Form 20-F
period 2002-09-30
WESTPAC BANKING CORP
filed 2002-11-07
CIK 719245

QuickLinks -- Click here to rapidly navigate through this document

WESTPAC BANKING CORPORATION

ABN 33 007 457 141

ANNUAL FINANCIAL REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2002

We are providing our report to equity holders in two parts:

•
Concise Annual Report
•
Annual Financial Report

Both parts will be lodged with the Australian Stock Exchange Limited and the Australian Securities and Investments Commission and are available on our web site westpac.com.au.

This Annual Financial Report includes the disclosure requirements for both Australia and the United States Securities and Exchange Commission. It will be lodged with the Commission as an annual report on Form 20-F.

Information contained in or otherwise accessible through the web sites mentioned in this Annual Financial Report does not form part of the report. All references in these reports to web sites are inactive textual references and are for information only.

WESTPAC BANKING CORPORATION

TABLE OF CONTENTS

In this report references to "Westpac", "we", "us" and "our" are to Westpac Banking Corporation. References to "Westpac", "we", "us" and "our" under the captions "Information on Westpac", "Financial review", "Corporate governance", "Remuneration philosophy and practice", "Shareholding information", "Management" and "Additional information" include Westpac and its subsidiaries unless they clearly mean just Westpac Banking Corporation.

Form 20-F cross-reference index (for the purpose of filing with the United States Securities and Exchange Commission).

20-F item number and description		Page

Disclosure regarding forward-looking statements		3
Currency of presentation, exchange rates and certain definitions		4
Part I
Item 1.	Identity of directors, senior management and advisers	Not Applicable
Item 2.	Offer statistics and expected timetable	Not Applicable
Item 3.	Key information
	Selected financial data	6, 18-21
	Capitalisation and indebtedness	Not Applicable
	Reasons for the offer and use of proceeds	Not Applicable
	Risk factors	22-23
Item 4.	Information on Westpac
	History and development of Westpac	5-6, 10-11
	Business overview	5-17
	Organisational structure	5
	Property, plant and equipment	10
Item 5.	Operating and financial review and prospects
	Critical accounting policies	26-28
	Operating results	30-47
	Liquidity and capital resources	51-56
	Research and development, patents, licences etc.	Not Applicable
	Trend information	30-49
Item 6.	Directors, senior management and employees
	Directors and senior management	65-67, 219-221
	Compensation	74-78
	Board practices	65-74
	Employees	13-14
	Share ownership	13-14, 74, 76-78, 139-145, 209-210
Item 7.	Major shareholders and related party transactions
	Major share holders	205-208
	Related party transactions	29
	Interests of experts and counsel	Not Applicable
Item 8.	Financial Information
	Consolidated statements and other financial information	6, 18-21, 83-200
	Significant changes	10-11
Item 9.	The offer and listing	211-212
Item 10.	Additional information
	Share capital	Not Applicable
	Memorandum and articles of association	222-227
	Material contracts	Not Applicable
	Exchange controls	213-215
	Taxation	215-218
	Dividends and paying agents	Not Applicable
	Statements by experts	Not Applicable
	Documents on display	227
	Subsidiary information	Not Applicable
Item 11.	Quantitative and qualitative information about market risk	57-63
Item 12.	Description of securities other than equity securities	Not Applicable
Part II
Item 13.	Defaults, dividend arrearages and delinquencies	Not Applicable
Item 14.	Material modifications to the rights of security holders and use of proceeds	Not Applicable
Item 15.	Controls and procedures	64
Item 16.	(Reserved)	Not Applicable
Part III
Item 17.	Financial statements	Not Applicable
Item 18.	Financial statements	82-200
Item 19.	Exhibits	227
Report of independent auditors		202-203
Consolidated statements of financial performance for the years ended 30 September 2002, 2001 and 2000		84-85
Consolidated statements of financial position as at 30 September 2002 and 2001		86-87
Consolidated statements of cash flows for the years ended 30 September 2002, 2001 and 2000		88-89
Consolidated statements of changes in equity for the years ended 30 September 2002, 2001 and 2000		90-91
Notes to the financial statements		91-200

Disclosure regarding forward-looking statements

This annual report contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934. The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

Forward-looking statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations with respect to our results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. We use words such as "may", "expect", "intend", "plan", "estimate", "anticipate", "believe", "probability", "risk", or other similar words to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of the risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this annual report as anticipated, believed, estimated, expected or intended. We do not intend to update these forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements made by us or on our behalf. These factors include:

•
inflation, interest rate, exchange rate, market and monetary fluctuations;
•
the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy;
•
changes in consumer spending, saving and borrowing habits in Australia and in other countries in which we conduct our operations;
•
the effects of competition in the geographic and business areas in which we conduct operations;
•
the ability to increase market share and control expenses;
•
the timely development of and acceptance of new products and services and the perceived overall value of these products and services by users;
•
technological changes;
•
demographic changes and changes in political, social and economic conditions in any of the major markets in which we operate; and
•
various other factors beyond our control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us in this report, see "Risk factors" beginning on page 22 of this report. Our forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. When relying on forward-looking statements to make decisions with respect to our company, investors and others should carefully consider the foregoing factors and other uncertainties and events.

We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise after the date of this report.

3

Currency of presentation, exchange rates and certain definitions

We publish our consolidated financial statements in Australian dollars. In this annual report, unless otherwise stated or the context otherwise requires, references to "US$" or "US dollars" are to United States dollars, references to "dollar amounts", "$" or "A$" are to Australian dollars and references to "NZ$" are to New Zealand dollars. Merely for the convenience of the reader, this annual report contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of US$0.5429 = A$1.00, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate") on 30 September 2002. See "Exchange Rates" for information regarding the rates of exchange between the Australian dollar and the US dollar from financial year ended 30 September 1998 to 25 October 2002.

Our financial year ends on 30 September. As used throughout this annual report, the financial year ended 30 September 2002 is referred to as 2002, and other financial years are referred to in a corresponding manner.

"Financial Statements" means our audited consolidated statements of financial position as at 30 September 2002 and 30 September 2001 and consolidated statements of financial performance, cash flows and changes in equity for each of the three years ended 30 September 2002, 2001 and 2000 together with accompanying notes which are included in this annual report.

Any discrepancies between totals and sums of components in tables contained in this annual report are due to rounding.

Exchange rates

For each of the years indicated, the high, low, average and year-end noon buying rates for Australian dollars were:

Year ended 30 September	2003[1]	2002	2001	2000	1999	1998

	(US$ per $1.00)
High	0.5550	0.5748	0.5712	0.6687	0.6712	0.7386
Low	0.5422	0.5270	0.4828	0.5372	0.5887	0.5550
Average[2]	n/a	0.5329	0.5182	0.6032	0.6376	0.6444
Close (on 30 September)[3]		0.5429	0.4946	0.5415	0.6528	0.5930

For each of the months indicated, the high and low noon buying rates for Australian dollars were:

Month ended	September 2002	August 2002	July 2002	June 2002	May 2002	April 2002

	(US$ per $1.00)
High	0.5518	0.5534	0.5688	0.5748	0.5660	0.5442
Low	0.5419	0.5280	0.5370	0.5583	0.5365	0.5270

1
Through 25 October 2002. On 25 October 2002, the noon buying rate was $A1.00 = US$0.5545
2
The average of the exchange rates on the last day of each month during the period.

The noon buying rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. See note 1(a)iv to the financial statements.

INFORMATION ON WESTPAC

We are one of the four major banking organisations in Australia and also one of the largest banks in New Zealand. We provide a broad range of banking and financial services in these markets, including retail, commercial and institutional banking and wealth management activities.

We were founded in 1817 and were the first bank to be established in Australia. In 1850 we were incorporated as the Bank of New South Wales by an Act of the New South Wales Parliament. In 1982 we changed our name to Westpac Banking Corporation. On 23 August 2002 we were registered as a public company limited by shares under the Australian Corporations Act 2001. Our principal office is located at 60 Martin Place, Sydney, New South Wales, 2000, Australia and our telephone number is (61) (2) 9226-3311.

We have branches, affiliates and controlled entities throughout Australia, New Zealand and the Pacific region and maintain offices in key financial centres around the world1. As at 30 September 2002 our market capitalisation was $25 billion2. Our operations comprise four key areas of business, through which we serve approximately 7.5 million customers. These four areas of business are:

1
See note 38 to the financial statements for a list of our controlled entities as at 30 September 2002.
2
The market capitalisation calculation is based on our Australian ordinary shares and our New Zealand Class shares.

•
Business and Consumer Banking: providing retail banking and other financial services to individuals and small to medium-size businesses in all states and territories of Australia;
•
Wealth Management: providing investment, retirement planning and life insurance services that enable customers to build, manage and protect personal wealth;
•
Westpac Institutional Bank: providing banking and financial services to corporate, institutional and government customers, and also supplying products to small and medium-size businesses primarily in Australia and New Zealand; and
•
New Zealand Retail: providing a full range of retail, commercial and wealth management3 services to customers throughout New Zealand.

3
During September 2002 we announced that the wealth management operations in New Zealand would form part of our overall wealth management business. For the purposes of this annual report, the results reflect the structure that was in place for the majority of the year to 30 September 2002.

Business strategy

Our vision is to provide our customers with a superior experience, a great place to work for our staff, first quartile returns to our equity holders and to be a good corporate citizen.

The key elements of our strategic intent are to:

•
deliver a superior customer experience and deepen relationships with our existing customers;
•
drive operational efficiency;
•
balance risk and reward throughout the economic cycle;
•
embed a high performance culture; and
•
build corporate reputation.

We believe a superior execution of our customer-focused strategy can differentiate us from our competitors. Our superior execution is designed to achieve superior customer satisfaction translating into superior shareholder returns.

In turn, we believe that the key to superior execution lies mainly in the creation of a high performance ethic underpinning a superior service delivery system. The key components of such an ethic are:

•
quality people;
•
people and performance management processes; and
•
productive culture.

Evidence of how well we have executed against our strategy:

•
recent market surveys indicate that we have the strongest or second-strongest customer franchise in all customer segments across Australia and New Zealand with a disproportionately large share of valuable customers;
•
ratio of total bad and doubtful debts to total average assets has remained below 50 basis points for the last seven years;
•
according to a recent market survey, our staff morale ranks consistently above the 75th percentile for all Australian companies; and
•
awarded the 2002 United Nations Triple Bottom Line Award and recognised as the leading bank globally on the Dow Jones Sustainability Index.

The following tables present, for each of our four key areas of business, the net profit for and total assets at the financial years ended 30 September 2002, 2001 and 2000.

Refer to note 29 to the financial statements for detailed financial disclosure of our geographic and business segments.

Net profit attributable to our equity holders1,2

Years ended 30 September	2002 $m	2001 $m	2000 $m

Business & Consumer Banking	1,774	986	895
Wealth Management	(62)	181	191
Westpac Institutional Bank	132	374	314
New Zealand Retail	362	280	251
Other[3]	(14)	82	64

Net profit attributable to our equity holders	2,192	1,903	1,715

Assets2

As at 30 September	2002 $bn	2001 $bn	2000 $bn

Business & Consumer Banking	102	98	91
Wealth Management	9	8	8
Westpac Institutional Bank	49	52	49
New Zealand Retail	20	19	16
Other[3]	11	13	4

Total assets	191	190	168

1
Internal charges and transfer pricing adjustments have been reflected in the net profit reported for each of our business groups.
2
Due to changes in our management reporting structure, or due to accounting reclassifications, comparatives have been restated and therefore may differ from results previously reported.
3
Other includes the results of Business and Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions.

Business and Consumer Banking

Our Business and Consumer Banking (BCB) unit represents the regional bank operations branded "Westpac" in New South Wales, Queensland, South Australia, Tasmania, the Australian Capital Territory and the Northern Territory, "Bank of Melbourne" in Victoria, and "Challenge Bank" in Western Australia.

BCB is responsible for servicing and product development for our consumer and small to medium-sized business customers within Australia. Activities are conducted via our nationwide network of branches (over 800 including in-store branches), call centres, automatic teller machines (ATMs) and internet banking services. Our front line staff provide sales and service-related functions to customers for a broad range of financial products, including savings and cheque accounts, demand and term deposits, credit cards, personal and housing loans. A significant portion of our housing finance sales is through independent mortgage brokers. In the years ended 30 September 2002 and 2001 approximately 25% of mortgage loan drawdowns were arranged via this channel. We also employ around 700 financial planners and advisers who provide advice in respect of various superannuation, investment and life insurance products. Our business banking customers are additionally serviced by specialised relationship managers.

We are a significant lender in the housing finance market in Australia. In the year ended 30 September 2002, our owner-occupied residential mortgage loan portfolio in Australia increased 9% to $38 billion (net of securitised loans) with variable interest rate loans comprising 89% of the portfolio. Non-owner-occupied residential mortgage loans increased 21% during the year ended 30 September 2002. As at 30 September 2002 these loans amounted to $23 billion of which around 74% constituted variable interest rate loans. In addition, we are a major provider of credit card finance in Australia. Our total credit card outstandings at 30 September 2002 were $4.1 billion (2001 $5.6 billion). The decrease is attributable primarily to the sale of AGC (see below), which included "CreditLine", AGC's credit card product, which had outstanding balances of $1.5 billion at 30 September 2001. The number of credit card account holders was approximately 1.7 million as at 30 September 2002, which is unchanged compared to 30 September 2001.

In May 2002, we sold our finance company, Australian Guarantee Corporation Limited (AGC). In Australia, AGC's existing consumer and business finance operations were included in the sale. We were granted certain marketing rights in relation to the AGC business finance portfolio. These arrangements enable us to continue to offer a full range of our products to our existing business customers who have facilities with AGC. Refer to "Recent developments" on page 10.

Wealth Management

Our Wealth Management business provides managed investments, superannuation (pension) and life insurance products to our retail, commercial and institutional customers in Australia. Specific products include retail unit trusts (mutual funds), master funds, wholesale unit trusts, personal and business superannuation, life insurance, income protection, discount securities broking, portfolio management services and custodian services. The retail investment and life insurance products are marketed to our customer base through financial planners and advisers situated in our branch network.

On 1 June 2002, we acquired Rothschild Australia Asset Management (Rothschild)(refer to section "Recent developments" on page 10) and on 23 July 2002 rebranded this business Sagitta Wealth Management (Sagitta).

The acquisition of Rothschild provides us with strengthened distribution capabilities by gaining access to over 1,000 external financial advisers, fulfilling a key element of our overall wealth management strategy. Combined with our own advisers and planners, our distribution base increased to around 1,700, a substantial increase on 2001.

The product range of the acquired business is similar to that currently offered by our wealth management operations. However, the customer base differs with regard to investment objectives, style, asset mix and risk tolerance. The acquisition also provides us with a product range that is externally rated by investment research firms. At the date of acquisition, funds under management were approximately $10.5 billion.

Integration of the acquired operations with our existing business is progressing to our expectations, and we are currently on track to achieve synergies.

On 26 August 2002 we announced an agreement to purchase most of the wealth management business of BT Financial Group (BT) from the Principal Financial Group (refer to section "Recent Developments" on page 10).

This acquisition is expected to provide us with a client portfolio administration ("wrap") platform, which supplies investors and financial advisers with consolidated reporting and administrative services. We will acquire BT's distribution capability, margin lending business and part of the investment management capability. As at 30 September 2002, BT had approximately $12.5 billion in retail funds under management and $6.8 billion under administration.

The transaction is expected to be completed early in our new financial year and within a short period, will be integrated into our combined wealth management business.

As at 30 September 2002 our wealth management business had $32.4 billion1of funds under management, $169 million of in-force life insurance and risk premiums and held $130 billion2 of custodial assets.

1
Includes the assets of our life company.
2
Includes a portion of our wealth management funds under management.

Westpac Institutional Bank

Our institutional bank strives to meet the financial needs of corporations, institutions and government customers which are based in, or have interests in, Australia and New Zealand. This is achieved through dedicated industry teams supported by specialised expertise in financial markets, corporate finance, advisory, equity and transactional banking. The products and services we offer include:

	Capital		Financial Markets		Transactional Services		Advice
•	Debt/Equity underwriting	•	Foreign exchange	•	International payments	•	Mergers and acquisitions
•	Financial structuring	•	Derivatives	•	International cash management	•	Project finance
•	Loan syndications	•	Commodities	•	Domestic transactional services	•	Property
•	Capital markets	•	Debt securities			•	Resources
•	Lending	•	Trade finance

In the global financial markets, we focus on Australian and New Zealand dollar-denominated financial products and also provide a range of currency and interest rate risk management products.

Over the financial year we experienced substantial growth in our online delivery of financial market and transactional services products. In this financial year we executed around 50,000 foreign exchange and bond transactions with our customers through our online channels, compared to 6,000 transactions in the previous financial year.

Our institutional bank operates with a strong Australasian focus. We support our customers through branches and subsidiaries located in Australia, New Zealand, New York, London, Tokyo, Singapore, and Hong Kong, and we are represented in Thailand, Indonesia and China.

New Zealand Retail

We began operating in New Zealand in 1861 as the Bank of New South Wales. In 1996, we acquired Trust Bank New Zealand Limited. We currently operate through a branch network under the name WestpacTrust. Following recent analysis of market representation a decision was made to align our New Zealand operations with the Westpac brand name. In addition we intend to relocate the senior customer-facing staff, product and head office functions from Wellington to Auckland.

We are one of New Zealand's largest banks, providing a full range of retail banking products, wealth management services and commercial banking services to customers. As at 30 September 2002, we had 4,687 staff, 200 branches and 484 ATMs operating throughout the country.

We are the second largest lender of housing finance in New Zealand. As at 30 September 2002 our mortgage loan portfolio (net of securitised loans) was $12.2 billion. In addition, we are a major provider of wealth management services, with $1.4 billion in funds under management as at 30 September 2002.

Business and Technology Solutions and Services

Business and Technology Solutions and Services (BTSS) provides functional support to our business units and comprises the following areas: eBusiness, Group Operations, Information Technology (IT), Corporate Services and Governance.

Our eBusiness group manages online banking facilities for our business and personal customers. As at 30 September 2002, we had over 1.4 million online banking and share broking customers who conducted 27 million online transactions, including 18% of credit card and 14% of personal loan originations over the past financial year.

Our IT group defines our overall IT architecture, supports and enhances software systems and implements major IT projects across our organisation.

Group Operations performs back office processing and settlement services for all products. Corporate Services provides infrastructure support for properties, procurement, cash management, fraud control, physical security and business continuity management. Governance manages the IT and telecommunications, mortgage processing and voucher processing outsourcing contracts that we have entered into with IBMGSA, EDS and Unisys respectively.

Other

In our financial business segment results BTSS forms part of "other", which also includes Group Treasury, Pacific Banking and Head Office functions. Due to its relatively small size, we do not report our Pacific Banking business as a separate business segment.

Property

We occupy premises primarily in Australia and New Zealand including approximately 874 branches as at 30 September 2002. Of the premises we occupy, as at 30 September 2002 we directly own approximately 9% in Australia and less than 1% in New Zealand. The remainder of these premises are held under commercial lease.

As at 30 September 2002, the carrying value of our directly-owned premises and sites was $148 million.

Under our sale and leaseback program 106 properties have been sold in Australia with total proceeds of $424 million, and 67 properties in New Zealand with total proceeds of $68 million during the past three financial years.

Recent developments

Sale of Australian Guarantee Corporation Limited (AGC)

On 31 May 2002 we sold our 100% interest in AGC in Australia to General Electric Capital (GE). In addition we sold certain loan assets of Australian Guarantee Corporation (NZ) Limited to GE. We have retained certain marketing rights in Australia to AGC business customers, enabling us to continue to offer a full range of products to existing business customers. This transaction resulted in a profit on sale of $754 million and a reduction in total group assets of approximately $9.9 billion being recorded in the second half of the 2002 financial year.

Acquisition of BT Financial Group (BT)

On 26 August 2002 we announced the acquisition of most of the business of BT for $900 million. An additional payment of up to $150 million may be paid, contingent upon exceeding certain performance hurdles in the future. The acquisition includes the funds management operations of BT Financial Group in New Zealand and is expected to be completed early in our new financial year pending regulatory approval. We expect this acquisition to be funded from our existing financing sources.

Acquisition of Rothschild Australia Asset Management (Rothschild)

On 1 June 2002 we acquired the Rothschild funds management business for $323 million. The business has been rebranded as Sagitta Wealth Management.

Acquisition of Hastings Funds Management Limited (Hastings)

On 19 August 2002 we announced agreements to purchase a 51% shareholding in Hastings for an initial payment of $36 million which settled on 16 October 2002. Further payments, to acquire the remaining 49%, are dependent on Hastings' financial and operational performance over the next three years.

The business will form part of our institutional banking division. Hastings, with approximately $2 billion in assets under management, is involved in specialised funds management principally in infrastructure, and also in private equity, forestry and high yield debt.

Outsourcing

On 1 October 2001, we entered into a ten year agreement with EDS (Business Process Administration) Pty Limited whereby they provide mortgage and other processing services in connection with our mortgage loan portfolio. We continue to perform the sales, credit and collection functions related to our home loan mortgage business. The estimated costs to be paid by us over the life of the multi-year agreement are approximately $1 billion.

On 30 September 2002, we entered into an agreement with First Data Resources Australia Limited ("First Data") to provide a managed service for our cards processing. First Data assumed responsibility for our Australasian cards processing in phases from October 2002. We retain control of our cards sales, credit, collections and customer service functions. The estimated costs to be paid by us over the life of the multi-year agreement are approximately $100 million.

Legal proceedings

We have contingent liabilities in respect of actual and potential claims and proceedings that have not been determined. An assessment of likely losses is made on a case-by-case basis for the purposes of the financial statements and specific provisions have been made where appropriate, as described in note 34 to the financial statements.

Our entities are defendants from time to time in legal proceedings arising from the conduct of our business. We do not consider that the outcome of any proceeding, either individually or in aggregate, is likely to have a material effect on our financial position.

Competition

The market for financial services in Australia has traditionally been highly concentrated among the four major banks. However, the industry has changed significantly over the last decade driven by several emerging trends.

Customers are increasingly knowledgeable about financial services and, along with deregulation of the banking industry, are driving the demand for individually-tailored and innovative products. In addition, customers are more actively managing their own financial affairs.

The erosion of local and global barriers to entry, such as the decline in the requirement for a branch network, mean that competition is increasing. Product specialists within the industry are able to compete for and attract high-value customers.

Advances in technology are reducing service delivery costs and improving customer convenience. Communications improvements are reducing the need for ownership and control of all of the activities required to provide in a financial service or product.

There are several implications arising out of these changing trends. Financial services providers are under pressure to continually reduce costs, complexity and interest margins, and to choose which activities they will own and which they will outsource. Mortgage originators have appeared as a competitive threat to the branch networks of the major banks. Growth opportunities are shifting from lending to investments and advice. This is evidenced by the trend towards consolidation of traditional banking and wealth management businesses among the four major Australian banks.

We have reacted to these emerging competitive pressures in several ways. Our distribution network has diversified from the simple branch focused model of the past into a diversified mix of distribution channels incorporating:

•
direct channels, such as telephone banking, internet banking, Automatic Teller Machines (ATMs) and debit card point-of-sale terminals (EFTPOS);
•
face-to-face channels, such as metropolitan and rural banking branches, relationship managers (for business banking, private banking and high-value customers), financial planners and advisers and mortgage-lending representatives; and
•
third party channels, including independent financial advisers, accountants and independent mortgage brokers.

We are moving away from being an exclusive distributor of our own products to being a distributor of best-in-class financial services sourced from a range of producers – recent examples of this include credit cards (joint venture with American Express), general insurance (a range of providers including Royal and Sun Alliance) and managed funds (a range of providers). We have recently acquired substantial wealth management businesses (see pages 7 and 10 for further details) placing us in a position of strength among Australian and New Zealand competitors.

In New Zealand we face competition principally from the locally incorporated subsidiaries of the other three major Australian banks and from National Bank of New Zealand Limited (a locally incorporated subsidiary of Lloyds TSB Group). In addition, there is competition from a number of smaller market participants that focus primarily on the retail and housing sectors.

Economic Outlook

The section below contains certain forward-looking statements. Refer "Disclosure regarding forward-looking statements" on page 3.

The global economy weakened considerably during the financial year, particularly in the United States. The terrorist attacks on 11 September 2001, along with several large corporate accounting scandals and bankruptcies, have had an impact on financial markets around the world.

While this volatility in international financial markets is leading to increasing concern about the global and local economic outlook, we expect Australian economic growth to be around 3% next year. At the same time, inflation is likely to move back inside the Reserve Bank of Australia's (RBA) target through the course of the year.

We believe that the housing cycle is at or near its peak. The combination of higher house prices and the rise in vacancy rates is expected to temper home loan growth going forward. Despite this, the momentum currently in the housing sector should continue to see a strong performance in house lending.

A solid improvement in business investment is expected, although it is likely to be mainly concentrated in the mining and transport sectors. Business' balance sheets are generally considered to be in good condition, investment levels are approaching cyclical lows and interest rate settings are expansionary. However, global uncertainty and an expected slowdown in the housing market is expected to moderate the investment recovery. Nevertheless, we are forecasting business lending growth in the economy to improve from last year's historical lows of approximately 2% to nearer 5% in 2003.

The net result of these dynamics is likely to see overall credit growth slow somewhat from approximately 10% over the past year to approximately 8-10% in the year ahead.

Asset quality trends remain generally positive. At the corporate end, no new signs of significant stress are evident and small and medium business quality has continued to improve with no signs of weakness. In the rural sector, while the drought will undoubtedly adversely affect this sector, the low gearing and sensible approach to credit has at this point seen no stresses emerge.

Although house prices have risen significantly over recent years, the credit quality of the housing loan portfolio continues to be favourable. With debt servicing remaining comfortable against most economic scenarios and the average loan-to-asset value ratio below 60%, we continue to expect this portfolio to perform in line with longer-term averages.

If stresses are to appear, it is likely that they will emerge in the unsecured consumer credit areas. The highest risk portfolio in this segment was in AGC which has now been sold. At this time we are not expecting any sharp deterioration in loss rates.

The past year has clearly reminded us that it is difficult to foresee all market and economic events that can affect a company's performance. With global tensions remaining, there continues to be a degree of uncertainty as to the outlook in 2003. Nevertheless, we expect our core business to remain strong, and our growth and efficiency initiatives to remain on plan.

Employees

The number of employees in each area of business at 30 September 2002 was as follows1:

Business and Consumer Banking	11,662
Wealth Management	812
Westpac Institutional Bank	1,295
New Zealand Retail	4,687
Business and Technology Solutions and Support	4,437
Pacific Banking	1,121
Head Office functions and other	762

Total employees	24,776

1
The number of employees includes core full-time equivalent, overtime, temporary and contractors.

We had 24,776 full-time-equivalent employees as at 30 September 2002. This represents a decrease of 3,758 from 30 September 2001. The 2001 total of 28,534 was 1,986 lower than 2000. The majority of this year's reduction was due to the following:

•
the sale of AGC;
•
outsourcing of some of our operations and IT activities and the subsequent transfer of employees to the outsource providers; and
•
the impact of efficiency initiatives and other restructuring activities.

New Enterprise Agreements for our employees belonging to the Finance Sector Union (FSU) were certified by the Australian Industrial Relations Commission on 2 August 2002. These are due to expire on 30 June 2004. The agreements provide for a 4% pay increase to eligible employees in the first pay period of October 2002 and a further 4% pay increase to eligible employees in the first pay period of October 2003. We continue to maintain a business-like and professional relationship with the FSU. In

New Zealand, the annual collective employment contract salary award, for staff who are members of the Finance and Information Union (Finsec), has been agreed.

We offer an employee share plan for permanent employees in Australia and New Zealand, which is designed to provide tangible recognition for improvements in our performance and gain greater staff commitment. We also provide superannuation (pension) plans for our employees in Australia, New Zealand and certain other countries in which we operate. Plan members are entitled to benefits on retirement, resignation, permanent disability or death. See note 33 to the financial statements for further information.

Supervision and regulation

Australia

Within Australia we are subject to supervision and regulation by four principal agencies: the Australian Prudential Regulatory Authority; the Reserve Bank of Australia; the Australian Securities and Investments Commission; and the Australian Competition and Consumer Commission.

The Australian Prudential Regulatory Authority is responsible for the prudential supervision of authorised deposit-taking institutions, life and general insurance companies and superannuation (pension) funds. One of its roles is to protect the interests of depositors and insurance policyholders.

As a regulated authorised deposit-taking institution we report to the Australian Prudential Regulatory Authority such prudential information as the regulator requires in relation to capital adequacy, large exposures, credit quality and liquidity. For further discussion of these factors refer to the sections on "Liquidity and capital resources" and "Credit risk" on pages 51-60 of this report. Our controlled entities involved in general insurance, superannuation and life insurance are also subject to the regulatory regime of the Australian Prudential Regulatory Authority. Reporting is supplemented by consultations, on-site inspections and targeted reviews. Our external auditors also have an obligation to report on compliance with certain statutory and regulatory banking requirements, and on any matters that in their opinion may have the potential to materially prejudice the interests of depositors.

Australia's risk-based capital adequacy guidelines are generally consistent with the approach agreed by the Basel Committee on Banking Supervision. For details of our capital adequacy ratios see note 26 to the financial statements.

The Reserve Bank of Australia is responsible for monetary policy, maintaining financial system stability and payments system regulation. The Reserve Bank of Australia is an active participant in the financial markets, manages Australia's foreign reserves, issues Australian currency notes and serves as banker to the Commonwealth Government. On 1 July 2002 the Reserve Bank of Australia transferred the responsibility for registration and categorisation of financial corporations to the Australian Prudential and Regulatory Authority.

The Australian Securities and Investments Commission is the sole national regulator of Australia's (approximately) 1.2 million companies. Its primary responsibility is for regulation and enforcement of company and financial services laws that protect consumers, investors and creditors. With respect to financial services, it promotes honesty and fairness through the provision of consumer protection, using as necessary its regulatory powers to enforce laws relating to deposit-taking activities, general insurance, life insurance, superannuation, retirement savings accounts, securities (such as shares, debentures and managed investments) and futures contracts.

The Australian Competition and Consumer Commission is an independent statutory authority responsible for the regulation and prohibition of anti-competitive and unfair market practices and mergers and acquisitions by Australian corporations. Its objectives are to ensure corporations do not act in a way that may have the effect of eliminating or reducing competition, and to oversee product safety and liability issues, pricing practices and third party access to facilities of national significance. The Commission's consumer protection work complements that of State and Territory consumer affairs agencies, which administer the unfair trading legislation of their jurisdictions.

The Australian government's present policy is that mergers among the four major banks will not be permitted until the government is satisfied that competition from new and established participants in the financial industry, particularly in respect of small business lending, has increased sufficiently. Proposals for foreign acquisition of Australian banks are subject to approval by the government under the Foreign Acquisition and Takeovers Act 1975 of Australia.

Australia's risk-based capital adequacy guidelines are generally consistent with the approach agreed upon by the Basel Committee on Banking Supervision. On 1 October 2000 the Australian Prudential Regulatory Authority released harmonised authorised deposit-taking institutions (ADI) prudential standards. In applying these standards some changes were required to the calculation of risk-adjusted assets and capital deductions. The impact of these changes was not significant.

Australian banks are required to maintain a minimum ratio of capital to risk-adjusted assets of 8%. At least half of this capital must be in the form of "core" or "Tier 1" capital. Subject to certain limitations, core capital consists of equity, i.e. paid-up share capital, retained profits, certain reserves and other equity instruments. The balance of eligible capital is defined as "supplementary" or "Tier 2" capital. Certain deductions are made for holdings of other banks' capital instruments and capital invested in controlled entities that are not consolidated for capital adequacy purposes, such as insurance and funds management controlled entities. Deduction is also made for any capital invested or guarantees or similar support provided to entities involved in securitisation activities. Supplementary capital includes, subject to limitations, premises revaluation reserves, general provisions for doubtful debts, mandatory convertible notes, perpetual floating rate notes and like instruments, and term subordinated debt provided such term debt is not in excess of 50% of Tier 1 capital.

New Zealand

The Reserve Bank of New Zealand is responsible for the supervision of the New Zealand banking industry. The framework of supervision includes monitoring financial performance, large exposures, individual country exposures, capital adequacy and, as in Australia, also involves external auditor reporting. The extent of the Reserve Bank of New Zealand's prudential regulation of banks has been reduced following the introduction of a disclosure regime in 1995 applicable to all banks operating in New Zealand. The Reserve Bank of New Zealand's capital adequacy guidelines are generally in line with the Basel Committee guidelines.

The Banking Act 1959 (Australia) gives priority over our Australian assets to Australian depositors. Accordingly, our non-Australian depositors will rank after our Australian depositors in relation to claims against our Australian assets.

However, the Westpac Banking Corporation Act 1982 (New Zealand) gives New Zealand depositors priority to our New Zealand assets. Accordingly, New Zealand depositors will rank ahead of our other unsecured creditors in respect of claims against our New Zealand assets. Based on the audited statement of financial position as at 30 September 2002 the value of our New Zealand assets is greater than our New Zealand deposit liabilities.

United States

Our New York branch is a federally licensed branch and as such subject to supervision, examination and extensive regulation by the Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System (the U.S. Federal Reserve) under the International Banking Act of 1978 (the "IBA"), and related regulations. Under the IBA, we may not open any branch, agency or representative office in the U.S. or acquire more than 5% of the voting stock of any U.S. bank without the prior approval of the U.S. Federal Reserve.

A federal branch must maintain, with a U.S. Federal Reserve member bank, a capital equivalency deposit as prescribed by the U.S. Comptroller of the Currency in an amount which is the greater of: (1) the amount of capital that would be required of a national bank organised at the same location; or (2) 5% of the total liabilities (excluding, among other things, liabilities to affiliates and liabilities of any international banking facilities) of the federal branch. In addition, a federal branch is examined by the U.S. Comptroller of the Currency at least once each calendar year and periodically by the U.S. Federal Reserve. The examination covers risk management, operations, credit and asset quality and compliance with the record-keeping and reporting requirements that apply to national banks, including the maintenance of its accounts and records separate from those of the foreign bank and any additional requirements prescribed by the U.S. Comptroller of the Currency.

A federal branch of a foreign bank is, by virtue of the IBA, subject to the receivership powers exercisable by the U.S. Comptroller of the Currency.

At this time we have not elected to become and, therefore, are not a financial holding company as defined in the Gramm-Leach-Bliley Act of 1999.

United States Sarbanes-Oxley Act of 2002

On 30 July 2002, the Sarbanes-Oxley Act of 2002 (the SOX Act) was signed into law. The SOX Act is a broad accounting and corporate governance reform law, introduced in response to the failures of several major United States public companies. As we have securities listed on the New York Stock Exchange, and are required to file reports (including this annual report) with the United States Securities and Exchange Commission (the SEC), we are subject to various provisions of the SOX Act.

The SOX Act requires that the SEC formulate rules to implement many of the provisions. It is unclear at this time the extent to which these rules will impact us and other SEC-registered non-US companies. Although we cannot predict when and in what form these rules will be made, we believe the cost of compliance with the SOX Act is not likely to be material to us and that compliance with the SOX Act is not expected to have a material effect on our operations.

Below we summarise some of the more important requirements of the SOX ACT as they apply to us.

Certifications

Our Chief Executive Officer (CEO) and Chief Financial Officer (CFO) are required to file two separate certifications (one with civil consequences for breach and the other with criminal consequences for breach) in connection with each annual report on United States Securities and Exchange Commission (SEC) Form 20-F.

Audit Committee Issues

The SOX Act requires that each member of the audit committee be "independent", meaning that the member will not be able to accept any compensation from us or be affiliated with us or any of our subsidiaries, other than in his or her capacity as a director, member of the audit committee or other board committee.

Under the SOX Act, we will also be required to disclose whether at least one member of our audit committee is a "financial expert" and, if not, the reasons why not.

USA PATRIOT Act

On 26 October 2001 the United States adopted the USA PATRIOT Act in response to the events of 11 September 2001. The Act requires US banks and foreign banks with US operations to take certain steps to prevent, detect and prosecute individuals and entities involved in international money laundering and the financing of terrorism. The required actions include verifying the identity of financial institutions terminating correspondent accounts for foreign "shell banks" and obtaining information about the owners of foreign bank clients and the identity of the foreign bank's agent for service of process in the US.

The Act also expands the power of the US government to subpoena foreign banks for records relating to transactions in the US correspondent accounts, including records kept outside the US. The Act grants federal courts so-called "long-arm" jurisdiction over a foreign person, including a foreign financial institution, under certain circumstances.

The scope of the Act will be determined, to some degree, by the regulations that are adopted to implement its provisions. The US Secretary of the Treasury has published interim guidance and certain regulations to implement some portions of the Act, and is expected to propose additional regulations to implement other sections. Although we cannot predict when and in what form these regulations will be adopted, we believe that the cost of compliance with the Act is not likely to be material to us, and that compliance with the Act is not expected to have a material effect on our global operations.

New York Stock Exchange – Proposed Corporate Governance Listing Standards

On 15 August 2002 the New York Stock Exchange (the "NYSE") filed with the SEC proposed rules that would effect substantial changes to the NYSE corporate governance listing standards.

The proposed rules will not become effective unless and until they are approved by the SEC. We will monitor for that approval, following which we will analyse our corporate governance practices to identify any significant differences between those practices and the revised NYSE corporate governance listing standards.

FINANCIAL REVIEW

Key information

Selected consolidated financial and operating data

We have derived the following selected financial information as of and for the financial years ended 30 September 2002, 2001, 2000, 1999 and 1998 from our audited consolidated financial statements and related notes. The financial statements for 2002, 2001 and 2000 were reported on by independent auditors, Messrs R. Chowdry and M.J. Codling, and for 1999 and 1998 by Messrs R.S. Lynn and R. Chowdry.

You should read this information together with the "Operating and financial review and prospects" and the audited consolidated financial statements and the accompanying notes.

CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

	Year ended 30 September
	2002 USD[1]	2002 AUD	2001 AUD	2000 AUD	1999 AUD	1998 AUD

	(in millions unless otherwise stated)
Amounts in accordance with Australian GAAP
Interest income	5,006	9,220	10,258	9,390	7,876	8,647
Tax equivalent gross up2	75	139	149	169	127	128

Interest income (including gross up)	5,081	9,359	10,407	9,559	8,003	8,775
Interest expense	(2,755)	(5,074)	(6,207)	(5,721)	(4,400)	(5,155)

Net interest income (including gross up)	2,326	4,285	4,200	3,838	3,603	3,620
Non-interest income	1,617	2,978	2,537	2,414	2,155	2,003

Net operating income (including gross up)	3,943	7,263	6,737	6,252	5,758	5,623
Total operating expenses	(2,169)	(3,995)	(3,570)	(3,503)	(3,434)	(3,392)

Operating profit before bad and doubtful debts (including gross up)	1,774	3,268	3,167	2,749	2,324	2,231
Bad and doubtful debts	(250)	(461)	(433)	(202)	(171)	(168)

Profit from ordinary activities before income tax and abnormal items (including gross up)	1,524	2,807	2,734	2,547	2,153	2,063
Tax equivalent gross up2	(75)	(139)	(149)	(169)	(127)	(128)

Profit from ordinary activities before income tax and abnormal items (excluding gross up)	1,449	2,668	2,585	2,378	2,026	1,935
Income tax expense	(256)	(471)	(677)	(660)	(567)	(589)
Abnormal items (net of tax)[3]	–	–	–	–	–	(70)
Net profit attributable to outside equity interests	(3)	(5)	(5)	(3)	(3)	(4)

Net profit attributable to our equity holders	1,190	2,192	1,903	1,715	1,456	1,272

Average number of fully paid ordinary shares outstanding[4]	1,812	1,812	1,801	1,883	1,881	1,879
Basic earnings per ordinary share (cents) after abnormals[4]	64.2	118.3	102.8	88.8	77.0	66.4
Dividends per ordinary share (cents)	38.0	70.0	62.0	54.0	47.0	43.0
Dividend payout ratio (after abnormals)[5]	59.2%	59.2%	60.3%	60.8%	61.0%	64.8%

Amounts in accordance with US GAAP[12]
Net income	1,400	2,579	1,769	1,527	1,409	1,301
Basic earnings per ordinary share (cents)	77.3	142.3	98.2	81.1	74.9	68.0
Dividend payout ratio[5]	49.2%	49.2%	63.1%	66.6%	62.8%	63.2%

See page 21 for footnote explanations

CONSOLIDATED STATEMENT OF FINANCIAL POSITION DATA

	Year ended 30 September
	2002 USD[1]	2002 AUD	2001 AUD	2000 AUD	1999 AUD	1998 AUD

	(in millions, unless otherwise stated)
Amounts in accordance with Australian GAAP
Year end balances
Total assets	103,714	191,037	189,845	167,618	140,220	137,319
Loans net of provisions for bad and doubtful debts	73,764	135,870	122,250	107,533	97,716	91,738
Acceptances	2,599	4,788	15,700	15,665	10,249	10,325
Deposits and public borrowings	60,133	110,763	96,157	89,994	85,546	83,164
Due to other financial institutions	2,568	4,731	5,954	3,972	3,562	4,343
Total liabilities excluding loan capital	95,581	176,057	175,302	153,464	128,531	126,185
Loan capital	2,450	4,512	4,838	4,892	2,692	2,523
Ordinary equity[6,7]	5,421	9,986	9,226	8,792	8,529	8,606
Trust originated preferred securities (TOPrSSM)	252	465	465	465	465	–
Outside equity interests	9	17	14	5	3	5
Average balances
Total assets	99,534	183,337	178,196	158,566	140,350	139,647
Loans net of provisions for bad and doubtful debts	71,919	132,472	116,687	106,771	94,693	89,725
Acceptances	4,184	7,707	16,680	12,411	10,959	11,432
Total equity[6]	5,622	10,355	9,260	9,535	8,712	8,859
Average ordinary equity[6,7]	5,369	9,890	8,795	9,070	8,609	8,484
Amounts in accordance with US GAAP[12]
Total assets	103,663	190,943	189,450	167,237	139,997	137,135
Ordinary equity[6,7]	5,749	10,590	9,249	8,574	8,751	8,840
Average total assets	99,251	182,817	177,746	158,133	147,604	145,322
Average ordinary equity[6,7]	5,428	9,999	9,071	8,742	8,848	8,686

See page 21 for footnote explanations.

SUMMARY OF CONSOLIDATED RATIOS

	Year ended 30 September
	2002 USD[1]	2002 AUD	2001 AUD	2000 AUD	1999 AUD	1998 AUD

	(in millions, unless otherwise stated)
Ratios in accordance with Australian GAAP
Profitability ratios (%)
Net interest margin	2.80	2.80	3.11	3.10	3.25	3.44
Return on average assets after abnormals	1.20	1.20	1.07	1.03	1.04	0.91
Return on average ordinary equity after abnormals	21.7	21.7	21.1	18.4	16.8	14.7
Return on average total equity after abnormals	21.2	21.2	20.6	18.0	16.7	14.4
Economic profit ($m)[8]	749	1,380	1,198	1,058	669	694
Capital ratio (%)
Average total equity to average total assets	5.7	5.7	5.2	6.0	6.2	6.4
Earnings ratios
Basic earnings per ordinary share (cents) after abnormals[4]	64.2	118.3	102.8	88.8	77.0	66.4
Fully diluted earnings per ordinary share (cents) after abnormals[9]	64.0	117.9	102.4	88.4	76.1	64.5
Dividends per ordinary share (cents)	38.0	70.0	62.0	54.0	47.0	43.0
Dividend payout ratio % (after abnormals)[5]	59.2	59.2	60.3	60.8	61.0	64.8
Ratios in accordance with US GAAP[12]
Profitability ratios (%)
Net interest margin	2.80	2.80	3.11	3.10	3.25	3.44
Net profit attributable to equity holders to average total assets	1.41	1.41	1.00	0.97	0.96	0.90
Net profit attributable to equity holders to average ordinary equity	25.8	25.8	19.5	17.5	15.9	15.0
Capital ratio (%)
Average total equity to average total assets	5.5	5.5	5.1	5.5	6.0	6.0
Leverage ratio[10]	4.6	4.6	4.4	4.8	4.9	4.8
Earnings ratios
Basic earnings per ordinary share (cents)	77.3	142.3	98.2	81.1	74.9	68.0
Fully diluted earnings per ordinary share (cents)[9]	76.8	141.5	97.6	80.1	74.5	66.7
Dividends per ordinary share (US cents)	38.0	38.0	30.7	29.2	30.7	25.5
Dividend payout ratio %[5]	49.2	49.2	63.1	66.6	62.8	63.2

See page 21 for footnote explanations.

CREDIT QUALITY ANALYSIS

	Year ended 30 September
	2002 USD[1]	2002 AUD	2001 AUD	2000 AUD	1999 AUD	1998 AUD

	(in millions, unless otherwise stated)
Provisions for bad and doubtful debts	779	1,434	1,601	1,478	1,500	1,600
Total provisions to average loans and acceptances[11]	1.01%	1.01%	1.19%	1.22%	1.40%	1.56%
Total provisions to total loans[11]	1.04%	1.04%	1.29%	1.36%	1.51%	1.71%
Total provisions to total loans and acceptances[11]	1.01%	1.01%	1.15%	1.19%	1.37%	1.54%
Total impaired assets	369	679	902	593	644	852
Total impaired assets to average loans and acceptances[11]	0.48%	0.48%	0.67%	0.49%	0.60%	0.83%
Bad debt write-offs (net of recoveries)	248	457	340	240	227	222
Bad debt write-offs (net of recoveries) to average loans[11]	0.34%	0.34%	0.29%	0.22%	0.24%	0.24%
Bad debt write-offs (net of recoveries) to average loans and acceptances[11]	0.32%	0.32%	0.25%	0.20%	0.21%	0.22%

1
Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.5429, the noon buying rate on 30 September 2002. Amounts or ratios are in accordance with these principles.
2
We have entered into various tax effective financing transactions that derive income that is subject to either a reduced or zero rate of income tax. The impact of this is reflected in lower income tax expense and interest income. In order to provide improved comparability, this income is presented on a tax equivalent basis.
3
For reporting periods ending on or after 30 June 2001, we are no longer permitted (under Australian GAAP) to disclose abnormal items on the face of the statement of financial performance. Where a revenue or expense is of such a size, nature or incidence that its disclosure is relevant in explaining our financial performance, we are required to disclose its nature and amount on the face of the statement of financial performance or in the notes to the financial statements.
4
Based on average number of fully paid ordinary shares outstanding, including 54 million New Zealand Class shares in 2002, 2001 and 2000, and after deducting preference dividends of nil in 2002, 2001, 2000 and 1999 (1998 A$24 million), and distributions on other equity instruments of A$48 million in 2002 (A$51 million in 2001, A$43 million in 2000, A$8 million in 1999, nil in 1998).
5
Calculated by dividing the dividends per ordinary share by the basic earnings per ordinary share.
6
Excludes outside equity interests.
7
Excludes trust originated preferred securities (TOPrS).
8
Economic profit is defined as the excess of adjusted profit over the minimum required rate of return (12%) on equity invested. For this purpose, adjusted profit is defined as net profit after income tax, but before amortisation of goodwill, plus a portion (70%) of the face value of franking credits paid to shareholders. It is not meant as a substitute for net profit or as an indicator of our operating performance.
9
Based on average number of shares and share equivalents and after deducting non-converting preference dividends and distributions on other equity instruments from net profit after tax.
10
Leverage ratios have been computed in accordance with guidelines promulgated by the Board of Governors of the Federal Reserve System.
11
Loans are stated before related provisions for bad and doubtful debts.
12
Refer to note 45 of the financial statements for a full reconciliation with US GAAP.

Risk factors

Our business activities are subject to risk factors that can impact our future performance. Some of these risks can be mitigated by the use of safeguards and appropriate systems and actions but some are outside our control and cannot be mitigated. Risk management, as overseen by our Board of Directors, is discussed on page 57 of this annual report.

Some of the principal factors that may affect our performance are set out below.

Dependence on the Australian and New Zealand economies

Our earnings are dependent on the level of banking, finance and financial services required by our customers. In particular, levels of borrowing are heavily dependent on customer confidence, the state of the economy and prevailing market interest rates at the time.

As we currently conduct the majority of our business in Australia and New Zealand our performance is influenced by the level and cyclical nature of business activity in those countries, which is, in turn, impacted by both domestic and international economic and political events. There can be no assurance that a weakening in the Australian or New Zealand economies will not have a material effect on our financial condition and results of operations. Our future performance can also be affected by the economic conditions of other regions where we conduct our operations.

Competition

We face intense competition in all aspects of our business. We compete, both domestically and internationally, with asset managers, retail and commercial banks, non-bank mortgage brokers, private banking firms, investment banking firms, brokerage firms, and other investment services firms. In addition, the trend toward consolidation in the global financial services industry is creating competitors with broader ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power. In recent years, competition has also increased as large insurance and banking industry participants have sought to establish themselves in markets that are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships. We expect these trends to continue. See more detailed section on "Competition" on page 11 in this annual report.

Credit risk

Credit risk is our most significant risk and arises primarily from our lending activities.

We hold general and specific provisions to cover bad and doubtful debts. If these provisions prove inadequate either because of an economic downturn or a significant breakdown in our credit disciplines, then this could have a material adverse effect on our business. A detailed discussion on credit risk management is included on page 57 of this annual report.

Market risk

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our overall balance sheet. In our financial markets trading businesses, we are exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, and commodity and equity prices.

We have comprehensive systems and limits in place to manage these risks. A detailed discussion on these systems is included on page 60 of this annual report.

Liquidity risk

Liquidity risk is the potential inability to meet our payment obligations. For a more detailed discussion on liquidity risk, see page 51 of this annual report.

Operational risk

As a financial services organisation we are exposed to a variety of other risks including those arising from process error, fraud, systems failure, security and physical protection, customer services, staff skills and performance, and product development and maintenance.

We manage these risks through a system of identifying key operational risks, establishing controls and maintaining an independent group audit function to monitor the effectiveness of these controls. A detailed discussion on operational risk management is included on page 64 of this annual report.

Regulatory risk

Our business is subject to substantial regulation and regulatory oversight. Any significant regulatory developments, including changes to accounting standards (see section on "Accounting standards" and "Critical accounting policies" on pages 26-28 for more detail), could have an adverse effect on how we conduct our business and on our results of operations. Our business and earnings are also affected by the fiscal or other policies that are adopted by various regulatory authorities of the Australian and New Zealand government, foreign governments and international agencies. The nature and impact of future changes in such policies are not predictable and are beyond our control.

Integration risk

We are in the process of integrating our recently acquired business Rothschild Australia Asset Management and will commence integration of the business of BT Financial Group on 1 November 2002. The integration process involves major changes to the management structures of the acquired businesses, assimilation of new employees into our business culture, large-scale migration of computer processing onto our existing IT platform, and many other projects to align the acquired businesses. There is, therefore, an increased risk of operational failure during the integration process. Substantial resources are allocated to the planning, management, monitoring and implementation of integration processes to minimise the impact of integration difficulties.

Operating and financial review and prospects

The following discussion contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Where forward-looking statements are made, our actual results may differ significantly from the results discussed. For a description of factors that may affect our results, see "Disclosure regarding forward-looking statements", "Risk factors" and "Risk management".

Accounting standards

The financial statements included in this report have been prepared in accordance with the accounting policies described in note 1 to the financial statements, being in accordance with Australian generally accepted accounting principles (GAAP). Australian GAAP varies in certain respects from US GAAP. For a reconciliation of significant adjustments from our Australian GAAP financial statements to comply with US GAAP, see note 45 to the financial statements.

Changes in accounting policy

Earnings per share

Revised Accounting Standard AASB 1027: Earnings Per Share has been applied for the year ended 30 September 2002. The standard introduces changes to the method of calculating diluted earnings per share. In previous years, diluted earnings per share included notional earnings related to dilutive options had they been exercised. This is not a requirement of the revised standard as the determination of the weighted average number of shares has been revised to include only potential ordinary shares assumed to have been issued for no consideration.

These changes have not had a material impact on our earnings per share. Comparatives, where applicable have been restated to present the comparative amounts on a consistent basis with the current period.

Wealth management acquisition costs

In prior years, we have expensed acquisition costs associated with our life insurance and funds management activities as incurred. These costs were generally incurred by a controlled entity of our life company, and hence were reported on a market value basis in accordance with AASB 1038: Life Insurance Business. The accounting treatment for acquisition costs did not impact the reported results of our wealth management business in a market value accounting environment.

During September 2002, our wealth management business was restructured. The restructure included transferring ownership of the controlled entity of our life company to a non-life company and accordingly, into an accrual accounting environment (as at 30 September 2002, our life company does have an investment in any controlled entities). As a consequence, we changed our accounting policy in respect of acquisition expenses, such that acquisition expenses for profitable business are now deferred and amortised over a period not exceeding the expected duration of the relevant product or policy sold. In an accrual accounting environment, the deferral and amortisation of wealth management acquisition costs provides more relevant information about the financial performance of the underlying business. Accordingly, effective 1 October 2001 we recorded an asset of $119 million in the statement of financial position, representing life insurance and funds management acquisition costs which were previously expensed. Had this policy always been applied, deferred acquisition costs of $71 million and $48 million would have been recognised as an asset in the years ended 30 September 2001 and 30 September 2000, respectively.

Superannuation

Effective 1 October 2001, we changed our accounting policy in respect of superannuation to adopt the principles of International Accounting Standard 19: Employee Benefits (IAS 19). Our previous superannuation accounting policy was based on the principles of UK accounting standard SSAP 24: Accounting for Pension Costs. The policy was changed after a new standard was released in the UK to replace SSAP 24. Consistent with the requirements of AASB 1001: Accounting Policies and in anticipation of the international harmonisation of Australia's accounting standards by 2005, we have adopted the principles of IAS 19.

The impact of the change in superannuation accounting policy was to write-down the related asset and recognise a charge of $221 million before tax ($160 million after tax) in the 2002 statement of financial performance. Comparatives have not been restated as it is not practical to do so.

Capitalised expenses

Start-up costs in relation to the outsourcing of technology operations and mortgage processing activities have previously been capitalised and amortised over a period not exceeding the life of the outsourcing contracts. Effective 1 October 2001, the accounting policy for outsourcing start-up costs was changed so that such costs are now expensed as incurred. The new policy was adopted to provide greater transparency to our cost base and greater reliability in measuring our financial position.

On 1 October 2001, the net carrying amount of capitalised start-up costs of $44 million was expensed in the statement of financial performance. During the year a further $92 million has been expensed relating to current year start-up costs. Had this new accounting policy always been applied, an additional start-up cost of $44 million and nil would have been recognised in the years ended 30 September 2001 and 2000, respectively.

Recent Accounting Developments – Australia

The application of revised Australian Accounting Standard AASB 1020: Income Taxes, has been deferred for twelve months in response to industry concern over its application coinciding with the introduction of the tax consolidation legislation. We have not elected to early adopt this standard and it will now apply to us from 1 October 2003. Its application is not expected to significantly affect our deferred tax balances or income tax expense in 2003.

Revised Australian Accounting Standard AASB 1028: Employee Benefits will apply to us from 1 October 2002. This standard requires more detailed disclosures of equity-based compensation benefits provided to employees. The application of this revised standard is not expected to significantly affect us, as disclosures concerning our remuneration details including option and employee share plans are currently disclosed in accordance with US GAAP, which are similar to the disclosure requirements of the revised Australian accounting standard.

New Australian Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets applies to us from 1 October 2002. The new standard specifically requires that a provision for dividend can only be recognised if the dividend has been declared, determined or publicly recommended prior to the end of the financial year. Our full year dividend is not publicly recommended prior to our financial year end and is declared and ratified after the end of our financial year. Accordingly, from 1 October 2002, we will not recognise a provision for the full year dividend. Otherwise it is not expected that AASB 1044 will significantly affect our financial reporting.

Revised Australian Accounting Standard, AASB 1012 Foreign Currency Translation applies to us from 1 October 2002. The revised standard requires, inter alia, the tax effect of exchange differences on monetary items forming part of a net investment, and hedges of investments in self-sustaining foreign operations, to be included in the foreign currency translation reserve. The revised standard is not expected to significantly affect our statement of financial performance or statement of financial position.

Recent Accounting Developments – United States

Statement of Financial Accounting Standards (SFAS) 142 "Goodwill and other intangible assets" is applicable to the Group from 1 October 2002. The standard primarily addresses the accounting that must be applied to goodwill and intangible assets subsequent to their initial recognition. Upon adoption of SFAS 142, goodwill will no longer be amortised and will be tested for impairment at least annually at the reporting unit level for US GAAP purposes. Based on current levels of amortisation expense, Westpac estimates that the impact of adopting SFAS 142 will positively impact our US GAAP net income by approximately $151 million per annum. This includes additional goodwill attributable to the pending acquisition of key parts of the Australian and New Zealand operations of the BT Financial Group.

In July 2002, the Financial Accounting Standard Board (FASB) issued SFAS 146 "Accounting for costs associated with exit or disposal activities". SFAS 146 requires an entity to measure the initial liability for costs associated with exit and disposal activities at fair value. An exit activity includes, but is not limited to, a restructuring that represents a planned and controlled program that either materially changes the scope of a business undertaken by the entity or the manner in which that business is conducted. Further, SFAS 146 requires that an entity only recognise a provision for exit costs when an event has occurred that creates a present obligation to the entity. SFAS 146 is effective for exit or disposal activities that are initiated after 31 December 2002.

The provisioning requirements of SFAS 146 are similar to Australian Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets (AASB 1044). AASB 1044 will first apply to us from 1 October 2002. The introduction of SFAS 146 and AASB 1044 is not expected to have a material effect on our statement of financial position or statement of financial performance.

On 31 July 2002, the FASB issued the SFAS 147 "Acquisitions of certain Financial Institutions". SFAS 147 applies to the acquisition of all or part of a financial institution and requires that an acquisition that meets the definition of a business combination be accounted for by the purchase method in accordance with FASB Statement No. 142, "Business Combinations". SFAS 147 also provides guidance on accounting for the impairment or disposal of acquired long term customer relationship intangible assets that relate to a financial institution.

SFAS 147 is effective for the acquisition of certain financial institutions where the date of acquisition occurs on or after 1 October 2002. SFAS 147 is not expected to have a material effect on our statement of financial position or statement of financial performance.

Critical accounting policies

During December 2001 the SEC issued disclosure guidance for "critical accounting policies." The SEC defines "critical accounting policies" as those that require application of management's most difficult, subjective or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods.

Our significant accounting policies are described in note 1 to the financial statements. Not all of these significant accounting policies require management to make difficult, subjective or complex judgements or estimates. However, the following policies could be deemed to be critical within the SEC definition.

Provisions for bad and doubtful debts

We have an extensive loan portfolio which is exposed to credit risk. For details of how we manage credit risk refer to the discussion on credit risk on page 57-60. Loans, advances and other receivables include overdrafts, home loans, credit card and other personal lending, term loans, leasing, bill financing, redeemable preference share finance and leveraged leases. They are carried at recoverable amount represented by the gross value of the outstanding balance adjusted for provisions for bad and doubtful debts and unearned income.

Specific provisions are raised as soon as a loan has been identified as doubtful and when the estimated repayment realisable from the borrower is likely to be less than the amount of principal and interest outstanding. The calculation of specific provisions is based on the difference between the exposure and estimated net recovery value.

A general provision is maintained to cover expected losses inherent in our existing overall loan portfolio which are not yet identifiable. In determining the level of the general provision, reference is made to historical experience, business conditions, the composition of the portfolio and industry best practices.

Changes in these estimates could have a direct impact on the provisions raised in our financial report.

Fair value of financial instruments

Securities and derivatives used in our trading activities are carried at net fair value, with changes in fair value recognised in the statement of financial performance. Publicly quoted market prices are sourced independently wherever possible. In instances where independent rates are not available, fair values are either derived using a methodology approved by the our revaluation committee (whose members are independent from the originator of the transaction) or sourced from our own dealers subject to regular review by the revaluation committee.

In revaluing illiquid books the revaluation committee makes conservative assumptions on the correlation both within and across markets. Future changes in market conditions such as liquidity, interest rates, foreign exchange and commodity prices could impact our estimates of fair values.

Carrying value of non-current assets

The carrying value of our non-current assets does not exceed their recoverable amount. Except where otherwise indicated, recoverable amount is determined as the undiscounted amount expected to be recovered from the net cash flows arising from the assets' continued use and subsequent disposal. Every six months, we review non-current assets for possible impairment indications. If impairment indicators are identified we make an assessment about whether the carrying value of such assets remains fully recoverable. When making this assessment we compare the carrying value to the market value, if available, or the value in use. Determination of the value in use requires us to make assumptions and use estimates. We believe that our assumptions and estimates used are reasonable and supportable in the existing market environment, but different assumptions and estimates could be used which would lead to different results.

Investment securities

Our investment securities are carried at cost, or at cost adjusted for premium or discount amortisation. Losses related to permanent diminution in value of our investment securities are recognised in the statement of financial performance. In determining the recoverable amount of investment securities the period of time over which we intend to hold the securities is taken into consideration. For US GAAP purposes our investment securities are generally available-for-sale securities as defined by SFAS 115: "Accounting for Certain Investments in Debt and Equity Securities", refer note 45 to the financial statements.

The recoverable amount of our investment securities and their market value, is where possible, based on quoted market prices, manager quotes or on dealer quotes. For certain investment securities, where there is no active market, other valuation techniques are adopted that take into account changes in the credit standing of the issuer and market interest rates. These valuations involve us making judgements and estimations about future cash flows and potential defaults by issuers or underlying obligors. We believe the judgements and estimates used are reasonable in the current market, but different ones could be used which would lead to different results and future market conditions may vary from that expected.

Accounting for provisions (other than provisions for bad and doubtful debts)

We hold provisions in respect of a range of future obligations such as employee entitlements, restructuring costs, non-lending losses and excess lease space. Some of the provisions involve significant management judgement about the likely outcome of various events. If these judgements are not correct some of the provisions we hold could be understated.

Superannuation

As noted above in the change in accounting policies we have adopted the principles of IAS 19 in accounting for our superannuation commitments. In respect of defined benefit schemes the application of IAS 19 requires an actuarial determination of the present value of the schemes liabilities and the determination of the current market value of the schemes assets. Our principal scheme for employees is in surplus and we have recognised an asset in respect of this surplus. Changes to actuarial assumptions and unexpected future market movements could significantly impact the value of the surplus.

Related party disclosures

Details of our related party disclosures are set out in note 40 to the financial statements and details of directors' interests in securities are set out on page 74. The related party disclosures principally relate to transactions with our Director's and Director-related parties, as we do not have individually significant shareholders and our transactions with other related parties is not significant.

As a licensed deposit taking institution (bank) we are exempt, subject to certain conditions, by an Australian Securities and Investment Commission (ASIC) Class Order 98/11 ("the Class Order") from the requirement to disclose the details of certain loans or financial instrument transactions made by a bank to related parties (other than directors), in the ordinary course of our banking business and either on an arm's length basis or with the approval of our shareholders. The Class Order does not apply to a loan or financial instrument transaction which a director should be reasonably aware that if not disclosed, would have the potential to adversely affect the decision made by users of the financial statements about the allocation of scarce resources. As required by ASIC, each year we lodge a statutory declaration, signed by two directors, confirming that we have appropriate systems of internal controls and procedures in place to provide assurance that any financial instrument transaction of a bank which is not entered into regularly is drawn to the attention of our Directors so that it may be disclosed.

In accordance with the Class Order the following table sets out the aggregate of loans to our Directors and Directors of our controlled entities that we have disclosed in note 40 to the financial statements.

Loans to directors at 30 September:

	Consolidated		Parent Entity
	2002 $'000	2001 $'000	2002 $'000	2001 $'000

Aggregate amount of loans to Directors	3,984	2,057	3,394	1,941
Loans advanced during the year	2,635	36	2,129	12
Loan repayments received during the year	85	683	75	680

The Directors of Westpac and other controlled entities concerned in the relevant loans made and repayments received were:

	2002	2001		2002	2001

W.B. Capp	1,3	2,3	I.R.L. Harper	4	2,3
H. Chan	2,3	3	H.A. Lynch	2,3	1,2,3
Sir L. Edwards	1,3	2,3	N.C. Musiker	4	1,2,3
E.A. Evans	1,3	–	Y.C.K. Wong	1,3	–
J.B. Fairfax	2,3	2,3

1
Loan made to this person during the year.
2
Repayment made by this person during the year.
3
Ordinary course of business and normal terms and conditions apply, including fluctuating overdraft facilities.
4
Ceased to be a Director during the year.

Overview of performance

	Reported Result			Pro-forma Result[3]
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m	2000 $m

Net interest income	4,146	4,051	3,669	3,830	3,561	3,194
Tax equivalent gross up1	139	149	169	139	149	169

Net interest income (including gross up)	4,285	4,200	3,838	3,969	3,710	3,363
Non-interest income	2,978	2,537	2,414	2,469	2,415	2,305

Net operating income (including gross up)	7,263	6,737	6,252	6,438	6,125	5,668
Total operating expenses	(3,995)	(3,570)	(3,503)	(3,458)	(3,427)	(3,355)

Operating profit before bad and doubtful debts (including gross up)	3,268	3,167	2,749	2,980	2,698	2,313
Bad and doubtful debts	(461)	(433)	(202)	(360)	(275)	(94)

Profit from ordinary activities before income tax (including gross up)	2,807	2,734	2,547	2,620	2,423	2,219
Tax equivalent gross up1	(139)	(149)	(169)	(139)	(149)	(169)
Income tax expense	(471)	(677)	(660)	(571)	(567)	(585)
Net profit attributable to outside equity interests	(5)	(5)	(3)	(5)	(5)	(3)

Net profit attributable to our equity holders	2,192	1,903	1,715	1,905	1,702	1,462

Economic profit[2]	1,380	1,198	1,058	1,093	997	805
Earnings per share (cents)
Basic	118.3	102.8	88.8	102.5	91.7	75.4
Fully diluted	117.9	102.4	88.4	102.1	91.3	75.0

1
We have entered into various tax effective financing transactions that derive income that is subject to either a reduced or zero rate of income tax. The impact of this is reflected in lower income tax expense and interest income. In order to provide improved comparability, this income is presented on a tax equivalent basis.
2
Economic profit is defined as the excess of adjusted profit over the minimum required rate of return (12%) on equity invested. For this purpose, adjusted net profit is defined as net profit after income tax but before amortisation of goodwill, plus a portion (70%) of the face value of franking credits paid to shareholders. Economic profit is used as a key performance indicator because it focuses on shareholder value through the requirement for a return in excess of the risk-adjusted cost of capital. It is not meant as a substitute for net profit or as an indicator of our operating performance.
3
Excludes the results of AGC for each of the periods presented due to the sale of AGC. Also excludes the impact of the individually significant items summarised in the table below. Although the pro-forma result figures are unaudited, those results are derived from our audited financial statements.

For the purposes of our performance analysis and discussion we have presented our results as follows:

•
reported result – refers to the financial information derived from our audited, consolidated financial statements; and
•
pro-forma result – refers to the reported result excluding the results of AGC, which was sold in May 2002, and a number of individually significant items (see below for further detail).

The preparation of the unaudited pro forma financial information has been undertaken on the basis indicated above. The presentation of the individually significant items and the results of AGC is not consistent with Article 11 of Regulation S-X of the rules and regulations of the United States Securities Exchange Commission for the preparation and presentation of pro forma financial information.

Reported Result

Reported net profit attributable to equity holders was $2,192 million for the year ended 30 September 2002. This represents an increase of $289 million or 15% over the 2001 result of $1,903 million, which was $188 million or 11% higher than the 2000 result of $1,715 million.

Economic profit is used as a key performance indicator because it focuses on shareholder value through the requirement for a return in excess of the risk-adjusted cost of capital. It is not meant as a substitute for net profit as an indicator of our operating performance.

Reported economic profit increased $182 million to $1,380 million in 2002 from $1,198 million in 2001, which includes the gain on sale of AGC. Economic profit increased $140 million in 2001 from $1,058 million in 2000.

Reported earnings per share (EPS) increased to 118.3 cents in 2002, a 15% increase from 102.8 cents in 2001, which was an increase of 16% from 88.8 cents in 2000.

The reported results include AGC and a number of individually significant items. A reconciliation between our reported and pro-forma results is provided below:

Year ended 30 September	2002 $m	2001 $m	2000 $m

Reported net profit attributable to equity holders	2,192	1,903	1,715
Less individually significant items:
Profit on sale of AGC[1]	754	–	–
Integration expenses[2]	(60)	–	–
Wealth accounting treatment[3]	(109)	49	61
Outsourcing start up costs[4]	(95)	–	–
Superannuation[5]	(160)	–	–
Securities write-down[6]	(149)	–	–

	181	49	61
Less: AGC net profit attributable to equity holders	106	152	192

Pro-forma net profit attributable to equity holders	1,905	1,702	1,462

1
After tax profit of $754 million was realised on the sale of AGC to GE Capital on 31 May 2002.
2
Charge of $60 million (after tax) relating to the cost associated with the integration of our existing wealth management businesses into our recently acquired operations. Refer to "Recent Developments" on page 10 for a description of these new businesses.
3
Standardisation of the accounting treatment for our existing and newly acquired wealth management businesses to an accrual accounting basis. A charge of $109 million (post tax) has been recognised in our statement of financial performance as a result of this policy change. Refer to "Changes in accounting policy" for further details.
4
$95 million (post tax) of current and prior year capitalised start-up costs associated with outsourcing agreements. Refer to "Changes in accounting policy" for further details.
5
Adoption of the principles of the International Accounting Standard for Superannuation (IAS 19), which has resulted in an additional after tax charge of $160 million in the current year results. Comparatives have not been restated as it is not practical to do so.
6
Change in investment strategy on a portfolio of high yield investments. These securities had previously been intended to be held to maturity. The portfolio has now been made available-for-sale and an after tax charge of $149 million has been recognised.

Reported operating income increased $526 million or 8% in 2002, compared with an increase of $485 million or 8% in 2001. This includes a decrease in AGC operating income of $184 million in 2002, and $45 million in 2001.

Net interest income increased $85 million or 2% in 2002, compared with an increase of $362 million or 9% in 2001. This includes a decrease in AGC net interest income of $174 million in 2002, and an increase of $15 million in 2001.

Non-interest income increased $441 million or 17% in 2002, compared with an increase of $123 million or 5% in 2001. This includes:

•
a decrease in AGC non-interest income of $10 million in 2002, and an increase of $30 million in 2001;
•
profit on sale of AGC of $751 million in 2002;
•
the impact of the change in wealth accounting treatment which was a charge of $142 million in 2002 (credits of $63 million in 2001 and $80 million in 2000); and
•
the write-down of securities of $149 million in 2002.

Operating expenses increased $425 million or 12% in 2002, compared with an increase of $67 million or 2% in 2001. This includes:

•
a decrease in AGC operating expenses of $49 million in 2002, and $5 million in 2001;
•
integration expenses associated with our wealth management business acquisitions of $86 million in 2002;
•
the write-off of outsourcing costs of $136 million in 2002; and
•
the charge associated with the superannuation accounting policy change of $221 million in 2002.

Bad and doubtful debts increased $28 million or 6% in 2002, compared with an increase of $231 million or 114% in 2001. This includes a decrease in AGC bad and doubtful debts of $57 million in 2002, and an increase of $50 million in 2001.

Pro-forma result

Pro-forma net profit was $1,905 million for the year ended 30 September 2002. This represents an increase of $203 million or 12% compared with the 2001 pro-forma result of $1,702 million, which was $240 million or 16% higher than the 2000 pro-forma result of $1,462 million.

Pro-forma operating income increased $313 million or 5% in 2002, compared with an increase of $457 million or 8% in 2001.

Net interest income increased by $259 million or 7% in 2002. The improvement was driven by a 13% growth in average interest earning assets, partly offset by tighter interest margins. The increase in 2001 of $347 million, or 10%, was also due to growth in average interest earning assets.

Non-interest income increased by $54 million or 2% in 2002, compared with $110 million or 5% growth in 2001. The 2002 results included a net charge of $47 million due to tax recoveries on life insurance policyholders' earnings ($41 million in 2001 and a positive contribution of $68 million in 2000). Adjusting for these tax recoveries, non-interest income increased by $60 million compared with 2001 and $219 million compared with 2000.

We continued to experience strong growth in our core retail products with an increase of $112 million or 7% in net fees and commissions ($81 million or 6% increase in 2001). In both years this increase was driven by increases in loan volumes and transaction activities. Growth in wealth management income was constrained, with declines in equity markets. The performance of our financial markets business was disappointing in 2002, after an improved result in 2001.

Operating expenses were steady compared with 2001, increasing by only $31 million or 1% in 2002 ($72 million or 2% in 2001). These slight increases were due to volume and inflationary increases offset by efficiency savings. In addition, expenses relating to goods and services tax and restructuring costs were included for the first time in 2001. Expense containment continued to be a key priority as demonstrated by our continued improvement in our expense to income ratio (before amortisation of goodwill) to 52.2% in 2002, from 54.3% in 2001 and 56.9% in 2000.

Bad and doubtful debts increased by $85 million or 31% in 2002 ($181 million or 193% increase in 2001). The current year increase includes new general provisions for equipment finance business previously recorded in AGC ($28 million). Excluding these charges, bad debts increased by 21%. In both 2002 and 2001, the increase was predominantly due to a small number of downgrades in our corporate book and write-offs in consumer and personal lending products.

Pro-forma economic profit increased $96 million or 10% to $1,093 million in 2002, after increasing $192 million or 24% in 2001. The increase in 2002 is stronger than our after tax profit increase, reflecting a lift in franked dividend distribution combined with effective capital management.

Pro-forma earnings per share (EPS) increased to 103.0 cents in 2002, a 12% increase from 92.0 cents in 2001, in line with our stronger performance. The 2001 EPS increased by 23% from 75.0 cents in 2000.

Differences between Australian and US GAAP results

Our consolidated financial statements are prepared in accordance with accounting principles and policies as summarised in note 1 to the financial statements. These accounting principles and policies differ in some respects from US GAAP. A reconciliation of net income and equity under US GAAP is included in note 45 to the financial statements.

Consolidated net income under US GAAP for the year ended 30 September 2002 was A$2,579 million (2001 A$1,769 million, 2000 A$1,527 million). The significant adjustments between Australian and US GAAP results primarily relate to superannuation, life insurance, available-for-sale securities and derivative instruments.

Statement of financial performance review

	Reported Result			Pro-forma Result[1]
NET INTEREST INCOME	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m	2000 $m

Total interest income	9,220	10,258	9,390	8,507	9,153	8,396

Total interest expense	5,074	6,207	5,721	4,677	5,592	5,202

Net interest income	4,146	4,051	3,669	3,830	3,561	3,194
Tax equivalent gross up	139	149	169	139	149	169

Net interest income (including gross-up)	4,285	4,200	3,838	3,969	3,710	3,363

Increase/decrease in net interest income	2002 $m	2001 $m

Due to change in volume	699	235
Due to change in rate	(614)	127

Change in net interest income	85	362

1
Excludes the results of AGC for 2000, 2001 and the first eight months of 2002. Although the pro-forma result figures are unaudited, those results are derived from our audited financial statements.

Reported result

Reported net interest income increased $85 million or 2% in 2002, compared with an increase of $362 million or 9% in 2001. This includes a decrease in AGC net interest income of $174 million in 2002, and an increase of $15 million in 2001.

Pro-forma result

Pro-forma net interest income in 2002 increased by 7% or $259 million (10% or $347 million in 2001). The improvement in 2002 was primarily due to strong volume growth in average interest-earning assets (13%) mainly attributable to increased residential property lending. Strong average asset growth, combined with a small improvement in interest margins drove the 10% growth in net interest income in 2001.

INTEREST SPREAD AND MARGIN

	Reported Result[5]
	2002 $m	2001 $m	2000 $m

Group
Net interest income (including gross up)[1]	4,285	4,200	3,838
Average interest earning assets	153,124	135,154	123,462
Average non-accrual loans	728	641	586
Average interest bearing liabilities	138,650	122,498	109,654
Average net non-interest bearing liabilities and equity	14,474	12,656	13,808

Interest spread on productive assets[2]	2.47%	2.65%	2.54%
Impact of impaired loans	(0.02)%	(0.02)%	(0.02)%

Interest spread[3]	2.45%	2.63%	2.52%
Benefit of net non-interest bearing liabilities and equity[4]	0.35%	0.48%	0.58%

Interest margin	2.80%	3.11%	3.10%

On a geographical basis, interest spread and margins were:
Australia
Interest spread on productive assets[2]	2.43%	2.66%	2.55%
Impact of impaired loans	(0.02)%	(0.02)%	(0.02)%

Interest spread[3]	2.41%	2.64%	2.53%
Benefit of net non-interest bearing liabilities and equity[4]	0.34%	0.44%	0.53%

Interest margin	2.75%	3.08%	3.06%

New Zealand
Interest spread on productive assets[2]	3.06%	3.08%	2.86%
Impact of impaired loans	(0.01)%	(0.03)%	(0.01)%

Interest spread[3]	3.05%	3.05%	2.85%
Benefit of net non-interest bearing liabilities and equity[4]	0.21%	0.23%	0.35%

Interest margin	3.26%	3.28%	3.20%

Other Overseas
Interest spread on productive assets[2]	0.42%	0.50%	0.39%
Impact of impaired loans	(0.01)%	(0.01)%	–

Interest spread[3]	0.41%	0.49%	0.39%
Benefit of net non-interest bearing liabilities and equity[4]	0.24%	0.54%	0.63%

Interest margin	0.65%	1.03%	1.02%

1
We have entered into various tax effective financing transactions that derive income that is subject to either a reduced or zero rate of income tax. The impact of this is reflected in lower income tax expense and interest income. In order to provide improved comparability, this income is presented on a tax equivalent basis.
2
Interest spread on productive assets is determined on the basis of the interest spread formula after excluding non-accrual loans, and the relating interest, from the equation.
3
Interest spread is the difference between the average yield on all interest earning assets and the average rate paid on all interest bearing liabilities net of impaired loans.
4
The benefit of net non-interest bearing liabilities and equity is determined by applying the average rate of interest paid on all interest bearing liabilities to the average level of net non-interest bearing funds as a percentage of average interest earning assets. The calculations for Australia and New Zealand take into account the interest expense/income of cross border, intragroup borrowing/lending.
5
Interest spreads and margins have not been re-stated on a pro-forma basis as the impact of AGC on these figures is immaterial.

Reported Result

During 2002 our interest spread decreased 18 basis points to 2.45%, after increasing 11 basis points in 2001. The net interest margin decreased 31 basis points in 2002 compared to an increase of one basis point in 2001.

The decline in net interest margin during the year was influenced by several factors. A change in the funding of bill acceptances (described on page 48), and the sale of AGC at the end of May 2002 contributed 18 basis points and five basis points, respectively, to the full year decrease. Lower interest rates in 2002 also squeezed deposit margins and reduced interest earnings on capital. Adjusting for the first two items interest margin would have reflected a modest decrease for 2002 consistent with the overall decline in interest rates.

Effective interest rate management, including a lower cost of wholesale funding and the effective execution of our hedging strategy allowed the 2001 net interest margin to be improved on 2000 levels despite reduced earnings on non-interest bearing liabilities and equity.

Non-Interest Income

	Reported Result			Pro-forma Result[1]
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m	2000 $m

Net fees and commissions	1,706	1,605	1,494	1,653	1,541	1,460
Trading income	223	274	144	223	274	144
Wealth management operating income	330	524	567	472	461	487
Other income	719	134	209	121	139	214

Non-interest income	2,978	2,537	2,414	2,469	2,415	2,305

1
Excludes the results of AGC for 2000, 2001 and the first eight months of 2002, and the significant items outlined below. Although the pro-forma result figures are unaudited, those results are derived from our audited financial statements.

Reported result

Reported non-interest income increased by $441 million in 2002, compared with $123 million in 2001, and includes the following items:

•
net fees and commissions – AGC income of $53 million in 2002 ($64 million in 2001, $34 million in 2000);
•
wealth management income – change in accounting treatment charge of $142 million in 2002 (credits of $63 million in 2001 and $80 million in 2000); and
•
other income – AGC charge of $4 million in 2002 ($5 million charge in 2001, $5 million charge in 2000), profit on sale of AGC of $751 million in 2002, and the write-down of securities of $149 million in 2002.

Pro-forma result

Non-interest income increased by $54 million or 2% in 2002 ($110 million or 5% in 2001).

Net fees and commissions increased by $112 million or 7% in 2002 ($81 million or 65% in 2001). This was driven by:

•
an increase in lending fees in 2002 and 2001, reflecting increased volumes and collection rates;
•
transaction fees and commissions increased in 2002 due to heightened transaction activity driven by new product launches (including our new Altitude rewards program) and successful marketing campaigns. Transaction fees increased in 2001 due to overall improved activity; and
•
a partial offset due to an increase in fees and commissions paid, largely as a result of increased credit card activity.

Trading income decreased by $51 million in 2002 after an increase of $130 million in 2001. This was due to a disappointing trading result reflecting volatility in global financial markets.

Other income decreased by $18 million in 2002 ($75 million in 2001) partially due to the write-down of our investment in stockbroking business Hartleys Limited. Included in 2001 results was $27 million income from the sale of our foreign bank note business, and in 2000, a $27 million profit from the sale of five properties.

Wealth management operating income:

	Reported Result			Proforma Result[1]
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m	2000 $m

Operating income	591	391	439	472	461	487
Change in excess of net embedded value over net assets of life insurance controlled entity before tax	(261)	133	128	–	–	–

Wealth management operating income	330	524	567	472	461	487
Less: tax recoveries on policyholders' investment earnings	47	41	(68)	47	41	(68)

Normalised wealth management income	377	565	499	519	502	419

1
Excludes significant items as outlined below. Although the pro-forma result figures are unaudited, those results are derived from our audited financial statements.

Reported result

Reported wealth management operating income (adjusted for tax recoveries) decreased by $188 million in 2002, compared with an increase of $66 million in 2001. The reported income for 2002 includes the effect of the change in accounting treatment of our wealth business. |Refer "Changes in accounting policy" on page 24 for further details. This includes the embedded value movement of $261 million representing the write-off of our intangible asset. In addition, an amount of $119 million is recognised in operating income, representing the wealth management acquisition costs previously expensed.

Pro-forma result

Pro-forma wealth management income is adjusted for the embedded value movement associated with the accounting treatment change, amounting to $261 million in 2002 ($133 million in 2001 and $128 million in 2000), and deferred acquisition cost adjustment of $119 million in 2002 ($70 million in 2001 and $48 million in 2000).

Despite the global economic conditions, pro-forma wealth management operating income increased by $11 million or 2% in 2002, after decreasing $26 million or 5% in 2001. Adjusting for tax recoveries and the $28 million profit on relinquishment of management rights to our property trust included in 2001, the increase for 2002 was $45 million or 10% ($55 million or 13% in 2001).

Operating expenses

	Reported Result			Pro-forma Result[1]
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m	2000 $m

Salaries and other staff expenses	1,829	1,744	1,815	1,569	1,685	1,751
Equipment and occupancy expenses	589	648	632	571	615	600
Other expenses	1,577	1,178	1,056	1,318	1,127	1,004

Total operating expense	3,995	3,570	3,503	3,458	3,427	3,355
Productivity ratio[1]	4.07	4.03	3.53	4.22	3.80	3.32
Expense/income ratio before amortisation of goodwill	53.6%	51.5%	54.5%	52.2%	54.4%	57.5%

1
Net operating income/salaries and other staff expenses less restructuring expenses.
2
Excludes the results of AGC for 2000, 2001 and the first eight months of 2002, and the significant items outlined below. Although the pro-forma result figures are unaudited, those results are derived from our audited financial statements.

Reported result

Reported operating expenses increased by $425 million in 2002 compared with $67 million in 2001 and includes the following items:

•
salaries and other staff expenses – AGC expenses of $39 million in 2002 ($59 million in 2001, $64 million in 2000) and the superannuation charge of $221 million in 2002, associated with the change in accounting policy;
•
equipment and occupancy expenses – AGC expenses of $18 million in 2002 ($33 million in 2001, $32 million in 2000); and
•
other expenses – AGC expenses of $37 million in 2002 ($51 million in 2001, $52 million in 2000), the write-off of outsourcing costs of $136 million in 2002, and integration expenses associated with our wealth management business acquisitions of $86 million in 2002.

Pro-forma result

Expense management remains one of our key areas of focus. Operating expenses were held steady in 2002, increasing marginally by $31 million or 1% ($72 million or 2% in 2001) and our expense-to-income ratio (excluding amortisation of goodwill) improved to 52.2% in 2002, from 54.4% in 2001 and 57.5% in 2000.

Salaries and other staff expenses have reduced by $116 million or 7% in 2002, and by $66 million or 4% in 2001, largely as a result of continuing outsourcing and restructuring initiatives focused on streamlining our non-customer facing areas. The number of full-time equivalent employees (FTEs) decreased to 24,776 in 2002, which included 1,200 staff transferred to GE upon the sale of AGC. FTE numbers were 28,534 in 2001 and 30,520 in 2000.

Equipment and occupancy expenses decreased $44 million or 7% (increase of 3% in 2001) due to initiatives to optimise the use of our distribution network and other premises.

Total other expenses increased $191 million in 2002 compared to a $123 million increase in 2001. The increase in 2002 was mainly due to the reconfiguration of our expense base arising from our outsourcing program. This increase was mainly offset by savings in salaries and equipment and occupancy expenses.

Bad and doubtful debts

	Reported Result			Pro-forma Result[1]
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m	2000 $m

Bad and doubtful debts	461	433	202	360	275	94
Total bad and doubtful debt charge to average loans and acceptances (basis points)	33	32	18	27	22	8

1
Excludes the results of AGC for 2000, 2001 and the first eight months of 2002. Although the pro-forma result figures are unaudited, those results are derived from our audited financial statements.

Reported result

Reported bad and doubtful debts increased $28 million or 6% in 2002, compared with an increase of $231 million or 114% in 2001. This includes a decrease in AGC bad and doubtful debts of $57 million in 2002, and an increase of $50 million in 2001.

Pro-forma result

Our charge for bad and doubtful debts rose $85 million or 31% in 2002 to $360 million. The 2001 charge was an increase of $181 million or 193% compared with 2000. The 2002 charge represents 27 basis points of average gross loans and acceptances, five basis points higher than in 2001 and 19 basis points higher than in 2000.

The charge for bad and doubtful debts in 2002 was, as in 2001, affected by a small number of corporate exposures. In addition, increased write-offs in our unsecured consumer portfolio (including credit cards and personal loans) in both 2002 and 2001 reflected our strategy to grow exposure in this sector of our loan book.

Income tax expense

	Reported Result			Pro-forma Result[1]
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m	2000 $m

Income tax expense	471	677	660	571	567	585
Tax equivalent gross up	139	149	169	139	149	169

	610	826	829	710	716	754

Tax as a percentage of profit from ordinary activities before tax (effective tax rate)	21.7%	30.2%	32.5%	27.1%	29.6%	34.0%

1
Excludes the results of AGC for 2000, 2001 and the first eight months of 2002, and the tax effect of significant items as outlined below. Although the pro-forma result figures are unaudited, those results are derived from our audited financial statements.

Reported result

Reported income tax expense includes AGC income tax of $64 million in 2002 ($96 million in 2001, and $56 million in 2000), and the tax effect of the following individually significant items:

•
outsourcing expenses (credit of $41 million) in 2002;
•
wealth management integration costs (credit of $26 million) in 2002;
•
superannuation accounting policy change expense (credit of $61 million) in 2002; and
•
wealth management accounting treatment change (credit of $33 million in 2002, charges of $14 million in 2001 and $19 million in 2000).

Pro-forma result

Our effective tax rate in 2002 was 27.1% compared with 29.6% in 2001 and 34.0% in 2000. Our effective tax rates in 2002, 2001 and 2000 were below the official Australian company tax rate each year due to the impact of lower overseas tax rates and certain non-taxable items including, in 2002, the profit on sale of AGC. The tax expense included a $47 million credit in 2002, a $41 million credit in 2001 and a charge of $68 million in 2000 in relation to tax recoveries on life insurance policyholders' earnings.

Business group results

To enable a more detailed analysis of our results, the following business group results have been presented on a management reporting basis. Internal charges and transfer pricing adjustments have been included in the performance of each of our business units, reflecting the management of the business within our organisation, rather than the legal structure. Therefore, the results below cannot be compared directly to public disclosure of the performance of individual legal entities within our organisation.

The following business results highlight the performance of our key areas of business and do not add to our total result. The remainder of the business result includes, among other things, the results of Business and Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions. Where the management reporting structure has changed or where accounting reclassifications have been made, comparatives have been restated and therefore may differ from results previously reported.

Business and Consumer Banking

	Reported Result			Pro-forma Result[1]
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m	2000 $m

Net interest income	3,127	3,091	2,815	2,845	2,640	2,373
Non-interest income	1,894	1,122	976	1,188	1,068	949

Operating income	5,021	4,213	3,791	4,033	3,708	3,322
Total operating expenses (excluding goodwill)	(2,326)	(2,308)	(2,246)	(2,208)	(2,189)	(2,119)
Amortisation of goodwill	(59)	(59)	(63)	(59)	(59)	(63)

Operating profit before bad and doubtful debts	2,636	1,846	1,482	1,766	1,460	1,140
Bad and doubtful debts	(368)	(311)	(172)	(272)	(159)	(65)

Profit on ordinary activities before tax	2,268	1,535	1,310	1,494	1,301	1,075
Income tax expense and outside equity interests	(494)	(549)	(415)	(448)	(458)	(363)

Net profit attributable to our equity holders	1,774	986	895	1,046	843	712

Economic profit[2]	1,631	834	657	914	699	505

	$bn	$bn	$bn	$bn	$bn	$bn
Deposits and other public borrowings	61.5	58.6	53.5	61.5	52.9	47.3
Net loans and acceptances	99.5	96.2	84.6	99.5	86.7	75.8
Total assets	102.2	98.5	90.7	102.2	89.0	81.7
Expense/income (before goodwill)	46.3%	54.8%	59.2%	54.7%	59.0%	63.8%

1
Excludes the results of AGC for 2000, 2001 and the first eight months of 2002, and the significant items outlined below. Although the pro-forma result figures are unaudited, those results are derived from our audited financial statements.
2
Economic profit is defined as the excess of adjusted profit over the minimum required rate of return (12%) on equity invested. For this purpose, adjusted net profit is defined as net profit after income tax but before amortisation of goodwill, plus a portion (70%) of the face value of franking credits paid to shareholders. Economic profit is used as a key performance indicator because it focuses on shareholder value through the requirement for a return in excess of the risk-adjusted cost of capital. It is not meant as a substitute for net profit or as an indicator of our operating performance.

Reported result

Our reported result includes the profit on sale of AGC in Australia of $662 million contained within non-interest income, and write-off of outsourcing costs of $38 million within operating expenses ($27 million after tax).

In addition, our reported result includes the results of AGC. This consists of:

•
net interest income of $282 million in 2002 ($451 million in 2001, and $442 million in 2000);
•
non-interest income of $44 million in 2002 ($54 million in 2001, and $27 million in 2000);
•
operating expenses of $80 million in 2002 ($119 million in 2001, and $127 million in 2000); and
•
bad and doubtful debts of $96 million in 2002 ($152 million in 2001, and $107 million in 2000).

Overall, the net profit contributed by AGC amounted to $93 million in 2002 ($143 million in 2001, and $183 million in 2000).

Pro-forma result

Loan volume growth, particularly in mortgage financing, offset by compression in lending margins has generated net interest income growth of 8% in 2002 and 11% in 2001.

Non-interest income rose by 11% or $120 million in 2002, compared to 13% or $119 million in 2001. A major contributor to the increase in 2002 was higher sales of lending products.

Operating expense growth has been limited to 1% or $19 million in 2002 as a result of operational efficiency gains and benefits derived from the simplification of organisation structures. The expense to income ratio (before goodwill) continues to improve from 63.8% in 2000, 59.0% in 2001 to 54.7% in 2002.

The charge for bad and doubtful debts rose by 71% or $113 million in 2002, which in turn had risen 145% or $94 million in 2001. These increases over the past in two years are a reflection of the realisation of lending growth strategies over the same period.

A $215 million increase in economic profit was experienced, a 31% increase compared to 2001 which in turn increased 38% compared to 2000.

Wealth Management

	Reported Result			Pro-forma Result[1]
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m	2000 $m

Net interest income	23	20	(6)	23	20	(6)
Non-interest income	160	375	383	302	312	303

Operating income	183	395	377	325	332	297
Total operating expenses (excluding goodwill)	(274)	(172)	(166)	(188)	(172)	(166)
Amortisation of goodwill	(4)	(4)	–	(4)	(4)	–

Operating profit before bad and doubtful debts	(95)	219	211	133	156	131
Bad and doubtful debts	–	–	–	–	–	–

Profit on ordinary activities before tax	(95)	219	211	133	156	131
Income tax expense and outside equity interests	33	(38)	(20)	(26)	(24)	(1)

Net profit attributable to our equity holders	(62)	181	191	107	132	130

Economic profit[2]	(158)	143	136	52	84	62

	$bn	$bn	$bn	$bn	$bn	$bn
Total assets	8.5	8.5	8.1	8.5	8.5	8.1
Funds under management	32.4	22.4	23.0	32.4	22.4	23.0

Expense/income (before goodwill)	149.9%	43.6%	44.1%	58.7%	51.8%	55.9%

1
Excludes significant items as outlined below. Although the pro-forma result figures are unaudited, those results are derived from our audited financial statements.
2
Economic profit is defined as the excess of adjusted profit over the minimum required rate of return (12%) on equity invested. For this purpose, adjusted net profit is defined as net profit after income tax but before amortisation of goodwill, plus a portion (70%) of the face value of franking credits paid to shareholders. Economic profit is used as a key performance indicator because it focuses on shareholder value through the requirement for a return in excess of the risk-adjusted cost of capital. It is not meant as a substitute for net profit or as an indicator of our operating performance.

Reported results

During the year, we changed our accounting treatment for our wealth management business1. Our reported non-interest income includes the embedded value movement of $261 million representing the write-off of our intangible asset. In addition, an amount of $119 million is recognised in operating income, representing the wealth management acquisition costs previously expensed. Reported non-interest expenses include integration expenses associated with the acquisition of new businesses in 2002 of $86 million ($60 million after tax).

1
Refer "Changes in accounting policy" on page 24 for further details.

Pro-forma result

Pro-forma wealth management income is adjusted for the embedded value movement associated with the accounting treatment change, amounting to $261 million in 2002 ($133 million in 2001 and $128 million in 2000), and deferred acquisition cost adjustment of $119 million in 2002 ($70 million in 2001 and $48 million in 2000).

Our pro-forma net profit amounted to $107 million in 2002, compared with $132 million in 2001 and $130 million in 2000. Adjusting for a number of one-off items, including the profit on sale of property management rights in 2001 and the write down in a significant non-controlling shareholding to market value in 2002, this represents growth of 12% in 2002.

Pro-forma operating income was $325 million in 2002 compared with $332 million in 2001, and $297 million in 2000. This slight decrease is a strong performance for the business during a period of increased volatility and substantial declines in investment markets globally.

The major drivers of the strong performance in operating income were:

•
the rise in the level of Australian funds under management, from $22.4 billion as at 30 September 2001 to $32.4 billion as at 30 September 2002;
•
the continued growth in Australian in-force life insurance and risk premiums from $130.6 million to $169.7 million reflecting improved sales and lower redemption rates; and
•
income attributable to the acquired business of Rothschild.

Total operating expenses grew by only 9% or $16 million compared with 2001. The increase includes expenses attributable to the acquired business of Rothschild. Adjusting for this business, our attention to expense management over recent years has resulted in our cost base decreasing compared to 2001 and 2000.

Economic profit decreased $32 million compared with 2001, reflecting the one-off items discussed earlier. After adjusting for these items, the 2002 economic profit grew 12% compared to 2001, however declined when compared to 2000.

Westpac Institutional Bank

	Reported Result			Pro-forma Result[1]
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m	2000 $m

Net interest income	475	522	454	475	522	454
Non-interest income[3]	276	511	385	468	511	385

Operating income	751	1,033	839	943	1,033	839
Total operating expenses	(383)	(398)	(392)	(383)	(398)	(392)

Operating profit before bad and doubtful debts	368	635	447	560	635	447
Bad and doubtful debts	(96)	(114)	6	(139)	(114)	6

Profit on ordinary activities before tax	272	521	453	421	521	453
Income tax expense and outside equity interests	(140)	(147)	(139)	(140)	(147)	(139)

Net profit attributable to our equity holders	132	374	314	281	374	314

Economic profit[2]	(18)	258	223	131	258	223

	$bn	$bn	$bn	$bn	$bn	$bn
Deposits and other public borrowings	12.0	10.7	7.3	12.0	10.7	7.3
Net loans and acceptances	21.5	22.9	22.3	21.5	22.9	22.3
Total assets	49.1	51.6	48.6	49.1	51.6	48.6

Expense/income (before goodwill)	51.0%	38.5%	46.7%	40.6%	38.5%	46.7%

1
Excludes the significant item outlined below. Although the pro-forma result figures are unaudited, those results are derived from our audited financial statements.
2
Economic profit is defined as the excess of adjusted profit over the minimum required rate of return (12%) on equity invested. For this purpose, adjusted net profit is defined as net profit after income tax but before amortisation of goodwill, plus a portion (70%) of the face value of franking credits paid to shareholders. Economic profit is used as a key performance indicator because it focuses on shareholder value through the requirement for a return in excess of the risk-adjusted cost of capital. It is not meant as a substitute for net profit or as an indicator of our operating performance.
3
The 2001 non-interest income includes $43 million from the profit on sale on, and the operations of, our foreign note business. Net profit impact is $34 million.

Reported result

Our reported result includes the fair value adjustment related to the change in accounting policy on our investment in high yield securities, which amounted to an unrealised loss of $149 million in 2002. Of this amount, $192 million is reflected as an adjustment to non-interest income, offset by a $43 million adjustment to bad and doubtful debts.

Pro-forma result

The financial performance of the institutional bank was disappointing reflecting the combined impact of weak trading income and an increase in bad debts. Operating income fell by 9% to $943 million in 2002 following a 23% increase in 2001.

Non-interest income was adversely impacted by lower customer demand for on balance sheet lending. Management focus on this area has resulted in asset levels largely recovering during the last quarter of our financial year with a strong emphasis on higher margin structured lending.

In financial markets, positioning is largely designed to capitalise on domestic economic trends. Domestic market drivers were at odds with, and eventually overshadowed by, global events in 2002, which contributed to the reduced success of trading. While non-interest income fell by 8% on 2001, customer turnover continued to show healthy growth during the year. The 2001 non-interest result also included $43m from the profit on sale on, and operations of, our foreign bank note business.

Attention to expense management in light of the business climate saw operating expenses in 2002 fall by 4% or $15 million from 2001, following an increase of 2% or $6 million from 2000. The expense to income ratio (before amortisation of goodwill) showed a small increase to just over 40% in 2002 largely as a result of reduced revenues offsetting efficiency gains. The decrease to 39% in 2001 was due to a focus on efficiency and the impact of a strong lift in revenues.

The increased bad and doubtful debts charge for 2002 of $139 million, while significant, was confined to a small number of large exposures, while the average credit quality of all other exposures improved. The 2001 charge of $114 million was related to downgrades requiring additional provisioning. The net credit of $6 million in 2000 was attributable to a favourable credit risk environment.

Economic profit for 2002 was $131 million, a 49% decrease on 2001, compared with growth of 16% in 2001.

New Zealand Retail

	Reported Result			Pro-forma Result[1]
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m	2000 $m

Net interest income	651	647	600	617	608	567
Non-interest income	404	322	297	311	318	295

Operating income	1,055	969	897	928	926	862
Total operating expenses (excluding goodwill)	(464)	(479)	(462)	(450)	(455)	(441)
Amortisation of goodwill	(37)	(35)	(35)	(37)	(35)	(35)

Operating profit before bad and doubtful debts	554	455	400	441	436	386
Bad and doubtful debts	(51)	(31)	(26)	(46)	(25)	(25)

Profit on ordinary activities before tax	503	424	374	395	411	361
Income tax expense and outside equity interests	(141)	(144)	(123)	(138)	(140)	(119)

Net profit attributable to our equity holders	362	280	251	257	271	242

Economic profit[2]	241	138	115	139	136	111

	$bn	$bn	$bn	$bn	$bn	$bn
Deposits and other public borrowings	14.2	12.4	10.4	14.2	12.4	10.4
Net loans and acceptances	18.9	17.5	14.9	18.9	17.4	14.9
Total assets	19.9	18.5	16.0	19.9	18.4	16.0
Funds under management	1.4	1.4	1.4	1.4	1.4	1.4

Expense/income (before goodwill)	44.0%	49.4%	51.5%	48.5%	49.2%	51.2%

1
Excludes the results of AGC for 2000, 2001 and the first eight months of 2002. Although the pro-forma result figures are unaudited, those results are derived from our audited financial statements.
2
Economic profit is defined as the excess of adjusted profit over the minimum required rate of return (12%) on equity invested. For this purpose, adjusted net profit is defined as net profit after income tax but before amortisation of goodwill, plus a portion (70%) of the face value of franking credits paid to shareholders. Economic profit is used as a key performance indicator because it focuses on shareholder value through the requirement for a return in excess of the risk-adjusted cost of capital. It is not meant as a substitute for net profit or as an indicator of our operating performance.

Reported result

Our reported result includes the profit on sale of certain loan assets of AGC in New Zealand of $89 million contained within non-interest income.

In addition, our reported result includes the results of AGC. This consists of:

•
net interest income of $34 million in 2002 ($39 million in 2001, and $33 million in 2000);
•
non-interest income of $4 million in 2002 ($4 million in 2001, and $2 million in 2000);
•
operating expenses of $14 million in 2002 ($24 million in 2001, and $21 million in 2000); and
•
bad and doubtful debts of $5 million in 2002 ($6 million in 2001, and $1 million in 2000);

Overall the net profit contributed by AGC amounted to $13 million in 2002 ($9 million in 2001, and $9 million in 2000).

Pro-forma result

Pro-forma operating income increased by $2 million to $928 million in 2002 compared with 2001, which increased by $64 million or 7% from 2000.

Net interest income increased by 1% in 2002 compared with 2001. This is primarily due to a combination of increased volumes, partly offset by falling margins during 2002. The increase of 7% in 2001 compared with 2000 was a result of increased loan volumes.

Non-interest income decreased by 2% due to exchange rate movements. Our NZ dollar income actually increased by 1% which reflects transaction volume growth and associated rise in fee income, despite increased competitive pressure. The increase of 8% in 2001 was due to increased business activity and growth in funds under management inflows.

Operating expenses decreased by 1% in 2002. Inflationary pressures have been offset by the benefits of cost saving initiatives associated with the outsourcing of part of our IT operations in 2001. Operating expense growth in 2001 was contained to 3%.

The 2002 bad and doubtful debts charge has increased by 84% compared to 2001, due primarily to a shift to dynamic provisioning methodology consistent with our Australian operations. Another contributing factor is the continued growth in business banking total committed exposures. The 2001 charge was steady compared with 2000.

Economic profit was $139 million, a 2% increase compared with 2001 which was an increase of 23% compared with 2000. The increase in 2002 was due to a reduction in capital allocation which more than offset the decrease in net profit. The 2001 increase was attributable to the growth in net profit.

Funds under management decreased 6% in NZ dollars in 2002 due to uncertainties in global investment markets, and remained relatively static during 2001.

Statement of financial position review

The detailed components of the statement of financial position are set out in the notes to the financial statements.

As at 30 September	2002 $m	2001 $m	Change $m

Assets
Cash and balances with central banks	1,669	1,079	590
Due from other financial institutions	5,242	5,094	148
Trading and investment securities	13,956	13,589	367
Loans and acceptances	140,658	137,950	2,708
Life insurance assets	7,566	7,352	214
All other assets	21,946	24,781	(2,835)

Total assets	191,037	189,845	1,192

Liabilities and equity
Due to other financial institutions	4,731	5,954	(1,223)
Deposits and public borrowings	110,763	96,157	14,606
Debt issues	27,575	27,989	(414)
Acceptances	4,788	15,700	(10,912)
Life insurance policy liabilities	7,163	7,123	40
All other liabilities	21,037	22,379	(1,342)
Loan capital	4,512	4,838	(326)

Total liabilities	180,569	180,140	429
Total equity	10,468	9,705	763

Total liabilities and equity	191,037	189,845	1,192

Assets

Our total assets at 30 September 2002 were $191.0 billion, an increase of $1.2 billion from $189.8 billion at 30 September 2001. Discussion of the changes in significant assets follows.

Loans and acceptances increased by $2.7 billion during 2002 to $140.7 billion. The primary determinants of this increase were as follows:

•
continued strong growth in housing loans. Housing loans increased by 13% or $7.2 billion (adjusting for securitisation) in Australia and 11% or $1.3 billion (adjusting for securitisation) in New Zealand. This growth was offset by the sale of housing loans through our securitisation program amounting to $2.4 billion;
•
own acceptances discounted increased by $9.8 billion to $13.0 billion. This was a result of funding bill acceptances via the issuing of certificates of deposit, rather than accepting, discounting and on-selling to investors in the secondary market. This change was due to the removal of financial institutions duty. The increase in own acceptances discounted reflects a corresponding decrease in acceptances of customers of $10.9 billion to $4.8 billion; and
•
the sale of our finance company, AGC in Australia (and the loan book of AGC in New Zealand) caused a decrease of $10.1 billion. This was partially offset by rebuilding of the business leasing product of $2.2 billion.

Life insurance assets increased marginally by $0.2 billion during 2002 to $7.6 billion. These assets primarily represent investments held in life insurance statutory funds.

Other assets decreased by $2.8 billion during 2002 to $21.9 billion. This movement was primarily due to a decrease in other financial market assets of $1.7 billion to $12.4 billion. These assets primarily represent the positive fair value of trading derivative instruments. The decrease was due to an increase in the volume and the revaluation of derivative financial instruments, largely driven by the movement in the value of the Australian dollar against the US dollar during the year.

Liabilities and Equity

Our total liabilities at 30 September 2002 were $180.6 billion, an increase of $0.5 billion from $180.1 billion at 30 September 2001. Discussion of the changes in significant liabilities follows.

Deposits and public borrowings increased by $14.6 billion during 2002 to $110.8 billion. This movement was primarily due to the following factors:

•
an increase in certificates of deposit of $10.1 billion to $20.9 billion. As noted in our loans and acceptances commentary the change to funding of acceptances was the primary factor in this increase;
•
an increase in at call and term deposits of $10.2 billion to $85.1 billion. This was caused primarily by favourable markets conditions with an increase in retail funds received; and
•
a partial offset to these increases due to the sale of our finance company operations (AGC) causing controlled entity public borrowings to decrease by $5.7 billion.

Debt issues and loan capital balances remained relatively static during the year with decreases in total of $0.7 billion to $32.1 billion.

Our equity increased by $0.8 billion during 2002 to $10.5 billion at 30 September 2002. The 2002 movement reflects an increase in accumulated earnings partially offset by share buy-backs and dividends during the year.

Asset quality

IMPAIRED ASSETS As at 30 September	2002 $m	2001 $m	2000 $m

Non-accrual assets
Gross	648	866	532
Specific provisions	(266)	(299)	(255)

Net	382	567	277
Restructured loans
Gross	31	36	61
Specific provisions	(6)	(8)	(11)

Net	25	28	50

Net impaired assets	407	595	327

Asset quality
Specific provisions to total impaired assets	40.0%	34.0%	44.8%
Total impaired assets to total loans and acceptances[1]	0.5%	0.6%	0.5%
Total provisions to loans and acceptances[1]	1.0%	1.1%	1.2%
General provisions to non-housing performing loans[2]	1.7%	1.8%	1.8%

1
Loans are stated before related provisions for bad and doubtful debts.
2
Loans are stated net of related provisions for bad and doubtful debts.

We maintain a high quality loan portfolio with 78% of our exposure to either investment grade or secured consumer mortgages (76% in 2001 and 77% in 2000) and 83% of our exposure is in our core markets of Australia, New Zealand and the near Pacific (80% in 2001 and 80% in 2000).

Consumer mortgage loans accruing and 90 days past due declined eight basis points to 0.15% of outstandings which in turn was down two basis points on 2000. Following the sale of AGC, other consumer loan delinquencies (including credit card and personal loan products) fell 16 basis points to 1.07% of outstandings. In 2001, other consumer loan delinquencies greater than 90 days past due increased 42 basis points over 2000 to 1.23% of outstandings. The increase was primarily in our AGC finance company products.

At 30 September 2002, we had two impaired counterparties with exposure greater than $50 million accounting for 29% of total impaired assets. This compares with three impaired counterparties with exposure larger than $50 million in 2001 and one in 2000, 34% and 9% of total impaired assets respectively. There were a further 13 impaired exposures that are less than $50 million and greater than $5 million (18 in 2001; 13 in 2000). Specific provision coverage of impaired assets remains strong at 40%, an increase of 6% over the previous year which was 11% lower than 2000.

$382 million or 56% of gross impaired exposures are related to Australian and New Zealand exposures, down from $689 million in 2001 and $436 million in 2000. Other overseas impaired exposures increased from $157 million in 2000 to $213 million in 2001 and $297 million at 30 September 2002. Much of the increase in offshore impaired assets in 2002 was related to our publicly disclosed exposures to Enron and Worldcom.

Total impaired assets as a percentage of total gross loans and acceptances remain at very low levels, 0.5% at 2002, down from 0.6% at 2001 and in line with 2000. The sale of AGC had no impact on this ratio.

The reduction in total provisions to gross loans and acceptances and general provisions to non-housing performing loans is in line with the improvement in our asset quality consequent to the sale of AGC.

Liquidity and capital resources

Liquidity risk

Liquidity risk is the potential inability to meet our payment obligations. Like most banks, we source funding from the wholesale markets, resulting in exposure to market factors. Our funding and liquidity management approach aims to ensure that any factors that are likely to occur will not result in a material effect on liquidity. We seek to mitigate liquidity risk in the following ways:

Funding Diversification

Our wholesale funding base is diversified with respect to term, investor base, type (for example senior unsecured or residential mortgage backed), currency and funding instrument. This provides a wide range of funding sources that greatly reduces the liquidity impact of any given market changes (for example economic downturn, market dislocation). In particular we have the flexibility to issue in a range of short-term markets, including the US and Euro commercial paper markets and the Australian bill acceptance market in addition to the certificate of deposit markets in the US, Europe, Australia and New Zealand. Our funding infrastructure and estimated funding capacity is consistent with the current and expected funding needs of our present business model. This infrastructure has been validated during recent years in the face of stressed market conditions, such as during the Asian and Russian crises, Y2K, post-11 September and during differing points in the global economic cycle.

Balance sheet mismatch

We measure liquidity risk by cash flow modelling, where assets and liabilities are modelled based on behavioural rather than contractual bases. This process generates expected cash inflows and outflows across a number of time periods. A cumulative maturity mismatch limit is placed on each time period to control the extent to which maturing liabilities can exceed maturing assets1. These limits are determined by management based on our ability to source funds from wholesale debt markets2. Testing is undertaken to measure our liquidity position given various adverse scenarios including, but not limited to, retail and wholesale fund outflows and abnormally large drawings upon off balance sheet commitments. Liquid asset holdings act as a buffer against the risk of such events.

1
See note 27 to the financial statements for a maturity analysis of our monetary assets and liabilities based upon contractual maturity.
2
See note 24 to the financial statements for details of long-term debt issues.

Liquid assets

We hold a portfolio of liquid assets as a buffer against unforeseen funding requirements. The majority of these assets are held in government or semi-government securities. The level of prudential holdings is regularly reviewed and reflects the overall liquidity of our balance sheet and wholesale funding capacity.

Interbank deposit agreement

We have in place an interbank deposit agreement with three other Australian banks. This agreement provides for notice to be served upon the other participants by a bank which is experiencing liquidity problems. The other depositors will deposit an equal amount of up to $2 billion each for a period of 30 days. At the conclusion of the 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of certain home loan mortgages to the value of the deposit.

Contingent funding plan

We have a formal framework in place to deal with any major liquidity issues should they arise. This outlines areas of responsibility as well as providing procedures detailing actions required to manage the situation.

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments. The following table shows our significant contractual cash obligations as at 30 September 2002:

	Less than 1 year $m	Over 1 year to 3 years $m	Over 3 years to 5 years $m	Over 5 years $m	Total $m

Long-term debt[1]	8,329	7,816	3,845	4,737	24,727
Operating leases[2]	207	281	135	132	755
Other commitments[2]	945	250	–	–	1,195

Total contractual cash obligations	9,481	8,347	3,980	4,869	26,677

1
See note 24 to the financial statements for details of long-term debt issues.
2
See note 32 to the financial statements for details of expenditure commitments.

The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities.

The following table shows our significant commercial commitments1 as at 30 September 2002:

1
Based on credit equivalent amounts calculated in accordance with APRA risk-weighted capital adequacy guidelines (refer note 34 to the financial statements).

	Less than 1 year $m	Over 1 year to 3 years $m	Over 3 years to 5 years $m	Over 5 years $m	Total $m

Standby letters of credit and financial guarantees	1,781	2,419	1,359	442	6,001
Trade letters of credit	19	38	1	20	78
Non-financial guarantees	111	1,437	9	641	2,198
Other commitments	2,238	6,207	3,434	3,938	15,817

Total commercial commitments	4,149	10,101	4,803	5,041	24,094

Energy and other commodity trading

Commodity and energy trading activity is part of our financial markets business. All trades are marked-to-market daily, using independent or regularly reviewed rates. These businesses are managed within market risk structural and value at risk (VaR) limits2. Credit risk is controlled by pre-settlement risk (PSR) limits by counterparty3.

2
VaR is calculated using historical simulation.
3
PSR is calculated using Monte Carlo simulation, a mathematical risk-management tool.

There was an increase in the level of energy trading during the year, yet it remains only a small component of overall financial markets trading. Energy trading has a $1 million VaR limit against a combined total financial markets and treasury global limit of $15 million. There were no material commodity positions taken during this period.

Energy trade revaluations are performed daily, using rates that are benchmarked to Australian Financial Markets Association published prices and brokers quotes. These rates are reviewed at least monthly by our revaluation rates committee. Due to the increase in energy trading activities, in June 2002 we introduced a separate VaR limit. Previously, the energy VaR limit was part of the total commodity VaR limit.

Trading activities are limited to the major Australian nodes in electricity swaps, futures and Settlement Residue Auctions (SRAs). The SRAs are valued using an internally developed model that has been reviewed and approved by the bank's independent trading risk management area.

The total fair value of our commodity and energy trading contracts outstanding as at 30 September 2002 was $1.7 million, an increase of $1.4 million during the year. Approximately 92% of the outstanding contracts have a maturity profile of less than 12 months.

Off-balance sheet arrangements

We are involved with a number special purpose entities (also known as special purposes vehicles or "SPV") in the ordinary course of business, primarily to provide funding and financial services products to our customers.

Under Australian GAAP, an SPV is consolidated in the financial statements if it meets the criteria of capacity to control. The definition of control depends upon substance rather than form and, accordingly, determination of the existence of control necessarily involves management judgement.

Through our loan securitisation programs we package and sell loans (principally housing mortgage loans) as securities to investors. We provide arms-length interest rate swaps and liquidity facilities to the program in accordance with APRA Prudential Guidelines. We have no obligation to repurchase any securitised loans, other than in certain circumstances (excluding loan impairment) where there is a breach of representation or warranty within 120 days of the initial sale. We may repurchase loans where they cease to conform with the terms and conditions of the securitisation programs or through the programs' clean-up features to a maximum of 10% of the programs' initial value.

We conduct investment management and other fiduciary activities through our wealth management division and certain of its controlled entities and through certain other controlled entities overseas. These activities result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets are not our property and are not included in our consolidated financial statements.

Our principal defined benefit superannuation (pension) plan, the Westpac Staff Superannuation Plan, is in surplus and there are no significant deficits in any of our other plans. For details of the present value of employees' accrued benefits and net market value of assets held to meet future benefit payments, see note 33 to the financial statements.

Funding and securitisation

Our wholesale funding strategy is designed to meet the needs of our core business activities. The goal of our strategy is to reduce the cost of wholesale funding within the parameters of prudent liquidity management.

Our wholesale funding base is diversified with respect to term, investor base, type (senior unsecured or residential mortgage backed), currency and funding instrument. Facilitating this issuance is an extensive funding infrastructure, covering short and long term debt issuance programs in a range of key jurisdictions (US market, Euro market, Australian and New Zealand domestic markets) and niche markets (Japanese retail), as shown in the table below. This infrastructure and diversification provides us with the ability, even under adverse market conditions, to access multiple wholesale funding markets without negatively affecting our cost of funding.

Residential mortgage backed securitisation is part of our funding diversification strategy and involves the sale of loans, principally home loan mortgages, to investors through our securitisation program.

Our program is now an established and flexible securitisation program, with the capacity to access global capital markets. To 30 September 2002, a total of $12.8 billion of assets have been securitised through a combination of private placements and public issues to Australian, New Zealand, European and United States investors. After allowing for the amortisation of the initial loans securitised, outstanding securitised loans were $4.3 billion as at 30 September 2002.

Our wholesale debt issuance capability is enhanced through regular investor presentations domestically and globally, internet pages, a dedicated page on Bloomberg screen service and global debt funding brochures. During 2002 we continued to diversify our wholesale funding base in the international capital markets.

The table below shows our debt programs and issuing shelves as at 30 September 2002:

Program/Issuing Shelf	Outstanding	Program/Issuing Shelf Type

Australia
No limit	AUD 1,280 million	Debt issuance program
No limit	AUD 1,350 million	Subordinated debt issuance program
No limit	AUD 350 million	Debt issuance programme[1]

Euro Market
AUD 2 billion	AUD 79 million[2]	Asian debt program
USD 2.5 billion	USD 67 million	Euro transferable certificates of deposits[3]
USD 1 billion	USD 99 million	Euro certificate of deposit program
USD 3 billion	USD 896 million	Euro commercial paper program[4]
USD 17.5 billion	USD 11,168 million	Euro medium term note program[4]

Japan
JPY 100 billion	Nil	Samurai shelf
JPY 200 billion	JPY 49 billion	Uridashi shelf[5]

United States
USD 5 billion	USD 1,278 million	Commercial paper program
USD 3 billion	USD 1,786 million	Commercial paper program[6]
USD 5 billion	USD 1,409 million	Medium term deposit program
USD 1.2 billion	USD 388 million[7]	SEC registered shelf

New Zealand
NZD 750 million	NZD 60 million	Domestic medium term note program[8]
NZD 500 million	NZD 50 million	Domestic subordinated medium term note program[8]
NZD 500 million	Nil	Subordinated debt program[9]
NZD 750 million	Nil	Domestic medium term note program[10]

1
New debt issuance program dated 18 July 2002 for the issue of transferable certificates and deposits (TCDs) and medium term notes (MTNs). Other outstanding issues remain constituted by the Deeds Poll of the debt issuance program and subordinated debt issuance program under which the TCDs/MTNs were issued.
2
AUD/USD exchange rate of 0.5438.
3
Euro transferable certificates of deposit program dated 7 February 2002.
4
WestpacTrust Securities NZ Limited is also an issuer under this program.
5
Record of the secondary distributions under the Shelf Registration Statement.
6
WestpacTrust Securities NZ Limited is the sole issuer under this program.
7
Issuance includes JPY 75 billion global yen transaction of which JPY 7.885 billion of primary issuance was registered under the SEC shelf. This equates to USD 64.9 million using USD/JPY exchange rate of 121.42. The remaining USD 323 million is our TOPrS transaction.
8
Issued by Westpac Banking Corporation New Zealand branch.
9
Issued by WestpacTrust Capital NZ Limited.
10
Issued by WestpacTrust Securities NZ Limited.

See note 24 to the financial statements for more detail on our debt programs and issuing shelves.

Capital management

We have an active approach to capital management. Our capital management strategy is focused on increasing shareholder value by integrating capital allocation, performance measurement and incentive compensation. This framework is embedded in our business activities and investment decisions.

We determine our capital structure based on the outputs from our internal economic models, target debt ratings and regulatory requirements.

Based on these criteria, we have targeted the following capital structure:

•
a Tier 1 ratio in the range of 6.0-6.5% of which hybrid equity could comprise up to 0.9%
•
a ratio of tangible ordinary equity to risk adjusted assets (TOE/RAA) in a range between 5.60% and 5.80%, comprised of ordinary equity and New Zealand class shares or equivalent

As at 30 September 2002, the Tier 1 ratio was 6.48% and TOE/RAA was 6.42%. While our Tier 1 ratio is expected to move to the bottom end of the target range immediately following the settlement of the purchase of BT Financial Group, the TOE/RAA ratio is expected to return to the upper end of the 5.60-5.80% range.

The relationship between our two capital target ratios highlights the fact that our capital management flexibility would be enhanced by a further issue of hybrid equity. However, the timing of any issue (or issues) will, in part be governed by market conditions.

For further details on capital adequacy see note 26 to the financial statements.

Basel Standards

The regulatory limits applied to our capital ratios are consistent with the Bank of International Settlements capital accord, which was first released in 1988. In the last 18 months, banks and regulators around the world have been working on an update of the capital accord, known as Basel II. The new accord is scheduled for implementation on the 1 January 2007, although some details are still being worked on. The next round of debate between banks and regulators will take place during 2003, when the third consultative paper is expected to be released. The final version of Basel II is expected before the end of the 2003 calendar year.

When finalised, Basel II will represent a significant update in the measurement of regulatory capital. Banks will be able to choose from three techniques for measuring credit according to the relative sophistication of their risk management practices. Basel II will also introduce a capital requirement for operational (business) risks. A variety of measurement methodologies are included within the operational risk measurement framework, reflecting the on-going theoretical work in this field.

We welcome Basel II as an important step in the evolution of banking regulation which we believe will significantly benefit the global finance industry. Banks will benefit from the greater alignment between externally and internally measured capital requirements. Investors will benefit from the widespread adoption of sophisticated risk measurement frameworks and the clarity new disclosure requirements will bring to comparing different institutions.

Dividends

Our Board of Directors has proposed a final dividend on ordinary shares in 2002 of 36 cents per share, which will take the full year dividend on ordinary shares to 70 cents per share (all fully franked) an increase from 62 cents per share (all fully franked) in 2001.

Risk management

Accepting and managing risk is central to our business and is, we believe, an important source of competitive advantage.

Our Board of Directors approves the extent of our risk appetite in the pursuit of agreed business strategies and objectives. The Board of Directors also approves high-level risk limits and regularly reviews major policies designed to control risk within the organisation.

Management is accountable to our Board of Directors for establishing and maintaining an environment that manages risk in an effective and efficient manner. This includes a robust system of limits, controls and reporting processes. Management tracks key performance indicators, investigates and learns from process or control breakdowns, and reports on the effectiveness of risk management systems through the senior executive to our Board of Directors. Our internal audit group provides independent assessment of this process to the Board Audit and Compliance Committee.

The following discussion on risk management concentrates on our main areas of risk: credit risk; market risk and operational risk. A discussion on liquidity risk is included in the "Liquidity and capital resources" section on page 51.

Credit risk

Credit risk is the risk of financial loss that results from customers failing to meet their obligations. Credit risk arises primarily from lending activities and represents our major risk type.

Our Board of Directors approves major prudential policies and limits that govern large customer exposures, country risk, industry concentration and dealings with related entities. The Board of Directors delegates approval authorities to the Managing Director and the Chief Credit Officer, who in turn appoint independent credit officers in each business area. These credit specialists work with line managers to ensure that approved policies are applied appropriately and achieve optimal returns on our risk exposure. Independent assessment of the quality of our credit portfolio is provided by our Portfolio Risk Review unit.

Credit risk arises from customers ranging from individuals to large institutions. Accordingly, two different approaches are used to manage this risk. We use statistical analysis to score customer creditworthiness and payment behaviours for consumer business. We factor and price credit facilities for large commercial and corporate borrowers based on discrete analysis of each customer's risk. Quantitative methods also support these judgements. Under both approaches, all major credit decisions require joint approval by authorised credit and line business officers.

We monitor our portfolio to guard against risk concentrations. Our exposure to consumers comprises 62% of our on-balance sheet loans and 40% of total credit commitments. Almost 85% of our exposure to consumers is represented by residential real estate mortgages. This category also includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are highly diversified. We have a substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

Exposures to businesses, governments and other financial institutions are classified into 49 industry clusters. These clusters are based on the correlation between industries, grouping those that are affected by the same economic factors. Thus, industries that might suffer simultaneously from increased risk are monitored together. Through this process, the industry diversification of our portfolios is measured and monitored. Exposures are actively managed from a portfolio perspective, with risk mitigation techniques used to regularly re-balance the portfolio. The table below shows the assessed credit quality of our current exposures relating to these customers. The risk grades shown are based on Standard and Poor's credit rating system. Based on these ratings, our exposure to business, government and other financial institution investment grade customers is 70% at 30 September 2002 (69% at 30 September 2001).

Assessed credit quality of exposures to businesses, governments and other financial institutions at 30 September	2002%	2001%

AAA, AA	33	29
A	16	19
BBB	21	21
BB, B+	28	29
Lower than B+	2	2

Total	100	100

Dynamic provisioning for credit loss

We employ a statistical process called dynamic provisioning to assess the provisions required to cover expected credit losses arising in our credit portfolios. The statistical measures are based on our experience as well as publicly available default data. The process provides for dynamic adjustments to a loss provision pool for changes in the size, mix and quality of the loan book.

Consumer exposures, such as home loans and personal loans, and some small business loans are analysed using historical loss experience by product. Non-consumer (transaction managed) exposures are individually risk graded and a loss given default rate is assigned to each facility. Default rates corresponding to risk grades are analysed using historical default rate data. These two components are separately monitored in our risk grading system.

These statistical measures are supplemented by considerations of current market conditions.

Foreign exchange and derivative credit risk management

Foreign exchange and derivative activities expose us to pre-settlement and settlement risk. We use a real time global limits system to record exposure against limits for these risk types. Pre-settlement risk is the risk that the counterparty to a contract defaults prior to settlement when the value of the contract is positive. We consider both the current replacement cost and the potential future credit risk in our assessment of pre-settlement risk. We use "close out" netting to reduce gross credit exposures for counterparties where legally enforceable netting agreements are in place. In a close out netting situation the positive and negative mark-to-market value of all eligible foreign exchange and swap contracts with the same counterparty, in the event of default and regardless of maturity, are netted.

Counterparty credit quality

The table below shows the credit quality of our current credit exposure associated with foreign exchange and derivative activities. The risk grades shown below are based on Standard and Poor's credit rating system. Based on these ratings, our exposure to investment grade counterparties is 97% at 30 September 2002 (96% at 30 September 2001).

Total assessed credit risk as at 30 September	2002%	2001%

AAA, AA	58	54
A	26	31
BBB	13	11
BB and below	3	4

Total	100	100

Counterparty credit risk by industry sector and country of ultimate risk

The table below shows our current credit risk exposure (not including potential future credit risk) by industry sector and by country of ultimate risk.

Current credit risk exposure (net) as at 30 September 2002	Government $bn	Banks $bn	Non-bank financial institutions $bn	Others $bn	Total $bn

Australia	0.2	1.4	2.8	1.3	5.7
New Zealand	–	–	0.1	0.1	0.2
Europe	–	1.4	0.3	0.1	1.8
United States of America	0.1	0.6	0.4	0.1	1.2
Japan	–	0.1	0.1	–	0.2
Other	–	–	–	–	0.0

Total	0.3	3.5	3.7	1.6	9.1

Netting has been applied to counterparties with appropriate netting agreements in legally enforceable jurisdictions

Credit risk maturity profile and settlement risk

The table below shows the maturity profile of our foreign exchange and derivative credit risk exposure in gross replacement cost terms (not including potential future credit risk). The gross replacement cost overstates our current credit risk exposure as it ignores the netting benefit of $2.8 billion.

Gross replacement cost as at 30 September 2002	Less than 3 months $bn	Over 3 months to 6 months $bn	Over 6 months to 1 year $bn	Over 1 year to 2 years $bn	Over 2 years to 5 years $bn	Over 5 years $bn	Total $bn

Interest rate
Swaps	0.2	–	0.1	0.5	1.4	2.1	4.3
Purchased options	–	–	–	–	–	0.1	0.1
Foreign exchange
Forwards	1.7	0.5	0.4	0.4	0.3	0.1	3.4
Swaps	0.1	–	1.6	1.4	0.3	0.2	3.6
Purchased options	0.5	0.1	0.2	0.1	0.1	–	1.0

Total derivatives	2.5	0.6	2.3	2.4	2.1	2.5	12.4

Settlement risk occurs when we pay out funds before we receive payment from the counterparty to the transaction. We manage our settlement risk exposures through specific customer limits. We are looking to use Continuous Linked Settlement, to reduce our foreign exchange settlement risk. Continuous Linked Settlement enables members to settle foreign exchange transactions between themselves through the simultaneous payment of the currency legs of transactions. We are planning to go live with Continuous Linked Settlement during 2003.

Cross-border outstandings

Cross-border outstandings are loans, placements with banks, acceptances, interest earning investments and monetary assets denominated in currencies other than the borrower's local currency. They are grouped on the basis of the country of domicile of the borrower or the ultimate guarantor of the risk. The table below excludes irrevocable letters of credit, amounts of which are immaterial.

Our cross-border outstandings to countries that individually represented in excess of 0.75% of Group total assets at 30 September in each of the past three years, were as follows:

	Governments and official institutions	Banks and other financial institutions	Other (primarily commercial and industrial)	Total	Percentage of total assets

	(in $ millions, except percentages)
2002
United States	4	2,059	1,377	3,440	1.8%
United Kingdom	–	2,348	827	3,175	1.7%
Netherlands	–	1,957	331	2,288	1.2%
2001
United States	1	1,744	2,386	4,131	2.2%
United Kingdom	–	2,151	755	2,906	1.5%
Netherlands	–	1,721	231	1,952	1.0%
Germany	–	1,266	300	1,566	0.8%
2000
United States	–	573	1,805	2,378	1.4%
United Kingdom	–	1,786	1,013	2,799	1.7%

Impaired assets among the cross-border outstandings were $81 million at 30 September 2002 ($109 million at 30 September 2001 and $109 million at 30 September 2000).

Market risk

Market risk is the potential for losses arising from adverse movements in the level and volatility of market factors such as foreign exchange rates, interest rates, commodity prices and equity prices.

We segregate the management of market risk arising from financial markets trading books (the subject of the notes below) and the market risks arising from our other banking activities.

Trading activities

Trading activities include our financial markets activities and are controlled by a framework of earnings at risk limits approved by our Board of Directors. Our Board of Directors approves risk policies, methodologies and limits whilst our Trading Risk Committee ensures that our trading activities and new products are commensurate with our risk appetite. Market risk limits are allocated to business management based on business strategies and experience, in addition to market liquidity and concentration risks. A separate Trading Risk Management unit is responsible for the daily measurement and monitoring of market risk exposures. Market risk is managed using earnings at risk and structural limits in conjunction with scenario and stress tests.

We use earnings at risk as the primary mechanism for measuring and controlling market risk. Earnings at risk is an estimate of the worst case loss in value of trading positions, to a 99% confidence level, assuming positions were held unchanged for one day. We use the historical simulation method to calculate earnings at risk taking into account all material market variables. The following table provides a summary of earnings at risk by risk type for the half years ended 30 September 2002, 31 March 2002 and 30 September 2001.

Daily earnings at risk

	30 September 2002			31 March 2002			30 September 2001
Six months ended	High $m	Low $m	Average $m	High $m	Low $m	Average $m	High $m	Low $m	Average $m

Interest rate risk	7.9	1.3	3.3	6.9	1.2	2.7	6.5	1.0	2.3
Foreign exchange risk	3.2	0.1	1.0	2.8	0.1	0.8	7.2	0.1	0.7
Volatility risk	1.4	0.3	0.5	1.1	0.3	0.6	1.2	0.3	0.6
Other market risks[1]	3.4	1.7	2.5	4.7	1.9	2.9	2.9	1.3	1.8
Diversification effect	n/a	n/a	(2.2)	n/a	n/a	(2.4)	n/a	n/a	(1.8)
Aggregate market risk	10.0	3.1	5.1	8.1	3.0	4.6	8.7	2.0	3.6

1
Commodity, equity, prepayment and credit spread risk.

Actual outcomes are monitored and the model back-tested daily.

The following chart shows the aggregated daily earnings at risk arising in the trading books for the twelve months to 30 September 2002.

Daily earnings at risk position reports are also produced by risk type, product and geographic region. These are supplemented by structural reporting (volume limits, basis point value limits, etc) and advice of loss limits.

The trading risk management unit performs daily stress and regular scenario tests on the trading portfolios to quantify the impact of extreme or unexpected movements in market factors.

The distribution of daily trading income for the year ended 30 September 2002 is shown in the following chart.

Management of structural interest rate risk

Our asset and liability management unit manages the sensitivity of our net interest income to changes in wholesale market interest rates under the direction of our Group Asset and Liability Committee. The unit's management objective is to help ensure the reasonable stability of net interest income.

Net interest income sensitivity is managed within limits approved by our Board of Directors. These limits are expressed in terms of the net interest income at risk over a three year time horizon using a 99% confidence interval for movements in wholesale market interest rates. The position managed covers all of our on and off-balance sheet accrual accounted assets and liabilities. It excludes the interest rate risk on assets and liabilities managed within our earnings at risk framework (trading activities).

We use a simulation model to calculate our net interest income at risk. The net interest income simulation framework combines underlying statement of financial position data with:

•
Assumptions about run off and new business;
•
Expected repricing behaviour; and
•
Changes in wholesale market interest rates.

Simulations of various interest rate scenarios are used to provide a range of net interest income outcomes. Comparison between outcomes indicates sensitivity to interest rate moves. Both on and off-balance sheet initiatives are then used to achieve stability in net interest income.

At 30 September 2002, our exposure to interest rate changes over the next financial year, for both 1% up and down parallel rate shocks and the up and down limit case shocks, is less than 2% of the projected pre-tax net interest income.

Operational risk

Operational risk arises from inadequate or failed internal processes, people and systems or from external events. Operational risk has the potential to negatively impact our financial performance, our reputation in the community or cause other damage to our business as a result of the way we pursue business objectives.

Each business area is responsible for the identification, measurement, monitoring and mitigation of operational risk. Development of a defined governance structure at the group level as well as the active promotion of a strong risk management culture support this framework of operational risk. On a quarterly basis, management of each of our business areas formally report on the effectiveness of their management of operational risk. This process is supported by active input from key corporate centre functions such as legal, finance, human resources, risk management, compliance and internal audit. The results of this process are reported quarterly to our Chief Executive Officer and Board of Directors and annually by way of certification to the Australian Prudential Regulatory Authority.

Some of the key management and control techniques include segregation of duties, clear delegation of authority, sound project management, change control disciplines and business continuity planning. Where appropriate, this is supported by risk transfer mechanisms such as insurance. Our control environment is enhanced by a focus on staff competency and supervision.

Our internal audit function independently appraises the adequacy and effectiveness of the internal control environment and reports results separately to our Chief Executive Officer and our Board Audit and Compliance Committee.

Compliance risk

Our regulatory responsibilities have increased significantly over the last year. In order to manage existing and new requirements in a more effective way we have accelerated the development of our ability to provide early detection monitoring of these responsibilities to businesses. Compliance risk management enables us to identify emerging issues and where necessary put in place preventative measures.

While compliance is primarily a line management responsibility with each business area required to demonstrate an effective process, there are several group-based initiatives designed to ensure consistency across the Group. For example, the Group Compliance Committee approves policy approaches to be adopted for the Group and receives progress implementation reports on major new regulatory changes.

We continue to apply a progressive implementation approach, which is designed to better align the Group's practices with the Australian Standard on Compliance Management.

Disclosure Controls and Procedures

Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-14(c) under the U.S. Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in our internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Board of Directors

Leon Davis, ASAIT, DSc(h.c.), FRACI, FAustIMM. Age 63.
Appointed Chairman December 2000. Director since November 1999. Leon Davis has had many years of experience in resource management, both in Australia and overseas. He has lived and worked in senior positions in Australia, Papua New Guinea, Singapore and the United Kingdom. He was formerly Chief Executive of Rio Tinto and is now Deputy Chairman. He is a director of Huysmans Pty. Limited, Codan Limited and Trouin Pty. Limited and a Board Member of The Walter and Eliza Hall Institute of Medical Research. Trustee of The Westpac Foundation and the Rio Tinto Aboriginal Foundation.

David Morgan, BEc, MSc, PhD. Age 55.
Appointed Managing Director and Chief Executive Officer March 1999, executive director since November 1997. David Morgan has extensive experience in the financial sector, having worked in the International Monetary Fund in Washington in the 1970s and the Federal Treasury in the 1980s where he headed all major areas before being appointed Senior Deputy Secretary. Since joining Westpac in 1990, he has had responsibility for all major operating divisions including Westpac Financial Services, Retail Banking, Commercial Banking, Corporate and Institutional Banking and International Banking.
Barry Capp, BE(Civil), BCom, BA. Age 69.
Director since May 1993. Barry Capp was employed for many years in financial and commercial roles and has had experience in company reconstructions. Chairman of National Foods Limited. Director of Australian Infrastructure Fund Limited, Hellaby Holdings Limited, Melbourne University Private Limited and Touchcorp Limited.

David Crawford, BCom, LLB, FCA, FCPA. Age 58.
Director since May 2002. David Crawford was National Chairman of KPMG from 1998 until 2001, a member of KPMG's International Board and, prior to that, Chairman of KPMG's Southern Regional Practice (1996-1998). He was the Chairman of the State Electricity Commission in Victoria from 1993 to 1994. He was Chief Executive Officer of the Rural Finance Corporation in Victoria managing the integration and merger of the activities of the Victorian Economic Development Corporation with the Rural Finance Corporation. Director of BHP Billiton Limited, Foster's Group Limited, Lend Lease Corporation Limited and National Foods Limited. Deputy Chairman of the Australian Ballet, a Member of the Council of the University of Melbourne and Treasurer of the Melbourne Cricket Club.

The Hon. Sir Llewellyn Edwards AC, MB, BS, FRACMA, LLD(h.c.), FAIM. Age 67.
Director since November 1988. Sir Llewellyn Edwards has had extensive experience in Queensland state politics (including five years as Treasurer), business and in community service (Chairman World Expo 88 Authority and Chancellor of University of Queensland). Chairman of AMACA Pty. Limited, AMABA Pty. Limited and the Medical Research and Compensation Foundation. Also Chairman of UQ Holdings Pty. Limited and Pacific Film and Television Commission. Director of Uniseed Pty. Limited and Trustee of The Westpac Foundation. He also acts as a consultant to business and government.

Edward Alfred Evans, AC, BEcon. Age 61.
Director since November 2001. Ted Evans has extensive experience in the financial sector, having joined the Australian Treasury in 1969, heading the Fiscal and Monetary Policy Branch in 1980 and the General Financial and Economic Policy Division in 1982. From 1984 to 1989 he held the position of Deputy Secretary and was Secretary to the Treasury from 1993 to 2001. From 1976 to 1979 he was a member of the Australian Permanent Delegation to the OECD in Paris and, from 1989 to 1993, Executive Director on the Board of the International Monetary Fund, representing Australia and a number of other countries, mainly in the Asia Pacific region. Director of the Reserve Bank of Australia from 1993 to 2001 and the Commonwealth Bank of Australia from 1993 to 1996.

John Fairfax AM. Age 60.
Director since December 1996. John Fairfax has considerable understanding of the financial services needs of the commercial and rural sectors and of the impact of production and information technology on industry strategy. He has extensive experience in the media industry and takes an active interest in community organisations including the Royal Agricultural Society of NSW. Chairman of Rural Press Limited and a director of Crane Group Limited. He is the Chairman of trustees of The Westpac Foundation.

Helen Lynch, AM. Age 59.
Director since November 1997. Helen Lynch had thirty five years experience in Westpac including membership of Westpac's executive team before retiring in 1994. She is a director of Coles Myer Limited and Southcorp Limited. Deputy Chairman of OPSM Group Limited and Chairman of the Sydney Symphony Orchestra Holdings Pty. Limited.

Corporate governance

Transfer of Incorporation

On 23 August 2002, we were registered as a public company limited by shares under the Australian Corporations Act 2001. On the same date our previous constitution, known as the Deed of Settlement, was replaced by a new, modern constitution, which had been approved by our shareholders at our annual general meeting on 15 December 2000. The special New South Wales legislation under which we were incorporated in 1850, and subsequent amending and related legislation, is to be repealed.

The Board

The board of directors is accountable to shareholders for how we perform. The Board's specific responsibilities include:

•
providing strategic direction and approving corporate strategies;
•
selecting and evaluating future directors, the Chief Executive Officer (CEO) and senior management;
•
planning for executive succession;
•
monitoring management and financial performance;.
•
ensuring that we maintain adequate risk management controls and reporting mechanisms; and
•
ensuring our business is conducted ethically and transparently.

Board size and composition

The full Board determines our board size and composition, subject to the limits imposed by our Constitution. Our Constitution requires a minimum of seven, and a maximum of 15 non-executive directors. In addition, up to three members of the Board may be executive directors. Currently, there are seven non-executive directors (including the Chairman) and only one executive director on the Board – the CEO, David Morgan. Our Board has a broad range of expertise and experience to meet its objectives.

The current Board composition, with details of each member's expertise and experience and other directorships, is set out on page 65-67 of this report.

Board independence

We have structures and procedures in place to ensure that the Board operates independently of executive management. These include appointing an independent, non-executive director as Chairman, and ensuring we have a large majority of independent, non-executive directors who can bring special professional expertise to the Board. As an additional independence measure, four of our five board committees are currently composed only of independent non-executive directors.

Our definition of an independent director is one who is independent of management and free from any business or other relationship that could materially interfere with them exercising independent judgement. It is the Board's view that each of its non-executive directors is independent.

Meetings of the Board

The Board meets formally at least ten times a year. In addition, it meets whenever necessary to deal with specific matters needing attention between the scheduled meetings.

In addition to its formal meetings, the Board undertakes regular and relevant workshops. Over the past year these included workshops on executive and senior management succession planning, liquidity and market risk, wealth management, the portfolio management unit, operational risk, our outsourcing strategy, our New Zealand operations and a two-day Board strategy review.

Avoidance of conflicts of interest of directors

In accordance with the Australian Corporations Act 2001, any director with a material personal interest in a matter being considered by the Board must not be present when the matter is being considered, and may not vote on the matter.

Nomination and appointment of new directors

Recommendations for nominations of new directors are made by the Board Nominations Committee, and considered by the Board as a whole.

We use external consultants to access a wide potential base of directors. When directors are nominated, the Board assesses them against a range of criteria including background, experience, professional skills, personal qualities, whether their skills and experience will augment the existing Board, and their availability to commit themselves to the Board's activities.

If these criteria are met and the Board appoints a new director during the year, that person will stand for election by shareholders at the next Annual General Meeting. Shareholders are provided with relevant information on the candidates for election.

Review of Board performance

The Board regularly reviews its overall performance, as well as the performance of individual directors, the company and management.

The performance of non-executive directors (including the Chairman) is subject to annual peer and senior management review. The process is facilitated externally. The Chairman discusses each director's review with the relevant director.

Board access to independent information

All directors have unrestricted access to company records and information, and receive regular detailed financial and operational reports from senior management to enable them to carry out their duties.

The Board collectively, and each director individually, has the right to seek independent professional advice at our expense to help them carry out their responsibilities. While the Chairman's prior approval is needed, it may not be unreasonably withheld and, in its absence, Board approval may be sought.

Director's indemnity and insurance cover

Our Constitution sets out rules dealing with the indemnification of and insurance cover for, our directors and former directors. Any arrangements are subject to limitations imposed by law.

Board committees

The current five board committees are:

•
Board Audit and Compliance Committee;
•
Board Credit and Market Risk Committee;
•
Board Nominations Committee;
•
Board Remuneration Committee; and
•
Board Social Responsibility Committee.

These committees are governed by our Constitution and each committee's own terms of reference as approved by the Board. Other committees may be established from time to time to consider matters of special importance. Committee members are chosen for the skills, experience and other qualities they can bring to the committees.

Four of our five committees are currently composed of only independent non-executive directors. The CEO is a member of the Board Social Responsibility Committee.

Board Audit and Compliance Committee

The Board Audit and Compliance Committee (BACC) oversees all matters concerning internal audit, operational risk and compliance controls, suitability of our accounting policies and principles and financial reporting, including reviewing the interim and annual financial statements.

The BACC considers whether the management-chosen accounting methods are consistent and comply with accounting standards and concepts, and monitors the methods used to account for unusual transactions. It reviews and assesses any significant estimates and judgements in financial reports. In addition it assesses processes used to monitor and ensure compliance with laws, regulations and other requirements relating to external Group reporting of financial and non-financial information.

Within our company, responsibility for risk management is divided between the BACC and the Board Credit and Market Risk Committee. The BACC is responsible for overseeing all aspects of operational risk and internal control including compliance activities, the appropriateness of accounting policies and the adequacy of financial reporting.

The BACC reviews and assesses the internal processes used to determine, monitor and assess operational key risk areas, and ensures we have an effective operational risk management system and clear policies and procedures for reporting, actioning and documenting breaches of laws including fraud and theft. It also meets periodically with management and external and internal auditors to discuss our control environment and the processes in place for improvement.

The BACC is responsible for reviewing and recommending to the Board the terms of engagement of our external auditors. Our independent external auditors report directly to the BACC and to the Board. The BACC Chairman also approves certain non-audit services provided by our external auditor.

Additionally, the BACC sets the scope of the internal audit function, reviews the internal auditors' charter, its resources and the output of its work.

Composition of the Committee

The current committee membership is: Helen Lynch (Chairman), Barry Capp, David Crawford and Leon Davis.

Board Credit and Market Risk Committee

The Board Credit and Market Risk Committee oversees matters relating to managing credit and market risks inherent in our operations. It reviews and approves our risk management framework, particularly prudential policies, credit and market risk limits and controls, delegates authority to the CEO and the Chief Credit Officer to approve risk exposures, monitors management's credit and market risk performance, and, monitors whether provisions for credit loss, both specific and general are adequate through management reporting and independent reports from Portfolio Risk Review.

Composition of the committee

The current committee membership is: Ted Evans (Chairman), Leon Davis, and John Fairfax.

Board Nominations Committee

The Board Nominations Committee develops and reviews policies on board composition, strategic function and size, eligibility criteria for nominating directors and the effectiveness of the full Board and Board committees.

In addition, the Board Nominations Committee periodically reviews our criteria for appointing directors and considers and recommends to the Board, candidates to be nominated as directors.

Composition of the committee

The current committee membership is: Helen Lynch (Chairman), Barry Capp, Leon Davis, The Hon. Sir Llewellyn Edwards and Ted Evans.

Board Remuneration Committee

The Board Remuneration Committee reviews pay and reward policies and practices.

It also approves the reward levels for our senior management group, approves merit recognition arrangements and staff option grants and makes recommendations to the Board on directors' fees, including the CEO's remuneration.

We use independent remuneration consultants to support the Board Remuneration Committee in ensuring our pay and reward practices are consistent with the market practice.

Composition of the committee

The current committee membership is: Barry Capp (Chairman), Leon Davis and The Hon. Sir Llewellyn Edwards.

Board Social Responsibility Committee

Our Board Social Responsibility Committee was established in 2001. Its purpose is to review the social and ethical impacts of our policies and practices, and oversee initiatives to enhance our reputation as a socially responsible corporate citizen.

Composition of the committee

The current committee membership is: The Hon. Sir Llewellyn Edwards (Chairman), Leon Davis, John Fairfax and David Morgan.

The CEO and the Executive Office

The CEO oversees the way Board-approved strategies are implemented. He is also responsible for running our day-to-day business with the help of the Group Executives.

To strengthen accountability and leadership, the CEO has established an Executive Office structure that emphasises communication, efficiency and responsiveness across functions and geography. The CEO and the Executive Office are responsible for implementing the Board-approved strategy and developing policies, controls, processes and procedures to implement the strategy and to identify and manage the risks in all of our activities.

The CEO holds Executive Office meetings at least fortnightly (bi-weekly). These regular discussions review financial performance, organisational strength, and progress on strategic implementation, while considering and approving new business initiatives. The Executive Office ensures that openness, customer focus, and participative management is promoted at all levels and across boundaries.

The Executive Office also reviews management resourcing and succession planning and oversees the annual remuneration review process.

Audit governance and independence

Engagement of auditors

Under our new Constitution, our auditors will be appointed by the shareholders at the 2002 Annual General Meeting in accordance with the provisions of the Australian Corporations Act 2001.

Rotation of audit partners

Subject to applicable regulatory requirements, from our next financial year we will require rotation of the signing and review audit partners on a staggered basis at least every five years. We will also require a minimum three years' "cooling off" period before an audit partner is allowed back onto the audit team.

Relationship with our external auditors

Our current policies on employment and other relationships with our external auditors are:

•
the audit partners and any audit firm employee on the audit of our company are prohibited from being an officer of our company;
•
an immediate family member of an audit partner or any audit firm employee on the audit of our company is prohibited from being a director or an officer in a significant position at our company;
•
a former audit firm partner or employee on the audit of our company is prohibited from becoming a director or officer in a significant position at our company until the lapse of a "cooling off" period of at least five years, and after the five years "cooling off" period, can have no continuing financial relationship with the audit firm;
•
members of the audit team and firm are prohibited from having a business relationship with our company or any of our officers unless the relationship is clearly insignificant to both parties;
•
the audit firm, its partners, its employees on the audit of our company, and their immediate family members are prohibited from having loans or guarantees with us;
•
the audit firm, its employees on the audit of our company, and their immediate family members are prohibited from having a direct or material indirect investment in us;
•
our officers are prohibited from receiving any remuneration from the audit firm;
•
the audit firm is prohibited from having a financial interest in any entity with a controlling interest in us; and
•
the audit firm engagement team in any given year cannot include a person who had been a former officer of our company during that year.

Restrictions on non-audit work by the audit firm

Our external auditors will not be able to carry out the following types of non-audit work for us:

•
preparation of accounting records and financial statements;
•
IT systems design and implementation;
•
valuation services and other corporate finance activities;
•
internal audit services;
•
temporary senior staff assignments, management functions;
•
broker or dealer, investment adviser or investment banking;
•
legal services; and
•
litigation services.

For all other non-audit related services that are required, if our external audit firm is selected, it will continue to be assessed in accordance with our policy that requires an "independence assessment" to be done by the business manager requiring the service and the approval of the General Manager, Group Audit and the Chairman of the Board Audit and Compliance Committee.

Attendance at Annual General Meeting

Our auditors attend, and are available to answer questions at, the Annual General Meeting.

Ensuring the market is fully informed

We have a comprehensive Board-approved market disclosure policy that governs how we communicate with shareholders and other stakeholders. We fulfil our continuous disclosure obligations to the broader market.

The internet provides the quickest way of informing stakeholders. Consistent with best practice continuous disclosure, all market-sensitive data, corporate presentations and reports are, once released by the Australian Stock Exchange, released to the relevant overseas exchanges and the market via media releases, and posted on our website. We also post all information from briefings to analysts on our website.

Our Code of Conduct

Our Code of Conduct applies to all directors, executives, management and employees, including our CEO and senior financial officers, without exception.

We believe in individuals making informed choices about their own behaviour, and ensuring it aligns with our core values of teamwork, integrity and performance. Our Code of Conduct is designed to help our officers carry out their duties and responsibilities to the highest ethical standards. It also governs workplace and human resources practice, insider trading, risk management and legal compliance.

The Code of Conduct was updated and reissued in June 2001 and will be reviewed regularly to ensure it reflects the standards of behaviour and corporate culture expected in the best corporations, as well as applicable legal requirements. We have specific policies in place that underpin the Code of Conduct and elaborate on various legal and ethical issues.

Restrictions on securities dealings

All our employees, including our directors and other officers, are subject to the restrictions under the Australian Corporations Act 2001 and other applicable securities laws relating to dealing in certain financial products, including securities in a company (including us), if they are in possession of inside information. Inside information is information that is not generally available and, if it were generally available, a reasonable person would expect it to have a material effect on the price or value of the securities of the company.

In addition, and subject always to the above restriction, our directors may only buy or sell our securities or derivatives in the 30 day period commencing two days after announcement of our half year and full year financial results announcements and in the 30 day period commencing two days after the annual general meeting, in each case with the approval of the Chairman. The Chairman may only make such purchases or sales with the approval of the Chairman of the BACC. Any approvals are notified to the Board.

Concern reporting – blowing the whistle

We actively encourage our employees to bring any problems – activities or behaviour which may be breaking our Code of Conduct, or insider trading policy, or other regulatory requirements or laws, including accounting, internal control and financial reporting irregularities – to our attention.

Concerns can be raised anonymously by phone and online, and are directed to our Chief Compliance Officer. This system is called "Concern Online".

There are other ways for employees to raise concerns and discuss issues with senior management directly including contacting the CEO through the CEO's intranet site.

Directors' interests in securities

The following particulars for each of our directors is set out below:

•
their relevant interests in our shares or any of our related bodies corporate;
•
their relevant interests in debentures of, or interests in any registered managed investment scheme made available by us or any of our related bodies corporate;
•
their rights or options over shares in, debentures of, or interests in any registered managed investment scheme made available by us or any of our related bodies corporate; and
•
any contracts:
  •
  to which the director is a party or under which they are entitled to a benefit; and
  •
  that confer a right to call for or deliver shares in, debentures of, or interests in any registered managed investment scheme made available by us or any of our related bodies corporate.

Directors' holdings of our shares and options as at 31 October 2002

Name	Number of ordinary fully paid shares and options		Non-Beneficial		Name	Number of ordinary fully paid shares and options	Non-Beneficial

Leon Davis	8,689		143,681	[1]	Sir Llewellyn Edwards	12,488	143,681	[1]
David Morgan	859,732 4,020,000	[2]	–		Ted Evans	4,000	–
Barry Capp	14,338		–		John Fairfax	270,439	293,681	[1]
David Crawford	4,082		–		Helen Lynch	16,518	–

1
Certain directors have relevant interests (non-beneficial) in shares, and shares subject to warrants, held beneficially by a staff/community related fund of which those directors are trustees.

2
Options issued under the 1999 Chief Executive Share Option Agreement and 2001 Chief Executive Share Option Agreement.

Other disclosable interests as at 31 October 2002

David Morgan holds interests in a managed investment scheme made available by a related body corporate: 290,979.63 units.

Remuneration philosophy and practice

Non-executive directors

Our non-executive directors are remunerated by fees determined by our board of directors within the aggregate directors' fee pool limit of $1.5 million approved by shareholders in December 1999. The pool limit is not at present fully utilised. The fee pool is utilised only for directors' fees and not other components of directors' emoluments. In setting directors' fees, account is taken of the responsibilities inherent in the stewardship of our business and the demands made of directors in the discharge of their responsibilities. Advice is taken from independent consultancy sources to ensure remuneration accords with market practice. Income received, or due and receivable, by our non-executive directors for the year ended 30 September 2002 was:

	Fees $		Superannuation Guarantee Charge $	Retirement/ resignation payment $	Total cost $

Leon Davis (Chairman)	374,832		–		374,832
Barry Capp	127,260	[1]	11,017		138,277
David Crawford (appointed 3 May 2002)	45,632		1,694		47,326
Sir Llewellyn Edwards	127,260	[1]	11,017		138,277
Ted Evans (appointed 5 November 2001)	98,632		7,000		105,632
John Fairfax	120,143	[2]	10,198		130,341
Ian Harper (retired 13 December 2001)	23,932	[1]	5,018	398,805[4]	427,755
Warren Hogan (retired 13 December 2001)	23,932	[1]	–	411,809[4]	435,741
Helen Lynch	146,598 8,000	[1] [3]	11,017		165,615
Eve Mahlab (retired 13 December 2001)	20,457		4,315	271,895[4]	296,667
Peter Ritchie (retired 30 September 2002)	107,923		9,019	292,841[5]	409,783

1
Includes fees paid to Chairpersons of board committees.
2
Includes fees for services provided as Chairman of The Westpac Foundation which Mr Fairfax has donated to MacKillop Family Services, a charity supported by The Westpac Foundation.
3
Consultancy fee for service on a Westpac committee.
4
Retirement/resignation payments calculated in accordance with the formula contained in the Directors' Service Agreement approved by shareholders at the January 1989 Annual General Meeting. During 2001, $638,144 was accrued in relation to directors' retiring allowances, and in 2002, $871,000 was accrued for the same purpose. The method of calculation of retiring allowances is set out in note 41 to the financial statements.
5
Retirement benefit approved by the Board in accordance with the Australian Corporations Act 2001.

Executive directors and senior executives

Our goal in rewarding senior executives is to provide base pay plus performance-linked rewards and other benefits that will attract and retain key executives and align their financial interests with those of our shareholders. Our policy is to provide individual performers with a level of income that:

•
recognises the market value of each position in a competitive market;
•
rewards the individual's capabilities and experience;
•
recognises the performance of individuals; and
•
assists in executive retention.

Our philosophy is that:

•
executive pay and reward schemes should emphasise performance which goes beyond our shareholders' expectations, including superior shareholder return growth relative to a peer group of companies;
•
the balance between fixed and variable components should reflect market conditions at each job and seniority level
•
the objectives set for all executives reflect the need to deliver sustainable outcomes for shareholders;
•
all variable pay should be tightly linked to measurable personal and business group objectives within clearly defined time frames; and

•
our long term incentive schemes use straightforward and transparent performance hurdles that are expressly aligned to the creation of value for our shareholders. If the hurdles are not met, the potential incentives are forfeited.

To do this we have designed a fair and transparent structure for rewarding our executives that matches the total reward for our better performers with the top 25% of comparable remuneration in the marketplace. The structure provides a mix of fixed and variable pay, and a blend of short and long-term incentives. As executives gain seniority in the company, the balance of this mix is shifted towards an increasingly higher proportion of the incentive and at risk rewards.

Performance contracts are agreed with each executive, incorporating objectives designed around group, business unit and individual goals, with agreed short and long-term performance incentives.

This reward structure is administered by the Board Remuneration Committee, which is composed of non-executive directors.

The Board Remuneration Committee takes into account the recommendations of our Chief Executive Officer with respect to the remuneration of our key executives. Independent remuneration consultants are used to support the Board Remuneration Committee and the CEO in ensuring our pay and reward policies reflect market practice.

Details of the nature and amount of each element of the emolument of our executive director for the year ended 30 September 2002 are:

	Compensation				Option grants[3]

Name and position	Base Pay[1] $	Short term incentive[1] $	Other[2] $	Total $	No. of shares	Exercise Price $	Date first exercisable

David Morgan Managing Director & Chief Executive Officer	1,450,000	1,650,000	480,986	3,580,986	1,100,000	16.71	1 March 2005

1
Base Pay is the total cost to us of salary and packaged benefits (including motor vehicles and parking) received in the year to 30 September 2002 and includes fringe benefits tax. The short-term incentive figure reflects annual performance awards accrued but not yet paid in respect of the year ended 30 September 2002.
2
Other compensation is determined on the basis of the cost to us and includes notional surchargeable superannuation contributions (as determined by the Plan's actuary) and other benefits (such as staff discount on Westpac products) and all fringe benefits tax.
3
These options were granted on 1 March 2002 following the approval of shareholders at the annual general meeting on 13 December 2001 and are subject to performance hurdles, which will determine the number of options that will vest at the end of the performance period. The notional value of these options has been assessed at $2.37 per option.

Details of the nature and amount of each element of the emolument of each of our six most senior executives, in addition to the executive director, for the year ended 30 September 2002 are:

	Short Term Compensation				Long Term Incentives

					Option grants[3]		Westpac Performance Plan

Name	Base pay[1] $	Short-term incentive[1] $	Other[2] $	Total $	No. and Exercise Price	Date first exercisable	No. of Performance Options[4]	No. of Performance Share Rights[4]

David Clarke Group Executive, Wealth Management	725,000	950,000	802	1,675,802			428,870	120,873
Philip Chronican Chief Financial Officer	512,500	500,000	106,102	1,118,602			282,427	79,599
Ann Sherry Group Executive, People and Performance	475,000	350,000	145,183	970,183			177,824	50,118
Michael Coomer Group Executive, Business and Technology Solutions and Services (started 29 January 2002)	421,875	400,000	36,207	858,082	$300,000 15.73	7 March 2005	198,745	56,014
Philip Coffey Group Executive, Westpac Institutional Bank (started new role 1 May 2002)	444,683	250,000	35,691	730,374	$100,000 16.03	6 August 2005	219,665	61,910
Michael Pratt Group Executive Business and Consumer Banking (started 29 April 2002)	249,792	300,000		549,792	$100,000 16.21	27 May 2005	198,745	56,014

1
Base Pay is the total cost to Westpac of salary and packaged benefits (including motor vehicles and parking) received in the year to 30 September 2002 and includes fringe benefits tax. Short-term incentive figures reflect annual performance awards accrued but not yet paid in respect of the year ended 30 September 2002.
2
Other compensation is determined on the basis of the cost to Westpac and includes notional surchargeable superannuation contributions (as determined by the Plan's actuary) for those executives who are members of ther Staff Superannuation Plan, housing and other benefits (such as commencement incentives, relocation costs and separation payments) and all fringe benefits tax.
3
The options granted during the year were granted with a 10-year term pursuant to the General Management Share Option Plan, under which the number of options exercisable depends on performance against prescribed performance hurdles. The fair value of options granted has been estimated using pricing models which incorporate factors including the term, the risk free interest rate, volatility of the share price, the dividend yield and a discount factor to reflect the probability of reaching the performance hurdles. The grant of options first exercisable in March 2005, May 2005 and August 2005 have been assessed at $2.23, $2.30 and $2.29 respectively.
4
The number of performance options and performance share rights to be granted under the new Westpac Performance Plan has been estimated as part of the year-end performance review. The indicative value for performance options is $2.39 and for performance share rights is $8.48.

Note: This table discloses remuneration for the six most highly paid senior executives involved in the management of our affairs. Other individuals who are rewarded under incentive-based systems according to results, consistent with market practice within the industry, may within any given year, receive remuneration at a level in excess of that received by some executives shown.

The following are details of shares owned and options held by the six most senior executives in office at 30 September 2002. The options held do not include option grants in respect of the 2002 remuneration review included in the above table for options that have not yet been issued as at 31 October 2002. The highest number of shares held by an individual below is 0.02 percent of our total ordinary shares that were outstanding at 30 September 2002.

	Number of ordinary fully paid shares	Number of options	Exercise price $	Latest date for exercise of options

Philip Chronican	360,000	140,000 150,000 200,000 500,000	9.57 13.32 13.85 14.70	29 December 2009 8 January 2011 19 March 2011 9 January 2012
David Clarke	34,313	1,000,000 100,000 950,000	12.39 13.32 12.75	4 September 2010 8 January 2011 5 November 2011
Philip Coffey	235,596	50,000 90,000 100,000 150,000 100,000	9.99 9.57 13.32 14.70 16.03	3 August 2009 29 December 2009 8 January 2011 9 January 2012 6 August 2012
Michael Coomer	4,039	300,000	15.73	7 March 2012
Michael Pratt	–	100,000	16.21	27 May 2012
Ann Sherry	91,017	50,000 100,000 35,000 250,000 300,000	10.85 10.60 9.57 13.32 14.70	1 March 2009 6 April 2009 29 December 2009 8 January 2011 9 January 2012

TEN YEAR SUMMARY

$m (unless otherwise indicated)	2002	2001	2000	1999	1998

Statement of financial performance – year ended 30 September[1]
Net interest income	4,146	4,051	3,669	3,476	3,492
Tax equivalent gross up2	139	149	169	127	128

Net interest income (including gross up)	4,285	4,200	3,838	3,603	3,620
Non-interest income	2,978	2,537	2,414	2,155	2,003

Net operating income (including gross up)	7,263	6,737	6,252	5,758	5,623
Total operating expenses	(3,995)	(3,570)	(3,503)	(3,434)	(3,392)

Operating profit before bad and doubtful debts (including gross up)	3,268	3,167	2,749	2,324	2,231
Bad and doubtful debts	(461)	(433)	(202)	(171)	(168)

Profit from ordinary activities before income tax and abnormal items (including gross up)	2,807	2,734	2,547	2,153	2,063
Tax equivalent gross up2	(139)	(149)	(169)	(127)	(128)
Income tax expense	(471)	(677)	(660)	(567)	(589)
Net profit attributable to outside equity interests	(5)	(5)	(3)	(3)	(4)

Profit from ordinary activities before abnormal items (including gross up)	2,192	1,903	1,715	1,456	1,342
Abnormal items (net of tax)[3]	–	–	–	–	(70)

Net profit attributable to equity holders of Westpac Banking Corporation	2,192	1,903	1,715	1,456	1,272

Statement of financial position at 30 September[1]
Total assets	191,037	189,845	167,618	140,220	137,319
Loans	135,870	122,250	107,533	97,716	91,738
Acceptances	4,788	15,700	15,665	10,249	10,325
Deposits and public borrowings	110,763	96,157	89,994	85,546	83,164
Loan capital	4,512	4,838	4,892	2,692	2,523
Total equity	10,468	9,705	9,262	8,997	8,611
Total risk adjusted assets	128,651	127,242	114,816	102,592	97,430

Share information
Earnings per share (cents):
Before abnormals	118.3	102.8	88.8	77.0	70.1
After abnormals	118.3	102.8	88.8	77.0	66.4
Dividends per ordinary share (cents)	70.0	62.0	54.0	47.0	43.0
Net tangible assets per ordinary share ($)[4]	4.56	4.28	3.96	3.71	3.59
Share price ($):
High	17.01	14.55	12.97	12.06	11.45
Low	13.11	11.87	9.16	8.36	7.10
Close	13.85	13.29	12.75	9.45	9.28

Ratios
Total equity to total assets (%)	5.5	5.1	5.5	6.4	6.3
Net capital ratio (%)	9.4	9.9	9.9	9.2	9.3
Dividend payout ratio (%)	59.2	60.3	60.8	61.0	64.8
Return on average ordinary equity before abnormals (%)	21.7	21.1	18.4	16.8	15.5
Productivity ratio[5]	4.07	4.03	3.53	3.17	3.30
Expense to income ratio (excluding amortisation of goodwill) (%)	53.6	51.5	54.5	57.9	58.4
Net interest margin	2.80	3.11	3.10	3.25	3.44
Economic profit/(loss) ($m)	1,380	1,198	1,058	669	694

Other information
Points of bank representation (number at year end)	1,371	1,347	1,375	1,625	1,832
Core full time equivalent staff (number at year end)[6]	23,637	27,088	29,510	31,731	33,222

For footnote explanations see page 81

TEN YEAR SUMMARY

$m (unless otherwise indicated)	1997	1996	1995	1994	1993

Statement of financial performance – year ended 30 September[1]
Net interest income	3,353	3,254	2,982	2,761	2,628
Tax equivalent gross up2	127	68	45	62	86

Net interest income (including gross up)	3,480	3,322	3,027	2,823	2,714
Non-interest income	1,739	1,472	1,391	1,555	1,841

Net operating income (including gross up)	5,219	4,794	4,418	4,378	4,555
Total operating expenses	(3,228)	(3,049)	(2,654)	(2,637)	(2,629)

Operating profit before bad and doubtful debts (including gross up)	1,991	1,745	1,764	1,741	1,926
Bad and doubtful debts	(78)	(121)	(330)	(695)	(1,292)

Profit/(loss) from ordinary activities before income tax and abnormal items (including gross up)	1,913	1,624	1,434	1,046	634
Tax equivalent gross up2	(127)	(68)	(45)	(62)	(86)
Income tax expense	(493)	(421)	(371)	(276)	(146)
Net profit/(loss) attributable to outside equity interests	(2)	(3)	(3)	(3)	(5)

Profit/(loss) from ordinary activities before abnormal items (including gross up)	1,291	1,132	1,015	705	397
Abnormal items (net of tax)[3]	–	–	(68)	–	(358)

Net profit/(loss) attributable to equity holders of Westpac Banking Corporation	1,291	1,132	947	705	39

Statement of financial position at 30 September[1]
Total assets	118,963	121,513	105,835	93,861	104,712
Loans	77,874	81,201	64,365	61,242	64,601
Acceptances	11,242	11,197	11,656	12,219	12,851
Deposits and public borrowings	72,636	74,886	58,198	54,925	57,669
Loan capital	1,895	2,199	2,881	2,929	3,333
Total equity	8,206	7,891	7,583	7,299	7,129
Total risk adjusted assets	87,133	86,503	74,930	72,567	82,777

Share information
Earnings per share (cents):
Before abnormals	70.0	58.9	53.5	36.0	21.1
After abnormals	70.0	58.9	49.8	36.0	0.9
Dividends per ordinary share (cents)	39.0	33.0	28.0	18.0	12.0
Net tangible assets per ordinary share ($)[4]	3.69	3.39	3.81	3.67	3.51
Share price ($):
High	9.10	6.59	5.51	5.55	4.20
Low	6.43	5.20	3.90	3.83	2.39
Close	8.70	6.54	5.36	4.20	3.94

Ratios
Total equity to total assets (%)	6.9	6.5	7.2	7.8	6.8
Net capital ratio (%)	10.5	10.8	13.9	13.8	12.3
Dividend payout ratio (%)	55.7	56.0	56.2	50.0	large
Return on average ordinary equity before abnormals (%)	17.0	14.6	13.0	9.8	5.7
Productivity ratio[5]	2.97	2.77	n/a	n/a	n/a
Expense to income ratio (excluding amortisation of goodwill) (%)	60.7	62.9	59.9	60.1	57.4
Net interest margin	3.59	3.7	3.8	3.5	3.0
Economic profit/(loss) ($m)	716	554	270	(24)	(581)

Other information
Points of bank representation (number at year end)	1,547	1,788	1,547	1,616	1,827
Core full time equivalent staff (number at year end)[6]	31,608	33,832	31,416	31,396	33,724

For footnote explanations see page 81.

1
The above statements of financial performance extracts for 2002, 2001 and 2000 and statements of financial position extract for 2002 and 2001 are derived from the consolidated financial statements included in this report, and for prior years are derived from financial statements previously published, each of which have been presented in accordance with Australian GAAP.
2
We have entered into various tax effective financing transactions that derive income that is subject to either a reduced or zero rate of income tax. The impact of this is reflected in lower income tax expense and interest income. In order to provide improved comparability, this income is presented on a tax equivalent basis.
3
For reporting periods ending on or after 30 June 2001, we are no longer permitted (under Australian GAAP) to disclose abnormal items on the face of the statement of financial performance. Where a revenue or expense is of such a size, nature or incidence that its disclosure is relevant in explaining our financial performance, we are required to disclose its nature and amount on the face of the statement of financial performance or in the notes to the financial statements.
4
After deducting preference share capital and goodwill.
5
Operating income (including gross up)/personnel costs excluding restructuring expenses.
6
Core full time equivalent staff includes pro-rata part time staff and excludes unpaid absences (e.g. maternity leave) and excludes temporary staff and contractors.

WESTPAC BANKING CORPORATION

ABN 33 007 457 141

ANNUAL FINANCIAL REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2002

ANNUAL FINANCIAL REPORT 2002
FINANCIAL STATEMENTS
Statements of financial performance
Statements of financial position
Statements of cash flows
Statements of changes in equity

NOTES TO THE FINANCIAL STATEMENTS
Note 1	Summary of significant accounting policies
Note 2	Revenue
Note 3	Interest
Note 4	Non-interest income
Note 5	Operating expenses
Note 6	Income tax
Note 7	Dividends and distributions provided for or paid
Note 8	Earnings per ordinary share
Note 9	Due from other financial institutions
Note 10	Trading securities
Note 11	Investment securities
Note 12	Loans
Note 13	Provisions for bad and doubtful debts
Note 14	Impaired assets
Note 15	Goodwill
Note 16	Fixed assets
Note 17	Deferred tax assets
Note 18	Other assets
Note 19	Due to other financial institutions
Note 20	Deposits and public borrowings
Note 21	Tax liabilities
Note 22	Provisions
Note 23	Other liabilities
Note 24	Debt issues and loan capital
Note 25	Equity
Note 26	Capital adequacy
Note 27	Maturity analysis
Note 28	Average balances and related interest
Note 29	Group segment information
Note 30	Credit risk concentrations
Note 31	Auditors' remuneration
Note 32	Expenditure commitments
Note 33	Superannuation commitments
Note 34	Contingent liabilities and credit commitments
Note 35	Derivative financial instruments
Note 36	Interest rate risk
Note 37	Fair value of financial instruments
Note 38	Group entities
Note 39	Other group investments
Note 40	Related party disclosures
Note 41	Directors' remuneration
Note 42	Executive officers' remuneration
Note 43	Statements of cash flows
Note 44	Events subsequent to balance date
Note 45	Reconciliation with US Generally Accepted Accounting Principles (US GAAP)
STATUTORY STATEMENTS
Directors' declaration
Independent audit report to the members of Westpac Banking Corporation
Report of independent accountants

FINANCIAL STATEMENTS

Statements of financial performance for the years ended 30 September

Westpac Banking Corporation and its controlled entities

		Consolidated			Parent Entity
	Note	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m

Interest income	3	9,220	10,258	9,390	8,954	9,387
Tax equivalent gross up1		139	149	169	–	20
Interest expense	3	(5,074)	(6,207)	(5,721)	(5,445)	(6,177)

Net interest income (including gross up)		4,285	4,200	3,838	3,509	3,230

Non-interest income:
Fees and commissions received		2,266	2,090	1,832	2,393	2,126
Fees and commissions paid		(560)	(485)	(338)	(547)	(473)
Proceeds from sale of assets		3,594	757	2,110	2,440	731
Carrying value of assets sold		(2,760)	(719)	(2,071)	(1,644)	(697)
Wealth management revenue		92	575	1,482	–	–
Life insurance claims and change in policy liabilities		238	(51)	(915)	–	–
Other non-interest income		108	370	314	215	965

Total non-interest income	4	2,978	2,537	2,414	2,857	2,652

Net operating income (including gross up)		7,263	6,737	6,252	6,366	5,882
Operating expenses:
Salaries and other staff expenses		(1,829)	(1,744)	(1,815)	(1,685)	(1,528)
Equipment and occupancy expenses		(589)	(648)	(632)	(555)	(577)
Other expenses		(1,577)	(1,178)	(1,056)	(1,589)	(1,216)

Total operating expenses	5	(3,995)	(3,570)	(3,503)	(3,829)	(3,321)

Operating profit before bad and doubtful debts (including gross up)		3,268	3,167	2,749	2,537	2,561
Bad and doubtful debts	13	(461)	(433)	(202)	(358)	(221)
Tax equivalent gross up1		(139)	(149)	(169)	–	(20)

Profit from ordinary activities before income tax expense		2,668	2,585	2,378	2,179	2,320
Income tax expense	6	(471)	(677)	(660)	(387)	(519)

Net profit		2,197	1,908	1,718	1,792	1,801
Net profit attributable to outside equity interests		(5)	(5)	(3)	–	–

Net profit attributable to equity holders of Westpac Banking Corporation		2,192	1,903	1,715	1,792	1,801

Foreign currency translation reserve adjustment		(76)	74	115	(77)	88
Premises revaluation adjustment		–	–	(25)	–	–

Total revenues, expenses and valuation adjustments attributable to equity holders of Westpac Banking Corporation recognised directly in equity		(76)	74	90	(77)	88

Total changes in equity other than those resulting from transactions with owners as owners		2,116	1,977	1,805	1,715	1,889

Earnings (in cents) per ordinary share after deducting distributions on other equity instruments	1 (h)vi, 8
Basic		118.3	102.8	88.8
Fully diluted		117.9	102.4	88.4

The accompanying notes, numbered 1 to 44, form part of these financial statements for purposes of Australian reporting requirements.

A summary of significant adjustments to net profit attributable to equity holders of Westpac Banking Corporation and total equity that would be required if generally accepted accounting principles applicable in the United States (US GAAP) had been applied is disclosed in note 45.

1
The Group has entered into various tax effective financing transactions that derive income that is subject to either a reduced or zero rate of income tax. The impact of this is reflected in lower income tax expense and interest income. In order to provide improved comparability, this income is presented on a tax equivalent basis.

Statements of financial position as at 30 September

Westpac Banking Corporation and its controlled entities

		Consolidated		Parent Entity
	Note	2002 $m	2001 $m	2002 $m	2001 $m

Assets
Cash and balances with central banks		1,669	1,079	1,656	950
Due from other financial institutions	9	5,242	5,094	3,543	4,738
Trading securities	10	10,643	10,629	10,643	10,629
Investment securities	11	3,313	2,960	2,423	2,867
Loans	12	135,870	122,250	130,504	107,214
Acceptances of customers		4,788	15,700	5,013	15,921
Life insurance assets		7,566	7,352	–	–
Regulatory deposits with central banks overseas		455	482	432	457
Due from controlled entities		–	–	11,190	10,789
Investments in controlled entities	38	–	–	7,030	5,769
Goodwill	15	1,754	1,501	1,388	1,463
Fixed assets	16	815	1,034	661	776
Deferred tax assets	17	587	441	540	368
Other assets	18	18,335	21,323	17,806	20,579

Total assets		191,037	189,845	192,829	182,520

Liabilities
Due to other financial institutions	19	4,731	5,954	4,708	5,951
Deposits and public borrowings	20	110,763	96,157	110,371	90,180
Debt issues	24	27,575	27,989	18,591	18,921
Acceptances		4,788	15,700	5,013	15,921
Current tax liabilities	21	537	303	577	315
Deferred tax liabilities	21	80	403	94	271
Life insurance policy liabilities		7,163	7,123	–	–
Due to controlled entities		–	–	19,334	15,523
Provisions	22	1,093	1,038	1,049	984
Other liabilities	23	19,327	20,635	18,568	19,983

Total liabilities excluding loan capital		176,057	175,302	178,305	168,049

Loan capital
Subordinated bonds, notes and debentures	24	3,795	4,045	3,795	4,045
Subordinated perpetual notes	24	717	793	717	793

Total loan capital		4,512	4,838	4,512	4,838

Total liabilities		180,569	180,140	182,817	172,887

Net assets		10,468	9,705	10,012	9,633

Equity
Parent entity interest:
Ordinary shares	25	3,503	1,751	3,503	1,751
Reserves		82	2,819	104	2,878
Retained profits		5,930	4,174	5,429	4,028
Convertible debenture	25	–	–	465	465
Perpetual capital notes	25	–	–	511	511

Total parent entity interest		9,515	8,744	10,012	9,633

Other equity interests:
New Zealand Class shares	25	471	482	–	–
Trust originated preferred securities (TOPrSSM)	25	465	465	–	–

Total other equity interests		936	947	–	–

Total equity attributable to equity holders of Westpac Banking Corporation		10,451	9,691	10,012	9,633
Outside equity interests in controlled entities		17	14	–	–

Total equity		10,468	9,705	10,012	9,633

Contingent liabilities and credit commitments	34

The accompanying notes, numbered 1 to 44, form part of these financial statements for purposes of Australian reporting requirements.

A summary of significant adjustments to net profit attributable to equity holders of Westpac Banking Corporation and total equity that would be required if US GAAP had been applied is disclosed in note 45.

Statements of cash flows for years ended 30 September

Westpac Banking Corporation and its controlled entities

		Consolidated			Parent Entity
	Note	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m

Cash flows from operating activities
Interest received		9,130	10,080	10,135	8,925	9,346
Interest paid		(5,269)	(6,461)	(6,232)	(5,528)	(6,384)
Dividends received		27	51	43	363	1,730
Other non-interest income received		3,711	3,367	655	3,702	3,257
Operating expenses paid		(3,291)	(3,330)	(3,174)	(3,313)	(2,984)
Net (increase)/decrease in trading securities		(791)	(143)	764	(791)	(196)
Income tax paid		(699)	(527)	(497)	(454)	(331)
Life business:
receipts from policyholders and customers		2,531	2,427	3,366	–	–
interest and other items of similar nature		58	138	135	–	–
dividends received		323	362	430	–	–
payments to policyholders and suppliers		(1,961)	(2,249)	(3,428)	–	–
income tax paid		(3)	(64)	(27)	–	–

Net cash provided by operating activities	43	3,766	3,651	2,170	2,904	4,438

Cash flows from investing activities
Proceeds from sale of investment securities		492	508	1,441	492	508
Proceeds from matured investment securities		335	139	94	333	122
Purchase of investment securities		(1,873)	(866)	(1,907)	(1,063)	(851)
Proceeds from securitised loans		2,472	202	255	2,472	202
Net (increase)/decrease in:
due from other financial institutions		(212)	(1,598)	778	1,140	(1,780)
loans		(25,501)	(13,304)	(11,322)	(25,613)	(11,800)
life insurance assets		(316)	134	(118)	–	–
regulatory deposits with central banks overseas		(19)	193	(135)	(17)	193
due from controlled entities		–	–	–	(401)	(1,106)
investments in controlled entities		–	–	–	(2,206)	45
other assets		(967)	186	410	(620)	(75)
Purchase of fixed assets		(284)	(299)	(418)	(258)	(286)
Proceeds from disposal of fixed assets		262	171	525	192	159
Proceeds from disposal of other investments		246	–	–	40	–
Controlled entities acquired, net of cash acquired	43	(328)	5	–	–	–
Controlled entities and businesses disposed, net of cash held	43	2,136	44	139	1,716	–

Net cash used in investing activities		(23,557)	(14,485)	(10,258)	(23,793)	(14,669)

Statements of cash flows (Continued)

		Consolidated			Parent Entity
	Note	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m

Cash flows from financing activities
Issue of loan capital		–	350	1,924	–	350
Redemption of loan capital		–	(813)	(112)	–	(813)
Proceeds from issue of shares		91	110	91	91	110
Proceeds from issue of New Zealand Class shares, (net of issue costs of 2001 Nil, 2000 $16m)		–	203	279	–	–
Buyback of shares		(408)	(753)	(1,273)	(397)	(753)
Proceeds from issue of perpetual capital notes		–	–	–	–	203
Net increase/(decrease) in:
due to other financial institutions		(949)	1,799	379	(970)	1,853
deposits and public borrowings		20,095	3,553	3,909	20,364	4,001
debt issues		2,495	7,007	3,962	(316)	5,784
due to controlled entities		–	–	–	3,806	61
other liabilities		46	447	179	(28)	478
Payment of distributions and dividends		(977)	(836)	(761)	(959)	(836)
Payment of dividends to outside equity interests		(2)	(1)	(3)	–	–

Net cash provided by financing activities		20,391	11,066	8,574	21,591	10,438

Net increase in cash and cash equivalents		600	232	486	702	207
Effect of exchange rate changes on cash and cash equivalents		(10)	11	5	4	9
Cash and cash equivalents at the beginning of year		1,079	836	345	950	734

Cash and cash equivalents at year end	43	1,669	1,079	836	1,656	950

Details of the reconciliation of net cash provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation are provided in note 43.

The accompanying notes, numbered 1 to 44, form part of these financial statements for purposes of Australian reporting requirements.

A summary of significant adjustments to net profit attributable to equity holders of Westpac Banking Corporation and total equity that would be required if US GAAP had been applied is disclosed in note 45.

Statements of changes in equity for the years ended 30 September

Westpac Banking Corporation and its controlled entities

		Consolidated			Parent Entity
	Note	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m

Contributed equity
Ordinary shares
Balance at beginning of year		1,751	1,776	1,853	1,751	1,776
Shares issued:
under the dividend reinvestment plan	25	17	18	19	17	18
under employee share purchase and option schemes	25	10	13	13	10	13
Shares bought back	25	(25)	(56)	(109)	(25)	(56)
Transfer from share premium reserve (refer note 1 (a)i)		1,619	–	–	1,619	–
Transfer from capital redemption reserve (refer note 1 (a)i)		131	–	–	131	–

Balance at year end		3,503	1,751	1,776	3,503	1,751

New Zealand Class shares
Balance at beginning of year	25	482	482	–	–	–
Shares issued	25	–	–	482	–	–
Shares bought back	25	(11)	–	–	–	–

Balance at year end		471	482	482	–	–

Other equity instruments
Trust originated preferred securities (TOPrS)	25	465	465	465	–	–

Convertible debenture	25	–	–	–	465	465

Perpetual capital notes
Balance at beginning of year	25	–	–	–	511	308
Notes issued during the year	25	–	–	–	–	203

Balance at year end		–	–	–	511	511

Reserves[1]
Reserve fund
Balance at beginning of year		876	842	776	876	842
Transfer from retained profits		–	34	66	–	34
Transfer to retained profits (refer note 1 (a)i)		(876)	–	–	(876)	–

Balance at year end		–	876	842	–	876

Share premium reserve
Balance at beginning of year		1,651	2,012	2,903	1,651	2,012
Premium on shares issued		340	336	273	340	336
Premium on shares bought back		(372)	(697)	(1,164)	(372)	(697)
Transfer to share capital (refer note 1 (a)i)		(1,619)	–	–	(1,619)	–

Balance at year end		–	1,651	2,012	–	1,651

1
A general description of the nature and function of each reserve account is provided in note 1 (g)iv.

Westpac Banking Corporation and its controlled entities

		Consolidated			Parent Entity
	Note	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m

Premises revaluation reserve
Balance at beginning of year		8	36	113	58	85
Revaluation of premises		–	–	(26)	–	–
Transfer to retained profits of realised revaluation gains on sale of premises		(11)	(28)	(52)	(42)	(27)
Other adjustments		3	–	1	–	–

Balance at year end		–	8	36	16	58

Investment revaluation reserve
Balance at beginning of year		–	–	–	–	1,292
Transfer to retained profits		–	–	–	–	(1,292)

Balance at year end		–	–	–	–	–

Capital redemption reserve
Balance at beginning of year		135	135	135	131	131
Transfer to share capital (refer note 1 (a)i)		(131)	–	–	(131)	–
Other adjustments		(4)	–	–	–	–

Balance at year end		–	135	135	–	131

Foreign currency translation reserve
Balance at beginning of year		149	74	(39)	162	76
Transfer (to)/from retained profits		9	1	(2)	3	(2)
Exchange differences on translation (net of hedging)		(76)	74	115	(77)	88

Balance at year end		82	149	74	88	162

Total reserves		82	2,819	3,099	104	2,878

Retained profits
Balance at beginning of year		4,174	3,435	2,788	4,028	2,096
Transfer from reserve fund (refer note 1 (a)i)		876	–	–	876	–
Aggregate of amounts transferred (to)/from other reserves		2	(7)	(12)	39	1,287
Operating profit after tax attributable to equity holders of Westpac Banking Corporation		2,192	1,903	1,715	1,792	1,801
Dividends provided for or paid	7	(1,266)	(1,106)	(1,013)	(1,228)	(1,073)
Distributions on other equity instruments	7	(48)	(51)	(43)	(78)	(83)

Balance at year end		5,930	4,174	3,435	5,429	4,028

Total equity attributable to equity holders of Westpac Banking Corporation at year end		10,451	9,691	9,257	10,012	9,633

1
A general description of the nature and function of each reserve account is provided in note 1 (g)iv.

The accompanying notes, numbered 1 to 44, form part of these financial statements for purposes of Australian reporting requirements.

A summary of significant adjustments to net profit attributable to equity holders of Westpac Banking Corporation and total equity that would be required if US GAAP had been applied is disclosed in note 45.

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  BASES OF ACCOUNTING

i.      General

This general purpose financial report has been prepared in accordance with the requirements for an authorised deposit-taking institution under the Banking Act 1959 (as amended), Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001.

In previous years, the financial report was also prepared in accordance with the provisions of the Deed of Settlement and the Bank of New South Wales Act of 1850 (as amended). Since 23 August 2002, the date on which Westpac Banking Corporation was registered as a public company limited by shares under the Corporations Act 2001, the Deed of Settlement and the Bank of New South Wales Act 1850 (as amended) ceased to apply. On that date, Westpac's ordinary shares ceased to have a par value and the balances in the share premium reserve and capital redemption reserve (previously required to be held under the Deed of Settlement, but no longer required under Westpac's new constitution or permitted under the Corporations Act 2001) were transferred to the share capital account. In addition, the balance of the reserve fund was transferred to retained profits. These changes have not impacted Westpac's net profit or total equity for the year ended 30 September 2002.

The financial report is drawn up in accordance with the historical cost convention, except where otherwise indicated. The carrying value of non-current assets does not exceed their recoverable amount. Except where otherwise indicated, recoverable amount is determined as the undiscounted amount expected to be recovered from the net cash flows arising from the assets' continued use and subsequent disposal.

The accounting policies adopted are consistent with those of the previous year, unless otherwise indicated. Comparative information is restated where appropriate to enhance comparability.

The financial statements also include disclosures required by the United States Securities and Exchange Commission in respect of foreign registrants.

The preparation of the financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although a system of internal control is in place to ensure that estimates can be reliably measured, actual amounts may differ from those estimates. It is not anticipated that such differences would be material.

ii.    Consolidation

The consolidated financial statements comprise the financial statements of the parent entity Westpac Banking Corporation ("Westpac") and all entities it controlled during the year ended 30 September 2002. Westpac and its controlled entities are referred to collectively as the "Group". The effects of all transactions between entities in the Group are eliminated. Controlled entities are listed in note 38.

iii.    Acquisition of assets

Assets acquired including property, plant and equipment and intangibles, other than goodwill (refer note 1 (e)x), are initially recorded at their cost of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

iv.    Currency

All amounts are expressed in Australian currency except where otherwise indicated. Assets and liabilities of overseas branches and controlled entities have been translated to Australian dollars at the mid-point closing rates of exchange at balance date. Income and expenses of overseas branches and controlled entities have been translated at average daily rates of exchange prevailing during the year. In the financial statements of Westpac, exchange differences arising on translation of Westpac's net investment in overseas branches, after allowing for foreign currency hedges, are reflected in the foreign currency translation reserve.

In the consolidated financial statements, the foreign currency translation reserve also reflects exchange differences on translation of Westpac's net investment in overseas controlled entities after allowing for foreign currency hedges.

Exchange differences relating to foreign currency monetary items (other than those used to hedge the net investment in overseas branches and controlled entities) are included in the statement of financial performance as part of the operating results. Foreign currency liabilities are generally matched by assets in the same currency or by being swapped to the currency they are funding. The total amounts of unmatched foreign currency assets and liabilities and consequent foreign currency exposures are not significant.

(b)  REVENUE RECOGNITION

i.      Interest income

Interest income, including premiums and discounts on trading and investment securities, is brought to account on a yield to maturity basis. Interest relating to impaired loans is recognised as income only when received. When a loan is categorised as non-accrual, unpaid interest accrued since the last reporting date is reversed against interest income. Unpaid interest relating to prior reporting periods is either written off as a bad debt or a specific provision is made as necessary.

ii.    Dividends on redeemable preference share finance

Redeemable preference share dividend income is included as part of interest income and is recorded in the statement of financial performance on an accruals basis.

iii.    Leasing

Finance leases are accounted for under the finance method whereby income is taken to account progressively over the life of the lease in proportion to the outstanding investment balance.

iv.    Fee income

Fee income is brought to account on an accruals basis. Front end and establishment fees, if material, are segregated between cost recovery and risk margin, with the risk margin being taken to income over the period of the loan or other risk. The balance of front end fees and establishment fees represent the recovery of costs and are taken to income upon receipt.

v.    Trading income

Gains and losses realised from the sale of trading securities and unrealised fair value adjustments are reflected in the statement of financial performance.

Both realised and unrealised gains and losses on trading derivative contracts are taken to the statement of financial performance.

vi.    Other dividend income

Other dividend income is recorded as non-interest income as declared.

vii.  Revenue on sale of fixed assets

Proceeds on the sale of fixed assets and the associated carrying value as at the date of sale are classified as non-interest income.

(c)  EXPENSE RECOGNITION

i.      Interest expense

Interest expense, including premiums or discounts and associated issue expenses incurred on issue of securities, is brought to account on a yield to maturity basis.

ii.    Bad and doubtful debts

The annual charge against profits for bad and doubtful debts reflects the movement in the general provision after allowing for transfers to or from specific provisions, write-offs and recoveries of debts previously written-off.

iii.    Leasing

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred. Incentives received on entering into operating leases are recognised as liabilities and are charged to the statement of financial performance on a straight line basis over the term of the lease. Lease commitments are disclosed in the financial statements prior to the deduction of incentives (refer note 32).

iv.    Commissions and other fees

External commissions and other costs paid to acquire mortgage loans through brokers are capitalised. These capitalised expenses are amortised over the average life of the loans to which they relate, which is approximately 4 years.

v.    Wealth management acquisition costs

The Group changed its accounting policy in respect of acquisition costs effective 1 October 2001. Acquisition costs include the fixed and variable costs of acquiring new business principally relate to the Group's life insurance and retail funds management business. Such costs are deferred and amortised where the business generated continues to be profitable. Refer to note 1 (h)vii for details of the change in accounting policy. Deferred acquisition costs associated with life insurance business are recorded as a reduction in policy liabilities as required by AASB 1038: Life Insurance Business and are amortised in the statement of financial performance over the expected duration of the relevant policy sold. Deferred acquisition costs associated with funds management business are recorded as an asset and are amortised in the statement of financial performance, on a straight line basis over a period not exceeding the duration of the relevant product sold.

(d)  INCOME TAX

Tax effect accounting procedures under the liability method have been adopted whereby income tax expense for the year is matched with the accounting results after allowing for permanent differences. The tax effect of cumulative timing differences, which occur where items are included for income tax purposes in a period different from that in the financial statements, is shown in the provision for deferred income tax or future income tax benefit, as applicable. The timing differences have been measured using the tax rates expected to apply when the differences reverse.

The future income tax benefits arising from tax losses have been recognised only where the realisation of such benefits in future years is considered virtually certain (refer note 17).

(e)  ASSETS

i.      Cash and balances with central banks

Cash and balances with central banks include cash at branches. They are brought to account at the face value or the gross value of the outstanding balance where appropriate.

ii.    Due from other financial institutions

Receivables from other financial institutions include loans, nostro balances, certificates of deposit and settlement account balances due from other financial institutions. They are brought to account at the gross value of the outstanding balance.

iii.    Trading and investment securities

Trading securities are short and long term public, bank or other debt securities and equities, which are held for resale in day to day trading operations. Trading securities are recorded at net fair value, generally based on quoted market prices or dealer quotes.

Investment securities are public and other debt securities, which are either intended to be held to maturity or are available-for-sale but not actively traded. They are initially recorded at cost, and subsequently at cost adjusted for premium or discount amortisation. Losses related to the permanent diminution in value of investment securities are recognised in the statement of financial performance and the recorded values of those securities adjusted accordingly. Gains and losses on the sale of investment securities are calculated using the specific identification method.

Any transfers of securities from the trading securities portfolio to the investment securities portfolio are effected at the market value of the securities at the date of transfer. Where there is no ready market in certain unlisted semi-government securities, market values are assessed by reference to interest yields.

Repurchase and reverse repurchase agreements:    securities sold under agreements to repurchase (repurchase agreements) are retained within the trading or investment portfolio and the obligation to repurchase is included in the statement of financial position under "other liabilities"; securities purchased under agreements to resell (reverse repurchase agreements) are included in the statement of financial position under "other assets".

Trade date accounting:    trading and investment securities are accounted for on a trade date basis. Amounts receivable for securities sold but not yet delivered are included in the statement of financial position under "other assets" as shown in note 18. Amounts payable for securities purchased but not yet delivered are included in the statement of financial position under "other liabilities" as shown in note 23.

Securities sold short:    short trading positions are included in the statement of financial position under "other liabilities" as shown in note 23.

iv.    Loans, advances and other receivables

Loans, advances and other receivables include overdrafts, home loans, credit card and other personal lending, term loans, leasing, bill financing, redeemable preference share finance and leveraged leases. They are carried at recoverable amount represented by the gross value of the outstanding balance adjusted for provisions for bad and doubtful debts and unearned income.

Security is obtained if, based on an evaluation of the customer's credit worthiness, it is considered necessary for the customer's overall borrowing facility. Security would normally consist of assets such as cash deposits, receivables, inventory, plant and equipment, real estate and investments.

Provisions for bad and doubtful debts

All known bad debts are written off against the provisions in the year in which they are classified as irrecoverable. Bad debts, in respect of which no specific provisions have been established, are written off against the general provision. Credit card and certain other consumer loan balances are normally written off when a payment is 180 days in arrears.

Specific provisions are raised as soon as a loan has been identified as doubtful and when the estimated repayment realisable from the borrower is likely to fall short of the amount of principal and interest outstanding. Such loans are treated as impaired assets and are included in note 14.

A general provision is maintained to cover expected losses inherent in the existing overall credit portfolio which are not yet identifiable. In determining the level of general provision, reference is made to historical experience, business conditions, the composition of the portfolio and industry best practices.

Impaired assets

The Group has disclosed in note 14 components of its loan portfolio that have been classified as impaired assets. In determining the impairment classification, the Group has adopted the Australian Prudential Regulation Authority (APRA) guidelines for classifying impaired assets, which consist of the following broad categories:

  Non-accrual assets are assets where income may no longer be accrued ahead of its receipt because reasonable doubt exists as to the collectability of principal and interest. This includes exposures where contractual payments are 90 or more consecutive days in arrears where security is insufficient to ensure payment and assets acquired through security enforcement.

  Restructured assets are assets where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer.

The Group also discloses interest received and estimated interest foregone during the year on the above non-accrual and restructured assets.

Where repayment of a loan is dependent upon the sale of property held as security, the estimated realisable value of the loan is based on the current market value of the security property, being the amount that would be realisable from a willing buyer to a willing seller, allowing a period of up to 12 months from commencement of selling to settlement.

v.    Acceptances of customers

The exposure arising from the acceptance of bills of exchange that are sold into the market is brought to account as a liability. A contra asset, "acceptances of customers", is recognised to reflect the Group's claim against each drawer of the bills.

Bills that have been accepted by the Group and are held in its own portfolio are included in the statement of financial position under "loans" as shown in note 12.

vi.    Regulatory deposits

In several countries in which the Group operates, the law requires that regulatory deposits be lodged with the local central bank at a rate of interest generally below that prevailing in the market. The amount of the deposit and the interest rate receivable are determined in accordance with the requirements of the local central bank.

vii.  Investments in controlled entities and other investments

Investments in controlled entities are initially recorded by Westpac in the statement of financial position at cost. Investments in controlled entities are written down to recoverable amount where appropriate.

Other investments which principally comprise unlisted shares in other companies, as shown in note 18 and detailed in note 39, are generally held as long-term investments and are recorded at cost unless otherwise stated. Proceeds from sale and the associated carrying value as at the date of sale are classified as non-interest income.

viii.  Life insurance assets

Assets held by the life insurance company, including investments in controlled entities, are initially recorded at cost and then adjusted to net market value at each balance date. Net market value adjustments are included in the statement of financial performance. Most assets are held in the life insurance statutory funds and can only be used within the restrictions imposed under the Life Insurance Act 1995. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund or as distribution when solvency and capital adequacy requirements are met.

ix.    Fixed assets

Premises and sites are carried at cost less accumulated depreciation. Write-downs to recoverable value are recognised as an expense in the statement of financial performance. Independent valuations of premises and sites are obtained every three years with the most recent valuation undertaken in July 2001.

Depreciation of buildings is calculated on a straight line basis at rates appropriate to their estimated useful life. The calculation is based on cost.

The cost of improvements to leasehold premises is capitalised and amortised over the term of the initial lease, but not exceeding 10 years.

Furniture and equipment are shown at cost less depreciation which is calculated on a straight line basis at rates appropriate to their estimated useful life, ranging from 3 to 15 years.

Internal and external costs directly incurred in the purchase or development of computer software, including subsequent upgrades and enhancements, are capitalised. Capitalised software is amortised over its expected life, which is usually 3 years but no greater than 5 years. Costs incurred on computer software maintenance are expensed as incurred.

x.    Goodwill

Goodwill is the excess of purchase consideration, including incidental expenses associated with the acquisition, over the fair value of the identifiable net assets at the time of acquisition. Goodwill is amortised on a straight-line basis over 20 years, which is consistent with the minimum period of expected benefits. The carrying value of goodwill is reviewed every six months for impairment. If the carrying value of goodwill exceeds the value of the expected future benefits, the difference is expensed to the statement of financial performance.

(f)    LIABILITIES

i.      Due to other financial institutions

Due to other financial institutions includes deposits, vostro balances and settlement account balances due to other financial institutions. They are brought to account at the gross value of the outstanding balance.

ii.    Deposits and public borrowings

Deposits and public borrowings include non-interest bearing deposits repayable at call, certificates of deposit, interest bearing deposits, debentures and other funds raised publicly by a former controlled entity borrowing corporation. They are brought to account at the gross value of the outstanding balance.

iii.    Debt issues and loan capital

These are bonds, notes, commercial paper and debentures that have been issued by the Group and are recorded at cost or at cost adjusted for premium or discount amortisation. Premiums or discounts, and associated issue expenses have been deferred and are being amortised to income over the life of the respective bonds or notes. Loan capital includes subordinated bonds, notes and debentures that qualify as tier 2 capital as defined by APRA for capital adequacy purposes.

iv.    Life insurance policy liabilities and Margin on Services

Life insurance policy liabilities are calculated in accordance with the principles of "Margin on Services" (MOS) methodology as set out in Actuarial Standard 1.03 "Valuation of policy liabilities" issued by the Life Insurance Actuarial Standards Board and in accordance with AASB 1038.

v.    Employee entitlements

Liabilities for wages and salaries and annual leave are recorded as the amount unpaid at year end, at the current rate of pay and reflecting the employees' services up to that date.

No provision is made for non-vesting sick leave as the pattern of sick leave taken indicates that no additional liability will arise for non-vesting sick leave.

Liabilities for long service leave and other deferred employee benefits are recognised as the present value of expected future payments to be made in respect of services provided by employees up to year end. Consideration is given to expected future wage and salary levels, experience of employee departure and periods of service. Expected future payments are discounted to their net present value using rates on Commonwealth Government securities with terms that match as closely as possible the estimated timing of future cash flows.

A liability is also carried for on-costs, including payroll tax, in respect of provisions for certain employee benefits which attract such costs.

vi.    Provision for leasehold premises

The provision for leasehold premises covers net outgoings on certain unoccupied leased premises or sub-let premises where projected rental income falls short of rental expense. The liability is determined on the basis of the present value of net future cash flows.

vii.  Provision for restructuring

A provision for restructuring on acquisition is recognised where there is a demonstrable commitment and a detailed plan such that there is little or no discretion to avoid payments to other parties and the amount can be reliably estimated. The provisions relating to costs associated with an acquired entity are taken into account in measuring the fair value of the net assets acquired.

Other provisions for restructuring are only recognised when a detailed plan has been approved and the restructuring has either commenced or been announced. Costs relating to ongoing activities are not provided for.

(g)  EQUITY

i.      Ordinary shares

Ordinary shares are recognised at the amount paid up per ordinary share. Following Westpac's change in incorporation, Westpac's ordinary shares ceased to have a par value and the balances in the share premium reserve and capital redemption reserve were transferred to the share capital account.

ii.    New Zealand Class shares

New Zealand Class shares have been recognised as the total of the first instalment received and the present value of the second instalment on issue date, net of issue costs. A detailed description of New Zealand Class shares is provided in note 25.

iii.    Other equity instruments

Trust originated preferred securities (TOPrS), convertible debenture and perpetual capital notes are recognised at the amount of consideration received, net of issue costs. The TOPrS and the convertible debenture are translated into Australian currency using the rate of exchange on issue date. Distributions on the TOPrS, convertible debenture and perpetual capital notes are recognised when entitlements accrue in accordance with the terms of each issue. A description of TOPrS, convertible debenture and perpetual capital notes is provided in note 25.

iv.    Reserves

Reserve fund:    the former Deed of Settlement required that each year not less than 5% of Westpac's net profit for the year, be transferred to the reserve fund, until the fund was at a level equal to half of the paid-up capital. The reserve fund was not to be used for payments of dividends, but could be used to provide for occasional losses. Following the change in Westpac's incorporation, the balance of the reserve fund was transferred to retained profits.

Share premium reserve:    in prior periods, all premiums on the issue of new shares were credited, and premiums on shares bought back were debited, to the share premium reserve. The share premium reserve was available for the payment of dividends only where such dividends were satisfied by the issue of shares, fully paid, to shareholders. Following the change in Westpac's incorporation, the balance of the share premium reserve was transferred to the share capital account.

Premises revaluation reserve:    comprises unrealised revaluation increases and decreases for premises and sites. Following the change in accounting policy for premises and sites in the year ended 2001 no further valuation adjustments will be taken to this reserve. The balance of the reserve will be transferred to retained profits as premises and sites are disposed of and gains are realised. The net unrealised gains reflected in this reserve would not normally be regarded as being available for payment of dividends until such gains are realised.

Investment revaluation reserve:    comprised unrealised revaluation increases and decreases of investments in controlled entities.

Capital redemption reserve:    in accordance with the requirements of the former Deed of Settlement, $131 million was transferred in 1995 from retained profits to the capital redemption reserve upon redemption of 131.2 million preference shares. This reserve was not available for the payment of dividends. Following the change in Westpac's incorporation, the balance of the capital redemption reserve was transferred to the share capital account.

Foreign currency translation reserve:    as mentioned in note 1 (a)iv, exchange differences arising on translation of the net investment in overseas branches and controlled entities are reflected in the foreign currency translation reserve. Any offsetting gains or losses on hedging these balances, together with any tax effect are also reflected in this reserve, which may be either a debit or credit balance. Any credit balance in this reserve would not normally be regarded as being available for payment of dividends until such gains are realised.

(h)  OTHER ACCOUNTING PRINCIPLES AND POLICIES

i.      Superannuation costs

Contributions, as specified in the rules of the respective defined benefit and defined contribution schemes, are made as required by Westpac or the respective controlled entity.

Actuarially assessed surpluses in the Group's principal defined benefit employee superannuation schemes are recognised in the statement of financial position, representing a prepayment of contributions to the scheme (refer note 18). When the actuarial surplus in a principal employee superannuation fund is initially recognised by the Group, it is recognised in the statement of financial performance.

Effective 1 October 2001, the Group adopted the principles of International Accounting Standard 19: Employee Benefits (IAS 19), in relation to the Group's superannuation schemes. Refer to note 1 (h)vii for details of the change in accounting policy.

For these schemes, the cost recognised in the statement of financial performance comprises the current service cost, an interest cost and an expected return on plan assets. In addition, actuarial gains or losses which result from annual actuarial valuations, which exceed 10% of the greater of the present value of the defined benefit plan's obligations or the market value of the defined benefit plan assets, are spread on a straight line basis over the expected remaining working lives of members of the scheme.

ii.    Employee option and share ownership schemes

Certain employees are entitled to participate in option and share ownership schemes. Details of the schemes are described in note 25.

No remuneration expense has been recognised in the statement of financial performance in respect of employee options and performance share rights granted or to be granted in respect of the current year. The estimated fair value of such options and performance share rights is disclosed in note 5. The fair value of options granted prior to 30 September 2002 have been estimated using a dividend adjusted Black-Scholes option pricing model.

The fair value of performance options and performance share rights yet to be issued, disclosed in note 5, is based on the total value of long term incentives to be provided as part of the year end performance review; allocated on a predetermined value basis between performance options and performance share rights.

Shares provided to employees under the Westpac Employee Share Plan and the Deferral Share Plan are purchased on the Australian Stock Exchange Limited and the cost of providing the shares is recognised as an expense in the statement of financial performance. Where the shares relate to performance bonuses or profit sharing the expected cost of providing the shares is recognised in the year to which the performance bonuses or profit share relate.

iii.    Derivative financial instruments

Trading

The positive or negative net fair values of trading derivative financial instruments are included in the statement of financial position under "other financial markets assets" and "other financial markets liabilities" respectively, as shown in notes 18 and 23.

Traded derivative financial instruments including forwards, futures, options, forward purchases and sales of securities, entered into for trading purposes are valued at prevailing market rates. Interest rate and currency swap agreements are valued at their net present value after allowance for future costs and risk exposure.

Hedging

Foreign exchange and interest rate forwards, futures, swaps and options entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the underlying hedged item. To qualify as a hedge, the swap, forward, futures or option position must be designated as a hedge and be effective in reducing the market risk of an existing asset, liability, firm commitment, or anticipated transaction where there is a high probability of the transaction occurring and the extent, term and nature of the exposure is capable of being estimated. Effectiveness of the hedge is evaluated on an initial and on-going basis by comparing the correlation of the change in market or fair value of the hedge with the change in value of the hedged item.

If a hedge contract is terminated early, any resulting gain or loss is deferred and amortised over the periods corresponding to the hedged item. Where the hedged item ceases to exist, the corresponding derivative hedge contract is settled, redesignated or closed out and any resulting unrecognised gains and losses are taken to the statement of financial performance.

iv.    Loan securitisation

The Group, through its loan securitisation program, packages and sells loans (principally housing mortgage loans) as securities to investors. In such transactions the Group receives fees for various services provided to the program on an arms-length basis, including servicing fees, management fees and trustee fees. These fees are recognised over the period in which the relevant costs are borne. The Group also provides arms-length interest rate swaps and liquidity facilities to the program in accordance with APRA Prudential Guidelines. In addition, the Group may receive residual income, comprising mortgage loan interest (net of swap payments) not due to the investors less trust expenses.

The timing and amount of the swap cash flows and the residual income cannot be reliably measured because of the significant uncertainties inherent in estimating future repayment rates on the underlying mortgage loans and the mortgage loan interest margins. Consequently, the swaps and the residual income receivable are not recognised as assets and no gain is recognised when loans are sold. The swap income/expense and residual income are therefore recognised when receivable/payable. The residual income is included in other non-risk fee income as profit on sale of loans.

v.    Funds management and trust activities

Certain controlled entities within the Group conduct investment management and other fiduciary activities as responsible entity, trustee, custodian or manager on behalf of individuals, trusts, retirement benefit plans and other institutions. These activities involve the management of assets in investment schemes and superannuation funds, and the holding or placing of assets on behalf of third parties. These assets are not included in the consolidated financial statements, as the Group does not have direct or indirect control as defined by AASB 1024: Consolidated Accounts.

Where controlled entities, as responsible entities or trustees, incur liabilities in respect of these activities, a right of indemnity exists against the assets of the applicable trusts. As these assets are sufficient to cover liabilities, and it is not probable that the controlled entities will be required to settle them, the liabilities are not included in the consolidated financial statements.

The Group also manages life insurance statutory fund assets that are included in the consolidated financial statements, refer note 1 (e)viii. At 30 September 2002, the total value of assets under discretionary management by the Group was approximately $33.8 billion (2001 $23.8 billion), including $26.2 billion (2001 $16.4 billion) that have not been included in the consolidated financial statements.

vi.    Earnings per share

Basic earnings per share is determined by dividing net profit after tax attributable to equity holders of Westpac Banking Corporation, excluding costs of servicing other equity instruments, by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price.

vii.  Changes in accounting policy

Earnings per share

Revised Accounting Standard AASB 1027: Earnings Per Share has been applied for the year ended 30 September 2002. The standard introduces changes to the method of calculating diluted earnings per share. In previous years, diluted earnings per share included notional earnings related to dilutive options had they been exercised. This is not a requirement of the revised standard as the determination of the weighted average number of shares has been revised to include only potential ordinary shares assumed to have been issued for no consideration.

These changes have not had a material impact on earnings per share. Comparatives, where applicable have been restated to present the comparative amounts on a consistent basis with the current period.

Wealth management acquisition costs

In prior years, the Group expensed acquisition costs associated with its life insurance and funds management activities as incurred. These costs were generally incurred by a controlled entity of the life company, and hence were reported on a market value basis in accordance with AASB 1038. The accounting treatment for acquisition costs did not impact the reported results of the Group's wealth management business in a market value accounting environment.

During September 2002, the Group's wealth management business was restructured. The restructure included transferring ownership of the controlled entity of the life company to a non-life company and accordingly, into an accrual accounting environment (at 30 September 2002, the Group's life company does not have an investment in any controlled entities). As a consequence, the Group changed its accounting policy in respect of acquisition expenses, such that acquisition expenses for profitable business are deferred and amortised over a period not exceeding the expected duration of the relevant product or policy sold. In an accrual accounting environment, the deferral and amortisation of wealth management acquisition costs provides more relevant information about the financial performance of the underlying business. Accordingly, effective 1 October 2001 the Group recognised an asset of $119 million in the statement of financial position, representing life insurance and funds management acquisition costs which were previously expensed. Had this policy always been applied, deferred acquisition costs of $71 million and $48 million would have been recognised as an asset in the years ended 30 September 2001 and 30 September 2000, respectively.

Superannuation

Effective 1 October 2001, the Group changed its accounting policy in respect of superannuation to adopt the principles of IAS 19. The Group's previous superannuation accounting policy was based on the principles of UK accounting standard, SSAP 24: Accounting for Pension Costs. The Group's policy was changed after a new standard was released in the UK to replace SSAP 24. Consistent with the requirements of AASB 1001: Accounting Policies and in anticipation of the international harmonisation of Australia's accounting standards by 2005, the Group has adopted the principles of IAS 19.

The impact of the change in superannuation accounting policy was to write-down the related asset and recognise a charge of $221 million before tax ($160 million after tax) in the 2002 statement of financial performance. Comparatives have not been restated as it is not practical to do so.

Capitalised expenses

Start-up costs in relation to the outsourcing of technology operations and mortgage processing activities have previously been capitalised and amortised over a period not exceeding the life of the outsourcing contracts. Effective 1 October 2001, the accounting policy for outsourcing start-up costs was changed so that such costs are now expensed as incurred. The new policy was adopted to provide greater transparency of the Group's cost base and greater reliability in measuring the Group's financial position.

On 1 October 2001, the net carrying amount of capitalised start-up costs of $44 million was expensed in the statement of financial performance. During the year a further $92 million has been expensed relating to current year start-up costs. Had this new accounting policy always been applied, additional start-up costs of $44 million and nil would have been recognised in the years ended 30 September 2001 and 2000, respectively.

Recent Accounting Developments

The application of revised Australian Accounting Standard AASB 1020: Income Taxes, has been deferred for twelve months in response to industry concern over its application coinciding with the introduction of the tax consolidation legislation. The Group has not elected to adopt this standard early and it will now apply to the Group from 1 October 2003. Its application is not expected to affect significantly the Group's deferred tax balances or income tax expense in 2003.

Revised Australian Accounting Standard AASB 1028: Employee Benefits will apply to the Group from 1 October 2002. The standard requires more detailed disclosures of equity-based compensation benefits provided to employees. The application of this revised standard is not expected to affect significantly the Group, as information concerning the Group's remuneration details including option and employee share plans is currently disclosed in accordance with US GAAP, which are similar to the disclosure requirements of the revised Australian accounting standard.

New Australian Accounting Standard AASB 1044: Provisions, Contingent Liabilities and Contingent Assets applies to the Group from 1 October 2002. The new standard specifically requires that a provision for dividend can only be recognised if the dividend has been declared, determined or publicly recommended prior to the end of the financial year. The Group's full year dividend is not publicly recommended prior to its financial year end and is declared and ratified after the end of its financial year. Accordingly, from 1 October 2002 the Group will not be able to recognise a provision for the full year dividend. Otherwise it is not expected that AASB 1044 will significantly affect the Group's financial reporting.

Revised Australian Accounting Standard, AASB 1012: Foreign Currency Translation applies to the Group from 1 October 2002. The revised standard requires, inter alia, the tax effect of exchange differences on monetary items forming part of a net investment, and hedges of investments in self-sustaining foreign operations, to be included in the foreign currency translation reserve. The revised standard is not expected to affect significantly the Group's statement of financial performance or statement of financial position.

viii.  Rounding of amounts

In accordance with Australian Securities and Investments Commission (ASIC) Class Order 98/0100, all amounts have been rounded to the nearest million dollars unless otherwise stated.

NOTE 2. REVENUE

	Consolidated			Parent Entity
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m

Revenue from operating activities
Interest income (excluding gross up)	9,220	10,258	9,390	8,954	9,387
Fees and commissions received	2,266	2,090	1,832	2,393	2,126
Proceeds from sale of investment securities	492	508	1,441	492	508
Wealth management revenue	92	575	1,482	–	–
Other income	108	370	314	215	965

	12,178	13,801	14,459	12,054	12,986

Revenue from outside the operating activities
Proceeds from sale of fixed assets	262	171	525	192	159
Proceeds from sale of controlled entities and businesses	2,594	76	141	1,716	62
Proceeds from sale of other investments	246	2	3	40	2

	3,102	249	669	1,948	223

Total revenue	15,280	14,050	15,128	14,002	13,209

NOTE 3. INTEREST
Interest income
Loans	8,138	9,081	8,297	7,413	7,913
Deposits with other financial institutions	210	230	261	184	221
Investment securities	140	195	155	129	183
Trading securities	474	506	455	472	503
Regulatory deposits	8	29	32	8	29
Dividends on redeemable preference share finance	244	209	167	–	14
Controlled entities	–	–	–	743	516
Other	6	8	23	5	8

Total interest income	9,220	10,258	9,390	8,954	9,387

Interest expense
Current and term deposits	3,600	3,755	3,711	3,579	3,732
Deposits from other financial institutions	179	288	221	178	288
Debt issues	924	1,412	1,052	715	880
Public borrowings by controlled entity borrowing corporations	152	345	338	–	–
Loan capital	201	351	270	201	351
Controlled entities	–	–	–	756	879
Other	18	56	129	16	47

Total interest expense	5,074	6,207	5,721	5,445	6,177

NOTE 4. NON-INTEREST INCOME

	Consolidated			Parent Entity
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m

Fees and commissions received
Lending fees (loan and risk)	737	682	584	734	680
Transaction fees and commissions received	1,284	1,191	1,012	1,255	1,164
Service and management fees	7	5	5	91	34
Other non-risk fee income[1]	238	212	231	313	248

Total fees and commissions received	2,266	2,090	1,832	2,393	2,126

Fees and commissions paid	(560)	(485)	(338)	(547)	(473)

Proceeds from sale of assets[2]
Fixed assets	262	171	525	192	159
Investment securities	492	508	1,441	492	508
Controlled entities and businesses[3]	2,594	76	141	1,716	62
Other investments	246	2	3	40	2

Total proceeds from sale of assets	3,594	757	2,110	2,440	731

Carrying value of assets sold[2]
Fixed assets	(232)	(167)	(493)	(138)	(156)
Investment securities	(491)	(507)	(1,437)	(491)	(508)
Controlled entities and businesses[3]	(1,843)	(43)	(140)	(978)	(31)
Other investments	(194)	(2)	(1)	(37)	(2)

Total carrying value of assets sold	(2,760)	(719)	(2,071)	(1,644)	(697)

Wealth management operating income
Wealth management revenue	92	575	1,482	–	–
Life insurance claims and change in policy liabilities	238	(51)	(915)	–	–

Total wealth management operating income	330	524	567	–	–

Other income[2]
Trading income:
Foreign exchange income	234	317	194	219	299
Trading securities	1	23	(21)	1	23
Other financial instruments	(12)	(66)	(29)	15	(53)
Rental income	10	11	8	3	2
General insurance commissions and premiums earned (net of claims)	71	48	46	11	17
Dividends from controlled entities[4]	–	–	–	153	540
Dividends from other entities	27	51	43	26	51
Cost of hedging overseas operations	(30)	(17)	(4)	(25)	(37)
Write-down in investment securites[5]	(199)	–	–	(199)	–
Other	6	3	77	11	123

Total other income	108	370	314	215	965

Total non-interest income	2,978	2,537	2,414	2,857	2,652

Wealth management operating income comprises:
Premium income and management fees[6]	301	260	297	–	–
Funds management income	223	193	162	–	–
Claims expenses (net of recoveries)	(84)	(85)	(97)	–	–
Investment revenue	(171)	(11)	895	–	–
Life insurance policy liabilities expense	328	40	(799)	–	–
Amortisation of business in force	(6)	(6)	(19)	–	–

Operating income	591	391	439	–	–
Change in excess of net embedded value over net assets of life insurance controlled entities before tax[7]	(261)	133	128	–	–

Total wealth management operating income	330	524	567	–	–

1
Includes $20 million received as profit on sale of housing loans pursuant to the securitisation program (2001 $26 million, 2000 $27 million).
2
Comparatives have been restated to be in line with current year disclosures.
3
The net profit on sale of shares in Australian Guarantee Corporation Limited and certain assets of Australian Guarantee Corporation (N.Z.) Limited was $751 million before tax and $754 million after a tax credit of $3 million.
4
During the year ended 30 September 2002, Westpac received $336 million (2001 $1,679 million) of dividends from controlled entities. The significant level of dividends received in 2001 was primarily due to Westpac's capital management initiatives. In 2001, $1,139 million of dividends received was determined to have been out of prior year retained earnings of controlled entities and was treated as a reduction in the carrying value of investment in controlled entities. In 2002 an additional amount of $183 million of the 2001 dividend, was identified as being out of prior year retained earnings of controlled entities and has been applied, in 2002, as a reduction in the carrying value of investment in controlled entities. The application of these amounts to the carrying value of investments in controlled entities reduced the recognised income for dividends from controlled entities to $153 million and $540 million in 2002 and 2001 respectively. The reduction in carrying value of investments in controlled entities reflects the Group's policy, prior to 1 October 2000, of revaluing investments in controlled entities to the Group's share of net assets plus unamortised goodwill relating to investments.
5
This amount includes a $149 million write-down associated with certain high yield investment securities, following a change in holding intention from hold-to-maturity to available-for-sale. This write-down reflects the securities recoverable amount over a shorter time horizon reflecting their available-for-sale status.
6
Includes a charge of $47 million (2001 charge of $41 million, 2000 credit of $68 million) in respect of income tax on policyholders' earnings.
7
The charge of $261 million in 2002 is related to the restructure of Westpac's wealth management business, and is partially offset by the reinstatement of deferred acquisition costs of $119 million following the change in accounting policy relating to wealth management acquisition costs (refer to note 1 (h)vii). The deferred acquisition costs have been included in "Life insurance policy liabilities" in accordance with AASB 1038 where they relate to Westpac's life business, and "deferred expenditure" (refer note 18) where they relate to Westpac's funds management business. The net charge to the Group of the change in wealth management accounting is $142 million before tax.

NOTE 5. OPERATING EXPENSES

	Consolidated			Parent Entity
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m

Salaries and other staff expenses
Salaries and wages	1,226	1,287	1,385	1,064	1,078
Provision for employee entitlements	114	117	124	99	98
Superannuation contributions	5	3	2	5	2
Superannuation prepayment adjustment[1]	245	20	3	245	20
Payroll tax	70	74	80	58	64
Fringe benefits tax	30	36	43	28	32
Restructuring costs[2]	45	72	45	42	60
Other	94	135	133	144	174

Total salaries and other staff expenses	1,829	1,744	1,815	1,685	1,528

Equipment and occupancy expenses
Operating lease rentals	245	282	250	258	282
Depreciation and amortisation:
Premises	4	11	8	2	4
Leasehold improvements	29	31	30	21	23
Furniture and equipment	54	49	43	46	40
Technology	66	67	96	59	58
Computer software	120	137	92	109	106
Equipment repairs and maintenance	44	55	64	40	53
Electricity, water and rates	7	5	17	4	4
Land tax	1	2	3	1	2
Restructuring costs[2]	6	–	–	6	–
Other	13	9	29	9	5

Total equipment and occupancy expenses	589	648	632	555	577

Other expenses
Amortisation of goodwill (note 1 (e)x)	100	98	98	95	94
Amortisation of deferred expenditure (note 18)	27	22	14	22	18
Non-lending losses	77	58	36	75	56
Consultancy fees, computer software maintenance and other professional services[3]	499	456	355	436	418
Stationery	86	91	99	72	71
Postage and freight	107	74	96	93	93
Telecommunication costs[3]	237	176	108	224	101
Insurance	12	11	11	12	11
Advertising	69	89	104	67	80
Transaction taxes	4	10	11	4	5
Training	19	15	22	18	14
Travel	48	51	53	43	46
Outsourcing start up costs[4]	136	–	–	136	–
Restructuring costs[2]	86	–	–	86	–
Other	70	27	49	206	209

Total other expenses	1,577	1,178	1,056	1,589	1,216

Total non-interest expenses	3,995	3,570	3,503	3,829	3,321

1
Includes a $221 million superannuation prepayment adjustment in 2002 relating to the adoption of the principles of IAS 19 (refer note 1 (h)vii).
2
Restructuring costs in 2002 include integration costs of $86 million relating to the restructure of the Group's wealth management business.
3
Includes expenses relating to the information technology outsourcing and telecommunications agreement. This treatment became effective from December 2000.
4
Includes $44 million in capitalised start up costs associated with Westpac's outsourcing agreements that have been written off effective 1 October 2001 (refer to note 1 (h)vii).

The fair value of options granted, and performance options and performance share rights to be granted, has been estimated as:

	Consolidated			Parent Entity
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m

Options (including performance options)	15	37	33	15	37
Performance share rights	33	–	–	33	–

Total	48	37	33	48	37

The fair value of options granted prior to 30 September 2002 has been estimated using a dividend adjusted Black-Scholes option pricing model assuming an average life of 6.5 years (2001 6.5 years, 2000 6.5 years), risk-free interest rate of 5.7% (2001 6.5%, 2000 5.0%), dividend yield of 4.3% (2001 4.2%, 2000 4.3%), volatility of 18% (2001 22%, 2000 25%) and a probability of performance for hurdled options of 85% (2001 85%, 2000 85%).

As set out in note 1 (h)ii, the fair value of performance options and performance share rights yet to be issued is based on the total value of long term incentives to be provided as part of the year end performance review, allocated on a predetermined value basis between performance options and performance share rights.

NOTE 6. INCOME TAX

	Consolidated			Parent Entity
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m

Reconciliation of income tax expense shown in the statement of financial performance with prima facie tax payable on pre-tax profit from ordinary activities
Profit from ordinary activities before income tax expense	2,668	2,585	2,378	2,179	2,320

Prima facie income tax based on the company tax rate of 30% (2001 34% and 2000 36%) in Australia	800	879	856	654	789
Add/(deduct) tax effect of permanent differences:
Change in tax rate[1]	–	1	26	–	(8)
Rebateable and exempt dividends	(127)	(97)	(88)	(108)	(208)
Tax losses not/(now) tax effected	69	(28)	(11)	69	(29)
Timing differences not/(now) tax effected	–	1	(34)	–	1
Life insurance:
Tax adjustment on policyholders' earnings[2]	(33)	(27)	44	–	–
Adjustment for life business tax rates	(25)	(19)	(42)	–	–
Change in excess of net market value over net assets of life insurance controlled entities	18	(16)	(16)	–	–
Gain on sale of controlled entities and businesses	(226)	–	–	(236)	–
Other non-assessable items	(47)	(30)	(82)	(52)	(22)
Other non-deductible items	44	29	65	40	27
Adjustment for overseas tax rates	19	(17)	(23)	11	(9)
Prior period adjustments	(24)	2	(36)	(30)	9
Other items	3	(1)	1	39	(31)

Total income tax expense attributable to profit from ordinary activities	471	677	660	387	519

Income tax analysis
Income tax expense attributable to profit from ordinary activities comprises:
Current income tax
Australia	771	674	529	593	459
Overseas	143	83	86	126	61

	914	757	615	719	520

Deferred income tax
Australia	(391)	(104)	66	(278)	(32)
Overseas	(28)	22	15	(24)	22

	(419)	(82)	81	(302)	(10)

(Over)/under provision in prior years
Australia	(20)	12	(37)	(24)	19
Overseas	(4)	(10)	1	(6)	(10)

	(24)	2	(36)	(30)	9

Total Australia	360	582	558	291	446

Total Overseas	111	95	102	96	73

Total income tax expense attributable to profit from ordinary activities	471	677	660	387	519

1
The company tax rate in Australia reduced from 34% to 30% effective for the Group for the year beginning 1 October 2001, and previously from 36% to 34% effective for the Group for the year beginning 1 October 2000. The net impact was based on when timing differences were expected to reverse.
2
In accordance with the requirements of AASB 1038, the Group's tax expense includes a credit of $47 million (2001 credit of $41 million, 2000 charge of $68 million) in respect of income tax on policyholders' earnings, $14 million (2001 $14 million, 2000 $24 million) of which is in the prima facie income tax above and the balance of $33 million (2001 $27 million, 2000 $44 million) shown here.

NOTE 7. DIVIDENDS AND DISTRIBUTIONS PROVIDED FOR OR PAID

	Consolidated			Parent Entity
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m

Ordinary dividends
Interim ordinary dividend paid:
Ordinary shares 34 cents per share; 2001 30 cents per share; 2000 26 cents per share (all fully franked at 30%, 30% and 34% respectively)	597	520	475	597	520
New Zealand Class shares 34 cents per share; 2001 30 cents per share; 2000 26 cents per share (all fully imputed)	18	16	13	–	–
Final ordinary dividend provided for:
Ordinary shares 36 cents per share; 2001 32 cents per share; 2000 28 cents per share (all fully franked at 30%, 30% and 34% respectively)	631	560	497	631	560
New Zealand Class shares 36 cents per share; 2001 32 cents per share; 2000 28 cents per share (all fully imputed)	20	17	15	–	–
(Over)/under provision of dividend in prior year	–	(7)	13	–	(7)

Total ordinary dividends provided for or paid	1,266	1,106	1,013	1,228	1,073

Distributions on other equity instruments
Distributions paid or provided for:
TOPrS	48	51	43	–	–
Convertible debenture	–	–	–	48	51
Perpetual capital notes	–	–	–	30	32

Total distributions on other equity instruments	48	51	43	78	83

Franking account balance
Franking account balance at the end of the financial year	104	2	(56)
Franking credits arising from payment of current income tax payable	466	353	180
Franking credits utilised for payment of proposed final dividend	(270)	(240)	(256)

Adjusted franking account balance at the end of the financial year	300	115	(132)

Under legislation that will be effective from 1 July 2002, the franking account is to be maintained on an Australian income tax paid basis rather than on Australian taxed profit basis as was previously the case. In accordance with this legislation, the franking account balances as at 30 June 2002 are converted so that the opening balances on 1 July 2002 reflects the Australian income tax paid amounts. Amounts debited to the franking account in respect of dividends paid after 30 June 2002 are the franking credits attaching to those dividends rather than the gross amount of the dividends. The 2002, 2001 and 2000 franking account balances disclosed above have been determined on an Australian income tax paid basis.

NOTE 8. EARNINGS PER ORDINARY SHARE

	Consolidated
	2002		2001		2000
	Basic	Diluted	Basic	Diluted	Basic	Diluted

Reconciliation of earnings used in the calculation of earnings per ordinary share ($million)
Net profit	2,197	2,197	1,908	1,908	1,718	1,718
Net profit attributable to outside equity interests	(5)	(5)	(5)	(5)	(3)	(3)
TOPrS distribution	(48)	(48)	(51)	(51)	(43)	(43)

Earnings	2,144	2,144	1,852	1,852	1,672	1,672

Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	1,812	1,812	1,801	1,801	1,883	1,883
Potential dilutive adjustment:
Exercise of options	–	7	–	8	–	8

Total weighted average number of ordinary shares	1,812	1,819	1,801	1,809	1,883	1,891

Earnings per ordinary share (cents)	118.3	117.9	102.8	102.4	88.8	88.4

During the year, 9,742,767 options were converted to ordinary shares. The diluted earnings per share calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion. The estimated weighted average number included is 1,774,778.

The exercise prices of all options are included in note 25. In determining diluted earnings per share, options with an exercise price greater than the market price of Westpac shares on 30 September 2002 have not been included, as these are not considered dilutive.

Subsequent to year-end, 155,000 options were granted to employees under the General Management Share Option Plan and the Senior Officers' Share Purchase Scheme. These options have not been included in the determination of diluted earnings per share.

Information concerning the classification of securities

New Zealand Class shares

New Zealand Class shares are considered to be akin to Westpac ordinary shares and have been classified as ordinary shares and included in the determination of basic earnings per share. Details relating to New Zealand Class shares are set out in note 25.

Options

Options granted to employees under the General Management Share Option Plan, Senior Officers' Share Purchase Scheme and Chief Executive Share Option Agreement are considered to be potentially ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to options are set out in note 25.

Partly Paid Ordinary shares

To the extent that only fully paid ordinary shares qualify for payment of dividends, partly paid ordinary shares are treated as the equivalent of options to acquire ordinary shares and are included as potential ordinary shares in the determination of diluted earnings per share. Details relating to partly paid ordinary shares are set out in note 25.

TOPrS

TOPrS are included in equity but are not considered ordinary or potential ordinary shares for the purposes of determining reported basic and diluted earnings per share. TOPrS may convert into a fixed number of non-cumulative preference shares on the occurrence of certain events or after 50 years from date of issue, with the same distribution entitlements as the TOPrS. These non-cumulative preference shares would be classed as a separate category of ordinary shares for the purposes of determining earnings per share and would not have a dilutive impact on the reported earnings per share of the existing ordinary shares.

NOTE 9. DUE FROM OTHER FINANCIAL INSTITUTIONS

	Consolidated		Parent Entity
	2002 $m	2001 $m	2002 $m	2001 $m

Australia
Interest earning	3,285	2,233	1,883	2,229
Non-interest earning	16	688	15	472

Total Australia	3,301	2,921	1,898	2,701

Overseas
Interest earning	1,813	1,862	1,524	1,729
Non-interest earning	128	311	121	308

Total Overseas	1,941	2,173	1,645	2,037

Total due from other financial institutions	5,242	5,094	3,543	4,738

NOTE 10. TRADING SECURITIES

	Consolidated		Parent Entity
	2002 $m	2001 $m	2002 $m	2001 $m

Listed
Australian public securities:
Commonwealth securities	1,710	537	1,710	537
Semi-government securities	3,567	3,178	3,567	3,178
Australian equity securities	680	747	680	747
Australian debt securities	26	144	26	144
Overseas public securities	1,002	1,372	1,002	1,372
Overseas debt securities	205	94	205	94

Total listed securities	7,190	6,072	7,190	6,072

Unlisted
Australian public securities:
Treasury notes	592	1,393	592	1,393
Semi-government securities	1	9	1	9
Australian debt securities	2,042	2,574	2,042	2,574
Overseas debt securities	818	581	818	581

Total unlisted securities	3,453	4,557	3,453	4,557

Total trading securities	10,643	10,629	10,643	10,629

As at 30 September 2002, the Group trading securities include $42 million in unrealised gains (2001 $110 million unrealised gains).

NOTE 11. INVESTMENT SECURITIES

	Consolidated				Parent Entity
	2002		2001		2002		2001
	Book Value $m	Market Value $m	Book Value $m	Market Value $m	Book Value $m	Market Value $m	Book Value $m	Market Value $m

Listed
Overseas public securities	6	6	6	6	6	6	6	6
Overseas debt securities[1]	1,076	984	1,504	1,435	1,076	984	1,504	1,435

Total listed securities	1,082	990	1,510	1,441	1,082	990	1,510	1,441

Unlisted
Australian debt securities:
Mortgage backed securities	832	832	567	568	832	832	567	568
Other debt securities	132	137	257	260	130	135	257	260
Overseas public securities[1]	116	116	131	131	45	45	39	39
Overseas debt securities[1]	1,151	1,141	495	414	334	324	494	414

Total unlisted securities	2,231	2,226	1,450	1,373	1,341	1,336	1,357	1,281

Total investment securities	3,313	3,216	2,960	2,814	2,423	2,326	2,867	2,722

1
Includes write-downs of $199 million in 2002 in relation to a portfolio of high yield investment securities, including $149 million reflecting a change in the portfolio's status from hold-to-maturity to available-for-sale.

Other than securities issued by Australian Commonwealth or state governments, the Group held no trading and investment securities of a single issuer, the book value of which, in aggregate, exceeded 10% of total equity.

	Within 1 year $m	Over 1 year to 5 years $m	Over 5 years to 10 years $m	Over 10 years $m	Total $m

Maturities of the Group's investment securities are as follows:
2002 Book value
Australian debt securities:
Mortgage backed securities	51	666	115	–	832
Other debt securities	–	112	20	–	132
Overseas public securities	113	6	3	–	122
Overseas debt securities	124	1,596	478	29	2,227

Total book value by maturity	288	2,380	616	29	3,313

Total market value by maturity	286	2,336	564	30	3,216

2001 Book value
Australian debt securities:
Mortgage backed securities	–	495	72	–	567
Other debt securities	37	167	36	17	257
Overseas public securities	137	–	–	–	137
Overseas debt securities	120	872	953	54	1,999

Total book value by maturity	294	1,534	1,061	71	2,960

Total market value by maturity	294	1,517	935	68	2,814

The following table provides an analysis of the difference between book value (lower of amortised cost and recoverable amount) and market value of the Group's investment securities at 30 September:

	2002				2001
	Book Value $m	Unrealised Gains $m	Unrealised Losses $m	Market Value $m	Book Value $m	Unrealised Gains $m	Unrealised Losses $m	Market Value $m

Listed
Overseas public securities	6	–	–	6	6	–	–	6
Overseas debt securities	1,076	–	(92)	984	1,504	2	(71)	1,435

Total listed securities	1,082	–	(92)	990	1,510	2	(71)	1,441

Unlisted
Australian debt securities:
Mortgage backed securities	832	–	–	832	567	1	–	568
Other debt securities	132	5	–	137	257	3	–	260
Overseas public securities	116	–	–	116	131	–	–	131
Overseas debt securities	1,151	–	(10)	1,141	495	–	(81)	414

Total unlisted securities	2,231	5	(10)	2,226	1,450	4	(81)	1,373

Total listed and unlisted securities	3,313	5	(102)	3,216	2,960	6	(152)	2,814

	2002 $m	2001 $m	2000 $m

Details of sales of investment securities during the year were as follows:
Proceeds from sales	492	508	1,441
Gross gains realised on sales	1	5	4

The following table shows the weighted-average carrying yield for each range of investment securities as at 30 September 2002.
There are no tax-exempt securities.

	Within 1 year %	Over 1 year to 5 years %	Over 5 years to 10 years %	Over 10 years %	Total %

Australian debt securities:
Mortgage backed securities	4.0%	4.9%	5.3%	–	4.8%
Other debt securities	6.2%	6.6%	0.0%	–	6.3%
Overseas public securities	8.9%	0.0%	–	–	8.4%
Overseas debt securities	3.4%	3.8%	3.6%	2.7%	3.7%

Total investment securities	5.3%	4.3%	3.7%	2.7%	4.3%

NOTE 12. LOANS

	Consolidated		Parent Entity
	2002 $m	2001 $m	2002 $m	2001 $m

Loans are classified based on the location of the lending office.
Australia
Overdrafts	3,007	3,488	3,007	3,488
Credit card outstandings	4,131	5,631	4,131	3,871
Overnight and at call money market loans	306	305	306	305
Own acceptances discounted	13,025	3,270	12,803	3,056
Term loans:
Housing	60,445	53,877	60,445	53,876
Non-housing	23,815	24,164	23,829	18,090
Finance leases	863	1,770	741	482
Investments in leveraged lease and equity lease partnerships	8	202	8	202
Other	2,202	3,209	2,038	1,983

Total Australia	107,802	95,916	107,308	85,353

New Zealand
Overdrafts	875	855	875	855
Credit card outstandings	712	778	634	549
Overnight and at call money market loans	854	657	854	657
Term loans:
Housing	12,219	10,968	11,680	10,347
Non-housing	7,330	6,734	7,320	6,257
Finance leases	–	27	–	–
Redeemable preference share finance	3,777	2,792	–	–
Other	749	933	614	769

Total New Zealand	26,516	23,744	21,977	19,434
Other Overseas	2,986	4,191	2,586	3,760

Total Overseas	29,502	27,935	24,563	23,194

Total loans (net of unearned income)	137,304	123,851	131,871	108,547
Provisions for bad and doubtful debts (note 13)	(1,434)	(1,601)	(1,367)	(1,333)

Total net loans	135,870	122,250	130,504	107,214

Securitisation of loans

To 30 September 2002 the Group had securitised assets amounting to $12,810 million (2001 $10,338 million) via the Westpac Securitisation Trust program (WST program) and various private placements including the Home Loan Trust program (together "the programs"). Outstanding securitised assets totalled $4,318 million as at 30 September 2002 (2001 $3,606 million).

The securities issued by the WST program and units issued by the HLT program do not represent deposits or other liabilities of Westpac or the Group. Neither Westpac nor the Group in any way stands behind the capital value or performance of the securities or the assets of the programs except to the limited extent provided in the transaction documents for the programs through the provision of arms length services and facilities (refer note 1 (h)iv). The Group does not guarantee the payment of interest or the repayment of principal due on the securities or units. The Group is not obliged to support any losses that may be suffered by the investors and does not intend to provide such support. The Group has no obligation to repurchase any securitised loans, other than in certain circumstances (excluding loan impairment) where there is a breach of representation or warranty within 120 days of the initial sale. Repurchases of securitised loans may also occur when the loan ceases to conform with the terms and conditions of the securitisation programs or through the program's clean up features where any repurchase is conducted at market terms and conditions to a maximum of 10% of the securitised program's initial value.

Loss and delinquency amounts for housing loans1

	Consolidated
	30 September 2002			30 September 2001
	Total Principal Amount $m	Delinquent Principal $m	Total Credit Losses (net of recoveries) $m	Total Principal Amount $m	Delinquent Principal $m	Total Credit Losses (net recoveries) $m

Housing loans held in portfolio[2]	73,076	228	20	65,075	285	3
Housing loans securitised	4,318	–	–	3,606	–	–

Total housing loans managed	77,394	228	20	68,681	285	3

1
Delinquent housing loans are where contractual payments are greater than 60 days in arrears.
2
There are currently no housing loans that have been identified as being held for sale or securitisation.

	Consolidated
	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m

Loans by type of customer
Australia
Government and other public authorities	205	575	544	284	328
Agriculture, forestry and fishing[1]	1,523	1,335	1,587	1,642	1,077
Commercial and financia1[2]	15,505	20,802	20,235	20,744	16,811
Real estate – construction	936	817	789	1,158	1,634
Real estate – mortgage[1]	60,445	53,877	47,844	40,544	38,911
Instalment loans and other personal lending[1]	15,354	12,906	10,996	9,001	6,816

Subtotal	93,968	90,312	81,995	73,373	65,577
Lease financing	809	2,334	1,906	2,644	2,254
Own acceptances discounted	13,025	3,270	2,188	1,957	2,498

Total Australia	107,802	95,916	86,089	77,974	70,329

Overseas
Government and other public authorities	397	316	420	270	281
Agriculture, forestry and fishing[1]	1,970	1,858	1,352	1,419	1,652
Commercial and financial	12,261	11,657	8,888	6,972	8,589
Real estate – construction	386	229	152	132	217
Real estate – mortgage[1]	12,631	11,198	9,725	10,170	11,551
Instalment loans and other personal lending[1]	1,756	2,526	2,265	2,222	506

Subtotal	29,401	27,784	22,802	21,185	22,796
Lease financing	101	151	120	56	184
Own acceptances discounted	–	–	–	1	29

Total Overseas	29,502	27,935	22,922	21,242	23,009

Total loans (net of unearned income)	137,304	123,851	109,011	99,216	93,338
Provisions for bad and doubtful debts	(1,434)	(1,601)	(1,478)	(1,500)	(1,600)

Total net loans	135,870	122,250	107,533	97,716	91,738

1
Real estate mortgage loans and instalment loans and other personal lending include a total of $1.3 billion of personal lending to the agricultural sector (2001 $1.6 billion, 2000 $1.3 billion, 1999 $1.6 billion and 1998 $1.8 billion). In addition, $1.1 billion of finance had been provided to the agricultural sector (2001 $1.1 billion, 2000 $1.0 billion, 1999 $1.0 billion and 1998 $0.8 billion) in the form of acceptances which are excluded from the above table.
2
Some lending in the commercial and financial sectors in Australia is for the purpose of the financing of construction of real estate and land development projects which cannot be separately identified from other lending to these borrowers, given their conglomerate structure and activities. In these circumstances, the loans have been included in the commercial and financial category.

	Consolidated
	2002%	2001%	2000%	1999%	1998%

Percentage of loans in each customer category to total loans
Australia
Government and other public authorities	0.1	0.5	0.5	0.3	0.4
Agriculture, forestry and fishing	1.1	1.1	1.5	1.7	1.2
Commercial and financial	11.3	16.8	18.6	20.8	18.0
Real estate – construction	0.7	0.7	0.7	1.2	1.8
Real estate – mortgage	44.0	43.5	43.9	40.8	41.7
Instalment loans and other personal lending	11.2	10.4	10.1	9.1	7.3
Lease financing	0.6	1.9	1.7	2.7	2.4
Own acceptances discounted	9.5	2.6	2.0	2.0	2.7
Overseas	21.5	22.5	21.0	21.4	24.5

	100.0	100.0	100.0	100.0	100.0

	Within 1 year $m	1 to 5 years $m	Over 5 years $m	Total $m

Maturity distribution of loans by type of customer as at 30 September 2002[1]
By offices in Australia
Government and other public authorities	38	89	78	205
Agriculture, forestry and fishing	293	303	927	1,523
Commercial and financial	5,374	3,890	6,241	15,505
Real estate – construction	237	376	323	936
Real estate – mortgage	855	7,156	52,434	60,445
Instalment loans and other personal lending	4,615	2,422	8,317	15,354
Lease financing	202	511	96	809
Own acceptances discounted	13,025	–	–	13,025

Total Australia	24,639	14,747	68,416	107,802
Total Overseas	11,828	11,548	6,126	29,502

Total loans (net of unearned income)	36,467	26,295	74,542	137,304

	Within 1 year $m	1 to 5 years $m	Over 5 years $m	Total $m

Maturity distribution of loans by type of customer as at 30 September 2001[1]
By offices in Australia
Government and other public authorities	299	141	135	575
Agriculture, forestry and fishing	479	182	674	1,335
Commercial and financial	9,681	7,623	3,498	20,802
Real estate – construction	368	206	243	817
Real estate – mortgage	850	4,673	48,354	53,877
Instalment loans and other personal lending	6,068	2,198	4,640	12,906
Lease financing	355	1,919	60	2,334
Own acceptances discounted	3,270	–	–	3,270

Total Australia	21,370	16,942	57,604	95,916
Total Overseas	12,158	10,274	5,503	27,935

Total loans (net of unearned income)	33,528	27,216	63,107	123,851

1
The maturity analysis is based on contractual terms.

	Consolidated
	2002			2001
	Loans at Variable Interest Rates $m	Loans at Fixed Interest Rates $m	Total $m	Loans at Variable Interest Rates $m	Loans at Fixed Interest Rates $m	Total $m

Interest rate segmentation of Group loans maturing after one year
By offices in Australia	68,898	14,265	83,163	58,390	16,156	74,546
By offices Overseas	7,389	10,285	17,674	7,014	8,763	15,777

Total loans maturing after one year	76,287	24,550	100,837	65,404	24,919	90,323

NOTE 13. PROVISIONS FOR BAD AND DOUBTFUL DEBTS

	Consolidated			Parent Entity
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m

General provision
Balance at beginning of year	1,294	1,212	1,170	1,072	1,049
Charge to net profit	461	433	202	358	221
Transfer (to)/from specific provisions	(172)	(113)	28	(164)	(85)
Recoveries of debts previously written off	84	102	90	67	60
Write-offs	(379)	(356)	(271)	(240)	(184)
Provisions of controlled entities/businesses acquired/(disposed)	(133)	3	–	–	–
Exchange rate and other adjustments	7	13	(7)	7	11

Balance at year end[1]	1,162	1,294	1,212	1,100	1,072

Specific provisions
Balance at beginning of year	307	266	330	261	240
Transfer from/(to) general provision comprising:
New specific provisions	303	223	75	293	191
Specific provisions no longer required	(131)	(110)	(103)	(129)	(106)

	172	113	(28)	164	85
Write-offs	(162)	(86)	(59)	(153)	(78)
Provisions of controlled entities/businesses acquired/(disposed)	(32)	2	(2)	–	–
Exchange rate and other adjustments	(13)	12	25	(5)	14

Balance at year end	272	307	266	267	261

Total provisions for bad and doubtful debts	1,434	1,601	1,478	1,367	1,333

1
Includes provision for off-balance sheet credit related commitments: Group $207 million (2001 $161 million, 2000 $186 million); Westpac $198 million (2001 $141 million).

The 2002 charge to net profit of $461 million represents a 6% increase from the 2001 charge of $433 million which, in turn, was up 114% from 2000. The coverage ratio of total provisions (specific and general) to total impaired assets at 30 September 2002 increased to 211% from 177% at 30 September 2001 and was 249% at 30 September 2000.

	Consolidated
	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m

Specific provision by type of customer
Australia
Agriculture, forestry and fishing	1	3	4	7	28
Commercial and financial	96	143	97	102	92
Real estate – construction	3	1	2	3	20
Real estate – mortgage	1	3	2	4	14
Instalment loans and personal lending	5	21	19	34	31

Total Australia	106	171	124	150	185

New Zealand
Agriculture, forestry and fishing	–	1	2	5	–
Commercial and financial	7	7	–	18	–
Real estate – mortgage	–	9	7	–	37
Instalment loans and other personal lending	6	15	13	9	6

Total New Zealand	13	32	22	32	43

Other Overseas
Government and other public authorities	–	–	24	20	–
Agriculture, forestry and fishing	1	2	4	3	2
Commercial and financial	149	98	90	124	123
Real estate – construction	–	1	–	1	2
Real estate – mortgage	1	1	–	–	–
Instalment loans and other personal lending	2	2	2	–	7

Total Other Overseas	153	104	120	148	134

Total Overseas	166	136	142	180	177

Total specific provisions	272	307	266	330	362

The following tables show the movements in the balance of provisions for bad and doubtful debts, details of loans written off and recoveries of loans written off by type of customer and geographic category for the past five years:

	Consolidated
	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m

Balance of provisions for bad and doubtful debts (specific and general) at beginning of year	1,601	1,478	1,500	1,600	1,588
Net write-offs and recoveries	(457)	(340)	(240)	(227)	(222)
Charge to operating profit	461	433	202	171	168
Provisions of controlled entities/businesses acquired/(disposed)	(165)	5	(2)	(24)	77
Exchange rate and other adjustments	(6)	25	18	(20)	(11)

Balance of provisions for bad and doubtful debts at year end	1,434	1,601	1,478	1,500	1,600

Write-offs and recoveries
Write-offs
Australia
Agriculture, forestry and fishing	(2)	–	(1)	–	(7)
Commercial and financial[1]	(148)	(70)	(41)	(38)	(45)
Real estate – construction	(1)	(1)	(2)	(2)	(4)
Real estate – mortgage	(11)	(3)	(2)	–	(2)
Instalment loans and other personal lending	(294)	(303)	(194)	(203)	(193)

Total Australia	(456)	(377)	(240)	(243)	(251)

New Zealand
Agriculture, forestry and fishing	–	–	–	(4)	–
Commercial and financial[1]	(2)	(1)	–	(8)	–
Real estate – mortgage	(9)	–	–	(3)	(38)
Instalment loans and other personal lending	(49)	(53)	(43)	(29)	(6)

Total New Zealand	(60)	(54)	(43)	(44)	(44)

Total Other Overseas	(25)	(11)	(47)	(15)	(16)

Total write-offs	(541)	(442)	(330)	(302)	(311)

Recoveries
Australia
Agriculture, forestry and fishing	–	–	–	–	6
Commercial and financial[1]	7	12	3	5	19
Real estate – construction	–	–	–	–	1
Real estate – mortgage	–	–	2	–	–
Instalment loans and other personal lending	63	62	68	55	53

Australia	70	74	73	60	79

New Zealand	11	19	10	11	8
Other Overseas	3	9	7	4	2

Total recoveries	84	102	90	75	89

Net write-offs and recoveries	(457)	(340)	(240)	(227)	(222)

1
Lease finance write-offs and recoveries, which are not significant, are included in the "Commercial and financial" category.

NOTE 14. IMPAIRED ASSETS

	Consolidated
	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m

Australia
Non-accrual assets
Gross	300	540	291	347	457
Specific provisions	(105)	(163)	(115)	(149)	(176)

Net	195	377	176	198	281
Restructured loans
Gross	3	29	34	13	39
Specific provisions	(1)	(8)	(9)	(1)	(9)

Net	2	21	25	12	30

Net Australian impaired assets	197	398	201	210	311

New Zealand
Non-accrual assets
Gross	79	119	95	100	121
Specific provisions	(13)	(32)	(22)	(32)	(42)

Net	66	87	73	68	79
Restructured loans
Gross	–	1	16	1	8
Specific provisions	–	–	–	–	(1)

Net	–	1	16	1	7

Net New Zealand impaired assets	66	88	89	69	86

Other Overseas
Non-accrual assets
Gross	269	207	146	172	206
Specific provisions	(148)	(104)	(118)	(144)	(130)

Net	121	103	28	28	76
Restructured loans
Gross	28	6	11	11	21
Specific provisions	(5)	–	(2)	(4)	(4)

Net	23	6	9	7	17

Net Other Overseas impaired assets	144	109	37	35	93

Total net impaired assets[1]	407	595	327	314	490

Accruing items past due 90 days (with adequate security)
Australia	116	147	154	156	181
New Zealand	213	255	40	30	66
Other Overseas	6	9	11	4	105

Total	335	411	205	190	352

Interest received for the year on the above non-accrual and restructured assets is:
Australia	5	6	7	16	15
New Zealand	4	5	6	5	6
Other Overseas	7	9	9	1	1

Total	16	20	22	22	22

Interest forgone for the year on the above non-accrual and restructured assets is estimated at:
Australia	38	23	19	38	54
New Zealand	3	10	8	1	8
Other Overseas	6	4	3	1	2

Total	47	37	30	40	64

1
Includes impaired items in respect of derivative financial instruments and unrecognised contingent commitments of $32 million (2001 $122 million, 2000 $17 million, 1999 $16 million and 1998 $36 million).

NOTE 15. GOODWILL

	Consolidated		Parent Entity
	2002 $m	2001 $m	2002 $m	2001 $m

At cost[1]	2,340	1,978	1,928	1,902
Accumulated amortisation	586	477	540	439

Total goodwill	1,754	1,501	1,388	1,463

1
The increase in 2002 includes $330 million goodwill relating to the purchase of Rothschild Australia Asset Management Limited on 1 June 2002 and the effect of foreign exchange translation.

NOTE 16. FIXED ASSETS

	Consolidated		Parent Entity
	2002 $m	2001 $m	2002 $m	2001 $m

Premises and sites (note 1 (e)ix)
At cost[1]	168	302	85	163
Accumulated depreciation	(20)	(28)	(8)	(12)

Net premises and sites	148	274	77	151

Leasehold improvements
At cost	263	263	171	190
Accumulated amortisation	(135)	(124)	(87)	(88)

Net leasehold improvements	128	139	84	102

Furniture, equipment and computer software
At cost	1,430	1,535	1,304	1,283
Accumulated depreciation and amortisation	(891)	(914)	(804)	(760)

Net furniture, equipment and computer software[2]	539	621	500	523

Total fixed assets	815	1,034	661	776

1
In July 2001, an independent valuation of premises and sites was undertaken. Based on these valuations, and allowing for subsequent acquisitions and disposals, the value of premises and sites held at 30 September 2002 is $161 million (30 September 2001 $297 million).

2
Includes computer software of $232 million (2001 $312 million) net of accumulated amortisation.

	Consolidated		Parent Entity
	2002 $m	2001 $m	2002 $m	2001 $m

Reconciliations
Reconciliations of the carrying amount for each class of fixed assets are set out below:
Premises and sites
Carrying amount at the beginning of the year	274	380	151	220
Additions	5	16	4	19
Disposals	(132)	(115)	(75)	(90)
Recoverable amount write downs	–	(3)	–	(1)
Depreciation expense	(4)	(11)	(2)	(4)
Foreign currency exchange differences	5	7	(1)	7

Carrying amount at year end	148	274	77	151

Leasehold improvements
Carrying amount at the beginning of the year	139	130	102	107
Additions	29	46	15	25
Disposals	(19)	(9)	(13)	(8)
Disposals through sale of entity	(1)	–	–	–
Depreciation expense	(29)	(31)	(21)	(23)
Foreign currency exchange differences	9	3	1	1

Carrying amount at year end	128	139	84	102

Furniture, equipment and computer software
Carrying amount at the beginning of the year	621	665	523	537
Additions	250	237	239	241
Disposals	(81)	(43)	(50)	(57)
Disposals through sale of entity	(28)	–	–	–
Additions through acquisition of entity	4	12	–	–
Recoverable amount write downs	–	1	–	–
Depreciation and amortisation expense	(240)	(253)	(214)	(204)
Foreign currency exchange differences	13	2	2	6

Carrying amount at year end	539	621	500	523

Total fixed assets	815	1,034	661	776

NOTE 17. DEFERRED TAX ASSETS

	Consolidated		Parent Entity
	2002 $m	2001 $m	2002 $m	2001 $m

Future income tax benefits	587	441	540	368

Future income tax benefits comprise:
Provision for bad and doubtful debts	402	474	399	407
Provision for employee entitlements	94	91	91	82
Treasury/financial markets products	(117)	(189)	(126)	(189)
Depreciation	20	16	14	7
Tax losses	101	100	91	95
Other timing differences	87	(51)	71	(34)

Total deferred tax assets	587	441	540	368

Potential future income tax benefits not brought to account as realisation is not considered virtually certain:
Related to losses	114	44	118	36
Other	28	34	28	33

Total future income tax benefit not brought to account	142	78	146	69

The potential future income tax benefits related to losses will only be obtained if:

(i)
the Group or relevant entity derives future assessable income of a nature and amount sufficient to enable the benefits from the deductions for the losses to be realised;

(ii)
the Group or relevant entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iii)
no changes in tax legislation adversely affect the Group or relevant entity in realising the benefits from the deductions for the losses.

NOTE 18. OTHER ASSETS

	Consolidated		Parent Entity
	2002 $m	2001 $m	2002 $m	2001 $m

Accrued interest receivable	658	620	561	532
Securities purchased under agreements to resell	285	283	285	275
Securities sold not delivered	3,432	4,179	3,431	4,179
Other financial markets assets[1]	12,413	14,120	12,413	14,120
Deferred expenditure (after accumulated amortisation of $57m, 2001 $32m)[2]	162	230	158	186
Prepayment of superannuation fund contributions[3]	467	791	467	720
Other investments	77	166	53	77
Excess of net market value of a controlled entity over recognised net assets[4]	–	261	–	–
Deferred acquisition costs (after accumulated amortisation of $4m, 2001 $2m)[5]	86	28	–	–
Other	755	645	438	490

Total other assets	18,335	21,323	17,806	20,579

1
Other financial market assets primarily represent the positive fair value of trading derivative financial instruments.
2
Carrying value at 1 October 2001 relating to the capitalised start-up costs of $44 million was expensed in the statement of financial performance (refer note 1 (h)vii).
3
The carrying value of the prepaid superannuation asset has been written down by $221 million in 2002 due to a change in accounting policy (refer note 1 (h)vii and note 5).
4
The accumulated excess of net market value of a controlled entity over recognised net assets, has been reversed in the current year due to the restructure of the wealth management business. A net charge of $261 million has been recognised in the statement of financial performance in 2002 (refer note 4).
5
Deferred acquisition costs includes $38 million relating to a change in accounting policy for wealth management acquisition costs for the funds management business (refer to note 1 (h)vii and note 4).

NOTE 19. DUE TO OTHER FINANCIAL INSTITUTIONS

	Consolidated		Parent Entity
	2002 $m	2001 $m	2002 $m	2001 $m

Australia
Interest bearing	1,753	1,533	1,753	1,533
Non-interest bearing	555	502	532	502

Total Australia	2,308	2,035	2,285	2,035

Overseas
Interest bearing	2,115	3,752	2,115	3,749
Non-interest bearing	308	167	308	167

Total Overseas	2,423	3,919	2,423	3,916

Total due to other financial institutions	4,731	5,954	4,708	5,951

NOTE 20. DEPOSITS AND PUBLIC BORROWINGS

	Consolidated		Parent Entity
	2002 $m	2001 $m	2002 $m	2001 $m

Deposits
Australia
Non-interest bearing, repayable at call	3,611	3,666	3,611	3,666
Certificates of deposit	15,525	4,137	15,525	4,137
Other interest bearing:
At call	45,124	39,479	45,090	39,629
Term	17,701	15,828	17,701	15,828

Total Australia	81,961	63,110	81,927	63,260

New Zealand
Non-interest bearing, repayable at call	874	847	874	847
Certificates of deposit	2,908	2,679	2,908	2,679
Other interest bearing:
At call	7,039	5,703	7,039	5,703
Term	8,279	8,136	8,279	8,136

Total New Zealand	19,100	17,365	19,100	17,365

Other Overseas
Non-interest bearing, repayable at call	234	201	156	123
Certificates of deposit	2,515	3,983	2,515	3,983
Other interest bearing:
At call	487	489	331	300
Term	6,465	5,295	6,342	5,149

Total Other Overseas	9,701	9,968	9,344	9,555

Total Overseas	28,801	27,333	28,444	26,920

Total deposits	110,762	90,443	110,371	90,180

Public borrowings by controlled entity borrowing corporations
Australia[1]
Secured	–	3,695	–	–
Unsecured	–	2,015	–	–

Total Australia	–	5,710	–	–

Overseas
Secured[2]	1	4	–	–

Total public borrowings by controlled entity borrowing corporations	1	5,714	–	–

Total deposits and public borrowings	110,763	96,157	110,371	90,180

1
The 2001 amounts, in Australia, were in respect of Australian Guarantee Corporation Limited which was sold on 31 May 2002.
2
Secured borrowings relate to Augusta (1962) Limited (formerly Australian Guarantee Corporation (N.Z.) Limited) and are secured by a fixed charge over the deposit funds of that company.

	Consolidated
	2002		2001		2000
	Average Balance $m	Average Rate %	Average Balance $m	Average Rate %	Average Balance $m	Average Rate %

Average balances and interest rates in each of the past three years for major categories of deposits were:
Australia
Non-interest bearing	3,502	–	3,462	–	3,320	–
Other interest bearing demand	38,744	2.9	33,308	3.4	28,837	3.3
Certificates of deposit	14,600	4.5	4,352	6.2	6,578	5.8
Other interest bearing term	19,430	4.1	18,647	5.4	18,327	5.3

Total Australia	76,276		59,769		57,062

Overseas
Non-interest bearing	1,016	–	945	–	990	–
Other interest bearing demand	5,341	2.2	4,846	3.1	4,584	2.7
Certificates of deposit	6,159	4.0	6,011	6.0	6,123	6.0
Other interest bearing term	15,371	4.4	14,128	6.0	15,006	6.0

Total Overseas	27,887		25,930		26,703

Certificates of deposits issued by Westpac in Australia represent negotiable certificates of deposits and transferable certificates of deposits. Negotiable certificates of deposits are negotiable securities with minimum denominations of $50,000 and are normally issued with terms to maturity of 30 days to 1 year. Transferable certificates of deposits are longer-term fixed rate instruments with minimum denominations of $100,000 and are normally issued with terms to maturity of 3 to 5 years. At 30 September 2002 negotiable certificates of deposits on issue totalled $13.8 billion (2001 $3.2 billion, 2000 $5.2 billion) and transferable certificates of deposits on issue totalled $1.6 billion (2001 $0.9 billion, 2000 $0.7 billion).

Certificates of deposits issued by Westpac in New Zealand are registered certificate of deposits, there are no minimum denominations and are normally issued with terms to maturity of up to 1 year. At 30 September 2002, the total amount of certificates of deposit greater than US$100,000 is A$2.9 billion (2001 A$2.7 billion).

Other overseas certificates of deposits issued by Westpac principally consist of US dollar certificates of deposits issued by the New York branch. The US dollar certificates of deposits are usually fixed rate instruments with minimum denominations of US$100,000 and are generally issued for terms of 1 to 13 months. At 30 September 2002, the total amount of certificates of deposit greater than US$100,000 is A$2.5 billion (2001 A$4.0 billion).

Other interest bearing deposits principally comprise interest bearing cheque and savings accounts and call and time deposits obtained through and administered by Westpac's branch network.

Maturity profile of Australian certificates of deposits greater than USD 100,000

	Consolidated
	Less than 3 months $m	Over 3 months to 6 months $m	Over 6 months to 1 year $m	Over 1 year $m	Total $m

2002
Certificates of deposit greater than US$100,000	13,965	1,264	235	31	15,495
2001
Certificates of deposit greater than US$100,000	1,149	1,426	703	859	4,137

NOTE 21. TAX LIABILITIES

	Consolidated		Parent Entity
	2002 $m	2001 $m	2002 $m	2001 $m

Current income tax liability	537	303	577	315
Deferred income tax liability	80	403	94	271

Total tax liabilities	617	706	671	586

Deferred income tax liability comprises:
Leveraged lease transactions	13	94	13	94
Finance lease transactions	24	77	18	39
Treasury/financial markets products	(48)	44	7	42
Depreciation	(11)	13	(13)	6
Other timing differences	102	175	69	90

Total deferred income tax liability	80	403	94	271

NOTE 22. PROVISIONS

	Consolidated		Parent Entity
	2002 $m	2001 $m	2002 $m	2001 $m

Proposed dividends	651	577	631	560
Distributions on other equity instruments	–	13	–	–
Long service leave	148	146	144	134
Annual leave and other staff benefits	150	148	145	136
Non-lending losses	35	21	29	21
Leasehold premises	14	109	14	109
Restructuring provisions	95	22	86	24
Other	–	2	–	–

Total provisions	1,093	1,038	1,049	984

NOTE 23. OTHER LIABILITIES

	Consolidated		Parent Entity
	2002 $m	2001 $m	2002 $m	2001 $m

Unearned general insurance premiums	144	120	–	–
Outstanding general insurance claims	88	87	–	–
Accrued interest payable	686	881	649	732
Credit card loyalty program[1]	84	–	–	–
Securities sold under agreements to repurchase	97	464	97	464
Securities sold short	1,067	1,309	1,067	1,309
Securities purchased not delivered	2,998	4,288	2,997	4,288
Other financial markets liabilities[2]	11,871	11,034	11,656	10,909
Trade creditors and other accrued expenses	809	629	614	570
Other	1,483	1,823	1,488	1,711

Total other liabilities	19,327	20,635	18,568	19,983

1
Credit card loyalty program relates to the Altitude rewards program launched by Westpac on 25 November 2001. Westpac has established a trust to hold the liability in respect of the program.
2
Other financial markets liabilities primarily represent the negative fair value of trading derivative financial instruments.

NOTE 24. DEBT ISSUES AND LOAN CAPITAL

	Consolidated		Parent Entity
	2002 $m	2001 $m	2002 $m	2001 $m

Debt issues
Short term debt	7,360	6,819	1,472	1,837
Long term debt	20,215	21,170	17,119	17,084

Total	27,575	27,989	18,591	18,921

Short term debt
USD commercial paper	5,635	4,761	–	–
EUR euro commercial paper	80	14	–	–
AUD euro commercial paper	600	391	600	391
USD euro commercial paper	446	1,378	382	1,184
GBP euro commercial paper	65	–	29	–
NZD euro commercial paper	14	10	14	10
HKD euro commercial paper	455	213	443	213
JPY euro commercial paper	–	39	–	39
CAD euro commercial paper	4	13	4	–
CHF euro commercial paper	61	–	–	–

Total short term debt	7,360	6,819	1,472	1,837

Long term debt

The following table sets out the maturity analysis of long term bonds and notes:

			Consolidated		Parent Entity
Issue Currency	Issue Range (millions)	Interest Rate	2002 $m	2001 $m	2002 $m	2001 $m

Due from 1 October 2001 to 30 September 2002
Euro medium term notes
AUD	111-179	Fixed rate ranging 5.30%-5.31%	–	289	–	289
USD	10-30	Fixed rate ranging 6.39%-7.39%	–	123	–	123
USD	8	Structured	–	33	–	33
USD	10-300	Floating rate note	–	1,430	–	102
JPY	1,000	Fixed rate 0.28%	–	17	–	17
JPY	2,000	Floating rate note	–	171	–	171
GBP	15	Fixed rate 5.50%	–	45	–	45
GBP	20	Floating rate note	–	60	–	–
NZD	50-200	Fixed rate ranging 5.78%-7.27%	–	290	–	–
HKD	50-400	Fixed rate ranging 6.68%-7.89%	–	213	–	213
HKD	30-1,000	Floating rate note	–	320	–	320
SGD	20	Fixed rate 3.54%	–	23	–	23

			–	3,014	–	1,336

Due from 1 October 2002 to 30 September 2003
Euro medium term notes
AUD	4-118	Fixed rate ranging 5.07%-7.31%	376	316	376	316
AUD	300	Floating rate note	300	300	300	300
USD	3-500	Fixed rate ranging 0%-6.38%	1,335	1,322	1,335	1,322
USD	10-300	Floating rate note	2,170	2,340	1,526	1,625
USD	4-8	Structured	32	35	32	35
JPY	25,000-50,000	Fixed rate 0.88%	1,136	1,278	1,136	1,278
GBP	250	Floating rate note	719	748	719	748
HKD	50-200	Fixed rate ranging 2.85%-7.40%	302	255	302	255
HKD	100-1,500	Floating rate note	377	417	377	417
CHF	200	Fixed rate 2.51%	247	251	247	251
CHF	140	Floating rate note	173	177	–	–
EUR	100	Floating rate note	362	372	362	372
SGD	100	Fixed rate 3.80%	104	115	104	115

			7,633	7,926	6,816	7,034
Domestic medium term notes
NZD	60	Fixed rate 6.50%	52	50	52	50

			7,685	7,976	6,868	7,084

Due from 1 October 2003 to 30 September 2004
Euro medium term notes
AUD	10-600	Fixed rate ranging 5.50%-6.55%	732	712	732	712
USD	10-500	Fixed rate ranging 0%-6.76%	1,360	1,472	1,360	1,472
USD	16	Structured	29	32	29	32
USD	250-300	Floating rate note	1,352	1,121	478	508
GBP	77	Structured	222	230	222	230
GBP	10	Floating rate note	58	–	58	–
NZD	100-250	Fixed rate ranging 6.00%-6.25%	302	290	–	–
HKD	100-200	Fixed rate ranging 2.58%-5.70%	474	178	474	178
HKD	400	Floating rate note	210	104	210	104
EUR	500	Floating rate note	904	929	904	929
SGD	150	Fixed rate 4.75%	155	173	155	173

			5,798	5,241	4,622	4,338

Due from 1 October 2004 to 30 September 2005
Euro medium term notes
USD	5-15	Fixed rate 3.45-4.47%	68	10	68	10
USD	30	Structured	55	–	55	–
USD	5-300	Floating rate note	1,167	663	156	152
HKD	60-230	Fixed rate 3.18%-7.35%	276	73	276	73
HKD	100	Structured	24	–	24
HKD	100-400	Floating rate note	307	–	307
EUR	20	Fixed rate 4.51%	36	37	36	37

			1,933	783	922	272
Non-Domestic Bonds Issued
NZD	100	Fixed rate 5.5%	85	–	85	–

			2,018	783	1,007	272

Due from 1 October 2005 to 30 September 2006
Euro medium term notes
USD	500	Fixed rate 5.75%	919	1,016	919	1,016
USD	15-20	Structured	55	132	55	132
USD	50	Floating rate note	92	102	–	–
GBP	300	Floating rate note	863	897	863	897
HKD	75–200	Fixed rate 0%-6.90%	225	249	225	249
HKD	150	Structured	35	–	35	–
HKD	100	Floating rate note	24	–	24	–
EUR	500	Floating rate note	904	929	904	929

			3,117	3,325	3,025	3,223

Due from 1 October 2006 to 30 September 2007
Euro medium term notes
USD	5–50	Structured	101	61	101	61
USD	5	Floating rate note	9	–	9	–
HKD	100–150	Fixed rate 5.33%	35	–	35	–
HKD	100	Structured	47	–	47
GBP	150	Fixed rate 4.88%	432	–	432	–
SGD	100	Fixed rate 3.31%	104	–	104	–

			728	61	728	61

Due from 1 October 2007
Euro medium term notes
USD	5–30	Structured	525	514	525	514
HKD	150–258	Structured	96	–	96	–
HKD	80–150	Fixed rate 5.00%-8.04%	78	65	78	65
JPY	5,000	Fixed rate 1.97%	76	85	76	85
JPY	700–2,000	Structured	94	106	94	106

			869	770	869	770

Total long term debt			20,215	21,170	17,119	17,084

	Consolidated
	2002 $m	2001 $m	2000 $m

Short term borrowings
US commercial paper
Maximum amount outstanding at any month end	7,642	6,836	4,782
Approximate average amount outstanding	5,447	4,941	3,181
Approximate weighted-average interest rate on:
average amount outstanding	2.1%	5.6%	6.5%
outstanding at year end	1.8%	3.6%	6.8%
Euro commercial paper
Maximum amount outstanding at any month end	1,903	3,622	2,488
Approximate average amount outstanding	1,260	2,715	1,557
Approximate weighted-average interest rate on:
average amount outstanding	3.4%	6.4%	7.3%
outstanding at year end	3.4%	4.6%	6.6%
Other commercial paper
Maximum amount outstanding at any month end	–	–	12
Approximate average amount outstanding	–	–	2
Approximate weighted-average interest rate on:
average amount outstanding	–	–	6.2%
outstanding at year end	–	–	6.6%

	Consolidated		Parent Entity
	2002 $m	2001 $m	2002 $m	2001 $m

Loan Capital
Subordinated bonds, notes and debentures
USD 350 million 7.875% subordinated debentures due 2002[1]	644	711	644	711
AUD 350 million subordinated medium term notes due 2008[2]	350	350	350	350
AUD 300 million subordinated medium term notes due 2009[3]	300	300	300	300
USD 100 million subordinated bonds due 2009[4]	184	203	184	203
NZD 50 million subordinated bonds due 2009[5]	43	41	43	41
USD 100 million subordinated bonds due 2009[4]	184	203	184	203
USD 100 million subordinated bonds due 2010[4]	184	203	184	203
USD 400 million subordinated bonds due 2010[4]	735	813	735	813
AUD 350 million subordinated bonds due 2010[6]	350	350	350	350
SGD 100 million subordinated bonds due 2010[7]	103	115	103	115
USD 200 million subordinated bonds due 2010[4]	368	406	368	406
AUD 140 million subordinated bonds due 2011[8]	140	140	140	140
AUD 210 million subordinated bonds due 2011[9]	210	210	210	210

Total subordinated bonds, notes and debentures	3,795	4,045	3,795	4,045

1
Swap arrangements (to US currency at a floating interest rate) have been entered into in respect of these debentures.
2
$112 million of these bonds pay a coupon of 6.0% until the fifth anniversary (28 May 2003). From the fifth anniversary until maturity the bonds pay a floating rate coupon. The remaining $238 million of bonds pay a floating rate coupon.
3
$215.5 million of these bonds pay a coupon of 6.25% until the fifth anniversary (2 March 2004). From the fifth anniversary until maturity the bonds pay a floating rate coupon. The remaining $84.5 million of bonds pay a floating rate coupon.
4
The bonds pay a floating rate coupon.
5
The bonds pay a coupon of 7.59% until the fifth anniversary (15 July 2004). Swap arrangements (to NZ currency at a floating interest rate) have been entered into until the fifth anniversary. From the fifth anniversary until maturity a floating rate coupon is payable.
6
$112 million of these bonds pay a coupon of 7.0% until the fifth anniversary (2 August 2005). From the fifth anniversary until maturity the bonds pay a floating rate coupon. The remaining $238 million of bonds pay a floating rate coupon.
7
The bonds pay a coupon of 5.25%. A swap arrangement (to US currency at a floating interest rate) has been entered into in respect of these bonds.
8
The bonds pay a floating rate coupon and are callable after the fifth anniversary (30 August 2006).
9
The bonds pay a coupon of 6.25% p.a. and are callable after the fifth anniversary (30 August 2006).

Premiums and discounts, and fees and commissions paid on each issue have been deferred and are being amortised to interest expense over the life of the respective bonds or notes. Net unamortised expenses at 30 September 2002 amounted to $27 million (2001 $30 million).

Subordinated bonds, notes and debentures with an original maturity of at least five years constitute tier 2 capital as defined by APRA for capital adequacy purposes. The value assigned is based on the remaining years to maturity.

	Consolidated		Parent
	2002 $m	2001 $m	2002 $m	2001 $m

Subordinated perpetual notes
USD 390.2 million (2001 USD 390.2 million) subordinated perpetual floating rate notes	717	793	717	793

These notes have no final maturity but may, subject to the approval of APRA and subject to certain other conditions, be redeemed at par at the option of Westpac. The rights of the noteholders will, in the event of the winding up of Westpac, be subordinated in right of payment to the claims of depositors and all other creditors of Westpac including other subordinated bond, debenture and noteholders. The notes constitute tier 2 capital as defined by APRA for capital adequacy purposes.

Westpac debt programs and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves:

Program/Issuing Shelf	Outstanding	Program/Issuing Shelf Type

Australia
No limit	AUD 1,280 million	Debt issuance program
No limit	AUD 1,350 million	Subordinated debt issuance program
No limit	AUD 350 million	Debt issuance program[1]

Euro Market
AUD 2 billion	AUD 79 million[2]	Asian debt program
USD 2.5 billion	USD 67 million	Euro transferable certificates of deposits[3]
USD 1 billion	USD 99 million	Euro certificate of deposit program
USD 3 billion	USD 896 million	Euro commercial paper program[4]
USD 17.5 billion	USD 11,168 million	Euro medium term note program[4]

Japan
JPY 100 billion	Nil	Samurai shelf
JPY 200 billion	JPY 49 billion	Uridashi shelf[5]

United States
USD 5 billion	USD 1,278 million	Commercial paper program
USD 3 billion	USD 1,786 million	Commercial paper program[6]
USD 5 billion	USD 1,409 million	Medium term deposit program
USD 1.2 billion	USD 388 million[7]	SEC registered shelf

New Zealand
NZD 750 million	NZD 60 million	Domestic medium term note program[8]
NZD 500 million	NZD 50 million	Domestic subordinated medium term note program[8]
NZD 500 million	Nil	Subordinated debt program[9]
NZD 750 million	Nil	Domestic medium term note program[10]

1
New debt issuance program dated 18 July 2002 for the issue of Transferable Certificates and Deposits (TCDs) and Medium Term Notes (MTNs). Other outstanding issues remain constituted by the Deeds Poll of the debt issuance program and subordinated debt issuance program under which the TCDs/MTNs were issued.
2
AUD/USD exchange rate of 0.5438.
3
Euro TCD program dated 7 February 2002
4
WestpacTrust Securities NZ Limited is also an issuer under this program.
5
Record of the secondary distributions under the Shelf Registration Statement.
6
WestpacTrust Securities NZ Limited is the sole issuer under this program.
7
Issuance includes JPY75,000,000,000 Global Yen transaction of which JPY7,885,000,000 of primary issuance was registered under the SEC shelf. This equates to USD 64.9 million using USD/JPY exchange rate of 121.42. The remaining USD 323 million is the TOPrS transaction.
8
Issued by Westpac Banking Corporation New Zealand branch
9
Issued by WestpacTrust Capital NZ Limited.
10
Issued by WestpacTrust Securities NZ Limited.

NOTE 25. EQUITY

	Consolidated		Parent Entity
	2002 $m	2001 $m	2002 $m	2001 $m

Contributed equity
Ordinary shares[1]
1,753,312,821 (2001 1,751,197,067) each fully paid	3,503	1,751	3,503	1,751
Nil (2001 13,000) each paid to $0.01	–	–	–	–

	3,503	1,751	3,503	1,751

New Zealand Class shares
53,694,931 (2001 54,393,306) of NZ$11.95 each fully paid (net of total issue costs of A$16 million)	471	482	–	–

Other equity instruments
12,900,000 Trust Originated Preferred Securities (TOPrS) of US$25 each fully paid (net of total issue costs of A$20 million)	465	465	–	–
1 convertible debenture of NZ$611,724,203 (net of issue costs of A$20 million)	–	–	465	465
51,068 (2001 51,068) perpetual capital notes of $10,000 each fully paid	–	–	511	511

Total other equity instruments	465	465	976	976

1
As described in note 1 (a)i, Westpac has transferred the balances in the share premium reserve and capital redemption reserve to share capital, following the change of Westpac's incorporation.

Ordinary shares issued

During the year the following ordinary shares were issued:

          To equity holders in terms of the Dividend Reinvestment Plan:

            9,677,096 ordinary shares at a price of $16.52 and 7,469,351 ordinary shares at a price of $15.37.

          To executives under the General Management Share Option Plan upon exercise of options:

            1,034,521 ordinary shares at an average exercise price of $10.74.

          To senior officers under the Senior Officers' Share Purchase Scheme upon exercise of options:

            8,708,246 ordinary shares at an average exercise price of $9.17.

    13,000 ordinary shares issued in terms of the Senior Officers' Share Purchase Scheme previously paid to $0.01 were fully paid up at an average price of $3.96.

Ordinary shares bought back

During the year 24,786,460 ordinary shares (1.42%) were bought back "on market" at an average price of $16.00 and were cancelled, for a total cost of $397 million. Upon cancellation, $25 million has been debited to issued and paid up capital and $372 million has been debited to the share premium reserve. These buy backs occurred prior to the change in basis of Westpac incorporation and the transfer of share premium reserve to share capital.

New Zealand Class shares (NZ Class shares)

On 12 October 1999, a controlled entity, WestpacTrust Investments Limited (WestpacTrust Investments) issued 54,393,306 NZ Class shares. A first instalment of NZ$7.20 (A$5.66) per NZ Class share was received on application and the total received was NZ$392 million (A$308 million). A second instalment of NZ$4.75 (A$3.74) per NZ Class share was received on 20 December 2000 and the total received was NZ$258 million (A$203 million). The NZ Class shares have been recorded at the total of the first instalment received and the present value, at date of issue, of the second instalment, net of issue costs. The directors of WestpacTrust Investments have the discretion to declare dividends on the NZ Class shares. However, the constitution of

WestpacTrust Investments requires that where a dividend is declared by the company, the dividend must equal the cash dividend paid on one Westpac ordinary share, adjusted by the conversion ratio (the Exchange Fraction) and converted into NZ dollars pursuant to the Exchange Deed. The holders of the NZ Class shares have limited voting rights in WestpacTrust Investments. They do not have direct voting rights in Westpac, however, a special purpose company has been established to hold Enhanced Voting Shares in Westpac, and will vote those Enhanced Voting Shares in accordance with the indications of the NZ Class shareholders.

The NZ Class shares can be exchanged for ordinary shares in Westpac, upon the occurrence of certain limited events which may result in a compulsory exchange, an exchange at the option of Westpac or an exchange at the option of the NZ Class shareholder. The Exchange Fraction is initially one Westpac share for each NZ Class share. However, the Exchange Fraction will be adjusted for subsequent bonus issues, share splits or consolidations and rights issues where such an activity by either Westpac or WestpacTrust Investments has not been mirrored by the other. The exchange events include a takeover of Westpac, change in laws which adversely affect the rights of the NZ Class shareholders, failure to pay a dividend on NZ Class shares equivalent to Westpac ordinary share dividend as adjusted by the Exchange Fraction, or commencement of liquidation, statutory management or administration of either Westpac or WestpacTrust Investments.

During the year 698,375 NZ Class shares (1.28%) were bought back "on market" at an average price of NZ$17.48 for a total cost of NZ$12 million. The shares bought back are held as Treasury stock with all rights and obligations suspended until they are reissued.

Perpetual capital notes

On 15 October 1999, 30,844 perpetual capital notes of $10,000 each were issued at par value to Westpac Tasman No. 1 Pty Limited, a wholly owned controlled entity of Westpac. A further 20,224 notes of $10,000 each were issued at par value to Westpac Tasman No. 1 Pty Limited on 20 December 2000. These notes yield a non-cumulative half yearly distribution (15 April, 15 October) in arrears at the bank bill swap rate (BBSW) plus 1.25% and will rank subordinate and junior in right of payment of principal and distributions to Westpac's obligations to its depositors and creditors.

Convertible debenture and TOPrS

A wholly-owned entity Westpac Capital Trust 1 (Capital Trust) has issued 12,900,000 TOPrS at US$25 each with a non-cumulative quarterly distribution (31 March, 30 June, 30 September and 31 December) in arrears at the annual rate of 8%. The sole assets of the Capital Trust comprise 12,900,040 Funding TOPrS issued by a wholly-owned entity, the Tavarua Funding Trust 1 (Funding Trust) totalling US$322,501,000. The Funding TOPrS have an issue price of US$25 each with a non-cumulative quarterly distribution in arrears at the annual rate of 8%. The Funding Trust has issued common securities with a total price of US$1,000 to Westpac Funding Holdings Pty Limited. The sole assets of the Funding Trust comprise a NZ$611,724,203 convertible debenture of Westpac, US government securities purchased with the proceeds of the common securities, and a currency swap with Westpac.

The convertible debenture is an unsecured, junior subordinated obligation of Westpac and will rank subordinate and junior in right of payment of principal and distributions to Westpac's obligations to its depositors and creditors. The convertible debenture will only pay a distribution to the extent it is declared by the Board of Directors of Westpac, or an authorised committee of the Board. Any distribution is subject to Westpac having sufficient distributable profits. If certain conditions exist a distribution is not permitted to be declared unless approved by APRA. The convertible debenture will automatically convert into American Depository Receipts (ADRs) representing Westpac preference shares (8% non-cumulative preference shares in Westpac with a liquidation amount of US$25) on 16 July 2049, or earlier in the event that a distribution is not made or certain other events occur. The dividend payment dates on Westpac preference shares will be the same days of the year as the distribution payment dates on the TOPrS. The TOPrS will then be redeemed for ADRs.

Under the currency swap, the Funding Trust paid an amount equal to the proceeds of the issue of the Funding TOPrS in US dollars to Westpac, which paid the Funding Trust the New Zealand dollar equivalent using a fixed exchange rate of NZ$1.00 = US$0.5272. The Funding Trust is also required to pay to Westpac any amount in New Zealand dollars it receives under the convertible debenture, in return for an amount denominated in US dollars at the fixed exchange rate.

The currency swap terminates upon:

•
payment in full of the cash redemption price of the outstanding convertible debenture and the exchange of such redemption price for US dollars; or

•
the conversion of the convertible debenture into ADRs.

A netting agreement has been entered between Westpac and the Funding Trust. Pursuant to the netting agreement, the distributions on the convertible debenture will be treated as payment by the Funding Trust under the currency swap. In return, Westpac will pay US dollars to the Funding Trust under the currency swap equal to the NZ dollars it receives from the Funding Trust under the currency swap (calculated by reference to the fixed exchange rate).

As a consequence of the terms of the currency swap, and the netting agreement, the convertible debenture and their distributions are treated as a US dollar denominated instrument.

Westpac has guaranteed, on a subordinated basis, the payment in full of distributions or redemption amounts, the delivery of ADRs and other payments on the TOPrS and the Funding TOPrS to the extent that the Capital Trust and the Funding Trust have funds available.

With the prior written consent of APRA, if required, Westpac may elect to redeem the convertible debenture for cash before 16 July 2004 in whole upon the occurrence of certain specific events, and in whole or in part on one or more occasions any time on or after 16 July 2004. The proceeds received by Funding Trust from the redemption of the convertible debenture must be used to redeem the Funding TOPrS and ultimately the TOPrS. The redemption price of the TOPrS will equal US$25 per TOPrS plus the accrued and unpaid distribution for the then current quarterly period to the date of redemption or, if the date of redemption is a distribution payment date, the accrued and unpaid distribution for the most recent quarterly period from the assets of Capital Trust available for distribution.

The holders of the convertible debenture, Funding TOPrS and TOPrS do not have an option to require redemption of these instruments.

Options

Options are granted to selected executives and senior officers under the following three schemes:

i)
General Management Share Option Plan (GMSOP)

The following table relates to options granted to selected executives at General Manager level or above under the GMSOP to take up ordinary shares in Westpac:

Number of options
Latest Date for Exercise of Options	Exercise Price	At 1 October 2001	Issued During the Year	Exercised During the Year	Lapsed During the Year	At 30 September 2002

1 March 2009	$10.85	50,000	–	–	5,000	45,000
6 April 2009	$10.60	350,000	–	245,000	7,000	98,000
19 April 2009	$11.45	100,000	–	96,000	4,000	–
3 August 2009	$9.99	250,000	–	–	–	250,000
29 December 2009	$9.57	2,704,000	–	497,633	393,367	1,813,000
6 March 2010	$10.70	140,000	–		–	140,000
3 April 2010	$10.51	40,000	–	–	–	40,000
3 April 2010	$10.75	100,000	–	–	–	100,000
4 September 2010	$12.39	1,170,000	–	7,257	12,743	1,150,000
8 January 2011	$13.32	4,427,000	–	151,265	830,335	3,445,400
22 January 2011	$13.72	100,000	–	–	–	100,000
19 March 2011	$13.85	200,000	–	–	–	200,000
26 March 2011	$13.71	50,000	–	–	50,000	–
23 April 2011	$13.67	100,000	–	–	–	100,000
7 August 2011	$14.37	200,000	–	–	–	200,000
5 November 2011	$12.75	–	1,030,000	–	–	1,030,000
9 January 2012	$14.70	–	5,225,000	37,366	207,634	4,980,000
7 March 2012	$15.73	–	300,000	–	–	300,000
27 May 2012	$16.21	–	100,000	–	–	100,000
3 June 2012	$16.15	–	120,000	–	103,759	16,241
22 July 2012	$16.40	–	150,000	–	–	150,000
6 August 2012	$16.03	–	140,000	–	–	140,000
12 August 2012	$16.15	–	75,000	–	–	75,000

		9,981,000	7,140,000	1,034,521	1,613,838	14,472,641

Weighted average exercise price		$11.95	$14.58	$10.74	$12.75	$13.25

	Weighted average exercise price	Weighted average market price

365,000 options issued during the year whose exercise price exceeded the market price on grant date	$16.25	$15.55
6,775,000 options issued during the year whose exercise price was less than the market price on grant date	$14.50	$15.11

Under the GMSOP, approved by shareholders in December 1998, Westpac has granted options to acquire fully paid ordinary shares issued by Westpac.

Participants in the GMSOP are limited to selected executives at General Manager level or above. Non-executive Directors are not eligible to participate in the plan and no Executive Directors may participate in the plan without specific shareholder approval.

No consideration is payable for the grant of an option under the GMSOP. The exercise price is equal to the average closing price of Westpac's ordinary shares on the Australian Stock Exchange Limited (ASX) during the five business days before the date of the offer of options to the selected executive.

The options have a ten year life, and are subject to a performance requirement that will determine the particular proportion which may be exercised following the end of the performance period. The performance hurdles compare the total shareholders returns received by Westpac shareholders against those received by shareholders of a peer group over the performance period. The peer group will be the 50 largest industrial companies listed on the ASX at the time of the commencement of each performance period.

Upon exercising an option, the officer has the right to take up his or her entitlement in whole or in part (but in multiples of 1,000) as fully paid ordinary shares. The exercise price is payable at that time. If an option is not exercised prior to the end of its term, it lapses.

At 30 September 2002, 42 executives (40 in 2001) held options under the GMSOP.

ii)    Senior Officers' Share Purchase Scheme (SOSPS)

The following table relates to options granted to senior officers under the SOSPS to take up ordinary shares in Westpac:

Number of options
Latest Date for Exercise of Options	Exercise Price	At 1 October 2001	Issued During the Year	Exercised During the Year	Lapsed During the Year	At 30 September 2002

28 January 2002	$7.10	1,003,000		833,000	170,000	–
7 April 2002	$7.05	200,000	–	200,000	–	–
14 April 2002	$7.05	100,000	–	100,000	–	–
5 August 2002	$7.84	20,000	–	20,000	–	–
29 September 2002	$7.89	500,000	–	500,000	–	–
22 December 2002	$8.60	2,716,000	–	1,706,000	142,000	868,000
2 March 2003	$9.92	90,000	–	20,000	–	70,000
18 May 2003	$10.60	150,000	–	150,000	–	–
9 June 2003	$10.61	30,000	–	30,000	–	–
27 July 2003	$10.00	135,000	–	135,000	–	–
10 August 2003	$10.67	120,000	–	120,000	–	–
24 August 2003	$10.50	70,000	–	35,000	–	35,000
28 August 2003	$10.04	125,000	–	125,000	–	–
14 September 2003	$9.94	75,000	–	75,000	–	–
18 September 2003	$9.30	20,000	–	20,000	–	–
21 December 2003	$9.56	5,910,019	–	3,472,307	291,712	2,146,000
4 January 2004	$10.22	200,000	–	200,000	–	–
1 March 2009	$10.63	115,000	–	113,484	1,516	–
8 March 2009	$10.28	75,000	–	72,671	2,329	–
10 May 2009	$11.56	115,000	–	–	50,000	65,000
30 August 2009	$10.10	10,000	–	–	–	10,000
5 October 2009	$9.55	40,000	–	–	–	40,000
29 December 2009	$9.53	7,308,173	–	493,034	247,559	6,567,580
20 January 2010	$10.31	55,000	–		55,000	–
24 January 2010	$10.10	20,000	–	–	–	20,000
6 March 2010	$10.42	40,000	–	–	15,000	25,000
29 May 2010	$10.43	60,000	–	–	15,000	45,000
4 September 2010	$12.20	220,000	–	–	70,000	150,000
9 October 2010	$12.72	15,000	–	–	15,000	–
8 January 2011	$13.26	7,604,303	–	226,819	447,973	6,929,511
15 January 2011	$13.54	50,000	–	–	–	50,000
5 February 2011	$12.87	10,000	–	–	–	10,000
19 March 2011	$13.61	50,000	–	–	–	50,000
2 April 2011	$13.76	30,000	–	–	10,000	20,000
9 April 2011	$13.85	40,000	–	–	–	40,000
23 April 2011	$13.50	144,242	–	5,872	40,370	98,000
14 May 2011	$12.35	70,000	–		–	70,000
25 June 2011	$12.54	20,000	–	–	20,000	–
25 June 2011	$12.80	50,000	–	–	–	50,000
7 August 2011	$14.23	65,000	–	–	–	65,000
5 November 2011	$12.05	–	10,000	–	–	10,000
9 January 2012	$14.65	–	8,999,046	55,059	339,042	8,604,945
18 February 2012	$15.63	–	50,000	–	–	50,000
29 April 2012	$15.40	–	273,000	–	–	273,000
22 July 2012	$16.24	–	555,000	–	38,320	516,680
29 July 2012	$16.21	–	100,000	–	–	100,000

		27,670,737	9,987,046	8,708,246	1,970,821	26,978,716

Weighted average excercise price		$10.47	$14.78	$9.17	$11.50	$12.41

	Weighted average exercise price	Weighted average market price

655,000 options issued during the year whose exercise price exceeded the market price on grant date	$16.24	$15.92
9,332,046 options issued during the year whose exercise price was less than the market price on grant date	$14.67	$15.02

Under the SOSPS, senior officers had been able to purchase a limited number of new ordinary shares issued by Westpac at market price, but paid up initially to only $0.01. The residual is payable when called by Westpac. The final outstanding amounts per share were called in 2002 by Westpac. Only fully paid ordinary shares qualify for the payment of dividends.

Pursuant to amendments to the SOSPS rules, approved by shareholders in January 1988, Westpac has granted options to senior officers to purchase ordinary shares. The option term was five years. Options are exercisable during the last two years of the term or within twelve months of retirement or death in service.

Pursuant to further amendments to the SOSPS rules, approved by shareholders in December 1998, options granted by Westpac following those amendments have a term of ten years and are exercisable during the last seven years of the term or within twelve months of retirement or death in service.

The consideration payable for the grant of an option prior to December 1998 was $0.01 per share. From December 1998, no consideration is payable. The exercise price is equal to the closing market price of Westpac's ordinary shares on the ASX on the day before the option is offered to the senior officer. Upon exercising an option, the officer has the right to take up his or her entitlement in whole or in part (but in multiples of 1,000) as fully paid shares, in which event the whole of the exercise price (less the $0.01 per share if paid upon grant of the option) becomes payable.

If an option is not exercised prior to the end of its term, it lapses and the $0.01 per share, if previously paid, is forfeited by the officer.

Eligibility for participation in the SOSPS, as now constituted, is restricted to full-time Group employees who do not qualify for the GMSOP and who are designated by the Directors from time to time to have achieved the status equal to or above senior officer. At 30 September 2002 718 officers (704 in 2001) held partly paid ordinary shares or options under the SOSPS.

iii)  Chief Executive Share Option Agreements

Number of options
Latest Date for Exercise of Options	Exercise Price	At 1 October 2001	Issued During the Year	Exercised During the Year	Lapsed During the Year	At 30 September 2002

1 March 2009	$10.83	1,000,000	–	–	80,000	920,000
1 March 2009	$10.83	1,000,000	–	–	–	1,000,000
1 March 2009	$10.83	1,000,000	–	–	–	1,000,000
29 February 2012	$16.71	–	1,100,000	–	–	1,100,000

		3,000,000	1,100,000	–	80,000	4,020,000

Weighted average exercise price		$10.83	$16.71	–	$10.83	$12.44

Following approval at a special general meeting of Westpac's shareholders on 2 September 1999, the Chief Executive Officer, David Morgan, received three tranches of non-transferable options, each tranche enabling him to subscribe for 1,000,000 ordinary shares at the weighted average market price at the time they were granted of $10.829 per share. All three tranches are subject to performance hurdles, as described below. The first tranche vested on 1 March 2002, with 920,000 options becoming exercisable by Dr Morgan at any time up to 1 March 2009. The remaining 80,000 options of that tranche lapsed. Any options that vest are exercisable by Dr Morgan, upon payment of the exercise price of $10.829 per share, at any time after vesting up to 1 March 2009.

Following approval by shareholders at Westpac's annual general meeting on 13 December 2001, Dr Morgan became eligible to receive two further tranches of non-transferable options, each tranche enabling him to subscribe for 1,100,000 ordinary shares. The first tranche was granted on 1 March 2002 at an exercise price of $16.71. The first tranche is subject to performance hurdles, as described below. The second tranche will be granted on 1 March 2003 at an exercise price equal to Westpac's weighted average market price per share during the one-week period immediately prior to that date. The second tranche will also be subject to performance hurdles. Any options that vest are exercisable by Dr Morgan, upon payment of the relevant exercise price, at any time after vesting up to 29 February 2012 for the first tranche and 28 February 2013 for the second tranche.

Westpac will not lend any part of the aggregate exercise price to Dr Morgan to facilitate the exercise of any of these options.

All options are subject to performance hurdles that determine the proportion of the options that will vest at the end of the performance period applicable to each tranche. These performance hurdles compare Westpac's total shareholder return during the performance period against those of a peer group consisting of the 50 largest (by market capitalisation) industrial companies (excluding Westpac) listed on the ASX at the commencement of each performance period.

iv)  General information

The estimated fair value of options (including performance options) and performance share rights granted or to be granted for the current year is disclosed in note 5.

The market price of Westpac's ordinary shares at 30 September 2002 was $13.85 (2001 $13.29). The market value of shares issued upon exercise of options under the GMSOP and SOSPS during the year was $155 million (2001 $180 million) and the total consideration received was $91 million (2001 $110 million).

The above plans contain a provision which ensures compliance with the 5% over 5 years rule set under the ASIC Class Order 00/220, which provides relief from the prospectus regime of the Corporations Act 2001. Under that class order, the number of shares the subject of options to be offered to employees at any particular time cannot, at the time the offer is made and when aggregated with the number of shares the subject of previously issued unexercised options issued to employees under those plans and with the number of shares issued during the previous five years under all employee share schemes, exceed 5% of the total number of shares on issue at the time that offer is made.

The names of all persons who hold options currently on issue are entered in Westpac's register of option holders which may be inspected at Computershare Registry Services Pty Limited, 60 Carrington Street, Sydney, New South Wales.

Employee Share Plans

Westpac Employee Share Plan stages one and two were approved by shareholders on 19 January 1994 and the New Zealand Staff Share Scheme was established in March 2000. These arrangements are designed to encourage Westpac employees to become shareholders.

i)    The Westpac Employee Share Plan (The Plan) stage one (WESP1)

This share purchase arrangement is open to all part-time and full-time Westpac Group employees based in Australia and Non-executive Directors. Part-time and full-time employees are entitled to elect up to 100% of prospective performance related bonus to be taken in the form of share purchases under The Plan. Non-executive Directors may elect each year to take a portion of their fees in the form of share purchases under The Plan.

Shares are purchased, by an independent plan company, on the ASX and are held in WESP1, in the employees' names. Under The Plan rules, shares must be retained in the WESP1 for at least 12 months (unless the employee leaves Westpac) and can be retained in WESP1 for up to 10 years.

The following table relates to shares purchased under WESP1 during the years ended 30 September:

	Total amounts sacrificed	Number of shares purchased	Average purchase price

2002	$6,110,981	399,405	$15.30
2001	$8,053,013	579,832	$13.89

The Plan rules also permit share purchases to be funded from the remuneration package of part time and full time employees (up to 20% of total remuneration) Westpac has not made any offers of this type.

ii)    The Westpac Employee Share Plan stage two (WESP2)

This profit sharing arrangement allocates a profit share, up to a maximum of $1,000 per participant, to eligible employees each year, provided that Westpac achieves a performance target. After Westpac's annual profit announcement shares are purchased, by an independent plan company, on the ASX and held in WESP2 in the employees' names. Under The Plan rules, shares must be retained in the WESP2 for at least three years unless the employee leaves Westpac. Those employees of Westpac or a Westpac controlled entity who have been employed for at least 12 months are eligible to participate in WESP2.

The following table relates to shares purchased under WESP2 during the years ended 30 September:

	Number of Participants	Number of shares purchased per participants	Average purchase price per share	Total purchase consideration

2002	15,070	34	$15.78	$8,086,915
2001	17,815	21	$14.15	$5,293,310

iii)  New Zealand Staff Share Scheme

When the scheme was established in March 2000 all permanent members of staff were allocated NZ Class shares. The shares were purchased on market on behalf of employees. New Zealand staff are eligible to receive further allocations of New Zealand Class shares depending on the market performance of the New Zealand Class shares.

The following table relates to shares purchased under the New Zealand staff share scheme during the years ended 30 September:

	Number of participants	Number of shares purchased per participants	Average purchase price per share	Total purchase consideration

2002	5,837	15	NZ$18.00	NZ$1,575,990
2001	5,363	16	NZ$14.92	NZ$1,280,255

The shares provided under WESP1, WESP2 and the New Zealand staff share scheme are purchased on market on behalf of the participants. Accordingly the cost of providing the shares is recognised as an expense in the statement of financial performance. Where the shares relate to performance bonuses or profit sharing the expected cost of providing the shares is recognised in the year that the performance bonuses or profit sharing relate.

New performance options and performance share rights

The above GMSOP and SOSPS will be replaced with the Westpac Performance Plan. The new plan includes performance options and performance share rights.

This plan includes a performance hurdle, which will result in all participants' forfeiting all performance options and performance share rights for below median returns relative to the peer group of companies. Details of the new plan are set out below.

Performance hurdle applying to the plan

Participants will only receive unconditional ownership (vesting) of performance options or performance share rights if the performance hurdle which compares Westpac's total shareholder return (TSR) with the TSR of Westpac's industry peers are met. The TSR measures the return to investors on their investment reflecting both share price growth and the reinvestment of dividends in additional shares.

The peer group will continue to be the top 50 industrial companies by market capitalisation (excluding property and investment trusts) listed on the ASX at the time of commencement of each performance period.

Under the new hurdle, all performance options and performance share rights are forfeited if Westpac's TSR fails to be at or above the middle (median) performance of the peer group over the specific performance periods under the plan. If Westpac's TSR equals the median performance of the peer group, 50% of the performance options and performance share rights granted can be vested. If Westpac's TSR is at or above the 75th percentile of the peer group, 100% of the performance options and performance share rights granted can be vested. Between the 50th percentile and the 75th percentile an additional 2% of performance options and performance share rights can be vested for each 1% improvement in TSR ranking above the 50th percentile.

Performance options

Under the new Westpac Performance Plan, up to 100 eligible executives will be granted performance options to acquire fully paid ordinary shares issued by Westpac, with vesting subject to meeting the above performance hurdle. The performance options will have a ten year life from date of grant. The price to be paid by the executive, or the exercise price, is equal to the average market price of Westpac shares over the five trading days up to the time the offer is made.

The initial period for testing against the performance hurdle is after three years. Executives can elect to vest based on the result of this testing or opt to test again on the fourth anniversary. Executives can elect to vest based on the result of this testing on the fourth anniversary or opt to do a final test on the fifth anniversary. Executives do not have the choice to revert to the results based on the earlier testing. Any performance options that do not vest are forfeited.

Upon exercising vested performance options, the executive has the right to take up his or her entitlement in whole or in part as fully paid ordinary shares. The exercise price is payable at that time. If a performance option is not exercised prior to the end of its term, it lapses.

Performance share rights

Under the new Westpac Performance Plan, performance share rights will be granted to up to 500 eligible executives and senior management, with vesting subject to meeting the above performance hurdle. After vesting the performance share rights entitle the holder to elect to receive fully paid Westpac ordinary shares at no cost to the participant.

The performance share rights have either a two-year or a three-year initial testing period. The performance share rights will be subject to the same periodic testing as for performance options above, except that those with a two-year initial testing period will be tested on the second, third and fourth anniversaries. Any performance share rights that do not vest will be forfeited.

Other new equity schemes

The Deferral Share Plan

The Deferral Share Plan (DSP) was introduced from September 2002, replacing WESP1. Under the DSP, employees have the opportunity to pre-elect to receive any prospective short-term incentive bonus as Westpac shares in the DSP. Participants will pay the current market price, including acquisition costs, at the time Westpac shares are purchased on their behalf. The shares are acquired on-market and must generally remain in the plan for 12 months but can remain for up to ten years.

Non-executive Directors may elect each year to take a portion of their fees in the form of share purchases under the DSP.

Employee Share Plan

The Employee Share Plan (ESP) was introduced from September 2002, replacing WESP2. Under the ESP, shares may be allocated to employees at no cost to recognise their contribution to Westpac's financial performance over the previous financial year. The plan operates as a tax-exempt scheme with a maximum $1,000 value allocation per employee each year. However, the actual allocation depends on the performance of Westpac's share price over the year and includes a performance hurdle before any allocation is made. The shares are normally locked within the plan for three years unless the employee leaves Westpac.

Westpac's Australian employees (including part time employees) who have been in six months continuous employment as at 30 September each year will be eligible to participate in the plan. Executives and senior management who participate in the Westpac Performance Plan are not eligible to participate in the ESP during the same performance year.

The New Zealand staff share scheme will continue to operate.

NOTE 26. CAPITAL ADEQUACY

APRA has responsibility for the prudential supervision of authorised deposit-taking institutions (ADI), life and general insurance companies and superannuation funds in Australia. Westpac is an ADI.

Australia's risk-based capital adequacy guidelines are generally consistent with the approach agreed upon by the Basel Committee on Banking Supervision.

Australian banks are required to maintain a minimum ratio of capital to risk-adjusted assets of 8%. At least half of this capital must be in the form of "Tier 1" capital. Subject to certain limitations, Tier 1 capital basically consists of equity, i.e. paid-up share capital, retained profits, certain reserves, other equity instruments, less the deduction of certain intangible assets and retained earnings in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes. The balance of eligible capital is defined as "supplementary" or "Tier 2" capital. Supplementary capital includes, subject to limitations, premises revaluation reserves, general provision for bad and doubtful debts, mandatory convertible notes, perpetual floating rate notes and like instruments, and term subordinated debt provided such term debt is not in excess of 50% of Tier 1 capital. Certain deductions are made for holdings of other banks' capital instruments and the balance of capital invested in insurance and funds management controlled entities not already deducted at the Tier 1 level. Deductions are made for any capital invested or guarantees or similar support provided to entities involved in securitisation activities.

	Consolidated
	2002 $m	2001 $m

Eligible capital and relevant ratios as at 30 September
Tier 1 capital
Total equity	10,468	9,705
Premises revaluation reserve	–	(8)
Goodwill (excluding funds management entities)	(1,424)	(1,501)
Net future income tax benefit	(159)	–
Estimated reinvestment under dividend reinvestment plan[1]	166	115
Retained profits, reserves and intangibles in life and general insurance, funds management and securitisation entities	(683)	(229)
Equity in captive lenders mortgage insurance entities	(31)	(21)

Total Tier 1 capital	8,337	8,061

Tier 2 capital
Premises revaluation reserve	–	8
Subordinated undated capital notes	717	793
General provision for bad and doubtful debts	1,162	1,294
Future income tax benefit related to general provision	(348)	(389)
Eligible subordinated bonds, notes and debentures	3,260	3,599

Total Tier 2 capital	4,791	5,305

Total Tier 1 and Tier 2 capital	13,128	13,366
Deductions:
Capital in life and general insurance, funds management and securitisation entities	(1,017)	(769)

Net qualifying capital	12,111	12,597

Risk adjusted assets	128,651	127,242

Tier 1 capital ratio	6.5%	6.3%
Tier 2 capital ratio	3.7%	4.2%
Deductions	(0.8)%	(0.6)%

Net capital ratio	9.4%	9.9%

1
The amount is derived from reinvestment experience on the Group's dividend reinvestment plan.

In determining risk adjusted assets, assets (including off-balance sheet exposures) are weighted according to notional credit risk. Classes of asset are assigned a risk weighting according to the amount of capital required to support that asset. Four categories of risk weights (0%, 20%, 50%, 100%) are applied to the different types of assets. For example, cash, bullion, claims on the Reserve Bank of Australia (RBA) and Commonwealth of Australia securities have a zero risk-weighting, meaning that no capital is required to support the holding of these assets. Loans to corporations and individuals carry a 100% risk-weighting, meaning that they must be supported by minimum capital equal to 8% of the amounts outstanding. Other asset categories have intermediate weighting's, such as loans secured by residential housing mortgages which generally carry a 50% weighting and claims on other Australian and other OECD banks which carry a 20% weighting. For loans secured by residential housing mortgages approved after 5 September 1994, where the loan-to-valuation ratio is in excess of 80%, a 100% risk weight applies; except where the loan is 100% mortgage insured through an acceptable lender's mortgage insurer. Off-balance sheet exposures are taken into account by applying different categories of "credit conversion factors" to arrive at credit-equivalent amounts, which are then weighted in the same manner as balance sheet assets according to counterparty, except that, in respect of derivatives a maximum weighting of 50% for corporations and individuals normally applies.

APRA also requires ADI's to assess capital adequacy in respect of market risk in their trading book. Required capital for market risk is calculated on standard models or on internal models approved by APRA.

				Risk Adjusted Balance
	Balance		Risk Weight %
	2002 $m	2001 $m		2002 $m	2001 $m

Risk adjusted assets
On-balance sheet assets
Cash, claims on the RBA, Australian Commonwealth Government securities under one year and other zero-weighted assets[1]	30,610	27,429	0%	–	–
Claims on OECD banks and local governments	10,090	9,305	20%	2,018	1,861
Loans secured by residential mortgages and other 50% weighted assets	79,690	71,684	50%	39,845	35,842
All other assets	62,101	69,587	100%	62,101	69,587

Total on-balance sheet assets – credit risk[2]	182,491	178,005		103,964	107,290

	Contract or Notional Amount		Credit Equivalent Amount		Risk Adjusted Balance
	2002 $m	2001 $m	2002 $m	2001 $m	2002 $m	2001 $m

Gross off-balance sheet exposures – credit risk	792,792	697,605	42,980	46,610	25,782	22,014
Netting of off-balance sheet exposures	(328,232)	(360,880)	(6,534)	(9,225)	(1,761)	(2,550)

Total off-balance sheet exposures – credit risk	464,560	336,725	36,446	37,385	24,021	19,464

Total risk adjusted assets – credit risk					127,985	126,754
Risk adjusted assets – market risk					666	488

Total risk adjusted assets					128,651	127,242

1
Other zero-weighted assets include gross unrealised gains on trading derivative financial instruments of $12,413 million (2001 $14,120 million) which are included in the credit equivalent amount of off-balance sheet exposures and trading securities of $10,643 million (2001 $10,629 million) which are included in the market risk calculation.
2
Life insurance assets of $7,566 million (2001 $7,352 million) are not consolidated for capital adequacy purposes.

NOTE 27. MATURITY ANALYSIS

The following maturity analysis of monetary assets and liabilities is based on contractual terms. The majority of the longer term maturity assets are variable rate products. When managing interest rate and liquidity risks, the Group adjusts this contractual profile for expected customer behaviour.

	Consolidated Maturity Analysis as at 30 September 2002
	At Call $m	Overdrafts $m	1 day to 3 months $m	Over 3 months to 1 year $m	Over 1 year to 5 years $m	Over 5 years $m	No specific maturity $m	Total $m

Australia
Assets
Cash and balances with central banks	1,554	–	–	–	–	–	–	1,554
Due from other financial institutions	90	–	3,211	–	–	–	–	3,301
Trading securities	–	–	1,607	5,183	1,363	422	–	8,575
Investment securities	–	–	–	51	778	135	–	964
Loans (net of provisions)	–	3,007	17,651	3,708	14,583	67,657	–	106,606
Acceptances of customers	–	–	4,714	74	–	–	–	4,788
Life insurance assets	–	–	1,129	330	304	182	5,567	7,512
All other assets	–	–	4,257	3,350	6,656	3,545	810	18,618

Total assets	1,644	3,007	32,569	12,696	23,684	71,941	6,377	151,918

Liabilities
Due to other financial institutions	1,314	–	994	–	–	–	–	2,308
Deposits and public borrowings	48,736	–	23,002	8,504	1,691	29	–	81,962
Debt issues	–	–	2,328	5,960	9,298	868	–	18,454
Acceptances	–	–	4,714	74	–	–	–	4,788
Life insurance policy liabilities	–	–	–	127	201	126	6,698	7,152
All other liabilities	–	–	6,589	4,043	6,382	1,448	161	18,623
Net intragroup payable	7,473	–	–	–	–	–	–	7,473

Total liabilities excluding loan capital	57,523	–	37,627	18,708	17,572	2,471	6,859	140,760

Loan capital	–	–	645	–	–	3,825	–	4,470

Total liabilities	57,523	–	38,272	18,708	17,572	6,296	6,859	145,230

Net assets Australia	(55,879)	3,007	(5,703)	(6,012)	6,112	65,645	(482)	6,688

Overseas
Assets
Cash and balances with central banks	115	–	–	–	–	–	–	115
Due from other financial institutions	112	–	1,762	67	–	–	–	1,941
Trading securities	–	–	1,267	396	250	155	–	2,068
Investment securities	–	–	146	91	1,602	510	–	2,349
Loans (net of provisions)	–	1,012	5,987	4,734	11,454	6,077	–	29,264
Regulatory deposits	–	–	443	–	–	–	12	455
Life insurance assets	–	–	50	1	2	1	–	54
All other assets	–	–	799	670	566	817	21	2,873
Net intragroup receivable	7,473	–	–	–	–	–	–	7,473

Total assets	7,700	1,012	10,454	5,959	13,874	7,560	33	46,592

Liabilities
Due to other financial institutions	338	–	2,084	1	–	–	–	2,423
Deposits and public borrowings	8,634	–	10,287	6,708	2,432	740	–	28,801
Debt issues	–	–	4,962	1,795	2,364	–	–	9,121
Life insurance policy liabilities	–	–	–	–	–	–	11	11
All other liabilities	–	–	715	364	1,246	83	6	2,414

Total liabilities excluding loan capital	8,972	–	18,048	8,868	6,042	823	17	42,770

Loan capital	–	–	–	–	42	–	–	42

Total liabilities	8,972	–	18,048	8,868	6,084	823	17	42,812

Net assets Overseas	(1,272)	1,012	(7,594)	(2,909)	7,790	6,737	16	3,780

Total net assets	(57,151)	4,019	(13,297)	(8,921)	13,902	72,382	(466)	10,468

	Consolidated Maturity Analysis as at 30 September 2002
	At Call $m	Overdrafts $m	1 day to 3 months $m	Over 3 months to 1 year $m	Over 1 year to 5 years $m	Over 5 years $m	No specific maturity $m	Total $m

Australia
Assets
Cash and balances with central banks	845	–	–	–	–	–	–	845
Due from other financial institutions	151	–	2,870	–	–	–	–	3,021
Trading securities	–	–	2,499	3,088	2,917	172	–	8,676
Investment securities	–	–	–	37	662	125	–	824
Loans (net of provisions)	–	3,488	7,435	10,134	16,694	56,764	–	94,515
Acceptances of customers	–	–	15,296	381	–	–	–	15,677
Life insurance assets	–	–	1,204	287	237	145	5,442	7,315
All other assets	–	–	2,540	860	14,362	1,739	1,047	20,548

Total assets	996	3,488	31,844	14,787	34,872	58,945	6,489	151,421

Liabilities
Due to other financial institutions	960	–	1,075	–	–	–	–	2,035
Deposits and public borrowings	41,676	–	16,634	6,511	2,624	1,375	–	68,820
Debt issues	–	–	1,638	1,346	14,868	831	–	18,683
Acceptances	–	–	15,296	381	–	–	–	15,677
Life insurance policy liabilities	–	–	–	245	136	69	6,664	7,114
All other liabilities	–	–	3,007	2,866	13,089	–	146	19,108
Net intragroup payable	9,780	–	–	–	–	–	–	9,780

Total liabilities excluding loan capital	52,416	–	37,650	11,349	30,717	2,275	6,810	141,217

Loan capital	–	–	–	–	711	4,086	–	4,797

Total liabilities	52,416	–	37,650	11,349	31,428	6,361	6,810	146,014

Net assets Australia	(51,420)	3,488	(5,806)	3,438	3,444	52,584	(321)	5,407

Overseas
Assets
Cash and balances with central banks	234	–	–	–	–	–	–	234
Due from other financial institutions	8	–	2,065	–	–	–	–	2,073
Trading securities	–	–	745	870	274	64	–	1,953
Investment securities	–	–	–	257	872	1,007	–	2,136
Loans (net of provisions)	–	1,020	7,221	3,829	10,202	5,463	–	27,735
Acceptances of customers	–	–	23	–	–	–	–	23
Regulatory deposits	–	–	208	71	203	–	–	482
Life insurance assets	–	–	28	1	8	–	–	37
All other assets	–	–	760	230	2,038	723	–	3,751
Net intragroup receivable	9,780	–	–	–	–	–	–	9,780

Total assets	10,022	1,020	11,050	5,258	13,597	7,257	–	48,204

Liabilities
Due to other financial institutions	176	–	3,743	–	–	–	–	3,919
Deposits and public borrowings	8,275	–	10,429	5,862	2,771	–	–	27,337
Debt issues	–	–	4,122	2,726	2,458	–	–	9,306
Acceptances	–	–	23	–	–	–	–	23
Life insurance policy liabilities	–	–	–	–	–	–	9	9
All other liabilities	–	–	1,870	291	1,110	–	–	3,271

Total liabilities excluding loan capital	8,451	–	20,187	8,879	6,339	–	9	43,865

Loan capital	–	–	–	–	–	41	–	41

Total liabilities	8,451	–	20,187	8,879	6,339	41	9	43,906

Net assets Overseas	1,571	1,020	(9,137)	(3,621)	7,258	7,216	(9)	4,298

Total net assets	(49,849)	4,508	(14,943)	(183)	10,702	59,800	(330)	9,705

NOTE 28. AVERAGE BALANCES AND RELATED INTEREST

The following table lists the average balances and related interest for the major categories of the Group's interest earning assets and interest bearing liabilities. Averages used are predominantly daily averages:

	Consolidated
	2002			2001			2000
	Average Balance $m	Interest[1] $m	Average Rate %	Average Balance $m	Interest[1] $m	Average Rate %	Average Balance $m	Interest[1] $m	Average Rate %

Assets
Interest earning assets
Due from other financial institutions
Australia	2,496	93	3.7	1,618	68	4.2	1,531	71	4.6
New Zealand	1,718	57	3.3	1,572	67	4.3	1,298	70	5.4
Other Overseas	1,782	60	3.4	1,574	95	6.0	1,691	120	7.1
Investment and trading securities
Australia	9,153	435	4.8	8,080	449	5.6	7,029	382	5.4
New Zealand	902	58	6.4	822	73	8.9	691	62	9.0
Other Overseas	2,553	121	4.7	2,741	179	6.5	1,923	166	8.6
Regulatory deposits
Other Overseas	418	8	1.9	487	29	6.0	517	32	6.2
Loans and other receivables
Australia	106,778	6,680	6.3	92,304	7,284	7.9	85,409	6,757	7.9
New Zealand	23,657	1,707	7.2	21,327	1,854	8.7	19,746	1,645	8.3
Other Overseas	2,939	124	4.2	3,988	289	7.2	3,041	232	7.6
Impaired loans
Australia	339	5	1.5	339	6	1.8	313	7	2.2
New Zealand	95	4	4.2	124	5	4.0	102	6	5.9
Other Overseas	294	7	2.4	178	9	5.1	171	9	5.3
Intragroup receivable
Other Overseas	15,839	449	2.8	16,383	945	5.8	16,960	998	5.9

Interest earning assets and interest income including
intragroup	168,963	9,808	5.8	151,537	11,352	7.5	140,422	10,557	7.5
Intragroup elimination	(15,839)	(449)		(16,383)	(945)		(16,960)	(998)

Total interest earning assets and interest income	153,124	9,359	6.1	135,154	10,407	7.7	123,462	9,559	7.7

Non-interest earning assets
Cash, due from other financial institutions and regulatory deposits	2,220			809			486
Life insurance assets	7,656			7,457			7,303
All other assets	14,233			19,633			16,389
Provisions for bad and doubtful debts
Australia	(1,370)			(1,325)			(1,241)
New Zealand	(79)			(92)			(91)
Other Overseas	(154)			(120)			(153)

Total non-interest earning assets	22,506			26,362			22,693

Acceptances of customers
Australia	7,701			16,654			12,403
Other Overseas	6			26			8

Total acceptances	7,707			16,680			12,411

Total assets	183,337			178,196			158,566

1
Interest income includes tax equivalent gross up.

	Consolidated
	2002			2001			2000
	Average Balance $m	Interest[1] $m	Average Rate %	Average Balance $m	Interest[1] $m	Averag Rate %	Average Balance $m	Interest[1] $m	Average Rate %

Liabilities
Interest bearing liabilities
Deposits
Australia	72,774	2,568	3.5	56,307	2,403	4.3	53,742	2,311	4.3
New Zealand	16,908	744	4.4	15,276	806	5.3	14,002	695	5.0
Other Overseas	9,963	288	2.9	9,709	546	5.6	11,711	705	6.0
Public borrowings by controlled entity borrowing corporations
Australia	2,955	152	5.1	5,986	344	5.7	5,912	331	5.6
New Zealand	3	–	10.0	7	1	10.0	96	7	7.3
Due to other financial institutions
Australia	1,788	56	3.1	1,530	70	4.6	589	32	5.4
New Zealand	162	8	4.9	213	10	4.7	127	10	7.9
Other Overseas	3,100	115	3.7	3,805	208	5.5	3,239	179	5.5
Loan capital
Australia	4,541	198	4.4	4,944	348	7.0	3,242	264	8.1
New Zealand	42	3	7.1	40	3	7.5	74	6	8.1
Other interest bearing liabilities
Australia	17,547	722	4.1	15,052	925	6.1	9,811	736	7.5
New Zealand	141	8	5.7	269	13	4.8	337	20	5.9
Other Overseas	8,726	212	2.4	9,360	530	5.7	6,772	425	6.3
Intragroup payable
Australia	8,156	247	3.0	9,357	562	6.0	11,201	654	5.8
New Zealand	7,683	202	2.6	7,026	383	5.5	5,759	344	6.0

Interest bearing liabilities and interest expense including intragroup	154,489	5,523	3.6	138,881	7,152	5.1	126,614	6,719	5.3
Intragroup elimination	(15,839)	(449)		(16,383)	(945)		(16,960)	(998)

Total interest bearing liabilities and interest expense	138,650	5,074	3.7	122,498	6,207	5.1	109,654	5,721	5.2

Non-interest bearing liabilities
Deposits and due to other financial institutions
Australia	3,782			3,810			3,651
New Zealand	947			900			925
Other Overseas	250			245			302
Life insurance policy liabilities	7,431			7,150			6,804

All other liabilities	14,209			17,643			15,280

Total non-interest bearing liabilities	26,619			29,748			26,962
Acceptances
Australia	7,701			16,654			12,403
Other Overseas	6			26			8

Total acceptances of customers	7,707			16,680			12,411

Total liabilities	172,976			168,926			149,027

Shareholders' equity	9,890			8,795			9,070
TOPrS	465			465			465
Outside equity interests	6			10			4

Total equity	10,361			9,270			9,539

Total liabilities and equity	183,337			178,196			158,566

The following table allocates changes in net interest income1 between changes in volume and changes in rate for the last two fiscal years. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest bearing liabilities. The variance caused by change in both volume and rate has been allocated in proportion to the relationship of the absolute dollar amount of each change to the total.

	Consolidated
	2002			2001
	Volume $m	Change due to Rate $m	Total $m	Volume $m	Change due to Rate $m	Total $m

Interest-earning assets
Due from other financial institutions
Australia	37	(12)	25	4	(7)	(3)
New Zealand	6	(16)	(10)	15	(18)	(3)
Other Overseas	13	(48)	(35)	(8)	(17)	(25)
Investment and trading securities
Australia	60	(74)	(14)	57	10	67
New Zealand	7	(22)	(15)	12	(1)	11
Other Overseas	(12)	(46)	(58)	71	(58)	13
Regulatory deposits
Other Overseas	(4)	(17)	(21)	(2)	(1)	(3)
Loans and other receivables
Australia	1,142	(1,746)	(604)	545	(18)	527
New Zealand	203	(350)	(147)	132	77	209
Other Overseas	(76)	(89)	(165)	72	(15)	57
Impaired loans
Australia	–	(1)	(1)	1	(2)	(1)
New Zealand	(1)	–	(1)	1	(2)	(1)
Other Overseas	6	(8)	(2)	–	–	–
Intragroup receivable
Overseas	11	(507)	(496)	(34)	(19)	(53)

Total change in interest income including intragroup	1,392	(2,936)	(1,544)	866	(71)	795
Intragroup elimination	(11)	507	496	34	19	53

Total change in interest income	1,381	(2,429)	(1,048)	900	(52)	848

Interest-bearing liabilities
Deposits
Australia	703	(538)	165	110	(18)	92
New Zealand	86	(148)	(62)	63	48	111
Other Overseas	14	(272)	(258)	(91)	(68)	(159)
Public borrowings by controlled entity borrowing corporations
Australia	(174)	(18)	(192)	4	9	13
New Zealand	(1)	–	(1)	(6)	–	(6)
Due to other financial institutions
Australia	12	(26)	(14)	51	(13)	38
New Zealand	(2)	–	(2)	7	(7)	–
Other Overseas	(39)	(54)	(93)	31	(2)	29
Loan capital
Australia	(28)	(122)	(150)	109	(25)	84
New Zealand	–	–	–	(3)	–	(3)
Other interest-bearing liabilities
Australia	153	(356)	(203)	232	(43)	189
New Zealand	(6)	1	(5)	(4)	(3)	(7)
Other Overseas	(36)	(282)	(318)	162	(57)	105
Intragroup payable
Australia	(72)	(243)	(315)	(108)	16	(92)
New Zealand	36	(217)	(181)	76	(37)	39

Total change in interest expense including intragroup	646	(2,275)	(1,629)	633	(200)	433
Intragroup elimination	36	460	496	32	21	53

Total change in interest expense	682	(1,815)	(1,133)	665	(179)	486

Change in net interest income
Australia	573	(773)	(200)	101	73	174
New Zealand	138	(241)	(103)	103	18	121
Other Overseas	(12)	400	388	31	36	67

Total change in net interest income	699	(614)	85	235	127	362

1
Net interest income includes tax equivalent gross up.

NOTE 29. GROUP SEGMENT INFORMATION

The basis of segment reporting reflects the management of the business within the Group, rather than the legal structure of the Group. The business segment results have been presented on a management reporting basis and consequently internal charges and transfer pricing adjustments have been reflected in the performance of each business segment. Intersegment pricing is determined on an arm's length basis.

Primary reporting – business segments

The business segments are defined by the customers they service and the services they provide. The Business and Consumer Banking segment consists of the combined results of Consumer Distribution, Business and Regional Banking Distribution and Consumer and Business Products. The Wealth Management segment provides investment, retirement planning and insurance services to our retail and wholesale customers. The Institutional Banking segment represents primarily corporations and institutional customers either based in, or with interests in, Australia and New Zealand, and also provides certain services to middle-market business banking customers in Australia and New Zealand. The New Zealand Retail segment comprises the retail operations of this region. Other includes the results of Business Technology Services and Solutions, Group Treasury, Pacific Banking and Head Office functions. The majority of the direct operating expenses of Other are recharged back to the business segments as indicated in the internal charges line within operating expenses.

	Consolidated 2002
	Business and Consumer Banking $m	Wealth Management $m	Institutional Banking $m	New Zealand Retail $m	Other $m	Total $m

Revenue from external customers	9,423	62	1,656	2,599	1,540	15,280
Internal revenue	279	37	519	34	(869)	–

Total segment revenue	9,702	99	2,175	2,633	671	15,280

Interest income[1]	6,811	–	1,072	1,273	203	9,359
Interest expense	(3,084)	–	(499)	(629)	(862)	(5,074)
Internal charges[2]	(600)	23	(98)	7	668	–

Net interest income	3,127	23	475	651	9	4,285
Net non-interest income	1,771	360	243	402	202	2,978
Internal charges[2]	123	(200)	33	2	42	–

Total operating income	5,021	183	751	1,055	253	7,263

Depreciation and goodwill amortisation	(73)	(13)	(10)	(75)	(202)	(373)
Other non-cash expenses	(75)	(5)	(11)	(3)	(297)	(391)
Other operating expenses	(1,491)	(226)	(278)	(407)	(829)	(3,231)
Internal charges[2]	(746)	(34)	(84)	(16)	880	–

Total operating expenses	(2,385)	(278)	(383)	(501)	(448)	(3,995)
Bad and doubtful debts	(368)	–	(96)	(51)	54	(461)

Operating profit before income tax	2,268	(95)	272	503	(141)	2,807
Income tax expense[1]	(494)	33	(140)	(140)	131	(610)
Outside equity interest	–	–	–	(1)	(4)	(5)

Net profit[3]	1,774	(62)	132	362	(14)	2,192

Total assets	102,164	8,541	49,123	19,944	11,265	191,037
Total liabilities	76,526	7,330	37,358	21,403	37,952	180,569
Acquisition of fixed assets and goodwill	200	333	6	74	1	614

1
Interest income and income tax expense includes tax equivalent gross up of $139 million.
2
Internal charges are eliminated on consolidation.
3
Includes the net profit on sale of shares in Australian Guarantee Corporation Limited of $662 million in Business and Consumer Banking, and $92 million in New Zealand Retail for the sale of certain assets of Australian Guarantee Corporation (N.Z.) Limited.

Primary reporting – business segments

	Consolidated 2001
	Business and Consumer Banking $m	Wealth Management $m	Institutional Banking $m	New Zealand Retail $m	Other $m	Total $m

Revenue from external customers	7,905	550	2,413	1,931	1,251	14,050
Internal revenue	754	70	726	72	(1,622)	–

Total segment revenue	8,659	620	3,139	2,003	(371)	14,050

Interest income[1]	7,588	–	1,383	1,550	(114)	10,407
Interest expense	(4,135)	–	(653)	(964)	(455)	(6,207)
Internal charges[2]	(362)	20	(208)	61	489	–

Net interest income	3,091	20	522	647	(80)	4,200
Net non-interest income	1,068	519	501	322	127	2,537
Internal charges[2]	54	(144)	10	–	80	–

Total operating income	4,213	395	1,033	969	127	6,737

Depreciation and goodwill amortisation	(95)	(14)	(11)	(71)	(202)	(393)
Other non-cash expenses	(81)	(5)	(12)	(3)	(48)	(149)
Other operating expenses	(1,357)	(103)	(274)	(429)	(865)	(3,028)
Internal charges[2]	(834)	(54)	(101)	(11)	1,000	–

Total operating expenses	(2,367)	(176)	(398)	(514)	(115)	(3,570)
Bad and doubtful debts	(311)	–	(114)	(31)	23	(433)

Operating profit before income tax	1,535	219	521	424	35	2,734
Income tax expense[1]	(549)	(38)	(147)	(144)	52	(826)
Outside equity interest	–	–	–	–	(5)	(5)

Net profit	986	181	374	280	82	1,903

Total assets	98,474	8,491	51,621	18,509	12,750	189,845
Total liabilities	72,883	7,266	39,492	19,301	41,198	180,140
Acquisition of fixed assets and goodwill	107	–	6	48	148	309

1
Interest income and income tax expense includes tax equivalent gross up of $149 million.
2
Internal charges are eliminated on consolidation.

Primary reporting – business segments

	Consolidated 2000
	Business and Consumer Banking $m	Wealth Management $m	Institutional Banking $m	New Zealand Retail $m	Other $m	Total $m

Revenue from external customers	7,245	1,568	2,450	1,802	2,063	15,128
Internal revenue	1,235	39	882	73	(2,229)	–

Total segment revenue	8,480	1,607	3,332	1,875	(166)	15,128

Interest income[1]	5,971	1	1,523	1,375	689	9,559
Interest expense	(2,004)	–	(595)	(809)	(2,313)	(5,721)
Internal charges[2]	(1,152)	(7)	(474)	34	1,599	–

Net interest income	2,815	(6)	454	600	(25)	3,838
Net non-interest income	887	497	335	297	398	2,414
Internal charges[2]	89	(114)	50	–	(25)	–

Total operating income	3,791	377	839	897	348	6,252

Depreciation and goodwill amortisation	(96)	(5)	(7)	(69)	(190)	(367)
Other non-cash expenses	(80)	(5)	(9)	(4)	(46)	(144)
Other operating expenses	(1,324)	(106)	(269)	(417)	(876)	(2,992)
Internal charges[2]	(809)	(50)	(107)	(7)	973	–

Total operating expenses	(2,309)	(166)	(392)	(497)	(139)	(3,503)
Bad and doubtful debts	(172)	–	6	(26)	(10)	(202)

Operating profit before income tax	1,310	211	453	374	199	2,547
Income tax expense[1]	(415)	(20)	(139)	(123)	(132)	(829)
Outside equity interest	–	–	–	–	(3)	(3)

Net profit	895	191	314	251	64	1,715

Total assets	90,690	8,143	48,558	15,951	4,276	167,618
Total liabilities	66,133	7,183	31,151	17,454	36,435	158,356
Acquisition of fixed assets and goodwill	158	–	7	64	189	418

1
Interest income and income tax expense includes tax equivalent gross up of $169 million.
2
Internal charges are eliminated on consolidation.

Secondary reporting – Geographic Segments

Geographic segmentation of assets, revenue and profit is based on the location of the office in which these items are booked. Intersegment pricing is determined on an arm's length basis.

	2002		2001		2000
	$m	%	$m	%	$m	%

Operating revenue (excluding gross up)
Australia	12,130	79.4	10,481	74.6	10,972	72.6
New Zealand	3,051	20.0	2,382	17.0	1,898	12.5
Other[1]	99	0.6	1,187	8.4	2,258	14.9

Total	15,280	100.0	14,050	100.0	15,128	100.0

Profit from ordinary activities before income tax
Australia	2,113	79.2	1,796	69.5	1,743	73.3
New Zealand	662	24.8	482	18.6	379	15.9
Other[1]	(107)	(4.0)	307	11.9	256	10.8

Total	2,668	100.0	2,585	100.0	2,378	100.0

Net profit attributable to equity holders of Westpac Banking Corporation
Australia	1,866	85.1	1,301	68.4	1,161	67.7
New Zealand	466	21.3	336	17.7	329	19.2
Other[1]	(140)	(6.4)	266	13.9	225	13.1

Total	2,192	100.0	1,903	100.0	1,715	100.0

Assets
Australia	151,918	79.5	151,421	79.8	133,758	79.8
New Zealand	30,972	16.2	28,977	15.3	24,973	14.9
Other[1]	8,147	4.3	9,447	4.9	8,887	5.3

Total	191,037	100.0	189,845	100.0	167,618	100.0

Acquisition of fixed assets and goodwill
Australia	539	87.8	249	80.6	340	81.4
New Zealand	74	12.0	48	15.5	64	15.3
Other[1]	1	0.2	12	3.9	14	3.3

Total	614	100.0	309	100.0	418	100.0

1
Other includes Pacific Islands, Asia, Americas and Europe.

NOTE 30. CREDIT RISK CONCENTRATIONS

Credit risk is the risk of financial loss from the failure of a customer to fully honour the terms of their contract with the Group. It arises not only from lending activities, but from any transaction which requires assured payment of funds on a given date. The process of controlling credit risk is integrated in the form of portfolio management. The portfolio is reviewed regularly to ensure that credit risk remains well diversified.

The following table sets out the credit risk concentrations of the Group:

	Consolidated
	Credit Risk Concentration as at 30 September 2002
	Trading Securities $m	Investment Securities $m	Loans $m	Acceptances $m	Credit Commitments[1] $m	Derivatives[1] $m	Life Insurance Assets $m	Total $m

Australia
Government and other public authorities	5,793	–	205	15	233	332	–	6,578
Agriculture, forestry and fishing	–	–	1,523	1,261	64	1	–	2,849
Commercial and financial	2,782	964	28,530	2,625	16,036	16,484	7,512	74,933
Real estate – construction	–	–	936	232	187	159	–	1,514
Real estate – mortgage	–	–	60,445	–	1,683	–	–	62,128
Instalment loans and other personal lending	–	–	15,354	655	35	–	–	16,044
Lease financing	–	–	809	–	–	–	–	809

Total Australia	8,575	964	107,802	4,788	18,238	16,976	7,512	164,855

New Zealand
Government and other public authorities	1,056	–	389	–	61	17	7	1,530
Agriculture, forestry and fishing	–	–	1,921	–	63	18	–	2,002
Commercial and financial	203	–	10,127	–	785	1,576	47	12,738
Real estate – construction	–	–	205	–	37	16	–	258
Real estate – mortgage	–	–	12,193	–	2,013	–	–	14,206
Instalment loans and other personal lending	–	–	1,681	–	13	–	–	1,694

Total New Zealand	1,259	–	26,516	–	2,972	1,627	54	32,428

Other Overseas
Government and other public authorities	–	116	8	–	5	–	–	129
Agriculture, forestry and fishing	–	10	49	–	9	–	–	68
Commercial and financial	809	2,223	2,134	–	2,850	283	–	8,299
Real estate – construction	–	–	181	–	6	–	–	187
Real estate – mortgage	–	–	438	–	9	–	–	447
Instalment loans and other personal lending	–	–	75	–	4	–	–	79
Lease financing	–	–	101	–	1	–	–	102

Total Other Overseas	809	2,349	2,986	–	2,884	283	–	9,311

Total	10,643	3,313	137,304	4,788	24,094	18,886	7,566	206,594

Other risk concentrations
Amounts due from other financial institutions								5,242
Regulatory deposits								455

Total gross credit risk								212,291

1
Credit risk for credit commitments and derivatives are based on definitions per notes 34 and 35.

Collateral security, in the form of real property or a floating charge, is generally taken for business credit except for major government, bank and corporate counterparties of strong financial standing. Longer term consumer finance is generally secured against real estate while revolving consumer credit is generally unsecured.

	Consolidated
	Credit Risk Concentration as at 30 September 2001
	Trading Securities $m	Investment Securities $m	Loans $m	Acceptances $m	Credit Commitments[1] $m	Derivatives[1] $m	Life Insurance Assets $m	Total $m

Australia
Government and other public authorities	5,239	–	575	20	924	223	–	6,981
Agriculture, forestry and fishing	–	–	1,335	1,089	52	16	–	2,492
Commercial and financial	3,287	824	24,072	13,447	6,804	18,155	7,315	73,904
Real estate – construction	–	–	817	275	299	157	–	1,548
Real estate – mortgage	150	–	53,877	–	2,816	–	–	56,843
Instalment loans and other personal lending	–	–	12,906	846	169	–	–	13,921
Lease financing	–	–	2,334	–	–	–	–	2,334

Total Australia	8,676	824	95,916	15,677	11,064	18,551	7,315	158,023

New Zealand
Government and other public authorities	1,278	–	304	–	65	3	5	1,655
Agriculture, forestry and fishing	12	–	1,810	–	220	32	–	2,074
Commercial and financial	99	–	8,120	–	932	2,129	32	11,312
Real estate – construction	–	–	199	–	32	16	–	247
Real estate – mortgage	–	–	10,934	–	1,734	–	–	12,668
Instalment loans and other personal lending	–	–	2,352	–	115	–	–	2,467
Lease financing	–	–	25	–	–	–	–	25

Total New Zealand	1,389	–	23,744	–	3,098	2,180	37	30,448

Other Overseas
Government and other public authorities	–	56	12	–	2	–	–	70
Agriculture, forestry and fishing	–	–	48	–	30	–	–	78
Commercial and financial	564	2,080	3,537	23	6,892	476	–	13,572
Real estate – construction	–	–	30	–	3	–	–	33
Real estate – mortgage	–	–	264	–	5	–	–	269
Instalment loans and other personal lending	–	–	174	–	20	–	–	194
Lease financing	–	–	126	–	1	–	–	127

Total Other Overseas	564	2,136	4,191	23	6,953	476	–	14,343

Total	10,629	2,960	123,851	15,700	21,115	21,207	7,352	202,814

Other risk concentrations
Amounts due from other financial institutions								5,094
Regulatory deposits								482

Total gross credit risk								208,390

1
Credit risk for credit commitments and derivatives are based on definitions per notes 34 and 35.

Collateral security, in the form of real property or a floating charge, is generally taken for business credit except for major government, bank and corporate counterparties of strong financial standing. Longer term consumer finance is generally secured against real estate while revolving consumer credit is generally unsecured.

NOTE 31. AUDITORS' REMUNERATION

	Consolidated			Parent Entity
	2002 $'000	2001 $'000	2000 $'000	2002 $'000	2001 $'000

Remuneration for audit or review of the financial statements:
Auditors of Westpac[1]	2,855	2,617	2,609	2,855	2,617
Auditors of controlled entities[1]
PricewaterhouseCoopers	924	991	945	–	–
Other auditors	31	73	32	–	–

	3,810	3,681	3,586	2,855	2,617
Goods and services tax	368	331	167	301	260

	4,178	4,012	3,753	3,156	2,877

Remuneration for other services by Westpac auditors and PricewaterhouseCoopers[1,2,3]
Auditors of Westpac	165	118	485	165	118
PricewaterhouseCoopers – Australian firm	7,301	10,412	9,127	6,512	9,303
Related practices of PricewaterhouseCoopers	1,922	2,297	3,838	1,519	1,537

	9,388	12,827	13,450	8,196	10,958
Goods and services tax	904	1,222	559	781	1,022

	10,292	14,049	14,009	8,977	11,980

1
The auditors of Westpac are Messrs Chowdry and Codling. The firm in which they are partners, PricewaterhouseCoopers, audit most of the controlled entities.
2
Other services, excluding GST, include principally $575,000 (2001 $578,000, 2000: $547,000) for regulatory and statutory services, $5,328,000 (2001: $8,200,000, 2000: $7,210,000) for consulting and advisory services, $1,017,000 (2001: $2,778,000, 2000: $1,793,000) for taxation services and $2,468,000 (2001: $1,271,000, 2000: $3,900,000) for other assurance services.
3
On 1 October 2002, PricewaterhouseCoopers completed the sale of its global management consulting and information services business, PwC Consulting. The level of non-audit fees, including GST, earned by the auditors of Westpac, PricewaterhouseCoopers and the related practices of PricewaterhouseCoopers, excluding PwC Consulting was $5,616,000 (2001: $6,764,000, 2000: $7,918,000).

It is Westpac's policy to employ the external auditors on assignments additional to their statutory audit duties only if their independence is not impaired or seen to be impaired, and where their expertise and experience with Westpac is important. As described above, these assignments relate principally to regulatory reporting, taxation services and other assurance services, or where the external auditors are awarded assignments on a competitive basis.

NOTE 32. EXPENDITURE COMMITMENTS

	Consolidated		Parent Entity
	2002 $m	2001 $m	2002 $m	2001 $m

Commitments for capital expenditure not provided for in the financial statements:
Payable within one year[1,2]	945	10	940	1
Payable later than one year but not later than 5 years[1,2]	250	–	250	–

Total commitments for capital expenditure not provided for in the financial statements	1,195	10	1,190	1

Lease commitments (all leases are classified as operating leases)
Premises and sites	740	1,042	740	1,034
Furniture and equipment	15	80	15	67

Total lease commitments	755	1,122	755	1,101

Due within one year	207	234	207	230
Due after one year but not later than 5 years	416	557	416	547
Due after 5 years	132	331	132	324

Total lease commitments	755	1,122	755	1,101

As at 30 September 2002, the total future minimum lease payments expected to be received by both the Group and Westpac from non cancellable sub-leases was $10 million (2001 $82 million).

1
On 19 August 2002, Westpac entered into agreements to acquire 100% of Hastings Fund Management Limited ("HFM"). Westpac agreed to pay $36 million for a 51% interest in HFM which settled 16 October 2002. The initial consideration may increase by a maximum of $10 million over the next three years if agreed financial performance targets are reached. The price for the remaining 49% of HFM will be determined when that interest is acquired on or about 16 October 2005 and will be based on HFM's financial performance, subject to a minimum of $20 million and a maximum of $90 million.
2
On 26 August 2002, Westpac announced the acquisition of most of BT Financial Group. Westpac will pay approximately $900 million early in the new financial year with an additional $150 million contingent on certain performance targets being met.

Operating lease arrangements

Operating leases are entered into to meet the business needs of the Group. Leases are primarily over commercial and industrial premises and plant and equipment. Lease rentals are determined in accordance with market conditions when leases are entered into or on rental review dates. Leased premises that have become excess to the Group's business needs have been sublet where possible and any expected rental shortfalls fully provided for. There are no restrictions imposed on the Group by lease arrangements other than in respect of the specific premises being leased.

The Group has lease commitments resulting from the sale and lease back of various premises. These leases are generally for a term of five years with an option to extend for another five years. In most instances, other than the lease arrangements, the Group has no ongoing interests in the premises. In a small number of earlier sale and lease back arrangements the Group retained the right of first refusal to purchase the property.

NOTE 33. SUPERANNUATION COMMITMENTS

There are numerous defined contribution and defined benefit superannuation schemes operating throughout the Group. Contributions, as specified in the rules of the respective defined benefit and defined contribution funds are made by Westpac as required. Actuarial valuations of the funds are undertaken annually. Contributions to the various defined benefit schemes are at rates, reviewed annually, sufficient to keep the schemes solvent based on actuarial assessments.

The Group's principal scheme for employees in Australia, the Westpac Staff Superannuation Plan ("WSSP") is a defined benefit scheme and provides lump sum and pension benefits. WSSP also has a section which provides accumulation benefits. The Group's contributions for the years ended 30 September 2002, 2001 and 2000 were nominal.

An actuarial review, as at 1 October 2001, was carried out by independent actuaries on the WSSP. See also notes 1 (h)i, 5 and 18. The next full actuarial review is expected to be undertaken at 30 June 2003.

The financial status of WSSP and the principal defined benefit schemes overseas are as follows:

		WSSP $m	Overseas Schemes $m	Total $m

(i)	Present value of employees' accrued benefits[1]	1,638	404	2,042
(ii)	Net market value of assets held by the scheme to meet future benefit payments	2,077	407	2,484

	Excess of assets held to meet future benefit payments over present value of employees' accrued benefits	439	3	442

(iii)	Vested benefits[2]	1,561	205	1,766

1
Accrued benefits represent the scheme's present obligation to pay benefits to members and beneficiaries based on the present value of the expected future payments which arise from membership of the scheme up to reporting date. The figure is determined by reference to expected future salary levels and by application of a market-based risk adjusted discount rate and relevant actuarial assumptions.
2
Vested benefits are benefits which are not conditional upon continued membership of the scheme (or any factor other than resignation from the scheme) and include benefits which members were entitled to receive had they terminated their scheme membership as at year end.

The above amounts have been extracted from the financial statements and actuarial valuations of the schemes as at:

•
for WSSP, item (i) 30 June 2000, items (ii) and (iii) 30 June 2002; and
•
for overseas schemes, various dates between 31 December 2001 and 27 August 2002.

The Group has no material obligations in respect of post-retirement employee benefits other than pensions.

NOTE 34. CONTINGENT LIABILITIES AND CREDIT COMMITMENTS

The Group is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers and in managing its own risk profile. These financial instruments include commitments to extend credit, bill endorsements, financial guarantees, standby letters of credit and underwriting facilities.

The Group's exposure to credit loss in the event of non-performance by the other party to such financial instruments is represented by the contract or notional amount of those instruments. However, some commitments to extend credit and provide underwriting facilities can be cancelled or revoked at any time at the Group's option.

The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Group takes collateral where it is considered necessary to support, both on and off-balance sheet, financial instruments with credit risk. The Group evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral taken, if deemed necessary, on the provision of a financial facility is based on management's credit evaluation of the counterparty. The collateral taken varies but may include cash deposits, receivables, inventory, plant and equipment, real estate and investments.

The Group is obliged to repurchase securitised loans where there is a breach of warranty within 120 days of sale, or where the securitised loans cease to conform with the terms and conditions of the Westpac Securitisation Trust program.

Off-balance sheet credit-risk related financial instruments are as follows:

	Consolidated				Parent Entity
	2002		2001		2002		2001
	Contract or Notional Amount $m	Credit Equivalent[1] $m	Contract or Notional Amount $m	Credit Equivalent[1] $m	Contract or Notional Amount $m	Credit Equivalent[1] $m	Contract or Notional Amount $m	Credit Equivalent[1] $m

Credit-risk related instruments
Standby letters of credit and financial guarantees[2]	6,001	6,001	1,764	1,764	5,961	5,961	1,758	1,758
Trade letters of credit[3]	389	78	441	88	379	76	438	88
Non-financial guarantees[4]	4,396	2,198	3,291	1,646	4,384	2,192	3,285	1,643
Commitments to extend credit:
Residual maturity less than 1 year[5]	34,227	–	32,318	–	34,182	–	32,264	–
Residual maturity 1 year or more	11,290	5,645	17,501	8,751	11,290	5,645	17,496	8,748
Other commitments[6]	6,725	10,172	7,102	8,866	9,634	13,081	7,007	8,771

Total credit-risk-related instruments	63,028	24,094	62,417	21,115	65,830	26,955	62,248	21,008

1
Credit equivalents are determined in accordance with the APRA risk-weighted capital adequacy guidelines (refer note 26).
2
Includes $3.4 billion credit indemnity provided on AGC business finance loans.
3
Trade letters of credit are for terms up to 1 year secured against an underlying shipment of goods or backed by a confirmatory letter from another bank.
4
Non-financial guarantees include other trade related letters of credit and obligations backing the performance of commercial contracts.
5
The credit conversion factor is 0% for credit commitments with a residual maturity of less than one year or which can be unconditionally cancelled by the Group at any time without notice.
6
Other commitments include forward purchases of assets, forward deposits, underwriting commitments and credit derivatives.

Additional liabilities and commitments

Legislative liabilities

The Group has the following assessed liabilities at 30 September 2002:

•
$17 million (2001 $13 million) based on an actuarial assessment as a self-insurer under the Workers' Compensation Act, 1987 (New South Wales);
•
$4 million (2001 $3 million) based on an actuarial assessment as a self-insurer under the Accident Compensation Act, 1985 (Victoria); and
•
$2 million (2001 $2 million) based on an actuarial assessment as a self-insurer under the Workercover Queensland Act, 1996 (Queensland).

Adequate provision has been made for these liabilities in the provision for annual leave and other staff benefits (note 22).

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group's likely loss has been made on a case-by-case basis and a provision has been made where appropriate within the provision for bad and doubtful debts (note 13) or the provision for non-lending losses (note 22).

Liquidity support

In accordance with the Regulations of the Australian Payments Clearing Association (APCA), Westpac may be required to provide liquidity support for any other APCA member that fails to settle its clearing obligations.

In addition, Westpac is a participant to the Interbank Deposit Agreement along with three other Australian banks. In accordance with the Interbank Deposit Agreement, a deposit notice may be served upon the other participants by a bank which is experiencing liquidity problems. The other participants are then required to deposit equal amounts of up to $2 billion each for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

Significant long term contracts

On 1 October 2001, Westpac entered into a ten year agreement with EDS (Business Process Administration) Pty Limited whereby they will provide mortgage and other processing services in connection with the mortgage loan portfolio. The residual value of the agreement is approximately $1 billion.

On 3 December 2000, Westpac entered into a ten year contract with IBM Global Services Australia relating to the management of the core banking technology operations in Australia, New Zealand and the Pacific. The exact amount of the contract commitment is unable to be reliably measured as Westpac's obligations are dependent upon business volumes over the period of the contract.

Parent Entity guarantees and undertakings

Excluded from the consolidated amounts disclosed above are the following guarantees and undertakings extended to entities in the Group by Westpac:

(i)
Guarantees of commercial paper and other debt securities issued by certain controlled entities that are, in accordance with guidelines, provided by APRA, are immediately on lent to Westpac;
(ii)
Issue of letters of comfort in respect of certain controlled entities in the normal course of business. The letters recognise that Westpac has a responsibility to ensure that those controlled entities continue to meet their obligations; and
(iii)
Guarantee of the repayment of loans made by Westpac Bank-PNG-Limited to the extent that they exceed a prescribed limit.

NOTE 35. DERIVATIVE FINANCIAL INSTRUMENTS

Derivative contracts include forwards, futures, swaps and options, all of which are bilateral contracts or payment exchange agreements, whose values derive from the value of an underlying asset, reference rate or index. Derivatives are flexible and cost-effective tools for assisting in the management of interest rate, exchange rate, commodity, credit and equity exposures.

A forward contract obliges one party to buy and the other to sell, a specific underlying product or instrument at a specific price, amount, and date in the future. A forward rate agreement (FRA) is an agreement between two parties establishing a contract interest rate on a notional principal over a specified period commencing at a specific future date.

A futures contract is similar to a forward contract. A futures contract obliges its owner to buy a specific underlying commodity or financial instrument at a specified price on the contract maturity date (or to settle the value for cash). Futures are exchange traded.

A swap transaction obliges the two parties to the contract to exchange a series of cash flows at specified intervals known as payment or settlement dates.

An option contract gives the option holder the right, but not the obligation, to buy or sell a specified amount of a given commodity or financial instrument at a specified price during a certain period or on a specific date. The writer of the option contract is obliged to perform if the holder exercises the right contained therein.

The following terms are used in the remainder of this note to describe the Group's exposure to derivatives.

The "notional amount" is a measure of the volume which may be used for examining changes in derivative activity over time. The notional amount is the face value of the contract. Unlike an on-balance sheet financial instrument, the notional amount of a derivative does not reflect the amount at risk which is generally only a small fraction of this value.

The "regulatory credit equivalent" is calculated for capital adequacy purposes using APRA's current exposure method. Credit equivalent amounts are calculated as replacement cost (positive mark-to-market) plus an add-on for potential credit exposure based on a credit conversion factor (percentage) of the notional amount. The credit conversion factors are as shown below:

	Less than 1 year %	Over 1 year to 5 years %	Over 5 years %

Interest rate	Nil	0.5	1.5
Foreign exchange (including gold)	1.0	5.0	7.5
Equities	6.0	8.0	10.0
Precious metals (excluding gold)	7.0	7.0	8.0
Other commodities	10.0	12.0	15.0

The "positive mark-to-market" (replacement cost) is the cost of replacing all transactions in a gain position to the Group and is included in "other assets" on the statement of financial position.

The "negative mark-to-market" represents the cost to the Group's counterparties of replacing all transactions in a loss position to the Group and is included in "other liabilities" on the statement of financial position. The mark-to-market values do not include any offsetting physical positions that may exist, including structural balance sheet positions, and they do not include any benefits from master netting agreements.

The Group uses derivatives in two distinct capacities; as a dealer and as an end-user as part of its asset and liability management activities. As a dealer, the Group's primary objective is to derive income from the sale of derivatives to meet Westpac's customers needs. In addition to the sale of derivatives to customers, the Group also undertakes market making and discretionary trading activities. Market making involves providing quotes to other dealers who reciprocate by providing the Group with their own quotes. This process ensures liquidity in the key markets in which the Group operates. The Group also trades on its own account to exploit arbitrage opportunities and market anomalies, as well as to take outright views on market direction. These activities, known as proprietary trading, represent a limited part of the Group's derivative activities.

Certain leveraged derivatives include an explicit leverage factor in the payment formula. The leverage factor has the effect of multiplying the notional amount such that the impact of changes in the underlying price or prices may be greater than that indicated by the notional amount alone. The Group has no significant exposure to those types of transactions.

The following table provides details of the Group's outstanding derivatives used for trading and hedging activities as at 30 September. Credit derivatives used for credit portfolio diversification purposes are included within other commitments in note 34.

	Notional Amount $m	Regulatory Credit Equivalent $m	Positive Mark-to-market (replacement cost) $m	Negative Mark-to-market $m	Average Positive Mark-to-market (replacement cost) $m	Average Negative Mark-to- market $m

2002
Trading derivatives outstanding
Interest rate
Futures	28,727	–	1	1	–	–
Forwards	24,669	7	8	10	10	12
Swaps	231,350	5,351	4,268	4,030	3,758	3,301
Purchased options	12,971	144	103	–	96	–
Sold options	7,434	–	–	78	–	84
Foreign exchange
Forwards	258,999	6,056	3,372	3,579	4,533	3,790
Swaps	53,592	5,744	3,581	3,412	2,117	2,553
Purchased options	38,403	1,235	995	–	878	–
Sold options	34,933	–	–	504	–	574
Commodities	1,000	174	40	23	33	24
Equities and credit	1,456	122	45	–	11	6

Total trading derivatives outstanding	693,534	18,833	12,413	11,637	11,436	10,344

Hedging derivatives outstanding
Interest rate
Futures	20,130	–
Forwards	15,573	2
Swaps	3,920	51

Total hedging derivatives outstanding	39,623	53

Total derivatives outstanding	733,157	18,886	12,413	11,637	11,436	10,344

2001
Trading derivatives outstanding
Interest rate
Futures	21,024	–	2	3	2	3
Forwards	55,344	21	20	24	11	361
Swaps	192,162	5,263	4,127	4,041	3,020	2,703
Purchased options	17,051	139	110	–	67	–
Sold options	6,767	–	–	88	–	66
Foreign exchange
Forwards	242,547	8,559	6,476	4,795	6,528	4,514
Swaps	47,688	4,590	2,385	1,109	1,861	1,273
Purchased options	21,149	1,233	950	–	999	–
Sold options	18,588	–	–	543	–	608
Commodities	913	143	49	23	43	23
Equities and credit	5,678	1,222	1	20	2	13

Total trading derivatives outstanding	628,911	21,170	14,120	10,646	12,533	9,564

Hedging derivatives outstanding
Interest rate
Futures	28,552	–
Swaps	2,968	37

Total hedging derivatives outstanding	31,520	37

Total derivatives outstanding	660,431	21,207	14,120	10,646	12,533	9,564

In addition to the above hedging derivatives outstanding, certain derivative positions used in the Group's asset and liability management activities are transacted internally with the Group's independently managed dealing units. The dealing units, in turn, cover their positions in the market place.

The following table shows the notional amount of such internal derivative transactions outstanding at year end. The notional amounts do not represent direct credit exposures. Credit risk does arise in respect of offsetting external transactions. The regulatory credit equivalent is included in the above table of trading derivatives.

	Notional Principal Amount
	2002 $m	2001 $m

Derivatives used for asset and liability management purposes
Interest rate
Forwards	8,295	448
Swaps	71,230	68,101
Purchased options	259	554
Foreign exchange
Forwards	4,126	2,115
Swaps	11,698	15,330

Total derivatives used for asset and liability management purposes	95,608	86,548

Where hedge transactions are terminated prior to the maturity of the underlying exposures, gains or losses on termination or redesignated are deferred and recognised over the remaining term of the underlying exposure. As at 30 September 2002, the net amount of the deferred loss in relation to terminated, redesignated and matured hedge contracts was $0.5 million (2001 $6.3 million gain) which will be amortised to the statement of financial performance.

NOTE 36. INTEREST RATE RISK

Sensitivity to interest rates arises from mismatches in the interest rate characteristics of the assets and their corresponding liability funding. One of the major causes of these mismatches is timing differences in the repricing of the asset and liabilities. These mismatches are actively managed as part of the overall interest rate risk management process which is conducted in accordance with Group policy guidelines.

The following table represents a break down of the contractual repricing, by time, of the Group's net asset position as at 30 September 2002. The Group uses this contractual repricing information as a base, which is then altered to take account of consumer behaviour, to manage its interest rate risk.

	Consolidated 2002
	Less than 1 month $m	Over 1 month to 3 months $m	Over 3 months to 1 year $m	Over 1 year to 5 years $m	Over 5 years $m	Non- interest bearing $m	Total $m	Weighted Average Rate[1] %

Australia
Assets
Cash and balances with central banks	–	–	–	–	–	1,554	1,554	–
Due from other financial institutions	1,873	–	–	1,412	–	16	3,301	5.4%
Trading securities	8,575	–	–	–	–	–	8,575	4.9%
Investment securities	51	778	135	–	–	–	964	5.7%
Loans[2]	81,370	8,087	7,480	10,481	385	(1,197)	106,606	6.2%
Acceptances of customers	–	–	–	–	–	4,788	4,788	–
Life insurance assets[3]	1,553	152	238	2	–	5,567	7,512	5.0%
Fixed assets	–	–	–	–	–	632	632	–
All other assets	–	–	–	–	–	17,986	17,986	–

Total assets	93,422	9,017	7,853	11,895	385	29,346	151,918

Liabilities
Due to other financial institutions	971	129	653	–	–	555	2,308	2.8%
Deposits and public borrowings	59,697	11,023	7,116	482	32	3,612	81,962	3.5%
Debt issues	3,756	5,865	3,178	5,431	224	–	18,454	3.8%
Acceptances	–	–	–	–	–	4,788	4,788	–
Life insurance policy liabilities[3]	–	–	127	201	126	6,698	7,152	5.0%
All other liabilities	–	–	–	–	–	18,623	18,623	–
Net intragroup payable	7,473	–	–	–	–	–	7,473	2.6%

Total liabilities excluding loan capital	71,897	17,017	11,074	6,114	382	34,276	140,760

Loan capital	828	2,284	829	425	104	–	4,470	4.2%

Total liabilities	72,725	19,301	11,903	6,539	486	34,276	145,230

Net assets	20,697	(10,284)	(4,050)	5,356	(101)	(4,930)	6,688

Total equity	–	–	–	–	–	6,688	6,688

Off-balance sheet items	(3,780)	2,391	2,084	(922)	227	–	–

Net mismatch – Australia	16,917	(7,893)	(1,966)	4,434	126	(11,618)	–

1
The weighted average rate is calculated excluding non-interest bearing assets and liabilities.
2
The non-interest bearing category for loans include the provisions for bad and doubtful debts.
3
The investment earnings on life insurance assets support the life insurance policy liabilities and does not contribute to market risk on the Group's banking operations.

	Consolidated 2002
	Less than 1 month $m	Over 1 month to 3 months $m	Over 3 months to 1 year $m	Over 1 year to 5 years $m	Over 5 years $m	Non- interest bearing $m	Total $m	Weighted Average Rate[1] %

New Zealand
Assets
Cash and balances with central banks	–	–	–	–	–	97	97	–
Due from other financial institutions	261	338	69	–	–	57	725	5.8%
Trading securities	1,260	–	–	–	–	–	1,260	5.4%
Loans[2]	11,223	3,286	4,164	7,834	9	(74)	26,442	7.9%
Life insurance assets[3]	–	–	2	1	1	50	54	5.8%
Fixed assets	–	–	–	–	–	147	147	–
All other assets	174	–	–	–	–	2,073	2,247	–

Total assets	12,918	3,624	4,235	7,835	10	2,350	30,972

Liabilities
Due to other financial institutions	284	5	1	–	–	94	384	5.4%
Deposits and public borrowings	10,654	3,841	2,980	716	37	872	19,100	4.0%
Debt issues	–	52	85	–	–	–	137	5.9%
Life insurance policy liabilities[3]	–	–	–	–	–	11	11	–
All other liabilities	–	–	–	–	–	1,832	1,832	–
Net intragroup payable	7,187	–	–	–	–	–	7,187	2.6%

Total liabilities excluding loan capital	18,125	3,898	3,066	716	37	2,809	28,651

Loan capital	–	–	–	42	–	–	42	7.6%

Total liabilities	18,125	3,898	3,066	758	37	2,809	28,693

Net assets	(5,207)	(274)	1,169	7,077	(27)	(459)	2,279

Total equity	–	–	–	–	–	2,279	2,279

Off-balance sheet items	2,677	2,285	(934)	(4,735)	707	–	–

Net mismatch – New Zealand	(2,530)	2,011	235	2,342	680	(2,738)	–

Other Overseas
Total assets	16,548	966	674	3,016	1,069	534	22,807	3.2%
Total liabilities	6,443	7,407	4,075	1,592	653	1,136	21,306	2.9%

Net assets	10,105	(6,441)	(3,401)	1,424	416	(602)	1,501

Total equity	–	–	–	–	–	1,501	1,501

Off-balance sheet items	(8)	(2,019)	1,466	174	387	–	–

Net mismatch – Other Overseas	10,097	(8,460)	(1,935)	1,598	803	(2,103)	–

1
The weighted average rate is calculated excluding non-interest bearing assets and liabilities.
2
The non-interest bearing category for loans include the provisions for bad and doubtful debts.
3
The investment earnings on life insurance assets support the life insurance policy liabilities and does not contribute to market risk on the Group's banking operations.

	Consolidated 2001
	Less than 1 month $m	Over 1 month to 3 months $m	Over 3 months to 1 year $m	Over 1 year to 5 years $m	Over 5 years $m	Non- interest bearing $m	Total $m	Weighted Average Rate[1] %

Australia
Assets
Cash and balances with central banks	–	–	–	–	–	845	845	–
Due from other financial institutions	2,226	–	–	–	–	795	3,021	5.0%
Trading securities	8,676	–	–	–	–	–	8,676	6.0%
Investment securities	512	309	3	–	–	–	824	6.0%
Loans[2]	71,455	3,540	6,124	14,182	609	(1,395)	94,515	7.4%
Acceptances of customers	–	–	–	–	–	15,677	15,677	–
Life insurance assets[3]	1,454	202	216	1	–	5,442	7,315	5.0%
Fixed assets	–	–	–	–	–	824	824	–
All other assets	–	–	–	–	–	19,724	19,724	–

Total assets	84,323	4,051	6,343	14,183	609	41,912	151,421

Liabilities
Due to other financial institutions	560	284	689	–	–	502	2,035	3.8%
Deposits and public borrowings	48,316	7,643	6,714	2,447	34	3,666	68,820	3.5%
Debt issues	4,345	5,153	1,309	7,808	68	–	18,683	4.5%
Acceptances	–	–	–	–	–	15,677	15,677	–
Life insurance policy liabilities[3]	–	–	245	136	69	6,664	7,114	5.0%
All other liabilities	–	–	–	–	–	19,108	19,108	–
Net intragroup payable	9,780	–	–	–	–	–	9,780	5.7%

Total liabilities excluding loan capital	63,001	13,080	8,957	10,391	171	45,617	141,217

Loan capital	1,152	2,087	1,118	112	328	–	4,797	4.9%

Total liabilities	64,153	15,167	10,075	10,503	499	45,617	146,014

Net assets	20,170	(11,116)	(3,732)	3,680	110	(3,705)	5,407

Total equity	–	–	–	–	–	5,407	5,407

Off-balance sheet items	(1,897)	(310)	1,701	593	(87)	–	–

Net mismatch – Australia	18,273	(11,426)	(2,031)	4,273	23	(9,112)	–

1
The weighted average rate is calculated excluding non-interest bearing assets and liabilities.
2
The non-interest bearing category for loans include the provisions for bad and doubtful debts.
3
The investment earnings on life insurance assets support the life insurance policy liabilities and does not contribute to market risk on the Group's banking operations.

	Consolidated 2001
	Less than 1 month $m	Over 1 month to 3 months $m	Over 3 months to 1 year $m	Over 1 year to 5 years $m	Over 5 years $m	Non- interest bearing $m	Total $m	Weighted Average Rate[1] %

New Zealand
Assets
Cash and balances with central banks	–	–	–	–	–	100	100	–
Due from other financial institutions	745	33	58	–	–	–	836	5.0%
Trading securities	116	193	743	337	–	–	1,389	5.4%
Loans[2]	10,948	2,954	3,656	6,180	7	(81)	23,664	8.1%
Life insurance assets[3]	–	–	1	8	–	28	37	1.3%
Fixed assets	–	–	–	–	–	169	169	–
All other assets	–	–	–	–	–	2,782	2,782	–

Total assets	11,809	3,180	4,458	6,525	7	2,998	28,977

Liabilities
Due to other financial institutions	86	2	–	–	–	165	253	3.1%
Deposits and public borrowings	9,990	3,571	2,493	468	–	847	17,369	4.4%
Debt issues	171	17	–	50	–	–	238	1.7%
Life insurance policy liabilities[3]	–	–	–	–	–	9	9	–
All other liabilities	154	–	–	–	–	1,867	2,021	–
Net intragroup payable	6,982	–	–	–	–	–	6,982	–

Total liabilities excluding loan capital	17,383	3,590	2,493	518	–	2,888	26,872

Loan capital	–	–	–	41	–	–	41	7.6%

Total liabilities	17,383	3,590	2,493	559	–	2,888	26,913

Net assets	(5,574)	(410)	1,965	5,966	7	110	2,064

Total equity	–	–	–	–	–	2,064	2,064

Off-balance sheet items	2,337	(103)	(615)	(2,279)	660	–	–

Net mismatch – New Zealand	(3,237)	(513)	1,350	3,687	667	(1,954)	–

Other Overseas
Total assets	19,671	555	778	2,639	1,602	964	26,209	5.2%
Total liabilities	7,987	8,099	4,474	1,722	219	1,474	23,975	3.9%

Net assets	11,684	(7,544)	(3,696)	917	1,383	(510)	2,234

Total equity	–	–	–	–	–	2,234	2,234

Off-balance sheet items	(52)	(3,317)	2,859	(23)	533	–	–

Net mismatch – Other Overseas	11,632	(10,861)	(837)	894	1,916	(2,744)	–

1
The weighted average rate is calculated excluding non-interest bearing assets and liabilities.
2
The non-interest bearing category for loans include the provisions for bad and doubtful debts.
3
The investment earnings on life investment assets support the life insurance policy liabilities and does not contribute to market risk on the Group's banking operations.

NOTE 37. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following information represents estimates of fair values at a point in time. Quoted market prices, when available, are used as the measure of fair values. However, for a significant portion of the Group's financial instruments, quoted market prices do not exist. For such financial instruments, fair values presented are estimates derived using net present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. In addition, the value of long term relationships with depositors (core deposit intangibles) and other customers (such as credit card intangibles) are not reflected. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amount the Group could have realised in a sales transaction at 30 September 2002.

The fair value estimates were determined by application of the methods and assumptions described below.

Cash and short-term liquid assets

For cash and cash at bank, loans to dealers in the Australian short-term money market, amounts due from other financial institutions with maturities of less than three months, and other types of short-term financial instruments recognised in the statement of financial position under "other assets" or "other liabilities", the carrying amount is a reasonable estimate of fair value.

Floating rate financial instruments

For floating rate financial instruments, the carrying amount is generally a reasonable estimate of fair value.

Trading and investment securities

For trading securities, the estimated fair values, which are also the carrying amounts, are generally based on quoted market prices, dealer quotes or manager quotes. For investment securities, fair values are also based on quoted market prices, dealer quotes or manager quotes or, where there is no ready market in certain securities, fair values have been assessed by reference to interest yields.

Regulatory deposits

The Group is required by law, in several countries in which it operates, to lodge regulatory deposits with the local central bank at a rate of interest below that generally prevailing in that market. As the Group's ability to carry on the business of banking is conditional upon the maintenance of these deposits, their fair value is assumed to be equal to their carrying value, notwithstanding the below market rate of interest being earned thereon.

Due from other financial institutions and loans

For amounts due from other financial institutions with maturities of three months or more and fully-performing fixed-rate loans, fair values have been estimated by reference to current rates at which similar advances would be made to banks and other borrowers with a similar credit rating and the same remaining maturities.

For variable-rate loans, excluding impaired loans, the carrying amount is generally a reasonable estimate of fair value.

Fair value of credit card receivables is based on the carrying value of receivables outstanding which is generally a reasonable estimate and does not include the value associated with the relationships Westpac has with its credit card customers.

The fair values of impaired loans are estimated by discounting the estimated future cash flows using current market interest rates incorporating an appropriate risk factor or, where such loans are collateralised and have been written down to the current market value of the collateral, the estimated fair value is based on the written-down carrying value.

In arriving at the fair values for loans on the above bases, the total fair value of the entire loan portfolio has been reduced by $1,162 million (2001 $1,294 million) being the carrying value of the general provision for bad and doubtful debts which covers unidentified losses inherent in the portfolio.

Acceptances of customers

Given the short term nature of acceptances of customers and the fact that they exactly net off against the contra liability acceptances, the carrying amount is a reasonable estimate of the fair value.

Life insurance assets

The net fair values of life insurance assets are based on quoted market prices. Where quoted market prices do not exist, fair value estimates are determined using net present value or other valuation techniques.

Other investments

For shares in companies, the estimated fair values are based on quoted market prices, the expected future cash flows or on the Group's share of net assets at book value.

Due to other financial institutions, deposits and public borrowings, debt issues and subordinated debt

The fair value of demand deposits is the amount payable on demand at the reporting date. For other liabilities with maturities of less than 3 months, the carrying amount is a reasonable estimate of fair value.

For liabilities with maturities of 3 months or longer, fair values have been based on quoted market prices, where such prices exist. Otherwise, fair values have been estimated using the rates currently offered for similar liabilities of similar remaining maturities.

Life insurance policy liabilities

The net fair values of life insurance policy liabilities have been calculated in accordance with the Margin on Services methodology as detailed in note 1 (f)iv.

Commitments to extend credit, financial guarantees, letters of credit and bill endorsements

A fair value has not been ascribed to credit and other commitments (contractual value 2002 $52.2 billion, 2001 $56.9 billion), guarantees and letters of credit (combined contractual value 2002 $10.8 billion, 2001 $5.5 billion) as estimated fair values are not readily ascertainable. These financial instruments are generally not sold nor traded. They generate ongoing fees at the Group's current pricing levels which are in line with general market prices. The fair value may be represented by the present value of fees expected to be received, less associated costs. The overall level of fees involved is not material.

Exchange-rate, interest-rate and equity contracts and commodity-swap agreements

The fair value of exchange-rate, interest-rate and equity contracts and commodity-swap agreements (used for hedging purposes) is the estimated amount the Group would receive or pay to terminate the contracts at the reporting date.

Credit derivatives

The fair value of credit derivatives are where possible, based on observable market prices or on dealer quotes. For certain credit derivatives, where there is no active market, fair value has been derived using expected future cash flows based on projections of future default rates and recovery rates.

Estimated fair value of the Group's financial instruments at 30 September are as follows:

	2002		2001
	Carrying Amount $m	Estimated Fair Value $m	Carrying Amount $m	Estimated Fair Value $m

Financial assets
Cash and short-term liquid assets	1,669	1,669	1,079	1,079
Due from other financial institutions	5,242	5,243	5,094	5,096
Trading securities	10,643	10,643	10,629	10,629
Investment securities	3,313	3,216	2,960	2,814
Regulatory deposits	455	455	482	482
Loans (net of unearned income):
Loans and other receivables	137,304		123,851
Specific provisions for bad and doubtful debts	(272)		(307)
General provisions for bad and doubtful debts	(1,162)		(1,294)

	135,870	135,957	122,250	122,523
Acceptances of customers	4,788	4,788	15,700	15,700
Life insurance assets	7,566	7,566	7,352	7,352
Other assets:
Accrued interest receivable	658	658	620	620
Securities purchased under agreement to resell	285	285	283	283
Securities sold not delivered	3,432	3,432	4,179	4,179
Other financial markets assets	12,413	12,413	14,120	14,120
Other investments	77	85	166	202
Financial liabilities
Due to other financial institutions	4,731	4,750	5,954	5,970
Deposits and public borrowings	110,763	110,956	96,157	96,368
Debt issues	27,575	28,092	27,989	28,089
Acceptances	4,788	4,788	15,700	15,700
Life insurance policy liabilities	7,163	7,163	7,123	7,123
Other liabilities:
Accrued interest payable	686	686	881	881
Securities sold under agreement to repurchase	97	97	464	464
Securities short sold	1,067	1,067	1,309	1,309
Securities purchased not delivered	2,998	2,998	4,288	4,288
Other financial markets liabilities	11,871	11,871	11,034	11,034
Subordinated bonds, notes and debentures	3,795	4,034	4,045	4,261
Subordinated undated capital notes	717	722	793	799
Off-balance sheet derivative financial instruments
Exchange-rate, interest-rate and equity contracts used for hedging purposes and credit derivatives used for porfolio diversification in:
receivable position		2,294		1,368
payable position		(2,149)		(1,138)

net receivable position		145		230

NOTE 38. GROUP ENTITIES

The consolidated financial statements at 30 September 2002 include the following controlled entities.

Name	Country of Incorporation[1]

Westpac Banking Corporation[2,3]	Australia
1925 Advances Limited[4]	Australia
General Credits Holdings Limited	Australia
General Credits Limited	Australia
G.C.L. Investments Limited	Australia
Island Princess Holdings Pty Limited	Australia
The Airlie Trust	Australia
Reef International Pty Limited	Australia
52 Collins St. Pty Limited	Australia
Australian Loan Processing Security Company Pty Limited[5]	Australia
Bill Acceptance Corporation Limited	Australia
Mortgage Management Limited	Australia
Biralo Pty Limited[6]	Australia
BLE Capital Limited	Australia
BLE Capital Investments Pty Limited	Australia
BLE Development Pty Limited	Australia
BLE Holdings Pty Limited	Australia
BLE Capital (NZ) Limited	New Zealand
Brenmar Holdings Pty Limited	Australia
Belliston Pty Limited	Australia
Westpac Properties–Vic–Limited	Australia
Westpac Properties–NSW–Pty Limited	Australia
Carseldine Pty Limited	Australia
CBA Limited	Australia
Challenge Limited	Australia
Challenge Finance Limited	Australia
Challenge Funds Management Limited	Australia
Challenge Information Technology Pty Limited	Australia
Huben Holdings Pty Limited	Australia
Hull 4381 and 4382 Leasing Pty Limited	Australia
Maracorp Financial Services Pty Limited	Australia
MFS Services Pty Limited	Australia
Partnership Pacific Limited	Australia
Glenunga Pty Limited	Australia
Maliny Pty Limited	Australia
Partnership Pacific Securities Limited	Australia
Wistow Pty Limited	Australia
Pitco Pty Limited[6]	Australia
The Pitco Trust[6]	Australia
RESI – Statewide Corporation Limited	Australia
RESI – Statewide Mortgage Corporation Limited	Australia
S.A.L. Financial Services Pty Limited	Australia
RESI – Statewide Nominees Limited	Australia
Sallmoor Pty Limited	Australia
Sixty Martin Place (Holdings) Pty Limited	Australia
1925 (Commercial) Limited[4,7]	Australia
M.A.C. Nominees Pty Limited	Australia
Mazbond Pty Limited	Australia
Palaver Pty Limited	Australia
Reveille Pty Limited	Australia
Runkelli Pty Limited	Australia
1925 (Industrial) Limited[4,7]	Australia
A.C.N. 001 231 027 Pty Limited[4]	Australia
1925 (Insurance Premium Funding) Limited[4,7]	Australia
1925 (Properties) Limited[4]	Australia
1925 House Limited[4]	Australia
A.C.N. 007 552 454 Limited[4,7]	Australia
Claremont Bond Pty Limited	Australia
Colmso Pty Limited[7]	Australia
Colmtea Pty Limited	Australia
Como Properties Pty Limited[7]	Australia
Comserv (No. 3011) Pty Limited	Australia
EHM Investco Pty Limited	Australia
Enfield Downs Pty Limited	Australia
Infrastructure Australia (No.1) Limited	Australia
Infrastructure Australia (No.2) Limited	Australia
Infrastructure Australia (No.3) Limited	Australia
Infrastructure Australia (No.4) Limited	Australia
Ivaness Pty Limited	Australia
Loy Yang B Agencies Pty Limited	Australia
Oakjet Pty Limited	Australia
Diversified Security Investments LLC[5,9]	U.S.A.
Segregated Asset Management LLC[5]	U.S.A.

Ormiston Pty Limited[7]	Australia
Broadbeach International Holding Trust	Australia
Pranbrooke Pty Limited	Australia
Hesse Pty Limited	Australia
Howlong Pty Limited	Australia
Packaging Properties 1 Pty Limited	Australia
Packaging Properties 2 Pty Limited	Australia
Packaging Properties 3 Pty Limited	Australia
Piccadilly of Sydney Pty Limited[10]	Australia
Jaunty Pty Limited	Australia
Piccadilly Plaza Trust	Australia
Sarnia Pty Limited[10]	Australia
The Swan Trust[10]	Australia
The Exchange Plaza Trust	Australia
Selbourne Pty Limited	Australia
Teuton Pty Limited	Australia
Vicpac Chatswood Pty Limited[10]	Australia
The Vicpac Unit Trust	Australia
Westpac Administration Pty Limited	Australia
Westpac Asian Lending Pty Limited	Australia
Westpac Debt Securities Pty Limited	Australia
Westpac Equipment Finance Limited	Australia
Westpac Equipment Finance (No. 1) Pty Limited[11]	Australia
Westpac Equipment Finance (Vic) Pty Limited	Australia
Westpac Group Investments Australia Pty Limited[5]	Australia
Coogee Finance Pty Limited[5]	Australia
Westpac Infrastructure Management Limited[5]	Australia
Westpac Investment Vehicle Pty Limited	Australia
Westpac Resources and Infrastructure Pty Limited	Australia
Westpac Structured Investments Limited[5]	Australia
Westpac Syndications Management Pty Limited	Australia
Westpac Unit Trust	Australia
WIML Services Pty Limited[5]	Australia
The Mortgage Company Pty Limited	Australia
The Home Loan Partnership Pty Limited	Australia
Westpac Bank – PNG – Limited[8]	Papua New Guinea
Westpac Bank of Tonga[4,8]	Tonga
Westpac Bank Samoa Limited[8]	Western Samoa
Westpac Capital Corporation	U.S.A.
Westpac Capital Holdings Inc	U.S.A.
Westpac Capital Trust 1	U.S.A.
Westpac Equity Holdings Pty Limited	Australia
Altitude Administration Pty Limited[5]	Australia
Westpac Altitude Rewards Trust[5]	Australia
Altitude Rewards Pty Limited[5]	Australia
Autodirect Pty Limited	Australia
Catalyst Financial Group Pty Limited[5]	Australia
Pacific Structured Funding Limited	Australia
PersonalDirect Limited	Australia
Qvalent Pty Limited[4,12]	Australia
Westpac Financial Consultants Limited	Australia
Westpac Financial Services Group Limited	Australia
Sagitta Wealth Management Limited[4,13,14]	Australia
Sagitta Investment Management Limited[4,13]	Australia
Hargrave Investments Pty Limited[13]	Australia
Westpac Custodian Nominees Limited[14]	Australia
Westpac Financial Services Limited	Australia
Westpac Funds Management Limited[4]	Australia
Westpac Investment Management Pty Limited	Australia
Westpac Life Insurance Services Limited	Australia
Westpac Securities Administration Limited	Australia
The Wales Nominees (Vic.) Pty Limited	Australia
Westpac Insurance Services Superannuation Fund Limited (in voluntary liquidation)	Australia

Westpac Nominees – Canberra – Pty Limited	Australia
Westpac Nominees SA – Pty Limited	Australia
Westpac Information Technology Services Pty Limited	Australia
Westpac Insurance Services (Brokers) Limited[12]	Australia
Westpac Equity Pty Limited	Australia
A.F.G. Insurances Limited (in voluntary administration)	Australia
Westpac General Insurance Limited	Australia
Westpac Lenders Mortgage Insurance Limited	Australia
Westpac Private Equity Pty Limited	Australia
Westpac Retirement Plan Pty Limited	Australia
Westpac Securities Limited	Australia
Net Nominees Limited	Australia
Westpac Securitisation Management Pty Limited	Australia
Westpac Training Services Pty Limited	Australia
Westpac Finance Pty Limited	Australia
Westpac Funding Holdings Pty Limited	Australia
Tavarua Funding Trust 1	U.S.A.
Westpac Institutional Holdings Pty Limited[5]	Australia
Westpac Investment Holdings Pty Limited	Australia
Westpac Leasing Nominees Pty Limited	Australia
Westpac Leasing Nominees – Vic. – Pty Limited	Australia
Westpac Leasing Pty Limited	Australia
Westpac Matching Gifts Limited	Australia
Westpac OMG Holdings Pty Limited	Australia
Westpac Overseas Holdings Pty Limited	Australia
A.G.C. (Pacific) Limited[15]	Papua New Guinea
Diversified Investments LLC	Cayman Islands
Westpac Americas Inc.	U.S.A.
Westpac Investment Capital Corporation	U.S.A.
Westpac USA Inc.	U.S.A.
Southern Cross Inc.	U.S.A.
Westpac Banking Corporation (Jersey) Limited	Jersey
Westpac Finance (HK) Limited	Hong Kong
WFAL No1 Loan Trust	Hong Kong
Westpac Group Investment – NZ – Limited	New Zealand
Westpac Holdings – NZ – Limited	New Zealand
Augusta (1962) Limited[4]	New Zealand
Augusta Equities Limited[4]	New Zealand
Mortgage Services Limited	New Zealand
TBNZ Limited	New Zealand
TBNZ Capital Limited	New Zealand
TBNZ Developments Limited	New Zealand
TBNZ Investments Limited	New Zealand
TBNZ Equity Limited	New Zealand
TBNZ Investments (UK) Limited	U.K.
The Home Mortgage Company Limited	New Zealand
The Warehouse Financial Services Limited[8]	New Zealand
Westpac Finance Limited	New Zealand
Westpac Nominees – NZ – Limited	New Zealand
WestpacTrust Investment Management – NZ – Limited	New Zealand
WestpacTrust Life – NZ – Limited	New Zealand
WestpacTrust Superannuation Nominees – NZ – Limited	New Zealand
WestpacTrust Capital – NZ – Limited	New Zealand
Aotearoa Financial Services Limited	New Zealand
C.B.A. Finance Nominees Limited	New Zealand
Sfaka Investments Limited	New Zealand
Systems and Technology Limited	New Zealand
Westpac Fund Acceptances – NZ – Limited	New Zealand
Westpac Lease Discounting – NZ – Limited	New Zealand

Bag Inns Limited	New Zealand
Bag Inns Two Limited	New Zealand
Bag Inns Three Limited	New Zealand
Toliman Investments Limited	New Zealand
Westpac Operations Integrated Limited	New Zealand
Westpac Financial Synergy Limited	New Zealand
WestpacTrust Overseas Investments Limited	New Zealand
WestpacTrust Investments Limited	New Zealand
WestpacTrust Securities NZ Limited[1]	New Zealand
Pacific Structured Funding – NZ – Limited	New Zealand
Westpac Overseas Funding Pty Limited	Australia
Westpac Securities Inc	U.S.A.
Westpac Singapore Limited	Singapore
Westpac Properties Limited	Australia
Collins Wales Pty Limited	Australia
Westpac Property Investments Pty Limited[16]	Australia
Westpac Structured Products Limited	Australia
Westpac Tasman No.1 Pty Limited	Australia
Westpac Tasman No.2 Pty Limited	Australia

Notes

1.
Overseas companies predominantly carry on business in the country of incorporation, except for WestpacTrust Securities NZ Limited which predominantly operates through its London Branch. For unincorporated entities, "Country of Incorporation" refers to the country where business is carried on. The financial years of all controlled entities are the same as that of Westpac except Diversified Security Investments LLC and Segregated Asset Management LLC which have 31 December financial year ends.
2.
Controlled entities shown in bold type are owned directly by Westpac.
3.
Westpac Banking Corporation carries on business in various countries throughout the world.
4.
During the year, the following controlled entities names changed:

•	1925 Advances Limited	(Formerly A.G.C. (Advances) Limited)
•	1925 (Commercial) Limited	(Formerly A.G.C. (Commercial) Limited)
•	1925 (Industrial) Limited	(Formerly A.G.C. (Industrial) Limited)
•	1925 (Insurance Premium Funding) Limited	(Formerly A.G.C. (Insurance Premium Funding) Limited)
•	1925 (Properties) Limited	(Formerly A.G.C. (Properties) Limited)
•	1925 House Limited	(Formerly A.G.C. House Limited)
•	A.C.N. 001 231 027 Pty Limited	(Formerly A.G.C. (Industrial) Leasing Pty Limited)
•	A.C.N. 007 552 454 Limited	(Formerly A.G.C. (Securities) Limited)
•	Augusta (1962) Limited	(Formerly Australian Guarantee Corporation (N.Z.) Limited)
•	Augusta Equities Limited	(Formerly AGC Equities Limited)
•	Qvalent Pty Limited	(Formerly Metiom Australasia Pty Limited)
•	Sagitta Investment Management Limited	(Formerly Rothschild Australia Investment Management Limited)
•	Sagitta Wealth Management Limited	(Formerly Rothschild Australia Asset Management Limited)
•	Westpac Bank of Tonga	(Formerly Bank of Tonga)
•	Westpac Funds Management Limited	(Formerly Westpac Property Funds Management Limited)
5.
Incorporated or formed during the year.

6.
50% of the equity or issued units in Pitco Pty Limited, Biralo Pty Limited and The Pitco Trust are held directly by Westpac Property Investments Pty Limited. The other 50% interests are held directly by Westpac.
7.
Ceased to be wholly owned controlled entities of Australian Guarantee Corporation Limited and became wholly owned controlled entities of Sixty Martin Place (Holdings) Pty Limited.
8.
All entities listed in this note are wholly owned controlled entities except the following:

	Percentage Owned
	2002	2001

The Warehouse Financial Services Limited	51.0%	51.0%
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac Bank of Tonga	60.0%	60.0%
Westpac Bank Samoa Limited	93.5%	93.5%

9.
24.9% of the equity in Diversified Security Investments LLC is held directly by Enfied Downs Pty Limited, 75% of the equity is held directly by Oakjet Pty Limited.
10.
50% of the equity in Piccadilly of Sydney Pty Limited, Sarnia Pty Limited, The Swan Trust and Vicpac Chatswood Pty Limited was transferred from Australian Guarantee Corporation Limited and is held directly by Sixty Martin Place (Holdings) Pty Limited. The other 50% interests are held directly by Westpac.
11.
95% of the equity in Westpac Equipment Finance (No.1) Pty Limited is held directly by Sixty Martin Place (Holdings) Pty Limited. The remaining equity is held by Teuton Pty Limited.
12.
Ceased to be wholly owned controlled entity of Westpac Financial Services Group Limited and became a wholly owned controlled entity of Westpac Equity Holdings Pty Limited.
13.
Purchased during the year.
14.
Ceased to be wholly owned controlled entities of Westpac Life Insurance Services Limited and became wholly owned controlled entities of Westpac Financial Services Group Limited.
15.
During the year, A.G.C. (Pacific) Limited ceased to be a wholly owned controlled entity of Australian Guarantee Corporation Limited and became a wholly owned controlled entity of Westpac Overseas Holdings Pty Limited.
16.
Less than 1 percent of equity in Westpac Property Investments Pty Limited is held directly by Westpac Properties Limited. The remaining equity is held directly by Westpac.

During the year, the following controlled entities were sold:

•
Australian Guarantee Corporation Limited
•
A.G.C. (Finance) Limited
•
A.G.C. (General Finance) Limited
•
A.G.C. (Leasing) Limited
•
AOC Holdings Limited
•
Traders Finance Corporation Limited

The consideration for these entities was $1,716 million. The profit on sale was $662 million.

Ownership of Beach Hill Investments (No 3) Pty Limited was sold for nil consideration. The profit on sale was nil.

During the year, the following controlled entities were liquidated:

•
A.G.C. Finance (S.I.) Limited
•
A.G.C. Finance (Vanuatu) Limited
•
S.C.F. (No.5) Limited
•
S.C.F. (No.6) Limited
•
Ngauranga Gorge Limited
•
Westpac Managed Funds Limited
•
WSJ K.K.
•
Yasmin Properties Limited

NOTE 39. OTHER GROUP INVESTMENTS

The Group has a significant non-controlling shareholding in the following entities as at 30 September 2002:

	Country where Business is Carried on	Beneficial Interest %	Carrying Amount $m	Nature of Business

Ausmarkets Limited	Australia	25.0%	–	On-line distribution portal
Bayview Harbour Unit Trust	Australia	50.0%	–	Property development
Bronte Finance Pty Limited	Australia	20.0%	–	Investment company
Cardlink Services Limited	Australia	16.7%	1	Card clearing system
Cash Services Australia Pty Limited	Australia	25.0%	–	Cash logistics
Colobus Pty Limited	Australia	50.0%	–	Corporate trustee
Electronic Transaction Services Limited	New Zealand	25.0%	–	Credit card processing
Hartleys Limited[1]	Australia	28.7%	10	Stockbroking
Krava Nominees Pty Limited	Australia	50.0%	–	Corporate trustee
Lawrence Collateral Indemnity Pty Limited (in liquidation)	Australia	50.0%	–	Corporate trustee
McGrath Limited	Australia	20.0%	4	Property
Mondex Australia Pty Limited	Australia	25.0%	–	Smart card operations
Mondex New Zealand Limited	New Zealand	20.0%	–	Smart card operations
Runaway Bay Unit Trust	Australia	50.0%	–	Property development
Somersby Park Pty Limited	Australia	25.0%	–	Investment company
Westpac Staff Superannuation Plan Pty Limited	Australia	50.0%	–	Corporate trustee
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0%	–	Employee assistance foundation
Yieldbroker Pty Limited	Australia	22.5%	–	On-line distribution portal

1
On 26 February 2002, Hartleys Limited was renamed from HP JDV Limited.

During the year the Group's interests in the following entities were sold:

•
50% interest in 60 Martin Place Unit Trust sold for consideration of $88 million. The profit on sale was $26 million.
•
50% interest in AA Financial Services Limited sold for consideration of $3 million. The profit on sale was nil.
•
50% interest in A.G.C. Staff Superannuation Pty Limited sold for nil consideration. The profit on sale was nil.

In terms of the contribution to the results of the Group, the above investments are not material either individually or in aggregate.

NOTE 40. RELATED PARTY DISCLOSURES

Directors of Westpac during the year ended 30 September 2002 were:

Mr L.A. Davis (Chairman)	Mr J.B. Fairfax
Dr D.R. Morgan (Managing Director and Chief Executive Officer)	Mr I.R.L. Harper (retired 13 December 2001)
Mr W.B. Capp	Professor W.P. Hogan (retired 13 December 2001)
Mr D.A. Crawford (appointed 3 May 2002)	Ms H.A. Lynch
The Hon. Sir Llewellyn Edwards	Ms E. Mahlab (retired 13 December 2001)
Mr E.A. Evans (appointed 5 November 2001)	Mr P.D. Ritchie (retired 30 September 2002)

Westpac and its controlled entities are exempt, subject to certain conditions, by ASIC Class Order 98/110 dated 10 July 1998 from the requirement to disclose the detail of certain loans or financial instrument transactions made by a bank to related parties (other than directors) in the ordinary course of banking business and either on an arm's length basis or with the approval of the shareholders of the relevant entity and its ultimate parent entity. The Class Order does not apply to a loan or financial instrument transaction which a director should be reasonably aware that if not disclosed, would have the potential to adversely affect the decisions made by users of the financial statements about allocation of scarce resources.

A condition of the Class Order is that Westpac must lodge a statutory declaration, signed by two directors, with ASIC confirming that Westpac has appropriate systems of internal controls and procedures in place to provide assurance that any financial instruments transaction of a bank which is not entered into regularly is drawn to the attention of the directors so that it may be disclosed.

All financial instrument transactions that have occurred during the financial year between the directors and Westpac were conducted on an arm's length basis in the ordinary course of business and on commercial terms and conditions. These transactions were trivial or domestic in nature and consisted principally of normal personal banking and financial investment services.

Loans to directors and director-related parties

Loans made to directors of Westpac and its controlled entities and to parties related to them are made in the ordinary course of business on normal terms and conditions. In respect of loans to executive directors, loans are made on the same terms and conditions as apply to other employees of the Group in accordance with established policy.

Loans to directors at 30 September:

	Consolidated		Parent Entity
	2002 $'000	2001 $'000	2002 $'000	2001 $'000

Aggregate amount of loans to Directors	3,984	2,057	3,394	1,941
Loans advanced during the year	2,635	36	2,129	12
Loan repayments received during the year	85	683	75	680

The Directors of Westpac and other controlled entities concerned in the relevant loans made and repayments received were:

	2002	2001		2002	2001

W.B. Capp	1,3	2,3	I.R.L. Harper	4	2,3
H. Chan	2,3	3	H.A. Lynch	2,3	1,2,3
Sir L. Edwards	1,3	2,3	N.C. Musiker	4	1,2,3
E.A. Evans	1,3	–	Y.C.K. Wong	1,3	–
J.B. Fairfax	2,3	2,3

1
Loan made to this person during the year.
2
Repayment made by this person during the year.
3
Ordinary course of business and normal terms and conditions apply, including fluctuating overdraft facilities.
4
Ceased to be a Director during the year.

Directors' shares and share option transactions

Details of share options issued to the Chief Executive Officer are set out in note 25. No share options are granted to non-executive Directors.

		2002		2001

(i)	Ordinary shares acquired during the year
	The aggregate number of Westpac shares acquired by the Directors of Westpac and their Director-related entities during the year	713,523	[1]	8,403
(ii)	Ordinary shares disposed of during the year	400,058	[2]	193,924
(iii)	Ordinary shares held at the end of the year
	The aggregate number of Westpac shares held directly, indirectly or beneficially by
	Directors of Westpac and their Director-related entities at year end	1,478,479	[3]	950,471

1
Includes 675,000 (2001 nil) ordinary shares issued under the Westpac Senior Officers' Share Purchase Scheme to the Chief Executive Officer and 2,211 (2001 2,289) shares issued under the Dividend Reinvestment Plan and 18,312 (2001 6,114) shares purchased on market under the directors' fees sacrifice arrangements.
2
Includes 25,058 (2001 6,924) shares disposed of by a staff/community related benefit fund of which some Directors are personal trustees.
3
Includes 143,681 (2001 168,739) shares owned by a staff/community related benefit fund of which some Directors are personal trustees.

Directors' interests in contracts

As required by the Corporations Act 2001, some Directors have given notice that they hold office in specified companies and as such are to be regarded as having an interest in any contract or proposed contract which may be made between Westpac and those companies.

All other transactions with Directors, Director-related entities and other related parties are conducted on an arm's length basis in the normal course of business and on commercial terms and conditions. These transactions principally involve the provision of financial and investment services.

Controlled entities

Transactions between Westpac and its controlled entities during the year have included the provision of a wide range of banking and other financial facilities, some of which have been on commercial terms and conditions, others have been on terms and conditions which represented a concession to the controlled entities. Details of amounts paid to or received from related parties, in the form of dividends or interest, are set out in notes 3 and 4. Other intra-Group transactions, which may or may not be on commercial terms, include the provision of management and administration services, staff training, data processing facilities, transfer of tax losses and leasing of properties, plant and equipment.

Similar transactions between Group entities and other related parties have been almost invariably on commercial terms and conditions as agreed between the parties. Such transactions are not considered to be material, either individually or in aggregate.

NOTE 41. DIRECTORS' REMUNERATION

Income paid, or due and payable, from Westpac and related entities to Directors of Westpac fell within the bands below:

	2002	2001		2002	2001

10,001 – 20,000	–	1	130,001 – 140,000	3	–
20,001 – 30,000	3	–	160,001 – 170,000	1	–
40,001 – 50,000	1	–	300,001 – 310,000	–	1
70,001 – 80,000	–	2	370,001 – 380,000	1	–
90,001 – 100,000	–	5	2,500,001 – 2,510,000	–	1
100,001 – 110,000	1	2	3,580,001 – 3,590,000	1	–
110,001 – 120,000	1	1	5,270,001 – 5,280,000	–	1

			Total	12	14

	Directors of the Group		Directors of the Parent Entity
	2002 $'000	2001 $'000	2002 $'000	2001 $'000

Income paid, or due and payable, from Westpac and related entities to Directors	38,266	37,749	4,876	9,060

Directors' remuneration has been determined on the basis of the cost of the remuneration to the Group. Where non-monetary benefits are provided to a Director, the amount of remuneration includes the total cost to the Group of providing the benefits, including fringe benefits tax and the notional cost of superannuation for Executive Directors who are members of the Westpac Staff Superannuation Plan.

In accordance with Australian Accounting Standard AASB 1017: Related Party Disclosures, remuneration of Directors of the Group excludes the remuneration of executive officers (refer note 42), who are required to be Directors of wholly-owned Australian controlled entities in order to discharge their duties as executive officers of Westpac. The remuneration of Directors of the Group does include the remuneration of 128 (2001 144) employees who are Directors of controlled entities in order to discharge their duties as employees of Westpac but are not classified as executive officers of Westpac.

Retirement benefits

The non-executive Directors of Westpac have Service Agreements which have been approved by the shareholders at a General Meeting. The Service Agreements provide for a retiring allowance depending on the period of service of the Director. Where the Director's period of service is less than three years the Director is not entitled to a retiring allowance. Where the period of service is at least three years but less than five years, the Director is entitled to a proportion of the retirement allowance that the Director would have been entitled had the Director served a for period of five years, that proportion being the same proportion as the period of the Director's service bears to five years. Where the period of service is five years the Director is entitled to a sum equal to the total emoluments to which the Director was entitled during the period of three years ending on the date of his or her retirement or death before retirement. Where the period of service is greater than five years the Director is entitiled to the sum which would have been payable had the Director served for the period of five years, ending on the date of his or her retirement or death before retirement, plus 5% per annum of that sum for the period of service in excess of five years. This amount cannot exceed 5 times the average annual emoluments to which the Director was entitled during the period of three years ending on his or her retirement or death before retirement.

The amount accrued for retirement benefits for all Directors (2002 10 persons, 2001 12 persons) during the year ended 30 September 2002, was $871,000 (2001 $638,144).

The following Directors received retirement benefits in accordance with the Service Agreements approved by shareholders at the January 1989 Annual General Meeting:

	Consolidated		Parent Entity
	2002 $	2001 $	2002 $	2001 $

I.R.L. Harper (retired 13 December 2001)	398,805	–	398,805	–
W.P. Hogan (retired 13 December 2001)	411,809	–	411,809	–
E. Mahlab (retired 13 December 2001)	271,895	–	271,895	–
P. Ritchie (retired 30 September 2002)	292,841	–	292,841	–
J.A. Uhrig (retired 15 December 2000)	–	1,099,862	–	1,099,862
J.P.Morshel (resigned 6 July 2001)	–	294,660	–	294,660
C.J.Stewart (retired 15 December 2000)	–	130,430	–	130,430

	1,375,350	1,524,952	1,375,350	1,524,952

NOTE 42. EXECUTIVE OFFICERS' REMUNERATION

The following table shows the number of executive officers of Westpac and the Group in Australia whose income paid, or due and receivable, from Westpac and related entities fell within the stated bands. An executive officer is a person responsible for the strategic direction and operational management of Westpac and controlled entities.

In accordance with the requirements of accounting standard AASB 1034: Information to be disclosed in Financial Reports, remuneration includes any money, consideration and benefits, including fringe benefits tax and a notional cost of superannuation for those executive officers who are members of the Westpac Staff Superannuation Plan. In the table below no value has been ascribed to options issued, or performance options or performance share rights to be issued, to any of the executive officers.

	Consolidated				Parent Entity					Consolidated				Parent Entity
	2002		2001		2002		2001			2002		2001		2002		2001

100,001 – 110,000	1	[2]	–		1	[2]	–		650,001 – 660,000	1		–		1		–
190,001 – 200,000	1		–		1		–		660,001 – 670,000	1		3		1		3
200,001 – 210,000	–		1	[2]	–		1	[2]	680,001 – 690,000	1		1		1		1
230,001 – 240,000	–		1	[1]	–		1	[1]	690,001 – 700,000	1		1	[1]	1		1	[1]
260,001 – 270,000	–		1	[2]	–		1	[2]	710,001 – 720,000	1		–		1		–
300,001 – 310,000	1		–		1		–		730,001 – 740,000	1		1		1		1
330,001 – 340,000	1	[2]	–		1	[2]	–		750,001 – 760,000	–		1		–		1
340,001 – 350,000	–		1		–		1		760,001 – 770,000	1	[1]	–		1	[1]	–
350,001 – 360,000	–		2	[2]	–		2	[2]	810,001 – 820,000	–		1		–		1
390,001 – 400,000	–		1		–		1		830,001 – 840,000	1		–		1		–
400,001 – 410,000	1		4		1		4		850,001 – 860,000	1	[2]	–		1	[2]	–
410,001 – 420,000	1	[1]	3		1	[1]	3		870,001 – 880,000	–		1		–		1
420,001 – 430,000	1		1		1		1		890,001 – 900,000	1		1		1		1
430,001 – 440,000	1		–		1		–		900,001 – 910,000	1		–		1		–
440,001 – 450,000	–		1		–		1		920,001 – 930,000	–		1		–		1
450,001 – 460,000	1	[1]	1		1	[1]	1		940,001 – 950,000	1	[1]	–		1	[1]	–
460,001 – 470,000	1		–		1		–		970,001 – 980,000	1		–		1		–
470,001 – 480,000	1		2	[1]	1		2	[1]	1,110,001 – 1,120,000	1		1		1		1
480,001 – 490,000	1		1		1		1		1,140,001 – 1,150,000	–		1		–		1
490,001 – 500,000	3		–		3		–		1,180,001 – 1,190,000	–		1		–		1
500,001 – 510,000	2		2		2		2		1,260,001 – 1,270,000	–		1		–		1
510,001 – 520,000	1		1	[1]	1		1	[1]	1,310,001 – 1,320,000	1		–		1		–
530,001 – 540,000	–		1		–		1		1,430,001 – 1,440,000	–		1	[1]	–		1	[1]
540,001 – 550,000	3	[2]	1		3	[2]	1		1,670,001 – 1,680,000	1		–		1		–
550,001 – 560,000	1		1		1		1		1,960,001 – 1,970,000	–		1		–		1
570,001 – 580,000	3		1	[2]	3		1	[2]	2,210,001 – 2,220,000	1		–		1		–
580,001 – 590,000	–		1	[2]	–		1	[2]	2,500,001 – 2,510,000	–		1		–		1
610,001 – 620,000	1		–		1		–		3,580,001 – 3,590,000	1		–		1		–
620,001 – 630,000	1		2	[1]	1		2	[1]	5,170,001 – 5,180,000	1	[1]	–		1	[1]	–
630,001 – 640,000	1		–		1		–		5,270,001 – 5,280,000	–		1		–		1

									Total	47		49		47		49

1
Includes payments to one or more executive officers in this remuneration band who retired/resigned during the year.
2
Includes payments to one or more executive officers in this remuneration band who commenced employment with Westpac during the year.

	Consolidated		Parent Entity
	2002 $'000	2001 $'000	2002 $'000	2001 $'000

Total income paid, or due and payable, from Westpac and related entities to executive officers whose income exceeded $100,000	38,916	37,316	38,916	37,316

Estimated fair value of options (including performance options) and performance share rights granted, or to be granted, to executive officers (refer note 5)	20,779	13,892	20,779	13,892

NOTE 43. STATEMENTS OF CASH FLOWS

Cash and cash equivalents

Cash and cash equivalents comprise cash and balances with central banks as shown in the statement of financial position.

Formal commercial standby facilities have not been obtained as the Group has liquidity controls limiting the extent of cash flow mismatch and has access to central bank facilities in certain locations in the event that market difficulties arise.

The statements of cash flows comply with International Accounting Standard 7. Cash Flow Statements.

	Consolidated			Parent Entity
	2002 $m	2001 $m	2000 $m	2002 $m	2001 $m

Reconciliation of net cash provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation
Net profit attributable to equity holders of Westpac Banking Corporation	2,192	1,903	1,715	1,792	1,801
Adjustments:
Outside equity interests	5	5	3	–	–
Depreciation and goodwill amortisation	373	393	367	332	325
Increase/(decrease) in sundry provisions and other non-cash items	(480)	1,402	1,949	(773)	2,155
Bad and doubtful debts	377	331	292	291	281
(Increase)/decrease in other financial market asset and liabilities	2,544	111	(3,148)	2,454	115
(Increase)/decrease in trading securities	(791)	(143)	764	(791)	(196)
(Increase)/decrease in accrued interest receivable	(38)	(45)	(156)	(29)	(41)
Increase/(decrease) in accrued interest payable	(195)	(254)	344	(83)	(207)
Increase/(decrease) in provision for income tax	(19)	68	9	60	160
Increase/(decrease) in provision for deferred income tax	(323)	(13)	98	(177)	(26)
(Increase)/decrease in future income tax benefits	(140)	26	61	(172)	71
(Increase)/decrease in excess of net market value over net assets of a controlled entity	261	(133)	(128)	–	–

Net cash provided by operating activities	3,766	3,651	2,170	2,904	4,438

Non cash operating, investing and financing activities
Controlled entities and businesses acquired
Details of assets and liabilities of controlled entity acquired are as follows:
Due from other financial institutions	–	16	–	–	–
Investment securities	–	16	–	–	–
Regulatory deposits	–	10	–	–	–
Loans	–	79	–	–	–
Fixed assets	4	12	–	–	–
Other assets	34	19	–	–	–
Deposits and public borrowings	–	(101)	–	–	–
Due to other financial institutions	–	(2)	–	–	–
Other liabilities	(40)	(14)	–	–	–

Fair value of entities and businesses acquired	(2)	35	–	–	–
Carrying amount of existing investment	–	(44)
Goodwill (refer note 15)	330	10	–	–	–
Minority interest	–	(6)	–	–	–

	328	(5)	–	–	–

Cash consideration and costs	(328)	(21)	–	–	–
Cash acquired	–	26	–	–	–

Cash received on acquisition (net of cash paid)	(328)	5	–	–	–

Controlled entities and businesses disposed
Details of assets and liabilities of controlled entities and businesses disposed of are as follows:
Cash at bank	458	32	2	–	–
Due from other financial institutions	–	3	–	–	–
Loans	9,485	16	290	–	–
Fixed assets	28	1	–	–	–
Investment in controlled entities	–	–	–	822	–
Other assets	131	7	3	156	–
Deposits and public borrowings	(8,105)	(60)	(156)	–	–
Due to other financial institutions	–	49	–	–	–
Other liabilities	(154)	(4)	–	–	–
Minority interest	–	(1)	–	–	–

Net assets of entities and businesses disposed	1,843	43	139	978	–
Gain on disposal[1]	751	33	2	738	–

Cash consideration (net of sale costs)	2,594	76	141	1,716	–

1
The net profit on sale of shares in Australian Guarantee Corporation Limited and certain assets of Australian Guarantee Corporation (N.Z.) Limited was $751 million before tax and $754 million after a tax credit of $3 million.

Equity transactions

Shares issued under the dividend reinvestment plan amounted to $275 million in the year ended 30 September 2002 (2001 $257 million, 2000 $214 million).

Cash flows from securitised loans

Summarised cash flows received from securitisation
trusts during the year ended 30 September:

	Consolidated
	2002 $m	2001 $m

Proceeds from new securitisations	2,472	202
Servicing fees received	13	11
Residual income from securitisation trusts	20	26
Other	(12)	12

Total cash flows received from securitisation trusts	2,493	251

NOTE 44. EVENTS SUBSEQUENT TO BALANCE DATE

The first two tranches of the tax consolidation legislation became substantively enacted on 21 October 2002 when the New Business Tax System (Consolidation, Value Shifting, Demergers and Other Measures) Bill 2002 was passed by the Senate. The financial effect of the legislation has not been recognised in this financial report in accordance with UIG 39: Effect of Proposed Tax Consolidation Legislation on Deferred Tax Balances. It is not possible to disclose the financial effect of the legislation as it cannot yet be reliably estimated.

NOTE 45. RECONCILIATION WITH US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

The consolidated financial statements of the Group are prepared in accordance with accounting principles and policies as summarised in note 1. These principles and policies differ in some respects from generally accepted accounting principles applicable in the United States (US GAAP).

The following are reconciliations of the consolidated financial statements, for any significant adjustments, to comply with US GAAP:

		Consolidated
		2002 $m	2001 $m	2000 $m

Statement of income
Net profit as reported		2,192	1,903	1,715
Adjustments: (see following commentary for details)
Item No.
1	Premises and sites	15	54	(54)
2	Amortisation of goodwill	1	(17)	(13)
3	Superannuation (pension) expense adjustment	274	42	19
	Related income tax expense	(83)	(12)	(11)
5	Wealth management adjustment	124	(93)	(87)
	Related income tax (expense)/ credit	(24)	21	27
6	Write-down of available-for-sale securities	149	(149)	–
8	Employee share option compensation	(17)	(7)	–
11	TOPrS distribution	(48)	(51)	(43)
13	Start-up cost adjustment	24	6	(30)
	Related income tax (expense)/ credit	(7)	(2)	9
14	Other non-financial assets	(39)	–	–
	Related income tax expense	(19)	–	–
15	Software capitalisation adjustment	(11)	(4)	(8)
	Related income tax credit	3	1	3
16	New Zealand Class shares	–	–	5
	Related income tax expense	–	–	(5)
17	Effect of initial application of SFAS 133	–	(86)	–
	Related income tax credit	–	29	–
17	Derivative instruments (under SFAS 133)	(13)	196	–
	Related income tax credit/ (expense)	4	(62)	–
18	Difference in carrying value of controlled entity sold	7	–	–
19	Restructuring costs	67	–	–
	Related income tax expense	(20)	–	–

Adjusted net income according to US GAAP		2,579	1,769	1,527

Other comprehensive income
	Foreign currency translation adjustment	(76)	74	115
6	Unrealised net gain/(loss) on available-for-sale securities	(104)	(1)	(37)
	Reclassification adjustment for (gains)/ losses now included in net income	–	63	(1)

Total other comprehensive income		(180)	136	77

Total comprehensive income according to US GAAP		2,399	1,905	1,604

	Adjusted net income per share (in cents):
	Basic	142.3	98.2	81.1
	Fully diluted	141.5	97.6	80.1
	Weighted average number of shares (in millions)	1,812	1,801	1,883

Non-interest expenses as reported		3,995	3,570	3,503
Adjustments: (see following commentary for details)
Item No.
1	Premises and sites	–	(2)	4
2	Amortisation of goodwill	(1)	17	13
3	Superannuation (pension) expense adjustment	(274)	(42)	(19)
8	Employee share option compensation	17	7	–
13	Start-up cost adjustment	(24)	(6)	30
14	Other non-financial assets	(7)	–	–
15	Software capitalisation adjustment	11	4	8
19	Restructuring costs	(67)	–	–

Non-interest expenses according to US GAAP		3,650	3,548	3,539

Tax effect of each component of other comprehensive income

	Consolidated
	2002			2001			2000
	Before Tax Amount $m	Tax (Expense) or Benefit $m	After Tax Amount $m	Before Tax Amount $m	Tax (Expense) or Benefit $m	After Tax Amount $m	Before Tax Amount $m	Tax (Expense) or Benefit $m	After Tax Amount $m

Available-for-sale securities adjustment:
Unrealised holding gains/(losses) arising during the year	(107)	3	(104)	(1)	–	(1)	(24)	(13)	(37)
Less: Reclassification adjustment for (gains)/losses included in net income	–	–	–	63	–	63	(1)	–	(1)

Net available-for-sale securities adjustment	(107)	3	(104)	62	–	62	(25)	(13)	(38)
Foreign currency translation adjustment	(76)	–	(76)	74	–	74	115	–	115

Total other comprehensive income	(183)	3	(180)	136	–	136	90	(13)	77

		Consolidated
		2002 $m	2001 $m	2000 $m

Accumulated other comprehensive income balances
Foreign currency translation reserve
Balance at beginning of year		149	74	(39)
Transfers (to)/from retained profits		9	1	(2)
Foreign currency adjustments net of hedging		(76)	74	115

Balance at year end		82	149	74
Available-for-sale securities
Balance at beginning of year		(1)	(63)	(25)
Adjustments		(104)	62	(38)

Balance at year end		(105)	(1)	(63)

Total other comprehensive income balances		(23)	148	11

Equity attributable to equity holders as reported		10,451	9,691	9,257
Adjustments: (see following commentary for details)
Item No.
1	Premises and sites	(72)	(87)	(141)
2	Goodwill	(12)	(13)	4
3	Superannuation (pension) asset	141	(57)	(87)
5	Wealth management assets (net of tax)	(40)	(140)	(68)
6	Available-for-sale securities	(105)	(150)	(63)
7	Final dividend provided	651	577	512
11	TOPrS	(465)	(465)	(465)
13	Start-up costs	–	(17)	(21)
14	Other non-financial assets	(58)	–	–
15	Capitalised software	(16)	(8)	(5)
16	New Zealand Class shares	–	–	(190)
17	Derivative instruments (under SFAS 133)	68	77	–
19	Restructuring provisions	47	–	–

Adjusted equity attributable to equity holders according to US GAAP		10,590	9,408	8,733

The following is a summary of the significant adjustments made to consolidated net profit and equity to reconcile the Australian GAAP results with US GAAP.

1
Prior to 1 October 2000 premises and sites were carried at revalued amounts. Since this date, the Group has reverted to carrying premises and sites at cost less accumulated depreciation as permitted by Australian accounting standards. Upon change of accounting policy, the Group has deemed the existing carrying value of premises and sites to be their cost. Depreciation of buildings is now based on cost or deemed cost. Under US GAAP, revaluations of premises and sites have not been permitted and depreciation is based on historical cost.

  Where properties are sold, the Group's previous policy of periodically revaluing such assets, results in the difference between net sale proceeds and deemed cost of the assets sold being recorded in the statement of financial performance. Under US GAAP, the profit or loss on sale of such assets to be reflected in the statement of financial performance is calculated by reference to original cost (less depreciation in respect of properties and provision for diminution). Also under US GAAP, where properties are sold with a leaseback arrangement, the profit on sale is spread over the term of the initial lease.

2
Contrary to US GAAP, the Group did not assign market values to the shares it issued in respect of certain acquisitions prior to 1982. The adjusted statement of financial performance and adjusted statement of changes in equity reflect the assignment of market values to the shares issued by Westpac and the goodwill which emerges as a consequence.

  Up until 1987, goodwill arising in connection with the acquisition of entities was written off in the year the acquisition took place. Under US GAAP goodwill is to be amortised on the basis of its estimated life but not exceeding 25 years for financial institutions. For the purposes of the US GAAP reconciliation, a write-off period of 20 years has been adopted.

  Since 1987, the Group's accounting policies have complied with Australian accounting standards in relation to goodwill which are similar to US GAAP except that the maximum amortisation period is restricted to 20 years.

3
For Australian GAAP purposes, the Group changed its accounting policy in respect of superannuation to IAS 19, refer note 1 (h)vii. The impact of this change in accounting policy was to recognise a charge of $221 million before tax in the 2002 statement of financial performance. The remaining surpluses in the Group's principal pension plans for employees continue to be recognised as assets of the Group.

  Under US GAAP, such surpluses are not recognised immediately as assets. Statement of Financial Accounting Standards (SFAS) 87 "Employers' Accounting for Pensions" requires, upon its initial application, such previously unrecognised surpluses to be amortised to income, as an adjustment to pension expense, on a straight-line basis over the average remaining service period of members of the plans. If this period is less than 15 years, a 15 year amortisation period may be adopted. For US GAAP purposes, an adjustment has been made to reverse the effect of the change in accounting policy noted above.

4
Future income tax benefits have been recognised where realisation of the benefits through future income is virtually certain. US GAAP (SFAS 109 "Accounting for Income Taxes") is not materially different from Australian GAAP except in relation to the criteria for recognition of future income tax benefits, Australian GAAP requires a "virtual certainty" test, while SFAS 109 adopts a lower level of probability, namely a "more likely than not" threshold. Application of SFAS 109 does not materially impact the Group and no adjustment is required to either equity or to net profit. The deferred tax impact of the US GAAP adjustments is not material.

  Under Australian GAAP, the future income tax benefit and the deferred tax liability are offset to the extent that they are expected to reverse within the same financial year. US GAAP does not permit this offset. The gross deferred tax asset and liability under Australian GAAP before valuation allowance and netting is $855 million and $206 million respectively (2001 $737 million and $622 million, respectively).

  At 30 September, net deferred tax assets under Australian GAAP comprise:

	2002 $m	2001 $m

Total deferred tax assets	729	519
Total valuation allowances recognised for deferred tax assets[1]	(142)	(78)

Deferred tax assets (future income tax benefits as per note 17)	587	441
Total deferred tax liabilities (note 21)	(80)	(403)

Net deferred tax assets	507	38

Net increase in the total valuation allowance during the year	(64)	–

  1
  This item comprises potential future tax benefits not brought to account under Australian GAAP because realisation is uncertain (refer note 17).

5
Australian GAAP requires investments in controlled entities held by a life company to be carried at net market value. Previously, all related investments of Westpac Life Insurance Services Limited (WLIS) and the statutory funds were reflected at market value. The excess of the net market value of a controlled entity of the life company over the amount of the controlled entity's net assets was recognised in the consolidated financial statements with any subsequent movements included in the statement of financial performance. Due to the restructure of the wealth management business on 30 September 2002, the accumulated excess of net market value of a controlled entity over the recognised net assets has now been reversed. A charge of $261 million has been recognised in the statement of financial performance in the current year, refer note 4. Under US GAAP, the excess of the net market value over the amount of the controlled entity's net assets is not recognised. For US GAAP purposes, the current year charge to the statement of financial performance has been reversed, accordingly, this no longer gives rise to a US GAAP reconciliation adjustment.

  Under Australian GAAP, in accordance with the applicable Insurance Commissioner's rules, both fixed and variable acquisition costs can be deferred and recognised over the estimated life of the policy. From 1 February 2000 to 30 September 2001, acquisition costs associated with the life insurance and funds management activities were expensed as incurred for Australian GAAP. During September 2002, the Group's wealth management business was restructured, refer note 1 (h)vii. As a consequence, the accounting policy in respect of acquisition expenses has changed such that acquisition expenses will now be deferred and amortised over a period not exceeding the expected duration of the relevant product or policy sold. On 1 October 2001, the Group recorded an asset of $119 million before tax in the statement of financial position representing life insurance and funds management acquisition costs which were previously expensed. Under US GAAP only direct variable acquisition costs are deferred and recognised over the estimated life of the policy. Beginning 1 October 2001 under US GAAP, there has been a change in accounting policy with respect to external acquisition costs associated with the Group's funds management activities. These costs are deferred and amortised over the life of the product sold. This treatment is preferable as it better aligns income and expense recognition.

  Additionally, under Australian GAAP, investments included in shareholders' funds are reflected at market value with the corresponding gain or loss recognised in income under the applicable Insurance Commissioner's rules. In accordance with US GAAP, these investments would be classified as available-for-sale and the unrealised gain or loss reflected as a separate component of equity.

6
Subject to the constraints of prudential and regulatory requirements, the Group's investment securities are generally available-for-sale securities as defined by US GAAP (SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities"). Such securities have been reported at cost, adjusted for premium or discount amortisation and any recoverable amount write down. SFAS 115 requires that such securities be reported at fair value, with unrealised gains and losses, net of tax effects, included in comprehensive income and reported as a separate component of equity, unless an unrealised loss is considered to be an other than temporary diminution in value.

  For Australian GAAP purposes, a write-down of $149 million has been taken in the current year against the carrying value of certain high yield investment securities, following a change in holding intention from hold-to-maturity to available-for-sale. For US GAAP purposes, this write-down was taken in 2001 as an other than temporary diminution and, therefore, the US GAAP adjustment in the current year net profit reflects the reversal of this write-down.

7
Dividends proposed after the end of each financial year are recorded in the period to which they relate. Under US GAAP, dividends are recorded in the financial year in which they are declared.

8
Under Australian GAAP, the Group has not recognised a cost for options granted to employees under either the Senior Officers' Share Purchase Scheme (SOSPS), General Management Share Option Plan (GMSOP), or Chief Executive Share Option Agreement (refer note 25) in its statement of financial performance.

  Under US GAAP, in accordance with APB 25 "Accounting for Stock Compensation", a compensation expense has been recognised for the Group's variable stock option plans. This includes the GMSOP and Chief Executive Share Option Agreement.

  In addition, under US GAAP, the Group has adopted the fair value method of accounting under US accounting standard SFAS 123, "Accounting for Stock-Based Compensation" in the year ended 30 September 2002. The fair value of options issued during the year under the SOSPS, GMSOP and Chief Executive Share Option Agreement have been measured and a charge to the profit and loss for employee share compensation expense of $17 million is included in the year ended 30 September 2002. The employee share compensation expense is recognised in the profit and loss over the average vesting period of the option, which is approximately three years. The fair value of options granted during the current financial year have been calculated using the dividend adjusted Black-Scholes option pricing model assuming an average life of 6.5 years (2001 6.5 years, 2000 6.5 years), risk-free interest rate of 5.7% (2001 6.5%, 2000 5.0%), dividend yield of 4.3% (2001 4.2%, 2000 4.3%), volatility of 18% (2001 22%, 2000 25%) and a probability of performance for the GMSOP and the Chief Executive Share Option Agreement of 85% (2001 85%, 2000 85%). SFAS 123 does not require a compensation expense to be recognised for options granted before the initial adoption of this standard. Consequently, the charge to the profit and loss in the current year is not likely to be representative of charges to the profit and loss in future years. The charge in future years will include a component of amortisation of share option expense relating to options granted in prior periods. Had this accounting policy always been applied, the normalised employee compensation expense that would have been recognised in the statement of financial performance in 2002, 2001 and 2000 would have been $24 million, $20 million and $17 million respectively.

  In 2001, the Group also recognised a compensation expense of $7 million for variations in the terms of options issued under the SOSPS in accordance with FIN (FASB Interpretation Number) 44 "Accounting for Certain Transactions Involving Stock Compensation" which was applicable from 1 July 2000.

9
In accordance with US accounting standard SFAS 114 "Accounting by Creditors for Impairment of a Loan" the measurement of impaired loans is to be based on the present value of expected future cash flows discounted at the loan's effective interest rate; or based on a loan's observable market price; or on the fair value of the collateral if the loan is collateral dependent, that is, repayment of the loan is expected to be provided solely by the underlying collateral.

  A significant portion of the Group's portfolio of impaired loans is collateral dependent and the net carrying value, after deducting specific provisions, is based on the estimated market value of the collateral. Moreover, to the extent that the carrying value of non-collateral dependent impaired loans, after deduction of specific provisions, may exceed the present value of expected future cash flows relating to such loans, adequate provision has been made for the shortfall within the general provision for bad and doubtful debts. Accordingly, application of SFAS 114 does not give rise to a US GAAP reconciliation adjustment.

10
The Group has entered into various tax effective financing transactions that derive income that is subject to either a reduced or zero rate of income tax. In order to provide comparability of tax-exempt income to taxable income, a tax equivalent gross up has been used in the financial statements. This has not been applied in the determination of the US GAAP income.

11
Under Australian GAAP, the TOPrS are considered as effectively equity in Westpac, and as such, have not been classified as outside equity interest. Under US GAAP, the TOPrS would be classified as minority interest in the balance sheet and the distributions would be included as a reduction in the net income attributable to Westpac equity holders.

12
The Group maintains a general provision for bad and doubtful debts which is treated as a deduction from loans. Included within the provision is an amount of $207 million (2001 $161 million) in respect of off-balance sheet credit related commitments. Under US GAAP this component of the provision would be included with other liabilities.

13
Effective 1 October 1999, the Group applied the requirement of Statement of Position (SOP98-5) "Start-up Costs". The initial application of SOP98-5 on 1 October 1999 resulted in the recognition of an expense of $35 million before tax ($24 million after tax). This was in respect of start-up costs, which had been capitalised during previous financial years. In the current year, these start-up costs have been written off for Australian GAAP. Accordingly, the application of SOP 98-5 no longer gives rise to a US GAAP reconciliation.

14
Under Australian GAAP, the gain on sale of certain other non-financial assets has been recognised as income. Under US GAAP, the sale of these non-financial assets have been accounted for in a manner consistent with the principles of a sale and leaseback transaction as prescribed by SFAS 13 "Accounting for Leases".

15
Under Australian GAAP, the Group capitalises certain indirect costs incurred in developing computer software. Under US GAAP these costs are expensed.

16
Under Australian GAAP, the Group recognised an increase in equity and a corresponding receivable for the second instalment due on the NZ Class shares. The second instalment was received on 20 December 2000. Foreign exchange contracts were entered into to hedge the foreign exchange risk on this receivable, as it was denominated in New Zealand dollars. The gains and losses after tax on these hedges have been included within the foreign currency translation reserve. Under US GAAP the receivable was treated as a reduction in equity until received. Further, any gains and losses after tax on the hedge contracts are included within earnings.

17
The requirements of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities" requires all derivative instruments to be recognised as either assets or liabilities on the balance sheet, measured at their fair values. The statement permits special hedge accounting for fair value, cash flow and foreign currency hedges providing specific criteria are met. Certain aspects of the required hedge criteria do not allow portfolio hedging. The estimated cost of changing our risk management systems and practices to meet the specific hedge criteria was judged to be prohibitive.

  For US GAAP purposes, most of the hedging and portfolio diversification transactions would not qualify for hedge accounting and the hedging portfolio diversification derivatives are accounted for at fair value in accordance with SFAS 133. The adjustment for US GAAP reporting for the year ended 30 September 2001 includes an opening cumulative charge of $57 million after tax, to net income.

18
Following the sale of AGC, the gain recognised on sale differs between Australian GAAP and US GAAP as a result of previously recognised US GAAP differences.

19
Under Australian GAAP, the provision for restructuring costs as at 30 September 2002 of $95 million includes $67 million of provisions relating to the pending acquisition of BT Financial Group. As this transaction is not consummated at balance date, under US GAAP this provision cannot be recognised.

	2002 $m	2001 $m	2000 $m

Consolidated statement of changes in US GAAP equity attributable to equity holders'
Balance at beginning of year	9,408	8,733	8,751
(Decrease)/ increase in share capital	(10)	165	215
Premium on shares issued	340	336	273
Premium on shares bought back	(372)	(697)	(1,164)
Currency translation adjustments (net of hedging gains/losses)	(76)	74	115
Net income	2,579	1,769	1,527
Dividends provided for or paid	(1,266)	(1,106)	(1,013)
US GAAP adjustments for:
Employee share option compensation	17	7	–
Final dividend proposed for the current year	651	577	512
Final dividend proposed for the prior year	(577)	(512)	(445)
Available-for-sale securities	(104)	62	(38)

Balance at year end	10,590	9,408	8,733

Capital adequacy

At 30 September 2002, the Group's Tier 1 and total capital ratios were 6.5% and 9.4% respectively (2001 6.3% and 9.9% respectively) well in excess of APRA's minimum requirement.

Differences between the Australian and United States definitions of Tier 1 and Tier 2 capital which would have a significant effect on the Group are:

i)
Premises revaluation reserves which qualify as Tier 2 capital under APRA's guidelines do not qualify under United States guidelines.
ii)
Under APRA's guidelines, the general provision for bad and doubtful debts, net of associated future income tax benefits, qualifies as Tier 2 capital. Under United States guidelines, the associated future income tax benefit is not deducted from the general provision but, subject to the exemption in (iii) below, is a direct deduction from Tier 1 capital to the extent that the future income tax benefit exceeds off-setting deferred tax liabilities.
iii)
The United States guidelines allow net future income tax benefits reversing within 1 year to be included in Tier 1 capital up to a bank's projected annual income or 10% of core capital, whichever is less.

Certain differences between Australian GAAP and US GAAP, detailed above also give rise to differences between Tier 1 capital calculated in accordance with Australian guidelines and Tier 1 capital calculated in accordance with United States guidelines.

After adjusting for the above items and differences between Australian GAAP and US GAAP, the Group's Tier 1 and total capital ratios, at 30 September 2002, in accordance with United States guidelines, was 6.6% and 10.6% respectively (2001 6.2% and 10.7% respectively). The Group's leverage ratio for US GAAP purposes is 4.6% (2001 4.4%).

Superannuation (pension) expense

For the purpose of calculating net income in accordance with US GAAP, the Group has adopted SFAS 87 in respect of the Group's principal pension plan for employees of Westpac in Australia. Effective 31 May 2002, the AGC business, including the AGC superannuation plan, was sold. Other pension plans operated by the Group are not material.

In accordance with SFAS 87, the amount by which assets of the pension plan exceeded the actuarial present value of projected benefit obligations is being applied as a reduction of net pension cost over fifteen years.

The reconciliation of net income calculated in accordance with Australian GAAP to net income calculated in accordance with US GAAP for the years ended 30 September 2002, 2001 and 2000 includes net superannuation (pension) credit adjustments after tax of $191 million, $30 million and $8 million respectively. During the year, for Australian GAAP purposes, the Group changed its accounting policy in respect of superannuation to IAS 19, refer note 1 (h)vii. Upon adoption of this standard, the carrying value of the prepaid superannuation asset has been written down by $221 million. Included within the net superannuation (pension) credit adjustment for the years ended 30 September 2001 and 2000, are amounts in respect of the AGC superannuation plan.

	Consolidated
	2002 $m	2001 $m	2000 $m

The superannuation (pension) expense adjustments comprise:
Elimination of superannuation expense/(benefit) for Australian accounting purposes	245	15	3
Income tax applicable	(74)	(4)	(1)

	171	11	2

Recognition of a pension benefit calculated in accordance with US GAAP	29	27	16
Income tax applicable	(9)	(8)	(10)

	20	19	6

Net adjustment	191	30	8

The pension benefit calculated in accordance with US GAAP at 30 June comprises:
Service cost	(61)	(80)	(82)
Interest cost	(81)	(101)	(100)
Return on assets	148	174	163
Net amortisation and deferral	73	74	60

Net periodic pension benefit	79	67	41
Contributions to the accumulation plan	(50)	(40)	(25)

Net Group periodic pension benefit	29	27	16

The following table presents the funded status of the Group's principle pension plans at 30 June:
Change in benefit obligation:
Benefit obligation at beginning of year	1,469	1,551	1,538
Net service cost	68	80	82
Member contributions	10	12	15
Interest cost	87	101	100
Actuarial (losses)/gains	(24)	59	99
Benefits and expenses paid	(217)	(334)	(283)
Divestitures	(112)	–	–

Benefit obligation at year end	1,281	1,469	1,551

Change in fair value of assets:
Fair value of assets at beginning of year	2,184	2,405	2,402
Actual return on assets	(88)	141	296
Total contributions	10	12	15
Benefits and expenses paid	(217)	(334)	(283)
Contributions to the accumulation plan	(50)	(40)	(25)
Divestitures	(173)	–	–

Fair value of assets at year end[1]	1,666	2,184	2,405

Funded status at measurement date[2]	385	715	854
Assets not recognised:
Transitional obligation assets	(159)	(261)	(348)
Unrecognised net loss	437	236	144
Unrecognised prior year service costs	11	16	28

Prepayment of pension costs	674	706	678

1
Plan assets are invested primarily in fixed interest securities, listed Australian and overseas stocks and real estate. Included in the plan assets at 30 June 2002 are deposits with Westpac Banking Corporation totalling $9.8 million (2001 $9.6 million, 2000 $10.3 million) and 2.2 million Westpac Banking Corporation ordinary shares (2001 2.2 million, 2000 3.5 million) having a total market value at that date of $36 million (2001 $32 million, 2000 $42 million).
2
On 31 May 2002, the Group sold AGC to GE Capital. As a result the Group no longer has superannuation obligations in relation to the AGC superannuation fund.

Assumptions used in determining the projected benefit obligation at 30 June 2002, 2001 and 2000 and in determining the pension benefit for the year ended on those dates included the following:

	2002	2001	2000

Pension benefit
Assumed rate of return on plan assets	7.5%	7.5%	7.5%
Projected benefit obligation
Average increase in future compensation levels[1]	3.5%	3.5%	3.5%
Discount rate	6.5%	6.0%	6.5%

1
Plus promotional scales equivalent to approximately 1%

The Group has no material obligations in respect of post-retirement employee benefits other than pensions.

	Consolidated
	2002 $m	2001 $m	2000 $m	1999 $m	1998 $m

Computation of ordinary share earnings
AUSTRALIAN GAAP
Net income after deducting converting and non-converting preference dividends and TOPrS distribution	2,144	1,852	1,672	1,448	1,248
Average number of fully paid shares on issue (millions)	1,812	1,801	1,883	1,881	1,879
Net income per share (cents)	118.3	102.8	88.8	77.0	66.4

Converting and non-converting preference dividends	–	–	–	–	24
TOPrS distribution	48	51	43	8	–
US GAAP
Average issued fully paid $1 shares	1,812	1,801	1,883	1,881	1,879
Average convertible preference shares	–	–	–	–	50
Average options	10	11	23	11	22

Average shares and share equivalents	1,822	1,812	1,906	1,892	1,951

Net income after deducting converting and non-converting preference dividends	2,579	1,769	1,527	1,409	1,277
Basic net income per share (cents)	142.3	98.2	81.1	74.9	68.0
Fully diluted net income per share (cents)	141.5	97.6	80.1	74.5	66.7
Earnings per ADS (five times earnings per share in cents)	712	491	405	374	340
Converting and non-converting preference dividends	–	–	–	–	24

Recent Accounting Pronouncements

SFAS 142 "Goodwill and other intangible assets" is applicable to the Group from 1 October 2002. The standard primarily addresses the accounting that must be applied to goodwill and intangible assets subsequent to their initial recognition. Upon adoption of SFAS 142, goodwill will no longer be amortised and will be tested for impairment at least annually at the reporting unit level for US GAAP purposes. Based on current levels of amortisation expense, Westpac estimates that the impact of adopting SFAS 142 will positively impact our US GAAP net income by approximately $151 million per annum. This includes additional goodwill attributable to the pending acquisition of key parts of the Australian and New Zealand operations of the BT Financial Group.

In July 2002, the Financial Accounting Standards Board (FASB) issued SFAS 146 "Accounting for costs associated with exit or disposal activities". SFAS 146 requires an entity to measure the initial liability for costs associated with exit and disposal activities at fair value. An exit activity includes, but is not limited to, a restructuring that represents a planned and controlled program that either materially changes the scope of a business undertaken by the entity or the manner in which that business is conducted. Further, SFAS 146 requires that an entity only recognise a provision for exit costs when an event has occurred that creates a present obligation to the entity. SFAS 146 is effective for exit or disposal activities that are initiated after 31 December 2002.

The provisioning requirements of SFAS 146 are similar to AASB 1044. AASB 1044 will first apply to the Group from 1 October 2002. The introduction of SFAS 146 and AASB 1044 is not expected to have a material effect on the Group's statement of financial position or statement of financial performance.

On 31 July 2002, FASB issued SFAS 147 "Acquisitions of certain Financial Institutions". SFAS 147 applies to the acquisition of all or part of a financial institution and requires that an acquisition that meets the definition of a business combination be accounted for by the purchase method in accordance with FASB Statement 142, "Business Combinations". SFAS 147 also provides guidance on accounting for the impairment or disposal of acquired long term customer relationship intangible assets that relate to a financial institution.

SFAS 147 is effective for the acquisition of certain financial institutions where the date of acquisition occurs on or after 1 October 2002. SFAS 147 is not expected to have a material effect on the Group's statement of financial position or statement of financial performance.

STATUTORY STATEMENTS

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of Westpac Banking Corporation ("Westpac"), the Directors declare that:

(a)
the financial statements of Westpac and consolidated financial statements of Westpac Banking Corporation ("the Group") and the notes to those financial statements:

(i)
comply with and are in accordance with the Accounting Standards, the Corporations Act 2001, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)
give a true and fair view of Westpac and the Group's financial position as at 30 September 2002 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

(b)
at the date of this declaration there are, in the Directors' opinion, reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

Dated at Sydney this 31st day of October 2002.

For and on behalf of the Board.

/s/ L.A. DAVIS L.A. Davis Chairman	/s/ D.R. MORGAN D.R. Morgan Managing Director and Chief Executive Officer

STATUTORY STATEMENTS

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF WESTPAC BANKING CORPORATION

Audit opinion

In our opinion, the financial report, set out on pages 83 to 200:

•
presents a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Westpac Banking Corporation and the Group (defined below) as at 30 September 2002 and of their performance for the year ended on that date
•
is presented in accordance with the Corporations Act 2001, Accounting Standards, other mandatory professional reporting requirements, and the Corporations Regulations 2001, in the manner prescribed for an authorised deposit-taking institution under the Banking Act, 1959 (as amended) in Australia.

This opinion must be read in conjunction with the following explanation of the scope and summary of our role as auditor.

Scope and summary of our role

The financial report – responsibility and content

The preparation of the financial report for the year ended 30 September 2002 is the responsibility of the Directors of Westpac Banking Corporation. It includes the financial statements for Westpac Banking Corporation ("Westpac") and for the Westpac Banking Corporation Group (the "Group"), which incorporates Westpac and the entities it controlled during the year ended 30 September 2002.

The auditor's role and work

We conducted an independent audit of the financial report in order to express an opinion on it to the members of Westpac. Our role was to conduct the audit in accordance with Australian Auditing Standards to provide reasonable assurance as to whether the financial report is free of material misstatement. Our audit did not involve an analysis of the prudence of business decisions made by the Directors or management.

In conducting the audit, we carried out a number of procedures to assess whether in all material respects the financial report presents fairly a view in accordance with the Corporations Act 2001, Accounting Standards, other mandatory professional reporting requirements, and the Corporations Regulations 2001, in the manner prescribed for an authorised deposit-taking institution under the Banking Act, 1959 (as amended) in Australia, which is consistent with our understanding of Westpac's and the Group's financial position, and their performance as represented by the results of their operations and cash flows.

The procedures included:

•
selecting and examining evidence, on a test basis, to support amounts and disclosures in the financial report. This included testing, as required by auditing standards, certain internal controls, transactions and individual items. We did not examine every item of available evidence
•
evaluating the accounting policies applied and significant accounting estimates made by the Directors in their preparation of the financial report
•
obtaining written confirmation regarding material representations made to us in connection with the audit
•
reviewing the overall presentation of information in the financial report.

Our audit opinion was formed on the basis of these procedures.

Independence

As auditor, we are required to be independent of the Group and free of interests which could be incompatible with integrity and objectivity. In respect of this engagement, we followed the independence requirements set out by The Institute of Chartered Accountants in Australia, the Corporations Act 2001, and the Auditing and Assurance Standards Board.

In addition to our statutory audit work, we and/or PricewaterhouseCoopers were engaged to undertake other services for the Group. These services are disclosed in note 31 to the financial statements. In our opinion the provision of these services has not impaired our independence.

/s/ R. CHOWDRY R. Chowdry	/s/ M.J. CODLING M.J. Codling
Chartered Accountants Sydney, Australia 31 October 2002

STATUTORY STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the members of Westpac Banking Corporation

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of financial performance, statements of cash flows and statements of changes in equity present fairly, in all material respects, the financial position of Westpac Banking Corporation and its controlled entities (the "Group") as of 30 September 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2002, in conformity with the Corporations Act 2001, Accounting Standards, other mandatory professional reporting requirements, and the Corporations Regulations 2001, in the manner prescribed for an authorised deposit-taking institution under the Banking Act, 1959 (as amended) in Australia. These financial statements are the responsibility of Westpac Banking Corporation's Directors; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Australia and the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in note 1 (h)vii the Group changed the method of accounting for acquisition costs associated with its life insurance and funds management activities, superannuation and capitalised expenses incurred in relation to outsourcing of technology operations and mortgage processing activities as of 1 October 2001.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States. The application of the latter would have affected the determination of consolidated net profit expressed in Australian Dollars for each of the three years in the period ended 30 September 2002 and the determination of consolidated equity and consolidated financial position also expressed in Australian Dollars as of 30 September 2002 and 2001 to the extent summarised in Note 45 to the consolidated financial statements.

/s/ R. CHOWDRY R. Chowdry	/s/ M.J. CODLING M.J. Codling
Chartered Accountants Sydney, Australia 31 October 2002

SHAREHOLDING INFORMATION

Top twenty ordinary shareholders
at 1 October 2002

	Number of Fully Paid Ordinary Shares	% held

J P Morgan Nominees Australia Limited	321,927,082	18.36
Westpac Custodian Nominees Limited	169,970,873	9.69
National Nominees Limited	162,841,942	9.29
Citicorp Nominees Limited	116,182,801	6.63
RBC Global Services Australia Nominees Limited	89,234,338	5.09
ANZ Nominees Limited	41,151,809	2.35
Commonwealth Custodial Services Limited	35,418,222	2.02
AMP Life Limited	31,675,772	1.81
MLC Limited	27,678,511	1.58
Queensland Investment Corporation	23,623,041	1.35
Cogent Nominees Pty Limited	20,743,056	1.18
HSBC Custody Nominees (Australia) Limited	14,961,206	0.85
Australian Foundation Investment Company Limited	10,961,616	0.63
The National Mutual Life Association of Australasia Limited	7,450,189	0.42
ING Life Limited	6,664,703	0.38
Government Superannuation Office	6,317,743	0.36
Victorian Workcover Authority	4,831,067	0.28
CSS Board	4,319,069	0.25
Zurich Australia Limited	3,972,918	0.23
Transport Accident Commission	3,870,147	0.22

	1,103,796,105	62.97

Top Twenty Shareholders hold 62.97% of total fully paid ordinary shares issued.

Substantial Shareholders as at 1 October 2002

Shareholders appearing on the Register of Substantial Shareholders as at 1 October 2002 are:

	Number of Shares Held	% of Shares Held

Fully Paid Ordinary Shares
The Commonwealth Bank Group (by notice dated 8 November 2001)	87,807,078	5.01

Analysis of shareholdings as at 1 October 2002

By class:

	Ordinary Shareholdings Fully Paid	%	No. of Ordinary Shares (000)%		Options to subscribe for Ordinary Shares[1]

1 – 1,000	104,323	52.2	45,396	2.6
1,001 – 5,000	72,669	36.3	166,316	9.5	49
5,001 – 10,000	13,339	6.7	94,875	5.4	141
10,001 – 100,000	9,135	4.6	197,953	11.3	462
100,001 and over	438	0.2	1,248,773	71.2	78

Totals	199,904	100.0	1,753,313	100.0	730

Percentage of total securities held by Top 20 holders in each class				62.97	34.83

Holdings less than a marketable parcel	7,727

1
Issued under Senior Officers' Share Purchase Scheme, General Management Share Option Plan or Chief Executive Share Option Agreement.

By domicile:

	Number of Holdings[1]	% of Holdings	Number of Issued Shares and options (000s)	% of Issued Shares and Options

Australia	189,489	94.45	1,768,591	98.32
New Zealand	7,978	3.98	17,054	0.95
United Kingdom	1,642	0.82	5,609	0.31
Japan	31	0.01	302	0.02
United States	326	0.16	1,381	0.08
Other Overseas	1,168	0.58	5,847	0.32

Totals	200,634	100.00	1,798,784	100.00

1
Some registered holders own more than one class of security.

Significant changes in share ownership

On 7 April 1997 associates of Lend Lease Corporation Limited held 180,752,427 shares (10.15%). They ceased to be a substantial shareholder (i.e. holding less than 5% of shares) on 17 January 2000 when their holding reduced to 4.07% of total shares.

On 9 January 1998 The Capital Group of Companies held 156,740,757 shares (8.26%). On 19 January 2000, their holding increased to 171,233,042 shares (9.27%). On 9 November 2000 their holding reduced to 127,955,695 shares (7.22%). On 23 August 2001, the holding reduced to 105,715,558 shares (6.04%). On 22 March 2002, the holding reduced to 88,485,804 shares (5.02%). They ceased to be a substantial shareholder on 27 March 2002.

On 18 February 1998 Australian Mutual Provident Society (and its associates) held 239,378,341 shares (12.61%). On 10 November 1998 their holding reduced to 220,364,227 shares (11.6%). They ceased to be a substantial shareholder on 16 November 2000.

On 13 October 1998 Citibank Limited (and its related bodies including Salomon Smith Barney Securities Australia Pty Limited) held 134,740,368 shares or 7.00% (by virtue of 100 million warrants to convert to fully paid shares between 30 April 2000 and 31 July 2000). Salomon Smith Barney Australia Pty Limited ceased to be a substantial shareholder on 11 May 2000.

On 5 November 2001 the Commonwealth Bank Group became a substantial shareholder holding 87,807,078 shares (5.01%).

Top twenty New Zealand Class shareholders
at 1 October 20021

	Number of Fully Paid NZ Class Shares	% held

New Zealand Central Securities Depository Limited	8,869,382	16.30
Eltub Nominees Limited	3,633,372	6.68
ABN Amro Nominees NZ Limited	1,020,072	1.87
Forbar Custodians Limited	525,648	0.96
Custodial Services Limited	441,007	0.81
Motorua Properties Limited	283,600	0.52
Leveraged Equities Custodians Limited	198,526	0.36
Galt Nominees Limited	273,650	0.50
Paradise Finance Limited	188,000	0.34
Surrey Charles Innes Kent	171,937	0.31
Investment Custodial Services Limited	161,483	0.29
Ace Finance Limited	131,000	0.24
Auckland Medical Research Foundation	129,060	0.23
Amalgamated Dairies Limited	115,100	0.21
Dublin Nominees Limited	100,000	0.18
First NZ Securities Nominees Limited	89,085	0.16
Avalon Investment Trust Limited	86,700	0.15
AMI Insurance Limited	85,878	0.15
Henry Michael Horton	77,700	0.14
University of Otago	75,000	0.13

	16,656,200	30.53

1
WestpacTrust Investments Limited holds 698,375 New Zealand class shares as treasury stock. These shares were purchased through an on-market share buy-back between 24 May 2002 and 12 August 2002. The shares, whilst held as treasury stock, are non-voting and not eligible for dividends.

Top Twenty Shareholders hold 30.53% of total New Zealand Class shares issued.

Analysis of New Zealand Class shareholdings as at 1 October 2002

By class:

	NZ Class Shareholdings Fully Paid	%	No. of NZ Class Shares (000)%

1 – 1,000	24,116	76.0	9,955	18.3
1,001 – 5,000	6,578	20.7	14,951	27.5
5,001 – 10,000	712	2.2	5,330	9.8
10,001 – 100,000	328	1.0	7,400	13.6
100,001 and over	17	0.1	16,757	30.8

Totals	31,751	100.0	54,393	100.0

Holdings less than a marketable parcel	1,231

Analysis of New Zealand Class shareholdings as at 1 October 2002

By domicile:

	Number of Holdings	% of Holdings	Number of Issued Shares and options (000s)	% of Issued Shares and Options

New Zealand	31,341	98.96	54,111	99.47
Australia	182	0.57	165	0.30
United Kingdom	47	0.15	36	0.07
United States	15	0.05	13	0.02
Hong Kong	11	0.03	18	0.03
Other Overseas	155	0.24	50	0.11

Totals	31,751	100.00	54,393	100.00

Westpac credit ratings (October 2002)

	Short term	Long term

Fitch IBCA	F1+	AA-
Moody's Investor Services	P-1	Aa3
Standard and Poor's	A-1+	AA-

A security rating is not a recommendation to buy, sell or hold securities, it may be subject to withdrawal or revision at any time by the assigning rating organisation, and each rating should be evaluated independently of any other rating.

Control of Registrant

We are not directly or indirectly owned or controlled by any other corporation(s) or by any foreign government.

See "Exchange controls and other limitations affecting security holders – Foreign Acquisitions and Takeovers Act 1975 and Financial Sector (Shareholdings) Act 1998" which impose limits on equity holdings.

At 30 September 2002 to our knowledge, no person owned beneficially, directly or indirectly, more than 10% of our outstanding ordinary shares. At 30 September 2002, our directors and executive officers owned beneficially, directly or indirectly, an aggregate of 2,059,840 (0.12%) of the fully paid ordinary shares outstanding.

Participants in the General Management Share Option Plan approved by our shareholders in December 1998 are granted options to acquire fully paid ordinary shares issued by us. Participants are limited to selected executives at General Manager level or above. Non-executive directors are not eligible to participate in the plan and no executive directors may participate in the plan without specific shareholder approval.

No consideration is payable for the grant of an option under the General Management Share Option Plan. The exercise price is equal to the average closing price of our ordinary shares on the Australian Stock Exchange Limited during the five business days before the date of the offer of options to the selected executive. The options have a ten year life and are subject to a performance requirement that will determine the proportion of shares in respect of which the options may be exercised following the end of the performance period. The performance hurdles compare the total shareholder returns received by our share holders against those received by shareholders of a peer group over the performance period. The peer group will be the 50 largest (by market capitalisation) industrial companies listed on the Australian Stock Exchange Limited (excluding us) at the time of the commencement of each performance period. Upon exercising an option, the officer has the right to take up his or her entitlement in whole or in part (but in multiples of 1,000) as fully paid ordinary shares. The exercise price is payable at that time. If an option is not exercised prior to the end of its term, it lapses. At 30 September 2002, 42 executives (40 in 2001) held options under the General Management Share Option Plan.

Under the Senior Officers' Share Purchase Scheme, we have granted options to senior officers to purchase ordinary shares. The option term was five years. Options are exercisable during the last two years of the term or within twelve months of retirement or death in service.

Pursuant to amendments to the Senior Officers' Share Purchase Scheme rules, approved by our shareholders in December 1998, options granted by us following those amendments have a term of ten years and are exercisable during the last seven years of the term or within twelve months of retirement or death in service.

The consideration payable for the grant of an option prior to December 1998 was $0.01 per share. Since December 1998, no consideration has been payable. The exercise price is equal to the closing market price of our ordinary shares on the Australian Stock Exchange Limited on the day before the option is offered to the senior officer. Upon exercising an option, the officer has the right to take up his or her entitlement in whole or in part (but in multiples of 1,000) as fully paid shares, in which event the whole of the exercise price (less the $0.01 per share if paid upon grant of the option) becomes payable. If an option is not exercised prior to the end of its term, it lapses and the $0.01 per share, if previously paid, is forfeited by the officer.

Eligibility for participation in the Senior Officers' Share Purchase Scheme, as now constituted, is restricted to our full-time employees who do not qualify for the General Management Share Option Plan and who are designated by the directors from time to time to have achieved the status equal to or above senior officer. At 30 September 2002, there were 479 senior officers (704 in 2001) who held partly paid ordinary shares or options under the Senior Officers' Share Purchase Scheme.

The plans also contain a provision which ensures compliance with the 5% over 5 years rule set under the Australian Securities and Investments Commission Class Order CO 00/220, which provides relief from the prospectus regime of the Australian Corporations Act 2001. Under that class order, the number of shares the subject of options to be offered to employees at any particular time cannot, at the time the offer is made and when aggregated with the number of shares the subject of previously issued unexercised options issued to employees under those plans and with the number of shares issued during the previous five years under all employee share schemes, exceed 5% of the total number of shares on issue at the time that offer is made.

Pursuant to a resolution passed at a special general meeting of our shareholders on 2 September 1999, our Managing Director and Chief Executive Officer, David Morgan, holds three tranches of non-transferable options ("1999 options"), each tranche enabling him to subscribe for 1,000,000 ordinary shares at a price of $10.83 per share. The first tranche became exercisable on 1 March 2002 and may be exercised at any time up to 1 March 2009. The second tranche is exercisable between 1 March 2003 and 1 March 2009. The third tranche is exercisable between 1 March 2004 and 1 March 2009. All tranches are subject to a performance requirement that will determine the particular proportion, which may be exercised after the end of the performance period for that tranche. The performance hurdles compare the total shareholder returns received by our shareholders against those received by shareholders of a peer group over the performance period. The peer group is the 50 largest (by market capitalisation) industrial companies listed on the Australian Stock Exchange Limited at the time of the commencement of each performance period. The application of these hurdles to the first tranche, resulted in 920,000 shares vesting, with the entitlement to the remaining 80,000 shares lapsing.

Pursuant to a resolution passed at the annual general meeting of our shareholders on 13 December 2001, the grant of a further two tranches of non-transferable options to David Morgan was approved. Each tranche enables him to subscribe for 1,100,000 ordinary shares. The exercise price of each tranche is or will be the weighted average price of all our ordinary shares traded on the Australian Stock Exchange Limited during the one week period immediately preceding the grant date of the options.

The first tranche was granted on 1 March 2002 at an exercise price of $16.71 per share. The second tranche will not be granted until 1 March 2003. The first tranche is subject to the same performance hurdles as the 1999 options. When granted, the second tranche will also be subject to the same performance hurdles, unless prior to 1 March 2003, our directors determine alternative hurdles.

The names of all persons who hold options currently on issue are entered in our register of option holders which may be inspected at Computershare Investor Services Pty Limited, 60 Carrington Street, Sydney, New South Wales, Australia.

Market price information

The principal listing of our ordinary shares is on the Australian Stock Exchange Limited. American Depositary Shares, each representing five ordinary shares, are listed on the New York Stock Exchange. The ordinary shares are also listed on the Tokyo Stock Exchange and the New Zealand Stock Exchange.

The tables below set forth, for the calendar periods indicated, the reported high and low market quotations for our ordinary shares on the Australian Stock Exchange Limited based on its daily official list and for our New Zealand Class shares1, which are listed on the New Zealand Stock Exchange.

	Per ordinary share in A$		Per NZ Class share in NZ$
Financial year ending	High	Low	High		Low

September 2002	17.01	13.11	19.10		14.20
September 2001	14.55	11.87	16.50		10.00	[2]
September 2000	12.97	9.16	10.35	[2]	6.80	[2]
September 1999	12.06	8.36	n/a		n/a
September 1998	11.45	7.10	n/a		n/a

	Per ordinary share in A$		Per NZ Class share in NZ$
Quarter ending	High	Low	High		Low

2002
March	17.01	14.93	19.10		17.10
June	16.82	15.07	18.85		17.25
September	16.47	13.85	17.75		15.50
2001
March	14.38	12.22	15.45		13.20
June	14.55	12.52	16.50		13.85
September	14.55	11.87	16.40		13.10
December	16.59	13.11	18.49		14.20
2000
March	11.20	9.94	8.32	[2]	7.45	[2]
June	12.51	10.33	8.75	[2]	6.80	[2]
September	12.97	11.65	10.35	[2]	8.15	[2]
December	14.19	12.70	15.20		10.00	[2]

	Per ordinary share in A$		Per NZ Class share in NZ$
Month ending – 2002	High	Low	High		Low

September	15.78	13.85	17.30		15.50
August	15.85	14.62	17.45		16.15
July	16.47	14.89	17.75		16.37
June	16.82	16.06	18.55		17.55
May	16.62	15.85	18.52		18.00
April	16.75	15.07	18.85		17.25

1
Our New Zealand Class shares were first issued by a subsidiary, WestpacTrust Investments Limited, on 12 October 1999.
2
Our New Zealand Class shares were partly paid until 20 December 2000 when the final instalment of NZ $4.75 was due.

The tables below set forth for the calender periods indicated, the reported high and low sales prices for our American Depositary Shares on the New York Stock Exchange.

	Per American Depositary Share in US$
Financial year ending	High	Low

September 2002	48.00	32.50
September 2001	39.10	29.36
September 2000	36.88	30.06
September 1999	33.56	29.81
September 1998	38.81	34.44

	Per American Depositary Share in US$
Quarter ending	High	Low

2002
March	43.13	38.70
June	48.00	40.20
September	45.60	37.97
2001
March	39.10	30.41
June	37.60	30.70
September	38.45	29.36
December	42.55	32.50
2000
March	35.44	30.75
June	36.75	31.00
September	36.88	34.06
December	37.88	33.63

	Per American Depositary Share in US$
Month ending – 2002	High	Low

September	43.29	37.97
August	42.55	39.26
July	45.60	40.60
June	48.00	45.30
May	46.81	43.00
April	44.55	40.20

Morgan Guaranty Trust Company of New York acts as depositary for our American Depositary Shares.

At 30 September 2002, there were 199,904 record holders, compared to 191,479 in 2001 and 188,461 in 2000. Record holders with registered addresses in Australia held approximately 98% of our fully paid ordinary share capital at 30 September 2002, 2001 and 2000 respectively.

Our 7 7/8% subordinated debentures due 16 October 2002 are not listed on any securities exchange. Several investment banks make a market in those debentures in the United States, but such market making may be terminated at any time.

Exchange controls and other limitations affecting security holders

Australian exchange controls

Australian laws control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia. Pursuant to certain general and specific exemptions, authorities and approvals, however, we are not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:

(i)
withholding taxes (see "Taxation") in relation to remittances of dividends (to the extent they are unfranked) and interest payments;

(ii)
a restriction on buying, borrowing, selling, lending or exchanging foreign currency where the transaction relates to property, securities or funds:

(a)
in Australia belonging either directly or indirectly to, or other payments to, the Government of Iraq, its agencies or its nationals;

(b)
owned or controlled directly or indirectly by, or otherwise relating to payments by or on behalf of:

•
the Embassy of the Federal Republic of Yugoslavia;
•
the Consulate-General of the Federal Republic of Yugoslavia;
•
Narodna Banka Jugoslavije;
•
certain persons including supporters of the former Milosevic regime;

(c)
owned or controlled by, or otherwise relating to payments, directly or indirectly, to or for the benefit of:

•
the National Union for Total Independence of Angola (UNITA);
•
senior officials of UNITA;
•
adult members of the immediate families of the senior officials of UNITA;

(iii)
a prohibition on:

(a)
using or dealing with an asset owned or controlled directly or indirectly by a person or entity mentioned in paragraph 1(c) of United Nations Security Council Resolution 1373, or allowing or facilitating the use of or dealing with such an asset;

(b)
making an asset available to a person or entity mentioned in paragraph 1(c) of United Nations Security Council Resolution 1373.

Notwithstanding the restrictions referred to in paragraph (ii) above, the Reserve Bank of Australia may approve certain transactions in circumstances it deems appropriate.

Effectively, the only exchange controls limiting the purchase of domestic securities by non-residents retained in terms of us are Foreign Exchange Regulations relating to the requirement of the Reserve Bank of Australia approval for investment in Australia by central banks, foreign government agencies which are holders of the official exchange reserves of their country and who do not act independently of their government with respect to investment decisions.

Limitations affecting security holders

The following Australian laws impose limitations on the right of non-residents or non-citizens of Australia to hold, own or vote shares in our company. All these limitations apply to the holders of the American

Depositary Receipts evidencing American Depositary Shares, issued by our depositary in the United States.

Foreign Acquisitions and Takeovers Act 1975

Acquisitions of interest in shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of Australia under the Foreign Acquisitions and Takeovers Act 1975. That statute applies to any acquisition of 15% or more of the outstanding shares of an Australian company or any acquisition which results in one foreign person including a corporation or group of associated foreign persons controlling 15% or more of total voting power. In addition, the statute applies to any acquisition by non-associated foreign persons resulting in foreign persons controlling, in the aggregate, 40% or more of total voting power or ownership. The statute requires any persons proposing to make any such acquisition to first notify the Treasurer of their intention to do so. Where such an acquisition has already occurred, the Treasurer has the power to order divestment.

Financial Sector (Shareholdings) Act 1998

The Financial Sector (Shareholdings) Act 1998 of Australia imposes restrictions on shareholdings in Australian financial sector companies (which includes us). Under that statute a person (including a corporation) may not hold more than a 15% "stake" in a financial sector company without prior approval from the Treasurer of Australia. A person's stake in a financial sector company is equal to the aggregate of the person's voting power in the company and the voting power of the person's associates. The concept of voting power is very broadly defined. The Treasurer may approve a higher percentage shareholding limit if the Treasurer is satisfied that it is in the national interest to do so.

In addition, even if a person does not exceed the 15% shareholding limit in a financial sector company, the Treasurer has the power to declare that a person has "practical control" of a financial sector company and require the person to relinquish that control or reduce their stake in that company.

Corporations Act 2001

The Australian Corporations Act 2001 ("the Act") prohibits any person (including a corporation) from acquiring a relevant interest in our voting shares if, after the acquisition, that person or any other person would be entitled to exercise more than 20% of the voting power in us. The prohibition is subject to certain limited exceptions, which must strictly be complied with to be applicable. In addition, under the Act, any person who begins to have, or ceases to have, a substantial holding in us, or if any person already has a substantial holding and there is a movement of at least 1% in their holding, is required to give a notice to us and to the Australian Stock Exchange Limited providing certain prescribed information, including their name and address and details of their relevant interests in our voting shares. Such notice must, generally, be provided within two business days.

A person will have a substantial holding if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The concepts of "associate" and "relevant interests" are broadly defined in the Act and investors are advised to seek their own advice on their scope. In general terms, a person will have a relevant interest in a share if they:

(i)
are the holder of that share;

(ii)
have power to exercise, or control the exercise of, a right to vote attached to that share; or

(iii)
have power to dispose of, or control the exercise of a power to dispose of, that share.

It does not matter how remote the relevant interest is or how it arises. If two or more persons can jointly exercise any one of these powers, each of them is taken to have a relevant interest. Nor does it matter that the power or control is express or implied, formal or informal, exercisable either alone or jointly with someone else or if the exercise of the power would result in a breach of contract, trust or other arrangement or understanding.

The American Depositary Receipts agreement

Pursuant to the Deposit Agreement among Morgan Guaranty Trust Company of New York as depositary, and us, and the record holders from time to time of all American Depositary Receipts issued thereunder, record holders of American Depositary Receipts must comply with our requests for information as to the capacity in which such holders own American Depositary Receipts and related ordinary shares as well as to the identity of any other person interested in such American Depositary Receipts and related ordinary shares and the nature of such interest. In addition, the Deposit Agreement applies all of the provisions of our Constitution to American Depositary Receipts holders.

Enforceability of foreign judgments in Australia

We are an Australian public corporation having limited liability. All of our directors and executive officers, reside outside the United States (US). Substantially all or a substantial portion of the assets of those persons are located outside the US. As a result, it may not be possible for investors to effect service of process within the US upon such persons or to enforce against them judgments obtained in US courts predicated upon the civil liability provisions of the Federal securities laws of the US. We have been advised by our Australian counsel, Allens Arthur Robinson, that there is doubt as to the enforceability in Australia, or in actions for enforcement of judgments of US courts, of civil liabilities predicated upon the Federal securities laws of the US. We have expressly submitted to the jurisdiction of New York State and US Federal courts sitting in the City of New York for the purpose of any suit, action or proceedings arising out of the offering of securities in the US. We have appointed our legal counsel c/o Westpac Banking Corporation, 39th Floor, 575 Fifth Avenue, New York, New York 10017 as our agent upon whom process may be served in any such action.

Taxation

The following discussion is a summary of certain Australian taxation implications of the ownership of ordinary equity (including American Depositary Shares). The statements concerning Australian taxation set out below are based on the laws in force at the date of the annual report and the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and The Prevention of Fiscal Evasion with respect to Taxes on Income ("the Tax Treaty"), and are subject to any changes in Australian law and any change in the Tax Treaty occurring after that date.

The Australian government has recently commenced a review of Australia's international tax arrangements. At this stage there is no indication that changes which may result from the review will adversely affect us.

The discussion is intended only as a descriptive summary and does not purport to be a complete analysis of all the potential Australian tax implications of owning and disposing of ordinary shares. The specific tax position of each investor will determine the applicable Australian income tax implications for that investor and we recommend each investor consult their own tax advisers concerning the implications of owning and disposing of ordinary shares.

Taxation of dividends

Under the Australian dividend imputation system, Australian tax paid at the company level is imputed (or allocated) to shareholders by means of imputation credits which attach to dividends paid by the company to the shareholder. Such dividends are termed "franked dividends".

When an Australian resident individual shareholder receives a franked dividend, the shareholder receives a tax credit which can be offset against the Australian income tax payable by the shareholder. An Australian resident shareholder may, in certain circumstances, be entitled to a refund of excess franking credits in relation to dividends paid on or after 1 July 2000.

While a company may only declare a dividend out of profits, the extent to which a dividend is franked typically depends upon a company's available franking credits at the time of payment of the dividend. Accordingly, a dividend paid to a shareholder may be wholly or partly franked or wholly unfranked.

Fully franked dividends paid to non-resident shareholders are exempt from Australian dividend withholding tax. Dividends paid to a non-resident shareholder which are not fully franked are subject to dividend withholding tax at the rate of 30% (unless reduced by a double tax treaty) to the extent they are unfranked. In the case of residents of the U.S., the rate is reduced to 15% under the Tax Treaty provided the shares are not effectively connected with a permanent establishment or a fixed base of a non-resident in Australia through which the non-resident carries on business in Australia or provides independent personal services. In the case of residents of the U.S. that have a permanent establishment or fixed base in Australia and the shares in respect of which the dividends are paid are effectively connected with such a permanent establishment or fixed base, withholding tax at the rate of 30% will apply to the extent the dividends are not franked.

Fully franked dividends paid to non-residents shareholders and dividends that have been subject to dividend withholding tax are not subject to any further Australian income tax.

There are circumstances where a shareholder may not be entitled to the benefit of franking credits. The application of these rules depend upon the shareholder's own circumstances, if a resident, including the period which the shares are held and the extent to which the shareholder is "at risk" in relation to their shareholding.

Gain or Loss on Disposition of Shares

Subject to two exceptions, a non-resident disposing of shares in Australian public companies will be free from income tax in Australia. The exceptions are as follows:

•
shares held as part of a trade or business conducted through a permanent establishment in Australia. In such a case, any profit on disposal would be assessable to ordinary income tax. Losses would constitute an allowable deduction; and
•
shares held in public companies where such equity represents (or in the last five years have represented) a holding of 10% or more by value in the issued capital of the company. In such a case, capital gains tax would apply, but not otherwise.

Capital gains tax in Australia is payable on 50% of any capital gains (without adjustment for inflation indexation) on the disposal of assets acquired on or after 1 October 1999 and held for at least 12 months by individuals. For the assets acquired prior to 1 October 1999, individuals will be able to choose between the following alternatives:

•
taxed on any capital gain after allowing for indexation of the cost base where the shares has been held for at least 12 months (i.e. the difference between the disposal price and the original cost indexed for inflation over the period). Indexing does not apply where the shares are disposed of within 12 months of acquisition. Indexation of the cost base for calculating capital gains tax is frozen at 30 September 1999 for all taxpayers including non-residents; and
•
taxed on 50% of the actual capital gain (without adjustment for inflation indexation) where the shares have been held for at least 12 months.

Normal rates of income tax would apply to capital gains so calculated. Capital losses are not subject to indexation; they are available as deductions, but only in the form of offset against other capital gains. Depending upon which of the above alternatives is chosen, nominal capital losses are to be offset against capital gains net of frozen indexation or the full nominal capital gain before the 50% reduction. Excess capital losses can be carried forward for offset against future capital gains.

United States taxation

This section is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations and published rulings and court decisions, all as currently in effect, as well as the Tax Treaty. These laws are subject to change, possibly on a retroactive basis.

For purposes of this discussion you are a U.S. holder if you are a beneficial owner of shares and you are:

•
a citizen or resident of the United States,
•
a domestic corporation,
•
an estate whose income is subject to United Stares federal income regardless of its source, or
•
a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorised to control all substantial decision of the trust.

Taxation of dividends

Under the United States federal income tax laws, if you are a U.S. holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a U.S. holder will be the U.S. dollar value of the Australian dollar payments made, determined at the spot Australian dollar/U.S. dollar rate on the date the dividend distribution is included in your income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into U.S. dollars will be treated as ordinary income or loss.

The gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in your ordinary shares and thereafter as capital gain.

Subject to certain limitations, the Australian tax withheld in accordance with the Tax Treaty and paid over to Australia will be creditable against your United States federal income tax liability.

Dividends will be income from sources outside the United States, but generally will be "passive income" or "financial services income" which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to you.

Taxation of Capital Gains

If you are a U.S. holder and you sell or otherwise dispose of your ordinary shares, you will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount that you realise and your tax basis, determined in U.S. dollars, in your ordinary shares. Capital gain of a non-corporate U.S. holder is generally taxed at a maximum rate of 20% where the property is held more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

PFIC Considerations

We do not believe that we will be treated as a passive foreign investment company (a "PFIC") for United States federal income tax purposes, and this discussion so assumes, but that is a factual determination made annually and therefore may be subject to change. If we were to be treated as a PFIC, a U.S. holder of ordinary shares would be subject to certain adverse tax consequences.

Management

Directors

Our business is governed by a board of directors of no fewer than seven and no more than fifteen in total, exclusive of executive directors. At 30 September 2002, the directors were:

Name of director	Year appointed	Expiry of current term in office

Leon Davis (Chairman)[1,2,3,4,5,6]	1999	2002
David Morgan (Managing Director)[5,7]	1997	N/A
Barry Capp[1,3,4]	1993	2003
David Crawford[1]	2002	2005
Sir Llewellyn Edwards[3,4,5]	1988	2002
Ted Evans[2,3]	2001	2004
John Fairfax[2,5]	1996	2004
Helen Lynch[1,3]	1997	2003
Peter Ritchie[1,4,5,8]	1993	2002

1
Member of the Board Audit and Compliance Committee, which reviews our accounting and financial reporting practices, including the activities of internal and external auditors.
2
Member of the Board Credit and Market Risk Committee, which reviews and monitors our market risk limits and credit decisions, policies and control procedures, bad and doubtful debts performance and policies governing management of our credit portfolio. Above certain limits, credit decisions are also made by this committee.
3
Member of the Board Nominations Committee, which develops and reviews policies on director tenure, non-executive director remuneration and retirement schemes, board composition, strategic function and size, eligibility criteria for election of directors, and board and board committee effectiveness.
4
Member of the Board Remuneration Committee, which reviews our personnel matters, including remuneration, merit recognition, recruiting policies, management development, training policies and succession planning.
5
Member of the Board Social Responsibility Committee, which sets standards for social and ethical practices, considers and endorses proposals designed to enhance and implement our objective of differentiation from our competitors, and monitors compliance with our published statements on our social responsibility.
6
Appointed as Chairman on 15 December 2000.
7
Appointed as Managing Director and Chief Executive Officer on 1 March 1999.
8
Retired as a director on 30 September 2002.
9
Retired 30 September 2002.

Term of directors

Our board of directors has the power to appoint persons as directors to fill any vacancies. Our Constitution provides that at every Annual General Meeting one-third of non-executive directors (or the nearest number to one-third but not exceeding one-third) shall retire from office and shall be eligible for re-election. The directors to retire by rotation shall be those who have been the longest in office. Under the Listing Rules of the Australian Stock Exchange Limited no director (apart from the managing director) of a listed entity may continue in office, without offering himself or herself for re-election, past the third annual general meeting following their appointment or previous re-election or three years, whichever is the longer.

Under our Constitution the retiring age is 70 years of age. Any director who attains 70 years of age during the year will be required to retire at the close of the next annual general meeting.

Changes in board of directors

Following the conclusion of our Annual General Meeting on 13 December 2001, Warren Hogan retired from our board of directors as he had reached the compulsory retirement age under our Deed of Settlement. Ian Harper and Eve Mahlab did not seek re-election to the board.

On 30 September 2002, Peter Ritchie retired from our board of directors.

Ted Evans was appointed a non-executive director, effective 5 November 2001 and

David Crawford was appointed a non-executive director, effective 3 May 2002.

Group Executives

At 30 September 2002 our Group Executives were:

Name of Group Executive	Position	Year joined Group	Year appointed to position

David Morgan	Chief Executive Officer	1990	1999
Philip Chronican	Chief Financial Officer	1982	2001
David Clarke	Group Executive, Wealth Management	2000	2002
Philip Coffey	Group Executive, Westpac Institutional Bank	1996	2002
Michael Coomer	Group Executive, Business and Technology Solutions and Services	2002	2002
Michael Pratt	Group Executive, Business and Consumer Banking	2002	2002
Ann Sherry	Group Executive, People and Performance	1994	1999

There are no family relationships between or among any of our directors or Group Executives.

David Morgan, BEc, MSc, PhD. Age 55

Appointed Chief Executive Officer (CEO) in 1999, David has led all of our major businesses, including Westpac Financial Services, retail banking, commercial banking, corporate and institutional banking and international banking since joining us in 1990. David has extensive experience in the financial sector, having worked in the International Monetary Fund in the 1970s, and the Federal Treasury in the 1980s as Senior Deputy Secretary.

Philip Chronican, B Com (Hons), MBA, FAIBF. Age 46

Phil was appointed Chief Financial Officer (CFO) in February 2001 with responsibility for our finance, tax, treasury, risk management, legal, strategy, and investor relations functions. He was previously Deputy Chief Financial Officer and has held business group CFO roles in both retail and institutional banking. Phil has been with us for 20 years in a variety of positions in Australia and in New Zealand.

David Clarke, LLB. Age 47

Since joining us in July 2000, David has led both Banking and Financial Solutions and the Australian Business and Consumer Bank. In September 2002, he assumed responsibility for developing our expanded wealth management business, which includes asset accumulation, investment management, life insurance and our New Zealand wealth management activities. David was previously an Executive Director with the Lend Lease Group and CEO of MLC Limited.

Philip Coffey, BEco (Hons). Age 44

Phil joined us in 1996 and leads our global wholesale banking operation, with offices spanning Australia, New Zealand, USA, the UK and Asia. Previously with AIDC and Citicorp Global Asset Management, he has extensive experience in financial and capital markets. Phil began his career with the Reserve Bank of Australia and has had over ten years experience with Citibank in London and New Zealand.

Phil entered into an employment agreement with us as of 23 July 2002. Details of remuneration and options allocated are disclosed on page 77-78.

Michael Coomer, C Eng, Grad Dip Digital Comms, AMP (Harvard), MAICD, FAIBF, FAIM, ATS. Age 49

Michael joined us in January 2002 to head up the information technology, eBusiness, strategic sourcing governance, operations and corporate services businesses. He has almost 30 years of experience at the forefront of information technology, having had associations in the telecommunications, financial services, aerospace and defence industries, primarily in senior executive roles.

Michael entered into an employment agreement with us as of 6 February 2002. Details of remuneration and options allocated are disclosed on page 77-78.

Michael Pratt, C Bkg, Grad Dip Org Beh, FAIBF, MAIM. Age 49

Mike joined our executive team in April 2002 as Group Executive for New Zealand and Pacific Banking. In August 2002, he was appointed Group Executive, Business and Consumer Banking for Australia and is also CEO of Bank of Melbourne. Mike has an extensive career in retail banking and was previously CEO, Australia, National Australia Bank and CEO of Bank of New Zealand.

Mike entered into an employment agreement with us as of 12 April 2002. Details of remuneration and options allocated are disclosed on page 77-78.

Ann Sherry, BA, GradDipIR, MAICD, FAIBF, FIPAA. Age 48

Joining us in 1994. Ann headed Human Resources for our institutional and international bank in 1996. She also led the team managing human resources, change management and public affairs in the merger with Bank of Melbourne, of which she subsequently became CEO. Ann became head of our Group Human Resources in 1999 and Group Executive in 2000 and by then, we were recognised as a leader in employment practices. In October 2002, she was appointed Group Executive, New Zealand and Pacific Banking and CEO of WestpacTrust. Ann has had extensive experience in government. She was First Assistant Secretary of the Office of the Status of Women, advising the Prime Minister. Ann is also the CEO of Bank of Melbourne.

Subsequent appointments:

Ilana Atlas, BJuris, LLB, LLM. Age 48

Ilana joined us in 2000 as Group Secretary and General Counsel responsible for our legal, secretariat, compliance and regulatory functions. In October 2002 she was appointed to her present role, which articulates our overall people management framework, including employee relations, training and development, and remuneration. She was previously a partner of Mallesons Stephen Jaques, where she worked extensively as a corporate lawyer and in managerial roles including human resources and as managing partner.

Additional information

Our Constitution

Overview

We were incorporated in 1850 under the Bank of New South Wales Act, a special piece of legislation passed by the New South Wales Parliament at a time when there was no general companies' legislation in Australia. On 23 August 2002, for the first time in our history, we became registered under the Australian Corporations Act 2001 ("the Act") as a public company limited by shares.

As part of the process of becoming a company regulated under the Act, shareholders adopted a new constitution at the annual general meeting on 15 December 2000, which came into operation on 23 August 2002.

Our objects and purposes

Our constitution does not contain a statement of our objects and purposes. These were originally contained in the Bank of New South Wales Act of 1850, as amended. Now, as a company regulated by the Act we have the legal capacity and powers of an individual both within and outside Australia, and all the powers of a body corporate, including the power to issue and cancel shares and debentures, to distribute our property among our equity holders (either in kind or otherwise), to give security by charging its uncalled capital; to grant a floating charge over our property and to do any other act permitted by any law.

All corporate entities in Australia have a unique, nine digit, identification number, which must be included on all public documents and negotiable instruments. Companies have what is known as an Australian Company Number (or ACN) and other corporate entities have an Australian Registered Business Number (or ARBN). In addition, since 1 July 2000, all businesses in Australian have (under the Australian tax system) been required to have what is known as an Australian Business Number (or ABN), an eleven digit number the last nine digits of which are, for corporate entities, identical to their ACN or ARBN. The ABN may be quoted on public documents and negotiable instruments in lieu of the ACN or ARBN.

Our ACN is 007 457 141 and our ABN is 33 007 457 141.

Directors' interest, powers re compensation, borrowing powers etc

(a)
Under article 9.12 (a) of our constitution, subject to complying with the Act regarding disclosure of and voting on matters involving material personal interests, our directors may:

(i)
hold any office or place of profit in our company, except that of auditor;
(ii)
hold any office or place of profit in any other company, body corporate, trust or entity promoted by our company or in which it has an interest of any kind;
(iii)
enter into any contract or arrangement with our company;
(iv)
participate in any association, institution, fund, trust or scheme for past or present employees or directors of our company or persons dependent on or connected with them;
(v)
act in a professional capacity (or be a member of a firm which acts in a professional capacity) for our company, except as auditor; and
(vi)
participate in, vote on and be counted in a quorum for any meeting, resolution or decision of the directors and may be present at any meeting where any matter is being considered by the directors.

  Under clause 9.12(b) of the constitution, a director may do any of the above despite the fiduciary relationship of the director's office:

  (i)
  without any liability to account to our company for any direct or indirect benefit accruing to the director; and
  (ii)
  without affecting the validity of any contract or arrangement.

  Under the Act, however, a director who has a material personal interest in any matter to be considered at any board meeting must not be present while the matter is being considered or vote on the matter, unless the other directors resolve to allow that director to be present and vote or a declaration is made by the Australian Securities and Investments Commission permitting that director to participate and vote. These restrictions do not apply to a limited range of matters set out in Section 191 of the Act where the director's interest:

  (i)
  arises because the director is a shareholder of the company in common with other shareholders;
  (ii)
  arises in relation to the director's remuneration as a director of the company;
  (iii)
  relates to a contract the company is proposing to enter into that is subject to shareholder approval and will not impose obligations on the company if not approved by shareholders;
  (iv)
  arises merely because the director is a guarantor or has given an indemnity or security for all or part of a loan (or proposed loan) to the company;
  (v)
  arises merely because the director has a right of subrogation in relation to a guarantee or indemnity referred to in (iv);
  (vi)
  relates to a contract that insures, or would insure, the director against liabilities the director incurs as an officer of the company (but only if the company or a related body corporate is not the insurer);
  (vii)
  relates to any payment by the company or a related body corporate in respect of certain indemnities permitted by the Act or any contract relating to such an indemnity; or
  (viii)
  is in a contract or proposed contract with, or for the benefit of, or on behalf of, a related body corporate and arises merely because the director is a director of that related body corporate.

  If, because of the interest of directors in a particular matter, the meeting is inquorate, the matter must be referred to shareholders and interested directors are entitled to vote on any proposal to requisition such a meeting.

(b)
Under article 9.8 of our constitution, the aggregate annual amount to be paid to our non-executive directors must be approved by our shareholders, Once approved, that aggregate amount is paid to those directors in such manner as the Board from time to time determines.

  As described in paragraph (a), directors' remuneration is one of the exceptions under section 191 of the Act to the prohibitions against being present and voting on any matter in which a director has a material personal interest.

(c)
Article 10.2 of our constitution empowers our directors, as a Board, to exercise all the powers of our company to borrow or raise money, to change any property or business of our company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of our company or of any other person. Such powers may only be changed by amending the constitution, which requires a special resolution (ie a resolution passed by at least 75% of the votes cast by members entitled to vote on the resolution and notice of which has been given in accordance with the Act).

(d)
Under our constitution, our directors must retire at the close of the annual general meeting that is held next after he or she attains the age of 70 years.

  Under the Listing Rules of the Australian Stock Exchange Limited no director (apart from the managing director) of a listed entity may continue in office, without offering himself or herself for re-election, past the third annual general meeting following their appointment or previous re-election or three years, whichever is the longer.

Share rights

The rights attaching to our ordinary shares are set out in the Act and in our constitution, and may be summarised as follows:

(a)
Profits and Dividends

  Holders of ordinary shares are entitled to receive such dividends on those shares as may be declared by our directors from time to time. Dividends that are paid but not claimed may be invested by our directors for the benefit of the company until required to be dealt with in accordance with any law relating to unclaimed monies.

  Dividends are only payable out of our net profit. Subject to the Act, the constitution, the rights of persons (if any) entitled to shares with special rights to dividend and any contrary terms of issue of or applying to any shares, our directors may determine that a dividend is payable, fix the amount and the time for payment and authorise the payment or crediting by our company to, or at the direction of, each shareholder entitled to that dividend.

  If any dividends are returned unclaimed, we are obliged, under the Banking Act 1959, to hold those amounts as unclaimed moneys for a period of six years. If at the end of that period the moneys remain unclaimed by the shareholder concerned, we must, within three months of the end of the calendar year in which that period expired, pay the moneys to the Commonwealth of Australia. Upon such payment being made, we are discharged from further liability in respect of that amount.

  Our directors may, before paying any dividend, set aside out of our profits such sums as they think proper as reserves, to be applied, at the discretion of our directors, for any purpose for which the profits of the company may be properly applied. Our directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

  Each ordinary shareholder present at a general meeting (whether in person or by proxy or representative) is entitled to one vote on a show of hands or, on a poll, one vote for each fully paid ordinary share held. Holders of partly paid ordinary shares voting on a poll are entitled to a number of votes based upon the proportion that the amount of capital called and paid up on the shares bears to the total issue price of the shares.

  The following restrictions apply to our ability to declare and/or pay dividends:

  (i)
  if the payment of the dividend would breach or cause a breach by us of applicable capital adequacy or other supervisory requirements of the Australian Prudential Regulatory Authority (APRA). Currently, one such requirement is that a dividend should not be paid without APRA's prior consent if payment of that dividend, after taking into account all other dividends (if any) paid on our shares during the then current financial year, would cause the aggregate of such dividend payments to exceed our consolidated net income for that year, as reflected in our audited consolidated financial statements; and
  (ii)
  if, under the Banking Act 1959, we are directed by APRA not to pay a dividend; and
  (iii)
  if the declaration or payment of the dividend would result in our becoming insolvent.

(b)
Voting rights

  Holders of our fully paid ordinary shares have, at general meetings (including special general meetings) one vote on a show of hands and, upon a poll, one vote for each fully paid share held by them, except for a limited number of enhanced voting shares ("Enhanced Voting Shares") that were created in relation to New Zealand Class shares issued by one of our related corporate entities in New Zealand in October 1999.

  These New Zealand Class shares are, in a limited range of circumstances, convertible in our ordinary shares on a predetermined conversion basis (currently on a one for one basis ("Conversion Ratio")). A feature of the New Zealand Class shares is the ability of the holders of those shares, if they choose to do so, to direct the holder of the Enhanced Voting Shares how to vote on any matter submitted to a poll at any of our general meetings.

  A special purpose independent company, which is the full legal and beneficial owner of 500 of our fully paid ordinary shares, being the Enhanced Voting Shares, has covenanted to exercise the additional voting rights ("Enhanced Voting Rights") attaching to those shares in accordance with, and to the extent (if any) of indications received from the holders of the New Zealand Class shares. The number of Enhanced Voting Rights will be equivalent, in aggregate, to the number of fully paid New Zealand Class shares on issue that are not owned at the relevant time by us or any of our controlled entities, adjusted by the Conversion Ratio if that ratio is other than on a one for one basis. As at 30 September 2002 there were 53.7 million (approximately) New Zealand Class shares on issue.

(c)
Voting and re-election of directors

  Under our constitution, at each annual general meeting one-third of our directors (or if their number is not a multiple of three, the number nearest to one-third) and any other director who has held office for three years or more since the director's last election, must retire from office. In determining the number of directors to retire, no account is to be taken of a director who holds office in order to fill a casual vacancy or the managing director. A retiring director holds office until the conclusion of the meeting at which that director retires but is eligible for re-election at the meeting.

  Under the Listing Rules of the Australian Stock Exchange Limited, no executive and non-executive director of a listed entity, apart from the managing director, may continue to hold office, without offering himself or herself for re-election, past the third annual general meeting following their appointment or three years, whichever is the longer.

  Under the Act, the election or re-election of each director by shareholders at a general meeting of a public company by shareholders must proceed as a separate item, unless the shareholders first resolve that the elections or re-elections may be voted on collectively. Such a resolution is effective only if no votes are cast against that resolution. Any resolution electing or re-electing two or more directors in contravention of this requirement is void.

(d)
Winding up

  Subject to the preferential entitlement (if any) of holders of preference shares on issue at the relevant time (we currently have no such shares on issue), holders of our ordinary shares are entitled to share equally in any surplus assets if we are wound up.

(e)
Redemption and sinking fund provisions

  We do not have any class of shares on issue that is subject to any redemption or sinking fund provisions.

Variation of rights attaching to our shares

Under the Act, unless otherwise provided by the terms of issue of a class of shares, the terms of issue of a class of shares in the company can only be varied or cancelled in any way by a special resolution of our company and with either the written consent of our shareholders holding at least three quarters of the votes in that class of shares or with the sanction of a special resolution passed at a separate meeting of the holders of that class of shares.

Convening general meetings

Under our constitution, our directors may convene and arrange to hold a general meeting of our company whenever they think fit and must do so if required to do so under the Act. Under the Act, our directors must call and arrange to hold a general meeting of the company if requested to do so by our shareholders who hold at least 5% of the votes that may be cast at the general meeting or 100 shareholders entitled to vote at the meeting. shareholders who hold at least 5% of the votes that may be cast at a general meeting may also call and arrange to hold a general meeting of our company at their own expense.

At least 28 days notice must be given of a meeting of our shareholders. Written notice must be given to all shareholders entitled to attend and vote at the meeting. All ordinary shareholders are entitled to attend and, subject to the constitution and the Act, to vote at general meetings of our company.

Limitations on securities ownership

A number of limitations apply in relation to the ownership of our shares, and these are more fully described under "Limitations affecting security holders" at page 213 of this report.

Change in control restrictions

Restrictions apply under the Act, the Financial Sector (Shareholdings) Act 1998 and the Foreign Acquisitions and Takeovers Act 1975.

For more detailed descriptions of these restrictions, see "Limitations affecting security holders", "Foreign Acquisitions and Takeovers Act 1975", "Financial Sector (Shareholdings) Act 1998", and "Corporations Act 2001" at pages 213 to 215 of this report.

Substantial shareholder disclosure

There is no provision in our constitution that requires a shareholder to disclose the extent of their ownership of our shares.

Under the Act, however, any person who begins or ceases to have a substantial holding in our shares must, within two business days, give us notice of that acquisition or disposal. A further notice must be given to us by a substantial shareholder within a similar period if at any time there is an increase or decrease of 1% in their holding. Copies of these notices must also be given to the Australian Stock Exchange Limited. A person will have a substantial holding of our shares if the voting rights attaching to our shares in which that person and their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. For more details, see "Corporations Act 2001" at page 214 of this report.

We have a statutory right under the Act to trace the beneficial ownership of shares held by any shareholder, by giving a direction to that shareholder requiring disclosure to us of, among other things, the name and address of each other person who has a relevant interest in those shares, the nature and extent of that interest and the circumstances that gave rise to that other person's interest. Such disclosure must, except in certain limited circumstances, be provided within two business days.

Documents on display

We are subject to the disclosure requirements of the U.S. Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file annual reports and furnish other information to the United States Securities and Exchange Commission (the "SEC"). These materials, including this annual report on Form 20-F and the exhibits thereto, and other information furnished by us, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Since April 2002 we have filed our reports on Form 20-F and have furnished other information to the SEC in electronic format which may be accessed through this web site.

Item 19. Exhibits Index

1.	Constitution incorporated by reference to our Form 6-K filed on 30 August 2002.
4(c).1	Service Agreement between Westpac Banking Corporation and Director, incorporated by reference to our annual report on Form 20-F for the year ended 30 September 2001.
4(c).2	Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our annual report on Form 20-F for the year ended 30 September 2001.
4(c).3	Westpac General Management Share Option Plan Rules.
4(c).4	Westpac Employee Share Plan (WESP) – Stage One Regulations and Rules for Participation.
4(c).5	Senior Officers' Share Purchase Scheme Rules.
4(c).6	Westpac Employee Share Plan (WESP) – Stage Two Regulations and Rules for Participation.
4(c).7	Employment Agreement between Westpac Banking Corporation and Michael Coomer dated 23 July 2002.
4(c).8	Employment Agreement between Westpac Banking Corporation and Michael Pratt dated 6 February 2002.
4(c).9	Employment Agreement between Westpac Banking Corporation and Philip Coffey dated 12 April 2002.
10.	Auditors consent dated 6 November 2002.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Financial Report to be signed on its behalf by the undersigned, thereunto duly authorised.

WESTPAC BANKING CORPORATION

/s/ MANUELA ADL By: Manuela Adl Authorised Representative

Dated 31 October 2002

Civil Certifications

I, David Raymond Morgan, certify that:

1.
I have reviewed this annual report on Form 20-F of Westpac Banking Corporation ("the registrant");

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarise and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 31 October 2002

                        /s/

                        Managing Director and Chief Executive Officer

I, Philip Wayne Chronican, certify that:

1.
I have reviewed this annual report on Form 20-F of Westpac Banking Corporation ("the registrant");

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and
c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarise and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and
b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: 31 October 2002

                              /s/

                              Chief Financial Officer

QuickLinks

WESTPAC BANKING CORPORATION TABLE OF CONTENTS
Currency of presentation, exchange rates and certain definitions
INFORMATION ON WESTPAC
Supervision and regulation
FINANCIAL REVIEW
Key information
Risk factors
Operating and financial review and prospects
Critical accounting policies
Statement of financial performance review
Operating expenses
Business group results
Statement of financial position review
Liquidity and capital resources
Risk management
Board of Directors
Corporate governance
The CEO and the Executive Office
Audit governance and independence
Ensuring the market is fully informed
Remuneration philosophy and practice
FINANCIAL STATEMENTS
NOTES TO THE FINANCIAL STATEMENTS
SHAREHOLDING INFORMATION
Exchange controls and other limitations affecting security holders
Management
Additional information
SIGNATURES