Form 20-F
period 2003-09-30
WESTPAC BANKING CORP
filed 2003-11-07
CIK 719245

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(MARK ONE)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from to

Commission file number 1-10167

Westpac Banking Corporation
Australian Business Number 33 007 457 141
 (Exact name of Registrant as specified in its charter)
 New South Wales, Australia
 (Jurisdiction of incorporation or organization)
 60 Martin Place, Sydney, NSW 2000, Australia
 (Address of principal executive offices)

        Securities registered or to be registered pursuant to Section 12(b) of the Act:

        Ordinary shares, par value A$1.00, listed on the New York Stock Exchange not for trading, but only in connection with the registration of related American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.

        American Depositary Shares, each representing the right to receive five Ordinary shares, listed on the New York Stock Exchange.

        Securities required to be registered pursuant to Section 12(g) of the Act

None

        Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

4.625% Subordinated Notes Due 2018

        Indicate the number of outstanding shares of each of the registrant's classes of capital or common stock as of September 30, 2003.

A$1.00 Ordinary shares	1,787,113,875	fully paid
	Nil	paid to 1 Australian cent
A$11.95 New Zealand Class Shares	53,694,931	fully paid

        Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days.

Yes        ☒            No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17    ☐            Item 18    ☒

WESTPAC BANKING CORPORATION

ABN 33 007 457 141

ANNUAL FINANCIAL REPORT

FOR THE YEAR ENDED 30 SEPTEMBER 2003

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

Form 20-F cross-reference index (for the purpose of filing with the United States Securities and Exchange Commission).

20-F item number and description		Page
Disclosure regarding forward-looking statements		3
Currency of presentation, exchange rates and certain definitions		4
Part I
Item 1.	Identity of Directors, senior management and advisers	Not Applicable
Item 2.	Offer statistics and expected timetable	Not Applicable
Item 3.	Key information
	Selected financial data	6, 16-18
	Capitalisation and indebtedness	Not Applicable
	Reasons for the offer and use of proceeds	Not Applicable
	Risk factors	19
Item 4.	Information on Westpac
	History and development of Westpac	5, 10
	Business overview	5, 7-10
	Organisational structure	5
	Property, plant and equipment	10
Item 5.	Operating and financial review and prospects
	Critical accounting policies	24-28
	Operating results	29-39, 44-53
	Liquidity and capital resources	54-60
	Research and development, patents, licences etc.	Not Applicable
	Trend information	29-53
	Off-balance sheet arrangements	58-59
	Contractual obligations and commitments	57
Item 6.	Directors, senior management and employees
	Directors and senior management	71-74, 251-253
	Compensation	85-88, 96-105
	Board practices	79-85
	Employees	13
	Share ownership	13, 85-88, 92, 99-105
Item 7.	Major equity holders and related party transactions
	Major equity holders	239-242
	Related party transactions	28, 211-214
	Interests of experts and counsel	Not Applicable
Item 8.	Financial information
	Consolidated statements and other financial information	6, 16-18, 29-53, 106-235
	Significant changes	9
Item 9.	The offer and listing	242-244
Item 10.	Additional information
	Share capital	Not Applicable
	Memorandum and articles of association	254-259
	Material contracts	Not Applicable
	Exchange controls	245-247
	Taxation	247-250
	Dividends and paying agents	Not Applicable
	Statements by experts	Not Applicable
	Documents on display	260
	Subsidiary information	Not Applicable
Item 11.	Quantitative and qualitative information about market risk	60-68
Item 12.	Description of securities other than equity securities	Not Applicable
Part II
Item 13.	Defaults, dividend arrearages and delinquencies	Not Applicable
Item 14.	Material modifications to the rights of security holders and use of proceeds	Not Applicable
Item 15.	Controls and procedures	68
Item 16A.	Audit committee financial expert	80
Item 16B	Code of ethics	89
Item 16C.	Principal accountant fees and services	191
Item 16D.	Exemptions from the Listing Standards for audit committees	Not Applicable
Part III
Item 17.	Financial statements	Not Applicable
Item 18.	Financial statements	108-235
Item 19.	Exhibits
Report of independent auditors		238
Consolidated statements of financial performance for the years ended 30 September 2003, 2002 and 2001		109
Consolidated statements of financial position as at 30 September 2003 and 2002		110
Consolidated statements of changes in equity for the years ended 30 September 2003, 2002 and 2001		111-112
Consolidated statements of cash flows for the years ended 30 September 2003, 2002 and 2001		113
Notes to the financial statements		114-235

Disclosure regarding forward-looking statements

        This Annual Financial Report contains statements that constitute "forward-looking statements" within the meaning of Section 21E of the US Securities Exchange Act of 1934. The US Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

        Forward-looking statements appear in a number of places in this report and include statements regarding our intent, belief or current expectations with respect to our results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. We use words such as "may", "expect", "intend", "plan", "estimate", "anticipate", "believe", "probability", "risk", or other similar words to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of the risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Annual Financial Report as anticipated, believed, estimated, expected or intended. We do not intend to update these forward-looking statements.

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

  •
  changes in consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which we conduct our operations;

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

        The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us in this report refer to the section on "Risk factors" in this Annual Financial Report. Our forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. When relying on forward-looking statements to make decisions with respect to our company, investors and others should carefully consider the foregoing factors and other uncertainties and events.

        We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise after the date of this report.

Currency of presentation, exchange rates and certain definitions

        We publish our consolidated financial statements in Australian dollars. In this Annual Financial Report, unless otherwise stated or the context otherwise requires, references to "US$" or "US dollars" are to United States dollars, references to "dollar amounts", "$" or "A$" are to Australian dollars and references to "NZ$" are to New Zealand dollars. Merely for the convenience of the reader, this Annual Financial Report contains translations of certain Australian dollar amounts into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translation of Australian dollars into US dollars have been made at the rate of A$1.00 = US$0.6797, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate") on 30 September 2003. Refer to "Exchange rates" for information regarding the rates of exchange between the Australian dollar and the US dollar from the financial year ended 30 September 1999 to 24 October 2003.

        Our financial year ends on 30 September. As used throughout this Annual Financial Report, the financial year ended 30 September 2003 is referred to as 2003, and other financial years are referred to in a corresponding manner.

        "Financial Statements" means our audited consolidated statements of financial position as at 30 September 2003 and 30 September 2002 and consolidated statements of financial performance, cash flows and changes in equity for each of the three years ended 30 September 2003, 2002 and 2001 together with accompanying notes which are included in this Annual Financial Report.

        Any discrepancies between totals and sums of components in tables contained in this Annual Financial Report are due to rounding.

Exchange rates

        For each of the years indicated, the high, low, average and year end noon buying rates for Australian dollars were:

Year ended 30 September	2004(1)	2003	2002	2001	2000	1999
	(US$ per $1.00)
High	0.7067	0.6823	0.5748	0.5712	0.6687	0.6712
Low	0.6814	0.5422	0.4923	0.4828	0.5372	0.5887
Average(2)	n/a	0.6167	0.5329	0.5182	0.6032	0.6376
Close (on 30 September)(3)	n/a	0.6797	0.5429	0.4946	0.5415	0.6528

        For each of the months indicated, the high and low noon buying rates for Australian dollars were:

Month ended	September 2003	August 2003	July 2003	June 2003	May 2003	April 2003
	(US$ per $1.00)
High	0.6810	0.6593	0.6823	0.6729	0.6585	0.6262
Low	0.6395	0.6390	0.6454	0.6564	0.6298	0.5970

(1)
Through to 24 October 2003. On 24 October 2003, the noon buying rate was A$1.00 = US$0.7009

(2)
The average of the exchange rates on the last day of each month during the period.

(3)
The noon buying rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. Refer note 1 (a)iv to the financial statements.

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

        We have branches, affiliates and controlled entities throughout Australia, New Zealand and the Pacific region and maintain offices in key financial centres around the world(1). As at 30 September 2003, our market capitalisation was $30 billion(2). Our operations comprise four key areas of business, through which we serve approximately 7.7 million customers. These four areas of business are:

  •
  Business and Consumer Banking: providing retail banking and other financial services to individuals and small to medium-size businesses in all states and territories of Australia;

  •
  BT Financial Group: providing investment, retirement planning and life insurance services that are designed to enable customers to build, manage and protect personal wealth;

  •
  Westpac Institutional Bank: providing banking and financial services to corporate, institutional and government customers, and also supplying financial products to small and medium-size businesses primarily in Australia and New Zealand; and

  •
  New Zealand Banking: providing a full range of retail, commercial and other financial services to customers throughout New Zealand.

Business strategy

        Our vision is to be a great Australian company by:

  •
  providing our customers with a superior experience;

  •
  providing our staff with a great place to work;

  •
  providing first quartile returns(3) to our shareholders; and

  •
  being a good corporate citizen.

(1)
Refer note 38 to the financial statements for a list of our controlled entities as at 30 September 2003.
(2)
Our market capitalisation calculation is based on our Australian ordinary shares and our New Zealand Class shares.
(3)
Ranked against a peer group consisting of the top 50 companies by market capitalisation listed on the Australian Stock Exchange, excluding Westpac, property and investment trusts and specified resources companies.

        This vision is reinforced by our mission to be the number one service organisation in the Australian financial services industry by September 2005 and our corporate values of teamwork, integrity and performance.

        We seek to achieve our vision through the superior execution of our six strategic themes:

  •
  high performance culture—capturing the discretionary effort of our people;

  •
  superior customer experience—differentiating on customer service;

  •
  balancing risk and reward—optimising our risk/reward decisions throughout the business cycle;

  •
  operational efficiency and infrastructure—strategic cost management, outsourcing and product and process simplification;

  •
  wealth management—integration of our recent wealth management acquisitions and simplifying our product range; and

  •
  corporate reputation—sustaining our leading position.

        We believe superior execution of our strategy at all points in the service-profit chain can differentiate us from our competitors. By improving employee commitment we can deliver a superior customer experience that drives sustainable shareholder value.

        We believe that the key to superior execution is a high performance culture supported by:

  •
  quality people;

  •
  effective people and performance management processes; and

  •
  corporate values.

        The following tables present, for each of our four key areas of business, the net profit for and total assets at the financial years ended 30 September 2003, 2002 and 2001.

        Refer note 29 to the financial statements for detailed financial disclosure of our geographic and business segments.

Net profit attributable to our equity holders(1)(2)(4)

Years ended 30 September	2003 $m	2002 $m	2001 $m
Business and Consumer Banking	1,178	1,742	953
BT Financial Group	127	(45)	191
Westpac Institutional Bank	382	126	363
New Zealand Banking	281	346	273
Other(3)	215	23	123

Net profit attributable to equity holders	2,183	2,192	1,903

Assets(2)

As at 30 September	2003 $bn	2002 $bn	2001 $bn
Business and Consumer Banking	121	102	98
BT Financial Group	14	9	8
Westpac Institutional Bank	52	49	52
New Zealand Banking	22	20	19
Other(3)	12	11	13

Total assets	221	191	190

(1)
Internal charges and transfer pricing adjustments have been reflected in the net profit reported for each of our business groups.
(2)
Due to changes in our management reporting structure, or due to accounting reclassifications, comparatives have been restated and therefore, may differ from results previously reported.
(3)
Other includes the results of Business and Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions. The results for "Other" business segments for 2003 were significantly higher than prior years. This was primarily due to improved performance in the portfolio risk management area of Group Treasury and the funding benefit derived from our two new hybrid equity issues that occurred during 2003.
(4)
Results for 2002, and to a lesser extent 2001, include a number of individually significant items which affect the comparability of results year on year. Refer to "Financial review" for a more detailed discussion of these items.

Business and Consumer Banking

        Our Business and Consumer Banking (BCB) unit represents the retail bank operations branded "Westpac" in New South Wales, Queensland, South Australia, Tasmania, the Australian Capital Territory and the Northern Territory, "Bank of Melbourne" in Victoria, and "Challenge Bank" in Western Australia.

        BCB is responsible for servicing and product development for our consumer and small to medium-sized business customers within Australia. Activities are conducted via our nationwide network of branches (over 800 including in-store branches), call centres, Automatic Teller Machines (ATMs) and e-channel banking services. Our front line staff provide sales and service-related functions to customers for a broad range of financial products, including savings and cheque accounts, demand and term deposits, credit cards, and personal and housing loans. A significant portion of our housing finance sales are through independent mortgage brokers. In the year ended 30 September 2003 approximately 28% of mortgage loan drawdowns were arranged via this channel. We also employ approximately 600 financial planners and advisers who provide advice in respect of various superannuation, investment and life insurance products. Our business banking customers are additionally serviced by specialised relationship managers.

        We are a significant lender in the housing finance market in Australia. In the year ended 30 September 2003, our owner-occupied residential mortgage loan portfolio in Australia increased 10.3% to $42.0 billion (net of securitised loans) with variable interest rate loans comprising 91% of the portfolio. Non-owner-occupied residential mortgage loans increased 34% during the year ended 30 September 2003. As at 30 September 2003 these loans amounted to $37.1 billion of which around 85% constituted variable interest rate loans. In addition, we are a major provider of credit card finance in Australia. Our total credit card outstandings as at 30 September 2003 were $4.5 billion (2002 $4.1 billion, 2001 $5.6 billion). Continued growth in our "Altitude" credit card product and the establishment of a strategic third party alliance drove the increase in credit card outstandings in 2003, while the decrease of $1.5 billion in 2002 was primarily attributable to the sale of our finance company (see below), including the related credit card product.

        In May 2002, we sold our finance company Australian Guarantee Corporation Limited (AGC). As part of the sale agreement, we were granted certain marketing rights in relation to AGC business finance customers. These arrangements enable us to continue to offer a full range of our products to our existing business customers. As a result, within the business finance market in Australia, our equipment finance portfolio has grown 119% to $4.9 billion during 2003.

        Our e-channel group manages online banking facilities for our business and personal customers. As at 30 September 2003, we had approximately 1.8 million online banking customers who conducted 62 million online transactions during the past financial year.

BT Financial Group

        BT Financial Group (BTFG), our wealth management business, designs, manufactures and services financial products that are designed to enable our customers to achieve their financial goals through the accumulation, management and protection of personal wealth. These financial products include managed investments (mutual funds), personal and business superannuation (pensions), life insurance, income protection, discount securities broking, margin lending, client portfolio administration (wrap) platforms and portfolio management and administration of corporate superannuation. Distribution of BTFG products is conducted through our Australian and New Zealand banking distribution businesses and an extensive range of independent financial advisers.

        During the last 12 to 15 months we have achieved a major transformation of our wealth management business following the acquisition of Rothschild Australia Asset Management (RAAM) in June 2002 and the BT Funds Management (BTFM) in October 2002 (for further details refer to section "Recent developments"). These acquired businesses combined with our legacy wealth management business now constitute BTFG.

        As a result of undertaking these strategic acquisitions our wealth management business has become a significant force in the financial services industry in Australia and New Zealand with over $43 billion in funds under management as at 30 September 2003 (2002 $33 billion). Based on the latest ASSIRT(1) market data to June 2003, our total Australian funds under management were $41 billion with a market share of 6.2% placing us in fifth position (September 2002 $32.4 billion, 5.1% market share and eighth position).

        BTFG has also experienced significant growth from our "wrap" product which provides customers with a single consolidated view of investments, tax reporting and seamless switching between investment products and is accessible 24 hours a day. Since the creation of our new BTFG business unit on 31 October 2003, our "wrap" funds under administration grew 37% or $2.6 billion to $9.6 billion.

        As at 30 September 2003, our wealth management business had $251 million in life insurance and risk in-force premiums (2002 $202 million) and $1,590 million in margin loans outstanding (2002 $560 million).

Westpac Institutional Bank

        Our institutional bank services the financial needs of corporations, institutions and government customers that are based in, or have interests in, Australia and New Zealand. This is achieved through dedicated industry teams supported by specialised expertise in financial markets, debt capital markets, specialised capital group, advisory and transactional banking. The products and services we offer include:

Capital		Financial Markets		Transactional Services		Advice		Specialised Capital
•	Debt/equity underwriting	•	Foreign exchange	•	International payments	•	Mergers and acquisitions	•	Alternate assets
•	Financial structuring	•	Derivatives	•	International cash	•	Project finance	•	Structured products
•	Loan syndications	•	Commodities		management	•	Property	•	Institutional funds
•	Capital markets	•	Debt securities	•	Domestic transactional	•	Resources		management
•	Lending	•	Trade finance		services
				•	Custodial services

(1)
ASSIRT is an Australian company that provides managed investment research and analysis.

        In the global financial markets, we focus on Australian and New Zealand dollar-denominated financial products and also provide a range of currency and interest rate risk management products.

        During 2003 we experienced substantial growth in our online delivery of financial market and transactional services products. In this financial year we more than doubled the number of foreign exchange and bond transactions conducted with our customers through our online channels.

        We also significantly enhanced our capability to create structured investment products through the establishment of a specialised capital business unit and the purchase of a controlling interest in Hastings Funds Management Limited (Hastings) in October 2002.

        Our institutional bank operates with a strong Australasian focus. We support our customers through branches and subsidiaries located in Australia, New Zealand, New York, London and Asia.

New Zealand Banking

        We have a long commitment to New Zealand, dating from 1861 when we commenced operating as the Bank of New South Wales. Over the past year we have implemented a growth strategy aimed at improving our coverage and service in the Auckland region. In line with this strategy we have relocated head office functions and certain senior customer-facing staff from Wellington to Auckland. In addition we have begun opening new branches, extending opening hours and increasing the number of mobile mortgage managers in Auckland. As a result we have seen steadily improving customer satisfaction levels(1).

        We are one of New Zealand's largest banks providing a full range of retail banking products, wealth management and commercial banking services to customers. As at 30 September 2003, we had 4,782 staff, 200 branches and 480 ATMs operating throughout the country. We have 1.3 million customers, 326,000 of whom are registered users of our online banking service(2).

        We are the second largest lender of housing finance in New Zealand(3). As at 30 September 2003, our mortgage loan portfolio was NZ$16.7 billion (2002 NZ$15.1 billion) including securitised loans of NZ$0.8 billion (2002 NZ$1.0 billion). In addition, we are a major provider of wealth management services, with NZ$1.7 billion (2002 NZ$1.6 billion) in funds under management as at 30 September 2003.

Business and Technology Solutions and Services

        Business and Technology Solutions and Services (BTSS) provides functional support to our business units and comprises the following areas: Group Operations, Chief Information Officer (CIO), Chief Technology Officer (CTO), Corporate Services, Group Property, Strategic Sourcing, and Blueprint Program.

  •
  Group Operations performs back office processing and settlement services for banking products.

  •
  Our technology group (CIO and CTO) defines our overall information technology (IT) architecture, supports and enhances software systems, and manages and implements major projects across our organisation.

  •
  Corporate Services provides infrastructure support for cash management, fraud, physical security, business services, and records management.

(1)
Based on AC Nielson report—Syndicated Financial Services—Consumer Finance Monitor Banking Toplines, Quarter 2, 2003.
(2)
Consumer Institute of New Zealand survey dated July 2003.
(3)
Based on KPMG's latest Financial Institutions Peformance Survey in Australia and New Zealand.

  •
  Group Property was established in 2003 to develop our new Sydney office site (see "Recent developments" section below), and to manage the existing property portfolio.

  •
  Strategic Sourcing manages IT, telecommunications, mortgage and voucher processing outsourcing contracts that we have entered into with IBM, Global Services Australia (IBMGSA), Electronic Data Systems Corporation (EDS) and Unisys respectively. In addition, Strategic Sourcing manages Group Procurement Services.

  •
  Blueprint is a major transformation program with the objective of delivering new technology and streamlined processes to support lending to business and consumer customers and is transforming our sales, service, marketing and technology functions, enabling customer-facing staff to gain a more complete view of customers at all points of interaction.

Other

        In our financial business segment results BTSS forms part of "Other", which also includes Group Treasury, Pacific Banking and Head Office functions. Due to its relatively small size, we do not report our Pacific Banking business as a separate business segment.

Property

        We occupy premises primarily in Australia and New Zealand including 899 branches as at 30 September 2003. Of the premises we occupy, as at 30 September 2003, we directly owned approximately 7% in Australia and less than 1% in New Zealand. The remainder of the premises are held under commercial lease with terms generally averaging five years. As at 30 September 2003, the carrying value of our directly owned premises and sites was $131 million.

        Under our sale and leaseback program during the past three financial years, 43 properties have been sold in Australia with total proceeds of $129 million and 35 properties in New Zealand with total proceeds of $43 million.

        Refer to the section "KENS office site" below, for details of our proposed new Sydney office premises.

Recent developments

Sale of Australian Guarantee Corporation Limited (AGC)

        On 31 May 2002, we sold our 100% interest in AGC in Australia to General Electric Capital (GE). In addition we sold certain loan assets of Australian Guarantee Corporation (NZ) Limited to GE. We have retained certain rights to market to AGC business customers in Australia, enabling us to continue to offer a full range of products to existing business customers. This transaction resulted in a profit on sale of $754 million after tax and a reduction in total group assets of approximately $9.9 billion being recorded in the second half of the 2002 financial year.

Wealth management business acquisitions

        On 31 October 2002, we acquired most of the business of BT Financial Group, now referred to as BTFM, for an initial payment of $900 million. An additional payment of up to $150 million may be paid, contingent upon exceeding certain performance hurdles in the future. The acquisition includes the funds management operations of BTFM in New Zealand. This acquisition was funded from our existing financing sources. On 1 June 2002, we acquired the Rothschild Australia Asset Management (RAAM) funds management business for $323 million. These businesses have been integrated into our wealth management business unit which has been renamed "BT Financial Group" (BTFG).

KENS office site

        On 7 March 2003, we announced that we will consolidate ten Sydney Central Business District (CBD) office sites into two locations at our existing office at 60 Martin Place and new premises being developed at the northern end of Darling Harbour near King Street. The new site is bounded by Kent, Erskine, Napoleon and Sussex Streets (KENS).

        Construction of the new premises has commenced. It will consist of two office towers of 21 and 32 levels linked by a common foyer and will include two levels of retail space, a retail branch, childcare facilities, an urban park and tenant parking. This will be a "green" site with at least a four star sustainable energy rating. We have signed a 12 year lease on the building with three, six year options to extend. Construction will be completed in phases and is expected to be finalised by November 2006. Our employees will progressively occupy the premises throughout 2006 as the phases of construction are completed.

        The Westpac Office Trust (the trust) was established in March 2003 to acquire the KENS site. To fund the acquisition, the trust raised $365 million from investors. The trust has been admitted to the official list of the Australian Stock Exchange and its securities were first quoted on 7 August 2003. Westpac Funds Management Limited, a wholly owned subsidiary of Westpac, is the responsible entity of the trust.

Outsourcing contracts(1)

        On 30 September 2002, we entered into a ten year agreement with First Data Resources Australia Limited (First Data) to provide a managed service for our cards processing. First Data assumed responsibility for our Australasian cards processing in phases from October 2002. We retain control of our cards sales, credit, collections and customer service functions. The estimated costs to be paid by us over the life of the multi-year agreement are approximately $100 million.

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

        We are one of 20 defendants named in proceedings concerning the Bell Group of companies. The proceedings are complex and are anticipated to continue for a further 18 months. It is not possible to estimate the potential impact however, we believe that we have good prospects of success.

        On 8 April 2003, we announced that we had brought to the attention of the New Zealand Securities Commission an apparent technical non-compliance by BTFM with New Zealand securities regulations. This involved the late filing by BTFM of documents required to be lodged with the New Zealand Registrar of Companies. This non-compliance occurred prior to our acquisition of BTFM in October 2002. We do not expect that there will be any material financial cost to us arising from these circumstances.

        We do not consider that the outcome of any other proceeding, either individually or in aggregate, is likely to have a material effect on our financial position.

(1)
Details of other significant outsourcing arrangements entered into in prior years are disclosed in note 32 to the financial statements.

Competition

        The market for financial services in Australia has traditionally been highly concentrated among the four major banks. However, the industry has changed significantly over the last decade driven by several emerging trends.

        Customers are increasingly knowledgeable about financial services and, along with deregulation of the banking industry, are driving the demand for individually tailored and innovative products. In addition, customers are more actively managing their own financial affairs.

        The erosion of local and global barriers to entry, such as the decline in the requirement for a branch network, means that competition is increasing. Product specialists within the industry are able to compete for and attract high-value customers.

        Advances in technology are reducing service delivery costs and improving customer convenience. Outsourcing of certain elements of product value chains means that we no longer perform all of the activities required to provide a financial service or product.

        There are several implications arising out of these changing trends. Financial services providers are under pressure to continually reduce costs, complexity and margins, and to choose which activities they will own and which they will outsource. Mortgage originators have appeared as a competitive threat to the branch networks of the major banks. Growth opportunities are shifting from lending to investments and advice. This is evidenced by the trend towards consolidation of traditional banking and wealth management businesses among the four major Australian banks.

        We have reacted to these emerging competitive pressures in several ways. Our distribution network has diversified from the simple branch focused model of the past into a diversified mix of distribution channels incorporating:

  •
  direct channels, such as telephone banking, internet banking, ATMs and debit card point-of-sale terminals (EFTPOS);

  •
  face-to-face channels, such as metropolitan and rural banking branches, relationship managers (for business banking, private banking and high-value customers), financial planners and advisers and mortgage-lending representatives; and

  •
  third party channels, including independent financial advisers, accountants and independent mortgage brokers.

        We are, in some areas, moving towards being a distributor of financial services sourced from a range of external providers. Examples of this include credit cards (joint venture with American Express), general insurance (a range of providers including Promina, formerly Royal and Sun Alliance) and managed funds (a range of providers). During calendar 2002, we acquired substantial wealth management businesses placing us in a position of strength among Australian and New Zealand competitors.

        The changing regulatory landscape has allowed new competitors from traditional industries such as retailing to emerge. The Reserve Bank of Australia and the Australian Competition and Consumer Commission enquiry into the credit and debit card interchange scheme, a scheme which historically only involved Australia's major financial institutions, is expected to open up involvement in the scheme to more competition from non-financial institutions such as major retailers.

        In New Zealand we face competition principally from the locally incorporated subsidiaries of the other three major Australian banks and from the National Bank of New Zealand Limited (a locally incorporated subsidiary of Lloyds TSB Group plc). In addition, there is competition from a number of smaller market participants that focus primarily on the retail and housing sectors.

        In October 2003, Australia and New Zealand Banking Group Limited announced that it had agreed to acquire the National Bank of New Zealand Limited from Lloyds TSB Group plc. This acquisition is expected to result in a significant shift in the competitive landscape of the financial services industry in New Zealand.

Economic outlook

        After three years of uncertainty in the global economy, there are increasing signs that economic growth is returning in the major world economies. This is important for Australia and New Zealand, as economic growth here will increasingly depend on export growth, as consumer demand, especially for housing, is likely to soften. For our business this means:

  •
  the more positive global outlook supporting business investment and hence business lending growth; and

  •
  the improved investment environment supporting a more positive outlook for equities which should lead to better investment flows into funds management products.

        After a long period of declining and stable interest rates we now expect moderate interest rate rises in Australia in 2004. However we expect consumer sentiment to remain generally high as business activity gathers momentum and inflation remains low.

Employees

The number of employees in each area of business as at 30 September(1):	2003
Business and Consumer Banking	12,181
BT Financial Group	2,021
Westpac Institutional Bank	1,257
New Zealand Banking	4,782
Business and Technology Solutions and Services	4,530
Pacific Banking	1,123
Head Office functions and other	886

Total employees	26,780

(1)
The number of employees includes core full-time equivalent, overtime, temporary and contractors.

        As at 30 September 2003, we had 26,780 full-time equivalent (FTE) employees which includes 1,082 temporary employees. This represents an increase in FTE of 2,004 from the 30 September 2002 total of 24,776 which was a decrease of 3,758 compared with 2001. The majority of the 2003 increase was attributable to the acquisition of BTFM. A large proportion of our temporary employees were working on efficiency and restructuring related activities.

        Enterprise Agreements for our Australian employees were certified by the Australian Industrial Relations Commission on 2 August 2002. These are due to expire on 30 June 2004. The agreements provide for a 4% pay increase to eligible employees in the first pay period of October 2002 and a further 4% pay increase to eligible employees in the first pay period of October 2003. In New Zealand, we maintain both individual and collective employment agreements with employees, negotiating annual collective employment agreements with the Finance and Information Union (Finsec). We continue to maintain a business-like and professional relationship with the Finance Sector Union (FSU) in Australia and Finsec in New Zealand.

        We offer employee share plans for permanent employees in Australia and New Zealand, which are designed to provide tangible recognition for improvements in our performance and gain greater staff commitment. For further details refer to note 26 to the financial statements. We also provide superannuation (pension) plans for our employees in Australia, New Zealand and certain other countries in which we operate. Plan members are entitled to benefits on retirement, resignation, permanent disability or death. Refer to note 33 to the financial statements for further information.

Supervision and regulation

Australia

        Within Australia we are subject to supervision and regulation by four principal agencies: the Australian Prudential Regulation Authority (APRA); the Reserve Bank of Australia (RBA); the Australian Securities and Investments Commission (ASIC); and the Australian Competition and Consumer Commission (ACCC).

        APRA is responsible for the prudential supervision of Authorised Deposit-taking Institutions (ADIs), life and general insurance companies and superannuation (pension) funds. One of its roles is to protect the interests of depositors and insurance policyholders.

        As a regulated ADI we report to APRA prudential information in relation to capital adequacy, large exposures, credit quality and liquidity. Our controlled entities in Australia involved in general insurance, superannuation and life insurance are also subject to the regulatory regime of APRA. Reporting is supplemented by consultations, on-site inspections and targeted reviews. Our external auditors also have an obligation to report on compliance with certain statutory and regulatory banking requirements, and on any matters that in their opinion may have the potential to materially prejudice the interests of depositors.

        Australia's risk-based capital adequacy guidelines are generally consistent with the approach agreed upon by the Basel Committee on Banking Supervision. On 1 October 2000, APRA released harmonised ADI prudential standards. In applying these standards some changes were required to the calculation of risk-weighted assets and capital deductions. On 1 July 2003, APRA released revised prudential standards for the supervision of ADI conglomerates and for the risk management of credit card activities. The standards apply an extra layer of capital adequacy requirements for the conglomerate group and internal control requirements for credit card activities. The impact of these changes was not significant. For further information refer to "Capital management".

        The RBA is responsible for monetary policy, maintaining financial system stability and payments system regulation. The RBA is an active participant in the financial markets, manages Australia's foreign reserves, issues Australian currency notes and serves as banker to the Commonwealth Government. On 1 July 2002, the RBA transferred the responsibility for registration and categorisation of financial corporations to APRA.

        ASIC is the sole national regulator of Australian companies. Its primary responsibility is for regulation and enforcement of company and financial services laws that protect consumers, investors and creditors. With respect to financial services, it promotes honesty and fairness through the provision of consumer protection, using as necessary its regulatory powers to enforce laws relating to deposit-taking activities, general insurance, life insurance, superannuation, retirement savings accounts, securities (such as shares, debentures and managed investments) and futures contracts.

        The ACCC is an independent statutory authority responsible for the regulation and prohibition of anti-competitive and unfair market practices and mergers and acquisitions by Australian corporations. Its objectives are to ensure corporations do not act in a way that may have the effect of eliminating or reducing competition, and to oversee product safety and liability issues, pricing practices and third party access to facilities of national significance. The ACCC's consumer protection work complements that of State and Territory consumer affairs agencies, which administer the unfair trading legislation of their jurisdictions.

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

New Zealand

        The Reserve Bank of New Zealand (RBNZ) is responsible for the supervision of the New Zealand banking industry. This is primarily achieved through the extensive disclosure regime that was introduced in 1995 requiring all banks to publish financial statements on a quarterly basis, which also incorporates director attestation on the bank's risk management disciplines. The RBNZ's capital adequacy guidelines are in line with the Basel Committee guidelines.

        The Banking Act 1959 (Australia) gives priority over our Australian assets to Australian depositors. Accordingly, other unsecured creditors including our non-Australian depositors will rank after our Australian depositors in relation to claims against our Australian assets.

        However, the Westpac Banking Corporation Act 1982 (New Zealand) gives New Zealand depositors priority over our New Zealand assets. Accordingly, New Zealand depositors will rank ahead of our other unsecured creditors in respect of claims against our New Zealand assets. Based on the audited statement of financial position as at 30 September 2003, the carrying value of our New Zealand assets was greater than our New Zealand deposit liabilities.

United States

        Our New York branch is a federally licensed branch and as such is subject to supervision, examination and extensive regulation by the Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System (the US Federal Reserve) under the International Banking Act of 1978 (the IBA), and related regulations. Under the IBA, we may not open any branch, agency or representative office in the US or acquire more than 5% of the voting stock of any US bank without the prior approval of the US Federal Reserve.

        A federal branch must maintain, with a US Federal Reserve member bank, a capital equivalency deposit as prescribed by the US Comptroller of the Currency in an amount which is the greater of: (1) the amount of capital that would be required of a national bank organised at the same location; or (2) 5% of the total liabilities (excluding, among other things, liabilities to affiliates and liabilities of any international banking facilities) of the federal branch. In addition, a federal branch is examined by the US Comptroller of the Currency at least once each calendar year and periodically by the US Federal Reserve. The examination covers risk management, operations, credit and asset quality and compliance with the record-keeping and reporting requirements that apply to national banks, including the maintenance of its accounts and records separate from those of the foreign bank and any additional requirements prescribed by the US Comptroller of the Currency.

        A federal branch of a foreign bank is, by virtue of the IBA, subject to the receivership powers exercisable by the US Comptroller of the Currency.

        At this time we have not elected to become and therefore are not a financial holding company as defined in the Gramm-Leach-Bliley Act of 1999.

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

Financial review

Key information

Selected consolidated financial and operating data

        We have derived the following selected financial information as of and for the financial years ended 30 September 2003, 2002, 2001, 2000 and 1999 from our audited consolidated financial statements and related notes. The financial statements were reported on by independent auditors PricewaterhouseCoopers for 2003, Messrs R. Chowdry and M.J. Codling for 2002 and 2001, and Messrs R.S. Lynn and R. Chowdry for 2000 and 1999.

        PricewaterhouseCoopers was appointed our auditor at our annual general meeting on 12 December 2002 in accordance with the requirements of the Corporations Act 2001. In previous years the appointment of our auditors was determined in accordance with our Deed of Settlement. Since 23 August 2002, the date on which Westpac Banking Corporation was registered as a public company limited by shares under the Corporations Act 2001, the Deed of Settlement ceased to apply.

        This information should be read together with the "Operating and financial review and prospects" and the audited consolidated financial statements and the accompanying notes.

Consolidated statement of financial performance

	Year ended 30 September
	2003 US$(1)	2003 A$	2002 A$	2001 A$	2000 A$	1999 A$
	(in $millions unless otherwise stated)
Amounts in accordance with Australian GAAP
Interest income	6,813	10,024	9,220	10,258	9,390	7,876
Interest expense	(3,861)	(5,680)	(5,074)	(6,207)	(5,721)	(4,400)

Net interest income	2,952	4,344	4,146	4,051	3,669	3,476
Non-interest income	2,030	2,986	2,978	2,537	2,414	2,155

Net operating income	4,982	7,330	7,124	6,588	6,083	5,631
Total operating expenses excluding bad and doubtful debts	(2,669)	(3,926)	(3,995)	(3,570)	(3,503)	(3,434)

Operating profit before bad and doubtful debts and income tax expense	2,313	3,404	3,129	3,018	2,580	2,197
Bad and doubtful debts	(330)	(485)	(461)	(433)	(202)	(171)

Profit from ordinary activities before income tax expense	1,983	2,919	2,668	2,585	2,378	2,026
Income tax expense	(495)	(728)	(471)	(677)	(660)	(567)
Net profit attributable to outside equity interests	(5)	(8)	(5)	(5)	(3)	(3)

Net profit attributable to equity holders	1,483	2,183	2,192	1,903	1,715	1,456

Average number of fully paid ordinary shares outstanding(2)	1,824	1,824	1,812	1,801	1,883	1,881
Basic earnings per ordinary share (cents)(2)	78.6	115.6	118.3	102.8	88.8	77.0
Dividends per ordinary share (cents)	53.0	78.0	70.0	62.0	54.0	47.0
Dividend payout ratio(3)	67.5%	67.5%	59.2%	60.3%	60.8%	61.0%
Amounts in accordance with US GAAP(4)
Net income	1,349	1,984	2,579	1,769	1,527	1,409
Basic earnings per ordinary share (cents)	73.9	108.8	142.3	98.2	81.1	74.9
Dividend payout ratio(3)	71.7%	71.7%	49.2%	63.1%	66.6%	62.8%

        Refer to page 18 for footnote explanations

Differences between Australian and US Generally Accepted Accounting Principles (GAAP) results

        Our consolidated financial statements are prepared in accordance with accounting principles and policies as summarised in note 1 to the financial statements. These accounting principles and policies differ in some respects from US GAAP. A reconciliation of net income, total assets, total liabilities and equity under US GAAP is included in note 45 to the financial statements.

        Consolidated net income under US GAAP for the year ended 30 September 2003 was A$1,984 million (2002 A$2,579 million, 2001 A$1,769 million). The significant adjustments between Australian and US GAAP results primarily relate to goodwill amortisation, premises and sites, derivative instruments, restructuring costs, distributions on other debt and equity instruments, superannuation and available-for-sale securities.

Consolidated statement of financial position data

	Year ended 30 September
	2003 US$(1)	2003 A$	2002 A$	2001 A$	2000 A$	1999 A$
	(in $millions, unless otherwise stated)
Amounts in accordance with Australian GAAP
Year end balances
Total assets	150,444	221,339	191,037	189,845	167,618	140,220
Loans net of provisions for bad and doubtful debts	109,073	160,473	135,870	122,250	107,533	97,716
Acceptances of customers	2,575	3,788	4,788	15,700	15,665	10,249
Deposits and public borrowings	87,730	129,071	110,763	96,157	89,994	85,546
Due to other financial institutions	2,604	3,831	4,731	5,954	3,972	3,562
Total liabilities excluding loan capital	137,842	202,799	176,057	175,302	153,464	128,531
Loan capital	3,089	4,544	4,512	4,838	4,892	2,692
Ordinary equity(5)(6)	7,961	11,713	9,986	9,226	8,792	8,529
Trust Originated Preferred Securities (TOPrS(SM))	316	465	465	465	465	465
Fixed Interest Resettable Trust Securities (FIRsTS)	445	655	—	—	—	—
Trust Preferred Securities (TPS)	769	1,132	—	—	—	—
Outside equity interests	21	31	17	14	5	3
Average balances
Total assets	142,993	210,377	186,827	178,196	158,566	140,350
Loans net of provisions for bad and doubtful debts	101,884	149,896	132,472	116,687	106,771	94,693
Acceptances of customers	2,992	4,402	7,707	16,680	12,411	10,959
Total equity(5)	8,222	12,097	10,355	9,260	9,535	8,712
Average ordinary equity(5)(6)	7,458	10,972	9,890	8,795	9,070	8,609
Amounts in accordance with US GAAP(4)
Total assets	150,736	221,768	191,338	189,769	167,237	139,997
Total equity	8,003	11,774	10,590	9,408	8,574	8,751
Average total assets	143,285	210,806	187,128	178,198	158,724	147,945
Average total equity	7,600	11,182	9,999	9,071	8,742	8,796

        Refer to page 18 for footnote explanations

Summary of consolidated ratios

	Year ended 30 September
	2003 US$m(1)	2003 A$m	2002 A$m	2001 A$m	2000 A$m	1999 A$m
Ratios in accordance with Australian GAAP
Profitability ratios (%)
Net interest margin(7)	2.65	2.65	2.80	3.11	3.10	3.25
Return on average assets(8)	1.04	1.04	1.17	1.07	1.08	1.04
Return on average ordinary equity(9)	19.2	19.2	21.7	21.1	18.4	16.8
Return on average total equity(10)	18.0	18.0	21.2	20.6	18.0	16.7
Capital ratio (%)
Average total equity to average total assets	5.8	5.8	5.5	5.2	6.0	6.2
Earnings ratios
Basic earnings per ordinary share (cents)(2)	78.6	115.6	118.3	102.8	88.8	77.0
Fully diluted earnings per ordinary share (cents)(11)	78.4	115.3	117.9	102.4	88.4	76.1
Dividends per ordinary share (cents)	53	78	70	62	54	47
Dividend payout ratio %(3)	67.5	67.5	59.2	60.3	60.8	61.0
Ratios in accordance with US GAAP(4)
Profitability ratios (%)
Net interest margin	2.65	2.65	2.80	3.11	3.10	3.25
Net profit attributable to equity holders to average total assets	0.94	0.94	1.38	0.99	0.96	0.95
Net profit attributable to equity holders to average total equity	17.7	17.7	25.8	19.5	17.5	16.0
Capital ratio (%)
Average total equity to average total assets	5.3	5.3	5.3	5.1	5.5	5.9
Leverage ratio(12)	4.6	4.6	4.5	4.5	4.6	4.7
Earnings ratios
Basic earnings per ordinary share (cents)	73.9	108.8	142.3	98.2	81.1	74.9
Fully diluted earnings per ordinary share (cents)(11)	73.7	108.4	141.5	97.6	80.1	74.5
Dividends per ordinary share (US cents)	53	53	38	31	29	31
Dividend payout ratio %(3)	71.7	71.7	49.2	63.1	66.6	62.8

(1)
Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.6797, the noon buying rate on 30 September 2003. Amounts or ratios are in accordance with these principles.

(2)
Based on the average number of fully paid ordinary shares outstanding, including 54 million New Zealand Class shares in 2003, 2002 and 2001, and after deducting distributions on other equity instruments of A$75 million in 2003 (A$48 million in 2002, A$51 million in 2001, A$43 million in 2000, A$8 million in 1999).

(3)
Calculated by dividing the dividends per ordinary share by the basic earnings per ordinary share.

(4)
Refer to note 45 to the financial statements for a reconciliation with US GAAP.

(5)
Excludes outside equity interests (minority interest).

(6)
Excludes other equity instruments: TOPrS(SM), FIRsTS, and TPS.

(7)
Calculated by dividing net interest income (including gross up) by average interest bearing assets.

(8)
Calculated by dividing net profit attributable to our equity holders by average total assets.

(9)
Calculated by dividing net profit attributable to our equity holders less distributions on other equity instruments by average ordinary equity.

(10)
Calculated by dividing net profit attributable to our equity holders by average total equity.

(11)
Based on average number of shares and share equivalents and after deducting non-converting preference dividends and distributions on other equity instruments from net profit after tax.

(12)
Leverage ratios have been calculated in accordance with guidelines promulgated by the Board of Governors of the Federal Reserve System. The ratio is calculated by dividing Tier 1 capital in accordance with US GAAP by total average assets for leverage capital purposes in accordance with US GAAP.

Risk factors

        Our business activities are subject to risk factors that can impact our future performance. Some of these risks can be mitigated by the use of safeguards and appropriate systems and actions, but some are outside our control and cannot be mitigated. For a discussion of how we manage risk refer to the section "Risk management".

        Some of the principal factors that may affect our performance are set out below.

Dependence on the Australian and New Zealand economies

        Our earnings are dependent on the level of financial services required by our customers. In particular, levels of borrowing are heavily dependent on customer confidence, the state of the economy and prevailing market interest rates at the time.

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

Competition

        We face intense competition in all aspects of our business. We compete, both domestically and internationally, with asset managers, retail and commercial banks, non-bank mortgage brokers, private banking firms, investment banking firms, brokerage firms, and other investment services firms. In addition, the trend toward consolidation in the global financial services industry is creating competitors with broader ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power. In recent years, competition has also increased as large insurance and banking industry participants have sought to establish themselves in markets that are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships. We expect these trends to continue. For more detail refer to the section "Competition".

Credit risk

        Credit risk is our most significant risk and arises primarily from our lending activities. We hold general and specific provisions to cover bad and doubtful debts. If these provisions prove inadequate either because of an economic downturn or a significant breakdown in our credit disciplines, then this could have a material adverse effect on our business.

Market risk

        We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our overall financial position. In our financial markets trading businesses, we are exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, and commodity and equity prices.

Equity underwriting risk

        As a financial intermediary we underwrite listed and unlisted equities. Equity underwriting activities include the development of solutions for corporate and institutional customers who have a demand for equity capital and investor customers who have an appetite for equity based investment products. We guarantee the pricing and placement of these facilities. We are at risk if we fail to syndicate or sell down our risk to other market participants.

Liquidity risk

        Liquidity risk is the potential inability to meet our payment obligations. For a more detailed description of liquidity risk refer to the section "Liquidity and funding".

Operational risk

        As a financial services organisation we are exposed to a variety of other risks including those arising from process error, fraud, systems failure, security and physical protection, customer services, staff skills and performance, and product development and maintenance.

Regulatory risk

        Our business is subject to substantial regulation and regulatory oversight. Any significant regulatory developments, including changes to accounting standards (refer to sections "Accounting standards" and "Critical accounting policies"), could have an adverse effect on how we conduct our business and on our results of operations. Our business and earnings are also affected by the fiscal or other policies that are adopted by various regulatory authorities of the Australian and New Zealand government, foreign governments and international agencies. The nature and impact of future changes in such policies are not predictable and are beyond our control.

Integration risk

        We are in the process of integrating our recently acquired wealth management business. The integration process involves major changes to the management structures of the acquired business, assimilation of new employees into our business culture, large-scale migration of computer processing onto our existing IT platform, and many other projects to align the acquired business. There is, therefore, an increased risk of operational failure during the integration process.

Operating and financial review and prospects

        The following discussion contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Where forward-looking statements are made, our actual results may differ significantly from the results discussed. For a description of factors that may affect our results, refer to sections "Disclosure regarding forward-looking statements", "Risk factors" and "Risk management".

Accounting standards

        The financial statements included in this report have been prepared in accordance with the accounting policies described in note 1 to the financial statements, being in accordance with Australian GAAP. Australian GAAP varies in certain respects from US GAAP. For a reconciliation of significant adjustments from our Australian GAAP financial statements to comply with US GAAP, refer note 45 to the financial statements.

Changes in accounting policy

Provisions, contingent liabilities and contingent assets

        New Australian accounting standard AASB 1044 Provisions, Contingent Liabilities and Contingent Assets, which became effective for us from 1 October 2002, requires that a provision is only made for dividends declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date.

        In previous reporting periods, in addition to providing for dividends declared, determined or publicly recommended by the directors on or before the end of the financial year but not distributed at balance date, a provision was made for dividends to be paid out of retained profits at the end of the financial year where the dividend was proposed, recommended or declared between the end of the financial year and the completion of the financial report.

        An adjustment of $651 million was made against the consolidated retained profits at the beginning of the financial year to reverse the amount provided as at 30 September 2002 for the proposed final dividend for the year ended on that date. This adjustment reduced consolidated provisions and total liabilities at the beginning of the financial year by $651 million with corresponding increases in consolidated net assets, retained profits, total equity and the total dividends provided for or paid during the current financial year.

        For a detailed breakdown and reconciliation of the information that would have been disclosed for the years ended 30 September 2002 and 2001 had this policy always been applied, refer to note 1 (h)vii to the financial statements.

Employee option and share ownership schemes

        For the year ended 30 September 2003, we applied the guidelines issued by ASIC in June 2003 with respect to Valuing options for directors and executives in disclosing the remuneration of our Directors and executive officers. The guidelines prescribe that amounts disclosed for remuneration of directors and executive officers include the fair value of share options, performance options, performance share rights and stock appreciation rights (together "equity based remuneration") granted. Share options, performance options and performance share rights are valued at grant date and the value apportioned over the period from grant date to vesting date. The value included for stock appreciation rights is the increase in value of the vested rights in each year. The fair value of share options, performance options and performance share rights has been estimated at grant date using a pricing model based on the Black-Scholes formula. The ASIC guidelines were adopted to provide greater transparency of the remuneration of our Directors and executive officers.

        The amounts included in remuneration for each year in relation to the fair value of equity based remuneration is set out in notes 41 and 42 to the financial statements. Comparatives, where applicable, have been restated to present the comparative amounts on a consistent basis with the current period.

Earnings per share

        Effective 1 October 2001, revised accounting standard AASB 1027 Earnings Per Share has been applied. The standard introduces changes to the method of calculating diluted earnings per share. In previous years, diluted earnings per share included notional earnings related to dilutive options had they been exercised. This is not a requirement of the revised standard as the determination of the weighted average number of shares has been revised to include only potential ordinary shares assumed to have been issued for no consideration.

        These changes have not had a material impact on our earnings per share. Comparatives, where applicable, have been restated to present the comparative amounts on a consistent basis with the current period.

Wealth management acquisition costs

        During September 2002, our wealth management business was restructured. The restructure included transferring ownership of Westpac Custodian Nominees Limited out of the ownership of Westpac Life Insurance Services Limited and into an accrual accounting environment under the ownership of Westpac Financial Services Group Limited. As a consequence, we changed our accounting policy in respect of acquisition expenses, such that acquisition expenses for profitable business are now deferred and amortised over a period not exceeding the expected duration of the relevant product or policy sold. Previously these costs were expensed, as the accounting treatment of these costs did not affect the results of the entity incurring the costs as it was reported on a market value basis in accordance with AABS 1038 Life Insurance Business.

        In an accrual accounting environment, the deferral and amortisation of wealth management acquisition costs provides more relevant information about the financial performance of the underlying business. Accordingly, effective 1 October 2001, we recorded an asset of $119 million in the statement of financial position, representing life insurance and funds management acquisition costs which were previously expensed.

        Had this policy always been applied, deferred acquisition costs of $71 million would have been recognised as an asset in the year ended 30 September 2001.

Superannuation

        Effective 1 October 2001, we changed our accounting policy in respect of superannuation to adopt the principles of the International Accounting Standard IAS 19 Employee Benefits. Our previous superannuation accounting policy was based on the principles of UK accounting standard SSAP 24 Accounting for Pension Costs. The policy was changed after a new standard was released in the UK to replace SSAP 24. Consistent with the requirements of AASB 1001 Accounting Policies and in anticipation of the international harmonisation of Australia's accounting standards by 2005, we have adopted the principles of IAS 19.

        The impact of the change in superannuation accounting policy was to write-down the related asset and recognise a charge of $221 million before tax ($160 million after tax) in the 2002 statement of financial performance. Comparatives have not been restated as it is not practical to do so.

Capitalised expenses

        Effective 1 October 2001, the accounting policy for outsourcing start-up costs in relation to the outsourcing of technology operations and mortgage processing activities was changed so that such costs are now expensed as incurred. Previously these costs have been capitalised and amortised over a period not exceeding the life of the outsourcing contracts. The new policy was adopted to provide greater transparency to our cost base and greater reliability in measuring our financial position.

        On 1 October 2001, the net carrying amount of capitalised start-up costs of $44 million was expensed in the statement of financial performance. During the year a further $92 million was expensed relating to start-up costs incurred during the year. Had this new accounting policy always been applied, additional start-up costs of $44 million would have been recognised in the year ended 30 September 2001.

Recent accounting developments—Australia

        In July 2002, the Financial Reporting Council (FRC) of Australia formally announced the adoption of International Financial Reporting Standards (IFRS) from 1 January 2005. Our first reporting period under IFRS will be the financial year commencing 1 October 2005. Currently a number of IFRSs have not been released in final form and revisions are still being made by the International Accounting Standards Board (IASB). As such it is currently not possible to estimate the effect adoption of IFRSs will have on our results.

        The Australian Accounting Standards Board (AASB) deferred the application of accounting standard AASB 1020 Income Taxes in line with an announcement by the FRC to adopt IFRS in 2005. AASB 1020 will now apply to us from 1 October 2005. We do not currently expect to adopt this standard early. The application of the standard is not expected to significantly affect our deferred tax balances or income tax expense when adopted.

Recent accounting developments—United States

        In November 2002 the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 45 Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which requires a company to record as a liability the fair value of certain guarantees initiated by the company. The offsetting entry is dependent on the nature of the guarantee, with an asset generally being recorded, such as the consideration received for providing a standby letter of credit or prepaid rent for a residual value guarantee in an operating lease. The liability recorded will typically be reduced by a credit to the results of operations as the guarantee lapses, which generally will occur on a systematic basis over the term of the guarantee or at settlement of the guarantee. The initial measurement and recognition provisions of FIN 45 are effective for applicable guarantees written or modified after 31 December 2002. The disclosure requirements are applicable to us for the year ended 30 September 2003. We have provided the disclosures required by FIN 45 in note 34 to the financial statements for all applicable guarantees in effect at 30 September 2003.

        The adoption of the recognition provisions of FIN 45 may result in the recording of liabilities associated with certain guarantees that we provide. The impact of the initial measurement and recognition provisions of FIN 45 is dependent on the number and size of applicable future guarantees that we provide however, we do not anticipate that the impact will have a material effect on our consolidated financial position or results of operations.

        In January 2003, the FASB issued FIN 46 Consolidation of Variable Interest Entities, which is applicable to all variable interest entities (VIEs) in existence at 30 September 2003 if they were created after 31 January 2003 and is applicable to all VIEs created prior to 1 February 2003 for the reporting period beginning 1 October 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51 Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. These types of entities are referred to as VIEs. We are undertaking a review of our potential VIEs and have not yet completed our assessment of the impact of adopting this interpretation. In note 45 to the financial statements we provide details of a VIE which we have a significant relationship with.

        In December 2002 the FASB issued Statement of Financial Accounting Standards (SFAS) 148 Accounting for Stock-Based Compensation—Transition and Disclosure, which amended SFAS 123 Accounting for Stock-Based Compensation. SFAS 148 is effective for years ending after 15 December 2002 and provides three methods for transition to the fair value method of accounting for stock options for those companies that elect the fair value method under SFAS 123. We are not impacted by SFAS 148 given that we had previously adopted the fair value method of accounting under SFAS 123. This accounting treatment is discussed further in note 45 to the financial statements.

        SFAS 149 Amendments to SFAS 133 on Derivative Instruments and Hedging Activities was issued in April 2003 and is applicable for contracts entered into or modified after 30 June 2003. The requirements of SFAS 133, as amended by SFAS 149, require all derivative instruments to be recognised as either assets or liabilities on the balance sheet, measured at fair values. The statement permits special hedge accounting for fair value, cash flow and foreign currency hedges providing specific criteria are met. Certain aspects of the required hedge criteria do not allow portfolio hedging. The estimated cost of changing our risk management systems and practices to meet the specific hedge criteria was judged prohibitive. For US GAAP purposes, most of the derivatives that are hedges under Australian GAAP do not qualify for hedge accounting under the provisions of SFAS 133 and are accounted for at fair value in accordance with SFAS 133.

        In May 2003, the FASB issued SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 clarifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in the statement of financial position. SFAS 150 is applicable for all financial instruments entered into or modified after 31 May 2003 and is otherwise applicable for our half year ended 31 March 2004. The application of SFAS 150 is represented in the accounting treatment of our equity instruments in the US GAAP reconciliation in note 45 to the financial statements and has not materially impacted our results or the presentation of our equity instruments under US GAAP.

Critical accounting policies

        Our reported results are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of the statement of financial performance and position. The principal accounting policies are disclosed in note 1 to the financial statements and note 45 with respect to policies that differ to US GAAP.

        Certain of these policies are considered to be critical to the representation of our financial performance and position, since they require difficult, subjective, or complex judgements. These judgements necessarily involve assumptions or estimates, which relate to matters that are inherently uncertain. An explanation of these policies and the related judgements and estimates involved are set out below. Management has discussed the development and selection of the critical accounting policies with the Board Audit and Compliance Committee.

Provisions for bad and doubtful debts

        Provisions for bad and doubtful debts are established by management to cover credit losses inherent in the lending portfolio. For details of how we manage credit risk refer to the discussion in the section titled "credit risk".

        We perform periodic and systematic reviews of our transaction managed loan portfolio to identify and estimate any inherent risks and assess overall collectability. A debt is considered doubtful when a borrower's financial position or capacity to repay the debt, or the inadequate value of underlying security, means that there is a greater than 50% probability of loss of principal or interest outstanding.

Specific provisioning

        Specific provisions are raised to cover all identified doubtful debts where the aggregated exposure is at least $100,000 and the expected loss is greater than $20,000. The calculation of specific provisions is based on the difference between the customer's aggregate exposure and estimated net recovery value in accordance with the APRA prudential standards.

        In determining the net recovery value the following key assessments are made:

  •
  the estimated realisable value of security;

  •
  the cash flows of the business where these flows are freely available; and

  •
  the market prices for relevant debt (particularly in relation to corporate exposures).

        Credit card and personal loan balances are normally written-off when a payment is 180 days in arrears. Credit card and personal loan balances will not be written off at 180 days when other arrangements have been made. In these cases specific provisions are raised where necessary. In determining the amount of specific provisioning consideration is given to an analysis of arrears, expected future cash flows and past loss experience.

        Bad debts, in respect of which no specific provisions have been established, are written off against the general provision.

General provisioning

        A general provision is maintained to cover expected losses inherent in our existing overall loan portfolios and other credit exposures that are not yet identifiable. In determining the level of the general provision we employ a statistical methodology called dynamic provisioning. This methodology assists management in making estimates and judgements based on historical experience, business conditions, the composition of the portfolio, industry best practices and publicly available default data.

        In performing this statistical analysis, the methodology uses certain parameters, with the two key parameters being probability of default and loss given default giving rise to an expected loss factor. These statistical measures are supplemented by a consideration of current market conditions.

        Transaction managed exposures are individually risk graded and a loss given default is assigned to each facility. Default rates corresponding to risk grade are analysed using historical default rate data. These two components are separately monitored in our risk grading system. Probability of default is estimated using information from external rating agencies as well as our own internal historical loss data (over the last five years) to set a probability of default for each risk grade. Loss given default is estimated from our own loss experience on defaults since 1993. The general provision is calculated by applying an expected loss factor to the total committed exposure (TCE) for each transaction managed facility. TCE is the maximum amount of credit exposure, excluding transaction risk and settlement risk exposures, which we are committed to incur, via one or more facilities, to a customer.

        Portfolio managed exposures, such as home, equity access, investment property and personal loans as well as credit cards and some small business loans are collectively assessed, since these loans are deemed not to be individually significant. The general provision is calculated by applying an expected loss factor to the outstanding drawn balances in each loan portfolio. The expected loss factor is determined from our own internal historical loss data, which for some portfolios dates back at least ten years.

        Management recognises that a certain level of imprecision exists in any model. Accordingly a reserve is added to the dynamic provision to account for model risk, in line with industry best practice.

        As at 30 September 2003, total provisions for bad and doubtful debts were $1,554 million (2002 $1,434 million) representing 0.94% (2002 1.01%) of loans and acceptances. Of the total provision for 2003, $1,393 million (2002 $1,163 million) represents general provision and $161 million (2002 $272 million) represents specific provisions.

        Management regularly reviews and adjusts the estimates and parameters where considered appropriate. Changes in these estimates could have a direct impact on the provisions recorded in our financial statements.

Fair value of financial instruments

        Securities and derivatives used in our trading activities are carried at net fair value, with changes in fair value recognised in the statement of financial performance. In determining fair value, publicly quoted market prices are sourced independently wherever possible. Independent sources include stock, futures and commodity exchanges, the Australian Financial Markets Association (AFMA), brokers and other banks. This covers the majority of derivative positions both in terms of trade numbers and value. In particular, all rates used for valuing interest rate and cross-currency swaps are sourced independently of dealers, as are rates used for valuing government, semi-government and most corporate bonds. Where reliable and timely independent sources of rates are not available rates are sourced from dealers and then subject to a monthly review by the Revaluation Committee (which comprises members of the Trading Risk Management unit who are independent from the originator of the transaction). In some cases this review is supplemented by random intra-month checks. The types of rates not sourced independently on a daily basis consists of some corporate bond yields, spreads for credit derivatives, floating rate notes and mortgage and asset-backed securities; long-dated currency option implied volatilities and energy derivative rates (swaps and options). In conducting the monthly review, the Revaluation Committee considers indicative rates sourced from other sources (such as the brokers, banks and AFMA), movements in the rates month on month and also the materiality of the impact of changes in rates on the profit/loss of the trading position.

        As at 30 September 2003, the market value of trading securities held was $8,793 million. The notional amount of trading derivatives outstanding as at 30 September 2003 was $693,534 million.

        We believe the judgements and estimates used are reasonable in the current market, however a change in these judgements and estimates would lead to different results and future market conditions may vary from those expected.

Investment securities

        Our investment securities are carried at cost or at cost adjusted for premium or discount amortisation. Losses related to permanent diminution in value of our investment securities are recognised in the statement of financial performance. Under US GAAP our investment securities are generally classified as available-for-sale securities as defined by SFAS 115 Accounting for Certain Investments in Debt and Equity Securities, refer to note 45 to the financial statements.

        In determining the recoverable amount of investment securities the period of time over which we intend to hold the securities is taken into consideration. The recoverable amount of our investment securities and their market values, where possible, are based on quoted market prices, manager quotes or on dealer quotes. For certain investment securities, where there is no active market, other valuation techniques are adopted that take into account changes in the credit standing of the issuer and market interest rates. These valuations involve us making judgements and estimations about future cash flows and potential defaults by issuers or underlying obligors.

        As at 30 September 2003, we held investment securities with a carrying value of $3,656 million and a fair value of $3,745 million.

        We believe the judgements and estimates used are reasonable in the current market, however a change in these judgements and estimates would lead to different results and future market conditions may vary from those expected.

Goodwill

        Goodwill represents the excess of purchase consideration, including incidental expenses associated with the acquisition, over the fair value of the identifiable net assets at the time of acquisition. As at 30 September 2003, the balance of goodwill recorded as an asset on our consolidated statement of financial position as a result of acquisitions was $2,558 million, the most significant amount of which relates to the acquisition of BTFM.

        Under Australian GAAP, goodwill is amortised on a straight line basis over 20 years, representing the minimum period of expected benefits. If the carrying value of goodwill exceeds the value of the expected future benefits, the difference is expensed to the statement of financial performance. Under US GAAP, effective from 1 October 2002, goodwill is no longer amortised, but tested for impairment. Refer to note 45 to the financial statements for further detail. We test our goodwill for impairment on a semi-annual basis or more often if circumstances indicate that there may be impairment.

        For the purposes of testing goodwill for impairment under both Australian and US GAAP, we adopt the methodology set out in SFAS 142 Goodwill and Other Intangible Assets. We view our operations on a disaggregated basis, whereby each business unit or reporting unit, is assessed individually. The impairment test is undertaken at the reporting unit level and comprises two steps.

        The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill. In testing the impairment of goodwill relating to our bank acquisitions, we determine the implied market value, being the fair value of the reporting unit having regard to the price/earnings ratios of a range of peer banks. In testing the impairment of goodwill for our recent wealth management acquisitions, an estimate of fair value is determined by reference to assumptions of future cash flows and future earnings potential. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired however, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure is undertaken. That additional procedure compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill.

        Estimates of future earnings potential involves considerable judgement, including our view on future changes in market conditions and anticipated results of the implementation of business strategies. Adverse changes in these assumptions could result in a goodwill impairment charge in the future.

Carrying value of non-current assets (excluding goodwill)

        The carrying value of our non-current assets does not exceed their recoverable amount. Except where otherwise indicated, recoverable amount is determined as the undiscounted amount expected to be recovered from the net cash flows arising from the assets' continued use and subsequent disposal. Every six months, we review non-current assets for possible impairment indications. If impairment indicators are identified we make an assessment about whether the carrying value of such assets remains fully recoverable. When making this assessment we compare the carrying value to the market value, if available, or the value in use. Determination of the value in use requires us to make assumptions and estimates, which include expectations of future cash flows generated from continued use of the asset.

        We believe that our assumptions and estimates used are reasonable and supportable in the existing market environment, but different assumptions and estimates could be used which would lead to different results.

Provisions (other than provisions for bad and doubtful debts)

        We hold provisions in respect of a range of future obligations such as employee entitlements, restructuring costs, non-lending losses and excess lease space. Provisions carried for long service leave are supported by an independent actuarial report. However some of the provisions involve significant management judgement about the likely outcome of various events and estimated future cash flows.

        These judgements are based on management's assessment of conditions as at the date of the financial statements. The provisions raised could potentially be understated if factors affecting these judgements change.

Superannuation

        We have adopted the principles of IAS 19 Employee Benefits in accounting for our superannuation (pension) commitments. In respect of defined benefit schemes the application of IAS 19 requires an actuarial determination of the present value of the schemes' liabilities and the determination of the current market value of the schemes' assets. IAS 19 is relatively similar to the equivalent US accounting standard SFAS 87.

        Actuarial assumptions used to determine these amounts and the resulting pension expense include both demographic assumptions, such as mortality rates, employee turnover and early retirement, and financial assumptions such as discount rate, future salary and benefit levels and expected rate of return on pension assets.

        All assumptions are reviewed annually and determined in conjunction with the independent actuaries to the schemes. Demographic assumptions are based on those derived for the triennial scheme statutory funding valuation and use historical experience and other available information to predict future patterns of behaviour. These assumptions are updated for each funding valuation or more regularly for any significant changes.

        Financial assumptions are based on market expectations, at the balance sheet date, for the period over which the pension obligations are to be settled. The discount rate is based on the rate of return on high quality fixed income investments. We consider that AA or Aa rated corporate bonds are appropriate. The long-term expected rate of return on scheme assets reflects the current and expected asset allocation and our current expectations of returns for each asset class. Future salary levels reflect our current expectation of future salary increases, and include allowance for inflationary and promotional salary increases.

        In 2003, our principal defined benefit scheme in Australia, the Westpac Staff Superannuation Plan, had total assets of $1,907 million available to meet future benefit payments of $1,638 million.

        Changes to demographic assumptions and unexpected future market, interest rate or inflation movements, or changes to taxation could significantly impact the value of scheme assets and liabilities and hence significantly impact the value of the pension prepayment and pension expense.

Related party disclosures

        Details of our related party disclosures are set out in note 40 to the financial statements and details of directors' interests in securities are set out in the "Corporate governance" section. The related party disclosures relate principally to transactions with our Directors and Director-related parties as we do not have individually significant shareholders and our transactions with other related parties are not significant.

        As an ADI and applying the ASIC Class Order 98/110 (the Class Order) we are exempt, subject to certain conditions, from the requirement to disclose the details of certain loans or financial instrument transactions made to related parties (other than directors) in the ordinary course of our banking business and either on an arm's length basis or with the approval of our shareholders. The Class Order exemption does not apply to a loan or financial instrument transaction which a director should be reasonably aware that if not disclosed, would have the potential to affect adversely the decision made by users of the financial statements about the allocation of scarce resources. As required by ASIC each year we lodge a statutory declaration, signed by two Directors, confirming that we have appropriate systems of internal controls and procedures in place to provide assurance that any financial instrument transaction of a bank which is not entered into regularly is drawn to the attention of our Directors so that it may be disclosed.

        In accordance with the Class Order details of loans to our Directors and non-bank loans to directors of our controlled entities are disclosed in note 40 to the financial statements.

        Loans made to directors of Westpac and its controlled entities and to parties related to them are made in the ordinary course of business on normal terms and conditions (including interest rates and collateral). In respect of loans to executive directors, loans are made on the same terms and conditions (including interest rates and collateral) as apply to other employees and certain customers in accordance with established policy. These loans do not involve more than the normal risk of collectability or present any other unfavourable features.

Overview of performance

	Reported Result			Adjusted Result(2)
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m	2001 $m
Net interest income	4,344	4,146	4,051	4,344	4,146	4,051
Non-interest income	2,986	2,978	2,537	2,986	2,518	2,474

Net operating income	7,330	7,124	6,588	7,330	6,664	6,525
Total operating expenses excluding bad and doubtful debts and income tax expense	(3,926)	(3,995)	(3,570)	(3,926)	(3,552)	(3,570)

Operating profit before bad and doubtful debts and income tax expense	3,404	3,129	3,018	3,404	3,112	2,955
Bad and doubtful debts	(485)	(461)	(433)	(485)	(461)	(433)

Operating profit before income tax expense	2,919	2,668	2,585	2,919	2,651	2,522
Income tax expense	(728)	(471)	(677)	(728)	(635)	(663)
Net profit attributable to outside equity interests	(8)	(5)	(5)	(8)	(5)	(5)

Net profit attributable to equity holders	2,183	2,192	1,903	2,183	2,011	1,854

Economic profit(1)	1,379	1,380	1,181
Earnings per share (cents)
Basic	115.6	118.3	102.8
Fully diluted	115.3	117.9	102.4

(1)
Economic profit is defined as cash earnings less a capital charge calculated at 12% of ordinary equity plus the estimated value of franking credits paid to shareholders. For details of the calculation of economic profit refer to page 39.

(2)
Excludes a number of individually significant items. For a reconciliation and explanation of these items, refer to page 31.

        We have presented our results as follows:

  •
  reported result—refers to the financial information derived from our audited, consolidated financial statements; and

  •
  adjusted result—refers to the reported result excluding a number of significant items, which are explained and reconciled on page 31.

        We believe our financial performance analysis and discussion is meaningful to stakeholders on an adjusted basis as it assists in understanding the effects of significant items on the reported results. These items include adjustments that occur infrequently and are not indicative of changes in the earning capacity of the underlying operations.

        In addition we use certain non-GAAP measures to evaluate our performance. We disclose these measures to investors to promote understanding of our past and future performance indicators. These measures should not be construed as superior to GAAP measures. Our key non-GAAP measure disclosed is economic profit. A reconciliation of this non-GAAP measure to the relevant GAAP measure is shown in a later section of this performance overview.

Overview of performance

        During the 2002 calendar year, as described in the "Recent developments" section, we completed the acquisitions of BTFM (October 2002), RAAM (June 2002) and Hastings (October 2002). In addition, in May 2002 we sold AGC. The results of these businesses are reflected in the above table, and, where material, are mentioned in the following analysis.

        Net interest income was $4,344 million for 2003, an increase of $198 million or 5% compared with $4,146 million for 2002, and this in turn was an increase of $95 million or 2% over 2001. This includes $27 million in 2003 (2002 nil) relating to BTFM and $316 million in 2002 (2001 $490 million) relating to the divested AGC business. Excluding these items, net interest income increased $487 million or 13% during 2003 (2002 $269 million or 8%). This improvement has been driven by strong growth in average interest earning assets, 12% in 2003 (2002 13%), predominantly as a result of strong growth in household lending. This has been partially offset by a contraction in interest margins due to an increasingly competitive market and a number of structural changes to our business in 2003.

        Reported non-interest income was $2,986 million for 2003, an increase of $8 million or less than 1% compared with 2002, and this in turn was an increase of $441 million or 17% over 2001. 2002 includes $460 million (2001 $63 million) of significant items as reconciled and explained immediately following this section. Excluding these items, non-interest income increased by $468 million or 19% in 2003, compared with $44 million or 2% growth in 2002. Non-interest income also includes $232 million (2002 $28 million) from BTFM and RAAM and $49 million relating to AGC in 2002 (2001 $59 million).

        We continued to experience strong growth in our core retail products with net fees and commissions increasing $130 million or 8% (2002 increase of $92 million or 6%). The growth was driven by increases in loan volumes and transaction activities. Additionally in 2003 we have benefited from a realignment of our fee structure in our Business and Consumer Banking unit. Financial markets trading income also grew strongly up $44 million or 20% in 2003. This was due to a significantly improved financial markets performance in our Institutional Bank compared to 2002, including the development of new fee based revenues through innovative debt securities and an increase in corporate debt activity.

        Reported total operating expenses were $3,926 million for 2003, a decrease of $69 million or 2% compared with 2002, and in turn was an increase of $425 million or 12% over 2001. The 2002 expenses include $443 million of significant items as reconciled and explained immediately following this section. Excluding these items, operating expenses increased by $374 million or 11% in 2003 (decrease of $18 million or 1% in 2002). Operating expenses in 2003 also include $283 million (2002 $25 million) relating to the operations of BTFM and RAAM and 2002 includes $94 million (2001 $143 million) relating to AGC. The increase in 2003 is due to a number of factors including:

  •
  expenses of $148 million associated with the change in the composition of our business following the divestment of AGC and the acquisition of RAAM, BTFM and Hastings;

  •
  organic expense growth of $163 million in our ongoing business (excluding all acquisitions and divestment). This increase includes:

  •
  an additional $77 million following the adoption of IAS 19 in relation to our defined benefit superannuation funds in 2002; and

  •
  a $42 million increase due to the appreciation of the New Zealand dollar against the Australian dollar during 2003.

        Organic expense growth excluding the above items was $44 million.

        The slight decrease in 2002 after adjusting for significant items was due to efficiency savings offset by volume and inflationary increases.

        Bad and doubtful debts were $485 million for 2003, an increase of $24 million or 5% and an increase of $28 million or 6% over 2001. In 2002, bad and doubtful debts included $101 million (2001 $158 million) relating to the sold AGC business. Excluding the impact of AGC in 2002, the 2003 bad and doubtful debts charge increased $125 million or 35% in 2003, and increased $85 million or 31% in 2002. The higher charge in 2003 was the result of increased dynamic provisioning due to overall loan growth and the rebuild of the equipment finance portfolio partially offset by lower specific provisions and lower direct write-offs following the disposal of AGC in May 2002. The 2002 increase was predominantly due to a small number of downgrades in our corporate book and write-offs in consumer and personal lending products.

        Reported economic profit for 2003 was $1,379 million which was steady compared with 2002, and an increase of $198 million or 17% over 2001.

        Reported basic earnings per share (EPS) for 2003 were 115.6 cents, a decrease of 2% compared with 2002, which was an increase of 15% over 2001. Reported fully diluted EPS for 2003 were 115.3 cents, a decrease of 2% compared with 2002, which was an increase of 15% over 2001.

Reconciliation of reported and adjusted results

	Reported 2002 $m	Significant items $m	Adjusted 2002 $m
Interest income	9,220	—	9,220
Interest expense	(5,074)	—	(5,074)

Net interest income	4,146	—	4,146
Net fees and commissions	1,706	—	1,706
Trading income	223	—	223
Wealth management operating income(1)	607	(119)	488
Change in excess of net embedded value over net assets of life insurance controlled entity before tax(1)	(261)	261	—

Total wealth management operating income	346	142	488
Other income(2)	703	(602)	101

Non-interest income	2,978	(460)	2,518

Net operating income	7,124	(460)	6,664
Salaries and other staff expenses(3)	(1,829)	221	(1,608)
Equipment and occupancy expenses	(589)	—	(589)
Other expenses(4)	(1,577)	222	(1,355)

Total operating expenses excluding bad and doubtful debts	(3,995)	443	(3,552)

Operating profit before bad and doubtful debts and income tax expense	3,129	(17)	3,112
Bad and doubtful debts	(461)	—	(461)

Profit from ordinary activities before income tax	2,668	(17)	2,651
Income tax expense(1),(2),(3),(4)	(471)	(164)	(635)
Net profit attributable to outside equity interests	(5)	—	(5)

Net profit attributable to equity holders	2,192	(181)	2,011

	Reported 2001 $m	Significant items $m	Adjusted 2001 $m
Interest income	10,258	—	10,258
Interest expense	(6,207)	—	(6,207)

Net interest income	4,051	—	4,051
Net fees and commissions	1,614	—	1,614
Trading income	274	—	274
Wealth management operating income(1)	382	70	452
Change in excess of net embedded value over net assets of life insurance controlled entity before tax(1)	133	(133)	—

Total wealth management operating income	515	(63)	452
Other income	134	—	134

Non-interest income	2,537	(63)	2,474

Net operating income	6,588	(63)	6,525
Salaries and other staff expenses	(1,744)	—	(1,744)
Equipment and occupancy expenses	(648)	—	(648)
Other expenses	(1,178)	—	(1,178)

Total operating expenses excluding bad and doubtful debts	(3,570)	—	(3,570)

Operating profit before bad and doubtful debts and income tax expense	3,018	(63)	2,955
Bad and doubtful debts	(433)	—	(433)

Profit from ordinary activities before income tax	2,585	(63)	2,522
Income tax expense(1)	(677)	14	(663)
Net profit attributable to outside equity interests	(5)	—	(5)

Net profit attributable to equity holders	1,903	(49)	1,854

Significant items:

(1)
During 2002 we standardised the accounting treatment for our existing and newly acquired wealth management businesses on an accrual accounting basis. An adjustment was made as follows: charge of $261 million to reverse the embedded value uplift (EV); credit of $119 million relating to deferred acquisition costs (DAC); and a tax credit of $33 million as a result of this policy change. The comparative result in 2001 was adjusted by a credit of $133 million to reverse EV; a charge of $70 million for DAC; and a tax charge of $14 million.

(2)
(i) A pre-tax profit of $751 million (tax credit of $3 million) was realised on the sale of AGC to GE Capital on 31 May 2002. (ii) We implemented a change in investment strategy on a portfolio of high yield investments. These securities had previously been intended to be held to maturity. The portfolio has now been made available-for-sale and a charge of $149 million (nil tax impact) was recognised in 2002.

(3)
During 2002 we adopted the International Accounting Standard for Superannuation (IAS 19), which resulted in an additional pre-tax charge of $221 million (tax credit $61 million) in that year.

(4)
(i) We recorded a pre-tax charge of $86 million (tax credit of $26 million) relating to the cost associated with the integration of our existing wealth management businesses into operations acquired during 2002 and (ii) A pre-tax charge of $136 million (tax credit $41 million) relating to the expensing of current and prior year capitalised start-up costs associated with outsourcing agreements.

Statement of financial performance review

	Reported Result
Net Interest Income	2003 $m	2002 $m	2001 $m
Interest income	10,024	9,220	10,258
Interest expense	(5,680)	(5,074)	(6,207)

Net interest income	4,344	4,146	4,051

Increase/(decrease) in net interest income	2003 $m	2002 $m	2001 $m
Due to change in volume	568	681	221
Due to change in rate	(370)	(586)	161

Change in net interest income	198	95	382

        Reported net interest income in 2003 increased by 5% or $198 million (2002 2% or $95 million). This includes $27 million in 2003 (2002 nil) relating to the acquisition of BTFM and $316 million in 2002 (2001 $490 million) relating to the operations of the divested AGC business. Excluding these items, net interest income increased $487 million or 13% (2002 $269 million or 8%). This improvement has been driven from strong growth of 12% in average interest earning assets (2002 13%), partially offset by a contraction in interest margins during 2003 and 2002.

        The growth in average interest earning assets has been due to loan growth across all lending portfolios, however, growth has been particularly strong in the household credit market. In 2003, the residential property market has been a significant driver of the domestic economy with strong demand for residential property continuing from the high levels in experienced in 2002.

        During 2003 our interest spread decreased 12 basis points to 2.33%, compared with a decrease of 18 basis points in 2002. The net interest margin decreased 15 basis points in 2003 compared with 31 basis points in 2002. For details of our spreads and margins calculation refer to the table below.

        In 2003 and 2002, margins have been impacted by an increasingly competitive market and a number of structural changes in our business including the divestment of the higher margin AGC consumer finance business in May 2002, as well as:

  •
  a slight contraction in product margins in our Australian and New Zealand banking franchise in 2003;

  •
  the change in financing the bill acceptance portfolio in 2002;

  •
  improved margins from a lower cost of funds in our offshore business excluding New Zealand in 2003 due to lower cost of funds; and

  •
  a reduced benefit from free funds due to lower interest rates in 2002, lower growth in free funds relative to overall balance sheet growth, and a significant increase in non-interest earning assets following the acquisition of BTFM in the 2002 calendar year.

Australia

        Australia's net interest spread fell 19 basis points and net interest margin fell 24 basis points relative to 2002. Consistent with the drivers at a group level, Australia's net interest margin fell due to the divestment of the higher margin AGC business and ongoing margin compression in our key products. The benefit from free funds fell as non-interest bearing assets grew faster than non-interest bearing liabilities. This was compounded by the acquisition of BTFM in October 2002.

New Zealand

        New Zealand's net interest spread fell six basis points and net interest margin increased 13 basis points. Interest spreads fell due to margin compression in our key products, however, this was more than offset by a 19 basis point increase in the benefit from free funds reflecting both the benefit obtained from the FIRsTS and TPS raisings through New Zealand in 2003 and an increase in volume of free funds in AUD terms due to the strong appreciation of the NZD

        Offshore interest margins other than in New Zealand benefited from the lower cost of funds in offshore markets during the year.

Interest spread and margin

	Reported Result
	2003 $m	2002 $m	2001 $m
Group
Net interest income	4,344	4,146	4,051
Tax equivalent gross up(1)	197	139	149

Net interest income (including gross up)	4,541	4,285	4,200
Average interest earning assets	171,457	153,124	135,154
Average non-accrual loans	567	728	641
Average interest bearing liabilities	156,315	138,650	122,498
Average net non-interest bearing liabilities and equity	15,142	14,474	12,656

Interest spread on productive assets(2)	2.34%	2.47%	2.65%
Impact of impaired loans	(0.01)%	(0.02)%	(0.02)%

Interest spread(3)	2.33%	2.45%	2.63%
Benefit of net non-interest bearing liabilities and equity(4)	0.32%	0.35%	0.48%

Net interest margin(5)	2.65%	2.80%	3.11%

On a geographical basis, interest spread and margins were:
Australia
Interest spread on productive assets(2)	2.23%	2.43%	2.66%
Impact of impaired loans	(0.01)%	(0.02)%	(0.02)%

Interest spread(3)	2.22%	2.41%	2.64%
Benefit of net non-interest bearing liabilities and equity(4)	0.29%	0.34%	0.44%

Net interest margin(5)	2.51%	2.75%	3.08%

New Zealand
Interest spread on productive assets(2)	3.00%	3.06%	3.08%
Impact of impaired loans	(0.01)%	(0.01)%	(0.03)%

Interest spread(3)	2.99%	3.05%	3.05%
Benefit of net non-interest bearing liabilities and equity(4)	0.40%	0.21%	0.23%

Net interest margin(5)	3.39%	3.26%	3.28%

Other overseas
Interest spread on productive assets(2)	0.67%	0.42%	0.50%
Impact of impaired loans	0.00%	(0.01)%	(0.01)%

Interest spread(3)	0.67%	0.41%	0.49%
Benefit of net non-interest bearing liabilities and equity(4)	0.14%	0.24%	0.54%

Net interest margin(5)	0.81%	0.65%	1.03%

(1)
We have entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax. The impact of this is reflected in lower income tax expense and interest income. In order to provide improved comparability, this income is presented on a tax equivalent basis.

(2)
Interest spread on productive assets is determined after excluding non-accrual loans, and the related interest, from the equation.

(3)
Interest spread is the difference between the average yield (including tax equivalent gross up) on all interest earning assets and the average rate paid on all interest bearing liabilities net of impaired loans.

(4)
The benefit of net non-interest bearing liabilities and equity is determined by applying the average rate of interest paid on all interest bearing liabilities to the average level of net non-interest bearing funds as a percentage of average interest earning assets. The calculations for Australia and New Zealand take into account the interest expense/income of cross-border, intragroup borrowing/lending.

(5)
Net interest margin is calculated by dividing net interest income (including tax equivalent gross up) by average interest earning assets.

Non-interest income

	Reported Result			Adjusted Result(1)
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m	2001 $m
Net fees and commissions	1,836	1,706	1,614	1,836	1,706	1,614
Trading income	267	223	274	267	223	274
Wealth management operating income	746	346	515	746	488	452
Other income	137	703	134	137	101	134

Total non-interest income	2,986	2,978	2,537	2,986	2,518	2,474

(1)
Excludes a number of individually significant items. For a reconciliation and explanation of these items, refer to page 31.

        Reported non-interest income for 2003 was $2,986 million, an increase of $8 million compared with 2002, which was an increase of $441 million compared to 2001. The 2002 result included the impact of several significant items totalling $460 million. These were $142 million (2001 $63 million) relating to a change in accounting treatment for our wealth management business, a profit of $751 million on the sale of AGC and an unrealised loss of $149 million on investment securities. Adjusting for these items, non-interest income increased $468 million or 19% in 2003 ($44 million or 2% in 2002). The non-interest income results above also include:

  •
  tax recoveries on life insurance policyholders' earnings credit of $7 million in 2003 (2002 charge of $47 million, 2001 charge of $41 million);

  •
  BTFM and RAAM income of $232 million in 2003 (2002 $28 million); and

  •
  AGC income of $49 million in 2002 (2001 $59 million).

        Excluding these items, non-interest income increased by $259 million or 10% compared with 2002 and $32 million or 1% compared with 2001.

        Reported net fees and commissions increased by $130 million or 8% in 2003 (2002 $92 million or 6%). This includes $53 million from the operations of the divested AGC business in 2002 (2001 $64m). Excluding the impact of AGC net fees and commission increased $183 million or 11% in 2003 (2002 $163 million or 11%). The increase in fees and commissions in 2003 was due to strong volumes in key product areas, particularly residential mortgages and deposits, and fee re-pricing initiatives including:

  •
  an increase in lending fees in 2003 and 2002, benefiting from strong lending growth and increased volumes;

  •
  transaction fees and commissions increases in 2003 due to benefits realised from realignment of the fee structure in our retail bank. The 2002 increase was due to heightened transaction activity driven by new product launches (including our new "Altitude" credit card rewards program) and successful marketing campaigns; and

  •
  a partial offset due to an increase in fees and commissions paid in 2003 and 2002, as a result of increased broker introduced loans in 2003 and increased credit card activity in 2002.

        Reported trading income increased by $44 million or 20% in 2003, compared with a decrease of $51 million in 2002. The 2003 increase was due to a significantly improved performance by our Institutional Bank compared to 2002, with the development of new fee based revenues through innovative debt securities and an increase in corporate debt activity. The decrease in 2002 was due to a disappointing trading result reflecting volatility in global financial markets.

        Reported other income for 2003 was $137 million, a decrease of $566 million compared to 2002, which was an increase of $569 million over 2001. The 2002 result includes significant items as mentioned above, of $602 million relating to the profit on sale of AGC ($751 million) and the unrealised loss on investment securities ($149 million). Excluding these items, other income increased by $36 million in 2003 (2002 decrease of $33 million). Included in the 2002 result was the write-down of our investment in stockbroking business Hartleys Limited, and in 2001, $27 million income from the sale of our foreign bank note business. Excluding these items other income is steady compared to 2002, and increased slightly on 2001.

Wealth management operating income

	Reported Result			Adjusted Result(1)
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m	2001 $m
Operating income	746	607	382	746	488	452
Change in excess of net embedded value over net assets of life insurance controlled entity before tax	—	(261)	133	—	—	—

Wealth management operating income	746	346	515	746	488	452

(1)
Excludes a number of individually significant items. For a reconciliation and explanation of these items, refer to page 31.

        Reported wealth management operating income for 2003 was $746 million, an increase of $400 million over 2002, which was a decrease of $169 million compared with 2001. In 2002, our wealth management business was restructured and moved to an accrual accounting basis. The impact of this change was to no longer recognise the embedded value uplift (EV) in our wealth business in accordance with AASB 1038 Life Insurance.

        Additionally we changed our accounting policy in respect of acquisition expenses, such that acquisition expenses for profitable business are deferred and amortised over the duration of the product or policy sold. The impact of these changes included: $261 million in 2002 (2001 $133 million) for EV recognised in prior years and $119 million in 2002 (2001 $70 million) in respect of deferred acquisition costs now recognised. Adjusting for these items, wealth management income increased $258 million or 53% in 2003, compared with an increase of $36 million in 2002. The increase in 2003 includes the contribution of our recently acquired wealth management businesses, BTFM and RAAM.

        The 2003 result reflects:

  •
  continued strong growth in life and risk insurance in-force premiums which increased 24% compared with 2002;

  •
  relative improvements in the investment returns generated by positive growth in equity markets; and

  •
  partially offset by anticipated redemptions from BTFM and RAAM managed funds during the months following acquisitions, due to cautionary ratings applied by research houses and asset consultants. A turnaround in investment performance has assisted in reducing outflows over the second half of the year.

        In 2002, the relatively steady result was due to a subdued global economy, further compounded by weak domestic and global equity markets.

Operating expenses excluding bad and doubtful debts

	Reported Result			Adjusted Result(2)
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m	2001 $m
Salaries and other staff expenses	1,836	1,829	1,744	1,836	1,608	1,744
Equipment and occupancy expenses	596	589	648	596	589	648
Other expenses	1,494	1,577	1,178	1,494	1,355	1,178

Total operating expenses excluding bad and doubtful debts	3,926	3,995	3,570	3,926	3,552	3,570

Productivity ratio(1)	3.99	3.90	3.78	3.99	4.14	3.74
Total operating expense to operating income ratio	53.6%	56.1%	54.2%	53.6%	53.3%	54.7%

(1)
Net operating income/salaries and other staff expenses

(2)
Excludes a number of individually significant items. For a reconciliation and explanation of these items, refer to page 31.

        Reported total operating expenses for 2003 were $3,926 million, a decrease of $69 million compared with 2002, which increased by $425 million over 2001. This included the impact of significant items totalling $443 million in 2002 (superannuation charge $221 million, outsourcing costs $136 million, integration expenses $86 million). Excluding these items, total operating expenses increased by $374 million or 11% in 2003, compared with a decrease of $18 million or 1% in 2002. The increase in 2003 has been influenced by a change in our business mix following the sale of AGC and the acquisition of RAAM, BTFM and Hastings. The operating expense base of the acquired wealth businesses is higher than the expense base of AGC.

        The 2003 result includes $283 million (2002 $25 million) relating to the operations of RAAM and BTFM and 2002 includes $94 million (2001 $143 million) relating to the sold AGC business. Excluding these items, 2003 expenses grew $210 million or 6% over 2002, and 2002 in turn increased $6 million or less than 1% over 2001. This increase in expenses in 2003 has been driven by the following factors:

  •
  an increase of $148 million or 4% associated with the change in the composition of our business following the divestment of AGC and the acquisition of RAAM, BTFM and Hastings; and

  •
  an increase of $163 million or 5% in our adjusted operating expenses. This increase includes an additional $77 million (2%) following the adoption of IAS 19 in relation to our defined benefit superannuation funds in 2002 and a $42 million (1%) increase due to the appreciation of the New Zealand dollar against the Australian dollar during 2003. Together these additional expenses added 1% to our ongoing expense growth.

        Organic expense growth was 12% after adjusting for the impact of the IAS19 related superannuation expense increase and the appreciation of the New Zealand dollar. In 2003, we also incurred additional expenses associated with extracting further synergies from the integration of our wealth management acquisitions, and investments in the "Align", "Reach" and "Pinnacle" programs aimed at delivering further productivity improvements in the medium term. The slight increase in 2002 was due to volume and inflationary increases offset by efficiency savings.

        Reported salaries and other staff expense for 2003 were $1,836 million, an increase of $7 million compared with 2002, which was an increase of $85 million over 2001. The 2002 result includes the impact of the superannuation charge of $221 million associated with the adoption of IAS 19. Adjusting for this, salaries and other staff expenses have increased by $228 million or 14% in 2003, primarily as a result of the acquisitions of BTFM and RAAM. Excluding the impact of these acquisitions and the divested AGC business, salaries and other staff expenses increased by 10% in 2003 (2002 reduced by 7%).

        The 2003 increase was due to $77 million higher superannuation amortisation expense following the adoption of IAS 19 and increased variable remuneration in our Institutional Bank in line with an improved performance in 2003. The decrease in 2002 was largely as a result of continuing outsourcing and restructuring initiatives focused on streamlining our non-customer facing areas. The number of full-time equivalent employees (FTE) increased to 26,780 in 2003 (2002 24,776, 2001 28,534) as a result of acquisitions including 1,132 staff due to the acquisition of BTFM. In 2002, the divestment of AGC reduced FTE by 1,200 and the acquisition of RAAM contributed an additional 178 FTE.

        Equipment and occupancy expenses increased $7 million or 1% in 2003 (2002 decrease of 10%). The reduction in 2002 was due to initiatives to optimise the use of our distribution network and other premises.

        Reported other expenses for 2003 were $1,494 million, a decrease of $83 million or 5% compared with 2002, which increased by $399 million or 34% over 2001. The 2002 result includes $222 million relating to the outsourcing and integration costs mentioned previously. Excluding these items, other expenses increased $139 million in 2003 compared to a $177 million increase in 2002. Excluding the impact of the sale of AGC and our acquisitions of BTFM, RAAM and Hastings, other expenses increased by 3% in 2003 (2002 17%). The increase in 2002 was mainly due to a change in the composition of our expense base following our outsourcing program.

        Expense containment continued to be a key priority, as demonstrated by our reported operating expenses to operating income ratio of 53.6% in 2003 (2002 56.1%, 2001 54.2%) and our adjusted operating expenses to operating income ratio of 53.6% in 2003 (2002 53.3%, 2001 54.7%).

Bad and doubtful debts

	Reported Result
	2003 $m	2002 $m	2001 $m
Bad and doubtful debts	485	461	433

Total bad and doubtful debt charge to average loans and acceptances (basis points)	31	33	32

        The reported charge for bad and doubtful debts increased $24 million or 5% in 2003 to $485 million. The 2002 charge was an increase of $28 million or 6% compared with 2001. The 2003 charge represents 31 basis points of average gross loans and acceptances, two basis points lower than in 2002 and one basis point lower than in 2001.

        The higher charge in 2003 was the result of increased dynamic provisioning due to overall loan growth and the rebuild of the equipment finance portfolio following the sale of AGC. The overall higher dynamic provisioning charge in 2003 was partially offset by lower specific provisions and lower direct write-offs compared to 2002. One of the major factors in this trend has been the divestment of the higher risk AGC consumer finance business in May 2002. The 2002 increase was predominantly due to a small number of downgrades in our corporate book and write-offs in consumer and personal lending products.

        The 2002 reported result includes $101 million (2001 $158 million) relating to the divested AGC business. Excluding this, 2003 bad and doubtful debts increased $125 million or 35% over 2002, which in turn increased $85 million or 31% over 2001.

Income tax expense

	Reported Result			Adjusted Result(1)
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m	2001 $m
Income tax expense	728	471	677	728	635	663
Tax as a percentage of profit from ordinary activities before tax (effective tax rate)	24.9%	17.7%	26.2%	24.9%	24.0%	26.3%

(1)
Excludes a number of individually significant items. For a reconciliation and explanation of these items, refer to page 31.

        Reported income tax expense for 2003 was $728 million, an increase of $257 million over 2002, which was a decrease of $206 million compared with 2001. Our effective tax rate in 2003 was 24.9% compared with 17.7% in 2002 and 26.2% in 2001. Our effective tax rates in 2003, 2002 and 2001 were below the official Australian company tax rate of 30% (2002 30%, 2001 34%) due to the impact of lower overseas tax rates and certain non-taxable items including, in 2002, the profit on sale of AGC. The tax expense included a $7 million charge in 2003, $47 million credit in 2002, and a $41 million credit in 2001 in relation to tax recoveries on life insurance policyholders' earnings.

Economic profit

        Economic profit is defined as cash earnings less a capital charge calculated at 12% of ordinary equity plus the estimated value of franking credits paid to shareholders.

        Economic profit is used as a key measure of our financial performance because it focuses on shareholder value by requiring a return in excess of a risk weighted cost of capital.

	Reported Result
	2003 $m	2002 $m	2001 $m
Net profit attributable to equity holders	2,183	2,192	1,903
Goodwill amortised	163	100	98
Distributions on other equity instruments	(75)	(48)	(51)

Cash earnings	2,271	2,244	1,950
Franking benefit(1)	430	382	336

Adjusted cash earnings	2,701	2,626	2,286
Equity charge	(1,322)	(1,246)	(1,105)

Economic profit	1,379	1,380	1,181

Equity charge
Average Tier 1 equity	8,893	8,509	7,711
Add: average goodwill	3,249	2,340	1,961
Less: other equity instruments(2)	(1,125)	(465)	(465)

Average adjusted equity	11,017	10,384	9,207
12% of average adjusted equity	(1,322)	(1,246)	(1,105)

(1)
Franking benefit arises when net profit on which company tax has been paid is used to pay dividends, and the tax paid on the amount of the dividend is transferred as a tax credit refundable to certain shareholders. The company tax rate for 2003 is 30% (2002 30%, 2001 34%). For further details of franking of dividends, refer to the section on "Taxation".

(2)
Other equity instruments comprise the average balances of FIRsTS, TOPrS(SM) and TPS.

        Reported economic profit for 2003 was $1,379 million which was steady compared with 2002, and an increase of $198 million or 17% over 2001. Adjusting for the significant items mentioned in the above discussion, economic profit increased $181 million or 15% to $1,379 million in 2003, after increasing $67 million or 6% in 2002. The increase in economic profit in 2003 compared to 2002, excluding significant items, has been driven by strong adjusted cash earnings growth (10%) and relatively low growth in average ordinary equity (6%). The increase in 2002 is due to strong adjusted cash earnings growth (15%) and lower growth in average ordinary equity (13%).

Statement of financial position review

        The detailed components of the statement of financial position are set out in the notes to the financial statements.

	Reported Result
As at 30 September	2003 $m	2002 $m	Change $m
Assets
Cash and balances with central banks	1,786	1,669	117
Due from other financial institutions	6,035	5,242	793
Trading and investment securities	12,449	13,956	(1,507)
Net loans and acceptances	164,261	140,658	23,603
Life insurance assets	10,522	7,566	2,956
All other assets	26,286	21,946	4,340

Total assets	221,339	191,037	30,302

Liabilities and equity
Due to other financial institutions	3,831	4,731	(900)
Deposits and public borrowings	129,071	110,763	18,308
Debt issues	29,970	27,575	2,395
Acceptances	3,788	4,788	(1,000)
Life insurance policy liabilities	9,896	7,163	2,733
All other liabilities	26,243	21,037	5,206
Loan capital	4,544	4,512	32

Total liabilities	207,343	180,569	26,774
Total equity	13,996	10,468	3,528

Total liabilities and equity	221,339	191,037	30,302

Assets

        As at 30 September 2003, our assets totalled $221.3 billion. This was an increase of $30.3 billion over the $191.0 billion as at 30 September 2002. Discussion on significant changes in assets follows.

        Trading and investment securities decreased by $1.5 billion to $12.4 billion in 2003. This was primarily due to a reduction in our holdings of Australian government securities.

        During 2003 loans and acceptances increased by $23.6 billion to $164.3 billion. The major reasons for this increase were as follows:

  •
  continued growth in housing finance. Housing loans increased by 21% or $13.8 billion (adjusting for securitisation) in Australia and 13% or $1.7 billion (adjusting for securitisation) in New Zealand;

  •
  increase in margin lending of $1.0 billion due to the acquisition of BTFM, and the subsequent cessation of securitisation arrangements which had funded BTFM's margin lending portfolio and instead funded margin lending loans on-balance sheet;

  •
  business lending to small and medium sized enterprises rose by $3.2 billion for year ended 30 September 2003 ; and

  •
  continued rebuilding of the business leasing product after the sale of our finance company, AGC in Australia (and the loan book of AGC in New Zealand). This product increased by $2.7 billion over the prior year.

        Life insurance assets increased by $3.0 billion during 2003 to $10.5 billion. This increase was mainly attributable to the acquisition of BTFM.

        As at 30 September 2003 all other assets totalled $26.3 billion, an increase of $4.3 billion. This rise resulted mainly from the combined impact of growth in goodwill, in securities purchased under agreements to resell and in other financial market assets.

Liabilities and equity

        Our total liabilities at 30 September 2003 were $207.3 billion, an increase of $26.8 billion from $180.6 billion as at 30 September 2002. Discussion of the changes in significant liabilities follows.

        The increase of $18.3 billion in our deposits and public borrowings during 2003 combined with increased debt issues of $2.4 billion were the major sources of funding for our asset expansion.

        Rises in securities purchased not yet delivered and in other financial markets liabilities were major factors in the movement of $5.2 billion in all other liabilities. Other financial markets liabilities primarily represent the negative fair value of trading derivative financial instruments.

        Our equity increased by $3.5 billion during 2003 to $14.0 billion. In addition to accumulated profits for 2003 of $2.2 billion, this was largely the result of the issue of hybrid equity instruments during the year. In December 2002 we issued $0.7 billion of Fixed Interest Resettable Trust Securities (FIRsTS), and in August 2003, $1.1 billion of Trust Preferred Securities (TPS). These increases to equity were partly offset by the distribution of dividends (net of dividend reinvestment).

Asset quality

	Reported Result
As at 30 September	2003 $m	2002 $m	2001 $m
Loans and acceptances
Loans	162,027	137,304	123,851
Acceptances	3,788	4,788	15,700

Total loans and acceptances(1)	165,815	142,092	139,551

Average loans and acceptances
Australia	124,271	114,791	109,261
New Zealand	28,540	23,752	21,451
Other overseas	3,018	3,239	4,192

Total average loans and acceptances(1)	155,829	141,782	134,904

(1)
Loans are stated before related provisions for bad and doubtful debts.

        Total loans represent 73.2% of the total assets of the group in 2003 compared to 71.9% in 2002 and 65.2% in 2001.

        Loans and acceptances increased $23.7 billion or 16.7% to $165.8 billion in 2003, from $142.1 billion in 2002 and $139.6 billion in 2001. The increase to 2003 reflects a strong growth in low risk residential mortgages amidst the continued low interest rate environment and the rebuilding of the equipment financing portfolio following the disposal of our finance company, AGC in 2002.

        Approximately 24.7% of the loans at 30 September 2003 mature within one year and 20.6% mature between one year and five years. Real estate mortgage lending comprises the bulk of the loan portfolio maturing after five years.

        Our lending is focussed on our core geographic markets in Australia and New Zealand. Australian and New Zealand average loans and acceptances increased $14.3 billion or 10.3% to $152.8 billion in 2003, from $138.5 billion in 2002 and $130.7 billion in 2001 predominantly due to the growth in residential mortgages. Australian and New Zealand average loans and acceptances accounted for 98.1% of the total average gross loans and acceptances in 2003, compared with 97.7% in 2002 and 96.9% in 2001.

        Other overseas average loans and acceptances decreased $0.2 billion or 6.8% to $3.0 billion in 2003, from $3.2 billion in 2002 and $4.2 billion in 2001.

	Reported Result
As at 30 September	2003 $m	2002 $m	2001 $m
Impaired assets
Non-accrual assets
Gross	597	648	866
Specific provisions	(159)	(266)	(299)

Net	438	382	567
Restructured loans
Gross	15	31	36
Specific provisions	(2)	(6)	(8)

Net	13	25	28

Net impaired assets	451	407	595

Provisions for bad and doubtful debts
Specific provisions	161	272	307
General provision	1,393	1,162	1,294

Total provisions for bad and doubtful debts	1,554	1,434	1,601

Asset quality
Specific provisions to total impaired assets	26.3%	40.1%	34.0%
Total impaired assets to total loans and acceptances(1)	0.37%	0.48%	0.65%
Total provisions to total loans and acceptances(1)	0.94%	1.01%	1.15%
Total provisions to total impaired assets	253.9%	211.2%	177.5%
General provision to non-housing performing loans	1.7%	1.7%	1.8%

(1)
Loans are stated before related provisions for bad and doubtful debts.

        We maintain a high quality loan portfolio with 74% of our exposure to either investment grade or secured consumer mortgages (76% in 2002 and 74% in 2001) and 89% of our exposure is in our core markets of Australia, New Zealand and the near Pacific (84% in 2002 and 82% in 2001).

        Total impaired assets as a percentage of total gross loans and acceptances remain at very low levels, 0.37% at 2003, down from 0.48% at 2002, down from 0.6% at 2001. The reduction in 2003 total provisions to gross loans and acceptances reflects strong growth in our lower risk residential mortgage book and higher quality lending to business customers.

        Approximately $386 million or 63% of total impaired assets relate to Australian and New Zealand exposures, slightly up from $382 million in 2002 and down from $689 million in 2001. Other overseas impaired exposures are $226 million in 2003, down from $297 million in 2002 and up slightly from $213 million in 2001.

        At 30 September 2003, we had one impaired counterparty with exposure greater than $50 million accounting for 26% of total impaired assets. This compares with two impaired counterparties with exposure larger than $50 million in 2002 and three in 2001, accounting for 29% and 34% of total impaired assets respectively. There were a further thirteen impaired exposures that were less than $50 million and greater than $5 million (2002 13; 2001 18). Impaired asset levels continue to decline, due to favourable economic conditions and the write-off of a number of exposures.

        Specific provision coverage of impaired assets has decreased to 26% ($161 million) compared to 40% ($272 million) in 2002 and 34% ($307 million) in 2001. The lower specific provisioning coverage in 2003 reflects the write-off of a number of highly provisioned exposures. We are satisfied that our current specific provisioning coverage is appropriate. Total provisions at 30 September represent 254% of impaired assets (2002 211%, 2001 178%).

        Consumer mortgage loans accruing and 90 days past due in 2003 remained stable compared to 2002 at 0.15% of outstandings which in turn was down eight basis points on 2001. Other consumer loan delinquencies (including credit card and personal loan products) fell 5 basis points in 2003 to 1.02% of outstandings.

Credit risk concentrations

        We monitor our credit portfolio to avoid risk concentrations. Our exposure to consumers comprises 63% of our on-balance sheet loans and 51% of total credit commitments. Almost 84% of our exposure to consumers was supported by residential real estate mortgages. This category also includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are highly diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

        Exposures to businesses, governments and other financial institutions are classified into 61 industry clusters. These clusters are based on the correlation between industries, grouping those that are affected by the same economic factors. Thus, industries that might suffer simultaneously from increased risk are monitored together. Through this process, the industry diversification of our portfolios is measured and monitored. Exposures are actively managed from a portfolio perspective, with risk mitigation techniques used to regularly re-balance the portfolio. The table below shows the assessed credit quality of our current exposures relating to these customers. The risk grades shown are based on Standard and Poor's credit rating system. Based on these ratings, our exposure to business, government and other financial institution investment grade customers is 64% as at 30 September 2003 (2002 70%). The reduction in exposure to investment grade customers is driven by strong growth in our business banking sector, including the reacquisition of the equipment financing portfolio, following the disposal of our finance company AGC.

        Assessed credit quality of exposures to businesses, governments and other financial institutions at 30 September

	2003%	2002%
AAA, AA	26	33
A	14	16
BBB	24	21
BB, B+	34	28
Lower than B+	2	2

Total	100	100

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

Business and Consumer Banking

	Reported Result			Adjusted Result(1)
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m	2001 $m
Net interest income	3,158	3,116	3,086	3,158	3,116	3,086
Non-interest income	1,289	1,898	1,139	1,289	1,236	1,139

Operating income	4,447	5,014	4,225	4,447	4,352	4,225
Operating expenses (excluding goodwill and bad and doubtful debts)	(2,365)	(2,368)	(2,368)	(2,365)	(2,330)	(2,368)
Amortisation of goodwill	(58)	(58)	(59)	(58)	(58)	(59)

Total operating expenses excluding bad and doubtful debts	(2,423)	(2,426)	(2,427)	(2,423)	(2,388)	(2,427)
Operating profit before bad and doubtful debts and income tax expense	2,024	2,588	1,798	2,024	1,964	1,798
Bad and doubtful debts	(322)	(368)	(309)	(322)	(368)	(309)

Profit on ordinary activities before tax	1,702	2,220	1,489	1,702	1,596	1,489
Income tax expense	(524)	(478)	(536)	(524)	(489)	(536)

Net profit attributable to equity holders	1,178	1,742	953	1,178	1,107	953

	$bn	$bn	$bn	$bn	$bn	$bn
Deposits and other public borrowings	69.5	61.5	58.6	69.5	61.5	58.6
Net loans and acceptances	118.5	98.9	96.2	118.5	98.9	96.2
Total assets	121.1	101.6	98.5	121.1	101.6	187.4

Total operating expense to operating income ratio	54.5%	48.4%	57.4%	54.5%	54.9%	57.4%

(1)
For a reconciliation of the differences between reported and adjusted results, refer to page 46.

        Reported net interest income was $3,158 million in 2003, an increase of $42 million or 1% compared with 2002, which was an increase of $30 million or 1% over 2001. This included net interest income for AGC, which was sold in May 2002, of $282 million for 2002 and $451 million in 2001. Excluding the AGC result, net interest income for 2003 increased by $324 million or 11% compared with 2002, which increased by $199 million or 8% over 2001. The increase in net interest income in 2003 and 2002 was the result of significant growth in our key loan and deposit portfolios offsetting lending margin compression and the increased costs of third party loan originations.

        New mortgage lending has driven the strong growth in the balance sheet, with mortgage drawdowns (net of refinancing) for 2003 increasing by $3.3 billion or 16% compared with 2002, which increased by $4.8 billion or 30% over 2001.

        Reported non-interest income for 2003 was $1,289 million, a decrease of $609 million or 32% compared with 2002, which was an increase of $759 million or 67% over 2001. This includes, for 2002, the profit on sale of AGC in Australia of $662 million as well as non-interest income for AGC of $44 million (2001 $54 million). Excluding these items, non-interest income increased by $97 million or 8% in 2003, after increasing by $107 million or 10% in 2002. The increase in non-interest income in 2003 and 2002 is driven by the strong growth in loans and deposits. Further, in 2003, the decrease in commissions received from the sale of wealth products (owing to weakness in domestic and international equity markets) was offset by repricing initiatives related to unsecured lending and consumer and business deposits, which were implemented between February and May 2003 and which aligned our pricing structure more closely with that of our competitors.

        Reported operating expenses (excluding goodwill) for 2003 were $2,365 million, a decrease of $3 million or less than 1% compared with 2002, which was steady compared with 2001. This includes, for 2002, the expensing of outsourcing costs of $38 million and operating expenses relating to AGC of $80 million (2001 $119 million). Excluding these items, operating expenses (excluding goodwill) have increased $115 million or 5% in 2003 compared with expenses remaining steady in 2002. The increase in operating expenses in 2003 reflects investment in a number of strategic projects covering the areas improving our distribution capability, online servicing and streamlining straight-through processing and credit checks.

        Reported bad and doubtful debts expense for 2003 was $322 million, a decrease of $46 million or 13% compared with 2002, which was an increase of $59 million or 19% over 2001. This included bad and doubtful debts charge for AGC of $96 million for 2002 and $152 million in 2001. Excluding AGC, the charge for bad and doubtful debts rose by $50 million or 18% in 2003, which in turn had risen $115 million or 73% in 2002. A low-interest rate environment has led to strong asset growth in all products, driving a steady increase in dynamic provision charges throughout the last two years. Bad debt charges in 2002 were further increased by growth in credit card and personal loan write-offs. These write-offs stabilised in 2003 as a result of changes made to credit checking processes and various collection activities.

        Reported income tax expense for 2003 was $524 million, an increase of $46 million or 10% over 2002, which was a decrease of $58 million or 11% compared with 2001. The 2002 result includes a tax credit of $11 million associated with the previously mentioned outsourcing costs and income tax expense relating to the operations of AGC of $57 million (2001 $91 million). Excluding these items, income tax expense for 2003 increased $92 million or 21% over 2002, which was a decrease of $13 million or 3% over 2001.

        Reported net profit attributable to equity holders for 2003 was $1,178 million, a decrease of $564 million compared to 2002, which was an increase of $789 million over 2001. Excluding the items relating to the sale and operations of AGC, and outsourcing expenses, net profit attributable to equity holders for 2003 was an increase of $164 million or 16% over 2002, which increased by $204 million over 2001.

Reconciliation of reported and adjusted result—Business and Consumer Banking

	Reported 2002 $m	Significant items $m	Adjusted 2002 $m
Net interest income	3,116	—	3,116
Non-interest income(1)	1,898	(662)	1,236

Operating income	5,014	(662)	4,352
Total operating expenses (excluding goodwill and bad and doubtful debts)(2)	(2,368)	38	(2,330)
Amortisation of goodwill	(58)	—	(58)

Total operating expenses excluding bad and doubtful debts	(2,426)	38	(2,388)
Operating profit before bad and doubtful debts and income tax expense	2,588	(624)	1,964
Bad and doubtful debts	(368)	—	(368)

Profit on ordinary activities before tax	2,220	(624)	1,596
Income tax expense(2)	(478)	(11)	(489)

Net profit attributable to equity holders	1,742	(635)	1,107

(1)
Profit of $662 million (tax effect of $3 million) was realised on the sale of AGC to GE Capital on 31 May 2002.

(2)
A pre-tax charge of $38 million (tax credit $11 million) relating to the expensing of current and prior year capitalised start-up costs associated with outsourcing agreements. Refer to the section on "Changes in accounting policy" for further information.

BT Financial Group

	Reported Result			Adjusted Result(1)
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m	2001 $m
Net interest income	83	29	25	83	29	25
Non-interest income	529	164	377	529	306	314

Operating income	612	193	402	612	335	339
Operating expenses (excluding goodwill and bad and doubtful debts)	(375)	(267)	(168)	(375)	(181)	(168)
Amortisation of goodwill	(63)	(4)	(4)	(63)	(4)	(4)

Total operating expenses excluding bad and doubtful debts	(438)	(271)	(172)	(438)	(185)	(172)
Operating profit before bad and doubtful debts and income tax expense	174	(78)	230	174	150	167
Bad and doubtful debts	—	—	(2)	—	—	(2)

Profit on ordinary activities before tax	174	(78)	228	174	150	165
Income tax expense	(47)	33	(37)	(47)	(26)	(23)

Net profit attributable to equity holders	127	(45)	191	127	124	142

	$bn	$bn	$bn	$bn	$bn	$bn
Total assets	14.0	9.1	8.5	14.0	9.1	8.5
Funds under management	43.3	33.0	22.4	43.3	33.0	22.4

Total operating expense to operating income ratio	71.6%	140.4%	42.8%	71.6%	55.2%	50.8%

(1)
For a reconciliation of the differences between reported and adjusted results, refer to page 49.

        BTFG reported net profit attributable to equity holders was $127 million in 2003, an increase of $172 million compared with 2002 which was a decrease of $236 million compared with 2001.

        This included the effects of a change in our accounting treatment for wealth management during 2002 resulting in a charge to net profit after tax for 2002 of $109 million and a credit for 2001 of $49 million(1) and, in 2002, integration costs associated with the acquisition of new wealth management businesses of $60 million after tax. In addition, we acquired the businesses of BTFM and RAAM in October 2002 and June 2002, respectively (refer section on "Wealth management business acquisitions" for further information). Other notable items that are reflected in our result include the profit on sale of property management rights in 2002 ($5 million) and 2001 ($28 million) and the write down in a significant non-controlling shareholding in 2003 ($3 million) 2002 and ($16 million).

        Reported net interest income amounted to $83 million in 2003, an increase of $54 million compared with 2002 which was an increase of $4 million compared with 2001. The increase was principally due to 24% increase in average annuity funds under management from a combined impact of sales growth and a lowering of redemption rates.

        Reported non-interest income for 2003 was $529 million, an increase of $365 million over 2002, which decreased by $213 million compared with 2001. This includes the change in our accounting treatment for wealth management during 2002 reducing non-interest income by $142 million (2001 credit of $63 million), income from the acquired businesses of BTFM and RAAM of $232 million (2002 $28 million) and other notable items as mentioned previously.

(1)
This amount represents the net credit had this change in accounting policy been applied in 2001.

        The other major drivers of the performance in non-interest income were:

  •
  continued growth in life and risk insurance in-force premiums which were up $48 million or 24% due to the increased appetite and awareness of customers towards life insurance and income protection in these more uncertain times; and

  •
  relative improvements in the investment returns generated by positive equity markets.

        This was partially offset by the anticipated increase in redemptions from BTFM and RAAM managed funds during the six months following the acquisitions due to cautionary ratings applied by research house and asset consultants. The introduction of changes to the investment process and a turnaround in investment performance has assisted in reducing outflows over the second half of the year.

        Reported operating expenses (excluding goodwill) were $375 million in 2003, an increase of $98 million or 35% compared with 2002 which was an increase of $109 million or 65% compared with 2001. The increases include costs associated with the integration of the acquired businesses during 2002 of $86 million, as well as operating expenses of $224 million during 2003 (2002 $25 million). Other drivers include the increase in redemption volumes during the first half of 2003 and sales growth during the second half of the year. This was more than offset by the expense savings and efficiency gains associated with combining the business operations of BTFM, RAAM and our legacy wealth management business (expense synergies), and continued success of cost containment within the life risk business.

        Goodwill amortisation increased $59 million due to the acquisition of BTFM and RAAM. Goodwill has only been attributable to RAAM since a corporate restructure on 30 September 2002.

        Reported income tax expense for 2003 was $47 million, an increase of $80 million over 2002, which was a decrease of $70 million compared with 2001. The 2002 result includes tax credits of $59 million associated with the previously mentioned accounting policy change ($33 million) and integration costs ($26 million). BTFG's effective tax rates (excluding permanent differences) are generally lower than average due to the transitional tax concessions associated with operating parts of the business through a life company. These tax concessions are due to expire in July 2005.

Reconciliation of reported and adjusted result—BT Financial Group

	Reported 2002 $m	Significant items $m	Adjusted 2002 $m
Net interest income	29	—	29
Non-interest income(1)	164	142	306

Operating income	193	142	335
Total operating expenses (excluding goodwill and bad and doubtful debts)(2)	(267)	86	(181)
Amortisation of goodwill	(4)	—	(4)

Total operating expenses excluding bad and doubtful debts	(271)	86	(185)
Operating profit before bad and doubtful debts and income tax expense	(78)	228	150
Bad and doubtful debts	—	—	—

Profit on ordinary activities before tax	(78)	228	150
Income tax expense(1,2)	33	(59)	(26)

Net profit attributable to equity holders	(45)	169	124

	Reported 2001 $m	Significant items $m	Adjusted 2001 $m
Net interest income	25	—	25
Non-interest income(1)	377	(63)	314

Operating income	402	(63)	339
Total operating expenses (excluding goodwill and bad and doubtful debts)	(168)	—	(168)
Amortisation of goodwill	(4)	—	(4)

Total operating expenses excluding bad and doubtful debts	(172)	—	(172)
Operating profit before bad and doubtful debts and income tax expense	230	(63)	167
Bad and doubtful debts	(2)	—	(2)

Profit on ordinary activities before tax	228	(63)	165
Income tax expense(1)	(37)	14	(23)

Net profit attributable to equity holders	191	(49)	142

(1)
During 2002 we standardised the accounting treatment for our existing and newly acquired wealth management businesses on an accrual accounting basis. Refer to "Changes in accounting policy" for further details. An adjustment was made as follows: charge of $261 million to reverse the embedded value uplift (EV); credit of $119 million relating to deferred acquisition costs (DAC) (net impact on non-interest income was a charge of $142 million); and a tax credit of $33 million as a result of this policy change. The comparative result in 2001 was adjusted by a credit of $133 million to reverse EV; a charge of $70 million for DAC (net impact was a credit of $63 million); and a tax charge of $14 million.

(2)
We recorded a pre-tax charge of $86 million (tax credit of $26 million) relating to the cost associated with the integration of our existing wealth management businesses into operations acquired during 2002.

Westpac Institutional Bank

	Reported Result			Adjusted Result(1)
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m	2001 $m
Net interest income	377	342	373	377	342	373
Non-interest income	545	287	518	545	479	518

Operating income	922	629	891	922	821	891
Operating expenses (excluding goodwill and bad and doubtful debts)	(471)	(408)	(421)	(471)	(408)	(421)
Amortisation of goodwill	(2)	—	—	(2)	—	—

Total operating expenses excluding bad and doubtful debts	(473)	(408)	(421)	(473)	(408)	(421)
Operating profit before bad and doubtful debts and income tax expense	449	221	470	449	413	470
Bad and doubtful debts	(107)	(96)	(114)	(107)	(139)	(114)

Profit on ordinary activities before tax	342	125	356	342	274	356
Income tax expense	42	1	7	42	1	7
Outside equity interests	(2)	—	—	(2)	—	—

Net profit attributable to equity holders	382	126	363	382	275	363

	$bn	$bn	$bn	$bn	$bn	$bn
Deposits and other public borrowings	10.9	12.0	10.7	10.9	12.0	10.7
Net loans and acceptances	22.2	21.5	22.9	22.2	21.5	22.9
Total assets	52.2	49.1	51.6	52.2	49.1	51.6

Total operating expense to operating income ratio	51.3%	64.9%	47.3%	51.3%	49.7%	47.2%

(1)
For a reconciliation of the differences between reported and adjusted results, refer to page 51.

        Reported net interest income for 2003 was $377 million, an increase of $35 million or 10% compared to 2002, which decreased by $31 million or 8% over 2001. The increase in 2003 was driven by an 8% increase in financing assets, increased volumes of higher margins deals and the higher net interest margin component of improved financial markets income. The decrease in 2002 was driven by lower customer demand for on balance sheet lending.

        Reported non-interest income for 2003 was $545 million, an increase of $258 million or 90% compared to 2002, which decreased by $231 million or 44% over 2001. Our 2002 reported result includes the fair value adjustment related to a change in accounting policy on our investment in high yield securities, which amounted to an unrealised loss of $192 million recorded in non-interest income. Adjusting for this item, adjusted non-interest income increased by 14% or $66 million in 2003, after decreasing by 8% or $39 million in 2002. The growth during 2003 was primarily driven by stronger financial markets trading income and the inclusion of $14 million of revenues from Hastings in which a 51% controlling interest was acquired on 16 October 2002. The 2001 non-interest income result also included $43 million from the profit on sale on, and operations of, our foreign bank note business. In 2002 financial markets positioning designed to capitalise on domestic economic trends was overshadowed by global events which led to reduced success in trading.

        Reported operating expenses (excluding goodwill) have increased 15% or $63 million in 2003 as a result of investments in business systems, the inclusion of Hastings and an increase in variable costs commensurate with improved performance. The comparative decrease of 3% or $13 million in 2002 was mainly attributable to tight expense management and lower variable costs related to performance.

        The reported operating expense (before goodwill) to operating income ratio was 51.3% in 2003, compared to 64.9% in 2002 and 47.3% in 2001.

        The reported charge for bad and doubtful debts increased by $11 million or 11% in 2003, which decreased by $18 million or 16% in 2002. This included, in 2002, the associated credit relating to the previously mentioned fair value adjustment on our investment in high yield securities. Adjusting for this, the charge for bad and doubtful debts fell by 23% or $32 million in 2003, which in turn had increased by 22% or $25 million in 2002. The increase in 2002 was attributable to increased specific provisions for a small number of large exposures. The decrease in 2003 was attributable to lower provisioning expenses and recoveries on impaired assets previously provided for.

        Reported income tax expense for 2003 was a credit of $42 million, compared with credits of $1 million in 2002 and $7 million in 2001. This result is due to tax losses in our offshore branches and certain structured finance transactions that derive income that is subject to a reduced effective tax rate.

        Reported net profit attributable to equity holders for 2003 was $382 million, an increase of $256 million compared with 2002, which was a decrease of $237 million over 2001. Adjusting for the unrealised loss on investment securities in 2002, net profit attributable to equity holders increased $107 million during 2003 compared with a decrease of $88 million in 2002.

Reconciliation of reported and adjusted result—Westpac Institutional Bank

	Reported 2002 $m	Significant items $m	Adjusted 2002 $m
Net interest income	342	—	342
Non-interest income(1)	287	192	479

Operating income	629	192	821
Total operating expenses (excluding goodwill and bad and doubtful debts)(2)	(408)	—	(408)
Amortisation of goodwill	—	—	—

Total operating expenses excluding bad and doubtful debts	(408)	—	(408)
Operating profit before bad and doubtful debts and income tax expense	221	192	413
Bad and doubtful debts(1)	(96)	(43)	(139)

Profit on ordinary activities before tax	125	149	274
Income tax expense	1	—	1
Outside equity interests	—	—	—

Net profit attributable to equity holders	126	149	275

(1)
We implemented a change in investment strategy on a portfolio of high yield investments. These securities had previously been intended to be held to maturity. The portfolio has now been made available-for-sale and a charge of $149 million (nil tax impact) was recognised in 2002. This was reflected by a charge to non-interest income of $192 million, partially offset by a credit to bad and doubtful debts of $43 million. Refer to "Changes in accounting policy" for further details.

New Zealand Banking

	Reported Result			Adjusted Result(1)
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m	2001 $m
Net interest income	697	651	647	697	651	647
Non-interest income	317	380	302	317	291	302

Operating income	1,014	1,031	949	1,014	942	949
Operating expenses (excluding goodwill and bad and doubtful debts)	(505)	(456)	(465)	(505)	(456)	(465)
Amortisation of goodwill	(37)	(37)	(35)	(37)	(37)	(35)

Total operating expenses excluding bad and doubtful debts	(542)	(493)	(500)	(542)	(493)	(500)
Operating profit before bad and doubtful debts and income tax expense	472	538	449	472	449	449
Bad and doubtful debts	(45)	(51)	(31)	(45)	(51)	(31)

Profit on ordinary activities before tax	427	487	418	427	398	418
Income tax expense	(144)	(140)	(145)	(144)	(143)	(145)
Outside equity interests	(2)	(1)	—	(2)	(1)	—

Net profit attributable to equity holders	281	346	273	281	254	273

	$bn	$bn	$bn	$bn	$bn	$bn
Deposits and other public borrowings	15.1	14.2	12.4	15.1	14.2	12.4
Net loans and acceptances	21.4	18.9	17.5	21.4	18.9	17.5
Total assets	22.4	19.9	18.5	22.4	19.9	18.5

Total operating expense to operating income ratio	53.5%	47.8%	52.7%	53.5%	52.3%	52.7%

(1)
For a reconciliation of the differences between reported and adjusted results, refer to page 53.

        Reported net interest income for 2003 was $697 million, an increase of $46 million or 7% compared with 2002, which increased $4 million or 1% over 2001. This includes net interest income of our sold AGC business of $34 million in 2002 and $39 million in 2001. Excluding AGC, net interest income for 2003 increased $80 million or 13% compared with 2002, which increased $9 million or 1% over 2001. The increase in 2003 was due to lending growth in housing, and complemented by growth in agriculture markets, business lending, and net revenue on deposits. Housing loan outstandings were NZ$16 billion in July 2003 (2002 NZ$15 billion). This strong lending growth in housing, on the back of a strong market, confirms New Zealand Banking as the second largest lender of home finance in New Zealand(1). The increase in 2002 was primarily due to a combination of increased volumes, partly offset by margin compression.

        Reported non-interest income for 2003 was $317 million, a decrease of $63 million or 17% compared with 2002, which increased $78 million or 26% compared with 2001. Our 2002 reported non-interest income includes the profit on sale of certain loan assets of AGC in New Zealand of $89 million and non-interest income relating to the operations of AGC of $4 million for both 2002 and 2001. Excluding these items, non-interest income for 2003 increased $30 million or 10% on 2002 due to greater focus on fee collection and increased transactional volumes. The decrease of $11 million or 4% in 2002 compared with 2001 was primarily due to exchange rate movements. Our New Zealand dollar income actually decreased by $2 million or 1% in 2002, which reflects transaction volume growth and associated rise in fee income, offset by increased competitive pressure.

(1)
Based on KPMG's latest Financial Institutions Survey in Australia and New Zealand.

        Total operating expenses for 2003 were $542 million, an increase of $49 million or 10% compared with 2002, which decreased $7 million or 1% over 2001. This included expenses associated with the operations of AGC of $14 million for 2002 and $24 million for 2001. Excluding AGC, total operating expenses increased by $63 million or 13% in 2003 compared to 2002. This was partly due to the commencement of cash contributions to staff superannuation schemes. In addition, the shifting of corporate functions and customer-facing staff to Auckland, rebranding costs and implementation of business review recommendations impacted expenses. The slight increase of $3 million (less than 1%) in 2002 was due to the offset of inflationary pressures against the benefits of cost saving initiatives associated with the outsourcing of part of our information technology operations in 2001.

        The charge for bad and doubtful debts of $45 million in 2003, was a decrease of $6 million over 2002, which had increased by $20 million compared with 2001. This includes the bad debts charge relating to AGC of $5 million in 2002 and $6 million in 2001. Despite increased lending growth, increased recoveries have led to the adjusted charge for bad and doubtful debts excluding AGC decreasing $1 million or 2% in 2003. The $21 million or 84% increase in 2002 was due primarily to a shift to dynamic provisioning methodology consistent with our Australian operations. Another contributing factor was the continued growth in business banking total committed exposures.

        Reported income tax expense for 2003 was $144 million, an increase of $4 million or 3% over 2002, which was a decrease of $5 million or 3% compared with 2001. The 2002 result includes a tax credit of $3 million associated with the previously mentioned sale of AGC. Excluding this item, adjusted income tax expense for 2003 increased $1 million over 2002, which was a decrease of $2 million over 2001. Also included is income tax expense relating to the operating result of AGC prior to the sale, which was $6 million for 2002 and $4 million for 2001.

        Reported net profit attributable to equity holders for 2003 was $281 million, a decrease of $65 million compared with 2002, which was an increase of $73 million over 2001. Adjusting for the impact of the profit on sale and operations of AGC, net profit attributable to equity holders for 2003 was an increase of $40 million over 2002 which, in turn, was a decrease of $23 million over 2001.

Reconciliation of reported and adjusted result—New Zealand

	Reported 2002 $m	Significant items $m	Adjusted 2002 $m
Net interest income	651	—	651
Non-interest income	380	(89)	291

Operating income(1)	1,031	(89)	942
Total operating expenses (excluding goodwill and bad and
doubtful debts)	(456)	—	(456)
Amortisation of goodwill	(37)	—	(37)

Total operating expenses excluding bad and doubtful debts	(493)	—	(493)
Operating profit before bad and doubtful debts and income tax expense	538	(89)	449
Bad and doubtful debts	(51)	—	(51)

Profit on ordinary activities before tax	487	(89)	398
Income tax expense(1)	(140)	(3)	(143)
Outside equity interests	(1)	—	(1)

Net profit attributable to equity holders	346	(92)	254

(1)
A pre-tax profit of $89 million (tax credit of $3 million) was realised on the sale of certain assets of AGC to GE Capital on 31 May 2002.

Liquidity and funding

Liquidity

        Liquidity risk is the potential inability to meet our payment obligations. Liquidity management is the responsibility of our Group Treasury Unit. Group Treasury is responsible for monitoring our funding base and ensuring that it is prudently maintained and adequately diversified.

        Group Treasury manages funding with oversight from the Asset and Liability Committee (ALCO), which sets and monitors a range of policies relating to liquidity and liability generation. APRA last confirmed that these policies meet their regulatory requirements in April 2003.

        Quarterly compliance reports are submitted to our Board Market and Credit Risk Committee.

        Key aspects of the liquidity management strategy are as follows:

Annual liquidity risk framework review

        Each year Group Treasury reviews its liquidity management approach. This review encompasses areas such as:

  •
  modelling approach;

  •
  scenarios covered;

  •
  limit determination; and

  •
  levels of liquid asset holdings.

        This review is formally presented to and endorsed by ALCO.

        Our liquidity risk management framework models our ability to fund under both normal conditions and during a crisis situation. This approach is designed to ensure that our funding framework is sufficiently flexible to ensure liquidity under a wide range of market conditions. These models are run globally and for specific geographical regions—Australia, New Zealand and offshore.

Annual funding plan

        Each year Group Treasury undertakes a funding review. This review outlines the current funding strategy as well as proposing a funding strategy for the coming year and covers areas such as:

  •
  trends in global debt markets;

  •
  funding alternatives;

  •
  peer analysis;

  •
  estimation of wholesale funding task;

  •
  estimated market capacity; and

  •
  funding risk analysis.

        This review is formally presented to and approved by ALCO.

Contingency planning

        Group Treasury maintains a Crisis Management Action Plan (CMAP) detailing the broad actions that should be taken in the event of a funding crisis. This document:

  •
  defines a committee of senior executives to manage a crisis;

  •
  allocates responsibility to individuals for key tasks;

  •
  includes a media relations strategy;

  •
  provides a contingent funding plan; and

  •
  contains detailed contact lists outlining key regulatory, government, ratings agencies, equity and debt investor contact points.

Liquidity risk capital

        Our Liquidity Risk Capital Model (LRCM) measures the risk of loss due to increased costs of ensuring that the demands for cash are met. The model constructs estimates of liquidity risk capital consistent with measurements of credit, market and operational risk capital.

Expense allocation

        Group Treasury allocates expenses associated with funding and liquidity management to business units. This approach is intended to promote appropriate behaviours in the organisation and is designed to ensure that pricing signals are consistent with the portfolio management approach.

Sources of liquidity

        The principal sources of our liquidity are as follows:

  •
  customer deposits;

  •
  wholesale debt issuance;

  •
  proceeds from sale of marketable securities;

  •
  principal repayments on loans;

  •
  interest income; and

  •
  fee income.

        In management's opinion, liquidity is sufficient to meet our present requirements.

Customer deposits

        As at 30 September 2003, deposits and public borrowings amounted to $129.1 billion (2002 $110.8 billion) and represented 62% (2002 61%) of our total liabilities. These borrowings continue to provide a substantial majority of our funding and represent a well-diversified and stable source of funds.

        As at 30 September 2003, interbank borrowings accounted for $3.8 billion (2002 $4.7 billion) and represented 2% (2002 3%) of total liabilities. Interbank borrowings are taken from a wide range of counterparties. For further information refer to note 19 to the financial statements.

Wholesale debt issuance

        The wholesale funding base is diversified with respect to term, investor base, currency and funding instrument. Facilitating this issuance is an extensive funding infrastructure, covering short and long term debt issuance programmes in a range of key jurisdictions (US market, Euro market, Australian and New Zealand domestic markets) and niche markets (Japanese retail). This infrastructure and diversification is intended to provide us with the ability to access multiple wholesale funding markets without negatively affecting our cost of funding. Our wholesale debt issuance capability is enhanced through regular investor presentations (domestically and internationally), internet pages, and a dedicated page on Bloomberg screen service.

        As at 30 September 2003 Westpac's credit ratings were:

	Short term	Long term
Standard & Poor's Corporation	A-1+	AA-
Moody's Investors Services	P-1	Aa3
Fitch Ratings	F-1+	AA-

        A security rating is not a recommendation to buy, sell or hold our securities. Such ratings are subject to revision or withdrawal at any time by the assigning rating agency. Investors are cautioned to evaluate each rating independently of any other rating.

        The following table details the current debt programs along with program size and current outstandings as at 30 September 2003:

Program/Issuing Shelf	Outstanding	Program/Issuing Shelf Type
Australia
No limit	AUD 1,379 million	Debt issuance program
No limit	AUD 1,000 million	Subordinated debt issuance program
No limit	AUD 1,350 million	Debt issuance program(1)
Euro Market
AUD 2 billion	AUD 19 million(2)	Asian debt program
USD 2.5 billion	USD 358 million	Euro transferable certificates of deposits(3)
USD 1 billion	USD 24 million	Euro certificate of deposit program
USD 3 billion(4)	USD 2,386 million	Euro commercial paper program(5)
USD 17.5 billion	USD 13,738 million	Euro medium term note program(5)
Japan
JPY 100 billion	Nil	Samurai shelf
JPY 200 billion	JPY 160 billion	Uridashi shelf(6)
United States
USD 5 billion	USD 2,773 million	Commercial paper program
USD 5 billion	USD 2,402 million	Commercial paper program(7)
USD 5 billion	USD 1,764 million	Medium term deposit program
USD 1 billion(8)	USD 673 million(9)	SEC registered shelf
New Zealand
NZD 750 million	NZD 200 million	Domestic medium term note program(10)
NZD 500 million	NZD 50 million	Domestic subordinated medium term note program(10)
NZD 500 million	Nil	Subordinated debt program(11)
NZD 750 million	Nil	Domestic medium term note program(12)

(1)
New debt program issuance dated 18 July 2002 for the issue of transferable certificates of deposit (TCDs) and medium term notes (MTNs). Other outstanding issues remain constituted by the deeds poll of the debt issuance program and subordinated debt issuance program under which the TCDs/MTNs were issued.

(2)
Exchange rate A$1.00 = US$0.6805.

(3)
Euro TCD program dated 7 February 2002.

(4)
The limit for this program increased to USD5 billion in October 2003.

(5)
WestpacTrust Securities NZ Limited is also an issuer under this program.

(6)
Record of the secondary distributions under the shelf registration statement as amended in 2000 and 2002.

(7)
WestpacTrust Securities NZ Limited is the sole issuer under this program.

(8)
Approximately US$230 million of the shelf limit remains available.

(9)
Issuance includes Tier 1 TOPrS and Tier 2 instruments.

(10)
Issued by Westpac Banking Corporation New Zealand branch.

(11)
Westpac Capital -NZ- Limited is the sole issuer under this program.

(12)
WestpacTrust Securities NZ Limited is the sole issuer under this program.

        An analysis of our borrowings and outstandings from existing debt programs and issuing shelves including the maturity profile, currency and interest rate structure can be found in note 24 to the financial statements.

Interbank Deposit Agreement (IDA)

        We are a participant to an interbank deposit agreement with three other Australian banks. This agreement provides for notice to be served upon the other participants by a bank experiencing liquidity problems. The other depositors are obligated to deposit an equal amount of up to $2 billion each for a period of 30 days. At the conclusion of the 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of certain home loan mortgages to the value of the deposit. This agreement is intended to provide increased certainty of access to wholesale markets in times of crisis.

Marketable Securities

        We hold a portfolio of liquid assets as a buffer against unforeseen funding requirements. These assets are held either in government or semi-government securities or investment grade paper. The large majority of these assets are held domestically in Australia and New Zealand. Determination of holding levels takes account of the liquidity requirements of our balance sheet as well as our wholesale funding capacity. The level of these holdings is reviewed annually.

        Material unused sources of liquidity include the liquid asset portfolio, IDA and unused limit under the debt programs. The IDA and liquid asset portfolio are held in reserve to provide liquidity in the event of a liquidity crisis.

Contractual obligations and commitments

        In connection with our operating activities we enter into certain contractual obligations and commitments. The following table shows our significant contractual cash obligations as at 30 September 2003:

	Less than 1 year $m	Between 1 and 3 years $m	Between 3 and 5 years $m	Over 5 years $m	Total $m
Long-term debt(1)	5,250	8,402	3,673	5,007	22,332
Operating leases(2)	248	303	235	787	1,573
Other commitments(2)	55	20	0	—	75

Total contractual cash obligations	5,553	8,725	3,908	5,794	23,980

(1)
Refer note 24 to the financial statements for details of long-term debt issues.

(2)
Refer note 32 to the financial statements for details of expenditure commitments.

        The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities.

        The following table shows our significant commercial commitments(1) as at 30 September 2003:

	Less than 1 year $m	Between 1 and 3 years $m	Between 3 and 5 years $m	Over 5 years $m	Total $m
Standby letters of credit and financial guarantees	543	876	78	2,045	3,542
Trade letters of credit	96	44	0	127	267
Non-financial guarantees	161	1,514	35	648	2,358
Undrawn loan commitments	—	4,786	1,266	3,972	10,024
Other commitments	3,524	1,219	592	131	5,466

Total commercial commitments	4,324	8,439	1,971	6,923	21,657

(1)
Based on credit equivalent amounts calculated in accordance with APRA risk-weighted capital adequacy guidelines (refer note 34 to the financial statements).

Off-balance sheet arrangements

Special purpose entities

        We are associated with a number of special purpose entities (also known as special purposes vehicles or SPVs) in the ordinary course of business, primarily to provide funding and financial services products to our customers.

        SPVs are typically set up for a single, limited purpose, have a limited life and generally are not operating entities nor do they have employees. The most common form of SPV structure involves the acquisition of financial assets by the SPV that are funded by the issuance of securities to external investors. Repayment of the securities is determined by the performance of the assets acquired by the SPV.

        Under Australian GAAP, an SPV is consolidated in the financial statements if it is controlled by the parent entity in line with AASB 1024 Consolidated Accounts and UIG Abstract 28 Consolidation—Special Purpose Entities. The definition of control is based on the substance rather than form and accordingly, determination of the existence of control necessarily involves management judgement.

        In the ordinary course of business, we have established or sponsored the establishment of SPVs in various areas, detailed below. Capital is held, as appropriate, against all SPV-related transactions and exposures.

Asset securitisation

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

        To 30 September 2003, a total of $13 billion of assets have been securitised through a combination of private placements and public issues to Australian, New Zealand, European and United States investors. After allowing for the amortisation of the initial loans securitised, outstanding securitised loans were $3 billion as at 30 September 2003. We receive various fees from the SPV, including servicing fees, management fees and trustee fees, for the provision of administrative services. Total fees received for 2003 were $12.3 million (2002 $12.7 million). All fees are calculated on an arms-length basis.

        For further information on our securitisation programs refer to note 1 and note 12 to the financial statements.

Off-balance sheet conduits

        We arrange financing for certain customer transactions through a commercial paper conduit that provides customers with access to the commercial paper market. At 30 September 2003, we administered one significant off-balance sheet conduit, that was created prior to 1 February 2003, with commercial paper outstanding of $3.7 billion. We provide a letter of credit facility as credit support to the commercial paper issued by the conduit. This facility is a variable interest in the conduit that we administer and represent a maximum exposure to loss of $370 million as at 30 September 2003.

        For further information refer to note 45 to the financial statements.

Wealth management activities

        We conduct investment management and other fiduciary activities through our wealth management division and specialised funds. These activities result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions. These assets are not our property and are not included in our consolidated financial statements.

        As at 30 September 2003, we had approximately $45.2 billion of funds under management (2002 $33.0 billion). As manager of the funds we derive fees based on a percentage of the funds under management. Total funds management income in 2003 amounted to $354 million (2002 $223 million).

        For further information on our wealth management activities refer to note 1 to the financial statements.

Structured finance transactions

        We enter into numerous SPVs to provide financing to customers. Any financing arrangements are entered into under normal lending criteria and are subject to our normal credit approval processes. The assets arising from these financing activities are generally included in loans, investment securities or investments in controlled entities. Exposures in the form of guarantees or undrawn credit lines are included within contingent liabilities and credit-related commitments.

Other off-balance sheet arrangements

        Our principal defined benefit superannuation (pension) plan, the Westpac Staff Superannuation Plan (the plan), is in surplus and there are no significant deficits in any of our other plans. As at 30 September 2003, the plan had total assets (net market value) of $1,907 million available to meet future benefit payments of $1,638 million. Refer to note 33 to the financial statements for further information.

Capital resources

Capital management

        We pursue an active capital management strategy focused on increasing shareholder value by integrating capital allocation, performance measurement and incentive compensation. This framework is embedded in our business activities and investment decisions.

        Our capital management seeks to find the right balance between the interests of shareholders, regulators and rating agencies. For Westpac, a target capital structure consistent with a "double A" senior debt rating has been chosen as striking the right balance between these interests.

        Specific target ratios are based on the outputs of our internal economic capital allocation models, adjusted to take account of rating agency and regulatory requirements. In the longer term we anticipate a greater alignment of the outputs of our internal economic capital models with regulatory requirements to take place under the Basel II framework due to be implemented in full by 2007 (see more detailed discussion below).

        There were significant changes in our business mix during calendar 2002 with the divestment of AGC and the acquisition of two wealth management businesses (RAAM and BTFM) and Hastings. Following these changes, we took the opportunity to review our target capital ratios which resulted in the following:

Capital Measure	Previous Target Ratio	New Target Ratio
Ordinary equity as a percentage of Risk Weighted Assets (RWA)	5.6 - 5.8% tangible ordinary equity (TOE)	4.5 - 5.0% adjusted common equity (ACE)
Tier 1 ratio	6.0 - 6.5%	6.0 - 6.75%

        The adoption of an ACE target is partly due to the increased focus on this measure of capital adequacy by external stakeholders but also due to the fact that it reflects a conservative assessment of a bank's capital strength by virtue of deducting the entire investment in non-banking subsidiaries from tangible common equity. The Tier 1 target range has been widened slightly while the target minimum total regulatory capital ratio remains unchanged at 9.0%

        As at 30 September 2003, the Tier 1 ratio was 7.2% and ACE/RWA was 5.0%. The relatively high Tier 1 ratio is the result of an issue of hybrid equity in August 2003. The level of capital held is believed by management to be adequate.

        For further details on capital adequacy refer to note 44 to the financial statements.

Basel capital accord

        The regulatory limits applied to our capital ratios are consistent with the Bank of International Settlements capital accord, which was first released in 1988. Over the past three years, banks and regulators around the world have been working on an update of the capital accord, known as Basel II. The new accord is scheduled for implementation on 1 January 2007, although some details are still being worked on. Another round of discussion between banks and regulators took place during 2003 and the final version of the accord is expected during the 2004 calendar year.

        When finalised, Basel II is expected to represent a significant update in the measurement of regulatory capital. Banks are expected to be able to choose from three techniques for measuring credit risk according to the relative sophistication of their risk management practices. Basel II is also expected to introduce a capital requirement for operational (business) risks with three measurement techniques to choose from. We are targeting compliance with the most sophisticated methods for both credit and operational risk.

Dividends

        Our Board of Directors has proposed a final dividend on ordinary shares in 2003 of 40 cents per share, payable on 19 December 2003, which will take the full year dividend on ordinary shares to 78 cents per share (fully franked) an increase of eight cents per share from 70 cents per share (fully franked) in 2002.

Risk management

        The scope of our businesses requires us to take and manage a variety of risks. We regard the management of risk to be a fundamental management activity, performed at all levels of the group. Supporting this approach is a framework of core risk principles, policies and sophisticated processes for measuring and monitoring risk.

Core risk principles

        Our core risk principles are the key guidelines for all risk management in our company. They reflect the standards and ideals expressed in our vision, values and code of conduct and are embedded in all levels of risk management policy including rules, procedures and training. They are designed to shape our risk management behaviour.

        Our principles for managing risk are:

  •
  aligning our actions with our values, strategies and objectives;

  •
  following ethical selling practices and deliver products and services that meet the needs of our customers;

  •
  accepting that with responsibility comes accountability;

  •
  establishing clear decision making criteria;

  •
  ensuring that increased risk is rewarded with increased return; and

  •
  identifying and managing risk in our areas of responsibility.

Risk management organisation

        Effectively managing the risks inherent in our business is a key strategy as well as supporting our reputation, performance and future success. Our risk management framework is approved by our Board and implemented through the Chief Executive Officer (CEO) and the executive management team.

        The Board Audit and Compliance Committee (BACC) and the Board Credit and Market Risk Committee (BCMRC) are the subcommittees that are responsible for monitoring risk management performance and controls. For further information regarding the role and responsibilities of these committees, refer to the "Corporate governance" section.

        The CEO and executive management team are responsible for implementing the Board approved risk management framework and developing policies, controls, processes and procedures for identifying and managing risk arising from our activities.

        Our risk function plays a key role in our risk management framework. It is independent from the business units and reports to the CFO and is accountable for the effectiveness of our risk processes. Our risk function is also responsible for the coordination of our response to key regulatory developments and issues affecting risk management.

        Independent risk management units operate within each business unit, reporting to both the group executive for that unit and the General Manager, Group Risk. The business unit head of risk has oversight of the identification and quantification of the particular risks arising from that business and for implementation of appropriate policies, procedures and controls to manage those risks. They also ensure alignment with the group risk function.

        An independent review of management performance is undertaken by our portfolio risk review unit and internal audit. Our portfolio risk review unit is responsible for reviewing credit quality and business risks, assessing credit management process quality, credit policy compliance and adequacy of provisions. Internal audit is responsible for performing an independent evaluation of the adequacy and effectiveness of management's control of operational risk.

Categories of risk

        The key risks we are subject to are specific banking risks and risks arising from the general business environment.

Specific banking risks

        Our risk management framework encompasses credit, market, equity underwriting, liquidity, operational and compliance risk.

Credit risk

        Credit risk arises primarily from lending activities and is the risk of financial loss that results from customers failing to meet their obligations.

        Our Board of Directors approves major prudential policies and limits that govern large customer exposures, country risk, industry concentration and dealings with related entities. The Board of Directors delegates approval authorities to the CEO and the General Manager, Group Risk, who in turn appoint independent credit officers in each business area. These credit specialists work with line managers to ensure that approved policies are applied appropriately so as to optimise the balance between risk and reward. Our portfolio risk review unit provides independent assessment of the quality of our credit portfolio.

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

        We monitor our portfolio to guard against risk concentrations. Our exposure to consumers comprises 63% of our on-balance sheet loans and 51% of total credit commitments. Almost 83% of our exposure to consumers is represented by residential real estate mortgages. This category also includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are highly diversified. We have a substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

        Exposures to businesses, governments and other financial institutions are classified into 61 industry clusters. These clusters are based on the correlation between industries, grouping those that are affected by the same economic factors. Thus, industries that might suffer simultaneously from increased risk are monitored together. Through this process, the industry diversification of our portfolios is measured and monitored. Exposures are actively managed from a portfolio perspective. Customer risk grades are based on a combination of the Moody's and Standard and Poor's credit rating systems as well as our own internal data. Based on these risk grades, our exposure to business, government and other financial institution investment grade customers is 64% as at 30 September 2003 (2002 70%).

        For a tabular disclosure of credit quality of exposures to businesses, governments and financial institutions, refer to the section on "Asset quality".

Dynamic provisioning for credit loss

        We employ a statistical process called dynamic provisioning to assess the general provisions required to cover expected credit losses arising in our credit portfolios. The statistical measures are based on our experience as well as publicly available default data. The process provides for dynamic adjustments to a loss provision pool for changes in the size, mix and quality of the loan book.

        For further information on our provisioning for bad and doubtful debts refer to "Critical accounting policies".

Foreign exchange and derivative credit risk management

        Foreign exchange and derivative activities expose us to pre-settlement and settlement risk. We use a real time global limits system to record exposure against limits for these risk types. Pre-settlement risk (PSR) is the risk that the counterparty to a contract defaults prior to settlement when the value of the contract is positive. We consider both the current replacement cost and the potential future credit risk in our assessment of pre-settlement risk. We use "close out" netting to reduce gross credit exposures for counterparties where legally enforceable netting agreements are in place. In a close out netting situation the positive and negative mark-to-market value of all eligible foreign exchange and swap contracts with the same counterparty, are netted in the event of default and regardless of maturity.

Counterparty credit quality

        The table below shows the credit quality of our current credit exposure associated with foreign exchange and derivative activities. The risk grades shown below are based on Standard and Poor's credit rating system. Based on these ratings, our exposure to investment grade counterparties is 97% as at 30 September 2003 (2002 97%).

Total assessed credit risk as at 30 September	2003%	2002%
AAA, AA	48	58
A	31	26
BBB	18	13
BB and below	3	3

Total	100	100

Counterparty credit risk by industry sector and country of ultimate risk

        The table below shows our current credit risk exposure (not including potential future credit risk) by industry sector and by country of ultimate risk.

Current credit risk exposure (net) as at 30 September 2003(1)	Government $bn	Banks $bn	Non-bank financial institutions $bn	Others $bn	Total $bn
Australia	0.1	0.6	0.2	0.3	1.2
New Zealand	—	—	—	0.2	0.2
Europe	—	1.9	0.3	0.1	2.3
United States of America	—	0.6	0.4	0.2	1.2
Japan	—	0.1	0.1	—	0.2
Other	—	0.4	—	0.1	0.5

Total	0.1	3.6	1.0	0.9	5.6

(1)
Netting has been applied to counterparties with appropriate netting agreements in legally enforceable jurisdictions.

Credit risk maturity profile and settlement risk

        The table below shows the maturity profile of our foreign exchange and derivative credit risk exposure in gross replacement cost terms (not including potential future credit risk). The gross replacement cost overstates our current credit risk exposure as it ignores the netting benefit of $7.3 billion.

Gross replacement cost as at 30 September 2003	Less than 3 months $bn	Between 3 and 6 months $bn	Between 6 months and 1 year $bn	Between 1 and 2 years $bn	Between 2 and 5 years $bn	Over 5 years $bn	Total $bn
Interest rate
Swaps	0.1	0.1	0.1	0.5	1.0	1.2	3.0
Foreign exchange
Forwards	4.8	1.1	0.6	0.1	0.2	—	6.8
Swaps	0.1	0.1	—	0.2	0.5	0.4	1.3
Purchased options	0.7	0.4	0.3	0.1	0.1	—	1.6
Commodities	—	—	—	0.1	—	—	0.1
Equities and credit	—	—	—	—	0.1	—	0.1

Total derivatives	5.7	1.7	1.0	1.0	1.9	1.6	12.9

        Settlement risk occurs when we pay out funds before we receive payment from the counterparty to the transaction. We manage our settlement risk exposures through specific customer limits. At the end of March 2003 we began to use Continuous Linked Settlement (CLS) to reduce our foreign exchange settlement risk to other CLS participants. CLS enables members to settle foreign exchange transactions between themselves through the simultaneous payment of the currency legs of transactions.

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

        Our cross-border outstandings to countries that individually represented in excess of 0.75% of Group total assets as at 30 September in each of the past three years, were as follows:

	Governments and official institutions	Banks and other financial institutions	Other (primarily commercial and industrial)	Total	Percentage of total assets
	(in $millions, unless otherwise indicated)
2003
United States	1	2,125	1,095	3,221	1.5%
2002
United States	4	2,059	1,377	3,440	1.8%
United Kingdom	—	2,348	827	3,175	1.7%
Netherlands	—	1,957	331	2,288	1.2%
2001
United States	1	1,744	2,386	4,131	2.2%
United Kingdom	—	2,151	755	2,906	1.5%
Netherlands	—	1,721	231	1,952	1.0%
Germany	—	1,266	300	1,566	0.8%

        Impaired assets among the cross-border outstandings were $212 million as at 30 September 2003 (2002 $81 million, 2001 $109 million).

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

Trading activities

        Trading activities include our financial markets activities and are controlled by a framework of value at risk (VaR) limits approved by our Board of Directors. Our Board of Directors approves risk policies, methodologies and limits. Market risk limits are allocated to business management based on business strategies and experience, in addition to market liquidity and concentration risks. A separate Trading Risk Management unit is responsible for the daily measurement and monitoring of market risk exposures. Market risk is managed using value at risk and structural limits in conjunction with scenario and stress tests.

        We use value at risk as the primary mechanism for measuring and controlling market risk. Value at risk is an estimate of the worst case loss in value of trading positions, to a 99% confidence level, assuming positions were held unchanged for one day. We use the historical simulation method to calculate value at risk taking into account all material market variables. The following table provides a summary of value at risk by risk type for the half years ended 30 September 2003, 31 March 2003 and 30 September 2002.

Daily value at risk

	30 September 2003			31 March 2003			30 September 2002
Six months ended	High $m	Low $m	Average $m	High $m	Low $m	Average $m	High $m	Low $m	Average $m
Interest rate risk	6.9	0.9	2.9	5.6	0.9	2.3	7.9	1.3	3.3
Foreign exchange risk	9.1	0.3	2.1	4.1	0.3	1.2	3.2	0.1	1.0
Volatility risk	1.0	0.4	0.7	1.1	0.3	0.6	1.4	0.3	0.5
Other market risks(1)	2.2	0.6	1.5	2.6	0.9	1.6	3.4	1.7	2.5
Diversification effect	n/a	n/a	(2.5)	n/a	n/a	(2.0)	n/a	n/a	(2.2)
Aggregate market risk	13.6	2.7	4.8	6.5	2.0	3.7	10.0	3.1	5.1

(1)
Commodity, equity, prepayment and credit spread risk

        Actual outcomes are monitored and the model is back-tested daily. The following chart shows the aggregated daily value at risk arising in the trading books for the twelve months to 30 September 2003.

        Daily value at risk position reports are also produced by risk type, product and geographic region. These are supplemented by structural reporting (volume limits, basis point value limits, etc) and advice of loss limits.

        The trading risk management unit performs daily stress and regular scenario tests on the trading portfolios to quantify the impact of extreme or unexpected movements in market factors.

        The distribution of daily trading income for the year ended 30 September 2003 is shown in the following chart.

Energy and other commodity trading

        Commodity and energy trading activity is part of our financial markets business. All trades are marked-to-market daily, using independently sourced or reviewed rates. These businesses are managed within market risk structural and VaR limits. Credit risk is controlled by PSR limits by counterparty.

        Energy trading has a $2.5 million VaR limit against a combined total financial markets and treasury global limit of $15 million.

        Energy trade revaluations are performed daily, using rates that are compared to both AFMA published prices and brokers quotes. These rates are reviewed on a monthly basis by our revaluation rates committee and on a random basis intra-month.

        Trading activities are limited to the major Australian nodes in electricity swaps, options, swaptions, futures and Settlement Residue Auctions (SRAs). The SRAs are valued using an internally developed model that has been reviewed and approved by our independent trading risk management area.

        The total fair value of our commodity and energy trading contracts outstanding as at 30 September 2003 was $14.6 million, an increase of $12.9 million during the year. More than 85% of the outstanding contracts have a maturity profile of between one and five years.

Non-trading risk

Management of structural interest rate risk

        Our asset and liability management unit manages the sensitivity of net interest income to changes in wholesale market interest rates. This sensitivity arises from our lending and deposit taking activity in the normal course of business in Australia and New Zealand and through the investment of capital and other non-interest bearing liabilities. The unit's risk management objective is to help ensure the reasonable stability of net interest income over time. These activities are performed under the direction of our Group Asset and Liability Committee and the oversight of our trading risk management unit.

        Net interest income sensitivity is managed in terms of the net interest income at risk modelled over a three year time horizon using a 99% confidence interval for movements in wholesale market interest rates. The position managed covers all on and off-balance sheet accrual accounted assets and liabilities in Australia and New Zealand. It excludes the interest rate risk within our trading operation which is managed under a value at risk framework.

        A simulation model is used to calculate our potential net interest income at risk. The net interest income simulation framework combines underlying statement of financial position data with:

  •
  assumptions about run off and new business;

  •
  expected repricing behaviour; and

  •
  changes in wholesale market interest rates.

        Simulations of a range of interest rate scenarios are used to provide a series of potential future net interest income outcomes. The interest rate scenarios modelled include those projected using historical market interest rate volatility as well as 100 basis point shifts up and down from the current market yield curves in Australia and New Zealand. More stressed interest rate scenarios are also considered and modelled. A comparison between the net interest income outcomes from these modelled scenarios indicates our sensitivity to interest rate changes. Both on and off-balance sheet instruments are then used to achieve stability in net interest income.

        The net interest income simulation and limit frameworks are reviewed and approved annually by the Board Credit and Market Risk Committee. This ensures that key model inputs and risk parameters remain relevant and that net interest income at risk to interest rate movements and limits governing these activities remain consistent with our desired risk and reward criterion.

        As at 30 September 2003, our exposure to interest rate changes over the next financial year, for a 1% up and down parallel rate shock to the market yield curves in Australia and New Zealand is less than 2.5% of projected pre-tax net interest income for the following financial year.

Structural foreign exchange risk

        Structural foreign exchange rate risk results from the generation of foreign currency denominated earnings and from the foreign currency capital that we have deployed in offshore branches and subsidiaries.

        As a result of the requirement to translate earnings and net assets of the foreign operations into our Australian dollar consolidated financial statements, movements in exchange rates could lead to changes in the Australian dollar equivalent of offshore earnings and capital which could introduce variability to our reported financial results. In order to minimise this exposure, we manage the foreign exchange rate risk associated with offshore earnings and capital as follows:

  •
  foreign currency denominated earnings that are generated during the current financial year and form part of capital that is defined to be available for repatriation at our option at any time is hedged. This hedging removes the impact of changes in exchange rates on the cash flows that result from the repatriation of our profits or capital;

  •
  capital that is defined to be permanently employed in an offshore jurisdiction (for example to meet regulatory or prudential requirements) and which has no fixed term and is not anticipated to be repatriated in the foreseeable future, remains unhedged; and

  •
  capital or profits that are denominated in minor currencies are not hedged.

Equity underwriting risk

        As a financial intermediary we underwrite listed and unlisted equities.

        Equity underwriting activities include the development of solutions for corporate and institutional customers who have a demand for equity capital and investor customers who have an appetite for equity based investment products.

        To manage the risks associated with equity underwriting, including sufficient investor demand, we have established policies that require business units to seek expressions of interest before transactions are undertaken.

        Issues relating to conflict of interest are managed via separation of duties and the establishment of "Chinese Walls". All underwriting decisions are made under the authorities approved by our Board and administered by the General Manager, Group Risk.

Operational risk

        Operational risk arises from inadequate or failed internal processes, people and systems or from external events. Operational risk has the potential to negatively impact our financial performance, our reputation in the community or cause other damage to our business as a result of the way we pursue business objectives.

        Each business area is responsible for the identification, measurement, monitoring and mitigation of operational risk. The existence of a defined operational risk framework, supports the management of operational risk. On a quarterly basis, management of each of our business areas formally report on the effectiveness of their management of operational risk. This process is supported by active input from key corporate centre functions such as legal, finance, human resources, risk management, compliance and internal audit. The results of this process are reported quarterly to our CEO and Board of Directors and annually by way of certification to the Australian Prudential Regulation Authority.

        Some of the key management and control techniques include segregation of duties, clear delegation of authority, sound project management, change control disciplines and business continuity planning. Where appropriate this is supported by risk transfer mechanisms such as insurance. Our control environment is enhanced by a focus on staff competency and supervision.

        Our internal audit function independently appraises the adequacy and effectiveness of the internal control environment and reports their results separately to our CEO and our Board Audit and Compliance Committee.

Liquidity risk

        Liquidity risk is the potential inability to meet our payment obligations. Management of liquidity is the responsibility of the Group Treasurer, who reports to the CFO. Group Treasury is responsible for monitoring our funding base and ensuring that this base is prudently maintained and adequately diversified. For further information refer to "Liquidity and funding"

Compliance risk

        Our business is subject to substantial regulation and regulatory oversight. Any significant regulatory developments, including changes to accounting standards (refer sections on "Accounting standards" and "Critical accounting policies"), could have an adverse effect on how we conduct our business and on our results of operations. Our business and earnings are also affected by the fiscal or other policies that are adopted by various regulatory authorities of the Australian and New Zealand government, foreign governments and international agencies. The nature and impact of future changes in such policies are not predictable and are beyond our control.

        Our regulatory responsibilities have increased significantly over the last year. In order to manage existing and new requirements in a more effective way we have accelerated the development of our ability to provide early detection monitoring of these responsibilities to the business. Compliance risk management enables us to identify emerging issues and where necessary put in place preventative measures.

        While compliance is primarily a line management responsibility with each business area required to demonstrate an effective process, there are also several group wide initiatives designed to ensure consistency. For example, the Group Compliance Committee approves policy approaches to be adopted for the Group and receives progress implementation reports in respect of major new regulatory changes.

        We continue to apply a progressive implementation approach, which is designed to better align our practices with the Australian Standard on Compliance Management.

Disclosure controls and procedures

        Based on their evaluation as of the end of the period covered by this report, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures, as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 (the Exchange Act), were effective. During the period covered by this report, we have not made any change to our internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Corporate governance

1.     Westpac's approach to corporate governance

a) Framework and approach to corporate governance and responsibility

        The Board is committed to maintaining the highest standards of corporate governance.

        At its base, the Board believes that corporate governance is about having a set of values and behaviours that underpin the company's everyday activities—values and behaviours that ensure transparency, fair dealing and protection of the interests of stakeholders. Consistent with this belief, the Board's approach is to consider corporate governance within the broader framework of corporate responsibility and regulatory oversight.

        The business case for good governance is compelling. A company's level of governance and responsibility has emerged as a significant indicator of its overall health as a business. With corporate integrity remaining under question globally, a genuine commitment to good governance is fundamental to the sustainability of our business and its performance.

        In pursuing its commitment to best practice governance standards, the Board will continue to:

  •
  review and improve its governance practices;

  •
  monitor global developments in best practice corporate governance; and

  •
  contribute to local and overseas debates on what represents best corporate governance practice.

        Over the past year this has involved monitoring and reviewing a number of significant developments in contemporary thinking about corporate governance principles and processes, both in Australia and overseas.

        In the international arena, these have included the United States (US) Sarbanes-Oxley Act of 2002 and consequential US Securities and Exchange Commission (SEC) rules; the New York Stock Exchange Corporate Governance Rule Proposals; the Higgs Report (UK) on the role and effectiveness of Non-executive directors; and the New Zealand Exchange Limited proposed listing rule changes and Corporate Governance Best Practice Code.

        In Australia, we have examined the "Principles of Good Corporate Governance and Best Practice Recommendations" published in March 2003 by the Australian Stock Exchange Limited's Corporate Governance Council, the Commonwealth Government's CLERP 9 proposals and the Australian Standard AS8000 Good Governance Principles.

        We have analysed these developments and adapted practices where appropriate to ensure Westpac remains at the forefront in protecting stakeholder interests.

        The Board's approach has been to be guided by the principles and practices that are in our stakeholders' best interests while ensuring full compliance with legal requirements. Where international and Australian guidelines are not consistent, the best practice guidelines of the Australian Stock Exchange Limited (ASX), Westpac's home exchange, have been adopted as the minimum baseline for our governance practices.

b) Compliance with the ASX best practice recommendations

        The ASX Listing Rules require listed companies to include in their annual report a statement disclosing the extent to which they have followed the 28 ASX best practice recommendations in the reporting period. Listed companies must identify the recommendations that have not been followed and provide reasons for the company's decision.

        As detailed in this governance statement, Westpac considers its governance practices comply with 27 of the ASX best practice recommendations. A checklist summarising this is on pages 93 to 95 of this governance statement. There is one recommendation where Westpac's past practices does not materially comply.

        ASX best practice recommendation 9.4 recommends companies seek shareholder approval of equity-based reward schemes for executives. Westpac's current equity based reward schemes were introduced in 2002, prior to the release of the ASX guidelines, and were extensively disclosed to shareholders in the 2002 Corporate Governance Statement and are again set out in this statement on pages 86 to 88. As shareholders have not raised any material issues it is not proposed to re-present the schemes to shareholders for approval.

        In addition, as required by the ASX best practice recommendations, Westpac has or is in the process of posting copies of its corporate governance practices to its website.

        In this statement, the relevant governance items are linked to each of the 28 ASX best practice recommendations and a table on pages 93 to 95 of this governance statement links this statement to the ASX recommendations.

        Westpac's Corporate Governance Statement is available in the corporate governance section at westpac.com.au/investorcentre.

2.     Date of this statement

        This statement reflects our corporate governance policies and procedures as at 30 October 2003.

3.     The Board of Directors

a) Membership and expertise of the Board

        The Board has a broad range of relevant financial and other skills, experience and expertise to meet its objectives. The current Board composition, with details of individual Director's backgrounds, is set out below.

Name: Leon Davis, ASAIT, DSc(h.c.), FRACI, FAustIMM
Age: 64
Term of office: Director since November 1999. Chairman since December 2000.
Independent: yes
External directorships: Deputy Chairman of Rio Tinto; Director of each of Huysmans Pty Limited, Codan Limited and Trouin Pty Limited; Board Member of The Walter and Eliza Hall Institute of Medical Research; Trustee of each of the Westpac Foundation and the Rio Tinto Aboriginal Foundation.
Skills, experience and expertise: Leon has had many years of experience in resource management, both in Australia and overseas. He has lived and worked in senior positions in Australia, Papua New Guinea, Singapore and the United Kingdom. He was formerly Chief Executive of CRA Ltd and then Rio Tinto in the United Kingdom.
Westpac Board Committee membership: Chairman of the Board Nominations Committee; and member of each of the Board Audit and Compliance Committee, Board Credit and Market Risk Committee, Board Remuneration Committee and Board Social Responsibility Committee.

Name: David Morgan, BEc, MSc, PhD
Age: 56
Term of office: appointed Managing Director and Chief Executive Officer in March 1999. Executive Director since November 1997.
Independent: no
External directorships: nil
Skills, experience and expertise: David has extensive experience in the financial sector, having worked in the International Monetary Fund in Washington in the 1970s and the Federal Treasury in the 1980s where he headed all major areas before being appointed Senior Deputy Secretary. Since joining Westpac in 1990, he has had responsibility for all major operating divisions including Westpac Financial Services, Retail Banking, Commercial Banking, Corporate and Institutional Banking and International Banking.
Westpac Board Committee membership: member of the Board Social Responsibility Committee.

Name: Barry Capp, BE (Civil), BCom, BA
Age: 70
Term of office: Director since May 1993.
Independent: yes
External directorships: Chairman of National Foods Limited and Chairman of Trustees of William Buckland Foundation; Director of each of Australian Infrastructure Fund Limited, Hellaby Holdings Limited and Melbourne University Private Limited.
Skills, experience and expertise: Barry was employed for many years in financial and commercial roles and has had experience in company reconstructions.
Westpac Board Committee membership: Chairman of the Board Remuneration Committee; and member of each of the Board Credit and Market Risk Committee and Board Nominations Committee.

Name: David Crawford, BCom, LLB, FCA, FCPA
Age: 59
Term of office: Director since May 2002.
Independent: yes
External directorships: Chairman of each of Lend Lease Corporation Limited and the Australian Ballet; Director of each of BHP Billiton Limited, Foster's Group Limited and National Foods Limited; member of the Council of the University of Melbourne; and Treasurer of the Melbourne Cricket Club.
Skills, experience and expertise: David was National Chairman of KPMG from 1998 until 2001, a member of KPMG's International Board and, prior to that, Chairman of KPMG's Southern Regional Practice (1996-1998). He was Chief Executive Officer of the Rural Finance Corporation in Victoria managing the integration and merger of the activities of the Victorian Economic Development Corporation with the Rural Finance Corporation.
Westpac Board Committee membership: Chairman of the Board Audit and Compliance Committee; and Member of the Board Nominations Committee.

Name: The Hon. Sir Llewellyn Edwards, AC, MB, BS, FRACMA, LLD (h.c.), FAIM
Age: 68
Term of office: Director since November 1988.
Independent: yes
External directorships: Chairman of each of AMACA Pty Limited, AMABA Pty Limited, The Medical Research and Compensation Foundation, UQ Holdings Pty Limited and Pacific Film & Television Commission; Director of Uniseed Pty Limited; and Trustee of the Westpac Foundation.
Skills, experience and expertise: Sir Llewellyn Edwards has had extensive experience in Queensland State politics (including five years as Treasurer), business and in community service (Chairman World Expo 88 Authority and Chancellor of University of Queensland), as well as acting as a consultant to business and government.
Westpac Board Committee membership: Chairman of the Board Social Responsibility Committee; and member of each of the Board Nominations Committee and the Board Remuneration Committee.

Name: Ted Evans, AC, BEcon
Age: 62
Term of office: Director since November 2001.
Independent: yes
External directorships: nil
Skills, experience and expertise: Ted has extensive experience in the financial sector, having joined the Australian Treasury in 1969, heading the Fiscal and Monetary Branch in 1980 and the General Financial and Economic Policy Division in 1982. From 1984 to 1989 he held the position of Deputy Secretary and was Secretary to the Treasury from 1993 to 2001. From 1976 to 1979 he was a member of the Australian Permanent Delegation to the OECD in Paris and, from 1989 to 1993, executive director on the Board of the International Monetary Fund, representing Australia and a number of other countries, mainly in the Asia Pacific region. He was a Director of the Reserve Bank of Australia from 1993 to 2001 and the Commonwealth Bank of Australia from 1993 to 1996.
Westpac Board Committee membership: Chairman of the Board Credit and Market Risk Committee; and member of the Board Nominations Committee.

Name: John Fairfax, AM
Age: 61
Term of office: Director from December 1996 to 1 September 2003 (resigned effective 1 September 2003).
Independent: yes
External directorships: Chairman of each of Rural Press Limited and the Westpac Foundation; Director of each of Crane Group Limited, Cambooya Pty Limited and Marinya Holdings Pty Limited.
Skills, experience and expertise: John has considerable understanding of the financial services needs of the commercial and rural sectors and of the impact of production and information technology on industry strategy. He has extensive experience in the media industry and takes an active interest in community organisations and is a Counsellor of the Royal Agricultural Society of NSW.
Westpac Board Committee membership: John was a member of the Board Credit and Market Risk Committee and the Board Social Responsibility Committee.

Name: Carolyn Hewson, BEc, (Hons.), MA (Econ.)
Age: 48
Term of office: Director since February 2003.
Independent: yes
External directorships: Director of each of the Australian Gaslight Company, CSR Limited and the Economic Development Board of South Australia; Board and advisory roles with the Royal Humane Society, YWCA of Sydney (President), the Australian Charities Fund and The Neurosurgical Research Foundation—Royal Adelaide Hospital.
Skills, experience and expertise: Carolyn has had 15 years experience in the finance sector and was an Executive Director of Schroders Australia Limited between 1989 and 1995.
Westpac Board Committee membership: member of each of the Board Audit and Compliance Committee and the Board Credit and Market Risk Committee.

Name: Helen Lynch, AM
Age: 60
Term of office: Director since November 1997.
Independent: yes
External directorships: Chairman of each of Sydney Symphony Orchestra Holdings Pty Limited and the Westpac Staff Superannuation Plan Pty Limited; Director of each of Southcorp Limited, and Institute of Molecular Bioscience.
Skills, experience and expertise: Helen has had 36 years experience in Westpac including membership of Westpac's executive team before retiring in 1994.
Westpac Board Committee membership: member of the Board Audit and Compliance Committee.

Name: Peter Wilson, CA
Age: 62
Term of office: appointed Director effective from 31 October 2003.
Independent: yes
External directorships: Chairman of each of Port Napier Limited, Evergreen Forests Limited and Global Equities Market Securities Limited. Director of each of The Colonial Motor Company Limited, Westpac (NZ) Investments Limited, Urbus Properties Limited and Hill Country Corporation Limited.
Skills, experience and expertise: Peter is a Chartered Accountant and formerly a partner with Ernst & Young, with extensive experience in banking, business establishment, problem resolution, asset sale and management of change functions. Peter was a Director and (from 1991) Chairman of Trust Bank New Zealand Limited which was acquired by Westpac in 1996.
Westpac Board Committee membership: Nil

ASX Best Practice Recommendation 2.5.

b) Board role and responsibility

        The Board is accountable to shareholders for Westpac's performance.

        The Board has formalised its roles and responsibilities into a Charter. The Board Charter clearly defines the matters that are reserved for the Board and those that the Board has delegated to management.

        In summary, the Board's responsibilities include:

  •
  providing strategic direction and approving corporate strategic initiatives;

  •
  selecting and evaluating future Directors, the Chief Executive Officer (CEO) and the Chief Financial Officer (CFO);

  •
  planning for Board and executive succession;

  •
  setting CEO and Director remuneration within shareholder approved limits;

  •
  approving Westpac's budget and monitoring management and financial performance;

  •
  considering and approving Westpac's Annual Financial Report (including the Directors' Declaration and the Annual Report on Form 20-F (for the purposes of filing with the SEC) and the interim and final financial statements);

  •
  approving Westpac's risk management strategy, monitoring its effectiveness and maintaining a direct and ongoing dialogue with Westpac's auditors and regulators; and

  •
  considering and reviewing the social and ethical impact of Westpac's activities, setting standards for social and ethical practices and monitoring compliance with Westpac's social responsibility policies and practices.

        The Board has delegated to management responsibility for:

  •
  developing and implementing corporate strategies and making recommendations on significant corporate strategic initiatives;

  •
  maintaining an effective risk management framework and keeping the Board and market fully informed about material risks;

  •
  developing Westpac's annual budget, recommending it to the Board for approval and managing day-to-day operations within the budget;

  •
  managing day-to-day operations in accordance with standards for social and ethical practices which have been set by the Board; and

  •
  making recommendations for the appointment of senior management, determining terms of appointment, evaluating performance, and developing and maintaining succession plans for senior management roles.

        Westpac's Board Charter will be available in the corporate governance section at westpac.com.au/investorcentre.

ASX Best Practice Recommendation 1.1, 2.5.

c) Board size and composition

        The Board determines its size and composition, subject to the limits imposed by Westpac's Constitution. The Constitution requires a minimum of seven and a maximum of 15 Non-executive Directors. In addition, up to three members of the Board may be Executive Directors.

        As at 30 October 2003, there are seven Non-executive Directors and one Executive Director on the Board.

        Westpac's Constitution is available at westpac.com.au

d) The selection and role of the Chairman

        The Chairman is selected by the Board from the Non-executive Directors.

        The Chairman's role includes:

  •
  ensuring that, when all Board members take office, they are fully briefed on the terms of their appointment, their duties and responsibilities;

  •
  providing effective leadership on formulating the Board's strategy;

  •
  representing the views of the Board to the public;

  •
  ensuring that the Board meets at regular intervals throughout the year, and that minutes of meetings accurately record decisions taken and, where appropriate, the views of individual Directors;

  •
  guiding the agenda and conduct of all Board meetings; and

  •
  reviewing the performance of Board Directors.

        The current Chairman, Leon Davis, is a Non-executive Independent Director appointed by the Board. He has been a Director of Westpac since November 1999 and Chairman since December 2000. The Chairman is a member of each of the Board Committees.

ASX Best Practice Recommendation 2.2, 2.3.

e) Directors' independence

        The Board assesses each of the Directors against specific criteria to decide whether they are in a position to exercise independent judgement.

        Directors are considered to be independent if they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement. Materiality is assessed on a case-by-case basis by reference to each Director's individual circumstances rather than general materiality thresholds.

        In assessing independence, the Board considers whether the Director has a business or other relationship with Westpac, either directly or as a partner, shareholder or officer of a company or other entity that has an interest, or a business or other relationship, with Westpac or another Westpac group member.

        It is the Board's view that each of its Non-executive Directors is independent.

        Board criteria for assessing independence will be available in the corporate governance section at westpac.com.au/investorcentre.

ASX Best Practice Recommendation 2.1, 2.5.

f) Avoidance of conflicts of interest by a director

        In accordance with the Corporations Act 2001 (Cth), any Director with a material personal interest in a matter being considered by the Board must not be present when the matter is being considered and may not vote on the matter.

g) Meetings of the Board and their conduct

        The Board meets formally at least ten times a year. In addition, it meets whenever necessary to deal with specific matters needing attention between the scheduled meetings. This year the full Board has met 13 times.

        The Chairman and the CEO establish meeting agendas to ensure adequate coverage of financial, strategic and major risk areas throughout the year. In addition to its formal meetings, the Board undertakes regular and relevant workshops. Over the past year these included workshops on executive and senior management succession planning, corporate governance, Westpac's risk/reward approach, BTFG business, customer experience and segmentation projects and other major strategic initiatives.

        Directors are always encouraged to participate with a robust exchange of views and to bring their independent judgments to bear on the issues and decisions at hand.

        Executive management regularly attend Board meetings and are also available to be contacted by Directors between meetings. The Board also meets without executive management (other than the CEO and any Executive Directors) at the commencement of each meeting. The Board meets without the CEO and any Executive Directors once a year or as required.

h) Succession planning

        The Board plans succession of its own members in conjunction with the Board Nominations Committee, taking into account the skills, experience and expertise required and currently represented, and Westpac's future direction. The Board is also responsible for CEO and CFO succession planning.

i) Review of Board performance

        The Board regularly reviews its overall performance, as well as the performance of Committees, individual Directors and executive management.

        The performance of Non-executive Directors (including the Chairman) is subject to annual peer and executive management review. The process is facilitated externally and includes written surveys of Directors, the Group Secretary and General Counsel and a selection of Group Executives. The survey results are independently collated and the Chairman formally discusses the results with individual Directors and Committee chairs.

ASX Best Practice Recommendation 8.1.

j) Nomination and appointment of new Directors

        Recommendations for nominations of new Directors are made by the Board Nominations Committee and considered by the Board as a whole.

        External consultants are used to access a wide base of potential Directors. Those nominated are assessed by the Board against a range of criteria including background, experience, professional skills, personal qualities, whether their skills and experience will augment the existing Board and their availability to commit themselves to the Board's activities.

        If the Board appoints a new Director during the year, that person will stand for election by shareholders at the next Annual General Meeting. Shareholders are provided with relevant information on the candidates for election.

        When appointed to the Board, all new Directors undergo an induction program appropriate to their experience to familiarise them with matters relating to our business, our strategy and current issues before the Board.

ASX Best Practice Recommendation 2.5.

k) Retirement and re-election of Directors

        Westpac's Constitution states that one-third of our Directors must retire each year. This means that the maximum time that each Director can serve in any single term is three years. The Constitution also states that any Director who has been appointed during the year must retire at the next annual general meeting. Eligible Directors who retire each year may offer themselves for re-election by shareholders at the next annual general meeting. The Board Nominations Committee evaluates the contribution of retiring Directors prior to the Board endorsing their candidature.

l) Compulsory retirement of Directors

        The Board has limited the number of terms of office which any Director may serve. Directors (other than the Chairman) may not hold office as a Director for more than three consecutive terms. The Chairman may not hold office as a Director for more than four consecutive terms. Special arrangements are in place for Directors who were on the Board at the time this policy was adopted.

        In addition, our Constitution requires that all Directors must retire at the age of 70.

m) Board access to independent information and advice

        All Directors have unrestricted access to company records and information and receive regular detailed financial and operational reports from executive management to enable them to carry out their duties.

        Westpac's Group Secretary and General Counsel provides Directors with ongoing guidance on issues such as corporate governance, Westpac's Constitution and the law. The Chairman and other independent Non-executive Directors also regularly consult with the CFO, General Manager Group Assurance, the Chief Compliance Officer, the General Manager Group Risk, and the Group General Manager Stakeholder Communications and may consult with, and request additional information from, any Westpac employee.

        The Board collectively, and each Director individually, has the right to seek independent professional advice at Westpac's expense to help them carry out their responsibilities. While the Chairman's prior approval is needed, it may not be unreasonably withheld and, in its absence, Board approval may be sought.

ASX Best Practice Recommendation 2.5.

4.     Board Committees

a) Board committees and membership

        There are currently five Board Committees whose powers and procedures are governed by Westpac's Constitution and the relevant Committee's terms of reference, as approved by the Board.

        The five Board Committees and their membership are set out in the table below:

	Leon Davis(1)	David Morgan	Barry Capp(2)	David Crawford(3)	The Hon. Sir Llewellyn Edwards	Ted Evans(4)	John Fairfax(5)	Carolyn Hewson	Helen Lynch(6)
Board Audit and Compliance Committee	X			Chair X				X	X
Board Credit and Market Risk Committee	X		X			Chair X	X	X
Board Nominations Committee	Chair X		X	X	X	X
Board Remuneration Committee	X		Chair X		X
Board Social Responsibility Committee	X	X			Chair X		X

(1)
Appointed Chair of the Board Nominations Committee on 25 July 2003.

(2)
Retired from the Board Audit and Compliance Committee on 1 November 2002 and appointed to the Board Credit and Market Risk Committee.

(3)
Appointed Chair of the Board Audit and Compliance Committee on 6 February 2003.

(4)
Appointed member of the Board Nominations Committee on 3 October 2002.

(5)
Resigned from the Board and its Committees effective 1 September 2003.

(6)
Resigned as Chair of the Board Audit and Compliance Committee on 6 February 2003 and as the Chair of the Board Nominations Committee on 25 July 2003.

        Other Committees may be established from time to time to consider matters of special importance.

b) Committee Charters

        The roles and responsibilities of each Committee are set out in the Committee Charters.

        Copies of the Committee Charters will be available in the corporate governance section at westpac.com.au/investorcentre.

c) Committee procedures

Operation of the Committees and reporting to the Board

        The Board Committees meet quarterly and at any other times as necessary. Each Committee is entitled to the resources and information it requires, including direct access to employees and advisers. The CEO, senior executives and other employees are invited to attend Committee meetings. All Directors receive all Committee papers and can attend all Committee meetings.

Composition and independence of the Committees

        Committee members are chosen for the skills, experience and other qualities they bring to the Committees. Four of our five committees are currently composed of only independent Non-executive Directors. The CEO is a member of the Board Social Responsibility Committee.

How the Committees report to the Board

        As soon as possible following each Committee meeting, the Board is given a verbal report by each Committee Chair and all Committee minutes are tabled at Board meetings.

How Committees' performance is evaluated

        The performance of Committees is discussed and reviewed initially within each Committee and then reviewed as part of the Board's performance review.

        The performance of each member of the Committees is evaluated as part of the performance review of each Director.

ASX Best Practice Recommendation 4.5, 7.3, 8.1, 9.5.

d) Board Audit and Compliance Committee

Role of the Committee

        At Westpac, responsibility for risk management is divided between this Committee and the Board Credit and Market Risk Committee.

        The Board Audit and Compliance Committee oversees all matters concerning:

  •
  integrity of the financial statements;

  •
  making recommendations to the Board for the appointment of external auditors;

  •
  external auditor's qualifications, performance and independence;

  •
  performance of internal audit function;

  •
  management of operational risk; and

  •
  compliance with legal and regulatory requirements.

Integrity of the financial statements

        The Committee considers whether the accounting methods applied by management are consistent and comply with accounting standards and concepts. The Committee reviews and assesses any significant estimates and judgments in financial reports and monitors the methods used to account for unusual transactions. In addition it assesses the processes used to monitor and ensure compliance with laws, regulations and other requirements relating to external Group reporting of financial and non-financial information.

External audit

        The Committee is responsible for making recommendations to the Board concerning the appointment of our external auditors and the terms of their engagement. The Committee reviews the performance of the external auditors and annually reviews Group policy on maintaining independence of the external auditor. The independent external auditor reports directly to this Committee and the Board.

        This Committee meets with the external auditor in the absence of management and Committee members are able to contact the external auditor directly at any time.

Internal audit function

        The Committee approves the appointment of the General Manager Group Assurance (Head of Internal Audit) and also reviews the Internal Audit responsibilities, budget and staffing. The Committee also reviews significant reports prepared by Internal Audit and management responses and the Committee Chairman meets separately with the General Manager Group Assurance.

Operational Risk

        The Committee reviews the appropriateness of the framework adopted by the Group for managing operational risk and reviews operational risk issues and action plans to address control improvement areas.

Compliance with legal and regulatory requirements

        The Committee ensures conformity with applicable legal and regulatory requirements and the Group's Code of Conduct. The Committee also establishes procedures for the receipt, retention and treatment of complaints, including accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Committee also discusses with management and the external auditor correspondence with regulators or government agencies and published reports which raise material issues. The Committee discusses with the Group's Group Secretary and General Counsel, legal matters that may have a material impact on the financial statements or the Group's compliance with regulatory policies.

Composition of the Committee

        The current Committee membership is: David Crawford (Chairman), Leon Davis, Carolyn Hewson and Helen Lynch, each of whom is a Non-executive, independent Director. The Committee includes members who have appropriate financial expertise and an understanding of the industry in which Westpac operates. All members of the Committee satisfy the independence requirements under the US Sarbanes-Oxley Act 2002, and the Chairman is an Audit Committee financial expert as specified under the US Sarbanes-Oxley Act.

ASX Best Practice Recommendation 4.2, 4.3, 4.4, 4.5.

e) Board Credit and Market Risk Committee

Role of the Committee

        The Board Credit and Market Risk Committee oversees matters relating to managing credit, market, equity investments and liquidity risks inherent in Westpac's operations. The Committee:

  •
  reviews and approves our risk management framework, particularly prudential policies, risk exposure limits and controls;

  •
  delegates authority to the CEO and the General Manager Group Risk to approve risk exposures;

  •
  monitors management's credit, market risk, liquidity funding and equity investment performance; and

  •
  monitors whether provisions for credit loss, both specific and general are adequate through management reporting and independent reports from Portfolio Risk Review.

        The Board Audit and Compliance Committee is responsible for approving the framework and providing oversight of the management of Operational Risk.

Composition of the Committee

        The current Committee membership is: Ted Evans (Chairman), Leon Davis, Barry Capp and Carolyn Hewson.

ASX Best Practice Recommendation 7.1, 7.3.

f) Board Nominations Committee

Role of the Committee

        The Board Nominations Committee develops and reviews policies on:

  •
  Director tenure;

  •
  Board composition, strategic function and size;

  •
  eligibility criteria for nominating Directors; and

  •
  the effectiveness of the full Board and Board committees.

        In addition, the Committee periodically reviews our criteria for appointing Directors and considers and recommends to the Board Directors who are retiring by rotation and candidates to be nominated as Directors. The Committee also reviews periodically the process for orientation and education of new Directors.

Composition of the Committee

        The current committee membership is: Leon Davis (Chairman), Barry Capp, David Crawford, The Hon. Sir Llewellyn Edwards and Ted Evans.

ASX Best Practice Recommendation 2.4, 2.5.

g) Board Remuneration Committee

Role of the Committee

        The Board Remuneration Committee reviews pay and reward policies and practices. The Committee also:

  •
  makes recommendations to the Board on the CEO's remuneration;

  •
  approves the reward levels for our senior management group;

  •
  approves merit recognition arrangements and long and short-term incentive arrangements; and

  •
  makes recommendations to the Board on Directors' fees.

        The Committee engages independent remuneration consultants to ensure that our pay and reward practices are consistent with the market practice.

Composition of the Committee

        The current Committee membership is: Barry Capp (Chairman), Leon Davis and The Hon. Sir Llewellyn Edwards.

ASX Best Practice Recommendation 9.2, 9.5.

h) Board Social Responsibility Committee

Role of the Committee

        Our Board Social Responsibility Committee was established in 2001. Its purpose is to review the social and ethical impacts of our policies and practices and to oversee initiatives to enhance Westpac's reputation as a socially responsible corporate citizen.

        The Committee monitors compliance with Westpac's published social responsibility policies and practices, ensuring Westpac meets its obligations to its stakeholders.

        Details of Westpac's corporate responsibility objectives are addressed in section 8.

Composition of the Committee

        The current Committee membership is: The Hon. Sir Llewellyn Edwards (Chairman), Leon Davis, and David Morgan.

5.     Audit governance and independence

a) Approach to audit governance

        Best practice in financial and audit governance is changing rapidly. The Board is committed to three basic principles:

  •
  Westpac must produce true and fair financial reports;

  •
  its accounting methods are comprehensive and relevant and comply with applicable accounting rules and policies; and

  •
  the external auditors are independent and serve shareholder interests by ensuring that shareholders know Westpac's true financial position.

        Local and overseas developments are monitored and practices reviewed accordingly.

b) Engagement and rotation of external auditor

        Westpac's independent external auditor is PricewaterhouseCoopers (PwC). PwC were appointed by shareholders at the 2002 Annual General Meeting in accordance with the provisions of the Corporations Act.

        The Board has adopted a policy that the lead signing and review audit partners' responsibilities can be performed by the same person for no longer than five years. The present lead PwC partner for Westpac's audit is David Armstrong who assumed this responsibility from Rahoul Chowdry this year. The Board also requires a minimum five-year "cooling off" period before an audit partner is allowed back onto the audit team.

c) Certification and discussions with external auditor on independence

        The Board Audit and Compliance Committee requires the external auditor to confirm that they have maintained their independence. Westpac's external auditor gives quarterly assurance to the Board Audit and Compliance Committee and to the Board, that they have complied with the independence standards, promulgated by local and overseas regulators and professional bodies. Periodically, the Board Audit and Compliance Committee meets separately with the external auditor.

d) Relationship with external auditor

        Westpac's current policies on employment and other relationships with our external auditor are:

  •
  the audit partners and any audit firm employee on the Westpac audit are prohibited from being an officer of Westpac;

  •
  an immediate family member of an audit partner or any audit firm employee on the Westpac audit is prohibited from being a Director or an officer in a significant position at Westpac;

  •
  a former audit firm partner or employee on the Westpac audit is prohibited from becoming a Director or officer in a significant position at Westpac for at least five years and after the five years, can have no continuing financial relationship with the audit firm;

  •
  members of the audit team and firm are prohibited from having a business relationship with Westpac or any officer of Westpac unless the relationship is clearly insignificant to both parties;

  •
  the audit firm, its partners, its employees on the Westpac audit and their immediate family members are prohibited from having loans or guarantees with Westpac;

  •
  the audit firm, its partners, its employees on the Westpac audit and their immediate family members are prohibited from having a direct or material indirect investment in Westpac;

  •
  officers of Westpac are prohibited from receiving any remuneration from the audit firm;

  •
  the audit firm is prohibited from having a financial interest in any entity with a controlling interest in Westpac; and

  •
  the audit firm engagement team in any given year cannot include a person who had been an officer of Westpac during that year.

e) Restrictions on non-audit services by the external auditor

        The external auditor is not able to carry out the following types of non-audit services for Westpac:

  •
  preparation of accounting records and financial statements;

  •
  information technology systems design and implementation;

  •
  valuation services and other corporate finance activities;

  •
  internal audit services;

  •
  temporary senior staff assignments, management functions;

  •
  broker or dealer, investment adviser or investment banking;

  •
  legal services;

  •
  litigation services;

  •
  actuarial services; and

  •
  recruitment services for senior management.

        For all other non-audit services, use of the external audit firm must be assessed in accordance with Westpac's policy requiring an independence assessment be done by the business manager requiring the service. The approval of the General Manager Group Assurance and the Chairman of the Board Audit and Compliance Committee must also be obtained.

f) Attendance at Annual General Meeting

        Westpac's external auditor attends the annual general meeting and is available to answer shareholder questions.

ASX Best Practice Recommendation 6.2.

6.     Controlling and managing risks

a) Approach to risk management

        Taking and managing risk are central to business and to building shareholder value. Westpac's approach is to identify, assess and control the risks which affect its business. This enables the risks to be balanced against appropriate rewards for the taking and managing of the risks. The risk management approach links Westpac's vision and values, objectives and strategies, and procedures and training.

        Westpac recognises three main types of risk:

  •
  credit risk, being the risk of financial loss from the failure of customers to honour fully the terms of their contract;

  •
  market risk, being the risk to earnings from changes in market factors such as interest and foreign exchange rates, or our liquidity and funding profiles; and

  •
  operational risk, which arises from inadequate or failed internal processes, people and systems or from external events.

        There are various other categories of risks for which we allocate capital. Included are:

  •
  liquidity—the risk of failure to adequately fund cash demand in the short-term;

  •
  operating leverage—the risk associated with the vulnerability of a line of business to changes in the strategic environment;

  •
  insurance—the risk of not being able to meet insurance claims (related to insurance subsidiary);

  •
  interest rate—the risk associated with being forced to liquidate or unwind the balance sheet hedge portfolio; and

  •
  goodwill—the risk that the future profitability of acquired businesses will not support the purchase price paid.

        These risk categories are interlinked and therefore we attempt to take an integrated approach to managing them.

ASX Best Practice Recommendation 7.1.

b) Risk management roles and responsibilities

        The Board is responsible for approving and reviewing Westpac's risk management strategy and policy.

        Executive management is responsible for implementing the Board-approved risk management strategy and developing policies, controls, processes and procedures to identify and manage risks in all of Westpac's activities.

        Group Assurance provides independent assurance to the Board, senior management and external auditors on the adequacy and effectiveness of management controls for risk.

c) CEO and CFO assurance

        The Board receives regular reports about the financial condition and operational results of Westpac and its controlled entities. The CEO and the CFO periodically provide formal statements to the Board that in all material respects:

  •
  the company's financial statements present a true and fair view of Westpac's financial condition and operational results, and

  •
  the risk management and internal compliance and control systems are sound, appropriate and operating efficiently and effectively.

ASX Best Practice Recommendation 4.1, 7.2.

d) Internal review and risk evaluation

        Group Assurance provides independent assurance to the Board, senior management and external auditors on the adequacy and effectiveness of management controls for risk.

        A description of Westpac's approach to risk management is available in the corporate governance section at westpac.com.au.

7.     Remuneration framework

a) Overview

        Westpac has a robust framework in place to ensure that the level and composition of remuneration is sufficient and reasonable and explicitly linked to performance. Details of framework and policies and practices are set out on pages 96 to 105, including a description of the broad structure and objectives of the remuneration philosophy and the measures used to continually link reward to performance.

Non- executive Directors

        Non-executive Directors fees and payments are reviewed annually by the Board. The Board also has accessed the advice of independent remuneration consultants to ensure Non-executive Directors' fees and payments are appropriate and in line with the market.

Executives

        The objective of Westpac's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework is designed to follow best practice for the alignment of executive reward with shareholder value as measured by economic profit.

b) Equity-related reward plans overview

        New equity-based reward plans were introduced in 2002 and the Board formed the view that appropriate safeguards had been put in place to protect the interests of shareholders. The new plans were designed around stricter performance hurdles than existed in the previous plans and rewards are only paid if shareholders have benefited.

        The plans were also designed in compliance with the Investment and Financial Services Association (IFSA) Guidance Note on Executive Share and Option Schemes and, where applicable, the Guidance Note on Employee Share Schemes.

        In particular, the Westpac Performance Plan has a strict performance hurdle and is specifically designed to avoid rewarding short-term gains at the expense of performance over the longer-term.

        The total number of shares, share rights, or options that may be issued under Westpac's equity-based reward plans (including future awards to the Chief Executive Officer) on a rolling five year basis is capped at 5% of Westpac's issued share capital.

        In anticipation of the increased disclosure requirements, the Board engaged an independent third party during 2003 to develop and subsequently operate a pricing model to value the long-term incentive benefits awarded to employees. These reforms in the reporting and disclosure of equity-based remuneration provide shareholders with more transparent information on the costs of long-term incentive benefits.

        The 2002 corporate governance statement provided details of the plans and a thorough explanation of how previous equity-based reward plans had been replaced by new Plans with stricter performance hurdles. The inclusion of the explanation has been continued again this year.

        The plans were introduced prior to the release of the ASX best practice recommendations and were not put to shareholders for approval at that time. Consequently, the introduction of the plans in 2002 departed from recommendation 9.4 of principle 9 of the 2003 ASX best practice recommendations introduced in 2003.

c) Westpac Performance Plan

        The Westpac Performance Plan (WPP) has two methods of providing an allocation to executives—performance options and performance share rights. The WPP has strict performance hurdles that result in executives, forfeiting rights to all performance options and performance share rights for below median returns relative to a ranking group of 50 companies. The WPP only delivers equity to participants if performance hurdles are met. Eligibility to participate in this plan is limited to key executives.

Performance hurdles applying to the WPP

        Executives will receive unconditional ownership of any performance options or performance share rights only if strict performance hurdles (which compare Westpac's total shareholder return (TSR) with the TSR of the ranking group companies) are met. The TSR measures the return to investors on their investment, reflecting both share price growth and the reinvestment of dividends in additional shares.

        The 50 largest listed companies on the ASX by market capitalisation at the commencement of the performance period is used as the ranking group (excluding Westpac itself, property trusts and specified resources companies).

        All rights to performance options and performance share rights are lost if Westpac's TSR performance fails to be at or above the middle (median) performance of the ranking group over the specific performance periods.

        If Westpac's TSR performance is at or above this median position for the performance period, the proportion of performance options and performance share rights originally granted that actually vests depends entirely on where Westpac's TSR ranks against the ranking group TSRs:

  •
  if Westpac's TSR is at the median position of the ranking group, then executives can choose to take unconditional ownership of 50% of the grant. If they choose to take ownership, then the remaining 50% are forfeited;

  •
  if Westpac's TSR ranking is above the median, an additional 2% can be vested for each 1% improvement in Westpac's ranking against the ranking group. If for example, Westpac's TSR slots in at the 60th percentile, 70% (50 + (10 × 2)) can be vested; or

  •
  if Westpac's TSR ranking is at or above the 75th percentile of the ranking group, then 100% of the original grant can be vested.

        The proportion that can be vested by executives is illustrated in the chart below.

Performance share rights

        Eligible executives are given the opportunity to receive Westpac shares, subject to meeting the performance hurdles. There is no exercise price payable by eligible executives in respect of vested performance share rights.

        Either a two-year or three-year initial performance-testing period applies to these allocations. Two-year TSRs are calculated and tested against the performance hurdle on the second anniversary of the date of issue. The executives can elect to vest based on the result of this testing or opt to test again on the third anniversary using the three-year TSRs.

        Executives can again then elect to have their performance share rights vest based on the result of this testing on the third anniversary or opt to do a final test on the fourth anniversary using the four-year TSRs. Executives do not have the option to revert to the results based on the earlier testing. Any performance share rights that do not vest are forfeited.

        Performance share rights with three-year initial testing periods operate in the same way except that the testing occurs on the third, fourth or fifth anniversaries. Once the performance share rights vest, the executive may receive the shares (ie exercise the performance share rights) at any time after vesting up to a maximum of 10 years from the date of grant. Performance share rights do not carry dividend or voting rights until after they are exercised.

Performance options

        Eligible executives are given the opportunity to buy Westpac shares, subject to meeting the performance hurdles. The price to be paid by the executive, or the exercise price of the option, is equal to the average market price of Westpac ordinary shares over the five trading days up to the date the offer is made.

        The initial period for testing against the performance hurdles is three years. The three-year TSRs are calculated and tested against the performance hurdles on the third anniversary of the date of issue. The executives can elect to have their performance options vest based on the result of this testing or opt to test again on the fourth anniversary using the four-year TSRs. Executives can again then elect to have their performance options vest based on the result of this testing on the fourth anniversary or opt to do a final test on the fifth anniversary using five-year TSRs.

        Executives do not have the alternative to revert to the results based on the earlier testing. Any performance options that do not vest are forfeited. Once the performance options vest, the executive must fund the issue price of the performance options to receive the shares (ie exercise the performance options) at any time after vesting up to a maximum of 10 years from the date of grant. Performance options do not carry dividend or voting rights until after they are exercised.

d) Other equity schemes in Westpac

The Deferral Share Plan

        Westpac's Deferral Share Plan (DSP) was introduced in September 2002, replacing the previous similar Westpac Employee Share Plan (WESP1). Under the DSP, eligible Australian-based employees have the opportunity to pre-elect to receive any prospective short-term incentive bonus as Westpac shares in the DSP. Participants pay the current market price and acquisition costs. The shares are acquired on-market and must generally remain in the DSP for 12 months, but can remain for up to ten years.

Employee Share Plan

        The Employee Share Plan (ESP) replaces the previous similar Westpac Employee Share Plan 2 (WESP2). Under the ESP, Westpac shares may be allocated to eligible Australian-based employees at no cost to recognise their contribution to Westpac's performance over the previous financial year. The plan operates as a tax-exempt scheme with a maximum $1,000 value allocation per employee each year. However, the actual allocation depends on the performance of Westpac's share price and includes a performance hurdle before any allocation is made. Access to the shares is restricted for three years unless the employee leaves Westpac.

        The ESP is designed to:

  •
  further align the interests of staff and shareholders;

  •
  motivate employees to drive growth over the long-term for sustainable shareholder value;

  •
  attract, retain and motivate key, high performing individuals; and

  •
  help our staff achieve a better standard of living.

        All full-time and part-time employees who have been in six months continuous employment as at 30 September each year are eligible, although they must register for the plan each year—allocation is not automatic. Executives who participate in the Westpac Performance Plan are not eligible to participate in the ESP.

        A separate Employee Share Plan offers similar benefits to New Zealand employees, and again excludes executives who receive performance shares or options.

ASX Best Practice Recommendation 9.1, 9.3, 9.4, 9.5, 9.1.

8.     Corporate responsibility and sustainability

a) Approach to corporate responsibility and sustainability

        Westpac's aim is to manage its business in a way that produces positive outcomes for all stakeholders and maximises economic, social and environmental value simultaneously. In doing so, Westpac accepts that the responsibilities flowing from this go beyond both strict legal obligations and just the financial bottom line.

        Transparency, the desire for fair dealing, responsible treatment of staff and of customers and positive links into the community, underpin our everyday activities and corporate responsibility practices.

        The Social Accountability Charter is at the core of these practices. This Charter sets out what stakeholders can expect from Westpac across marketplace practices, employee practices, occupational health and safety, community involvement, environmental practices, and risk management.

        Westpac's approach goes beyond ASX best practice recommendations 3.1 and 10.1, in part reflecting the many legal, regulatory and prudential requirements applying to our industry.

        Westpac's Social Accountability Charter is available at westpac.com.au.

ASX Best Practice Recommendations 3.1.

b) Westpac's Code of Conduct and responsibility codes

        Westpac's Code of Conduct applies to all Directors, executives, management and employees without exception. The Code governs workplace and human resource practices, risk management and legal compliance, and is aligned to Westpac's core values of teamwork, integrity and performance. The Code is reviewed periodically and has been specifically reviewed to reflect the ASX best practice recommendations.

        Beyond the Social Accountability Charter, and Code of Conduct, Westpac complies with the Code of Banking Practice and has a series of further responsibility policies and codes including:

  •
  Personal Customer Charter;

  •
  Anti-Money Laundering Policy;

  •
  Conflicts of Interest Policy;

  •
  Insider Trading Policy;

  •
  Occupational Health & Safety Policy;

  •
  Market Disclosure Policy; and

  •
  Privacy Policy.

        Westpac's responsibility policies and codes are available in the corporate governance section at westpac.com.au/investorcentre.

  ASX Best Practice Recommendation 3.1,3.3,10.1

c) Code of ethics for senior finance officers

        In 2003 Westpac developed a "Code of Accounting Practice and Financial Reporting" in response to the requirement of the US Sarbanes-Oxley Act that companies subject to that Act establish a Code of Ethics for their CEO and principal financial officers. This Code addresses the specific responsibilities that are borne by such officers due to the nature of their function within the Westpac Group, in addition to their more general responsibilities under the Westpac Code of Conduct.

        The "Code of Accounting Practice and Financial Reporting" is available at westpac.com.au.

ASX Best Practice Recommendation 3.1.

d) Compliance policy and practices

        Westpac's compliance approach focuses on: ensuring strict adherence to all laws and regulations; maintaining the quality control of practices and processes; identifying any weaknesses; and moving to fix any gaps while enhancing the processes and practices.

        A separate compliance governance framework operates across the Group involving the Board Audit and Compliance Committee, to the Chief Compliance Officer (who reports regularly to the Board Audit and Compliance Committee), and individual line businesses. The prime responsibility for compliance resides with line management, who are required to demonstrate that they have effective processes in place consistent with Westpac's compliance principles and practices.

        Westpac's compliance principles and practices are available in the corporate governance section at westpac.com.au/investorcentre.

ASX Best Practice Recommendation 3.1.

e) Concern reporting and whistleblowing

        Employees are actively encouraged to bring any problems to the attention of management or the Board, including activities or behaviour which may not be in accord with the Code of Conduct, Code of Accounting Practice and Financial Reporting, Insider Trading Policy, other Westpac policies, or other regulatory requirements or laws.

        Concerns can be raised directly with senior management through the concern raising process, including the CEO and CFO's intranet site or via the CEO's telephone hotline. Concerns can also be raised anonymously by phone and online through the concern reporting system, and are directed to the Chief Compliance Officer. This concern reporting system protects individuals who, in good faith, report any apparent or actual violations of our codes. The concern reporting system is being reviewed against the Australian standard AS 8004 (Whistleblower protection programs) released in 2003.

        The concern reporting and whistleblowing policy is available in the corporate governance section at westpac.com.au/Investorcentre.

ASX Best Practice Recommendation 3.1, 3.3, 10.1.

f) Insider trading policy and trading in Westpac shares

        Both Directors and employees are subject to restrictions under the law relating to dealing in certain financial products, including securities in a company (including Westpac), if they are in possession of inside information.

        Inside information is information that is not generally available and, if it were generally available, a reasonable person would expect it to have a material effect on the price or value of the securities of the company.

        In addition and subject always to the above legal restrictions, Westpac has policies in place which restrict the dates when Directors or employees who have access to inside information can trade in Westpac's securities.

        In May 2003, an additional policy was introduced prohibiting employees who may be granted options or rights in the future from hedging those options or rights until such time as those options or rights have met their performance hurdles and vested.

        Copies of Westpac's insider trading policies are available in the corporate governance section at westpac.com.au/investorcentre.

ASX Best Practice Recommendation 3.2, 3.3

g) Social impact reporting

        Central to Westpac's governance and responsibility approach is transparent reporting of performance to stakeholders. Westpac's Social Impact Report measures and reports on social, environmental and financial performance against more than 90 key performance indicators.

        Specialist social and environmental auditors independently verify the Social Impact Report to safeguard the integrity of our external reporting. Independent verification and auditing also assists in driving continuous improvement.

        Allied to external verification Westpac endorses the principle of independent external assessment by respected sustainability and governance ratings organisations. Westpac achieved the number one rating for banks globally in the Dow Jones Sustainability Index for 2003/2004, for the second year running, and has been rated the top company in the 2003 Reputex Social Responsibility Ratings, receiving the only AAA rating.

        Westpac's Social Impact Report and performance in external sustainability assessments are available in the social accountability section at westpac.com.au.

ASX Best Practice Recommendation 3.1, 3.3.

h) Market disclosure policy and practices

        Westpac is committed to giving all shareholders comprehensive and equal access to information about our activities, and to fulfil continuous disclosure obligations to the broader market.

        The Board-approved market disclosure policy governs how Westpac communicates with shareholders and the market. This policy is designed to ensure compliance with ASX Listing Rules continuous disclosure requirements and the requirements of other exchanges where Westpac is listed. It ensures any information that a reasonable person would expect to have a material effect on the price of Westpac's securities is disclosed.

        When Westpac makes an announcement to the market, that announcement is released to each stock exchange where Westpac ordinary shares are listed—ASX, New York Stock Exchange, New Zealand Exchange Limited and Tokyo Stock Exchange Inc.

        Westpac has a Disclosure Committee which is responsible for making decisions on what should be disclosed publicly under the market disclosure policy, and for developing and maintaining relevant guidelines, including guidelines on information that may be price sensitive. The Group Secretary and General Counsel has responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules, and overseeing and co-ordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

        Westpac also publishes on its website the annual reports, profit announcements, CEO and executive briefings, economic updates, notices of meeting, media releases and meeting transcripts. Web-casting and teleconferencing facilities are provided for market briefings to encourage participation from all stakeholders, regardless of their location.

        The market disclosure policy is available at westpac.com.au/investorcentre.

ASX Best Practice Recommendation 5.1, 5.2, 6.1.

Directors' interests in securities

        The following particulars for each Director of Westpac are set out below:

  •
  their relevant interests in shares of Westpac or any of our related bodies corporate;

  •
  their relevant interests in debentures of, or interests in any registered managed investment scheme made available by Westpac or any of our related bodies corporate;

  •
  their rights or options over shares in, debentures of, or interests in any registered managed investment scheme made available by Westpac or any of our related bodies corporate; and

  •
  any contracts:

  (a)
  to which the Director is a party or under which they are entitled to a benefit; and

  (b)
  that confer a right to call for or deliver shares in, debentures of, or interests in any registered managed investment scheme made available by Westpac or any of our related bodies corporate.

Directors' holdings of our shares and options as at 30 October 2003

Name	Number of ordinary fully paid shares	Number of options		Non-beneficial
Leon Davis	20,905			117,034	(1)
David Morgan	959,732	4,423,580	(2)
Barry Capp	14,338
David Crawford	8,095
Sir Llewellyn Edwards	3,572			117,034	(1)
Ted Evans	4,000
Carolyn Hewson	3,110
Helen Lynch	17,340

(1)
Certain Directors have relevant interests (non-beneficial) in shares, and shares subject to warrants, held beneficially by a staff/community related fund of which those Directors are trustees.

(2)
Options issued under the 1999 Chief Executive Share Option Agreement and 2001 Chief Executive Share Option Agreement.

Other disclosable interests as at 30 October 2003

        The following directors hold interests in managed investment schemes made available by BT Financial Group:

Leon Davis	741,913 units
David Morgan	7,008,019 units

ASX Corporate Governance Council Best Practice Recommendations

	ASX Principle	Reference(1)	Compliance
Principle 1:	Lay solid foundations for management and oversight
1.1	Formalise and disclose the functions reserved to the board and those delegated to management.	3b)	Comply
Principle 2:	Structure the board to add value
2.1	A majority of the board should be independent directors.	3e)	Comply
2.2	The chairperson should be an independent director.	3d)	Comply
2.3	The roles of chairperson and chief executive officer should not be exercised by the same individual.	3d)	Comply
2.4	The board should establish a nomination committee.	4f)	Comply
2.5	Provide the information indicated in Guide to reporting on Principle 2.	3a), 3b), 3e), 3j), 3m), 4f)	Comply
Principle 3:	Promote ethical and responsible decision-making
3.1	Establish a code of conduct to guide the directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to:	8b), 8c), 8d), 8e)	Comply
	• the practices necessary to maintain confidence in the company's integrity	8b), 8c), 8d), 8e)
	• the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	8b), 8c), 8d), 8e)
3.2	Disclose the policy concerning trading in company securities by directors, officers and employees.	8f)	Comply
3.3	Provide the information indicated in Guide to reporting on Principle 3.	8b), 8e), 8f), 8g)	Comply
Principle 4:	Safeguard integrity in financial reporting
4.1	Require the chief executive officer (or equivalent) and the chief financial officer (or equivalent) to state in writing to the board that the company's financial reports present a true and fair view, in all material respects, of the company's financial condition and operational results and are in accordance with relevant accounting standards.	6c)	Comply

	ASX Principle		Reference(1)	Compliance
4.2	The board should establish an audit committee.		4d)	Comply
4.3	Structure the audit committee so that it consists of:
	•	only non-executive directors	4d)	Comply
	•	a majority of independent directors	4d)	Comply
	•	an independent chairperson, who is not chairperson of the board	4d)	Comply
	•	at least three members.	4d)	Comply
4.4	The audit committee should have a formal charter.		4d)	Comply
4.5	Provide the information indicated in Guide to reporting on Principle 4.		4c), 4d)	Comply
Principle 5:	Make timely and balanced disclosure
5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rules disclosure requirements and to ensure accountability at a senior management level for that compliance.		8h)	Comply
5.2	Provide the information indicated in Guide to reporting on Principle 5.		8h)	Comply
Principle 6:	Respect the rights of shareholders
6.1	Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings.		8h)	Comply
6.2	Request the external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.		5f)	Comply
Principle 7:	Recognise and manage risk
7.1	The board or appropriate board committee should establish policies on risk oversight and management.		4e), 6a)	Comply
7.2	The chief executive officer (or equivalent) and the chief financial officer (or equivalent) should state to the board in writing that:
	7.2.1	the statement given in accordance with best practice recommendation 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board.	6c)	Comply
	7.2.2	the company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.	6c)	Comply

	ASX Principle	Reference(1)	Compliance
7.3	Provide the information indicated in Guide to reporting on Principle 7.	4c), 4e)	Comply
Principle 8:	Encourage enhanced performance
8.1	Disclose the process for performance evaluation of the board, its committees and individual directors, and key executives.	3i), 4c) and "Remuneration and philosophy" section	Comply
Principle 9:	Remunerate fairly and responsibly
9.1	Provide disclosure in relation to the company's remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.	7 and "Remuneration and philosophy" section	Comply
9.2	The board should establish a remuneration committee.	4g)	Comply
9.3	Clearly distinguish the structure of non-executive directors' remuneration from that of executives.	7 and "Remuneration and philosophy" section	Comply
9.4	Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders.	1, 7 and "Remuneration and philosophy" section	Do not comply
9.5	Provide the information indicated in Guide to reporting on Principle 9.	4c), 4g), 7	Comply
Principle 10:	Recognise the legitimate interests of stakeholders
10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.	8b), 8e)	Comply

(1)
Reference refers to the relevant sections of this corporate governance statement.

Remuneration philosophy and practice

Non-executive directors: fees and equity participation

        Fees and payments to Non-executive Directors reflect the demands which are made and responsibilities of Directors. Non-executive Directors fees and payments are reviewed annually by the Board. The Board also has agreed to the advice of independent remuneration consultants to ensure Non-executive Directors' fees and payments are appropriate and in line with the market. The Chairman's fees are determined independently to the fees of Non-executive Directors based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration.

Directors' fees

        The current base remuneration was last reviewed with effect from 1 January 2003. Non-executive Directors' base fees are currently $125,000 per Director per year. The Chairman receives remuneration of $440,000 per year, inclusive of Committee fees. Non-executive Directors who chair a committee receive additional yearly fees of $20,000 per Committee and additional fees are also payable to Directors for their membership on subsidiary boards. To acknowledge the importance of each Committee to the operation of the Board, there is no differentiation between the fees for the Chairs of the various Committees. To encourage and recognise equal workload and contribution, no additional payments are made for membership of Committees or attendance at Committee meetings.

        Non-executive Directors' fees are determined within an aggregate Directors' fee pool limit, which is periodically recommended for approval by shareholders. A pool of $1.5 million was last approved by shareholders in December 1999. Shareholder approval is to be sought to increase the fee pool to $2.5 million to enable Westpac to attract and retain Directors of the highest calibre and to take account of the expected need to increase base fees for new Directors (who will not be entitled to receive retirement benefits).

Equity participation

        Non-executive Directors do not receive share options. Non-executive Directors may opt each year to receive a percentage of their prospective fees in Westpac shares, which are acquired on-market at market price. Shareholders approved this arrangement in December 2000. Non-executive Directors have voluntarily agreed to build up a shareholding in Westpac equal in value to at least 100% of annual base fees, generally over the course of their tenure.

Retirement allowance for Directors

        On 3 July 2003, the Board resolved to remove retirement allowances for Non-executive Directors appointed after 3 July 2003, in line with recent guidance on Non-executive Directors' remuneration. Base fees for Directors appointed after 3 July 2003 will be increased to reflect the fact that retirement allowances are no longer payable to new Directors.

        There are seven Non-executive Directors who have been appointed prior to July 2003. These Directors continue to be eligible to receive retirement allowances after serving for more than three years in accordance with a service agreement (which was approved by shareholders at the 1989 Annual General Meeting). Where the Director's period of service is:

  •
  less than three years, the Director is not entitled to a retirement allowance;

  •
  at least three years but less than five years, the Director is entitled to a proportion of the retirement allowance that the Director would have been entitled had the Director served for a period of five years, that proportion being the same proportion as the period the Director's service bears to five years;

  •
  five years, the Director is entitled to a sum equal to the total emoluments to which the Director was entitled during the period of three years ending on the date of his or her retirement or death before retirement; and

  •
  greater than five years, the Director is entitled to the sum which would have been payable had the Director served for the period of five years, ending on the date of his or her retirement or death before retirement, plus 5% per annum of that sum for the period of service in excess of five years. This amount cannot exceed 5 times the average annual emoluments to which the Director was entitled during the period of three years ending on his or her retirement or death before retirement.

        To ensure shareholders are aware of the full cost of employing their Board, an amount equal to the cost of providing the allowance to each Non-executive Director is disclosed to shareholders. This can be found in the tables on page 77 of this report.

Superannuation guarantee charge

        Westpac pays the superannuation guarantee charge in relation to its eligible Non-executive Directors appointed prior to July 2003. Superannuation guarantee payments will be included in the total fees for any Non-executive Directors appointed after July 2003.

        Details of the nature and amount of each element of the emoluments of Westpac's Non-executive Directors for the year ended 30 September 2003 are set out below.

	Fees $		Superannuation guarantee charge $		Retirement benefit accrued during the year $		Total $	Total retirement benefits accrued $		Retirement benefits paid during the year $
Leon Davis	427,731		—		424,774		852,505	859,716		—
Barry Capp	178,365	(1)(3)	10,519	(4)	128,286		317,170	512,927		—
David Crawford	134,596	(1)	10,519	(4)	47,449	(6)	192,564	50,969	(6)	—
Sir Llewellyn Edwards	141,750	(1)	10,519	(4)	108,629		260,898	532,946		—
Ted Evans	140,750	(1)	10,519	(4)	73,055	(6)	224,324	91,013	(6)	—
John Fairfax(5)	112,577		10,132	(4)	71,473		194,182	—		353,344
Carolyn Hewson(7)	81,250		7,313	(4)	10,514	(6)	99,077	10,514	(6)	—
Helen Lynch	167,827	(1)(2)	10,519	(4)	104,244		282,590	433,546		—

(1)
Includes fees paid to Chairpersons of Board Committees.

(2)
Includes fees for services provided as Chairman of Westpac Staff Superannuation Plan.

(3)
Includes fees for serving on a subsidiary board.

(4)
Westpac pays the superannuation guarantee charge in relation to its eligible Non-executive Directors appointed prior to July 2003.

(5)
Resigned effective 1 September 2003.

(6)
Not presently entitled to retirement benefit as less than three years of service has been completed.

(7)
Appointed 6 February 2003.

Executive reward framework

        The objective of Westpac's executive reward framework is to ensure reward for performance is competitive and appropriate for the results delivered. The framework is designed to follow global best practice for the alignment of executive reward with shareholder value as measured by economic profit. Westpac's reward framework jointly aligns the interests of both shareholders and program participants as follows:

Alignment to shareholders' interests

  •
  Has economic profit(1) as a core component of plan design.

  •
  Focuses on sustained growth in share price and earnings by incorporating reward for non-financial achievements as well as financial performance.

  •
  Attracts and retains high calibre executives.

Alignment to program participants' interests

  •
  Rewards capability and experience.

  •
  Reflects competitive reward for contribution to shareholder growth.

  •
  Provides a clear structure for earning rewards.

  •
  Provides recognition for contribution.

        The framework provides a mix of fixed and variable pay, and a blend of short and long-term incentives. As executives gain seniority in Westpac, the balance of this mix shifts to a higher proportion of "at risk" rewards.

        Westpac uses economic profit as the primary measure of performance. To earn a market competitive short term incentive payment, both Westpac and program participants must meet economic profit related performance targets.

        Westpac's long-term incentive schemes use straightforward and transparent performance hurdles that are expressly aligned to the creation of value for our shareholders. If the hurdles are not met, scheme participants forfeit the incentive.

        Westpac's philosophy is that:

  •
  pay and reward schemes should emphasise performance which goes beyond our shareholders' expectations, including superior shareholder return growth relative to Westpac's peer group of companies;

  •
  the balance between fixed and variable components should reflect market conditions at each job and seniority level;

  •
  the objectives set for all executives reflect the need to deliver sustainable outcomes for shareholders; and

  •
  the provision of all variable pay should be tightly linked to measurable personal and business group objectives within clearly defined time frames.

(1)
Economic profit means the excess of adjusted profit over a minimum required rate of return (12%) on equity invested. For this purpose, adjusted profit is defined as net profit after income tax, but before amortisation of goodwill, plus a portion (70%) of the face value of franking credits paid to equity holders.

The structure of Westpac's CEO and executive reward framework

        The executive pay and reward framework has four components:

  •
  base pay;

  •
  short-term performance incentives;

  •
  long-term equity-linked performance incentives; and

  •
  other compensation such as superannuation.

        The combination of these comprises the executive's total remuneration.

Base pay

        Executives are offered a competitive base pay that reflects the fixed component of pay and rewards. Independent remuneration consultants provide analysis and advice to ensure base pay is set to reflect the market for a comparable role. Base pay is generally not revised unless an executive has been promoted or there has been a marked change in market rates.

Short-term performance incentives

        If individual performance objectives are met—and these are always designed around specific business goals—a short-term incentive may be provided.

        Each year the Board Remuneration Committee approves a pool of short-term incentive for allocation during the annual remuneration review. The size of the short-term incentive pool reflects Westpac's economic profit performance. The pool is capped at a maximum percentage of economic profit. This approach ensures that variable reward is only available where value has been created for shareholders.

Long-term equity-linked performance incentives

        Our long-term incentives for the CEO and senior executives are designed to align their financial interests with those of our shareholders by making use of carefully designed equity-based incentives. This provides an incentive to ensure Westpac has a healthy and growing share price and delivers sustained growth in value for shareholders.

        The Westpac Performance Plan (WPP), which is described on pages 68 to 69 of the Corporate Governance statement, is designed around strict performance hurdles that result in rewards only being received if shareholders have benefited from Westpac's performance. Awards under the WPP are determined based on a dollar based notional remuneration value. Aggregate long-term incentive pools also based on a notional remuneration value are approved annually by the Board Remuneration Committee. Economic profit performance influences the amount of long-term incentive to be allocated. In 2003, retention awards relating to the acquisition of BTFM also influenced the amount of long-term incentive allocated.

        Separate Chief Executive Share Option Agreements were approved by shareholders in 1999 and in 2001 for Westpac's CEO, David Morgan. Both agreements tie the vesting of share options to performance hurdles as approved by shareholders. Subject to shareholder approval, it is proposed to grant David Morgan long-term incentives in the form of performance options and performance share rights under the Chief Executive Securities Agreement to cover the period of his contract extension.

Other benefits—superannuation

        Executives and staff are provided with superannuation via one of Westpac's staff superannuation funds. Westpac previously provided a defined benefit scheme, which is now closed to new members.

The process for linking rewards to performance

CEO

        As CEO, David Morgan is entitled to annual short-term incentive payments if performance criteria determined by the Board are met. These performance criteria include effective leadership and management, financial criteria, implementation of business and strategic plans, employee commitment, customer satisfaction, corporate governance and reputation criteria. The short-term incentive payments may be adjusted up or down in line with under or over achievement against the target performance levels, at the discretion of the Board.

Executive team

        Group Executives' rewards are linked to the achievement of Westpac's performance as measured by economic profit. Performance agreements for the Executive Team incorporate objectives designed around Westpac, business unit and individual goals. As part of these performance agreements, short-term and long-term incentive targets are set and agreed each year based upon target performance. Incentives are only payable if financial and non-financial objectives are met. These objectives are approved by the Board Remuneration Committee after considering recommendations from the CEO. Reward targets are set using data provided by independent remuneration consultants, ensuring that the levels of expected pay and performance reflect market practice.

        In the same way that equity participation via the long-term incentive plan is designed to deliver sustained growth in value for all shareholders, it is considered desirable that executives who participate in the Westpac Performance Plan should also be prepared to put their own money at risk and establish a shareholding of Westpac shares. The Board Remuneration Committee administers the following guidelines in this respect.

        It is expected that:

  •
  the CEO should hold at least 500,000 shares;

  •
  Group Executives should hold at least 60,000 shares; and

  •
  General Managers should hold at least 15,000 shares.

        Transition arrangements give executives a reasonable time to build up to these shareholding guidelines.

General management team

        The CEO and the Group Executive team approve the pay and reward packages for key senior managers at General Manager level within the pools approved by the Board Remuneration Committee.

        Performance agreements for general managers incorporate objectives designed around business unit and individual goals. As part of performance agreement short-term and long-term incentive targets are set and agreed each year based upon target performance. Reward targets are set using data provided by independent remuneration consultants ensuring that the levels of expected pay and performance reflect market practice.

CEO contract renewal and remuneration arrangements

        David Morgan's current contract is due to expire in February 2004. The Board has renewed David Morgan's contract for a further term ending on 31 December 2007. (The proposed grant of long term incentive in the form of performance share rights and performance options is subject to shareholder approval).

        The terms of the new contract are in line with existing arrangements and are firmly linked to Westpac's performance. Enhanced elements include:

  •
  the majority of the total potential remuneration being at risk and subject to strict performance criteria;

  •
  performance hurdles which result in equity linked long term incentives being of zero value if Westpac performs in the bottom 50% of a Total Shareholder Return (TSR) Ranking Group of 50 companies. The TSR Ranking Group of companies comprises the first 50 bodies corporate drawn from a Peer Group that remain listed on the Australian Stock Exchange and which have published sufficient data to enable their respective TSR's to be determined. The Peer Group is set at the commencement of the performance period and comprises the 100 bodies corporate comprised in the Standard & Poors/Australian Stock Exchange 200 Index (excluding Westpac itself, all entities in the property trusts sector of that Index and such other entity or entities as the Board may from time to time determine), having the highest market capitalisation at the commencement of the performance period and ranked from descending order, from highest to lowest, according to their market capitalisation;

  •
  Westpac will need to perform in the top 25% of the TSR Ranking Group of companies for David Morgan to realise 100% of his long-term incentives and there is no opportunity to re-test the performance at a later date should Westpac not perform against the performance hurdle;

  •
  keeping the fixed pay component at the same level for the period of the contract with no annual increases; and

  •
  ensuring a maximum payout of 12 months fixed pay and lapse of any ungranted long-term incentives should the Board terminate the contract for poor performance.

Remuneration of Chief Executive and top seven Senior Executives

        Details of the nature and amount of each element of emolument of Westpac's executive director, David Morgan, and the top seven senior executives for the financial year are set out in the table below. The tables disclose remuneration for the seven most highly paid senior executives involved in the management of Westpac's affairs. Other individuals who are rewarded under incentive-based systems according to results, consistent with market practice within the industry, may within any given year, receive remuneration at a level in excess of that received by some executives shown.

        Individual remuneration may not be directly comparable to prior years due to changes in roles or new executive appointments to Westpac during a remuneration year.

	Base pay(1) $	Short-term incentives(1)(2) $	Other(3) $	Total cash remuneration $	Total equity-based remuneration(4) $
David Morgan Managing Director and Chief Executive Officer	1,575,000	1,700,000	645,681	3,920,681	3,447,277
Ilana Atlas Group Executive People & Performance (started new role 11 November 2002)	512,100	325,000	45,695	882,795	423,270
Philip Chronican Chief Financial Officer	525,000	550,000	117,824	1,192,824	1,040,382
David Clarke Chief Executive Officer BT Financial Group	750,000	650,000	—	1,400,000	2,237,192
Philip Coffey Group Executive Westpac Institutional Bank	550,000	705,000	49,310	1,304,310	579,438
Michael Coomer Group Executive Business and Technology Solutions and Services	625,000	550,000	56,034	1,231,034	561,671
Michael Pratt Group Executive Business and Consumer Banking	674,875	865,000	—	1,539,875	378,148
Ann Sherry Group Executive New Zealand and Pacific Banking (started new role 11 November 2002)	533,375	560,000	406,083	1,499,458	663,718

(1)
Base pay is the total cost to Westpac of salary and packaged benefits (including motor vehicles and parking) received in the year to 30 September 2003 and includes fringe benefits tax. Short-term incentive figures reflect annual performance awards accrued but not yet paid in respect of the year ended 30 September 2003.

(2)
The amount above is the entire short-term incentive (STI) relating to performance for this year. Where actual short-term incentive for senior executives exceeds their target short-term incentive, a portion of the STI is deferred. The deferred portion is the amount over the executive's target STI and the deferral period is up to three years from the first payment date. A portion of the deferred STI payment becomes due each year. Interest is applied to the balance outstanding each year and paid annually. Amounts paid in each year in respect of deferred STI are not included as part of the executives' remuneration. In certain circumstances, any unpaid deferred payment (including interest) may be forfeited.

(3)
Other remuneration is determined on the basis of the cost to Westpac and includes notional surchargeable superannuation contributions (as determined by the Plan's actuary) for those executives who are members of the Westpac Staff Superannuation Plan, housing and other benefits (such as commencement incentives, relocation costs, staff discount on Westpac products and separation payments) and all fringe benefits tax.

(4)
The amount included in equity-based remuneration relates to the current year amortisation of the fair value of all share options, performance options and performance share rights granted (in the current and previous years) that have either vested during the financial year or remain unvested at 30 September 2003 and the increase in value of vested cash settled equity-based remuneration arrangements. The calculation of fair value for the purpose of the above table follows Australian Securities and Investments Commission (ASIC) guidelines issued in June 2003 on the value of options that should be included in the disclosure of the emoluments of each director and each senior executive. Included in David Morgan's equity-based remuneration is an amount related to the increase in value in the year ended 30 September 2003 of stock appreciation rights granted in 1997 in lieu of share options. For further details of equity based remuneration granted in the year refer to the table below.

Equity-based remuneration

        Equity-based instruments granted during the financial year ended 30 September 2003.

	Type of equity-based instrument granted during the year	No. granted	Grant date	First possible vesting date	Exercise price $	Fair value per instrument(1)(5) $
David Morgan	Share options(2)	1,100,000	04/03/03	01/03/06	13.87	2.29
Ilana Atlas	Performance options(3) Performance share rights(4)	124,381 35,081	20/01/03 20/01/03	20/01/06 20/01/05	13.59 —	2.35 8.86
Philip Chronican	Performance options(3) Performance share rights(4)	282,209 79,597	20/01/03 20/01/03	20/01/06 20/01/05	13.59 —	2.35 8.86
David Clarke	Performance options(3) Performance share rights(4)	428,540 120,870	20/01/03 20/01/03	20/01/06 20/01/05	13.59 —	2.35 8.86
Philip Coffey	Performance options(3) Performance share rights(4)	219,496 61,909	20/01/03 20/01/03	20/01/06 20/01/05	13.59 —	2.35 8.86
Michael Coomer	Performance options(3) Performance share rights(4)	198,591 56,013	20/01/03 20/01/03	20/01/06 20/01/05	13.59 —	2.35 8.86
Michael Pratt	Performance options(3) Performance share rights(4)	198,591 56,013	20/01/03 20/01/03	20/01/06 20/01/05	13.59 —	2.35 8.86
Ann Sherry	Performance options(3) Performance share rights(4)	177,687 50,116	20/01/03 20/01/03	20/01/06 20/01/05	13.59 —	2.35 8.86

(1)
The fair value of share options, performance options and performance share rights (collectively referred to as equity-based instruments) granted is determined at grant date in accordance with Australian Securities and Investments Commission (ASIC) guidelines issued in June 2003. The pricing model used applies the same theoretical framework as that underlying the Black-Scholes formula, appropriately adapted and extended to reflect the vesting and performance hurdle features of the grant. Further detail of the assumptions included in the model is set out below. The fair value of options and performance options granted in respect of the year is amortised over the period from grant date to vesting date (normally three years). The fair value of performance share rights granted in respect of the year is amortised over the period from grant date to vesting date (normally two years) The proportion of the fair value allocated to this financial year is included in the equity-based remuneration of each executive. Details of equity-based instruments granted in prior years have been disclosed in previous annual reports.

(2)
Pursuant to a resolution passed at the annual general meeting of our shareholders on 13 December 2001, the grant of two tranches of non-transferable options ("CEO 2001 options") to our Chief Executive Officer, David Morgan, was approved. Each tranche enables him to subscribe for 1,100,000 ordinary shares. The second tranche was granted on 4 March 2003. The exercise price of each tranche is the weighted average market price of our ordinary shares traded on the Australian Stock Exchange Limited during the one week period immediately preceding the grant date of the options. Each tranche is subject to performance hurdles which will determine the number of options, if any, that will vest at the end of the performance period. The initial period for testing against the performance hurdle is after three years. David Morgan can elect to vest based on the result of this testing or opt to test again on the fourth anniversary. David Morgan can elect to vest based on the result of this testing on the fourth anniversary or opt to do a final test on the fifth anniversary. David Morgan does not have the choice to revert to the results based on the earlier testing. In February 2003 the Board determined that the performance hurdle applying to the second tranche of CEO 2001 options would require Westpac's total shareholder return to be at or above the median performance of the peer group (which comprises the 50 largest listed companies by market capitalisation on the ASX at the commencement of the performance period excluding Westpac itself, property trusts and specified resources companies). If Westpac's total shareholder return is below the top 50% of the peer group over the performance period, none of the options granted will be exercisable. Each option vesting entitles the holder to one ordinary share in Westpac upon the payment of the exercise price.

(3)
Performance options granted under the Westpac Performance Plan comprise options to acquire fully paid ordinary shares issued by Westpac, with vesting subject to meeting of a performance hurdle of the same design as for the second tranche of the CEO 2001 options. The performance options have a ten year life from date of grant. The exercise price is the average weighted market price of our ordinary shares traded on the Australian Stock Exchange Limited over the five trading days up to the time the offer is made. The initial period for testing against the performance hurdle is after three years. Executives can elect to vest based on the result of this testing or opt to test again on the fourth anniversary. Executives can elect to vest based on the result of this testing on the fourth anniversary or opt to do a final test on the fifth anniversary. Executives do not have the choice to revert to the results based on the earlier testing. Any performance options that do not vest are forfeited. Upon exercising vested performance options, the executive has the right to their entitlement in whole or in part as fully paid ordinary shares. The exercise price is payable at that time. Any performance options that do not vest will be forfeited. Each performance option vesting entitles the holder to one ordinary share in Westpac upon the payment of the exercise price.

(4)
Performance share rights have been granted under the Westpac Performance Plan, with vesting subject to meeting of a performance hurdle of the same design as for the second tranche of the CEO 2001 options. The performance share rights have a ten year life from date of grant. After vesting the performance share rights entitle the holder to elect to receive fully paid Westpac ordinary shares at no cost to the participant. The performance share rights awarded to each of the senior executives have a two-year initial testing period. The performance share rights will be subject to the same periodic testing as for performance options above, except that they will be tested on the second, third and fourth anniversaries. Any performance share rights that do not vest will be forfeited. Each performance share right vesting entitles the holder to one ordinary share in Westpac.

(5)
The fair value of share options, performance options and performance share rights included in the tables above for the CEO and the seven most senior executives have been estimated at grant date using a pricing model that uses the same theoretical framework as that underlying the Black-Scholes formula, appropriately adapted and extended to reflect the vesting and performance hurdle features of the grant. The assumptions included in the model for 2003 include a risk free interest rate of 5.5%, a dividend yield on Westpac shares of 4% and a volatility in the Westpac share price of 19%. Other assumptions include volatilities of, and correlation factors between, share price movements of the ranking group members and Westpac, which are used to assess the impact of performance hurdles. The performance hurdles have reduced the value of the share options and performance options to 81% of unhurdled equivalents (68% for the performance share rights). Share options and performance options have been valued assuming a contracted life of 10 years and an additional 6% discount has been applied to reflect the expected life after the vesting date. The performance share rights awarded have been valued over an expected life of up to four years.

        Equity-based instruments to be granted in respect of the 2003 performance review period.

	Type of equity based instrument to be granted	No. to be granted(1)	Estimated grant date	Estimated first possible vesting date	Exercise price $
Ilana Atlas	Performance options Performance share rights	137,867 38,071	20/01/04 20/01/04	20/01/07 20/01/06	16.34 —
Philip Chronican	Performance options Performance share rights	266,544 73,604	20/01/04 20/01/04	20/01/07 20/01/06	16.34 —
David Clarke	Performance options Performance share rights	321,691 88,832	20/01/04 20/01/04	20/01/07 20/01/06	16.34 —
Philip Coffey	Performance options Performance share rights	211,397 58,375	20/01/04 20/01/04	20/01/07 20/01/06	16.34 —
Michael Coomer	Performance options Performance share rights	183,823 50,761	20/01/04 20/01/04	20/01/07 20/01/06	16.34 —
Michael Pratt	Performance options Performance share rights	294,117 81,218	20/01/04 20/01/04	20/01/07 20/01/06	16.34 —
Ann Sherry	Performance options Performance share rights	179,227 49,492	20/01/04 20/01/04	20/01/07 20/01/06	16.34 —

(1)
The number of performance options and performance share rights to be granted under the Westpac Performance Plan has been estimated as part of the year end performance review based on the indicative value applied for remuneration purposes (the remuneration value). At the offer date (28 October 2003) the remuneration value for each performance option is $2.72 and for each performance share right is $9.85. The fair value of the performance options and performance share rights will be determined at grant date.

        The following table sets out details of shares owned and share options, performance options and performance share rights (collectively other equity-based instruments) held by the top seven senior executives in office at 30 September 2003. The options held do not include option grants in respect of 2003 remuneration review included in the above table for options that have not yet been issued as at 30 October 2003. The highest number of shares held by an individual is 0.02 percent of our total ordinary shares that were outstanding at 30 September 2003.

	Number of ordinary fully paid shares	Number of other equity based instruments	Exercise price $	Latest date for exercise of options
Ilana Atlas	11,318	94,186 100,000 200,000 124,381 35,081	10.75 13.67 14.70 13.59 Nil	3 March 2010 23 April 2010 9 January 2012 20 January 2013 20 January 2013
Philip Chronican	375,000	150,000 200,000 500,000 282,209 79,597	13.32 13.85 14.70 13.59 Nil	8 January 2011 19 March 2011 9 January 2012 20 January 2013 20 January 2013
David Clarke	61,303	954,540 100,000 950,000 428,540 120,870	12.39 13.32 12.75 13.59 Nil	4 September 2010 8 January 2011 5 November 2011 20 January 2013 20 January 2013
Philip Coffey	310,587	100,000 150,000 100,000 219,496 61,909	13.32 14.70 16.03 13.59 Nil	8 January 2011 9 January 2012 6 August 2012 20 January 2013 20 January 2013
Michael Coomer	17,246	300,000 198,591 56,013	15.73 13.59 Nil	7 March 2012 20 January 2013 20 January 2013
Michael Pratt	—	100,000 198,591 56,013	16.21 13.59 Nil	27 May 2012 20 January 2013 20 January 2013
Ann Sherry	83,024	45,000 98,000 35,000 250,000 300,000 177,687 50,116	10.85 10.60 9.57 13.32 14.70 13.59 Nil	1 March 2009 6 April 2009 29 December 2009 8 January 2011 9 January 2012 20 January 2013 20 January 2013

Ten year summary

	2003	2002	2001	2000	1999
	$m (unless otherwise indicated)
Statement of financial performance—year ended 30 September(1)
Net interest income	4,344	4,146	4,051	3,669	3,476
Non-interest income	2,986	2,978	2,537	2,414	2,155

Net operating income	7,330	7,124	6,588	6,083	5,631
Total operating expenses excluding bad and doubtful debts	(3,926)	(3,995)	(3,570)	(3,503)	(3,434)

Operating profit before bad and doubtful debts and income tax expense	3,404	3,129	3,018	2,580	2,197
Bad and doubtful debts	(485)	(461)	(433)	(202)	(171)

Profit from ordinary activities before income tax expense	2,919	2,668	2,585	2,378	2,026
Income tax expense	(728)	(471)	(677)	(660)	(567)
Net profit attributable to outside equity interests	(8)	(5)	(5)	(3)	(3)

Profit from ordinary activities before abnormal items	2,183	2,192	1,903	1,715	1,456
Abnormal items (net of tax)(7)	—	—	—	—	—

Net profit attributable to equity holders	2,183	2,192	1,903	1,715	1,456
Statement of financial position at 30 September(1)
Total assets	221,339	191,037	189,845	167,618	140,220
Loans	160,473	135,870	122,250	107,533	97,716
Acceptances	3,788	4,788	15,700	15,665	10,249
Deposits and public borrowings	129,071	110,763	96,157	89,994	85,546
Loan capital	4,544	4,512	4,838	4,892	2,692
Total equity	13,996	10,468	9,705	9,262	8,997
Total risk weighted assets	142,909	128,651	127,242	114,816	102,592
Share information
Earnings per share (cents):
Before abnormals	115.6	118.3	102.8	88.8	77.0
After abnormals	115.6	118.3	102.8	88.8	77.0
Dividends per ordinary share (cents)	78.0	70.0	62.0	54.0	47.0
Net tangible assets per ordinary share ($)(2)	4.97	4.56	4.28	3.96	3.71
Share price ($):
High	17.14	17.01	14.55	12.97	12.06
Low	12.83	13.11	11.87	9.16	8.36
Close	16.20	13.85	13.29	12.75	9.45
Ratios
Total equity to total assets (%)	6.3	5.5	5.1	5.5	6.4
Total equity to total average assets (%)	6.7	5.6	5.4	5.8	6.4
Total capital ratio (%)(3)	10.5	9.6	9.9	9.9	9.2
Dividend payout ratio (%)	67.5	59.2	60.3	60.8	61.0
Return on average ordinary equity before abnormals (%)	19.2	21.7	21.1	18.4	16.8
Productivity ratio(4)	3.99	3.90	3.78	3.35	3.08
Total operating expenses to operating income ratio (%)	53.6	56.1	54.2	57.6	61.0
Net interest margin	2.65	2.80	3.11	3.10	3.25
Other information
Points of bank representation (number at financial year end)(5)	1,129	1,371	1,347	1,375	1,625
Core full time equivalent staff (number at financial year end)(6)	25,013	23,637	27,088	29,510	31,731

For footnote explanations refer to next page.

	1998	1997	1996	1995	1994
	$m (unless otherwise indicated)
Statement of financial performance—year ended 30 September(1)
Net interest income	3,492	3,353	3,254	2,982	2,761
Non-interest income	2,003	1,739	1,472	1,391	1,555

Net operating income	5,495	5,092	4,726	4,373	4,316
Total operating expenses excluding bad and doubtful debts	(3,392)	(3,228)	(3,049)	(2,654)	(2,637)

Operating profit before bad and doubtful debts and income tax expense	2,103	1,864	1,677	1,719	1,679
Bad and doubtful debts	(168)	(78)	(121)	(330)	(695)

Profit from ordinary activities before income tax expense and abnormal items	1,935	1,786	1,556	1,389	984
Income tax expense	(589)	(493)	(421)	(371)	(276)
Net profit attributable to outside equity interests	(4)	(2)	(3)	(3)	(3)

Profit from ordinary activities before abnormal items	1,342	1,291	1,132	1,015	705
Abnormal items (net of tax)(7)	(70)	—	—	(68)	—

Net profit attributable to our equity holders	1,272	1,291	1,132	947	705
Statement of financial position at 30 September(1)
Total assets	137,319	118,963	121,513	105,835	93,861
Loans	91,738	77,874	81,201	64,365	61,242
Acceptances	10,325	11,242	11,197	11,656	12,219
Deposits and public borrowings	83,164	72,636	74,886	58,198	54,925
Loan capital	2,523	1,895	2,199	2,881	2,929
Total equity	8,611	8,206	7,891	7,583	7,299
Total risk weighted assets	97,430	87,133	86,503	74,930	72,567
Share information
Earnings per share (cents):
Before abnormals	70.1	70.0	58.9	53.5	36.0
After abnormals	66.4	70.0	58.9	49.8	36.0
Dividends per ordinary share (cents)	43.0	39.0	33.0	28.0	18.0
Net tangible assets per ordinary share ($)(2)	3.59	3.69	3.39	3.81	3.67
Share price ($):
High	11.45	9.10	6.59	5.51	5.55
Low	7.10	6.43	5.20	3.90	3.83
Close	9.28	8.70	6.54	5.36	4.20
Ratios
Total equity to total assets (%)	6.3	6.9	6.5	7.2	7.8
Total equity to total average assets (%)	6.2	6.6	6.8	7.8	7.3
Total capital ratio (%)(3)	9.3	10.5	10.8	13.9	13.8
Dividend payout ratio (%)	64.8	55.7	56.0	56.2	50.0
Return on average ordinary equity before abnormals (%)	15.5	17.0	14.6	13.0	9.8
Productivity ratio(4)	3.22	2.90	2.63	2.86	3.01
Total operating expenses to operating income ratio (%)	61.7	63.4	64.5	60.7	61.1
Net interest margin	3.44	3.59	3.7	3.8	3.5
Other information
Points of bank representation (number at financial year end)(5)	1,832	1,547	1,788	1,547	1,616
Core full time equivalent staff (number at financial year end)(6)	33,222	31,608	33,832	31,416	31,396

(1)
The above statements of financial performance extracts for 2003, 2002 and 2001 and statements of financial position extract for 2003 and 2002 are derived from the consolidated financial statements included in this report, and for prior years are derived from financial statements previously published, each of which have been presented in accordance with Australian GAAP.

(2)
After deducting preference equity and goodwill.

(3)
For details on the calculation of this ratio refer to note 44 to the financial statements.

(4)
Net operating income/ salaries and other staff expenses.

(5)
As of 2003, business banking, agribusiness, private bank and financial planning centres all operate from our branch network and as such are no longer counted as separate points of representation.

(6)
Core full time equivalent staff includes pro-rata part time staff and excludes unpaid absences (e.g. maternity leave) and excludes temporary staff and contractors.

(7)
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

Annual financial report for the year ended 30 September 2003

Financial statements
Statements of financial performance
Statements of financial position
Statements of changes in equity
Statements of cash flows
Notes to the financial statements
Note 1	Summary of significant accounting policies
Note 2	Revenue
Note 3	Interest
Note 4	Non-interest income
Note 5	Operating expenses excluding bad and doubtful debts
Note 6	Income tax
Note 7	Dividends and distributions provided for or paid
Note 8	Earnings per ordinary share
Note 9	Due from other financial institutions
Note 10	Trading securities
Note 11	Investment securities
Note 12	Loans
Note 13	Provisions for bad and doubtful debts
Note 14	Impaired assets
Note 15	Goodwill
Note 16	Fixed assets
Note 17	Deferred tax assets
Note 18	Other assets
Note 19	Due to other financial institutions
Note 20	Deposits and public borrowings
Note 21	Tax liabilities
Note 22	Provisions
Note 23	Other liabilities
Note 24	Debt issues and loan capital
Note 25	Equity
Note 26	Equity based remuneration
Note 27	Maturity analysis
Note 28	Average balances and related interest
Note 29	Group segment information
Note 30	Credit risk concentrations
Note 31	Auditors' remuneration
Note 32	Expenditure commitments
Note 33	Superannuation commitments
Note 34	Contingent liabilities, contingent assets and credit commitments
Note 35	Derivative financial instruments
Note 36	Interest rate risk
Note 37	Fair value of financial instruments
Note 38	Group entities
Note 39	Other Group investments
Note 40	Related party disclosures
Note 41	Directors' remuneration
Note 42	Executive officers' remuneration
Note 43	Statements of cash flows
Note 44	Capital adequacy
Note 45	Reconciliation with US Generally Accepted Accounting Principles (US GAAP)
Statutory statements
Directors' declaration
Independent audit report to the members of Westpac Banking Corporation
Report of independent auditors

Westpac Banking Corporation and its controlled entities

Statements of financial performance

for the years ended 30 September

		Consolidated			Parent Entity
	Note	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m
Interest income	3	10,024	9,220	10,258	9,992	8,954
Interest expense	3	(5,680)	(5,074)	(6,207)	(6,084)	(5,445)

Net interest income		4,344	4,146	4,051	3,908	3,509

Non-interest income:
Fees and commissions received		2,515	2,266	2,099	2,692	2,393
Fees and commissions paid		(679)	(560)	(485)	(674)	(547)
Proceeds from sale of assets		642	3,594	757	494	2,440
Carrying value of assets sold		(625)	(2,760)	(719)	(478)	(1,644)
Wealth management revenue		1,293	108	566	—	—
Life insurance claims and change in policy liabilities		(547)	238	(51)	—	—
Other non-interest income		387	92	370	1,529	215

Total non-interest income	4	2,986	2,978	2,537	3,563	2,857

Net operating income		7,330	7,124	6,588	7,471	6,366
Operating expenses excluding bad and doubtful debts:
Salaries and other staff expenses		(1,836)	(1,829)	(1,744)	(1,643)	(1,685)
Equipment and occupancy expenses		(596)	(589)	(648)	(547)	(555)
Other expenses		(1,494)	(1,577)	(1,178)	(1,639)	(1,589)

Total operating expenses excluding bad and doubtful debts	5	(3,926)	(3,995)	(3,570)	(3,829)	(3,829)

Operating profit before bad and doubtful debts and income tax expense		3,404	3,129	3,018	3,642	2,537
Bad and doubtful debts	13	(485)	(461)	(433)	(481)	(358)

Profit from ordinary activities before income tax expense		2,919	2,668	2,585	3,161	2,179
Income tax expense	6	(728)	(471)	(677)	(542)	(387)

Net profit		2,191	2,197	1,908	2,619	1,792
Net profit attributable to outside equity interests		(8)	(5)	(5)	—	—

Net profit attributable to equity holders of Westpac Banking Corporation		2,183	2,192	1,903	2,619	1,792

Foreign currency translation reserve adjustment		(156)	(76)	74	(147)	(77)

Total revenues, expenses and valuation adjustments attributable to equity holders of Westpac Banking Corporation recognised directly in equity		(156)	(76)	74	(147)	(77)

Total changes in equity other than those resulting from transactions with owners as owners		2,027	2,116	1,977	2,472	1,715

Earnings per ordinary share (in cents) after deducting distributions on other equity instruments	1 (h)vi, 8
Basic		115.6	118.3	102.8
Fully diluted		115.3	117.9	102.4

The accompanying notes, numbered 1 to 44, form part of these financial statements for the purpose of Australian reporting requirements.

A summary of significant adjustments to net profit attributable to equity holders of Westpac Banking Corporation, total equity, total assets and total liabilities that would be required if generally accepted accounting principles applicable in the United States (US GAAP) had been applied is disclosed in note 45.

Westpac Banking Corporation and its controlled entities

Statements of financial position

as at 30 September

		Consolidated		Parent Entity
	Note	2003 $m	2002 $m	2003 $m	2002 $m
Assets
Cash and balances with central banks		1,786	1,669	1,643	1,656
Due from other financial institutions	9	6,035	5,242	4,531	3,543
Trading securities	10	8,793	10,643	8,771	10,643
Investment securities (Group market value $3,745 million, 2002 $3,216 million)	11	3,656	3,313	1,767	2,423
Loans	12	160,473	135,870	154,918	130,504
Acceptances of customers		3,788	4,788	4,031	5,013
Life insurance assets		10,522	7,566	—	—
Regulatory deposits with central banks overseas		425	455	410	432
Due from controlled entities		—	—	15,980	11,190
Investments in controlled entities	38	—	—	5,908	7,030
Goodwill	15	2,558	1,754	1,297	1,388
Fixed assets	16	842	815	668	661
Deferred tax assets	17	1,019	587	864	540
Other assets	18	21,442	18,335	20,255	17,806

Total assets		221,339	191,037	221,043	192,829

Liabilities
Due to other financial institutions	19	3,831	4,731	3,094	4,708
Deposits and public borrowings	20	129,071	110,763	128,722	110,371
Debt issues	24	29,970	27,575	18,866	18,591
Acceptances		3,788	4,788	4,031	5,013
Current tax liabilities	21	310	537	303	577
Deferred tax liabilities	21	246	80	208	94
Life insurance policy liabilities		9,896	7,163	—	—
Due to controlled entities		—	—	22,847	19,334
Provisions	22	462	1,093	389	1,049
Other liabilities	23	25,225	19,327	24,079	18,568

Total liabilities excluding loan capital		202,799	176,057	202,539	178,305

Loan capital
Subordinated bonds, notes and debentures	24	3,971	3,795	3,971	3,795
Subordinated perpetual notes	24	573	717	573	717

Total loan capital		4,544	4,512	4,544	4,512

Total liabilities		207,343	180,569	207,083	182,817

Net assets		13,996	10,468	13,960	10,012

Equity
Parent entity interest:
Ordinary shares	25	3,972	3,503	3,972	3,503
Reserves		(73)	82	(46)	104
Retained profits		7,343	5,930	7,271	5,429
Convertible debentures	25	—	—	2,252	465
Perpetual capital notes	25	—	—	511	511

Total parent entity interest		11,242	9,515	13,960	10,012

Other equity interests:
New Zealand Class shares	25	471	471	—	—
Trust Originated Preferred Securities (TOPrSSM)	25	465	465	—	—
Fixed Interest Resettable Trust Securities (FIRsTS)	25	655	—	—	—
Trust Preferred Securities (TPS)	25	1,132	—	—	—

Total other equity interests		2,723	936	—	—

Total equity attributable to equity holders of Westpac Banking Corporation		13,965	10,451	13,960	10,012

Outside equity interests in controlled entities		31	17	—	—
Total equity		13,996	10,468	13,960	10,012

Contingent liabilities and credit commitments	34

The accompanying notes, numbered 1 to 44, form part of these financial statements for the purpose of Australian reporting requirements.

A summary of significant adjustments to net profit attributable to equity holders of Westpac Banking Corporation, total equity, total assets and total liabilities that would be required if US GAAP had been applied is disclosed in note 45.

Westpac Banking Corporation and its controlled entities

Statements of changes in equity

for the years ended 30 September

		Consolidated			Parent Entity
	Note	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m
Contributed equity
Ordinary shares
Balance at beginning of year		3,503	1,751	1,776	3,503	1,751
Shares issued:
Under the dividend reinvestment plan	25	382	17	18	382	17
Under employee share purchase and option schemes	25	87	10	13	87	10
Shares bought back	25	—	(25)	(56)	—	(25)
Transfer from share premium reserve (refer note 1 (a)i)		—	1,619	—	—	1,619
Transfer from capital redemption reserve (refer note 1 (a)i)		—	131	—	—	131

Balance at year end		3,972	3,503	1,751	3,972	3,503

New Zealand Class shares
Balance at beginning of year	25	471	482	482	—	—
Shares bought back	25	—	(11)	—	—	—

Balance at year end		471	471	482	—	—

Other equity instruments
Trust Originated Preferred Securities (TOPrS)	25	465	465	465	—	—

Fixed Interest Resettable Trust Securities (FIRsTS)
Securities issued during the year	25	667	—	—	—	—
Issue costs	25	(12)	—	—	—	—

Balance at year end		655	—	—	—	—

Trust Preferred Securities (TPS)
Securities issued during the year	25	1,145	—	—	—	—
Issue costs	25	(13)	—	—	—	—

Balance at year end		1,132	—	—	—	—

Convertible debentures	25
Balance at beginning of year		—	—	—	465	465
Debentures issued during the year		—	—	—	1,812	—
Issue costs		—	—	—	(25)	—

Balance at year end		—	—	—	2,252	465

Perpetual capital notes		—	—	—	511	511

Reserves(1)
Reserve fund
Balance at beginning of year		—	876	842	—	876
Transfer from retained profits		—	—	34	—	—
Transfer to retained profits (refer note 1 (a)i)		—	(876)	—	—	(876)

Balance at year end		—	—	876	—	—

Share premium reserve
Balance at beginning of year		—	1,651	2,012	—	1,651
Premium on shares issued		—	340	336	—	340
Premium on shares bought back		—	(372)	(697)	—	(372)
Transfer to share capital (refer note 1 (a)i)		—	(1,619)	—	—	(1,619)

Balance at year end		—	—	1,651	—	—

(1)
A description of the nature and function of each reserve account is provided in note 1 (g)iv.

Westpac Banking Corporation and its controlled entities

Statements of changes in equity

for the years ended 30 September

		Consolidated			Parent Entity
	Note	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m
Premises revaluation reserve
Balance at beginning of year		—	8	36	16	58
Transfer to retained profits of realised revaluation gains on sale of premises		—	(11)	(28)	(6)	(42)
Other adjustments		—	3	—	—	—

Balance at year end		—	—	8	10	16

Capital redemption reserve
Balance at beginning of year		—	135	135	—	131
Transfer to share capital (refer note 1 (a)i)		—	(131)	—	—	(131)
Other adjustments		—	(4)	—	—	—

Balance at year end		—	—	135	—	—

Foreign currency translation reserve
Balance at beginning of year		82	149	74	88	162
Transfer from retained profits		1	9	1	3	3
Foreign currency translation reserve adjustment		(156)	(76)	74	(147)	(77)

Balance at year end		(73)	82	149	(56)	88

Total reserves		(73)	82	2,819	(46)	104

Retained profits
Reported balance at previous year end		5,930	4,174	3,435	5,429	4,028
Change in accounting policy for providing for dividends		651	—	—	631	—

Balance at beginning of year		6,581	4,174	3,435	6,060	4,028
Transfer from reserve fund (refer note 1 (a)i)		—	876	—	—	876
Aggregate of amounts transferred (to)/from other reserves		(1)	2	(7)	3	39
Net profit attributable to equity holders of Westpac Banking Corporation		2,183	2,192	1,903	2,619	1,792
Ordinary dividends provided for or paid	7	(1,345)	(1,266)	(1,106)	(1,305)	(1,228)
Distributions on other equity instruments	7	(75)	(48)	(51)	(106)	(78)

Balance at year end		7,343	5,930	4,174	7,271	5,429

Total equity attributable to equity holders of Westpac Banking Corporation at year end		13,965	10,451	9,691	13,960	10,012

A description of the nature and function of each reserve account is provided in note 1 (g)iv. The accompanying notes, numbered 1 to 44, form part of these financial statements for the purpose of Australian reporting requirements.

A summary of significant adjustments to net profit attributable to equity holders of Westpac Banking Corporation, total equity, total assets and total liabilities that would be required if US GAAP had been applied is disclosed in note 45.

Westpac Banking Corporation and its controlled entities

Statements of cash flows

for the years ended 30 September

		Consolidated			Parent Entity
	Note	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m
Cash flows from operating activities
Interest received		9,948	9,130	10,080	9,948	8,925
Interest paid		(5,724)	(5,269)	(6,461)	(6,141)	(5,528)
Dividends received excluding life business		36	27	51	1,050	363
Other non-interest income received		4,151	3,711	3,367	4,001	3,702
Operating expenses paid		(3,318)	(3,291)	(3,330)	(3,045)	(3,313)
Net (increase)/decrease in trading securities		1,759	(791)	(143)	1,795	(791)
Income tax paid excluding life business		(1,131)	(699)	(527)	(870)	(454)
Life business:
Receipts from policyholders and customers		2,958	2,531	2,427	—	—
Interest and other items of similar nature		119	58	138	—	—
Dividends received		379	323	362	—	—
Payments to policyholders and suppliers		(3,025)	(1,961)	(2,249)	—	—
Income tax paid		(60)	(3)	(64)	—	—

Net cash provided by operating activities	43	6,092	3,766	3,651	6,738	2,904

Cash flows from investing activities
Proceeds from sale of investment securities		189	492	508	119	492
Proceeds from matured investment securities		1,260	335	139	713	333
Purchase of investment securities		(2,114)	(1,873)	(866)	(398)	(1,063)
Proceeds from securitised loans		247	2,472	202	247	2,472
Net (increase)/decrease in:
Due from other financial institutions		(698)	(212)	(1,598)	(858)	1,140
Loans		(25,942)	(25,501)	(13,304)	(25,480)	(25,613)
Life insurance assets		(186)	(316)	134	—	—
Regulatory deposits with central banks overseas		(58)	(19)	193	(55)	(17)
Due from controlled entities		—	—	—	(5,390)	(401)
Investments in controlled entities		—	—	—	(1,435)	(2,206)
Other assets		(1,497)	(967)	186	(1,238)	(620)
Purchase of fixed assets		(323)	(284)	(299)	(282)	(258)
Proceeds from disposal of fixed assets		85	262	171	71	192
Proceeds from disposal of other investments		8	246	—	8	40
Proceeds from repatriation of capital from controlled entities		—	—	—	2,567	—
Controlled entities acquired, net of cash acquired	43	(823)	(328)	5	—	—
Controlled entities and businesses disposed, net of cash held	43	360	2,136	44	296	1,716

Net cash used in investing activities		(29,492)	(23,557)	(14,485)	(31,115)	(23,793)

Cash flows from financing activities
Issue of loan capital		1,679	—	350	1,679	—
Redemption of loan capital		(978)	—	(813)	(978)	—
Proceeds from issue of ordinary shares		87	91	110	87	91
Proceeds from issue of New Zealand Class shares		—	—	203	—	—
Proceeds from issue of FIRsTS (net of issue costs $12 million)		655	—	—	655	—
Proceeds from issue of TPS (net of issue costs $13 million)		1,132	—	—	1,132	—
Buy-back of shares		—	(408)	(753)	—	(397)
Net increase/(decrease) in:
Due to other financial institutions		(695)	(949)	1,799	(1,333)	(970)
Deposits and public borrowings		19,384	20,095	3,553	19,560	20,364
Debt issues		3,658	2,495	7,007	1,220	(316)
Due to controlled entities		—	—	—	3,513	3,806
Other liabilities		(368)	46	447	(143)	(28)
Payment of distributions and dividends		(1,038)	(977)	(836)	(1,029)	(959)
Payment of dividends to outside equity interests		(2)	(2)	(1)	—	—

Net cash provided by financing activities		23,514	20,391	11,066	24,363	21,591

Net increase in cash and cash equivalents		114	600	232	(14)	702
Effect of exchange rate changes on cash and cash equivalents		3	(10)	11	1	4
Cash and cash equivalents at beginning of year		1,669	1,079	836	1,656	950

Cash and cash equivalents at year end	43	1,786	1,669	1,079	1,643	1,656

Details of the reconciliation of net cash provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation are provided in note 43. The accompanying notes, numbered 1 to 44, form part of these financial statements for the purpose of Australian reporting requirements.

A summary of significant adjustments to net profit attributable to equity holders of Westpac Banking Corporation, total equity, total assets and total liabilities that would be required if US GAAP had been applied is disclosed in note 45.

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

        In the year ended 30 September 2001, the financial report was also prepared in accordance with the provisions of the Deed of Settlement and the Bank of New South Wales Act of 1850 (as amended). Since 23 August 2002, the date on which Westpac Banking Corporation was registered as a public company limited by shares under the Corporations Act 2001, the Deed of Settlement and the Bank of New South Wales Act 1850 (as amended) ceased to apply. On that date, Westpac's ordinary shares ceased to have a par value and the balances in the share premium reserve and capital redemption reserve (previously required to be held under the Deed of Settlement, but no longer required under Westpac's new constitution or permitted under the Corporations Act 2001) were transferred to the share capital account. In addition, the balance of the reserve fund was transferred to retained profits.

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

ii. Consolidation

        The consolidated financial statements incorporate the assets and liabilities of all the entities controlled by the parent entity, Westpac Banking Corporation (Westpac), as at 30 September 2003 and the results of all controlled entities for the year then ended. Westpac and its controlled entities are referred to collectively as the "Group". The effects of all transactions between entities in the Group are eliminated.

        Where controlled entities have been acquired or sold during the year, their results have been included to the date of disposal or from the date of acquisition. Controlled entities are listed in note 38.

iii. Acquisition of assets

        Assets acquired including property, plant and equipment and intangibles, other than goodwill (refer note 1 (e)ix), are initially recorded at their cost of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

        Provisions for employee termination benefits and restructuring costs are recognised, or part thereof, on the basis described in the accounting policy for employee entitlements (refer note 1 (f)v) and restructuring (refer note 1 (f)viii).

iv. Currency

        All amounts are expressed in Australian dollars except where otherwise indicated. Assets and liabilities of overseas branches and controlled entities have been translated to Australian dollars at the mid-point closing rates of exchange at balance date. Income and expenses of overseas branches and controlled entities have been translated at average daily rates of exchange prevailing during the year. In the financial statements of Westpac, exchange differences arising on translation of Westpac's net investment in overseas branches, after allowing for foreign currency hedges, are reflected in the foreign currency translation reserve.

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

(b)
Revenue recognition

i. Interest income

        Interest income, including premiums and discounts on trading and investment securities, is brought to account on a yield to maturity basis. Interest relating to impaired loans is recognised as income only when received. When a loan is categorised as non-accrual, unpaid interest accrued since the last reporting date is reversed against interest income. Unpaid interest relating to prior reporting periods is either written off as a bad debt or specific provisions are made as necessary.

ii. Dividends on redeemable preference share finance

        Dividend income on redeemable preference share finance is included as part of interest income and is recorded in the statement of financial performance on an accruals basis.

iii. Leasing

        Finance leases are accounted for under the finance method whereby income is taken to account progressively over the life of the lease in proportion to the outstanding investment balance.

iv. Fees and commissions received

        Fee income is brought to account on an accruals basis. Front end and establishment fees, if material, are segregated between cost recovery and risk margin, with the risk margin being taken to income over the period of the loan or other risk. The balance of front end fees and establishment fees represent the recovery of costs and are taken to income when receivable.

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

vii. Proceeds from the sale of fixed assets

        Proceeds from the sale of fixed assets and the associated carrying value as at the date of sale are classified as non-interest income.

(c)
Expense recognition

i. Interest expense

        Interest expense, including premiums or discounts and associated issue expenses incurred on the issue of securities, is brought to account on a yield to maturity basis.

ii. Bad and doubtful debts

        Annual charge for bad and doubtful debts against profit reflects the movement in the general provision after allowing for transfers to or from specific provisions, write-offs and recoveries of debts previously written-off.

iii. Leasing

        Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred. Incentives received on entering into operating leases are recognised as liabilities and are charged to the statement of financial performance on a straight-line basis over the term of the lease.

iv. Fees and commissions paid

        External commissions and other costs paid to acquire mortgage loans through brokers are capitalised. These capitalised expenses are amortised over the average life of the loans to which they relate, which is approximately four years.

v. Wealth management acquisition costs

        Acquisition costs include the fixed and variable costs of acquiring new business principally in relation to the Group's life insurance and retail funds management business. Such costs are deferred and amortised where the business generated continues to be profitable. Deferred acquisition costs associated with life insurance business are recorded as a reduction in policy liabilities as required by AASB 1038 Life Insurance Business and are amortised in the statement of financial performance over the expected duration of the relevant policy sold. Deferred acquisition costs associated with the funds management business are recorded as an asset and are amortised in the statement of financial performance, on a straight-line basis over a period not exceeding the duration of the relevant product sold.

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

(e)
Assets

i. Cash and balances with central banks

        Cash and balances with central banks include cash at branches. They are brought to account at the face value or the gross value of the outstanding balance, where appropriate.

ii. Due from other financial institutions

        Receivables from other financial institutions include loans, nostro balances, certificates of deposit and settlement account balances due from other financial institutions. They are brought to account at the gross value of the outstanding balance.

iii. Trading and investment securities

        Trading securities are short and long term public, bank or other debt securities and equities, which are held for resale in day-to-day trading operations. Trading securities are recorded at their net fair value, generally based on quoted market prices or dealer quotes.

        Investment securities are public and other debt securities, which are either intended to be held-to-maturity or are available-for-sale, but not actively traded. They are initially recorded at cost, and subsequently at cost adjusted for any premium or discount amortisation. Losses related to the permanent diminution in value of investment securities are recognised in the statement of financial performance and the recorded values of those securities adjusted accordingly in the statement of financial position. Gains and losses on the sale of investment securities are calculated using the specific identification method.

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

iv. Loans, advances and other receivables

        Loans, advances and other receivables include overdrafts, home loans, credit card and other personal lending, term loans, leasing, bill financing, redeemable preference share finance and leveraged leases. They are carried at their recoverable amount represented by the gross value of the outstanding balance adjusted for the provision for bad and doubtful debts and unearned income.

        Security is obtained if, based on an evaluation of the customer's credit worthiness, it is considered necessary for the customer's overall borrowing facility. Security would normally consist of assets such as cash deposits, receivables, inventory, plant and equipment, real estate and investments.

Provision for bad and doubtful debts

        All known bad debts are written off against the provision in the year in which they are classified as irrecoverable. Bad debts, in respect of which no specific provision has been established, are written off against the general provision. Credit card and certain other consumer loan balances are normally written off when a payment is 180 days in arrears.

        A specific provision is raised as soon as a loan has been identified as doubtful and when the estimated repayment realisable from the borrower is likely to fall short of the amount of principal and interest outstanding. Such loans are treated as impaired assets and are included in note 14.

        A general provision is maintained to cover expected losses inherent in the existing overall credit portfolio (including off-balance sheet exposures), which are not yet identifiable. In determining the level of general provision, reference is made to historical experience, business conditions, the composition of the portfolio, industry best practices and publicly available default data.

Impaired assets

        The Group has disclosed in note 14 components of its loan portfolio that have been classified as impaired assets. In determining the impairment classification, the Group has adopted the Australian Prudential Regulation Authority (APRA) guidelines for classifying impaired assets, which consist of the following broad categories:

  •
  Non-accrual assets are assets where income may no longer be accrued ahead of its receipt because reasonable doubt exists as to the collectability of principal or interest. This includes exposures where contractual payments are 90 or more consecutive days in arrears, where security is insufficient to ensure payment and assets acquired through security enforcement.

  •
  Restructured assets are assets where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer.

        The Group also discloses interest received and estimated interest foregone during the year on the above non-accrual and restructured assets.

        Where repayment of a loan is dependent upon the sale of property held as security, the estimated realisable value of the loan is based on the current market value of the property, being the amount that would be realisable from a willing buyer to a willing seller, allowing a period of up to 12 months from commencement of selling to settlement.

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

vii. Investments in controlled entities and other investments

        Investments in controlled entities are initially recorded by Westpac in the statement of financial position at cost. Investments in controlled entities are written down to recoverable amounts where appropriate.

        Other investments which principally comprise unlisted shares in other companies, as shown in note 18 and detailed in note 39, are generally held as long term investments and are recorded at cost unless otherwise stated. Proceeds from the sale and the associated carrying value as at the date of the sale are classified as non-interest income.

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

ix. Goodwill

        Goodwill is the excess of purchase consideration, including incidental expenses associated with the acquisition, over the fair value of the identifiable net assets at the time of acquisition. Goodwill is amortised on a straight-line basis over 20 years, which is consistent with the minimum period of expected benefits. The carrying value of goodwill is reviewed every six months for impairment. If the carrying value of goodwill exceeds the value of the expected future benefits, the difference is expensed in the statement of financial performance.

x. Fixed assets

        Premises and sites are carried at cost less accumulated depreciation. Write-downs to recoverable value are recognised as an expense in the statement of financial performance. Independent valuations of premises and sites are obtained every three years with the most recent valuation undertaken in July 2001.

        Depreciation of buildings is calculated on a straight-line basis at rates appropriate to their estimated useful life, up to 67 years. The calculation is based on their original cost. The cost of improvements to leasehold premises is capitalised and amortised over the term of the initial lease, but not exceeding ten years.

        Furniture and equipment are shown at cost less accumulated depreciation, which is calculated on a straight-line basis at rates appropriate to their estimated useful life, ranging from three to 15 years.

        Internal and external costs directly incurred in the purchase or development of computer software, including subsequent upgrades and enhancements, are capitalised. Capitalised software is amortised over its expected life, which is usually three years but no greater than five years. Costs incurred on computer software maintenance are expensed as incurred.

(f)
Liabilities

i. Due to other financial institutions

        Due to other financial institutions includes deposits, vostro balances and settlement account balances due to other financial institutions. They are brought to account in the statement of financial position at the gross value of the outstanding balance.

ii. Deposits and public borrowings

        Deposits and public borrowings include non-interest bearing deposits repayable at call, certificates of deposit, interest bearing deposits, debentures and other funds raised publicly by a former controlled entity borrowing corporation. They are brought to account in the statement of financial position at the gross value of the outstanding balance.

iii. Debt issues and loan capital

        These are bonds, notes, commercial paper and debentures that have been issued by the Group and are recorded at cost, at cost adjusted for premium, or discount amortisation. Premiums or discounts, and associated issue expenses have been deferred and are being amortised to income over the life of the respective bonds or notes. Loan capital includes subordinated bonds, notes and debentures that qualify as tier 2 capital as defined by APRA for capital adequacy purposes.

iv. Life insurance policy liabilities and Margin on Services

        Life insurance policy liabilities are calculated in accordance with the principles of "Margin on Services" (MOS) methodology as set out in Actuarial Standard 1.03 "Valuation of Policy Liabilities" issued by the Life Insurance Actuarial Standards Board and in accordance with AASB 1038.

v. Employee entitlements

Wages and salaries and sick leave

        Liabilities for wages and salaries, including non-monetary benefits, and accumulating sick leave are recognised in other liabilities in respect of employee's services and are measured at the amounts expected to be paid when the liabilities are settled.

        No provision is made for non-vesting sick leave as the pattern of sick leave taken indicates that no additional liability will arise for non-vesting sick leave.

Annual leave and long service leave

        Obligations for annual leave and long service leave expected to be settled within 12 months of year end are recognised and measured at the amounts expected to be paid when the liabilities are settled.

        Liabilities for long service leave, annual leave and other deferred employee benefits expected to be settled more than 12 months from year end are recognised and measured at the present value of expected future payments expected to be made in respect of services provided by employees up to year end. Consideration is given to expected future wage and salary levels, experience of employee departure and periods of service. Expected future payments are discounted to their net present value using rates on Commonwealth Government securities with terms that match as closely as possible the estimated timing of future cash flows.

Employee benefit on-costs

        A liability is carried for on-costs, including payroll tax, in respect of provisions for certain employee benefits which attract such costs.

Termination benefits

        Liabilities for termination benefits, not in connection with the acquisition of an entity or operation, are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out. The liabilities for termination benefits are recognised in other creditors unless the amount or timing of the payment is uncertain, in which case they are recognised as provisions.

        Liabilities for termination benefits relating to an acquired entity or operation that arise as a consequence of acquisitions are recognised as at the date of acquisition if, at or before the acquisition date, the main features of the terminations were planned and a valid expectation had been raised in those employees affected that the termination would be carried out and this is supported by a detailed plan developed within three months of the acquisition or prior to the completion of the financial report, if earlier. These liabilities are disclosed in aggregate with other restructuring costs as a consequence of the acquisition.

        Liabilities for termination benefits expected to be settled within 12 months are measured at the amounts expected to be paid when they are settled. Amounts expected to be settled more than 12 months from the reporting date are measured as the estimated cash outflows, discounting using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future payments, where the effect of discounting is material.

vi. Provision for dividends

        In order to comply with AASB 1044 Provisions, Contingent Liabilities and Contingent Assets, Westpac changed its accounting policy for providing for dividends with effect from 1 October 2002. Provision for dividends are now only made for any dividends declared, determined or publicly recommended by the Directors on or before the end of the financial year but not distributed as at balance date. Refer to note 1 (h)vii for details of the change in accounting policy.

vii. Provision for leasehold premises

        The provision for leasehold premises covers net outgoings on certain unoccupied leased premises or sub-let premises where projected rental income falls short of rental expense. The liability is determined on the basis of the present value of net future cash flows.

viii. Provision for restructuring

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

        Reversals of part or all of a provision for restructuring relating to an acquisition because the costs are no longer expected to be incurred as planned, are adjusted against goodwill.

(g)
Equity

i. Ordinary shares

        Ordinary shares are recognised at the amount paid up per ordinary share. Following Westpac's change in incorporation in August 2002, Westpac's ordinary shares ceased to have a par value and the balances in the share premium reserve and capital redemption reserve were transferred to the share capital account.

ii. New Zealand Class shares

        New Zealand Class shares have been recognised as the total of the first instalment received and the present value of the second instalment on issue date, net of issue costs. A detailed description of New Zealand Class shares is provided in note 25.

iii. Other equity instruments

        Trust Originated Preferred Securities (TOPrS), Fixed Interest Resettable Trust Securities (FIRsTS), Trust Preferred Securities (TPS), convertible debentures and perpetual capital notes are recognised in the statement of financial position at the amount of consideration received, net of issue costs. The TOPrS, FIRsTS, TPS and the convertible debentures are translated into Australian currency using the rate of exchange on issue date. Distributions on the TOPrS, FIRsTS, TPS, convertible debentures and perpetual capital notes are recognised when entitlements are determined in accordance with the terms of each issue. A description of TOPrS, FIRsTS, TPS, convertible debentures and perpetual capital notes is provided in note 25.

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

        Share premium reserve:    in prior years, all premiums on the issue of new shares were credited, and premiums on shares bought back were debited, to the share premium reserve. The share premium reserve was available for the payment of dividends only where such dividends were satisfied by the issue of shares, fully paid, to shareholders. Following the change in Westpac's incorporation, the balance of the share premium reserve was transferred to the ordinary share capital account.

        Premises revaluation reserve:    comprises unrealised revaluation increases and decreases for premises and sites. Following the change in accounting policy for premises and sites in the year ended 2001 no further valuation adjustments will be taken to this reserve. The balance of the reserve has been transferred to retained profits as premises and sites are disposed of and gains are realised. The net unrealised gains reflected in this reserve would not normally be regarded as being available for payment of dividends until such gains are realised.

        Capital redemption reserve:    in accordance with the requirements of the former Deed of Settlement, $131 million was transferred in 1995 from retained profits to the capital redemption reserve upon redemption of 131.2 million preference shares. This reserve was not available for the payment of dividends. Following the change in Westpac's incorporation, the balance of the capital redemption reserve was transferred to the ordinary share capital account.

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

        Actuarially assessed surpluses in the Group's principal defined benefit employee superannuation schemes are recognised in the statement of financial position, representing a prepayment of contributions to the scheme (refer note 18). When the actuarial surplus in a principal employee superannuation scheme is initially recognised by the Group, it is recognised in the statement of financial performance.

        For the Group's defined benefit superannuation schemes, the cost recognised in the statement of financial performance comprises the current service cost, an interest cost and an expected return on plan assets. In addition, actuarial gains or losses which result from annual actuarial valuations, which exceed 10% of the greater of the present value of the defined benefit plan's obligations or the market value of the defined benefit plan assets, are spread on a straight-line basis over the expected remaining service period of members of the respective schemes.

        Superannuation costs for the Group's defined contribution schemes are recognised in the statement of financial performance and comprise contributions made by the Group.

ii. Employee option and share ownership schemes

        Certain employees are entitled to participate in option and share ownership schemes. Details of the schemes are described in note 26.

        Fair values have been ascribed to share options, performance options and performance share rights in accordance with Australian Securities and Investment Commission (ASIC) guidelines issued in June 2003 and are included in the amounts disclosed for remuneration of directors and executive officers in notes 41 and 42, where applicable. The fair value of share options, performance options and performance share rights has been estimated at grant date using a pricing model based on the Black-Scholes formula. The fair value is apportioned over the period from grant date to vesting date in determining the amounts to be disclosed in remuneration.

        No remuneration expense has been recognised in the statement of financial performance in respect of share options, performance options and performance share rights granted to employees. An estimate of this expense is disclosed in note 5.

        The excess in Westpac's share price over the exercise price of stock appreciation rights that have vested is recognised as a liability. Any change in the liability is charged to the statement of financial performance.

iii. Derivative financial instruments

Trading

        The positive or negative net fair values of trading derivative financial instruments are included in the statement of financial position under "other financial markets assets" and "other financial markets liabilities" respectively, as shown in notes 18 and 23.

        Traded derivative financial instruments including forwards, futures, options, forward purchases and sales of securities, entered into for trading purposes are valued at prevailing market rates. Interest rate and currency swap agreements are valued at their net present value after allowance for future costs and risk exposures.

Hedging

        Foreign exchange and interest rate forwards, futures, swaps and options entered into for hedging purposes are accounted for in a manner consistent with the accounting treatment of the underlying hedged item. To qualify as a hedge, the swap, forward, futures or option position must be designated as a hedge and be effective in reducing the market risk of an existing asset, liability, firm commitment, or anticipated transaction where there is a high probability of the transaction occurring and the extent, term and nature of the exposure is capable of being estimated. Effectiveness of the hedge is evaluated on an initial and ongoing basis by comparing the correlation of the change in market or fair value of the hedge with the change in value of the hedged item.

        If a hedge contract is terminated early, any resulting gain or loss is deferred and amortised over the periods corresponding to the hedged item. Where the hedged item ceases to exist, the corresponding derivative hedge contract is settled, redesignated or closed out and any resulting unrecognised gains and losses are recorded in the statement of financial performance.

iv. Loan securitisation

        The Group, through its loan securitisation program, packages and sells loans (principally housing mortgage loans) as securities to investors. In such transactions the Group receives fees for various services provided to the program on an arm's length basis, including servicing fees, management fees and trustee fees. These fees are recognised over the period in which the relevant costs are borne. The Group also provides arm's length interest rate swaps and liquidity facilities to the program in accordance with APRA Prudential Guidelines. In addition, the Group may receive residual income, comprising mortgage loan interest (net of swap payments) not due to the investors less trust expenses.

        The timing and amount of the swap cash flows and the residual income cannot be reliably measured because of the significant uncertainties inherent in estimating future repayment rates on the underlying mortgage loans and the mortgage loan interest margins. Consequently, the swaps and the residual income receivable are not recognised as assets and no gain is recognised when loans are sold. The swap income/expense and residual income are therefore recognised when receivable/payable. The residual income is included in other non-risk fee income as profit on the sale of loans.

v. Funds management and trust activities

        Certain controlled entities within the Group conduct investment management and other fiduciary activities as responsible entity, trustee, custodian or manager on behalf of individuals, trusts, retirement benefit plans and other institutions. These activities involve the management of assets in investment schemes and superannuation funds, and the holding or placing of assets on behalf of third parties. These assets are not included in the consolidated financial statements.

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

        The Group also manages life insurance statutory fund assets that are included in the consolidated financial statements, refer note 1 (e)viii. As at 30 September 2003, the total value of assets under discretionary management by the Group was approximately $45.2 billion (2002 $33.0 billion), including $36.1 billion (2002 $26.2 billion) that have not been included in the consolidated financial statements.

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

vii. Changes in accounting policy—2003

Providing for dividends

        A provision is only made for dividends declared, determined or publicly recommended by the Directors on or before the end of the financial year, but not distributed as at balance date.

        The above policy was adopted with effect from 1 October 2002 to comply with the new Australian accounting standard AASB 1044 Provisions, Contingent Liabilities and Contingent Assets. In previous reporting periods, in addition to providing for any dividends declared, determined or publicly recommended by the Directors on or before the end of the financial year, but not distributed at balance date, a provision was made for dividends to be paid out of retained profits at the end of the financial year where the dividend was proposed, recommended or declared between the end of the financial year and the completion of the financial report.

        An adjustment of $651 million was made against the consolidated retained profits (parent entity $631 million) at the beginning of the financial year to reverse the amount provided as at 30 September 2002 for the proposed final dividend for the year ended on that date. This adjustment reduced consolidated provisions and total liabilities at the beginning of the financial year by $651 million (parent entity $631 million) with corresponding increases in net assets, retained profits, total equity and the total dividends provided for or paid during the current financial year.

        The restatement of consolidated and parent entity retained profits, provisions and total dividends provided for or paid during the year set out below show the information that would have been disclosed had the new accounting policy always been applied.

	Consolidated			Parent Entity
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m
		(Restated)	(Restated)		(Restated)
Restatement of retained profits
Reported retained profits at the end of the previous financial year	5,930	4,174	3,435	5,429	4,028
Change in accounting policy for providing for dividends	651	577	512	631	560

Restated retained profits at the beginning of year	6,581	4,751	3,947	6,060	4,588
Net profit attributable to equity holders of Westpac Banking Corporation	2,183	2,192	1,903	2,619	1,792

Total available for distribution	8,764	6,943	5,850	8,679	6,380
Transfer from reserve fund	—	876	—	—	876
Aggregate of amounts transferred (to)/from other reserves	(1)	2	(7)	3	39
Restated dividends provided for or paid	(1,345)	(1,192)	(1,041)	(1,305)	(1,157)
Distributions on other equity instruments	(75)	(48)	(51)	(106)	(78)

Restated retained profits at year end	7,343	6,581	4,751	7,271	6,060

Restatement of dividends provided for or paid
Reported dividends provided or paid during the year	1,345	1,266	1,106	1,305	1,228
Adjustment for change in accounting policy	—	(74)	(65)	—	(71)

Restated dividends provided for or paid during the year	1,345	1,192	1,041	1,305	1,157

Restatement of liabilities—provisions
Reported carrying amount	462	1,093	1,038	389	1,049
Adjustment for change in accounting policy	—	(651)	(577)	—	(651)

Restated carrying amount—provisions	462	442	461	389	398

Employee option and share ownership schemes

        For the year ended 30 September 2003, the Group has applied the guidelines issued by ASIC in June 2003 (Valuing options for directors and executives) in disclosing the remuneration of its directors and executive officers. The guidelines prescribe that amounts disclosed for remuneration of directors and executive officers include the fair value of share options, performance options, performance share rights and stock appreciation rights (together "equity based remuneration") granted. Share options, performance options and performance share rights are valued at grant date and the value apportioned over the period from grant date to vesting date. The value included for stock appreciation rights is the increase in value of the vested rights in each year. The fair value of share options, performance options and performance share rights has been estimated at grant date using a pricing model based on the Black-Scholes formula. The ASIC guidelines were adopted to provide greater transparency of the remuneration of the Group's directors and executive officers.

        The amounts included in remuneration for each year in relation to the fair value of equity based remuneration is set out in notes 41 and 42. Comparatives, where applicable, have been restated to present the comparative amounts on a consistent basis with the current period.

viii. Changes in accounting policy—2002

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

        During September 2002, the Group's wealth management business was restructured. The restructure included transferring ownership of the controlled entity of the life company to a non-life company and accordingly, into an accrual accounting environment (as at 30 September 2002, the Group's life company did not have an investment in any controlled entities). As a consequence, the Group changed its accounting policy in respect of acquisition expenses, such that acquisition expenses for profitable business were deferred and amortised over a period not exceeding the expected duration of the relevant product or policy sold. In an accrual accounting environment, the deferral and amortisation of wealth management acquisition costs provides more relevant information about the financial performance of the underlying business. Accordingly, effective from 1 October 2001 the Group recognised an asset of $119 million in the statement of financial position, representing life insurance and funds management acquisition costs which were previously expensed. Had this policy always been applied, deferred acquisition costs of $71 million would have been recognised as an asset for the year ended 30 September 2001.

Superannuation

        Effective from 1 October 2001, the Group changed its accounting policy in respect of superannuation to adopt the principles of IAS 19 Employee Benefits. The Group's previous superannuation accounting policy was based on the principles of UK accounting standard SSAP 24 Accounting for Pension Costs. The Group's policy was changed after a new standard was released in the UK to replace SSAP 24. Consistent with the requirements of AASB 1001 Accounting Policies and in anticipation of the international harmonisation of Australia's accounting standards by 2005, the Group adopted the principles of IAS 19.

        The impact of the change in superannuation accounting policy was to write down the related asset and recognise a charge of $221 million before tax ($160 million after tax) in the 2002 statement of financial performance. Comparatives were not restated, as it was not practical to do so.

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

        On 1 October 2001, the net carrying amount of capitalised start-up costs of $44 million, was expensed in the statement of financial performance. During the year to 30 September 2002 a further $92 million was expensed relating to current year start-up costs. Had this new accounting policy always been applied, additional start-up costs of $44 million would have been recognised for the year ended 30 September 2001.

Earnings per share

        Revised Australian accounting standard AASB 1027 Earnings Per Share has been applied from the year ended 30 September 2002. The standard introduced changes to the method of calculating diluted earnings per share. In previous years, diluted earnings per share included notional earnings related to dilutive options had they been exercised. This is not a requirement of the revised standard as the determination of the weighted average number of shares has been revised to include only potential ordinary shares assumed to have been issued for no consideration.

        These changes have not had a material impact on earnings per share. Comparatives, where applicable were restated to present the comparative amounts on a consistent basis.

ix. Recent accounting developments

        In July 2002, the Financial Reporting Council (FRC) of Australia formally announced the adoption of International Financial Reporting Standards (IFRS) for all Australian reporting entities for financial years beginning on or after 1 January 2005. The Group's first reporting period under IFRS will be the financial year commencing 1 October 2005. Currently a number of IFRSs have not been released in final form and revisions are still being made by the International Accounting Standards Board (IASB). As such it is currently not possible to estimate the effect of adoption of IFRSs on the Group's future results.

        The application of revised Australian accounting standard AASB 1020 Income Taxes, has been deferred in line with the announcement by the FRC to adopt IFRS in 2005. The revised standard will now apply to the Group from 1 October 2005. The Group does not currently expect to elect to adopt this standard early.

Its application is not expected to significantly affect the Group's deferred tax balances or income tax expense when adopted.

x. Rounding of amounts

        In accordance with ASIC Class Order 98/0100, all amounts have been rounded to the nearest million dollars unless otherwise stated.

Note 2. Revenue

	Consolidated			Parent Entity
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m
Revenue from operating activities
Interest income	10,024	9,220	10,258	9,992	8,954
Fees and commissions received	2,515	2,266	2,099	2,692	2,393
Proceeds from sale of investment securities	189	492	508	119	492
Wealth management revenue	1,293	108	566	—	—
Other income	387	92	370	1,529	215

Total revenue from operating activities	14,408	12,178	13,801	14,332	12,054

Revenue from outside the operating activities
Proceeds from sale of fixed assets	85	262	171	71	192
Proceeds from sale of controlled entities and businesses	360	2,594	76	296	1,716
Proceeds from sale of other investments	8	246	2	8	40

Total revenue from outside the operating activities	453	3,102	249	375	1,948

Total revenue	14,861	15,280	14,050	14,707	14,002

Note 3. Interest

	Consolidated			Parent Entity
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m
Interest income
Loans	8,818	8,138	9,081	8,781	7,413
Deposits with other financial institutions	291	210	230	178	184
Trading securities	418	474	506	418	472
Investment securities	187	140	195	107	129
Regulatory deposits with central banks overseas	6	8	29	6	8
Dividends on redeemable preference share finance	295	244	209	—	—
Controlled entities	—	—	—	493	743
Other	9	6	8	9	5

Total interest income	10,024	9,220	10,258	9,992	8,954

Interest expense
Current and term deposits	4,509	3,600	3,755	4,479	3,579
Deposits from other financial institutions	130	179	288	129	178
Debt issues	829	924	1,412	658	715
Public borrowings by controlled entity borrowing corporations	—	152	345	—	—
Loan capital	157	201	351	157	201
Controlled entities	—	—	—	609	756
Other	55	18	56	52	16

Total interest expense	5,680	5,074	6,207	6,084	5,445

Note 4. Non-interest income

	Consolidated			Parent Entity
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m
Fees and commissions received
Lending fees (loan and risk)	764	737	682	761	734
Transaction fees and commissions received	1,479	1,284	1,208	1,465	1,255
Service and management fees	16	7	5	83	91
Other non-risk fee income(1)	256	238	204	383	313

Total fees and commissions received	2,515	2,266	2,099	2,692	2,393

Fees and commissions paid	(679)	(560)	(485)	(674)	(547)

Proceeds from sale of assets
Fixed assets	85	262	171	71	192
Investment securities	189	492	508	119	492
Controlled entities and businesses	360	2,594	76	296	1,716
Other investments	8	246	2	8	40

Total proceeds from sale of assets	642	3,594	757	494	2,440

Carrying value of assets sold
Fixed assets	(76)	(232)	(167)	(61)	(138)
Investment securities	(189)	(491)	(507)	(119)	(491)
Controlled entities and businesses	(358)	(1,843)	(43)	(296)	(978)
Other investments	(2)	(194)	(2)	(2)	(37)

Total carrying value of assets sold	(625)	(2,760)	(719)	(478)	(1,644)

Wealth management operating income
Wealth management revenue	1,293	108	566	—	—
Life insurance claims and change in policy liabilities	(547)	238	(51)	—	—

Total wealth management operating income	746	346	515	—	—

Other income
Trading income:
Foreign exchange income	261	234	317	239	219
Trading securities	7	1	23	7	1
Other financial instruments	(1)	(12)	(66)	4	15
Rental income	10	10	11	5	3
General insurance commissions and premiums earned (net of claims)	85	71	48	17	11
Dividends received from controlled entities	—	—	—	1,014	153
Dividends received from other entities	36	27	51	36	26
Cost of hedging overseas operations	(52)	(30)	(17)	(58)	(25)
Write-down in investment securities	—	(199)	—	—	(199)
Other	41	(10)	3	265	11

Total other income	387	92	370	1,529	215

Total non-interest income	2,986	2,978	2,537	3,563	2,857

Wealth management operating income comprised
Premium income and management fees(2)	433	317	260	—	—
Funds management income	354	223	184	—	—
Claims expenses (net of recoveries)	(131)	(84)	(85)	—	—
Investment revenue	506	(171)	(11)	—	—
Life insurance policy liabilities expense	(411)	328	40	—	—
Amortisation of business in force	(5)	(6)	(6)	—	—

Operating income	746	607	382	—	—
Change in excess of net embedded value over net assets of life insurance controlled entities before tax(3)	—	(261)	133	—	—

Total wealth management operating income	746	346	515	—	—

(1)
This included $25 million received as residual income and classified as profit on sale of housing loans pursuant to the securitisation program (2002 $20 million, 2001 $26 million).

(2)
This included a charge of $7 million (2002 $47 million, 2001 $41 million) in respect of income tax on policyholders' earnings.

(3)
The charge of $261 million in 2002 is related to the restructure of Westpac's wealth management business, and is partially offset by the reinstatement of deferred acquisition costs of $119 million following the change in accounting policy relating to wealth management acquisition costs (refer to note 1 (h)viii). The deferred acquisition costs have been included in "Life insurance policy liabilities" in accordance with AASB 1038 where they relate to Westpac's life business, and "deferred expenditure" (refer note 18) where they relate to Westpac's funds management business. The net charge to the Group as the result of the change in wealth management accounting in 2002 was $142 million before tax.

Note 5. Operating expenses excluding bad and doubtful debts

	Consolidated			Parent Entity
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m
Salaries and other staff expenses
Salaries and wages	1,345	1,226	1,287	1,157	1,064
Employee entitlements	118	114	117	101	99
Superannuation expense(1)	108	250	23	104	250
Payroll tax	83	70	74	69	58
Fringe benefits tax	27	30	36	24	28
Restructuring costs(2)	39	45	72	38	42
Other	116	94	135	150	144

Total salaries and other staff expenses	1,836	1,829	1,744	1,643	1,685

Equipment and occupancy expenses
Operating lease rentals	239	245	282	240	258
Depreciation and amortisation:
Premises and sites	3	4	11	1	2
Leasehold improvements	32	29	31	22	21
Furniture and equipment	53	54	49	44	46
Computer software and technology	162	186	204	148	168
Equipment repairs and maintenance	55	44	55	48	40
Electricity, water and rates	8	7	5	4	4
Land tax	8	1	2	8	1
Restructuring costs(2)	—	6	—	—	6
Other	36	13	9	32	9

Total equipment and occupancy expenses	596	589	648	547	555

Other expenses
Amortisation of goodwill (refer note 1 (e)ix)	163	100	98	98	95
Amortisation of deferred expenditure (refer note 18)	14	27	22	9	22
Non-lending losses	63	77	58	73	75
Consultancy fees, computer software maintenance and
other professional services	338	213	298	265	169
Stationery	78	86	91	65	72
Postage and freight	102	107	74	90	93
Telecommunication costs	19	33	58	14	27
Insurance	17	12	11	16	12
Advertising	88	69	89	74	67
Transaction taxes	4	4	10	2	4
Training	21	19	15	20	18
Travel	53	48	51	47	43
Outsourcing costs including start-up costs(3)	499	626	276	483	600
Restructuring costs(2)	1	86	—	1	86
Other	34	70	27	382	206

Total other expenses	1,494	1,577	1,178	1,639	1,589

Total operating expenses excluding bad and doubtful debts	3,926	3,995	3,570	3,829	3,829

(1)
This included a $221 million superannuation prepayment adjustment in 2002 relating to the adoption of the principles of IAS 19 (refer note 1 (h)viii).

(2)
Restructuring costs in 2002 included integration costs of $86 million relating to the Group's wealth management business.

(3)
This included $136 million in 2002 relating to the start-up costs of the Group's information technology and telecommunications agreement.

        Fair value of share options, performance options and performance share rights not recognised as an expense:

	Consolidated			Parent Entity
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m
Fair value of share options, performance options and performance share rights	33	31	30	33	31

        The amounts in the table represent the fair value of the equity instruments shown using their estimated fair value at grant date recognised over their normal vesting period (or date of exercise if earlier). The value incorporates a discount for estimated lapsing, which is subsequently amended for actual lapse experience. The fair value of the equity instruments has been estimated at grant date using a pricing model applying the theoretical framework underlying the Black-Scholes formula, appropriately adapted to reflect the vesting and performance hurdle features of the grants. The assumptions used in the model for 2003 include a risk free interest rate of 5.5% (2002 5.4%, 2001 5.1%), a dividend yield on Westpac shares of 4% (2002 4%, 2001 4%), a volatility in Westpac's share price of 19% (2002 18%, 2001 20%) and an expected average life of options of 7 years (2002 7 years, 2001 7 years) and for performance share rights a life of up to 4 years (2002 and 2001 not applicable).

Note 6. Income tax

	Consolidated			Parent Entity
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m
Reconciliation of income tax expense shown in the statement of financial performance with prima facie tax payable on pre-tax profit from ordinary activities
Profit from ordinary activities before income tax expense	2,919	2,668	2,585	3,161	2,179

Prima facie income tax based on the company tax rate of 30% (2002 30%, 2001 34%) in Australia	876	800	879	948	654
Add/(less) tax effect of permanent differences
Change in tax rate(1)	—	—	1	—	—
Rebateable and exempt dividends	(88)	(127)	(97)	(319)	(108)
Tax losses not/(now) tax effected	10	69	(28)	7	69
Timing differences not/(now) tax effected	(6)	—	1	(5)	—
Life insurance:
Tax adjustment on policyholders' earnings(2)	5	(33)	(27)	—	—
Adjustment for life business tax rates	(19)	(25)	(19)	—	—
Change in excess of net market value over net assets of life insurance controlled entities	—	18	(16)	—	—
Gain on sale of controlled entities and businesses	—	(226)	—	—	(236)
Other non-assessable items	(146)	(47)	(30)	(161)	(52)
Other non-deductible items	84	44	29	40	40
Adjustment for overseas tax rates	2	19	(17)	4	11
Prior financial year adjustments	(21)	(24)	2	2	(30)
Other items	31	3	(1)	26	39

Total income tax expense attributable to profit from ordinary activities	728	471	677	542	387

Income tax analysis
Income tax expense attributable to profit from ordinary activities comprised
Current income tax:
Australia	831	771	674	668	593
Overseas	139	143	83	94	126

	970	914	757	762	719

Deferred income tax:
Australia	(149)	(391)	(104)	(153)	(278)
Overseas	(72)	(28)	22	(69)	(24)

	(221)	(419)	(82)	(222)	(302)

(Over)/under provision in prior years:
Australia	(35)	(20)	12	(12)	(24)
Overseas	14	(4)	(10)	14	(6)

	(21)	(24)	2	2	(30)

Total Australia	647	360	582	503	291

Total overseas	81	111	95	39	96

Total income tax expense attributable to profit from ordinary activities	728	471	677	542	387

(1)
The company tax rate in Australia reduced from 34% to 30%, effective for the Group for the year beginning 1 October 2001. The net impact was based on when timing differences were expected to reverse.

(2)
In accordance with the requirements of AASB 1038, the Group's income tax expense for the year ended 30 September 2003 included a charge of $7 million (2002 credit of $47 million, 2001 charge of $41 million) in respect of income tax on policyholders' earnings, $2 million (2002 credit of $14 million, 2001 credit of $14 million) of which is the prima facie income tax above and the balance of $5 million (2002 credit of $33 million, 2001 credit of $27 million) shown here.

        Westpac and its wholly owned Australian subsidiaries have not formally decided to implement the tax consolidation legislation as at 30 September 2003. The entities intend to enter into a tax sharing agreement, but details of this agreement are yet to be finalised. When Westpac implements the tax consolidation legislation, as the head entity in the tax consolidation group, it will recognise current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in the Group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable and payable under the tax sharing agreement will be recognised separately by Westpac as tax-related amounts receivable or payable. The impact of the tax consolidation legislation on the Group's financial performance and position is not expected to be material.

Note 7. Dividends and distributions provided for or paid

	Consolidated			Parent Entity
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m
Ordinary dividends(1)
Interim ordinary dividend paid:
Ordinary shares 38 cents per share (2002 34 cents per share, 2001 30 cents per share) all fully franked	673	597	520	673	597
New Zealand Class shares 38 cents per share (2002 34 cents per share, 2001 30 cents per share) all fully imputed	20	18	16	—	—
Final ordinary dividend provided for or paid:
2002 ordinary shares 36 cents per share (2001 32 cents per share) all fully franked(2)	632	631	560	632	631
2002 New Zealand Class shares 36 cents per share (2001 32 cents per share) all fully imputed(2)	20	20	17	—	—
(Over) provision of dividend in prior years	—	—	(7)	—	—

Total ordinary dividends provided for or paid	1,345	1,266	1,106	1,305	1,228

Distributions on other equity instruments
Distributions provided for or paid:
TOPrS	41	48	51	—	—
FIRsTS	34	—	—	—	—
Convertible debentures	—	—	—	75	48
Perpetual capital notes	—	—	—	31	30

Total distributions on other equity instruments	75	48	51	106	78

Dividends not recognised at year end(1)
Since year end the Directors have recommended the payment of the following ordinary final dividend:
Ordinary shares 40 cents per share fully franked	715	—	—	715	—
New Zealand Class shares 40 cents per share fully imputed	21	—	—	—	—

	736	—	—	715	—

Franking account balance
Franking account balance at year end	617	104	2
Franking credits arising from payment of current income tax payable	303	466	353
Franking credits utilised for payment of proposed final dividend	(308)	(270)	(240)

Adjusted franking account balance at year end	612	300	115

(1)
Following the change in accounting policy for providing for dividends, as set out in note 1 (h)vii, a liability has not been recognised for the recommended final dividend as at 30 September 2003, payable on 19 December 2003 out of retained profits.

(2)
Due to the change in accounting policy for dividend provisions, dividends previously provided for in the year ended 30 September 2002 are now also shown as paid in the year ended 30 September 2003 subject to adjustment for under provision of $1 million in 2002.

Note 8. Earnings per ordinary share

	Consolidated
	2003		2002		2001
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($million)
Net profit	2,191	2,191	2,197	2,197	1,908	1,908
Net profit attributable to outside equity interests	(8)	(8)	(5)	(5)	(5)	(5)
TOPrS distribution	(41)	(41)	(48)	(48)	(51)	(51)
FIRsTS distribution	(34)	(34)	—	—	—	—

Earnings	2,108	2,108	2,144	2,144	1,852	1,852

Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	1,824	1,824	1,812	1,812	1,801	1,801
Potential dilutive adjustment:
Exercise of options	—	4	—	7	—	8

Total weighted average number of ordinary shares	1,824	1,828	1,812	1,819	1,801	1,809

Earnings per ordinary share (cents)	115.6	115.3	118.3	117.9	102.8	102.4

        During the year ended 30 September 2003, 8,540,979 (2002 9,742,767) options and performance share rights were converted to ordinary shares. The diluted earnings per share calculation included that portion of these options and performance share rights assumed to be issued for nil consideration, weighted with reference to the date of conversion. The estimated weighted average number included was 1,516,098 (2002 1,774,778). The exercise prices of all options are included in note 26. In determining diluted earnings per share, options with an exercise price greater than the market price of Westpac shares as at 30 September 2003 have not been included, as these were not considered dilutive.

        Subsequent to 30 September 2003, nil options and performance share rights were granted (2002 155,000 options) to employees under the Westpac Performance Plan.

Information concerning the classification of securities

New Zealand Class shares (NZ Class shares)

        NZ Class shares are considered to be akin to Westpac ordinary shares and have been classified as ordinary shares and included in the determination of basic earnings per share. Refer to note 25 for further details.

Options and performance share rights

        Options granted to employees under the Westpac Performance Plan, Chief Executive Share Option Agreement, General Management Share Option Plan and Senior Officers' Share Purchase Scheme are considered to be potentially ordinary shares and have been included in the determination of diluted earnings per share. The options and performance share rights have not been included in the determination of basic earnings per share. Refer to note 26 for further details.

TOPrS

        TOPrS are included in equity, but are not considered ordinary or potential ordinary shares for the purposes of determining reported basic and diluted earnings per share. TOPrS may convert into a fixed number of non-cumulative preference shares on the occurrence of certain events or after 50 years from the date of issue, with the same distribution entitlements as the TOPrS. These non-cumulative preference shares would be classed as a separate category of ordinary shares for the purposes of determining earnings per share and would not have a dilutive impact on the reported earnings per share of the existing ordinary shares.

FIRsTS

        FIRsTS are included in equity, but are not considered ordinary shares. As FIRsTS can be exchanged into ordinary shares if a tax or regulatory event occurs or automatically converted in the event of default any dilutive impact must be considered. For the year ended 30 September 2003 FIRsTS were not dilutive.

TPS

        TPS are included in equity, but are not considered ordinary or potential ordinary shares for the purposes of determining reported basic and diluted earnings per share. TPS may convert into a fixed number of non-cumulative preference shares on the occurrence of certain events or after 50 years from the date of issue, with the same distribution entitlements as the TPS. These non-cumulative preference shares would be classed as a separate category of ordinary shares for the purposes of determining earnings per share and would not have a dilutive impact on the reported earnings per share of the existing ordinary shares. No distributions were made during the year ended 30 September 2003.

Note 9. Due from other financial institutions

	Consolidated		Parent Entity
	2003 $m	2002 $m	2003 $m	2002 $m
Australia
Interest earning	2,728	3,285	1,328	1,883
Non-interest earning	82	16	73	15

Total Australia	2,810	3,301	1,401	1,898

Overseas
Interest earning	3,131	1,813	3,044	1,524
Non-interest earning	94	128	86	121

Total overseas	3,225	1,941	3,130	1,645

Total due from other financial institutions	6,035	5,242	4,531	3,543

Note 10. Trading securities

	Consolidated		Parent Entity
	2003 $m	2002 $m	2003 $m	2002 $m
Listed securities
Australian public securities:
Commonwealth securities	770	1,710	770	1,710
Semi-government securities	3,674	3,567	3,674	3,567
Australian equity securities	719	680	698	680
Australian debt securities	52	26	51	26
Overseas public securities	1,203	1,002	1,203	1,002
Overseas debt securities	116	205	116	205

Total listed securities	6,534	7,190	6,512	7,190

Unlisted securities
Australian public securities:
Treasury notes	—	592	—	592
Semi-government securities	—	1	—	1
Australian debt securities	2,107	2,042	2,107	2,042
Overseas public securities	15	—	15	—
Overseas debt securities	137	818	137	818

Total unlisted securities	2,259	3,453	2,259	3,453

Total trading securities	8,793	10,643	8,771	10,643

        As at 30 September 2003, the Group's trading securities included $2 million in unrealised losses (2002 $42 million unrealised gains).

Note 11. Investment securities

	Consolidated
	2003		2002		2001
	Book Value $m	Market Value $m	Book Value $m	Market Value $m	Book Value $m	Market Value $m
Listed securities
Overseas public securities	17	17	6	6	6	6
Overseas debt securities	511	483	1,076	984	1,504	1,435

Total listed securities	528	500	1,082	990	1,510	1,441

Unlisted securities
Australian debt securities:
Mortgage backed securities	798	798	832	832	567	568
Other debt securities	156	158	132	137	257	260
Overseas public securities	112	112	116	116	131	131
Overseas debt securities	2,062	2,177	1,151	1,141	495	414

Total unlisted securities	3,128	3,245	2,231	2,226	1,450	1,373

Total investment securities	3,656	3,745	3,313	3,216	2,960	2,814

	Parent Entity
	2003		2002		2001
	Book Value $m	Market Value $m	Book Value $m	Market Value $m	Book Value $m	Market Value $m
Listed securities
Overseas public securities	17	17	6	6	6	6
Overseas debt securities	511	483	1,076	984	1,504	1,435

Total listed securities	528	500	1,082	990	1,510	1,441

Unlisted securities
Australian debt securities:
Mortgage backed securities	798	798	832	832	567	568
Other debt securities	156	158	130	135	257	260
Overseas public securities	26	26	45	45	39	39
Overseas debt securities	259	260	334	324	494	414

Total unlisted securities	1,239	1,242	1,341	1,336	1,357	1,281

Total investment securities	1,767	1,742	2,423	2,326	2,867	2,722

        Other than securities issued by the Australian Commonwealth or State Governments, the Group held no trading and investment securities of a single issuer, the book value of which, in aggregate, exceeded 10% of total equity as at 30 September 2003.

        Maturities of the Group's investment securities were as follows:

	Less than 1 Year $m	Between 1 and 5 Years $m	Between 5 and 10 Years $m	Over 10 Years $m	Total $m
2003 Book value
Australian debt securities:
Mortgage backed securities	225	573	—	—	798
Other debt securities	5	101	50	—	156
Overseas public securities	126	3	—	—	129
Overseas debt securities	94	2,269	198	12	2,573

Total book value by maturity	450	2,946	248	12	3,656

Total market value by maturity	451	3,040	245	9	3,745

2002 Book value
Australian debt securities:
Mortgage backed securities	51	666	115	—	832
Other debt securities	—	112	20	—	132
Overseas public securities	113	6	3	—	122
Overseas debt securities	124	1,596	478	29	2,227

Total book value by maturity	288	2,380	616	29	3,313

Total market value by maturity	286	2,336	564	30	3,216

        The following table provides an analysis of the difference between book value (lower of amortised cost and recoverable amount) and market value of the Group's investment securities as at 30 September.

	2003				2002
	Book Value $m	Unrealised Gains $m	Unrealised Losses $m	Market Value $m	Book Value $m	Unrealised Gains $m	Unrealised Losses $m	Market Value $m
Listed securities
Overseas public securities	17	—	—	17	6	—	—	6
Overseas debt securities	511	—	(28)	483	1,076	—	(92)	984

Total listed securities	528	—	(28)	500	1,082	—	(92)	990

Unlisted securities
Australian debt securities:
Mortgage backed securities	798	—	—	798	832	—	—	832
Other debt securities	156	2	—	158	132	5	—	137
Overseas public securities	112	—	—	112	116	—	—	116
Overseas debt securities	2,062	118	(3)	2,177	1,151	—	(10)	1,141

Total unlisted securities	3,128	120	(3)	3,245	2,231	5	(10)	2,226

Total listed and unlisted securities	3,656	120	(31)	3,745	3,313	5	(102)	3,216

	2003 $m	2002 $m	2001 $m
Details of sales of investment securities during the year were as follows:
Proceeds from sales	189	492	508
Gross gains realised on sales	—	1	5

        The following table shows the weighted average carrying yield for each range of investment securities as at 30 September 2003. There were no tax-exempt securities.

	Within 1 Year %	Between 1 and 5 Years %	Between 5 and 10 Years %	Over 10 Years %	Total %
Australian debt securities:
Mortgage backed securities	5.4	5.2	—	—	5.2
Other debt securities	5.6	5.6	5.9	—	5.7
Overseas public securities	9.2	3.2	—	—	4.0
Overseas debt securities	3.6	4.9	3.6	3.2	4.8

Total investment securities	5.9	4.7	3.6	3.2	4.8

Note 12. Loans

	Consolidated		Parent Entity
	2003 $m	2002 $m	2003 $m	2002 $m
Loans are classified based on the location of the lending office.
Australia
Overdrafts	3,108	3,007	3,108	3,007
Credit card outstandings	4,545	4,131	4,545	4,131
Overnight and at call money market loans	132	306	132	306
Own acceptances discounted	10,792	13,025	10,551	12,803
Term loans:
Housing	69,668	60,445	69,668	60,445
Non-housing	35,876	22,866	36,049	22,880
Finance leases	3,274	1,812	3,137	1,690
Margin lending	1,590	560	517	560
Other	1,957	1,650	1,959	1,486

Total Australia	130,942	107,802	129,666	107,308

New Zealand
Overdrafts	947	875	947	875
Credit card outstandings	751	712	676	634
Overnight and at call money market loans	957	854	957	854
Term loans:
Housing	13,869	12,219	13,451	11,680
Non-housing	7,526	7,330	7,515	7,320
Redeemable preference share finance	3,365	3,777	—	—
Other	1,233	749	1,163	614

Total New Zealand	28,648	26,516	24,709	21,977
Other overseas	2,437	2,986	2,033	2,586

Total overseas	31,085	29,502	26,742	24,563

Total loans (net of unearned income)	162,027	137,304	156,408	131,871
Provisions for bad and doubtful debts (refer note 13)	(1,554)	(1,434)	(1,490)	(1,367)

Total net loans	160,473	135,870	154,918	130,504

Securitisation of loans

        As at 30 September 2003 the Group had securitised assets amounting to $13,057 million (2002 $12,810 million) via the Westpac Securitisation Trust program (WST program) and various private placements including the Home Loan Trust program (HLT program) (together, the programs). Outstanding securitised assets totalled $2,997 million as at 30 September 2003 (2002 $4,318 million).

        The securities issued by the WST program and units issued by the HLT program do not represent deposits or other liabilities of Westpac or the Group. Neither Westpac nor the Group in any way stands behind the capital value or performance of the securities or the assets of the programs except to the limited extent provided in the transaction documents for the programs through the provision of arm's length services and facilities (refer note 1 (h)iv). The Group does not guarantee the payment of interest or the repayment of principal due on the securities or units. The Group is not obliged to support any losses that may be suffered by the investors and does not intend to provide such support. The Group has no obligation to repurchase any securitised loans, other than in certain circumstances (excluding loan impairment) where there is a breach of representation or warranty within 120 days of the initial sale. Repurchases of securitised loans may also occur through the program's clean up features where any repurchase is conducted at market terms and conditions to a maximum of 10% of the securitised program's initial value.

Loss and delinquency amounts for housing loans(1)

	Consolidated
	2003			2002
	Total Principal Amount $m	Delinquent Principal $m	Total Credit Losses (Net of Recoveries) $m	Total Principal Amount $m	Delinquent Principal $m	Total Credit Losses (Net of Recoveries) $m
Housing loans held in portfolio(2)	83,913	288	5	73,076	228	20
Housing loans securitised	2,997	7	—	4,318	—	—

Total housing loans managed	86,910	295	5	77,394	228	20

(1)
Delinquent housing loans are where contractual payments are greater than 60 days in arrears.

(2)
As at 30 September 2003 there were no housing loans that had been identified as being held for sale or securitisation.

	Consolidated
	2003 $m	2002 $m	2001 $m	2000 $m	1999 $m
Loans by type of customer
Australia
Government and other public authorities	119	205	575	544	284
Agriculture, forestry and fishing(1)	1,614	1,523	1,335	1,587	1,642
Commercial and financia1(2)	22,795	14,502	20,802	20,235	20,744
Real estate—construction	1,054	936	817	789	1,158
Real estate—mortgage(1)	69,668	60,445	53,877	47,844	40,544
Instalment loans and other personal lending(1)	21,626	15,354	12,906	10,996	9,001

	116,876	92,965	90,312	81,995	73,373
Lease financing	3,274	1,812	2,334	1,906	2,644
Own acceptances discounted	10,792	13,025	3,270	2,188	1,957

Total Australia	130,942	107,802	95,916	86,089	77,974

Overseas
Government and other public authorities	548	397	316	420	270
Agriculture, forestry and fishing(1)	2,073	1,970	1,858	1,352	1,419
Commercial and financial	11,675	12,261	11,657	8,888	6,972
Real estate—construction	284	386	229	152	132
Real estate—mortgage(1)	14,245	12,631	11,198	9,725	10,170
Instalment loans and other personal lending(1)	2,185	1,756	2,526	2,265	2,222

	31,010	29,401	27,784	22,802	21,185
Lease financing	75	101	151	120	56
Own acceptances discounted	—	—	—	—	1

Total overseas	31,085	29,502	27,935	22,922	21,242

Total loans (net of unearned income)	162,027	137,304	123,851	109,011	99,216
Provisions for bad and doubtful debts	(1,554)	(1,434)	(1,601)	(1,478)	(1,500)

Total net loans	160,473	135,870	122,250	107,533	97,716

(1)
Real estate mortgage loans and instalment loans and other personal lending as at 30 September 2003 included a total of $1.6 billion of personal lending to the agricultural sector (2002 $1.3 billion, 2001 $1.6 billion, 2000 $1.3 billion and 1999 $1.3 billion). In addition, $1.3 billion of finance had been provided to the agricultural sector (2002 $1.2 billion, 2001 $1.2 billion, 2000 $1.1 billion and 1999 $1.0 billion) in the form of acceptances which are excluded from the above table.

(2)
Some lending in the commercial and financial sectors in Australia is for the purpose of the financing of construction of real estate and land development projects which cannot be separately identified from other lending to these borrowers, given their conglomerate structure and activities. In these circumstances, the loans have been included in the commercial and financial category.

	Consolidated
	2003%	2002%	2001%	2000%	1999%
Percentage of loans in each customer category to total loans
Australia
Government and other public authorities	0.1	0.1	0.5	0.5	0.3
Agriculture, forestry and fishing	1.0	1.1	1.1	1.5	1.7
Commercial and financial	14.1	10.6	16.8	18.6	20.8
Real estate—construction	0.7	0.7	0.7	0.7	1.2
Real estate—mortgage	42.9	44.0	43.5	43.9	40.8
Instalment loans and other personal lending	13.3	11.2	10.4	10.1	9.1
Lease financing	2.0	1.3	1.9	1.7	2.7
Own acceptances discounted	6.7	9.5	2.6	2.0	2.0

Total Australia	80.8	78.5	77.5	79.0	78.6

New Zealand
Government and other public authorities	0.3	0.3	0.2	0.3	0.2
Agriculture, forestry and fishing	1.2	1.4	1.5	1.2	1.4
Commercial and financial	6.2	7.4	6.6	5.6	5.2
Real estate—construction	0.2	0.1	0.2	0.1	0.1
Real estate—mortgage	8.6	8.9	8.8	8.7	10.0
Instalment loans and other personal lending	1.2	1.2	1.9	2.0	2.2

Total New Zealand	17.7	19.3	19.2	17.9	19.1

Other overseas
Government and other public authorities	—	—	—	—	0.1
Commercial and financial	1.1	1.6	2.9	2.7	1.8
Real estate—construction	—	0.1	—	—	—
Real estate—mortgage	0.3	0.3	0.2	0.2	0.3
Instalment loans and other personal lending	0.1	0.1	0.1	0.1	0.1
Lease financing	—	0.1	0.1	0.1	—

Total other overseas	1.5	2.2	3.3	3.1	2.3

Total overseas	19.2	21.5	22.5	21.0	21.4

Total	100.0	100.0	100.0	100.0	100.0

	Less than 1 Year $m	Between 1 and 5 Years $m	Over 5 Years $m	Total $m
Maturity distribution of loans by type of customer 2003(1)
By offices in Australia
Government and other public authorities	7	33	79	119
Agriculture, forestry and fishing	511	323	780	1,614
Commercial and financial	12,384	6,306	4,105	22,795
Real estate—construction	628	110	316	1,054
Real estate—mortgage	1,265	9,278	59,125	69,668
Instalment loans and other personal lending	6,213	3,922	11,491	21,626
Lease financing	135	3,061	78	3,274
Own acceptances discounted	10,792	—	—	10,792

Total Australia	31,935	23,033	75,974	130,942
Total overseas	8,738	10,093	12,254	31,085

Total loans (net of unearned income)	40,673	33,126	88,228	162,027

Maturity distribution of loans by type of customer 2002(1)
By offices in Australia
Government and other public authorities	38	89	78	205
Agriculture, forestry and fishing	293	303	927	1,523
Commercial and financial	5,374	3,890	6,241	15,505
Real estate—construction	237	376	323	936
Real estate—mortgage	855	7,156	52,434	60,445
Instalment loans and other personal lending	4,615	2,422	8,317	15,354
Lease financing	202	511	96	809
Own acceptances discounted	13,025	—	—	13,025

Total Australia	24,639	14,747	68,416	107,802
Total overseas	11,828	11,548	6,126	29,502

Total loans (net of unearned income)	36,467	26,295	74,542	137,304

(1)
The maturity analysis is based on contractual terms.

	Consolidated
	2003			2002
	Loans at Variable Interest Rates $m	Loans at Fixed Interest Rates $m	Total $m	Loans at Variable Interest Rates $m	Loans at Fixed Interest Rates $m	Total $m
Interest rate segmentation of Group loans maturing after one-year
By offices in Australia	88,580	10,427	99,007	68,898	14,265	83,163
By offices overseas	8,117	14,230	22,347	7,389	10,285	17,674

Total loans maturing after one-year	96,697	24,657	121,354	76,287	24,550	100,837

Note 13. Provisions for bad and doubtful debts

	Consolidated
	2003 $m	2002 $m	2001 $m	2000 $m	1999 $m
General provision
Balance at beginning of year	1,162	1,294	1,212	1,170	1,238
Charge to net profit	485	461	433	202	171
Transfer (to)/from specific provisions	(53)	(172)	(113)	28	(52)
Recoveries of debts previously written off	74	84	102	90	75
Write-offs	(275)	(379)	(356)	(271)	(236)
Provisions of controlled entities/businesses (disposed)/acquired	—	(133)	3	—	(14)
Exchange rate and other adjustments	—	7	13	(7)	(12)

Balance at year end(1)	1,393	1,162	1,294	1,212	1,170

Specific provisions
Balance at beginning of year	272	307	266	330	362
Transfer from/(to) general provision:
New specific provisions	136	303	223	75	165
Specific provisions no longer required	(83)	(131)	(110)	(103)	(113)

	53	172	113	(28)	52
Write-offs	(135)	(162)	(86)	(59)	(66)
Provisions of controlled entities/businesses (disposed)/acquired	—	(32)	2	(2)	(10)
Exchange rate and other adjustments	(29)	(13)	12	25	(8)

Balance at year end	161	272	307	266	330

Total provisions for bad and doubtful debts	1,554	1,434	1,601	1,478	1,500

Refer to page 146 for footnote explanation.

	Parent Entity
	2003 $m	2002 $m
General provision
Balance at beginning of year	1,100	1,072
Charge to net profit	481	358
Transfer (to) specific provisions	(53)	(164)
Recoveries of debts previously written off	74	67
Write-offs	(269)	(240)
Exchange rate and other adjustments	(1)	7

Balance at year end(1)	1,332	1,100

Specific provisions
Balance at beginning of year	267	261
Transfer from/(to) general provision:
New specific provisions	136	293
Specific provisions no longer required	(83)	(129)

	53	164
Write-offs	(133)	(153)
Exchange rate and other adjustments	(29)	(5)

Balance at year end	158	267

Total provisions for bad and doubtful debts	1,490	1,367

(1)
This included a provision for off-balance sheet credit related commitments for the: Group $219 million (2002 $207 million, 2001 $161 million, 2000 $186 million, 1999 $144 million), Westpac $211 million (2002 $198 million).

        The 2003 charge to net profit of $485 million represented a 5% increase over the 2002 charge of $461 million which, in turn, was up 6% from 2001.

        The coverage ratio of total provisions (specific and general) to total impaired assets as at 30 September 2003 increased to 254% from 211% as at September 2002 and 177% as at 30 September 2001.

	Consolidated
	2003 $m	2002 $m	2001 $m	2000 $m	1999 $m
Specific provisions by type of customer(1)
Australia
Agriculture, forestry and fishing	3	1	3	4	7
Commercial and financial	67	96	143	97	102
Real estate—construction	—	3	1	2	3
Real estate—mortgage	2	1	3	2	4
Instalment loans and other personal lending	5	5	21	19	34

Total Australia	77	106	171	124	150

New Zealand
Agriculture, forestry and fishing	1	—	1	2	5
Commercial and financial	2	7	7	—	18
Real estate—mortgage	1	—	9	7	—
Instalment loans and other personal lending	3	6	15	13	9

Total New Zealand	7	13	32	22	32

Other overseas
Government and other public authorities	—	—	—	24	20
Agriculture, forestry and fishing	1	1	2	4	3
Commercial and financial	74	149	98	90	124
Real estate—construction	—	—	1	—	1
Real estate—mortgage	—	1	1	—	—
Instalment loans and other personal lending	2	2	2	2	—

Total other overseas	77	153	104	120	148

Total overseas	84	166	136	142	180

Total specific provisions	161	272	307	266	330

(1)
For a breakdown of the percentage of loans in each customer category please refer to note 12.

        The following tables show the movements in the balance of provisions for bad and doubtful debts, details of loans written off and recoveries of loans written off by customer and geographic category for the past five years:

	Consolidated
	2003 $m	2002 $m	2001 $m	2000 $m	1999 $m
Balance of provisions for bad and doubtful debts
(specific and general) at beginning of year	1,434	1,601	1,478	1,500	1,600
Net write-offs and recoveries	(336)	(457)	(340)	(240)	(227)
Charge to operating profit	485	461	433	202	171
Provisions of controlled entities/businesses (disposed)/acquired	—	(165)	5	(2)	(24)
Exchange rate and other adjustments	(29)	(6)	25	18	(20)

Balance of provisions for bad and doubtful debts at year end	1,554	1,434	1,601	1,478	1,500

Write-offs and recoveries
Write-offs
Australia
Agriculture, forestry and fishing	(2)	(2)	—	(1)	—
Commercial and financial	(89)	(148)	(70)	(41)	(38)
Real estate—construction	(1)	(1)	(1)	(2)	(2)
Real estate—mortgage	(7)	(11)	(3)	(2)	—
Instalment loans and other personal lending	(208)	(294)	(303)	(194)	(203)

Total Australia	(307)	(456)	(377)	(240)	(243)

New Zealand
Agriculture, forestry and fishing	—	—	—	—	(4)
Commercial and financial	(4)	(2)	(1)	—	(8)
Real estate—mortgage	—	(9)	—	—	(3)
Instalment loans and other personal lending	(42)	(49)	(53)	(43)	(29)

Total New Zealand	(46)	(60)	(54)	(43)	(44)

Total other overseas	(57)	(25)	(11)	(47)	(15)

Total write-offs	(410)	(541)	(442)	(330)	(302)

Recoveries
Australia
Commercial and financial	2	7	12	3	5
Real estate—mortgage	2	—	—	2	—
Instalment loans and other personal lending	48	63	62	68	55

Australia	52	70	74	73	60

New Zealand	22	11	19	10	11
Other overseas	—	3	9	7	4

Total recoveries	74	84	102	90	75

Net write-offs and recoveries	(336)	(457)	(340)	(240)	(227)

(1)
Lease finance write-offs and recoveries, which are not significant, were included in the "commercial and financial" category.

Note 14. Impaired assets

	Consolidated
	2003 $m	2002 $m	2001 $m	2000 $m	1999 $m
Australia
Non-accrual assets:
Gross	320	300	540	291	347
Specific provisions	(76)	(105)	(163)	(115)	(149)

Net	244	195	377	176	198

Restructured loans:
Gross	3	3	29	34	13
Specific provisions	(1)	(1)	(8)	(9)	(1)

Net	2	2	21	25	12

Net Australian impaired assets	246	197	398	201	210

New Zealand
Non-accrual assets:
Gross	63	79	119	95	100
Specific provisions	(7)	(13)	(32)	(22)	(32)

Net	56	66	87	73	68

Restructured loans:
Gross	—	—	1	16	1
Specific provisions	—	—	—	—	—

Net	—	—	1	16	1

Net New Zealand impaired assets	56	66	88	89	69

Other overseas
Non-accrual assets:
Gross	214	269	207	146	172
Specific provisions	(76)	(148)	(104)	(118)	(144)

Net	138	121	103	28	28

Restructured loans:
Gross	12	28	6	11	11
Specific provisions	(1)	(5)	—	(2)	(4)

Net	11	23	6	9	7

Net other overseas impaired assets	149	144	109	37	35

Total net impaired assets(1)	451	407	595	327	314

Accruing items past due 90 days (with adequate security):
Australia	139	116	147	154	156
New Zealand	171	213	255	40	30
Other overseas	29	6	9	11	4

Total	339	335	411	205	190

	Consolidated
	2003 $m	2002 $m	2001 $m	2000 $m	1999 $m
Interest received for the year on the above non-accrual and restructured assets was:
Australia	5	5	6	7	16
New Zealand	2	4	5	6	5
Other overseas	8	7	9	9	1

Total	15	16	20	22	22

Interest forgone for the year on the above non-accrual and restructured assets was estimated at:
Australia	30	38	23	19	38
New Zealand	2	3	10	8	1
Other overseas	7	6	4	3	1

Total	39	47	37	30	40

(1)
This included impaired items in respect of derivative financial instruments and unrecognised contingent commitments of $17 million as at 30 September 2003 (2002 $32 million, 2001 $122 million, 2000 $17 million and 1999 $16 million).

Note 15. Goodwill

	Consolidated		Parent Entity
	2003 $m	2002 $m	2003 $m	2002 $m
At cost(1)	3,309	2,340	1,939	1,928
Accumulated amortisation	(751)	(586)	(642)	(540)

Total goodwill	2,558	1,754	1,297	1,388

(1)
The increase during the 2003 financial year included $927 million goodwill relating to the purchase of BT Financial Group Pty Limited (BTFG) on 31 October 2002, $37 million goodwill relating to the purchase of Hasting Funds Management Limited on the 16 October 2002 and the effect of foreign exchange translation.

Note 16. Fixed assets

	Consolidated		Parent Entity
	2003 $m	2002 $m	2003 $m	2002 $m
Premises and sites
At cost(1)	153	168	68	85
Accumulated depreciation	(22)	(20)	(7)	(8)

Net premises and sites	131	148	61	77

Leasehold improvements
At cost	288	263	168	171
Accumulated amortisation	(163)	(135)	(101)	(87)

Net leasehold improvements	125	128	67	84

Furniture, equipment and computer software
At cost	1,679	1,430	1,504	1,304
Accumulated depreciation and amortisation	(1,093)	(891)	(964)	(804)

Net furniture, equipment and computer software(2)	586	539	540	500

Total fixed assets	842	815	668	661

(1)
In July 2001, an independent valuation of premises and sites was undertaken. These valuations were performed on an open market basis, being the amounts that could be exchanged between a knowledgeable willing buyer and knowledgeable willing seller in an arm's length transaction at valuation date. Based on these valuations, and allowing for subsequent acquisitions and disposals, the value of premises and sites held as at 30 September 2003 was $140 million (2002 $161 million).

(2)
This included computer software of $300 million as at 30 September 2003 (2002 $232 million) net of accumulated amortisation.

	Consolidated		Parent Entity
	2003 $m	2002 $m	2003 $m	2002 $m
Reconciliations
Reconciliations of the carrying amount for each class of fixed assets are set out below:
Premises and sites
Balance as at beginning of year	148	274	77	151
Additions	21	5	20	4
Disposals	(45)	(132)	(35)	(75)
Additions through acquisition of entity	10	—	—	—
Depreciation expense	(3)	(4)	(1)	(2)
Foreign currency exchange differences	—	5	—	(1)

Balance as at year end	131	148	61	77

Leasehold improvements
Balance as at beginning of year	128	139	84	102
Additions	23	29	7	15
Disposals	(2)	(19)	(2)	(13)
Disposals through sale of entity	—	(1)	—	—
Additions through acquisition of entity	7	—	—	—
Amortisation expense	(32)	(29)	(22)	(21)
Foreign currency exchange differences	1	9	—	1

Balance as at year end	125	128	67	84

Furniture, equipment and computer software
Balance as at beginning of year	539	621	500	523
Additions	279	250	255	239
Disposals	(29)	(81)	(24)	(50)
Disposals through sale of entity	—	(28)	—	—
Additions through acquisition of entity	12	4	—	—
Depreciation and amortisation expense	(215)	(240)	(192)	(214)
Foreign currency exchange differences	—	13	1	2

Balance as at year end	586	539	540	500

Total fixed assets	842	815	668	661

Note 17. Deferred tax assets

	Consolidated		Parent Entity
	2003 $m	2002 $m	2003 $m	2002 $m
Future income tax benefits	1,019	587	864	540

Future income tax benefits comprised:
Provision for bad and doubtful debts	462	402	460	399
Provision for employee entitlements	103	94	97	91
Treasury/financial markets products	54	(133)	53	(126)
Wealth management products	43	16	—	—
Depreciation	47	20	38	14
Tax losses	119	101	101	91
Other timing differences	191	87	115	71

Total Future income tax benefits	1,019	587	864	540

Potential future income tax benefits not brought to account as realisation is not considered virtually certain:
Related to losses	37	114	41	118
Other	75	28	75	28

Total future income tax benefits not brought to account	112	142	116	146

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

Note 18. Other assets

	Consolidated		Parent Entity
	2003 $m	2002 $m	2003 $m	2002 $m
Accrued interest receivable	724	658	605	561
Securities purchased under agreements to resell	282	285	282	285
Securities sold not delivered	5,183	3,432	5,183	3,431
Other financial markets assets(1)	13,315	12,413	12,861	12,413
Deferred expenditure (after accumulated amortisation of $66 million, 2002 $57 million)	233	162	232	158
Prepayment of superannuation fund contributions	380	467	380	467
Other investments	225	77	44	53
Deferred acquisition costs (after accumulated amortisation of $6 million, 2002 $4 million)	96	86	—	—
Other	1,004	755	668	438

Total other assets	21,442	18,335	20,255	17,806

(1)
Other financial market assets primarily represent the positive fair value of trading derivative financial instruments.

Note 19. Due to other financial institutions

	Consolidated		Parent Entity
	2003 $m	2002 $m	2003 $m	2002 $m
Australia
Interest bearing	1,493	1,753	1,492	1,753
Non-interest bearing	288	555	288	532

Total Australia	1,781	2,308	1,780	2,285

Overseas
Interest bearing	1,725	2,115	989	2,115
Non-interest bearing	325	308	325	308

Total overseas	2,050	2,423	1,314	2,423

Total due to other financial institutions	3,831	4,731	3,094	4,708

Note 20. Deposits and public borrowings

	Consolidated		Parent Entity
	2003 $m	2002 $m	2003 $m	2002 $m
Deposits
Australia
Non-interest bearing, repayable at call	3,497	3,611	3,497	3,611
Certificates of deposit	23,648	15,525	23,648	15,525
Other interest bearing:
At call	51,911	45,124	51,911	45,090
Term	19,471	17,701	19,471	17,701

Total Australia	98,527	81,961	98,527	81,927

New Zealand
Non-interest bearing, repayable at call	819	874	819	874
Certificates of deposit	2,436	2,908	2,436	2,908
Other interest bearing:
At call	8,130	7,039	8,130	7,039
Term	8,288	8,279	8,288	8,279

Total New Zealand	19,673	19,100	19,673	19,100

Other overseas
Non-interest bearing, repayable at call	225	234	172	156
Certificates of deposit	3,487	2,515	3,487	2,515
Other interest bearing:
At call	594	487	421	331
Term	6,565	6,465	6,442	6,342

Total other overseas	10,871	9,701	10,522	9,344

Total overseas	30,544	28,801	30,195	28,444

Total deposits	129,071	110,762	128,722	110,371

Public borrowings by controlled entity borrowing corporations
Overseas
Secured borrowings(1)	—	1	—	—

Total public borrowings by controlled entity borrowing corporations	—	1	—	—

Total deposits and public borrowings	129,071	110,763	128,722	110,371

(1)
Secured borrowings relate to Augusta (1962) Limited (formerly Australian Guarantee Corporation (N.Z.) Limited) and are secured by a fixed charge over the deposit funds of that company.

        The following table shows average balances and average rates in each of the past three years for major categories of deposits:

	Consolidated
	2003		2002		2001
	Average Balance $m	Average Rate %	Average Balance $m	Average Rate %	Average Balance $m	Average Rate %
Australia
Non-interest bearing, repayable at call	3,740	—	3,502	—	3,462	—
Certificates of deposit	21,009	4.8	14,600	4.5	4,352	6.2
Other interest bearing at call	44,100	3.1	38,744	2.9	33,308	3.4
Other interest bearing term	23,582	4.3	19,430	4.1	18,647	5.4

Total Australia	92,431		76,276		59,769

Overseas
Non-interest bearing, repayable at call	1,094	—	1,016	—	945	—
Certificates of deposit	6,629	3.4	6,159	4.0	6,011	6.0
Other interest bearing at call	6,450	2.3	5,341	2.2	4,846	3.1
Other interest bearing term	16,911	4.5	15,371	4.4	14,128	6.0

Total overseas	31,084		27,887		25,930

        Certificates of deposits issued by Westpac in Australia represent negotiable certificates of deposits and transferable certificates of deposits. Negotiable certificates of deposits are negotiable securities with minimum denominations of $50,000 and are normally issued with terms to maturity of 30 days to one year. Transferable certificates of deposits are longer term fixed rate instruments with minimum denominations of $100,000 and are normally issued with terms to maturity of three to five years. As at 30 September 2003 negotiable certificates of deposits on issue totalled $22.2 billion (2002 $13.8 billion, 2001 $3.2 billion) and transferable certificates of deposits on issue totalled $1.4 billion (2002 $1.6 billion, 2001 $0.9 billion).

        Certificates of deposits issued by Westpac in New Zealand are registered certificates of deposits. There are no minimum denominations and they are normally issued with terms to maturity of up to one year. As at 30 September 2003, the total amount of certificates of deposit greater than US$100,000 was A$2.4 billion (2002 A$2.9 billion).

        Other overseas certificates of deposits issued by Westpac principally consist of US dollar certificates of deposits issued by the New York branch. The US dollar certificates of deposits are usually fixed rate instruments with minimum denominations of US$100,000 and are generally issued for terms of one to 13 months. As at 30 September 2003, the total amount of certificates of deposit greater than US$100,000 was A$3.5 billion (2002 A$2.5 billion).

        Other interest bearing deposits principally comprise interest bearing cheque and savings and call and time deposits obtained through and administered by Westpac's branch network.

Maturity profile of Australian certificates of deposit greater than US$100,000

	Consolidated
	Less than 3 Months $m	Between 3 and 6 Months $m	Between 6 Months and 1 Year $m	Over 1 Year $m	Total $m
2003
Certificates of deposit greater than US$100,000	16,468	5,279	1,030	871	23,648
2002
Certificates of deposit greater than US$100,000	13,965	1,264	235	31	15,495

Note 21. Tax liabilities

	Consolidated		Parent Entity
	2003 $m	2002 $m	2003 $m	2002 $m
Current income tax liability	310	537	303	577
Deferred income tax liability	246	80	208	94

Total tax liabilities	556	617	511	671

Deferred income tax liability comprised:
Leveraged lease transactions	9	13	9	13
Finance lease transactions	7	24	2	18
Treasury/financial markets products	119	(7)	119	7
Wealth management products	—	(41)	—	—
Depreciation	4	(11)	—	(13)
Other timing differences	107	102	78	69

Total deferred income tax liability	246	80	208	94

Note 22. Provisions

	Consolidated		Parent Entity
	2003 $m	2002 $m	2003 $m	2002 $m
Proposed dividends(1)	—	651	—	631
Long service leave	161	148	152	144
Annual leave and other staff benefits	167	150	153	145
Non-lending losses	38	35	27	29
Leasehold premises	10	14	10	14
Restructuring	86	95	47	86

Total provisions	462	1,093	389	1,049

(1)
Following the change in accounting policy for providing for dividends, as set out in note 1(h)vii, a liability has not been recognised for the final dividend payable for the year ended 30 September 2003.

Consolidated

	Proposed Dividends $m	Long Service Leave $m	Annual Leave and Other Staff Benefits $m	Non-Lending Losses $m	Leasehold Premises $m	Provision for Restructuring $m	Total $m
Balance at beginning of year	651	148	150	35	14	95	1,093
Adjustment for change in accounting policy (refer note 1(h)vii)	(651)	—	—	—	—	—	(651)
Additional provisions recognised	1,345	28	106	10	1	18	1,508
Provisions acquired	—	5	7	—	—	87	99
Payments	(1,345)	(13)	(96)	(3)	(5)	(110)	(1,572)
Reductions for remeasurement or settlement without cost	—	(7)	—	(4)	—	(4)	(15)

Balance at year end	—	161	167	38	10	86	462

Parent Entity

	Proposed Dividends $m	Long Service Leave $m	Annual Leave and Other Staff Benefits $m	Non-Lending Losses $m	Leasehold Premises $m	Provision for Restructuring $m	Total $m
Balance at beginning of year	631	144	145	29	14	86	1,049
Adjustment for change in accounting policy (refer note 1(h)vii)	(631)	—	—	—	—	—	(631)
Additional provisions recognised	1,305	27	95	5	1	18	1,451
Payments	(1,305)	(12)	(87)	(3)	(5)	(53)	(1,465)
Reductions for remeasurement or settlement without cost	—	(7)	—	(4)	—	(4)	(15)

Balance at year end	—	152	153	27	10	47	389

Note 23. Other liabilities

	Consolidated		Parent Entity
	2003 $m	2002 $m	2003 $m	2002 $m
Unearned general insurance premiums	149	144	—	—
Outstanding general insurance claims	99	88	—	—
Accrued interest payable	642	686	592	649
Credit card loyalty program(1)	160	84	—	—
Securities sold under agreements to repurchase	363	97	363	97
Securities sold short	943	1,067	943	1,067
Securities purchased not delivered	4,826	2,998	4,826	2,997
Other financial markets liabilities(2)	15,296	11,871	15,095	11,656
Trade creditors and other accrued expenses	955	809	724	614
Other	1,792	1,483	1,536	1,488

Total other liabilities	25,225	19,327	24,079	18,568

(1)
The credit card loyalty program relates to the Altitude rewards program launched by Westpac on 25 November 2001. Westpac has established a trust to hold the liability in respect of the program.

(2)
Other financial markets liabilities primarily represent the negative fair value of trading derivative financial instruments.

Note 24. Debt issues and loan capital

	Consolidated		Parent Entity
	2003 $m	2002 $m	2003 $m	2002 $m
Debt issues
Short term debt	11,459	7,360	3,668	1,472
Long term debt	18,511	20,215	15,198	17,119

Total debt issues	29,970	27,575	18,866	18,591

Short term debt
USD commercial paper	7,673	5,635	—	—
EUR euro commercial paper	638	80	537	—
AUD euro commercial paper	140	600	140	600
USD euro commercial paper	1,365	446	1,365	382
GBP euro commercial paper	1,377	65	1,360	29
NZD euro commercial paper	116	14	116	14
HKD euro commercial paper	141	455	141	443
CAD euro commercial paper	—	4	—	4
CHF euro commercial paper	9	61	9	—

Total short term debt	11,459	7,360	3,668	1,472

Long term debt

        The following table sets out the maturity analysis of long term bonds and notes.

			Consolidated		Parent Entity
Issue Currency	Issue Range	Interest Rate	2003 $m	2002 $m	2003 $m	2002 $m
	(millions)
Due from 1 October 2002 to 30 September 2003
Euro medium term notes
AUD	4 - 118	Fixed rate ranging from 5.07% - 7.31%	—	376	—	376
AUD	300	Floating rate note	—	300	—	300
USD	3 - 500	Fixed rate ranging from 0% - 6.38%	—	1,335	—	1,335
USD	10 - 300	Floating rate note	—	2,170	—	1,526
USD	4 - 8	Structured	—	32	—	32
JPY	25,000 - 50,000	Fixed rate 0.88%	—	1,136	—	1,136
GBP	250	Floating rate note	—	719	—	719
HKD	50 - 200	Fixed rate ranging from 2.85% - 7.40%	—	302	—	302
HKD	100 - 1,500	Floating rate note	—	377	—	377
CHF	200	Fixed rate 2.51%	—	247	—	247
CHF	140	Floating rate note	—	173	—	—
EUR	100	Floating rate note	—	362	—	362
SGD	100	Fixed rate 3.80%	—	104	—	104

			—	7,633	—	6,816
Domestic medium term notes
NZD	60	Fixed rate 6.50%	—	52	—	52

			—	7,685	—	6,868

			Consolidated		Parent Entity
Issue Currency	Issue Range	Interest Rate	2003 $m	2002 $m	2003 $m	2002 $m
	(millions)
Due from 1 October 2003 to 30 September 2004
Euro medium term notes
AUD	7 - 600	Fixed rate ranging from 5.50% - 8.25%	735	732	735	732
USD	10 - 500	Fixed rate ranging from 0% - 6.76%	1,273	1,360	1,273	1,360
USD	16	Structured	23	29	23	29
USD	10 - 300	Floating rate note	1,080	1,352	382	478
GBP	77	Structured	189	222	189	222
GBP	10	Floating rate note	49	58	49	58
NZD	100 - 250	Fixed rate ranging from 6.00% - 6.25%	305	302	—	—
HKD	40 - 315	Fixed rate ranging from 1.46% - 5.70%	444	474	444	474
HKD	92 - 400	Floating rate note	169	210	169	210
EUR	500	Floating rate note	855	904	855	904
SGD	150	Fixed rate 4.75%	128	155	128	155

			5,250	5,798	4,247	4,622

Due from 1 October 2004 to 30 September 2005
Euro medium term notes
USD	5 - 15	Fixed rate 3.45% - 4.47%	54	68	54	68
USD	30	Structured	—	55	—	55
USD	5 - 300	Floating rate note	1,572	1,167	397	156
HKD	50 - 400	Fixed rate from 1.5% - 7.35%	579	276	579	276
HKD	100	Structured	—	24	—	24
HKD	100 - 400	Floating rate note	247	307	247	307
EUR	19 - 20	Fixed rate 2.45% - 4.51%	67	36	67	36
CAD	15	Structured	16	—	16	—

			2,535	1,933	1,360	922
Non-domestic bonds issued
NZD	100	Fixed rate 5.5%	84	85	84	85

			2,619	2,018	1,444	1,007

Due from 1 October 2005 to 30 September 2006
Euro medium term notes
AUD	1,575	Fixed Rate 4.35%	1,575	—	1575	—
USD	10 - 500	Fixed rate from 2.54% - 5.75%	807	919	807	919
USD	15 - 20	Structured	—	55	—	55
USD	5 - 50	Floating rate note	110	92	36	—
GBP	200	Floating rate note	490	—	—	—
GBP	300	Floating rate note	737	863	737	863
HKD	40 - 450	Fixed rate from 0% - 6.90%	373	225	373	225
HKD	56 - 400	Structured	121	35	121	35
HKD	100 - 150	Floating rate note	64	24	64	24
EUR	100 - 500	Floating rate note	1,026	904	855	904
CAD	30	Structured	33	—	33	—
SGD	15 - 100	Fixed Rate from 1.67% - 1.75%	98	—	98	—

			5,434	3,117	4,699	3,025
Non-domestic bonds issued
NZD	200	Floating rate note	175	—	—	—
NZD	100	Fixed Rate 6.00% - 6.25%	174	—	87	—

			5,783	3,117	4,786	3,025

			Consolidated		Parent Entity
Issue Currency	Issue Range	Interest Rate	2003 $m	2002 $m	2003 $m	2002 $m
	(millions)
Due from 1 October 2006 to 30 September 2007
Euro medium term notes
USD	5 - 50	Structured	—	101	—	101
USD	10	Fixed rate 0%	15	—	15	—
USD	5 - 15	Floating rate note	37	9	37	9
HKD	100 - 170	Fixed rate 0% - 5.33%	166	35	166	35
HKD	100	Structured	19	47	19	47
GBP	150	Fixed rate 4.88%	369	432	369	432
SGD	100	Fixed rate 3.31%	85	104	85	104
JPY	19,400	Fixed rate 0.23%	257	—	257	—

			948	728	948	728

Due from 1 October 2007 to 30 September 2008
Euro medium term notes
AUD	225	Floating rate note	225	—	225	—
AUD	525	Fixed rate 5.75%	525	—	525	—
USD	5 - 30	Structured	—	55	—	55
USD	10 - 30	Structured	59	—	59	—
USD	5 - 500	Floating rate note	766	—	766	—
USD	30	Fixed rate 3.80%	44	—	44	—
HKD	50 - 125	Fixed rate from 0% - 4.43%	77	—	77	—
HKD	300 - 450	Floating rate note	142	—	142	—
GBP	250	Floating rate note	614	—	614	—
EUR	500	Fixed rate 2.88%	855	—	855	—
SGD	3	Fixed rate 0%	3	—	3	—

			3,310	55	3,310	55
Non-domestic bonds issued
NZD	158	Floating rate	138	—	—	—

			3,448	55	3,310	55

Due from 1 October 2008
Euro medium term notes
USD	5 - 30	Structured	103	470	103	470
USD	5 - 30	Fixed rate 4.62% - 7.00%	73	—	73	—
HKD	150 - 258	Structured	—	96	—	96
HKD	80 - 200	Fixed rate from 0% - 8.04%	139	78	139	78
JPY	1,500 - 5,000	Fixed rate from 1.6% - 1.97%	86	76	86	76
JPY	700 - 2,000	Structured	62	94	62	94

			463	814	463	814

Total long term debt			18,511	20,215	15,198	17,119

	Consolidated
	2003 $m	2002 $m	2001 $m
Short term borrowings
US commercial paper
Maximum amount outstanding at any month end	7,776	7,642	6,836
Approximate average amount outstanding	6,588	5,447	4,941
Approximate weighted average interest rate on:
Average amount outstanding	1.4%	2.1%	5.6%
Outstanding at year end	1.1%	1.8%	3.6%
Euro commercial paper
Maximum amount outstanding at any month end	4,272	1,903	3,622
Approximate average amount outstanding	2,858	1,260	2,715
Approximate weighted average interest rate on:
Average amount outstanding	2.7%	3.4%	6.4%
Outstanding at year end	2.5%	3.4%	4.6%
	Consolidated		Parent Entity
	2003 $m	2002 $m	2003 $m	2002 $m
Loan capital
Subordinated bonds, notes and debentures
USD 350 million 7.875% subordinated debentures due 2002 (matured)	—	644	—	644
AUD 350 million subordinated medium term notes due 2008(1)	—	350	—	350
AUD 300 million subordinated medium term notes due 2009(2)	300	300	300	300
USD 100 million subordinated bonds due 2009(3)	147	184	147	184
NZD 50 million subordinated bonds due 2009(4)	44	43	44	43
USD 100 million subordinated bonds due 2009(3)	147	184	147	184
USD 100 million subordinated bonds due 2010(3)	147	184	147	184
USD 400 million subordinated bonds due 2010(3)	588	735	588	735
AUD 350 million subordinated bonds due 2010(5)	350	350	350	350
SGD 100 million subordinated bonds due 2010(6)	85	103	85	103
USD 200 million subordinated bonds due 2010(3)	294	368	294	368
AUD 350 million subordinated bonds due 2011(7)	350	350	350	350
USD 350 million subordinated bonds due 2013(3)	514	—	514	—
USD 350 million subordinated bonds due 2018(8)	514	—	514	—
GBP 200 million subordinated bonds due 2018(9)	491	—	491	—

Total subordinated bonds, notes and debentures	3,971	3,795	3,971	3,795

(1)
These notes were called on 28 May 2003.

(2)
$215.5 million of these bonds pay a coupon of 6.25% until the fifth anniversary (2 March 2004). From the fifth anniversary until maturity the bonds pay a floating rate coupon. The remaining $84.5 million of bonds pay a floating rate coupon. The bonds are callable after the fifth anniversary.

(3)
The bonds pay a floating rate coupon. The bonds are callable after the fifth anniversary.

(4)
The bonds pay a coupon of 7.59% until the fifth anniversary (15 July 2004). Swap arrangements (to NZD at a floating interest rate) have been entered into until the fifth anniversary. From the fifth anniversary until maturity a floating rate coupon is payable. The bonds are callable after the fifth anniversary.

(5)
$112 million of these bonds pay a coupon of 7.0% until the fifth anniversary (2 August 2005). From the fifth anniversary until maturity the bonds pay a floating rate coupon. The remaining $238 million of bonds pay a floating rate coupon. The bonds are callable after the fifth anniversary.

(6)
The bonds pay a coupon of 5.25%. A swap arrangement (to USD at a floating interest rate) has been entered into in respect of these bonds.

(7)
$210 million pay a fixed coupon of 6.25% until the fifth anniversary (30 August 2006). From the fifth anniversary until maturity the bonds pay a floating rate coupon. The remaining $140 million of bonds pays a floating rate coupon. The bonds are callable after the fifth anniversary.

(8)
Swap arrangements (to USD at a floating interest rate) have been entered into in respect of these debentures.

(9)
The bonds pay a coupon of 5.875% until 29 April 2013. From 29 April 2013 until maturity the bonds pay a floating rate coupon. The bonds are callable after 29 April 2013.

        Premiums and discounts, and fees and commissions paid on each issue have been deferred and are being amortised to interest expense over the life of the respective bonds or notes. Net unamortised expenses as at 30 September 2003 amounted to $31 million (2002 $27 million).

        Subordinated bonds, notes and debentures with an original maturity of at least five years constitute tier 2 capital as defined by APRA for capital adequacy purposes. The value assigned is based on the remaining years to maturity.

	Consolidated		Parent Entity
	2003 $m	2002 $m	2003 $m	2002 $m
Subordinated perpetual notes
US$390.2 million (2002 US$390.2 million) subordinated perpetual floating rate notes	573	717	573	717

        These notes have no final maturity, but may, subject to the approval of APRA and subject to certain other conditions, be redeemed at par at the option of Westpac. The rights of the noteholders and couponholders are subordinated to the claims of all creditors (including depositors) of Westpac other than those creditors whose claims against Westpac are expressed to rank equally with or after the claims of the noteholders and couponholders.

Westpac debt programs and issuing shelves

        Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2003:

Program/Issuing Shelf	Outstanding	Program/Issuing Shelf Type
Australia
No limit	AUD 1,379 million	Debt issuance program
No limit	AUD 1,000 million	Subordinated debt issuance program
No limit	AUD 1,350 million	Debt issuance program(1)
Euro Market
AUD 2.0 billion	AUD 19 million(2)	Asian debt program
USD 2.5 billion	USD 358 million	Euro transferable certificates of deposits(3)
USD 1.0 billion	USD 24 million	Euro certificate of deposit program
USD 3.0 billion(4)	USD 2,386 million	Euro commercial paper program(5)
USD 17.5 billion	USD 13,738 million	Euro medium term note program(5)
Japan
JPY 100 billion	Nil	Samurai shelf
JPY 200 billion	JPY 160 billion	Uridashi shelf(6)
United States
USD 5.0 billion	USD 2,773 million	Commercial paper program
USD 5.0 billion	USD 2,402 million	Commercial paper program(7)
USD 5.0 billion	USD 1,764 million	Medium term deposit program
USD 1.0 billion(8)	USD 673 million(9)	SEC registered shelf
New Zealand
NZD 750 million	NZD 200 million	Domestic medium term note program(1)
NZD 500 million	NZD 50 million	Domestic subordinated medium term note program(1)
NZD 500 million	Nil	Subordinated debt program(1)
NZD 750 million	Nil	Domestic medium term note program(1)

(1)
New debt program issuance dated 18 July 2002 for the issue of transferable certificates of deposits (TCDs) and medium term notes (MTNs). Other outstanding issues remain constituted by the Deeds Poll of the debt issuance program and subordinated debt issuance program under which the TCDs/MTNs were issued.

(2)
Exchange rate A$1.00 = US$0.6805.

(3)
Euro ETCD program dated 7 February 2002.

(4)
The limit for this program was increased to USD5 billion in October 2003.

(5)
WestpacTrust Securities NZ Limited is also an issuer under this program.

(6)
Record of the secondary distributions under the Shelf Registration Statement as amended in 2000 and 2002.

(7)
WestpacTrust Securities NZ Limited is the sole issuer under this program.

(8)
Approximately USD230 million of the issuing shelf limit remains available.

(9)
Issuance includes tier 1 TOPrS and tier 2 instruments.

(10)
Issued by Westpac Banking Corporation New Zealand branch.

(11)
Westpac Capital -NZ- Limited is the sole issuer under this program.

(12)
WestpacTrust Securities NZ Limited is the sole issuer under this program.

Note 25. Equity

	Consolidated		Parent Entity
	2003 $m	2002 $m	2003 $m	2002 $m
Contributed equity
Ordinary shares(1)
1,787,113,875 (2002 1,753,312,821) each fully paid	3,972	3,503	3,972	3,503

New Zealand Class shares
53,694,931 (2002 53,694,931) of NZ$11.95 each fully paid	471	471	—	—

Other equity instruments
Convertible debentures:
Issued on 16 July 1999 NZ$611,724,203 (net of issue costs A$20 million)	—	—	465	465
Issued on 19 December 2002 NZ$714,914,381 (net of issue costs of A$12 million)	—	—	655	—
Issued on 13 August 2003 NZ$1,279,981,813 (net of issue costs of A$13 million)	—	—	1,132	—

Total convertible debentures	—	—	2,252	465
51,068 (2002 51,068) perpetual capital notes of $10,000 each fully paid	—	—	511	511
12,900,000 (2002 12,900,000) TOPrS of US$25 each (net of issue costs A$20 million)	465	465	—	—
6,671,140 (2002 nil) FIRsTS of A$100 each (net of issue costs of A$12 million)	655	—	—	—
750,000 (2002 nil) TPS of US$1,000 each (net of issue costs of A$13 million)	1,132	—	—	—

Total other equity instruments	2,723	936	5,015	1,441

Total equity	6,695	4,439	8,987	4,944

(1)
As described in note 1 (a)i, Westpac transferred the balances in the share premium reserve and capital redemption reserve to share capital, following the change of Westpac's incorporation.

Ordinary shares issued

        Ordinary share capital entitles the holder to participate in dividends as declared and in the event of the winding up of Westpac, to participate in the proceeds in proportion to the number of and amounts paid on the shares held. Ordinary share capital entitles the holder to one vote, either in person or by proxy, at a general or special meeting of Westpac.

        During the year ended 30 September 2003, the following ordinary shares were issued:

  •
  To equity holders in terms of the Dividend Reinvestment Plan, 12,525,670 ordinary shares at a price of $16.27 and 12,734,405 ordinary shares at a price of $13.95.

  •
  To eligible executives and senior management under the Westpac Performance Plan upon exercise of performance share rights, 16,010 ordinary shares issued, for nil consideration.

  •
  To the Chief Executive Officer under the Chief Executive Share Option Agreement Plan upon exercise of options, 625,000 ordinary shares at an average price of $10.83.

  •
  To executives under the General Management Share Option Plan upon exercise of options, 2,041,121 ordinary shares at an average exercise price of $10.85.

  •
  To senior officers under the Senior Officers' Share Purchase Scheme upon exercise of options, 5,858,848 ordinary shares at an average exercise price of $9.80.

NZ Class shares

        On 12 October 1999, a controlled entity, WestpacTrust Investments Limited (since renamed to Westpac (NZ) Investments Limited) issued 54,393,306 NZ Class shares in New Zealand. A first instalment of NZ$7.20 (A$5.66) per NZ Class share was received on application and the total received was NZ$392 million (A$308 million). A second instalment of NZ$4.75 (A$3.74) per NZ Class share was received on 20 December 2000 and the total received was NZ$258 million (A$203 million). The proceeds of the issue were invested in perpetual capital notes issued by Westpac. The NZ Class shares have been recorded at the total of the first instalment received and the present value, at the date of issue, of the second instalment, net of issue costs. The directors of Westpac (NZ) Investments Limited have the discretion to declare dividends on the NZ Class shares. However, the constitution of Westpac (NZ) Investments Limited requires that where a dividend is declared by the company, the dividend must equal the cash dividend paid on one Westpac ordinary share, adjusted by the conversion ratio (the Exchange Fraction) and converted into New Zealand dollars pursuant to the Exchange Deed. The holders of the NZ Class shares have limited voting rights in Westpac (NZ) Investments Limited. They do not have direct voting rights in Westpac, however, a special purpose company has been established to hold Enhanced Voting Shares in Westpac, and will vote those Enhanced Voting Shares in accordance with the indications of the NZ Class shareholders.

        The NZ Class shares can be exchanged for ordinary shares in Westpac, upon the occurrence of certain limited events which may result in a compulsory exchange, an exchange at the option of Westpac or an exchange at the option of the NZ Class shareholder. The Exchange Fraction is initially one Westpac share for each NZ Class share. However, the Exchange Fraction will be adjusted for subsequent bonus issues, share splits or consolidations and rights issues where such an activity by either Westpac or Westpac (NZ) Investments Limited has not been mirrored by the other. The exchange events include a takeover of Westpac, change in laws which adversely affect the rights of the NZ Class shareholders, failure to pay a dividend on NZ Class shares equivalent to Westpac ordinary share dividends as adjusted by the Exchange Fraction, or commencement of liquidation, statutory management or administration of either Westpac or Westpac (NZ) Investments Limited.

        The laws of New Zealand and Australia apply to various parts of the NZ Class share structure.

Perpetual capital notes

        On 15 October 1999, 30,844 perpetual capital notes of $10,000 each were issued at par value to Westpac Tasman No. 1 Pty Limited, a wholly owned controlled entity of Westpac. A further 20,224 notes of $10,000 each were issued at par value to Westpac Tasman No. 1 Pty Limited on 20 December 2000. These notes yield a non-cumulative half-yearly distribution (15 April, 15 October) in arrears at the bank bill swap rate (BBSW) plus 1.25% and will rank subordinate and junior in right of payment of principal and distributions to Westpac's obligations to its depositors and creditors.

Convertible debenture and TOPrS

        A wholly owned entity Westpac Capital Trust I (Capital Trust) has issued 12,900,000 TOPrS in the United States of America at US$25 each on 16 July 1999, with a non-cumulative quarterly distribution (31 March, 30 June, 30 September and 31 December) in arrears at the annual rate of 8%. The sole assets of the Capital Trust comprise 12,900,040 funding TOPrS issued by a wholly-owned entity, the Tavarua Funding Trust 1 (Funding Trust) totalling US$322,501,000. The funding TOPrS have an issue price of US$25 each with a non-cumulative quarterly distribution in arrears at the annual rate of 8%. The Funding Trust has issued common securities with a total price of US$1,000 to Westpac Funding Holdings Pty Limited. The sole assets of the Funding Trust comprise convertible debentures issued by Westpac in an aggregate amount of NZ$611,724,203, US government securities purchased with the proceeds of the common securities, and a currency swap with Westpac.

        The convertible debentures are an unsecured, junior subordinated obligations of Westpac and will rank subordinate and junior in right of payment of principal and distributions to Westpac's obligations to its depositors and creditors. The convertible debentures will only pay a distribution to the extent it is declared by the Board of Directors of Westpac, or an authorised committee of the Board. Any distribution is subject to Westpac having sufficient distributable profits. If certain conditions exist a distribution is not permitted to be declared unless approved by APRA. The convertible debentures will automatically convert into American Depository Receipts (ADRs) representing Westpac preference shares (8% non-cumulative preference shares in Westpac with a liquidation amount of US$25) on 16 July 2049, or earlier in the event that a distribution is not made or certain other events occur. The dividend payment dates on Westpac preference shares will be the same days of the year as the distribution payment dates on the TOPrS. The TOPrS will then be redeemed for ADRs.

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

        The currency swap terminates upon payment in full of the cash redemption price of the outstanding convertible debentures and the exchange of such redemption price for US dollars, or the conversion of the convertible debentures into ADRs.

        A netting agreement has been entered into between Westpac and the Funding Trust. Pursuant to the netting agreement, the distributions on the convertible debentures will be treated as payment by the Funding Trust under the currency swap. In return, Westpac will pay US dollars to the Funding Trust under the currency swap equal to the NZ dollars it receives from the Funding Trust under the currency swap (calculated by reference to the fixed exchange rate).

        As a consequence of the terms of the currency swap, and the netting agreement, the convertible debentures and their distributions are treated as US dollar denominated instruments.

        Westpac has guaranteed, on a subordinated basis, the payment in full of distributions or redemption amounts, the delivery of ADRs and other payments on the TOPrS and the funding TOPrS to the extent that the Capital Trust and the Funding Trust have funds available.

        With the prior written consent of APRA, if required, Westpac may elect to redeem the convertible debentures for cash before 16 July 2004 in whole upon the occurrence of certain specific events, and in whole or in part on one or more occasions any time on or after 16 July 2004. The proceeds received by Funding Trust from the redemption of the convertible debentures must be used to redeem the funding TOPrS and ultimately the TOPrS. The redemption price of the TOPrS will equal US$25 per TOPrS plus the accrued and unpaid distribution for the then current quarterly period to the date of redemption or, if the date of redemption is a distribution payment date, the accrued and unpaid distribution for the most recent quarterly period from the assets of Capital Trust available for distribution.

        The holders of the convertible debentures, funding TOPrS and TOPrS do not have an option to require redemption of these instruments.

        The laws of the United States of America, Australia and New Zealand apply to various parts of this transaction.

Convertible debentures and FIRsTS

        A Westpac controlled entity, Westpac First Trust issued 6,671,140 Westpac FIRsTS in Australia at $100 each on 19 December 2002. The Westpac FIRsTS are units in Westpac First Trust with non-cumulative distributions. The material assets of Westpac First Trust are 6,671,140 preferred units issued by another Westpac controlled entity, Westpac Second Trust. The preferred units have an issue price of $100. Westpac Second Trust has issued an ordinary unit with an issue price of $100 to Westpac Alpha Limited. The material assets of Westpac Second Trust are convertible debentures issued by Westpac in an aggregate amount of NZ$731,156,944 and a currency swap with Westpac.

        Westpac FIRsTS are expected to pay quarterly distributions until 31 December 2007 (the first rollover date) based on an annual interest rate of 6.575%. The distributions are ultimately sourced from interest paid by Westpac on the convertible debentures. On 31 December 2007 and each rollover date after that, Westpac can vary some of the terms of the convertible debentures including the interest rate. On these rollover dates Westpac is also entitled to set the next rollover date which must be an interest payment date at least 12 months later. Any variations will have a corresponding effect on the expected distribution rate and other features (such as distribution frequency) of the preferred units and the Westpac FIRsTS.

        The holders of Westpac FIRsTS can request Westpac to exchange their Westpac FIRsTS on each rollover date or upon occurrence of certain control events (such as a takeover bid involving the acquisition of a majority interest in Westpac). The holders will receive for each Westpac FIRsTS, at Westpac's discretion, $100 cash (subject to APRA approval) or Westpac ordinary shares calculated in accordance with the applicable exchange ratio.

        Westpac can require holders to exchange their Westpac FIRsTS for $100 cash (subject to APRA approval) or a variable number of Westpac ordinary shares calculated in accordance with the applicable exchange ratio on each rollover date (or on distribution payment dates after the first rollover date if the distribution rate applying to the Westpac FIRsTS at that date is a floating rate) or in certain other limited circumstances.

        Where Westpac has acquired Westpac FIRsTS, an amount of convertible debentures must be redeemed for cash (subject to APRA approval) if Westpac has required redemption of those Westpac FIRsTS by Westpac First Trust. The convertible debentures may also be redeemed for cash (subject to APRA approval) in other limited circumstances. Redemption of the convertible debentures for cash will cause a redemption of the Westpac FIRsTS.

        Payment of distributions on Westpac FIRsTS ultimately depends on whether interest is paid on the convertible debentures and distribution of that interest through Westpac Second Trust and Westpac First Trust to the holders of Westpac FIRsTS. The convertible debentures are unsecured obligations of Westpac and rank subordinate and junior in right of payment of principal and interest to Westpac's obligations to depositors and creditors, other than subordinated creditors holding subordinated indebtedness that is stated to rank equally with, or junior to the convertible debentures. To become payable, interest on the convertible debentures must be declared by a specially constituted committee appointed by the Board of Directors of Westpac. This committee must not declare interest payable if special deferral conditions arise such as where APRA objects to interest being paid or if Westpac has insufficient distributable profits available.

        The convertible debentures may convert into Westpac preference shares or Westpac ordinary shares in certain circumstances. They will automatically convert into a fixed number of Westpac preference shares on 19 December 2052 or where Westpac fails to pay scheduled distributions on the convertible debentures and that failure continues unremedied for a period of 21 days. The convertible debentures will automatically convert into a variable number of Westpac ordinary shares calculated in accordance with the applicable exchange ratio on the occurrence of certain APRA regulatory actions affecting Westpac, Westpac's retained earnings falling below zero or an event of default. Westpac may also elect to convert the convertible debentures into Westpac ordinary shares in certain limited circumstances, such as where its ability to acquire or redeem Westpac FIRsTS is threatened. On conversion of the convertible debentures to Westpac ordinary shares in any of these circumstances, Westpac FIRsTS will be automatically redeemed in exchange for the ordinary shares.

        Under the currency swap Westpac Second Trust initially paid to Westpac an amount equal to the proceeds of the issue of preferred units and Westpac paid to Westpac Second Trust the New Zealand dollar equivalent of that amount using a fixed exchange rate of A$1.00 = NZ$1.096. Westpac Second Trust is also required to pay to Westpac any amount in New Zealand dollars it receives under the convertible debentures, in return for an amount from Westpac denominated in Australian dollars equal to a margin over the applicable Australian dollar swap rate. The margin is the same as that on the convertible debentures.

        A payment direction has been entered into between Westpac and Westpac Second Trust. Pursuant to it, interest otherwise payable to Westpac Second Trust on the convertible debentures will be treated as payment by Westpac Second Trust to Westpac under the currency swap. In return, Westpac will pay Australian dollars to Westpac Second Trust under the currency swap equal to the New Zealand dollars it receives from Westpac Second Trust under the currency swap (calculated by reference to the fixed exchange rate). As a consequence of the terms of the currency swap, and the payment direction, the convertible debentures are treated as an Australian dollar denominated instrument.

        The laws of Australia and New Zealand apply to various parts of this transaction.

Convertible Debentures and TPS

        A wholly owned entity Westpac Capital Trust III (Capital Trust III) issued 750,000 TPS in the United States of America at US$1,000 each on 13 August 2003, with non-cumulative semi-annual distributions (31 March and 30 September) in arrears at the annual rate of 5.819% up to but excluding 30 September 2013. From, and including, 30 September 2013 the TPS will pay non-cumulative quarterly distributions (31 December, 31 March, 30 June and 30 September) in arrears at a floating rate of LIBOR plus 2.05% per year.

        The sole assets of the Capital Trust III comprise 750,001 Funding TPS issued by a wholly owned entity, the Tavarua Funding Trust III (Funding Trust III) totaling US$750,001,000. The Funding TPS have an issue price of US$1,000 each with a non-cumulative semi-annual distributions in arrears at the annual rate of 5.819% up to, but excluding 30 September 2013 and subsequently, including 30 September 2013, quarterly distributions in arrears at the annual rate of LIBOR plus 2.05%.

        Funding Trust III has issued common securities with a total price of US$1,000 to Westpac Funding Holdings Pty Limited. The assets of Funding Trust III comprise convertible debentures issued by Westpac in aggregate amount of NZ$1,293,103,448, US government securities purchased with the proceeds of the common securities and a currency swap with Westpac.

        The convertible debentures are unsecured, junior subordinated obligations of Westpac and will rank subordinate and junior in right of payment of principal and distributions to Westpac's obligations to its depositors and creditors. The convertible debentures are limited in aggregate principle amount to the New Zealand dollar equivalent, based on a fixed exchange rate of US$0.58, of the sum of the stated liquidation amounts of the TPS and the proceeds of the common securities issued by Capital Trust III. The convertible debentures will only pay distributions to the extent they are declared by the Board of Directors of Westpac, or an authorised committee of the Board. Any distribution is subject to Westpac having sufficient distributable profits. If certain conditions exist a distribution is not permitted to be declared unless approved by APRA. The convertible debentures have no stated maturity, but will automatically convert into American Depository Receipts (ADRs) each representing 40 Westpac preference shares (non-cumulative preference shares in Westpac with a liquidation amount of US$25) on 30 September 2053, or earlier in the event that a distribution is not made or certain other events occur. Upon issue the amount paid up on each Westpac preference share will be deemed to be US$25. The TPS will then be redeemed for ADRs. The dividend payment dates and distribution rates on Westpac preference shares will be the same as those otherwise applicable to the TPS.

        Under the currency swap, Funding Trust III initially paid an amount equal to the proceeds of the issue of the Funding TPS in US dollars to Westpac, in exchange for the New Zealand dollar equivalent using a fixed exchange rate of NZ$1.00 = US$0.58. Funding Trust III is also required to pay to Westpac any amount in New Zealand dollars it receives under the convertible debentures, in return for an amount denominated in US dollars at the fixed exchange rate.

        The currency swap terminates upon the payment in full of the cash redemption price of the outstanding convertible debentures and the exchange of such redemption price for US dollars or the conversion of the convertible debentures into ADRs.

        A netting agreement has been entered into between Westpac and Funding Trust III. Pursuant to the netting agreement, the distributions on the convertible debentures will be treated as a payment by Funding Trust III under the currency swap. In return, Westpac will pay US dollars to Funding Trust III under the currency swap equal to the NZ dollars it would have received from Funding Trust III under the currency swap (calculated by reference to the fixed exchange rate).

        As a consequence of the terms of the currency swap, and the netting agreement, the convertible debentures and their distributions are treated as a US dollar denominated instrument.

        Westpac has guaranteed, on a subordinated basis, the payment in full of distributions or redemption amounts, the delivery of ADRs and other payments on the TPS and the Funding TPS to the extent that the Capital Trust III and the Funding Trust III have funds available.

        With the prior written consent of APRA, if required, Westpac may elect to redeem the convertible debentures for cash before 30 September 2013 in whole upon the occurrence of certain specific events, and in whole or in part on any distribution date on or after 30 September 2013. The proceeds received by Funding Trust III from the redemption of the convertible debentures must be used to redeem the Funding TPS and ultimately the TPS. The redemption price of the TPS will equal US$25 per TPS plus the accrued and unpaid distribution for the then current quarterly period to the date of redemption or, if the date of redemption is a distribution payment date, the accrued and unpaid distribution for the most recent semi-annual or quarterly period from the assets of Capital Trust III available for distribution.

        The holders of the convertible debentures, Funding TPS and TPS do not have an option to require redemption of these instruments.

        The laws of the United States of America, Australia and New Zealand apply to various parts of this transaction.

Note 26. Equity based remuneration

Executive and Senior Officer share plans

        Options, performance share rights and stock appreciation rights are granted to selected executives and senior managers under the following schemes.

i Westpac Performance Plan

        The first grant of performance options and performance share rights under the Westpac Performance Plan took place on 20 January 2003. The Westpac Performance Plan replaces the General Management Share Option Plan (GMSOP) and the Senior Officers' Share Purchase Scheme (SOSPS), which are both now closed to new offers. The Westpac Performance Plan provides for both performance options and performance share rights to be offered to executives and senior management.

        All allocations under this plan include a performance hurdle, which will result in all participants forfeiting all performance options and performance share rights for below median returns relative to a peer group of 50 companies. Details of the plan are set out below.

Performance hurdle applying to the plan

        Participants will only receive unconditional ownership (vesting) of performance options or performance share rights if the performance hurdle which compares Westpac's total shareholder return (TSR) with the TSR of Westpac's industry peers is met. The TSR measures the return to investors on their investment reflecting both share price growth and the reinvestment of dividends in additional shares.

        The peer group is the top 50 largest companies listed on the Australian Stock Exchange (ASX) by market capitalisation at the commencement of the performance period (excluding Westpac, property and investment trusts and specified resources companies).

        Under the hurdle, all performance options and performance share rights are forfeited if Westpac's TSR fails to be at or above the middle (median) performance of the peer group over the specific performance periods under the plan. If Westpac's TSR equals the median performance of the peer group, 50% of the performance options and performance share rights granted can be vested. If Westpac's TSR is at or above the 75th percentile of the peer group, 100% of the performance options and performance share rights granted can be vested. Between the 50th percentile and the 75th percentile an additional 2% of performance options and performance share rights can be vested for each 1% improvement in TSR ranking above the 50th percentile.

Performance options

        Under the Westpac Performance Plan, up to 100 eligible executives can be granted performance options to acquire fully paid ordinary shares issued by Westpac, with vesting subject to meeting the above performance hurdle. The performance options will have a ten year life from date of grant. The price to be paid by the executive, (the exercise price), is equal to the average market price of Westpac ordinary shares traded on the ASX over the five trading days up to the time the offer is made.

        The initial period for testing against the performance hurdle is after three years. Executives can elect to vest based on the result of this testing or opt to test again on the fourth anniversary. Executives can elect to vest based on the result of this testing on the fourth anniversary or opt to do a final test on the fifth anniversary. Executives do not have the choice to revert to the results based on earlier testing. Any performance options that do not vest are forfeited.

        Upon exercising vested performance options, the executive has the right to take up his or her entitlement in whole or in part as fully paid ordinary shares. The exercise price is payable at that time. If a performance option is not exercised prior to the end of its term, it lapses.

        The following table sets out details of the performance options granted to executives under the Westpac Performance Plan:

Grant Date	Latest Date for Exercise	Exercise Price	As at 1 October 2002	Granted During the Year	Exercised During the Year	Lapsed During the Year	As at 30 September 2003
20 January 2003	20 January 2013	$13.59	—	4,485,496	—	83,979	4,401,517
1 May 2003	1 May 2013	$15.04	—	28,333	—	—	28,333

			—	4,513,829	—	83,979	4,429,850

Weighted average exercise price			—	$13.60	$0.00	$13.59	$13.60

Performance share rights

        Under the Westpac Performance Plan, performance share rights will be granted to approximately 500 eligible executives and senior management, with vesting subject to meeting the above performance hurdle. After vesting the performance share rights entitle the holder to elect to receive fully paid Westpac ordinary shares at no cost to the participant.

        The performance share rights have either a two-year or a three-year initial testing period. The performance share rights will be subject to the same periodic testing as for performance options above, except that those with a two-year initial testing period will be tested on the second, third and fourth anniversaries. Any performance share rights that do not vest will be forfeited.

        The following table sets out details of the performance share rights granted to executives and senior managers under the Westpac Performance Plan:

Grant Date	Latest Date for Exercise	As at 1 October 2002	Granted During the Year	Exercised During the Year	Lapsed During the Year	As at 30 September 2003
Two-year intial testing period
20 January 2003	20 January 2013	—	2,483,934	15,202	93,328	2,375,404
1 May 2003	1 May 2013	—	22,106	—	—	22,106
1 August 2003	1 August 2013	—	5,855	—	—	5,855
Three-year initial testing period
20 January 2003	20 January 2013	—	1,433,929	808	75,274	1,357,847
1 May 2003	1 May 2013	—	14,605	—	—	14,605
1 August 2003	1 August 2013	—	6,059	—	—	6,059

		—	3,966,488	16,010	168,602	3,781,876

ii Chief Executive Share Option Agreements

        Following approval at a special general meeting of Westpac's shareholders on 2 September 1999, the Chief Executive Officer, David Morgan was granted three tranches of non-transferable options (CEO 1999 options), each tranche enabling him to subscribe for 1,000,000 ordinary shares at a price of $10.83 per share.

        The first tranche became exercisable on 1 March 2002 and may be exercised at any time up to 1 March 2009. The second tranche became exercisable on 1 March 2003 and may be exercised at any time up to 1 March 2009. The third tranche, when vested, is exercisable between 1 March 2004 and 1 March 2009. All tranches are subject to a performance requirement that will determine the proportion which may be exercised after the end of the performance period. The performance hurdles compare the TSR received by Westpac shareholders against those received by shareholders of a peer group of companies over the performance period. The peer group is the 50 largest companies listed on the ASX by market capitalisation at the commencement of the performance period (excluding Westpac, property and investment trusts and specified resources companies). If Westpac's TSR is below the TSR of the bottom 25% of the peer group over the performance period, none of the options granted will be exercisable. Where Westpac's TSR is equal to or exceeds the TSR of 75% of the peer group over the performance period, all options granted will be exercisable. For each percentage improvement in the relative TSR of Westpac above 25% and up to 50% of the peer group, an additional 1% of options become exercisable. For each percentage improvement in the relative TSR of Westpac above 50% and up to 75% of the peer group, an additional 2% of options become exercisable. The initial period for testing against the performance hurdle is after three, four and five years for the first, second and third tranches, respectively. David Morgan can elect to vest based on the result at the initial testing date or elect to test again in each of the subsequent two anniversaries, however David Morgan does not have the choice to revert to the results based on earlier testing.

        Pursuant to a resolution passed at the annual general meeting of shareholders on 13 December 2001, the grant of a further two tranches of non-transferable options (CEO 2001 options) to David Morgan was approved. Each tranche enables him to subscribe for 1,100,000 ordinary shares. The exercise price of each tranche is the weighted average market price of Westpac ordinary shares traded on the ASX during the five trading days up to the time the offer is made. The first tranche was granted on 1 March 2002 at an exercise price of $16.71 per option. The second tranche was granted on 4 March 2003 at an exercise price of $13.87 per option. The first tranche is subject to the same performance hurdles as the CEO 1999 options. The second tranche is subject to a stricter performance hurdle determined by our Directors such that where Westpac's TSR is below the median of the peer group over the performance period, none of the options granted will be exercisable. Where Westpac's TSR is equal to or exceeds 75% of the peer group over the performance period, all options granted can be exercised. The initial period for testing against the performance hurdles is after three years.

        Westpac will not lend any part of the aggregate exercise price to David Morgan to facilitate the exercise of any of these options.

        The following table sets out details of the options granted to David Morgan under the Chief Executive Share Options Agreements:

Grant Date	Latest Date for Exercise	Exercise Price	As at 1 October 2002	Granted During the Year	Exercised During the Year	Lapsed During the Year	As at 30 September 2003
1 March 1999	1 March 2009	$10.83	920,000	—	625,000	—	295,000
1 March 1999	1 March 2009	$10.83	1,000,000	—	—	71,420	928,580
1 March 1999	1 March 2009	$10.83	1,000,000	—	—	—	1,000,000
1 March 2002	29 February 2012	$16.71	1,100,000	—	—	—	1,100,000
4 March 2003	28 February 2013	$13.87	—	1,100,000	—	—	1,100,000

			4,020,000	1,100,000	625,000	71,420	4,423,580

Weighted average exercise price			$12.44	$13.87	$10.83	$10.83	$13.05

iii Stock appreciation rights

        As at 30 September 2003, there were 500,000 stock appreciation rights outstanding, which were granted on 2 September 1997 at a nominal price of $7.89 per right (the issue price). No stock appreciation rights have been issued since 1997 and none were exercised during the year ended 30 September 2003. The stock appreciation rights have a term of up to ten years and become payable, at the option of the holder at any time on or after three years from the date of the grant.

        Under the rights, the holder receives a cash payment equal to the amount by which the closing price of Westpac's ordinary shares exceeds the issue price as at close of business on the ASX on the date the rights are exercised.

        Stock appreciation rights provide no dividend or voting rights to holders.

Former Executive and Senior Officer share plans

        The General Management Share Option Plan (GMSOP) and Senior Officers' Share Purchase Scheme (SOSPS) were replaced by the Westpac Performance Plan. The GMSOP and SOSPS provided for the allocation of share options to selected executives and senior officers.

i General Management Share Option Plan (GMSOP)

        Under the GMSOP, approved by shareholders in December 1998, Westpac granted options to acquire fully paid ordinary shares issued by Westpac.

        Participants in the GMSOP were limited to selected executives at General Manager level or above. Non-executive Directors were not eligible to participate in the plan and no Executive Directors could participate in the plan without specific shareholder approval.

        No consideration was payable for the grant of an option under the GMSOP. The exercise price is equal to the average closing price of Westpac's ordinary shares on the ASX during the five trading days before the date of the offer of options to the selected executive.

        The options have a ten-year life, and are subject to a performance requirement that will determine the proportion which may be exercised following the end of the performance period. The performance hurdles compare the TSR received by Westpac shareholders against those received by shareholders of a peer group over the performance period. Options granted under the GMSOP are subject to the same peer group TSR and performance hurdles as the CEO 1999 options.

        The initial period for testing against the performance hurdle is after three years. Participants can elect to vest based on the result of this testing or opt to test again on the fourth anniversary. Participants can elect to vest based on the result of this testing on the fourth anniversary or opt to do a final test on the fifth anniversary. Participants do not have the choice to revert to the results based on earlier testing. Any performance options that do not vest are forfeited.

        The following table sets out details of the options granted to selected executives at General Manager level or above under the GMSOP:

Grant Date	Latest Date for Exercise	Exercise Price	As at 1 October 2002	Granted During the Year	Exercised During the Year	Lapsed During the Year	As at 30 September 2003
1 March 1999	1 March 2009	$10.85	45,000	—	—	—	45,000
6 April 1999	6 April 2009	$10.60	98,000	—	—	—	98,000
3 August 1999	3 August 2009	$9.99	250,000	—	150,000	—	100,000
29 December 1999	29 December 2009	$9.57	1,813,000	—	1,172,000	—	641,000
6 March 2000	6 March 2010	$10.70	140,000	—	131,600	8,400	—
3 April 2000	3 April 2010	$10.51	40,000	—	—	2,326	37,674
3 April 2000	3 April 2010	$10.75	100,000	—	—	5,814	94,186
4 September 2000	4 September 2010	$12.39	1,150,000	—	—	—	1,150,000
8 January 2001	8 January 2011	$13.32	3,445,400	—	450,959	259,318	2,735,123
22 January 2001	22 January 2011	$13.72	100,000	—	—	—	100,000
19 March 2001	19 March 2011	$13.85	200,000	—	—	—	200,000
23 April 2001	23 April 2011	$13.67	100,000	—	—	—	100,000
7 August 2001	7 August 2011	$14.37	200,000	—	—	—	200,000
5 November 2001	5 November 2011	$12.75	1,030,000	—	—	—	1,030,000
9 January 2002	9 January 2012	$14.70	4,980,000	—	136,562	800,379	4,043,059
7 March 2002	7 March 2012	$15.73	300,000	—	—	—	300,000
27 May 2002	27 May 2012	$16.21	100,000	—	—	—	100,000
3 June 2002	3 June 2012	$16.15	16,241	—	—	16,241	—
22 July 2002	22 July 2012	$16.40	150,000	—	—	150,000	—
6 August 2002	6 August 2012	$16.03	140,000	—	—	—	140,000
12 August 2002	12 August 2012	$16.15	75,000	—	—	—	75,000
14 October 2002	14 October 2012	$15.65	—	75,000	—	—	75,000
21 October 2002	21 October 2012	$15.19	—	50,000	—	—	50,000
18 November 2002	18 November 2012	$13.30	—	75,000	—	—	75,000
2 December 2002	2 December 2012	$14.33	—	75,000	—	—	75,000

			14,472,641	275,000	2,041,121	1,242,478	11,464,042

Weighted average exercise price			$13.25	$14.57	$10.85	$14.58	$13.56

	Weighted Average Exercise Price $	Weighted Average Market Price $
200,000 options issued during the 2003 financial year whose exercise price exceeded the market price on grant date	15.04	13.68
75,000 options issued during the 2003 financial year whose exercise price was less than the market price on grant date	13.30	14.29

        Upon exercising an option, the officer has the right to take up his or her entitlement in whole or in part (but in multiples of 1,000) as fully paid ordinary shares. The exercise price is payable at that time. If an option is not exercised prior to the end of its term, it lapses.

        As at 30 September 2003, 38 executives (2002 42) held options under the GMSOP.

ii Senior Officers' Share Purchase Scheme (SOSPS)

        Under the SOSPS, approved by shareholders in January 1988, Westpac granted options to senior officers to purchase ordinary shares. Until December 1998, options offered had a term of five years and are exercisable during the last two years of the term.

        Pursuant to amendments to the SOSPS rules, approved by shareholders in December 1998, options granted by Westpac following those amendments had a term of ten years and are exercisable during the last seven years of the term.

        The consideration payable for the grant of an option prior to December 1998 was $0.01 per share. From December 1998, no consideration was payable. The exercise price is equal to the closing market price of Westpac's ordinary shares on the ASX on the day before the option is offered to the senior officer. If an option is not exercised prior to the end of its term, it lapses and the $0.01 per share, if previously paid, is forfeited by the officer.

        Eligibility for participation in the SOSPS, as now constituted, was restricted to full-time Group employees who do not qualify for the GMSOP and who were designated by the Directors from time to time to have achieved the status equal to or above senior officer.

        The following table sets out details of options granted to senior officers under the SOSPS.

Grant Date	Latest Date for Exercise	Exercise Price	As at 1 October 2002	Granted During the Year	Exercised During the Year	Lapsed During the Year	As at 30 September 2003
22 December 1997	22 December 2002	$8.60	868,000	—	651,000	217,000	—
2 March 1998	2 March 2003	$9.92	70,000	—	50,000	20,000	—
24 August 1998	24 August 2003	$10.50	35,000	—	35,000	—	—
21 December 1998	21 December 2003	$9.56	2,146,000	—	1,232,000	70,000	844,000
10 May 1999	10 May 2009	$11.56	65,000	—	—	—	65,000
30 August 1999	30 August 2009	$10.10	10,000	—	—	—	10,000
5 October 1999	5 October 2009	$9.55	40,000	—	—	—	40,000
29 December 1999	29 December 2009	$9.53	6,567,580	—	3,377,544	83,036	3,107,000
24 January 2000	24 January 2010	$10.10	20,000	—	20,000	—	—
6 March 2000	6 March 2010	$10.42	25,000	—	—	—	25,000
29 May 2000	29 May 2010	$10.43	45,000	—	—	—	45,000
4 September 2000	4 September 2010	$12.20	150,000	—	—	50,000	100,000
8 January 2001	8 January 2011	$13.26	6,929,511	—	310,376	394,456	6,224,679
15 January 2001	15 January 2011	$13.54	50,000	—	—	—	50,000
5 February 2001	5 February 2011	$12.87	10,000	—	—	—	10,000
19 March 2001	19 March 2011	$13.61	50,000	—	—	—	50,000
2 April 2001	2 April 2011	$13.76	20,000	—	—	—	20,000
9 April 2001	9 April 2011	$13.85	40,000	—	—	—	40,000
23 April 2001	23 April 2011	$13.50	98,000	—	—	—	98,000
14 May 2001	14 May 2011	$12.35	70,000	—	—	—	70,000
25 June 2001	25 June 2011	$12.80	50,000	—	—	—	50,000
7 August 2001	7 August 2011	$14.23	65,000	—	5,589	4,411	55,000
5 November 2001	5 November 2011	$12.05	10,000	—	—	—	10,000
9 January 2002	9 January 2012	$14.65	8,604,945	—	177,339	609,913	7,817,693
18 February 2002	18 February 2012	$15.63	50,000	—	—	—	50,000
29 April 2002	29 April 2012	$15.40	273,000	—	—	16,000	257,000
22 July 2002	22 July 2012	$16.24	516,680	—	—	228,107	288,573
29 July 2002	29 July 2012	$16.21	100,000	—	—	50,000	50,000
28 October 2002	28 October 2012	$15.32	—	30,000	—	—	30,000
18 November 2002	18 November 2012	$13.07	—	140,000	—	—	140,000

			26,978,716	170,000	5,858,848	1,742,923	19,546,945

Weighted average exercise price			$12.41	$13.47	$9.80	$13.27	$13.12

	Weighted Average Exercise Price $	Weighted Average Market Price $
30,000 options issued during the 2003 financial year whose exercise price exceeded the market price on grant date	15.32	13.84
140,000 options issued during the 2003 financial year whose exercise price was less than the market price on grant date	13.07	14.44

        For options granted prior to December 1998, upon exercising an option the senior officer must take up their entitlement in whole, in which event the whole of the exercise price (less the $0.01 per share paid upon grant of the option) becomes payable. For options granted after December 1998, upon exercising an option, the senior officer has the right to take up their entitlement in whole or in part (but in multiples of 1,000) as fully paid shares, in which event the whole of the exercise price becomes payable. Only fully paid ordinary shares carry dividend or voting rights.

        As at 30 September 2003 563 officers (2002 718) held options under the SOSPS.

General information on Executive and Senior Officer share plans

        The market price of Westpac's ordinary shares as at 30 September 2003 was $16.20 (2002 $13.85). Details of the shares issued under each of the Executive and Senior Officer share plans during the year ended 30 September 2003 are set out below:

Share Plan		Dates on which Options or Share Rights were Exercised	Exercise Price	Total Number of Shares Issued/Allocated	Fair Value (Market Value at Date of Issue/Allocation) ($'000)	Consideration Received ($'000)
2003	Performance share rights	April – June 2003	—	874	14	—
		July – September 2003	—	15,136	243	—
	Chief Executive Share Option Agreements	April – June 2003	$10.83	625,000	10,188	6,768
	GMSOP	October – December 2002	$9.99 – $13.32	73,400	1,019	811
		January – March 2003	$9.57 – $14.70	392,611	5,611	4,466
		April – June 2003	$9.57 – $9.99	972,000	15,591	9,344
		July – September 2003	$9.57 – $14.70	603,110	10,111	7,516
	SOSPS	October – December 2002	$8.59 – $14.65	1,117,348	15,448	10,312
		January – March 2003	$9.53 – $9.91	1,201,260	17,006	11,470
		April – June 2003	$9.53 – $14.65	2,899,897	46,549	29,333
		July – September 2003	$9.53 – $14.65	640,343	10,596	6,289
2002	GMSOP	October – December 2001	$9.57	52,800	862	505
		January – March 2002	$9.57 – $14.70	186,947	3,029	2,089
		April – June 2002	$9.57 – $11.45	330,460	5,457	3,419
		July – September 2002	$9.57 – $14.70	464,314	7,186	5,100
	SOSPS	October – December 2001	$7.04 – $13.50	2,517,638	38,682	21,778
		January – March 2002	$7.09 – $13.26	2,446,140	38,610	22,538
		April – June 2002	$7.04 – $14.65	2,966,159	48,684	27,760
		July – September 2002	$8.59 – $14.65	778,309	12,188	7,725

        Shares allotted as a consequence of the exercise of performance options or performance share rights under the plan will, from the day of allotment, rank equally with all other issued Westpac ordinary shares and qualify for the payment of dividends and shareholder voting rights.

        The share plans are operated in compliance with ASIC policy statement 49 which provides relief from the disclosure and licensing provisions of the Corporations Act 2001. Included in the ASIC policy statement is a five percent limit on the number of shares that can be issued under an employee share scheme without the issuance of a prospectus. Under the policy statement, the number of shares the subject of options to be offered to employees at any particular time cannot, at the time the offer is made and when aggregated with the number of shares the subject of previously issued unexercised options issued to employees under those plans and with the number of shares issued during the previous five years under all employee share schemes, exceed five percent of the total number of shares on issue at the time that offer is made.

        The names of all persons who hold options and/or performance share rights currently on issue are entered in Westpac's register of option holders which may be inspected at ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, New South Wales.

Employee Share Plans

i The Deferral Share Plan (DSP)

        The DSP was introduced from September 2002, replacing the Westpac Employee Share Plan stage one (WESP1). The first allocation of shares under the DSP took place in December 2002. Under the DSP, employees have the opportunity to pre-elect to receive any prospective short term incentive bonus as Westpac shares in the DSP. Participants will pay the current market price, including acquisition costs, at the time Westpac shares are purchased on their behalf. The shares must generally remain in the plan for 12 months but can remain for up to ten years. Participants are entitled to receive any dividend or other distribution attaching to shares held under the DSP. Participants are also entitled to exercise voting rights attaching to the shares.

        Commencing in 2004, non-executive Directors may elect each year to take a portion of their fees in the form of share purchases under the DSP.

        The following table relates to shares purchased under the DSP during the year ended 30 September 2003:

	Number of Participants	Average Number of Shares Purchased per Participant	Average Purchase Price per Share	Total Purchase Consideration
2003	424	931	$14.28	$5,636,945

        The shares were purchased on various dates throughout the financial year.

ii The Employee Share Plan (ESP)

        The ESP was introduced from September 2002, replacing the Westpac Employee Share Plan stage two (WESP2). The first allocation of shares under the ESP took place in December 2002. Under the ESP, shares may be allocated to employees at no cost to recognise their contribution to Westpac's financial performance over the previous financial year. The plan operates as a tax-exempt scheme with a maximum $1,000 value allocation per employee each year. However, the size of actual allocation depends on the performance of Westpac's share price over the financial year and includes a performance hurdle before any allocation is made. The shares are normally locked within the ESP for three years unless the employee leaves Westpac. Participants are entitled to receive any dividend or other distribution attaching to shares held under the ESP. Participants are also entitled to exercise voting rights attaching to the shares.

        Westpac's Australian employees (including part-time employees) who have been in six months continuous employment as at 30 September each year will be eligible to participate in the ESP. Executives and senior management who participate in the Westpac Performance Plan are not eligible to participate in the ESP during the same performance year.

        The following table relates to shares purchased under the ESP during the year ended 30 September 2003:

	Number of Participants	Average Number of Shares Purchased per Participant	Average Purchase Price per Share	Total Purchase Consideration
2003	16,872	43	$13.99	$10,149,689

        The shares were allocated on 17 December 2002.

iii The New Zealand Staff Share Scheme

        When the scheme was established in March 2000 all permanent members of staff were allocated NZ Class shares. The shares were purchased on market on behalf of employees. New Zealand staff are eligible to receive further allocations of New Zealand Class shares depending on the market performance of the New Zealand Class shares.

        Participants are entitled to receive any dividend or other distribution attaching to shares held under the scheme. Participants are also entitled to exercise voting rights attaching to the shares.

        The following table relates to shares purchased under the New Zealand staff share scheme during the years ended 30 September:

	Number of Participants	Average Number of Shares Purchased per Participant	Average Purchase Price per Share		Total Purchase Consideration
2003	5,365	26	NZ$	14.75	NZ$	2,057,478
2002	5,837	15	NZ$	18.00	NZ$	1,575,900

        The shares were allocated on 15 November 2002.

Former Employee Share Plans

        The following share plans were replaced in September 2002 by the DSP and ESP, respectively.

i The Westpac Employee Share Plan stage one (WESP1)

        This share purchase arrangement was open to all part-time and full-time Westpac Group employees based in Australia and non-executive Directors. Part-time and full-time employees were entitled to elect up to 100% of prospective performance related bonus to be taken in the form of share purchases under WESP1. Non-executive Directors may elect each year to take a portion of their fees in the form of share purchases under WESP1.

        Shares are purchased, by an independent plan company, on the ASX and are held in WESP1, in the employees' names. Under WESP1 rules, shares must be retained in the WESP1 for at least 12 months (unless the employee leaves Westpac) and can be retained in WESP1 for up to ten years. Participants are entitled to receive any dividend or other distribution attaching to shares held under WESP1. Participants are also entitled to exercise voting rights attaching to the shares.

        WESP1 rules also permitted share purchases to be funded from the remuneration package of part-time and full time employees (up to 20% of total remuneration) Westpac has not made any offers of this type.

        Shares in the WESP1 will continue to be allocated to non-executive Directors to satisfy fee allocations until March 2004, however the WESP1 was closed to new offers in May 2003.

        The following table relates to shares purchased under WESP1 during the year ended 30 September:

	Total Amounts Sacrificed	Number of Shares Purchased	Average Purchase Price
2003	$322,134	20,591	$15.64
2002	$6,110,981	399,405	$15.30

ii The Westpac Employee Share Plan stage two (WESP2)

        This profit sharing arrangement allocated a profit share, up to a maximum of $1,000 per participant, to eligible employees each financial year, provided that Westpac achieved a performance target. After Westpac's annual profit announcement shares were purchased, by an independent plan company, on the ASX and held in WESP2 in the employees' names. Under WESP2 rules, shares must be retained in the WESP2 for at least three years unless the employee leaves Westpac. Those employees of Westpac or a Westpac controlled entity who have been employed for at least 12 months are eligible to participate in WESP2. Participants are entitled to receive any dividend or other distribution attaching to shares held under the WESP2. Participants are also entitled to exercise voting rights attaching to the shares.

        The WESP2 was closed to new offers in May 2003 and no shares have been purchased under WESP2 during the financial year.

        The following table relates to shares purchased under WESP2 during the year ended 30 September:

	Number of Participants	Average Number of Shares Purchased per Participant	Average Purchase Price per Share	Total Purchase Consideration
2002	15,070	34	$15.78	$8,086,915

Note 27. Maturity analysis

        The following maturity analysis of monetary assets and liabilities is based on contractual terms. The majority of the longer term maturity assets are variable rate products. When managing interest rate and liquidity risks, the Group adjusts this contractual profile for expected customer behaviour.

	Consolidated Maturity Analysis 2003
	At Call $m	Overdrafts $m	1 Day to 3 Months $m	Over 3 Months to 1 Year $m	Over 1 Year to 5 Years $m	Over 5 Years $m	No Specific Maturity $m	Total $m
Australia
Assets
Cash and balances with central banks	1,671	—	—	—	—	—	—	1,671
Due from other financial institutions	62	—	2,808	—	—	—	—	2,870
Trading securities	—	—	1,066	631	2,068	3,859	—	7,624
Investment securities	—	—	136	94	747	59	—	1,036
Loans (net of provisions)	—	3,108	25,088	3,321	22,837	75,352	—	129,706
Acceptances of customers	—	—	3,688	100	—	—	—	3,788
Life insurance assets	—	—	1,185	768	305	234	7,955	10,447
All other assets	—	—	2,751	5,845	9,355	4,269	546	22,766

Total assets	1,733	3,108	36,722	10,759	35,312	83,773	8,501	179,908

Liabilities
Due to other financial institutions	889	—	1,819	—	—	—	—	2,708
Deposits and public borrowings	55,408	—	30,081	11,488	1,506	44	—	98,527
Debt issues	—	—	2,089	5,964	10,179	463	—	18,695
Acceptances	—	—	3,688	100	—	—	—	3,788
Life insurance policy liabilities	—	—	—	157	243	168	9,321	9,889
All other liabilities	—	—	10,721	3,839	6,847	117	1,676	23,200
Net intragroup payable	9,471	—	—	—	—	—	—	9,471

Total liabilities excluding loan capital	65,768	—	48,398	21,548	18,775	792	10,997	166,278

Loan capital	529	—	—	—	—	3,971	—	4,500

Total liabilities	66,297	—	48,398	21,548	18,775	4,763	10,997	170,778

Net assets Australia	(64,564)	3,108	(11,676)	(10,789)	16,537	79,010	(2,496)	9,130

Overseas
Assets
Cash and balances with central banks	115	—	—	—	—	—	—	115
Due from other financial institutions	67	—	2,671	242	164	—	21	3,165
Trading securities	—	—	450	348	232	139	—	1,169
Investment securities	—	—	93	127	2,395	5	—	2,620
Loans (net of provisions)	—	985	5,531	1,550	10,152	12,036	513	30,767
Life insurance assets	—	—	69	—	6	—	—	75
Regulatory deposits with central banks overseas	—	—	407	—	—	—	18	425
All other assets	—	—	631	458	831	767	408	3,095
Net intragroup receivable	9,471	—	—	—	—	—	—	9,471

Total assets	9,653	985	9,852	2,725	13,780	12,947	960	50,902

Liabilities
Due to other financial institutions	133	—	958	32	—	—	—	1,123
Deposits and public borrowings	6,642	—	15,443	4,630	3,109	629	91	30,544
Debt issues	—	—	811	2,595	7,691	178	—	11,275
Life insurance policy liabilities	—	—	—	—	—	—	7	7
All other liabilities	—	—	856	419	1,482	66	220	3,043

Total liabilities excluding loan capital	6,775	—	18,068	7,676	12,282	873	318	45,992

Loan capital	—	—	—	—	—	44	—	44

Total liabilities	6,775	—	18,068	7,676	12,282	917	318	46,036

Net assets overseas	2,878	985	(8,216)	(4,951)	1,498	12,030	642	4,866

Total net assets	(61,686)	4,093	(19,892)	(15,740)	18,035	91,040	(1,854)	13,996

	Consolidated Maturity Analysis 2002
	At Call $m	Overdrafts $m	1 Day to 3 Months $m	Over 3 Months to 1 Year $m	Over 1 Year to 5 Years $m	Over 5 Years $m	No Specific Maturity $m	Total $m
Australia
Assets
Cash and balances with central banks	1,554	—	—	—	—	—	—	1,554
Due from other financial institutions	90	—	3,211	—	—	—	—	3,301
Trading securities	—	—	1,607	5,183	1,363	422	—	8,575
Investment securities	—	—	—	51	778	135	—	964
Loans (net of provisions)	—	3,007	17,651	3,708	14,583	67,657	—	106,606
Acceptances of customers	—	—	4,714	74	—	—	—	4,788
Life insurance assets	—	—	1,129	330	304	182	5,567	7,512
All other assets	—	—	4,257	3,350	6,656	3,545	810	18,618

Total assets	1,644	3,007	32,569	12,696	23,684	71,941	6,377	151,918

Liabilities
Due to other financial institutions	1,314	—	994	—	—	—	—	2,308
Deposits and public borrowings	48,736	—	23,002	8,504	1,691	29	—	81,962
Debt issues	—	—	2,328	5,960	9,298	868	—	18,454
Acceptances	—	—	4,714	74	—	—	—	4,788
Life insurance policy liabilities	—	—	—	127	201	126	6,698	7,152
All other liabilities	—	—	6,589	4,043	6,382	1,448	161	18,623
Net intragroup payable	7,473	—	—	—	—	—	—	7,473

Total liabilities excluding loan capital	57,523	—	37,627	18,708	17,572	2,471	6,859	140,760

Loan capital	—	—	645	—	—	3,825	—	4,470

Total liabilities	57,523	—	38,272	18,708	17,572	6,296	6,859	145,230

Net assets Australia	(55,879)	3,007	(5,703)	(6,012)	6,112	65,645	(482)	6,688

Overseas
Assets
Cash and balances with central banks	115	—	—	—	—	—	—	115
Due from other financial institutions	112	—	1,762	67	—	—	—	1,941
Trading securities	—	—	1,267	396	250	155	—	2,068
Investment securities	—	—	146	91	1,602	510	—	2,349
Loans (net of provisions)	—	1,012	5,987	4,734	11,454	6,077	—	29,264
Life insurance assets	—	—	50	1	2	1	—	54
Regulatory deposits with central banks overseas	—	—	443	—	—	—	12	455
All other assets	—	—	799	670	566	817	21	2,873
Net intragroup receivable	7,473	—	—	—	—	—	—	7,473

Total assets	7,700	1,012	10,454	5,959	13,874	7,560	33	46,592

Liabilities
Due to other financial institutions	338	—	2,084	1	—	—	—	2,423
Deposits and public borrowings	8,634	—	10,287	6,708	2,432	740	—	28,801
Debt issues	—	—	4,962	1,795	2,364	—	—	9,121
Life insurance policy liabilities	—	—	—	—	—	—	11	11
All other liabilities	—	—	715	364	1,246	83	6	2,414

Total liabilities excluding loan capital	8,972	—	18,048	8,868	6,042	823	17	42,770

Loan capital	—	—	—	—	42	—	—	42

Total liabilities	8,972	—	18,048	8,868	6,084	823	17	42,812

Net assets overseas	(1,272)	1,012	(7,594)	(2,909)	7,790	6,737	16	3,780

Total net assets	(57,151)	4,019	(13,297)	(8,921)	13,902	72,382	(466)	10,468

Note 28. Average balances and related interest

        The following table lists the average balances and related interest for the major categories of the Group's interest earning assets and interest bearing liabilities. Averages used are predominantly daily averages:

	Consolidated
	2003			2002			2001
	Average Balance $m	Interest(1) $m	Average Rate %	Average Balance $m	Interest(1) $m	Average Rate %	Average Balance $m	Interest(1) $m	Average Rate %
Assets
Interest earning assets
Due from other financial institutions:
Australia	3,136	155	4.9	2,496	93	3.7	1,618	68	4.2
New Zealand	1,565	59	3.8	1,718	57	3.3	1,572	67	4.3
Other overseas	2,546	77	3.0	1,782	60	3.4	1,574	95	6.0
Investment and trading securities:
Australia	7,639	379	5.0	9,153	435	4.8	8,080	449	5.6
New Zealand	1,044	67	6.4	902	58	6.4	822	73	8.9
Other overseas	3,344	159	4.8	2,553	121	4.7	2,741	179	6.5
Regulatory deposits with central banks:
Other overseas	382	6	1.6	418	8	1.9	487	29	6.0
Loans and other receivables:
Australia	119,777	7,164	6.0	106,778	6,680	6.3	92,304	7,284	7.9
New Zealand	28,682	2,039	7.1	23,657	1,707	7.2	21,327	1,854	8.7
Other overseas	2,775	101	3.6	2,939	124	4.2	3,988	289	7.2
Impaired loans:
Australia	255	5	2.0	339	5	1.5	339	6	1.8
New Zealand	66	2	3.0	95	4	4.2	124	5	4.0
Other overseas	246	8	3.0	294	7	2.4	178	9	5.1
Intragroup receivable:
Other overseas	14,816	335	2.3	15,839	449	2.8	16,383	945	5.8

Interest earning assets and interest income including intragroup	186,273	10,556	5.7	168,963	9,808	5.8	151,537	11,352	7.5
Intragroup elimination	(14,816)	(335)		(15,839)	(449)		(16,383)	(945)

Total interest earning assets and interest income	171,457	10,221	6.0	153,124	9,359	6.1	135,154	10,407	7.7

Non-interest earning assets
Cash, due from other financial institutions and regulatory deposits	2,268			2,220			809
Life insurance assets	10,278			7,656			7,457
All other assets	23,503			17,723			19,633
Provisions for bad and doubtful debts:
Australia	(1,263)			(1,370)			(1,325)
New Zealand	(127)			(79)			(92)
Other overseas	(141)			(154)			(120)

Total non-interest earning assets	34,518			25,996			26,362

Acceptances of customers:
Australia	4,402			7,701			16,654
Other overseas	—			6			26

Total acceptances of customers	4,402			7,707			16,680

Total assets	210,377			186,827			178,196

(1)
The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax. The interest income above is presented on a tax equivalent basis and for the 2003 year was $197 million (2002 $139 million, 2001 $149 million).

	Consolidated
	2003			2002			2001
	Average Balance $m	Interest $m	Average Rate %	Average Balance $m	Interest $m	Average Rate %	Average Balance $m	Interest $m	Average Rate %
Liabilities
Interest bearing liabilities
Deposits:
Australia	88,691	3,374	3.8	72,774	2,568	3.5	56,307	2,403	4.3
New Zealand	19,469	880	4.5	16,908	744	4.4	15,276	806	5.3
Other overseas	10,521	255	2.4	9,963	288	2.9	9,709	546	5.6
Public borrowings by controlled entity borrowing corporations:
Australia	—	—	—	2,955	152	5.1	5,986	344	5.7
New Zealand	—	—	—	3	—	10.0	7	1	10.0
Due to other financial institutions:
Australia	1,873	46	2.5	1,788	56	3.1	1,530	70	4.6
New Zealand	272	20	7.4	162	8	4.9	213	10	4.7
Other overseas	1,937	64	3.3	3,100	115	3.7	3,805	208	5.5
Loan capital:
Australia	4,443	154	3.5	4,541	198	4.4	4,944	348	7.0
New Zealand	45	3	6.7	42	3	7.1	40	3	7.5
Other interest bearing liabilities:
Australia	18,562	683	3.7	17,547	722	4.1	15,052	925	6.1
New Zealand	390	30	7.7	141	8	5.7	269	13	4.8
Other overseas	10,112	171	1.7	8,726	212	2.4	9,360	530	5.7
Intragroup payable:
Australia	6,822	163	2.4	8,156	247	3.0	9,357	562	6.0
New Zealand	7,994	172	2.2	7,683	202	2.6	7,026	383	5.5

Interest bearing liabilities and interest expense including intragroup	171,131	6,015	3.5	154,489	5,523	3.6	138,881	7,152	5.1
Intragroup elimination	(14,816)	(335)		(15,839)	(449)		(16,383)	(945)

Total interest bearing liabilities and interest expense	156,315	5,680	3.6	138,650	5,074	3.7	122,498	6,207	5.1

Non-interest bearing liabilities
Deposits and due to other financial institutions:
Australia	3,989			3,782			3,810
New Zealand	1,039			947			900
Other overseas	251			250			245
Life insurance policy liabilities	9,723			7,431			7,150
All other liabilities	22,540			17,689			17,643

Total non-interest bearing liabilities	37,542			30,099			29,748

Acceptances:
Australia	4,402			7,701			16,654
Other overseas	—			6			26

Total acceptances	4,402			7,707			16,680

Total liabilities	198,259			176,456			168,926

Shareholders' equity	10,972			9,890			8,795
TOPrS	465			465			465
FIRsTS	511			—			—
TPS	149			—			—
Outside equity interests	21			16			10

Total equity	12,118			10,371			9,270

Total liabilities and equity	210,377			186,827			178,196

        The following table allocates changes in net interest income1 between changes in volume and changes in rate for the last two financial years. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest bearing liabilities. The variance caused by change in both volume and rate has been allocated in proportion to the relationship of the absolute dollar amount of each change to the total.

	Consolidated
	2003			2002
	Volume $m	Change due to Rate $m	Total $m	Volume $m	Change due to Rate $m	Total $m
Assets
Interest-earning assets
Due from other financial institutions:
Australia	24	38	62	37	(12)	25
New Zealand	(5)	7	2	6	(16)	(10)
Other overseas	26	(9)	17	13	(48)	(35)
Investment and trading securities:
Australia	(72)	16	(56)	60	(74)	(14)
New Zealand	9	—	9	7	(22)	(15)
Other overseas	37	1	38	(12)	(46)	(58)
Regulatory deposits with central banks:
Other overseas	(1)	(1)	(2)	(4)	(17)	(21)
Loans and other receivables:
Australia	813	(329)	484	1,142	(1,746)	(604)
New Zealand	363	(31)	332	203	(350)	(147)
Other overseas	(7)	(16)	(23)	(76)	(89)	(165)
Impaired loans:
Australia	(1)	1	—	—	(1)	(1)
New Zealand	(1)	(1)	(2)	(1)	—	(1)
Other overseas	(1)	2	1	6	(8)	(2)
Intragroup receivable:
Other overseas	(29)	(85)	(114)	11	(507)	(496)

Total change in interest income including intragroup	1,155	(407)	748	1,392	(2,936)	(1,544)
Intragroup elimination	29	85	114	(11)	507	496

Total change in interest income	1,184	(322)	862	1,381	(2,429)	(1,048)

Interest-bearing liabilities
Deposits:
Australia	562	244	806	703	(538)	165
New Zealand	113	23	136	86	(148)	(62)
Other overseas	16	(49)	(33)	14	(272)	(258)
Public borrowings by controlled entity borrowing corporations:
Australia	(152)	—	(152)	(174)	(18)	(192)
New Zealand	—	—	—	(1)	—	(1)
Due to other financial institutions:
Australia	3	(13)	(10)	12	(26)	(14)
New Zealand	5	7	12	(2)	—	(2)
Other overseas	(43)	(8)	(51)	(39)	(54)	(93)
Loan capital
Australia	(4)	(40)	(44)	(28)	(122)	(150)
New Zealand	—	—	—	—	—	—
Other interest bearing liabilities:
Australia	42	(81)	(39)	153	(356)	(203)
New Zealand	14	8	22	(6)	1	(5)
Other overseas	34	(75)	(41)	(36)	(282)	(318)
Intragroup payable:
Australia	(40)	(44)	(84)	(140)	(175)	(315)
New Zealand	8	(38)	(30)	151	(332)	(181)

Total change in interest expense including intragroup	558	(66)	492	693	(2,322)	(1,629)
Intragroup elimination	32	82	114	11	507	496

Total change in interest expense	590	16	606	682	(1,815)	(1,133)

Change in net interest income:
Australia	353	(340)	13	573	(773)	(200)
New Zealand	226	(25)	201	138	(246)	(108)
Other overseas	18	24	42	(12)	405	393

Total change in net interest income	597	(341)	256	699	(614)	85

(1)
The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax. The interest income above is presented on a tax equivalent basis and for the 2003 year was $197 million (2002 $139 million, 2001 $149 million).

Note 29. Group segment information

        The basis of segment reporting reflects the management of the business within the Group, rather than the legal structure of the Group. The business segment results have been presented on a management reporting basis and consequently, internal charges and transfer pricing adjustments have been reflected in the performance of each business segment. Intersegment pricing is determined on an arm's length basis.

Primary reporting—business segments

        The business segments are defined by the customers they service and the services they provide. The Business and Consumer Banking segment is responsible for servicing and product development for consumer and smaller to medium-sized business customers within Australia. The BT Financial Group designs, manufactures and services financial products that enable customers to achieve their financial goals through the accumulation management and protection of personal wealth. The Institutional Banking segment represents primarily corporations and institutional customers either based in, or with interests in, Australia and New Zealand, and also provides certain services to middle-market business banking customers in Australia and New Zealand. The New Zealand Banking segment provides banking and wealth management services to consumer and retail business customers. Other includes the results of Business and Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions. The majority of the direct operating expenses of Other are recharged back to the business segments as indicated in the internal charges line within operating expenses.

	Consolidated 2003
	Business and Consumer Banking $m	BT Financial Group $m	Institutional Banking $m	New Zealand Banking $m	Other $m	Total $m
Revenue from external customers	8,858	1,471	1,947	1,898	687	14,861
Internal revenue	278	57	1,312	(454)	(1,193)	—

Total segment revenue	9,136	1,528	3,259	1,444	(506)	14,861

Interest income	7,099	101	1,319	1,447	58	10,024
Interest expense	(3,378)	(1)	(570)	(677)	(1,054)	(5,680)
Internal charges(1)	(563)	(17)	(372)	(73)	1,025	—

Net interest income	3,158	83	377	697	29	4,344
Net non-interest income	1,179	719	512	317	259	2,986
Internal charges(1)	110	(190)	33	—	47	—

Total operating income	4,447	612	922	1,014	335	7,330

Depreciation and goodwill amortisation	(80)	(78)	(3)	(69)	(183)	(413)
Other non-cash expenses	(72)	(10)	(14)	(4)	(119)	(219)
Other operating expenses	(1,650)	(322)	(329)	(451)	(542)	(3,294)
Internal charges(1)	(621)	(28)	(127)	(18)	794	—

Total operating expenses excluding bad and doubtful debts	(2,423)	(438)	(473)	(542)	(50)	(3,926)
Bad and doubtful debts	(322)	—	(107)	(45)	(11)	(485)

Profit from ordinary activities before income tax expense	1,702	174	342	427	274	2,919
Income tax expense	(524)	(47)	42	(144)	(55)	(728)
Outside equity interest	—	—	(2)	(2)	(4)	(8)

Net profit	1,178	127	382	281	215	2,183

Total assets	121,051	13,983	52,238	22,409	11,658	221,339

Total liabilities	85,171	10,345	36,376	22,724	52,727	207,343

Acquisition of fixed assets and goodwill	177	947	113	33	17	1,287

(1)
Internal charges are eliminated on consolidation.

        Changes in the carrying value of goodwill related to each business segment for the year ended 30 September 2003 are presented in the table below.

	Consolidated 2003
	Business and Consumer Banking $m	BT Financial Group $m	Institutional Banking $m	New Zealand Banking $m	Other $m	Total $m
Balance at beginning of the year	737	503	—	507	7	1,754
Goodwill acquired during the year	—	927	37	—	—	964
Foreign exchange adjustment/other adjustments	—	(3)	—	6	—	3
Goodwill amortisation	(58)	(63)	(2)	(37)	(3)	(163)

Balance at year end	679	1,364	35	476	4	2,558

	Consolidated 2002
	Business and Consumer Banking $m	BT Financial Group $m	Institutional Banking $m	New Zealand Banking $m	Other $m	Total $m
Revenue from external customers	10,337	84	1,757	2,521	581	15,280
Internal revenue	208	31	524	34	(797)	—

Total segment revenue	10,545	115	2,281	2,555	(216)	15,280

Interest income	6,796	37	952	1,273	162	9,220
Interest expense	(3,124)	—	(518)	(629)	(803)	(5,074)
Internal charges(1)	(556)	(8)	(92)	7	649	—

Net interest income	3,116	29	342	651	8	4,146
Net non-interest income	1,762	359	254	378	225	2,978
Internal charges(1)	136	(195)	33	2	24	—

Total operating income	5,014	193	629	1,031	257	7,124

Depreciation and goodwill amortisation	(90)	(13)	(22)	(75)	(173)	(373)
Other non-cash expenses	(77)	(5)	(11)	(3)	(295)	(391)
Other operating expenses	(1,486)	(217)	(297)	(399)	(832)	(3,231)
Internal charges(1)	(773)	(36)	(78)	(16)	903	—

Total operating expenses excluding bad and doubtful debts	(2,426)	(271)	(408)	(493)	(397)	(3,995)
Bad and doubtful debts	(368)	—	(96)	(51)	54	(461)

Profit from ordinary activities before income tax expense	2,220	(78)	125	487	(86)	2,668
Income tax expense	(478)	33	1	(140)	113	(471)
Outside equity interest	—	—	—	(1)	(4)	(5)

Net profit(2)	1,742	(45)	126	346	23	2,192

Total assets	101,613	9,099	49,125	19,944	11,256	191,037

Total liabilities	76,154	7,342	37,361	21,403	38,311	180,571

Acquisition of fixed assets and goodwill	200	333	6	74	1	614

(1)
Internal charges are eliminated on consolidation.

(2)
This included the net profit on the sale of shares in Australia Guarantee Corporation Limited of $662 million in Business and Consumer Banking and $92 million in New Zealand Banking for the sale of certain assets of Australia Guarantee Corporation (NZ) Limited.

        Changes in the carrying value of goodwill related to each business segment for the year ended 30 September 2002 are presented in the table below.

	Consolidated 2002
	Business and Consumer Banking $m	BT Financial Group $m	Institutional Banking $m	New Zealand Banking $m	Other $m	Total $m
Balance at beginning of the year	795	177	—	521	8	1,501
Goodwill acquired during the year	—	330	—	—	—	330
Foreign exchange adjustment/other adjustments	—	—	—	23	—	23
Goodwill amortisation	(58)	(4)	—	(37)	(1)	(100)

Balance at year end	737	503	—	507	7	1,754

	Consolidated 2001
	Business and Consumer Banking $m	BT Financial Group $m	Institutional Banking $m	New Zealand Banking $m	Other $m	Total $m
Revenue from external customers	9,462	556	2,369	1,941	(278)	14,050
Internal revenue	170	73	726	72	(1,041)	—

Total segment revenue	9,632	629	3,095	2,013	(1,319)	14,050

Interest income	7,439	6	1,253	1,550	10	10,258
Interest expense	(3,760)	—	(672)	(964)	(811)	(6,207)
Internal charges(1)	(593)	19	(208)	61	721	—

Net interest income	3,086	25	373	647	(80)	4,051
Net non-interest income	1,078	522	508	302	127	2,537
Internal charges(1)	61	(145)	10	—	74	—

Total operating income	4,225	402	891	949	121	6,588

Depreciation and goodwill amortisation	(88)	(21)	(11)	(71)	(202)	(393)
Other non-cash expenses	(82)	(5)	(12)	(3)	(47)	(149)
Total operating expenses excluding bad and doubtful debts	(1,382)	(101)	(303)	(415)	(827)	(3,028)
Internal charges(1)	(875)	(45)	(95)	(11)	1,026	—

Total operating expenses	(2,427)	(172)	(421)	(500)	(50)	(3,570)
Bad and doubtful debts	(309)	(2)	(114)	(31)	23	(433)

Profit from ordinary activities before income tax expense	1,489	228	356	418	94	2,585
Income tax expense	(536)	(37)	7	(145)	34	(677)
Outside equity interests	—	—	—	—	(5)	(5)

Net profit	953	191	363	273	123	1,903

Total assets	98,474	8,491	52,221	18,509	12,150	189,845

Total liabilities	80,150	1,037	39,492	19,301	40,161	180,141

Acquisition of fixed assets and goodwill	107	—	6	48	148	309

(1)
Internal charges are eliminated on consolidation.

        Changes in the carrying value of goodwill related to each business segment for the year ended 30 September 2001 are presented in the table below.

	Consolidated 2001
	Business and Consumer Banking $m	BT Financial Group $m	Institutional Banking $m	New Zealand Banking $m	Other $m	Total $m
	$m	$m	$m	$m	$m	$m
Balance at beginning of the year	854	181	—	501	9	1,545
Goodwill acquired during the period	—	—	—	—	—	—
Foreign exchange adjustment/other adjustments	—	—	—	55	—	55
Goodwill amortisation	(59)	(4)	—	(35)	(1)	(99)

Balance at year end	795	177	—	521	8	1,501

Secondary reporting—geographic segments

        Geographic segmentation of revenue, net profit, assets and acquisition of fixed assets and goodwill is based on the location of the office in which these items are booked. Intersegment pricing is determined on an arm's length basis.

	2003		2002		2001
	$m	%	$m	%	$m	%
Operating revenue
Australia	12,024	80.9	12,130	79.4	10,481	74.6
New Zealand	2,493	16.8	3,051	20.0	2,382	17.0
Other(1)	344	2.3	99	0.6	1,187	8.4

Total	14,861	100.0	15,280	100.0	14,050	100.0

Profit from ordinary activities before income tax expense
Australia	2,267	77.7	2,113	79.2	1,796	69.5
New Zealand	430	14.7	662	24.8	482	18.6
Other(1)	222	7.6	(107)	(4.0)	307	11.9

Total	2,919	100.0	2,668	100.0	2,585	100.0

Net profit attributable to equity holders of Westpac Banking Corporation
Australia	1,604	73.5	1,866	85.1	1,301	68.4
New Zealand	386	17.7	466	21.3	336	17.7
Other(1)	193	8.8	(140)	(6.4)	266	13.9

Total	2,183	100.0	2,192	100.0	1,903	100.0

Assets
Australia	179,908	81.3	151,918	79.5	151,421	79.8
New Zealand	32,945	14.9	30,972	16.2	28,977	15.3
Other(1)	8,486	3.8	8,147	4.3	9,447	4.9

Total	221,339	100.0	191,037	100.0	189,845	100.0

Acquisition of fixed assets and goodwill
Australia	1,168	90.8	539	87.8	249	80.6
New Zealand	107	8.3	74	12.0	48	15.5
Other(1)	12	0.9	1	0.2	12	3.9

Total	1,287	100.0	614	100.0	309	100.0

(1)
Other includes Pacific Islands, Asia, Americas and Europe.

Note 30. Credit risk concentrations

        Credit risk is the risk of financial loss from the failure of a customer to fully honour the terms of their contract with the Group. It arises not only from lending activities, but from any transaction which requires assured payment of funds on a given date. The process of controlling credit risk is integrated in the form of portfolio management. The portfolio is reviewed regularly to ensure that credit risk remains well diversified across industry concentrations.

        The following tables set out the credit risk concentrations of the Group:

	Consolidated Credit Risk Concentration 2003
	Trading Securities $m	Investment Securities $m	Loans $m	Acceptances $m	Credit Commitments(1) $m	Derivatives(1) $m	Life Insurance Assets $m	Total $m
Australia
Government and other public authorities	5,395	—	119	29	428	262	—	6,233
Agriculture, forestry and fishing	—	—	1,614	1,283	38	20	—	2,955
Commercial and financial	2,229	1,035	33,587	1,428	13,393	14,777	10,447	76,896
Real estate—construction	—	—	1,054	186	726	184	—	2,150
Real estate—mortgage	—	—	69,668	—	639	—	—	70,307
Instalment loans and other personal lending	—	—	21,626	862	23	—	—	22,511
Lease financing	—	—	3,274	—	—	—	—	3,274

Total Australia	7,624	1,035	130,942	3,788	15,247	15,243	10,447	184,326

New Zealand
Government and other public authorities	980	—	537	—	86	15	—	1,618
Agriculture, forestry and fishing	—	—	2,017	—	86	1	—	2,104
Commercial and financial	180	—	9,970	—	1,197	1,741	75	13,163
Real estate—construction	—	—	259	—	41	21	—	321
Real estate—mortgage	—	—	13,869	—	1,236	—	—	15,105
Instalment loans and other personal lending	—	—	1,996	—	5	—	—	2,001

Total New Zealand	1,160	—	28,648	—	2,651	1,778	75	34,312

Other overseas
Government and other public authorities	—	129	11	—	6	41	—	187
Agriculture, forestry and fishing	—	—	56	—	3	—	—	59
Commercial and financial	9	2,492	1,705	—	3,719	4,026	—	11,951
Real estate—construction	—	—	25	—	26	—	—	51
Real estate—mortgage	—	—	396	—	5	—	—	401
Instalment loans and other personal lending	—	—	169	—	—	—	—	169
Lease financing	—	—	75	—	—	—	—	75

Total other overseas	9	2,621	2,437	—	3,759	4,067	—	12,893

Total	8,793	3,656	162,027	3,788	21,657	21,088	10,522	231,531

Other risk concentrations
Amounts due from other financial institutions								6,035
Regulatory deposits								425

Total gross credit risk								237,991

(1)
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

	Consolidated Credit Risk Concentration 2002
	Trading Securities $m	Investment Securities $m	Loans $m	Acceptances $m	Credit Commitments(1) $m	Derivatives(1) $m	Life Insurance Assets $m	Total $m
Australia
Government and other public authorities	5,793	—	205	15	233	332	—	6,578
Agriculture, forestry and fishing	—	—	1,523	1,261	64	1	—	2,849
Commercial and financial	2,782	964	27,527	2,625	16,036	16,484	7,512	73,930
Real estate—construction	—	—	936	232	187	159	—	1,514
Real estate—mortgage	—	—	60,445	—	1,683	—	—	62,128
Instalment loans and other personal lending	—	—	15,354	655	35	—	—	16,044
Lease financing	—	—	1,812	—	—	—	—	1,812

Total Australia	8,575	964	107,802	4,788	18,238	16,976	7,512	164,855

New Zealand
Government and other public authorities	1,056	—	389	—	61	17	7	1,530
Agriculture, forestry and fishing	—	—	1,921	—	63	18	—	2,002
Commercial and financial	203	—	10,127	—	785	1,576	47	12,738
Real estate—construction	—	—	205	—	37	16	—	258
Real estate—mortgage	—	—	12,193	—	2,013	—	—	14,206
Instalment loans and other personal lending	—	—	1,681	—	13	—	—	1,694

Total New Zealand	1,259	—	26,516	—	2,972	1,627	54	32,428

Other overseas
Government and other public authorities	—	116	8	—	5	—	—	129
Agriculture, forestry and fishing	—	10	49	—	9	—	—	68
Commercial and financial	809	2,223	2,134	—	2,850	283	—	8,299
Real estate—construction	—	—	181	—	6	—	—	187
Real estate—mortgage	—	—	438	—	9	—	—	447
Instalment loans and other personal lending	—	—	75	—	4	—	—	79
Lease financing	—	—	101	—	1	—	—	102

Total other overseas	809	2,349	2,986	—	2,884	283	—	9,311

Total	10,643	3,313	137,304	4,788	24,094	18,886	7,566	206,594

Other risk concentrations
Amounts due from other financial institutions								5,242
Regulatory deposits								455

Total gross credit risk								212,291

(1)
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

Note 31. Auditors' remuneration

	Consolidated			Parent Entity
	2003 $'000	2002 $'000	2001 $'000	2003 $'000	2002 $'000
Remuneration for audit or review of the financial statements
Auditors of Westpac Banking Corporation(1)	2,973	2,855	2,617	2,973	2,855
Auditors of controlled entities:
PricewaterhouseCoopers	1,147	924	991	—	—
Other auditors	37	31	73	—	—

	4,157	3,810	3,681	2,973	2,855
Goods and services tax	407	368	331	297	301

	4,564	4,178	4,012	3,270	3,156

Remuneration for other audit services:
Messrs Chowdry and Codling	—	165	118	—	165
PricewaterhouseCoopers—Australian firm	982	174	446	835	166
Related practices of PricewaterhouseCoopers	298	292	151	263	295

	1,280	631	715	1,098	626
Goods and services tax	121	43	33	103	48

	1,401	674	748	1,201	674

Total remuneration for audit services	5,965	4,852	4,760	4,471	3,830

Remuneration for audit-related services:
PricewaterhouseCoopers—Australian firm	1,974	879	819	1,155	635
Related practices of PricewaterhouseCoopers	464	785	361	163	610

	2,438	1,664	1,180	1,318	1,245
Goods and services tax	239	161	139	132	115

	2,677	1,825	1,319	1,450	1,360

Remuneration for taxation services:
PricewaterhouseCoopers—Australian firm	1,043	651	1,516	823	629
Related practices of PricewaterhouseCoopers	149	383	865	53	298

	1,192	1,034	2,381	876	927
Goods and services tax	113	93	245	84	82

	1,305	1,127	2,626	960	1,009

Remuneration for other services(2):
PricewaterhouseCoopers—Australian firm	213	5,604	7,934	156	5,087
Related practices of PricewaterhouseCoopers	193	455	617	66	312

	406	6,059	8,551	222	5,399
Goods and services tax	40	607	805	21	535

	446	6,666	9,356	243	5,934

Total remuneration for non-audit services	4,428	9,618	13,301	2,653	8,303

Total audit and non-audit services (excluding goods and services tax)	9,473	13,198	16,508	6,487	11,052
Goods and services tax	920	1,272	1,553	637	1,081

Total audit and non-audit services (including goods and services tax)	10,393	14,470	18,061	7,124	12,133

(1)
The auditor of Westpac is PricewaterhouseCoopers (2002 and 2001 Messrs Chowdry and Codling). PricewaterhouseCoopers were appointed as auditor of Westpac at the annual general meeting on 12 December 2002, in accordance with the requirements of the Corporations Act 2001. In previous years the appointment of Westpac's auditors was determined in accordance with the Deed of Settlement. Since 23 August 2002, the date on which Westpac Banking Corporation was registered as a public company limited by shares under the Corporations Act 2001, the Deed of Settlement ceased to apply.

(2)
On 1 October 2002, PricewaterhouseCoopers completed the sale of its global management consulting and information services business, PwC Consulting. The level of non-audit fees, including goods and services tax earned by the auditors of Westpac, PricewaterhouseCoopers and the related practices of PricewaterhouseCoopers, excluding PwC Consulting was $5,616,000 for 2002 and $6,764,000 for 2001.

        It is Westpac's policy to employ the external auditors on assignments additional to their statutory audit duties, only if their independence is not impaired or seen to be impaired, and where their expertise and experience with Westpac is important. As described above, these assignments relate principally to regulatory reporting, taxation services and other assurance services, or where the external auditors are awarded assignments on a competitive basis.

Note 32. Expenditure commitments

	Consolidated		Parent Entity
	2003 $m	2002 $m	2003 $m	2002 $m
Commitments for capital expenditure not provided for in the financial statements
Payable within one-year	55	945	1	940
Payable later than one-year but not later than five years	20	250	20	250

Total commitments for capital expenditure not provided for in the financial statements	75	1,195	21	1,190

Lease commitments (all leases are classified as operating leases)
Premises and sites	1,546	740	1,528	740
Furniture and equipment	27	15	12	15

Total lease commitments	1,573	755	1,540	755

Due within one-year	248	207	225	207
Due after one-year but not later than five years	538	416	528	416
Due after five years	787	132	787	132

Total lease commitments	1,573	755	1,540	755

        As at 30 September 2003, the total future minimum lease payments expected to be received by both the Group and Westpac from non-cancellable sub-leases was $14 million (2002 $10 million).

Operating lease arrangements

        Operating leases are entered into to meet the business needs of the Group. Leases are primarily over commercial and industrial premises and plant and equipment. Lease rentals are determined in accordance with market conditions when leases are entered into or on rental review dates. Leased premises that have become excess to the Group's business needs have been sub-let where possible and any expected rental shortfalls fully provided for. There are no restrictions imposed on the Group by lease arrangements other than in respect of the specific premises being leased.

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

        On 7 March 2003, Westpac executed an agreement for lease with Leighton Properties Pty Limited in relation to new premises being developed at the northern end of Darling Harbour near King Street for consolidation of our existing ten Sydney Central Business (CBD) Offices. The new site is bounded by Kent, Erskine, Napoleon and Sussex Streets (KENS).

        Construction of the new premises has commenced. It will consist of two office towers of 21 and 32 levels linked by a common foyer and will include two levels of retail space, a retail branch, childcare facilities, an urban park and tenant parking. We have signed a 12 year lease on the building with three, six year options to extend. The lease will commence on completion of the building which is expected in November 2006, with our employees expected to progressively occupy the premises throughout 2006. The initial 12 year lease commitment is included in the lease commitment table above.

Significant long term contracts

        On 30 September 2002, Westpac entered into a ten-year agreement with First Data Resources Australia Limited (First Data) to provide a managed service for our cards processing. First Data assumed responsibility for the Group's Australasian cards processing in phases from October 2002. Westpac retains control of our cards sales, credit, collections and customer service functions. The estimated costs to be paid by Westpac over the life of the multi-year agreement are approximately $100 million.

        On 1 October 2001, Westpac entered into a ten-year agreement with EDS (Business Process Administration) Pty Limited whereby they will provide mortgage and other processing services in connection with the mortgage loan portfolio. The residual value of the agreement is approximately $860 million.

        On 26 March 2001, Westpac entered into a seven year agreement with Unisys Payment Services Limited (UPSL) to provide cheque processing as part of the three day cheques clearance cycle. The estimated costs over the remaining life of the contract is expected to be $71 million.

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

        The Group's principal defined benefit scheme for employees in Australia, the Westpac Staff Superannuation Plan (WSSP) provides lump sum and pension benefits. WSSP also has a section, which provides accumulation benefits. The Group's contributions for the years ended 30 September 2003, 2002 and 2001 were nominal.

        An actuarial review of the WSSP, as at 1 October 2002, was carried out by independent actuaries. A full actuarial valuation of the scheme is undertaken every three years. The last full acturial valuation was undertaken as at 30 June 2000. The actuaries are currently conducting the latest triennial valuation as at 30 June 2003. The results of this valuation are not expected to be finalised until December 2003.

        The financial status of WSSP and the principal defined benefit schemes overseas are as follows:

		WSSP $m	Overseas Schemes $m	Total $m
(i)	Present value of employees' accrued benefits(1)	1,638	416	2,054
(ii)	Net market value of assets held by the scheme to meet future benefit payments	1,907	381	2,288

	Excess/(shortfall) of assets held to meet future benefit payments over present value of employees' accrued benefits	269	(35)	234

(iii)	Vested benefits(2)	1,624	408	2,032

(1)
Accrued benefits represent the scheme's present obligation to pay benefits to members and beneficiaries based on the present value of the expected future payments which arise from membership of the scheme up to reporting date. The figure is determined by reference to expected future salary levels and by application of a market-based risk-adjusted discount rate and relevant actuarial assumptions.

(2)
Vested benefits are benefits which are not conditional upon continued membership of the scheme (or any factor other than resignation from the scheme) and include benefits which members were entitled to receive had they terminated their scheme membership as at year end.

        The above amounts have been extracted from the financial statements and actuarial valuations of the schemes as at:

  •
  for WSSP, item (i) 30 June 2000, items (ii) and (iii) 30 June 2003; and

  •
  for overseas schemes, various dates between 30 June 2002 and 5 April 2003.

        The Group has no material obligations in respect of post-retirement employee benefits other than pensions.

Note 34. Contingent liabilities, contingent assets and credit commitments

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

        The Group takes collateral where it is considered necessary to support, both on and off-balance sheet, financial instruments with credit risk. The Group evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral taken, if deemed necessary, on the provision of a financial facility is based on management's credit evaluation of the counterparty. The collateral taken varies, but may include cash deposits, receivables, inventory, plant and equipment, real estate and investments.

        The Group is obliged to repurchase securitised loans where there is a breach of warranty within 120 days of sale, or where the securitised loans cease to conform with the terms and conditions of the Westpac Securitisation Trust program.

        Off-balance sheet credit risk related financial instruments and maturity breakdown of the credit equivalent are shown below:

	Consolidated				Parent Entity
	2003		2002		2003		2002
	Contract or Notional Amount $m	Credit Equivalent(1) $m	Contract or Notional Amount $m	Credit Equivalent(1) $m	Contract or Notional Amount $m	Credit Equivalent(1) $m	Contract or Notional Amount $m	Credit Equivalent(1) $m
Credit risk related instruments
Standby letters of credit and financial guarantees(2)	3,542	3,542	6,001	6,001	3,527	3,527	5,961	5,961
Trade letters of credit(3)	1,337	267	389	78	1,336	267	379	76
Non-financial guarantees(4)	4,716	2,358	4,396	2,198	4,716	2,358	4,384	2,192
Commitments to extend credit:
Residual maturity less than one year(5)	30,984	—	34,227	—	30,908	—	34,182	—
Residual maturity one year or more	26,521	10,024	11,290	5,645	26,519	10,024	11,290	5,645
Other commitments(6)	7,026	5,466	6,725	10,172	7,025	5,464	9,634	13,081

Total credit risk-related instruments	74,126	21,657	63,028	24,094	74,031	21,640	65,830	26,955

(1)
Credit equivalents are determined in accordance with the APRA risk weighted capital adequacy guidelines (refer note 44).

(2)
This included $1.8 billion (2002 $3.4 billion) credit indemnity provided on Australian Guarantee Corporation Limited business finance loans.

(3)
Trade letters of credit are for terms up to one year secured against an underlying shipment of goods or backed by a confirmatory letter from another bank.

(4)
Non-financial guarantees include other trade related letters of credit and obligations backing the performance of commercial contracts.

(5)
The credit conversion factor was 0% for credit commitments with a residual maturity of less than one-year or which can be unconditionally cancelled by the Group at any time without notice.

(6)
Other commitments included forward purchases of assets, forward deposits, underwriting commitments and credit derivatives.

	Consolidated
2003	Less than 1 year $m	Between 1 and 3 years $m	Between 3 and 5 years $m	Over 5 years $m	Total $m
Standby letters of credit and financial guarantees	543	876	78	2,045	3,542
Trade letters of credit	96	44	0	127	267
Non-financial guarantees	161	1,514	35	648	2,358
Commitments to extend credit, residual maturity one year or more	—	4,786	1,266	3,972	10,024
Other commitments	3,524	1,219	592	131	5,466

Total commercial commitments	4,324	8,439	1,971	6,923	21,657

2002
Standby letters of credit and financial guarantees	1,781	2,419	1,359	442	6,001
Trade letters of credit	19	38	1	20	78
Non-financial guarantees	111	1,437	9	641	2,198
Commitments to extend credit, residual maturity one year or more	—	2,695	713	2,237	5,645
Other commitments	2,238	3,512	2,721	1,701	10,172

Total commercial commitments	4,148	10,101	4,804	5,041	24,094

        The credit commitments shown in the previous tables also constitute contingent assets. These commitments would be classified as loans and other assets in the statement of financial position on the contingent event eventuating.

Additional liabilities and commitments

Legislative liabilities

        The Group had the following assessed liabilities at 30 September 2003:

  •
  $16 million (2002 $17 million) based on an actuarial assessment as a self-insurer under the Workers' Compensation Act, 1987 and the Workplace Injury Management and Workers Compensation Act, 1998 (New South Wales);

  •
  $5 million (2002 $4 million) based on an actuarial assessment as a self-insurer under the Accident Compensation Act, 1985 (Victoria); and

  •
  $2 million (2002 $2 million) based on an actuarial assessment as a self-insurer under the Workers' Compensation and Rehabilitation Act, 2003 (Queensland).

        Adequate provision has been made for these liabilities in the provision for annual leave and other staff benefits (refer note 22).

Litigation

        Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group's likely loss has been made on a case-by-case basis and a provision has been made where appropriate within the provision for bad and doubtful debts (refer note 13) or the provision for non-lending losses (refer note 22).

        Westpac is one of 20 defendants named in proceedings concerning the Bell Group of Companies. The proceedings are complex and are anticipated to continue for a further 18 months. It is not possible to estimate the potential impact however, Westpac believes that it has good prospects of success.

Liquidity support

        In accordance with the Regulations of the Australian Payments Clearing Association (APCA), Westpac may be required to provide liquidity support for any other APCA member that fails to settle its clearing obligations. It is not possible to reliably measure any commitment.

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

Other matters

        On 8 April 2003, Westpac announced that it had brought to the attention of the New Zealand Securities Commission an apparent technical non-compliance by BT Funds Management (BTFM) with New Zealand securities regulations. This involved the late filing by BTFM of documents required to be lodged with the New Zealand Registrar of Companies. This non-compliance occurred prior to the Group acquiring BTFM in October 2002. It is not expected there will be any material financial cost to the Group arising from this matter.

Parent entity guarantees and undertakings

        Excluded from the consolidated amounts disclosed above are the following guarantees and undertakings extended to entities in the Group by Westpac:

(i)
guarantees of commercial paper and other debt securities issued by certain controlled entities that are, in accordance with guidelines, provided by APRA, immediately on lent to Westpac;

(ii)
issue of letters of comfort in respect of certain controlled entities in the normal course of business. The letters recognise that Westpac has a responsibility to ensure that those controlled entities continue to meet their obligations;

(iii)
guarantee of the repayment of loans made by Westpac Bank-PNG-Limited to the extent that they exceed a prescribed limit; and

(iv)
guarantee of the repayment of loans made by Westpac Bank Samoa Limited to the extent that they exceed a prescribed limit.

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

        A forward contract obliges one party to buy and the other to sell, a specific underlying product or instrument at a specific price, amount, and date in the future. A forward rate agreement is an agreement between two parties establishing a contract interest rate on a notional principal over a specified period commencing at a specific future date.

        A futures contract is similar to a forward contract. A futures contract obliges its owner to buy a specific underlying commodity or financial instrument at a specified price on the contract maturity date (or to settle the value for cash). Futures are exchange-traded.

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

        The "regulatory credit equivalent" is calculated for capital adequacy purposes using APRA's current exposure method. Credit equivalent amounts are calculated as replacement cost (positive mark-to-market) plus an add-on for potential credit exposure based on a credit conversion factor (percentage) of the notional amount. The credit conversion factors are as shown below:

	Less than 1 year %	Between 1 and 5 Years %	Over 5 Years %
Interest rate	—	0.5	1.5
Foreign exchange (including gold)	1.0	5.0	7.5
Equities	6.0	8.0	10.0
Precious metals (excluding gold)	7.0	7.0	8.0
Other commodities	10.0	12.0	15.0

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

        The Group uses derivatives in two distinct capacities; as a dealer and as an end-user as part of its asset and liability management activities. As a dealer, the Group's primary objective is to derive income from the sale of derivatives to meet Westpac's customers needs. In addition to the sale of derivatives to customers, the Group also undertakes market making and discretionary trading activities. Market making involves providing quotes to other dealers who reciprocate by providing the Group with their own quotes. This process ensures liquidity in the key markets in which the Group operates. The Group also trades on its own account to exploit arbitrage opportunities and market anomalies, as well as to take outright views on market direction. These activities, represent a limited part of the Group's derivative activities.

        Certain leveraged derivatives include an explicit leverage factor in the payment formula. The leverage factor has the effect of multiplying the notional amount such that the impact of changes in the underlying price or prices may be greater than that indicated by the notional amount alone. The Group has no significant exposure to those types of transactions.

        The following table provides details of the Group's outstanding derivatives used for trading and hedging activities as at 30 September.

        Credit derivatives used for credit portfolio diversification purposes are included within other commitments in note 34.

	Notional Amount $m	Regulatory Credit Equivalent $m	Positive Mark- to-Market (replacement cost) $m	Negative Mark- to-Market $m	Average Positive Mark- to-market (replacement cost) $m	Average Negative Mark- to-Market $m
Trading derivatives 2003
Interest rate
Futures	23,783	—	—	—	—	—
Forwards	5,623	3	3	3	3	2
Swaps	256,402	4,022	3,018	3,236	3,695	3,487
Purchased options	27,044	67	39	—	54	—
Sold options	7,002	—	—	34	—	44
Foreign exchange
Forwards	247,260	9,561	6,831	7,516	5,691	6,273
Swaps	57,153	3,512	1,310	2,373	1,771	2,147
Purchased options	93,378	2,648	1,552	—	930	—
Sold options	84,477	—	—	1,722	—	982
Commodities	3,386	397	72	50	26	13
Equities and credit	10,809	543	82	29	48	27

Total trading derivatives	816,317	20,753	12,907	14,963	12,218	12,975

Hedging derivatives
Interest rate
Futures	30,116	—
Forwards	4,955	—
Swaps	5,566	335
Purchased options	9	—

Total hedging derivatives	40,646	335

Total derivatives	856,963	21,088	12,907	14,963	12,218	12,975

Trading derivatives 2002
Interest rate
Futures	28,727	—	1	1	—	—
Forwards	24,669	7	8	10	10	12
Swaps	231,350	5,351	4,268	4,030	3,758	3,301
Purchased options	12,971	144	103	—	96	—
Sold options	7,434	—	—	78	—	84
Foreign exchange
Forwards	258,999	6,056	3,372	3,579	4,533	3,790
Swaps	53,592	5,744	3,581	3,412	2,117	2,553
Purchased options	38,403	1,235	995	—	878	—
Sold options	34,933	—	—	504	—	574
Commodities	1,000	174	40	23	33	24
Equities and credit	1,456	122	45	—	11	6

Total trading derivatives	693,534	18,833	12,413	11,637	11,436	10,344

Hedging derivatives outstanding
Interest rate
Futures	20,130	—
Forwards	15,573	2
Swaps	3,920	51

Total hedging derivatives	39,623	53

Total derivatives	733,157	18,886	12,413	11,637	11,436	10,344

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

	Notional Principal Amount
	2003 $m	2002 $m
Derivatives used for asset and liability management purposes
Interest rate
Forwards	3,998	8,295
Swaps	83,342	71,230
Purchased options	192	259
Foreign exchange
Forwards	584	4,126
Swaps	20,559	11,698

Total derivatives used for asset and liability management purposes	108,675	95,608

        Where hedge transactions are terminated prior to the maturity of the underlying exposures, gains or losses on termination or redesignation are deferred and recognised over the remaining term of the underlying exposure. As at 30 September 2003, the net amount of the deferred gains in relation to terminated, redesignated and matured hedge contracts was $2.2 million (2002 $0.5 million loss) which will be amortised to the statement of financial performance.

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

        The following table represents a break down of the contractual repricing, by time, of the Group's net asset position as at 30 September 2003. The Group uses this contractual repricing information as a base, which is then altered to take account of consumer behaviour, to manage its interest rate risk.

	Consolidated 2003
	Less than 1 Month $m	Between 1 to 3 Months $m	Between 3 Months and 1 Year $m	Between 1 and 5 Years $m	Over 5 Years $m	Non- Interest Bearing $m	Total $m	Weighted Average Rate(1) %
Australia
Assets
Cash and balances with central banks	—	—	—	—	—	1,671	1,671	—
Due from other financial institutions	1,388	—	—	1,400	—	82	2,870	5.8%
Trading securities	7,624	—	—	—	—	—	7,624	5.0%
Investment securities	104	32	94	747	59	—	1,036	5.0%
Loans(2)	102,169	8,424	7,863	11,786	581	(1,117)	129,706	6.3%
Acceptances of customers	—	—	—	—	—	3,788	3,788	—
Life insurance assets(3)	1,612	115	646	2	95	7,977	10,447	5.0%
Fixed assets	—	—	—	—	—	604	604	—
All other assets	—	—	—	—	—	22,162	22,162	—

Total assets	112,897	8,571	8,603	13,935	735	35,167	179,908

Liabilities
Due to other financial institutions	796	588	301	735	—	288	2,708	2.8%
Deposits and public borrowings	69,684	10,667	12,810	1,586	32	3,748	98,527	3.8%
Debt issues	2,837	5,320	4,080	6,098	360	—	18,695	3.2%
Acceptances	—	—	—	—	—	3,788	3,788	—
Life insurance policy liabilities(3)	—	—	157	243	168	9,321	9,889	5.0%
All other liabilities	—	—	—	—	—	23,200	23,200	—
Net intragroup payable	9,471	—	—	—	—	—	9,471	2.4%

Total liabilities excluding loan capital	82,788	16,575	17,348	8,662	560	40,345	166,278

Loan capital	147	2,152	901	—	1,300	—	4,500	3.4%

Total liabilities	82,935	18,727	18,249	8,662	1,860	40,345	170,778

Net assets	29,962	(10,156)	(9,646)	5,273	(1,125)	(5,178)	9,130

Total equity	—	—	—	—	—	9,129	9,129

Off-balance sheet items	(1,246)	(13,987)	14,467	89	677	—	—

Net mismatch—Australia	28,716	(24,143)	4,821	5,362	(448)	(14,307)	—

(1)
The weighted average rate was calculated excluding non-interest bearing assets and liabilities.

(2)
The non-interest bearing category for loans included the provisions for bad and doubtful debts.

(3)
The investment earnings on life insurance assets support the life insurance policy liabilities and does not contribute to market risk on the Group's banking operations.

	Consolidated 2003
	Less than 1 Month $m	Between 1 to 3 Months $m	Between 3 Months and 1 Year $m	Between 1 and 5 Years $m	Over 5 Years $m	Non- Interest Bearing $m	Total $m	Weighted Average Rate(1) %
New Zealand
Assets
Cash and balances with central banks	—	—	—	—	—	90	90	—
Due from other financial institutions	67	106	705	—	—	—	878	3.8%
Trading securities	97	161	621	282	—	—	1,161	6.4%
Loans(2)	12,970	3,246	4,320	8,092	21	(233)	28,416	7.5%
Life insurance assets(3)	—	—	—	6	—	69	75	6.4%
Fixed assets	—	—	—	—	—	198	198	—
All other assets	—	—	—	—	—	2,127	2,127	—

Total assets	13,134	3,513	5,646	8,380	21	2,251	32,945

Liabilities
Due to other financial institutions	133	43	—	—	—	—	176	7.4%
Deposits and public borrowings	9,507	4,274	2,835	2,231	7	819	19,673	4.0%
Debt issues	—	74	97	—	—	—	171	5.9%
Life insurance policy liabilities(3)	—	—	—	—	—	75	75	—
All other liabilities	—	—	—	—	—	2,621	2,621	—
Net intragroup payable	8,503	—	—	—	—	—	8,503	2.2%

Total liabilities excluding loan capital	18,143	4,391	2,932	2,231	7	3,515	31,219

Loan capital	—	—	—	44	—	—	44	7.6%

Total liabilities	18,143	4,391	2,932	2,275	7	3,515	31,263

Net assets	(5,009)	(878)	2,714	6,105	14	(1,264)	1,682

Total equity	—	—	—	—	—	1,683	1,683

Off-balance sheet items	7,140	(727)	(899)	(6,164)	650	—	—

Net mismatch—New Zealand	2,131	(1,605)	1,815	(59)	664	(2,947)	—

Other overseas
Total assets	20,169	535	688	3,651	575	836	26,454	2.7%

Total liabilities	8,803	6,764	4,147	2,029	521	1,006	23,270	1.8%

Net assets	11,366	(6,229)	(3,459)	1,622	54	(170)	3,184

Total equity	—	—	—	—	—	3,184	3,184

Off-balance sheet items	761	(4,879)	2,355	254	1,509	—	—

Net mismatch—other overseas	12,127	(11,108)	(1,104)	1,876	1,563	(3,354)	—

(1)
The weighted average rate was calculated excluding non-interest bearing assets and liabilities.

(2)
The non-interest bearing category for loans included the provisions for bad and doubtful debts.

(3)
The investment earnings on life insurance assets support the life insurance policy liabilities and does not contribute to market risk on the Group's banking operations.

	Consolidated 2002
	Less than 1 Month $m	Between 1 to 3 Months $m	Between 3 Months and 1 Year $m	Between 1 and 5 Years $m	Over 5 Years $m	Non- Interest Bearing $m	Total $m	Weighted Average Rate(1) %
Australia
Assets
Cash and balances with central banks	—	—	—	—	—	1,554	1,554	—
Due from other financial institutions	1,873	—	—	1,412	—	16	3,301	5.4%
Trading securities	8,575	—	—	—	—	—	8,575	4.9%
Investment securities	51	778	135	—	—	—	964	5.7%
Loans(2)	81,370	8,087	7,480	10,481	385	(1,197)	106,606	6.2%
Acceptances of customers	—	—	—	—	—	4,788	4,788	—
Life insurance assets(3)	1,553	152	238	2	—	5,567	7,512	5.0%
Fixed assets	—	—	—	—	—	632	632	—
All other assets	—	—	—	—	—	17,986	17,986	—

Total assets	93,422	9,017	7,853	11,895	385	29,346	151,918

Liabilities
Due to other financial institutions	971	129	653	—	—	555	2,308	2.8%
Deposits and public borrowings	59,697	11,023	7,116	482	32	3,612	81,962	3.5%
Debt issues	3,756	5,865	3,178	5,431	224	—	18,454	3.8%
Acceptances	—	—	—	—	—	4,788	4,788	—
Life insurance policy liabilities(3)	—	—	127	201	126	6,698	7,152	5.0%
All other liabilities	—	—	—	—	—	18,623	18,623	—
Net intragroup payable	7,473	—	—	—	—	—	7,473	2.6%

Total liabilities excluding loan capital	71,897	17,017	11,074	6,114	382	34,276	140,760

Loan capital	828	2,284	829	425	104	—	4,470	4.2%

Total liabilities	72,725	19,301	11,903	6,539	486	34,276	145,230

Net assets	20,697	(10,284)	(4,050)	5,356	(101)	(4,930)	6,688

Total equity	—	—	—	—	—	6,688	6,688

Off-balance sheet items	(3,780)	2,391	2,084	(922)	227	—	—

Net mismatch—Australia	16,917	(7,893)	(1,966)	4,434	126	(11,618)	—

(1)
The weighted average rate was calculated excluding non-interest bearing assets and liabilities.

(2)
The non-interest bearing category for loans included the provisions for bad and doubtful debts.

(3)
The investment earnings on life insurance assets support the life insurance policy liabilities and does not contribute to market risk on the Group's banking operations.

	Consolidated 2002
	Less than 1 Month $m	Between 1 to 3 Months $m	Between 3 Months and 1 Year $m	Between 1 and 5 Years $m	Over 5 Years $m	Non- Interest Bearing $m	Total $m	Weighted Average Rate(1) %
New Zealand
Assets
Cash and balances with central banks	—	—	—	—	—	97	97	—
Due from other financial institutions	261	338	69	—	—	57	725	5.8%
Trading securities	1,260	—	—	—	—	—	1,260	5.4%
Loans(2)	11,223	3,286	4,164	7,834	9	(74)	26,442	7.9%
Life insurance assets(3)	—	—	2	1	1	50	54	5.8%
Fixed assets	—	—	—	—	—	147	147	—
All other assets	174	—	—	—	—	2,073	2,247	—

Total assets	12,918	3,624	4,235	7,835	10	2,350	30,972

Liabilities
Due to other financial institutions	284	5	1	—	—	94	384	5.4%
Deposits and public borrowings	10,654	3,841	2,980	716	37	872	19,100	4.0%
Debt issues	—	52	85	—	—	—	137	5.9%
Life insurance policy liabilities(3)	—	—	—	—	—	11	11	—
All other liabilities	—	—	—	—	—	1,832	1,832	—
Net intragroup payable	7,187	—	—	—	—	—	7,187	2.6%

Total liabilities excluding loan capital	18,125	3,898	3,066	716	37	2,809	28,651

Loan capital	—	—	—	42	—	—	42	7.6%

Total liabilities	18,125	3,898	3,066	758	37	2,809	28,693

Net assets	(5,207)	(274)	1,169	7,077	(27)	(459)	2,279

Total equity	—	—	—	—	—	2,279	2,279

Off-balance sheet items	2,677	2,285	(934)	(4,735)	707	—	—

Net mismatch—New Zealand	(2,530)	2,011	235	2,342	680	(2,738)	—

Other overseas
Total assets	16,548	966	674	3,016	1,069	534	22,807	3.2%
Total liabilities	6,443	7,407	4,075	1,592	653	1,136	21,306	2.9%

Net assets	10,105	(6,441)	(3,401)	1,424	416	(602)	1,501

Total equity	—	—	—	—	—	1,501	1,501

Off-balance sheet items	(8)	(2,019)	1,466	174	387	—	—

Net mismatch—other overseas	10,097	(8,460)	(1,935)	1,598	803	(2,103)	—

(1)
The weighted average rate was calculated excluding non-interest bearing assets and liabilities.

(2)
The non-interest bearing category for loans included the provisions for bad and doubtful debts.

(3)
The investment earnings on life insurance assets support the life insurance policy liabilities and does not contribute to market risk on the Group's banking operations.

Note 37. Fair value of financial instruments

        The following information represents estimates of fair values at a point in time. Quoted market prices, when available, are used as the measure of fair values. However, for a significant portion of the Group's financial instruments, quoted market prices do not exist. For such financial instruments, fair values presented are estimates derived using net present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgements made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. In addition, the value of long term relationships with depositors (core deposit intangibles) and other customers (such as credit card intangibles) are not reflected. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amount the Group could have realised in a sales transaction as at 30 September 2003.

        The fair value estimates were determined by application of the methods and assumptions described below.

Cash and short term liquid assets

        For cash and cash at bank, loans to dealers in the Australian short term money market, amounts due from other financial institutions with maturities of less than three months, and other types of short term financial instruments recognised in the statement of financial position under "other assets" or "other liabilities", the carrying amount is a reasonable estimate of fair value.

Floating rate financial instruments

        For floating rate financial instruments, the carrying amount is generally a reasonable estimate of fair value.

Trading and investment securities

        For trading and investment securities, the estimated fair values, which are also the carrying amounts, are generally based on independently sourced market prices or, where these are unavailable, dealer quotes that are subject to monthly review by an independent Revaluation Committee.

Regulatory deposits with central banks overseas

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

Due from other financial institutions and loans

        For amounts due from other financial institutions with maturities of three months or more and fully-performing fixed rate loans, fair values have been estimated by reference to current rates at which similar advances would be made to banks and other borrowers with a similar credit rating and the same remaining maturities.

        For variable rate loans, excluding impaired loans, the carrying amount is generally a reasonable estimate of fair value.

        Fair value of credit card receivables is based on the carrying value of receivables outstanding which is generally a reasonable estimate and does not include the value associated with the relationships Westpac has with its credit card customers.

        The fair values of impaired loans are estimated by discounting the estimated future cash flows using current market interest rates incorporating an appropriate risk factor or, where such loans are collateralised and have been written-down to the current market value of the collateral, the estimated fair value is based on the written-down carrying value.

        In arriving at the fair values for loans on the above bases, the total fair value of the entire loan portfolio as at 30 September 2003 has been reduced by $1,393 million (2002 $1,162 million) being the carrying value of the general provision for bad and doubtful debts which covers unidentified losses inherent in the portfolio.

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

Due to other financial institutions, deposits and public borrowings, debt issues and subordinated debt

        The fair value of demand deposits is the amount payable on demand at the reporting date. For other liabilities with maturities of less than three months, the carrying amount is a reasonable estimate of fair value. For liabilities with maturities of three months or longer, fair values have been based on quoted market prices, where such prices exist. Otherwise, fair values have been estimated using the rates currently offered for similar liabilities of similar remaining maturities.

Life insurance policy liabilities

        The net fair values of life insurance policy liabilities have been calculated in accordance with the Margin on Services methodology as detailed in note 1 (f)iv.

Commitments to extend credit, financial guarantees, letters of credit and bill endorsements

        A fair value has not been ascribed to credit and other commitments (contractual value 2003 $64.5 billion, 2002 $52.2 billion), guarantees and letters of credit (combined contractual value 2003 $9.6 billion, 2002 $10.8 billion) as estimated fair values are not readily ascertainable. These financial instruments are generally not sold nor traded. They generate ongoing fees at the Group's current pricing levels which are in line with general market prices. The fair value may be represented by the present value of fees expected to be received, less associated costs. The overall level of fees involved is not material.

Exchange rate, interest rate and equity contracts and commodity-swap agreements

        The fair value of exchange rate, interest rate and equity contracts and commodity-swap agreements (used for hedging purposes) is the estimated amount the Group would receive or pay to terminate the contracts at the reporting date.

Credit derivatives

        The fair value of credit derivatives are where possible, based on observable market prices or on dealer quotes. For certain credit derivatives, where there is no active market, fair value has been derived using expected future cash flows taking into account projections of future default rates.

        Estimated fair value of the Group's financial instruments as at 30 September were as follows.

	2003		2002
	Amount $m	Fair Value $m	Amount $m	Fair Value $m
Financial assets
Cash and short term liquid assets	1,786	1,786	1,669	1,669
Due from other financial institutions	6,035	6,035	5,242	5,243
Trading securities	8,793	8,793	10,643	10,643
Investment securities	3,656	3,745	3,313	3,216
Loans (net of unearned income):
Loans and other receivables	162,027		137,304
Specific provisions for bad and doubtful debts	(161)		(272)
General provision for bad and doubtful debts	(1,393)		(1,162)

	160,473	160,451	135,870	135,957
Acceptances of customers	3,788	3,788	4,788	4,788
Life insurance assets	10,522	10,522	7,566	7,566
Regulatory deposits with central banks overseas	425	425	455	455
Other assets:
Accrued interest receivable	724	724	658	658
Securities purchased under agreement to resell	282	282	285	285
Securities sold not delivered	5,183	5,183	3,432	3,432
Other financial markets assets	13,315	13,315	12,413	12,413
Other investments	225	242	77	85
Financial liabilities
Due to other financial institutions	3,831	3,831	4,731	4,750
Deposits and public borrowings	129,071	129,324	110,763	110,956
Debt issues	29,970	30,173	27,575	28,092
Acceptances	3,788	3,788	4,788	4,788
Life insurance policy liabilities	9,896	9,896	7,163	7,163
Other liabilities:
Accrued interest payable	642	642	686	686
Securities sold under agreement to repurchase	363	363	97	97
Securities short sold	943	943	1,067	1,067
Securities purchased not delivered	4,826	4,826	2,998	2,998
Other financial markets liabilities	15,296	15,296	11,871	11,871
Subordinated bonds, notes and debentures	3,971	4,121	3,795	4,034
Subordinated perpetual notes	573	576	717	722
Off-balance sheet derivative financial instruments
Exchange rate, interest rate and equity contracts used for hedging purposes and credit derivatives used for porfolio diversification in:
Receivable position		2,522		2,294
Payable position		(2,564)		(2,149)
Net receivable position		(42)		145

Note 38. Group entities

        The consolidated financial statements as at 30 September 2003 include the following controlled entities.

Name	Country of Incorporation
Westpac Banking Corporation(1)	Australia
1925 Advances Limited	Australia
General Credits Holdings Limited	Australia
General Credits Limited	Australia
G.C.L. Investments Limited	Australia
Island Princess Holdings Pty Limited	Australia
The Airlie Trust	Australia
Reef International Pty Limited	Australia
52 Collins St. Pty Limited	Australia
Australian Loan Processing Security Company Pty Limited	Australia
Australian Loan Processing Security Trust	Australia
Bill Acceptance Corporation Limited	Australia
Mortgage Management Limited	Australia
Biralo Pty Limited(2)	Australia
BLE Capital Limited	Australia
BLE Capital Investments Pty Limited	Australia
BLE Development Pty Limited	Australia
BLE Holdings Pty Limited	Australia
BLE Capital (NZ) Limited	New Zealand
Brenmar Holdings Pty Limited	Australia
Carseldine Pty Limited	Australia
CBA Limited	Australia
Belliston Pty Limited	Australia
Westpac Properties-Vic-Limited	Australia
Westpac Properties-NSW-Pty Limited	Australia
Challenge Limited	Australia
Challenge Finance Limited	Australia
Challenge Funds Management Limited	Australia
Challenge Information Technology Pty Limited	Australia
Hastings Utilities Trust(3)	Australia
Huben Holdings Pty Limited	Australia
Hull 4381 and 4382 Leasing Pty Limited	Australia
Maracorp Financial Services Pty Limited	Australia
MFS Services Pty Limited	Australia
Partnership Pacific Limited	Australia
Glenunga Pty Limited	Australia
Maliny Pty Limited	Australia
Partnership Pacific Securities Limited	Australia
Wistow Pty Limited	Australia
Pitco Pty Limited(2)	Australia
The Pitco Trust(2)	Australia
RESI—Statewide Corporation Limited	Australia
RESI—Statewide Mortgage Corporation Limited	Australia
S.A.L. Financial Services Pty Limited	Australia
RESI—Statewide Nominees Limited	Australia
Sallmoor Pty Limited	Australia
SCRaP Note Trust(3)(6)	Australia
Sixty Martin Place (Holdings) Pty Limited	Australia
1925 (Commercial) Limited	Australia
1925 (Industrial) Limited	Australia
A.C.N. 001 231 027 Pty Limited	Australia
1925 (Insurance Premium Funding) Limited	Australia
1925 (Properties) Limited	Australia
1925 House Limited	Australia
Claremont Bond Pty Limited	Australia
Colmso Pty Limited	Australia
Colmtea Pty Limited	Australia
Como Properties Pty Limited	Australia
Comserv (No. 3011) Pty Limited	Australia
EHM Investco Pty Limited	Australia
Enfield Downs Pty Limited	Australia
Infrastructure Australia (No.1) Limited	Australia
Infrastructure Australia (No.2) Limited	Australia
Infrastructure Australia (No.3) Limited	Australia
Infrastructure Australia (No.4) Limited	Australia
Ivaness Pty Limited	Australia
Loy Yang B Agencies Pty Limited	Australia
Oakjet Pty Limited	Australia
Diversified Security Investments LLC(6)(8)	USA
Segregated Asset Management LLC	USA
Ormiston Pty Limited	Australia
Broadbeach International Holding Trust	Australia
Pranbrooke Pty Limited	Australia
Hesse Pty Limited	Australia
Howlong Pty Limited	Australia
Packaging Properties 1 Pty Limited	Australia
Packaging Properties 2 Pty Limited	Australia
Packaging Properties 3 Pty Limited	Australia
Piccadilly of Sydney Pty Limited(9)	Australia
Jaunty Pty Limited	Australia
Piccadilly Plaza Trust	Australia
Sarnia Pty Limited(9)	Australia
The Swan Trust(9)	Australia
The Exchange Plaza Trust	Australia
Teuton Pty Limited	Australia
Vicpac Chatswood Pty Limited(9)	Australia
The Vicpac Unit Trust	Australia
Westpac Administration Pty Limited	Australia
Westpac Asian Lending Pty Limited	Australia
Terrigal LLC(3)	USA
Tasman LLC(3)	USA
White Chapel Partnership (UK)(3)	UK
Tasman Pacific Investments Pty Limited(3)	Australia
Westpac Debt Securities Pty Limited	Australia
Westpac Direct Equity Investments Pty Limited(4)	Australia
Westpac Equipment Finance Limited	Australia
Westpac Equipment Finance (No. 1) Pty Limited(10)	Australia
Westpac Equipment Finance (Vic) Pty Limited	Australia
Westpac Group Investments Australia Pty Limited	Australia
Coogee Finance Pty Limited(6)	Australia
Westpac Infrastructure Management Limited	Australia
Westpac Investment Vehicle Pty Limited	Australia
Westpac Resources and Infrastructure Pty Limited	Australia
Westpac Structured Investments Limited	Australia
Westpac Syndications Management Pty Limited	Australia
Westpac Unit Trust	Australia
WIML Services Pty Limited	Australia
The Mortgage Company Pty Limited	Australia
The Home Loan Partnership Pty Limited	Australia
The Home Loan Partnership Trust	Australia
WBC Group Investment Trust(3)	Australia
Westpac Alpha Pty Limited(3)	Australia
Westpac Bank—PNG—Limited(3)	Papua New Guinea
Westpac Bank of Tonga(3)	Tonga
Westpac Bank Samoa Limited(3)	Western Samoa
Westpac Capital Corporation	USA
Westpac Capital Holdings Inc	USA
Westpac Capital Trust I	USA
Westpac Capital Trust III(3)	USA
Westpac Equity Holdings Pty Limited	Australia
Altitude Administration Pty Limited	Australia
Westpac Altitude Rewards Trust	Australia
Altitude Rewards Pty Limited	Australia
Autodirect Pty Limited	Australia
Pacific Structured Funding Limited	Australia
PersonalDirect Limited	Australia
Qvalent Pty Limited	Australia
Westpac Financial Consultants Limited	Australia
Westpac Financial Services Group Limited	Australia
BT Financial Group Pty Limited(4)(5)	Australia
BT Australia Pty Limited(5)	Australia
BT Australia Corporate Services Pty Limited(5)	Australia
BT Finance Pty Limited(5)	Australia
BT Nominees Pty Limited(5)	Australia
Chifley Services Pty Limited(5)	Australia
BT Funds Management Limited(5)	Australia
BT Finance and Investments Pty Limited(5)	Australia
Oniston Pty Limited(5)	Australia
BT Life Limited(5)	Australia
BT Portfolio Services Limited(5)	Australia
BT Securities Limited(5)	Australia
BT (Queensland) Pty Limited(5)	Australia
BT Investor Services Pty Limited (4)(5)	Australia
BT Financial Group (NZ) Limited(5)(13)	New Zealand
BT Funds Management (NZ) Limited(5)(13)	New Zealand
Sagitta Wealth Management Limited	Australia
Sagitta Investment Management Limited	Australia
Hargrave Investments Pty Limited	Australia
Westpac Custodian Nominees Limited	Australia
Westpac Financial Services Limited	Australia
Westpac Funds Management Limited	Australia
Westpac Investment Management Pty Limited	Australia
Westpac Life Insurance Services Limited	Australia
Westpac Securities Administration Limited	Australia
Westpac Information Technology Services Pty Limited	Australia
Westpac Insurance Services (Brokers) Limited	Australia
Westpac Equity Pty Limited	Australia
A.F.G. Insurances Limited (in voluntary administration)	Australia
Westpac General Insurance Limited	Australia
Westpac Lenders Mortgage Insurance Limited	Australia

Westpac Private Equity Pty Limited	Australia
Westpac Securities Limited	Australia
Net Nominees Limited	Australia
Westpac Securitisation Management Pty Limited	Australia
Westpac Structured Management Pty Limited(4)	Australia
Westpac Training Services Pty Limited	Australia
Westpac Finance Pty Limited	Australia
Westpac First Trust(3)	Australia
Westpac Funding Holdings Pty Limited	Australia
Tavarua Funding Trust I	USA
Tavarua Funding Trust III(3)	USA
Westpac Institutional Holdings Pty Limited	Australia
Hasting Funds Management Limited(5)(6)	Australia
Hastings Development Fund Limited(5)	Australia
Westpac Investment Holdings Pty Limited	Australia
Westpac Leasing Nominees Pty Limited	Australia
Westpac Leasing Nominees-Vic.- Pty Limited	Australia
Westpac Leasing Pty Limited	Australia
Westpac Matching Gifts Limited	Australia
Westpac OMG Holdings Pty Limited	Australia
Westpac Overseas Holdings Pty Limited	Australia
A.G.C. (Pacific) Limited	Papua New Guinea
Diversified Investments LLC (in voluntary liquidation)	Cayman Islands
Westpac Americas Inc.	USA
Westpac Investment Capital Corporation	USA
Westpac USA Inc.	USA
Southern Cross Inc.	USA
Westpac Banking Corporation (Jersey) Limited	Jersey
Westpac Finance (HK) Limited	Hong Kong
WFAL No1 Loan Trust	Hong Kong
Westpac Group Investment -NZ- Limited	New Zealand
Westpac Holdings -NZ- Limited(12)	New Zealand
Augusta (1962) Limited	New Zealand
Augusta Equities Limited	New Zealand
TBNZ Limited	New Zealand
TBNZ Capital Limited	New Zealand
TBNZ Developments Limited	New Zealand
TBNZ Investments Limited	New Zealand
TBNZ Equity Limited	New Zealand
TBNZ Investments (UK) Limited	UK
The Home Mortgage Company Limited	New Zealand
The Warehouse Financial Services Limited(6)	New Zealand
Westpac (NZ) Investments Limited(4)	New Zealand
Westpac Capital -NZ- Limited(4)(12)	New Zealand
Aotearoa Financial Services Limited	New Zealand
Sfaka Investments Limited	New Zealand
Westpac Fund Acceptances -NZ- Limited	New Zealand
Westpac Lease Discounting -NZ- Limited(12)	New Zealand
Bag Inns Limited	New Zealand
Bag Inns Two Limited	New Zealand
Westpac Operations Integrated Limited	New Zealand
Westpac Financial Synergy Limited	New Zealand
Westpac Overseas Investments Limited(4)	New Zealand
Westpac Finance Limited	New Zealand
Westpac Investment Management-NZ-Limited(4)	New Zealand
Westpac Life -NZ- Limited(4)	New Zealand
Westpac Nominees -NZ- Limited	New Zealand
Westpac Superannuation Nominees-NZ-Limited(4)	New Zealand
WestpacTrust Securities NZ Limited(7)	New Zealand
Pacific Structured Funding-NZ-Limited	New Zealand
Westpac Overseas Funding Pty Limited	Australia
Westpac Securities Inc	USA
Westpac Singapore Limited	Singapore
Westpac Properties Limited	Australia
Collins Wales Pty Limited	Australia
Westpac Property Investments Pty Limited(11)	Australia
Westpac Second Trust(3)	Australia
Westpac Structured Products Limited	Australia
Westpac Tasman No.1 Pty Limited	Australia
Westpac Tasman No.2 Pty Limited	Australia

Notes

(1)
Controlled entities shown in bold type are owned directly by Westpac.

(2)
50.0% of the equity or issued units in Pitco Pty Limited, Biralo Pty Limited and The Pitco Trust are held directly by Westpac Property Investments Pty Limited. The other 50.0% interests are held directly by Westpac.

(3)
Incorporated or formed during the 2003 financial year.

(4)
During the 2003 financial year, the following controlled entities names changed:

•	BT Financial Group Pty Limited	(Formerly Principal Financial Group (Australia) Holdings Pty Limited)
•	BT Investor Services Pty Limited	(Formerly BT Wealth Management Pty Limited)
•	Westpac Capital -NZ- Limited	(Formerly WestpacTrust Capital -NZ- Limited)
•	Westpac Direct Equity Investments Pty Limited	(Formerly Selbourne Pty Limited)
•	Westpac Investment Management -NZ- Limited	(Formerly WestpacTrust Investment Management -NZ- Limited)
•	Westpac Life -NZ- Limited	(Formerly Westpac Trust Life -NZ- Limited)
•	Westpac (NZ) Investments Limited	(Formerly WestpacTrust Investments Limited)
•	Westpac Overseas Investments Limited	(Formerly WestpacTrust Overseas Investments Limited)
•	Westpac Structured Management Pty Limited	(Formerly Catalyst Financial Group Pty Limited)
•	Westpac Superannuation Nominees -NZ- Limited	(Formerly WestpacTrust Superannuation Nominees -NZ- Limited)
5.
Purchased during the financial year.

6.
All entities listed in this note are wholly owned controlled entities except the following:

	Percentage Owned
	2003	2002
Coogee Finance Pty Limited	99.9%	99.9%
Diversified Security Investments LLC	99.9%	99.9%
Hastings Fund Management Limited	51.0%	—
SCRaP Note Trust	70.0%	—
The Warehouse Financial Services Limited	51.0%	51.0%
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac Bank of Tonga	60.0%	60.0%
Westpac Bank Samoa Limited	93.5%	93.5%

7.
Overseas companies predominantly carry on business in the country of incorporation, except for WestpacTrust Securities NZ Limited, which predominantly operates through its London Branch. For unincorporated entities, "Country of Incorporation" refers to the country where business is carried on. The financial years of all controlled entities are the same as that of Westpac except Diversified Security Investments LLC and Segregated Asset Management LLC, which have a 31 December financial year end.

8.
24.9% of the equity in Diversified Security Investments LLC is held directly by Enfield Downs Pty Limited. 75.0% of the equity is held directly by Oakjet Pty Limited.

9.
50.0% of the equity in Piccadilly of Sydney Pty Limited, Sarnia Pty Limited, The Swan Trust and Vicpac Chatswood Pty Limited is held directly by Sixty Martin Place (Holdings) Pty Limited. The other 50.0% interests are held directly by Westpac.

10.
5.0% of the equity in Westpac Equipment Finance (No.1) Pty Limited is held directly by Teuton Pty Limited.

11.
Less than 1% of equity in Westpac Property Investments Pty Limited is held directly by Westpac Properties Limited.

12.
During the financial year the following companies were amalgamated:

•
Bag Inns Three Limited with Westpac Lease Discounting -NZ- Limited

•
C.B.A. Finance Nominees Limited with Westpac Capital -NZ- Limited

•
Systems and Technology Limited with Westpac Capital -NZ- Limited

•
Mortgage Services Limited with Westpac Holdings -NZ- Limited

13.
Ceased to be wholly owned controlled entities of Westpac Holdings -NZ- Limited and became wholly owned controlled entities of Westpac Financial Services Group Limited.

        The following controlled entities were disposed of during the year:

•	A.C.N. 007 552 454 Limited	Deregistered
•	M.A.C. Nominees Pty Limited	Deregistered
•	Mazbond Pty Limited	Deregistered
•	Moorebank Defence Property Trust	Sold
(Moorebank Defence Property Trust was sold for consideration of $203 million. The profit on sale was Nil.)
•	Palaver Pty Limited	Deregistered
•	Reveille Pty Limited	Deregistered
•	Runkelli Pty Limited	Deregistered
•	The Wales Nominees (Vic.) Pty Limited	Deregistered
•	Toliman Investments Limited	Sold
(Toliman Investments Limited was sold for consideration of $62 million. The profit on sale was Nil.)
•	Westpac Insurance Services Superannuation Fund Limited	Liquidated
•	Westpac Nominees -SA- Pty Limited	Deregistered
•	Westpac Office Trust	Listed
(Westpac Office Trust was sold for consideration of $93 million. The profit on sale was $2 million.)
•	Westpac Retirement Plan Pty Limited	Deregistered

Note 39. Other Group investments

        The Group had a significant non-controlling shareholding in the following entities as at 30 September 2003:

	Country where Business is Carried on	Beneficial Interest %	Carrying Amount $m	Nature of Business
Bronte Finance Pty Limited	Australia	20.0%	—	Investment company
Cardlink Services Limited	Australia	16.7%	1	Card clearing system
Cash Services Australia Pty Limited	Australia	25.0%	—	Cash logistics
ElectraNet Pty Limited	Australia	19.5%	114	Electricity transmission
Electronic Transaction Services Limited	New Zealand	25.0%	—	Credit card processing
Global Renewables Limited	Australia	35.0%	29	Waste management services
Hartleys Limited	Australia	28.7%	7	Stockbroking
Krava Nominees Pty Limited (in liquidation)	Australia	50.0%	—	Corporate trustee
McGrath Limited	Australia	20.0%	4	Property
Mondex Australia Pty Limited	Australia	25.0%	—	Smart card operations
Mondex New Zealand Limited	New Zealand	20.0%	—	Smart card operations
The Bayview Harbour Unit Trust	Australia	50.0%	—	Property development
The Runaway Bay Unit Trust	Australia	50.0%	—	Property development
Visa New Zealand Limited	New Zealand	15.4%	—	Credit card provider
Westpac Staff Superannuation Plan Pty Limited	Australia	50.0%	—	Corporate trustee
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0%	—	Employee assistance foundation
Yieldbroker Pty Limited	Australia	22.5%	—	On-line distribution portal

        During the 2003 financial year the Group's interests in the following entities were disposed:

  •
  25% interest in Ausmarkets Limited was liquidated;

  •
  50% interest in Colobus Pty Limited was liquidated;

  •
  25% interest in Somersby Park Pty Limited was deregistered; and

  •
  50% interest in Lawrence Collateral Indemnity Pty Limited was liquidated.

        In terms of the contribution to the results of the Group, the above investments are not material, either individually or in aggregate.

Note 40. Related party disclosures

        Directors of Westpac during the financial year ended 30 September 2003 were:

Mr L.A. Davis (Chairman)	Mr J.B. Fairfax (resigned 1 September 2003)
Dr D.R. Morgan (Managing Director and Chief Executive Officer)	Ms C.J. Hewson (appointed 6 February 2003)
Mr W.B. Capp	Mr E.A. Evans
Mr D.A. Crawford	Ms H.A. Lynch
The Hon. Sir Llewellyn Edwards

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

Loans to directors and director-related parties

        Loans made to directors of Westpac and its controlled entities and to parties related to them are made in the ordinary course of business on normal terms and conditions. In respect of loans to executive directors, loans are made on the same terms and conditions as apply to other employees and certain customers of the Group in accordance with established policy.

        Loans to directors of the parent entity and non-bank loans to directors of controlled entities as at 30 September:

	Consolidated		Parent Entity
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Aggregate amount of loans to directors	7,914	3,984	2,502	3,394
Loans advanced during the year	1,766	2,635	350	2,129
Loan repayments received during the year	1,503	85	527	75

        The directors of Westpac and other controlled entities concerned in the relevant loans made and repayments received were:

	2003	2002
B.J. Acworth	(1)	—
M.G. Barbour	(1),(2)	—
S. Campbell	(3)	—
W.B. Capp	(2)	(1)
A.C. Carriline	(1)	—
H. Chan	(4)	(2)
Sir L. Edwards	(3)	(1)
E.A. Evans	(2)	(1)
J.G. Frechtling	(2)	—
J.B. Fairfax	(4)	(2)
G.I. Johnson	(1)	—
M.G. Kerslake	(1)	—
P.C. Lilley	(3)	—
H.A. Lynch	(1),(2)	(2)
B.J. O'Connor	(2)	—
S. Ramage	(1)	—
H.A. Rosario	(1),(2)	—
R.A. Walter	(1)	—
M. Way	(3)	—
M.D. Whelan	(3)	—
Y.C.K. Wong	(2)	(1)

(1)
Loan made to this person during the financial year.

(2)
Repayment made by this person during the financial year.

(3)
No amendments made to any loan facilities held by this person during the financial year.

(4)
Ceased to be a director during the financial year.

Directors' shares and share option transactions

        Details of share options issued to the Chief Executive Officer are set out in note 26. No share options are granted to non-executive Directors.

		2003	2002
(i)	Ordinary shares acquired during the year(1)
	The aggregate number of Westpac shares acquired by the Directors of Westpac and Director-related entities during the year	648,370	713,523
(ii)	Ordinary shares disposed of during the year(2)	566,446	400,058
(iii)	Ordinary shares held at year end(3)
	The aggregate number of Westpac shares held directly, indirectly or beneficially by Directors of Westpac and their Director-related entities at year end	1,143,664	1,478,479

(1)
This included 625,000 ordinary shares issued under the 1999 Chief Executive Share Option Agreement (2002 675,000 ordinary shares issued under the Westpac Senior Officers' Share Purchase Scheme to the Chief Executive Officer), 1,394 (2002 2,211) shares issued under the Dividend Reinvestment Plan and 14,168 (2002 18,312) shares purchased on market under the Directors' fees sacrifice arrangements.

(2)
This included 26,638 (2002 25,058) shares disposed of by a staff/community related benefit fund of which some Directors were personal trustees.

(3)
This included 117,034 (2002 143,681) shares owned by a staff/community related benefit fund of which some Directors were personal trustees.

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

Controlled entities

        Transactions between Westpac and its controlled entities during the 2003 financial year have included the provision of a wide range of banking and other financial facilities, some of which have been on commercial terms and conditions, others have been on terms and conditions which represented a concession to the controlled entities. Details of amounts paid to or received from related parties, in the form of dividends or interest, are set out in notes 3 and 4.

        Other intragroup transactions, which may or may not be on commercial terms, include the provision of management and administration services, staff training, data processing facilities, transfer of tax losses and leasing of properties, plant and equipment.

        Similar transactions between Group entities and other related parties have been almost invariably on commercial terms and conditions as agreed between the parties. Such transactions are not considered to be material, either individually or in aggregate.

Note 41. Directors' remuneration

        Income paid, or due and payable, from Westpac and related entities to Directors of Westpac fell within the bands below:

	2003	2002
20,001 – 30,000	—	3
40,001 – 50,000	—	1
80,001 – 90,000	1	—
100,001 – 110,000	—	1
110,001 – 120,000	—	1
120,001 – 130,000	1	—
130,001 – 140,000	—	3
140,001 – 150,000	1	—
150,001 – 160,000	2	—
160,001 – 170,000	—	1
170,001 – 180,000	1	—
180,001 – 190,000	1	—
370,001 – 380,000	—	1
420,001 – 430,000	1	—
5,870,001 – 5,880,000	—	1
7,360,001 – 7,370,000	1	—

Total	9	12

	Directors of the Group		Directors of the Parent Entity
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Total income paid, or due and payable, from Westpac and related entities to Directors(1)	50,391	44,116	8,823	7,175

(1)
The total amounts above include $8 million and $3 million in relation to the fair value of equity based remuneration granted to Directors of the Group and Directors of the parent entity respectively (2002 $6 million and $2 million respectively).

        Directors' remuneration has been determined on the basis of the cost of the remuneration to the Group. Where non-monetary benefits are provided to a Director, the amount of remuneration includes the total cost to the Group of providing the benefits, including fringe benefits tax, and the notional cost of superannuation for Executive Directors who are members of the Westpac Staff Superannuation Plan. In addition, amounts disclosed for remuneration include the assessed fair value of share options granted in accordance with ASIC guidelines issued in June 2003 and the increase in value for the year of stock appreciation rights held, where applicable. Details of equity based remuneration are set out in note 26. In accordance with Australian Accounting Standard AASB 1017 Related Party Disclosures no amounts have been included in remuneration in respect of retirement benefits paid or payable.

        In accordance with AASB 1017, remuneration of Directors of the Group excludes the remuneration of executive officers (refer note 42), who are required to be Directors of wholly-owned Australian controlled entities in order to discharge their duties as executive officers of Westpac. The remuneration of Directors of the Group does include the remuneration of 126 (2002 128) employees who are Directors of controlled entities in order to discharge their duties as employees of Westpac, but are not classified as executive officers of Westpac.

Retirement benefits

        On 3 July 2003, the Board resolved to remove retiring allowances for Non-executive Directors appointed after 3 July 2003, in line with recent guidance on Non-executive Directors' remuneration. Base fees for Directors appointed after 3 July 2003 will be increased to reflect the fact that retiring allowances are no longer payable to new Directors.

        There are seven Non-executive Directors, who were appointed prior to 3 July 2003. These Directors will continue to be eligible to receive retiring allowances in line with the practice at the time of their appointment.

        Previously the non-executive Directors of Westpac had Service Agreements which have been approved by the shareholders at a General Meeting. The Service Agreements provide for a retiring allowance depending on the period of service of the Director. Where the Director's period of service is less than three years the Director is not entitled to a retiring allowance. Where the period of service is at least three years, but less than five years, the Director is entitled to a proportion of the retirement allowance that the Director would have been entitled had the Director served for a period of five years, that proportion being the same proportion as the period of the Director's service bears to five years. Where the period of service is five years the Director is entitled to a sum equal to the total emoluments to which the Director was entitled during the period of three years ending on the date of his or her retirement or death before retirement. Where the period of service is greater than five years the Director is entitled to the sum which would have been payable had the Director served for the period of five years, ending on the date of his or her retirement or death before retirement, plus 5% per annum of that sum for the period of service in excess of five years. This amount cannot exceed five times the average annual emoluments to which the Director was entitled during the period of three years ending on his or her retirement or death before retirement.

        The amount accrued for retirement benefits for all Directors (2003 eight persons, 2002 ten persons) during the year ended 30 September 2003 was $968,424 (2002 $871,000).

        The following Directors received retirement benefits in accordance with the Service Agreements approved by shareholders at the January 1989 Annual General Meeting:

	Consolidated		Parent Entity
	2003 $	2002 $	2003 $	2002 $
J.B. Fairfax (resigned 1 September 2003)	353,344	—	353,344	—
I.R.L. Harper (retired 13 December 2001)	—	398,805	—	398,805
W.P. Hogan (retired 13 December 2001)	—	411,809	—	411,809
E. Mahlab (retired 13 December 2001)	—	271,895	—	271,895
P. Ritchie (retired 30 September 2002)	—	292,841	—	292,841

	353,344	1,375,350	353,344	1,375,350

Note 42. Executive officers' remuneration

        The following table shows the number of executive officers of Westpac and the Group in Australia whose income paid, or due and receivable, from Westpac and related entities fell within the stated bands. An executive officer is a person responsible for the strategic direction and operational management of Westpac and controlled entities.

        In accordance with the requirements of accounting standard AASB 1034 Information to be Disclosed in Financial Reports, remuneration includes any money, consideration and benefits, including fringe benefits tax and a notional cost of superannuation for those executive officers who are members of the Westpac Staff Superannuation Plan. In the following table values have been ascribed to options, performance options and performance share rights granted to executive officers in accordance with ASIC guidelines issued in June 2003. Refer note 26 for details of equity based remuneration.

	Consolidated				Parent Entity
	2003		2002		2003		2002
100,001 – 110,000	—		1	(2)	—		1	(2)
150,001 – 160,000	1	(2)	—		1	(2)	—
170,001 – 180,000	—		1	(1)	—		1	(1)
190,001 – 200,000	—		1		—		1
200,001 – 210,000	1	(1)	—		1	(1)	—
300,001 – 310,000	1	(2)	1		1	(2)	1
340,001 – 350,000	—		1	(2)	—		1	(2)
350,001 – 360,000	1	(1)	—		1	(1)	—
410,001 – 420,000	1	(2)	—		1	(2)	—
460,001 – 470,000	2	(2)	1	(1)	2	(2)	1	(1)
480,001 – 490,000	—		1		—		1
510,001 – 520,000	—		1		—		1
550,001 – 560,000	1		—		1		—
560,001 – 570,000	—		3	(2)	—		3	(2)
580,001 – 590,000	—		1		—		1
590,001 – 600,000	—		1		—		1
600,001 – 610,000	—		1		—		1
610,001 – 620,000	1		—		1		—
620,001 – 630,000	—		2		—		2
630,001 – 640,000	1		1		1		1
640,001 – 650,000	2		—		2		—
660,001 – 670,000	2		—		2		—
670,001 – 680,000	1		—		1		—
680,001 – 690,000	—		1		—		1
690,001 – 700,000	1	(1)	1	(1)	1	(1)	1	(1)
710,001 – 720,000	1		2		1		2
720,001 – 730,000	3	(2)	—		3	(2)	—
730,001 – 740,000	1		1		1		1
750,001 – 760,000	—		1		—		1
770,001 – 780,000	2		—		2		—
780,001 – 790,000	1		1		1		1
790,001 – 800,000	—		2		—		2
800,001 – 810,000	1		1		1		1
810,001 – 820,000	—		1		—		1
820,001 – 830,000	1		—		1		—
860,001 – 870,000	—		1		—		1
890,001 – 900,000	2		—		2		—
900,001 – 910,000	1		—		1		—
920,001 – 930,000	—		1		—		1
930,001 – 940,000	—		1	(2)	—		1	(2)
940,001 – 950,000	—		2		—		2
950,001 – 960,000	1		1	(1)	1		1	(1)
960,001 – 970,000	—		1		—		1
990,001 – 1,000,000	—		1		—		1
1,030,001 – 1,040,000	1		—		1		—
1,040,001 – 1,050,000	1		1	(1)	1		1	(1)
1,080,001 – 1,090,000	1		—		1		—
1,090,001 – 1,100,000	1		—		1		—
1,100,001 – 1,110,000	3	(2)	—		3	(2)	—
1,150,001 – 1,160,000	1		1		1		1
1,190,001 – 1,200,000	1		1		1		1
1,220,001 – 1,230,000	—		1		—		1
1,300,001 – 1,310,000	1		—		1		—
1,320,001 – 1,330,000	1	(1)	—		1	(1)	—
1,400,001 – 1,410,000	1	(1)	1		1	(1)	1
1,410,001 – 1,420,000	1	(2)	—		1	(2)	—
1,440,001 – 1,450,000	—		1		—		1
1,470,001 – 1,480,000	1		—		1		—
1,510,001 – 1,520,000	1	(1)	—		1	(1)	—
1,550,001 – 1,560,000	1		—		1		—
1,700,001 – 1,710,000	—		1		—		1
1,720,001 – 1,730,000	—		1		—		1
1,790,001 – 1,800,000	1		—		1		—
1,880,001 – 1,890,000	1		—		1		—
1,910,001 – 1,920,000	1		—		1		—
2,160,001 – 2,170,000	1		—		1		—
2,230,001 – 2,240,000	1		—		1		—
2,660,001 – 2,670,000	—		1		—		1
3,250,001 – 3,260,000	1		—		1		—
3,290,001 – 3,300,000	—		1		—		1
3,630,001 – 3,640,000	1		—		1		—
5,190,001 – 5,200,000	—		1	(1)	—		1	(1)
5,870,001 – 5,880,000	—		1		—		1
7,360,001 – 7,370,000	1		—		1		—

Total	54		48		54		48

(1)
Includes payments to one or more executive officers in this remuneration band who retired/ resigned during the year.

(2)
Includes payments to one or more executive officers in this remuneration band who commenced employment with Westpac during the year.

	Consolidated		Parent Entity
	2003 $'000	2002 $'000	2003 $'000	2002 $'000
Total income paid, or due and payable, from Westpac and related entities to executive officers whose income exceeded $100,000(1)	63,552	51,706	63,552	51,706

(1)
The total amounts above include $18 million (2002 $13 million) in relation to the fair value of equity based remuneration granted.

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

        The statements of cash flows comply with International Accounting Standard 7 Cash Flow Statements.

	Consolidated			Parent Entity
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m
Reconciliation of net profit attributable to equity holders of Westpac Banking Corporation to net cash provided by operating activities
Net profit attributable to equity holders of Westpac Banking Corporation	2,183	2,192	1,903	2,619	1,792
Adjustments:
Outside equity interests	8	5	5	—	—
Depreciation and goodwill amortisation	413	373	393	313	332
Increase/(decrease) in sundry provisions and other non-cash items	898	(480)	1,402	(802)	(773)
Bad and doubtful debts	411	377	331	407	291
Decrease in other financial market asset and liabilities	1,023	2,544	111	2,991	2,454
Decrease/(increase) in trading securities	1,759	(791)	(143)	1,795	(791)
(Increase)/decrease in accrued interest receivable	(66)	(38)	(45)	(44)	(29)
(Decrease)/Increase in accrued interest payable	(44)	(195)	(254)	(57)	(83)
(Decrease)/increase in provision for income tax	(227)	(19)	68	(274)	60
Increase/(decrease) in provision for deferred income tax	166	(323)	(13)	114	(177)
(Increase)/decrease in future income tax benefits	(432)	(140)	26	(324)	(172)
Decrease/(Increase) in excess of net market value over net assets of a controlled entity	—	261	(133)	—	—

Net cash provided by operating activities	6,092	3,766	3,651	6,738	2,904

Details of assets and liabilities of controlled entities and businesses acquired

        On 31 October 2002, Westpac acquired most of the businesses of BT Financial Group (BTFG) for $925 million (initial payment of $900 million and subsequent settlement adjustment payments of $25 million). All payments were funded from existing financing sources. An additional payment of $150 million may be paid, contingent upon exceeding certain performance hurdles in the future. The assets acquired and liabilities assumed have been measured at their fair values at 31 October 2002, including adjustments to bring accounting policies onto a consistent basis with those of Westpac.

        Provisions for restructuring covering the integration of the business into Westpac's existing wealth management business and rationalisation of existing processing and administration functions have been booked as a pre-acquisition cost in BTFG or a provision in Westpac, as applicable. The principal costs associated with the restructuring are staff redundancy payments, retention bonuses for key Westpac and BTFG staff, surplus lease space and system rationalisation costs. Final goodwill related to the acquisition will be determined once all settlement adjustments have been completed.

        On 16 October 2002, Westpac acquired a 51% shareholding in Hastings Funds Management Limited (Hastings) for $36 million. Further payments are contingent upon Hastings financial and operating performance over the next three years.

        On 1 June 2002, Westpac acquired the business of Rothschild Australia Asset Management Limited (RAAM) for $323 million. The payment was funded from existing financing sources. The assets acquired and liabilities assumed have been measured at their fair values at 1 June 2002, including adjustments to bring accounting policies onto a consistent basis with those of Westpac.

	Consolidated			Parent Entity
	2003 $m	2002 $m	2001 $m	2003 $m	2002 $m
Non-cash operating, investing and financing activities Controlled entities and businesses acquired
Details of assets and liabilities of controlled entities and businesses acquired are as follows:
Due from other financial institutions	—	—	16	—	—
Investment securities	70	—	16	—	—
Regulatory deposits	—	—	10	—	—
Loans	—	—	79	—	—
Life insurance assets	2,432	—	—	—	—
Fixed assets	29	4	12	—	—
Other assets	139	34	19	—	—
Deposits and public borrowings	—	—	(101)	—	—
Due to other financial institutions	—	—	(2)	—	—
Life insurance policy liabilities	(2,378)	—	—	—	—
Other liabilities	(430)	(40)	(14)	—	—

Fair value of entities and businesses acquired	(138)	(2)	35	—	—
Carrying amount of existing investment	—	—	(44)
Goodwill (refer note 15)	964	330	10	—	—
Minority interest	(3)	—	(6)	—	—

	823	328	(5)	—	—

Cash consideration and acquisition costs	(965)	(328)	(21)	—	—
Cash acquired	142	—	26	—	—

Cash received on acquisition (net of cash paid)	(823)	(328)	5	—	—

Controlled entities and businesses disposed
Details of assets and liabilities of controlled entities and businesses disposed of are as follows:
Cash at bank	—	458	32	—	—
Due from other financial institutions	—	—	3	—	—
Loans	62	9,485	16	—	—
Fixed assets	—	28	1	—	—
Investment in controlled entities	—	—	—	—	822
Other assets	298	131	7	296	156
Deposits and public borrowings	—	(8,105)	(60)	—	—
Due to other financial institutions	—	—	49	—	—
Other liabilities	—	(154)	(4)	—	—
Minority interest	—	—	(1)	—	—

Net assets of entities and businesses disposed	360	1,843	43	296	978
Gain on disposa1(1)	—	751	33	—	738

Cash consideration (net of sale costs)	360	2,594	76	296	1,716

(1)
The net profit on the sale of shares in Australia Guarantee Corporation and certain assets of Australian Guarantee Corporation (N.Z.) Limited was $751 million before tax and $754 million after a tax credit of $3 million.

Equity transactions

        Shares issued under the dividend reinvestment plan amounted to $382 million in the year ended 30 September 2003 (2002 $275 million, 2001 $257 million).

Securitised loans

	Consolidated
	2003 $m	2002 $m
Cash flows from securitised loans
Summarised cash flows received from securitisation trusts
Proceeds from new securitisations	247	2,472
Servicing fees received	12	13
Residual income from securitisation trusts	25	20
Other	(103)	(12)

Total cash flows received from securitisation trusts	181	2,493

Note 44. Capital adequacy

        APRA has responsibility for the prudential supervision of Authorised Deposit-taking Institutions (ADI), life and general insurance companies and superannuation funds in Australia.

        Australia's risk-based capital adequacy guidelines are generally consistent with the approach agreed upon by the Basel Committee on Banking Supervision.

        Australian banks are required to maintain a minimum ratio of capital to risk weighted assets of 8%. At least half of this capital must be in the form of "Tier 1" capital. Subject to certain limitations, Tier 1 capital basically consists of equity, i.e. paid-up share capital, retained profits, certain reserves, other equity instruments, less the deduction of certain intangible assets and retained earnings in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes. The balance of eligible capital is defined as "supplementary" or "Tier 2" capital. Supplementary capital includes, subject to limitations, general provision for bad and doubtful debts, mandatory convertible notes, perpetual floating rate notes and like instruments, and term subordinated debt provided such term debt is not in excess of 50% of Tier 1 capital. Certain deductions are made for holdings of other banks' capital instruments and the balance of capital invested in insurance and funds management controlled entities not already deducted at the Tier 1 capital level. Deductions are made for any capital invested or guarantees or similar support provided to entities involved in securitisation activities.

	Consolidated
	2003 $m	2002 $m
Eligible capital and relevant ratios as at 30 September
Tier 1 capital
Total equity	13,996	10,468
Hybrid capital in excess of tier 1 limit	(40)	—
Dividends provided for capital adequacy purposes	(734)	—
Goodwill (excluding funds management entities)	(1,278)	(1,424)
Net future income tax benefit	(298)	(159)
Estimated reinvestment under dividend reinvestment plan(1)	191	166
Retained earnings, reserves and goodwill in life and general insurance, funds management and securitisation entities	(1,363)	(683)
Equity in captive lenders mortgage insurance entities	(45)	(31)
Equity in entities not operating in the field of finance	(91)	—

Total Tier 1 capital	10,338	8,337

Tier 2 capital
Hybrid capital in excess of tier 1 limit	40	—
Subordinated undated capital notes	573	717
General provision for bad and doubtful debts	1,393	1,162
Future income tax benefit related to general provision	(399)	(348)
Eligible subordinated bonds, notes and debentures	3,951	3,260

Total Tier 2 capital	5,558	4,791

Total Tier 1 and Tier 2 capital	15,896	13,128

Deductions:
Capital in life and general insurance, funds management and securitisation entities	(836)	(797)

Net qualifying capital	15,060	12,331

Risk weighted assets	142,909	128,651
Tier 1 capital ratio	7.2%	6.5%
Tier 2 capital ratio	3.9%	3.7%
Deductions	(0.6)%	(0.6)%

Total capital ratio	10.5%	9.6%

(1)
The amount is derived from reinvestment experience on the Group's dividend reinvestment plan.

        In determining risk weighted assets, assets (including off-balance sheet exposures) are weighted according to notional credit risk. Classes of asset are assigned a risk weighting according to the amount of capital required to support that asset. Four categories of risk weights (0%, 20%, 50%, 100%) are applied to the different types of assets. For example, cash, bullion, claims on the Reserve Bank of Australia (RBA) and Commonwealth of Australia securities have a zero risk weighting, meaning that no capital is required to support the holding of these assets. Loans to corporations and individuals carry a 100% risk weighting, meaning that they must be supported by minimum capital equal to 8% of the amounts outstanding. Other asset categories have intermediate weighting's, such as loans secured by residential housing mortgages which generally carry a 50% weighting and claims on other Australian and other OECD banks which carry a 20% weighting. For loans secured by residential housing mortgages approved after 5 September 1994, where the loan-to-valuation ratio is in excess of 80%, a 100% risk weight applies; except where the loan is 100% mortgage insured through an acceptable lender's mortgage insurer. Off-balance sheet exposures are taken into account by applying different categories of "credit conversion factors" to arrive at credit equivalent amounts, which are then weighted in the same manner as balance sheet assets according to counterparty, except that, in respect of derivatives a maximum weighting of 50% for corporations and individuals normally applies.

        APRA also requires ADI's to assess capital adequacy in respect of market risk in their trading book. Required capital for market risk is calculated on standard models or on internal models approved by APRA.

	Balance			Risk Weighted Balance
	2003 $m	2002 $m	Risk Weight	2003 $m	2002 $m
Risk weighted assets
on-balance sheet assets
Cash, claims on the RBA, Australian Commonwealth Government securities under one-year and other zero-weighted assets(1)	31,268	30,610	0%	—	—
Claims on OECD banks and local governments	11,863	10,090	20%	2,373	2,018
Loans secured by residential mortgages and other 50% weighted assets	96,331	79,690	50%	48,165	39,845
All other assets	70,940	62,101	100%	70,940	62,101

Total on balance sheet assets—credit risk(2)	210,402	182,491		121,478	103,964

	Contract or Notional Amount		Credit Equivalent Amount		Risk Weighted Balance
	2003 $m	2002 $m	2003 $m	2002 $m	2003 $m	2002 $m
Gross off-balance sheet exposures—credit risk	987,377	792,792	42,745	42,980	22,388	25,782
Netting of off-balance sheet exposures	(457,370)	(328,232)	(8,556)	(6,534)	(2,245)	(1,761)

Total off-balance sheet exposures—credit risk	530,007	464,560	34,189	36,446	20,143	24,021

Total risk weighted assets—credit risk					141,621	127,985
Risk adjusted assets—market risk					1,288	666

Total risk weighted assets					142,909	128,651

(1)
Other zero-weighted assets included gross unrealised gains on trading derivative financial instruments of $12,907 million (2002 $12,413 million) which was included in the credit equivalent amount of off-balance sheet exposures and trading securities of $8,793 million (2002 $10,643 million) which in turn were included in the market risk calculation.

(2)
Life insurance assets of $10,522 million (2002 $7,566 million) were not consolidated for capital adequacy purposes.

Note 45. Reconciliation with US Generally Accepted Accounting Principles (US GAAP)

        The consolidated financial statements of the Group are prepared in accordance with Generally Accepted Accounting Principles (GAAP) applicable in Australia which differs in some material respects from Generally Accepted Accounting Principles in the United States (US GAAP).

        The following are reconciliations of net profit, shareholders' equity, total assets and total liabilities applying US GAAP instead of Australian GAAP.

		Consolidated
		2003 $m	2002 $m	2001 $m
Statement of income
Net profit as reported under Australian GAAP		2,183	2,192	1,903
Items having an effect of increasing (decreasing) reported income (related tax impact of item shown separately)
(i)	Premises and sites	(106)	15	54
(ii)	Amortisation of goodwill	163	1	(17)
(iii)	Superannuation (pension) expense	64	274	42
	Related income tax expense	(19)	(83)	(12)
(v)	Wealth management	(17)	124	(93)
	Related income tax credit/(expense)	5	(24)	21
(vi)	Write-down of available-for-sale securities	(37)	149	(149)
(viii)	Employee share option remuneration (under APB 25)	(15)	(8)	(7)
	Employee share option remuneration (under SFAS 123)	(27)	(9)	—
(ix)	Distributions on other equity instruments	(41)	(48)	(51)
(x)	Distributions on other debt instruments	(34)	—	—
(x)	Amortisation of issue costs on other debt instruments	(2)	—	—
(xii)	Start-up cost adjustment	—	24	6
	Related income tax expense	—	(7)	(2)
(xiii)	Other non-financial assets	7	(39)	—
	Related income tax credit/(expense)	3	(19)	—
(xiv)	Software capitalisation	(4)	(11)	(4)
	Related income tax credit	2	3	1
(xv)	Effect of initial application of SFAS 133	—	—	(86)
	Related income tax credit	—	—	29
(xv)	Derivative instruments (under SFAS 133)	(111)	(13)	196
	Related income tax credit/(expense)	26	4	(62)
(xvi)	Difference in carrying value of controlled entity sold	—	7	—
(xvii)	Restructuring costs	(79)	67	—
	Related income tax credit/(expense)	23	(20)	—

Net income according to US GAAP		1,984	2,579	1,769

Adjustments to determine other comprehensive income under US GAAP
	Foreign currency translation	(156)	(76)	74
(vi)	Unrealised net gain/(loss) on available-for-sale securities	156	(104)	(1)
(vi)	Reclassification adjustment for (gains)/losses now included in net income	34	—	63

Total comprehensive income according to US GAAP		2,018	2,399	1,905

Earnings per share (cents) according to US GAAP
Basic		108.8	142.3	98.2
Diluted		108.4	141.5	97.6
Weighted average number of shares (millions)		1,824	1,812	1,801

Non-interest expenses as reported		3,926	3,995	3,570
Adjustments: (refer following commentary for details)
Item No.
(i)	Premises and sites	1	—	(2)
(ii)	Amortisation of goodwill	(163)	(1)	17
(iii)	Superannuation (pension) expense	(64)	(274)	(42)
(viii)	Employee share option compensation	42	17	7
(xii)	Start-up cost	—	(24)	(6)
(xiii)	Other non-financial assets	(7)	(7)	—
(xiv)	Software capitalisation	4	11	4
(xvii)	Restructuring costs	79	(67)	—

Non-interest expenses according to US GAAP		3,818	3,650	3,548

Tax effect of each component of other comprehensive income

	Consolidated
	2003			2002			2001
	Before Tax Amount $m	Tax (Expense)/ Benefit $m	After Tax Amount $m	Before Tax Amount $m	Tax (Expense)/ Benefit $m	After Tax Amount $m	Before Tax Amount $m	Tax (Expense)/ Benefit $m	After Tax Amount $m
Available-for-sale securities adjustment:
Unrealised holding gains/(losses) arising during the year	157	(1)	156	(107)	3	(104)	(1)	—	(1)
Reclassification adjustment for (gains)/losses included in net income	34	—	34	—	—	—	63	—	63

Net available-for-sale securities adjustment	191	(1)	190	(107)	3	(104)	62	—	62
Foreign currency translation adjustment	(156)	—	(156)	(76)	—	(76)	74	—	74

Total other comprehensive income	35	(1)	34	(183)	3	(180)	136	—	136

	Consolidated
	2003 $m	2002 $m	2001 $m
Accumulated other comprehensive income balances
Foreign currency translation reserve
Balance at beginning of year	82	149	74
Transfers from retained profits	1	9	1
Foreign currency adjustments net of hedging	(156)	(76)	74

Balance at year end	(73)	82	149

Available-for-sale securities
Balance at beginning of year	(105)	(1)	(63)
Adjustments	190	(104)	62

Balance at year end	85	(105)	(1)

Total other comprehensive income balances	12	(23)	148

		2003 $m	2002 $m	2001 $m
Statement of financial position
Total assets as reported under Australian GAAP		221,339	191,037	189,845
Adjustments: (refer following commentary for details)
Item No.
(i)	Premises and sites	(178)	(72)	(87)
(ii)	Goodwill	151	(12)	(13)
(iii)	Superannuation (pension) asset	266	202	(81)
(v)	Wealth management assets	(74)	(57)	(200)
(vi)	Available-for-sale securities	46	(108)	(150)
(xii)	Start-up costs	—	—	(24)
(xiii)	Other non-financial assets	(69)	(39)	—
(xiv)	Capitalised software	(26)	(23)	(11)
(xv)	Derivative instruments (under SFAS 133)	(14)	97	110
(xi)	Provision for bad and doubtful debts	219	207	161
(iv)	Deferred tax assets	108	106	219

Total assets according to US GAAP		221,768	191,338	189,769

Total liabilities as reported under Australian GAAP		207,343	180,569	180,140
Adjustments: (refer following commentary for details)
Item No.
(vii)	Final dividend provided	—	(651)	(577)
(x)	Other debt instruments	657	—	—
(xvii)	Restructuring provisions	13	(67)	—
(iv)	Deferred tax liabilities	134	208	158
(xi)	Other liabilities	219	207	161
(ix)	Other equity instruments	1,597	465	465
	Outside equity interest as reported under Australian GAAP	31	17	14

Total liabilities according to US GAAP		209,994	180,748	180,361

Net assets according to US GAAP		11,774	10,590	9,408

Equity attributable to equity holders of Westpac Banking Corporation as reported under Australian GAAP		13,965	10,451	9,691
Adjustments: (refer following commentary for details)
Item No.
(i)	Premises and sites	(178)	(72)	(87)
(ii)	Goodwill	151	(12)	(13)
(iii)	Superannuation (pension) asset	186	141	(57)
(v)	Wealth management assets (net of tax)	(52)	(40)	(140)
(vi)	Available-for-sale securities	48	(105)	(150)
(vii)	Final dividend provided	—	651	577
(ix)	Other equity instruments	(1,597)	(465)	(465)
(x)	Other debt instruments	(657)	—	—
(xii)	Start-up costs	—	—	(17)
(xiii)	Other non-financial assets	(48)	(58)	—
(xiv)	Capitalised software	(18)	(16)	(8)
(xv)	Derivative instruments (under SFAS 133)	(17)	68	77
(xvii)	Restructuring provisions	(9)	47	—

Equity attributable to equity holders according to US GAAP		11,774	10,590	9,408

        The following is a summary of the significant adjustments made to consolidated net profit, total assets, total liabilities and equity to reconcile Australian GAAP results with US GAAP.

(i)    Premises and sites

Revaluations

        In accordance with Australian GAAP, on 1 October 2000 the Group changed its accounting policy for premises and sites deeming the existing carrying value of premises and sites held as at 30 September 2000 to be their cost. Depreciation of buildings is based on cost or deemed cost. Prior to this date premises and sites were periodically revalued, any revaluation increment was credited directly to the Premises Revaluation Reserve (PRR), and decrements were debited to the PRR to the extent of any previous revaluation increments.

        Under US GAAP, upward revaluations of premises and sites are not permitted. When properties are sold, profit or loss on sale of revalued buildings is adjusted back to historical cost basis for US GAAP purposes.

Depreciation

        Depreciation expense for Australian GAAP and US GAAP has been calculated using the straight line method of depreciation. Under Australian GAAP, deprecation expense is based on the carrying amount of the asset and is therefore higher for assets that have been revalued upwards. Depreciation expense has been adjusted to reflect depreciation based on original cost in the reconciliations of net income and shareholders' equity under US GAAP.

Sale and leaseback

        Under Australian GAAP where properties are sold under a leaseback arrangement any profit on sale is recognised immediately. Under US GAAP the profit on sale is spread over the term of the initial lease.

(ii)   Goodwill

        The Group changed its accounting policy in respect of goodwill in the financial year ended 30 September 1987 to that set out in Note 1. Previously, goodwill on acquisition was charged in full to the Group's statement of financial performance in the year of acquisition. Under US GAAP, prior to 1 October 2002, goodwill was capitalised and amortised over a useful life not exceeding 25 years. Thus, prior to 1 October 2002, adjustments have been made in the US GAAP reconciliation statement to restore goodwill previously written-off in full under Australian GAAP and to amortise such goodwill over 20 years.

        Under US GAAP, effective 1 October 2002, the Group adopted Statement of Financial Accounting Standard (SFAS) 142 Goodwill and Other Intangible Assets. Under SFAS 142, goodwill is no longer amortised but reviewed for impairment annually, or more frequently if certain impairment indicators or triggers arise. Goodwill is tested for impairment at a "reporting unit" level. Adjustments have been made to reverse the amortised goodwill in 2003 in the reconciliations of net income, total assets and shareholders' equity to US GAAP.

(iii) Superannuation (pension) costs

        For Australian GAAP purposes, the Group has adopted the principles of International Accounting Standard (IAS) 19 Employee Benefits in accounting for pension plans. The Group recognises the actuarially assessed surpluses in its principal pension plans as an asset in the statement of financial performance. The pension cost recognised in the statement of financial performance comprises the current service cost, an interest cost and an expected return on plan assets. In addition, actuarial gains or losses which result from annual actuarial valuations, which exceed 10% of the greater of the present value of the defined benefit plan's obligations or the market value of the defined benefit plan assets, are spread on a straight line basis over the expected remaining working lives of plan members.

        Under US GAAP, SFAS 87 Employers' Accounting for Pensions is consistent with the principles of IAS 19, however previously unrecognised surpluses are not recognised immediately as assets. Upon initial application, such previously unrecognised surpluses are to be amortised to income, as an adjustment to pension expense, on a straight-line basis over the average remaining service period of plan members. If this period is less than 15 years, a 15 year amortisation period may be adopted.

        Adjustments have been made to the US GAAP reconciliation statement to reverse the recognition of the asset under Australian GAAP and recognise the accumulated recognised surplus under US GAAP.

(iv)  Income taxes

        Under Australian GAAP, tax benefits relating to tax losses are recognised only when they are "virtually certain" of being realised. Realisation of benefits relating to other timing differences must be "beyond reasonable doubt" before they can be recognised. US GAAP, SFAS 109 Accounting for Income Taxes) is not materially different from Australian GAAP except in relation to the criteria for recognition of future income tax benefits. SFAS109 adopts a lower level of probability, namely a "more likely than not" threshold. Application of SFAS 109 does not materially impact the Group and no adjustment is required.

        Australian GAAP allows offsetting of future income tax benefits and deferred tax liabilities, to the extent that they are expected to reverse within the same financial year. US GAAP does not allow this offset. The gross deferred tax asset and liability under Australian GAAP before valuation allowance and netting is $1,235 million and $350 million, respectively (2002 $855 million and $206 million, respectively).

	2003 $m	2002 $m
Total deferred tax assets	1,131	729
Total valuation allowances recognised for deferred tax assets(1)	(112)	(142)

Deferred tax assets (future income tax benefits as per note 17)	1,019	587
Total deferred tax liabilities (refer note 21)	(246)	(80)

Net deferred tax assets	773	507

Net decrease/(increase) in the total valuation allowance during the year	30	(64)

(1)
This item comprises potential future tax benefits not brought to account under Australian GAAP because realisation is uncertain (refer note 17).

(v)   Wealth management

Embedded value

        Following the restructure of the wealth management business on 30 September 2002, the Group no longer recognises the excess of the net market value of a controlled entity of the life company over the amount of the controlled entity's net assets in the consolidated financial statements. As such on 30 September 2002, the accumulated excess of net market value over recognised net assets was reversed.

        Under US GAAP the excess of the net market value over the amount of the controlled entity's net assets is not recognised. As such from 1 October 2002 a US GAAP reconciliation adjustment for embedded value no longer arises.

Deferred acquisition costs

        Under Australian GAAP, both fixed and variable acquisition costs related to the writing of new business can be deferred and recognised over the estimated life of the policy. The Group adopted this policy with effect from 1 October 2001. Prior to this date, acquisition costs associated with the Group's life insurance and funds management activities were expensed as incurred.

        Under US GAAP only direct variable acquisition costs are deferred and recognised over the estimated life of the product. In general the amounts deferred under Australian GAAP will be higher than those deferred under US GAAP.

Investments

        Under Australian GAAP, investments included in the statutory life funds are reflected at market value with the corresponding gain or loss arising from changes in market value recognised in income.

        Under US GAAP, these investments would be classified as available-for-sale and the unrealised gain or loss reflected as a separate component of equity. Therefore the US GAAP reconciliation reflects the reclassification of the unrealised gain or loss on these investments from income to a separate component of equity.

(vi)  Investment securities

        Under Australian GAAP, the Group's investment securities are initially recorded at cost, and subsequently at cost adjusted for amortisation of any premium or discount and any recoverable amount write-down. Subject to the constraints of prudential and regulatory requirements, the Group's investments would be generally classified as available-for-sale securities as defined by US GAAP (SFAS 115 Accounting for Certain Investments in Debt and Equity Securities). SFAS 115 requires that these securities be reported at fair value, with unrealised gains and losses (net of tax) included in comprehensive income and reported as a separate component of equity, unless an unrealised loss is considered to be an other than temporary diminution in value.

        For Australian GAAP purposes in the year ended 30 September 2002, a write-down of $149 million has been taken against the carrying value of certain high-yield investment securities. For US GAAP purposes this write-down was taken in the year ended 30 September 2001.

(vii) Dividends

        Under Australian GAAP, on 1 October 2002, the Group changed its policy for providing for dividends as a result of the introduction of AASB 1044 Provisions, Contingent Liabilities and Contingent Assets. From this date, a provision for dividends can only be recognised if the dividend has been declared, determined or publicly recommended prior to the end of the financial year. Prior to this date, dividends proposed after the end of each financial year were recorded in the year to which they relate.

        Under US GAAP, dividends are recorded in the financial year in which they are declared. Thus Australian GAAP is consistent with US GAAP from 1 October 2002 and no reconciling adjustment arises.

(viii) Employee share option remuneration

        Under Australian GAAP, the Group has not recognised a cost for options and performance share rights granted to employees under any of its share plans in the statement of financial performance.

        Under US GAAP, in accordance with APB 25 Accounting for Stock Compensation, a compensation expense has been recognised for the Group's variable stock option plans. This includes the General Management Stock Option Plan (GMSOP) and Chief Executive Share Option Agreement. In addition, effective from 1 October 2001, the Group has adopted the fair value method of accounting under SFAS 123 Accounting for Stock-Based Compensation, as amended by SFAS 148 Accounting for Stock-Based Compensation—Transition and Disclosure. The fair value of options (including performance share rights) issued during the year is recognised in the statement of financial performance over their vesting period, generally three years. As SFAS 123 does not require a compensation expense to be recognised for options granted before the initial adoption of this standard, the charge to the statement of financial performance in 2003 and 2002 does not include a component of amortisation of share option expense relating to options granted prior to 1 October 2001. The effect on net income according to US GAAP and ordinary share earnings as if the fair value method had been applied to all outstanding and unvested grants is presented below:

	2003 $m	2002 $m	2001 $m
Net income according to US GAAP—as reported	1,984	2,579	1,769
Add employee share option compensation included in reported net income	42	17	7
Deduct total share option compensation determined under the fair value method	(33)	(31)	(30)

Proforma net income according to US GAAP	1,993	2,565	1,746

Ordinary share earnings (cents)
Basic net income per share—as reported	108.8	142.3	98.2
Basic net income per share—proforma	109.3	141.6	96.9
Fully diluted net income per share—as reported	108.4	141.5	97.6
Fully diluted net income per share—proforma	108.9	140.8	96.4

(ix)  Equity instruments—TOPrS and TPS

        Under Australian GAAP, the TOPrS and TPS are considered effectively as equity in Westpac, and as such are classified as other equity interests. Under US GAAP the TOPrS and TPS would be classified as minority interest in the balance sheet and the distributions would be included as a reduction in the net income attributable to Westpac equity holders.

(x)   Debt instruments—FIRsTS

        Under Australian GAAP, the FIRsTS are consider effectively as equity in Westpac, and as such are classified as other equity interests. Under US GAAP the FIRsTS would be considered debt in the statement of financial position and the distributions would be included as interest expense.

(xi)  General provision for bad and doubtful debts

        Under Australian GAAP, the Group maintains a general provision for bad and doubtful debts which is treated as a deduction from loans. Included within this provision as at 30 September 2003 was an amount of $219 million (2002 $207 million) in respect of off-balance sheet credit related commitments. Under US GAAP this component of the provision would be included in other liabilities.

(xii) Capitalised expenses

        Under Australian GAAP, effective 1 October 2001, the Group changed its accounting policy in relation to start-up costs incurred in relation to certain outsourcing arrangements from a policy of capitalisation and amortisation to one of expensing such costs to the profit and loss as incurred. As such the Group wrote-off the carrying value of previously capitalised start-up costs resulting in a charge of $44 million to the statement of financial performance.

        Under US GAAP, effective 1 October 1999, the Group applied the requirements of the Statement of Position (SOP) 98-5 Start-up Costs expensing these costs as incurred. As such the Group wrote-off the carrying value of previously capitalised start-up costs at this date. Due to the change in accounting policy for Australian GAAP noted above, the application of SOP 98-5 no longer gives rise to a US GAAP reconciliation adjustment.

(xiii) Other non-financial assets

        Under Australian GAAP, the gain on sale of certain other non-financial assets has been recognised as income. Under US GAAP, the sale of these non-financial assets have been been accounted for in a manner consistent with the principles of a sale and leaseback transaction as prescribed by SFAS 13 Accounting for Leases.

(xiv) Capitalised software development costs

        Under Australian GAAP, the Group capitalises certain indirect costs incurred in developing computer software. Under US GAAP these costs are expensed as incurred.

(xv) Accounting for derivative instruments and hedging activities

        The requirements of SFAS 133 Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities requires all derivative instruments to be recognised as either assets or liabilities on the statement of financial position, measured at their fair values. The statement permits special hedge accounting for fair value, cash flow and foreign currency hedges providing specific criteria are met. Certain aspects of the required hedge criteria do not allow portfolio hedging. The estimated cost of changing our risk management systems and practices to meet the specific hedge criteria was judged prohibitive.

        For US GAAP purposes, most of the derivatives that are hedges under Australian GAAP do not qualify for hedge accounting under the provisions of SFAS 133 and are accounted for at fair value in accordance with SFAS 133. In addition, on initial adoption of SFAS 133 in 2001, an opening cumulative charge of $57 million after tax was made to net income, as the derivatives designated as hedges at this date did not qualify for hedge accounting under US GAAP either and therefore no transition adjustment was recognised in respect of hedged items.

(xvi) Gain on sale of AGC

        Following the sale of AGC, the gain recognised on sale differs between Australian GAAP and US GAAP as a result of previously recognised US GAAP differences.

(xvii) Provision for restructuring

        Under Australian GAAP, the provision for restructuring costs as at 30 September 2002 of $95 million included $67 million of provisions relating to the pending acquisition of BT Financial Group. As this transaction was not consummated as at the balance sheet date of 30 September 2002, when the provision was raised for Australian GAAP purposes, under US GAAP this provision cannot be recognised. Under US GAAP these provisions were recognised in the year ended 30 September 2003 when the purchase of BT Financial Group was completed.

	2003 $m	2002 $m	2001 $m
Statement of changes in US GAAP equity attributable to equity holders'
Balance at beginning of year	10,590	9,408	8,733
Increase/(decrease) in share capital	469	(10)	165
Premium on shares issued	—	340	336
Premium on shares bought back	—	(372)	(697)
Currency translation adjustments (net of hedging gains/losses)	(156)	(76)	74
Net income	1,984	2,579	1,769
Dividends provided for or paid	(1,345)	(1,266)	(1,106)
US GAAP adjustments for:
Employee share option compensation	42	17	7
Final dividend proposed for the current year	—	651	577
Final dividend proposed for the prior year	—	(577)	(512)
Available-for-sale securities	190	(104)	62

Balance at year end	11,774	10,590	9,408

Capital adequacy

        As at 30 September 2003, the Group's Tier 1 and total capital ratios were 7.2% and 10.5% respectively (2002 6.5% and 9.6% respectively) compared to the Australian Prudential Regulation Authority's (APRA) minimum requirements of 4% and 8%.

        Differences between the Australian and US definitions of Tier 1 and Tier 2 capital which would have a significant effect on the Group are:

  i.
  Under APRA's guidelines retained earnings, reserves and goodwill in life and general insurance, funds management and securitisation entities are deducted from Tier 1 capital. The remaining capital invested in such entities is deducted from the total capital. Under US guidelines 50% of the aggregate amount of investments in subsidiaries that are not consolidated for accounting or regulatory reporting purposes is deducted from Tier 1 capital. The remaining 50% is deducted from Tier 2 capital.

  ii.
  Under APRA's guidelines the general provision for bad and doubtful debts, net of associated future income tax benefits, qualifies as Tier 2 capital. Under US guidelines, the associated future income tax benefit is not deducted from the general provision but, subject to exemption in (iii) below, is a direct deduction from Tier 1 capital to the extent that the future income tax benefit exceeds off-setting deferred tax liabilities; and

  iii.
  The US guidelines allow net future income tax benefits reversing within one year to be included in Tier 1 capital up to a bank's projected annual income or 10% of core capital, whichever is less.

        Certain differences between Australian GAAP and US GAAP, detailed above, also give rise to differences between Tier 1 capital calculated in accordance with Australian guidelines and Tier 1 capital calculated in accordance with US guidelines.

        After adjusting for the above items and differences between Australian GAAP and US GAAP, the Group's Tier 1 and total capital ratios, as at 30 September 2003, in accordance with US guidelines, was 6.6% and 10.4% respectively (2002 6.5% and 10.0% respectively). The Group's leverage ratio for US GAAP purposes is 4.6% (2002 4.5%).

Superannuation (pension) expense

        For the purpose of calculating net income in accordance with US GAAP, the Group has adopted SFAS 87 Employers' Accounting for Pensions in respect of the Group's principal pension plan for employees of Westpac in Australia. Effective from 31 May 2002, the AGC business, including the AGC pension plan, was sold. Other pension plans operated by the Group are not material.

        In accordance with SFAS 87, the amount by which assets of the pension plan exceed the actuarial present value of projected benefit obligations is being applied as a reduction of net pension cost over fifteen years.

        The reconciliation of net income calculated in accordance with Australian GAAP to net income calculated in accordance with US GAAP for the years ended 30 September 2003, 2002 and 2001 included net superannuation (pension) credit adjustments after tax of $45 million, $191 million and $30 million respectively. During the year ended 30 September 2002, for Australian GAAP purposes, the Group changed its accounting policy in respect of superannuation to adopt the principles of IAS 19 Employee Benefits. Upon adoption of IAS 19, the carrying value of the prepaid pension asset has been written-down by $221 million. Included within the net superannuation (pension) credit adjustment for the year ended 30 September 2001, are amounts in respect of the AGC superannuation plan.

	Consolidated
	2003 $m	2002 $m	2001 $m
The superannuation (pension) expense adjustments comprised:
Elimination of superannuation expense for Australian accounting purposes	87	245	15
Income tax applicable	(26)	(74)	(4)

	61	171	11

Recognition of a pension benefit calculated in accordance with US GAAP	(23)	29	27
Income tax applicable	7	(9)	(8)

	(16)	20	19

Net adjustment	45	191	30

The pension benefit calculated in accordance with US GAAP as at 30 June comprises:
Service cost	(52)	(61)	(80)
Interest cost	(82)	(81)	(101)
Return on assets	122	148	174
Net amortisation and deferral	41	73	74

Net periodic pension benefit	29	79	67
Contributions to the accumulation plan	(52)	(50)	(40)

Net Group periodic pension benefit	(23)	29	27

The following table presents the funded status of the Group's principle pension plans as at 30 June
Change in benefit obligation
Benefit obligation at beginning of year	1,281	1,469	1,551
Net service cost	52	68	80
Member contributions	7	10	12
Interest cost	82	87	101
Actuarial gains/(losses)	8	(24)	59
Benefits and expenses paid	(120)	(217)	(334)
Divestitures	—	(112)	—

Benefit obligation at year end	1,310	1,281	1,469

Change in fair value of assets
Fair value of assets at beginning of year	1,666	2,184	2,405
Actual return on assets	(44)	(88)	141
Total contributions	7	10	12
Benefits and expenses paid	(120)	(217)	(334)
Contributions to the accumulation plan	(52)	(50)	(40)
Divestitures	—	(173)	—

Fair value of assets at year end(1)	1,457	1,666	2,184

Funded status at measurement date(2)	147	385	715
Assets not recognised:
Transitional obligation assets	(79)	(159)	(261)
Unrecognised net loss	576	437	236
Unrecognised prior year service costs	7	11	16

Prepayment of pension costs	651	674	706

(1)
Plan assets are invested primarily in fixed interest securities, listed Australian and overseas stocks and real estate. Included in the plan assets at 30 June 2003 are deposits with Westpac Banking Corporation totalling $5.0 million (2002 $9.8 million, 2001 $9.6 million) and 2.6 million Westpac Banking Corporation ordinary shares (2002 2.2 million, 2001 2.2 million) having a total market value at that date of $42.9 million (2002 $36 million, 2001 $32 million).

(2)
On 31 May 2002, the Group sold AGC to GE Capital. As a result, the Group no longer has superannuation obligations in relation to the AGC superannuation fund.

        Assumptions used in determining the projected benefit obligation as at 30 June 2003, 2002 and 2001 and in determining the pension benefit for the financial year ended on those dates included the following:

	2003	2002	2001
Pension benefit:
Assumed rate of return on plan assets	6.8%	7.5%	7.5%
Projected benefit obligation:
Average increase in future compensation levels(1)	3.0%	3.5%	3.5%
Discount rate	5.7%	6.5%	6.0%

(1)
Plus promotional scales equivalent to approximately 1%

        The Group has no material obligations in respect of post-retirement employee benefits other than pensions.

	Consolidated
	2003 $m	2002 $m	2001 $m	2000 $m	1999 $m
Computation of ordinary share earnings
Australian GAAP
Net income after deducting TOPrS and FIRsTS distributions	2,108	2,144	1,852	1,672	1,448
Average number of fully paid shares on issue (millions)	1,824	1,812	1,801	1,883	1,881
Net income per share (cents)	115.6	118.3	102.8	88.8	77.0
Other equity instruments distribution	75	48	51	43	8
US GAAP
Average issued fully paid $1 shares	1,824	1,812	1,801	1,883	1,881
Average options	7	10	11	23	11

Average shares and share equivalents	1,831	1,822	1,812	1,906	1,892

Net income	1,984	2,579	1,769	1,527	1,409
Basic net income per share (cents)	108.8	142.3	98.2	81.1	74.9
Fully diluted net income per share (cents)	108.4	141.5	97.6	80.1	74.5
Earnings per ADS (five times earnings per share in cents)	544	712	491	405	374

Variable interest entities (VIE)

        Westpac arranges financing for certain customer transactions through a commercial paper conduit that provides customers with access to the commercial paper market. As at 30 September 2003, Westpac administered one significant off-balance sheet conduit, that was created prior to 1 February 2003, with commercial paper outstanding of $3.7 billion. Westpac provides a letter of credit facility as credit support to the commercial paper issued by the conduit. This facility is a variable interest in the conduit that Westpac administers and represents a maximum exposure to loss of $370 million as at 30 September 2003. Westpac is still considering the impact of FIN 46 on this structure and other VIEs, however it is reasonably possible that based on current form of the variable interest that is held in this conduit, Westpac would consolidate the VIE for the reporting period ending 31 March 2004.

Recent Accounting Pronouncements

        In November 2002 the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 45 Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which requires a company to record as a liability the fair value of certain guarantees initiated by the company. The offsetting entry is dependent on the nature of the guarantee, with an asset generally being recorded, such as the consideration received for providing a standby letter of credit or prepaid rent for a residual value guarantee in an operating lease. The liability recorded will typically be reduced by a credit to the results of operations as the guarantee lapses, which generally will occur on a systematic basis over the term of the guarantee or at settlement of the guarantee. The initial measurement and recognition provisions of FIN 45 are effective for applicable guarantees written or modified after 31 December 2002 with the disclosure requirements applicable to Westpac for the year ended 30 September 2003. Westpac have provided the disclosures required by FIN 45 in note 34 to the financial statements for all applicable guarantees in effect at 30 September 2003.

        The adoption of the recognition provisions of FIN 45 will result in the recording of liabilities associated with certain guarantees that Westpac provides. The impact of the initial measurement and recognition provisions of FIN 45 is dependent on the number and size of applicable future guarantees that Westpac provides however, Westpac does not anticipate that the impact will have a material effect on the consolidated statement of financial position or results of operations.

        In January 2003, the FASB issued FIN 46 Consolidation of Variable Interest Entities, which is applicable to all variable interest entities (VIEs) in existence at 30 September 2003 if they were created after 31 January 2003 and is applicable to all VIEs created prior to 1 February 2003 for the reporting period beginning 1 October 2003. FIN 46 clarifies the application of Accounting Research Bulletin No. 51 Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. These types of entities are referred to as VIEs.

        In December 2002, the FASB issued SFAS 148 Accounting for Stock-Based Compensation—Transition and Disclosure, which amended SFAS 123 Accounting for Stock-Based Compensation. SFAS 148 is effective for years ending after 15 December 2002 and provides three methods for transition to the fair value method of accounting for stock options for those companies that elect the fair value method under SFAS 123. Westpac is not impacted by SFAS 148 given that the Group had previously adopted the fair value method of accounting under SFAS 123.

        SFAS 149 Amendments to SFAS 133 Derivative Instruments and Hedging Activities was issued in April 2003 and is applicable for contracts entered into or modified after 30 June 2003. The requirements of SFAS 133, as amended by SFAS 149 requires all derivative instruments to be recognised as either assets or liabilities on the balance sheet, measured at fair values. The statement permits special hedge accounting for fair value, cash flow and foreign currency hedges providing specific criteria are met. Certain aspects of the required hedge criteria do not allow portfolio hedging. The estimated cost of changing Westpac's risk management systems and practices to meet the specific hedge criteria was judged prohibitive. For US GAAP purposes, most of the derivatives that are hedges under Australian GAAP do not qualify for hedge accounting under the provisions of SFAS 133 and are accounted for at fair value in accordance with SFAS 133.

        In May 2003, the FASB issued SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 clarifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is applicable for all financial instruments entered into or modified after 31 May 2003 and is otherwise applicable for Westpac's half year ended 31 March 2004. The application of SFAS 150 is represented in the accounting treatment of the Group's equity instruments in the US GAAP reconciliation.

DIRECTORS' DECLARATION

        In accordance with a resolution of the Directors of Westpac Banking Corporation (Westpac), the Directors declare that:

  (a)
  the financial statements of Westpac and consolidated financial statements of Westpac Banking Corporation (the Group) and the notes to those financial statements:

  (i)
  comply with and are in accordance with Accounting Standards, the Corporations Act 2001, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

  (ii)
  give a true and fair view of Westpac and the Group's financial position as at 30 September 2003 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date.

  (b)
  at the date of this declaration there are, in the Directors' opinion, reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

Dated at Sydney this 30th day of October 2003.

For and on behalf of the Board.

/s/ L.A. Davis L.A. Davis Chairman	/s/ D.R. Morgan D.R. Morgan Managing Director and Chief Executive Officer

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF WESTPAC BANKING CORPORATION

Audit opinion

        In our opinion, the financial report of Westpac Banking Corporation:

  •
  gives a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Westpac Banking Corporation and the Westpac Banking Corporation Group (defined below) as at 30 September 2003, and of their performance for the year ended on that date, and

  •
  is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

        This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors' responsibility

        The financial report comprises the statements of financial position, statements of financial performance, statements of changes in equity and statements of cash flows, accompanying notes to the financial statements, and the directors' declaration for both Westpac Banking Corporation (Westpac) and the Westpac Banking Corporation Group (the Group), for the year ended 30 September 2003. The Group comprises both Westpac and the entities it controlled during that year.

        The directors of Westpac are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

        We conducted an independent audit in order to express an opinion to the members of Westpac. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

        We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of Westpac and the Group's financial position, and of their performance as represented by the results of their operations and cash flows.

        We formed our audit opinion on the basis of these procedures, which included:

  •
  examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and

  •
  assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

        When this audit report is included in an Annual Report, our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

        While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

        Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

        In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

/s/ D.H. ARMSTRONG D.H. Armstrong Partner	Sydney, Australia 30 October 2003

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and the members of Westpac Banking Corporation

        In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of financial performance, statements of cash flows and statements of changes in equity present fairly, in all material respects, the financial position of Westpac Banking Corporation and its controlled entities ("the Group") as of 30 September 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2003, in conformity with the Corporations Act 2001, Accounting Standards, other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001. These financial statements are the responsibility of Westpac Banking Corporation's Directors; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Australia and the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in note 1 (h)vii, with effect from 1 October 2002, the Group changed the timing of recognition of provisions for dividends in accordance with AASB 1044. In addition, the Group has changed its accounting policy with respect to Directors and executives' remuneration which now includes the value of share options, performance options, performance share rights and stock appreciation rights in accordance with ASIC guidelines. As discussed in note 1 (h)viii the Group changed the method of accounting for acquisition costs associated with its life insurance and funds management activities, superannuation and capitalised expenses incurred in relation to outsourcing of technology operations and mortgage processing activities as at of 1 October 2001.

        Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of consolidated net profit expressed in Australian Dollars for each of the three years in the period ended 30 September 2003 and the determination of consolidated equity and consolidated financial position also expressed in Australian dollars as at 30 September 2003 and 2002 to the extent summarised in note 45 to the consolidated financial statements.

/s/ PRICEWATERHOUSECOOPERS PricewaterhouseCoopers Sydney, Australia 30 October 2003

Shareholding information

Top twenty ordinary shareholders at 30 September 2003

	Number of Fully Paid Ordinary Shares	% held
J P Morgan Nominees Australia Limited	301,773,589	16.89
Westpac Custodian Nominees Limited	215,008,244	12.03
National Nominees Limited	206,327,184	11.54
Citicorp Nominees Pty Limited	114,217,568	6.39
RBC Global Services Australia Nominees Pty Limited	77,617,171	4.34
ANZ Nominees Limited	43,961,840	2.46
Queensland Investment Corporation	33,281,256	1.86
AMP Life Limited	28,221,567	1.58
Cogent Nominees Pty Limited	25,132,399	1.41
Commonwealth Custodial Services Limited	14,122,286	0.79
HSBC Custody Nominees (Australia) Limited	13,148,566	0.74
Australian Foundation Investment Company Limited	10,961,616	0.61
Permanent Trustee Australia Limited	8,806,843	0.49
Government Superannuation Office	8,370,828	0.47
NRMA Nominees Pty Limited	6,918,986	0.39
Bond Street Custodians Limited	6,246,830	0.35
PSS Board	5,825,707	0.33
Victorian Workcover Authority	5,487,150	0.31
CSS Board	5,402,755	0.30
Zurich Investment Management Limited	5,180,898	0.29

	1,136,013,283	63.57

        The top twenty shareholders hold 63.57% of total fully paid ordinary shares issued.

Substantial Shareholders as at 30 September 2003

        There are no shareholders appearing in the Register of Substantial Shareholders as at 30 September 2003.

Control of Registrant

        We are not directly or indirectly owned or controlled by any other corporation(s) or by any foreign government.

        Refer to the Exchange controls and other limitations affecting security holders—Foreign Acquisitions and Takeovers Act 1975 and Financial Sector (Shareholdings) Act 1998 which impose limits on equity holdings.

        Our largest direct shareholders are nominees who hold the beneficial interests of several other persons. At 30 September 2003 to our knowledge, no person owned beneficially, directly or indirectly, more than 5% of our outstanding ordinary shares. At 30 September 2003, our directors and executive officers owned beneficially, directly or indirectly, an aggregate of 2,002,142 (0.11%) of the fully paid ordinary shares outstanding.

Analysis of shareholdings as at 30 September 2003

By class

	Ordinary Shareholdings Fully Paid	%	No. of Ordinary Shares (‘000)%		Options and Rights to Subscribe for Ordinary Shares(1)
1 - 1,000	112,500	52.92	49,650	2.78	3
1,001 - 5,000	76,805	36.13	174,515	9.77	225
5,001 - 10,000	13,681	6.44	97,281	5.44	272
10,001 - 100,000	9,189	4.32	199,624	11.17	514
100,001 and over	412	0.19	1,265,899	70.84	69

Totals	212,587	100.00	1,786,969	100.00	1,083

Percentage of total securities held by Top 20 holders in each class				63.57	53.23

Holdings less than a marketable parcel	4,885

(1)
Issued under Senior Officers' Share Purchase Scheme, General Management Share Option Plan, Chief Executive Share Option Agreements and Westpac Performance Plan.

By domicile

	Number of Holdings(1)	% of Holdings	Number of Issued Shares and options (‘000s)	% of Issued Shares and Options
Australia	203,299	95.15	1,801,662	98.43
New Zealand	7,130	3.34	15,892	0.87
United Kingdom	1,638	0.77	5,531	0.3
United States	340	0.16	1,340	0.07
Singapore	224	0.1	1,985	0.11
Other Overseas	1,039	0.48	4,048	0.22

Totals	213,670	100.00	1,830,458	100.00

(1)
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

        On 5 November 2001 the Commonwealth Bank Group became a substantial shareholder holding 87,807,078 shares (5.01%). They ceased to be a substantial shareholder on 13 December 2002.

Top twenty New Zealand Class shareholders at 30 September 2003

	Number of Fully Paid NZ Class Shares	% held
New Zealand Central Securities Depository Limited	9,877,965	18.40
ABN Amro Nominees NZ Limited	1,016,212	1.89
Custodial Services Limited	505,146	0.94
Forbar Custodians Limited	439,185	0.82
Galt Nominees Limited	372,163	0.69
Motorua Properties Limited	291,600	0.54
Amalgamated Dairies Limited	224,100	0.41
Avalon Investment Trust Limited	222,500	0.41
First NZ Capital Custodians Limited	217,611	0.41
Challenge Investment Compnay Limited	209,400	0.39
Leveraged Equities Custodians Limited	196,406	0.37
Paradise Finance Limited	188,000	0.35
Investment Custodial Services Limited	175,333	0.33
Surrey Charles Innes Kent	171,937	0.32
Ace Finance Limited	131,000	0.24
Auckland Medical Research Foundation	129,060	0.24
ASB Nominees Limited	122,000	0.23
First NZ Capital Scrip Limited	108,785	0.20
Dublin Nominees Limited	100,000	0.19
Custodial Nominees Limited	89,684	0.17

	14,788,087	27.54

        The top twenty shareholders hold 27.54% of total New Zealand Class shares issued.

Analysis of New Zealand Class shareholdings as at 30 September 2003

By class

	NZ Class Shareholdings Fully Paid	%	No. of NZ Class Shares (‘000)%
1 - 1,000	23,643	74.58	10,013	18.65
1,001 - 5,000	6,857	21.63	15,575	29.01
5,001 - 10,000	802	2.53	5,925	11.04
10,001 - 100,000	366	1.15	8,045	14.98
100,001 and over	35	0.11	14,137	26.32

Totals	31,703	100.00	53,695	100.00

Holdings less than a marketable parcel	819

By domicile

	Number of Holdings	% of Holdings	Number of Issued Shares (‘000)	% of Issued Shares
New Zealand	31,326	98.81	53,331	99.34
Australia	210	0.67	196	0.36
United Kingdom	55	0.17	43	0.08
United States	22	0.07	20	0.03
Hong Kong	12	0.04	24	0.04
Other Overseas	78	0.24	81	0.15

Totals	31,703	100.00	53,695	100.00

Market price information

        The principal listing of our ordinary shares is on the Australian Stock Exchange Limited. American Depositary Shares, each representing five ordinary shares, are listed on the New York Stock Exchange. The ordinary shares are also listed on the Tokyo Stock Exchange and the New Zealand Exchange Limited.

        The tables below set forth, for the calendar periods indicated, the reported high and low market quotations for our ordinary shares on the Australian Stock Exchange Limited based on its daily official list and for our New Zealand Class shares(1), which are listed on the New Zealand Exchange Limited.

	Per ordinary share in A$(2)		Per NZ Class share in NZ$(3)
Financial year ending
	High	Low	High		Low
September 2003	17.14	12.83	18.05		13.60
September 2002	17.01	13.11	19.10		14.20
September 2001	14.55	11.87	16.50		10.00	(2)
September 2000	12.97	9.16	10.35	(4)	6.80	(2)
September 1999	12.06	8.36	n/a		n/a
	Per ordinary share in A$		Per NZ Class share in NZ$
Quarter ending
	High	Low	High	Low
2003
March	15.32	12.83	15.45	13.60
June	16.85	15.05	18.00	15.60
September	17.14	15.35	18.05	16.25
2002
March	17.01	14.93	19.10	17.10
June	16.82	15.07	18.85	17.25
September	16.47	13.85	17.75	15.50
December	14.67	13.00	15.71	13.91
2001
March	14.38	12.22	15.45	13.20
June	14.55	12.52	16.50	13.85
September	14.55	11.87	16.40	13.10
December	16.59	13.11	18.49	14.20
	Per ordinary share in A$		Per NZ Class share in NZ$
Month ending - 2003
	High	Low	High	Low
September	16.53	15.35	17.50	16.25
August	17.14	15.60	17.85	16.85
July	16.69	15.39	18.05	16.85
June	16.85	16.04	18.00	17.59
May	16.52	15.25	17.60	16.30
April	16.23	15.05	16.70	15.60

(1)
Our New Zealand Class shares were first issued by a subsidiary, Westpac (NZ) Investments Limited (formerly WestpacTrust Investments Limited), on 12 October 1999.

(2)
A$ market price information is intraday high and low trading prices.

(3)
NZ$ market price information is close of trading high and low prices.

(4)
Our New Zealand Class shares were partly paid until 20 December 2000 when the final instalment of $4.75 was due.

        The tables below set forth for the calender periods indicated, the reported high and low sales prices for our American Depositary Shares on the New York Stock Exchange.

	Per American Depositary Share in US$
Financial year ending
	High	Low
September 2003	56.80	35.60
September 2002	48.00	32.50
September 2001	39.10	29.36
September 2000	36.88	30.06
September 1999	33.56	29.81
	Per American Depositary Share in US$
Quarter ending
	High	Low
2003
March	45.50	38.50
June	56.30	45.50
September	56.80	50.50
2002
March	43.13	38.70
June	48.00	40.20
September	45.60	37.97
December
2001
March	39.10	30.41
June	37.60	30.70
September	38.45	29.36
December	42.55	32.50
	Per American Depositary Share in US$
Month ending - 2003
	High	Low
September	56.00	50.70
August	55.50	50.80
July	56.80	50.50
June	56.30	52.80
May	54.40	49.30
April	50.50	45.50

        JPMorgan Chase Bank of New York acts as depositary for our American Depositary Shares.

        At 30 September 2003, there were 212,587 record holders, compared to 199,904 in 2002 and 191,479 in 2001. Record holders with registered addresses in Australia held approximately 98% of our fully paid ordinary share capital at 30 September 2003, 2002 and 2001 respectively.

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

  (i)
  withholding taxes (refer to section "Taxation") in relation to remittances of dividends (to the extent they are unfranked) and interest payments;

  (ii)
  a restriction on buying, borrowing, selling, lending or exchanging foreign currency where the transaction relates to property, securities or funds:

  (a)
  in Australia belonging either directly or indirectly to, or other payments to, the former Iraqi regime;

  (b)
  owned or controlled directly or indirectly by, or otherwise relating to payments that are greater than $100,000 by or on behalf of:

  •
  the Embassy of the Federal Republic of Yugoslavia;

  •
  the Consulate-General of the Federal Republic of Yugoslavia; and

  •
  Narodna Banka Jugoslavije.

  (c)
  owned or controlled by, or otherwise relating to payments, directly or indirectly, to or for the benefit of:

  •
  certain persons including supporters of the former Milosevic regime; and

  •
  ministers and senior officials of the Government of Zimbabwe.

  (iii)
  a prohibition on:

  (a)
  using or dealing with an asset owned or controlled directly or indirectly by a person or entity mentioned in paragraph 1(c) of United Nations Security Council Resolution 1373(2001), or allowing or facilitating the use of or dealing with such an asset; and

  (b)
  making an asset available to a person or entity mentioned in paragraph 1(c) of United Nations Security Council Resolution 1373(2001).

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

Corporations Act 2001

        The Australian Corporations Act 2001 (the Act) prohibits any person (including a corporation) from acquiring a relevant interest in our voting shares if, after the acquisition, that person or any other person would be entitled to exercise more than 20% of the voting power in us. The prohibition is subject to certain limited exceptions, which must strictly be complied with to be applicable. In addition, under the Act, any person who begins to have, or ceases to have, a substantial holding in us, or if any person already has a substantial holding and there is a movement of at least 1% in their holding, is required to give a notice to us and to the Australian Stock Exchange Limited providing certain prescribed information, including their name and address and details of their relevant interests in our voting shares. Such notice must, generally, be provided within two business days.

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

The American Depositary Receipts agreement

        Pursuant to the Deposit Agreement among JPMorgan Chase Bank of New York as depositary, and us, and the record holders from time to time of all American Depositary Receipts issued thereunder, record holders of American Depositary Receipts must comply with our requests for information as to the capacity in whichsuch holders own American Depositary Receipts and related ordinary shares as well as to the identity of any other person interested in such American DepositaryReceipts and related ordinary shares and the nature of such interest. In addition, the Deposit Agreement applies all of the provisions of our Constitution to American Depositary Receipts holders.

Enforceability of foreign judgements in Australia

        We are an Australian public corporation having limited liability. All of our Directors and executive officers, reside outside the United States (US). Substantially all or a substantial portion of the assets of those persons are located outside the US. As a result, it may not be possible for investors to effect service of process within the US upon such persons or to enforce against them judgements obtained in US courts predicated upon the civil liability provisions of the Federal securities laws of the US. We have been advised by our Australian counsel, Allens Arthur Robinson, that there is doubt as to the enforceability in Australia, or in actions for enforcement of judgements of US courts, of civil liabilities predicated upon the Federal securities laws of the US. We have expressly submitted to the jurisdiction of New York State and US Federal courts sitting in the City of New York for the purpose of any suit, action or proceedings arising out of the offering of securities in the US. We have appointed our legal counsel c/o Westpac Banking Corporation, 39th Floor, 575 Fifth Avenue, New York, New York 10017, USA as our agent upon whom process may be served in any such action.

Taxation

        The following discussion is a summary of certain Australian taxation implications of the ownership of ordinary equity (including American Depositary Shares). The statements concerning Australian taxation set out below are based on the laws in force at the date of the Annual Financial Report and the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and The Prevention of Fiscal Evasion with respect to Taxes on Income (the Tax Treaty), and are subject to any changes in Australian law and any change in the Tax Treaty occurring after that date.

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

        Fully franked dividends paid to non-resident shareholders are exempt from Australian dividend withholding tax. Dividends paid to a non-resident shareholder which are not fully franked are subject to dividend withholding tax at the rate of 30% (unless reduced by a double tax treaty) to the extent they are unfranked. In the case of residents of the US, the rate is reduced to 15% under the Tax Treaty, provided the shares are not effectively connected with a permanent establishment or a fixed base of a non resident in Australia through which the non resident carries on business in Australia or provides independent personal services. However this rate is reduced to 5% where the company has at least 10% or more voting interest in the company paying the dividend, and further reduced to 0% where a beneficially entitled company holds 80% or more of the voting power in the company paying the dividend and satisfies public listing requirements in the Limitations on Benefits Article. In the case of residents of the US that have a permanent establishment or fixed base in Australia and the shares in respect of which the dividends are paid are effectively connected with such a permanent establishment or fixed base, withholding tax at the rate of 30% will apply to the extent the dividends are not franked.

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

        Capital gains tax in Australia is payable on 50% of any capital gains (without adjustment for inflation indexation) on the disposal of assets acquired on or after 1 October 1999 and held for at least 12 months by individuals. For the assets acquired prior to 1 October 1999, individuals will be able to choose between the following alternatives:

  •
  taxed on any capital gain after allowing for indexation of the cost base where the shares have been held for at least 12 months (i.e. the difference between the disposal price and the original cost indexed for inflation over the period). Indexing does not apply where the shares are disposed of within 12 months of acquisition. Indexation of the cost base for calculating capital gains tax is frozen at 30 September 1999 for all taxpayers including non-residents; and

  •
  taxed on 50% of the actual capital gain (without adjustment for inflation indexation) where the shares have been held for at least 12 months.

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

United States taxation

        This section is based on the US Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed regulations and published rulings and court decisions, all as currently in effect, as well as the Tax Treaty. These laws are subject to change, possibly on a retroactive basis.

        For purposes of this discussion you are a US holder if you are a beneficial owner of shares and you are:

  •
  a citizen or resident of the United States,

  •
  a domestic corporation,

  •
  an estate whose income is subject to United States federal income tax regardless of its source, or

  •
  a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorised to control all substantial decision of the trust.

Taxation of dividends

        Under the United States federal income tax laws, if you are a US holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). If you are a non-corporate US holder, dividends paid to you in taxable years beginning after 31 December 2002 and before 1 January 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares generally will be qualified dividend income.

        You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a US holder will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is included in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income.

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

Taxation of capital gains

        If you are a US holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate US holder that is recognised on or after 6 May 2003 and before 1 January 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

Passive foreign investment company considerations

        We do not believe that we will be treated as a passive foreign investment company (PFIC) for United States federal income tax purposes, and this discussion so assumes, but that is a factual determination made annually and therefore, may be subject to change. If we were to be treated as a PFIC, a US holder of ordinary shares or ADSs would be subject to certain adverse tax consequences.

Management

Directors

        Our business is governed by a board of directors of no fewer than seven and no more than fifteen in total, exclusive of executive directors. At 30 September 2003, the directors were:

Name of director	Year appointed	Expiry of current term in office
Leon Davis (Chairman)(1)(2)(3)(4)(5)(6)	1999	2005
David Morgan (Managing Director)(5)(7)	1997	N/A
Barry Capp(2)(3)(4)	1993	2003
David Crawford(1)(3)	2002	2005
Sir Llewellyn Edwards(3)(4)(5)	1988	2005
Ted Evans(2)(3)	2001	2004
Carolyn Hewson(1)(2)	2003	2003
Helen Lynch(1)	1997	2003

(1)
Member of the Board Audit and Compliance Committee, which reviews our accounting and financial reporting practices, including the activities of internal and external auditors.

(2)
Member of the Board Credit and Market Risk Committee, which reviews and monitors our market risk limits and credit decisions, policies and control procedures, bad and doubtful debts performance and policies governing management of our credit portfolio. Above certain limits, credit decisions are also made by this committee.

(3)
Member of the Board Nominations Committee, which develops and reviews policies on director tenure, Non-executive director remuneration and retirement schemes, board composition, strategic function and size, eligibility criteria for election of directors, and board and board committee effectiveness.

(4)
Member of the Board Remuneration Committee, which reviews our personnel matters, including remuneration, merit recognition, recruiting policies, management development, training policies and succession planning.

(5)
Member of the Board Social Responsibility Committee, which sets standards for social and ethical practices, considers and endorses proposals designed to enhance and implement our objective of differentiation from our competitors, and monitors compliance with our published statements on our social responsibility.

(6)
Appointed as Chairman on 15 December 2000.

(7)
Appointed as Managing Director and Chief Executive Officer on 1 March 1999.

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

Changes in board of Directors

        Carolyn Hewson was appointed a Non-executive director, effective 6 February 2003.

        John Fairfax resigned as a Non-executive director, effective 1 September 2003.

Group Executives

        At 30 September 2003 our Group Executives were:

Name of Group Executive	Position	Year joined Group	Year appointed to position
David Morgan	Chief Executive Officer	1990	1999
Illana Atlas	Group Executive, People and Performance	2000	2002
Philip Chronican	Chief Financial Officer	1982	2001
David Clarke	Chief Executive Officer, BT Financial Group	2000	2002
Philip Coffey	Group Executive, Westpac Institutional Bank	1996	2002
Michael Coomer	Group Executive, Business and Technology Solutions and Services	2002	2002
Michael Pratt	Group Executive, Business and Consumer Banking	2002	2002
Ann Sherry	Group Executive, New Zealand and Pacific Banking	1994	2002

        There are no family relationships between or among any of our Directors or Group Executives.

David Morgan, BEc, MSc, PhD. Age 56

        David has extensive experience in the financial sector, having worked in the International Monetary Fund in Washington in the 1970s and the Federal Treasury in the 1980s where he headed all major areas before being appointed Senior Deputy Secretary. Since joining us in 1990, he has had responsibility for all major operating divisions including Westpac Financial Services, Retail Banking, Commercial Banking, Corporate and Institutional Banking and International Banking prior to being appointed CEO in March 1999.

Ilana Atlas, BJur, LLB, LLM. Age 49

        Ilana joined us in 2000 as Group Secretary and General Counsel. In October 2002 she was appointed to her present role and is accountable for people strategy and management. She was previously a partner of Mallesons Stephen Jaques, where she worked extensively as a corporate lawyer and in managerial roles including human resources and as managing partner.

Philip Chronican, B Com (Hons), MBA, FAIBF. Age 47

        Phil was appointed Chief Financial Officer (CFO) in February 2001 with responsibility for our finance, tax, treasury, risk management, legal, strategy, and investor relations functions. He was previously Deputy Chief Financial Officer and has held business group CFO roles in both retail and institutional banking. Phil has been with us in a variety of positions in Australia and in New Zealand since 1982.

David Clarke, LLB. Age 48

        Since joining us in July 2000, David has led both Banking and Financial Solutions and the Australian Business and Consumer Bank. In September 2002, he assumed responsibility for developing our expanded wealth management business. In November 2002, following the acquisition of Rothschild Australia Asset Management Limited and BT Financial Group, David was appointed the Chief Executive Officer of the new business. David was previously an Executive Director with the Lend Lease Group and CEO of MLC Limited.

Philip Coffey, BEc (Hons). Age 45

        Phil joined us in 1996 and since 2002 has led our global wholesale banking operations, with offices spanning Australia, New Zealand, USA, the UK and Asia. Previously with AIDC and Citicorp Global Asset Management, he has extensive experience in financial and capital markets. Phil began his career with the Reserve Bank of Australia and has had over ten years experience with Citibank in London and New Zealand.

Michael Coomer, C Eng, Grad Dip Digital Comms, AMP (Harvard), FAIBF, FAIM, ATS, MAICD. Age 50

        Michael joined us in January 2002 and is responsible for information technology, outsourcing governance, banking operations and back office functions and corporate governance (including fraud, anti-money laundering and security). Michael has almost 30 years of experience at the forefront of information technology, having had associations in the telecommunications, financial services, aerospace and defence industries, primarily in senior executive roles.

Michael Pratt, C Bkg, Grad Dip Org Beh, FAIBF, MAIM. Age 50

        Mike joined our executive team in April 2002 as Group Executive for New Zealand and Pacific Banking. In August 2002, he was appointed Group Executive, Business and Consumer Banking for Australia and is also CEO of Bank of Melbourne. Mike has had an extensive career in retail banking and was previously CEO, Australian Financial Services, National Australia Bank and CEO of Bank of New Zealand.

Ann Sherry, BA, Grad Dip IR, MAICD, FAIBF, FIPAA. Age 49

        After joining us in 1994. Ann headed Human Resources for our institutional and international bank and subsequently led a team driving the merger with the Bank of Melbourne, later becoming its CEO. Ann was appointed head of our Group Human Resources in 1999 and Group Executive in 2000. In October 2002, she was appointed CEO of Westpac (NZ) and Group Executive, New Zealand and Pacific Banking. Ann also has had extensive experience in government at a senior level.

Additional Information

Our Constitution

Overview

        We were incorporated in 1850 under the Bank of New South Wales Act, a special piece of legislation passed by the New South Wales Parliament at a time when there was no general companies' legislation in Australia. On 23 August 2002, for the first time in our history, we became registered under the Australian Corporations Act 2001 (the Act) as a public company limited by shares.

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

        All corporate entities in Australia have a unique, nine digit, identification number, which must be included on all public documents and negotiable instruments. Companies have what is known as an Australian Company Number (ACN) and other corporate entities have an Australian Registered Business Number (ARBN). In addition, since 1 July 2000, all businesses in Australian have (under the Australian tax system) been required to have what is known as an Australian Business Number (ABN), an eleven digit number the last nine digits of which are, for corporate entities, identical to their ACN or ARBN. The ABN may be quoted on public documents and negotiable instruments in lieu of the ACN or ARBN.

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

(c)
Article 10.2 of our constitution empowers our directors, as a Board, to exercise all the powers of our company to borrow or raise money, to change any property or business of our company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of our company or of any other person. Such powers may only be changed by amending the constitution, which requires a special resolution (i.e. a resolution passed by at least 75% of the votes cast by members entitled to vote on the resolution and notice of which has been given in accordance with the Act).

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

Share rights

        The rights attaching to our ordinary shares are set out in the Act and in our constitution, and may be summarised as follows:

(a)
Profits and dividends

        Holders of ordinary shares are entitled to receive such dividends on those shares as may be declared by our directors from time to time. Dividends that are paid, but not claimed may be invested by our Directors for the benefit of the company until required to be dealt with in accordance with any law relating to unclaimed monies.

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

        The following restrictions apply to our ability to declare and/or pay dividends:

  (i)
  if the payment of the dividend would breach or cause a breach by us of applicable capital adequacy or other supervisory requirements of the Australian Prudential Regulation Authority (APRA). Currently, one such requirement is that a dividend should not be paid without APRA's prior consent if payment of that dividend, after taking into account all other dividends (if any) paid on our shares during the then current financial year, would cause the aggregate of such dividend payments to exceed our consolidated net income for that year, as reflected in our audited consolidated financial statements; and

  (ii)
  if, under the Banking Act 1959, we are directed by APRA not to pay a dividend; and

  (iii)
  if the declaration or payment of the dividend would result in our becoming insolvent.

(b)
Voting rights

        Holders of our fully paid ordinary shares have, at general meetings (including special general meetings) one vote on a show of hands and, upon a poll, one vote for each fully paid share held by them, except for a limited number of enhanced voting shares (Enhanced Voting Shares) that were created in relation to New Zealand Class shares issued by one of our related corporate entities in New Zealand in October 1999.

        These New Zealand Class shares are, in a limited range of circumstances, convertible to our ordinary shares on a predetermined conversion basis (currently on a one for one basis (Conversion Ratio)). A feature of the New Zealand Class shares is the ability of the holders of those shares, if they choose to do so, to direct the holder of the Enhanced Voting Shares how to vote on any matter submitted to a poll at any of our general meetings.

        A special purpose independent company, which is the full legal and beneficial owner of 500 of our fully paid ordinary shares, being the Enhanced Voting Shares, has covenanted to exercise the additional voting rights ("Enhanced Voting Rights") attaching to those shares in accordance with, and to the extent (if any) of indications received from the holders of the New Zealand Class shares. The number of Enhanced Voting Rights will be equivalent, in aggregate, to the number of fully paid New Zealand Class shares on issue that are not owned at the relevant time by us or any of our controlled entities, adjusted by the Conversion Ratio if that ratio is other than on a one for one basis. As at 30 September 2003 there were 54 million (approximately) New Zealand Class shares on issue.

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

Convening general meetings

        Under our constitution, our directors may convene and arrange to hold a general meeting of our company whenever they think fit and must do so if required to do so under the Act. Under the Act, our directors must call and arrange to hold a general meeting of the company if requested to do so by our shareholders who hold at least 5% of the votes that may be cast at the special general meeting or 100 shareholders entitled to vote at the meeting. Shareholders who hold at least 5% of the votes that may be cast at a general meeting may also call and arrange to hold a general meeting of our company at their own expense.

        At least 28 days notice must be given of a meeting of our shareholders. Written notice must be given to all shareholders entitled to attend and vote at the meeting. All ordinary shareholders are entitled to attend and, subject to the constitution and the Act, to vote at general meetings of our company.

Limitations on securities ownership

        A number of limitations apply in relation to the ownership of our shares, and these are more fully described in the section of this Annual Financial Report "Limitations affecting security holders".

Change in control restrictions

        Restrictions apply under the Act, the Financial Sector (Shareholdings) Act 1998 and the Foreign Acquisitions and Takeovers Act 1975.

        For more detailed descriptions of these restrictions, refer to the sections on "Limitations affecting security holders", "Foreign Acquisitions and Takeovers Act 1975", "Financial Sector (Shareholdings) Act 1998", and "Corporations Act 2001".

Substantial shareholder disclosure

        There is no provision in our constitution that requires a shareholder to disclose the extent of their ownership of our shares.

        Under the Act, however, any person who begins or ceases to have a substantial holding in our shares must, within two business days, give us notice of that acquisition or disposal. A further notice must be given to us by a substantial shareholder within a similar period if at any time there is an increase or decrease of 1% in their holding. Copies of these notices must also be given to the Australian Stock Exchange Limited. A person will have a substantial holding of our shares if the voting rights attaching to our shares in which that person and their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. For more details, refer to the section "Corporations Act 2001".

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

Documents on display

        We are subject to the disclosure requirements of the US Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file Annual Financial Reports and furnish other information to the United States Securities and Exchange Commission (the "SEC"). These materials, including this Annual Financial Report on Form 20-F and the exhibits thereto, and other information furnished by us, may be inspected and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC's Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Since April 2002 we have filed our reports on Form 20-F and have furnished other information to the SEC in electronic format which may be accessed through this web site.

Item 19. Exhibits Index

1.	Constitution (as amended) incorporated by reference to our Form 6-K filed on 20 December 2002.
4(c).1	Service Agreement between Westpac Banking Corporation and Director, incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2001.
4(c).2	Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2001.
4(c).3	Westpac General Management Share Option Plan Rules incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2002.
4(c).4	Westpac Employee Share Plan (WESP)—Stage One Regulations and Rules for Participation incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2002.
4(c).5	Senior Officers' Share Purchase Scheme Rules incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2002.
4(c).6	Westpac Employee Share Plan (WESP)—Stage Two Regulations and Rules for Participation incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2002.
4(c).7
Employment Agreement between Westpac Banking Corporation and Michael Coomer dated 23 July 2002 incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2002.
4(c).8
Employment Agreement between Westpac Banking Corporation and Michael Pratt dated 6 February 2002 incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2002.
4(c).9
Employment Agreement between Westpac Banking Corporation and Philip Coffey dated 12 April 2002 incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2002.
4(c).10	Offer of employment between Westpac Banking Corporation and Illana Atlas dated 24 October 2002 (accepted 4 November 2002).
4(c).11	Offer of employment between Westpac Banking Corporation and Ann Sherry dated 13 December 2002 (accepted 20 December 2002).
4(c).12a	Employment Agreement between Westpac Banking Corporation and David Morgan dated 14 August 2002.
4(c).12b	Securities Agreement between Westpac Banking Corporation and David Morgan dated 14 August 2003.
4(c).13	Westpac Banking Corporation Performance Plan Rules.
4(c).14	Westpac Banking Corporation Employee Share Plan Rules.
4(c).15	Westpac Banking Corporation Deferral Share Plan Rules.
8.	List of controlled entities—refer note 38 to the financial statements in this Annual Financial Report.
11.	Code of ethics.
12.	Civil certifications.
13.	Criminal certifications.
14.	Auditors consent dated ## October 2003.

        Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Financial Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.

Signatures

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

WESTPAC BANKING CORPORATION By: Manuela Adl

Authorised Representative Dated 30 October 2003

QuickLinks

Information on Westpac
Financial review
Corporate governance
Remuneration philosophy and practice
Ten year summary
Annual financial report for the year ended 30 September 2003
Westpac Banking Corporation and its controlled entities Statements of financial performance for the years ended 30 September
Westpac Banking Corporation and its controlled entities Statements of financial position as at 30 September
Westpac Banking Corporation and its controlled entities Statements of changes in equity for the years ended 30 September
Westpac Banking Corporation and its controlled entities Statements of changes in equity for the years ended 30 September
Westpac Banking Corporation and its controlled entities Statements of cash flows for the years ended 30 September
NOTES TO THE FINANCIAL STATEMENTS
Shareholding information
Management
Additional Information