Form 20-F
period 2004-09-30
WESTPAC BANKING CORP
filed 2004-11-12
CIK 719245

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(MARK ONE)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2004

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

4.625% Subordinated Notes Due 2018

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of September 30, 2004.

A$1.00 Ordinary shares	1,777,914,840	fully paid
	Nil	paid to 1 Australian cent
A$11.95 New Zealand Class Shares	52,635,530	fully paid

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

Item 17   ☐               Item 18   ☒

Contents

Annual Financial Report
Form 20-F cross-reference index	2
Information on Westpac	5
Financial review	14
Key information	14
Operating and financial review and prospects	18
Overview of performance	23
Statement of financial performance review	24
Statement of financial position review	30
Asset quality	31
Business group results	33
Liquidity and funding	38
Capital resources	42
Risk management	44
Corporate governance	51
Remuneration philosophy and practice	70
Ten year summary	71
Financial report	73
Shareholding information	194
Management	203
Additional information	205

In this Annual Financial Report references to ‘Westpac’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation ABN 33 007 457 141. References to ‘Westpac’, ‘we’, ‘us’ and ‘our’ under the captions ‘Information on Westpac’, ‘Financial review’, ‘Corporate governance’, ‘Remuneration philosophy and practice’, ‘Shareholding information’, ‘Management’ and ‘Additional information’ include Westpac and its subsidiaries unless they clearly mean just Westpac Banking Corporation.

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission).

20-F item number and description
Disclosure regarding forward-looking statements		3
Currency of presentation, exchange rates and certain definitions		3
Part I
Item 1.	Identity of Directors, senior management and advisers	Not applicable
Item 2.	Offer statistics and expected timetable	Not applicable
Item 3.	Key information
	Selected financial data	6, 14-16
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	17
Item 4.	Information on Westpac
	History and development of Westpac	5, 9
	Business overview	5, 7-10
	Organisational structure	5
	Property, plant and equipment	9
Item 5.	Operating and financial review and prospects
	Critical accounting policies	19-22
	Operating results	23-29, 33-37
	Liquidity and capital resources	38-43
	Research and development, patents, licences etc.	Not applicable
	Trend information	23-27
	Off-balance sheet arrangements	40-41
	Contractual obligations and commitments	40
	Safe harbor	3
Item 6.	Directors, senior management and employees
	Directors and senior management	52-57, 203-204
	Compensation	70, 165-175
	Board practices	54-64
	Employees	12
	Share ownership	12, 65, 67, 70, 166, 168-174
Item 7.	Major equity holders and related party transactions
	Major equity holders	194-196
	Related party transactions	22, 175
	Interests of experts and counsel	Not applicable
Item 8.	Financial information
	Consolidated statements and other financial information	6, 14-16, 23-37, 71-190
	Significant changes	9
Item 9.	The offer and listing	197-198
Item 10.	Additional information
	Share capital	Not applicable
	Memorandum and articles of association	205-206
	Material contracts	Not applicable
	Exchange controls	199-202
	Taxation	200-202
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	207
	Subsidiary information	Not applicable
Item 11.	Quantitative and qualitative information about market risk	46-50
Item 12.	Description of securities other than equity securities	Not applicable
Part II
Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable
Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
Item 15.	Controls and procedures	50
Item 16A.	Audit committee financial expert	59
Item 16B.	Code of ethics	64
Item 16C.	Principal accountant fees and services	145
Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable
Item 16E.	Purchases of equity securities by the issuer and affiliated purchasers	Not applicable
Part III
Item 17 & 18.	Financial statements	73-190
Item 19.	Exhibits
Report of independent registered public accounting firm		193
Consolidated statements of financial performance for the years ended 30 September 2004, 2003 and 2002		75
Consolidated statements of financial position as at 30 September 2004 and 2003		76
Consolidated statements of changes in equity for the years ended 30 September 2004, 2003 and 2002		77-78
Consolidated statements of cash flows for the years ended 30 September 2004, 2003 and 2002		79
Notes to the financial statements		80-190

Disclosure regarding forward-looking statements

This Annual Financial Report contains statements that constitute ‘forward-looking statements’ within the meaning of section 21E of the US Securities Exchange Act of 1934. The US Private Securities Litigation Reform Act of 1995 provides a ‘safe harbor’ for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

Forward-looking statements appear in a number of places in this Annual Financial Report and include statements regarding our intent, belief or current expectations with respect to our results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. We use words such as ‘may’, ‘except’, ‘intend’, ‘plan’, ‘estimate’, ‘anticipate’ ‘believe’, ‘probability’, ‘risk’, or other similar words to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of the risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this Annual Financial Report as anticipated, believed, estimated, expected or intended.

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

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us in this report refer to the section on ‘Risk factors’ in this Annual Financial Report. Our forward-looking statements arenot guarantees of future performance and involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events.

We are under no obligation, and do not intend, to update any forward-looking statements contained in this Annual Financial Report, whether as a result of new information, future events or otherwise after the date of this Annual Financial Report.

Currency of presentation, exchange rates and certain definitions

We publish our consolidated financial statements in Australian dollars. In this Annual Financial Report, unless otherwise stated or the context otherwise requires, references to ‘US$’, ‘USD’ OR ‘US dollars’ are to United States dollars, references to ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars and references to ‘NZ$’ or ‘NZD’ are to New Zealand dollars.  Solely for the convenience of the reader, translations of certain Australian dollar amounts into US dollars have been made at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translation of Australian dollars into US dollars have been made at the rate of A$1.00 = US$0.7244, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) on 30 September 2004. Refer to ‘Exchange rates’ for information regarding the rates of exchange between the Australian dollar and the US dollar from the financial year ended 30 September 2000 to 2 November 2004.

Our financial year ends on 30 September. As used throughout this Annual Financial Report, the financial year ended 30 September 2004 is referred to as 2004 and other financial years are referred to in a corresponding manner.

‘Financial Statements’ means our audited consolidated statements of financial position as at 30 September 2004 and 30 September 2003 and consolidated statements of financial performance, cash flows and changes in equity for each of the three years ended 30 September 2004, 2003 and 2002 together with accompanying notes which are included in this Annual Financial Report.

Any discrepancies between totals and sums of components in tables contained in this Annual Financial Report are due to rounding.

Exchange rates

For each of the years indicated, the high, low, average and year end noon buying rates for Australian dollars were:

Year ended 30 September	2005(1)	2004	2003	2002	2001	2000
	(US$ per A$1.00)
High	0.7478	0.7979	0.6823	0.5748	0.5712	0.6687
Low	0.7207	0.6395	0.5422	0.4923	0.4828	0.5372
Average(2)	n/a	0.7267	0.6167	0.5329	0.5182	0.6032
Close (on 30 September)(3)	n/a	0.7244	0.6797	0.5429	0.4946	0.5415

For each of the months indicated, the high and low noon buying rates for Australian dollars were:

Month	October 2004	September 2004	August 2004	July 2004	June 2004	May 2004
	(US$ per A$1.00)
High	0.7478	0.7244	0.7245	0.7334	0.7067	0.7337
Low	0.7207	0.6880	0.7001	0.6980	0.6840	0.6866

(1)          Through to 2 November 2004. On 2 November 2004, the noon buying rate was A$1.00 = US$0.7447.

(2)          The average of the exchange rates on the last day of each month during the period.

(3)          The noon buying rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. Refer note 1(a)iv to the financial statements.

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

We have branches, affiliates and controlled entities throughout Australia, New Zealand and the Pacific region and maintain offices in some of the key financial centres around the world(1). As at 30 September 2004, our market capitalisation was $32 billion(2). Our operations comprise four key areas of business, through which we serve approximately 8.2 million customers. These four areas of business are:

•                  Business and Consumer Banking: providing retail banking and other financial services to individuals and small to medium-size businesses across Australia;

•                  BT Financial Group: providing investment management and administration, retirement planning, income protection and life insurance services that are designed to enable customers to build, manage and protect personal wealth;

•                  Westpac Institutional Bank: providing banking, financial and advisory services to corporate, institutional and government customers,  and also supplying financial products to small and medium-size businesses primarily in Australia and New Zealand; and

•                  New Zealand Banking: providing a full range of retail, commercial and other financial services to customers throughout New Zealand.

Business strategy

Our mission is to be the No. 1 service organisation in the financial services industry in Australia by September 2005.

We believe we will fulfill this mission and continue to be a great Australasian company by:

•                  providing our customers with a superior experience relative to our competitors;

•                  providing our staff with a great place to work;

•                  providing first quartile(3) returns to our shareholders; and

•                  being a good corporate citizen.

By improving employee commitment we can deliver a superior customer experience which drives sustainable shareholder value.

We intend to achieve our vision through the superior execution of our five strategic elements:

•                  high performance culture – committed high quality people who are enabled by superior processes and systems;

•                  superior customer experience – executing our ‘Ask Once’ promise, providing an open and honest interface and addressing the specific needs of customers;

•                  balancing risk and reward – optimising our risk/reward decisions throughout the business cycle;

•                  operational efficiency and infrastructure – strategic cost management and product and process simplification across the Group; and

•                  corporate reputation – sustaining our leading position(4).

We believe superior execution of our strategy at all points in the service-profit chain can differentiate us from our competitors.

The key to superior execution is a high performance culture supported by:

•                  quality people;

•                  effective people and performance management processes; and

•                  strong corporate values.

(1)          Refer note 38 to the financial statements for a list of our controlled entities as at 30 September 2004.

(2)          Our market capitalisation calculation is based on our Australian ordinary shares and our New Zealand Class shares.

(3)          Total shareholder returns (TSR) measured by Mellon Equity Solutions.

(4)          As measured by the Dow Jones Sustainability Index, Australian Corporate Responsibility Index and Global Governance Ratings.

The following tables present, for each of our four key areas of business, the net profit attributable to equity holders and total assets at the end of the financial years ended 30 September 2004, 2003 and 2002. Refer note 29 to the financial statements for detailed financial disclosure of our geographic and business segments.

Net profit attributable to our equity holders(1), (2), (3)

Years ended 30 September	2004	2003	2002
	$m	$m	$m
Business and Consumer Banking	1,292	1,107	1,665
BT Financial Group	135	109	(62)
Westpac Institutional Bank	479	382	301
New Zealand Banking	363	303	362
Other(4)	270	282	(74)
Net profit attributable to equity holders	2,539	2,183	2,192

Assets(2)

As at 30 September	2004	2003	2002
	$bn	$bn	$bn
Business and Consumer Banking	138	123	105
BT Financial Group	15	14	9
Westpac Institutional Bank	49	52	49
New Zealand Banking	28	23	20
Other(4)	15	9	8
Total assets	245	221	191

(1)          Internal charges and transfer pricing adjustments have been reflected in the net profit reported for each of our business groups.

(2)          Due to changes in our management reporting structure, or due to accounting reclassifications, comparatives have been restated and therefore, may differ from results previously reported.

(3)          Results for 2002 include a number of individually significant items which affect the comparability of results year on year. Refer ‘Financial review’ for a more detailed discussion of these items.

(4)          Other includes the results of Business and Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions.

Business and Consumer Banking

Our Business and Consumer Banking (BCB) unit represents the retail bank operations branded ‘Westpac’ across Australia.

BCB is responsible for servicing and product development for our consumer and small to medium-sized business customers within Australia. Activities are conducted via our nationwide network of branches (over 800 including in-store branches), call centres, automatic teller machines (ATMs) and e-channel banking services. Our front line staff provide sales and service-related functions to customers for a broad range of financial products, including savings and cheque accounts, demand and term deposits, credit cards, and personal and housing loans. A significant portion of our housing finance sales are through independent mortgage brokers. In the year ended 30 September 2004 approximately 26% (2003 28%) of mortgage loan drawdowns were arranged via this channel. We also employ approximately 500 financial planners and advisers who provide advice in respect of various superannuation, investment and life insurance products. Our business banking customers are additionally serviced by specialised relationship managers.

We are a significant lender in the housing finance market in Australia. In the year ended 30 September 2004, our owner-occupied residential mortgage loan portfolio in Australia increased 7% to $44.9 billion (net of securitised loans) with variable interest rate loans comprising 90%  of the portfolio. Non-owner-occupied residential mortgage loans increased 20% during the year ended 30 September 2004. As at 30 September 2004 these loans amounted to $44.5 billion of which approximately 84% constituted variable interest rate loans. In addition, we are a major provider of credit card finance in Australia. Our total net credit card outstandings as at 30 September 2004 increased by 13% to $4.9 billion  (2003 $4.4 billion).

We are a major lender in the business finance market in Australia. In the year ended 30 September 2004, our business finance portfolio increased by 15% to $35.8 billion with term lending increasing 12% to 36% of the portfolio, bill acceptances increasing 11% to 38% of the portfolio; and equipment finance increasing 38% to 19% of the portfolio. The balance of the portfolio comprised revolving cash management facilities. 3% of the equipment finance increase was due to the repurchase from Australian Guarantee Corporation (AGC) of a portfolio of assets under the sale agreement of AGC to General Electric Capital (GE) in 2002.

Our electronic channels area manages online banking facilities for our business, personal and private label customers. As at 30 September 2004, we had approximately 1.5 million online banking customers who conducted 87 million online transactions during the past financial year.

BT Financial Group Australia

BT Financial Group Australia (BTFG) represents our Australian wealth management business. BTFG designs, manufactures and services financial products that enable our customers to achieve their financial goals by accumulating, managing and protecting their personal wealth. These financial products include managed investments (mutual funds), personal and business superannuation (pensions), life insurance, income protection, discount securities broking, margin lending, client portfolio administration (wrap) platforms and portfolio management and administration of corporate superannuation. Distribution of BTFG products is conducted through our Australian and New Zealand banking distribution businesses and an extensive range of independent financial advisers.

Our retail and wholesale funds under management (FUM) and funds under administration (FUA) in Australia totals $60.8 billion as at  30 September 2004.

Net retail flows improved significantly over the year ended 30 September 2004. Based on market data compiled by ASSIRT(1), BTG’s net inflows totalled $418 million in 2004, compared to net outflows of $2.7 billion in 2003.

Our wrap product has $13.8 billion in FUA as at 30 September 2004.

Based on the most recent data published by DEXX&R(2) (June 2004), BTFG’s Corporate Superannuation was ranked number one in inflows and has over 15% of market share of net flows. In the 12 months to September 2004, Corporate Superannuation has grown from $2.7 billion to $3.5 billion in FUA.

BTFG has $1.8 billion in margin lending loans outstanding and $226 million in life insurance in-force premiums in Australia as at 30 September 2004. The most recent life insurance market share information, published by DEXX&R (March 2004), places us fourth in Australian new business with 10.3% market share.

(1)          ASSIRT Pty Limited is an Australia company that provides managed investment research and analysis.

(2)          DEXX&R is a provider of research and information services to the financial services industry.

Westpac Institutional Bank

Our institutional bank services the financial needs of corporations, institutions and government customers that are based in, or have interests in, Australia and New Zealand. This is achieved through dedicated industry teams supported by specialised expertise in financial markets, capital markets, specialised capital and transactional banking. The products and services we offer include:

Financial Markets		Capital Markets		Specialised Capital		Transactional Services

•	Foreign exchange	•	Debt securities	•	Alternative assets	•	Domestic cash management
•	Interest rate, currency and	•	Securitisation	•	Structured products		and transactional services
	equity derivatives	•	Hybrid and structured capital	•	Institutional funds	•	Working capital solutions
•	Commodities	•	Project finance		management	•	Custodial services
•	Debt and hybrid securities secondary market	•	Loans & syndications			•	International cash management
•	Trade finance	•	Asset finance			•	International payments

In the global financial markets, we primarily focus on Australian and New Zealand dollar-denominated financial products and risk management.

During 2004 we experienced increased activity with our key clients across the product areas. We also recorded significant growth in our specialised capital business unit, which focuses on new business prospects that deliver investment products to our investor customers.

Our institutional bank supports our customers through branches and subsidiaries located in Australia, New Zealand, New York, London and Asia.

New Zealand Banking

We have a long commitment to New Zealand, dating from 1861 when we commenced operating as the Bank of New South Wales. Over the past year we have implemented a growth strategy based on new product and customer offerings in the Youth and Wealth market segments, longer opening hours, more specialist customer-facing staff in consumer and business banking and an emphasis on competing on quality and customer service rather than price. As a result we have seen steadily improving customer(1) and staff(2) satisfaction levels and independent ratings of the quality of our lending products(3).

We are one of New Zealand’s largest banks providing a full range of retail banking products, wealth management and commercial banking services to customers. As at 30 September 2004, we had 4,917 staff, 196 branches and 470 ATMs operating throughout the country. We have approximately 1.4(4) million customers, approximately 405,000 of whom are registered users of our online banking service.

We are the third largest lender of housing finance in New Zealand(5). As at 30 September 2004, our mortgage loan portfolio was NZ$19.5 billion (2003 NZ$16.7 billion) including securitised loans of NZ$0.7 billion (2003 NZ$0.8 billion). In addition, we are a major provider of wealth management services, with NZ$2.4 billion (2003 NZ$3.4 billion) in FUM as at 30 September 2004.

Business and Technology Solutions and Services

Business and Technology Solutions and Services (BTSS) provides functional support to our business units and comprises the following areas:

Originations, Servicing, Chief Information Officer (CIO), Chief Technology Officer (CTO), Corporate Services, Group Property and Strategic Sourcing.

•                  Originations and Servicing perform back office processing and settlement services for banking products.

•                  Our technology group (CIO and CTO) defines our overall information technology (IT) architecture, supports and enhances software systems, and manages and implements major projects across our organisation.

•                  Corporate Services provides infrastructure support for cash management, fraud, physical security, business services, and records management.

•                  Group Property was established in 2003 to develop our new Sydney office site (refer ‘Our great place project’ section below) and to manage the existing property portfolio.

•                  Strategic Sourcing manages IT, telecommunications, mortgage, card and voucher processing outsourcing contracts that we have entered into with external providers. In addition, Strategic Sourcing manages other supplier relationships.

(1)          Based on AC Nielson report - Syndicated Financial Services – Consumer Finance Monitor Banking Toplines, Quarter September 2004.

(2)          Based on Westpac Staff Perspectives Survey (SPS) 2004.

(3)          Based on CANNEX 2004 survey of lending products (five stars in every category).

(4)          All customers, primary and secondary, with an active relationship (excludes channel only and potential relationships).

(5)          Based on June 2004 General Disclosure Statements filed with the Reserve Bank of New Zealand.

Other

In our financial business segment results BTSS forms part of ‘Other’, which also includes Group Treasury, Pacific Banking and Head Office functions. Group Treasury operations are primarily focused on management of our interest rate risk and funding requirements. Pacific Banking comprises our prescence in the near Pacific, including Papua New Guinea and Fiji.

Property

We occupy premises primarily in Australia and New Zealand including 1,065 branches as at 30 September 2004. Of premises we occupy, as at 30 September 2004, we owned approximately 3% in Australia and none in New Zealand. The remainder of premises are held under commercial lease with terms generally averaging five years. As at 30 September 2004, the carrying value of our directly owned premises and sites was $90 million.

Under our sale and leaseback program during the past three financial years, 44 properties have been sold in Australia with total proceeds of $108 million and 26 properties in New Zealand with total proceeds of $44 million.

Our great place project

On 7 March 2003, Westpac executed an agreement for lease (74,000 m2 of office space) with Leighton Properties Pty Limited in relation to new premises being developed at the northern end of Darling Harbour near King Street in Sydney, Australia. The new site is bounded by Kent, Erskine, Napoleon and Sussex streets. The project to fit out the building and relocate approximately 5,200 staff to the new site is called the ‘Our great place project’. This project will result in the consolidation offices into just two locations, being our great place and our existing office at 60 Martin Place.

Construction of the new premises is underway. It will consist of two office towers of 21 and 32 levels linked by a common foyer and will include two levels of retail space, a retail branch, childcare facilities, an urban park, and both tenant and public parking. We have signed a 12 year lease on the building with three six year options to extend. The completion of the building is expected in November 2006, with our employees progressively occupying the premises throughout 2006. The initial 12 year lease commitment is included in the lease commitment table in note 32 to the financial statements.

The Westpac Office Trust (the trust) was established in March 2003 to acquire the site. To fund the acquisition and construction of the office towers, the trust raised $365 million from investors and has a committed loan facility of $320 million. The trust has been admitted to the official list of the Australian Stock Exchange and its securities were first quoted on 7 August 2003. Westpac Funds Management Limited, a wholly owned subsidiary of Westpac, is the responsible entity of the trust.

Significant developments

Epic Rest Group (Epic)

On 2 June 2004, we acquired via a trust structure a 100% holding in a group of companies that own and operate three strategically placed natural gas transmission pipeline assets. As at 30 September 2004 these assets remained, valued at $712 million, in the statement of financial position of the Group. The assets were offered to investors by initial public offering on 8 November 2004.

Sale of Australian Guarantee Corporation Limited (AGC)

On 31 May 2002, we sold our 100% interest in AGC in Australia to GE. In addition we sold certain loan assets of Australian Guarantee Corporation (NZ) Limited to GE. This transaction resulted in a profit on sale of $754 million after tax and a reduction in total group assets of approximately $9.9 billion being recorded in the second half of the 2002 financial year.

Wealth management business acquisitions

On 31 October 2002, we acquired most of the business of BT Financial Group, for an initial payment of $900 million. An additional payment of up to $150 million may be paid, contingent upon exceeding certain performance hurdles in the future. The acquisition included the funds management operations in New Zealand. This acquisition was funded from our existing financing sources. On 1 June 2002, we acquired the Rothschild Australia Asset Management business for $323 million. These businesses have been integrated into our wealth management business unit.

Outsourcing contracts(1)

Westpac and Keycorp Payment Services (Keycorp) entered into a five year outsourcing arrangement on 10 May 2004 for Westpac Electronic Funds Transfer Point of Sale (EFTPoS) terminals in Australia. Keycorp assumed responsibility for fleet services (including the provision of support and maintenance) of the EFTPoS terminals as well as all asset management functions. Keycorp is also responsible for the supply and management of the EFTPoS terminals and the Terminal Operating System and the integration with a new Terminal Application Management system. Westpac retains control over the merchant base (including contractual terms, fees and direct contact by Keycorp) as well as the decision as to what software applications are to be loaded on the EFTPoS fleet.

Westpac sold the existing EFTPoS fleet to Keycorp for $26 million. Keycorp leases the EFTPoS terminals to Westpac merchant customers with Westpac acting as a collection agent on its behalf. This includes the existing terminals at the time of sale and the replacement terminals which Keycorp will make available during the life of the agreement, ensuring Westpac meets its regulatory obligations with regard to the standard of the terminals being made available to Westpac’s merchants. The estimated costs expected to be collected from merchants and paid to Keycorp by Westpac during the life of the agreement are approximately $100 million.

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

We are one of 20 defendants named in proceedings concerning the Bell Group of companies. The proceedings are complex and are anticipated to continue for a further 18 months. It is not possible to estimate the potential impact, however, we believe that we have good prospects of success.

On 8 April 2003, we announced that we had brought to the attention of the New Zealand Securities Commission an apparent technical non-compliance by BT Funds Management Limited (BTFM) with New Zealand securities regulations. This involved predominantly the late filing by BTFM and BT Funds Management No 2 Limited (BTFM (No 2)) of documents required to be lodged with the New Zealand Registrar of Companies. We have subsequently identified some instances of non-filing. These technical non-compliances commenced prior to our acquisition of BTFM in October 2002. BTFM and BTFM (No 2) have filed proceedings in the High Court for relief from the consequences of technical non-compliance. We do not expect that there will be any material financial cost to us arising from these circumstances.

Taxation

We are currently disputing amended tax assessments and Notices of Proposed Adjustments received from the New Zealand Inland Revenue Department. Details are contained in note 6 to the financial statements.

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

The erosion of local and global barriers to entry, such as the decline in the requirement for a branch network, means that competition is increasing. Product specialists within the industry are able to compete for and attract high-value customers with aggressive acquisition strategies across all product groups.

Advances in technology are reducing service delivery costs and improving customer convenience. Technology improvements are reducing the need for ownership and control of all of the activities required to provide a financial service or product.

There are several implications arising out of these changing trends. Financial services providers are under pressure to continually reduce costs,  the complexity of customer facing processes and to choose which activities they will own and which they will outsource. Mortgage originators and other third party distributors have continued as a competitive threat to the branch networks of the major banks. Growth opportunities are shifting from lending to investments and advice and from new customers to increasing the value of our existing customer relationships by maximizing their spend per product and share of wallet.

We have reacted to these emerging competitive pressures in several ways. Our distribution network has diversified from the simple branch focused model of the past into a diversified mix of distribution channels incorporating:

A superior customer experience through:

•                  direct channels, such as telephone banking, internet banking, ATMs and EFTPoS;

•                  face-to-face channels, such as metropolitan and rural banking branches, relationship managers (for business banking, private banking and high-value customers), financial planners and advisers and mortgage-lending representatives; and

Maintaining profitable relationships with and providing superior value propositions to:

•                  third party channels, including independent financial advisers, accountants and independent mortgage brokers.

As described in our strategy we believe we can address the above competitive pressures through:

•                  providing superior customer service relative to our major competitors, an open and honest interface and meeting the financial advice and coordination needs of our customers;

•                  continually focusing on the excellence and operational efficiency of our back office and service processes across the Group; and

•                  having committed and high quality people that are enabled by superior processes and systems.

In New Zealand we face competition principally from the locally incorporated subsidiaries of the other three major Australian banks. Most recently, Australia and New Zealand Banking Group Limited completed its acquisition of The National Bank of New Zealand Limited in December 2003. This has significantly changed the banking landscape making the merged entity the largest bank in New Zealand. In addition, there is competition from a number of smaller market participants that focus primarily on the retail and housing sectors.

Economic outlook

Economic conditions in our key markets of Australia, New Zealand and the near Pacific have assisted strong earnings growth over the year.

In Australia, the economy has been strong, with unemployment at 20 year lows, solid company and consumer income growth and relatively stable interest rates. These factors have contributed to strong business and consumer sentiment and an environment supportive of solid credit growth and positive equity markets. Over the year, credit growth has remained high with an easing in household lending partially offset by stronger business credit.

The asset quality environment has also remained benign with few corporate defaults recorded over the year and strong household and business balance sheets.

The New Zealand economy has similarly performed well with private sector credit increasing by 14.1% and business credit growing 11.3% over the year. That said, tighter monetary conditions are expected to see economic growth moderate in the year ahead although remaining positive.

Looking ahead, macro economic growth and credit growth are expected to slow in 2005.

For the economy, the strong growth in consumer demand experienced over recent years is expected to return to more normal levels and we expect to see an improvement in the external accounts.

For credit growth, we expect the strong growth in housing lending to continue to slow, however offsetting this, we expect to see continued strength in business loan growth.

In summary, we believe both economic and credit growth will be supportive of growth in 2005, however increased price-based competition, lower household sector activity and emerging inflationary pressures indicate sector growth will be lower in 2005 relative to 2004.

Employees

The number of employees in each area of business as at 30 September(1):	2004	2003	2002
Business and Consumer Banking	12,429	12,204	11,677
BT Financial Group	1,900	1,969	832
Westpac Institutional Bank	1,446	1,257	1,192
New Zealand Banking	4,917	4,826	4,681
Business and Technology Solutions and Services	4,187	4,506	4,495
Pacific Banking	1,108	1,123	1,121
Head Office functions and other	1,026	895	778
Total employees	27,013	26,780	24,776

(1)          The number of employees includes core and implied full time equivalent (FTE) staff.  Core FTE includes overtime and pro-rata part time staff.  Implied FTE includes staff on unpaid absences (e.g. maternity leave), temporary and contract staff.

Total full time equivalent (FTE) employees increased 233 to 27,013 during the year. This reflects an increase in permanent FTE (670) partially offset by a reduction in temporary FTE (437).

The increase in permanent FTE includes:

•                  176 related to Epic which was acquired in June 2004;

•                  128 related to the in-sourcing of the Broker Processing Unit from our mortgage service provider, EDS; and

•                  23 related to the in-sourcing of back office accounting functions supporting our funds management business.

Of the remaining increase in permanent FTE, 100 relate to additional customer facing staff in New Zealand and 350 in Australia.

This increase was partially offset by a reduction in permanent FTE following a restructure of our internal technology operations, a reduction in call centre staff following the completion of call centre consolidation and continued efficiencies from improved work practices.

The reduction in temporary FTE is due to fewer temporary staff following the completion of BTFG integration and the ongoing benefit of synergies and the restructure of our internal technology operations.

Our Australian Enterprise Agreements were certified by the Australian Industrial Relations Commission (AIRC) on 2 August 2002.

While the nominal term of these agreements expired on 30 June 2004, they remain in force until they are replaced or terminated by the AIRC. We are currently negotiating new agreements with the Finance Sector Union (FSU) which include 4% pay increases for relevant employees in October 2004, 2005 and 2006. Although we have not settled new agreements we have paid eligible employees a 4% increase effective October 2004. In New Zealand, we maintain both individual and collective employment agreements with employees, negotiating annual collective employment agreements with the Finance and Information Union (Finsec). We continue to maintain a business-like and professional relationship with the FSU in Australia and Finsec in New Zealand.

We offer employee share plans for permanent employees in Australia and New Zealand, which are designed to provide tangible recognition for improvements in our performance and gain greater staff commitment. For further details refer note 26 to the financial statements. We also provide superannuation (pension) plans for our employees in Australia, New Zealand and certain other countries in which we operate. Plan members are entitled to benefits on retirement, resignation, permanent disability or death. Refer note 33 to the financial statements for further information.

Supervision and regulation

Australia

Within Australia we are subject to supervision and regulation by five principal agencies: the Australian Prudential Regulation Authority (APRA); the Reserve Bank of Australia (RBA); the Australian Securities and Investments Commission (ASIC); the Australian Stock Exchange (ASX);  and the Australian Competition and Consumer Commission (ACCC).

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

Australia’s risk-based capital adequacy guidelines are generally consistent with the approach agreed upon by the Based Committee on Banking Supervision.

The RBA is responsible for monetary policy, maintaining financial system stability and payments system regulation. The RBA is an active participant in the financial markets, manages Australia’s foreign reserves issues Australian currency notes and serves as banker to the Commonwealth Government. On 1 July 2002, the RBA transferred the responsibility for registration and categorisation of financial corporations to APRA.

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

The ACCC is an independent statutory authority responsible for the regulation and prohibition of anti-competitive and unfair market practices and mergers and acquisitions by Australian corporations. Its objectives are to ensure corporations do not act in a way that may have the effect of eliminating or reducing competition, and to oversee product safety and liability issues, pricing practices and third party access to facilities of national significance. The ACCC’s consumer protection work complements that of State and Territory consumer affairs agencies, which administer of the unfair trading legislation of their jurisdictions.

The Australian government’s present policy is that mergers among the four major will not be permitted until the government is satisfied banks will that competition from new and established participants in the financial industry, particularly in respect of small business lending, has increased sufficiently. Proposals for foreign acquisition of Australian banks are subject to approval by the government under the Foreign Acquisition and Takeovers Act 1975 of Australia.

New Zealand

The Reserve Bank of New Zealand (RBNZ) is responsible for the supervision of the New Zealand banking industry. This is primarily achieved through the extensive disclosure regime that was introduced in 1995 requiring all banks to publish financial statements on a quarterly basis, which also incorporates director attestation on the bank’s risk management disciplines. The RBNZ’s capital adequacy guidelines are in line with the Basel Committee guidelines.

The RBNZ policy is that all systemically important banks must incorporate as a local entity rather than operate via a branch. We are in regular contact with the Reserve Bank regarding the application of this policy. We are currently discussing with the Governor of the Reserve Bank potential alternatives to local incorporation for our operations in New Zealand.

The Banking Act 1959 (Australia) gives priority over our Australian assets to Australian depositors. Accordingly, other unsecured creditors including our non-Australian depositors will rank after our Australian depositors in relation to claims against our Australian assets.

However, the Westpac Banking Corporation Act 1982 (New Zealand) gives New Zealand depositors priority over our New Zealand assets. Accordingly, New Zealand depositors will rank ahead of our other unsecured creditors in respect of claims against our New Zealand assets.  Based on the audited statement of financial position as at 30 September 2004, the carrying value of our New Zealand assets was greater than our New Zealand deposit liabilities.

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

At this time we have not elected to become and therefore we are not a financial holding company as defined in the Gramm-Leach-Bliley Act of 1999.

USA PATRIOT Act

On 26 October 2001, the United States adopted the USA PATRIOT Act in response to the events of 11 September 2001. The Act requires US financial institutions, including the US branches of foreign banks, to take certain steps to prevent, detect and prosecute individuals and entities involved in international money laundering and the financing of terrorism. The required actions include verifying the identity of financial institutions, terminating correspondent accounts for foreign ‘shell banks’ and obtaining information about the owners of foreign bank clients the identity of the foreign bank’s agent for service of process in the US. Many of the new anti-money laundering compliance requirements of the USA PATRIOT Act are consistent with the anti-money laundering compliance obligations previously imposed on US financial institutions, including the US branches of foreign banks, under the Bank Secrecy Act and under regulations of the applicable US bank regulatory agency such as the US Comptroller of the Currency. These include requirements to adopt and implement an effective anti-money laundering program, report suspicious transactions or activities, and implement due diligence procedures for correspondent and other customer accounts. The passage of the USA PATRIOT Act and other recent events have resulted in heightened scrutiny of Bank Secrecy Act and anti-money laundering compliance programs by federal bank regulatory and law enforcement authorities.

Financial review

Key information

Selected consolidated financial and operating data

We have derived the following selected financial information as of and for the financial years ended 30 September 2004, 2003, 2002, 2001  and 2000 from our audited consolidated financial statements and related notes. The financial statements were reported on by independent auditors PricewaterhouseCoopers for 2004 and 2003, Messrs R. Chowdry and M.J. Codling for 2002 and 2001, and Messrs R.S. Lynn and R. Chowdry for 2000.

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

This information should be read together with the ‘Operating and financial review and prospects financial statements and the accompanying notes.

Consolidated statement of financial performance

	Year ended 30 September
(in $millions unless otherwise stated)	2004	2004	2003	2002	2001	2000
	US$(1)	A$	A$	A$	A$	A$
Amounts in accordance with Australian GAAP
Interest income	9,373	12,939	10,885	9,789	10,258	9,390
Interest expense	(5,928)	(8,184)	(6,559)	(5,584)	(6,207)	(5,721)
Net interest income	3,445	4,755	4,326	4,205	4,051	3,669
Non-interest income	2,358	3,255	3,004	2,919	2,537	2,414
Net operating income	5,803	8,010	7,330	7,124	6,588	6,083
Operating expenses	(2,854)	(3,940)	(3,763)	(3,895)	(3,472)	(3,405)
Amortisation of goodwill	(119)	(164)	(163)	(100)	(98)	(98)
Bad and doubtful debts	(300)	(414)	(485)	(461)	(433)	(202)
Profit from ordinary activities before income tax expense	2,530	3,492	2,919	2,668	2,585	2,378
Income tax expense	(661)	(913)	(728)	(471)	(677)	(660)
Net profit	1,869	2,579	2,191	2,197	1,908	1,718
Net profit attributable to outside equity interests:
Managed investment schemes	(22)	(30)	—	—	—	—
Other	(7)	(10)	(8)	(5)	(5)	(3)
Net profit attributable to equity holders	1,840	2,539	2,183	2,192	1,903	1,715
Average number of fully paid ordinary shares outstanding(2)	1,846	1,846	1,824	1,812	1,801	1,883
Basic earnings per ordinary share (cents)(2)	93.6	129.2	115.6	118.3	102.8	88.8
Dividends per ordinary share (cents)	62	86	78	70	62	54
Distributions on other equity instruments	112	154	75	48	51	43
Dividend payout ratio(3)	66.6%	66.6%	67.5%	59.2%	60.3%	60.8%
Amounts in accordance with US GAAP(4)
Net income	2,008	2,772	1,984	2,579	1,769	1,527
Basic earnings per ordinary share (cents)	108.8	150.2	108.8	142.3	98.2	81.1
Dividend payout ratio(3)	57.3%	57.3%	71.7%	49.2%	63.1%	66.6%

Refer page 16 for footnote explanations.

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

Consolidated net income under US GAAP for the year ended 30 September 2004 was A$2,772 million (2003 A$1,984 million, 2002

A$2,579 million). The significant adjustments between Australian and US GAAP results primarily relate to goodwill amortisation, premises and sites, other debt instruments and employee share option and share plan compensation.

Consolidated statement of financial position data

	Year ended 30 September
(in $millions, unless otherwise stated)	2004	2004	2003	2002	2001	2000
	US$(1)	A$	A$	A$	A$	A$
Amounts in accordance with Australian GAAP
Year end balances
Cash and balances with central banks	1,304	1,800	1,786	1,669	1,079	836
Due from other financial institutions	6,909	9,538	6,035	5,242	5,094	3,325
Trading and investment securities	9,716	13,412	12,449	13,956	13,589	9,905
Total assets	177,535	245,079	221,339	191,037	189,845	167,618
Loans	132,182	182,471	160,473	135,870	122,250	107,533
Acceptances of customers	4,009	5,534	3,788	4,788	15,700	15,665
Deposits and public borrowings(14)	106,149	146,533	129,071	110,763	96,157	89,994
Due to other financial institutions	5,122	7,071	3,831	4,731	5,954	3,972
Total liabilities excluding loan capital	162,505	224,331	202,799	176,057	175,302	153,464
Total loan capital	3,210	4,431	4,544	4,512	4,838	4,892
Ordinary equity (5),(6)	8,994	12,416	11,713	9,986	9,226	8,792
Trust Originated Preferred Securities (TOPrSSM)	—	—	465	465	465	465
Fixed Interest Resettable Trust Securities (FIRsTS)	474	655	655	—	—	—
Trust Preferred Securities (2003 TPS)	820	1,132	1,132	—	—	—
Trust Preferred Securities (2004 TPS)	496	685	—	—	—	—
Outside equity interests	1,035	1,429	31	17	14	5
Average balances
Total assets	171,709	237,036	210,377	186,827	178,196	158,566
Loans	123,773	170,863	149,896	132,472	116,687	106,771
Acceptances of customers	3,261	4,502	4,402	7,707	16,680	12,411
Total equity(5)	10,446	14,421	12,097	10,355	9,260	9,535
Ordinary equity (5),(6)	8,677	11,979	10,972	9,890	8,795	9,070
Trust Originated Preferred Securities (TOPrS)	232	320	465	465	465	465
Fixed Interest Resettable Trust Securities (FIRsTS)	474	655	511	—	—	—
Trust Preferred Securities (2003 TPS)	820	1,132	149	—	—	—
Trust Preferred Securities (2004 TPS)	243	335	—	—	—	—
Outside equity interests	1,019	1,406	21	16	10	4
Amounts in accordance with US GAAP(4)
Total assets	182,335	251,705	221,768	191,338	189,769	167,237
Total equity	9,365	12,928	11,774	10,590	9,408	8,574
Average total assets	172,421	238,020	210,806	187,128	178,198	158,724
Average total equity	8,947	12,351	11,182	9,999	9,071	8,742
Average minority interest	1,020	1,407	635	481	475	469

Refer page 16 for footnote explanations

Summary of consolidated ratios

	Year ended 30 September
	2004	2004	2003	2002	2001	2000
	US$m(1)	A$m	A$m	A$m	A$m	A$m
Ratios in accordance with Australian GAAP Profitability ratios (%)
Net interest margin(7)	2.53	2.53	2.62	2.81	3.11	3.10
Return on average assets(8)	1.07	1.07	1.04	1.17	1.07	1.08
Return on average ordinary equity(9)	19.9	19.9	19.2	21.7	21.1	18.4
Return on average total equity(10)	17.6	17.6	18.0	21.2	20.6	18.0
Capital ratio (%)
Average total equity to average total assets	6.1	6.1	5.8	5.5	5.2	6.0
Total capital ratio(13)	9.7	9.7	10.5	9.6	9.9	9.9
Earnings ratios
Basic earnings per ordinary share (cents)(2)	93.6	129.2	115.6	118.3	102.8	88.8
Fully diluted earnings per ordinary share (cents)(11)	92.5	127.7	115.3	117.9	102.4	88.4
Dividends per ordinary share (cents)	62	86	78	70	62	54
Dividend payout ratio (%)(3)	66.6	66.6	67.5	59.2	60.3	60.8
Credit quality ratios
Bad debt write-offs (net of recoveries)	182	251	336	457	340	240
Bad debt write-offs (net of recoveries) to average loans (%)	0.15	0.15	0.22	0.34	0.29	0.22
Ratios in accordance with US GAAP(4)
Profitability ratios (%)
Net interest margin	2.40	2.40	2.60	2.81	3.11	3.10
Net profit attributable to equity holders to average total assets	1.16	1.16	0.94	1.38	0.99	0.96
Net profit attributable to equity holders to average total equity	22.4	22.4	17.7	25.8	19.5	17.5
Capital ratio (%)
Average total equity to average total assets	5.2	5.2	5.3	5.3	5.1	5.5
Leverage ratio(12)	4.7	4.7	4.6	4.5	4.5	4.6
Earnings ratios
Basic earnings per ordinary share (cents)	108.8	150.2	108.8	142.3	98.2	81.1
Fully diluted earnings per ordinary share (cents)(11)	106.9	147.5	108.4	141.5	97.6	80.1
Dividends per ordinary share (US cents)	62	62	53	38	31	29
Dividend payout ratio%(3)	57.3	57.3	71.7	49.2	63.1	66.6

(1)               Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7244, the noon buying rate on 30 September 2004. Amounts or ratios are in accordance with these principles.

(2)               Based on the average number of fully paid ordinary shares outstanding, including 53 million New Zealand Class shares in 2004 (54 million in 2003, 2002 and 2001), and after deducting distributions on other equity instruments of $154 million in 2004 (2003 $75 million, 2002 $48 million, 2001 $51 million, 2000 $43 million).

(3)               Calculated by dividing the dividends per ordinary share by the basic earnings per ordinary share.

(4)               Refer note 45 to the financial statements for a reconciliation with US GAAP.

(5)               Includes total parent entity interest and New Zealand Class shares. Excludes outside equity interests (minority interest).

(6)               Excludes TOPrS, FIRsTS, 2003 TPS and 2004 TPS.

(7)               Calculated by dividing net interest income (including tax equivalent gross up) by average interest bearing assets.

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

(12)         Leverage ratios have been calculated in accordance with guidelines promulgated by the Board of Governors of the US Federal Reserve System.

The ratio is calculated by dividing tier 1 capital by total average assets for leverage capital purposes in accordance with US GAAP.

(13)         For details on the calculation of this ratio refer note 42 to the financial statements.

(14)         Public borrowings balances were only held until 2002. They related to Australian Guarantee Corporation Limited and Augusta (1962) Limited (formerly Australian Guarantee Corporation (NZ) Limited).

Risk factors

Our business activities are subject to risk factors that can impact our future performance. Some of these risks can be mitigated by the use of safeguards and appropriate systems and actions, but some are outside our control and cannot be mitigated. For a discussion of how we manage risk refer to the section ‘Risk management’.

Some of the principal factors that may affect our performance are set out below.

Dependence on the Australian and New Zealand economies

Our earnings are dependent on the level of financial services required by our customers. In particular, levels of borrowing are heavily dependent on customer confidence, the state of the economy, home lending market and prevailing market interest rates at the time.

As we currently conduct the majority of our business in Australia and New Zealand our performance is influenced by the level and cyclical nature of business and home lending activity in those countries, which is, in turn, impacted by both domestic and international economic and political events. There can be no assurance that a weakening in the Australian or New Zealand economies will not have a material effect on our financial condition and results of operations. Our future performance can also be affected by the economic conditions of other regions where we conduct operations.

Competition

We face intense competition in all aspects of our business. We compete, both domestically and internationally, with asset managers, retail and commercial banks, non-bank mortgage brokers, private banking firms, investment banking firms, brokerage firms, and other investment services firms. In addition, the trend toward consolidation in the global financial services industry is creating competitors with broader ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power. In recent years, competition has also increased as large insurance and banking industry participants have sought to establish themselves in markets that are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships. We expect these trends to continue. For more detail refer to the section ‘Competition’.

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

Equity underwriting risk

As a financial intermediary we underwrite listed and unlisted equities. Equity underwriting activities include the development of solutions for corporate and institutional customers who have a demand for equity capital and investor customers who have an appetite for equity based investment products. We may guarantee the pricing and placement of these facilities. We are at risk if we fail to syndicate or sell down our risk to other market participants.

Liquidity risk

Liquidity risk is the potential inability to meet our payment obligations. For a more detailed description of liquidity risk refer to the section ‘Liquidity and funding’.

Operational risk

As a financial services organisation we are exposed to a variety of other risks including those arising from process error, fraud, systems failure, security and physical protection, customer services, staff skills and performance, and product development and maintenance.

Regulatory risk

Our business is subject to substantial regulation and regulatory oversight. Any significant regulatory developments, including changes to accounting standards (refer to sections ‘Accounting standards’ and ‘Critical accounting policies’), could have an adverse effect on how we conduct our business and on our results of operations. Our business and earnings are also affected by the fiscal or other policies that are adopted by various regulatory authorities of the Australian and New Zealand governments, foreign governments and international agencies.  The nature and impact of future changes in such policies are not predictable and are beyond our control.

Environmental risk

Through our investment in the Epic Rest Group and its natural gas transmission pipeline assets we are subject to certain environmental risks.

Operating and financial review and prospects

The following discussion contains, in addition to historical information, forward-looking statements that involve risks and uncertainties.  Where forward-looking statements are made, our actual results may differ significantly from the results discussed. For a description of factors that may affect our results, refer to sections ‘Disclosure regarding forward-looking statements’, Risk factors’ and ‘Risk management’.

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

Changes in accounting policy

Employee option and share ownership schemes

We have applied accounting standard AASB 1046 Director and Executive Disclosures by Disclosing Entities and elected to adopt early AASB 1046A Amendments to Accounting Standard AASB 1046 with respect to valuing options provided to specified directors and executives in disclosing the remuneration of our Directors and executive officers. The standards prescribe that amounts disclosed for remuneration of directors and executive officers include the fair value of share options, performance options, performance share rights and stock appreciation rights (together ‘equity based remuneration’) granted. Share options, performance options and performance share rights are valued at grant date and the value apportioned over the period from grant date to vesting date. The value included for stock appreciation rights is the increase in value of the vested rights in each year. The fair value of share options, performance options and performance share rights has been estimated at grant date using Binomial/Monte Carlo simulation valuation techniques.

The amounts included in remuneration of specified directors and executives for each year in relation to the fair value of equity based remuneration is set out in note 41 to the financial statements.

Provisions, contingent liabilities and contingent assets

Australian accounting standard AASB 1044 Provisions, Contingent Liabilities and Contingent Assets, which became effective for us from  1 October 2002, requires that a provision is only made for dividends declared, determined or publicly recommended by the Directors on or before the end of the financial year but not distributed as at balance date.

In previous reporting periods, in addition to providing for dividends declared, determined or publicly recommended by the Directors on or before the end of the financial year but not distributed at balance date, a provision was made for dividends to be paid out of retained profits at the end of the financial year where the dividend was proposed, recommended or declared between the end of the financial year and the completion of the Annual Financial Report.

An adjustment of $651 million was made against the consolidated retained profits at the beginning of the 2003 financial year to reverse the amount provided as at 30 September 2002 for the proposed final dividend for the year ended on that date. This adjustment reduced consolidated provisions and total liabilities at the beginning of the 2003 financial year by $651 million with corresponding increases in consolidated net assets, retained profits, total equity and the total dividends provided for or paid during the financial year.

For a detailed breakdown and reconciliation of the information that would have been disclosed for the years ended 30 September 2002 and 2001 had this policy always been applied, refer note 1(h)viii to the financial statements.

Wealth management acquisition costs

During September 2002, our wealth management business was restructured. The restructure included transferring ownership of Westpac Custodian Nominees Limited out of the ownership of Westpac Life Insurance Services Limited and into an accrual accounting environment under the ownership of Westpac Financial Services Group Limited. As a consequence, we changed our accounting policy in respect of acquisition expenses, such that acquisition expenses for profitable business are now deferred and amortised over a period not exceeding the expected duration of the relevant product or policy sold. Previously these costs were expensed, as the accounting treatment of these costs did not affect the results of the entity incurring the costs as it was reported on a market value basis in accordance with AASB 1038.

Recent accounting developments - Australia

In July 2002, the Financial Reporting Council (FRC) of Australia announced its formal support for Australia to adopt standards based on International Financial Reporting Standards (IFRS) for financial years beginning on or after 1 January 2005. As a result the accounting standards that apply to Australian reporting companies under the Corporations Act 2001 will be based on IFRS issued by the International Accounting Standards Board for accounting periods beginning on or after 1 January 2005. We expect to adopt the Australian equivalents to IFRS (A-IFRS) from 1 October 2005 and that comparatives will be required to be restated on initial adoption.

Our Board has established a formal project, monitored by a steering committee to achieve transition to A-IFRS reporting. Our implementation project consists of three phases.

Assessment and Planning

The assessment and planning phase aims to produce a high level overview of the impacts of conversion to A-IFRS equivalent reporting on existing accounting and reporting policies, procedures, systems and processes, business structures and staff. We consider that the assessment and planning phase is substantially complete as at 30 September 2004.

Design phase

The design phase aims to formulate the changes required to existing accounting policies and procedures and systems and processes in order to transition to A-IFRS. We are currently in the design phase with work progressing in each of these areas. The design phase will be completed during the upcoming financial year.

Implementation phase

The implementation phase will include implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff. It will enable us to generate the disclosures required as part of the transition to A-IFRS.

A more comprehensive discussion of the expected impacts of adopting A-IFRS is contained in note 1(h)ix to the financial statements.

Recent accounting developments - United States

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which requires a company to record as a liability the fair value of certain guarantees initiated by the company. The offsetting entry is dependent on the nature of the guarantee, with an asset generally being recorded, such as the consideration received for providing a standby letter of credit or prepaid rent for a residual value guarantee in an operating lease. The liability recorded will typically be reduced by a credit to the results of operations as the guarantee lapses, which generally will occur on a systematic basis over the term of the guarantee or at settlement of the guarantee. The initial measurement and recognition provisions of FIN 45 are effective for applicable guarantees written or modified after 31 December 2002. The disclosure requirements are applicable to us for the years ended 30 September 2004 and 30 September 2003. We have provided the disclosures required by FIN 45 in note 34 to the financial statements for all applicable guarantees in effect as at 30 September 2004 and 30 September 2003.

In December 2003, the FASB issued revisions to FIN 46 Consolidation of Variable Interest Entities, known as FIN 46R, which is applicable to all variable interest entities (VIEs). FIN 46R clarifies the application of Accounting Research Bulletin No. 51 Consolidated Financial Statements,  to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. These types of entities are referred to as VIEs. Under FIN 46R, we have consolidated a commercial paper conduit, Waratah Receivables Corporation Pty Limited and its controlled entities. We have also deconsolidated certain trusts through which hybrid tier 1 capital instruments have been issued. In accordance with FIN 46R, we do not have a variable interest in the trusts and therefore we are not the primary beneficiary.

In December 2002, the FASB issued Statement of Financial Accounting Standards (SFAS) 148 Accounting for Stock-Based Compensation - Transition and Disclosure, which amended SFAS 123 Accounting for Stock-Based Compensation. SFAS 148 is effective for years ending after 15 December 2002 and provides three methods for transition to the fair value method of accounting for stock options for those companies that elect the fair value method under SFAS 123. We are not impacted by SFAS 148 given that we had previously adopted the fair value method of accounting under SFAS 123. This accounting treatment is discussed further in note 45 to the financial statements.

SFAS 149 Amendments to SFAS 133 on Derivative Instruments and Hedging Activities was issued in April 2003 and is applicable for contracts entered into or modified after 30 June 2003. SFAS 133, as amended by SFAS 149, require all derivative instruments to be recognised as either assets or liabilities on the statement of financial position, measured at fair values. The statement permits special hedge accounting for fair value, cash flow and foreign currency hedges providing specific criteria are met. Certain aspects of the required hedge criteria do not allow portfolio hedging. The estimated cost of changing our risk management systems and practices to meet the specific hedge criteria was judged prohibitive. For US GAAP purposes, most of the derivatives that are hedges under Australian GAAP do not qualify for hedge accounting under the provisions of SFAS 133 and are accounted for at fair value in accordance with SFAS 133.

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

Certain of these policies are considered to be critical to the representation of our financial performance and position, since they require difficult, subjective, or complex judgements. These judgements necessarily involve assumptions or estimates, which relate to matters that are inherently uncertain. An explanation of these policies and the related judgements and estimates involved are set out below. Management has discussed the development and selection of the critical accounting policies with the Board Audit Committee.

Provisions for bad and doubtful debts

Provisions for bad and doubtful debts are established by management to cover credit losses inherent in the credit portfolio. For details of how we manage credit risk refer to the discussion in the section titled ‘Credit risk’.

We perform periodic and systematic reviews of our transaction managed loan portfolio to identify and estimate any inherent risks and assess overall collectability. A debt is considered doubtful when a borrower’s financial position or capacity to repay the debt, or the inadequate value of underlying security, means that there is a greater than 50% probability of loss of principal or interest outstanding.

Specific provisioning

Specific provisions are raised to cover all identified doubtful debts where the aggregated exposure is at least $100,000 and the expected loss is greater than $20,000. The calculation of specific provisions is based on the difference between the customer’ aggregate exposure and estimated net recovery value in accordance with the APRA prudential standards.

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

As at 30 September 2004, total provisions for bad and doubtful debts were $1,724 million (2003 $1,554 million) representing 0.91% (2003 0.94%) of loans and acceptances. Of the total provision for 2004, $1,487 million (2003 $1,393 million) represented the general provision and $237 million (2003 $161 million) represented the specific provisions.

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

This covers the majority of derivative positions both in terms of trade numbers and value. In particular, all rates used for valuing interest rate and cross-currency swaps are sourced independently of dealers, as are rates used for valuing government, semi-government and most corporate bonds. Where reliable and timely independent sources of rates are not available rates are sourced from dealers and then subject to a monthly review by the Revaluation Committee (which comprises members of the Trading Risk Management unit who are independent from the originator of the transaction). In some cases this review is supplemented by random intramonth checks. The types of rates not sourced independently on a daily basis consists of some corporate bond yields, spreads for credit derivatives, floating rate notes and mortgage and asset-backed securities, long dated equity option volatilities, currency option implied volatilities and energy derivative rates (swaps and options). In conducting the monthly review, the Revaluation Committee considers indicative rates sourced from other sources (such as the brokers, banks and AFMA), movements in the rates month on month and also the materiality of the impact of changes in rates on the profit/loss of the trading position.

As at 30 September 2004, the market value of trading securities held was $9,698 million. The notional amount of trading derivatives outstanding as at 30 September 2004 was $821,455 million.

We believe the judgements and estimates used are reasonable in the current market, however, a change in these judgements and estimates would lead to different results and future market conditions may vary from those expected.

Investment securities

Our investment securities are carried at cost or at cost adjusted for premium or discount amortisation. Losses related to permanent diminution in value of our investment securities are recognised in the statement of financial performance. Under US GAAP our investment securities are generally classified as available-for-sale securities as defined by SFAS 115 Accounting for Certain Investments in Debt and Equity Securities, refer note 45 to the financial statements.

In determining the recoverable amount of investment securities, the period of time over which we intend to hold the securities is taken into consideration. The recoverable amount of our investment securities and their market values, where possible, are based on quoted market prices, manager quotes or on dealer quotes. For certain investment securities, where there is no active market, other valuation techniques are adopted that take into account changes in the credit standing of the issuer and market interest rates. These valuations involve us making judgements and estimations about future cash flows and potential defaults by issuers or underlying obligors.

As at 30 September 2004, we held investment securities with a carrying value of $3,714 million and a fair value of $3,846 million.

We believe the judgements and estimates used are reasonable in the current market, however a change in these judgements and estimates would lead to different results and future market conditions may vary from those expected.

Goodwill

Goodwill represents the excess of purchase consideration, including incidental expenses associated with the acquisition, over the fair value of the identifiable net assets at the time of acquisition. As at 30 September 2004, the balance of goodwill recorded as an asset on our consolidated statement of financial position as a result of acquisitions was $2,394 million, the most significant amount of which relates to the acquisition of BTFM.

Under Australian GAAP, goodwill is amortised on a straight-line basis over 20 years, representing the minimum period of expected benefits.  If the carrying value of goodwill exceeds the value of the expected future benefits, the difference is expensed to the statement of financial performance. Under US GAAP, effective from 1 October 2002, goodwill is no longer amortised, but tested for impairment. Refer note 45 to the financial statements for further detail. We test our goodwill for impairment on a semi-annual basis or more often if circumstances indicate that there may be impairment.

For the purposes of testing goodwill for impairment under both Australian and US GAAP, we adopt the methodology set out in SFAS 142  Goodwill and Other Intangible Assets. We view our operations on a disaggregated basis, whereby each business unit or reporting unit, is assessed individually. The impairment test is undertaken at the reporting unit level and comprises two steps.

The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill.  In testing the impairment of goodwill relating to our bank acquisitions, we determine the implied market value, being the fair value of the reporting unit having regard to the price/earnings ratios of a range of peer banks. In testing the impairment of goodwill for our recent wealth management acquisitions, an estimate of fair value is determined by reference to assumptions of future cash flows and future earnings potential.  If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired. However, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure is undertaken. That additional procedure compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.

Estimates of future earnings potential involves considerable judgement, including our view on future changes in market conditions and anticipated results of the implementation of business strategies. Adverse changes in these assumptions could result in a goodwill impairment charge in the future.

Carrying value of non-current assets (excluding goodwill)

The carrying value of our non-current assets does not exceed their recoverable amount. Except where otherwise indicated, recoverable amount is determined as the undiscounted amount expected to be recovered from the net cash flows arising from the assets’ continued use and subsequent disposal. Every six months, we review non-current assets for possible impairment indications. If impairment indicators are identified we make an assessment about whether the carrying value of such assets remains fully recoverable. When making this assessment we compare the carrying value to the market value, if available, or the value in use. Determination of the value in use requires us to make assumptions and estimates,  which include expectations of future cash flows generated from continued use of the asset.

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

These judgements are based on management’s assessment of conditions as at the date of the financial statements. The provision raised could potentially be understated if factors affecting these judgements change.

Superannuation

We have adopted the principles of International Accounting Standard (IAS) 19 Employee Benefits in accounting for our superannuation (pension) commitments. In respect of defined benefit schemes the application of IAS 19 requires an actuarial determination of the present value of the schemes’ liabilities and the determination of the current market value of the schemes’ assets. IAS 19 is relatively similar to the equivalent US accounting standard SFAS 87.

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

Financial assumptions are based on market expectations, at the balance date, for the period over which the pension obligations are to be settled. The discount rate is based on the rate of return on high quality fixed income investments. We consider that AA or Aa rated corporate bonds are appropriate. The long term expected rate of return on scheme assets reflects the current and expected asset allocation and our current expectations of returns for each asset class. Future salary levels reflect our current expectation of future salary increases, and include allowance for inflationary and promotional salary increases.

In 2004, our principal defined benefit scheme in Australia, the Westpac Staff Superannuation Plan, had total assets of $2,078 million available to meet future benefit payments of $1,940 million.

Changes to demographic assumptions and unexpected future market, interest rate or inflation movements, or changes to taxation could significantly impact the value of scheme assets and liabilities and hence significantly impact the value of the pension prepayment and pension expense.

Related party disclosures

Details of our related party disclosures are set out in note 40 to the financial statements and details of directors’ Interests in securities are set out in note 41. The related party disclosures relate principally to transactions with our Directors and Director-related parties as we do not have individually significant shareholders and our transactions with other related parties are not significant.

As an ADI and applying the ASIC Class Order 98/110 (the Class Order) we are exempt, subject to certain conditions, from the requirement to disclose the details of certain loans or financial instrument transactions made to related parties (other than specified directors and executives and entities controlled or significantly influenced by them) in the ordinary course of our banking business and either on an arm’s length basis or with the approval of our shareholders. The Class Order exemption does not apply to a loan or financial instrument transaction which a director should be reasonably aware that if not disclosed, would have the potential to affect adversely the decision made by users of the financial statements about the allocation of scarce resources. As required by ASIC each year we lodge a statutory declaration, signed by two Directors, confirming that we have appropriate systems of internal controls and procedures in place to provide assurance that any financial instrument transaction of a bank which is not entered into regularly is drawn to the attention of our Directors so that it may be disclosed.

In accordance with the Class Order details of loans to our specified Directors and executives are disclosed in note 41 to the financial statements.

Other than as disclosed in note 41, loans made to specified directors and executives of Westpac and to parties related to them are made in the ordinary course of business on normal terms and conditions (including interest rates and collateral). Loans are made on the same terms and conditions (including interest rates and collateral) as apply to other employees and certain customers in accordance with established policy. These loans do not involve more than the normal risk of collectability or present any other unfavourable features.

Overview of performance

	2004	2003	2002
	$m	$m	$m
Net interest income	4,755	4,326	4,205
Non-interest income	3,255	3,004	2,919
Net operating income	8,010	7,330	7,124
Operating expenses	(3,940)	(3,763)	(3,895)
Amortisation of goodwill	(164)	(163)	(100)
Bad and doubtful debts	(414)	(485)	(461)
Profit from ordinary activities before income tax expense	3,492	2,919	2,668
Income tax expense	(913)	(728)	(471)
Net profit attributable to outside equity interests	(40)	(8)	(5)
Net profit attributable to equity holders	2,539	2,183	2,192
Earnings per share (cents): Basic	129.2	115.6	118.3
Earnings per share (cents): Fully diluted	127.7	115.3	117.9

Overview of performance

Net profit attributable to equity holders was $2,539 million in 2004, an increase of $356 million, or 16% over 2003. The 2003 net profit attributable to equity holders decreased $9 million from $2,192 million to $2,183 million. The 2004 result was driven by strong growth in revenue and modest expense growth, coupled with continued benign credit conditions. Business and consumer banking contributed $185 million of the increase in net profit attributable to equity holders in 2004, BT Financial Group contributed $26 million, Westpac Institutional Bank contributed $97 million and New Zealand Banking contributed $60 million, while the Other segment decreased by $12 million. The 2003 result reflects robust household credit growth, additional fee income from our recent wealth management acquisitions and a turnaround in the performance of financial markets in our Institutional Bank. The slight fall in 2003 compared with 2002, was due to a number of significant items in the 2002 result, which are discussed in further detail throughout the statement of financial performance review. In 2003, the increase/(decrease) to net profit attributable to equity holders for each business unit was: ($558) million from Business and Consumer Banking which includes the profit on sale of the Australian AGC business in 2002; $81 million from the Institutional Bank; ($59 million) from New Zealand Banking, which included the profit on sale of the New Zealand AGC business in 2002; $171 million from BT Financial Group (BTFG) which includes the acquisition of wealth management businesses in 2002 and 2003; and Other segment increased $356 million, which included a number of large write-downs in 2002.

Net interest income was $4,755 million in 2004, an increase of $429 million on 2003, which was an increase of $121 million on 2002. This increase in 2004 reflects a continuation of strong growth in lending balances, an increase in deposit balances, partially offset by a decline in net interest margins. Average interest earning assets increased 14%, average deposits increased 11% and net interest margins decreased 9 basis points to 2.53%. Growth in household lending slowed from the high levels experienced in 2003 as growth in the housing property market eased, while market competition increased from both new entrants and existing market participants. The increase in net interest income in 2003 was driven by strong lending growth, particularly in housing, however, this was partly offset by compression in net interest margins from an increasingly competitive housing lending market. 2002 included $316 million relating to the divested AGC business, which was not fully replaced through our wealth management acquisitions (BTFM in 2003 and RAAM in 2002).

Non-interest income was $3,255 million in 2004, an increase of $251 million on 2003, which was an increase of $85 million on 2002. This increase was due to growth in fees from our wealth management and Institutional banking businesses. Fee income from our Australian retail banking franchise was flat on 2003, reflecting reduced credit card interchange income following the implementation of the Reserve Bank of Australia credit card reforms in November 2003. The decline in interchange income was offset by strong fee growth across the rest of the balance sheet and active product management. Non-interest income growth was also constrained by a weaker performance from our financial markets business. In 2003, net fees and commissions benefited from strong volumes in our core retail products, increased transaction activities and active product management. In addition, we benefited from higher trading income from the Institutional Bank following a significantly improved financial markets performance and a contribution from the acquired wealth management businesses. 2002 includes several non-recurring items discussed further in the statement of financial performance review.

Operating expenses were $3,940 million, an increase of $177 million on 2003, which was a decrease of $132 million compared with 2002.  The increase in 2004 is primarily due to higher personnel costs including the 4% Enterprise Development Agreement increase in October 2003, increased short term incentives; additional FTE staff as we grew the number of customer facing positions to help capitalise on market opportunities; and in-sourcing of certain functions. In 2003, growth in expenses was attributable to higher superannuation costs from the adoption of IAS 19 in relation to our defined benefits funds, an increase due to the appreciation of the New Zealand dollar against the Australian dollar, and a change in the composition of our business following the divestment of AGC and acquisition of wealth management businesses. In 2002, we incurred a number of significant charges that were not repeated in 2003 and 2004, discussed further in the statement of financial performance review.

Bad and doubtful debts were $414 million for 2004, a decrease of $71 million over 2003, which was an increase of $24 million over 2002.  The lower bad and doubtful debts charge in 2004 was due to: a lower level of stressed loans, largely from the improved credit quality of the Institutional Bank’s portfolio; the benign credit environment; and lower dynamic provisioning factors following a review of our loss given default experience and the quality of security held in our business banking portfolios in Australia and New Zealand. This was partially offset by the increase in general provision resulting from the growth in our loan book. The increase in 2003 was due to increased dynamic provisioning due to loan growth and the rebuilding of the equipment finance book, partially offset by lower specific provisions and write-offs following the disposal of AGC in May 2002.

During the 2002 calendar year, as described in the ‘Recent developments’ section, we completed the acquisitions of BTFM (October 2002), RAAM (June 2002) and Hastings (October 2002). In addition, in May 2002 we sold AGC. The results of these businesses are reflected in the above table, and, where material, are mentioned in the following analysis.

Basic earnings per share (EPS) for 2004 were 129.2 cents, compared with 115.6 cents in 2003 and 118.3 cents in 2002. Diluted earnings per share for 2004 were 127.7 cents, compared with 115.3 cents in 2003 and 117.9 cents in 2002.

Statement of financial performance review

Net Interest income

	2004	2003	2002
	$m	$m	$m
Interest income	12,939	10,885	9,789
Interest expense	(8,184)	(6,559)	(5,584)
Net interest income	4,755	4,326	4,205
Increase/(decrease) in net interest income
Due to change in volume	609	400
Due to change in rate	(180)	(279)
Change in net interest income	429	121

Net interest income was $4,755 million in 2004, an increase of $429 million on 2003, which was an increase of $121 million on 2002.

This includes a $27 million contribution in 2003 relating to the acquisition of wealth businesses and $316 million relating to the operations of the divested AGC business in 2002.

In 2004, net interest income grew due mainly to the growth in average interest earning assets of 14% (2003 12%). This has resulted from continued strength in mortgage lending (although with some declines in market share) and above market growth in business lending. The household credit market eased as the demand for residential property slowed in 2004 following record high levels in 2003. In addition, we saw an increase in average deposits, up 11% in 2004 (2003 19%). We also saw strong growth in lending in the Institutional Bank as strong demand emerged from our customers both for direct and bridging facilities.

The increase in net interest income is offset by a decline in net interest margin (9 basis points) on the prior corresponding period while net interest spread fell 12 basis points. Key factors influencing net interest spread during the period included:

•                  spread erosion on our key asset products, particularly the increasingly competitive variable rate mortgage product suite and credit cards.  The decline in spread was exacerbated by the delay in repricing the variable interest loan book following official cash rate increases in Australia in November and December 2003;

•                  continued migration in the composition of our portfolio to lower margin products, particularly in our deposit and cards products; and

•                  a higher proportion of loans being funded through wholesale funds in 2004.

Offsetting the decline in net interest spread were improved returns on non-interest bearing liabilities and equity (3 basis points) following interest rate increases in Australia and New Zealand since September 2003.

In 2003 and 2002, margins were impacted by an increasingly competitive market and a number of structural changes in our business including:

•                  the divestment of the higher margin AGC consumer finance business in May 2002;

•                  a slight contraction in product margins in our Australian and New Zealand banking franchise in 2003;

•                  the change in financing the bill acceptance portfolio in 2002;

•                  improved margins from a lower cost of funds in our offshore business (excluding New Zealand) in 2003 due to lower cost of funds; and

•                  a reduced benefit from free funds due to lower interest rates in 2002, lower growth in free funds relative to overall balance sheet growth, and a significant increase in non-interest earning assets following the acquisition of BTFM in the 2002 calendar year.

Australia

Australia’s net interest spread fell 15 basis points to 2.03% and net interest points to 2.39% in 2004. The fall was due to margin fell 16 basis further compression in key products spreads from increasing competition and a delay in re-pricing the variable interest loan book following official cash rate increases in Australia. A shift in our portfolio toward lower margin products and a higher proportion of loans being funded through wholesale funds also led to a decline in net interest margins. In 2003, Australia’s net interest spread fell 29 basis points and net interest margin fell 26 basis points compared to 2002 due to the divestment of the higher margin AGC business and ongoing margin compression in our key products.

New Zealand

New Zealand’s net interest spread fell 4 basis points to 2.55% and net interest margin fell 2 basis points to 2.93% in 2004. Net interest margin fell marginally due to compression in product spreads from increasing competition and a shift in the portfolio toward lower margin products, following official cash rate increases New Zealand. This was partly offset by improved returns on non-interest bearing liabilities and equity following the interest rate rises.

In 2003, net interest spread fell 26 basis points and net interest margin fell 13 basis points. Interest spreads fell due to margin compression in our key products.

Offshore net interest margin other than in New Zealand remained constant in 2004.

Interest spread and margin

	2004	2003	2002
	$m	$m	$m
Group
Net interest income	4,755	4,326	4,205
Tax equivalent gross up(1)	222	197	139
Net interest income (including gross up)	4,977	4,523	4,344
Average interest earning assets (excluding impaired loans)	195,865	172,183	153,715
Average impaired loans	594	567	728
Average interest bearing liabilities	178,557	156,925	140,520
Average net non-interest bearing liabilities and equity	17,902	15,825	13,923
Interest spread on productive assets(2)	2.13%	2.25%	2.48%
Impact of impaired loans	(0.01)%	(0.01)%	(0.02)%
Interest spread(3)	2.12%	2.24%	2.46%
Benefit of net non-interest bearing liabilities and equity(4)	0.41%	0.38%	0.35%
Net interest margin(5)	2.53%	2.62%	2.81%
On a geographical basis, interest spread and margins were:
Australia
Interest spread on productive assets(2)	2.04%	2.18%	2.48%
Impact of impaired loans	(0.01)%	0.00%	(0.01)%
Interest spread(3)	2.03%	2.18%	2.47%
Benefit of net non-interest bearing liabilities and equity(4)	0.36%	0.37%	0.34%
Net interest margin(5)	2.39%	2.55%	2.81%
New Zealand
Interest spread on productive assets(2)	2.55%	2.59%	2.85%
Impact of impaired loans	0.00%	0.00%	0.00%
Interest spread(3)	2.55%	2.59%	2.85%
Benefit of net non-interest bearing liabilities and equity(4)	0.38%	0.36%	0.23%
Net interest margin(5)	2.93%	2.95%	3.08%
Other overseas
Interest spread on productive assets(2)	0.77%	0.85%	0.41%
Impact of impaired loans	0.00%	0.00%	(0.01)%
Interest spread(3)	0.77%	0.85%	0.40%
Benefit of net non-interest bearing liabilities and equity(4)	0.20%	0.12%	0.25%
Net interest margin(5)	0.97%	0.97%	0.65%

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

(5)          Net interest margin is calculated by dividing net interest income (including tax equivalent gross up) by average interest earning assets.

Non-interest income

	2004	2003	2002
	$m	$m	$m
Net fees and commissions	1,742	1,697	1,596
Trading income	399	409	274
Wealth management operating income	869	761	346
Other income	245	137	703
Total non-interest income	3,255	3,004	2,919

Non-interest income for 2004 was $3,255 million, an increase of $251 million on 2003, which was an increase of $85 million on 2002. These results include $232 million in relation to the acquired wealth management businesses in 2003 ($28 million in 2002) and $49 million of AGC income in 2002.

In 2004, the increase has been driven by our wealth management and our investment banking businesses. The wealth management operations contributed a significant increase in fee income as investment performance lifted funds under management and from improved life insurance claims experience compared to 2003. We also experienced significant fee growth from the Institutional Bank’s Specialised Capital Group, following a strong year from the private equity business and increased growth in the alternative asset sector. In 2003, non-interest income benefited from stronger fees and commissions from strong volumes in key product areas, active product management and increased fees from our newly acquired wealth businesses. The 2002 result includes several large items comprising: a profit of $751 million on the sale of AGC; $142 million charge relating to a change in accounting treatment for our wealth management business; and an unrealised loss of $149 million on investment securities.

In 2004, net fees and commissions increased $45 million compared with 2003 and net fees and commissions increased $101 million in 2003 compared with 2002. The Institutional Bank has been a major contributor to fee growth with the Specialised Capital Group performing strongly in 2004. This reflects strong performances from the private equity business and increased growth in alternative assets. Fee income from our Australian retail banking franchise was flat on 2003, reflecting reduced credit card interchange income following the implementation of the Reserve Bank of Australia credit card reforms in November 2003, offset by fee growth across our suite of products due to increased volumes and active product management. In 2003, net fees and commissions were higher due to stronger volumes in key products, particularly residential mortgages and deposits, heightened transaction activity driven by new product launches (including the ‘Altitude’ credit card rewards program), successful marketing campaigns and active product management.

Trading income was $399 million in 2004, a decrease of $10 million on 2003, which was an increase of $135 million on 2002. In 2004, trading income fell due to a weaker contribution from the Financial Markets business. Financial markets trading income fell $30 million due to a weaker contribution from foreign exchange and interest rate trading and the impact of the weaker US dollar on US dollar earnings. The 2003 increase was due to an improved performance by our Institutional Bank compared to a weaker 2002, following the development of new fee based revenues from innovative debt securities and an increase in corporate debt activity.

Wealth management operating income increased $108 million in 2004, compared with $415 million in 2003. In 2004, a significant increase in fee income from our wealth management operations as stronger markets improved investment performance lifting funds under management and from an improved life insurance claims experience. The increase in 2003 reflects improved investment performances as equity markets recovered, growth in life and risk insurance in force premiums and the stemming of retail outflows in the latter part of the year. 2003 also included a contribution from the newly acquired wealth businesses. In 2002, we incurred a $142 million charge associated with a change in the accounting treatment for our wealth business, discussed further under the wealth management operating income section.

Other income was $245 million in 2004, an increase of $108 million on 2003, which was a decrease of $566 million on 2002. In 2004, the increase relates to the net hedging benefit of our overseas operations, increased income from property sales and a contribution from Epic  ($27 million), representing four months of income following the consolidation of Epic in June 2004, as discussed in the ‘Significant developments’ section. In 2003, other income was lower largely due to $52 million relating to the net cost of hedging of our overseas operations. 2002 includes a number of large items including: the profit on sale of AGC ($751 million); the unrealised loss on investment securities ($149 million); and the write-down of our investment in stockbroking business, Hartleys Limited (now known as JDV Limited) ($16 million).

Wealth management operating income

	2004	2003	2002
	$m	$m	$m
Operating income	869	761	607
Change in excess of net embedded value over net assets of life insurance controlled entity before tax	—	—	(261)
Wealth management operating income	869	761	346

Wealth management operating income for 2004 was $869 million, an increase of $108 million over 2003, which was an increase of $415 million compared with 2002. The 2002 result includes a number of significant items, which are discussed below.

In 2004, wealth management income growth was attributable to the following factors:

•      stronger equity markets compared to 2003 and improved relative investment performance, which has led to stronger investment returns across all funds. Our Australian equities fund returned 2.1% above benchmark over the last year;

•      retail net outflows of $1.1 billion in 2004 compared to $4.2 billion in 2003 ($3.1 billion improvement) reflected above benchmark returns and improved research house ratings;

•      significant growth across the Wrap product, closing at $13.8 billion, a 44% increase on 2003. Corporate Superannuation has experienced strong growth with Funds Under Administration reaching $3.5 billion, up 28%;

•      in force premium growth of $10 million or 4% and favourable claims experience has delivered 17% growth in life insurance income over 2003;

•      margin lending increased net interest income by $5 million to $45 million reflecting higher margins and volumes. Partly offsetting the increase in net interest income was a reduction in interest income from our annuity business and lower investible capital; and

•      broking income rose by $5.6 million on 2003, with trading volumes up 25%.

In 2003, wealth operating income includes the contribution of the acquired wealth management businesses, BTFM and RAAM, discussed further in the ‘Significant developments’ section of this report. In addition, growth in operating income reflected:

•      continued strong growth in life and risk insurance in-force premiums which increased 24% compared with 2002; and

•      relative improvements in the investment returns generated by positive growth in equity markets.

This was partially offset by anticipated redemptions from BTFM and RAAM managed funds during the months following acquisitions, due to cautionary ratings applied by research houses and asset consultants. A turnaround in investment performance also assisted in reduced outflows over the second half of the year.

In 2002, our wealth management business was restructured and moved to an accrual accounting basis. The impact of this change was to no longer recognise the embedded value uplift (EV) in our wealth business in accordance with AASB 1038 Life Insurance. Additionally we changed our accounting policy in respect of acquisition expenses, such that acquisition expenses for profitable business are deferred and amortised over the duration of the product or policy sold. The impact in 2002 of these changes included: $261 million for EV recognised in prior years, and $119 million in respect of deferred acquisition costs now recognised.

Operating expenses

	2004	2003	2002
	$m	$m	$m
Salaries and other staff expenses	1,988	1,836	1,829
Equipment and occupancy expenses	607	596	589
Other expenses	1,345	1,331	1,477
Total operating expenses	3,940	3,763	3,895
Productivity ratio(1)	4.03	3.99	3.90
Total operating expenses to operating income ratio	49.2%	51.3%	54.7%

(1)          Net operating income/salaries and other staff expenses

Operating expenses in 2004 were $3,940 million, an increase of $177 million on 2003, which was a decrease of $132 million on 2002.

The 2003 result includes $283 million (2002 $25 million) relating to the operations of RAAM and BTFM and 2002 includes $94 million relating to the sold AGC business. The 2002 result also includes a number of significant items, which are discussed below.

The increase in operating expenses in 2004 was driven mainly by higher personnel costs from: higher FTE staff levels; a 4% Enterprise Development Agreement increase in October 2003; increased short term incentives reflecting a strong performance by many businesses during the year and the in-sourcing of certain functions. In 2004, operating expenses includes the consolidated expenses of Epic ($22 million), which was acquired on 2 June 2004 and $3 million related to the consolidation of certain managed investment schemes by Westpac Life Insurance Services Limited. Partially offsetting the increase were a $6 million credit for the effect of changes in the average NZ$ exchange rate between 2004 and 2003 and the inclusion of a full 12 months of BTFM expenses (BTFM was acquired in October 2002 and only included 11 months of BTFM expenses).

In 2003, expense growth was influenced by a change in the composition of our business following the acquisition of wealth businesses

(2002 and 2003) and the divestment of AGC in 2002. Other factors contributing to expense growth in 2003 include:

•                  a $77 million charge following the adoption of IAS 19 in relation to our defined benefit superannuation funds in 2002;

•                  a $44 million increase due to the appreciation of the New Zealand dollar against the Australian dollar;

•                  additional expenses associated with extracting further synergies from the integration of our wealth management acquisitions; and

•                  investments in the ‘Align’, ‘Reach’ and ‘Pinnacle’ programs aimed at delivering further productivity improvements in the medium term.

In 2002, operating expenses included the following large items totaling $443 million: a superannuation charge ($221 million), outsourcing costs ($136 million) and wealth integration expenses ($86 million).

Salaries and other staff expenses in 2004 were $1,988 million, an increase of $152 million compared with 2003, which was an increase of $7 million over 2002. The increase in 2004 includes higher personnel costs driven by: increased FTE staff levels; a 4% Enterprise Development Agreement increase in October 2003; and increased short-term incentives reflecting a strong performance by many of the businesses during the year; and the in-sourcing of certain functions. These increases were partly offset by initiatives to manage staff numbers including a restructure of our internal technology operations, call centre operations and continued efficiencies from improved work practices. In addition, personnel expenses were impacted by $13 million in performance incentives related to activities carried out by Westpac’s private equity business and $11 million of restructuring costs related to the reconfiguration of our Institutional Bank sales force. In 2003 expenses grew following higher superannuation amortisation expense ($77 million) due to the adoption of IAS 19; increased staff expenses due to the acquired wealth businesses; and increased variable remuneration in our Institutional Bank in line with an improved performance in 2003. The decrease in 2002 was largely as a result of continuing outsourcing and restructuring initiatives focused on streamlining our non-customer facing areas.

The number of FTE increased by 233 to 27,013 in 2004 (2003 26,780, 2002 24,776). The number of FTE increased as we grew the number of customer facing positions to help capitalise on market opportunities and following the in-sourcing of certain operational functions. The increase in 2003 includes 1,132 staff due to the acquisition of BTFM. In 2002, the divestment of AGC reduced FTE by 1,200 and the acquisition of RAAM contributed an additional 178 FTE.

Equipment and occupancy expenses were $607 million in 2004 compared with $596 million in 2003 and $589 million in 2002. The trend reflects initiatives to optimise the use of our distribution network and other premises.

Other expenses for 2004 were $1,345 million, an increase of $14 million compared with 2003, which decreased by $146 million over 2002. The 2002 result includes $222 million relating to outsourcing and integration costs mentioned previously.

Expense containment continued to be a key priority, as demonstrated by our operating expenses to operating income ratio of 49.2%

(2003 51.3%, 2002 54.7%).

Bad and doubtful debts

	2004	2003	2002
	$m	$m	$m
Bad and doubtful debts	414	485	461
Total bad and doubtful debt charge to average loans and acceptances (basis points)	47	31	33

The charge for bad and doubtful debts decreased by $71 million in 2004 to $414 million. The 2003 charge of $485 million was an increase of $24 million over 2002. The 2004 charge represents 23 basis points of average gross loans and acceptances, 8 basis points lower than 2003 and 10 basis points lower than 2002.

The lower charge resulted from a lower level of stressed loans, the benign credit environment and lower dynamic provisioning factors following a review of our loss given default experience and the quality of security held in our business banking portfolios in Australia and New Zealand. The growth in the general provision reflects the growth in our loan book rather than any credit outlook concerns. Total committed exposures increased by 14% on the prior corresponding period to $302,654 million, while stressed loans as a percentage of total commitments decreased by 21 basis points from September 2003 to 79 basis points at September 2004.

The charge for bad and doubtful debts from dynamic provisioning fell $149 million compared to the prior year. This reflects a $27 million benefit from revised dynamic provisioning factors in 2004 and the reclassification of dynamic provisioning balances related to several large exposures in the Institutional Bank as specific provisions or reductions in dynamic provisioning as several credit exposures were upgraded or were repaid. The lower dynamic provisioning charge was largely offset by higher specific provisions, with increased provisioning coverage on two existing impaired exposures, and lower write-backs of existing specific provisions. Specific provisioning coverage remains appropriate for the underlying risks with specific provisions as a percentage of impaired assets at 35% as at 30 September 2004, up from 26% as at 30 September 2003.

The increased charge in 2003 was a result of higher dynamic provisioning due to loan growth and the rebuild of the equipment finance portfolio following the sale of AGC in May 2002. The overall higher dynamic provisioning charge in 2003 was partially offset by lower specific provisions and lower direct write-offs compared to 2002. One of the major factors in this trend has been the divestment of the higher risk AGC consumer finance business in May 2002. The 2002 increase was predominantly due to a small number of downgrades in our corporate book and write-offs in consumer and personal lending products.

The 2002 result included $101m relating to the divested AGC business. Excluding this, 2003 bad and doubtful debts increased by

$125 million or 35% over 2002.

Income tax expense

	2004	2003	2002
	$m	$m	$m
Income tax expense	913	728	471
Tax as a percentage of profit from ordinary activities before tax (effective tax rate)	26.1%	24.9%	17.7%

Income tax expense for 2004 was $913 million, an increase of $185 million over 2003, which was an increase of $257 million compared with 2002. Our effective tax rate in 2004 was 26.1% compared with 24.9% in 2003 and 17.7% in 2002. Our effective tax rates in 2004, 2003 and 2002 were below the official Australian company tax rate of 30% (2003 30%, 2002 30%) due to the impact of lower overseas tax rates and certain non-taxable items including, in 2002, the profit on sale of AGC. The tax expense included a $33 million charge in 2004, a $7 million charge in 2003 and $47 million credit in 2002 in relation to tax recoveries on life insurance policyholders’ earnings.

Statement of financial position review

The detailed components of the statement of financial position are set out in the notes to the financial statements.

As at 30 September	2004	2003	2002
	$m	$m	$m
Assets
Cash and balances with central banks	1,800	1,786	1,669
Due from other financial institutions	9,538	6,035	5,242
Trading and investment securities	13,412	12,449	13,956
Loans and acceptances	188,005	164,261	140,658
Life insurance assets	12,957	10,522	7,566
All other assets	19,367	26,286	21,946
Total assets	245,079	221,339	191,037
Liabilities and equity
Due to other financial institutions	7,071	3,831	4,731
Deposits and public borrowings(1)	146,533	129,071	110,763
Debt issues	36,188	29,970	27,575
Acceptances	5,534	3,788	4,788
Life insurance policy liabilities	10,782	9,896	7,163
All other liabilities	18,223	26,243	21,037
Loan capital	4,431	4,544	4,512
Total liabilities	228,762	207,343	180,569
Total equity	16,317	13,996	10,468
Total liabilities and equity	245,079	221,339	191,037

(1)           Public borrowings balances were only held until 2002 and related to Augusta (1962) Limited (formerly Australian Guarantee Corporation (NZ) Limited).

Assets

Our assets grew by $23.7 billion or 11% during the financial year to $245.1 billion as at 30 September 2004. Discussion on key changes in assets follows.

Amounts due from other financial institutions have increased $3.5 billion to $9.5 billion in 2004 as our holdings of certificates of deposit and placement of interbank collaterialisation deposits grew.

Net loans and acceptances increased by $22.0 billion or 14% to $182.5 billion in 2004. The significant reasons for the increase were:

•                  continued growth in housing finance in Australia and New Zealand. Net of securitisation, housing loans increased by $10.2 billion or 13% in Australia and $3.7 billion or 27% in New Zealand ($1.1 billion or 8% of this increase is due to the strengthening of the NZ dollar);

•                  acceptances of customers increasing $1.7 billion or 46% to $5.5 billion during 2004;

•                  increased lending to the corporate and institutional sector in Australia of $4.2 billion for the year ended 30 September 2004; and

•                  translation of non-housing New Zealand loans resulting in an increase of $1.1 billion due to appreciation of the NZ dollar against the Australian dollar.

Life insurance assets increased by $2.4 billion or 23% to $13.0 billion during 2004 as we consolidated certain managed investment schemes and improved market conditions increased asset values.

All other assets decreased $6.9 billion to $19.4 billion as at 30 September 2004. The majority of the reduction is due to a fall in other financial market assets from market movements in major currencies and interest rates and securities sold not yet delivered. Other financial market assets primarily represent the positive fair value of our trading derivative financial instruments. Securities sold not yet delivered represent the timing difference in settling trades conducted immediately prior to year end.

Liabilities and equity

Our total liabilities as at 30 September 2004 were $228.8 billion, an increase of $21.5 billion from $207.3 billion as at 30 September 2003. Discussion on key changes in liabilities follows.

Funding of our asset growth from a $17.4 billion increase in deposits and public borrowings from $129.1 billion in 2003 to $146.5 billion as at 30 September 2004 and increased debt issue raisings of $6.2 billion from $30.0 billion in 2003 to $36.2 billion as 30 September 2004.

All other liabilities have reduced $8.0 billion to $18.2 billion primarily due to reduction in other financial market liabilities from market movements in major currencies and interest rates and securities purchased not yet delivered. Other financial market liabilities primarily represents the negative fair value of our trading derivative financial instruments. Securities purchased not yet delivered represent the timing difference from trade date accounting applied to purchases of trading securities.

Our equity has increased by $2.3 billion or 16% during 2004 to $16.3 billion.

Major movements in equity included the following:

•                  outside equity interests increasing $1.4 billion in 2004 from the consolidation of certain managed investment schemes;

•                  issue of $0.7 billion Trust Preferred Securities (2004 TPS) in April 2004;

•                  redemption of $0.5 billion Trust Originated Preferred Securities (TOPrS) in July 2004;

•                  off market ordinary share buy-back of $0.6 billion in June 2004;

•                  retained profits held net of dividends and other equity distributions paid or provided for increasing $0.9 billion in 2004; and

•                  shares issued through dividend reinvestment plan and employee share purchase and option schemes $0.4 billion in 2004.

Asset quality

As at 30 September	2004	2003	2002
	$m	$m	$m
Loans and acceptances
Loans (excluding total provisions for bad and doubtful debts)	184,195	162,027	137,304
Acceptances	5,534	3,788	4,788
Total gross loans and acceptances(1)	189,729	165,815	142,092

Average loans and acceptances
Australia	144,543	124,271	114,791
New Zealand	30,350	28,540	23,752
Other overseas	2,102	3,018	3,239
Total average loans and acceptances(1)	176,995	155,829	141,782

(1)           Loans are stated before related provisions for bad and doubtful debts.

Total loans represent 75.2% of the total assets of the Group in 2004 compared to 73.2% in 2003 and 71.9% in 2002.

Loans and acceptances increased $23.9 billion or 14.4% to $189.7 billion in 2004, from $165.8 billion in 2003 and $142.1 billion in 2002.  The increase to 2004 reflects strong growth in residential mortgages plus growth in the business and corporate lending portfolios.

Approximately 25.1% of the loans at 30 September 2004 mature within one year and 19.1% mature between one year and five years.  Real estate mortgage lending comprises the bulk of the loan portfolio maturing after five years.

Our lending is focused on our core geographic markets in Australia and New Zealand. Australian and New Zealand average loans and acceptances increased $22.1 billion or 14.4% to $174.9 billion in 2004, from $152.8 billion in 2003 and $138.5 billion in 2002 predominantly due to the growth in residential mortgages. Australian and New Zealand average loans and acceptances accounted for 98.8% of the total average gross loans and acceptances in 2004, compared with 98.1% in 2003 and 97.7% in 2002.

Other overseas average loans and acceptances decreased $0.9 billion or 30.4% to $2.1 billion in 2004, from $3.0 billion in 2003 and $3.2 billion in 2002.

As at 30 September	2004	2003	2002
	$m	$m	$m
Impaired assets
Non-accrual assets:
Gross	510	597	648
Specific provisions	(194)	(159)	(266)
Net	316	438	382
Restructured loans:
Gross	171	15	31
Specific provisions	(43)	(2)	(6)
Net	128	13	25
Net impaired assets	444	451	407
Provisions for bad and doubtful debts
Specific provisions	237	161	272
General provision	1,487	1,393	1,162
Total provisions for bad and doubtful debts	1,724	1,554	1,434
Asset quality
Specific provisions to total impaired assets	34.8%	26.3%	40.1%
Total impaired assets to total loans and acceptances(1)	0.36%	0.37%	0.48%
Total provisions to total loans and acceptances(1)	0.91%	0.94%	1.01%
Total provisions to total impaired assets	253.2%	253.9%	211.2%
General provision to non-housing performing loans	1.6%	1.7%	1.7%

(1)          Loans are stated before related provisions for bad and doubtful debts.

We maintain a high quality loan portfolio with 74% of our exposure to either investment grade or secured consumer mortgages (2003 74%, 2002 76%) and 89% of our exposure is in our core markets of Australia, New Zealand and the near Pacific (2003 89%, 2002 84%).

Potential problem loans as at 30 September 2004 amounted to $341m. Loans are considered to be potentially problemic where facilities are fully current as to principal obligations and interest is being taken to profit on an accrual basis but, the customer demonstrates significant weakness in debt service or security coverage that jeopardises repayment of the debt within its current contractual terms.

Total impaired assets as a percentage of total gross loans and acceptances remain at very low levels, 0.36% at 2004, down from 0.37% at 2003, down from 0.48% at 2002. The reduction in total provisions to gross loans and acceptances reflects strong growth in our lower risk residential mortgage book and higher quality lending to business and corporate customers.

Approximately $431 million or 63% of total impaired assets relate to Australian and New Zealand exposures, up from $386 million in 2003 and up from $382 million in 2002. Other overseas impaired exposures are $250 million in 2004, up from $226 million in 2003 and down from $297 million in 2002.

As at 30 September 2004, we had two impaired counterparties with exposure greater than $50 million accounting for 38% of total impaired assets. This compares with one impaired counterparty with exposure larger than $50 million in 2003 and two in 2002, accounting for 26% and 29% of total impaired assets respectively. There were a further 12 impaired exposures that were less than $50 million and greater than $5 million (2003 13, 2002 13).

As at 30 September 2004, gross restructured loans were $171 million, an increase of $156 million compared with 2003, which was a decrease of $16 million compared with 2002. The increase in 2004 was the result of a loan, previously classified as non-accrual in 2003, being restructured during the year ended 2004.

Specific provision coverage of impaired assets has increased to 35% ($237 million) compared to 26% ($161 million) in 2003 and 40% ($272 million) in 2002. The lower specific provisioning coverage in 2003 reflected the write-off of a number of highly provisioned exposures. We are satisfied that our current specific provisioning coverage is appropriate for the underlying risks. Total provisions as at 30 September 2004 represent 253% of impaired assets (2003 254%, 2002 211%).

Consumer mortgage loans accruing and 90 days past due in 2004 increased one basis point to 0.16% of outstandings (2003 0.15%, 2002 0.15%). Other consumer loan delinquencies (including credit card and personal loan products) fell six basis points in 2004 to 0.96% of outstandings (2003 1.02%, 2002 1.07%).

Credit risk concentrations

We monitor our credit portfolio to avoid risk concentrations. Our exposure to consumers comprises 63% of our on-balance sheet loans and 50% of total credit commitments. Almost 84% of our exposure to consumers was supported by residential real estate mortgages. This category also includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are highly diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

Exposures to businesses, government and other financial institutions are classified into a number of industry clusters based on groupings of related ANZSIC codes and monitored against industry exposure boundaries. The level of industry risk is measured and monitored on a dynamic basis. Exposures are actively managed from a portfolio perspective, with risk mitigation techniques used to regularly re-balance the portfolio. The table below shows the assessed credit quality of our current exposures relating to these customers. The risk grades shown are based on Standard and Poor’s credit rating system. Based on these ratings, our exposure to business, government and other financial institution investment grade customers is 64% as at 30 September 2004 (2003 64%).

Assessed credit quality of exposures to businesses, governments and other financial institutions at 30 September	2004	2003
	%	%
AAA, AA	29	26
A	13	14
BBB	22	24
BB, B+	35	34
Lower than B+	1	2
Total	100	100

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

Business and Consumer Banking

	2004	2003	2002
	$m	$m	$m
Net interest income	3,423	3,043	2,977
Non-interest income	1,307	1,298	1,923
Net operating income	4,730	4,341	4,900
Operating expenses	(2,471)	(2,361)	(2,359)
Amortisation of goodwill	(58)	(58)	(58)
Total operating expenses and amortisation of goodwill	(2,529)	(2,419)	(2,417)
Operating profit before bad and doubtful debts and income tax expense	2,201	1,922	2,483
Bad and doubtful debts	(340)	(321)	(367)
Profit on ordinary activities before income tax expense	1,861	1,601	2,116
Income tax expense	(569)	(494)	(451)
Net profit attributable to equity holders	1,292	1,107	1,665

	$bn	$bn	$bn
Deposits	74.7	69.5	61.5
Loans and acceptances	135.2	120.8	102.5
Total assets	138.1	123.3	105.2
Total operating expenses to operating income ratio	52.2%	54.4%	48.1%

Net profit attributable to equity holders for Business and Consumer Banking in 2004 was $1,292 million, an increase of $185 million or 17% compared to 2003, which was a decrease of $558 million or 34% compared to 2002. The decrease in 2003 net profit compared to 2002 is due to the inclusion in the result for 2002 of the $659 million after tax profit from the sale of AGC and $93 million net profit from the operations of AGC, which was sold in May 2002 and a pre-tax charge of $38 million (tax credit $11 million) relating to the expensing of 2002 and prior year capitalised start-up costs associated with outsourcing agreements. Excluding the items related to the sale and operations of AGC and the one off charge for outsourcing costs, net profit in 2003 increased by $197 million or 18% over 2002. The main contributors to the 2004 results were:

Net interest income was $3,423 million in 2004, an increase of $380 million or 12% compared with 2003, which was an increase of $66 million or 2% over 2002. The 2002 result included $282 million of net interest income related to the operations of AGC. Excluding the AGC contribution, net interest income in 2003 increased by $348 million or 13% over 2002. The significant increase in net interest income in both 2004 and 2003 was the result of continued solid growth across all key loan and deposit portfolios and, in 2004, containment of product spread compression.

For the year ended 30 September 2004 mortgage outstandings had grown in 2004 by 12%, cards by 13%, business finance and working capital lending by 15% and deposits by 7%. Total product spread in 2004 contracted by 2 basis points, due to changes in the product mix towards lower margin products and the lag in repricing the variable rate loan book following the RBA rate changes in November and December 2003. Increased spread on deposits, resulting from those rate changes, was offset by compression in margins on mortgages and cards.

Non-interest income for 2004 was $1,307 million, an increase of $9 million or 1% compared with 2003, which was an decrease of $625 million or 33% over 2002. The 2002 result included $662 million before tax profit from the sale of AGC in May 2002 and $44 million of non-interest income related to the operations of AGC. Excluding the AGC income, non-interest income in 2003 increased by $81 million or 7% over 2002.

Non-interest income in 2004 was significantly impacted by the reduction in credit card interchange income which decreased by 30% compared to 2003 as a result of the implementation of the RBA credit card reforms in November 2003. This reduction however, has been effectively offset by a combination of business initiatives and strong underlying growth in the business. The significant items offsetting the reduction in card interchange include, the repricing of the cards reward points program coupled with the launch of the AMEX companion card in March 2004, continued strong revenue growth from the merchant acquiring business, significant fee income growth from the retail deposit portfolio as a result of the fee repricing program (Redpower) which took effect from March 2003 and increases in other lending fee income as a result of continued balance sheet growth in mortgages and business finance. The Redpower fee repricing program aligned our business and consumer loan and deposit pricing structure more closely with that of our competitors.

Operating expenses (excluding goodwill and bad and doubtful debts) for 2004 were $2,471 million, an increase of $110 million or 5% compared with 2003, which was an increase of $2 million or less than 1% compared with 2002. The 2002 result included $80 million of AGC expenses and a pre-tax charge of $38 million (tax credit $11 million) relating to the expensing of 2002 and prior year capitalised start-up costs associated with outsourcing agreements. Excluding these items, operating expenses in 2003 increased by $120 million or 5% over 2002. The increase in operating expenses in both 2004 and 2003 can be attributed to continued investment in BCB’s core strategic projects including the roll-out of our customer relationship management system (Reach), streamlining of origination processes (Pinnacle) and implementation of a common technology platform throughout the Group (One Bank Platform).

Bad and doubtful debts expense for 2004 was $340 million, an increase of $19 million or 6% compared with 2003, which was a decrease of $46 million or 13% over 2002. The 2002 result included bad and doubtful debt charges of $96 million related to the operations of AGC.  Excluding the AGC charges, bad and doubtful debts for 2003 increased by $50 million or 18% over 2002. The moderation in the growth in bad and doubtful debt charges in 2004 compared to 2003 was due to lower growth in write-offs (due to the low interest rate environment and improvements made to credit checking processes in 2003), marginal improvement in debt recoveries (due to continuous improvements made to collection activities and debt sale programs) offsetting in part the increased provisioning required to cover balance sheet growth over the course of 2004.

Income tax expense for 2004 was $569 million, an increase of $75 million or 15% over 2003, which was an increase of $43 million or 10% compared with 2002. This equates to an effective tax rate of 31% in 2004 and 31% in 2003. The effective tax rate exceeds 30% primarily as a result of the non-deductibility of the goodwill amortisation expense.

BT Financial Group

	2004	2003	2002
	$m	$m	$m
Net interest income	75	78	29
Non-interest income	553	493	150
Net operating income	628	571	179
Operating expenses	(378)	(354)	(270)
Amortisation of goodwill	(61)	(60)	(4)
Total operating expenses and amortisation of goodwill	(439)	(414)	(274)
Operating profit before bad and doubtful debts and income tax expense	189	157	(95)
Bad and doubtful debts	—	—	—
Profit on ordinary activities before income tax expense	189	157	(95)
Income tax expense	(54)	(48)	33
Net profit attributable to equity holders	135	109	(62)

	$bn	$bn	$bn
Total assets	15.0	13.9	9.1
Funds under management	43.5	40.5	32.4
Funds under administration	17.3	12.9	2.8
Total operating expenses to operating income ratio	60.2%	62.0%	150.8%

Net profit attributable to equity holders for BTFG in 2004 was $135 million, an increase of $26 million compared to 2003, which was an increase of $171 million over 2002. The increased 2004 result is mostly due to higher non-interest income resulting from improved investment performance, lower than expected claims experience, reduction in retail outflows and significant growth across the wrap product. This was offset by a slight increase in expenses (after adjustment for 12 months of BTFM contribution), mainly due to increased costs aligned with volume growh. The result for 2004 included the effects of a change in our accounting treatment for wealth management during 2002 resulting in a charge to net profit after tax in 2002 of $109 million and integration costs associated with the acquisition of BTFM and RAAM of $60 million after tax. Other notable items included the profit on sale of property management rights in 2002 ($5 million) and the write down in a significant non-controlling shareholding in 2003 ($3 million) and 2002 ($16 million). Further, the 2003 result contains 11 months contribution from BTFM (acquired 31 October 2002).

Net interest income was $75 million in 2004, a decrease of $3 million compared with 2003, which was an increase of $49 million over 2002. This was the result of a reduction in interest returns associated with our annuity business and our investible capital in 2004 and for 2003, a 24% increase over 2002 in average annuity funds under management from the combined impact of sales growth and a lowering of redemption rates. The 2003 result also included the acquired BTFM margin lending book.

Non-interest income for 2004 was $553 million, an increase of $60 million compared with 2003, which was an increase of $343 million over 2002. The major drivers of the 2004 result were:

•                  favourable market conditions compared to 2003 and improved investment performance has contributed to stronger investment returns across all funds. Our flagship Australian equities fund returned 2.11% above benchmark over the last year;

•                  retail net outflows of $1.0 billion in 2004 compared to $4.2 billion in 2003 ($3.2 billion improvement) reflecting the above benchmark returns and improved research house ratings;

•                  significant growth across the Wrap product, closing at $13.8 billion, a 44% increase on 2003. Corporate Superannuation has experienced strong growth with Funds Under Administration (FUA) reaching $3.5 billion, a 28% increase on 2003;

•                  inforce premium growth of $9.7 million or 4% and favourable claims experience has delivered 17% growth in life insurance income over 2003; and

•                  broking income rose by $5.6 million in 2003, driven by an increase in trading volumes of 25%.

The 2003 non-interest income result compared to 2002 included the change in our accounting treatment for wealth management during 2002 which reduced non-interest income by $142 million, income from the acquired businesses of BTFM and RAAM of $232 million (2002 $28 million) and other items mentioned above. The other major drivers were continued growth in life insurance in-force premiums (up 24%), and relative improvements in the investment returns generated by positive equity markets.

Operating expenses (excluding goodwill and bad and doubtful debts) for 2004 were $378 million, an increase of $24 million compared with 2003, which was an increase of $84 million compared with 2002. The 2003 result captured 11 months of BTFM expenses. The increase in expenses includes $8 million of customer administration and support costs aligned with volume growth, $2 million in respect of risk related matters associated with the integration of the back office and $4 million to enhance our internal distribution capability.

The business incurred $9 million in expenses to accelerate the delivery of integration synergies, which have exceeded initial expectations. Synergies of $39 million achieved in 2004 have partially offset the increase in operating expenses over the year.

The increases in 2003 over 2002 include costs associated with integrating the acquired businesses during 2002 of $86 million. Other drivers included increases in redemption volumes during the first half of 2003 and sales growth during the second half, offset by expense savings and efficiency gains through integrating the acquired businesses.

Income tax expense for 2004 was $54 million, an increase of $6 million over 2003, which was an increase of $81 million compared with 2002. This equates to an effective tax rate of 22% in 2004 and 2003. BTFG’s effective tax rates (excluding permanent difference) are generally lower than average due to the transitional tax concessions associated with operating parts of the business through a life company. These tax concessions are due to expire in July 2005 and accordingly we expect the effective tax rate to increase in future periods. The 2002 result included tax credits of $59 million associated with the previously mentioned accounting policy change ($33 million) and integration costs ($26 million).

Westpac Institutional Bank

	2004	2003	2002
	$m	$m	$m
Net interest income	452	423	408
Non-interest income	784	698	358
Net operating income	1,236	1,121	766
Operating expenses	(553)	(472)	(379)
Amortisation of goodwill	(2)	(2)	—
Total operating expenses and amortisation of goodwill	(555)	(474)	(379)
Operating profit before bad and doubtful debts and income tax expense	681	647	387
Bad and doubtful debts	5	(107)	(96)
Profit on ordinary activities before income tax expense	686	540	291
Income tax expense	(204)	(156)	10
Outside equity interests	(3)	(2)	—
Net profit attributable to equity holders	479	382	301

	$bn	$bn	$bn
Deposits	13.9	10.9	12.0
Loans and acceptances	25.5	22.2	21.5
Total assets	48.8	52.2	49.1
Total operating expenses to operating income ratio	44.7%	42.1%	49.5%

Net profit attributable to equity holders for the Institutional Bank in 2004 was $479 million, an increase of $97 million compared to 2003, which was an increase of $81 million over 2002. The main contributors to the 2004 result were the Specialised Capital Group and Debt Capital Markets. The financing book also contributed to the strong result.

Net interest income was $452 million in 2004, an increase of $29 million or 7% compared with 2003, which was an increase of $15 million or 4% over 2002. This was as result of increased financing asset levels in the financing book combined with stable margins over the past two years.

Non-interest income for 2004 was $784 million, an increase of $86 million or 12% compared with 2003, which was an increase of $340 million over 2002. The 2002 result included a fair value adjustment relating to the change in accounting policy on our investment in high yield securities, which amounted to an unrealised loss of $149m. Of this, $192m was reflected as an adjustment in non-interest income. The increase in non-interest income in 2004 was due to revenue growth in the Specialised Capital Group, which was a result of strong performance from the private equity business and the continued growth of the alternative asset sector. Additionally the Debt Capital Markets business grew its income due to an increase in fee income particularly within the Structured Securities business, growth in structured credit transactions and an upward revaluation in the Global Investment Portfolio. The 2003 increase was due to increased fees generated by the financing book and improved Financial Markets volume.

Operating expenses (excluding goodwill and bad and doubtful debts) for 2004 were $553 million, an increase of $81 million or 17% compared with 2003, which was an increase of $93 million or 25% compared with 2002. The increase in 2004 was due to a number of one offs in the result, including $13 million in incentives related to the activities carried out within our private equity business and management provisioning relating to the Institutional Bank’s restructure and the consolidation of Epic. The 2003 increase was a result of investment in business systems and the inclusion of Hastings.

Goodwill amortisation expense for 2004 was $2 million, which is unchanged against 2003. There was no goodwill amortisation in 2002.

Bad and doubtful debts expense for 2004 was a $5 million benefit, a decrease of $112 million compared with 2003, which was an increase of  $11 million over 2002. The 2002 result included a $43 million credit for the fair value adjustment discussed in the non-interest income section above. The decrease in 2004 was due to the benign credit environment, which resulted in significantly fewer specific provisions, the resolution of long standing existing exposures and an improved weighted average risk grade. The decrease in 2003, after adjusting for the $43 million, was as a result of an improving credit environment and fewer specific provisions.

New Zealand Banking

	2004	2003	2002
	$m	$m	$m
Net interest income	804	701	651
Non-interest income	415	353	403
Net operating income	1,219	1,054	1,054
Operating expenses	(588)	(519)	(463)
Amortisation of goodwill	(43)	(39)	(37)
Total operating expenses and amortisation of goodwill	(631)	(558)	(500)
Operating profit before bad and doubtful debts and income tax expense	588	496	554
Bad and doubtful debts	(37)	(45)	(51)
Profit on ordinary activities before income tax expense	551	451	503
Income tax expense	(185)	(146)	(140)
Outside equity interests	(3)	(2)	(1)
Net profit attributable to equity holders	363	303	362

	$bn	$bn	$bn
Deposits	17.4	15.1	14.2
Loans and acceptances	26.4	21.4	18.9
Total assets	27.9	22.5	19.9
Total operating expenses to operating income ratio	48.2%	49.2%	43.9%

Net profit attributable to equity holders for New Zealand Banking in 2004 was $363 million, an increase of $60 million compared to 2003, which was a decrease of $59 million over 2002. The 2002 result included a profit on the sale of the AGC business of $92 million and a profit from AGC operations of $13 million. Excluding this transaction, the main contributors to these results were strong asset growth and improved fee collection.

Net interest income was $804 million in 2004, an increase of $103 million or 15% compared with 2003, which was an increase of $50 million or 8% over 2002. Excluding the impact of foreign exchange movements and AGC operations, net interest income increased by $45 million or 7% in 2004, and $53 million or 9% in 2003. The increase in 2004 was due to housing lending growth and strong growth in business lending and deposit products. Local currency housing outstandings have continued to grow (up 17%) as our market share has increased in a fast-growing market. This growth is a result of improving customer satisfaction and increased staff numbers and the quality of our lending products. The strong volume growth has been partially offset by lower margins across both lending and deposit portfolios. This is in part due to competitive pressures, customers switching into lower margin products and the impact of recent Official Cash Rate (OCR) increases. The increase in 2003 was primarily due to lending growth in housing, complemented by growth in agriculture markets, business lending and net revenue on deposits.

Non-interest income for 2004 was $415 million, an increase of $62 million or 18% compared with 2003, which was a decrease of $50 million or 12% over 2002. Excluding the impact of the sale of the AGC business, normal AGC operations and foreign exchange movements, non-interest income increased by $32 million or 9% in 2004, and $28m or 9% in 2003. The increase in non-interest income in 2004 is due to improved fee collection and a price review. Increased lending and deposit volumes have also had a positive impact on fee income. Similarly, the increase in 2003 was driven by increased fee collection and transactional volumes and by the purchase of BT New Zealand in November 2002.

Operating expenses (excluding goodwill and bad and doubtful debts) for 2004 were $588 million, an increase of $69 million or 13% compared with 2003, which was an increase of $56 million or 12% compared with 2002. Excluding the impact of foreign exchange movements and AGC operations, expenses increased by $28 million or 5% in 2004, and $47m or 11% in 2003. The increase in 2004 is due to increased employee expenses following a number of new business initiatives. These initiatives include increased specialisation of our workforce, increased customer facing staff numbers and longer opening hours. These have seen additional staff numbers across the branches, as well as in specific areas such as small to medium enterprise, rural banking, and private, priority and migrant banking units. The increase in 2003 reflects the costs associated with supporting the BT operations, the shifting of corporate functions and customer-facing staff to Auckland, rebranding costs and the implementation of business review recommendations.

Goodwill amortisation expense for 2004 was $43 million, an increase of $4 million or 10% compared with 2003, which was an increase of $2 million or 5% over 2002. The increase in 2004 is due to NZD exchange rate movements. The increase in 2003 is due to exchange rate movements and the purchase of BT New Zealand.

Bad and doubtful debts expense for 2004 was $37 million, a decrease of $8 million or 18% compared with 2003, which was a decrease of $6 million or 12% over 2002. Excluding the impact of foreign exchange movements, bad and doubtful debts decreased by $11 million or 24% in 2004, and $3 million or 7% in 2003. The decrease in 2004 is due to increased recoveries from enhanced exposure management and an improvement in the quality of loans written. This was partially offset by increased bad debt provisioning relating to strong credit growth during the year. The decrease in 2003 is due to increased recoveries.

Income tax expense for 2004 was $185 million, an increase of $39 million or 27% over 2003, which was an increase of $6 million or 4%  compared with 2002. This equates to an effective tax rate of 34% in 2004, 32% in 2003 and 28% in 2002.

Other

	2004	2003	2002
	$m	$m	$m
Net interest income	1	81	140
Non-interest income	196	162	85
Net operating income	197	243	225
Operating expenses	50	(57)	(424)
Amortisation of goodwill	—	(4)	(1)
Total operating expenses and amortisation of goodwill	50	(61)	(425)
Operating profit before bad and doubtful debts and income tax expense	247	182	(200)
Bad and doubtful debts	(42)	(12)	53
Profit on ordinary activities before income tax expense	205	170	(147)
Income tax expense	99	116	77
Outside equity interest	(34)	(4)	(4)
Net profit attributable to equity holders	270	282	(74)

The Other segment comprises Group Treasury, Pacific Banking and Group items. Treasury’s operations are primarily focused on the management of the Group’s interest rate risk and funding requirements. Pacific Banking operations comprise our presence in the near Pacific including including Papua New Guinea and Fiji.

In 2004, net profit in Other segment was down $12 million to $270 million compared to 2003 which was an increase of $356 million compared to 2002.

Operating income fell $46 million to $197 million in 2004 compared to 2003, which represented an increase of $18 million compared with 2002. The decrease in 2004 included a reduction in revenue from a lower level of surplus capital, following the June 2004 share buy-back and a decrease in Treasury revenue ($10 million) due to increased wholesale funding rates. In addition, the market revaluation of our Australian/New Zealand dollar cross currency swap hedging our 2004 TPS hybrid security resulted in an unrealised loss of $14 million before tax in 2004. The decrease in operating income was offset in part by a slight increase in revenues from Pacific Banking operations, largely from our currency trading operations in the region. The increase in 2003 compared to 2002 was principally of $18 million due to higher income from Treasury and Pacific Banking, where income growth was supported by stronger trading income in Papua New Guinea and good growth in the lending portfolio.

Operating expenses in 2004 were a $50 million benefit compared with charges of $57 million in 2003 and $424 million in 2002. The translation of earnings from our New Zealand segment into Australian dollars is shown in that segment at the average A$/NZ$ hedge exchange rate. The difference between the actual average exchange rates and the average hedge exchange rates is reflected in the Other segment, and accounts for $49 million of the change in 2004. This compares to an expense of $41 million in 2003, which was a change of $19 million over 2002. In addition, charges to Business segments for the cost of the Group’s equity-based remuneration schemes and other remuneration related recharges increased. In 2002, operating expenses included a significant superannuation charge of $221 million associated with the adoption of the International Accounting Standard for superannuation (IAS 19) and the write-off of capitalised start-up costs of $136 million associated with the outsourcing of technology operations and mortgage processing activities.

The charge for bad and doubtful debts increased $30 million to $42 million in 2004 as a provision was established against a group level counterparty. In 2002, bad and doubtful debts was a credit of $53 million reflecting a decrease in credit provisions following the sale of our finance business, AGC, to GE (refer ‘Significant developments’ section earlier in this report for further details).

Tax credits reduced by $17 million in 2004 following an increase in the general tax provision during the year. The 2003 tax credit was and increase of $39 million due to an increase in tax benefits associated with a higher level of hybrid capital instruments on issue compared with 2002.

Outside equity interest for 2004 was $34 million which was an increase of $30 million compared with 2003, which was steady compared with 2002. The increase in 2004 was due to the consolidation, for the first time, of certain managed investment schemes following a change in industry accounting practice (refer to notes 1(g)(vii) and 38 to the financial statements for further details).

Liquidity and funding

Liquidity

Liquidity risk is the potential inability to meet our payment obligations, which could potentially arise as a result of mismatched cashflows generated by our business. This risk is managed through our Board Risk Management Committee (BRMC) approved liquidity framework.

Responsibility for liquidity management is delegated to our Group Treasury Unit, under oversight of the Market Risk Committee (MARCO). Group Treasury manage liquidity on a daily basis and submit monthly reports to MARCO and quarterly reports to BRMC. Monthly reports are provided to the Australian Prudential Regulation Authority. Group Treasury is also responsible for monitoring our funding base and ensuring that it is prudently maintained and adequately diversified.

Our liquidity risk management framework models our ability to fund under both normal conditions and during a crisis situation (with models run globally and for specific geographical regions – Australia, New Zealand and offshore). This approach is designed to ensure that our funding framework is sufficiently flexible to ensure liquidity under a wide range of market conditions. The global liquidity management framework is reviewed annually to ensure it is appropriate to our current and planned activities. The annual review encompasses the funding scenarios modelled, the modelling approach, wholesale funding capacity, limit determination and minimum holdings of liquid assets. The liquidity framework is reviewed by MARCO and Group Risk Reward Committee (GRRC) prior to approval by BRMC.

Group Treasury also undertakes an annual funding review that outlines the current funding strategy for the coming year. This review encompasses trends in global debt markets, funding alternatives, peer analysis, estimation of our upcoming funding requirements, estimated market funding capacity and a funding risk analysis. The annual funding plan is reviewed by MARCO and GRRC, prior to approval by BRMC.

We maintain a crisis management action plan that details the broad actions to be taken in the event of a funding crisis. This document is reviewed annually by MARCO and defines a committee of senior executives to manage a crisis and allocates responsibility to individuals for key tasks. A media relations strategy, contingent funding plan and detailed contact lists are also incorporated into this document.

Our liquidity risk capital model provides an estimate of liquidity risk capital consistent with measurements of credit, market and operational risk capital. This model measures the risk of loss due to increased costs of ensuring that the demands for cash are met.

Expenses associated with funding and liquidity management are allocated to business units. This approach is intended to promote appropriate behaviours in the organisation and is designed to ensure that pricing signals are consistent with the portfolio management approach.

Sources of liquidity

Our principal sources of our liquidity are as follows:

•                  deposits and public borrowings;

•                  debt issues;

•                  proceeds from sale of marketable securities;

•                  interbank deposit agreement;

•                  principal repayments on loans;

•                  interest income; and

•                  fee income.

In management’s opinion, liquidity is sufficient to meet our present requirements.

Deposits and due to other financial institutions

As at 30 September 2004, deposits amounted to $146.5 billion (2003 $129.1 billion) and represented 64% (2003 62%) of our total liabilities. These borrowings continue to provide a substantial majority of our funding and represent a well-diversified and stable source of funds.

As at 30 September 2004, due to other financial institutions accounted for $7.1 billion (2003 $3.8 billion) and represented 3% (2003 2%) of total liabilities. Due to other financial institutions are taken from a wide range of counterparties. For further information refer note 19 to the financial statements.

Debt issues

As at 30 September 2004, debt issues amounted to $36.2 billion (2003 $30.1 billion) and represented 16% (2003 15%) of our total liabilities.

This year has seen the continuation of a long term trend of lending growth exceeding customer deposit growth. This has seen an increase in funding sourced from wholesale markets and debt issues.

The wholesale funding base is diversified with respect to term, investor base, currency and funding instrument. Facilitating this issuance is an extensive funding infrastructure, covering short and long term debt issuance programmes in a range of key jurisdictions (US market, Euro market, Australian and New Zealand domestic markets) and niche markets (Japanese retail). The risk that a market becomes unavailable (or market pricing increases) is mitigated by our infrastructure and diversification which reduces our reliance on any one funding source and allows us to replace liquidity from a range of other sources/markets. Our wholesale debt issuance capability is enhanced through regular investor presentations (domestically and internationally), internet pages, and a dedicated page on Bloomberg screen service.

We have experienced good funding conditions across our wholesale funding markets over the last year. Demand for our debt issuance has been strong as evidenced by a contraction in our term funding spreads.

As at 30 September 2004 Westpac’s credit ratings were:

	Short term	Long term
Standard & Poor’s	A-1+	AA-
Moody’s Investors Services	P-1	Aa3
Fitch Ratings	F-1+	AA-

A security rating is not a recommendation to buy, sell or hold our securities. Such ratings are subject to revision or withdrawal at any time by the assigning rating agency. Investors are cautioned to evaluate each rating independently of any other rating.

The following table details the current debt programs along with program size and current outstandings as at 30 September 2004:

Westpac debt programmes and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2004:

Program/Issuing Shelf	Outstanding	Program/Issuing Shelf Type
Australia
No Limit	AUD 896 million	Debt Issuance Programme
No Limit	AUD 700 million	Debt Issuance Programme Subordinated Medium Term Notes
No Limit	AUD 2,100 million	Debt Issuance Programme(1)

Euro Market
AUD 2 billion	AUD 18 million	Debt Issuance Programme
USD 2.5 billion	USD 526 million	Euro Transferable Certificate of Deposit Programme
USD 7.5 billion	USD 3,410 million	Euro Commercial Paper Programme(3)
USD 17.5 billion	USD 13,694 million(2)	Programme for the Issuance of Debt Instruments(3)

Japan
JPY 100 billion	Nil	Samurai shelf
JPY 200 billion	JPY 103 billion	Uridashi shelf(4)

United States
USD 10 billion	USD 4,238 million	Commercial Paper Program
USD 5 billion	USD 2,905 million	Commercial Paper Program(5)
USD 5 billion	USD 3,375 million	Medium Term Deposit Notes
USD 1 billion(6)	USD 350 million(7)	Securities Exchange Commission registered shelf

New Zealand
NZD 750 million	NZD 200 million(8)	Medium Term Note Programme
NZD 500 million	Nil	Subordinated Note Programme
NZD 750 million	NZD 175 million	Medium Term Note Programme(9)

(1)          Debt Issuance Programme for the issue of transferable certificates of deposits (TCDs) and medium term notes (MTNs) established 18 July 2002.

Other outstanding issues remain constitued by the Deeds Poll of the Debt Issuance Programme and Debt Issuance Programme Subordinated Medium Term Notes Programme under which the TCDs/MTNs were issued.

(2)          Outstandings are recorded at historical exchange rates (per programme documentation).

(3)          WestpacTrust Securities NZ Limited is also an issuer under this programme.

(4)          Record of the secondary distributions under the Shelf Registration Statement as amended in 2000 and 2002.  JPY 86 billion of the issuing shelf limit remains available.

(5)          WestpacTrust Securities NZ Limited is the sole issuer under this program.

(6)          USD 227 million of the issuing shelf limit remains available.

(7)          Outstanding issuance is a tier 2 instrument.

(8)          Issued by Westpac Banking Corporation New Zealand branch.

(9)          WestpacTrust Securities NZ Limited is the sole issuer under this programme.

An analysis of our borrowings and outstandings from existing debt programs and issuing shelves including the maturity profile, currency and interest rate structure can be found in note 24 to the financial statements.

Marketable Securities

We hold a portfolio of liquid assets as a buffer against unforeseen funding requirements. These assets are held either in government or semi-government securities or investment grade paper. The large majority of these assets are held domestically in Australia and New Zealand. Determination of holding levels takes account of the liquidity requirements of our statement of financial position as well as our wholesale funding capacity. The level of these holdings is reviewed annually.

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

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments. The following table shows our significant contractual cash obligations as at 30 September 2004:

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
	$m	$m	$m	$m	$m
Long term debt(1)	2,851	11,814	6,328	540	21,533
Operating leases(2)	247	345	253	726	1,571
Other commitments(2)	43	22	—	—	65
Total contractual cash obligations	3,141	12,181	6,581	1,266	23,169

(1)          Refer note 24 to the financial statements for details of long term debt issues.

(2)          Refer note 32 to the financial statements for details of expenditure commitments.

The above table excludes deposits and other liabilities taken in the normal course of banking business and short term and undated liabilities. The following table shows our significant commercial commitments(1) as at 30 September 2004:

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
	$m	$m	$m	$m	$m
Standby letters of credit and financial guarantees	1,402	827	98	244	2,571
Trade letters of credit	4	225	1	135	365
Non-financial guarantees	209	1,603	58	682	2,552
Undrawn loan commitments	—	4,904	1,740	2,513	9,157
Other commitments(2)	2,296	588	1,128	753	4,765
Total commercial commitments	3,911	8,147	3,025	4,327	19,410

(1)          Credit equivalents are determined in accordance with APRA risk weighted capital adequacy guidelines (refer note 34 to the financial statements).

(2)          Other commitments included forward purchase of assets, forward deposits, underwriting commitments and credit derivatives.

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

Under Australian GAAP, an SPV is consolidated in the financial statements if it is controlled by the parent entity in line with AASB 1024 Consolidated Accounts and UIG Abstract 28 Consolidation - Special Purpose Entities. The definition of control is based on the substance rather than form and accordingly, determination of the existence of control necessarily involves management judgement.

In the ordinary course of business, we have established or sponsored the establishment of SPVs in various areas, detailed below. Capital is held, as appropriate, against all SPV-related transactions and exposures.

Asset securitisation

Through our loan securitisation programs we package and sell loans (principally housing mortgage loans) as securities to investors. We provide arm’s length interest rate swaps and liquidity facilities to the program in accordance with APRA Prudential Guidelines. We have no obligation to accordance with APRA repurchase any securitised loans, other than in certain circumstances (excluding loan impairment) where there is a breach of representation or warranty within 120 days of the initial sale. We may repurchase loans where they cease to conform with the terms and conditions of the securitisation programs or through the programs’ clean-up features to a maximum of 10% of the programs’ initial value.

To 30 September 2004, a total of $13.3 billion of assets have been securitised through a combination of private placements and public issues to Australian, New Zealand, European and United States investors. After allowing for the amortisation of the initial loans securitised, outstanding securitised loans were $2.2 billion as at 30 September 2004. We receive various fees from the SPV, including servicing fees, management fees and trustee fees, for the provision of administrative services. Total fees received for 2004 were $8.5 million (2003 $12.3 million). All fees are calculated on an arm’s length basis.

For further information on our securitisation programs refer note 1 and note 12 to the financial statements.

Off-balance sheet conduits

We arrange financing for certain customer transactions through a commercial paper conduit that provides customers with access to the commercial paper market. As at 30 September 2004, we administered one significant off-balance sheet conduit (2003 one), that was created prior to 1 February 2003, with commercial paper outstanding of $4.3 billion (2003 $3.7 billion). We provide a letter of credit facility as credit support to the commercial paper issued by the conduit. This facility is a variable interest in the conduit that we administer and represents a maximum exposure to loss of $479 million as at 30 September 2004 (2003 $370 million). The conduit is consolidated under US GAAP.

For further information refer note 45 to the financial statements.

Wealth management activities

We conduct investment management and other fiduciary activities through our wealth management division and specialised funds.  These activities result in the holding or placing of assets on behalf of individuals, trusts, retirement benefit plans and other institutions.  These assets are not our property and are not included in our consolidated financial statements.

As at 30 September 2004, we had approximately $60.8 billion of funds under management and funds under administration (2003 $53.4 billion). As manager of the funds we derive fees based on a percentage of the funds under management. Total funds management income in 2004 amounted to $376 million (2003 $369 million).

For further information on our wealth management activities refer note 1 to the financial statements.

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

Other off-balance sheet arrangements

Our principal defined benefit superannuation (pension) plan, the Westpac Staff Superannuation Plan (the plan), is in surplus and there are no significant deficits in any of our other plans. As at 30 September 2004, the plan had total assets (net market value) of $2,078 million available to meet future benefit payments of $1,940 million. Refer note 33 to the financial statements for further information.

Capital resources

Capital management

We pursue an active capital management strategy focused on increasing shareholder value by integrating capital allocation, performance measurement and incentive compensation. This framework is embedded in our business activities and investment decisions.

Our capital management seeks to find the right balance between the interests of shareholders, regulators and rating agencies. For Westpac, a target capital structure consistent with a ‘double A’ senior debt rating has been chosen as striking the right balance between these interests.

Specific target ratios are based on the outputs of our internal economic capital allocation models, adjusted to take account of rating agency and regulatory requirements. In the longer term we anticipate a greater alignment of the outputs of our internal economic capital models with regulatory requirements to take place under the Basel II framework due to be implemented in full by 2008 (refer to the detailed discussion below).

During the 2004 financial year, the Westpac Board reviewed and endorsed the continuation of the following target capital ranges, which were originally adopted in 2003.

Capital measure	Target ratio
Adjusted common equity as a percentage of Risk weighted assets (ACE/RWA)	4.5 – 5.0%

tier 1 ratio	6.0 – 6.75%

Many of the influences shaping capital adequacy in 2003 (increased investment in insurance and funds management, transition to Basel II and increased regulatory oversight by APRA) remain relevant in 2004. The most significant new development has been APRA’ requirement, effective 1 July 2004, that certain capitalised expenses be treated as intangible assets for prudential purposes. The initial impact on Westpac was $269 million or approximately a 17 basis point deduction from the tier 1 ratio.

APRA has also advised that the final implementation of the Level 3 capital adequacy requirement, originally intended to apply from 1 July 2003, has been delayed to coincide with the final adoption of Basel II in 2008. This decision reflects the significant overlap between Basel II and the economic capital methodologies that have been proposed as the basis of the Level 3 assessment. Level 3 is a measure proposed for groups deemed by APRA to have ‘substantial’ non-banking business, which seeks to assess the capital requirements of the full conglomerate group (including both banking and non- banking activities) in an integrated fashion.

As at 30 September 2004, the tier 1 ratio was 6.9% and ACE/RWA was 4.8%. The level of capital held although slightly below that held as at September 2003 is either within or slightly above our target ranges and is believed by management to be adequate. The capital required to support business growth and maintain target capital ranges was met primarily by the increase in retained earnings. The reduction in capital ratios was largely attributable to share buy-backs undertaken in the second half of the year which were used to return surplus capital to shareholders. The ACE ratio declined from 5.5% as at 30 September 2002 to 5.0% as at 30 September 2003. The primary cause of the decline was the impact of capital deductions associated with the acquisition of the BT Financial Group. As with 2004, normal business growth was funded by the increase in retained earnings.

For further details on capital adequacy refer note 42 to the financial statements.

Adjusted common equity

Tier 1 capital is calculated in accordance with APRA capital adequacy guidelines. The determination of ACE is less prescriptive but generally calculated as tier 1 capital less hybrid equity, investments in non-banking subsidiaries and other equity instruments. The ACE ratio has become the capital measure most frequently used by analysts and rating agencies to assess a bank’s capital strength. Management believes that the ACE ratio capital is widely accepted and is a conservative measure of the amount of ordinary equity that explicitly supports a banking business, deducting the entire investment in non-banking subsidiaries from shareholders equity. As illustrated in the reconciliation below, we do not currently deduct capitalised expenses from our ACE capital as this is a newly introduced APRA deduction that does not impact the substance of our financial strength. The alternative would be to apply the deduction while at the same time reducing our target ACE range by an equivalent amount.  Given the uncertain impact of both Basel II and International Financial Reporting Standards on the determination of capital ratios, we have elected to leave both the calculation of ACE and the target range unchanged until we have a more complete understanding of all the changes likely to impact capital over the next few years.

Adjusted common equity reconciliation

	2004	2003
	$m	$m
Total tier 1 capital	10,879	10,338
Less: hybrid capital (net of excess of 25% of tier 1 capital)	(2,377)	(2,212)
Less: other deductions in relation to non-consolidated subsidiaries	(1,126)	(913)
Add: capitalised expenditure(1)	269	—
Adjusted common equity	7,645	7,213
Risk weighted assets	158,489	142,909
Adjusted common equity to risk weighted assets	4.8%	5.0%

(1)          Capital expenses are deducted in accordance with new APRA guidelines that designate certain capitalised expenses as intangible assets from 1 July 2004.

Basel capital accord

The regulatory limits applied to our capital ratios are consistent with the Bank of International Settlements capital accord, which was first released in 1988. Over the past four years, banks and regulators around the world have been working on an update of the capital accord, known as Basel II. The new accord is scheduled for implementation from 1 January 2007, with the models Westpac intends to use being introduced on 1 January 2008.

Recently finalised, Basel II represents a significant update in the measurement of regulatory capital. Banks are able to choose from three techniques for measuring credit risk according to the relative sophistication of their risk management practices. Basel II also introduces a capital requirement for operational (business) risks with three measurement techniques to choose from. We are targeting compliance with the most sophisticated methods for both credit and operational risk.

APRA will release Australian prudential standards based on Basel II before the end of our financial year ended 30 September 2005. APRA has considerable discretion over the application of Basel II to the banks it regulates and has already announced that Australian banks using the most sophisticated models for credit and operational risk will also be required to hold regulatory capital for the interest rate risk taken in the banking book. The models used to quantify this risk are similar to the models used today for traded market risk.

Ordinary equity

The number of ordinary shares and NZ Class shares on issue has reduced during the period from 1,841 million to 1,831 million. During 2004 a $559 million off-market structured buy-back reduced the number of ordinary shares by 38.5 million. An on-market buy-back of an equivalent proportion of our NZ Class shares is currently underway with 1.1 million NZ Class shares repurchased to date. New equity issuance from the dividend reinvestment plan and employee share and option plans increased shares on issue by 29 million.

Hybrid equity

Following the issue of the US$525 million 2004 TPS and the redemption of the US$322.5 million TOPrS hybrid issue, Westpac has $2.9 billion of innovative equity on issue. This is slightly above the maximum level that the APRA allows for qualifying tier 1 capital purposes. The component of hybrid equity that is in excess of APRA’s innovative equity limit is treated as tier 2 capital for capital adequacy purposes.

NZ Class shares

The Australian Taxation Office has advised us that, as a result of the New Business Tax System (Debt and Equity) Act 2001, Westpac will be subject to franking debits in respect of certain payments in the NZ Class share structure. It is anticipated that franking debits will apply from July 2005. As the change in law affects the NZ Class shares, we have a right to trigger an Exchange Event and exchange NZ Class shares for Westpac ordinary shares. We are considering our position.

Dividends

Our Board of Directors has proposed a final dividend on ordinary shares in 2004 of 44 cents per share, payable on 15 December 2004, which will take the full year dividend on ordinary shares to 86 cents per share (fully franked) an increase of eight cents per share from 78 cents per share (fully franked) in 2003.

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

The Board Audit Committee (BAC) and the Board Risk Management Committee (BRMC) are the subcommittees that are responsible for monitoring risk management performance and controls. For further information regarding the role and responsibilities of these committees, refer to the ‘Corporate governance’ section.

The CEO and executive management team are responsible for implementing the Board approved risk management framework and developing policies, controls, processes and procedures for identifying and managing risk arising from our activities.

Our risk function plays a key role in our risk management framework. It is independent from the business units and reports to the Chief Financial Officer (CFO) and is accountable for the effectiveness of our risk processes. Our risk function is also responsible for the coordination of our response to key regulatory developments and issues affecting risk management.

Independent risk management units operate within each business unit, reporting to the group executive for that unit and the Chief Risk Officer. The business unit head of risk has oversight of the identification and quantification of the particular risks arising from that business and for implementation of appropriate policies, procedures and controls to manage those risks. They also ensure alignment with the Group risk function.

An independent review of management performance is undertaken by our Group Assurance function. This function contains our portfolio risk review unit which is responsible for reviewing credit quality and business risks, assessing credit management process quality, credit policy compliance and adequacy of provisions. Internal audit is responsible for performing an independent evaluation of the adequacy and effectiveness of management’s control of operational risk.

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

Our Board of Directors approves major prudential policies and limits that govern large customer exposures, country risk, industry concentration and dealings with related entities. The Board of Directors delegates approval authorities to the CEO and the Chief Risk Officer, who in turn appoint independent credit officers in each business area. These credit specialists work with line managers to ensure that approved policies are applied appropriately so as to optimise the balance between risk and reward. Our portfolio risk review unit provides independent assessment of the quality of our credit portfolio.

Credit risk arises from customers ranging from individuals to large institutions. Accordingly, two different approaches are used to manage this risk. We use statistical analysis to score customer creditworthiness and payment behaviours for consumer business. We factor and price credit facilities for large commercial and corporate borrowers based on discrete analysis of each customer’s risk Quantitative methods also support these judgements. Under both approaches, all major credit decisions require joint approval by authorised credit and line business officers.

We monitor our credit portfolio to avoid risk concentrations. Our exposure to consumers comprises 63% of our on-balance sheet loans and 50% of total credit commitments. Almost 84% of our exposure to consumers was supported by residential real estate mortgages. This category also includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are highly diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

Exposures to businesses, governments and other financial institutions are classified into a number of industry clusters based on groupings of related ANZSIC codes and monitored against industry exposure boundaries. The level of industry risk is measured and monitored on a dynamic basis. Exposures are actively monitored from a portfolio perspective, with risk mitigation techniques used to regularly re-balance the portfolio. Customer risk grades are based on the Standard and Poor’s credit rating systems. Based on these ratings, our exposure to business, government and other financial institution investment grade customers is 64% as at 30 September  2004 (2003 64%).

For a tabular disclosure of credit quality of exposures to businesses, governments and financial institutions, refer to the section on ‘Asset quality’.

Dynamic provisioning for credit loss

We employ a statistical process called dynamic provisioning to assess the general provision required to cover expected credit losses arising in our credit portfolios. The statistical measures are based on our experience as well as publicly available default data. The process provides for dynamic adjustments to a loss provision pool for changes in the size, mix and quality of the loan book.

For further information on our provisioning for bad and doubtful debts refer to ‘Critical accounting policies’.

Foreign exchange and derivative credit risk management

Foreign exchange and derivative activities expose us to pre-settlement and settlement risk. We use a real time global limits system to record exposure against limits for these risk types. Pre-settlement risk (PSR) is the risk that the counterparty to a contract defaults prior to settlement when the value of the contract is positive. We consider both the current replacement cost and the potential future credit risk in our assessment of pre-settlement risk. We use ‘close out’ netting to reduce gross credit exposures for counterparties where legally enforceable netting agreements are in place. In a close out netting situation the positive and negative mark-to-market value of all eligible foreign exchange and derivative contracts with the same counterparty, are netted in the event of default and regardless of maturity.

Counterparty credit quality

The table below shows the credit quality of our current credit exposure associated with foreign exchange and derivative activities.

The risk grades shown below are based on Standard and Poor’s credit rating system. Based on these ratings, our exposure to investment grade counterparties is 98% as at 30 September 2004 (2003 97%).

Total assessed credit risk as at 30 September	2004	2003
	%	%
AAA, AA	50	48
A	35	31
BBB	13	18
BB and below	2	3
Total	100	100

Counterparty credit risk by industry sector and country of ultimate risk

The table below shows our current credit risk exposure (not including potential future credit risk) by industry sector and by country of ultimate risk.

Current credit risk exposure (net) as at 30 September 2004(1)	Government	Banks	Non-bank financial institutions	Others	Total
	$bn	$bn	$bn	$bn	$bn
Australia	0.1	0.3	0.2	0.1	0.7
New Zealand	—	—	—	0.2	0.2
Europe	—	1.0	0.1	—	1.1
United States of America	—	0.3	0.3	0.1	0.7
Japan	—	—	—	—	0.1
Other	—	0.2	0.1	0.2	0.5
Total	0.1	1.9	0.7	0.6	3.3

(1)          Netting has been applied to counterparties with appropriate netting agreements in legally enforceable jurisdictions.

Credit risk maturity profile and settlement risk

The table below shows the maturity profile of our foreign exchange and derivative credit risk exposure in gross replacement cost terms  (not including potential future credit risk). The gross replacement cost overstates our current credit risk exposure as it ignores the netting benefit of $4.9 billion.

Gross replacement cost as at 30 September 2004	Less than 3 months	Between 3 and 6 months	Between 6 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
Interest rate
Swaps	0.1	—	0.2	0.3	0.8	1.3	2.7
Foreign exchange							—
Forwards	1.8	0.6	0.4	0.1	0.1	—	3.0
Swaps	—	0.1	0.1	0.2	0.6	0.7	1.7
Purchased options	0.2	0.1	0.1	0.1	0.1	—	0.6
Commodities	—	—	—	—	0.1	—	0.1
Equities and credit	—	—	—	—	0.1	—	0.1
Total derivatives	2.1	0.8	0.8	0.7	1.8	2.0	8.2

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

Cross-border outstandings

Cross-border outstandings are loans, placements with banks, acceptances, interest earning investments and monetary assets denominated in currencies other than the borrower’s local currency. They are grouped on the basis of the country of domicile of the borrower or the ultimate guarantor of the risk. The table below excludes irrevocable letters of credit, amounts of which are immaterial.

Our cross-border outstandings to countries that individually represented in excess of 0.75% of Group total assets as at 30 September in each of the past three years, were as follows:

(in $ millions, unless otherwise indicated)	Governments and official institutions	Banks and other financial institutions	Other (primarily commercial and industrial)	Total	Percentage of total assets
2004
United States	1	2,105	1,171	3,277	1.3%
United Kingdom	—	1,701	478	2,179	0.9%
Netherlands	—	1,857	168	2,025	0.8%
2003
United States	1	2,125	1,095	3,221	1.5%
2002
United States	4	2,059	1,377	3,440	1.8%
United Kingdom	—	2,348	827	3,175	1.7%
Netherlands	—	1,957	331	2,288	1.2%

Impaired assets among the cross-border outstandings were $188 million as at 30 September 2004 (2003 $212 million, 2002 $81 million).

Market risk

Market risk is the potential for losses arising from adverse movements in the level and volatility of market factors such as foreign exchange rates, interest rates, commodity prices and equity prices.

The management of market risk arising from the financial markets trading books (the subject of the notes below) is segregated from the market risks arising from other banking activities.

Trading activities

Financial Market trading activities are controlled by a Board approved market risk framework that incorporates Board approved value at risk (VaR) limits. Market risk is managed using value at risk and structural limits in conjunction with scenario analysis and stress testing. Market risk limits are allocated to business management based on business strategies and experience, in addition to market liquidity and concentration risks.  A separate Trading Risk Management unit is responsible for the daily measurement and monitoring of market risk exposures.

Value at risk is the primary mechanism for measuring and controlling market risk. Value at risk is an estimate of the worst case loss in value of trading positions, to a 99% confidence level, assuming positions were held unchanged for one day. We use the historical simulation method to calculate value at risk taking into account all material market variables. Actual outcomes are monitored and the model is back-tested daily.

The following table provides a summary of value at risk, by risk type, for the half years ended 30 September 2004, 31 March 2004 and  30 September 2003.

Daily value at risk

	30 September 2004			31 March 2004			30 September 2003
Six months ended	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	7.0	1.0	3.2	10.9	1.3	6.0	6.9	0.9	2.9
Foreign exchange risk	3.5	0.2	1.1	9.4	0.2	2.7	9.1	0.3	2.1
Volatility risk	1.8	0.2	0.6	2.2	0.2	1.2	1.0	0.4	0.7
Other market risks(1)	4.1	1.0	2.4	2.9	1.1	1.8	2.2	0.6	1.5
Diversification effect	n/a	n/a	(1.8)	n/a	n/a	(4.1)	n/a	n/a	(2.5)
Aggregate market risk	9.1	2.8	5.5	12.5	3.7	7.6	13.6	2.7	4.8

(1)          Commodity, equity, prepayment and credit spread risk

The chart below shows the aggregated daily value at risk arising in the trading books for the 12 months ended 30 September 2004.

Daily value at risk position reports are also produced by risk type, by product and by geographic region. These are supplemented by structural reporting (including volume limits and basis point value limits) and advice of profit and loss limits.

The trading risk management unit performs daily stress and regular scenario tests on the trading portfolios to quantify the impact of extreme or unexpected movements in market factors.

The distribution of daily trading income for the year ended 30 September 2004 is shown in the following chart.

Energy and other commodity trading

Commodity and energy trading activity is part of our financial markets business. All trades are marked-to-market daily, using independently sourced or reviewed rates. Rates are compared to both AFMA published prices and brokers quotes. These rates are reviewed on a monthly basis by the Revaluation Committee and on a random basis intramonth. These businesses are managed within market risk structural and VaR limits. Credit risk is controlled by PSR limits by counterparty.

Trading activities are limited to the major Australian nodes in electricity swaps, options, swaptions, futures and Settlement Residue Auctions (SRAs). The SRAs are valued using an internally developed model that has been reviewed and approved by the Trading Risk Management Unit.  The Trading Risk Management Unit operates independently of the business unit.

The total fair value of our commodity and energy trading contracts outstanding as at 30 September 2004 was $14.3 million, a decrease of $0.3 million during the year 78% of the outstanding fair value of contracts mature in less than one year. The remaining 22% have a maturity profile of between one and five years.

Non-trading risk

Management of structural interest rate risk

Our asset and liability management unit manages the sensitivity of net interest income to changes in wholesale market interest rates.

This sensitivity arises from our lending and deposit-taking activity in the normal course of business in Australia and New Zealand and through the investment of capital and other non-interest bearing liabilities. The unit’s risk management objective is to help ensure the reasonable stability of net interest income over time. These activities are performed under the direction of our Group Market Risk Committee and the oversight of our Trading Risk Management unit.

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

The interest rate scenarios modelled include those projected using historical market interest rate volatility as well as 100 and 200 basis point shifts up and down from the current market yield curves in Australia and New Zealand. More stressed interest rate scenarios are also considered and modelled. A comparison between the net interest income outcomes from these modelled scenarios indicates our sensitivity to interest rate changes. Both on and off-balance sheet instruments are then used to achieve stability in net interest income.

The net interest income simulation and limit frameworks are reviewed and approved annually by the Board Risk Management Committee.  This ensures that key model inputs and risk parameters remain relevant and that net interest income at risk to interest rate movements and limits governing these activities remain consistent with our desired risk and reward criterion.

As at 30 September 2004, our exposure to interest rate changes over the next financial year, for a 1% up and down parallel rate shock to the market yield curves in Australia and New Zealand is less than 2.3% of projected pre-tax net interest income for the following financial year.

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

Issues relating to conflict of interest are managed via separation of duties and the establishment of ‘Chinese Walls’. All underwriting decisions are made under the authorities approved by our Board and administered by the Chief Risk Officer.

Operational risk

Operational risk arises from inadequate or failed internal processes, people and systems or from external events. Operational risk has the potential to negatively impact our financial performance, our reputation in the community or cause other damage to our business as a result of the way we pursue business objectives.

Each business area is responsible for the identification, measurement, monitoring and mitigation of operational risk. The existence of a defined operational risk framework supports the management of operational risk. On a quarterly basis, management of each of our business areas formally report on the effectiveness of their management of operational risk. This process is supported by active input from key corporate centre functions such as legal, finance, human resources, risk management, compliance and internal audit. The results of this process are reported quarterly to our CEO and Board Risk Management Committee and annually by way of certification to the Australian Prudential Regulation Authority.

Some of the key management and control techniques include segregation of duties, clear delegation of authority, sound project management, change control disciplines and business continuity planning. Where appropriate this is supported by risk transfer mechanisms such as insurance. Our control environment is enhanced by a focus on staff competency and supervision.

Our internal audit function independently appraises the adequacy and effectiveness of the internal control environment and reports their results separately to our CEO and our Board Risk Management Committee.

Liquidity risk

Liquidity risk is the potential inability to meet our payment obligations. Management of liquidity is the responsibility of the Group Treasurer, who reports to the CFO. Group Treasury is responsible for monitoring our funding base and ensuring that this base is prudently maintained and adequately diversified. For further information refer to ‘Liquidity and funding’.

Compliance risk

Our businesses operate in a complex and rapidly changing regulatory environment, with ever increasing and more comprehensive supervisory oversight. At Westpac we assess the impact of changes in the regulatory environment on a continuous basis and implement new standards requirements by changing the way our staff conduct themselves and the way in which our systems and processes are designed and operate.

Our compliance program forms part of a broader integrated risk management framework and is driven by high standards of principle and practice that apply to all management and staff. A key principle is that compliance is about not only complying with the letter of the law, but also embracing the spirit of the regulatory standards that apply.

Primary responsibility for compliance resides with line management, who are required to demonstrate that they have effective processes in place. Within each major business area there is a dedicated compliance function designed to guide compliance within that business. Group management oversight is provided by the Group Operational Risk and Compliance Committee, which establishes the compliance framework and policies, and oversees compliance effectiveness across the group. There is also a group compliance function, lead by the Chief Compliance Officer, providing independent oversight of compliance through accountability to the relevant Board Committee.

The regulatory compliance responsibilities for us have increased significantly over the last year, and we anticipate that this will continue for the year ahead. Some of the more significant compliance requirements have arisen from the implementation of Financial Services Reform, the revised Code of Banking Practice, Sarbanes-Oxley, Basel II, CLERP 9, Australian Stock Exchange Corporate Governance, the New York Stock Exchange Rules and anticipated changes to financial reporting under the International Financial Reporting Standards. These requirements are being implemented progressively to ensure compliance is achieved by the date required.

Environmental risk

National and local environmental laws and regulations may effect the operations of Epic. These laws and regulations set various standards regulating certain aspects of health and environmental quality and provide for penalties and other liabilities for the violation of such standards. Liability could be imposed for damages, clean up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of the companies or non-compliance with environmental laws or regulations. These risks will be mitigated by taking steps to ensure compliance with environmental laws and regulations of the states in which it operates and, where appropriate, carrying appropriate insurance.

Disclosure controls and procedures

Our CEO and CFO along with the participation of our management evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of 30 September 2004.

Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of 30 September 2004 in providing them with all material information required to be disclosed in this annual report on a timely basis.

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) for the year ended 30 September 2004 that has been identified that has materially affected, or is reasonably likely to materially affect our internal controls over financial reporting.

Corporate Governance

1. Westpac’s approach to corporate governance

a) Framework and approach to corporate governance and responsibility

Our approach to corporate governance is to have a set of values and behaviours that underpin everyday activities, ensure transparency, fair dealing and protect stakeholder interests.

This approach includes a commitment to best practice governance standards, which the Westpac Board sees as fundamental to the sustainability of our business and performance.

In pursuing this commitment, the Board will continue to:

•                  monitor global developments in best practice corporate governance;

•                  contribute to Australian and international debates on what represents best corporate governance practice; and

•                  review and improve its governance practices.

Over the past year this has involved monitoring, reviewing and responding to a number of significant developments in contemporary thinking about corporate governance principles and processes, both in Australia and overseas. Where appropriate, we have adapted practices to ensure that we remain at the forefront of corporate governance in protecting stakeholder interests.

In Australia, Westpac has taken into account the ‘Principles of Good Corporate Governance and Best Practice Recommendations’ published in March 2003 by the Australian Stock Exchange Limited’s Corporate Governance Council (ASXCGC), as well as the Australian Government’s amendments to the Corporations Act 2001 known as CLERP 9 initiatives, which came into effect on 1 July 2004, and the Australian Standard AS8000 Good Governance Principles. While most of the CLERP 9 initiatives are not required to be adopted until the financial year ending 30 September 2005, our Board has adopted some of these disclosure requirements earlier than required. Refer note 41 to the financial statements.

In the international arena, we have responded to a range of relevant corporate governance principles and practices, including the US Sarbanes-Oxley Act of 2002 and consequential Securities and Exchange Commission (SEC) rules, the New York Stock Exchange (NYSE) listing rules on corporate governance, the New Zealand Exchange Limited (NZX) listing rules, and the Corporate Governance Best Practice Code.

Our Board’s approach has been to adopt the principles and practices that are in our stakeholders’ best interests while ensuring full compliance with legal requirements. Where Australian and international guidelines are not consistent, the best practice guidelines of the Australian Stock Exchange Limited (ASX), our home exchange, have been adopted as the minimum baseline for governance practices. While our governance practices are in compliance with NYSE listing rules in all material respects, any significant variation to the governance requirements followed by domestic American companies are disclosed consistent with NYSE listing rules and are set out in section 12 of this Corporate Governance Statement.

Additionally, in accordance with the ASXCGC best practice recommendations, we have posted copies of our corporate governance practices on our website.

Westpac’s Corporate Governance Statement is available in the corporate governance section on our website at westpac.com.au/investorcentre

b) Compliance with the ASXCGC’s best practice recommendations

The ASX listing rules require listed entities to include in their annual report a statement disclosing the extent to which they have followed the 28 ASXCGC best practice recommendations during the reporting period, identifying the recommendations that have not been followed and providing reasons for that variance.

As detailed in this Corporate Governance Statement, we consider that our governance practices comply with the ASXCGC’s best practice recommendations, subject to the qualification below relating to ASXCGC best practice recommendation 9.4. A checklist summarising this is set out in section 14 of this Corporate Governance Statement.

Recommendation 9.4 recommends that entities seek shareholder approval of equity-based reward schemes for executives. We comply with recommendation 9.4 for some of our current long term incentive plans. Each of the CEO’s three separate agreements: the 1999 Chief Executive Share Option Agreement (as amended), the Chief Executive Share Option Agreement 2001 and the Chief Executive Securities Agreement 2003 have shareholder approval.

Our other current equity-based reward plans were introduced in 2002, prior to the release of the ASXCGC’s best practice recommendations.  As the plans did not require shareholder approval under the Corporations Act 2001 and ASX listing rules, they were not put to shareholders for approval. The 2002 equity-based reward plans were extensively disclosed to shareholders in the Corporate Governance Statements of each of the 2002 and 2003 Annual Financial Reports and are this year set out in detail in note 41 to the financial statements.

The 2002 equity-based reward plans were designed around stricter performance hurdles than existed in previous plans and structured so that rewards are only paid if shareholders have benefited.

2. Date of this statement

This statement reflects our corporate governance policies and procedures as at 8 November 2004.

3. The Board of Directors

a) Membership and expertise of the Board

The Board has a broad range of relevant financial and other skills, experience and expertise to meet its objectives. The current Board composition, with details of individual Director’s backgrounds, is set out below. The Board considers that between them, the Non-executive Directors bring the range of skills, knowledge and experience necessary to govern Westpac. Of the eight, six have financial experience, three have specific banking experience and three have international business experience. All Directors have extensive experience of the social and environmental context in which the business operates.

The Board’s approach to selection, performance evaluation and tenure of Directors is described in sections 3i, 3j and 3k of this Corporate Governance Statement.

Name: Leon Davis, AO, ASAIT, DSc (h.c.), FRACI, FAustIMM

Age: 65

Term of Office: Director since November 1999. Chairman since December 2000.

Independent: Yes

External Directorships: Deputy Chairman of Rio Tinto; Director of each of Huysmans Pty Limited, Codan Limited and Trouin Pty Limited; President of the Walter and Eliza Hall Institute of Medical Research; Trustee of the Westpac Foundation.

Skills, experience and expertise: Leon has had many years of experience in resource management, both in Australia and overseas. He has lived and worked in senior positions in Australia, Papua New Guinea, Singapore and the United Kingdom. He was formerly Chief Executive of CRA Ltd and then Rio Tinto in the United Kingdom.

Westpac Board Committee membership: Chairman of the Nominations Committee and Member of each of the Audit Committee, Risk Management Committee, Remuneration Committee and Social Responsibility Committee.

Name: David Morgan, BEc, MSc, PhD

Age: 57

Term of Office: Appointed Managing Director and Chief Executive Officer in March 1999. Executive Director since November 1997.

Independent: No

External Directorships: Nil

Skills, experience and expertise: David has extensive experience in the financial sector, having worked in the International Monetary Fund in Washington D.C. in the 1970s and the Federal Treasury in the 1980s where he headed all major areas before being appointed Senior Deputy Secretary. Since joining Westpac in 1990, he has had responsibility for all major operating divisions including Westpac Financial Services, Retail Banking, Commercial Banking, Corporate and Institutional Banking and International Banking.

Westpac Board Committee membership: Member of the Social Responsibility Committee.

Name: Gordon Cairns MA (Hons.)

Age: 54

Term of Office: Appointed Director effective from 8 July 2004.

Independent: Yes

External Directorships: Director of Lion Nathan Limited and Opera Australia.

Skills, experience and expertise: Gordon has extensive Australian and international experience as a senior executive, most recently as Chief Executive Officer of Lion Nathan Limited, a position he held from 1997 to September 2004. Gordon has also held a wide range of senior management positions in marketing and finance with Pepsico, Cadbury Schweppes and Nestlé (Spillers).

Westpac Board Committee membership: Member of each of the Audit Committee and Remuneration Committee.

Name: David Crawford, BCom, LLB, FCA, FCPA

Age: 60

Term of Office: Director since May 2002.

Independent: Yes

External Directorships: Chairman of each of Lend Lease Corporation Limited, National Foods Limited and the Australian Ballet; Director of each of BHP Billiton Limited and Foster’s Group Limited, and is Treasurer of the Melbourne Cricket Club.

Skills, experience and expertise: David was National Chairman of KPMG from 1998 until 2001, a member of KPMG’s International Board and, prior to that, Chairman of KPMG’s Southern Regional Practice (1996-1998). He was Chief Executive Officer of the Rural Finance Corporation in Victoria managing the integration and merger of the activities of the Victorian Economic Development Corporation with the Rural Finance Corporation.

Westpac Board Committee membership: Chairman of the Audit Committee and Member of each of the Risk Management Committee and Nominations Committee.

Name: The Hon. Sir Llewellyn Edwards, AC, MB, BS, FRACMA, LLD (h.c.), FAIM

Age: 69

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

Westpac Board Committee membership: Former Chairman of the Social Responsibility Committee and former Member of each of the Nominations Committee and Remuneration Committee. He retired from these positions effective 4 November 2004 due to his impending retirement from the Board.

Name: Ted Evans, AC, BEcon

Age: 63

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

Westpac Board Committee membership: Chairman of the Risk Management Committee and Member of each of the Audit Committee and Nominations Committee.

Name: Carolyn Hewson, BEc (Hons.), MA (Econ.)

Age: 49

Term of Office: Director since February 2003.

Independent: Yes

External Directorships: Director of each of the Australian Gaslight Company and CSR Limited; Board and advisory roles with the Royal Humane Society, YWCA NSW, the Australian Charities Fund and The Neurosurgical Research Foundation.

Skills, experience and expertise: Carolyn has had 16 years’ experience in the finance sector and was an Executive Director of Schroders Australia Limited between 1989 and 1995.

Westpac Board Committee membership: Chairman of the Remuneration Committee and Member of each of the Risk Management Committee and Nominations Committee.

Name: Helen Lynch, AM

Age: 61

Term of Office: Director since November 1997.

Independent: Yes

External Directorships: Chairman of the Westpac Staff Superannuation Plan Pty Limited; Director of each of Southcorp Limited, Institute of Molecular Bioscience and Pacific Brands Limited.

Skills, experience and expertise: Helen has had 36 years’ experience in Westpac including membership of Westpac’s executive team before retiring in 1994.

Westpac Board Committee membership: Chairman of the Social Responsibility Committee and Member of each of the Audit Committee, Risk Management Committee and Nominations Committee.

Name: Peter Wilson, CA

Age: 63

Term of Office: Appointed Director effective from 31 October 2003.

Independent: Yes

External Directorships: Chairman of each of Port of Napier Limited, Evergreen Forests Limited, Global Equities Market Securities Limited and the Taupo Airport Authority. Director of each of The Colonial Motor Company Limited, Westpac (NZ) Investments Limited, Urbus Properties Limited and Hill Country Corporation Limited. Member of the New Zealand Exchange Limited Discipline body.

Skills, experience and expertise: Peter is a chartered accountant and formerly a partner with Ernst & Young, with extensive experience in banking, business establishment, problem resolution, asset sale and management of change functions. Peter was a Director and (from 1991) Chairman of Trust Bank New Zealand Limited which Westpac acquired in 1996.

Westpac Board Committee membership: Member of each of the Audit Committee, Risk Management Committee and Social Responsibility Committee.

Details of directors’ interests in shares and other equity instruments are set out in Note 41 to the financial statements.

ASXCGC’s Best Practice Recommendation 2.1, 2.5

b) Board role and responsibility

The roles and responsibilities of the Board are formalised in the Board Charter. The Charter also defines the matters that are reserved for the Board and its Committees, and those that the Board has delegated to management.

In summary, the Board is accountable to shareholders for our performance and its responsibilities include:

•                  strategy – providing strategic direction and approving corporate strategic initiatives;

•                  board performance and composition – evaluating the performance of Non-executive Directors, and determining the size and composition of the Westpac Board as well as making recommendations to shareholders for the appointment and removal of Directors;

•                  leadership selection – evaluating the performance of and selecting the CEO and the CFO;

•                  succession planning – planning for Board and executive succession;

•                  remuneration – setting CEO remuneration; and – setting Non-executive Director remuneration within shareholder approved limits;

•                  financial performance – approving our budget, monitoring management and financial performance;

•                  financial reporting – considering and approving our half-yearly and annual financial statements;

•                  risk management – approving our risk management strategy and monitoring its effectiveness;

•                  relationship with the exchanges and regulators, and continuous disclosure – maintaining a direct and ongoing dialogue with the ASX and other exchanges where our securities are listed, ensuring that the market and our shareholders are continuously informed of material developments;

•                  social responsibility – considering the social, ethical and environmental impact of our activities, setting standards and monitoring compliance with our social responsibility policies and practices; and

•                  audit – selecting and recommending to shareholders the appointment of the external auditor. Determining the duration, remuneration and terms of appointment of the external auditor and evaluating their performance and ongoing independence. Maintaining a direct and ongoing dialogue with the external auditor.

The Board has delegated a number of these responsibilities to its Committees. The responsibilities of these Committees are detailed in section 4 of this Corporate Governance Statement.

The Board has delegated to management responsibility for:

•                  strategy – developing and implementing corporate strategies and making recommendations on significant corporate strategic initiatives;

•                  senior management selection – making recommendations for the appointment of senior management, determining terms of appointment, evaluating performance, and developing and maintaining succession plans for senior management roles;

•                  financial performance – developing our annual budget and managing day-to-day operations within the budget;

•                  risk management – maintaining an effective risk management framework;

•                  continuous disclosure – keeping the Board and market fully informed about material developments; and

•                  social responsibility – managing day-to-day operations in accordance with standards for social, ethical and environmental practices, which have been set by the Board.

Westpac’s Board Charter is available the corporate governance section at westpac.com.au/investorcentre

ASXCGC’s Best Practice Recommendation 1.1

c) Board size and composition

As at the date of this Corporate Governance Statement there are eight independent Non-executive Directors and one Executive Director on the Board. The Constitution requires a minimum of seven and a maximum of 15 Non-executive Directors. In addition, up to three members of the Board may be Executive Directors.

The Board considers that the optimum size of the Board is between seven and nine Non-executive Directors and that a majority of the Board should be independent Directors.

The Nominations Committee develops policy, assesses the Board composition and size from time to time and recommends to the Board changes to Board composition and size. The Nominations Committee also assesses the skills required to discharge the Board’s duties having regard to our business mix, financial position and strategic direction, including specific qualities or skills that the Nominations Committee believes are necessary for one or more of the Directors to possess.

Westpac’s Constitution is available in the corporate governance section at westpac.com.au/investorcentre

d) The selection and role of the Chairman

The Directors elect one of the independent Non-executive Directors to be Chairman.

The Chairman’s role includes:

•                  ensuring that, when all Board members take office, they undertake appropriate induction covering the terms of their appointment, their duties and responsibilities;

•                  providing effective leadership on formulating the Board’s strategy;

•                  representing the views of the Board to the public;

•                  ensuring the Board meets at regular intervals throughout the year, and that minutes of meetings accurately record decisions taken and, where appropriate, the views of individual Directors;

•                  guiding the agenda and conduct of all Board meetings; and

•                  reviewing the performance of Non-executive Directors.

The current Chairman, Leon Davis, is an independent Non-executive Director appointed by the Board. He has been a Director of Westpac since November 1999 and Chairman since December 2000. The Chairman is a member of each Board Committee.

The Board has determined that the maximum tenure of the Chairman is to be no more than four terms or 12 years (inclusive of any term as a Director prior to being elected as Chairman), from the date of first election by shareholders.

ASXCGC’s Best Practice Recommendation 2.2, 2.3

e) Director independence

The Board assesses each Director against a range of criteria to decide whether they are in a position to exercise independent judgement.

Directors are considered to be independent if they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgement. Materiality is assessed on a case-by-case basis by reference to each Director’s individual circumstances rather than by applying general materiality thresholds.

In assessing independence, the Board considers whether the Director has a business or other relationship with Westpac, directly or as a partner, shareholder or officer of a company or other entity that has an interest, or a business or other relationship, with Westpac or another Westpac Group member.

Information about any such interests or relationships, including any related financial or other details, is assessed by the Board to determine whether the relationship could, or could reasonably be perceived to, materially interfere with the exercise of a director’s unfettered and independent judgement.

As part of this process, the Board takes into account a range of relevant matters and will have regard to whether the director or an immediate family member has any of the following relationships:

•                  a substantial shareholder (as defined in section 9 of the Corporations Act 2001) of Westpac or an officer of, or otherwise associated directly with, a substantial shareholder of Westpac;

•                  within the last five years, employment in an executive capacity by Westpac or another Westpac Group member, or a director of Westpac after ceasing employment with Westpac;

•                  within the last five years, been a principal of a material professional adviser or a material consultant to Westpac or another Westpac Group member, or an employee materially associated with the service provided;

•                  within the last five years, a present or former affiliation with or employment by a present or former internal or external auditor of Westpac or another Westpac Group member who has worked on the Westpac (or Westpac Group member) audit;

•                  within the last five years, employment by any entity while that entity had an executive officer of Westpac or another Westpac Group member on its compensation committee;

•                  a material supplier or customer of Westpac or another Westpac Group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer of Westpac or any other Westpac Group member;

•                  a material contractual relationship with Westpac or another Westpac Group member other than as a Director or Committee member of Westpac or another Westpac Group member;

•                  has served on the Board of Westpac or of another Westpac Group member for a period in excess of 12 years or which having regard to all the circumstances could, or could reasonably be perceived to, materially interfere with the    director’s ability to act int the best interests of Westpac; or

•                  has an interest or a business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act in the best interests of Westpac.

On appointment, each Director is required to provide information for the Board to assess and confirm their independence as part of their consent to act as a Director. Directors re-affirm their independence annually.

In addition, the Nominations Committee is responsible for reviewing the definition of Director independence periodically and for assessing the independence of each newly appointed Non-executive Director and any other Non-executive Director whose circumstances change.

It is the Board’s view that each of Westpac’s Non-executive Director’s is independent.

Board criteria for assessing independence are available in the corporate governance section at westpac.com.au/investorcentre

ASXCGC’s Best Practice Recommendation 2.1, 2.5

f) Avoidance of conflicts of interest by a Director

The Board is conscious of its obligations to ensure that Directors avoid conflicts of interest (both real and apparent) between their duty to Westpac and their own interests. The Board has adopted a procedure to ensure that conflicts and potential conflicts of interest of Directors are disclosed to the Board.

Any Director with a material personal interest in a matter being considered by the Board must declare their interest and unless the Board resolves otherwise, they may not participate in boardroom discussions or vote on matters on which they face a conflict.

There is a range of policies within Westpac relating to the management of conflicts of interest, such as the Insider Trading Policy.  Where these types of conflicts apply to the Board there is a consistent approach adopted. The Directors are subject to policies that restrict trading Westpac shares except in specified trading window periods. The Trading Windows are 56 days (including holidays and weekends), each commencing two full trading days after announcement of the half and full year results.

In addition, the Director is required to disclose any actual or potential conflict of interest on appointment as a Director and is required to keep these disclosures up to date. Westpac then discloses any changes in Director’s interests to the ASX.

g) Meetings of the Board and their conduct

The Board has ten scheduled meetings each year. In addition, it meets whenever necessary to deal with specific matters needing attention between the scheduled meetings. Each July, the Board meets for two days to discuss our strategic plan and set the overall strategic direction of the organisation.

The Chairman and the CEO establish meeting agendas for assessing our coverage of financial, strategic and major risk areas throughout the year. The Directors have the opportunity to review meeting materials in advance. Directors are always encouraged to participate with a robust exchange of views and to bring their independent judgements to bear on the issues and decisions at hand.

In addition to its formal meetings, the Board undertakes regular development workshops to provide further in-depth knowledge of key issues affecting the Board. Over the past year these included workshops on Westpac’s risk/reward program, succession management, treasury operations and market risk (financial markets) and the Australian mortgage strategy.

Members of executive management are regularly invited to attend Board meetings and are also available to be contacted by Directors between meetings. The Board however meets without executive management (other than the CEO) at the commencement of each meeting.  The Board meets without the CEO or any other members of executive management at least once a year or as required. The Audit Committee meets with the auditor without executive management being present at the commencement of each Audit Committee meeting.

h) Succession planning

The Board plans succession of its own members in conjunction with the Nominations Committee. The Nominations Committee is responsible for developing and implementing succession planning for Non-executive Directors, taking into account the challenges and opportunities facing Westpac and the skills and expertise which are therefore needed on the Board in the future.

The Board is responsible for CEO and CFO succession planning.

i) Review of Board performance

The Board reviews its own performance and that of the Board Committees annually. This is to ensure that the Board and Board Committees are working effectively.

The performance of Non-executive Directors (including the Chairman) is subject to annual peer and executive management review.

These reviews are wide-ranging and include, amongst other things, the Director’s contributions to Board discussions.

Also, the Board has delegated to the Chairman of the Audit Committee the responsibility for reviewing the results of the annual performance review of the Board Chairman. Following this review, the Chairman of the Audit Committee reports to the Board without the Board Chairman being present.

The performance review process is facilitated externally and includes written surveys of Directors, Group executives and the Group Secretary and General Counsel. The survey results are independently collated and the Chairman formally discusses the results with individual Directors and Committee chairs.

ASXCGC’s Best Practice Recommendation 8.1

j) Nomination and appointment of new Directors

Recommendations for nominations of new Directors are made by the Nominations Committee and considered by the Board as a whole.

The Nominations Committee reviews Director appointments from time to time, with eligibility criteria having regard to a proposed candidate’s broad commercial experience and other qualities. External consultants are used to access a wide base of potential Directors. Those nominated are assessed by the Board against a range of criteria including background, experience, professional skills, personal qualities, whether their skills and experience will augment the existing Board and their availability to commit themselves to the Board’s activities. Each new Director receives a Letter of Appointment, which sets out their duties, their terms and conditions of appointment including term of appointment, and the expectations of the role and remuneration.

If the Board appoints a new Director during the year, that person will stand for election by shareholders at the next annual general meeting. Shareholders are provided with relevant information on the candidates for election. The Nominations Committee reviews appointment criteria from time to time and makes recommendations concerning the re-election of any Director by shareholders. As part of this review, the Nominations Committee conducts a peer review of those Directors during the year in which that Director will become eligible for re-election.

ASXCGC’s Best Practice Recommendation 2.5

k) Retirement and re-election of Directors

Our Constitution states that one-third of its Directors, excluding the CEO, must retire each year. Also, the maximum time that each Director can serve in any single term is three years. The Constitution also states that any Director who has been appointed during the year must stand for election at the next annual general meeting.

Eligible Directors who retire as required may offer themselves for re-election by shareholders at the next annual general meeting. The Nominations Committee evaluates the contribution of retiring Directors through a peer review process.

l) Director education

When appointed to the Board, all new Directors undergo an induction program appropriate to their experience to familiarise them with matters relating to our business, strategy and any current issues before the Board. The induction program is conducted over three months and includes meetings with the Chairman, the CEO, each Chairman of the respective Board Committees, each group executive and the Group Secretary & General Counsel.

The Board ensures Directors continue their education by participating in formal workshops (generally held four times a year) and attending relevant site visits.

Our Group Secretary & General Counsel provides Directors with ongoing guidance on matters such as corporate governance, Westpac’s Constitution and the law.

m) Compulsory retirement of Directors

The Board has limited the number of terms of office that any Director may serve. Directors (other than the Chairman) may not hold office as a Director for more than three consecutive terms. The Chairman may not hold office as a Director for more than four consecutive terms. Special arrangements are in place for Directors who were on the Board at the time this policy was adopted.

n) Board access to information and advice

All Directors have unrestricted access to company records and information and receive regular detailed financial and operational reports from executive management to enable them to carry out their duties. Each Director enters into an Access and Indemnity Deed with Westpac to ensure seven-year access to documents after retirement from the Board.

The Chairman and other Non-executive Directors regularly consult with the CEO, the CFO, the Group Secretary & General Counsel, the General Manager Group Assurance, the Chief Compliance Officer, the General Manager Group Risk, and the Group General Manager Stakeholder Communications and may consult with, and request additional information from, any Westpac employee.

The Board collectively, and each Director individually, has the right to seek independent professional advice, at Westpac’s expense, to help them carry out their responsibilities. While the Chairman’s prior approval is needed, it may not be unreasonably withheld and, in the Chairman’s absence, Board approval may be sought.

ASXCGC’s Best Practice Recommendation 2.5

o) Group Secretary & General Counsel

Mr Richard Willcock is our Group Secretary & General Counsel.

This position is responsible for:

•      providing advice to Directors and officers in relation to our constitution, the requirements of the Corporations Act 2001 and other corporate law, other regulatory requirements and the ASX listing rules in Australia and, where appropriate, regulatory requirements in other countries where Westpac operates and/or has listed securities;

•      advising the Board and individual Directors on corporate governance principles and assisting in the implementation of corporate governance programs;

•      carrying out the instructions of the Board, assisting in the implementation of corporate strategies and giving practical effect to the Board’s decisions; and

•      functional responsibilities for the management of the legal, compliance and company secretarial functions of Westpac.

All Directors have access to advice from the Group Secretary & General Counsel.

4. Board Committees

a) Board Committees and membership

There are currently five Board Committees whose powers and procedures are governed by Westpac’s Constitution and the relevant Committee’s Charter, as approved by the Board.

The five Board Committees and their membership at 8 November 2004 are set out in the table below:

	Leon Davis	David Morgan	Gordon Cairns(1)	David Crawford(2)	The Hon. Sir Llewellyn Edwards(3)	Ted Evans(4)	Carolyn Hewson(5)	Helen Lynch(6)	Peter Wilson(7)
Audit Committee	☒		☒	Chair ☒		☒		☒	☒
Risk Management Committee	☒			☒		Chair ☒	☒	☒	☒
Nominations Committee	Chair ☒			☒		☒	☒	☒
Remuneration Committee	☒		☒				Chair ☒
Social Responsibility Committee	☒	☒						Chair ☒	☒

Notes:

Unless otherwise stated, each Director has been a member, or the Chair, of the relevant Committee for the whole of the period from 1 October 2003.

(1)   Member of the Audit Committee and the Remuneration Committee from 8 September 2004.

(2)   Member of the Risk Management Committee from 4 May 2004, and was a member of the Remuneration Committee from 1 January 2004 to 8 September 2004.

(3)   Was Chair of the Social Responsibility Committee and was a member of the Nominations Committee and the Remuneration Committee until 4 November 2004.  He retired from these positions due to his impending retirement from the Board.

(4)   Member of the Audit Committee from 1 January 2004.

(5)   Chair of the Remuneration Committee from 1 January 2004. Member of the Nominations Committee from 1 January 2004. Was a member of the Audit Committee until 1 January 2004.

(6)   Chair of the Social Responsibility Committee from 4 November 2004. Member of the Risk Management Committee and the Social Responsibility Committee from 1 January 2004. Member of the Nominations Committee from 4 November 2004.

(7)   Member of the Audit Committee and the Social Responsibility Committee from 1 January 2004. Member of the Risk Management Committee from 8 September 2004.

Other Committees of the Board may be established from time to time to consider matters of special importance or to exercise the delegated authority of the Board.

b) Committee Charters

The roles and responsibilities of each Committee are set out in the respective Committee Charters.

Copies of the Committee Charters are available in the corporate governance section at westpac.com.au/investorcentre

c)  Committee procedures

Operation of the Committees and reporting to the Board

The Board Committees meet quarterly and at other times as necessary. Each Committee is entitled to the resources and information it requires, including direct access to employees and advisers as well as appropriate funding. The CEO, senior executives and other selected employees are invited to attend Committee meetings as necessary. All Directors receive all Committee papers and can attend all Committee meetings.

Composition and independence of the Committees

Committee members are chosen for the skills, experience and other qualities they bring to the Committees. The Audit Committee is required to have a minimum of three members. Four of the five Committees are required to be and are currently composed of only Non-executive Directors. The CEO is a member of the Social Responsibility Committee.

How the Committees report to the Board

Following each Committee meeting, generally at the next Board meeting, the Board is given a verbal report by each Committee Chair and all Committee minutes are tabled at Board meetings.

How Committees’ performance is evaluated

The performance of Committees is discussed and reviewed initially within each Committee and then reviewed as part of the Board’s performance review.

The performance of each Committee member (other than the CEO) is evaluated as part of the performance review of each Director.

ASXCGC’s Best Practice Recommendation 4.5, 7.3, 8.1, 9.5

d) Audit Committee

Role of the Committee

Our Board shares oversight responsibility for risk management between the Audit Committee and the Risk Management Committee.

The Audit Committee, as delegated by the Board, oversees all matters concerning:

•      integrity of the financial statements and financial reporting systems;

•      making recommendations to the Board for the appointment of the external auditor;

•      external auditor’s qualifications, performance and independence;

•      performance of internal audit function; and

•      compliance with financial reporting and related regulatory requirements.

The Audit Committee approves the internal audit plan following a joint review with the Risk Management Committee.

Integrity of the financial statements

The Audit Committee considers whether the accounting methods applied by management are consistent and comply with applicable accounting standards and concepts.

The Committee reviews and assesses:

•      any significant estimates and judgements in financial reports and monitors the methods used to account for unusual transactions;

•      the processes used to monitor and ensure compliance with laws, regulations and other requirements relating to external reporting of financial and non-financial information; and

•     the major financial risk exposures and the process surrounding the disclosures made by the CEO and CFO in connection with their personal certifications of the half-year and annual financial statements.

External audit

The Audit Committee is responsible for making recommendations to the Board concerning the appointment of the external auditor and the terms of engagement. The Committee reviews the performance of the external auditor and regularly reviews its policy on the independence of the external auditor. This evaluation includes reviewing annually a report from the external auditor on the internal quality control procedures, or peer review, of the external audit firm, or any other inquiry or investigation by governmental or professional authorities, within the preceding five years, in respect of one or more independent audits carried out by the external audit firm, and any steps taken to deal with such issues.  As well, the capabilities of the lead audit engagement staff are reviewed. The independent external auditor reports directly to this Committee and to the Board. For permitted non-audit services, use of the external audit firm must be assessed in accordance with e-approval policy, which requires that all non-audit services be pre-approved by the Audit Committee, by delegated authority to a sub-committee consisting of one or more members where appropriate.

The external auditor receives all Audit Committee papers and attends all meetings. The Committee also meets with the external auditor without management being present, and also meets management without the external auditor being present. Committee members are able to contact the external auditor directly at any time.

Internal audit

The Audit Committee approves the appointment and replacement of the General Manager Group Assurance (Head of Internal Audit) and reviews the internal audit responsibilities, budget and staffing. The Committee also reviews significant issues that may be raised by internal audit as well as the length of time and action taken to resolve such issues. The Audit Committee Chairman meets separately with the General Manager Group Assurance.

Compliance with financial reporting and related regulatory requirements

The Audit Committee is responsible for ensuring compliance with applicable financial reporting and related regulatory requirements.

The Committee, amongst other things:

•      discusses with the members of the Risk Management Committee, the Chief Compliance Officer, management and the external auditor, our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies;

•      discusses with the external auditor their report regarding significant findings in the conduct of their audit and the adequacy of management’s response;

•      discusses with management and the external auditor the half-yearly and annual financial statements, including disclosures in the ‘operating and financial review and prospects’ of the Annual Financial Report on Form 20-F;

•      discusses the earnings press releases, as well as financial information and earnings guidance provided to analysts and ratings agencies;

•      discusses with management and the external auditor correspondence with regulators or government agencies and reports which raise issues of a material nature;

•      discusses with the Group Secretary & General Counsel, legal matters that may have a material impact on the financial statements and/or our compliance with financial reporting and related regulatory policies; and

•      establishes procedures for the receipt, retention and treatment of complaints, including accounting, internal accounting controls or auditing matters and the confidential or anonymous submission by employees of concerns regarding accounting or auditing matters.

Financial knowledge of Committee members

The Audit Committee includes members who have appropriate financial experience and an understanding of the industry in which we operate.  All members of the Audit Committee satisfy the independence requirements that we are currently required to comply with under the ASXCGC Best Practice Recommendations, the United States Securities Exchange Act of 1934 and the rules of the NYSE.

The Board has also determined that the Chairman of the Audit Committee is an audit committee ‘financial expert’. He is not an auditor or an accountant with respect to Westpac, does not perform ‘field work’ and is not a full-time employee. Under the US laws, an audit committee member who is designated as an audit committee ‘financial expert’ will not be deemed to be an ‘expert’ for any purpose other than as a result of being identified as an audit committee ‘financial expert’. The Board has made this determination on this basis.

Although the Board has determined that the Audit Committee Chairman has the requisite ‘financial expert’ attributes defined under the rules of the SEC, his responsibilities are the same as those of other Audit Committee members.

The Audit Committee relies on the information provided by management and the external auditor. Management determines that our financial statements and disclosures are complete and accurate. The external auditor has the duty to plan and conduct audits.

Further information on audit governance and independence is included in section 5 of this Corporate Governance Statement.

ASXCGC’s Best Practice Recommendation 4.2, 4.3, 4.4, 4.5

e)  Risk Management Committee

Role of the Committee

The Risk Management Committee oversees our risk profile within the context of our risk/ reward strategy. The Board on recommendations from the CEO and senior management determines this strategy.

The Risk Management Committee, as delegated by the Board:

•      reviews and approves the framework for the management of our credit, market, liquidity, compliance and operational risk;

•      considers whether there is effective monitoring of the risk profile, performance and management of our risks;

•      determines, approves and reviews the limits and conditions that apply to the taking of risk;

•      reviews and approves our bad debt and non-lending loss performance;

•      reviews and approves our funding plan and ensures this is monitored;

•      oversees our compliance with applicable laws, regulations and regulatory requirements;

•      considers whether there is appropriate management of complaints and the treatment of whistleblower concerns;

•      reviews jointly with the Audit Committee the internal audit plan;

•      refers to the Audit Committee any matters that have come to the attention of the Committee that are relevant to the Audit Committee; and

•      provides relevant periodical assurances to the Audit Committee.

ASXCGC’s Best Practice Recommendation 7.1, 7.3

f)   Nominations Committee

Role of the Committee

The primary function of the Nominations Committee is performing review procedures to assist the Board in fulfilling its oversight responsibility to shareholders by ensuring that the Board comprises individuals best able to discharge the responsibilities of Directors, having regard to the law and the highest standards of governance.

The Committee, as delegated by the Board, is responsible for:

•      developing and reviewing policies on Board composition, strategic function and size;

•      performance review process of the Board, its Committees and individual Directors;

•      developing and implementing induction programs for new Directors and ongoing education for existing Directors;

•      developing eligibility criteria for nominating Directors;

•      recommending appointment of Directors to the Board;

•      reviewing Director independence;

•      succession planning for the Board;

•      reviewing our corporate governance policies to ensure they meet international corporate governance standards; and

•      considering whether we meet relevant corporate governance standards from legislation and various regulatory bodies including, the ASX, the Australian Securities and Investments Commission and overseas regulators.

ASXCGC’s Best Practice Recommendation 2.4, 2.5

g)  Remuneration Committee

Role of the Committee

The Remuneration Committee assists the Board by ensuring that we have coherent remuneration policies and practices that fairly and responsibly reward executives having regard to performance, the law and the highest standards of governance.

The Committee’s purpose, as delegated by the Board, is:

•      to review and make recommendations to the Board in relation to the remuneration of the CEO;

•      to review and make recommendations to the Board on remuneration policies of Non-executive Directors, taking into account the fee pool or remunerating the Non-executive Directors that was approved by shareholders;

•      to review and approve executive remuneration policy;

•      to approve remuneration packages and contracts for positions reporting directly to the CEO;

•      to review and make recommendations to the Board for approval of all equity-based plans, including performance hurdles, proposed awards, and the purchase and/or issue of any Westpac shares;

•      to approve merit recognition expenditure in relation to the remuneration of our executives; and

•      to oversee general remuneration practices across the Group.

The Committee also reviews management succession planning for positions that report directly to the CEO.

Independent remuneration consultants are engaged by the Committee to ensure that our reward practices and levels are consistent with market practice.

ASXCGC’s Best Practice Recommendation 8.1, 9.2, 9.5

h)  Social Responsibility Committee

Role of the Committee

The Social Responsibility Committee’s purpose is to foster our commitment to operate our business in a responsible manner consistent with the evolving needs of society.

The Committee as delegated by the Board, is responsible for:

•      reviewing the social, environmental and ethical impacts of our activities;

•      setting standards for our corporate responsibility policies and practices;

•      overseeing initiatives to enhance our reputation as a socially responsible corporate citizen;

•      monitoring compliance with our published corporate responsibility policies and practices;

•      ensuring that there is effective monitoring and oversight of our reputation risks; and

•      reviewing and approving the annual Stakeholder Impact Report.

Further information on our approach to corporate responsibility and sustainability is included in section 8 of this Corporate Governance Statement.

5.     Audit governance and independence

a)    Approach to audit governance

The Board is committed to three basic principles:

•      that our financial reports present a true and fair view;

•      that our accounting methods are comprehensive and relevant and comply with applicable accounting rules and policies; and

•      that the external auditor is independent and serves shareholder interests.

Australian and International developments are monitored and practices reviewed accordingly.

b)    Engagement and rotation of the external auditor

Our independent external auditor is PricewaterhouseCoopers (‘PwC’). PwC was appointed by shareholders at the 2002 annual general meeting in accordance with the provisions of the Corporations Act 2001.

The Board has adopted a policy that the responsibilities of the lead audit partner and review audit partner cannot be performed by the same people for longer than five years. The present PwC lead audit partner for Westpac’s responsibility audit is David Armstrong who assumed this responsibility in 2003. The Board also requires a minimum five-year ‘cooling off’ period before an audit partner is allowed back onto the audit team.

ASXCGC’s Best Practice Recommendation 4.5

c)     Certification and discussions with the external auditor on independence

The Audit Committee requires the external auditor to confirm quarterly that they have maintained their independence. Our external auditor gives quarterly assurance to the Audit Committee and to the Board that they have complied with the independence standards as promulgated by Australian and international regulators and professional bodies. Periodically, the Audit Committee meets separately with the external auditor without executive management being present.

d)    Relationship with the external auditor

Our current policies on employment and other relationships with the external auditor include the following:

•      the audit partners and any employee of the external audit firm on the Westpac audit are prohibited from being an officer of Westpac;

•      an immediate family member of an audit partner or any employee of the external audit firm on the Westpac audit is prohibited from being a Director or an officer in a significant position at Westpac;

•      any former external audit partner or external audit firm’s former employees who have participated on Webstpac audits are prohibited from becoming a Director or officer in a significant position at Westpac for at least five years, and after the five years can have no continuing financial relationship with the audit firm;

•      members of the audit team and audit firm are prohibited from having a business relationship with Westpac or any officer of Westpac unless the relationship is clearly insignificant to both parties;

•      the external audit firm, its partners and its employees who are members of the audit team on the Westpac audit and their immediate family members are prohibited from having loans or guarantees with Westpac or from having a direct or material indirect investment in Westpac;

•      officers of Westpac are prohibited from receiving any remuneration from the external audit firm;

•      the external audit firm is prohibited from having a financial interest in any entity with a controlling interest in Westpac; and

•      the audit team in any given year cannot include a person who had been an officer of Westpac during that year.

e)     Restrictions on non-audit services by the external auditor

To avoid possible independence or conflict issues, the external auditor is not permitted to carry out certain types of non-audit services for Westpac including:

•      preparation of accounting records and financial statements;

•      financial information systems design and implementation;

•      appraisal or valuation services and other corporate finance activities;

•      internal audit services;

•      temporary or permanent staff assignments, or performing any decision-making, supervisory or ongoing monitoring or management functions;

•      broker or dealer, investment adviser or investment banking;

•      legal, litigation or other expert services;

•      actuarial services; and

•      recruitment services for managerial, executive or Director positions.

For all other non-audit services, use of the external audit firm must be assessed in accordance with Westpac’ pre-approval policy, which requires that all non-audit services be pre-approved by the Audit Committee, by delegated authority to a sub-committee consisting of one or more members where appropriate.

For a breakdown of the aggregate fees billed by the external auditor in respect of each of the two most recent financial years for audit, audit-related, tax and other services refer note 31 to the financial statements.

The SEC, through its Division of Enforcement, is currently conducting an investigation of certain Australian registrants and public accounting firms in relation to aspects of compliance with the SEC’s auditor independence requirements. As a part of this investigation, we are furnishing information to the SEC regarding the services rendered by PwC, the external auditor of Westpac since 1 October 2000, including information regarding services that the SEC staff may view as the secondment of PwC personnel to entities in the Westpac Group. We are continuing to examine the matters covered by the SEC’s investigation.

We cannot predict the nature of any action the SEC might take as a result of the SEC’s ongoing investigation.  If the SEC determines that any of the other services provided by PwC to the Westpac Group did not comply with applicable rules, the SEC could impose or negotiate a range of possible sanctions, such as fines, the entry of cease-and-desist orders or injunctions, or a requirement to engage a different accounting firm to perform procedures and report on aspects of the relevant accounts or financial statements that may have been impacted by auditor independence concerns.

f)   Attendance at the Annual General Meeting

The external auditor attends the annual general meeting and is available to answer questions from shareholders on:

•      the conduct of the audit;

•      the preparation and content of the audit report;

•      the accounting policies adopted by us in relation to the preparation of the financial statements; and

•      the independence of the auditor in relation to the conduct of the audit.

ASXCGC’s Best Practice Recommendation 6.2

g)    Internal audit

Group Assurance is an independent and objective internal audit review function charged with evaluating, testing and reporting on the adequacy and effectiveness of management’s control of operational risk. Group Assurance has access to all entities in the Westpac Group and conducts audits and reviews following a risk-based planning approach.

The General Manager Group Assurance has a direct reporting line to the Chairman of the Audit Committee. Group Assurance provides reports to both the Audit Committee and the Risk Management Committee.

Audit and review reports are discussed widely in the Group and significant issues are reviewed at the Audit Committee and the Risk Management Committee.

6.     Controlling and managing risk

a)    Approach to risk management

Our approach is to identify, assess and control the risks that affect our business in accordance with a set of core risk principles. This enables the risks to be balanced against appropriate rewards. The risk management approach links our vision and values, objectives and strategies, and procedures and training.

We recognise four main types of risk:

•      credit risk – being the risk of financial loss from the failure of customers to honour fully the terms of their contract;

•      market risk – being the risk to earnings from changes in market factors, such as interest and foreign exchange rates, or our liquidity and funding profiles;

•      operational risk – which arises from inadequate or failed internal processes, people and systems or from external events; and

•      compliance risk – being the risk of failure to comply with all applicable legal and regulatory requirements and industry codes of practice, and to meet our ethical standards.

Relating to the four main types of risk, we allocate resources to manage the following risks:

•      reputation risk – the risk of negative experiences and perceptions impacting our standing with stakeholders;

•      liquidity risk – the risk of failure to adequately fund cash demand in the short term;

•      operating leverage risk – the risk associated with the vulnerability of a line of business to changes in the strategic environment;

•      insurance risk – the risk of not being able to meet insurance claims (related to insurance subsidiaries);

•      interest rate risk – the risk associated with being forced to liquidate or unwind the balance sheet hedge portfolio; and

•      goodwill risk – the risk that the future profitability of acquired businesses will not support the purchase price paid.

As these risks are interlinked we take an integrated approach to managing them.

ASXCGC’s Best Practice Recommendation 7.1, 7.3

b)    Risk management roles and responsibilities

The Board is responsible for reviewing and approving our risk management strategy, policies and key risk parameters as well as determining our appetite for risk.

The significant risk management framework and policy approval resides with the Risk Management Committee under powers delegated by the Board.

Risk specific policies and practices are reviewed and discussed at the relevant executive risk committee and submitted for discussion and approval by the Risk Management Committee.

Executive management is responsible for implementing the Board-approved risk management strategy and developing policies, controls, processes and procedures to identify and manage risks in all of our activities.

Our business model recognises that the responsibility for managing risks inherent in our business is the domain of the business units.  This includes the development of business unit specific policies, controls, procedures and the monitoring and reporting capability.  This is done within the Group Risk Framework and in consultation with the relevant Group risk functions.

Below is a diagrammatical representation of our risk management structure:

Board

Considers and approves the risk/reward strategy of the Group

•                  Reviews and approves Westpac’s risk management strategy, policies and key risk parameters relating to the four main types of risk

•                  Credit risk, Market risk, Operational risk and Compliance

•                  Considers whether appropriate internal control mechanisms are in place and being implemented

•                  Monitors the effectiveness of the execution of risk strategies

•                  Maintains a direct and ongoing dialogue with Westpac’s external auditor and, where appropriate, principal regulators

Board Committees

The Board Committees, by delegated authority, assist the Board in fulfilling its oversight responsibilities for:

Risk Management Committee

•                  Reviewing and approving the framework, policies, limits and conditions for taking and managing of risk

•                  Considers the risk profile and monitors the performance and management of risks

Audit Committee

•                  Overseeing the integrity of the financial statements and financial reporting systems, compliance with related regulatory requirements, reviewing the performance of internal and external audit, and assessing the independence of the external auditor

Social Responsibility Committee

•                  Maximising the economic, social, environmental and ethical values of activities

•                  Monitoring the management of reputation risk for sustainability and corporate responsibility

Independent Internal Review

Group Assurance: Independent and objective internal audit review function evaluating, testing and reporting on the adequacy and effectiveness of management’s control of operational risk. Also provides independent evaluation of credit risk activities and portfolios, the quality of credit management and compliance with credit policies

Executive Risk Committees

Group Risk Reward Committee

•                  Develops and leads the risk optimisation agenda for the Group

•                  Recommends to the Risk Management Committee the appropriate risk/reward positioning and links to decisions on overall capital levels and composition

•                  Initiates and oversees strategies of the Group’s risk/reward profile and boundaries for risk appetite and earnings volatility within parameters set by the Board

•                  Oversees the performance, role and membership of the executive risk committees

Group Credit Risk Committee

•                  Optimises credit risk/reward

•                  Oversees portfolio performance

•                  Determines limits and authority levels within Board approved parameters

Group Market Risk Committee

•                  Optimises market risk/reward for traded and non-traded market risk

•                  Oversees portfolio performance

•                  Determines limits within Board approved parameters

Group Operational Risk and Compliance Committee

•                  Oversees the governance of operational risk and compliance, including the framework and policies

•                  Oversees the operational and reputation risk profile

Group Risk

•                  Enterprise-wide view of risk and its impact on performance

•                  Development of management’s strategy, framework and policies for the management of all major risk classes

•                  Defines and promotes risk management culture

Business Units

•                  Management of risks inherent in the business including the development of business-specific policies, controls, procedures and reporting in respect of the risk classes

c)              CEO and CFO assurance

The Board receives regular reports about the financial condition and operational results of Westpac and its controlled entities. The CEO and the CFO periodically provide formal statements to the Board that in all material respects:

•                  the company’s financial statements present a true and fair view of our financial condition and operational results and are in accordance with relevant accounting standards; and

•                  the risk management and internal compliance and control systems are sound, appropriate and operating efficiently and effectively.

ASXCGC’s Best Practice Recommendation 4.1, 7.2

d)             Internal review and risk evaluation

Group Assurance provides independent assurance to the Board, executive management and external auditor on the adequacy and effectiveness of management controls for risk. The compliance function also carries out activities that measure the effectiveness of compliance risk management as provided in more detail below.

A description of our approach to risk management is available in the corporate governance section at westpac.com.au/investorcentre

e)              Compliance framework

Our compliance framework is driven by a series of principles and practices:

•                  compliance is the responsibility of every staff member;

•                  complying with both the letter and spirit of regulatory standards;

•                  embedding compliance in how we conduct our businesses;

•                  visibility and accountability of senior management to ensure a strong compliance culture;

•                  advice and assistance is provided by a dedicated compliance function; and

•                  active engagement in meetings to ensure high standards for the industry in which we operate.

Primary responsibility for managing compliance risk resides with business line management, who are required to demonstrate that they have effective processes in place consistent with our compliance principles and practices. Within each major business area there is a dedicated compliance function, with specific responsibilities designed to guide compliance within that business as part of the business unit risk management team.

The compliance framework utilises a range of mechanisms, including audit, file reviews, shadow shopping, customer surveys and operational risk assessments to measure the effectiveness of our compliance program. There is also a Group compliance function, led by the Chief Compliance Officer, which is responsible for ensuring that our compliance principles are consistently applied and providing an independent oversight of compliance.

The compliance framework is established and maintained by the Group Operational Risk and Compliance Committee and overseen by the Board Risk Management Committee, which receives regular reports from the Chief Compliance Officer on the status of compliance across the Group.

Key components of the framework established to support these principles include:

•                  environment – board and management oversight and accountability, culture and independence;

•                  identification – identifying obligations, compliance plans and implementing change;

•                  controls – policies, processes, procedures, communications & training, documentation; and

•                  monitoring & reporting – monitoring, incident & breach escalation, reporting, issue management and managing regulatory relationships.

Westpac’s compliance principles and practices are available in the corporate governance section at westpac.com.au/investorcentre

7.              Promoting ethical and responsible behaviour

a)             Westpac’s Code of Conduct

Our Code of Conduct applies without exception to all Directors, executives, management and employees. The Code is aligned to our core values of teamwork, integrity and performance and operates under the following key principles:

•                  act with honesty and integrity;

•                  respect the law and act accordingly;

•                  respect confidentiality and not misuse information;

•                  value and maintain professionalism;

•                  avoid conflicts of interest; and

•                  strive to be a good corporate citizen and achieve community respect.

Westpac’s responsibility policies and codes are available in the corporate governance section at westpac.com.au/investorcentre

ASXCGC’s Best Practice Recommendation 3.1, 3.3, 10.1

b)             Code of Ethics for senior finance officers

Due to the nature of their function within Westpac, the CEO and principal financial officers are subject to Westpac’s code of Accounting Practice and Financial Reporting. This Code addresses the specific responsibilities that are borne by such officers in addition to their general responsibilities under the Westpac Code of Conduct. Our Code of Accounting Practice and Financial Reporting is in accordance with the requirements of the US Sarbanes-Oxley Act.

The Code of Accounting Practice and Financial Reporting is available in the corporate governance section at westpac.com.au/investorcentre

ASXCGC’s Best Practice Recommendation 3.1, 3.3

c)              Internal policies and procedures

Beyond the Code of Conduct and the Social Charter, (see section 9), we comply with a range of external industry codes, such as the Code of Banking Practice and the Electronic Funds Transfer Code of Conduct.

In addition, we have a series of internal policies including:

•                  Risk Management Policies, including fraud risk, operational risk, compliance principles and practices, market risk and related entity risk;

•                  Personal Customer Charter and Complaints Policy and Procedures;

•                  Insider Trading Policy;

•                  Market Disclosure Policy;

•                  Code of Accounting Practice and Financial Reporting;

•                  Anti Money Laundering Policy;

•                  Privacy Policy;

•                  Anti-Hawking Policy;

•                  Breach and Incident Reporting Procedures;

•                  Whistleblower Protection Policy;

•                  Occupational Health & Safety Policy and other human resources policies, such as the Employee Guidelines, the Discrimination and Harassment Policy, and Disciplinary Policy;

•                  Business Continuity Policy;

•                  Sustainability Supply Chain Management Policy; and

•                  Internet Technology Code of Use and the Information Security Policy.

A range of procedures and guidelines and individual business applications supports these policies. In addition there are communication and training processes and tools that support these policies. These tools include the Compliance Handbook ‘Doing the Right Thing’ (revised 2004) which forms part of the staff induction process and the to be online compliance test that staff undertake.

ASXCGC’s Best Practice Recommendation 3.1, 3.3

d)             Concern reporting and whistleblowing

Employees are actively encouraged to bring any problems to the attention of management, the human resources team (People and Performance) or the compliance team. This includes activities or behaviour that may not be in accord with the Code of Conduct, Code of Accounting Practice and Financial Reporting, Insider Trading Policy, other Westpac policies, or other regulatory requirements or laws.

We provide a range of mechanisms to raise issues, including:

•                  raising issues concerning fraud directly with our Financial Crimes Control team;

•                  making suggestions for more efficient processes via the to be online Ask Once program; and

•                  raising concerns about ‘people issues’ such as harassment or discrimination directly with People & Performance through P&P Connect.

Concerns can be raised anonymously with the Chief Compliance Officer through our internet based concern reporting system, Concern Online, or by telephone through the Concern Hotline, which is a service provided by an external service provider. We have a Whistleblower Protection Policy to protect individuals who make reports about suspected breaches of our policies through these channels. The concern reporting system complies with the whistleblower provisions of all relevant legislative requirements and the Australian Standard AS 8004 Whistleblower Protection Programs for Entities.

The concern reporting and whistleblower policy is available in the corporate governance section at westpac.com.au/investorcentre

ASXCGC’s Best Practice Recommendation 3.1, 3.3, 10.1

e)              Insider trading policy and trading in Westpac shares

Directors and employees are subject to restrictions under the law relating to dealing in certain financial products, encompassing company securities (including Westpac) and related derivatives or other financial products, if they are in possession of inside information. Inside information is information that is not generally available and, if it were generally available, a reasonable person would expect it to have a material effect on the price or value of the financial product.

To ensure compliance with these legal requirements and to ensure high standards of conduct, we have policies in place that restrict the periods in which Directors and Prescribed Employees can trade in Westpac’s securities and derivatives. The Trading Windows are 56 days (including holidays and weekends), each commencing two full trading days after announcement of the half and full year results.

Directors and Prescribed Employees must also obtain approval to trade during those periods. Prescribed Employees are designated employees who, because of their seniority or the nature of their position, come into contact with key financial or strategic information about Westpac all or most of the time. A register of Prescribed Employees is maintained by the Compliance team and regularly updated and notified to staff.

In addition, employees in Westpac Institutional Bank and BT Financial Group are subject to comprehensive restrictions and procedures applicable to buying or selling other securities and financial products. These include, though are not necessarily restricted to, seeking consent before dealing in Australian or New Zealand securities listed on the ASX and/or NZX, and a complete ban on dealing in securities in which employees have close working relationships with specific companies. In addition to the employees, the restrictions apply to their immediate family members and entities in which the employees and/or their spouse have a beneficial interest or control or investment influence. Further, Westpac Institutional Bank employees are prohibited from personal account trading of securities issued by customers if they advise, originate, structure, trade, distribute, sell or research the securities.

A copy of Westpac’s insider trading policy is available the corporate governance section at westpac.com.au/investorcentre

ASXCGC’s Best Practice Recommendation 3.2 3.3

8.              Remuneration framework

Details of our remuneration framework are in the ‘Remuneration Policy and Practice’ section and note 41 to the financial statements.

ASXCGC’s Best Practice Recommendation 8.1, 9.1, 9.3, 9.4, 9.5

9.              Corporate responsibility and sustainability

a)             Approach to corporate responsibility and sustainability

Our aim is to manage our business in a way that produces positive outcomes for all stakeholders and maximises economic, social and environmental value simultaneously. In doing so, we accept that the responsibilities flowing from this go beyond both strict legal obligations and just the financial bottom-line.

Transparency, the desire for fair dealing, responsible treatment of staff and of customers, and positive links into the community, underpin our everyday activities and corporate responsibility practices.

The Social Charter is at the core of these practices. This Charter sets out the behaviours stakeholders can expect from Westpac across marketplace practices, employee practices, occupational health and safety, community involvement, environmental practices, and risk management.

Our approach, which goes beyond ASXCGC’s best practice recommendations 3.1 and 10.1, also reflects the many legal, regulatory and prudential requirements, and the community expectations applying to the industry.

Westpac’s Social Charter is available in the corporate governance section at westpac.com.au/investorcentre

ASXCGC’s Best Practice Recommendation 3.1, 10.1

b)             Stakeholder impact reporting

Transparent reporting of social, environmental and financial performance is central to our approach to governance and responsibility management. In line with this, we publish an annual Stakeholder Impact Report, which measures and reports against some 116 performance indicators that were developed in consultation with stakeholders.

Specialist social and environmental auditors independently verify and assure the Stakeholder Impact Report is compliant with the AA1000 Assurance Standard to safeguard the integrity of our external reporting. Independent verification and assurance also assists in driving continuous improvement.

ASXCGC’s Best Practice Recommendation 3.1, 3.3

c)              External sustainability and governance ratings

Allied to external verification and assurance, we endorse the principle of independent external assessment by respected sustainability and governance ratings organisations.

Our recent external sustainability and governance ratings have included:

•                  the number one rating for banks globally in the Dow Jones Sustainability Index for 2004/2005 for the third year running;

•                  number one in the inaugural Australian Business in the Community, Corporate Responsibility Index;

•                  one of only 26 companies worldwide, the only Australian company and the only bank globally out of 2,600 companies assessed, to receive the top governance rating of 10 in the 2004 Governance Metrics International ratings;

•                  commended by the ASX for outstanding performance in governance reporting in our 2003 Corporate Governance Statement in accordance with the ASXCGC’s Best Practice Recommendations;

•                  the top company in the 2004 Reputex Social Responsibility Ratings, receiving the only AAA rating;

•                  number one of the top 50 Australian companies as ranked by Non-Government organisations in the 2004 Corp Rate Survey; and

•                  best in class and number one of 93 global banks as rated by Storebrand Investments, Norway.

Westpac’s Stakeholder Impact Report and performance in external sustainability assessments are available in the corporate responsibility section at westpac.com.au/investorcentre

10.       Market disclosure

We are committed to maintaining a level of disclosure that meets the highest standards and ensuring that investors have equality of access to information. In achieving these standards we maintain a Board-approved market disclosure policy governing how we communicate with our shareholders and the investment community.

The policy is designed to ensure compliance with ASX continuous disclosure requirements and the requirements of other exchanges where Westpac’s securities are listed. The policy ensures that information a reasonable person would expect to have a material effect on the price of Westpac’s securities would be immediately disclosed.

The Disclosure Committee is chaired by the CFO and involves the CEO, senior executives, Group Secretary & General Counsel and Group General Manager Stakeholder Communications. The Disclosure Committee is responsible for making decisions on what should be disclosed publicly under the market disclosure policy, and for developing and maintaining relevant guidelines, including guidelines on information that may be price sensitive.

The Group Secretary & General Counsel has responsibility for ensuring compliance with the continuous disclosure requirements of the ASX listing rules, and overseeing and coordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

All market announcements are released to each stock exchange where Westpac is listed - ASX, NYSE, NZX and Tokyo Stock Exchange Inc.

We also publish on our website the Concise Annual and Annual Financial Reports, profit announcements, CEO and executive briefings (including webcasts), economic updates, notices of meetings, media releases and meeting transcripts.

Westpac’s market disclosure policy is available in the corporate governance section at westpac.com.au/investorcentre

ASXCGC’s Best Practice Recommendation 5.1, 5.2, 6.1

11.       Shareholder communications and participation

We are committed to giving all shareholders comprehensive, timely and equal access to information about our activities so that they can make informed investment decisions.

A wide range of communication approaches is employed to facilitate access by all shareholders, regardless of the size of their holding or location. These include direct communications with shareholders, publication of all relevant company information in the Investor Centre section of our website, and access to all market briefings and shareholder meetings via webcasting and teleconferencing facilities. Shareholders are also given the option to receive company information in print or electronically.

A Shareholder Newsletter is also sent to all shareholders with the half and full year dividend notices, which provides information on our performance and developments plus details on where to access further information. In addition, all shareholders are provided with contact numbers for both the Investor Relations Unit and the share registry, ASX Perpetual Registrars Limited, should they require any information.

Full participation of shareholders at the annual general meeting (‘AGM’) is encouraged to ensure a high level of involvement and to deepen their understanding of our strategy and goals. Proceedings of the AGM are also web cast live to maximise communication with shareholders.  The proceedings can also be viewed on demand at a later time from our website.

At the time of receipt of the Notice of Meeting, shareholders are invited to put forward issues that they would like addressed at the AGM.

All relevant shareholder information can be accessed at westpac.com.au/investorcentre

ASXCGC’s Best Practice Recommendation 6.1

12.       Comparison of Westpac’s corporate governance practices with NYSE listing rules

The NYSE listing rules, section 303A, recently enhanced the corporate governance requirements for NYSE-listed companies. We are in compliance with the NYSE listing rules in all material respects.

Under the NYSE listing rules foreign private issuers such as Westpac, that have American Depositary Shares (ADS) traded on the NYSE, are permitted to follow home country practice in lieu of the NYSE listing rules, although commencing 31 July 2005, we will be required to comply with certain audit committee and notification requirements.

Under the NYSE listing rules foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by domestic American companies.

We have compared our corporate governance practices to the corporate governance requirements of the NYSE listing rules and note the following potential significant difference:

Equity compensation

The NYSE listing rule requires shareholders be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions.

We comply with the equivalent domestic requirements in that we are not required under Australian law to provide shareholders with the opportunity to vote on new equity-compensation plans or material revisions to existing plans such as the 2002 equity-based reward plans. However, these plans were extensively disclosed to shareholders in the 2002 and 2003 Corporate Governance Statements and are this year set out in detail in note 41 to the financial statements. It should be noted that the three agreements under which the CEO has received options and share rights have received shareholder approval.

13. NZX corporate governance rules and principles

The NZX introduced a number of corporate governance amendments to the NZX listing rules in October 2003.

As an overseas listed issuer, Westpac is deemed to satisfy and comply with the NZX listing rules, so long as it remains listed on ASX. The ASX, through ASXCGC Best Practice Recommendations, and the NZX have adopted a similar ‘comply or explain’ general approach to corporate governance, but each have some mandatory provisions.  The corporate governance rules and principles of each exchange are predominantly the same, but they do differ in some material respects. These include:

•                  ASXCGC recommends that a majority of all directors be independent, and requires disclosure if they are not, whereas the NZX requires that one third of the directors and at least two directors be independent. Both exchanges have similar definitions of independence, however there are differences, with the ASXCGC definition of independence being more exclusive in some respects and less so in others. Westpac has a majority of independent directors, as set out in sections 3a) and 3e) of this Corporate Governance Statement;

•                  the ASX listing rules do not necessarily require shareholder approval of major transactions to the extent required by the NZX listing rules;

•                  certain matters covered by the NZX listing rules are not addressed in the ASX listing rules, but are covered in the Australian Corporations Act, including restrictions on buy-backs and financial assistance, and the rules governing auditors;

•                  the ASX related party transaction provisions require shareholder approval only for related party acquisitions or dispositions of assets exceeding 5% of shareholders’ equity. Whereas the NZX related party transaction provisions require shareholder approval for related party acquisitions dispositions and other transactions exceeding 5% of the issuer’s average market capitalisation, and for an additional category of service arrangements where the threshold is an annual gross cost of 0.5% of the issuer’s average market capitalisation; and

•                  the ASX principles and rules specifically address additional corporate governance matters in relation to risk management, internal controls and stakeholder interests. The NZX principles and rules do not specifically address these matters.

14. ASX Corporate Governance Council Best Practice Recommendations

	ASXCGC’s Best Practice Recommendations	Reference(1)	Compliance
Principle 1:	Lay solid foundations for management and oversight
1.1	Formalise and disclose the functions reserved to the Board and those delegated to management.	3b)	Comply

Principle 2:	Structure the Board to add value
2.1	A majority of the Board should be independent directors.	3a), 3e)	Comply
2.2	The chairperson should be an independent director.	3d)	Comply
2.3	The roles of chairperson and CEO should not be exercised by this same individual.	3d)	Comply
2.4	The Board should establish a nomination committee.	4f)	Comply
2.5	Provide the information indicated in Guide to reporting on Principle 2.	31), 3e), 3j), 3n), 4f)

Principle 3:	Promote ethical and responsible decision-making
3.1	Establish a code of conduct to guide the directors, the CEO (or equivalent), the CFO (or equivalent ) and any other key executive as to:	7a), 7b), 9a), 9b),	Comply
3.1.1 the practices necessary to maintain confidence in company’s integrity;
3.1.2 the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

3.2	Disclose the policy concerning trading in company securities by directors, officers and employees.	7e)	Comply
3.3	Provide the information indicated in Guide to reporting on Principle 3.	7e), 7b), 7c), 7d), 7e), 9a), 9b)	Comply

Principle 4:	Safeguard integrity in financial reporting
4.1

Require the CEO (or equivalent) and the CFO (or equivalent) to state in writing to the Board that the company’s financial reports present a true and fair view, in all material respects, of the company’s financial condition and operational results and are in accordance with relevant accounting standards.

		6c)	Comply
4.2	The Board should establish an audit committee.	4d)	Comply
4.3	Structure the audit committee so that it consists of	4d)	Comply
• only non-executive directors;
• a majority of independent directors;
• an independent chairperson, who is not chairperson of the Board;
• at least three members.
4.4	The audit committee should have a formal charter.	4d)	Comply
4.5	Provide the information indicated in Guide to reporting on Principle 4.	4c), 4d), 5b)	Comply

Principle 5:	Make timely and balanced disclosure
5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rules disclosure requirements and to ensure accountability at a senior management level for that compliance.	10	Comply
5.2	Provide the information indicated in Guide to reporting on Principle 5.	10	Comply

Principle 6:	Respect the rights of shareholders
6.1	Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings.	10, 11	Comply
6.2

Request the external auditor to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor’s report.

		5f)	Comply

	ASXCGC’s Best Practice Recommendations	Reference(1)	Compliance
Principle 7:	Recognise and manage risk
7.1	The Board or appropriate Board committee should establish policies on risk oversight and management.	4e), 6a)	Comply
7.2	The CEO (or equivalent) and the CFO (or equivalent) should state to the Board in writing that:

7.2.1        the statement given in accordance with best practice recommendation 4.1 (the integrity of financial statements) is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board;

		6c)	Comply
	7.2.2 the company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects.	6c)	Comply
7.3	Provide the information indicated in Guide to reporting on Principle 7.	4c), 4e), 6a)	Comply

Principle 8:	Encourage enhanced performance
8.1	Disclose the process for performance evaluation of the Board, its committees and individual directors, and key executives.	3i), 4c), 4g) and Remuneration philosophy and practice	Comply

Principle 9:	Remunerate fairly and responsibly
9.1

Provide disclosure in relation to the company’s remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.

		Remuneration philosophy and practice	Comply
9.2	The Board should establish a remuneration committee.	4g)	Comply
9.3	Clearly distinguish the structure of non-executive directors’ remuneration for that of executives.	Remuneration philosophy and Practice	Comply
9.4	Ensue that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders:
	• CEO Agreements;	1b), Remuneration philosophy and Practice	Comply(2)
	• 2002 Equity-based plans.	1b), Remuneration philosophy and Practice	Qualified compliance(3)
9.5	Provide the information indicated in Guide to reporting on Principle 9.	4c), 4g), Remuneration philosophy and Practice	Comply

Principle 10:	Recognise the legitimate interests of stakeholders
10.1	Establish and disclose a code of conduct guide compliance with legal and other obligation to legitimate stakeholders.	7a), 7d), 9a)	Comply

(1)           Reference refers to the relevant sections of this Corporate Governance Statement note 41 to the financial statements.

(2)                                  Each of the CEO’s three separate agreements: the 1999 Chief Executive Share Option Agreement (as amended), the Chief Executive Share Option Agreement 2001, and the Chief Executive Securities Agreement 2003 have shareholder approval.

(3)                                  Our other current equity-based reward plans were introduced in 2002, prior to the release of the ASXCGC’s best practice recommendations. As the plans did not require shareholder approval under the Corporations Act and ASX Listing Rules, they were not put to shareholders for approval. The 2002 equity-based reward plans were extensively disclosed to shareholders in the Corporate Governance Statements in each of the 2002 and 2003 Annual Reports and are this year set out in detail in note 41 to the financial statements.

Remuneration philosophy and practice

Remuneration committee

The Remuneration Committee assists the Board by ensuring that we have coherent remuneration policies and practices that fairly and responsibly reward executives having regard to performance, the law and the highest standards of governance.

The Committee’s purpose is to:

•                  make recommendations to the Board of Directors in relation to the remuneration of the CEO and Non-executive Directors;

•                  review and approve executive remuneration policy;

•                  approve remuneration packages and contracts for positions reporting directly to the CEO;

•                  review and recommend to the Board to approve all equity based plans, including performance hurdles, proposed awards, and the purchase and/or issue of any Westpac shares;

•                  approve short term incentive expenditure across the Group; and

•                  oversee general remuneration practices across the Group.

The Committee engages independent remuneration consultants to ensure remuneration practices are consistent with market practice.

The membership of the Remuneration Committee is outlined in ‘Corporate Governance’.

Our remuneration policy

The main principle underlying our employee remuneration policy is to ensure rewards are commensurate with performance and the results delivered, and that reward levels are market competitive.

Our enterprise-wide remuneration philosophy is that:

•                  pay and reward schemes should emphasise performance that goes beyond our shareholders’ expectations, including superior shareholder return growth relative to our chosen peer group of companies of the 50 largest listed companies on the ASX by market capitalisation excluding Westpac itself, property trusts and specified resources companies;

•                  for each role, the balance between fixed and variable components should reflect market conditions and the extent to which the role contributes directly to financial performance;

•                  individual objectives should reflect the need to deliver sustainable outcomes for shareholders; and

•                  the provision of all variable pay should be tightly linked to measurable personal and business group performance, primarily measured by economic profit, within clearly defined time frames.

Economic profit is defined as net profit attributable to equity holders adjusted for certain non-cash items less an assigned capital charge.  Economic profit is used as the primary measure of performance for incentive payments on an enterprise-wide basis as it focuses on shareholder value by requiring the return in excess of risk weighted cost to capital.

Consistent with this philosophy, the remuneration policy aims to achieve a total reward mix (fixed and variable reward) that is consistent with high performance organisations, maximises the motivational impact for employees and best aligns the interests of employees with the interests of shareholders. The policy is to pay at the market median for targeted performance and at the upper quartile for superior performance.

To ensure that a short term incentive is only available where value has been created for shareholders, the size of our short term incentive pool is tied to growth in Group economic profit and is capped at a maximum percentage of Group economic profit.

In order for individuals to earn a market competitive short term incentive payment, Westpac must meet economic profit related performance targets and individual’s must meet their individual performance targets (both financial and non-financial).

Consistent with our pay for performance philosophy, we also allocate a larger portion of the short term incentive pool to the best performers across the Group.

Invitations to receive long term, equity linked incentive allocations are discretionary based on annual performance and business need to retain critical skills. The Board Remuneration Committee approves aggregate long term incentive pools annually. Economic profit performance influences the amount of long term incentive to be allocated each year. The total number of shares, share rights, or options that may be issued under Westpac’s equity-based reward plans on a rolling five year basis is capped at 5% of our issued share capital.

Our current long term, equity linked incentive schemes are expressly aligned to the creation of value for our shareholders through the use of straightforward and transparent performance hurdles namely a measure of relative total shareholder return against our chosen peer group.  If the hurdles are not met, scheme participants forfeit the incentive.

Details of the remuneration relating to our directors and specified executives’ interests in equity instruments and other information in disclosed in note 41 to the financial statements in accordance with AASB 1046 Director and Executive Disclosures.

Ten year summary

$m (unless otherwise indicated)	2004	2003	2002	2001	2000
Statement of financial performance - year ended 30 September(1)
Net interest income	4,755	4,326	4,205	4,051	3,669
Non-interest income	3,255	3,004	2,919	2,537	2,414
Net operating income	8,010	7,330	7,124	6,588	6,083
Operating expenses	(3,940)	(3,763)	(3,895)	(3,472)	(3,405)
Amortisation of goodwill	(164)	(163)	(100)	(98)	(98)
Bad and doubtful debts	(414)	(485)	(461)	(433)	(202)
Profit from ordinary activities before income tax expense and abnormal items	3,492	2,919	2,668	2,585	2,378
Income tax expense	(913)	(728)	(471)	(677)	(660)
Net profit attributable to outside equity interests	(40)	(8)	(5)	(5)	(3)
Net profit attributable to equity holders before abnormal items	2,539	2,183	2,192	1,903	1,715
Abnormal items (net of tax)(7)	—	—	—	—	—
Net profit attributable to equity holders	2,539	2,183	2,192	1,903	1,715
Statement of financial position at 30 September(1)
Total assets	245,079	221,339	191,037	189,845	167,618
Loans	182,471	160,473	135,870	122,250	107,533
Acceptances	5,534	3,788	4,788	15,700	15,665
Deposits and public borrowings(8)	146,533	129,071	110,763	96,157	89,994
Loan capital	4,431	4,544	4,512	4,838	4,892
Total equity	16,317	13,996	10,468	9,705	9,262
Total risk weighted assets	158,489	142,909	128,651	127,242	114,816
Share information
Earnings per share (cents):
Before abnormals	129.2	115.6	118.3	102.8	88.8
After abnormals	129.2	115.6	118.3	102.8	88.8
Dividends per ordinary share (cents)	86	78	70	62	54
Net tangible assets per ordinary share ($)(2)	5.47	4.97	4.56	4.28	3.96
Share price ($):
High	18.28	17.14	17.01	14.55	12.97
Low	15.00	12.83	13.11	11.87	9.16
Close	17.73	16.20	13.85	13.29	12.75
Ratios
Total equity to total assets (%)	6.7	6.3	5.5	5.1	5.5
Total equity to total average assets (%)	6.9	6.7	5.6	5.4	5.8
Total capital ratio (%)(3)	9.7	10.5	9.6	9.9	9.9
Dividend payout ratio (%)	66.6	67.5	59.2	60.3	60.8
Return on average ordinary equity before abnormals (%)	19.9	19.2	21.7	21.1	18.4
Productivity ratio(4)	4.03	3.99	3.90	3.60	3.35
Operating expenses to operating income ratio (%)	49.2	51.3	54.7	52.7	56.0
Net interest margin	2.53	2.62	2.81	3.11	3.10
Other information
Points of bank representation (number at financial year end)(5)	1,065	1,069	1,371	1,347	1,375
Core full-time equivalent staff (number at financial year end)(6)	25,683	25,013	23,637	27,088	29,510

For footnote explanations refer next page.

$m (unless otherwise indicated)	1999	1998	1997	1996	1995
Statement of financial performance - year ended 30 September(1)
Net interest income	3,476	3,492	3,353	3,254	2,982
Non-interest income	2,155	2,003	1,739	1,472	1,391
Net operating income	5,631	5,495	5,092	4,726	4,373
Operating expenses	(3,334)	(3,286)	(3,166)	(3,015)	(2,647)
Amortisation of goodwill	(100)	(106)	(62)	(34)	(7)
Bad and doubtful debts	(171)	(168)	(78)	(121)	(330)
Profit from ordinary activities before income tax expense and abnormal items	2,026	1,935	1,786	1,556	1,389
Income tax expense	(567)	(589)	(493)	(421)	(371)
Net profit attributable to outside equity interests	(3)	(4)	(2)	(3)	(3)
Net profit attributable to equity holders before abnormal items	1,456	1,342	1,291	1,132	1,015
Abnormal items (net of tax)(7)	—	(70)	—	—	(68)
Net profit attributable to our equity holders	1,456	1,272	1,291	1,132	947
Statement of financial position at 30 September(1)
Total assets	140,220	137,319	118,963	121,513	105,835
Loans	97,716	91,738	77,874	81,201	64,365
Acceptances	10,249	10,325	11,242	11,197	11,656
Deposits and public borrowings(8)	85,546	83,164	72,636	74,886	58,198
Loan capital	2,692	2,523	1,895	2,199	2,881
Total equity	8,997	8,611	8,206	7,891	7,583
Total risk weighted assets	102,592	97,430	87,133	86,503	74,930
Share information
Earnings per share (cents):
Before abnormals	77.0	70.1	70.0	58.9	53.5
After abnormals	77.0	66.4	70.0	58.9	49.8
Dividends per ordinary share (cents)	47	43	39	33	28
Net tangible assets per ordinary share ($)(2)	3.71	3.59	3.69	3.39	3.81
Share price ($):
High	12.06	11.45	9.10	6.59	5.51
Low	8.36	7.10	6.43	5.20	3.90
Close	9.45	9.28	8.70	6.54	5.36
Ratios
Total equity to total assets (%)	6.4	6.3	6.9	6.5	7.2
Total equity to total average assets (%)	6.4	6.2	6.6	6.8	7.8
Total capital ratio (%)(3)	9.2	9.3	10.5	10.8	13.9
Dividend payout ratio (%)	61.0	61.3	55.7	56.0	56.2
Return on average ordinary equity before abnormals (%)	16.8	15.5	17.0	14.6	13.0
Productivity ratio(4)	3.30	3.22	2.90	2.63	2.86
Operating expenses to operating income ratio (%)	59.2	59.8	62.2	63.8	60.5
Net interest margin	3.25	3.44	3.59	3.72	3.80
Other information
Points of bank representation (number at financial year end)(5)	1,625	1,832	1,547	1,788	1,547
Core full-time equivalent staff (number at financial year end)(6)	31,731	33,222	31,608	33,832	31,416

(1)          The above statements of financial performance extracts for 2004, 2003 and 2002 and statements of financial position extract for 2004 and 2003 are derived from the consolidated financial statements included in this report, and for prior years are derived from financial statements previously published, each of which have been presented in accordance with Australian GAAP.

(2)          After deducting preference equity and goodwill.

(3)          For details on the calculation of this ratio refer note 42 to the financial statements.

(4)          Net operating income/ salaries and other staff expenses.

(5)          As of 2003, business banking, agribusiness, private bank and financial planning centres all operate from our branch network and as such are no longer counted as separate points of representation.

(6)          Core full-time equivalent staff includes overtime and pro-rata part time staff. It excludes staff on unpaid absences (e.g. maternity leave), temporary and contract staff.

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

(8)          Public borrowings balances were only held until 2002.  They related to Australian Guarantee Corporation Limited and Augusta (1962) Limited (formerly Australian Guarantee Corporation (NZ) Limited).

Financial report

Annual financial report 2004

Financial statements
Statements of financial performance
Statements of financial position
Statements of changes in equity
Statements of cash flows

Notes to the financial statements
Note 1	Summary of significant accounting policies
Note 2	Revenue
Note 3	Interest
Note 4	Non-interest income
Note 5	Operating expenses
Note 6	Income tax
Note 7	Dividends and distributions provided for or paid
Note 8	Earnings per ordinary share
Note 9	Due from other financial institutions
Note 10	Trading securities
Note 11	Investment securities
Note 12	Loans
Note 13	Provisions for bad and doubtful debts
Note 14	Impaired assets
Note 15	Goodwill
Note 16	Fixed assets
Note 17	Deferred tax assets
Note 18	Other assets
Note 19	Due to other financial institutions
Note 20	Deposits
Note 21	Tax liabilities
Note 22	Provisions
Note 23	Other liabilities
Note 24	Debt issues and loan capital
Note 25	Equity
Note 26	Equity based remuneration
Note 27	Maturity analysis
Note 28	Average balances and related interest
Note 29	Group segment information
Note 30	Credit risk concentrations
Note 31	Auditors’ remuneration
Note 32	Expenditure commitments
Note 33	Superannuation commitments
Note 34	Contingent liabilities, contingent assets and commitments
Note 35	Derivative financial instruments
Note 36	Interest rate risk
Note 37	Fair value of financial instruments
Note 38	Group entities
Note 39	Other Group investments
Note 40	Related party disclosures
Note 41	Director and executive disclosures
Note 42	Capital adequacy
Note 43	Statements of cash flows
Note 44	Events occurring after reporting date
Note 45	Reconciliation with US Generally Accepted Accounting Principles (US GAAP)

Statutory statements
Directors’ declaration
Independent audit report to the members of Westpac Banking Corporation
Report of independent registered public accounting firm

Financial statements

Statements of financial performance for the years ended 30 September

Westpac Banking Corporation and its controlled entities

		Consolidated			Parent Entity
	Note	2004	2003	2002	2004	2003
		$m	$m	$m	$m	$m
Interest income	3	12,939	10,885	9,789	12,601	10,833
Interest expense	3	(8,184)	(6,559)	(5,584)	(8,339)	(6,943)
Net interest income		4,755	4,326	4,205	4,262	3,890
Non-interest income	4	3,255	3,004	2,919	2,568	3,581
Net operating income		8,010	7,330	7,124	6,830	7,471
Operating expenses	5	(3,940)	(3,763)	(3,895)	(3,577)	(3,731)
Amortisation of goodwill		(164)	(163)	(100)	(98)	(98)
Bad and doubtful debts	13	(414)	(485)	(461)	(410)	(481)
Profit from ordinary activities before income tax expense		3,492	2,919	2,668	2,745	3,161
Income tax expense	6	(913)	(728)	(471)	(646)	(542)
Net profit		2,579	2,191	2,197	2,099	2,619
Net profit attributable to outside equity interests:
Managed investment schemes		(30)	—	—	—	—
Other		(10)	(8)	(5)	—	—
Net profit attributable to equity holders of Westpac Banking Corporation		2,539	2,183	2,192	2,099	2,619
Foreign currency translation reserve adjustment		(11)	(156)	(76)	(26)	(147)
Total revenues, expenses and valuation adjustments attributable to equity holders of Westpac Banking Corporation recognised directly in equity		(11)	(156)	(76)	(26)	(147)
Total changes in equity other than those resulting from transactions with owners as owners		2,528	2,027	2,116	2,073	2,472
Earnings per ordinary share (cents) after deducting distributions on other equity instruments	1 (h)vi, 8
Basic		129.2	115.6	118.3
Fully diluted		127.7	115.3	117.9

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

Statements of financial position as at 30 September

Westpac Banking Corporation and its controlled entities

		Consolidated		Parent Entity
	Note	2004	2003	2004	2003
		$m	$m	$m	$m
Assets
Cash and balances with central banks		1,800	1,786	1,599	1,643
Due from other financial institutions	9	9,538	6,035	7,967	4,531
Trading securities	10	9,698	8,793	9,325	8,771
Investment securities (Group market value $3,846m, 2003 $3,745m)	11	3,714	3,656	1,634	1,767
Loans	12	182,471	160,473	175,498	154,918
Acceptances of customers		5,534	3,788	5,786	4,031
Life insurance assets		12,957	10,522	—	—
Regulatory deposits with central banks overseas		523	425	504	410
Due from controlled entities		—	—	24,212	15,980
Investments in controlled entities	38	—	—	5,663	5,908
Goodwill	15	2,394	2,558	1,230	1,297
Fixed assets	16	1,445	842	660	668
Deferred tax assets	17	838	1,019	811	864
Intragroup tax related receivable		—	—	136	—
Other assets	18	14,167	21,442	12,834	20,255
Total assets		245,079	221,339	247,859	221,043
Liabilities
Due to other financial institutions	19	7,071	3,831	4,921	3,094
Deposits	20	146,533	129,071	146,151	128,722
Debt issues	24	36,188	29,970	23,138	18,866
Acceptances		5,534	3,788	5,786	4,031
Current tax liabilities	21	1	310	11	303
Deferred tax liabilities	21	110	246	113	208
Intragroup tax related payable		—	—	31	—
Life insurance policy liabilities		10,782	9,896	—	—
Due to controlled entities		—	—	31,651	22,847
Provisions	22	427	462	378	389
Other liabilities	23	17,685	25,225	16,792	24,079
Total liabilities excluding loan capital		224,331	202,799	228,972	202,539
Loan capital
Subordinated bonds, notes and debentures	24	3,885	3,971	3,885	3,971
Subordinated perpetual notes	24	546	573	546	573
Total loan capital		4,431	4,544	4,431	4,544
Total liabilities		228,762	207,343	233,403	207,083
Net assets		16,317	13,996	14,456	13,960
Equity
Parent entity interest:
Ordinary shares	25	4,234	3,972	4,234	3,972
Reserves		(83)	(73)	(73)	(46)
Retained profits		7,812	7,343	7,312	7,271
Convertible debentures	25	—	—	2,472	2,252
Perpetual capital notes	25	—	—	511	511
Total parent entity interest		11,963	11,242	14,456	13,960
Other equity interests:
New Zealand Class shares	25	453	471	—	—
Trust Originated Preferred Securities (TOPrSSM)	25	—	465	—	—
Fixed Interest Resettable Trust Securities (FIRsTS)	25	655	655	—	—
Trust Preferred Securities (2003 TPS)	25	1,132	1,132	—	—
Trust Preferred Securities (2004 TPS)	25	685	—	—	—
Total other equity interests		2,925	2,723	—	—
Total equity attributable to equity holders of Westpac Banking Corporation		14,888	13,965	14,456	13,960
Outside equity interests in controlled entities:
Managed investment schemes		1,408	—	—	—
Other		21	31	—	—
Total equity		16,317	13,996	14,456	13,960
Contingent liabilities, contingent assets and commitments	34

The accompanying notes, numbered 1 to 44, form part of these financial statements for the purpose of Australian reporting requirements.

A summary of significant adjustments to net profit attributable to equity holders of Westpac Banking Corporation, total equity, total assets and total liabilities that would be required if US GAAP had been applied is disclosed in note 45.

Statements of changes in equity for the years ended 30 September

Westpac Banking Corporation and its controlled entities

		Consolidated			Parent Entity
	Note	2004	2003	2002	2004	2003
		$m	$m	$m	$m	$m
Contributed equity
Ordinary shares	25
Balance at beginning of year		3,972	3,503	1,751	3,972	3,503
Shares issued:
Under the dividend reinvestment plan		309	382	17	309	382
Under employee share purchase and option schemes		110	87	10	110	87
Shares bought back		(157)	—	(25)	(157)	—
Transfer from share premium reserve (refer to note 1(a)i)		—	—	1,619	—	—
Transfer from capital redemption reserve (refer to note 1(a)i)		—	—	131	—	—
Balance at year end		4,234	3,972	3,503	4,234	3,972
New Zealand Class shares	25
Balance at beginning of year		471	471	482	—	—
Shares bought back		(18)	—	(11)	—	—
Balance at year end		453	471	471	—	—
Other equity instruments
Trust Originated Preferred Securities (TOPrS)	25
Balance at beginning of year		465	465	465	—	—
Redeemed during the year		(465)	—	—	—	—
Balance at year end		—	465	465	—	—
Fixed Interest Resettable Trust Securities (FIRsTS)	25
Balance at beginning of year		655	—	—	—	—
Securities issued during the year		—	667	—	—	—
Issue costs		—	(12)	—	—	—
Balance at year end		655	655	—	—	—
Trust Preferred Securities (2003 TPS)	25
Balance at beginning of year		1,132	—	—	—	—
Securities issued during the year		—	1,145	—	—	—
Issue costs		—	(13)	—	—	—
Balance at year end		1,132	1,132	—	—	—
Trust Preferred Securities (2004 TPS)	25
Securities issued during the year		693	—	—	—	—
Issue costs		(8)	—	—	—	—
Balance at year end		685	—	—	—	—
Convertible debentures	25
Balance at beginning of year		—	—	—	2,252	465
Debentures issued during the year		—	—	—	693	1,812
Issue costs		—	—	—	(8)	(25)
Redeemed during the year		—	—	—	(465)	—
Balance at year end		—	—	—	2,472	2,252
Perpetual capital notes		—	—	—	511	511
Reserves(1)
Reserve fund
Balance at beginning of year		—	—	876	—	—
Transfer to retained profits (refer to note 1(a)i)		—	—	(876)	—	—
Balance at year end		—	—	—	—	—
Share premium reserve
Balance at beginning of year		—	—	1,651	—	—
Premium on shares issued		—	—	340	—	—
Premium on shares bought back		—	—	(372)	—	—
Transfer to share capital (refer to note 1(a)i)		—	—	(1,619)	—	—
Balance at year end		—	—	—	—	—

(1)           A description of the nature and function of each reserve account is provided in note 1(g)iv.

Statements of changes in equity for the years ended 30 September

Westpac Banking Corporation and its controlled entities

		Consolidated			Parent Entity
	Note	2004	2003	2002	2004	2003
		$m	$m	$m	$m	$m
Premises revaluation reserve
Balance at beginning of year		—	—	8	10	16
Transfer to retained profits of realised revaluation gains on sale of premises		—	—	(11)	(2)	(6)
Other adjustments		—	—	3	—	—
Balance at year end		—	—	—	8	10
Capital redemption reserve
Balance at beginning of year		—	—	135	—	—
Transfer to share capital (refer to note 1(a)i)		—	—	(131)	—	—
Other adjustments		—	—	(4)	—	—
Balance at year end		—	—	—	—	—
Foreign currency translation reserve
Balance at beginning of year		(73)	82	149	(56)	88
Transfer to retained profits		1	1	9	1	3
Foreign currency translation reserve adjustment		(11)	(156)	(76)	(26)	(147)
Balance at year end		(83)	(73)	82	(81)	(56)
Total reserves		(83)	(73)	82	(73)	(46)
Retained profits
Reported balance at previous year end		7,343	5,930	4,174	7,271	5,429
Change in accounting policy for providing for dividends		—	651	—	—	631
Balance at beginning of year		7,343	6,581	4,174	7,271	6,060
Transfer from reserve fund (refer to note 1(a)i)		—	—	876	—	—
Aggregate of amounts transferred (to)/from other reserves		(1)	(1)	2	1	3
Net profit attributable to equity holders of Westpac Banking Corporation		2,539	2,183	2,192	2,099	2,619
Ordinary dividends provided for or paid	7	(1,518)	(1,345)	(1,266)	(1,474)	(1,305)
Distributions on other equity instruments	7	(154)	(75)	(48)	(188)	(106)
Deemed dividend - shares bought back		(404)	—	—	(404)	—
Realised gain on redemption of TOPrS		7	—	—	7	—
Balance at year end		7,812	7,343	5,930	7,312	7,271
Total equity attributable to equity holders of Westpac Banking Corporation at year end		14,888	13,965	10,451	14,456	13,960

A description of the nature and function of each reserve account is provided in note 1(g)iv. The accompanying notes, numbered 1 to 44, form part of these financial statements for the purpose of Australian reporting requirements.

A summary of significant adjustments to net profit attributable to equity holders of Westpac Banking Corporation, total equity, total assets and total liabilities that would be required if US GAAP had been applied is disclosed in note 45.

Statements of cash flows for the years ended 30 September

Westpac Banking Corporation and its controlled entities

		Consolidated			Parent Entity
	Note	2004	2003	2002	2004	2003
		$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received		12,835	10,809	9,699	12,497	10,789
Interest paid		(7,929)	(6,603)	(5,779)	(8,153)	(7,000)
Dividends received excluding life business		34	36	27	340	1,050
Other non-interest income received		4,648	4,169	3,652	3,864	4,019
Operating expenses paid		(3,593)	(3,318)	(3,291)	(3,274)	(3,045)
Net (increase)/decrease in trading securities		(135)	1,759	(791)	206	1,795
Income tax paid excluding life business		(1,106)	(1,131)	(699)	(957)	(870)
Life business:
Receipts from policyholders and customers		2,895	2,958	2,531	—	—
Interest and other items of similar nature		95	119	58	—	—
Dividends received		320	379	323	—	—
Payments to policyholders and suppliers		(2,390)	(3,025)	(1,961)	—	—
Income tax paid		(180)	(60)	(3)	—	—
Net cash provided by operating activities	43	5,494	6,092	3,766	4,523	6,738
Cash flows from investing activities
Proceeds from sale of investment securities		73	189	492	73	119
Proceeds from matured investment securities		639	1,260	335	379	713
Purchase of investment securities		(655)	(2,114)	(1,873)	(132)	(398)
Proceeds from securitised loans		241	247	2,472	241	247
Net increase in:
Due from other financial institutions		(3,486)	(698)	(212)	(3,425)	(858)
Loans		(24,505)	(25,942)	(25,501)	(22,848)	(25,480)
Life insurance assets		(61)	(186)	(316)	—	—
Regulatory deposits with central banks overseas		(74)	(58)	(19)	(70)	(55)
Due from controlled entities		—	—	—	(4,643)	(5,390)
Investments in controlled entities		—	—	—	(7)	(1,435)
Other assets		(1,684)	(1,497)	(967)	(666)	(1,238)
Purchase of fixed assets		(284)	(323)	(284)	(259)	(282)
Proceeds from disposal of fixed assets		90	85	262	36	71
Proceeds from disposal of other investments		22	8	246	22	8
Proceeds from repatriation of capital from controlled entities		—	—	—	36	2,567
Controlled entities acquired, net of cash acquired	43	(547)	(823)	(328)	—	—
Controlled entities and businesses disposed, net of cash held	43	165	360	2,136	118	296
Net cash used in investing activities		(30,066)	(29,492)	(23,557)	(31,145)	(31,115)
Cash flows from financing activities
Issue of loan capital		500	1,679	—	500	1,679
Redemption of loan capital		(485)	(978)	—	(485)	(978)
Proceeds from issue of ordinary shares		110	87	91	110	87
Proceeds from issue of FIRsTS (net of issue costs $12 million)		—	655	—	—	655
Proceeds from issue of 2003 TPS (net of issue costs $13 million)		—	1,132	—	—	1,132
Proceeds from issue of 2004 TPS (net of issue costs $8 million)		685	—	—	685	—
Buy-back of ordinary shares		(559)	—	(397)	(559)	—
Buy-back of NZ Class shares		(18)	—	(11)	—	—
Redemption on TOPrS		(446)	—	—	(446)	—
Net increase/(decrease) in:
Due to other financial institutions		3,182	(695)	(949)	1,692	(1,333)
Deposits		18,451	19,384	20,095	18,016	19,560
Debt issues		5,178	3,658	2,495	3,949	1,220
Due to controlled entities		—	—	—	4,822	3,513
Other liabilities		(330)	(368)	46	(38)	(143)
Payment of distributions and dividends		(1,672)	(1,038)	(977)	(1,662)	(1,029)
Payment of dividends to outside equity interests		(6)	(2)	(2)	—	—
Net cash provided by financing activities		24,590	23,514	20,391	26,584	24,363
Net increase/(decrease) in cash and cash equivalents		18	114	600	(38)	(14)
Effect of exchange rate changes on cash and cash equivalents		(4)	3	(10)	(6)	1
Cash and cash equivalents at beginning of year		1,786	1,669	1,079	1,643	1,656
Cash and cash equivalents at year end	43	1,800	1,786	1,669	1,599	1,643

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

AASB 1046A Amendments to Accounting Standard AASB 1046 has been applied for the year ended 30 September 2004 in accordance with a written election made by the directors to adopt the standard early under subsection 334(5) of the Corporations Act 2001.

In the year ended 30 September 2001, the financial report was also prepared in accordance with the provisions of the Deed of Settlement and the Bank of New South Wales Act of 1850 (as amended). Since 23 August 2002, the date on which Westpac Banking Corporation was registered as a public company limited by shares under the Corporations Act 2001, the Deed of Settlement and the Bank of New South Wales Act 1850 (as amended) ceased to apply. On that date, Westpac’s ordinary shares ceased to have a par value and the balances in the share premium reserve and capital redemption reserve (previously required to be held under the Deed of Settlement, but no longer required under Westpac’s new constitution or permitted under the Corporations Act 2001) were transferred to the share capital account. In addition, the balance of the reserve fund was transferred to retained profits.

The financial report is drawn up in accordance with the historical cost convention, except where otherwise indicated. The carrying value of non-current assets does not exceed their recoverable amount. Except where otherwise indicated, recoverable amount is determined as the undiscounted amount expected to be recovered from the net cash flows arising from the assets’ continued use and subsequent disposal.

The accounting policies adopted are consistent with those of the previous year, unless otherwise indicated. Comparative information is restated where appropriate to enhance comparability.

The financial statements also include disclosures required by the United States Securities and Exchange Commission in respect of foreign registrants.

The preparation of the financial report in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although a system of internal control is in place to ensure that estimates can be reliably measured, actual amounts may differ from those estimates.

ii.            Consolidation

The consolidated financial statements incorporate the assets and liabilities of all the entities controlled by the parent entity, Westpac Banking Corporation (Westpac), as at 30 September 2004 and the results of all controlled entities for the year then ended. Westpac and its controlled entities are referred to collectively as the ‘Group’. The effects of all transactions between entities in the Group are eliminated. Control means the capacity of an entity to dominate decision making, directly or indirectly, in relation to the financial and operating policies of another entity so as to enable that entity to operate with it in pursuing the objectives of the controlling entity.

The Group’s life insurance statutory funds are structured such that they invest mainly in managed investment schemes operated by the Group. Consequently in a number of cases, the Group’s statutory funds are the majority investors in these managed investment schemes.

Where controlled entities have been acquired or sold during the year, their results have been included to the date of disposal or from the date of acquisition. Controlled entities are listed in note 38.

iii.        Acquisition of assets

Assets acquired including property, plant and equipment and intangibles, other than goodwill (refer note 1(e)ix), are initially recorded at their cost of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

Provisions for employee termination benefits and restructuring costs are recognised, or part thereof, on the basis described in the accounting policy for employee entitlements (refer note 1(f)v) and restructuring (refer note 1(f)viii).

iv.          Currency

All amounts are expressed in Australian dollars except where otherwise indicated. Assets and liabilities of overseas branches and controlled entities have been translated to Australian dollars at the mid-point closing rates of exchange at balance date. Income and expenses of overseas branches and controlled entities have been translated at average daily rates of exchange prevailing during the year. In the financial statements of Westpac, exchange differences arising on translation of Westpac’s net investment in overseas branches, after allowing for foreign currency hedges, are reflected in the foreign currency translation reserve.

In the consolidated financial statements, the foreign currency translation reserve also reflects exchange differences on translation of Westpac’s net investment in overseas controlled entities after allowing for foreign currency hedges.

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

ii.            Bad and doubtful debts

The annual charge for bad and doubtful debts against profit reflects the movement in the general provision after allowing for transfers to or from specific provisions, write-offs and recoveries of debts previously written-off.

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

v.              Acquisition costs

Acquisition costs include the fixed and variable costs of acquiring new business principally in relation to the Group’s life insurance and retail funds management business. Such costs are deferred and amortised where the business generated continues to be profitable. Deferred acquisition costs associated with life insurance business are recorded as a reduction in policy liabilities as required by AASB 1038 Life Insurance Business and are amortised in the statement of financial performance over the expected duration of the relevant policy sold. Deferred acquisition costs associated with non-life insurance business are recorded as an asset and are amortised in the statement of financial performance, on a straight-line basis over a period not exceeding the expected duration of the relevant product sold.

(d)          Income tax

During the year ended 30 September 2004, Westpac and its wholly owned Australian controlled entities entered into tax consolidation, effective from 1 October 2002. The Australian Taxation Office has been notified of this decision.

As a consequence, Westpac Banking Corporation, as the head entity in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances of the controlled entities in this group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances.

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

(e)          Assets

i.                Cash and balances with central banks

Cash and balances with central banks includes cash at branches. They are brought to account at the face value or the gross value of the outstanding balance, where appropriate.

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

Any transfers of securities from the trading securities portfolio to the investment securities portfolio are effected at the market value of the securities at the date of transfer. Where there is no ready market in certain unlisted securities, market values are assessed by reference to interest yields.

Repurchase and reverse repurchase agreements: securities sold under agreements to repurchase (repurchase agreements) are retained within the trading or investment portfolio and the obligation to repurchase is included in the statement of financial position under ‘other liabilities’; securities purchased under agreements to resell (reverse repurchase agreements) are included in the statement of financial position under ‘other assets’.

Trade date accounting: trading and investment securities are accounted for on a trade date basis. Amounts receivable for securities sold but not yet delivered are included in the statement of financial position under ‘other assets’ as shown in note 18. Amounts payable for securities purchased but not yet delivered are included in the statement of financial position under ‘other liabilities’ as shown in note 23.

Securities sold short: short trading positions are included in the statement of financial position under ‘other liabilities’ as shown in note 23.

iv.          Loans, advances and other receivables

Loans, advances and other receivables include overdrafts, home loans, credit card and other personal lending, term loans, leasing, bill financing, redeemable preference share finance and leveraged leases. They are carried at their recoverable amount represented by the gross value of the outstanding balance adjusted for the provisions for bad and doubtful debts and unearned income.

Security is obtained if, based on an evaluation of the customer’s credit worthiness, it is considered necessary for the customer’s overall borrowing facility. Security would normally consist of assets such as cash deposits, receivables, inventory, plant and equipment, real estate and investments.

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

v.              Acceptances of customers

The exposure arising from the acceptance of bills of exchange that are sold into the market is brought to account as a liability. A contra asset, ‘acceptances of customers’, is recognised to reflect the Group’s claim against each drawer of the bills.

Bills that have been accepted by the Group and are held in its own portfolio are included in the statement of financial position under ‘loans’ as shown in note 12.

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

vii.      Investments in controlled entities and other investments

Investments in controlled entities are initially recorded by Westpac in the statement of financial position at cost. Investments in controlled entities are subsequently held at lower of cost and recoverable amounts.

Other investments which principally comprise unlisted shares in other companies, as shown in note 18 and detailed in note 39, are generally held as long term investments and are recorded at cost unless otherwise stated. Proceeds from the sale less the associated carrying value as at the date of the sale are classified as non-interest income.

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

x.             Fixed assets

Premises and sites are carried at cost less accumulated depreciation. Write-downs to recoverable value are recognised as an expense in the statement of financial performance. Independent valuations of premises and sites are obtained every three years with the most recent valuation undertaken in July 2004.

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

Infrastructure assets are shown at cost less accumulated depreciation, which is calculated on a straight line basis at rates appropriate to their estimated useful life ranging from three to 55 years.

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

ii.            Deposits

Deposits include non-interest bearing deposits repayable at call, certificates of deposit, interest bearing deposits and debentures. They are brought to account in the statement of financial position at the gross value of the outstanding balance.

iii.        Debt issues and loan capital

These are bonds, notes, commercial paper and debentures that have been issued by the Group and are recorded at cost, or at cost adjusted for premium or discount amortisation. Premiums or discounts, and associated issue expenses have been deferred and are being amortised to income over the life of the respective bonds or notes. Loan capital includes subordinated bonds, notes and debentures that qualify as tier 2 capital as defined by APRA for capital adequacy purposes.

iv.          Life insurance policy liabilities and Margin on Services

Life insurance policy liabilities are calculated in accordance with the principles of Margin on Services (MOS) methodology as set out in Actuarial Standard 1.03 Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board and in accordance with AASB 1038.

v.              Employee entitlements

Wages and salaries and sick leave

Liabilities for wages and salaries, including non-monetary benefits, and accumulating sick leave are recognised in other liabilities in respect of employee’s services and are measured at the amounts expected to be paid when the liabilities are settled.

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

Termination benefits

Liabilities for termination benefits, not in connection with the acquisition of an entity or operation, are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out. The liabilities for termination benefits are recognised in other liabilities unless the amount or timing of the payment is uncertain, in which case they are recognised as provisions.

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

Liabilities for termination benefits expected to be settled within 12 months are measured at the amounts expected to be paid when they are settled. Amounts expected to be settled more than 12 months from the reporting date are measured as the estimated cash outflows, discounting using market yields at the reporting date on Commonwealth Government securities with terms to maturity and currency that match, as closely as possible, the estimated future payments, where the effect of discounting is material.

vi.          Provision for dividends

In order to comply with AASB 1044 Provisions, Contingent Liabilities and Contingent Assets, Westpac changed its accounting policy for providing for dividends with effect from 1 October 2002. Provision for dividends are now only made for any dividends declared, determined or publicly recommended by the Directors on or before the end of the financial year but not distributed as at balance date. Refer note 1(h)vii for details of the change in accounting policy.

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

(g)         Equity

i.                Ordinary shares

Ordinary shares are recognised at the amount paid up per ordinary share. Following Westpac’s change in incorporation in August 2002, Westpac’s ordinary shares ceased to have a par value and the balances in the share premium reserve and capital redemption reserve were transferred to the share capital account.

ii.            New Zealand Class shares

New Zealand Class shares have been recognised as the total of the first instalment received and the present value of the second instalment on issue date, net of issue costs. A detailed description of New Zealand Class shares is provided in note 25.

iii.        Other equity instruments

Trust Originated Preferred Securities (TOPrS), Fixed Interest Resettable Trust Securities (FIRsTS), 2003 Trust Preferred Securities (2003 TPS), 2004 Trust Preferred Securities (2004 TPS), convertible debentures and perpetual capital notes are recognised in the statement of financial position at the amount of consideration received, net of issue costs. The TOPrS, FIRsTS, 2003 TPS, 2004 TPS and the convertible debentures are translated into Australian currency using the rate of exchange on issue date. Distributions on the TOPrS, FIRsTS, 2003 TPS, 2004 TPS, convertible debentures and perpetual capital notes are recognised when entitlements are determined in accordance with the terms of each issue. A description of TOPrS, FIRsTS, 2003 TPS, 2004 TPS, convertible debentures and perpetual capital notes is provided in note 25.

iv.          Reserves

Reserve fund: the former Deed of Settlement required that each year not less than 5% of Westpac’s net profit for the year, be transferred to the reserve fund, until the fund was at a level equal to half of the paid-up capital. The reserve fund was not to be used for payments of dividends, but could be used to provide for occasional losses. Following the change in Westpac’s incorporation, the balance of the reserve fund was transferred to retained profits.

Share premium reserve: prior to 23 August 2002, all premiums on the issue of new shares were credited, and premiums on shares bought back were debited, to the share premium reserve. The share premium reserve was available for the payment of dividends only where such dividends were satisfied by the issue of shares, fully paid, to shareholders. Following the change in Westpac’s incorporation, the balance of the share premium reserve was transferred to the ordinary share capital account.

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

Capital redemption reserve: in accordance with the requirements of the former Deed of Settlement, $131 million was transferred in 1995 from retained profits to the capital redemption reserve upon redemption of 131.2 million preference shares. This reserve was not available for the payment of dividends. Following the change in Westpac’s incorporation, the balance of the capital redemption reserve was transferred to the ordinary share capital account.

Foreign currency translation reserve: as mentioned in note 1(a)iv, exchange differences arising on translation of the net investment in overseas branches and controlled entities are reflected in the foreign currency translation reserve. Any offsetting gains or losses on hedging these balances, together with any tax effect are also reflected in this reserve, which may be either a debit or credit balance. Any credit balance in this reserve would not normally be regarded as being available for payment of dividends until such gains are realised.

(h)         Other accounting principles and policies

i.                Superannuation costs

Contributions, as specified in the rules of the respective defined benefit and defined contribution schemes, are made as required by Westpac or the respective controlled entity.

Actuarially assessed surpluses in the Group’s principal defined benefit employee superannuation schemes are recognised in the statement of financial position, representing a prepayment of contributions to the scheme (refer note 18). When the actuarial surplus in a principal employee superannuation scheme was initially recognised by the Group, it was recognised in the statement of financial performance.

For the Group’s defined benefit superannuation schemes, the cost recognised in the statement of financial performance comprises the current service cost, an interest cost and an expected return on plan assets. In addition, actuarial gains or losses which result from annual actuarial valuations, which exceed 10% of the greater of the present value of the defined benefit plan’s obligations or the market value of the defined benefit plan assets, are spread on a straight-line basis over the expected remaining service period of members of the respective schemes.

Superannuation costs for the Group’s defined contribution schemes are recognised in the statement of financial performance based on the rate of employer’s contributions under statutory requirements or employment contracts.

ii.            Employee option and share ownership schemes

Certain employees are entitled to participate in option and share ownership schemes. Details of the schemes are described in note 26.

Fair values have been ascribed to share options, performance options and performance share rights in accordance with AASB 1046A and are included in the amounts disclosed for remuneration of directors and executive officers in note 41 where applicable. The fair value of share options, performance options and performance share rights has been estimated at grant date using a Binomial/Monte Carlo simulation pricing model. The fair value is apportioned over the period from grant date to vesting date in determining the amounts to be disclosed in remuneration.

No remuneration expense has been recognised in the statement of financial performance in respect of share options, performance options performance share rights and the issue of new shares granted to employees. An estimate of this expense calculated in accordance with the requirements of AASB 2 Share Based Payments, which is not yet applicable to the Group, is disclosed in note 5.

The excess in Westpac’s share price over the exercise price of stock appreciation rights that have vested is recognised as a liability. Any change in the liability is charged to the statement of financial performance.

iii.        Derivative financial instruments

Trading

The positive or negative net fair values of trading derivative financial instruments are included in the statement of financial position under ‘other financial markets assets’ and ‘other financial markets liabilities’ respectively, as shown in notes 18 and 23.

Traded derivative financial instruments including forwards, futures, options, forward purchases and sales of securities, entered into for trading purposes are valued at prevailing market rates. Interest rate and currency swap agreements are valued at their net present value after valuation adjustments.

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

iv.          Loan securitisation

The Group, through its loan securitisation program, packages and sells loans (principally housing mortgage loans) as securities to investors. In such transactions the Group receives fees for various services provided to the program on an arm’s length basis, including servicing fees, management fees and trustee fees. These fees are recognised over the period in which the services are provided. The Group also provides arm’s length interest rate swaps and liquidity facilities to the program in accordance with APRA Prudential Guidelines. In addition, the Group may receive residual income, comprising mortgage loan interest (net of swap payments) not due to the investors less trust expenses.

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

The Group also manages life insurance statutory fund assets that are included in the consolidated financial statements, refer note 1(e)viii. As at 30 September 2004, the total value of assets under discretionary management by the Group was approximately $47.8 billion (2003 $45.2 billion), including $35.2 billion (2003 $36.1 billion) that have not been included in the consolidated financial statements.

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

vii.      Changes in accounting policy – 2004

Consolidation of managed investment schemes

In line with developing industry practice, with effect from 1 October 2003, Westpac has consolidated those managed investment schemes where the Group’s statutory funds have a majority holding indicating Westpac has capacity to control. The financial effect of the consolidation of the managed investment schemes as at 30 September 2004 was to increase life insurance assets by $1,409 million, other liabilities by $1 million and outside equity interest by $1,408 million in the statement of financial position. The financial effect on the statement of financial performance for the year ended 30 September 2004 was to increase non-interest income (wealth management revenue) by $33 million, increase net profit by $30 million and increase net profit attributable to outside equity interests by $30 million. There is no impact on net profit attributable to equity holders of Westpac Banking Corporation. Comparatives have not been restated to reflect the change.

Valuation of share options, performance options and performance share rights

The Group has elected to adopt early the measurement rules of Australian Accounting Standard 1046A Amendments to Accounting Standard 1046 and accordingly, valuations of equity instruments have been prepared on the basis of this standard.

Changes in accounting policy - 2003

Provisions for dividends

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

An adjustment of $651 million was made against the consolidated retained profits (parent entity $631 million) at the beginning of the 2003 financial year to reverse the amount provided as at 30 September 2002 for the proposed final dividend for the year ended on that date. This adjustment reduced consolidated provisions and total liabilities at the beginning of the 2003 financial year by $651 million (parent entity $631 million) with corresponding increases in net assets, retained profits, total equity and the total dividends provided for or paid during the 2003 financial year.

The restatement of consolidated and parent entity retained profits, provisions and total dividends provided for or paid set out below show the information that would have been disclosed had the new accounting policy always been applied.

	Consolidated			Parent Entity
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
	(Restated)
Restatement of retained profits
Reported retained profits at the end of the previous financial year	7,343	5,930	4,174	7,271	5,429
Change in accounting policy for providing for dividends	—	651	577	—	631
Restated retained profits at the beginning of year	7,343	6,581	4,751	7,271	6,060
Net profit attributable to equity holders of Westpac Banking Corporation	2,539	2,183	2,192	2,099	2,619
Total available for distribution	9,882	8,764	6,943	9,370	8,679
Transfer from reserve fund	—	—	876	—	—
Aggregate of amounts transferred (to)/from other reserves	(1)	(1)	2	1	3
Restated dividends provided for or paid	(1,518)	(1,345)	(1,192)	(1,474)	(1,305)
Distributions on other equity instruments	(154)	(75)	(48)	(188)	(106)
Deemed dividend - shares bought back	(404)	—	—	(404)	—
Realised gain on redemption of TOPrS	7	—	—	7	—
Restated retained profits at year end	7,812	7,343	6,581	7,312	7,271
Restatement of dividends provided for or paid
Reported dividends provided or paid during the year	1,518	1,345	1,266	1,474	1,305
Adjustment for change in accounting policy	—	—	(74)	—	—
Restated dividends provided for or paid during the year	1,518	1,345	1,192	1,474	1,305
Restatement of liabilities – provisions
Reported carrying amount	427	462	1,093	378	389
Adjustment for change in accounting policy	—	—	(651)	—	—
Restated carrying amount - provisions	427	462	442	378	389

viii.  Recent accounting developments

The application of revised Australian accounting standard AASB 1020 Income Taxes, has been deferred in line with the announcement by the Financial Reporting Council of Australia (FRC) to adopt International Financial Reporting Standards (IFRS) in 2005. The principles of the revised standard will now apply to the Group from 1 October 2005. The Group does not currently expect to elect to adopt this standard early. Its application is not expected to significantly affect the Group’s deferred tax balances or income tax expense when adopted.

The impacts of adopting Australian equivalents to IFRS

In July 2002, the FRC announced its formal support for Australia to adopt standards based on IFRS for financial years beginning 2001 on or after 1 January 2005. As a result the accounting standards that apply to Australian reporting companies under the Corporations Act 2001 will be based on IFRS issued by the International Accounting Standards Board for accounting periods beginning on or after 1 January 2005. We expect to adopt the Australian equivalents to IFRS (A-IFRS) from 1 October 2005 and comparatives will be required to be restated on initial adoption.

The Board has established a formal project, monitored by a steering committee to achieve transition to A-IFRS reporting. Our implementation project consists of three phases.

1.             Assessment and planning

The assessment and planning phase aims to produce a high level overview of the impacts of conversion to A-IFRS reporting on existing accounting and reporting policies, procedures, systems and processes, business structures and staff.

This phase includes:

•           high level identification of the key differences in accounting policies and disclosures that are expected to arise from adopting IFRS equivalents;

•           assessment of new information requirements affecting management information systems, and the impact on the business and key processes;

•           evaluation of the implications for staff, for example training requirements; and

•           preparation of a conversion plan for expected changes to accounting policies, reporting structures, systems, accounting and business processes and staff training.

We consider that the assessment and planning phase is substantially complete as at 30 September 2004.

2.             Design phase

The design phase aims to formulate the changes required to existing accounting policies and procedures and systems and processes in order to transition to A-IFRS. The design phase will incorporate:

•           formulating revised accounting policies and procedures for compliance with A-IFRS;

•           identifying potential financial impacts as at the transition date and for subsequent reporting periods prior to adoption of A-IFRS;

•           developing A-IFRS disclosures;

•           designing accounting and business processes to support A-IFRS reporting obligations;

•           identifying and planning required changes to financial reporting and business source systems; and

•           developing training programs for staff.

We are currently in the design phase with work progressing in each of these areas. The design phase will be completed during the upcoming financial year.

3.             Implementation phase

The implementation phase will include implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff. It will enable Westpac to generate the disclosures required as part of the transition to A-IFRS.

The following areas have been identified as being significant for the Group:

Debt v Equity Classification

New liabilities recognised.

Higher interest expense.

The Group has issued a number of hybrid tier one instruments, which are currently classified as equity attributable to equity holders of Westpac Banking Corporation. On adoption of A-IFRS these instruments will be presented in comparatives as outside equity interests. The Australian equivalent of IAS 32 Financial Instruments: Disclosure and Presentation, AASB 132 is required to be applied prospectively from 1 October 2005. Once it becomes effective, these instruments may be reclassified as debt. If these instruments are classified as debt, distributions will be treated as interest expense.

Fee revenue

Initial impact on retained profit.

Increased deferral of fee income.

Revised rules governing the accounting for fee income will result in more fees being deferred on initial payment, and recognised either as an adjustment to yield over the period of service or at the conclusion of the arrangement. On initial application, certain fees that have previously been recognised in the statement of financial performance will be recognised in the statement of financial position, with a corresponding adjustment to retained profit. The annual impact on net profit from this change is not expected to be material, however, the classification of income will change.

Goodwill

Initial impact on retained profit.

Lower expenses.

Volatility in results in the event of an impairment.

Goodwill acquired in business combinations will no longer require amortisation, but it will be subject to impairment testing at least annually. If any impairments occur, they will be recognised immediately in the statement of financial performance.

Hedging

Initial impact on retained profit.

Volatility in future earnings.

New assets/liabilities recognised.

All derivative contracts, whether used as hedging instruments or otherwise, will be carried at fair value on the Group’s statement of financial position. A-IFRS recognise fair value hedge accounting, cash flow hedge accounting and hedges of investments in foreign operations. Fair value and cash flow hedging can only be applied when effectiveness tests are met.

Ineffectiveness could prevent the use of hedge accounting and/or result in significant volatility in the statement of financial performance.

The hedging rules will impact the way the Group accounts for hedges of its net interest margin, assets and liabilities. Trading activities, where all derivatives are currently carried at fair value, will not be significantly impacted.

Loan provisioning

Initial impact on retained profit.

Volatility in future earnings.

Lower general provision.

A-IFRS adopts an incurred loss approach for loan provisioning and provide guidance on measurement of incurred losses. Provisions are raised for losses that have already been incurred against loans that are known to be impaired. The estimated losses on these impaired loans are discounted to their present value. As this discount unwinds, interest will be recognised in the statement of financial performance.

Loans not found to be individually impaired are collectively assessed for impairment in pools of similar assets with similar risk characteristics. The size of the provision is estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

It is anticipated that the proposed changes will result in a reduction in the level of provisioning which the Group holds against its credit exposures. The proposed changes may result in significant volatility in the statement of financial performance.

Post employment benefits

Initial impact on retained profit.

Volatility in future earnings.

Since 1 October 2001 the Group has applied the principles of IAS 19 Employee Benefits in accounting for its principal defined benefit employee superannuation schemes. On initial application of the principles of IAS 19 the Group recognised the full actuarial surpluses in the schemes. Subsequent actuarial gains or losses which resulted from annual actuarial valuations, which exceed 10% of the greater of the present value of the defined benefit plan’s obligations or the market value of the defined benefit plan assets, have been spread on a straight line basis over the expected remaining working lives of members of the schemes. On adoption of the Australian equivalent of IAS 19, AASB 119, the ability to spread unrecognised gains and losses is removed and the Group will be required to make an initial adjustment to retained profits to recognise any previously unrecognised actuarial gains or losses. After the transition adjustment any subsequent actuarial gains or losses will be recognised immediately in the statement of financial performance.

Securitisation

New assets/liabilities recognised.

A difference in the interpretation of the consolidation and derecognition rules under A-IFRS and existing accounting standards will result in the Group consolidating a number of special purpose vehicles used for the securitisation of the Group’s own and customers assets. The consolidation of these vehicles will result in an increase in both assets and liabilities of the Group.

Share-based payments

Initial impact on retained profit.

Higher expenses.

No impact on total equity.

The Group does not currently recognise an expense for performance options and performance share rights issued to staff or for new shares issued under the employee share plan. On the adoption of A-IFRS the Group will recognise an expense for all share-based remuneration. The expense for performance options and performance share rights will be the fair value of the instrument at grant date recognised over the relevant vesting period. There will be no impact on total equity as the expense will be matched by an offsetting benefit to equity.

Taxation

Initial impact on retained profit.

New assets/liabilities recognised.

Under A-IFRS a balance sheet approach will be adopted, replacing the statement of financial performance approach currently used by Australian companies. This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its tax base. It is not expected that the approach will require the Group to carry materially higher levels of deferred tax assets and liabilities.

Transition date

Impact on retained profit.

As the Group is listed in the United States and prepares an annual report that meets additional US 20-F annual report requirements, it is usually required to prepare two years of financial performance comparative information in its financial report. Provided the Group is able to take advantage of a proposed US SEC rule allowing the disclosure of comparative information for only one year when first reporting A-IFRS, the transition date for the Group will be 1 October 2004, otherwise transition date will be 1 October 2003. Depending on which date applies, there may be differences in transitional impacts. For example, goodwill would be subject to an additional year of amortisation prior to transition if transition date is determined to be 1 October 2004.

Capital measurement

Impact on capital adequacy measurement.

Many of the changes described above will impact on the Group’s assets and equity. Asset and equity measurements are currently central to the capital adequacy requirements set by prudential regulators. The Group expects that APRA will revise the capital measurement rules in response to these changes. However, it is currently unclear how capital measurement will be impacted.

All the financial information in these financial statements has been prepared in accordance with current Australian GAAP. The differences between current Australian GAAP and A-IFRS, identified above, will potentially have a significant effect on the Group’s financial position and performance. The differences identified above should not be taken as an exhaustive list of all the differences between current Australian GAAP and A-IFRS.

The potential impacts on our financial performance and financial position of the adoption of A-IFRS, including systems upgrades and other implementation costs, which may be incurred, have not been quantified.

ix.         Rounding of amounts

In accordance with ASIC Class Order 98/0100, all amounts have been rounded to the nearest million dollars unless otherwise stated.

Note 2. Revenue

	Consolidated			Parent Entity
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Revenue from operating activities
Interest income	12,939	10,885	9,789	12,601	10,833
Fees and commissions received	2,404	2,376	2,156	2,413	2,568
Proceeds from sale of investment securities	73	189	492	73	119
Wealth management revenue	1,823	1,308	108	—	—
Other income	610	529	143	789	1,671
Total revenue from operating activities	17,849	15,287	12,688	15,876	15,191
Revenue from outside operating activities
Proceeds from sale of fixed assets	90	85	262	36	71
Proceeds from sale of controlled entities and businesses	165	360	2,594	118	296
Proceeds from sale of other investments	22	8	246	22	8
Total revenue from outside operating activities	277	453	3,102	176	375
Total revenue	18,126	15,740	15,790	16,052	15,566

Note 3. Interest

	Consolidated			Parent Entity
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Interest income(1),(2),(3)
Loans	11,507	9,626	8,671	11,352	9,593
Deposits with other financial institutions	402	267	207	293	154
Trading securities	476	418	474	476	418
Investment securities	203	214	140	83	107
Regulatory deposits with central banks overseas	6	6	8	6	6
Dividends on redeemable preference share finance	275	295	244	—	—
Controlled entities	—	—	—	320	493
Other	70	59	45	71	62
Total interest income	12,939	10,885	9,789	12,601	10,833
Interest expense(1)
Current and term deposits	5,469	4,544	3,618	5,440	4,514
Deposits from other financial institutions	120	121	179	75	120
Debt issues	931	829	924	706	658
Public borrowings by controlled entity borrowing corporations	—	—	152	—	—
Loan capital	177	157	201	173	157
Controlled entities	—	—	—	1,157	609
Other	1,487	908	510	788	885
Total interest expense	8,184	6,559	5,584	8,339	6,943

(1)          During the year ended 30 September 2004, certain improvements have been made to how the net result of certain hedging transactions are allocated between interest income and interest expense.  Comparatives have been restated to reflect the changes in interest income (Group 2003 $861 million and 2002 $569 million, Westpac 2003 $841 million) and interest expense (Group 2003 $879 million and 2002 $510 million, Westpac 2003 $859 million).  There has been no impact on reported net operating income.

(2)          In previous years, fees received for the credit risk arising from the acceptances of customers were recognised as non-interest income over the period of the risk exposure.  During the year ended 30 September 2004, $126 million of acceptance fee income has been recognised as interest income to reflect that the majority of acceptances are now held in the Group’s own portfolio and are included in the statement of financial position as loans.  Comparatives have been restated to reflect this change (Group 2003 $124 million and 2002 $110 million, Westpac 2003 $124 million).  There has been no impact on reported net interest income.

(3)          In the previous year the net result of certain hedges on structured finance transactions were recognised as non-interest income.  During the year ended 30 September 2004, the hedge result has been recognised as a reduction in interest income.  Comparatives have been restated to reflect this change (Group 2003 $142 million and 2002 $51 million, Westpac 2003 $142 million).  There has been no impact on reported net operating income.

Note 4. Non-interest income

	Consolidated			Parent Entity
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Fees and commissions received
Lending fees (loan and risk)(1)	731	640	627	727	637
Transaction fees and commissions received	1,431	1,479	1,284	1,416	1,465
Service and management fees	41	16	7	19	83
Other non-risk fee income(2)	201	241	238	251	383
Total fees and commissions received	2,404	2,376	2,156	2,413	2,568
Fees and commissions paid	(662)	(679)	(560)	(657)	(674)
Proceeds from sale of assets
Fixed assets	90	85	262	36	71
Investment securities	73	189	492	73	119
Controlled entities and businesses	165	360	2,594	118	296
Other investments	22	8	246	22	8
Total proceeds from sale of assets	350	642	3,594	249	494
Carrying value of assets sold
Fixed assets	(62)	(76)	(232)	(19)	(61)
Investment securities	(73)	(189)	(491)	(73)	(119)
Controlled entities and businesses	(159)	(358)	(1,843)	(112)	(296)
Other investments	(22)	(2)	(194)	(22)	(2)
Total carrying value of assets sold	(316)	(625)	(2,760)	(226)	(478)
Wealth management operating income
Wealth management revenue	1,823	1,308	108	—	—
Life insurance claims and change in policy liabilities	(954)	(547)	238	—	—
Total wealth management operating income	869	761	346	—	—
Other income
Trading income:
Foreign exchange income(1)	183	261	239	155	240
Trading securities	(18)	(11)	(40)	(18)	(11)
Other financial instruments	234	159	75	177	163
Rental income	3	10	10	1	5
General insurance commissions and premiums earned (net of claims)	92	85	71	19	17
Dividends received from controlled entities	—	—	—	241	1,014
Dividends received from other entities	34	36	27	34	36
Benefit/(cost) of hedging overseas operations	7	(52)	(30)	3	(58)
Write-down in investment securities	—	—	(199)	—	—
Other	75	41	(10)	177	265
Total other income	610	529	143	789	1,671
Total non-interest income	3,255	3,004	2,919	2,568	3,581
Wealth management operating income comprised
Premium income and management fees(3)	476	433	317	—	—
Funds management income	376	369	223	—	—
Claims expenses (net of recoveries)	(97)	(131)	(84)	—	—
Investment revenue	971	506	(171)	—	—
Life insurance policy liabilities expense	(852)	(411)	328	—	—
Amortisation of business in force	(5)	(5)	(6)	—	—
Operating income	869	761	607	—	—
Change in excess of net embedded value over net assets of life insurance controlled entities before tax(4)	—	—	(261)	—	—
Total wealth management operating income	869	761	346	—	—

(1)          Certain acceptance fee income and the net result of hedging certain structured finance transactions are now recognised as part of interest income.  Refer note 3, footnotes 2 and 3 for further details.

(2)          This included $15 million received as residual income and classified as profit on sale of housing loans pursuant to the securitisation program (2003 $25 million, 2002 $20 million).

(3)          This included a charge of $33 million (2003 $7 million, 2002 $47 million) in respect of income tax on policyholders’ earnings.

(4)          The charge of $261 million in 2002 is related to the restructure of Westpac’s wealth management business.

Note 5. Operating expenses

	Consolidated			Parent Entity
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Salaries and other staff expenses
Salaries and wages	1,465	1,345	1,226	1,232	1,157
Employee entitlements	116	118	114	99	101
Superannuation expense(1)	126	108	250	115	104
Payroll tax	97	83	70	82	69
Fringe benefits tax	23	27	30	22	24
Restructuring costs(2)	23	39	45	28	38
Other	138	116	94	166	150
Total salaries and other staff expenses	1,988	1,836	1,829	1,744	1,643
Equipment and occupancy expenses
Operating lease rentals	242	239	245	246	240
Depreciation and amortisation:
Premises and sites	3	3	4	1	1
Leasehold improvements	34	32	29	23	22
Furniture and equipment	52	53	54	42	44
Computer software and technology	169	162	186	161	148
Infrastructure assets held for resale	5	—	—	—	—
Equipment repairs and maintenance	49	55	44	44	48
Electricity, water and rates	7	8	7	4	4
Land tax	—	8	1	—	8
Restructuring costs(2)	—	—	6	—	—
Other	46	36	13	40	32
Total equipment and occupancy expenses	607	596	589	561	547
Other expenses
Amortisation of deferred expenditure (refer note 18)	10	14	27	7	9
Non-lending losses	69	63	77	59	73
Consultancy fees, computer software maintenance and other professional services	361	338	213	287	265
Stationery	72	78	86	60	65
Postage and freight	109	102	107	97	90
Telecommunication costs	22	19	33	17	14
Insurance	17	17	12	16	16
Advertising	68	88	69	59	74
Transaction taxes	5	4	4	3	2
Training	23	21	19	20	20
Travel	55	53	48	49	47
Outsourcing costs including start-up costs(3)	503	499	626	488	483
Restructuring costs(2)	—	1	86	—	1
Other	31	34	70	110	382
Total other expenses	1,345	1,331	1,477	1,272	1,541
Total operating expenses	3,940	3,763	3,895	3,577	3,731

(1)          This included a $221 million superannuation prepayment adjustment in 2002 relating to the adoption of the principles of IAS 19.

(2)          Restructuring costs in 2002 included integration costs of $86 million relating to the Group’s wealth management business.

(3)          This included $136 million in 2002 relating to the start-up costs of the Group’s information technology and telecommunications agreement.

Fair value of share options, performance options, performance share rights and shares granted or issued not recognised as an expense:

	Consolidated			Parent Entity
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Share options, performance options and performance share rights	33	33	31	33	33
Employee Share Plan - shares issued	18	—	—	18	—
Total	51	33	31	51	33

The amounts in the table represent the fair value of the equity instruments shown using their estimated fair value at grant date recognised over their normal vesting period (or date of exercise if earlier). The value incorporates a discount for estimated lapsing, which, except for discounts related to market based performance hurdles, is subsequently amended for actual lapse experience. The fair value of the equity instruments has been estimated at grant date using a pricing model applying Binomial/Monte Carlo simulation methodology incorporating the vesting and performance hurdle features of the grants. The assumptions used in the model for 2004 include a risk free interest rate of 5.6% (2003 5.5%, 2002 5.4%), a dividend yield on Westpac shares of 4% (2003 4%, 2002 4%), a volatility in Westpac’s share price of 18% (2003 19%, 2002 18%) and an expected average life of options of 4 years (2003 7 years, 2002 7 years) and for performance share rights a life of up to 4 years (2003 4 years, 2002 not applicable).

Note 6. Income tax

	Consolidated			Parent Entity
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Reconciliation of income tax expense shown in the statement of financial performance with prima facie tax payable on pre-tax profit from ordinary activities
Profit from ordinary activities before income tax expense	3,492	2,919	2,668	2,745	3,161
Prima facie income tax based on the company tax rate of 30% in Australia	1,048	876	800	824	948
Add/(less) tax effect of permanent differences
Rebateable and exempt dividends	(86)	(88)	(127)	(135)	(319)
Tax losses not tax effected	10	10	69	9	7
Timing differences now tax effected	(7)	(6)	—	(7)	(5)
Life insurance:
Tax adjustment on policyholders’ earnings(1)	23	5	(33)	—	—
Adjustment for life business tax rates	(22)	(19)	(25)	—	—
Change in excess of net market value over net assets of life insurance controlled entities	—	—	18	—	—
Gain on sale of controlled entities and businesses	—	—	(226)	—	—
Other non-assessable items	(254)	(146)	(47)	(141)	(161)
Other non-deductible items	154	84	44	45	40
Adjustment for overseas tax rates	21	2	19	14	4
Prior financial year adjustments	(25)	(21)	(24)	(5)	2
Other items	51	31	3	42	26
Tax expense attributed to relevant controlled entities	—	—	—	55	—
Tax benefit arising under a tax funding agreement	—	—	—	(55)	—
Total income tax expense attributable to profit from ordinary activities	913	728	471	646	542
Income tax analysis
Income tax expense attributable to profit from ordinary activities comprised:
Current income tax:
Australia	878	831	771	730	668
Overseas	52	139	143	(19)	94
	930	970	914	711	762
Deferred income tax:
Australia	18	(149)	(391)	(49)	(153)
Overseas	(10)	(72)	(28)	(11)	(69)
	8	(221)	(419)	(60)	(222)
(Over)/under provision in prior years:
Australia	(43)	(35)	(20)	(23)	(12)
Overseas	18	14	(4)	18	14
	(25)	(21)	(24)	(5)	2
Total Australia	853	647	360	658	503
Total overseas	60	81	111	(12)	39
Total income tax expense attributable to profit from ordinary activities	913	728	471	646	542

(1)          In accordance with the requirements of AASB 1038, the Group’s income tax expense for the year ended 30 September 2004 included a charge of $33 million (2003 $7 million, 2002 credit of $47 million) in respect of income tax on policyholders’ earnings, a charge of $10 million (2003 $2 million, 2002 credit of $14 million) of which is the prima facie income tax above and the balance of $23 million (2003 $5 million, 2002 credit of $33 million) shown here.

From 1 October 2002, pursuant to a resolution of the Directors, the Group’s Australian tax liabilities are determined pursuant to tax consolidation legislation. All eligible Australian resident wholly owned controlled entities of Westpac formed a tax consolidated Group from that date. Westpac is the head entity of the tax consolidated Group. As a consequence and from that date, the relevant controlled entities are no longer liable to make income tax payments and will not recognise any tax balances. Payments made by the relevant tax consolidated Group entities in respect of the period are shown as payments of the Westpac. Under the terms and conditions of a tax funding agreement, Westpac charges each tax consolidated Group entity for all tax liabilities incurred in respect of its activities and reimburses each controlled entity for tax assets received.

Should Westpac be in default of its obligations, or a default is probable, under the tax consolidation legislation, any tax balances that must be recognised by the controlled entities will be determined in accordance with the terms and conditions of a tax sharing agreement between Westpac and the entities in the Group.

Westpac has received Amended Tax Assessments (ATAs) and Notices of Proposed Adjustment (NOPAs) from the New Zealand Inland Revenue Department (NZIRD) in respect of three structured finance transactions.

The ATAs relate to 1999 and have a maximum potential tax liability of approximately NZ$18 million (A$17 million). Including interest this increases to a tax-effected amount of NZ$25 million (A$23 million). The NOPAs relate to 2000-2002 and have a maximum potential tax liability of approximately NZ$67 million (A$63 million). Including interest this increases to a tax-effected amount of NZ$102 million (A$95 million). Westpac has calculated that the maximum potential overall primary tax liability that would arise if all similar transactions entered into to date were disputed, including 2003-2004, would be approximately NZ$548 million (A$513 million). Including interest this increases to a tax-effected amount of NZ$647 million (A$606 million).

A binding ruling was obtained from the NZIRD on the initial transaction in 1999 which, following a review by the NZIRD, was confirmed in 2001. The principles that underly the ruling were followed in all subsequent transactions. Independent tax and legal opinions have also confirmed that the tax treatment applied to the transactions is consistent with New Zealand law.

Westpac is confident that the tax treatment applied in each case was correct and that the likelihood of ultimately being required to pay additional tax is low. Accordingly, no tax provision has been raised in respect of these matters.

Note 7. Dividends and distributions provided for or paid

	Consolidated			Parent Entity
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Ordinary dividends(1)

Interim ordinary dividend paid:
Ordinary shares 42 cents per share (2003 38 cents per share, 2002 34 cents per share) all fully franked	758	673	597	758	673
New Zealand Class shares 42 cents per share (2003 38 cents per share, 2002 34 cents per share) all fully imputed	23	20	18	—	—
Final ordinary dividend provided for or paid:
2003 ordinary shares 40 cents per share (2002 36 cents per share) all fully franked(2)	716	632	631	716	632
2003 New Zealand Class shares 40 cents per share (2002 36 cents per share) all fully imputed(2)	21	20	20	—	—
Total ordinary dividends provided for or paid	1,518	1,345	1,266	1,474	1,305

Distributions on other equity instruments
Distributions provided for or paid:
TOPrS	24	41	48	—	—
FIRsTS	44	34	—	—	—
2003 TPS	67	—	—	—	—
2004 TPS	19	—	—	—	—
Convertible debentures	—	—	—	154	75
Perpetual capital notes	—	—	—	34	31
Total distributions on other equity instruments	154	75	48	188	106

Dividends not recognised at year end(1)
Since year end the Directors have recommended the payment of the following ordinary final dividend:
Ordinary shares 44 cents per share fully franked	782	716	—	782	716
New Zealand Class shares 44 cents per share fully imputed	23	21	—	—	—
	805	737	—	782	716

Franking account balance
Franking account balance at year end	894	617	104
Franking credits arising from payment of current income tax payable	13	303	466
Adjusted franking account balance at year end	907	920	570
Franking credits utilised for payment of proposed final dividend	(336)	(308)	(270)
Adjusted franking account balance after proposed final dividend	571	612	300

(1)          Following the change in accounting policy for providing for dividends, as set out in note 1(h)vii, a liability has not been recognised for the recommended final dividend payable on 15 December 2004 out of retained profits.

(2)          Due to the change in accounting policy for dividend provisions, dividends previously provided for in the year ended 30 September 2002 are also shown as paid in the year ended 30 September 2003 subject to adjustment for under provision of $1 million in 2002.

Note 8. Earnings per ordinary share

	Consolidated
	2004		2003		2002
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($million)
Net profit	2,579	2,579	2,191	2,191	2,197	2,197
Net profit attributable to outside equity interests	(40)	(40)	(8)	(8)	(5)	(5)
TOPrS distribution	(24)	(24)	(41)	(41)	(48)	(48)
FIRsTS distribution	(44)	—	(34)	(34)	—	—
2003 TPS distribution	(67)	(67)	—	—	—	—
2004 TPS distribution	(19)	—	—	—	—	—
Earnings	2,385	2,448	2,108	2,108	2,144	2,144
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	1,846	1,846	1,824	1,824	1,812	1,812
Potential dilutive adjustment:
Exercise of options	—	8	—	4	—	7
Conversion of 2004 TPS	—	22	—	—	—	—
Conversion of FIRsTS	—	41	—	—	—	—
Total weighted average number of ordinary shares	1,846	1,917	1,824	1,828	1,812	1,819
Earnings per ordinary share (cents)	129.2	127.7	115.6	115.3	118.3	117.9

During the year ended 30 September 2004, 9,181,919 (2003 8,540,979, 2002 9,742,767) options and performance share rights were converted to ordinary shares. The diluted earnings per share calculation included that portion of these options and performance share rights assumed to be issued for nil consideration, weighted with reference to the date of conversion. The estimated weighted average number included was 1,248,982 (2003 1,516,098, 2002 1,774,778). The exercise prices of all options are included in note 26. In determining diluted earnings per share, options with an exercise price greater than the average market price of Westpac shares for the year ended 30 September 2004 have not been included, as these were not considered dilutive.

Subsequent to 30 September 2004, 21,710 performance share rights were granted (2003 nil, 2002 155,000 options) to employees under the Westpac Performance Plan.

Information concerning the classification of securities

New Zealand Class shares (NZ Class shares)

NZ Class shares are considered to be akin to Westpac ordinary shares and have been classified as ordinary shares and included in the determination of basic earnings per share. Refer note 25 for further details.

Options and performance share rights

Options granted to employees under the Westpac Performance Plan, Chief Executive Share Option Agreement, Chief Executive Securities Agreement, General Management Share Option Plan and Senior Officers’ Share Purchase Scheme are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. The options and performance share rights have not been included in the determination of basic earnings per share. Refer note 26 for further details.

TOPrS

TOPrS were included in equity, but were not considered ordinary or potential ordinary shares for the purposes of determining reported basic and diluted earnings per share. TOPrS may have converted into a fixed number of non-cumulative preference shares on the occurrence of certain events or after 50 years from the date of issue, with the same distribution entitlements as the TOPrS. These non-cumulative preference shares would have been classed as a separate category of ordinary shares for the purposes of determining earnings per share and did not have a dilutive impact on the reported earnings per share of the existing ordinary shares.

FIRsTS

FIRsTS are included in equity, but are not considered ordinary shares. As FIRsTS can be exchanged into ordinary shares if a tax or regulatory event occurs or automatically converted in the event of default any dilutive impact must be considered. For the year ended 30 September 2004, FIRsTS were dilutive (2003 not dilutive) and have been included in the determination of diluted earnings per share. FIRsTS have not been included in the determination of basic earnings per share. Refer note 25 for further details.

2003 TPS

2003 TPS are included in equity, but are not considered ordinary or potential ordinary shares for the purposes of determining reported basic and diluted earnings per share. 2003 TPS may convert into a fixed number of non-cumulative preference shares on the occurrence of certain events or after 50 years from the date of issue, with the same distribution entitlements as 2003 TPS. Non-cumulative preference shares would be classed as a separate category of ordinary shares for the purposes of determining earnings per share and would not have a dilutive impact on the reported earnings per share of the existing ordinary shares.

2004 TPS

2004 TPS are included in equity but are not considered ordinary shares. As 2004 TPS can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered. For the 2004 financial year, 2004 TPS were dilutive and have been included in the determination of diluted earnings per share. 2004 TPS have not been included in the determination of basic earnings per share. Refer note 25 for further details.

Note 9. Due from other financial institutions

	Consolidated		Parent Entity
	2004	2003	2004	2003
	$m	$m	$m	$m
Australia
Interest earning	4,842	2,728	3,436	1,328
Non-interest earning	2	82	2	73
Total Australia	4,844	2,810	3,438	1,401
Overseas
Interest earning	4,503	3,131	4,287	3,044
Non-interest earning	191	94	242	86
Total overseas	4,694	3,225	4,529	3,130
Total due from other financial institutions	9,538	6,035	7,967	4,531

Note 10. Trading securities

	Consolidated		Parent Entity
	2004	2003	2004	2003
	$m	$m	$m	$m
Listed securities
Australian public securities:
Commonwealth securities	309	770	309	770
Semi-government securities	4,290	3,674	4,290	3,674
Australian equity securities	841	719	474	698
Australian debt securities	531	52	527	51
Overseas public securities	1,223	1,203	1,223	1,203
Overseas debt securities	620	116	620	116
Total listed securities	7,814	6,534	7,443	6,512
Unlisted securities
Australian debt securities	1,808	2,107	1,806	2,107
Overseas public securities	2	15	2	15
Overseas debt securities	74	137	74	137
Total unlisted securities	1,884	2,259	1,882	2,259
Total trading securities	9,698	8,793	9,325	8,771

As at 30 September 2004, the Group’s trading securities included $28 million in unrealised gains (2003 $2 million unrealised losses).

Note 11. Investment securities

	Consolidated
	2004		2003		2002
	Book Value	Market Value	Book Value	Market Value	Book Value	Market Value
	$m	$m	$m	$m	$m	$m
Listed securities
Australian debt securities	2	2	—	—	—	—
Overseas public securities	13	13	17	17	6	6
Overseas debt securities	385	384	511	483	1,076	984
Total listed securities	400	399	528	500	1,082	990
Unlisted securities
Australian debt securities:
Mortgage backed securities	590	590	798	798	832	832
Other debt securities	234	236	156	158	132	137
Overseas public securities	96	94	112	112	116	116
Overseas debt securities	2,394	2,527	2,062	2,177	1,151	1,141
Total unlisted securities	3,314	3,447	3,128	3,245	2,231	2,226
Total investment securities	3,714	3,846	3,656	3,745	3,313	3,216

	Parent Entity
	2004		2003		2002
	Book Value	Market Value	Book Value	Market Value	Book Value	Market Value
	$m	$m	$m	$m	$m	$m
Listed securities
Australian debt securities	2	2	—	—	—	—
Overseas public securities	13	13	17	17	6	6
Overseas debt securities	385	384	511	483	1,076	984
Total listed securities	400	399	528	500	1,082	990
Unlisted securities
Australian debt securities:
Mortgage backed securities	590	590	798	798	832	832
Other debt securities	234	236	156	158	130	135
Overseas public securities	28	28	26	26	45	45
Overseas debt securities	382	369	259	260	334	324
Total unlisted securities	1,234	1,223	1,239	1,242	1,341	1,336
Total investment securities	1,634	1,622	1,767	1,742	2,423	2,326

Other than securities issued by the Australian Commonwealth or State Governments, the Group held no trading and investment securities of a single issuer, the book value of which, in aggregate, exceeded 10% of total equity as at 30 September 2004.

The following table shows the maturities of the Group’s investment securities and the weighted average carrying yield for each range of investment securities as at 30 September 2004. There were no tax-exempt securities.

	Less than 1 Year		Between 1 and 5 Years		Between 5 and 10 Years		Over 10 Years		Total	Weighted average rate
	$m	%	$m	%	$m	%	$m	%	$m	%
2004 Book value
Australian debt securities:
Mortgage backed securities	144	5.6	446	5.7	—	—	—	—	590	5.7
Other debt securities	59	5.5	177	5.4	—	—	—	—	236	5.4
Overseas public securities	106	9.0	3	3.4	—	—	—	—	109	9.0
Overseas debt securities	440	2.2	2,228	6.1	102	3.4	9	3.5	2,779	5.4
Total book value by maturity	749	4.3	2,854	6.0	102	3.4	9	3.5	3,714	5.6
Total market value by maturity	745		2,990		102		9		3,846
2003 Book value
Australian debt securities:
Mortgage backed securities	225	5.4	573	5.2	—	—	—	—	798	5.2
Other debt securities	5	5.6	101	5.6	50	5.9	—	—	156	5.7
Overseas public securities	126	9.2	3	3.2	—	—	—	—	129	4.0
Overseas debt securities	94	3.6	2,269	4.9	198	3.6	12	3.2	2,573	4.8
Total book value by maturity	450	5.9	2,946	4.7	248	3.6	12	3.2	3,656	4.8
Total market value by maturity	451		3,040		245		9		3,745

The following table provides an analysis of the difference between book value (lower of amortised cost and recoverable amount) and market value of the Group’s investment securities as at 30 September.

	2004				2003
	Book Value	Unrealised Gains	Unrealised Losses	Market Value	Book Value	Unrealised Gains	Unrealised Losses	Market Value
	$m	$m	$m	$m	$m	$m	$m	$m
Listed securities
Australian debt securities	2	—	—	2	—	—	—	—
Overseas public securities	13	—	—	13	17	—	—	17
Overseas debt securities	385	—	(1)	384	511	—	(28)	483
Total listed securities	400	—	(1)	399	528	—	(28)	500
Unlisted securities
Australian debt securities:
Mortgage backed securities	590	—	—	590	798	—	—	798
Other debt securities	234	2	—	236	156	2	—	158
Overseas public securities	96	—	(2)	94	112	—	—	112
Overseas debt securities	2,394	134	(1)	2,527	2,062	118	(3)	2,177
Total unlisted securities	3,314	136	(3)	3,447	3,128	120	(3)	3,245
Total listed and unlisted securities	3,714	136	(4)	3,846	3,656	120	(31)	3,745

Details of sales of investment securities during the financial year were as follows:

	2004	2003	2002
	$m	$m	$m
Proceeds from sales	73	189	492
Gross gains realised from sales	—	—	1

4

Note 12. Loans

	Consolidated		Parent Entity
	2004	2003	2004	2003
	$m	$m	$m	$m
Loans are classified based on the location of the lending office.
Australia
Overdrafts	3,279	3,108	3,279	3,108
Credit card outstandings	5,190	4,545	5,190	4,545
Overnight and at call money market loans	78	132	78	132
Own acceptances discounted	10,172	10,792	9,929	10,551
Term loans:
Housing	77,176	69,668	77,176	69,668
Non-housing	44,788	35,876	43,524	36,049
Finance leases	4,133	3,274	4,059	3,137
Margin lending	1,785	1,590	476	517
Other	2,118	1,957	2,114	1,959
Total Australia	148,719	130,942	145,825	129,666
New Zealand
Overdrafts	979	947	979	947
Credit card outstandings	846	751	771	676
Overnight and at call money market loans	1,111	957	1,111	957
Term loans:
Housing	17,586	13,869	17,276	13,451
Non-housing	8,953	7,526	8,943	7,515
Redeemable preference share finance	3,276	3,365	—	—
Other	630	1,233	604	1,163
Total New Zealand	33,381	28,648	29,684	24,709
Other overseas	2,095	2,437	1,649	2,033
Total overseas	35,476	31,085	31,333	26,742
Total loans (net of unearned income)	184,195	162,027	177,158	156,408
Provisions for bad and doubtful debts (refer note 13)	(1,724)	(1,554)	(1,660)	(1,490)
Total net loans	182,471	160,473	175,498	154,918

Securitisation of loans

As at 30 September 2004, the Group had securitised assets amounting to $13,298 million (2003 $13,057 million) via the Westpac Securitisation Trust program (WST program) and various private placements including the Home Loan Trust program (HLT program) (together, the programs). Outstanding securitised assets totalled $2,244 million as at 30 September 2004 (2003 $2,997 million).

The securities issued by the WST program and units issued by the HLT program do not represent deposits or other liabilities of Westpac or the Group. Neither Westpac nor the Group in any way stands behind the capital value or performance of the securities or the assets of the programs except to the limited extent provided in the transaction documents for the programs through the provision of arm’s length services and facilities (refer note 1(h)iv). The Group does not guarantee the payment of interest or the repayment of principal due on the securities or units. The Group is not obliged to support any losses that may be suffered by the investors and does not intend to provide such support. The Group has no obligation to repurchase any securitised loans, other than in certain circumstances (excluding loan impairment) where there is a breach of representation or warranty within 120 days of the initial sale. Repurchases of securitised loans may also occur when the loan ceases to conform with the terms and conditions of the securitisation programs or through the program’s clean up features where any repurchase is conducted at market terms and conditions to a maximum of 10% of the securitised program’s initial value.

Loss and delinquency amounts for housing loans(1)

	Consolidated
	2004			2003
	Total Principal Amount	Delinquent Principal	Total Credit Losses (Net of Recoveries)	Total Principal Amount	Delinquent Principal	Total Credit Losses (Net of Recoveries)
	$m	$m	$m	$m	$m	$m
Housing loans held in portfolio(2)	95,139	327	6	83,913	288	5
Housing loans securitised	2,244	7	—	2,997	7	—
Total housing loans managed	97,383	334	6	86,910	295	5

(1)                                  Delinquent housing loans are where contractual payments are greater than 60 days in arrears.

(2)                                  As at 30 September 2004, there were no housing loans that had been identified as being held for sale or securitisation.

	Consolidated
	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Loans by type of customer
Australia
Government and other public authorities	167	119	205	575	544
Agriculture, forestry and fishing(1)	1,707	1,614	1,523	1,335	1,587
Commercial and financial(2)	28,675	22,795	14,502	20,802	20,235
Real estate - construction	1,348	1,054	936	817	789
Real estate - mortgage(1)	77,176	69,668	60,445	53,877	47,844
Instalment loans and other personal lending(1)	25,341	21,626	15,354	12,906	10,996
	134,414	116,876	92,965	90,312	81,995
Lease financing	4,133	3,274	1,812	2,334	1,906
Own acceptances discounted	10,172	10,792	13,025	3,270	2,188
Total Australia	148,719	130,942	107,802	95,916	86,089
Overseas
Government and other public authorities	138	548	397	316	420
Agriculture, forestry and fishing(1)	2,177	2,073	1,970	1,858	1,352
Commercial and financial	13,482	11,675	12,261	11,657	8,888
Real estate - construction	245	284	386	229	152
Real estate - mortgage(1)	17,963	14,245	12,631	11,198	9,725
Instalment loans and other personal lending(1)	1,419	2,185	1,756	2,526	2,265
	35,424	31,010	29,401	27,784	22,802
Lease financing	52	75	101	151	120
Total overseas	35,476	31,085	29,502	27,935	22,922
Total loans (net of unearned income)	184,195	162,027	137,304	123,851	109,011
Provisions for bad and doubtful debts	(1,724)	(1,554)	(1,434)	(1,601)	(1,478)
Total net loans	182,471	160,473	135,870	122,250	107,533

(1)          Real estate mortgage loans and instalment loans and other personal lending as at 30 September 2004 included a total of $1.8 billion of personal lending to the agricultural sector (2003 $1.6 billion, 2002 $1.3 billion, 2001 $1.6 billion and 2000 $1.3 billion). In addition, $1.6 billion of finance had been provided to the agricultural sector (2003 $1.3 billion, 2002 $1.2 billion, 2001 $1.2 billion and 2000 $1.1 billion) in the form of acceptances which are excluded from the above table.

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

	Consolidated
	2004	2003	2002	2001	2000
	%	%	%	%	%
Percentage of loans in each customer category to total loans
Australia
Government and other public authorities	0.1	0.1	0.1	0.5	0.5
Agriculture, forestry and fishing	0.9	1.0	1.1	1.1	1.5
Commercial and financial	15.6	14.1	10.6	16.8	18.6
Real estate - construction	0.7	0.7	0.7	0.7	0.7
Real estate - mortgage	42.0	42.9	44.0	43.5	43.9
Instalment loans and other personal lending	13.8	13.3	11.2	10.4	10.1
Lease financing	2.2	2.0	1.3	1.9	1.7
Own acceptances discounted	5.5	6.7	9.5	2.6	2.0
Total Australia	80.8	80.8	78.5	77.5	79.0
New Zealand
Government and other public authorities	0.1	0.3	0.3	0.2	0.3
Agriculture, forestry and fishing	1.2	1.2	1.4	1.5	1.2
Commercial and financial	6.6	6.2	7.4	6.6	5.6
Real estate - construction	0.1	0.2	0.1	0.2	0.1
Real estate - mortgage	9.5	8.6	8.9	8.8	8.7
Instalment loans and other personal lending	0.6	1.2	1.2	1.9	2.0
Total New Zealand	18.1	17.7	19.3	19.2	17.9
Other overseas
Commercial and financial	0.7	1.1	1.6	2.9	2.7
Real estate - construction	—	—	0.1	—	—
Real estate - mortgage	0.2	0.3	0.3	0.2	0.2
Instalment loans and other personal lending	0.2	0.1	0.1	0.1	0.1
Lease financing	—	—	0.1	0.1	0.1
Total other overseas	1.1	1.5	2.2	3.3	3.1
Total overseas	19.2	19.2	21.5	22.5	21.0
Total	100.0	100.0	100.0	100.0	100.0

	Consolidated
	Less than 1 Year	Between 1 and 5 Years	Over 5 Years	Total
	$m	$m	$m	$m
Maturity distribution of loans by type of customer 2004(1)
By offices in Australia
Government and other public authorities	40	47	80	167
Agriculture, forestry and fishing	670	345	692	1,707
Commercial and financial	17,458	6,671	4,546	28,675
Real estate - construction	829	156	363	1,348
Real estate - mortgage	2,099	1,590	73,487	77,176
Instalment loans and other personal lending	7,293	15,235	2,813	25,341
Lease financing	337	3,626	170	4,133
Own acceptances discounted	9,928	244	—	10,172
Total Australia	38,654	27,914	82,151	148,719
Total overseas	7,511	7,322	20,643	35,476
Total loans (net of unearned income)	46,165	35,236	102,794	184,195

Maturity distribution of loans by type of customer 2003(1)
By offices in Australia
Government and other public authorities	7	33	79	119
Agriculture, forestry and fishing	511	323	780	1,614
Commercial and financial	12,384	6,306	4,105	22,795
Real estate - construction	628	110	316	1,054
Real estate - mortgage	1,265	9,278	59,125	69,668
Instalment loans and other personal lending	6,213	3,922	11,491	21,626
Lease financing	135	3,061	78	3,274
Own acceptances discounted	10,792	—	—	10,792
Total Australia	31,935	23,033	75,974	130,942
Total overseas	8,738	10,093	12,254	31,085
Total loans (net of unearned income)	40,673	33,126	88,228	162,027

(1)          The maturity analysis is based on contractual terms.

	Consolidated
	2004			2003
	Loans at Variable Interest Rates	Loans at Fixed Interest Rates	Total	Loans at Variable Interest Rates	Loans at Fixed Interest Rates	Total
	$m	$m	$m	$m	$m	$m
Interest rate segmentation of Group loans maturing after one-year
By offices in Australia	94,421	15,645	110,066	88,580	10,427	99,007
By offices overseas	10,580	17,385	27,965	8,117	14,230	22,347
Total loans maturing after one-year	105,001	33,030	138,031	96,697	24,657	121,354

Note 13. Provisions for bad and doubtful debts

	Consolidated
	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
General provision
Balance at beginning of year	1,393	1,162	1,294	1,212	1,170
Charge to net profit	414	485	461	433	202
Transfer (to)/from specific provisions	(131)	(53)	(172)	(113)	28
Recoveries of debts previously written off	73	74	84	102	90
Write-offs	(274)	(275)	(379)	(356)	(271)
Provisions of controlled entities/businesses (disposed)/acquired	—	—	(133)	3	—
Exchange rate and other adjustments	12	—	7	13	(7)
Balance at year end(1)	1,487	1,393	1,162	1,294	1,212
Specific provisions
Balance at beginning of year	161	272	307	266	330
Transfer from/(to) general provision:
New specific provisions	174	136	303	223	75
Specific provisions no longer required	(43)	(83)	(131)	(110)	(103)
	131	53	172	113	(28)
Write-offs	(50)	(135)	(162)	(86)	(59)
Provisions of controlled entities/businesses (disposed)/acquired	—	—	(32)	2	(2)
Exchange rate and other adjustments	(5)	(29)	(13)	12	25
Balance at year end	237	161	272	307	266
Total provisions for bad and doubtful debts	1,724	1,554	1,434	1,601	1,478

	Parent Entity
	2004	2003
	$m	$m
General provision
Balance at beginning of year	1,332	1,100
Charge to net profit	410	481
Transfer to specific provisions	(131)	(53)
Recoveries of debts previously written off	71	74
Write-offs	(268)	(269)
Exchange rate and other adjustments	12	(1)
Balance at year end(1)	1,426	1,332
Specific provisions
Balance at beginning of year	158	267
Transfer from/(to) general provision:
New specific provisions	174	136
Specific provisions no longer required	(43)	(83)
	131	53
Write-offs	(50)	(133)
Exchange rate and other adjustments	(5)	(29)
Balance at year end	234	158
Total provisions for bad and doubtful debts	1,660	1,490

(1)          This included a provision for off-balance sheet credit related commitments for the: Group $201 million (2003 $219 million, 2002 $207 million, 2001 $161 million, 2000 $186 million), Westpac $194 million (2003 $211 million).

The 2004 charge to net profit of $414 million represented a 15% decrease over the 2003 charge of $485 million which, in turn, was up 5% from 2002.

The coverage ratio of total provisions (specific and general) to total impaired assets as at 30 September 2004 decreased to 253% from 254% as at September 2003 which had increased from 211% as at 30 September 2002.

	Consolidated
	2004		2003		2002		2001		2000
	$m	%	$m	%	$m	%	$m	%	$m	%
Specific provisions by type of customer(1)
Australia
Agriculture, forestry and fishing	5	0.3	3	0.2	1	0.1	3	0.2	4	0.3
Commercial and financial	164	9.5	67	4.3	96	6.7	143	8.9	97	6.6
Real estate - construction	4	0.2	—	—	3	0.2	1	0.1	2	0.1
Real estate - mortgage	2	0.1	2	0.1	1	0.1	3	0.2	2	0.1
Instalment loans and other personal lending	8	0.5	5	0.3	5	0.3	21	1.3	19	1.3
Total Australia	183	10.6	77	4.9	106	7.4	171	10.7	124	8.4
New Zealand
Agriculture, forestry and fishing	2	0.1	1	0.1	—	—	1	0.1	2	0.1
Commercial and financial	3	0.2	2	0.1	7	0.5	7	0.4	—	—
Real estate - mortgage	—	—	1	0.1	—	—	9	0.6	7	0.5
Instalment loans and other personal lending	2	0.1	3	0.2	6	0.4	15	0.9	13	0.9
Total New Zealand	7	0.4	7	0.5	13	0.9	32	2.0	22	1.5
Other overseas
Government and other public authorities	—	—	—	—	—	—	—	—	24	1.6
Agriculture, forestry and fishing	1	0.1	1	0.1	1	0.1	2	0.1	4	0.3
Commercial and financial	43	2.5	74	4.8	149	10.4	98	6.1	90	6.1
Real estate - construction	—	—	—	—	—	—	1	0.1	—	—
Real estate - mortgage	—	—	—	—	1	0.1	1	0.1	—	—
Instalment loans and other personal lending	3	0.1	2	0.1	2	0.1	2	0.1	2	0.1
Total other overseas	47	2.7	77	5.0	153	10.7	104	6.5	120	8.1
Total overseas	54	3.1	84	5.5	166	11.6	136	8.5	142	9.6
Total specific provisions	237	13.7	161	10.4	272	19.0	307	19.2	266	18.0
Total general provision	1,487	86.3	1,393	89.6	1,162	81.0	1,294	80.8	1,212	82.0
Total provisions	1,724	100.0	1,554	100.0	1,434	100.0	1,601	100.0	1,478	100.0

(1)          For a breakdown of the percentage of loans in each customer category please refer note 12.

The following tables show the movements in the balance of provisions for bad and doubtful debts, details of loans written off and recoveries of loans written off by customer and geographic category for the past five years:

	Consolidated
	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Balance of provisions for bad and doubtful debts
Balance at beginning of year	1,554	1,434	1,601	1,478	1,500
Net write-offs and recoveries	(251)	(336)	(457)	(340)	(240)
Charge to operating profit	414	485	461	433	202
Provisions of controlled entities/businesses (disposed)/acquired	—	—	(165)	5	(2)
Exchange rate and other adjustments	7	(29)	(6)	25	18
Balance of provisions for bad and doubtful debts at year end	1,724	1,554	1,434	1,601	1,478
Write-offs and recoveries
Write-offs
Australia
Agriculture, forestry and fishing	(2)	(2)	(2)	—	(1)
Commercial and financial(1)	(35)	(89)	(148)	(70)	(41)
Real estate - construction	(2)	(1)	(1)	(1)	(2)
Real estate - mortgage	(4)	(7)	(11)	(3)	(2)
Instalment loans and other personal lending	(212)	(208)	(294)	(303)	(194)
Total Australia	(255)	(307)	(456)	(377)	(240)
New Zealand
Agriculture, forestry and fishing	(4)	—	—	—	—
Commercial and financial(1)	(2)	(4)	(2)	(1)	—
Real estate - mortgage	(2)	—	(9)	—	—
Instalment loans and other personal lending	(29)	(42)	(49)	(53)	(43)
Total New Zealand	(37)	(46)	(60)	(54)	(43)
Total other overseas	(32)	(57)	(25)	(11)	(47)
Total write-offs	(324)	(410)	(541)	(442)	(330)
Recoveries
Australia
Commercial and financial(1)	8	2	7	12	3
Real estate - mortgage	—	2	—	—	2
Instalment loans and other personal lending	46	48	63	62	68
Australia	54	52	70	74	73
New Zealand	15	22	11	19	10
Other overseas	4	—	3	9	7
Total recoveries	73	74	84	102	90
Net write-offs and recoveries	(251)	(336)	(457)	(340)	(240)

(1)          Lease finance write-offs and recoveries, which are not significant, were included in the ‘commercial and financial’ category.

Note 14. Impaired assets

	Consolidated
	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Australia
Non-accrual assets:
Gross	314	320	300	540	291
Specific provisions	(150)	(76)	(105)	(163)	(115)
Net	164	244	195	377	176
Restructured loans:
Gross	62	3	3	29	34
Specific provisions	(33)	(1)	(1)	(8)	(9)
Net	29	2	2	21	25
Net Australian impaired assets	193	246	197	398	201
New Zealand
Non-accrual assets:
Gross	55	63	79	119	95
Specific provisions	(7)	(7)	(13)	(32)	(22)
Net	48	56	66	87	73
Restructured loans:
Gross	—	—	—	1	16
Specific provisions	—	—	—	—	—
Net	—	—	—	1	16
Net New Zealand impaired assets	48	56	66	88	89
Other overseas
Non-accrual assets:
Gross	141	214	269	207	146
Specific provisions	(37)	(76)	(148)	(104)	(118)
Net	104	138	121	103	28
Restructured loans:
Gross	109	12	28	6	11
Specific provisions	(10)	(1)	(5)	—	(2)
Net	99	11	23	6	9
Net other overseas impaired assets	203	149	144	109	37
Total net impaired assets(1)	444	451	407	595	327
Accruing items past due 90 days (with adequate security):
Australia	213	139	116	147	154
New Zealand	29	171	213	255	40
Other overseas	30	29	6	9	11
Total	272	339	335	411	205
Interest received for the year on the above non-accrual and restructured assets was:
Australia	3	5	5	6	7
New Zealand	3	2	4	5	6
Other overseas	7	8	7	9	9
Total	13	15	16	20	22
Interest forgone for the year on the above non-accrual and restructured assets was estimated at:
Australia	19	30	38	23	19
New Zealand	1	2	3	10	8
Other overseas	6	7	6	4	3
Total	26	39	47	37	30

(1)          This included impaired items in respect of derivative financial instruments and unrecognised contingent commitments of $81 million as at 30 September 2004 (2003 $31 million, 2002 $32 million, 2001 $122 million and 2000 $17 million).

Note 15. Goodwill

	Consolidated		Parent Entity
	2004	2003	2004	2003
	$m	$m	$m	$m
At Cost	3,332	3,309	1,988	1,939
Accumulated amortisation	(938)	(751)	(758)	(642)
Total goodwill	2,394	2,558	1,230	1,297

Note 16. Fixed assets

	Consolidated		Parent Entity
	2004	2003	2004	2003
	$m	$m	$m	$m
Premises and sites
Cost(1)	111	153	54	68
Accumulated depreciation	(21)	(22)	(6)	(7)
Net premises and sites	90	131	48	61
Leasehold improvements
Cost	297	288	166	168
Accumulated amortisation	(193)	(163)	(116)	(101)
Net leasehold improvements	104	125	50	67
Furniture, equipment and computer software
Cost	1,858	1,679	1,676	1,504
Accumulated depreciation and amortisation	(1,252)	(1,093)	(1,114)	(964)
Net furniture, equipment and computer software(2)	606	586	562	540
Infrastructure assets held for resale
Cost	650	—	—	—
Accumulated depreciation	(5)	—	—	—
Net infrastructure assets held for resale(3)	645	—	—	—
Total fixed assets	1,445	842	660	668

(1)          In July 2004, an independent valuation of premises and sites was undertaken.  These valuations were performed on an open market basis, being the amounts that could be exchanged between a knowledgeable willing buyer and knowledgeable willing seller in an arm’s length transaction at valuation date.  Based on these valuations, and allowing for subsequent acquisitions and disposals, the value of premises and sites held as at 30 September 2004 was $97 million (2003 $140 million).

(2)          This includes computer software of $377 million as at 30 September 2004 (2003 $300 million) net of accumulated amortisation.

(3)          During the year ended 30 September 2004, Westpac acquired a 100% holding in three strategically placed natural gas transmission pipeline assets via a trust structure. The assets are expected to be sold to investors in Australia via the Hastings Diversified Utilities Trust.

	Consolidated		Parent Entity
	2004	2003	2004	2003
	$m	$m	$m	$m
Reconciliations
Reconciliations of the carrying amount for each class of fixed assets are set out below:
Premises and sites
Balance at beginning of year	131	148	61	77
Additions	14	21	13	20
Disposals	(52)	(45)	(25)	(35)
Additions through acquisition of entity	—	10	—	—
Depreciation expense	(3)	(3)	(1)	(1)
Balance as at year end	90	131	48	61
Leasehold improvements
Balance as at beginning of year	125	128	67	84
Additions	13	23	6	7
Disposals	—	(2)	—	(2)
Additions through acquisition of entity	—	7	—	—
Amortisation expense	(34)	(32)	(23)	(22)
Foreign currency exchange differences	—	1	—	—
Balance at year end	104	125	50	67
Furniture, equipment and computer software
Balance at beginning of year	586	539	540	500
Additions	257	279	240	255
Disposals	(16)	(29)	(15)	(24)
Additions through acquisition of entity	—	12	—	—
Depreciation and amortisation expense	(221)	(215)	(203)	(192)
Foreign currency exchange differences	—	—	—	1
Balance at year end	606	586	562	540
Infrastructure assets held for resale
Additions through acquisition of entity	650	—	—	—
Depreciation expense	(5)	—	—	—
Balance at year end	645	—	—	—
Total fixed assets	1,445	842	660	668

Note 17. Deferred tax assets

	Consolidated		Parent Entity
	2004	2003	2004	2003
	$m	$m	$m	$m

Future income tax benefits	838	1,019	811	864
Future income tax benefits comprised:
Provisions for bad and doubtful debts	497	462	480	460
Provision for employee entitlements	116	103	114	97
Treasury/financial markets products	(120)	54	(120)	53
Wealth management products	—	43	—	—
Depreciation	45	47	44	38
Tax losses	80	119	78	101
Other timing differences	220	191	215	115
Total future income tax benefits	838	1,019	811	864
Potential future income tax benefits not brought to account:
Related to losses	58	37	51	41
Other	62	75	62	75
Total future income tax benefits not brought to account	120	112	113	116

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

During the year ended 30 September 2004, Westpac resolved that a consolidated group would be formed between Westpac and its eligible Australian controlled entities effective from 1 October 2002. Under the terms and conditions of tax sharing agreements, Westpac, as the head entity of the tax consolidated group, will charge or reimburse its wholly owned subsidiaries for tax liabilities or assets it incurs in connection with their activities. As a consequence, Westpac has recognised the deferred tax balances of its wholly owned subsidiaries as if those were its own in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under a tax funding agreement with the tax consolidated entities are recognised separately as tax-related amounts receivable or payable.

Note 18. Other assets

	Consolidated		Parent Entity
	2004	2003	2004	2003
	$m	$m	$m	$m

Accrued interest receivable	819	724	709	605
Securities purchased under agreements to resell	2,485	2,884	2,485	2,884
Securities sold not delivered	498	2,581	498	2,581
Other financial markets assets(1)	8,342	13,315	7,752	12,861
Deferred expenditure (after accumulated amortisation of $81m, 2003 $69m)	266	216	266	215
Prepayment of superannuation fund contributions	284	380	284	380
Other investments	211	225	40	44
Deferred acquisition costs (after accumulated amortisation of $46m, 2003 $44m)	92	96	—	—
Other	1,170	1,021	800	685
Total other assets	14,167	21,442	12,834	20,255

(1)          Other financial market assets primarily represent the positive fair value of trading derivative financial instruments.

Note 19. Due to other financial institutions

	Consolidated		Parent Entity
	2004	2003	2004	2003
	$m	$m	$m	$m
Australia
Interest bearing	1,975	1,493	1,975	1,492
Non-interest bearing	934	288	886	288
Total Australia	2,909	1,781	2,861	1,780
Overseas
Interest bearing	3,994	1,725	1,892	989
Non-interest bearing	168	325	168	325
Total overseas	4,162	2,050	2,060	1,314
Total due to other financial institutions	7,071	3,831	4,921	3,094

Note 20. Deposits

	Consolidated		Parent Entity
	2004	2003	2004	2003
	$m	$m	$m	$m
Deposits
Australia
Non-interest bearing, repayable at call	3,632	3,497	3,632	3,497
Certificates of deposit	28,747	23,648	28,747	23,648
Other interest bearing:
At call	53,932	51,911	53,932	51,911
Term	24,209	19,471	24,186	19,471
Total Australia	110,520	98,527	110,497	98,527
New Zealand
Non-interest bearing, repayable at call	809	819	809	819
Certificates of deposit	3,099	2,436	3,099	2,436
Other interest bearing:
At call	9,856	8,130	9,856	8,130
Term	9,933	8,288	9,933	8,288
Total New Zealand	23,697	19,673	23,697	19,673
Other overseas
Non-interest bearing, repayable at call	306	225	242	172
Certificates of deposit	2,372	3,487	2,372	3,487
Other interest bearing:
At call	619	594	432	421
Term	9,019	6,565	8,911	6,442
Total other overseas	12,316	10,871	11,957	10,522
Total overseas	36,013	30,544	35,654	30,195
Total deposits	146,533	129,071	146,151	128,722

The following table shows average balances and average rates in each of the past three years for major categories of deposits:

	Consolidated
	2004		2003		2002
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
	$m	%	$m	%	$m	%

Australia
Non-interest bearing, repayable at call	3,769	—	3,740	—	3,502	—
Certificates of deposit	24,261	5.3	21,009	4.8	14,600	4.5
Other interest bearing at call	48,132	3.4	44,100	3.1	38,744	2.9
Other interest bearing term	27,180	4.8	23,582	4.3	19,430	4.1
Total Australia	103,342		92,431		76,276
Overseas
Non-interest bearing, repayable at call	1,025	—	1,094	—	1,016	—
Certificates of deposit	5,845	3.3	6,629	3.4	6,159	4.0
Other interest bearing at call	7,678	2.6	6,450	2.3	5,341	2.2
Other interest bearing term	19,120	4.3	16,911	4.5	15,371	4.4
Total overseas	33,668		31,084		27,887

Certificates of deposits issued by Westpac in Australia represent negotiable certificates of deposits and transferable certificates of deposits. Negotiable certificates of deposits are negotiable securities with minimum denominations of $50,000 and are normally issued with terms to maturity of 30 days to one year. Transferable certificates of deposits are longer term fixed rate instruments with minimum denominations of $100,000 and are normally issued with terms to maturity of three to five years. As at 30 September 2004, negotiable certificates of deposits on issue totalled $27.1 billion (2003 $22.2 billion, 2002 $13.8 billion) and transferable certificates of deposits on issue totalled $1.4 billion (2003 $1.4 billion, 2002 $1.6 billion).

Certificates of deposits issued by Westpac in New Zealand are registered certificates of deposits. There are no minimum denominations and they are normally issued with terms to maturity of up to one year. As at 30 September 2004, the total amount of certificates of deposit greater than US$100,000 is A$3.1 billion (2003 A$2.4 billion).

Other overseas certificates of deposits issued by Westpac principally consist of US dollar certificates of deposits issued by the New York branch. The US dollar certificates of deposits are usually fixed rate instruments with minimum denominations of US$100,000 and are generally issued for terms of one to 13 months. As at 30 September 2004, the total amount of certificates of deposit greater than US$100,000 is A$2.4 billion (2003 A$3.5 billion).

Other interest bearing deposits principally comprise interest bearing cheque and savings and call and time deposits obtained through and administered by Westpac’s branch network.

Maturity profile of certificates of deposit greater than US$100,000

	Consolidated
	Less than 3 Months	Between 3 and 6 Months	Between 6 Months and 1 Year	Over 1 Year	Total
	$m	$m	$m	$m	$m
2004
Certificates of deposit greater than US$100,000	24,216	3,297	1,161	73	28,747
2003
Certificates of deposit greater than US$100,000	16,468	5,279	1,030	871	23,648

Note 21. Tax liabilities

	Consolidated		Parent Entity
	2004	2003	2004	2003
	$m	$m	$m	$m
Current income tax liability	1	310	11	303
Deferred income tax liability	110	246	113	208
Total tax liabilities	111	556	124	511
Deferred income tax liability comprised:
Leveraged lease transactions	—	9	—	9
Finance lease transactions	9	7	10	2
Treasury/financial markets products	23	119	23	119
Wealth management products	5	—	—	—
Depreciation	1	4	—	—
Other timing differences	72	107	80	78
Total deferred income tax liability	110	246	113	208

Note 22. Provisions

	Consolidated		Parent Entity
	2004	2003	2004	2003
	$m	$m	$m	$m
Long service leave	165	161	154	152
Annual leave and other staff benefits	169	167	153	153
Non-lending losses	48	38	29	27
Leasehold premises	10	10	10	10
Restructuring	35	86	32	47
Total provisions	427	462	378	389

Consolidated

	Dividends	Long Service Leave	Annual Leave and Other Staff Benefits	Non- Lending Losses	Leasehold Premises	Provision for Restructuring	Total
	$m	$m	$m	$m	$m	$m	$m
Balance at beginning of year	—	161	167	38	10	86	462
Additional provisions recognised	1,518	21	116	24	3	20	1,702
Provisions acquired	—	2	1	—	—	—	3
Payments	(1,518)	(15)	(114)	(6)	(3)	(61)	(1,717)
Reductions for remeasurement or settlement without cost	—	(4)	(4)	(8)	—	(10)	(26)
Foreign currency exchange	—	—	3	—	—	—	3
Balance at year end	—	165	169	48	10	35	427

Parent Entity

	Dividends	Long Service Leave	Annual Leave and Other Staff Benefits	Non- Lending Losses	Leasehold Premises	Provision for Restructuring	Total
	$m	$m	$m	$m	$m	$m	$m
Balance at beginning of year	—	152	153	27	10	47	389
Additional provisions recognised	1,474	19	104	12	3	19	1,631
Payments	(1,474)	(13)	(103)	(4)	(3)	(27)	(1,624)
Reductions for remeasurement or settlement without cost	—	(4)	(4)	(6)	—	(7)	(21)
Foreign currency exchange	—	—	3	—	—	—	3
Balance at year end	—	154	153	29	10	32	378

Note 23. Other liabilities

	Consolidated		Parent Entity
	2004	2003	2004	2003
	$m	$m	$m	$m

Unearned general insurance premiums	150	149	—	—
Outstanding general insurance claims	99	99	—	—
Accrued interest payable	897	642	778	592
Credit card loyalty program(1)	158	160	—	—
Securities sold under agreements to repurchase	2,352	2,725	2,352	2,725
Securities sold short	1,476	943	1,465	943
Securities purchased not delivered	687	2,464	687	2,464
Other financial markets liabilities(2)	9,556	15,296	9,515	15,095
Trade creditors and other accrued expenses	993	955	818	724
Other	1,317	1,792	1,177	1,536
Total other liabilities	17,685	25,225	16,792	24,079

(1)          The credit card loyalty program relates to the Altitude rewards program launched by Westpac on 25 November 2001.  Westpac has established a trust to hold the liability in respect of the program.

(2)          Other financial markets liabilities primarily represent the negative fair value of trading derivative financial instruments.

Note 24. Debt issues and loan capital

	Consolidated		Parent Entity
	2004	2003	2004	2003
	$m	$m	$m	$m

Debt issues
Short term debt	14,655	11,459	4,595	3,668
Long term debt	21,533	18,511	18,543	15,198
Total debt issues	36,188	29,970	23,138	18,866
Short term debt
USD commercial paper	9,942	7,673	—	—
EUR euro commercial paper	1,043	638	1,043	537
AUD euro commercial paper	582	140	582	140
USD euro commercial paper	2,105	1,365	2,007	1,365
GBP euro commercial paper	629	1,377	617	1,360
NZD euro commercial paper	152	116	152	116
HKD euro commercial paper	144	141	144	141
CAD euro commercial paper	8	—	—	—
CHF euro commercial paper	50	9	50	9
Total short term debt	14,655	11,459	4,595	3,668

Long term debt

The following table sets out the maturity analysis of long term bonds and notes.

Issue			Consolidated		Parent Entity
Currency	Issue Range (millions)	Interest Rate	2004	2003	2004	2003
			$m	$m	$m	$m
Due from 1 October 2003 to 30 September 2004
Euro medium term notes
AUD	7 - 600	Fixed rate ranging from 5.50%-8.25%	—	735	—	735
USD	10 - 500	Fixed rate ranging from 0.01%-6.76%	—	1,273	—	1,273
USD	16	Structured	—	23	—	23
USD	10 - 300	Floating rate note	—	1,080	—	382
GBP	77	Structured	—	189	—	189
GBP	10	Floating rate note	—	49	—	49
NZD	100 - 250	Fixed rate ranging from 6.00%-6.25%	—	305	—	—
HKD	40 - 315	Fixed rate ranging from 1.46%-5.70%	—	444	—	444
HKD	92 - 400	Floating rate note	—	169	—	169
EUR	500	Floating rate note	—	855	—	855
SGD	150	Fixed rate 4.75%	—	128	—	128
			—	5,250	—	4,247
Due from 1 October 2004 to 30 September 2005
Euro medium term notes
USD	5 - 15	Fixed rate 3.45%-4.47%	52	54	52	54
USD	5 - 300	Floating rate note	1,497	1,572	378	397
GBP	90	Floating rate note	227	—	227	—
HKD	50 - 400	Fixed rate from 0.94%-7.35%	579	579	579	579
HKD	100 - 400	Floating rate note	233	247	233	247
EUR	19 - 20	Fixed rate 2.45%-4.51%	67	67	67	67
EUR	50	Floating rate note	86	—	86	—
CAD	15	Structured	17	16	17	16
			2,758	2,535	1,639	1,360
Non-domestic bonds issued
NZD	100	Fixed rate 5.50%	93	84	93	84
			2,851	2,619	1,732	1,444
Due from 1 October 2005 to 30 September 2006
Euro medium term notes
AUD	1,575	Fixed Rate 4.35%	1,431	1,575	1,431	1,575
USD	5 - 500	Fixed rate from 1.78%-5.75%	1,090	807	1,090	807
USD	5 - 50	Floating rate note	105	110	35	36
GBP	200	Floating rate note	503	490	—	—
GBP	75 - 300	Floating rate note	944	737	944	737
GBP	5 - 50	Fixed rate 4.70%-5.53%	138	—	138	—
HKD	40 - 450	Fixed rate from 1.58%-6.90%	431	373	431	373
HKD	56 - 400	Structured	96	121	96	121
HKD	100 - 125	Floating rate note	61	64	61	64
EUR	50 - 500	Floating rate note	1,121	1,026	949	855
CAD	30 - 250	Structured	529	33	529	33
CHF	75	Fixed	83	—	83	—
JPY	5,000	Floating rate note	63	—	63	—
SGD	15 - 100	Fixed rate from 1.67%-1.75%	95	98	95	98
			6,690	5,434	5,945	4,699
Non-domestic bonds issued
NZD	200	Floating rate note	187	175	—	—
NZD	100	Fixed rate 6.00%-6.25%	187	174	94	87
			7,054	5,783	6,039	4,786

Issue			Consolidated		Parent Entity
Currency	Issue Range (millions)	Interest Rate	2004	2003	2004	2003
			$m	$m	$m	$m
Due from 1 October 2006 to 30 September 2007
Euro medium term notes
AUD	300	Fixed rate 5.85%	300	—	300	—
USD	10	Fixed rate 0.01%	15	15	15	15
USD	5 - 1,500	Floating rate note	2,148	37	2,148	37
USD	5 - 10	Structured	35	—	35	—
HKD	50 - 300	Fixed rate 2.00%-5.33%	260	166	260	166
HKD	40 - 200	Structured	114	19	114	19
HKD	540	Floating rate note	97	—	97	—
GBP	50 - 150	Fixed rate 4.88%	504	369	504	369
GBP	32	Floating rate note	81	—	81	—
EUR	200	Floating rate note	345	—	345	—
SGD	10 - 100	Fixed rate 1.86%-3.31%	91	85	91	85
JPY	19,400	Fixed rate 0.23%	245	257	245	257
			4,235	948	4,235	948
Domestic medium term notes
NZD	50	Fixed rate note	47	—	—	—
Non-domestic bonds issued
NZD	500	Fixed rate 6.00%	468	—	—	—
			4,750	948	4,235	948
Due from 1 October 2007 to 30 September 2008
Euro medium term notes
AUD	175 - 225	Floating rate note	374	225	374	225
AUD	75 - 525	Fixed rate 5.75%	574	525	574	525
USD	50	Structured	70	59	70	59
USD	5 - 500	Floating rate note	738	766	738	766
USD	30	Fixed rate 3.50%-3.80%	84	44	84	44
HKD	50 - 80	Fixed rate from 3.70%-3.90%	32	77	32	77
HKD	300 - 450	Floating rate note	135	142	135	142
GBP	250	Floating rate note	629	614	629	614
EUR	500	Fixed rate 2.88%	863	855	863	855
JPY	25,000	Fixed 0.60%	316	—	316	—
SGD	3	Fixed rate 0.01%	3	3	3	3
			3,818	3,310	3,818	3,310
Domestic medium term notes
NZD	125	Fixed rate 6.50%	117	—	—	—
Non-domestic bonds issued
NZD	158	Floating rate note	148	138	—	—
			4,083	3,448	3,818	3,310
Due from 1 October 2008 to 30 September 2009
Euro medium term notes
USD	5 - 10	Structured	49	103	49	103
USD	5 - 30	Fixed rate 4.62%-7.00%	—	73	—	73
USD	5 - 10	Floating rate note	48	—	48	—
GBP	200	Floating rate note	504	—	504	—
EUR	750	Floating rate note	1,295	—	1,295	—
HKD	50	Fixed rate from 4.00%-4.20%	18	139	18	139
CAD	300	Structured	331	—	331	—
			2,245	315	2,245	315

Issue			Consolidated		Parent Entity
Currency	Issue Range (millions)	Interest Rate	2004	2003	2004	2003
			$m	$m	$m	$m
Due from 1 October 2009
Euro medium term notes
USD	5 - 30	Fixed rate 3.96% - 4.62%	80	—	80	—
USD	5 - 10	Structured	105	—	105	—
HKD	46 - 176	Fixed rate 0.01% - 8.04%	148	—	148	—
JPY	5,000	Fixed rate 1.97%	63	86	63	86
JPY	700 - 2,000	Structured	78	62	78	62
			474	148	474	148
Domestic notes
AUD	66	Floating rate note	66	—	—	—
Total long term debt			21,533	18,511	18,543	15,198

	Consolidated
	2004	2003	2002
	$m	$m	$m
Short term borrowings
US commercial paper
Maximum amount outstanding at any month end	13,982	7,776	7,642
Approximate average amount outstanding	10,971	6,588	5,447
Approximate weighted average interest rate on:
Average amount outstanding	1.2%	1.4%	2.1%
Outstanding at year end	1.6%	1.1%	1.8%
Euro commercial paper
Maximum amount outstanding at any month end	5,579	4,272	1,903
Approximate average amount outstanding	4,659	2,858	1,260
Approximate weighted average interest rate on:
Average amount outstanding	2.7%	2.7%	3.4%
Outstanding at year end	2.8%	2.5%	3.4%

	Consolidated		Parent Entity
	2004	2003	2004	2003
	$m	$m	$m	$m
Loan capital
Subordinated bonds, notes and debentures
AUD 300 million subordinated medium term notes due 2009(1)	—	300	—	300
USD 100 million subordinated bonds due 2009(2)	—	147	—	147
NZD 50 million subordinated bonds due 2009(3)	—	44	—	44
USD 100 million subordinated bonds due 2009(4)	140	147	140	147
USD 100 million subordinated bonds due 2010(5)	140	147	140	147
USD 400 million subordinated bonds due 2010(6)	560	588	560	588
AUD 350 million subordinated bonds due 2010(7)	350	350	350	350
SGD 100 million subordinated bonds due 2010(8)	83	85	83	85
USD 200 million subordinated bonds due 2010(9)	280	294	280	294
AUD 350 million subordinated bonds due 2011(10)	350	350	350	350
USD 350 million subordinated bonds due 2013(11)	489	514	489	514
AUD 500 million subordinated bonds due 2013(12)	500	—	500	—
USD 350 million subordinated bonds due 2018(13)	489	514	489	514
GBP 200 million subordinated bonds due 2018(14)	504	491	504	491
Total subordinated bonds, notes and debentures	3,885	3,971	3,885	3,971

(1)               These bonds were redeemed on 2 March 2004.

(2)               These bonds were redeemed on 6 July 2004.

(3)               These bonds were redeemed on 15 July 2004.

(4)               These bonds pay a floating rate coupon. These bonds will be redeemed on 14 December 2004.

(5)               These bonds pay a floating rate coupon.  These bonds can be redeemed on 28 February 2005, or any quarterly interest payment date thereafter.

(6)               These bonds pay a floating rate coupon. These bonds can be redeemed on 25 May 2005, or any quarterly interest payment date thereafter.

(7)               $112 million of these bonds pay a coupon of 7.0% until the fifth anniversary (2 August 2005).  From the fifth anniversary until maturity the bonds pay a floating rate coupon.  The remaining $238 million of bonds pay a floating rate coupon.  These bonds can be redeemed on 2 August 2005, or any quarterly interest payment date thereafter.

(8)               These bonds pay a coupon of 5.25%.  A swap arrangement (to USD at a floating interest rate) has been entered into in respect of these bonds.

(9)               These bonds pay a floating rate coupon. These bonds can be redeemed on 7 September 2005, or any quarterly interest payment date thereafter.

(10)         $210 million of these bonds pay a fixed coupon of 6.25% until the fifth anniversary (30 August 2006).  From the fifth anniversary until maturity the bonds pay a floating rate coupon.  The remaining $140 million of bonds pay a floating rate coupon.  These bonds can be redeemed on 30 August 2006, or any quarterly interest payment date thereafter.

(11)         These bonds pay a floating rate coupon.  These bonds can be redeemed on 12 March 2008, or any quarterly interest payment date thereafter.

(12)         $320 million of these bonds pay a fixed rate of 6.75% and the remaining $180 million pays a floating rate.  These bonds can be redeemed on 18 December 2008 or any quarterly interest payment date thereafter.  If the notes are not called, they will continue until maturity on a floating rate.

(13)         Swap arrangements (to USD at a floating interest rate) have been entered into in respect of these bonds.

(14)         These bonds pay a coupon of 5.875% until 29 April 2013.  From 29 April 2013 until maturity the bonds pay a floating rate coupon.  These bonds can be redeemed on 29 April 2013, or any quarterly interest payment date thereafter.

Premiums and discounts, and fees and commissions paid on each issue have been deferred and are being amortised to interest expense over the life of the respective bonds or notes. Net unamortised expenses as at 30 September 2004 amounted to $64 million (2003 $31 million).

Subordinated bonds, notes and debentures with an original maturity of at least five years constitute tier 2 capital as defined by APRA for capital adequacy purposes. The value assigned is based on the remaining years to maturity.

	Consolidated		Parent Entity
	2004	2003	2004	2003
	$m	$m	$m	$m
Subordinated perpetual notes

USD390.2 million (2003 USD390.2 million) subordinated perpetual floating rate notes	546	573	546	573

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

Westpac debt programs and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2004:

Program/Issuing Shelf	Outstanding	Program/Issuing Shelf Type
Australia
No limit	AUD 896 million	Debt Issuance Programme
No limit	AUD 700 million	Debt Issuance Programme Subordinated Medium Term Notes
No limit	AUD 2,100 million	Debt Issuance Programme(1)
Euro Market
AUD 2 billion	AUD 18 million	Debt Issuance Programme
USD 2.5 billion	USD 526 million	Euro Transferable Certificate of Deposit Programme
USD 7.5 billion	USD 3,410 million	Euro Commercial Paper Programme(3)
USD 17.5 billion	USD 13,694 million(2)	Programme for the Issuance of Debt Instruments(3)
Japan
JPY 100 billion	Nil	Samurai shelf
JPY 200 billion	JPY 103 billion	Uridashi shelf(4)
United States
USD 10 billion	USD 4,238 million	Commercial Paper Program
USD 5 billion	USD 2,905 million	Commercial Paper Program(5)
USD 5 billion	USD 3,375 million	Medium Term Deposit Notes
USD 1 billion (6)	USD 350 million(7)	Securities Exchange Commission registered shelf
New Zealand
NZD 750 million	NZD 200 million(8)	Medium Term Note Programme
NZD 500 million	Nil	Subordinated Note Programme
NZD 750 million	NZD 175 million	Medium Term Note Programme(9)

(1)          Debt Issuance Programme for the issue of transferable certificates of deposits (TCDs) and medium term notes (MTNs) established 18 July 2002. Other outstanding issues remain constituted by the Deeds Poll of the Debt Issuance Programme and Debt Issuance Programme Subordinated Medium Term Notes Programme under which the TCDs/MTNs were issued.

(2)          Outstandings are recorded at historical exchange rates (per programme documentation).

(3)          WestpacTrust Securities NZ Limited is also an issuer under this programme.

(4)          Record of the secondary distributions under the Shelf Registration Statement as amended in 2000 and 2002. JPY 86 billion of the issuing shelf limit remains available.

(5)          WestpacTrust Securities NZ Limited is the sole issuer under this program.

(6)          USD 227 million of the issuing shelf limit remains available.

(7)          Outstanding issuance is a tier 2 instrument.

(8)          Issued by Westpac Banking Corporation New Zealand branch.

(9)          WestpacTrust Securities NZ Limited is the sole issuer under this programme.

Note 25. Equity

	Consolidated		Parent Entity
	2004	2003	2004	2003
	$m	$m	$m	$m
Contributed equity

Ordinary shares
1,777,914,840 (2003 1,787,113,875) each fully paid	4,234	3,972	4,234	3,972

New Zealand Class shares
52,635,530 (2003 53,694,931) each fully paid	453	471	—	—

Other equity instruments
Convertible debentures:
Issued on 16 July 1999 NZ$611,724,203 (net of issue costs A$20 million)	—	—	—	465
Issued on 19 December 2002 NZ$714,914,381 (net of issue costs of A$12 million)	—	—	655	655
Issued on 13 August 2003 NZ$1,279,981,813 (net of issue costs of A$13 million)	—	—	1,132	1,132
Issued on 5 April 2004 US$525,000,000 (net of issue costs of A$8 million)	—	—	685	—
Total convertible debentures	—	—	2,472	2,252
51,068 (2003 51,068) perpetual capital notes of $10,000 each fully paid	—	—	511	511
Nil (2003 12,900,000) TOPrS of US$25 each (net of issue costs A$20 million)	—	465	—	—
6,671,140 (2003 6,671,140) FIRsTS of A$100 each (net of issue costs of A$12 million)	655	655	—	—
750,000 (2003 750,000) 2003 TPS of US$1,000 each (net of issue costs of A$13 million)	1,132	1,132	—	—
525,000 (2003 nil) 2004 TPS of US$1,000 each (net of issue costs of A$8 million)	685	—	—
Total other equity instruments	2,472	2,252	2,983	2,763
Total contributed equity	7,159	6,695	7,217	6,735

Ordinary shares issued

Ordinary share capital entitles the holder to participate in dividends as declared and in the event of the winding up of Westpac, to participate in the proceeds in proportion to the number of and amounts paid on the shares held. Ordinary share capital entitles the holder to one vote, either in person or by proxy, at a general or special meeting of Westpac.

During the year ended 30 September 2004, the following ordinary shares were issued:

•                  to equity holders in terms of the Dividend Reinvestment Plan, 9,154,899 ordinary shares at a price of $16.97 and 9,823,690 ordinary shares at a price of $15.66;

•                  to eligible executives and senior management under the Westpac Performance Plan upon exercise of performance options, 191,607 ordinary shares at an average exercise price of $14.53 and upon exercise of performance rights, 67,206 ordinary shares issued for nil consideration;

•                  to the Chief Executive Officer under the Chief Executive Share Option Agreement Plan 1999 (as amended) upon exercise of options, 700,000 ordinary shares at an average price of $10.83;

•                  to executives under the General Management Share Option Plan upon exercise of options, 2,941,676 ordinary shares at an average exercise price of $12.55;

•                  to senior officers under the Senior Officers’ Share Purchase Scheme upon exercise of options, 5,281,430 ordinary shares at an average exercise price of $11.99; and

•                  to eligible staff under the Employee Share Plan 1,162,944 ordinary shares issued for nil consideration.

Ordinary shares bought back

During the year ended 30 September 2004, 38,522,487 ordinary shares (approximately 2%) were bought back ‘off market’ at a price of $14.50 per share for a total cost of $559 million. The shares bought back have been cancelled. In accordance with the buy-back tender process $10.50 per share of the consideration paid was deemed to be a fully franked dividend and has been deducted from retained profits ($404 million). The balance of the consideration paid of $4.00 per share and incidental costs of the buy-back have been deducted from share capital ($157 million).

New Zealand Class shares

On 12 October 1999, a controlled entity, WestpacTrust Investments Limited (since renamed to Westpac (NZ) Investments Limited) issued 54,393,306 New Zealand Class shares (NZ Class shares) in New Zealand. A first instalment of NZ$7.20 (A$5.66) per NZ Class share was received on application and the total received was NZ$392 million (A$308 million). A second instalment of NZ$4.75 (A$3.74) per NZ Class share was received on 20 December 2000 and the total received was NZ$258 million (A$203 million). The proceeds of the issue were invested in perpetual capital notes issued by Westpac. The NZ Class shares have been recorded at the total of the first instalment received and the present value, at the date of issue, of the second instalment, net of issue costs. The directors of Westpac (NZ) Investments Limited have the discretion to declare dividends on the NZ Class shares. However, the constitution of Westpac (NZ) Investments Limited requires that where a dividend is declared by the company, the dividend must equal the cash dividend paid on one Westpac ordinary share, adjusted by the conversion ratio (the Exchange Fraction) and converted into New Zealand dollars pursuant to the Exchange Deed. The holders of the NZ Class shares have limited voting rights in Westpac (NZ) Investments Limited.

They do not have direct voting rights in Westpac, however, a special purpose company has been established to hold Enhanced Voting Shares in Westpac, and will vote those Enhanced Voting Shares in accordance with the indications of the NZ Class shareholders.

The NZ Class shares can be exchanged for ordinary shares in Westpac, upon the occurrence of certain limited events which may result in a compulsory exchange, an exchange at the option of Westpac or an exchange at the option of the NZ Class shareholder, depending on the nature of the event. The Exchange Fraction is initially one Westpac share for each NZ Class share. However, the Exchange Fraction will be adjusted for subsequent bonus issues, share splits or consolidations and rights issues where such an activity by either Westpac or Westpac (NZ) Investments Limited has not been mirrored by the other. The exchange events include a takeover offer for Westpac, a change in laws which adversely affects Westpac, Westpac (NZ) Investments Limited, the NZ Class shareholders or their rights, failure to pay a dividend on NZ Class shares equivalent to Westpac ordinary share dividends as adjusted by the Exchange Fraction, or commencement of liquidation, statutory management or administration of either Westpac in Australia or Westpac (NZ) Investments Limited. Westpac has a right to trigger an exchange event as a consequence of changes in tax law as it will be subject to franking debits in respect of some payments in the NZ Class share structure. It is anticipated that franking debits will apply from July 2005. Westpac is considering its position.

The laws of New Zealand and Australia apply to various parts of the NZ Class share structure.

NZ Class shares bought back

On 6 May 2004, Westpac (NZ) Investments Limited announced an ‘on market’ buy-back of NZ Class shares which commenced on 8 June 2004.  The buy-back is a treasury stock buy-back as governed by the Companies Act 1993 (NZ). During the year ended 30 September 2004, 1,059,401 NZ Class shares (1.97%) were bought back ‘on market’ at an average price of NZ$17.80 for a total cost of NZ$19 million. The NZ Class shares bought back are being held as treasury stock with all rights and obligations suspended until reissued or cancelled. The buy-back will continue for a maximum period of six months from commencement date, or until the targeted amount of 1,125,000 shares have been repurchased.

Perpetual capital notes

On 15 October 1999, 30,844 perpetual capital notes of $10,000 each were issued at par value to Westpac Tasman No. 1 Pty Limited, a wholly owned controlled entity of Westpac. A further 20,224 notes of $10,000 each were issued at par value to Westpac Tasman No. 1 Pty Limited on 20 December 2000. These notes yield a non-cumulative half-yearly distribution (15 April, 15 October) in arrears at the bank bill swap rate (BBSW) plus 1.25% and will rank subordinate and junior in right of payment of principal and distributions to Westpac’s obligations to its depositors and creditors.

Convertible debentures and TOPrS

The convertible debentures and TOPrS were redeemed for cash on 16 July 2004. Westpac gave notice on 8 June 2004 that the convertible debentures would be redeemed. From the date of notice to the redemption date the TOPrS and convertible debentures were reclassified as debt instruments and distributions relating to this period have been treated as interest expense.

A wholly owned entity, Westpac Capital Trust I (Capital Trust), issued 12,900,000 TOPrS in the United States of America at US$25 each on 16 July 1999, with a non-cumulative quarterly distribution (31 March, 30 June, 30 September and 31 December) in arrears at the annual rate of 8%. Capital Trust has also issued common securities with a total price of US$1,000 to Westpac Capital Holdings Inc. The sole assets of the Capital Trust comprised 12,900,040 funding TOPrS issued by a wholly owned entity, the Tavarua Funding Trust I (Funding Trust) totalling US$322,501,000. The funding TOPrS have an issue price of US$25 each with a non-cumulative quarterly distribution in arrears at the annual rate of 8%. The Funding Trust had issued common securities with a total price of US$1,000 to Westpac Funding Holdings Pty Limited. The sole assets of the Funding Trust comprised convertible debentures issued by Westpac in an aggregate amount of NZ$611,724,203, US government securities purchased with the proceeds of the common securities, and a currency swap with Westpac.

The convertible debentures were unsecured, junior subordinated obligations of Westpac and ranked subordinate and junior in right of payment of principal and distributions to Westpac’s obligations to its depositors and creditors. The convertible debentures only paid a distribution to the extent it was declared by the Board of Directors of Westpac, or an authorised committee of the Board. Any distribution was subject to Westpac having sufficient distributable profits. If certain conditions exist a distribution is not permitted to be declared unless approved by APRA. The convertible debentures will have automatically converted into American Depository Receipts (ADRs) representing Westpac preference shares (8% non-cumulative preference shares in Westpac with a liquidation amount of US$25) on 16 July 2049, or earlier in the event that a distribution is not made or certain other events occur. The dividend payment dates on Westpac preference shares would have been the same days of the year as the distribution payment dates on the TOPrS. The TOPrS would then have been redeemed for ADRs.

Under the currency swap, the Funding Trust paid an amount equal to the proceeds of the issue of the funding TOPrS in US dollars to Westpac, which paid the Funding Trust the New Zealand dollar equivalent using a fixed exchange rate of NZ$1.00 = US$0.5272. The Funding Trust was also required to pay to Westpac any amount in New Zealand dollars it received under the convertible debentures, in return for an amount denominated in US dollars at the fixed exchange rate.

The currency swap terminates upon payment in full of the cash redemption price of the outstanding convertible debentures and the exchange of such redemption price for US dollars, or the conversion of the convertible debentures into ADRs.

A netting agreement had been entered into between Westpac and the Funding Trust. Pursuant to the netting agreement, the distributions on the convertible debentures were treated as payment by the Funding Trust under the currency swap. In return, Westpac paid US dollars to the Funding Trust under the currency swap equal to the NZ dollars it received from the Funding Trust under the currency swap (calculated by reference to the fixed exchange rate).

As a consequence of the terms of the currency swap, and the netting agreement, the convertible debentures and their distributions were treated as US dollar denominated instruments.

Westpac had guaranteed, on a subordinated basis, the payment in full of distributions or redemption amounts, the delivery of ADRs and other payments on the TOPrS and the funding TOPrS to the extent that the Capital Trust and the Funding Trust have funds available.

With the prior written consent of APRA, if required, Westpac could have elected to redeem the convertible debentures for cash before 16 July 2004 in whole upon the occurrence of certain specific events, and in whole or in part on one or more occasions any time on or after 16 July 2004.  The proceeds received by Funding Trust from the redemption of the convertible debentures must be used to redeem the funding TOPrS and ultimately the TOPrS. The redemption price of the TOPrS would equal US$25 per TOPrS plus the accrued and unpaid distribution for the then current quarterly period.

The holders of the convertible debentures, funding TOPrS and TOPrS did not have an option to require redemption of these nstruments.

The laws of the United States of America, Australia and New Zealand apply to various parts of this transaction.

Convertible debentures and FIRsTS

A Westpac controlled entity, Westpac First Trust issued 6,671,140 Westpac FIRsTS in Australia at $100 each on 19 December 2002. The Westpac FIRsTS are units in Westpac First Trust with non-cumulative distributions. The material assets of Westpac First Trust are 6,671,140 preferred units issued by another Westpac controlled entity, Westpac Second Trust. The preferred units have an issue price of $100. Westpac Second Trust has issued an ordinary unit with an issue price of $100 to Westpac Alpha Pty Limited. The material assets of Westpac Second Trust are convertible debentures issued by Westpac in an aggregate amount of NZ$731,156,944 and a currency swap with Westpac.

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

The holders of Westpac FIRsTS can request Westpac to exchange their Westpac FIRsTS on each rollover date or upon occurrence of certain control events (such as a takeover bid involving the acquisition of a majority interest in Westpac). The holders will receive for each Westpac FIRsTS, at Westpac’s discretion, $100 cash (subject to APRA approval) or a variable number of Westpac ordinary shares based on the issue price of $100 and calculated in accordance with the applicable exchange ratio. The exchange ratio will be based on the weighted average trading price of Westpac ordinary shares over the 20 trading days prior to the exchange.

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

Payment of distributions on Westpac FIRsTS ultimately depends on whether interest is paid on the convertible debentures and distribution of that interest through Westpac Second Trust and Westpac First Trust to the holders of Westpac FIRsTS. The convertible debentures are unsecured obligations of Westpac and rank subordinate and junior in right of payment of principal and interest to Westpac’s obligations to depositors and creditors, other than subordinated creditors holding subordinated indebtedness that is stated to rank equally with, or junior to the convertible debentures. To become payable, interest on the convertible debentures must be declared by a specially constituted committee appointed by the Board of Directors of Westpac. This committee must not declare interest payable if special deferral conditions arise such as where APRA objects to interest being paid or if Westpac has insufficient distributable profits available.

The convertible debentures may convert into Westpac preference shares or a variable number of Westpac ordinary shares in certain circumstances. They will automatically convert into a fixed number of Westpac preference shares on 19 December 2052 or where Westpac fails to pay scheduled distributions on the convertible debentures and that failure continues unremedied for a period of 21 days. The convertible debentures will automatically convert into a variable number of Westpac ordinary shares calculated in accordance with the applicable exchange ratio on the occurrence of certain APRA regulatory actions affecting Westpac, Westpac’s retained earnings falling below zero or an event of default. Westpac may also elect to convert the convertible debentures into Westpac ordinary shares in certain limited circumstances, such as where its ability to acquire or redeem Westpac FIRsTS is threatened. On conversion of the convertible debentures to Westpac ordinary shares in any of these circumstances, Westpac FIRsTS will be automatically redeemed in exchange for the ordinary shares.

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

Convertible Debentures and 2003 TPS

A wholly owned entity, Westpac Capital Trust III (Capital Trust III), issued 750,000 2003 TPS in the United States of America at US$1,000 each on 13 August 2003, with non-cumulative semi-annual distributions (31 March and 30 September) in arrears at the annual rate of 5.819% up to but excluding 30 September 2013. From, and including, 30 September 2013 the 2003 TPS will pay non-cumulative quarterly distributions (31 December, 31 March, 30 June and 30 September) in arrears at a floating rate of LIBOR plus 2.05% per year. Capital Trust III has also issued common securities with a total price of US$1,000 to Westpac Capital Holdings Inc.

The sole assets of the Capital Trust III comprise 750,001 Funding 2003 TPS issued by a wholly owned entity, Tavarua Funding Trust III (Funding Trust III) totaling US$750,001,000. The Funding 2003 TPS have an issue price of US$1,000 each with a non-cumulative semi-annual distributions in arrears at the annual rate of 5.819% up to, but excluding 30 September 2013 and subsequently, including 30 September 2013, quarterly distributions in arrears at the annual rate of LIBOR plus 2.05%. Funding Trust III has issued common securities with a total price of US$1,000 to Westpac Funding Holdings Pty Limited. The assets of Funding Trust III comprise convertible debentures issued by Westpac in aggregate amount of NZ$1,293,103,448, US government securities purchased with the proceeds of the common securities and a currency swap with Westpac.

The convertible debentures are unsecured, junior subordinated obligations of Westpac and will rank subordinate and junior in right of payment of principal and distributions to Westpac’s obligations to its depositors and creditors. The convertible debentures are limited in aggregate principle amount to the New Zealand dollar equivalent, based on a fixed exchange rate of US$0.58, of the sum of the stated liquidation amounts of the 2003 TPS and the proceeds of the common securities issued by Capital Trust III. The convertible debentures will only pay distributions to the extent they are declared by the Board of Directors of Westpac, or an authorised committee of the Board. Any distribution is subject to Westpac having sufficient distributable profits. If certain conditions exist a distribution is not permitted to be declared unless approved by APRA. The convertible debentures have no stated maturity, but will automatically convert into American Depository Receipts (ADRs) each representing 40 Westpac preference shares (non-cumulative preference shares in Westpac with a liquidation amount of US$25) on 30 September 2053, or earlier in the event that a distribution is not made or certain other events occur. Upon issue the amount paid up on each Westpac preference share will be deemed to be US$25. The 2003 TPS will then be redeemed for ADRs. The dividend payment dates and distribution rates on Westpac preference shares will be the same as those otherwise applicable to the 2003 TPS. The holders of the ADR’s will, in certain circumstances, have the right to convert their Westpac preference shares into a variable number of Westpac ordinary shares on 31 March 2054 by giving notice to Westpac. The variable number of Westpac ordinary shares will be determined by reference to the weighted average trading price of Westpac ordinary shares in the 20 trading days immediately preceding 31 March 2054.

Under the currency swap, Funding Trust III initially paid an amount equal to the proceeds of the issue of the Funding 2003 TPS in US dollars to Westpac, in exchange for the New Zealand dollar equivalent using a fixed exchange rate of NZ$1.00 = US$0.58. Funding Trust III is also required to pay to Westpac any amount in New Zealand dollars it receives under the convertible debentures, in return for an amount denominated in US dollars at the fixed exchange rate.

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

Westpac has guaranteed, on a subordinated basis, the payment in full of distributions or redemption amounts, the delivery of ADRs and other payments on the 2003 TPS and the Funding 2003 TPS to the extent that the Capital Trust III and the Funding Trust III have funds available.

With the prior written consent of APRA, if required, Westpac may elect to redeem the convertible debentures for cash before 30 September 2013 in whole upon the occurrence of certain specific events, and in whole or in part on any distribution date on or after 30 September 2013.  The proceeds received by Funding Trust III from the redemption of the convertible debentures must be used to redeem the Funding 2003 TPS and ultimately the 2003 TPS. The redemption price of the 2003 TPS will equal US$1,000 per 2003 TPS plus the unpaid distribution for the then current semi-annual or quarterly period to the date of redemption or, if the date of redemption is a distribution payment date, the unpaid distribution for the most recent semi-annual or quarterly period.

The holders of the convertible debentures, Funding 2003 TPS and 2003 TPS do not have an option to require redemption of these instruments.

The laws of the United States of America, Australia and New Zealand apply to various parts of this transaction.

Convertible Debentures and 2004 TPS

A wholly owned entity Westpac Capital Trust IV (Capital Trust IV) issued 525,000 2004 TPS in the United States of America at US$1,000 each on 5 April 2004, with non-cumulative semi-annual distributions (31 March and 30 September) in arrears at the annual rate of 5.256% up to but excluding 31 March 2016. From, and including 31 March 2016 the 2004 TPS will pay non-cumulative quarterly distributions (30 June, 30 September, 31 December and 31 March) in arrears at a floating rate equal to LIBOR plus 1.7675% per year. Capital Trust IV has also issued common securities with a total price of US$1,000 to Westpac Capital Holdings Inc.

The sole assets of the Capital Trust IV comprise 525,001 2004 Funding TPS issued by a wholly owned entity, Tavarua Funding Trust IV (Funding Trust IV) totaling US$525,001,000. The 2004 Funding TPS have an issue price of US$1,000 each with non-cumulative semi-annual distributions in arrears at the annual rate of 5.256% up to but excluding 31 March 2016. From and including 31 March 2016, the 2004 Funding TPS will pay non-cumulative quarterly distributions (30 June, 30 September, 31 December and 31 March) in arrears at a floating rate equal to LIBOR plus 1.7675% per year.

Funding Trust IV has issued common securities with a total price of US$1,000 to Westpac. The assets of Funding Trust IV comprise convertible debentures issued by Westpac in aggregate amount of US$525,001,000 and US government securities purchased with the proceeds of the common securities.

The convertible debentures are unsecured, junior subordinate obligations of Westpac and will rank subordinate and junior in right of payment of principal and distributions to Westpac’s obligations to its depositors and creditors. The convertible debentures will only pay distributions to the extent they are declared by the Board of Directors of Westpac, or an authorised committee of the Board. Any distribution is subject to Westpac having sufficient distributable profits. If certain conditions exist a distribution is not permitted to be declared unless approved by APRA. The convertible debentures have no stated maturity, but will automatically convert into ADRs each representing 40 Westpac preference shares (non-cumulative preference shares in Westpac with a liquidation amount of US$25) on 31 March 2053, or earlier in the event that a distribution is not made or certain other events occur. Upon issue the amount paid up on each Westpac preference share will be deemed to be US$25. The 2004 TPS will then be redeemed for ADRs. The dividend payment dates and distribution rates on Westpac preference shares will be the same as those otherwise applicable to 2004 TPS. The holders of the ADR’s will, in certain circumstances, have the right to convert their Westpac preference shares into a variable number of Westpac ordinary shares on 31 March 2054 by giving notice to Westpac. The variable number of Westpac ordinary shares will be determined by reference to the weighted average trading price of Westpac ordinary shares in the 20 trading days immediately preceding 31 March 2054.

Westpac has guaranteed, on a subordinated basis, the payment in full of distributions or redemption amounts, the delivery of ADRs and other payments on the 2004 TPS and the 2004 Funding TPS to the extent that the Capital Trust IV and the Funding Trust IV have funds available.

With the prior written consent of APRA, if required, Westpac may elect to redeem the convertible debentures for cash before 31 March 2016 in whole upon the occurrence of certain specific events, and in whole or in part on any distribution date on or after 31 March 2016. The proceeds received by Funding Trust IV from the redemption of the convertible debentures must be used to redeem the 2004 Funding TPS and ultimately the 2004 TPS. The redemption price of the 2004 TPS will equal US$1,000 per 2004 TPS plus the accrued and unpaid distribution for the then current semi-annual or quarterly period to the date of redemption or, if the date of redemption is a distribution date, the accrued and unpaid distribution for the most recent semi-annual or quarterly period.

The holders of the convertible debentures, 2004 Funding TPS and 2004 TPS do not have an option to require redemption of these instruments.

The laws of the United States of America, Australia and New Zealand apply to various parts of this transaction.

Note 26. Equity based remuneration

Executive and Senior Officer share plans

Options, performance share rights and stock appreciation rights are granted to selected executives and senior managers under the following schemes.

i.                Westpac Performance Plan

The first grant of performance options and performance share rights under the Westpac Performance Plan took place on 20 January 2003.  The Westpac Performance Plan replaces the General Management Share Option Plan (GMSOP) and the Senior Officers’ Share Purchase Scheme (SOSPS), which are both now closed to new offers. The Westpac Performance Plan provides for both performance options and performance share rights to be offered to executives and senior management.

All allocations under this plan include a performance hurdle, which will result in all participants forfeiting all performance options and performance share rights for below median returns relative to a ranking group of 50 companies. Details of the plan are set out below.

Performance hurdle applying to the plan

Participants will only receive unconditional ownership (vesting) of performance options or performance share rights if the performance hurdle which compares Westpac’s total shareholder return (TSR) with the TSR of Westpac’s ranking group is met. The TSR measures the return to investors on their investment reflecting both share price growth and the reinvestment of dividends in additional shares.

The ranking group is the top 50 largest companies listed on the Australian Stock Exchange (ASX) by market capitalisation at the commencement of the performance period (excluding Westpac, property and investment trusts and specified resources companies).

Under the hurdle, all performance options and performance share rights are forfeited if Westpac’s TSR fails to be at or above the middle (median) performance of the ranking group over the specific performance periods under the plan. If Westpac’s TSR equals the median performance of the ranking group, 50% of the performance options and performance share rights granted can be vested. If Westpac’s TSR is at or above the 75th percentile of the ranking group, 100% of the performance options and performance share rights granted can be vested. Between the 50th percentile and the 75th percentile an additional 2% of performance options and performance share rights can be vested for each 1% improvement in TSR ranking above the 50th percentile.

Performance options

Under the Westpac Performance Plan, up to 100 eligible executives each year can be granted performance options to acquire fully paid ordinary shares issued by Westpac, with vesting subject to meeting the above performance hurdle. The performance options will have a ten year life from the date of grant. The price to be paid by the executive, (the exercise price), is equal to the average market price of Westpac ordinary shares traded on the ASX over the five trading days up to the time the offer is made.

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

The following table sets out details of the performance options granted to executives under the Westpac Performance Plan:

Grant Date	Latest Date for Exercise	Exercise Price	Unexercised at 1 October 2003	Granted During the Year	Exercised During the Year	Lapsed During the Year	Unexercised at 30 September 2004
20 January 2003	20 January 2013	$13.59	4,401,517	—	126,223	212,627	4,062,667
1 May 2003	1 May 2013	$15.04	28,333	—	—	—	28,333
3 November 2003	3 November 2013	$16.34	—	17,386	—	—	17,386
21 January 2004	21 January 2014	$16.34	—	4,114,282	65,384	89,229	3,959,669
6 May 2004	6 May 2014	$17.72	—	16,891	—	—	16,891
3 August 2004	3 August 2014	$17.65	—	102,372	—	—	102,372
			4,429,850	4,250,931	191,607	301,856	8,187,318
Weighted average exercise price			$13.60	$16.38	$14.53	$14.40	$14.99

The weighted average fair value at grant date of performance options issued during the year was $2.28 (2003 $2.35, 2002 not applicable).

Performance share rights

Under the Westpac Performance Plan, performance share rights are generally granted to approximately 500 eligible executives and senior management each year, with vesting subject to meeting the above performance hurdle. After vesting the performance share rights entitle the holder to elect to receive fully paid Westpac ordinary shares at no cost to the participant.

The performance share rights have either a two-year or a three-year initial testing period. The performance share rights will be subject to the same periodic testing as for performance options above, except that those with a two-year initial testing period will be tested on the second,  third and fourth anniversaries. Any performance share rights that do not vest will lapse.

The following table sets out details of the performance share rights granted to executives and senior managers under the Westpac Performance Plan:

Grant Date	Latest Date for Exercise	Unexercised at 1 October 2003	Granted During the Year	Exercised During the Year	Lapsed During the Year	Unexercised at 30 September 2004
Two-year intial testing period

20 January 2003	20 January 2013	2,375,404	—	38,741	144,063	2,192,600
1 May 2003	1 May 2013	22,106	—	—	—	22,106
1 August 2003	1 August 2013	5,855	—	—	—	5,855
3 November 2003	3 November 2013	—	12,748	—	—	12,748
21 January 2004	21 January 2014	—	2,247,164	18,121	66,073	2,162,970
6 May 2004	6 May 2014	—	24,319	—	—	24,319
6 May 2004	6 May 2014	—	72,493	—	—	72,493
3 August 2004	3 August 2014	—	40,600	—	—	40,600

Three-year initial testing period

20 January 2003	20 January 2013	1,357,847	—	10,344	152,020	1,195,483
1 May 2003	1 May 2013	14,605	—	—	—	14,605
1 August 2003	1 August 2013	6,059	—	—	—	6,059
3 November 2003	3 November 2013	—	8,118	—	—	8,118
21 January 2004	21 January 2014	—	1,166,553	—	44,253	1,122,300
6 May 2004	6 May 2014	—	20,328	—	—	20,328
6 May 2004	6 May 2014	—	75,020	—	—	75,020
3 August 2004	3 August 2014	—	12,632	—	—	12,632
		3,781,876	3,679,975	67,206	406,409	6,988,236

The weighted average fair value at grant date of performance share rights issued during the year was $9.88 (2003 $8.75, 2002 not applicable).

ii.                                     Chief Executive Share Option Agreements and Chief Executive Securities Agreement

A full description of Chief Executive Share Option Agreements and Chief Executive Securities Agreement is contained in note 41.

The following table sets out details of the options and performance share rights granted to David Morgan under the Chief Executive Share Options Agreements and the Chief Executive Securities Agreement 2003:

Grant Date	Latest Date for Exercise	Exercise Price	Unexercised at 1 October 2003	Granted During the Year	Exercised During the Year	Lapsed During the Year	Unexercised at 30 September 2004
Options
1 March 1999	1 March 2009	$10.83	295,000	—	295,000	—	—
1 March 1999	1 March 2009	$10.83	928,580	—	405,000	—	523,580
1 March 1999	1 March 2009	$10.83	1,000,000	—	—	46,000	954,000
1 March 2002	29 February 2012	$16.71	1,100,000	—	—	—	1,100,000
4 March 2003	28 February 2013	$13.87	1,100,000	—	—	—	1,100,000
1 March 2004	28 February 2014	$16.71	—	713,000	—	—	713,000
			4,423,580	713,000	700,000	46,000	4,390,580
Performance share rights
1 March 2004	28 February 2014	n/a	—	218,000	—	—	218,000
Weighted average exercise price - options			$13.05	$16.71	$10.83	$10.83	$14.02

The fair value at grant date of options issued to David Morgan during the year was $2.06 (2003 $2.30, 2002 $2.92). The fair value at grant date of performance share rights issued to David Morgan during the year was $8.37 (2003 and 2002 not applicable).

iii.        Stock appreciation rights

As at 30 September 2003, there were 500,000 stock appreciation rights outstanding, which were granted on 2 September 1997 at a nominal price of $7.89 per right (the issue price). No stock appreciation rights have been issued since 1997 and none were exercised during the year ended 30 September 2004. The stock appreciation rights have a term of up to ten years and become payable, at the option of the holder at any time on or after three years from the date of the grant.

Under the rights, the holder receives a cash payment equal to the amount by which the closing price of Westpac’s ordinary shares exceeds the issue price as at close of business on the ASX on the date the rights are exercised.

Stock appreciation rights provide no dividend or voting rights to holders.

Former Executive and Senior Officer share plans

The General Management Share Option Plan (GMSOP) and the Senior Officers’ Share Purchase Scheme (SOSPS) were replaced by the Westpac Performance Plan. The GMSOP and SOSPS provided for the allocation of share options to selected executives and senior officers.

i.                General Management Share Option Plan (GMSOP)

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

No consideration was payable for the grant of an option under the GMSOP. The exercise price is equal to the average closing price of Westpac’s ordinary shares on the ASX during the five trading days before the date of the offer of options to the selected executive.

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

The initial period for testing against the performance hurdle is after three years. Participants can elect to vest based on the result of this testing or elect to test again on the fourth anniversary. Participants can elect to vest based on the result of this testing on the fourth anniversary or elect to do a final test on the fifth anniversary. Participants do not have the choice to revert to the results based on earlier testing. Any performance options that do not vest will lapse.

The following table sets out details of the options granted to selected executives at General Manager level or above under the GMSOP:

Grant Date	Latest Date for Exercise	Exercise Price	Unexercised at 1 October 2003	Granted During the Year	Exercised During the Year	Lapsed During the Year	Unexercised at 30 September 2004
1 March 1999	1 March 2009	$10.85	45,000	—	45,000	—	—
6 April 1999	6 April 2009	$10.60	98,000	—	98,000	—	—
3 August 1999	3 August 2009	$9.99	100,000	—	100,000	—	—
29 December 1999	29 December 2009	$9.57	641,000	—	355,000	—	286,000
3 April 2000	3 April 2010	$10.51	37,674	—	—	—	37,674
3 April 2000	3 April 2010	$10.75	94,186	—	—	—	94,186
4 September 2000	4 September 2010	$12.39	1,150,000	—	743,181	52,279	354,540
8 January 2001	8 January 2011	$13.32	2,735,123	—	1,152,992	241,208	1,340,923
22 January 2001	22 January 2011	$13.72	100,000	—	—	13,636	86,364
19 March 2001	19 March 2011	$13.85	200,000	—	184,444	15,556	—
23 April 2001	23 April 2011	$13.67	100,000	—	—	9,090	90,910
7 August 2001	7 August 2011	$14.37	200,000	—	—	—	200,000
5 November 2001	5 November 2011	$12.75	1,030,000	—	—	—	1,030,000
9 January 2002	9 January 2012	$14.70	4,043,059	—	263,059	14,218	3,765,782
7 March 2002	7 March 2012	$15.73	300,000	—	—	—	300,000
27 May 2002	27 May 2012	$16.21	100,000	—	—	—	100,000
6 August 2002	6 August 2012	$16.03	140,000	—	—	—	140,000
12 August 2002	12 August 2012	$16.15	75,000	—	—	—	75,000
14 October 2002	14 October 2012	$15.65	75,000	—	—	—	75,000
21 October 2002	21 October 2012	$15.19	50,000	—	—	—	50,000
18 November 2002	19 November 2012	$13.30	75,000	—	—	—	75,000
2 December 2002	2 December 2012	$14.33	75,000	—	—	75,000	—
			11,464,042	—	2,941,676	420,987	8,101,379
Weighted average exercise price			$13.56	$0.00	$12.55	$13.47	$13.94

The weighted average fair value at grant date of options issued during 2003 was $1.92 (2002 $2.54).

Upon exercising an option, the officer has the right to take up his or her entitlement in whole or in part (but in multiples of 1,000) as fully paid ordinary shares. The exercise price is payable at that time. If an option is not exercised prior to the end of its term, it lapses.

As at 30 September 2004, 33 executives (2003 38) held options under the GMSOP.

ii.            Senior Officers’ Share Purchase Scheme (SOSPS)

Under the SOSPS, approved by shareholders in January 1988, Westpac granted options to senior officers to purchase ordinary shares.  Until December 1998, options offered had a term of five years and are exercisable during the last two years of the term. The last tranche of options with a term of five years lapsed in December 2003.

Pursuant to amendments to the SOSPS rules, approved by shareholders in December 1998, options granted by Westpac following those amendments had a term of ten years and are exercisable during the last seven years of the term.

The consideration payable for the grant of an option until December 1998 was $0.01 per share. After December 1998, no consideration was payable. The exercise price is equal to the closing market price of Westpac’s ordinary shares on the ASX on the day before the option is offered to the senior officer. If an option is not exercised prior to the end of its term, it lapses and the $0.01 per share, if previously paid, is forfeited by the officer.

Eligibility for participation in the SOSPS, as now constituted, was restricted to full time Group employees who do not qualify for the GMSOP and who were designated by the Directors from time to time to have achieved the status equal to or above senior officer.

The following table sets out details of options granted to senior officers under the SOSPS.

Grant Date	Latest Date for Exercise	Exercise Price	Unexercised at 1 October 2003	Granted During the Year	Exercised During the Year	Lapsed During the Year	Unexercised at 30 September 2004
21 December 1998	21 December 2003	$9.56	844,000	—	742,000	102,000	—
10 May 1999	10 May 2009	$11.56	65,000	—	50,000	—	15,000
30 August 1999	30 August 2009	$10.10	10,000	—	—	—	10,000
5 October 1999	5 October 2009	$9.55	40,000	—	—	—	40,000
29 December 1999	29 December 2009	$9.53	3,107,000	—	1,129,000	200,000	1,778,000
6 March 2000	6 March 2010	$10.42	25,000	—	—	25,000	—
29 May 2000	29 May 2010	$10.43	45,000	—	—	10,000	35,000
4 September 2000	4 September 2010	$12.20	100,000	—	100,000	—	—
8 January 2001	8 January 2011	$13.26	6,224,679	—	2,737,810	153,369	3,333,500
15 January 2001	15 January 2011	$13.54	50,000	—	—	—	50,000
5 February 2001	5 February 2011	$12.87	10,000	—	10,000	—	—
19 March 2001	19 March 2011	$13.61	50,000	—	—	—	50,000
2 April 2001	2 April 2011	$13.76	20,000	—	—	—	20,000
9 April 2001	9 April 2011	$13.85	40,000	—	20,000	10,000	10,000
23 April 2001	23 April 2011	$13.50	98,000	—	33,000	—	65,000
14 May 2001	14 May 2011	$12.35	70,000	—	70,000	—	—
25 June 2001	25 June 2011	$12.80	50,000	—	50,000	—	—
7 August 2001	7 August 2011	$14.23	55,000	—	10,000	2,311	42,689
5 November 2001	5 November 2011	$12.05	10,000	—	—	—	10,000
9 January 2002	9 January 2012	$14.65	7,817,693	—	310,077	480,320	7,027,296
18 February 2002	18 February 2012	$15.63	50,000	—	—	—	50,000
29 April 2002	29 April 2012	$15.40	257,000	—	—	8,000	249,000
22 July 2002	22 July 2012	$16.24	288,573	—	—	32,237	256,336
29 July 2002	29 July 2012	$16.21	50,000	—	19,543	30,457	—
28 October 2002	28 October 2012	$15.32	30,000	—	—	—	30,000
18 November 2002	18 November 2012	$13.07	140,000	—	—	20,000	120,000
			19,546,945	—	5,281,430	1,073,694	13,191,821
Weighted average exercise price			$13.12	$0.00	$11.99	$12.94	$13.59

The weighted average fair value at grant date of options issued during 2003 was $2.66 (2002 $2.92).

For options granted up to December 1998, upon exercising an option the senior officer must take their entitlement in whole, in which event the whole of the exercise price (less the $0.01 per share paid upon grant of the option) becomes payable. For options granted after December 1998, upon exercising an option, the senior officer has the right to take up their entitlement in whole or in part (but in multiples of 1,000) as fully paid shares, in which event the whole of the exercise price becomes payable. Only fully paid ordinary shares carry dividend or voting rights.

As at 30 September 2004, 441 officers (2003 563) held options under the SOSPS.

General information on Executive and Senior Officer share plans

The market price of Westpac’s ordinary shares as at 30 September 2004 was $17.73 (2003 $16.20). Details of the shares issued under each of the Executive and Senior Officer share plans during the year ended 30 September 2004 are set out below:

Plan/Agreement		Dates on which Options or Share Rights Were Exercised	Exercise Price	Total Number of Shares Issued/ Allocated	Fair Value (Market Value at Date of Issue/ Allocation) ($’000)	Consideration Received ($’000)

2004	Westpac Performance Plan
	Performance options	January-March 2004	$13.59	49,752	828	676
		April-June 2004	$13.59 - $16.34	126,330	2,185	1,897
		July-September 2004	$13.59	15,525	271	211
	Performance share rights	January-March 2004	—	5,112	84	—
		April-June 2004	—	51,203	900	—
		July-September 2004	—	10,891	188	—
	Chief Executive Share Option Agreements	April-June 2004	$10.83	700,000	11,995	7,580
	GMSOP	October-December 2003	$9.57 - $14.70	535,556	8,600	6,427
		January-March 2004	$12.39 - $13.32	185,181	3,048	2,333
		April-June 2004	$9.57 - $14.70	2,043,361	35,393	25,951
		July-September 2004	$9.99 - $13.32	177,578	3,095	2,199
	SOSPS	October-December 2003	$9.53 - $14.65	1,433,780	22,733	14,734
		January-March 2004	$9.53 - $14.65	1,529,927	26,120	19,316
		April-June 2004	$9.53 - $14.65	1,526,686	26,511	19,067
		July-September 2004	$9.53 - $16.21	791,037	13,601	10,195
2003	Westpac Performance Plan
	Performance share rights	April - June 2003	—	874	14	—
		July - September 2003	—	15,136	243	—
	Chief Executive Share Option Agreements	April - June 2003	10.83	625,000	10,188	6,768
	GMSOP	October - December 2002	$9.99 - $13.32	73,400	1,019	811
		January - March 2003	$9.57 - $14.70	392,611	5,611	4,466
		April - June 2003	$9.57 - $9.99	972,000	15,591	9,344
		July - September 2003	$9.57 - $14.70	603,110	10,111	7,516
	SOSPS	October - December 2002	$8.59 - $14.65	1,117,348	15,448	10,312
		January - March 2003	$9.53 - $9.91	1,201,260	17,006	11,470
		April - June 2003	$9.53 - $14.65	2,899,897	46,549	29,333
		July - September 2003	$9.53 - $14.65	640,343	10,596	6,289

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

The names of all persons who hold options and/or performance share rights currently on issue are entered in Westpac’s register of option holders which may be inspected at ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney, New South Wales.

Employee Share Plans

i.                The Deferral Share Plan (DSP)

The DSP was introduced from September 2002, replacing the Westpac Employee Share Plan stage one (WESP1). The first allocation of shares under the DSP took place in December 2002. Under the DSP, employees have the opportunity to pre-elect to receive any prospective short term incentive bonus as Westpac shares in the DSP. Participants will pay the current market price, including acquisition costs, at the time Westpac shares are purchased on their behalf. The shares must generally remain in the plan for 12 months, but can remain for up to ten years. Participants are entitled to receive any dividend or other distribution attaching to shares held under the DSP. Participants are also entitled to exercise voting rights attaching to the shares.

Commencing in January 2004, Non-executive Directors may elect each year to take a portion of their fees in the form of share purchases under the DSP.

The following table relates to shares purchased under the DSP during the years ended 30 September:

	Number of Participants	Average Number of Shares Allocated per Participant	Total Number of Shares Allocated	Average Purchase Price per Share	Total Purchase Consideration
2004	482	918	442,343	$15.57	$6,888,254
2003	424	931	394,832	$14.28	$5,636,945

The shares were purchased on various dates throughout the financial year.

ii.                                     The Employee Share Plan (ESP)

The ESP was introduced from September 2002, replacing the Westpac Employee Share Plan stage two (WESP2). The first allocation of shares under the ESP took place in December 2002. Under the ESP, shares may be allocated to employees at no cost to recognise their contribution to Westpac’s financial performance over the previous financial year. The ESP operates as a tax-exempt scheme with a maximum $1,000 value allocation per employee each year. However, the size of actual allocation depends on the performance of Westpac’s share price over the financial year and includes a performance hurdle before any allocation is made. The shares are normally locked within the ESP for three years unless the employee leaves Westpac. Participants are entitled to receive any dividend or other distribution attaching to shares held under the ESP. Participants are also entitled to exercise voting rights attaching to the shares.

Westpac’s Australian employees (including part-time employees) who have been in six months continuous employment as at 30 September each year are eligible to participate in the ESP. Executives and senior management who participate in the Westpac Performance Plan are not eligible to participate in the ESP during the same year.

Share allocation in the ESP was by new share issues during the financial year (2003 on-market share purchase). The number of shares allocated to employees is the offer amount divided by the market price of Westpac’s shares. Market price is measured as the weighted average price per share of all Westpac’s shares traded on the Australian Stock Exchange Limited (ASX) during the one week period up to and including the day before the date of allocation.

The following table relates to shares purchased or issued under the ESP during the years ended 30 September:

	Allocation date	Number of Participants	Average Number of Shares Allocated per Participant	Total Number of Shares Allocated	Average Market Price per Share	Total Fair Value
2004	17 December 2003	18,171	64	1,162,944	$15.53	$18,060,520
2003	17 December 2002	16,872	43	725,496	$13.99	$10,149,689

Former Employee Share Plans

The following share plans were replaced in September 2002 by the DSP and ESP, respectively.

i.                The Westpac Employee Share Plan stage one (WESP1)

This share purchase arrangement was open to all part-time and full-time Westpac Group employees based in Australia and Non-executive Directors. Part-time and full-time employees were entitled to elect up to 100% of prospective performance related bonuses to be taken in the form of share purchases under WESP1. Non-executive Directors could previously elect each year to take a portion of their fees in the form of share purchases under WESP1. Non-executive Directors may now make a similar election under the Deferral Share Plan.

Shares were purchased, by an independent plan company, on the ASX and are held in WESP1, in the employees’ names. Under WESP1 rules, shares must be retained in the WESP1 for at least 12 months (unless the employee leaves Westpac) and can be retained in WESP1 for up to ten years. Participants are entitled to receive any dividend or other distribution attaching to shares held under WESP1. Participants are also entitled to exercise voting rights attaching to the shares.

Shares in the WESP1 were last allocated to Non-executive Directors to satisfy fee allocations in March 2004, however the WESP1 was closed to new offers in May 2003.

The following table relates to shares purchased under WESP1 during the year ended 30 September:

	Number of Participants	Total Amounts Sacrificed	Total Number of Shares Allocated	Number of Shares Purchased	Average Purchase Price
2004	3	$158,513	9,815	9,815	$16.15
2003	5	$322,134	20,591	20,591	$15.64

ii.            The Westpac Employee Share Plan stage two (WESP2)

This profit sharing arrangement allocated a profit share, up to a maximum of $1,000 per participant, to eligible employees each financial year, provided that Westpac achieved a performance target. After Westpac’s annual profit announcement shares were purchased, by an independent plan company, on the ASX and held in WESP2 in the employees’ names. Under WESP2 rules, shares must be retained in the WESP2 for at least three years unless the employee leaves Westpac. The final allocation of shares held under WESP2 will satisfy this requirement in December 2004. Participants are also entitled to exercise voting rights attaching to the shares.

The WESP2 was closed to new offers in May 2003 and no shares have been purchased under WESP2 since the 2002 financial year.

iii.        The New Zealand Staff Share Scheme

The New Zealand Staff Share Scheme was closed in December 2003 and the last allocation under the scheme was made on 15 November 2002.

	Number of Participants	Average Number of Shares Allocated per Participant	Total Number of Shares Allocated	Average Purchase Price per Share		Total Purchase Consideration
2003	5,365	26	139,490	NZ$	14.75	NZ$	2,057,478

Note 27. Maturity analysis

The following maturity analysis of monetary assets and liabilities is based on contractual terms. The majority of the longer term maturity assets are variable rate products. When managing interest rate and liquidity risks, the Group adjusts this contractual profile for expected customer behaviour.

	Consolidated 2004
	At Call	Overdrafts	1 Day to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	No Specific Maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Assets
Cash and balances with central banks	1,630	—	—	—	—	—	—	1,630
Due from other financial institutions	123	—	4,880	—	—	—	—	5,003
Trading securities	—	—	856	139	2,104	4,251	939	8,289
Investment securities	—	—	19	184	911	—	—	1,114
Loans (net of provisions)	—	3,504	29,759	4,886	27,645	81,517	—	147,311
Acceptances of customers	—	—	5,397	137	—	—	—	5,534
Life insurance assets	—	—	1,097	922	90	388	10,393	12,890
All other assets	—	—	6,466	1,924	2,516	5,009	215	16,130
Total assets	1,753	3,504	48,474	8,192	33,266	91,165	11,547	197,901
Liabilities
Due to other financial institutions	1,140	—	1,769	—	—	—	—	2,909
Deposits and public borrowings	57,564	—	36,942	14,109	1,851	54	—	110,520
Debt issues	—	—	4,940	1,637	15,900	540	—	23,017
Acceptances	—	—	5,397	137	—	—	—	5,534
Life insurance policy liabilities	—	—	—	133	302	246	10,095	10,776
All other liabilities	—	—	9,051	2,318	2,635	1,124	150	15,278
Net intragroup payable	14,241	—	—	—	—	—	—	14,241
Total liabilities excluding loan capital	72,945	—	58,099	18,334	20,688	1,964	10,245	182,275
Loan capital	546	—	—	—	850	3,035	—	4,431
Total liabilities	73,491	—	58,099	18,334	21,538	4,999	10,245	186,706
Net assets Australia	(71,738)	3,504	(9,625)	(10,142)	11,728	86,166	1,302	11,195
Overseas
Assets
Cash and balances with central banks	170	—	—	—	—	—	—	170
Due from other financial institutions	82	—	3,712	684	—	—	57	4,535
Trading securities	—	—	461	795	131	22	—	1,409
Investment securities	—	—	128	418	1,943	102	9	2,600
Loans (net of provisions)	—	1,116	4,720	1,642	7,056	20,626	—	35,160
Life insurance assets	—	—	67	—	—	—	—	67
Regulatory deposits with central banks overseas	—	—	413	70	—	—	40	523
All other assets	—	—	645	313	727	755	274	2,714
Net intragroup receivable	14,241	—	—	—	—	—	—	14,241
Total assets	14,493	1,116	10,146	3,922	9,857	21,505	380	61,419
Liabilities
Due to other financial institutions	168	—	1,760	136	2,098	—	—	4,162
Deposits and public borrowings	6,595	—	20,127	5,472	3,474	258	87	36,013
Debt issues	—	—	9,042	2,230	1,899	—	—	13,171
Life insurance policy liabilities	—	—	6	—	—	—	—	6
All other liabilities	—	—	1,249	300	530	311	555	2,945
Total liabilities excluding loan capital	6,763	—	32,184	8,138	8,001	569	642	56,297
Loan capital	—	—	—	—	—	—	—	—
Total liabilities	6,763	—	32,184	8,138	8,001	569	642	56,297
Net assets overseas	7,730	1,116	(22,038)	(4,216)	1,856	20,936	(262)	5,122
Total net assets	(64,008)	4,620	(31,663)	(14,358)	13,584	107,102	1,040	16,317

	Consolidated 2003
	At Call	Overdrafts	1 Day to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	No Specific Maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Assets
Cash and balances with central banks	1,671	—	—	—	—	—	—	1,671
Due from other financial institutions	62	—	2,808	—	—	—	—	2,870
Trading securities	—	—	1,066	631	2,068	3,859	—	7,624
Investment securities	—	—	136	94	747	59	—	1,036
Loans (net of provisions)	—	3,108	25,088	3,321	22,837	75,352	—	129,706
Acceptances of customers	—	—	3,688	100	—	—	—	3,788
Life insurance assets	—	—	1,185	768	305	234	7,955	10,447
All other assets	—	—	2,751	5,845	9,355	4,269	546	22,766
Total assets	1,733	3,108	36,722	10,759	35,312	83,773	8,501	179,908
Liabilities
Due to other financial institutions	889	—	1,819	—	—	—	—	2,708
Deposits and public borrowings	55,408	—	30,081	11,488	1,506	44	—	98,527
Debt issues	—	—	2,089	5,964	10,179	463	—	18,695
Acceptances	—	—	3,688	100	—	—	—	3,788
Life insurance policy liabilities	—	—	—	157	243	168	9,321	9,889
All other liabilities	—	—	10,721	3,839	6,847	117	1,676	23,200
Net intragroup payable	9,471	—	—	—	—	—	—	9,471
Total liabilities excluding loan capital	65,768	—	48,398	21,548	18,775	792	10,997	166,278
Loan capital	529	—	—	—	—	3,971	—	4,500
Total liabilities	66,297	—	48,398	21,548	18,775	4,763	10,997	170,778
Net assets Australia	(64,564)	3,108	(11,676)	(10,789)	16,537	79,010	(2,496)	9,130
Overseas
Assets
Cash and balances with central banks	115	—	—	—	—	—	—	115
Due from other financial institutions	67	—	2,671	242	164	—	21	3,165
Trading securities	—	—	450	348	232	139	—	1,169
Investment securities	—	—	93	127	2,395	5	—	2,620
Loans (net of provisions)	—	985	5,531	1,550	10,152	12,036	513	30,767
Life insurance assets	—	—	69	—	6	—	—	75
Regulatory deposits with central banks overseas	—	—	407	—	—	—	18	425
All other assets	—	—	631	458	831	767	408	3,095
Net intragroup receivable	9,471	—	—	—	—	—	—	9,471
Total assets	9,653	985	9,852	2,725	13,780	12,947	960	50,902
Liabilities
Due to other financial institutions	133	—	958	32	—	—	—	1,123
Deposits and public borrowings	6,642	—	15,443	4,630	3,109	629	91	30,544
Debt issues	—	—	811	2,595	7,691	178	—	11,275
Life insurance policy liabilities	—	—	—	—	—	—	7	7
All other liabilities	—	—	856	419	1,482	66	220	3,043
Total liabilities excluding loan capital	6,775	—	18,068	7,676	12,282	873	318	45,992
Loan capital	—	—	—	—	—	44	—	44
Total liabilities	6,775	—	18,068	7,676	12,282	917	318	46,036
Net assets overseas	2,878	985	(8,216)	(4,951)	1,498	12,030	642	4,866
Total net assets	(61,686)	4,093	(19,892)	(15,740)	18,035	91,040	(1,854)	13,996

Note 28. Average balances and related interest

The following table lists the average balances and related interest for the major categories of the Group’s interest earning assets and interest bearing liabilities. Averages used are predominantly daily averages:

	Consolidated
	2004			2003			2002
	Average Balance	Interest	Average Rate	Average Balance	Interest(1)	Average Rate	Average Balance	Interest(1)	Average Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Due from other financial institutions:
Australia	4,324	255	5.9	3,136	139	4.4	2,496	90	3.6
New Zealand	1,404	74	5.3	1,565	59	3.8	1,718	57	3.3
Other overseas	3,488	101	2.9	2,546	70	2.7	1,782	60	3.4
Investment and trading securities:
Australia	7,802	443	5.7	7,639	379	5.0	9,153	435	4.8
New Zealand	1,184	78	6.6	1,044	67	6.4	902	58	6.4
Other overseas	2,396	201	8.4	3,344	224	6.7	2,553	121	4.7
Regulatory deposits with central banks:
Other overseas	468	6	1.3	382	6	1.6	418	8	1.9
Loans and other receivables:
Australia	142,339	9,732	6.8	121,070	7,992	6.6	108,097	7,140	6.6
New Zealand	30,577	2,157	7.1	28,682	2,034	7.1	23,657	1,805	7.6
Other overseas	1,883	93	4.9	2,775	97	3.5	2,939	138	4.7
Impaired loans:
Australia	291	3	1.0	255	5	2.0	339	5	1.5
New Zealand	57	3	5.3	66	2	3.0	95	4	4.2
Other overseas	246	7	2.8	246	8	3.3	294	7	2.4
Intragroup receivable:
Other overseas	23,001	452	2.0	14,816	335	2.3	15,839	449	2.8
Interest earning assets and interest income including intragroup	219,460	13,605	6.2	187,566	11,417	6.1	170,282	10,377	6.1
Intragroup elimination	(23,001)	(452)		(14,816)	(335)		(15,839)	(449)
Total interest earning assets and interest income	196,459	13,153	6.7	172,750	11,082	6.4	154,443	9,928	6.4
Non-interest earning assets
Cash, due from other financial institutions and regulatory deposits	1,574			975			901
Life insurance assets	12,423			10,278			7,656
All other assets	23,708			23,503			17,723
Provisions for bad and doubtful debts:
Australia	(1,310)			(1,263)			(1,370)
New Zealand	(235)			(127)			(79)
Other overseas	(85)			(141)			(154)
Total non-interest earning assets	36,075			33,225			24,677
Acceptances of customers:
Australia	4,502			4,402			7,701
Other overseas	—			—			6
Total acceptances of customers	4,502			4,402			7,707
Total assets	237,036			210,377			186,827

(1)          The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax. The interest income above is presented on a tax equivalent basis and for the 2004 financial year was $222 million (2003 $197 million, 2002 $139 million).

	Consolidated
	2004			2003			2002
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Deposits:
Australia	99,573	4,246	4.3	88,691	3,391	3.8	72,774	2,572	3.5
New Zealand	20,789	920	4.4	19,469	880	4.5	16,908	744	4.4
Other overseas	11,854	303	2.6	10,521	273	2.6	9,963	302	3.0
Public borrowings by controlled entity borrowing corporations:
Australia	—	—	—	—	—	—	2,955	152	5.1
New Zealand	—	—	—	—	—	—	3	—	n/a
Due to other financial institutions:
Australia	2,053	66	3.2	1,873	44	2.3	1,788	56	3.1
New Zealand	518	31	6.0	272	20	7.4	162	8	4.9
Other overseas	2,335	14	0.6	1,937	57	2.9	3,100	115	3.7
Loan capital:
Australia	4,505	171	3.8	4,443	154	3.5	4,541	198	4.4
New Zealand	35	3	8.6	45	3	6.7	42	3	7.1
Other overseas	50	4	7.6	—	—	—	—	—	—
Other interest bearing liabilities(1):
Australia	22,486	1,943	n/a	19,172	1,399	n/a	19,417	1,068	n/a
New Zealand	434	243	n/a	390	167	n/a	141	154	n/a
Other overseas	13,925	232	n/a	10,112	171	n/a	8,726	212	n/a
Intragroup payable:
Australia	14,425	309	2.1	6,320	163	2.6	8,156	247	3.0
New Zealand	8,576	143	1.7	8,496	172	2.0	7,683	202	2.6
Interest bearing liabilities and interest expense including intragroup	201,558	8,628	4.3	171,741	6,894	4.0	156,359	6,033	3.9
Intragroup elimination	(23,001)	(452)		(14,816)	(335)		(15,839)	(449)
Total interest bearing liabilities and interest expense	178,557	8,176	4.6	156,925	6,559	4.2	140,520	5,584	4.0
Non-interest bearing liabilities
Deposits and due to other financial institutions:
Australia	4,002			3,989			3,782
New Zealand	963			1,039			947
Other overseas	255			251			250
Life insurance policy liabilities	10,381			9,723			7,431
All other liabilities	22,549			21,930			15,819
Total non-interest bearing liabilities	38,150			36,932			28,229
Acceptances:
Australia	4,502			4,402			7,701
Other overseas	—			—			6
Total acceptances	4,502			4,402			7,707
Total liabilities	221,209			198,259			176,456
Shareholders’ equity	11,979			10,972			9,890
TOPrS	320			465			465
FIRsTS	655			511			—
2003 TPS	1,132			149			—
2004 TPS	335			—			—
Outside equity interests	1,406			21			16
Total equity	15,827			12,118			10,371
Total liabilities and equity	237,036			210,377			186,827

(1)          Includes interest accrued on hedging activities.

The following table allocates changes in net interest income(1) between changes in volume and changes in rate for the last two financial years. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest bearing liabilities. The variance caused by changes in both volume and rate has been allocated in proportion to the relationship of the absolute dollar amount of each change to the total.

	Consolidated
	2004			2003
	Change due to			Change due to
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Assets
Interest-earning assets
Due from other financial institutions:
Australia	53	63	116	23	26	49
New Zealand	(6)	21	15	(5)	7	2
Other overseas	26	5	31	26	(16)	10
Investment and trading securities:
Australia	8	56	64	(72)	16	(56)
New Zealand	9	2	11	9	—	9
Other overseas	(64)	41	(23)	37	66	103
Regulatory deposits with central banks:
Other overseas	1	(1)	—	(1)	(1)	(2)
Loans and other receivables:
Australia	1,404	336	1,740	857	(5)	852
New Zealand	134	(11)	123	383	(154)	229
Other overseas	(31)	27	(4)	(8)	(33)	(41)
Impaired loans:
Australia	1	(3)	(2)	(1)	1	—
New Zealand	—	1	1	(1)	(1)	(2)
Other overseas	—	(1)	(1)	(1)	2	1
Intragroup receivable:
Other overseas	185	(68)	117	(29)	(85)	(114)
Total change in interest income including intragroup	1,720	468	2,188	1,217	(177)	1,040
Intragroup elimination	(185)	68	(117)	29	85	114
Total change in interest income	1,535	536	2,071	1,246	(92)	1,154
Interest-bearing liabilities
Deposits:
Australia	416	439	855	563	256	819
New Zealand	60	(20)	40	113	23	136
Other overseas	35	(5)	30	17	(46)	(29)
Public borrowings:
Australia	—	—	—	(152)	—	(152)
Due to other financial institutions:
Australia	4	18	22	3	(15)	(12)
New Zealand	18	(7)	11	5	7	12
Other overseas	12	(55)	(43)	(43)	(15)	(58)
Loan capital:
Australia	2	15	17	(4)	(40)	(44)
New Zealand	(1)	1	—	—	—	—
Other overseas	4	—	4	—	—	—
Other interest bearing liabilities:
Australia	242	302	544	(13)	345	332
New Zealand	19	57	76	272	(259)	13
Other overseas	64	(3)	61	34	(75)	(41)
Intragroup payable:
Australia	209	(63)	146	(56)	(28)	(84)
New Zealand	2	(31)	(29)	21	(51)	(30)
Total change in interest expense including intragroup	1,086	648	1,734	760	102	862
Intragroup elimination	(211)	94	(117)	35	79	114
Total change in interest expense	875	742	1,617	795	181	976
Change in net interest income:
Australia	593	(259)	334	466	(480)	(14)
New Zealand	39	13	52	(25)	132	107
Other overseas	2	66	68	16	69	85
Total change in net interest income	634	(180)	454	457	(279)	178

(1)          The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax. The interest income above is presented on a tax equivalent basis and for the 2004 financial year was $222 million (2003 $197 million, 2002 $139 million).

Note 29. Group segment information

The basis of segment reporting reflects the management of the business within the Group, rather than the legal structure of the Group.
The business segment results have been presented on a management reporting basis and consequently, internal charges and transfer pricing adjustments have been reflected in the performance of each business segment. Intersegment pricing is determined on an arm’s length basis.

Primary reporting - business segments

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

	Consolidated 2004
	Business and Consumer Banking	BT Financial Group	Institutional Banking	New Zealand Banking	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers	10,071	1,882	2,599	2,359	1,215	18,126
Internal revenue	273	41	2,625	1,612	(4,551)	—
Total segment revenue	10,344	1,923	5,224	3,971	(3,336)	18,126
Interest income	8,315	129	1,568	1,835	1,092	12,939
Interest expense	(2,647)	—	(572)	(823)	(4,142)	(8,184)
Internal charges(1)	(2,245)	(54)	(544)	(208)	3,051	—
Net interest income	3,423	75	452	804	1	4,755
Non-interest income	1,203	727	761	413	151	3,255
Internal charges(1)	104	(174)	23	2	45	—
Operating income	4,730	628	1,236	1,219	197	8,010
Depreciation and goodwill amortisation	(124)	(70)	(8)	(105)	(120)	(427)
Other non-cash expenses	(79)	(11)	(16)	(2)	(118)	(226)
Other operating expenses	(1,703)	(315)	(395)	(508)	(530)	(3,451)
Bad and doubtful debts	(340)	—	5	(37)	(42)	(414)
Internal charges(1)	(623)	(43)	(136)	(16)	818	—
Profit from ordinary activities before income tax expense	1,861	189	686	551	205	3,492
Income tax expense	(569)	(54)	(204)	(185)	99	(913)
Net profit	1,292	135	482	366	304	2,579
Net profit attributable to outside equity interests	—	—	(3)	(3)	(34)	(40)
Net profit attributable to equity holders of Westpac Banking Corporation	1,292	135	479	363	270	2,539
Total assets	138,095	14,951	48,803	27,913	15,317	245,079
Total liabilities	92,291	11,122	33,617	25,070	66,662	228,762
Acquisition of fixed assets and goodwill	160	17	57	32	18	284

(1)          Internal charges are eliminated on consolidation.

Changes in the carrying value of goodwill related to each business segment for the year ended 30 September 2004 are presented in the table below.

	Consolidated 2004
	Business and Consumer Banking	BT Financial Group	Institutional Banking	New Zealand Banking	Other	Total
	$m	$m	$m	$m	$m	$m
Balance at beginning of the year	679	1,311	35	529	4	2,558
Foreign exchange adjustment/other adjustments	(1)	(25)	—	27	(1)	—
Goodwill amortisation	(58)	(61)	(2)	(43)	—	(164)
Balance at year end	620	1,225	33	513	3	2,394

	Consolidated 2003
	Business and Consumer Banking	BT Financial Group	Institutional Banking	New Zealand Banking	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers	8,546	1,462	2,274	2,126	1,332	15,740
Internal revenue	242	53	1,313	(423)	(1,185)	—
Total segment revenue	8,788	1,515	3,587	1,703	147	15,740
Interest income	6,905	95	1,330	1,521	1,034	10,885
Interest expense	(2,129)	(1)	(535)	(750)	(3,144)	(6,559)
Internal charges(1)	(1,733)	(16)	(372)	(70)	2,191	—
Net interest income	3,043	78	423	701	81	4,326
Non-interest income	1,188	682	665	352	117	3,004
Internal charges(1)	110	(189)	33	1	45	—
Operating income	4,341	571	1,121	1,054	243	7,330
Depreciation and goodwill amortisation	(81)	(75)	(4)	(72)	(181)	(413)
Other non-cash expenses	(72)	(10)	(14)	(3)	(120)	(219)
Other operating expenses	(1,641)	(302)	(329)	(464)	(558)	(3,294)
Bad and doubtful debts	(321)	—	(107)	(45)	(12)	(485)
Internal charges(1)	(625)	(27)	(127)	(19)	798	—
Profit from ordinary activities before income tax expense	1,601	157	540	451	170	2,919
Income tax expense	(494)	(48)	(156)	(146)	116	(728)
Net profit	1,107	109	384	305	286	2,191
Net profit attributable to outside equity interests	—	—	(2)	(2)	(4)	(8)
Net profit attributable to equity holders of Westpac Banking Corporation	1,107	109	382	303	282	2,183
Total assets	123,313	13,922	52,235	22,471	9,398	221,339
Total liabilities	85,071	10,343	36,376	22,727	52,826	207,343
Acquisition of fixed assets and goodwill	177	888	113	92	17	1,287

(1)          Internal charges are eliminated on consolidation.

Changes in the carrying value of goodwill related to each business segment for the year ended 30 September 2003 are presented in the table below.

	Consolidated 2003
	Business and Consumer Banking	BT Financial Group	Institutional Banking	New Zealand Banking	Other	Total
	$m	$m	$m	$m	$m	$m
Balance at beginning of the year	737	503	—	507	7	1,754
Goodwill acquired during the year	—	868	37	59	—	964
Foreign exchange adjustment/other adjustments	—	—	—	2	1	3
Goodwill amortisation	(58)	(60)	(2)	(39)	(4)	(163)
Balance at year end	679	1,311	35	529	4	2,558

Primary reporting - business segments

	Consolidated 2002
	Business and Consumer Banking	BT Financial Group	Institutional Banking	New Zealand Banking	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers	9,579	159	1,662	2,700	1,690	15,790
Internal revenue	180	32	526	34	(772)	—
Total segment revenue	9,759	191	2,188	2,734	918	15,790
Interest income	6,380	36	994	1,355	1,024	9,789
Interest expense	(1,839)	—	(492)	(711)	(2,542)	(5,584)
Internal charges(1)	(1,564)	(7)	(94)	7	1,658	—
Net interest income	2,977	29	408	651	140	4,205
Non-interest income	1,807	345	325	401	41	2,919
Internal charges(1)	116	(195)	33	2	44	—
Operating income	4,900	179	766	1,054	225	7,124
Depreciation and goodwill amortisation	(67)	(11)	(10)	(75)	(210)	(373)
Other non-cash expenses	(77)	(5)	(11)	(4)	(289)	(386)
Other operating expenses	(1,496)	(221)	(280)	(405)	(834)	(3,236)
Bad and doubtful debts	(367)	—	(96)	(51)	53	(461)
Internal charges(1)	(777)	(37)	(78)	(16)	908	—
Profit from ordinary activities before income tax expense	2,116	(95)	291	503	(147)	2,668
Income tax expense	(451)	33	10	(140)	77	(471)
Net profit(2)	1,665	(62)	301	363	(70)	2,197
Net profit attributable to outside equity interests	—	—	—	(1)	(4)	(5)
Net profit attributable to equity holders of Westpac Banking Corporation	1,665	(62)	301	362	(74)	2,192
Total assets	105,153	9,099	49,122	19,944	7,719	191,037
Total liabilities	76,333	7,342	37,361	21,403	38,130	180,569
Acquisition of fixed assets and goodwill	200	333	6	74	1	614

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

Changes in the carrying value of goodwill related to each business segment for the year ended 30 September 2002 are presented in the table below.

	Consolidated 2002
	Business and Consumer Banking	BT Financial Group	Institutional Banking	New Zealand Banking	Other	Total
	$m	$m	$m	$m	$m	$m
Balance at beginning of the year	795	177	—	521	8	1,501
Goodwill acquired during the period	—	330	—	—	—	330
Foreign exchange adjustment/other adjustments	—	—	—	23	—	23
Goodwill amortisation	(58)	(4)	—	(37)	(1)	(100)
Balance at year end	737	503	—	507	7	1,754

Secondary reporting - geographic segments

Geographic segmentation of profit, revenue, operating net profit, assets and acquisition of fixed assets and goodwill is based on the location of the office in which these items are booked. Intersegment pricing is determined on an arm’s length basis.

	2004		2003		2002
	$m	%	$m	%	$m	%
Operating revenue
Australia	14,838	81.9	12,750	81.0	12,480	79.0
New Zealand	2,808	15.5	2,623	16.7	3,197	20.3
Other(1)	480	2.6	367	2.3	113	0.7
Total	18,126	100.0	15,740	100.0	15,790	100.0
Profit from ordinary activities before income tax expense
Australia	2,464	70.5	2,267	77.7	2,113	79.2
New Zealand	718	20.6	430	14.7	662	24.8
Other(1)	310	8.9	222	7.6	(107)	(4.0)
Total	3,492	100.0	2,919	100.0	2,668	100.0
Net profit attributable to equity holders of Westpac Banking Corporation
Australia	1,584	62.4	1,604	73.5	1,866	85.1
New Zealand	638	25.1	386	17.7	466	21.3
Other(1)	317	12.5	193	8.8	(140)	(6.4)
Total	2,539	100.0	2,183	100.0	2,192	100.0
Assets
Australia	197,901	80.8	179,908	81.3	151,918	79.5
New Zealand	38,062	15.5	32,945	14.9	30,972	16.2
Other(1)	9,116	3.7	8,486	3.8	8,147	4.3
Total	245,079	100.0	221,339	100.0	191,037	100.0
Acquisition of fixed assets and goodwill
Australia	229	80.8	1,168	90.8	539	87.8
New Zealand	44	15.5	107	8.3	74	12.0
Other(1)	11	3.7	12	0.9	1	0.2
Total	284	100.0	1,287	100.0	614	100.0

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

The following tables set out the credit risk concentrations of the Group:

	Consolidated Credit Risk Concentration 2004
	Trading Securities	Investment Securities	Loans	Acceptances	Credit Commitments(1)	Derivatives(1)	Life Insurance Assets	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Government and other public authorities	4,706	—	167	12	701	166	—	5,752
Agriculture, forestry and fishing	—	—	1,707	1,502	85	19	—	3,313
Commercial and financial	3,583	1,114	38,847	3,075	10,460	13,242	12,890	83,211
Real estate - construction	—	—	1,348	278	1,168	218	—	3,012
Real estate - mortgage	—	—	77,176	—	557	—	—	77,733
Instalment loans and other personal lending	—	—	25,341	667	324	—	—	26,332
Lease financing	—	—	4,133	—	—	—	—	4,133
Total Australia	8,289	1,114	148,719	5,534	13,295	13,645	12,890	203,486
New Zealand
Government and other public authorities	1,171	—	125	—	114	4	—	1,414
Agriculture, forestry and fishing	—	—	2,163	—	40	—	—	2,203
Commercial and financial	238	—	12,156	—	1,366	1,923	67	15,750
Real estate - construction	—	—	217	—	67	7	—	291
Real estate - mortgage	—	—	17,586	—	1,600	—	—	19,186
Instalment loans and other personal lending	—	—	1,134	—	11	—	—	1,145
Total New Zealand	1,409	—	33,381	—	3,198	1,934	67	39,989
Other overseas
Government and other public authorities	—	110	13	—	1	5	—	129
Agriculture, forestry and fishing	—	—	14	—	—	—	—	14
Commercial and financial	—	2,490	1,326	—	2,678	3,090	—	9,584
Real estate - construction	—	—	28	—	3	2	—	33
Real estate - mortgage	—	—	377	—	6	—	—	383
Instalment loans and other personal lending	—	—	285	—	229	—	—	514
Lease financing	—	—	52	—	—	—	—	52
Total other overseas	—	2,600	2,095	—	2,917	3,097	—	10,709
Total	9,698	3,714	184,195	5,534	19,410	18,676	12,957	254,184
Other risk concentrations
Amounts due from other financial institutions								9,538
Regulatory deposits								523
Total gross credit risk								264,245

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

	Consolidated Credit Risk Concentration 2003
	Trading Securities	Investment Securities	Loans	Acceptances	Credit Commitments(1)	Derivatives(1)	Life Insurance Assets	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Government and other public authorities	5,395	—	119	29	428	262	—	6,233
Agriculture, forestry and fishing	—	—	1,614	1,283	38	20	—	2,955
Commercial and financial	2,229	1,035	33,587	1,428	13,393	14,777	10,447	76,896
Real estate - construction	—	—	1,054	186	726	184	—	2,150
Real estate - mortgage	—	—	69,668	—	639	—	—	70,307
Instalment loans and other personal lending	—	—	21,626	862	23	—	—	22,511
Lease financing	—	—	3,274	—	—	—	—	3,274
Total Australia	7,624	1,035	130,942	3,788	15,247	15,243	10,447	184,326
New Zealand
Government and other public authorities	980	—	537	—	86	15	—	1,618
Agriculture, forestry and fishing	—	—	2,017	—	86	1	—	2,104
Commercial and financial	180	—	9,970	—	1,197	1,741	75	13,163
Real estate - construction	—	—	259	—	41	21	—	321
Real estate - mortgage	—	—	13,869	—	1,236	—	—	15,105
Instalment loans and other personal lending	—	—	1,996	—	5	—	—	2,001
Total New Zealand	1,160	—	28,648	—	2,651	1,778	75	34,312
Other overseas
Government and other public authorities	—	129	11	—	6	41	—	187
Agriculture, forestry and fishing	—	—	56	—	3	—	—	59
Commercial and financial	9	2,492	1,705	—	3,719	4,026	—	11,951
Real estate - construction	—	—	25	—	26	—	—	51
Real estate - mortgage	—	—	396	—	5	—	—	401
Instalment loans and other personal lending	—	—	169	—	—	—	—	169
Lease financing	—	—	75	—	—	—	—	75
Total other overseas	9	2,621	2,437	—	3,759	4,067	—	12,893
Total	8,793	3,656	162,027	3,788	21,657	21,088	10,522	231,531
Other risk concentrations
Amounts due from other financial institutions								6,035
Regulatory deposits								425
Total gross credit risk								237,991

(1)          Credit risk for credit commitments and derivatives are based on definitions as per notes 34 and 35.

Collateral security, in the form of real property or a floating charge, is generally taken for business credit except for major government, bank and corporate counterparties of strong financial standing. Longer term consumer finance is generally secured against real estate while revolving consumer credit is generally unsecured.

Note 31. Auditors’ remuneration

	Consolidated			Parent Entity
	2004	2003	2002	2004	2003
	$’000	$’000	$’000	$’000	$’000
Remuneration for audit or review of the financial statements
Auditors of Westpac Banking Corporation(1)	3,380	2,973	2,855	3,380	2,973
Auditors of controlled entities:
PricewaterhouseCoopers	1,005	1,147	924	—	—
Other auditors	29	37	31	—	—
	4,414	4,157	3,810	3,380	2,973
Goods and services tax	430	407	368	336	297
	4,844	4,564	4,178	3,716	3,270
Remuneration for other audit services:
Messrs Chowdry and Codling	—	—	165	—	—
PricewaterhouseCoopers - Australian firm	1,142	982	174	695	835
Related practices of PricewaterhouseCoopers	216	298	292	132	263
	1,358	1,280	631	827	1,098
Goods and services tax	131	121	43	78	103
	1,489	1,401	674	905	1,201
Total remuneration for audit services	6,333	5,965	4,852	4,621	4,471

Remuneration for audit-related services:
PricewaterhouseCoopers - Australian firm	2,107	1,974	879	1,548	1,155
Related practices of PricewaterhouseCoopers	130	464	785	28	163
	2,237	2,438	1,664	1,576	1,318
Goods and services tax	227	239	161	159	132
	2,464	2,677	1,825	1,735	1,450
Remuneration for taxation services:
PricewaterhouseCoopers - Australian firm	234	1,043	651	166	823
Related practices of PricewaterhouseCoopers	395	149	383	253	53
	629	1,192	1,034	419	876
Goods and services tax	61	113	93	46	84
	690	1,305	1,127	465	960
Remuneration for other services(2):
PricewaterhouseCoopers - Australian firm	151	213	5,604	67	156
Related practices of PricewaterhouseCoopers	12	193	455	12	66
	163	406	6,059	79	222
Goods and services tax	16	40	607	8	21
	179	446	6,666	87	243
Total remuneration for non-audit services	3,333	4,428	9,618	2,287	2,653
Total audit and non-audit services (excluding goods and services tax)	8,801	9,473	13,198	6,281	6,487
Goods and services tax	865	920	1,272	627	637
Total audit and non-audit services (including goods and services tax)	9,666	10,393	14,470	6,908	7,124

(1)          The auditor of Westpac is PricewaterhouseCoopers (2002 Messrs Chowdry and Codling). PricewaterhouseCoopers were appointed as auditor of Westpac at the annual general meeting on 12 December 2002, in accordance with the requirements of the Corporations Act 2001. In previous years the appointment of Westpac’s auditors was determined in accordance with the Deed of Settlement. Since 23 August 2002, the date on which Westpac Banking Corporation was registered as a public company limited by shares under the Corporations Act 2001, the Deed of Settlement ceased to apply.

(2)          On 1 October 2002, PricewaterhouseCoopers completed the sale of its global management consulting and information services business, PwC Consulting.  The level of non-audit fees, including goods and services tax earned by the auditors of Westpac, PricewaterhouseCoopers and the related practices of PricewaterhouseCoopers, excluding PwC Consulting was $5,616,000 for 2002.

It is Westpac’s policy to employ the external auditors on assignments additional to their statutory audit duties, only if their independence is not impaired or seen to be impaired, and where their expertise and experience with Westpac is important. Audit services include review of the year end and half year end statutory reports and comfort letters associated with debt issues and capital raisings for Westpac, its controlled entities and the consolidated Group.

Audit-related services include consultations regarding accounting standards and reporting requirements, due diligence relating to acquisitions and mergers, regulatory compliance reviews.

Taxation services include compliance and advisory services.

Other services include technical information services and support for a report writing tool.

Note 32. Expenditure commitments

	Consolidated		Parent Entity
	2004	2003	2004	2003
	$m	$m	$m	$m
Commitments for capital expenditure not provided for in the financial statements
Payable within one-year	43	55	40	1
Payable later than one-year but not later than five years	22	20	22	20
Total commitments for capital expenditure not provided for in the financial statements	65	75	62	21
Lease commitments (all leases are classified as operating leases)
Premises and sites	1,554	1,546	1,553	1,528
Furniture and equipment	17	27	17	12
Total lease commitments	1,571	1,573	1,570	1,540
Due within one-year	247	248	246	225
Due after one-year but not later than five years	598	538	598	528
Due after five years	726	787	726	787
Total lease commitments	1,571	1,573	1,570	1,540

As at 30 September 2004, the total future minimum lease payments expected to be received by both the Group and Westpac from non-cancellable sub-leases was $14 million (2003 $14 million).

Operating lease arrangements

Operating leases are entered into to meet the business needs of the Group. Leases are primarily over commercial and retail premises and plant and equipment. Lease rentals are determined in accordance with market conditions when leases are entered into or on rental review dates. Leased premises that have become excess to the Group’s business needs have been sub-let where possible and any expected rental shortfalls fully provided for. There are no restrictions imposed on the Group by lease arrangements other than in respect of the specific premises being leased.

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

On 7 March 2003, Westpac executed an agreement for lease (74,000m(2) of office space) with Leighton Properties Pty Limited in relation to new premises being developed at the northern end of Darling Harbour near King Street. The new site is bounded by Kent, Erskine, Napoleon and Sussex streets. The project to fitout the building and relocate approximately 5,200 staff to the new site is called the ‘Our Great Place’ project. This project will result in the consolidation of our existing ten Sydney Central Business District offices into just two locations, being ‘Our Great Place’ and our existing office at 60 Martin Place.

Construction of the new premises is underway. It will consist of two office towers of 21 and 32 levels linked by a common foyer and will include two levels of retail space, a retail branch, childcare facilities, an urban park, and both tenant and public parking. We have signed a 12 year lease on the building with three six year options to extend. The completion of the building is expected in November 2006, with our employees progressively occupying the premises throughout 2006. The initial 12 year lease commitment is included in the lease commitment table above.

Significant long term contracts

On 10 May 2004, Westpac entered into a five year agreement with Keycorp Payment Services for EFTPoS terminals. Details are included in the Outsourcing Contracts section of this report.

On 30 September 2002, Westpac entered into a ten year agreement with First Data Resources Australia Limited (First Data) to provide a managed service for our cards processing. First Data assumed responsibility for the Group’s Australasian cards processing in phases from October 2002. Westpac retains control of our cards sales, credit, collections and customer service functions. The estimated costs to be paid by Westpac over the life of the multi-year agreement is expected to be approximately $100 million.

On 1 October 2001, Westpac entered into a ten year agreement with EDS (Business Process Administration) Pty Limited whereby they will provide mortgage and other processing services in connection with the mortgage loan portfolio. The residual value of the agreement is approximately $730 million.

On 26 March 2001, Westpac entered into a seven year agreement with Unisys Payment Services Limited to provide cheque processing as part of the three day cheques clearance cycle. The estimated costs over the remaining life of the contract is expected to be $58 million.

On 3 December 2000, Westpac entered into a ten year contract with IBM Global Services Australia relating to the management of the core banking technology operations in Australia, New Zealand and the Pacific. The exact amount of the contract commitment is unable to be reliably measured as Westpac’s obligations are dependent upon business volumes over the period of the contract.

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

The Group’s principal defined benefit scheme for employees in Australia, the Westpac Staff Superannuation Plan (WSSP) provides lump sum and pension benefits. WSSP also has a section which provides accumulation benefits. The Group’s contributions for the years ended 30 September 2004, 2003 and 2002 were nominal.

An actuarial review of the WSSP, as at 30 June 2003, was carried out by independent actuaries. A full actuarial valuation of the scheme is undertaken every three years.

The financial status of WSSP and the principal defined benefit schemes overseas were as follows:

	WSSP	Overseas Schemes	Total
	$m	$m	$m
2004
(i) Present value of employees’ accrued benefits(1):
Defined benefit	1,376	355	1,731
Accumulation	564	121	685
	1,940	476	2,416
(ii) Net market value of assets held by the scheme to meet future benefit payments:
Defined benefit	1,514	288	1,802
Accumulation	564	121	685
	2,078	409	2,487
Excess/(shortfall) of assets held to meet future benefit payments over present value of employees’ accrued benefits:
Defined benefit	138	(67)	71
Accumulation	—	—	—
	138	(67)	71
(iii) Vested benefits(2):
Defined benefit	1,197	325	1,522
Accumulation	564	121	685
	1,761	446	2,207

2003
(i) Present value of employees’ accrued benefits(1):
Defined benefit	1,200	310	1,510
Accumulation	438	106	544
	1,638	416	2,054
(ii) Net market value of assets held by the scheme to meet future benefit payments:
Defined benefit	1,469	275	1,744
Accumulation	438	106	544
	1,907	381	2,288
Excess/(shortfall) of assets held to meet future benefit payments over present value of employees’ accrued benefits:
Defined benefit	269	(35)	234
Accumulation	—	—	—
	269	(35)	234
(iii) Vested benefits(2):
Defined benefit	1,186	302	1,488
Accumulation	438	106	544
	1,624	408	2,032

(1)          Accrued benefits represent the scheme’s present obligation to pay benefits to members and beneficiaries. Defined benefit obligations are based on the present value of the expected future payments which arise from membership of the scheme up to reporting date. The figure is determined by reference to expected future salary levels and by application of a market-based risk-adjusted discount rate and relevant actuarial assumptions.

(2)          Vested benefits are benefits which are not conditional upon continued membership of the scheme (or any factor other than resignation from the scheme) and include benefits which members were entitled to receive had they terminated their scheme membership as at year end.

The above amounts have been extracted from the financial statements and actuarial valuations or reviews of the schemes as at:

•                  for WSSP: 2004 - items (i), (ii) and (iii) 30 June 2004; 2003 - item (i) 30 June 2000, items (ii) and (iii) 30 June 2003; and

•                  for overseas schemes: 2004 - various dates between 5 April 2003 and 30 June 2004; 2003 - various dates between 30 June 2002 and 5 April 2003.

The Group has no material obligations in respect of post-retirement employee benefits other than pensions.

Note 34. Contingent liabilities, contingent assets and commitments

Credit commitments

The Group is a party to financial instruments with off-balance sheet credit risk in the normal course of business to meet the financing needs of its customers and in managing its own risk profile. These financial instruments include commitments to extend credit, bill endorsements, financial guarantees, standby letters of credit and underwriting facilities.

The Group’s exposure to credit loss in the event of non-performance by the other party to such financial instruments is represented by the contract or notional amount of those instruments. However, some commitments to extend credit and provide underwriting facilities can be cancelled or revoked at any time at the Group’s option.

The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Group takes collateral where it is considered necessary to support, both on and off-balance sheet, financial instruments with credit risk. The Group evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral taken, if deemed necessary, on the provision of a financial facility is based on management’s credit evaluation of the counterparty. The collateral taken varies, but may include cash deposits, receivables, inventory, plant and equipment, real estate and investments.

The Group is obliged to repurchase securitised loans where there is a breach of warranty within 120 days of sale, or where the securitised loans cease to conform with the terms and conditions of the Westpac Securitisation Trust program.

Off-balance sheet credit risk related financial instruments and maturity breakdown of the credit equivalent are shown below:

	Consolidated				Parent Entity
	2004		2003		2004		2003
	Contract or Notional Amount	Credit Equivalent(1)	Contract or Notional Amount	Credit Equivalent(1)	Contract or Notional Amount	Credit Equivalent(1)	Contract or Notional Amount	Credit Equivalent(1)
	$m	$m	$m	$m	$m	$m	$m	$m
Credit risk related instruments
Standby letters of credit and
financial guarantees(2)	4,959	2,571	5,009	3,542	4,938	2,550	4,994	3,527
Trade letters of credit(3)	1,824	365	1,337	267	1,821	364	1,336	267
Non-financial guarantees(4)	5,105	2,552	4,716	2,358	5,105	2,552	4,716	2,358
Commitments to extend credit:
Residual maturity less than one year(5)	26,207	—	30,984	—	26,164	—	30,908	—
Residual maturity one year or more	26,216	9,157	26,521	10,024	26,214	9,156	26,519	10,024
Other commitments(6)	6,335	4,765	7,026	5,466	6,334	4,764	7,025	5,464
Total credit risk-related instruments	70,646	19,410	75,593	21,657	70,576	19,386	75,498	21,640

(1)          Credit equivalents are determined in accordance with the APRA risk weighted capital adequacy guidelines (refer note 42).

(2)          This included, in 2003, $1.8 billion credit indemnity provided on Australian Guarantee Corporation Limited business finance loans and $2.4 billion (2003 $1.5 billion) fully cash collateralised capital guarantees.

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

(6)          Other commitments included forward purchases of assets, forward deposits, underwriting commitments and credit derivatives.

	Consolidated
	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m
2004
Standby letters of credit and financial guarantees	1,402	827	98	244	2,571
Trade letters of credit	4	225	1	135	365
Non-financial guarantees	209	1,603	58	682	2,552
Commitments to extend credit, residual maturity one year or more	—	4,904	1,740	2,513	9,157
Other commitments	2,296	588	1,128	753	4,765
Total commercial commitments	3,911	8,147	3,025	4,327	19,410

2003
Standby letters of credit and financial guarantees	543	876	78	2,045	3,542
Trade letters of credit	96	44	—	127	267
Non-financial guarantees	161	1,514	35	648	2,358
Commitments to extend credit, residual maturity one year or more	—	4,786	1,266	3,972	10,024
Other commitments	3,524	1,219	592	131	5,466
Total commercial commitments	4,324	8,439	1,971	6,923	21,657

The credit commitments shown in the previous tables also constitute contingent assets. These commitments would be classified as loans and other assets in the statement of financial position on the contingent event eventuating.

Additional liabilities and commitments

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2004:

•                  $17 million (2003 $16 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act, 1987 and the Workplace Injury Management and Workers Compensation Act, 1998 (New South Wales);

•                  $5 million (2003 $5 million) based on an actuarial assessment as a self-insurer under the Accident Compensation Act, 1985 (Victoria); and

•                  $2 million (2003 $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act, 2003 (Queensland).

Adequate provision has been made for these liabilities in the provision for annual leave and other staff benefits (refer note 22).

Litigation

•                  Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis and a provision has been made where appropriate within the provisions for bad and doubtful debts (refer note 13) or the provision for non-lending losses (refer note 22).

•                  Westpac is one of 20 defendants named in proceedings concerning the Bell Group of Companies. The proceedings are complex and are anticipated to continue for a further 18 months. It is not possible to estimate the potential impact however, Westpac believes that it has good prospects of success.

Liquidity support

•                  Westpac is a participant to the Interbank Deposit Agreement along with three other Australian banks. In accordance with the Interbank Deposit Agreement, a deposit notice may be served upon the other participants by a bank which is experiencing liquidity problems. The other participants are then required to deposit equal amounts of up to $2 billion each for a period of 30 days. At the end of 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of mortgages to the value of the deposit.

Other matters

•                  On 8 April 2003, Westpac announced that it had brought to the attention of the New Zealand Securities Commission an apparent technical non-compliance by BT Funds Management (NZ) Limited (BTFM) with New Zealand securities regulations. This involved predominantly the late filing by BTFM and BT Funds Management (No 2) Limited (BTFM (No 2)) of documents required to be lodged with the New Zealand Registrar of Companies. Westpac has subsequently identified some instances of non-filing. These technical non-compliances commenced prior to our acquisition of BTFM in October 2002. BTFM and BTFM (No 2) have filed proceedings in the High Court of New Zealand for relief from the consequences of these technical non-compliances. Westpac does not expect that there will be any material financial cost to it arising from these circumstances.

Taxation

Westpac is currently disputing amended tax assessments and Notices of Proposed Adjustments received from New Zealand Inland Revenue Department. Details are contained in note 6.

Parent entity guarantees and undertakings

Excluded from the consolidated amounts disclosed above are the following guarantees and undertakings extended to entities in the Group by Westpac:

(i)                           guarantees of commercial paper and other debt securities issued by Westpac Capital Corporation and WestpacTrust Securities NZ Limited in which the proceeds are in accordance with guidelines provided by APRA, immediately on lent to Westpac;

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

The following terms are used in the remainder of this note to describe the Group’s exposure to derivatives.

The ‘notional amount’ is a measure of the volume which may be used for examining changes in derivative activity over time. The notional amount is the face value of the contract. Unlike an on-balance sheet financial instrument, the notional amount of a derivative does not reflect the amount at risk which is generally only a small fraction of this value.

The ‘regulatory credit equivalent’ is calculated for capital adequacy purposes using APRA’s current exposure method. Credit equivalent amounts are calculated as replacement cost (positive mark-to-market) plus an add-on for potential credit exposure based on a credit conversion factor (percentage) of the notional amount. The credit conversion factors are shown below:

	Less Than 1 Year	Between 1 and 5 Years	Over 5 Years
	%	%	%

Interest rate	—	0.5	1.5
Foreign exchange (including gold)	1.0	5.0	7.5
Equities	6.0	8.0	10.0
Precious metals (excluding gold)	7.0	7.0	8.0
Other commodities	10.0	12.0	15.0

The ‘positive mark-to-market’ (replacement cost) is the cost of replacing all transactions in a gain position to the Group and is included within ‘other assets’ on the statement of financial position.

The ‘negative mark-to-market’ represents the cost to the Group’s counterparties of replacing all transactions in a loss position to the Group and is included in ‘other liabilities’ on the statement of financial position. The mark-to-market values do not include any offsetting physical positions that may exist, including structural balance sheet positions, and they do not include any benefits from master netting agreements.

The Group uses derivatives in two distinct capacities; as a dealer and as an end-user as part of its asset and liability management activities. As a dealer, the Group’s primary objective is to derive income from the sale of derivatives to meet Westpac’s customers needs. In addition to the sale of derivatives to customers, the Group also undertakes market making and discretionary trading activities. Market making involves providing quotes to other dealers who reciprocate by providing the Group with their own quotes. This process ensures liquidity in the key markets in which the Group operates. The Group also trades on its own account to exploit arbitrage opportunities and market anomalies, as well as to take outright views on market direction. These activities, represent a limited part of the Group’s derivative activities.

Certain leveraged derivatives include an explicit leverage factor in the payment formula. The leverage factor has the effect of multiplying the notional amount such that the impact of changes in the underlying price or prices may be greater than that indicated by the notional amount alone. The Group has no significant exposure to those types of transactions.

The following table provides details of the Group’s outstanding derivatives used for trading and hedging activities as at 30 September.

Credit derivatives used for credit portfolio diversification purposes are included within other commitments in note 34.

	Notional Amount	Regulatory Credit Equivalent	Positive Mark-to-Market (replacement cost)	Negative Mark-to- Market	Average Positive Mark-to-Market (replacement cost)	Average Negative Mark-to- Market
	$m	$m	$m	$m	$m	$m
Derivatives 2004
Interest rate
Futures	78,920	—	—	—	—	—
Forwards	54,822	10	10	10	7	7
Swaps	352,897	4,493	2,656	2,640	3,245	3,071
Purchased options	12,336	77	47	—	73	—
Sold options	6,614	—	—	27	—	72
Foreign exchange
Forwards	224,120	5,488	2,916	3,430	5,520	6,258
Swaps	94,162	6,021	1,685	3,217	2,325	3,418
Purchased options	57,865	1,500	602	—	1,395	—
Sold options	51,464	—	—	612	—	1,507
Commodities	3,634	476	141	107	105	76
Equities and credit	12,348	611	93	35	88	34
Total derivatives	949,182	18,676	8,150	10,078	12,758	14,443
Total derivatives include the following derivatives used for hedging
Interest rate
Futures	57,634
Forwards	—
Swaps	46,019
Purchased options	2,493
Foreign exchange
Forwards	6
Swaps	21,575
Total hedging derivatives	127,727
Derivatives 2003
Interest rate
Futures	53,899	—	—	—	—	—
Forwards	10,578	3	3	3	3	2
Swaps	258,353	4,053	3,018	3,236	3,695	3,487
Purchased options	27,053	67	39	—	54	—
Sold options	7,002	—	—	34	—	44
Foreign exchange
Forwards	247,260	9,561	6,831	7,516	5,691	6,273
Swaps	60,768	3,816	1,310	2,373	1,771	2,147
Purchased options	93,378	2,648	1,552	—	930	—
Sold options	84,477	—	—	1,722	—	982
Commodities	3,386	397	72	50	26	13
Equities and credit	10,809	543	82	29	48	27
Total derivatives	856,963	21,088	12,907	14,963	12,218	12,975
Total derivatives include the following derivatives used for hedging
Interest rate
Futures	30,116
Forwards	4,955
Swaps	1,951
Purchased options	9
Foreign exchange
Swaps	3,615
Total hedging derivatives	40,646

In addition to the above hedging derivatives outstanding, certain derivative positions used in the Group’s asset and liability management activities are transacted internally with the Group’s independently managed dealing units. The dealing units, in turn, cover their positions in the market place.

The following table shows the notional amount of such internal derivative transactions outstanding at year end. The notional amounts do not represent direct credit exposures. Credit risk does arise in respect of offsetting external transactions for which regulatory credit equivalent is included in the previous table of derivatives.

	Notional Principal Amount
	2004	2003
	$m	$m
Derivatives used for asset and liability management purposes
Interest rate
Forwards	2,555	3,998
Swaps	51,583	83,342
Purchased options	1,825	192
Foreign exchange
Forwards	600	584
Swaps	37,732	20,559
Total derivatives used for asset and liability management purposes	94,295	108,675

Where hedge transactions are terminated prior to the maturity of the underlying exposures, gains or losses on termination or redesignation are deferred and recognised over the remaining term of the underlying exposure. As at 30 September 2004, the net amount of the deferred gains in relation to terminated, redesignated and matured hedge contracts was $8.8 million (2003 $2.2 million loss) which will be amortised to the statement of financial performance.

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

The following table represents a break down of the contractual repricing, by time, of the Group’s net asset position as at 30 September 2004. The Group uses this contractual repricing information as a base, which is then altered to take account of consumer behaviour, to manage its interest rate risk.

	Consolidated 2004
	Less than 1 Month	Between 1 to 3 Months	Between 3 Months and 1 Year	Between 1 and 5 Years	Over 5 Years	Non- Interest Bearing	Total	Weighted Average Rate(1)
	$m	$m	$m	$m	$m	$m	$m	%
Australia
Assets
Cash and balances with central banks	—	—	—	—	—	1,630	1,630	—
Due from other financial institutions	3,601	—	—	1,400	—	2	5,003	5.7
Trading securities	8,289	—	—	—	—	—	8,289	5.6
Investment securities	436	391	14	273	—	—	1,114	5.5
Loans(2)	112,610	10,612	7,795	17,343	292	(1,341)	147,311	6.8
Acceptances of customers	—	—	—	—	—	5,534	5,534	—
Life insurance assets(3)	1,508	80	871	1	—	10,430	12,890	5.3
Fixed assets	—	—	—	—	—	1,208	1,208	—
All other assets	—	—	—	—	—	14,922	14,922	—
Total assets	126,444	11,083	8,680	19,017	292	32,385	197,901
Liabilities
Due to other financial institutions	1,003	315	657	—	—	934	2,909	2.9
Deposits	71,369	22,539	11,282	1,667	31	3,632	110,520	4.3
Debt issues	4,800	8,993	2,298	6,576	350	—	23,017	3.1
Acceptances	—	—	—	—	—	5,534	5,534	—
Life insurance policy liabilities(3)	—	—	133	302	246	10,095	10,776	5.3
All other liabilities	—	—	—	—	—	15,278	15,278	—
Net intragroup payable	14,241	—	—	—	—	—	14,241	2.1
Total liabilities excluding loan capital	91,413	31,847	14,370	8,545	627	35,473	182,275
Loan capital	—	2,167	658	320	1,286	—	4,431	4.1
Total liabilities	91,413	34,014	15,028	8,865	1,913	35,473	186,706
Net assets	35,031	(22,931)	(6,348)	10,152	(1,621)	(3,088)	11,195
Total equity	—	—	—	—	—	11,195	11,195
Off-balance sheet items	(4,682)	41,727	(32,004)	(5,176)	135	—	—
Net mismatch - Australia	30,349	18,796	(38,352)	4,976	(1,486)	(14,283)	—

(1)          The weighted average rate was calculated excluding non-interest bearing assets and liabilities.

(2)          The non-interest bearing category for loans included the provisions for bad and doubtful debts.

(3)          The investment earnings on life insurance assets support the life insurance policy liabilities and does not contribute to market risk on the Group’s banking operations.

	Consolidated 2004
	Less than 1 Month	Between 1 to 3 Months	Between 3 Months and 1 Year	Between 1 and 5 Years	Over 5 Years	Non- Interest Bearing	Total	Weighted Average Rate(1)
	$m	$m	$m	$m	$m	$m	$m	%
New Zealand
Assets
Cash and balances with central banks	—	—	—	—	—	95	95	—
Due from other financial institutions	388	460	474	—	—	83	1,405	6.5
Trading securities	1,409	—	—	—	—	—	1,409	6.1
Loans(2)	15,227	3,341	4,826	9,975	11	(259)	33,121	7.9
Life insurance assets(3)	—	13	—	—	—	54	67	6.4
Fixed assets	—	—	—	—	—	198	198	—
All other assets	—	—	—	—	—	1,767	1,767	—
Total assets	17,024	3,814	5,300	9,975	11	1,938	38,062
Liabilities
Due to other financial institutions	834	—	—	—	—	168	1,002	6.3
Deposits	13,764	5,418	3,200	507	—	809	23,698	4.4
Debt issues	—	93	—	94	—	—	187	5.9
Life insurance policy liabilities(3)	—	—	—	—	—	6	6	—
All other liabilities	—	—	—	—	—	2,261	2,261	—
Net intragroup payable	9,011	—	—	—	—	—	9,011	1.7
Total liabilities excluding loan capital	23,609	5,511	3,200	601	—	3,244	36,165
Loan capital	—	—	—	—	—	—	—	—
Total liabilities	23,609	5,511	3,200	601	—	3,244	36,165
Net assets	(6,585)	(1,697)	2,100	9,374	11	(1,306)	1,897
Total equity	—	—	—	—	—	1,897	1,897
Off-balance sheet items	6,428	(1,247)	(2,762)	(3,073)	654	—	—
Net mismatch - New Zealand	(157)	(2,944)	(662)	6,301	665	(3,203)	—
Other overseas
Total assets	26,697	586	1,102	2,403	662	918	32,368	2.5
Total liabilities	9,860	10,686	4,091	1,158	2,351	997	29,143	2.7
Net assets	16,837	(10,100)	(2,989)	1,245	(1,689)	(79)	3,225
Total equity	—	—	—	—	—	3,225	3,225
Off-balance sheet items	(29)	2,357	(5,358)	135	2,895	—	—
Net mismatch - other overseas	16,808	(7,743)	(8,347)	1,380	1,206	(3,304)	—

(1)          The weighted average rate was calculated excluding non-interest bearing assets and liabilities.

(2)          The non-interest bearing category for loans included the provisions for bad and doubtful debts.

(3)          The investment earnings on life insurance assets support the life insurance policy liabilities and does not contribute to market risk on the Group’s banking operations.

	Consolidated 2003
	Less than 1 Month	Between 1 to 3 Months	Between 3 Months and 1 Year	Between 1 and 5 Years	Over 5 Years	Non- Interest Bearing	Total	Weighted Average Rate(1)
	$m	$m	$m	$m	$m	$m	$m	%
Australia
Assets
Cash and balances with central banks	—	—	—	—	—	1,671	1,671	—
Due from other financial institutions	1,388	—	—	1,400	—	82	2,870	5.8
Trading securities	7,624	—	—	—	—	—	7,624	5.0
Investment securities	104	32	94	747	59	—	1,036	5.0
Loans(2)	102,169	8,424	7,863	11,786	581	(1,117)	129,706	6.3
Acceptances of customers	—	—	—	—	—	3,788	3,788	—
Life insurance assets(3)	1,612	115	646	2	95	7,977	10,447	5.0
Fixed assets	—	—	—	—	—	604	604	—
All other assets	—	—	—	—	—	22,162	22,162	—
Total assets	112,897	8,571	8,603	13,935	735	35,167	179,908
Liabilities
Due to other financial institutions	796	588	301	735	—	288	2,708	2.8
Deposits	69,684	10,667	12,810	1,586	32	3,748	98,527	3.8
Debt issues	2,837	5,320	4,080	6,098	360	—	18,695	3.2
Acceptances	—	—	—	—	—	3,788	3,788	—
Life insurance policy liabilities(3)	—	—	157	243	168	9,321	9,889	5.0
All other liabilities	—	—	—	—	—	23,201	23,201	—
Net intragroup payable	9,471	—	—	—	—	—	9,471	2.4
Total liabilities excluding loan capital	82,788	16,575	17,348	8,662	560	40,346	166,279
Loan capital	147	2,152	901	—	1,300	—	4,500	3.4
Total liabilities	82,935	18,727	18,249	8,662	1,860	40,346	170,779
Net assets	29,962	(10,156)	(9,646)	5,273	(1,125)	(5,179)	9,129
Total equity	—	—	—	—	—	9,129	9,129
Off-balance sheet items	(1,246)	(13,987)	14,467	89	677	—	—
Net mismatch - Australia	28,716	(24,143)	4,821	5,362	(448)	(14,308)	—

(1)          The weighted average rate was calculated excluding non-interest bearing assets and liabilities.

(2)          The non-interest bearing category for loans included the provisions for bad and doubtful debts.

(3)          The investment earnings on life insurance assets support the life insurance policy liabilities and does not contribute to market risk on the Group’s banking operations.

	Consolidated 2003
	Less than 1 Month	Between 1 to 3 Months	Between 3 Months and 1 Year	Between 1 and 5 Years	Over 5 Years	Non- Interest Bearing	Total	Weighted Average Rate(1)
	$m	$m	$m	$m	$m	$m	$m	%
New Zealand
Assets
Cash and balances with central banks	—	—	—	—	—	90	90	—
Due from other financial institutions	67	106	705	—	—	—	878	3.8
Trading securities	1,161	—	—	—	—	—	1,161	6.4
Loans(2)	12,970	3,246	4,320	8,092	21	(233)	28,416	7.5
Life insurance assets(3)	—	—	—	6	—	69	75	6.4
Fixed assets	—	—	—	—	—	198	198	—
All other assets	—	—	—	—	—	2,127	2,127	—
Total assets	14,198	3,352	5,025	8,098	21	2,251	32,945
Liabilities
Due to other financial institutions	133	43	—	—	—	—	176	7.4
Deposits	9,507	4,274	2,835	2,231	7	819	19,673	4.0
Debt issues	—	74	97	—	—	—	171	5.9
Life insurance policy liabilities(3)	—	—	—	—	—	75	75	—
All other liabilities	—	—	—	—	—	2,620	2,620	—
Net intragroup payable	8,503	—	—	—	—	—	8,503	2.2
Total liabilities excluding loan capital	18,143	4,391	2,932	2,231	7	3,514	31,218
Loan capital	—	—	—	44	—	—	44	7.6
Total liabilities	18,143	4,391	2,932	2,275	7	3,514	31,262
Net assets	(3,945)	(1,039)	2,093	5,823	14	(1,263)	1,683
Total equity	—	—	—	—	—	1,683	1,683
Off-balance sheet items	7,140	(727)	(899)	(6,164)	650	—	—
Net mismatch - New Zealand	3,195	(1,766)	1,194	(341)	664	(2,946)	—
Other overseas
Total assets	20,169	535	688	3,651	575	836	26,454	2.7
Total liabilities	10,361	7,734	2,678	970	521	1,006	23,270	1.8
Net assets	9,808	(7,199)	(1,990)	2,681	54	(170)	3,184
Total equity	—	—	—	—	—	3,184	3,184
Off-balance sheet items	761	(4,879)	2,355	254	1,509	—	—
Net mismatch - other overseas	10,569	(12,078)	365	2,935	1,563	(3,354)	—

(1)          The weighted average rate was calculated excluding non-interest bearing assets and liabilities.

(2)          The non-interest bearing category for loans included the provisions for bad and doubtful debts.

(3)          The investment earnings on life insurance assets support the life insurance policy liabilities and does not contribute to market risk on the Group’s banking operations.

Note 37.  Fair value of financial instruments

The following information represents estimates of fair values at a point in time. Quoted market prices, when available, are used as the measure of fair values. However, for a significant portion of the Group’s financial instruments, quoted market prices do not exist. For such financial instruments, fair values presented are estimates derived using net present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgements made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. In addition, the value of long term relationships with depositors (core deposit intangibles) and other customers (such as credit card intangibles) are not reflected. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amount the Group could have realised in a sales transaction as at 30 September 2004.

The fair value estimates were determined by application of the methods and assumptions described below.

Cash and short term liquid assets

For cash and cash at bank, loans to dealers in the Australian short term money market, amounts due from other financial institutions with maturities of less than three months, and other types of short term financial instruments recognised in the statement of financial position under ‘other assets’ or ‘other liabilities’, the carrying amount is a reasonable estimate of fair value.

Floating rate financial instruments

For floating rate financial instruments, the carrying amount is generally a reasonable estimate of fair value.

Trading and investment securities

For trading and investment securities, the estimated fair values, are generally based on independently sourced market prices or, where these are unavailable, dealer quotes that are subject to monthly review by an independent Revaluation Committee.

Regulatory deposits with central banks overseas

The Group is required by law, in several countries in which it operates, to lodge regulatory deposits with the local central bank at a rate of interest below that generally prevailing in that market. As the Group’s ability to carry on the business of banking is conditional upon the maintenance of these deposits, their fair value is assumed to be equal to their carrying value, notwithstanding the below market rate of interest being earned thereon.

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

In arriving at the fair values for loans on the above bases, the total fair value of the entire loan portfolio as at 30 September 2004 had been reduced by $1,487 million (2003 $1,393 million) being the carrying value of the general provision for bad and doubtful debts which covered unidentified losses inherent in the portfolio.

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

Other investments

For shares in companies, the estimated fair values are based on quoted market prices, the expected future cash flows or on the Group’s share of net assets at book value.

Due to other financial institutions, deposits, debt issues and subordinated debt

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

Life insurance policy liabilities

The net fair values of life insurance policy liabilities have been calculated in accordance with the Margin on Services methodology as detailed in note 1(f)iv.

Commitments to extend credit, financial guarantees, letters of credit and bill endorsements

A fair value has not been ascribed to credit and other commitments (contractual value 2004 $58.8 billion, 2003 $64.5 billion), guarantees and letters of credit (combined contractual value 2004 $11.9 billion, 2003 $11.1 billion) as estimated fair values are not readily ascertainable. These financial instruments are generally not sold nor traded. They generate ongoing fees at the Group’s current pricing levels which are in line with general market prices. The fair value may be represented by the present value of fees expected to be received, less associated costs. The overall level of fees involved is not material.

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

Estimated fair value of the Group’s financial instruments as at 30 September were as follows.

	2004		2003
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	$m	$m	$m	$m
Financial assets
Cash and short term liquid assets	1,800	1,800	1,786	1,786
Due from other financial institutions	9,538	9,548	6,035	6,035
Trading securities	9,698	9,698	8,793	8,793
Investment securities	3,714	3,846	3,656	3,745
Loans (net of unearned income):
Loans and other receivables	184,195		162,027
Specific provisions for bad and doubtful debts	(237)		(161)
General provision for bad and doubtful debts	(1,487)		(1,393)
	182,471	182,185	160,473	160,451
Acceptances of customers	5,534	5,534	3,788	3,788
Life insurance assets	12,957	12,957	10,522	10,522
Regulatory deposits with central banks overseas	523	523	425	425
Other assets:
Accrued interest receivable	819	819	724	724
Securities purchased under agreement to resell	2,485	2,485	2,884	2,884
Securities sold not delivered	498	498	2,581	2,581
Other financial markets assets	8,342	8,342	13,315	13,315
Other investments	211	235	225	242
Financial liabilities
Due to other financial institutions	7,071	7,071	3,831	3,831
Deposits	146,533	146,540	129,071	129,324
Debt issues	36,188	36,262	29,970	30,173
Acceptances	5,534	5,534	3,788	3,788
Life insurance policy liabilities	10,782	10,782	9,896	9,896
Other liabilities:
Accrued interest payable	897	897	642	642
Securities sold under agreement to repurchase	2,352	2,352	2,725	2,725
Securities short sold	1,476	1,476	943	943
Securities purchased not delivered	687	687	2,464	2,464
Other financial markets liabilities	9,556	9,556	15,296	15,296
Subordinated bonds, notes and debentures	3,885	3,945	3,971	4,121
Subordinated perpetual notes	546	550	573	576
Off-balance sheet derivative financial instruments
Exchange rate, interest rate and equity contracts used for hedging purposes and credit derivatives used for porfolio diversification in:
Receivable position		1,489		2,522
Payable position		(1,426)		(2,564)
Net receivable/(payable) position		63		(42)

Note 38. Group entities

The consolidated financial statements as at 30 September 2004 include the following controlled entities.

Name	Country of Incorporation
Westpac Banking Corporation(1)	Australia
1925 Advances Limited	Australia
General Credits Holdings Limited	Australia
General Credits Limited	Australia
G.C.L. Investments Limited	Australia
Island Princess Holdings Pty Limited	Australia
The Airlie Trust	Australia
Reef International Pty Limited	Australia
Australian Loan Processing Security Company Pty Limited	Australia
Australian Loan Processing Security Trust	Australia
Bill Acceptance Corporation Limited	Australia
Mortgage Management Limited	Australia
Biralo Pty Limited(2)	Australia
BLE Capital Limited	Australia
BLE Capital Investments Pty Limited	Australia
BLE Development Pty Limited	Australia
BLE Holdings Pty Limited	Australia
BLE Capital (NZ) Limited	New Zealand
Brenmar Holdings Pty Limited	Australia
Castlereagh Pacific Investments Pty Limited(3)	Australia
CBA Limited	Australia
Belliston Pty Limited(14)	Australia
Westpac Properties-Vic-Limited	Australia
Westpac Properties-NSW-Pty Limited	Australia
Challenge Limited	Australia
Challenge Finance Limited	Australia
Challenge Funds Management Limited	Australia
Challenge Information Technology Pty Limited	Australia
Fairlawn Holding Trust(3)	Australia
Hull 4381 and 4382 Leasing Pty Limited	Australia
Maracorp Financial Services Pty Limited	Australia
Partnership Pacific Limited	Australia
Partnership Pacific Securities Limited	Australia
Pitco Pty Limited(2)	Australia
The Pitco Trust(2)	Australia
RESI-Statewide Corporation Limited	Australia
RESI-Statewide Mortgage Corporation Limited	Australia
RESI-Statewide Nominees Limited	Australia
Sallmoor Pty Limited	Australia
Sixty Martin Place (Holdings) Pty Limited	Australia
1925 (Commercial) Limited	Australia
1925 (Industrial) Limited	Australia
A.C.N. 001 231 027 Pty Limited	Australia
1925 (Insurance Premium Funding) Limited	Australia
1925 (Properties) Limited	Australia
1925 House Limited	Australia
Colmso Pty Limited	Australia
Colmtea Pty Limited	Australia
Como Properties Pty Limited	Australia
Comserv (No.3011) Pty Limited	Australia
EHM Investco Pty Limited	Australia
Enfield Downs Pty Limited	Australia
Halcyon Securities Limited(4)	Australia
Infrastructure Australia (No.1) Limited	Australia
Infrastructure Australia (No.2) Limited	Australia
Infrastructure Australia (No.3) Limited	Australia
Infrastructure Australia (No.4) Limited	Australia
Ivaness Pty Limited	Australia
Oakjet Pty Limited	Australia
Diversified Security Investments LLC(6),(8)	USA
Segregated Asset Management LLC	USA
Packaging Properties 1 Pty Limited	Australia
Packaging Properties 2 Pty Limited	Australia
Packaging Properties 3 Pty Limited	Australia
Piccadilly of Sydney Pty Limited(9)	Australia
Jaunty Pty Limited	Australia
Piccadilly Plaza Trust	Australia
Sarnia Pty Limited(9)	Australia
The Swan Trust(9)	Australia
The Exchange Plaza Trust	Australia
Teuton Pty Limited	Australia
Vicpac Chatswood Pty Limited(9)	Australia
The Vicpac Unit Trust	Australia
Westpac Administration Pty Limited	Australia
Westpac Asian Lending Pty Limited	Australia
Renwick & Spring LLP(3)	USA
Liverpool Apold Partnership(3),(19)	UK
Terrigal LLC	USA
Tasman LLC(20)	USA
White Chapel Partnership (UK)(21)	UK
Tasman Pacific Investments Pty Limited	Australia
Westpac Debt Securities Pty Limited	Australia
Westpac Direct Equity Investments Pty Limited	Australia
Westpac Equipment Finance Limited	Australia
Westpac Equipment Finance (No.1) Pty Limited(10)	Australia
Westpac Equipment Finance (Vic) Pty Limited	Australia
Westpac Group Investments Australia Pty Limited	Australia
Coogee Finance Pty Limited(6)	Australia
Westpac Infrastructure Management Limited(18)	Australia
Westpac Investment Vehicle Pty Limited	Australia
The Sydney Harbour Bridge Holdings Pty Limited(3)	Australia
HDUF Finance Trust(3)	Australia
Hastings Utility Trust No.2(3)	Australia
HUT 3 Pty Limited(3)	Australia
Australian Infrastructure Securities Pty Limited(5)	Australia
Epic Energy East Pipelines Pty Limited(5)	Australia
Epic Energy East Pipelines Trust(5)	Australia
Biobond Pty Limited(5)	Australia
CNG Cayman One Pty Limited(5)	Australia
CNGI Australia Pty Limited(5)	Australia
Epic Energy Pty Limited(5),(13)	Australia
Epic Energy Australia Pty Limited(5)	Australia
Epic Energy Queensland Pty Limited(5)	Australia
Epic Energy South Australia Pty Limited(5)	Australia
Epic Energy Corporate Shared Services
Pty Limited(5)	Australia

Name	Country of Incorporation
Epic Energy (East) One Pty Limited(5)	Australia
Epic Energy Northern Territory Pty Limited(5)	Australia
Epic Energy (Pilbara Pipeline) Pty Limited(5)	Australia
Epic Energy (WA) One Pty Limited(5)	Australia
Westpac Resources and Infrastructure Pty Limited	Australia
Westpac Syndications Management Pty Limited	Australia
Westpac Unit Trust	Australia
WIML Services Pty Limited(18)	Australia
Tavarua Funding Trust IV(3)	USA
The Mortgage Company Pty Limited	Australia
The Home Loan Partnership Pty Limited	Australia
The Home Loan Partnership Trust	Australia
WBC Group Investment Trust	Australia
Westpac Alpha Pty Limited	Australia
Westpac Bank-PNG-Limited(6)	PNG
Westpac Bank of Tonga(6)	Tonga
Westpac Bank Samoa Limited(6)	Western Samoa
Westpac Capital Corporation	USA
Westpac Capital Holdings Inc	USA
Westpac Capital Trust I	USA
Westpac Capital Trust III	USA
Westpac Capital Trust IV(3)	USA
Westpac Equity Holdings Pty Limited	Australia
Altitude Administration Pty Limited	Australia
Westpac Altitude Rewards Trust	Australia
Altitude Rewards Pty Limited	Australia
Autodirect Pty Limited	Australia
Pacific Structured Funding Limited	Australia
PersonalDirect Limited	Australia
Qvalent Pty Limited	Australia
Westpac Financial Consultants Limited	Australia
Westpac Financial Services Group Limited	Australia
BT Financial Group Pty Limited	Australia
BT Australia Pty Limited	Australia
BT Australia Corporate Services Pty Limited	Australia
BT Finance Pty Limited	Australia
BT Nominees Pty Limited	Australia
Chifley Services Pty Limited	Australia
BT Funds Management Limited	Australia
BT Finance and Investments Pty Limited	Australia
Oniston Pty Limited	Australia
BT Life Limited(12)	Australia
BT Portfolio Services Limited	Australia
BT Investor Services Pty Limited	Australia
BT Financial Group (NZ) Limited	New Zealand
BT Funds Management (NZ) Limited(15)	New Zealand
BT Funds Management No.2 Limited(4)	Australia
BT Investment Management No.2 Limited(4)	Australia
Hargrave Investments Pty Limited	Australia
Westpac Custodian Nominees Limited	Australia
Westpac Financial Services Limited	Australia
Westpac Financial Services Group -NZ-Limited(3)	New Zealand
Westpac Life-NZ-Limited(16)	New Zealand
Westpac Nominees-NZ-Limited(16)	New Zealand
Westpac Superannuation Nominees-NZ-Limited(16)	New Zealand
Westpac Funds Management Limited	Australia
Stockland Direct Office Trust No.1(3)	Australia
BT Investment Management No.3 Pty Limited(4)	Australia
Westpac Life Insurance Services Limited(12)	Australia
Westpac Securities Administration Limited	Australia
Westpac Information Technology Services Pty Limited	Australia
Westpac General Insurance Services Limited(4)	Australia
Westpac Equity Pty Limited	Australia
A.F.G. Insurances Limited(18)	Australia
Westpac General Insurance Limited	Australia
Westpac Lenders Mortgage Insurance Limited	Australia
Westpac Private Equity Pty Limited	Australia
Westpac Securities Limited	Australia
Net Nominees Limited	Australia
Westpac Securitisation Management Pty Limited	Australia
Westpac Structured Management Pty Limited	Australia
Westpac Training Services Pty Limited	Australia
Westpac Financial Holdings Pty Limited(4)	Australia
BT Securities Limited(17)	Australia
BT (Queensland) Pty Limited(17)	Australia
Westpac First Trust	Australia
Westpac Funding Holdings Pty Limited	Australia
Tavarua Funding Trust I	USA
Tavarua Funding Trust III	USA
Westpac Institutional Holdings Pty Limited	Australia
Hastings Funds Management Limited(6)	Australia
CHIF Investments Pty Limited(3)	Australia
Hastings Development Fund Limited	Australia
Hastings Forests Australia Pty Limited(3)	Australia
Hastings Private Equity Fund IIA Pty Limited(3)	Australia
Hastings Private Equity Fund IIB Pty Limited(3)	Australia
Westpac Investment Holdings Pty Limited	Australia
Westpac Leasing Nominees Pty Limited	Australia
Westpac Leasing Nominees-Vic.-Pty Limited	Australia
Westpac Leasing Pty Limited	Australia
Westpac Matching Gifts Limited	Australia
Westpac OMG Holdings Pty Limited(18)	Australia
Westpac Overseas Holdings Pty Limited	Australia
A.G.C. (Pacific) Limited	PNG
Westpac Americas Inc.	USA
Westpac Investment Capital Corporation	USA
Westpac USA Inc.	USA
Southern Cross Inc.	USA
Westpac Banking Corporation (Jersey) Limited	Jersey
Westpac Finance (HK) Limited	Hong Kong
WFAL No.1 Loan Trust	Hong Kong
Westpac Group Investment-NZ-Limited	New Zealand
Westpac Holdings-NZ-Limited	New Zealand
Augusta (1962) Limited	New Zealand
Augusta Equities Limited	New Zealand
TBNZ Limited	New Zealand

Name	Country of Incorporation
TBNZ Capital Limited	New Zealand
TBNZ Developments Limited	New Zealand
TBNZ Investments Limited	New Zealand
TBNZ Equity Limited	New Zealand
TBNZ Investments (UK) Limited	UK
The Home Mortgage Company Limited	New Zealand
The Warehouse Financial Services Limited(6)	New Zealand
Westpac (NZ) Investments Limited	New Zealand
Westpac Capital-NZ-Limited	New Zealand
Aotearoa Financial Services Limited	New Zealand
Sfaka Investments Limited	New Zealand
TB Group Trustees Limited	New Zealand
Westpac Fund Acceptances-NZ-Limited	New Zealand
Westpac Lease Discounting-NZ-Limited	New Zealand
Bag Inns Two Limited	New Zealand
Westpac Operations Integrated Limited	New Zealand
Westpac Financial Synergy Limited	New Zealand
Westpac Overseas Investments Limited	New Zealand
Westpac Finance Limited	New Zealand
WestpacTrust Securities NZ Limited(7)	New Zealand
Pacific Structured Funding NZ Limited	New Zealand
Westpac Overseas Funding Pty Limited	Australia
Westpac Securities Inc	USA
Westpac Singapore Limited	Singapore
Westpac Properties Limited	Australia
Collins Wales Pty Limited	Australia
Westpac Property Investments Pty Limited(11)	Australia
Westpac Second Trust	Australia
Westpac Structured Products Limited	Australia
Westpac Tasman No.1 Pty Limited	Australia
Westpac Tasman No.2 Pty Limited	Australia

Notes

(1)               Controlled entities shown in bold type are owned directly by Westpac.

(2)               50.0% of the equity or issued units in Pitco Pty Limited, Biralo Pty Limited and The Pitco Trust are held directly by Westpac Property Investments Pty Limited. The other 50.0% interest is held directly by Westpac.

(3)              Incorporated or formed during the 2004 financial year.

(4)              During the 2004 financial year, the following controlled entities names changed:

•	BT Funds Management No.2 Limited	(Formerly Sagitta Wealth Management Limited)
•	BT Investment Management No.2 Limited	(Formerly Sagitta Investment Management Limited)
•	BT Investment Management No.3 Pty Limited	(Formerly Westpac Investment Management Pty Limited)
•	Halcyon Securities Limited	(Formerly Westpac Structured Investments Limited)
•	Westpac Financial Holdings Pty Limited	(Formerly MFS Services Pty Limited)
•	Westpac General Insurance Services Limited	(Formerly Westpac Insurance Services (Brokers) Limited)

(5)              Purchased during the financial year.

(6)               All entities listed in this note are wholly owned controlled entities except the following:

	Percentage Owned
	2004	2003
Coogee Finance Pty Limited	99.9%	99.9%
Diversified Security Investments LLC	99.9%	99.9%
Hastings Funds Management Limited	51.0%	51.0%
SCRaP Note Trust	0.0%	70.0%
The Warehouse Financial Services Limited	51.0%	51.0%
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac Bank of Tonga	60.0%	60.0%
Westpac Bank Samoa Limited	93.5%	93.5%

(7)              Overseas companies predominantly carry on business in the country of incorporation, except for WestpacTrust Securities NZ Limited, which predominantly operates through its London Branch. For unincorporated entities, ‘Country of Incorporation’ refers to the country where business is carried on. The financial years of all controlled entities are the same as that of Westpac.

(8)              24.9% of the equity in Diversified Security Investments LLC is held directly by Enfield Downs Pty Limited. 75.0% of the equity is held directly by Oakjet Pty Limited.

(9)              50.0% of the equity in Piccadilly of Sydney Pty Limited, Sarnia Pty Limited, The Swan Trust and Vicpac Chatswood Pty Limited is held directly by Sixty Martin Place (Holdings) Pty Limited. The other 50.0% interests are held directly by Westpac.

(10)        5.0% of the equity in Westpac Equipment Finance (No.1) Pty Limited is held directly by Teuton Pty Limited.

(11)        Less than 1% of equity in Westpac Property Investments Pty Limited is held directly by Westpac Properties Limited.

(12)        The following unit trusts have been consolidated where ownership has exceeded 50% as at 30 September 2004. These unit trusts have a balance date of 30 June and were not consolidated as at 30 September 2003.

		Percentage Owned 2004
BT Institutional Australian Shares Fund	(Formerly BT Australian Equity Fund)	87.8%
BT Institutional Enhanced Global Fixed Interest Fund	(Formerly Westpac Sector Pool-International Fixed Interest Fund)	59.4%
BT Institutional Global Shares Fund	(Formerly Westpac Sector Pool-International Shares Fund)	62.9%
Wholesale Multi-Manager Balanced Fund		69.8%
Wholesale Multi-Manager Diversified Shares Fund		55.1%
Wholesale Multi-Manager Growth Fund		56.7%

(13)        30.0% of the equity of Epic Energy Pty Limited is held directly by Epic Energy East Pipelines Trust, 40.0% is held directly by Biobond Pty Limited and 30.0% is held directly by CNGI Australia Pty Limited.

(14)        54.1% of the equity of Belliston Pty Limited is held directly by CBA Limited. 45.9% of the equity is held directly by Westpac Equity Holdings Pty Limited.

(15)        During the financial year the following companies were amalgamated:

•                       Westpac Investment Management-NZ-Limited with BT Funds Management (NZ) Limited

(16)        During the financial year the following companies ceased to be wholly owned controlled entities of Westpac Holdings-NZ-Limited and became wholly owned controlled entities of Westpac Financial Services Group-NZ-Limited:

•                       Westpac Life-NZ-Limited

•                       Westpac Nominees-NZ-Limited

•                       Westpac Superannuation Nominees-NZ-Limited

(17)        During the financial year the following companies ceased to be wholly owned controlled entities of BT Australia Pty Limited and became wholly owned controlled entities of Westpac Financial Holdings Pty Limited:

•                       BT Securities Limited

•                       BT (Queensland) Pty Limited

(18)        In voluntary liquidation.

(19)        80.6% of the partnership interest of Liverpool Apold Partnership is held directly by Renwick & Spring LLP.  19.4% of the partnership interest is held directly by Westpac Asian Lending Pty Limited.

(20)        86.6% of the equity in Tasman LLC is held directly by Terrigal LLC. 13.4% of the equity is held directly by Westpac Asian Lending Pty Limited.

(21)        89.9% of the partnership interest in White Chapel Partnership is held directly by Tasman LLC. 10.1% of the partnership interest is held by Westpac Asian Lending Pty Limited.

The following controlled entities were disposed of during the financial year:

•	52 Collins St Pty Limited	Deregistered
•	Bag Inns Limited (sold for consideration of $47 million. The profit on sale was nil)	Sold
•	Broadbeach International Holding Trust	Terminated
•	Carseldine Pty Limited	Deregistered
•	Claremont Bond Pty Limited	Deregistered
•	Diversified Investments LLC	Liquidated
•	Glenunga Pty Limited	Deregistered
•	Hastings Utilities Trust (sold for consideration of $105 million. The profit on sale was $6 million)	Sold
•	Hesse Pty Limited	Deregistered
•	Howlong Pty Limited	Deregistered
•	Huben Holdings Pty Limited	Deregistered
•	Loy Yang B Agencies Pty Limited	Deregistered
•	Maliny Pty Limited	Deregistered
•	Ormiston Pty Limited	Deregistered
•	Pranbrooke Pty Limited	Deregistered
•	S.A.L. Financial Services Pty Limited	Deregistered
•	SCRaP Note Trust (sold for $29 million. The profit on sale was nil)	Sold
•	Westpac Finance Pty Limited	Deregistered
•	Wistow Pty Limited	Deregistered

Note 39.  Other Group investments

The Group had a significant non-controlling shareholding in the following entities as at 30 September 2004:

	Country where Business is Carried on	Beneficial Interest %	Carrying Amount $m	Nature of Business
Australian Petroleum Investments Pty Limited	Australia	45.0	—	Energy
Bronte Finance Pty Limited	Australia	20.0	—	Investment company
Cardlink Services Limited	Australia	16.7	1	Card clearing system
Cash Services Australia Pty Limited	Australia	33.3	—	Cash logistics
Electronic Transaction Services Limited	New Zealand	25.0	—	Credit card processing
JDV Limited(1)	Australia	28.8	7	Broking technology and processing
McGrath Limited	Australia	20.0	4	Property
Mondex Australia Pty Limited	Australia	25.0	—	Smart card operations
Mondex New Zealand Limited	New Zealand	20.0	—	Smart card operations
Stockland Direct Office Trust No.1 Sub Trust	Australia	50.0	—	Property
Visa New Zealand Limited	New Zealand	15.4	—	Credit card provider
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0	—	Employee assistance foundation
Westpac Staff Superannuation Plan Pty Limited	Australia	50.0	—	Corporate trustee

(1)          On 17 October 2003 JDV Limited was renamed from Hartleys Limited.

During the 2004 financial year the Group’s interests in the following investments ceased to be significant:

•                  50.0% interest in Krava Nominees Pty Limited was liquidated;

•                  50.0% interest in The Bayview Harbour Unit Trust was terminated;

•                  50.0% interest in The Runaway Bay Unit Trust was terminated;

•                  35.0% interest in Global Renewables Limited was sold for consideration of $29 million. The profit on sale was nil;

•                  22.5% interest in Yieldbroker Pty Limited was sold for consideration of less than $1 million. The profit on sale was less than $1 million; and

•                  19.5% interest in ElectraNet Pty Limited ceased to be held as a result of selling a controlled entity during the year.

In terms of the contribution to the results of the Group, the above investments are not material, either individually or in aggregate.

Note 40.  Related party disclosures

Directors’ interests in contracts

As required by the Corporations Act 2001, some Directors have given notice that they hold office in specified companies and as such are to be regarded as having an interest in any contract or proposed contract which may be made between Westpac and those companies.

All other transactions with Directors, Director-related entities and other related parties are conducted on an arm’s length basis in the normal course of business and on commercial terms and conditions. These transactions principally involve the provision of financial and investment services.

Ultimate parent

Westpac Banking Corporation is the ultimate parent company of the Group.

Controlled entities

Transactions between Westpac and its controlled entities during the 2004 financial year have included the provision of a wide range of banking and other financial facilities, some of which have been on commercial terms and conditions, others have been on terms and conditions which represented a concession to the controlled entities. Details of amounts paid to or received from related parties, in the form of dividends or interest, are set out in notes 3 and 4.

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

Westpac and its controlled entities are exempt, subject to certain conditions, by ASIC Class Order 98/110 from the requirement to disclose the detail of certain loans or financial instrument transactions made by a bank to related parties (other than directors, specified executives and entities they control or significantly influence) in the ordinary course of banking business and either on an arm’s length basis or with the approval of the shareholders of the relevant entity and its ultimate parent entity. The Class Order does not apply to a loan or financial instrument transaction which a director should be reasonably aware that if not disclosed, would have the potential to adversely affect the decisions made by users of the financial statements about allocation of scarce resources.

A condition of the Class Order is that Westpac must lodge a statutory declaration, signed by two directors, with ASIC confirming that Westpac has appropriate systems of internal controls and procedures in place to provide assurance that any financial instruments transaction of a bank which is not entered into regularly is drawn to the attention of the directors so that it may be disclosed.

All financial instrument transactions that have occurred during the financial year between the directors and Westpac were conducted on an arm’s length basis in the ordinary course of business and on commercial terms and conditions. These transactions were trivial or domestic in nature and consisted principally of normal personal banking and financial investment services.

Note 41.  Director and executive disclosures

Directors of Westpac during the financial year ended 30 September 2004 were:

Leon Davis (Chairman)

David Morgan (Managing Director and Chief Executive Officer)

Gordon Cairns (appointed 8 July 2004)

Barry Capp (retired 12 December 2003)

David Crawford

Sir Llewellyn Edwards

Ted Evans

Carolyn Hewson

Helen Lynch

Peter Wilson (appointed 31 October 2003)

The Executives (other than Directors) with the greatest authority for strategic direction and management (specified executives) during the year ended 30 September 2004 were:

Ilana Atlas	Group Executive, People and Performance
Philip Chronican	Chief Financial Officer
David Clarke	Chief Executive Officer, BT Financial Group
Philip Coffey	Group Executive, Westpac Institutional Bank
Michael Coomer	Group Executive, Business and Technology Solutions and Services
Michael Pratt	Group Executive, Business and Consumer Banking
Ann Sherry	Chief Executive Officer, New Zealand and Pacific Banking

Details of Remuneration

Details of the nature and amount of each element of the emoluments of Westpac’s Directors for the year ended 30 September 2004 are as follows:

Non-executive Directors:

			Post Employment
		Primary benefits		Retirement		Total	Retirement
	Notes	Fixed Remuneration	Superannuation Guarantee	Benefit Accrued During the Year	Total	Retirement Benefit Accrued	Benefit Paid During the Year
		$	$	$	$	$	$
Leon Davis		443,385	—	360,971	804,356	1,220,687	—

Gordon Cairns	(6),(9)	40,325	2,718	—	43,043	—	—

Barry Capp	(1),(3),(4),(7)	37,000	2,750	27,699	67,449	—	540,626

David Crawford	(1),(4),(5)	146,115	11,147	106,749	264,011	157,718	—

Sir Llewellyn Edwards	(1),(4)	146,115	11,147	107,996	265,258	640,942	—

Ted Evans	(1),(4),(5)	146,115	11,147	132,892	290,154	223,905	—

Carolyn Hewson	(1),(4),(5)	141,038	11,147	62,811	214,996	73,325	—

Helen Lynch	(2),(4)	161,231	11,147	87,004	259,382	520,550	—

Peter Wilson	(3),(4),(6),(8)	189,701	10,313	—	200,014	—	—

Total Non-executive Directors		1,451,025	71,516	886,122	2,408,663	2,837,127	540,626

(1)   Includes fees paid to chairpersons of board committees.

(2)   Includes fees for services provided as chairman of Westpac Staff Superannuation Plan.

(3)   Includes fees for serving on a subsidiary board.

(4)   Westpac pays the superannuation guarantee charge in relation to its eligible Non-executive Directors appointed prior to July 2003 and pays the statutory superannuation guarantee payment for any Non-executive Directors appointed after July 2003.

(5)   Not presently entitled to retirement benefit as less than three years of service have been completed.

(6)   Not entitled to retiring benefit.

(7)   Retired effective 12 December 2003.

(8)   Appointed effective 31 October 2003.

(9)   Appointed effective 8 July 2004.

Managing Director and Chief Executive Officer:

	Primary Benefits				Post
			Cash		Employment	Equity
		Short	Settled	Non-	Super-	Compensation
	Fixed Remuneration	Term Incentive	Long Term Incentive	monetary Benefits(1)	annuation Benefits(2)	Options(3)	Performance Share Rights(3)	Total
	$	$	$	$	$	$	$	$
David Morgan	1,675,000	3,000,000	765,000	44,435	708,087	2,398,698	354,934	8,946,154

(1)   Non monetary benefits reflect costs relating to the Chief Executive Officer’s employment agreement renewal.

(2)   Superannuation benefits are calculated based on notional surchargeable superannuation contributions (as determined by the Plan’s actuary).

(3)   Equity compensation is based on the amortisation over the vesting period (normally three years) at the fair value at grant date of share options, performance options and performance share rights that were granted during the four years ending 30 September 2004. Details of equity-based instruments granted in prior years have been disclosed in previous annual reports and the assumptions used in valuing securities granted during 2004 are summarised in the notes to the table outlining options and performance share rights granted during the year.

Total Directors

Primary Benefits
			Cash		Post Employment
		Short	Settled	Non-	Super-	Retirement	Equity Compensation
	Fixed Remuneration	Term Incentive	Long Term Incentive	monetary Benefits	annuation Benefits	Benefit Accrued During the Year	Options	Performance Share Rights	Total
	$	$	$	$	$	$	$	$	$
Total	3,126,025	3,000,000	765,000	44,435	779,603	886,122	2,398,698	354,934	11,354,817

Details of the nature and amount of each element of the emoluments of specified executives for the year ended 30 September 2004 are as follows:

		Primary Benefits			Post Employment	Equity
			Short	Non-	Super-	Compensation
	Notes	Fixed Remuneration(1)	Term Incentive(2)	monetary Benefits(4)	annuation Benefits	Options(3)	Performance Share Rights(3)	Total
		$	$	$	$	$	$	$
Ilana Atlas		554,175	405,000	3,123	51,508	366,802	287,959	1,668,567

Philip Chronican	(3)	543,750	765,000	3,090	134,010	855,808	608,789	2,910,447

David Clarke		825,000	935,000	6,801	—	1,379,208	844,440	3,990,449

Philip Coffey		587,500	750,000	3,090	54,586	494,581	477,437	2,367,194

Michael Coomer		624,737	600,000	169,481	58,211	536,859	424,800	2,414,088

Michael Pratt		738,250	955,000	28,844	—	392,801	531,055	2,645,950

Ann Sherry	(3),(6)	550,000	600,000	234,664	127,400	527,293	394,294	2,433,651

Total		4,423,412	5,010,000	449,093	425,715	4,553,352	3,568,774	18,430,346

(1)   Fixed remuneration is the total cost to Westpac of salary and salary sacrificed benefits (including motor vehicles, parking, etc. and associated fringe benefits tax).

(2)   Short term incentive (STI) figures reflect annual performance awards accrued but not yet paid in respect of the year ended 30 September 2004.  The amount above is the entire STI relating to performance for the year.  For specified executives, where actual STI exceeds their target STI, the portion of STI in excess of target is deferred.  Amounts paid in each year in respect of deferred STI are not included as part of the executive’s remuneration.  Further details on deferred STI amounts are provided in the following table.

(3)   Superannuation benefits are calculated based on notional surchargeable superannuation contributions (as determined by the Plan’s actuary).

(4)   Non monetary benefits are determined on the basis of the cost to Westpac (including associated fringe benefits tax, where applicable) and include annual health checks, death and total and permanent disability insurance, relocation and living away from home expenses and staff discount on Westpac products.

(5)   Equity compensation is based on the amortisation over the vesting period (normally two or three years) of the fair value at grant date of share options, performance options and performance share rights that were granted during the four years ending 30 September 2004.  Details of equity-based instruments granted in prior years have been disclosed in previous annual reports and the assumptions used in valuing securities granted during 2004 are summarised in the notes to the table outlining options and performance share rights granted during the year.

(6)   Includes loan benefit as detailed later in this note.

Cash deferred short term incentive payments

For specified executives, where actual short term incentive exceeds target short term incentive, the portion in excess of target is deferred.  The deferral period is up to three years from the first payment date. A portion of the deferred short term incentive payment becomes due each year as long as the executive remains in employment with Westpac. If the executive resigns from Westpac prior to the payment date for any reason other than retirement, the deferred amount is subject to forfeiture. Interest is applied to the balance outstanding each year and paid annually. The interest rate is based on the 365-swap mid market rate. This rate is set at the time of the deferral. The interest rates that apply for deferrals in previous years range from 5.25% to 5.38%. The table below summarises current deferrals, inclusive of interest payable:

	New Amount to be Deferred	Deferral Balance	Future Amounts Payable	Payment Date
Ilana Atlas	105,000	144,452	9,646	December 2004
			50,046	December 2005
			47,747	December 2006
			37,013	December 2007

Philip Chronican	215,000	358,943	57,455	December 2004
			128,350	December 2005
			97,350	December 2006
			75,788	December 2007

David Clarke	400,000	588,887	73,667	December 2004
			225,740	December 2005
			148,480	December 2006
			141,000	December 2007

Philip Coffey	170,000	194,672	1,929	December 2004
			67,960	December 2005
			64,858	December 2006
			59,925	December 2007

Michael Coomer	75,000	107,181	12,155	December 2004
			40,748	December 2005
			27,840	December 2006
			26,438	December 2007

Michael Pratt	375,000	868,874	174,578	December 2004
			312,395	December 2005
			249,713	December 2006
			132,188	December 2007

Ann Sherry	150,000	295,499	67,912	December 2004
			97,982	December 2005
			76,730	December 2006
			52,875	December 2007

Non-executive Directors remuneration framework

Fees and equity participation

Fees and payments to Non-executive Directors are determined with regard to the need to maintain appropriately experienced and qualified Board members and in accordance with competitive pressures in the marketplace. The remuneration policy is designed:

•      to attract and retain directors;

•      to motivate directors to achieve Westpac’s business objectives; and

•      to align the interests of directors with the long term interests of shareholders.

The Non-executive Director fees and payments were last reviewed in February 2003. The Board seeks the advice of independent remuneration consultants to ensure Non-executive Directors’ fees and payments are appropriate and in line with the market. The Chairman’s fees are determined by the Board on recommendation from the Board Remuneration Committee, independently to the fees of other Non-executive Directors, and based on comparative roles in the external market. The Chairman is not present at any discussions relating to determination of his own remuneration.

Fee pool

Non-executive Directors’ fees are determined within an aggregate Directors’ fee pool limit, which is periodically approved by shareholders. Shareholders last approved a pool of $2.5 million in December 2003. During the year ending 30 September 2004, $1,464,056 of the fee pool was utilised.

Directors’ fees

The current base remuneration was last reviewed with effect from 1 January 2003. Non-executive Directors’ base fees are $125,000 per Director per year for Directors first appointed on or before 3 July 2003. Directors appointed after 3 July 2003 currently receive $183,459 per annum.  This amount is calculated on a base annual fee of $125,000, a premium of 37.5% to compensate for the removal of the retiring allowance and the value of statutory superannuation equal to the superannuation guarantee maximum contribution payable by Westpac. The Chairman receives remuneration of $440,000 per year, inclusive of Committee fees. Non-executive Directors who chair a committee receive additional yearly fees of $20,000 per Committee. Additional fees are also payable to Directors for their membership on subsidiary boards. There is currently no differentiation between the fees for the Chairs of the various Committees. To encourage and recognise equal workload and contribution, no additional payments are presently made for membership of Committees or attendance at Committee meetings.

Equity participation

Non-executive Directors do not receive share options. Non-executive Directors may opt each year to receive a percentage of their fees in Westpac shares, which are acquired on-market at market price. Shareholders approved this arrangement in December 2000. Non-executive Directors have voluntarily agreed to build up a shareholding in Westpac equal in value to at least 100% of annual base fees, generally over the course of their tenure.

Retiring allowance

On 3 July 2003, the Board resolved to remove retiring allowances for Non-executive Directors appointed after 3 July 2003 without affecting the entitlements of existing Non-executive Directors appointed prior to that date.

There are currently six Non-executive Directors who were first appointed prior to July 2003. These Directors continue to be eligible to receive retiring allowances after serving for more than three years in accordance with a service agreement which was approved by shareholders at the 1989 Annual General Meeting. Where the Director’s period of service is:

•      less than three years, the Director is not entitled to a retiring allowance;

•      at least three years but less than five years, the Director is entitled to a proportion of the retiring allowance that the Director would have been entitled to had the Director served for a period of five years. That proportion being the same proportion as the period the Director’s service bears to five years;

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

Superannuation

Westpac pays the superannuation guarantee charge in relation to its eligible Non-executive Directors appointed prior to July 2003. Superannuation guarantee payments are included in the total fees for any Non-executive Directors appointed after July 2003.

Chief Executive Officer remuneration arrangements

David Morgan’s contract was renewed effective 1 March 2004 and is for a fixed term ending on 31 December 2007.

The contract covers both fixed remuneration, as well as short and long term incentives. The terms of the contract are linked to Westpac’s performance and the majority of the total potential remuneration is at risk and subject to strict performance criteria.

Fixed remuneration

David Morgan’s fixed remuneration is set at $1.7 million per annum for the term of the contract.

Short term incentive

David Morgan is entitled to annual short term incentive payments if performance criteria determined by the Board are met. These performance criteria include effective leadership and management, financial criteria, implementation of business and strategic plans, employee commitment, customer satisfaction, corporate governance and reputation criteria. The short term incentive payments may be adjusted up or down in line with under or over achievement against the target performance levels, at the discretion of the Board up to a maximum of 200% of target short term incentive.

The short term incentive targets are the following percentage of fixed remuneration:

12 month period ended 30 September 2004 – 100%

12 month period ending 30 September 2005 – 110%

12 month period ending 30 September 2006 – 120%

12 month period ending 30 September 2007 – 130%

Long term incentive

David Morgan is entitled to long term incentives in accordance with the Chief Executive Officer Securities Agreement 2003, which was approved by shareholders in December 2003. The incentives are designed to align David Morgan’s financial interests with those of shareholders. The agreement results in rewards only if shareholders have benefited from Westpac’s performance and was designed to comply with the Investment and Financial Services Association (IFSA) Guidance Note on Executive Share and Option Schemes.

The agreement provides for:

•      the grant of performance options to David Morgan in three tranches of 713,000 options each, on 1 March 2004,1 March 2005 and 1 March 2006 and a fourth tranche of 594,167 options on 1 December 2006; and

•      the grant of performance share rights to David Morgan in three tranches of 218,000 performance share rights each on 1 March 2004,1 March 2005,1 March 2006 and a fourth tranche of 181,667 performance share rights on 1 December 2006.

Since his appointment on 1 March 1999 the Chief Executive Officer has received options and share rights under three separate agreements: the 1999 Chief Executive Share Option Agreement (as amended), the Chief Executive Share Option Agreement 2001and the Chief Executive Securities Agreement 2003. Shareholders approved the terms of each agreement at general meetings on 2 September 1999, 13 December 2001 and 11 December 2003 respectively. The key terms of each agreement are summarised below.

	CEO 2003 Securities Agreement	CEO 2001 Share Option Agreement(1)	CEO 1999 Share Option Agreement
Type of security	Performance options and performance share rights	Share options	Share options

Date introduced	March 2004	March 2002	March 1999

Performance measurement

Relative TSR compared to the 50 largest listed companies on the ASX by market capitalisation at the commencement of the performance period (excluding Westpac itself, property trusts and specified resources companies)

Initial performance testing period	Three years	Three years	Three years

Maximum performance testing period	Three years	Five years	Five years

Performance election rights	Performance election rights not available	Yes	Yes

History of performance election	Performance election rights not available	Not yet relevant	Performance election rights were not used

Minimum vesting schedule	Less than 50th percentile = nil vests	First tranche: less than 25th percentile = nil vests(1) Second tranche: less than 50th percentile = nil vests(1)	Less than 25th percentile = nil vests

Maximum vesting schedule	More than or equal to 75th percentile = 100% of grant vests	Same as for CEO 2003 Securities Agreement	Same as for CEO 2003 Securities Agreement

TSR measurements to date	Not yet relevant	Not yet relevant	2002 = 71st percentile 2003 =71st percentile 2004 = 73rd percentile

Plan status	Current plan, grants still to take place in March 2005, March 2006 and December 2006. First performance measurement due March 2007	Legacy plan, last grant took place in March 2003. First performance measurement due March 2005	Legacy plan, all grants have been measured against their performance hurdles as set out above

(1)   Shareholders approved a minimum performance hurdle requiring Westpac’s total shareholder return to be at or above the 25th percentile performance of the peer group. However, in February 2003 the Board determined, with the agreement of the CEO, that the minimum performance hurdle applying to the second tranche would require Westpac’s total shareholder return to be at or above the median performance of the peer group.

Before his appointment to the role of Chief Executive Officer in 1999, David Morgan was awarded 500,000 stock appreciation rights. The stock appreciation rights were granted on 2 September 1997 at a nominal price of $7.89 per right (the issue price). The stock appreciation rights vested in September 2000 and have an expiry date of 1 September 2007. Under the stock appreciation rights the holder receives a cash payment equal to the amount by which the closing price of Westpac’s ordinary shares exceeds the issue price as at close of business on the ASX on the date the rights are exercised.

Other benefits – superannuation

David Morgan is a member of the defined benefit section of Westpac’s staff superannuation fund. Under the terms of the Chief Executive Employment Agreement David Morgan is contractually required to make a 5% contribution each year towards his superannuation benefits and Westpac meets the remainder of the cost. On this basis, under the fund, David Morgan’s superannuation benefits increase at a rate of 18% of final average salary (average superannuation salary over the last three years of employment) for each year of service.

On leaving employment, David Morgan’s superannuation salary will take into account his annual fixed remuneration, annual short term incentive, and in accordance with the provisions of the Chief Executive Employment Agreement, an eventual cash payment associated with the stock appreciation rights.

Termination benefit

The Chief Executive Employment Agreement provides for the payment of accrued but unpaid fixed remuneration, awarded but unpaid short term incentive payments and the reimbursement of reasonable business expenses in the event of David Morgan’s employment ceasing for reasons of death, total and permanent disablement, resignation, retirement without Board consent and termination without cause.

In the event of resignation with board consent, without cause or for poor performance, the Employment Agreement also provides for payment of up to an additional 12 months fixed remuneration. An additional payment at the discretion of the Board may also be payable in the event of disablement and a pro-rated additional short term incentive payment may also be payable in the event of resignation with Board consent or termination without cause. An insurance benefit is also payable in the event of death or total and permanent disablement.

The Employment Agreement also provides full details of the rights that accrue in relation to pre-existing benefits (superannuation benefits and stock appreciation rights granted in 1997) and rights accruing for long term incentives under the Chief Executive Securities Agreement 2003 if David Morgan’s employment ceases.

Under the Chief Executive Share Option Agreement 2001 the Board has discretion to permit the exercise of options, in whole or in part, (and to impose conditions) notwithstanding that performance requirements or other conditions have not been met if employment ceases due to death, disablement or sickness or if employment ceases due to resignation.

All options granted under the Chief Executive Share Option Agreement 1999 (as amended) have been measured against their performance hurdles and some are now vested and remain unexercised. David Morgan retains the right to exercise these vested options for specified time periods after his employment ceases. The time periods differ depending upon the reason for the termination of employment.

Executive reward framework

Westpac’s executive reward framework sets the parameters for remuneration of Group Executives (who are the CEO’s direct reports) and General Managers (who are the direct reports of Group Executives). The framework follows global best practice in seeking to align executive reward and performance with shareholder value.

The framework jointly aligns the interests of both shareholders and program participants, as follows:

Alignment to Shareholders’ Interests	Alignment to Program Participants’ Interests
Has economic profit(1) as a core component of plan design	Rewards capability and experience

Focuses on sustained growth in share price and earnings and share price by incorporating reward for relative total shareholder return over two or three years	Reflects competitive reward for contribution to shareholder growth

Attracts and retains high calibre executives	Provides a clear structure for earning rewards

Provides recognition for contribution

(1)   Economic profit is defined as net profit attributable to equity holders adjusted for certain non-cash items less an assigned capital charge

The framework has four components providing a mix of fixed pay and variable (‘at risk’) pay:

•      fixed remuneration;

•      short term performance incentives;

•      long term equity-linked performance incentives; and

•      other compensation such as superannuation.

The cost and value of these components comprises total remuneration and is considered as a whole.

Target short term and long term incentives are approved for each executive annually. Targets are set by referencing data provided by independent remuneration consultants to ensure the levels of expected pay and performance reflect market practice. Incentives are payable only if minimum financial and non-financial Key Performance Indicators (KPIs) are achieved.

As executives gain seniority, the balance between fixed and ‘at risk’ remuneration shifts to a higher proportion of at risk remuneration through performance incentives.

Fixed remuneration

Executives are offered a competitive base pay. Base pay is reviewed annually against market data for comparable roles, performance and experience. The market data is provided by independent remuneration consultants. Adjustments to base pay are made based on increases to role scope, pay position relative to comparable market pay and performance in the role.

Short term incentives

Economic profit is the major financial performance condition for Westpac Group Executives and General Managers short term incentives.  For executives with line of business responsibilities this includes Group and/or Business Unit economic profit. For executives in support functions financial performance conditions may also include functional unit expense management. Economic profit performance is assessed against the target performance level. Target performance is set as the average of external analyst expectations of Westpac performance. This target-setting method is used because it is an objective method.

Annual, dollar based, short term incentive targets are set for all Group Executives and General Managers and actual short term incentives are based on achievement against a performance scoreboard.

Performance scoreboards are agreed for all Group Executives and General Managers. The scoreboards contain a mix of Group and/or Line of Business financial performance together with individual financial and non-financial KPIs.

Non-financial KPIs are included as performance conditions for executive remuneration. Non-financial KPIs ensure the needs of key stakeholders, including Westpac customers and employees and the broader community, are also addressed. Independent customer and employee surveys are used to ensure objective assessment of performance. Non-financial KPIs also include strategic initiatives for the Group which although they may not immediately impact financial performance, are critical to Westpac’s future success.

For future performance years the payment range for all Group Executives and General Managers will be 0% to 200% of target short term incentive. For 2003/04 the potential range of short term incentive outcome against target is summarised below

Group Executives with line of business responsibility	0% to 191% of target short term incentive
Group Executives with Group responsibility	13% to 188% of target short term incentive
Chief Financial Officer	25% to 175% of target short term incentive
General Managers	0% to 200% of target short term incentive

On recommendation from the CEO the Board can apply discretion in actual short term incentive payments for the Group Executives within a 33% range of the scoreboard outcome. This discretion is to factor in such issues as behavioural values employed and demonstrated, extraneous market conditions and necessary but unforeseen changes to objectives.

Long term equity-linked performance incentives

Westpac’s long term incentives balance executive retention and corporate performance by providing Group Executives and General Managers with a long term financial incentive to ensure Westpac has a healthy and growing share price and delivers sustained growth in value for shareholders.

Dollar based long term incentive targets are set for each Group Executive and General Manager and the final long term incentive amount allocated to each executive is wholly discretionary and at risk.

Total Shareholder Return over two or three years is used as the performance condition for Westpac’s equity linked long term incentive schemes because it aligns Westpac’s executive remuneration with long term shareholder returns. Relative, rather than absolute, Total Shareholder Return over two or three years is used to ensure Westpac executives are not rewarded for the windfall benefits of a buoyant market. External service providers assess whether the performance hurdles have been met using established parameters and adjusting for any capital events.

Other benefits – superannuation

Executives are generally provided with superannuation at the Superannuation Guarantee Contributions rate, currently 9%, of the applicable base pay via one of Westpac’s staff superannuation funds.

Specified executives – employment contracts

It is Group policy that employment contracts for the specified executives (this excludes the Chief Executive Officer) are unlimited in term but capable of termination on up to 12 months notice. The Group retains the right to terminate the contract immediately by making a payment in lieu of notice.

Remuneration and other terms of employment for the specified executives are formalised in the employment contracts.

The contracts include provision for performance related short term incentives, death and total and permanent disability cover up to $600,000, an annual health check, and participation, when eligible, in the Westpac Performance Plan.

Generally, agreements contain the following termination and notice provisions:

•      termination and change of control: if employment is terminated without cause up to six months after change in control, payment in lieu based on 1.5 times fixed remuneration package.

•      termination and notice period: 12 months notice. Payment in lieu based on fixed remuneration package.

Certain specified executives, because of grandfathered contractual benefits or due to individual circumstances, have different provisions in their agreements relating to remuneration and notice periods.

These are set out below:

Executive	Description
Philip Chronican	•	superannuation salary includes annual short term incentive payments, if any
David Clarke	•	six months notice period
Philip Coffey	•	six months notice period
Michael Coomer	•	six months notice period
	•	living, travel and accommodation expenses whilst the executive is required to live away from his normal place of residence
Michael Pratt	•	six months notice period
Ann Sherry	•	provisions relating to current secondment to New Zealand, including relocation, travel, living and accommodation expenses and taxation services
	•	superannuation salary includes annual short term incentive payments, if any

Equity based instruments

Equity based remuneration granted and vesting during the year

Details of the equity-based remuneration granted and vesting during the year for the Chief Executive Officer and each of the specified executives are:

	Type of Equity Based Instrument	Number Vested During the Year	Number Granted During the Year(1)	Grant Date	First Possible Vesting Date	Exercise Price	Expiry Date	Fair Value per Instrument(2)
						$		$
David Morgan	Option	954,000	713,000	1 Mar 2004	1 Mar 2007	16.71	1 Mar 2014	2.06
	Share Right	—	218,000	1 Mar 2004	1 Mar 2007	—	1 Mar 2014	8.37

Ilana Atlas	Option	90,910	137,362	21 Jan 2004	21 Jan 2007	16.34	21 Jan 2014	2.29
	Share Right	—	38,071	21 Jan 2004	21 Jan 2006	—	21 Jan 2014	10.08

Philip Chronican	Option	320,809	265,567	21 Jan 2004	21 Jan 2007	16.34	21 Jan 2014	2.29
	Share Right	—	73,604	21 Jan 2004	21 Jan 2006	—	21 Jan 2014	10.08

David Clarke	Option	90,910	320,512	21 Jan 2004	21 Jan 2007	16.34	21 Jan 2014	2.29
	Share Right	—	88,832	21 Jan 2004	21 Jan 2006	—	21 Jan 2014	10.08

Philip Coffey	Option	90,910	210,622	21 Jan 2004	21 Jan 2007	16.34	21 Jan 2014	2.29
	Share Right	—	58,375	21 Jan 2004	21 Jan 2006	—	21 Jan 2014	10.08

Michael Coomer	Option	—	183,150	21 Jan 2004	21 Jan 2007	16.34	21 Jan 2014	2.29
	Share Right	—	50,761	21 Jan 2004	21 Jan 2006	—	21 Jan 2014	10.08

Michael Pratt	Option	—	293,040	21 Jan 2004	21 Jan 2007	16.34	21 Jan 2014	2.29
	Share Right	—	81,218	21 Jan 2004	21 Jan 2006	—	21 Jan 2014	10.08

Ann Sherry	Option	227,275	178,571	21 Jan 2004	21 Jan 2007	16.34	21 Jan 2014	2.29
	Share Right	—	49,492	21 Jan 2004	21 Jan 2006	—	21 Jan 2014	10.08

(1)   Options and share rights granted during the year have been granted to David Morgan under the 2003 Chief Executive Securities Agreement and the specified executives under the Westpac Performance Plan.  Details of the Westpac Performance Plan are set out in note 26.

(2)   The fair value of performance options and performance share rights included in the tables above have been independently calculated at grant date using a Binomial/Monte Carlo simulation pricing model.  The assumptions included in the 1 March 2004 awards to the Chief Executive Officer include a risk free interest rate of 5.4%, a dividend yield on Westpac shares of 4.6% and a volatility in the Westpac share price of 18.1%.  The assumptions included in the 21 January 2004 awards under the Westpac Performance Plan include a risk free interest rate of 5.6%, a dividend yield on Westpac shares of 4.5% and a volatility in the Westpac share price of 18.3%.  Other assumptions include volatilities of, and correlation factors between, share price movements of the ranking group members and Westpac, which are used to assess the impact of performance hurdles.  Performance options and performance share rights have been valued assuming an expected life after the vesting date of one year.

Ordinary shares provided on exercise of instruments

Details of the ordinary shares provided during the year as a result of equity based compensation instruments to the Chief Executive Officer and each of the specified executives were:

	Number of Ordinary Shares	Amount Paid per Share
		$

David Morgan	700,000	10.83

Ilana Atlas	—	n/a

Philip Chronican	184,444	13.85
	136,365	13.32

David Clarke	600,000	12.39

Philip Coffey	—	n/a

Michael Coomer	—	n/a

Michael Pratt	—	n/a

Ann Sherry	45,000	10.85
	98,000	10.60
	35,000	9.57

Options and rights holdings

The following table sets out the details of options and performance share rights held during the year by the Chief Executive Officer and each of the specified executives of the Group. The options and performance share rights held do not include performance options and performance share rights in respect of the 2004 remuneration review that had not been issued at 30 September 2004.

Name	Type of Equity Based Instrument	Number Held at Start of Year	Number Granted During the Year as Remuneration	Number Exercised During the Year	Number Lapsed During the Year	Number Held at End of Year	Number Vested and Exercisable at End of Year
David Morgan	Option	4,423,580	713,000	700,000	46,000	4,390,580	1,477,580
	Share Right	—	218,000	—	—	218,000	—

Ilana Atlas	Option	518,567	137,362	—	9,090	646,839	185,096
	Share Right	35,081	38,071	—	—	73,152	—

Philip Chronican	Option	1,132,209	265,567	320,809	29,191	1,047,776	—
	Share Right	79,597	73,604	—	—	153,201	—

David Clarke	Option	2,433,080	320,512	600,000	9,090	2,144,502	445,450
	Share Right	120,870	88,832	—	—	209,702	—

Philip Coffey	Option	569,496	210,622	—	9,090	771,028	90,910
	Share Right	61,909	58,375	—	—	120,284	—

Michael Coomer	Option	498,591	183,150	—	—	681,741	—
	Share Right	56,013	50,761	—	—	106,774	—

Michael Pratt	Option	298,591	293,040	—	—	591,631	—
	Share Right	56,013	81,218	—	—	137,231	—

Ann Sherry	Option	905,687	178,571	178,000	22,725	883,533	227,275
	Share Right	50,116	49,492	—	—	99,608	—

Shareholdings

The following table sets out details of Westpac ordinary shares held by the Non-executive Directors during the year:

	Notes	Number Held at Start of Year	Other Changes During the Year	Number Held at End of Year	Number Held non- beneficially at Start of Year	Number Held non- beneficially at End of Year

Leon Davis	(1)	17,189	14,903	32,092	117,034	112,834

Gordon Cairns	(2)	—	—	8,506	—	—

Barry Capp	(3)	14,338	—	—	117,034	—

David Crawford		7,789	1,722	9,511	—	—

Sir Llewellyn Edwards	(1)	3,572	439	4,011	117,034	112,834

Ted Evans		4,000	540	4,540	—	—

Carolyn Hewson		2,670	2,180	4,850	—	—

Helen Lynch		17,340	1,628	18,968	—	—

Peter Wilson	(4)	—	61	1,259	—	—

(1)   Certain Directors have relevant interests (non-beneficial) in shares and shares subject to warrants, held beneficially by a staff/community related fund of which those Directors are trustees.

(2)   Gordon Cairns was appointed a Director on 8 July 2004.

(3)   Barry Capp retired from the Board on 12 December 2003.

(4)   Peter Wilson was appointed a Director on 31 October 2003 and holds 8,000 New Zealand Class shares, 4,000 of which were acquired during the year ended 30 September 2004.

The following table sets out details of Westpac ordinary shares held by the CEO and the specified executives year ending 30 September 2004:

	Number Held at Start of Year	Number Received on Exercise of Equity Instruments	Other Changes During the Year	Number Held at End of Year	Number Held non- beneficially at Start of Year	Number Held non- beneficially at End of Year

David Morgan	959,732	700,000	(675,000)	984,732	—	—

Ilana Atlas	11,318	—	575	11,893	2,000	2,000

Philip Chronican	375,000	320,809	(187,000)	508,809	—	—

David Clarke	61,303	600,000	(597,854)	63,449	—	—

Philip Coffey	310,587	—	(69,994)	240,593	—	—

Michael Coomer	17,246	—	18,065	35,311	—	—

Michael Pratt	—	—	—	—	—	—

Ann Sherry	82,999	178,000	(177,967)	83,032	—	—

Loans to Directors and Specified Executives

Westpac and its controlled entities are exempt, subject to certain conditions, by ASIC Class Order 98/110 from the requirement to disclose the detail of certain loans or financial instrument transactions made by a bank to related parties (other than directors, specified executives and entities they control or significantly influence) in the ordinary course of banking business and either on an arm’s length basis or with the approval of the shareholders of the relevant entity and its ultimate parent entity. The Class Order does not apply to a loan or financial instrument transaction which a director should be reasonably aware that if not disclosed, would have the potential to adversely affect the decisions made by users of the financial statements about allocation of scarce resources.

A condition of the Class Order is that Westpac must lodge a statutory declaration, signed by two directors, with ASIC confirming that Westpac has appropriate systems of internal controls and procedures in place to provide assurance that any financial instruments transaction of a bank which is not entered into regularly is drawn to the attention of the directors so that it may be disclosed.

All financial instrument transactions that have occurred during the financial year between the directors and Westpac were conducted on an arm’s length basis in the ordinary course of business and on commercial terms and conditions. These transactions were trivial or domestic in nature and consisted principally of normal personal banking and financial investment services.

Details of loans to Directors and specified executives of the Westpac Group are:

	Balance at Start of Year	Interest Paid and Payable for the Year	Interest Not Charged	Balance at End of Year	Number in Group at End of Year
	$	$	$	$	$
Directors	1,289,692	72,566	—	1,541,770	4
Specified executives	5,178,550	303,018	8,478	4,827,897	4

Individuals with loans above $100,000 during the financial year:

	Balance at Start of Year	Interest Paid and Payable for the Year	Interest Not Charged	Balance at End of Year	Highest Indebtedness During the Year
	$	$	$	$	$
Directors
Sir Llewellyn Edwards	547,490	40,200	—	584,222	649,730
Ted Evans	142,202	8,799	—	600,419	662,660
Helen Lynch	600,000	22,810	—	350,000	600,000
Specified Executives
Philip Chronican	1,122,829	62,470	—	1,030,770	1,145,684
David Clarke	2,576,797	171,354	—	2,500,000	2,577,528
Philip Coffey	457,157	20,052	—	314,891	457,157
Ann Sherry	1,021,767	49,142	8,478	982,236	1,021,767

Summary terms and conditions

As at 30 September 2004, there are no Directors or specified executives with loans on non-commercial terms.

During the year, Ann Sherry had a loan with Westpac that has been evaluated as being on non-commercial terms. Ann Sherry was in receipt of lending benefits relating to her transfer in May 1999 from Melbourne to Sydney at the request of Westpac and prior to her appointment as a specified executive in 2000. Although other employees in Westpac have similar loan arrangements, the Westpac policy conditions require the employee to salary sacrifice towards the cost of the loan and this requirement was waived for Ann Sherry. As a result of the salary sacrifice waiver, the loan is deemed to be on non-commercial terms.

The loan amount at 1 October 2003 was $674,895 and the interest rate was 3.45%, moving to 3.71% on 2 January 2004. The grandfathered benefit ceased in May 2004 and Ann Sherry is repaying the balance of the loan on ordinary commercial terms.

Note 42.  Capital adequacy

APRA has responsibility for the prudential supervision of Authorised Deposit-taking Institutions (ADI), life and general insurance companies and superannuation funds in Australia.

Australia’s risk-based capital adequacy guidelines are generally consistent with the approach agreed upon by the Basel Committee on Banking Supervision.

Australian banks are required to maintain a minimum ratio of capital to risk weighted assets of 8%. At least half of this capital must be in the form of ‘Tier 1’ capital. Subject to certain limitations, Tier 1 capital consists of equity, including paid-up share capital, retained profits, certain reserves, and other equity instruments, less the deduction of certain intangible assets, including capitalised expenditure, and retained earnings in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes. The balance of eligible capital is defined as ‘supplementary’ or ‘Tier 2’ capital. Supplementary capital includes, subject to limitations, general provision for bad and doubtful debts, mandatory convertible notes, perpetual floating rate notes and like instruments, and term subordinated debt provided such term debt is not in excess of 50% of Tier 1 capital. Certain deductions are made for holdings of other banks’ capital instruments and the balance of capital invested in insurance and funds management controlled entities not already deducted at the Tier 1 capital level. Deductions are made for any capital invested or guarantees or similar support provided to entities involved in securitisation activities or commercial operations.

	Consolidated
	2004	2003
	$m	$m
Eligible capital and relevant ratios as at 30 September
Tier 1 capital
Total equity	16,317	13,996
Outside equity interests in managed investment schemes(1)	(1,408)	—
Hybrid capital in excess of tier 1 limit	(95)	(40)
Dividends provided for capital adequacy purposes	(805)	(734)
Goodwill (excluding funds management entities)	(1,259)	(1,278)
Net future income tax benefit	(280)	(298)
Estimated reinvestment under dividend reinvestment plan(2)	145	191
Retained earnings, reserves and goodwill in life and general insurance, funds management and securitisation entities	(1,405)	(1,363)
Equity in captive lenders mortgage insurance entities	(62)	(45)
Equity in entities not operating in the field of finance	—	(91)
Capitalised expenditure(3)	(269)	—
Total Tier 1 capital	10,879	10,338
Tier 2 capital
Hybrid capital in excess of tier 1 limit	95	40
Subordinated undated capital notes	546	573
General provision for bad and doubtful debts	1,487	1,393
Future income tax benefit related to general provision	(447)	(399)
Eligible subordinated bonds, notes and debentures	3,865	3,951
Total Tier 2 capital	5,546	5,558
Total Tier 1 and Tier 2 capital	16,425	15,896
Deductions:
Capital in life and general insurance, funds management and securitisation entities	(829)	(836)
Capital in controlled commercial operations	(297)	—
Net qualifying capital	15,299	15,060
Risk weighted assets	158,489	142,909
Tier 1 capital ratio	6.9%	7.2%
Tier 2 capital ratio	3.5%	3.9%
Deductions	(0.7)%	(0.6)%
Total capital ratio	9.7%	10.5%

(1)   This is not considered eligible capital for APRA purposes. Refer note 1(h)v to the financial statements.

(2)   The amount is derived from reinvestment experience on the Group’s dividend reinvestment plan.

(3)   From 1 July 2004 APRA required capitalised expenditure to be taken as a deduction against Tier 1 capital.

In determining risk weighted assets, assets (including off-balance sheet exposures) are weighted according to notional credit risk. Classes of asset are assigned a risk weighting according to the amount of capital required to support that asset. Four categories of risk weights (0%, 20%, 50%, 100%) are applied to the different types of assets. For example, cash, bullion, claims on the Reserve Bank of Australia (RBA) and Commonwealth of Australia securities have a zero risk weighting, meaning that no capital is required to support the holding of these assets. Loans to corporations and individuals carry a 100% risk weighting, meaning that they must be supported by minimum capital equal to 8% of the amounts outstanding. Other asset categories have intermediate weighting’s, such as loans secured by residential housing mortgages which generally carry a 50% weighting and claims on other Australian and other OECD banks which carry a 20% weighting. For loans secured by residential housing mortgages approved after 5 September 1994, where the loan-to-valuation ratio is in excess of 80%, a 100% risk weight applies; except where the loan is 100% mortgage insured through an acceptable lender’s mortgage insurer. Off-balance sheet exposures are taken into account by applying different categories of ‘credit conversion factors’ to arrive at credit equivalent amounts, which are then weighted in the same manner as balance sheet assets according to counterparty, except that, in respect of derivatives a maximum weighting of 50% for corporations and individuals normally applies.

APRA also requires ADI’s to assess capital adequacy in respect of market risk in their trading book. Required capital for market risk is calculated on standard models or on internal models approved by APRA.

	Balance		Risk	Risk Weighted Balance
	2004	2003	Weight	2004	2003
	$m	$m		$m	$m
Risk weighted assets
on-balance sheet assets
Cash, claims on the RBA, Australian Commonwealth Government securities under one-year and other zero-weighted assets(1)	26,067	31,268	0%	—	—
Claims on OECD banks and local governments	16,806	11,863	20%	3,361	2,373
Loans secured by residential mortgages and other 50% weighted assets	112,122	96,331	50%	56,061	48,165
All other assets	78,815	70,940	100%	78,815	70,940
Total on balance sheet assets - credit risk(2)	233,810	210,402		138,237	121,478

	Contract or Notional Amount		Credit Equivalent Amount		Risk Weighted Balance
	2004	2003	2004	2003	2004	2003
	$m	$m	$m	$m	$m	$m
Gross off-balance sheet exposures - credit risk	1,058,170	987,377	38,086	42,745	20,246	22,388
Netting of off-balance sheet exposures	(581,331)	(457,370)	(6,866)	(8,556)	(1,821)	(2,245)
Total off-balance sheet exposures - credit risk	476,839	530,007	31,220	34,189	18,425	20,143
Total risk weighted assets - credit risk					156,662	141,621
Risk adjusted assets - market risk					1,827	1,288
Total risk weighted assets					158,489	142,909

(1)   Other zero-weighted assets included gross unrealised gains on derivative financial instruments of $8,150 million (2003 $12,907 million) which were included in the credit equivalent amount of off-balance sheet exposures and trading securities of $9,698 million (2003 $8,793 million) which in turn were included in the market risk calculation.

(2)   Life insurance assets of $12,957 million (2003 $10,522 million) were not consolidated for capital adequacy purposes.

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

The statements of cash flows comply with International Accounting Standard 7 Cash Flow Statements.

	Consolidated			Parent Entity
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Reconciliation of net profit attributable to equity holders of Westpac Banking Corporation to net cash provided by operating activities
Net profit attributable to equity holders of Westpac Banking Corporation	2,539	2,183	2,192	2,099	2,619
Adjustments:
Outside equity interests	40	8	5	—	—
Depreciation and goodwill amortisation	427	413	373	325	313
Increase/(decrease) in sundry provisions and other non-cash items	3,153	898	(480)	2,382	(802)
Bad and doubtful debts	341	411	377	339	407
(Increase)/decrease in other financial market asset and liabilities	(767)	1,023	2,544	(471)	2,991
(Increase)/decrease in trading securities	(135)	1,759	(791)	206	1,795
(Increase)/decrease in accrued interest receivable	(95)	(66)	(38)	(104)	(44)
Decrease/(increase) in accrued interest payable	255	(44)	(195)	186	(57)
(Decrease)/increase in provision for income tax	(309)	(227)	(19)	(292)	(274)
(Decrease)/increase in provision for deferred income tax	(136)	166	(323)	(64)	114
Decrease/(increase) in future income tax benefits	181	(432)	(140)	(83)	(324)
Decrease in excess of net market value over net assets of a controlled entity	—	—	261	—	—
Net cash provided by operating activities	5,494	6,092	3,766	4,523	6,738

Details of assets and liabilities of controlled entities and businesses acquired

On 2 June 2004, Westpac acquired a 100% holding in three strategically placed natural gas transmission pipeline assets via a trust structure. The assets are expected to be sold to investors in Australia via the Hastings Diversified Utilities Trust.

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

Provisions for restructuring covering the integration of the business into Westpac’s existing wealth management business and rationalisation of existing processing and administration functions have been booked as a pre-acquisition cost in BTFG or a provision in Westpac, as applicable.  The principal costs associated with the restructuring are staff redundancy payments, retention bonuses for key Westpac and BTFG staff, surplus lease space and system rationalisation costs.

On 16 October 2002, Westpac acquired a 51% shareholding in Hastings Funds Management Limited (Hastings) for $36 million. Further payments are contingent upon Hastings financial and operating performance over the next two years.

On 1 June 2002, Westpac acquired the business of Rothschild Australia Asset Management Limited (RAAM) for $323 million. The payment was funded from existing financing sources. The assets acquired and liabilities assumed have been measured at their fair values at 1 June 2002, including adjustments to bring accounting policies onto a consistent basis with those of Westpac.

	Consolidated			Parent Entity
	2004	2003	2002	2004	2003
	$m	$m	$m	$m	$m
Controlled entities and businesses acquired
Details of assets and liabilities of controlled entities and businesses acquired are as follows:
Investment securities	—	70	—	—	—
Life insurance assets	—	2,432	—	—	—
Fixed assets	645	29	4	—	—
Other assets	15	139	34	—	—
Life insurance policy liabilities	—	(2,378)	—	—	—
Provisions	(5)	—	—	—	—
Other liabilities	(108)	(430)	(40)	—	—
Fair value of entities and businesses acquired	547	(138)	(2)	—	—
Goodwill (refer note 15)	—	964	330	—	—
Minority interest	—	(3)	—	—	—
	547	823	328	—	—
Cash consideration and acquisition costs	(576)	(965)	(328)	—	—
Cash acquired	29	142	—	—	—
Cash paid on acquisition (net of cash acquired)	(547)	(823)	(328)	—	—
Controlled entities and businesses disposed
Details of assets and liabilities of controlled entities and businesses disposed of are as follows:
Cash at bank	—	—	458	—	—
Loans	—	62	9,485	—	—
Fixed assets	—	—	28	—	—
Other investments	158	—	—	158	—
Other assets	47	298	131	—	296
Deposits	—	—	(8,105)	—	—
Other liabilities	—	—	(154)	—	—
Outside equity interests	(46)	—	—	(46)	—
Net assets of entities and businesses disposed	159	360	1,843	112	296
Gain on disposal(1)	6	—	751	6	—
Cash consideration (net of sale costs)	165	360	2,594	118	296

(1)   The net profit on the sale of shares in Australia Guarantee Corporation and certain assets of Australian Guarantee Corporation (N.Z.) Limited was $751 million before tax and $754 million after a tax credit of $3 million.

Equity transactions

Shares issued under the dividend reinvestment plan amounted to $309 million in the year ended 30 September 2004 (2003 $382 million, 2002 $275 million).

Securitised loans

	Consolidated
	2004	2003
	$m	$m
Cash flows from securitised loans
Summarised cash flows received from securitisation trusts
Proceeds from new securitisations	241	247
Servicing fees received	8	12
Residual income from securitisation trusts	15	25
Other	(57)	(103)
Total cash flows received from securitisation trusts	207	181

Note 44.  Events occurring after reporting date

On 29 October Westpac announced the signing of an underwriting agreement with respect to an Initial Public Offering (IPO) of the Hastings Diversified Utilities trust structure (the Trusts). The IPO will result in the Group losing control of the Trusts and the natural gas pipeline assets they hold subsequent to balance date.

There will be no significant impact on the financial performance of the Group as a result of the transaction.

Note 45.  Reconciliation with US Generally Accepted Accounting Principles (US GAAP)

The consolidated financial statements of the Group are prepared in accordance with Generally Accepted Accounting Principles (GAAP) applicable in Australia which differs in some material respects from Generally Accepted Accounting Principles in the United States (US GAAP).

The following are reconciliations of net profit, shareholders’ equity, total assets and total liabilities applying US GAAP instead of Australian GAAP.

		Consolidated
		2004	2003	2002
		$m	$m	$m
Statement of income
Net profit as reported under Australian GAAP		2,539	2,183	2,192
Items having an effect of increasing (decreasing) reported income (related tax impact of item shown separately)
(i)	Premises and sites	64	(106)	15
(ii)	Amortisation of goodwill	164	163	1
(ii)	Goodwill fair value adjustments	47	—	—
	Related income tax expense	(14)	—	—
(iii)	Superannuation (pension) expense	29	64	274
	Related income tax expense	(9)	(19)	(83)
(v)	Wealth management	(24)	(17)	124
	Related income tax credit/(expense)	7	5	(24)
(vi)	Write-down of available-for-sale securities	(16)	(37)	149
(viii)	Employee share option compensation (under APB 25)	(4)	(15)	(8)
	Employee share option compensation (under SFAS 123)	(34)	(27)	(9)
	Employee share plan compensation (under SFAS 123)	(18)	—	—
(ix)	Distributions on other equity instruments	—	(41)	(48)
(ix)	Other debt instruments - interest	(161)	(36)	—
(ix)	Other debt instruments - foreign exchange gain	14	—	—
(ix)	Deconsolidation of trust preferred structures (under FIN 46R)	147	—	—
(ix)	Initial adoption of FIN 46R	5	—	—
(xi)	Start-up cost adjustment	—	—	24
	Related income tax expense	—	—	(7)
(xii)	Other non-financial assets	34	7	(39)
	Related income tax credit/(expense)	6	3	(19)
(xiii)	Software capitalisation	—	(4)	(11)
	Related income tax credit	—	2	3
(xiv)	Derivative instruments (under SFAS 133)	(5)	(111)	(13)
	Related income tax credit	2	26	4
(xv)	Difference in carrying value of controlled entity sold	—	—	7
(xvi)	Restructuring costs	(2)	(79)	67
	Related income tax credit/(expense)	1	23	(20)
Net income according to US GAAP		2,772	1,984	2,579
Adjustments to determine other comprehensive income under US GAAP (net of tax)
	Foreign currency translation	(11)	(156)	(76)
(ix)	Other debt instruments - FCTR adjustment	(55)	—	—
(vi)	Unrealised net gain/(loss) on available-for-sale securities	70	156	(104)
(vi)	Reclassification adjustment for (gains)/losses now included in net income	—	34	—
Total comprehensive income according to US GAAP		2,776	2,018	2,399
Earnings per share (cents) according to US GAAP
Basic		150.2	108.8	142.3
Diluted		147.5	108.4	141.5
Weighted average number of ordinary shares (millions)		1,846	1,824	1,812
Non-interest expenses as reported		4,104	3,926	3,995
Adjustments: (refer following commentary for details)
Item No.
(i)	Premises and sites	5	1	—
(ii)	Amortisation of goodwill	(164)	(163)	(1)
(iii)	Superannuation (pension) expense	(29)	(64)	(274)
(viii)	Employee share option and share plan compensation	56	42	17
(xi)	Start-up cost	—	—	(24)
(xii)	Other non-financial assets	(7)	(7)	(7)
(xiii)	Software capitalisation	—	4	11
(xvi)	Restructuring costs	2	79	(67)
Non-interest expenses according to US GAAP		3,967	3,818	3,650

Tax effect of each component of other comprehensive income:

	Consolidated
	2004			2003			2002
	Before Tax Amount	Tax (Expense)/ Benefit	After Tax Amount	Before Tax Amount	Tax (Expense)/ Benefit	After Tax Amount	Before Tax Amount	Tax (Expense)/ Benefit	After Tax Amount
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Available-for-sale securities adjustment:
Unrealised holding gains/(losses) arising during the year	72	(2)	70	157	(1)	156	(107)	3	(104)
Reclassification adjustment for (gains)/losses included in net income	—	—	—	34	—	34	—	—	—
Net available-for-sale securities adjustment	72	(2)	70	191	(1)	190	(107)	3	(104)
Other debt instruments - FCTR adjustment	(55)	—	(55)	—	—	—	—	—	—
Foreign currency translation adjustment	(11)	—	(11)	(156)	—	(156)	(76)	—	(76)
Total other comprehensive income	6	(2)	4	35	(1)	34	(183)	3	(180)

	Consolidated
	2004	2003	2002
	$m	$m	$m
Accumulated other comprehensive income balances
Foreign currency translation reserve
Balance at beginning of year	(73)	82	149
Transfers from retained profits	—	1	9
Foreign currency adjustments net of hedging	(11)	(156)	(76)
Other debt instruments - FCTR adjustment	(55)	—	—
Balance at year end	(139)	(73)	82
Available-for-sale securities
Balance at beginning of year	85	(105)	(1)
Adjustments	70	190	(104)
Balance at year end	155	85	(105)
Total other comprehensive income balances	16	12	(23)

		Consolidated
		2004	2003	2002
		$m	$m	$m
Statement of financial position
Total assets as reported under Australian GAAP		245,079	221,339	191,037
Adjustments: (refer following commentary for details)
Item No.
(i)	Premises and sites	(114)	(178)	(72)
(ii)	Goodwill	333	151	(12)
(iii)	Superannuation (pension) asset	294	266	202
(v)	Wealth management assets	(98)	(74)	(57)
(vi)	Available-for-sale securities	102	46	(108)
(xi)	Start-up costs	—	—	—
(xii)	Other non-financial assets	(11)	(69)	(39)
(xiii)	Capitalised software	(26)	(26)	(23)
(xiv)	Derivative instruments (under SFAS 133)	(20)	(14)	97
(x)	Provisions for bad and doubtful debts	201	219	207
(iv)	Deferred tax assets	99	108	106
(ix)	Consolidation of variable interest entity (FIN 46R)	5,642	—	—
(ix)	Deconsolidation of trust preferred structures (FIN 46R)	224	—	—
Total assets according to US GAAP		251,705	221,768	191,338
Total liabilities as reported under Australian GAAP		228,762	207,343	180,569
Adjustments: (refer following commentary for details)
Item No.
(vii)	Final dividend provided	—	—	(651)
(ix)	Other debt instruments	2,601	657	—
(xvi)	Restructuring provisions	—	13	(67)
(iv)	Deferred tax liabilities	142	134	208
(x)	Other liabilities	201	219	207
(ix)	Other equity instruments	—	1,597	465
(ix)	Consolidation of variable interest entity (FIN 46R)	5,641	—	—
	Outside equity interest as reported under Australian GAAP	1,429	31	17
	Outside equity interest as reported under US GAAP	1	—	—
Total liabilities according to US GAAP		238,777	209,994	180,748
Net assets according to US GAAP		12,928	11,774	10,590
Equity attributable to equity holders of Westpac Banking Corporation as reported under Australian GAAP		14,888	13,965	10,451
Adjustments: (refer following commentary for details)
Item No.
(i)	Premises and sites	(114)	(178)	(72)
(ii)	Goodwill	348	151	(12)
(iii)	Superannuation (pension) asset (net of tax)	206	186	141
(v)	Wealth management assets (net of tax)	(69)	(52)	(40)
(vi)	Available-for-sale securities	102	48	(105)
(vii)	Final dividend provided	—	—	651
(ix)	Other equity instruments	—	(1,597)	(465)
(ix)	Other debt instruments	(2,519)	(657)	—
(ix)	Deconsolidation of trust preferred structures (under FIN 46R)	142	—	—
(xi)	Start-up costs	—	—	—
(xii)	Other non-financial assets	(8)	(48)	(58)
(xiii)	Capitalised software	(18)	(18)	(16)
(xiv)	Derivative instruments (under SFAS 133)	(20)	(17)	68
(xvi)	Restructuring provisions	(10)	(9)	47
Equity attributable to equity holders according to US GAAP		12,928	11,774	10,590

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

Depreciation

Depreciation expense for Australian GAAP and US GAAP has been calculated using the straight line method of depreciation. Under Australian GAAP, depreciation expense is based on the carrying amount of the asset and is therefore higher for assets that have been revalued upwards. Depreciation expense has been adjusted to reflect depreciation based on original cost in the reconciliations of net income and shareholders’ equity under US GAAP.

Sale and leaseback

Under Australian GAAP where properties are sold under a leaseback arrangement any profit on sale is recognised immediately. Under US GAAP the profit on sale is spread over the term of the initial lease.

(ii)           Goodwill

The Group changed its accounting policy in respect of goodwill in the financial year ended 30 September 1987 to that set out in Note 1. Previously, goodwill on acquisition was charged in full to the Group’s statement of financial performance in the year of acquisition. Under US GAAP, prior to 1 October 2002, goodwill was capitalised and amortised over a useful life not exceeding 25 years. Thus, prior to 1 October 2002, adjustments have been made in the US GAAP reconciliation statement to restore goodwill previously written-off in full under Australian GAAP and to amortise such goodwill over 20 years.

Under US GAAP, effective 1 October 2002, the Group adopted Statement of Financial Accounting Standard (SFAS) 142 Goodwill and Other Intangible Assets. Under SFAS 142, goodwill is no longer amortised but reviewed for impairment annually, or more frequently if certain impairment indicators or triggers arise. Goodwill is tested for impairment at a ‘reporting unit’ level. Adjustments have been made to reverse the amortised goodwill in 2004 and 2003 in the reconciliations of net income, total assets and shareholders’ equity to US GAAP. If SFAS 142 requirements were applied to the year ended 30 September 2002 reported net income according to US GAAP of $2,579 million would have increased by $99 million to $2,678 million and earnings per share would have been 147.8 cents.

During the year ended 30 September 2004, the Group made fair value adjustments to the goodwill relating to the acquisition of BTFG on 31 October 2002. Under US GAAP goodwill should not be adjusted more than 12 months after the acquisition, any such adjustments should be recognised in reported earnings.

(iii)         Superannuation (pension) costs

For Australian GAAP purposes, the Group has adopted the principles of International Accounting Standard (IAS) 19 Employee Benefits in accounting for pension plans. The Group recognises the actuarially assessed surpluses in its principal pension plans as an asset in the statement of financial performance. The pension cost recognised in the statement of financial performance comprises the current service cost, an interest cost and an expected return on plan assets. In addition, actuarial gains or losses which result from annual actuarial valuations, which exceed 10% of the greater of the present value of the defined benefit plan’s obligations or the market value of the defined benefit plan assets, are spread on a straight line basis over the expected remaining working lives of plan members.

Under US GAAP, SFAS 87 Employers’ Accounting for Pensions is consistent with the principles of IAS 19, however previously unrecognised surpluses are not recognised immediately as assets. Upon initial application, such previously unrecognised surpluses are to be amortised to income, as an adjustment to pension expense, on a straight-line basis over the average remaining service period of plan members. If this period is less than 15 years, a 15 year amortisation period may be adopted.

Adjustments have been made to the US GAAP reconciliation statement to reverse the recognition of the asset under Australian GAAP and recognise the accumulated recognised surplus under US GAAP.

(iv)          Income taxes

Under Australian GAAP, tax benefits relating to tax losses are recognised only when they are ‘virtually certain’ of being realised. Realisation of benefits relating to other timing differences must be ‘beyond reasonable doubt’ before they can be recognised. US GAAP, SFAS 109 Accounting for Income Taxes) is not materially different from Australian GAAP except in relation to the criteria for recognition of future income tax benefits. SFAS109 adopts a lower level of probability, namely a ‘more likely than not’ threshold. Application of SFAS 109 does not materially impact the Group and no adjustment is required.

Australian GAAP allows offsetting of future income tax benefits and deferred tax liabilities, to the extent that they are expected to reverse within the same financial year. US GAAP does not allow this offset. The gross deferred tax asset and liability under Australian GAAP before valuation allowance and netting is $1,057 million and $181 million, respectively (2003 $1,235 million and $350 million, respectively).

	2004	2003
	$m	$m

Total deferred tax assets	958	1,131
Total valuation allowances recognised for deferred tax assets (1)	(120)	(112)
Deferred tax assets (future income tax benefits as per note 17)	838	1,019
Total deferred tax liabilities (refer note 21)	(110)	(246)
Net deferred tax assets	728	773
Net (increase)/decrease in the total valuation allowance during the year	(8)	30

(1)   This item comprises potential future tax benefits not brought to account under Australian GAAP because realisation is uncertain (refer note 17).

(v)           Wealth management

Embedded value

Following the restructure of the wealth management business on 30 September 2002, the Group no longer recognises the excess of the net market value of a controlled entity of the life company over the amount of the controlled entity’s net assets in the consolidated financial statements. As such on 30 September 2002, the accumulated excess of net market value over recognised net assets was reversed.

Under US GAAP the excess of the net market value over the amount of the controlled entity’s net assets is not recognised. As such from 1 October 2002 a US GAAP reconciliation adjustment for embedded value no longer arises.

Deferred acquisition costs

Under Australian GAAP, both fixed and variable acquisition costs related to the writing of new business can be deferred and recognised over the estimated life of the policy. The Group adopted this policy with effect from 1 October 2001. Prior to this date, acquisition costs associated with the Group’s life insurance and funds management activities were expensed as incurred.

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

(vi)          Investment securities

Under Australian GAAP, the Group’s investment securities are initially recorded at cost, and subsequently at cost adjusted for amortisation of any premium or discount and any recoverable amount write-down. Subject to the constraints of prudential and regulatory requirements, the Group’s investments would be generally classified as available-for-sale securities as defined by US GAAP (SFAS 115 Accounting for Certain Investments in Debt and Equity Securities). SFAS 115 requires that these securities be reported at fair value, with unrealised gains and losses (net of tax) included in comprehensive income and reported as a separate component of equity, unless an unrealised loss is considered to be an other than temporary diminution in value. The cost of securities sold or amounts reclassified out of accumulated other comprehensive income is specifically identified for the securities sold or reclassified in each reporting period.

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

(viii)       Employee share plan and share option remuneration

Under Australian GAAP, the Group has not recognised a cost for options, performance share rights and issued shares granted to employees under any of its share plans in the statement of financial performance.

Under US GAAP, in accordance with SFAS 123 Accounting for Stock-Based Compensation, as amended by SFAS 148 Accounting for Stock-Based Compensation – Transition and Disclosure, a compensation expense has been recognised for shares issued under the Employee Share Plan (ESP). In accordance with APB 25 Accounting for Stock Compensation, a compensation expense has been recognised for the Group’s variable stock option plans. This includes the General Management Stock Option Plan (GMSOP) and Chief Executive Share Option Agreement. In addition, effective from 1 October 2001, the Group has adopted the fair value method of accounting under SFAS 123. The fair value of options (including performance share rights) issued during the year is recognised in the statement of financial performance over their vesting period. As SFAS 123 does not require a compensation expense to be recognised for options granted before the initial adoption of this standard, the charge to the statement of financial performance in 2004, 2003 and 2002 does not include a component of amortisation of share option expense relating to options granted prior to 1 October 2001.

The effect on net income according to US GAAP and ordinary share earnings as if the fair value method had been applied to all outstanding and unvested grants is presented below:

	2004	2003	2002
	$m	$m	$m
Net income according to US GAAP - as reported	2,772	1,984	2,579
Add employee share option compensation included in reported net income	38	42	17
Deduct total share option compensation determined under the fair value method	(33)	(33)	(31)
Proforma net income according to US GAAP	2,777	1,993	2,565
Ordinary share earnings (cents)
Basic net income per share - as reported	150.2	108.8	142.3
Basic net income per share - proforma	150.5	109.3	141.6
Fully diluted net income per share - as reported	147.5	108.4	141.5
Fully diluted net income per share - proforma	144.5	108.9	140.8

(ix)          Variable interest entities

Westpac has adopted the provisions of FASB Interpretation Number 46R Consolidation of Variable Interest Entities (FIN 46R) effective 1 October 2003 for US GAAP purposes. The impact of adoption is summarised below.

Commercial paper conduit:

Westpac arranges finance for certain customer transactions through a commercial paper conduit, Waratah Receivables Corporation Pty Limited (Waratah). A letter of credit facility provided by Westpac on the commercial paper issued by the conduit represents a variable interest that results in Westpac being the primary beneficiary in accordance with FIN 46R. For US GAAP purposes, Westpac has consolidated Waratah and its controlled entities for the year ending 30 September 2004. The impact of consolidating Waratah has been to increase total assets by $5,642 million, total liabilities by $5,641 million and minority interest by $1 million. There has been no impact on net income for the period.

Trust preferred securities:

Westpac has issued hybrid Tier 1 capital instruments in the form of trust preferred securities through three dual trust structures. In accordance with FIN 46R Westpac does not have a variable interest in the trusts and therefore is not the primary beneficiary. As a result for US GAAP purposes, Westpac has deconsolidated the following trusts for the year ended 30 September 2004:

Instrument:	Trusts:

TOPrS	Westpac Capital Trust I and Tavarua Funding Trust I
FIRsTS	Westpac First Trust and Westpac Second Trust
2003 TPS	Westpac Capital Trust III and Tavarua Funding Trust III
2004 TPS	Westpac Capital Trust IV and Tavarua Funding Trust IV

The consequence of not consolidating the above trusts is that the convertible debentures issued by Westpac’s New Zealand branch to Tavarua Funding Trust I, Westpac Second Trust, Tavarua Funding Trust III and Tavarua Funding Trust IV are reflected as the outstanding securities.  For US GAAP purposes the convertible debentures are considered to be debt instruments.

The above has resulted in the following impact on the reconciliation with US GAAP:

•    effective 1 October 2003, distributions in respect of TOPrS and 2003 TPS are now classified as interest on other debt instruments instead of distributions on other equity instruments. Distributions in respect of FIRsTS are already classified as interest on other debt instruments;

•    effective 1 October 2003, issue costs in respect of TOPrS and 2003 TPS are now being amortised over the period to the first call date as part of interest on other debt instruments. Previously issue costs were netted against the proceeds as the instruments were classified as equity. Issue costs in respect of FIRsTS are already being amortised;

•    effective 1 October 2003, cross currency swaps entered into by Westpac with Tavarua Funding Trust I, Westpac Second Trust and Tavarua Funding Trust III are external transactions to the Group. The effect of movements in fair values of these swaps is shown as the impact of deconsolidation of trust preferred structures (under FIN 46R). Previously these swaps were internal to the Group and the effect of movements in fair values was eliminated on consolidation; and

•    From date of issue, distributions and amortisation of issue costs in respect of 2004 TPS have been classified as interest on other debt instruments. Foreign exchange gains or losses have been recognised in respect of the United States dollar convertible debentures and the foreign currency translation adjustment arising under Australian GAAP has been reversed.

The cumulative impact on the initial application of FIN 46R as of 1 October 2003 of amortising issue costs ($17 million charge) and the effect of movements in fair values, ($22 million gain) has been included as a separate item in the reconciliation with US GAAP. Per the transition guidance of FIN 46R prior periods are not restated.

(x)           General provision for bad and doubtful debts

Under Australian GAAP, the Group maintains a general provision for bad and doubtful debts which is treated as a deduction from loans. Included within this provision as at 30 September 2004 was an amount of $201 million (2003 $219 million) in respect of off-balance sheet credit related commitments. Under US GAAP this component of the provision would be included in other liabilities.

(xi)          Capitalised expenses

Under Australian GAAP, effective 1 October 2001, the Group changed its accounting policy in relation to start-up costs incurred in relation to certain outsourcing arrangements from a policy of capitalisation and amortisation to one of expensing such costs to the statement of financial performance as incurred. As such the Group wrote-off the carrying value of previously capitalised start-up costs resulting in a charge of $44 million to the statement of financial performance.

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

(xii)        Other non-financial assets

Under Australian GAAP, the gain on sale of certain other non-financial assets has been recognised as income. Under US GAAP, the sale of these non-financial assets have been been accounted for in a manner consistent with the principles of a sale and leaseback transaction as prescribed by SFAS 13 Accounting for Leases.

(xiii)       Capitalised software development costs

Under Australian GAAP, the Group capitalises certain indirect costs incurred in developing computer software. Under US GAAP these costs are expensed as incurred.

(xiv)        Accounting for derivative instruments and hedging activities

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

(xv)         Gain on sale of AGC

Following the sale of AGC, the gain recognised on sale differs between Australian GAAP and US GAAP as a result of previously recognised US GAAP differences.

(xvi)        Provision for restructuring

Under Australian GAAP, the provision for restructuring costs as at 30 September 2002 of $95 million included $67 million of provisions relating to the pending acquisition of BT Financial Group. As this transaction was not consummated as at the balance date of 30 September 2002, when the provision was raised for Australian GAAP purposes, under US GAAP this provision cannot be recognised. Under US GAAP these provisions were recognised in the year ended 30 September 2003 when the purchase of BT Financial Group was completed.

	2004	2003	2002
	$m	$m	$m
Statement of changes in US GAAP equity attributable to equity holders’
Balance at beginning of year	11,774	10,590	9,408
Increase/(decrease) in share capital	(160)	469	(10)
Premium on shares issued	—	—	340
Premium on shares bought back	—	—	(372)
Currency translation adjustments (net of hedging gains/losses)	(66)	(156)	(76)
Net income	2,772	1,984	2,579
Dividends provided for or paid	(1,518)	(1,345)	(1,266)
US GAAP adjustments for:
Employee share option compensation	56	42	17
Final dividend proposed for the current year	—	—	651
Final dividend proposed for the prior year	—	—	(577)
Available-for-sale securities	70	190	(104)
Balance at year end	12,928	11,774	10,590

Capital adequacy

As at 30 September 2004, the Group’s Tier 1 and total capital ratios were 6.9% and 9.7% respectively (2003 7.2% and 10.5% respectively) compared to the Australian Prudential Regulation Authority’s (APRA) minimum requirements of 4% and 8%.

Differences between the Australian and US definitions of Tier 1 and Tier 2 capital which would have a significant effect on the Group are:

i.                   Under APRA’s guidelines retained earnings, reserves and goodwill in life and general insurance, funds management and securitisation entities are deducted from Tier 1 capital. The remaining capital invested in such entities is deducted from the total capital. Under US guidelines 50% of the aggregate amount of investments in subsidiaries that are not consolidated for accounting or regulatory reporting purposes is deducted from Tier 1 capital. The remaining 50% is deducted from Tier 2 capital.

ii.                Under APRA’s guidelines the general provision for bad and doubtful debts, net of associated future income tax benefits, qualifies as Tier 2 capital. Under US guidelines, the associated future income tax benefit is not deducted from the general provision but, subject to exemption in (iii) below, is a direct deduction from Tier 1 capital to the extent that the future income tax benefit exceeds off-setting deferred tax liabilities; and

iii.             The US guidelines allow net future income tax benefits reversing within one year to be included in Tier 1 capital up to a bank’s projected annual income or 10% of core capital, whichever is less.

Certain differences between Australian GAAP and US GAAP, detailed above, also give rise to differences between Tier 1 capital calculated in accordance with Australian guidelines and Tier 1 capital calculated in accordance with US guidelines.

After adjusting for the above items and differences between Australian GAAP and US GAAP, the Group’s Tier 1 and total capital ratios, as at 30 September 2004, in accordance with US guidelines, was 6.9% and 10.2% respectively (2003 6.6% and 10.4% respectively). The Group’s leverage ratio for US GAAP purposes is 4.7% (2003 4.6%).

Superannuation (pension) expense

For the purpose of calculating net income in accordance with US GAAP, the Group has adopted SFAS 87 Employers’ Accounting for Pensions in respect of the Group’s principal pension plan for employees of Westpac in Australia. Effective from 31 May 2002, the AGC business, including the AGC pension plan, was sold. Other pension plans operated by the Group are not material.

In accordance with SFAS 87, the amount by which assets of the pension plan exceed the actuarial present value of projected benefit obligations is being applied as a reduction of net pension cost over 15 years.

The reconciliation of net income calculated in accordance with Australian GAAP to net income calculated in accordance with US GAAP for the years ended 30 September 2004, 2003 and 2002 included net superannuation (pension) credit adjustments after tax of $20 million, $45 million and $191 million respectively. The measurement date for the plan was 30 June 2004.

	Consolidated
	2004	2003	2002
	$m	$m	$m
The superannuation (pension) expense adjustments comprised:
Elimination of superannuation expense for Australian accounting purposes	100	87	245
Income tax applicable	(30)	(26)	(74)
	70	61	171
Recognition of a pension benefit /(cost) calculated in accordance with US GAAP	(71)	(23)	29
Income tax applicable	21	7	(9)
	(50)	(16)	20
Net adjustment	20	45	191
The pension benefit/(cost) calculated in accordance with US GAAP as at 30 June comprises:
Service cost	(50)	(52)	(61)
Interest cost	(73)	(82)	(81)
Return on assets	97	122	148
Net amortisation and deferral	16	41	73
Net periodic pension benefit/(cost)	(10)	29	79
Contributions to the accumulation plan	(61)	(52)	(50)
Net Group periodic pension benefit/(cost)	(71)	(23)	29
The following table presents the funded status of the Group’s principle pension plans as at 30 June
Change in benefit obligation
Benefit obligation at beginning of year	1,310	1,281	1,469
Net service cost	50	52	68
Member contributions	6	7	10
Interest cost	73	82	87
Actuarial gains/(losses)	12	8	(24)
Benefits and expenses paid	(120)	(120)	(217)
Divestitures	—	—	(112)
Benefit obligation at year end	1,331	1,310	1,281
Change in fair value of assets
Fair value of assets at beginning of year	1,457	1,666	2,184
Actual return on assets	232	(44)	(88)
Total contributions	6	7	10
Benefits and expenses paid	(120)	(120)	(217)
Contributions to the accumulation plan	(61)	(52)	(50)
Divestitures	—	—	(173)
Fair value of assets at year end(1)	1,514	1,457	1,666
Funded status at measurement date	183	147	385
Assets not recognised:
Transitional obligation assets	—	(79)	(159)
Unrecognised net loss	392	576	437
Unrecognised prior year service costs	3	7	11
Prepayment of pension costs	578	651	674
Accumulated benefit obligation	1,283	1252	1247

(1)          Included in the plan assets at 30 June 2004 are deposits with Westpac Banking Corporation totalling $27.7 million (2003 $5.0 million, 2002 $9.8 million)  and 2.2 million Westpac Banking Corporation ordinary shares (2003 2.6 million, 2002 2.2 million) having a total market value at that date of $37.7 million (2003 $42.9 million, 2002 $36.0 million).

Assumptions used in determining the projected benefit obligation as at 30 June 2004, 2003 and 2002 and in determining the pension benefit for the financial year ended on those dates determined with the assistance of actuaries included the following:

	2004	2003	2002
Pension benefit:
Assumed rate of return on plan assets	7.2%	6.8%	7.5%
Projected benefit obligation:
Average increase in future compensation levels(1)	3.6%	3.0%	3.5%
Discount rate	6.5%	5.7%	6.5%

(1)          Plus promotional scales equivalent to approximately 1%

Expected rate of return on assets assumptions

The assumed return on assets reflects the average rate of earnings expected to be earned in the long term on the plan’s assets. Accordingly this rate reflects the taxation on earnings, imputation credits from investments in Australian shares and also the need for reinvestment.

The expected returns on assets were calculated as the weighted average return based on the benchmark asset allocation and estimates of the expected future return in each sector in each asset class (consistent with the inflation assumption). The expected return on assets for active members is net of tax and the expected return on pensioner assets is gross of tax.

Asset allocation

Allocation as at 30 June	2004	2003	2002
International equity	32%	29%	29%
Australian equity	34%	37%	36%
Property	10%	10%	10%
Fixed interest	22%	22%	24%
Cash	2%	2%	1%
Total	100%	100%	100%

Investment strategy

The defined benefit plan’s investment strategy is set by the trustee directors in order to achieve a high long term rate of return which is expected to exceed inflation by at least 3.5% per annum over ten year periods. The investment strategy is also designed to achieve a 90% probability that a positive credited interest rate, taking into account smoothing over a four year period, is declared every year and maintaining a realisable value of the defined benefit plan’s assets above the value of past membership liabilities (value of benefits already accrued for all members plus the value of future pension payments).

The defined benefit plan’s long term investment strategy, is to invest assets as follows:

International equity	33%
Australian equity	34%
Property	8%
Fixed interest	23%
Cash	2%

Cash flows

Contributions

We do not expect to contribute to the defined benefits section of the Westpac Staff Superannuation Plan for the year ending 30 September 2005.

Estimated future benefit payments

The following benefit payments are expected to be paid:

$m
2005	149
2006	139
2007	137
2008	139
2009	133
2010-2014	629

The Group has no material obligations in respect of post-retirement employee benefits other than pensions.

	Consolidated
	2004	2003	2002	2001	2000
	$m	$m	$m	$m	$m
Computation of ordinary share earnings
Australian GAAP
Net income after deducting distributions on other equity instruments	2,385	2,108	2,144	1,852	1,672
Weighted average number of ordinary shares (millions)	1,846	1,824	1,812	1,801	1,883
Net income per share (cents)	129.2	115.6	118.3	102.8	88.8
Distributions on other equity instruments	154	75	48	51	43
US GAAP
Weighted average number of ordinary shares (millions)	1,846	1,824	1,812	1,801	1,883
Average other potential ordinary shares	63	—	—	—	—
Average options and performance share rights	13	7	10	11	23
Average shares and share equivalents	1,922	1,831	1,822	1,812	1,906

Net income	2,772	1,984	2,579	1,769	1,527
Basic net income per share (cents)	150.2	108.8	142.3	98.2	81.1
Fully diluted net income per share (cents)	147.5	108.4	141.5	97.6	80.1
Earnings per ADS (five times earnings per share in cents)	751	544	712	491	405

Recent Accounting Pronouncements

In November 2002 the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. (FIN) 45 Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which requires a company to record as a liability the fair value of certain guarantees initiated by the company. The offsetting entry is dependent on the nature of the guarantee, with an asset generally being recorded, such as the consideration received for providing a standby letter of credit or prepaid rent for a residual value guarantee in an operating lease. The liability recorded will typically be reduced by a credit to the results of operations as the guarantee lapses, which generally will occur on a systematic basis over the term of the guarantee or at settlement of the guarantee. The initial measurement and recognition provisions of FIN 45 are effective for applicable guarantees written or modified after 31 December 2002 with the disclosure requirements applicable to Westpac for the year ended 30 September 2003. Westpac have provided the disclosures required by FIN 45 in note 34 to the financial statements for all applicable guarantees in effect at 30 September 2003.

In December 2003, the FASB issued revisions to FIN 46 Consolidation of Variable Interest Entities, known as FIN 46R, which is applicable to all variable interest entities (VIEs). FIN 46R clarifies the application of Accounting Research Bulletin No. 51 Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. These types of entities are referred to as VIEs.

In December 2002, the FASB issued SFAS 148 Accounting for Stock-Based Compensation - Transition and Disclosure, which amended SFAS 123 Accounting for Stock-Based Compensation. SFAS 148 is effective for years ending after 15 December 2002 and provides three methods for transition to the fair value method of accounting for stock options for those companies that elect the fair value method under SFAS 123. Westpac is not impacted by SFAS 148 given that the Group had previously adopted the fair value method of accounting under SFAS 123.

SFAS 149 Amendments to SFAS 133 Derivative Instruments and Hedging Activities was issued in April 2003 and is applicable for contracts entered into or modified after 30 June 2003. The requirements of SFAS 133, as amended by SFAS 149 requires all derivative instruments to be recognised as either assets or liabilities on the balance sheet, measured at fair values. The statement permits special hedge accounting for fair value, cash flow and foreign currency hedges providing specific criteria are met. Certain aspects of the required hedge criteria do not allow portfolio hedging. The estimated cost of changing Westpac’s risk management systems and practices to meet the specific hedge criteria was judged prohibitive. For US GAAP purposes, most of the derivatives that are hedges under Australian GAAP do not qualify for hedge accounting under the provisions of SFAS 133 and are accounted for at fair value in accordance with SFAS 133.

In May 2003, the FASB issued SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS 150 clarifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is applicable for all financial instruments entered into or modified after 31 May 2003 and is otherwise applicable for Westpac’s half year ended 31 March 2004. The application of SFAS 150 is represented in the accounting treatment of the Group’s equity instruments in the US GAAP reconciliation.

Statutory statements

DIRECTORS’ DECLARATION

In the Director’s opinion:

(a)         the financial statements and notes set out on pages 73 to 190 are in accordance with the Corporations Act 2001, including:

(i)              complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)            give a true and fair view of the company’s and consolidated entity’s financial position as at 30 September 2004 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b)        there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

Sydney

8 November 2004

For and on behalf of the Board.

/s/ L.A. Davis	/s/ D.R. Morgan

L.A. Davis Chairman	D.R. Morgan Managing Director and Chief Executive Officer

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF WESTPAC BANKING CORPORATION

Audit opinion

In our opinion, the financial report of Westpac Banking Corporation:

•           gives a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Westpac Banking Corporation and the Westpac Banking Corporation Group (defined below) as at 30 September 2004, and of their performance for the year ended on that date, and

•           is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors’ responsibility

The financial report comprises the statements of financial position, statements of financial performance, statements of changes in equity and statements of cash flows, accompanying notes to the financial statements, and the directors’ declaration for both Westpac Banking Corporation (Westpac) and the Westpac Banking Corporation Group (the Group), for the year ended 30 September 2004. The Group comprises both Westpac and the entities it controlled during that year.

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

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of Westpac and the Group’s financial position, and of their performance as represented by the results of their operations and cash flows.

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

While we considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers

/s/ D.H. Armstrong Partner

D.H. Armstrong Partner	Sydney, Australia 8 November 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the members of Westpac Banking Corporation

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of financial performance, statements of cash flows and statements of changes in equity present fairly, in all material respects, the financial position of Westpac Banking Corporation and its subsidiaries at 30 September 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2004, in conformity with the Corporations Act 2001, Accounting Standards, other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001. These financial statements are the responsibility of Westpac Banking Corporation’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in Australia and the standards of the Public Company Accounting Oversight Board (United States). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 45 to the consolidated financial statements.

/s/ PricewaterhouseCoopers

PricewaterhouseCoopers
Sydney, Australia 8 November 2004

Shareholding information

Top twenty ordinary shareholders at 6 October 2004

	Number of Fully Paid Ordinary Shares	% held
J P Morgan Nominees Australia Limited	303,796,584	17.09
Westpac Custodian Nominees Limited	210,705,275	11.85
National Nominees Limited	194,763,170	10.95
Citicorp Nominees Pty Limited	113,052,632	6.36
RBC Global Services Australia	72,989,767	4.11
Cogent Nominees Pty Limited	43,774,813	2.46
ANZ Nominees Limited	43,285,451	2.43
Queensland Investment Corporation	29,059,160	1.63
AMP Life Limited	22,296,055	1.25
HSBC Custody Nominees	13,985,432	0.79
Australian Foundation Investment	11,786,616	0.66
Permanent Trustee Australia Limited	11,603,565	0.65
IAG Nominees Pty Limited	8,533,134	0.48
Government Superannuation Office	8,110,474	0.46
Bond Street Custodians Limited	8,108,912	0.46
PSS Board	6,803,175	0.38
Victorian Workcover Authority	6,187,012	0.35
CSS Board	5,598,939	0.31
IOOF Investment Management	5,551,506	0.31
Milton Corporation Limited	5,196,639	0.29
	1,125,188,311	63.27

The top twenty shareholders hold 63.27% of total fully paid ordinary shares issued.

Substantial Shareholders as at 6 October 2004

There are no shareholders appearing in the Register of Substantial Shareholders as at 6 October 2004.

Control of Registrant

We are not directly or indirectly owned or controlled by any other corporation(s) or by any foreign government.

Refer to the Exchange controls and other limitations affecting security holders - Foreign Acquisitions and Takeovers Act 1975 and Financial Sector (Shareholdings) Act 1998 which impose limits on equity holdings.

At 30 September 2004 to our knowledge, no person owned beneficially, directly or indirectly, more than 5% of our outstanding ordinary shares.  At 30 September, our directors and executive officers owned beneficially, directly or indirectly, an aggregate of 2,244,659 (0.13%) of the fully paid ordinary shares outstanding.

Shareholding information

Analysis of holdings as at 6 October 2004

By range

			Number of Holders of Ordinary Fully Paid	%	Number of Ordinary Shares	%	Number of Holders of Options and Rights to Subscribe for Ordinary Shares(1)
1	–	1,000	121,034	53.64	54,437	3.06	2
1,001	–	5,000	81,035	35.91	183,794	10.34	196
5,001	–	10,000	13,948	6.18	99,265	5.58	264
10,001	–	100,000	9,222	4.09	200,486	11.28	530
100,001 and over			407	0.18	1,239,933	69.74	67
Totals			225,646	100.00	1,777,915	100.00	1,059
Percentage of total securities held by Top 20 holders in each class						63.27	53.82
Holdings less than a marketable parcel			4,975

(1)          Issued under Senior Officers’ Share Purchase Scheme, General Management Share Option Plan, Chief Executive Share Option Agreements and Westpac Performance Plan.

By domicile

	Number of Holders(1)	% of Holdings	Number of Issued Shares and options (‘000)	% of Issued Shares and Options
Australia	216,839	95.64	1,792,068	98.52
New Zealand	6,776	2.99	14,471	0.80
United Kingdom	1,533	0.67	5,288	0.29
United States	329	0.15	1,365	0.08
Singapore	217	0.10	1,905	0.10
Other Overseas	1,011	0.45	3,895	0.21
Totals	226,705	100.00	1,818,992	100.00

(1)          Some registered holders own more than one class of security.

Significant changes in share ownership

On 9 January 1998, the Capital Group of Companies held 156,740,757 shares (8.26%). On 19 January 2000, their holding increased to 171,233,042 shares (9.27%). On 9 November 2000 their holding reduced to 127,955,695 shares (7.22%). On 23 August 2001, the holding reduced to 105,715,558 shares (6.04%). On 22 March 2002, the holding reduced to 88,485,804 shares (5.02%). They ceased to be a substantial shareholder on 27 March 2002.

On 5 November 2001, the Commonwealth Bank Group became a substantial shareholder holding 87,807,078 shares (5.01%). They ceased to be a substantial shareholder on 13 December 2002.

Top twenty New Zealand class shareholders at 6 October 2004

	Number of Fully Paid NZ Class Shares	% held
New Zealand Central Securities Depository Limited	9,233,287	17.20
Custodial Services Limited	809,074	1.51
Galt Nominees Limited	500,163	0.93
Forbar Custodians Limited	469,978	0.88
First NZ Capital Custodians Limited	321,000	0.60
Moturua Properties Limited	283,721	0.53
ASB Nominees Limited	252,260	0.47
Amalgamated Dairies Limited	224,100	0.42
Avalon Investment Trust Limited	222,500	0.41
ABN Amro Nominees NZ Limited	212,033	0.39
Challenge Investment Company Limited	209,400	0.39
Paradise Finance Limited	188,000	0.35
Investment Custodial Services Limited	187,974	0.35
Surrey Charles Innes Kent	172,000	0.32
Custodial Nominees Limited	133,074	0.25
Leveraged Equities Custodians Limited	131,506	0.24
ACE Finance Limited	131,049	0.24
Auckland Medical Research Foundation	129,060	0.24
Dublin Nominees Limited	100,000	0.19
AMI Insurance Limited	85,511	0.16
	13,995,690	26.07

The top twenty shareholders hold 26.07% of total New Zealand Class shares issued.

Analysis of New Zealand Class holdings as at 6 October 2004

By range

			Number of Holders of NZ Class Fully Paid	%	Number of NZ Class Shares (‘000)%
1	–	1,000	22,562	73.48	9,521	17.73
1,001	–	5,000	6,897	22.46	15,630	29.11
5,001	–	10,000	838	2.73	6,141	11.44
10,001	–	100,000	368	1.20	8,080	15.05
100,001 and over			38	0.13	14,323	26.67
Totals			30,703	100.00	53,695	100.00
Holdings less than a marketable parcel			1,024

By domicile

	Number of Holders	% of Holdings	Number of Issued Shares (‘000)	% of Issued Shares
New Zealand	30,324	98.77	53,346	99.35
Australia	225	0.72	192	0.35
United Kingdom	52	0.17	40	0.07
United States	21	0.07	19	0.03
Hong Kong	11	0.04	20	0.04
Other Overseas	70	0.23	78	0.16
Totals	30,703	100.00	53,695	100.00

Market price information

The principal listing of our ordinary shares is on the Australian Stock Exchange Limited (ASX). American Depositary Shares, each representing five ordinary shares, are listed on the New York Stock Exchange (NYSE). The ordinary shares are also listed on the Tokyo Stock Exchange and the New Zealand Exchange Limited (NZX).

The tables below set forth, for the calendar periods indicated, the reported high and low market quotations for our ordinary shares on the ASX based on its daily official list and for our New Zealand Class shares(1), which are listed on the NZX.

	Per ordinary share in A$(2)		Per NZ Class share in NZ$(3)
Financial year ending	High	Low	High		Low
September 2004	18.28	15.00	19.75		16.30
September 2003	17.14	12.83	18.05		13.60
September 2002	17.01	13.11	19.10		14.20
September 2001	14.55	11.87	16.50		10.00	(4)
September 2000	12.97	9.16	10.35	(4)	6.80	(4)

	Per ordinary share in A$		Per NZ Class share in NZ$
Quarter ending	High	Low	High	Low
2004:
March	18.28	15.84	19.50	17.36
June	17.98	16.60	19.75	17.95
September	17.83	16.08	18.50	17.00
2003:
March	15.32	12.83	15.45	13.60
June	16.85	15.05	18.00	15.60
September	17.14	15.35	18.05	16.25
December	16.84	15.00	17.96	16.30
2002:
March	17.01	14.93	19.10	17.10
June	16.82	15.07	18.85	17.25
September	16.47	13.85	17.75	15.50
December	14.67	13.00	15.71	13.91

	Per ordinary share in A$		Per NZ Class share in NZ$
Month ending - 2004	High	Low	High	Low
October	18.95	17.52	19.50	18.10
September	17.83	16.74	17.90	17.36
August	16.94	16.08	17.97	17.00
July	17.60	16.28	18.50	17.70
June	17.79	16.84	18.80	17.95
May	17.92	16.60	19.75	18.30

(1)          Our New Zealand Class shares were first issued by a subsidiary, Westpac (NZ) Investments Limited (formerly WestpacTrust Investments Limited), on 12 October 1999.

(2)          A$ market price information is intraday high and low trading prices.

(3)          NZ$ market price information is close of trading high and low prices.

(4)          Our New Zealand Class shares were partly paid until 20 December 2000 when the final installment of NZ $4.75 was due.

The tables below set forth for the calender periods indicated, the reported high and low sales prices for our American Depositary Shares on the New York Stock Exchange.

	Per American Depositary Share in US$
Financial year ending	High	Low
September 2004	69.05	55.19
September 2003	56.80	35.60
September 2002	48.00	32.50
September 2001	39.10	29.36
September 2000	36.88	30.06

	Per American Depositary Share in US$
Quarter ending	High	Low
2004:
March	68.04	60.86
June	69.05	57.69
September	64.31	57.79
2003:
March	45.50	38.50
June	56.30	45.50
September	56.80	50.50
December	60.42	55.19
2002:
March	43.13	38.70
June	48.00	40.20
September	45.60	37.97
December	41.80	35.60

	Per American Depositary Share in US$
Month ending - 2004	High	Low
October	70.79	64.12
September	64.31	58.55
August	59.75	58.10
July	63.21	57.79
June	62.00	58.68
May	66.04	57.69

JPMorgan Chase Bank of New York acts as depositary for our American Depositary Shares.

At 30 September 2004, there were 225,646 record holders, compared to 212,587 in 2003 and 199,904 in 2002. Record holders with registered addresses in Australia held approximately 98% of our fully paid ordinary share capital at 30 September 2004, 2003 and 2002 respectively.

Exchange controls and other limitations affecting security holders

Australian exchange controls

Australian laws control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia. Pursuant to certain general and specific exemptions, authorities and approvals, however, we are not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to:

(i)                                     withholding taxes (refer to section ‘Taxation’) in relation to remittances and interest payments; of dividends (to the extent they are unfranked) and interest payments;

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

(iii)                               a prohibition on:

(d)                                 using or dealing with an asset owned or controlled directly or indirectly by a person or entity mentioned in paragraph 1(c) of United Nations Security Council Resolution 1373(2001), or allowing or facilitating the use of or dealing with such an asset ; and

(e)                                  making an asset available to a person or entity mentioned in paragraph 1(c) of United Nations Security Council Resolution 1373(2001).

Notwithstanding the restrictions referred to in paragraph (ii) above, the Reserve Bank of Australia may approve certain transactions in circumstances it deems appropriate.

Effectively, the only exchange controls limiting the purchase of domestic securities by non-residents which continue to affect us are Foreign Exchange Regulations relating to the requirement of the Reserve Bank of Australia approval for investment in Australia by central banks, foreign government agencies which are holders of the official exchange reserves of their country and who do not act independently of their government with respect to investment decisions.

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

Financial Sector (Shareholdings) Act 1998

The Financial Sector (Shareholdings) Act 1998 of Australia imposes restrictions on shareholdings in Australian financial sector companies (which includes us). Under that statute a person (including a corporation) may not hold more than a 15% ‘stake’sector company without prior approval from the Treasurer of Australia. A person’s stake in a financial sector company is equal to the aggregate of the person’s voting power in the company and the voting power in the company and the voting power of the person’s associates. The concept of voting power is very broadly defined.  The Treasurer may approve a higher percentage shareholding limit if the Treasurer is satisfied that it is in the national interest to do so.

In addition, even if a person does not exceed the 15% shareholding limit in a financial sector company, the Treasurer has the power to declare that a person has ‘practical control’ of a financial sector company and require the person to relinquish that control or reduce their stake in that company.

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

A person will have a substantial holding if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The concepts of ‘associate’ are broadly defined in the Act and investors are advised to seek their own advice on their scope. In general terms, a person will have a relevant interest in a share if they:

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

Taxation

The following discussion is a summary of certain Australian taxation implications of the ownership of ordinary equity (including American Depositary Shares). The statements concerning Australian taxation set out below are based on the laws in force at the date of the Annual Financial Report and the Convention between the Government of Australia and the Government of the United States of America for the Avoidance of Double Taxation and The Prevention of Fiscal Evasion with respect to Taxes on Income (the Tax Treaty), and are subject to any changes in Australian law and any change in the Tax Treaty occurring after that date.

The Australian government has recently conducted a review of Australia’s international tax arrangements.  The legislative changes resulting from the review to date do not adversely affect us. At this stage there is no indication that further changes which may result from the review will adversely affect us.

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

Taxation of dividends

Under the Australian dividend imputation system, Australian tax paid at the company level is imputed (or allocated) to shareholders by means of imputation credits which attach to dividends paid by the company to the shareholder. Such dividends are termed ‘franked dividends’.

When an Australian resident individual shareholder receives a franked dividend, the shareholder receives a tax credit which can be offset against the Australian income tax payable by the shareholder. An Australian resident shareholder may, in certain circumstances, be entitled to a refund of excess franking credits in relation to dividends paid on or after 1 July 2000.

While a company may only declare a dividend out of profits, the extent to which a dividend is franked typically depends upon a company’s available franking credits at the time of payment of the dividend. Accordingly, a dividend paid to a shareholder may be wholly or partly franked or wholly unfranked.

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

There are circumstances where a shareholder may not be entitled to the benefit of franking credits. The application of these rules depend upon the shareholder’s own circumstances, if a resident, including the period shareholder is which the shares are held ‘at risk’ in relation to their shareholding.

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

For purposes of this discussion you are a US holder if you are a beneficial owner of shares and you are:

•                  a citizen or resident of the United States;

•                  a domestic corporation;

•                  an estate whose income is subject to United States federal income tax regardless of its source; or

•                  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decision of the trust.

Taxation of dividends

Under the United States federal income tax laws, if you are a US holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). If you are a non-corporate US holder, dividends paid to you in taxable years beginning before 1 January 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares for more than 60 days during the 120 day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares generally will be qualified dividend income.

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

Subject to certain limitations, the Australian tax withheld in accordance with the Tax Treaty and paid over to Australia will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate.

Dividends will be income from sources outside the United States. Under the foreign tax credit rules, dividends paid in taxable years beginning before 1 January 2007, with certain exceptions, will be ‘passive’ or ‘financial services’ income, but dividends paid in taxable years beginning after 31 December 2006 will, depending on your circumstances, be ‘passive’ or ‘general’ income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

Taxation of capital gains

If you are a US holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate US holder that is recognised before 1 January 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

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

Management

Directors

Our business is managed under the direction of the Board of Directors. Our Constitution requires no fewer than seven and no more than 15 Non-executive Directors. In addition, up to three members of the Board may be Executive Directors. At 30 September 2004, the Directors were:

Name of Director	Year appointed	Expiry of current term in office
Leon Davis (Chairman)(1),(2),(3),(4),(5),(6)	1999	2005
David Morgan (Managing Director, CEO)(5),(7)	1997	N/A
Gordon Cairns(1),(4)	2004	2004
David Crawford(1),(2),(3)	2002	2005
Sir Llewellyn Edwards(3),(4),(5)	1988	2004
Ted Evans(1),(2),(3)	2001	2004
Carolyn Hewson(2),(3),(4)	2003	2006
Helen Lynch(1),(2),(5)	1997	2006
Peter Wilson(1),(2),(5)	2003	2006

(1)               Member of the Audit Committee, which oversees all matters concerning the integrity of the financial statements and financial reporting systems, the external auditor’s qualifications, performance and independence, the performance of the internal audit function and compliance with financial reporting and related regulatory requirements.

(2)               Member of the Risk Management Committee, which reviews and approves the framework, limits and conditions for the management of Westpac’s credit, market, compliance and operational risks. It also ensures that there is effective monitoring and management of risks. The Committee also reviews, approves and monitors Westpac’s bad debt and non-lending loss performance as well as the funding plan. The Committee oversees compliance with applicable laws and regulatory requirements and communicates relevant matters to the Audit Committee. It also ensures that there is appropriate management of complaints and the treatment of whistleblower concerns.

(3)               Member of the Board Nominations Committee, which develops and reviews policies on Board composition, strategic function, size, succession planning, Director independence and the performance review process of the Board, its Committees and individual Directors. It also develops and implements induction programs for new Directors and ongoing education for existing Directors. The Committee reviews Westpac’s corporate governance policies to ensure that Westpac meets relevant corporate governance standards from legislation and various regulatory bodies in Australia and overseas, where it conducts its business.

(4)               Member of the Remuneration Committee, which assists the Board by ensuring that Westpac has coherent remuneration policies and practices that fairly and responsibly reward executives, having regard to performance, the law and the highest standards of governance. The Committee reviews and makes recommendations to the Board in relation to all equity-based plans and the remuneration of Non-executive Directors and the CEO. It also approves remuneration packages and contracts for positions reporting directly to the CEO and oversees merit recognition, recruiting policies, management development, training policies, personnel matters and succession planning.

5                       Member of the Social Responsibility Committee, which advances Westpac’s commitment to operate its businesses in a responsible manner consistent with the evolving needs of society. The Committee sets standards for Westpac’s social, environmental and ethical practices and reviews their impacts. It also oversees initiatives to enhance Westpac’s reputation as a socially responsible corporate citizen, monitors compliance with Westpac’s published corporate responsibility policies and practices and ensures that there is effective monitoring and oversight of Westpac’s reputation risks.

(6)               Appointed as Chairman on 15 December 2000.

(7)               Appointed as Managing Director and CEO on 1 March 1999.

Term of Directors

The Directors may appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, provided the total number does not exceed the maximum number of 15 Non-executive Directors and three Executive Directors. A Director appointed by this method holds office only until the close of the next annual general meeting but is eligible for election at that meeting. Westpac’s Constitution provides that at each annual general meeting one-third of the Non-executive Directors (or the nearest number to one-third but not exceeding one-third) and any other Director who has held office for three years or more, must retire from office and shall be eligible for re-election. The Directors to retire by rotation shall be those who have been the longest in office. In determining the number of Directors to retire, no account is to be taken of a Director who holds office only until the close of the meeting (casual vacancy) or the Managing Director. A retiring Director holds office until the conclusion of the meeting at which the Director retires but is eligible for re-election. Under the Australian Stock Exchange Limited Listing Rules no Director (apart from the Managing Director) of a listed entity may continue in office, without offering himself or herself for re-election, past the third annual general meeting following their appointment or previous re-election or three years, whichever is the longer.

Under Westpac’s Constitution any Director who attains 70 years of age during the year will be required to retire at the next annual general meeting and is not eligible for appointment, election or re-election as a Director.

Changes in Board of Directors

Peter Wilson was appointed as a Non-executive Director, effective 31 October 2003.

Gordon Cairns was appointed as a Non-executive Director, effective 8 July 2004.

Barry Capp retired as a Non-executive Director, effective 12 December 2003.

Group Executives

As at 30 September 2004 our Group Executives were:

Name of Group Executive	Position	Year joined Group	Year appointed to position
David Morgan	Chief Executive Officer	1990	1999
Ilana Atlas	Group Executive, People and Performance	2000	2002
Philip Chronican	Chief Financial Officer	1982	2001
David Clarke	Chief Executive Officer, BT Financial Group	2000	2002
Philip Coffey	Group Executive, Westpac Institutional Bank	1996	2002
Michael Coomer	Group Executive, Business and Technology Solutions and Services	2002	2002
Michael Pratt	Group Executive, Business and Consumer Banking	2002	2002
Ann Sherry	Group Executive, New Zealand and Pacific Banking	1994	2002

There are no family relationships between or among any of our Directors or Group Executives.

David Morgan, BEc, MSc, PhD. Age 57

David has extensive experience in the financial sector, having worked in the International Monetary Fund in Washington D.C. in the 1970s and the Federal Treasury in the 1980s where he headed all major areas before being appointed Senior Deputy Secretary. Since joining us in 1990, he has had responsibility for all major operating divisions including our Financial Services, Retail Banking, Commercial Banking, Corporate and Institutional Banking and International Banking. He was appointed to the Board in November 1997, prior to being appointed CEO in March 1999.

Ilana Atlas, BJur (Hons), LLB (Hons) LLM. Age 49

Ilana joined us in 2000 as Group Secretary and General Counsel. In October 2002 she was appointed to her present role and is accountable for people strategy and management. She was previously a partner of Mallesons Stephen Jaques, where she worked extensively as a corporate lawyer and in managerial roles including human resources and as managing partner.

Philip Chronican, B Com (Hons), MBA, FAIBF. Age 48

Phil was appointed Chief Financial Officer (CFO) in February 2001 with responsibility for our finance, tax, treasury, risk management, legal, strategy, and investor relations functions. He was previously Deputy CFO and has held business group CFO roles in both retail and institutional banking. Phil has been with us in a variety of positions in Australia and in New Zealand since 1982.

David Clarke, LLB. Age 48

David joined us in July 2000 to lead Banking and Financial Solutions and then Australian Business and Consumer Bank from November 2001. In September 2002, he assumed responsibility for developing our expanded wealth management business. In November 2002, following the acquisition of Rothschild Australia Asset Management Limited and BT Financial Group, David was appointed the CEO of the new BT Financial Group. David was previously an executive director with Lend Lease Corporation and CEO of MLC Limited.

Philip Coffey, BEc (Hons). Age 46

Phil joined us in 1996 and since 2002 has led the institutional bank responsible for our relationships with corporate, institutional and government clients in Australia and worldwide, as well as the business areas of, financial markets, debt capital markets, specialised capital structured investments and transactional banking. Previously with AIDC and Citicorp, he had over ten years experience in funds management and financial markets, including roles in the UK and New Zealand. He began his career with the Reserve Bank of Australia.

Michael Coomer, C Eng, Grad Dip Digital Comms, AMP (Harvard), FAIBF, FAIM, ATS, MAICD. Age 51

Michael joined us in January 2002 and is responsible for information technology, outsourcing governance, banking operations and back office functions and corporate services (including fraud, anti-money laundering and security). Michael has over 30 years of experience at the forefront of information technology, having had associations in the telecommunications, financial services, aerospace and defence industries, primarily in senior executive roles.

Michael Pratt, C Bkg, Grad Dip Org Beh, FAIBF, MAIM. Age 51

Mike joined the our executive team in April 2002 as Group Executive for New Zealand and Pacific Banking. In August 2002, he was appointed Group Executive, Business and Consumer Banking for Australia and also CEO of Bank of Melbourne. Mike has had an extensive career in retail banking and was previously CEO, Australian Financial Services, National Australia Bank and CEO of Bank of New Zealand. He is also a director of MasterCard International.

Ann Sherry, BA, Grad Dip IR, MAICD, FAIBF, FIPAA. Age 50

After joining us in 1994, Ann headed Human Resources for our institutional and international bank and subsequently led a team driving the merger with the Bank of Melbourne. She later became CEO, Bank of Melbourne. Ann was appointed Group Executive, Human Resources in 2000. In October 2002, she was appointed CEO of Westpac New Zealand and Group Executive, New Zealand and Pacific Banking. Ann also has had extensive experience in government at a senior level.

Additional information

Our Constitution

Overview

We were incorporated in 1850 under the Bank of New South Wales Act, a special piece of legislation passed by the New South Wales Parliament at a time when there was no general companies’ legislation in Australia. On 23 August 2002, for the first time in our history, we became registered under the Australian Corporations Act 2001 (the Act) as a public company limited by shares.

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

Our ACN is 007 457 141 and our ABN is 33 007 457 141.

Directors’ interest, powers re compensation, borrowing powers etc

(a)               (Under article 9.12 (a) of our constitution, subject to complying with the Act regarding disclosure of and voting on matters involving material personal interests, our Directors may:

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

Under clause 9.12(b) of the constitution, a director may do any of the above despite the fiduciary relationship of the director’s office:

(i)                  without any liability to account to our company for any direct or indirect benefit accruing to the director; and

(ii)               without affecting the validity of any contract or arrangement.

Under the Act, however, a director who has a material personal interest in any matter to be considered at any board meeting must not be present while the matter is being considered or vote on the matter, unless the other directors resolve to allow that director to be present and vote or a declaration is made by the Australian Securities and Investments Commission permitting that director to participate and vote. These restrictions do not apply to a limited range of matters set out in section 191 of the Act where the director’s interest:

(i)                  arises because the director is a shareholder of the company in common with other shareholders;

(ii)               arises in relation to the director’s remuneration as a director of the company;

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

(b)              Under article 9.8 of our constitution, the aggregate annual amount to be paid to our Non-executive directors must be approved by our shareholders. Once approved, that aggregate amount is paid to those directors in such manner as the Board from time to time determines.

As described in paragraph (a), directors’ remuneration is one of the exceptions under section 191 of the Act to the prohibitions against being present and voting on any matter in which a director has a material personal interest.

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

The following restrictions apply to our ability to declare and/or pay dividends:

(i)                  if the payment of the dividend would breach or cause a breach by us of applicable capital adequacy or other supervisory requirements of the Australian Prudential Regulation Authority (APRA). Currently, one such requirement is that a dividend should not be paid without APRA’s prior consent if payment of that dividend, after taking into account all other dividends (if any) paid on our shares during the then current financial year, would cause the aggregate of such dividend payments to exceed our consolidated net income for that year, as reflected in our audited consolidated financial statements; and

(ii)               if, under the Banking Act 1959, we are directed by APRA not to pay a dividend; and

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

A special purpose independent company, which is the full legal and beneficial owner of 500 of our fully paid ordinary shares, being the Enhanced Voting Shares, has covenanted to exercise the additional voting rights (‘Enhanced Voting Rights’) attaching to those shares in accordance with, and to the extent (if any) of indications received from the holders of the New Zealand Class shares. The number of Enhanced Voting Rights will be equivalent, in aggregate, to the number of fully paid New Zealand Class shares on issue that are not owned at the relevant time by us or any of our controlled entities, adjusted by the Conversion Ratio if that ratio is other than on a one for one basis. As at 30 September 2004 there were 53 million New Zealand Class shares on issue.

(c)             Voting and re-election of directors

Under our constitution, at each annual general meeting one-third of our Directors (or if their number is not a multiple of three, the number nearest to one-third) and any other director who has held office for three years or more since the director’s last election, must retire from office. In determining the number of directors to retire, no account is to be taken of a director who holds office in order to fill a casual vacancy or the managing director. A retiring director holds office until the conclusion of the meeting at which that director retires but is eligible for re-election at the meeting.

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

Limitations on securities ownership

A number of limitations apply in relation to the ownership of our shares, and these are more fully described in the section of this Annual Financial Report ‘Limitations affecting security holders’.

Change in control restrictions

Restrictions apply under the Act, the Financial Sector (Shareholdings) Act 1998 and the Foreign Acquisitions and Takeovers Act 1975.

For more detailed descriptions of these restrictions, refer to the sections on ‘Limitations affecting security holders’, ‘Foreign Acquisitions and Takeovers Act 1975’, ‘Financial Sector (Shareholdings) Act 1998’, and ‘Corporations Act 2001’.

Substantial shareholder disclosure

There is no provision in our constitution that requires a shareholder to disclose the extent of their ownership of our shares.

Under the Act, however, any person who begins or ceases to have a substantial holding in our shares must, within two business days, give us notice of that acquisition or disposal. A further notice must be given to us by a substantial shareholder within a similar period if at any time there is an increase or decrease of 1% in their holding. Copies of these notices must also be given to the Australian Stock Exchange Limited. A person will have a substantial holding of our shares if the voting rights attaching to our shares in which that person and their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. For more details, refer to the section ‘Corporations Act 2001’.

We have a statutory right under the Act to trace the beneficial ownership of shares held by any shareholder, by giving a direction to that shareholder requiring disclosure to us of, among other things, the name and address of each other person who has a relevant interest in those shares, the nature and extent of that interest and the circumstances that gave rise to that other person’s interest. Such disclosure must, except in certain limited circumstances, be provided within two business days.

Documents on display

We are subject to the disclosure requirements of the US Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file Annual Financial Reports and furnish other information to the United States Securities and Exchange Commission (the ‘SEC’).  These materials, including this Annual Financial Report on Form 20-F and the exhibits thereto, and other information furnished by us, may be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Since April 2002, we have filed our reports on Form 20-F and have furnished other information to the SEC in electronic format which may be accessed through this web site.

Signatures

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

WESTPAC BANKING CORPORATION

By: Manuela Adl

/s/ Manuela Adl

Authorised Representative

Dated 8 November 2004

Item 19. Exhibits Index

1.	Constitution (as amended) incorporated by reference to our Form 6-K filed on 20 December 2002.

4(c)1.	Service Agreement between Westpac Banking Corporation and Director, incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2001.

4(c).2	Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2001.

4(c).3	Westpac General Management Share Option Plan Rules incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2002.

4(c).4	Westpac Employee Share Plan (WESP) – Stage One Regulations and Rules for Participation incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2002.

4(c).5	Senior Officers’ Share Purchase Scheme Rules incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2002.

4(c).6	Westpac Employee Share Plan (WESP) – Stage Two Regulations and Rules for Participation incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2002.

4(c).7a

Employment Agreement between Westpac Banking Corporation and Michael Coomer dated 23 July 2002 incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2002.

4(c).7b	Description of amendment to the Employment Agreement between Westpac Banking Corporation and Michael Coomer during 2003/2004.

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

4(c).10

Employment Agreement between Westpac Banking Corporation and Ilana Atlas dated 24 October 2002 incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2003.

4(c).11

Employment Agreement between Westpac Banking Corporation and Ann Sherry dated 13 December 2002 incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2003.

4(c).12a

Employment Agreement between Westpac Banking Corporation and David Morgan dated 14 August 2003 incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2003.

4(c).12b

Securities Agreement between Westpac Banking corporation and David Morgan dated 14 August 2003 incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2003.

4(c).12c	Securities Agreement between Westpac Banking Corporation and David Morgan dated 19 December 2001.

4(c).13	Westpac Banking Corporation Performance Plan Rules incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2003.

4(c).14	Westpac Banking Corporation Employee Share Plan Rules incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2003.

4(c).15	Westpac Banking Corporation Deferral Share Plan Rules incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2003.

8.	List of controlled entities – refer note 38 to the financial statements in this Annual Financial Report.

11.	Code of ethics incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2003.

12.	Civil certifications.

13.	Criminal certifications.

14.	Auditors consent dated 8 November 2004.

Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Financial Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.