Form 20-F
period 2005-09-30
WESTPAC BANKING CORP
filed 2005-11-10
CIK 719245

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(MARK ONE)

☐        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒        ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2005

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

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act

4.625% Subordinated Notes Due 2018

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of September 30, 2005.

A$1.00 Ordinary shares	1,868,520,761	fully paid
	Nil	paid to 1 Australian cent
A$11.95 New Zealand Class Shares	Nil	fully paid

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

Item 17   ☐            Item 18   ☒

Contents

Annual Financial Report

Form 20-F cross-reference index
Information on Westpac
Financial review
Key information
Operating and financial review and prospects
Overview of performance
Statement of financial performance review
Statement of financial position review
Asset quality
Business group results
Liquidity and funding
Capital resources
Risk management
Corporate governance
Ten year summary
Annual financial report 2005
Shareholding information
Management
Additional information

In this Annual Financial Report references to ‘Westpac’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation ABN 33 007 457 141.  References to ‘Westpac’, ‘Group’, ‘we’, ‘us’ and ‘our’ under the captions ‘Information on Westpac’, ‘Financial review’, ‘Corporate governance’, ‘Shareholding information’, ‘Management’ and ‘Additional information’ include Westpac Banking Corporation and its subsidiaries unless they clearly mean just Westpac Banking Corporation.

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission).

20-F item number and description		Page
Part I
Item 1.	Identity of directors, senior management and advisers	Not applicable
Item 2.	Offer statistics and expected timetable	Not applicable
Item 3.	Key information
	Selected financial data	3, 4, 6, 14 - 16
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	17
Item 4.	Information on Westpac
	History and development of Westpac	5, 9
	Business overview	5, 7 - 12
	Organisational structure	5
	Property, plant and equipment	9
Item 5.	Operating and financial review and prospects
	Critical accounting policies	19 - 21
	Operating results	22 - 27, 31 - 35
	Liquidity and capital resources	36 - 41
	Research and development, patents, licences etc.	Not applicable
	Trend information	22 - 35
	Off-balance sheet arrangements	38
	Tabular disclosure of contractual obligations	39
	Safe harbor	3
Item 6.	Directors, senior management and employees
	Directors and senior management	50 - 55, 201 - 202
	Compensation	11 - 12, 162 - 175
	Board practices	52 - 63
	Employees	11
	Share ownership	11, 64, 67, 164 - 175
Item 7.	Major equity holders and related party transactions
	Major equity holders	195 - 197
	Related party transactions	21, 161
	Interests of experts and counsel	Not applicable
Item 8.	Financial information
	Consolidated statements and other financial information	6, 14 - 16, 22 - 35, 72 - 191
	Significant changes	9
Item 9.	The offer and listing	197
Item 10.	Additional information
	Share capital	Not applicable
	Memorandum and articles of association	203 - 205
	Material contracts	None
	Exchange controls	198 - 199
	Taxation	199 - 200
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	206
	Subsidiary information	Not applicable
Item 11.	Quantitative and qualitative information about market risk	44 - 48
Item 12.	Description of securities other than equity securities	Not applicable
Part II
Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable
Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
Item 15.	Controls and procedures	48
Item 16A.	Audit committee financial expert	56 - 57
Item 16B.	Code of ethics	63 - 64
Item 16C.	Principal accountant fees and services	21, 143
Item 16D.	Exemptions from the Listing Standards for audit committees	57
Item 16E.	Purchases of equity securities by or on behalf of the issuer and affiliated purchasers	121
Part III
Item 17 & 18	Financial Statements	72 - 191
Item 19.	Exhibits
Report of independent registered public accounting firm		193 - 194
Consolidated statements of financial performance for the years ended 30 September 2005, 2004 and 2003		74
Consolidated statements of financial position as at 30 September 2005 and 2004		75
Consolidated statements of changes in equity for the years ended 30 September 2005, 2004 and 2003		76 - 77
Consolidated statements of cash flows for the years ended 30 September 2005, 2004 and 2003		78
Notes to the Financial Statements		79 - 191

Disclosure regarding forward-looking statements

This Annual Financial Report contains statements that constitute ‘forward-looking statements’ within the meaning of section 21E of the US Securities Exchange Act of 1934.  The US Private Securities Litigation Reform Act of 1995 provides a ‘safe harbour’ for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

Forward-looking statements appear in a number of places in this Annual Financial Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions and results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers.  We use words such as ‘may’, ‘expect’, ‘intend’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, or other similar words to identify forward-looking statements.  These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  Should one or more of the risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from the plans, objectives, expectations, estimates and intentions described in this Annual Financial Report as anticipated, believed, estimated, expected or intended.

The factors that may impact on forward-looking statements made by us include:

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

•      the ability to maintain or to increase market share and control expenses;

•      the timely development of and acceptance of new products and services and the perceived overall value of these products and services by users;

•      technological changes;

•      demographic changes and changes in political, social and economic conditions in any of the major markets in which we operate; and

•      various other factors beyond our control.

The above list is not exhaustive.  For certain other factors that may impact on forward-looking statements made by us, refer to the section on ‘Risk factors’ in this Annual Financial Report.  When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events.

We are under no obligation, and do not intend, to update any forward-looking statements contained in this Annual Financial Report, whether as a result of new information, future events or otherwise, after the date of this Annual Financial Report.

Currency of presentation, exchange rates and certain definitions

‘Financial Statements’ means our audited consolidated statements of financial position as at 30 September 2005 and 30 September 2004 and consolidated statements of financial performance, cash flows and changes in equity for each of the three years ended 30 September 2005, 2004 and 2003 together with accompanying notes which are included in this Annual Financial Report.

We publish our consolidated Financial Statements in Australian dollars.  In this Annual Financial Report, unless otherwise stated or the context otherwise requires, references to ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’ or ‘NZD’ are to New Zealand dollars.  Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at specified rates.  These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated.  Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of A$1.00 = US$0.7643, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’) on 30 September 2005.  Unless otherwise stated, the translation of Australian dollars into NZ dollars has been made at the rate of A$1.00 = NZ$1.0998 (2004 NZ$1.0685), being the closing spot exchange rate used in the Financial Statements.  Refer to ‘Exchange rates’ for information regarding the rates of exchange between the Australian dollar and the US dollar from the financial year ended 30 September 2001 to 2 November 2005.

Our financial year ends on 30 September.  As used throughout this Annual Financial Report, the financial year ended 30 September 2005 is referred to as 2005 and other financial years are referred to in a corresponding manner.

Any discrepancies between totals and sums of components in tables contained in this Annual Financial Report are due to rounding.

Exchange rates

For each of the years indicated, the high, low, average and year end Noon Buying Rates for Australian dollars were:

Year ended 30 September	2006(1)	2005	2004	2003	2002	2001
	(US$ per A$1.00)
High	0.7630	0.7974	0.7979	0.6823	0.5748	0.5712
Low	0.7468	0.7207	0.6395	0.5422	0.4923	0.4828
Average(2)	n/a	0.7646	0.7267	0.6167	0.5329	0.5182
Close (on 30 September)(3)	n/a	0.7643	0.7244	0.6797	0.5429	0.4946

For each of the months indicated, the high and low Noon Buying Rates for Australian dollars were:

Month	October 2005(1)	September 2005	August 2005	July 2005	June 2005	May 2005
	(US$ per A$1.00)
High	0.7630	0.7731	0.7737	0.7661	0.7792	0.7810
Low	0.7468	0.7537	0.7469	0.7403	0.7498	0.7550

(1)           Through to 21 October 2005.  On 21 October 2005, the Noon Buying Rate was A$1.00 = US$0.7473.

(2)           The daily average of the Noon Buying Rate.

(3)           The Noon Buying Rate at such date may differ from the rate used in the preparation of our consolidated Financial Statements at such date.  Refer to Note 1(a)(iv) to the Financial Statements.

Information on Westpac

We are one of the four major banking organisations in Australia and also one of the largest banks in New Zealand.  We provide a broad range of banking and financial services in these markets, including retail, commercial and institutional banking and wealth management services.

We were founded in 1817 and were the first bank to be established in Australia.  In 1850 we were incorporated as the Bank of New South Wales by an Act of the New South Wales Parliament.  In 1982 we changed our name to Westpac Banking Corporation.  On 23 August 2002, we were registered as a public company limited by shares under the Australian Corporations Act 2001.  Our principal office is located at 60 Martin Place, Sydney, New South Wales, 2000, Australia.  Our telephone number is 132 032 and our international telephone number is (+61) 2 9293 9270.

We have branches, affiliates and controlled entities throughout Australia, New Zealand and the Pacific region and maintain offices in some of the key financial centres around the world(1).  As at 30 September 2005, our market capitalisation was $39 billion(2).  Our operations comprise four key areas of business, through which we serve approximately 8.3 million customers(3).  These four areas of business are:

•      Business and Consumer Banking: providing retail banking and other financial services to individuals and small to medium-size businesses within Australia;

•      BT Financial Group Australia: providing investment management and administration, retirement planning, income protection and life insurance services that are designed to enable customers to build, manage and protect personal wealth;

•      Westpac Institutional Bank: providing banking, financial and advisory services to corporate, institutional and government customers, and supplying financial products to small and medium-size businesses primarily in Australia and New Zealand; and

•      New Zealand Banking: providing a full range of retail, commercial and other financial services to customers throughout New Zealand.

Business strategy

Our vision is to be a great Australasian company, through helping people achieve their financial aspirations.  In keeping with this vision, we have set our mission to be number one in customer service.

We intend to achieve our vision through the superior execution of our customer focused strategy, through:

•      developing a deep understanding of our customers’ needs;

•      providing value-added solutions that meet these needs; and

•      building long-term relationships.

We believe superior execution of our strategy at all points in the service-value chain can differentiate us from our competitors.  By continually improving employee commitment, we can deliver a superior customer experience that encourages loyalty and, in turn, drives sustainable shareholder value.  Four key factors underpin the delivery of superior execution:

•      fostering outstanding leadership;

•      having committed people who can execute our ‘Ask Once’ promise;

•      providing simple, efficient and quality processes across the Group; and

•      living our core values of teamwork, integrity and achievement.

In realising our strategy, we are seeking to deliver or maintain top quartile:

•      employee commitment(4);

•      customer satisfaction(5);

•      shareholder returns(6); and

•      corporate responsibility ratings(7).

(1)           Refer to Note 38 to the Financial Statements for a list of our controlled entities as at 30 September 2005.

(2)           Our market capitalisation is based on the closing share price of our Ordinary Shares on the Australian Stock Exchange.

(3)           All customers, primary and secondary, with an active relationship (excludes channel only and potential relationships).

(4)           As measured in the Staff Perspectives Survey by International Survey Research.

(5)           Ratings measured by Roy Morgan, TNS Research in Australia and AC Nielsen in New Zealand.

(6)           Total shareholder returns (TSR) measured by Australian Stock Exchange Perpetual Registrars.

(7)           As measured by the Dow Jones Sustainability Index, Australian Corporate Responsibility Index and Global Governance Ratings.

The following tables present, for each of our four key areas of business, the net profit attributable to equity holders for and total assets at the end of, the financial years ended 30 September 2005, 2004 and 2003.  Refer to Note 29 to the Financial Statements for detailed financial disclosure of our geographic and business segments.

Net profit attributable to our equity holders(1),(2)

Years ended 30 September	2005	2004	2003
	$m	$m	$m
Business and Consumer Banking	1,479	1,279	1,108
BT Financial Group	213	126	110
Westpac Institutional Bank	515	491	382
New Zealand Banking	383	363	302
Other(3)	228	280	281
Net profit attributable to equity holders	2,818	2,539	2,183

Assets(2)

As at 30 September	2005	2004	2003
	$bn	$bn	$bn
Business and Consumer Banking	148	138	123
BT Financial Group	17	15	14
Westpac Institutional Bank	47	49	52
New Zealand Banking	30	28	23
Other(3)	18	15	9
Total assets	260	245	221

(1)           Internal charges and transfer pricing adjustments have been reflected in the net profit reported for each of our business groups.

(2)           Due to changes in our management reporting structure or due to accounting reclassifications, comparatives have been restated and, therefore, may differ from results previously reported.

(3)           Other includes the results of Business and Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions.

Business and Consumer Banking

Our Business and Consumer Banking (BCB) unit represents the retail bank operations branded ‘Westpac’ across Australia.

BCB is responsible for servicing and product development for our consumer and small to medium-sized business customers within Australia.  Activities are conducted via our nationwide network of branches (813 including in-store branches as at 30 September 2005), call centres, automatic teller machines (ATMs) and e-channel banking services.  Our front line staff provide sales and service-related functions to customers for a broad range of financial products, including savings and cheque accounts, demand and term deposits, credit cards, and personal and housing loans.  A significant portion of our housing finance sales are through independent mortgage brokers.  In the year ended 30 September 2005, approximately 31% (2004 26%) of mortgage loan drawdowns were arranged via this channel.  We also employ approximately 480 financial planners and advisers who provide advice in respect of various superannuation, investment and life insurance products.  Our business banking customers are also serviced by specialised relationship managers.

We are a significant lender in the housing finance market in Australia.  In the year ended 30 September 2005, our owner-occupied residential mortgage loan portfolio in Australia increased 5% to $49.2 billion (inclusive of securitised loans) with variable interest rate loans comprising 88% of the portfolio.  Non-owner-occupied residential mortgage loans increased 11% during the year ended 30 September 2005.  As at 30 September 2005, these loans amounted to $49.9 billion, of which approximately 83% constituted variable interest rate loans.  In addition, we are a major provider of credit card finance in Australia.  Our total net credit card outstandings as at 30 September 2005 increased by 6% to $5.2 billion (2004 $4.9 billion).

We are a major lender in the business finance market in Australia.  In the year ended 30 September 2005, our business finance portfolio increased by 7% to $39.0 billion (2004 $36.4 billion) with term lending increasing 7% to 35% of the portfolio, bill acceptances increasing 6% to 37% of the portfolio; and equipment finance increasing 9% to 19% of the portfolio.  The balance of the portfolio comprised revolving cash management facilities.

BT Financial Group Australia

BT Financial Group Australia (BTFG) represents our wealth management business.  BTFG designs, manufactures and services financial products that enable our customers to achieve their financial goals by accumulating, managing and protecting their personal wealth.  These products include managed investments (mutual funds), personal and business superannuation (pensions), life insurance, income protection, discount securities broking, margin lending, client portfolio administration (Wrap) platforms and portfolio management and administration of corporate superannuation.  Distribution of BTFG products is conducted through our Australian and New Zealand banking distribution businesses and an extensive range of independent financial advisers.

Our retail and wholesale Funds Under Management (FUM) totalled $37.1 billon (2004 $35.4 billion) and Funds Under Administration (FUA) totalled $34.5 billion (2004 $24.9 billion) as at 30 September 2005.

Our Wrap product reached $19.9 billion in FUA as at 30 September 2005, and with an increase of 44% on 2004, is one of our fastest growing products.  According to the latest ASSIRT(1) data, we are ranked second for new Wrap business with a market share of 13.8%.

Corporate Superannuation FUA increased by 26% in the 12 months to September 2005 to $4.4 billion with 56% of business originating from our customer base.

Margin Lending loan balances were $2.5 billion (2004 $1.8 billion) as at 30 September 2005, and according to the latest Reserve Bank of Australia Market Share Report(2), we are now ranked number one for new Margin Lending business with an estimated 23% market share.

Our Life Insurance business held $240 million of in-force premiums as at 30 September 2005, placing it seventh for new business in Australia with an estimated market share of 6.7% according to information published by DEXX&R(3) in June 2005.

(1)           ASSIRT Pty Limited is an Australian company that provides managed investment research and analysis.

(2)           Released in June 2005.

(3)           DEXX&R is a provider of research and information services to the financial services industry.

Westpac Institutional Bank

Our institutional bank services the financial needs of corporations, institutions and government customers that are based in, or have interests in, Australia and New Zealand.  This is achieved through dedicated industry teams supported by specialists with expertise in financial markets, capital markets, specialised capital and transactional banking.  The products and services we offer include:

Financial Markets	Capital Markets	Specialised Capital	Transactional Services
• Foreign exchange	• Debt securities	• Alternative assets	• Domestic cash management
• Interest rate, currency and	• Securitisation	• Structured products	and transactional services
equity derivatives	• Hybrid and structured	• Institutional funds	• Working capital solutions
• Commodities	capital	management	• Custodial services
• Debt and hybrid securities	• Project finance		• International cash management
secondary market	• Loans & syndications		• International payments
• Trade finance	• Asset finance

In the global financial markets, we primarily focus on Australian and New Zealand dollar-denominated financial products and risk management.

During 2005 we experienced increased activity with our key clients across each of the product areas.  We also recorded significant growth in our specialised capital business unit, which focuses on new business prospects that deliver investment products to our investor customers.

Our institutional bank supports our customers through branches and subsidiaries located in Australia, New Zealand, New York, London and Asia.

New Zealand Banking

We have a long commitment to New Zealand, dating from 1861 when we commenced operating as the Bank of New South Wales.  We continue to  implement a growth strategy based on new product and customer offerings in the Youth and Wealth market segments, longer opening hours, more specialist customer-facing staff in consumer and business banking and an emphasis on competing on quality and customer service rather than price.  As a result, we have seen steadily improving customer(1) and staff(2) satisfaction levels and improved independent ratings of the quality of our lending products(3).

We are one of New Zealand’s largest banks and provide a full range of retail banking products, wealth management and commercial banking services to customers.  As at 30 September 2005, we had approximately 5,000 staff, 195 branches and 466 ATMs operating throughout the country.  Our New Zealand operations have approximately 1.4 million New Zealand based customers(4), approximately 486,000 of whom are registered users of our online banking service.

We are the third largest lender of housing finance in New Zealand.  As at 30 September 2005, our mortgage loan portfolio was NZ$22.1 billion (A$20.0 billion) (2004 NZ$19.5 billion (A$18.2 billion)) including securitised loans of NZ$0.7 billion (A$0.6 billion) ((2004 NZ$0.7 billion (A$0.7 billion)).  In addition, we are a major provider of wealth management services, with NZ$2.1 billion (A$1.9 billion) (2004 NZ$2.4 billion (A$2.2 billion)) in FUM as at 30 September 2005.

Other

Business and Technology Solutions and Services

Business and Technology Solutions and Services (BTSS) provides functional support to our business units and comprises the following areas: Operations, Chief Information Officer (CIO), Strategic Sourcing, Corporate Services, Group Property, Process Infrastructure, Channel Infrastructure (including Electronic Channels) and BTSS Projects:

•      Operations perform back office processing and settlement services for retail and corporate and institutional banking products.

•      our technology group defines our overall information technology architecture, supports and enhances software systems, and manages and implements major projects across our organisation.

•      Strategic Sourcing manages the sourcing cycle and relationships with suppliers for the Bank.  In particular, it manages the IT, telecommunications, mortgage and voucher processing outsourcing contracts that we have entered into with external providers.

•      Corporate Services provides infrastructure support for fraud, physical security and records management.

•      Group Property oversees the development of the new Sydney central business district (‘CBD’) site (refer to ‘Our Great Place project’ below) and manages the existing property portfolio.

•      the purpose of Process Infrastructure and Channel Infrastructure is to deliver and maintain reliable, lower cost, reusable, intuitive business capability by understanding and optimising how people interact with technology and processes.  Our Electronic Channels within our Channel Infrastructure area manages online banking facilities for our business, personal and private label customers.  As at 30 September 2005, we had approximately 2.4 million online banking customers who conducted 74.4 million online transactions during the past financial year.

•      BTSS Projects manages major programmes of work designed to improve customer experience and operational efficiency and to comply with legislative requirements.

(1)           Based on AC Nielson report - Syndicated Financial Services – Consumer Finance Monitor Banking Toplines, Quarter September 2005.

(2)           As measured in the Staff Perspectives Survey by International Survey Research.

(3)           Based on CANNEX 2005 survey of lending products.

(4)           All customers, primary and secondary, with an active relationship (excludes channel only and potential relationships)

Group Treasury, Pacific Banking and Head Office

In addition to BTSS, our financial business segment results disclosed under ‘Other’ include Group Treasury, Pacific Banking and Head Office functions.  Group Treasury operations are primarily focused on management of our interest rate risk and funding requirements.  Pacific Banking comprises our presence in the near Pacific, including Papua New Guinea and Fiji.

Property

We occupy premises primarily in Australia, New Zealand and the Pacific Islands including 1,056 branches (2004 1,065) as at 30 September 2005.  As at 30 September 2005, we owned approximately 3% of the premises we occupy in Australia and none in New Zealand.  The remainder of premises are held under commercial lease with terms generally averaging five years.  As at 30 September 2005, the carrying value of our directly owned premises and sites was $97 million.

Under our sale and leaseback programme during the past three financial years, 55 properties have been sold in Australia with total proceeds of $89 million.  The sale and leaseback programme in New Zealand was completed in 2004.

Our Great Place project

On 7 March 2003, we executed an agreement to lease 74,000 m2 of office space with Leighton Properties Pty Limited in relation to new premises being developed at the northern end of Darling Harbour near King Street in Sydney, Australia.  The new site is bounded by Kent, Erskine, Napoleon and Sussex streets.  The project to fit out the building and relocate approximately 5,200 staff to the new site is called the ‘Our Great Place’ project.  This project will result in the consolidation of our existing ten Sydney Central Business District offices into just two main locations, being Our Great Place and our existing office at 60 Martin Place.

Construction of the new premises is underway.  It will consist of two office towers of 21 and 32 levels linked by a common foyer and will include two levels of retail space, a retail branch, childcare facilities, an urban park, and both tenant and public parking.  We have signed a 12 year lease on the building with three six year options to extend.  The completion of the building is expected in November 2006, with our employees progressively occupying the premises throughout 2006 and 2007.  The initial 12 year lease commitment which is currently anticipated to commence on completion of the building in November 2006 is included in the lease commitment table in Note 32 to the Financial Statements.

The Westpac Office Trust (Trust) was established in March 2003 to acquire the site.  To fund the acquisition and construction of the office towers, the Trust raised $365 million from investors and has a committed term loan facility of $320 million.  The Trust has been admitted to the official list of the Australian Stock Exchange and its securities were first quoted on 7 August 2003.  Westpac Funds Management Limited, a wholly owned subsidiary of Westpac, is the Responsible Entity of the Trust.

Significant developments

Epic Rest Group (Epic)

On 2 June 2004, we acquired via a trust structure a 100% holding in a group of companies that own and operate three strategically placed natural gas transmission pipeline assets.  As at 30 September 2004 these assets, valued at $712 million, were recorded in the statement of financial position of the Group.  The assets were sold to investors by initial public offering in Australia on 14 December 2004.

Hastings Funds Management Limited (Hastings)

Pursuant to a deferred sale agreement, we are in the process of completing the acquisition of the remaining 49% interest in Hastings not previously held by us.  It is anticipated that the completion process will conclude during the quarter ending 31 December 2005.

Wealth management business acquisitions

On 31 October 2002, we acquired most of the business of BT Financial Group, for $900 million.  The acquisition included the funds management operations in New Zealand.  This acquisition was funded from our existing financing sources.  This business has been integrated into our wealth management business unit.

Outsourcing contracts(1)

On 4 February 2005, in conjunction with the National Australia Bank and the Commonwealth Bank of Australia, we entered into a twelve year arrangement with Fiserv Solutions Australia Pty Limited for the provision of voucher (cheque) processing services.  As a result of this ‘utility’ style arrangement, our existing agreement with Unisys Payment Services Limited for cheque processing will be terminated progressively as services are transitioned to the new provider.  We expect to incur costs of approximately $217 million in acquiring services from Fiserv under the new contract, over a period of approximately 12 years.

Legal proceedings

We have contingent liabilities in respect of actual and potential claims and proceedings that have not been determined.  An assessment of likely losses is made on a case-by-case basis for the purposes of the Financial Statements and specific provisions have been made where appropriate, as described in Note 34 to the Financial Statements.

Our entities are defendants from time-to-time in legal proceedings arising from the conduct of our business.

We are one of 20 defendants named in proceedings concerning the Bell Group of companies.  The proceedings have been brought by the liquidators of several Bell Group companies and seek to challenge our entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990’s.  The proceedings are complex and are anticipated to continue for a further 15 months.  It is not possible to estimate the potential impact, however, we believe that we have good prospects of success.

The New Zealand Commerce Commission has laid 106 charges against us, along with several other New Zealand credit card providers, under the Fair Trading Act 1986 in relation to disclosure of international currency conversion fees charged on credit and debit card transactions.  Penalties under the Fair Trading Act 1986 could include a fine of up to NZ$200,000 (A$181,851) per charge and refunds to customers of fees collected.  We are considering our position in relation to the charges and at this stage do not consider it necessary to raise a provision in relation to this matter.

(1)           Details of other significant outsourcing arrangements entered into in prior years are disclosed in Note 32 to the Financial Statements.

New Zealand Inland Revenue Department Investigation

The New Zealand Inland Revenue Department (NZIRD) is reviewing a number of structured finance transactions as part of its audit of the 1999 to 2002 tax years.  This is part of a broader NZIRD investigation and review of structured finance transactions in the New Zealand market.

The transactions in question have been progressively run down and have now all been unwound.  Potential interest continues to accrue on the core tax if the NZIRD is successful in its challenge.

On 30 September 2004, we received assessments totalling NZ$18 million (A$16 million) (NZ$25 million (A$23 million) with interest) in respect of three transactions for the 1999 tax year.  On 31 March 2005, the NZIRD issued further amended tax assessments relating to the 2000 tax year that will impact three structured finance transactions in place in the 1999 tax year and an additional two structured finance transactions undertaken in the 2000 tax year only.  The maximum potential tax liability reassessed for the 2000 tax year is NZ$61 million (A$55 million) (NZ$85 million (A$77 million) with interest).  The potential primary tax in dispute for all five of these transactions for the years up to and including 30 September 2005 is NZ$220 million (A$200 million) (this includes the amounts noted above).  With interest this increases to NZ$296 million (A$269 million) (calculated to 30 September 2005).  The additional tax assessed in respect of the 1999 and 2000 tax years (NZ$79 million (A$72 million) tax plus interest as noted above) has been paid to the NZIRD as ‘tax in dispute’ to prevent further interest accruing.  This has been recorded in the Financial Statements as a receivable in ‘Other assets’ reflecting our position as noted below.

The NZIRD is also investigating other transactions undertaken by us, which have materially similar features to those for which assessments have been received.  Should the NZIRD take the same position across all of these transactions, for the years up to and including the year ended 30 September 2005, the overall primary tax in dispute will be approximately NZ$611 million (A$556 million) (including the amounts noted above).  With interest this increases to approximately NZ$750 million (A$682 million) (calculated to 30 September 2005).

We sought a binding ruling from the NZIRD on an initial transaction in 1999 which, following extensive review by the NZIRD, was confirmed in early 2001.  The principles underlying that ruling are applicable to, and have been followed in, all subsequent transactions.

At the time of entering the transactions, we received independent tax and legal opinions which confirmed that the transactions complied with New Zealand law.  Legal counsel has confirmed that the relevant parts of these opinions remain consistent with New Zealand law.

As previously disclosed, we are confident that the original tax treatment applied by us in all cases is correct.  We remain of the view that the transactions are legitimate and do not constitute tax avoidance.  Accordingly, no tax provision has been raised in respect of these matters.

We do not consider that the outcome of any other proceeding, either individually or in aggregate, is likely to have a material effect on our financial position.

Competition

The market for financial services in Australia has traditionally been highly concentrated among the four major banks.  However, the industry has changed significantly over the last decade driven by several emerging trends.

Customers are increasingly knowledgeable about and more actively managing their own financial affairs and, along with deregulation of the banking industry, are driving the demand for individually tailored and innovative products.  Corporate and institutional customers are increasingly moving offshore to capture global growth opportunities.

The erosion of local and global barriers to entry, such as the decline in the requirement for a branch network, means that competition is increasing.  Aggressive entrants and smaller players are using product focused strategies backed by strong customer service to compete for and attract high-value customers with aggressive acquisition strategies across all product groups.

Advances in technology are reducing service delivery costs and improving customer convenience.  Technology improvements are reducing the need for ownership and control of all of the activities required to provide a financial service or product.

In New Zealand we face competition principally from the locally incorporated subsidiaries of the other three major Australian banks.  Australia and New Zealand Banking Group Limited completed its acquisition of The National Bank of New Zealand Limited in December 2003.  This has significantly changed the banking landscape, making the merged entity the largest bank in New Zealand.  In addition, there is competition from a number of smaller market participants that focus primarily on the retail and housing sectors.

There are several implications arising out of these changing trends.  Financial services providers are under pressure to continually reduce costs, streamline customer facing processes, provide tailored and innovative products, and choose which activities they will own and which they will outsource.  Smaller lending originators and third party distributors continue to be a competitive threat to the branch networks of the major banks.  Growth opportunities are shifting from lending to investments and advice, and from new customers to increasing the value of our existing customer relationships through selling the additional services and products that meet their financial needs.  Several leading domestic financial providers are also expanding their banking capability in Asia.

We have reacted to these emerging competitive pressures in several ways.  Our distribution network has diversified from the simple branch focused model of the past into a diversified mix of distribution channels.  We seek to deliver superior customer experience through:

•      direct channels, such as telephone banking, internet banking, ATMs and Electronic Funds Transfer Point of Sale (‘EFTPoS’);

•      face-to-face channels, such as metropolitan and rural banking branches, relationship managers (for business banking, private banking and high-value customers), wealth planners and advisers and mortgage-lending representatives.

•      maintaining profitable relationships with and provide superior value propositions to third party channels, including independent financial advisers, accountants and independent mortgage and business lending brokers.

As described in our strategy, we believe we can address the above competitive pressures through:

•      providing superior customer service relative to our major competitors by thoroughly understanding the needs of our customers, providing value-adding solutions, and building long-term relationships;

•      continually focusing on the excellence and operational efficiency of our back office and service processes across the Group; and

•      having an outstanding leadership team supported by committed and high quality people that are enabled by superior processes and systems.

Economic outlook(1)

Australian economic growth eased in 2005 with GDP growth falling from over 3% in 2004 to around 2.5% in 2005.  While growth was slower, sustainability has been enhanced by the recovery in export growth, the income boost from the surge in the terms of trade and continuing strong business investment.

Looking ahead, in 2006 we expect growth in the Australian economy to remain solid as exports continue to grow, the benefits from the rising terms of trade become more widely dispersed and the downturn in housing activity stabilises.

In New Zealand, we expect economic growth will continue to slow as the housing market and the export sector lose momentum.

Overall, the financial services environment is likely to remain positive although we are expecting a moderation of credit growth from an average of 13% in 2005 to an average of 12% in 2006.  Equity markets are unlikely to repeat the strength exhibited in 2005.

We also expect asset quality to remain positive given the strength of the economy and the quality of corporate balance sheets.  However, the rise in oil prices may stress some isolated sectors.  Consumers have increased their gearing over recent years although, given that a deterioration in unemployment or a significant increase in interest rates is unlikely, this sector is not expected to come under additional pressure in the near term.

With a range of new competitors now entrenched and a significant investment in front-line capability, we believe that there will be a further increase in competition for new business over the coming year.  An increasing propensity to use price to gain business is also likely to place continued pressure on margins.

We believe that the outlook for us remains positive.  Efforts over the last 6 years to enhance the sustainability of the organisation have created a strong platform for growth.  The foundation of that platform is our highly committed workforce, high and improving customer satisfaction and our strong position within the community.

At the financial level, all businesses delivered sound financial performances in 2005 and this combined with the growth options embedded in all businesses provides sound momentum into the new financial year.

In addition, the strengthening of our distribution network in 2005, increasing both the capability of branches and the reach of our network provides a further source of growth.

In framing our outlook for the year ahead, we continue to believe that providing specific earnings guidance is neither responsible nor desirable.

Employees

The number of employees in each area of business as at 30 September(1):	2005	2004	2003
Business and Consumer Banking	12,403	12,312	12,064
BT Financial Group	1,762	1,898	1,969
Westpac Institutional Bank	1,283	1,457	1,260
New Zealand Banking	5,000	4,917	4,826
Business and Technology Solutions and Services	4,393	4,347	4,667
Pacific Banking	1,075	1,108	1,123
Head Office functions and other	1,222	974	871
Total employees	27,138	27,013	26,780

(1)           The number of employees includes core and implied full time equivalent (FTE) staff.  Core FTE includes overtime and pro-rata part time staff.  Implied FTE includes staff on unpaid absences (e.g. maternity leave), temporary and contract staff.

Total full time equivalent (FTE) employees increased 125 to 27,138 in 2005. This reflects an increase in temporary FTE of 225, partially offset by a decrease in permanent FTE of 100.

The increase in staff from 2004 is largely a result of additional customer facing employees recruited in our retail businesses in Australia and New Zealand.  It also reflects the increase in compliance and project staff employed for a range of initiatives.  Key movements include:

•      213  additional front line staff in the Australian branch network;

•      the appointment of 82 new regional manager positions in Business and Consumer Banking created to support our sales staff and further embed our Ask Once policy;

•      146 additional customer facing roles in New Zealand aimed at strengthening our position in the consumer and small/medium enterprise segments; and

•      additional compliance and project staff employed to assist in meeting a wide variety of requirements.

These were partially offset by the following decreases:

•      disposal of Epic in December 2004 (190 FTE); and

•      lower FTE in BTFG from continued operational and integration efficiencies.

Our Australian enterprise agreements were certified by the Australian Industrial Relations Commission (AIRC) in August 2002.  Although the nominal terms of these agreements expired on 30 June 2004, they remain in force until they are replaced or terminated by the AIRC.  We had been negotiating new agreements with the Finance Sector Union (FSU) since July 2004, however we have not been able to reach agreement and we have ceased negotiations.  During negotiations our offer to settle the agreements included 4% pay rises to eligible employees in October 2004, 2005 and 2006.  Although we have not settled new agreements, we have paid eligible employees a 4% increase effective October 2004 and October 2005.  During the negotiations, the FSU has taken some industrial action.  However, there was minimal or no adverse customer impact as a result.  In New Zealand, we maintain both individual and collective agreements with the Finance and Information Union (Finsec).  We continue to maintain a business like and professional relationship with the FSU in Australia and Finsec in New Zealand.

Remuneration policies

The application of all remuneration practices across the Bank is generally consistent with the principles underlying our executive remuneration structures (refer to Notes 26 and 41 for further information), acknowledging the complexity and diversity of our businesses.

(1)           All data and opinions under ‘Economic Outlook’ are generated by our internal economists.

Fixed remuneration is market aligned, and subject to either enterprise agreements and awards or annual review.  All our employees participate in short term incentive schemes, with specific reference to the role and to market competitiveness.  A range of short term incentive schemes has been designed in recognition of our business needs – from highly formulated incentive schemes for roles with a strong sales focus, to discretionary arrangements for roles such as corporate support, based on performance against individual and business objectives.

We offer employee share plans for permanent employees in Australia, which are designed to provide tangible recognition for improvements in our performance and gain greater staff commitment.  For further details refer to Note 26 to the Financial Statements.  We also provide superannuation (pension) plans for our employees in Australia, New Zealand and certain other countries in which we operate.  Plan members are entitled to benefits on retirement, resignation, permanent disability or death.  Refer to Note 33 to the Financial Statements for further information.

Awards of long term performance incentives are available to select employees regarded as business critical or high potential.

A highlight for 2005 was the implementation of superannuation (pension) choice for all our employees in eligible accumulation funds.  2006 is expected to see the introduction of an enhanced performance management framework, designed to more completely integrate our values of teamwork, integrity and achievement into remuneration outcomes.

The Board Remuneration Committee oversees the remuneration practices across our Group, and approves total expenditure for performance recognition.

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

As an ADI we report prudential information to APRA in relation to capital adequacy, large exposures, credit quality and liquidity.  Our controlled entities in Australia involved in general insurance, superannuation and life insurance are also subject to the regulatory regime of APRA. Reporting is supplemented by consultations, on-site inspections and targeted reviews.  Our external auditors also have an obligation to report on compliance with certain statutory and regulatory banking requirements, and on any matters that in their opinion may have the potential to materially prejudice the interests of depositors.

Australia’s risk-based capital adequacy guidelines are generally consistent with the approach agreed upon by the Basel Committee on Banking Supervision.  Refer to the section ‘Basel Capital Accord’.

The RBA is responsible for monetary policy, maintaining financial system stability and payments system regulation.  The RBA is an active participant in the financial markets, manages Australia’s foreign reserves, issues Australian currency notes and serves as banker to the Commonwealth Government.  On 1 July 2002, the RBA transferred the responsibility for registration and categorisation of financial corporations to APRA.

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

The ASX operates Australia’s primary national market for securities issued by listed companies.  Our securities are listed on the ASX and we therefore have a contractual obligation to comply with the ASX Listing Rules, that have statutory backing in the Australian Corporations Act 2001.  Oversight of listed companies’ compliance with the ASX Listing Rules is shared between the ASX and ASIC.

The ACCC is an independent statutory authority responsible for the regulation and prohibition of anti-competitive and unfair market practices and mergers and acquisitions by Australian corporations.  Its objectives are to ensure that corporations do not act in a way that may have the effect of eliminating or reducing competition, and to oversee product safety and liability issues, pricing practices and third party access to facilities of national significance.  The ACCC’s consumer protection work complements that of State and Territory consumer affairs agencies, that administer the unfair trading legislation of their jurisdictions.

The Australian government’s present policy is that mergers among the four major banks will not be permitted until the government is satisfied that competition from new and established participants in the financial industry, particularly in respect of small business lending, has increased sufficiently.  Proposals for foreign acquisitions of Australian banks are subject to approval by the government under the Australian Foreign Acquisitions and Takeovers Act 1975.

New Zealand

The Reserve Bank of New Zealand (RBNZ) is responsible for the supervision of the New Zealand banking industry.  This is primarily achieved through the extensive disclosure regime that was introduced in 1995 requiring all banks to publish Financial Statements on a quarterly basis, which also incorporates director attestation on the Bank’s risk management disciplines.

The RBNZ policy is that all systemically important banks must incorporate as a local entity rather than operate via a branch.  In December 2004, the Board announced that the key operations in New Zealand would be locally incorporated.  Westpac received agreement in principle from the Reserve Bank on its proposed incorporation model on 27 October 2005 and is about to commence the consultation process for the legislation required to implement local incorporation.  Our current expectation is that this process will be completed by 1 October 2006.

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

Based on the statement of financial position as at 30 September 2005, the carrying value of our New Zealand assets was greater than our New Zealand deposit liabilities.

United States

Our New York branch is a federally licensed branch and, as such, is subject to supervision, examination and extensive regulation by the US Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System (the US Federal Reserve) under the International Banking Act of 1978 (‘IBA’), and related regulations. Under the IBA, we may not open any branch, agency or representative office in the US or acquire more than 5% of the voting stock of any US bank without the prior approval of the US Federal Reserve.

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

USA PATRIOT Act

The USA PATRIOT Act requires US financial institutions, including the US branches of foreign banks, to take certain steps to prevent, detect and report individuals and entities involved in international money laundering and the financing of terrorism. The required actions include verifying the identity of financial institutions, terminating correspondent accounts for foreign ‘shell banks’ and obtaining information about the owners of foreign bank clients and the identity of the foreign bank’s agent for service of process in the US. Many of the new anti-money laundering compliance requirements of the USA PATRIOT Act are consistent with the anti-money laundering compliance obligations previously imposed on US financial institutions, including the US branches of foreign banks, under the Bank Secrecy Act and under regulations of the applicable US bank regulatory agency such as the US Comptroller of the Currency. These include requirements to adopt and implement an effective anti-money laundering program, report suspicious transactions or activities, and implement due diligence procedures for correspondent and other customer accounts. The USA PATRIOT Act and other recent events have resulted in heightened scrutiny of Bank Secrecy Act and anti-money laundering compliance programs by federal bank regulatory and law enforcement authorities.

Financial Review

Key information

Selected consolidated financial and operating data

We have derived the following selected financial information as of and for the financial years ended 30 September 2005, 2004, 2003, 2002 and 2001 from our audited consolidated Financial Statements and related notes.  The Financial Statements were reported on by independent auditors PricewaterhouseCoopers for 2005, 2004 and 2003 and Messrs R. Chowdry and M.J. Codling for 2002 and 2001.

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

This information should be read together with the ‘Operating and financial review and prospects’ and our audited consolidated financial statements and the accompanying notes.

Consolidated statement of financial performance

	Year ended 30 September
	2005	2005	2004	2003	2002	2001
(in $ millions unless otherwise stated)	US$(1)	A$	A$	A$	A$	A$
Amounts in accordance with Australian GAAP
Interest income	11,551	15,113	12,939	10,885	9,789	10,258
Interest expense	(7,542)	(9,868)	(8,184)	(6,559)	(5,584)	(6,207)
Net interest income	4,009	5,245	4,755	4,326	4,205	4,051
Non-interest income	2,721	3,560	3,255	3,004	2,919	2,537
Net operating income	6,730	8,805	8,010	7,330	7,124	6,588
Operating expenses	(3,137)	(4,105)	(3,940)	(3,763)	(3,895)	(3,472)
Amortisation of goodwill	(128)	(168)	(164)	(163)	(100)	(98)
Bad and doubtful debts	(292)	(382)	(414)	(485)	(461)	(433)
Profit from ordinary activities before income tax expense	3,173	4,150	3,492	2,919	2,668	2,585
Income tax expense	(934)	(1,222)	(913)	(728)	(471)	(677)
Net profit	2,239	2,928	2,579	2,191	2,197	1,908
Net profit attributable to outside equity interests:
Managed investment schemes	(69)	(90)	(30)	—	—	—
Other	(15)	(20)	(10)	(8)	(5)	(5)
Net profit attributable to equity holders	2,155	2,818	2,539	2,183	2,192	1,903
Weighted average number of ordinary shares (millions)(2)	1,851	1,851	1,846	1,824	1,812	1,801
Basic earnings per ordinary share (cents)(2)	110.7	144.8	129.2	115.6	118.3	102.8
Dividends per ordinary share (cents)	76	100	86	78	70	62
Distributions on other equity instruments	105	137	154	75	48	51
Dividend payout ratio (%)(3)	69.0	69.0	66.6	67.5	59.2	60.3
Amounts in accordance with US GAAP(4)
Net income	2,150	2,813	2,772	1,984	2,579	1,769
Basic earnings per ordinary share (cents)	116.2	152.0	150.2	108.8	142.3	98.2
Dividend payout ratio (%)(3)	65.8	65.8	57.3	71.7	49.2	63.1

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

Consolidated net income under US GAAP for the year ended 30 September 2005 was A$2,813 million (2004 A$2,772 million, 2003 A$1,984 million).  The significant adjustments between Australian and US GAAP results primarily relate to premises and sites, goodwill amortisation, superannuation expenses, employee share option and share plan compensation, debt instruments and service fees.

Consolidated statement of financial position data

	Year ended 30 September
	2005	2005	2004	2003	2002	2001
(in $ millions unless otherwise stated)	US$(1)	A$	A$	A$	A$	A$
Amounts in accordance with Australian GAAP
Year end balances
Cash and balances with central banks	1,409	1,844	1,800	1,786	1,669	1,079
Due from other financial institutions	8,328	10,896	9,538	6,035	5,242	5,094
Trading and investment securities	9,039	11,827	13,412	12,449	13,956	13,589
Loans	149,489	195,589	182,471	160,473	135,870	122,250
Acceptances of customers	3,718	4,864	5,534	3,788	4,788	15,700
Deposits and public borrowings(5)	114,228	149,454	146,533	129,071	110,763	96,157
Due to other financial institutions	8,143	10,654	7,071	3,831	4,731	5,954
Total assets	198,529	259,753	245,079	221,339	191,037	189,845
Total liabilities excluding loan capital	182,153	238,327	224,331	202,799	176,057	175,302
Total loan capital	3,221	4,214	4,431	4,544	4,512	4,838
Net assets	13,155	17,212	16,317	13,996	10,468	9,705
Ordinary equity (6), (7), (8)	10,618	13,892	12,416	11,713	9,986	9,226
Trust Originated Preferred Securities (TOPrSSM)	—	—	—	465	465	465
Fixed Interest Resettable Trust Securities (FIRsTS)	501	655	655	655	—	—
Trust Preferred Securities (2003 TPS)	865	1,132	1,132	1,132	—	—
Trust Preferred Securities (2004 TPS)	524	685	685	—	—	—
Outside equity interests	648	848	1,429	31	17	14
Average balances
Total assets	194,404	254,355	237,036	210,377	186,827	178,196
Loans	143,744	188,073	170,863	149,896	132,472	116,687
Acceptances of customers	4,001	5,235	4,502	4,402	7,707	16,680
Total equity(6)	11,801	15,440	14,421	12,097	10,355	9,260
Ordinary equity (6), (7), (8)	9,911	12,968	11,979	10,972	9,890	8,795
Trust Originated Preferred Securities (TOPrS)	—	—	320	465	465	465
Fixed Interest Resettable Trust Securities (FIRsTS)	501	655	655	511	—	—
Trust Preferred Securities (2003 TPS)	865	1,132	1,132	149	—	—
Trust Preferred Securities (2004 TPS)	524	685	335	—	—	—
Outside equity interests	795	1,040	1,406	21	16	10
Amounts in accordance with US GAAP(4)
Total assets	202,665	265,164	251,705	221,768	191,338	189,769
Total equity	11,248	14,717	12,928	11,774	10,590	9,408
Average total assets	198,539	259,766	243,662	210,806	187,128	178,198
Average total equity	10,565	13,822	12,351	11,182	9,999	9,071
Average minority interest	795	1,040	1,407	635	481	475

Refer page 16 for footnote explanations.

Summary of consolidated ratios

	Year ended 30 September
	2005	2005	2004	2003	2002	2001
(in $ millions unless otherwise stated)	US$(1)	A$	A$	A$	A$	A$
Ratios in accordance with Australian GAAP
Profitability ratios (%)
Net interest margin(9)	2.50	2.50	2.53	2.62	2.81	3.11
Return on average assets(10)	1.11	1.11	1.07	1.04	1.17	1.07
Return on average ordinary equity(11)	20.7	20.7	19.9	19.2	21.7	21.1
Return on average total equity(12)	18.3	18.3	17.6	18.0	21.2	20.6
Capital ratio (%)
Average total equity to average total assets	6.1	6.1	6.1	5.8	5.5	5.2
Total capital ratio(13)	9.7	9.7	9.7	10.5	9.6	9.9
Earnings ratios
Basic earnings per ordinary share (cents)(2)	110.7	144.8	129.2	115.6	118.3	102.8
Fully diluted earnings per ordinary share (cents)(14)	109.5	143.3	127.7	115.3	117.9	102.4
Dividends per ordinary share (cents)	76	100	86	78	70	62
Dividend payout ratio (%)(3)	69.0	69.0	66.6	67.5	59.2	60.3
Credit quality ratios
Bad debt write-offs (net of recoveries)	253	331	251	336	457	340
Bad debt write-offs (net of recoveries) to average loans (%)	0.18	0.18	0.15	0.22	0.34	0.29
Ratios in accordance with US GAAP(4)
Profitability ratios (%)
Net interest margin	2.43	2.43	2.40	2.60	2.81	3.11
Net profit attributable to equity holders to average total assets	1.08	1.08	1.14	0.94	1.38	0.99
Net profit attributable to equity holders to average total equity	20.4	20.4	22.4	17.7	25.8	19.5
Capital ratio (%)
Average total equity to average total assets	5.3	5.3	5.2	5.3	5.3	5.1
Leverage ratio(15)	5.0	5.0	4.7	4.6	4.5	4.5
Earnings ratios
Basic earnings per ordinary share (cents)	116.2	152.0	150.2	108.8	142.3	98.2
Fully diluted earnings per ordinary share (cents)(14)	114.8	150.2	147.5	108.4	141.5	97.6
Dividends per ordinary share (US cents)	76	76	62	53	38	31
Dividend payout ratio (%)(3)	65.8	65.8	57.3	71.7	49.2	63.1

(1)           Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7643, the Noon Buying Rate on 30 September 2005.  Amounts or ratios are in accordance with this conversion rate.

(2)           Based on the weighted average number of fully paid ordinary shares outstanding, including 41 million New Zealand Class shares in 2005 (2004 53 million, 2003 54 million, 2002 54 million, 2001 54 million), and after deducting distributions on other equity instruments of $137 million in 2005 (2004 $154 million, 2003 $75 million, 2002 $48 million, 2001 $51 million).

(3)           Calculated by dividing the dividends per ordinary share by the basic earnings per ordinary share.

(4)           Refer to Note 45 to the Financial Statements for the reconciliation with US GAAP.

(5)           Public borrowings balances were only held until 2002.  They related to Australian Guarantee Corporation Limited and Augusta (1962) Limited (formerly Australian Guarantee Corporation (NZ) Limited).

(6)           Includes total parent entity interest and New Zealand Class shares.  Excludes outside equity interests (minority interest).

(7)           Excludes TOPrS, FIRsTS, 2003 TPS and 2004 TPS.

(8)           New Zealand Class shares were on issue until 11 July 2005.  On this date they were fully exchanged for ordinary shares.

(9)           Calculated by dividing net interest income (including tax equivalent gross up) by average interest earning assets.

(10)         Calculated by dividing net profit attributable to our equity holders by average total assets.

(11)         Calculated by dividing net profit attributable to our equity holders less distributions on other equity instruments by average ordinary equity.

(12)         Calculated by dividing net profit attributable to our equity holders by average total equity.

(13)         For details on the calculation of this ratio refer to Note 42 to the Financial Statements.

(14)         Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

(15)         Leverage ratios have been calculated in accordance with guidelines promulgated by the Board of Governors of the US Federal Reserve System.  The ratio is calculated by dividing tier 1 capital by total average assets for leverage capital purposes in accordance with US GAAP.

Risk factors

Our business activities are subject to risks that can adversely impact our business, future performance and financial condition.  You should carefully consider the risks and the other information in this annual report before investing in our securities.  The risks and uncertainties described below are not the only ones we may face.  Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.  If any of the following risks actually occurs, our business, results of operations or financial condition could be materially adversely affected, with the result that the trading price of our securities could decline and you could lose all or part of your investment.

Our business is substantially dependent on the Australian and New Zealand economies

Our revenues and earnings are dependent on the level of financial services our customers require.  In particular, levels of borrowing are heavily dependent on customer confidence, the state of the economy, the home lending market and prevailing market interest rates from time to time in the countries in which we operate.

We currently conduct most of our business in Australia and New Zealand.  Consequently, our performance is influenced by the level and cyclical nature of business and home lending activity in these countries, which is in turn impacted by both domestic and international economic and political events.  There can be no assurance that a weakening in the Australian or New Zealand economies will not materially affect our financial condition and results of operations.  The economic conditions of other regions where we conduct operations can also affect our future performance.

We face intense competition in all aspects of our business

We compete, both domestically and internationally, with asset managers, retail and commercial banks, non-bank mortgage brokers, private banking firms, investment banking firms, brokerage firms, and other investment service firms.  In addition, the trend toward consolidation in the global financial services industry is creating competitors with broader ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power.  In recent years, competition has also increased as large insurance and banking industry participants have sought to establish themselves in markets that are perceived to offer higher growth potential, and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships.  We expect these trends to continue.  For more detail on how we address competitive pressures refer to the section ‘Competition’.

An increase in defaults in our loan portfolio could adversely affect our results of operations and financial condition

Credit risk is our most significant risk and arises primarily from our lending activities.  We hold general and specific provisions to cover bad and doubtful debts.  If these provisions prove inadequate either because of an economic downturn or a significant breakdown in our credit disciplines, then this could have a material adverse effect on our results of operations and financial performance.

For a discussion of our risk management procedures, including the management of credit risk, refer to the section ‘Risk Management’.

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our overall financial position.  In our financial markets trading businesses, we are exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, and commodity and equity prices.  If we were to suffer substantial losses due to any such market volatility, it would adversely affect our results of operations and financial condition.

For a discussion of our risk management procedures, including the management of market risk, refer to the section ‘Risk Management’.

We could suffer losses due to operational risks

As a financial services organisation we are exposed to a variety of other risks including those resulting from process error, fraud, system failure, security and physical protection, customer services, staff skills and performance, and product development and maintenance.  Operational risk can directly impact our reputation and result in financial losses which could adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, including the management of operational risk, refer to the section ‘Risk Management’.

Our businesses are highly regulated and we could be adversely affected by changes in regulations and regulatory policy

Compliance risk arises from the regulatory standards that apply to us as an institution.  All of our businesses are highly regulated in the various jurisdictions in which we do business.  We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including changes to accounting standards – refer to sections ‘Accounting standards’ and ‘Critical accounting policies’) and industry codes of practice, as well as meeting our ethical standards.  Our business and earnings are also affected by the fiscal or other policies adopted by various regulatory authorities of the Australian and New Zealand governments, foreign governments and international agencies.  The nature and impact of future changes in such policies are not predictable and are beyond our control.  Changes in regulations or regulatory policy could adversely affect one or more of our businesses and could require us to incur substantial costs to comply.  The failure to comply with applicable regulations could result in fines and penalties or limitations on our ability to do business.  These costs, expenses and limitations could have a material adverse affect on our business, financial performance or financial condition.

An inability to meet our payment obligations could adversely affect our financial performance or financial condition

Liquidity risk is the potential inability to meet our payment obligations, which could potentially arise as a result of mismatched cash flows generated by our business.  For a more detailed description of liquidity risk, refer to the section ‘Liquidity and funding’.

We could suffer losses if we fail to syndicate or sell down underwritten equities

As a financial intermediary we underwrite listed and unlisted equities.  Equity underwriting activities include developing solutions for corporate and institutional customers who have a demand for equity capital, and investor customers who have an appetite for equity-based investment products.  We may guarantee the pricing and placement of these facilities.  We are at risk if we fail to syndicate or sell down our risk to other market participants.

Other risks

Other risks that can impact our performance include insurance risk, interest rate risk, reputation risk and strategic risk.  Refer to the section ‘Corporate Governance’ for more information on these risks.

Operating and financial review and prospects

The following discussion contains, in addition to historical information, forward-looking statements that involve risks and uncertainties.  Where forward-looking statements are made, our actual results may differ significantly from the results discussed.  For a description of factors that may affect our results, refer to sections ‘Disclosure regarding forward-looking statements’, ‘Risk factors’ and ‘Risk management’.

Accounting standards

The Financial Statements included in this report have been prepared in accordance with the accounting policies described in Note 1 to the Financial Statements, being in accordance with Australian GAAP.  Australian GAAP varies in certain respects from US GAAP.  For a reconciliation of significant adjustments from our Australian GAAP Financial Statements to comply with US GAAP, refer to Note 45 to the Financial Statements.

Changes in accounting policy

Employee option and share ownership schemes

Commencing with the year ended 30 September 2004, we have applied the Australian Accounting Standards Board (‘AASB’) AASB 1046 Director and Executive Disclosures by Disclosing Entities and elected to adopt early AASB 1046A Amendments to Accounting Standard AASB 1046 with respect to valuing options provided to specified directors and executives in disclosing the remuneration of our Directors and Executive Officers.  The standards require that amounts disclosed for remuneration of directors and executive officers include the fair value of share options, performance options, performance share rights and stock appreciation rights (together ‘equity based remuneration’) granted.  Share options, performance options and performance share rights are valued at grant date and the value apportioned over the period from grant date to vesting date.  The value included for stock appreciation rights is the increase in value of the vested rights in each year.  The fair value of share options, performance options and performance share rights is estimated at grant date using Binomial/Monte Carlo simulation valuation techniques.

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

Recent accounting developments – Australia

In July 2002, the Financial Reporting Council (FRC) of Australia announced its formal support for Australia to adopt standards based on International Financial Reporting Standards (IFRS) for financial years beginning on or after 1 January 2005.  As a result the accounting standards that apply to Australian reporting companies under the Corporations Act 2001 will be based on IFRS issued by the International Accounting Standards Board for accounting periods beginning on or after 1 January 2005.  We will adopt the Australian equivalents to IFRS (A-IFRS) from 1 October 2005 and certain comparatives will be required to be restated on initial adoption.

For a discussion of the expected impact of the adoption of A-IFRS on certain aspects of our financial position and results of operations, see Note 1 to the Financial Statements.

Our Board established a formal project, monitored by a steering committee, to achieve transition to A-IFRS reporting.  Our implementation project consisted of three phases.

Assessment and Planning

In the assessment and planning phase a high level overview of the impacts of conversion to A-IFRS reporting on existing accounting and reporting policies, procedures, systems and processes, business structures and staff was developed.  This phase was substantially complete at September 2004.

Design phase

In the design phase, the changes required to existing accounting policies, procedures and systems and processes in order to transition to A-IFRS were formulated.  The design phase is substantially complete.

Implementation phase

The implementation phase included implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff.  It enabled us to generate the disclosures required as part of the transition to A-IFRS.

Recent accounting developments – United States

In December 2003, the Financial Accounting Standards Board (FASB) issued revisions to FIN 46 Consolidation of Variable Interest Entities, known as FIN 46R, which is applicable to all variable interest entities (VIEs).  FIN 46R clarifies the application of Accounting Research Bulletin No. 51 Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties.  These types of entities are referred to as VIEs.  Under FIN 46R, we have consolidated a commercial paper conduit, Waratah Receivables Corporation Pty Limited and its controlled entities.  We have also deconsolidated certain trusts through which hybrid tier 1 capital instruments have been issued.  In accordance with FIN 46R, we do not have a variable interest in these trusts and therefore we are not the primary beneficiary.

In December 2004 FASB issued FAS123 R Share Based Payment.  The statement prohibits the use of the intrinsic value method of measuring equity based compensation, previously allowed by APB Opinion 25 “Accounting for Stock Issued to Employees”.  Public companies which use this method will be required to measure the fair value of equity based compensation at grant date and recognise this expense over the vesting date for all grants issued in reporting periods which commence after June 15, 2005.  As we already apply the fair value method to measure equity based compensation, FAS 123 R will have no impact on our US GAAP reconciliation.

In March 2005, FASB issued FASB Interpretation No. (FIN) 47, Accounting for Conditional Asset Retirement Obligations.  The standard requires a company to identify all obligations it will incur when it retires a long lived asset.  For all retirement obligations which the fair value can be reliably estimated, the company must record a liability in respect of that obligation.  Upon adoption the company will record a liability for any existing asset retirement obligations, an asset retirement cost capitalised to the long-lived assets and accumulated depreciation on that capitalised cost.  As FIN 47 must be applied to all reporting periods ending after December 15, 2005, it is applicable to us from 1 October 2005.  It is unlikely that the application of FIN 47 will result in the recognition of significant liabilities.

As part of the project to harmonise International and US accounting standards, FASB issued FAS 154 Accounting Changes and Error Corrections in May 2005.  The standard requires that when companies voluntarily change accounting policy, they retrospectively apply it to comparative periods in the annual report, unless it is impractical to do so.  The standard also requires errors discovered after issue of the annual report to be reported as a prior period adjustment in comparatives of the next annual financial report.  This standard will be applicable to changes in accounting policy and errors discovered in financial years beginning after December 15, 2005, and early adoption is permitted.

Critical accounting policies

Our reported results are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of the statements of financial performance and position.  The principal accounting policies are disclosed in Note 1 to the Financial Statements and Note 45 with respect to policies that differ to US GAAP.

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

Provisions for bad and doubtful debts

Provisions for bad and doubtful debts are established by management to cover credit losses inherent in the credit portfolio.  For details of how we manage credit risk, refer to the discussion in the section titled ‘Credit risk’.

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

Specific provisioning

Specific provisions are raised to cover all identified doubtful debts where the aggregated exposure is at least $100,000 and the expected loss is greater than $20,000.  The calculation of specific provisions is based on the difference between the customer’s aggregate exposure and estimated net recovery value in accordance with the APRA prudential standards.

In determining the net recovery value, the following key assessments are made:

•      the estimated realisable value of security;

•      the cash flows of the business, where these flows are freely available; and

•      the market prices for relevant debt (particularly in relation to corporate exposures).

Credit card and personal loan balances are normally written-off when a payment is 180 days in arrears.  Credit card and personal loan balances will not be written off at 180 days when other arrangements have been made.  In these cases specific provisions are raised where necessary.  In determining the amount of specific provisioning, consideration is given to an analysis of arrears, expected future cash flows and past loss experience.

Bad debts, in respect of which no specific provisions have been established, are written off against the general provision.

General provisioning

A general provision is maintained to cover losses inherent in our existing overall loan portfolios and other credit exposures that are not yet identifiable.  In determining the level of the general provision, we employ a statistical methodology called dynamic provisioning.  This methodology assists management in making estimates and judgements based on historical experience, business conditions, the composition of the portfolio, industry best practices and publicly available default data.

In performing this statistical analysis, the methodology uses certain parameters, with the two key parameters being probability of default and loss given default giving rise to an expected loss factor.  These statistical measures are supplemented by a consideration of current market conditions.

Transaction managed exposures are individually risk graded and a loss given default is assigned to each facility.  Default rates corresponding to risk grade are analysed using historical default rate data.  These two components are separately monitored in our risk grading system.  Probability of default is estimated using information from external rating agencies as well as our own internal historical loss data (over the last six years) to set a probability of default for each risk grade.  Loss given default is estimated from our own loss experience on defaults since 1992.  The general provision is calculated by applying an expected loss factor to the total committed exposure (TCE) for each transaction managed facility.  TCE is the maximum amount of credit exposure, excluding transaction risk and settlement risk exposures, which we are committed to incur, via one or more facilities, to a customer.

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

As at 30 September 2005, total provisions for bad and doubtful debts were $1,729 million (2004 $1,724 million) representing 0.86% (2004 0.91%) of loans and acceptances.  Of the total provision for 2005, $1,530 million (2004 $1,487 million) represented the general provision and $199 million (2004 $237 million) represented the specific provisions.

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

As at 30 September 2005, the market value of trading securities held was $9,399 million.  The notional amount of trading derivatives outstanding as at 30 September 2005 was $876,521 million.

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

As at 30 September 2005, we held investment securities with a carrying value of $2,428 million and a fair value of $2,586 million.

We believe the judgements and estimates used are reasonable in the current market, however, a change in these judgements and estimates would lead to different results and future market conditions may vary from those expected.

Goodwill

Goodwill represents the excess of purchase consideration, including incidental expenses associated with the acquisition, over the fair value of the identifiable net assets acquired at the time of acquisition.  As at 30 September 2005, the balance of goodwill recorded as an asset on our consolidated statement of financial position as a result of acquisitions was $2,290 million, the most significant amount of which relates to the acquisition of BT Funds Management Limited (BTFM).

Under Australian GAAP, goodwill is amortised on a straight-line basis over 20 years, representing the minimum period of expected benefits.  If the carrying value of goodwill exceeds the value of the expected future benefits, the difference is expensed to the statement of financial performance.  Under US GAAP, effective from 1 October 2002, goodwill is no longer amortised, but tested for impairment.  Refer to Note 45 to the Financial Statements for further detail.  We test our goodwill for impairment on an annual basis or more often if circumstances indicate that there may be impairment.

For the purposes of testing goodwill for impairment under both Australian and US GAAP, we adopt the methodology set out in SFAS 142 Goodwill and Other Intangible Assets.  We view our operations on a disaggregated basis, whereby each business unit or reporting unit, is assessed individually.  The impairment test is undertaken at the reporting unit level and comprises two steps.

The first step of the goodwill impairment test compares the fair value of the reporting unit with its carrying amount, including goodwill.  In testing the impairment of goodwill relating to our acquisitions, an estimate of fair value of the reporting unit is determined by reference to expected future cash flows.  If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired.  However, if the carrying amount of the reporting unit exceeds its fair value, an additional procedure is undertaken.  That additional procedure compares the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill.

Estimates of future cash flows involve considerable judgement, including our view on future changes in market conditions and anticipated results of the implementation of business strategies.  Adverse changes in these assumptions could result in a goodwill impairment charge in the future.

Carrying value of non-current assets (excluding goodwill)

The carrying value of our non-current assets does not exceed their recoverable amount.  Except where otherwise indicated, recoverable amount is defined as the undiscounted amount expected to be recovered from the net cash flows arising from the assets’ continued use and subsequent disposal.  Every six months, we review non-current assets for possible impairment indications.  If impairment indicators are identified we make an assessment about whether the carrying value of such assets remains fully recoverable.  When making this assessment we compare the carrying value to the market value, if available, or the value in use.  Determination of the value in use requires us to make assumptions and estimates, which include expectations of future cash flows generated from continued use of the asset.

We consider our assumptions and estimates are reasonable and supportable in the existing market environment, however, different assumptions and estimates could be used which would lead to different results.

Provisions (other than provisions for bad and doubtful debts)

We hold provisions in respect of a range of future obligations such as employee entitlements, restructuring costs, non-lending losses and surplus lease space.  Provisions carried for long service leave are supported by an independent actuarial report.  Some of the provisions involve significant management judgement about the likely outcome of various events and estimated future cash flows.

These judgements are based on management’s assessment of conditions as at the date of the Financial Statements.  The provisions raised could potentially be understated if factors affecting these judgements change.

Superannuation

We have adopted the principles of International Accounting Standard (IAS) 19 Employee Benefits in accounting for our superannuation (pension) commitments.  In respect of defined benefit schemes, the application of IAS 19 requires an actuarial determination of the present value of the schemes’ liabilities and the determination of the current market value of the schemes’ assets.  IAS 19 is relatively similar to the equivalent US accounting standard SFAS 87.

Actuarial assumptions used to determine these amounts and the resulting pension expense include both demographic assumptions, such as mortality rates, employee turnover and early retirement, and financial assumptions, such as discount rate, future salary and benefit levels and expected rate of return on pension assets.

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

In 2005, our principal defined benefit scheme in Australia, the Westpac Staff Superannuation Plan, had total assets of $1,584 million available to meet future benefit payments of $1,467 million.

Changes to demographic assumptions and unexpected future market, interest rate or inflation movements or changes to taxation could significantly impact the value of scheme assets and liabilities and hence significantly impact the value of the pension prepayment and pension expense.

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

As an ADI and applying the ASIC Class Order 98/110 (the Class Order) we are exempt, subject to certain conditions, from the requirement to disclose the details of certain loans or financial instrument transactions made to related parties (other than specified directors and executives and entities controlled or significantly influenced by them) in the ordinary course of our banking business and either on an arm’s length basis or with the approval of our shareholders.  The Class Order exemption does not apply to a loan or financial instrument transaction which a director should be reasonably aware that if not disclosed, would have the potential to affect adversely the decision made by users of the Financial Statements about the allocation of scarce resources.  As required by ASIC, each year we lodge a statutory declaration, signed by two Directors, confirming that we have appropriate systems of internal controls and procedures in place to provide assurance that any financial instrument transaction of a bank which is not entered into regularly is drawn to the attention of our Directors for the purpose of disclosure.

In accordance with the Class Order details of loans to our Directors and executives and entities controlled or significantly influenced by them are disclosed in Note 41 to the Financial Statements.

Other than as disclosed in Note 41 if applicable, loans made to parties related to specified Directors and Executives of Westpac are made in the ordinary course of business on normal terms and conditions (including interest rates and collateral).  Loans are made on the same terms and conditions (including interest rates and collateral) as apply to other employees and certain customers in accordance with established policy.  These loans do not involve more than the normal risk of collectability or present any other unfavourable features.

Auditors’ remuneration

Auditors’ remuneration, including goods and services tax, to the external auditor is summarised from Note 31 to the Financial Statements as follows:

Audit fees	$8,832,000
Audit-related fees	$2,068,000
Tax fees	$483,000
All other fees	$297,000

The external auditor, PricewaterhouseCoopers, also provides audit and non-audit services to non-consolidated entities including non-consolidated securitisation vehicles sponsored by the Westpac Group, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds.  The fees in respect of these services were approximately $3.6 million in total (2004 $3.7 million).  PricewaterhouseCoopers may also provide audit and non-audit services to other entities in which Westpac holds a minority interest, and which are not consolidated.  Westpac is not aware of the amount of any fees paid by those entities.

Audit related services

Of the total amount of fees paid by Westpac to PricewaterhouseCoopers in the year ended 30 September 2005, approximately 0.32% of these fees (1.64% of Audit Related Services) were approved by the Board Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X of the United States Security and Exchange Commission.  No other fees paid by Westpac to PricewaterhouseCoopers in that year were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Westpac Group Assurance continually monitors the application of the pre-approval process in respect of non-audit services provided by PricewaterhouseCoopers and promptly brings to the attention of the Board Audit Committee any exceptions that need to be approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Westpac Group Assurance also continually draws business unit management’s attention to the importance of compliance with the pre-approval process.

Overview of performance

	2005	2004	2003
	$m	$m	$m

Net interest income	5,245	4,755	4,326
Non-interest income	3,560	3,255	3,004
Net operating income	8,805	8,010	7,330
Operating expenses	(4,105)	(3,940)	(3,763)
Amortisation of goodwill	(168)	(164)	(163)
Bad and doubtful debts	(382)	(414)	(485)
Profit from ordinary activities before income tax expense	4,150	3,492	2,919
Income tax expense	(1,222)	(913)	(728)
Net profit attributable to outside equity interests	(110)	(40)	(8)
Net profit attributable to equity holders	2,818	2,539	2,183
Earnings per share (cents): Basic	144.8	129.2	115.6
Earnings per share (cents): Fully diluted	143.3	127.7	115.3

Overview of performance

Net profit attributable to equity holders was $2,818 million in 2005, an increase of $279 million, or 11% over 2004.  2004 net profit attributable to equity holders was $2,539 million, an increase of $356 million, or 16% over 2003.  The 2005 result was driven by continued strong revenue growth in all business units, particularly our core markets of Australia, New Zealand and the Pacific.  Expense growth was contained to 4% and a favourable credit environment contributed to a $32 million or 8% decrease in the bad debts charge compared to 2004.  The 2004 result was driven by strong growth in revenue and modest expense growth, coupled with continued benign credit conditions.  Business and Consumer Banking contributed $200 million of the increase in net profit attributable to equity holders in 2005, BT Financial Group contributed $87 million, Westpac Institutional Bank contributed $24 million and New Zealand Banking contributed $20 million, while the Other segment decreased by $52 million.

Net interest income was $5,245 million in 2005, an increase of $490 million on 2004, which was an increase of $429 million on 2003.  The increase in 2005 was driven by strong growth in deposits and lending, offset in part by a small decline in margins.  The increase in 2004 reflected a continuation of strong growth in lending balances, an increase in deposit balances, partially offset by a decline in net interest margins.  In 2005 average interest earning assets increased by 10% and average interest bearing liabilities increased 11%, while net interest margins decreased 3 basis points to 2.5%.  Growth in household lending slowed in 2004 from the high levels experienced in 2003 as growth in the housing property market eased, while market competition increased from both new entrants and existing market participants.

Non-interest income was $3,560 million in 2005, an increase of $305 million on 2004, which was an increase of $251 million on 2003.  Growth in 2005 was driven by strong growth in fee income from our wealth management businesses, as well as increases in fee income in our Institutional and Australian retail banking businesses.  The increase in the Institutional Bank’s non-interest income was driven by sales of high yielding securities and increased contributions from transactional fees and the Specialised Capital Group.  The increase from our Australian retail banking franchise was driven by a growing balance sheet and changes to the pricing structure of some products.  The increase in 2004 was due to growth in fees from our wealth management and Institutional Banking businesses.  In 2004, fee income from our Australian retail banking franchise was flat on 2003, reflecting reduced credit card interchange income following the implementation of the Reserve Bank of Australia credit card reforms in November 2003.  The decline in interchange income was offset by strong fee growth across the rest of the balance sheet and active product management.  Non-interest income growth was also constrained by a weaker performance from our Financial Markets business.

Operating expenses were $4,105 million in 2005, an increase of $165 million on 2004, which was an increase of $177 million on 2003.  The increase in 2005 is largely due to increased personnel costs from market driven pay increases and higher FTE.  Compliance costs and software amortisation also increased in 2005.  The increase in 2004 was primarily due to higher personnel costs including the 4% Enterprise Development Agreement increase in October 2003; increased short term incentives; additional FTE staff as we grew the number of customer facing positions to help capitalise on market opportunities; and in-sourcing of certain functions.

Bad and doubtful debts were $382 million in 2005, a decrease of $32 million on 2004, which was a decrease of $71 million over 2003.  The decrease in the bad debts charge in 2005 was a result of lower stressed loans requiring a lower level of specific provisioning partially offset by a higher general provision from loan growth.  The lower bad and doubtful debts charge in 2004 was due to a lower level of stressed loans and a benign credit environment.  This was partially offset by the increase in general provisions resulting from the growth in our loan book.

Basic earnings per share (EPS) for 2005 was 144.8 cents compared with 129.2 cents in 2004 and 115.6 cents in 2003.  The increase in EPS in 2005 was due to strong growth in net profit attributable to equity holders and a steady average number of ordinary shares.  Diluted earnings per share for 2005 were 143.3 cents compared with 127.7 cents in 2004 and 115.3 cents in 2003.

Statement of financial performance review

Net Interest income

	2005	2004	2003
	$m	$m	$m

Interest income	15,113	12,939	10,885
Interest expense	(9,868)	(8,184)	(6,559)
Net interest income	5,245	4,755	4,326
Increase/(decrease) in net interest income
Due to change in volume	616	609
Due to change in rate	(126)	(180)
Change in net interest income	490	429

Net interest income was $5,245 million in 2005, an increase of $490 million on 2004, which was an increase of $429 million on 2003.

In 2005 the increase in net interest income was a result of an increase in average interest earning assets of 10% and average interest bearing liabilities of 11% with margin decline of only 3 basis points.

Growth in average net loans and acceptances of 10% was higher than the 7% growth in loans and acceptances at period end principally due to:

•      strong lending growth in the latter months of 2004; and

•      the run-down of the NZ structured finance portfolio $3 billion in the June quarter 2005.

Growth in period end balances of Australian net loans and acceptances was 8%, or 9% after adjusting for $2.2 billion of assets securitised over the period.  Total New Zealand, net loans and acceptances at period end increased by 14% (NZ$ terms) and by 11% in A$.

Key loan and acceptance growth drivers include:

•      Business and Consumer Banking increased net loans and acceptances 8%;

•      Institutional Bank net loans and acceptances fell by 2% although, adjusting for the run-down in the NZ structured finance portfolio, growth was 10%;

•      New Zealand housing lending increased 13% while business lending increased by 19%; and

•      BTFG achieved good growth in its margin lending portfolio driven by continued strong equity markets.

Growth in period end deposit balances across the Group increased 2% in 2005 with a 7% increase in customer deposits offset by a 14% decline in treasury short term funding.  The growth in customer deposits is a result of growth in our Australian and New Zealand retail operations and is in-line with growth in average deposits of 7% in 2005.

In Australia, strong deposit growth was primarily due to the introduction of new products to the market.  Growth in transaction accounts and term deposits was relatively flat over the year.  In New Zealand, the launch of a new online savings account was a key driver of the 7% growth achieved over the year.

Overall, margins were down 3 basis points to 2.50% in 2005.  The overall decline in margins comprised a 6 basis point reduction in spreads and a 3 basis point improvement in the free funds contribution representing the earnings on our surplus equity and non-interest bearing liabilities.  The free funds contribution is consistent with the additional capital maintained by the group for much of the year.

Key spread movements impacting on the Group were:

•      changes in the portfolio mix led to a reduction in spreads of three basis points.  In liabilities, the movement in funds into higher rate accounts in both Australia and New Zealand has been the primary reason for this decline.  On the asset side, mix changes contributed two basis points to the decline in spreads. Changes in the mix of New Zealand mortgage lending was the major contributor to the margin decline as borrowers switched from higher spread floating rate mortgages into lower spread fixed rate products;

•      in aggregate, individual product spreads had a three basis point decline over the year.  Declines in asset spreads occurred in New Zealand across mortgage and card products (two basis points).  In Australia, asset spread declines were greatest in institutional lending with minimal impact in retail assets. These declines were offset by reduced mortgage broker costs;

•      competitive pressures also impacted retail liability spreads in Australia, reducing product spreads by two basis points, although this was fully offset by a one basis point increase in New Zealand retail liability spreads;

•      with asset growth exceeding retail liability growth, the increase in wholesale funding mix decreased spreads by two basis points; and

•      Other movements included additional Treasury and Financial Markets income and recoveries of interest on previously non-accrual loans (three basis points). These were offset by the flow on impact of the change in the hybrid capital portfolio in 2004.

In 2004, net interest income grew mainly from growth in average interest earning assets of 14%.  The increase in average interest earning assets was driven by continued strength in mortgage lending (although with some declines in market share) and above market growth in business lending.

The household credit market eased as the demand for residential property slowed in 2004 following record high levels in 2003.  In addition, we saw an increase in average deposits, up 11% in 2004 (2003 up 19%).  We also saw strong growth in lending in the Institutional Bank as strong demand emerged from our customers both for direct and bridging facilities.

The increase in net interest income in 2004 was offset by a decline in net interest margin (11 basis points) compared to 2003 while net interest spread fell 14 basis points.  Key factors influencing net interest spread during 2004 included:

•      spread erosion on our key asset products, particularly the increasingly competitive variable rate mortgage product suite and credit cards.

The decline in net interest spread was exacerbated by the delay in repricing the variable interest loan book following official cash rate increases in Australia in November and December 2003.  In addition, the continued migration in the composition of our portfolio to lower margin products, particularly in our deposit and cards products, together with a higher proportion of loans being funded through wholesale funds in 2004, further added to this decline.

Offsetting the decline in net interest spread were improved returns on non-interest bearing liabilities and equity (5 basis points) following interest rate increases in Australia and New Zealand since September 2003.

Interest spread and margin

	2005	2004	2003
	$m	$m	$m
Group
Net interest income	5,245	4,755	4,326
Tax equivalent gross up(1)	183	222	197
Net interest income (including gross up)	5,428	4,977	4,523
Average interest earning assets (excluding impaired loans)	216,475	195,865	172,183
Average impaired loans	565	594	567
Average interest bearing liabilities	197,061	177,933	156,925
Average net non-interest bearing liabilities and equity	19,979	18,526	15,825
Interest spread on productive assets(2)	2.06%	2.12%	2.25%
Impact of impaired loans	(0.02)%	(0.02)%	(0.01)%
Interest spread(3)	2.04%	2.10%	2.24%
Benefit of net non-interest bearing liabilities and equity(4)	0.46%	0.43%	0.38%
Net interest margin(5)	2.50%	2.53%	2.62%
On a geographical basis, interest spread and margins were:
Australia
Interest spread on productive assets(2)	1.94%	2.02%	2.18%
Impact of impaired loans	(0.01)%	(0.01)%	0.00%
Interest spread(3)	1.93%	2.01%	2.18%
Benefit of net non-interest bearing liabilities and equity(4)	0.38%	0.38%	0.37%
Net interest margin(5)	2.31%	2.39%	2.55%
New Zealand
Interest spread on productive assets(2)	2.41%	2.54%	2.57%
Impact of impaired loans	(0.01)%	0.00%	0.00%
Interest spread(3)	2.40%	2.54%	2.57%
Benefit of net non-interest bearing liabilities and equity(4)	0.51%	0.39%	0.38%
Net interest margin(5)	2.91%	2.93%	2.95%
Other overseas
Interest spread on productive assets(2)	0.75%	0.77%	0.85%
Impact of impaired loans	(0.01)%	0.00%	0.00%
Interest spread(3)	0.74%	0.77%	0.85%
Benefit of net non-interest bearing liabilities and equity(4)	0.29%	0.20%	0.12%
Net interest margin(5)	1.03%	0.97%	0.97%

(1)           We have entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax.  The impact of this is reflected in lower income tax expense and interest income.  In order to provide improved comparability, this income is presented on a tax equivalent basis.

(2)           Interest spread on productive assets is determined after excluding non-accrual loans, and the related interest.

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

(5)           Net interest margin is calculated by dividing net interest income (including tax equivalent gross up) by average interest earning assets.

Non-interest income

	2005	2004	2003
	$m	$m	$m
Net fees and commissions	1,887	1,742	1,697
Trading income	332	399	409
Wealth management operating income	1,086	869	761
Other income	255	245	137
Total non-interest income	3,560	3,255	3,004

Non-interest income for 2005 was $3,560 million, an increase of $305 million on 2004, which was an increase of $251 million on 2003.  The increase in 2005 was due to a substantial increase in wealth management income and an improvement in transaction and commission income partly offset by a decrease in trading income.  In 2004 growth in non-interest income was again the result of strong performances in our wealth management business and also our investment banking businesses.

Fees and commissions increased $145 million to $1,887 million in 2005 and fees and commissions of $1,742 million in 2004 was an increase of $45 million compared with 2003.  The Australian and New Zealand banking businesses grew total fees and commissions by $145 million or 8% in 2005.  Solid growth in transactional banking, particularly in the Institutional Bank, along with increased income from fee repricing implemented over the year contributed to stronger growth in fees.  Fees earned from the Specialised Capital Group more than offset a reduced contribution from our private equity funds to deliver a strong revenue increase over the year.  In 2004, the Institutional Bank was a major contributor to fee growth with the Specialised Capital Group again performing strongly.  The private equity business and increased growth in alternative assets were the major drivers of fee growth.  Fee income from our Australian retail banking franchise was flat on 2003, reflecting reduced credit card interchange income following the implementation of the Reserve Bank of Australia credit card reforms in November 2003, offset by fee growth across our suite of products due to increased volumes and active product management.

Trading income of $332 million was a decrease of $67 million compared with $399 million in 2004, which was a decrease of $10 million on 2003.  In 2005, trading income fell due to a fall in trading income from the Financial Markets business.  While the foreign exchange business performed strongly in 2005, interest rate trading was lower compared with 2004.  The contribution of Treasury was also down on 2004.  In 2004, trading income fell due to a weaker contribution from the Financial Markets business.  Financial Markets trading income decreased due to a weaker contribution from foreign exchange and interest rate trading and the impact of the weaker US dollar on US dollar earnings.

Wealth management operating income increased $217 million in 2005 compared with $108 million in 2004.  The significant increase in 2005 in wealth management income (25%) was driven by continued strong equity markets performance and improved funds under administration (FUA) from the Wrap and Corporate Super platforms.  Income from the life insurance business was also higher than 2004.  In 2004, the wealth management operations also contributed substantial growth in fee income as stronger markets improved investment performance, lifting funds under management.  Life insurance income was higher mainly due to improved life insurance claims experience.  In 2005, wealth management operating income also includes amounts for policyholder tax recoveries ($88 million) and managed investment schemes ($94 million).  These items are offset by the tax expense and outside equity interests lines and do not impact net profit after tax attributable to equity holders of Westpac.  The recognition of this income is required by Australian Accounting Standards.  Corresponding amounts in 2004 include $33 million for policyholder tax recoveries and $33 million in respect of managed investment schemes.

Other income of $255 million was an increase of $10 million on 2004 and $108 million increase on 2003.  The increase in 2005 reflects $47 million of additional gains realised on the Group’s high yield securities portfolio, $13 million from the sale of our investment in JDV (Broking services business) and income recognised on the recovery of previous payments into certain funds in our wealth management business.  This increase was largely offset by a net cost ($66 million) in 2005 of hedging our overseas operations, which includes an unrealised revaluation loss on the cross currency swap hedging the 2004 TPS hybrid security, lower property sales in 2005, a lower contribution from Epic ($10 million) which was sold on 14 December 2004 as discussed in the ‘Significant developments’ section.  In 2004, the increase relates to the net hedging benefit of our overseas operations, increased income from property sales and a contribution from Epic ($27 million), representing four months of income following the consolidation of Epic in June 2004.  In 2003, other income was lower largely due to $52 million relating to the net cost of hedging of our overseas operations.

Wealth management operating income

	2005	2004	2003
	$m	$m	$m
Operating income	1,086	869	761

Wealth management operating income for 2005 was $1,086 million, an increase of $217 million over 2004, which was an increase of $108 million compared with 2003.

In 2005, wealth management income growth of $217 million represents a 25% increase over 2004 and was largely driven by the success of our Wrap and Corporate Super businesses, which drove a 39% increase in FUA to $34.5 billion.  The growth in Wrap and Corporate Super represents growth in excess of the overall market rate in one of the fastest growing segments in the Australian market and we are consistently ranked in the top three for net inflows.  As a result, our rankings in FUA in these products are now second for Wrap and fifth for corporate super.  Other drivers of growth include an increase in FUM, of $1.7 billion to $37.1 billion, driven by our improved investment performance.  Institutional net flows were $0.8 billion, with an increase in flows to our wholesale funds sold through platforms of $0.4 billion on 2004 and strong market conditions.  Life insurance revenues also increased 13% with in-force premiums increasing by 6% to $240 million and continued good claims and lapse experiences.

In 2004, wealth management income grew 14% due to stronger equity markets compared to 2003 and improved relative investment performance, which led to stronger investment returns across all funds.  Our Australian equities fund returned 2.1% above benchmark over the year.  Other drivers of growth included strong growth across the Wrap product (up 44% to $13.8 billion) and in Corporate Super with Funds Under Administration reaching $3.5 billion, up 28%.  A $3.1 billion improvement in retail net outflows ($1.1 billion in 2004 compared to $4.2 billion in 2003) following above benchmark returns and improved research house ratings also assisted revenue growth.  In force premium growth of $10 million or 4% and favourable claims experience delivered 17% growth in life insurance income over 2003.

Operating expenses

	2005	2004	2003
	$m	$m	$m
Salaries and other staff expenses	2,131	1,988	1,836
Equipment and occupancy expenses	596	607	596
Other expenses	1,378	1,345	1,331
Total operating expenses	4,105	3,940	3,763
Productivity ratio(1)	4.13	4.03	3.99
Total operating expenses to operating income ratio	46.6%	49.2%	51.3%

(1)                 Net operating income/salaries and other staff expenses.

Operating expenses in 2005 were $4,105 million, an increase of $165 million over 2004, which was an increase of $177 million on 2003.

In 2005, operating expense growth of $165 million or 4% was largely as a result of higher personnel expenses and increased consultancy costs and other professional services.  In 2004, growth in operating expenses was mainly due to higher personnel costs and costs from the in-sourcing of certain functions.

Salaries and other staff expenses in 2005 were $2,131 million, an increase of $143 million over 2004, which in turn was a $152 million increase over 2003.  In 2005, the increase in personnel costs of 7% largely reflects a 4% general pay increase in October 2004 and market related increases paid to senior employees in January 2005.  In addition, an increase in contractors working on compliance projects and a rise in other employee entitlements also led to an increase in personnel costs.  Restructuring costs were lower as there were no significant restructuring programmes in 2005.  The increase in 2004 includes higher personnel costs associated with increased staff levels; a 4% Enterprise Development Agreement increase in October 2003; and increased short-term incentives reflecting a strong performance by many of the businesses during the year; and the in-sourcing of certain functions.  These increases were partly offset by initiatives to manage staff numbers including a restructure of our internal technology operations, call centre operations and continued efficiencies from improved work practices.  In addition, personnel expenses were impacted by $13 million in performance incentives related to activities carried out by Westpac’s private equity business and $11 million of restructuring costs related to the reconfiguration of our Institutional Bank sales force.

The number of FTE increased by 125 to 27,138 in 2005 (2004 27,013 and 2003 26,780).  In 2005, the increase in FTE is largely a result of additional customer facing employees recruited in our retail businesses in Australia and New Zealand and an increase in compliance and project staff employed for a range of activities.  In 2004, FTE increased as we grew the number of customer facing positions to help capitalise on market opportunities and following the in-sourcing of certain operational functions.

Equipment and occupancy expenses were $596 million in 2005 down $11 million compared with 2004 and flat on 2003.  The 2% reduction in 2005 reflects lower charges for a range of general occupancy expenses including repairs and maintenance, refurbishments and depreciation of leasehold improvements and furniture.  This reduction was partially offset by increased software amortisation charges relating to a number of key business projects including re-engineering of business lending processes, roll out of an integrated customer management system, improvements to the Bank’s PC technology platform and development of New Zealand’s new customer service platform.

Other expenses for 2005 were $1,378 million, an increase of $33 million compared with 2004, which in turn was an increase of $14 million over 2003.  Other expenses grew 2% in 2005 driven by higher consultancy fees, computer software and other professional services as additional resources were required for various projects.  In addition, we incurred $10 million of expenses in connection with incorporating our New Zealand business.  These expenses were partially offset by lower outsourcing costs due to the timing of insourcing certain functions in 2004.

In addition, 2005 operating expenses also includes the consolidated expenses of Epic ($8 million), which was acquired on 2 June 2004 and sold on 14 December 2004 (refer ‘Significant developments’ section), and $4 million related to the consolidation of certain managed investment schemes by Westpac Life Insurance Services Limited.  In 2004, the corresponding amounts were $22 million and $3 million respectively.  Operating expenses also include the impact of exchange rate movements on expenses of the New Zealand retail bank.  The impact was a $24 million charge for the 12 months to 30 September 2005 compared with a $6 million benefit in 2004.  2003 included 11 months of BTFM expenses as BTFM was acquired late in October 2002.

Expense management continued to be a key priority, demonstrated by our operating expenses to operating income ratio of 46.6% (2004 49.2%, 2003 51.3%).

Bad and doubtful debts

	2005	2004	2003
	$m	$m	$m
Bad and doubtful debts	382	414	485
Total bad and doubtful debt charge to average loans and acceptances (basis points)	19	23	31

The charge for bad and doubtful debts decreased by $32 million in 2005 to $382 million.  The 2004 charge of $414 million was a decrease of  $71 million over 2003.  The 2005 charge represents 19 basis points of average gross loans and acceptances, 4 basis points lower than 2004 and 12 basis points lower than 2003.

The lower charge resulted from a lower level of stressed loans and the continuation of the benign credit environment.  The growth in the general provision reflects the growth in our loan book rather than any credit outlook concerns.  Total committed exposures increased by 6% on the prior corresponding period to $320,183 million, while stressed loans as a percentage of total commitments decreased by 7 basis points from September 2004 to 72 basis points at September 2005.

The charge for bad and doubtful debts from dynamic provisioning increased $9 million compared to the prior year.  The increased charge resulted from higher dynamic provisioning factors following a review of our loss given default experience offset by the reversal of some provisions (approximately $38 million) set aside for credit related litigations now unlikely to be required.  Higher write-backs of specific provisions following asset sales were offset by higher write-offs direct, primarily reflecting growth in the Virgin credit card portfolio.  Specific provisioning coverage remains appropriate for the underlying risks with specific provisions as a percentage of impaired assets at 41% as at 30 September 2005, up from 35% as at 30 September 2004.  The increase in provisioning coverage from 30 September 2004 was driven by new specific provisions raised for three exposures following their downgrade to impaired.

Income tax expense

	2005	2004	2003
	$m	$m	$m
Income tax expense	1,222	913	728
Tax as a percentage of profit from ordinary activities before tax (effective tax rate)	29.4%	26.1%	24.9%

Income tax expense for 2005 of $1,222 million was an increase of $309 million over 2004, which was an increase of $185 million compared with 2003.  In 2005 the effective tax rate has increased from 26.1% to 29.4% as we terminated a number of tax effective structured deals in New Zealand and the concessionary tax rate applicable to life companies in Australia ended on 30 June 2005.  In addition, we have increased the level of tax provisions by $48 million to reflect the more aggressive stance adopted by tax authorities globally over recent times and the resultant risk of adverse outcomes arising.  In 2005 the effective tax rate was 29.4% compared with 26.1% in 2004 and 24.9% in 2003.  Our effective tax rates in 2005, 2004 and 2003 were below the official Australian company tax rate of 30.0% due to the impact of lower overseas tax rates and certain non-taxable items.  The tax expense included an $88 million charge in 2005, a $33 million charge in 2004 and $7 million charge in 2003 in relation to tax recoveries on life insurance policyholders’ earnings.

Statement of financial position review

The detailed components of the statement of financial position are set out in the notes to the Financial Statements.

As at 30 September	2005	2004	2003
	$m	$m	$m
Assets
Cash and balances with central banks	1,844	1,800	1,786
Due from other financial institutions	10,896	9,538	6,035
Trading and investment securities	11,827	13,412	12,449
Loans and acceptances	200,453	188,005	164,261
Life insurance assets	13,740	12,957	10,522
All other assets	20,993	19,367	26,286
Total assets	259,753	245,079	221,339
Liabilities and equity
Due to other financial institutions	10,654	7,071	3,831
Deposits	149,454	146,533	129,071
Debt issues	41,771	36,188	29,970
Acceptances	4,864	5,534	3,788
Life insurance policy liabilities	11,722	10,782	9,896
All other liabilities	19,862	18,223	26,243
Loan capital	4,214	4,431	4,544
Total liabilities	242,541	228,762	207,343
Total equity	17,212	16,317	13,996
Total liabilities and equity	259,753	245,079	221,339

Assets

During the financial year ended 30 September 2005, total assets increased by $14.7 billion or 6% to $259.8 billion.  The key drivers were:

Amounts due from financial institutions have increased by $1.4 billion to $10.9 billion as our holdings in placements and securities grew.

Loans and acceptances increased by $12.4 billion or 7% to $200.5 billion in 2005.  The major areas of increase were:

•      continued growth in housing loans of $6.9 billion or 7% in Australia and New Zealand; and

•      non-housing loans in Australia which grew by $3.5 billion, particularly in equity access and term money market loans.

Other assets increased by $1.6 billion or 8% to $21.0 billion, the majority of which was due to financial market assets which are influenced by market movements in major currencies and interest rates.  Financial market assets primarily represent the positive fair value of our trading derivative financial instruments.

These increases were partly offset by a decrease of $1.6 billion or 12% in trading and investment securities.  This decrease was primarily driven by a fall of $1.3 billion in investment securities which matured during the year.

Liabilities and equity

Total liabilities as at 30 September 2005 were $242.5 billion which was an increase of $13.8 billion or 6% compared with the prior year.  The key movements in liabilities were:

Amounts due to financial institutions grew by $3.6 billion or 51% compared with 2004.  Debt issues grew by $5.6 billion or 15% during 2005.  The growth was a result of changes in funding mix from wholesale deposits into bonds, notes and commercial paper.

Deposits increased by $2.9 billion or 2% during 2005.  The movement in deposits was primarily due to an increase in online savings accounts ($9.0 billion) which was offset by a decrease of $4.8 billion in certificates of deposit in Australian and overseas markets.

All other liabilities increased by $1.6 billion primarily due to an increase in financial market liabilities.  Other financial market liabilities primarily represents the negative fair value of our trading derivative financial instruments.

Equity increased by $0.9 billion or 5% during 2005 to $17.2 billion.

Major movements in equity included the following:

•      retained profits (net of dividends and other equity distributions) increased by $1.0 billion;

•      increase of $0.6 billion in shares issued via the dividend reinvestment plan and employee share purchase and option schemes; and

•      outside equity interests decreased by $0.6 billion due to a reduction in consolidated managed investment schemes.

Asset quality

As at 30 September	2005	2004	2003
	$m	$m	$m
Loans and acceptances
Loans (excluding total provisions for bad and doubtful debts)	197,318	184,195	162,027
Acceptances	4,864	5,534	3,788
Total gross loans and acceptances(1)	202,182	189,729	165,815

Average loans and acceptances
Australia	159,493	144,543	124,271
New Zealand	34,099	30,350	28,540
Other overseas	2,024	2,102	3,018
Total average loans and acceptances(1)	195,616	176,995	155,829

(1)           Loans are stated before related provisions for bad and doubtful debts.

Total loans represent 76.0% of the total assets of the Group as at 30 September 2005 compared to 75.2% in 2004 and 73.2% in 2003.

Loans and acceptances increased $12.5 billion or 6.6% to $202.2 billion in 2005, from $189.7 billion in 2004 and $165.8 billion in 2003.  The increase to 2005 reflects strong growth in residential mortgages and growth in the business lending portfolios.

Approximately 26.8% of the loans at 30 September 2005 mature within one year and 17.2% mature between one year and five years.  Real estate mortgage lending comprises the bulk of the loan portfolio maturing after five years.

Our lending is focused on our core geographic markets in Australia and New Zealand.  Australian and New Zealand average loans and acceptances increased $18.7 billion or 10.7% to $193.6 billion in 2005, from $174.9 billion in 2004 and $152.8 billion in 2003 predominantly due to the growth in residential mortgages.  Australian and New Zealand average loans and acceptances accounted for 99.0% of the total average gross loans and acceptances in 2005, compared with 98.8% in 2004 and 98.1% in 2003.

Other overseas average loans and acceptances decreased $0.1 billion or 3.7% to $2.0 billion in 2005, from $2.1 billion in 2004 and $3.0 billion in 2003.

As at 30 September	2005	2004	2003
	$m	$m	$m
Impaired assets
Non-accrual assets:
Gross	421	510	597
Specific provisions	(189)	(194)	(159)
Net	232	316	438
Restructured loans:
Gross	68	171	15
Specific provisions	(10)	(43)	(2)
Net	58	128	13
Net impaired assets	290	444	451
Provisions for bad and doubtful debts
Specific provisions	199	237	161
General provision	1,530	1,487	1,393
Total provisions for bad and doubtful debts	1,729	1,724	1,554
Asset quality
Specific provisions to total impaired assets	40.7%	34.8%	26.3%
Total impaired assets to total loans and acceptances(1)	0.24%	0.36%	0.37%
Total provisions to total loans and acceptances(1)	0.86%	0.91%	0.94%
Total provisions to total impaired assets	353.6%	253.2%	253.9%
General provision to non-housing performing loans	1.5%	1.6%	1.7%

(1)           Loans are stated before related provisions for bad and doubtful debts.

We maintain a consistently high quality loan portfolio with 74% of our exposure to either investment grade or secured consumer mortgages  (2004 74%, 2003 74%) and 91% of our exposure is in our core markets of Australia, New Zealand and the near Pacific (2004 89%, 2003 89%).

Potential problem loans as at 30 September 2005 amounted to $186 million.  Loans are considered to be potentially problemic where facilities are fully current as to principal obligations and interest is being taken to profit on an accrual basis, but the customer demonstrates significant weakness in debt service or security coverage that jeopardises repayment of the debt within its current contractual terms.

Total impaired assets as a percentage of total gross loans and acceptances are at an all time low, 0.24% at 2005, down from 0.36% at 2004 and down from 0.37% at 2003.  The reduction in total provisions to gross loans and acceptances reflects strong growth in our lower risk residential mortgage book and higher quality lending to business and corporate customers.

Approximately $384 million or 79% of total impaired assets relate to Australian and New Zealand exposures, down from $431 million in 2004 and down marginally from $386 million in 2003.  Other overseas impaired exposures are $105 million in 2005, down from $250 million in 2004 and down from $226 million in 2003.

As at 30 September 2005, we had two impaired counterparties with exposure greater than $50 million accounting for 31% of total impaired assets.  This compares with two impaired counterparties with exposure larger than $50 million in 2004 and one in 2003, accounting for 38% and 26% of total impaired assets respectively.  There were a further 10 impaired exposures as at 30 September 2005 that were less than $50 million and greater than $5 million (2004 12, 2003 13).

As at 30 September 2005, gross restructured loans were $68 million, a reduction of $103 million compared with 2004, which was an increase of $156 million compared with 2003.  The decrease in 2005 was the result of a repayment of a loan from proceeds of asset sales/refinance.

Specific provision coverage of impaired assets has increased to 41% ($199 million) compared to 35% ($237 million) in 2004 and 26% ($161 million) in 2003.  The increase in provisioning coverage from 2004 was driven by new specific provisions raised for three exposures following their downgrade to impaired.  We are satisfied that our current specific provisioning coverage is appropriate for the underlying risks.  Total provisions as at 30 September 2005 represent 354% of impaired assets (2004 253%, 2003 254%).

Consumer mortgage loans accruing and 90 days past due in 2005 increased four basis points to 0.20% of outstandings (2004 0.16%, 2003 0.15%).  Other consumer loan delinquencies (including credit card and personal loan products) fell twenty five basis points in 2005 to 0.71% of outstandings (2004 0.96%, 2003 1.02%).

Credit risk concentrations

We monitor our credit portfolio to avoid risk concentrations.  Our exposure to consumers comprises 64% of our on-balance sheet loans and 51% of total credit commitments.  Almost 84% of our exposure to consumers was supported by residential real estate mortgages.  This category also includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit.  Our consumer credit risks are highly diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region.  Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

Exposures to businesses, government and other financial institutions are classified into a number of industry clusters based on groupings of related Australian and New Zealand Standard Industrial Classification (ANZSIC) codes and monitored against industry exposure boundaries.  The level of industry risk is measured and monitored on a dynamic basis.  Exposures are actively managed from a portfolio perspective, with risk mitigation techniques used to regularly re-balance the portfolio.  The table below shows the assessed credit quality of our current exposures relating to these customers.  The risk grades shown are based on Standard and Poor’s credit rating system.  Based on these ratings, our exposure to business, government and other financial institution investment grade customers is 63% as at 30 September 2005 (2004 64%).

Assessed credit quality of exposures to businesses, governments and other financial institutions at 30 September	2005	2004
	%	%
AAA, AA	27	29
A	13	13
BBB	23	22
BB, B+	36	35
Lower than B+	1	1
Total	100	100

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

The following business results highlight the performance of our key areas of business and reconcile to our total result including the section Other.  Other includes the results of Business and Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions.  Where the management reporting structure has changed or where accounting reclassifications have been made, comparatives have been restated and therefore may differ from results previously reported.

Business and Consumer Banking

	2005	2004	2003
	$m	$m	$m
Net interest income	3,700	3,415	3,043
Non-interest income	1,373	1,290	1,305
Net operating income	5,073	4,705	4,348
Operating expenses	(2,570)	(2,465)	(2,368)
Amortisation of goodwill	(58)	(58)	(58)
Total operating expenses and amortisation of goodwill	(2,628)	(2,523)	(2,426)
Operating profit before bad and doubtful debts and income tax expense	2,445	2,182	1,922
Bad and doubtful debts	(309)	(340)	(321)
Profit on ordinary activities before income tax expense	2,136	1,842	1,601
Income tax expense	(657)	(563)	(493)
Net profit attributable to equity holders	1,479	1,279	1,108
	$bn	$bn	$bn
Deposits	83.1	74.7	69.5
Loans and acceptances	145.4	135.2	120.8
Total assets	148.3	138.1	123.3
Total operating expenses to operating income ratio	50.7%	52.4%	54.5%

Net profit attributable to equity holders for Business and Consumer Banking (BCB) in 2005 was $1,479 million, an increase of $200 million or 16% compared to 2004, which was an increase of $171 million or 15% compared to 2003.  The main contributors to the 2005 result are discussed below.

Net interest income was $3,700 million in 2005, an increase of $285 million or 8% compared with 2004, which was an increase of $372 million or 12% compared to 2003.  The significant increase in net interest income in both 2005 and 2004 was the result of continued solid growth across all key loan and deposit portfolios and, ongoing containment of product spread compression.  The relative decrease in net interest income growth in 2005 compared to 2004 reflects the moderation in credit growth following the respective 25 basis point RBA official cash rate increases in November 2003, December 2003 and March 2005.

For the year ended 30 September 2005, mortgage outstandings grew by 8% (2004 12%), cards by 6% (2004 13%), business finance and working capital lending by 7% (2004 15%) and deposits by 11% (2004 7%).  Total product spread in 2005 contracted by 2 basis points (2004 2 basis point contraction).

Non-interest income for 2005 was $1,373 million, an increase of $83 million or 6% compared with 2004, which was a decrease of $15 million or 1% over 2003.  The growth in non-interest income in 2005 was primarily due to fee repricing in our cards and mortgage portfolios which aligned our pricing structure more closely to that of our competitors.  Non-interest income in 2004 was significantly impacted by the reduction in credit card interchange income which decreased by 30% compared to 2003 as a result of the implementation of the RBA credit card reforms in November 2003.  This reduction however, was effectively offset in 2004 by a combination of card and other product pricing initiatives and strong underlying growth in the business.

Operating expenses (excluding goodwill and bad and doubtful debts) for 2005 were $2,570 million, an increase of $105 million or 4% compared with 2004, which was an increase of $97 million or 4% with 2003.  The increase in operating expenses in 2005 was largely driven by the 4% salary increase awarded to staff covered by our collective workplace labour agreements.  Containment of discretionary spend over the period enabled the continued investment in BCB’s core strategic projects (including the roll-out of our customer relationship management system and streamlining of origination processes) while maintaining expense growth at 4%.  As a result, the expense to income ratio improved in 2005 by 170 basis points compared with 2004, which was an improvement of 210 basis points over 2003.

Bad and doubtful debts expense for 2005 was $309 million, a decrease of $31 million or 9% compared with 2004, which was an increase of $19 million or 6% over 2003.  The reduction in bad debt expense in 2005 was due to record low unemployment in Australia and a relatively benign interest rate environment, coupled with a moderation in asset growth during the period.  The moderation in the growth in bad and doubtful debts debt charges in 2004 compared to 2003 was due to lower growth in write-offs due to the low interest rate environment and improvements made to credit checking processes in 2003.

Income tax expense for 2005 was $657 million, an increase of $94 million or 17% over 2004, which was an increase of $70 million or 14% compared with 2003.  This equates to an effective tax rate of 31% in 2005 and 31% in 2004.  The effective tax rate exceeds 30% primarily as a result of the non-deductibility of the goodwill amortisation expense.

BT Financial Group Australia

	2005	2004	2003
	$m	$m	$m
Net interest income	36	25	34
Non-interest income	720	589	537
Net operating income	756	614	571
Operating expenses	(391)	(377)	(354)
Amortisation of goodwill	(63)	(61)	(60)
Total operating expenses and amortisation of goodwill	(454)	(438)	(414)
Operating profit before bad and doubtful debts and income tax expense	302	176	157
Bad and doubtful debts	—	—	—
Profit on ordinary activities before income tax expense	302	176	157
Income tax expense	(89)	(50)	(47)
Net profit attributable to equity holders	213	126	110
	$bn	$bn	$bn
Total assets	16.9	15.0	13.9
Funds under management	37.1	35.4	33.6
Funds under administration	34.5	24.9	18.4
Total operating expenses to operating income ratio	51.7%	61.4%	62.0%

Net profit attributable to equity holders for BT Financial Group (BTFG) in 2005 was $213 million, an increase of $87 million compared to 2004, which was an increase of $16 million over 2003.  The key factors which contributed to the 2005 result were the continued improvement in investment management performance, a positive insurance environment, favourable equity market conditions and significant platform growth.  The 2005 result also included two one-off items $13 million from the profit on sale of our shareholding in JDV Ltd and the recovery of amounts paid into certain managed funds to support tax values which added $19 million to the profit.

Net interest income for 2005 was $36 million, an increase of $11 million or 44% compared with 2004, which was a decrease of $9 million or 26% compared to 2003.  The increase in 2005 was largely driven by margin lending balances of $2.5 billion at 30 September 2005, an increase of 38% on 2004.  The reduction in net interest income for 2004 compared to 2003 was driven by a reduction in interest returns on our investible capital.

Non-interest income for 2005 was $720 million, an increase of $131 million or 22% from $589 million in 2004, which was an increase of $52 million or 10% compared to 2003.  The major drivers of the 2005 result were:

•      the one-off items mentioned above which contributed $40 million to income;

•      the success of our Wrap and Corporate Super businesses, FUA increased by 39% to $34.5 billion.  The technical strength of our offering, the economies of scale and additional growth from the Westpac franchise all contributing to the improved performance.  In Wrap and Corporate Super we are growing faster than the general market rate in one of the fastest growing segments in the market and are consistently ranked in the top three for net inflows.  As a result our rankings in these products are now second for Wrap and fifth for Corporate Super.  Importantly, over 12% of FUA into the Wrap platform and 56% of FUA into Corporate Super have originated from our customer base;

•      FUM increased by $1.7 billion to $37.1 billion, driven by Institutional net flows of $0.8 billion, an increase in flows to our Wholesale funds sold through platforms of $0.4 billion on the prior year, strong market conditions and our improved quartile investment management performance; and

•      a $14 million or 13% increase in Life Insurance income in 2005 due to in-force premium growth of 6% to $240 million combined with favourable claims experience.  These factors were also responsible for the 17% increase in 2004 income compared to 2003.

Operating expenses (excluding goodwill and bad and doubtful debts) for 2005 were $391 million, an increase of $14 million or 4% compared to 2004, which was an increase of $23 million or 6% compared to 2003.  The cost to income ratio for 2005 of 51.7% was 9.7% below 2004, which was 0.6% below 2003.  A key contributor to the 2005 improvement has been the delivery of $17 million in additional expense synergies, completing the integration of BTFG.  Total expense synergies from the acquisition of BTFG have totalled $106 million, 23% higher than the original business case.  Additional expenses incurred in 2005 through major investments included:

•      further enhancements to our Wrap and Corporate Super platforms;

•      the development of our superannuation clearing house, preparing for superannuation choice legislation which came into effect in July 2005; and

•      an increase in performance based remuneration costs given the consistency in funds management performance.

Goodwill amortisation expense for 2005 was $63 million, an increase of $2 million compared with 2004, which was an increase of $1 million compared to 2003.

Income tax expense for 2005 was $89 million, an increase of $39 million compared with 2004, which was an increase of $3 million compared to 2003.  This equates to an effective tax rate of 29% in 2005 and 28% in 2004.  Our effective tax rate (excluding permanent differences) has been lower than average in past years due to the transitional tax concessions associated with operating parts of the business through a life company.  These tax concessions expired in July 2005 and, as expected, the effective tax rate increased in 2005 compared to 2004 and 2003.

Westpac Institutional Bank

	2005	2004	2003
	$m	$m	$m
Net interest income	505	461	423
Non-interest income	855	803	698
Net operating income	1,360	1,264	1,121
Operating expenses	(578)	(562)	(471)
Amortisation of goodwill	(3)	(2)	(2)
Total operating expenses and amortisation of goodwill	(581)	(564)	(473)
Operating profit before bad and doubtful debts and income tax expense	779	700	648
Bad and doubtful debts	(40)	5	(107)
Profit on ordinary activities before income tax expense	739	705	541
Income tax expense	(212)	(211)	(157)
Outside equity interests	(12)	(3)	(2)
Net profit attributable to equity holders	515	491	382
	$bn	$bn	$bn
Deposits	14.0	13.9	10.9
Loans and acceptances	24.9	25.5	22.2
Total assets	46.7	48.8	52.2
Total operating expenses to operating income ratio	42.5%	44.5%	42.0%

Net profit attributable to equity holders for the Institutional Bank in 2005 was $515 million, an increase of $24 million compared to 2004, which was an increase of $109 million over 2003.  The main contributor to the 2005 result was an 11% increase in underlying profit, driven by 8% revenue growth from increased customer revenues including a strong performance in Financial Markets, the Transactional Banking business and the Specialised Capital Group.  The main contributor to the 2004 result as compared to the 2003 result was the growth in income produced by the Specialised Capital Group.

Net interest income was a $505 million in 2005, an increase of $44 million or 10% compared with 2004, which was an increase of $38 million or 9% over 2003.  The 2005 result was a result of the strong performance in Financial Markets and Transactional Banking.  The growth experienced during 2004 was attributable to the performance of underlying lending portfolio.  In addition, the increase in net interest income from 2003 to 2004 resulted from increased financing asset levels in the financing book combined with stable margins.

Non-interest income for 2005 was $855 million, an increase of $52 million or 6% compared with 2004, which was an increase of $105 million over 2003.  The increase in non-interest income in 2005 was due to growth in the Financial Markets business, which in turn was primarily due to growth in the Foreign Exchange business, and further benefits from the Global Investment Portfolio.  Additionally transactional banking revenue grew significantly in 2005.

The increase in non-interest income in 2004 was due to revenue growth in the Specialised Capital Group, which in turn was a result of strong performance from the private equity business and the continued growth of the alternative asset sector.

Operating expenses (excluding goodwill and bad and doubtful debts) for 2005 were $578 million, an increase of $16 million or 3% compared with 2004, which was an increase of $91 million or 19% compared with 2003.

The increase in 2005 was due to increased spend on core product systems and infrastructure and an increase in compliance spending.  The increase in 2004 was due to a number of one time expenses in the result, including $13 million in incentives related to the activities carried out within our private equity business and management provisioning relating to the Institutional Bank’s restructure and the consolidation of Epic.

Goodwill amortisation expense for 2005 was $3 million, which is a $1million increase over 2004.  There was no change between 2003 and 2004.

Bad and doubtful debts expense for 2005 was a $40 million charge, an increase of $45 million compared with 2004, which was a decrease of $112 million over 2003.  The increase in 2005 was due to an increase in specific provisioning required as a result of the credit environment moving from the extremely benign credit environment encountered during 2004, this was predominantly due to changes in the economic environment.  The decrease in bad and doubtful debt expense in 2004 as compared to 2003 was due to the benign credit environment, which resulted in significantly fewer specific provisions, the resolution of long standing existing exposures and an improved weighted average risk grade.

New Zealand Banking

	2005	2004	2003
	$m	$m	$m
Net interest income	820	804	701
Non-interest income	411	415	352
Net operating income	1,231	1,219	1,053
Operating expenses	(578)	(588)	(519)
Amortisation of goodwill	(41)	(43)	(39)
Total operating expenses and amortisation of goodwill	(619)	(631)	(558)
Operating profit before bad and doubtful debts and income tax expense	612	588	495
Bad and doubtful debts	(33)	(37)	(45)
Profit on ordinary activities before income tax expense	579	551	450
Income tax expense	(192)	(185)	(146)
Outside equity interests	(4)	(3)	(2)
Net profit attributable to equity holders	383	363	302
	$bn	$bn	$bn
Deposits	18.1	17.4	15.1
Loans and acceptances	29.3	26.4	21.4
Total assets	30.3	27.9	22.5
Total operating expenses to operating income ratio	47.0%	48.2%	49.3%

Net profit attributable to equity holders for New Zealand Banking in 2005 was $383 million, an increase of $20 million compared to 2004, which was an increase of $61 million over 2003.  Exchange rate movements over 2005 negatively impacted the 2005 result by $11million.  Exchange rate movements over 2004 had a positive impact of $26 million.

Net interest income for 2005 was $820 million, an increase of $16 million or 2% compared with 2004, which was an increase of $103 million or 15% over 2003.  Exchange rate movements in 2005 negatively impacted 2005 net interest income by $23 million whilst exchange rate movements in 2004 had a positive impact of $58 million.  Growth in NZ$ terms for 2005 was solid at $43 million or 5%.  Over the last year, the business has continued the focus on improving customer satisfaction across key elements of the business, which has resulted in strong growth across core products.  However, the dynamics of the New Zealand market and the increased competitive environment, particularly in mortgages, has meant that this strong volume growth has not translated as strongly into earnings.

Non-interest income for 2005 was $411 million, a decrease of $4 million or 1% compared with 2004, which was an increase of $63 million or 18% compared to 2003.  Exchange rate movements in 2005 negatively impacted non-interest income by $11 million whilst exchange rate movements in 2004 had a positive impact of $30 million.  In NZ$ terms, non-interest income for 2005 increased by NZ$8 million or 2%, the rate of growth in transaction fees also slowed as a result of changes in customer behaviour after fee increases in 2004 compared to 2004.

Operating expenses (excluding goodwill and bad and doubtful debts) for 2005 was $578 million, a decrease of $10 million or 2% compared to 2004, which was an increase of $69 million or 13% compared to 2003.  Negotiated supplier cost reductions were the main driver for the expense reduction in 2005.  Exchange rate movements in 2005 positively impacted the operating expenses by $16 million.  Exchange rate movements in 2004 had a negative impact of $42 million.  The increase in 2004 compared to 2003 was due to increased employee expenses following a number of new business initiatives including increase specialisation in the workforce, increased customer facing numbers and longer opening hours.

Goodwill amortisation expense for 2005 was $41 million, a decrease of $2 million or 5% compared with 2004, which was an increase of $4 million or 10% compared to 2003.

Bad and doubtful debts expense for 2005 was $33 million, a decrease of $4 million or 11% compared with 2004, which was a decrease of $8 million or 18% compared to 2003.  Bad debt charges decreased in 2005 principally due to an increase in recoveries and improvements in collections processes.  The decrease in 2004 compared to 2003 was due to increased recoveries from enhanced exposure management and an improvement in the quality of loans written.

The New Zealand credit environment remains sound.  Housing delinquencies over 90 days remained stable at 0.12% and credit card delinquencies over 90 days were also stable, at 0.73%.

Income tax expense for 2005 was $192 million, an increase of $7 million or 4% compared with 2004, which was an increase of $39 million or 27% compared to 2003.  This equates to an effective tax rate of 33% in 2005 and 34% in 2004.

Other

	2005	2004	2003
	$m	$m	$m
Net interest income	184	50	125
Non-interest income	201	158	112
Net operating income	385	208	237
Operating expenses	12	52	(51)
Amortisation of goodwill	(3)	—	(4)
Total operating expenses and amortisation of goodwill	9	52	(55)
Operating profit before bad and doubtful debts and income tax expense	394	260	182
Bad and doubtful debts	—	(42)	(12)
Profit on ordinary activities before income tax expense	394	218	170
Income tax expense	(72)	96	115
Outside equity interest	(94)	(34)	(4)
Net profit attributable to equity holders	228	280	281

The Other segment comprises Group Treasury, Pacific Banking and Head Office.  Treasury’s operations are primarily focused on the management of the Group’s interest rate risk and funding requirements.  Pacific Banking operations comprise our presence in the near Pacific including Papua New Guinea and Fiji.

In 2005 net profit in the Other segment was down $52 million to $228 million compared to 2004 which was a decrease of $1 million compared to 2003.  The reasons for these decreases are described in the paragraphs that follow.

Operating income increased $177 million to $385 million in 2005 compared to 2004, which represented a decrease of $29 million compared with 2003.  The increase in 2005 includes the impact of various consolidation entries that have no impact on net profit after tax attributable to equity holders.  These entries include the consolidation of certain managed investment schemes where Westpac controls the schemes, policyholder tax recoveries from our Life Insurance business, and the reversal of tax gross ups from certain financing transactions from our Institutional Bank. The increase in 2005 was also a result of higher earnings from surplus capital and increased operating income from Pacific Banking driven by strong trading income, particularly in Papua New Guinea.  Partially offsetting these increases were lower profits from property sales and an increase in the revaluation loss on the TPS 2004 cross currency swap.  The decrease in 2004 as compared to 2003 included a reduction in revenue from a lower level of surplus capital, lower Treasury revenue due to increased wholesale funding rates and the market revaluation of our Australian/New Zealand dollar cross currency swap hedging our 2004 TPS hybrid security.

Operating expenses in 2005 were a $12 million benefit compared with a $52 million benefit in 2004 and a $51 million expense in 2003.  The translation of earnings from our New Zealand segment into Australian dollars is shown in the New Zealand segment at the average A$/NZ$ hedge exchange rate.  The difference between the actual average exchange rates and the average hedge exchange rates is reflected in the Other segment, and accounts for $38 million of the decrease in 2005 and $49 million of the increase between 2004 and 2003.  Other expenses were flat in 2005 as increases equity based remuneration charges to business segments were offset by higher compliance and project costs incurred centrally.  In 2004, charges to business segments for the cost of the Group’s equity-based remuneration schemes and other remuneration related recharges increased over 2003.

The charge for bad and doubtful debts decreased by $42 million to zero in 2005 as there were no additional provisions made during the year.  In 2004 a provision was established against a Group level counterparty which resulted in the increase over the 2003 result.

The tax expense increased by $168 million in 2005 from a $96 million benefit in 2004 to a $72 million expense in 2005 largely as a result of consolidation entries for policyholder tax recoveries and certain financing transactions.  These entries have no impact on net profit attributable to equity holders as they are offset in operating income.  The increase in the tax expense was also a result of increases in tax provisions and higher tax charges incurred centrally.  The 2004 tax benefit decreased by $19 million on 2003 reflecting increases in the tax provision.

Outside equity interest for 2005 was $94 million, an increase of $60 million on 2004, which was an increase of $30 million on 2003.  The increase in 2005 was due to the consolidation of certain management investment schemes following a change in industry practice during 2004, and also accounts for the increase in 2004.

Liquidity and funding

Liquidity

Liquidity risk is the potential inability to meet our payment obligations, which could potentially arise as a result of mismatched cash flows generated by our business.  This risk is managed through our Board Risk Management Committee (BRMC) approved liquidity framework.

Responsibility for liquidity management is delegated to Group Treasury, under oversight of the Market Risk Committee (MARCO).  Group Treasury manage liquidity on a daily basis and submit monthly reports to MARCO and quarterly reports to BRMC.  Monthly reports are provided to the Australian Prudential Regulation Authority.  Group Treasury is also responsible for monitoring our funding base and ensuring that it is prudently maintained and adequately diversified.

Our liquidity risk management framework models our ability to fund under both normal conditions and during a crisis situation (with models run globally and for specific geographical regions – Australia, New Zealand and offshore).  This approach is designed to ensure that our funding framework is sufficiently flexible to ensure liquidity under a wide range of market conditions.  The global liquidity management framework is reviewed annually to ensure it is appropriate to our current and planned activities.  The annual review encompasses the funding scenarios modelled, the modelling approach, wholesale funding capacity, limit determination and minimum holdings of liquid assets.  The liquidity framework is reviewed by the MARCO and Group Risk Reward Committee (GRRC) prior to approval by the BRMC.

Group Treasury also undertakes an annual funding review that outlines the current funding strategy for the coming year.  This review encompasses trends in global debt markets, funding alternatives, peer analysis, estimation of our upcoming funding requirements, estimated market funding capacity and a funding risk analysis.  The annual funding plan is reviewed by the MARCO and the GRRC, prior to approval by the BRMC.

We maintain a crisis management action plan that details the broad actions to be taken in the event of a funding crisis.  This document is reviewed annually by the MARCO and defines a committee of senior executives to manage a crisis and allocates responsibility to individuals for key tasks.  A media relations strategy, contingent funding plan and detailed contact lists are also incorporated into this document.

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

•      deposits;

•      debt issues;

•      proceeds from sale of marketable securities;

•      interbank deposit agreement;

•      principal repayments on loans;

•      interest income; and

•      fee income.

In management’s opinion, liquidity is sufficient to meet our present requirements.

Deposits and due to other financial institutions

As at 30 September 2005, deposits amounted to $149.5 billion (2004 $146.5 billion) and represented 61.6% (2004 64.1%) of our total liabilities.  These borrowings continue to provide a substantial majority of our funding and represent a well-diversified and stable source of funds.

As at 30 September 2005, due to other financial institutions accounted for $10.7 billion (2004 $7.1 billion) and represented 4.4% (2004 3.1%) of total liabilities.  Due to other financial institutions are taken from a wide range of counterparties.  For further information refer to Note 19 to the Financial Statements.

Debt issues

As at 30 September 2005, debt issues amounted to $41.8 billion (2004 $36.2 billion) and represented 17% (2004 16%) of our total liabilities.

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

We have continued to experience good funding conditions across our wholesale funding markets over the last year.  Demand for our debt issuance continued to be strong and we continue to enjoy tight funding spreads.

As at 30 September 2005 Westpac’s credit ratings were:	Short term	Long term
Standard & Poor’s	A-1+	AA-
Moody’s Investors Services	P-1	Aa3
Fitch Ratings	F-1+	AA-

A security rating is not a recommendation to buy, sell or hold our securities.  Such ratings are subject to revision or withdrawal at any time by the assigning rating agency.  Investors are cautioned to evaluate each rating independently of any other rating.

The following table details the current debt programmes along with programme size and current outstandings as at 30 September 2005:

Westpac debt programmes and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programmes and issuing shelves as at 30 September 2005:

Program/Issuing Shelf	Outstanding	Program/Issuing Shelf Type
Australia
No limit	AUD 116 million	Debt Issuance Programme
No limit	AUD 350 million	Debt Issuance Programme Subordinated Medium Term Notes
No limit	AUD 3,858 million	Debt Issuance Programme(1)

Euro Market
USD 2.5 billion	USD 488 million	Euro Transferable Certificate of Deposit Programme
USD 7.5 billion	USD 2,266 million	Euro Commercial Paper Programme(2)
USD 25 billion	USD 14,273 million(3)	Programme for the Issuance of Debt Instruments(2)

Japan
JPY 100 billion	Nil	Samurai shelf
JPY 300 billion	JPY 101 billion	Uridashi shelf(4)

United States
USD 12.5 billion	USD 9,000 million	Commercial Paper Program(5)
USD 5 billion	USD 3,796 million	Commercial Paper Program(6)
USD 5 billion	USD 2,325 million	Medium Term Deposit Notes
USD 1 billion(7)	USD 350 million(8)	Securities Exchange Commission registered shelf

New Zealand
NZD 750 million	NZD 100 million(9)	Medium Term Note Programme
NZD 750 million	NZD 175 million	Medium Term Note Programme(10)

(1)

Debt Issuance Programme for the issue of transferable certificates of deposits (TCDs) and medium term notes (MTNs) established 18 July 2002. Other outstanding issues remain constituted by the Deeds Poll of the Debt Issuance Programme and Debt Issuance Programme and Debt Issuance Program Subordinated Medium Term Notes Programme under which the TCDs/MTNs were issued.

(2)	WestpacTrust Securities NZ Limited is also an issuer under this programme.
(3)	Outstandings are recorded at historical exchange rates (per programme documentation).
(4)

Record of the secondary distributions under the Shelf Registration Statement as amended (outstanding amounts are also reflected under the USD$25 billion Programme for the Issuance of Debt Instruments). JPY 130 billion of the issuing shelf limit remains available.

(5)

Westpac Capital Corp is the sole issuer under this Section 3(a)(3) United States commercial paper program. From October 2005 Westpac Banking Corporation will issue US CP under a new private placement program with a limit of US$20 billion.

(6)

WestpacTrust Securities NZ Limited is the sole issuer under this Section 3(a)3 United States commercial paper program. From October 2005, WestpacTrust Securities NZ Limited will issue US CP under a new private placement program with a limit of US$7.5 billion. Both programs are guaranteed by Westpac Banking Corporation.

(7)	USD 227 million of the issuing shelf limit remains available.
(8)	Outstanding issuance is a tier 2 instrument.
(9)	Issued by Westpac Banking Corporation New Zealand branch.
(10)	Westpac Trust Securities NZ Limited is the sole issuer under this programme.

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

Interbank Deposit Agreement (IDA)

We are a participant in an interbank deposit agreement with three other Australian banks.  This agreement provides for notice to be served upon the other participants by a bank experiencing liquidity problems.  The other depositors are obligated to deposit an equal amount of up to $2 billion each for a period of 30 days.  At the conclusion of the 30 days the deposit holder has the option to repay the deposit in cash or by way of assignment of certain home loan mortgages to the value of the deposit.  This agreement is intended to provide increased certainty of access to wholesale markets in times of crisis.

Material unused sources of liquidity include the liquid asset portfolio, IDA and unused limit under the debt programmes.  The IDA and prudential liquid asset portfolio are held in reserve to provide liquidity in the event of a liquidity crisis.

Off-balance sheet arrangements

Special purpose entities

We are associated with a number of special purpose entities (also known as special purpose vehicles or SPVs) in the ordinary course of business, primarily to provide funding and financial services products to our customers.

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

Under Australian GAAP, an SPV is consolidated in the Financial Statements if it is controlled by the parent entity in line with AASB 1024 Consolidated Accounts and UIG Abstract 28 Consolidation – Special Purpose Entities.  The definition of control is based on the substance rather than form and accordingly, determination of the existence of control necessarily involves management judgement.  Refer to Note 1 of the Financial Statements for information about how A-IFRS will impact rules on consolidation of SPVs.

In the ordinary course of business, we have established or sponsored the establishment of SPVs in various areas, detailed below.  Capital is held, as appropriate, against all SPV-related transactions and exposures.

Asset securitisation

Through our loan securitisation programmes we package and sell loans (principally housing mortgage loans) as securities to investors.  We provide arm’s length interest rate swaps and liquidity facilities to the programme in accordance with APRA Prudential Guidelines.  We have no obligation to repurchase any securitised loans, other than in certain circumstances (excluding loan impairment) where there is a breach of representation or warranty within 120 days of the initial sale.  We may repurchase loans where they cease to conform with the terms and conditions of the securitisation programmes or through the programmes’ clean-up features to a maximum of 10% of the programmes’ initial value.

To 30 September 2005, a total of $15.5 billion of assets have been securitised through a combination of private placements and public issues to Australian, New Zealand, European and United States investors.  After allowing for the amortisation of the initial loans securitised, outstanding securitised loans were $3.2 billion as at 30 September 2005.  We receive various fees from the SPVs, including servicing fees, management fees and trustee fees, for the provision of administrative services.  Total fees received for 2005 were $20 million (2004 $23 million).  All fees are calculated on an arm’s length basis.

For further information on our securitisation programmes refer to Note 1 and Note 12 to the Financial Statements.

Off-balance sheet conduits

We arrange financing for certain customer transactions through a commercial paper conduit that provides customers with access to the commercial paper market.  As at 30 September 2005, we administered one significant off-balance sheet conduit (2004 one), that was created prior to 1 February 2003, with commercial paper outstanding of $4.7 billion (2004 $4.3 billion).  We provide a letter of credit facility as credit support to the commercial paper issued by the conduit.  This facility is a variable interest in the conduit that we administer and represents a maximum exposure to loss of $501 million as at 30 September 2005 (2004 $479 million).  The conduit is consolidated under US GAAP.

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

As at 30 September 2005, we had approximately $73.5 billion of Funds Under Management and Funds Under Administration (2004 $62.5 billion).  As manager of the funds we derive fees based on a percentage of the funds under management.  Total funds management income in 2005 amounted to $405 million (2004 $376 million).

For further information on our wealth management activities refer to Note 1 to the Financial Statements.

Structured finance transactions

We are involved with numerous SPVs to provide financing to customers.  Any financing arrangements are entered into under normal lending criteria and are subject to our normal credit approval processes.  The assets arising from these financing activities are generally included in loans, investment securities or investments in controlled entities.  Exposures in the form of guarantees or undrawn credit lines are included within contingent liabilities and credit-related commitments.

Other off-balance sheet arrangements

Our principal defined benefit superannuation (pension) plan, the Westpac Staff Superannuation Plan (the plan), is in surplus and there are no significant deficits in any of our other plans.  As at 30 September 2005, the plan had total assets (net market value) of $1,584 million available to meet future benefit payments of $1,467 million.  Refer to Note 33 to the Financial Statements for further information.

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments.  The following table shows our significant contractual cash obligations as at 30 September 2005:

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
	$m	$m	$m	$m	$m
On balance sheet long term debt(1)	6,747	10,062	4,941	498	22,248
Operating leases(2)	235	394	273	655	1,557
Other commitments(2)	32	5	—	—	37
Total contractual cash obligations	7,014	10,461	5,214	1,153	23,842

(1)   Refer to Note 24 to the Financial Statements for details of long term debt issues.

(2)   Refer to Note 32 to the Financial Statements for details of expenditure commitments.

The above table excludes deposits and other liabilities taken in the normal course of banking business and short term and undated liabilities.

Commercial commitments

The following table shows our significant commercial commitments(1) as at 30 September 2005:

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	Over 5 years	Total
	$m	$m	$m	$m	$m
Standby letters of credit and financial guarantees	1,559	628	201	237	2,625
Trade letters of credit	8	244	—	147	399
Non-financial guarantees	296	1,715	70	906	2,987
Undrawn loan commitments	—	4,525	2,110	3,188	9,823
Other commitments(2)	1,913	608	611	692	3,824
Total commercial commitments	3,776	7,720	2,992	5,170	19,658

(1)	Credit equivalents (refer to Note 34 to the Financial Statements) are determined in accordance with APRA risk weighted capital adequacy guidelines.
(2)	Other commitments included forward purchase of assets, forward deposits, underwriting commitments and credit derivatives.

Capital resources

Capital management

We pursue an active capital management strategy focused on increasing shareholder value by integrating capital allocation, performance measurement and incentive compensation.  This framework is embedded in our business activities and investment decisions.  Our capital management strategy seeks to find the right balance between the interests of shareholders, regulators and rating agencies.  For Westpac, a target capital structure consistent with a ‘double A’ senior debt rating has been chosen as striking the right balance between these interests and providing a basis for managing our capital structure including dividend policy.  Details of the various capital instruments issued are included in Note 25 in the Financial Statements.

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

The Westpac Board adopted the following target capital ranges in 2003.  We will review these target ranges in the light of the impact of the transition to A-IFRS and Basel II but believe they continue to be adequate under A-GAAP reporting.  We actively manage the deployment of surplus capital in the Group to ensure that all capital ratios are within target ranges.  This is mostly achieved via the up-streaming of dividends from subsidiaries to their parents and ultimately to the Bank.  While the Level 1 Tier 1 Ratio is not currently a constraint we have broadened our disclosure to include this ratio so that the market can get greater transparency on how it tracks through time.

Capital measure	Target ratio
Adjusted common equity as a percentage of Risk weighted assets (ACE/RWA)	4.50 – 5.00%
Group tier 1 ratio (Level 2 tier 1)	6.00 – 6.75%
Stand alone tier 1 ratio (Level 1 tier 1)	5.50 – 6.00%

As at 30 September 2005, the Level 1 and Level 2 tier 1 ratios were 6.5% and 7.2% respectively and ACE/RWA was 5.4%.  Based on the mid point of our target Adjusted Common Equity range Westpac had over $1.1 billion of surplus capital at 30 September 2005.  Given this surplus, and greater clarity around our capital needs associated with the introduction of A-IFRS, the Board has decided to return part of this surplus to shareholders by way of a structured off-market buy-back of approximately $700 million(1).  The capital required to support business growth and maintain target capital ranges during the year was met primarily by the increase in retained earnings while the surplus capital was generated largely by the reinvestment of dividends by shareholders under the Dividend Reinvestment Plan.

For further details on capital adequacy refer to Note 42 to the Financial Statements.

Adjusted common equity

Tier 1 capital is calculated in accordance with APRA capital adequacy guidelines.  The determination of ACE is less prescriptive but generally calculated as tier 1 capital less hybrid equity, investments in non-banking subsidiaries and other equity instruments.  The ACE ratio has become the capital measure most frequently used by analysts and rating agencies to assess a bank’s capital strength.  Management believes that the ACE ratio is widely accepted and is a conservative measure of the amount of ordinary equity that explicitly supports a banking business, deducting the entire investment in non-banking subsidiaries from shareholders equity.  As illustrated in the reconciliation below, we do not currently deduct capitalised expenses from our ACE capital as this APRA deduction does not impact the substance of our financial strength.  The alternative would be to apply the deduction while at the same time reducing our target ACE range by an equivalent amount.

Given the uncertain impact of both Basel II and A-IFRS on the determination of capital ratios, we have elected to leave both the calculation of ACE and the target range unchanged until we have a more complete understanding of all the changes likely to impact capital over the next few years.

Adjusted common equity reconciliation

(in $ millions unless otherwise indicated)	2005	2004

Total tier 1 capital	12,228	10,879
Less: hybrid capital (net of excess of 25% of tier 1 capital)	(2,472)	(2,377)
Less: other deductions in relation to non-consolidated subsidiaries	(859)	(1,126)
Add: capitalised expenditure	312	269
Adjusted common equity	9,209	7,645
Risk weighted assets	170,369	158,489
Adjusted common equity to risk weighted assets	5.4%	4.8%

APRA has also advised that the final implementation of the Level 3 capital adequacy requirement, originally intended to apply from 1 July 2003, has been delayed to coincide with the final adoption of Basel II in 2008.  This decision reflects the significant overlap between Basel II and the economic capital methodologies that have been proposed as the basis of the Level 3 assessment.  Level 3 is a measure proposed for groups deemed by APRA to have ‘substantial’ non-banking business, which seeks to assess the capital requirements of the full conglomerate group (including both banking and non-banking activities) in an integrated fashion.

(1)       The buy-back invitation is not being made to any person who is in the United States, Canada or Japan or any US Person or a resident of Canada or Japan.  In addition, American Depository Receipts and restricted employee shares may not be tendered into the buy-back.

Basel capital accord

The regulatory limits applied to our capital ratios are consistent with the Bank of International Settlements capital accord, which was first released in 1988.  In June 2004 the Basel Committee on Banking Supervision released the ‘International Convergence of Capital Management and Capital Standards: A Revised Framework’ also known as Basel II.  This framework reflects the advances in risk management practices since the introduction of the 1988 Basel Accord, improving the sensitivity of capital calculation through a broader array of risk classes and enhanced measurement processes.

We are targeting compliance with the most sophisticated methods for both credit and operational risk.  In September 2005 we submitted an application to APRA to be accredited to use the Advanced Internal Ratings Based (AIRB) approach for credit risk and the Advanced Measurement Approach (AMA) for operational risk.  That submission was in the form of a self assessment against criteria outlined by APRA and the requirements of Basel II.

We believe that using the advanced approaches for risk monitoring and measurement is in the interests of all our stakeholders.  Effective risk management is regarded as a key activity performed at all levels of the Group.  A broad array of changes to risk management practices have been implemented across all risk classes.  We recognise that there is still work required to embed these principles and practices into day-to-day activities of business units and to achieve the full benefits of these changes.

APRA have commenced the release of draft Australian Prudential Standards based on Basel II.  The timeframes for release of all relevant standards is unknown.  APRA has considerable discretion over the application of Basel II to the banks it regulates and has announced that Australian banks using the most sophisticated models for credit and operational risk will also be required to hold regulatory capital for the interest rate risk taken in the banking book.  The models used to quantify this risk are similar to the models used today for traded market risk.

If accredited, we will be able to use the advanced methodologies for the calculation of regulatory capital from 1 January 2008.  Any reduction in the level of regulatory capital required is subject to transitional arrangements in the first two years of operation.  At present the extent of any reduction in regulatory capital is unclear.

Risk management

Our vision is to be a great Australasian company and effective risk management is key to us achieving this goal.  It influences our performance, reputation and future success.  We regard managing risk as a fundamental management activity, performed at all levels of the Group.

Effective risk management is all about achieving a balanced approach to risk and reward.  Risk management enables us to both increase financial growth opportunities and mitigate potential loss or damage.  It is important to note that both mitigation and optimisation strategies are equally important in the world of risk management.

Risk management organisation

Our risk management strategy is approved by our Board and implemented through the Chief Executive Officer (CEO) and the executive management team.

The Board Risk Management Committee (BRMC) has been delegated responsibility for approving and maintaining an effective risk management framework.  For further information regarding the role and responsibilities of the BRMC and other Board committees in managing risk, refer to the ‘Corporate governance’ section.

The CEO and executive management team are responsible for implementing the risk management frameworks approved by the BRMC and developing policies, controls, processes and procedures for identifying and managing risk arising from our activities.

Our Group Risk function plays a key role in our risk management framework.  It is independent from the business units and reports to the Chief Risk Officer and ultimately the Chief Financial Officer (CFO) and is accountable for the effectiveness of our risk processes.  Our risk function is also responsible for coordinating our response to key regulatory developments and issues affecting risk management.

Independent risk management units operate within each business unit, reporting to the group executive for that unit and the Chief Risk Officer.  The business unit head of risk has oversight of identifying and quantifying the particular risks arising from their business and for implementing appropriate policies, procedures and controls to manage those risks.  They also ensure alignment with the Group Risk function.

An independent review of management performance is undertaken by our Group Assurance function.  This function contains our portfolio risk review unit, which is responsible for reviewing credit quality and business risks, assessing credit management process quality, credit policy compliance, and adequacy of provisions.  Internal audit is responsible for independently evaluating the adequacy and effectiveness of management’s control of operational risk.

Categories of risk

The key risks we are subject to are specific banking risks and risks arising from the general business environment.  Our risk management framework encompasses credit, market, equity underwriting and warehousing, liquidity, operational and compliance risk.

Credit risk

Credit risk arises primarily from lending activities and derivative trading and is the risk of financial loss that results from customers failing to meet their obligations or counterparty default on settlement of derivative exposures.

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

Credit risk arises from customers ranging from individuals to large institutions.  Accordingly, two different approaches are used to manage this risk.  We use statistical analysis to score customer creditworthiness and payment behaviours for consumer business.  We factor and price credit facilities for large commercial and corporate borrowers based on discrete analysis of each customer’s risk.  Quantitative methods also support these judgements.  Under both approaches, all major credit decisions require joint approval by authorised credit and line business officers.

We monitor our credit portfolio to avoid risk concentrations.  Our exposure to consumers comprises 64% of our on-balance sheet loans and 51% of total credit commitments.  Almost 84% of our exposure to consumers was supported by residential real estate mortgages.  This category also includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit.  Our consumer credit risks are highly diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region.  Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

Exposures to businesses, governments and other financial institutions are classified into a number of industry clusters based on groupings of related ANZSIC codes and monitored against industry exposure boundaries.  The level of industry risk is measured and monitored on a dynamic basis.  Exposures are actively monitored from a portfolio perspective, with risk mitigation techniques used to regularly re-balance the portfolio.  Our customer risk grades can be aligned to the Standard and Poor’s credit rating system.  Based on these ratings, our exposure to business, government and other financial institution investment grade customers is 63% as at 30 September 2005 (2004 64%).

For a tabular disclosure of credit quality of exposures to businesses, governments and financial institutions, refer to the section on ‘Asset quality’.

Dynamic provisioning for credit loss

We employ a statistical process called dynamic provisioning to assess the general provision required to cover credit losses inherent in our credit portfolios. The statistical measures are based on our experience as well as publicly available default data.  The process provides for dynamic adjustments to a loss provision pool for changes in the size, mix and quality of the loan book.

For further information on our provisioning for bad and doubtful debts refer to ‘Critical accounting policies’.

Foreign exchange and derivative credit risk management

Foreign exchange and derivative activities expose us to pre-settlement and settlement risk.  We use a global limits system to record exposure against limits for these risk types.  Pre-settlement risk (PSR) is the risk that the counterparty to a contract defaults prior to settlement when the value of the contract is positive.  We consider both the current replacement cost and the potential future credit risk in our assessment of pre-settlement risk.

We use ‘close out’ netting to reduce gross credit exposures for counterparties where legally enforceable netting agreements are in place.  In a close out netting situation the positive and negative mark-to-market value of all eligible foreign exchange and derivative contracts with the same counterparty, are netted in the event of default and regardless of maturity.

Counterparty credit quality

The table below shows the credit quality of our credit exposure associated with foreign exchange and derivative activities.  The risk grades shown below are based on Standard and Poor’s credit rating system.  Based on these ratings, our exposure to investment grade counterparties is 97% as at 30 September 2005 (2004 98%).

Total assessed credit risk as at 30 September 2005	2005	2004
	%	%
AAA, AA	50	50
A	34	35
BBB	13	13
BB and below	3	2
Total	100	100

Counterparty credit risk by industry sector and country of ultimate risk

The table below shows our current credit risk exposure (not including potential future credit risk) by industry sector and by country of ultimate risk.

Current credit risk exposure (net) as at 30 September 2005(1)	Government	Banks	Non-bank financial institutions	Others	Total
	$bn	$bn	$bn	$bn	$bn
Australia	0.1	0.2	0.7	0.5	1.5
New Zealand	—	—	—	0.2	0.2
Europe	—	1.6	0.1	—	1.7
United States of America	—	0.6	0.6	0.1	1.3
Japan	—	—	—	—	—
Other	—	0.2	—	0.1	0.3
Total	0.1	2.6	1.4	0.9	5.0

(1)       Netting has been applied to counterparties with appropriate netting agreements in legally enforceable jurisdictions.

Credit risk maturity profile and settlement risk

The table below shows the maturity profile of our foreign exchange and derivative credit risk exposure in gross replacement cost terms (i.e. not including potential future credit risk).  The gross replacement cost overstates our current credit risk exposure as it ignores the netting benefit of $5.4 billion.

Gross replacement cost as at 30 September 2005	Less than 3 months	Between 3 and 6 months	Between 6 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years	Total
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
Interest rate
Swaps	0.1	—	0.1	0.3	0.9	1.1	2.5
Purchased options	—	—	—	—	—	—	—
Foreign exchange							—
Forwards	1.6	0.4	0.2	0.1	—	—	2.3
Swaps	0.2	0.1	0.7	1.4	1.2	1.1	4.7
Purchased options	0.1	0.1	0.1	—	—	—	0.3
Commodities	—	—	—	0.2	0.1	—	0.3
Equities and credit	—	—	—	—	0.1	0.2	0.3
Total derivatives	2.0	0.6	1.1	2.0	2.3	2.4	10.4

Settlement risk occurs when we pay out funds before we receive payment from the counterparty to the transaction.  We manage our settlement risk exposures through specific customer limits.  We use Continuous Linked Settlement (CLS) to reduce our foreign exchange settlement risk to other CLS participants.  CLS enables members to settle foreign exchange transactions between themselves through the simultaneous payment of the currency legs of transactions.

Cross-border outstandings

Cross-border outstandings are loans, placements with banks, acceptances, interest earning investments and monetary assets denominated in currencies other than the borrower’s local currency.  They are grouped on the basis of the country of domicile of the borrower or the ultimate guarantor of the risk.  The table below excludes irrevocable letters of credit, amounts of which are immaterial.  The relevant foreign denominated currencies have been converted at the closing spot exchange rate used in the Financial Statements.

Our cross-border outstandings to countries that individually represented in excess of 0.75% of Group total assets as at 30 September in each of the past three years, were as follows:

(in $ millions unless otherwise indicated)	Governments and official institutions	Banks and other financial institutions	Other (primarily commercial and industrial)	Total	Percentage of total assets
2005
United States	—	2,632	1,003	3,635	1.4%
Australia	11	1,297	1,649	2,957	1.1%
United Kingdom	—	1,869	526	2,395	0.9%
2004
United States	1	2,105	1,171	3,277	1.3%
United Kingdom	—	1,701	478	2,179	0.9%
Netherlands	—	1,857	168	2,025	0.8%
2003
United States	1	2,125	1,095	3,221	1.5%

Impaired assets among the cross-border outstandings were $76 million as at 30 September 2005 (2004 $188 million, 2003 $212 million).

Market risk

Market risk is the potential for losses arising from adverse movements in the level and volatility of market factors such as foreign exchange rates, interest rates, commodity prices and equity prices.

The management of market risk arising from the Financial Markets trading books (the subject of the notes below) is segregated from the market risks arising from banking activities.

Trading activities

Financial Market trading activities are controlled by a Board-approved market risk framework that incorporates Board-approved Value at Risk (VaR) limits.  VaR is the primary mechanism for measuring and controlling market risk.  Market risk is managed using VaR and structural risk limits (including volume limits and basis point value limits) in conjunction with scenario analysis and stress testing.  Market risk limits are allocated to business management based on business strategies and experience, in addition to market liquidity and concentration risks.  A separate Market Risk Management unit is responsible for the daily measurement and monitoring of market risk exposures.

VaR is an estimate of the worst case loss in value of trading positions, to a 99% confidence level, assuming positions were held unchanged for one day.  We use a historical simulation method to calculate VaR taking into account all material market variables.  Actual outcomes are monitored and the model is back-tested daily.

The following table provides a summary of VaR, by risk type, for the half years ended 30 September 2005, 31 March 2005 and
30 September 2004.

Daily value at risk

Six months ended	30 September 2005			31 March 2005			30 September 2004
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	9.4	1.6	4.0	10.1	0.8	3.5	7.0	1.0	3.2
Foreign exchange risk	2.8	0.3	1.3	4.2	0.2	1.1	3.5	0.2	1.1
Volatility risk	0.8	0.3	0.5	0.8	0.3	0.5	1.8	0.2	0.6
Other market risks(1)	5.8	3.1	4.4	7.3	1.5	4.1	4.1	1.0	2.4
Diversification effect	n/a	n/a	(2.5)	n/a	n/a	(2.2)	n/a	n/a	(1.8)
Net market risk	11.9	4.5	7.7	13.2	3.8	7.0	9.1	2.8	5.5

(1)       Commodity, Equity, Underwriting, Prepayment and Issuer Specific risk.

The chart below shows the aggregated daily value at risk arising in the trading books for the 12 months ended 30 September 2005.

The Market Risk Management unit performs daily stress and regular scenario tests on the trading portfolios to quantify the impact of extreme or unexpected movements in market factors.

Daily value at risk position reports are produced by risk type, by product and by geographic region. These are supplemented by structural reporting, advice of profit and loss trigger levels and stress test escalation trigger points.

Distribution of daily trading income

The distribution of daily trading income for the year ended 30 September 2005 is shown in the following chart:

Energy and other commodity trading

Commodity and energy trading activity is part of our financial markets business.  All trades are marked-to-market daily, using independently sourced or reviewed rates.  Rates are compared to both AFMA published prices and brokers quotes.  These rates are reviewed on a monthly basis by the Financial Markets Revaluation Committee and on a random basis intra-month.  These businesses are managed within market risk structural and VaR limits.  Credit risk is controlled by PSR limits by counterparty.

Trading activities are limited to the major Australian nodes in electricity swaps, options, swaptions, futures and Settlement Residue Auctions (SRAs).  The SRAs are valued using an internally developed model that has been reviewed and approved by the Market Risk Management unit.

The total fair value of our energy trading contracts outstanding as at 30 September 2005 was $11.0 million, a decrease of $3.3 million during the year.  73% of the outstanding fair value of contracts mature in less than one year and the remaining 27% have a maturity profile of between one and five years.

Non-trading risk

Management of structural interest rate risk

Our Group Treasury function manages the sensitivity of net interest income to changes in wholesale market interest rates.  This sensitivity arises from our lending and deposit-taking activity in the normal course of business in Australia and New Zealand and through the investment of capital and other non-interest bearing liabilities.  One of the unit’s risk management objectives is to help ensure the reasonable stability of net interest income over time.  These activities are performed under the direction of our Group Market Risk Committee and the oversight of our Market Risk Management unit.

Net interest income sensitivity is managed in terms of the net interest income at risk modelled over a three year time horizon using a 99% confidence interval for movements in wholesale market interest rates.  The position managed covers the Australian and New Zealand banking books, where the banking book is defined as the entire banking balance sheet less the trading book.  Interest rate risk within our trading book is separately managed under a VaR framework.

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

As at 30 September 2005, our exposure to interest rate changes over the next financial year, for a 1% up and down parallel rate shock to market yield curves is less than 1.1% of projected pre-tax net interest income for the following financial year.

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

Equity underwriting and warehousing risk

As a financial intermediary we underwrite listed and unlisted equities.

Equity underwriting activities include the development of solutions for corporate and institutional customers who have a demand for equity capital and investor customers who have an appetite for equity based investment products.

Equity warehousing activities involve the acquisition of assets in anticipation of refinance through a combination of senior, mezzanine and capital market debt and listed, unlisted and privately placed equity.  This varies from underwriting risk in that we will always be the principal owner of the asset for a predefined period during which we are required to structure and arrange the sell down.

To manage the risks associated with equity underwriting and warehousing, including sufficient investor demand, we have established policies that require business units to seek expressions of interest before transactions are undertaken.

Issues relating to conflict of interest are managed via separation of duties and the establishment of ‘Chinese Walls’.  All underwriting and warehousing decisions are made under the authorities approved by our Board and administered by the Chief Risk Officer.

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

Our internal audit function independently appraises the adequacy and effectiveness of the internal control environment and reports its results separately to our CEO and our Board Risk Management Committee.

Liquidity risk

Liquidity risk is the potential inability to meet our payment obligations.  Management of liquidity is the responsibility of the Group Treasurer, who reports to the CFO.  Group Treasury is responsible for monitoring our funding base and ensuring that this base is prudently maintained and adequately diversified.  For further information refer to ‘Liquidity and funding’.

Compliance risk

Compliance risk is the risk of failing to comply with all applicable legal and regulatory requirements and industry codes of practice and to meet our ethical standards.

Our compliance program forms part of a broader integrated risk management framework and is driven by high standards of principle and practice that apply to all management and staff.  A key principle is that compliance is about not only complying with the letter of the law, but also embracing the spirit of the regulatory standards that apply.

At Westpac, we assess the impact of changes in the regulatory environment on a continuous basis.  We implement compliance requirements by changing the way our staff conduct themselves and the way in which our systems and processes are designed and operate.

The key components of the compliance framework are: the governance environment (including oversight, culture and accountabilities); identification of risks and controls (through monitoring and communicating regulatory and business developments, and documenting requirements in compliance plans); internal monitoring and reporting activities (such as breach escalation, management and remediation processes); and compliance controls (policies, procedures, training and documentation).

Primary responsibility for the implementation of compliance requirements resides with line management, who are required to demonstrate that they have effective processes in place.  Further, each staff member owns compliance within their sphere of influence and activity.

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

Our regulatory compliance responsibilities have increased significantly over the last three years, and we anticipate that this will continue for the year ahead.  Some of the more significant compliance requirements have arisen from the implementation of Financial Service Reform, the revised Code of Banking Practice, Sarbanes-Oxley Act, Basel II, CLERP 9, Australian Stock Exchange Corporate Governance, the New York Stock Exchange Rules, changes to financial reporting under the A-IFRS and the anticipated changes to Australian anti-money laundering laws.  These requirements are being implemented progressively to ensure compliance is achieved by the date required.

US Sarbanes-Oxley Act

The US Congress passed the Public Company Accounting Reform and Investor Protection Act (the Act) in July 2002.  The Act is commonly known as the Sarbanes-Oxley Act, or SOX.  The Act is a wide-ranging piece of US legislation concerned largely with financial reporting and corporate governance.  We are obligated to comply with the Act by virtue of being a foreign registrant with the SEC.

With the exception of Section 404 (discussed below) we have established procedures to ensure compliance with all applicable requirements of the Act and are in compliance with these for the year ended 30 September 2005.

Section 404 of the Act requires us to maintain an effective system of internal control over financial reporting and report annually on its effectiveness.  As a foreign registrant we must comply with Section 404 commencing with the year ending 30 September 2006.

We have established a project to ensure compliance with Section 404 and have already begun to embed the requirements into our ongoing operating practices.  The Board receives regular reports on the progress of Section 404 compliance efforts.  We are currently on track to be compliant with Section 404 at 30 September 2006. This status will be monitored by the Board.

Disclosure controls and procedures

Our CEO and CFO, with the participation of our management, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of 30 September 2005.

Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of 30 September 2005 in providing them with all material information required to be disclosed in this annual report on a timely basis.

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934) for the year ended 30 September 2005 that has been identified that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Corporate Governance

1.     Our approach to corporate governance

a)    Framework and approach to corporate governance

Our approach to corporate governance is to have a set of values and behaviours that underpin everyday activities, ensure transparency and fair dealing, and protect stakeholder interests.

This approach includes a commitment to best practice governance standards, which our Board sees as fundamental to the sustainability of our business and performance.

In pursuing this commitment, the Board continues to:

•      monitor global developments in best practice corporate governance;

•      contribute to Australian and international debates on what represents best corporate governance practice; and

•      review and improve its governance practices.

In Australia, we have taken into account the ‘Principles of Good Corporate Governance and Best Practice Recommendations’ published in March 2003 (‘Best Practice Recommendations’) by the Australian Stock Exchange Limited’s Corporate Governance Council (ASXCGC) and the Australian Standard AS8000 Good Governance Principles.

In addition, in June 2004, the Australian Parliament enacted the Corporate Law Economic Reform Program (Audit Reform and Corporate Disclosure) Act 2004 (CLERP 9) that applies for financial years beginning on or after 1 July 2004.  We comply with those requirements.

In the international arena, we have responded to a range of relevant corporate governance principles and practices, including the Sarbanes-Oxley Act and consequential SEC rules, the New York Stock Exchange (NYSE) listing rules on corporate governance, the New Zealand Exchange Limited (NZX) listing rules, and the New Zealand Corporate Governance Best Practice Code.

The Board’s approach has been to adopt the principles and practices that are in the stakeholders’ best interests while ensuring full compliance with legal requirements.  Where Australian and international guidelines are not consistent, the Best Practice Recommendations established by the ASXCGC with the endorsement of the Australian Stock Exchange Limited (ASX), our home exchange, has been adopted as the minimum baseline for its governance practices.  While our governance practices are in compliance with NYSE listing rules in all material respects, any significant variation to the governance requirements followed by US companies are disclosed, consistent with NYSE listing rules, and are set out in section 12 of this Corporate Governance Statement.

Additionally, in accordance with the ASXCGC Best Practice Recommendations, we have posted copies of our corporate governance practices on our website.

Our Corporate Governance Statement is available in the corporate governance section on our website at ‘www.westpac.com.au/investorcentre’.

b)    Compliance with the ASXCGC’s Best Practice Recommendations

The ASX listing rules require listed entities to include a statement in their annual report disclosing the extent to which they have followed the 28 ASXCGC Best Practice Recommendations during the reporting period, identifying any recommendations that have not been followed and providing reasons for that variance.

As detailed in this Corporate Governance Statement, we consider that our governance practices comply with the ASXCGC’s Best Practice Recommendations, subject to the qualification below relating to ASXCGC Best Practice Recommendation 9.4.  A checklist summarising our compliance is set out in section 14 of this Corporate Governance Statement.

Recommendation 9.4 advocates that entities seek shareholder approval of equity-based reward schemes for executives.  We comply with recommendation 9.4 for some of our current long-term incentive plans.  Each of the Chief Executive Officer’s three separate agreements: the 1999 Chief Executive Share Option Agreement (as amended), the Chief Executive Share Option Agreement 2001, and the Chief Executive Securities Agreement 2003, have shareholder approval.

Our other current equity-based reward plans were introduced in 2002, prior to the release of the ASXCGC’s Best Practice Recommendations.  As the plans did not require shareholder approval under the Corporations Act 2001 (Cth) and ASX listing rules, they were not put to shareholders for approval.  The 2002 equity-based reward plans were extensively disclosed to shareholders in the 2002, 2003 and 2004 Annual Reports and are set out in detail in Note 26 to the Financial Statements.

The 2002 equity-based reward plans were designed around stricter performance hurdles than existed in previous plans, and structured so that rewards are only paid if shareholders have benefited from our performance.

2.     Date of this statement

This statement reflects our corporate governance policies and procedures as at 2 November 2005.

3.     The Board of Directors

a)     Membership and expertise of the Board

The Board has a broad range of relevant financial and other skills, experience and expertise to meet its objectives.  The current Board composition, with details of individual Director’s backgrounds, is set out below.  The Board considers that between them, the Non-executive Directors bring the range of skills, knowledge and experience necessary to govern us.  Of the eight Directors, six have financial experience, three have specific banking experience and three have international business experience.  All Directors have extensive experience of the social and environmental context in which the business operates.

The Board’s approach to performance evaluation, selection, and tenure of Directors is described in sections 3i, 3j and 3k of this Corporate Governance Statement.

Name: Leon Davis, AO, ASAIT, DSc (h.c.), FRACI, FAustIMM

Age: 66

Term of Office: Director since November 1999. Chairman since December 2000.

Independent: Yes

Current Directorships: Director of each of Huysmans Pty Limited and Trouin Pty Limited, President of the Walter and Eliza Hall Institute of Medical Research; Member of Temasek International Panel, and Member of the South Australian Mineral & Petroleum Group.

Other Westpac related entities Directorships: Director of Westpac General Insurance Limited and Trustee of the Westpac Foundation.

Skills, experience and expertise: Leon has been Chairman of Westpac since December 2000. He has had many years of experience in resource management, both in Australia and overseas. He has lived and worked in senior positions in Australia, Papua New Guinea, Singapore and the United Kingdom. He was formerly Chief Executive of CRA Ltd and then Rio Tinto in the United Kingdom.

Westpac Board Committee membership: Chairman of the Nominations Committee and Member of each of the Audit, Risk Management, Remuneration and Corporate Responsibility and Sustainability Committees.

Directorships of other listed entities over the past 3 years: Deputy Chairman of Rio Tinto, and a Director of Codan Limited.

Name: David Morgan, BEc, MSc, PhD

Age: 58

Term of Office: Appointed Managing Director and Chief Executive Officer in March 1999. Executive Director since November 1997.

Independent: No

Current External Directorships: Chairman of the Australian Bankers’ Association.

Other Westpac related entities Directorships: Director of Westpac General Insurance Limited.

Skills, experience and expertise: David was appointed Managing Director and Chief Executive Officer in March 1999. He has extensive experience in the financial sector, having worked in the International Monetary Fund in Washington D.C. in the 1970s and the Federal Treasury in the 1980s where he headed all major areas before being appointed Senior Deputy Secretary. Since joining Westpac in 1990, he has had responsibility for all major operating divisions including Westpac Financial

Services, Retail Banking, Commercial Banking, Corporate and Institutional Banking and International Banking.

Westpac Board Committee membership: Member of the Corporate Responsibility and Sustainability Committee.

Directorships of other listed entities over the past 3 years: Nil

Name: Gordon Cairns MA (Hons.)

Age: 55

Term of Office: Director since July 2004.

Independent: Yes

Current Directorships: Director of Seven Network Limited, Director of Opera Australia, Member of the Asia Pacific Advisory Board of CVC Capital Partners and Caliburn Partnership.

Other Westpac related entities Directorships: Nil

Skills, experience and expertise: Gordon has extensive Australian and international experience as a senior executive, most recently as Chief Executive Officer of Lion Nathan Limited. Gordon has also held a wide range of senior management positions in marketing and finance with Pepsico, Cadbury Schweppes and Nestlé (Spillers).

Westpac Board Committee membership: Member of each of the Audit and Remuneration Committees.

Directorships of other listed entities over the past 3 years: Director and Chief Executive Officer of Lion Nathan Limited.

Name: David Crawford, BCom, LLB, FCA, FCPA

Age: 61

Term of Office: Director since May 2002.

Independent: Yes

Current Directorships: Chairman of Lend Lease Corporation Limited, Director of each BHP Billiton Limited, and Foster’s Group Limited, Chairman of the Australian Ballet and Treasurer of the Melbourne Cricket Club.

Other Westpac related entities Directorships: Nil

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

Westpac Board Committee membership: Chairman of the Audit Committee and Member of each of the Risk Management and Nominations Committees.

Directorships of other listed entities over the past 3 years: Chairman of National Foods Limited.

Name: Ted Evans, AC, BEcon, DUni(Grif)

Age: 64

Term of Office: Director since November 2001.

Independent: Yes

Current Directorships: Director of IBT Education Limited.

Other Westpac related entities Directorships: Director of Westpac General Insurance Limited

Skills, experience and expertise: Ted has extensive experience in the financial sector, having joined the Australian Treasury in 1969. From 1984 to 1989 he held the position of Deputy Secretary and was Secretary to the Treasury from 1993 to 2001. From 1976 to 1979 he was a member of the Australian Permanent Delegation to the OECD in Paris and, from 1989 to 1993, Executive Director on the Board of the International Monetary Fund, representing Australia and a number of other countries, mainly in the Asia Pacific region. He was a Director of the Reserve Bank of Australia from 1993 to 2001 and the Commonwealth Bank of Australia from 1993 to 1996.

Westpac Board Committee membership: Chairman of the Risk Management Committee and Member of each of the Audit and Nominations Committees.

Directorships of other listed entities over the past 3 years: Nil

Name: Carolyn Hewson, BEc (Hons.), MA (Econ.)

Age: 50

Term of Office: Director since February 2003.

Independent: Yes

Current Directorships: Director of the Australian Gaslight Company, Board and advisory roles with the Royal Humane Society, YWCA NSW,

the Australian Charities Fund and The Neurosurgical Research Foundation.

Other Westpac related entities Directorships: Nil

Skills, experience and expertise: Carolyn has had 16 years experience in the finance sector and was an Executive Director of Schroders Australia Limited between 1989 and 1995.

Westpac Board Committee membership: Chairman of the Remuneration Committee and Member of each of the Risk Management and Nominations Committees.

Directorships of other listed entities over the past 3 years: Director of CSR Limited.

Name: Helen Lynch, AM

Age: 62

Term of Office: Director since November 1997.

Independent: Yes

Current Directorships: Director of Pacific Brands Limited and a Director of the Institute of Molecular Bioscience.

Other Westpac related entities Directorships: Chairman of the Westpac Staff Superannuation Plan Pty Limited, Director of Westpac General Insurance Limited and a Trustee of the Westpac Foundation.

Skills, experience and expertise: Helen has had 36 years experience in Westpac including membership of Westpac’s executive team before retiring in 1994.

Westpac Board Committee membership: Chairman of the Corporate Responsibility and Sustainability Committee and Member of each of the Audit, Risk Management and Nominations Committees.

Directorships of other listed entities over the past 3 years: Director of Southcorp Limited, a Director of Coles Myer Limited and Chairman of OPSM Group.

Name: Peter Wilson, CA

Age: 64

Term of Office: Director since October 2003.

Independent: Yes

Current Directorships: Chairman of each of Port of Napier Limited, Evergreen Forests Limited and Global Equities Market Securities Limited. He is a Director of each of The Colonial Motor Company Limited, and Hill Country Corporation Limited

and Member of the New Zealand Exchange Limited Discipline body.

Other Westpac related entities Directorships: Nil

Skills, experience and expertise: Peter is a chartered accountant and formerly a partner with Ernst & Young, with extensive experience in banking, business establishment, problem resolution, asset sale and management of change functions. Peter was a Director and (from 1991) Chairman of Trust Bank New Zealand

Limited which Westpac acquired in 1996.

Westpac Board Committee membership: Member of each of the Audit, Risk Management and Corporate Responsibility and Sustainability Committees.

Directorships of other listed entities over the past 3 years: Director of Westpac (NZ) Investments Limited (previously listed in New Zealand), and a Director of Urbus Properties Limited.

Details of Directors’ interest in shares and other equity instruments are set out in Note 41.

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

•      board performance and composition – evaluating the performance of Non-executive Directors, and determining the size and composition of our Board as well as making recommendations to shareholders for the appointment and removal of Directors;

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

•      audit – selecting and recommending to shareholders the appointment of the external auditor.  Determining the duration, remuneration and terms of appointment of the external auditor and evaluating their performance and ongoing independence.  Maintaining a direct and ongoing dialogue with the external auditor;

•      risk management – approving our risk management strategy and monitoring its effectiveness;

•      corporate responsibility – considering the social, ethical and environmental impact of our activities, setting standards and monitoring compliance with our responsibility policies and practices; and

•      relationship with the exchanges and regulators, and continuous disclosure – maintaining a direct and ongoing dialogue with the ASX and other exchanges where our securities are listed, ensuring that the market and our shareholders are continuously informed of material developments.  The Board also maintains dialogue with the Australian Securities & Investments Commission (ASIC), the Australian Prudential Regulation Authority (APRA) and other regulators.

The Board has delegated a number of these responsibilities to its Committees.  The responsibilities of these Committees are detailed in section 4 of this Corporate Governance Statement.

The Board has delegated to management, responsibility for:

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

•      continuous disclosure – keeping the Board and market fully informed about material developments; and

•      corporate responsibility – managing day-to-day operations in accordance with standards for social, ethical and environmental practices, which have been set by the Board.

Our Board Charter is available in the corporate governance section at ‘www.westpac.com.au/investorcentre’.

ASXCGC’s Best Practice Recommendation 1.1

c)     Board size and composition

As at the date of this Corporate Governance Statement there are seven independent Non-executive Directors and one Executive Director on the Board.  The Constitution requires a minimum of seven and a maximum of fifteen Non-executive Directors.  In addition, up to three members of the Board may be Executive Directors.

The Board considers that the optimum number of Non-executive Directors is between seven and nine, with Independent Directors comprising the majority of the Board.  A proposal is being submitted to the 2005 Annual General Meeting to amend the Constitution to remove the minimum number of Non-executive Directors that must be appointed so as to provide the flexibility to appoint a smaller number of Directors in the future should circumstances warrant this.  This will mean the minimum number of Directors will be in line with the requirements of the Corporations Act and other regulations.

The Nominations Committee develops policy, assesses the Board composition and size from time to time and recommends to the Board changes to the Board composition and size.  The Nominations Committee also assesses the skills required to discharge the Board’s duties, having regard to our business mix, financial position and strategic direction, including specific qualities or skills that the Nominations Committee believes are necessary for one or more of the Directors to possess.

Our Constitution is available in the corporate governance section at ‘www.westpac.com.au/investorcentre’.

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

The current Chairman, Leon Davis, is an independent Non-executive Director.  He has been a Director of Westpac since November 1999 and Chairman since December 2000.  The Chairman is a member of each Board Committee and Chairman of the Nominations Committee.

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

In assessing independence, the Board considers whether the Director has a business or other relationship with us, directly or as a partner, shareholder or officer of a company or other entity that has an interest, or a business or other relationship, with us or another of our Group members.

Information about any such interests or relationships, including any related financial or other details, is assessed by the Board to determine whether the relationship could, or could reasonably be perceived to, materially interfere with the exercise of a Director’s unfettered and independent judgement.  The specific criteria the Board takes into account in assessing independence is included in the Director Independence definition available on our website.

On appointment, each Director is required to provide information for the Board to assess and confirm their independence as part of their consent to act as a Director.  Directors re-affirm their independence annually.

In addition, the Nominations Committee is responsible for reviewing the definition of director independence periodically and for assessing the independence of each newly appointed Non-executive Director and any other Non-executive Director whose circumstances change.  The Board has determined that all Non-executive Directors are independent.

Board criteria for assessing independence are available in the corporate governance section at ‘www.westpac.com.au/investorcentre’.

ASXCGC’s Best Practice Recommendation 2.1, 2.5

Highlights in 2005

•        The Board completed a full assessment of the independence of each Non-executive Director in 2005 against the Board approved definitions, New York Stock Exchange Standards and ASXCGC recommendations.  Following this review, the Board has determined that all Non-executive Directors are independent.

f)     Avoidance of conflicts of interest by a Director

The Board is conscious of its obligations to ensure that Directors avoid conflicts of interest (both real and apparent) between their duty to us and their own interests.  The Board has adopted a procedure to ensure that conflicts and potential conflicts of interest of Directors are disclosed to the Board.

Any Director with a material personal interest in a matter being considered by the Board must declare their interest and, unless the Board resolves otherwise, they may not participate in boardroom discussions or vote on matters on which they face a conflict.

In addition, the Director is required to disclose any actual or potential conflict of interest on appointment as a Director and is required to keep these disclosures up to date.

There are a range of policies within our business relating to the management of conflicts of interest, such as the Conflicts of Interest and the Insider Trading Policies (see section 7(e)).  Where these types of conflicts apply to the Board, there is a consistent approach adopted.  The Directors are subject to policies that restrict trading in our shares except in specified trading window periods.  The Directors are also subject to restrictions on participating in new offers initiated by us (New Issues Policy).

Highlights in 2005

•        A policy on ‘Employees and Contractors Investing in Group-related New Issues’ was approved by the Board Risk Management Committee in 2005.  This policy applies to all employees including Directors and places restrictions on participating in new offers (such as IPOs) initiated by us.

g)    Meetings of the Board and their conduct

The Board has ten scheduled meetings each year and meets whenever necessary between scheduled meetings to deal with specific matters needing attention.  The Board meets for two days each July to discuss our strategic plan and set the overall strategic direction of the organisation.  From 2006, the Board will also have a half year review of our organisation’s strategic direction.

The Chairman and the CEO establish meeting agendas, for assessing our coverage of financial, strategic and major risk areas, throughout the year.  The Directors have the opportunity to review meeting materials in advance.  Directors are always encouraged to participate with a robust exchange of views and to bring their independent judgements to bear on the issues and decisions at hand.

In addition to its formal meetings, the Board undertakes regular development workshops to enhance the Directors’ knowledge of key issues facing us.  Over the past year these included workshops on our succession planning, International Financial Reporting Standards, Basel II, organisational strategy, technology and IT strategy, Australian economic conditions, treasury operations, and the implementation of Section 404 of the US Sarbanes-Oxley Act.

Members of the executive management are regularly invited to attend Board meetings and are also available to be contacted by Directors between meetings.  The Board however meets without executive management (other than the CEO) at the commencement of each meeting.  The Board meets without the CEO or any other members of executive management at least once a year or as required and, as with all other Board Meetings, this is presided over by the Chairman.  The Audit Committee meets with our auditor without executive management being present at the commencement of each Audit Committee meeting.

h)    Succession planning

The Board plans succession of its own members in conjunction with the Nominations Committee.  The Nominations Committee is responsible for developing and implementing succession planning for Non-executive Directors, taking into account the challenges and opportunities facing us and the skills and expertise which are therefore needed on the Board in the future.

The Board is responsible for CEO and CFO succession planning.

i)     Review of Board performance

The Board undertakes ongoing self-assessment and review of performance of the Board, Committees and individual Directors annually.  This is to ensure that the Board and Board Committees are working effectively.

The performance review process is facilitated externally and includes written surveys of Directors, Group Executives and the Group Secretary & General Counsel.  These reviews are wide-ranging and include, amongst other things, each Director’s contributions to Board discussions.  The survey results are independently collated and the Chairman formally discusses the results with individual Directors and Committee chairs.

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

The Nominations Committee reviews Director appointments from time to time, with eligibility criteria having regard to a proposed candidate’s broad commercial experience and other qualities.  External consultants may be used to access a wide base of potential Directors.  Those nominated are assessed by the Board against a range of criteria including background, experience, professional skills, personal qualities, whether their skills and experience will complement the existing Board and their availability to commit themselves to the Board’s activities.

New Directors receive a Letter of Appointment, which sets out their duties, their terms and conditions of appointment including expected term of appointment, and the expectations of the role and remuneration.

If the Board appoints a new Director during the year, that person will stand for election by shareholders at the next annual general meeting.  Shareholders are provided with relevant information on the candidates for election.  The Nominations Committee reviews appointment criteria from time to time and makes recommendations concerning the re-election of any Director by shareholders.  As part of the process of considering whether to support the re-election of a Director, the Nominations Committee conducts a peer review of those Directors during the year in which that Director will become eligible for re-election.

ASXCGC’s Best Practice Recommendation 2.5

k)    Term in office and retirement and re-election of Directors

Our Constitution states that at each annual general meeting one-third of its Directors, excluding the CEO, and any Director that has held office for three or more years since their last election must retire.  The maximum time that each Director can serve in any single term is three years.  The Constitution also states that any Director who has been appointed during the year must stand for election at the next annual general meeting.

Eligible Directors who retire as required may offer themselves for re-election by shareholders at the next annual general meeting.  The Nominations Committee evaluates the contribution of retiring Directors through a peer review process.

The Board has a policy to limit the number of terms of office that any Director may serve.  Directors (other than the Chairman) should not hold office as a Director for more than three consecutive terms.  The Board’s policy is that the maximum tenure of the Chairman is to be no more than four terms or twelve years (inclusive of any term as a Director prior to being elected as Chairman), from the date of first election by shareholders.

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

The Board ensures Directors continue their education by participating in formal workshops (generally held four times a year) and attending relevant site visits.  A formal program was adopted in 2005, which includes a program of continuing eduction for Non-executive Directors based on the current induction program.  This allows existing Directors time in each business area to gain a greater understanding of key issues.

Our Group Secretary & General Counsel provides Directors with ongoing guidance on matters such as corporate governance, our Constitution and the law.

Highlights in 2005

• A formal education program for all Non-executive Directors was adopted by the Nominations Committee in 2005.

m)   Board access to information and advice

All Directors have unrestricted access to company records and information and receive regular detailed financial and operational reports from executive management to enable them to carry out their duties.  Each Director enters into an Access and Indemnity Deed with us to ensure seven-year access to documents after retirement as a Director.

The Chairman and other Non-executive Directors regularly consult with the CEO, the CFO, the Group Secretary & General Counsel, the General Manager Group Assurance, the Chief Compliance Officer, the Chief Risk Officer, and the Group General Manager Stakeholder Communications, and may consult with, and request additional information from, any employee.

The Board collectively, and each Director individually, has the right to seek independent professional advice, at our expense, to help them carry out their responsibilities.  While the Chairman’s prior approval is needed, it may not be unreasonably withheld and, in the Chairman’s absence, Board approval may be sought.

ASXCGC’s Best Practice Recommendation 2.5

n)    Company Secretary

Our company secretaries are Richard Willcock and Emma Lawler.  Richard is our Group Secretary & General Counsel.  Emma is Head of Group Secretariat.

Richard joined us in 1997 and was appointed to his present role in February 2003 with responsibility for the management and delivery of company secretarial, legal and compliance services to our Board, executive and business.  Richard’s qualifications include LLB, BA (Hons), MBA & FCIS.

Prior to Richard’s current appointment he was General Manager Risk for BT Financial Group.  Richard previously practiced law in private practice from 1982 and was a partner at law firm Abbot Tout.

Emma has a Bachelor of Business and Graduate Diploma in Company Secretarial Practice.  She has eight years experience as a company secretary in both the public and private sectors.

Responsibilities for the secretarial function include providing advice to Directors and officers on corporate governance and regulatory matters, developing and implementing our governance framework and giving practical effect to the Board’s decisions.

All Directors have access to advice from the Group Secretary & General Counsel.

4.     BOARD COMMITTEES

a)     Board Committees and membership

There are currently five Board Committees whose powers and procedures are governed by our Constitution and the relevant Committee’s Charter, as approved by the Board.

The five Board Committees and their membership at 2 November 2005 are set out in the table below:

	Leon Davis	David Morgan	Gordon Cairns	David Crawford	Ted Evans	Carolyn Hewson	Helen Lynch(1)	Peter Wilson
Audit Committee	☒		☒	Chair ☒	☒		☒	☒

Risk Management Committee	☒			☒	Chair ☒	☒	☒	☒

Nominations Committee	Chair ☒			☒	☒	☒	☒

Remuneration Committee	☒		☒			Chair ☒

Corporate Responsibility and Sustainability Committee	☒	☒					Chair ☒	☒

Unless otherwise stated, each Drector has been a member, or the Chair, of the relevant Committee for the whole of the period from
1 October 2004.

(1)       Chair of the Corporate Responsibility and Sustainability Committee from 4 November 2004.  Member of the Nominations Committee from 4 November 2004.

Other Committees of the Board may be established from time to time to consider matters of special importance or to exercise the delegated authority of the Board.

b)    Committee Charters

The roles and responsibilities of each Committee are set out in the respective Committee Charters which are reviewed at least annually.

Copies of the Committee Charters are available in the corporate governance section at ‘www.westpac.com.au/investorcentre’.

Highlights in 2005

• All Committee Charters were updated in 2005 to take into account the changes to the respective areas.

c)     Committee procedures

Operation of the Committees and reporting to the Board

The Board Committees meet quarterly and at other times as necessary.  Each Committee is entitled to the resources and information it requires, including direct access to employees and advisers as well as appropriate funding.  The CEO, senior executives and other selected employees are invited to attend Committee meetings as necessary.  All Directors receive all Committee papers and can attend all Committee meetings, subject to there not being any conflict of interest.

Composition and independence of the Committees

Committee members are chosen for the skills, experience and other qualities they bring to the Committees.  The Audit Committee is required to have a minimum of three members.  Four of the five Committees are required to be, and are currently, composed of only independent Non-executive Directors.  The CEO is a member of the Corporate Responsibility and Sustainability Committee.

How the Committees report to the Board

Following each Committee meeting, generally at the next Board meeting, the Board is given a verbal report by the Chairperson of each Committee.  All Committee minutes are tabled at Board meetings.

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

•      performance of the internal audit function; and

•      compliance with financial reporting and related regulatory requirements.

The Board approves the internal audit plan on the recommendations from the Board Audit Committee.

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

External audit

The Audit Committee is responsible for making recommendations to the Board concerning the appointment of our external auditor and the terms of engagement.  The Committee reviews the performance of the external auditor and regularly reviews its policy on the independence of the external auditor.  This evaluation includes an annual review of the external auditor’s internal quality control procedures and consideration of any inquiry or investigation by governmental or professional authorities, within the preceding five years in respect of assignments carried out by the external auditor.  As well, the capabilities of the lead audit engagement staff are reviewed.  The independent external auditor reports on their findings to this Committee and to the Board.

For permitted non-audit services, use of the external audit firm must be assessed in accordance with our pre-approval policy, which requires that all non-audit services be pre-approved by the Audit Committee, by delegated authority to a sub-committee consisting of one or more members where appropriate.

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

•      discusses with management and the external auditor the half-yearly and annual financial statements, including disclosures in the ‘operating and financial review and prospects’ of the Annual Report on Form 20-F;

•      discusses the earnings press releases, as well as financial information and earnings guidance provided to analysts and ratings agencies;

•      discusses with management and the external auditor correspondence with regulators or government agencies and reports which raise issues of a material nature;

•      discusses with the Group Secretary & General Counsel, legal matters that may have a material impact on the financial statements and/ or our compliance with financial reporting and related regulatory policies; and

•      establishes procedures for the receipt, retention and treatment of financial complaints, including accounting, internal accounting controls or auditing matters and the confidential or anonymous submission by employees of concerns regarding accounting or auditing matters.

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

The Board has determined that David Crawford is an ‘audit committee financial expert’ and is independent as defined in the Listing Standards of the New York Stock Exchange.  He is not an auditor or an accountant with respect to us, does not perform ‘field work’ and is not a full-time employee.  Under the US laws, an audit committee member who is designated as an ‘audit committee financial expert’ will not be deemed to be an ‘expert’ for any purpose other than as a result of being identified as an ‘audit committee financial expert’.  Although the Board has determined that David Crawford has the requisite ‘financial expert’ attributes defined under the rules of the SEC, his responsibilities are the same as those of other Audit Committee members.

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

ASXCGC’s Best Practice Recommendation 4.2, 4.3, 4.4, 4.5

Highlights in 2005

• Reviewed International Financial Reporting Standards readiness and impacts.

• Ongoing status updates on the US Sarbanes Oxley Act compliance project.

• Board Audit Committee self assessment.

e)      Risk Management Committee

Role of the Committee

The Risk Management Committee oversees our risk profile within the context of the risk-reward strategy determined by the Board.  The determination of this strategy includes recommendations from the Risk Management Committee, CEO and senior management on the parameters of the Group’s risk-reward profile and appropriate strategy.

The Risk Management Committee, as delegated by the Board, monitors the alignment of risk profile with current and future capital requirements and oversees the risks inherent in the Group’s operations.  For all risk types this includes:

•      reviewing and approving the frameworks for managing our credit, market, liquidity, operational and compliance risk;

•      ensuring effective monitoring of the risk profile, performance, capital levels, exposures against limits and management and control of our risks;

•      ensuring the development and ongoing review of appropriate policies that support the Group frameworks for managing risk;

•      determining, approving and reviewing the limits and conditions that apply to the taking of risk, including the authority delegated by the Board to the Chief Executive Officer, Chief Financial Officer and Chief Risk Officer;

•      The Board Risk Management Committee reviews significant issues that may be raised by internal audit as well as the length of time and action taken to resolve such issues.

At an individual risk type level the following are included:

•      credit risk – reviewing our bad debt performance and reviewing and approving the Group’s provisioning methodology;

•      market and liquidity risk – reviewing structural interest rate risk positions, reviewing and approving our funding plan and ensuring appropriate monitoring of the Group’s funding and liquidity requirements;

•      operational risk – reviewing the risk that arises from inadequate or failed internal processes, people and systems or from external events; and

•      compliance risk – ensuring processes are in place to anticipate and effectively manage the impact of regulatory change on the Group’s operations, overseeing our compliance with applicable laws, regulations and regulatory requirements, reviewing and discussing with management and the external auditor any correspondence with regulators or government agencies and any published reports that raise material issues for the Group, and ensuring procedures exist for appropriately managing complaints and whistleblower concerns.

The Committee regularly updates the Board about its activities and refers to the Audit Committee any matters that have come to the attention of the Committee that are relevant to the Audit Committee, and provides relevant periodical assurances to the Audit Committee.

The Committee also regularly monitors changes anticipated for the economic and business environment and other factors considered relevant to the Group’s risk profile.

The Committee met on five occasions during the financial year.  The Committee’s charter was subject to an annual review in May 2005, with one amendment to include responsibility for aligning the risk profile with capital requirements.

ASXCGC’s Best Practice Recommendation 7.1, 7.3

Highlights in 2005

• Reviewed risk management frameworks — in particular, the Operational Risk Framework and policies.

• Policy review and development including outsourcing and business continuity management.

• Consideration and enhancements to the way we manage industry concentration risk.

• Ongoing consideration of the requirements and changes under Basel II and International Financial Reporting Standards.

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

•      reviewing our corporate governance policies to ensure they meet international corporate governance standards; and

•      considering whether we meet relevant corporate governance standards from legislation and various regulatory bodies including, ASX, ASIC, APRA and overseas regulators.

ASXCGC’s Best Practice Recommendation 2.4, 2.5

Highlights in 2005

• Reviewed time committed to us by Non-executive Directors.

• Reviewed Non-executive Directors’ participation on key subsidiary boards.

• A formal education programme for all Non-executive Directors was adopted by the Nominations Committee in 2005.

g)      Remuneration Committee

Role of the Committee

The Remuneration Committee assists the Board by working to ensure that we have remuneration policies and practices that fairly and responsibly reward executives.  The Committee’s decisions on reward structures are based on business performance, legal obligations and high standards of corporate governance.

The Committee’s purpose, as delegated by the Board, is to:

•      review and approve executive remuneration policy;

•      review and recommend to the Board on corporate goals and objectives relevant to the CEO, and the performance of the CEO in light of these objectives;

•      recommend to the Board on the remuneration of the CEO;

•      recommend to the Board on the remuneration of Non-executive Directors,  taking into account the shareholder approved fee pool;

•      approve contracts and remuneration packages for positions reporting directly to the CEO;

•      review and approve equity-based plans and highlight to the Board where equity based plans require shareholder approval;

•      approve all performance recognition expenditure; and

•      oversee general remuneration practices across our Group.

The Committee also reviews and recommends to the Board on the recruitment, retention, termination, and succession planning policies and procedures for the CEO and senior positions reporting directly to the CEO.

Independent remuneration consultants are engaged by the Committee to ensure that our reward practices and levels are consistent with market practice.

ASXCGC’s Best Practice Recommendation 8.1, 9.2, 9.5

Highlights in 2005

• Implementation of Super Choice for all our eligible Group employees.

•      Reviewed and approved management’s key policies, including enhancements to executive short term incentive scheme, improvement to the management of the equity linked long term incentive scheme and establishment of competitive incentive arrangements for specialised business units.

• Reviewed Non-executive Director remuneration resulting in the freezing of retiring allowances for all the Non-executive Directors who are presently entitled to them.

h)              Corporate Responsibility and Sustainability Committee

Role of the Committee

The Committee’s purpose is to oversee and drive our commitment to operate our business ethically, responsibly and sustainably, consistent with the evolving expectations of society.

The Committee, as delegated by the Board, is responsible for:

•                  reviewing the direct and indirect social, environmental and ethical impacts of our activities;

•                  overseeing initiatives to enhance our sustainability;

•                  setting standards for our corporate responsibility and sustainability policies and practices and monitoring compliance with these policies and practices;

•                  monitoring and oversight of our reputation risks;

•                  reviewing compliance with corporate governance requirements; and

•                  reviewing and approving the independent assurance of our corporate responsibility systems and external reporting including the annual Stakeholder Impact Report.

Further information on our approach to corporate responsibility and sustainability is included in section 9 of this Corporate Governance Statement.

Highlights in 2005

•                  Revised our ‘Principles for Doing Business’ (previously our Social Charter).

•                  Reviewed our Customer Charter.

•                  Assessed implications of demographic trends on workplace management and practices.

•                  Reviewed performance against key indicators in the occupational health and safety, environmental management and sustainable chain management areas.

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

b)              Engagement and rotation of the external auditor

Our independent external auditor is PricewaterhouseCoopers (PwC).  PwC was appointed by shareholders at the 2002 annual general meeting in accordance with the provisions of the Corporations Act.

The Board has adopted a policy that the responsibilities of the lead audit partner and review audit partner cannot be performed by the same people for longer than five years.  The present PwC lead audit partner for our audit is David Armstrong, who assumed this responsibility in 2003.  The present PwC review audit partner is David Prothero, who assumed responsibility during the year.  The Board requires a minimum five-year ‘cooling off’ period before an audit partner is allowed back onto the audit team.

ASXCGC’s Best Practice Recommendation 4.5

c)               Certification and discussions with the external auditor on independence

The Audit Committee requires the external auditor to confirm quarterly to the Committee that they have maintained their independence and have complied with the independence standards as promulgated by Australian and international regulators and professional bodies.  Periodically, the Audit Committee meets separately with the external auditor without executive management being present.

d)              Relationship with the external auditor

Our current policies on employment and other relationships with our external auditor include the following:

•                  the audit partners and any employee of the external audit firm on our audit are prohibited from being an officer of our organisation;

•                  an immediate family member of an audit partner or any employee of the external audit firm on our audit is prohibited from being a Director or an officer in a significant position within our organisation;

•                  any former external audit partner or external audit firm’s former employees who have participated on our audits are prohibited from becoming a Director or officer in a significant position within our organisation for at least five years, and after the five years can have no continuing financial relationship with the audit firm;

•                  members of the audit team and audit firm are prohibited from having a business relationship with us or any officer of Westpac unless the relationship is clearly insignificant to both parties;

•                  the external audit firm, its partners and its employees who are members of the audit team on our audit and their immediate family members are prohibited from having loans or guarantees with us or from having a direct or material indirect investment in our organisation;

•                  our officers are prohibited from receiving any remuneration from the external audit firm;

•                  the external audit firm is prohibited from having a financial interest in any entity with a controlling interest in us; and

•                  the audit team in any given year cannot include a person who had been an officer of our organisation during that year.

e)               Restrictions on non-audit services by the external auditor

To avoid possible independence or conflict issues, the external auditor is not permitted to carry out certain types of non-audit services for us, including:

•                  preparation of accounting records and financial statements;

•                  financial information systems design and implementation;

•                  appraisal or valuation services and other corporate finance activities;

•                  internal audit services;

•                  temporary or permanent staff assignments, or performing any decision-making or ongoing monitoring or management functions;

•                  broker or dealer, investment adviser or investment banking;

•                  legal, litigation or other expert services;

•                  actuarial services;

•                  recruitment services for managerial, executive or Director positions; and

•                  certain taxation services to individual employees involved in a financial reporting oversight role of the preparation of the financial statements.

For all other non-audit services, use of the external audit firm must be assessed in accordance with our pre-approval policy, which requires that all non-audit services be pre-approved by the Audit Committee, by delegated authority to a sub-committee consisting of one or more members where appropriate.

The breakdown of the aggregate fees billed by the external auditor in respect of each of the two most recent financial years for audit, audit-related, tax and other services is provided in Note 31 to the Financial Statements.

The SEC, through its Division of Enforcement, is currently conducting an investigation of certain Australian registrants and public accounting firms in relation to aspects of compliance with the SEC’s auditor independence requirements.  As a part of this investigation, we are furnishing information to the SEC regarding the services rendered by PwC, our external auditor since 1 October 2000, including information regarding services that the SEC staff may view as the secondment of PwC personnel to entities in the Westpac Group.  We are continuing to examine the matters covered by the SEC’s investigation.

We cannot predict the nature of any action the SEC might take as a result of the SEC’s ongoing investigation.  If the SEC determines that any of the other services provided by PwC to the Westpac Group did not comply with applicable rules, the SEC could impose or negotiate a range of possible sanctions, such as fines, the entry of cease-and-desist orders or injunctions, or a requirement to engage a different accounting firm to perform procedures and report on aspects of the relevant accounts or financial statements that may have been impacted by auditor independence concerns.  However, based on the information currently available, we consider that it is unlikely that the outcome of the SEC’s investigation will have a material adverse financial effect on our Group.

f)                 Attendance at the Annual General Meeting

Our external auditor attends the annual general meeting and is available to answer questions from shareholders on:

•                  the conduct of the audit;

•                  the preparation and content of the audit report;

•                  the accounting policies adopted by us in relation to the preparation of the financial statements; and

•                  the independence of the auditor in relation to the conduct of the audit.

ASXCGC’s Best Practice Recommendation 6.2

g)              Internal audit

Group Assurance includes an independent and objective internal audit review function charged with evaluating, testing and reporting on the adequacy and effectiveness of management’s control of operational risk.  Group Assurance has access to all entities in our Group and conducts audits and reviews following a risk-based planning approach.

The General Manager Group Assurance has a direct reporting line to the Chairman of the Audit Committee.  Group Assurance provides reports to both the Audit Committee and the Risk Management Committee.

Audit and review reports are discussed widely in the Group and significant issues are reviewed at the Audit Committee and the Risk Management Committee.

6.                    Controlling and managing risk

a)              Approach to risk management

We approach risk management by identifying, assessing and managing the risks that affect our business in accordance with a set of core risk management values.  This approach enables the risks to be balanced against appropriate rewards and reflects our vision and values, objectives and strategies, and procedures and training.

We distinguish four main types of risk:

•                  credit risk – the risk of financial loss from the failure of customers to fully honour the terms of their contract;

•                  market risk – the risk to earnings from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices;

•                  operational risk – the risk that arises from inadequate or failed internal processes, people and systems or from external events; and

•                  compliance risk – the risk of failing to comply with all applicable legal and regulatory requirements and industry codes of practice, and to meet our ethical standards.

In addition to and linked to these four main types of risk, we allocate resources to manage the following risks:

•                  equity risk – the potential for financial loss arising from movements in the value of our direct and indirect equity investments;

•                  insurance risk – the risk of not being able to meet insurance claims (related to insurance subsidiaries);

•                  interest rate risk – the risk associated with being forced to liquidate or unwind the balance sheet hedge portfolio;

•                  liquidity risk – the risk of failing to adequately fund cash demand in the short term;

•                  reputation risk – the risk of negative experiences and perceptions impacting our standing with stakeholders; and

•                  strategic risk – the risk associated with the vulnerability of a line of business to changes in the strategic environment.

As these risks are interlinked, we take an integrated approach to managing them.

We aspire to the advanced internal-ratings based approach for managing credit risk and advanced management approach for operational risk under Basel II.  We have a Basel II program in place and considerable work has been carried out during the year to develop the required capabilities to achieve accreditation for these approaches.  Our accreditation submission was lodged with APRA in September 2005.

ASXCGC’s Best Practice Recommendation 7.1, 7.3

b)              Risk management roles and responsibilities

The Board is responsible for reviewing and approving our risk management strategy, frameworks and key risk parameters, including determination of our appetite for risk.  Our risk management governance structure is set out in the table in this section.

Approval of our risk management framework and significant policies resides with the Board Risk Management Committee under powers delegated by the Board.  These frameworks and policies for managing risk are reviewed and discussed by the relevant Executive Risk Committee and submitted for discussion and approval to the Board Risk Management Committee.

Executive management is responsible for implementing the Board-approved risk management strategy and developing policies, controls, processes and procedures to identify and manage risks in all of our activities.

Our business model recognises that the responsibility for managing risks inherent in our business lies with the business units.  This responsibility includes developing business unit specific policies, controls, procedures and monitoring and reporting capability, and is aligned with the Group Risk frameworks approved by the Board Risk Management Committee and Group policies developed by the Group Risk function.

Our risk management governance structure:

Board	Considers and approves the risk-reward strategy of the Group

Board Committees	Risk Management Committee • Risk profile and risk management	Audit Committee • Integrity of financial statements and systems	Corporate Responsibility and Sustainability Committee • Social, environmental and ethical responsibility and reputation risk	Nominations Committee • Board skills, succession and governance	Remuneration Committee • Responsible reward practices in line with performance

Independent Internal Review	Group Assurance Adequacy and effectiveness of management controls for risk

Executive Risk Committees

Group Risk Reward Committee

•       Sets and leads the risk optimisation agenda for the Group

•       Recommends to the Board Risk Management Committee the appropriate risk-reward positioning and integrates decisions on overall capital levels and earnings profile

•       Initiates and oversees strategies of the Group’s risk-reward profile and boundaries for risk appetite and earnings volatility within parameters set by the Board

•       Oversees the risk governance framework, including the performance, role and membership of the executive risk committees

	Group Credit Risk Committee • Optimises credit risk-reward • Oversees portfolio performance • Determines limits and authority levels within Board-approved parameters	Group Market Risk Committee • Optimises market risk-reward for traded and non-traded market risk • Oversees portfolio performance • Determines limits within Board-approved parameters

Group Operational Risk and Compliance Committee

•       Optimises operational risk-reward and compliance

•       Oversees the governance of operational risk and compliance, including the framework and policies

•       Oversees the operational and reputation risk profile

Group Risk

•       Drives enterprise-wide risk management culture, frameworks and decisioning for maximum performance in line with risk appetite

•       Ensures risk management is a competitive advantage, delivers better solutions for customers, protects and grows earnings, and builds shareholder value

•       Forges a partnership with the business, which shares the vision and the responsibility for superior risk management

Business Units	• Manage risks inherent in the business including the development of business-specific policies, controls, procedures and reporting in respect of the risk classes

c)               CEO and CFO assurance

The Board receives regular reports about our financial condition and operational results and our controlled entities.  The CEO and the CFO annually provide formal statements to the Board that in all material respects:

•                  the financial records of the company for the financial year have been properly maintained in that they:

•                 correctly record and explain its transactions and financial position and performance;

•                 enable true and fair financial statements to be prepared and audited; and

•                 are retained for seven years after the transactions covered by the records are completed.

•                  the financial statements, and notes required by the accounting standards for the financial year comply with the accounting standards;

•                  the financial statements and notes for the financial year give a true and fair view of the company’s and consolidated entity’s financial position and of their performance;

•                  any other matters that are prescribed by the Corporations regulations as they relate to the financial statements and notes for the financial year are satisfied; and

•                  the risk management and internal compliance and control systems are sound, appropriate and operating efficiently and effectively.

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

A description of our approach to risk management is available in the corporate governance section at ‘www.westpac.com.au/investorcentre’.

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

The compliance framework utilises a range of mechanisms, including audit, file reviews, shadow shopping, customer surveys and operational risk assessments to measure the effectiveness of our compliance program.  There is also a Group compliance function, led by the Chief Compliance and Operational Risk Officer, which is responsible for ensuring that our compliance principles are consistently applied and providing an independent oversight of compliance.

The compliance framework is established and maintained by our Group Operational Risk and Compliance Committee and overseen by the Board Risk Management Committee, which receives regular reports from the Chief Compliance and Operational Risk Officer on the status of compliance across our Group.

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

Our compliance principles and practices are available in the corporate governance section at ‘www.westpac.com.au/investorcentre’.

7.                    Promoting ethical and responsible behaviour

a)              Our Principles for Doing Business and Code of Conduct

Our Principles for Doing Business apply without exception to all Directors, executives, management and employees and are aligned to our core values of teamwork, integrity and achievement.  Westpac’s Code of Conduct sets the foundation principles and operates under the following key principles:

•                  act with honesty and integrity;

•                  respect the law and act accordingly;

•                  respect confidentiality and not misuse information;

•                  value and maintain professionalism;

•                  avoid conflicts of interest; and

•                  strive to be a good corporate citizen and achieve community respect.

Our Principles for Doing Business and other responsibility policies and codes are available in the corporate governance section at ‘www.westpac.com.au/investorcentre’.

ASXCGC’s Best Practice Recommendation 3.1, 3.3, 10.1

b)              Code of ethics for senior finance officers

Due to the nature of their function within our organisation, the CEO and principal financial officers are subject to our Code of Accounting Practice and Financial Reporting.  This Code addresses the specific responsibilities that are borne by such officers in addition to their general responsibilities under our Code of Conduct.  Our Code of Accounting Practice and Financial Reporting is in accordance with the requirements of the US Sarbanes-Oxley Act.

The Code of Accounting Practice and Financial Reporting is available in the corporate governance section at ‘www.westpac.com.au/investorcentre’.

ASXCGC’s Best Practice Recommendation 3.1, 3.3

c)               Internal policies and procedures

Beyond Our Principles for Doing Business, we comply with a range of external industry codes, such as the Code of Banking Practice and the Electronic Funds Transfer Code of Conduct.

In addition, we have a number of key policies to manage our compliance and human resource requirements.  There are a range of guidelines, communications and training processes and tools to support these policies.  These tools include the Compliance Handbook ‘Doing the Right Thing’ (revised 2004) which forms part of the staff induction process and the on-line compliance test that staff undertake.  Individual business units also have systems and procedures in place to support group policies.

ASXCGC’s Best Practice Recommendation 3.1, 3.3

d)              Concern reporting and whistleblowing

Employees are actively encouraged to bring any problems to the attention of management, the human resources team (People and Performance) or the compliance team.  This includes activities or behaviour that may not be in accord with the Principles for Doing Business, the Code of Conduct, Code of Accounting Practice and Financial Reporting, Insider Trading Policy, other Westpac policies, or other regulatory requirements or laws.

We provide a range of mechanisms to raise issues, including:

•                  raising issues concerning fraud directly with our Financial Crimes Control team;

•                  making suggestions for more efficient processes via the on-line Ask Once program; and

•                  raising concerns about ‘people issues’ such as harassment or discrimination directly with People & Performance through P&P Connect.

Concerns about breaches of our regulatory obligations or internal policies or procedures can be raised anonymously with the Chief Compliance and Operational Risk Officer through our internet based whistleblowing reporting system, Concern Online, or by telephone through the Concern Hotline, which is a service provided by an external service provider.  We have a Whistleblower Protection Policy to protect individuals who make reports about suspected breaches of our policies through these channels.  The concern reporting system complies with the whistleblower provisions of all relevant legislative requirements and the Australian Standard AS 8004 (Whistleblower Protection Programs for Entities).

The concern reporting and whistleblower policy is available in the corporate governance section at ‘www.westpac.com.au/investorcentre’.

ASXCGC’s Best Practice Recommendation 3.1, 3.3, 10.1

e)               Insider trading policy and trading in our shares

Directors and employees are restricted under the law from dealing in certain financial products (company securities, including ours, and related derivatives or other financial products), if they are in possession of inside information.  Inside information is information that is not generally available and, if it were generally available, a reasonable person would expect it to have a material effect on the price or value of the financial product.

To ensure compliance with these legal requirements and to ensure high standards of conduct, we have an Insider Trading Policy applicable to all employees, and additional policies that restrict the periods in which Directors and “Prescribed Employees” can trade in our securities and derivatives.  Prescribed Employees are designated employees who, because of their seniority or the nature of their position, come into contact with key financial or strategic information about us all or most of the time.  A register of Prescribed Employees is maintained by the Compliance team and regularly updated and notified to the relevant staff.

The periods in which Directors and Prescribed Employees can trade (Trading Windows) commence two days after the release of our half yearly and yearly results.  The windows are normally 56 days in length.  However, the Chief Compliance Officer has the discretion to extend each window by up to 7 days if having a 56 day window would unreasonably restrict the exercise of employee scheme entitlements.  Directors and Prescribed Employees must also notify Compliance of their intention to trade during those periods.  Any trading remains subject to legal obligations to not trade while in the possession of price sensitive information.

Under the Conflicts of Interest Policy introduced during 2005 there are specific rules applying to employee personal investments that may give rise to a conflict of interest, including personal investments held prior to employment with us.  The policy prohibits investment by risk management employees in corporations about which they make credit decisions and employees who provide advisory services to corporations on behalf of us.

In addition, employees in Westpac Institutional Bank (including WIB New Zealand), and BT Financial Group are subject to comprehensive restrictions and procedures applicable to buying or selling other securities and financial products.  These include, though are not necessarily restricted to, seeking consent before dealing in Australian or New Zealand securities listed on the ASX and/or NZX, and a restriction on dealing in securities in which employees have close working relationships with specific companies.  In addition to these employees, the restrictions apply to their immediate family members and entities in which the employees and/or their spouse have a beneficial interest or control or investment influence.  Further, Westpac Institutional Bank employees are prohibited from personal account trading in securities issued by customers if they advise, originate, structure, trade, distribute, sell or research the securities.

Hastings Funds Management Limited is also subject to an Insider Trading Policy.  In addition to that policy, Hastings maintains a prescribed financial products list and employee trading is confined to securities that do not appear on the list except during a four week trading window following the announcement of half and full year results and the Annual General Meeting of the named company.

A copy of our insider trading policy is available in the corporate governance section at ‘www.westpac.com.au/investorcentre’.

ASXCGC’s Best Practice Recommendation 3.2 3.3

8.                    Remuneration framework

Details of our remuneration framework are included in Note 41 to the Financial Statements.

ASXCGC’s Best Practice Recommendation 8.1, 9.1, 9.3, 9.4, 9.5

9.                    Corporate responsibility and sustainability

a)              Approach to corporate responsibility and sustainability

We aim to produce positive outcomes for all stakeholders in managing our business and to maximise financial as well as social and environmental value from our activities.

In practice this means having a commitment to transparency, fair dealing, responsible treatment of employees and customers, and positive links into the community.  Our Principles for Doing Business set out the principles that govern out conduct and the behaviours that stakeholders can expect from us.

Sustainable and responsible business practices within our organisation are integrated into and viewed as an important long-term driver of capacity, performance and shareholder value.  Through such practices we seek to reduce operational and reputation risk, and enhance operational efficiency, while contributing to a more sustainable society.

We accept that the responsibilities on the Board and management, which flow from this approach, go beyond strict legal and financial obligations.  In particular, our Board seek to take a practical and broad view of directors’ fiduciary duties, in line with societal expectations.

Our corporate responsibility and sustainability approach goes beyond ASXCGC’s Best Practice Recommendations 3.1 and 10.1.

Our Social Charter is available in the corporate governance section at ‘www.westpac.com.au/investorcentre’.

ASXCGC’s Best Practice Recommendation 3.1, 3.3, 10.1

b)              Reporting on our corporate responsibility and sustainability performance

We have been reporting on our social, ethical and environmental performance through our annual Stakeholder Impact Report for over four years.  We also seek to ensure that transparent and comprehensive reporting on all dimensions of our performance is central to our approach to governance and responsibility management.

First and foremost the reports seek to address the issues that matter most to customers, employees, shareholders and the community.  Importantly, reporting frameworks adopted for the reports, such as the Global Reporting Initiative (GRI), are widely used and well established.

Specialist social and environmental auditors independently verify and assure the Stakeholder Impact Report against the AA1000 Assurance Standard.  This goes beyond testing the integrity of data, to examining the effectiveness of our underlying systems and processes more broadly, and the extent that corporate responsibility and sustainability policies and practices are embedded across the organisation.

Similarly, we actively participate in a number of independent external assessments by authoritative sustainability and governance ratings organisations.  These assessments play an important role in our sustainability program by allowing performance to be benchmarked against best practice.

Our Stakeholder Impact Report and performance in external sustainability assessments are available in the corporate responsibility section at ‘www.westpac.com.au/investorcentre’.

ASXCGC’s Best Practice Recommendation 3.1, 3.3

Highlights in 2005

Our recent external sustainability and governance ratings include:

•                  number one rating for banks globally in the Dow Jones Sustainability Index for 2005/2006 - for the fourth year running;

•                  number one in the 2004 Business in the Community Corporate Responsibility Index (CRI) in both Australia and the full UK index;

•                  one of only 32 companies and the only bank out of approx 3,200 companies assessed globally to be awarded the maximum score for corporate governance by Governance Metrics International in September 2005.  We have achieved the maximum score in four consecutive ratings during 2004-2005; and

•                  the number one company and only AAA rated organisation in the RepuTex Social Responsibility Ratings for 2004/2005, for the second year running.

10.             Market disclosure

We are committed to maintaining a level of disclosure that meets the highest standards and ensures that investors have equality of access to information.  In achieving these standards we maintain a Board-approved market disclosure policy, governing how we communicate with our shareholders and the investment community.

The policy is designed to ensure compliance with ASX continuous disclosure requirements and the requirements of other exchanges where our securities are listed.  The policy ensures that information a reasonable person would expect to have a material effect on the price of our securities, is immediately disclosed.

The Disclosure Committee is chaired by the CFO and involves the CEO, senior executives, Group Secretary & General Counsel and Group General Manager Stakeholder Communications.  The Disclosure Committee is responsible for making decisions on what should be disclosed publicly under the market disclosure policy, and for developing and maintaining relevant guidelines, including guidelines on information that may be price sensitive.  The Group Secretary & General Counsel has responsibility for ensuring compliance with the continuous disclosure requirements of the listing rules of the ASX, NZX, NYSE and other exchanges, relevant securities and corporations legislation, and overseeing and coordinating information disclosure to regulators, analysts, brokers, shareholders, the media and the public.

All market announcements are released to each stock exchange where we have ordinary shares or debt securities listed - ASX, NYSE, NZX, Tokyo Stock Exchange Inc., the London and Singapore Stock Exchanges.

We also publish on our website the Concise Annual and the Annual Financial Reports, profit announcements, CEO and executive briefings (including webcasts), the Stakeholder Impact Report, economic updates, notices of meetings, media releases and meeting transcripts.

Our market disclosure policy is available in the corporate governance section at ‘www.westpac.com.au/investorcentre’.

ASXCGC’s Best Practice Recommendation 5.1, 5.2, 6.1

11.             Shareholder communications and participation

We are committed to giving all shareholders comprehensive, timely and equal access to information about our activities so that they can make informed investment decisions.

A wide range of communication approaches are employed to facilitate access by all shareholders, regardless of the size of their holding or location.  These include direct communications with shareholders, publication of all relevant company information in the Investor Centre section of our website, and access to all market briefings and shareholder meetings via webcasting and teleconferencing facilities.  Shareholders are also given the option to receive company information in print or electronically.

A Shareholder Newsletter is also sent to all shareholders with the half and full year dividend notices, which provides information on our performance and developments plus details on where to access further information.  In addition, all shareholders are provided with contact numbers for both the Investor Relations Unit and the share registries, Link Market Services Limited, for the main registry in Australia and for the branch registry in New Zealand, should they require any information.

Full participation of shareholders at the annual general meeting (AGM) is encouraged to ensure a high level of involvement and to deepen understanding of our strategy and goals.  Proceedings of the AGM are also webcast live to maximise communication with shareholders.  The proceedings can also be viewed on demand at a later time from our website.

At the time of receipt of the Notice of Meeting, shareholders are invited to put forward issues that they would like addressed at the AGM.

All relevant shareholder information can be accessed at ‘www.westpac.com.au/investorcentre’.

ASXCGC’s Best Practice Recommendation 6.1

Highlights in 2005

•                  Electronic proxy voting will be introduced for the 2005 Annual General Meeting.

12.             Comparison of our corporate governance practices with NYSE listing rules

The NYSE recently enhanced the corporate governance requirements for NYSE-listed companies, including foreign private issuers such as us, that have American Depositary Shares (ADS) traded on the NYSE.  Foreign private issuers are permitted to follow home country practice in lieu of the NYSE listing rules, however from 31 July 2005 we are required to comply with and be in compliance with certain audit committee and additional notification requirements.

We are in compliance with the NYSE listing rules in all material respects.

Under the NYSE listing rules foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by domestic US companies.  We have compared our corporate governance practices to the corporate governance requirements of the NYSE listing rules and note the following potential significant difference:

•                  equity compensation

The NYSE listing rule requires shareholders be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions.

We comply with the equivalent domestic requirements in that we are not required under Australian law to provide shareholders with the opportunity to vote on new equity-compensation plans or material revisions to existing plans such as the 2002 equity-based reward plans.  However, these plans were extensively disclosed to shareholders in prior Corporate Governance Statements since 2002 and are this year set out in detail in Note 41 to the Financial Statements.

In the future, we will be seeking shareholder approval of the establishment of new equity compensation, or major changes to all equity-compensation plans.  It should be noted that the three agreements under which the CEO has received options and share rights have received shareholder approval.

13.             NZX corporate governance rules and principles

The NZX introduced a number of corporate governance amendments to the NZX listing rules in October 2003, with further amendments made in May 2004.

As an overseas listed issuer, we are deemed to satisfy and comply with the NZX listing rules, so long as we remain listed on the ASX.  The ASX, through ASXCGC Best Practice Recommendations, and the NZX have adopted a similar ‘comply or explain’ general approach to corporate governance, but each have some mandatory provisions.  The corporate governance rules and principles of each exchange are predominantly the same, but they do differ in some material respects.  These include:

•                  the Australian equivalent of a number of the NZX Corporate Governance rules are contained in the Corporations Act 2001 (Cth) rather than the ASX listing rules.

•                  ASXCGC recommends that a majority of all Directors be independent, and requires disclosure if they are not, whereas the NZX requires that one third of the Directors and at least two Directors be independent.  Both exchanges have similar definitions of independence, however there are differences, with the ASXCGC definition of independence being more exclusive in some respects and less so in others.  We have a majority of independent Directors, as set out in sections 3a) and 3e) of this Corporate Governance Statement.

•                  the Best Practice Recommendations require disclosure of Directors’ independence in the annual report only.  The NZX listing rules require the board to make determinations periodically as to the independence of Directors and to make appropriate market releases.

•                  the ASX listing rules do not necessarily require shareholder approval of major transactions to the extent required by the NZX listing rules.

•                  certain matters covered by the NZX listing rules are not addressed in the ASX listing rules, but are covered in the Australian Corporations Act, including restrictions on buybacks and financial assistance, and the rules governing auditors.

•                  the ASX related party transaction provisions require shareholder approval only for related party acquisitions or dispositions of assets exceeding 5% of shareholders’ equity.  Whereas the NZX related party transaction provisions require shareholder approval for related party acquisitions, dispositions and other transactions exceeding 5% of the issuer’s average market capitalisation, and for an additional category of service arrangements where the threshold is an annual gross cost of 0.5% of the issuer’s average market capitalisation.

•                  the ASX principles and rules specifically address additional corporate governance matters in relation to risk management, internal controls and stakeholder interests.  The NZX principles and rules do not specifically address these matters.

14.             ASX Corporate Governance Council Best Practice Recommendations

	ASXCGC’s Best Practice Recommendations	Reference(1)	Compliance

Principle 1:	Lay solid foundations for management and oversight

1.1	Formalise and disclose the functions reserved to the Board and those delegated to management.	3b)	Comply

Principle 2:	Structure the Board to add value

2.1	A majority of the Board should be independent directors.	3a), 3e)	Comply

2.2	The chairperson should be an independent director.	3d)	Comply

2.3	The roles of chairperson and chief executive officer should not be exercised by the same individual.	3d)	Comply

2.4	The Board should establish a nomination committee.	4f)	Comply

2.5	Provide the information indicated in Guide to reporting on Principle 2.	3a), 3e), 3j), 3n), 4f), Directors’ Report	Comply

Principle 3:	Promote ethical and responsible decision-making

3.1

Establish a code of conduct to guide the directors, the chief executive officer (or equivalent), the chief financial officer (or equivalent) and any other key executives as to:
the practices necessary to maintain confidence in the company’s integrity the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

		7a), 7b), 7c), 7d), 9a), 9b)	Comply

3.2	Disclose the policy concerning trading in company securities by directors, officers and employees.	7e)	Comply

3.3	Provide the information indicated in Guide to reporting on Principle 3.	7a), 7b), 7c), 7d), 7e), 9a), 9b)	Comply

Principle 4:	Safeguard integrity in financial reporting

4.1

Require the chief executive officer (or equivalent) and the chief financial officer (or equivalent) to state in writing to the Board that the company’s financial reports present a true and fair view, in all material respects, of the company’s financial condition and operational results and are in accordance with relevant accounting standards.

		6c)	Comply

4.2	The Board should establish an audit committee.	4d)	Comply

4.3	Structure the audit committee so that it consists of:	4d)	Comply

	only non-executive directors	4d)	Comply

	a majority of independent directors	4d)	Comply

	an independent chairperson, who is not chairperson of the Board	4d)	Comply

	at least three members.	4d)	Comply

4.4	The audit committee should have a formal charter.	4d)	Comply

4.5	Provide the information indicated in Guide to reporting on Principle 4.	4c), 4d), 5b) Directors’ Report	Comply

Principle 5:	Make timely and balanced disclosure

5.1	Establish written policies and procedures designed to ensure compliance with ASX Listing Rules disclosure requirements and to ensure accountability at a senior management level for that compliance.	10	Comply

5.2	Provide the information indicated in Guide to reporting on Principle 5.	10	Comply

Principle 6:	Respect the rights of shareholders

6.1	Design and disclose a communications strategy to promote effective communication with shareholders and encourage effective participation at general meetings.	10, 11	Comply

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

		6c)	Comply

	7.2.2 the company’s risk management and internal compliance and control system is operating efficiently and effectively in all material respects.	6c)	Comply

7.3	Provide the information indicated in Guide to reporting on Principle 7.	4c), 4e) 6a)	Comply

Principle 8:	Encourage enhanced performance

8.1	Disclose the process for performance evaluation of the Board, its committees and individual directors, and key executives.	3i), 4c) 4g) and Remuneration Report	Comply

Principle 9:	Remunerate fairly and responsibly

9.1

Provide disclosure in relation to the company’s remuneration policies to enable investors to understand (i) the costs and benefits of those policies and (ii) the link between remuneration paid to directors and key executives and corporate performance.

		Remuneration Report	Comply

9.2	The Board should establish a remuneration committee.	4g)	Comply

9.3	Clearly distinguish the structure of non-executive directors’ remuneration from that of executives.	Remuneration Report	Comply

9.4	Ensure that payment of equity-based executive remuneration is made in accordance with thresholds set in plans approved by shareholders:

	CEO Agreements	1b), Remuneration Report	Comply(2)

	2002 Equity-based plans	1b), Remuneration Report	Qualified compliance(2)

9.5	Provide the information indicated in Guide to reporting on Principle 9	4c), 4g), Remuneration Report, Directors’ Report	Comply

Principle 10:	Recognise the legitimate interests of stakeholders

10.1	Establish and disclose a code of conduct to guide compliance with legal and other obligations to legitimate stakeholders.	7a), 7d), 9a)	Comply

(1)       Reference refers to the relevant sections of this Corporate Governance Statement, the Remuneration Report or to the Directors’ Report.

(2)       Each of the Chief Executive Officer’s three separate agreements: the 1999 Chief Executive Share Option Agreement (as amended), the Chief Executive Share Option Agreement 2001 and the Chief Executive Securities Agreement 2003 have shareholder approval.  Our other current equity-based reward plans were introduced in 2002, prior to the release of the ASXCGC’s Best Practice Recommendations.  As the plans did not require shareholder approval under the Corporations Act and ASX Listing Rules, they were not put to shareholders for approval.  The 2002 equity-based reward plans were extensively disclosed to shareholders in the 2002, 2003 and 2004 Annual Reports and are set out in detail in Note 26 to the Financial Statements.

Ten year summary

(in $ millions unless otherwise indicated)	2005	2004	2003	2002	2001
Statement of financial performance - year ended 30 September(1)
Net interest income	5,245	4,755	4,326	4,205	4,051
Non-interest income	3,560	3,255	3,004	2,919	2,537
Net operating income	8,805	8,010	7,330	7,124	6,588
Operating expenses	(4,105)	(3,940)	(3,763)	(3,895)	(3,472)
Amortisation of goodwill	(168)	(164)	(163)	(100)	(98)
Bad and doubtful debts	(382)	(414)	(485)	(461)	(433)
Profit from ordinary activities before income tax expense and abnormal items	4,150	3,492	2,919	2,668	2,585
Income tax expense	(1,222)	(913)	(728)	(471)	(677)
Net profit attributable to outside equity interests	(110)	(40)	(8)	(5)	(5)
Net profit attributable to equity holders before abnormal items	2,818	2,539	2,183	2,192	1,903
Abnormal items (net of tax)(7)	—	—	—	—	—
Net profit attributable to equity holders	2,818	2,539	2,183	2,192	1,903
Statement of financial position at 30 September(1)
Total assets	259,753	245,079	221,339	191,037	189,845
Loans	195,589	182,471	160,473	135,870	122,250
Acceptances	4,864	5,534	3,788	4,788	15,700
Deposits and public borrowings(8)	149,454	146,533	129,071	110,763	96,157
Loan capital	4,214	4,431	4,544	4,512	4,838
Total equity	17,212	16,317	13,996	10,468	9,705
Total risk weighted assets	170,369	158,489	142,909	128,651	127,242
Share information
Earnings per share (cents):
Before abnormals	144.8	129.2	115.6	118.3	102.8
After abnormals	144.8	129.2	115.6	118.3	102.8
Dividends per ordinary share (cents)	100	86	78	70	62
Net tangible assets per ordinary share ($)(2)	6.21	5.47	4.97	4.56	4.28
Share price ($):
High	21.40	18.28	17.14	17.01	14.55
Low	17.52	15.00	12.83	13.11	11.87
Close	21.10	17.73	16.20	13.85	13.29
Ratios
Total equity to total assets (%)	6.6	6.7	6.3	5.5	5.1
Total equity to total average assets (%)	6.8	6.9	6.7	5.6	5.4
Total capital ratio (%)(3)	9.7	9.7	10.5	9.6	9.9
Dividend payout ratio (%)	69.0	66.6	67.5	59.2	60.3
Return on average ordinary equity before abnormals (%)	20.7	19.9	19.2	21.7	21.1
Productivity ratio(4)	4.13	4.03	3.99	3.90	3.60
Operating expenses to operating income ratio (%)	46.6	49.2	51.3	54.7	52.7
Net interest margin	2.50	2.53	2.62	2.81	3.11
Other information
Points of bank representation (number at financial year end)(5)	1,146	1,065	1,069	1,371	1,347
Core full-time equivalent staff (number at financial year end)(6)	25,583	25,683	25,013	23,637	27,088

For footnote explanations refer next page.

(in $ millions unless otherwise indicated)	2000	1999	1998	1997	1996
Statement of financial performance - year ended 30 September(1)
Net interest income	3,669	3,476	3,492	3,353	3,254
Non-interest income	2,414	2,155	2,003	1,739	1,472
Net operating income	6,083	5,631	5,495	5,092	4,726
Operating expenses	(3,405)	(3,334)	(3,286)	(3,166)	(3,015)
Amortisation of goodwill	(98)	(100)	(106)	(62)	(34)
Bad and doubtful debts	(202)	(171)	(168)	(78)	(121)
Profit from ordinary activities before income tax expense and abnormal items	2,378	2,026	1,935	1,786	1,556
Income tax expense	(660)	(567)	(589)	(493)	(421)
Net profit attributable to outside equity interests	(3)	(3)	(4)	(2)	(3)
Net profit attributable to equity holders before abnormal items	1,715	1,456	1,342	1,291	1,132
Abnormal items (net of tax)(7)	—	—	(70)	—	—
Net profit attributable to our equity holders	1,715	1,456	1,272	1,291	1,132
Statement of financial position at 30 September(1)
Total assets	167,618	140,220	137,319	118,963	121,513
Loans	107,533	97,716	91,738	77,874	81,201
Acceptances	15,665	10,249	10,325	11,242	11,197
Deposits and public borrowings(8)	89,994	85,546	83,164	72,636	74,886
Loan capital	4,892	2,692	2,523	1,895	2,199
Total equity	9,262	8,997	8,611	8,206	7,891
Total risk weighted assets	114,816	102,592	97,430	87,133	86,503
Share information
Earnings per share (cents):
Before abnormals	88.8	77.0	70.1	70.0	58.9
After abnormals	88.8	77.0	66.4	70.0	58.9
Dividends per ordinary share (cents)	54	47	43	39	33
Net tangible assets per ordinary share ($)(2)	3.96	3.71	3.59	3.69	3.39
Share price ($):
High	12.97	12.06	11.45	9.10	6.59
Low	9.16	8.36	7.10	6.43	5.20
Close	12.75	9.45	9.28	8.70	6.54
Ratios
Total equity to total assets (%)	5.5	6.4	6.3	6.9	6.5
Total equity to total average assets (%)	5.8	6.4	6.2	6.6	6.8
Total capital ratio (%)(3)	9.9	9.2	9.3	10.5	10.8
Dividend payout ratio (%)	60.8	61.0	61.3	55.7	56.0
Return on average ordinary equity before abnormals (%)	18.4	16.8	15.5	17.0	14.6
Productivity ratio(4)	3.35	3.30	3.22	2.90	2.63
Operating expenses to operating income ratio (%)	56.0	59.2	59.8	62.2	63.8
Net interest margin	3.10	3.25	3.44	3.59	3.72
Other information
Points of bank representation (number at financial year end)(5)	1,375	1,625	1,832	1,547	1,788
Core full-time equivalent staff (number at financial year end)(6)	29,510	31,731	33,222	31,608	33,832

(1)       The above statements of financial performance extracts for 2005, 2004 and 2003 and statements of financial position extract for 2005 and 2004 are derived from the consolidated Financial Statements included in this report, and for prior years are derived from financial statements previously published, each of which have been presented in accordance with Australian GAAP.

(2)       After deducting preference equity and goodwill.

(3)       For details on the calculation of this ratio refer to Note 42 to the Financial Statements.

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

Financial report

Annual financial report 2005

Financial statements

Statements of financial performance
Statements of financial position
Statements of changes in equity
Statements of cash flows

Notes to the financial statements

Note 1	Summary of significant accounting policies
Note 2	Revenue
Note 3	Interest
Note 4	Non-interest income
Note 5	Operating expenses
Note 6	Income tax
Note 7	Dividends and distributions paid
Note 8	Earnings per ordinary share
Note 9	Due from other financial institutions
Note 10	Trading securities
Note 11	Investment securities
Note 12	Loans
Note 13	Provisions for bad and doubtful debts
Note 14	Impaired assets
Note 15	Goodwill
Note 16	Fixed assets
Note 17	Deferred tax assets
Note 18	Other assets
Note 19	Due to other financial institutions
Note 20	Deposits
Note 21	Tax liabilities
Note 22	Provisions
Note 23	Other liabilities
Note 24	Debt issues and loan capital
Note 25	Equity
Note 26	Equity based remuneration
Note 27	Maturity analysis
Note 28	Average balances and related interest
Note 29	Group segment information
Note 30	Credit risk concentrations
Note 31	Auditors’ remuneration
Note 32	Expenditure commitments
Note 33	Superannuation commitments
Note 34	Contingent liabilities, contingent assets and commitments
Note 35	Derivative financial instruments
Note 36	Interest rate risk
Note 37	Fair value of financial instruments
Note 38	Group entities
Note 39	Other Group investments
Note 40	Related party disclosures
Note 41	Director and executive disclosures
Note 42	Capital adequacy
Note 43	Statements of cash flows
Note 44	Events occurring after reporting date
Note 45	Reconciliation with US Generally Accepted Accounting Principles (US GAAP)

Statutory statements

Directors’ declaration
Independent audit report to the members of Westpac Banking Corporation
Report of independent registered public accounting firm

Financial statements

Statements of financial performance for the years ended 30 September

Westpac Banking Corporation and its controlled entities

		Consolidated			Parent Entity
		2005	2004	2003	2005	2004
	Note	$m	$m	$m	$m	$m
Interest income	3	15,113	12,939	10,885	15,703	12,601
Interest expense	3	(9,868)	(8,184)	(6,559)	(11,070)	(8,339)
Net interest income		5,245	4,755	4,326	4,633	4,262
Non-interest income	4	3,560	3,255	3,004	2,546	2,568
Net operating income		8,805	8,010	7,330	7,179	6,830
Operating expenses	5	(4,105)	(3,940)	(3,763)	(3,846)	(3,577)
Amortisation of goodwill		(168)	(164)	(163)	(99)	(98)
Bad and doubtful debts	13	(382)	(414)	(485)	(431)	(410)
Profit from ordinary activities before income tax expense		4,150	3,492	2,919	2,803	2,745
Income tax expense	6	(1,222)	(913)	(728)	(650)	(646)
Net profit		2,928	2,579	2,191	2,153	2,099
Net profit attributable to outside equity interests:
Managed investment schemes		(90)	(30)	—	—	—
Other		(20)	(10)	(8)	—	—
Net profit attributable to equity holders of Westpac Banking Corporation		2,818	2,539	2,183	2,153	2,099
Foreign currency translation reserve adjustment		(98)	(11)	(156)	(145)	(26)
Total revenues, expenses and valuation adjustments attributable to equity holders of Westpac Banking Corporation recognised directly in equity		(98)	(11)	(156)	(145)	(26)
Total changes in equity other than those resulting from transactions with owners as owners		2,720	2,528	2,027	2,008	2,073

Earnings per ordinary share (cents) after deducting distributions on other equity instruments	1(h)vi, 8
Basic		144.8	129.2	115.6
Fully diluted		143.3	127.7	115.3

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

Statements of financial position as at 30 September

Westpac Banking Corporation and its controlled entities

		Consolidated		Parent Entity
		2005	2004	2005	2004
	Note	$m	$m	$m	$m
Assets
Cash and balances with central banks		1,844	1,800	1,630	1,599
Due from other financial institutions	9	10,896	9,538	9,046	7,967
Trading securities	10	9,399	9,698	9,696	9,325
Investment securities (Group market value $2,586m, 2004 $3,846m)	11	2,428	3,714	656	1,634
Loans	12	195,589	182,471	192,641	175,498
Acceptances of customers		4,864	5,534	5,143	5,786
Life insurance assets		13,740	12,957	—	—
Regulatory deposits with central banks overseas		347	523	325	504
Due from controlled entities		—	—	17,449	24,212
Investments in controlled entities	38	—	—	5,514	5,663
Goodwill	15	2,290	2,394	1,119	1,230
Fixed assets	16	839	1,445	712	660
Deferred tax assets	17	945	838	933	811
Intragroup tax related receivable		—	—	151	136
Other assets	18	16,572	14,167	14,979	12,834
Total assets		259,753	245,079	259,994	247,859
Liabilities
Due to other financial institutions	19	10,654	7,071	7,016	4,921
Deposits	20	149,454	146,533	149,052	146,151
Debt issues	24	41,771	36,188	22,559	23,138
Acceptances		4,864	5,534	5,143	5,786
Current tax liabilities	21	317	1	316	11
Deferred tax liabilities	21	267	110	273	113
Intragroup tax related payable		—	—	82	31
Life insurance policy liabilities		11,722	10,782	—	—
Due to controlled entities		—	—	38,543	31,651
Provisions	22	415	427	369	378
Other liabilities	23	18,863	17,685	17,245	16,792
Total liabilities excluding loan capital		238,327	224,331	240,598	228,972
Loan capital
Subordinated bonds, notes and debentures	24	3,702	3,885	3,702	3,885
Subordinated perpetual notes	24	512	546	512	546
Total loan capital		4,214	4,431	4,214	4,431
Total liabilities		242,541	228,762	244,812	233,403
Net assets		17,212	16,317	15,182	14,456
Equity
Parent entity interest:
Ordinary shares	25	5,296	4,234	5,296	4,234
Reserves		(181)	(83)	(222)	(73)
Retained profits		8,777	7,812	7,636	7,312
Convertible debentures	25	—	—	2,472	2,472
Perpetual capital notes	25	—	—	—	511
Total parent entity interest		13,892	11,963	15,182	14,456
Other equity interests:
New Zealand Class shares	25	—	453	—	—
Fixed Interest Resettable Trust Securities (FIRsTS)	25	655	655	—	—
Trust Preferred Securities (2003 TPS)	25	1,132	1,132	—	—
Trust Preferred Securities (2004 TPS)	25	685	685	—	—
Total other equity interests		2,472	2,925	—	—
Total equity attributable to equity holders of Westpac Banking Corporation		16,364	14,888	15,182	14,456
Outside equity interests in controlled entities:
Managed investment schemes		826	1,408	—	—
Other		22	21	—	—
Total equity		17,212	16,317	15,182	14,456
Contingent liabilities, contingent assets and commitments	34

The accompanying notes, numbered 1 to 44, form part of these financial statements for the purpose of Australian reporting requirements.

A summary of significant adjustments to net profit attributable to equity holders of Westpac Banking Corporation, total equity, total assets and total liabilities that would be required if US GAAP had been applied is disclosed in Note 45.

Statements of changes in equity for the years ended 30 September

Westpac Banking Corporation and its controlled entities

		Consolidated			Parent Entity
		2005	2004	2003	2005	2004
	Note	$m	$m	$m	$m	$m
Contributed equity
Ordinary shares	25
Balance at beginning of year		4,234	3,972	3,503	4,234	3,972
Shares issued:
Under the dividend reinvestment plan		420	309	382	420	309
Under employee share purchase and option schemes		191	110	87	191	110
In exchange for New Zealand Class shares		451	—	—	451	—
Shares bought back		—	(157)	—	—	(157)
Balance at year end		5,296	4,234	3,972	5,296	4,234
New Zealand Class shares	25
Balance at beginning of year		453	471	471	—	—
Shares bought back		(2)	(18)	—	—	—
Exchanged for ordinary shares		(451)	—	—	—	—
Balance at year end		—	453	471	—	—
Other equity instruments
Trust Originated Preferred Securities (TOPrSSM)	25
Balance at beginning of year		—	465	465	—	—
Redeemed during the year		—	(465)	—	—	—
Balance at year end		—	—	465	—	—
Fixed Interest Resettable Trust Securities (FIRsTS)	25
Balance at beginning of year		655	655	—	—	—
Securities issued during the year		—	—	667	—	—
Issue costs		—	—	(12)	—	—
Balance at year end		655	655	655	—	—
Trust Preferred Securities (2003 TPS)	25
Balance at beginning of year		1,132	1,132	—	—	—
Securities issued during the year		—	—	1,145	—	—
Issue costs		—	—	(13)	—	—
Balance at year end		1,132	1,132	1,132	—	—
Trust Preferred Securities (2004 TPS)	25
Balance at beginning of year		685	—	—	—	—
Securities issued during the year		—	693	—	—	—
Issue costs		—	(8)	—	—	—
Balance at year end		685	685	—	—	—
Convertible debentures	25
Balance at beginning of year		—	—	—	2,472	2,252
Debentures issued during the year		—	—	—	—	693
Issue costs		—	—	—	—	(8)
Redeemed during the year		—	—	—	—	(465)
Balance at year end		—	—	—	2,472	2,472
Perpetual capital notes
Balance at beginning of year		—	—	—	511	511
Redeemed during the year		—	—	—	(511)	—
Balance at year end		—	—	—	—	511
Reserves(1)
Premises revaluation reserve
Balance at beginning of year		—	—	—	8	10
Transfer to retained profits of realised revaluation gains on sale of premises		—	—	—	(4)	(2)
Balance at year end		—	—	—	4	8

(1)       A description of the nature and function of each reserve account is provided in Note 1(g)iv.

		Consolidated			Parent Entity
		2005	2004	2003	2005	2004
	Note	$m	$m	$m	$m	$m
Foreign currency translation reserve
Balance at beginning of year		(83)	(73)	82	(81)	(56)
Transfer to retained profits		—	1	1	—	1
Foreign currency translation reserve adjustment		(98)	(11)	(156)	(145)	(26)
Balance at year end		(181)	(83)	(73)	(226)	(81)
Total reserves		(181)	(83)	(73)	(222)	(73)
Retained profits
Reported balance at previous year end		7,812	7,343	5,930	7,312	7,271
Change in accounting policy for providing for dividends		—	—	651	—	—
Balance at beginning of year		7,812	7,343	6,581	7,312	7,271
Aggregate of amounts transferred to other reserves		—	(1)	(1)	4	1
Net profit attributable to equity holders of Westpac Banking Corporation		2,818	2,539	2,183	2,153	2,099
Ordinary dividends paid	7	(1,716)	(1,518)	(1,345)	(1,667)	(1,474)
Distributions on other equity instruments	7	(137)	(154)	(75)	(166)	(188)
Deemed dividend - shares bought back		—	(404)	—	—	(404)
Realised gain on redemption of TOPrS		—	7	—	—	7
Balance at year end		8,777	7,812	7,343	7,636	7,312
Total equity attributable to equity holders of Westpac Banking Corporation at year end		16,364	14,888	13,965	15,182	14,456

The accompanying Notes, numbered 1 to 44, form part of these financial statements for the purpose of Australian reporting requirements.

A summary of significant adjustments to net profit attributable to equity holders of Westpac Banking Corporation, total equity, total assets and total liabilities that would be required if US GAAP had been applied is disclosed in Note 45.

Statements of cash flows for the years ended 30 September

Westpac Banking Corporation and its controlled entities

		Consolidated			Parent Entity
		2005	2004	2003	2005	2004
	Note	$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received		15,050	12,835	10,809	15,605	12,497
Interest paid		(9,613)	(7,929)	(6,603)	(11,000)	(8,153)
Dividends received excluding life business		33	34	36	329	340
Other non-interest income received		3,322	4,648	4,169	1,526	3,864
Operating expenses paid		(3,982)	(3,593)	(3,318)	(3,844)	(3,274)
Net (increase)/decrease in trading securities		(334)	(135)	1,759	(1,001)	206
Income tax paid excluding life business		(751)	(1,106)	(1,131)	(452)	(957)
Life business:
Receipts from policyholders and customers		2,670	2,895	2,958	—	—
Interest and other items of similar nature		119	95	119	—	—
Dividends received		706	320	379	—	—
Payments to policyholders and suppliers		(2,563)	(2,390)	(3,025)	—	—
Income tax paid		(94)	(180)	(60)	—	—
Net cash provided by operating activities	43	4,563	5,494	6,092	1,163	4,523
Cash flows from investing activities
Proceeds from sale of investment securities		130	73	189	130	73
Proceeds from matured investment securities		1,564	639	1,260	1,201	379
Purchase of investment securities		(598)	(655)	(2,114)	(323)	(132)
Proceeds from securitised loans		2,209	241	247	2,209	241
Net (increase)/decrease in:
Due from other financial institutions		(1,151)	(3,486)	(698)	(878)	(3,425)
Loans		(14,492)	(24,505)	(25,942)	(18,625)	(22,848)
Life insurance assets		(37)	(61)	(186)	—	—
Regulatory deposits with central banks overseas		209	(74)	(58)	211	(70)
Due from controlled entities		—	—	—	9,227	(4,643)
Investments in controlled entities		—	—	—	600	(7)
Other assets		(655)	(1,994)	(1,497)	(31)	(976)
Purchase of fixed assets		(338)	(284)	(323)	(316)	(259)
Proceeds from disposal of fixed assets		25	90	85	16	36
Proceeds from disposal of other investments		41	22	8	40	22
Proceeds from repatriation of capital from controlled entities		—	—	—	—	36
Controlled entities acquired, net of cash acquired	43	—	(547)	(823)	—	—
Controlled entities and businesses disposed, net of cash disposed	43	545	165	360	—	118
Net cash used in investing activities		(12,548)	(30,376)	(29,492)	(6,539)	(31,455)
Cash flows from financing activities
Issue of loan capital		1,401	500	1,679	1,401	500
Redemption of loan capital		(1,396)	(485)	(978)	(1,396)	(485)
Proceeds from issue of ordinary shares		191	110	87	191	110
Proceeds from issue of FIRsTS (net of issue costs $12 million)		—	—	655	—	—
Proceeds from issue of 2003 TPS (net of issue costs $13 million)		—	—	1,132	—	—
Proceeds from issue of 2004 TPS (net of issue costs $8 million)		—	685	—	—	685
Redemption of perpetual capital notes		—	—	—	(511)	—
Buy-back of ordinary shares		—	(559)	—	—	(559)
Buy-back of NZ Class shares		(1)	(18)	—	—	—
Redemption of TOPrS		—	(446)	—	—	(446)
Net increase/(decrease) in:
Due to other financial institutions		3,293	3,182	(695)	1,948	1,692
Deposits		1,587	18,451	19,384	1,556	18,016
Debt issues		3,719	5,178	3,658	(1,979)	3,949
Due to controlled entities		—	—	—	4,428	4,822
Other liabilities		664	(330)	(368)	1,179	(38)
Payment of distributions and dividends		(1,433)	(1,362)	(1,038)	(1,413)	(1,352)
Payment of dividends to outside equity interests		(3)	(6)	(2)	—	—
Net cash provided by financing activities		8,022	24,900	23,514	5,404	26,894
Net increase/(decrease) in cash and cash equivalents		37	18	114	28	(38)
Effect of exchange rate changes on cash and cash equivalents		7	(4)	3	3	(6)
Cash and cash equivalents at beginning of year		1,800	1,786	1,669	1,599	1,643
Cash and cash equivalents at year end		1,844	1,800	1,786	1,630	1,599

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

a.               Bases of accounting

(i)            General

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

(ii)        Consolidation

The consolidated financial statements incorporate the assets and liabilities of all the entities controlled by the parent entity, Westpac Banking Corporation (Westpac), as at 30 September 2005 and the results of all controlled entities for the year then ended.  Westpac and its controlled entities are referred to collectively as the ‘Group’.  The effects of all transactions between entities in the Group are eliminated.  Control means the capacity of an entity to dominate decision making, directly or indirectly, in relation to the financial and operating policies of another entity so as to enable that entity to operate with it in pursuing the objectives of the controlling entity.

The Group’s life insurance statutory funds are structured such that they invest mainly in managed investment schemes operated by the Group.  Consequently in a number of cases, the Group’s statutory funds are the majority investors in these managed investment schemes and they are consolidated.

Where controlled entities have been acquired or sold during the year, their results have been included to the date of disposal or from the date of acquisition.  Controlled entities are listed in Note 38.

(iii)    Acquisition of assets

Assets acquired including property, plant and equipment and intangibles, other than goodwill (refer to Note 1(e)ix), are initially recorded at their cost of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

Provisions for employee termination benefits and restructuring costs are recognised, or part thereof, on the basis described in the accounting policy for employee entitlements (refer to Note 1(f)v) and restructuring (refer to Note 1(f)viii).

(iv)      Currency

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

b.               Revenue recognition

(i)            Interest income

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

(ii)        Dividends on redeemable preference share finance

Dividend income on redeemable preference share finance is included as part of interest income and is recorded in the statement of financial performance on an accruals basis.

(iii)    Leasing

Finance leases are accounted for under the finance method whereby income is taken to account progressively over the life of the lease in proportion to the outstanding investment balance.

(iv)      Fees and commissions received

Fee income is brought to account on an accruals basis.  Front end and establishment fees, if material, are segregated between cost recovery and risk margin, with the risk margin being taken to income over the period of the loan or other risk.  The balance of front end fees and establishment fees represent the recovery of costs and are taken to income when receivable.

(v)          Trading income

Gains and losses realised from the sale of trading securities and unrealised fair value adjustments are reflected in the statement of financial performance.  Both realised and unrealised gains and losses on trading derivative contracts are taken to the statement of financial performance.

(vi)      Other dividend income

Other dividend income is recorded as non-interest income when declared.

(vii)  Proceeds from the sale of fixed assets

Proceeds from the sale of fixed assets and the associated carrying value as at the date of sale are classified as non-interest income.

c.               Expense recognition

(i)            Interest expense

Interest expense, including premiums or discounts and associated issue expenses incurred on the issue of securities, is brought to account on a yield to maturity basis.

(ii)        Bad and doubtful debts

The annual charge for bad and doubtful debts against profit reflects the movement in the general provision after allowing for transfers to or from specific provisions, write-offs and recoveries of debts previously written-off.

(iii)    Leasing

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred.  Incentives received on entering into operating leases are recognised as liabilities and are charged to the statement of financial performance on a straight-line basis over the term of the lease.

(iv)      Fees and commissions paid

External commissions and other costs paid to acquire mortgage loans through brokers are capitalised.  These capitalised expenses are amortised over the average life of the loans to which they relate, which is approximately five years (2004 four years, 2003 four years).

(v)          Acquisition costs

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

d.               Income tax

During the year ended 30 September 2004, Westpac and its wholly owned Australian controlled entities entered into tax consolidation.

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

The future income tax benefits arising from tax losses have been recognised only where the realisation of such benefits in future years is considered virtually certain (refer to Note 17).

e.               Assets

(i)            Cash and balances with central banks

Cash and balances with central banks includes cash at branches.  They are brought to account at the face value or the gross value of the outstanding balance, where appropriate.

(ii)        Due from other financial institutions

Receivables from other financial institutions include loans, nostro balances, certificates of deposit and settlement account balances due from other financial institutions.  They are brought to account at the gross value of the outstanding balance.

(iii)    Trading and investment securities

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

Repurchase and reverse repurchase agreements: securities sold under agreements to repurchase (repurchase agreements) are retained within the trading or investment portfolio and the obligation to repurchase is included in the statement of financial position under ‘other liabilities’ as shown in Note 23; securities purchased under agreements to resell (reverse repurchase agreements) are included in the statement of financial position under ‘other assets’ as shown in Note 18.

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

(iv)      Loans, advances and other receivables

Loans, advances and other receivables include overdrafts, home loans, credit card and other personal lending, term loans, leasing, bill financing and redeemable preference share finance.  They are carried at their recoverable amount represented by the gross value of the outstanding balance adjusted for the provisions for bad and doubtful debts and unearned income.

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

(v)          Acceptances of customers

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

(vi)      Regulatory deposits

In several countries in which the Group operates, the law requires that regulatory deposits be lodged with the local central bank at a rate of interest generally below that prevailing in the market.  The amount of the deposit and the interest rate receivable are determined in accordance with the requirements of the local central bank.

(vii)  Investments in controlled entities and other investments

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

(viii)                      Life insurance assets

Assets held by the life insurance company, including investments in controlled entities, are initially recorded at cost and then adjusted to net market value at each balance date.  Net market value adjustments are included in the statement of financial performance.  Most assets are held in the life insurance statutory funds and can only be used within the restrictions imposed under the Life Insurance Act 1995.  The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund or as distributions when solvency and capital adequacy requirements are met.

(ix)     Goodwill

Goodwill is the excess of purchase consideration, including incidental expenses associated with the acquisition, over the fair value of the identifiable net assets acquired at the time of acquisition.  Goodwill is amortised on a straight-line basis over 20 years, which is consistent with the minimum period of expected benefits.  The carrying value of goodwill is reviewed every six months for impairment.  If the carrying value of goodwill exceeds the value of the expected future benefits, the difference is expensed in the statement of financial performance.

(x)         Fixed assets

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

f.                 Liabilities

(i)            Due to other financial institutions

Due to other financial institutions includes deposits, vostro balances and settlement account balances due to other financial institutions.  They are brought to account in the statement of financial position at the gross value of the outstanding balance.

(ii)        Deposits

Deposits include non-interest bearing deposits repayable at call, certificates of deposit, interest bearing deposits and debentures.  They are brought to account in the statement of financial position at the gross value of the outstanding balance.

(iii)    Debt issues and loan capital

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

(iv)      Life insurance policy liabilities and Margin on Services

Life insurance policy liabilities are calculated in accordance with the principles of Margin on Services (MOS) methodology as set out in Actuarial Standard 1.03 Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standards Board and in accordance with AASB 1038 Life Insurance Contracts.

(v)          Employee entitlements

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

Liabilities for termination benefits relating to an acquired entity or operation that arise as a consequence of acquisitions are recognised as at the date of acquisition if, at or before the acquisition date, the main features of the terminations were planned and a valid expectation had been raised in those employees affected that the termination would be carried out and this is supported by a detailed plan.  These liabilities are disclosed in aggregate with other restructuring costs as a consequence of the acquisition.

Liabilities for termination benefits expected to be settled within 12 months are measured at the amounts expected to be paid when they are settled.  Amounts expected to be settled more than 12 months from the reporting date are measured as the estimated cash outflows, discounted using market yields at the reporting date on Commonwealth Government securities with terms to maturity and currency that match, as closely as possible, the estimated future payments, where the effect of discounting is material.

(vi)      Provision for dividends

In order to comply with AASB 1044 Provisions, Contingent Liabilities and Contingent Assets, Westpac changed its accounting policy for providing for dividends with effect from 1 October 2002.  Provision for dividends are now only made for any dividends declared, determined or publicly recommended by the Directors on or before the end of the financial year but not distributed as at balance date.  Refer to Note 1(h)ix for details of the change in accounting policy.

(vii)  Provision for leasehold premises

The provision for leasehold premises covers net outgoings on certain unoccupied leased premises or sub-let premises where projected rental income falls short of rental expense.  The liability is determined on the basis of the present value of net future cash flows.

(viii)                      Provision for restructuring

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

g.              Equity

(i)            Ordinary shares

Ordinary shares are recognised at the amount paid up per ordinary share.

(ii)        New Zealand Class shares

New Zealand Class shares were recognised as the total of the first instalment received and the present value of the second instalment on issue date, net of issue costs.  A detailed description of New Zealand Class shares is provided in Note 25.

(iii)    Other equity instruments

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

(iv)      Reserves

Premises revaluation reserve: comprises unrealised revaluation increases and decreases for premises and sites.  Following the change in accounting policy for premises and sites in the year ended 2001, no further valuation adjustments will be taken to this reserve.  The balance of the reserve is being transferred to retained profits as premises and sites are disposed of and gains are realised.  The net unrealised gains reflected in this reserve would not normally be regarded as being available for payment of dividends until such gains are realised.

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

h.              Other accounting principles and policies

(i)            Superannuation costs

Contributions, as specified in the rules of the respective defined benefit and defined contribution schemes, are made as required by Westpac or the respective controlled entity.

Actuarially assessed surpluses in the Group’s principal defined benefit employee superannuation schemes are recognised in the statement of financial position, representing a prepayment of contributions to the scheme (refer to Note 18).  When the actuarial surplus in a principal employee superannuation scheme was initially recognised by the Group, it was recognised in the statement of financial performance.

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

(ii)        Employee option and share ownership schemes

Certain employees are eligible to participate in option and share ownership plans.  Details of the plans are described in Note 26.

Fair values have been ascribed to share options, performance options and performance share rights in accordance with AASB 1046A Directors and Executives Disclosures and are included in the amounts disclosed for remuneration of directors and executive officers in Note 41 where applicable.  The fair value of share options, performance options and performance share rights has been estimated at grant date using a Binomial/Monte Carlo simulation pricing model.  The fair value is apportioned over the period from grant date to vesting date in determining the amounts to be disclosed in remuneration.

No remuneration expense has been recognised in the statement of financial performance in respect of share options, performance options, performance share rights and the issue of new shares granted to employees.  An estimate of this expense calculated in accordance with the requirements of AASB 2 Share Based Payments, which is not yet applicable to the Group, is disclosed in Note 5.

The excess in Westpac’s share price over the exercise price of stock appreciation rights that have vested is recognised as a liability.  Any change in the liability is charged to the statement of financial performance.

(iii)    Derivative financial instruments

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

(iv)      Loan securitisation

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

(v)          Funds management and trust activities

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

The Group also manages life insurance statutory fund assets that are included in the consolidated financial statements, refer to Note 1(e)viii.

As at 30 September 2005, the total value of assets under discretionary management by the Group was approximately $39.0 billion
(2004 $37.6 billion).

(vi)      Earnings per share

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

(vii)  Changes in accounting policy – 2005

There are no changes in accounting policy in 2005.

(viii)                      Changes in accounting policy – 2004

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

Valuation of share options, performance options and performance share rights

The Group elected to adopt early the measurement rules of Australian Accounting Standard 1046A Amendments to Accounting Standard 1046 and accordingly, valuations of equity instruments have been prepared on the basis of this standard.

(ix)     Changes in accounting policy - 2003

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

(x)         Recent accounting developments

The application of revised Australian accounting standard AASB 1020 Income Taxes, has been deferred in line with the announcement by the Financial Reporting Council of Australia (FRC) to adopt International Financial Reporting Standards (IFRS) in 2005.  The principles of the revised standard will now apply to the Group from 1 October 2005.  The Group is not electing to adopt this standard early.  Its application is not expected to significantly affect the Group’s deferred tax balances or income tax expense when adopted.

(xi)     Rounding of amounts

In accordance with ASIC Class Order 98/0100, all amounts have been rounded to the nearest million dollars unless otherwise stated.

The impacts of adopting Australian equivalents to International Financial Reporting Standards (A-IFRS)

In July 2002, the Financial Reporting Council announced its formal support for Australia to adopt standards based on International Financial Reporting Standards (IFRS) for financial years beginning on or after 1 January 2005.  As a result the accounting standards that apply to Australian reporting companies under the Corporations Act 2001 will be based on IFRS issued by the International Accounting Standards Board for accounting periods beginning on or after 1 January 2005.  The Group will adopt A-IFRS from 1 October 2005 and certain comparatives will be required to be restated on initial adoption.

The Board established a formal project, monitored by a steering committee to achieve transition to A-IFRS reporting.  The implementation project consisted of three phases.

1.  Assessment and planning

In the assessment and planning phase a high level overview of the impacts of conversion to A-IFRS reporting on existing accounting and reporting policies, procedures, systems and processes, business structures and staff was developed.

This phase included:

•                  high level identification of the key differences in accounting policies and disclosures expected to arise from adopting A-IFRS;

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

The assessment and planning phase is considered to be complete except for dealing with individual issues, which arise where interpretation of the new A-IFRS standards is still unclear.

2.  Design phase

In the design phase the changes required to existing accounting policies, procedures, systems and processes in order to transition to A-IFRS were formulated.  The design phase incorporated:

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

•                  identifying and planning required changes to financial reporting and business source systems; and

•                  developing training programmes for staff.

The design phase is substantially complete.

3.  Implementation phase

The implementation phase included implementation of identified changes to accounting and business procedures, processes and systems and operational training for staff.  It enabled Westpac to generate the disclosures required as part of the transition to A-IFRS.  The implementation phase is largely complete.

The following changes are expected to have the most significant impact on the Group:

Application of A-IFRS

For the purpose of producing comparative figures the Group’s transition date is 1 October 2004.  However, the Group’s opening balance sheet and the comparative figures for the year ended 30 September 2005 will exclude the impact of certain standards, which the Group has elected to apply prospectively from 1 October 2005.  The standards that will impact the Group’s results only after 30 September 2005 are: AASB 132: Financial Instruments: Presentation and Disclosure, AASB 139: Financial Instruments: Recognition and Measurement, AASB 4: Insurance Contracts, AASB 1023: General Insurance Contracts issued July 2004 and AASB 1038: Life Insurance Contracts issued July 2004.

Additionally, on transition the Group has made the following policy elections:

•                  not to restate any past business combinations (business combinations that occurred before 1 October 2004);

•                  to restate previously revalued premises and sites to the lower of historic cost and recoverable amount;

•                  to deem the cumulative translation differences for all foreign operations to be zero at the transition date;

•                  to use the corridor approach for recognition of superannuation costs in future periods; and

•                  to apply the new share-based payment rules retrospectively for expensing all options and performance share rights not vested as at
1 October 2004.

All the financial information in these financial statements has been prepared in accordance with current Australian GAAP.  The differences between current Australian GAAP and A-IFRS, identified below, will potentially have a significant effect on the Group’s financial position and performance.  The differences identified below should not be taken as an exhaustive list of all the differences between current Australian GAAP and A-IFRS.

Not all of the potential impacts on the Group’s financial performance and financial position of the adoption of A-IFRS, including systems upgrades and other implementation costs, which may be incurred, have been quantified where they are not material or the impact is not yet known.

The impacts described below are based on current interpretations of A-IFRS standards.  The interpretation of some standards is still uncertain and impacts may change, or additional impacts may be identified, prior to the completion of the Group’s first A-IFRS based financial statements.

Capital measurement

Impact on capital adequacy measurement.

Many of the changes described below will impact on the Group’s assets and equity.  Asset and equity measurements are currently central to the capital adequacy requirements set by prudential regulators.  APRA has released proposed capital measurement rules in response to some of these changes.  However, it is currently unclear exactly how capital measurement will be impacted.

Estimated impacts of changes applicable in the comparative period (year ended 30 September 2005)

Fee revenue

Initial impact on retained profits.

Increased deferral of fee income.

On initial adoption of A-IFRS certain fees that were previously recognised immediately in the statement of financial performance will be deferred on the statement of financial position to be recognised in the statement of financial performance over the period of service or at the conclusion of the arrangement.  The annual impact on net profit from this change is not expected to be material.  However, on transition the impact on the statement of financial position is expected to be an increase in liabilities and a reduction in net assets.

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
Increase in non-interest income	5	n/a	21	n/a
(Increase) in liabilities at 30 September 2005/1 October 2004	(85)	(86)	(59)	(57)
(Decrease) in equity at 30 September 2005/1 October 2004	(76)	(79)	(34)	(41)

Goodwill

Initial impact on retained profits.

Lower expenses.

Volatility in results in the event of impairment.

From initial adoption goodwill acquired in business combinations will no longer require amortisation, but will be subject to impairment testing at least annually.  If any impairments occur, they will be recognised immediately in the statement of financial performance.  The goodwill amortised in the year ended 30 September 2005 will be reversed against opening retained profits on transition to A-IFRS and in accordance with AASB 1, the balance of goodwill at transition date will be reset applying A-IFRS recognition criteria.  The Group’s current level of goodwill amortisation per year is $168 million.

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
Decrease in non-interest expense	168	n/a	98	n/a
Increase/(decrease) in goodwill assets at 30 September 2005/1 October 2004	146	(21)	98	—
Increase/(decrease) in equity at 30 September 2005/1 October 2004	146	(3)	98	—

Post employment benefits

Initial impact on retained profits.

Since 1 October 2001 the Group has applied the principles of IAS 19: Employee Benefits in accounting for its principal defined benefit employee superannuation schemes.  On initial application of the principles of IAS 19 the Group recognised the full actuarial surpluses in the schemes.  Subsequent actuarial gains or losses which resulted from annual actuarial valuations, which exceed 10% of the greater of the present value of the defined benefit plan’s obligations or the market value of the defined benefit plan assets, have been spread on a straight line basis over the expected remaining working lives of members of the schemes (the corridor approach).  On initial adoption of AASB 119: Employee Benefits, the Group expects to make an adjustment of $271 million to retained profits to recognise the impact of AASB 119 on measurement requirements and previously unrecognised actuarial losses.  The Group expects that subsequent actuarial gains or losses will be recognised in accordance with the corridor approach.

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
Decrease in pension expense	10	n/a	10	n/a
Decrease in liabilities at 30 September 2005/1 October 2004	26	11	26	11
(Decrease) in assets at 30 September 2005/1 October 2004	(271)	(267)	(271)	(267)
(Decrease) in equity at 30 September 2005/1 October 2004	(245)	(256)	(245)	(256)

Consolidation of Special Purpose Vehicles

New assets/liabilities recognised.

A difference in the interpretation of the consolidation rules under A-IFRS and existing accounting standards will result in the Group consolidating a number of special purpose vehicles used for the securitisation of the Group’s own and customer’s assets.  At transition date the consolidation of these vehicles will result in an increase in both assets and liabilities with no impact on net assets.  There is not expected to be any material impact on net profit as a result of this change.

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
Increase in net interest income	26	n/a	—	n/a
(Decrease) in non-interest income	(57)	n/a	—	n/a
(Increase) in liabilities at 30 September 2005/1 October 2004	(6,877)	(5,862)	—	—
Increase in assets at 30 September 2005/1 October 2004	6,877	5,862	—	—
Increase/(decrease) in equity at 30 September 2005/1 October 2004	—	—	—	—

Share-based payments

Initial impact on retained profits.

Higher expenses.

No impact on total equity.

The Group does not currently recognise an expense for performance options and performance share rights issued to staff or for new shares issued under the employee share plan.  On the adoption of A-IFRS the Group will recognise an expense for all share-based remuneration.  The expense for performance options and performance share rights will be the fair value of the instruments at grant date recognised over the relevant vesting period.  The expense for new shares issued under the employee share plan will be the market value of the shares at date of issue.  There will be no impact on total equity where shares are issued to satisfy awards, as the expense will be matched by an offsetting increase in equity.

The Group has elected to include all unvested instruments held by employees in its calculation of expense for share based payments.

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
(Increase) in staff expenses	(63)	n/a	(63)	n/a
(Increase) in liabilities at 30 September 2005/1 October 2004	(19)	(19)	(19)	(19)
Increase in assets at 30 September 2005/1 October 2004	6	6	6	6
(Decrease) in total equity at 30 September 2005/1 October 2004	(13)	(13)	(13)	(13)

Taxation

Initial impact on retained profits.

New assets/liabilities recognised.

Under A-IFRS a balance sheet approach will be adopted, replacing the statement of financial performance approach currently used by Australian companies.  This method recognises deferred tax balances when there is a difference between the carrying value of an asset or liability, and its tax base.  It is expected that the approach will result in the Group recognising new deferred tax assets and liabilities.

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
(Increase) in tax expense	(3)	n/a	—	n/a
(Increase) in liabilities at 30 September 2005/1 October 2004	(23)	(33)	—	(9)
Increase in assets at 30 September 2005/1 October 2004	12	11	9	9
Increase/(decrease) in equity at 30 September 2005/1 October 2004	(11)	(22)	9	—

Hybrid capital instruments

Re-classification within equity to minority interests.

Lower profit attributable to equity holders of Westpac Banking Corporation.

The Group has issued a number of hybrid tier one instruments, which are currently classified as equity attributable to equity holders of Westpac Banking Corporation.  On adoption of A-IFRS these instruments, with a carrying value of $2,925 million, will be presented in comparatives as outside equity interests.  Consistent with the change in presentation, the distributions on these instruments will be reclassified out of profit attributable to equity holders of Westpac Banking Corporation and into net profit attributable to outside equity interests.

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
(Decrease) in net profit attributable to equityholders of Westpac Banking Corporation	(186)	n/a	—	n/a
(Decrease) in other equity interest at 30 September 2005/1 October 2004	(2,473)	(2,925)	—	—
Increase in outside equity interests at 30 September 2005/1 October 2004	2,473	2,925	—	—

Investment in subsidiaries

Initial impact on retained profits of parent.

Investments in subsidiaries, which are currently carried at deemed cost less impairment provisions will be restated to historic cost less any impairment provisions.  As investments in subsidiaries are eliminated on consolidation, this change has no impact on the consolidated Group.

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
(Decrease) in assets at 30 September 2005/1 October 2004	n/a	n/a	(986)	(1,009)
(Decrease) in equity at 30 September 2005/1 October 2004	n/a	n/a	(986)	(1,009)

Treasury shares

Reduction in share capital.

Reduction in non interest income.

Under A-IFRS shares in Westpac Banking Corporation held by statutory life funds or managed investment vehicles consolidated by the Group, which are currently carried at market value, will be reclassified as treasury shares and accounted for as a deduction from equity.  Any changes in the value of treasury shares held will be recognised in equity at the time of disposal and dividends will not be recognised as income or distributions.  However, policy liabilities backed by these instruments will continue to change by an amount equivalent to the treasury share adjustment.  Recognition of income related to treasury shares is prohibited under A-IFRS.

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
(Decrease) in net profit attributable to equityholders of Westpac Banking Corporation	(32)	n/a	—	n/a
(Decrease) in assets at 30 September 2005/1 October 2004	(97)	(60)	(5)	(11)
Increase/(decrease) in retained profits at 30 September 2005/1 October 2004	(36)	(10)	2	—
(Decrease) in equity – ordinary shares at 30 September 2005/1 October 2004	(61)	(50)	(5)	(11)

Estimated impacts of changes applicable from 1 October 2005

Debt v equity classification

New liabilities recognised.

Higher interest expense.

The FIRsTS and 2004 TPS hybrid tier one instruments, with a combined carrying value of $1,340 million, are expected to be reclassified as debt.  Accordingly, distributions on the FIRsTS and 2004 TPS hybrids will be treated as interest expense.

	Consolidated	Parent Entity
	$m	$m
Expected (increase) in interest expense for 2006	(84)	(113)
(Increase) in liabilities at 1 October 2005	(1,344)	(1,344)
(Decrease) in outside equity interests at 1 October 2005	(1,340)	—

Fee revenue

Initial impact on retained profits.

Increased deferral of fee income.

Certain lending and wealth management related fees received and expenses incurred will be required to be deferred on the statement of financial position and be subsequently recognised as a yield adjustment to interest income or interest expense (lending fees) or wealth management fees and expenses.  Although there should be no impact on net profit over time, the classification of some income and expense items will change.

	Consolidated	Parent Entity
	$m	$m
(Decrease) in assets at 1 October 2005	(228)	(272)
(Increase)/decrease in liabilities at 1 October 2005	(59)	114
(Decrease) in equity at 1 October 2005	(287)	(158)

Derivatives and hedging

Initial impact on retained profits.

Volatility in future earnings.

New assets/liabilities recognised.

All derivative contracts, whether used as hedging instruments or otherwise, will be carried at fair value on the statement of financial position.  A-IFRS allows fair value hedge accounting, cash flow hedge accounting and accounting for hedges of net investments in foreign operations.  Hedge accounting can only be applied when documentation requirements and effectiveness tests are met.

Ineffectiveness could prevent the use of hedge accounting and/or result in significant volatility in the statement of financial performance.

The hedging rules will impact the way the Group accounts for derivatives and other transactions entered into as hedges of its net interest margin, assets and liabilities.  Trading activities, where all derivatives are currently carried at fair value, will not be significantly impacted.

	Consolidated	Parent Entity
	$m	$m
(Decrease) in assets at 1 October 2005	(425)	(187)
Decrease in liabilities at 1 October 2005	400	161
(Decrease) in retained profits at 1 October 2005	(89)	(89)
Increase in equity reserves at 1 October 2005	64	63

Classification of financial instruments

Increase in the value of financial instruments held at fair value.

Increased use of equity reserves.

Under A-IFRS all financial assets are required to be classified as held at fair value through the profit and loss, held to maturity investments, loans and receivables or available for sale and financial liabilities are required to be classified as liabilities at amortised cost or liabilities at fair value.  From transition on 1 October 2005, certain assets and liabilities currently held at cost or amortised cost will be held at fair value with changes in fair values recognised either in the statement of financial performance or initially in an equity reserve with later recognition in the statement of financial performance following either an impairment write down or realisation.  Accordingly, on transition the carrying value of certain assets and liabilities has been adjusted impacting assets, liabilities and equity.

	Consolidated	Parent Entity
	$m	$m
Increase/(decrease) in assets at 1 October 2005	152	(150)
(Increase)/decrease in liabilities at 1 October 2005	(168)	132
(Decrease) in equity reserves at 1 October 2005	(4)	(6)
(Decrease) in retained profits at 1 October 2005	(12)	(12)

Loan provisioning

Initial impact on retained profits.

Possible volatility in future earnings.

Lower credit loss provisions.

Under A-IFRS the Group will be required to apply an incurred loss approach for loan provisioning and follow specific rules on the measurement of incurred losses.  Specific provisions will be raised for losses that have already been incurred on loans that are known to be impaired.  However, the estimated losses on these impaired loans will be based on expected future cash flows discounted to their present value and as this discount unwinds, interest will be recognised in the statement of financial performance.  Loans not found to be individually impaired will be collectively assessed for impairment in pools of similar assets with similar risk characteristics.  The size of the provision will be estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool.  The historical loss experience will be adjusted based on current observable data.

Additionally, some credit related provisions will be recognised as other provisions rather than as provisions for bad and doubtful debts which are deducted from loan balances.

The impacts of changes related to loan provisioning have not been provided as, due to unsettled interpretation issues, they are not reliably estimable.

Note 2.  Revenue

	Consolidated			Parent Entity
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Revenue from operating activities
Interest income	15,113	12,939	10,885	15,703	12,601
Fees and commissions received(1)	1,887	1,742	1,697	1,971	1,756
Proceeds from sale of investment securities	130	73	189	130	73
Wealth management revenue	2,941	1,823	1,308	—	—
Other income	514	610	529	515	789
Total revenue from operating activities	20,585	17,187	14,608	18,319	15,219
Revenue from outside operating activities
Proceeds from sale of fixed assets	25	90	85	16	36
Proceeds from sale of controlled entities and businesses	609	165	360	—	118
Proceeds from sale of other investments	41	22	8	40	22
Total revenue from outside operating activities	675	277	453	56	176
Total revenue	21,260	17,464	15,061	18,375	15,395

(1)       In previous years, fees and commissions received were stated gross of related fees and commissions paid under agency arrangements.  During the year ended 30 September 2005, these items have been presented to disclose only revenue received on the Group’s own account.  Comparatives have been reclassified to reflect this change.  The impact has been a decrease to revenue (Group 2004 $662 million, Westpac 2004 $657 million and Group 2003 $679 million).  There is no net impact on total non-interest income.

Note 3.  Interest

	Consolidated			Parent Entity
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Interest income
Loans	13,531	11,507	9,626	13,354	11,352
Deposits with other financial institutions	473	402	267	353	293
Trading securities(1)	520	397	418	525	397
Investment securities	181	203	214	84	83
Regulatory deposits with central banks overseas	12	6	6	12	6
Dividends on redeemable preference share finance	173	275	295	—	—
Controlled entities	—	—	—	1,152	320
Other(1)	223	149	59	223	150
Total interest income	15,113	12,939	10,885	15,703	12,601
Interest expense
Current and term deposits	(6,580)	(5,469)	(4,544)	(6,551)	(5,440)
Deposits from other financial institutions	(365)	(120)	(121)	(224)	(75)
Debt issues	(1,353)	(931)	(829)	(802)	(706)
Loan capital	(214)	(177)	(157)	(214)	(173)
Controlled entities	—	—	—	(1,971)	(1,157)
Other	(1,356)	(1,487)	(908)	(1,308)	(788)
Total interest expense	(9,868)	(8,184)	(6,559)	(11,070)	(8,339)

Net interest income	5,245	4,755	4,326	4,633	4,262
Bad and doubtful debts	(382)	(414)	(485)	(431)	(410)
Net interest income after bad and doubtful debts	4,863	4,341	3,841	4,202	3,852

(1)                    During the year improvements were made to the way interest earned on repurchase agreements is recognised and comparatives have been restated to provide consistent presentation.  As a result, $79 million presented as interest from Trading securities in 2004 has been moved to interest from Other (2003, nil).  There has been no impact on reported net interest income.

Note 4.  Non-interest income

	Consolidated			Parent Entity
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Fees and commissions received
Lending fees (loan and risk)	754	731	640	749	727
Transaction fees and commissions received	960	879	894	949	867
Service and management fees	46	41	16	15	19
Other non-risk fee income(1)	127	91	147	258	143
Fees and commissions received(2)	1,887	1,742	1,697	1,971	1,756
Proceeds from sale of assets
Fixed assets	25	90	85	16	36
Investment securities	130	73	189	130	73
Controlled entities and businesses	609	165	360	—	118
Other investments	41	22	8	40	22
Total proceeds from sale of assets	805	350	642	186	249
Carrying value of assets sold
Fixed assets	(20)	(62)	(76)	(14)	(19)
Investment securities	(86)	(73)	(189)	(86)	(73)
Controlled entities and businesses	(599)	(159)	(358)	—	(112)
Other investments	(27)	(22)	(2)	(26)	(22)
Total carrying value of assets sold	(732)	(316)	(625)	(126)	(226)
Wealth management operating income
Wealth management revenue	2,941	1,823	1,308	—	—
Life insurance claims and change in policy liabilities	(1,855)	(954)	(547)	—	—
Total wealth management operating income	1,086	869	761	—	—
Other income
Trading income:
Foreign exchange income	254	183	261	219	155
Trading securities	19	(18)	(11)	19	(18)
Other financial instruments	59	234	159	(65)	177
Rental income	6	3	10	4	1
General insurance commissions and premiums earned (net of claims)	97	92	85	21	19
Dividends received from controlled entities	—	—	—	297	241
Dividends received from other entities	33	34	36	32	34
Benefit/(cost) of hedging overseas operations	(66)	7	(52)	(51)	3
Other	112	75	41	39	177
Total other income	514	610	529	515	789
Total non-interest income	3,560	3,255	3,004	2,546	2,568
Wealth management operating income comprised
Premium income and management fees(3)	673	476	433	—	—
Funds management income	405	376	369	—	—
Claims expenses (net of recoveries)	(110)	(97)	(131)	—	—
Investment revenue	1,863	971	506	—	—
Life insurance policy liabilities expense	(1,740)	(852)	(411)	—	—
Amortisation of business in force	(5)	(5)	(5)	—	—
Total wealth management operating income	1,086	869	761	—	—

(1)	This included $11 million received as residual income and classified as profit on sale of housing loans pursuant to the securitisation program (2004 $15 million, 2003 $25 million).
(2)

In previous years, fees and commissions received were stated gross of related fees and commissions paid under agency arrangements. During the year ended 30 September 2005, these items have been presented to disclose only revenue received on the Group’s own account. Comparatives have been reclassified to reflect this change. The impact has been a decrease to revenue (Group 2004 $662 million, Westpac 2004 $657 million and Group 2003 $679 million). There is no net impact on total non-interest income.

(3)	This included a recovery of $88 million (2004 $33 million, 2003 $7 million) in respect of income tax on policyholders’ earnings.

Note 5.  Operating expenses

	Consolidated			Parent Entity
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Salaries and other staff expenses
Salaries and wages	1,577	1,465	1,345	1,339	1,232
Employee entitlements	150	116	118	128	99
Superannuation expense	115	126	108	107	115
Payroll tax	94	97	83	79	82
Fringe benefits tax	27	23	27	26	22
Restructuring costs	8	23	39	10	28
Other	160	138	116	188	166
Total salaries and other staff expenses	2,131	1,988	1,836	1,877	1,744
Equipment and occupancy expenses
Operating lease rentals	240	242	239	257	246
Depreciation and amortisation:
Premises and sites	2	3	3	—	1
Leasehold improvements	32	34	32	21	23
Furniture and equipment	47	52	53	38	42
Computer software and technology	198	169	162	191	161
Infrastructure assets held for resale	3	5	—	—	—
Equipment repairs and maintenance	44	49	55	38	44
Electricity, water and rates	6	7	8	3	4
Land tax	2	—	8	2	—
Other	22	46	36	16	40
Total equipment and occupancy expenses	596	607	596	566	561
Other expenses
Amortisation of deferred expenditure (refer note 18)	4	10	14	2	7
Non-lending losses	69	69	63	51	59
Consultancy fees, computer software maintenance and other professional services	441	361	338	378	287
Stationery	66	72	78	54	60
Postage and freight	98	109	102	88	97
Telecommunication costs	18	22	19	14	17
Insurance	12	17	17	11	16
Advertising	69	68	88	56	59
Transaction taxes	5	5	4	3	3
Training	21	23	21	18	20
Travel	52	55	53	46	49
Outsourcing costs including start-up costs	484	503	499	471	488
Restructuring costs	9	—	1	10	—
Other	30	31	34	201	110
Total other expenses	1,378	1,345	1,331	1,403	1,272
Operating expenses	4,105	3,940	3,763	3,846	3,577

Fair value of share options, performance options, performance share rights and shares granted or issued not recognised as an expense:

	Consolidated			Parent Entity
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Share options, performance options and performance share rights	44	41	33	44	41
Employee Share Plan - shares issued	19	18	—	19	18
Total	63	59	33	63	59

The amounts in the table represent the fair value of the equity instruments shown using their estimated fair value at grant date recognised over their normal vesting period (or date of exercise if earlier).  The value incorporates a discount for estimated lapsing, which, except for discounts related to market based performance hurdles, is subsequently amended for actual lapse experience.  The fair value of the equity instruments has been estimated at grant date using a pricing model applying Binomial/Monte Carlo simulation methodology incorporating the vesting and performance hurdle features of the grants.  The assumptions used in the model for 2005 include a risk free interest rate of 5.1% (2004 5.6%, 2003 5.5%), a dividend yield on Westpac shares of 4.6% (2004 4%, 2003 4%), a volatility in Westpac’s share price of 15% (2004 18%, 2003 19%) and an expected average life of options of 3.8 years (2004 4 years, 2003 7 years) and for performance share rights a life of up to 3.8 years (2004 4 years, 2003 4 years).

Note 6.  Income tax

	Consolidated			Parent Entity
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Reconciliation of income tax expense shown in the statement of financial performance with prima facie tax payable on pre-tax profit from ordinary activities
Profit from ordinary activities before income tax expense	4,150	3,492	2,919	2,803	2,745

Prima facie income tax based on the company tax rate of 30% in Australia	1,245	1,048	876	841	824
Add/(less) tax effect of permanent differences
Rebateable and exempt dividends	(79)	(86)	(88)	(146)	(135)
Tax losses not tax effected	—	10	10	—	9
Timing differences now tax effected	(46)	(7)	(6)	(46)	(7)
Life insurance:
Tax adjustment on policyholders’ earnings(1)	62	23	5	—	—
Adjustment for life business tax rates	(24)	(22)	(19)	—	—
Other non-assessable items	(189)	(254)	(146)	(62)	(141)
Other non-deductible items	158	154	84	38	45
Adjustment for overseas tax rates	18	21	2	(4)	14
Prior financial year adjustments	36	(25)	(21)	35	(5)
Other items	41	51	31	(6)	42
Tax expense attributed to relevant controlled entities	—	—	—	249	55
Tax benefit arising under a tax funding agreement	—	—	—	(249)	(55)
Total income tax expense attributable to profit from ordinary activities	1,222	913	728	650	646
Income tax analysis
Income tax expense attributable to profit from ordinary activities comprised:
Current income tax:
Australia	935	878	831	549	730
Overseas	182	52	139	119	(19)
	1,117	930	970	668	711
Deferred income tax:
Australia	33	18	(149)	(68)	(49)
Overseas	36	(10)	(72)	14	(11)
	69	8	(221)	(54)	(60)
(Over)/under provision in prior years:
Australia	35	(43)	(35)	35	(23)
Overseas	1	18	14	1	18
	36	(25)	(21)	36	(5)
Total Australia	1,003	853	647	516	658
Total overseas	219	60	81	134	(12)
Total income tax expense attributable to profit from ordinary activities	1,222	913	728	650	646

(1)          In accordance with the requirements of AASB 1038, the Group’s income tax expense for the year ended 30 September 2005 included a charge of $88 million (2004 $33 million, 2003 $7 million) in respect of income tax on policyholders’ earnings, a charge of $26 million (2004 $10 million, 2003 $2 million) of which is the prima facie income tax above and the balance of $62 million (2004 $23 million, 2003 $5 million) shown here.

The Group’s Australian tax liabilities are determined pursuant to tax consolidation legislation.  All eligible Australian resident wholly owned controlled entities of Westpac form a tax consolidated Group.  Westpac is the head entity of the tax consolidated Group.  As a consequence, the relevant controlled entities are not liable to make income tax payments and do not recognise any tax balances.  Payments made by the relevant tax consolidated Group entities in respect of the period are shown as payments of Westpac.  Under the terms and conditions of a tax funding agreement, Westpac charges each tax consolidated Group entity for all tax liabilities incurred in respect of its activities and reimburses each controlled entity for tax assets received.

Should Westpac be in default of its obligations, or a default is probable, under the tax consolidation legislation, any tax balances that must be recognised by the controlled entities will be determined in accordance with the terms and conditions of a tax sharing agreement between Westpac and the entities in the Group.

Note 7.  Dividends and distributions paid

	Consolidated			Parent Entity
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Ordinary dividends(1)

Interim ordinary dividends paid:
Ordinary shares 49 cents per share (2004: 42 cents per share, 2003: 38 cents per share) all fully franked	883	758	673	883	758
New Zealand Class shares 49 cents per share (2004: 42 cents per share, 2003: 38 cents per share) all fully imputed	26	23	20	—	—
Final ordinary dividends paid:
Ordinary shares 44 cents per share (2003: 40 cents per share) all fully franked	784	716	632	784	716
New Zealand Class shares 44 cents per share (2003: 40 cents per share) all fully imputed	23	21	20	—	—
Total ordinary dividends paid	1,716	1,518	1,345	1,667	1,474

Distributions on other equity instruments
Distributions paid:
TOPrS(2)	—	24	41	—	—
FIRsTS	44	44	34	—	—
2003 TPS	57	67	—	—	—
2004 TPS	36	19	—	—	—
Convertible debentures	—	—	—	137	154
Perpetual capital notes	—	—	—	29	34
Total distributions on other equity instruments	137	154	75	166	188

Dividends not recognised at year end(1)
Since year end the Directors have recommended the payment of the following ordinary final dividend:
Ordinary shares 51 cents per share fully franked	955	782	716	955	782
New Zealand Class shares(3)	—	23	21	—	—
	955	805	737	955	782
Franking account balance
Franking account balance at year end	826	894	617
Franking credits arising from payment of current income tax payable	166	13	303
Adjusted franking account balance at year end	992	907	920
Franking credits utilised for payment of proposed final dividend	(409)	(336)	(308)
Adjusted franking account balance after proposed final dividend	583	571	612

(1)                    Following the change in accounting policy for providing for dividends, as set out in Note 1(h)ix, a liability has not been recognised for the recommended final dividend payable on 14 December 2005 out of retained profits.

(2)                    TOPrS were redeemed for cash on 16 July 2004.  Accordingly, no distributions were provided for or paid in 2005.

(3)                    As of 11 July 2005 no further New Zealand Class share dividends arose as a result of Westpac exercising its right to exchange the New Zealand Class shares for ordinary shares.

Note 8.  Earnings per ordinary share

	Consolidated
	2005		2004		2003
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($ million)
Net profit	2,928	2,928	2,579	2,579	2,191	2,191
Net profit attributable to outside equity interests	(110)	(110)	(40)	(40)	(8)	(8)
TOPrS distributions	—	—	(24)	(24)	(41)	(41)
FIRsTS distributions	(44)	—	(44)	—	(34)	(34)
2003 TPS distributions	(57)	(57)	(67)	(67)	—	—
2004 TPS distributions	(36)	—	(19)	—	—	—
Earnings	2,681	2,761	2,385	2,448	2,108	2,108
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	1,851	1,851	1,846	1,846	1,824	1,824
Potential dilutive adjustment:
Exercise of options	—	4	—	8	—	4
Conversion of 2004 TPS	—	36	—	22	—	—
Conversion of FIRsTS	—	35	—	41	—	—
Other	—	1	—	—	—	—
Total weighted average number of ordinary shares	1,851	1,927	1,846	1,917	1,824	1,828
Earnings per ordinary share (cents)	144.8	143.3	129.2	127.7	115.6	115.3

During the year ended 30 September 2005, 14,840,843 (2004 9,181,919, 2003 8,540,979) options and performance share rights were converted to ordinary shares.  The diluted earnings per share calculation included that portion of these options and performance share rights assumed to be issued for nil consideration, weighted with reference to the date of conversion.  The estimated weighted average number included was 1,518,967 (2004 1,248,982, 2003 1,516,098).  The exercise prices of all options are included in Note 26.  In determining diluted earnings per share, options with an exercise price greater than the average market price of Westpac shares for the year have not been included, as these were not considered dilutive.

Subsequent to 30 September 2005

•                  nil options and 15,931 performance share rights were granted to employees (2004 21,710 performance share rights, 2003 nil) to employees under the Westpac Performance Plan;

•                  222,326 number of ordinary shares were issued to employees due to the exercise of options (2004 953,127, 2003 640,615); and

•                  10,319 number of ordinary shares were issued to employees due to the exercise of performance share rights (2004 9,728, 2003 nil).

Information concerning the classification of securities

New Zealand Class shares (NZ Class shares)

NZ Class shares were considered to be akin to Westpac ordinary shares and have been classified as ordinary shares and included in the determination of basic earnings per share.  Refer to Note 25 for further details.

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

FIRsTS

FIRsTS are included in equity, but are not considered ordinary shares.  As FIRsTS can be exchanged into ordinary shares if a tax or regulatory event occurs or automatically converted in the event of default any dilutive impact must be considered.  For the year ended 30 September 2005, FIRsTS were dilutive (2004 dilutive, 2003 not dilutive) and have been included in the determination of diluted earnings per share.  FIRsTS have not been included in the determination of basic earnings per share.  Refer to Note 25 for further details.

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

2004 TPS

2004 TPS are included in equity but are not considered ordinary shares.  As 2004 TPS can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered.  For the 2005 financial year, 2004 TPS were dilutive (2004 dilutive) and have been included in the determination of diluted earnings per share.  2004 TPS have not been included in the determination of basic earnings per share.  Refer to Note 25 for further details.

Note 9.  Due from other financial institutions

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
Australia
Interest earning	4,642	4,842	3,002	3,436
Non-interest earning	—	2	—	2
Total Australia	4,642	4,844	3,002	3,438
Overseas
Interest earning	5,713	4,503	5,525	4,287
Non-interest earning	541	191	519	242
Total overseas	6,254	4,694	6,044	4,529
Total due from other financial institutions	10,896	9,538	9,046	7,967

Note 10.  Trading securities

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
Listed securities
Australian public securities:
Commonwealth securities	229	309	229	309
Semi-government securities	4,067	4,290	4,067	4,290
Australian equity securities	235	841	503	474
Australian debt securities	698	531	697	527
Overseas public securities	1,003	1,223	1,003	1,223
Overseas debt securities	185	620	185	620
Total listed securities	6,417	7,814	6,684	7,443
Unlisted securities
Australian public securities:
Semi-government securities	1	—	1	—
Australian debt securities	2,745	1,808	2,775	1,806
Overseas public securities	25	2	25	2
Overseas debt securities	211	74	211	74
Total unlisted securities	2,982	1,884	3,012	1,882
Total trading securities	9,399	9,698	9,696	9,325

As at 30 September 2005, the Group’s trading securities included $18 million in unrealised losses (2004 $28 million unrealised gains).

Note 11.  Investment securities

	Consolidated
	2005		2004		2003
	Book	Market	Book	Market	Book	Market
	Value	Value	Value	Value	Value	Value
	$m	$m	$m	$m	$m	$m
Listed securities
Australian debt securities	2	2	2	2	—	—
Overseas public securities	14	14	13	13	17	17
Overseas debt securities	97	92	385	384	511	483
Total listed securities	113	108	400	399	528	500
Unlisted securities
Australian debt securities:
Mortgage backed securities	333	334	590	590	798	798
Other debt securities	116	117	234	236	156	158
Overseas public securities	122	122	96	94	112	112
Overseas debt securities	1,744	1,905	2,394	2,527	2,062	2,177
Total unlisted securities	2,315	2,478	3,314	3,447	3,128	3,245
Total investment securities	2,428	2,586	3,714	3,846	3,656	3,745

	Parent Entity
	2005		2004		2003
	Book	Market	Book	Market	Book	Market
	Value	Value	Value	Value	Value	Value
	$m	$m	$m	$m	$m	$m

Listed securities
Australian debt securities	2	2	2	2	—	—
Overseas public securities	14	14	13	13	17	17
Overseas debt securities	97	92	385	384	511	483
Total listed securities	113	108	400	399	528	500
Unlisted securities
Australian debt securities:
Mortgage backed securities	333	334	590	590	798	798
Other debt securities	116	117	234	236	156	158
Overseas public securities	39	39	28	28	26	26
Overseas debt securities	55	52	382	369	259	260
Total unlisted securities	543	542	1,234	1,223	1,239	1,242
Total investment securities	656	650	1,634	1,622	1,767	1,742

Other than securities issued by the Australian Commonwealth or State Governments, the Group held no trading and investment securities of a single issuer, the book value of which, in aggregate, exceeded 10% of total equity as at 30 September 2005 (2004 nil, 2003 nil).

The following table shows the maturities of the Group’s investment securities and the weighted average carrying yield for each range of investment securities as at 30 September 2005.  There were no tax-exempt securities.

	Less than 1 Year		Between 1 and 5 Years		Between 5 and 10 Years		Over 10 Years		Total	Weighted average rate
	$m	%	$m	%	$m	%	$m	%	$m	%

2005 Book value
Australian debt securities:
Mortgage backed securities	55	6.6	278	6.0	—	—	—	—	333	6.2
Other debt securities	—	—	118	6.6	—	—	—	—	118	6.6
Overseas public securities	136	5.4	—	—	—	—	—	—	136	5.4
Overseas debt securities	87	5.2	1,743	6.4	—	—	11	10.5	1,841	6.2
Total book value by maturity	278	5.5	2,139	6.3	—	—	11	10.5	2,428	6.2
Total market value by maturity	271		2,307				8		2,586
2004 Book value
Australian debt securities:
Mortgage backed securities	144	5.6	446	5.7	—	—	—	—	590	5.7
Other debt securities	59	5.5	177	5.4	—	—	—	—	236	5.4
Overseas public securities	106	9.0	3	3.4	—	—	—	—	109	9.0
Overseas debt securities	440	2.2	2,228	6.1	102	3.4	9	3.5	2,779	5.4
Total book value by maturity	749	4.3	2,854	6.0	102	3.4	9	3.5	3,714	5.6
Total market value by maturity	745		2,990		102		9		3,846

The following table provides an analysis of the difference between book value (lower of amortised cost and recoverable amount) and market value of the Group’s investment securities as at 30 September.

	2005				2004
	Book	Unrealised	Unrealised	Market	Book	Unrealised	Unrealised	Market
	Value	Gains	Losses	Value	Value	Gains	Losses	Value
	$m	$m	$m	$m	$m	$m	$m	$m
Listed securities
Australian debt securities	2	—	—	2	2	—	—	2
Overseas public securities	14	—	—	14	13	—	—	13
Overseas debt securities	97	—	(5)	92	385	—	(1)	384
Total listed securities	113	—	(5)	108	400	—	(1)	399
Unlisted securities
Australian debt securities:
Mortgage backed securities	333	1	—	334	590	—	—	590
Other debt securities	116	1	—	117	234	2	—	236
Overseas public securities	122	—	—	122	96	—	(2)	94
Overseas debt securities	1,744	165	(4)	1,905	2,394	134	(1)	2,527
Total unlisted securities	2,315	167	(4)	2,478	3,314	136	(3)	3,447

Total listed and unlisted securities	2,428	167	(9)	2,586	3,714	136	(4)	3,846

Details of sales of investment securities during the financial year were as follows:

	2005	2004	2003
	$m	$m	$m
Proceeds from sales	130	73	189
Gross gains realised from sales	45	—	—

Note 12.  Loans

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
Loans are classified based on the location of the lending office.
Australia
Overdrafts	3,316	3,279	3,316	3,279
Credit card outstandings	5,522	5,190	5,522	5,190
Overnight and at call money market loans	209	78	209	78
Own acceptances discounted	11,303	10,172	11,026	9,929
Term loans:
Housing	82,182	77,176	82,182	77,176
Non-housing	48,242	44,788	48,480	43,524
Finance leases	4,201	4,133	4,094	4,059
Margin lending	2,454	1,785	447	476
Other	3,575	2,118	3,566	2,114
Total Australia	161,004	148,719	158,842	145,825
New Zealand
Overdrafts	1,061	979	1,061	979
Credit card outstandings	867	846	803	771
Overnight and at call money market loans	1,412	1,111	1,412	1,111
Term loans:
Housing	19,464	17,586	19,253	17,276
Non-housing	10,371	8,953	10,371	8,943
Redeemable preference share finance	—	3,276	—	—
Other	829	630	829	604
Total New Zealand	34,004	33,381	33,729	29,684
Other overseas	2,310	2,095	1,789	1,649
Total overseas	36,314	35,476	35,518	31,333
Total loans (net of unearned income)(1)	197,318	184,195	194,360	177,158
Provisions for bad and doubtful debts (refer note 13)	(1,729)	(1,724)	(1,719)	(1,660)
Total net loans	195,589	182,471	192,641	175,498

(1)       Total unearned income at year end was $1,212 million (2004: $1,134 million).

Securitisation of loans

As at 30 September 2005, the Group had securitised assets amounting to $15,507 million (2004 $13,298 million) via the Westpac Securitisation Trust programme (WST programme) and various private placements including the Home Loan Trust programme (HLT programme) (together, the programmes).  Outstanding securitised assets totalled $3,055 million as at 30 September 2005 (2004 $2,244 million).

The securities issued by the WST programme and units issued by the HLT programme do not represent deposits or other liabilities of Westpac or the Group.  Neither Westpac nor the Group in any way stands behind the capital value or performance of the securities or the assets of the programme except to the limited extent provided in the transaction documents for the programme through the provision of arm’s length services and facilities (refer to Note 1 (h)iv).  The Group does not guarantee the payment of interest or the repayment of principal due on the securities or units.  The Group is not obliged to support any losses that may be suffered by the investors and does not intend to provide such support.  The Group has no obligation to repurchase any securitised loans, other than in certain circumstances (excluding loan impairment) where there is a breach of representation or warranty within 120 days of the initial sale.  Repurchases of securitised loans may also occur when the loan ceases to conform with the terms and conditions of the securitisation programmes or through the programmes’ clean up features where any repurchase is conducted at market terms and conditions to a maximum of 10% of the securitised programmes’ initial value.

Loss and delinquency amounts for housing loans(1)

	Consolidated
	2005			2004
	Total Principal Amount	Delinquent Principal	Total Credit Losses (Net of Recoveries)	Total Principal Amount	Delinquent Principal	Total Credit Losses (Net of Recoveries)
	$m	$m	$m	$m	$m	$m
Housing loans held in portfolio(2)	118,324	406	3	95,139	327	6
Housing loans securitised	3,055	7	—	2,244	7	—
Total housing loans managed	121,379	413	3	97,383	334	6

(1)       Delinquent housing loans are where contractual payments are greater than 60 days in arrears.

(2)       As at 30 September 2005, there were no housing loans that had been identified as being held for sale or securitisation.

	Consolidated
	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Loans by type of customer
Australia
Government and other public authorities	223	167	119	205	575
Agriculture, forestry and fishing(1)	2,210	1,707	1,614	1,523	1,335
Commercial and financial(2)	32,994	28,675	22,795	14,502	20,802
Real estate - construction	2,487	1,348	1,054	936	817
Real estate - mortgage(1)	82,182	77,176	69,668	60,445	53,877
Instalment loans and other personal lending(1)	25,404	25,341	21,626	15,354	12,906
	145,500	134,414	116,876	92,965	90,312
Lease financing	4,201	4,133	3,274	1,812	2,334
Own acceptances discounted	11,303	10,172	10,792	13,025	3,270
Total Australia	161,004	148,719	130,942	107,802	95,916
Overseas
Government and other public authorities	446	138	548	397	316
Agriculture, forestry and fishing(1)	2,908	2,177	2,073	1,970	1,858
Commercial and financial	10,561	13,482	11,675	12,261	11,657
Real estate - construction	457	245	284	386	229
Real estate - mortgage(1)	19,875	17,963	14,245	12,631	11,198
Instalment loans and other personal lending(1)	2,053	1,419	2,185	1,756	2,526
	36,300	35,424	31,010	29,401	27,784
Lease financing	14	52	75	101	151
Total overseas	36,314	35,476	31,085	29,502	27,935
Total loans (net of unearned income)	197,318	184,195	162,027	137,304	123,851
Provisions for bad and doubtful debts	(1,729)	(1,724)	(1,554)	(1,434)	(1,601)
Total net loans	195,589	182,471	160,473	135,870	122,250

(1)

Real estate mortgage loans and instalment loans and other personal lending as at 30 September 2005 included a total of $1.9 billion of personal lending to the agricultural sector (2004 $1.8 billion, 2003 $1.6 billion, 2002 $1.3 billion, 2001 $1.6 billion). In addition, $1.6 billion of finance had been provided to the agricultural sector (2004 $1.6 billion, 2003 $1.3 billion, 2002 $1.2 billion, 2001 $1.2 billion) in the form of acceptances which are excluded from the above table.

(2)

Some lending in the commercial and financial sectors in Australia is for the purpose of the financing of construction of real estate and land development projects which cannot be separately identified from other lending to these borrowers, given their conglomerate structure and activities. In these circumstances, the loans have been included in the commercial and financial category.

	Consolidated
	Less than 1 Year	Between 1 and 5 Years	Over 5 Years	Total
	$m	$m	$m	$m
Maturity distribution of loans by type of customer 2005(1)
By offices in Australia
Government and other public authorities	77	40	106	223
Agriculture, forestry and fishing	614	847	749	2,210
Commercial and financial	22,312	4,602	6,080	32,994
Real estate - construction	871	682	934	2,487
Real estate - mortgage	2,657	16,061	63,464	82,182
Instalment loans and other personal lending	6,016	3,052	16,336	25,404
Lease financing	280	3,796	125	4,201
Own acceptances discounted	11,025	278	—	11,303
Total Australia	43,852	29,358	87,794	161,004
Total overseas	8,995	4,772	22,547	36,314
Total loans (net of unearned income)	52,847	34,130	110,341	197,318

Maturity distribution of loans by type of customer 2004(1)
By offices in Australia
Government and other public authorities	40	47	80	167
Agriculture, forestry and fishing	670	345	692	1,707
Commercial and financial	17,458	6,671	4,546	28,675
Real estate - construction	829	156	363	1,348
Real estate - mortgage	2,099	1,590	73,487	77,176
Instalment loans and other personal lending	7,293	15,235	2,813	25,341
Lease financing	337	3,626	170	4,133
Own acceptances discounted	9,928	244	—	10,172
Total Australia	38,654	27,914	82,151	148,719
Total overseas	7,511	7,322	20,643	35,476
Total loans (net of unearned income)	46,165	35,236	102,794	184,195	2

(1)          The maturity analysis is based on contractual terms.

	Consolidated
	2005			2004
	Loans at Variable Interest Rates	Loans at Fixed Interest Rates	Total	Loans at Variable Interest Rates	Loans at Fixed Interest Rates	Total
	$m	$m	$m	$m	$m	$m
Interest rate segmentation of Group loans
maturing after one-year
By offices in Australia	98,906	18,246	117,152	94,421	15,645	110,066
By offices overseas	7,129	20,190	27,319	10,580	17,385	27,965
Total loans maturing after one-year	106,035	38,436	144,471	105,001	33,030	138,031

Note 13.  Provisions for bad and doubtful debts

	Consolidated
	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
General provision
Balance at beginning of year	1,487	1,393	1,162	1,294	1,212
Charge to net profit(1)	382	414	485	461	433
Transfer to specific provisions	(70)	(131)	(53)	(172)	(113)
Recoveries of debts previously written off	86	73	74	84	102
Write-offs	(307)	(274)	(275)	(379)	(356)
Provisions of controlled entities/businesses (disposed)/acquired	—	—	—	(133)	3
Exchange rate and other adjustments	(48)	12	—	7	13
Balance at year end(2)	1,530	1,487	1,393	1,162	1,294
Specific provisions
Balance at beginning of year	237	161	272	307	266
Transfer from/(to) general provision:
New specific provisions	170	174	136	303	223
Specific provisions no longer required	(100)	(43)	(83)	(131)	(110)
	70	131	53	172	113
Write-offs	(110)	(50)	(135)	(162)	(86)
Provisions of controlled entities/businesses (disposed)/acquired	—	—	—	(32)	2
Exchange rate and other adjustments	2	(5)	(29)	(13)	12
Balance at year end	199	237	161	272	307
Total provisions for bad and doubtful debts	1,729	1,724	1,554	1,434	1,601

	Parent Entity
	2005	2004
	$m	$m
General provision
Balance at beginning of year	1,426	1,332
Charge to net profit	431	410
Transfer to specific provisions	(74)	(131)
Recoveries of debts previously written off	84	71
Write-offs	(303)	(268)
Exchange rate and other adjustments	(43)	12
Balance at year end(2)	1,521	1,426
Specific provisions
Balance at beginning of year	234	158
Transfer from/(to) general provision:
New specific provisions	174	174
Specific provisions no longer required	(100)	(43)
	74	131
Write-offs	(110)	(50)
Exchange rate and other adjustments	—	(5)
Balance at year end	198	234
Total provisions for bad and doubtful debts	1,719	1,660

(1)       The 2005 charge to net profit of $382 million represented an 8% decrease over the 2004 charge of $414 million and was down 21% from 2003.  The coverage ratio of total provisions (specific and general) to total impaired assets at 30 September 2005 increased to 354% from 253% as at 30 September 2004 and 254% as at 30 September 2003.

(2)       This included a provision for off-balance sheet credit related commitments for the: Group $179 million (2004 $201 million, 2003 $219 million, 2002 $207 million, 2001 $161 million), Westpac $178 million (2004 $194 million).

	Consolidated
	2005		2004		2003		2002		2001
	$m	%	$m	%	$m	%	$m	%	$m	%
Specific provisions by type of customer
Australia
Agriculture, forestry and fishing	2	0.1	5	0.3	3	0.2	1	0.1	3	0.2
Commercial and financial	134	7.7	164	9.5	67	4.3	96	6.7	143	8.9
Real estate - construction	1	0.1	4	0.2	—	—	3	0.2	1	0.1
Real estate - mortgage	5	0.3	2	0.1	2	0.1	1	0.1	3	0.2
Instalment loans and other personal lending	16	0.9	8	0.5	5	0.3	5	0.3	21	1.3
Total Australia	158	9.1	183	10.6	77	4.9	106	7.4	171	10.7
New Zealand
Agriculture, forestry and fishing	1	0.1	2	0.1	1	0.1	—	—	1	0.1
Commercial and financial	8	0.5	3	0.2	2	0.1	7	0.5	7	0.4
Real estate - mortgage	5	0.3	—	—	1	0.1	—	—	9	0.6
Instalment loans and other personal lending	4	0.2	2	0.1	3	0.2	6	0.4	15	0.9
Total New Zealand	18	1.1	7	0.4	7	0.5	13	0.9	32	2.0
Other overseas
Agriculture, forestry and fishing	—	—	1	0.1	1	0.1	1	0.1	2	0.1
Commercial and financial	22	1.2	43	2.5	74	4.8	149	10.4	98	6.1
Real estate - construction	—	—	—	—	—	—	—	—	1	0.1
Real estate - mortgage	—	—	—	—	—	—	1	0.1	1	0.1
Instalment loans and other personal lending	1	0.1	3	0.1	2	0.1	2	0.1	2	0.1
Total other overseas	23	1.3	47	2.7	77	5.0	153	10.7	104	6.5
Total overseas	41	2.4	54	3.1	84	5.5	166	11.6	136	8.5
Total specific provisions	199	11.5	237	13.7	161	10.4	272	19.0	307	19.2
Total general provision	1,530	88.5	1,487	86.3	1,393	89.6	1,162	81.0	1,294	80.8
Total provisions	1,729	100.0	1,724	100.0	1,554	100.0	1,434	100.0	1,601	100.0

The following tables show the movements in the balance of provisions for bad and doubtful debts, details of loans written off and recoveries of loans written off by customer and geographic category for the past five years:

	Consolidated
	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Balance of provisions for bad and doubtful debts
Balance at beginning of year	1,724	1,554	1,434	1,601	1,478
Net write-offs and recoveries	(331)	(251)	(336)	(457)	(340)
Charge to operating profit	382	414	485	461	433
Provisions of controlled entities/businesses (disposed)/acquired	—	—	—	(165)	5
Exchange rate and other adjustments	(46)	7	(29)	(6)	25
Balance of provisions for bad and doubtful debts at year end	1,729	1,724	1,554	1,434	1,601
Write-offs and recoveries
Write-offs
Australia
Agriculture, forestry and fishing	(4)	(2)	(2)	(2)	—
Commercial and financial(1)	(113)	(35)	(89)	(148)	(70)
Real estate - construction	(4)	(2)	(1)	(1)	(1)
Real estate - mortgage	(3)	(4)	(7)	(11)	(3)
Instalment loans and other personal lending	(251)	(212)	(208)	(294)	(303)
Total Australia	(375)	(255)	(307)	(456)	(377)
New Zealand
Agriculture, forestry and fishing	—	(4)	—	—	—
Commercial and financial(1)	—	(2)	(4)	(2)	(1)
Real estate - construction	(2)
Real estate - mortgage	—	(2)	—	(9)	—
Instalment loans and other personal lending	(30)	(29)	(42)	(49)	(53)
Total New Zealand	(32)	(37)	(46)	(60)	(54)
Total other overseas	(10)	(32)	(57)	(25)	(11)
Total write-offs	(417)	(324)	(410)	(541)	(442)
Recoveries
Australia
Agriculture, forestry and fishing	—	—	—	—	—
Commercial and financial(1)	11	8	2	7	12
Real estate - construction	—	—	—	—	—
Real estate - mortgage	—	—	2	—	—
Instalment loans and other personal lending	59	46	48	63	62
Australia	70	54	52	70	74
New Zealand	14	15	22	11	19
Other overseas	2	4	—	3	9
Total recoveries	86	73	74	84	102
Net write-offs and recoveries	(331)	(251)	(336)	(457)	(340)

(1)       Lease finance write-offs and recoveries, which are not significant, were included in the ‘commercial and financial’ category.

Note 14.  Impaired assets

	Consolidated
	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Australia
Non-accrual assets:
Gross	287	314	320	300	540
Specific provisions	(151)	(150)	(76)	(105)	(163)
Net	136	164	244	195	377
Restructured loans:
Gross	24	62	3	3	29
Specific provisions	(7)	(33)	(1)	(1)	(8)
Net	17	29	2	2	21
Net Australian impaired assets	153	193	246	197	398
New Zealand
Non-accrual assets:
Gross	73	55	63	79	119
Specific provisions	(18)	(7)	(7)	(13)	(32)
Net	55	48	56	66	87
Restructured loans:
Gross	—	—	—	—	1
Specific provisions	—	—	—	—	—
Net	—	—	—	—	1
Net New Zealand impaired assets	55	48	56	66	88
Other overseas
Non-accrual assets:
Gross	61	141	214	269	207
Specific provisions	(20)	(37)	(76)	(148)	(104)
Net	41	104	138	121	103
Restructured loans:
Gross	44	109	12	28	6
Specific provisions	(3)	(10)	(1)	(5)	—
Net	41	99	11	23	6
Net other overseas impaired assets	82	203	149	144	109
Total net impaired assets(1)	290	444	451	407	595
Accruing items past due 90 days (with adequate security):
Australia	240	213	139	116	147
New Zealand	34	29	171	213	255
Other overseas	7	30	29	6	9
Total	281	272	339	335	411
Interest received for the year on the above non-accrual and restructured assets was:
Australia	6	3	5	5	6
New Zealand	3	3	2	4	5
Other overseas	4	7	8	7	9
Total	13	13	15	16	20
Interest forgone for the year on the above non- accrual and restructured assets was estimated at:
Australia	14	19	30	38	23
New Zealand	1	1	2	3	10
Other overseas	3	6	7	6	4
Total	18	26	39	47	37

(1)       This includes impaired items in respect of derivative financial instruments and unrecognised contingent commitments of $23 million as at 30 September 2005 (2004 $81 million, 2003 $31 million, 2002 $32 million and 2001 $122 million).

Note 15.  Goodwill

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
At cost	3,383	3,332	1,967	1,988
Accumulated amortisation	(1,093)	(938)	(848)	(758)
Total goodwill	2,290	2,394	1,119	1,230

Note 16.  Fixed assets

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
Premises and sites
Cost(1)	119	111	65	54
Accumulated depreciation	(22)	(21)	(5)	(6)
Net premises and sites	97	90	60	48
Leasehold improvements
Cost	311	297	178	166
Accumulated amortisation	(215)	(193)	(129)	(116)
Net leasehold improvements	96	104	49	50
Furniture, equipment and computer software
Cost	2,060	1,858	1,871	1,676
Accumulated depreciation and amortisation	(1,414)	(1,252)	(1,268)	(1,114)
Net furniture, equipment and computer software(2)	646	606	603	562
Infrastructure assets held for resale
Cost	—	650	—	—
Accumulated depreciation	—	(5)	—	—
Net infrastructure assets held for resale	—	645	—	—
Total fixed assets	839	1,445	712	660

(1)       In July 2004, an independent valuation of premises and sites was undertaken.  These valuations were performed on an open market basis, being the amounts that could be exchanged between a knowledgeable willing buyer and knowledgeable willing seller in an arm’s length transaction at valuation date.  Based on these valuations, and allowing for subsequent acquisitions and disposals, the value of premises and sites held as at 30 September 2005 was $101 million (2004 $97 million).

(2)       This includes computer software of $447 million as at 30 September 2005 (2004 $377 million) net of accumulated amortisation.

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
Reconciliations
Reconciliations of carrying amount for each class of fixed assets are set out below:
Premises and sites
Balance at beginning of year	90	131	48	61
Additions	17	14	16	13
Disposals	(8)	(52)	(4)	(25)
Depreciation expense	(2)	(3)	—	(1)
Balance as at year end	97	90	60	48
Leasehold improvements
Balance as at beginning of year	104	125	50	67
Additions	26	13	21	6
Disposals	(2)	—	(1)	—
Amortisation expense	(32)	(34)	(21)	(23)
Balance at year end	96	104	49	50
Furniture, equipment and computer software
Balance at beginning of year	606	586	562	540
Additions	296	257	280	240
Disposals	(10)	(16)	(9)	(15)
Depreciation and amortisation expense	(245)	(221)	(229)	(203)
Foreign currency exchange differences	(1)	—	(1)	—
Balance at year end	646	606	603	562
Infrastructure assets held for resale
Balance as at beginning of year	645	—	—	—
Additions through acquisition of entity	—	650	—	—
Disposals through sale of entity	(642)	—	—	—
Depreciation expense	(3)	(5)	—	—
Balance at year end	—	645	—	—
Total fixed assets	839	1,445	712	660

Note 17.  Deferred tax assets

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m

Future income tax benefits	945	838	933	811
Future income tax benefits comprised:
Provisions for bad and doubtful debts	499	497	499	480
Provision for employee entitlements	117	116	117	114
Treasury/financial markets products	35	(120)	35	(120)
Depreciation	50	45	49	44
Tax losses	104	80	102	78
Other timing differences	140	220	131	215
Total future income tax benefits	945	838	933	811
Potential future income tax benefits not brought to account:
Related to losses	44	58	44	51
Other	12	62	12	62
Total future income tax benefits not brought to account	56	120	56	113

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

Note 18.  Other assets

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m

Accrued interest receivable	878	819	807	709
Securities purchased under agreements to resell	2,545	2,485	2,545	2,485
Securities sold not delivered	704	498	703	498
Other financial markets assets(1)	10,119	8,342	9,340	7,752
Deferred expenditure (after accumulated amortisation of $85m, 2004 $81m)	359	266	359	266
Prepayment of superannuation fund contributions	224	284	224	284
Other investments	62	211	37	40
Deferred acquisition costs (after accumulated amortisation of $80m, 2004 $46m)	98	92	—	—
Other	1,583	1,170	964	800
Total other assets	16,572	14,167	14,979	12,834

(1)       Other financial market assets primarily represent the positive fair value of trading derivative financial instruments.

Note 19.  Due to other financial institutions

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
Australia
Interest bearing	2,997	1,975	2,997	1,975
Non-interest bearing	947	934	583	886
Total Australia	3,944	2,909	3,580	2,861
Overseas
Interest bearing	6,505	3,994	3,231	1,892
Non-interest bearing	205	168	205	168
Total overseas	6,710	4,162	3,436	2,060
Total due to other financial institutions	10,654	7,071	7,016	4,921

Note 20.  Deposits

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
Deposits
Australia
Non-interest bearing, repayable at call	3,469	3,632	3,469	3,632
Certificates of deposit	24,427	28,747	24,427	28,747
Other interest bearing:
At call	62,919	53,932	62,919	53,932
Term	23,648	24,209	23,648	24,186
Total Australia	114,463	110,520	114,463	110,497
New Zealand
Non-interest bearing, repayable at call	1,911	1,795	1,911	1,795
Certificates of deposit	3,498	3,099	3,498	3,099
Other interest bearing:
At call	8,461	7,697	8,461	7,697
Term	11,194	11,106	11,194	11,106
Total New Zealand	25,064	23,697	25,064	23,697
Other overseas
Non-interest bearing, repayable at call	470	306	347	242
Certificates of deposit	1,515	2,372	1,515	2,372
Other interest bearing:
At call	633	619	472	432
Term	7,309	9,019	7,191	8,911
Total other overseas	9,927	12,316	9,525	11,957
Total overseas	34,991	36,013	34,589	35,654
Total deposits	149,454	146,533	149,052	146,151

The following table shows average balances and average rates in each of the past three years for major categories of deposits:

	Consolidated
	2005		2004		2003
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
	$m	%	$m	%	$m	%

Australia
Non-interest bearing, repayable at call	3,650	—	3,769	—	3,740	—
Certificates of deposit	26,649	5.4	24,261	5.3	21,009	4.8
Other interest bearing at call	56,919	3.8	52,841	3.5	48,811	3.2
Other interest bearing term	24,065	5.3	22,471	4.9	18,871	4.3
Total Australia	111,283		103,342		92,431
Overseas
Non-interest bearing, repayable at call	2,110	—	1,649	—	1,223	—
Certificates of deposit	5,728	5.2	5,845	3.3	6,629	3.4
Other interest bearing at call	8,445	4.1	7,794	3.0	7,066	2.9
Other interest bearing term	19,340	5.4	18,380	4.3	16,166	4.5
Total overseas	35,623		33,668		31,084

Certificates of deposits issued by Westpac in Australia represent negotiable certificates of deposits and transferable certificates of deposits.  Negotiable certificates of deposits are negotiable securities with minimum denominations of $50,000 and are normally issued with terms to maturity of 30 days to one year.  Transferable certificates of deposits are longer term fixed rate instruments with minimum denominations of $100,000 and are normally issued with terms to maturity of three to five years.  As at 30 September 2005, negotiable certificates of deposits on issue totalled $23.8 billion (2004 $27.1 billion, 2003 $22.2 billion) and transferable certificates of deposits on issue totalled $0.6 billion (2004 $1.4 billion, 2003 $1.4 billion).

Certificates of deposits issued by Westpac in New Zealand are registered certificates of deposits.  There are no minimum denominations and they are normally issued with terms to maturity of up to one year.  As at 30 September 2005, the total amount of certificates of deposit greater than US$100,000 is A$3.5 billion (2004 A$3.1 billion, 2003 A$2.4 billion).

Other overseas certificates of deposits issued by Westpac principally consist of US dollar certificates of deposits issued by the New York branch.  The US dollar certificates of deposits are usually fixed rate instruments with minimum denominations of US$100,000 and are generally issued for terms of one to 13 months.  As at 30 September 2005, the total amount of certificates of deposit greater than US$100,000 is A$0.9 billion (2004 A$2.4 billion, 2003 A$3.5 billion).

Other interest bearing deposits principally comprise interest bearing cheque and savings and call and time deposits obtained through and administered by Westpac’s branch network.

Maturity profile of certificates of deposit greater than US$100,000.

	Consolidated
	Less than 3 Months	Between 3 and 6 Months	Between 6 Months and 1 Year	Over 1 Year	Total
	$m	$m	$m	$m	$m
2005
Certificates of deposit greater than US$100,000	16,760	5,876	1,091	700	24,427
2004
Certificates of deposit greater than US$100,000	24,216	3,297	1,161	73	28,747
2003
Certificates of deposit greater than US$100,000	16,468	5,279	1,030	871	23,648

Note 21.  Tax liabilities

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m

Current income tax liability	317	1	316	11
Deferred income tax liability	267	110	273	113
Total tax liabilities	584	111	589	124
Deferred income tax liability comprised:
Finance lease transactions	9	9	9	10
Treasury/financial markets products	101	23	100	23
Wealth management products	—	5	—	—
Depreciation	1	1	3	—
Other timing differences	156	72	161	80
Total deferred income tax liability	267	110	273	113

Note 22.  Provisions

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m

Long service leave	183	165	173	154
Annual leave and other staff benefits	173	169	157	153
Non-lending losses	46	48	26	29
Leasehold premises	7	10	7	10
Restructuring	6	35	6	32
Total provisions	415	427	369	378

Consolidated

	Long Service Leave	Annual Leave and Other Staff Benefits	Non- Lending Losses	Leasehold Premises	Provision for Restructuring	Total
	$m	$m	$m	$m	$m	$m

Balance at beginning of year	165	169	48	10	35	427
Additional provisions recognised	36	137	17	—	5	195
Provisions disposed	(2)	(3)	—	—	—	(5)
Payments	(16)	(127)	(14)	(3)	(26)	(186)

Reductions for remeasurement or settlement without cost	—	(2)	(5)	—	(8)	(15)
Foreign exchange differences	—	(1)	—	—	—	(1)
Balance at year end	183	173	46	7	6	415

Parent entity

	Long Service Leave	Annual Leave and Other Staff Benefits	Non- Lending Losses	Leasehold Premises	Provision for Restructuring	Total
	$m	$m	$m	$m	$m	$m

Balance at beginning of year	154	153	29	10	32	378
Additional provisions recognised	34	122	8	—	5	169
Payments	(15)	(116)	(7)	(3)	(23)	(164)

Reductions for remeasurement or settlement without cost	—	(1)	(4)	—	(8)	(13)
Foreign exchange differences	—	(1)	—	—	—	(1)
Balance at year end	173	157	26	7	6	369

Note 23.  Other liabilities

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m

Unearned general insurance premiums	162	150	—	—
Outstanding general insurance claims	105	99	—	—
Accrued interest payable	1,152	897	848	778
Credit card loyalty program(1)	170	158	—	—
Securities sold under agreements to repurchase	2,079	2,352	2,079	2,352
Securities sold short	978	1,476	967	1,465
Securities purchased not delivered	698	687	700	687
Other financial markets liabilities(2)	10,514	9,556	10,406	9,515
Trade creditors and other accrued expenses	866	993	601	818
Other	2,139	1,317	1,644	1,177
Total other liabilities	18,863	17,685	17,245	16,792

(1)	The credit card loyalty program relates to the Altitude rewards program. Westpac has established a trust to hold the liability in respect of the program.
(2)	Other financial markets liabilities primarily represent the negative fair value of trading derivative financial instruments.

Note 24.  Debt issues and loan capital

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m

Debt issues
Short term debt	19,523	14,655	2,368	4,595
Long term debt	22,248	21,533	20,191	18,543
Total debt issues	41,771	36,188	22,559	23,138
Short term debt
USD commercial paper	16,618	9,942	—	—
EUR euro commercial paper	319	1,043	116	1,043
AUD euro commercial paper	609	582	609	582
USD euro commercial paper	745	2,105	680	2,007
GBP euro commercial paper	721	629	601	617
NZD euro commercial paper	253	152	104	152
HKD euro commercial paper	258	144	258	144
CAD euro commercial paper	—	8	—	—
CHF euro commercial paper	—	50	—	50
Total short term debt	19,523	14,655	2,368	4,595

Long term debt

The following table sets out the maturity analysis of long term bonds and notes.

Issue			Consolidated		Parent Entity
Currency	Issue Range (millions)	Interest Rate	2005	2004	2005	2004
			$m	$m	$m	$m
Due from 1 October 2004 to 30 September 2005
Euro medium term notes
USD	5 - 15	Fixed rate from 3.45%-4.47%	—	52	—	52
USD	5 - 300	Floating rate note	—	1,497	—	378
GBP	90	Floating rate note	—	227	—	227
HKD	50 - 400	Fixed rate from 0.94%-7.35%	—	579	—	579
HKD	100 - 400	Floating rate note	—	233	—	233
EUR	19 - 20	Fixed rate from 2.45%-4.51%	—	67	—	67
EUR	50	Floating rate note	—	86	—	86
CAD	15	Structured	—	17	—	17
			—	2,758	—	1,639
Non-domestic bonds issued
NZD	100	Fixed rate 5.50%	—	93	—	93
			—	2,851	—	1,732
Due from 1 October 2005 to 30 September 2006
Euro medium term notes
AUD	1,291	Fixed Rate 4.35%	1,291	1,431	1,291	1,431
AUD	20	Floating rate note	40	—	40	—
USD	5 - 500	Fixed rate from 1.78%-5.75%	1,153	1,090	1,022	1,090
USD	8 - 50	Floating rate note	99	105	33	35
GBP	200	Floating rate note	463	503	—	—
GBP	75 - 300	Floating rate note	867	944	867	944
GBP	5 - 50	Fixed rate from 4.70%-5.53%	127	138	127	138
HKD	40 - 450	Fixed rate from 1.58%-6.90%	407	431	407	431
HKD	56 - 400	Structured	112	96	112	96
HKD	100 - 114	Floating rate note	36	61	36	61
EUR	50 - 500	Floating rate note	1,027	1,121	869	949
CAD	30 - 250	Structured	538	529	538	529
CHF	75	Fixed rate 0.83%	76	83	76	83
JPY	5,000	Floating rate note	58	63	58	63
SGD	15 - 100	Fixed rate from 1.67%-1.75%	89	95	89	95
			6,383	6,690	5,565	5,945
Non-domestic bonds issued
NZD	200	Floating rate note	182	187	—	—
NZD	100	Fixed rate from 6.00%-6.25%	182	187	91	94
			6,747	7,064	5,656	6,039

Issue			Consolidated		Parent Entity
Currency	Issue Range (millions)	Interest Rate	2005	2004	2005	2004
			$m	$m	$m	$m
Due from 1 October 2006 to 30 September 2007
Euro medium term notes
AUD	300	Fixed rate 5.85%	300	300	300	300
USD	10 - 30	Fixed rate from 0.01%-3.87%	86	15	86	15
USD	15 - 1,500	Floating rate note	1,989	2,148	1,989	2,148
USD	5 - 10	Structured	46	35	46	35
HKD	50 - 400	Fixed rate from 2.04%-5.33%	436	260	436	260
HKD	40 - 200	Structured	79	114	79	114
HKD	540	Floating rate note	91	97	91	97
GBP	50 - 150	Fixed rate 4.88%	462	504	462	504
GBP	32	Floating rate note	74	81	74	81
EUR	200 - 300	Floating rate note	790	345	790	345
SGD	10 - 100	Fixed rate from 1.86%-3.31%	85	91	85	91
JPY	19,400	Fixed rate 0.23%	225	245	225	245
			4,663	4,235	4,663	4,235
Domestic medium term notes
NZD	50	Floating rate note	45	47	—	—
NZD	300	Fixed rate 5.88%	273	—	273	—

Non-domestic bonds issued
NZD	500	Fixed rate 6.00%	454	468	—	—
			5,435	4,750	4,936	4,235
Due from 1 October 2007 to 30 September 2008
Euro medium term notes
AUD	175 - 225	Floating rate note	400	374	400	374
AUD	75 - 525	Fixed rate 5.75%	600	574	600	574
USD	10 - 50	Structured	110	70	110	70
USD	5 - 500	Floating rate note	679	738	679	738
USD	7.5 - 30	Fixed rate from 3.50%-3.91%	170	84	170	84
HKD	50 - 200	Fixed rate from 2.13%-3.90%	148	32	148	32
HKD	300 - 450	Floating rate note	127	135	127	135
HKD	150	Structured	25	—	25	—
GBP	250	Floating rate note	578	629	578	629
EUR	35 - 500	Fixed rate from 2.58%-2.88%	924	863	924	863
JPY	25,000	Fixed rate 0.60%	290	316	290	316
SGD	3	Fixed rate 0.01%	3	3	3	3
SGD	5	Structured	4	—	4	—
			4,058	3,818	4,058	3,818
Domestic medium term notes
NZD	90 - 125	Fixed rate from 6.00%-6.34%	282	117	168	—
Non-domestic bonds issued
NZD	7.5 - 158	Floating rate note	287	148	—	—
			4,627	4,083	4,226	3,818
Due from 1 October 2008 to 30 September 2009
Euro medium term notes
USD	5 - 10	Structured	20	49	20	49
USD	6 - 7	Floating rate note	24	48	24	48
GBP	50 - 200	Floating rate note	578	504	578	504
JPY	3000	Structured	35	—	35	—
EUR	750	Floating rate note	1,185	1,295	1,185	1,295
HKD	50 - 200	Fixed rate from 2.78%-4.15%	149	18	149	18
CHF	200	Fixed rate 1.64%	203	—	203	—
CAD	300	Structured	336	331	336	331
			2,530	2,245	2,530	2,245

Issue			Consolidated		Parent Entity
Currency	Issue Range (millions)	Interest Rate	2005	2004	2005	2004
			$m	$m	$m	$m
Due from 1 October 2009 to 30 September 2010
Euro medium term notes
AUD	400	Fixed rate 5.75%	400	—	400	—
AUD	600	Floating rate note	600	—	600	—
AUD	7.5 - 150	Structured	156	—	156	—
USD	5 - 30	Fixed rate from 3.74% - 4.53%	160	38	160	38
USD	5 - 54	Floating rate note	150	—	150	—
USD	10 - 30	Structured	190	—	190	—
EUR	50	Floating rate note	77	—	77	—
HKD	50 - 400	Fixed rate from 3.38% - 8.04%	268	27	268	27
HKD	50 - 200	Structured	148	—	148	—
SGD	41 - 67	Floating rate note	83	—	83	—
JPY	5,000	Fixed rate 1.97%	58	63	58	63
JPY	700 - 2,000	Structured	55	78	55	78
			2,345	206	2,345	206
Domestic notes
AUD	66	Floating rate note	66	66	—	—
Total long term debt			2,411	272	2,345	206
Due from 1 October 2010
Euro medium term notes
USD	10 - 30	Fixed rate from 0.01% - 4.62%	53	42	53	42
USD	5 - 20	Structured	85	105	85	105
HKD	46 - 1000	Fixed rate from 0.01% - 6.65%	331	121	331	121
HKD	80 - 90	Structured	29	—	29	—
			498	268	498	268

Total long term debt			22,248	21,533	20,191	18,543

	Consolidated
(in $ millions unless otherwise stated)	2005	2004	2003
	$m	$m	$m
Short term borrowings
US commercial paper
Maximum amount outstanding at any month end	16,619	13,982	7,776
Approximate average amount outstanding	14,786	10,971	6,588
Approximate weighted average interest rate on:
Average amount outstanding	2.0%	1.2%	1.4%
Outstanding at year end	3.7%	1.6%	1.1%
Euro commercial paper
Maximum amount outstanding at any month end	5,037	5,579	4,272
Approximate average amount outstanding	4,239	4,659	2,858
Approximate weighted average interest rate on:
Average amount outstanding	3.0%	2.7%	2.7%
Outstanding at year end	4.3%	2.8%	2.5%

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
Loan capital
Subordinated bonds, notes and debentures
USD 30 million subordinated bonds due 2009(1)	40	—	40	—
USD 100 million subordinated bonds due 2009(2)	—	140	—	140
USD 100 million subordinated bonds due 2010(3)	—	140	—	140
USD 400 million subordinated bonds due 2010(4)	—	560	—	560
AUD 350 million subordinated bonds due 2010(5)	—	350	—	350
SGD 100 million subordinated bonds due 2010(6)	78	83	78	83
USD 200 million subordinated bonds due 2010(7)	—	280	—	280
AUD 350 million subordinated bonds due 2011(8)	350	350	350	350
USD 350 million subordinated bonds due 2013(9)	460	489	460	489
AUD 500 million subordinated bonds due 2013(10)	500	500	500	500
AUD 600 million subordinated bonds due 2015(11)	600	—	600	—
EUR 350 million subordinated bonds due 2015(12)	554	—	554	—
USD 150 million subordinated bonds due 2015(13)	198	—	198	—
USD 350 million subordinated bonds due 2018(14)	460	489	460	489
GBP 200 million subordinated bonds due 2018(15)	462	504	462	504
Total subordinated bonds, notes and debentures	3,702	3,885	3,702	3,885

(1)

These bonds pay a floating rate coupon until the first anniversary (9 December 2005). These bonds can be redeemed on 9 December 2005. If the notes are not called, they will continue until maturity paying a fixed rate coupon of 4.50%.

(2)	These bonds were redeemed on 14 December 2004.
(3)	These bonds were redeemed on 28 February 2005.
(4)	These bonds were redeemed on 25 May 2005.
(5)	These bonds were redeemed on 2 August 2005.
(6)	These bonds pay a fixed rate coupon of 5.25%.
(7)	These bonds were redeemed on 7 September 2005.
(8)

$210 million pay a fixed rate coupon of 6.25% until the fifth anniversary (30 August 2006). From the fifth anniversary until maturity (or early redemption) the bonds pay a floating rate coupon. The remaining $140 million of bonds pays a floating rate coupon. These bonds can be redeemed on 30 August 2006, or any quarterly interest payment date thereafter.

(9)	These bonds pay a floating rate coupon. These bonds can be redeemed on 12 March 2008, or any quarterly interest payment date thereafter.
(10)

$320 million of these bonds pay a fixed rate coupon of 6.75% and the remaining $180 million pays a floating rate coupon. These bonds can be redeemed on 18 December 2008 or any quarterly interest payment date thereafter. If the notes are not called, they will continue until maturity (or early redemption) with a floating rate coupon.

(11)

$250 million of these bonds pay a fixed rate coupon of 6.00% and the remaining $350 million pays floating rate coupon. These bonds can be redeemed on 4 February 2010, or any quarterly interest payment date thereafter. If the notes are not called, they will continue until maturity (or early redemption) with a floating rate coupon.

(12)	These bonds pay a floating rate coupon. They can be redeemed on 25 November 2010, or any quarterly interest payment date thereafter.
(13)	These bonds pay a floating rate coupon. They can be redeemed on 17 February 2010, or any quarterly interest payment date thereafter.
(14)	These bonds pay a fixed rate coupon of 4.63%.
(15)

These bonds pay a coupon of 5.88% until 29 April 2013. From 29 April 2013 until maturity the bonds pay a floating rate coupon. These bonds can be redeemed on 29 April 2013, or any quarterly interest payment date thereafter.

Premiums and discounts, and fees and commissions paid on each issue have been deferred and are being amortised to interest expense over the life of the respective bonds or notes. Net unamortised expenses as at 30 September 2005 amounted to $71 million (2004 $64 million).

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
Subordinated perpetual notes

USD 390.2 million (2004 USD 390.2 million) subordinated perpetual floating rate notes	512	546	512	546

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

Westpac debt programmes and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programmes and issuing shelves as at 30 September 2005:

Program/Issuing Shelf	Outstanding	Program/Issuing Shelf Type
Australia
No limit	AUD 116 million	Debt Issuance Programme
No limit	AUD 350 million	Debt Issuance Programme Subordinated Medium Term Notes
No limit	AUD 3,858 million	Debt Issuance Programme(1)

Euro Market
USD 2.5 billion	USD 488 million	Euro Transferable Certificate of Deposit Programme
USD 7.5 billion	USD 2,266 million	Euro Commercial Paper Programme(2)
USD 25 billion	USD 14,273 million(3)	Programme for the Issuance of Debt Instruments(2)

Japan
JPY 100 billion	Nil	Samurai shelf
JPY 300 billion	JPY 101 billion	Uridashi shelf(4)

United States
USD 12.5 billion	USD 9,000 million	Commercial Paper Program(5)
USD 5 billion	USD 3,796 million	Commercial Paper Program(6)
USD 5 billion	USD 2,325 million	Medium Term Deposit Notes
USD 1 billion(7)	USD 350 million(8)	Securities Exchange Commission registered shelf

New Zealand
NZD 750 million	NZD 100 million(9)	Medium Term Note Programme
NZD 750 million	NZD 175 million	Medium Term Note Programme(10)

(1)                    Debt Issuance Programme for the issue of transferable certificates of deposits (TCDs) and medium term notes (MTNs) established 18 July 2002.  Other outstanding issues remain constituted by the Deeds Poll of the Debt Issuance Programme and Debt Issuance Programme and Debt Issuance Program Subordinated Medium Term Notes Programme under which the TCDs/MTNs were issued.

(2)                    WestpacTrust Securities NZ Limited is also an issuer under this programme.

(3)                    Outstandings are recorded at historical exchange rates (per programme documentation).

(4)                    Record of the secondary distributions under the Shelf Registration Statement as amended (outstanding amounts are also reflected under the USD$25 billion Programme for the Issuance of Debt Instruments).  JPY 130 billion of the issuing shelf limit remains available.

(5)                    Westpac Capital Corp is the sole issuer under this Section 3(a)(3) United States commercial paper program.  From October 2005, Westpac Banking Corporation will issue US CP under a new private placement program with a limit of US$20 billion.

(6)                    WestpacTrust Securities NZ Limited is the sole issuer under this Section 3(a)3 United States commercial paper program.  From October 2005 WestpacTrust Securities NZ Limited will issue US CP under a new private placement program with a limit of US$7.5 billion.  Both programs are guaranteed by Westpac Banking Corporation.

(7)                    USD 227 million of the issuing shelf limit remains available.

(8)                    Outstanding issuance is a tier 2 instrument.

(9)                    Issued by Westpac Banking Corporation New Zealand branch.

(10)              Westpac Trust Securities NZ Limited is the sole issuer under this programme.

Note 25.  Equity

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
Contributed equity

Ordinary shares 1,868,520,761 (2004 1,777,914,840) each fully paid	5,296	4,234	5,296	4,234
New Zealand Class shares
Nil (2004 52,635,530) each fully paid	—	453	—	—

Other equity instruments
Convertible debentures:
Issued on 19 December 2002 NZ$714,914,381 (net of issue costs of A$12 million)	—	—	655	655
Issued on 13 August 2003 NZ$1,279,981,813 (net of issue costs of A$13 million)	—	—	1,132	1,132
Issued on 5 April 2004 US$525,000,000 (net of issue costs of A$8 million)	—	—	685	685
Total convertible debentures	—	—	2,472	2,472
Nil (2004 51,068) perpetual capital notes of $10,000 each fully paid	—	—	—	511
6,671,140 (2004 6,671,140) FIRsTS of A$100 each (net of issue costs of A$12 million)	655	655	—	—
750,000 (2004 750,000) 2003 TPS of US$1,000 each (net of issue costs of A$13 million)	1,132	1,132	—	—
525,000 (2004 525,000) 2004 TPS of US$1,000 each (net of issue costs of A$8 million)	685	685	—	—
Total other equity instruments	2,472	2,472	2,472	2,983
Total contributed equity	7,768	7,159	7,768	7,217

Ordinary shares issued

Ordinary share capital entitles the holder to participate in dividends as declared and in the event of the winding up of Westpac, to participate in the proceeds in proportion to the number of and amounts paid on the shares held.  Ordinary share capital entitles the holder to one vote, either in person or by proxy, at a general or special meeting of Westpac.

During the year ended 30 September 2005, the following ordinary shares were issued:

•                  52,567,131 ordinary shares in exchange for all the New Class shares held by New Zealand Class shareholders, the issue was recognised at $451 million being the recorded amount of the New Zealand Class shares at the date of exchange;

•                  to equity holders in terms of the Dividend Reinvestment Plan, 11,352,240 ordinary shares at a price of $19.37 and 10,838,005 ordinary shares at a price of $18.37;

•                  to eligible executives and senior management under the Westpac Performance Plan upon exercise of performance options, 98,679 ordinary shares at an average exercise price of $13.81 and upon exercise of performance rights, 712,292 ordinary shares for nil consideration;

•                  to the Chief Executive Officer under the Chief Executive Share Option Agreements upon exercise of options, 2,027,580 ordinary shares at an average price of $12.42;

•                  to executives under the General Management Share Option Plan upon exercise of options, 5,182,497 ordinary shares at an average exercise price of $13.85;

•                  to senior officers under the Senior Officers’ Share Purchase Scheme upon exercise of options, 6,819,795 ordinary shares at an average exercise price of $13.53; and

•                  to eligible staff under the Employee Share Plan 1,007,702 ordinary shares issued for nil consideration.

New Zealand Class shares

On 11 July 2005 Westpac exercised its right to exchange the New Zealand Class shares (NZ Class shares) for ordinary shares.  Westpac’s right to exchange the shares arose as a result of changes to Australian tax rules applying to the NZ Class share structure which would have made Westpac subject to Australian franking debits from 1 July 2005.

The NZ Class shareholders received one Westpac ordinary share for each of the 52,567,131 NZ Class shares held on 11 July 2005.  Ordinary share capital increased by $451 million, the recorded amount of the NZ Class shares at the date of exchange.

54,393,306 NZ Class shares were issued on 12 October 1999 in New Zealand, by a controlled entity, Westpac Trust Investments Limited (since renamed to Westpac (NZ) Investments Limited).  The proceeds of the issue were invested in perpetual capital notes issued by Westpac.  The directors of Westpac (NZ) Investments Limited had the discretion to declare dividends on the NZ Class shares.  However, the constitution of Westpac (NZ) Investments Limited required that where a dividend was declared by the company, the dividend must equal the cash dividend paid on one Westpac ordinary share, adjusted by the conversion ratio (the exchange fraction) and converted to New Zealand dollars pursuant to the Exchange Deed.

The holders of the NZ Class shares had limited voting rights in Westpac (NZ) Investments Limited.  They did not have direct voting rights in Westpac.  However, a special purpose company was established to hold Enhanced Voting Shares in Westpac, and voted those Enhanced Voting Shares in accordance with the indications of the NZ Class shareholders.

The laws of New Zealand and Australia applied to various parts of the NZ Class share structure.

On 6 May 2004, Westpac (NZ) Investments Limited announced an on-market buy-back of NZ Class shares, which commenced on 8 June 2004.  The buy-back was a treasury stock buy-back as governed by the Companies Act 1993 (NZ).  The Westpac (NZ) Investments Limited Board approved a total buy-back of 1.125 million shares.  During the year ended 30 September 2004, 1,059,401 NZ Class shares (1.97%) were bought back on-market at an average price of NZ$17.80 for a total cost of NZ$19 million.  The buy-back was approved to continue for a maximum period of six months from the commencement date or until the targeted number of shares had been repurchased.  The on-market buy-back of NZ Class shares was completed in November 2004 when 65,599 NZ Class shares were bought back at an average price of NZ$19.73 for a total cost of NZ$1.3 million (this appears as A$2 million in the statement of changes in equity due to roundings).  All NZ Class shares bought back were initially held as treasury stock, but were cancelled effective 5 May 2005.

Perpetual capital notes

On 27 July 2005 the perpetual capital notes were redeemed by Westpac at par value.  The 51,068 perpetual capital notes of $10,000 each were issued at par value to Westpac Tasman No. 1 Pty Limited, a wholly owned controlled entity of Westpac.  These notes yielded a non-cumulative half-yearly distribution (15 April, 15 October) in arrears at the bank bill swap rate (BBSW) plus 1.25% and ranked subordinate and junior in right of payment of principal and distributions to Westpac’s obligations to its depositors and creditors.

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

A payment direction has been entered into between Westpac and Westpac Second Trust.  Pursuant to it, interest otherwise payable to Westpac Second Trust on the convertible debentures will be treated as payment by Westpac Second Trust to Westpac under the currency swap.  In return, Westpac will pay Australian dollars to Westpac Second Trust under the currency swap equal to the New Zealand dollars it receives from Westpac Second Trust under the currency swap (calculated by reference to the fixed exchange rate).  As a consequence of the terms of the currency swap, and the payment direction, the convertible debentures are treated as an Australian dollar denominated instruments.

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

The sole assets of the Capital Trust III comprise 750,001 Funding 2003 TPS issued by a wholly owned entity, Tavarua Funding Trust III (Funding Trust III) totalling US$750,001,000.  The Funding 2003 TPS have an issue price of US$1,000 each with a non-cumulative semi-annual distributions in arrears at the annual rate of 5.819% up to, but excluding 30 September 2013 and subsequently, including 30 September 2013, quarterly distributions in arrears at the annual rate of LIBOR plus 2.05%.  Funding Trust III has issued common securities with a total price of US$1,000 to Westpac Funding Holdings Pty Limited.  The assets of Funding Trust III comprise convertible debentures issued by Westpac in aggregate amount of NZ$1,293,103,448, US government securities purchased with the proceeds of the common securities and a currency swap with Westpac.

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

As a consequence of the terms of the currency swap, and the netting agreement, the convertible debentures and their distributions are treated as a US dollar denominated instruments.

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

The sole assets of the Capital Trust IV comprise 525,001 2004 Funding TPS issued by a wholly owned entity, Tavarua Funding Trust IV (Funding Trust IV) totalling US$525,001,000.  The 2004 Funding TPS have an issue price of US$1,000 each with non-cumulative semi-annual distributions in arrears at the annual rate of 5.256% up to but excluding 31 March 2016.  From and including 31 March 2016, the 2004 Funding TPS will pay non-cumulative quarterly distributions (30 June, 30 September, 31 December and 31 March) in arrears at a floating rate equal to LIBOR plus 1.7675% per year.

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

Other equity instruments that continue to be disclosed as comparatives in the statements of changes in equity

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

A wholly owned entity, Westpac Capital Trust I (Capital Trust), issued 12,900,000 TOPrS in the United States of America at US$25 each on 16 July 1999, with a non-cumulative quarterly distribution (31 March, 30 June, 30 September and 31 December) in arrears at the annual rate of 8%.  Capital Trust also issued common securities with a total price of US$1,000 to Westpac Capital Holdings Inc.  The sole assets of the Capital Trust comprised 12,900,040 funding TOPrS issued by a wholly owned entity, the Tavarua Funding Trust I (Funding Trust) totalling US$322,501,000.  The funding TOPrS had an issue price of US$25 each with a non-cumulative quarterly distribution in arrears at the annual rate of 8%.  The Funding Trust had issued common securities with a total price of US$1,000 to Westpac Funding Holdings Pty Limited.  The sole assets of the Funding Trust comprised convertible debentures issued by Westpac in an aggregate amount of NZ$611,724,203, US government securities purchased with the proceeds of the common securities, and a currency swap with Westpac.

The convertible debentures were unsecured, junior subordinated obligations of Westpac and ranked subordinate and junior in right of payment of principal and distributions to Westpac’s obligations to its depositors and creditors.  The convertible debentures only paid a distribution to the extent it was declared by the Board of Directors of Westpac, or an authorised committee of the Board.  Any distribution was subject to Westpac having sufficient distributable profits.  If certain conditions existed a distribution was not permitted to be declared unless approved by APRA.  The convertible debentures would have automatically converted into American Depository Receipts (ADRs) representing Westpac preference shares (8% non-cumulative preference shares in Westpac with a liquidation amount of US$25) on 16 July 2049, or earlier in the event that a distribution is not made or certain other events occurred.  The dividend payment dates on Westpac preference shares would have been the same days of the year as the distribution payment dates on the TOPrS.  The TOPrS would then have been redeemed for ADRs.

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

The currency swap terminated upon payment in full of the cash redemption price of the outstanding convertible debentures and the exchange of such redemption price for US dollars.

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

Westpac had guaranteed, on a subordinated basis, the payment in full of distributions or redemption amounts, the delivery of ADRs and other payments on the TOPrS and the funding TOPrS to the extent that the Capital Trust and the Funding Trust had funds available.

With the prior written consent of APRA, if required, Westpac could have elected to redeem the convertible debentures for cash before 16 July 2004 in whole upon the occurrence of certain specific events, and in whole or in part on one or more occasions any time on or after 16 July 2004.  The proceeds received by Funding Trust from the redemption of the convertible debentures must have been used to redeem the funding TOPrS and ultimately the TOPrS.  The redemption price of the TOPrS would equal US$25 per TOPrS plus the accrued and unpaid distribution for the then current quarterly period.

The holders of the convertible debentures, funding TOPrS and TOPrS did not have an option to require redemption of these instruments.

The laws of the United States of America, Australia and New Zealand applied to various parts of this transaction.

Note 26.  Equity based remuneration

Executive and Senior Officer share plans

Options, performance share rights and stock appreciation rights are granted to selected executives and senior managers under the following schemes.

(i)            Westpac Performance Plan

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

All allocations under this plan include a performance hurdle, which will result in participants forfeiting all performance options and performance share rights for below median returns relative to a defined ranking group.  Details of the plan are set out below.

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

The ranking group is the 50 largest companies listed on the Australian Stock Exchange (ASX) by market capitalisation at the commencement of the performance period (excluding Westpac, property and investment trusts and specified resources companies).

Under the hurdles, all performance options and performance share rights are forfeited if Westpac’s TSR fails to be at or above the middle (median) performance of the ranking group over the specific performance periods under the plan.  If Westpac’s TSR equals the median performance of the ranking group, 50% of the performance options and performance share rights granted can be vested.  If Westpac’s TSR is at or above the 75th percentile of the ranking group, 100% of the performance options and performance share rights granted can be vested.  Between the 50th percentile and the 75th percentile an additional 2% of performance options and performance share rights can be vested for each 1% improvement in TSR ranking above the 50th percentile.

Performance options

Under the Westpac Performance Plan, up to 100 eligible executives each year can be granted performance options to acquire fully paid ordinary shares issued by Westpac, with vesting subject to meeting the above performance hurdle.  The performance options will have a ten year life from the date of grant.  The exercise price to be paid by the executive is equal to the average market price of Westpac ordinary shares traded on the ASX over the five trading days up to the time the offer is made.

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

Upon exercising vested performance options, the executive has the right to take up his or her entitlement in whole or in part as fully paid ordinary shares.  The exercise price is payable at that time.  A performance option lapses if is not exercised prior to the end of its term.

The following table sets out details of the performance options granted to executives under the Westpac Performance Plan:

Grant Date	Latest Date for Exercise	Exercise Price	Unexercised at 1 October 2004	Granted During the Year	Exercised During the Year	Lapsed During the Year	Unexercised at 30 September 2005
20 January 2003	20 January 2013	$13.59	4,062,667	—	90,722	678,891	3,293,054
1 May 2003	1 May 2013	$15.04	28,333	—	—	—	28,333
3 November 2003	3 November 2013	$16.34	17,386	—	—	—	17,386
21 January 2004	21 January 2014	$16.34	3,959,669	—	7,957	633,239	3,318,473
6 May 2004	6 May 2014	$17.72	16,891	—	—	—	16,891
3 August 2004	3 August 2014	$17.65	102,372	—	—	84,745	17,627
20 January 2005	20 January 2015	$18.98	—	4,244,916	—	210,277	4,034,639
2 May 2005	2 May 2015	$19.00	—	43,553	—	—	43,553
1 August 2005	1 August 2015	$19.61	—	16,891	—	—	16,891
			8,187,318	4,305,360	98,679	1,607,152	10,786,847
Weighted average exercise price			$14.99	$18.98	$13.81	$15.59	$16.50

The weighted average fair value at grant date of performance options issued during the year was $1.87 (2004 $2.28, 2003 $2.35).

Performance share rights

Under the Westpac Performance Plan, performance share rights are generally granted to approximately 600 eligible executives and senior management each year, with vesting subject to meeting the above performance hurdle.  After vesting the performance share rights entitle the holder to elect to receive fully paid Westpac ordinary shares at no cost to the participant.

The performance share rights have either a two-year or a three-year initial testing period.  The performance share rights will be subject to the same periodic testing as for performance options above, except that those with a two-year initial testing period will be tested on the second, third and fourth anniversaries.  Any performance share rights that do not vest will lapse.

The following table sets out details of the performance share rights granted to executives and senior managers under the Westpac Performance Plan:

Grant Date	Latest Date for Exercise	Unexercised at 1 October 2004	Granted During the Year	Exercised During the Year	Lapsed During the Year	Unexercised at 30 September 2005
Two-year initial testing period

20 January 2003	20 January 2013	2,192,600	—	686,042	893,278	613,280
1 May 2003	1 May 2013	22,106	—	—	—	22,106
1 August 2003	1 August 2013	5,855	—	—	—	5,855
3 November 2003	3 November 2013	12,748	—	—	—	12,748
21 January 2004	21 January 2014	2,162,970	—	7,335	306,822	1,848,813
6 May 2004	6 May 2014	24,319	—	—	2,806	21,513
6 May 2004	6 May 2014	72,493	—	—	5,846	66,647
3 August 2004	3 August 2014	40,600	—	—	23,496	17,104
5 November 2004	5 November 2014	—	10,671	—	—	10,671
20 January 2005	20 January 2015	—	2,290,704	—	135,826	2,154,878
2 May 2005	2 May 2015	—	30,714	—	—	30,714
1 August 2005	1 August 2015	—	12,499	—	—	12,499

Three-year initial testing period

20 January 2003	20 January 2013	1,195,483	—	16,192	144,343	1,034,948
1 May 2003	1 May 2013	14,605	—	—	—	14,605
1 August 2003	1 August 2013	6,059	—	—	—	6,059
3 November 2003	3 November 2013	8,118	—	—	—	8,118
21 January 2004	21 January 2014	1,122,300	—	2,723	137,542	982,035
6 May 2004	6 May 2014	20,328	—	—	2,904	17,424
6 May 2004	6 May 2014	75,020	—	—	6,050	68,970
3 August 2004	3 August 2014	12,632	—	—	—	12,632
5 November 2004	5 November 2014	—	11,039	—	—	11,039
20 January 2005	20 January 2015	—	1,284,094	—	85,459	1,198,635
2 May 2005	2 May 2015	—	20,344	—	—	20,344
1 August 2005	1 August 2015	—	8,512	—	—	8,512
		6,988,236	3,668,577	712,292	1,744,372	8,200,149

The weighted average fair value at grant date of performance share rights issued during the year was $9.88 (2004 $9.88, 2003 $8.75).

(ii)        Chief Executive Share Option Agreements and Chief Executive Securities Agreements

Full descriptions of the Chief Executive Share Option Agreements and the Chief Executive Securities Agreements are contained in Note 41.

The following table sets out details of the options and performance share rights granted to David Morgan under the Chief Executive Share Options Agreements and the Chief Executive Securities Agreement 2003:

Grant Date	Latest Date for Exercise	Exercise Price	Unexercised at 1 October 2004	Granted During the Year	Exercised During the Year	Lapsed During the Year	Unexercised at 30 September 2005
Options
1 March 1999	1 March 2009	$10.83	523,580	—	523,580	—	—
1 March 1999	1 March 2009	$10.83	954,000	—	954,000	—	—
1 March 2002	29 February 2012	$16.71	1,100,000	—	550,000	550,000	—
4 March 2003	28 February 2013	$13.87	1,100,000	—	—	—	1,100,000
1 March 2004	28 February 2014	$16.71	713,000	—	—	—	713,000
1 March 2005	28 February 2015	$19.17	—	713,000	—	—	713,000
			4,390,580	713,000	2,027,580	550,000	2,526,000
Performance share rights
1 March 2004	28 February 2014	nil	218,000	—	—	—	218,000
1 March 2005	28 February 2015	nil	—	218,000	—	—	218,000
			218,000	218,000	—	—	436,000

Weighted average exercise price - options			$14.02	$19.17	$12.42	$16.71	$16.17

The fair value at grant date of options issued to David Morgan during the year was $1.86 (2004 $2.06, 2003 $2.30).  The fair value at grant date of performance share rights issued to David Morgan during the year was $8.89 (2004 $8.37 and 2003 not applicable).

(iii)    Stock appreciation rights

As at 30 September 2005, there were 500,000 stock appreciation rights outstanding, which were granted on 2 September 1997 at a nominal price of $7.89 per right (the issue price).  No stock appreciation rights have been issued since 1997 and none were exercised during the year ended 30 September 2005.  The stock appreciation rights have a term of up to ten years and become payable, at the option of the holder at any time on or after three years from the date of the grant.

Under the rights, the holder receives a cash payment equal to the amount by which the closing price of Westpac’s ordinary shares exceeds the issue price as at close of business on the ASX on the date the rights are exercised.

Stock appreciation rights provide no dividend or voting rights to holders.

Closed Executive and Senior Officer share plans

The General Management Share Option Plan (GMSOP) and the Senior Officers’ Share Purchase Scheme (SOSPS) were replaced by the Westpac Performance Plan.  The GMSOP and SOSPS provided for the allocation of share options to selected executives and senior officers.

(i)            General Management Share Option Plan (GMSOP)

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

The following table sets out details of the options granted to selected executives at General Manager level or above under the GMSOP:

Grant Date	Latest Date for Exercise	Exercise Price	Unexercised at 1 October 2004	Exercised During the Year	Lapsed During the Year	Unexercised at 30 September 2005
29 December 1999	29 December 2009	$9.57	286,000	195,000	—	91,000
3 April 2000	3 April 2010	$10.51	37,674	37,674	—	—
3 April 2000	3 April 2010	$10.75	94,186	—	—	94,186
4 September 2000	4 September 2010	$12.39	354,540	354,540	—	—
8 January 2001	8 January 2011	$13.32	1,340,923	1,272,740	—	68,183
22 January 2001	22 January 2011	$13.72	86,364	86,364	—	—
23 April 2001	23 April 2011	$13.67	90,910	—	—	90,910
7 August 2001	7 August 2011	$14.37	200,000	200,000	—	—
5 November 2001	5 November 2011	$12.75	1,030,000	472,320	98,880	458,800
9 January 2002	9 January 2012	$14.70	3,765,782	2,201,359	497,201	1,067,222
7 March 2002	7 March 2012	$15.73	300,000	300,000	—	—
27 May 2002	27 May 2012	$16.21	100,000	62,500	37,500	—
6 August 2002	6 August 2012	$16.03	140,000	—	74,467	65,533
12 August 2002	12 August 2012	$16.15	75,000	—	38,298	36,702
14 October 2002	14 October 2012	$15.65	75,000	—	—	75,000
21 October 2002	21 October 2012	$15.19	50,000	—	—	50,000
18 November 2002	19 November 2012	$13.30	75,000	—	—	75,000
			8,101,379	5,182,497	746,346	2,172,536
Weighted average exercise price			$13.94	$13.85	$14.72	$13.88

Upon exercising an option, the officer has the right to take up his or her entitlement in whole or in part (but in multiples of 1,000) as fully paid ordinary shares.  The exercise price is payable at that time.  If an option is not exercised prior to the end of its term, it lapses.

As at 30 September 2005, 19 executives (2004 33) held options under the GMSOP.

(ii)        Senior Officers’ Share Purchase Scheme (SOSPS)

Pursuant to amendments to the SOSPS rules, approved by shareholders in December 1998, options granted by Westpac had a term of ten years and are exercisable during the last seven years of the term.

After December 1998, no consideration was payable for the grant of an option under the SOSPS.  The exercise price is equal to the closing market price of Westpac’s ordinary shares on the ASX on the day before the option was offered to the senior officer.  If an option is not exercised prior to the end of its term, it lapses.

Eligibility for participation in the SOSPS was restricted to full time Group employees who did not qualify for the GMSOP and who were designated by the Directors from time to time to have achieved the status equal to or above senior officer.

The following table sets out details of options granted to senior officers under the SOSPS.

			Unexercised at	Exercised	Lapsed	Unexercised at
	Latest Date	Exercise	1 October	During	During	30 September
Grant Date	for Exercise	Price	2004	the Year	the Year	2005
10 May 1999	10 May 2009	$11.56	15,000	15,000	—	—
30 August 1999	30 August 2009	$10.10	10,000	10,000	—	—
5 October 1999	5 October 2009	$9.55	40,000	—	—	40,000
29 December 1999	29 December 2009	$9.53	1,778,000	1,002,000	—	776,000
29 May 2000	29 May 2010	$10.43	35,000	35,000	—	—
8 January 2001	8 January 2011	$13.26	3,333,500	1,632,500	—	1,701,000
15 January 2001	15 January 2011	$13.54	50,000	50,000	—	—
19 March 2001	19 March 2011	$13.61	50,000	50,000	—	—
2 April 2001	2 April 2011	$13.76	20,000	20,000	—	—
9 April 2001	9 April 2011	$13.85	10,000	—	—	10,000
23 April 2001	23 April 2011	$13.50	65,000	20,000	—	45,000
7 August 2001	7 August 2011	$14.23	42,689	17,689	—	25,000
5 November 2001	5 November 2011	$12.05	10,000	10,000	—	—
9 January 2002	9 January 2012	$14.65	7,027,296	3,812,519	180,047	3,034,730
18 February 2002	18 February 2012	$15.63	50,000	20,000	—	30,000
29 April 2002	29 April 2012	$15.40	249,000	79,000	8,000	162,000
22 July 2002	22 July 2012	$16.24	256,336	46,087	8,913	201,336
28 October 2002	28 October 2012	$15.32	30,000	—	—	30,000
18 November 2002	18 November 2012	$13.07	120,000	—	—	120,000
			13,191,821	6,819,795	196,960	6,175,066
Weighted average exercise price			$13.59	$13.53	$14.75	$13.63

As at 30 September 2005, 254 officers (2004 441) held options under the SOSPS.

Upon exercising an option, the senior officer has the right to take up their entitlement in whole or in part (but in multiples of 1,000) as fully paid shares, in which event the whole of the exercise price becomes payable.  Only fully paid ordinary shares carry dividend or voting rights.

Note 26.  Equity based remuneration (continued)

General information on Executive and Senior Officer share plans

The market price of Westpac’s ordinary shares as at 30 September 2005 was $21.10 (2004 $17.73).  Details of the shares issued under each of the Executive and Senior Officer share plans during the year ended 30 September 2005 are set out below:

	Plan/Agreement	Dates on which Options or Share Rights Were Exercised	Exercise Price	Total Number of Shares Issued/ Allocated	Fair Value (Market Value at Date of Issue/ Allocation) ($’000)	Consideration Received ($’000)
2005	Westpac Performance Plan
	Performance options	October - December 2004	13.59 - 16.34	59,409	1,091	829
		July - September 2005	$13.59	39,270	774	534

	Performance share rights	October - December 2004	—	40,444	739	—
		January - March 2005	—	83,573	1,626	—
		April - June 2005	—	358,947	6,918	—
		July - September 2005	—	229,328	4,507	—

	Chief Executive Share Option	October - December 2004	$10.83	1,477,580	27,542	16,001
	Agreements	April - June 2005	$16.71	550,000	10,726	9,191

	GMSOP	October - December 2004	$9.57 - $14.70	1,586,531	29,700	20,517
		January - March 2005	$13.32 - $14.70	223,623	4,328	3,162
		April - June 2005	$13.72 - $16.21	2,150,075	42,080	31,859
		July - September 2005	$12.39 - $14.70	1,222,268	24,216	16,243

	SOSPS	October - December 2003	$9.53 - $16.24	1,532,677	28,274	19,369
		January - March 2004	$9.53 - $14.65	2,080,369	40,722	29,146
		April - June 2004	$9.53 - $15.40	2,126,708	41,469	28,863
		July - September 2004	$9.53 - $16.24	1,080,041	21,316	14,864

2004	Westpac Performance Plan

	Performance options	January - March 2004	$13.59	49,752	828	676
		April - June 2004	$13.59 - $16.34	126,330	2,185	1,897
		July - September 2004	$13.59	15,525	271	211

	Performance share rights	January - March 2004	—	5,112	84	—
		April - June 2004	—	51,203	900	—
		July - September 2004	—	10,891	188	—

	Chief Executive Share Option Agreements	April - June 2004	$10.83	700,000	11,995	7,580

	GMSOP	October - December 2003	$9.57 - $14.70	535,556	8,600	6,427
		January - March 2004	$12.39 - $13.32	185,181	3,048	2,333
		April - June 2004	$9.57 - $14.70	2,043,361	35,393	25,951
		July - September 2004	$9.99 - $13.32	177,578	3,095	2,199
	SOSPS	October - December 2003	$9.53 - $14.65	1,433,780	22,733	14,734
		January - March 2004	$9.53 - $14.65	1,529,927	26,120	19,316
		April - June 2004	$9.53 - $14.65	1,526,686	26,511	19,067
		July - September 2004	$9.53 - $16.21	791,037	13,601	10,195

Shares allotted as a consequence of the exercise of options or performance share rights under the share plans will, from the day of allotment, rank equally with all other issued Westpac ordinary shares and qualify for the payment of dividends and shareholder voting rights.

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

The names of all persons who hold options and/or performance share rights currently on issue are entered in Westpac’s register of option holders which may be inspected at Link Market Services, Level 8, 580 George Street, Sydney, New South Wales.

Employee Share Plans

(i)            The Deferral Share Plan (DSP)

The DSP was introduced from September 2002, replacing the Westpac Employee Share Plan stage one (WESP1).  The first allocation of shares under the DSP took place in December 2002.  Under the DSP, employees have the opportunity to pre—elect to receive any prospective short term incentive bonus as Westpac shares in the DSP.  Participants pay the current market price, including acquisition costs, at the time Westpac shares are purchased on their behalf by an independent plan company.  The shares must generally remain in the plan for 12 months, but can remain for up to ten years.  Participants are entitled to receive any dividend or other distribution attaching to shares held under the DSP.  Participants are also entitled to exercise voting rights attaching to the shares.

Eligibility for the DSP includes the Chief Executive Officer (CEO).  Australian-based Non-executive Directors may elect each year to receive a percentage of their fees in Westpac shares under the DSP.

The following table details share purchases under the DSP during the years ended 30 September:

	Number of Participants	Average Number of Shares Allocated per Participant	Total Number of Shares Allocated	Average Purchase Price per Share	Total Purchase Consideration
2005	622	759	472,293	$18.96	$8,952,801
2004	482	918	442,343	$15.57	$6,888,254

The shares were purchased on various dates throughout the financial year.

(ii)        The Employee Share Plan (ESP)

The ESP was introduced from September 2002, replacing the Westpac Employee Share Plan stage two (WESP2).  The first allocation of shares under the ESP took place in December 2002.  Under the ESP, shares may be allocated to employees at no cost to recognise their contribution to Westpac’s financial performance over the previous financial year.  The ESP operates as a tax-exempt scheme with a maximum $1,000 value allocation per employee each year.  However, the size of actual allocation depends on the performance of Westpac’s share price over the financial year and includes a performance hurdle before any allocation is made.  The shares must normally remain within the ESP for three years unless the employee leaves Westpac.  Participants are entitled to receive any dividend or other distribution attaching to shares held under the ESP.  Participants are also entitled to exercise voting rights attaching to the shares.

Westpac’s Australian employees (including part-time employees) who have been in six months continuous employment as at 30 September each year are eligible to participate in the ESP.  Executives and senior management who participate in any Westpac long-term incentive plan are not eligible to participate in the ESP during the same year.

The number of shares allocated to employees is the offer amount divided by the market price of Westpac’s shares.  Market price is measured as the weighted average price per share of all Westpac’s shares traded on the Australian Stock Exchange Limited (ASX) during the one week period up to and including the day before the date of allocation.  Share allocation in the ESP for the 2005 year was by new share issues.

The following table relates to shares issued under the ESP during the years ended 30 September:

	Allocation date	Number of Participants	Average Number of Shares Allocated per Participant	Total Number of Shares Allocated	Average Market Price per Share	Total Fair Value
2005	8 December 2004	18,737	54	1,011,798	$18.43	$18,647,437
2004	17 December 2003	18,171	64	1,162,944	$15.53	$18,060,520

Closed Employee Share Plans

The following share plans were replaced in September 2002 by the DSP and ESP, respectively.

(i)            The Westpac Employee Share Plan stage one (WESP1)

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

Shares were purchased, by an independent plan company, on the ASX and are held in WESP1, in the employees’ names.  Under WESP1 rules, shares must be retained in WESP1 for at least 12 months (unless the employee leaves Westpac) and can be retained in WESP1 for up to ten years.  Participants are entitled to receive any dividend or other distribution attaching to shares held under WESP1.  Participants are also entitled to exercise voting rights attaching to the shares.

Shares in the WESP1 were last allocated to Non-executive Directors to satisfy fee allocations in March 2004.  WESP1 is closed to new offers.

	Number of Participants	Total Amounts Sacrificed	Total Number of Shares Allocated	Number of Shares Purchased	Average Purchase Price
2005	—	—	—	—	—
2004	3	$158,513	9,815	9,815	$16.15

(ii)        The Westpac Employee Share Plan stage two (WESP2)

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

Under WESP2 rules, shares were to be retained in the WESP2 for at least three years unless the employee left Westpac.  The final allocation of shares held under WESP2 satisfied this condition during the reporting period and therefore no shares remain in the plan.

Note 27.  Maturity analysis

The following maturity analysis of monetary assets and liabilities is based on contractual terms.  The majority of the longer term maturity assets are variable rate products.  When managing interest rate and liquidity risks, the Group adjusts this contractual profile for expected customer behaviour.

	Consolidated 2005
				Over	Over		No
	At		1 Day to	3 Months	1 Year	Over	Specific
	Call	Overdrafts	3 Months	to 1 Year	to 5 Years	5 Years	Maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Assets
Cash and balances with central banks	1,628	—	—	—	—	—	—	1,628
Due from other financial institutions	3	—	4,904	—	—	—	—	4,907
Trading securities	—	—	1,638	72	1,532	4,770	—	8,012
Investment securities	—	—	1	54	666	—	—	721
Loans (net of provisions)	—	3,301	34,913	5,220	29,040	87,106	—	159,580
Acceptances of customers	—	—	4,759	105	—	—	—	4,864
Life insurance assets	—	—	1,976	392	184	101	11,029	13,682
All other assets	—	—	4,793	4,402	3,239	4,793	62	17,289
Total assets	1,631	3,301	52,984	10,245	34,661	96,770	11,091	210,683
Liabilities
Due to other financial institutions	1,355	—	3,890	—	—	—	—	5,245
Deposits	66,389	—	31,613	15,285	1,148	29	—	114,464
Debt issues	—	—	2,176	5,778	14,083	498	—	22,535
Acceptances	—	—	4,759	105	—	—	—	4,864
Life insurance policy liabilities	—	—	—	88	267	201	11,162	11,718
All other liabilities	—	—	7,899	4,210	3,186	1,433	162	16,890
Net intragroup payable	16,583	—	—	—	—	—	—	16,583
Total liabilities excluding loan capital	84,327	—	50,337	25,466	18,684	2,161	11,324	192,299
Loan capital	512	—	—	—	118	3,584	—	4,214
Total liabilities	84,839	—	50,337	25,466	18,802	5,745	11,324	196,513
Net assets Australia	(83,208)	3,301	2,647	(15,221)	15,859	91,025	(233)	14,170
Overseas
Assets
Cash and balances with central banks	216	—	—	—	—	—	—	216
Due from other financial institutions	216	—	5,185	545	—	—	43	5,989
Trading securities	—	—	193	914	193	87	—	1,387
Investment securities	—	—	102	121	1,473	11	—	1,707
Loans (net of provisions)	—	1,224	6,091	1,640	4,515	22,539	—	36,009
Life insurance assets	—	—	27	31	—	—	—	58
Regulatory deposits with central banks overseas	—	2	158	158	—	—	29	347
All other assets	—	—	1,576	445	476	851	9	3,357
Net intragroup receivable	16,583	—	—	—	—	—	—	16,583
Total assets	17,015	1,226	13,332	3,854	6,657	23,488	81	65,653
Liabilities
Due to other financial institutions	2,174	—	3,192	43	—	—	—	5,409
Deposits	11,475	—	15,846	6,256	1,324	89	—	34,990
Debt issues	—	—	16,737	1,598	901	—	—	19,236
Life insurance policy liabilities	—	—	—	4	—	—	—	4
All other liabilities	—	—	1,795	707	352	118	—	2,972
Total liabilities	13,649	—	37,570	8,608	2,577	207	—	62,611
Net assets overseas	3,366	1,226	(24,238)	(4,754)	4,080	23,281	81	3,042
Total net assets	(79,842)	4,527	(21,591)	(19,975)	19,939	114,306	(152)	17,212

	Consolidated 2004
				Over	Over		No
	At		1 Day to	3 Months	1 Year	Over	Specific
	Call	Overdrafts	3 Months	to 1 Year	to 5 Years	5 Years	Maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Assets
Cash and balances with central banks	1,630	—	—	—	—	—	—	1,630
Due from other financial institutions	123	—	4,880	—	—	—	—	5,003
Trading securities	—	—	856	139	2,104	4,251	939	8,289
Investment securities	—	—	19	184	911	—	—	1,114
Loans (net of provisions)	—	3,504	29,759	4,886	27,645	81,517	—	147,311
Acceptances of customers	—	—	5,397	137	—	—	—	5,534
Life insurance assets	—	—	1,097	922	90	388	10,393	12,890
All other assets	—	—	6,466	1,924	2,516	5,009	215	16,130
Total assets	1,753	3,504	48,474	8,192	33,266	91,165	11,547	197,901
Liabilities
Due to other financial institutions	1,140	—	1,769	—	—	—	—	2,909
Deposits	57,564	—	36,942	14,109	1,851	54	—	110,520
Debt issues	—	—	4,940	1,637	15,900	540	—	23,017
Acceptances	—	—	5,397	137	—	—	—	5,534
Life insurance policy liabilities	—	—	—	133	302	246	10,095	10,776
All other liabilities	—	—	9,051	2,318	2,635	1,124	150	15,278
Net intragroup payable	14,241	—	—	—	—	—	—	14,241
Total liabilities excluding loan capital	72,945	—	58,099	18,334	20,688	1,964	10,245	182,275
Loan capital	546	—	—	—	850	3,035	—	4,431
Total liabilities	73,491	—	58,099	18,334	21,538	4,999	10,245	186,706
Net assets Australia	(71,738)	3,504	(9,625)	(10,142)	11,728	86,166	1,302	11,195
Overseas
Assets
Cash and balances with central banks	170	—	—	—	—	—	—	170
Due from other financial institutions	82	—	3,712	684	—	—	57	4,535
Trading securities	—	—	461	795	131	22	—	1,409
Investment securities	—	—	128	418	1,943	102	9	2,600
Loans (net of provisions)	—	1,116	4,720	1,642	7,056	20,626	—	35,160
Life insurance assets	—	—	67	—	—	—	—	67
Regulatory deposits with central banks overseas	—	—	413	70	—	—	40	523
All other assets	—	—	645	313	727	755	274	2,714
Net intragroup receivable	14,241	—	—	—	—	—	—	14,241
Total assets	14,493	1,116	10,146	3,922	9,857	21,505	380	61,419
Liabilities
Due to other financial institutions	168	—	1,760	136	2,098	—	—	4,162
Deposits	6,595	—	20,127	5,472	3,474	258	87	36,013
Debt issues	—	—	9,042	2,230	1,899	—	—	13,171
Life insurance policy liabilities	—	—	6	—	—	—	—	6
All other liabilities	—	—	1,249	300	530	311	555	2,945
Total liabilities	6,763	—	32,184	8,138	8,001	569	642	56,297
Net assets overseas	7,730	1,116	(22,038)	(4,216)	1,856	20,936	(262)	5,122
Total net assets	(64,008)	4,620	(31,663)	(14,358)	13,584	107,102	1,040	16,317

Note 28.  Average balances and related interest

The following table lists the average balances and related interest for the major categories of the Group’s interest earning assets and interest bearing liabilities.  Averages used are predominantly daily averages:

	Consolidated
	2005			2004			2003
	Average		Average	Average		Average	Average		Average
	Balance	Interest(1)	Rate	Balance	Interest(1)	Rate	Balance	Interest(1)	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Due from other financial institutions:
Australia	4,543	268	5.9	4,324	255	5.9	3,136	139	4.4
New Zealand	1,996	123	6.2	1,404	74	5.3	1,565	59	3.8
Other overseas	3,073	93	3.0	3,488	101	2.9	2,546	70	2.7
Investment and trading securities:
Australia	8,932	481	5.4	7,802	379	4.9	7,639	379	5.0
New Zealand	1,345	85	6.3	1,184	63	5.3	1,044	67	6.4
Other overseas	2,052	179	8.7	2,396	191	8.0	3,344	206	6.2
Regulatory deposits with central banks:
Other overseas	448	12	2.7	468	6	1.3	382	6	1.6
Loans and other receivables:
Australia	157,681	11,190	7.1	142,339	9,796	6.9	121,070	7,992	6.6
New Zealand	34,480	2,673	7.8	30,577	2,172	7.1	28,682	2,034	7.1
Other overseas	1,925	147	7.6	1,883	103	5.5	2,775	115	4.1
Impaired loans:
Australia	338	6	1.8	291	3	1.0	255	5	2.0
New Zealand	55	3	5.5	57	3	5.3	66	2	3.0
Other overseas	172	4	2.3	246	7	2.8	246	8	3.3
Intragroup receivable:
Other overseas	27,220	919	3.4	23,001	452	2.0	14,816	335	2.3
Interest earning assets and interest income including intragroup	244,260	16,183	6.6	219,460	13,605	6.2	187,566	11,417	6.1
Intragroup elimination	(27,220)	(919)		(23,001)	(452)	2.0	(14,816)	(335)
Total interest earning assets and interest income	217,040	15,264	7.0	196,459	13,153	6.7	172,750	11,082	6.4
Non-interest earning assets
Cash, due from other financial institutions and regulatory deposits	1,399			1,574			975
Life insurance assets	13,167			12,423			10,278
All other assets	19,257			23,708			23,503
Provisions for bad and doubtful debts:
Australia	(1,435)			(1,310)			(1,263)
New Zealand	(266)			(235)			(127)
Other overseas	(42)			(85)			(141)
Total non-interest earning assets	32,080			36,075			33,225
Acceptances of customers:
Australia	5,235			4,502			4,402
Total assets	254,355			237,036			210,377

(1)          The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax.  The net interest income in the average balance sheet is presented on a tax equivalent basis.  This increased net interest income by $183 million (2004 $222 million, 2003 $197 million) comprised of an interest income benefit of $151 million (2004 $214 million, 2003 $197 million) and an interest expense benefit of $32 million (2004 $8 million, 2003 nil).

	Consolidated
	2005			2004			2003
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Deposits:
Australia	107,633	4,889	4.5	99,573	4,246	4.3	88,691	3,391	3.8
New Zealand	23,133	1,303	5.6	20,165	920	4.6	19,469	880	4.5
Other overseas	10,380	388	3.7	11,854	303	2.6	10,521	273	2.6
Due to other financial institutions:
Australia	3,735	165	4.4	2,053	66	3.2	1,873	44	2.3
New Zealand	807	62	7.7	518	31	6.0	272	20	7.4
Other overseas	3,636	106	2.9	2,335	14	0.6	1,937	57	2.9
Loan capital:
Australia	4,487	214	4.8	4,505	171	3.8	4,443	154	3.5
New Zealand	—	—	—	35	3	8.6	45	3	6.7
Other overseas	—	—	—	50	4	8.0	—	—	—
Other interest bearing liabilities(1):
Australia	25,103	2,056	n/a	22,486	1,943	n/a	19,172	1,399	n/a
New Zealand	466	153	n/a	434	243	n/a	390	167	n/a
Other overseas	17,681	500	n/a	13,925	232	n/a	10,112	171	n/a
Intragroup payable:
Australia	17,392	655	3.8	13,843	309	2.2	6,320	163	2.6
New Zealand	9,828	264	2.7	9,158	143	1.6	8,496	172	2.0
Interest bearing liabilities and interest expense including intragroup	224,281	10,755	4.8	200,934	8,628	4.3	171,741	6,894	4.0
Intragroup elimination	(27,220)	(919)		(23,001)	(452)	2.0	(14,816)	(335)
Total interest bearing liabilities and interest expense	197,061	9,836	5.0	177,933	8,176	4.6	156,925	6,559	4.2
Non-interest bearing liabilities
Deposits and due to other financial institutions:
Australia	3,939			4,002			3,989
New Zealand	2,118			1,587			1,039
Other overseas	274			255			251
Life insurance policy liabilities	11,305			10,381			9,723
All other liabilities	17,943			22,549			21,930
Total non-interest bearing liabilities	35,579			38,774			36,932
Acceptances:
Australia	5,235			4,502			4,402
Total liabilities	237,875			221,209			198,259
Shareholders’ equity	12,968			11,979			10,972
TOPrS	—			320			465
FIRsTS	655			655			511
2003 TPS	1,132			1,132			149
2004 TPS	685			335			—
Outside equity interests	1,040			1,406			21
Total equity	16,480			15,827			12,118
Total liabilities and equity	254,355			237,036			210,377

(1)          Includes interest accrued on hedging activities.

The following table allocates changes in net interest income between changes in volume and changes in rate for the last two financial years.  Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest—earning assets and average interest bearing liabilities.  The variance caused by changes in both volume and rate has been allocated in proportion to the relationship of the absolute dollar amount of each change to the total.

The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax.  The net interest income in the average balance sheet is presented on a tax equivalent basis.  This increased net interest income by $183 million (2004 $222 million, 2003 $197 million) comprised of an interest income benefit of $151 million (2004 $214 million, 2003 $197 million) and an interest expense benefit of $32 million (2004 $8 million, 2003 nil).

	Consolidated
	2005			2004
	Change due to			Change due to
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Assets
Interest-earning assets
Due from other financial institutions:
Australia	13	—	13	53	63	116
New Zealand	31	18	49	(6)	21	15
Other overseas	(12)	4	(8)	26	5	31
Investment and trading securities:
Australia	55	47	102	8	56	64
New Zealand	9	13	22	9	2	11
Other overseas	(27)	15	(12)	(64)	41	(23)
Regulatory deposits with central banks:
Other overseas	—	6	6	1	(1)	—
Loans and other receivables:
Australia	1,056	338	1,394	1,404	336	1,740
New Zealand	277	224	501	134	(11)	123
Other overseas	2	42	44	(31)	27	(4)
Impaired loans:
Australia	—	3	3	1	(3)	(2)
New Zealand	—	—	—	—	1	1
Other overseas	(2)	(1)	(3)	—	(1)	(1)
Intragroup receivable:
Other overseas	83	384	467	185	(68)	117
Total change in interest income including intragroup	1,485	1,093	2,578	1,720	468	2,188
Intragroup elimination	(83)	(384)	(467)	(185)	68	(117)
Total change in interest income	1,402	709	2,111	1,535	536	2,071
Interest-bearing liabilities
Deposits:
Australia	344	299	643	416	439	855
New Zealand	135	248	383	60	(20)	40
Other overseas	(38)	123	85	35	(5)	30
Public borrowings:
Australia	—	—	—	—	—	—
Due to other financial institutions:
Australia	54	45	99	4	18	22
New Zealand	17	14	31	18	(7)	11
Other overseas	8	84	92	12	(55)	(43)
Loan capital:
Australia	(1)	44	43	2	15	17
New Zealand	(3)	—	(3)	(1)	1	—
Other overseas	(4)	—	(4)	4	—	4
Other interest bearing liabilities:
Australia	226	(113)	113	242	302	544
New Zealand	18	(108)	(90)	19	57	76
Other overseas	63	205	268	64	(3)	61
Intragroup payable:
Australia	79	267	346	209	(63)	146
New Zealand	10	111	121	2	(31)	(29)
Total change in interest expense including intragroup	908	1,219	2,127	1,086	648	1,734
Intragroup elimination	(89)	(378)	(467)	(211)	94	(117)
Total change in interest expense	819	841	1,660	875	742	1,617
Change in net interest income:
Australia	422	(154)	268	593	(259)	334
New Zealand	140	(10)	130	39	13	52
Other overseas	15	38	53	2	66	68
Total change in net interest income	577	(126)	451	634	(180)	454

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

Primary reporting - business segments

The business segments are defined by the customers they service and the services they provide.  The Business and Consumer Banking segment is responsible for servicing and product development for consumer and smaller to medium-sized business customers within Australia.  The BT Financial Group designs, manufactures and services financial products that enable customers to achieve their financial goals through the accumulation, management and protection of personal wealth.  The Institutional Banking segment represents primarily corporations and institutional customers either based in, or with interests in, Australia and New Zealand, and also provides certain services to middle-market business banking customers in Australia and New Zealand.  The New Zealand Banking segment provides banking and wealth management services to consumer and retail business customers.  Other includes the results of Business and Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions.  The majority of the direct operating expenses of Other are recharged back to the business segments as indicated in the internal charges line within operating expenses.

	Consolidated 2005
	Business and	BT Financial	Institutional	New Zealand
	Consumer Banking	Group Australia	Banking	Banking	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers	10,531	2,946	3,293	2,737	1,753	21,260
Internal revenue(1)	320	18	4,267	1,807	(6,412)	—
Total segment revenue	10,851	2,964	7,560	4,544	(4,659)	21,260
Interest income	9,267	165	2,321	2,055	1,305	15,113
Interest expense	(3,052)	—	(1,271)	(945)	(4,600)	(9,868)
Internal charges(1)	(2,515)	(129)	(545)	(290)	3,479	—
Net interest income	3,700	36	505	820	184	5,245
Non-interest income	1,304	865	398	410	583	3,560
Internal charges(1)	69	(145)	457	1	(382)	—
Operating income	5,073	756	1,360	1,231	385	8,805
Depreciation and goodwill amortisation	(143)	(70)	(26)	(102)	(109)	(450)
Other non-cash expenses	(81)	(14)	(14)	(5)	(103)	(217)
Other operating expenses	(1,559)	(318)	(378)	(491)	(860)	(3,606)
Bad and doubtful debts	(309)	—	(40)	(33)	—	(382)
Internal charges(1)	(845)	(52)	(163)	(21)	1,081	—

Profit from ordinary activities before income tax expense	2,136	302	739	579	394	4,150
Income tax expense	(657)	(89)	(212)	(192)	(72)	(1,222)
Net profit	1,479	213	527	387	322	2,928
Net profit attributable to outside equity interests	—	—	(12)	(4)	(94)	(110)
Net profit attributable to equity holders of Westpac Banking Corporation	1,479	213	515	383	228	2,818
Total assets	148,308	16,865	46,656	30,300	17,624	259,753
Total liabilities	101,429	12,092	32,804	26,039	70,177	242,541
Acquisition of fixed assets and goodwill	1	7	78	65	264	415

(1)          Internal revenue and charges are eliminated on consolidation.

Changes in the carrying value of goodwill related to each business segment for the year ended 30 September 2005 are presented in the table below.

	Consolidated 2005
	Business and	BT Financial	Institutional	New Zealand
	Consumer Banking	Group Australia	Banking	Banking	Other	Total
	$m	$m	$m	$m	$m	$m
Balance at beginning of the year	620	1,225	33	513	3	2,394
Goodwill acquired during the year	—	—	77	—	—	77
Foreign exchange adjustment/other adjustments	2	(2)	—	(14)	1	(13)
Goodwill amortisation	(58)	(63)	(3)	(41)	(3)	(168)
Balance at year end	564	1,160	107	458	1	2,290

	Consolidated 2004
	Business and	BT Financial	Institutional	New Zealand
	Consumer Banking	Group Australia	Banking	Banking	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers	9,484	1,849	2,605	2,225	1,301	17,464
Internal revenue(1)	264	41	2,634	1,612	(4,551)	—
Total segment revenue	9,748	1,890	5,239	3,837	(3,250)	17,464
Interest income	8,315	129	1,569	1,835	1,091	12,939
Interest expense	(2,647)	—	(572)	(823)	(4,142)	(8,184)
Internal charges(1)	(2,253)	(104)	(536)	(208)	3,101	—
Net interest income	3,415	25	461	804	50	4,755
Non-interest income	1,204	762	760	413	116	3,255
Internal charges(1)	86	(173)	43	2	42	—
Operating income	4,705	614	1,264	1,219	208	8,010
Depreciation and goodwill amortisation	(103)	(70)	(8)	(104)	(142)	(427)
Other non-cash expenses	(78)	(10)	(16)	(2)	(120)	(226)
Other operating expenses	(1,545)	(314)	(393)	(509)	(690)	(3,451)
Bad and doubtful debts	(340)	—	5	(37)	(42)	(414)
Internal charges(1)	(797)	(44)	(147)	(16)	1,004	—
Profit from ordinary activities before income tax expense	1,842	176	705	551	218	3,492
Income tax expense	(563)	(50)	(211)	(185)	96	(913)
Net profit	1,279	126	494	366	314	2,579
Net profit attributable to outside equity interests	—	—	(3)	(3)	(34)	(40)
Net profit attributable to equity holders of Westpac Banking Corporation	1,279	126	491	363	280	2,539
Total assets	138,093	14,956	48,803	27,908	15,319	245,079
Total liabilities	92,306	11,122	33,617	25,069	66,648	228,762
Acquisition of fixed assets and goodwill	160	17	57	32	18	284

(1)          Internal revenue and charges are eliminated on consolidation.

Changes in the carrying value of goodwill related to each business segment for the year ended 30 September 2004 are presented in the table below.

	Consolidated 2004
	Business and	BT Financial	Institutional	New Zealand
	Consumer Banking	Group Australia	Banking	Banking	Other	Total
	$m	$m	$m	$m	$m	$m
Balance at beginning of the year	679	1,311	35	529	4	2,558
Goodwill acquired during the year	—	—	—	—	—	—
Foreign exchange adjustment/other adjustments	(1)	(25)	—	27	(1)	—
Goodwill amortisation	(58)	(61)	(2)	(43)	—	(164)
Balance at year end	620	1,225	33	513	3	2,394

	Consolidated
	2003
	Business and	BT Financial	Institutional	New Zealand
	Consumer Banking	Group Ausralia	Banking	Banking	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers	8,109	1,410	2,721	2,115	706	15,061
Internal revenue(1)	241	52	1,313	(423)	(1,183)	—
Total segment revenue	8,350	1,462	4,034	1,692	(477)	15,061
Interest income	6,901	94	1,330	1,521	1,039	10,885
Interest expense	(2,129)	(1)	(535)	(750)	(3,144)	(6,559)
Internal charges(1)	(1,729)	(59)	(372)	(70)	2,230	—
Net interest income	3,043	34	423	701	125	4,326
Non-interest income	1,191	726	665	352	70	3,004
Internal charges(1)	114	(189)	33	—	42	—
Operating income	4,348	571	1,121	1,053	237	7,330
Depreciation and goodwill amortisation	(98)	(78)	(4)	(70)	(163)	(413)
Other non-cash expenses	(74)	(10)	(14)	(3)	(118)	(219)
Other operating expenses	(1,636)	(298)	(328)	(466)	(566)	(3,294)
Bad and doubtful debts	(321)	—	(107)	(45)	(12)	(485)
Internal charges(1)	(618)	(28)	(127)	(19)	792	—
Profit from ordinary activities before income tax expense	1,601	157	541	450	170	2,919
Income tax expense	(493)	(47)	(157)	(146)	115	(728)
Net profit	1,108	110	384	304	285	2,191
Net profit attributable to outside equity interests	—	—	(2)	(2)	(4)	(8)
Net profit attributable to equity holders of Westpac Banking Corporation	1,108	110	382	302	281	2,183
Total assets	123,313	13,922	52,235	22,471	9,398	221,339
Total liabilities	85,078	10,343	36,376	22,727	52,819	207,343
Acquisition of fixed assets and goodwill	177	888	113	92	17	1,287

(1)          Internal revenue and charges are eliminated on consolidation.

Changes in the carrying value of goodwill related to each business segment for the year ended 30 September 2003 are presented in the table below.

	Consolidated 2003
	Business and	BT Financial	Institutional	New Zealand
	Consumer Banking	Group Australia	Banking	Banking	Other	Total
	$m	$m	$m	$m	$m	$m
Balance at beginning of the year	737	503	—	507	7	1,754
Goodwill acquired during the period	—	868	37	59	—	964
Foreign exchange adjustment/other adjustments	—	—	—	2	1	3
Goodwill amortisation	(58)	(60)	(2)	(39)	(4)	(163)
Balance at year end	679	1,311	35	529	4	2,558

Secondary reporting - geographic segments

Geographic segmentation of profit, revenue, operating net profit, assets and acquisition of fixed assets and goodwill is based on the location of the office in which these items are booked.  Intersegment pricing is determined on an arm’s length basis.

	2005		2004		2003
	$m	%	$m	%	$m	%
Operating revenue
Australia	17,356	81.6	14,278	81.8	12,168	80.8
New Zealand	3,288	15.5	2,709	15.5	2,530	16.8
Other(1)	616	2.9	477	2.7	363	2.4
Total	21,260	100.0	17,464	100.0	15,061	100.0
Profit from ordinary activities before income tax expense
Australia	3,035	73.1	2,464	70.5	2,267	77.7
New Zealand	749	18.0	718	20.6	430	14.7
Other(1)	366	8.7	310	8.9	222	7.6
Total	4,150	99.8	3,492	100.0	2,919	100.0
Net profit attributable to equity holders of Westpac Banking Corporation
Australia	1,841	65.3	1,584	62.4	1,604	73.5
New Zealand	592	21.0	638	25.1	386	17.7
Other(1)	385	13.7	317	12.5	193	8.8
Total	2,818	100.0	2,539	100.0	2,183	100.0
Assets
Australia	210,687	81.1	197,901	80.8	179,908	81.3
New Zealand	40,053	15.4	38,062	15.5	32,945	14.9
Other(1)	9,013	3.5	9,116	3.7	8,486	3.8
Total	259,753	100.0	245,079	100.0	221,339	100.0
Acquisition of fixed assets and goodwill
Australia	338	81.4	229	80.6	1,168	90.8
New Zealand	65	15.7	44	15.5	107	8.3
Other(1)	12	2.9	11	3.9	12	0.9
Total	415	100.0	284	100.0	1,287	100.0

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

The following tables set out the credit risk concentrations of the Group:

	Consolidated 2005
	Trading	Investment			Credit		Life Insurance
	Securities	Securities	Loans	Acceptances	Commitments(1)	Derivatives(1)	Assets	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia

Government and other public authorities	3,886	—	223	9	415	182	—	4,715
Agriculture, forestry and fishing	—	—	2,211	1,516	173	14	—	3,914
Commercial and financial	4,126	721	44,296	2,418	11,083	18,115	13,682	94,441
Real estate - construction	—	—	2,487	263	1,040	280	—	4,070
Real estate - mortgage	—	—	82,182	—	513	—	—	82,695
Instalment loans and other personal lending	—	—	25,404	658	338	—	—	26,400
Lease financing	—	—	4,201	—	—	—	—	4,201
Total Australia	8,012	721	161,004	4,864	13,562	18,591	13,682	220,436
New Zealand

Government and other public authorities	944	—	436	—	124	22	—	1,526
Agriculture, forestry and fishing	—	—	2,864	—	43	1	—	2,908
Commercial and financial	443	—	9,033	—	1,553	1,978	58	13,065
Real estate - construction	—	—	434	—	30	4	—	468
Real estate - mortgage	—	—	19,464	—	1,768	—	—	21,232
Instalment loans and other personal lending	—	—	1,773	—	11	—	—	1,784
Total New Zealand	1,387	—	34,004	—	3,529	2,005	58	40,983
Other overseas

Government and other public authorities	—	57	10	—	36	24	—	127
Agriculture, forestry and fishing	—	—	44	—	—	—	—	44
Commercial and financial	—	1,650	1,527	—	2,275	2,876	—	8,328
Real estate - construction	—	—	24	—	3	1	—	28
Real estate - mortgage	—	—	410	—	7	—	—	417
Instalment loans and other personal lending	—	—	281	—	246	—	—	527
Lease financing	—	—	14	—	—	—	—	14
Total other overseas	—	1,707	2,310	—	2,567	2,901	—	9,485
Total	9,399	2,428	197,318	4,864	19,658	23,497	13,740	270,904
Other risk concentrations
Amounts due from other financial institutions								10,896
Regulatory deposits								347
Total gross credit risk								282,147

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

	Consolidated 2004
	Trading	Investment			Credit		Life Insurance
	Securities	Securities	Loans	Acceptances	Commitments(1)	Derivatives(1)	Assets	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia

Government and other public authorities	4,706	—	167	12	701	166	—	5,752
Agriculture, forestry and fishing	—	—	1,707	1,502	85	19	—	3,313
Commercial and financial	3,583	1,114	38,847	3,075	10,460	13,242	12,890	83,211
Real estate - construction	—	—	1,348	278	1,168	218	—	3,012
Real estate - mortgage	—	—	77,176	—	557	—	—	77,733
Instalment loans and other personal lending	—	—	25,341	667	324	—	—	26,332
Lease financing	—	—	4,133	—	—	—	—	4,133
Total Australia	8,289	1,114	148,719	5,534	13,295	13,645	12,890	203,486
New Zealand

Government and other public authorities	1,171	—	125	—	114	4	—	1,414
Agriculture, forestry and fishing	—	—	2,163	—	40	—	—	2,203
Commercial and financial	238	—	12,156	—	1,366	1,923	67	15,750
Real estate - construction	—	—	217	—	67	7	—	291
Real estate - mortgage	—	—	17,586	—	1,600	—	—	19,186
Instalment loans and other personal lending	—	—	1,134	—	11	—	—	1,145
Total New Zealand	1,409	—	33,381	—	3,198	1,934	67	39,989
Other overseas

Government and other public authorities	—	110	13	—	1	5	—	129
Agriculture, forestry and fishing	—	—	14	—	—	—	—	14
Commercial and financial	—	2,490	1,326	—	2,678	3,090	—	9,584
Real estate - construction	—	—	28	—	3	2	—	33
Real estate - mortgage	—	—	377	—	6	—	—	383
Instalment loans and other personal lending	—	—	285	—	229	—	—	514
Lease financing	—	—	52	—	—	—	—	52
Total other overseas	—	2,600	2,095	—	2,917	3,097	—	10,709
Total	9,698	3,714	184,195	5,534	19,410	18,676	12,957	254,184
Other risk concentrations
Amounts due from other financial institutions								9,538
Regulatory deposits								523
Total gross credit risk								264,245

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

Note 31.  Auditors’ remuneration

	Consolidated			Parent Entity
	2005	2004	2003	2005	2004
	$’000	$’000	$’000	$’000	$’000
Remuneration for audit or review of the financial statements
Auditors of Westpac Banking Corporation	4,928	3,380	2,973	4,928	3,380
Auditors of controlled entities:
PricewaterhouseCoopers	1,095	1,005	1,147	—	—
Other auditors	23	29	37	—	—
	6,046	4,414	4,157	4,928	3,380
Goods and services tax	594	430	407	492	336
	6,640	4,844	4,564	5,420	3,716
Remuneration for other audit services:
PricewaterhouseCoopers - Australian firm	1,772	1,142	982	1,207	695
Related practices of PricewaterhouseCoopers	223	216	298	123	132
	1,995	1,358	1,280	1,330	827
Goods and services tax	197	131	121	130	78
	2,192	1,489	1,401	1,460	905
Total remuneration for audit services	8,832	6,333	5,965	6,880	4,621

Remuneration for audit-related services:
PricewaterhouseCoopers - Australian firm	1,687	2,107	1,974	1,526	1,548
Related practices of PricewaterhouseCoopers	204	130	464	125	28
	1,891	2,237	2,438	1,651	1,576
Goods and services tax	177	227	239	151	159
	2,068	2,464	2,677	1,802	1,735
Remuneration for taxation services:
PricewaterhouseCoopers - Australian firm	19	234	1,043	3	166
Related practices of PricewaterhouseCoopers	415	395	149	273	253
	434	629	1,192	276	419
Goods and services tax	49	61	113	32	46
	483	690	1,305	308	465
Remuneration for other services:
PricewaterhouseCoopers - Australian firm	227	151	213	13	67
Related practices of PricewaterhouseCoopers	45	12	193	45	12
	272	163	406	58	79
Goods and services tax	25	16	40	4	8
	297	179	446	62	87
Total remuneration for non-audit services	2,848	3,333	4,428	2,172	2,287
Total audit and non-audit services (excluding goods and services tax)	10,638	8,801	9,473	8,243	6,281
Goods and services tax	1,042	865	920	809	627
Total audit and non-audit services (including goods and services tax)	11,680	9,666	10,393	9,052	6,908

It is Westpac’s policy to employ the external auditors on assignments additional to their statutory audit duties, only if their independence is not impaired or seen to be impaired, and where their expertise or experience with Westpac is important.  Audit services include review of the year end and half year end statutory reports for the Bank, its controlled entities and the consolidated Group.

Audit-related services include consultations regarding accounting standards and reporting requirements, due diligence relating to acquisitions and mergers, regulatory compliance reviews and comfort letters associated with debt issues and capital raisings.

Taxation services include compliance and advisory services.

Other services include technical information services, insolvency services and support for a report writing tool.

The external auditor, PricewaterhouseCoopers, also provides audit and non-audit services to non-consolidated entities including non-consolidated securitisation vehicles sponsored by the Westpac Group, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds.  The fees in respect of these services were approximately $3.6 million in total (2004 $3.7 million).  PricewaterhouseCoopers may also provide audit and non-audit services to other entities in which Westpac holds a minority interest, and which are not consolidated.  Westpac is not aware of the amount of any fees paid by those entities.

Note 32.  Expenditure commitments

	Consolidated		Parent Entity
	2005	2004	2005	2004
	$m	$m	$m	$m
Commitments for capital expenditure not provided for in the financial statements
Payable within one-year	32	43	30	40
Payable later than one-year but not later than five years	5	22	5	22
Total commitments for capital expenditure not provided for in the financial statements	37	65	35	62
Lease commitments (all leases are classified as operating leases)
Premises and sites	1,549	1,554	1,549	1,553
Furniture and equipment	8	17	8	17
Total lease commitments	1,557	1,571	1,557	1,570
Due within one-year	235	247	235	246
Due after one-year but not later than five years	667	598	667	598
Due after five years	655	726	655	726
Total lease commitments	1,557	1,571	1,557	1,570

As at 30 September 2005, the total future minimum lease payments expected to be received by both the Group and Westpac from non-cancellable sub-leases was $28 million (2004 $14 million).

Operating lease arrangements

Operating leases are entered into to meet the business needs of the Group.  Leases are primarily over commercial and retail premises and plant and equipment.  Lease rentals are determined in accordance with market conditions when leases are entered into or on rental review dates or are linked to fixed review structures.  Leased premises that have become excess to the Group’s business needs have been sub-let where possible and any expected rental shortfalls fully provided for.  There are no restrictions imposed on the Group by lease arrangements other than in respect of the specific premises being leased.

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

On 7 March 2003, Westpac executed an agreement for lease (74,000 m(2) of office space) with Leighton Properties Pty Limited in relation to new premises being developed at the northern end of Darling Harbour near King Street in Sydney, Australia.  The new site is bounded by Kent, Erskine, Napoleon and Sussex streets.  The project to fit out the building and relocate approximately 5,200 staff to the new site is called the ‘Our Great Place’ project.  This project will result in the consolidation of our existing ten Sydney Central Business District offices into just two main locations, being Our Great Place and our existing office at 60 Martin Place.

Construction of the new premises is underway.  It will consist of two office towers of 21 and 32 levels linked by a common foyer and will include two levels of retail space, a retail branch, childcare facilities, an urban park, and both tenant and public parking.  Westpac has signed a 12 year lease on the building with three six year options to extend.  The completion of the building is expected in November 2006, with our employees progressively occupying the premises throughout 2006 and 2007.  The initial twelve year lease commitment is included in the lease commitment table above.

Significant long term contracts

On 4 February 2005, Westpac, in conjunction with the National Australia Bank and the Commonwealth Bank of Australia, entered into a twelve year arrangement with Fiserv Solutions Australia Pty Limited for the provision of voucher (cheque) processing services.  As a result of this “utility” style agreement, Westpac’s existing agreement with Unisys Payment Services Limited for cheque processing will be terminated progressively as services are transitioned to the new provider.  Westpac expects to incur costs of approximately $217 million in acquiring services from Fiserv under the new contract over a period of approximately 12 years.

On 10 May 2004, Westpac entered into a five year agreement with Keycorp Payment Services for Electronic Funds Transfer Point of Sale (EFTPoS) terminals in Australia.  Keycorp assumed responsibility for fleet services (including the provision of support and maintenance) of the EFTPoS terminals as well as all asset management functions.  Keycorp is also responsible for the supply and management of the EFTPoS terminals and the Terminal Operating System and the integration with a new Terminal Application Management system.  Westpac retains control over the merchant base (including contractual terms, fees and direct contact by Keycorp) as well as the decision as to what software applications are to be loaded on the EFTPoS fleet.

On 30 September 2002, Westpac entered into a ten year agreement with First Data Resources Australia Limited (First Data) to provide a managed service for our cards processing.  This involves managing the application within the Westpac/IBM environment.  First Data assumed responsibility for the Group’s Australasian cards processing in phases from October 2002.  Westpac retains control of our cards sales, credit, collections and customer service functions.  The estimated costs to be paid by Westpac over the life of the multi-year agreement is expected to be approximately $100 million.

On 1 October 2001, Westpac entered into a ten year agreement with EDS (Business Process Administration) Pty Limited whereby they will provide mortgage and other processing services in connection with the mortgage loan portfolio.  The residual value of the agreement is approximately $650 million.

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

The Group’s principal defined benefit scheme for employees in Australia, the Westpac Staff Superannuation Plan (WSSP) provides lump sum and pension benefits.  WSSP also has a section which provides accumulation benefits.  The Group’s contribution for the year ended 30 September 2005 was $20 million (2004 and 2003 nominal).

An actuarial review of the WSSP, as at 30 June 2003, was carried out by independent actuaries.  A full actuarial valuation of the scheme is undertaken every three years.

The financial status of WSSP and the principal defined benefit schemes overseas were as follows:

		WSSP	Overseas Schemes	Total
		$m	$m	$m
2005
(i)	Present value of employees’ accrued benefits(1)	1,467	339	1,806
(ii)	Net market value of assets held by the scheme to meet future benefit payments:	1,584	292	1,876
	Excess/(shortfall) of assets held to meet future benefit payments over present value of employees’ accrued benefits	117	(47)	70
(iii)	Vested benefits(2)	1,283	337	1,620

2004
(i)	Present value of employees’ accrued benefits(1)	1,376	355	1,731
(ii)	Net market value of assets held by the scheme to meet future benefit payments:	1,514	288	1,802
	Excess/(shortfall) of assets held to meet future benefit payments over present value of employees accrued benefits	138	(67)	71
(iii)	Vested benefits(2)	1,197	325	1,522

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

The above amounts have been extracted from the financial statements and actuarial valuations or reviews of the schemes as at:

•                  for WSSP: 2005 - items (i) and (ii) 30 September 2005, (iii) 30 June 2005; 2004 - items (i), (ii) and (iii) 30 June 2004; and

•                  for overseas schemes: 2005 - various dates between 30 June 2004 and 30 September 2005; 2004 - various dates between 5 April 2003 and 30 June 2004.

The Group has no material obligations in respect of post-retirement employee benefits other than superannuation.

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

The Group uses the same credit policies in making commitments and conditional obligations as it does for on—balance sheet instruments.

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

The Group is obliged to repurchase securitised loans where there is a breach of warranty within 120 days of sale, or where the securitised loans cease to conform with the terms and conditions of the Westpac Securitisation Trust program (refer to Note 12).

Off-balance sheet credit risk related financial instruments and maturity breakdown of the credit equivalent are shown below:

	Consolidated				Parent Entity
	2005		2004		2005		2004
	Contract or Notional Amount	Credit Equivalent(1)	Contract or Notional Amount	Credit Equivalent(1)	Contract or Notional Amount	Credit Equivalent(1)	Contract or Notional Amount	Credit Equivalent(1)
	$m	$m	$m	$m	$m	$m	$m	$m
Credit risk related instruments
Standby letters of credit and financial guarantees(2)	5,025	2,625	4,959	2,571	4,978	2,577	4,938	2,550
Trade letters of credit(3)	1,994	399	1,824	365	1,983	397	1,821	364
Non-inancial guarantees(4)	5,973	2,987	5,105	2,552	5,973	2,987	5,105	2,552
Commitments to extend credit:
Residual maturity less than one year(5)	27,319	—	26,207	—	27,279	—	26,164	—
Residual maturity one year or more	28,497	9,824	26,216	9,157	28,491	9,821	26,214	9,156
Other commitments(6)	6,811	3,823	6,335	4,765	6,811	3,823	6,334	4,764
Total credit risk-related instruments	75,619	19,658	70,646	19,410	75,515	19,605	70,576	19,386

(1)          Credit equivalents are determined in accordance with the APRA risk-weighted capital adequacy guidelines (refer to Note 42).

(2)          This included $2.9 billion (2004 $2.4 billion) cash collateralised guarantees.

(3)          Trade letters of credit are for terms up to one year secured against an underlying shipment of goods or backed by a confirmatory letter from another bank.

(4)          Non-financial guarantees include other trade related letters of credit and obligations backing the performance of commercial contracts.

(5)          The credit conversion factor is 0% for credit commitments with a residual maturity of less than one year or which can be unconditionally cancelled by the Group at any time without notice.

(6)          Other commitments included forward purchases of assets, forward deposits, underwriting commitments and credit derivatives.

	Consolidated
	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m
2005
Standby letters of credit and financial guarantees	1,559	628	201	237	2,625
Trade letters of credit	8	244	—	147	399
Non-financial guarantees	296	1,715	70	906	2,987
Commitments to extend credit, residual maturity one year or more	—	4,525	2,110	3,188	9,823
Other commitments	1,913	608	611	692	3,824
Total commercial commitments	3,776	7,720	2,992	5,170	19,658

2004
Standby letters of credit and financial guarantees	1,402	827	98	244	2,571
Trade letters of credit	4	225	1	135	365
Non-financial guarantees	209	1,603	58	682	2,552
Commitments to extend credit, residual maturity one year or more	—	4,904	1,740	2,513	9,157
Other commitments	2,296	588	1,128	753	4,765
Total commercial commitments	3,911	8,147	3,025	4,327	19,410

The credit commitments shown in the previous tables also constitute contingent assets.  These commitments would be classified as loans and other assets in the statement of financial position on the contingent event occurring.

Additional liabilities and commitments

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2005:

•                  $20 million (2004 $17 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act, 1987 and the Workplace Injury Management and Workers Compensation Act, 1998 (New South Wales);

•                  $5 million (2004 $5 million) based on an actuarial assessment as a self-insurer under the Accident Compensation Act, 1985 (Victoria); and

•                  $2 million (2004 $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act, 2003 (Queensland).

Adequate provision has been made for these liabilities in the provision for annual leave and other staff benefits (refer to Note 22)

Litigation

•                  contingent liabilities exist in respect of actual and potential claims and proceedings.  An assessment of the Group’s likely loss has been made on a case-by-case basis and a provision has been made where appropriate within the provisions for bad and doubtful debts (refer to Note 13) or the provision for non-lending losses (refer to Note 22).

•                  we are one of 20 defendants named in proceedings concerning the Bell Group of companies.  The proceedings have been brought by the liquidators of several Bell Group companies and seek to challenge our entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990’s.  The proceedings are complex and are anticipated to continue for a further 15 months.  It is not possible to estimate the potential impact, however, we believe that we have good prospects of success.

•                  the New Zealand Commerce Commission has laid 106 charges against us, along with several other New Zealand credit card providers, under the Fair Trading Act 1986 in relation to disclosure of international currency conversion fees charged on credit and debit card transactions.  Penalties under the Fair Trading Act 1986 could include a fine of up to NZ$200,000 (A$181,851) per charge and refunds to customers of fees collected.  We are considering our position in relation to the charges and at this stage do not consider it necessary to raise a provision in relation to this matter.

New Zealand Inland Revenue Department Investigation

The New Zealand Inland Revenue Department (“NZIRD”) is reviewing a number of structured finance transactions as part of its audit of the 1999 to 2002 tax years.  This is part of a broader NZIRD investigation and review of structured finance transactions in the New Zealand market.

The transactions in question have been progressively run down and have now all been unwound.  Potential interest continues to accrue on the core tax if the NZIRD is successful in its challenge.

On 30 September 2004, Westpac received assessments totalling NZ$18 million (A$16 million) (NZ$25 million (A$23 million) with interest) in respect of three transactions for the 1999 tax year.  On 31 March 2005, the NZIRD issued further amended tax assessments relating to the 2000 tax year that will impact three structured finance transactions in place in the 1999 tax year and an additional two structured finance transactions undertaken in the 2000 tax year only.  The maximum potential tax liability reassessed for the 2000 tax year is NZ$61 million (A$55 million) (NZ$85 million (A$77 million) with interest).  The potential primary tax in dispute for all five of these transactions for the years up to and including 30 September 2005 is NZ$220 million (A$200 million) (this includes the amounts noted above).  With interest this increases to NZ$296 million (A$269 million) (calculated to 30 September 2005).  The additional tax assessed in respect of the 1999 and 2000 tax years (NZ$79 million (A$72 million) tax plus interest as noted above) has been paid to the NZIRD as ‘tax in dispute’ to prevent further interest accruing.  This has been recorded in the Financial Statements as a receivable in ‘Other assets’ reflecting Westpac’s position as noted below.

The NZIRD is also investigating other transactions undertaken by Westpac, which have materially similar features to those for which assessments have been received.  Should the NZIRD take the same position across all of these transactions, for the years up to and including the year ended 30 September 2005, the overall primary tax in dispute will be approximately NZ$611 million (A$556 million) (including the amounts noted above).  With interest this increases to approximately NZ$750 million (A$682 million) (calculated to 30 September 2005).

Westpac sought a binding ruling from the NZIRD on an initial transaction in 1999 which, following extensive review by the NZIRD, was confirmed in early 2001.  The principles underlying that ruling are applicable to, and have been followed in, all subsequent transactions.

At the time of entering the transactions, we received independent tax and legal opinions, which confirmed that the transactions complied with New Zealand law.  Legal counsel has confirmed that the relevant parts of these opinions remain consistent with New Zealand law.

As previously disclosed, Westpac is confident that the original tax treatment applied by us in all cases is correct.  Westpac remains of the view that the transactions are legitimate and do not constitute tax avoidance.  Accordingly, no tax provision has been raised in respect of these matters.

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

Parent entity guarantees and undertakings

Excluded from the consolidated amounts disclosed above are the following guarantees and undertakings extended to entities in the Group by Westpac:

•                  guarantees of commercial paper and other debt securities issued by Westpac Capital Corporation and WestpacTrust Securities NZ Limited in which the proceeds are in accordance with guidelines provided by APRA, immediately on lent to Westpac;

•                  issue of letters of comfort in respect of certain controlled entities in the normal course of business.  The letters recognise that Westpac has a responsibility to ensure that those controlled entities continue to meet their obligations;

•                  guarantee of the repayment of loans made by Westpac Bank-PNG-Limited to the extent that they exceed a prescribed limit; and

•                  guarantee of the repayment of loans made by Westpac Bank Samoa Limited to the extent that they exceed a prescribed limit.

Note 35.  Derivative financial instruments

Derivative contracts are typically cash settled include forwards, futures, swaps and options, all of which are bilateral contracts or payment exchange agreements, whose values derive from the value of an underlying asset, reference rate or index.  Derivatives are flexible and cost-effective tools for assisting in the management of interest rate, exchange rate, commodity, credit and equity exposures.

A forward contract obliges one party to buy and the other to sell, a specific underlying product or instrument at a specific price and an amount at a future date.

A forward rate agreement is an agreement between two parties establishing a contract interest rate on a notional principal over a specified period commencing at a specific future date.

A futures contract obliges its owner to buy (or sell) a standard quantity of an underlying commodity or financial instrument at a specified price on the contract maturity date (or to settle the value for cash).  Futures are exchange-traded.

A swap transaction obliges the two parties to the contract to exchange a series of cash flows at specified intervals known as payment or settlement dates.

An option contract gives the option holder the right, but not the obligation, to buy (or sell) a specified amount of a given commodity or financial instrument at a specified price during a certain period or on a specific date.  The seller of the option contract is obliged to perform if the holder exercises the right contained therein.

The following terms are used in the remainder of this note to describe the Group’s exposure to derivatives.

The ‘notional amount’ is a measure of the volume which may be used for examining changes in derivative activity over time.  The notional amount is the face value of the contract.  Unlike an on-balance sheet financial instrument, the notional amount of a derivative does not reflect the amount at risk which is generally a small fraction of this value.

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

The Group uses derivatives in two distinct capacities; as a dealer and as an end-user as part of its asset and liability management activities.  As a dealer, the Group’s primary objective is to derive income from the sale of derivatives to meet Westpac’s customers’ needs.  In addition to the sale of derivatives to customers, the Group also undertakes market making and discretionary trading activities.  Market making involves providing quotes to other dealers who reciprocate by providing the Group with their own quotes.  This process ensures liquidity in the key markets in which the Group operates.  The Group also trades on its own account to exploit arbitrage opportunities and market anomalies, as well as to take outright views on market direction.  These activities, represent a limited part of the Group’s derivative activities.

Certain leveraged derivatives include an explicit leverage factor in the payment formula.  The leverage factor has the effect of multiplying the notional amount such that the impact of changes in the underlying price or prices may be greater than that indicated by the notional amount alone.  The Group has no significant exposure to these types of transactions.

The following table provides details of the Group’s outstanding derivatives used for trading and hedging activities as at 30 September.

Credit derivatives used for credit portfolio diversification purposes are included within other commitments in Note 34.

	Notional Amount	Regulatory Credit Equivalent	Positive Mark-to-Market (replacement cost)	Negative Mark-to-Market	Average Positive Mark-to-Market (replacement cost)	Average Negative Mark-to-Market
	$m	$m	$m	$m	$m	$m
Derivatives 2005
Interest rate
Futures	66,746	—	—	—	—	—
Forwards	36,290	6	5	4	7	6
Swaps	459,779	4,744	2,519	2,647	2,809	2,753
Purchased options	19,728	58	33	—	37	—
Sold options	6,858	—	—	24	—	26
Foreign exchange
Forwards	287,232	5,265	2,265	2,756	3,960	4,773
Swaps	146,395	10,688	4,671	4,587	3,702	4,106
Purchased options	22,695	730	351	—	509	—
Sold options	20,006	—	—	328	—	475
Commodities	10,111	1,310	260	226	176	143
Equities and credit	10,970	696	270	50	100	68
Total derivatives	1,086,810	23,497	10,374	10,622	11,300	12,350
Total derivatives include the following derivatives used for hedging
Interest rate
Futures	53,437
Forwards	—
Swaps	82,675
Purchased options	2,000
Foreign exchange
Forwards	682
Swaps	71,495
Total hedging derivatives	210,289
Derivatives 2004
Interest rate
Futures	78,920	—	—	—	—	—
Forwards	54,822	10	10	10	7	7
Swaps	352,897	4,493	2,656	2,640	3,245	3,071
Purchased options	12,336	77	47	—	73	—
Sold options	6,614	—	—	27	—	72
Foreign exchange
Forwards	224,120	5,488	2,916	3,430	5,520	6,258
Swaps	94,162	6,021	1,685	3,217	2,325	3,418
Purchased options	57,865	1,500	602	—	1,395	—
Sold options	51,464	—	—	612	—	1,507
Commodities	3,634	476	141	107	105	76
Equities and credit	12,348	611	93	35	88	34
Total derivatives	949,182	18,676	8,150	10,078	12,758	14,443
Total derivatives include the following derivatives used for hedging
Interest rate
Futures	57,634
Forwards	—
Swaps	46,019
Purchased options	2,493
Foreign exchange
Forwards	6
Swaps	21,575
Total hedging derivatives	127,727

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

	Notional Principal Amount
	2005	2004
	$m	$m
Derivatives used for asset and liability management purposes
Interest rate
Forwards	4,075	2,555
Swaps	21,445	51,583
Purchased options	1,173	1,825
Foreign exchange
Forwards	677	600
Swaps	25,228	37,732
Total derivatives used for asset and liability management purposes	52,598	94,295

Where hedge transactions are terminated prior to the maturity of the underlying exposures, gains or losses on termination or redesignation are deferred and recognised over the remaining term of the underlying exposure.  As at 30 September 2005, the net amount of the deferred gains in relation to terminated, redesignated and matured hedge contracts was $4.1 million (2004 $8.8 million loss) which will be amortised to the statement of financial performance.

Note 36.  Interest rate risk

Sensitivity to interest rates arises from mismatches in the interest rate characteristics of the assets and their corresponding liability funding.  One of the major causes of these mismatches is timing differences in the repricing of the asset and liabilities.  These mismatches are actively managed as part of the overall interest rate risk management process, which is conducted in accordance with Group policy guidelines.

The following table represents a break down of the contractual repricing, by time, of the Group’s net asset position as at 30 September 2005.  The Group uses this contractual repricing information as a base, which is then altered to take account of consumer behaviour, to manage its interest rate risk.

	Consolidated
	2005
		Between	Between	Between		Non-		Weighted
	Less than	1 to 3	3 Months	1 and 5	Over	Interest		Average
	1 Month	Months	and 1 Year	Years	5 Years	Bearing	Total	Rate(1)
	$m	$m	$m	$m	$m	$m	$m	%
Australia
Assets
Cash and balances with central banks	—	—	—	—	—	1,628	1,628	—
Due from other financial institutions	3,064	—	—	1,400	—	443	4,907	6.1
Trading securities	8,050	—	—	—	—	(38)	8,012	5.8
Investment securities	217	233	14	257	—	—	721	5.6
Loans(2)	122,834	10,568	10,166	17,051	385	(1,425)	159,579	6.9
Acceptances of customers	—	—	—	—	—	4,864	4,864	—
Life insurance assets(3)	2,264	53	332	—	—	11,033	13,682	5.8
Fixed assets	—	—	—	—	—	609	609	—
All other assets	—	—	—	—	—	16,680	16,680	—
Total assets	136,429	10,854	10,512	18,708	385	33,794	210,682
Liabilities
Due to other financial institutions	1,731	2,517	50	—	—	947	5,245	4.3
Deposits	77,052	17,103	15,378	1,137	29	3,764	114,463	4.5
Debt issues	4,962	7,680	3,897	5,612	384	—	22,535	3.9
Acceptances	—	—	—	—	—	4,864	4,864	—
Life insurance policy liabilities(3)	—	—	88	267	201	11,162	11,718	5.8
All other liabilities	—	—	—	—	—	16,890	16,890	—
Net intragroup payable	16,583	—	—	—	—	—	16,583	3.7
Total liabilities excluding loan capital	100,328	27,300	19,413	7,016	614	37,627	192,298
Loan capital	—	1,919	722	648	922	3	4,214	4.8
Total liabilities	100,328	29,219	20,135	7,664	1,536	37,630	196,512
Net assets	36,101	(18,365)	(9,623)	11,044	(1,151)	(3,836)	14,170
Total equity	—	—	—	—	—	14,170	14,170
Off-balance sheet items	(9,969)	(10,545)	22,917	(2,274)	(129)	—	—
Net mismatch - Australia	26,132	(28,910)	13,294	8,770	(1,280)	(18,006)	—

(1)                                  The weighted average rate was calculated excluding non-interest bearing assets and liabilities.

(2)                                  The non-interest bearing category for loans includes provisions for bad and doubtful debts.

(3)                                  The investment earnings on life insurance assets support the life insurance policy liabilities and does not contribute to market risk on the Group’s banking operations.

	Consolidated
	2005
		Between	Between	Between		Non-		Weighted
	Less than	1 to 3	3 Months	1 and 5	Over	Interest		Average
	1 Month	Months	and 1 Year	Years	5 Years	Bearing	Total	Rate(1)
	$m	$m	$m	$m	$m	$m	$m	%
New Zealand
Assets
Cash and balances with central banks	—	—	—	—	—	87	87	—
Due from other financial institutions	639	978	327	—	—	191	2,135	7.0
Trading securities	1,387	—	—	—	—	—	1,387	6.8
Loans(2)	16,064	3,111	6,312	8,459	58	(274)	33,730	8.4
Life insurance assets(3)	26	31	—	1	—	—	58	6.5
Fixed assets	—	—	—	—	—	193	193	—
All other assets	—	—	—	—	—	2,464	2,464	—
Total assets	18,116	4,120	6,639	8,460	58	2,661	40,054
Liabilities
Due to other financial institutions	1,381	—	—	—	—	205	1,586	6.8
Deposits	15,298	4,379	3,164	372	4	1,847	25,064	6.1
Debt issues	136	—	—	114	—	—	250	6.5
Life insurance policy liabilities(3)	—	—	—	—	—	4	4	—
All other liabilities	—	—	—	—	—	1,780	1,780	—
Net intragroup payable	9,837	—	—	—	—	—	9,837	2.8
Total liabilities excluding loan capital	26,652	4,379	3,164	486	4	3,836	38,521
Loan capital	—	—	—	—	—	—	—	—
Total liabilities	26,652	4,379	3,164	486	4	3,836	38,521
Net assets	(8,536)	(259)	3,475	7,974	54	(1,175)	1,533
Total equity	—	—	—	—	—	1,533	1,533
Off-balance sheet items	(526)	974	(3,546)	1,233	1,865	—	—
Net mismatch - New Zealand	(9,062)	715	(71)	9,207	1,919	(2,708)	—
Other overseas
Total assets	30,150	772	550	2,355	739	870	35,436	3.7
Total liabilities	12,469	12,604	3,713	1,399	2,058	1,684	33,927	3.9
Net assets	17,681	(11,832)	(3,163)	956	(1,319)	(814)	1,509
Total equity	—	—	—	—	—	1,509	1,509
Off-balance sheet items	(456)	(3,453)	2,425	(64)	1,548	—	—
Net mismatch - other overseas	17,225	(15,285)	(738)	892	229	(2,323)	—

(1)                                  The weighted average rate was calculated excluding non-interest bearing assets and liabilities.

(2)                                  The non-interest bearing category for loans includes provisions for bad and doubtful debts.

(3)                                  The investment earnings on life insurance assets support the life insurance policy liabilities and does not contribute to market risk on the Group’s banking operations.

	Consolidated
	2004
		Between	Between	Between		Non-		Weighted
	Less than	1 to 3	3 Months	1 and 5	Over	Interest		Average
	1 Month	Months	and 1 Year	Years	5 Years	Bearing	Total	Rate(1)
	$m	$m	$m	$m	$m	$m	$m	%
Australia
Assets
Cash and balances with central banks	—	—	—	—	—	1,630	1,630	—
Due from other financial institutions	3,601	—	—	1,400	—	2	5,003	5.7
Trading securities	8,289	—	—	—	—	—	8,289	5.6
Investment securities	436	391	14	273	—	—	1,114	5.5
Loans(2)	112,610	10,612	7,795	17,343	292	(1,341)	147,311	6.8
Acceptances of customers	—	—	—	—	—	5,534	5,534	—
Life insurance assets(3)	1,508	80	871	1	—	10,430	12,890	5.3
Fixed assets	—	—	—	—	—	1,208	1,208	—
All other assets	—	—	—	—	—	14,922	14,922	—
Total assets	126,444	11,083	8,680	19,017	292	32,385	197,901
Liabilities
Due to other financial institutions	1,003	315	657	—	—	934	2,909	2.9
Deposits	71,369	22,539	11,282	1,667	31	3,632	110,520	4.3
Debt issues	4,800	8,993	2,298	6,576	350	—	23,017	3.1
Acceptances	—	—	—	—	—	5,534	5,534	—
Life insurance policy liabilities(3)	—	—	133	302	246	10,095	10,776	5.3
All other liabilities	—	—	—	—	—	15,278	15,278	—
Net intragroup payable	14,241	—	—	—	—	—	14,241	2.1
Total liabilities excluding loan capital	91,413	31,847	14,370	8,545	627	35,473	182,275
Loan capital	—	2,167	658	320	1,286	—	4,431	4.1
Total liabilities	91,413	34,014	15,028	8,865	1,913	35,473	186,706
Net assets	35,031	(22,931)	(6,348)	10,152	(1,621)	(3,088)	11,195
Total equity	—	—	—	—	—	11,195	11,195
Off-balance sheet items	(4,682)	41,727	(32,004)	(5,176)	135	—	—
Net mismatch - Australia	30,349	18,796	(38,352)	4,976	(1,486)	(14,283)	—

(1)                                  The weighted average rate was calculated excluding non-interest bearing assets and liabilities.

(2)                                  The non-interest bearing category for loans includes provisions for bad and doubtful debts.

(3)                                  The investment earnings on life insurance assets support the life insurance policy liabilities and does not contribute to market risk on the Group’s banking operations.

	Consolidated
	2004
		Between	Between	Between		Non-		Weighted
	Less than	1 to 3	3 Months	1 and 5	Over	Interest		Average
	1 Month	Months	and 1 Year	Years	5 Years	Bearing	Total	Rate(1)
	$m	$m	$m	$m	$m	$m	$m	%
New Zealand
Assets
Cash and balances with central banks	—	—	—	—	—	95	95	—
Due from other financial institutions	388	460	474	—	—	83	1,405	6.5
Trading securities	1,409	—	—	—	—	—	1,409	6.1
Loans(2)	15,227	3,341	4,826	9,975	11	(259)	33,121	7.9
Life insurance assets(3)	—	13	—	—	—	54	67	6.4
Fixed assets	—	—	—	—	—	198	198	—
All other assets	—	—	—	—	—	1,767	1,767	—
Total assets	17,024	3,814	5,300	9,975	11	1,938	38,062
Liabilities
Due to other financial institutions	834	—	—	—	—	168	1,002	6.3
Deposits	12,778	5,418	3,200	507	—	1,795	23,698	4.6
Debt issues	—	93	—	94	—	—	187	5.9
Life insurance policy liabilities(3)	—	—	—	—	—	6	6	—
All other liabilities	—	—	—	—	—	2,261	2,261	—
Net intragroup payable	9,011	—	—	—	—	—	9,011	1.7
Total liabilities excluding loan capital	22,623	5,511	3,200	601	—	4,230	36,165
Loan capital	—	—	—	—	—	—	—	—
Total liabilities	22,623	5,511	3,200	601	—	4,230	36,165
Net assets	(5,599)	(1,697)	2,100	9,374	11	(2,292)	1,897
Total equity	—	—	—	—	—	1,897	1,897
Off-balance sheet items	6,428	(1,247)	(2,762)	(3,073)	654	—	—
Net mismatch - New Zealand	829	(2,944)	(662)	6,301	665	(4,189)	—
Other overseas
Total assets	26,697	586	1,102	2,403	662	918	32,368	2.5
Total liabilities	9,860	10,686	4,091	1,158	2,351	997	29,143	2.7
Net assets	16,837	(10,100)	(2,989)	1,245	(1,689)	(79)	3,225
Total equity	—	—	—	—	—	3,225	3,225
Off-balance sheet items	(29)	2,357	(5,358)	135	2,895	—	—
Net mismatch - other overseas	16,808	(7,743)	(8,347)	1,380	1,206	(3,304)	—

(1)                                  The weighted average rate was calculated excluding non-interest bearing assets and liabilities.

(2)                                  The non-interest bearing category for loans includes provisions for bad and doubtful debts.

(3)                                  The investment earnings on life insurance assets support the life insurance policy liabilities and does not contribute to market risk on the Group’s banking operations.

Note 37.  Fair value of financial instruments

The following information represents estimates of fair values at a point in time.  Quoted market prices, when available, are used as the measure of fair values.  However, for a significant portion of the Group’s financial instruments, quoted market prices do not exist.  For such financial instruments, fair values presented are estimates derived using net present value or other valuation techniques.  These techniques involve uncertainties and are significantly affected by the assumptions used and judgements made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows, future expected loss experience and other factors.  Changes in assumptions could significantly affect these estimates and the resulting fair values.  In addition, the value of long term relationships with depositors (core deposit intangibles) and other customers (such as credit card intangibles) are not reflected.  Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amount the Group could have realised in a sales transaction as at 30 September 2005.

The fair value estimates were determined by application of the methods and assumptions described below:

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

Fair value of credit card receivables is based on the carrying value of receivables outstanding, which is generally a reasonable estimate and does not include the value associated with the relationships Westpac has with its credit card customers.

The fair values of impaired loans are estimated by discounting the estimated future cash flows using current market interest rates incorporating an appropriate risk factor or, where such loans are collateralised and have been written-down to the current market value of the collateral, the estimated fair value is based on the written-down carrying value.

In arriving at the fair values for loans on the above bases, the total fair value of the entire loan portfolio as at 30 September 2005 has been reduced by $1,530 million (2004 $1,487 million) being the carrying value of the general provision for bad and doubtful debts which covers unidentified losses inherent in the portfolio.

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

Commitments to extend credit, financial guarantees, letters of credit and bill endorsements

A fair value has not been ascribed to credit and other commitments (contractual value 2005 $62.6 billion, 2004 $58.8 billion), guarantees and letters of credit (combined contractual value 2005 $13.0 billion, 2004 $11.9 billion) as estimated fair values are not readily ascertainable.  These financial instruments are generally not sold nor traded.  They generate ongoing fees at the Group’s current pricing levels which are in line with general market prices.  The fair value may be represented by the present value of fees expected to be received, less associated costs.  The overall level of fees involved is not material.

Exchange rate, interest rate and equity contracts and commodity-swap agreements

The fair value of exchange rate, interest rate and equity contracts and commodity-swap agreements (used for hedging purposes) is the estimated amount the Group would receive or pay to terminate the contracts at the reporting date.

Credit derivatives

The fair value of credit derivatives are, where possible, based on observable market prices or on dealer quotes.  For certain credit derivatives, where there is no active market, fair value has been derived using expected future cash flows taking into account projections of future default rates.

Estimated fair value of the Group’s financial instruments as at 30 September were as follows:

	2005		2004
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	$m	$m	$m	$m
Financial assets
Cash and short term liquid assets	1,844	1,844	1,800	1,800
Due from other financial institutions	10,896	10,879	9,538	9,548
Trading securities	9,399	9,399	9,698	9,698
Investment securities	2,428	2,586	3,714	3,846
Loans (net of unearned income):
Loans and other receivables	197,318		184,195
Specific provisions for bad and doubtful debts	(199)		(237)
General provision for bad and doubtful debts	(1,530)		(1,487)
	195,589	195,355	182,471	182,185
Acceptances of customers	4,864	4,864	5,534	5,534
Life insurance assets	13,740	13,740	12,957	12,957
Regulatory deposits with central banks overseas	347	346	523	523
Other assets:
Accrued interest receivable	878	878	819	819
Securities purchased under agreement to resell	2,545	2,545	2,485	2,485
Securities sold not delivered	704	704	498	498
Other financial markets assets	10,119	10,119	8,342	8,342
Other investments	62	68	211	235
Financial liabilities
Due to other financial institutions	10,654	10,664	7,071	7,071
Deposits	149,454	149,453	146,533	146,540
Debt issues	41,771	41,575	36,188	36,262
Acceptances	4,864	4,864	5,534	5,534
Life insurance policy liabilities	11,722	11,722	10,782	10,782
Other liabilities:
Accrued interest payable	1,152	1,152	897	897
Securities sold under agreement to repurchase	2,079	2,079	2,352	2,352
Securities short sold	978	978	1,476	1,476
Securities purchased not delivered	698	698	687	687
Other financial markets liabilities	10,514	10,514	9,556	9,556
Subordinated bonds, notes and debentures	3,702	3,757	3,885	3,945
Subordinated perpetual notes	512	519	546	550
Off-balance sheet derivative financial instruments
Exchange rate, interest rate and equity contracts used for hedging purposes and credit derivatives used for porfolio diversification in:
Receivable position		1,389		1,489
Payable position		(979)		(1,426)
Net receivable/(payable) position		410		63

Note 38.  Group entities

The consolidated financial statements as at 30 September 2005 include the following controlled entities:

Name	Country of Incorporation
Westpac Banking Corporation(1)	Australia
1925 Advances Limited	Australia
General Credits Holdings Limited	Australia
General Credits Limited	Australia
G.C.L. Investments Limited	Australia
Island Princess Holdings Pty Limited	Australia
The Airlie Trust	Australia
Reef International Pty Limited	Australia
Australian Loan Processing Security Company Pty Limited	Australia
Australian Loan Processing Security Trust	Australia
Bill Acceptance Corporation Limited	Australia
Mortgage Management Limited	Australia
Biralo Pty Limited(2)	Australia
BLE Capital Limited	Australia
BLE Capital Investments Pty Limited	Australia
BLE Development Pty Limited	Australia
BLE Holdings Pty Limited	Australia
BLE Capital (NZ) Limited	New Zealand
Brenmar Holdings Pty Limited	Australia
Castlereagh Pacific Investments Pty Limited	Australia
CBA Limited	Australia
Belliston Pty Limited(13)	Australia
Westpac Properties-Vic-Limited	Australia
Westpac Properties-NSW-Pty Limited	Australia
Challenge Limited	Australia
Challenge Finance Limited	Australia
Challenge Funds Management Limited	Australia
Challenge Information Technology Pty Limited	Australia
Fairlawn Holding Trust	Australia
Hull 4381 and 4382 Leasing Pty Limited	Australia
Partnership Pacific Limited	Australia
Partnership Pacific Securities Limited	Australia
Pitco Pty Limited(2)	Australia
The Pitco Trust(2)	Australia
RESI-Statewide Corporation Limited	Australia
RESI-Statewide Mortgage Corporation Limited	Australia
Sallmoor Pty Limited	Australia
Sixty Martin Place (Holdings) Pty Limited	Australia
1925 (Commercial) Limited	Australia
1925 (Industrial) Limited	Australia
A.C.N 001231027 Pty Limited	Australia
1925 (Insurance Premium Funding) Limited	Australia
1925 (Properties) Limited	Australia
1925 House Limited	Australia
Colmso Pty Limited	Australia
Colmtea Pty Limited	Australia
Como Properties Pty Limited	Australia
Comserv (No 3011) Pty Limited	Australia
EHM Investco Pty Limited	Australia
Enfield Downs Pty Limited	Australia
Halcyon Securities Limited	Australia
Hume Finance Limited Partnership(3)	Australia
Hume Investment Limited Partnership(3)	Australia
Infrastructure Australia (No.1) Limited	Australia
Infrastructure Australia (No.2) Limited	Australia
Infrastructure Australia (No.3) Limited	Australia
Infrastructure Australia (No.4) Limited	Australia
Ivaness Pty Limited	Australia
Oakjet Pty Limited	Australia
Diversified Security Investments LLC(5),,(8)	USA
Segregated Asset Management LLC	USA
Packaging Properties 1 Pty Limited	Australia
Packaging Properties 2 Pty Limited	Australia
Packaging Properties 3 Pty Limited	Australia
Piccadilly of Sydney Pty Limited(9)	Australia
Jaunty Pty Limited	Australia
Piccadilly Plaza Trust	Australia
Sarnia Pty Limited(9)	Australia
The Swan Trust(9)	Australia
The Exchange Plaza Trust	Australia
Tasman Funding No.1 Limited(3)	New Zealand
Tasman Funding No.2 Limited(3)	New Zealand
Teuton Pty Limited	Australia
Vicpac Chatswood Pty Limited(9)	Australia
The Vicpac Unit Trust	Australia
Westpac Administration Pty Limited	Australia
Westpac Asian Lending Pty Limited	Australia
Renwick & Spring LLP	USA
Liverpool Apold Partnership(17)	UK
Tasman LLC(18)	USA
White Chapel Partnership (UK)(19)	UK
Tasman Pacific Investments Pty Limited	Australia
Terrigal LLC	USA
Westpac Debt Securities Pty Limited	Australia
Westpac Direct Equity Investments Pty Limited	Australia
Westpac Equipment Finance Limited	Australia
Westpac Equipment Finance (No.1) Pty Limited(10)	Australia
Westpac Equipment Finance (Vic) Pty Limited	Australia
Westpac Group Investments Australia Pty Limited	Australia
Coogee Finance Pty Limited(5)	Australia
Westpac Investment Vehicle Pty Limited	Australia
Westpac Resources and Infrastructure Pty Limited	Australia
Westpac Syndications Management Pty Limited	Australia
Westpac Unit Trust	Australia
Tavarua Funding Trust IV	USA
The Mortgage Company Pty Limited	Australia
The Home Loan Partnership Pty Limited	Australia
The Home Loan Partnership Trust	Australia
WBC Group Investment Trust	Australia
Westpac Alpha Pty Limited	Australia
Westpac Bank-PNG-Limited(5)	Papua New Guinea
Westpac Bank of Tonga(5)	Tonga
Westpac Bank Samoa Limited(5)	Samoa
Westpac Capital Corporation	USA
Westpac Capital Holdings Inc.	USA
Westpac Capital Trust III	USA

Name	Country of Incorporation
Westpac Capital Trust IV	USA
Westpac Equity Holdings Pty Limited	Australia
Altitude Administration Pty Limited	Australia
Westpac Altitude Rewards Trust	Australia
Altitude Rewards Pty Limited	Australia
Autodirect Pty Limited	Australia
Pacific Structured Funding Limited	Australia
PersonalDirect Limited	Australia
Qvalent Pty Limited	Australia
Westpac Financial Consultants Limited	Australia
Westpac Financial Services Group Limited	Australia
BT Financial Group Pty Limited	Australia
BT Australia Pty Limited	Australia
BT Australia Corporate Services Pty Limited	Australia
BT Finance Pty Limited	Australia
BT Nominees Pty Limited	Australia
Chifley Services Pty Limited	Australia
BT Funds Management Limited	Australia
BT Finance & Investment Pty Limited	Australia
Oniston Pty Limited	Australia
BT Life Limited(12)	Australia
BT Portfolio Services Limited	Australia
Investment Portfolio Services Pty Limited(4)	Australia
BT Financial Group (NZ) Limited	New Zealand
BT Funds Management (NZ) Limited	New Zealand
BT Funds Management No.2 Limited	Australia
BT Investment Management No.2 Limited	Australia
Hargrave Investments Pty Limited	Australia
BT Investment Management No.3 Pty Limited	Australia
Westpac Custodian Nominees Limited	Australia
Westpac Financial Services Group-NZ-Limited	New Zealand
Westpac Life-NZ-Limited	New Zealand
Westpac Nominees-NZ-Limited	New Zealand
Westpac Superannuation Nominees-NZ-Limited	New Zealand
Westpac Financial Services Limited	Australia
Westpac Funds Management Limited	Australia
Westpac Funds Management Administration Pty Limited(3)	Australia
Westpac Life Insurance Services Limited(12)	Australia
Westpac Securities Administration Limited	Australia
Westpac General Insurance Services Limited	Australia
Westpac Equity Pty Limited	Australia
A.F.G. Insurances Limited(16)	Australia
Westpac General Insurance Limited	Australia
Westpac Lenders Mortgage Insurance Limited	Australia
Westpac Information Technology Services Pty Limited	Australia
Westpac Private Equity Pty Limited	Australia
Westpac Securities Limited	Australia
Net Nominees Limited	Australia
Westpac Securitisation Management Pty Limited	Australia
Westpac Structured Management Pty Limited	Australia
Westpac Training Services Pty Limited	Australia
Westpac Financial Holdings Pty Limited	Australia
BT Securities Limited	Australia
BT (Queensland) Pty Limited	Australia
Westpac First Trust	Australia
Westpac Funding Holdings Pty Limited	Australia
Tavarua Funding Trust III	USA
Westpac Institutional Holdings Pty Limited	Australia
Hastings Funds Management Limited(6)	Australia
Australian Infrastructure Fund International 1Pty Limited(3)	Australia
Hastings Development Fund Limited	Australia
Hastings Forestry Investment Limited	New Zealand
Hastings Forests Australia Pty Limited	Australia
Hastings Private Equity IIA Pty Limited	Australia
Hastings Private Equity IIB Pty Limited	Australia
Utilities of Australia International Pty Limited(3)	Australia
Westpac Investment Holdings Pty Limited	Australia
Westpac Leasing Nominees Pty Limited	Australia
Hume Funding Pty Limited(3)	Australia
Westpac Leasing Nominees-Vic.-Pty Limited	Australia
Westpac Leasing Pty Limited	Australia
Westpac Matching Gifts Limited	Australia
Westpac OMG Holdings Pty Limited(15)	Australia
Westpac Overseas Holdings Pty Limited	Australia
A.G.C. (Pacific) Limited	Papua New Guinea
Westpac Americas Inc.	USA
Westpac Investment Capital Corporation	USA
Westpac USA Inc.	USA
Southern Cross Inc.	USA
Westpac Banking Corporation (Jersey) Limited	Jersey
Westpac Finance (HK) Limited	Hong Kong
WFAL No.1 Loan Trust	Hong Kong
Westpac Group Investment-NZ-Limited	New Zealand
Westpac Holdings-NZ-Limited	New Zealand
Augusta (1962) Limited	New Zealand
Augusta Equities Limited	New Zealand
TBNZ Limited	New Zealand
TBNZ Capital Limited	New Zealand
TBNZ Developments Limited	New Zealand
TBNZ Investments Limited	New Zealand
TBNZ Equity Limited	New Zealand
TBNZ Investments (UK) Limited	UK
The Home Mortgage Company Limited	New Zealand
The Warehouse Financial Services Limited(5)	New Zealand
Westpac (NZ) Investments Limited	New Zealand
Westpac Capital-NZ-Limited(14)	New Zealand
Aotearoa Financial Services Limited	New Zealand
Westpac Lease Discounting-NZ-Limited	New Zealand
Westpac Operations Integrated Limited	New Zealand
Westpac Financial Synergy Limited	New Zealand
Westpac Overseas Investments Limited	New Zealand
Westpac Finance Limited	New Zealand
WestpacTrust Securities NZ Limited(7),,(14)	New Zealand
Westpac Overseas Funding Pty Limited	Australia
Westpac Securities Inc.	USA
Westpac Singapore Limited	Singapore
Westpac Properties Limited(11)	Australia
Collins Wales Pty Limited	Australia
Westpac Property Investments Pty Limited	Australia
Westpac Second Trust	Australia
Westpac Securitisation Holdings Pty Limited(3)	Australia
Westpac Structured Products Limited	Australia
Westpac Tasman No.1 Pty Limited	Australia
Westpac Tasman No.2 Pty Limited	Australia

Notes

(1)                                  Controlled entities shown in bold type are owned directly by Westpac.

(2)                                  50.0% of the equity or issued units in Pitco Pty Limited, Biralo Pty Limited and The Pitco Trust are held directly by Westpac Property Investments Pty Limited.  The other 50.0% interest is held directly by Westpac.

(3)                                  The following controlled entities were incorporated or formed during the 2005 financial year:

•	Australian Infrastructure Fund International 1 Pty Limited	Incorporated	15 February 2005
•	Hume Finance Limited Partnership	Formed	16 December 2004
•	Hume Funding Pty Limited	Incorporated	13 December 2004
•	Hume Investment Limited Partnership	Formed	16 December 2004
•	Tasman Funding No.1 Limited	Incorporated	15 August 2005
•	Tasman Funding No.2 Limited	Incorporated	15 August 2005
•	Utilities of Australia International Pty Limited	Incorporated	15 February 2005
•	Westpac Funds Management Administration Pty Limited	Incorporated	25 July 2005
•	Westpac Securitisation Holdings Pty Limited	Incorporated	25 January 2005

(4)                                  During the 2005 financial year, the following controlled entities names changed:

•                      Investment Portfolio Services Pty Ltd (Formerly BT Investor Services Pty Ltd)

(5)                                  All entities listed in this note are wholly owned controlled entities except the following:

	Percentage Owned
	2005	2004
Coogee Finance Pty Limited	99.9%	99.9%
Diversified Security Investments LLC	99.9%	99.9%
The Warehouse Financial Services Limited	51.0%	51.0%
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac Bank of Tonga	60.0%	60.0%
Westpac Bank Samoa Limited	93.5%	93.5%

(6)                                  From 1 July 2005, Westpac has recognised Hastings Funds Management Limited (Hastings) as a 100.0% owned subsidiary as a result of an agreement to acquire the remaining 49.0% of equity not previously held for consideration of $86 million.

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

(10)                            5.0% of the equity in Westpac Equipment Finance (No.1) Pty Limited is held directly by Teuton Pty Limited.

(11)                            Less than 1.0% of equity in Westpac Property Investments Pty Limited is held directly by Westpac Properties Limited.

(12)                            The following unit trusts have been consolidated where ownership has exceeded 50.0%.  These unit trusts have a balance date of 30 June.

		Percentage Owned
		2005	2004
BT Enhanced Fixed Interest Sector Trust	(Formerly Westpac Sector Pool Enhanced Fixed Interest Fund)	99.5%	(~)
BT Institutional Australian Shares Fund		(~)	87.8%
BT Institutional Enhanced Australian Shares Fund		99.7%	(~)
BT Institutional Enhanced Fixed Interest Fund		85.6%	(~)
BT Institutional Enhanced Global Fixed Interest Fund		64.5%	59.4%
BT Institutional Enhanced Property Securities Fund		98.1%	(~)
BT Institutional Global Shares Fund		96.8%	62.9%
BT Wholesale Focus Australian Share Fund		96.4%	(~)
BT Wholesale Geared Tax Effective Share Fund		63.8%	(~)
Multi-Manager Balanced Fund		66.7%	69.8%
Multi-Manager Diversified Shares Fund		(~)	55.1%
Multi-Manager Growth Fund		52.5%	56.7%

(~)  Not consolidated for the respective financial year.

(13)                            54.1% of the equity of Belliston Pty Limited is held directly by CBA Limited.  45.9% of the equity is held directly by Westpac Equity Holdings Pty Limited.

(14)                            During the financial year the following companies were amalgamated:

•                  Pacific Structured Funding NZ Limited with WestpacTrust Securities NZ Limited

•                  Sfaka Investments Limited with Westpac Capital-NZ-Limited

•                  TB Group Trustees Limited with Westpac Capital-NZ-Limited

•                  Westpac Fund Acceptances-NZ-Limited with Westpac Capital-NZ-Limited

(15)                            In voluntary liquidation.

(16)                            In voluntary administration.

(17)                            80.6% of the partnership interest of Liverpool Apold Partnership is held directly by Renwick & Spring LLP.  19.4% of the partnership interest is held directly by Westpac Asian Lending Pty Limited.

(18)                            86.6% of the equity in Tasman LLC is held directly by Terrigal LLC.  13.4% of the equity is held directly by Westpac Asian Lending Pty Limited.

(19)                            89.9% of the partnership interest in White Chapel Partnership is held directly by Tasman LLC.  10.1% of the partnership interest is held by Westpac Asian Lending Pty Limited.

The following controlled entities were disposed of during the financial year:

•	Bag Inns Two Limited (sold for consideration of $25 million. The profit on sale was nil)		Sold	27 September 2005
•	HDUF Finance Trust and its controlled entities (Epic Group) (sold for consideration of $574 million.
	The profit on sale was $10 million)		Sold	14 December 2004
•	The controlled entities comprise:
	•	Australian Infrastructure Securities Pty Limited
	•	Biobond Pty Limited
	•	CNG Cayman One Pty Limited
	•	CNGI Australia Pty Limited
	•	Epic Energy (East) One Pty Limited
	•	Epic Energy (Pilbara Pipeline) Pty Limited
	•	Epic Energy (WA) One Pty Limited
	•	Epic Energy Australia Pty Limited
	•	Epic Energy Corporate Shared Services Pty Limited
	•	Epic Energy East Pipelines Pty Limited
	•	Epic Energy East Pipelines Trust
	•	Epic Energy Holdings Pty Limited (Formerly HUT 3 Pty Limited)
	•	Epic Energy Northern Territory Pty Limited
	•	Epic Energy Pty Limited
	•	Epic Energy Queensland Pty Limited
	•	Epic Energy South Australia Pty Limited
	•	HDUF Epic Trust (Formerly Hastings Utilities Trust No.2)
•	Maracorp Financial Services Pty Limited		Deregistered	31 July 2005
•	RESI-Statewide Nominees Limited		Deregistered	31 July 2005
•	Stockland Direct Office Trust No.1 (controlling interest of 99.9% sold for consideration of nil.
	The profit on sale was nil)		Sold	19 November 2004
•	The Sydney Harbour Bridge Holdings Pty Limited (controlling interest of 51.0% sold for consideration of $1 million.
	The profit on sale was nil)		Sold	15 October 2004
•	Tavarua Funding Trust 1		Dissolved	28 December 2004
•	Westpac Capital Trust 1		Dissolved	28 December 2004
•	Westpac Infrastructure Management Limited		Liquidated	10 December 2004
•	WIML Services Pty Limited		Liquidated	10 December 2004

Note 39.  Other Group investments

The Group had a significant non-controlling shareholding in the following entities as at 30 September 2005:

	Country where
	Business is	Beneficial	Carrying
	Carried on	Interest	Amount	Nature of Business
		%	$m
Australian Petroleum Investments Pty Limited	Australia	45.0	—	Energy
Bluewater Funds Management SPC	Cayman Islands	33.0	4	Investment company
Bronte Finance Pty Limited	Australia	20.0	—	Investment company
Cardlink Services Limited	Australia	16.7	1	Card clearing system
Cash Services Australia Pty Limited	Australia	33.3	—	Cash logistics
Electronic Transaction Services Limited	New Zealand	25.0	—	Credit card processing
McGrath Limited	Australia	20.0	4	Property
Mondex Australia Pty Limited	Australia	25.0	—	Smart card operations
Mondex New Zealand Limited	New Zealand	20.0	—	Smart card operations
Ronin Consolidated Holdings Pty Limited	Australia	25.0	1	Property funds management
Stockland Direct Office Trust No. 2	Australia	29.0	10	Property funds management
Sydney Harbour Bridge Holdings Pty Limited	Australia	49.0	—	Intellectual property
Utilities of Australia Pty Limited	Australia	17.0	—	Funds management
Vipro Pty Limited	Australia	33.3	—	Voucher processing
Visa New Zealand Limited	New Zealand	16.7	—	Credit card provider
Westpac Staff Superannuation Plan Pty Limited	Australia	50.0	—	Corporate trustee
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0	—	Employee assistance foundation

During the 2005 financial year the Group’s interests in the following investments ceased to be significant:

•                  50.0% interest in Stockland Direct Office Trust No.1 Sub Trust ceased to be held as a result of selling a controlled entity during the year; and

•                  28.7% interest in JDV Limited was sold for consideration of $20 million. The profit on sale was $13 million.

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

Controlled entities

Transactions between Westpac and its controlled entities during the 2005 financial year have included the provision of a wide range of banking and other financial facilities, some of which have been on commercial terms and conditions, others have been on terms and conditions which represented a concession to the controlled entities.  Details of amounts paid to or received from related parties, in the form of dividends or interest, are set out in Notes 3 and 4.

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

Note 41.  Director and executive disclosures

Directors of Westpac during the financial year ended 30 September 2005 were:

Leon Davis (Chairman)	Ted Evans
David Morgan (Managing Director and Chief Executive Officer)	Carolyn Hewson
Gordon Cairns	Helen Lynch
David Crawford	Peter Wilson
Sir Llewellyn Edwards (retired 16 December 2004)

The Executives (other than Directors) with the greatest authority for strategic direction and management (specified executives) during the year ended 30 September 2005 were:

Ilana Atlas	Group Executive, People and Performance
Philip Chronican	Chief Financial Officer
David Clarke	Chief Executive Officer, BT Financial Group (resigned 28 February 2005)
Philip Coffey	Group Executive, Westpac Institutional Bank
Rob Coombe	Group Executive, BT Financial Group (appointed 20 January 2005)
Michael Coomer	Group Executive, Business and Technology Solutions and Services
Michael Pratt	Group Executive, Business and Consumer Banking
Ann Sherry	Chief Executive Officer, New Zealand and Pacific Banking

Details of Remuneration

Details of the nature and amount of each element of the emoluments of Westpac’s Directors for the years ended 30 September are as follows:

Non-executive Directors

			Primary benefits	Post Employment
		Notes	Fixed Remuneration	Superannuation Guarantee	Retiring Allowance Accrued During the Year(12)	Total	Total Retiring Allowance Accrued	Retiring Allowance Paid During the Year
			$	$	$	$	$	$
Leon Davis	2005		460,138	—	168,437	628,575	1,389,124	—
	2004		443,385	—	360,971	804,356	1,220,687	—

Gordon Cairns	2005	5,7	179,742	11,730	—	191,472	—	—
	2004	5,7,9	40,325	2,718	—	43,043	—	—

Barry Capp	2005		—	—	—	—	—
	2004	1,3,4,8	37,000	2,750	27,699	67,449	—	540,626

David Crawford	2005	1,4	157,087	12,159	144,729	313,975	302,447	—
	2004	1,4,6	146,115	11,147	106,749	264,011	157,718	—

Sir Llewellyn Edwards	2005	1,4,11	28,769	2,888	15,916	47,573	—	656,858
	2004	1,4	146,115	11,147	107,996	265,258	640,942	—

Ted Evans	2005	1,4	157,087	12,159	126,519	295,765	350,424	—
	2004	1,4,6	146,115	11,147	132,892	290,154	223,905	—

Carolyn Hewson	2005	1,4,6	152,894	12,159	128,054	293,107	201,379	—
	2004	1,4,6	141,038	11,147	62,811	214,996	73,325	—

Helen Lynch	2005	1,2,4	186,185	12,159	74,508	272,852	595,058	—
	2004	2,4	161,231	11,147	87,004	259,382	520,550	—

Peter Wilson	2005	3,5,7	212,012	11,730	—	223,742	—	—
	2004	3,5,7,10	189,701	10,313	—	200,014	—	—
Total Non-executive Directors - 2005			1,533,914	74,984	658,163	2,267,061	2,838,432	656,858
- 2004			1,451,025	71,516	886,122	2,408,663	2,837,127	540,626

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

(5)                                  Westpac pays the statutory superannuation guarantee payment for any Non-executive Directors appointed after July 2003.

(6)                                  Not entitled to retiring benefit as less than three years of service completed at 30 September 2005.

(7)                                  Not entitled to retiring benefits.

(8)                                  Retired effective 12 December 2003.

(9)                                  Appointed effective 8 July 2004.

(10)                            Appointed effective 31 October 2003.

(11)                            Retired effective 16 December 2004.

(12)                            Retiring allowances are not included in calculations for the Non-executive Director fee pool.

Managing Director and Chief Executive Officer

		Primary Benefits				Post Employment	Equity Remuneration
		Fixed Remuneration	Short Term Incentive	Cash Settled Long Term Incentive(1)	Non- monetary Benefits(2)	Super- annuation Benefits(3)	Options(4)	Performance Share Rights(4)	Total
		$	$	$	$	$	$	$	$

Remuneration relating to current year
	2005	1,700,000	2,100,000	—	847	626,031	2,035,223	986,629	7,448,730

	2004	1,675,000	3,000,000	—	44,435	708,087	2,398,698	354,934	8,181,154

Remuneration relating to stock appreciation rights issued in 1997
	2005	—	—	1,685,000	—	—	—	—	1,685,000

	2004	—	—	765,000	—	—	—	—	765,000
Total	2005	1,700,000	2,100,000	1,685,000	847	626,031	2,035,223	986,629	9,133,730

	2004	1,675,000	3,000,000	765,000	44,435	708,087	2,398,698	354,934	8,946,154

(1)                                  Cash settled long term incentive relates to stock appreciation rights.  Australian accounting standard AASB 1046 Director and Executive Disclosures by Disclosing Entities provides for different disclosure requirements when an equity linked long term incentive is cash settled, as the stock appreciation rights will be on eventual exercise, from the disclosure requirements when there is a right to acquire a share.  As a result, whilst the stock appreciation rights vested in 2000, Westpac will continue to disclose the movement in value each year until the stock appreciation rights are exercised, although their issuance formed part of David Morgan’s remuneration awarded in 1997, rather than current year remuneration.

(2)                                  Non monetary benefits are determined on the basis of the cost to Westpac (including associated fringe benefits tax, where applicable) and include annual health checks, death and total and permanent disability insurance.

(3)                                  Superannuation benefits are calculated based on notional surchargeable superannuation contributions.

(4)                                  Equity remuneration is based on the amortisation over the vesting period (normally three years) of the fair value at grant date of options, performance options and performance share rights that were granted during the four years ended 30 September 2005.  Details of grants in prior years have been disclosed in previous annual reports and the assumptions used in valuing securities granted during 2005 and 2004 are summarised in the notes to the table outlining options and performance share rights granted during the year.

Total Directors

		Primary Benefits				Post Employment		Equity Remuneration
			Short	Cash Settled	Non-	Super-	Retirement
		Fixed	Term	Long Term	monetary	annuation	Benefit Accrued		Performance
		Remuneration	Incentive	Incentive	Benefits	Benefits	During the Year	Options	Share Rights	Total
		$	$	$	$	$	$	$	$	$
Total	2005	3,233,914	2,100,000	1,685,000	847	701,015	658,163	2,035,223	986,629	11,400,791
	2004	3,126,025	3,000,000	765,000	44,435	779,603	886,122	2,398,698	354,934	11,354,817

Details of the nature and amount of each element of the emoluments of specified executives for the year ended 30 September are as follows:

			Primary Benefits			Post Employment	Equity Remuneration
		Notes	Fixed Remuneration(1)	Short Term Incentive(2)	Non- monetary Benefits(4)	Super- annuation Benefits	Options(5)	Performance Share Rights(5)	Total
			$	$	$	$	$	$	$

Ilana Atlas	2005		590,975	330,000	3,207	52,972	310,632	473,652	1,761,438
	2004		554,175	405,000	3,123	51,508	366,802	287,959	1,668,567

Philip Chronican	2005	3	587,365	550,000	4,096	154,875	659,788	968,567	2,924,691
	2004	3	543,750	765,000	3,090	134,010	855,808	608,789	2,910,447

David Clarke	2005		354,167	—	836	—	84,564	534,531	974,098
	2004		825,000	935,000	6,801	—	1,379,208	844,440	3,990,449

Philip Coffey	2005		655,050	507,000	4,015	58,703	516,207	752,167	2,493,142
	2004		587,500	750,000	3,090	54,586	494,581	477,437	2,367,194

Rob Coombe	2005		378,441	810,000	—	33,988	205,540	360,236	1,788,205

Michael Coomer	2005		691,307	475,000	133,190	61,979	505,141	680,080	2,546,697
	2004		624,737	600,000	169,481	58,211	536,859	424,800	2,414,088

Michael Pratt	2005		751,000	620,000	474,314	—	568,891	933,353	3,347,558
	2004		738,250	955,000	28,844	—	392,801	531,055	2,645,950

Ann Sherry	2005	3	550,000	605,000	224,255	162,461	423,879	632,234	2,597,829
	2004	3,6	550,000	600,000	234,664	127,400	527,293	394,294	2,433,651
Total	2005		4,558,305	3,897,000	843,913	524,978	3,274,642	5,334,820	18,433,658
	2004		4,423,412	5,010,000	449,093	425,715	4,553,352	3,568,774	18,430,346

(1)                                  Fixed remuneration is the total cost to Westpac of salary and salary sacrificed benefits (including motor vehicles, parking, etc. and associated fringe benefits tax).

(2)                                  Short term incentive (STI) figures reflect annual performance awards accrued but not yet paid in respect of the specified year ended 30 September.  The amount above is the entire STI relating to performance for the year.

(3)                                  Superannuation benefits are calculated based on notional surchargeable superannuation contributions.

(4)                                  Non monetary benefits are determined on the basis of the cost to Westpac (including associated fringe benefits tax, where applicable) and include annual health checks, death and total and permanent disability insurance, relocation and living away from home expenses and allowances.

(5)                                  Equity remuneration is based on the amortisation over the vesting period (normally two or three years) of the fair value at grant date of share options, performance options and performance share rights that were granted during the previous four years.  Details of equity-based instruments granted in prior years have been disclosed in previous annual reports and the assumptions used in valuing securities granted during the year ended 30 September 2005 are summarised in the notes to the table outlining options and performance share rights granted during the year.

(6)                                  The 2004 disclosure included loan benefit.  Since changes to the loan in May 2004, the loan has been on normal commercial terms.

Non-executive Directors remuneration framework

The Board’s focus is on long term strategic direction and overall corporate performance.  As a consequence, Non-executive Director remuneration is not directly related to Westpac’s short term results.  Non-executive Directors do not participate in any incentive plans.

Policy

The structure of fees and payments for Non-executive Directors recognises the competitive pressures of the market place and the need to attract and retain appropriately experienced and qualified Board members.  The remuneration policy has a fixed component only.  The Board accepts that Non-executive Directors’ fees and associated costs must not place an inappropriate burden on Westpac’s finances.  However, Westpac operates in a complex market, and the duties and obligations for the directors are increasingly onerous.

When reviewing Non-executive Directors’ fees, the Board considers the performance of Westpac and seeks the advice of independent remuneration consultants to ensure market alignment.  The Chairman’s fees are determined by the Board on the recommendation of the Board Remuneration Committee and are assessed independently to those of other Directors.  The Chairman is not present at any discussions relating to his own remuneration.

Fee pool

Non-executive Directors’ fees are determined within an aggregate Directors’ fee pool limit, which is periodically approved by shareholders.  Shareholders last approved a pool of $2,500,000 in December 2003.  During the year ending 30 September 2005, $1,525,104 (61%) of the fee pool was utilised.

Review of fees and framework

The Board reviewed fees during the year with fee increases becoming effective 3 May 2005.  These changes were the first to take place since January 2003 and reflect significantly increased workload and time commitment, a heightened regulatory environment and movements in market practice.  The updated schedule is:

•                  $189,063 (from $171,998) for directors appointed after 3 July 2003.  In addition, superannuation contributions in accordance with the Superannuation Guarantee legislation are paid.

•                  $137,500 (from $125,000) for directors first appointed on or before 3 July 2003.  In addition, these directors are entitled to retiring allowances and the Superannuation Guarantee Charge.

•                  $484,000 (from $440,000) for the Chairman, inclusive of Committee fees.  The Chairman is also entitled to a retiring allowance.

•                  an additional $35,000 (from $20,000) for the Chairs of the Board Audit Committee and the Board Risk Management Committee.

•                  an additional $25,000 (from $20,000) for the Chairs of the Board Remuneration Committee and the Board Social Responsibility Committee.

•                  additional fees for two Non-executive Directors are payable for membership of boards of subsidiaries or related entities.

At the same time as reviewing fees, the Board reassessed the remuneration framework.

Following the Board decision in July 2003 that Non-executive Directors appointed after that time would not receive retiring allowances, the Board has now resolved to freeze retiring allowances for all of those Non-executive Directors who are presently entitled to them.  The changes will come into effect during the 2005/06 reporting period.  The details of the revisions are:

•                  the frozen retiring allowances will be indexed to Average Weekly Ordinary Time Earnings.  The indexed amount will be paid at retirement.

•                  commencing December 2005 (February 2006 for Carolyn Hewson), Non-executive Directors with frozen retiring allowances will receive the base fee of $189,063, adjusted to recognise the benefit to the director of the retiring allowance.  The adjusted fees will reflect the lower actuarial value of the forgone retiring allowances, to Non-executive Directors who have received retiring allowances in the past, compared to the actuarial fee premium applied to Non-executive Directors who have never received retiring allowances.  The adjustments will reduce the base fee by between 5.5% and 12.7%.

•                  commencing December 2005, the Chairman’s fee will be $547,888, inclusive of Committee fees.  This adjusted fee reflects the actuarial value to the Chairman of his forgone retiring allowance.

•                  Westpac will pay superannuation contributions in accordance with the Superannuation Guarantee legislation for all Non-executive Directors, except those who have withdrawn from superannuation guarantee coverage.

As a complete package, the new arrangements will enhance transparency of fees.  The updated structure is more consistent with emerging market practice and the ASX Corporate Governance Guidelines that indicate that Non-executive Directors should normally be remunerated by way of fees, rather than retirement benefits other than statutory superannuation.

Retiring allowance

For the six Non-executive Directors appointed prior to July 2003 the retiring allowance is a lump sum defined benefit entitlement linked to emoluments received in the period leading up to retirement.  The allowance is determined as a multiple of average total emoluments over the three years prior to retirement, and is paid directly by Westpac on retirement.  The multiple is determined based on the period of completed service as a Non-executive Director.

Superannuation

Westpac currently pays the Superannuation Guarantee charge for Non-executive Directors appointed on or before July 2003.  For directors appointed after this date, Westpac pays superannuation contributions in accordance with the Superannuation Guarantee legislation.

Equity participation

Non-executive Directors do not receive share options or performance share rights, although Australian based Directors may opt each year to receive a percentage of their fees in Westpac shares acquired in accordance with the Deferral Share Plan.  Non-executive Directors have voluntarily agreed to build up their shareholding in Westpac, equal in value to at least 100% of their annual base fees, generally over the course of their tenure, to align their interests with the long term interests of shareholders.

Executive reward framework

Westpac’s executive remuneration policy sets the framework for rewarding the CEO, Group Executives (who are direct reports of the CEO), the Group Secretary and General Counsel, and General Managers (who are the direct reports of Group Executives).  The structure and approval process for the CEO’s total remuneration differs to those of the other executives.

The main principles underlying Westpac’s executive remuneration policy are:

•                  rewards are performance focused, with the majority of rewards explicitly linked to rigorous financial and non-financial performance targets.  The setting of the performance targets supports the creation of shareholder value, with the proportion of “at risk” performance based remuneration increasing with seniority;

•                  the design of rewards programmes recognise shareholder interests, with measures of Economic Profit and relative Total Shareholder Return emphasising sustained growth;

•                  measures of total reward (fixed plus variable reward) are externally focused, being competitive against companies and sectors in which Westpac competes for talent; and

•                  remuneration takes into account Westpac’s comparative success against companies with which Westpac competes for customers and/or capital.

Executive remuneration structure

Westpac’s executive remuneration structure is comprised of four components – fixed remuneration (base salary and any salary sacrifice components), two variable ‘at risk’ components which are directly performance related (short term and long term incentives), and other remuneration such as superannuation.

Group Executives and General Managers have individually tailored objectives against which their performance is rated, with the outcome used in remuneration decision making.  Group and Line of Business results in the areas of financial performance, corporate responsibility, and outcomes for employees, customers and shareholders are considered in rating performance against scoreboards.  Performance against objectives directly impacts short term incentive outcomes and is one of the considerations in determining the level of long term incentive granted.  The metrics used to measure performance against objectives are considered to be the most appropriate to assess Westpac’s business and executive performance.

Typically, financial objectives are measured in terms of Economic Profit.  As the Board believes that Economic Profit best reflects the factors that drive shareholder value, this measure commands substantial weighting in the overall performance outcome.  The Board also recognises the value of Total Shareholder Return (TSR) for longer term performance.  Consequently, the TSR metric is used in the primary long term incentive scheme.

Inclusion of non-financial performance measures, such as business efficiency, customer satisfaction, employee commitment and corporate responsibility, provides a balanced approach to performance review and remuneration determination.  Non-financial measures offer insight into immediate corporate health and are powerful indicators of future, sustainable shareholder value.

Westpac uses a target based approach for incentives with targets for short and long term incentives approved annually for individuals.  Actual incentives paid may be lower or higher than the targets depending on individual, Line of Business and Group performance.

Fixed remuneration

Fixed remuneration is reviewed annually, taking into account the nature of the role, pay position relative to comparable market pay levels and individual and business performance.

Short term incentives

Annual, dollar-based, short term incentive targets are set for all Group Executives and General Managers, with specific reference to the role, and market competitiveness.  For all senior executives, there is a combination of both Group-wide and Line of Business results in the short term incentive calculation.  Performance is assessed relative to the executives’ objectives.

In 2004, Westpac undertook a review of the executive short term incentive reward scheme, with the amendments implemented for 2005.  The desired aims of the amended scheme are to increase consistency in the treatment of executive short term incentives and to reinforce appropriate executive behaviours and values.  Also, a new component of the scheme recognises cross-business cooperation through shared performance indicators.

The incentive scheme allows for a range of payment, from 0% to 200% of short term incentive target, depending on achievement against individual and business performance objectives.  Under a two-up approval process, management discretion of up to 33% (plus or minus) may be applied to modify the payment.  This discretion provides opportunity to consider matters such as performance consistency, the effect of extraneous market conditions, and necessary but unforeseen amendments to performance objectives.  The potential to apply discretion also provides an opportunity to recognise the executive’s demonstration of the Westpac values, through quality of leadership, personal integrity, and contribution to the achievement of the executive team.

As the performance outcome includes a weighting on financial achievement, overall short term incentive spend is linked to Group profitability.

Long term incentives

Westpac’s long term incentives balance executive retention and corporate performance, providing executives with a long term financial incentive to deliver sustained growth in value for shareholders.

The current plan is the Westpac Performance Plan (WPP).  Each key executive has a predetermined long term incentive target, although the actual opportunity granted is wholly discretionary.  The actual amount earned through the WPP is performance dependent.

Invitations to receive long term incentive allocations are based upon each executive’s annual performance, potential, and the business’ need to retain critical skills.  TSR has been selected as the basis for performance hurdles within the WPP, as TSR ensures a link to shareholder value creation.  TSR is considered to be the appropriate measure of the creation of shareholder value over the long term.  If the TSR hurdle is not met, performance options and performance share rights are forfeited.

Relative, rather than absolute, TSR is used to ensure Westpac executives are not rewarded for the windfall benefits of a buoyant market.  External consultants measure Westpac’s TSR performance relative to the comparator groups using established parameters and adjusting for any capital events.  The use of an external consultant ensures objectivity in assessing Westpac’s TSR performance relative to the comparator group.

Further, the Board Remuneration Committee approves the aggregate long term incentive opportunity granted each year, with annual Economic Profit performance influencing the overall grant level.

Other benefits – superannuation

Executives are generally provided with superannuation at 9% of base pay through one of Westpac’s staff superannuation funds or, from 1 July 2005 for some executives through an eligible fund of their choice.  Several executives receive defined benefit superannuation through a legacy fund.

Chief Executive Officer remuneration contract

David Morgan’s contract (Chief Executive Employment Agreement) was renewed effective 1 March 2004 and is for a fixed term ending on 31 December 2007.

The contract covers fixed remuneration, as well as short and long term incentives.  As noted in the contract, key elements of the CEO’s remuneration are linked to Westpac’s performance and a major portion of the total potential remuneration is at risk and subject to strict performance criteria.  The contract also covers other benefits payable to David Morgan such as superannuation and termination benefits.

Fixed remuneration

David Morgan’s fixed remuneration is set at $1.7 million per annum for the term of the contract.

Short term incentive

David Morgan is entitled to annual short term incentive payments if performance criteria determined by the Board are met.

The dollar based short term incentive payment is the following percentage of fixed remuneration for each year of David Morgan’s employment contract:

12 month period ended 30 September 2004 – 100%

12 month period ending 30 September 2005 – 110%

12 month period ending 30 September 2006 – 120%

12 month period ending 30 September 2007 – 130%

The actual short term incentive paid to the CEO for each year is determined by the Board based on performance against financial and non-financial objectives, within a range of 0% to 200% of target.

Long term incentive

David Morgan is entitled to long term incentives in accordance with the Chief Executive Officer Securities Agreement 2003, which was approved by shareholders in December 2003.  The agreement only results in rewards if shareholders have benefited from Westpac’s performance and was designed to comply with the Investment and Financial Services Association (IFSA) Guidance Note on Executive Share and Option Schemes.

The agreement provides for:

•                  the grant of performance options in three allocations of 713,000 performance options each, on 1 March 2004, 1 March 2005 and 1 March 2006 and a fourth allocation of 594,167 performance options on 1 December 2006; and

•                  the grant of performance share rights in three allocations of 218,000 performance share rights each on 1 March 2004, 1 March 2005, 1 March 2006 and a fourth allocation of 181,667 performance share rights on 1 December 2006.

During the year ended 30 September 2005, David Morgan held share options and/or performance share rights under three separate agreements: the Chief Executive Share Option Agreement 1999 (as amended), the Chief Executive Share Option Agreement 2001, and the Chief Executive Securities Agreement 2003.  Shareholders approved the terms of each agreement at general meetings on 2 September 1999, 13 December 2001 and 11 December 2003 respectively.  The key terms of each agreement are summarised below:

	CEO 2003 Securities Agreement	CEO 2001 Share Option Agreement(1)	CEO 1999 Share Option Agreement
Type of security	Performance options and performance share rights	Options	Options

Date introduced	March 2004	March 2002	March 1999

Performance measurement

Relative TSR compared to the 50 largest listed companies on the ASX by market capitalisation at the commencement of the performance period (excluding Westpac itself, property trusts and specified resources companies)

Initial performance testing period	Three years	Three years	Three years

Maximum performance testing period	Three years	Five years	Five years

History of performance election	Performance election rights not available	Performance election right not used in respect of the first allocation	Performance election rights were not used

Minimum vesting schedule	Less than median = nil vests	First allocation: less than 25th percentile = nil vests(1) Second allocation: less than median = nil vests(1)	Less than 25th percentile = nil vests

Maximum vesting schedule	More than or equal to 75th percentile = 100% of grant vests	Same as for CEO 2003 Securities Agreement	Same as for CEO 2003 Securities Agreement

TSR measurements to date	First performance measurement due March 2007	Performance of first allocation was at the median. Performance measurement for next allocation due 2006	2002 = 71st percentile 2003 = 71st percentile 2004 = 73rd percentile

Plan status	Current plan, grants still to take place in March 2006 and December 2006.	Legacy plan, last grant took place in March 2003.	Legacy plan, all grants have been measured against their performance hurdles as set out above

(1)                                  Shareholders approved a minimum performance hurdle requiring Westpac’s TSR to be at or above the 25th percentile performance of the peer group.  However, in February 2003, the Board determined, with the agreement of the CEO, that the minimum performance hurdle applying to the second allocation would require Westpac’s TSR to be at or above the median performance of the peer group.

Prior to his appointment to the role of Chief Executive Officer in 1999, David Morgan was awarded 500,000 stock appreciation rights.  These rights, granted on 2 September 1997 at a nominal price of $7.89 per right (the issue price), vested in September 2000 and have an expiry date of 1 September 2007.  Under these rights the holder receives a cash payment equal to the amount by which the closing price of Westpac’s ordinary shares exceeds the issue price as at close of business on the ASX on the date the rights are exercised.

Other benefits – superannuation

David Morgan is a member of the defined benefit section of Westpac’s main staff superannuation fund.  Under the terms of his contract, David Morgan is required to make a 5% contribution each year towards his superannuation benefits and Westpac meets the remainder of the cost.  David Morgan’s superannuation benefits increase at a rate of 18% of final average salary for each year of service.

On leaving employment, David Morgan’s final average salary will take into account his three year average annual fixed remuneration and short term incentive paid, and in accordance with the provisions of his contract, up to one third of any eventual cash payment associated with the stock appreciation rights.

Termination benefit

As well as the payment of statutory entitlements and superannuation, the contract provides for the payment of awarded but unpaid short term incentive payments and the reimbursement of reasonable business expenses in the event of David Morgan’s employment ceasing.  An insured benefit is payable in the event of death or total and permanent disablement.  In the event of resignation with Board consent, without cause or for poor performance, the contract also provides for payment of up to an additional 12 months’ fixed remuneration.

The Board has discretion to pay an additional amount in the event of disablement and a pro-rated short term incentive payment may also be payable in the event of resignation with Board consent or termination without cause.

The contract also provides full details of the rights that accrue in relation to pre-existing benefits (superannuation benefits and stock appreciation rights granted in 1997) and rights accruing for long term incentives under the Chief Executive Securities Agreement 2003 if David Morgan’s employment ceases.

Under the Chief Executive Share Option Agreement 2001 the Board has discretion to permit the exercise of options, in whole or in part, (and to impose conditions) notwithstanding that performance requirements or other conditions have not been met if employment ceases due to death, disablement, sickness or resignation.

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

The contracts include provision for performance related short term incentives, death and total and permanent disability cover, an annual health check, and participation, when eligible, in the WPP.

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

These are set out below:

Executive	Description
Philip Chronican	• superannuation salary includes annual short term incentive payments (if any)
Philip Coffey	• six months notice period
Michael Coomer	• six months notice period • living, travel and accommodation expenses whilst the executive is required to live away from his normal place of residence
Michael Pratt	• six months notice period • provisions relating to permanent relocation from Melbourne to Sydney, including housing payments, relocation payments and moving expenses
Ann Sherry

•                  provisions relating to current secondment to New Zealand, including relocation, travel, living and accommodation expenses and taxation services

•                  superannuation salary includes annual short term incentive payments (if any)

Equity based instruments

Equity based remuneration granted and vesting during the year

Details of the equity-based remuneration granted and vesting during the year for the Chief Executive Officer and each of the specified executives are:

	Type of Instrument	Number Vested During the Year	Number Granted During the Year(1)	Grant Date	First Possible Vesting Date	Exercise Price $	Expiry Date	Fair Value per Instrument(2) $

David Morgan	Option	550,000	713,000	1 Mar 2005	1 Mar 2008	19.17	28 Feb 2015	1.86
	Share Right	—	218,000	1 Mar 2005	1 Mar 2008	—	28 Feb 2015	8.89

Ilana Atlas	Option	172,340	143,728	20 Jan 2005	20 Jan 2008	18.98	20 Jan 2015	1.87
	Share Right	18,944	36,764	20 Jan 2005	20 Jan 2007	—	20 Jan 2015	9.92

Philip Chronican	Option	430,850	278,745	20 Jan 2005	20 Jan 2008	18.98	20 Jan 2015	1.87
	Share Right	42,982	71,301	20 Jan 2005	20 Jan 2007	—	20 Jan 2015	9.92

David Clarke	Option	858,800	—			—		—
	Share Right	65,270	—			—		—

Philip Coffey	Option	176,064	209,059	20 Jan 2005	20 Jan 2008	18.98	20 Jan 2015	1.87
	Share Right	33,431	53,475	20 Jan 2005	20 Jan 2007	—	20 Jan 2015	9.92

Rob Coombe	Option	—	121,951	20 Jan 2005	20 Jan 2008	18.98	20 Jan 2015	1.87
	Share Right	31,839	31,194	20 Jan 2005	20 Jan 2007	—	20 Jan 2015	9.92

Michael Coomer	Option	194,682	200,348	20 Jan 2005	20 Jan 2008	18.98	20 Jan 2015	1.87
	Share Right	30,247	51,247	20 Jan 2005	20 Jan 2007	—	20 Jan 2015	9.92

Michael Pratt	Option	62,500	313,588	20 Jan 2005	20 Jan 2008	18.98	20 Jan 2015	1.87
	Share Right	30,247	80,213	20 Jan 2005	20 Jan 2007	—	20 Jan 2015	9.92

Ann Sherry	Option	258,510	182,926	20 Jan 2005	20 Jan 2008	18.98	20 Jan 2015	1.87
	Share Right	27,063	46,791	20 Jan 2005	20 Jan 2007	—	20 Jan 2015	9.92

(1)                                  Options and share rights granted during the year have been granted to David Morgan under the 2003 Chief Executive Securities Agreement and the specified executives under the Westpac Performance Plan.  Details of the Westpac Performance Plan are set out in Note 26.

(2)                                  The fair value of performance options and performance share rights included in the tables above have been independently calculated at grant date using a Binomial/Monte Carlo simulation pricing model.  The assumptions included in the 1 March 2005 awards to the Chief Executive Officer include a risk free interest rate of 5.5%, a dividend yield on Westpac shares of 4.6% and volatility in the Westpac share price of 15.0%.  The assumptions included in the 20 January 2005 awards under the Westpac Performance Plan include a risk free interest rate of 5.2% in relation to performance options and performance share rights with a three to five year performance period, a risk free interest rate of 5.1% in relation to performance share rights with a two to four year performance period, a dividend yield on Westpac shares of 4.6% and volatility in the Westpac share price of 15.0%.  Other assumptions include volatilities of, and correlation factors between, share price movements of the ranking group members and Westpac, which are used to assess the impact of performance hurdles.  Performance options and performance share rights have been valued assuming an expected life after the vesting date of up to 1.3 years.

Ordinary shares provided on exercise of instruments

Details of the ordinary shares provided during the year as a result of equity based compensation instruments to the Chief Executive Officer and each of the specified executives were:

	Type of Instrument	Number of Ordinary Shares	Amount Paid per Share
			$

David Morgan	Option	1,477,580	10.83
	Option	550,000	16.71

Ilana Atlas	—	—	—

Philip Chronican	Option	430,850	14.70
	Share Right	42,982	—

David Clarke	Option	90,910	13.32
	Option	354,540	12.39
	Option	400,000	12.75
	Share Right	65,270	—

Philip Coffey	Option	90,910	13.32

Rob Coombe	—	—	—

Michael Coomer	Option	194,682	15.73
	Share Right	30,247	—

Michael Pratt	Option	62,500	16.21
	Share Right	30,247	—

Ann Sherry	Option	227,275	13.32
	Option	258,510	14.70
	Share Right	27,063	—

Options and rights holdings

The following table sets out the details of options and performance share rights held during the year by the Chief Executive Officer and each of the specified executives of the Group.  The options and performance share rights held do not include performance options and performance share rights in respect of the 2005 remuneration review that had not been issued at 30 September 2005.

Name	Type of Instrument	Number Held at Start of Year	Number Granted During the Year as Remuneration	Number Exercised During the Year	Number Lapsed During the Year	Number Held at End of Year	Number Vested and Exercisable at End of Year

David Morgan	Option	4,390,580	713,000	(2,027,580)	(550,000)	2,526,000	—
	Share Right	218,000	218,000	—	—	436,000	—

Ilana Atlas	Option	646,839	143,728	—	(27,660)	762,907	357,436
	Share Right	73,152	36,764	—	(16,137)	93,779	18,944

Philip Chronican	Option	1,047,776	278,745	(430,850)	(69,150)	826,521	—
	Share Right	153,201	71,301	(42,982)	(36,615)	144,905	—

David Clarke	Option	2,144,502	—	(845,450)	(840,252)	458,800	458,800
	Share Right	209,702	—	(65,270)	(144,432)	—	—

Philip Coffey	Option	771,028	209,059	(90,910)	(73,936)	815,241	176,064
	Share Right	120,284	53,475	—	(28,478)	145,281	33,431

Rob Coombe	Option	282,304	121,951	—	—	404,255	—
	Share Right	79,265	31,194	—	(27,122)	83,337	31,839

Michael Coomer	Option	681,741	200,348	(194,682)	(105,318)	582,089	—
	Share Right	106,774	51,247	(30,247)	(25,766)	102,008	—

Michael Pratt	Option	591,631	313,588	(62,500)	(37,500)	805,219	—
	Share Right	137,231	80,213	(30,247)	(25,766)	161,431	—

Ann Sherry	Option	883,533	182,926	(485,785)	(41,490)	539,184	—
	Share Right	99,608	46,791	(27,063)	(23,053)	96,283	—

Shareholdings

The following table sets out details of Westpac ordinary shares held by the Non-executive Directors during the year ended 30 September 2005:

	Notes	Number Held at Start of Year	Other Changes During the Year	Number Held at End of Year	Number Held non- beneficially at Start of Year	Number Held non- beneficially at End of Year

Leon Davis	1	32,092	12,209	44,301	112,834	88,474

Gordon Cairns		8,506	—	8,506	—	—

David Crawford		9,511	2,438	11,949	—	—

Sir Llewellyn Edwards		4,011	319	—	112,834	—

Ted Evans		4,540	1,519	6,059	—	—

Carolyn Hewson		4,850	2,193	7,043	—	—

Helen Lynch	1	18,968	3,123	22,091	—	88,474

Peter Wilson		1,259	9,063	10,322	—	—

(1)                                  Certain Directors have relevant interests (non-beneficial) in shares and shares subject to warrants, held beneficially by a staff/community related fund of which those Directors are trustees.

The following table sets out the details of the options and performance share rights held at 30 September 2005 by the Chief Executive Officer and each of specified executives of the Group:

	Type of		Exercise	Latest date
	instrument	Number	Price	for exercise

David Morgan	Option	1,100,000	$13.87	28 Feb 2013
		713,000	$16.71	28 Feb 2014
		713,000	$19.17	28 Feb 2015

	Share right	218,000	—	28 Feb 2014
		218,000	—	28 Feb 2015

Ilana Atlas	Option	94,186	$10.75	3 Apr 2010
		90,910	$13.67	23 Apr 2011
		172,340	$14.70	9 Jan 2012
		124,381	$13.59	20 Jan 2013
		137,362	$16.34	21 Jan 2014
		143,728	$18.98	20 Jan 2015

	Share right	18,944	—	20 Jan 2013
		38,071	—	21 Jan 2014
		36,764	—	20 Jan 2015

Philip Chronican	Option	282,209	$13.59	20 Jan 2013
		265,567	$16.34	21 Jan 2014
		278,745	$18.98	20 Jan 2015

	Share right	73,604	—	21 Jan 2014
		71,301	—	20 Jan 2015

Philip Coffey	Option	129,255	$14.70	9 Jan 2012
		219,496	$13.59	20 Jan 2013
		210,622	$16.34	21 Jan 2014
		209,059	$18.98	20 Jan 2015
		46,809	$16.03	6 Aug 2012

	Share right	33,431	—	20 Jan 2013
		58,375	—	21 Jan 2014
		53,475	—	20 Jan 2015

Rob Coombe	Option	209,044	$13.59	20 Jan 2013
		73,260	$16.34	21 Jan 2014
		121,951	$18.98	20 Jan 2015

	Share right	31,839	—	20 Jan 2013
		20,304	—	21 Jan 2014
		31,194	—	20 Jan 2015

Michael Coomer	Option	198,591	$13.59	20 Jan 2013
		183,150	$16.34	21 Jan 2014
		200,348	$18.98	20 Jan 2015

	Share right	50,761	—	21 Jan 2014
		51,247	—	20 Jan 2015

Michael Pratt	Option	198,591	$13.59	20 Jan 2013
		293,040	$16.34	21 Jan 2014
		313,588	$18.98	20 Jan 2015

	Share right	81,218	—	21 Jan 2014
		80,213	—	20 Jan 2015

Ann Sherry	Option	177,687	$13.59	20 Jan 2013
		178,571	$16.34	21 Jan 2014
		182,926	$18.98	20 Jan 2015

	Share right	49,492	—	21 Jan 2014
		46,791	—	20 Jan 2015

The following table sets out details of Westpac ordinary shares held by the CEO and the specified executives for the year ending
30 September 2005:

	Number Held at Start of Year	Number Received on Exercise of Equity Instruments	Other Changes During the Year	Number Held at End of Year	Number Held non- beneficially at Start of Year	Number Held non- beneficially at End of Year

David Morgan	984,732	2,027,580	(784,732)	2,227,580	—	—

Ilana Atlas	11,893	—	591	12,484	2,000	2,000

Philip Chronican	508,809	473,832	(473,641)	509,000	—	—

David Clarke (1)	63,449	910,720	1,759	—	—	—

Philip Coffey	240,593	90,910	(92,698)	238,805	—	—

Rob Coombe	—	—	—	—	—	—

Michael Coomer	35,311	224,929	10,104	270,344	—	105,318

Michael Pratt	—	92,747	(84,902)	7,845	—	—

Ann Sherry	83,032	512,848	(317,917)	277,963	—	—

(1)                                  The movements for David Clarke are for the period before his resignation on 28 February 2005 and for the exercise of options and performance share rights during the year ending 30 September 2005.

The highest number of shares held by an individual in the above tables is 0.1% of total Westpac ordinary shares outstanding at 30 September 2005.

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

Details of loans to Directors and specified executives of the Westpac Group are:

	Balance at Start of Year	Interest Paid and Payable for the Year	Interest Not Charged	Balance at End of Year	Number in Group at End
	$	$	$	$	of years

Directors	1,541,770	57,570	—	611,003	4

Specified executives	4,827,897	269,826	—	2,148,092	4

Individuals with loans above $100,000 during the financial year:

	Notes	Balance at Start of Year	Interest Paid and Payable for the Year	Interest Not Charged	Balance at End of Year	Highest Indebtedness During the Year
		$	$	$	$	$
Directors
Sir Llewellyn Edwards	1	584,222	9,050	—	—	584,222
Ted Evans		600,419	24,508	—	249,357	604,727
Helen Lynch		350,000	23,096	—	350,000	350,000

Specified Executives
Philip Chronican		1,030,770	53,832	—	—	1,039,408
David Clarke	2	2,500,000	68,776	—	—	2,500,000
Philip Coffey		314,891	108,794	—	1,570,420	1,636,661
Ann Sherry		982,236	38,423	—	577,672	1,242,236

(1)                                  Sir Llewellyn Edwards retired 16 December 2004.

(2)                                  David Clarke resigned 28 February 2005.

Summary terms and conditions

All loans to Directors or specified executives are on normal commercial terms and conditions available to Westpac’s customers or employees.

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

	Consolidated
	2005	2004
	$m	$m
Eligible capital and relevant ratios as at 30 September
Tier 1capital
Total equity	17,212	16,317
Outside equity interests in managed investment schemes(1)	(826)	(1,408)
Hybrid capital in excess of tier 1limit	—	(95)
Dividends provided for capital adequacy purposes	(954)	(805)
Goodwill (excluding funds management entities)	(1,139)	(1,259)
Net future income tax benefit	(209)	(280)
Estimated reinvestment under dividend reinvestment plan(2)	215	145
Retained earnings, reserves and goodwill in life and general insurance, funds management
and securitisation entities	(1,676)	(1,405)
Equity in captive lenders mortgage insurance entities	(83)	(62)
Capitalised expenditure	(312)	(269)
Total Tier 1 capital	12,228	10,879
Tier 2 capital
Hybrid capital in excess of tier 1 limit	—	95
Subordinated undated capital notes	512	546
General provision for bad and doubtful debts	1,530	1,487
Future income tax benefit related to general provision	(467)	(447)
Eligible subordinated bonds, notes and debentures	3,640	3,865
Total Tier 2 capital	5,215	5,546
Total Tier 1 and Tier 2 capital	17,443	16,425
Deductions:
Capital in life and general insurance, funds management and securitisation entities	(859)	(829)
Capital in controlled commercial operations	—	(297)
Net qualifying capital	16,584	15,299
Risk weighted assets	170,369	158,489
Tier 1 capital ratio	7.2%	6.9%
Tier 2 capital ratio	3.1%	3.5%
Deductions	(0.6)%	(0.7)%
Total capital ratio	9.7%	9.7%

(1)                                  This is not considered eligible capital for APRA purposes.  Refer to Note 1(h)v to the financial statements.

(2)                                  The amount is derived from reinvestment experience on the Group’s dividend reinvestment plan.

In determining risk weighted assets, assets (including off-balance sheet exposures) are weighted according to notional credit risk.  Classes of asset are assigned a risk weighting according to the amount of capital required to support that asset.  Four categories of risk weights (0%, 20%, 50%, 100%) are applied to the different types of assets.  For example, cash, bullion, claims on the Reserve Bank of Australia (RBA) and Commonwealth of Australia securities have a zero risk weighting, meaning that no capital is required to support the holding of these assets.  Loans to corporations and individuals carry a 100% risk weighting, meaning that they must be supported by minimum capital equal to 8% of the amounts outstanding.  Other asset categories have intermediate weighting’s, such as loans secured by residential housing mortgages which generally carry a 50% weighting and claims on other Australian and other OECD banks which carry a 20% weighting.  For loans secured by residential housing mortgages approved after 5 September 1994, where the loan-to-valuation ratio is in excess of 80% (60% for low documentation loans), a 100% risk weight applies; except where the loan is 100% mortgage insured through an acceptable lender’s mortgage insurer.  Off-balance sheet exposures are taken into account by applying different categories of ‘credit conversion factors’ to arrive at credit equivalent amounts, which are then weighted in the same manner as balance sheet assets according to counterparty, except that, in respect of derivatives a maximum weighting of 50% for corporations and individuals normally applies.

APRA also requires ADIs to assess capital adequacy in respect of market risk in their trading book.  Required capital for market risk is calculated on standard models or on internal models approved by APRA.

	Balance			Risk Weighted Balance
	2005	2004	Risk Weight	2005	2004
	$m	$m		$m	$m
Risk weighted assets
on-balance sheet assets
Cash, claims on the RBA, Australian Commonwealth Government securities under one-year and other zero-weighted assets(1)	27,317	26,067	0%	—	—
Claims on OECD banks and local governments	13,158	16,806	20%	2,631	3,361
Loans secured by residential mortgages and other 50% weighted assets	119,737	112,122	50%	59,868	56,061
All other assets	84,553	78,815	100%	84,553	78,815
Total on balance sheet assets - credit risk(2)	244,765	233,810		147,052	138,237

	Contract or Notional		Credit Equivalent
	Amount		Amount		Risk Weighted Balance
	2005	2004	2005	2004	2005	2004
	$m	$m	$m	$m	$m	$m
Gross off-balance sheet exposures - credit risk	1,206,239	1,058,170	43,154	38,086	23,047	20,246
Netting of off-balance sheet exposures	(590,104)	(581,331)	(7,791)	(6,866)	(2,235)	(1,821)
Total off-balance sheet exposures - credit risk	616,135	476,839	35,363	31,220	20,812	18,425
Total risk weighted assets - credit risk					167,864	156,662
Risk adjusted assets - market risk					2,505	1,827
Total risk weighted assets					170,369	158,489

(1)                                  Other zero-weighted assets included gross unrealised gains on derivative financial instruments of $10,374 million (2004 $8,150 million) which were included in the credit equivalent amount of off-balance sheet exposures and trading securities of $9,399 million (2004 $9,698 million) which in turn were included in the market risk calculation.

(2)                                  Life insurance assets of $13,740 million (2004 $12,957 million) were not consolidated for capital adequacy purposes.

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

The statements of cash flows comply with International Accounting Standard 7 Cash Flow Statements.

		Consolidated		Parent Entity
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Reconciliation of net profit attributable to equity holders of Westpac Banking Corporation to net cash provided by operating activities
Net profit attributable to equity holders of Westpac Banking Corporation	2,818	2,539	2,183	2,153	2,099
Adjustments:
Outside equity interests	110	40	8	—	—
Depreciation and goodwill amortisation	450	427	413	349	325
Increase/(decrease) in sundry provisions and other non-cash items	1,480	3,153	898	(339)	2,382
Bad and doubtful debts	296	341	411	347	339
(Increase)/decrease in other financial market asset and liabilities	(819)	(767)	1,023	(697)	(471)
(Increase)/decrease in trading securities	(334)	(135)	1,759	(1,001)	206
(Increase)/decrease in accrued interest receivable	(59)	(95)	(66)	(98)	(104)
Increase/(decrease) in accrued interest payable	255	255	(44)	70	186
Increase/(decrease) in provision for income tax	316	(309)	(227)	305	(292)
Increase/(decrease) in provision for deferred income tax	157	(136)	166	160	(95)
(Increase)/decrease in future income tax benefits	(107)	181	(432)	(122)	53
Decrease/(increase) in intergroup tax receivable	—	—	—	36	(105)
Net cash provided by operating activities	4,563	5,494	6,092	1,163	4,523

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

		Consolidated		Parent Entity
	2005	2004	2003	2005	2004
	$m	$m	$m	$m	$m
Controlled entities and businesses acquired

Details of assets and liabilities of controlled entities and businesses acquired are as follows:

Investment securities	—	—	70	—	—
Life insurance assets	—	—	2,432	—	—
Fixed assets	—	645	29	—	—
Other assets	—	15	139	—	—
Life insurance policy liabilities	—	—	(2,378)	—	—
Provisions	—	(5)	—	—	—
Other liabilities	—	(108)	(430)	—	—
Fair value of entities and businesses acquired	—	547	(138)	—	—
Goodwill (refer note 15)	—	—	964	—	—
Minority interest	—	—	(3)	—	—
	—	547	823	—	—
Cash consideration and acquisition costs	—	(576)	(965)	—	—
Cash acquired	—	29	142	—	—
Cash paid on acquisition (net of cash acquired)	—	(547)	(823)	—	—
Controlled entities and businesses disposed
Details of assets and liabilities of controlled entities and businesses disposed of are as follows:
Cash at bank	54	—	—	—	—
Loans	25	—	62	—	—
Fixed assets	641	—	—	—	—
Other investments	—	158	—	—	158
Other assets	19	47	298	—	—
Deposits	(21)	—	—	—	—
Other liabilities	(129)	—	—	—	—
Outside equity interests	—	(46)	—	—	(46)
Net assets of entities and businesses disposed	589	159	360	—	112
Gain on disposal	10	6	—	—	6
Cash consideration (net of sale costs)	599	165	360	—	118
Less: cash deconsolidated	(54)	—	—	—	—
Cash consideration (net of sale costs and cash held)	545	165	360	—	118

Securitised loans

	Consolidated
	2005	2004
	$m	$m
Cash flows from securitised loans
Summarised cash flows received from securitisation trusts
Proceeds from new securitisations	2,209	241
Servicing fees received	9	8
Residual income from securitisation trusts	11	15
Other	(72)	(57)
Total cash flows received from securitisation trusts	2,157	207

Note 44.  Events occurring after reporting date

On 2 November, Westpac announced an off-market buy-back(1) of approximately $700 million of Westpac ordinary shares.  The results of the buy-back are expected to be announced on 19 December 2005.

(1)           The buy-back is not available to any person who is in the United States. Canada or Japan or any United States persons or resident of Canada or Japan. In addition, American Depository Recepits and restricted shares may not be tendered into the buy-buck.

Note 45.  Reconciliation with US Generally Accepted Accounting Principles (US GAAP)

The consolidated financial statements of the Group are prepared in accordance with Generally Accepted Accounting Principles (GAAP) applicable in Australia which differs in some material respects from Generally Accepted Accounting Principles in the United States (US GAAP).

The following are reconciliations of net profit, shareholders’ equity, total assets and total liabilities applying US GAAP instead of Australian GAAP.

		Consolidated
		2005	2004	2003
		$m	$m	$m
Statement of income
Net profit as reported under Australian GAAP		2,818	2,539	2,183
Items having an effect of increasing (decreasing) reported income (related tax impact of item shown separately)
(i)	Premises and sites	24	64	(106)
(ii)	Amortisation of goodwill	168	164	163
(ii)	Goodwill fair value adjustments	(16)	47	—
	Related income tax credit/(expense)	5	(14)	—
(iii)	Superannuation (pension) expense	(36)	29	64
	Related income tax credit/(expense)	10	(9)	(19)
(v)	Wealth management	(25)	(24)	(17)
	Related income tax expense	8	7	5
(vi)	Write-down of available-for-sale securities	—	(16)	(37)
(vii)	Employee share option compensation (under APB 25)	—	(4)	(15)
	Employee share option compensation (under SFAS 123)	(40)	(34)	(27)
	Employee share plan compensation (under SOP 93-6)	(38)	(18)	—
	Related income tax credit	6	—	—
(viii)	Distributions on other equity instruments	—	—	(41)
(viii)	Other debt instruments - interest	(141)	(161)	(36)
(viii)	Other debt instruments - foreign exchange gain	25	14	—
(viii)	Deconsolidation of trust preferred structures (under FIN 46R)	47	147	—
(viii)	Initial adoption of FIN 46R	—	5	—
(x)	Other non-financial assets	(2)	34	7
	Related income tax credit/(expense)	10	6	3
(xi)	Software capitalisation	(8)	—	(4)
	Related income tax credit	2	—	2
(xii)	Derivative instruments (under SFAS 133)	15	(5)	(111)
	Related income tax (expense)/credit	(2)	2	26
(xiii)	Restructuring costs	15	(2)	(79)
	Related income tax (expense)/credit	(5)	1	23
(xiv)	Service fees	(39)	—	—
	Related income tax credit	12	—	—
Net income according to US GAAP		2,813	2,772	1,984
Adjustments to determine other comprehensive income under US GAAP (net of tax)
	Foreign currency translation	(98)	(11)	(156)
(viii)	Other debt instruments - FCTR adjustment	49	(55)	—
(vi)	Unrealised net gain/(loss) on available-for-sale securities	54	70	156
(vi)	Reclassification adjustment for (gains)/losses now included in net income	—	—	34
Total comprehensive income according to US GAAP		2,818	2,776	2,018
Earnings per share (cents) according to US GAAP
Basic		152.0	150.2	108.8
Diluted		150.2	147.5	108.4
Weighted average number of ordinary shares (millions)		1,851	1,846	1,824

Non-interest expenses as reported		4,273	4,104	3,926
Adjustments: (refer following commentary for details)
Item No.
(i)	Premises and sites	6	5	1
(ii)	Amortisation of goodwill	(168)	(164)	(163)
(iii)	Superannuation (pension) expense	36	(29)	(64)
(vii)	Employee share option and share plan compensation	78	56	42
(x)	Other non-financial assets	—	(7)	(7)
(xi)	Software capitalisation	8	—	4
(xiii)	Restructuring costs	(15)	2	79
Non-interest expenses according to US GAAP		4,218	3,967	3,818

Tax effect of each component of other comprehensive income:

	Consolidated
	2005			2004			2003
	Before Tax Amount	Tax (Expense)/ Benefit	After Tax Amount	Before Tax Amount	Tax (Expense)/ Benefit	After Tax Amount	Before Tax Amount	Tax (Expense)/ Benefit	After Tax Amount
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Available-for-sale securities adjustment:
Unrealised holding gains/(losses) arising during the year	54	—	54	72	(2)	70	157	(1)	156
Reclassification adjustment for (gains)/losses included in net income	—	—	—	—	—	—	34	—	34
Net available-for-sale securities adjustment	54	—	54	72	(2)	70	191	(1)	190
Other debt instruments - FCTR adjustment	49	—	49	(55)	—	(55)	—	—	—
Foreign currency translation adjustment	(98)	—	(98)	(11)	—	(11)	(156)	—	(156)
Total other comprehensive income	5	—	5	6	(2)	4	35	(1)	34

	Consolidated
	2005	2004	2003
	$m	$m	$m
Accumulated other comprehensive income balances
Foreign currency translation reserve
Balance at beginning of year	(138)	(73)	82
Transfers from retained profits	—	1	1
Foreign currency adjustments net of hedging	(98)	(11)	(156)
Other debt instruments - FCTR adjustment	49	(55)	—
Balance at year end	(187)	(138)	(73)
Available-for-sale securities
Balance at beginning of year	155	85	(105)
Adjustments	54	70	190
Balance at year end	209	155	85
Total other comprehensive income balances	22	17	12

		Consolidated
		2005	2004	2003
		$m	$m	$m
Statement of financial position
Total assets as reported under Australian GAAP		259,753	245,079	221,339
Adjustments: (refer following commentary for details)
Item No.
(i)	Premises and sites	(90)	(114)	(178)
(ii)	Goodwill	505	333	151
(iii)	Superannuation (pension) asset	257	294	266
(v)	Wealth management assets	(123)	(98)	(74)
(vi)	Available-for-sale securities	156	102	46
(x)	Other non-financial assets	—	(11)	(69)
(xi)	Capitalised software	(34)	(26)	(26)
(xii)	Derivative instruments (under SFAS 133)	(12)	(20)	(14)
(ix)	Provisions for bad and doubtful debts	179	201	219
(iv)	Deferred tax assets	113	99	108
(viii)	Consolidation of variable interest entity (FIN 46R)	4,271	5,642	—
(viii)	Deconsolidation of trust preferred structures (FIN 46R)	189	224	—
Total assets according to US GAAP		265,164	251,705	221,768

Total liabilities as reported under Australian GAAP		242,541	228,762	207,343
Adjustments: (refer following commentary for details)
Item No.
(viii)	Other debt instruments	2,449	2,601	657
(xiii)	Restructuring provisions	—	—	13
(iv)	Deferred tax liabilities	120	142	134
(ix)	Other liabilities	179	201	219
(xiv)	Deferred service fees	39	—	—
(viii)	Other equity instruments	—	—	1,597
(viii)	Consolidation of variable interest entity (FIN 46R)	4,271	5,641	—
	Outside equity interest as reported under Australian GAAP	848	1,429	31
	Outside equity interest as reported under US GAAP	—	1	—
Total liabilities according to US GAAP		250,447	238,777	209,994
Net assets according to US GAAP		14,717	12,928	11,774
Equity attributable to equity holders of Westpac Banking Corporation as reported under Australian GAAP		16,364	14,888	13,965
Adjustments: (refer following commentary for details)
Item No.
(i)	Premises and sites	(90)	(114)	(178)
(ii)	Goodwill	505	348	151
(iii)	Superannuation (pension) asset (net of tax)	180	206	186
(v)	Wealth management assets (net of tax)	(86)	(69)	(52)
(vi)	Available-for-sale securities	156	102	48
(vii)	Employee share plan compensation (under SOP 93-6)	6	—	—
(viii)	Other equity instruments	—	—	(1,597)
(viii)	Other debt instruments	(2,449)	(2,519)	(657)
(viii)	Deconsolidation of trust preferred structures (under FIN 46R)	189	142	—
(x)	Other non-financial assets	—	(8)	(48)
(xi)	Capitalised software	(24)	(18)	(18)
(xii)	Derivative instruments (under SFAS 133)	(7)	(20)	(17)
(xiii)	Restructuring provisions	—	(10)	(9)
(xiv)	Service fees	(27)	—	—
Equity attributable to equity holders according to US GAAP		14,717	12,928	11,774

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

(ii)        Goodwill

Under Australian GAAP goodwill is amortised on a straight-line basis over 20 years.

Under US GAAP, effective 1 October 2002, the Group adopted Statement of Financial Accounting Standard (SFAS) 142 Goodwill and Other Intangible Assets.  Under SFAS 142, goodwill is no longer amortised but reviewed for impairment annually, or more frequently if certain impairment indicators or triggers arise.  Goodwill is tested for impairment at a ‘reporting unit’ level.  Adjustments have been made to reverse the amortised goodwill in each year in the reconciliations of net income, total assets and shareholders’ equity to US GAAP.

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

Australian GAAP allows offsetting of future income tax benefits and deferred tax liabilities, to the extent that they are expected to reverse within the same financial year.  US GAAP does not allow this offset.  The gross deferred tax asset and liability under Australian GAAP before valuation allowance and netting is $1,097 million and $363 million, respectively (2004 $1,030 million and $181 million, respectively).

	Consolidated
	2005	2004
	$m	$m

Total deferred tax assets	1,001	958
Total valuation allowances recognised for deferred tax assets (1)	(56)	(120)
Deferred tax assets (future income tax benefits as per note 17)	945	838
Total deferred tax liabilities (refer note 21)	(267)	(110)
Net deferred tax assets	678	728
Net (increase)/decrease in the total valuation allowance during the year	64	(8)

(1)          This item comprises potential future tax benefits not brought to account under Australian GAAP because realisation is uncertain (refer to Note 17).

(v)          Wealth management

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

(vii)  Employee share plan and share option remuneration

Under Australian GAAP, the Group has not recognised a cost for options, performance share rights and issued shares granted to employees under any of its share plans in the statement of financial performance.

Under US GAAP in accordance with Statement of Position 93-6 Employer’s Accounting for Employee Stock Ownership Plans a compensation expense has been recognised for new shares issued under the Employee Share Plan (ESP).  From 1 October 2004, compensation expense for the ESP has been recognised over the period of service to which the ESP relates.  This change in accounting principle was adopted to recognise the compensation of the ESP in the period the service is provided.  The expense of $38 million for the year ended 30 September 2005 represents $20 million accrual for the current year and $18 million for shares issued in respect of the previous financial year.

Under US GAAP in accordance with APB 25 Accounting for Stock Compensation, a compensation expense has been recognised for options granted under the Group’s variable stock option plans prior to 1 October 2001.

Effective from 1 October 2001, the Group has adopted the fair value method of accounting under SFAS 123 Accounting for Stock-Based Compensation, as amended by SFAS 148 Accounting for Stock-Based Compensation – Transition and Disclosure.  The fair value of options (including performance share rights) at grant date is recognised as compensation expense over their expected vesting period.  As SFAS 123 does not require a compensation expense to be recognised for options granted before the initial adoption of this standard, the charge to the statement of income in 2004 and 2003 does not include a component of amortisation of share option expense relating to options granted prior to 1 October 2001.

The effect on net income according to US GAAP and ordinary share earnings as if the fair value method had been applied to all outstanding and unvested grants is presented below:

	Consolidated
	2005	2004	2003
	$m	$m	$m
Net income according to US GAAP - as reported	2,813	2,772	1,984
Add employee share option compensation included in reported net income	40	38	42
Deduct total share option compensation determined under the fair value method	(40)	(33)	(33)
Proforma net income according to US GAAP	2,813	2,777	1,993
Ordinary share earnings (cents)
Basic net income per share - as reported	152.0	150.2	108.8
Basic net income per share - proforma	152.0	150.5	109.3
Fully diluted net income per share - as reported	150.2	147.5	108.4
Fully diluted net income per share - proforma	150.2	144.5	108.9

(viii)   Variable interest entities

Westpac has adopted the provisions of FASB Interpretation Number 46R Consolidation of Variable Interest Entities (FIN 46R) effective 1 October 2003 for US GAAP purposes.  The impact of adoption is summarised below.

Commercial paper conduit:

Westpac arranges finance for certain customer transactions through a commercial paper conduit, Waratah Receivables Corporation Pty Limited (Waratah).  A letter of credit facility provided by Westpac on the commercial paper issued by the conduit represents a variable interest that results in Westpac being the primary beneficiary in accordance with FIN 46R.  For US GAAP purposes, Westpac has consolidated Waratah and its controlled entities for the year ending 30 September 2005.  The impact of consolidating Waratah has been to increase total assets by $4,271 million (2004 $5,642 million), total liabilities by $4,271 million (2004 $5,641 million) and minority interest by nil (2004 $1 million).  There has been no impact on net income for the period.

Trust preferred securities:

Westpac has issued hybrid Tier 1 capital instruments in the form of trust preferred securities through three dual trust structures.  In accordance with FIN 46R Westpac does not have a variable interest in the trusts and therefore is not the primary beneficiary.  As a result for US GAAP purposes, Westpac has deconsolidated the following trusts for the year ended 30 September 2005 and 2004:

Instrument:	Trusts:
TOPrS	Westpac Capital Trust I and Tavarua Funding Trust I (redeemed July 2004)
FIRsTS	Westpac First Trust and Westpac Second Trust
2003 TPS	Westpac Capital Trust III and Tavarua Funding Trust III
2004 TPS	Westpac Capital Trust IV and Tavarua Funding Trust IV

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

The above has resulted in the following impact on the reconciliation with US GAAP:

•                  effective 1 October 2003, distributions in respect of TOPrS and 2003 TPS are classified as interest on other debt instruments instead of distributions on other equity instruments.  Distributions in respect of FIRsTS are already classified as interest on other debt instruments;

•                  effective 1 October 2003, issue costs in respect of TOPrS and 2003 TPS are amortised over the period to the first call date as part of interest on other debt instruments.  Previously issue costs were netted against the proceeds as the instruments were classified as equity.  Issue costs in respect of FIRsTS are already being amortised;

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

(ix)     General provision for bad and doubtful debts

Under Australian GAAP, the Group maintains a general provision for bad and doubtful debts which is treated as a deduction from loans.  Included within this provision as at 30 September 2005 was an amount of $179 million (2004 $201 million) in respect of off-balance sheet credit related commitments.  Under US GAAP this component of the provision would be included in other liabilities.

(x)         Other non-financial assets

Under Australian GAAP, the gain on sale of certain other non-financial assets has been recognised as income.  Under US GAAP, the sale of these non-financial assets have been accounted for in a manner consistent with the principles of a sale and leaseback transaction as prescribed by SFAS 13 Accounting for Leases.

(xi)     Capitalised software development costs

Under Australian GAAP, the Group capitalises certain indirect costs incurred in developing computer software.  Under US GAAP these costs are expensed as incurred.

(xii) Accounting for derivative instruments and hedging activities

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

(xiii)  Provision for restructuring

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

(xiv)    Service Fees

Under Australian GAAP, the Group has recognised some non-refundable fees received on a cash basis.  Under US GAAP, these fees are required to be deferred and recognised over the service period in accordance with SFAS 91.

	Consolidated
	2005	2004	2003
	$m	$m	$m
Statement of changes in US GAAP equity attributable to equity holders’
Balance at beginning of year	12,928	11,774	10,590
Increase/(decrease) in share capital	609	(160)	469
Currency translation adjustments (net of hedging gains/losses)	(49)	(66)	(156)
Net income	2,813	2,772	1,984
Dividends provided for or paid	(1,716)	(1,518)	(1,345)
US GAAP adjustments for:
Employee share option and share plan compensation	78	56	42
Available-for-sale securities	54	70	190
Balance at year end	14,717	12,928	11,774

Capital adequacy

As at 30 September 2005, the Group’s Tier 1 and total capital ratios were 7.2% and 9.7% respectively (2004 6.9% and 9.7% respectively) compared to the Australian Prudential Regulation Authority’s (APRA) minimum requirements of 4.0% and 8.0%.

Differences between the Australian and US definitions of Tier 1 and Tier 2 capital which would have a significant effect on the Group are:

(i)             Under APRA’s guidelines retained earnings, reserves and goodwill in life and general insurance, funds management and securitisation entities are deducted from Tier 1 capital.  The remaining capital invested in such entities is deducted from the total capital.  Under US guidelines 50% of the aggregate amount of investments in subsidiaries that are not consolidated for accounting or regulatory reporting purposes is deducted from Tier 1 capital.  The remaining 50% is deducted from Tier 2 capital.

(ii)          Under APRA’s guidelines the general provision for bad and doubtful debts, net of associated future income tax benefits, qualifies as Tier 2 capital.  Under US guidelines, the associated future income tax benefit is not deducted from the general provision but, subject to exemption in (iii) below, is a direct deduction from Tier 1 capital to the extent that the future income tax benefit exceeds off-setting deferred tax liabilities; and

(iii)       The US guidelines allow net future income tax benefits reversing within one year to be included in Tier 1 capital up to a bank’s projected annual income or 10% of core capital, whichever is less.

Certain differences between Australian GAAP and US GAAP, detailed above, also give rise to differences between Tier 1 capital calculated in accordance with Australian guidelines and Tier 1 capital calculated in accordance with US guidelines.

After adjusting for the above items and differences between Australian GAAP and US GAAP, the Group’s Tier 1 and total capital ratios, as at 30 September 2005, in accordance with US guidelines, was 7.4% and 10.3% respectively (2004 6.9% and 10.2% respectively).  The Group’s leverage ratio for US GAAP purposes is 5.0% (2004 4.7%).

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

The reconciliation of net income calculated in accordance with Australian GAAP to net income calculated in accordance with US GAAP for the years ended 30 September 2005, 2004 and 2003 included net superannuation (pension) adjustments after tax of $26 million debit, $20 million credit and $45 million credit respectively.  The measurement date for the plan was 30 June 2005.

	Consolidated
	2005	2004	2003
	$m	$m	$m
The superannuation (pension) expense adjustments comprised:
Elimination of superannuation expense for Australian accounting purposes	112	100	87
Income tax applicable	(34)	(30)	(26)
	78	70	61
Recognition of a pension benefit /(cost) calculated in accordance with US GAAP	(148)	(71)	(23)
Income tax applicable	44	21	7
	(104)	(50)	(16)
Net adjustment	(26)	20	45
The pension benefit/(cost) calculated in accordance with US GAAP as at 30 September comprises:
Service cost	(59)	(50)	(52)
Interest cost	(85)	(73)	(82)
Return on assets	107	97	122
Net amortisation and deferral	(37)	16	41
Net periodic pension benefit/(cost)	(74)	(10)	29
Contributions to the accumulation plan	(74)	(61)	(52)
Net Group periodic pension benefit/(cost)	(148)	(71)	(23)
The following table presents the funded status of the Group’s principle pension plans as at 30 June
Change in benefit obligation
Benefit obligation at beginning of year	1,331	1,310	1,281
Net service cost	39	50	52
Member contributions	25	6	7
Interest cost	85	73	82
Actuarial gains/(losses)	222	12	8
Benefits and expenses paid	(110)	(120)	(120)
Benefit obligation at year end	1,592	1,331	1,310
Change in fair value of assets
Fair value of assets at beginning of year	1,514	1,457	1,666
Actual return on assets	250	232	(44)
Total contributions	25	6	7
Benefits and expenses paid	(110)	(120)	(120)
Contributions to the accumulation plan	(43)	(61)	(52)
Fair value of assets at year end(1)	1,636	1,514	1,457
Funded status at measurement date	44	183	147
Assets not recognised:
Transitional obligation assets	—	—	(79)
Unrecognised net loss	437	392	576
Unrecognised prior year service costs	—	3	7
Prepayment of pension costs	481	578	651
Accumulated benefit obligation	1,491	1,283	1,252

(1)          Included in the plan assets at 30 June 2005 are deposits with Westpac Banking Corporation totalling $21.5 million (2004 $27.7 million, 2003 $5.0 million) and 2.3 million Westpac Banking Corporation ordinary shares (2004 2.2 million, 2003 2.6 million) having a total market value at that date of $45.0 million (2004 $37.7 million, 2003 $42.9 million).

Assumptions used in determining the projected benefit obligation as at 30 September 2005, 30 June 2004 and 30 June 2003 and in determining the pension benefit for the financial year ended on those dates determined with the assistance of actuaries included the following:

	Consolidated
	2005	2004	2003
Pension benefit:
Assumed rate of return on plan assets	6.8%	7.2%	6.8%
Projected benefit obligation:
Average increase in future compensation levels(1)	3.5%	3.6%	3.0%
Discount rate	5.3%	6.5%	5.7%

(1)          Plus promotional scales equivalent to approximately 1%.

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

	Consolidated
Asset allocation	30 September	30 June	30 June
Allocation as at:	2005	2004	2003
International equity	32%	32%	29%
Australian equity	34%	34%	37%
Property	10%	10%	10%
Fixed interest	22%	22%	22%
Cash	2%	2%	2%
Total	100%	100%	100%

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

Cash flows

Contributions

We expect to contribute $15.7 million to the defined benefits section of the Westpac Staff Superannuation Plan for the year ending 30 September 2006.

Estimated future benefit payments

The following benefit payments are expected to be paid:

$m
2006	164
2007	144
2008	145
2009	137
2010	134
2011-2015	621

The Group has no material obligations in respect of post-retirement employee benefits other than pensions.

	Consolidated
	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Computation of ordinary share earnings
Australian GAAP
Net income after deducting distributions on other equity instruments	2,681	2,385	2,108	2,144	1,852
Weighted average number of ordinary shares (millions)	1,851	1,846	1,824	1,812	1,801
Net income per share (cents)	144.8	129.2	115.6	118.3	102.8
Distributions on other equity instruments	137	154	75	48	51
US GAAP
Weighted average number of ordinary shares (millions)	1,851	1,846	1,824	1,812	1,801
Average other potential ordinary shares	71	63	—	—	—
Average options and performance share rights	4	13	7	10	11
Average shares and share equivalents	1,926	1,922	1,831	1,822	1,812
Net income	2,813	2,772	1,984	2,579	1,769
Basic net income per share (cents)	152.0	150.2	108.8	142.3	98.2
Fully diluted net income per share (cents)	150.2	147.5	108.4	141.5	97.6
Earnings per ADS (five times earnings per share in cents)	760	751	544	712	491

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

Statutory statements

DIRECTORS’ DECLARATION

In the Directors’ opinion:

a.                the financial statements and notes set out on pages 72 to 191 are in accordance with the Corporations Act 2001, including:

(i)             complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)          give a true and fair view of the company’s and consolidated entity’s financial position as at 30 September 2005 and of their performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

b.               there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

L.A. Davis Chairman	D.R. Morgan Managing Director and Chief Executive Officer

Sydney

2 November 2005

Statutory statements

PricewaterhouseCoopers

ABN 52 780 433 757

Darling Park Tower 2

201 Sussex Street

GPO BOX 2650

SYDNEY NSW 1171

DX 77 Sydney

Australia

www.pwc.com/au

Telephone +61 2 8266 0000

Facsimile +61 2 8266 9999

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF WESTPAC BANKING CORPORATION

Audit opinion

In our opinion, the financial report of Westpac Banking Corporation:

•                  gives a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Westpac Banking Corporation and the Westpac Banking Corporation Group (defined below) as at 30 September 2005, and of their performance for the year ended on that date, and

•                  is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors’ responsibility

The financial report comprises the statements of financial position, statements of financial performance, statements of changes in equity and statements of cash flows, accompanying notes to the financial statements, and the directors’ declaration for both Westpac Banking Corporation (Westpac) and the Westpac Banking Corporation Group (the Group), for the year ended 30 September 2005.  The Group comprises both Westpac and the entities it controlled during that year.

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

Audit approach

We conducted an independent audit in order to express an opinion to the members of Westpac.  Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement.  The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence.  Therefore, an audit cannot guarantee that all material misstatements have been detected.  For further explanation of an audit, visit our website ‘www.pwc.com/au/financialstatementaudit’.

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

PricewaterhouseCoopers

DH Armstrong Partner	Sydney, Australia 2 November 2005

Liability limited by a scheme approved under Professional Standards Legislation

PricewaterhouseCoopers ABN 52 780 433 757 Darling Park Tower 2 201 Sussex Street GPO BOX 2650 SYDNEY NSW 1171 DX 77 Sydney Australia www.pwc.com/au Telephone +61 2 8266 0000 Facsimile +61 2 8266 9999

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the members of Westpac Banking Corporation:

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of financial performance, statements of cash flows and statements of changes in equity present fairly, in all material respects, the financial position of Westpac Banking Corporation and its subsidiaries at 30 September 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2005, in conformity with the Corporations Act 2001, Accounting Standards, other mandatory professional reporting requirements in Australia, and the Corporations Regulations 2001.  These financial statements are the responsibility of Westpac Banking Corporation’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with auditing standards generally accepted in Australia and the standards of the Public Company Accounting Oversight Board (United States).  Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America.  Information relating to the nature and effect of such differences is presented in Note 45 to the consolidated financial statements.

PricewaterhouseCoopers
Sydney, Australia 2 November 2005

Liability limited by a scheme approved under Professional Standards Legislation

Shareholding information

Top twenty ordinary shareholders at 5 October 2005

	Number of Fully Paid Ordinary Shares	% held

J P Morgan Nominees Australia Limited	298,979,108	16.00
National Nominees Limited	216,413,217	11.58
Westpac Custodian Nominees Limited	216,120,860	11.57
Citicorp Nominees Pty Limited	101,099,221	5.41
RBC Global Services Australia Nominees Pty Limited	68,745,428	3.68
ANZ Nominees Limited	61,192,086	3.27
Cogent Nominees Pty Limited	51,017,578	2.73
Queensland Investment Corporation	32,671,562	1.75
AMP Life Limited	23,200,562	1.24
HSBC Custody Nominees (Australia) Limited	15,175,223	0.81
Australian Foundation Investment Company Limited	12,811,616	0.69
Government Superannuation Office	9,722,411	0.52
Bond Street Custodians Limited	8,612,123	0.46
Permanent Trustee Australia Limited	8,335,507	0.45
Victorian Workcover Authority	6,250,168	0.33
PSS Board	6,229,647	0.33
New Zealand Central Securities Depository Limited	5,396,453	0.29
Milton Corporation Limited	5,196,639	0.28
Invia Custodian Pty Limited	5,152,120	0.28
UBS Private Clients Australia Nominees Pty Limited	5,136,210	0.27
	1,157,457,739	61.94

The top twenty shareholders hold 61.94% of total ordinary shares issued.

Substantial shareholders as at 5 October 2005

There are no shareholders appearing in the Register of Substantial Shareholders as at 5 October 2005

Control of registrant

We are not directly or indirectly owned or controlled by any other corporation(s) or by any foreign government.

Refer to the Exchange controls and other limitations affecting security holders - Foreign Acquisitions and Takeovers Act 1975 and Financial Sector (Shareholdings) Act 1998 which impose limits on equity holdings.

At 30 September 2005 to our knowledge, no person owned beneficially, directly or indirectly, more than 5% of our outstanding ordinary shares.  At 30 September 2005, our Directors and Executive Officers owned beneficially, directly or indirectly, an aggregate of 3,850,084 (0.21%) of the fully paid ordinary shares outstanding.

Analysis of holdings as at 5 October 2005

By range

			Number of				Options and
			Holders of		Number of		Rights to
			Ordinary		Ordinary		Subscribe for
			Fully Paid	%	Shares	%	Ordinary Shares(1)
1	–	1,000	150,167	56.42	67,369,914	3.61	6
1,001	–	5,000	91,114	34.24	206,244,236	11.03	286
5,001	–	10,000	14,848	5.58	105,839,829	5.66	223
10,001	–	100,000	9,590	3.60	208,308,400	11.15	425
100,001 and over			432	0.16	1,280,892,974	68.55	47
Totals			266,151	100.00	1,868,655,353	100.00	987
Percentage of total securities held by
Top 20 holders in each class						61.94	41.24
Holdings less than a marketable parcel			5,660

(1)          Issued under Senior Officers’ Share Purchase Scheme, General Management Share Option Plan, Chief Executive Share Option Agreement and Westpac Performance Plan.

By domicile

			Number of	% of Issued
	Number of	% of	Issued Shares	Shares
	Holders(1)	Holdings	and Options	and Options
Australia	232,640	87.11	1,833,205,171	96.61
New Zealand	31,216	11.66	39,674,507	2.09
United Kingdom	1,564	0.59	4,254,012	0.22
United States	369	0.14	1,982,655	0.10
Singapore	224	0.08	1,707,157	0.09
Other Overseas	1,125	0.42	16,801,234	0.89
Totals	267,138	100.00	1,897,624,736	100.00

(1)          Some registered holders own more than one class of security.

Significant changes in share ownership

On 5 November 2001, the Commonwealth Bank Group became a substantial shareholder holding 87,807,078 shares (5.01%).  They ceased to be a substantial shareholder on 31 December 2002.  On 18 February 2005, the Commonwealth Bank Group became a substantial shareholder holding (5.32%).  They ceased to be a substantial shareholder on 24 March 2005.

Market price information

The principal listing of our ordinary shares is on the Australian Stock Exchange Limited (ASX).  American Depositary Shares, each representing five ordinary shares, are listed on the New York Stock Exchange (NYSE).  The ordinary shares are also listed on the Tokyo Stock Exchange.

On 11 July 2005, ordinary Westpac shares were issued upon exchange of NZ Class Shares.

The tables below set forth, for the calendar periods indicated, the reported high and low market quotations for our ordinary shares on the ASX based on its daily official list and for our American Depository Shares on the New York Stock Exchange.

	Per ordinary share in A$(1)		Per American Depositary Share in US$(2)
Financial year ending	High	Low	High	Low
September 2005	21.40	17.52	81.03	64.12
September 2004	18.28	15.00	69.05	55.19
September 2003	17.14	12.83	56.80	35.60
September 2002	17.01	13.11	48.00	32.50
September 2001	14.55	11.87	39.10	29.36

	Per ordinary share in A$		Per American Depositary Share in US$
Quarter ending	High	Low	High	Low
2005:
March	20.13	18.68	79.35	71.58
June	20.08	18.42	77.80	71.40
September	21.40	19.17	81.03	71.60
2004:
March	18.28	15.84	68.04	60.86
June	17.98	16.60	69.05	57.69
September	17.83	16.08	64.31	57.79
December	19.50	17.52	76.00	64.12
2003:
March	15.32	12.83	45.50	38.50
June	16.85	15.05	56.30	45.50
September	17.14	15.35	56.80	50.50
December	16.84	15.00	60.42	55.19

	Per ordinary share in A$		Per American Depositary Share in US$
Month ending - 2005	High	Low	High	Low
October	21.48	20.14	81.06	76.46
September	21.40	19.83	81.03	76.19
August	20.32	19.35	77.18	72.90
July	20.07	19.17	76.05	71.20
June	19.97	19.10	77.80	72.40
May	20.08	18.73	76.15	72.61
April	19.49	18.42	76.40	70.95

(1)          A$ market price information is intraday high and low trading prices.

(2)          JPMorgan Chase Bank of New York acts as depositary for our American Depositary Shares.

At 5 October 2005, there were 266,151 record holders, compared to 225,646 in 2004 and 212,587 in 2003.  Record holders with registered addresses in Australia held approximately 98% of our fully paid ordinary share capital at 5 October 2005, 2004 and 2003 respectively.

Exchange controls and other limitations affecting security holders

Australian exchange controls

Australian laws control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia.  We, pursuant to a number of exemptions, authorities and approvals, are not restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia subject to the following limitations:

a.                withholding taxes in relation to remittances or dividends (to the extent they are unfranked) and interest payments;

b.               a restriction on buying, borrowing, selling, lending or exchanging foreign currency where the transaction relates to property, securities or funds:

(i)              owned or controlled directly or indirectly by, or otherwise relating to payments that are greater than $100,000 by or on behalf of:

•      the Embassy of the Federal Republic of Yugoslavia;

•      the Consulate-General of the Federal Republic of Yugoslavia; and

•      the National Bank of Yugoslavia;

(ii)           owned or controlled by, or otherwise relating to payments, directly or indirectly, to or for the benefit of:

•      certain persons including supporters of the former Milosevic regime; and

•      ministers and senior officials of the Government of Zimbabwe;

c.                accounts of persons identified as being associated with terrorism such as the Taliban, Usama bin Laden, a member of the Al-Qaida organisation and a person or entity named in paragraph 1(a), (b) or (c) of the United Nations Security Council Resolution 1390 (2002) remain frozen, and transactions with these persons and entities prohibited, under Regulation 6A of the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002, made under the Charter of the United Nations Act 1945;

d.               a prohibition on:

(i)              using or dealing with an asset owned or controlled directly or indirectly by a person or entity mentioned in paragraph 1(c) of the United Nations Security Council Resolution 1373 (2001) or paragraph 23(b) of the United Nations Security Council Resolution 1483 (2003), or allowing or facilitating the use of or dealing with such an asset; and

(ii)           making an asset available to a person or entity mentioned in paragraph 1(c) of the United Nations Security Council Resolution 1373 (2001) or paragraph 23(b) of the United Nations Security Council Resolution 1483 (2003), unless otherwise authorised by the Australian government.

In relation to the restrictions referred to in paragraph (ii) above, the Reserve Bank of Australia may approve certain transactions in circumstances it deems appropriate.

Limitations affecting security holders

The following Australian laws impose limitations on the right of non-residents or non-citizens of Australia to hold, own or vote on shares in our company.  All these limitations apply to the holders of the American Depositary Receipts evidencing American Depositary Shares, issued by our depositary in the United States.

Foreign Acquisitions and Takeovers Act 1975

Acquisitions of interests in shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of Australia under the Foreign Acquisitions and Takeovers Act 1975.  That legislation applies to any acquisition of 15% or more of the outstanding shares of an Australian company or any acquisition which results in one foreign person, including a corporation or group of associated foreign persons, controlling 15% or more of total voting power.  In addition, the legislation applies to any acquisition by non-associated foreign persons resulting in foreign persons controlling, in the aggregate, 40% or more of total voting power or ownership.  The legislation requires any persons proposing to make any such acquisition to first notify the Treasurer of their intention to do so.  Where such an acquisition has already occurred, the Treasurer has the power to order divestment.

Financial Sector (Shareholdings) Act 1998

The Financial Sector (Shareholdings) Act 1998 imposes restrictions on shareholdings in Australian financial sector companies (which includes us).  Under that legislation a person (including a corporation) may not hold more than a 15% ‘stake’ in a financial sector company without prior approval from the Treasurer of Australia.  A person’s stake in a financial sector company is equal to the aggregate of the person’s voting power in the company and the voting power of the person’s associates.  The concept of voting power is very broadly defined.  The Treasurer may approve a higher percentage shareholding limit if the Treasurer is satisfied that it is in the national interest to do so.

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

A person will have a substantial holding if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares.  The concepts of ‘associate’ and ‘relevant interests’ are broadly defined in the Act and investors are advised to seek their own advice on their scope.  In general terms, a person will have a relevant interest in a share if they:

a.                are the holder of that share;

b.               have power to exercise, or control the exercise of, a right to vote attached to that share; or

c.                have power to dispose of, or control the exercise of a power to dispose of, that share.

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

Enforceability of foreign judgements in Australia

We are an Australian public corporation having limited liability.  All of our Directors and Executive Officers reside outside the United States (US).  Substantially all or a substantial portion of the assets of those persons are located outside the US.  As a result, it may not be possible for investors to effect service of process within the US upon such persons or to enforce against them judgements obtained in US courts predicated upon the civil liability provisions of the Federal securities laws of the US.  We have been advised by our Australian counsel, Allens Arthur Robinson, that there is doubt as to the enforceability in Australia, or in actions for enforcement of judgements of US courts, of civil liabilities predicated upon the Federal securities laws of the US.  We have expressly submitted to the jurisdiction of New York State and US Federal courts sitting in the City of New York for the purpose of any suit, action or proceedings arising out of the offering of securities in the US.  We have appointed our legal counsel c/o Westpac Banking Corporation, 39th Floor, 575 Fifth Avenue, New York, New York 10017, USA as our agent upon whom process may be served in any such action.

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

The Australian government has recently conducted a review of Australia’s international tax arrangements.  The legislative changes resulting from the review to date do not adversely affect us.  At this stage there is no indication that further proposed changes which may result from the review will adversely affect us.

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

When an Australian resident individual shareholder receives a franked dividend, the shareholder receives a tax offset which can be offset against the Australian income tax payable by the shareholder.  An Australian resident shareholder may, in certain circumstances, be entitled to a refund of excess franking credits in relation to dividends paid on or after 1 July 2000.

While a company may only declare a dividend out of profits, the extent to which a dividend is franked typically depends upon a company’s available franking credits at the time of payment of the dividend.  Accordingly, a dividend paid to a shareholder may be wholly or partly franked or wholly unfranked.

Fully franked dividends paid to non-resident shareholders are exempt from Australian dividend withholding tax.  Dividends paid to a non-resident shareholder which are not fully franked are subject to dividend withholding tax at the rate of 30% (unless reduced by a double tax treaty) to the extent they are unfranked.  In the case of residents of the US, the rate is reduced to 15% under the Tax Treaty, provided the shares are not effectively connected with a permanent establishment or a fixed base of a non resident in Australia through which the non resident carries on business in Australia or provides independent personal services.  However this rate is reduced to 5% where the company has at least 10% or more voting interest in the company paying the dividend, and further reduced to 0% where a beneficially entitled company holds 80% or more of the voting power in the company paying the dividend for a 12-month period ending on the date the dividend is declared and satisfies public listing requirements in the Limitation on Benefits Article.  In the case of residents of the US that have a permanent establishment or fixed base in Australia and the shares in respect of which the dividends are paid are attributable to a permanent establishment or fixed base, withholding tax at the rate of 30% will apply to the extent the dividends are not franked and paid before 26 June 2005.  Dividends paid on or after 26 June 2005 will no longer be subject to dividend withholding tax, rather such dividends will be taxed on a net assessment basis and where the dividends are franked, entitlement to a tax offset may arise.

Fully franked dividends paid to non-residents shareholders and dividends that have been subject to dividend withholding tax are not subject to any further Australian income tax.

There are circumstances where a shareholder may not be entitled to the benefit of franking credits.  The application of these rules depend upon the shareholder’s own circumstances, if a resident, including the period which the shares are held and the extent to which the shareholder is ‘at risk’ in relation to their shareholding.

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

Capital gains tax in Australia is payable on 50% of any capital gains (without adjustment for inflation indexation) on the disposal of assets acquired on or after 1 October 1999 and held for more than 12 months by individuals.  For the assets acquired prior to 1 October 1999, individuals will be able to choose between the following alternatives:

•                  taxed on any capital gain after allowing for indexation of the cost base where the shares have been held for more than 12 months (i.e. the difference between the disposal price and the original cost indexed for inflation over the period).  Indexing does not apply where the shares are disposed of within 12 months of acquisition.  Indexation of the cost base for calculating capital gains tax is frozen at 30 September 1999 for all taxpayers including non-residents; and

•                  taxed on 50% of the actual capital gain (without adjustment for inflation indexation) where the shares have been held for more than 12 months.

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

Taxation of dividends

Under the United States federal income tax laws, if you are a US holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes).  If you are a non-corporate US holder, dividends paid to you in taxable years beginning before 1 January 2009 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meet other holding period requirements.  Dividends we pay with respect to the shares generally will be qualified dividend income.

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

Management

Directors

Our business is managed under the direction of the Board of Directors.  Our Constitution requires no fewer than seven and no more than 15 Non-executive Directors. In addition, up to three members of the Board may be Executive Directors.  At 30 September 2005, the Directors were:

Name of Director	Year appointed	Expiry of current term in office
Leon Davis (Chairman)(1),,(2),,(3),,(4),,(5),,(6)	1999	2005
David Morgan (Managing Director, CEO)(5),,(7)	1997	N/A
Gordon Cairns(1),,(4)	2004	2007
David Crawford(1),,(2),,(3)	2002	2005
Ted Evans(1),,(2),,(3)	2001	2007
Carolyn Hewson(2),,(3),,(4)	2003	2006
Helen Lynch(1),,(2),,(3),,(5)	1997	2006
Peter Wilson(1),,(2),,(5)	2003	2006

(1)          Member of the Audit Committee, which oversees all matters concerning the integrity of the financial statements and financial reporting systems, the external auditor’s qualifications, performance and independence, the performance of the internal audit function and compliance with financial reporting and related regulatory requirements.

(2)          Member of the Risk Management Committee, which reviews and approves the framework, limits and conditions for the management of our credit, market, compliance and operational risks.  It also ensures that there is effective monitoring and management of risks.  The Committee also reviews, approves and monitors our bad debt and non-lending loss performance as well as the funding plan.  The Committee oversees compliance with applicable laws and regulatory requirements and communicates relevant matters to the Audit Committee.  It also ensures that there is appropriate management of complaints and the treatment of whistleblower concerns.

(3)          Member of the Nominations Committee, which develops and reviews policies on Board composition, strategic function, size, succession planning, Director independence and the performance review process of the Board, its Committees and individual Directors.  It also develops and implements induction programs for new Directors and ongoing education for existing Directors.  The Committee reviews our corporate governance policies to ensure that we meet relevant corporate governance standards from legislation and various regulatory bodies in Australia and overseas, where we conduct business.

(4)          Member of the Remuneration Committee, which assists the Board by ensuring that we have coherent remuneration policies and practices that fairly and responsibly reward executives, having regard to performance, the law and the highest standards of governance.  The Committee reviews and makes recommendations to the Board in relation to all equity-based plans and the remuneration of Non-executive Directors and the CEO.  It also approves remuneration packages and contracts for positions reporting directly to the CEO and oversees merit recognition, recruiting policies, management development, training policies, personnel matters and succession planning.

(5)          Member of the Corporate Responsibility and Sustainability Committee, which advances our commitment to operate our businesses in a responsible manner consistent with the evolving needs of society.  The Committee sets standards for our social, environmental and ethical practices and reviews their impacts.  It also oversees initiatives to enhance our reputation as a socially responsible corporate citizen, monitors compliance with our published corporate responsibility policies and practices and ensures that there is effective monitoring and oversight of our reputation risks.

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

Changes in Board of Directors

Sir Llewellyn Edwards retired as a Non-executive Director, effective 16 December 2004.

Group Executives

As at 30 September 2005 our Group Executives were:

Name of Group Executive	Position	Year joined Group	Year appointed to position
David Morgan	Managing Director and Chief Executive Officer	1990	1999
Ilana Atlas	Group Executive, People and Performance	2000	2002
Philip Chronican	Chief Financial Officer	1982	2001
Philip Coffey	Group Executive, Westpac Institutional Bank	1996	2002
Rob Coombe	Group Executive Officer Wealth, Chief Executive Officer BT Financial Group	2002	2005
Michael Coomer	Group Executive, Business and Technology Solutions and Services	2002	2002
Michael Pratt	Group Executive, Business and Consumer Banking	2002	2002
Ann Sherry	Group Executive, New Zealand and Pacific Banking	1994	2002

There are no family relationships between or among any of our Directors or Group Executives.

David Morgan, BEc, MSc, PhD.  Age 58

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

Ilana Atlas, BJur (Hons), LLB (Hons) LLM.  Age 50

Ilana joined us in 2000 as Group Secretary and General Counsel.  In October 2002 she was appointed to her present role, and is accountable for people strategy and management.  She was previously a partner of Mallesons Stephen Jaques, where she worked extensively as a corporate lawyer and in managerial roles including human resources and as managing partner.

Philip Chronican, B Com (Hons), MBA, FAIBF.  Age 49

Phil was appointed Chief Financial Officer (CFO) in February 2001 with responsibility for our finance, tax, treasury, risk management, legal, strategy, and investor relations functions.  He was previously Deputy CFO and has held business group CFO roles in both retail and institutional banking.  Phil has been with us in a variety of positions in Australia and in New Zealand since 1982.

Philip Coffey, BEc (Hons).  Age 47

Phil joined us in 1996 and since 2002 has led the institutional bank responsible for our relationships with corporate, institutional and government clients in Australia and worldwide, as well as the business areas of, financial markets, debt capital markets, specialised capital, structured investments and transactional banking.  Previously with AIDC and Citicorp, he had over ten years experience in funds management and financial markets, including roles in the UK and New Zealand.  He began his career with the Reserve Bank of Australia.

Rob Coombe, Age 42

Rob joined us with the acquisition of the BT Financial Group in 2002 and has over 23 years experience in banking and financial services.  He was appointed CEO of BT in January 2005 and leads a team of over 2,500 people.  He started with BT in 1991 and has held a number of positions, including Senior Legal Counsel, Head of BT’s International Funds Management and CEO of BT’s Funds Management business in Malaysia.  Rob is a board member of the Investment and Financial Services Association Limited (IFSA).

Michael Coomer, C Eng, Grad Dip Digital Comms, AMP (Harvard), FAIBF, FAIM, ATS, MAICD.  Age 52

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

Michael Pratt, C Bkg, Grad Dip Org Beh, FAIBF, FAIM, FAHRI.  Age 52

Mike joined our executive team in April 2002 as Group Executive for New Zealand and Pacific Banking.  In August 2002, he was appointed Group Executive, Business and Consumer Banking for Australia and also CEO for Bank of Melbourne.  Mike has had an extensive career in retail banking and was previously CEO, Australian Financial Services, National Australia Bank and CEO Bank of New Zealand.  He is also a Director of MasterCard International.

Ann Sherry, BA, Grad Dip IR, MAICD, FAIBF, FIPAA.  Age 51

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

Changes in Group Executives from 1 December 2005

•                  Rob Whitfield, currently Chief Risk Officer has been elevated to the Group Executive, with no change to his core responsibilities

•                  Philip Chronican will assume the role of Group Executive Westpac Institutional Bank

•                  Philip Coffey will assume the role of Chief Financial Officer

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

Our objects and purposes

Our constitution does not contain a statement of our objects and purposes.  These were originally contained in the Bank of New South Wales Act of 1850, as amended.  Now, as a company regulated by the Act we have the legal capacity and powers of an individual both within and outside Australia, and all the powers of a body corporate, including the power to issue and cancel shares and debentures, to distribute our property among our equity holders (either in kind or otherwise), to give security by charging our uncalled capital, to grant a floating charge over our property and to do any other act permitted by any law.

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

Our ACN is 007 457 141 and our ABN is 33 007 457 141.

Directors’ interest, powers re compensation, borrowing powers etc

a.                Under article 9.12 (a) of our constitution, subject to complying with the Act regarding disclosure of and voting on matters involving material personal interests, our Directors may:

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

b.               Under article 9.8 of our constitution, the aggregate annual amount to be paid to our Non-executive Directors must be approved by our shareholders.  Once approved, that aggregate amount is paid to those Directors in such manner as the Board from time to time determines.

As described in paragraph (a), directors’ remuneration is one of the exceptions under section 191 of the Act to the prohibitions against being present and voting on any matter in which a director has a material personal interest.

c.                Article 10.2 of our constitution empowers our Directors, as a Board, to exercise all the powers of our company to borrow or raise money, to charge any property or business of our company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of our company or of any other person.  Such powers may only be changed by amending the constitution, which requires a special resolution (i.e. a resolution passed by at least 75% of the votes cast by members entitled to vote on the resolution and notice of which has been given in accordance with the Act).

Share rights

The rights attaching to our ordinary shares are set out in the Act and in our constitution, and may be summarised as follows:

a.                Profits and dividends

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

b.               Voting rights

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

A special purpose independent company, which is the full legal and beneficial owner of 500 of our fully paid ordinary shares, being the Enhanced Voting Shares, has covenanted to exercise the additional voting rights (‘Enhanced Voting Rights’) attaching to those shares in accordance with, and to the extent (if any) of indications received from the holders of the New Zealand Class shares.  The number of Enhanced Voting Rights will be equivalent, in aggregate, to the number of fully paid New Zealand Class shares on issue that are not owned at the relevant time by us or any of our controlled entities, adjusted by the Conversion Ratio if that ratio is other than on a one for one basis.  On 11 July 2005 we exchanged each New Zealand Class share on issue for one ordinary share in Westpac.  As at 30 September 2005, there were no New Zealand Class shares on issue.

c.                Voting and re-election of Directors

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

Under the Act, the election or re-election of each director by shareholders at a general meeting of a public company must proceed as a separate item, unless the shareholders first resolve that the elections or re-elections may be voted on collectively.  Such a resolution is effective only if no votes are cast against that resolution.  Any resolution electing or re-electing two or more Directors in contravention of this requirement is void.

d.               Winding up

Subject to the preferential entitlement (if any) of holders of preference shares on issue at the relevant time, holders of our ordinary shares are entitled to share equally in any surplus assets if we are wound up.

e.                Redemption and sinking fund provisions

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

Under the Act, however, any person who begins or ceases to have a substantial holding of our shares must, within two business days, give us notice of that acquisition or disposal.  A further notice must be given to us by a substantial shareholder within two business days if at any time there is an increase or decrease of 1% in their holding.  Copies of these notices must also be given to the Australian Stock Exchange Limited.  A person will have a substantial holding of our shares if the voting rights attaching to our shares in which that person and their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares.  For more details, refer to the section ‘Corporations Act 2001’.

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

Documents on display

We are subject to the disclosure requirements of the US Securities Exchange Act of 1934, as amended.  In accordance with these requirements, we file Annual Financial Reports and furnish other information to the United States Securities and Exchange Commission (the SEC).  These materials, including this Annual Financial Report on Form 20-F and the exhibits thereto, and other information furnished by us, may be inspected and copied at the SEC’s Public Reference Room at 100F Street, N.E., Room 1580 Washington, D.C. 20549 at prescribed rates.  The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.  The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.  Since April 2002, we have filed our reports on Form 20-F and have furnished other information to the SEC in electronic format which may be accessed through this web site.

Signatures

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorised.

WESTPAC BANKING CORPORATION

By: Manuela Adl

Authorised Representative

Dated 2 November 2005

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

4(c).12c	Securities Agreement between Westpac Banking Corporation and David Morgan dated 19 December 2001.

4(c).13	Westpac Banking Corporation Performance Plan Rules amended on 10 October 2005.

4(c).14	Westpac Banking Corporation Employee Share Plan Rules incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2003.

4(c).15	Westpac Banking Corporation Deferral Share Plan Rules incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2003.

4(c).16	Employment Agreement between Westpac Banking Corporation and Rob Coombe dated 6 October 2004.

8.	List of controlled entities – refer note 38 to the financial statements in this Annual Financial Report.

11.	Code of ethics incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2003.

12.	Civil certifications.

13.	Criminal certifications.

14.	Auditors consent dated 2 November 2005.

Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Financial Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.