Form 20-F
period 2006-09-30
WESTPAC BANKING CORP
filed 2006-11-08
CIK 719245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐                                 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒                              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2006

Or

☐                                 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☐                                 SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-10167

WESTPAC BANKING CORPORATION
Australian Business Number 33 007 457 141

(Exact name of Registrant as specified in its charter)

New South Wales, Australia

(Jurisdiction of incorporation or organization)

275 Kent Street, Sydney, NSW 2000, Australia

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares, par value A$1.00	Listed on the New York Stock Exchange, not for trading, but only in connection with the registration of related American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.
American Depositary Shares, each representing the right to receive five ordinary shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

4.625% Subordinated Notes Due 2018

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

A$1.00 Ordinary shares	1,839,221,164 fully paid

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes         ☒         No         ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes         ☐         No         ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes         ☒         No         ☐

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer ☒	Accelerated Filer ☐	Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17         ☐         Item 18         ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes            ☐         No               ☒

Contents

Annual Financial Report
Form 20-F cross-reference index
Information on Westpac
Financial review
Key information
Operating and financial review and prospects
Overview of performance
Income statement review
Balance sheet review
Asset quality
Business group results
Liquidity and funding
Capital resources
Risk management
Corporate governance
Financial summary
Other financial information
Financial report
Shareholding information
Management
Additional information

In this Annual Financial Report references to ‘Westpac’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation ABN 33 007 457 141. References to ‘Westpac’, ‘Group’, ‘we’, ‘us’ and ‘our’ under the captions ‘Information on Westpac’, ‘Financial review’, ‘Corporate governance’, ‘Other financial information’, ‘Management’s report on internal control over financial reporting’, ‘Shareholding information’, ‘Management’ and ‘Additional information’ include Westpac Banking Corporation and its subsidiaries unless they clearly mean just Westpac Banking Corporation.

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission).

20-F item number and description		Page
Part I
Item 1.	Identity of directors, senior management and advisers	Not applicable
Item 2.	Offer statistics and expected timetable	Not applicable
Item 3.	Key information
	Selected financial data	5,7 15 - 18
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	19
Item 4.	Information on Westpac
	History and development of Westpac	6, 10
	Business overview	6, 8 - 13
	Organisational structure	6
	Property, plant and equipment	10
Item 4A.	Unresolved staff comments	Not applicable
Item 5.	Operating and financial review and prospects
	Critical accounting estimates	20 - 21
	Operating results	22 - 27, 31 - 35
	Liquidity and capital resources	36 - 41
	Research and development, patents, licences etc.	Not applicable
	Trend information	22 - 35
	Off-balance sheet arrangements	38
	Tabular disclosure of contractual obligations	39
	Safe harbor	4
Item 6.	Directors, senior management and employees
	Directors and senior management	48 - 53, 247 - 248
	Compensation	12 - 13, 193 - 208
	Board practices	50 - 61
	Employees	12
	Share ownership	62, 64, 195 - 208
Item 7.	Major equity holders and related party transactions
	Major equity holders	240 - 242
	Related party transactions	21, 192
	Interests of experts and counsel	Not applicable
Item 8.	Financial information
	Consolidated statements and other financial information	9, 15 - 18, 22 - 35
	Significant changes	10
Item 9.	The offer and listing	242
Item 10.	Additional information
	Share capital	Not applicable
	Memorandum and articles of association	249 - 251
	Material contracts	None
	Exchange controls	243 - 244
	Taxation	244 - 246
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	251
	Subsidiary information	Not applicable
Item 11.	Quantitative and qualitative disclosures about market risk	43 - 46
Item 12.	Description of securities other than equity securities	Not applicable
Part II
Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable
Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
Item 15.	Controls and procedures	46
Item 16A.	Audit committee financial expert	54 - 55
Item 16B.	Code of ethics	61 - 62
Item 16C.	Principal accountant fees and services	21, 178
Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable
Item 16E.	Purchases of equity securities by the issuer and affiliated purchasers	41, 139, 148
Part III
Item 17 & 18	Financial statements	79 - 235
Item 19.	Exhibits
Consolidated income statements for the years ended 30 September 2006 and 2005		81
Consolidated balance sheets as at 30 September 2006 and 2005		82
Consolidated statements of recognised income and expense for the years ended 30 September 2006 and 2005		83
Consolidated statements of cash flows for the years ended 30 September 2006 and 2005		84
Notes to the financial statements		85 - 235
Management’s report on the internal control over financial reporting		237
Report of independent registered public accounting firm		238 - 239

Glossary of abbreviations

AASB 1	Australian Accounting Standards AASB First-time Adoption of Australian Equivalents to International Financial Reporting Standards
AASB 4	Australian Accounting Standards AASB Insurance Contracts
AASB 132	Australian Accounting Standards AASB Financial Instruments: Presentation and Disclosure
AASB 139	Australian Accounting Standards AASB Financial Instruments: Recognition and Measurement
AASB 1038	Australian Accounting Standards AASB Life Insurance Contracts
ABN	Australian Business Number
ACCO	Australian Competition and Consumer Commission
ACE	Adjusted Common Equity
ACN	Australian Company Number
ADIs	Authorised Deposit-taking Institutions
ADRs	American Depositary Receipts
ADS	American Depository Shares
AGAAP	Australian Generally Accepted Accounting Principles
AGM	Annual general meeting
A-IFRS	Australia Equivalents to International Financial Reporting Standards
AIRB	Advanced Internal Ratings Based
AIRC	Australian Industrial Relations Commission
AMA	Advanced measurement approach
ANZSIC	Australian and New Zealand Standard Industrial Classification
APCA	Australian Payments Clearing Association
APRA	Australian Prudential Regulation Authority
ARBN	Australian Registered Business Number
ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange
ASXCGC	Australian Stock Exchange Limited’s Corporate Governance Council
ATM	Automatic teller machines
BCB	Business and Consumer Banking
BRMC	Board Risk Management Committee
BTFG	BT Financial Group
BTFG Australia	BT Financial Group Australia
BTSS	Business and Technology Solutions and Services
Capital Trust III	Westpac Capital Trust III
Capital Trust IV	Westpac Capital Trust IV
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CGU	Cash-generating unit
CLS	Continuous Linked Settlement
COSO	Committee of Sponsoring Organisations of the Treadway Commission
CRI	Community Corporate Responsibility Index
CRO	Chief Risk Officer
DFAT	Department of Foreign Affairs and Trade
DSP	Deferral Share Plan
EFTPoS	Electronic Funds Transfer Point of Sale
Epic	Epic Rest Group
EPO	Enterprise Program Office
ESP	Employee Share Plan
FASB	Financial Accounting Standards Board
FinSec	Finance and Information Union
FIRsTS	Fixed Interest Resettable Securities
FRA	Forward rate agreement
FRC	Financial Reporting Council
FSP	FASB Staff Position
FSU	Finance Sector Union
FTE	Full time equivalent
FUA	Funds under administration
FUM	Funds under management
Funding Trust III	Tavarua Funding Trust III
Funding Trust IV	Tavarua Funding Trust IV
FX	Foreign exchange
GMSOP	General Management Share Option Plan
GRI	Global Reporting Initiative
GRRC	Group Risk Reward Committee
Hastings	Hastings Funds Management Limited
HKD	Hong Kong dollar
HSBC	Hong Kong and Shanghai Banking Corporation
IBA	International Banking Act of 1978
IDA	Interbank Deposit Agreement
IFRS	International Financial Reporting Standards
IFSA	Investment and Financial Services Association Limited
Keycorp	Keycorp Payment Services
LIASB	Life Insurance Actuarial Standard Board
MARCO	Market Risk Committee
MTNs	Medium term notes
NYSE	New York Stock Exchange
NZ	New Zealand
NZIRD	New Zealand Inland Revenue Department
NZX	New Zealand Stock Exchange
PCT	Product and Channel Transformation
PFIC	Passive foreign investment company
PSR	Pre-settlement risk
PwC	PricewaterhouseCoopers
RBA	Reserve Bank of Australia
RBNZ	Reserve Bank of New Zealand
RWA	Risk weighted assets
SEC	Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standards
SOSPS	Senior Officers’ Share Purchase Scheme
SPVs	Special purpose vehicles
SRAs	Settlement Residue Auctions
STI	Short term incentive
TCDS	Transferable certificates of deposit
The Group	Westpac Banking Corporation Group
TPS 2003	Trust Preferred Securities 2003
TPS 2004	Trust Preferred Securities 2004
TPS 2006	Trust Preferred Securities 2006
Trust	Westpac Office Trust
TSR	Total shareholder return
UKSS	UK Staff Superannuation Scheme
US Federal Reserve	Federal Reserve System
US GAAP	US Generally Accepted Accounting Principles
US	United States
VaR	Value at Risk
VIE	Variable interest entity
Waratah	Waratah Receivables Corporation Pty Limited
WIB	Westpac Institutional Bank
WNZS	Westpac New Zealand Superannuation Scheme
WPP	Westpac Performance Plan
WSSP	Westpac Staff Superannuation Plan
WST program	Westpac Securitisation Trust program

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

•                  technological changes;

•                  demographic changes and changes in political, social or economic conditions in any of the major markets in which we operate; and

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

Financial information

We have adopted the requirements of the Australian Equivalents to International Financial Reporting Standards (A-IFRS) for the first time for the purpose of preparing financial statements for the year ended 30 September 2006. In accordance with A-IFRS, we have reclassified the financial statements for our financial year ended 30 September 2005 in accordance with A-IFRS. The financial statements and other financial information for the years ended 30 September 2006 and 2005 included elsewhere in this Annual Report, unless otherwise indicated, were prepared and presented in accordance with A-IFRS.

Previously published financial statements for our financial year ended 30 September 2005, as well as all prior financial periods, were prepared in accordance with accounting principles generally accepted in Australia at the time those financial statements were prepared (AGAAP). A-IFRS differs in certain material respects from AGAAP and, accordingly, financial statements for our financial years ended 30 September 2006 and 2005 prepared in accordance with A-IFRS are not comparable to the financial statements for 2005 and prior years prepared in accordance with AGAAP. See Note 48 to the financial statements for a summary of the principal differences between A-IFRS and AGAAP affecting our financial statements.

Under applicable United States (US) disclosure requirements, we are required to include in this Annual Report certain financial and operating data covering a period of three or five years. Due to the transition to A-IFRS, such information is available prepared in accordance with A-IFRS only for the financial years ended 30 September 2006 and 2005. Accordingly, we have included in a separate section of this Annual Report under the caption ‘Other financial information’ required data as of and for the financial years ended 30 September 2005, 2004, 2003 and 2002 derived from our previously published financial statements prepared in accordance with AGAAP. Because this information was prepared in accordance with AGAAP, it is not comparable to such information derived from our financial statements prepared in accordance with A-IFRS. For a more complete understanding of the financial and operating data prepared in accordance with AGAAP, see our Annual Report for the financial year ended 30 September 2005, a copy of which is available on our web site at ‘www.westpac.com.au’ or on the web site maintained by the Securities and Exchange Commission (SEC) at ‘www.sec.gov’.

Currency of presentation, exchange rates and certain definitions

‘Financial statements’ means our audited consolidated balance sheet as at 30 September 2006 and 30 September 2005 and consolidated income statement, cash flows and changes in equity for each of the two years ended 30 September 2006 and 2005 together with accompanying notes which are included in this Annual Financial Report.

We publish our consolidated financial statements in Australian dollars. In this Annual Financial Report, unless otherwise stated or the context otherwise requires, references to ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ ‘or NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of A$1.00 = US$0.7461, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’) on 30 September 2006. Unless otherwise stated, the translation of Australian dollars into NZ dollars has been made at the rate of A$1.00 = NZ$1.1446 (2005 NZ$1.0998), being the closing spot exchange rate on 30 September 2006 used in the financial statements. Refer to ‘Exchange rates’ for information regarding the rates of exchange between the Australian dollar and the US dollar for the financial years ended 30 September 2002 to 30 September 2006 and for the period to 30 October 2006.

Our financial year ends on 30 September. As used throughout this Annual Financial Report, the financial year ended 30 September 2006 is referred to as 2006 and other financial years are referred to in a corresponding manner.

Any discrepancies between totals and sums of components in tables contained in this Annual Financial Report are due to rounding.

Exchange rates

For each of the years indicated, the high, low, average and year end Noon Buying Rates for Australian dollars were:

Year ended 30 September	2007(1)	2006	2005	2004	2003	2002
	(US$ per A$1.00)
High	0.7692	0.7781	0.7974	0.7979	0.6823	0.5748
Low	0.7434	0.7056	0.7207	0.6395	0.5422	0.4923
Average(2)	n/a	0.7473	0.7685	0.7287	0.6167	0.5329
Close (on 30 September)(3)	n/a	0.7461	0.7643	0.7244	0.6797	0.5429

For each of the months indicated, the high and low Noon Buying Rates for Australian dollars were:

Month	October 2006(1)	September 2006	August 2006	July 2006	June 2006	May 2006
	(US$ per A$1.00)
High	0.7692	0.7704	0.7699	0.7664	0.7527	0.7781
Low	0.7434	0.7461	0.7568	0.7407	0.7284	0.7509

(1) Through to 30 October 2006. On 30 October 2006, the Noon Buying Rate was A$1.00 = US$0.7692

(2) The average is calculated by using the average of the exchange rates on the last day of each month during the period.

(3) The Noon Buying Rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. Refer to Note 1(a)(vi) to the financial statements.

Information on Westpac

We are one of the four major banking organisations in Australia and also one of the largest banks in New Zealand. We provide a broad range of banking and financial services in these markets, including retail, commercial and institutional banking and wealth management services.

We were founded in 1817 and were the first bank to be established in Australia. In 1850 we were incorporated as the Bank of New South Wales by an Act of the New South Wales Parliament. In 1982 we changed our name to Westpac Banking Corporation. On 23 August 2002, we were registered as a public company limited by shares under the Australian Corporations Act 2001 (Corporations Act). Our principal office is located at 275 Kent Street, Sydney, New South Wales, 2000, Australia. Our telephone number for calls within Australia is 132 032 and our international telephone number is (+61) 2 9293 9270.

We have branches, affiliates and controlled entities(1) throughout Australia, New Zealand and the Pacific region and maintain offices in some of the key financial centres around the world. As at 30 September 2006, our market capitalisation was $42 billion(2). Our operations comprise four key areas of business, through which we serve approximately 7 million customers(3). These four areas of business are:

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

Business strategy

We support our customers in achieving their financial aspirations. Our ambition is to see each generation of Australians live better than the last. Our vision is to be a great Australasian company. In keeping with this vision, our mission is to become number one in customer service.

We intend to deliver on our vision by fulfilling our service promise to customers. We are focusing on customers in our core markets of Australia, New Zealand, and the near Pacific region.

We believe superior execution of our customer focused strategy will help achieve our mission by:

•                  developing a deep understanding of our customers’ needs;

•                  providing value-added solutions that meet these needs; and

•                  building long-term relationships.

We believe that superior execution of our strategy at all points in the service-value chain can differentiate us from our competitors. By continually improving employee commitment, we can deliver an enhanced customer experience that encourages loyalty and drives sustainable shareholder value.

In realising our strategy, we are therefore seeking to continuously improve or maintain a leading position in:

•                  employee commitment(4);

•                  customer satisfaction(5);

•                  shareholder returns(6); and

•                  corporate responsibility ratings(7).

We have a specific strategic plan for each business in our portfolio. Overall, our strategy signifies an orientation towards more growth. We have three main areas of focus for growth:

(i)             Increasing our front line capability

•      adding additional sales professionals in our distribution businesses;

•      leveraging our infrastructure investments;

•      devoting more resources to branding; and

•      increasing group-wide focus on cross-selling our products.

(ii)          Investing in growth initiatives

•                  further significant investment, predominantly in our sales capabilities;

•      fully resourcing growth opportunities across our portfolio; and

•      opening up higher margin opportunities through innovation.

(iii)       Improving productivity

•      enhancing sales productivity across all channels;

•      delivering on our sourcing strategy; and

•      reallocating resources from back to front office.

We have confidence that our track record of executing strategies, our direct approach to addressing challenges, and our pursuit of significant growth opportunities should allow us to continue to succeed and grow in the dynamic, competitive Australasian financial services industry.

(1)	Refer to Note 42 to the financial statements for a list of our controlled entities as at 30 September 2006.

(2)	Our market capitalisation is based on the closing share price of our Ordinary Shares on the Australian Stock Exchange.

(3)

All customers, primary and secondary, with an active relationship (excludes channel only and potential relationships). Based on a reconciliation of various customer information systems we have revised our consolidated Group customer numbers.

(4)	As measured in the Staff Perspectives Survey by International Survey Research.

(5)	Ratings measured by Roy Morgan, TNS Research in Australia and AC Nielsen in New Zealand. Measures are expanded by internal metrics on customer retention/acquisition and cross-sell.

(6)	Total shareholder returns (TSR) measured by Australian Stock Exchange Perpetual Registrars.

(7)	As measured by the Dow Jones Sustainability Index, Australian Corporate Responsibility Index and Global Governance Ratings.

The following tables present, for each of our four key areas of business, the net profit attributable to equity holders for, and total assets at the end of the financial years ended 30 September 2006 and 2005. Refer to Note 36 to the financial statements for detailed financial disclosure of our geographic and business segments.

Net profit attributable to our equity holders(1)

Years ended 30 September	2006	2005
	$m	$m
Business and Consumer Banking	1,682	1,452
BT Financial Group Australia	339	309
Westpac Institutional Bank	504	484
New Zealand Banking	423	405
Other(2)	123	48
Net profit attributable to equity holders of Westpac Banking Corporation	3,071	2,698

Assets

As at 30 September	2006	2005
	$bn	$bn
Business and Consumer Banking	169	149
BT Financial Group Australia	19	17
Westpac Institutional Bank	57	47
New Zealand Banking	34	31
Other(2)	21	22
Total assets	300	266

(1)	Internal charges and transfer pricing adjustments have been reflected in the net profit reported for each of our business groups.

(2)	Other includes the results of Business and Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions.

Business and Consumer Banking

Our Business and Consumer Banking (BCB) unit consists of the retail bank operations branded ‘Westpac’ across Australia.

BCB is responsible for servicing and product development for our consumer and small to medium-sized business customers within Australia. Activities are conducted via our nationwide network of branches (819 including in-store branches as at 30 September 2006), call centres, automatic teller machines (ATMs), e-channel banking services, and mobile sales forces. Our front line staff provide sales and service-related functions to customers for a broad range of financial products, including savings and cheque accounts, demand and term deposits, credit cards, and personal and housing loans. A significant portion of our housing finance sales are through independent mortgage brokers. In the year ended 30 September 2006, approximately 38% (2005 32%) of mortgage loan drawdowns were arranged via this channel. Our business banking customers are also serviced by specialised relationship managers. We also provide transactional banking support and working capital solutions, processing in excess of 1 billion transactions per annum.

We are a significant lender in the housing finance market in Australia. In the year ended 30 September 2006, our residential mortgage loan portfolio in Australia increased 12% to $111.9 billion (2005 $99.9 billion) (inclusive of securitised loans) from 30 September 2005, with variable interest rate loans comprising 83% of the portfolio. In addition, we are a major provider of credit card finance in Australia. Our total credit card outstandings as at 30 September 2006 increased by 22% to $6.7 billion (2005 $5.5 billion).

We are a major lender in the business finance market in Australia. In the year ended 30 September 2006, our business finance portfolio increased by 14% to $43.8 billion (2005 $38.4 billion) with term lending increasing 15% to 36% of the portfolio bill acceptances increasing 18% to 39% of the portfolio (2005 88%); and equipment finance increasing 10% to 19% of the portfolio. The balance of the portfolio comprised revolving cash management facilities.

BT Financial Group Australia

BT Financial Group Australia (BTFG) is Westpac’s wealth management business. BTFG designs, manufactures and distributes financial products that enable our customers to achieve their financial goals by accumulating, managing and protecting their wealth. These products include retail investments, personal and business superannuation (pensions), life and general insurance, discount securities broking, margin lending, client portfolio administration (Wrap platforms) and portfolio management. BTFG also provides financial planning advice.

Our retail and wholesale Funds Under Management (FUM) totalled $39 billion (2005 $37.2 billion) and Funds Under Administration (FUA) totalled $40.4 billion (2005 $34.5 billion) as at 30 September 2006.

Our Wrap product reached $26.6 billion in FUA as at 30 September 2006, and with an increase of 34% on 2005, continues to be one of our fastest growing products. According to the latest S&P data as of 30 June 2006, we are second in market share with 12.3% of the market.

Corporate Superannuation FUA increased by 18% during the financial year ended 30 September 2006 to $5.2 billion.

Margin Lending loan balances were $3.7 billion (2005 $2.5 billion) as at 30 September 2006, and according to the latest Reserve Bank of Australia Market Share Report, we are ranked second for Margin Lending with a market share of 14.9%.

Our Life Insurance business held $253 million of in-force premiums as at 30 September 2006, placing it eighth for new business in Australia with an estimated market share of 5.3% according to information published by Plan for Life in June 2006.

Westpac Institutional Bank

Westpac Institutional Bank (WIB) services the financial needs of corporate, institutional and government customers either based in, or with interests in, Australia and New Zealand. This is achieved through dedicated industry teams supported by specialists with expertise in financial, capital and debt markets, transactional banking, specialised capital and alternative investment solutions. The products and services we offer include:

Financial Markets	Capital Markets	Specialised Capital	Transactional Services
• Foreign exchange • Interest rate, currency and equity derivatives • Energy • Commodities • Debt and hybrid securities secondary market • Trade finance	• Debt securities • Securitisation • Hybrid and structured capital • Project finance • Loans and syndications • Asset finance	• Alternative assets • Structured products • Institutional funds management	• Domestic cash management and transactional services • Working capital solutions • International cash management • International payments

Within the institutional banking sector in Australia, we are the current market leader(1) in debt capital markets, syndications and transactional banking. In the global financial markets, we primarily focus on Australian and New Zealand dollar-denominated financial products and risk management.

Our Institutional Bank supports our customers through branches and subsidiaries located in Australia, New Zealand, New York, London and Asia.

New Zealand Banking

We have a long commitment to New Zealand, dating from 1861 when we commenced operating as the Bank of New South Wales. We continue to implement a customer growth strategy based on product offerings that meet our customer’sneeds, more specialist customer-facing staff in consumer and business banking, increasing our branch footprint in key strategic locations, and the implementation of productivity initiatives to fund investment in the front line, with an emphasis on providing high quality customer service. Staff satisfaction levels(2) have continued to deliver top quartile results and we have shown improved independent ratings on the quality of our lending products(3).

We are one of New Zealand’s largest banks and provide a full range of retail banking products, wealth management and commercial banking services to customers. As at 30 September 2006, we had approximately 5,000 staff, 196 branches including 44 in Auckland and 463 Westpac branded ATMs operating throughout the country. Our New Zealand operations have over 1.4 million New Zealand based customers(4), approximately 566,000 of whom are registered users of our online banking service.

We are the third largest lender of housing finance in New Zealand. As at 30 September 2006, our mortgage loan portfolio was NZ$25.1 billion (A$21.9 billion) (2005 NZ$22.1 billion (A$20.0 billion)) including securitised loans of NZ$0.6 billion (A$0.5 billion) (2005 NZ$0.7 billion (A$0.6 billion)). In addition, we are a major provider of wealth management services, with NZ$1.9 billion (A$1.7 billion) (2005 NZ$2.1 billion (A$1.9 billion)) in FUM as at 30 September 2006.

Other

Business and Technology Solutions and Services

Business and Technology Solutions and Services (BTSS) provides functional infrastructure support to front line businesses and comprises the following areas: Operations, Information Technology, Sourcing, Group Property, Product and Channel Transformation (PCT), Enterprise Program Office (EPO), Risk, and Strategy.

•                  Operations perform back office processing and settlement services for retail, corporate and institutional banking products.

•                  Our technology group defines our overall information technology architecture, supports and enhances software systems, and manages and implements major projects across our organisation.

•                  Sourcing manages relationships with third party suppliers for the Bank. In particular, it manages the IT, telecommunications, mortgage and voucher processing outsourcing contracts that we have entered into with external providers.

•                  Risk provides infrastructure support for fraud, physical security and records management.

•                  Group Property manages the existing property portfolio.

•                  The purpose of PCT is to deliver and maintain reliable, lower cost, reusable, intuitive business capability by understanding and optimising how people interact with technology and processes. Our Electronic Channels activity manages online banking facilities for our business, personal and private label customers.

•                  The Enterprise Program Office manages major programmes of work designed to improve customer experience and operational efficiency and to comply with legislative requirements.

(1)	Based on Peter Lee Associates survey (August 2006), Bloomberg League Table (September 2006) and Thomson Financial League Table (September 2006).

(2)	As measured in the Staff Perspectives Survey by International Survey Research.

(3)

Based on CANNEX 2006 survey of lending products. CANNEX is a consumer finance research firm who provide product information and ratings to banks and financial institutions in New Zealand and Australia.

(4)	Customer is defined as someone who holds an active Westpac Product.

Group Treasury, Pacific Banking and Head Office

In addition to BTSS, our financial business segment results disclosed under ‘Other’ include Group Treasury, Pacific Banking and Head Office functions. Group Treasury operations are primarily focused on management of our interest rate risk and funding requirements. Pacific Banking comprises our presence in the near Pacific, including Papua New Guinea and Fiji. Head Office includes those functions performed centrally including finance, risk, legal and human resources, with expenses incurred charged back to business units. It also includes the management of the Group’s capital.

Property

We occupy premises primarily in Australia, New Zealand and the Pacific Islands including 1,063 branches (2005 1,056) as at 30 September 2006. As at 30 September 2006, we owned approximately 5% of the premises we occupy in Australia and none in New Zealand. The remainder of premises are held under commercial lease with terms generally averaging five years. As at 30 September 2006, the carrying value of our directly owned premises and sites was $79 million.

Under our sale and leaseback programme during the past three financial years, 44 properties have been sold in Australia with total proceeds of $64 million. The sale and leaseback programme in New Zealand was completed in 2004.

Westpac Place

On 7 March 2003, we executed an agreement to lease 74,000 m2 of office space with Leighton Properties Pty Limited in relation to new premises being developed at the northern end of Darling Harbour near King Street in Sydney, Australia. The new site is bounded by Kent, Erskine, Napoleon and Sussex streets. The project to fit out the building and relocate approximately 5,000 staff to the new site was called the ‘Our Great Place’ project. This project resulted in the consolidation of our existing ten Sydney Central Business District offices into just two primary locations, being Westpac Place and our existing office at 60 Martin Place.

Construction of the new premises has been completed. It consists of two office towers of 21 and 32 levels linked by a common foyer and includes two levels of retail space, a retail branch, childcare facilities, an urban park, and both tenant and public parking. We have signed a 12 year lease on the building with three six year options to extend. The building was completed in July, with our employees progressively occupying the premises throughout 2006. The initial 12 year lease commitment, which will commence on completion of the licence period in November 2006, is included in the lease commitment table in Note 38 to the financial statements.

The Westpac Office Trust (Trust) was established in March 2003 to acquire the site. To fund the acquisition and construction of the office towers, the Trust initially raised $365 million from investors and borrowed $613 million via a construction loan facility from Westpac. The Trust was admitted to the official list of the Australian Stock Exchange and its securities were first quoted on 7 August 2003. Westpac Funds Management Limited, a wholly owned subsidiary of Westpac, is the Responsible Entity of the Trust.

Britomart

On 4 October 2006, we executed agreements to build and lease with members of the Britomart Group of companies in respect of approximately 16,000 m2 of office space across two buildings to be developed at the eastern end of Britomart Precinct near Customs Street in Auckland, New Zealand. The project to fit out the building and relocate approximately 1,500 staff to the new site is called ‘Project Unity’. This project will result in the consolidation of our existing Auckland, Hamilton and Wellington support and operations centres into just one location at Britomart (Charter House) in 2009. In addition, the New Zealand head office functions will move to an adjacent site (East 1 Building) in 2011.

The new buildings consist of two retail/office buildings linked by a common foyer and include one level of retail space in each building and some tenant parking in the Charter House. We will sign a 12 year lease on Charter House and a 10 year lease on the East 1 Building with two six year options to extend each lease. Options also exist to take additional space in the East 1 Building and in the adjacent East 2 Building. The Charter House is due to be delivered to Westpac in November 2008 and the East Building in October 2010 with Westpac to undertake its fitout. It is anticipated that Westpac will take a lease of the relevant buildings 150 days later.

Significant developments

Epic Rest Group (Epic)

On 2 June 2004, we acquired via a trust structure a 100% holding in a group of companies that own and operate three strategically placed natural gas transmission pipeline assets. As at 30 September 2004, these assets, valued at $712 million, were recorded in the statement of financial position of the Group. The assets were sold to investors by initial public offering in Australia on 14 December 2004.

Hastings Funds Management Limited (Hastings)

On 1 July 2005 we acquired the remaining 49% interest in Hastings not previously held by us. The acquisition was funded from a combination of existing financing resources and the issue of 2,585,287 ordinary shares.

Outsourcing contracts(1)

On 1 December 2005, Westpac renewed its Managed Network Service agreement with Telstra Corporation for a further five year term. Under this agreement Telstra will provide voice, data and video services for the corporate and retail banking in Australia and Pacific Region. Westpac expects to incur costs of approximately $400 million over the life of the contract.

On 10 May 2004, Westpac entered into a five year agreement with Keycorp Payment Services (Keycorp) for Electronic Funds Transfer Point of Sale (EFTPoS) terminals in Australia. Keycorp assumed responsibility for fleet services (including the provision of support and maintenance) of the EFTPoS terminals as well as all asset management functions. Keycorp is also responsible for the supply and management of the EFTPoS terminals and the Terminal Operating System and the integration with a new Terminal Application Management system. Westpac retains control over the merchant base (including contractual terms, fees and direct contact by Keycorp) as well as the decision as to what software applications are to be loaded on the EFTPoS fleet.

(1)	Details of other significant outsourcing arrangements entered into in prior years are disclosed in Note 38 to the financial statements.

Legal proceedings

We have contingent liabilities in respect of actual and potential claims and proceedings that have not been determined. An assessment of likely losses is made on a case-by-case basis for the purposes of the financial statements and specific provisions have been made where appropriate, as described in Note 40 to the financial statements.

Our entities are defendants from time-to-time in legal proceedings arising from the conduct of our business.

We are one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings have been brought by the liquidators of several Bell Group companies and seek to challenge the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990’s. The proceedings concluded recently and we are awaiting judgment. It is not possible to estimate the potential impact, however, we believe that we have good prospects of success.

The New Zealand Commerce Commission prosecuted the New Zealand Branch (NZ Branch), and has prosecuted or is prosecuting six other banks and two card services companies, under the Fair Trading Act 1986 in relation to disclosure of international currency conversion fees charged on foreign currency credit card and debit card transactions. 105 charges were laid against the NZ Branch (plus one duplicate charge). The NZ Branch has pleaded guilty to 19 charges of breaching the Fair Trading Act 1986 and 86 charges were withdrawn. On 29 September 2006, the NZ Branch was convicted and discharged in respect of 7 charges, and convicted and fined a total of NZ$570,000 (A$498,000) in respect of the remaining 12 charges. The NZ Branch has also settled civil proceedings brought against it by the Commerce Commission claiming refunds of the currency conversion fees paid by customers during the relevant periods covered by the claim for NZ$4.5 million (A$3.9 million), which will be refunded to customers in accordance with an agreed process. In addition, the Commerce Commission has served 29 charges on The Warehouse Financial Services Limited, a member of the Westpac Group. The Warehouse Financial Services Limited is a joint venture with The Warehouse Limited, a New Zealand retailer, where 51% is held by us and 49% held by The Warehouse Limited. Penalties under the Fair Trading Act 1986 could include a fine of up to $200,000 per charge. No civil proceedings have been commenced against The Warehouse Financial Services Limited.

New Zealand Inland Revenue Department Investigation

The New Zealand Inland Revenue Department (NZIRD) is reviewing a number of structured finance transactions undertaken in New Zealand and has issued reassessments in respect of seven transactions, three undertaken in the 1999 tax year, two undertaken in the 2000 tax year and two undertaken in the 2001 tax year. The maximum potential tax liability reassessed for the 1999 year is NZ$18 million (A$16 million) (NZ$25 million (A$22 million) with interest), for the 2000 year is NZ$61 million (A$53 million) (NZ$85 million (A$74 million) with interest) and for the 2001 year is NZ$90 million (A$79 million) (NZ$127 million (A$111 million) with interest).

The NZIRD is also investigating other transactions undertaken by the NZ Branch, which have materially similar features to those for which assessments have been received. Should the NZIRD take the same position across all of these transactions, for the periods up to and including 30 September 2006, the overall primary tax in dispute will be approximately NZ$611 million (A$534 million) (this includes the amounts noted above). With interest this increases to approximately NZ$793 million (A$693 million) (calculated to 30 September 2006).

Proceedings disputing the reassessments with respect to the 1999, 2000 and 2001 tax years have been commenced. We are confident that the tax treatment applied in all cases is correct. A ruling was sought from the NZIRD on an initial transaction in 1999 which, following extensive review by the NZIRD, was confirmed in early 2001. The principles underlying that ruling are applicable to, and have been followed in, all subsequent transactions.

Competition

The market for financial services in Australia has traditionally been highly concentrated among the four major banks. However, the industry has changed significantly over the last decade driven by several developments.

Customers are more knowledgeable and more active in managing their own financial affairs and, along with deregulation of the banking industry, are driving the demand for tailored and innovative solutions. Specifically, superannuation, a government-regulated employment retirement savings program for Australians, with its multiple rule changes is becoming increasingly important to customers, spurring the demand for quality financial advice and solutions. Corporate and institutional customers continue to capture global growth opportunities and, as a result of this expansion, are increasing the complexity of their financial needs. Overall, customers have higher expectations of their financial partner in regards to offerings, pricing, and service.

In a broadly supportive economic environment, the Australian financial services market is highly competitive across all business segments:

•                  newer entrants are aggressively pursuing growth by initially targeting profitable niche segments and then broadening their offerings;

•                  regional banks have set their sights nationally due to growth constraints in their home states;

•                  major players are pricing aggressively to achieve growth, making margin decline across the sector likely to continue;

•                  third party distributors, like mortgage and business lending brokers, have manifested their strong position in the market;

•                  corporate and institutional customers increasingly enjoy access to global capital markets to satisfy their funding needs;

•                  strong growth of Australia’s wealth industry is attracting a large variety of new players; and

•                  advances in technology are reducing service delivery costs and improving customer convenience, thus reducing the need for ownership and control of all of the activities required to provide a financial service or product.

In New Zealand, we face competition principally from the locally incorporated subsidiaries of the other three major Australian banks. Australia and New Zealand Banking Group Limited completed its acquisition of The National Bank of New Zealand Limited in December 2003. This has significantly changed the banking landscape, making the merged entity the largest bank in New Zealand. In addition, there is competition from a number of smaller market participants that focus primarily on the retail and housing sectors. Kiwibank, which was established in 2002 and which promotes its 100% New Zealand ownership and low fees and interest rates to consumers and small businesses, has changed the banking landscape and is rapidly acquiring market share.

There are several implications arising out of these developments. Financial services providers are under pressure to deliver growth in their crowded core markets, continue to reduce costs, streamline customer facing processes and provide tailored and innovative products.

Economic outlook(1)

For 2007, we expect the environment to remain supportive, with economic growth improving modestly and unemployment remaining at historically low levels, despite the interest rate rises in 2006. We anticipate some easing in credit growth, however, as business credit growth returns to more sustainable levels after a very buoyant 2006. We expect housing credit growth to ease modestly in 2007 although double digit growth is still anticipated.

We expect wealth management conditions to remain positive, with the recent superannuation taxation changes to drive growth.

In New Zealand, we expect economic growth to remain subdued, as high interest rates and a strong currency continue to dampen activity, with credit growth slowing slightly into 2007 as a result.

While there are signs of a gradual trend to more normal levels in the credit cycle we are not currently seeing any signs of systemic credit deterioration in our books. We believe we remain well provisioned and failing any sharp and unexpected deterioration in economic conditions anticipate that impairment losses should continue to move higher, broadly in line with loan growth in the period ahead.

Employees

The number of employees in each area of business as at 30 September(1):	2006	2005	2004
Business and Consumer Banking	11,763	11,505	11,489
BT Financial Group Australia	2,894	2,696	2,722
Westpac Institutional Bank	1,501	1,528	1,486
New Zealand Banking	4,939	4,993	4,912
Business and Technology Solutions and Services	4,138	4,385	4,303
Pacific Banking	1,075	1,076	1,107
Head Office functions and other	914	955	800
Total employees	27,224	27,138	26,819

(1)	The number of employees includes core and implied full time equivalent (FTE) staff. Core FTE includes overtime and pro-rata part time staff. Implied FTE includes temporary and contract staff.

Total full time equivalent (FTE) employees increased 86 on 2005 to 27,224. We have continued to realign our workforce, with additional customer facing staff employed to strengthen our network across a number of businesses, including:

•                  440 additional customer facing staff in BCB. These have been employed across a number of business segments, with a primary focus in business banking as we have sought to increase our footprint in the market;

•                  119 new staff in BTFG, primarily in the Advice network. We have been steadily increasing the level of financial planners to take advantage of this growing market segment; and

•                  22 additional business banking staff in our New Zealand operations as we look to improve customer satisfaction and profitability of our branch network.

Increases in customer facing staff were partially offset by decreases in non-customer facing staff via increased efficiencies in our core and support processes:

•                  Efficiency and productivity gains in support areas has seen FTE fall by 247 in Australia; and

•                  Declines in project resources as key projects such as Reach and Pinnacle have neared completion.

FTE has also reduced by 65 due to the sale of our sub-custody business to HSBC with the majority of these employees relocating to HSBC.

We operate under a number of enterprise agreements which were certified by the Australian Industrial Relations Commission (AIRC) in 2002. These agreements have passed their nominal term however they remain in force until they are replaced or terminated by the AIRC. We had negotiations for new enterprise agreements in 2004 and 2005 however we did not finalise agreements. Despite not having new enterprise agreements we have paid eligible employees a 4% increase in October 2005 and October 2006. There has been no industrial action in Australia in the financial year ended 30 September 2006. In New Zealand, we maintain both individual agreements with employees who are not union members and collective agreements with the Finance and Information Union (Finsec). The current collective agreement was ratified and came into effect on 10 February 2006; this agreement expires in April 2007. Finsec employees took industrial action on 24 December 2005 during negotiations for the collective agreement; however, the impact to business operations and customer service was negligible. We continue to have a business like and professional relationship with the Finance Sector Union (FSU) in Australia and Finsec in New Zealand.

Remuneration policies

The application of all remuneration practices across the Bank is consistent with the principles underlying our executive remuneration structures (refer to Notes 27 and 45 to the financial statements for further information), acknowledging the complexity and diversity of our businesses.

Fixed remuneration is market aligned, and reviewed annually with appropriate reference to our industrial agreements. All our employees participate in short term incentive schemes, with specific reference to their role and to market competitiveness. A range of short term incentive schemes has been designed in recognition of our business needs – from highly formulated incentive schemes for roles with a strong sales focus, to discretionary arrangements for roles such as corporate support, based on performance against individual and business objectives.

We offer employee share plans for permanent employees in Australia, which are designed to provide tangible recognition for improvements in our performance and gain greater staff commitment. For further details refer to Note 27 to the financial statements. We also provide superannuation (pension) plans for our employees in Australia, New Zealand and certain other countries in which we operate. Plan members are entitled to benefits on retirement, resignation, permanent disability or death. Refer to Note 39 to the financial statements for further information.

Awards of long term performance incentives are available to select employees regarded as business critical or high potential.

(1)	All data and opinions under ‘Economic outlook’ are generated by our internal economists.

A highlight of 2006 was a complete review of our equity-based long term incentive plans, to deliver a stronger, more relevant relationship between executive behaviour, corporate performance, and executive reward. Other important achievements included the introduction of an enhanced performance management framework, integrating our values of teamwork, integrity and achievement into performance considerations and remuneration outcomes, and the implementation of an online system managing personal & team information, payroll, and a range of human resource functions across our Group.

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

As an ADI, we report prudential information to APRA in relation to capital adequacy, large exposures, credit quality and liquidity. Our controlled entities in Australia involved in general insurance, superannuation and life insurance are also subject to the regulatory regime of APRA. Reporting is supplemented by consultations, on-site inspections and targeted reviews. Our external auditors also have an obligation to report on compliance with certain statutory and regulatory banking requirements, and on any matters that in their opinion may have the potential to materially prejudice the interests of depositors.

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

The ASX operates Australia’s primary national market for securities issued by listed companies. Our securities are listed on the ASX and we therefore have a contractual obligation to comply with the ASX Listing Rules that have statutory backing in the Corporations Act. Oversight of listed companies’ compliance with the ASX Listing Rules is shared between the ASX and ASIC.

The ACCC is an independent statutory authority responsible for the regulation and prohibition of anti-competitive and unfair market practices and mergers and acquisitions by Australian corporations. Its objectives are to ensure that corporations do not act in a way that may have the effect of eliminating or reducing competition, and to oversee product safety and liability issues, pricing practices and third party access to facilities of national significance. The ACCC’s consumer protection work complements that of State and Territory consumer affairs agencies that administer the unfair trading legislation of their jurisdictions.

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

New Zealand

The Reserve Bank of New Zealand (RBNZ) is responsible for the supervision of the New Zealand banking industry. This is primarily achieved through the extensive disclosure regime that requires all banks to publish financial statements on a quarterly basis, which also incorporates director attestation on the Bank’s risk management disciplines.

The RBNZ’s policy is that all systemically important banks must incorporate as a local entity rather than operate through a branch structure. Our NZ Branch is a systemically important bank and must therefore incorporate locally.

The RBNZ allows an overseas bank to operate in New Zealand as both a branch of its overseas parent and through a subsidiary. We have determined that this type of ‘dual registration’ is the most effective option for us to comply with RBNZ policy, while minimising disruption to the NZ Branch’s customers.

Accordingly, we have established a locally incorporated entity, Westpac New Zealand Limited, to assume and carry on the New Zealand consumer and business banking operations of our NZ Branch. Westpac New Zealand Limited commenced business as a registered bank under the Reserve Bank of New Zealand Act 1989 on 1 November 2006 and is subject to the capital adequacy requirements of the RBNZ. In making dividend payments or capital returns to the Group, Westpac New Zealand Limited must maintain its capital ratios within the minimums specified by the RBNZ.

The existing NZ Branch structure remains in place, however, its operations are significantly reduced, largely to wholesale banking and financial markets business.

The reorganisation of our business has been facilitated by legislation, which is the only means by which our New Zealand consumer and business banking operations could be vested in the Bank efficiently, economically and without affecting the continuity of the provision of those banking services. The Westpac New Zealand Act 2006 provided for the vesting of designated NZ Branch assets and liabilities in Westpac New Zealand Limited on 1 November 2006.

The Banking Act 1959 (Australia) gives priority over our Australian assets to Australian depositors. Accordingly, unsecured creditors an depositors of the remaining New Zealand branch will rank after our Australian depositors in relation to claims against Westpac Banking Corporation’s Australian assets.

Section 23 of the Westpac Banking Corporation Act 1982 (New Zealand) gave New Zealand depositors priority over our New Zealand assets. However, section 23 was repealed with effect from 1 November 2006 by the Westpac New Zealand Act 2006.

Based on the statement of financial position as at 30 September 2006, the carrying value of the New Zealand assets of the New Zealand branch of Westpac Banking Corporation was greater than its New Zealand deposit liabilities.

United States

Our New York branch is a federally licensed branch and, as such, is subject to supervision, examination and extensive regulation by the US Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System (the US Federal Reserve) under the International Banking Act of 1978 (IBA), and related regulations. Under the IBA, we may not open any branch, agency or representative office in the US or acquire more than 5% of the voting stock of any US bank without the prior approval of the US Federal Reserve.

A federal branch must maintain, with a US Federal Reserve member bank, a capital equivalency deposit as prescribed by the US Comptroller of the Currency in an amount which is the greater of:

a.               the amount of capital that would be required of a national bank organised at the same location; or

b.              5% of the total liabilities (excluding, among other things, liabilities to affiliates and liabilities of any international banking facilities) of the federal branch.

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

Financial review

Key information

Selected consolidated financial and operating data

We have derived the following selected financial information as of, and for the financial years ended, 30 September 2006 and 2005 from our audited consolidated financial statements and related notes which have been prepared in accordance with A-IFRS. The financial statements were reported on by independent auditors PricewaterhouseCoopers. We have derived the following selected financial information as of and for the financial years ended 30 September 2004, 2003 and 2002 in accordance with US GAAP from our audited consolidated financial statements and related notes for each of those financial years.

PricewaterhouseCoopers was appointed our auditor at our annual general meeting (AGM) on 12 December 2002 in accordance with the requirements of the Corporations Act.

This information should be read together with the ‘Operating and financial review and prospects’ and our audited consolidated financial statements and the accompanying notes included elsewhere in this Annual Report.

We have adopted the requirements of A-IFRS for the first time for the purpose of preparing financial statements for the year ended 30 September 2006. In accordance with A-IFRS, we have reclassified the financial statements for our financial year ended 30 September 2005 in accordance with A-IFRS. Previously published financial statements for our financial year ended 30 September 2005, as well as all prior financial periods, were prepared in accordance with AGAAP. A-IFRS differs in certain material respects from AGAAP and, accordingly, financial statements for our financial years ended 30 September 2006 and 2005 prepared in accordance with A-IFRS are not comparable to the financial statements for 2005 and prior years prepared in accordance with AGAAP. Refer to Note 48 to the financial statements for a summary of the principal differences between A-IFRS and AGAAP affecting our financial statements.

We have included in a separate section of this Annual Report under the caption ‘Other financial information’ additional selected consolidated financial and operating data as of and for the financial years ended 30 September 2005, 2004, 2003 and 2002 derived from our previously published financial statements prepared in accordance with AGAAP. We have set forth this data separately because this data is not comparable to data derived from financial statements prepared in accordance with A-IFRS.

Consolidated income statement

	Year Ended 30 September
(in $millions unless otherwise indicated)	2006	2006	2005
	US$(1)	A$	A$
Amounts in accordance with A-IFRS
Interest income	13,498	18,091	15,544
Interest expense	(9,288)	(12,449)	(10,285)
Net interest income	4,210	5,642	5,259
Non-interest income	2,667	3,575	3,454
Net operating income	6,877	9,217	8,713
Operating expenses	(3,204)	(4,295)	(4,159)
Impairment losses on loans	(280)	(375)	(382)
Profit before income tax	3,393	4,547	4,172
Income tax expense	(1,061)	(1,422)	(1,223)
Net profit for the year	2,332	3,125	2,949
Net profit attributable to minority interests	(40)	(54)	(251)
Net profit attributable to equity holders of Westpac Banking Corporation	2,292	3,071	2,698
Weighted average number of ordinary shares (millions)(2)	1,842	1,842	1,851
Basic earnings per ordinary share (cents)(2)	124.7	167.2	148.9
Dividends per ordinary share (cents)	87	116	100
Dividend payout ratio (%)(3)	69.4	69.4	67.2

Refer to page 18 for footnote explanations.

	Year Ended 30 September
(in $millions unless otherwise indicated)	2006	2006	2005	2004	2003	2002
	US$(1)	A$	A$	A$	A$	A$
Amounts in accordance with US GAAP(4)
Net income	2,191	2,936	2,813	2,772	1,984	2,579
Non-interest expenses	3,313	4,441	4,289	3,967	3,818	3,650

Refer to page 18 for footnote explanations.

	Consolidated
(in $millions unless otherwise stated)	2006	2006	2005	2004	2003	2002
	US$(1)	A$	A$	A$	A$	A$
Computation of ordinary earnings per share in accordance with US GAAP
Weighted average number of ordinary shares (millions)	1,837	1,837	1,851	1,846	1,824	1,812
Average other potential ordinary shares	60	60	71	63	—	—
Average options and performance share rights	5	5	4	13	7	10
Average shares and share equivalents	1,902	1,902	1,926	1,922	1,831	1,822
Net income	2,191	2,936	2,813	2,772	1,984	2,579
Basic earnings per ordinary share (cents)	119.3	159.8	152.0	150.2	108.8	142.3
Fully diluted net income per share (cents)	118.3	158.6	150.2	147.5	108.4	141.5
Basic earnings per ADS (five times earnings per share in cents)	597	799	760	751	544	712

Differences between A-IFRS and US Generally Accepted Accounting Principles (US GAAP) results

Our consolidated financial statements are prepared in accordance with accounting principles and policies as summarised in Note 1 to the financial statements. These accounting principles and policies differ in some material respects from US GAAP. A reconciliation of net income, total assets, total liabilities and equity under US GAAP is included in Note 49 to the financial statements.

Consolidated net income under US GAAP for the year ended 30 September 2006 was A$2,936 million (2005 A$2,813 million). The significant adjustments between A-IFRS and US GAAP results primarily relate to a one-off change in estimate to the allowance for loan losses, superannuation expenses, debt instruments, hedging, premises and sites, effective yield adjustments and capitalised software.

Selected consolidated balance sheet data

	Year Ended 30 September
(in $millions unless otherwise indicated)	2006	2006	2005
	US$(1)	A$	A$
Amounts in accordance with A-IFRS
Year end balances
Cash and balances with central banks	1,849	2,478	2,853
Due from other financial institutions	9,599	12,865	14,355
Trading securities, other financial assets and available-for-sale (2005: Investment securities)	13,289	17,811	14,464
Loans	174,949	234,484	198,286
Acceptances of customers(5)			4,864
Due to other financial institutions	8,991	12,051	10,654
Deposits	125,152	167,741	149,252
Trading liabilities and other financial liabilities	5,594	7,497	3,154
Total assets	223,515	299,578	266,263
Total liabilities excluding loan capital	207,060	277,523	245,156
Total loan capital(6)	4,445	5,957	4,214
Net assets	12,011	16,098	16,893
Total equity attributable to equity holders of Westpac Banking Corporation (7), (8)	10,584	14,186	13,561
Minority interests	1,427	1,912	3,332
Average balances
Total assets	210,439	282,052	256,690
Loans and other receivables	163,143	218,661	193,462
Acceptances of customers			5,235
Shareholders’ equity (7), (8)	9,975	13,369	12,651
Minority interests	1,099	1,473	3,507

Refer to page 18 for footnote explanations.

	Year Ended 30 September
(in $millions unless otherwise indicated)	2006	2006	2005	2004	2003	2002
	US$(1)	A$	A$	A$	A$	A$
Amounts in accordance with US GAAP(4)
Total assets	222,269	297,908	265,164	251,705	221,768	191,338
Total liabilities	211,104	282,943	250,447	238,777	209,994	180,748
Equity attributable to equity holders	11,165	14,965	14,717	12,928	11,774	10,590
Average total assets	209,193	280,382	262,474	243,662	210,806	187,128
Average total equity	11,073	14,841	14,257	12,351	11,182	9,999
Average minority interest	1,099	1,473	1,040	1,407	635	481

Refer to page 18 for footnote explanations.

Summary of consolidated ratios

	Year Ended 30 September
(in $millions unless otherwise indicated)	2006	2006	2005
	US$(1)	A$	A$
Ratios in accordance with A-IFRS
Profitability ratios (%)
Net interest margin(9)	2.29	2.29	2.45
Return on average assets(10)	1.09	1.09	1.05
Return on average ordinary equity(11)	23.0	23.0	21.7
Return on average total equity(12)	20.7	20.7	16.7
Capital ratio (%)
Average total equity to average total assets	5.3	5.3	6.3
Total capital ratio(13)	9.6	9.6	9.7
Earnings ratios
Basic earnings per ordinary share (cents)(2)	124.7	167.2	148.9
Fully diluted earnings per ordinary share (cents)(14)	123.6	165.7	147.2
Dividends per ordinary share (cents)	87	116	100
Dividend payout ratio (%)(3)	69.4	69.4	67.2
Credit quality ratios
Impairment losses on loans written off (net of recoveries)	198	266	331
Impairment losses on loans written off (net of recoveries) to average loans (%)	0.12	0.12	0.16

	Year Ended 30 September
(in $millions unless otherwise indicated)	2006	2006	2005	2004	2003	2002
	US$(1)	A$	A$	A$	A$	A$
Ratios in accordance with US GAAP(4)
Profitability ratios (%)
Net interest margin	2.32	2.32	2.44	2.40	2.60	2.81
Net profit attributable to equity holders to average total assets	1.05	1.05	1.07	1.14	0.94	1.38
Net profit attributable to equity holders to average total equity	19.78	19.78	19.73	22.40	17.70	25.80
Capital ratio (%)
Average total equity to average total assets	5.3	5.3	5.4	5.2	5.3	5.3
Leverage ratio(15)	4.7	4.7	5.0	4.7	4.6	4.5
Earnings ratios
Basic earnings per ordinary share (cents)	119.3	159.8	152.0	150.2	108.8	142.3
Fully diluted earnings per ordinary share (cents)(14)	118.3	158.6	150.2	147.5	108.4	141.5
Dividends per ordinary share (US cents)	87	87	76	62	53	38
Dividend payout ratio (%)(3)	72.8	72.8	65.8	57.3	71.7	49.2

(1)

Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7461, the Noon Buying Rate on 30 September 2006. Amounts or ratios are in accordance with this conversion rate.

(2)	Based on the weighted average number of fully paid ordinary shares outstanding, including nil New Zealand Class shares in 2006 (2005 41 million).

(3)	Calculated by dividing the dividends per ordinary share by the basic earnings per ordinary share.

(4)

For the reconciliation with US GAAP, refer to Note 49 to the financial statements for the financial years ended 30 September 2006 and 2005 and to the relevant note to the financial statements for the prior financial years.

(5)	Acceptances of customers are included in loans in 2006.

(6)	This includes 2004 TPS and FIRsTS in 2006. In 2005 these instruments were classified as minority interests.

(7)	Includes New Zealand Class shares in 2005. Excludes minority interests.

(8)	New Zealand Class shares were on issue until 11 July 2005. On this date they were fully exchanged for ordinary shares.

(9)	Calculated by dividing net interest income (including tax equivalent gross up) by average interest earning assets.

(10)	Calculated by dividing net profit attributable to our equity holders by average total assets.

(11)	Calculated by dividing net profit attributable to our equity holders adjusted for distributions on New Zealand Class shares by average ordinary equity.

(12)	Calculated by dividing net profit attributable to our equity holders by average ordinary equity and minority interests.

(13)	For details on the calculation of this ratio refer to Note 28 to the financial statements.

(14)

Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

(15)

The leverage ratio has been calculated in accordance with guidelines promulgated by the Board of Governors of the US Federal Reserve System. The ratio is calculated by dividing tier 1 capital by total average assets for leverage capital purposes in accordance with US GAAP.

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

An increase in defaults in our loan portfolio could adversely affect our results of operations and financial condition

Credit risk is our most significant risk and arises primarily from our lending activities. We hold collectively and individually assessed provisions for impairment losses on loans. If these provisions prove inadequate then this could have a material adverse effect on our results of operations and financial performance.

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

Our businesses are highly regulated and we could be adversely affected by changes in regulations and regulatory policy

Compliance risk arises from the regulatory standards that apply to us as an institution. All of our businesses are highly regulated in the various jurisdictions in which we do business. We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including changes to accounting standards – refer to sections ‘Accounting standards’ and ‘Critical accounting estimates’) and industry codes of practice, as well as meeting our ethical standards. Our business and earnings are also affected by the fiscal or other policies adopted by various regulatory authorities of the Australian and New Zealand governments, foreign governments and international agencies. The nature and impact of future changes in such policies are not predictable and are beyond our control. Changes in regulations or regulatory policy could adversely affect one or more of our businesses and could require us to incur substantial costs to comply. The failure to comply with applicable regulations could result in fines and penalties or limitations on our ability to do business. These costs, expenses and limitations could have a material adverse affect on our business, financial performance or financial condition.

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

Accounting standards

The financial statements included in this report have been prepared in accordance with the accounting policies described in Note 1 to the financial statements, being in accordance with A-IFRS. A-IFRS differs in certain material respects from US GAAP. For a reconciliation of significant adjustments from our A-IFRS financial statements to US GAAP, refer to Note 49 to the financial statements.

Recent accounting developments – Australia

In July 2002, the Financial Reporting Council (FRC) of Australia announced its formal support for Australia to adopt standards based on International Financial Reporting Standards (IFRS) for financial years beginning on or after 1 January 2005. As a result the accounting standards that apply to Australian reporting companies under the Corporations Act are based on IFRS issued by the International Accounting Standards Board for accounting periods beginning on or after 1 January 2005. We adopted A-IFRS from 1 October 2005 and certain comparatives have been reclassified on initial adoption.

For other developments in Australian accounting standards refer to Note 1(k) of the financial statements. For a discussion of the impact of the adoption of A-IFRS on our financial position and results of operations, see Note 48 to the financial statements.

Recent accounting developments – United States

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 154 ‘Accounting Changes and Error Corrections’ (SFAS 154) in May 2005. The standard requires that when companies voluntarily change accounting policy, they retrospectively apply it to comparative periods in the annual report, unless it is impractical to do so. SFAS 154 also requires errors discovered after issue of the annual report to be reported as a prior period adjustment in comparatives of the next annual financial report. SFAS 154 is applicable to any changes in accounting policy and errors discovered in financial years beginning after 15 December 2005. We do not expect that adoption of the standard will have a material impact.

In February 2006 the FASB issued SFAS 155 ‘Accounting for Certain Hybrid Financial Instruments’ (SFAS 155) which permits certain hybrid instruments with embedded derivatives to be carried at fair value. SFAS 155 also clarifies other aspects of accounting treatment for other hybrid instruments, which has minimal impact on us. We have early adopted the standard, as permitted, from 1 October 2005. There has been no significant impacts to our balance sheet from adopting SFAS 155.

In September 2006 the FASB issued SFAS 157 ‘Fair Value Measurements’ which is applicable for financial years beginning after 15 November 2007. The standard is applicable to assets and liabilities required to be measured at fair value by other accounting standards, and requires certain disclosures in respect of these assets and liabilities. It also outlines a framework to apply when determining fair value. The Group will apply the standard from 1 October 2008, and we do not expect the standard to materially impact fair value measurement.

SFAS 158 ‘Employers Accounting for Defined Benefit Pension and Other Postretirement Plans’ was issued in September 2006. It changes the accounting for defined benefit plans by requiring that gains or losses relating to the plans be recognised in other comprehensive income as they arise. The Group will apply SFAS 158 from 1 October 2006, and adoption will require unrecognised actuarial losses to be recognised reducing equity by $351 million.

In June 2006 the FASB issued Interpretation 48 ‘Accounting for Uncertainty in Income Taxes’, which prescribes recognition and measurement principles for recognising income tax liability and treatment of related expenses including interest and penalties. The standard is required to beapplied for periods beginning after 15 December 2006, and the Group will apply it from 1 October 2007. We do not expect adoption of the interpretation to materially impact income tax expense or provisions.

The FASB staff issue FASB Staff Positions (FSP) to provide guidance on the application of the accounting standards and interpretations. The FASB issued FASB Staff Position FIN 46(R)-6 ‘Determining the variability to be considered in applying FASB No.46(R) in April 2006. It addresses the application of FIN46(R) when determining whether certain contracts or arrangements with a variable interest entity (VIE) are variable interests by requiring companies to base their evaluations on an analysis of the VIE’s purpose and design rather than legal form or accounting classification. The FSP on FIN46(R) is required to be applied for all reporting periods beginning after 15 June 2006. We do not expect that the FSP on FIN46(R) will have a material impact on consolidation of VIEs. The FASB issued FSP Nos. FAS 115 ‘The meaning of other-than-temporary impairment and its application to certain investments’, which provides guidance on identifying and measuring other-than-temporary impairments on debt and equity securities. The FSP requires certain disclosures about unrealised losses which are not recognised in the financial statements. The FSP is applicable for accounting periods beginning after 15 December 2005. We do not expect the adoption of FSP 115 to materially impact us.

Critical accounting estimates

Our reported results are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of the income statement and the balance sheet. Our principle accounting policies are disclosed in Note 1 to the Financial Statements and Note 49 with respect to policies that differ from US GAAP. Note 1 also includes a description of our critical accounting assumptions and estimates. We have discussed the development and selection of the critical accounting estimates with our Board Audit Committee. We consider that the following areas involve our most critical accounting estimates:

Fair value of financial instruments

Financial instruments classified as held-for-trading, designated at fair value through profit or loss or financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured and recognised at fair value. As far as possible, financial instruments are valued with reference to quoted, observable market prices or by using models which employ observable valuation parameters. Where valuation models rely on parameters for which inputs are not observable, judgements and estimation may be required.

As at 30 September 2006, the fair value of trading securities, financial assets designated at fair value through profit or loss and available-for-sale securities was $17,811 million. The fair value of trading liabilities and financial liabilities designated at fair value through profit and loss was $7,497 million. The notional value of outstanding derivatives was $1,310,044 million. The fair value of trading securities of $13,560 million is substantially based on quoted market prices. The fair value of financial assets determined by valuation models that did not use observable market prices was $484 million. The fair value of other financial assets and financial liabilities, including derivatives, is largely determined by valuation models using observable market prices and rates. Where observable market inputs are not available, day one profits or losses are not recognised.

We believe that the judgements and estimates used are reasonable in the current market, however, a change in these judgements and estimates would lead to different results as future market conditions can vary from those expected.

Provisions for impairment losses on loans

Provisions for loan impairment losses represent management’s best estimate of the losses incurred in the loan portfolios as at the balance date. There are two components of our loan impairment provisions, individually assessed provisions and collectively assessed provisions.

In determining the individual component all relevant considerations that have a bearing on the expected future cash flows are taken into account, for example, the business prospects of the customer, the realisable value of collateral, our position relative to other claimants, the liability of customer information and the likely cost and duration of the work-out process. These judgements and estimates can change with time as new information becomes available or as work-out strategies evolve, resulting in revisions to the impairment provision as individual decisions are made.

The collective component is established on a portfolio basis taking into account the level of arrears, collateral, past loss experience and defaults based on portfolio trends. The most significant factors in establishing these provisions are estimated loss rates and related emergence period. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, unemployment levels, payment behaviour and bankruptcy rates.

As at 30 September 2006, gross loans and advances to customers were $235,684 million and the provision for impairment losses on loans was $1,200 million.

Goodwill

Goodwill represents the excess of purchase consideration over the fair value of the identifiable net assets of acquired businesses. The determination of the fair value of the assets and liabilities of acquired businesses requires the exercise of management judgement. Different fair values would result in changes to the goodwill and to the post-acquisition performance of the acquisitions.

Additionally, goodwill is tested for impairment annually by determining if the carrying value of the cash generating unit (CGU) that it has been allocated to is recoverable. The recoverable amount is the higher of the CGU’s fair value and its value in use. Determination of appropriate cash flows and discount rates for the calculation of the value in use is subjective. As at 30 September 2006, the carrying value of goodwill was $2,403 million.

Superannuation obligations

The actuarial valuations of our defined benefit plans obligations are dependant upon a series of assumptions, the key ones being price inflation, earnings growth, mortality, morbidity and investment returns assumptions. Different assumptions could significantly alter the amount of the difference between plan assets and obligations and the superannuation cost charged to the income statement.

The superannuation deficit across all our plans as at 30 September 2006 was $110 million (2005 deficit of $23 million). This comprises net recognised liabilities of $199 million (2005 $120 million) and unrecognised actuarial gains of $89 million (2005 $97 million).

Provisions (other than loan impairment losses)

Provisions are held in respect of a range of future obligations such as employee entitlements, restructuring costs, non-lending losses and surplus lease space. Provisions carried for long service leave are supported by an independent actuarial report. Some of the provisions involve significant judgement about the likely outcome of various events and estimated future cash flows. Provisions for taxation held in respect of uncertain tax positions represents the unrecovered tax benefits associated with specific transactions. The deferral of these benefits involves the exercise of management judgements about the ultimate outcomes of the transactions. Payments which are expected to be incurred later than one year are discounted at a rate which reflects both current interest rates and the risks specific to that provision.

Related party disclosures

Details of our related party disclosures are set out in Note 44 to the financial statements and details of Directors’ interests in securities are set out in Note 45 to the financial statements. The related party disclosures relate principally to transactions with our Directors and Director-related parties as we do not have individually significant shareholders and our transactions with other related parties are not significant.

Other than as disclosed in Note 45 to the financial statements, if applicable, loans made to parties related to Directors and other key management personnel of Westpac are made in the ordinary course of business on normal terms and conditions (including interest rates and collateral). Loans are made on the same terms and conditions (including interest rates and collateral) as apply to other employees and certain customers in accordance with established policy. These loans do not involve more than the normal risk of collectability or present any other unfavourable features.

Auditors’ remuneration

Auditors’ remuneration, including goods and services tax, to the external auditor for the year ended 30 September 2006 is summarised from Note 37 to the financial statements as follows:

Audit fees	$12,753,000
Audit-related fees	$101,000
Tax fees	$187,000
All other fees	$165,000

The external auditor, PricewaterhouseCoopers, also provides audit and non-audit services to non-consolidated entities including trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of these services were approximately $4.5 million in total (2005 $3.6 million). PricewaterhouseCoopers may also provide audit and non-audit services to other entities in which Westpac holds a minority interest, and which are not consolidated. Westpac is not aware of the amount of any fees paid by those entities.

Audit related services

Of the total amount of fees paid by Westpac to PricewaterhouseCoopers in the year ended 30 September 2006, approximately 0.79% of these fees (0.46% of Audit fees) were approved by the Board Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X of the United States Securities and Exchange Commission. No other fees paid by Westpac to PricewaterhouseCoopers in that year were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

Overview of performance

	2006	2005
	$m	$m
Net interest income	5,642	5,259
Non-interest income	3,575	3,454
Net operating income	9,217	8,713
Operating expenses	(4,295)	(4,159)
Impairment losses on loans	(375)	(382)
Profit from ordinary activities before income tax expense	4,547	4,172
Income tax expense	(1,422)	(1,223)
Net profit attributable to minority interests	(54)	(251)
Net profit attributable to equity holders	3,071	2,698
Earnings per share (cents): Basic	167.2	148.9
Earnings per share (cents): Fully diluted	165.7	147.2

Overview of performance

Net profit attributable to equity holders was $3,071 million in 2006, an increase of $373 million or 14% over 2005. The 2006 result was driven by sound revenue growth due to improving volumes, with system market share multiples for new business improving in key products including housing, cards and business lending (source: Reserve Bank of Australia/Australian Prudential Regulation Authority statistics). Expense growth was 3% while impairment losses fell slightly. Higher tax charges were offset by lower allocations of profit to minority interests. Business and Consumer Banking contributed $230 million of the increase in net profit attributable to equity holders, Westpac Institutional Bank contributed $20 million, BTFG $30 million, while New Zealand’s contribution increased $18 million. The Other segment’s contribution increased $75 million.

Net interest income was $5,642 million in 2006, an increase of $383 million or 7% on 2005. The increase in 2006 was driven by a 12% increase in average interest earnings assets, partially offset by a 16 basis point decline in margins. Net loans and acceptances grew 15% in 2006, with the key drivers being strong growth in Institutional Bank lending (up 33%), BTFG margin lending (up 48%) and Personal (up 17%). Mortgage balances increased 12%. Margins declined 16 basis points due to changes in both asset and liability mix. Decreases in asset spreads were offset by increases in liability spreads following RBA rate rises during the year.

Non-interest income was $3,575 million in 2006, up $121 million or 4% on 2005. Fees and commissions fell primarily due to the impact of AASB 132 and AASB 139, which were only applicable from 1 October 2005. These standards require certain fees that we have previously taken to income statement as received, to be capitalised on the balance sheet and subsequently be recognised as part of net interest income. Trading income grew significantly in 2006 with improved performance in Treasury and Financial Markets. Other non-interest income included the proceeds from the sale of the Bank’s sub-custody business to HSBC of $94 million.

Operating expenses were $4,295 million in 2006, an increase of $136 million or 3% on 2005. Increases in personnel costs due to increased staff levels and pay increases paid in October 2005 and January 2006 were the key drivers. Software amortisation also increased following recent systems investments in tools such as Pinnacle and Reach.

Impairment losses were $375 million, $7 million or 2% lower than 2005. This decrease was partly driven by the impacts of AASB 132 and AASB 139, which led to changes in the loss estimations methodology and were only applicable from 1 October 2005. The decrease in the expense relating to this adjustment was offset by higher charges related to book growth (primarily credit cards) and a slight increase in stressed loans (up 7 basis points to 81 basis points).

Income statement review

Net Interest income

	2006	2005
	$m	$m

Interest income	18,091	15,544
Interest expense	(12,449)	(10,285)
Net interest income	5,642	5,259
Increase/(decrease) in net interest income
Due to change in volume	(214)	285
Due to change in rate	597	219
Change in net interest income	383	504

Net interest income was $5,642 million in 2006, an increase of $383 million on 2005. The key drivers of this increase are discussed below. Net interest income was impacted by transitional A-IFRS standards, primarily AASB 132 and AASB 139, which were applied prospectively from 1 October 2005 (with no reclassification of comparatives). Changes included:

•                  the deferral and subsequent recognition of certain lending and deposit fees as interest income (classified as non interest income in 2005);

•                  the recognition in interest expense on distributions on hybrid instruments classified as debt (recognised in outside equity interests in 2005); and

•                  the recognition of interest income using the effective interest rate method.

The net impact of the changes on net interest income was an increase of $106 million.

In 2006 the increase in net interest income was also a result of an increase in average interest earning assets of 12% and average interest bearing liabilities of 15% combined with a margin decline of 16 basis points.

Growth in average net loans and acceptances of 13% was lower than the 15% growth in loans and acceptances at period end principally due to strong lending growth in the latter months of 2006, particularly in the Institutional Bank.

Growth in period end balances of Australian net loans was 20%. Total New Zealand net loans at period end increased by 12% (NZ$ terms) and by 7% in A$ terms.

Key loan and acceptance growth drivers included:

•                  Business and Consumer Banking net loans increased 13%, with Housing lending up 12% and Business lending up 14%;

•                  Institutional Bank net loans increased by 33%;

•                  New Zealand housing lending increased 14% while business lending increased by 11%; and

•                  BTFG achieved 48% growth in its margin lending portfolio driven by continued strong equity markets.

Growth in period end deposit balances across the Group increased 12% in 2006 with a 10% increase in BCB customer deposits and working capital balances and a 9% (NZ$ terms) increase in New Zealand customer deposits. Institutional Bank deposits increased 17%. However, deposit growth did not match loan growth, driving a 20% increase in treasury short term funding.

In both Australia and New Zealand, strong deposit growth was primarily due to the continued growth in high interest, on-line saver accounts. Growth in transaction accounts and term deposits was not significant.

Overall, margins were down 16 basis points to 2.29% in 2006. The introduction of A-IFRS standards increased margins by one basis point with a 17 basis point decline due to business impacts.

Key movements impacting on the Group were:

•                  assets - competitive pressures and our decision to meet the market on price saw spreads decline on mortgages, cards and business lending in BCB (five basis points). New Zealand contributed two basis points of the decline, mainly due to the residual impact of the switch between floating and fixed rate mortgages, which occurred in 2005. Spread contraction on Corporate lending and other assets contributed two basis points to the decline.

•                  liability impacts reduced the interest margin by a further basis point, mainly due to the increased reliance on wholesale funding. Whilst our online savings accounts exhibited strong growth, reducing overall interest margins, this was offset by increases in retail liability spreads on traditional deposit products;

•                  the correction of an overstatement of credit card income contributed two basis points;

•                  the effect of the roll off of our New Zealand Structured Finance portfolio in mid 2005, contributed a further two basis points; and

•                  the remaining three basis points were largely generated from the change in mix between net interest income and non-interest income in our Treasury business and hence had no impact on total income.

Interest spread and margin

	2006	2005
	$m	$m
Group
Net interest income	5,642	5,259
Tax equivalent gross up(1)	111	214
Net interest income (including gross up)	5,753	5,473
Average interest earning assets	250,703	223,698
Average interest bearing liabilities	233,016	203,294
Average net non-interest bearing liabilities and equity	17,687	20,404
Interest spread(2)	1.92%	1.99%
Benefit of net non-interest bearing liabilities and equity(3)	0.37%	0.46%
Net interest margin(4)	2.29%	2.45%
On a geographical basis, interest spread and margins were:
Australia
Interest spread(2)	1.87%	1.89%
Benefit of net non-interest bearing liabilities and equity(3)	0.30%	0.37%
Net interest margin(4)	2.17%	2.26%
New Zealand
Interest spread(2)	2.03%	2.30%
Benefit of net non-interest bearing liabilities and equity(3)	0.59%	0.58%
Net interest margin(4)	2.62%	2.88%
Other overseas
Interest spread(2)	0.72%	0.73%
Benefit of net non-interest bearing liabilities and equity(3)	0.41%	0.29%
Net interest margin(4)	1.13%	1.02%

(1)

We have entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax. The impact of this is reflected in lower income tax expense and interest income. In order to provide improved comparability, this income is presented on a tax equivalent basis using the applicable tax rate of the geography in which the transaction is booked.

(2)	Interest spread is the difference between the average yield (including tax equivalent gross up) on all interest earning assets and the average rate paid on all interest bearing liabilities.

(3)

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

(4)	Net interest margin is calculated by dividing net interest income (including tax equivalent gross up) by average interest earning assets.

Non-interest income

	2006	2005
	$m	$m
Net fees and commissions	1,766	1,853
Trading income	525	332
Wealth management income	980	1,038
Other income	304	231
Total non-interest income	3,575	3,454

Non-interest income was $3,575 million in 2006, an increase of $121 million or 4% on 2005. The increase was driven by an increase in trading and other income, partially offset by a decrease in our wealth management income and fees and commissions income.

Fees and commissions decreased by $87 million or 5% on 2005. Fees and commissions are materially impacted by A-IFRS standards, primarily AASB 132 and AASB 139, which are only applicable from 1 October 2005, impacting the 2006 results for the first time. The adoption of these standards contributed $256 million to the decline in fees and commissions, primarily related to the effective interest rate adjustment. This standard requires certain lending and borrowing related fees received and costs paid, previously recognised as non-interest income as incurred, to be deferred on the balance sheet as part of loans, deposits or debt issues and subsequently recognised as a yield adjustment to interest income or expense. There was no such impact in 2005. Improved loan growth across our businesses and recalibration of some fees over the year contributed a $178 million increase to fees and commissions on 2005.

Trading income increased by $193 million over the prior year, driven by improved performance in Financial Markets and Treasury.

Wealth management income decreased by $58 million or 6% on 2005. The decrease in wealth management income was impacted by the consolidation treatment of external investors’ interests in certain managed investment schemes where Westpac controls the schemes, with the outside investors interest now treated as liabilities rather than minority interests, and policyholder tax recoveries from our life insurance business. The consolidation changes related to these schemes has no impact on net profit attributable to equity holders as the other side of the consolidation entry is reflected in the tax expense line (for the policyholder tax recovery entry) or net profits attributable to minority interests (for the managed investment schemes entry). Policyholder tax recoveries in 2006 were $61 million, a decrease of $27 million or 31% on 2005 due to lower investment returns on Westpac’s life insurance statutory funds. Total movements in these consolidation entries resulted in wealth management income decreasing $121 million offset by a reduction in allocation of profit to minority interests. This decline was partially offset by growth in fees, due primarily to growth in Funds under Administration.

Other income was $304 million in 2006, an increase of $73 million or 32% on 2005. This increase included the sale proceeds of the sub-custody business in July 2006 ($94 million), the sale of part of the Group’s shareholding in MasterCard Inc. ($15 million of which $13 million was recognised in Australia and $2 million in New Zealand), and revaluation gains on financial assets in 2006 of $74 million relating to investment securities and credit derivatives. Offsetting this, 2005 results included $64 million profits on the sale of investment securities.

Wealth management operating income

	2006	2005
	$m	$m
Operating income	980	1,038

Wealth management income was $980 million in 2006, a decrease of $58 million or 6% on 2005.

The decrease in wealth management income was impacted by A-IFRS driven changes to consolidation entries for certain managed investment schemes where Westpac controls the schemes and policyholder tax recoveries from our life insurance business. These consolidation entries haveno impact on net profit attributable to equity holders as the other side of the consolidation entry is reflected in the tax expense line (for the policyholder tax recovery entry) or minority interests (for the managed investment schemes entry). Policyholder tax recoveries in 2006 were $61 million, a decrease of $27 million or 31% on 2005 due to lower investment returns on Westpac’s life insurance statutory funds. Managed investment schemes gross ups were zero in 2006 compared to $94 million in 2005 due to changes in charges in the consolidation treatment of external investors’ interests in certain managed investment schemes where Westpac controls the schemes with outside investors interests now treated as liabilities rather than minority interests. Total movements in these consolidation entries resulted in wealth management income decreasing $121 million.

The decrease from the impact from consolidation entries was partially offset by an increase in other wealth management income of $63 million in 2006. This was driven by continued growth in FUA and FUM. Top quartile investment performance (source: Intech) and increases in customer facing staff, primarily in the advice business, also assisted growth.

FUA balances grew 17% to $40 billion, while FUM balances grew 5% to $39 billion, with the majority of BTFG’s flagship funds achieving top quartile performance rankings over one, two and three years. We continue to maintain good market share in platforms where we are ranked number two in the market (source: S&P data, June 2006).

Operating expenses

	2006	2005
	$m	$m
Salaries and other staff expenses	2,324	2,186
Equipment and occupancy expenses	614	596
Other expenses	1,357	1,377
Total operating expenses	4,295	4,159
Productivity ratio(1)	4.01	4.00
Total operating expenses to operating income ratio	46.6%	47.7%

(1)          Net operating income/salaries and other staff expenses net of restructuring expenses.

Operating expenses in 2006 were $4,295 million, an increase of $136 million or 3% on 2005.

The increase in 2006 was primarily the result of higher personnel costs and software amortisation charges as a number of projects have been rolled out to the business and are now being amortised. The expense to income ratio fell 110 basis points to 46.6%.

Salary and other staff expenses were $2,324 million, an increase of $138 million or 6% on 2005. The increase in salaries and wages was the result of increased staff numbers, a general pay increase of 4% made in October 2005 (as discussed under ‘Employees’) and a change in the mix of our workforce to more customer facing staff. Restructuring costs increased by $19 million over 2005, driven by costs arising from the implementation of our strategy to increase the proportion of customer facing staff across our businesses. The rollout of this initiative has resulted in a reduction in FTE across support functions with a flow on to restructuring and redundancy costs incurred over the prior year.

Equipment and occupancy costs were $614 million, an increase of $18 million or 3% on 2005. This has been driven by a $33 million increase in software amortisation expenses (including impairments) over the prior year following the completion of large projects during 2006, including Pinnacle, which has re-engineered our lending processes; Reach, an integrated customer management system; and Connect@Westpac, a new on-line system to manage various human resources functions, which has replaced a number of legacy tools and systems.

Other expenses were $1,357 million in 2006, $20 million or 1% lower than 2005. Reduced outsourcing costs from efficiencies generated with our outsource partners and lower non-lending losses were the key drivers. Stationery costs were also down as initiatives regarding customer statements and annual reports being received on-line have gained traction. In addition, 2005 included $8 million in expenses relating to the consolidation of Epic.

Impairment losses on loans

	2006	2005
	$m	$m
Impairment losses on loans	375	382
Impairment losses on loans to average loans and acceptances (basis points)	17	19

Reported impairment losses on loans decreased by $7 million or 2% as at 30 September 2006 to $375 million. The result is impacted by the change in methodology under A-IFRS to the extent that the overall charge is not strictly comparable with prior periods. Impairment losses in 2006 represented 17 basis points of average gross loans and acceptances, down two basis points on 30 September 2005.

The lower charge in the current year reflects the change in calculation methodology offset by additional charges generated by the unsecured consumer portfolio (credit cards portfolio), some deterioration in the business segment in Australia, as well as some deterioration in individual exposures in the Institutional Bank.

Stressed loans as a percentage of total commitments increased 7 basis points from 30 September 2005 to 81 basis points at 30 September 2006. This was largely driven by business customers in our Australian retail division, due to a more challenging economic environment (interest rate rises and higher input costs such as fuel during the year). We track these exposures closely and have benefited in the past by early identification and monitoring of potential problem exposures together, with prompt remediation steps to avoid/minimise losses.

Total impairment asset provisions as a percentage of total impaired assets was 49% as at 30 September 2006, up from 36% as at 30 September 2005. The increase in provisioning coverage from 2005 reflects the inclusion of facilities greater than 90 days past due not well secured in line with APRA’s prudential approach to the adoption of A-IFRS by ADIs. These facilities attract higher provisioning under A-IFRS.

Income tax expense

	2006	2005
	$m	$m
Income tax expense	1,422	1,223
Tax as a percentage of profit from ordinary activities before tax (effective tax rate)	31.3%	29.3%

Tax expenses were up $199 million or 16% in 2006, resulting in an increase in the effective tax rate of 200 basis points to 31.3%. Key drivers of the increase were:

•                  structured finance deals – during 2005 a number of structured finance deals in New Zealand were terminated. These deals generated income which was subject to a reduced rate of income tax at a Group level. The deals have not been replaced with business of a similar nature. Please refer to Note 40 to the financial statements for further discussion on proceedings currently under way with the New Zealand tax authorities; and

•                  life company concessional tax rates – the Australian concessional tax rates applicable to earnings from life insurance companies ceased in July 2005, resulting in higher tax charges going forward. The higher tax charges impacted our 2005 results for only three months, while being in effect for all of 2006.

Balance sheet review

The detailed components of the balance sheet are set out in the notes to the financial statements.

As at 30 September	2006	2005
	$m	$m
Assets
Cash and balances with central banks	2,478	2,853
Due from other financial institutions	12,865	14,355
Derivative financial instruments	10,311	9,944
Trading securities, other financial assets and available-for-sale (2005 Investment securities)	17,811	14,464
Loans and acceptances	234,484	203,150
Life insurance assets	14,281	13,595
All other assets	7,348	7,902
Total assets	299,578	266,263
Liabilities and equity
Due to other financial institutions	12,051	10,654
Deposits	167,741	149,252
Derivative financial instruments	9,342	10,514
Trading liabilities and other financial liabilities	7,497	3,154
Debt issues	61,476	48,754
Acceptances		4,864
Life insurance liabilities	13,476	11,717
All other liabilities	5,940	6,247
Loan capital	5,957	4,214
Total liabilities	283,480	249,370
Total equity	16,098	16,893
Total liabilities and equity	299,578	266,263

Assets

During the financial year ended 30 September 2006, total assets increased by $33.3 billion or 12.5% to $299.6 billion, from $266.3 billion in 2005. The key drivers of this growth were:

Loans and acceptances increased by $31.3 billion or 15.4% to $234.5 billion in 2006, from $203.2 billion in 2005. The major areas of growth were:

•                  housing loans in Australia grew by $12.0 billion or 12.1%, and

•                  non-housing loans in Australia grew by $10.2 billion or 29.7% particularly in business and personal lending.

Trading assets, other financial assets and available-for-sale securities increased by $3.3 billion which was mainly invested in debt securities.

The mark-to-market valuation of our derivative financial instruments resulted in an increase of $1.5 billion to net assets. These fair value movements are primarily influenced by market movements in major currencies.

These increases were partly offset by a decrease of $1.9 billion in assets due from other financial institutions and cash and balances with central banks as our holdings of certificates of deposit declined.

Liabilities and equity

Total liabilities as at 30 September 2006 were $283.5 billion which was an increase of $34.1 billion or 13.7% compared with the prior year. The key movements in liabilities are outlined below.

Deposits increased by $18.5 billion or 12.4% compared with 2005. This increase was funded by increased issuance of certificates of deposit in the Australian market of $4.2 billion. In addition, call deposits in Australia increased by $9.7 billion.

This year has seen the continuation of a long term trend of lending growth exceeding customer deposit growth. This has resulted in an increase in debt issues of $12.7 billion through our debt programmes.

As explained in Note 1 to the financial statements under the heading ‘First-time Adoption of Australian Equivalents to International Financial Reporting Standards’ certain disclosures for this period may not be presented consistently with prior reported periods. The movements of trading liabilities and other financial liabilities, loan capital and life insurance liabilities are primarily due to the presentation differences as follows:

•                  acceptances of $4.9 billion reclassified to debt issues;

•                  debt issues of $3.5 billion reclassified to trading liabilities and other financial instruments designated at fair value;

•                  trust preferred securities of $1.3 billion reclassified to loan capital; and

•                  managed investment scheme minority interest of $0.8 billion reclassified to life insurance liabilities.

Equity decreased by $0.8 billion or 4.7% during 2006 to $16.1 billion.

Major movements in equity included the following:

•                  $1.3 billion of trust preferred securities and $0.8 billion of managed investment schemes were reclassified under liabilities due to presentation changes as explained in Note 1 to the financial statements;

•                  2006 TPS was issued with a value of $0.8 billion; and

•                  a share buy-back of $1 billion. Refer to Note 26 to the financial statements for further details.

Asset quality

As at 30 September	2006	2005
	$m	$m
Loans
Loans (excluding total provisions for impairment losses on loans)	235,684	200,015
Acceptances(1)		4,864
Total gross loans(2)	235,684	204,879
Average loans
Australia	181,690	157,020
New Zealand	34,333	34,202
Other overseas	2,638	2,240
Total average loans(2)	218,661	193,462

(1)          Acceptances of customers are included in loans in 2006.

(2)          Gross loans are stated before related provisions for impairment of loans.

Total gross loans represent 78.7% of the total assets of the Group as at 30 September 2006 compared to 76.9% in 2005.

Gross loans increased by $30.8 billion or 15.0% to $235.7 billion in 2006, from $204.9 billion in 2005. The increase in 2006 is reflected due to strong growth in mortgage and business lending portfolios.

Approximately 25.7% of the loans at 30 September 2006 mature within one year and 22.3% mature between one year and five years. Real estate mortgage lending comprises the bulk of the loan portfolio maturing after five years.

Our lending is focussed on our core geographic markets in Australia and New Zealand. Australia and New Zealand average loans increased $24.8 billion or 13.0% to $216.0 billion in 2006, from $191.2 billion in 2005 predominantly due to the growth in mortgage and business lending. Australia and New Zealand average loans and acceptances accounted for 98.8% of the total average gross loans in 2006 which is consistent with 2005.

Other overseas average loans increased by $0.4 billion or 17.8% to $2.6 billion in 2006, from $2.2 billion in 2005.

As at 30 September	2006	2005
	$m	$m
Impaired assets
Non-accrual assets(1):
Gross	411	421
Impaired provisions	(167)	(189)
Net	244	232
Restructured loans:
Gross	22	68
Impaired provisions	(10)	(10)
Net	12	58
Overdrafts and revolving credit greater than 90 days:
Gross	88	72
Impaired provisions	(80)	(3)
Net	8	69
Net impaired assets	264	359
Provisions for impairment losses
Individually assessed provisions (2005 specific provision)	161	199
Collectively assessed provisions (2005 general provision)	1,039	1,530
Provisions for credit commitments	158	—
Provisions for impairment losses	1,358	1,729
Asset quality
Total impairment asset provisions to total impaired assets	49.3%	36.0%
Total impaired assets to total loans(2)	0.22%	0.27%
Total provisions to total loans(3)	0.63%	0.84%
Total provisions to total impaired assets	260.7%	308.2%
Collectively assessed provisions to non-housing performing loans(3)	1.1%	1.5%

(1)          Loans with individually assessed impairment provisions held against them, excluding restructured loans. The loans are classed as non-accrual for US GAAP purposes. Under A-IFRS interest income is recognised at the effective interest rate on the net balance.

(2)          Loans are stated before related provisions for impairment of loans.

(3)          Includes the APRA required capital deduction of $117 million (pre-tax) above A-IFRS provisioning levels at 30 September 2006 (2005 nil), which forms part of the APRA termed General Reserve for Credit Losses.

In 2006, we maintained a consistently high quality loan portfolio with 73% of our exposure to either investment grade or secured consumer mortgages (2005 74%) and 92% of our exposure is in our core markets of Australia, New Zealand and the near Pacific (2005 91%).

Potential problem loans as at 30 September 2006 amounted to $297 million, up from $186 million at 30 September 2005. The increase was predominantly driven by the downgrade of a large exposure in the Institutional Bank. Loans are considered to be potentially problematic where facilities are fully current as to interest and principal obligations and interest is being taken to profit on an accrual basis. The customer also demonstrates significant weakness in debt service or security coverage that jeopardises repayment of the debt within its current contractual terms. In the event these weaknesses are not rectified, possible loss of principal or interest could occur.

At 30 September 2006, total impaired assets as a percentage of total gross loans and acceptances were at an all time low 0.22%, down from 0.27% at 2005. Approximately $450 million or 86% of total impaired assets relate to Australian and New Zealand exposures, down marginally from $456 million or 81% of total impaired assets at 30 September 2005. Other overseas impaired exposures are $71 million at 30 September 2006, down from $105 million at 30 September 2005.

At 30 September 2006, we had two impaired counterparties with exposure greater than $50 million, collectively accounting for 24% of total impaired assets. This compares with two impaired counterparties with exposure larger than $50 million in 2005, collectively accounting for 31% of total impaired assets. There were a further 7 impaired exposures at 30 September 2006 that were less than $50 million and greater than $5 million (2005 10 impaired exposures).

At 30 September 2006, gross restructured loans were $22 million, a reduction of $46 million compared to 30 September 2005 ($68 million). The decrease in 2006 was the result of an upgrade of one large exposure.

Total impaired asset provisions to total impaired assets has increased to 49% ($257 million) compared to 36% ($202 million) at 30 September 2005. The increase in provisioning coverage from 2005 reflects the inclusion of facilities greater than 90 days past due not wellsecured in line with APRA’s prudential approach to the adoption of A-IFRS by ADIs. These facilities attract higher provisioning under A-IFRS. We are satisfied that our current impaired provisioning coverage is appropriate for the underlying risks.

Total provisions as at 30 September 2006 represent 261% of impaired assets, down from 308% at 30 September 2005. Total provisions to gross loans and acceptances also reduced, down from 0.84% at 30 September 2005 to 0.63% at 30 September 2006. The reduction for both ratios is driven by the change in provisioning methodology under A-IFRS with the result not strictly comparable. Refer to ‘Critical accounting estimates’ for further information.

Consumer mortgage loans 90 days past due at 30 September 2006 increased five basis points to 0.25% of outstandings (2005 0.20%). Other consumer loan delinquencies (including credit card and personal loan products) increased fourteen basis points in 2006 to 0.85% of outstandings (2005 0.71%).

Credit risk concentrations

We monitor our credit portfolio to avoid risk concentrations. At 30 September 2006, our exposure to consumers comprised 63% of our on-balance sheet loans and 51% of total credit commitments. Almost 83% of our exposure to consumers was supported by residential real estate mortgages.This category also includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are highly diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

Exposures to businesses, government and other financial institutions are classified into a number of industry clusters based on groupings of related Australian and New Zealand Standard Industrial Classification (ANZSIC) codes and monitored against industry exposure boundaries. The level of industry risk is measured and monitored on a dynamic basis. Exposures are actively managed from a portfolio perspective, with risk mitigation techniques used to regularly re-balance the portfolio. The table below shows the assessed credit quality of our current exposures relating to these customers. The risk grades shown are aligned to the Standard and Poor’s credit rating system. Based on these ratings, our exposure to business, government and other financial institution investment grade customers as at 30 September 2006 remains unchanged at 63% (2005 63%).

Assessed credit quality of exposures to businesses, governments and other financial institutions at 30 September	2006	2005
	%	%
AAA, AA	25	27
A	13	13
BBB	25	23
BB, B+	36	36
Lower than B+	1	1
Total	100	100

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

The following business results highlight the performance of our key areas of business and reconcile to our total result including the section Other. Other includes the results of Business and Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions. Where the management reporting structure has changed or where accounting reclassifications have been made, comparatives have been reclassified and therefore may differ from results previously reported.

Business and Consumer Banking

	2006	2005
	$m	$m
Net interest income	4,078	3,677
Non-interest income	1,143	1,170
Net operating income	5,221	4,847
Operating expenses	(2,534)	(2,467)
Profit before impairment losses on loans and income tax expense	2,687	2,380
Impairment losses on loans	(289)	(312)
Profit before income tax	2,398	2,068
Income tax expense	(716)	(616)
Net profit attributable to shareholders of Westpac Banking Corporation	1,682	1,452

	$bn	$bn
Deposits	92.8	84.3
Loans and acceptances	166.0	146.6
Total assets	168.6	149.5
Total operating expenses to operating income ratio	48.5%	50.9%

Net profit attributable to equity holders for Business and Consumer Banking (BCB) in 2006 was $1,682 million, an increase of $230 million or 16% compared to 2005. The main contributors to the 2006 result are discussed below.

Net interest income was $4,078 million in 2006, an increase of $401 million or 11% compared with 2005. The increase in net interest income in 2006 was a result of strong asset growth of 13%, partially offset by margin decline following continued competitive pressures in regards to pricing. Consumer lending increased 12% with mortgages increasing 12% and credit card outstandings rising by 21%. Business lending was up 14%.

Growth in net interest income was also assisted by impacts of AASB 132 and AASB 139, which were only applicable from 1 October 2005. These standards require certain fees, previously taken to account upfront, to be deferred on the balance sheet and amortised through net interest income over the life of the underlying product. This results in an increase in net interest income and a decrease in non-interest income.

The 2006 result was also impacted by a one off write-off to net interest income relating to the over-accrual of interest income in the credit card business. Part of the over-accrual related to prior periods.

Non-interest income for 2006 was $1,143 million, down $27 million or 2% on 2005. The main driver for the decrease was the impact of AASB 132 and AASB 139 as described above. These impacts resulted in non-interest income falling $182 million on 2005. Other non-interest income increased $155 million or 13% compared with 2005. This increase was led by strong volume growth across all key portfolios together with fee changes over 2006 and 2005 and changes to our product suite. Contributing to the increase in other non-interest income was $13 million received in 2006 on the partial sale of Westpac’s shareholding in MasterCard Inc.

Operating expenses (excluding impairment losses on loans) for 2006 were $2,534 million, an increase of $67 million or 3% compared with 2005. The increase in operating expenses was largely driven by a 4% salary increase awarded to staff covered by our collective workplace labour agreements on 1 October 2005. An increase in software amortisation expenses associated with prior period investments in Pinnacle and Reach and continued investment in front line capabilities, with customer facing staff increasing, including 440 business bankers hired during the year, primarily in the Business segment, also contributed to the increase in expenses.

Impairment losses expense for 2006 was $289 million, a decrease of $23 million or 7% compared with 2005. This decrease was partly driven by the impacts of AASB 132 and AASB 139, which were only applicable from 1 October 2005. The decrease in impairment losses due to the impact of these standards was partially offset by increased charges related to loan growth and an increase in write-offs following increased delinquency rates.

Income tax expense for 2006 was $716 million, an increase of $100 million or 16% over 2005. This equates to an effective tax rate of 30% in 2006 and 30% in 2005.

BT Financial Group Australia

	2006	2005
	$m	$m
Net interest income	67	31
Non-interest income	964	910
Net operating income	1,031	941
Operating expenses	(547)	(527)
Profit before impairment losses on loans and income tax expense	484	414
Impairment losses on loans	—	—
Profit before income tax	484	414
Income tax expense	(145)	(105)
Net profit attributable to shareholders of Westpac Banking Corporation	339	309

	$bn	$bn
Total assets	18.7	17.2
Funds under management	39.0	37.2
Funds under administration	40.4	34.5
Total operating expenses to operating income ratio	53.1%	56.0%

Net profit attributable to equity holders for BTFG in 2006 was $339 million, an increase of $30 million or 10% compared to 2005. The key factors which contributed to the 2006 result were continued improvement in investment management performance, a positive insurance environment, and solid growth in Funds under Administration (FUA), Margin Lending and General Insurance revenues. This was further supported by top quartile investment performance across most of our flagship funds and solid growth in planner numbers and productivity. The 2005 result was impacted by a $13 million profit on sale of our shareholding in JDV Ltd. The termination of the Life Company concessionary tax rates in July 2005 has resulted in an increase to the 2006 tax expense of $15 million compared to 2005.

Net interest income for 2006 was $67 million, an increase of $36 million or 116% compared with 2005. The increase was largely driven by increased margin lending volumes, up 48%. Full year margin lending sales of $1 billion were an increase of 71% on last year driven by sales force effectiveness and a continued buoyant market.

Non-interest income for 2006 was $964 million, an increase of $54 million or 6% compared with 2005. The main drivers of the 2006 results were:

•                  the success of our Wrap and Corporate Super businesses resulted in an increase in FUA of 17% to $40 billion. This drove an 11% rise in fee income;

•                  FUM increased by 5% to $39 billion, despite the redemption of a $1 billion Institutional domestic fixed income mandate. The result was also boosted by improved investment management performance, with a number of our funds ranked in the top quartile for one, two and three year performance (source: Intech, 30 September 2006); and

•                  an increase of 11% in General Life Insurance income on 2005 to $112 million attributable to the majority of products experiencing strong sales growth, with major improvements coming from Lenders Mortgage insurance (up 68%) and Credit Card insurance (up 65%).

Operating expenses (excluding impairment losses) for 2006 were $547 million, an increase of $20 million or 4% compared to 2005. The increase reflects additional investment which has been redirected towards a significant ramp up in our Advice network through the hiring of planners, investment representatives and other planner force staff.

Income tax expense for 2006 was $145 million, an increase of $40 million compared with 2005. This equates to an effective tax rate of 30% in 2006 and 25% in 2005. The increase in the effective tax rate is a result of the termination of the Life Company concessionary tax rates in July 2005.

Westpac Institutional Bank

	2006	2005
	$m	$m
Net interest income	474	431
Non-interest income	845	864
Net operating income	1,319	1,295
Operating expenses	(570)	(550)
Profit before impairment losses on loans and income tax expense	749	745
Impairment losses on loans	(39)	(37)
Profit before income tax	710	708
Income tax expense	(206)	(212)
Minority interests	—	(12)
Net profit attributable to shareholders of Westpac Banking Corporation	504	484

	$bn	$bn
Deposits	7.4	6.3
Loans and acceptances	32.1	24.1
Total assets	56.5	47.1
Total operating expenses to operating income ratio	43.2%	42.5%

Net profit attributable to equity holders for the Institutional Bank in 2006 was $504 million, an increase of $20 million or 4% compared to 2005. The Financial Markets and Transactional Banking businesses were the main contributors to the 2006 result. The result for the Specialised Capital Group was significant, with revenue maintained in the face of intense market competition and lower levels of suitably valued assets.

Net interest income was $474 million in 2006, an increase of $43 million or 10% compared with 2005. The impacts of AASB 132 and AASB 139, which were only applicable from 1 October 2005, contributed to the growth in net interest income. These standards require certain fees, previously taken to account upfront, to be deferred on the balance sheet and amortised through net interest income over the life of the underlying product. This results in an increase in net interest income and a decrease in non-interest income. The increase in net interest income was also due to strong asset growth over the year, and an increased contribution from Financial Markets, offset by the run-off of certain Structured Finance transactions, with the revenue contribution from this division decreasing by $69 million in 2006.

Non-interest income for 2006 was $845 million, a decrease of $19 million or 2% compared with 2005. The main driver for the decrease was the impact of AASB 132 and AASB 139 as detailed above, contributing $58 million to the decline in non-interest income. Other non-interest income increased by $39 million compared to 2005, due to the strong performance in Transactional Banking and Financial Markets. The Transactional Banking business delivered revenue growth of $14 million or 9% over the prior year. Similarly, Financial Markets delivered a strong overall result, driven by a significant lift in trading revenue in the first half. Foreign exchange (FX) earnings were up $54 million or 25% over the prior year, due to increased market volatility driving additional customer demand for FX products. These strong FX results were partially offset by lower earnings in our interest rate businesses. This was due to reduced hedging activities in the face of relatively stable monetary conditions and a changed accounting regime.

Operating expenses (excluding impairment losses) for 2006 were $570 million, an increase of $20 million or 4% compared with 2005. This was due to revenue related costs in the Specialised Capital Group and Financial Markets businesses, resulting from new growth initiatives and additional performance-based personnel costs.

Impairment losses for 2006 were $39 million, which is a $2 million increase compared with 2005. The total charge for impairment losses remains well under historic averages, which reflects a continuing benign credit environment boosted by the impact of write-backs on accounts previously provisioned.

New Zealand Banking

	2006	2005
	$m	$m
Net interest income	863	785
Non-interest income	388	412
Net operating income	1,251	1,197
Operating expenses	(600)	(574)
Profit before impairment losses on loans and income tax expense	651	623
Impairment losses on loans	(29)	(33)
Profit before income tax	622	590
Income tax expense	(196)	(181)
Minority interests	(3)	(4)
Net profit attributable to shareholders of Westpac Banking Corporation	423	405

	$bn	$bn
Deposits	19.0	18.1
Loans and acceptances	32.0	29.3
Total assets	33.8	30.9
Funds under management	1.7	1.7
Total operating expenses to operating income ratio	48.0%	48.0%

Net profit attributable to equity holders for New Zealand Banking in 2006 was $423 million, an increase of $18 million or 4% compared to 2005. The 2006 result was impacted by the non-recurring write-off relating to an over accrual of interest income in the New Zealand credit cards business. The majority of the $8 million charge, taken up in the second half, relates to prior periods. Exchange rate movements had a $17 million positive impact on earnings.

Net interest income for 2006 was $863 million, an increase of $78 million or 10% compared with 2005. Strong volume growth was offset by a 25 basis point decline in business unit margins. The decline reflects the continued migration to lower spread products in both lending (fixed ratemortgages) and deposits (Online saver account). This decline slowed in the second half of the year as product switching within the housing portfolio stabilised. Exchange rate movements had a $36 million positive impact on net interest income.

Growth in net interest income was also assisted by impacts of AASB 132 and AASB 139, which were only applicable from 1 October 2005. These standards require certain fees, previously booked as income upfront, to be deferred on the balance sheet and amortised through net interest income over the life of the underlying product. This results in an increase in net interest income and a decrease in non-interest income.

Non-interest income for 2006 was $388 million, a decrease of $24 million or 6% compared with 2005. The main driver for the decrease was the impact of AASB 132 and AASB 139 as described above. In the first half of 2006, the non-interest income result was also impacted by a shift towards lower fee products, as customers changed their banking arrangements in response to pricing changes introduced in 2004. This structural shift has stabilised in the second half of 2006. Exchange rate movements had a $15 million positive impact on non-interest income.

Operating expenses (excluding impairment losses) for 2006 were $600 million, an increase of $26 million or 5% compared to 2005. Salary increases and an increase in the number of customer-facing employees were offset by reductions in discretionary spend and lower outsourcing costs. In 2006 we increased our branch footprint in key Auckland locations. Exchange rate movements had a $24 million negative impact on operating expenses.

Impairment losses for 2006 were $29 million, a decrease of $4 million or 12% compared to 2005. Credit quality remains strong and is reflective of a benign credit environment in New Zealand. Provisioning and impaired asset ratios have improved and delinquency ratios across all major product groups have strengthened.

Income tax expense for 2006 was $196 million, an increase of $15 million or 8% compared with 2005. This equates to an effective tax rate of 32% in 2006 and 31% in 2005.

Other

	2006	2005
	$m	$m
Net interest income	160	335
Non-interest income	235	98
Net operating income	395	433
Operating expenses	(44)	(41)
Profit before impairment losses on loans and income tax expense	351	392
Impairment losses on loans	(18)	—
Profit before income tax	333	392
Income tax expense	(159)	(109)
Minority interests	(51)	(235)
Net profit attributable to shareholders of Westpac Banking Corporation	123	48

The Other segment comprises Group Treasury, Pacific Banking, and Head Office. Treasury’s operations are primarily focused on the management of the Group’s interest rate risk and funding requirements. Pacific Banking operations comprise our presence in the near Pacific including Papua New Guinea and Fiji.

In 2006 net profit attributable to equity holders in the Other segment increased by $75 million or 156% to $123 million. This was largely a result of the sale of the Group’s sub-custody business to HSBC, which generated a net profit after tax of $72 million.

Net operating income decreased $38 million or 9% to $395 million. This decrease includes the impact of various consolidation entries that have no impact on net profit attributable to equity holders. These entries include the consolidation of certain managed investment schemes where Westpac controls the schemes (down $94 million to zero in 2006), policyholder tax recoveries from our Life Insurance business (down $27 million to $61 million), and the reversal of tax gross ups from certain financing transactions from our Institutional bank ($111 million reversal in 2006, $214 million reversal in 2005). This was partially offset by higher income from Pacific Banking (up $26 million or 17%). Pacific Banking income was the result of continued balance sheet growth. 2006 also included $94 million from the sale of Westpac’s sub-custody business to HSBC. These were partially offset by lower net interest income from interest paid on certain hybrid equity instruments due to the impact of transitional A-IFRS standards (primarily AASB 132 and 139). In 2005 distributions on the TPS 2004 and FIRsTS instruments were classified as minority interests, while in 2006 they were classified as a deduction to interest income.

Operating expenses increased $3 million or 7% to $44 million. The impact of movements in the NZ$ exchange rate benefited operating expenses, which were offset by an increase in expenses incurred centrally, which were not recharged to business units.

Impairment losses were $18 million in 2006, up $18 million, as a result of higher charges in Pacific Banking following the above mentioned balance sheet growth and increased charges for certain provisions taken at a Group level. There were no impairment losses in 2005.

The tax expense increased $50 million or 46% to $159 million due primarily to the write down in Westpac’s deferred tax asset in the United Kingdom of $41 million.

Minority interests decreased $184 million or 78% to $51 million as 2005 included consolidation of certain managed investment schemes as well as distributions for the TPS 2004 and FIRsTS hybrid equity instruments. As mentioned above, the distributions on TPS 2004 and FIRsTS were classified as a deduction to interest income in 2006.

Liquidity and funding

Liquidity

Liquidity risk is the potential inability to meet our payment obligations, which could potentially arise as a result of mismatched cash flows generated by our business. This risk is managed through our Board Risk Management Committee (BRMC) approved liquidity framework. Responsibility for liquidity management is delegated to Group Treasury, under oversight of the Market Risk Committee (MARCO). Group Treasury manage liquidity on a daily basis and submit monthly reports to the MARCO and quarterly reports to the BRMC. Monthly reports are provided to the Australian Prudential Regulation Authority. Group Treasury is also responsible for monitoring our funding base and ensuring that it is prudently maintained and adequately diversified.

Our liquidity risk management framework models our ability to fund under both normal conditions and during a crisis situation (with models run globally and for specific geographical regions – Australia, New Zealand and offshore). This approach is designed to ensure that our funding framework is sufficiently flexible to ensure liquidity under a wide range of market conditions. The global liquidity management framework is reviewed annually to ensure it is appropriate to our current and planned activities. The annual review encompasses the funding scenarios modelled, the modelling approach, wholesale funding capacity, limit determination and minimum holdings of liquid assets. The liquidity framework is reviewed by the MARCO and the Group Risk Reward Committee (GRRC) prior to approval by the BRMC.

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

We maintain a crisis management action plan that details the broad actions to be taken in the event of a funding crisis. This document is reviewed annually and defines a committee of senior executives to manage a crisis and allocates responsibility to individuals for key tasks. A media relations strategy, contingent funding plan and detailed contact lists are also incorporated into this document.

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

Deposits and due to other financial institutions

As at 30 September 2006, deposits amounted to $167.7 billion (2005 $149.3 billion) and represented 59.2% (2005 59.9%) of our total liabilities.  These borrowings continue to provide a majority of our funding and represent a well-diversified and stable source of funds.

As at 30 September 2006, due to other financial institutions accounted for $12.0 billion (2005 $10.7 billion) and represented 4.3% (2005 4.3%) of total liabilities.  Due to other financial institutions are taken from a wide range of counterparties.  For further information refer to Note 19 to the financial statements.

Debt issues

As at 30 September 2006, debt issues amounted to $61.4 billion (2005 $48.8 billion) and represented 21.7% (2005 19.6%) of our total liabilities.

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

As at 30 September 2006 Westpac’s credit ratings were:

	Short Term	Long Term
Standard & Poor’s	A-1+	AA-
Moody’s Investors Services	P-1	Aa3
Fitch Ratings	F1+	AA-

A credit rating is not a recommendation to buy, sell or hold our securities. Such ratings are subject to revision or withdrawal at any time by the assigning rating agency. Investors are cautioned to evaluate each rating independently of any other rating.

The following table details the current debt programmes along with programme size and current outstandings as at 30 September 2006:

Westpac debt programmes and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programmes and issuing shelves as at 30 September 2006:

Program/Issuing Shelf	Outstanding	Program/Issuing Shelf Type
Australia
No limit	AUD 116 million	Debt Issuance Programme
No limit	AUD 6,175 million	Debt Issuance Programme(1)
Euro Market
USD 2.5 billion	USD 462 million	Euro Transferable Certificate of Deposit Programme
USD 15 billion	USD 8,125 million	Euro Commercial Paper Programme(2)
USD 25 billion	USD 13,433 million(3)	Programme for the Issuance of Debt Instruments
Japan
JPY 100 billion	Nil	Samurai shelf
JPY 300 billion	JPY 22 billion	Uridashi shelf(4)
United States
USD 20 billion	USD 13,029 million	Commercial Paper Program(5)
USD 7.5 billion	USD 3,052 million	Commercial Paper Program(6)
USD 5 billion	USD 3,575 million	Medium Term Deposit Notes
USD 1 billion(7)	USD 350 million(8)	Securities Exchange Commission registered shelf
New Zealand
NZD 750 million	Nil	Medium Term Note Programme
NZD 750 million	NZD 175 million	Medium Term Note Programme(9)

(1)

Debt Issuance Programme for the issue of TCDs and MTNs established 18 July 2002. Other outstanding issues remain constituted by the Deeds Poll of the Debt Issuance Programme and Debt Issuance Program Subordinated Medium Term Notes Programme under which the TCDs/MTNs were issued.

(2)

WestpacTrust Securities NZ Limited was also an issuer under this programme. From 1 November 2006, Westpac Securities NZ Limited, a subsidiary of Westpac New Zealand Limited, will be a new issuer under this programme.

(3)	Outstandings are recorded at historical exchange rates (per programme documentation).

(4)

Record of the secondary distributions under the Shelf Registration Statement as amended (outstanding amounts are also reflected under the USD$25 billion Programme for the Issuance of Debt Instruments). JPY 119 billion of the issuing shelf limit remains available.

(5)	Westpac Banking Corporation is the sole issuer under this Section 4(2) United States commercial paper program.

(6)

WestpacTrust Securities NZ Limited was the sole issuer under this Section 4(2) United States commercial paper program, guaranteed by Westpac Banking Corporation. From 1 November 2006, Westpac Securities NZ Limited, a subsidiary of Westpac New Zealand Limited, will be the issuer under a new Section 4(2) United States commercial paper program guaranteed by Westpac New Zealand Limited.

(7)	USD227 million of the issuing shelf limit remains available.

(8)	Outstanding issuance is a tier 2 instrument.

(9)	Westpac Trust Securities NZ Limited was the sole issuer under this programme.

An analysis of our borrowings and outstandings from existing debt programs and issuing shelves including the maturity profile, currency and interest rate structure can be found in Note 25 to the financial statements.

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

Under A-IFRS, an SPV is consolidated in the financial statements if it is controlled by the parent entity in line with AASB 127 Consolidated Accounts and UIG Interpretation 112 Consolidation – Special Purpose Entities. The definition of control is based on the substance rather than form. Refer to Note 1 to the financial statements for information about how we apply the rules on consolidation of SPVs.

In the ordinary course of business, we have established or sponsored the establishment of SPVs in various areas, detailed below. Capital is held, as appropriate, against all SPV-related transactions and exposures.

Asset securitisation

Through our loan securitisation programmes we package an equitable interest in loans (principally housing mortgage loans) as securities which are sold to investors. We provide arm’s length interest rate swaps and liquidity facilities to the programmes in accordance with APRA Prudential Guidelines. We have no obligation to repurchase any securitisation securities, other than in certain circumstances (excluding loan impairment) where there is a breach of representation or warranty within 120 days of the initial sale. We may remove interests in loans where they cease to conform with the terms and conditions of the securitisation programmes or through the programmes’ clean-up features to a maximum of 10% of the programmes’ initial value.

As at 30 September 2006, a total of $17.4 billion of assets have been securitised through a combination of private placements and public issues to Australian, New Zealand, European and United States investors. After allowing for the amortisation of the initial loans securitised, outstanding securitised loans were $4.1 billion as at 30 September 2006.

For further information on our securitisation programmes refer to Note 1 and Note 12 to the financial statements.

Customer funding conduits

We arrange financing for certain customer transactions through a commercial paper conduit that provides customers with access to the commercial paper market. As at 30 September 2006, we administered one significant conduit (2005 one), that was created prior to 1 February 2003, with commercial paper outstanding of $5.2 billion (2005 $4.7 billion). We provide a letter of credit facility as credit support to the commercial paper issued by the conduit. This facility is a variable interest in the conduit that we administer and represents a maximum exposure to loss of $536 million as at 30 September 2006 (2005 $501 million). The conduit is consolidated by the Group.

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

Off-balance sheet arrangements

Wealth management activity

Refer to Note 41 to the financial statements for details of our wealth management activities.

Other off-balance sheet arrangements

Refer to Note 39 to the financial statements for details of our superannuation plans.

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments.  The following table shows our significant contractual cash obligations as at 30 September 2006:

	Less Than	Between 1	Between 3	Over
	1 Year	and 3 Years	and 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
On balance sheet long term debt(1)	6,479	8,761	6,516	2,226	23,982
Operating leases(2)	251	407	262	590	1,510
Other commitments(2)	317	466	380	111	1,274
Total contractual cash obligations	7,047	9,634	7,158	2,927	26,766

(1)   Refer to Note 25 to the financial statements for details of long term debt issues.

(2)   Refer to Note 38 to the financial statements for details of expenditure commitments.

The above table excludes deposits and other liabilities taken in the normal course of banking business and short term and undated liabilities.

Commercial commitments(1)

The following table shows our significant commercial commitments as at 30 September 2006:

	Less Than	Between 1	Between 3	Over
	1 Year	and 3 Years	and 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
Standby letters of credit and financial guarantees	1,370	627	227	375	2,599
Trade letters of credit	16	336	—	165	517
Non-financial guarantees	304	1,697	87	1,057	3,145
Undrawn loan commitments	—	5,305	2,123	3,420	10,848
Other commitments(2)	54	33	10	354	451
Total commercial commitments	1,744	7,998	2,447	5,371	17,560

(1)   The numbers in this table are credit equivalents (refer to Note 40 to the financial statements) which are determined in accordance with APRA risk weighted capital adequacy guidelines.

(2)   Other commitments include certain drawdown commitments.

Capital resources

Capital management

We pursue an active capital management strategy focused on increasing shareholder value by integrating capital allocation, performance measurement and incentive compensation. This framework is embedded in our business activities and investment decisions. Our capital management strategy seeks to find the right balance between the interests of shareholders, regulators and rating agencies. For Westpac, a target capital structure consistent with a ‘double A’ senior debt rating has been chosen as striking the right balance between these interests and providing a basis for managing our capital structure including dividend policy. Details of the various capital instruments issued are included in Notes 25 and 26 to the financial statements.

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

We have reviewed our target capital ranges in the light of the introduction of A-IFRS, and the adoption by APRA of revised prudential standards. APRA’s revised prudential standards have increased the deductions applied to tier 1 capital but they have also granted transitional relief for A-IFRS related deductions which will apply until 1 January 2008. This transitional relief has been based on the value of deductions applying as at 1 July 2006. As the transitional relief results in no immediate change to tier 1 capital, we have retained our existing tier 1 target capital ratio range of6.00% to 6.75% during the transition period.

The calculation of our Adjusted Common Equity (ACE) ratio has also been updated to incorporate APRA’s new tier 1 capital deduction and the requirement to deduct capitalised expenses that was introduced in 2004. The net impact of these changes reduces our ACE capital calculation by around $1 billion which is equivalent to a deduction in ACE ratio of around 50 basis points. The changes do not however change the economic substance of our business or risk profile. Accordingly, we have elected to adjust our target ACE range to neutralise the impact of the deductions. Furthermore, given the potential additional volatility created by the introduction of A-IFRS, we have also widened the target ACE range by 25 basis points to accommodate this volatility. For a discussion of the impact of the adoption of A-IFRS on our financial position and results of operations, refer to Note 48 to the financial statements.

Our revised target ratios resulting from these changes are summarised in the table below.

Capital measure	Target ratio
Adjusted common equity as a percentage of Risk weighted assets (ACE/RWA)	4.00-4.75%
Group tier 1 ratio (Level 2 tier 1)	6.00-6.75%
Stand alone tier 1 ratio (Level 1 tier 1)	5.50% minimum

As at 30 September 2006, the Level 1 and Level 2 tier 1 ratios were 6.3% and 6.9% respectively and the ACE/RWA was 4.6%. Based on the mid point of our target Adjusted Common Equity range Westpac had $340 million of surplus capital at 30 September 2006. For further details on capital adequacy refer to Note 28 to the financial statements.

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

Adjusted common equity reconciliation

(in $millions unless otherwise indicated)	2006	2005
Total tier 1 capital	13,318	12,228
Less: hybrid capital (net of excess of 25% of tier 1 capital)	(3,217)	(2,472)
Less: other deductions in relation to non-consolidated subsidiaries	(680)	(859)
Add: capitalised expenditure	—	312
Less: APRA transition relief	(664)	—
Adjusted common equity	8,757	9,209
Risk weighted assets	192,391	170,369
Adjusted common equity to risk weighted assets	4.6%	5.4%

APRA has advised that the final implementation of the Level 3 capital adequacy requirement, originally intended to apply from 1 July 2003, has been delayed to coincide with the final adoption of Basel II in 2008. This decision reflects the significant overlap between Basel II and the economic capital methodologies that have been proposed as the basis of the Level 3 assessment. Level 3 is a measure proposed for groups deemed by APRA to have ‘substantial’ non-banking business, which seeks to assess the capital requirements of the full conglomerate group (including both banking and non-banking activities) in an integrated fashion.

Purchases of equity securities

				Maximum Number
				(or Approximate
			Total Number of Shares	$ Value) of Shares That
			Purchased as Part of a	May Yet Be Purchased
	Total Number of Shares Purchased	Average Price Paid per Share $	Publicly Announced Program(1)	Under the Plans or Programs
Month
October (2005)	6,525	21.42	—	n/a
November (2005)	—	—	—	n/a
December (2005)	53,061,892	19.17	52,273,870	n/a
January (2006)	7,136	22.48	—	n/a
February (2006)	99,127	23.40	—	n/a
March (2006)	142,182	23.70	—	n/a
April (2006)	278,419	21.34	—	n/a
May (2006)	761,790	23.70	—	n/a
June (2006)	467,137	23.05	—	n/a
July (2006)	—	—	—	n/a
August (2006)	—	—	—	n/a
September (2006)	203,109	22.91	—	n/a
Total	55,027,317	19.31	52,273,870	—

(1)   On 2 November 2005 we announced an off-market buy-back of ordinary shares with a target size of approximately $700 million. We completed the off-market buy-back on 19 December 2005 and due to strong demand we increased the buy-back to the $1,000 million limit approved by our Board of Directors. We bought back 2.8% of our ordinary shares on issue, at the buy-back price of $19.13 per ordinary share.

Other purchases of ordinary shares during the year were made on market and relate to the following:

•                  to deliver to employees upon exercise of options and performance share rights 1,496,578 ordinary shares;

•                  under our Deferral Share Plan, which enables employees to elect to receive part their annual bonus in ordinary shares and Non-executive Directors to elect to receive a percentage of their fees in ordinary shares 526,651 ordinary shares; and

•                  treasury shares purchased by statutory life funds and managed investment schemes or by Westpac in respect of equity derivatives sold to customers 730,218 ordinary shares.

Refer to the description of the Deferral Share Plan in Note 27 and the discussion regarding share purchases and treasury shares in Note 26 to the financial statements.

Basel capital accord

The regulatory limits applied to our capital ratios are consistent with the Bank of International Settlements capital accord, which was first released in 1988. In June 2004 the Basel Committee on Banking Supervision released the ‘International Convergence of Capital Management and CapitalStandards: A Revised Framework’ also known as Basel II. This framework reflects the advances in risk management practices since the introduction of the 1988 Basel Accord, improving the sensitivity of capital calculation through a broader array of risk classes and enhanced measurement processes.

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

We believe that using the advanced approaches for risk monitoring and measurement is in the interests of all our stakeholders. Effective risk management is regarded as a key activity performed at all levels of the Group. A broad array of changes to risk management practices have been implemented across all risk classes. We recognised at the time of submission that there is still work required to embed these principles and practices into day-to-day activities of business units and to achieve the full benefits of these changes. We continue with this work in addition to addressing issues identified by APRA as they arise.

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

Following accreditation, any reduction in the level of regulatory capital required is subject to transitional arrangements in the first two years of operation. At present the extent of any reduction in regulatory capital is unclear.

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

The BRMC has been delegated responsibility for approving and maintaining an effective risk management framework. For further information regarding the role and responsibilities of the BRMC and other Board committees in managing risk, refer to the ‘Corporate governance’ section.

The CEO and executive management team are responsible for implementing the risk management frameworks approved by the BRMC and developing policies, controls, processes and procedures for identifying and managing risk arising from our activities.

Our Group Risk function plays a key role in our risk management framework. It is independent from the business units and reports to the Chief Risk Officer (CRO) and is accountable for the effectiveness of our risk processes. Our risk function is also responsible for coordinating our response to key regulatory developments and issues affecting risk management.

Independent risk management units operate within each business unit, reporting to the group executive for that unit and the CRO. The business unit head of risk has oversight of identifying and quantifying the particular risks arising from their business and for implementing appropriate policies, procedures and controls to manage those risks. They also ensure alignment with the Group Risk function.

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

Categories of risk

The key risks we are subject to are specific banking risks and risks arising from the general business environment.  Our risk management framework encompasses credit, market, liquidity, equity, operational and compliance risk.

Credit risk

Refer to Note 31 to the financial statements for details of our credit risk management policies.

Provisions for impairment losses on loans

For information on provisions for impairment losses on loans refer to ‘Critical accounting estimates’ in Note 1 to the financial statements.

Foreign exchange and derivative credit risk management

Refer to Note 31 to the financial statements for details of our foreign exchange and derivative credit risk management.

Counterparty credit quality

The table below shows the credit quality of our credit exposure associated with foreign exchange and derivative activities. The risk grades shown below are based on Standard & Poor’s credit rating system. Based on these ratings, our exposure to investment grade counterparties is 98% as at 30 September 2006 (2005 97%).

Total assessed credit risk as at 30 September	2006	2005
	%	%
AAA, AA	56	50
A	29	34
BBB	13	13
BB and below	2	3
Total	100	100

Counterparty credit risk by industry sector and country of ultimate risk

The table below shows our current credit risk exposure (not including potential future credit risk) by industry sector and by country of ultimate risk.

			Non-bank
			Financial
Current credit risk exposure (net) as at 30 September 2006(1)	Government	Banks	Institutions	Others	Total
	$bn	$bn	$bn	$bn	$bn
Australia	0.2	0.3	0.5	0.7	1.7
New Zealand	—	—	—	0.2	0.2
Europe	—	1.5	0.1	—	1.6
United States of America	—	0.6	0.5	0.1	1.2
Japan	—	—	—	—	—
Other	—	0.3	—	0.3	0.6
Total	0.2	2.7	1.1	1.3	5.3

(1)          Netting has been applied to counterparties with appropriate netting agreements in legally enforceable jurisdictions.

Credit risk maturity profile and settlement risk

The table below shows the maturity profile of our foreign exchange and derivative credit risk exposure in gross replacement cost terms (i.e. not including potential future credit risk). The gross replacement cost overstates our credit risk exposure at 30 September 2006 as it ignores the netting benefit of $5 billion.

		Between 3
Gross replacement cost as	Less Than	Months	Between 1	Between 2
at 30 September 2006	3 Months	and 1 Year	and 2 Years	and 5 Years	Over 5 Years	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Interest rate
Swaps	0.5	0.6	0.3	0.9	0.4	2.7
Options	—	—	—	—	—	—
Forwards and futures	0.1	—	—	—	—	0.1
Foreign exchange
Forwards	0.5	0.6	0.3	0.9	0.4	2.7
Swaps	0.8	0.9	0.4	1.3	0.8	4.2
Purchased options	0.1	0.1	—	0.1	0.1	0.4
Commodities	—	—	0.1	0.1	—	0.2
Equities and credit	—	—	—	—	—	—
Total derivatives	2.0	2.2	1.1	3.3	1.7	10.3

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

Our cross-border outstandings to countries that individually represented in excess of 0.75% of Group total assets as at 30 September in each of the past two years, were as follows:

		Banks and	Other
	Governments	Other	(Primarily		Percentage
	and Official	Financial	Commercial		of Total
(in $millions unless otherwise indicated)	Institutions	Institutions	and Industrial)	Total	Assets
2006
United States	—	2,988	1,349	4,337	1.4%
Australia	—	659	2,776	3,435	1.1%
2005
United States	—	2,632	1,003	3,635	1.4%
Australia	11	1,297	1,649	2,957	1.1%
United Kingdom	—	1,869	526	2,395	0.9%

Impaired assets among the cross-border outstandings were $35 million as at 30 September 2006 (2005 $76 million).

Market risk

Market risk is the potential for losses arising from adverse movements in the level and volatility of market factors such as foreign exchange rates, interest rates, commodity prices and equity prices.

The management of market risk arising from the Financial Markets trading books (the subject of the notes below) is segregated from the market risks arising from banking activities.

Trading activities

Financial Market trading activities are controlled by a Board-approved market risk framework that incorporates Board-approved Value at Risk (VaR) limits. VaR is the primary mechanism for measuring and controlling market risk. Market risk is managed using VaR and structural risk limits (including volume limits and basis point value limits) in conjunction with scenario analysis and stress testing. Market risk limits are allocated to business management based on business strategies and experience, in addition to market liquidity and concentration risks. A separate independent Market Risk Management unit is responsible for the daily measurement and monitoring of market risk exposures.

VaR is an estimate of the worst case loss in value of trading positions, to a 99% confidence level, assuming positions were held unchanged for one day. We use a historical simulation method to calculate VaR taking into account all material market variables. Actual outcomes are monitored and the model is back-tested daily.

The following table provides a summary of VaR, by risk type, for the half years ended 30 September 2006, 31 March 2006 and 30 September 2005.

Daily value at risk

	30 September 2006			31 March 2006			30 September 2005
Six months ended	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	5.8	1.8	3.2	6.3	1.1	3.5	9.4	1.6	4.0
Foreign exchange risk	3.2	0.1	1.3	3.1	0.3	1.7	2.8	0.3	1.3
Volatility risk	1.5	0.4	0.8	1.2	0.3	0.5	0.8	0.3	0.5
Other market risks(1)	3.3	1.8	2.3	3.3	2.4	3.1	5.8	3.1	4.4
Diversification effect	n/a	n/a	(1.7)	n/a	n/a	(2.0)	n/a	n/a	(2.5)
Net market risk	8.3	4.2	5.9	11.0	4.4	6.9	11.9	4.5	7.7

(1)          Commodity, Equity, Primary markets underwriting, Prepayment and Issuer Specific Risk.

The chart below shows the aggregated daily value at risk arising in the trading books for the 12 months ended 30 September 2006.

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

Distribution of daily trading income

The distribution of daily trading income for the year ended 30 September 2006 is shown in the following chart:

Energy and other commodity trading

Commodity and energy trading activity is part of our financial markets business. All trades are marked-to-market daily, using independently sourced or reviewed rates. Rates are compared to both AFMA published prices and brokers quotes. These rates are reviewed on a monthly basis by the Westpac Institutional Bank Revaluation Committee and on a random basis intra-month. These businesses are managed within market risk structural and VaR limits. Credit risk is controlled by PSR limits by counterparty.

Trading activities are limited to the major Australian nodes in electricity swaps, options, swaptions, futures and Settlement Residue Auctions (SRAs). The SRAs are valued using an internally developed model that has been reviewed and approved by the Market Risk Management unit.

The total fair value of our energy trading contracts outstanding as at 30 September 2006 was a liability of $29.1 million, a decrease of $40 million during the year.

83% of the outstanding fair value of contracts mature in less than one year and the remaining 17% have a maturity profile of between one and five years.

Non-trading risk

Management of structural interest rate risk

Refer to Note 31 to the financial statements.

Structural foreign exchange risk

Refer to Note 31 to the financial statements.

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

Issues relating to conflicts of interest are managed via separation of duties and the establishment of ‘Chinese Walls’. All underwriting and warehousing decisions are made under the authorities approved by our Board and administered by the CRO.

Operational risk

Operational risk arises from inadequate or failed internal processes, people and systems or from external events. Operational risk has the potential to negatively impact our financial performance, or our reputation in the community or to cause other damage to our business as a result of the way we pursue business objectives.

Each business area is responsible for the identification, measurement, monitoring and mitigation of operational risk. The existence of a defined operational risk framework supports the management of operational risk. On a periodic basis, management of each of our business areas formally report on the effectiveness of their management of operational risk (key matters are reported on a quarterly basis). This process is supported by active input from key corporate centre functions such as legal, finance, human resources, risk management, operational risk and compliance and internal audit. The results of this process are reported quarterly to our Operational Risk and Compliance Management Committee and Board Risk Management Committee and annually by way of certification to the Australian Prudential Regulation Authority.

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

The key components of the compliance framework are: the governance environment (including oversight, culture and accountabilities); identification of risks and controls (through monitoring and communicating regulatory and business developments, and documenting requirements in compliance plans); internal monitoring and reporting activities (such as breach escalation, management and remediationprocesses); and compliance controls (policies, procedures, training and documentation).

Primary responsibility for the implementation of compliance requirements resides with line management, who are required to demonstrate that they have effective processes in place. Further, each staff member owns compliance within their sphere of influence and activity.

Within each major business area there is a dedicated compliance function designed to guide compliance within that business. Group management oversight is provided by the Group Operational Risk and Compliance Committee, which establishes the compliance framework and policies, and oversees compliance effectiveness across the group. There is also a group compliance function, lead by the Chief Operational Risk and Compliance Officer, providing independent oversight of compliance through accountability to the relevant Board Committee.

Our regulatory compliance responsibilities have increased significantly over the last three years, and we anticipate that this will continue for the year ahead. Some of the more significant compliance requirements have arisen from the implementation of Financial Service Reform, the revised Code of Banking Practice, Sarbanes-Oxley Act, Basel II, CLERP 9, Australian Stock Exchange Corporate Governance, the New York Stock Exchange Rules, changes to financial reporting under A-IFRS and the anticipated changes to Australian anti-money laundering laws. These requirements are being implemented progressively to ensure compliance is achieved by the date required.

US Sarbanes-Oxley Act

The US Congress passed the Public Company Accounting Reform and Investor Protection Act in July 2002, which is commonly known as the Sarbanes Oxley Act 2002 (SOX). SOX is a wide ranging piece of US legislation concerned largely with financial reporting and corporate governance. We are obligated to comply with SOX by virtue of being a foreign registrant with the SEC and we have established procedures designed to ensure compliance with all applicable requirements of SOX.

Disclosure controls and procedures

Our CEO and CFO, with the participation of our management, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934) as of 30 September 2006.

Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of 30 September 2006 .

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the US Securities Exchange Act of 1934) for the year ended 30 September 2006 that has been identified that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Internal control over financial reporting

Rule 13a-15(a) under the US Securities Exchange Act of 1934 requires us to maintain an effective system of internal control over financial reporting. We and our external auditors, are required to report annually on its effectiveness for the first time at 30 September 2006. Please refer to the sections headed ‘Management’s report on internal control over financial reporting’ and ‘Report of independent registered public accounting firm’ for those reports.

Corporate governance

1.              Our approach to corporate governance

a)             Framework and approach to corporate governance

Our approach to corporate governance is based on a set of values and behaviours that underpin everyday activities, ensure transparency and fair dealing, and protect stakeholder interests.

This approach includes a commitment to best practice governance standards, which our Board sees as fundamental to the sustainability of our business and performance.

In pursuing this commitment, the Board monitors local and global developments in best practice corporate governance and their implications for us.

In Australia, we have taken into account the ‘Principles of Good Corporate Governance and Best Practice Recommendations’ published in March 2003 by the Australian Stock Exchange Limited’s Corporate Governance Council (ASXCGC), and the Corporations Act.

In the international arena, we have responded to a range of relevant corporate governance principles.

Our corporate governance statement and practices are available in the corporate governance section on our website at ‘www.westpac.com.au/corporateresponsibility’.

b)             Compliance with the ASXCGC’s Best Practice Recommendations

The ASX listing rules require listed entities such as us, to include a statement in their annual report disclosing the extent to which they have followed the 28 ASXCGC Best Practice Recommendations during the reporting period, identifying any recommendations that have not been followed and providing reasons for that variance.

We believe that our governance practices comply with the ASXCGC’s Best Practice Recommendations, subject to the qualification below relating to ASXCGC Best Practice Recommendation 9.4. A checklist summarising our compliance is on our website.

Recommendation 9.4 advocates that entities seek shareholder approval of equity-based reward schemes for executives. In 2006 we are seeking shareholder approval for two new equity-based reward schemes, the Westpac Reward Plan and the Restricted Share Plan. Detailed descriptions ofboth plans are provided in the 2006 Remuneration Report.

We comply with recommendation 9.4 for some of our current long-term incentive plans. Both of the Chief Executive Officer’s current agreements, the Chief Executive Share Option Agreement 2001 and the Chief Executive Securities Agreement 2003, have shareholder approval.

Our current equity-based reward plans were introduced in 2002, prior to the release of the ASXCGC’s Best Practice Recommendations. As the plans did not require shareholder approval under the Corporations Act and ASX listing rules, they were not put to shareholders for approval. The 2002 equity-based reward plans were however extensively disclosed to shareholders in the 2002, 2003, 2004 and 2005 Annual Reports and are set out in detail in Note 27 to the financial statements.

2.              Date of this statement

This statement reflects our corporate governance framework, policies and procedures as at 2 November 2006.

3.              The Board of Directors

a)             Membership and expertise of the Board

The Board has a broad range of relevant financial and other skills, experience and expertise to meet its objectives. The current Board composition, with details of each Director’s background, is set out below. The Board considers that between them, the Non-executive Directors bring the range of skills, knowledge and experience necessary to govern us. All Directors have extensive experience of the social and environmental context in which the business operates.

The Board’s approach to selection, performance evaluation and tenure of Directors is described in sections (i) and (k) of this corporate governance statement.

Name: Leon Davis, AO, ASAIT, DSc (h.c.), FRACI, FAustIMM

Age: 67

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

Westpac Board Committee membership: Chairman of the Nominations Committee and Member of each of the Audit, Risk Management, Remuneration, and Corporate Responsibility and Sustainability Committees.

Directorships of other listed entities over the past 3 years: Director and Deputy Chairman of Rio Tinto (June 1994-April 2005) and a Director of Codan Limited (July 2000-December 2004).

Name: David Morgan, BEc, MSc, PhD

Age: 59

Term of office: Appointed Managing Director and Chief Executive Officer in March 1999. Executive Director since November 1997.

Independent: No

Current External Directorships: Chairman of the Australian Bankers’ Association.

Other Westpac related entities Directorships: Director of Westpac General Insurance Limited and Chairman of Westpac New Zealand Limited.

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

Name: Gordon Cairns, MA (Hons.)

Age: 56

Term of office: Director since July 2004.

Independent: Yes

Current Directorships: Director of Seven Network Limited and Centre for Independent Studies, Director of Opera Australia, Member of the Asia Pacific Advisory Board of CVC Capital Partners and Chairman of the Advisory Board of the Caliburn Partnership.

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

Westpac Board Committee membership: Member of each of the Audit and Remuneration Committees.

Directorships of other listed entities over the past 3 years: Director and Chief Executive Officer of Lion Nathan Limited (October 1997-December 2004).

Name: David Crawford, BCom, LLB, FCA, FCPA

Age: 62

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

Westpac Board Committee membership: Chairman of the Remuneration Committee and Member of each of the Audit, Risk Management and Nominations Committees.

Directorships of other listed entities over the past 3 years: Chairman of National Foods Limited (November 2001-June 2005).

Name: Ted Evans, AC, BEcon, DUni(Grif)

Age: 65

Term of office: Director since November 2001.

Independent: Yes

Current Directorships: Director of IBT Education Limited.

Other Westpac related entities Directorships: Director of each of Westpac General Insurance Limited and Westpac New Zealand Limited.

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

Age: 51

Term of office: Director since February 2003.

Independent: Yes

Current Directorships: Director of AGL Energy Limited, Board and advisory roles with the Royal Humane Society, YWCA NSW, the Australian Charities Fund and patron of The Neurosurgical Research Foundation.

Other Westpac related entities Directorships: Nil

Skills, experience and expertise: Carolyn has had 17 years experience in the finance sector and was an Executive Director of Schroders Australia Limited between 1989 and 1995.

Westpac Board Committee membership: Chairman of the Audit Committee and Member of each of the Risk Management, Remuneration and Nominations Committees.

Directorships of other listed entities over the past 3 years: Director, each of CSR Limited (March 1995-July 2005) and Australian Gas Light Company (October 1996 – October 2006).

Name: Helen Lynch, AM

Age: 63

Term of office: Director since November 1997.

Independent: Yes

Current Directorships: Member of the Caliburn Partnership and the Mallesons Stephen Jacques External Advisory Boards

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

Directorships of other listed entities over the past 3 years: Director of each of Southcorp Limited (July 1996-May 2005), Coles Myer Limited, (October 1995-April 2003), Pacific Brands Limited (February 2004-October 2006) and Chairman of OPSM Group Limited (September 1994-October 2003).

Name: Peter Wilson, CA

Age: 65

Term of office: Director since October 2003.

Independent: Yes

Current Directorships: Chairman of Global Equities Market Securities Limited and Director of each of The Colonial Motor Company Limited, Kermadec Property Fund Limited and Hill Country Corporation Limited and Member of the New Zealand Exchange Limited Discipline body.

Other Westpac related entities Directorships: Director of Westpac New Zealand Limited.

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

Westpac Board Committee membership: Member of each of the Audit, Risk Management and Corporate Responsibility and Sustainability Committees.

Directorships of other listed entities over the past 3 years: Director of Westpac (NZ) Investments Limited (August 1999-July 2005) and Chairman of Evergreen Forests Limited (July 1993-July 2006) and a Director of Urbus Properties Limited (January 2003-July 2005) (all previously listed in New Zealand).

Details of Directors’ interest in shares and other equity instruments are set out in Note 45 to the financial statements.

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

•                  remuneration – setting CEO remuneration and setting Non-executive Director remuneration within shareholder approved limits;

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

•                  corporate responsibility – considering the social, ethical and environmental impact of our activities, setting standards and monitoring compliance with our responsibility policies and practices; and

•                  relationship with the exchanges and regulators, and continuous disclosure – maintaining a direct and ongoing dialogue with relevant regulators in Australia and offshore and ensuring that the market and our shareholders are continuously informed of material developments.

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

Our Board Charter is available in the corporate governance section at ‘www.westpac.com.au/corporateresponsibility’.

ASXCGC’s Best Practice Recommendation 1.1

c)              Board size and composition

There are seven independent Non-executive Directors and one Executive Director on the Board. Our Constitution sets a maximum of fifteen Non-executive Directors. In addition, up to three members of the Board may be Executive Directors.

The Board considers that the optimum number of Non-executive Directors is between seven and nine, with Non-executive Directors comprising the majority of the Board.

The Nominations Committee assesses the Board composition and size from time to time and recommends to the Board changes to the Board composition and size. The Nominations Committee also assesses the skills required to discharge the Board’s duties, having regard to our business mix, financial position and strategic direction, including specific qualities or skills that the Nominations Committee believes are necessary for one or more of the Directors to possess.

Our Constitution is available in the corporate governance section at ‘www.westpac.com.au/corporateresponsibility’.

d)             The selection and role of the Chairman

The Board elects one of the independent Non-executive Directors to be Chairman. The Chairman’s role includes:

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

On appointment, each Director is required to provide information for the Board to assess and confirm their independence as part of their consent to act as a Director. Directors re-affirm their independence annually. All seven Non-executive Directors are considered to be independent. Board criteria for assessing independence is available in the corporate governance section at ‘www.westpac.com.au/corporateresponsibility’.

ASXCGC’s Best Practice Recommendation 2.1, 2.5

f)                Avoidance of conflicts of interest by a Director

The Board is conscious of its obligations to ensure that Directors avoid conflicts of interest (both real and apparent) between their duty to us and their own interests. The Board has adopted a procedure to ensure that conflicts and potential conflicts of interest of Directors are disclosed to theBoard.

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

There are a range of policies within our business relating to the management of conflicts of interest, such as the Conflicts of Interest and the New Issues policies (see section 7e of this corporate governance statement).

g)             Meetings of the Board and their conduct

The Board has ten scheduled meetings each year and meets whenever necessary between scheduled meetings to deal with specific matters needing attention. The Board discusses a particular strategy topic at most Board meetings. In July, the Board meets to discuss our strategic plan and set the overall strategic direction of our organisation. In 2006, the Board also initiated a half-year review of the organisation’s strategic direction. The Board also conducts more formal workshops on specific subjects throughout the year in addition to the regular Board meetings.

The Chairman and the CEO establish meeting agendas for assessing our coverage of financial, strategic and major risk areas, throughout the year. The Directors have the opportunity to review meeting materials in advance. Directors are always encouraged to participate with a robust exchange of views and to bring their independent judgements to bear on the issues and decisions at hand.

Members of the executive management are invited to attend all Board meetings and are also available to be contacted by Directors between meetings. The Board, however, usually meets without executive management (other than the CEO) at the commencement and conclusion of each meeting. The Board meets without the CEO or any other members of executive management at least once a year or as required and, as with all other Board meetings, this is presided over by the Chairman. The Audit Committee meets with our auditor without executive management being present at each Audit Committee meeting.

Highlights in 2006

•                  the Board now meets at each half year to review our strategic direction and progress on achieving targets;

•                  the Board discusses a pre-selected strategy topic during each Board meeting to ensure adequate focus on strategic matters; and

•                  the Board held informal workshops on specific topics prior to Board meetings.

h)             Succession planning

The Board plans succession of its own members in conjunction with the Nominations Committee. The Nominations Committee is responsible for developing and implementing succession planning for Non-executive Directors, taking into account the challenges and opportunities we face and the skills and expertise which are therefore needed on the Board in the future.

This year the Nominations Committee has overseen the creation of Principles which apply to the selection and appointment of directors to the boards of our subsidiaries and overseen the selection of directors appointed to our subsidiary boards in Australia, New Zealand and the United Kingdom.

The Board is responsible for CEO and CFO succession planning. The Board actively manages senior executive succession.

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

The Nominations Committee reviews Director appointments from time to time, with eligibility criteria having regard to a proposed candidate’s broad commercial experience and other qualities. External consultants may from time to time be used to access a wide base of potential Directors.Those nominated are assessed by the Board against a range of criteria including background, experience, professional skills, personal qualities, whether their skills and experience will complement the existing Board and their availability to commit themselves to the Board’s activities.

New Directors receive a Letter of Appointment, which sets out their duties, their terms and conditions of appointment including expected term of appointment, and the expectations of the role and remuneration.

If the Board appoints a new Director during the year, that person will stand for election by shareholders at the next AGM. Shareholders are provided with relevant information on the candidates for election. The Nominations Committee reviews appointment criteria from time to time and makes recommendations concerning the re-election of any Director by shareholders. As part of the process of considering whether to support the re-election of a Director, the Nominations Committee takes into account the results of the peer review conducted during the year.

ASXCGC’s Best Practice Recommendation 2.5

k)             Term in office and retirement and re-election of Directors

Our Constitution states that at each AGM one-third of its Directors (excluding the CEO) and any Director who has held office for three or more years since their last election must retire. As noted above, any Director who has been appointed during the year must stand for election at the next AGM.

Eligible Directors who retire as required may offer themselves for re-election by shareholders at the next AGM. Directors offering themselves for re-election are expected to give a short presentation to the AGM in support of re-election.

The Board has a policy to limit the number of terms of office that any Non-executive Director may serve. Non-executive Directors (other than the Chairman) should not hold office as a Director for more than three consecutive terms. The Board’s policy is that the maximum tenure of the Chairman is to be no more than four terms or twelve years (inclusive of any term as a Director prior to being elected as Chairman), from the date of first election by shareholders.

l)                Director education

When appointed to the Board, all new Directors are offered an induction program appropriate to their experience to familiarise them with matters relating to our business, strategy and any current issues before the Board. The induction program includes meetings with the Chairman, the CEO, each Chairman of the respective Board Committees, each Group Executive and the Group Secretary & General Counsel.

The Board encourages Directors to continue their education by participating in formal workshops (held at least four times a year) and attending relevant site visits. Directors are also encouraged to undertake relevant external education where they wish to do so.

Our Group Secretary & General Counsel provides Directors with ongoing guidance on matters such as corporate governance, our Constitution and the law.

Highlights in 2006

•                  the Board undertakes regular development workshops to enhance the Directors’ knowledge of key issues we face; and

•                  over the past year these included workshops on our succession planning, International Financial Reporting Standards, organisational strategy, Australian economic conditions, treasury operations, remuneration policies, the New Zealand business, financial results, risk reward and trends in international practice.

m)          Board access to information and advice

All Directors have unrestricted access to company records and information and receive regular detailed financial and operational reports from executive management to enable them to carry out their duties. Each Director enters into an Access and Indemnity Deed with us to ensure seven-year access to documents after retirement as a Director.

The Chairman and other Non-executive Directors regularly consult with the CEO, the CFO, the Group Secretary & General Counsel, the General Manager Group Assurance, the Chief Compliance and Operational Risk Officer, the CRO, and the General Manager Stakeholder Communications, and may consult with, and request additional information from, any of our employees.

The Board collectively, and each Director individually, has the right to seek independent professional advice, at our expense, to help them carry out their responsibilities. While the Chairman’s prior approval is needed, it may not be unreasonably withheld and, in the Chairman’s absence, Board approval may be sought.

ASXCGC’s Best Practice Recommendation 2.5

n)             Company Secretary

Our company secretaries are Richard Willcock and Anna O’Connell. Richard Willcock is our Group Secretary & General Counsel. Anna O’Connell is Head of Group Secretariat.

Richard Willcock joined us in 1997 and was appointed to his present role in February 2003 with responsibility for the management and delivery of company secretarial, legal and governance advice and support to our Board, executive and business. Richard’s qualifications include LLB, BA (Hons), MBA and FCIS.

Prior to Richard’s current appointment he was General Manager Risk for BT Financial Group. Richard previously practised law in private practice from 1982 and was a partner at law firm Abbott Tout.

Anna O’Connell joined us in 2001 and was appointed to her current role in February 2006. Anna’s qualifications include B.Ec. Grad Dip. (CSP) and FCIS. She has eight years experience as a company secretary in various large public companies.

Responsibilities for the secretarial function include providing advice to Directors and officers on corporate governance and regulatory matters, developing and implementing our governance framework and giving practical effect to the Board’s decisions.

All Directors have access to advice from the Group Secretary & General Counsel and Head of Group Secretariat.

4.              Board Committees

a)             Board Committees and membership

We have five standing Board Committees. The Committee charters describe their roles and powers, as approved by the Board.

The five Board Committees and their membership at 2 November 2006 are set out in the table below:

	Leon	David	Gordon	David	Ted	Carolyn	Helen	Peter
	Davis	Morgan	Cairns	Crawford	Evans	Hewson	Lynch	Wilson
Audit Committee	✓		✓	✓	✓	Chair ✓	✓	✓

Risk Management Committee	✓			✓	Chair ✓	✓	✓	✓

Nominations Committee	Chair ✓			✓	✓	✓	✓

Remuneration Committee	✓		✓	Chair ✓		✓

Corporate Responsibility and Sustainability Committee	✓	✓					Chair ✓	✓

Other Committees of the Board are established from time to time to consider matters of special importance or to exercise the delegated authority of the Board.

b)             Committee Charters

The roles and responsibilities of each Committee are set out in the respective Committee Charters which are reviewed at least annually. Copies of the Committee Charters are available in the corporate governance section at ‘www.westpac.com.au/corporateresponsibility’.

Highlights in 2006

•                  all Committee Charters were reviewed in 2006 and updated where required to take into account the changes to the respective areas.

c)              Committee procedures

Operation of the Committees and reporting to the Board

The Board Committees meet quarterly and at other times as necessary. Each Committee is entitled to the resources and information it requires and has direct access to our employees and advisers. The CEO, senior executives and other selected employees are invited to attend Committee meetings as necessary. All Directors receive all Committee papers and can attend all Committee meetings, subject to there not being any conflict of interest.

Composition and independence of the Committees

Committee members are chosen for the skills, experience and other qualities they bring to the Committees. Four of the five Committees are required to be, and are currently, composed of only independent Non-executive Directors. The CEO is a member of the Corporate Responsibility and Sustainability Committee.

How the Committees report to the Board

Following each Committee meeting, generally at the next Board meeting, the Board is given a verbal report by the Chair of each Committee. All Committee minutes are tabled at Board meetings.

How Committees’ performance is evaluated

The performance of Committees is discussed and reviewed initially within each Committee and then reviewed as part of the Board’s performance review.

The performance of each Committee member (other than the CEO) is evaluated as part of the annual peer review of each Director.

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

•                  external auditor’s qualifications, performance, independence and fees;

•                  performance of the internal audit function; and

•                  compliance with financial reporting and related regulatory requirements.

The Board approves the internal audit plan on the recommendations from the Audit Committee.

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

External audit

The Audit Committee is responsible for making recommendations to the Board concerning the appointment of our external auditor and the terms of engagement. The Committee reviews the performance of the external auditor and regularly reviews the independence of the external auditor in accordance with its policy. This evaluation includes an annual review of the external auditor’s internal quality control procedures and consideration of any inquiry or investigation by governmental or professional authorities, within the preceding five years in respect of assignments carried out by the external auditor. As well, the capabilities of the lead audit engagement staff are reviewed.

For permitted non-audit services, use of the external audit firm must be assessed in accordance with our pre-approval policy which is set out in Section 5e.

The external auditor receives all Audit Committee papers and attends all meetings. The Committee meets with the external auditor without management being present, and also meets with management without the external auditor being present. Committee members are able to contact the external auditor directly at any time.

Internal audit

The Audit Committee approves the appointment and replacement of the General Manager Group Assurance (Head of Internal Audit) and reviews the internal audit responsibilities, budget and staffing. At each meeting, the Audit Committee meets with the General Manager Group Assurance without management being present. The Audit Committee Chairman also meets separately with the General Manager Group Assurance.

Compliance with financial reporting and related regulatory requirements

The Audit Committee is responsible for ensuring compliance with applicable financial reporting and related regulatory requirements.

The Audit Committee, among other things:

•                  discusses with the members of the Risk Management Committee, the Chief Compliance and Operational Risk Officer, management and the external auditor, our major financial risk exposures and the steps management has taken to monitor and control such exposures, including our risk assessment and risk management policies. In 2005/06 the Audit Committee has spent a significant amount of time reviewing the impact of the introduction of International Financial Reporting Standards and the implementation of section 404 of SOX;

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

•                  discusses with the Group Secretary & General Counsel, legal matters that may have a material impact on the financial statements and/or our compliance with financial reporting and related regulatory policies; and

•                  establishes procedures for the receipt, retention and treatment of financial complaints, including accounting, internal accounting controls or auditing matters and the confidential or anonymous reporting by employees of concerns regarding accounting or auditing matters.

Financial knowledge of Committee members

The Audit Committee includes members who have appropriate financial experience and an understanding of the industry in which we operate. All members of the Audit Committee satisfy the independence requirements that we are currently required to comply with under the ASXCGC Best Practice Recommendations, the US Securities Exchange Act of 1934 and the rules of the New York Stock Exchange (NYSE).

The Board has determined that David Crawford, a member (and former Chair) of the Audit Committee, is an ‘audit committee financial expert’ and is independent as defined in the Listing Standards of the NYSE. David Crawford is not an auditor or an accountant with respect to us, does not perform ‘field work’ and is not a full-time employee. Under the US laws, an audit committee member who is designated as an ‘audit committee financial expert’ will not be deemed to be an ‘expert’ for any purpose other than as a result of being identified as an ‘audit committee financial expert’. Although the Board has determined that David Crawford has the requisite ‘financial expert’ attributes defined under the rules of the SEC, his responsibilities are the same as those of other Audit Committee members.

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

ASXCGC’s Best Practice Recommendation 4.2, 4.3, 4.4, 4.5

Highlights in 2006

•                  reviewed International Financial Reporting Standards impacts;

•                  received status and effectiveness updates on the SOX impact; and

•                  recommended to the Board the process for non-audit service fees provided by the external auditor.

e) Risk Management Committee

Role of the Committee

The Risk Management Committee oversees our risk profile within the context of the risk-reward strategy determined by the Board. The determination of this strategy includes recommendations from the Risk Management Committee, CEO and senior management on the parameters of our risk-reward profile and appropriate strategy.

The Risk Management Committee, as delegated by the Board, monitors the alignment of our risk profile with current and future capital requirements and oversees the risks inherent in our operations. The Risk Management Committee:

•                  reviews and approves the frameworks for managing our credit, market, liquidity, operational and compliance risk;

•                  determines, approves and reviews the limits and conditions that apply to the taking of risk, including the authority delegated by the Board to the CEO, CFO and CRO;

•                  monitors the risk profile, performance, capital levels, exposures against limits and management and control of our risks;

•                  monitors changes anticipated for the economic and business environment and other factors considered relevant to our risk profile;

•                  oversees the development and ongoing review of appropriate policies that support our frameworks for managing risk; and

•                  reviews significant issues that may be raised by internal audit as well as the length of time and action taken to resolve such issues.

From the perspective of specific types of risk, the Risk Management Committee role includes:

•                  for credit risk – monitoring of the risk profile, performance and management of our credit portfolio and development and review of credit risk policies;

•                  for market and liquidity risk – monitoring of the market risk profile, approving the Group Value at Risk and Net Interest Income at Risk limits and reviewing our funding plan and liquidity requirements;

•                  for operational risk – monitoring of the operational risk profile, performance of operational risk management and controls and development and ongoing review of operational risk policies; and

•                  for compliance risk – overseeing our compliance with applicable laws, regulations and regulatory requirements, reviewing and discussing with management and the external auditor any correspondence with regulators or government agencies and any published reports that raise material issues for the Group, and monitoring where appropriate, complaints and whistleblower concerns.

The Risk Management Committee regularly updates the Board about its activities. It refers to the Audit Committee any matters that have come to its attention that are relevant to the Audit Committee and provides relevant periodical assurances to the Audit Committee.

The Risk Management Committee’s charter was subject to an annual review in February 2006, with one amendment to clarify management’s responsibility to approve policies and processes within the approved risk management framework.

ASXCGC’s Best Practice Recommendation 7.1, 7.3

Highlights in 2006

•                  reviewed all risk management frameworks – including the new Equity Risk Management Framework;

•                  consideration and enhancements to the way we manage industry concentration risk; and

•                  ongoing consideration of the requirements and changes under Basel II and International Financial Reporting Standards.

f) Nominations Committee

Role of the Committee

The primary function of the Nominations Committee is performing review procedures to assist the Board in fulfilling its oversight responsibility to shareholders. The Nominations Committee, as delegated by the Board, is responsible for:

•                  developing and reviewing policies on Board composition, strategic function and size;

•                  performance review process of the Board, its Committees and individual Directors;

•                  succession planning for the Board;

•                  developing and implementing induction programs for new Directors and ongoing education for existing Directors;

•                  developing eligibility criteria for nominating Directors;

•                  recommending appointment of Directors to the Board;

•                  considering candidates for appointment to the boards of relevant subsidiaries; and

•                  reviewing our corporate governance policies to meet international corporate governance standards.

ASXCGC’s Best Practice Recommendation 2.4, 2.5

Highlights in 2006

•                  developed principles for the composition of subsidiary boards.

g) Remuneration Committee

Role of the Committee

The Remuneration Committee assists the Board by reviewing and approving our remuneration policies and practices. The Remuneration Committee’s consideration of reward structures is based on fairness, business performance, legal obligations and high standards of corporate governance.

The Remuneration Committee, as delegated by the Board:

•                  reviews and approves executive remuneration policy;

•                  reviews and makes recommendations to the Board on corporate goals and objectives relevant to the CEO, and the performance of the CEO in light of these objectives;

•                  makes recommendations to the Board on the remuneration of the CEO;

•                  makes recommendations to the Board on the remuneration of Non-executive Directors (Westpac and subsidiary boards), taking into account the shareholder approved fee pool;

•                  approves contracts and remuneration packages for positions reporting directly to the CEO;

•                  reviews and makes recommendations to the Board on equity-based plans;

•                  approves all performance recognition expenditure; and

•                  oversees general remuneration practices across our Group.

The Remuneration Committee also reviews and recommends to the Board on the recruitment, retention, termination, and succession planning policies and procedures for the CEO and senior positions reporting directly to the CEO.

Independent remuneration consultants are engaged by the Remuneration Committee to ensure that Westpac’s reward practices and levels are consistent with market practice.

ASXCGC’s Best Practice Recommendation 8.1, 9.2, 9.5

Highlights in 2006

•                  a complete review of equity-based long term incentive plans to deliver a stronger, more relevant relationship between executive behaviour, corporate performance, and executive reward, including recommending new plans to shareholders for approval at the 2006 AGM; and

•                  resolution of fee principles for Non-executive Directors on subsidiary companies boards, anticipating changing corporate governance standards and ensuring consistency and appropriate governance across the our Group.

h) Corporate Responsibility and Sustainability Committee

Role of the Committee

The Corporate Responsibility and Sustainability Committee oversees and drives our commitment to operate our business ethically, responsibly and sustainably, consistent with evolving community expectations.

The Corporate Responsibility and Sustainability Committee, as delegated by the Board:

•                  reviews our social, environmental and ethical impacts, both direct and indirect;

•                  oversees initiatives to enhance our sustainability;

•                  sets standards for our corporate responsibility and sustainability policies and practices and monitors compliance with these policies and practices;

•                  monitors and oversees our reputational risks (along with the Risk Management Committee); and

•                  reviews and approves the independent assurance of our corporate responsibility systems and non-financial reporting including the annual Stakeholder Impact Report.

Further information on our approach to corporate responsibility and sustainability is included in section 9 of this corporate governance statement.

Highlights in 2006

•                  enhanced non-financial reporting, including the social and environmental assurance process; commissioning a new reporting systems database; and adoption of the new Global Reporting Initiative G3 framework;

•                  committed to systematic communication with mainstream financial markets on the shareholder value gained from responsible business practices including a dedicated market briefing and integration of non-financial lead indicators into half year and annual financial reporting;

•                  recommitted to the revised Equator Principles including reassessment of sector and issue-specific policies for corporate and institutional lending;

•                  founding member of the Australian Business Roundtable on Climate Change;

•                  broad contribution to the Parliamentary Joint Committee on Corporations and Financial Services Inquiry into corporate responsibility; and

•                  establishment of our New Zealand Community Consultative Council.

5. Audit governance and independence

a) Approach to audit governance

The Board is committed to three core principles:

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

b) Engagement and rotation of the external auditor

Our independent external auditor is PricewaterhouseCoopers (PwC). PwC was appointed by shareholders at the 2002 AGM in accordance with the provisions of the Corporations Act.

The Board has adopted a policy that the responsibilities of the lead audit partner and review audit partner cannot be performed by the same people for longer than five years. The present PwC lead audit partner for our audit is David Armstrong, who assumed this responsibility in 2003. The present PwC review audit partner is David Prothero, who assumed this responsibility in 2005. The Board requires a minimum five-year ‘cooling off’ period before the lead audit partner or review audit partner are allowed back onto the audit team.

ASXCGC’s Best Practice Recommendation 4.5

c) Certification and discussions with the external auditor on independence

The Audit Committee requires the external auditor to confirm quarterly that they have maintained their independence and have complied with the independence standards as promulgated by Australian and international regulators and professional bodies. The Audit Committee meets separately with the external auditor without executive management being present at each meeting.

d) Relationship with the external auditor

Our current policies on employment and other relationships with our external auditor include the following:

•                  the audit partners and any employee of the external audit firm on our audit are prohibited from being an officer of our organisation;

•                  an immediate family member of an audit partner or any employee of the external audit firm on the our audit is prohibited from being a Director or an officer in a significant position within our organisation;

•                  any former external audit partner or external audit firm’s former employees who have participated on our audits are prohibited from becoming a Director or officer in a significant position in our organisation for at least five years, and after the five years can have no continuing financial relationship with the audit firm;

•                  members of the audit team and audit firm are prohibited from having a business relationship with us or any of our officers unless the relationship is clearly insignificant to both parties;

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

The breakdown of the aggregate fees billed by the external auditor in respect of each of the two most recent financial years for audit, audit-related, tax and other services is provided in Note 37 to the financial statements.

The SEC, through its Division of Enforcement, is currently conducting an investigation of certain Australian registrants and public accounting firms in relation to aspects of compliance with the SEC’s auditor independence requirements. As a part of this investigation, we have furnished information to the SEC regarding the services rendered by PwC, our external auditor since 1 October 2000, including information regarding services that the SEC staff may view as the secondment of PwC personnel to entities in our Group. We are continuing to examine the matters covered by the SEC’s investigation.

We cannot predict the nature of any action the SEC might take as a result of the SEC’s ongoing investigation. If the SEC determines that any of the other services provided by PwC to the our Group did not comply with applicable rules, the SEC could impose or negotiate a range of possible sanctions, such as fines, the entry of cease-and-desist orders or injunctions, or a requirement to engage a different accounting firm to perform procedures and report on aspects of the relevant accounts or financial statements that may have been impacted by auditor independence concerns. However, based on the information currently available, we consider that it is unlikely that the outcome of the SEC’s investigation will have a material adverse financial effect on our Group.

f) Attendance at the Annual General Meeting

Our external auditor attends the AGM and is available to answer questions from shareholders on:

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

The General Manager Group Assurance has a reporting line to the Chairman of the Audit Committee. Group Assurance provides reports to both the Audit Committee and the Risk Management Committee.

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

We distinguish four main types of risk:

•                  credit risk – the risk of financial loss where a customer or counterparty fails to meet their financial obligations;

•                  market risk – the risk to earnings from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices;

•                  operational risk – the risk that arises from inadequate or failed internal processes, people and systems or from external events; and

•                  compliance risk – the risk of failing to comply with our obligations under the law, based on the letter and spirit of a range of regulatory standards expected of us and the risk of failure to meet our ethical standards.

In addition to and linked to these four main types of risk, we allocate resources to manage the following types of risks:

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

A description of our approach to risk management is available in the corporate governance section at ‘www.westpac.com.au/corporateresponsibility’.

ASXCGC’s Best Practice Recommendation 7.1, 7.3

b) Risk management roles and responsibilities

The Board is responsible for reviewing and approving our risk management strategy, frameworks and key risk parameters, including determining our appetite for risk. Our risk management governance structure is set out in the table below.

Approval of our risk management frameworks and significant policies resides with the Risk Management Committee under powers delegated by the Board. These frameworks and policies for managing risk are reviewed and discussed by the relevant Executive Risk Committee and submitted for discussion and approval to the Risk Management Committee.

Executive management is responsible for implementing the Board-approved risk management strategy and developing policies, controls, processes and procedures to identify and manage risks in all of our activities.

Our business model recognises that the responsibility for managing risks inherent in our business lies with the business units. This responsibility includes developing business unit specific policies, controls, procedures and monitoring and reporting capability, and is aligned with the Group Risk frameworks approved by the Risk Management Committee and Group policies developed by the Group Risk function.

Our risk management governance structure:

Board	Considers and approves the risk-reward strategy of the Group

Board	Risk Management	Audit Committee	Corporate	Nominations	Remuneration
Committee	Committees	• Integrity of financial	Responsibility and	Committee	Committee
	• Risk profile and risk	statements and	Sustainability	• Board	• Responsible
	management	systems	Committee	skills,	reward
			• Social,	succession and	practices
			environmental and	governance	in line with
			ethical responsibility		performance
and reputation risk

Independent Internal Review	Group Assurance Adequacy and effectiveness of management controls for risk

Executive	Group Risk Reward Committee
Risk	• Sets and leads the risk optimisation agenda for the Group
Committees	• Recommends to the Board Risk Management Committee the appropriate risk-reward positioning and integrates decisions on overall capital levels and earnings profile

•  Initiates and oversees strategies of the Group’s ofile and boundaries for risk appetite and earnings volatility risk-reward profile and boundaries for risk appetite and earnings volatility within parameters set by the Board

• Oversees the risk governance framework, including the performance, role and membership of the executive risk committees

	Group Credit Risk Committee	Group Market Risk Committee	Group Operational Risk and Compliance Committee
	• Optimises credit risk-reward	• Optimises market risk-reward for traded and non-traded market risk	• Optimises operational risk-reward and compliance
	• Oversees portfolio performance	• Oversees portfolio performance	• Oversees the governance of operational risk and compliance, including the framework and policies
	• Determines limits and authority levels within Board-approved parameters	• Determines limits within Board-approved parameters	• Oversees the operational and reputation risk profile

Group Risk	• Drives enterprise-wide risk management culture, frameworks and decisioning for maximum performance in line with risk appetite
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

c) CEO and CFO assurance

The Board receives regular reports about our financial condition and operational results and those of our controlled entities. The CEO and the CFO annually provide formal statements to the Board that in all material respects:

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

ASXCGC’s Best Practice Recommendation 4.1, 7.2

d) Compliance Risk Management Framework

Our Compliance Risk Management Framework reflects the following core principles and practices:

•                  compliance is about our responsibilities as employees, our culture and the systems and processes we use every day;

•                  complying with the letter and spirit of regulatory standards is an essential part of the Group’s DNA and is critical to its success as a leading Australian financial services organisation;

•                  ensuring that the letter and spirit of regulatory standards are embedded into how we do business, how we conduct ourselves, how our systems and processes are designed and how they operate;

•                  compliance with regulatory standards are the responsibility of everyone at every level of the Group. Visibility and accountability of senior management ensures a strong compliance culture;

•                  the role of the compliance function is to guide the organisation in embedding compliance into how we do business; and

•                  actively engaging with regulatory bodies and industry forums to ensure the maintenance of high standards across the industry.

Primary responsibility for managing compliance risk resides with business line management, who are required to demonstrate that they have effective processes in place consistent with our Compliance Risk Management Framework. Within each major business area there is a dedicated operational risk and compliance function, with specific responsibilities designed to guide compliance within that business as part of the business unit risk management team.

The Compliance Risk Management Framework utilises a range of mechanisms, including audit, file reviews, mystery shopping, customer surveys and operational risk assessments to measure the effectiveness of our compliance program. There is also a Group Operational Risk and Compliance function, led by the Chief Operational Risk and Compliance Officer, which supports the Compliance Risk Management Framework. This team provides the infrastructure to facilitate compliance planning and reporting, provides specialist advice to business unit Compliance and Risk in implementing regulatory initiatives and policies and establishing compliance programs. It also provides analytical tools and advice for independent oversight of areas of strategic compliance risk and reports on potential weaknesses across the Group.

The Compliance Risk Management Framework is maintained by our Group Operational Risk and Compliance Committee and overseen by the Risk Management Committee, which receives regular reports from the Chief Operational Risk and Compliance Officer on the status of compliance across our Group.

Key components of the framework established to support these principles include:

•                  environment - board and management oversight and accountability, culture and independent review;

•                  identification - identifying obligations, developing and maintaining compliance plans and implementing change;

•                  controls - policies, processes, procedures, communication and training and documentation; and

•                  monitoring and reporting - monitoring, incident and breach escalation, reporting, issue management and managing regulatory relationships.

Our Compliance Risk Management Framework is available in the corporate governance section at ‘www.westpac.com.au/corporateresponsibility’.

7. Promoting ethical and responsible behaviour

a) Our Principles for Doing Business and Code of Conduct

Our Principles for Doing Business set out the principles that govern our conduct and the behaviours that stakeholders can expect from us.

The Principles apply without exception to all Directors, executives, management and employees, and are aligned to our core values of teamwork, integrity and achievement. Our Code of Conduct sets out the seven foundation principles, namely:

•                  act with honesty and integrity;

•                  respect the law and act accordingly;

•                  respect confidentiality and do not misuse information;

•                  value and maintain professionalism;

•                  act as a team;

•                  manage conflicts of interest responsibly; and

•                  strive to be a good corporate citizen and achieve community respect.

Our Principles for Doing Business, our Code of Conduct and other responsibility policies and codes are available in the corporate governance section at ‘www.westpac.com.au/corporateresponsibility’.

ASXCGC’s Best Practice Recommendation 3.1, 3.3, 10.1

b) Code of ethics for senior finance officers

Due to the nature of their function within our organisation, the CEO and principal financial officers are subject to our Code of Accounting Practice and Financial Reporting. This Code addresses the specific responsibilities that are borne by such officers in addition to their general responsibilities under our Code of Conduct. Our Code of Accounting Practice and Financial Reporting is in accordance with the requirements of SOX.

The Code of Accounting Practice and Financial Reporting is available in the corporate governance section at ‘www.westpac.com.au/corporateresponsibility’.

ASXCGC’s Best Practice Recommendation 3.1, 3.3

c) Internal policies and procedures

Beyond our Principles for Doing Business, we comply with a range of external industry codes, such as the Code of Banking Practice and the Electronic Funds Transfer Code of Conduct.

In addition, we have a number of key policies to manage our compliance and human resource requirements. There is a range of guidelines, communications and training processes and tools to support these policies. These tools include an online learning module ‘Doing the Right Thing’ (revised 2006) which incorporates training for a range of key compliance requirements. Individual business units also have systems and procedures in place to support Group policies.

ASXCGC’s Best Practice Recommendation 3.1, 3.3

d) Concern reporting and whistleblowing

Employees are actively encouraged to bring any problems to the attention of management, the human resources team (People and Performance) or the compliance team. This includes activities or behaviour that may not be in accord with the Principles for Doing Business, the Code of Conduct, Code of Accounting Practice and Financial Reporting, Insider Trading Policy, other policies, or other regulatory requirements or laws.

We provide a range of mechanisms to raise issues, including:

•                  raising issues concerning fraud directly with our Financial Crime Control team;

•                  making suggestions for more efficient processes via the online Ask Once program; and

•                  raising concerns about ‘people issues’ such as harassment or discrimination directly with People and Performance through P&P Connect.

Concerns about breaches of our regulatory obligations or internal policies or procedures can be raised anonymously with the Chief Operational Risk and Compliance Officer through our internet-based whistleblowing reporting system, Concern Online, or by telephone or email through the Concern Hotline, which is a service provided by an external service provider. We have a Whistleblower Protection Policy to protect individuals who make reports about suspected breaches of our policies through these channels. The concern reporting system complies with the whistleblower provisions of all relevant legislative requirements and the Australian Standard AS 8004 (Whistleblower Protection Programs for Entities).

The concern reporting and whistleblower policy is available in the corporate governance section at ‘www.westpac.com.au/corporateresponsibility’.

ASXCGC’s Best Practice Recommendation 3.1, 3.3, 10.1

e) Insider trading policy and trading in our shares

Directors and employees are restricted from dealing in our shares (and certain other financial products), if they are in possession of inside information.

To ensure compliance with these requirements and to ensure high standards of conduct, we have an Insider Trading Policy which applies to all employees. In addition, for Directors and any employees who, because of their seniority or the nature of their position, come into contact with key financial or strategic information about us all or most of the time (known as ‘Prescribed Employees’), additional restrictions apply. Those restrictions limit the periods in which the Directors and Prescribed Employees can trade in our shares or other securities. A register of Prescribed Employees is maintained by the Group Operational Risk and Compliance team and regularly updated and notified to the relevant staff.

The periods in which Directors and Prescribed Employees can trade (‘Trading Windows’) commence two business days after the release of our half yearly and annual results. The Trading Windows are normally 56 days in length. However, the Chief Operational Risk and Compliance Officer has the discretion to extend each Trading Window by up to seven days if having a 56 day Trading Window would unreasonably restrict the exercise of employee scheme entitlements. Directors and Prescribed Employees must also notify Compliance of their intention to trade during those periods and confirm they do not have any inside information. Any trading remains subject to legal obligations to not trade while in the possession of inside information. Group Operational Risk and Compliance monitors the trading of our shares by Directors and Prescribed Employees on a daily basis.

Under the Conflicts of Interest Policy there are specific rules applying to employee personal investments that may give rise to a conflict of interest, including personal investments held prior to employment with us.

All employees are also subject to the New Issues Policy. Companies in our Group are regularly involved in developing, structuring, funding and distributing financial products through a new issue. Employees cannot participate in these new issues where their position puts them in a real or perceived position of conflict with the interests of other customers. The procedure established identifies employees in a position of direct conflict, avoids the conflict by, where possible, limiting information flows and the people involved in decision making processes, and where it is not possible to avoid the conflict, manages it by restricting participation in new issues.

In addition to the policies which apply across our Group, where appropriate, further policies apply in specific businesses. For example:

•                  employees in WIB (including WIB New Zealand), and BT Financial Group are subject to comprehensive restrictions and procedures applicable to buying or selling other securities and financial products. These include seeking consent before dealing in Australian or New Zealand securities listed on the ASX and/or New Zealand Stock Exchange (NZX), and a restriction on dealing in securities in which employees have close working relationships with specific companies. In addition to these employees, the restrictions apply to their immediate family members and entities in which the employees and/or their spouse have a beneficial interest or control or investment influence;

•                  WIB employees are prohibited from personal account trading in securities issued by customers if they advise, originate, structure, trade, distribute, sell or research the securities; and

•                  employees in Hastings are also subject to an Insider Trading Policy. In addition to that policy, Hastings maintains a prescribed financial products list and employee trading is confined to securities that do not appear on the list except during a four week Trading Window following the announcement of half and full year results and the AGM of the named company.

A copy of our insider trading policy is available in the corporate governance section at ‘www.westpac.com.au/corporateresponsibility’.

ASXCGC’s Best Practice Recommendation 3.2, 3.3

8. Remuneration framework

Details of our remuneration framework are included in Note 45 to the financial statements.

ASXCGC’s Best Practice Recommendation 8.1, 9.1, 9.3, 9.4, 9.5

9. Corporate responsibility and sustainability

a) Approach to corporate responsibility and sustainability

We view sustainable and responsible business practices as an important long-term driver of capacity, performance and shareholder value. As a result, we aim to produce positive outcomes for all stakeholders in the way we conduct our business and to maximise financial as well as social and environmental value from our activities.

This means being committed to transparency and fair dealing, treating employees and customers responsibly, and having solid and transparent links with the community. Such practices reduce operational and reputation risk, and enhance operational efficiency, while contributing to a more sustainable society.

Our corporate responsibility and sustainability approach goes beyond ASXCGC’s Best Practice Recommendations 3.1 and 10.1.

ASXCGC’s Best Practice Recommendation 3.1, 3.3, 10.1

b) Reporting on our corporate responsibility and sustainability performance

We report on our social, ethical and environmental performance through our annual Stakeholder Impact Report. Our transparent and comprehensive reporting on all dimensions of our performance is a component of our governance and responsibility management.

The Stakeholder Impact Report aims to address the issues that matter most to customers, employees, shareholders and the community using the widely accepted reporting framework, the Global Reporting Initiative (GRI).

The Stakeholder Impact Report is also independently assured against the AA1000 Assurance Standards. This goes beyond testing the integrity of the data, to the effectiveness of our underlying systems and processes more broadly and the extent that corporate responsibility and sustainability policies and processes are embedded across the organisation.

In addition, we actively participate in various independent external assessments by authoritative sustainability and governance rating organisations benchmarking against best practice.

Our Stakeholder Impact Report and performance in external sustainability assessments are available in the corporate responsibility section at ‘www.westpac.com.au/corporateresponsibility’.

ASXCGC’s Best Practice Recommendation 3.1, 3.3

Highlights in 2006

Our recent external sustainability and governance ratings include:

•                  number one rating for banks globally in the Dow Jones Sustainability Index for 2006/2007 – for the fifth year running;

•                  number one in the 2005 Business in the Community Corporate Responsibility Index (CRI) in Australia – the third consecutive Best Performer award;

•                  one of only 38 companies out of approximately 3,800 companies assessed globally to be awarded the maximum score for corporate governance by Governance Metrics International in September 2006. We have achieved the maximum score in six consecutive ratings from 2004 to 2006;

•                  the number one company and only AAA rated organisation in the RepuTex Social Responsibility Ratings for 2005/2006, for the third year running;

•                  included in the Global 100 Most Sustainable Companies in the World Index 2006; and

•                  awarded special awards for Continuous Disclosure, Communication and Corporate Governance in the 2006 Australasian Reporting Awards.

10. Market disclosure

We are committed to maintaining a level of disclosure that meets the highest standards and provides all investors with timely and equal access to information. In achieving these standards we maintain a Board-approved Market Disclosure Policy, governing how we communicate with our shareholders and the investment community.

The policy reflects the ASX continuous disclosure requirements and the requirements of other exchanges where our securities are listed. The policy spells out that information which a reasonable person would expect to have a material effect on the price of our securities, must be immediately disclosed.

The Disclosure Committee is chaired by the CFO and involves the CEO, senior executives, Group Secretary & General Counsel and General Manager Stakeholder Communications. The Disclosure Committee is responsible for making decisions on what should be disclosed publicly under the market disclosure policy, and for developing and maintaining relevant guidelines, including guidelines on information that may be price sensitive. The Group Secretary & General Counsel has responsibility for ensuring compliance with the continuous disclosure requirements of the listing rules of the ASX, NZX, NYSE and other exchanges, relevant securities and corporations legislation, and overseeing and coordinating information disclosure to regulators, analysts, brokers, shareholders, the media and the public.

All market announcements are released to each stock exchange where we have ordinary shares or debt securities listed - ASX, NYSE, NZX, Tokyo Stock Exchange Inc., the London, Singapore and Swiss stock exchanges.

We also publish on our website the Concise Annual and the Annual Financial Reports, profit announcements, CEO and executive briefings (including webcasts), the Stakeholder Impact Report, economic updates, notices of meetings, media releases and meeting transcripts.

Our Market Disclosure Policy is available in the corporate governance section at ‘www.westpac.com.au/corporateresponsibility’.

ASXCGC’s Best Practice Recommendation 5.1, 5.2, 6.1

11. Shareholder communications and participation

We are committed to giving all shareholders comprehensive, timely and equal access to information about our activities so that they can make informed investment decisions.

A wide range of communication approaches are employed including: direct communications with shareholders; publication of all relevant company information in the Investor Centre section of our website; and access to all market briefings and shareholder meetings via webcasting and teleconferencing facilities. Shareholders are also given the option to receive company information in print or electronic format.

A Shareholder Newsletter is also sent to all shareholders with the half year and annual dividend notices, which provides information on our performance and developments plus details on where to access further information. In addition, all shareholders are provided with contact numbers for both the Investor Relations Unit and the share registries should they require any information.

Full participation of shareholders at the AGM is encouraged to ensure a high level of involvement and to deepen understanding of our strategy and goals. Proceedings of the AGM are also webcast live to maximise communication with shareholders. The proceedings can also be viewed on demand at a later time from our website.

Shareholders are invited to put forward questions that they would like addressed at the AGM at the time of receipt of the Notice of Meeting.

All relevant shareholder information can be accessed at ‘www.westpac.com.au/corporateresponsibility’.

ASXCGC’s Best Practice Recommendation 6.1

Highlights in 2006

•                  online proxy voting introduced for the 2005 AGM; and

•                  improved access to the AGM proceedings for visually and hearing impaired shareholders.

12. Comparison of our corporate governance practices with NYSE listing rules

Under the NYSE listing rules, foreign private issuers that have American Depository Shares (ADS) traded on the NYSE (such as us), are permitted to follow home country practice in lieu of the NYSE listing rules. We are required, however, to comply with and be in compliance with certain audit committee and additional notification requirements.

We are in compliance with NYSE listing rules in all material respects.

Under the NYSE listing rules foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by domestic US companies. We have compared our corporate governance practices to the corporate governance requirements of the NYSE listing rules and note the following potential significant difference:

•                  equity compensation plans

The NYSE listing rules require shareholders be given the opportunity to vote on equity-compensation plans and material revisions thereto, with limited exemptions.

We are seeking shareholder approval at the 2006 AGM for two new equity-based reward schemes, the Westpac Reward Plan and the Restricted Share Plan.

For existing plans, we comply with the equivalent domestic requirements in that we are not required under Australian law to provide shareholders with the opportunity to vote on new equity-compensation plans or material revisions to existing plans such as the 2002 equity-based reward plans. However, these plans were extensively disclosed to shareholders in prior corporate governance statements since 2002 and for 2005 and this year, set out in detail in Note 45 to the financial statement.

13. NZX corporate governance rules and principles

As an overseas listed issuer, we are deemed to satisfy and comply with the NZX listing rules, provided that we remain listed on the ASX. The ASX, through ASXCGC Best Practice Recommendations, and the NZX have adopted a similar ‘comply or explain’ general approach to corporate governance. However, the ASX corporate governance rules and principles may materially differ from the NZX Corporate Governance Best Practice Code.

Further details about the ASXCGC Best Practice Recommendations can be found on the ASX website ‘www.asx.com.au’.

Financial summary

(in $millions unless otherwise indicated)	2006	2005
Income statement year ended 30 September(1)
Net interest income	5,642	5,259
Non-interest income	3,575	3,454
Net operating income	9,217	8,713
Operating expenses	(4,295)	(4,159)
Impairment losses on loans	(375)	(382)
Profit from ordinary activities before income tax expense	4,547	4,172
Income tax expense	(1,422)	(1,223)
Net profit attributable to minority interests	(54)	(251)
Net profit attributable to equity holders	3,071	2,698
Balance sheet at 30 September(1)
Total assets	299,578	266,263
Loans	234,484	198,286
Acceptances		4,864
Deposits	167,741	149,252
Loan capital	5,957	4,214
Total equity	16,098	16,893
Total risk weighted assets	193,417	170,369
Share information
Earnings per ordinary share (cents)	167.2	148.9
Dividends per ordinary share (cents)	116	100
Net tangible assets per ordinary share ($)(2)	6.12	5.69
Share price ($):
High	25.35	21.40
Low	21.31	17.52
Close	22.71	21.10
Ratios
Total equity to total assets (%)	5.4	6.3
Total equity to total average assets (%)	5.7	6.6
Total capital ratio (%)(3)	9.6	9.7
Dividend payout ratio (%)	69.4	67.2
Return on average ordinary equity (%)	23.0	21.7
Productivity ratio(4)	4.01	4.00
Operating expenses to operating income ratio (%)	46.6	47.7
Net interest margin	2.29	2.45
Other information
Points of bank representation (number at financial year end)	1,068	1,060
Core full time equivalent staff (number at financial year end)(5)	25,363	25,583

(1)         The above balance sheet and income statement extracts are derived from the consolidated financial statements included in this report.

(2)         After deducting preference equity and goodwill and other intangible assets.

(3)         For details on the calculation of this ratio refer to Note 28 to the financial statements.

(4)         Net operating income/salaries and other staff expenses (net of restructuring expenses).

(5)         Core full-time equivalent staff includes overtime and pro-rata part time staff. It excludes staff on unpaid absences (e.g. maternity leave), temporary and contract staff.

Other financial information

Selected consolidated financial and operating data (prepared in accordance with AGAAP)

Under applicable US disclosure requirements, we are required to include in this Annual Report certain financial and operating data covering a period of three or five years. Due to the transition to A-IFRS, such information is available prepared in accordance with A-IFRS only for the financial years ended 30 September 2006 and 2005. Accordingly, we have set forth below the required data as of and for the financial years ended 30 September 2005, 2004, 2003 and 2002, derived from our previously published financial statements prepared in accordance with AGAAP. The financial statements for 2005, 2004 and 2003 were reported on by independent auditors PricewaterhouseCoopers and the financial statements for 2002 were reported on by independent auditors Messrs. R Chowdry and M.J. Codling.

Because the financial and operating data set forth below is derived from our previously published financial statements prepared in accordance with AGAAP, it is not comparable to such data derived from our financial statements prepared in accordance with A-IFRS. For a more complete understanding of the financial and operating data derived from our financial statements prepared in accordance with AGAAP, see our Annual Report on Form 20-F for the financial year ended 30 September 2005, the following portions of which are incorporated into this Annual Financial Report by reference: the information under the caption ‘Operating and financial review and prospects’ on pages 18 to 41 and our audited consolidated financial statements (and accompanying notes) as of and for the financial years ended 30 September 2005 and 2004. A copy of our Annual Report for the financial year ended 30 September 2005 is available on our web site at ‘www.westpac.com.au’ or on the web site maintained by the SEC at www.sec.gov. We encourage you to refer to such information in connection with your review of the AGAAP financial information presented below.

Consolidated statement of financial performance

	Year Ended 30 September
(in $millions unless otherwise stated)	2005	2004	2003	2002
	A$	A$	A$	A$
Amounts in accordance with AGAAP
Interest income	15,113	12,939	10,885	9,789
Interest expense	(9,868)	(8,184)	(6,559)	(5,584)
Net interest income	5,245	4,755	4,326	4,205
Non-interest income	3,560	3,255	3,004	2,919
Net operating income	8,805	8,010	7,330	7,124
Operating expenses	(4,105)	(3,940)	(3,763)	(3,895)
Amortisation of goodwill	(168)	(164)	(163)	(100)
Bad and doubtful debts	(382)	(414)	(485)	(461)
Profit from ordinary activities before income tax expense	4,150	3,492	2,919	2,668
Income tax expense	(1,222)	(913)	(728)	(471)
Net profit	2,928	2,579	2,191	2,197
Net profit attributable to outside equity interests:
Managed investment schemes	(90)	(30)	—	—
Other	(20)	(10)	(8)	(5)
Net profit attributable to equity holders	2,818	2,539	2,183	2,192
Weighted average number of ordinary shares (millions)(1)	1,851	1,846	1,824	1,812
Basic earnings per ordinary share (cents)(1)	144.8	129.2	115.6	118.3
Dividends per ordinary share (cents)	100	86	78	70
Distributions on other equity instruments	137	154	75	48
Dividend payout ratio (%)(2)	69.0	66.6	67.5	59.2

Refer to page 68 for footnote explanations.

Differences between Australian and US Generally Accepted Accounting Principles (GAAP) results

The consolidated financial statements for each of the years ended 30 September 2005, 2004, 2003 and 2002 were prepared in accordance with AGAAP. These accounting principles and policies differ in some material respects from US GAAP. A reconciliation of net income, total assets, total liabilities and equity under US GAAP is included in Note 45 to the 2005 financial statements.

Consolidated net income under US GAAP for the year ended 30 September 2005 was A$2,813 million (2004 A$2,772 million, 2003 A$1,984, 2002 A$2,579). The significant adjustments between AGAAP and US GAAP results primarily relate to premises and sites, superannuation expenses, a one-off change in estimate to the allowance for loan losses, hedging, debt instruments and effective yield adjustments.

Consolidated statement of financial position data

	Year Ended 30 September
(in $millions unless otherwise stated)	2005	2004	2003	2002
	A$	A$	A$	A$
Amounts in accordance with AGAAP
Year end balances
Cash and balances with central banks	1,844	1,800	1,786	1,669
Due from other financial institutions	10,896	9,538	6,035	5,242
Trading and investment securities	11,827	13,412	12,449	13,956
Loans	195,589	182,471	160,473	135,870
Acceptances of customers	4,864	5,534	3,788	4,788
Deposits and public borrowings(3)	149,454	146,533	129,071	110,763
Due to other financial institutions	10,654	7,071	3,831	4,731
Total assets	259,753	245,079	221,339	191,037
Total liabilities excluding loan capital	238,327	224,331	202,799	176,057
Total loan capital	4,214	4,431	4,544	4,512
Net assets	17,212	16,317	13,996	10,468
Ordinary equity (4),(5),(6)	13,892	12,416	11,713	9,986
Trust Originated Preferred Securities (TOPrSSM)	—	—	465	465
Fixed Interest Resettable Trust Securities (FIRsTS)	655	655	655	—
Trust Preferred Securities (2003 TPS)	1,132	1,132	1,132	—
Trust Preferred Securities (2004 TPS)	685	685	—	—
Outside equity interests	848	1,429	31	17
Average balances
Total assets	254,355	237,036	210,377	186,827
Loans	188,073	170,863	149,896	132,472
Acceptances of customers	5,235	4,502	4,402	7,707
Total equity(4)	15,440	14,421	12,097	10,355
Ordinary equity (4),(5),(6)	12,968	11,979	10,972	9,890
Trust Originated Preferred Securities (TOPrS)	—	320	465	465
Fixed Interest Resettable Trust Securities (FIRsTS)	655	655	511	—
Trust Preferred Securities (2003 TPS)	1,132	1,132	149	—
Trust Preferred Securities (2004 TPS)	685	335	—	—
Outside equity interests	1,040	1,406	21	16

Refer to page 68 for footnote explanations.

Summary of consolidated ratios

	Year Ended 30 September
(in $millions unless otherwise stated)	2005	2004	2003	2002
	A$	A$	A$	A$
Ratios in accordance with AGAAP
Profitability ratios (%)
Net interest margin(7)	2.50	2.53	2.62	2.81
Return on average assets(8)	1.11	1.07	1.04	1.17
Return on average ordinary equity(4)	20.7	19.9	19.2	21.7
Return on average total equity(10)	18.3	17.6	18.0	21.2
Capital ratio (%)
Average total equity to average total assets	6.1	6.1	5.8	5.5
Total capital ratio(11)	9.7	9.7	10.5	9.6
Earnings ratios
Basic earnings per ordinary share (cents)(1)	144.8	129.2	115.6	118.3
Fully diluted earnings per ordinary share (cents)(12)	143.3	127.7	115.3	117.9
Dividends per ordinary share (cents)	100	86	78	70
Dividend payout ratio (%)(2)	69.0	66.6	67.5	59.2
Credit quality ratios
Bad debt write-offs (net of recoveries)	331	251	336	457
Bad debt write-offs (net of recoveries) to average loans (%)	0.18	0.15	0.22	0.34

(1)          Based on the weighted average number of fully paid ordinary shares outstanding, including 41 million New Zealand Class shares in 2005 (2004 53 million, 2003 54 million, 2002 54 million), and after deducting distributions on other equity instruments of $137 million in 2005 (2004 $154 million, 2003 $75 million, 2002 $48 million).

(2)          Calculated by dividing the dividends per ordinary share by the basic earnings per ordinary share.

(3)          Public borrowings balances were only held until 2002. They related to Australian Guarantee Corporation Limited and Augusta (1962) Limited (formerly Australian Guarantee Corporation (NZ) Limited).

(4)          Includes total parent entity interest and New Zealand Class shares. Excludes outside equity interests (minority interest).

(5)          Excludes TOPrS, FIRsTS, 2003 TPS and 2004 TPS.

(6)          New Zealand Class shares were on issue until 11 July 2005. On this date they were fully exchanged for ordinary shares.

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

(11)    For details on the calculation of this ratio refer to previously published financial statements.

(12)    Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

Computation of ordinary earnings per share

	Consolidated
(in $millions unless otherwise stated)	2005	2004	2003	2002
	A$	A$	A$	A$
AGAAP
Net income after deducting distributions on other equity instruments	2,681	2,385	2,108	2,144
Weighted average number of ordinary shares (millions)	1,851	1,846	1,824	1,812
Basic earnings per ordinary share (cents)	144.8	129	116	118
Distributions on other equity instruments	137	154	75	48

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

Our cross-border outstandings to countries that individually represented in excess of 0.75% of Group total assets as at 30 September as at 2005 and 2004 were as follows:

		Banks and	Other
	Governments	Other	(Primarily		Percentage
	and Official	Financial	Commercial		of Total
(in $millions unless otherwise indicated)	Institutions	Institutions	and Industrial)	Total	Assets
2005 AGAAP
United States	—	2,632	1,003	3,635	1.4%
Australia	11	1,297	1,649	2,957	1.1%
United Kingdom	—	1,869	526	2,395	0.9%
2004 AGAP
United States	1	2,105	1,171	3,277	1.3%
United Kingdom	—	1,701	478	2,179	0.9%
Netherlands	—	1,857	168	2,025	0.8%

Impaired assets among the cross-border outstandings were $76 million as at 30 September 2005 (2004 $188 million).

Loans

	Consolidated AGAAP
	2005	2004	2003	2002
	$m	$m	$m	$m
Loans by type of customer
Australia
Government and other public authorities	223	167	119	205
Agriculture, forestry and fishing(1)	2,210	1,707	1,614	1,523
Commercial and financial(2)	32,994	28,675	22,795	14,502
Real estate - construction	2,487	1,348	1,054	936
Real estate - mortgage(1)	82,182	77,176	69,668	60,445
Instalment loans and other personal lending(1)	25,404	25,341	21,626	15,354
	145,500	134,414	116,876	92,965
Lease financing	4,201	4,133	3,274	1,812
Own acceptances discounted	11,303	10,172	10,792	13,025
Total Australia	161,004	148,719	130,942	107,802
Overseas
Government and other public authorities	446	138	548	397
Agriculture, forestry and fishing(1)	2,908	2,177	2,073	1,970
Commercial and financial	10,561	13,482	11,675	12,261
Real estate - construction	457	245	284	386
Real estate - mortgage(1)	19,875	17,963	14,245	12,631
Instalment loans and other personal lending(1)	2,053	1,419	2,185	1,756
	36,300	35,424	31,010	29,401
Lease financing	14	52	75	101
Total overseas	36,314	35,476	31,085	29,502
Total loans (net of unearned income)	197,318	184,195	162,027	137,304
Provisions for bad and doubtful debts	(1,729)	(1,724)	(1,554)	(1,434)
Total net loans	195,589	182,471	160,473	135,870

(1)          Real estate mortgage loans and instalment loans and other personal lending as at 30 September 2005 included a total of $1.9 billion of personal lending to the agricultural sector (2004 $1.8 billion, 2003 $1.6 billion, 2002 $1.3 billion).  In addition, $1.6 billion of finance had been provided to the agricultural sector (2004 $1.6 billion, 2003 $1.3 billion, 2002 $1.2 billion) in the form of acceptances which are excluded from the above table.

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

Other financial information

Provisions for bad and doubtful debts

	Consolidated AGAAP
	2005	2004	2003	2002
	$m	$m	$m	$m
General provision
Balance at beginning of year	1,487	1,393	1,162	1,294
Charge to net profit(1)	382	414	485	461
Transfer to specific provisions	(70)	(131)	(53)	(172)
Recoveries of debts previously written off	86	73	74	84
Write-offs	(307)	(274)	(275)	(379)
Provisions of controlled entities/businesses (disposed)/acquired	—	—	—	(133)
Exchange rate and other adjustments	(48)	12	—	7
Balance at year end(2)	1,530	1,487	1,393	1,162
Specific provisions
Balance at beginning of year	237	161	272	307
Transfer from/(to) general provision:
New specific provisions	170	174	136	303
Specific provisions no longer required	(100)	(43)	(83)	(131)
	70	131	53	172
Write-offs	(110)	(50)	(135)	(162)
Provisions of controlled entities/businesses (disposed)/acquired	—	—	—	(32)
Exchange rate and other adjustements	2	(5)	(29)	(13)
Balance at year end	199	237	161	272
Total provisions for bad and doubtful debts	1,729	1,724	1,554	1,434

(1)          The 2005 charge to net profit of $382 million represented an 8% decrease over the 2004 charge of $414 million and was down 21% from 2003. The coverage ratio of total provisions (specific and general) to total impaired assets at 30 September 2005 increased to 354% from 253% as at 30 September 2004 and 254% as at 30 September 2003.

(2)          This included a provision for off-balance sheet credit related commitments for the Group $179 million (2004 $201 million, 2003 $219 million, 2002 $207 million).

	Consolidated AGAAP
	2005		2004		2003		2002
	$m	%	$m	%	$m	%	$m	%
Specific provisions by type of customer
Australia
Agriculture, forestry and fishing	2	0.1	5	0.3	3	0.2	1	0.1
Commercial and financial	134	7.7	164	9.5	67	4.3	96	6.7
Real estate - construction	1	0.1	4	0.2	—	—	3	0.2
Real estate - mortgage	5	0.3	2	0.1	2	0.1	1	0.1
Instalment loans and other personal lending	16	0.9	8	0.5	5	0.3	5	0.3
Total Australia	158	9.1	183	10.6	77	4.9	106	7.4
New Zealand
Agriculture, forestry and fishing	1	0.1	2	0.1	1	0.1	—	—
Commercial and financial	8	0.5	3	0.2	2	0.1	7	0.5
Real estate - mortgage	5	0.3	—	—	1	0.1	—	—
Instalment loans and other personal lending	4	0.2	2	0.1	3	0.2	6	0.4
Total New Zealand	18	1.1	7	0.4	7	0.5	13	0.9
Other overseas
Agriculture, forestry and fishing	—	—	1	0.1	1	0.1	1	0.1
Commercial and financial	22	1.2	43	2.5	74	4.8	149	10.4
Real estate - construction	—	—	—	—	—	—	—	—
Real estate - mortgage	—	—	—	—	—	—	1	0.1
Instalment loans and other personal lending	1	0.1	3	0.1	2	0.1	2	0.1
Total other overseas	23	1.3	47	2.7	77	5.0	153	10.7
Total overseas	41	2.4	54	3.1	84	5.5	166	11.6
Total specific provisions	199	11.5	237	13.7	161	10.4	272	19.0
Total general provision	1,530	88.5	1,487	86.3	1,393	89.6	1,162	81.0
Total provisions	1,729	100.0	1,724	100.0	1,554	100.0	1,434	100.0

Other financial information

The following tables show the movements in the balance of provisions for bad and doubtful debts, details of loans written off and recoveries of loans written off by customer and geographic category for 2005, 2004, 2003 and 2002:

	Consolidated AGAAP
	2005	2004	2003	2002
	$m	$m	$m	$m
Balance of provisions for bad and doubtful debts
Balance at beginning of year	1,724	1,554	1,434	1,601
Net write-offs and recoveries	(331)	(251)	(336)	(457)
Charge to operating profit	382	414	485	461
Provisions of controlled entities/businesses (disposed)/acquired	—	—	—	(165)
Exchange rate and other adjustments	(46)	7	(29)	(6)
Balance of provisions for bad and doubtful debts at year end	1,729	1,724	1,554	1,434
Write-offs and recoveries
Write-offs
Australia
Agriculture, forestry and fishing	(4)	(2)	(2)	(2)
Commercial and financial(1)	(113)	(35)	(89)	(148)
Real estate - construction	(4)	(2)	(1)	(1)
Real estate - mortgage	(3)	(4)	(7)	(11)
Instalment loans and other personal lending	(251)	(212)	(208)	(294)
Total Australia	(375)	(255)	(307)	(456)
New Zealand
Agriculture, forestry and fishing	—	(4)	—	—
Commercial and financial(1)	—	(2)	(4)	(2)
Real estate - construction	(2)	—	—	—
Real estate - mortgage	—	(2)	—	(9)
Instalment loans and other personal lending	(30)	(29)	(42)	(49)
Total New Zealand	(32)	(37)	(46)	(60)
Total other overseas	(10)	(32)	(57)	(25)
Total write-offs	(417)	(324)	(410)	(541)
Recoveries
Australia
Agriculture, forestry and fishing	—	—	—	—
Commercial and financial(1)	11	8	2	7
Real estate - construction	—	—	—	—
Real estate - mortgage	—	—	2	—
Instalment loans and other personal lending	59	46	48	63
Australia	70	54	52	70
New Zealand	14	15	22	11
Other overseas	2	4	—	3
Total recoveries	86	73	74	84
Net write-offs and recoveries	(331)	(251)	(336)	(457)

(1)   Lease finance write-offs and recoveries, which are not significant, were included in the ‘commercial and financial’ category.

Impaired assets

	Consolidated AGAAP
	2005	2004	2003	2002
	$m	$m	$m	$m
Australia
Non-accrual assets:
Gross	287	314	320	300
Specific provisions	(151)	(150)	(76)	(105)
Net	136	164	244	195
Restructured loans:
Gross	24	62	3	3
Specific provisions	(7)	(33)	(1)	(1)
Net	17	29	2	2
Net Australian impaired assets	153	193	246	197
New Zealand
Non-accrual assets:
Gross	73	55	63	79
Specific provisions	(18)	(7)	(7)	(13)
Net	55	48	56	66
Restructured loans:
Gross	—	—	—	—
Specific provisions	—	—	—	—
Net	—	—	—	—
Net New Zealand impaired assets	55	48	56	66
Other overseas
Non-accrual assets:
Gross	61	141	214	269
Specific provisions	(20)	(37)	(76)	(148)
Net	41	104	138	121
Restructured loans:
Gross	44	109	12	28
Specific provisions	(3)	(10)	(1)	(5)
Net	41	99	11	23
Net other overseas impaired assets	82	203	149	144
Total net impaired assets(1)	290	444	451	407
Accruing items past due 90 days (with adequate security):
Australia	240	213	139	116
New Zealand	34	29	171	213
Other overseas	7	30	29	6
Total	281	272	339	335
Interest received for the year on the above non-accrual and restructured assets was:
Australia	6	3	5	5
New Zealand	3	3	2	4
Other overseas	4	7	8	7
Total	13	13	15	16
Interest forgone for the year on the above non-accrual and restructured assets was estimated at:
Australia	14	19	30	38
New Zealand	1	1	2	3
Other overseas	3	6	7	6
Total	18	26	39	47

(1)   This includes impaired items in respect of derivative financial instruments and unrecognised contingent commitments of $23 million as at 30 September 2005 (2004 $81 million, 2003 $31 million, 2002 $32 million).

Investment securities

	Consolidated AGAAP
	2005		2004
	Book	Market	Book	Market
	Value	Value	Value	Value
	$m	$m	$m	$m
Listed securities
Australian debt securities	2	2	2	2
Overseas public securities	14	14	13	13
Overseas debt securities	97	92	385	384
Total listed securities	113	108	400	399
Unlisted securities
Australian debt securities:
Mortgage backed securities	333	334	590	590
Other debt securities	116	117	234	236
Overseas public securities	122	122	96	94
Overseas debt securities	1,744	1,905	2,394	2,527
Total unlisted securities	2,315	2,478	3,314	3,447
Total investment securities	2,428	2,586	3,714	3,846

Other than securities issued by the Australian Commonwealth or State Governments, the Group held no trading and investment securities of a single issuer, the book value of which, in aggregate, exceeded 10% of total equity as at 30 September 2005 (2004 nil).

The following table shows the maturities of the Group’s investment securities and the weighted average carrying yield for each range of investment securities as at 30 September 2005 and 2004. There were no tax-exempt securities.

										Weighted
			Between 1		Between 5					Average
	Less Than 1 Year		and 5 Years		and 10 Years		Over 10 Years		Total	Rate
	$m	%	$m	%	$m	%	$m	%	$m	%
2005 Book value
Australian debt securities:
Mortgage backed securities	55	6.6	278	6.0	—	—	—	—	333	6.2
Other debt securities	—	—	118	6.6	—	—	—	—	118	6.6
Overseas public securities	136	5.4	—	—	—	—	—	—	136	5.4
Overseas debt securities	87	5.2	1,743	6.4	—	—	11	10.5	1,841	6.2
Total book value by maturity	278	5.5	2,139	6.3	—	—	11	10.5	2,428	6.2
Total market value by maturity	271		2,307				8	2,586
2004 Book value
Australian debt securities:
Mortgage backed securities	144	5.6	446	5.7	—	—	—	—	590	5.7
Other debt securities	59	5.5	177	5.4	—	—	—	—	236	5.4
Overseas public securities	106	9.0	3	3.4	—	—	—	—	109	9.0
Overseas debt securities	440	2.2	2,228	6.1	102	3.4	9	3.5	2,779	5.4
Total book value by maturity	749	4.3	2,854	6.0	102	3.4	9	3.5	3,714	5.6
Total market value by maturity	745		2,990		102		9		3,846

Deposits and short-term borrowings

The following table shows average balances and average rates in each of the two years for major categories of deposits:

	Consolidated AGAAP
	2005		2004
	Average	Average	Average	Average
	Balance	Rate	Balance	Rate
	$m	%	$m	%
Australia
Non-interest bearing, repayable at call	3,650	—	3,769	—
Certificates of deposit	26,649	5.4	24,261	5.3
Other interest bearing at call	56,919	3.8	52,841	3.5
Other interest bearing term	24,065	5.3	22,471	4.9
Total Australia	111,283		103,342
Overseas
Non-interest bearing, repayable at call	2,110	—	1,649	—
Certificates of deposit	5,728	5.2	5,845	3.3
Other interest bearing at call	8,445	4.1	7,794	3.0
Other interest bearing term	19,340	5.4	18,380	4.3
Total overseas	35,623		33,668

Certificates of deposit issued by Westpac in Australia represent negotiable certificates of deposit and transferable certificates of deposit.  Negotiable certificates of deposit are negotiable securities with minimum denominations of $50,000 and are normally issued with terms to maturity of 30 days to one year.  Transferable certificates of deposit are longer term fixed rate instruments with minimum denominations of $100,000 and are normally issued with terms to maturity of three to five years.  As at 30 September 2005, negotiable certificates of deposit on issue totalled $23.8 billion (2004 $27.1 billion) and transferable certificates of deposit on issue totalled $0.6 billion (2004 $1.4 billion).

Certificates of deposit issued by Westpac in New Zealand are registered certificates of deposit.  There are no minimum denominations and they are normally issued with terms to maturity of up to one year.  As at 30 September 2005, the total amount of certificates of deposit greater than US$100,000 is A$3.5 billion (2004 A$3.1 billion).

Other overseas certificates of deposit issued by Westpac principally consist of US dollar certificates of deposit issued by the New York branch.  The US dollar certificates of deposit are usually fixed rate instruments with minimum denominations of US$100,000 and are generally issued for terms of one to 13 months.  As at 30 September 2005, the total amount of certificates of deposit greater than US$100,000 is A$0.9 billion (2004 A$2.4 billion).

Other interest bearing deposits principally comprise interest bearing cheque and savings and call and time deposits obtained through and administered by Westpac’s branch network.

Maturity profile of certificates of deposit greater than US$100,000.

			Consolidated
			Between 6
	Less than 3	Between 3 and	Months and
	Months	6 Months	1 Year	Over 1 Year	Total
	$m	$m	$m	$m	$m
2005
Certificates of deposit greater than US$100,000	16,760	5,876	1,091	700	24,427
2004
Certificates of deposit greater than US$100,000	24,216	3,297	1,161	73	28,747

	Consolidated AGAAP
(in $millions unless otherwise stated)	2005	2004
	$m	$m
Short term borrowings
US commercial paper
Maximum amount outstanding	16,619	13,982
Approximate average amount outstanding for the year	14,786	10,971
Approximate weighted average interest rate on:
Average amount outstanding	2.0%	1.2%
Outstanding at year end	3.7%	1.6%
Euro commercial paper
Maximum amount outstanding at any month end	5,037	5,579
Approximate average amount outstanding	4,239	4,659
Approximate weighted average interest rate on:
Average amount outstanding	3.0%	2.7%
Outstanding at year end	4.3%	2.8%

Average balances and related interest

The following table lists the average balances and related interest for the major categories of the Group’s interest earning assets and interest bearing liabilities.  Averages used are predominantly daily averages:

	Consolidated AGAAP
	2005			2004
	Balance	Interest(1)	Rate	Balance	Interest(1)	Rate
	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Due from other financial institutions:
Australia	4,543	268	5.9	4,324	255	5.9
New Zealand	1,996	123	6.2	1,404	74	5.3
Other overseas	3,073	93	3.0	3,488	101	2.9
Investment and trading securities:
Australia	8,932	481	5.4	7,802	379	4.9
New Zealand	1,345	85	6.3	1,184	63	5.3
Other overseas	2,052	179	8.7	2,396	191	8.0
Regulatory deposits with central banks:
Other overseas	448	12	2.7	468	6	1.3
Loans and other receivables:
Australia	157,681	11,190	7.1	142,339	9,796	6.9
New Zealand	34,480	2,673	7.8	30,577	2,172	7.1
Other overseas	1,925	147	7.6	1,883	103	5.5
Impaired loans:
Australia	338	6	1.8	291	3	1.0
New Zealand	55	3	5.5	57	3	5.3
Other overseas	172	4	2.3	246	7	2.8
Intragroup receivable:
Other overseas	27,220	919	3.4	23,001	452	2.0
Interest earning assets and interest income including intragroup	244,260	16,183	6.6	219,460	13,605	6.2
Intragroup elimination	(27,220)	(919)		(23,001)	(452)	2.0
Total interest earning assets and interest income	217,040	15,264	7.0	196,459	13,153	6.7
Non-interest earning assets
Cash, due from other financial institutions and regulatory deposits	1,399			1,574
Life insurance assets	13,167			12,423
All other assets	19,257			23,708
Provisions for bad and doubtful debts:
Australia	(1,435)			(1,310)
New Zealand	(266)			(235)
Other overseas	(42)			(85)
Total non-interest earning assets	32,080			36,075
Acceptances of customers:
Australia	5,235			4,502
Total assets	254,355			237,036

(1)   The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax.  The net interest income in the average balance sheet is presented on a tax equivalent basis.  This increased 2005 net interest income by $183 million (2004 $222 million) comprised of a 2005 interest income benefit of $151 million (2004 $214 million) and a 2005 interest expense benefit of $32 million (2004 $8 million).

Financial report

For the year ended 30 September 2006

Annual financial report 2006

Financial statements

Income statements

Balance sheets

Statements of recognised income and expense

Cash flow statements

Notes to the financial statements

Note 1	Summary of significant accounting policies
Note 2	Income from operating activities
Note 3	Net interest income
Note 4	Non-interest income
Note 5	Operating expenses
Note 6	Income tax
Note 7	Dividends
Note 8	Earnings per share
Note 9	Due from other financial institutions
Note 10	Trading securities and other financial assets designated at fair value
Note 11	Available-for-sale securities
Note 12	Loans
Note 13	Provisions for impairment losses on loans
Note 14	Non-performing loans
Note 15	Goodwill and other intangible assets
Note 16	Property, plant and equipment
Note 17	Deferred tax assets
Note 18	Other assets
Note 19	Due to other financial institutions
Note 20	Deposits
Note 21	Trading liabilities and other financial liabilities designated at fair value
Note 22	Deferred tax liabilities
Note 23	Provisions
Note 24	Other liabilities
Note 25	Debt issues and loan capital
Note 26	Equity
Note 27	Share-based payments
Note 28	Capital adequacy
Note 29	Maturity analysis
Note 30	Average balances and related interest
Note 31	Financial risk management and hedging activities
Note 32	Credit risk concentrations
Note 33	Derivative financial instruments
Note 34	Interest rate risk
Note 35	Fair value of financial assets and liabilities
Note 36	Group segment information
Note 37	Auditors’ remuneration
Note 38	Expenditure commitments
Note 39	Superannuation commitments
Note 40	Contingent liabilities and credit commitments
Note 41	Trust activities
Note 42	Group entities
Note 43	Other group investments
Note 44	Related party disclosures
Note 45	Director and other key management personnel disclosures
Note 46	Notes to the cash flow statements
Note 47	Events subsequent to balance date
Note 48	Explanation of transition to A-IFRS
Note 49	Reconciliation with US Generally Accepted Accounting Principles
Note 50	Detailed statements of changes in shareholders’ equity

Statutory statements

Directors’ declaration

Independent audit report to the members of Westpac Banking Corporation

Report of independent registered public accounting firm

Income statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
		2006	2005	2006	2005
	Note	$m	$m	$m	$m
Interest income	3	18,091	15,544	17,763	15,595
Interest expense	3	(12,449)	(10,285)	(12,547)	(10,966)
Net interest income		5,642	5,259	5,216	4,629
Non-interest income	4	3,575	3,454	3,342	2,524
Net operating income		9,217	8,713	8,558	7,153
Operating expenses	5	(4,295)	(4,159)	(3,905)	(3,858)
Impairment losses on loans	13	(375)	(382)	(375)	(431)
Profit before income tax		4,547	4,172	4,278	2,864
Income tax expense	6	(1,422)	(1,223)	(919)	(645)
Net profit for the year		3,125	2,949	3,359	2,219
Profit attributable to minority interests		(54)	(251)	—	—
Net profit attributable to equity holders of Westpac Banking Corporation		3,071	2,698	3,359	2,219
Earnings (in cents) per share
Basic	8	167.2	148.9
Diluted	8	165.7	147.2

The above income statements should be read in conjunction with the accompanying notes.

The adoption of A-IFRS on 1 October 2005 has resulted in changes to the Group’s accounting policies.  As explained in Note 1 under the heading ‘First-time Adoption of Australian Equivalents to International Financial Reporting Standards’ certain disclosures for this period may not be presented consistently with prior reported periods.  Refer to Note 48 for an explanation of the A-IFRS transition adjustments.

A summary of significant adjustments to net profit attributable to equity holders of Westpac Banking Corporation, total equity, total assets and total liabilities that would be required if US GAAP had been applied is disclosed in Note 49.

Balance sheets as at 30 September
Westpac Banking Corporation

		Consolidated		Parent Entity
		2006	2005	2006	2005
	Note	$m	$m	$m	$m
Assets
Cash and balances with central banks	46	2,478	2,853	1,807	2,391
Due from other financial institutions	9	12,865	14,355	6,029	8,285
Derivative financial instruments	33	10,311	9,944	10,010	9,340
Trading securities	10	13,560	12,036	13,603	12,236
Other financial assets designated at fair value	10	3,282		584
Available-for-sale securities	11	969		156
Investment securities	11		2,428		656
Loans	12	234,484	198,286	233,320	192,869
Acceptances of customers			4,864		5,143
Life insurance assets		14,281	13,595	—	—
Regulatory deposits with central banks overseas		465	347	441	325
Due from subsidiaries		—	—	9,836	17,590
Investments in subsidiaries		—	—	4,605	4,528
Goodwill and other intangible assets	15	2,952	2,957	1,701	1,661
Property, plant and equipment	16	466	379	352	259
Deferred tax assets	17	653	820	683	939
Other assets	18	2,812	3,399	2,287	2,652
Total assets		299,578	266,263	285,414	258,874
Liabilities
Due to other financial institutions	19	12,051	10,654	6,301	7,016
Deposits at fair value	20	33,286		33,286
Deposits at amortised cost	20	134,455	149,252	133,495	149,052
Derivative financial instruments	33	9,342	10,514	9,491	10,406
Trading liabilities and other financial liabilities designated at fair value	21	7,497	3,154	2,829	3,046
Debt issues	25	61,476	48,754	53,035	22,559
Acceptances			4,864		5,143
Current tax liabilities		301	306	296	313
Deferred tax liabilities	22	—	20	—	136
Life insurance liabilities		13,476	11,717	—	—
Due to subsidiaries		—	—	21,966	38,631
Provisions	23	868	651	758	558
Other liabilities	24	4,771	5,270	3,636	3,814
Total liabilities excluding loan capital		277,523	245,156	265,093	240,674
Loan Capital
Subordinated bonds, notes and debentures	25	4,107	3,702	5,436	3,702
Subordinated perpetual notes	25	521	512	521	512
Trust Preferred Securities	25	1,329		—
Total loan capital		5,957	4,214	5,957	4,214
Total liabilities		283,480	249,370	271,050	244,888
Net assets		16,098	16,893	14,364	13,986
Shareholders’ equity
Share capital:
Ordinary share capital	26	5,519	5,296	5,519	5,296
Treasury shares	26	(51)	(61)	(8)	(5)
Reserves	50	186	46	130	(3)
Retained profits	50	8,532	8,280	6,835	6,214
Convertible debentures	26	—	—	1,888	2,484
Total equity attributable to equity holders of Westpac Banking Corporation		14,186	13,561	14,364	13,986
Minority interests	26	1,912	3,332	—	—
Total shareholders’ equity and minority interest		16,098	16,893	14,364	13,986
Contingent liabilities and credit commitments	40

The above balance sheets should be read in conjunction with the accompanying notes.

The adoption of A-IFRS on 1 October 2005 has resulted in changes to the Group’s accounting policies.  As explained in Note 1 under the heading ‘First-time Adoption of Australian Equivalents to International Financial Reporting Standards’ certain disclosures for this period may not be presented consistently with prior reported periods.  Refer to Note 48 for an explanation of the A-IFRS transition adjustments.

A summary of significant adjustments to net profit attributable to equity holders of Westpac Banking Corporation, total equity, total assets and total liabilities that would be required if US GAAP had been applied is disclosed in Note 49.

Statements of recognised income and expense for the years ended 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
		2006	2005	2006	2005
	Note	$m	$m	$m	$m

Gains/(losses) on available-for-sale securities:
Recognised in equity	50	57		41
Transferred to the income statement	50	(35)		(18)
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	50	(42)		(42)
Transferred to the income statement	50	(36)		(36)
Exchange differences on translation of foreign operations	50	26	(96)	22	(145)
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	50	(7)		(7)
Cash flow hedging reserve	50	25		25
Foreign currency translation reserve	50	13	—	13	—
Net income recognised directly in equity		1	(96)	(2)	(145)
Profit attributable to equity holders		3,125	2,949	3,359	2,219
Total net income recognised for the year		3,126	2,853	3,357	2,074
Attributable to:
Members of the parent		3,072	2,602	3,357	2,074
Minority interests		54	251	—	—
Total net income recognised for the year		3,126	2,853	3,357	2,074
Effect of adoption of A-IFRS standards applied on 1 October 2005
Attributable to:
Equity holders of Westpac Banking Corporation			26		170
Minority interests			(2,173)		(1,347)

The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

The adoption of A-IFRS on 1 October 2005 has resulted in changes to the Group’s accounting policies.  As explained in Note 1 under the heading ‘First-time Adoption of Australian Equivalents to International Financial Reporting Standards’ certain disclosures for this period may not be presented consistently with prior reported periods.  Refer to Note 48 for an explanation of the A-IFRS transition adjustments.

A summary of significant adjustments to net profit attributable to equity holders of Westpac Banking Corporation, total equity, total assets and total liabilities that would be required if US GAAP had been applied is disclosed in Note 49.

Cash flow statements for the years ended 30 September

Westpac Banking Corporation

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Cash flows from operating activities
Interest received	17,944	15,483	17,896	15,494
Interest paid	(12,412)	(10,041)	(12,408)	(10,896)
Dividends received excluding life business	9	28	1,056	329
Other non-interest income received	2,587	3,100	1,992	2,005
Operating expenses paid	(3,364)	(3,949)	(2,492)	(3,640)
Net (increase)/decrease in trading and fair value assets	(3,268)	119	(1,624)	(876)
Net increase/(decrease) in trading and fair value liabilities	943	(674)	(222)	(2,171)
Net increase in derivative financial instruments	(2,488)	(1,829)	(2,844)	(697)
Income tax paid excluding life business	(1,328)	(751)	(962)	(312)
Life business:
Receipts from policyholders and customers	2,754	2,560	—	—
Interest and other items of similar nature	55	93	—	—
Dividends received	980	706	—	—
Payments to policyholders and suppliers	(3,371)	(2,461)	—	—
Income tax paid	(69)	(94)	—	—
Net cash (used in)/provided by operating activities	(1,028)	2,290	392	(764)
Cash flows from investing activities
Proceeds from available-for-sale securities (2005: investment securities)	281	130	169	130
Proceeds from matured/disposed available-for-sale securities (2005: investment securities)	579	1,564	88	1,201
Purchase of available-for-sale securities (2005: investment securities)	(1,198)	(598)	(209)	(292)
Net (increase)/decrease in:
Due from other financial institutions	1,488	(995)	2,242	(836)
Loans	(29,422)	(16,108)	(32,174)	(16,420)
Life insurance assets	107	(62)	—	—
Regulatory deposits with central banks overseas	(117)	143	(123)	211
Other assets	(315)	(1,664)	(959)	1,614
Due from controlled entities	—	—	4,707	6,748
Investments in controlled entities	—	—	(77)	577
Purchase of intangible assets	(220)	(294)	(249)	(213)
Purchase of property, plant and equipment	(225)	(128)	(198)	(111)
Proceeds from disposal of property, plant and equipment	23	27	19	19
Proceeds from disposal of other investments		41		40
Controlled entities and businesses disposed, net of cash held	120	545	120	—
Net cash used in investing activities	(28,899)	(17,399)	(26,644)	(7,332)
Cash flows from financing activities
Issue of loan capital	704	1,401	708	1,401
Redemption of loan capital	(420)	(1,396)	(420)	(1,396)
Proceeds from issue of shares	33	191	33	191
Proceeds from issue of 2006 TPS (net of issue costs $12 million)	751	—	751	—
Redemption of perpetual capital notes	—	—	—	(511)
Buy-back of ordinary shares and NZ Class shares	(1,003)	(1)	(1,003)	—
Net increase/(decrease) in:
Due to other financial institutions	1,315	3,894	(710)	1,948
Deposits and public borrowings	17,547	4,294	18,209	25
Debt issues	12,532	8,499	25,672	1,553
Other liabilities	(249)	(25)	980	(579)
Due to controlled entities	—	—	(16,872)	6,949
Purchase of treasury shares	(17)	(18)	(3)	—
Sale of treasury shares	27	7	—	—
Payment of dividends	(1,628)	(1,241)	(1,697)	(1,413)
Payment of dividends to minority interests	(54)	(161)	—	—
Net cash provided by financing activities	29,538	15,444	25,648	8,168
Net increase in cash and cash equivalents	(389)	335	(600)	72
Effect of exchange rate changes on cash and cash equivalents	14	(7)	16	3
Cash and cash equivalents as at the beginning of the year	2,853	2,525	2,391	2,316
Cash and cash equivalents as at the end of the year	2,478	2,853	1,807	2,391

The above cash flow statements should be read in conjunction with the accompanying notes.

The adoption of A-IFRS on 1 October 2005 has resulted in changes to the Group’s accounting policies.  As explained in Note 1 under the heading ‘First-time Adoption of Australian Equivalents to International Financial Reporting Standards’ certain disclosures for this period may not be presented consistently with prior reported periods.  Refer to Note 48 for an explanation of the A-IFRS transition adjustments.

Notes to the financial statements

Note 1. Summary of significant accounting policies

a.      Basis of accounting

(i)     General

This general purpose financial report has been prepared in accordance with the requirements for an authorised deposit-taking institution under the Banking Act 1959 (as amended), A-IFRS, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act.

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

This financial report is the first Westpac annual financial report to be prepared in accordance with A-IFRS. Westpac’s parent entity financial statements comply with A-IFRS. Westpac’s consolidated financial statements and notes comply with A-IFRS and International Financial Reporting Standards.

Financial statements of Westpac until 30 September 2005 had been prepared in accordance with previous AGAAP. AGAAP differs in certain respects from A-IFRS. When preparing the financial report for the year ended 30 September 2006, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with A-IFRS. With the exception of changes related to financial instruments and insurance applicable from 1 October 2005, the comparative figures are reclassified to reflect these adjustments.

Reconciliations and descriptions of the effect of transition from previous AGAAP to A-IFRS on the Group’scome are contained in Note 48.

This financial report also includes additional disclosures required by the United States Securities and Exchange Commission in respect of foreign registrants.

(ii)    First-time Adoption of Australian Equivalents to International Financial Reporting Standards

AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards (AASB 1) has been applied in preparing these financial statements.

Westpac has made the following elections in accordance with AASB 1:

•      Not to apply AASB 3: Business Combinations retrospectively to any past business combinations (business combinations that occurred before the date of transition to A-IFRS).

•      Not to use previous AGAAP revaluations of premises and sites before the date of transition to A-IFRS as deemed cost. Accordingly, Westpac has reclassified previously revalued items of premises and sites to the lower of historic cost and recoverable amount as at the date of transition to A-IFRS.

•      To deem the cumulative translation differences for all foreign operations to be zero at the date of transition to A-IFRS (refer Note 1 (a)(vi)).

•      To recognise all cumulative superannuation plan actuarial gains and losses at the date of transition to A-IFRS and to early adopt AASB 119 (issued June 2005) and use the ‘corridor’ approach for subsequent actuarial gains and losses.

•      To apply AASB 2: Share Based Payment retrospectively for all options and performance share rights not yet vested as at the date of transition to A-IFRS, even if granted on or before 7 November 2002.

•      Not to apply AASB 7: Financial Instruments Disclosures (August 2005) replacing the presentation requirements of financial instruments in AASB 132. AASB 7 is applicable for annual reporting periods beginning on or after 30 January 2007.

•      To prepare comparative information that does not comply with AASB 132: Financial Instruments: Presentation and Disclosure (AASB 132), AASB 139: Financial Instruments: Recognition and Measurement (AASB 139), AASB 4: Insurance Contracts (AASB 4), AASB 1023: General Insurance Contracts (issued July 2004) (AASB 1023) and AASB 1038: Life Insurance Contracts (issued July 2004) (AASB 1038). Accordingly, the AGAAP basis of accounting used in the previous year has been applied to financial instruments within the scope of AASB 139 and AASB 132 and insurance contracts within the scope of AASB 4, AASB 1023 and AASB 1038 for comparative information.

The accounting policies have been consistently applied by the Group to all years presented in these financial statements and in preparing an opening A-IFRS balance sheets as at 1 October 2004 for the purpose of transition to A-IFRS, except for the adoption of AASB 132, AASB 139, AASB 4, AASB 1023 and AASB 1038. The date of transition to these standards was 1 October 2005.

(iii)   Early adoption of Standards

Westpac has elected to apply AASB 119: Employee Benefits (issued June 2005) to the annual reporting period beginning 1 October 2005 and AASB 139: Financial Instruments: Recognition and Measurement (issued January 2005) to the annual reporting period beginning 1 October 2005.

(iv)   Historical cost convention

The financial report has been prepared under the historical cost convention, as modified by applying fair value accounting to available-for-sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

(v)     Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries (including special purpose entities) controlled by Westpac and the results of all subsidiaries. Westpac and its subsidiaries are referred to collectively as the ‘Group’. The affects of all transactions between entities in the Group are eliminated. Control exists when the parent entity has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account.

Subsidiaries are fully consolidated from the date on which control commences and they are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer Note 1(e)). The interest of minority shareholders is stated at the minority’sproportion of the net profit and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly, by Westpac Banking Corporation (Westpac). Any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of Westpac.

(vi)   Foreign Currency Translation

a.     Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars. All amounts are expressed in Australian dollars except where otherwise indicated.

b.     Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at balance date exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except where deferred in equity as qualifying cash flow hedges or qualifying net investment hedges (refer to Note 1(i)(i)).

Translation differences on non-monetary items classified as available-for-sale financial assets are included in the available-for-sale securities reserve in equity.

c.     Group companies

Assets and liabilities of overseas branches and subsidiaries that have a functional currency other than the Australian dollar are translated at exchange rates prevailing on the balance date. Income and expenses are translated at average exchange rates prevailing during the period. Other equity balances are translated at historical exchange rates. Exchange differences that have arisen since 1 October 2004, the date of transition to A-IFRS, are recognised as a separate component of equity in the foreign currency translation reserve.

On consolidation, exchange differences arising from the translation of borrowings and other currency instruments designated as hedges and the net investment in overseas branches and subsidiaries are reflected in the foreign currency translation reserve. When a foreign operation is sold or borrowings are repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale or repayment of borrowing.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

b.     Revenue recognition

(i)    Interest income

Interest income for all interest earning financial assets is recognised in the income statement using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, cash flows are estimated based upon all contractual terms of the financial instrument (for example, prepayment options) but do not consider future credit losses. The calculation includes all fees and other amounts paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Interest relating to impaired loans is recognised using the loan’s original effective interest rate. This rate is also used to discount the future cash flows for the purpose of measuring the impairment loss.

(ii)   Dividends on redeemable preference share finance

Dividend income on redeemable preference share finance is included as part of interest income and is recorded in the income statement on an effective interest basis.

(iii)  Leasing

Finance leases are accounted for under the net investment method whereby income recognition is based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease and is included as part of interest income.

(iv)  Fee income

Fees and commissions are generally recognised on an accrual basis over the period during which the service is performed. All fees relating to the successful origination or settlement of a loan (together with the related direct costs) are deferred and recognised as an adjustment to the effective interest rate on the loan. Portfolio and other management advisory and service fees are recognised based on the applicable service contracts, usually on a time proportionate basis. Asset management fees related to investment funds are recognised over the period the service is provided. The same principle is applied for wealth management, financial planning and custody services that are continuously provided over an extended period of time.

(v)       Net trading income

Net trading income includes realised and unrealised gains and losses from trading assets and trading liabilities (including all derivatives except those that are designated as hedging instruments).

(vi)      Other dividend income

Other dividend income is recorded as non-interest income as declared.

(vii)     Gain or loss on sale of property, plant and equipment

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset, and is recognised as non-interest income.

c.         Expense recognition

(i)        Interest expense

Interest expense, including premiums or discounts and associated issue expenses incurred on the issue of securities, is recognised in the income statement for all financial liabilities using the effective interest method (refer to Note 1(b)(i)).

(ii)       Losses on loans and receivables carried at amortised cost

The charge recognised in the income statement for losses on loans and receivables carried at amortised cost reflects the net movement in the provisions for individually assessed and collectively assessed loans, write-offs and recoveries of losses previously written-off.

(iii)      Leasing

Operating lease payments are recognised in the income statement as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the benefit received. Incentives received on entering into operating leases are recorded as liabilities and amortised as a reduction of rental expense over the lease term on a straight-line basis.

(iv)      Commissions and other fees

External commissions and other costs paid to acquire loans are capitalised and amortised using the effective interest method (refer Note 1(b)(i)). All other fees and commissions are recognised in the income statement over the period which the related service is consumed.

(v)       Wealth management acquisition costs

Acquisition costs are the variable costs of acquiring new business principally in relation to the Group’s life insurance funds management business.

Managed investment acquisition costs

Deferred acquisition costs associated with the retail funds management business are costs that are directly incremental to the acquisition of new business. These costs are recorded as an asset and are amortised in the income statement on the same basis as the recognition of related revenue.

Life insurance acquisition costs

Deferred acquisition costs associated with life insurance business are costs that are incremental to the acquisition of new business. These costs are recorded as an asset and are amortised in the income statement on the same basis as the recognition of related revenue.

(vi)      Share-based payment

Certain employees are entitled to participate in option and share ownership schemes.

Options and performance share rights

The fair value of options and performance share rights provided to employees as share-based payment is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and is recognised over the expected vesting period during which the employees would become entitled to exercise the option or performance share right.

The fair value of options and performance share rights is estimated at grant date using a Binomial/Monte Carlo simulation pricing model incorporating the vesting and performance hurdle features of the grants. The fair value of the options and performance share rights excludes the impact of any non-market vesting conditions such as participants’ continued employment by the Group. The non-market vesting conditions are included in assumptions used when determining the number of options and performance share rights expected to become exercisable for which an expense is recognised. At each reporting date these assumptions are revised and the expense recognised each year takes into account the most recent estimates.

Employee share plan

The value of shares expected to be issued to employees for no consideration under the employee share plan is recognised as an expense over the financial year. The fair value of any ordinary shares issued to satisfy the obligation to employees is recognised as a separate component of equity, or if purchased on market, the obligation to employees is satisfied by delivering shares that have been purchased on market.

d.     Income tax

Income tax expense on the profit for the year comprises current tax and the movement in deferred tax balances.

Current tax is the expected tax payable on the taxable income for the financial year using tax rates that have been enacted or substantively enacted for each jurisdiction at the balance date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding amounts used for taxation purposes. Deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill, the initial recognition (other than in a business combination) of assets and liabilities that affect neither accounting nor taxable profit, or differences relating to investments in subsidiaries to the extent that they will probably not reverse in the future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that have been enacted or substantively enacted for each jurisdiction at the balance date that are expected to apply when the liability is settled or the asset is realised.

Current and deferred tax attributable to amounts recognised directly in equity are also recognised directly in equity.

Except as noted above, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. For presentation purposes deferred tax assets and deferred tax liabilities have been offset where they relate to income taxes levied by the same taxation authority on the same taxable entity in Group.

e.     Acquisitions of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the Group’s incremental borrowing rate.

f.      Assets

(i)    Financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale securities. Management determines the classification of its financial assets at initial recognition.

•      Financial assets at fair value through profit or loss

This category has two sub-categories: firstly financial assets held for trading and secondly those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling it in the near term, if it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit taking, if it is a derivative that is not a designated hedging instrument, or if so designated on acquisition by management, in accordance with conditions set out in f(i)(e).

•      Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

•      Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity.

•      Available-for-sale securities

Available-for-sale securities are those non-derivative financial assets that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments.

Recognition of financial assets

Purchases and sales of financial assets at fair value through profit or loss, held-to-maturity and available-for-sale are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Loans are recognised when cash is advanced to the borrowers. Financial assets at fair value through profit or loss are recognised initially at fair value. All other financial assets are recognised initially at fair value plus directly attributable transaction costs. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or where the Group has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets and financial assets through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of financial assets at fair value through profit or loss are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognised directly in equity, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the right to receive payment is established and interest on debt instruments is recognised using the effective interest method.

The fair values of quoted investments in active markets are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

a.     Cash and balances with central banks

Cash and balances with central banks includes cash at branches, Reserve Bank settlement account balances and nostro balances. They are brought to account at the face value or the gross value of the outstanding balance, where appropriate.

b.     Due from other financial institutions

Receivables from other financial institutions include loans and certificates of deposit. They are accounted for as loans and receivables.

c.     Derivative financial instruments

Derivative financial instruments including forwards, futures, swaps and options are recognised in the balance sheet at fair value. Fair values are obtained from quoted market prices, independent dealer price quotations, discounted cash flow models and option pricing models, which incorporate current market and contractual prices for the underlying instrument, time to expiry, yield curves and volatility of the underlying. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

d.     Trading securities

Trading securities include debt and equity instruments which are actively traded and securities purchased under agreement to resell. They are accounted for as financial assets at fair value through profit or loss.

e.     Other financial assets designated at fair value

Certain non-trading bonds, notes and commercial bills are designated at fair value through profit or loss. This designation is only made if the financial asset contains an embedded derivative or it is managed on a fair value basis in accordance with a documented strategy or if designating it at fair value reduces an accounting mismatch.

f.      Available-for-sale securities

Available-for-sale securities are public and other debt and equity securities that are not classified as at fair value through profit or loss, loans and receivables or as held-to-maturity investments. The accounting policy for available-for-sale securities is set out above.

g.     Investment securities

This classification relates to prior year comparatives only, before the application of AASB 139: Financial Instruments: Recognition and Measurement. Investment securities were public and other debt and equity securities that were not actively traded. They were measured at cost adjusted for any permanent diminution.

h.     Loans

Loans includes advances, overdrafts, home loans, credit card and other personal lending, term loans, leasing receivables, bill financing and redeemable preference share finance. The accounting policy for loans and receivables is set out above.

Security is obtained if, based on an evaluation of the customer’s credit worthiness, it is considered necessary for the customer’s overall borrowing facility. Security would normally consist of assets such as cash deposits, receivables, inventory, plant and equipment, real estate and investments.

i.      Acceptances of customers

This classification relates to prior year comparatives only, before the application of AASB 139: Financial Instruments: Recognition and Measurement. The exposure arising from the acceptance of bills of exchange that were sold into the market was brought to account as a liability. A contra asset, ‘acceptances of customers’, was recognised to reflect the Group’s claim against each drawer of the bills. Bills that had beenrecognised to refle claim against accepted by the Group and were held in its own portfolio are included in the balance sheet as loans.

j.      Regulatory deposits with central banks overseas

In several countries in which the Group operates, the law requires that regulatory deposits be lodged with the local central bank at a rate of interest generally below that prevailing in the market. The amount of the deposit and the interest rate receivable are determined in accordance with the requirements of the local central bank. They are accounted for as loans and receivables.

k.     Life insurance assets

Assets held by the life insurance companies, including investments in funds managed by the Group, are designated at fair value through profit or loss as required by AASB 1038 ‘Life Insurance Contracts’. Changes in fair value are included in the income statement. Most assets are held in the life insurance statutory funds and can only be used within the restrictions imposed under the Life Insurance Act 1995. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund or as distribution when solvency and capital adequacy requirements are met. Therefore they are not as liquid as other financial assets.

Impairment of financial assets

Assets carried at amortised cost

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are recognised if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

(i)    significant financial difficulty of the issuer or obligor;

(ii)   a breach of contract, such as a default or delinquency in interest or principal payments;

(iii)  the Group granting to the borrower, for economic or legal reasons relating to the borrower’s financial difficulty, a concession that the Group would not otherwise consider;

(iv)  it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

(v)   the disappearance of an active market for that financial asset because of financial difficulties; or

(vi)  observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the Group, including:

•      adverse changes in the payment status of borrowers in the Group; or

•      national or local economic conditions that correlate with defaults on the assets in the Group.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments has been incurred, the amount of the loss is measured as the difference between the asset’s amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of a provision account and the amount of the loss is recognised in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable. For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics (i.e. on the basis of the Group’s grading process that considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors). Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated. Future cash flows in a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the Group and historical loss experience for assets with credit risk characteristics similar to those in the Group. Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

Estimates of changes in future cash flows for groups of assets reflect, and are directionally consistent with, changes in related observable data from period to period (for example, changes in unemployment rates, property prices, payment status, or other factors indicative of changes in the probability of losses in the Group and their magnitude). The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience. When a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the charge for loan impairment in the income statement. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment loss is reversed by adjusting the provision account. The amount of the reversal is recognised in the income statement.

Assets carried at fair value

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss — is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in the income statement, the impairment loss is reversed through the income statement. Subsequent reversal of impairment losses on equity instruments are not recognised until they are disposed of.

(ii)   Non-financial assets

a.     Investments in controlled entities and other investments

Investments in controlled entities are initially recorded by Westpac at cost. Investments in controlled entities are subsequently held at lower of cost and recoverable amounts.

Other investments which principally comprise unlisted shares in other companies, as shown in Note 18 and detailed in Note 43, are generally held as long term investments and recorded at cost unless otherwise stated. Proceeds from the sale less the associated carrying value as at the date of the sale are classified as non-interest income.

b.     Property, plant and equipment

Property, plant and equipment is carried at cost less accumulated depreciation and impairment losses. Cost is the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred. Impairment losses are recognised as a non-interest expense in the income statement.

Depreciation is calculated using the straight-line method to allocate the cost of assets less any residual value over their estimated useful lives, as follows:

•	Premises and sites	Up to 67 years
•	Leasehold improvements	Up to 10 years
•	Furniture and equipment	3 – 15 years

Gains and losses on the disposal of property, plant and equipment are determined by reference to their carrying value and are included in the income statement.

c.     Intangible assets

Goodwill

Goodwill represents amounts arising on the acquisition of businesses. Goodwill represents the excess of purchase consideration, including directly attributable expenses associated with the acquisition, over the fair value of the Group’s share of the identifiable net assets of the acquired business.

In respect of acquisitions prior to 1 October 2004, goodwill is recorded at deemed cost, which represents the amount recorded under previous AGAAP. The classification and accounting treatment of business combinations that occurred prior to 1 October 2004 has not been reconsidered in preparing the opening A-IFRS balance sheet at 1 October 2004.

All Goodwill is considered to have an indefinite life.

Goodwill is tested for impairment annually and whenever there is an indication that it may be impaired, and is carried at cost or deemed cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Goodwill was tested for impairment at 30 September 2006.

Other Intangibles

Other intangibles are stated at cost less accumulated amortisation and impairment losses. Other intangibles consist of computer software, value of in-force business and service contracts (parent only).

•      Computer software

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software.

Internal and external costs directly incurred in the purchase or development of computer software, including subsequent upgrades and enhancements are recognised as intangible assets when it is probable that they will generate future economic benefits attributable to the Group. These costs are amortised using the straight-line method to allocate the cost of the asset less any residual value over the estimated useful lives of between 3 and 5 years.

•      Value of in-force business

The excess of the purchase consideration for Westpac Life Insurance Services Limited over the fair value of the net tangible assets acquired is recorded as an intangible asset. This represents the future profits to be earned on contracts in existence at the acquisition date. This is amortised over 30 years on a systematic basis reflecting the pattern in which the asset’s asset’s future economic benefits are expected to be consumed.

(iii) Impairment of non-financial assets

The carrying amount of the Group’s non-financial assets, other than deferred tax assets and assets arising from employee benefits, are reviewed at each balance date to determine whether there is any indication of impairment. If such an indication exists, the asset’s recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or the cash-generating unit it is allocated to exceeds its recoverable amount. With the exception of goodwill for which impairment losses are generally not reversed, where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. Impairment losses and reversals of impairment losses are recognised in the income statement.

As detailed above, goodwill is tested for impairment annually, and whenever there is an indication that it may be impaired.

The recoverable amount of an asset is the greater of its net selling price and value-in-use. In assessing value-in-use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

g.     Liabilities

(i)    Financial liabilities

Financial liabilities are initially recognised at fair value plus transaction costs. They are subsequently measured at amortised cost except for derivatives and liabilities at fair value, which are held at fair value through profit or loss. Financial liabilities are recognised when an obligation arises and derecognised when it is discharged.

a.     Due to other financial institutions

Due to other financial institutions includes deposits, vostro balances and settlement account balances due to other financial institutions. They are measured at amortised cost.

b.     Deposits at fair value

Deposits at fair value include certificates of deposit and interest bearing deposits. They are designated at fair value through profit or loss as they are managed as part of a trading portfolio.

c.     Deposits at amortised cost

Deposits at amortised cost include non-interest bearing deposits repayable at call, certificates of deposit and interest bearing deposits. They are measured at amortised cost.

d.     Derivative financial instruments

Derivative financial instruments including forwards, futures, swaps and options are recognised in the balance sheet at fair value. Unrealised and realised changes to the fair value of derivatives which are held for trading or do not meet hedging requirements, are recorded in net trading income. Fair values are obtained from quoted market prices, independent dealer price quotations, discounted cash flow models and option pricing models, which incorporate current market and contractual prices for the underlying instrument, time to expiry, yield curves and volatility of the underlying. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

e.     Trading liabilities and other financial liabilities designated at fair value

Securities sold under repurchase agreements and securities sold short are classified as trading liabilities. They are accounted for as financial liabilities at fair value through profit or loss.

f.      Debt issues and loan capital

These are bonds, notes, commercial paper, debentures, Fixed Interest Resettable Securities (FIRsTS) and Trust Preferred Securities 2004 (TPS 2004) that have been issued by the Group. Debt issues are measured at either amortised cost using the effective interest method or at fair value through profit or loss.

Loan capital includes FIRsTS and TPS 2004 that qualify as tier 1 capital and subordinated bonds, notes and debentures that qualify as tier 2 capital as defined by APRA for capital adequacy purposes.

(ii)   Life insurance liabilities

Life insurance liabilities consist of life insurance contract liabilities, life investment contract liabilities and external liabilities of managed investment schemes controlled by statutory life funds.

Life insurance contract liabilities

The value of life insurance contract liabilities is calculated by using the margin on services methodology. The methodology takes into account the risks and uncertainties of the particular classes of the life insurance business written. Deferred policy acquisition cost are connected with measurement basis of life insurance contract liabilities and are equally sensitive to the factors that are considered in the liabilities measurement. This methodology is in accordance with Actuarial Standard 1.04 ‘Valuation of Policy liabilities’ issued by the Life Insurance Actuarial Standard Board (LIASB) under Life Insurance Act 1995.

Under this methodology, planned profit margins and an estimate of future liabilities are calculated separately for each related product group using applied assumptions at each reporting date. Profit margins are released over each reporting period in line with the service that has been provided. The balance of the planned profit is deferred by including them in the value of policy liabilities.

The key factors that affect the estimation of these liabilities and related assets are:

•      The cost of providing benefits and administrating the contracts;

•      Mortality and morbidity experience, including enhancements to policyholder benefits;

•      Discontinuance experience, which affects the Group’s ability to recover the cost of acquiring new business over the life of the contracts, and

•      The rate at which projected future cash flows are discounted.

In addition, factors such as regulation, competition, interest rates, taxes, securities market conditions and general economic conditions affect the level of these liabilities. In some contracts, the Group shares experience on investment results with its customers, which can offset the impacts of these factors on the profitability of these products.

Life investment contract liabilities

Life investment contract liabilities are designated at fair value through profit or loss. Fair value is based on the higher of the valuation of linked assets, or the minimum current surrender value.

External liabilities of managed investment schemes controlled by statutory life funds

External liabilities of managed investment schemes controlled by statutory life funds are designated at fair value through to profit or loss.

(iii) Provisions

a.     Employee entitlements

Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the balance date are recognised in provisions in respect of employee’s services up to the balance date and are measured at the amounts expected to be paid when the liabilities are settled.

No provision is made for non-vesting sick leave as the pattern of sick leave taken indicates that no additional liability will arise for non-vesting sick leave.

Long service leave

Liabilities for long service leave expected to be settled within 12 months of the balance date are recognised in the provision for long service leave and are measured at the amounts expected to be paid when the liabilities are settled.

Liabilities for long service leave and other deferred employee benefits expected to be settled more than 12 months from the balance date are recognised in the provision for long service leave and are measured at the present value of future payments expected to be made in respect of services provided by employees up to the balance date. Consideration is given to expected future wage and salary levels, experience of employee departure and periods of service. Expected future payments are discounted to their net present value using market yields at the balance date on government bonds with terms that match as closely as possible the estimated timing of future cash flows.

Employee benefit on-costs

A liability is also carried for on-costs, including payroll tax, in respect of provisions for certain employee benefits which attract such costs.

Termination benefits

Liabilities for termination benefits are recognised when a detailed plan for the terminations has been developed and a valid expectation has been raised in those employees affected that the terminations will be carried out. Liabilities for termination benefits are recognised within other liabilities unless the timing or amount is uncertain, in which case they are recognised as provisions.

Liabilities for termination benefits expected to be settled within 12 months are measured at amounts expected to be paid when they are settled. Amounts expected to be settled more than 12 months from the balance date are measured at the estimated cash outflows, discounted using market yields at the balance date on government bonds with terms to maturity and currency that match, as closely as possible, the estimated future payments, where the effect of discounting is material.

b.     Provision for leasehold premises

The provision for leasehold premises covers net outgoings on certain unoccupied leased premises or sub-let premises where projected rental income falls short of rental expense. The liability is determined on the basis of the present value of net future cash flows.

c.     Provision for restructuring

A provision for restructuring is recognised where there is a demonstrable commitment and a detailed plan such that there is little or no discretion to avoid payments to other parties and the amount can be reliably estimated.

d.     Provision for dividends

A liability for dividends is recognised when dividends are declared, determined or publicly recommended by the Directors but not distributed as at the balance date.

h.     Equity

(i)    Ordinary shares

Ordinary shares are recognised at the amount paid up per ordinary share net of directly attributable issue costs.

(ii)   Treasury shares

Where the parent entity or other members of the consolidated Group purchases shares in the parent entity, the consideration paid is deducted from total shareholders’ equity and the shares treated as treasury shares until they are subsequently sold, reissued or cancelled. Where such shares are sold or reissued, any consideration received is included in shareholders’ equity.

(iii) Minority interests

Minority interests represents the share in the net assets of subsidiaries attributable to equity interests that are not owned directly or indirectly by the parent entity. The group has on issue the following hybrid instruments; FIRsTS, Trust Preferred Securities 2003 (TPS 2003), Trust Preferred Securities 2004 (TPS 2004) and Trust Preferred Securities 2006 (TPS 2006). From 1 October 2004 to 30 September 2005, the FIRsTS, TPS 2003 and TPS 2004 were all classified as equity instruments and accounted for as minority interests. From 1 October 2005, the FIRsTS and TPS 2004 were reclassified to loan capital and accounted for as financial liabilities in accordance with Note 1 (g)(i). TPS 2003 and TPS 2006 are accounted for as minority interests.

(iv)  Reserves

Foreign currency translation reserve: as noted in Note 1(a)(vi), exchange differences arising on translation of the assets and liabilities of overseas branches and subsidiaries are reflected in the foreign currency translation reserve. Any offsetting gains or losses on hedging these balances, together with any tax effect are also reflected in this reserve, which may be either a debit or credit balance. Any credit balance in this reserve would not normally be regarded as being available for payment of dividends until such gains are realised. Translation differences that arose before the date of transition to A-IFRS in respect of all overseas branches and subsidiaries have been transferred to Retained Profits at the transition date.

Available-for-sale securities reserve: comprises the changes in the fair value of available-for-sale financial securities, net of tax. These changes are transferred to the income statement in other income when the asset is either derecognised or impaired.

Cash flow hedging reserve: comprises the fair value gains and losses associated with the effective portion of designated cash flow hedging instruments.

Share-based payment reserve: comprises the fair value of options and performance share rights recognised as an expense. Upon exercise of options or performance share rights, any proceeds received are credited to share capital. The share-based payment reserve remains as a separate component of equity.

i.      Other accounting principles and policies

(i)    Hedging

The Group uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rates and foreign currency, including exposures arising from forecast transactions. The method of recognising the fair value gain or loss of derivatives depends on the nature of the hedging relationship. Hedging relationships are of three types:

•      Fair value hedge: a hedge of the change in fair value of recognised assets or liabilities or firm commitments;

•      Cash flow hedge: a hedge of variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecasted transaction; and

•      Hedge of a net investment in a foreign operation: a hedge of the amount of the Group’s interest in the net assets of a foreign operation.

The Group uses hedge accounting for derivatives designated in this way when certain criteria are met. At the time a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument and hedged item, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been ‘highly effective’ in offsetting changes in the fair value or cash flows of the hedged items.

A hedge is regarded as highly effective if, at inception and throughout its life, the Group can expect changes in the fair value or cash flows of the hedged item to be almost fully offset by the changes in the fair value or cash flows of the hedging instrument, and actual results of the hedge are within a range of 80% to 125% of these changes. ‘Hedge ineffectiveness’ represents the amount by which the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged item or the amount by which changes in the cash flow of the hedging derivative differ from changes (or expected changes) in the cash flow of the hedged item.

a.     Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributed to the hedged risk.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item recognised at amortised cost is amortised to the income statement over the period to maturity.

b.     Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity. The gain or loss relating to any ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are transferred to the income statement in the periods in which the hedged item affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised in the period in which the hedge item affects profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

c.     Hedge of a net investment in a foreign operation

Hedges on net investments in overseas branches and subsidiaries are accounted in a manner similar to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in the foreign currency translation reserve in equity and the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the overseas branch or subsidiary is disposed of.

(ii)   Embedded derivatives

In certain instances a derivative may be embedded in a ‘host contract’. If the host contract is not carried at fair value with changes in fair value reported in the income statement, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative instrument at fair value if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract.

(iii) Superannuation obligations

Obligations for contributions to defined contribution plans are recognised as an expense in the income statement as incurred.

The asset or liability recognised in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation at the balance date less the fair value at the balance date of plan assets as adjusted for unrecognised actuarial gains and losses. The carrying amount of an asset recognised in respect of a defined benefit plan is restricted to the total of any unrecognised gains and losses and the present value of available reductions in future contributions to the plan. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using market yield on government bonds for obligations denominated in Australian dollars, or high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related defined benefit obligation. The calculation is performed annually by an independent qualified actuary using the projected unit credit method.

The cost recognised in the income statement in respect of defined benefit superannuation plans comprises the current service cost, an interest cost and an expected return on plan assets. In addition, actuarial gains or losses which result from annual actuarial valuations, which exceed 10% of the greater of the present value of the defined benefit plan’s obligations or the market value of the defined benefit plan’s assets, are spread on a straight-line basis over the expected remaining service period of members of the respective schemes.

(iv)  Loan securitisation

The Group, through its loan securitisation program, packages and sells loans (principally housing mortgage loans) as securities to investors. In such transactions, the Group provides an equitable interest in the loans to investors who provide funding to finance them. Securitised loans that do not qualify for derecognition and associated funding are included in loans and debt issues respectively.

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

Where controlled entities, as responsible entities or trustees, incur liabilities in respect of these activities, a right of indemnity exists against the assets of the applicable trusts. To the extent these assets are sufficient to cover liabilities, and it is not probable that the controlled entities will be required to settle them, the liabilities are not included in the consolidated financial statements. The Group also manages life insurance statutory fund assets that are included in the consolidated financial statements (refer Note 1(f)(ii)a).

At 30 September 2006, the total value of assets under discretionary management by the Group that have not been included in the consolidated financial statements was approximately $39.0 billion (30 September 2005 $37.2 billion).

(vi)  Earnings per share

Basic earnings per share is determined by dividing net profit after tax attributable to equity holders of Westpac, excluding costs of servicing other equity instruments, by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price over the reporting period.

(vii) Leases

Leases are classified as either finance leases or operating leases. Under a finance lease, substantially all the risks and rewards incidental to legal ownership are transferred to the lessee. In contrast, an operating lease exists where the leased assets are allocated to the lessor.

In its capacity as a lessor, the Group primarily offers finance leases. The Group recognises the assets held under finance lease in the balance sheet as loans at an amount equal to the net investment in the lease. The recognition of finance income is based on a pattern reflecting a constant periodic return on the Group’s net investment in the finance lease. Finance lease income is included within interest income in the income statement refer Note 1(b)(iii).

In its capacity as a lessee, the Group mainly uses property and equipment under operating leases. Payments due to the lessor under operating leases are charged to equipment and occupancy expense on a straight-line basis over the term of the lease (refer to Note 1(c)(iii)).

(viii) Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(ix)  Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), that is subject to risks and returns of other business or geographical segments.

(x)   Rounding of amounts

In accordance with ASIC Class Order 98/0100, all amounts have been rounded to the nearest million dollars unless otherwise stated.

j.      Critical accounting assumptions and estimates

(i)    Critical accounting estimates

The application of the Group’s accounting policies necessarily requires the use of judgement, estimates and assumptions. Should different assumptions or estimates be applied, the resulting values would change, impacting the net assets and income of the Group. Management has discussed the accounting policies which are sensitive to the use of judgement, estimates and assumptions with the Board Audit Committee.

The nature of assumptions and estimates used and the value of the resulting asset and liability balances are included in the policy below.

(ii)   Fair value of financial instruments

Financial instruments classified as held-for-trading or designated at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured and recognised at fair value.

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Financial instruments are either priced with reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using financial market pricing models, the methodology used is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to the present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. Most market parameters are either directly observable or are implied from instrument prices. However, profits or losses are recognised upon initial recognition only when such profits can be measured solely by reference to observable current market transactions or valuation techniques based solely on observable market inputs.

The calculation of fair value for any financial instrument may also require adjustment of the quoted price or model value to reflect the cost of credit risk (where not embedded in underlying models or prices used) or to reflect hedging costs not captured in pricing models (to the extent they would be taken into account by a market participant in determining a price). The process of calculating fair value on illiquid instruments or from a valuation model may require estimation of certain pricing parameters, assumptions or model characteristics.

These estimates are calibrated against industry standards, economic models and observed transaction prices.

The fair value of financial instruments is provided in Note 35.

A negligible proportion of the Group’s trading derivatives are valued directly from quoted prices, the majority being valued using appropriate valuation techniques, using observable market inputs. The fair value of substantially all securities positions carried at fair value is determined directly from quoted prices.

(iii) Provisions for impairment losses on loans

The Group’s loan impairment provisions are established to recognise incurred impairment losses in its portfolio of loans. A loan is impaired when there is objective evidence that events occurring since the loan was recognised have affected expected cash flows from the loan. The impairment loss is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loans original effective interest rate. Provisions for loan impairment losses represent management’s estimate of the losses incurred in the loan portfolios as at the balance date. Changes to the allowances for loan impairment and changes to the provisions for undrawn contractually committed facilities and guarantees provided are reported in the consolidated income statement as part of the impairment loss on loans.

At 30 September 2006, gross loans and advances to customers totalled $235,684 million (2005 - $200,015 million) and the provision for loan impairment losses was $1,200 million (2005 - $1,729 million calculated under previous AGAAP). There are two components to the Group’s loan impairment provisions, individual and collective.

Individual component – all impaired loans that exceed specified thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group’s portfolio of commercial loans to medium and large businesses. Impairment losses are recognised as the difference between the carrying value of the loan and the discounted value of management’s best estimate of future cash repayments and proceeds from any security held (discounted at the loan’s original effective interest rate). All relevant considerations that have a bearing on the expected future cash flows are taken into account, including the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. Subjective judgements are made in this process. Furthermore, judgements can change with time as new information becomes available or as work-out strategies evolve, resulting in revisions to the impairment provision as individual decisions are taken.

Collective component – this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and for loan losses that have been incurred but have not been separately identified at the balance sheet date (incurred but not reported provisions). These are established on a portfolio basis taking into account the level of arrears, collateral, past loss experience and defaults based on portfolio trends. The most significant factors in establishing these provisions are the estimated loss rates and the related emergence period. These portfolios include credit card receivables and other personal advances including mortgages. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, unemployment levels, payment behaviour and bankruptcy rates.

The impairment charge reflected in the income statement is $375 million and the provision balance at 30 September 2006 of $1,200 million represents 0.51% of loans.

(iv)  Goodwill

As stated in Note 1(f)(ii) c goodwill represents the excess of purchase consideration, including incidental expenses, over the fair value of the Group’s share of the identified net assets of acquired businesses. Goodwill is tested for impairment at least annually. The carrying value of goodwill as at 30 September 2006 was $2,403 million.

The determination of the fair value of assets and liabilities of the acquired businesses requires the exercise of management judgement. Different fair values would result in changes to the goodwill and to the post-acquisition performance of the acquisition.

To determine if goodwill is impaired the carrying value of the identified cash-generating unit (CGU) to which the goodwill is allocated, including the allocated goodwill, is compared its recoverable amount. Recoverable amount is the higher of the CGU’s fair value and its value in use. Value in use is the present value of expected future cash flows from the CGU. Determination of appropriate cash flows and discount rates for the calculation of value in use is subjective. Fair value is the amount obtainable for the sale of the CGU in an arm’s length transaction between knowledgeable, willing parties. The assumptions applied to determine impairment are outlined in Note 15.

Goodwill impairment testing for 2006 indicated that none of the Group’s goodwill was impaired.

(v)   Superannuation obligations

The Group operates a number of defined benefit plans as described in Note 39. For each of these plans, actuarial valuations of the plan’s obligations and the fair value measurements of the plan’s assets are performed annually in accordance with the requirements of AASB 119: Employee Benefits.

The actuarial valuation of plan obligations is dependent upon a series of assumptions, the key ones being price inflation, earnings growth, mortality, morbidity and investment returns assumptions. Different assumptions could significantly alter the amount of the difference between plan assets and obligations, and the superannuation cost charged to the income statement.

The Group’s AASB 119 superannuation deficit across all plans as at 30 September 2006 was $110 million (2005 deficit of $23 million). This comprises net recognised liabilities of $199 million (2005 $120 million) and unrecognised actuarial gains of $89 million (2005 $97 million).

(vi)  Provisions (other than loan impairment losses)

Provisions are held in respect of a range of future obligations such as employee entitlements, restructuring costs, non-lending losses and surplus lease space. Provisions carried for long service leave are supported by an independent actuarial report. Some of the provisions involve significant judgement about the likely outcome of various events and estimated future cash flows. Provisions for taxation held in respect of uncertain tax positions represents the unrecovered tax benefits associated with specific transactions. The deferral of these benefits involves the exercise of management judgements about the ultimate outcomes of the transactions. Payments which are expected to be incurred later than one year are discounted at a rate which reflects both current interest rates and the risks specific to that provision.

k.    Future accounting developments

AASB 7: Financial Instruments Disclosures and an amendment to AASB 101: Presentation of Financial Statements were issued by the AASB in August and September 2005 for application in accounting periods beginning on or after 1 January 2007. AASB 7 and the amendments to AASB 101 will apply to Westpac’s 30 September 2008 financial report. AASB 7 will impact on financial instrument disclosures and is unlikely to have a material impact for the Westpac Group. The amendments to AASB 101 require disclosure of Westpac’s objectives, policies and processes for managing capital.

An amendment to AASB 139: Financial Instruments: Recognition and Measurement which impacts cash flow hedging of intragroup revenue is effective for periods commencing after 1 January 2006. The Group will apply the amendment from 1 October 2006 and will no longer be able to achieve hedge accounting of New Zealand dollar income. On 1 October 2006 any unrecognised gains or losses on open hedge contracts will be held in the cash flow hedge reserve until the underlying hedged revenues are recognised in income. Future hedge contracts and open hedge contracts continuing beyond 1 October 2006 will not achieve hedge accounting, with movements in the value of any hedges directly impacting the income statement.

Note 2. Income from operating activities

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Income from operating activities
Interest income	18,091	15,544	17,763	15,595
Fees and commissions received	1,766	1,853	1,831	1,982
Net gain from investment securities	—	45	—	45
Net gain from available-for-sale securities	35		18
Wealth management operating income	980	1,038	—	—
Trading income	525	332	203	171
Other non-interest income	260	150	1,285	307
Total income from operating activities	21,657	18,962	21,100	18,100
Other gains and losses
Net gain on sale of property, plant and equipment	4	12	4	5
Net gain on sale of subsidiaries and businesses	—	10	1	—
Net gain on sale of other investments	5	14	—	14
Total other gains and losses	9	36	5	19
Total income	21,666	18,998	21,105	18,119

Note 3. Net interest income

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Interest income
Loans	16,023	13,862	15,639	13,367
Due from other financial institutions	795	736	328	363
Available-for-sale securities	51		13
Investment securities		181	—	61
Regulatory deposits with central banks overseas	16	12	16	12
Subsidiaries	—	—	644	1,044
Trading securities	717	530	770	525
Net gain on ineffective hedges	2		2
Other financial assets designated at fair value	152		11
Other	335	223	340	223
Total interest income(1)	18,091	15,544	17,763	15,595
Interest expense
Current and term deposits	(5,629)	(6,549)	(5,589)	(6,551)
Due to other financial institutions	(562)	(395)	(307)	(224)
Debt issues	(2,278)	(1,621)	(1,779)	(802)
Loan capital	(347)	(214)	(262)	(214)
Subsidiaries	—	—	(1,530)	(1,862)
Trading liabilities	(822)	(831)	(774)	(819)
Other financial liabilities designated at fair value	(285)		—
Deposits at fair value	(1,940)		(1,940)
Other	(586)	(675)	(366)	(494)
Total interest expense	(12,449)	(10,285)	(12,547)	(10,966)
Net interest income	5,642	5,259	5,216	4,629
Impairment losses on loans	(375)	(382)	(375)	(431)
Net interest income after impairment losses on loans	5,267	4,877	4,841	4,198

(1)    Included within total interest income is $18 million of interest income accrued on impaired financial assets.

Note 4.  Non-interest income

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Fees and commissions
Banking and credit related fees	497	740	507	751
Transaction fees and commissions received	1,087	974	1,068	964
Service and management fees	37	46	6	8
Other non-risk fee income	145	93	250	259
Total fees and commissions	1,766	1,853	1,831	1,982
Wealth management operating income
Wealth management revenue	2,654	2,893	—	—
Life insurance claims and change in life insurance liabilities	(1,674)	(1,855)	—	—
Total wealth management operating income	980	1,038	—	—
Trading income
Foreign exchange income	279	178	211	187
Other trading securities	246	154	(8)	(16)
Total trading income	525	332	203	171
Other income
General insurance commission and premiums (net of claims paid)	104	97	21	22
Dividends received from subsidiaries	—	—	1,044	297
Dividends received from other entities	9	28	12	32
Rental income	3	6	2	4
Gain on disposal of assets	44	81	23	64
Net gain on ineffective hedges	3		3
Hedging overseas operations	(34)	(66)	(22)	(60)
Net gain on financial assets designated at fair value	74		31
Other	101	85	194	12
Total other income	304	231	1,308	371
Total non-interest income	3,575	3,454	3,342	2,524
Wealth management operating income comprised
Premium income and management fees	527	679	—	—
Funds management income	462	377	—	—
Claims expense (net of recoveries)	(109)	(110)	—	—
Investment revenue	1,665	1,837	—	—
Life insurance liability expense	(1,560)	(1,740)	—	—
Amortisation of business in force	(5)	(5)	—	—
Total wealth management operating income	980	1,038	—	—

Note 5.  Operating expenses

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Salaries and other staff expenses
Salaries and wages	1,820	1,707	1,566	1,451
Employee entitlements	154	150	129	128
Payroll tax	100	94	85	79
Fringe benefits tax	24	27	23	26
Superannuation costs:
Defined contribution plans	91	92	82	83
Defined benefit plans (Note 39)	17	13	17	13
Equity based compensation	63	64	63	64
Restructuring costs	27	8	22	10
Other	28	31	22	25
Total salaries and other staff expenses	2,324	2,186	2,009	1,879
Equipment and occupancy expenses
Operating lease rentals	240	241	245	257
Depreciation and amortisation:
Premises	2	4	—	—
Leasehold improvements	23	32	13	21
Furniture and equipment	38	46	30	37
Technology	50	56	44	50
Software	163	142	162	141
Impairment charges:
Software	12	—	12	—
Equipment repairs and maintenance	36	44	31	38
Electricity, water and rates	9	6	8	3
Land tax	2	2	2	3
Other	39	23	33	16
Total equipment and occupancy expenses	614	596	580	566
Other expenses
Amortisation of deferred expenditure	4	4	18	2
Non-lending losses	54	69	57	52
Purchased services:
Technology and information services	139	140	108	109
Legal	24	23	20	19
Other professional services	275	266	262	249
Stationery	53	66	44	54
Postage and freight	99	98	89	88
Telecommunication costs	24	18	20	14
Insurance	13	12	11	12
Advertising	75	69	62	56
Transaction taxes	4	6	—	3
Training	20	21	17	18
Travel	55	52	49	46
Outsourcing costs	453	482	443	471
Other expenses	65	51	116	220
Total other expenses	1,357	1,377	1,316	1,413
Operating expenses	4,295	4,159	3,905	3,858

Note 6.  Income tax

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m

The income tax expense for the year is reconciled to the profit before income tax as follows
Profit before income tax expense	4,547	4,172	4,278	2,864
Prima facie income tax based on the Australian company tax rate of 30% (2005 30%)	1,364	1,252	1,283	859
The effect of amounts which are not deductible (assessable) in calculating taxable income
Rebateable and exempt dividends	(49)	(79)	(399)	(146)
Tax losses not previously recognised now brought to account	24	(46)	(11)	(46)
Life insurance:
Tax adjustment on policy holders’ earnings(1)	43	62	—	—
Adjustment for life business tax rates	(3)	(24)	—	—
Other non-assessable items	(138)	(182)	(49)	(62)
Other non-deductible items	120	218	48	15
Adjustment for overseas tax rates	21	18	16	(4)
Income tax under provided in prior years	36	36	28	36
Other items	4	(32)	3	(7)
Total income tax expense in the income statement	1,422	1,223	919	645
Income tax analysis
Income tax expense attributable to profit from ordinary activities comprised:
Current income tax:
Australia	1,085	955	708	453
Overseas	257	182	155	119
	1,342	1,137	863	572
Deferred income tax:
Australia	16	14	1	24
Overseas	28	36	27	13
	44	50	28	37
Under provision in prior years:
Australia	35	35	27	35
Overseas	1	1	1	1
	36	36	28	36
Total Australia	1,136	1,004	736	512
Total overseas	286	219	183	133
Total income tax expense attributable to profit from ordinary activities	1,422	1,223	919	645

(1)               In accordance with the requirements of Australian Accounting Standard AASB 1038 Life Insurance Contracts, our tax expense for the year includes a $61 million tax charge on policy holders’ investment earnings (2005 $92 million) of which $18 million (2005 $28 million) is in prima facie tax expense above and the balance of $43 million (2005 $62 million) shown here.

Westpac Banking Corporation and its wholly-owned Australian controlled entities implemented the tax consolidation legislation as of 1 October 2002.

The entities in the tax consolidated group have entered into a tax sharing agreement which, in the opinion of the directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Westpac Banking Corporation.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Westpac Banking Corporation for any current tax payable assumed and are compensated by Westpac Banking Corporation for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Westpac Banking Corporation under the tax consolidation legislation.  The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are settled on a quarterly basis in line with Westpac Banking Corporation obligations to pay tax instalments. Any unpaid amounts at balance date are recognised as current intercompany receivables or payables.

Note 7.  Dividends

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Recognised amounts
Ordinary dividends
2005 final dividend paid 51 cents per share (2004 44 cents per share) all fully franked at 30%	951	782	953	784
2006 interim ordinary dividend paid 56 cents per share (2005 49 cents per share) all fully franked at 30%	1,026	879	1,028	883
Total ordinary dividends	1,977	1,661	1,981	1,667
Distributions on other equity instruments
Convertible debentures	—	—	65	137
Perpetual capital notes	—	—	—	29
Total distributions on other equity instruments	—	—	65	166
Dividends not recognised at year end
Since year end the Directors have recommended the payment of the following final ordinary dividend:
Ordinary shares 60 cents per share (2005 51 cents per share) all fully franked at 30%	1,101	951	1,103	953

The amount disclosed as ‘recognised’ for ordinary dividends is the final dividend paid in respect of the prior financial year and the interim dividend paid in respect of the current financial year.

	Parent Entity
	2006	2005
	$m	$m
Franking account balance
Franking account balance as at year end	815	826
Franking credits that will arise from payment of current income tax	77	166
Adjusted franking account balance after payment of current income tax	892	992
Franking credits to be utilised for payment of unrecognised final dividend	(475)	(409)
Adjusted franking account balance	417	583

Note 8.  Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to equity holders of Westpac by the weighted averaged number of ordinary shares on issue during the year, excluding the number of ordinary shares purchased by the Group and held as Treasury shares.  Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

	Consolidated
	2006		2005
	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($ million)
Net profit	3,125	3,125	2,949	2,949
Net profit attributable to minority interest	(54)	(54)	(251)	(251)
Distribution on New Zealand Class shares	—	—	49	49
FIRsTS distributions	—	44	—	44
2004 TPS distributions	—	37	—	36
Earnings	3,071	3,152	2,747	2,827
Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	1,842	1,842	1,851	1,851
Effect of own shares held	(5)	(5)	(6)	(6)
Potential dilutive adjustment:
Exercise of options	—	5	—	4
Conversion of 2004 TPS	—	31	—	36
Conversion of FIRsTS	—	29	—	35
Other	—	—	—	1
Total weighted average number of ordinary shares	1,837	1,902	1,845	1,921
Earnings per ordinary share (cents)	167.2	165.7	148.9	147.2

During the year 5,370,963 (2005 14,480,843) options and performance share rights were converted to ordinary shares. The diluted earnings per share calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion.

The exercise prices of all options are included in Note 27. In determining diluted earnings per share, options with an exercise price (including grant date fair value that will be expensed in future periods) greater than the average market price over the year have not been included, as these are not considered dilutive.  Performance options and performance share rights are only included in determining diluted earnings per share to the extent that market related performance hurdles are met at year end.

Subsequent to 30 September 2006:

•                  nil options and 18,600 performance share rights were granted to employees (2005 15,931 performance share rights) under the Westpac Performance Plan;

•                  61,000 ordinary shares were issued to employees due to the exercise of options (2005 222,326); and

•                  11,161 ordinary shares were issued to employees due to the exercise of performance share rights (2005 10,319).

Information concerning the classification of securities

Options and performance share rights

Options and performance share rights granted to employees prior to 30 September 2006 under the Westpac Performance Plan, Chief Executive Share Option Agreement, Chief Executive Securities Agreement, General Management Share Option Plan and Senior Officers’ Share Purchase Scheme are considered to be potentially ordinary shares and have been included in the determination of diluted earnings per share. The options and performance share rights have not been included in the determination of basic earnings per share. Details relating to options are set out in Note 27.

New Zealand Class shares (NZ Class shares)

NZ Class shares were considered to be the economic equivalent of Westpac ordinary shares and were classified as ordinary shares and included in the determination of basic earnings per share.  As of 11 July 2005 no further distributions on New Zealand Class shares arose as a result of Westpac exercising its right to exchange New Zealand Class shares for ordinary shares.

FIRsTS

As FIRsTS  can be exchanged into ordinary shares if a tax or regulatory event occurs or automatically converted in the event of a default, any dilutive impact must be considered.  For the year ended 30 September 2006, FIRsTS were dilutive (2005 dilutive) and have been included in the determination of dilutive earnings per share.  FIRsTS have not been included in the determination of basic earnings per share.  Refer to Note 25 for further details.

2004 TPS

As 2004 TPS can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered.  For the 2006 financial year, 2004 TPS were dilutive (2005 dilutive) and have been included in the determination of diluted earnings per share.  2004 TPS have not been included in the determination of basic earnings per share.  Refer to Note 25 for further details.

Note 9.  Due from other financial institutions

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Placements	913	1,138	886	1,116
Loans to other banks	9,542	9,609	2,733	3,561
Certificates of deposit	2,410	3,608	2,410	3,608
Total due from other financial institutions	12,865	14,355	6,029	8,285

Amounts due from other financial institutions based on location and nature are outlined below:

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Australia
Interest earning	8,141	7,164	3,271	2,738
Non-interest earning	2	—	2	—
Total Australia	8,143	7,164	3,273	2,738
Overseas
Interest earning	4,432	7,136	2,733	5,512
Non-interest earning	290	55	23	35
Total Overseas	4,722	7,191	2,756	5,547
Total due from other financial institutions	12,865	14,355	6,029	8,285

Note 10.  Trading securities and other financial assets designated at fair value

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m

Securities	11,725	9,491	11,768	9,691
Securities purchased under agreement to resell	1,835	2,545	1,835	2,545
Total trading securities	13,560	12,036	13,603	12,236
Other financial assets designated at fair value	3,282		584
Total trading securities and other financial assets designated at fair value	16,842	12,036	14,187	12,236

Trading securities includes the following:

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Listed securities
Australian public securities:
Commonwealth securities	187	229	187	229
Semi-government securities	3,442	4,067	3,442	4,067
Australian equity securities	280	230	395	498
Australian debt securities	602	698	602	697
Overseas public securities	304	1,003	304	1,003
Overseas debt securities	734	185	734	185
Total listed securities	5,549	6,412	5,664	6,679
Unlisted securities
Australian public securities:
Commonwealth securities	2	—	2	—
Semi–government securities	28	1	28	1
Australian debt securities	5,612	2,842	5,540	2,775
Overseas public securities	6	25	6	25
Overseas debt securities	528	211	528	211
Total unlisted securities	6,176	3,079	6,104	3,012
Securities purchased under agreement to resell	1,835	2,545	1,835	2,545
Total trading securities	13,560	12,036	13,603	12,236

Unlisted securities include securities carried at an estimated fair value of $40 million (2005 $30 million) derived using internal valuation models that require estimation of certain pricing parameters, assumptions or model characteristics.  $1 million (2005 nil) was recognised in the income statement as a result of the movement in estimated fair value.

Other financial assets designated at fair value include:

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Listed securities
Overseas debt securities	22		22
Total listed securities	22		22
Unlisted securities
Australian debt securities	601		562
Overseas debt securities	2,659		—
Total unlisted securities	3,260		562
Total other financial assets designated at fair value	3,282		584

Unlisted securities include securities carried at an estimated fair value of $444 million.  This fair value was derived using a valuation model appropriate to the risk characteristics of the instrument.  During the year $2 million (2005 nil) was recognised in the income statement as a result of the movement in estimated fair value.

Note 11.  Available-for-sale securities (2005: Investment securities)

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Investment securities – at amortised cost
Listed securities
Australian debt securities		2		2
Overseas public securities		14		14
Overseas debt securities		97		97
Total listed securities		113		113
Unlisted securities
Australian debt securities:
Mortgage backed securities		333		333
Other debt securities		116		116
Overseas public securities		122		39
Overseas debt securities		1,744		55
Total unlisted securities		2,315		543
Total investment securities		2,428		656
Available-for-sale securities – at fair value
Listed securities
Australian debt securities	284		25
Overseas public securities	17		17
Overseas debt securities	33		13
Australian equity securities	31		—
Unlisted securities
Australian equity securities	43		31
Australian debt securities:
Mortgage backed securities	58		58
Overseas public securities	174		9
Overseas debt securities	304		—
	944		153
Available-for-sale securities – at cost
Unlisted securities	25		3
Total available-for-sale securities	969		156

Investments in certain unquoted equity instruments are measured at cost at 30 September 2006 because the fair value cannot be reliably measured.  These investments represent minority interest in companies for which active markets do not exist and quoted prices are not available.

Other than securities issued by Australian Commonwealth or state governments, the Group held no trading and available-for-sale securities of a single issuer, the book value of which, in aggregate, exceeded 10% of total equity as at 30 September 2006 (2005 trading and investment securities nil).

The movement in investment securities and available-for-sale securities may be summarised as follows:

	Consolidated	Parent Entity
	$m	$m
At 30 September 2005 – investment securities	2,428	656
A-IFRS transition adjustment	(1,823)	(468)
At 1 October 2005 – available-for-sale securities	605	188
Additions	1,198	209
Disposals (sale and redemption)	(860)	(257)
Impairment losses	(1)	(1)
Exchange differences monetary assets	12	2
Gains/losses from changes in fair value	15	15
At 30 September 2006 – available-for-sale securities	969	156

A gain on sale of $35 million arising from the disposal of available-for-sale equity securities previously held at cost of $1.5 million was recognised in the income statement during the year.

The following table shows the maturities of the Group’s available-for-sale debt securities and the weighted-average carrying yield for each range of available-for-sale securities as at 30 September 2006. There are no tax-exempt securities.

	Within	Over		Over		Over				Weighted
	1 Year	1 to 5 Years		5 to 10 Years		10 Years			Total	Average
	$m	%	$m	%	$m	%	$m	%	$m	%
2006 available-for-sale securities
Carrying amount at fair value
Australian debt/equity securities:
Mortgage backed securities	56	5.8	—	—	—	—	—	—	56	5.8
Other debt/equity securities	82	3.9	217	5.1	—	—	—	—	299	4.8
Overseas public securities	191	3.4	—	—	1	—	—	—	192	3.4
Overseas debt securities	422	7.9	—	—	—	—	—	—	422	7.9
Total by maturity at fair value	751		217		1	—	—		969
2005 investment securities
Carrying amount at amortised cost
Australian debt securities:
Mortgage backed securities	55	6.6	278	6.0	—	—	—	—	333	6.2
Other debt securities	—	—	118	6.6	—	—	—	—	118	6.6
Overseas public securities	136	5.4	—	—	—	—	—	—	136	5.4
Overseas debt securities	87	5.2	1,743	6.4	—	—	11	10.5	1,841	6.2
Total by maturity at amortised cost	278	5.5	2,139	6.3	—	—	11	10.5	2,428	6.2
Total by maturity at fair value	271		2,307		—		8		2,586

The following table provides an analysis of the difference between carrying amount and market value of the Group’securities as at 30 September 2005.  The Group’s available-for-sale securities at 30 September 2006 are carried at fair value.

	Carrying	Unrealised	Unrealised	Market
	Amount	Gains	Losses	Value
	$m	$m	$m	$m
2005
Listed securities
Australian debt securities	2	—	—	2
Overseas public securities	14	—	—	14
Overseas debt securities	97	—	(5)	92
Unlisted securities
Australian debt securities:
Mortgage backed securities	333	1	—	334
Other debt securities	116	1	—	117
Overseas public securities	122	—	—	122
Overseas debt securities	1,744	165	(4)	1,905
Total investment securities	2,428	167	(9)	2,586

Available-for-sale securities revalued to fair value resulted in a gain of $57 million being recognised directly in equity (refer to Note 50 Statement of changes in equity).  As a result of the sale, derecognition or impairment of available-for-sale securities, gains of $35 million have been transferred from equity to the income statement.

Note 12.  Loans

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Loans are classified based on the location of the lending office
Australia
Overdrafts	3,113	3,316	3,113	3,316
Credit card outstandings	6,755	5,522	6,755	5,522
Overnight and at call money market loans	248	209	248	209
Own acceptances discounted	—	11,303	—	11,026
Acceptance of finance	18,617		18,617
Term loans:
Housing	96,456	85,335	95,331	82,410
Housing - Line of credit	14,698	13,796	14,698	13,699
Non-housing	44,678	34,446	44,918	34,781
Finance leases	4,216	4,201	4,115	4,094
Margin Lending	3,621	2,454	3,685	447
Other	3,257	2,818	3,964	3,566
Total Australia	195,659	163,400	195,444	159,070
New Zealand
Overdrafts	1,179	1,061	1,179	1,061
Credit card outstandings	857	867	797	803
Overnight and at call money market loans	1,474	1,412	1,474	1,412
Term loans:
Housing	21,374	19,638	21,222	19,253
Non-housing	10,979	10,371	10,979	10,371
Other	782	829	652	829
Total New Zealand	36,645	34,178	36,303	33,729
Total Other Overseas	3,380	2,437	2,762	1,789
Total loans	235,684	200,015	234,509	194,588
Provisions on loans (refer Note 13)	(1,200)	(1,729)	(1,189)	(1,719)
Total net loans	234,484	198,286	233,320	192,869

Securitisation of loans

As at 30 September 2006 included within loans the Group had securitised assets amounting to $17,405 million (2005 $15,507 million) via the Westpac Securitisation Trust program (WST program) and various private placements including the Home Loan Trust program (together ‘the programs’). Outstanding securitised assets totalled $4,093 million as at 30 September 2006 (2005 $3,055 million).

The securities issued by the WST program and units issued by the HLT program do not represent deposits or other liabilities of Westpac or the Group. Neither Westpac nor the Group in any way stands behind the capital value or performance of the securities or the assets of the programs except to the limited extent provided in the transaction documents for the programs through the provision of arms length services and facilities (refer to Note 1(i)(iv)). The Group does not guarantee the payment of interest or the repayment of principal due on the securities or units. The Group is not obliged to support any losses that may be suffered by the investors and does not intend to provide such support. The Group has no obligation to repurchase any securitised loans, other than in certain circumstances (excluding loan impairment) where there is a breach of representation or warranty within 120 days of the initial sale. Repurchases of securitised loans may also occur when the loan ceases to conform with the terms and conditions of the securitisation programs or through the program’s  clean up features where any repurchase is conducted at market terms and conditions to a maximum of 10% of the securitised program’s initial value. Securitised loans are included within housing loans.

	Consolidated
	2006	2005
	$m	$m
Loans by type of customer
Australia
Government and other public authorities	275	188
Agriculture, forestry and fishing	1,754	1,666
Commercial and financial(1)	48,078	36,271
Real estate - construction	2,486	2,008
Real estate - mortgage(2)	96,456	85,335
Instalment loans and other personal lending(2)	23,777	22,428
	172,826	147,896
Lease financing	4,216	4,201
Own acceptances discounted(2)	18,617	11,303
Total loans - Australia	195,659	163,400
Overseas
Government and other public authorities	387	446
Agriculture, forestry and fishing	3,449	2,908
Commercial and financial	11,567	10,770
Real estate - construction	445	457
Real estate - mortgage(2)	22,013	19,967
Instalment loans and other personal lending(2)	2,145	2,053
	40,006	36,601
Lease financing	19	14
Total Overseas	40,025	36,615
Total loans	235,684	200,015
Provisions on loans	(1,200)	(1,729)

(1)             Some lending in the commercial and financial sectors in Australia is for the purpose of the financing of construction of real estate and land development projects which cannot be separately identified from other lending to these borrowers, given their conglomerate structure and activities. In these circumstances, the loans have been included in the commercial and financial category.

(2)             Real estate mortgage loans and instalment loans, other personal lending and own acceptances discounted include a total of $2.3 billion of personal lending to the agricultural sector (2005 $3.5 billion).

		1 Day to	3 Months	1 to	Over
	Overdraft	3 Months	to 1 Year	5 Years	5 Years	Total
	$m	$m	$m	$m	$m	$m
Maturity distribution of all loans by type of customer as at 30 September 2006(1)
By offices in Australia
Government and other public authorities	1	—	5	46	223	275
Agriculture, forestry and fishing	340	93	84	437	800	1,754
Commercial and financial	5,989	4,253	7,106	22,231	8,499	48,078
Real estate - construction	257	978	142	670	439	2,486
Real estate - mortgage	—	1,727	1,962	18,991	73,776	96,456
Instalment loans and other personal lending	220	6,790	16	975	15,776	23,777
Lease financing	—	67	389	3,533	227	4,216
Own acceptances discounted	—	18,266	365	(14)	—	18,617
Total Australia	6,807	32,174	10,069	46,869	99,740	195,659
Total Overseas	201	9,497	1,761	5,688	22,878	40,025
Total loans	7,008	41,671	11,830	52,557	122,618	235,684
Maturity distribution of all loans by type of customer as at 30 September 2005(1)
By offices in Australia
Government and other public authorities	4	15	59	5	105	188
Agriculture, forestry and fishing	394	74	146	303	749	1,666
Commercial and financial	2,423	15,739	3,288	8,741	6,080	36,271
Real estate - construction	275	465	131	203	934	2,008
Real estate - mortgage	—	1,425	1,460	17,349	65,101	85,335
Instalment loans and other personal lending	218	5,857	24	912	15,417	22,428
Lease financing	—	44	236	3,796	125	4,201
Own acceptances discounted	—	10,801	224	278	—	11,303
Total Australia	3,314	34,420	5,568	31,587	88,511	163,400
Total Overseas	1,060	5,994	2,242	4,772	22,547	36,615
Total loans	4,374	40,414	7,810	36,359	111,058	200,015

(1)   The maturity analysis is based on contractual terms of loans.

	Consolidated
	2006			2005
	Loans at	Loans at		Loans at	Loans at
	Variable	Fixed		Variable	Fixed
	Interest	Interest		Interest	Interest
	Rates	Rates	Total	Rates	Rates	Total
	$m	$m	$m	$m	$m	$m
Interest rate segmentation of Group loans maturing after one year
By offices in Australia	123,612	22,997	146,609	101,737	18,361	120,098
By offices Overseas	5,594	22,972	28,566	7,129	20,190	27,319
Total loans maturing after one year	129,206	45,969	175,175	108,866	38,551	147,417

Loans include the following finance receivables:

	Consolidated		Parent
	2006	2005	2006	2005
	$m	$m	$m	$m
Gross investment in finance leases, receivable:
Due within one year	468	343	375	240
Due after one year but not later than five years	4,025	4,707	4,000	4,673
Due after five years	292	199	290	198
Unearned future finance income on finance leases	(550)	(1,034)	(535)	(1,009)
	4,235	4,215	4,130	4,102
Accumulated allowance for uncollectible minimum lease payments	(21)	(18)	(21)	(18)
Net investment in finance leases	4,214	4,197	4,109	4,084
The net investment in finance leases may be analysed as follows:
Due within one year	457	305	374	175
Due after one year but not later than five years	3,550	3,743	3,530	3,760
Due after five years	228	167	226	167
Total net investment in finance leases	4,235	4,215	4,130	4,102

Note 13.  Provisions for impairment losses on loans

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Provisions for impairment losses
Provisions on loans	1,200		1,189
Provisions for credit commitments (Note 23)	158		157
Total provisions for impairment losses	1,358		1,346
Collectively assessed provisions (2005 general provision)
Balance as at beginning of the year	1,530	1,487	1,521	1,426
Adjustment on transition to A-IFRS	(678)	—	(676)	—
Restated balance as at beginning of the year	852	1,487	845	1,426
New provisions raised	369	398	369	441
Transfer from provision for credit commitments	(9)		(9)
Write-offs	(223)	(307)	(223)	(303)
Discount unwind	83		83
Exchange rate adjustments	(33)	(48)	(36)	(43)
Balance as at end of the year(1)	1,039	1,530	1,029	1,521
Individually assessed provisions (2005 specific provision)
Balance as at beginning of the year	199	237	198	234
Adjustment on transition to A-IFRS	(11)	—	(11)	—
Restated balance as at beginning of the year	188	237	187	234
New individually assessed provisions (2005 Specific provisions)	144	170	144	174
Transfer to provisions for credit commitments	8		8
Write-backs	(113)	(100)	(113)	(100)
Write-offs	(68)	(110)	(68)	(110)
Discount unwind	2		2
Exchange rate adjustments	—	2	—	—
Balance as at end of the year	161	199	160	198
Total provisions on loans	1,200	1,729	1,189	1,719

(1)                                  In 2005 the total included a provision for off-balance sheet credit related commitments for the Group $179 million and parent $178 million.

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Reconciliation of impairment losses on loans
New individually assessed provisions (2005 Specific provisions)	144	170	144	174
Write-backs	(113)	(100)	(113)	(100)
Recoveries	(25)	(86)	(25)	(84)
New collectively assessed provisions (2005 General provisions)	369	398	369	441
Impairment losses on loans	375	382	375	431

	Consolidated
	2006		2005
	$m	%	$m	%
Individually assessed provision by type of customer
Australia
Agriculture, forestry and fishing	5	0.4	2	0.1
Commercial and financial	107	8.9	134	7.7
Real estate - construction	1	0.1	1	0.1
Real estate - mortgage	6	0.5	5	0.3
Instalment loans and personal lending	2	0.2	16	0.9
Total Australia	121	10.1	158	9.1
New Zealand
Agriculture, forestry and fishing	—	—	1	0.1
Commercial and financial	8	0.7	8	0.5
Real estate - construction	—	—	—	—
Real estate - mortgage	2	0.2	5	0.3
Instalment loans and other personal lending	3	0.3	4	0.2
Total New Zealand	13	1.2	18	1.1
Other overseas
Agriculture, forestry and fishing	—	—	—	—
Commercial and financial	21	1.8	22	1.2
Real estate - construction	—	—	—	—
Real estate - mortgage	—	—	—	—
Instalment loans and personal lending	6	0.5	1	0.1
Total other overseas	27	2.3	23	1.3
Total overseas	40	3.5	41	2.4
Total individually assessed provisions	161	13.6	199	11.5
Total collectively assessed provisions	1,039	86.4	1,530	88.5
Total provisions on loans	1,200	100.0	1,729	100.0

The following tables show the movements in the balance of provisions for impairment losses on loans, details of loans written-off and recoveries of loans written off by type of customer and geographic category for the past two years:

	Consolidated
	2006	2005
	$m	$m
Balance of provisions for impairment losses on loans (Individually and collectively assessed) as at beginning of the year	1,040	1,724
Write-offs	(291)	(417)
Recoveries	25	86
Charge to income statement	375	382
Discount unwind	85	—
Exchange rate and other adjustments	(34)	(46)
Balance of provisions for impairment losses on loans as at end of the year	1,200	1,729
Write-offs and recoveries
Write-offs
Australia
Agriculture, forestry and fishing	(7)	(4)
Commercial and financial(1)	(82)	(113)
Real estate - construction	(1)	(4)
Real estate - mortgage	(6)	(3)
Instalment loans and other personal lending	(188)	(251)
Total Australia	(284)	(375)
New Zealand
Agriculture, forestry and fishing	—	—
Commercial and financial(1)	(4)	—
Real estate - construction	—	(2)
Real estate - mortgage	—	—
Instalment loans and other personal lending	(2)	(30)
Total New Zealand	(6)	(32)
Total Other Overseas	(1)	(10)
Total write-offs	(291)	(417)
Recoveries
Australia
Agriculture, forestry and fishing	—	—
Commercial and financial(1)	10	11
Real estate - construction	—	—
Real estate - mortgage	—	—
Instalment loans and other personal lending	11	59
Australia	21	70
New Zealand	3	14
Other Overseas	1	2
Total recoveries	25	86
Net write-offs and recoveries	(266)	(331)

(1)                                  Lease Finance write-offs and recoveries, which are not significant, are included in the ‘Commercial and financial’ category.

Note 14.  Non-performing loans

The table below details the Group’s investment in non-performing loans:

	Consolidated
	2006	2005
	$m	$m
Australia
Non-accrual assets(1):
Gross	284	287
Impairment provisions	(121)	(151)
Net	163	136
Restructured loans:
Gross	21	24
Impairment provisions	(10)	(7)
Net	11	17
Overdrafts and revolving credit greater than 90 days:
Gross	78	61
Impairment provisions	(74)	(3)
Net	4	58
Net Australian non-performing loans	178	211
New Zealand
Non-accrual assets(1):
Gross	58	73
Impairment provisions	(16)	(18)
Net	42	55
Restructured loans:
Gross	—	—
Impairment provisions	—	—
Net	—	—
Overdrafts and revolving credit greater than 90 days:
Gross	9	11
Impairment provisions	(5)	—
Net	4	11
Net New Zealand non-performing loans	46	66
Other Overseas
Non-accrual assets(1):
Gross	69	61
Impairment provisions	(30)	(20)
Net	39	41
Restructured loans:
Gross	1	44
Impairment provisions	—	(3)
Net	1	41
Overdrafts and revolving credit greater than 90 days:
Gross	1	—
Impairment provisions	(1)	—
Net	—	—
Net other Overseas non-performing loans	40	82
Total net non-performing loans(2)	264	359
Accruing items past due 90 days (with adequate security)
Australia	457	240
New Zealand	30	34
Other Overseas	9	7
Total	496	281
Interest received for the year on the above non-accrual and restrucutred assets was
Australia	—	6
New Zealand	3	3
Other Overseas	1	4
Total	4	13
Interest forgone for the year on the above non-accrual and restructured assets was estimated at
Australia	9	14
New Zealand	2	1
Other Overseas	3	3
Total	14	18

(1)                                  Loans with individually assessed impairment provisions held against them, excluding restructured loans.  The loans are classed as non-accrual for US GAAP purposes. Under A-IFRS, interest income is recognised at the effective interest rate on the net balance.

(2)                                  To allow for comparisons, impaired assets for September 2005 have been reclassified to reflect APRA’s expanded definition, which came into effect 1 July 2006.  The impact on total net impaired assets is an increase of $69 million for September 2005.

Note 15.  Goodwill and other intangible assets

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	2,436	2,394	1,217	1,230
Adjustment on transition to A-IFRS	—	(21)	—	—
Restated balance as at beginning of the year	2,436	2,373	1,217	1,230
Additions	—	77	—	—
Disposals	(15)	—	—	—
Effects of movements in foreign exchange	(18)	(14)	(16)	(13)
Balance as at end of the year	2,403	2,436	1,201	1,217
Computer software
Balance as at beginning of the year	447	376	444	376
Additions	220	217	212	213
Disposals	(10)	(4)	(10)	(4)
Impairment losses	(12)	—	(12)	—
Amortisation	(163)	(142)	(162)	(141)
Effects of movements in foreign exchange	(2)	—	(2)	—
Balance as at end of the year	480	447	470	444
Cost	1,257	1,072	1,237	1,058
Accumulated amortisation	(777)	(625)	(767)	(614)
Carrying amount	480	447	470	444
Other intangible assets
Balance as at beginning of the year	74	79	—	—
Additions	—	—	37	—
Amortisation	(5)	(5)	(7)	—
Balance as at end of the year	69	74	30	—
Cost	141	141	37	—
Accumulated amortisation	(72)	(67)	(7)	—
Carrying amount	69	74	30	—
Total goodwill and other intangible assets	2,952	2,957	1,701	1,661

Goodwill has been allocated to the following cash-generating units:

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Business and Consumer Banking	605	605	604	604
BT Financial Group Australia	1,217	1,230	180	180
New Zealand Retail Banking	435	455	417	433
BT New Zealand	30	30	—	—
Hastings	54	110	—	—
Westpac Institutional Bank	56	—	—	—
Bank of Tonga	6	6	—	—
Total goodwill	2,403	2,436	1,201	1,217

There has been no impairment of goodwill during the year (2005 no impairment).  Consistent with business unit re-organisation, $56 million of the goodwill for the Hastings acquisition has been allocated to Westpac Institutional Bank.

The recoverable amount of each CGU is determined using value in use calculations based on the future cash flow projections discounted at the Group’s after tax return on equity rate of 10.5% adjusted to a pre-tax rate (2005 10.5%).

All future cash flows are based on approved three year strategic plans.  While the strategic business plan assumes certain economic conditions, the forecast is not reliant on one particular assumption.  The business forecasts applied by management are considered appropriate as they are based on past experience and are consistent with observable current market information.

The growth rates after 2009 are assumed to be zero for all CGUs for goodwill impairment testing purposes.

Note 16.  Property, plant and equipment

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Premises and sites
Cost	121	123	50	59
Accumulated depreciation	(42)	(40)	(5)	(7)
Net carrying amount	79	83	45	52
Leasehold improvements
Cost	388	311	261	178
Accumulated amortisation	(223)	(215)	(140)	(129)
Net carrying amount	165	96	121	49
Furniture and equipment
Cost	454	430	344	315
Accumulated depreciation	(365)	(343)	(279)	(254)
Net carrying amount	89	87	65	61
Technology
Cost	579	577	517	516
Accumulated depreciation	(446)	(464)	(396)	(419)
Net carrying amount	133	113	121	97
Total property, plant and equipment	466	379	352	259

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Premises and sites
Balance as at beginning of the year	83	90	52	48
Adjustment on transition to A-IFRS	—	(20)	—	(14)
Restated balance as at beginning of the year	83	70	52	34
Additions	8	24	3	24
Disposals	(10)	(7)	(10)	(6)
Depreciation	(2)	(4)	—	—
Balance as at end of the year	79	83	45	52
Leasehold improvements
Balance as at beginning of the year	96	104	49	50
Additions	96	25	86	21
Disposals	(2)	(1)	(1)	(1)
Amortisation	(23)	(32)	(13)	(21)
Effects of movements in foreign exchange	(2)	—	—	—
Balance as at end of the year	165	96	121	49
Furniture and equipment
Balance as at beginning of the year	87	93	61	64
Additions	44	44	36	38
Disposals	(3)	(4)	(1)	(4)
Depreciation	(38)	(46)	(30)	(37)
Effects of movements in foreign exchange	(1)	—	(1)	—
Balance as at end of the year	89	87	65	61
Technology
Balance as at beginning of the year	113	137	97	122
Additions	77	35	73	28
Disposals	(4)	(3)	(3)	(3)
Depreciation	(50)	(56)	(44)	(50)
Effects of movements in foreign exchange	(3)	—	(2)	—
Balance as at end of the year	133	113	121	97
Infrastructure assets held for resale
Balance as at beginning of the year	—	645	—	—
Additions	—	—	—	—
Disposals and assets held for sale	—	(642)	—	—
Depreciation	—	(3)	—	—
Effects of movements in foreign exchange	—	—	—	—
Balance as at end of the year	—	—	—	—

Property, plant and equipment under construction

There are no items of property, plant and equipment that are currently under construction.

Note 17.  Deferred tax assets

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
The balance comprises temporary differences attributable to:

Amounts recognised in profit or loss
Provision for impairment losses on loans	389	528	388	527
Provision for employee benefits	193	173	173	155
Treasury/financial market products	83	54	80	44
Property, plant and equipment	58	53	35	49
Loans - carrying amount adjustments	54		53
Provision for non - lending losses	11	13	8	7
Provision for credit commitments	35	—	35	—
Provision for restructuring	2	5	2	—
Provision for lease liabilities	2	2	2	2
Other provisions	38	30	35	—
Other liabilities	221	118	206	179
Life insurance policy liabilities	17	—	—	—
Tax losses(1)	28	104	23	102
	1,131	1,080	1,040	1,065
Amounts recognised directly in equity
Cash flow hedges	1	—	1	—
Available-for-sale securities	—	—	—	—
Other equity	—	—	6	9
Minority interest	6	9	—	—
	7	9	7	9
Set-off of deferred tax liabilities pursuant to set-off provisions(2)	(485)	(269)	(364)	(135)
Net deferred tax assets	653	820	683	939

Deferred tax assets to be recovered within 12 months	234	270	212	345
Deferred tax assets to be recovered after more than 12 months	419	550	471	594

Movement:
Opening balance as at beginning of the year	820	838	939	811
A-IFRS transition adjustment	(78)	67	(78)	65
Restated balance as at beginning of the year	742	905	861	876
Credited to the income statement	389	183	179	197
Credited to equity	7	1	7	1
Set-off of deferred tax liabilities pursuant to set-off provisions(2)	(485)	(269)	(364)	(135)
Closing balance as at end of the year	653	820	683	939

(1)          The deferred tax asset attributed to tax loss does not exceed amounts arising from the reversal of existing assessable temporary differences.

(2)          Deferred tax assets and liabilities are set-off where they relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities within the same taxable group.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Deductible temporary differences - other	62	42	62	42
Tax losses on revenue account	132	128	132	128
Tax losses on capital account	308	339	308	339

Deferred tax liabilities relating to aggregate temporary differences of $40 million (2005 $64 million) associated with investments in subsidiaries have not been recognised because the parent entity controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

The deferred tax assets related to losses will only be obtained if:

•                  the Group or relevant entity derives future assessable income of a nature or amount sufficient to enable the benefits from the deductions for the losses to be utilised;

•                  the Group or relevant entity continues to comply with the conditions of deductibility imposed by tax legislation; and

•                  no changes in tax legislation adversely affect the Group or relevant entity in realising the benefits from the deductions for the losses.

The deductible temporary differences and tax losses do not expire under current tax legislation.  Deferred tax assets have not been recognised in respect of these items because it is not considered probable that future taxable profit will be available against which they can be realised.

Note 18. Other assets

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Accrued interest receivable	752	664	668	579
Assets held for sale	104	—	—	—
Securities sold not delivered	503	704	503	703
Deferred expenditure (after accumulated amortisation of $39 million (2005 $85 million))	29	359	25	359
Other investments	—	62	—	37
Deferred acquisition costs (after accumulated amortisation of $99 million (2005 $80 million))	120	77	19	8
Trade debtors	390	305	140	37
Prepayments	57	49	53	44
Accrued fees and commissions	149	109	120	109
Other	708	1,070	759	776
Total other assets	2,812	3,399	2,287	2,652

Note 19.  Due to other financial institutions

Amounts due to other financial institutions based on location and nature are outlined below:

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m

Australia
Interest bearing	1,924	2,997	1,924	2,997
Non-interest bearing	1,351	947	1,351	583
Total Australia	3,275	3,944	3,275	3,580
Overseas
Interest bearing	8,368	6,505	2,618	3,231
Non-interest bearing	408	205	408	205
Total Overseas	8,776	6,710	3,026	3,436
Total due to other financial institutions	12,051	10,654	6,301	7,016

Note 20.  Deposits

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Australia
Deposits at fair value
Certificates of deposit	27,917		27,917
Total deposits at fair value	27,917		27,917
Deposits at amortised cost
Non-interest bearing, repayable at call	3,641	3,469	3,641	3,469
Certificates of deposit	712	24,427	712	24,427
Other interest bearing:
At call	72,590	62,919	72,088	62,919
Term	23,704	23,448	23,764	23,648
Total deposits at amortised cost	100,647	114,263	100,205	114,463
Total Australia	128,564	114,263	128,122	114,463
New Zealand
Deposits at fair value
Certificates of deposit	3,601		3,601
Total deposits at fair value	3,601		3,601
Deposits at amortised cost
Non-interest bearing, repayable at call	1,923	1,911	1,923	1,911
Certificates of deposit	—	3,498	—	3,498
Other interest bearing:
At call	9,810	8,461	9,810	8,461
Term	11,193	11,194	11,193	11,194
Total deposits at amortised cost	22,926	25,064	22,926	25,064
Total New Zealand	26,527	25,064	26,527	25,064
Other overseas
Deposits at fair value
Certificates of deposit	1,768		1,768
Total deposits at fair value	1,768		1,768
Deposits at amortised cost
Non-interest bearing, repayable at call	288	470	165	347
Certificates of deposit	594	1,515	594	1,515
Other interest bearing:
At call	628	633	428	472
Term	9,372	7,307	9,177	7,191
Total deposits at amortised cost	10,882	9,925	10,364	9,525

Total deposits at fair value	33,286		33,286
Total deposits at amortised cost	134,455	149,252	133,495	149,052

The following table shows average balances and average rates in each of the past two years for major categories of deposits:

	Consolidated
	2006		2005
	Average	Average	Average	Average
	Balance	Rate	Balance	Rate
	$m	%	$m	%
Average balances and interest rates in each of the past two years for major categories of deposits were:
Australia
Non-interest bearing	3,538	—	3,650	—
Certificates of deposit	28,996	5.6	26,649	5.4
Other interest bearing at call	67,625	4.1	56,919	3.8
Other interest bearing term	22,757	6.4	23,863	5.3
Total Australia	122,916		111,081
Overseas
Non-interest bearing	2,108	—	2,110	—
Certificates of deposit	4,976	6.5	5,728	5.2
Other interest bearing at call	19,071	5.4	8,445	4.1
Other interest bearing term	9,814	5.7	19,340	5.4
Total Overseas	35,969		35,623

Certificates of deposit

Maturity profile of certificates of deposit greater than US$100,000 issued in Australia.

	Consolidated
		Between 3	Between
	Less Than	and 6	6 Months	Over
	3 Months	Months	and 1 Year	1 Year	Total
	$m	$m	$m	$m	$m
2006
Certificates of Deposit greater than US$100,000	18,256	7,469	2,687	217	28,629
2005
Certificates of Deposit greater than US$100,000	16,760	5,876	1,091	700	24,427

Certificates of deposit issued by Westpac in Australia represent negotiable certificates of deposit and transferable certificates of deposit. Negotiable certificates of deposit are negotiable securities with minimum denominations of $50,000 and are normally issued with terms to maturity of 30 days to one year. Transferable certificates of deposit are longer-term fixed rate instruments with minimum denominations of $100,000 and are normally issued with terms to maturity of three to five years. At 30 September 2006 negotiable certificates of deposit on issue totalled $27.9 billion (2005 $23.8 billion) and transferable certificates of deposit on issue totalled $0.7 billion (2005 $0.6 billion).

Certificates of deposit issued by Westpac in New Zealand are registered certificates of deposit, there are no minimum denominations and are normally issued with terms to maturity of up to one year. At 30 September 2006, the total amount of certificates of deposit greater than US$100,000 was A$3.6 billion (2005 A$3.5 billion).

Other overseas certificates of deposit issued by Westpac principally consist of US$ and Hong Kong dollar (HKD) certificates of deposit issued by the New York and Hong Kong branches respectively. The US$ certificates of deposit are usually fixed rate instruments with minimum denominations of US$100,000 and are generally issued for terms of one to 13 months. At 30 September 2006, the total amount of certificates of deposit greater than US$100,000 was A$1.8 billion (2005 A$0.9 billion). The HKD certificates are transferable certificates of deposit which on issue totalled $0.6 billion ($0.6 billion).

Other interest bearing deposits principally comprise interest bearing cheque and savings accounts and call and time deposits obtained through and administered by Westpac’s branch network.

Note 21. Trading liabilities and other financial liabilities designated at fair value

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Securities sold under agreements to repurchase	1,296	2,079	1,296	2,079
Securities sold short	1,533	1,075	1,533	967
Total trading liabilities	2,829	3,154	2,829	3,046
Financial liabilities designated at fair value	4,668		—
Total trading liabilities and other financial liabilities at fair value	7,497	3,154	2,829	3,046

Included within net trading income are losses of $2 million relating to those financial liabilities that were designated as fair value through profit and loss on initial recognition. These movements were attributable to changes in interest rates.

The difference between the carrying amount of financial liabilities that were designated at fair value through profit and loss on initial recognition and the amount that the Group would be contractually required to pay at maturity to the holder of the obligation is $2 million.

Note 22. Deferred tax liabilities

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
The balance comprises temporary differences attributable to:
Amounts recognised in profit or loss
Treasury/financial market products	230	101	221	100
Finance lease transactions	5	9	(7)	9
Property, plant and equipment	(2)	1	(1)	2
Intangible assets	21	24	—	—
Life insurance assets	122	89	—	89
Other assets	102	65	144	71
	478	289	357	271
Amounts recognised directly in equity
Available-for-sale securities	—	—	—	—
Cash flow hedges	7	—	7	—
	7	—	7	—

Set-off of deferred tax liabilities pursuant to set-off provisions(1)	(485)	(269)	(364)	(135)
Net deferred tax liabililities	—	20	—	136

Deferred tax liabilities to be settled within 12 months	—	11	—	72
Deferred tax liabilities to be settled after more than 12 months	—	9	—	64

Movements
Opening balance as at beginning of the year	20	110	136	113
A-IFRS transition adjustment	26	(54)	13	(77)
Adjusted opening balance as at beginning of the year	46	56	149	36
Charged to the income statement	432	233	208	235
Charged to equity	7	—	7	—
Set-off of deferred tax liabilities pursuant to set-off provisions(1)	(485)	(269)	(364)	(135)
Closing balance as at end of the year	—	20	—	136

(1)

Deferred tax assets and liabilities are set-off where they relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities within the same taxable group.

Note 23. Provisions

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Long service leave	198	185	184	175
Annual leave and other employee benefits	453	408	378	345
Non-lending losses	45	46	25	26
Provision for impairment losses on credit commitments/credit litigation	158		157
Leasehold premises	6	6	6	6
Restructuring provisions	8	6	8	6
Total provisions	868	651	758	558

Non-lending losses

Provision is made for non-lending losses including frauds, litigation costs and the correction of operational issues.  The majority of these matters are expected to be settled within 12 months of 30 September 2006.

Leasehold premises

Provision is made for unavoidable costs in relation to make good costs and premises sub let at lower rates of rent than payable under the head lease.  These amounts will be settled as the leases expire over the next four years.

Restructuring provisions

Provisions are recognised for restructuring activities when a detailed financial plan has been developed and a valid expectation that the plan will be carried out is held by those affected by it.  Restructuring provisions are expected to be used within 12 months of 30 September 2006.

				Provision
		Annual Leave		for Credit
	Long	and Other	Non-	Commitments/
	Service	Employee	Lending	Credit	Leasehold	Restructuring
	Leave	Benefits	Losses	Litigation	Premises	Provisions	Total
	$m	$m	$m	$m	$m	$m	$m
Consolidated
Balance as at beginning of the year	185	408	46	—	6	6	651
Adjustment on transition to A-IFRS	—	—	—	144	—	—	144
Adjusted balance as at beginning of the year	185	408	46	144	6	6	795
Additions	43	362	34	—	2	12	453
Utilised	(20)	(286)	(11)	(4)	(1)	(3)	(325)
Unutilised reversed	(10)	(23)	(24)	—	—	(6)	(63)
Transfer to/(from) provision for losses on loans	—	—	—	1	—	—	1
Exchange differences	—	(8)	—	8	(1)	(1)	(2)
Increase on unwinding of discount	—	—	—	9	—	—	9
Balance as at end of the year	198	453	45	158	6	8	868
Parent entity
Balance as at beginning of the year	175	345	26	—	6	6	558
Adjustment on transition to A-IFRS	—	—	—	144	—	—	144
Adjusted balance as at beginning of the year	175	345	26	144	6	6	702
Additions	40	289	24	—	2	12	367
Utilised	(21)	(244)	(17)	(4)	(1)	(3)	(290)
Unutilised reversed	(10)	(4)	(7)	—	—	(6)	(27)
Transfer to/(from) provision for losses on loans	—	—	—	1	—	—	1
Exchange differences	—	(8)	(1)	7	(1)	(1)	(4)
Increase on unwinding of discount	—	—	—	9	—	—	9
Balance as at end of the year	184	378	25	157	6	8	758

Note 24.  Other liabilities

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Unearned general insurance premiums	202	162	—	—
Outstanding general insurance claims	100	105	—	—
Retirement benefit deficit	199	120	199	120
Accrued interest payable	1,211	1,174	938	848
Credit card loyalty program(1)	188	170	—	—
Securities purchased not delivered	388	698	385	700
Trade creditors and other accrued expenses	483	597	346	430
Other	2,000	2,244	1,768	1,716
Total other liabilities	4,771	5,270	3,636	3,814

(1)   Credit card loyalty program relates to the Altitude rewards program launched by Westpac on 25 November 2001.  Westpac has established a trust to hold the liability in respect of the program.

Note 25.  Debt issues and loan capital

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Debt issues
Short term debt	37,494	24,273	32,233	2,368
Long term debt	23,982	24,481	20,802	20,191
Total debt issues	61,476	48,754	53,035	22,559
Short term debt
USD commercial paper	21,365	19,908	17,311	—
EUR euro commercial paper	3,147	319	3,147	116
AUD euro commercial paper	821	1,907	821	609
USD euro commercial paper	2,874	745	2,488	680
GBP euro commercial paper	2,402	721	2,402	601
NZD euro commercial paper	488	415	310	104
HKD euro commercial paper	537	258	537	258
JPY euro commercial paper	40	—	40	—
CHF euro commercial paper	336	—	336	—
AUD other commercial paper	5,484	—	4,841	—
Total short term debt	37,494	24,273	32,233	2,368

Long term debt

Notes and bonds

The following table sets out the maturity analysis of long term bonds and notes:

Issue			Consolidated		Parent Entity
Currency	Issue Range (millions)	Interest Rate	2006	2005	2006	2005
			$m	$m	$m	$m
Due from 1 October 2005 to 30 September 2006
Euro medium term notes
AUD	1,291	Fixed Rate 4.35%	—	1,291	—	1,291
AUD	20	Floating rate note	—	40	—	40
USD	5 - 500	Fixed rate from 1.78% - 5.75%	—	1,153	—	1,022
USD	8 - 50	Floating rate note	—	99	—	33
GBP	200	Floating rate note	—	463	—	—
GBP	75 - 300	Floating rate note	—	867	—	867
GBP	5 - 50	Fixed rate from 4.70% - 5.53%	—	127	—	127
HKD	40 - 450	Fixed rate from 1.58% - 6.90%	—	407	—	407
HKD	56 - 400	Structured	—	112	—	112
HKD	100 - 114	Floating rate note	—	36	—	36
EUR	50 - 500	Floating rate note	—	1,027	—	869
CAD	30 - 250	Structured	—	538	—	538
CHF	75	Fixed rate 0.83%	—	76	—	76
JPY	5,000	Floating rate note	—	58	—	58
SGD	15 - 100	Fixed rate from 1.67% - 1.75%	—	89	—	89
			—	6,383	—	5,565
Non-domestic bonds issued
NZD	200	Floating rate note	—	182	—	—
NZD	100	Fixed rate from 6.00% - 6.25%	—	182	—	91
			—	6,747	—	5,656

Issue			Consolidated		Parent Entity
Currency	Issue Range (millions)	Interest Rate	2006	2005	2006	2005
			$m	$m	$m	$m
Due from 1 October 2006 to 30 September 2007
Euro medium term notes
AUD	300	Fixed rate 5.85%	299	300	299	300
USD	10 - 30	Fixed rate from 0.01% - 3.87%	110	86	110	86
USD	5 - 1,500	Floating rate note	2,038	1,989	2,038	1,989
USD	5 - 30	Structured	154	46	154	46
HKD	50 - 400	Fixed rate from 1.0% - 5.33%	512	436	512	436
HKD	40 - 200	Structured	187	79	187	79
HKD	40 - 540	Floating rate note	100	91	100	91
GBP	50 - 150	Fixed rate 4.88%	500	462	500	462
GBP	32	Floating rate note	80	74	80	74
EUR	200 - 300	Floating rate note	1,359	790	848	790
SGD	10 - 100	Fixed rate from 1.86% - 3.31%	93	85	93	85
JPY	19,400	Fixed rate 0.23%	220	225	220	225
NZD	100 - 500	Fixed rate 5.8 - 7.18%	783	727	259	273
			6,435	5,390	5,400	4,936
Domestic medium term notes
NZD	50	Floating rate note	44	45	—	—
			6,479	5,435	5,400	4,936

Due from 1 October 2007 to 30 September 2008
Euro medium term notes
AUD	175 - 225	Floating rate note	398	400	398	400
AUD	75 - 525	Fixed rate 5.75%	598	600	598	600
USD	10 - 50	Structured	53	110	53	110
USD	5 - 500	Floating rate note	758	716	692	679
USD	7.5 - 50	Fixed rate from 3.25% - 3.91%	268	170	268	170
HKD	50 - 200	Fixed rate from 2.13% - 3.90%	153	148	153	148
HKD	300 - 450	Floating rate note	129	127	129	127
HKD	150 - 200	Structured	34	25	34	25
GBP	250	Floating rate note	626	578	626	578
EUR	35 - 500	Fixed rate from 2.5% - 2.88%	974	924	974	924
EUR	100	Floating rate note	170	88	170	—
JPY	25,000	Fixed rate 0.60%	283	290	283	290
SGD	3	Fixed rate 0.01%	3	3	3	3
SGD	5	Structured	4	4	4	4
NZD	90 - 125	Fixed rate from 6.00% - 7.41%	200	168	200	168
			4,651	4,351	4,585	4,226
Domestic medium term notes
AUD	56	Floating rate note	56	—	—	—
AUD	60	Fixed rate 8.25%	—	60	—	—
NZD	7.5 - 158	Floating rate note	276	287	—	—
NZD	125	Fixed rate 6.19 - 6.34%	109	114	—	—
			5,092	4,812	4,585	4,226

Issue			Consolidated		Parent Entity
Currency	Issue Range (millions)	Interest Rate	2006	2005	2006	2005
			$m	$m	$m	$m
Due from 1 October 2008 to 30 September 2009
Euro medium term notes
AUD	30 - 130	Fixed rate 5.76%	204	—	204	—
USD	5 - 10	Structured	14	20	14	20
USD	5 - 7	Floating rate note	33	24	33	24
HKD	50 - 300	Fixed rate from 2.78% - 4.63%	283	149	283	149
GBP	50 - 200	Floating rate note	1,126	578	1,126	578
JPY	3,000	Structured	34	35	34	35
EUR	750	Floating rate note	1,272	1,185	1,272	1,185
EUR	20	Fixed rate 3.13%	33	—	33	—
SGD	25	Fixed rate 3.12%	21	—	21	—
CHF	200	Fixed rate 1.63%	209	203	209	203
CAD	300	Floating rate note	360	336	360	336
			3,589	2,530	3,589	2,530
Domestic medium term notes
AUD	80	Floating rate note	80	—	—	—
			3,669	2,530	3,589	2,530

Issue			Consolidated		Parent Entity
Currency	Issue Range (millions)	Interest Rate	2006	2005	2006	2005
			$m	$m	$m	$m
Due from 1 October 2009 to 30 September 2010
Euro medium term notes
AUD	150 - 600	Floating rate note	—	—	—	—
AUD	7.5	Structured	—	6	—	6
USD	5 - 30	Fixed rate from 3.74% - 4.53%	238	160	238	160
USD	5 - 54	Floating rate note	153	150	153	150
USD	10 - 30	Structured	—	190	—	190
EUR	50	Floating rate note	85	77	85	77
HKD	50 - 400	Fixed rate from 3.38% - 8.04%	289	268	289	268
HKD	50 - 200	Structured	15	148	15	148
SGD	41 - 67	Floating rate note	113	83	113	83
JPY	2,000 - 5,000	Fixed rate from 1.97% - 2.55%	104	105	104	105
JPY	700 - 2,000	Structured	8	8	8	8
			1,005	1,195	1,005	1,195
Domestic medium term notes
AUD	400	Fixed rate 5.75%	398	400	398	400
AUD	150 - 600	Floating rate note	746	750	746	750
AUD	66	Floating rate note	—	66	—	—
			2,149	2,411	2,149	2,345

Due from 1 October 2010 to 30 September 2011
Euro medium term notes
AUD	100	Floating rate note	100	—	100	—
USD	5	Floating rate note	7	—	7	—
USD	20	Fixed rate 5%	27	26	27	26
EUR	1,000	Floating rate note	1,694	—	1,694	—
GBP	200	Fixed rate 4.875%	494	—	494	—
HKD	150 - 600	Fixed rate 5.1% - 6.65%	134	25	134	25
HKD	800	Floating rate note	137	—	137	—
NZD	150	Floating rate note	131	—	131	—
			2,724	51	2,724	51
Domestic medium term notes
AUD	1,700	Floating rate note	1,643	—	1,643	—
			4,367	51	4,367	51

Due from 1 October 2011
Euro medium term notes
CHF	50	Fixed rate 2.44%	53	—	53	—
USD	10 - 30	Fixed rate from 0.01% - 4.62%	39	53	39	53
USD	5 - 20	Structured	—	59	—	59
HKD	46 - 1,000	Fixed rate from 0.01% - 6.65%	497	306	497	306
HKD	80 - 90	Structured	—	29	—	29
USD	1,000 - 2,500	LIBOR+Margin	1,054	1,601	—	—
AUD	15 - 400	BBSW+Margin	400	447	—	—
AUD	15 - 400	CPI+Margin	60	—	—	—
JPY	10,000	Structured	123	—	123	—
			2,226	2,495	712	447
Total long term debt			23,982	24,481	20,802	20,191

‘Structured' refers to EMTNs that can not be categorised as simply fixed or floating.  Examples include transactions where rates may change from fixed to floating during the transaction.

	Consolidated
(in $millions unless otherwise stated)	2006	2005
Short term borrowings
US commercial paper
Maximum amount outstanding at any month end	25,262	20,150
Approximate average amount outstanding	22,693	18,189
Approximate weighted average interest rate on:
Average amount outstanding	4.4%	2.7%
Outstanding as at end of the year	5.4%	4.0%
Euro commercial paper
Maximum amount outstanding at any month end	10,686	6,750
Approximate average amount outstanding	6,898	5,515
Approximate weighted average interest rate on:
Average amount outstanding	4.3%	3.4%
Outstanding as at end of the year	4.5%	4.7%
Other commercial paper
Maximum amount outstanding at any month end	6,717
Approximate average amount outstanding	5,799
Approximate weighted average interest rate on:
Average amount outstanding	5.8%
Outstanding as at end of the year	6.1%

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Loan capital
Subordinated bonds, notes and debentures
USD 30 million subordinated bonds due 2009(1)	—	40	—	40
SGD 100 million subordinated bonds due 2010(2)	88	78	88	78
AUD 350 million subordinated bonds due 2011(3)	—	350	—	350
USD 350 million subordinated bonds due 2013(4)	468	460	468	460
AUD 500 million subordinated bonds due 2013(5)	502	500	502	500
AUD 600 million subordinated bonds due 2015(6)	599	600	599	600
AUD 625 million subordinated bonds due 2015(7)	624	—	624	—
UR 350 million subordinated bonds due 2015(8)	592	554	592	554
USD 75 million subordinated bonds due 2015(9)	98	—	98	—
USD 150 million subordinated bonds due 2015(10)	201	198	201	198
USD 350 million subordinated bonds due 2018(11)	431	460	431	460
GBP 200 million subordinated bonds due 2018(12)	504	462	504	462
Convertible debentures issued on 19 December 2002 NZ$731,156,944(13)	—	—	664
Convertible debentures issued on 5 April 2004 US$525,000,000(13)	—	—	665
Total subordinated bonds, notes and debentures	4,107	3,702	5,436	3,702

(1)	EMTN shown as subordinated debt in 2005 annual report, now reflected as long term debt.
(2)	These bonds pay a fixed rate coupon of 5.25%.
(3)	These bonds were redeemed on 30 August 2006.
(4)	These bonds pay a floating rate coupon. These bonds can be redeemed on 12 March 2008, or any quarterly interest payment date thereafter.
(5)

$320 million of these bonds pay a fixed rate coupon of 6.75% and the remaining $180 million pays a floating rate coupon. These bonds can be redeemed on 18 December 2008 or any quarterly interest payment date thereafter.

(6)

$250 million of these bonds pay a fixed rate coupon of 6% and the remaining $350 million pays floating rate coupon. These bonds can be redeemed on 4 February 2010, or any quarterly interest payment date thereafter. If the notes are not called on 4 February 2010, they will continue until maturity on a floating rate.

(7)

$250 million of these bonds pay a fixed rate coupon of 6% and the remaining $375 million pays floating rate coupon. These bonds can be redeemed on 16 November 2010, or any interest payment date thereafter. If the notes are not called on 16 November 2010, they will continue until maturity on a floating rate.

(8)	These bonds pay a floating rate coupon. They can be redeemed on 25 November 2010, or any quarterly interest payment date thereafter.
(9)	These bonds pay a fixed rate coupon of 5%.
(10)	These bonds pay a floating rate coupon. They can be redeemed on 17 February 2010, or any quarterly interest payment date thereafter.
(11)	These bonds pay a fixed rate coupon of 4.625%.
(12)

These bonds pay a coupon of 5.875% until 29 April 2013. From 29 April 2013 until maturity the bonds pay a floating rate coupon. These bonds can be redeemed on 29 April 2013, or any quarterly interest payment date thereafter.

(13)	Reclassified as financial liabilities on adoption of AASB 139 on 1 October 2005. Details of these are set out below.

Premiums and discounts, and fees and commissions paid on each issue have been deferred and are being amortised to interest expense over the life of the respective bonds or notes.  Net unamortised expenses at 30 September 2006 amounted to $53 million (2005 $71 million).

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Subordinated perpetual notes
USD 390.2 million (2004 USD 390.2 million) subordinated perpetual floating rate notes	521	512	521	512

These notes have no final maturity but may, subject to the approval of APRA and subject to certain other conditions, be redeemed at par at the option of Westpac.  The rights of the noteholders and couponholders are subordinated to the claims of all creditors (including depositors) of Westpac other than those creditors whose claims against Westpac are expressed to rank equally with or after the claims of the noteholders and couponholders.  Interest is cumulative and is payable on the notes semi-annually, subject to Westpac being solvent immediately after making the payment and having paid any dividend on any class of share capital of Westpac within the prior 12 month period.

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Trust preferred securities
6,671,140 FIRsTS of A$100 each (net of issue costs of A$12 million)(1)	664		—
525,000 2004 TPS of US$1,000 each (net of issue costs of A$18 million)(1)	665		—
	1,329		—

(1)   Reclassified as financial liabilities on adoption of AASB 139 on 1 October 2005.

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

The holders of Westpac FIRsTS can request Westpac to exchange their Westpac FIRsTS on each rollover date or upon occurrence of certain control events (such as a takeover bid involving the acquisition of a majority interest in Westpac). The holders will receive for each Westpac FIRsTS, at Westpac’s discretion, $100 cash (subject to APRA approval) or Westpac ordinary shares calculated in accordance with the applicable exchange ratio. Westpac can require holders to exchange their Westpac FIRsTS for $100 cash (subject to APRA approval) or a variable number of Westpac ordinary shares calculated in accordance with the applicable exchange ratio on each rollover date (or on distribution payment dates after the first rollover date if the distribution rate applying to the Westpac FIRsTS at that date is a floating rate) or in certain other limited circumstances.

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

The convertible debentures are unsecured, junior subordinate obligations of Westpac and will rank subordinate and junior in right of payment of principal and distributions to Westpac’s obligator’s to its depositors and creditors.  The convertible debentures will only pay distributions to the extent they are declared by the Board of Directors of Westpac, or an authorised committee of the Board.  Any distribution is subject to Westpac having sufficient distributable profits.  If certain conditions exist a distribution is not permitted to be declared unless approved by APRA.  The convertible debentures have no stated maturity, but will automatically convert into ADRs each representing 40 Westpac preference shares (noncumulative preference shares in Westpac with a liquidation amount of US$25) on 31 March 2053, or earlier in the event that a distribution is not made or certain other events occur.  Upon issue the amount paid up on each Westpac preference share will be deemed to be US$25.  The 2004 TPS will then be redeemed for ADRs.  The dividend payment dates and distribution rates on Westpac preference shares will be the same as those otherwise applicable to 2004 TPS.  The holders of the ADR’s will, in certain circumstances, have the right to convert their Westpac preference shares into a variable number of Westpac ordinary shares on 31 March 2054 by giving notice to Westpac.  The variable number of Westpac ordinary shares will be determined by reference to the weighted average trading price of Westpac ordinary shares in the 20 trading days immediately preceding 31 March 2054.

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

Westpac debt programs and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2006:

Program/Issuing Shelf	Outstanding	Program/Issuing Shelf Type
Australia
No limit	AUD 116 million	Debt Issuance Programme
No limit	AUD 6,175 million	Debt Issuance Programme(1)

Euro Market
USD 2.5 billion	USD 462 million	Euro Transferable Certificate of Deposit Programme
USD 15 billion	USD 8,125 million	Euro Commercial Paper Programme(2)
USD 25 billion	USD 13,433 million(3)	Programme for the Issuance of Debt Instruments

Japan
JPY 100 billion	Nil	Samurai shelf
JPY 300 billion	JPY 22 billion	Uridashi shelf(4)

United States
USD 20 billion	USD 13,029 million	Commercial Paper Program(5)
USD 7.5 billion	USD 3,052 million	Commercial Paper Program(6)
USD 5 billion	USD 3,575 million	Medium Term Deposit Notes
USD 1 billion(7)	USD 350 million(8)	Securities Exchange Commission registered shelf

New Zealand
NZD 750 million	Nil	Medium Term Note Programme
NZD 750 million	NZD 175 million	Medium Term Note Programme(9)

(1)

Debt Issuance Programme for the issue of TCDs and MTNs established 18 July 2002. Other outstanding issues remain constituted by the Deeds Poll of the Debt Issuance Programme and Debt Issuance Program Subordinated Medium Term Notes Programme under which the TCDs/MTNs were issued.

(2)

WestpacTrust Securities NZ Limited was also an issuer under this programme. From 1 November 2006, Westpac Securities NZ Limited, a subsidiary of Westpac New Zealand Limited, will be a new issuer under this programme.

(3)	Outstandings are recorded at historical exchange rates (per programme documentation).

(4)

Record of the secondary distributions under the Shelf Registration Statement as amended (outstanding amounts are also reflected under the USD$25 billion Programme for the Issuance of Debt Instruments). JPY 119 billion of the issuing shelf limit remains available.

(5)	Westpac Banking Corporation is the sole issuer under this Section 4(2) United States commercial paper program.

(6)

WestpacTrust Securities NZ Limited was the sole issuer under this Section 4(2) United States commercial paper program, guaranteed by Westpac Banking Corporation. From 1 November 2006, Westpac Securities NZ Limited, a subsidiary of Westpac New Zealand Limited, will be the issuer under a new Section 4(2) United States commercial paper program guaranteed by Westpac New Zealand Limited.

(7)	USD227 million of the issuing shelf limit remains available.

(8)	Outstanding issuance is a tier 2 instrument.

(9)	Westpac Trust Securities NZ Limited was the sole issuer under this programme.

Note 26.  Equity

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Contributed equity
Ordinary shares 1,839,221,164 (2005 1,868,520,761) each fully paid	5,519	5,296	5,519	5,296
Treasury shares 4,020,208 (2005 4,437,336)	(51)	(61)	(8)	(5)
Share capital	5,468	5,235	5,511	5,291
Other equity instruments
Convertible debentures:
Issued on 19 December 2002 NZ$714,914,381 (net of issue costs of A$12 million)(1)	—	—	—	659
Issued on 13 August 2003 NZ$1,279,981,813 (net of issue costs of A$13 million)	—	—	1,137	1,137
Issued on 5 April 2004 US$525,000,000 (net of issue costs of A$8 million)(1)	—	—	—	688
Issued on 21 June 2006 A$762,700,375 (net of issue costs of A$12 million)	—	—	751	—
Total other equity instruments	—	—	1,888	2,484
Minority interests
Trust preferred securities:
6,671,140 (FIRsTS of A$100 each (net of issue costs of A$12 million)(1)	—	659	—	—
750,000 2003 TPS of US$1,000 each (net of issue costs of A$13 million)	1,137	1,137	—	—
525,000 2004 TPS of US$1,000 each (net of issue costs of A$8 million)(1)	—	688	—	—
7,627,375 (2005 nil) 2006 TPS of A$100 each (net of issue costs of A$12 million)	751	—	—	—
Managed investment schemes(1)	—	826	—	—
Other	24	22	—	—
Total minority interests	1,912	3,332	—	—

(1)   Reclassified as financial liabilities on adoption of AASB 139 on 1 October 2005.

Ordinary shares

In accordance with the Corporations Act Westpac does not have authorised capital and all ordinary shares issued have no par value. Ordinary shares entitle the holder to participate in dividends as declared and in the event of winding up of Westpac, to participate in the proceeds in proportion to the number of and amounts paid on the shares held.

Ordinary shares entitle the holder to one vote per share, either in person or by proxy, at a meeting of Westpac shareholders.

During the year the following ordinary shares were issued:

•                           2,585,287 ordinary shares issued for the purchase of Hastings Funds Management Limited at a price of $20.30;

•                           to equity holders in terms of the Dividend Reinvestment Plan, 9,325,349 ordinary shares at a price of $22.22 and 6,355,321 ordinary shares at a price of $22.38;

•                           to eligible executives and senior management under the Westpac Performance Plan upon exercise of performance options, 300,338 ordinary shares at an average exercise price of $13.63 and upon exercise of performance share rights, 257,616 ordinary shares for nil consideration;

•                           to the CEO under the Chief Executive Share Option Agreement 2001 upon exercise of options, 677,886 ordinary shares at an exercise price of $13.87;

•                           to executives under the General Management Share Option Plan upon exercise of options, 872,089 ordinary shares at an average exercise price of $15.20;

•                           to senior officers under the Senior Officers' Share Purchase Scheme upon exercise of options, 1,766,456 ordinary shares at an average exercise price of $13.75; and

•                           to eligible staff under the Employee Share Plan 833,931 ordinary shares issued for nil consideration.

During the year ended 30 September 2006, 1,496,578 ordinary shares were purchased on market at an average purchase price of $23.08 and delivered to employees upon the exercise of the following options and performance share rights:

•                           to eligible executives and senior management under the Westpac Performance Plan 652,643 performance options at an average exercise price of $13.99 and 344,871 performance share rights for nil consideration;

•                           to executives under the General Management Share Option Plan 69,064 options at an average exercise price of $15.06; and

•                           to senior officers under the Senior Officers’ Share Purchase Scheme 430,000 options at an average exercise price of $13.65.

On 19 December 2005 52,273,870 ordinary shares (approximately 2.8%) were bought back at a price of $19.13 per share for a total cost of $1 billion. The shares bought back have been cancelled. In accordance with the buy-back tender process $15.13 per share of the consideration paid was treated as a fully franked deemed dividend and has been deducted from retained profits ($791 million). The balance of the consideration paid of $4.00 per share and incidental costs of the buy-back have been deducted from share capital ($212 million).

Treasury shares

Treasury shares includes ordinary shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac in respect of equity derivatives sold to customers.

During the year 730,218 treasury shares were purchased at an average price of $23.04 and 1,147,346 treasury shares were sold at an average prices of $23.11.

Convertible debentures and 2003 TPS

A wholly owned entity Westpac Capital Trust III (Capital Trust III) issued 750,000 2003 TPS in the United States of America at US$1,000 each on 13 August 2003, with non-cumulative semi-annual distributions (31 March and 30 September) in arrears at the annual rate of 5.819% up to but excluding 30 September 2013. From, and including, 30 September 2013 the 2003 TPS will pay non-cumulative quarterly distributions (31 December, 31 March, 30 June and 30 September) in arrears at a floating rate of LIBOR plus 2.05% per year. Capital Trust III has also issued common securities with a total price of US$1,000 to Westpac Capital Holdings Inc.

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

The convertible debentures are unsecured, junior subordinated obligations of Westpac and will rank subordinate and junior in right of payment of principal and distributions to Westpac’s obligations to its depositors and creditors. The convertible debentures are limited in aggregate principle amount to the New Zealand dollar equivalent, based on a fixed exchange rate of US$0.58, of the sum of the stated liquidation amounts of the 2003 TPS and the proceeds of the common securities issued by Capital Trust III. The convertible debentures will only pay distributions to the extent they are declared by the Board of Directors of Westpac, or an authorised committee of the Board. Any distribution is subject to Westpac having sufficient distributable profits. If certain conditions exist a distribution is not permitted to be declared unless approved by APRA. The convertible debentures have no stated maturity, but will automatically convert into American Depositary Receipts (ADRs) each representing 40 Westpac preference shares (non-cumulative preference shares in Westpac with a liquidation amount of US$25) on 30 September 2053, or earlier in the event that a distribution is not made or certain other events occur. Upon issue the amount paid up on each Westpac preference share will be deemed to be US$25. The 2003 TPS will then be redeemed for ADRs. The dividend payment dates and distribution rates on Westpac preference shares will be the same as those otherwise applicable to the 2003 TPS.

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

Convertible Notes and 2006 TPS

A Westpac controlled entity, Westpac TPS Trust, issued 7,627,375 2006 TPS in Australia at $100 each on 21 June 2006. The 2006 TPS are preferred units in the Westpac TPS Trust, with non-cumulative floating rate distributions which are expected to be fully franked. Westpac TPS Trust also issued one ordinary unit with an issue price of $100 to Westpac. Westpac, as holder of the ordinary unit, is entitled to any residual income or assets of the Westpac TPS Trust not distributed to holders of 2006 TPS.

The principal assets of Westpac TPS Trust are 7,627,375 convertible notes (the notes) issued by Westpac in an aggregate amount of $762,737,500.

The 2006 TPS are scheduled to pay quarterly distributions (30 September, 31 December, 31 March and 30 June) in arrears, subject to certain conditions being satisfied. The distribution rate on 2006 TPS, until 30 June 2016 (the step-up date), is calculated as the Australian bank bill rate plus 1% per annum (the initial margin) multiplied by one minus the Australian corporate tax rate (30% at the time of issue). After the step-up date, the initial margin will increase by a one time step-up of 1% per annum.

The notes are unsecured obligations of Westpac and rank subordinate and junior in right of payment of principle and interest to Westpac’s obligations to depositors and creditors, other than subordinated creditors holding subordinated indebtedness that is stated to rank equally with, or junior to the notes.

Distributions on the 2006 TPS will only be made if Westpac pays interest on the notes and certain other conditions (which correspond to the interest payment conditions on the notes) are satisfied. Interest will be paid on the notes if the Westpac directors resolve to make the interest payment, the amount of the payment does not exceed the distributable profits of the Westpac Group and APRA does not otherwise object to the payment. The interest payments on the notes are expected to exceed the aggregate amount of the distributions to be made on 2006 TPS. The excess will be distributed to Westpac, as holder of the ordinary unit in the Westpac TPS Trust, on each distribution payment date.

Westpac can require holders to exchange each of their 2006 TPS for $100 cash (subject to any required APRA approval) or a variable number of Westpac ordinary shares calculated in accordance with the applicable conversion number, on the step-up date or any distribution payment date after the step-up date, or in certain other limited circumstances. If Westpac elects to initiate redemption of 2006 TPS for cash or conversion into a variable number of ordinary shares, Westpac must also redeem or convert the notes in a corresponding manner.

The 2006 TPS will automatically exchange into Westpac preference shares upon the occurrence of an automatic exchange event, that is, if the 2006 TPS are still on issue on 30 September 2055 or in certain other limited circumstances, including the occurrence of an event of default or an APRA event (unless APRA determines otherwise). On exchange, all 2006 TPS on issue will exchange into preference shares directly issued by Westpac and the notes and the 2006 TPS will be redeemed simultaneously. On exchange, 2006 TPS holders will receive one preference share for each 2006 TPS.

The laws of Australia and New Zealand apply to various parts of this transaction.

Note 27. Share-based payments

Executive and Senior Officer share plans

Options, performance share rights and stock appreciation rights are granted to selected executives and senior managers under the following schemes.

(i) Westpac Performance Plan

The first grant of performance options and performance share rights under the Westpac Performance Plan took place on 20 January 2003. The Westpac Performance Plan replaced the General Management Share Option Plan (GMSOP) and the Senior Officers’ Share Purchase Scheme (SOSPS), which are both now closed to new offers. The Westpac Performance Plan provides for both performance options and performance share rights to be offered to executives and senior management.

All allocations under this plan include a performance hurdle, which will result in participants forfeiting all performance options and performance share rights for below median returns relative to defined ranking groups. Details of the plan are set out below.

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

For grants made since November 2005, 50% of the long term incentive award is assessed against a TSR ranking group of the top 10 of the largest 13 Australian banking and financial sector companies by market capitalisation at the time of grant (excluding Westpac). The other 50% assesses TSR performance against a ranking group of the 50 largest companies on the ASX by market capitalisation at the time of grant (excluding Westpac, specified resource companies and the first ranking group).

For grants made prior to December 2005, the ranking group is the 50 largest companies listed on the ASX by market capitalisation at the commencement of the performance period (excluding Westpac, property and investment trusts and specified resources companies).

Full vesting of performance options and performance share rights occurs when Westpac’s relative TSR is at (or exceeds) the 75th percentile of the ranking group, scaling down to 50% vesting on a straight-line basis for median performance. Below median performance, no vesting occurs.

Performance options

Under the Westpac Performance Plan, up to 100 eligible executives each year can be granted performance options to acquire fully paid ordinary shares issued by Westpac, with vesting subject to meeting the above performance hurdles. The performance options have a ten year life from the date of grant. The exercise price to be paid by the executive is equal to the average market price of Westpac ordinary shares traded on the ASX over the five trading days up to the time the offer is made.

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

Upon exercising vested performance options, the executive has the right to take up his or her entitlement in whole or in part as fully paid ordinary shares. The exercise price is payable at that time. A performance option lapses if it is not exercised prior to the end of its term.

The following table sets out details of the performance options granted to executives under the Westpac Performance Plan:

			Outstanding at	Granted	Exercised	Lapsed	Total	Outstanding and
		Exercise	1 October	During	During	During	Outstanding at	Exercisable at
Grant Date	Latest Date for Exercise	Price	2005	the Year	the Year	the Year	30 September 2006	30 September 2006
20 January 2003	20 January 2013	$13.59	3,293,054	—	892,720	1,300,285	1,100,049	841,256
1 May 2003	1 May 2013	$15.04	28,333	—	—	—	28,333	—
3 November 2003	3 November 2013	$16.34	17,386	—	—	—	17,386	—
21 January 2004	21 January 2014	$16.34	3,318,473	—	—	357,420	2,961,053	—
6 May 2004	6 May 2014	$17.72	16,891	—	—	—	16,891	—
3 August 2004	3 August 2014	$17.65	17,627	—	—	—	17,627	—
20 January 2005	20 January 2015	$18.98	4,034,639	—	52,352	418,026	3,564,261	—
2 May 2005	2 May 2015	$19.00	43,553	—	—	—	43,553	—
1 August 2005	1 August 2015	$19.62	16,891	—	—	—	16,891	—
20 December 2005	20 December 2015	$20.53	—	3,909,756	7,909	295,646	3,606,201	—
20 December 2005	20 December 2015	$22.53	—	87,836	—	—	87,836	—
Totals 2006			10,786,847	3,997,592	952,981	2,371,377	11,460,081	841,256
Weighted average exercise price			$16.50	$20.57	$13.94	$15.82	$18.28	$13.59
Totals 2005			8,187,318	4,305,360	98,679	1,607,152	10,786,847	—
Weighted average exercise price			$14.99	$18.98	$13.81	$15.59	$16.50	—

The weighted average fair value at grant date of performance options issued during the year was $2.51 (2005 $1.87).  The weighted average remaining contractual life of outstanding performance options at 30 September 2006 was 8.2 years (2005 8.4 years).

Performance share rights

Under the Westpac Performance Plan, performance share rights are generally granted to approximately 600 eligible executives and senior management each year, with vesting subject to meeting the above performance hurdles.  The performance share rights have a ten year life from the date of grant.  After vesting the performance share rights entitle the holder to elect to receive fully paid Westpac ordinary shares at no cost to the participant.

The performance share rights have either a two-year or a three-year initial testing period.  The performance share rights are subject to the same periodic testing as for performance options above, except that those with a two-year initial testing period are tested on the second, third and fourth anniversaries.  Any performance share rights that do not vest are forfeited.

Upon exercising vested performance share rights, the executive or senior manager has the right to take up his or her entitlement in whole or in part as fully paid ordinary shares.  A performance share right lapses if it is not exercised prior to the end of its term.

The following table sets out details of the performance share rights granted to executives and senior managers under the Westpac Performance Plan:

		Outstanding at	Granted	Exercised	Lapsed		Outstanding and
		1 October	During	During	During	Total Outstanding at	Exercisable at
Grant Date	Latest Date for Exercise	2005	the Year	the Year	the Year	30 September 2006	30 September 2006
Two-year initial testing period

20 January 2003	20 January 2013	613,280	—	229,377	99,634	284,269	216,305
1 May 2003	1 May 2013	22,106	—	—	2,663	19,443	—
1 August 2003	1 August 2013	5,855	—	—	—	5,855	—
3 November 2003	3 November 2013	12,748	—	—	—	12,748	—
21 January 2004	21 January 2014	1,848,813	—	328	225,048	1,623,437	—
6 May 2004	6 May 2014	21,513	—	—	2,338	19,175	—
6 May 2004	6 May 2014	66,647	—	—	24,554	42,093	—
3 August 2004	3 August 2014	17,104	—	—	—	17,104	—
5 November 2004	5 November 2014	10,671	—	—	—	10,671	—
20 January 2005	20 January 2015	2,154,878	—	30,118	255,604	1,869,156	3,730
2 May 2005	2 May 2015	30,714	—	—	—	30,714	—
1 August 2005	1 August 2015	12,499	—	—	—	12,499	—
1 November 2005	1 November 2015	—	7,816	—	2,004	5,812	—
20 December 2005	20 December 2015	—	2,226,970	4,159	165,390	2,057,421	1,070
1 February 2006	1 February 2016	—	15,664	—	—	15,664	—
1 May 2006	1 May 2016	—	21,960	—	345	21,615	—
3 August 2006	3 August 2016	—	12,720	—	—	12,720	—

Three-year initial testing period

20 January 2003	20 January 2013	1,034,948	—	329,658	420,223	285,067	189,598
1 May 2003	1 May 2013	14,605	—	—	2,756	11,849	—
1 August 2003	1 August 2013	6,059	—	—	—	6,059	—
3 November 2003	3 November 2013	8,118	—	—	—	8,118	—
21 January 2004	21 January 2014	982,035	—	226	129,560	852,249	—
6 May 2004	6 May 2014	17,424	—	—	2,420	15,004	—
6 May 2004	6 May 2014	68,970	—	—	25,410	43,560	—
3 August 2004	3 August 2014	12,632	—	—	—	12,632	—
5 November 2004	5 November 2014	11,039	—	—	—	11,039	—
20 January 2005	20 January 2015	1,198,635	—	7,695	165,189	1,025,751	2,583
2 May 2005	2 May 2015	20,344	—	—	—	20,344	—
1 August 2005	1 August 2015	8,512	—	—	—	8,512	—
1 November 2005	1 November 2015	—	8,115	—	2,081	6,034	—
20 December 2005	20 December 2015	—	1,350,069	926	100,778	1,248,365	434
1 February 2006	1 February 2016	—	16,286	—	—	16,286	—
1 May 2006	1 May 2016	—	22,829	—	359	22,470	—
3 August 2006	3 August 2016	—	13,217	—	—	13,217	—
Totals 2006		8,200,149	3,695,646	602,487	1,626,356	9,666,952	413,720
Totals 2005		6,988,236	3,668,577	712,292	1,744,372	8,200,149	—

The weighted average fair value at grant date of performance share rights issued during the year was $11.80 (2005 $9.88).  The weighted average remaining contractual life of outstanding performance share rights at 30 September 2006 was 8.2 years (2005 8.5 years).

(ii) Chief Executive Share Option Agreement and Chief Executive Securities Agreement

Full descriptions of the Chief Executive Share Option Agreement 2001 and the Chief Executive Securities Agreement 2003 are contained in Note 45.

The following table sets out details of the options and performance share rights granted to David Morgan under the above agreements:

			Outstanding at	Granted	Exercised	Lapsed
		Exercise	1 October	During	During	During	Outstanding at
Grant Date	Latest Date for Exercise	Price	2005	the Year	the Year	the Year	30 September 2006
Options
4 March 2003	28 February 2013	$13.87	1,100,000	—	677,886	422,114	—
1 March 2004	28 February 2014	$16.71	713,000	—	—	—	713,000
1 March 2005	28 February 2015	$19.17	713,000	—	—	—	713,000
1 March 2006	28 February 2016	$23.52	—	713,000	—	—	713,000
Totals 2006			2,526,000	713,000	677,886	422,114	2,139,000
Performance share rights
1 March 2004	28 February 2014	nil	218,000	—	—	—	218,000
1 March 2005	28 February 2015	nil	218,000	—	—	—	218,000
1 March 2006	28 February 2016	nil	—	218,000	—	—	218,000
Totals 2006			436,000	218,000	—	—	654,000
Weighted average exercise price - options			$16.17	$23.52	$13.87	$13.87	$19.80
Totals 2005
Options			4,390,580	713,000	2,027,580	550,000	2,526,000
Performance share rights			218,000	218,000	—	—	436,000
Weighted average exercise price - options			$14.02	$19.17	$12.42	$16.71	$16.17

The fair value at grant date of options issued to David Morgan during the year was $2.09 (2005 $1.86).  The fair value at grant date of performance share rights issued to David Morgan during the year was $10.56 (2005 $8.89).  At 30 September 2006 no outstanding options or performance share rights issued to David Morgan were exercisable (2005 nil).  The weighted average remaining contractual life at 30 September 2006 of outstanding options was 8.4 years (2005 8.3 years) and outstanding performance share rights was 8.4 years (2005 8.9 years).

(iii) Fair value assumptions

The fair value of performance options and performance share rights included in the tables above have been independently calculated at grant date using a Binomial/Monte Carlo simulation pricing model.  The assumptions included in the valuation of the 1 March 2006 awards to the CEO include a risk free interest rate of 5.2%, a dividend yield on Westpac shares of 4.6% and a volatility in the Westpac share price of 15.0%.  The assumptions included in the valuation of the 20 December 2005 awards under the WPP include a risk free interest rate of 5.4% in relation to performance options and performance share rights with a three to five year performance period, a risk free interest rate of 5.3% in relation to performance share rights with a two to four year performance period, a dividend yield on Westpac shares of 4.9% and a volatility in the Westpac share price of 15.0%.  Volatility has been assessed by considering the implied volatility of publicly traded options over Westpac’storic volatility of the market price of Westpac shares.  Other assumptions include volatilities of, and correlation factors between, share price movements of the ranking group members and Westpac, which are used to assess the impact of performance hurdles.  Performance options and performance share rights have been valued assuming an expected life after the vesting date of up to one year.

(iv) Stock appreciation rights

As at 30 September 2006, there were 250,000 stock appreciation rights outstanding (2005 500,000), which were granted on 2 September 1997 at a nominal price of $7.89 per right (the issue price). No stock appreciation rights have been issued since 1997 and 250,000 were exercised during the year ended 30 September 2006. The stock appreciation rights have a term of up to ten years and became payable, at the option of the holder at any time on or after three years from the date of the grant.

Under the rights, the holder receives a cash payment equal to the amount by which the closing price of Westpac’s ordinary shares exceeds the issue price as at close of business on the ASX on the date the rights are exercised.

Stock appreciation rights provide no dividend or voting rights to holders.

(v) Other Group share-based plans

Westpac also provides plans for small, specialised parts of the Group. The payments under these plans are directly linked to growth of the relevant part of the business and are each capped at an appropriate proportion of the value and/or profitability of the relevant part of the business.The plans are accounted for as cash-settled share-based payment transactions and the plans individually and in aggregate are not material to the Group.

Closed Executive and Senior Officer share plans

The GMSOP and the SOSPS were replaced by the Westpac Performance Plan. The GMSOP and SOSPS provided for the allocation of share options to selected executives and senior officers.

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

The options have a ten-year life, and are subject to a performance requirement that will determine the proportion which may be exercised following the end of the performance period. The performance hurdles compare the TSR received by Westpac shareholders against those received by shareholders of a peer group over the performance period. Options granted under the GMSOP are subject to a similar peer group as for grants prior to December 2005 under the Westpac Performance Plan. Full vesting of options occur when Westpac’s relative TSR is at (or exceeds) the 75th percentile of the ranking group, scaling down to 25% vesting at the 25th percentile. Below the 25th percentile, no vesting occurs.

The initial period for testing against the performance hurdle was after three years. Participants can elect to vest based on the result of this testing or elect to test again on the fourth anniversary. Participants can elect to vest based on the result of this testing on the fourth anniversary or elect to do a final test on the fifth anniversary. Participants do not have the choice to revert to the results based on earlier testing. Any options that do not vest are forfeited.

The following table sets out details of the options granted to selected executives at General Manager level or above under the GMSOP:

			Outstanding at	Exercised	Lapsed		Outstanding and
			1 October	During	During	Total Outstanding at	Exercisable at
Grant Date	Latest Date for Exercise	Exercise Price	2005	the Year	the Year	30 September 2006	30 September 2006
29 December 1999	29 December 2009	$9.57	91,000	28,000	—	63,000	63,000
3 April 2000	3 April 2010	$10.75	94,186	—	—	94,186	94,186
8 January 2001	8 January 2011	$13.32	68,183	68,183	—	—	—
23 April 2001	23 April 2011	$13.67	90,910	—	—	90,910	90,910
5 November 2001	5 November 2011	$12.75	458,800	458,800	—	—	—
9 January 2002	9 January 2012	$14.70	1,067,222	384,871	788	681,563	581,563
6 August 2002	6 August 2012	$16.03	65,533	18,724	—	46,809	46,809
12 August 2002	12 August 2012	$16.15	36,702	36,702	—	—	—
14 October 2002	14 October 2012	$15.65	75,000	—	45,313	29,687	29,687
21 October 2002	21 October 2012	$15.19	50,000	20,213	29,787	—	—
18 November 2002	19 November 2012	$13.30	75,000	30,978	44,022	—	—
Totals 2006			2,172,536	1,046,471	119,910	1,006,155	906,155
Weighted average exercise price			$13.88	$13.66	$14.67	$14.01	$13.93
Totals 2005			8,101,379	5,182,497	746,346	2,172,536	1,972,536
Weighted average exer exercise price			$13.94	$13.85	$14.72	$13.88	$13.80

Upon exercising an option, the officer has the right to take up his or her entitlement in whole or in part (but in multiples of 1,000) as fully paid ordinary shares.  The exercise price is payable at that time.  If an option is not exercised prior to the end of its term, it lapses.

As at 30 September 2006, nine executives (2005 19 executives) held options under the GMSOP.  The weighted average remaining contractual life of options under the GMSOP at 30 September 2006 was 5.0 years (2005 6.1 years).

(ii) Senior Officers' Share Purchase Scheme

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

						Total	Outstanding and
			Outstanding at	Exercised	Lapsed	Outstanding at	Excercisable at
	Latest Date	Exercise	1 October	During	During	30 September	30 September
Grant Date	for Exercise	Price	2005	the Year	the Year	2006	2006
5 October 1999	5 October 2009	$9.55	40,000	—	—	40,000	40,000
29 December 1999	29 December 2009	$9.53	776,000	227,000	16,000	533,000	533,000
8 January 2001	8 January 2011	$13.26	1,701,000	612,000	20,000	1,069,000	1,069,000
9 April 2001	9 April 2011	$13.85	10,000	—	—	10,000	10,000
23 April 2001	23 April 2011	$13.50	45,000	—	—	45,000	45,000
7 August 2001	7 August 2011	$14.23	25,000	—	—	25,000	25,000
9 January 2002	9 January 2012	$14.65	3,034,730	1,159,456	16,274	1,859,000	1,859,000
18 February 2002	18 February 2012	$15.63	30,000	—	—	30,000	30,000
29 April 2002	29 April 2012	$15.40	162,000	8,000	—	154,000	154,000
22 July 2002	22 July 2012	$16.24	201,336	70,000	17,763	113,573	113,573
28 October 2002	28 October 2012	$15.32	30,000	30,000	—	—	—
18 November 2002	18 November 2012	$13.07	120,000	90,000	—	30,000	30,000
Totals 2006			6,175,066	2,196,456	70,037	3,908,573	3,908,573
Weighted average exercise price			$13.63	$13.73	$13.49	$13.57	$13.57
Totals 2005			13,191,821	6,819,795	196,960	6,175,066	6,025,066
Weighted average exercise price			$13.59	$13.53	$14.75	$13.63	$13.63

As at 30 September 2006, 166 officers (2005 254 officers) held options under the SOSPS.

Upon exercising an option, the senior officer has the right to take up their entitlement in whole or in part (but in multiples of 1,000) as fully paid shares, in which event the whole of the exercise price becomes payable.  Only fully paid ordinary shares carry dividend or voting rights.  The weighted average remaining contractual life of options under the SOSPS at 30 September 2006 was 4.7 years (2005 5.8 years).

General information on Executive and Senior Officer share plans

The market price of Westpac’s ordinary shares as at 30 September 2006 was $22.71 (2005 $21.10).  Details of the shares issued under each of the Executive and Senior Officer share plans during the year ended 30 September 2006 are set out below:

		Dates on which		Total	Weighted Average
		Options or		Number of	Share Price	Consideration
		Share Rights	Exercise	Shares Issued/	at Date of	Received
	Plan/Agreement	Were Exercised	Price $	Allocated	Exercise $	($'000)
2006	Westpac Performance Plan
	Performance options	October - December 2005	13.59	47,266	21.18	642
		January - March 2006	13.59	36,735	23.38	499
		April - June 2006	13.59 - 20.53	615,908	23.79	8,633
		July - September 2006	13.59 - 20.53	253,072	23.01	3,514

	Performance share rights	October - December 2005		59,066	21.89
		January - March 2006		179,523	23.48
		April - June 2006		210,665	23.61
		July - September 2006		153,233	22.75

	Chief Executive Share Option Agreements	April - June 2006	13.87	677,886	23.22	9,402

	GMSOP	October - December 2005	9.57 - 16.15	977,407	22.29	13,255
		April - June 2006	14.70 - 16.03	69,064	24.57	1,040

		October - December 2005	9.53 - 15.40	1,301,456	22.17	17,797
	SOSPS	January - March 2006	9.53 - 16.24	87,000	23.02	1,265
		April - June 2006	9.53 - 16.24	523,000	23.27	7,210
		July- September 2006	9.53 - 16.24	285,000	22.87	3,888

2005	Westpac Performance Plan
	Performance options	October - December 2004	13.59 - 16.34	59,409	18.37	829
		July - September 2005	13.59	39,270	19.71	534

	Performance share rights	October - December 2004		40,444	18.27
		January - March 2005		83,573	19.45
		April - June 2005		358,947	19.27
		July - September 2005		229,328	19.65

	Chief Executive Share Option	October - December 2004	10.83	1,477,580	18.64	16,001
	Agreements	April - June 2005	16.71	550,000	19.50	9,191

	GMSOP	October - December 2004	9.57 - 14.70	1,586,531	18.72	20,517
		January - March 2005	13.32 - 14.70	223,623	19.35	3,162
		April - June 2005	13.72 - 16.21	2,150,075	19.57	31,859
		July - September 2005	12.39 - 14.70	1,222,268	19.81	16,243

	SOSPS	October - December 2003	9.53 - 16.24	1,532,677	18.44	19,369
		January - March 2004	9.53 - 14.65	2,080,369	19.57	29,146
		April - June 2004	9.53 - 15.40	2,126,708	19.50	28,863
		July - September 2004	9.53 - 16.24	1,080,041	19.74	14,864

Shares allotted as a consequence of the exercise of options or performance share rights under the share plans will, from the day of allotment, rank equally with all other issued Westpac ordinary shares and qualify for the payment of dividends and shareholder voting rights.

The share plans are operated in compliance with ASIC policy statement 49 which provides relief from the disclosure and licensing provisions of the Corporations Act.  Included in the ASIC policy statement is a five percent limit on the number of shares that can be issued under an employee share scheme without the issuance of a prospectus.  Under the policy statement, the number of shares the subject of options to be offered to employees at any particular time cannot, at the time the offer is made and when aggregated with the number of shares the subject of previously issued unexercised options issued to employees under those plans and with the number of shares issued during the previous five years under all employee share schemes, exceed five percent of the total number of shares on issue at the time that offer is made.

The names of all persons who hold options and/or performance share rights currently on issue are entered in Westpac’s register of option holders which may be inspected at Link Market Services, Level 8, 580 George Street, Sydney, New South Wales.

Employee Share Plans

(i) The Deferral Share Plan (DSP)

Under the DSP, employees have the opportunity to pre-elect to receive any prospective short term incentive bonus as Westpac shares. Participants pay the current market price, including acquisition costs, at the time Westpac shares are purchased on their behalf by an independent plan company. The shares must generally remain in the plan for 12 months, but can remain for up to ten years. Participants are entitled to receive any dividend or other distribution attaching to shares held under the DSP. Participants are also entitled to exercise voting rights attaching to the shares.

Eligibility for the DSP includes the CEO. Australian-based Non-executive Directors may elect each year to receive a percentage of their fees in Westpac shares under the DSP.

The following table details share purchases under the DSP during the years ended 30 September:

		Average Number	Total Number
	Number of	of Shares Allocated	of Shares	Average Purchase	Total Purchase
	Participants	per Participant	Allocated	Price per Share	Consideration
2006	588	896	526,651	$21.65	$11,401,950
2005	622	759	472,293	$18.96	$8,952,801

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

The number of shares allocated to employees is the offer amount divided by the market price of Westpac’s shares. Market price is measured as the weighted average price per share of all Westpac’s shares traded on the ASX during the one week period up to and including the day before the date of allocation. Share allocation in the ESP for the 2006 year was by new share issues.

The following table relates to shares issued under the ESP during the years ended 30 September:

			Average Number	Total Number
		Number of	of Shares Allocated	of Shares	Average Market	Total
	Allocation date	Participants	per Participant	Allocated	Price per Share	Fair Value
2006	12 December 2005	18,599	45	833,931	$21.87	$18,238,071
2005	8 December 2004	18,737	54	1,011,798	$18.43	$18,647,437

The liability accrued in respect of the employee share plan at 30 September 2006 is $19 million (2005 $19 million) and is included in other liabilities.

Note 28. Capital adequacy

APRA has responsibility for the prudential supervision of ADIs, life and general insurance companies and superannuation funds in Australia. Westpac is an ADI.

Australia’s risk-based capital adequacy guidelines are generally consistent with the approach agreed upon by the Basel Committee on Banking Supervision.

Australian banks are required to maintain a minimum ratio of capital to risk-adjusted assets of 8%. At least half of this capital must be in the form of ‘tier 1’ capital. Subject to certain limitations, tier 1 capital basically consists of equity, i.e. paid-up share capital, retained profits, certain reserves, other equity instruments, less the deduction of certain intangible assets and retained earnings in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes. The balance of eligible capital is defined as ‘supplementary’ or ‘tier 2’ capital. Supplementary capital includes, subject to limitations, mandatory convertible notes, perpetual floating rate notes and like instruments, and term subordinated debt provided such term debt is not in excess of 50% of tier 1 capital. Certain deductions are made for holdings of other banks’ capital instruments and the balance of capital invested in insurance and funds management controlled entities not already deducted at the tier 1 level. Deductions are made for any capital invested or guarantees or similar support provided to entities involved in securitisation.

APRA required regulatory capital to be calculated in accordance with AGAAP accounting principles up to 30 June 2006. Accordingly, 2005 comparatives are calculated under the prudential standards and guidelines applicable at the time and have not been reclassified.

APRA has granted transitional relief in relation to changes in their prudential regulations from 1 July 2006 to 31 December 2007. The total transition relief provided to Westpac of $1,026 million comprised of $664 million relief for tier 1 capital and $362 million relief for Upper tier 2 capital.

Westpac has not included transition relief in the calculation of ACE ratio as at 30 September 2006.

	Consolidated
	2006	2005
	$m	$m
Eligible capital and relevant ratios as at 30 September
Tier 1 capital
Total equity(1)	16,098	17,212
Treasury shares	100
Equity reserves	(13)
Trust Preferred Securities (2004 TPS)	665
Fixed Interest Resettable Trust Securities (FIRsTS)	664
Minority interests in managed investment schemes	—	(826)
Dividends provided for capital adequacy purposes	(1,105)	(954)
Goodwill (excluding funds management entities)	(1,224)	(1,139)
Deferred tax assets	(363)	(209)
Estimated reinvestment under dividend reinvestment plan	136	215
Retained earnings, reserves and goodwill in life and general insurance, funds management and securitisation entities	(1,574)	(1,676)
Equity in captive lenders mortgage insurance entities	(119)	(83)
Capitalised expenditure	(142)	(312)
Deferred fees	59
Capitalised software	(479)
Pension fund surpluses and deficits:
Recorded in accounts	185
Actual pension fund deficits	(82)
General reserve for credit losses	(117)
Deferred tax assets related to general reserve for credit losses	35
Other tier 1 deductions as advised by APRA	(70)
Transition relief	664
Total tier 1 capital	13,318	12,228
Tier 2 capital
Subordinated undated capital notes	521	512
General reserve for credit losses	117
Deferred tax related to general reserve for credit losses	(35)
Collectively assessed provisions (2005: general provision)	1,195	1,530
Deferred tax related to collectively assessed provisions (2005: general provision)	(362)	(467)
Collectively assessed provisions treated as specific provisions for regulatory purposes	(93)
Deferred tax related to collectively assessed provisions treated as specific provisions for regulatory purposes	28
Eligible subordinated bonds, notes and debentures	4,121	3,640
Revaluation reserve - available-for-sale securities	10
Transition relief	362
Total tier 2 capital	5,864	5,215
Total tier 1 and tier 2 capital	19,182	17,443
Deductions:
Capital in life and general insurance, funds management and securitisation entities	(680)	(859)
Net qualifying capital	18,502	16,584
Risk adjusted assets	193,417	170,369
Tier 1 capital ratio	6.9%	7.2%
Tier 2 capital ratio	3.0%	3.1%
Deductions	(0.3)%	(0.6)%
Net capital ratio	9.6%	9.7%

(1) Total equity for 2005 refers to AGAAP equity.

In determining risk weighted assets, assets (including off-balance sheet exposures) are weighted according to notional credit risk.  Classes of asset are assigned a risk weighting according to the amount of capital required to support that asset.  Four categories of risk weights (0%, 20%, 50%, 100%) are applied to the different types of assets.  For example, cash, bullion, claims on the RBA and Commonwealth of Australia securities have a zero risk-weighting, meaning that no capital is required to support the holding of these assets.  Loans to corporations and individuals carry a 100% risk-weighting, meaning that they must be supported by minimum capital equal to 8% of the amounts outstanding.  Other asset categories have intermediate weightings, such as loans secured by residential housing mortgages which generally carry a 50% weighting and claims on other Australian and other OECD banks which carry a 20% weighting.  For loans secured by residential housing mortgages approved after 5 September 1994, where the loan-to-valuation ratio is in excess of 80%, a 100% risk weight applies; except where the loan is 100% mortgage insured through an acceptable lender’s mortgage insurer. Off-balance sheet exposures are taken into account by applying different categories of ‘credit conversion factors’ to arrive at credit-equivalent amounts, which are then weighted in the same manner as balance sheet assets according to counterparty, except that, in respect of derivatives a maximum weighting of 50% for corporations and individuals normally applies.

APRA also requires ADI’s to assess capital adequacy in respect of market risk in their trading books.  Required capital for market risk is calculated on standard models or on internal models approved by APRA.

				Risk Weighted
	Balance		Risk	Balance
	2006	2005	Weight	2006	2005
	$m	$m	%	$m	$m
Risk adjusted assets
On-balance sheet assets
Cash, claims on the RBA, Australian Commonwealth Government securities under one year and other zero-weighted assets(1)	31,536	27,317	0%	—	—
Claims on OECD banks and local governments	11,266	13,158	20%	2,253	2,631
Loans secured by residential mortgages and other 50% weighted assets	132,094	119,737	50%	66,047	59,868
All other assets	100,112	84,553	100%	100,112	84,553
Total on-balance sheet assets - credit risk(2)	275,008	244,765		168,412	147,052

	Contact or Notional		Credit Equivalent		Risk Weighted
	Amount		Amount		Balance
	2006	2005	2006	2005	2006	2005
	$m	$m	$m	$m	$m	$m
Gross off-balance sheet exposures - credit risk	1,381,409	1,206,239	45,937	43,154	23,980	23,047
Netting of off-balance sheet exposures	(621,607)	(590,104)	(7,885)	(7,791)	(2,306)	(2,235)
Total off-balance sheet exposures - credit risk	759,802	616,135	38,052	35,363	21,674	20,812
Total risk adjusted assets - credit risk					190,086	167,864
Risk adjusted assets - market risk					2,305	2,505
Risk adjusted assets - transition relief					1,026	—
Total risk adjusted assets					193,417	170,369

(1)

Other zero-weighted assets includes gross unrealised gains on derivative financial instruments of $10,311 million (2005 $10,374 million) which were included in the credit equivalent amount of off-balance sheet exposures and trading securities of $13,484 million (2005 $12,036 million) which in turn were included in the market risk calculation.

(2)	Life insurance assets of $14,281 million (2005 $13,740 million) were not consolidated for capital adequacy purposes.

Note 29.  Maturity analysis

The following maturity analysis of monetary assets and liabilities is based on the remaining period at balance sheet date to the contractual maturity date.  The majority of the longer-term maturity assets are variable rate products.  When managing interest rate and liquidity risks, the Group adjusts this contractual profile for expected customer behaviour.

	Consolidated Maturity Analysis as at 30 September 2006
				Over	Over		No
			1 Day to	3 Months	1 Year	Over	Specific
	At Call	Overdrafts	3 Months	to 1 Year	to 5 Years	5 Years	Maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Assets
Cash and balances with central banks	2,060	—	—	—	—	—	—	2,060
Due from other financial institutions	265	—	7,262	2,276	—	—	—	9,803
Derivative financial instruments	—	—	1,641	1,845	3,864	1,450	—	8,800
Trading securities	—	—	2,927	111	5,337	2,511	—	10,886
Other financial assets designated at fair value	—	—	7	424	134	—	(3)	562
Available-for-sale securities	—	—	45	93	14	203	—	355
Loans (net of provisions)	—	6,838	32,299	9,295	46,999	100,108	(899)	194,640
Life insurance assets	—	—	2,084	37	121	75	11,898	14,215
All other assets	—	—	1,483	808	526	819	1,949	5,585
Total assets	2,325	6,838	47,748	14,889	56,995	105,166	12,945	246,906
Liabilities
Due to other financial institutions	1,899	—	1,168	208	—	2,666	—	5,941
Deposits	84,378	—	25,397	18,425	362	—	—	128,562
Derivative financial liabilities	—	—	1,455	2,087	3,252	869	—	7,663
Trading liabilities and other liabilities designated at fair value	—	—	4,619	163	1,626	967	—	7,375
Debt issues	—	—	24,264	10,861	17,714	2,352	—	55,191
Life insurance policy liabilities	—	—	—	19	244	166	13,047	13,476
All other liabilities	—	—	1,724	2,655	445	2	201	5,027
Net intragroup payable	4,345	—	—	—	—	—	—	4,345
Total liabilities excluding loan capital	90,622	—	58,627	34,418	23,643	7,022	13,248	227,580
Loan capital	—	—	—	—	757	4,535	—	5,292
Total liabilities	90,622	—	58,627	34,418	24,400	11,557	13,248	232,872
Net assets Australia	(88,297)	6,838	(10,879)	(19,529)	32,595	93,609	(303)	14,034
Overseas
Assets
Cash and balances with central banks	418	—	—	—	—	—	—	418
Due from other financial institutions	679	—	1,924	333	—	126	—	3,062
Derivative financial instruments	—	—	271	403	570	267	—	1,511
Trading securities	—	—	2,121	126	364	63	—	2,674
Other financial assets designated at fair value	—	—	89	856	1,775	—	—	2,720
Available-for-sale securities	—	—	126	487	—	1	—	614
Loans (net of provisions)	—	65	9,512	1,760	5,711	22,937	(141)	39,844
Life insurance assets	—	—	66	—	—	—	—	66
Regulatory deposits with central banks overseas	3	—	430	—	—	—	32	465
All other assets	—	—	256	264	28	283	467	1,298
Net intragroup receivable	4,345	—	—	—	—	—	—	4,345
Total assets	5,445	65	14,795	4,229	8,448	23,677	358	57,017
Liabilities
Due to other financial institutions	1,041	—	1,347	435	203	3,084	—	6,110
Deposits	15,325	—	8,687	6,279	7,389	1,499	—	39,179
Derivative financial instruments	—	—	519	467	668	25	—	1,679
Trading liabilities and other financial liabilities designated at fair value	—	—	122	—	—	—	—	122
Debt issues	—	—	4,497	1,349	454	—	(15)	6,285
Life insurance policy liabilities	—	—	—	—	—	—	—	—
All other liabilities	—	—	657	218	40	(2)	—	913
Total liabilities excluding loan capital	16,366	—	15,829	8,748	8,754	4,606	(15)	54,288
Loan capital	—	—	—	—	—	665	—	665
Total liabilities	16,366	—	15,829	8,748	8,754	5,271	(15)	54,953
Net assets Overseas	(10,921)	65	(1,034)	(4,519)	(306)	18,406	373	2,064
Total net assets	(99,218)	6,903	(11,913)	(24,048)	32,289	112,015	70	16,098

	Consolidated Maturity Analysis as at 30 September 2005
				Over	Over		No
			1 Day to	3 Months	1 Year	Over	Specific
	At Call	Overdrafts	3 Months	to 1 Year	to 5 Years	5 Years	Maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Assets
Cash and balances with central banks	2,399	—	—	—	—	—	—	2,399
Due from other financial institutions	—	—	8,319	245	—	—	—	8,564
Derivative financial instruments	—	—	1,283	2,791	2,394	2,013	—	8,481
Trading securities	—	—	3,759	72	1,532	4,770	—	10,133
Investment securities	—	—	1	54	666	—	—	721
Loans (net of provisions)	—	3,325	34,391	5,503	30,565	89,427	(1,266)	161,945
Acceptances of customers	—	—	4,759	105	—	—	—	4,864
Life insurance assets	—	—	1,831	392	184	101	11,029	13,537
All other assets	—	—	1,332	1,077	827	1,062	1,892	6,190
Total assets	2,399	3,325	55,675	10,239	36,168	97,373	11,655	216,834
Liabilities
Due to other financial institutions	1,355	—	3,890	—	—	—	—	5,245
Deposits	66,389	—	31,479	15,218	1,148	29	—	114,263
Derivative financial instruments	—	—	1,658	2,831	2,771	1,433	—	8,693
Trading liabilities and other financial liabilities designated at fair value	—	—	2,840	—	—	—	—	2,840
Debt issues	—	—	6,695	5,778	14,208	2,546	—	29,227
Acceptances	—	—	4,759	105	—	—	—	4,864
Life insurance policy liabilities	—	—	—	83	267	201	11,162	11,713
All other liabilities	—	—	3,620	1,186	414	—	162	5,382
Net intragroup payable	16,745	—	—	—	—	—	—	16,745
Total liabilities excluding loan capital	84,489	—	54,941	25,201	18,808	4,209	11,324	198,972
Loan capital	512	—	—	—	118	3,584	—	4,214
Total liabilities	85,001	—	54,941	25,201	18,926	7,793	11,324	203,186
Net assets Australia	(82,602)	3,325	734	(14,962)	17,242	89,580	331	13,648
Overseas
Assets
Cash and balances with central banks	454	—	—	—	—	—	—	454
Due from other financial institutions	—	—	5,203	545	—	—	43	5,791
Derivative financial instruments	—	—	760	270	305	128	—	1,463
Trading securities	—	—	708	914	193	88	—	1,903
Investment securities	—	—	102	121	1,473	11	—	1,707
Loans (net of provisions)	—	1,068	6,037	2,240	4,549	22,710	(263)	36,341
Regulatory deposits	—	2	158	158	—	—	29	347
Life insurance assets	—	—	27	31	—	—	—	58
All other assets	—	—	307	135	171	741	11	1,365
Net intragroup receivable	16,745	—	—	—	—	—	—	16,745
Total assets	17,199	1,070	13,302	4,414	6,691	23,678	(180)	66,174
Liabilities
Due to other financial institutions	2,174	—	3,192	43	—	—	—	5,409
Deposits	11,475	—	15,846	6,256	1,324	88	—	34,989
Derivative financial instruments	—	—	765	630	308	118	—	1,821
Trading liabilities and other financial liabilities designated at fair value	—	—	314	—	—	—	—	314
Debt issues	—	—	16,968	1,598	961	—	—	19,527
Life insurance policy liabilities	—	—	—	4	—	—	—	4
All other liabilities	—	—	793	29	43	—	—	865
Total liabilities	13,649	—	37,878	8,560	2,636	206	—	62,929
Net assets Overseas	3,550	1,070	(24,576)	(4,146)	4,055	23,472	(180)	3,245
Total net assets	(79,052)	4,395	(23,842)	(19,108)	21,297	113,052	151	16,893

The following maturity analysis of monetary assets and liabilities is based on the remaining period at balance sheet date to the contractual maturity date.  The majority of the longer-term maturity assets are variable rate products.  When managing interest rate and liquidity risks, the Group adjusts this contractual profile for expected customer behaviour.

	Parent Maturity Analysis as at 30 September 2006
				Over	Over		No
			1 Day to	3 Months	1 Year	Over	Specific
	At Call	Overdrafts	3 Months	to 1 Year	to 5 Years	5 Years	Maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Assets
Cash and balances with central banks	1,541	—	—	—	—	—	—	1,541
Due from other financial institutions	265	—	2,483	787	—	—	—	3,535
Derivative financial instruments	—	—	1,420	1,864	3,937	1,485	—	8,706
Trading securities	—	—	3,224	173	5,387	2,145	—	10,929
Other financial assets designated at fair value	—	—	7	424	134	—	(3)	562
Available-for-sale securities	—	—	61	54	14	—	—	129
Loans (net of provisions)	—	6,838	32,154	9,304	46,919	100,111	(899)	194,427
Due from subsidiaries	9,836	—	—	—	—	—	—	9,836
Investment in subsidiaries	—	—	—	—	—	—	4,605	4,605
All other assets	—	—	1,018	651	393	1,078	783	3,923
Total assets	11,642	6,838	40,367	13,257	56,784	104,819	4,486	238,193
Liabilities
Due to other financial institutions	1,899	—	1,169	208	—	—	—	3,276
Deposits	83,936	—	25,397	18,425	362	—	—	128,120
Derivative financial liabilities	—	—	1,423	2,087	3,252	869	—	7,631
Trading liabilities and other liabilities designated at fair value	—	—	109	69	1,538	991	—	2,707
Debt issues	—	—	23,779	10,861	17,578	839	—	53,057
Due to subsidiaries	21,966	—	—	—	—	—	—	21,966
All other liabilities	—	—	1,493	2,149	382	—	—	4,024
Total liabilities excluding loan capital	107,801	—	53,370	33,799	23,112	2,699	—	220,781
Loan capital	—	—	—	—	757	4,535	—	5,292
Total liabilities	107,801	—	53,370	33,799	23,869	7,234	—	226,073
Net assets Australia	(96,159)	6,838	(13,003)	(20,542)	32,915	97,585	4,486	12,120
Overseas
Assets
Cash and balances with central banks	266	—	—	—	—	—	—	266
Due from other financial institutions	656	—	1,744	94	—	—	—	2,494
Derivative financial instruments	—	—	266	354	541	143	—	1,304
Trading securities	—	—	2,121	126	364	63	—	2,674
Other financial assets designated at fair value	—	—	—	—	22	—	—	22
Available-for-sale securities	—	9	16	2	—	—	—	27
Loans (net of provisions)	—	—	9,190	1,729	5,635	22,469	(130)	38,893
Regulatory deposits with central banks overseas	—	—	429	—	—	—	12	441
All other assets	—	—	219	243	50	172	416	1,100
Total assets	922	9	13,985	2,548	6,612	22,847	298	47,221
Liabilities
Due to other financial institutions	1,041	—	1,346	435	203	—	—	3,025
Deposits	15,264	—	12,041	4,695	5,567	1,094	—	38,661
Derivative financial instruments	—	—	262	261	510	694	133	1,860
Trading liabilities and other financial liabilities designated at fair value	—	—	122	—	—	—	—	122
Debt issues	—	—	(4)	(1)	(2)	—	(15)	(22)
All other liabilities	—	—	421	208	37	—	—	666
Total liabilities excluding loan capital	16,305	—	14,188	5,598	6,315	1,788	118	44,312
Loan capital	—	—	—	—	665	—	—	665
Total liabilities	16,305	—	14,188	5,598	6,980	1,788	118	44,977
Net assets Overseas	(15,383)	9	(203)	(3,050)	(368)	21,059	180	2,244
Total net assets	(111,542)	6,847	(13,206)	(23,592)	32,547	118,644	4,666	14,364

	Parent Maturity Analysis as at 30 September 2005
				Over	Over		No
			1 Day to	3 Months	1 Year	Over	Specific
	At Call	Overdrafts	3 Months	to 1 Year	to 5 Years	5 Years	Maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Assets
Cash and balances with central banks	2,062	—	—	—	—	—	—	2,062
Due from other financial institutions	—	—	2,738	—	—	—	—	2,738
Derivative financial instruments	—	—	1,275	2,773	2,379	2,001	—	8,428
Trading securities	—	—	3,662	72	1,532	5,037	—	10,303
Investment securities	—	—	1	54	395	—	—	450
Loans (net of provisions)	—	3,328	33,132	5,490	29,166	87,806	(1,266)	157,656
Acceptances of customers	—	—	5,032	111	—	—	—	5,143
Due from subsidiaries	17,590	—	—	—	—	—	—	17,590
Investment in subsidiaries	—	—	—	—	—	—	4,528	4,528
All other assets	—	—	1,386	431	1,759	—	784	4,360
Total assets	19,652	3,328	47,226	8,931	35,231	94,844	4,046	213,258
Liabilities
Due to other financial institutions	531	—	3,050	—	—	—	—	3,581
Deposits	66,389	—	31,613	15,285	1,148	29	—	114,464
Derivative financial instruments	—	—	1,640	2,803	2,744	1,419	—	8,606
Trading liabilities and other financial liabilities designated at fair value	—	—	2,732	—	—	—	—	2,732
Debt issues	—	—	2,176	5,757	14,037	498	—	22,468
Acceptances	—	—	5,032	111	—	—	—	5,143
Due to subsidiaries	38,631	—	—	—	—	—	—	38,631
All other liabilities	—	—	3,327	674	211	—	—	4,212
Total liabilities excluding loan capital	105,551	—	49,570	24,630	18,140	1,946	—	199,837
Loan capital	512	—	—	—	118	3,584	—	4,214
Total liabilities	106,063	—	49,570	24,630	18,258	5,530	—	204,051
Net assets Australia	(86,411)	3,328	(2,344)	(15,699)	16,973	89,314	4,046	9,207
Overseas
Assets
Cash and balances with central banks	329	—	—	—	—	—	—	329
Due from other financial institutions	—	—	5,547	—	—	—	—	5,547
Derivative financial instruments	—	—	474	168	190	80	—	912
Trading securities	—	—	710	943	193	87	—	1,933
Investment securities	—	—	55	7	144	—	—	206
Loans (net of provisions)	—	1,233	5,949	1,652	4,548	22,086	(254)	35,213
Regulatory deposits	—	3	161	161	—	—	—	325
All other assets	—	—	294	101	323	433	—	1,151
Total assets	329	1,236	13,190	3,032	5,398	22,686	(254)	45,616
Liabilities
Due to other financial institutions	205	—	3,230	—	—	—	—	3,435
Deposits	11,191	—	15,766	6,225	1,317	89	—	34,588
Derivative financial instruments	—	—	756	622	305	117	—	1,800
Trading liabilities and other financial liabilities designated at fair value	—	—	314	—	—	—	—	314
Debt issues	—	—	—	91	—	—	—	91
All other liabilities	—	—	598	11	—	—	—	609
Total liabilities excluding loan capital	11,396	—	20,664	6,949	1,622	206	—	40,837
Net assets Overseas	(11,067)	1,236	(7,474)	(3,917)	3,776	22,480	(254)	4,779
Total net assets	(97,478)	4,563	(9,818)	(19,616)	20,748	111,795	3,792	13,986

Note 30. Average balances and related interest

The following table lists the average balances and related interest for the major categories of the Group’s interest earning assets and interest bearing liabilities. Averages used are predominantly daily averages:

	Consolidated
	Year Ended			Year Ended
	30 September 2006			30 September 2005
	Average	Interest	Average	Average	Interest	Average
	Balance	Income(1)	Rate	Balance	Income(1)	Rate
	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Due from other financial institutions:
Australia	10,282	583	5.7%	9,345	510	5.5%
New Zealand	547	48	8.8%	2,242	144	6.4%
Other overseas	3,130	164	5.2%	3,059	93	3.0%
Trading securities:
Australia	10,705	517	4.8%	10,332	457	4.4%
New Zealand	3,287	199	6.1%	1,776	73	4.1%
Other overseas	34	2	5.9%	—	—	—
Other financial assets designated at fair value:
Australia	166	10	6.0%
New Zealand	1,279	95	7.4%
Other overseas	1,462	88	6.0%
Available-for-sale securities:
Australia	407	20	4.9%
New Zealand	252	19	7.5%
Other overseas	160	12	7.5%
Investment Securities:
Australia	—	—	—	982	46	4.7%
New Zealand	—	—	—	—	—	—
Other overseas	—	—	—	2,052	179	8.7%
Regulatory deposits:
Other overseas	331	16	4.8%	448	12	2.7%
Loans and other receivables(2):
Australia	181,690	13,315	7.3%	157,020	11,382	7.2%
New Zealand	34,333	2,920	8.5%	34,202	2,680	7.8%
Other overseas	2,638	164	6.2%	2,240	150	6.7%
Intragroup receivables
Other overseas	18,036	1,010	5.6%	27,324	920	3.4%
Total interest earning assets and interest income including intragroup	268,739	19,182	7.1%	251,022	16,646	6.6%
Intragroup elimination	(18,036)	(1,010)		(27,324)	(920)
Total interest earning assets and interest income	250,703	18,172	7.2%	223,698	15,726	7.0%
Non-interest earning assets
Cash, due from other financial institutions and regulatory deposits	734			1,396
Derivative financial instruments	8,515			6,410
Life insurance assets	14,039			13,353
All other assets(3)	8,061			8,341
Provisions for impairment losses on loans:
Australia	—			(1,435)
New Zealand	—			(266)
Other overseas	—			(42)
Total non-interest earning assets	31,349			27,757
Total acceptances	—			5,235
Total assets	282,052			256,690

(1)           The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax.  The net interest income above is presented on a tax equivalent basis.  This increased net interest income by $111 million (2005 $214 million) comprised of an interest income benefit of $81 million (2005 $182 million) and an interest expense benefit of $30 million (2005 $32 million).

(2)           For the year ended 30 September 2006 loans and receivables have been stated net of provisions for impairment losses.

(3)           Includes property, plant and equipment, goodwill and intangibles, other assets and deferred tax.

	Consolidated
	Year Ended			Year Ended
	30 September 2006			30 September 2005
	Average	Interest	Average	Average	Interest	Average
	Balance	Expense(1)	Rate	Balance	Expense(1)	Rate
	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Due to other financial institutions:
Australia	4,122	226	5.5%	3,747	195	5.2%
New Zealand	2,316	159	6.9%	807	62	7.7%
Other overseas	3,627	147	4.1%	3,636	106	2.9%
Deposits:
Australia	119,064	5,666	4.8%	107,376	4,858	4.5%
New Zealand	23,797	1,475	6.2%	23,117	1,303	5.6%
Other overseas	10,063	428	4.3%	10,380	388	3.7%
Other financial liabilities designated at fair value:
Australia	4,642	285	6.1%
New Zealand	—	—	—
Other overseas	—	—	—
Loan capital:
Australia	5,530	309	5.6%	4,487	214	4.8%
New Zealand	—	—		—	—	—
Other overseas	702	38	5.4%	—	—	—
Other interest bearing liabilities(2):
Australia	49,367	2,991	n/a	31,246	2,459	n/a
New Zealand	520	144	n/a	687	167	n/a
Other overseas	9,266	551	n/a	17,811	501	n/a
Intragroup payable:
Australia	8,742	548	6.3%	17,921	657	3.7%
New Zealand	9,295	462	5.0%	9,402	263	2.8%
Total interest bearing liabilities and interest expense including intragroup	251,053	13,429	5.3%	230,617	11,173	4.8%
Intragroup elimination	(18,037)	(1,010)		(27,323)	(920)
Total interest bearing liabilities and interest expense	233,016	12,419	5.3%	203,294	10,253	5.0%
Non-interest bearing liabilities
Deposits and due to other financial institutions:
Australia	3,981			3,939
New Zealand	2,135			2,119
Other overseas	290			274
Derivative financial instruments	8,523			7,292
Life insurance policy liabilities	13,135			11,368
All other liabilities(3)	6,130			7,011
Total non-interest bearing liabilities	34,194			32,003
Acceptances
Australia	—			5,235
Total liabilities	267,210			240,532
Shareholders’ equity	13,369			12,651
Minority interests	1,473			3,507
Total equity	14,842			16,158
Total liabilities and equity	282,052			256,690

(1)           The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax.  The net interest income above is presented on a tax equivalent basis.  This increased net interest income by $111 million (2005 $214 million) comprised of an interest income benefit of $81 million (2005 $182 million) and an interest expense benefit of $30 million (2005 $32 million).

(2)           Includes net impact of Treasury balance sheet management activities.

(3)           Includes provisions for current and deferred tax liabilities and other liabilities.

The following table allocates changes in net interest income between changes in volume and changes in rate for the last two fiscal years.  Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest bearing liabilities.  The variance caused by change in both volume and rate has been allocated in proportion to the relationship of the absolute dollar amount of each change to the total.  The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax.  The net interest income above is presented on a tax equivalent basis.  This increased net interest income by $111 million (2005 $214 million) comprised of an interest income benefit of $81 million (2005 $182 million) and an interest expense benefit of $30 million (2005 $32 million).

	Consolidated
	2006			2005
	Change Due To			Change Due To
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest-earning assets
Due from other financial institutions:
Australia	51	22	73	295	(40)	255
New Zealand	(109)	13	(96)	44	26	70
Other Overseas	2	69	71	(12)	4	(8)
Trading securities:
Australia	16	44	60	167	(41)	126
New Zealand	62	64	126	32	(22)	10
Other Overseas	2	—	2	(2)	—	(2)
Other financial assets designated at fair value:
Australia	10	—	10
New Zealand	95	—	95
Other Overseas	88	—	88
Available-for-sale securities:
Australia	20	—	20
New Zealand	19	—	19
Other Overseas	12	—	12
Investment securities:
Australia	(46)	—	(46)	3	(5)	(2)
New Zealand	—	—	—	—	—	—
Other Overseas	(179)	—	(179)	(23)	13	(10)
Regulatory deposits:
Other Overseas	(3)	7	4	—	6	6
Loans and other receivables:
Australia	1,788	145	1,933	989	594	1,583
New Zealand	10	230	240	253	252	505
Other Overseas	27	(13)	14	6	34	40
Intragroup receivable
Overseas	(313)	403	90	85	383	468
Total change in interest income including intragroup	1,552	984	2,536	1,837	1,204	3,041
Intragroup elimination	313	(403)	(90)	(85)	(383)	(468)
Total change in interest income	1,865	581	2,446	1,752	821	2,573

	Consolidated
	2006			2005
	Change Due To			Change Due To
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest-bearing liabilities
Deposits:
Australia	529	279	808	333	279	612
New Zealand	38	134	172	135	248	383
Other Overseas	(12)	52	40	(38)	123	85
Due to other financial institutions:
Australia	20	11	31	54	75	129
New Zealand	116	(19)	97	17	14	31
Other Overseas	—	41	41	8	84	92
Other financial liabilities designated at fair value:
Australia	285	—	285
New Zealand	—	—	—
Other Overseas	—	—	—
Loan capital:
Australia	50	45	95	(1)	44	43
New Zealand	—	—	—	(3)	—	(3)
Other Overseas	38	—	38	(4)	—	(4)
Other interest-bearing liabilities:
Australia	1,426	(894)	532	757	(241)	516
New Zealand	(41)	18	(23)	142	(218)	(76)
Other Overseas	(240)	290	50	65	204	269
Intragroup payable:
Australia	(337)	228	(109)	91	257	348
New Zealand	(3)	202	199	4	116	120
Total change in interest expense including intragroup	1,869	387	2,256	1,560	985	2,545
Intragroup elimination	340	(430)	(90)	(95)	(373)	(468)
Total change in interest expense	2,209	(43)	2,166	1,465	612	2,077
Change in net interest income:
Australia	(134)	542	408	220	94	314
New Zealand	(33)	(28)	(61)	34	96	130
Other Overseas	(150)	83	(67)	23	29	52
Total change in net interest income	(317)	597	280	277	219	496

Note 31. Financial risk management

The key financial risks faced by the Group are credit, market and liquidity risk. The management of these risks is addressed in the risk management strategy approved by the Board. Broadly, the Group’s objective for managing these risks is to balance risk with return.

Market risk is the risk that movements in financial rates including interest rates, foreign exchange rates, equity prices and commodity prices causes financial loss. It arises on both lending and trading activities.

Market risk arising from trading activities is managed through the use of independently monitored limits. Market risk limits are approved by the Board and cascaded through the business. Derivatives are used both to reduce and create exposure to underlying interest rates, foreign exchange rates, equity prices and commodity prices.

The risk of financial loss from banking activities due to adverse movements in interest and foreign exchange rates is managed within the Group’s treasury function. Net exposures to interest rates from banking activities are assessed for each time period, and managed where appropriate through the use of derivatives. Cash flow and fair value hedge accounting is applied when accounting hedge criteria are met.

Liquidity risk is the risk of being unable to meet payment obligations as result of mismatched cash flows being generated by the business. This risk is managed through a liquidity management framework which has been approved by the BRMC. The liquidity risk is managed by the Group’s treasury function. The Group’s liquidity risk management framework requires the daily monitoring of the liquidity positioning, diversity of funding and crisis situation modelling.

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

We monitor our credit portfolio to avoid risk concentrations. At 30 September 2006, our exposure to consumers comprised 63% of our on-balance sheet loans and 51% of total credit commitments. Almost 83% of our exposure to consumers was supported by residential real estate mortgages. This category also includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are highly diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

Exposures to businesses, government and other financial institutions are classified into a number of industry clusters based on groupings of related Australian and New Zealand Standard Industrial Classification (ANZSIC) codes and monitored against industry exposure boundaries. The level of industry risk is measured and monitored on a dynamic basis. Exposures are actively managed from a portfolio perspective, with risk mitigation techniques used to regularly re-balance the portfolio. Our customer risk grades can be aligned to the Standard and Poor’s credit rating system. Based on these ratings, our exposure to business, government and other financial institution investment grade customers as at 30 September 2006 remains unchanged at 63% (2005 63%).

For information of the Group’s exposure to credit risk, refer to Note 32.

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

Market risk

Financial Market trading activities are controlled by a Board approved market risk framework that incorporates Board approved VaR limits. VaR is the primary mechanism for measuring and controlling market risk. Market risk is managed using VaR and structural risk limits (including volume limits and basis point value limits) in conjunction with scenario analysis and stress testing. Market risk limits are allocated to business management based on business strategies and experience, in addition to market liquidity and concentration risks. A separate Market Risk Management unit is responsible for the daily measurement and monitoring of market risk exposures.

VaR is an estimate of the worst case loss in value of trading positions, to a 99% confidence level, assuming positions were held unchanged for one day. We use a historical simulation method to calculate VaR taking into account all material market variables. Actual outcomes are monitored and the model is back-tested daily.

The following table provides a summary of VaR, by risk type, for the years ended 30 September 2006 and 30 September 2005.

Daily value at risk

	30 September 2006			30 September 2005
Year ended	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m
Interest rate risk	5.8	1.8	3.2	9.4	1.6	4.0
Foreign exchange risk	3.2	0.1	1.3	2.8	0.3	1.3
Volatility risk	1.5	0.4	0.8	0.8	0.3	0.5
Other market risks(1)	3.3	1.8	2.3	5.8	3.1	4.4
Diversification effect	n/a	n/a	(1.7)	n/a	n/a	(2.5)
Net market risk	8.3	4.2	5.9	11.9	4.5	7.7

(1) Commodity, Equity, Primary markets underwriting, Prepayment and Issuer Specific Risk.

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

A simulation model is used to calculate our potential net interest income as risk. The net interest income simulation framework combines underlying statement of financial position data with:

•      assumptions about run off and new business;

•      expected repricing behaviour; and

•      changes in wholesale market interest rates.

Simulations of a range of interest rate scenarios are used to provide a series of potential future net interest income outcomes. The interest rate scenarios modelled include those projected using historical market interest rate volatility as well as 100 and 200 basis point shifts up and down from the current market yield curves in Australia and New Zealand. Additional stressed interest rate scenarios are also considered and modelled. A comparison between the net interest income outcomes from these modelled scenarios indicates our sensitivity to interest rate changes. Both on and off-balance sheet instruments are then used to achieve stability in net interest income.

The net interest income simulation and limit frameworks are reviewed and approved annually by the Board Risk Management Committee. This ensures that key model inputs and risk parameters remain relevant and that net interest income at risk to interest rate movements and limits governing these activities remain consistent with our desired risk and reward criterion.

As at 30 September 2006, our exposure to interest rate changes over the next financial year, for a 1% up and down parallel rate shock to market yield curves is less than 3.0% of projected pre-tax net interest income for the following financial year.

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

•      capital or profits that are denominated in minor currencies are not hedged; and

•      the economic risk of future New Zealand future dollar earnings are managed where the bank believes there is a strong likelihood of significant adverse moves in the AUD/NZD exchange rate. Westpac manages these flows over a time horizon under which up to 100% of the expected earnings for the following financial year and 50% of the expected earnings for the subsequent financial year can be hedged.

Hedging activities

Hedging the Group’s exposures to interest rate and foreign exchange rate risk is undertaken in the normal course of business by using derivatives. This activity is principally carried out in Treasury within a risk management framework of limits, practices and procedures set and overseen by the Westpac MARCO.

The hedge accounting strategy adopted by Westpac is to utilise a combination of the cash flow, fair value and net investment hedge approaches. Some derivatives held for economic hedging purposes do not meet the criteria for hedge accounting as defined under AASB 139 ‘Financial instruments: recognition and measurement’, and therefore are accounted for in the same way as derivatives held for trading.

Further details about the types of hedge accounting used can be found in Note 33 to the financial statements .

Liquidity risk

Liquidity risk is the potential inability to meet our payment obligations, which could potentially arise as a result of mismatched cash flows generated by our business. This risk is managed through our BRMC approved liquidity framework.

Responsibility for liquidity management is delegated to Group Treasury, under oversight of the MARCO. Group Treasury manage liquidity on a daily basis and submit monthly reports to MARCO and quarterly reports to the BRMC. Monthly reports are provided to the Australian Prudential Regulation Authority. Group Treasury is also responsible for monitoring our funding base and ensuring that it is prudently maintained and adequately diversified.

Our liquidity risk management framework models our ability to fund under both normal conditions and during a crisis situation (with models run globally and for specific geographical regions – Australia, New Zealand and offshore). This approach is designed to ensure that our funding framework is sufficiently flexible to ensure liquidity under a wide range of market conditions. The global liquidity management framework is reviewed annually to ensure it is appropriate to our current and planned activities. The annual review encompasses the funding scenarios modelled, the modelling approach, wholesale funding capacity, limit determination and minimum holdings of liquid assets. The liquidity framework is reviewed by the MARCO and GRRC prior to approval by the BRMC.

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

We maintain a crisis management action plan that details the broad actions to be taken in the event of a funding crisis. This document is reviewed annually and defines a committee of senior executives to manage a crisis and allocates responsibility to individuals for key tasks. A media relations strategy, contingent funding plan and detailed contact lists are also incorporated into this document.

Our liquidity risk capital model provides an estimate of liquidity risk capital consistent with measurements of credit, market and operational risk capital. This model measures the risk of loss due to increased costs of ensuring that the demands for cash are met.

Note 32. Credit risk

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

The following table sets out the total credit risk and credit risk concentrations of the Group:

	Consolidated
	2006
	Trading Assets
	and Other
	Financial Assets	Available-
	Designated	For-Sale		Credit		Life Insurance
	at Fair Value	Securities	Loans	Commitments(1)	Derivatives	Assets	Total
	$m	$m	$m	$m	$m	$m	$m
Australia
Government and other public authorities	5,015	—	275	484	192	—	5,966
Agriculture, forestry and fishing	—	—	1,753	88	304	—	2,145
Commercial and financial	6,433	355	66,605	8,741	8,270	14,215	104,619
Real estate - construction	—	—	2,486	1,185	34	—	3,705
Real estate - mortgage	—	—	96,547	441	—	—	96,988
Instalment loans and other personal lending	—	—	23,777	—	—	—	23,777
Lease financing	—	—	4,216	351	—	—	4,567
Total Australia	11,448	355	195,659	11,290	8,800	14,215	241,767
New Zealand
Government and other public authorities	588	—	379	178	12	—	1,157
Agriculture, forestry and fishing	—	—	3,392	39	1	—	3,432
Commercial and financial	3,101	412	9,181	1,602	1,184	66	15,546
Real estate - construction	—	—	322	27	—	—	349
Real estate - mortgage	—	—	21,374	1,923	—	—	23,297
Instalment loans and other personal lending	—	—	1,998	—	—	—	1,998
Lease financing	—	—	—	40	—	—	40
Total New Zealand	3,689	412	36,646	3,809	1,197	66	45,819
Other Overseas
Government and other public authorities	—	192	8	38	—	—	238
Agriculture, forestry and fishing	—	—	57	2	—	—	59
Commercial and financial	1,705	10	2,386	2,202	314	—	6,617
Real estate - construction	—	—	123	43	—	—	166
Real estate - mortgage	—	—	639	5	—	—	644
Instalment loans and other personal lending	—	—	147	—	—	—	147
Lease financing	—	—	19	171	—	—	190
Total Other Overseas	1,705	202	3,379	2,461	314	—	8,061
Total	16,842	969	235,684	17,560	10,311	14,281	295,647
Other risk concentrations
Amounts due from other financial institutions							12,865
Regulatory deposits							465
Total gross credit risk							308,977

(1)             Credit risk for credit commitments are based on definitions per Note 40.

Collateral security, in the form of real property or a floating charge, is generally taken for business credit except for major government, bank and corporate counterparties of strong financial standing.  Longer term consumer finance is generally secured against real estate while revolving consumer credit is generally unsecured.

	Consolidated
	2005
							Life
	Trading	Investment			Credit		Insurance
	Securities	Securities	Loans	Acceptances	Commitments(1)	Derivatives	Assets	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia

Government and other public authorities	3,886	—	188	9	415	83	—	4,581
Agriculture, forestry and fishing	—	—	1,666	1,516	173	6	—	3,361
Commercial and financial	6,247	721	47,574	2,418	7,647	8,264	13,537	86,408
Real estate - construction	—	—	2,008	263	1,040	128	—	3,439
Real estate - mortgage	—	—	85,335	—	513	—	—	85,848
Instalment loans and other personal lending	—	—	22,428	658	338	—	—	23,424
Lease financing	—	—	4,201	—	—	—	—	4,201
Total Australia	10,133	721	163,400	4,864	10,126	8,481	13,537	211,262
New Zealand

Government and other public authorities	944	—	436	—	124	10	—	1,514
Agriculture, forestry and fishing	—	—	2,864	—	43	—	—	2,907
Commercial and financial	959	—	9,118	—	1,553	936	58	12,624
Real estate - construction	—	—	433	—	30	2	—	465
Real estate - mortgage	—	—	19,557	—	1,768	—	—	21,325
Instalment loans and other personal lending	—	—	1,773	—	11	—	—	1,784
Total New Zealand	1,903	—	34,181	—	3,529	948	58	40,619
Other overseas

Government and other public authorities	—	57	10	—	36	4	—	107
Agriculture, forestry and fishing	—	—	44	—	—	—	—	44
Commercial and financial	—	1,650	1,652	—	2,275	511	—	6,088
Real estate - construction	—	—	24	—	3	—	—	27
Real estate - mortgage	—	—	410	—	7	—	—	417
Instalment loans and other personal lending	—	—	280	—	246	—	—	526
Lease financing	—	—	14	—	—	—	—	14
Total other overseas	—	1,707	2,434	—	2,567	515	—	7,223
Total	12,036	2,428	200,015	4,864	16,222	9,944	13,595	259,104
Other risk concentrations
Amounts due from other financial institutions								14,355
Regulatory deposits								347
Total gross credit risk								273,806

(1)             Credit risk for credit commitments are based on definitions per Note 40.

Collateral security, in the form of real property or a floating charge, is generally taken for business credit except for major government, bank and corporate counterparties of strong financial standing. Longer term consumer finance is generally secured against real estate while revolving consumer credit is generally unsecured.

Master netting arrangements

Westpac restricts its exposure to credit losses by entering into master netting arrangements with its counterparties. The existence of a master netting arrangement allows Westpac to reduce its credit risk in respect of its counterparty’s transactions covered by the master netting arrangement. The credit risk is reduced to the extent that if certain events occur (for example, events of default or similar events), all transactions with the counterparty are terminated, the mark-to-market value of each transaction is calculated, and those amounts are set-off so that a single amount is payable or receivable. As Westpac’s exposure under a master netting arrangement will vary depending on the transactions it has with its counterparty, Westpac exposure may change substantially over a short period of time.

Note 33. Derivative financial instruments

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

The ‘notional amount’ is a measure of the volume which may be used for examining changes in derivative activity over time. The notional amount is the face value of the contract and does not reflect the amount at risk which is generally only a small fraction of this value.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet but do not necessarily indicate the amounts of future cash flows involved or the current fair value of the instruments and, therefore, do not indicate the Group’s exposure to credit or price risks.

Certain leveraged derivatives include an explicit leverage factor in the payment formula. The leverage factor has the effect of multiplying the notional amount such that the impact of changes in the underlying price or prices may be greater than that indicated by the notional amount alone. The Group has no significant exposure to those types of transactions.

The fair value asset (replacement cost) is the cost of replacing all transactions in a gain position to the Group.

The fair value liability represents the cost to the Group’s counterparties of replacing all transactions in a loss position to the Group.

The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market interest rates or foreign exchange rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

The Group uses derivatives in two distinct capacities; as a trader and as an end-user as part of its asset and liability management activities.

Trading

As a trader, the Group’s primary objective is to derive income from the sale of derivatives to meet Westpac’s customers needs. In addition to the sale of derivatives to customers, the Group also undertakes market making and discretionary trading activities. Market making involves providing quotes to other dealers who reciprocate by providing the Group with their own quotes. This process ensures liquidity in the key markets in which the Group operates. The Group also trades on its own account to exploit arbitrage opportunities and market anomalies, as well as to take outright views on market direction. These activities, known as proprietary trading, represent a limited part of the Group’s derivative activities.

Hedging

The Group enters into derivative transactions that are designated and qualify as either fair value hedges or cash flow hedges for recognised assets and liabilities or forecast transactions. It also enters in to derivative transactions that provide economic hedges for risk exposures but do not meet the requirements for hedge accounting treatment.

a.             Fair value hedges

The Group hedges a proportion of its interest rate risk in medium term debt issuances through fair value hedges in the form of single currency and cross-currency interest rate derivatives. The Group also hedges part of its existing interest rate risk in the fair value of fixed rate assets and liabilities denominated both in local and foreign currencies through the use of interest rate derivatives.

b.             Cash flow hedges

The Group hedges its exposure to volatility of interest cash flows from floating-rate customer deposits and loans through the use of interest rate derivatives.

c.             Net investment hedges

The Group hedges the majority of the currency translation risk of net investments in foreign operations through foreign exchange forward transactions. Changes to the equity hedges during the year resulted from the winding down of the New Jersey subsidiary and Tokyo branch and the establishment of a new European entity Westpac Europe Ltd.

The notional amount and fair values of derivative instruments held for trading and designated as hedges are set out in the following tables:

	30 September 2006
	Consolidated
		Fair Value	Fair Value
	Notional	Asset	Liability
	$m	$m	$m
Held for trading
Interest rate
Futures	55,383	59	14
Forwards	51,643	5	7
Swaps	505,602	2,419	2,510
Options	33,074	43	36
Foreign exchange
Futures	—	—	—
Forwards	342,911	2,685	2,623
Swaps	158,684	3,777	1,966
Options	52,653	357	306
Commodities	9,728	162	165
Equities and credit	19,385	14	—
Total held for trading derivatives	1,229,063	9,521	7,627
Fair value hedges
Interest rate
Futures	—	—	—
Forwards	—	—	—
Swaps	17,677	70	14
Options	—	—	—
Foreign exchange
Futures	—	—	—
Forwards	—	—	—
Swaps	12,475	512	1,429
Total fair value hedging derivatives	30,152	582	1,443
Cash flow hedges
Interest rate
Futures(1)	2,809	—	—
Forwards	—	—	—
Swaps	45,417	201	194
Foreign exchange
Futures	—	—	—
Forwards	447	—	22
Swaps	—	—	—
Total cash flow hedging derivatives	48,673	201	216
Net investment hedges	2,156	7	56
Total net investment hedges	2,156	7	56
Total Derivatives	1,310,044	10,311	9,342

(1)    Futures contract fair value is settled daily with the exchange.

Amounts accumulated in equity in respect of cash flow hedges are recycled to the income statement when the forecast transaction occurs. There are no forecast transactions where hedge accounting has been ceased due to the transaction not being expected to occur. Underlying cash flows from cash flow hedges are, as a proportion of total cash flows, expected to occur in the following periods:

	Less Than	1 Month to	3 Months	1 Year to	2 to	3 to	4 to	Over
	1 Month	3 Months	to 1 Year	2 Years	3 Years	4 Years	5 Years	5 Years
2006
Cash inflows (assets)	3.3%	7.5%	31.3%	28.5%	14.1%	6.1%	3.4%	5.8%
Cash outflows (liabilities)	2.9%	8.6%	29.2%	28.8%	14.7%	6.3%	3.8%	5.7%

	Consolidated 2005
			Positive		Average Positive
		Regulatory	Mark-to-Market		Mark-to-Market	Average
	Notional	Credit	(Replacement	Negative	(Replacement	Negative
	Amount	Equivalent	Cost)	Mark-to-Market	Cost)	Mark-to-Market
	$m	$m	$m	$m	$m	$m
Derivatives
Interest rate
Futures	66,746	—	—	—	—	—
Forwards	36,290	6	5	4	7	6
Swaps	459,779	4,744	2,519	2,647	2,809	2,753
Purchased options	19,728	58	33	—	37	—
Sold options	6,858	—	—	24	—	26
Foreign exchange
Forwards	287,232	5,265	2,265	2,756	3,960	4,773
Swaps	146,395	10,688	4,671	4,587	3,702	4,106
Purchased options	22,695	730	351	—	509	—
Sold options	20,006	—	—	328	—	475
Commodities	10,111	1,310	260	226	176	143
Equities and credit	10,970	696	270	50	100	68
Total derivatives	1,086,810	23,497	10,374	10,622	11,300	12,350
Total derivatives include the following derivatives used for hedging
Interest rate
Futures	53,437
Forwards	—
Swaps	82,675
Purchased options	2,000
Foreign exchange
Forwards	682
Swaps	71,495
Total hedging derivatives	210,289

In addition to the above hedging derivatives outstanding, certain derivative positions used in the Group’s asset and liability management activities are transacted internally with the Group’s independently managed dealing units. The dealing units, in turn, cover their positions in the market place.

The following table shows the notional amount of such internal derivative transactions outstanding at 30 September 2005. The notional amounts do not represent direct credit exposures. Credit risk does arise in respect of offsetting external transactions. The regulatory credit equivalent is included in the above table of trading derivatives.

Notional Principal Amount
2005
$m
Derivatives used for asset and liability management purposes
Interest rate
Forwards	4,075
Swaps	21,445
Purchased options	1,173
Foreign exchange
Forwards	677
Swaps	25,228
Total derivatives used for asset and liability management purposes	52,598

Where hedge transactions are terminated prior to the maturity of the underlying exposures, gains or losses on termination or redesignation are deferred and recognised over the remaining term of the underlying exposure.  As at 30 September 2005, the net amount of the deferred gains in relation to terminated, redesignated and matured hedge contracts was $4.1 million.

Note 34. Interest rate risk

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

The following table represents a break down of the earlier of the contractual repricing or maturity dates of the Group’s net asset position as at 30 September 2006. The Group uses this contractual repricing information as a base, which is then altered to take account of consumer behaviour, to manage its interest rate risk.

	Consolidated 2006
												Weighted
												Average
		Less	Over 1	Over 3						Non-		Effective
	Floating	Than	Month to	Months	1 Year	2 Years	3 Years	4 Years	Over	Interest		Interest
	Rate	1 Month	3 Months	to 1 Year	to 2 Years	to 3 Years	to 4 Years	to 5 Years	5 Years	Bearing(2)	Total	Rate(1)
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
Australia
Assets
Cash and balances with central banks	—	—	—	—	—	—	—	—	—	2,060	2,060	—
Due from other financial institutions	265	5,054	2,208	2,276	—	—	—	—	—	—	9,803	6.1
Derivative financial instruments	—	—	—	—	—	—	—	—	—	8,800	8,800	—
Trading securities	—	7,025	3,885	—	—	—	—	—	(24)	—	10,886	6.1
Other financial assets designated at fair
value	—	542	23	—	—	—	—	—	—	(3)	562	5.9
Available-for-sale securities	204	42	7	34	—	—	—	—	—	68	355	5.3
Loans(2)	116,342	28,628	16,979	11,280	8,621	9,896	1,736	1,466	711	(1,019)	194,640	7.2
Life insurance assets(3)	1,769	77	239	37	41	33	27	20	74	11,898	14,215	5.7
All other assets	—	—	—	—	—	—	—	—	—	5,585	5,585	—
Total assets	118,580	41,368	23,341	13,627	8,662	9,929	1,763	1,486	761	27,389	246,906
Liabilities
Due to other financial institutions	766	945	2,890	208	—	—	—	—	—	1,132	5,941	4.3
Deposits	62,742	23,162	20,663	17,990	247	—	2	—	116	3,640	128,562	4.7
Derivative financial instruments	—	—	—	—	—	—	—	—	—	7,663	7,663	—
Trading liabilities and other liabilities
designated at fair value	—	5,837	1,444	94	—	—	—	—	—	—	7,375	6.2
Debt issues	20,467	5,538	15,251	7,842	2,480	787	1,011	1,050	765	—	55,191	4.9
Life insurance policy liabilities(3)	—	20	49	177	119	56	36	33	155	12,831	13,476	5.7
All other liabilities	—	—	—	—	—	—	—	—	—	5,027	5,027	—
Net intragroup payable	4,345	—	—	—	—	—	—	—	—	—	4,345	—
Total liabilities excluding loan capital	88,320	35,502	40,297	26,311	2,846	843	1,049	1,083	1,036	30,293	227,580
Loan capital	2,600	—	—	—	—	—	93	—	2,599	—	5,292	5.0
Total liabilities	90,920	35,502	40,297	26,311	2,846	843	1,142	1,083	3,635	30,293	232,872
Net assets	27,660	5,866	(16,956)	(12,684)	5,816	9,086	621	403	(2,874)	(2,904)	14,034
Total equity	—	—	—	—	—	—	—	—	—	14,034	14,034
Derivative financial instruments (notional)	(18,161)	(38,274)	40,697	18,879	276	(3,847)	(42)	216	256	—	—
Net mismatch – Australia	9,499	(32,408)	23,741	6,195	6,092	5,239	579	619	(2,618)	(16,938)	—

(1)                                  The weighted average effective interest rate is calculated excluding non-interest bearing assets and liabilities.

(2)                                  The non-interest bearing category for loans includes the provisions for impairment losses on loans.

(3)                                  The investment earnings on life insurance assets support the life insurance policy liabilities and do not contribute to interest rate risk on the Group’s banking operations.

	Consolidated 2006
												Weighted
												Average
		Less	Over 1	Over 3						Non-		Effective
	Floating	Than	Month to	Months	1 Year	2 Years	3 Years	4 Years	Over	Interest		Interest
	Rate	1 Month	3 Months	to 1 Year	to 2 Years	to 3 Years	to 4 Years	to 5 Years	5 Years	Bearing(2)	Total	Rate(1)
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
New Zealand
Assets
Cash and balances with central banks	—	—	—	—	—	—	—	—	—	217	217	—
Due from other financial institutions	—	685	—	—	—	—	—	—	—	240	925	5.1
Derivative financial instruments	—	—	—	—	—	—	—	—	—	1,198	1,198	—
Trading securities	—	2,326	—	—	—	—	—	—	—	8	2,334	7.4
Other financial assets designated at fair
value	—	—	1,354	—	—	—	—	—	—	—	1,354	7.4
Available-for-sale securities	—	—	393	—	—	—	—	—	—	20	413	7.5
Loans(2)	—	14,660	4,443	5,769	6,350	3,433	495	1,423	72	(135)	36,510	8.8
Life insurance assets(3)	—	—	—	—	—	—	—	—	—	66	66	—
Property, plant and equipment	—	—	—	—	—	—	—	—	—	85	85	—
All other assets	—	—	—	—	—	—	—	—	—	1,112	1,112	—
Total assets	—	17,671	6,190	5,769	6,350	3,433	495	1,423	72	2,811	44,214
Liabilities
Due to other financial institutions	—	642	1,748	—	—	—	—	—	—	399	2,789	7.3
Deposits	—	14,871	5,988	3,383	259	66	29	9	—	1,923	26,528	6.6
Derivative financial instruments	—	—	—	—	—	—	—	—	—	1,376	1,376	—
Trading liabilities and other liabilities
designated at fair value	—	122	—	—	—	—	—	—	—	—	122	6.5
Debt issues	—	—	219	95	—	—	—	—	—	—	314	5.3
Life insurance policy liabilities[3]	—	—	—	—	—	—	—	—	—	—	—	—
All other liabilities	—	—	—	—	—	—	—	—	—	533	533	—
Net intragroup payable	10,940	—	—	—	—	—	—	—	—	—	10,940	—
Total liabilities excluding loan capital	10,940	15,635	7,955	3,478	259	66	29	9	—	4,231	42,602
Loan capital	—	—	—	—	—	—	(30)	—	—	—	(30)	—
Total liabilities	10,940	15,635	7,955	3,478	259	66	(1)	9	—	4,231	42,572
Net assets	(10,940)	2,036	(1,765)	2,291	6,091	3,367	496	1,414	72	(1,420)	1,642
Total equity	—	—	—	—	—	—	—	—	—	1,642	1,642
Derivative financial instruments (nominal)	—	4,845	2,628	(7,789)	236	57	23	—	—	—	—
Net mismatch – New Zealand	(10,940)	6,881	863	(5,498)	6,327	3,424	519	1,414	72	(3,062)	—
Other Overseas
Total assets	15,422	356	4,237	540	503	245	220	509	1,088	624	23,744	5.8
Total liabilities	88	7,972	4,664	2,757	2,427	2,385	751	15	1,450	813	23,322	5.2
Net Assets	15,334	(7,616)	(427)	(2,217)	(1,924)	(2,140)	(531)	494	(362)	(189)	422
Total equity	—	—	—	—	—	—	—	—	—	422	422
Derivative financial instruments (notional)	—	(402)	(2,018)	(119)	81	5	—	299	2,154	—	—
Net mismatch – other Overseas	15,334	(8,018)	(2,445)	(2,336)	(1,843)	(2,135)	(531)	793	1,792	(611)	—

(1)                                  The weighted average effective interest rate is calculated excluding non-interest bearing assets and liabilities.

(2)                                  The non-interest bearing category for loans includes the provisions for impairment losses on loans.

(3)                                  The investment earnings on life insurance assets support the life insurance policy liabilities and do not contribute to interest rate risk on the Group’s banking operations.

	Consolidated
	2005
		Between	Between	Between		Non-		Weighted
	Less than	1 to 3	3 Months	1 and 5	Over	Interest		Average
	1 Month	Months	and 1 Year	Years	5 Years	Bearing	Total	Rate(1)
	$m	$m	$m	$m	$m	$m	$m	%
Australia
Assets
Cash and balances with central banks	—	—	—	—	—	1,628	1,628	—
Due from other financial institutions	3,064	—	—	1,400	—	443	4,907	6.1
Trading securities	8,050	—	—	—	—	(38)	8,012	5.8
Investment securities	217	233	14	257	—	—	721	5.6
Loans(2)	122,834	10,568	10,166	17,051	385	(1,425)	159,579	6.9
Acceptances of customers	—	—	—	—	—	4,864	4,864	—
Life insurance assets(3)	2,264	53	332	—	—	11,033	13,682	5.8
Fixed assets	—	—	—	—	—	609	609	—
All other assets	—	—	—	—	—	16,680	16,680	—
Total assets	136,429	10,854	10,512	18,708	385	33,794	210,682
Liabilities
Due to other financial institutions	1,731	2,517	50	—	—	947	5,245	4.3
Deposits	77,052	17,103	15,378	1,137	29	3,764	114,463	4.5
Debt issues	4,962	7,680	3,897	5,612	384	—	22,535	3.9
Acceptances	—	—	—	—	—	4,864	4,864	—
Life insurance policy liabilities(3)	—	—	88	267	201	11,162	11,718	5.8
All other liabilities	—	—	—	—	—	16,890	16,890	—
Net intragroup payable	16,583	—	—	—	—	—	16,583	3.7
Total liabilities excluding loan capital	100,328	27,300	19,413	7,016	614	37,627	192,298
Loan capital	—	1,919	722	648	922	3	4,214	4.8
Total liabilities	100,328	29,219	20,135	7,664	1,536	37,630	196,512
Net assets	36,101	(18,365)	(9,623)	11,044	(1,151)	(3,836)	14,170
Total equity	—	—	—	—	—	14,170	14,170
Derivative financial instruments (notional)	(9,969)	(10,545)	22,917	(2,274)	(129)	—	—
Net mismatch - Australia	26,132	(28,910)	13,294	8,770	(1,280)	(18,006)	—

(1)           The weighted average rate is calculated excluding non-interest bearing assets and liabilities.

(2)           The non-interest bearing category for loans includes the provisions for impairment losses on loans.

(3)           The investment earnings on life insurance assets support the life insurance policy liabilities and do not contribute to interest rate risk on the Group’s banking operations.

	Consolidated
	2005
		Between	Between	Between		Non-		Weighted
	Less than	1 to 3	3 Months	1 and 5	Over	Interest		Average
	1 Month	Months	and 1 Year	Years	5 Years	Bearing	Total	Rate(1)
	$m	$m	$m	$m	$m	$m	$m	%
New Zealand
Assets
Cash and balances with central banks	—	—	—	—	—	87	87	—
Due from other financial institutions	639	978	327	—	—	191	2,135	7.0
Trading securities	1,387	—	—	—	—	—	1,387	6.8
Loans(2)	16,064	3,111	6,312	8,459	58	(274)	33,730	8.4
Life insurance assets(3)	26	31	—	1	—	—	58	6.5
Fixed assets	—	—	—	—	—	193	193	—
All other assets	—	—	—	—	—	2,464	2,464	—
Total assets	18,116	4,120	6,639	8,460	58	2,661	40,054
Liabilities
Due to other financial institutions	1,381	—	—	—	—	205	1,586	6.8
Deposits	15,298	4,379	3,164	372	4	1,847	25,064	6.1
Debt issues	136	—	—	114	—	—	250	6.5
Life insurance policy liabilities(3)	—	—	—	—	—	4	4	—
All other liabilities	—	—	—	—	—	1,780	1,780	—
Net intragroup payable	9,837	—	—	—	—	—	9,837	2.8
Total liabilities excluding loan capital	26,652	4,379	3,164	486	4	3,836	38,521
Loan capital	—	—	—	—	—	—	—	—
Total liabilities	26,652	4,379	3,164	486	4	3,836	38,521
Net assets	(8,536)	(259)	3,475	7,974	54	(1,175)	1,533
Total equity	—	—	—	—	—	1,533	1,533
Derivative financial instruments (nominal)	(526)	974	(3,546)	1,233	1,865	—	—
Net mismatch - New Zealand	(9,062)	715	(71)	9,207	1,919	(2,708)	—
Other overseas
Total assets	30,150	772	550	2,355	739	870	35,436	3.7
Total liabilities	12,469	12,604	3,713	1,399	2,058	1,684	33,927	3.9
Net assets	17,681	(11,832)	(3,163)	956	(1,319)	(814)	1,509
Total equity	—	—	—	—	—	1,509	1,509
Derivative financial instruments (nominal)	(456)	(3,453)	2,425	(64)	1,548	—	—
Net mismatch - other overseas	17,225	(15,285)	(738)	892	229	(2,323)	—

(1)                                  The weighted average rate is calculated excluding non-interest bearing assets and liabilities.

(2)                                  The non-interest bearing category for loans includes the provisions for impairment losses on loans.

(3)                                  The investment earnings on life insurance assets support the life insurance policy liabilities and do not contribute to interest rate risk on the Group’s banking operations.

Note 35. Fair values of financial assets and liabilities

Financial assets and liabilities measured at fair value are derivatives, all trading assets and liabilities, available-for-sale assets and financial assets and liabilities elected to be measured at fair value through profit and loss. The fair value is the amount for which an asset could be exchanged, or a liability settled, in an arms-length transaction between knowledgeable, willing parties. The basis for determining fair value for these assets and liabilities is outlined in Note 1(f)(i) and 1(g)(i).

For all other financial assets and liabilities not measured at fair value, the fair value and basis for determining fair value are as follows:

	Consolidated
	2006		2005
	Amount	Fair Value	Amount	Fair Value
	$m	$m	$m	$m
Financial assets
Investment securities			2,428	2,586
Loans (net of unearned income):
Loans	235,684		200,015
Provision for impairment losses on loans	(1,200)		(1,729)
	234,484	233,869	198,286	198,052
Financial liabilities
Deposits	167,741	167,749	149,252	149,251
Debt issues	61,476	61,526	48,754	49,978
Subordinated bonds, loans and debentures	4,107	4,120	3,702	3,757
Subordinated perpetual notes	521	521	512	519
Trust preferred securities	1,329	1,344

Investment securities (2005 comparative)

For investment securities, the estimated fair values, were generally based on independently sourced market prices or, where these were unavailable, dealer quotes that were subject to monthly review by an independent Revaluation Committee.

Loans

The fair value of loans is determined by discounting all future cash flows, including interest accruals. For variable rate loans, the discount rate used is the current effective interest rate. The discount rate applied for fixed rate loans reflects the market rate for the maturity of the loan and the credit worthiness of the borrower.

Deposits

Deposits by customers accounts are grouped by maturity. Fair values of deposit liabilities payable on demand (interest free, interest bearing and savings deposits) approximate their carrying value. Fair values for term deposits are estimated using discounted cash flows, applying either market rates, where applicable or current rates offered for deposits of similar remaining maturities.

Debt issues

The estimated fair value of debt issues is based on market quoted prices, where available. The fair value of debt issues where a market quote is not available is based on discounted cash flows, using a rate appropriate to the instrument and the term of the issue.

Subordinated bonds, loans and debentures

The fair value of subordinated debt is determined using quoted market prices at balance sheet date. For debt issues where quoted prices are not available, the fair value is calculated using suitable discounted cash flow and option pricing models. The interest rates applied in the valuation models are appropriate to the remaining term of the debt issues.

Subordinated perpetual notes

The fair value is calculated using suitable discounted cash flow and option pricing models. The interest rates applied in the valuation models are appropriate to the remaining term of the debt issue.

Trust preferred securities

The fair value of the trust preferred securities is determined by using the listed price at 30 September 2006. Where a listed price is not available, the fair value is determined using a discounted cash flow model. The discount rate applied reflects the term of the instrument and the credit quality of the issuer.

The carrying amount is a reasonable approximation of fair value of the following assets and liabilities, as they are either short term in nature, reprice frequently or are of a high credit rating.

Assets	Liabilities
Cash and balances with central banks
Regulatory deposits with central banks overseas
Due from other financial institutions	Due to other financial institutions
Accrued interest receivable	Accrued interest payable
Securities sold not delivered	Securities purchased and not delivered
Acceptances of customers	Acceptances

Note 36. Group segment information

The basis of segment reporting reflects the management of the business within the Group, rather than the legal structure of the Group. The business segment results have been presented on a management reporting basis and consequently internal charges and transfer pricing adjustments have been reflected in the performance of each business segment. Inter-segment pricing is determined on an arm’s length basis.

Inter-segment transfer pricing

Inter-segment pricing rates are set using prices that would be paid or received in arms length transactions. Effective from 1 October 2005, the margin over benchmark interest rates charged by Treasury to other business units on funding was reduced, reflecting changes in market conditions.

Primary reporting - business segments

The business segments are defined by the customers they service and the services they provide. The Business and Consumer Banking segment is responsible for servicing and product development for consumer and smaller to medium-sized business customers within Australia. The BTFG Australia segment designs, manufactures and services financial products that enable customers to achieve their financial goals through the accumulation, management and protection of personal wealth. The Institutional Banking segment represents primarily corporations and institutional customers either based in, or with interests in, Australia and New Zealand, and also provides certain services to middle-market business banking customers in Australia and New Zealand. The New Zealand Banking segment provides banking and wealth management services to consumer and retail business customers in New Zealand. Other includes the results of Business Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions. The majority of the direct operating expenses of Other are recharged back to the business segments as indicated in the internal charges line within operating expenses.

	Consolidated 2006
	Business and	BT Financial
	Consumer	Group	Institutional	New Zealand
	Banking	Australia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers	11,712	1,292	3,756	2,948	1,958	21,666
Internal revenue	297	28	2,888	133	(3,346)	—
Total segment revenue	12,009	1,320	6,644	3,081	(1,388)	21,666
Interest income	10,465	234	3,089	2,561	1,742	18,091
Interest expense	(3,594)	1	(1,629)	(983)	(6,244)	(12,449)
Internal charges(1)	(2,793)	(168)	(986)	(715)	4,662	—
Net interest income	4,078	67	474	863	160	5,642
Net non-interest income	1,247	1,058	667	386	217	3,575
Internal charges(1)	(104)	(94)	178	2	18	—
Total operating income	5,221	1,031	1,319	1,251	395	9,217
Depreciation and amortisation	(2)	(26)	(4)	(51)	(209)	(292)
Other non-cash expenses	(116)	(26)	(17)	(6)	(44)	(209)
Other operating expenses	(1,634)	(439)	(456)	(530)	(735)	(3,794)
Internal charges(1)	(782)	(56)	(93)	(13)	944	—
Total operating expenses	(2,534)	(547)	(570)	(600)	(44)	(4,295)
Impairment losses on loans	(289)	—	(39)	(29)	(18)	(375)
Profit before income tax	2,398	484	710	622	333	4,547
Income tax expense	(716)	(145)	(206)	(196)	(159)	(1,422)
Minority interest	—	—	—	(3)	(51)	(54)
Net profit attributable to shareholders of Westpac Banking Corporation	1,682	339	504	423	123	3,071
Total assets	168,626	18,705	56,541	33,766	21,940	299,578
Total liabilities	114,168	13,339	31,832	19,177	104,964	283,480
Acquisition of property, plant and equipment, goodwill and other intangible assets	7	43	5	48	342	445

(1)           Internal charges are eliminated on consolidation.

Changes in the carrying value of goodwill and other intangible assets related to each business segment for the year ended 30 September 2006 are presented in the table below.

	Consolidated 2006
	Business and	BT Financial
	Consumer	Group	Institutional	New Zealand
	Banking	Ausralia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	605	1,230	110	485	6	2,436
Goodwill acquired during the year	—	—	—	—	—	—
Goodwill disposal during the year	—	(15)	—	—	—	(15)
Foreign exchange adjustments/other adjustments	—	2	—	(20)	—	(18)
Balance as at year end	605	1,217	110	465	6	2,403
Other intangible assets
Balance as at beginning of the year	—	77	—	97	347	521
Other intangibles acquired during the year	—	39	3	43	135	220
Other intangible disposed of during the year	—	—	—	—	(10)	(10)
Other intangible amortisation and impairment and movements in foreign exchange	—	(6)	—	(27)	(149)	(182)
Balance as at year end	—	110	3	113	323	549

	Consolidated 2005
	Business and	BT Financial
	Consumer	Group	Institutional	New Zealand
	Banking	Ausralia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers	10,564	1,191	2,508	2,732	2,003	18,998
Internal revenue	322	19	3,554	(53)	(3,842)	—
Total segment revenue	10,886	1,210	6,062	2,679	(1,839)	18,998
Interest income	9,363	165	2,285	2,292	1,439	15,544
Interest expense	(3,126)	(1)	(1,062)	(861)	(5,235)	(10,285)
Internal charges(1)	(2,560)	(133)	(792)	(646)	4,131	—
Net interest income	3,677	31	431	785	335	5,259
Net non-interest income	1,201	1,026	223	440	564	3,454
Internal charges(1)	(31)	(116)	641	(28)	(466)	—
Total operating income	4,847	941	1,295	1,197	433	8,713
Depreciation and amortisation	(1)	(9)	(5)	(64)	(205)	(284)
Other non-cash expenses	(106)	(36)	(18)	(9)	(52)	(221)
Other operating expenses	(1,493)	(425)	(404)	(482)	(850)	(3,654)
Internal charges(1)	(867)	(57)	(123)	(19)	1,066	—
Total operating expenses	(2,467)	(527)	(550)	(574)	(41)	(4,159)
Impairment losses on loans	(312)	—	(37)	(33)	—	(382)
Profit before income tax	2,068	414	708	590	392	4,172
Income tax expense	(616)	(105)	(212)	(181)	(109)	(1,223)
Minority interest	—	—	(12)	(4)	(235)	(251)
Net profit attributable to shareholders of Westpac Banking Corporation	1,452	309	484	405	48	2,698
Total assets	149,480	17,152	47,141	30,925	21,565	266,263
Total liabilities	102,557	12,382	28,404	18,224	87,803	249,370
Acquisition of property, plant and equipment, goodwill and other intangible assets	61	2	99	72	188	422

(1)           Internal charges are eliminated on consolidation.

Changes in the carrying value of goodwill and other intangible assets related to each business segment for the year ended 30 September 2005 are presented in the table below.

	Consolidated 2005
	Business and	BT Financial
	Consumer	Group	Institutional	New Zealand
	Banking	Australia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	605	1,230	33	499	6	2,373
Goodwill acquired during the year	—	—	77	—	—	77
Foreign exchange adjustments/other adjustments	—	—	—	(14)	—	(14)
Balance as at year end	605	1,230	110	485	6	2,436
Other intangible assets
Balance as at beginning of the year	—	79	—	92	284	455
Other intangibles acquired during the year	—	3	—	44	170	217
Other intangible disposed of during the year	—	—	—	(3)	(1)	(4)
Other intangible amortisation	—	(5)	—	(36)	(106)	(147)
Balance as at year end	—	77	—	97	347	521

Secondary reporting -- Geographic segments

Geographic segmentation of assets, revenue and profit is based on the location of the office in which these items are booked. Intersegment pricing is determined on an arm’s length basis.

	2006		2005
	$m	%	$m	%
Income from operating activities
Australia	17,496	80.8	15,213	80.1
New Zealand	3,477	16.0	3,255	17.1
Other(1)	693	3.2	530	2.8
Total	21,666	100.0	18,998	100.0
Profit before income tax
Australia	3,320	73.0	3,017	72.3
New Zealand	747	16.4	790	18.9
Other(1)	480	10.6	365	8.8
Total	4,547	100.0	4,172	100.0
Net profit attributable to equity holders of Westpac Banking Corporation
Australia	2,186	71.2	1,787	66.2
New Zealand	493	16.0	582	21.6
Other(1)	392	12.8	329	12.2
Total	3,071	100.0	2,698	100.0
Total assets
Australia	246,905	82.4	216,909	81.5
New Zealand	44,215	14.8	40,249	15.1
Other(1)	8,458	2.8	9,105	3.4
Total	299,578	100.0	266,263	100.0
Acquisition of fixed assets and intangible assets
Australia	379	85.2	345	81.8
New Zealand	65	14.6	65	15.4
Other(1)	1	0.2	12	2.8
Total	445	100.0	422	100.0

(1)           Other includes Pacific Islands, Asia, Americas and Europe.

Note 37. Auditors’ remuneration

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$’000	$’000	$’000	$’000
Remuneration for audit or review of the financial statements
Auditors of Westpac Banking Corporation	7,990	4,928	7,910	4,928
Auditors of controlled entities:
PricewaterhouseCoopers	1,351	1,095	—	—
Other auditors	32	23	—	—
	9,373	6,046	7,910	4,928
Goods and services tax	912	594	782	492
	10,285	6,640	8,692	5,420
Remuneration for other audit services:
PricewaterhouseCoopers - Australian firm	1,717	1,772	1,408	1,207
Related practices of PricewaterhouseCoopers	516	223	362	123
	2,233	1,995	1,770	1,330
Goods and services tax	235	197	185	130
	2,468	2,192	1,955	1,460
Total remuneration for audit services	12,753	8,832	10,647	6,880
Remuneration for audit-related services:
PricewaterhouseCoopers - Australian firm	33	1,687	14	1,526
Related practices of PricewaterhouseCoopers	66	204	44	125
	99	1,891	58	1,651
Goods and services tax	2	177	1	151
	101	2,068	59	1,802
Remuneration for taxation services:
PricewaterhouseCoopers - Australian firm	73	19	66	3
Related practices of PricewaterhouseCoopers	103	415	49	273
	176	434	115	276
Goods and services tax	11	49	9	32
	187	483	124	308
Remuneration for other services:
PricewaterhouseCoopers - Australian firm	150	227	150	13
Related practices of PricewaterhouseCoopers	—	45	—	45
	150	272	150	58
Goods and services tax	15	25	15	4
	165	297	165	62
Total remuneration for non-audit services	453	2,848	348	2,172
Total audit and non-audit services (excluding goods and services tax)	12,031	10,638	10,003	8,243
Goods and services tax	1,175	1,042	992	809
Total audit and non-audit services (including goods and services tax)	13,206	11,680	10,995	9,052

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

Audit-related services include consultations regarding accounting standards and reporting requirements, due diligence relating to acquisitions and mergers, and regulatory compliance reviews.

Taxation services include compliance and advisory services.

Other services include technical information services and support for a report writing tool.

The external auditor, PricewaterhouseCoopers, also provides audit and non-audit services to non-consolidated entities including non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of their services were approximately $4.5 million in total (2005 $3.6 million). PricewaterhouseCoopers may also provide audit and non-audit services to other entities in which Westpac holds a minority interest, and which are not consolidated. Westpac is not aware of the amount of any fees paid by those entities.

Note 38. Expenditure commitments

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Commitments for capital expenditure not provided for in the financial statements
Payable within one year	51	32	47	30
Payable later than one year but not later than five years	2	5	—	5
Payable after five years	—	—	—	—
Total commitments for capital expenditure not provided for in the financial statements	53	37	47	35
Lease commitments (all leases are classified as operating leases)
Premises and sites	1,505	1,549	1,501	1,549
Furniture and equipment	5	8	5	8
Total lease commitments	1,510	1,557	1,506	1,557
Due within one year	251	235	249	235
Due after one year but not later than five years	669	667	667	667
Due after five years	590	655	590	655
Total lease commitments	1,510	1,557	1,506	1,557
Other expenditure commitments
Payable within one year	266	248	266	248
Payable later than one year but not later than five years	844	856	844	856
Payable after five years	111	251	111	251
Total other expenditure commitments	1,221	1,355	1,221	1,355

As at 30 September 2006, the total future minimum lease payments expected to be received by both the Group and Westpac from non-cancellable sub-leases was $29 million (2005 $28 million).

Operating lease arrangements

Operating leases are entered into to meet the business needs of the Group. Leases are primarily over commercial and retail premises and plant and equipment. Lease rentals are determined in accordance with market conditions when leases are entered into or on rental review dates. Leased premises that have become excess to the Group’s business needs have been sublet where possible and any expected rental shortfalls fully provided for. There are no restrictions imposed on the Group by lease arrangements other than in respect of the specific premises being leased.

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

On 7 March 2003, we executed an agreement to lease 74,000 m2 of office space with Leighton Properties Pty Limited in relation to new premises at the northern end of Darling Harbour near King Street in Sydney, Australia. The new site, called Westpac Place, is bounded by Kent, Erskine, Napoleon and Sussex streets. This project resulted in the consolidation of our existing ten Sydney Central Business District offices into just two primary locations, being Westpac Place and our existing office at 60 Martin Place.

Construction of the new premises is complete. It consists of two office towers of 21 and 32 levels linked by a common foyer and includes two levels of retail space, a retail branch, childcare facilities, an urban park, and both tenant and public parking. We have signed a 12 year lease on the building with three six year options to extend. The building was completed in July, with our employees progressively occupying the premises throughout 2006. The initial 12 year lease commitment, which will commence on completion of the licence period in November 2006, is included in the lease commitment table above.

Service agreements

The maximum contingent liability for termination benefits in respect of service agreements with the Chief Executive Officer and other Group Key Management Personnel at 30 September 2006 was $6.7 million (2005 $5.4 million).

Significant long term contracts

On 3 September 2006, Westpac entered into a three year agreement with Stream Solution (Holdings Pty Ltd) to provide Westpac’s end to end print management services.

On 1 December 2005, Westpac renewed its Managed Network Service agreement with Telstra Corporation for a further five year term. Under this agreement Telstra will provide voice, data and video services for corporate and retail banking in Australia and Pacific Region.

On 4 February 2005, Westpac, in conjunction with the National Australia Bank and the Commonwealth Bank of Australia, entered into a twelve year arrangement with Fiserv Solutions Australia Pty Limited for the provision of voucher (cheque) processing services. As a result of this ‘utility’ style agreement, Westpac’s existing agreement with Unisys Payment Services Limited for cheque processing will be terminated progressively as services are transitioned to the new provider.

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

On 30 September 2002, Westpac entered into a ten year agreement with First Data Resources Australia Limited (First Data) to provide a managed service for our cards processing. This involves managing the application within the Westpac/IBM environment. First Data assumed responsibility for the Group’s Australasian cards processing in phases from October 2002. Westpac retains control of its cards sales, credit, collections and customer service functions.

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

Commitments in relation to long term contracts are included in other expenditure commitments above.

Note 39. Superannuation commitments

The group operates three principal defined benefit superannuation funds, the Westpac Staff Superannuation Plan (WSSP), the Westpac New Zealand Superannuation Scheme (WNZS) and the Westpac Banking Corporation UK Staff Superannuation Scheme (UKSS).

Westpac Staff Superannuation Plan

The WSSP provides lump sum and pension benefits and also has a section which provides accumulation benefits. The defined benefits section of the WSSP is closed to new members.

Westpac New Zealand Superannuation Scheme

The WNZS provides lump sum and pension benefits and also has a section which provides accumulation benefits. The defined benefits section of the WNZS is closed to new members.

Westpac Banking Corporation UK Staff Superannuation Scheme

The UKSS provides lump sum and pension benefits and is closed to new members. Some former UK staff and their spouses are also entitled to medical benefits for life.

Superannuation expense

	Consolidated and Parent Entity
	2006			2005
	Australian	Overseas		Australian	Overseas
	Fund	Funds	Total	Fund	Funds	Total
	$m	$m	$m	$m	$m	$m
Current service cost	47	2	49	49	3	52
Interest cost	75	16	91	71	17	88
Expected return of fund assets	(109)	(18)	(127)	(109)	(18)	(127)
Recognised acturarial loss	—	4	4	—	—	—
	13	4	17	11	2	13

Change in benefit obligation

	Consolidated and Parent Entity
	2006			2005
	Australian	Overseas		Australian	Overseas
	Fund	Funds	Total	Fund	Funds	Total
	$m	$m	$m	$m	$m	$m
Benefit obligation at the beginning of the period	1,592	358	1,950	1,490	356	1,846

Current service cost	47	2	49	49	3	52
Interest cost	75	16	91	71	17	88
Past service cost	—	—	—	—	—	—
Curtailments or settlements	—	—	—	—	—	—
Actuarial loss	131	14	145	67	25	92
Contributions by members	26	—	26	25	1	26
Benefits paid	(118)	(25)	(143)	(110)	(21)	(131)
Excahnge and other adjustments	—	14	14	—	(23)	(23)
Benefit obligation at the end of the period	1,753	379	2,132	1,592	358	1,950

The benefit obligation arises from plans that are wholly unfunded and wholly or partly funded as follows:

	Consolidated and Parent Entity
	2006			2005
	Australian	Overseas		Australian	Overseas
	Fund	Funds	Total	Fund	Funds	Total
	$m	$m	$m	$m	$m	$m
Unfunded obligations(1)	—	27	27	—	19	19
Wholly or partly funded obligations	1,753	352	2,105	1,592	339	1,931
	1,753	379	2,132	1,592	358	1,950

(1)           Unfunded obligations relates to UK medical benefits.

Change in plan assets

	Consolidated and Parent Entity
	2006			2005
	Australian	Overseas		Australian	Overseas
	Fund	Funds	Total	Fund	Funds	Total
	$m	$m	$m	$m	$m	$m
Fair value of plan assets at beginning of the year	1,636	291	1,927	1,486	287	1,773

Expected return on plan assets	109	18	127	109	18	127
Actuarial gain	117	17	134	169	20	189
Actuarial returns on plan	226	35	261	278	38	316
Employer contributions	—	7	7	—	5	5
Settlements	—	—	—	—	—	—
Contributions by members	26	—	26	25	1	26
Benefits paid	(118)	(25)	(143)	(110)	(21)	(131)
Contributions to the accumulation plan	(69)	—	(69)	(43)	—	(43)
Exchange and other adjustments	—	13	13	—	(19)	(19)

Fair value of plan assets at end of the year	1,701	321	2,022	1,636	291	1,927

Benefit obligation at the end of the period	1,753	379	2,132	1,592	358	1,950
Fair value of plan assets at the end of the period	1,701	321	2,022	1,636	291	1,927
Net surplus/(obligation)	(52)	(58)	(110)	44	(67)	(23)

Unrecognised actuarial (gains)/losses	(88)	(1)	(89)	(102)	5	(97)
Net recognised liability	(140)	(59)	(199)	(58)	(62)	(120)

Assumptions used in actuarial valuations

	Consolidated and Parent Entity
	2006		2005
	Australian	Overseas	Australian	Overseas
	Fund	Funds	Fund	Funds
Discount rate	5.6%	3.9 - 5.0%	5.3%	3.8 - 5.0%
Expected return on plan assets - active members	7.4%	5.3 - 6.0%	6.8%	6.0 - 6.6%
Expected return on plan assets - pensioners	8.4%	5.3 - 6.0%	7.4%	6.0 - 6.6%
Rate of increase in salaries	4.0%	3.5 - 4.3%	3.5%	3.5 - 4.0%
Rate of increase for pensions	3.0%	2.5 - 2.8%	2.5%	2.5%
Initial health care inflation	—	6.0%	—	6.0%
Long term health care inflation	—	6.0%	—	6.0%

Asset allocation

	Consolidated and Parent Entity
	2006		2005
	Australian	Overseas	Australian	Overseas
	Fund	Funds	Fund	Funds
Cash	1%	1%	2%	—
Equity instruments	67%	50 - 57%	67%	50 - 59%
Debt instruments	23%	43 - 50%	23%	40 - 50%
Property	8%	—	8%	—
Other assets	1%	—	—	1%
	100%	100%	100%	100%

Investment held in Westpac investments

	Consolidated and Parent Entity
	2006			2005
	Australian	Overseas		Australian	Overseas
	Fund	Funds	Total	Fund	Funds	Total
	$m	$m	$m	$m	$m	$m
Value of plan assets invested in Westpac debt and equity securities	68	83	151	70	24	94

Post retirement health care

A one percentage point change in assumed health care trend rates, assuming all other assumptions remain constant would affect current serve costs and accumulated benefit obligation by:

	Consolidated and Parent Entity
	2006			2005
	Australian	Overseas		Australian	Overseas
	Fund	Funds	Total	Fund	Funds	Total
	$m	$m	$m	$m	$m	$m
Post-employment benefit obligation - increase	n/a	4	4	n/a	3	3
Post-employment benefit obligation - decrease	n/a	(3)	(3)	n/a	(3)	(3)

Historic summary

	Consolidated and Parent Entity
	2006			2005
	Australian	Overseas		Australian	Overseas
	Fund	Funds	Total	Fund	Funds	Total
	$m	$m	$m	$m	$m	$m
Defined benefit plan obligation	1,753	379	2,132	1,592	358	1,950
Plan assets	1,701	321	2,022	1,636	291	1,927
Net surplus/(deficit)	(52)	(58)	(110)	44	(67)	(23)

Experience adjustments on plan assets	117	17	134	169	20	189
Experience adjustments on plan liabilities	(131)	(14)	(145)	(67)	(25)	(92)

Funding status(1)

	Consolidated and Parent Entity
	Australian	Overseas
	Fund	Funds	Total
	$m	$m	$m
Market value of assets(2)	1,712	445	2,157
Present value of accrued benefits(3)	1,457	490	1,947
Surplus/(deficit)	255	(45)	210

(1)                                  Represents the calculation of surplus/(deficit) used to make funding recommendations.

(2)                                  Calculated as at 30 June 2006 (WSSP), 5 April 2006 and 30 June 2005 (Overseas funds).

(3)                                  Calculated in accordance with Australian Accounting Standard AAS 25 – Financial Reporting by Superannuation Plans.

Contributions

For the WSSP Westpac is not currently making contributions to the fund. Based on the recommendations of the fund actuary, no contributions will be required to be made to the WSSP prior to 1 October 2007. Contributions are made to the WNZS at the rate of 12% of members salaries. For the UKSS contributions are being made at the rate of GBP1.5 million per annum. Funding recommendations are made based on the ‘Attained Age Method’, a method which impacts the timing of contribution requirements and assumes that the plans will not be discontinued.

Economic assumptions

The economic assumptions applied for the funding calculations differ to assumptions used in the accounting calculations above due to timing differences between valuation dates and the use of discount rate, assumptions linked to expected returns on assets.

	WSSP	WNZS	UKSS
Discount rate	7.8%	5.0%	6.7%
Expected return on plan assets	7.8%	5.0%	6.7%
Rate of increase in salaries	4.0%	3.5%	4.1%

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

Note 40. Contingent liabilities, contingent assets and credit commitments

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

The Group takes collateral where it is considered necessary to support, both on and off-balance sheet, financial instruments with credit risk. The Group evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral taken, if deemed necessary, on the provision of a financial facility is based on management’s credit evaluation of the counterparty.

Off-balance sheet credit-risk related financial instruments are as follows:

	Consolidated				Parent Entity
	2006		2005		2006		2005
	Contract or		Contract or		Contract or		Contract or
	Notional	Credit	Notional	Credit	Notional	Credit	Notional	Credit
	Amount	Equivalent(1)	Amount	Equivalent(1)	Amount	Equivalent(1)	Amount	Equivalent(1)
	$m	$m	$m	$m	$m	$m	$m	$m
Credit-risk related instruments
Standby letters of credit and financial guarantees(2)	5,019	2,599	5,025	2,625	4,936	2,517	4,978	2,577
Trade letters of credit(3)	2,585	517	1,994	399	2,574	515	1,983	397
Non-financial guarantees(4)	6,353	3,145	5,973	2,987	6,353	3,145	5,973	2,987
Commitments to extend credit:
Residual maturity less than one year(5)	30,949	—	27,319	—	30,901	—	27,279	—
Residual maturity one year or more	32,040	10,848	28,497	9,824	32,038	10,847	28,491	9,821
Other commitments(6)	1,180	451	981	387	1,179	451	981	387
Total credit-risk related instruments	78,126	17,560	69,789	16,222	77,981	17,475	69,685	16,169

(1)	Credit equivalents are determined in accordance with the APRA risk-weighted capital adequacy guidelines (refer to Note 28 to the financial statements).

(2)	This included $2.4 billion (2005 $2.4 billion) cash collateralised guarantees.

(3)	Trade letters of credit are secured against an underlying shipment of goods or backed by a confirmatory letter from another bank.

(4)	Non-financial guarantees include other trade related letters of credit and obligations backing the performance of commercial contracts.

(5)	The credit conversion factor is 0% for credit commitments with a residual maturity of less than one year or which can be unconditionally cancelled by the Group at any time without notice.

(6)	Other commitments include certain drawdown commitments.

	Consolidated
	Less Than	Between 1	Between 3	Over
	1 Year	and 3 Years	and 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
2006
Standby letters of credit and financial guarantees	1,370	627	227	375	2,599
Trade letters of credit	16	336	—	165	517
Non-financial guarantees	304	1,697	87	1,057	3,145
Commitments to extend credit, residual maturity one year or more	—	5,305	2,123	3,420	10,848
Other commitments	54	33	10	354	451
Total commercial commitments	1,744	7,998	2,447	5,371	17,560

2005
Standby letters of credit and financial guarantees	1,559	628	201	237	2,625
Trade letters of credit	8	244	—	147	399
Non-financial guarantees	296	1,715	70	906	2,987
Commitments to extend credit, residual maturity one year or more	—	4,525	2,110	3,189	9,824
Other commitments	143	58	—	186	387
Total commercial commitments	2,006	7,170	2,381	4,665	16,222

Contingent assets

The credit commitments shown in the above table also constitute assets. These commitments would be classified as loans and other assets in the balance sheet on the contingent event eventuating.

Additional liabilities and commitments

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2006:

•                  $19 million (2005 $20 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act, 1987 and the Workplace Injury Management and Workers Compensation Act, 1998 (New South Wales);

•                  $5 million (2005 $5 million) based on an actuarial assessment as a self-insurer under the Accident Compensation Act, 1985 (Victoria); and

•                  $2 million (2005 $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act, 2003 (Queensland).

Adequate provision has been made for these liabilities in the provision for annual leave and other staff benefits (refer to Note 23).

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis and a provision has been made where appropriate within the credit litigation provision.

We are one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings have been brought by the liquidators of several Bell Group companies and seek to challenge the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s. The proceedings are complex and the trial concluded recently and we are awaiting judgment. It is not possible to estimate the potential impact, however, we believe that we have good prospects of success.

The New Zealand Commerce Commission prosecuted the NZ Branch, and has prosecuted or is prosecuting six other banks and two card services companies, under the Fair Trading Act 1986 in relation to disclosure of international currency conversion fees charged on foreign currency credit card and debit card transactions. 105 charges were laid against the NZ Branch (plus one duplicate charge). The NZ Branch has pleaded guilty to 19 charges of breaching the Fair Trading Act 1986 and 86 charges were withdrawn. On 29 September 2006, the NZ Branch was convicted and discharged in respect of 7 charges, and convicted and fined a total of NZ$570,000 (A$498,000) in respect of the remaining 12 charges. The NZ Branch has also settled civil proceedings brought against it by the Commerce Commission claiming refunds of the currency conversion fees paid by customers during the relevant periods covered by the claim for NZ$4.5 million (A$3.9 million), which will be refunded to customers in accordance with an agreed process. In addition, the Commerce Commission has served 29 charges on The Warehouse Financial Services Limited, a member of the Westpac Group. The Warehouse Financial Services Limited is a joint venture with The Warehouse Limited, a New Zealand retailer, where 51% is held by us and 49% held by The Warehouse Limited. Penalties under the Fair Trading Act 1986 could include a fine of up to $200,000 per charge. No civil proceedings have been commenced against The Warehouse Financial Services Limited.

The NZIRD is reviewing a number of structured finance transactions undertaken in New Zealand and has issued reassessments in respect of seven transactions, three undertaken in the 1999 tax year, two undertaken in the 2000 tax year and two undertaken in the 2001 tax year. The maximum potential tax liability reassessed for the 1999 year is NZ$18 million (A$16 million) (NZ$25 million (A$22 million) with interest), for the 2000 year is NZ$61 million (A$53 million) (NZ$85 million (A$74 million) with interest) and for the 2001 year is NZ$90 million (A$79 million) (NZ$127 million (A$111 million) with interest).

The NZIRD is also investigating other transactions undertaken by the NZ Branch, which have materially similar features to those for which assessments have been received. Should the NZIRD take the same position across all of these transactions, for the periods up to and including 30 September 2006, the overall primary tax in dispute will be approximately NZ$611 million (A$534 million) (this includes the amounts noted above). With interest this increases to approximately NZ$793 million (A$693 million) (calculated to 30 September 2006).

Proceedings disputing the reassessments with respect to the 1999, 2000 and 2001 tax years have been commenced. We are confident that the tax treatment applied in all cases is correct. A ruling was sought from the NZIRD on an initial transaction in 1999 which, following extensive review by the NZIRD, was confirmed in early 2001. The principles underlying that ruling are applicable to, and have been followed in, all subsequent transactions.

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

Parent Entity guarantees and undertakings

Excluded from the consolidated amounts disclosed above are the following guarantees and undertakings extended to entities in the Group by Westpac:

(i)                                     Guarantees of commercial paper and other debt securities issued by Westpac Capital Corporation and WestpacTrust Securities NZ Limited the proceeds of which, in accordance with APRA guidelines, are immediately on lent to Westpac. These companies are 100% owned finance subsidiaries of Westpac and the guarantees provided by Westpac are in respect of securities issued pursuant to an exemption from registration under the US Securities Act of 1933. Westpac Capital Corporation ceased issuing securities in September 2005. The last of its guaranteed securities matured in February 2006;

(ii)                                  Issue of letters of comfort in respect of certain subsidiaries in the normal course of business. The letters recognise that Westpac has a responsibility to ensure that those subsidiaries continue to meet their obligations; and

(iii)                               Guarantee of the repayment of loans made by Westpac Bank-PNG-Limited to the extent that they exceed a prescribed limit.

Assets pledged

As part of standard terms of transaction with other banks, the Group has provided collateral to secure liabilities. The carrying value of financial assets pledged as collateral is:

	2006	2005
	$m	$m
Pledged to secure liabilities	417	1,163

Collateral received

All collateral received from counterparties to secure liabilities, besides residential mortgages, is received in the form of cash. Cash collateral held at 30 September 2006 was $704 million (2005 $795 million).

Note 41. Trust activities

Certain controlled entities within the Group conduct investment management and other fiduciary activities as responsible entity, trustee or manager on behalf of individuals, trusts, retirement benefit plans and other institutions. These activities involve the management of assets in investment schemes and superannuation funds, and the holding or placing of assets on behalf of third parties.

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

The Group also manages life insurance statutory fund assets that are included in the consolidated financial statements.

The aggregate value of funds at 30 September for each fiduciary activity is shown below:

	2006	2005
	$bn	$bn
Fiduciary activity
Trustee	40.4	34.5
Investment Manager	39.0	37.2

Note 42.  Group entities

The consolidated financial statements as at 30 September 2006 include the following controlled entities:

Country of
Name	Incorporation
Westpac Banking Corporation(1)	Australia
1925 Advances Limited	Australia
General Credits Holdings Limited	Australia
General Credits Limited	Australia
G.C.L. Investments Limited	Australia
Acacia Securities Limited(19)	Australia
ADITT Trust	Australia
Australian Loan Processing Security Company Pty Limited	Australia
Australian Loan Processing Security Trust	Australia
Beech Trust(19)	Australia
Bill Acceptance Corporation Limited	Australia
Mortgage Management Limited	Australia
BLE Capital Limited	Australia
BLE Capital Investments Pty Limited	Australia
BLE Development Pty Limited	Australia
BLE Holdings Pty Limited	Australia
BLE Capital (NZ) Limited	New Zealand
Brenmar Holdings Pty Limited	Australia
Castlereagh Pacific Investments Pty Limited	Australia
Castlereagh Trust(2), (19)	Australia
CBA Limited	Australia
Belliston Pty Limited(17)	Australia
Westpac Properties-Vic-Limited	Australia
Westpac Properties-NSW-Pty Limited	Australia
Challenge Limited	Australia
Challenge Finance Limited	Australia
Challenge Funds Management Limited	Australia
Challenge Information Technology Pty Limited	Australia
CMBS - Warehouse Trust(19)	Australia
FAI No. 2 Trust(19)	Australia
Fairlawn Holding Trust	Australia
Gemini Trust(2)	Australia
Jacaranda Trust(19)	Australia
Jarrah Trust(2), (19)	Australia
Orion Trust(2)	Australia
Partnership Pacific Limited	Australia
Partnership Pacific Securities Limited	Australia
RESI-Statewide Corporation Limited	Australia
RESI-Statewide Mortgage Corporation Limited	Australia
Sallmoor Pty Limited	Australia
Series 1997-4E WST Trust(19)	Australia
Series 1998-1G WST Trust(19)	Australia
Series 1999-1G WST Trust(19)	Australia
Series 2002-1G WST Trust(19)	Australia
Series 2006-1D WST Trust(2)	Australia
Sixty Martin Place (Holdings) Pty Limited	Australia
1925 (Commercial) Limited	Australia
1925 (Industrial) Limited	Australia
A.C.N. 001 231 027 Pty Limited	Australia
1925 (Insurance Premium Funding) Limited	Australia
1925 (Properties) Limited	Australia
1925 House Limited	Australia
Athena Finance Pty Limited(2)	Australia
Colmso Pty Limited	Australia
Colmtea Pty Limited	Australia
Como Properties Pty Limited	Australia
Comserv (No 3011) Pty Limited	Australia
EHM Investco Pty Limited	Australia
Enfield Downs Pty Limited	Australia
Halcyon Securities Limited	Australia
Hume Finance Limited Partnership	Australia
Hume Investment Limited Partnership	Australia
Infrastructure Australia (No.1) Limited	Australia
Tasman Funding No.1(3),(4)	New Zealand
Pacific Funding(2),(6),(9)	New Zealand
Tasman Funding No.2(3),(4)	New Zealand
Westpac NZ Funding(2)	New Zealand
Infrastructure Australia (No.3) Limited	Australia
Infrastructure Australia (No.4) Limited	Australia
Oakjet Pty Limited	Australia
Diversified Security Investments LLC(6),(12)	USA
Segregated Asset Management LLC	USA
Packaging Properties 1 Pty Limited	Australia
Packaging Properties 2 Pty Limited	Australia
Packaging Properties 3 Pty Limited	Australia
Piccadilly of Sydney Pty Limited(13)	Australia
Sarnia Pty Limited(13)	Australia
The Swan Trust(13)	Australia
The Exchange Plaza Trust	Australia
Teuton Pty Limited	Australia
Victor Funding Pty Limited(2)	Australia
Victor Finance Pty Limited(2)	Australia
Victor Investments Pty Limited(2),(6)	Australia
Westpac Administration Pty Limited	Australia
Westpac Asian Lending Pty Limited	Australia
Renwick & Spring LLP	USA
Liverpool Apold Partnership(18)	UK
Westpac Debt Securities Pty Limited	Australia
Westpac Direct Equity Investments Pty Limited	Australia
Westpac Equipment Finance Limited	Australia
Westpac Equipment Finance (No.1) Pty Limited(14)	Australia
Westpac Group Investments Australia Pty Limited	Australia
Westpac Investment Vehicle Pty Limited	Australia
Westpac Residential Property Trust(2)	Australia
First Residential Property Trust(2)	Australia
Novacare Health Solutions No. 1 Pty Limited(2)	Australia
Novacare Health Pty Limited(2),(7)	Australia
Novacare Health Solutions Pty Limited(2)	Australia
Novacare Services Pty Limited(2),(7)	Australia
Novacare Health Solutions No.1 Trust(2)	Australia
Novacare Health Solutions Trust(2)	Australia
Novacare Solutions Partnership(2),(8)	Australia
Novacare Solutions No.1 Pty Limited(2)	Australia
Novacare Solutions Pty Limited(2)	Australia
Novacare Solutions No.1 Trust(2)	Australia
Novacare Solutions Trust(2)	Australia
Westpac Resources and Infrastructure Pty Limited	Australia
Westpac Syndications Management Pty Limited	Australia
Westpac Unit Trust	Australia
Sydney Capital Corp Inc(19)	USA

Country of
Name	Incorporation
Tasman Pacific Investments Pty Limited(5)	Australia
Tavarua Funding Trust IV	USA
The Mortgage Company Pty Limited	Australia
The Series WST 2005-1G WST(19)	Australia
Waratah Receivables Corp (NZ) Limited(19)	New Zealand
Waratah Receivables Corp Pty Limited(19)	Australia
Waratah Securities Australia Limited(19)	Australia
Westpac Alpha Pty Limited	Australia
Westpac Bank-PNG-Limited(6)	Papua New Guinea
Westpac Bank of Tonga(6)	Tonga
Westpac Bank Samoa Limited(6)	Samoa
Westpac Capital Corporation	USA
Westpac Capital Holdings Inc.	USA
Westpac Capital Trust III	USA
Westpac Capital Trust IV	USA
Westpac Equity Holdings Pty Limited	Australia
Altitude Administration Pty Limited	Australia
Westpac Altitude Rewards Trust	Australia
Altitude Rewards Pty Limited	Australia
Autodirect Pty Limited	Australia
Pacific Structured Funding Limited	Australia
PersonalDirect Limited	Australia
Qvalent Pty Limited	Australia
Westpac Financial Consultants Limited	Australia
Westpac Financial Services Group Limited	Australia
BT Financial Group Pty Limited	Australia
BT Australia Pty Limited	Australia
BT Australia Corporate Services Pty Limited	Australia
BT Finance Pty Limited	Australia
BT Nominees Pty Limited	Australia
Chifley Services Pty Limited	Australia
BT Funds Management Limited	Australia
BT Finance & Investments Pty Limited	Australia
Oniston Pty Limited	Australia
BT Life Limited(16)	Australia
BT Portfolio Services Limited	Australia
Magnitude Group Pty Ltd(3)	Australia
BT Financial Group (NZ) Limited	New Zealand
BT Funds Management (NZ) Limited	New Zealand
BT Funds Management No.2 Limited	Australia
BT Investment Management No.2 Limited	Australia
Hargrave Investments Pty Limited	Australia
BT Investment Management No.3 Pty Limited	Australia
Voyager Funds Management Pty Limited(2),(6)	Australia
Westpac Custodian Nominees Limited	Australia
Westpac Financial Services Group-NZ-Limited	New Zealand
Westpac Life-NZ-Limited	New Zealand
Westpac Nominees-NZ-Limited	New Zealand
Westpac Superannuation Nominees-NZ-Limited	New Zealand
Westpac Financial Services Limited	Australia
Westpac Funds Management Limited	Australia
Westpac Funds Management Administration Pty Limited	Australia
Westpac Life Insurance Services Limited(16)	Australia
Westpac Securities Administration Limited	Australia
Westpac General Insurance Services Limited	Australia
Westpac Equity Pty Limited	Australia
A.F.G. Insurances Limited(10)	Australia
Westpac General Insurance Limited	Australia
Westpac Lenders Mortgage Insurance Limited	Australia
Westpac Information Technology Services Pty Limited	Australia
Westpac Private Equity Pty Limited	Australia
Westpac Securities Limited	Australia
Net Nominees Limited	Australia
Westpac Securitisation Management Pty Limited	Australia
Westpac Structured Management Pty Limited	Australia
Westpac Training Services Pty Limited	Australia
Westpac Europe Limited(2)	UK
Westpac Financial Holdings Pty Limited	Australia
BT Securities Limited	Australia
BT (Queensland) Pty Limited	Australia
Westpac First Trust	Australia
Westpac Funding Holdings Pty Limited	Australia
Tavarua Funding Trust III	USA
Westpac Institutional Holdings Pty Limited	Australia
Hastings Funds Management Limited	Australia
Australian Infrastructure Fund International 1 Pty Limited	Australia
Hastings Forestry Investments Limited	New Zealand
Hastings Forests Australia Pty Limited	Australia
Hastings Funds Management (UK) Limited(2)	UK
Hastings Private Equity IIA Pty Limited	Australia
Hastings Private Equity IIB Pty Limited	Australia
Utilities of Australia International Pty Limited	Australia
Westpac Leasing Nominees Pty Limited	Australia
Hume Funding Pty Limited	Australia
Westpac Leasing Nominees-Vic.-Pty Limited	Australia
Westpac Leasing Pty Limited	Australia
Westpac Matching Gifts Limited	Australia
Westpac Overseas Holdings No. 2 Pty Limited(2)	Australia
Westpac New Zealand Group Limited(2)	New Zealand
Westpac New Zealand Limited(2),(4)	New Zealand
Westpac NZ Operations Limited(2)	New Zealand
Westpac Securities NZ Limited(2)	New Zealand
Westpac Overseas Holdings Pty Limited	Australia
A.G.C. (Pacific) Limited	Papua New Guinea
Westpac Americas Inc.	USA
Westpac Investment Capital Corporation	USA
Westpac USA Inc.	USA
Southern Cross Inc.	USA
Westpac Finance (HK) Limited	Hong Kong
WFAL No.1 Loan Trust	Hong Kong
Westpac Group Investment-NZ-Limited	New Zealand
Westpac Holdings-NZ-Limited	New Zealand
Augusta (1962) Limited	New Zealand
TBNZ Limited	New Zealand
TBNZ Capital Limited	New Zealand
TBNZ Developments Limited	New Zealand
TBNZ Investments Limited	New Zealand
TBNZ Equity Limited	New Zealand
TBNZ Investments (UK) Limited	UK
The Home Mortgage Company Limited	New Zealand
The Warehouse Financial Services Limited(6)	New Zealand
Westpac (NZ) Investments Limited	New Zealand
Westpac Capital-NZ-Limited	New Zealand
Aotearoa Financial Services Limited	New Zealand

Country of
Name	Incorporation
Westpac Lease Discounting-NZ-Limited	New Zealand
Westpac Operations Integrated Limited	New Zealand
Westpac Financial Synergy Limited	New Zealand
Westpac Overseas Investments Limited	New Zealand
Westpac Equity Investments NZ Limited(3),(4)	New Zealand
Westpac Finance Limited	New Zealand
WestpacTrust Securities-NZ-Limited(11)	New Zealand
Westpac Overseas Funding Pty Limited	Australia
Westpac Securities Inc.	USA
Westpac Singapore Limited	Singapore
Westpac Properties Limited	Australia
Collins Wales Pty Limited	Australia
Westpac Property Investments Pty Limited(15)	Australia
Westpac Second Trust	Australia
Westpac Securitisation Holdings No. 2 Pty Limited(2)	Australia
Westpac Securitisation Holdings Pty Limited	Australia
Westpac Structured Products Limited	Australia
Westpac Tasman No.1 Pty Limited	Australia
Westpac Tasman No.2 Pty Limited	Australia
Westpac TPS Trust(2)	Australia
Wollemi Trust(19)	Australia
Wollemi Trust 2005 - 1(19)	Australia
WST Funding Trust(19)	Australia
WST Warehouse Trust #1(19)	Australia
WST-NZ Series 1998-1E Trust(19)	New Zealand
WST-NZ Series 1999-1E Trust(19)	New Zealand
WST-NZ Series WLIS#6 Trust(19)	New Zealand
WST-NZ Warehouse Trust #1(19)	New Zealand

Notes

(1)                                  Controlled entities shown in bold type are owned directly by Westpac.

(2)                                  The following controlled entities were incorporated, acquired or formed during the 2006 financial year:

• Athena Finance Pty Limited	Incorporated	21 August 2006
• Castlereagh Trust	Formed	24 March 2006
• First Residential Property Trust	Formed	3 April 2006
• Gemini Trust	Formed	13 September 2006
• Hastings Funds Management (UK) Limited	Incorporated	10 February 2006
• Jarrah Trust	Formed	6 February 2006
• Novacare Health Pty Limited	Acquired	18 October 2005
• Novacare Health Solutions No. 1 Pty Limited	Acquired	18 October 2005
• Novacare Health Solutions No. 1 Trust	Formed	4 November 2005
• Novacare Health Solutions Pty Limited	Acquired	18 October 2005
• Novacare Health Solutions Trust	Formed	4 November 2005
• Novacare Services Pty Limited	Acquired	18 October 2005
• Novacare Solutions No. 1 Pty Limited	Acquired	18 October 2005
• Novacare Solutions No. 1 Trust	Formed	4 November 2005
• Novacare Solutions Partnership	Formed	22 November 2005
• Novacare Solutions Pty Limited	Acquired	18 October 2005
• Novacare Solutions Trust	Formed	4 November 2005
• Orion Trust	Formed	3 July 2006
• Pacific Funding	Incorporated	1 November 2005
• Series 2006-1D WST Trust	Formed	7 July 2006
• Victor Finance Pty Limited	Incorporated	27 April 2006
• Victor Funding Pty Limited	Incorporated	27 April 2006
• Victor Investments Pty Limited	Incorporated	27 April 2006
• Voyager Funds Management Pty Limited	Incorporated	6 February 2006
• Westpac Europe Limited	Incorporated	18 January 2006
• Westpac New Zealand Limited	Incorporated	14 February 2006
• Westpac New Zealand Group Limited	Incorporated	21 August 2006
• Westpac NZ Funding	Incorporated	28 October 2005
• Westpac NZ Operations Limited	Incorporated	29 August 2006
• Westpac Overseas Holdings No. 2 Pty Limited	Incorporated	16 August 2006
• Westpac Residential Property Trust	Formed	3 April 2006
• Westpac Securities NZ Limited	Incorporated	29 August 2006
• Westpac Securitisation Holdings No. 2 Pty Limited	Incorporated	18 April 2006
• Westpac TPS Trust	Formed	10 May 2006

(3)                                  During the 2006 financial year, the following controlled entities names changed:

•        Westpac Equity Investments NZ Limited (Formerly Augusta Equities Limited)

•        Magnitude Group Pty Ltd (Formerly Investment Portfolio Services Pty Limited)

•        Tasman Funding No. 1 (Formerly Tasman Funding No. 1 Limited)

•        Tasman Funding No. 2 (Formerly Tasman Funding No. 2 Limited)

(4)                                  During the financial year, the following companies changed their ownership:

•        Ivaness Pty Limited was transferred to Westpac Resources and Infrastructure Pty Limited from Sixty Martin Place (Holdings) Pty Limited and subsequently issued further shares to non-Westpac related shareholders to become a 50% held non-controlled entity on 4 July 2006.

•        Tasman Funding No. 1 (Formerly Tasman Funding No. 1 Limited) from Sixty Martin Place (Holdings) Pty Limited to Infrastructure Australia (No.1) Limited

•        Tasman Funding No. 2 (Formerly Tasman Funding No. 2 Limited) from Sixty Martin Place (Holdings) Pty Limited to Infrastructure Australia (No.1) Limited

•        Westpac Equity Investments NZ Limited (Formerly Augusta Equities Limited) from Augusta (1962) Limited to Westpac Holdings-NZ-Limited

•        Westpac New Zealand Limited from Westpac Holdings-NZ-Limited to Westpac New Zealand Group Limited

(5)                                  During the financial year, Westpac Banking Corporation acquired a 100% holding in Tasman Pacific Investments Pty Limited from Whitechapel Partnership.

(6)                                  All entities listed in this note are wholly owned controlled entities except the following:

	Percentage Owned
	2006	2005
Diversified Security Investments LLC	99.9%	99.9%
Pacific Funding	85.0%	—
The Warehouse Financial Services Limited	51.0%	51.0%
Victor Investments Pty Limited	99.9%	—
Voyager Funds Management Pty Limited	50.0%	—
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac Bank of Tonga	60.0%	60.0%
Westpac Bank Samoa Limited	93.5%	93.5%

(7)                                  50.0% of the equity in Novacare Services Pty Limited and Novacare Health Pty Limited is owned by Novacare Health Solutions No. 1 Pty Limited. The remaining 50.0% is owned by Novacare Solutions No. 1 Pty Ltd.

(8)                                  Novacare Health Solutions Trust and Novacare Solutions Trust are equal partners in the Novacare Solutions Partnership.

(9)                                  Tasman Funding No.1 and Tasman Funding No. 2 each own 50.0% of the ordinary A shares of Pacific Funding.

(10)                            A.F.G. Insurances Limited is under voluntary administration.

(11)                            Overseas companies predominantly carry on business in the country of incorporation, except for WestpacTrust Securities NZ Limited, which predominantly operates through its London Branch. For unincorporated entities, ‘Country of Incorporation’ refers to the country where business is carried on. The financial years of all controlled entities are the same as that of Westpac.

(12)                            24.9% of the equity in Diversified Security Investments LLC is held directly by Enfield Downs Pty Limited. 75.0% of the equity is held directly by Oakjet Pty Limited.

(13)                            50.0% of the equity in Piccadilly of Sydney Pty Limited, Sarnia Pty Limited and The Swan Trust is held directly by Sixty Martin Place (Holdings) Pty Limited. The other 50.0% interests are held directly by Westpac.

(14)                            5.0% of the equity in Westpac Equipment Finance (No.1) Pty Limited is held directly by Teuton Pty Limited.

(15)                            Less than 1.0% of equity in Westpac Property Investments Pty Limited is held directly by Westpac Properties Limited.

(16)                            The following unit trusts have been consolidated where ownership has exceeded 50.0%. These unit trusts have a balance date of 30 June.

	Percentage Owned
	2006	2005
BT Enhanced Fixed Interest Sector Trust (Formerly Westpac Sector Pool Enhanced Fixed Interest Fund)	100.0%	99.5%
BT Institutional Conservative Growth PST	100.0%	100.0%
BT Institutional Enhanced Australian Shares Fund	99.9%	99.7%
BT Institutional Enhanced Fixed Interest Fund	87.0%	85.6%
BT Institutional Enhanced Global Fixed Interest Fund	67.1%	64.5%
BT Institutional Enhanced Property Securities Fund	70.3%	98.1%
BT Institutional Global Shares Fund	98.2%	96.8%
BT Institutional Stable Growth PST	100.0%	100.0%
BT Wholesale Focus Australian Share Fund	(~)	96.4%
BT Wholesale Geared Tax Effective Share Fund	(~)	63.8%
Multi-Manager Balanced Fund	62.2%	66.7%
Multi-Manager Growth Fund	(~)	52.5%

(~) Not consolidated for the respective financial year.

(17)                            54.1% of the equity of Belliston Pty Limited is held directly by CBA Limited. 45.9% of the equity is held directly by Westpac Equity Holdings Pty Limited.

(18)                            80.6% of the partnership interest of Liverpool Apold Partnership is held directly by Renwick & Spring LLP. 19.4% of the partnership interest is held directly by Westpac Asian Lending Pty Limited.

(19)                            As a result of A-IFRS, effective 1 October 2004, the following entities are now classified as controlled entities:

•        Acacia Securities Limited;

•        Beech Trust;

•        Castlereagh Trust;

•        CMBS - Warehouse Trust;

•        FAI No. 2 Trust;

•        Jacaranda Trust;

•        Jarrah Trust;

•        Series 1997-4E WST Trust;

•        Series 1998-1G WST Trust;

•        Series 1999-1G WST Trust;

•        Series 2002-1G WST Trust;

•        Sydney Capital Corp Inc;

•        The Series WST 2005-1G WST Trust;

•        Waratah Receivables Corp (NZ) Limited;

•        Waratah Receivables Corp Pty Limited;

•        Waratah Securities Australia Limited;

•        Wollemi Trust;

•        Wollemi Trust 2005 - 1;

•        WST Funding Trust;

•        WST Warehouse Trust #1;

•        WST-NZ Series 1998-1E Trust;

•        WST-NZ Series 1999-1E Trust;

•        WST-NZ Series WLIS#6 Trust; and

•        WST-NZ Warehouse Trust #1.

As a result of A-IFRS effective 1 October 2004, the following controlled entity is no longer consolidated:

•        Coogee Finance Pty Limited

The following controlled entities were disposed of during the financial year:

• Biralo Pty Limited	Deregistered	14 May 2006
• Hastings Development Fund Limited	Deregistered	6 August 2006
• Hull 4381 & 4382 Leasing Pty Limited	Deregistered	17 March 2006
• Infrastructure Australia (No. 2) Limited	Deregistered	20 February 2006
• Island Princess Holdings Pty Limited	Deregistered	14 May 2006
• Jaunty Pty Limited	Deregistered	14 May 2006
• Piccadilly Plaza Trust	Terminated	15 February 2006
• Pitco Pty Limited	Deregistered	14 May 2006
• Reef International Pty Limited	Deregistered	14 May 2006
• Tasman LLC	Liquidated	31 May 2006
• Terrigal LLC	Sold	27 April 2006
• The Airlie Trust	Terminated	22 February 2006
• The Home Loan Partnership Pty Limited	Deregistered	14 May 2006
• The Home Loan Partnership Trust	Terminated	31 January 2006
• The Pitco Trust	Terminated	15 February 2006
• The Vicpac Unit Trust	Terminated	15 February 2006
• Vicpac Chatswood Pty Ltd	Deregistered	14 May 2006
• WBC Group Investment Trust	Terminated	27 April 2006
• Westpac Banking Corporation (Jersey) Limited	Liquidated	23 December 2005
• Westpac Equipment Finance (Vic) Pty Limited	Deregistered	29 January 2006
• Westpac Investment Holdings Pty Limited	Deregistered	23 July 2006
• Westpac OMG Holdings Pty Ltd	Liquidated	16 April 2006
• Whitechapel Partnership	Dissolved	27 April 2006

Note 43.  Other group investments

The Group had a significant non-controlling shareholding in the following entities as at 30 September 2006:

	Country where
	Business is	Beneficial	Carrying
	Carried on	Interest	Amount	Nature of Business
		%	$m
Bluewater Funds Management SPC	Cayman Islands	40.7	4	Investment company
Bronte Finance Pty Limited	Australia	20.0	—	Investment company
Cardlink Services Limited	Australia	16.7	1	Card clearing system
Cards NZ Limited (formerly Visa New Zealand Limited)	New Zealand	15.4	—	Credit card provider
Cash Services Australia Pty Limited	Australia	25.0	—	Cash logistics
Electronic Transaction Services Limited	New Zealand	25.0	—	Credit card processing
Isomer Structured Investment Vehicle I	Australia	20.0	1	Investment company
Ivaness Pty Limited	Australia	50.0	—	Corporate trustee
Mondex Australia Pty Limited	Australia	25.0	—	Smart card operations
Mondex New Zealand Limited	New Zealand	20.0	—	Smart card operations
Quadrant Capital Fund	Australia	50.0	4	Investment company
Quadrant Capital Fund No. 2	Australia	26.7	7	Investment company
Ronin Consolidated Holdings Pty Limited	Australia	25.0	—	Property funds management
Saville Private Syndicate Trust	Australia	25.0	3	Property
St Hilliers Enhanced Property Fund No.1	Australia	19.9	3	Property funds management
St Hilliers Enhanced Property Fund No.2	Australia	15.0	3	Property funds management
Sydney Harbour Bridge Holdings Pty Limited	Australia	49.0	—	Intellectual property
Vipro Pty Limited	Australia	33.3	—	Voucher processing
Westpac Diversified Property Fund	Australia	40.5	42	Property
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0	—	Corporate trustee
Westpac Staff Superannuation Plan Pty Limited	Australia	50.0	—	Corporate trustee

During the 2006 financial year the Group’s interests in the following investments ceased to be significant:

•                                          45.0% interest in Australian Petroleum Investments Pty Limited was sold for consideration of $21.5 million. The profit on sale was $20 million;

•                                          Stockland Direct Office Trust No. 2 Sub Trust underwent a reduction in shareholding to 2.2%;

•                                          20.0% interest in McGrath Australia Pty Limited was sold for consideration of $4 million on 17 February 2006. The loss on sale was $50,000;

•                                          Utilities of Australia Pty Limited underwent a reduction in shareholding to 4.0%; and

•                                          The carrying value of the investment in Ronin Consolidated Holdings Pty Limited has been written down to $1,000.

Ivaness Pty Limited was transferred to Westpac Resources and Infrastructure Pty Limited from Sixty Martin Place (Holdings) Pty Limited and subsequently issued further shares to non-Westpac related shareholders to become a 50% held non-controlled entity on 4 July.

In terms of the contribution to the results of the Group, the above investments are not material either individually or in aggregate.

Note 44. Related party disclosures

Directors’ interests in contracts

As required by the Corporations Act , some Directors have given notice that they hold office in specified companies and as such are to be regarded as having an interest in any contract or proposed contract which may be made between Westpac and those companies.

All other transactions with Directors, Director-related entities and other related parties are conducted on an arm’s length basis in the normal course of business and on commercial terms and conditions. These transactions principally involve the provision of financial and investment services.

Ultimate parent

Westpac Banking Corporation is the ultimate parent company of the Group.

Subsidiaries

Transactions between Westpac and its subsidiaries during the 2006 financial year have included the provision of a wide range of banking and other financial facilities, some of which have been on commercial terms and conditions, others have been on terms and conditions which represented a concession to the subsidiaries. Details of amounts paid to or received from related parties, in the form of dividends or interest, are set out in Notes 3 and 4.

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

Note 45. Director and other key management personnel disclosures

Directors of Westpac during the financial year ended 30 September 2006 were:

Leon Davis (Chairman)	Ted Evans
David Morgan (Managing Director and Chief Executive Officer)	Carolyn Hewson
Gordon Cairns	Helen Lynch
David Crawford	Peter Wilson

Other key management personnel with the greatest authority for strategic direction and management during the year ended 30 September 2006 were:

Ilana Atlas	Group Executive, People and Performance
Philip Chronican	Group Executive, Westpac Institutional Bank (from 1 December 2005, previously Chief Financial Officer)
Philip Coffey	Chief Financial Officer (from 1 December 2005, previously Group Executive, Westpac Institutional Bank)
Rob Coombe	Chief Executive Officer, BT Financial Group
Michael Coomer	Group Executive, Business and Technology Solutions and Services
Michael Pratt	Group Executive, Business and Consumer Banking
Ann Sherry	Group Executive, New Zealand and Pacific Banking
Rob Whitfield	Group Executive, Risk (from 1 December 2005)

The above Directors and Executives are the key management personnel of Westpac and the Group.

Details of Remuneration

Details of the nature and amount of each component of the compensation of Westpac’s Non-executive Directors for the years ended 30 September are:

			Short Term Benefits	Post Employment
					Retiring Allowance			Retiring Allowance
			Fixed	Superannuation	Accrued During		Total Retiring	Paid During
		Notes	Compensation	Benefits	the Year(1)	Total	Allowance Accrued	the Year
			$	$	$	$	$	$
Leon Davis	2006		534,619	—	76,883	611,502	1,466,007	—
	2005		460,138	—	168,437	628,575	1,389,124	—

Gordon Cairns	2006	(2),(3)	189,063	12,247	—	201,310	—	—
	2005	(2),(3)	179,742	11,730	—	191,472	—	—

David Crawford	2006	(2),(4),(5)	202,203	12,325	37,539	252,067	339,986	—
	2005	(2),(4),(5)	157,087	12,159	144,729	313,975	302,447	—

Sir Llewellyn Edwards	2006	—	—	—	—	—	—	—
	2005	(2),(4),(5)	28,769	2,888	15,916	47,573	—	656,858

Ted Evans	2006	(2),(4),(5),(8)	201,775	12,325	37,780	251,880	388,204	—
	2005	(2),(4),(5)	157,087	12,159	126,519	295,765	350,424	—

Carolyn Hewson	2006	(2),(4),(5)	190,817	12,997	67,242	271,056	268,621	—
	2005	(2),(4),(5),(6)	152,894	12,159	128,054	293,107	201,379	—

Helen Lynch	2006	(2),(4),(5),(7)	219,399	12,325	35,440	267,164	630,498	—
	2005	(2),(4),(5),(7)	186,185	12,159	74,508	272,852	595,058	—

Peter Wilson	2006	(2),(3),(8)	190,986	12,247	—	203,233	—	—
	2005	(2),(3),(9)	212,012	11,730	—	223,742	—	—

Total Non-executive Directors		- 2006	1,728,862	74,466	254,884	2,058,212	3,093,316	—
		2005	1,533,914	74,984	658,163	2,267,061	2,838,432	656,858

(1)

Retiring allowances are not included in calculations for the Non-executive Director fee pool. Retiring allowances were frozen for individual Non-executive Directors between December 2005 and February 2006. Accruals shown for 2006 include indexation following the freezing of the retiring allowances.

(2)

Westpac pays statutory superannuation guarantee contributions for any Non-executive Directors appointed after July 2003, and from 14 December 2005 for any Nonexecutive Directors appointed prior to July 2003.

(3)	Not entitled to retiring allowance.

(4)	Includes fees paid to Chairpersons of Board Committees.

(5)

Westpac paid, to 14 December 2005, the superannuation guarantee charge in relation to its eligible Non-executive Directors appointed prior to July 2003. This amount is not included in calculations for the Non-executive Director fee pool, as it is a government charge.

(6)	Not entitled to retiring allowance as less than three years service completed at reporting year.

(7)	Includes fees for services provided as Chairperson of Westpac Staff Superannuation Plan.

(8)	Includes fees for services provided as Director of Westpac New Zealand Limited as of 8 September 2006.

(9)	Included fees of $32,270 as a director of Westpac (NZ) Investment Limited. This amount was not included in calculations for Non-executive Director fee pool as it was paid by a related entity.

Details of the nature and amount of each component of the compensation of the Chief Executive Officer and the other key management personnel are:

						Post
			Short Term Benefits			Employment	Share-based Payment		Total
							Equity-settled
			Fixed	Short Term	Non-monetary	Superannuation		Performance		Percentage
		Notes	Compensation(1)	Incentive(2)	Benefits(3)	Benefits	Options(4)	Share Rights(4)		in Options(5)
			$	$	$	$	$	$	$	%

David Morgan	2006	(6), (7)	1,700,000	2,040,000	836	1,382,855	1,579,166	1,703,131	8,405,988	39
	2005	(6), (7)	1,700,000	2,100,000	847	626,031	2,035,223	986,629	7,448,730	41

Ilana Atlas	2006		623,275	510,000	3,353	55,887	316,433	398,123	1,907,071	37
	2005		590,975	330,000	3,207	52,972	310,632	473,652	1,761,438	45

Philip Chronican	2006	(6)	663,192	1,300,000	1,870	449,058	667,143	846,833	3,928,096	39
	2005	(6)	587,365	550,000	4,096	154,875	659,788	968,567	2,924,691	56

David Clarke	2006		—	—	—	—	—	—	—	—
	2005		354,167	—	836	—	84,564	534,531	974,098	64

Philip Coffey	2006		714,561	950,000	2,405	64,063	473,962	577,290	2,782,281	38
	2005		655,050	507,000	4,015	58,703	516,207	752,167	2,493,142	51

Rob Coombe	2006		587,615	1,220,000	—	52,666	270,864	337,003	2,468,148	25
	2005	(8)	519,066	810,000	—	36,885	272,246	470,609	2,108,806	35

Michael Coomer	2006		717,890	950,000	129,348	64,351	462,448	588,106	2,912,143	36
	2005		691,307	475,000	133,190	61,979	505,141	680,080	2,546,697	47

Michael Pratt	2006		863,669	975,000	474,081	—	674,283	876,670	3,863,703	40
	2005		751,000	620,000	474,314	—	568,891	933,353	3,347,558	45

Ann Sherry	2006	(6)	562,375	625,000	298,398	331,164	419,883	524,675	2,761,495	34
	2005	(6)	550,000	605,000	224,255	162,461	423,879	632,234	2,597,829	41

Rob Whitfield	2006	(9)	602,133	950,000	—	53,960	241,248	298,500	2,145,841	25

Total compensation of all key management personnel, including Non-executive Directors, Chief Executive Officer and other key management personnel:

	Short Term Benefits	Post Employment Benefits	Share-based Payments(10)	Total(10)
	$	$	$	$

2006	19,193,863	2,783,354	12,535,761	34,512,978

2005	14,774,604	1,887,053	13,493,393	30,155,050

(1)	Fixed compensation is the total cost of salary and salary sacrificed benefits (including motor vehicles, parking, etc. and associated fringe benefits tax).

(2)

Short-term incentive figures reflect annual performance awards accrued but not yet paid in respect of the specified year ended 30 September. 100% of the short term incentive for the year ended 30 September 2006 is paid in December 2006. Accordingly, 0% of the short term incentive payment is deferred.

(3)

Non-monetary benefits are determined on the basis of the cost to Westpac (including associated fringe benefits tax, where applicable) and include annual health checks, relocation at Westpac’s instigation, and living away from home expenses and allowances.

(4)

Equity-settled compensation is based on the amortisation over the vesting period (normally two or three years) of the fair value at grant date of options, performance options and performance share rights that were granted during the four years ended 30 September 2006. Details of grants in prior years have been disclosed in previous annual reports and the assumptions used in valuing securities granted in 2006 are summarised in Note 27.

(5)	For this purpose ‘options’ include equity-settled performance options and equity-settled performance share rights.

(6)	For 2006, superannuation benefits are calculated consistent with AASB 119. In 2005, superannuation benefits were calculated based on notional surchargeable superannuation contributions.

(7)

An amount of $1,280,000 (2005 $1,685,000) is required to be disclosed in respect of the stock appreciation rights awarded in 1997. The amount is linked to the increase in Westpac’s share price over the year to 30 September 2006. 250,000 stock appreciation rights were exercised in May 2006. Final Average Salary for superannuation purposes has been impacted by the exercise of stock appreciation rights in May 2006.

(8)	Prior to his appointment on 20 January 2005, Rob Coombe was General Manager, Distributions, BT Financial Group Australia. The 2005 comparative is for the full performance year.

(9)	Prior to his appointment as a Group Executive on 1 December 2005, Rob Whitfield was General Manager, Group Risk. The 2006 disclosure is for the full performance year.

(10)	Totals include the amounts required to be disclosed in respect of the stock appreciation rights.

Reward objectives

Westpac’s reward strategy provides a comprehensive framework aimed at attracting and retaining talented employees, embedding a culture of achievement, and providing transparency of reward policy and practice for all employees. Anchored by a philosophy of paying for performance, enterprise-wide and business-specific programs work together to achieve market competitiveness.

Board Remuneration Committee

The Board Remuneration Committee (Committee) assists the Westpac Board fulfil its responsibility to Westpac’s shareholders by ensuring Westpac has remuneration policies that fairly and competitively reward executives and the broader Westpac employee population.

The Committee’s decisions on reward structures are based on business performance, legal obligations and high standards of corporate governance.

All members of the Committee are independent Non-executive Directors. Where appropriate, to assist the Committee, independent remuneration consultants are engaged to provide specialist market information and technical advice.

Non-executive Director remuneration

Policy

The Board’s focus is on long-term strategic direction and overall corporate performance. As a consequence, Non-executive Director remuneration has a fixed component only. It is not directly related to Westpac’s short-term results and Non-executive Directors do not participate in Westpac’s incentive schemes.

The structure of fees and payments for Non-executive Directors recognises the competitive pressures of the market place and the need to attract and retain appropriately experienced and qualified Board members. The Board accepts that Non-executive Directors’ fees and associated costs must not place an inappropriate burden on Westpac’s finances. However Westpac operates in a complex market, and the duties and obligations of the Non-executive Directors are increasingly onerous. When fee reviews are undertaken, the Board considers the performance of Westpac and seeks the advice of independent remuneration consultants to ensure market alignment.

Previously, Non-executive Directors appointed prior to July 2003 accrued a retiring allowance, a defined benefit entitlement linked to remuneration received in the period leading up to retirement. As such, an amount equal to the annual increase in retiring allowance was disclosed to ensure shareholders were aware of the full cost of employing their Board. Non-executive Directors appointed after July 2003 do not receive the allowance.

Last year the Board resolved to freeze retiring allowances for all Non-executive Directors who were entitled to the allowance, commencing December 2005 (February 2006 for Carolyn Hewson). Non-executive Directors with a frozen retiring allowance moved to a base fee adjusted to recognise the benefit to the Director of his/her retiring allowance. The adjusted fee reflects the lower actuarial value of the forgone allowance to Non-executive Directors who have accrued retiring allowances in the past, compared to the actuarial fee premium applied to Non-executive Directors who have never accrued retiring allowances.

The frozen retiring allowances are indexed to Average Weekly Ordinary Time Earnings, with the indexed amount paid at retirement.

Framework

The fee framework for Non-executive Directors is:

•                  Chairman: $547,888 (inclusive of Committee fees). This became effective December 2005 and includes the adjustment for the actuarial value of the forgone retiring allowance.

•                  Directors appointed after 3 July 2003: $189,063.

•                  Directors appointed on or before 3 July 2003: $189,063, reduced to recognise the individual level of the forgone future retiring allowance. This became effective from December 2005 as retiring allowances were frozen.

•                  Chairs of the Board Audit Committee and the Board Risk Management Committee: an additional $35,000.

•                  Chairs of the Board Remuneration Committee and the Board Corporate Responsibility and Sustainability Committee: an additional $25,000.

•                  Additional fees for three Non-executive Directors are payable for membership on boards of subsidiaries or related entities.

•                  Westpac pays superannuation contributions in accordance with the Superannuation Guarantee legislation for all Non-executive Directors, except those who have withdrawn from superannuation guarantee coverage.

Fee pool

Non-executive Directors’ fees are determined within an aggregate Non-executive Directors’ fee pool limit, which is periodically approved by shareholders. Shareholders last approved a pool of $2,500,000 in December 2003. For the 2006 year, $1,790,522 (72%) of the fee pool was utilised.

Equity participation

Non-executive Directors do not receive share options or share rights, although Australian-based Directors may opt each year to receive a percentage of their fees in Westpac shares acquired in accordance with the Deferral Share Plan. Non-executive Directors have voluntarily agreed to build up their shareholding in Westpac, equal in value to at least 100% of their annual base fees, generally over the course of their tenure, to align their interests with the long-term interests of shareholders.

Executive remuneration policy

Westpac’s executive remuneration policy sets the framework for rewarding Westpac’s CEO, Group Executives (who are the direct reports of the CEO), and General Managers (who are the direct reports of the Group Executives, including the Group Secretary and General Counsel).

The main principles underlying Westpac’s executive remuneration policy are:

•                  performance focussed rewards, with the majority of rewards linked to detailed financial and non-financial performance targets;

•                  recognition of shareholder interests, utilising Economic Profit and relative TSR in performance targets to reflect both short and long term value; and

•                  remuneration outcomes reflecting Westpac’s comparative success against companies with which Westpac competes for customers and/or capital.

Westpac follows a process of ‘two up’ approval for all remuneration decisions. The CEO approves the performance and remuneration plans and outcomes for all General Managers, on the recommendation of the Group Executives. Plans and outcomes for Group Executives are approved by the Committee, on the recommendation of the CEO.

Significant remuneration arrangements outside of general policy guidelines are referred to the Committee.

Executive remuneration structure

Westpac’s executive remuneration structure offers a mix of short-term employment benefits, post-employment benefits and share-based incentives. The CEO’s remuneration arrangements are discussed later.

Short-term employment benefits

a. Fixed remuneration

Fixed remuneration (cash salary and any salary sacrifice components) is reviewed annually, taking into account the nature of the role, remuneration position relative to comparable market remuneration levels and individual and business performance.

b. Short term incentives

Group Executives and General Managers have individual objectives drawn from their business plans, against which their performance is rated. Typically, Group and Line of Business financial objectives are measured by Economic Profit. As the Board believes that Economic Profit best reflects the factors that drive shareholder value, this measure commands substantial weighting in assessing the overall performance outcome for each executive.

Other financial and non-financial performance measures are established for each executive, such as business efficiency, customer satisfaction, employee commitment and corporate responsibility. These measures offer insight into current corporate health and are drivers of future, sustainable shareholder value. The metrics used to measure performance against objectives are considered to be the most appropriate to assess Westpac’s executive achievements.

Short-term incentive targets are set for all Group Executives and General Managers, and are based on the nature of the role and market competitiveness. In line with the remuneration policy, performance is reviewed based on the ‘two up’ principle explained above. An individual’s performance against these pre-determined objectives drives the quantum of any short-term incentive payment. The potential range of payment from 0% to 200% of short-term incentive target is based on a formula assessing performance against targets. Management discretion of up to plus or minus 33% of the target may be applied to modify the payment. This discretion provides the opportunity to consider matters such as performance consistency and to recognise an executive’s demonstration of Westpac’s values, through quality of leadership, personal integrity and contribution to the executive team.

The short-term incentive pool is determined by the Committee and based on a percentage of the Group’s Economic Profit.

Post-employment benefits

Executives are generally provided with superannuation, at 9% of eligible salary, through one of Westpac’s staff superannuation funds, or for some executives through an eligible fund of their choice. Several executives receive defined benefit superannuation through a legacy fund.

Share-based payments

Share-based reward is a key tool in enabling the achievement of superior and sustainable performance for shareholders.

Directors are not eligible to participate in the following long-term incentive plan.

The Westpac Performance Plan (WPP) was introduced in 2002. The focus of the WPP is on providing executives with a long-term financial incentive to deliver sustained shareholder value. The WPP provides executives with a pre-determined long-term incentive target, although the grant is wholly discretionary and performance dependent.

TSR is the basis for the performance-hurdled long-term incentive component of the WPP, as it ensures a link to shareholder value creation, and is considered to be the appropriate measure over the long-term. Relative TSR performance measurement was chosen with the aim to deliver superior TSR compared to similar companies.

Currently, grants comprise performance share rights with a mix of performance periods, together with performance options, resulting in an initial performance testing period of two or three years and a maximum performance testing period of four or five years. Executives are able to elect to vest their grants based on the initial test result, or opt to test 12 months later using the relative TSR for the longer performance period. At each test date, if the executive chooses to vest any of the securities granted (depending on the TSR test result), any securities that do not vest at that time are forfeited.

Full vesting of securities occurs when relative TSR is at (or exceeds) the 75th percentile of the ranking group, scaling down to 50% vesting on a straight-line basis for median performance. Below median performance, no vesting occurs.

An external consultant measures Westpac’s TSR performance relative to the comparator groups with the TSR results provided to the Board or its delegate to determine the proportion of each award that may vest. During 2006, nine allocations of securities reached their first test dates, with two performances at the 54th percentiles and the remaining seven below the median. Three allocations reached their second test dates during the year, with the performance of one at the 54th percentile and the other two below median. In 2006, where performance has been above the median but below the 75th percentile, 82% of participants have chosen to vest their securities and not extend the performance period.

Remuneration mix

Total reward for executives is aimed at the 75th percentile (against a comparator group of key financial industry peers and where appropriate, other large organisations) for superior performance. Market research conducted in 2005 revealed an overweighting toward long-term incentive for Westpac executives. As a result, the design of the 2006 incentive targets has delivered a more balanced mix of short and long-term incentives.

The 2006 target mix of components for the CEO was 29% fixed, 25% short term incentive, and 46% long term incentive, as determined by his employment contract.

For the Group Executives, there is a managed level of variability within the target remuneration mix.

	Fixed	Short Term	Long Term
Role title	Remuneration	Incentive	Incentive
Group Executive, People & Performance	36%	32%	32%
Group Executive, New Zealand & Pacific Banking	32%	34%	34%
Chief Financial Officer	30%	35%	35%
Group Executive, Risk	30%	35%	35%
Group Executive, Business & Technology Solutions & Services	30%	35%	35%
Group Executive, Institutional Banking	30%	35%	35%
Chief Executive Officer, BT Financial Group	28%	36%	36%
Group Executive, Business & Consumer Banking	26%	37%	37%

Linking reward with performance

Westpac’s remuneration policy links the remuneration of all executives, as well as the broader employee population, with Westpac’s short term and long term performance. The 2006 adoption of a formula-based funding approach to variable reward pools is designed to provide a clearer link between Group financial performance and variable reward and establish upfront the targeted level of profit sharing between shareholders and employees at varying Group performance levels.

Company financial performance and short term incentives

For 2006, Group Economic Profit target performance levels were exceeded, with cash earnings also ahead of target.

In 2006, the short term incentive pool represented approximately 11.2% of Economic Profit.

Company financial performance and long term incentives

At each test date for Westpac’s long term incentive plan, the WPP, a TSR calculation is made based upon share price and dividend yield data, and allowing for any cash distribution under a return of capital to shareholders of any entity in the peer groups. Westpac’s share price and dividend yield performance for the past five fiscal years is shown below.

	2002(1)	2003	2004	2005	2006
Share price - high	$17.01	$17.14	$18.28	$21.40	$25.35
Share price - low	$13.11	$12.83	$15.00	$17.52	$20.14
Share price - close	$13.85	$16.20	$17.73	$21.10	$22.71
Dividends per share	70 cents	78 cents	86 cents	100 cents	116 cents
Earnings per share (cash) ($)	$1.14	$1.25	$1.39	$1.55	$1.67

(1) The closing share price for the 2001 year (28th September 2001) was $13.29.

The five year Westpac TSR to 30 September 2006 is 107%. For example, a $100 investment in Westpac five years ago would have returned $207 to the investor.

In 2006 the aggregate total value of long-term incentive granted was approximately 2.8% of Economic Profit.

Company non-financial performance

Westpac’s balanced approach to assessing business and individual performance, incorporating formal measures of customer, employee and corporate responsibility features, directly impacts the ‘at risk’ remuneration outcomes for all executives.

Targeted customer satisfaction levels in Australia and New Zealand consumer and business banking have not been achieved, although customer experience and product quality remain in line with our peers. Institutional Banking continued to rank number one or two on customer satisfaction across its key product categories.

While falling marginally below plan, Westpac’s employee commitment measures were relatively stable in the top third of large Australian companies and comfortably above the average for comparable global financial services companies.

Chief Executive Officer’s employment arrangements

David Morgan’s contract (Chief Executive Employment Agreement) was renewed effective 1 March 2004 and is for a fixed term ending on 31 December 2007. The performance and remuneration features are as follows:

Short-term employment benefits

a. Fixed remuneration

Fixed remuneration is set at $1.7 million per annum, for the term of the contract. There is the opportunity to salary sacrifice for superannuation, motor vehicles and other employee benefits consistent with Westpac’s salary sacrifice policy, as well as Westpac shares under the DSP, consistent with the policy for the other Directors.

b. Short term incentives

An annual short-term incentive payment may be granted if performance criteria determined by the Board are met. A dollar based payment target is specified in the contract as a percentage of fixed remuneration. For the 2006 performance year, the CEO’s short-term incentive target was 120% of his fixed remuneration. The actual short term incentive paid to the CEO for each year is determined by the Board based on performance against financial and non-financial objectives, within a range of 0% to 200% of target.

For 2006, the Board established performance targets for the CEO relating to Westpac Group Economic Profit , employee commitment, customer satisfaction for both retail and wholesale clients, and corporate responsibility and reputation. In addition, several discretionary measures are provided as a guideline for the Board in determining the CEO’s short term incentive payment. In 2006 they included additional financial health measures, occupational health and safety, complaints management, and risk management and compliance. The indicators chosen are considered to be the best measures of critical financial and non-financial Group achievement.

Following the financial year end the Board is provided with the financial and non-financial information relating to the CEO’s performance. Based on this information the Board determines the level of short-term incentive to be made to the CEO.

For the year ended 30 September 2006, the Board determined that the CEO’s short-term incentive payment would be $2,040,000, which is 100% of the payment base specified in his employment agreement. This payment was calculated based on performance against objectives and the Board’s exercise of discretion.

Post-employment benefits

David Morgan is a member of the defined benefit section of Westpac’s main staff superannuation fund. Under the terms of his contract, he is required to make a 5% contribution each year towards his superannuation benefits and Westpac meets the remainder of the cost. David Morgan’s superannuation benefits currently accrue at a rate of 18% of final average salary for each year of service.

On leaving employment, David Morgan’s final average salary will take into account the three year average of his most recent annual fixed remuneration, short term incentive paid, and in accordance with the provisions of his contract, cash payments associated with the stock appreciation rights granted to him in 1997.

Share-based payments

David Morgan is entitled to long term incentives in accordance with the Chief Executive Securities Agreement 2003, which was approved by shareholders in December 2003. The agreement only results in rewards if shareholders have benefited from Westpac’s performance.

The agreement provides for:

•      the grant of performance options in three separate tranches of 713,000 on 1 March 2004, 1 March 2005, and 1 March 2006, and a fourth tranche of 594,167 performance options on 1 December 2006; and

•      the grant of performance share rights in three separate tranches of 218,000 on 1 March 2004, 1 March 2005, and 1 March 2006, and a fourth tranche of 181,667 performance share rights on 1 December 2006.

David Morgan currently holds share options and performance share rights under the Chief Executive Securities Agreement 2003. Options held under the Chief Executive Share Option Agreement 2001 were exercised in May 2006, and no securities are now outstanding. Shareholders approved the terms of each agreement at general meetings on 13 December 2001 and 11 December 2003 respectively. The key terms of each agreement are summarised below:

	2003 Agreement	2001 Agreement(1)

Type of security	Performance options and performance share rights	Options

Date introduced	March 2004	March 2002

Performance measurement

Relative TSR compared to the 50 largest listed companies on the ASX by market capitalisation at the commencement of the performance period (excluding Westpac, property trusts, and specified resources companies)

Relative TSR compared to the 50 largest listed companies on the ASX by market capitalisation at the commencement of the performance period (excluding Westpac, property trusts, and specified resources companies)

Initial performance testing period	Three years	Three years

Maximum performance testing period	Three years	Five years

History of performance election	Performance election not available	Performance election not used

Minimum vesting schedule	Less than median = nil vests	First allocation: Less than 25th percentile = nil vests

Second allocation: Less than median = nil vests

Maximum vesting schedule	More than or equal to 75th percentile = 100% of grant vests	More than or equal to 75th percentile = 100% of grant vests

TSR measurements to date	First performance measurement due March 2007	Performance of the first allocation was at the median, and performance of the second allocation was at the 56th percentile

Plan status	Current plan, with final grant to take place in December 2006	Legacy plan with last grant in March 2003. No securities remained after May 2006

(1)   Shareholders approved a minimum performance hurdle requiring Westpac’s TSR to be at or above the 25th percentile performance of the peer group. However, in February 2003 the Board determined, with the agreement of the CEO, that the minimum performance hurdle applying to the second tranche would require Westpac’s TSR to be at or above the median performance of the ranking group.

An external consultant measures Westpac’s TSR performance relative to the comparator groups, with the TSR results provided to the Board or its delegate to determine the proportion of each award that may vest.

Prior to his appointment to the role of CEO, David Morgan was awarded 500,000 stock appreciation rights. These rights were granted on 2 September 1997 at a nominal price of $7.89 per right (the issue price), vested in September 2000 following achievement of performance conditions, and have an expiry date of 1 September 2007. Under these rights the holder receives a cash payment equal to the amount by which the closing price of Westpac’s shares exceeds the issue price as at close of business on the ASX on the date the rights are exercised. 250,000 of the stock appreciation rights were exercised in May 2006.

Termination benefit

As well as the payment of statutory entitlements and superannuation, the contract provides for the payment of earned but unpaid short-term incentive payments and the reimbursement of reasonable business expenses in the event of David Morgan’s employment ceasing. An insured benefit is payable in the event of death or total and permanent disablement, and the Board has the discretion to pay an additional amount in the event of disablement. In the event of resignation with Board consent, or termination without cause, the contract also provides for payment of up to an additional 12 months’ fixed remuneration and an amount equal to the previous year’s bonus, pro-rated. In the event of termination for poor performance, only the additional fixed remuneration is paid.

The contract also provides full details of the rights that accrue in relation to pre-existing benefits (superannuation benefits and stock appreciation rights granted in 1997) and rights accruing for long term incentives under the Chief Executive Securities Agreement 2003 if David Morgan’s employment ceases.

Other key management personnel – employment contracts

Remuneration and other employment terms for the Group Executives, such as provision for performance-related incentives, and death and total and permanent disablement cover, are formalised in their employment contracts. All Group Executive employment contracts are unlimited in term but capable of termination on up to 12 months notice (this excludes the CEO). Westpac retains the right to terminate the contract immediately by making a payment in lieu of notice. Contracts for Ilana Atlas, Rob Coombe, Michael Coomer, and Michael Pratt also contain a clause such that in the event of termination of employment without cause up to six months after change of control, payment in lieu is based on 1.5 times fixed remuneration package.

Certain Group Executives, because of grandfathered contractual benefits or due to individual circumstances, have different provisions in their contracts relating to remuneration and notice periods. These are set out below:

Executive	Description
Philip Chronican	Superannuation salary includes annual short-term incentive payments (if any).

Michael Coomer	Living, travel and accommodation expenses whilst the executive is required to live away from his normal place of residence.

Michael Pratt	6 months notice period. Provisions relating to permanent relocation from Melbourne to Sydney, including housing payments and relocation payments.

Ann Sherry

Provisions relating to current role in New Zealand, including relocation, travel, living and accommodation expenses and taxation services.

Superannuation salary includes annual short-term incentive payments (if any).

Share-based payment

Share-based payment granted and vesting during the year

Details of the share-based payment granted and vesting during the year for the Chief Executive Officer and other key management personnel are:

	Number Vested	Number Granted	Type of Instrument		First Possible	Exercise		Fair Value
	During the Year	During the Year(1)	and Ranking Peer Group	Grant Date	Vesting Date	Price $	Expiry Date	Instrument $

David Morgan	677,886 options	713,000	Option	1 Mar 2006	1 Mar 2009	23.52	28 Feb 2016	2.09
		218,000	Share right	1 Mar 2006	1 Mar 2009	—	28 Feb 2016	10.56

Ilana Atlas	72,141 options	70,050	Option, general peer group	20 Dec 2005	20 Dec 2008	20.53	20 Dec 2015	2.55
		71,003	Option, finance peer group	20 Dec 2005	20 Dec 2008	20.53	20 Dec 2015	2.48
		16,753	Share right, general peer group	20 Dec 2005	20 Dec 2007	—	20 Dec 2015	11.67
		16,726	Share right, finance peer group	20 Dec 2005	20 Dec 2007	—	20 Dec 2015	12.27

Philip Chronican	163,681 options	169,463	Option, general peer group	20 Dec 2005	20 Dec 2008	20.53	20 Dec 2015	2.55
		171,768	Option, finance peer group	20 Dec 2005	20 Dec 2008	20.53	20 Dec 2015	2.48
		40,529	Share right, general peer group	20 Dec 2005	20 Dec 2007	—	20 Dec 2015	11.67
		40,464	Share right, finance peer group	20 Dec 2005	20 Dec 2007	—	20 Dec 2015	12.27

Philip Coffey	127,308 options	98,993	Option, general peer group	20 Dec 2005	20 Dec 2008	20.53	20 Dec 2015	2.55
		100,340	Option, finance peer group	20 Dec 2005	20 Dec 2008	20.53	20 Dec 2015	2.48
		23,675	Share right, general peer group	20 Dec 2005	20 Dec 2007	—	20 Dec 2015	11.67
		23,637	Share right, finance peer group	20 Dec 2005	20 Dec 2007	—	20 Dec 2015	12.27

Rob Coombe	121,246 options	67,449	Option, general peer group	20 Dec 2005	20 Dec 2008	20.53	20 Dec 2015	2.55
		68,367	Option, finance peer group	20 Dec 2005	20 Dec 2008	20.53	20 Dec 2015	2.48
		16,131	Share right, general peer group	20 Dec 2005	20 Dec 2007	—	20 Dec 2015	11.67
		16,105	Share right, finance peer group	20 Dec 2005	20 Dec 2007	—	20 Dec 2015	12.27

Michael Coomer	115,183 options	114,093	Option, general peer group	20 Dec 2005	20 Dec 2008	20.53	20 Dec 2015	2.55
		115,646	Option, finance peer group	20 Dec 2005	20 Dec 2008	20.53	20 Dec 2015	2.48
		27,287	Share right, general peer group	20 Dec 2005	20 Dec 2007	—	20 Dec 2015	11.67
		27,243	Share right, finance peer group	20 Dec 2005	20 Dec 2007	—	20 Dec 2015	12.27

Michael Pratt	115,183 options	157,718	Option, general peer group	20 Dec 2005	20 Dec 2008	20.53	20 Dec 2015	2.55
		159,863	Option, finance peer group	20 Dec 2005	20 Dec 2008	20.53	20 Dec 2015	2.48
		37,720	Share right, general peer group	20 Dec 2005	20 Dec 2007	—	20 Dec 2015	11.67
		37,660	Share right, finance peer group	20 Dec 2005	20 Dec 2007	—	20 Dec 2015	12.27

Ann Sherry	103,058 options	96,476	Option, general peer group	20 Dec 2005	20 Dec 2008	20.53	20 Dec 2015	2.55
		97,789	Option, finance peer group	20 Dec 2005	20 Dec 2008	20.53	20 Dec 2015	2.48
		23,073	Share right, general peer group	20 Dec 2005	20 Dec 2007	—	20 Dec 2015	11.67
		23,036	Share right, finance peer group	20 Dec 2005	20 Dec 2007	—	20 Dec 2015	12.27

Rob Whitfield	49,056 options	62,919	Option, general peer group	20 Dec 2005	20 Dec 2008	20.53	20 Dec 2015	2.55
		63,775	Option, finance peer group	20 Dec 2005	20 Dec 2008	20.53	20 Dec 2015	2.48
		15,048	Share right, general peer group	20 Dec 2005	20 Dec 2007	—	20 Dec 2015	11.67
		15,024	Share right, finance peer group	20 Dec 2005	20 Dec 2007	—	20 Dec 2015	12.27

(1)   Options and share rights granted during the year have been granted to David Morgan under the 2003 Chief Executive Securities Agreement and the other key management personnel under the Westpac Performance Plan. Details of the Westpac Performance Plan and of the valuation of instruments granted during the year are set out in Note 27 to the financial statements.

Ordinary shares provided on exercise of instruments

Details of the ordinary shares provided during the year as a result of share-based payment instruments to the Chief Executive Officer and other key management personnel were:

	Type of	Number of
	Instrument	Ordinary Shares	Amount Paid per Share
			$

David Morgan	Option	677,886	13.87

Ilana Atlas	—	—	—

Philip Chronican	—	—	—

Philip Coffey	Share right	33,431	—

Rob Coombe	—	—	—

Michael Coomer	—	—	—

Michael Pratt	Option	115,183	13.59

Ann Sherry	Option	103,058	13.59

Rob Whitfield	Option	49,056	13.59
	Share right	13,836	—

Options and rights holdings

The following table sets out the details of options and performance share rights held during the year by the Chief Executive Officer and other key management personnel. The options and performance share rights held do not include performance options and performance share rights in respect of the 2006 remuneration review that had not been issued at 30 September 2006.

			Number				Number
		Number	Granted During	Number	Number		Vested and
	Type of	Held at	the Year as	Exercised	Lapsed	Number Held	Exercisable
Name	Instrument	Start of Year	Remuneration	During the Year	During the Year	at End of Year	at End of Year

David Morgan	Option	2,526,000	713,000	(677,886)	(422,114)	2,139,000	—
	Share Right	436,000	218,000	—	—	654,000	—

Ilana Atlas	Option	762,907	141,053	—	(52,240)	851,720	429,577
	Share Right	93,779	33,479	—	—	127,258	18,944

Philip Chronican	Option	826,521	341,231	—	(118,528)	1,049,224	163,681
	Share Right	144,905	80,993	—	—	225,898	—

Philip Coffey	Option	815,241	199,333	—	(92,188)	922,386	303,372
	Share Right	145,281	47,312	(33,431)	—	159,162	—

Rob Coombe	Option	404,255	135,816	—	(87,798)	452,273	121,246
	Share Right	83,337	32,236	—	—	115,573	31,839

Michael Coomer	Option	582,089	229,739	—	(83,408)	728,420	115,183
	Share Right	102,008	54,530	—	—	156,538	—

Michael Pratt	Option	805,219	317,581	(115,183)	(83,408)	924,209	—
	Share Right	161,431	75,380	—	—	236,811	—

Ann Sherry	Option	539,184	194,265	(103,058)	(74,629)	555,762	—
	Share Right	96,283	46,109	—	—	142,392	—

Rob Whitfield	Option	281,577	126,694	(49,056)	(35,523)	323,692	—
	Share Right	76,592	30,072	(13,836)	(10,019)	82,809	—

Shareholdings

The following table sets out details of Westpac ordinary shares held by the Non-executive Directors during the year ended 30 September 2006:

			Other		Number	Number
		Number	Changes	Number	Held Non-	Held Non-
		Held at	During	Held at	Beneficially	Beneficially
	Notes	Start of Year	the Year	End of Year	at Start of Year	at End of Year

Leon Davis	1	44,301	13,134	57,435	88,474	84,608

Gordon Cairns		8,506	—	8,506	—	—

David Crawford		11,949	3,583	15,532	—	—

Ted Evans		6,059	1,718	7,777	—	—

Carolyn Hewson		7,043	2,032	9,075	—	—

Helen Lynch	1	22,091	3,018	25,109	88,474	84,603

Peter Wilson		10,322	500	10,822	—	—

(1)   Certain Directors have relevant interests (non-beneficial) in shares and shares subject to warrants, held beneficially by a staff/community related fund of which those Directors are trustees.

The following table sets out the details of the options and performance share rights held at 30 September 2006 by the Chief Executive Officer and other key management personnel:

	Number of	Number of	Exercise Price	Latest Date
	Options	Share Rights	of Options	for Exercise

David Morgan	713,000	218,000	$16.71	28 Feb 2014
	713,000	218,000	$19.17	28 Feb 2015
	713,000	218,000	$23.52	28 Feb 2016

Ilana Atlas	94,186	—	$10.75	3 Apr 2010
	90,910	—	$13.67	23 Apr 2011
	172,340	—	$14.70	9 Jan 2012
	72,141	18,944	$13.59	20 Jan 2013
	137,362	38,071	$16.34	21 Jan 2014
	143,728	36,764	$18.98	20 Jan 2015
	141,053	33,479	$20.53	20 Dec 2015

Philip Chronican	163,681	—	$13.59	20 Jan 2013
	265,567	73,604	$16.34	21 Jan 2014
	278,745	71,301	$18.98	20 Jan 2015
	341,231	80,993	$20.53	20 Dec 2015

Philip Coffey	129,255	—	$14.70	9 Jan 2012
	46,809	—	$16.03	6 Aug 2012
	127,308	—	$13.59	20 Jan 2013
	210,622	58,375	$16.34	21 Jan 2014
	209,059	53,475	$18.98	20 Jan 2015
	199,333	47,312	$20.53	20 Dec 2015

Rob Coombe	121,246	31,839	$13.59	20 Jan 2013
	73,260	20,304	$16.34	21 Jan 2014
	121,951	31,194	$18.98	20 Jan 2015
	135,816	32,236	$20.53	20 Dec 2015

Michael Coomer	115,183	—	$13.59	20 Jan 2013
	183,150	50,761	$16.34	21 Jan 2014
	200,348	51,247	$18.98	20 Jan 2015
	229,739	54,530	$20.53	20 Dec 2015

Michael Pratt	293,040	81,218	$16.34	21 Jan 2014
	313,588	80,213	$18.98	20 Jan 2015
	317,581	75,380	$20.53	20 Dec 2015

Ann Sherry	178,571	49,492	$16.34	21 Jan 2014
	182,926	46,791	$18.98	20 Jan 2015
	194,265	46,109	$20.53	20 Dec 2015

Rob Whitfield	109,890	30,456	$16.34	21 Jan 2014
	87,108	22,281	$18.98	20 Jan 2015
	126,694	30,072	$20.53	20 Dec 2015

The following table sets out details of Westpac ordinary shares held by the Chief Executive Officer and the other key management personnel for the year ending 30 September 2006:

			Other		Number	Number
	Number	Number Received	Changes	Number	Held Non-	Held Non-
	Held at	on Exercise of	During	Held at	Beneficially	Beneficially
	Start of Year	Equity Instruments	the Year	End of Year	at Start of Year	at End of Year

David Morgan	2,227,580	677,886	(947,280)	1,958,186	—	—

Ilana Atlas	12,484	—	605	13,089	2,000	2,000

Philip Chronican	509,000	—	(49,000)	460,000	—	—

Philip Coffey	238,805	33,431	(49,951)	222,285	—	—

Rob Coombe	—	—	37,493	37,493	—	—

Michael Coomer	270,344	—	(209,064)	61,280	105,318	—

Michael Pratt	7,845	115,183	(113,320)	9,708	—	—

Ann Sherry	277,963	103,058	(94,996)	286,025	—	—

Rob Whitfield	306,333	62,892	(100,000)	269,225	—	—

The highest number of shares held by an individual in the above tables is 0.1% of total Westpac ordinary shares outstanding at 30 September 2006.

Loans to Directors and other key management personnel disclosures

All financial instrument transactions that have occurred during the financial year between the directors and Westpac were conducted on an arm’s length basis in the ordinary course of business and on commercial terms and conditions. These transactions were trivial or domestic in nature and consisted principally of normal personal banking and financial investment services.

Details of loans to Directors and other key management personnel (including their related parties) of the Westpac Group are:

		Interest			Number
	Balance	Paid and	Interest	Balance	in Group
	at Start	Payable for	Not	at End	at End
	of Year	the Year	Charged	of Year	of Year
	$	$	$	$

Directors	611,003	40,481	—	601,062	3

Other key management personnel	2,348,242	196,122	—	2,889,806	5

Individuals with loans above $100,000 during the financial year:

		Interest			Highest
	Balance	Paid and	Interest	Balance	Indebtedness
	at Start	Payable for	Not	at End	During
	of Year	the Year	Charged	of Year	the Year
	$	$	$	$	$

Directors
Ted Evans	249,357	15,967	—	244,662	277,175
Helen Lynch	350,000	23,923	—	350,000	350,000
	—
Other key management personnel
Philip Chronican	—	1,079	—	111,481	175,472
Philip Coffey(1)	1,570,420	18,936	—	250,000	1,570,420
Michael Pratt	200,150	13,951	—	203,241	206,075
Ann Sherry	577,672	43,392	—	610,637	638,386
Rob Whitfield	—	118,764	—	1,714,448	1,714,819

(1)   Interest on a loan outstanding for part of the year was prepaid and was included in interest paid and payable in the previous year.

Other transactions with key management personnel

Certain other key management personnel have invested in Infrastructure Notes issued by subsidiaries which have been financed with limited recourse loans and are subject to forward sale arrangements. The loan repayments and proceeds arising from the forward sale arrangements are subject to legal right of set-off and are presented on net basis in the financial statements. The net amount recognised by the Group in respect of these transactions is the annual contribution paid by the investor in the Infrastructure Notes. These transactions have been undertaken on the same terms and conditions as transactions with customers.

The total annual contributions received from other key management personnel in respect of Infrastructure Notes for the year ended 30 September 2006 was $1,156,728 (2005 $60,725). The contributions were made by Philip Coffey, Rob Coombe and Rob Whitfield.

Note 46. Notes to the cash flow statements

Cash and balances with central banks

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Cash on hand	2,444	2,850	1,773	2,388
Balance with central banks	34	3	34	3
Total cash and balances with central banks	2,478	2,853	1,807	2,391

Cash and cash equivalents

Reconciliation of net cash (used in)/provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation.

	Consolidated		Parent Entity
	2006	2005	2006	2005
	$m	$m	$m	$m
Reconciliation of net cash (used in)/provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation
Net profit attributable to equity holders of Westpac Banking Corporation	3,071	2,698	3,359	2,219
Adjustments:
Minority interests	54	251	—	—
Depreciation and amortisation	280	280	267	249
Increase/(decrease) in sundry provisions and other non-cash items	58	607	877	(137)
Impairment losses on loans	350	296	350	347
Decrease in derivative financial instruments	(2,488)	(1,829)	(2,844)	(697)
(Increase)/decrease in trading assets	(3,268)	119	(1,624)	(876)
(Increase)/decrease in trading liabilities	943	(674)	(222)	(2,171)
(Increase)/decrease in accrued interest receivable	(90)	(57)	133	(101)
Increase in accrued interest payable	37	244	139	70
Increase/(decrease) in current and deferred tax	25	355	(43)	333
Net cash (used in)/provided by operating activities	(1,028)	2,290	392	(764)
Details of assets and liabilities of controlled entities and businesses disposed(1)
Cash at bank	—	54	—	—
Loans	—	25	—	—
Fixed assets	—	641	—	—
Other assets	18	19	18	—
Deposits	—	(21)	—	—
Other liabilities	—	(129)	—	—
Net assets of entities and businesses disposed	18	589	18	—
Liabilities assumed on disposal	30	—	30	—
Gain on disposal	72	10	72	—
Cash consideration (net of sale costs)	120	599	120	—
Less: Cash deconsolidated	—	(54)	—	—
Cash consideration (net of sale costs and cash held)	120	545	120	—

(1)   In 2006 Westpac’s custody business was sold (2005 the Epic Group was sold).

Equity transactions

Shares issued under the dividend reinvestment plan amounted to $349 million in the year ended 30 September 2006 (2005 $420 million).

Note 47. Events subsequent to balance date

On 1 November 2006, the assets and liabilities of the New Zealand retail banking business previously held by our New Zealand Branch were transferred to a New Zealand incorporated subsidiary to satisfy regulatory requirements. The carrying value of the assets (and associated liabilities) at 30 September 2005 which were transferred on 1 November 2006 was $33,536 million (liabilities $33,536 million).

The transfer of this business to a subsidiary operating structure is not expected to have a significant impact on the Group.

Note 48. Explanation of transition to A-IFRS

This is the first year that the Group has presented its financial statements in accordance with A-IFRS. The last financial statements under AGAAP were for the year ended 30 September 2005 and, except as detailed in Note 1, the date of transition to A-IFRS was therefore 1 October 2004.

In the reconciliation tables detailed on the following pages adjustments to AGAAP include both presentation and recognition and measurement changes. The major impacts driving these adjustments are as follows:

Presentation changes to previously reported AGAAP comparatives:

In accordance with A-IFRS disclosure requirements certain items have been reclassified between specific asset and liability categories. The key presentation adjustments made for our reconciliations for periods prior to 1 October 2005 are as follows:

•                  financial assets and liabilities are required to be disclosed as a separate category on the face of the balance sheet. Accordingly derivative financial assets and liabilities have been reclassified from other assets and other liabilities;

•                  previously only trading securities were separately disclosed on the face of the balance sheet. Now all trading assets and trading liabilities are separately recognised. Other trading assets and liabilities have been reclassified from other assets and other liabilities;

•                  capitalised computer software costs have been reclassified. Amounts eligible for capitalisation have been reclassified from property plant and equipment and are now disclosed as intangible assets on the balance sheet. Additionally amortisation of capitalised computer software has been reclassified from equipment and occupancy expenses to other expenses in the income statement;

•                  an intangible asset acquired as part of a Wealth business acquisition has been reclassified out of other assets and moved to the new balance sheet category of goodwill and other intangible assets; and

•                  certain other liabilities that meet the definition of provisions have been reclassified.

Further key presentation adjustments made for periods after 1 October 2005 are as follows:

•                  investment securities have predominately been reclassified into the new category of available-for-sale securities; and

•                  certificates of deposit previously reported as part of deposits have been reclassified as deposits at fair value.

A-IFRS adjustments impacting recognition and measurement of prior year comparatives

Goodwill

From the time of initial adoption of A-IFRS, goodwill acquired in business combinations is no longer required to be amortised, and instead is subject to impairment testing at least annually. If any impairments occur, they will be recognised immediately in the income statement. The goodwill amortised in the year ended 30 September 2005 under AGAAP of $168 million (Parent $98 million) was reversed against opening retained profits on transition to A-IFRS.

In addition, 2005 AGAAP Group results included the recovery of amounts previously paid into certain managed funds to support tax values. Under AGAAP the recovery of these amounts was required to be reported in income, however on transition to A-IFRS the recovery of these amounts was adjusted against goodwill held on the balance sheet.

Share-based payments

Under AGAAP the Group did not recognise an expense for performance options and performance share rights issued to staff or for new shares issued under the employee share plan. Under A-IFRS the Group recognises an expense for all share-based remuneration. The expense for performance options and performance share rights is the fair value of the instruments at grant date recognised over the relevant vesting period. The expense for shares issued under the employee share plan is the market value of the shares at date of issue. There will be no impact on total equity where shares are issued to satisfy awards, as the expense will be matched by an offsetting increase in equity. The Group has elected to include all unvested instruments held by employees in its calculation of expense for share-based payments. The impact in 2005 of expensing share-based payments was to increase operating expenses by $63 million (Parent $63 million).

Investment in subsidiaries

Under AGAAP subsidiaries were carried at deemed cost, representing the net assets of the subsidiaries as at 30 September 2000. Under A-IFRS subsidiaries are carried at original cost. As a result the carrying value of subsidiaries was reduced by $1,009 million.

Consolidation of special purpose vehicles (SPVs)

A difference in the consolidation rules under A-IFRS and AGAAP resulted in the Group consolidating a number of SPVs used for the securitisation of the Group’s own and customers’ assets. The consolidation of these vehicles resulted in an increase in both assets and liabilities with no impact on net assets. Net interest income increased and non-interest income decreased. For the 2005 year the consolidation of SPVs resulted in an increase in net interest income of $20 million, a reduction in non-interest income of $51 million and an increase in both assets and liabilities of $6,840 million. Additionally, these changes resulted in the deconsolidation of an SPV. The deconsolidation resulted in a grossing up of the tax expense with a corresponding decrease in income due to the nature of the income earned in the SPV.

Treasury shares

Under A-IFRS shares in Westpac Banking Corporation held by the Group, including securities held in statutory life funds and consolidated managed investment vehicles, are reclassified as treasury shares and accounted for as a deduction from share capital. Any changes in the value of treasury shares held are recognised in equity at the time of disposal and dividends are not recognised as income or distributions. Recognition of income related to treasury shares is prohibited under A-IFRS. At 1 October 2004 an adjustment of $60 million was made to the Group opening balance sheet (Parent $5 million) and income in 2005 was reduced by $32 million (Parent nil).

Hybrid equity instruments

The Group has issued a number of hybrid tier 1 instruments, which were classified as other equity interests under AGAAP. Under A-IFRS these instruments, with a carrying value of $2,925 million as at 1 October 2004, were on consolidation presented as minority interests. Consistent with the change in presentation, the distributions on these instruments were reclassified out of profit attributable to equity holders of Westpac Banking Corporation and into net profit attributable to minority interests.

Other

The ‘other’ adjustments category includes balance sheet impacts relating to the Westpac superannuation funds, where under A-IFRS unrecognised losses were reset to zero, impacting retained earnings and other balance sheet accounts, the deferral of previously recognised fee income and other items where the impact of the adjustments are not individually significant.

A-IFRS adjustments impacting on the restatement of the opening balance sheet as at 1 October 2005

Classification

As a result of the application of the new classification standards for financial instruments from 1 October 2005, new balance sheet classifications have been created and certain assets and liabilities have been moved to different balance sheet line items. The most significant adjustment was the reclassification of acceptance assets as loans, and acceptance liabilities as debt issues. Classification changes had no impact on shareholders’ equity.

Debt v. equity classifications

From 1 October 2005 the FIRsTS and TPS 2004 hybrid equity instruments with a carrying value of $1,343 million previously classified as equity were reclassified as debt on the balance sheet. After 1 October 2005, distributions on these instruments are classified as interest expense in the income statement. TPS 2003 continues to be classified as minority interests instruments in the Group balance sheet and convertible debentures within equity instruments in the parent company balance sheet with its distributions included in net profit attributable to minority interests (Group) or distributions on convertible debentures (Parent) in the income statement.

Additionally, minority interests of $826 million in managed investment schemes controlled by the Group’s life companies were reclassified as debt and transferred to policyholder liabilities.

Insurance contracts

Under A-IFRS revised measurement rules, particularly relating to discount rates and amortisation periods, are applied when determining life insurance policyholder liabilities. Additionally, deferred acquisition costs and deferred entry fees are no longer included in the calculation of policyholder liabilities. As a result, as at 1 October 2005 policyholder liabilities increased by $142 million, other assets increased by $34 million and other liabilities increased by $24 million. Shareholders’ equity was reduced by $132 million as a result of these adjustments.

Effective yield

From 1 October 2005, certain lending and borrowing related fees received and costs paid are required to be deferred on the balance sheet and subsequently recognised as a yield adjustment to interest income or interest expense. Although there should be no impact on net income over time, the classifications of some income and expense items change and there will be some short term impacts, with greater levels of income deferred in the short term in a growing business.

Loan provisioning

At 1 October 2005 the application of the A-IFRS financial instruments standards to the loss estimation process resulted in an overall reduction in consolidated credit provisioning levels of $547 million (Parent $584 million). Provisions held for incurred losses related to off-balance sheet exposures and work out costs of $144 million (Parent $135 million) were reclassified to provisions and $16 million (Parent $16 million) for credit related items no longer included in credit provisions was transferred to other liabilities. Additionally, the carrying amount of loan assets increased by $38 million (Parent $38 million) as amounts written off under AGAAP in excess of the write offs permitted by A-IFRS were reversed.

Derivatives and hedging

From 1 October 2005 A-IFRS requires that all derivative contracts, whether used as hedging instruments or otherwise, be recognised on the balance sheet at fair value. Transition adjustments at 1 October 2005 resulted in a reduction in the carrying value of derivative assets of $359 million (Parent $168 million), derivative liabilities by $211 million (Parent $31 million), the carrying value of other assets reducing by $81 million (Parent $344 million increase) and other liabilities by $112 million (Parent $58 million) reflecting the replacement of accruals with fair value carrying values. A cash flow hedge reserve of $51 million (Parent $67 million) was recognised within equity. After tax, the transition adjustment for derivatives and hedging reduced shareholders’ equity by $63 million (Parent $317 million).

Other

The other items line summarises the impact of other adjustments that are not individually significant.

Consolidated

	30 September 2005
		Effect of Transition to A-IFRS			Effect of Adoption of AASB 132/139
	Previous		Recognition and	Restated		Recognition and	Opening
	AGAAP	Presentation	Measurement	A-IFRS	Presentation	Measurement	A-IFRS
	30 September	30 September	30 September	30 September	1 October	1 October	1 October
	2005	2005	2005	2005	2005	2005	2005
	$m	$m	$m	$m	$m	$m	$m
Assets
Cash and balances with central banks	1,844	1,008	1	2,853	—	—	2,853
Due from other financial institutions	10,896	(1,008)	4,467	14,355	—	8	14,363
Derivative financial instruments	—	10,119	(175)	9,944	—	(352)	9,592
Trading securities	9,399	2,545	92	12,036	—	132	12,168
Other financial assets designated at fair value	—	—	—	—	—	1,643	1,643
Available-for-sale securities	—	—	—	—	2,490	(1,885)	605
Investment securities	2,428	—	—	2,428	(2,428)	—	—
Loans	195,589	228	2,469	198,286	—	5,817	204,103
Acceptances of customers	4,864	—	—	4,864	—	(4,864)	—
Life insurance assets	13,740	—	(145)	13,595	—	2	13,597
Regulatory deposits with central banks overseas	347	—	—	347	—	1	348
Goodwill and other intangible assets	2,290	521	146	2,957	—	—	2,957
Property, plant and equipment	839	(447)	(13)	379	—	—	379
Deferred tax assets	945	—	(125)	820	—	(78)	742
Other assets	16,572	(12,966)	(207)	3,399	(62)	(355)	2,982
Total assets	259,753	—	6,510	266,263	—	69	266,332
Liabilities
Due to other financial institutions	10,654	—	—	10,654	—	51	10,705
Deposits at fair value	—	—	—	—	29,440	—	29,440
Deposits at amortised cost	149,454	—	(202)	149,252	(29,440)	96	119,908
Derivative financial instruments	—	10,514	—	10,514	—	(194)	10,320
Trading liabilities and other financial liabilities designated at fair value	—	3,057	97	3,154	—	3,491	6,645
Debt issues	41,771	—	6,983	48,754	—	1,420	50,174
Acceptances	4,864	—	—	4,864	—	(4,864)	—
Current tax liabilities	317	—	(11)	306	—	(17)	289
Deferred tax liabilities	267	—	(247)	20	—	26	46
Life insurance liabilities	11,722	—	(5)	11,717	—	971	12,688
Provisions	415	216	20	651	—	144	795
Other liabilities	18,863	(13,787)	194	5,270	—	(206)	5,064
Total liabilities excluding loan capital	238,327	—	6,829	245,156	—	918	246,074
Loan Capital:
Subordinated bonds, notes and debentures	3,702	—	—	3,702	—	1,298	5,000
Subordinated perpetual notes	512	—	—	512	—	—	512
Total loan capital	4,214	—	—	4,214	—	1,298	5,512
Total liabilities	242,541	—	6,829	249,370	—	2,216	251,586
Net assets	17,212	—	(319)	16,893	—	(2,147)	14,746
Shareholders’ equity
Share capital	5,296	—	(61)	5,235	—	—	5,235
Reserves:
Available-for-sale securities reserve	—	—	—	—	—	—	—
Share-based payment reserve	—	—	142	142	—	—	142
Cash flow hedging reserve	—	—	—	—	—	51	51
Foreign currency translation reserve	(181)	—	85	(96)	—	25	(71)
Retained profits	8,777	—	(497)	8,280	—	(50)	8,230
Other equity interests	2,472	—	(2,472)	—	—	—	—
Total equity attributable to equity holders of WBC	16,364	—	(2,803)	13,561	—	26	13,587
Minority interests	848	—	2,484	3,332	—	(2,173)	1,159
Total shareholders’ equity and minority interests	17,212	—	(319)	16,893	—	(2,147)	14,746

Consolidated

	Effect of Transition to A-IFRS
	Recognition and Measurement 30 September 2005
		Share			Hybrid
		Based	Consolidation	Treasury	Capital
	Goodwill	Payments	of SPVs	Shares	Instruments	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Assets
Cash and balances with central banks	—	—	1	—	—	—	1
Due from other financial institutions	—	—	4,467	—	—	—	4,467
Derivative financial instruments	—	—	(175)	—	—	—	(175)
Trading securities	—	—	97	(5)	—	—	92
Other financial assets designated at fair value	—	—	—	—	—	—	—
Available-for-sale securities	—	—	—	—	—	—	—
Investment securities	—	—	—	—	—	—	—
Loans	—	—	2,469	—	—	—	2,469
Acceptances of customers	—	—	—	—	—	—	—
Life insurance assets	—	—	(53)	(92)	—	—	(145)
Regulatory deposits with central banks overseas	—	—	—	—	—	—	—
Goodwill and other intangible assets	146	—	—	—	—	—	146
Property, plant and equipment	—	—	—	—	—	(13)	(13)
Deferred tax assets	—	6	—	—	8	(139)	(125)
Other assets	—	—	34	—	—	(241)	(207)
Total assets	146	6	6,840	(97)	8	(393)	6,510
Liabilities
Due to other financial institutions	—	—	—	—	—	—	—
Deposits at fair value	—	—	—	—	—	—	—
Deposits at amortised cost	—	—	(202)	—	—	—	(202)
Derivative financial instruments	—	—	—	—	—	—	—
Trading liabilities and other financial liabilities designated at fair value	—	—	97	—	—	—	97
Debt issues	—	—	6,983	—	—	—	6,983
Acceptances	—	—	—	—	—	—	—
Current tax liabilities	—	—	(8)	—	—	(3)	(11)
Deferred tax liabilities	—	—	—	—	—	(247)	(247)
Life insurance liabilities	—	—	—	—	—	(5)	(5)
Provisions	—	19	—	—	—	1	20
Other liabilities	—	—	(30)	—	—	224	194
Total liabilities excluding loan capital	—	19	6,840	—	—	(30)	6,829
Loan Capital:
Subordinated bonds, notes and debentures	—	—	—	—	—	—	—
Subordinated perpetual notes	—	—	—	—	—	—	—
Total loan capital	—	—	—	—	—	—	—
Total liabilities	—	19	6,840	—	—	(30)	6,829
Net assets	146	(13)	—	(97)	8	(363)	(319)
Shareholders’ equity
Share capital	—	—	—	(61)	—	—	(61)
Reserves:
Available-for-sale securities reserve	—	—	—	—	—	—	—
Share-based payment reserve	—	142	—	—	—	—	142
Cash flow hedging reserve	—	—	—	—	—	—	—
Foreign currency translation reserve	—	—	—	—	—	85	85
Retained profits	146	(155)	—	(36)	(4)	(448)	(497)
Other equity interests	—	—	—	—	(2,472)	—	(2,472)
Total equity attributable to equity holders of WBC	146	(13)	—	(97)	(2,476)	(363)	(2,803)
Minority interests	—	—	—	—	2,484	—	2,484
Total shareholders’ equity and minority interests	146	(13)	—	(97)	8	(363)	(319)

Consolidated

	Effect of Adoption of AASB 132/139
	Recognition and Measurement 1 October 2005
	Classification	Hybrid				Derivatives
	and	Capital	Insurance	Effective	Loan	and
	Measurement	Instruments	Contracts	Yield	Provisioning	Hedging	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Cash and balances with central banks	—	—	—	—	—	—	—	—
Due from other financial institutions	1	—	—	—	—	7	—	8
Derivative financial instruments	7	—	—	—	—	(359)	—	(352)
Trading securities	132	—	—	—	—	—	—	132
Other financial assets designated at fair value	1,643	—	—	—	—	—	—	1,643
Available-for-sale securities	(1,886)	—	—	—	—	1	—	(1,885)
Investment securities	—	—	—	—	—	—	—	—
Loans	5,140	—	—	5	729	(57)	—	5,817
Acceptances of customers	(4,864)	—	—	—	—	—	—	(4,864)
Life insurance assets	2	—	—	—	—	—	—	2
Regulatory deposits with central banks overseas	1	—	—	—	—	—	—	1
Goodwill and other intangible assets	—	—	—	—	—	—	—	—
Property, plant and equipment	—	—	—	—	—	—	—	—
Deferred tax assets	10	(4)	7	112	(178)	(25)	—	(78)
Other assets	(35)	—	34	(328)	5	(32)	1	(355)
Total assets	151	(4)	41	(211)	556	(465)	1	69
Liabilities
Due to other financial institutions	11	—	—	—	—	40	—	51
Deposits at fair value	—	—	—	—	—	—	—	—
Deposits at amortised cost	10	—	—	86	—	—	—	96
Derivative financial instruments	20	—	—	(6)	2	(211)	1	(194)
Trading liabilities and other financial liabilities designated at fair value	3,491	—	—	—	—	—	—	3,491
Debt issues	1,673	—	—	(160)	—	(93)	—	1,420
Acceptances	(4,864)	—	—	—	—	—	—	(4,864)
Current tax liabilities	1	—	(3)	(16)	—	1	—	(17)
Deferred tax liabilities	7	—	10	56	(2)	(45)	—	26
Life insurance liabilities	3	826	142	—	—	—	—	971
Provisions	—	—	—	—	144	—	—	144
Other liabilities	(180)	—	24	(6)	16	(60)	—	(206)
Total liabilities excluding loan capital	172	826	173	(46)	160	(368)	1	918
Loan Capital:	—	—	—	—	—	—	—	—
Subordinated bonds, notes and debentures	—	1,343	—	(11)	—	(34)	—	1,298
Subordinated perpetual notes	—	—	—	—	—	—	—	—
Total loan capital	—	1,343	—	(11)	—	(34)	—	1,298
Total liabilities	172	2,169	173	(57)	160	(402)	1	2,216
Net assets	(21)	(2,173)	(132)	(154)	396	(63)	—	(2,147)
Shareholders’ equity
Share capital	—	—	—	—	—	—	—	—
Reserves:
Available-for-sale securities reserve	—	—	—	—	—	—	—	—
Share-based payment reserve	—	—	—	—	—	—	—	—
Cash flow hedging reserve	—	—	—	—	—	51	—	51
Foreign currency translation reserve	—	22	—	—	1	1	1	25
Retained profits	(21)	(22)	(132)	(154)	395	(115)	(1)	(50)
Other equity interests	—	—	—	—	—	—	—	—
Total equity attributable to equity holders of WBC	(21)	—	(132)	(154)	396	(63)	—	26
Minority interests	—	(2,173)	—	—	—	—	—	(2,173)
Total shareholders’ equity and minority interests	(21)	(2,173)	(132)	(154)	396	(63)	—	(2,147)

	30 September 2005
		Effect of Transition to A-IFRS			Effect of Adoption of AASB 132/139
	Previous		Recognition and	Restated		Recognition and	Opening
	AGAAP	Presentation	Measurement	A-IFRS	Presentation	Measurement	A-IFRS
	30 September	30 September	30 September	30 September	1 October	1 October	1 October
	2005	2005	2005	2005	2005	2005	2005
	$m	$m	$m	$m	$m	$m	$m
Assets
Cash and balances with central banks	1,630	761	—	2,391	—	—	2,391
Due from other financial institutions	9,046	(761)	—	8,285	—	1	8,286
Derivative financial instruments	—	9,340	—	9,340	—	(199)	9,141
Trading securities	9,696	2,545	(5)	12,236	—	133	12,369
Other financial assets designated at fair value	—	—	—	—	—	240	240
Available-for-sale securities	—	—	—	—	693	(505)	188
Investment securities	656	—	—	656	(656)	—	—
Loans	192,641	228	—	192,869	—	7,316	200,185
Acceptances of customers	5,143	—	—	5,143	—	(5,143)	—
Regulatory deposits with central banks overseas	325	—	—	325	—	1	326
Due from controlled entities	17,600	—	(10)	17,590	—	(1,526)	16,064
Investments in controlled entities	5,514	—	(986)	4,528	—	—	4,528
Goodwill and other intangible assets	1,119	444	98	1,661	—	—	1,661
Property, plant and equipment	712	(444)	(9)	259	—	—	259
Deferred tax assets	933	—	6	939	—	(79)	860
Other assets	14,979	(12,113)	(214)	2,652	(37)	(298)	2,317
Total assets	259,994	—	(1,120)	258,874	—	(59)	258,815
Liabilities
Due to other financial institutions	7,016	—	—	7,016	—	11	7,027
Deposits at fair value	—	—	—	—	29,440	—	29,440
Deposits at amortised cost	149,052	—	—	149,052	(29,440)	96	119,708
Derivative financial instruments	—	10,406	—	10,406	—	(24)	10,382
Trading liabilities and other financial liabilities
designated at fair value	—	3,046	—	3,046	—	—	3,046
Debt issues	22,559	—	—	22,559	—	4,804	27,363
Acceptances	5,143	—	—	5,143	—	(5,143)	—
Current tax liabilities	316	—	(3)	313	—	(18)	295
Deferred tax liabilities	273	—	(137)	136	—	13	149
Due to controlled entities	38,625	—	6	38,631	—	1,371	40,002
Provisions	369	169	20	558	—	143	701
Other liabilities	17,245	(13,621)	190	3,814	—	(103)	3,711
Total liabilities excluding loan capital	240,598	—	76	240,674	—	1,150	241,824
Loan Capital:
Subordinated bonds, notes and debentures	3,702	—	—	3,702	—	(34)	3,668
Subordinated perpetual notes	512	—	—	512	—	—	512
Total loan capital	4,214	—	—	4,214	—	(34)	4,180
Total liabilities	244,812	—	76	244,888	—	1,116	246,004
Net assets	15,182	—	(1,196)	13,986	—	(1,175)	12,811
Shareholders’ equity
Share capital	5,296	—	(5)	5,291	—	—	5,291
Reserves	(222)	—	219	(3)	—	73	70
Retained profits	7,636	—	(1,422)	6,214	—	99	6,313
Other equity interests	2,472	—	12	2,484	—	(1,347)	1,137
Total equity attributable to equity holders of WBC	15,182	—	(1,196)	13,986	—	(1,175)	12,811
Minority interests	—	—	—	—	—	—	—
Total shareholders’ equity and minority interests	15,182	—	(1,196)	13,986	—	(1,175)	12,811

Parent entity

	Effect of Transition to A-IFRS
	Recognition and Measurement 30 September 2005
		Share		Post
		Based	Investment in	Employment	Fee
	Goodwill	Payments	Subsidiaries	Benefits	Revenue	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Assets
Cash and balances with central banks	—	—	—	—	—	—	—
Due from other financial institutions	—	—	—	—	—	—	—
Derivative financial instruments	—	—	—	—	—	—	—
Trading securities	—	—	—	—	—	(5)	(5)
Other financial assets designated at fair value	—	—	—	—	—	—	—
Available-for-sale securities	—	—	—	—	—	—	—
Investment securities	—	—	—	—	—	—	—
Loans	—	—	—	—	—	—	—
Acceptances of customers	—	—	—	—	—	—	—
Regulatory deposits with central banks overseas	—	—	—	—	—	—	—
Due from controlled entities	—	—	—	—	(10)	—	(10)
Investments in controlled entities	—	—	(986)	—	—	—	(986)
Goodwill and other intangible assets	98	—	—	—	—	—	98
Property, plant and equipment	—	—	—	—	—	(9)	(9)
Deferred tax assets	—	6	—	—	—	—	6
Other assets	—	—	—	(222)	8	—	(214)
Total assets	98	6	(986)	(222)	(2)	(14)	(1,120)
Liabilities
Due to other financial institutions	—	—	—	—	—	—	—
Deposits at fair value	—	—	—	—	—	—	—
Deposits at amortised cost	—	—	—	—	—	—	—
Derivative financial instruments	—	—	—	—	—	—	—
Trading liabilities and other financial liabilities designated at fair value	—	—	—	—	—	—	—
Debt issues	—	—	—	—	—	—	—
Acceptances	—	—	—	—	—	—	—
Current tax liabilities	—	—	—	—	—	(3)	(3)
Deferred tax liabilities	—	—	—	(94)	(38)	(5)	(137)
Due to controlled entities	—	—	—	—	8	(2)	6
Provisions	—	19	—	2	—	(1)	20
Other liabilities	—	—	—	117	72	1	190
Total liabilities excluding loan capital	—	19	—	25	42	(10)	76
Loan capital:
Subordinated bonds, notes and debentures	—	—	—	—	—	—	—
Subordinated perpetual notes	—	—	—	—	—	—	—
Total loan capital	—	—	—	—	—	—	—
Total liabilities	—	19	—	25	42	(10)	76
Net assets	98	(13)	(986)	(247)	(44)	(4)	(1,196)
Shareholders’ equity
Share capital	—	—	—	—	—	(5)	(5)
Reserves	—	142	—	—	—	77	219
Retained profits	98	(155)	(986)	(247)	(44)	(88)	(1,422)
Other equity interests	—	—	—	—	—	12	12
Total equity attributable to equity holders of WBC	98	(13)	(986)	(247)	(44)	(4)	(1,196)
Minority interests	—	—	—	—	—	—	—
Total shareholders’ equity and minority interests	98	(13)	(986)	(247)	(44)	(4)	(1,196)

	Effect of Adoption of AASB 132/139
	Recognition and Measurement 1 October 2005
	Classification				Derivatives
	and	Debt v Equity	Effective	Loan	and
	Measurement	Classifications	Yield	Provisioning	Hedging	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Assets
Cash and balances with central banks	—	—	—	—	—	—	—
Due from other financial institutions	1	—	—	—	—	—	1
Derivative financial instruments	(52)	—	—	—	(168)	21	(199)
Trading securities	133	—	—	—	—	—	133
Other financial assets designated at fair value	240	—	—	—	—	—	240
Available-for-sale securities	(508)	—	—	—	3	—	(505)
Loans	5,139	—	(23)	757	(57)	1,500	7,316
Acceptances of customers	(5,143)	—	—	—	—	—	(5,143)
Regulatory deposits with central banks overseas	1	—	—	—	—	—	1
Due from controlled entities	(271)	—	(7)	—	305	(1,553)	(1,526)
Investments in controlled entities	—	—	—	—	—	—	—
Goodwill and other intangible assets	—	—	—	—	—	—	—
Property, plant and equipment	—	—	—	—	—	—	—
Deferred tax assets	12	—	73	(259)	(8)	103	(79)
Other assets	(60)	—	(323)	4	93	(12)	(298)
Total assets	(508)	—	(280)	502	168	59	(59)
Liabilities
Due to other financial institutions	11	—	—	—	—	—	11
Deposits at fair value	—	—	—	—	—	—	—
Deposits at amortised cost	10	—	86	—	—	—	96
Derivative financial instruments	13	—	(5)	—	(31)	(1)	(24)
Trading liabilities and other financial liabilities designated at fair value	—	—	—	—	—	—	—
Debt issues	5,056	—	(159)	—	(93)	—	4,804
Acceptances	(5,143)	—	—	—	—	—	(5,143)
Current tax liabilities	—	—	(4)	(37)	(1)	24	(18)
Deferred tax liabilities	7	—	—	1	(37)	42	13
Due to controlled entities	(17)	1,344	(6)	—	49	1	1,371
Provisions	—	—	8	135	—	—	143
Other liabilities	(57)	—	(6)	16	(13)	(43)	(103)
Total liabilities excluding loan capital	(120)	1,344	(86)	115	(126)	23	1,150
Loan Capital:
Subordinated bonds, notes and debentures	—	—	(11)	—	(23)	—	(34)
Subordinated perpetual notes	—	—	—	—	—	—	—
Total loan capital	—	—	(11)	—	(23)	—	(34)
Total liabilities	(120)	1,344	(97)	115	(149)	23	1,116
Net assets	(388)	(1,344)	(183)	387	317	36	(1,175)
Shareholders’ equity
Share capital	—	—	—	—	—	—	—
Reserves	(6)	20	—	—	67	(8)	73
Retained profits	(382)	(23)	(183)	387	250	50	99
Other equity interests	—	(1,341)	—	—	—	(6)	(1,347)
Total shareholders’ equity and minority interests	(388)	(1,344)	(183)	387	317	36	(1,175)

Consolidated

	30 September 2005
	Previous		Recognition and	Restated
	AGAAP	Presentation	Measurement	A-IFRS
	30 September	30 September	30 September	30 September
	2005	2005	2005	2005
	$m	$m	$m	$m
Interest income	15,113	—	431	15,544
Interest expense	(9,868)	—	(417)	(10,285)
Net interest income	5,245	—	14	5,259
Non-interest income	3,560	—	(106)	3,454
Net operating income	8,805	—	(92)	8,713
Operating expenses:
Salaries and other staff expenses	(2,131)	—	(55)	(2,186)
Equipment and occupancy expenses	(596)	—	—	(596)
Other expenses	(1,546)	—	169	(1,377)
Impairment losses on loans	(382)	—	—	(382)
Profit from ordinary activities before income tax expense	4,150	—	22	4,172
Income tax expense	(1,222)	—	(1)	(1,223)
Net profit from ordinary activities after tax	2,928	—	21	2,949
Net profit attributable to minority interests	(110)	—	(141)	(251)
Total attributable to equity holders of WBC	2,818	—	(120)	2,698

Consolidated

	Recognition and Measurement 30 September 2005
		Share			Hybrid
		Based	Consolidation	Treasury	Capital
	Goodwill	Payments	of SPVs	Shares	Instruments	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Interest income	—	—	431	—	—	—	431
Interest expense	—	—	(411)	—	—	(6)	(417)
Net interest income	—	—	20	—	—	(6)	14
Non-interest income	(27)	—	(51)	(32)	—	4	(106)
Net operating income	(27)	—	(31)	(32)	—	(2)	(92)
Operating expenses:
Salaries and other staff expenses	—	(63)	—	—	—	8	(55)
Equipment and occupancy expenses	—	—	—	—	—	—	—
Other expenses	168	—	(1)	—	—	2	169
Impairment losses on loans	—	—	—	—	—	—	—
Profit from ordinary activities before income tax expense	141	(63)	(32)	(32)	—	8	22
Income tax expense	8	6	32	—	(45)	(2)	(1)
Net profit from ordinary activities after tax	149	(57)	—	(32)	(45)	6	21
Net profit attributable to minority interests	—	—	—	—	(141)	—	(141)
Total attributable to equity holders of WBC	149	(57)	—	(32)	(186)	6	(120)

Parent entity

	30 September 2005
	Previous		Recognition and	Restated
	AGAAP	Presentation	Measurement	A-IFRS
	30 September	30 September	30 September	30 September
	2005	2005	2005	2005
	$m	$m	$m	$m
Interest income	15,703	—	(108)	15,595
Interest expense	(11,070)	—	104	(10,966)
Net interest income	4,633	—	(4)	4,629
Non-interest income	2,546	(57)	35	2,524
Net operating income	7,179	(57)	31	7,153
Operating expenses:
Salaries and other staff expenses	(1,877)	51	(53)	(1,879)
Equipment and occupancy expenses	(566)	—	—	(566)
Other expenses	(1,502)	6	83	(1,413)
Impairment losses on loans	(431)	—	—	(431)
Profit from ordinary activities before income tax expense	2,803	—	61	2,864
Income tax expense	(650)	—	5	(645)
Net profit from ordinary activities after tax	2,153	—	66	2,219
Net profit attributable to minority interests	—	—	—	—
Total attributable to equity holders of WBC	2,153	—	66	2,219

Parent entity

	Recognition and Measurement 30 September 2005
		Share	Investment in	Post
		Based	Controlled	Employment	Fee
	Goodwill	Payments	Entities	Benefits	Revenue	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Interest income	—	—	—	—	—	(108)	(108)
Interest expense	—	—	—	—	—	104	104
Net interest income	—	—	—	—	—	(4)	(4)
Non-interest income	—	—	25	—	7	3	35
Net operating income	—	—	25	—	7	(1)	31
Operating expenses:
Salaries and other staff expenses	—	(63)	—	10	—	—	(53)
Equipment and occupancy expenses	—	—	—	(1)	—	1	—
Other expenses	98	—	—	—	(15)	—	83
Impairment losses on loans	—	—	—	—	—	—	—
Profit from ordinary activities before income tax expense	98	(63)	25	9	(8)	—	61
Income tax expense	—	6	—	(3)	3	(1)	5
Net profit from ordinary activities after tax	98	(57)	25	6	(5)	(1)	66
Net profit attributable to minority interests	—	—	—	—	—	—	—
Total attributable to equity holders of WBC	98	(57)	25	6	(5)	(1)	66

Consolidated

	1 October 2004
	Effect of Transition to A-IFRS
	Previous		Recognition and	Restated
	AGAAP	Presentation	Measurement	A-IFRS
	30 September	1 October	1 October	1 October
	2004	2004	2004	2004
	$m	$m	$m	$m
Assets
Cash and balances with central banks	1,800	724	1	2,525
Due from other financial institutions	9,538	(724)	4,761	13,575
Derivative financial instruments	—	8,343	(199)	8,144
Trading securities	9,698	2,488	29	12,215
Other financial assets designated at fair value
Investment securities	3,714	—	—	3,714
Loans	182,471	—	1,056	183,527
Acceptances of customers	5,534	—	—	5,534
Life insurance assets	12,957	—	(117)	12,840
Regulatory deposits with central banks overseas	523	—	—	523
Goodwill and other intangible assets	2,394	454	(21)	2,827
Property, plant and equipment	1,445	(376)	(20)	1,049
Deferred tax assets	838	—	67	905
Other assets	14,167	(10,909)	(273)	2,985
Total assets	245,079	—	5,284	250,363
Liabilities
Due to other financial institutions	7,071	—	—	7,071
Deposits at fair value	146,533	—	(256)	146,277
Deposits at amortised cost
Derivative financial instruments	—	9,556	—	9,556
Trading liabilities and other financial liabilities designated at fair value	—	3,829	—	3,829
Debt issues	36,188	—	5,908	42,096
Acceptances	5,534	—	—	5,534
Current tax liabilities	1	—	(1)	—
Deferred tax liabilities	110	—	(54)	56
Life insurance liabilities	10,782	—	—	10,782
Provisions	427	212	18	657
Other liabilities	17,685	(13,597)	115	4,203
Total liabilities excluding loan capital	224,331	—	5,730	230,061
Loan Capital:
Subordinated bonds, notes and debentures	3,885	—	—	3,885
Subordinated perpetual notes	546	—	—	546
Total loan capital	4,431	—	—	4,431
Total liabilities	228,762	—	5,730	234,492
Net assets	16,317	—	(446)	15,871
Shareholders’ equity
Share capital	4,234	—	(50)	4,184
Reserves	(83)	—	162	79
Retained profits	7,812	—	(569)	7,243
Other equity interests	2,925	—	(2,925)	—
Total equity attributable to equity holders of WBC	14,888	—	(3,382)	11,506
Minority interests	1,429	—	2,936	4,365
Total shareholders’ equity and minority interests	16,317	—	(446)	15,871

Consolidated

	Recognition and Measurement 1 October 2004
		Share			Hybrid
		Based	Consolidation	Treasury	Capital
	Goodwill	Payments	of SPVs	Shares	Instruments	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Assets
Cash and balances with central banks	—	—	1	—	—	—	1
Due from other financial institutions	—	—	4,761	—	—	—	4,761
Derivative financial instruments	—	—	(199)	—	—	—	(199)
Trading securities	—	—	40	(11)	—	—	29
Other financial assets designated at fair value	—	—	—	—	—	—	—
Investment securities	—	—	—	—	—	—	—
Loans	—	—	1,056	—	—	—	1,056
Acceptances of customers	—	—	—	—	—	—	—
Life insurance assets	—	—	(68)	(49)	—	—	(117)
Regulatory deposits with central banks overseas	—	—	—	—	—	—	—
Goodwill and other intangible assets	(21)	—	—	—	—	—	(21)
Property, plant and equipment	—	—	—	—	—	(20)	(20)
Deferred tax assets	—	6	—	—	7	54	67
Other assets	27	—	5	—	—	(305)	(273)
Total assets	6	6	5,596	(60)	7	(271)	5,284
Liabilities
Due to other financial institutions	—	—	—	—	—	—	—
Deposits at fair value	—	—	(256)	—	—	—	(256)
Deposits at amortised cost
Derivative financial instruments	—	—	—	—	—	—	—
Trading liabilities and other financial liabilities designated at fair value	—	—	—	—	—	—	—
Debt issues	—	—	5,908	—	—	—	5,908
Acceptances	—	—	—	—	—	—	—
Current tax liabilities	8	—	(8)	—	—	(1)	(1)
Deferred tax liabilities	—	—	—	—	—	(54)	(54)
Life insurance liabilities	—	—	—	—	—	—	—
Provisions	—	18	—	—	—	—	18
Other liabilities	—	—	(48)	—	—	163	115
Total liabilities excluding loan capital	8	18	5,596	—	—	108	5,730
Loan Capital:
Subordinated bonds, notes and debentures	—	—	—	—	—	—	—
Subordinated perpetual notes	—	—	—	—	—	—	—
Total loan capital	—	—	—	—	—	—	—
Total liabilities	8	18	5,596	—	—	108	5,730
Net assets	(2)	(12)	—	(60)	7	(379)	(446)
Shareholders’ equity
Share capital	—	—	—	(50)	—	—	(50)
Reserves	—	79	—	—	—	83	162
Retained profits	(2)	(91)	—	(10)	(4)	(462)	(569)
Other equity interests	—	—	—	—	(2,925)	—	(2,925)
Total equity attributable to equity holders of WBC	(2)	(12)	—	(60)	(2,929)	(379)	(3,382)
Minority interests	—	—	—	—	2,936	—	2,936
Total shareholders’ equity and minority interests	(2)	(12)	—	(60)	7	(379)	(446)

Parent entity

	1 October 2004
	Effect of Transition to A-IFRS
	Previous		Recognition and	Restated
	AGAAP	Presentation	Measurement	A-IFRS
	30 September	1 October	1 October	1 October
	2004	2004	2004	2004
	$m	$m	$m	$m
Assets
Cash and balances with central banks	1,599	717	—	2,316
Due from other financial institutions	7,967	(717)	—	7,250
Derivative financial instruments	—	7,752	—	7,752
Trading securities	9,325	2,488	(5)	11,808
Other financial assets designated at fair value
Investment securities	1,634	40	—	1,674
Loans	175,498	—	—	175,498
Acceptances of customers	5,786	—	—	5,786
Regulatory deposits with central banks overseas	504	—	—	504
Due from controlled entities	24,348	—	(10)	24,338
Investments in controlled entities	5,663	—	(1,009)	4,654
Goodwill and other intangible assets	1,230	376	—	1,606
Property, plant and equipment	660	(376)	(14)	270
Deferred tax assets	811	—	65	876
Other assets	12,834	(10,280)	(283)	2,271
Total assets	247,859	—	(1,256)	246,603
Liabilities
Due to other financial institutions	4,921	—	—	4,921
Deposits at fair value	146,151	—	—	146,151
Deposits at amortised cost
Derivative financial instruments	—	9,515	—	9,515
Trading liabilities and other financial liabilities designated at fair value	—	3,817	—	3,817
Debt issues	23,138	—	—	23,138
Acceptances	5,786	—	—	5,786
Current tax liabilities	11	—	7	18
Deferred tax liabilities	113	—	(78)	35
Due to controlled entities	31,682	—	—	31,682
Provisions	378	167	19	564
Other liabilities	16,792	(13,499)	121	3,414
Total liabilities excluding loan capital	228,972	—	69	229,041
Loan capital:
Subordinated bonds, notes and debentures	3,885	—	—	3,885
Subordinated perpetual notes	546	—	—	546
Total loan capital	4,431	—	—	4,431
Total liabilities	233,403	—	69	233,472
Net assets	14,456	—	(1,325)	13,131
Shareholders’ equity
Share capital	4,234	—	(5)	4,229
Reserves	(73)	—	152	79
Retained profits	7,312	—	(1,484)	5,828
Other equity interests	2,983	—	12	2,995
Total equity attributable to equity holders of WBC	14,456	—	(1,325)	13,131

Parent entity

	Recognition and Measurement 1 October 2004
		Share	Investment		Post
		Based	In	Treasury	Employment
	Goodwill	Payments	Subsidiaries	Shares	Benefits	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Assets
Cash and balances with central banks	—	—	—	—	—	—	—
Due from other financial institutions	—	—	—	—	—	—	—
Derivative financial instruments	—	—	—	—	—	—	—
Trading securities	—	—	—	(5)	—	—	(5)
Other financial assets designated at fair value	—	—	—	—	—	—	—
Investment securities	—	—	—	—	—	—	—
Loans	—	—	—	—	—	—	—
Acceptances of customers	—	—	—	—	—	—	—
Life insurance assets	—	—	—	—	—	—	—
Regulatory deposits with central banks overseas	—	—	—	—	—	—	—
Due from controlled entities	—	—	—	—	—	(10)	(10)
Investments in controlled entities	—	—	(1,009)	—	—	—	(1,009)
Goodwill and other intangible assets	—	—	—	—	—	—	—
Property, plant and equipment	—	—	—	—	—	(14)	(14)
Deferred tax assets	—	6	—	—	17	42	65
Other assets	—	—	—	—	(284)	1	(283)
Total assets	—	6	(1,009)	(5)	(267)	19	(1,256)
Liabilities
Due to other financial institutions	—	—	—	—	—	—	—
Deposits at fair value	—	—	—	—	—	—	—
Deposits at amortised cost
Derivative financial instruments	—	—	—	—	—	—	—
Trading liabilities and other financial liabilities designated at fair value	—	—	—	—	—	—	—
Debt issues	—	—	—	—	—	—	—
Acceptances	—	—	—	—	—	—	—
Current tax liabilities	8	—	—	—	—	(1)	7
Deferred tax liabilities	—	—	—	—	(80)	2	(78)
Life insurance liabilities	—	—	—	—	—	—	—
Due to controlled entities	(8)	—	—	—	—	8	—
Provisions	—	19	—	—	—	—	19
Other liabilities	—	—	—	—	70	51	121
Total liabilities excluding loan capital	—	19	—	—	(10)	60	69
Loan capital:
Subordinated bonds, notes and debentures	—	—	—	—	—	—	—
Subordinated perpetual notes	—	—	—	—	—	—	—
Total loan capital	—	—	—	—	—	—	—
Total liabilities	—	19	—	—	(10)	60	69
Net assets	—	(13)	(1,009)	(5)	(257)	(41)	(1,325)
Shareholders’ equity
Share capital	—	—	—	(5)	—	—	(5)
Reserves	—	79	—	—	(1)	74	152
Retained profits	—	(92)	(1,009)	—	(256)	(127)	(1,484)
Other equity interests	—	—	—	—	—	12	12
Total equity attributable to equity holders of WBC	—	(13)	(1,009)	(5)	(257)	(41)	(1,325)

Note 49. Reconciliation with US Generally Accepted Accounting Principles (US GAAP)

The consolidated interim financial statements of the Group are prepared in accordance with A-IFRS which differs in some material respects from US GAAP. The following are reconciliations of net profit and equity attributable to equity holders of Westpac applying US GAAP instead of A-IFRS.

		Year Ended
		30 September	30 September
		2006	2005
		$m	$m
Statement of income
Net profit as reported under A-IFRS		3,071	2,698
Items having an effect of increasing (decreasing) reported income (related tax impact of item shown separately)
(i)	Premises and sites	51	20
(ii)	Goodwill fair value adjustments	—	11
	Related income tax (expense)	—	(3)
(iii)	Superannuation (pension) expense/(credit)	(128)	(43)
	Related income tax (expense)/credit	39	12
(iv)	Wealth management	(117)	(14)
	Related income tax credit	35	5
(vi)	Employee share option compensation	—	4
	Employee share plan compensation	—	(19)
	Related income tax credit	—	—
	Other debt instruments	(24)	21
(vii)	Deconsolidation of trust preferred structures (under FIN 46R)	(90)	47
(viii)	Change in estimate - Allowance for loan losses	569
	Related income tax (expense)	(178)
(ix)	Other non-financial assets	—	(2)
	Related income tax credit	—	10
(x)	Capitalised software	(18)	(8)
	Related income tax credit	5	2
(xi)	Derivative instruments (under SFAS 133)	—	15
	Related income tax credit/(expense)	—	(2)
(xi)	Fair value hedges	(141)	—
	Related income tax credit	42	—
(xi)	Cash flow hedges	(78)
	Related income tax credit	25
(xii)	Restructuring costs	—	15
	Related income tax credit/(expense)	—	(5)
	Service fees	—	(48)
	Related income tax credit	—	15
(xiv)	New Zealand Class shares	—	49
	Treasury shares	—	32
(xv)	Effective yield adjustments	(202)
	Related income tax (expense)/credit	60
	Other	15	1
	Related income tax credit	—	—
Net income according to US GAAP		2,936	2,813
Adjustments to determine other comprehensive income under US GAAP (net of tax)
	Net income recognised directly in equity under A-IFRS	1	(96)
(vii)	Other debt instruments - FCTR adjustment	21	47
(v)	Unrealised net gain on available-for-sale securities	(209)	54
(xi)	Cash flow hedges	53
Total comprehensive income according to US GAAP		2,802	2,818
Earnings per share (cents) according to US GAAP
Basic		159.8	152.0
Diluted		158.6	150.2
Weighted average number of ordinary shares (millions)		1,837	1,851
Operating expenses as reported under A-IFRS		4,295	4,159
Adjustments: (refer following commentary for details)
Item No.
(iii)	Superannuation (pension) expense	128	43
(iv)	Wealth management	—	14
(vii)	Employee share option and share plan compensation	—	15
(x)	Other non-financial assets	—	2
(xi)	Software capitalisation	18	8
(xiii)	Restructuring costs	—	48
Operating expenses according to US GAAP		4,441	4,289

Tax effect of each component of other comprehensive income:

	Consolidated
	2006			2005
	Before	Tax	After	Before	Tax	After
	Tax	(Expense)	Tax	Tax	(Expense)	Tax
	Amount	or Benefit	Amount	Amount	or Benefit	Amount
	$m	$m	$m	$m	$m	$m
Available-for-sale securities adjustment:
Unrealised holding gains/(losses) arising during the year	57	(7)	50	54	—	54
Less: Reclassification adjustment and (gains)/losses included in net income	(244)	—	(244)	—	—	—
Net available-for-sale securities adjustment	(187)	(7)	(194)	54	—	54
Other debt instruments - foreign currency translation reserve adjustment	21	—	21	49	—	49
Foreign currency translation adjustment	39	—	39	(98)	—	(98)
Total other comprehensive income	(127)	(7)	(134)	5	—	5

	Consolidated
	2006	2005
	$m	$m
Accumulated other comprehensive income balances
Foreign currency translation reserve
Balance as at beginning of year	(187)	(138)
Foreign currency adjustments net of hedging	39	(98)
Other debt instruments - foreign currency translation reserve adjustment	21	47
Balance as at year end	(127)	(187)
Available-for-sale securities
Balance as at beginning of year	209	155
Adjustments	(194)	54
Balance as at year end	15	209
Total other comprehensive income balances	(112)	22

		Consolidated
		2006	2005
		$m	$m

Balance sheet
Total assets as reported under A-IFRS		299,578	266,263
Adjustments: (refer following commentary for details)
Item No.
(i)	Premises and sites	(31)	(79)
(ii)	Goodwill	359	359
(iii)	Superannuation (pension) asset	479	478
(iv)	Wealth management assets	(95)	(120)
(v)	Available-for-sale securities	—	156
	Other debt instruments	—	(8)
(ix)	Other non-financial assets	—	—
(x)	Capitalised software	(51)	(34)
(xii)	Derivative instruments (under SFAS 133)	(65)	(12)
(viii)	Provisions for bad and doubtful debts	—	179
	Deferred tax assets	485	268
(xiii)	Qualifying Special Purpose Entities	(3,088)	(2,061)
	Consolidation of variable interest entity (FIN 46R)	—	(508)
	Deconsolidation of trust preferred structures (FIN 46R)	—	189
	Service fees	—	(4)
(xv)	Effective yield adjustments	337	—
	Treasury shares	—	97
	Other	—	1
Total assets according to US GAAP		297,908	265,164

Total liabilities as reported under A-IFRS		283,480	249,370
Adjustments: (refer following commentary for details)
Item No.
	Premises and sites	—	(4)
	Superannuation (pension) liability	—	(117)
	Wealth Manangement	—	(51)
	Deferred service Fees	—	(15)
	Employee share option compensation	—	(19)
	Other debt instruments	1,849	2,449
	Restructuring provisions	—	—
	Deferred tax liabilities	678	374
	Other liabilities	—	179
	Qualifying Special Purpose Entities	(3,088)	(2,061)
(viii)	Consolidation of variable interest entity (FIN 46R)	—	(508)
	Outside equity interest as reported under AGAAP	1,912	3,332
	Outside equity interest as reported under US GAAP	(1,888)	(2,484)
	Other	—	2
Total liabilities according to US GAAP		282,943	250,447
Net assets according to US GAAP		14,965	14,717
Equity attributable to equity holders of Westpac Banking Corporation as reported under A-IFRS		14,186	13,561
Adjustments: (refer following commentary for details)
Item No.
(i)	Premises and sites	(31)	(75)
(ii)	Goodwill	359	359
(iii)	Superannuation (pension) asset	335	424
(iv)	Wealth management assets (net of tax)	(66)	(37)
(v)	Available-for-sale securities	—	156
(vi)	Employee share option compensation	—	19
(vii)	Other debt instruments	39	27
(vii)	Deconsolidation of trust preferred structures (under FIN 46R)	—	189
(x)	Capitalised Software	(36)	(24)
(xi)	Derivative instruments (under SFAS 133)	—	(7)
(xi)	Fair value hedges	(56)
	Service fees	—	19
(xv)	Effective yield adjustment	235
	Treasury shares	—	97
	Deferred tax assets/liabilities	—	9
Equity attributable to equity holders according to US GAAP		14,965	14,717

The following is a summary of the significant adjustments made to consolidated net profit, total assets, total liabilities and equity to reconcile A-IFRS results with US GAAP. Some of these adjustments have been significantly impacted by or arise due to the Group presenting its financial statements for the first time in accordance with A-IFRS.

The Group has elected to apply the requirements of SFAS 155, Accounting for Certain Hybrid Financial Instruments – an amendment to FASB statements No.133 and 140 from the beginning of the period as permitted by the standard.

(i) Premises and sites

Revaluations and depreciation

On transition to A-IFRS from 1 October 2004, the carrying value of the Group’s premises and sites has been reclassified to a historical cost basis.  The carrying value of premises and sites and the depreciation of buildings are now consistent with US GAAP.

Sale and leaseback

Under A-IFRS where properties are sold under a leaseback arrangement profit on sale is recognised immediately. Under US GAAP the profit on sale is spread over the term of the initial lease.

(ii) Goodwill

On transition to A-IFRS from 1 October 2004, goodwill ceased being amortised and is reviewed for impairment annually or more frequently if indicators of impairment arise. Goodwill is tested for impairment annually at the cash-generating unit level.

Under US GAAP, effective 1 October 2002, the Group adopted SFAS 142 Goodwill and Other Intangible Assets. Under SFAS 142, goodwill is no longer amortised but reviewed for impairment annually, or more frequently if certain impairment indicators or triggers arise. Goodwill is tested for impairment at a ‘reporting unit’ level.

Adjustments have been made to reverse the difference in carrying value of goodwill related to the difference in implementation dates for ceasing amortisation and other fair value adjustments in respect of prior year acquisitions.

(iii) Superannuation (pension) costs

For A-IFRS purposes, the Group recognises the actuarially assessed surpluses in its principal pension plans as an asset in the statement of financial performance. The pension cost recognised in the statement of financial performance comprises the current service cost, an interest cost and an expected return on plan assets. In addition, actuarial gains or losses which result from annual actuarial valuations, which exceed 10% of the greater of the present value of the defined benefit plan’s obligations or the market value of the defined benefit plan assets, are spread on a straight line basis over the expected remaining working lives of plan members.

US GAAP, SFAS 87 Employers’ Accounting for Pensions is now consistent with the principles of A-IFRS, however previously unrecognised actuarial gains or losses continue to be amortised to income as an adjustment to pension expense, on a straight line basis over the average remaining service period of plan members.

Adjustments have been made to the US GAAP reconciliation statement to reverse the recognition of the asset under A-IFRS and recognise the accumulated recognised surplus under US GAAP.

(iv) Wealth management

Deferred acquisition costs

On transition to A-IFRS from 1 October 2004, only direct variable acquisition costs are deferred and recognised over the estimated life of the product. In general the amounts deferred under A-IFRS will be consistent with those deferred under US GAAP. However, certain fixed costs which may not be deferred under US GAAP are also deferred under A-IFRS.

(v) Investment securities

Effective from 1 October 2005 the Group adopted Australian Accounting Standard AASB 139 Financial Instruments: Recognition and Measurement. Under AASB 139 instruments previously classified as investment securities have been reclassified as available-for-sale securities. The treatment of available-for-sale securities under A-IFRS and US GAAP is the same except that under A-IFRS foreign exchange gains and losses on available–for-sale securities is recognised in income while under US GAAP all gains and losses on available-for-sale securities are recognised in other comprehensive income.

Until 30 September 2005, the Group’s investment securities were initially recorded at cost, and subsequently at cost adjusted for amortisation of any premium or discount and any recoverable amount write-down. Subject to the constraints of prudential and regulatory requirements, the Group’s investments would be generally classified as available-for-sale securities as defined by US GAAP (SFAS 115 Accounting for Certain Investments in Debt and Equity Securities). SFAS 115 requires that these securities be reported at fair value, with unrealised gains and losses (net of tax) included in comprehensive income and reported as a separate component of equity, unless an unrealised loss is considered to be an other than temporary diminution in value. The cost of securities sold or amounts reclassified out of accumulated other comprehensive income is specifically identified for the securities sold or reclassified in each reporting period.

(vi) Employee share plan and share option remuneration

On transition to A-IFRS from 1 October 2004, the Group has recognised a cost for options, performance share rights and issued shares granted to employees under any of its share plans in the income statement in accordance with Australian Accounting Standard AASB 2 Share-based Payment.

Under AASB 2 the fair value of share-based payments at grant date is recognised as compensation expense over their expected vesting period. The Group has applied AASB 2 to all options and performance share rights granted prior to 1 October 2004 that were unvested at that date and to allsubsequent grants.

Under US GAAP, effective from 1 October 2001, the Group adopted the fair value method of accounting under SFAS 123 Accounting for Stock- Based Compensation. Under US GAAP revised SFAS 123 Share-based Payments (revised 2004) is effective to the Group from 1 October 2005 and has been applied using the modified prospective application method allowed by standard. Under the modified prospective application method SFAS 123R is applied to all options and performance share rights granted after the effective date and to all outstanding awards at the effective date for which the requisite service has not been rendered by employees.

In respect of the Group’s options and performance share rights the A-IFRS is now consistent with US GAAP, except in respect of the comparative periods where the former SFAS 123 did not recognise a cost for awards forfeited due to market conditions applicable to the Group’s options andperformance share rights not being satisfied.

In respect of the Group’s employee share plan A-IFRS is now consistent with US GAAP. An adjustment has been made for the year ended 30 September 2005 to reflect an expense for shares issued in respect of the previous financial year.

(vii) Variable interest entities

Westpac has adopted the provisions of FASB Interpretation Number 46R Consolidation of Variable Interest Entities (FIN 46R) effective 1 October 2003 for US GAAP purposes. The impact of adoption is summarised below.

Commercial paper conduit:

On transition to A-IFRS from 1 October 2004, the entity through which the Group arranges finance for certain customer transactions through a commercial paper conduit, Waratah Receivables Corporation Pty Limited (Waratah) has been consolidated by the Group. In respect of Waratah, AIFRS is now consistent with US GAAP.

Trust preferred securities:

Westpac has on issue hybrid tier 1 capital instruments in the form of trust preferred securities through three dual trust structures and one single trust structure. In accordance with FIN 46R Westpac does not have a variable interest in the trusts and therefore is not the primary beneficiary. As a result for US GAAP purposes, Westpac has deconsolidated the following trusts:

Instrument:	Trusts:
FIRsTS	Westpac First Trust and Westpac Second Trust
2003 TPS	Westpac Capital Trust III and Tavarua Funding Trust III
2004 TPS	Westpac Capital Trust IV and Tavarua Funding Trust IV
2006 TPS	Westpac TPS Trust

The consequence of not consolidating the above trusts is that the convertible debentures issued by Westpac’s New Zealand branch to Westpac Second Trust, Tavarua Funding Trust III and Tavarua Funding Trust IV and convertible notes issued by Westpac Australia are reflected as the outstanding debt securities for US GAAP purposes.

On transition to A-IFRS from 1 October 2004, the Group’s classification of these instruments changed from other equity interests to amounts attributable to minority interest. Effective from 1 October 2005 following the adoption of Australian Accounting Standard AASB 132 Financial Instruments: Presentation and Disclosure the classification of FIRsTS and 2004 TPS changed to debt instruments.

The above has resulted in the following impact on the reconciliation with US GAAP:

•                                          Distributions in respect of FIRsTS, 2003 TPS, 2004 TPS and 2006 TPS are deducted from the net profit attributable to equity holders of Westpac Banking Corporation either as amounts attributable to minority interests or interest expense under A-IFRS, accordingly no adjustment is now required in the US GAAP reconciliation of the statement of income in respect of these distributions;

•                                          Issue costs in respect of instruments classified as minority interests under A-IFRS are amortised over the period to the first call date as part of other debt instruments adjustment under US GAAP; and

•                                          Cross currency swaps entered into by Westpac Second Trust and Tavarua Funding Trust III with Westpac Banking Corporation are external transactions to the Group for US GAAP purposes. The effect of movements in exchange rates on these swaps is shown as the impact of deconsolidation of trust preferred structures (under FIN46R) in the US GAAP reconciliation of the statement of income.

(viii) General provision for bad and doubtful debts

Effective from 1 October 2005 the Group adopted Australian Accounting Standard AASB 139 Financial Instruments: Recognition and Measurement. In order to meet the specific requirements of AASB 139, the method used to estimate the Group’s provision for bad and doubtful debts was changed resulting in a reduction in the level of provision held. As the requirements of AASB 139 are consistent with the range of acceptable outcomes under US GAAP, the change in the amount of provision held was treated as a change in an estimate under US GAAP. The reduction in the size of the provision is attributable to the specific requirements of AASB 139 impacting the provision held against a number of products due to the change from statistically estimated provisions to provisions set using an emergence period approach and other technical changes required by AIFRS.

Until 30 September 2005, under Australian GAAP, the Group maintained a general provision for bad and doubtful debts which was treated as a deduction from loans. Included within this provision as at 30 September 2005 was an amount of $179 million in respect of off-balance sheet credit related commitments. Under US GAAP this component of the provision would be included in other liabilities.

(ix) Other non-financial assets

In previous periods under Australian GAAP and US GAAP the remaining carrying value of the asset recognised following the sale of certain other non-financial assets was written off at 30 September 2005. Under US GAAP, the sale of these non-financial assets had been accounted for in a manner consistent with the principles of a sale and leaseback transaction as prescribed by SFAS 13 Accounting for Leases.

(x) Capitalised software development costs

Under A-IFRS, the Group capitalises certain indirect costs incurred in developing computer software. Under US GAAP these costs are expensed as incurred.

(xi) Accounting for derivative instruments and hedging activities

Effective from 1 October 2005 the Group adopted Australian Accounting Standard AASB 139 Financial Instruments: Recognition and Measurement. Under AASB 139 all derivatives are required to be recognised on the balance sheet at fair value and hedge accounting is only available when specific conditions are met.

Under US GAAP the requirements of SFAS 133 Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities is similar to the requirements of AASB 139. However, for US GAAP purposes the Group considers that, without undue cost, it could not substantiate that AASB 139 requirements in respect of cash flow hedges and fair value hedges would satisfy SFAS 133 requirements in respect of such hedges.

Fair value hedges

Under A-IFRS the change in fair value of a derivative designated as a fair value hedge is immediately recognised in the income statement. To the extent that the hedge is effective the change in fair value of the risk being hedged is also recognised in the income statement with an offsetting adjustment to the carrying value of the hedged item. For US GAAP purposes the change in carrying value of such hedged items is not recognised.

Cash flow hedges

Under A-IFRS the change in fair value of a derivative that is effective as a cash flow hedge is initially recognised in a cash flow hedge reserve directly in equity and is subsequently recognised in the income statement when the hedged item impacts the income statement or the hedge is no longer effective. For US GAAP purposes the change in fair value of such derivatives is immediately recognised in the income statement.

(xii) Provision for restructuring

Under US GAAP in the previous period adjustments have been made to restructuring provisions recognised on the acquisition of BTFG that were not allowed under US GAAP.

(xiii) Loan securitisation trusts

On transition to A-IFRS from 1 October 2004, certain trusts through which the Group has securitised housing mortgage loans have been consolidated. Under US GAAP these trusts are qualifying special-purpose entities as described by SFAS 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities and are not consolidated by the transferor. This adjustment does not have any impact on equity and profit or loss.

	Consolidated
	30 September 2006			30 September 2005
	Total		Total Credit			Total Credit
	Principal	Delinquent	Losses (Net	Total Principle	Delinquent	Losses (Net of
	Amount	Principle	of Recoveries)	Amount	Principle	Recoveries)
	$m	$m	$m	$m	$m	$m
Housing loans held in portfolio(2)	118,278	521	6	118,324	406	3
Housing loans securitised	4,093	11	—	3,055	7	—
Total housing loans managed	122,371	532	6	121,379	413	3

(1)          Delinquent housing loans are where contractual payments are greater than 60 days in arrears.

(2)          There are currently no housing loans that have been identified as being held-for-sale or securitization. This will need to be updated for securitized assets brought back on balance sheet.

(xiv) New Zealand Class shares

On transition to A-IFRS from 1 October 2004, the New Zealand Class shares were classified as minority interests until they were exchanged for Westpac ordinary shares on 11 July 2005. In this period distributions on the New Zealand Class shares were treated as profit attributable to minority interests. Under US GAAP the New Zealand Class shares were considered to be equivalent to Westpac ordinary shares and were not treated as minority interests.

(xv) Effective yield adjustment

Under US GAAP certain costs are required to be deferred and included in the calculation of effective yield. Under A-IFRS these costs are expensed as incurred.

Income taxes

A-IFRS allows offsetting of future income tax benefits and deferred tax liabilities to the extent that they are expected to reverse with the same financial year. US GAAP does not allow this offset. The gross deferred tax asset and liability under A-IFRS before valuation allowance and netting is $1,183 million and $485 million, respectively (2005 $1,145 million and $289 million, respectively).

	Consolidated
	2006	2005
	$m	$m
Total deferred tax assets	698	874
Total valuation allowances recognised for deferred tax assets(1)	(45)	(56)
Deferred tax assets (future income tax benefits as per Note 17)	653	818
Total deferred tax liabilities (refer to Note 22)	—	(20)
Net deferred tax assets	653	798
Net (increase)/decrease in the total valuation allowance during the year	11	64

US GAAP equity adjustments

	Consolidated
	2006	2005
	$m	$m
Statement of changes in US GAAP equity attributable to equity holders’
Balance as at beginning of year	14,717	12,928
Increase/(decrease) in share capital	233	609
Currency translation adjustments (net of hedging gains/losses)	(21)	(49)
Net income	2,936	2,813
Dividends provided for or paid	(1,977)	(1,716)
Deemed dividend on shares bought back	(791)	—
Adjustments for:
Employee share option and share plan compensation	62	78
Available-for-sale securities	(194)	54
Balance as at year end	14,965	14,717

(1)          This item comprises potential future tax benefits not brought to account under A-IFRS because realisation is uncertain (refer to Note 17 to the financial statements).

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

The reconciliation of net income calculated in accordance with A-IFRS to net income calculated in accordance with US GAAP for the years ended 30 September 2006 and 2005 included net superannuation (pension) adjustments after tax of $89 million and $31 million debit respectively. The measurement date for the plan was 30 September 2006.

	Consolidated
	2006	2005
	$m	$m
The superannuation (pension) expense adjustments comprised:
Elimination of superannuation expense for Australian accounting purposes	108	105
Transition adjustment	(80)
Income tax applicable	(8)	(32)
	20	73
Recognition of a pension cost calculated in accordance with US GAAP	(156)	(148)
Income tax applicable	47	44
	(109)	(104)
Net adjustment	(89)	(31)
The pension cost calculated in accordance with US GAAP as at 30 September comprises:
Service cost	(68)	(59)
Interest cost	(75)	(85)
Return on assets	109	107
Net amortisation and deferral	(40)	(37)
Net periodic pension cost	(74)	(74)
Contributions to the accumulation plan	(82)	(74)
Net Group periodic pension cost	(156)	(148)
The following table presents the funded status of the Group’s principle pension plans as at 30 June
Change in benefit obligation
Benefit obligation at beginning of year	1,592	1,331
Net service cost	46	39
Member contributions	26	25
Interest cost	75	85
Actuarial losses	131	222
Benefits and expenses paid	(118)	(110)
Benefit obligation at year end	1,752	1,592
Change in fair value of assets
Fair value of assets at beginning of year	1,636	1,514
Actual return on assets	226	250
Total contributions	26	25
Benefits and expenses paid	(118)	(110)
Contributions to the accumulation plan	(69)	(43)
Fair value of assets at year end	1,701	1,636
Funded status at measurement date	(51)	44
Assets not recognised:
Unrecognised net loss	412	437
Prepayment of pension costs	361	481
Accumulated benefit obligation	1,630	1,491

Assumptions used in determining the projected benefit obligation as at 30 September 2006 and 30 September 2005 and in determining the pension benefit for the financial year ended on those dates determined with the assistance of actuaries included the following:

	Consolidated
	2006	2005
Pension benefit:
Assumed rate of return on plan assets	7.4%	6.8%
Projected benefit obligation:
Average increase in future compensation levels(1)	4.0%	3.5%
Discount rate	5.6%	5.3%

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

Cash flows

Estimated future benefit payments

The following benefit payments are expected to be paid:

$m
2007	140
2008	142
2009	142
2010	141
2011	140
2012 - 2016	674

The Group has no material obligations in respect of post-retirement employee benefits other than pensions.

	Consolidated
	2006	2005
	$m	$m
Computation of ordinary share earnings
A-IFRS
Net income after deducting distributions on other equity instruments	3,071	2,747
Weighted average number of ordinary shares (millions)	1,837	1,845
Net income per share (cents)	167.2	148.9
US GAAP
Weighted average number of ordinary shares (millions)	1,837	1,851
Average other potential ordinary shares	60	71
Average options and performance share rights	5	4
Average shares and share equivalents	1,902	1,926
Net income	2,936	2,813
Basic net income per share (cents)	159.8	152.0
Fully diluted net income per share (cents)	158.6	150.2
Earnings per ADS (five times earnings per share in cents)	799	760

Recent accounting pronouncements

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) 154 ‘Accounting Changes and Error Corrections’ (SFAS 154) in May 2005. The standard requires that when companies voluntarily change accounting policy, they retrospectively applyit to comparative periods in the annual report, unless it is impractical to do so. SFAS 154 also requires errors discovered after issue of the annual report to be reported as a prior period adjustment in comparatives of the next annual financial report. SFAS 154 is applicable to any changes inaccounting policy and errors discovered in financial years beginning after 15 December 2005. We do not expect that adoption of the standard will have a material impact.

In February 2006 the FASB issued SFAS 155 ‘Accounting for Certain Hybrid Financial Instruments’ (SFAS 155) which permits certain hybrid instruments with embedded derivatives to be carried at fair value. SFAS 155 also clarifies other aspects of accounting treatment for other hybrid instruments, which has minimal impact on us. We have early adopted the standard, as permitted, from 1 October 2005. There has been no significant impacts to our balance sheet from adopting SFAS 155.

In September 2006 the FASB issued SFAS 157 ‘Fair Value Measurements’ which is applicable for financial years beginning after 15 November 2007. The standard is applicable to assets and liabilities required to be measured at fair value by other accounting standards, and requires certain disclosures in respect of these assets and liabilities. It also outlines a framework to apply when determining fair value. The Group will apply the standard from 1 October 2008, and we do not expect the standard to materially impact fair value measurement.

SFAS 158 ‘Employers Accounting for Defined Benefit Pension and Other Postretirement Plans’ was issued in September 2006. It changes the accounting for defined benefit plans by requiring that gains or losses relating to the plans be recognised in other comprehensive income as they arise. The Group will apply SFAS 158 from 1 October 2006, and adoption will require unrecognised actuarial losses to be recognised reducing equity by $351 million.

In June 2006 the FASB issued Interpretation 48 ‘Accounting for Uncertainty in Income Taxes’, which prescribes recognition and measurement principles for recognising income tax liability and treatment of related expenses including interest and penalties. The standard is required to be applied for periods beginning after 15 December 2006, and the Group will apply it from 1 October 2007. We do not expect adoption of the interpretation to materially impact income tax expense or provisions.

The FASB staff issue FASB Staff Positions (FSP) to provide guidance on the application of the accounting standards and interpretations. The FASB issued FASB Staff Position FIN46R-6 ‘Determining the variability to be considered in applying FASB No.46(R) in April 2006. It addresses the application of FIN46R when determining whether certain contracts or arrangements with a variable interest entity (VIE) are variable interests by requiring companies to base their evaluations on an analysis of the VIE’s purpose and design rather than legal form or accounting classification. The FSP on FIN46R is required to be applied for all reporting periods beginning after 15 June 2006. We do not expect that the FSP on FIN46R will have a material impact on consolidation of VIEs. The FASB issued FSP Nos. FAS 115 ‘The meaning of other-than-temporary impairment and its application to certain investments’, which provides guidance on identifying and measuring other-than-temporary impairments on debt and equity securities. The FSP requires certain disclosures about unrealised losses which are not recognised in the financial statements. The FSP is applicable for accounting periods beginning after 15 December 2005. We do not expect the adoption of FSP 115 to materially impact us.

Note 50. Detailed statements of changes in shareholders’ equity

	Consolidated		Parent
	2006	2005	2006	2005
	$m	$m	$m	$m
Share capital
Balance as at beginning of the year	5,235	4,234	5,291	4,234
A-IFRS transition adjustment	—	(50)	—	(5)
Restated balance as at beginning of the year	5,235	4,184	5,291	4,229
Shares issued:
Under dividend reinvestment plan	349	420	349	420
Under option and share rights schemes	67	191	67	191
In exchange for New Zealand Class shares	—	451	—	451
Acquisition of Hastings Funds Management Limited	52	—	52	—
Shares purchased for delivery upon exercise of options and share rights	(33)	—	(33)	—
Shares bought back and cancelled	(212)	—	(212)	—
(Acquisition)/disposal of treasury shares	10	(11)	(3)	—
Balance as at end of the year	5,468	5,235	5,511	5,291
Available-for-sale securities reserve
Balance as at beginning of the year	—		—
A-IFRS transition adjustment	—		—
Restated balance as at beginning of the year	—		—
Net gains/(losses) from changes in fair value	57		41
Income tax effect	(7)		(7)
Transferred to income statements	(35)		(18)
Income tax effect	—		—
Balance as at end of the year	15		16
Share-based payment reserve
Balance as at beginning of the year	142	—	142	—
A-IFRS transition adjustment	—	79	—	79
Restated balance as at beginning of the year	142	79	142	79
Current period movement	62	63	62	63
Balance as at end of the year	204	142	204	142
Cash flow hedging reserve
Balance as at beginning of the year	—		—
A-IFRS transition adjustment	51		51
Restated balance as at beginning of the year	51		51
Net gains/(losses) from changes in fair value	(42)		(42)
Income tax effect	14		14
Transferred to income statements	(36)		(36)
Income tax effect	11		11
Balance as at end of the year	(2)		(2)
Foreign currency translation reserve
Balance as at beginning of the year	(96)	(83)	(145)	(81)
A-IFRS transition adjustment	25	83	22	81
Restated balance as at beginning of the year	(71)	—	(123)	—
Transfer from retained profits	1	—	—	—
Foreign currency translation adjustment	26	(96)	22	(145)
Tax on foreign currency translation adjustment	13	—	13	—
Balance as at end of the year	(31)	(96)	(88)	(145)
Other reserves
Balance as at beginning of the year	—	—	—	8
A-IFRS transition adjustment	—	—	—	(8)
Restated balance as at beginning of the year	—	—	—	—
Balance as at end of the year	—	—	—	—
Total reserves	186	46	130	(3)

	Consolidated		Parent
	2006	2005	2006	2005
	$m	$m	$m	$m
Movements in retained profits were as follows
Balance as at beginning of the year	8,280	7,812	6,214	7,312
A-IFRS transition adjustment	(50)	(569)	99	(1,484)
Restated balance as at beginning of the year	8,230	7,243	6,313	5,828
Profit attributable to equity holders	3,071	2,698	3,359	2,219
Deemed dividend on shares bought back	(791)	—	(791)	—
Ordinary dividends paid	(1,977)	(1,661)	(1,981)	(1,667)
Distributions on convertible debentures	—	—	(65)	(166)
Transfer (to)/from reserves	(1)	—	—	—
Balance as at end of the year	8,532	8,280	6,835	6,214

The adoption of A-IFRS on 1 October 2005 has resulted in changes to the Group’s accounting policies. As explained in Note 1 under the heading ‘First-time Adoption of Australian Equivalents to International Financial Reporting Standards’ certain disclosures for this period may not be presented consistently with prior reported periods. Refer to Note 48 to the financial statements for an explanation of the A-IFRS transition adjustments.

Statutory statements

DIRECTORS’ DECLARATION

In the Directors’ opinion:

a.               the financial statements and notes set out on pages 79 to 235 are in accordance with the Corporations Act 2001, including:

(i)             complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)          give a true and fair view of Westpac’s and the Group’s financial position as at 30 September 2006 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

b.              there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

The Directors have been given the declaration by the Chief Executive Officer and the Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

L.A. Davis	D.R. Morgan
Chairman	Managing Director and
Chief Executive Officer
Sydney
2 November 2006

MANAGEMENT’S REPORT ON THE INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Westpac is responsible for establishing and maintaining adequate internal control over financial reporting for Westpac as defined in Rule 13(a) – 15 (f) under the Securities Exchange Act of 1934, as amended. Westpac’s internal control system is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable accounting standards.

Westpac’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Westpac and its consolidated entities; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting standards, and that receipts and expenditures of Westpac are being made only in accordance with authorizations of management and directors of Westpac; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Westpac’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Westpac management assessed the effectiveness of Westpac’s internal control over financial reporting as of 30 September 2006 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, management concluded that Westpac’s internal control over financial reporting was effective as of 30 September 2006.

PricewaterhouseCoopers, Westpac’s independent registered public accounting firm, has issued their attestation report on management’s assessment of internal control over financial reporting. Their report appears on page 239.

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2

201 Sussex Street

GPO BOX 2650

SYDNEY NSW 1171

DX 77 Sydney

Australia

www.pwc.com/au

Telephone +61 2 8266 0000

Facsimile +61 2 8266 9999

INDEPENDENT AUDIT REPORT TO THE MEMBERS OF WESTPAC BANKING CORPORATION

Audit opinion

In our opinion, the financial report of Westpac Banking Corporation:

•                  gives a true and fair view, as required by the Corporations Act 2001 in Australia, of the financial position of Westpac Banking Corporation and the Westpac Banking Corporation Group (defined below) as at 30 September 2006, and of their performance for the year ended on that date, and

•                  is presented in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, and the Corporations Regulations 2001.

This opinion must be read in conjunction with the rest of our audit report.

Scope

The financial report and directors’ responsibility

The financial report comprises the balance sheets, income statements, cash flow statements, statements of recognised income and expense, accompanying notes to the financial statements, and the directors’ declaration for both Westpac Banking Corporation (Westpac) and the Westpac Banking Corporation Group (the Group), for the year ended 30 September 2006. The Group comprises both Westpac and the entities it controlled during that year.

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

Audit approach

We conducted an independent audit in order to express an opinion to the members of Westpac. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of Westpac and the Group’s financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows.

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

We considered the effectiveness of management’s internal controls over financial reporting when determining the nature and extent of our procedures.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

PricewaterhouseCoopers

D.H. Armstrong	Sydney, Australia
Partner	2 November 2006

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2

201 Sussex Street

GPO BOX 2650

SYDNEY NSW 1171

DX 77 Sydney

Australia

www.pwc.com/au

Telephone +61 2 8266 0000

Facsimile +61 2 8266 9999

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the members of Westpac Banking Corporation:

We have completed an integrated audit of Westpac Banking Corporation’s 2006 consolidated financial statements and of its internal control over financial reporting as of 30 September 2006 and an audit of its 2005 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated Financial Statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of recognized income and expense and consolidated cash flow statements present fairly, in all material respects, the financial position of Westpac Banking Corporation and its subsidiaries at 30 September 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended 30 September 2006, in conformity with International Financial Reporting Standards as adopted in Australia (A-IFRS). These financial statements are the responsibility of Westpac Banking Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

A-IFRS varies in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 49 to the consolidated financial statements. As discussed in Note 49(vi), Westpac Banking Corporation adopted FAS 123(R): Share-Based Payments (revised 2004) with effect from 1 October 2005.

As discussed in Note 1 Summary of Significant Accounting Policies to the consolidated financial statements, Westpac Banking Corporation has applied A-IFRS with effect from 1 October 2004, the date of transition in accordance with the transitional provisions set out in AASB 1: First-timeAdoption of Australian Equivalents to International Financial Reporting Standards. Previously, Westpac Banking Corporation followed the generally accepted accounting principles in Australia (AGAAP). See Note 48 to the consolidated financial statements for an explanation of the transition to AIFRS for more information.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying management’s report, that Westpac Banking Corporation maintained effective internal control over financial reporting as of 30 September 2006 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, Westpac Banking Corporation maintained, in all material respects, effective internal controlover financial reporting as of 30 September 2006, based on criteria established in Internal Control - Integrated Framework issued by the COSO. Westpac Banking Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on theeffectiveness of Westpac Banking Corporation’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers	Sydney, Australia
2 November 2006

Shareholding information

Top twenty ordinary shareholders at 4 October 2006

	Number of Fully Paid
	Ordinary Shares	% Held

J P Morgan Nominees Australia Limited	251,773,953	13.69
National Nominees Limited	205,863,497	11.19
Westpac Custodian Nominees Limited	180,699,808	9.82
Citicorp Nominees Pty Limited	115,396,305	6.27
RBC Dexia Investor Services Australia Nominees Pty Limited	68,653,814	3.73
Cogent Nominees Pty Limited	58,445,880	3.18
ANZ Nominees Limited	50,766,936	2.76
HSBC Custody Nominees (Australia) Limited	43,451,611	2.36
Queensland Investment Corporation	24,252,947	1.32
AMP Life Limited	19,953,675	1.08
Australian Foundation Investment Company Limited	12,767,616	0.69
Bond Street Custodians Limited	12,477,929	0.68
Australian Reward Investment Alliance	7,775,038	0.42
Permanent Trustee Australia Limited	7,512,768	0.41
Suncorp Custodian Services Pty Ltd	7,453,384	0.41
UBS Wealth Management Australia Nominees Pty Ltd	6,961,818	0.38
Invia Custodian Pty Limited	6,406,867	0.35
Tasman Asset Management Ltd	6,064,634	0.33
Milton Corporation Limited	5,501,037	0.30
Victorian Workcover Authority	4,995,181	0.27
	1,097,174,698	59.64

The top twenty shareholders hold 59.64% of total ordinary shares issued.

Substantial shareholders as at 4 October 2006

Shareholders appearing on the Register of Substantial Shareholders as at 4 October 2006 are:

	Number of	% of
	Shares Held	Shares Held
Fully paid ordinary shares
The Commonwealth Bank Group (by notice dated 22 September 2006)	91,977,151	5.00

Control of registrant

We are not directly or indirectly owned or controlled by any other corporation(s) or by any foreign government.

Refer to the Exchange controls and other limitations affecting security holders - Foreign Acquisitions and Takeovers Act 1975, Corporations Act and Financial Sector (Shareholdings) Act 1998 which impose limits on equity holdings.

At 30 September 2006, The Commonwealth Bank of Australia and its subsidiaries owned more than 5% of our outstanding ordinary shares (see substantial shareholders above). The Commonwealth Bank Group does not have voting rights that are different to the voting rights of any of Westpac’s other shareholders. To our knowledge, at 30 September 2006, no other person owned beneficially, directly or indirectly, more than 5% of our outstanding ordinary shares.

At 30 September 2006, our Directors and Executive Officers owned beneficially, directly or indirectly, an aggregate of 3,451,547 (0.19%) of the fully paid ordinary shares outstanding.

Shareholding information

Analysis of holdings as at 4 October 2006

By range

							Options and Rights
					Number of		to Subscribe for
			Number of Holders of		Fully Paid		Fully Paid
			Ordinary Fully Paid Shares	%	Ordinary Shares	%	Ordinary Shares(1)
1	–	1,000	165,807	56.87	75,036,339	4.08	94
1,001	–	5,000	99,826	34.24	224,820,916	12.22	353
5,001	–	10,000	15,463	5.30	110,495,015	6.01	208
10,001	–	100,000	10,008	3.43	216,853,448	11.79	304
100,001 and over			451	0.16	1,212,015,446	65.90	45
Totals			291,555	100.00	1,839,221,164	100.00	1,004
Percentage of total securities held by Top 20 holders in each class						59.64	41.24
Holdings less than a marketable parcel			5,387

(1)          Issued under Senior Officers’ Share Purchase Scheme, General Management Share Option Plan, Chief Executive Share Option Agreement and Westpac Performance Plan.

By domicile

			Number of Issued	% of Issued
	Number of Holders(1)	% of Holdings	Shares and Options	Shares and Options
Australia	259,484	88.93	1,797,965,350	96.75
New Zealand	28,857	9.89	47,628,259	2.56
United Kingdom	1,553	0.53	4,145,809	0.22
United States	401	0.14	2,221,303	0.12
Other Overseas	1,477	0.51	6,428,252	0.35
Totals	291,772	100.00	1,858,388,973	100.00

(1)   Some registered holders own more than one class of security

Significant changes in share ownership

On 18 February 2005, the Commonwealth Bank of Australia and its subsidiaries became a substantial shareholder holding 95,552,899 ordinary shares (5.32%). They ceased to be a substantial shareholder on 24 March 2005. On 22 September 2006, the Commonwealth Bank of Australia and its subsidiaries became a substantial shareholder holding 91,977,151 ordinary shares (5.00%).

Market price information

The principal listing of our ordinary shares is on the ASX. American Depository Shares, each representing five ordinary shares, are listed on the NYSE. The ordinary shares are also listed on the Tokyo Stock Exchange.

On 11 July 2005, ordinary Westpac shares were issued upon exchange of NZ Class shares.

The tables below set forth, for the calendar periods indicated, the reported high and low market quotations for our ordinary shares on the ASX based on its daily official list and for our American Depository Shares on the New York Stock Exchange.

	Per Ordinary Share in A$(1)		Per American Depositary Share in US$(2)
Financial year ending	High	Low	High	Low
September 2006	25.35	21.31	96.60	76.46
September 2005	21.40	17.52	81.03	64.12
September 2004	18.28	15.00	69.05	55.19
September 2003	17.14	12.83	56.80	35.60
September 2002	17.01	13.11	48.00	32.50

	Per Ordinary Share in A$		Per American Depositary Share in US$
Quarter ending	High	Low	High	Low
2006:
March	24.24	22.40	89.35	83.34
June	25.35	21.56	96.6	76.46
September	23.53	21.31	90.35	79.9
2005:
March	20.13	18.68	79.35	71.58
June	20.08	18.42	77.80	71.40
September	21.40	19.17	81.03	71.60
December	23.10	20.14	84.85	80.90
2004:
March	18.28	15.84	68.04	60.86
June	17.98	16.60	69.05	57.69
September	17.83	16.08	64.31	57.79
December	19.50	17.52	76.00	64.12

	Per Ordinary Share in A$		Per American Depositary Share in US$
Month ending - 2006	High	Low	High	Low
October	24.14	22.53	92.78	84.74
September	23.53	21.92	90.35	82.41
August	23.38	21.85	89.20	84.38
July	23.45	21.31	87.19	79.90
June	23.41	21.56	86.69	80.18
May	25.35	22.85	96.60	87.13
April	25.32	23.80	95.52	86.96

(1)                                  A$ market price information is intraday high and low trading prices.

(2)                                  JPMorgan Chase Bank of New York acts as Depository for our American Depository Shares.

As at 4 October 2006, there were 291,555 record holders, compared to 266,151 in 2005 and 225,646 in 2004. Record holders with registered addresses in Australia held approximately 97% of our fully paid shares capital at 4 October 2006, compared to 98% in 2005 and 2004 respectively.

Exchange controls and other limitations affecting security holders

Australian exchange controls

Australian laws control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia. We, pursuant to a number of exemptions, authorities and approvals, are not generally restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia. However, Australian foreign exchange controls are implemented from time to time against proscribed countries, entities and persons. At the present time, these are:

a.               withholding taxes in relation to remittances or dividends (to the extent they are unfranked) and interest payments.

b.              the sanctions administered by the RBA in accordance with the Banking (Foreign Exchange) Regulations 1959 :

(i)             the monitoring mechanism in place whereby the prior approval of the RBA is required for certain large transactions (i.e. greater than $100,000) by, or on behalf of:

•                  the Embassy of the Federal Republic of Yugoslavia;

•                  the Consulate-General of the Federal Republic of Yugoslavia; and

•                  the National Bank of Yugoslavia.

(ii)          transactions involving the transfer of funds or payments to, by the order of, or on behalf of:

•                  specified supporters of the former Milosevic regime;

•                  ministers and senior officials of the Government of Zimbabwe; and

•                  certain entities and an individual associated with the Democratic People’s Republic of Korea; are prohibited without the specific approval of the RBA.

c.               the restrictions administered by the Department of Foreign Affairs and Trade (DFAT) in regard to:

(i)             Terrorists and their sponsors

In terms of Part 4 of the Charter of the United Nations Act 1945, and the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002 , anybody holding financial or other assets of persons or entities listed as terrorists by the Minister for Foreign Affairs in the Commonwealth of Australia Gazette is prohibited from using or dealing with those assets. It is also a criminal offence to make assets available to such persons or entities; and

(ii)          The former Iraqi regime

The Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 impose a freeze on the financial resources of the previous Government of Iraq, Saddam Hussein, other senior officials of his regime, and their immediate families, and provide for such resources to be transferred to Iraq and used in that country’s reconstructions and rehabilitation.

Limitations affecting security holders

The following Australian laws impose limitations on the right of non-residents or non-citizens of Australia to hold, own or vote on shares in our company. All these limitations apply to the holders of the American Depositary Receipts evidencing American Depository Shares, issued by our Depository in the United States.

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

Corporations Act 2001

The Corporations Act prohibits any person (including a corporation) from acquiring a relevant interest in our voting shares if, after the acquisition, that person or any other person would be entitled to exercise more than 20% of the voting power in us. The prohibition is subject to certain limited exceptions, which must strictly be complied with to be applicable. In addition, under the Corporations Act, any person who begins to have, or ceases to have, a substantial holding in us, or if any person already has a substantial holding and there is a movement of at least 1% in their holding, is required to give a notice to us and to the Australian Stock Exchange Limited providing certain prescribed information, including their name and address and details of their relevant interests in our voting shares. Such notice must, generally, be provided within two business days.

A person will have a substantial holding if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The concepts of ‘associate’ and ‘relevant interests’ are broadly defined in the Corporations Act and investors are advised to seek their own advice on their scope. In general terms, a person will have a relevant interest in a share if they:

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

The American Depositary Receipts agreement

Pursuant to the Deposit Agreement among JPMorgan Chase Bank of New York as Depository, and us, and the record holders from time to time of all American Depositary Receipts issued there under, record holders of American Depositary Receipts must comply with our requests for information as to the capacity in which such holders own American Depositary Receipts and related ordinary shares as well as to the identity of any other person interested in such American Depositary Receipts and related ordinary shares and the nature of such interest. In addition, the Deposit Agreement applies all of the provisions of our Constitution to American Depositary Receipts holders.

Enforceability of foreign judgements in Australia

We are an Australian public corporation having limited liability. All of our Directors and Executive Officers reside outside the US. Substantially all or a substantial portion of the assets of those persons are located outside the US. As a result, it may not be possible for investors to effect service of process within the US upon such persons or to enforce against them judgements obtained in US courts predicated upon the civil liability provisions of the Federal securities laws of the US. We have been advised by our Australian counsel, Allens Arthur Robinson, that there is doubt as to the enforceability in Australia, or in actions for enforcement of judgements of US courts, of civil liabilities predicated upon the Federal securities laws of the US. We have expressly submitted to the jurisdiction of New York State and US Federal courts sitting in the City of New York for the purpose of any suit, action or proceedings arising out of the offering of securities in the US. We have appointed our legal counsel c/o Westpac Banking Corporation, 39th Floor, 575 Fifth Avenue, New York, New York 10017, USA as our agent upon whom process may be served in any such action.

Taxation

The following discussion is a summary of certain Australian taxation implications of the ownership of ordinary equity (including American Depository Shares). The statements concerning Australian taxation set out below are based on the laws in force at the date of the Annual Financial Report and the Convention between the Government of Australia and the Government of the United States of America for the Avoidance of Double Taxation and The Prevention of Fiscal Evasion with respect to Taxes on Income (the Tax Treaty), and are subject to any changes in Australian law and any change in the Tax Treaty occurring after that date.

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

When an Australian resident individual shareholder receives a franked dividend, the shareholder receives a tax offset to the extent of the franking credits which can be offset against the Australian income tax payable by the shareholder. An Australian resident shareholder may, in certain circumstances, be entitled to a refund of excess franking credits in relation to dividends paid on or after 1 July 2000.

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

Gain or loss on disposition of shares

The Australian Parliament is currently considering amendments to the taxation of capital gains for non-residents. If these proposed changes are enacted, they may reduce the impact of capital gains tax for some non-resident investors.

Under the existing law, subject to two exceptions, a non-resident disposing of shares in Australian public companies will be free from income tax in Australia. The exceptions are as follows:

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

Taxation of dividends

Under the United States federal income tax laws, if you are a US holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). If you are a noncorporate US holder, dividends paid to you in taxable years beginning before 1 January 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15% provided that you hold the shares for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the shares generally will be qualified dividend income.

You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. The dividend will not beeligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a US holder will be the US dollar value of theAustralian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is included in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in your ordinary shares and thereafter as capital gain.

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

Taxation of capital gains

If you are a US holder and you sell or otherwise dispose of your ordinary shares or ADSs, you will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your ordinary shares or ADSs. Capital gain of a non-corporate US holder that is recognised before 1 January 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.

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

Management

Directors

Our business is managed under the direction of the Board of Directors. Our Constitution requires no more than 15 Non-executive Directors. In addition, up to three members of the Board may be Executive Directors. At 30 September 2006, the Directors were:

Name of Director	Year Appointed	Expiry of Current Term in Office
Leon Davis (Chairman)(1),(2),(3),(4),(5),(6)	1999	2008
David Morgan (Managing Director, CEO)(5),(7)	1997	N/A
Gordon Cairns(1),(4)	2004	2007
David Crawford(1),(2),(3),(4)	2002	2008
Ted Evans(1),(2),(3)	2001	2007
Carolyn Hewson(1),(2),(3),(4)	2003	2006
Helen Lynch(1),(2),(3),(5)	1997	2006
Peter Wilson(1),(2),(5)	2003	2006

(1)          Member of the Audit Committee, which oversees all matters concerning the integrity of the financial statements and financial reporting systems, the external auditor’s qualifications, performance and independence, the performance of the internal audit function and compliance with financial reporting and related regulatory requirements.

(2)          Member of the Risk Management Committee, which oversees the risk profile of Westpac within the context of the risk-reward strategy determined by the Board, monitors the alignment of risk profile with current and future capital requirements and oversees the management of risks inherent in Westpac’s operations. The Committee reviews and approves the framework, policies, limits and conditions for the management of our credit, market, liquidity, operational and compliance risk; monitors changes anticipated for the economic and business environment and other factors considered relevant to Westpac’s risk profile. The Committee also reviews significant issues that may be raised by internal audit as well as the length of time and action taken to resolve issues.

(3)          Member of the Nominations Committee, which develops and reviews policies on Board composition, strategic function, size, succession planning, Director independence and the performance review process of the Board, its Committees and individual Directors. It also develops and implements induction programs for new Directors and ongoing education for existing Directors. The Committee reviews our corporate governance policies to meet relevant corporate governance standards from legislation and various regulatory bodies in Australia and overseas, where we conduct business.

(4)          The Remuneration Committee assists the Board by reviewing and approving our remuneration policies and practices. The Remuneration Committee’s consideration of reward structure is based on fairness, business performance, legal obligations and high standards of corporate governance. The Committee reviews and makes recommendations to the Board in relation to all equity-based plans and the remuneration of Non-executive Directors and the CEO. It also approves remuneration packages and contracts for positions reporting directly to the CEO and oversees merit recognition, recruiting policies, management development, training policies, personnel matters and succession planning.

(5)          Member of the Corporate Responsibility and Sustainability Committee, which oversees and drives our commitment to operate our businesses ethically, responsibly and sustainably consistent with the evolving community expectations. The Committee reviews our social, environmental and ethical impacts, both direct and indirect. It also oversees initiatives to enhance our sustainability, sets standards for corporate responsibility and sustainability policies and practices and monitors compliance, monitors and oversees our reputational risks and reviews and approves the independent assurance of our corporate responsibility systems and nonfinancial reporting including the annual Stakeholder Impact Report.

(6)          Appointed as Chairman on 15 December 2000.

(7)          Appointed as Managing Director and CEO on 1 March 1999.

Term of Directors

The Directors may appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, provided the total number does not exceed the maximum number of 15 Non-executive Directors and three Executive Directors. A Director appointed by this method holds office only until the close of the next AGM but is eligible for election at that meeting. Westpac’s Constitution provides that at each AGM onethird of the Non-executive Directors (or the nearest number to one-third but not exceeding one-third) and any other Director who has held office for three years or more, must retire from office and shall be eligible for re-election. The Directors to retire by rotation shall be those who have been the longest in office. In determining the number of Directors to retire, no account is to be taken of a Director who holds office only until the close of the meeting (casual vacancy) or the Managing Director. A retiring Director holds office until the conclusion of the meeting at which the Director retires but is eligible for re-election. Under the Australian Stock Exchange Limited Listing Rules no Director (apart from the Managing Director) of a listed entity may continue in office, without offering himself or herself for re-election, past the third AGM following their appointment or previous re-election or three years, whichever is the longer.

Under Westpac’s Constitution any Director who attains 70 years of age during the year will be required to retire at the next AGM and is not eligible for appointment, election or re-election as a Director.

Changes in Board of Directors

Nil.

Group Executives

As at 30 September 2006 our Group Executives were:

			Year Appointed
Name of Group Executive	Position	Year Joined Group	to Position
David Morgan	Managing Director and Chief Executive Officer	1990	1999
Ilana Atlas	Group Executive, People and Performance	2000	2005
Philip Chronican	Group Executive, Westpac Institutional Bank	1982	2005
Philip Coffey	Chief Financial Officer	1996	2005
Rob Coombe	Chief Executive Officer BT Financial Group	2002	2005
Michael Coomer	Group Executive, Business and Technology Solutions and Services	2002	2002
Michael Pratt	Group Executive, Business and Consumer Banking	2002	2002
Ann Sherry	Group Executive, New Zealand and Pacific Banking	1994	2002
Rob Whitfield	Group Executive, Risk	1986	2005

There are no family relationships between or among any of our Directors or Group Executives.

David Morgan, Chief Executive Officer, BEc, MSc, PhD. Age 59

David has extensive experience in the financial sector, having worked in the International Monetary Fund in Washington in the 1970s and the Federal Treasury in the 1980s where he headed all major areas before being appointed Senior Deputy Secretary. Since joining Westpac in 1990, hehas had responsibility for all major operating divisions including Westpac Financial Services, Retail Banking, Commercial Banking, Corporate and Institutional Banking and International Banking. He was appointed to the Board in November 1997 prior to being appointed CEO in March 1999.

Ilana Atlas, Group Executive, People and Performance, BJur (Hons.), LLB (Hons.), LLM. Age 51

Ilana joined Westpac in 2000 as Group Secretary and General Counsel. In October 2002 she was appointed to her present role, and is accountable for people strategy and management. She was previously a partner of Mallesons Stephen Jaques, where she worked extensively as a corporate lawyer and in managerial roles including human resources and as managing partner.

Philip Chronican, Group Executive, Westpac Institutional Bank, BCom (Hons.), MBA, SF Fin. Age 50

Phil was appointed into his present role in December 2005 with responsibility for Westpac’s relationships with corporate, institutional and government clients in Australia and worldwide, as well as the business areas of financial markets, debt capital markets, specialised capital, structured investments and transactional banking. He was previously Chief Financial Officer (CFO) and held business group CFO roles in both retail and institutional banking. Phil has been with Westpac in a variety of positions in Australia and in New Zealand since 1982.

Philip Coffey, Chief Financial Officer, BEco (Hons.). Age 48

Phil joined Westpac in 1996, and was appointed to his present role in December 2005 with responsibility for Westpac’s finance, tax, treasury, strategy and investor relations functions. He was previously Group Executive, Westpac Institutional Bank. Previously with AIDC and Citicorp, he had over ten years experience in funds management and financial markets, including roles in the UK and New Zealand. He began his career with the Reserve Bank of Australia.

Rob Coombe, Chief Executive Officer, BT Financial Group, LLB (Hons.). Age 43

Rob joined Westpac with the acquisition of the BT Financial Group in 2002 and has over 23 years experience in banking, finance and wealth management. Rob leads a team of over 2,700 people across funds management, life and general insurance, financial planning and retail wealth management businesses. He started with BT in 1991 and has held a number of positions, including Senior Legal Counsel, Head of BT’s International Funds Management and CEO of BT’s Funds Management business in Malaysia.

Michael Coomer, Group Executive, Business and Technology Solutions and Services, CEng, GradDipDigitalComms, AMP (Harvard), SF Fin, FAIM, ATS, MAICD. Age 53

Michael joined Westpac in January 2002 and is responsible for information technology, outsourcing governance, banking operations and back office functions and corporate services (including fraud, anti-money laundering and security). Michael has over 30 years of experience at the forefront of information technology, having had associations in the telecommunications, financial services, aerospace and defence industries, primarily in senior executive roles.

Michael Pratt, Group Executive, Business and Consumer Banking, CBkg, GradDipOrgBeh, AMP (Harvard), SF Fin, FAIM, FAHRI, MAICD. Age 53

Mike joined the Westpac executive team in April 2002 as Group Executive for New Zealand and Pacific Banking. In August 2002, he was appointed Group Executive, Business and Consumer Banking for Australia. Mike has had an extensive career in retail banking and was previously CEO, Australian Financial Services, National Australia Bank and CEO Bank of New Zealand. Mike is also a director of MasterCard Asia Pacific Regional Board.

Ann Sherry AO, Group Executive, New Zealand and Pacific Banking, BA, GradDipIR, MAICD, SF Fin, FIPAA. Age 52

After joining Westpac in 1994, Ann headed Human Resources for the institutional and international bank and subsequently led a team driving the merger with the Bank of Melbourne. She later became CEO, Bank of Melbourne. Ann was appointed Group Executive, Human Resources in 2000. In October 2002, she was appointed CEO of Westpac New Zealand and Group Executive, New Zealand and Pacific Banking. Ann also has had extensive experience in government at a senior level.

Rob Whitfield, Group Executive Risk, BCom, GradDipBanking, GradDipFin, AMP (Harvard). Age 42

Rob joined Westpac as a graduate in 1986, where he gained broad experience across most financial markets products. After completing time in both New York and London, Rob joined Group Treasury in 1993 and was appointed Group Treasurer in 2000. Rob became Chief Risk Officer in 2004 and joined the executive team in December 2005. His responsibilities include credit, market and operational risk, compliance, legal and secretariat.

Additional information

Our Constitution

Overview

We were incorporated in 1850 under the Bank of New South Wales Act, a special piece of legislation passed by the New South Wales Parliament at a time when there was no general companies’ legislation in Australia. On 23 August 2002, for the first time in our history, we became registered under the Corporations Act as a public company limited by shares. As part of the process of becoming a company regulated under the Corporations Act, shareholders adopted a new constitution at the AGM on 15 December 2000, which came into operation on 23 August 2002 and was subsequently amended by shareholders on 15 December 2005.

Our objects and purposes

Our constitution does not contain a statement of our objects and purposes. These were originally contained in the Bank of New South Wales Act of 1850, as amended. Now, as a company regulated by the Corporations Act we have the legal capacity and powers of an individual both within and outside Australia, and all the powers of a body corporate, including the power to issue and cancel shares and debentures, to distribute our property among our equity holders (either in kind or otherwise), to give security by charging our uncalled capital, to grant a floating charge over our property and to do any other act permitted by any law.

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

Our ACN is 007 457 141 and our ABN is 33 007 457 141.

Directors’ interest, powers re compensation, borrowing powers etc

a.                                       Under article 9.12 (a) of our constitution, subject to complying with the Corporations Act regarding disclosure of and voting on matters involving material personal interests, our Directors may:

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

Under the Corporations Act, however, a director who has a material personal interest in any matter to be considered at any board meeting must not be present while the matter is being considered or vote on the matter, unless the other directors resolve to allow that director to be present and vote or a declaration is made by the Australian Securities and Investments Commission permitting that director to participate and vote. These restrictions do not apply to a limited range of matters set out in section 191 of the Corporations Act where the director’s interest:

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

(vii)                           relates to any payment by the company or a related body corporate in respect of certain indemnities permitted by the Corporations Act or any contract relating to such an indemnity; or

(viii)                        is in a contract or proposed contract with, or for the benefit of, or on behalf of, a related body corporate and arises merely because the director is a director of that related body corporate. If, because of the interest of directors in a particular matter, the meeting is inquorate, the matter must be referred to shareholders and interested directors are entitled to vote on any proposal to requisition such a meeting.

b.                                      Under article 9.8 of our constitution, the aggregate annual amount to be paid to our Non-executive Directors must be approved by our shareholders. Once approved, that aggregate amount is paid to those Directors in such manner as the Board from time to time determines.

As described in paragraph (a), directors’ remuneration is one of the exceptions under section 191 of the Corporations Act to the prohibitions against being present and voting on any matter in which a director has a material personal interest.

c.                                       Article 10.2 of our constitution empowers our Directors, as a Board, to exercise all the powers of our company to borrow or raise money, to charge any property or business of our company or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of our company or of any other person. Such powers may only be changed by amending the constitution, which requires a special resolution (i.e. a resolution passed by at least 75% of the votes cast by members entitled to vote on the resolution and notice of which has been given in accordance with the Corporations Act).

Minimum number of directors

At the annual general meeting of Westpac on 15 December 2005, our shareholders passed a special resolution to amend our constitution in order to remove the requirement to have a minimum number of seven directors and instead to be able to rely upon the provisions of the Corporations Act and applicable regulations from time to time. Currently the Corporations Act prescribes three as a minimum number of directors and APRA governance standards specify five as the minimum number of directors for APRA related entities. Westpac’s current number of directors are above these prescribed minimums.

Share rights

The rights attaching to our ordinary shares are set out in the Corporations Act and in our constitution, and may be summarised as follows:

a.             Profits and dividends

Holders of ordinary shares are entitled to receive such dividends on those shares as may be declared by our Directors from time to time. Dividends that are paid, but not claimed may be invested by our Directors for the benefit of the company until required to be dealt with inaccordance with any law relating to unclaimed monies.

Dividends are only payable out of our net profit. Subject to the Corporations Act, the constitution, the rights of persons (if any) entitled to shares with special rights to dividend and any contrary terms of issue of or applying to any shares, our Directors may determine that a dividend is payable, fix the amount and the time for payment and authorise the payment or crediting by our company to, or at the direction of, each shareholder entitled to that dividend.

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

The following restrictions apply to our ability to declare and/or pay dividends:

(i)                                     if the payment of the dividend would breach or cause a breach by us of applicable capital adequacy or other supervisory requirements of the APRA. Currently, one such requirement is that a dividend should not be paid without APRA’s prior consent if payment of that dividend, after taking into account all other dividends (if any) paid on our shares during the then current financial year, would cause the aggregate of such dividend payments to exceed our consolidated net income for that year, as reflected in our audited consolidated financial statements; and

(ii)           if, under the Banking Act 1959, we are directed by APRA not to pay a dividend; and

(iii)          if the declaration or payment of the dividend would result in our becoming insolvent.

b.             Voting rights

Holders of our fully paid ordinary shares have, at general meetings (including special general meetings) one vote on a show of hands and, upon a poll, one vote for each fully paid share held by them.

c.             Voting and re-election of Directors

Under our constitution, at each AGM one-third of our Directors (or if their number is not a multiple of three, the number nearest to one-third) and any other Director who has held office for three years or more since the Director’s last election, must retire from office. In determining the number of Directors to retire, no account is to be taken of a Director who holds office in order to fill a casual vacancy or the Managing Director. A retiring Director holds office until the conclusion of the meeting at which that Director retires but is eligible for re-election at the meeting.

Under the listing rules of the Australian Stock Exchange Limited, no executive and non-executive director of a listed entity, apart from the managing director, may continue to hold office, without offering himself or herself for re-election, past the third AGM following their appointment or three years, whichever is the longer.

Under the Corporations Act, the election or re-election of each director by shareholders at a general meeting of a public company must proceed as a separate item, unless the shareholders first resolve that the elections or re-elections may be voted on collectively. Such a resolution is effective only if no votes are cast against that resolution. Any resolution electing or re-electing two or more Directors in contravention of this requirement is void.

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

Variation of rights attaching to our shares

Under the Corporations Act, unless otherwise provided by the terms of issue of a class of shares, the terms of issue of a class of shares in the company can only be varied or cancelled in any way by a special resolution of our company and with either the written consent of our shareholders holding at least three quarters of the votes in that class of shares or with the sanction of a special resolution passed at a separate meeting of the holders of that class of shares.

Convening general meetings

Under our constitution, our Directors may convene and arrange to hold a general meeting of our company whenever they think fit and must do so if required to do so under the Corporations Act. Under the Corporations Act, our Directors must call and arrange to hold a general meeting of the company if requested to do so by our shareholders who hold at least 5% of the votes that may be cast at the special general meeting or 100 shareholders entitled to vote at the meeting. Shareholders who hold at least 5% of the votes that may be cast at a general meeting may also call and arrange to hold a general meeting of our company at their own expense.

At least 28 days notice must be given of a meeting of our shareholders. Written notice must be given to all shareholders entitled to attend and vote at the meeting. All ordinary shareholders are entitled to attend and, subject to the constitution and the Corporations Act, to vote at general meetings of our company.

Limitations on securities ownership

A number of limitations apply in relation to the ownership of our shares, and these are more fully described in the section of this Annual Financial Report ‘Limitations affecting security holders’.

Change in control restrictions

Restrictions apply under the Corporations Act, the Financial Sector (Shareholdings) Act 1998 and the Foreign Acquisitions and Takeovers Act 1975.

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

Under the Corporations Act, however, any person who begins or ceases to have a substantial holding of our shares must, within two business days, give us notice of that acquisition or disposal. A further notice must be given to us by a substantial shareholder within two business days if at any time there is an increase or decrease of 1% in their holding. Copies of these notices must also be given to the Australian Stock Exchange Limited. A person will have a substantial holding of our shares if the voting rights attaching to our shares in which that person and their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. For more details, refer to the section ‘Corporations Act 2001’.

We have a statutory right under the Corporations Act to trace the beneficial ownership of shares held by any shareholder, by giving a direction to that shareholder requiring disclosure to us of, among other things, the name and address of each other person who has a relevant interest in those shares, the nature and extent of that interest and the circumstances that gave rise to that other person’s interest. Such disclosure must, except in certain limited circumstances, be provided within two business days.

Documents on display

We are subject to the disclosure requirements of the US Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file Annual Financial Reports and furnish other information to the United States SEC. These materials, including this Annual Financial Report on Form 20-F and the exhibits thereto, and other information furnished by us, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at ‘www.sec.gov’ that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Since April 2002, we have filed our reports on Form 20-F and have furnished other information to the SEC in electronic format which may be accessed through this web site.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this annual report on its behalf.

WESTPAC BANKING CORPORATION

By: Manuela Adl

Authorised Representative
Dated 2 November 2006

Item 19. Exhibits Index

1.	Constitution (as amended) incorporated by reference to our Form 6-K filed on 19 December 2005.

4(c).1	Service Agreement between Westpac Banking Corporation and Director, incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2001.

4(c).2	Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2001.

4(c).3	Westpac General Management Share Option Plan Rules amended on 6 February 2006.

4(c).4	Westpac Employee Share Plan (WESP) – Stage One Regulations and Rules for Participation amended on 11 December 2002.

4(c).5	Senior Officers’ Share Purchase Scheme Rules amended 6 February 2006.

4(c).6a

Employment Agreement between Westpac Banking Corporation and Michael Coomer dated 23 July 2002 incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2002.

4(c).6b

Description of amendment to the Employment Agreement between Westpac Banking Corporation and Michael Coomer during 2003/2004 incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2004.

4(c).7

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

4(c).9

Employment Agreement between Westpac Banking Corporation and David Morgan dated 14 August 2003 incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2003.

4(c).10

Securities Agreement between Westpac Banking corporation and David Morgan dated 14 August 2003 incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2003.

4(c).11

Securities Agreement between Westpac Banking Corporation and David Morgan dated 19 December 2001 incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2004.

4(c).12	Westpac Banking Corporation Performance Plan Rules amended on 10 October 2006.

4(c).13	Westpac Banking Corporation Employee Share Plan Rules incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2003.

4(c).14	Westpac Banking Corporation Deferral Share Plan Rules incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2003.

4(c).15	Employment Agreement between Westpac Banking Corporation and Rob Coombe dated 6

October 2004, incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2005.

8.	List of controlled entities – refer note 42 to the financial statements in this Annual Financial Report.

11.	Code of ethics as amended in 2006.

12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.

13.	Certifications pursuant to 18 U.S.C. Section 1350.

15.	Auditors consent dated 2 November 2006.

Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Financial Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.