Form 20-F
period 2007-09-30
WESTPAC BANKING CORP
filed 2007-11-08
CIK 719245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2007

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

275 Kent Street, Sydney, NSW 2000, Australia
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares	Listed on the New York Stock Exchange, not for trading, but only in connection with the registration of related American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.
American Depositary Shares, each representing the right to receive five ordinary shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 4.625% Subordinated Notes Due 2018

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares                                                                         1,865,087,604 fully paid

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

Yes ☐    No ☒

2007 Annual Report

Contents

Annual Report
Form 20-F cross-reference index	2
Guide 3 cross-reference index	3
Section 1	5
Information on Westpac	8
Corporate governance	17
Directors’ report	33
Directors and Group Executives	55
Section 2	59
Three year summary	60
Financial review	61
Key information	61
Overview of performance	67
Income statement review	68
Balance sheet review	74
Asset quality	75
Business group results	77
Liquidity and funding	83
Capital resources	86
Risk management	88
Additional financial information (prepared in accordance with AGAAP)	93
Selected consolidated financial and operating data	93
Section 3	101
Financial report	101
Section 4	233
Shareholding information	234
Additional information	240
Glossary of abbreviations	246

In this Annual Report references to ‘Westpac’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation ABN 33 007 457 141. References to ‘Westpac’, ‘Group’, ‘we’, ‘us’ and ‘our’ under all sections of this report include Westpac Banking Corporation and its subsidiaries unless they clearly mean just Westpac Banking Corporation.

Information contained in or otherwise accessible though the web sites mentioned in this Annual Report does not form part of the report unless we specifically state that the information is incorporated thereby forming part of the report. All references in these reports to web sites are inactive textual references and are for information only.

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission)

20-F item number and description		Page
Part I
Item 1.	Identity of directors, senior management and advisers	Not applicable
Item 2.	Offer statistics and expected timetable	Not applicable
Item 3.	Key information
	Selected financial data	7, 9, 61-63
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	64-65
Item 4.	Information on Westpac
	History and development of Westpac	8, 11-12
	Business overview	8, 10-15
	Organisational structure	8, 201-205
	Property, plant and equipment	11-12
Item 4A.	Unresolved staff comments	Not applicable
Item 5.	Operating and financial review and prospects
	Critical accounting estimates	65-66
	Operating results	67-73, 77-83
	Liquidity and capital resources	83-87
	Research and development, patents, licences etc.	Not applicable
	Trend information	67-83
	Off-balance sheet arrangements	84
	Tabular disclosure of contractual obligations	85
	Safe harbor	6
Item 6.	Directors, senior management and employees
	Directors and senior management	18-21, 33-34, 55-57
	Compensation	14-15, 42-53, 207-211
	Board practices	18-29
	Employees	14
	Share ownership	30, 32, 42-53, 207-211
Item 7.	Major equity holders and related party transactions
	Major equity holders	234-236
	Related party transactions	66, 206
	Interests of experts and counsel	Not applicable
Item 8.	Financial information
	Consolidated statements and other financial information	9, 61-63, 67-83
	Significant changes	12
Item 9.	The offer and listing	236
Item 10.	Additional information
	Share capital	Not applicable
	Memorandum and articles of association	240-242
	Material contracts	None
	Exchange controls	237-238
	Taxation	238-239
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	242
	Subsidiary information	Not applicable
Item 11.	Quantitative and qualitative disclosures about market risk	88-92
Item 12.	Description of securities other than equity securities	Not applicable
Part II
Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable
Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
Item 15.	Controls and procedures	92, 229
Item 16A.	Audit committee financial expert	22-23
Item 16B.	Code of ethics	29-30
Item 16C.	Principal accountant fees and services	66, 193
Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable
Item 16E.	Purchases of equity securities by the issuer and affiliated purchasers	87, 155, 166
Part III
Item 17 & 18	Financial statements	101-227
Item 19.	Exhibits
Consolidated income statements for the years ended 30 September 2007, 2006 and 2005		103
Consolidated balance sheets as at 30 September 2007 and 2006		104
Consolidated statements of recognised income and expense for the years ended 30 September 2007, 2006 and 2005		105
Consolidated statements of cash flows for the years ended 30 September 2007, 2006 and 2005		106
Notes to the financial statements		107-227
Management’s report on the internal control over financial reporting		229
Report of independent registered public accounting firm		230-231

Guide 3 cross-reference index

Page
Part I Distribution of assets, liabilities and stockholders’ equity: Interest rates and interest differential
Average balance sheets	62, 173-176
Analysis of net interest earnings	68, 69, 173-176
Volume and rate movement	173-176
Part II Investment portfolio
Book value of investments	Not applicable
Maturity profile	128
Book value and market value > 10% of shareholders’ equity	127
Part III Loan portfolio
Types of loans	130
Maturities and sensitivities of loans to changes in interest rates	131
Risk elements
Non-accrual, past due and restructured loans	136
Potential problem loans	Not applicable
Foreign outstandings	89
Loan concentrations	127
Other interest bearing assets	141
Part IV Summary of loan loss experience
Analysis of the allowance for loan losses	133-135
Allocation of the allowance for loan losses	133-135
Part V Deposits	142-143
Part VI Return on equity and assets	60, 63
Part VII Short-term borrowings	150

[THIS PAGE INTENTIONALLY LEFT BLANK]

Section 1

Information on Westpac

Corporate governance

Directors’ report

Directors and Group Executives

Disclosure regarding forward-looking statements

This Annual Report contains statements that constitute ‘forward-looking statements’ within the meaning of section 21E of the US Securities Exchange Act of 1934. The US Private Securities Litigation Reform Act of 1995 provides a ‘safe harbor’ for forward-looking information to encourage companies to provide prospective information about themselves without fear of litigation so long as the information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in the information.

Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. We use words such as ‘may’, ‘expect’, ‘intend’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, or other similar words to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of the risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from the plans, objectives, expectations, estimates and intentions described in this Annual Report as anticipated, believed, estimated, expected or intended.

The factors that may impact on forward-looking statements made by us include:

•      inflation, interest rate, exchange rate, market and monetary fluctuations;

•      market liquidity and investor confidence;

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

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us, refer to the section on ‘Risk factors’ in this Annual Report. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events.

We are under no obligation, and do not intend, to update any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise, after the date of this Annual Report.

Financial information

We adopted the requirements of the Australian Equivalents to International Reporting Standards (A-IFRS) for the first time in preparing financial statements for the year ended 30 September 2006. Westpac applied the transition rules upon first time adoption of A-IFRS. Although the 2005 financial information was restated under A-IFRS, exemptions were available from restating financial instruments and insurance related assets and liabilities. Financial instruments and insurance related assets and liabilities were accounted for under A-IFRS from 2006. The financial statements and other financial information for the years ended 30 September 2007, 2006 and 2005 included elsewhere in this Annual Report, unless otherwise indicated, have been prepared and presented on this basis.

Previously published financial statements for our financial year ended 30 September 2005, as well as all prior financial periods, were prepared in accordance with accounting principles generally accepted in Australia at the time those financial statements were prepared (AGAAP). A-IFRS differs in certain material respects from AGAAP and, accordingly, financial statements for our financial years ended 30 September 2007, 2006 and 2005 prepared in accordance with A-IFRS are not comparable to the financial statements for 2005 and prior years prepared in accordance with AGAAP.

Under applicable United States (US) disclosure requirements, we are required to include in this Annual Report certain financial and operating data covering a period of five years. Due to the transition to A-IFRS, such information prepared in accordance with A-IFRS is only available for the financial years ended 30 September 2007, 2006 and 2005. Accordingly, we have included in a separate section of this Annual Report under the caption ‘Additional financial information’ required data as of and for the financial years ended 30 September 2005, 2004 and 2003 derived from our previously published financial statements prepared in accordance with AGAAP. Because this information was prepared in accordance with AGAAP, it is not comparable to such information derived from our financial statements prepared in accordance with A-IFRS. For a more complete understanding of the financial and operating data prepared in accordance with AGAAP, see our Annual Report for the financial year ended 30 September 2005, a copy of which is available on our web site at ‘www.westpac.com.au’ or on the web site maintained by the US Securities and Exchange Commission (SEC) at ‘www.sec.gov’.

Currency of presentation, exchange rates and certain definitions

‘Financial statements’ means our audited consolidated balance sheet as at 30 September 2007 and 30 September 2006 and consolidated income statement, cash flows and recognised income and expense for each of the three years ended 30 September 2007, 2006 and 2005 together with accompanying notes which are included in this Annual Report.

We publish our consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ ‘or NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of A$1.00 = US$0.8855, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’) as of 28 September 2007. Unless otherwise stated, the translation of Australian dollars into NZ dollars has been made at the rate of A$1.00 = NZ$1.1672 (2006 NZ$1.1446), being the closing spot exchange rate on 28 September 2007 used in the financial statements. Refer to ‘Exchange rates’ for information regarding the rates of exchange between the Australian dollar and the US dollar for the financial years ended 30 September 2003 to 30 September 2007 and for the period to 23 October 2007.

Our financial year ends on 30 September. As used throughout this Annual Report, the financial year ended 30 September 2007 is referred to as 2007 and other financial years are referred to in a corresponding manner.

Any discrepancies between totals and sums of components in tables contained in this Annual Report are due to rounding.

Exchange rates

For each of the years indicated, the high, low, average and year end Noon Buying Rates for Australian dollars were:

Year ended 30 September	2008(1)	2007	2006	2005	2004	2003
	(US$per A$1.00)
High	0.9043	0.8855	0.7781	0.7974	0.7979	0.6823
Low	0.8785	0.7434	0.7056	0.7207	0.6395	0.5422
Average(2)	n/a	0.8163	0.7473	0.7685	0.7287	0.6167
Close (on 28 September)(3)	n/a	0.8855	0.7461	0.7643	0.7244	0.6797

For each of the months indicated, the high and low Noon Buying Rates for Australian dollars were:

Month	October 2007(1)	September 2007	August 2007	July 2007	June 2007	May 2007

High	0.9043	0.8855	0.8618	0.8841	0.8491	0.8348
Low	0.8785	0.8157	0.7860	0.8509	0.8313	0.8190

(1)   Through to 23 October 2007. On 23 October 2007, the Noon Buying Rate was A$1.00 = US$0.8943.

(2)   The average is calculated by using the average of the exchange rates on the last day of each month during the period.

(3)   The Noon Buying Rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. Refer to Note 1(a)(v) to the financial statements.

Information on Westpac

We are one of the four major banking organisations in Australia and, through our New Zealand operations, we are also one of the largest banking organisations in New Zealand. We provide a broad range of banking and financial services in these markets, including retail, commercial and institutional banking and wealth management services.

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

We have branches, affiliates and controlled entities(1) throughout Australia, New Zealand and the Pacific region and maintain offices in some of the key financial centres around the world. As at 30 September 2007, our market capitalisation was $53.2 billion(2) and we had total assets of $374.8 billion. Our operations comprise five key areas of business, through which we serve approximately 7.1 million customers(3). These five areas of business are:

•      Business Financial Services: responsible for sales, service and product development for small and medium sized business customers in Australia. It also has responsibility for group-wide working capital and specialised trade solutions operations and the management of our third party business product relationships;

•      Consumer Financial Services: responsible for sales, services and product development for our consumer customers across Australia and manages third party consumer product relationships and the retail branch operations in Hong Kong and Singapore;

•      BT Financial Group Australia: comprises our asset accumulation, investment management and life insurance operations in Australia. Wealth Management designs, manufactures and services financial products to enable customers to build, manage and protect their wealth. These products include managed investments (mutual funds), superannuation (pensions), life insurance, income protection, discount securities broking, margin lending, client portfolio administration (Wrap) platforms and portfolio management and administration of corporate superannuation. We also provide custody and settlement services to institutional customers and fund managers;

•      Westpac Institutional Bank (WIB): provides financial services to the corporate and institutional customer base, assisting and advising in the management of cash, funding, capital and market risk for companies and institutions in Australia and New Zealand; and

•      New Zealand Banking: provides a full range of retail and commercial services to customers throughout New Zealand.

Business strategy

Our ambition is to support our customers in achieving their financial aspirations and see each generation of Australians and New Zealanders live better than the last. Our vision is to be a great Australasian company.

We intend to deliver on our vision by fulfilling our service promise to customers. We are focusing on customers in our core markets of Australia, New Zealand, and the near Pacific region.

Our customer centric strategy is focused on:

•      developing a deep understanding of our customers’ needs;

•      providing value-added solutions that meet these needs; and

•      building long-term, multi-product relationships with our customers.

Overall, we invest in sectors where:

•      there is strong growth;

•      we can, or do, hold strongly competitive positions;

•      there are good opportunities for differentiation; and

•      we have, or can attract, the talent required to succeed.

We believe that superior execution of our strategy at all points in the service-value chain can differentiate us from our competitors. To achieve this we are a company that:

•      values teamwork, integrity and achievement;

•      prides itself on superior execution of our customers’ business;

•      is committed to its people; and

•      is committed to creating a sustainable future.

In realising our strategy, we are therefore seeking to continuously improve or maintain a leading position in:

•      employee commitment(4);

•      customer satisfaction and advocacy;

•      shareholder returns(5); and

•      corporate responsibility ratings(6).

(1)	Refer to Note 42 to the financial statements for a list of our controlled entities as at 30 September 2007.
(2)	Our market capitalisation is based on the closing share price of our Ordinary Shares on the Australian Securities Exchange as at 30 September 2007.
(3)	All customers, primary and secondary, with an active relationship (excludes channel only and potential relationships).
(4)	As measured in the Staff Perspectives Survey by International Survey Research.
(5)	Total shareholder returns (TSR) measured by Link Market Services Limited.
(6)	As measured by the Dow Jones Sustainability Index, Australian Corporate Responsibility Index and Governance Metrics International.

Information on Westpac

There are four main areas of focus in our overall strategic plan:

(i)    Investing in major growth sectors:

•      Superannuation: where BT Financial Group and the ‘new’ Westpac Institutional Bank businesses (those focused on investment product opportunities) and the integration of wealth and banking in our branch network and business centres are creating a broadly based capability to capture long run growth in this sector; and

•      Business Banking: where we believe we have the opportunity to build the Number 2 business bank in Australia, winning back a traditionally strong position for Westpac.

(ii)   Progressively crafting a more growth focused portfolio:

•      over time identifying businesses in our portfolio with strong growth prospects moving them to a higher growth trajectory and translating that into higher earnings.

(iii)  Transforming our branch and online network for success in an increasingly crowded market:

•      building a much stronger customer relationship focus;

•      properly integrating wealth and business banking;

•      providing more opportunity for our people;

•      providing much greater coverage of Australian markets; and

•      considerably reducing our product manufacturing and servicing costs.

(iv) Backing these strategies with a strong focus on:

•      culture and leadership, especially front line leadership;

•      improving our people and performance management process;

•      building employee commitment; and

•      improving our process management and execution skills.

We have confidence that our track record of executing strategies, our direct approach to addressing challenges, and our pursuit of significant growth opportunities will allow us to continue to succeed and grow in the dynamic, competitive Australasian financial services industry.

The following tables present, for each of our five key areas of business, the net profit attributable to equity holders for, and total assets at the end of the financial years ended 30 September 2007, 2006 and 2005. Refer to Note 36 to the financial statements for detailed financial disclosure of our geographic and business segments.

Net profit attributable to our equity holders(1)

Years ended 30 September	2007	2006	2005
	$m	$m	$m
Business Financial Services	975	880	822
Consumer Financial Services	951	787	615
BT Financial Group Australia	417	339	309
Westpac Institutional Bank	610	525	505
New Zealand Banking	411	417	399
Other(2)	87	123	48
Net profit attributable to equity holders of Westpac Banking Corporation	3,451	3,071	2,698

Assets

As at 30 September	2007	2006	2005
	$bn	$bn	$bn
Business Financial Services	55	47	41
Consumer Financial Services	136	121	109
BT Financial Group Australia	22	19	17
Westpac Institutional Bank	76	57	47
New Zealand Banking	38	34	31
Other(2)	49	22	21
Total assets	376	300	266

(1)   Internal charges and transfer pricing adjustments have been reflected in the net profit reported for each of our business groups.

(2)   Other includes the results of Business and Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions.

Business Financial Services

Business Financial Services (BFS) is responsible for sales, servicing and product development for our Small to Medium Enterprise customers within Australia. Sales and servicing activities are conducted by specialised relationship managers with the support of Cash Flow, Financial Markets and Wealth specialists via the branch network, commercial banking centres, internet and telephone channels. BFS also develops and manages business lending and deposit products and working capital and trade solutions for all Westpac customers.

We are a major lender in the business finance market in Australia. In the year ended 30 September 2007, our total lending portfolio increased by 16% to $53.3 billion (2006 $45.7 billion) with term lending increasing 18%; bill acceptances increasing 18%; and equipment finance increasing 10%. The balance of the portfolio comprises revolving cash management facilities and trade finance.

We have a significant presence in the retail deposits and working capital market in Australia. In the year ended 30 September 2007 our total deposits increased by 15% to $51.5 billion (2006 $44.8 billion). Retail deposit products increased by 15% to $33.2 billion (2006 $28.7 billion) and working capital products increased 14% to $18.3 billion (2006 $16.1 billion).

Consumer Financial Services

Consumer Financial Services (CFS) is responsible for retail bank operations branded ‘Westpac’ across Australia. CFS is responsible for servicing and product development for our consumer customers within Australia. Activities are conducted via our nationwide network of branches (825 including in-store branches as at 30 September 2007), Home Finance Managers (HFMs), specialised consumer relationship managers, call centres, automatic teller machines (ATMs) and internet banking services. CFS includes the management of our third party consumer product relationships and also includes our retail branch operations in Hong Kong and Singapore. Our front line staff provide sales and service-related functions to customers for a broad range of financial products, including savings and cheque accounts, demand and term deposits, credit cards, and personal and housing loans. A significant portion of our housing finance sales are through independent mortgage brokers. In the year ended 30 September 2007, approximately 38% (2006 38%) of mortgage loan drawdowns were arranged via this channel.

We are a significant lender in the housing finance market in Australia. In the year ended 30 September 2007, our residential mortgage loan portfolio increased 12% to $125.6 billion (2006 $111.9 billion) (inclusive of securitised loans) from 30 September 2006, with variable interest rate loans comprising 80% of the portfolio. In addition, we are a major provider of credit card finance in Australia. Our total credit card outstandings as at 30 September 2007 increased by 9% to $7.3 billion (2006 $6.7 billion).

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

Our retail, institutional and wholesale Funds Under Management (FUM) totalled $41.3 billion (2006 $39.0 billion) and Funds Under Administration (FUA) totalled $46.2 billion (2006 $40.4 billion) as at 30 September 2007.

Our Wrap product reached $38.3 billion in FUA as at 30 September 2007, and with an increase of 44% on 2006, continues to be one of our fastest growing products. According to the latest Morningstar data as of 30 June 2007, we were second in market share with 13% of the platforms (including wrap) market in Australia over the June 2007 quarter.

Corporate Superannuation FUA increased by 17% during the financial year ended 30 September 2007 to $6.1 billion.

Margin Lending loan balances were $5.0 billion (2006 $3.7 billion) as at 30 September 2007, and we were ranked third(1) for Margin Lending in Australia with an estimated market share of 14%(2).

Our Life Insurance business held $288 million of in-force premiums as at 30 September 2007, and, for the year ended June 2007 was ranked seventh for new business in Australia with an estimated market share of 6% according to information published by Plan for Life.

In August 2007, Westpac announced that it intended to transfer its investment management business to a separate legal entity and to sell a portion in an initial public offering (refer to Significant developments - BT Investment Management Business).

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

Capital Markets

•      debt securities

•      securitisation

•      hybrid and structured capital

•      project finance

•      loans and syndications

•      asset finance

Specialised Capital

•      alternative assets

•      structured products

•      institutional funds management

Transactional Services

•      domestic cash management and transactional services

•      working capital solutions

•      international cash management

•      international payments

(1)   Ranking data for margin lending is based on an internally generated estimate.

(2)   Excluding protected equity loans. Source Reserve Bank of Australia Market Share Report as at 30 June 2007.

Information on Westpac

Within the institutional banking sector in Australia, we are the current market leader in debt capital markets(1), syndications(2) and transactional banking(3). In the global financial markets, we primarily focus on Australian and New Zealand dollar-denominated financial products and risk management.

Our Institutional Bank supports our customers through branches and subsidiaries located in Australia, New Zealand, New York, London and Asia.

New Zealand Banking

We have a long commitment to New Zealand, dating from 1861 when we commenced operating in New Zealand as the Bank of New South Wales. Since 1 November 2006, our New Zealand banking business is conducted through both a branch and a separate New Zealand banking subsidiary, Westpac New Zealand Limited (WNZL) (4). WNZL was incorporated as a company under the NZ Companies Act 1993. It became a registered bank on 1 November 2006. WNZL provides financial services to consumers and to small, medium and corporate business customers, agricultural businesses, and property investment and development customers and consumer banking, while Westpac’s New Zealand branch operates our wholesale banking and financial markets businesses in New Zealand.

We are one of New Zealand’s largest banking organisations and provide a full range of retail banking, wealth management and business banking products and services to our 1.4 million New Zealand based customers. As at 30 September 2007, we had approximately: 5000 staff; 197 branches (including agency sites), 45 of the 197 branches are based in Auckland, the largest market in New Zealand; and 476 Westpac branded ATMs operating throughout the country.

We are the third(5) largest lender of housing finance in New Zealand. As at 30 September 2007, our mortgage loan portfolio was NZ$29.7 billion (A$25.4 billion) (2006 NZ$25.1 billion (A$21.9 billion)) including securitised loans of NZ$0.6 billion (A$0.5 billion) (2006 NZ$0.6 billion (A$0.5 billion)). In addition, we are a major provider of wealth management services, with NZ$1.9 billion (A$1.6 billion) (2006 NZ$1.9 billion (A$1.7 billion)) in FUM as at 30 September 2007.

We continue to implement a customer growth strategy based on product offerings that seek to meet our customers’ needs, more customer-facing staff in consumer and business banking, increasing our branch and ATM footprint in key strategic locations, and the implementation of new technology to assist our front line in providing high quality customer service.

Other

Business and Technology Solutions and Services

Business and Technology Solutions and Services (BTSS) provides functional infrastructure support to front line businesses and comprises the following areas: Operations, Information Technology, Sourcing, Group Property, Product and Channel Transformation (PCT), Risk, and Strategy.

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

•      PCT manages online banking facilities for our business, personal and private label customers.

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

Property

We occupy premises primarily in Australia, New Zealand and the Pacific Islands including 1,073 branches (2006 1,063) as at 30 September 2007. As at 30 September 2007, we owned approximately 4% of the premises we occupied in Australia and none in New Zealand. The remainder of premises are held under commercial lease with terms generally averaging five years. As at 30 September 2007, the carrying value of our directly owned premises and sites was approximately $81 million.

Westpac Place

On 7 March 2003, we executed an agreement to lease 74,000 m2 of office space with Leighton Properties Pty Limited in relation to new premises then being developed at the northern end of Darling Harbour near King Street in Sydney, Australia. Construction of the new premises was completed in 2006. The project resulted in the consolidation of our existing ten Sydney Central Business District offices into just two primary locations, being Westpac Place and our existing office at that time at 60 Martin Place.

The building at Westpac Place consists of two office towers of 21 and 32 levels linked by a common foyer and includes two levels of retail space, a retail branch, childcare facilities, an urban park, and both tenant and public parking. We have signed a 12 year lease on the building with three six year options to extend. The initial 12 year lease commitment commenced on completion of the licence period in November 2006 and is included in the lease commitment table in Note 38 to the financial statements.

Westpac Place is one of a portfolio of properties owned by the Westpac Office Trust (Trust). The Trust has assets under management totalling $1.2bn and its securities are listed on the Australian Securities Exchange.

Westpac Funds Management Limited, a wholly owned subsidiary of Westpac, is the Responsible Entity of the Trust.

(1)   No. 1 All Australian Debt (excl. self-funded transactions) (Thomson Financial, Jan-Sept 2007).

(2)   No. 1 Australian syndicated loans (Thomson Financial 2006, Jan-Sept 2007).

(3)   No. 1 lead domestic transactional bank (Peter Lee Associates Transactional Banking survey, Australia 2004-07).

(4)   Refer to discussion of the reorganisation of New Zealand operations under ‘Supervision and regulation - New Zealand’.

(5)   Based on Residential Mortgage holdings information in June 2007 General Disclosure Statements of major New Zealand banks.

Britomart

On 4 October 2006, we executed agreements to build and lease with members of the Britomart Group of companies in respect of approximately 16,000 m(2) of office space across two buildings to be developed at the eastern end of Britomart Precinct near Customs Street in Auckland, New Zealand. The project involves the fit out of the building and relocation of approximately 1,200 staff to the new site. This project will result in the consolidation of most of our existing Auckland and Wellington support and operations centres into just one location at Britomart (Charter House) in 2009. In addition, the New Zealand head office functions will move to an adjacent site (East 1Building) in 2011.

The new buildings consist of two retail/office buildings linked by a common foyer and include one level of retail space in each building and some tenant parking in the Charter House. We will sign a 12 year lease on Charter House and a ten year lease on the East 1 Building with two six year options to extend each lease. Options also exist to take additional space in the East 1 Building and in the adjacent East 2 Building. The Charter House is due to be delivered to Westpac in November 2008 and the East Building in October 2010 with Westpac to undertake its fitout. It is anticipated that Westpac will take a lease of the relevant buildings 150 days later.

Significant developments

BT Investment Management Business

Westpac announced to the market on 9 August 2007 that the BT investment management business would be amalgamated into one separate legal entity, BT Investment Management Limited (BTIM), and a portion would be sold off as part of an initial public offering. Westpac will retain 60% of the equity in BTIM, with the balance to be held by investment professionals employed by BTIM and other investors. Westpac is not transferring to BTIM BTFG’s other wealth management businesses, including financial advice, insurance, private banking and customer solutions (which is responsible for wrap platforms) and BTFG’s suite of retail investment, superannuation and retirement products.

Appointment of new CEO

On 17 August 2007, we announced that Gail Kelly has been appointed to be Westpac’s new Chief Executive Officer. Gail Kelly will join Westpac on 1 February 2008, succeeding David Morgan who has been Westpac’s CEO since March 1999. David has agreed to remain as CEO until Gail commences.

Proposed acquisition of RAMS franchise distribution business

On 2 October 2007, we announced that we had reached agreement to acquire the RAMS franchise distribution business for $140 million payable in cash. The business to be acquired includes the RAMS brand, franchise network and associated mortgage origination and servicing systems and contracts needed to run the distribution business. Acquiring the RAMS franchise network will provide a new growth option for Westpac. It will add an additional retail channel and extend Westpac’s retail footprint by more than 10% via an additional 92 stores operated by 53 franchisees. Westpac is not acquiring the ASX listed RAMS Home Loans Group Ltd or its existing mortgage book. Westpac, if various conditions are met, will fund up to $500 million of mortgages settled from 15 November 2007 until the formal completion of the acquisition. The acquisition requires the approval of RAMS’ shareholders. Subject to this, the proposed transaction is expected to be completed in early January 2008.

Delisting from Tokyo Stock Exchange

Westpac shares were de-listed from the Tokyo Stock Exchange in July 2007. The decision to de-list was taken due to the decline in shareholder numbers trading on the Tokyo Stock Exchange and the ease with which these shareholders can trade on either the Australian or New Zealand stock exchanges.

Outsourcing contracts

On 3 September 2006, Westpac entered into a three year agreement with Stream Solution (Holdings Pty Ltd) to provide Westpac’s end to end print management services.

On 1 December 2005, Westpac renewed its Managed Network Service agreement with Telstra Corporation for a further five year term. Under this agreement Telstra will provide voice, data and video services for corporate and retail banking in Australia and the Pacific Region.

On 4 February 2005, Westpac, in conjunction with the National Australia Bank and the Commonwealth Bank of Australia, entered into a 12 year arrangement with Fiserv Solutions Australia Pty Limited for the provision of voucher (cheque) processing services. As a result of this ‘utility’ style agreement, Westpac’s existing agreement with Unisys Payment Services Limited for cheque processing will be terminated progressively as services are transitioned to the new provider.

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

On 30 September 2002, Westpac entered into a ten year agreement with First Data Resources (FDR) Australia Limited to provide a managed service for our cards processing. This involves managing the application within the Westpac/IBM environment. FDR assumed responsibility for the Group’s Australasian cards processing in phases from October 2002. Westpac retains control of its cards sales, credit, collections and customer service functions.

On 1 October 2001, Westpac entered into a ten year agreement with EDS (Business Process Administration) Pty Limited whereby they will provide mortgage and other processing services in connection with the mortgage loan portfolio.

On 3 December 2000, Westpac entered into a ten year contract with IBM Global Services Australia relating to the management of the core banking technology operations in Australia, New Zealand and the Pacific Bank. The exact amount of the contract commitment is unable to be reliably measured as Westpac’s obligations are dependent upon business volumes over the period of the contract.

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

The New Zealand Commerce Commission issued proceedings on 9 November 2006 against Westpac’s New Zealand Branch (NZ Branch), Westpac New Zealand Limited and The Warehouse Financial Services Limited (members of the Westpac Group), Visa International, Cards NZ Limited, MasterCard International and all New Zealand issuers of Visa and MasterCard credit cards alleging that the setting of interchange rates and rules (relating to honour all cards, no surcharge, access and no discrimination) amount to price fixing or alternatively have the effect of substantially lessening competition in the New Zealand market in breach of the Commerce Act 1986. The proceedings seek to declare the conduct illegal and impose unspecified monetary penalties.

In addition, on 29 November 2006, a number of New Zealand retailers issued similar proceedings to the Commerce Commission (as described above) against the NZ Branch, Westpac New Zealand Limited, The Warehouse Financial Services Limited, Visa International, Cards NZ Limited, MasterCard International and New Zealand issuers of Visa and MasterCard credit cards. These proceedings also seek to declare the conduct illegal and an enquiry into damages. Any damages awarded, if any, would be in addition to any penalties imposed under the Commerce Act 1986 in the event the Commerce Commission is successful in the proceedings described above. On 16 October 2007, both proceedings (as described above) were discontinued against NZ Branch on the basis that the issues in the proceedings relate to assets and liabilities which vested in Westpac New Zealand Limited (also a defendant) on 1 November 2006. We are considering our position in relation to both proceedings and at this stage do not consider it necessary to raise a provision in relation to this matter.

New Zealand Inland Revenue Department Investigation

The New Zealand Inland Revenue Department (NZIRD) is reviewing a number of structured finance transactions undertaken in New Zealand and has issued amended reassessments in respect of nine transactions, three undertaken in the 1999 tax year, two undertaken in the 2000 tax year, two undertaken in the 2001 tax year and two undertaken in the 2002 tax year. The maximum potential tax liability reassessed for the 1999 year is NZ$18 million (A$15 million) (NZ$25 million (A$21 million) with interest), for the 2000 year is NZ$61 million (A$52 million) (NZ$85 million (A$73 million) with interest), for the 2001 year is NZ$90 million (A$77 million) (NZ$127 million (A$109 million) with interest) and for the 2002 year is NZ$108 million (A$93 million) (NZ$158 million (A$135 million) with interest. Interest for each year has been calculated to 30 September 2007.

The NZIRD is also investigating other transactions undertaken by the NZ Branch, which have materially similar features to those for which reassessments have been received. Should the NZIRD take the same position across all of these transactions, for the periods up to and including 30 September 2007, the overall primary tax in dispute will be approximately NZ$595 million (A$510 million) (this includes the amounts noted above). With interest this increases to approximately NZ$815 million (A$698 million) (calculated to 30 September 2007).

Proceedings disputing the reassessments with respect to the 1999, 2000, 2001 and 2002 tax years have been commenced. We are confident that the tax treatment applied in all cases is correct. A ruling was sought from the NZIRD on an initial transaction in 1999 which, following extensive review by the NZIRD, was confirmed in early 2001. The principles underlying that ruling are applicable to, and have been followed in, all subsequent transactions.

Competition

The Australian financial services market continues to change in response to evolving customer needs and competitive dynamics.

Customers are increasingly knowledgeable and active in managing their own financial affairs and are driving the demand for tailored and innovative solutions, as well as increasing expectations in regards to pricing and service. Specifically:

•      superannuation, a government-regulated mandatory retirement savings program for working Australians, with its multiple rule changes, is becoming increasingly important to customers, spurring the demand for quality financial advice and solutions; and

•      corporate and institutional customers continue to expand globally and, as a result, are increasing the complexity of their financial needs.

In a broadly supportive economic environment, the Australian financial services market continues to experience competitive pressures across all business segments:

•      newer entrants and regional banks are aggressively pursuing growth by initially targeting profitable niche segments and then broadening their offerings and geographic presence;

•      competitors are pricing aggressively to achieve growth, making margin decline across the sector likely to continue;

•      third party distributors, like mortgage and business lending brokers, have consolidated their position in the market;

•      corporate and institutional customers have access to finance from a range of sources, including global investment banks, which places pressure on pricing;

•      strong growth of Australia’s wealth industry is attracting a large variety of new players; and

•      advances in technology are reducing service delivery costs and improving customer convenience, thus reducing the need for ownership and control of all of the activities required to provide a financial service or product.

In New Zealand, we face competition principally from the locally incorporated subsidiaries of the other three major Australian banks. All the majors offer comprehensive financial services products to consumer, business and corporate customers throughout the country. In addition, there is competition from a number of smaller market participants that are focusing on niche opportunities within the retail and business sectors.

Economic outlook(1)

2007 was a strong year for Westpac. The Group has materially lifted revenue growth and all businesses are exhibiting good operational momentum going into 2008.

We have also continued to invest for growth, adding a further 800 employees, principally in the front-line, and boosting platform and product capabilities, including reshaping Australian superannuation through our innovative Super for Life product.

Looking ahead, the economic environment remains broadly supportive. We expect that the Australian economy will remain robust, underpinned by continuing strong demand, both domestically and internationally, and historically low unemployment. As a result, we expect that demand for credit will remain high with solid housing growth and continuing robust business investment. At the same time, legislative changes to retirement savings in Australia have provided a further boost to the wealth industry.

A key variable in the year ahead is the current dislocation of global capital markets. While we anticipate an easing in the tight liquidity conditions through 2008, some changes brought on by the fall-out of the US sub-prime market are structural and we believe that they will become a more permanent feature of financial markets.

In particular, we expect more differentiated pricing for risk. It is also likely that the business models of some market participants will be challenged by the tighter liquidity and the realignment of asset prices.

Our leading position in institutional banking and our balance sheet strength has already created opportunities and we expect this trend to continue in the coming year.

Westpac’s franchise health is also strong with record high employee commitment, improving customer satisfaction and our leadership in sustainability and governance.

Employees

The number of employees in each area of business as at 30 September(1):	2007	2006	2005
Business Financial Services	3,448	3,119	2,557
Consumer Financial Services	9,092	8,664	8,948
BT Financial Group Australia	3,005	2,895	2,696
Westpac Institutional Bank	1,683	1,558	1,528
New Zealand Banking	4,538	4,952	4,993
Business and Technology Solutions and Services	4,289	4,127	4,385
Pacific Banking	1,104	1,075	1,076
Head Office functions and other	859	834	955
Total employees	28,018	27,224	27,138

(1)   The number of employees includes core and implied full time equivalent (FTE) staff. Core FTE includes overtime and pro-rata part time staff. Implied FTE includes temporary and contract staff.

2007 v 2006

Total full time equivalent (FTE) employees increased 794 compared to 2006 to 28,018. This was largely driven by increases in customer serving employees across a number of businesses:

•      194 additional customer serving employees in BFS to drive growth and expand our representation in the business banking segment;

•      325 additional customer serving employees in CFS, including 150 within the Premium Financial Services segment and a 161 increase in branch staff;

•      69 new staff in BT Financial Group to support higher product growth and increased demand following changes to superannuation legislation; and

•      87 additional customer serving employees in Westpac Institutional Bank;

partially offset by:

•      a decline in FTE in New Zealand due to investment in business banking employees which was more than offset by productivity savings elsewhere in the business.

2006 v 2005

FTE increased 86 compared to 2005 to 27,224. We continued to realign our workforce, with additional customer serving employees to strengthen our network across a number of businesses, including:

•      440 additional customer serving employees in BFS, with a primary focus in business banking as we sought to increase our footprint in the market;

•      119 new staff in BTFG, primarily in the Advice network. We steadily increased the level of financial planners to take advantage of this growing market segment; and

•      22 additional business banking employees in our New Zealand operations as we looked to improve customer satisfaction and profitability of our branch network.

Increases in customer serving employees were partially offset by decreases in non-customer serving employees via increased efficiencies in our core and support processes:

•      efficiency and productivity gains in support areas saw FTE fall by 247 in Australia; and

•      declines in project resources as key projects such as Reach and Pinnacle neared completion.

FTE was also reduced by 65 due to the sale of our sub-custody business to HSBC with the majority of these employees relocating to HSBC.

We operate under a number of enterprise agreements which were certified by the Australian Industrial Relations Commission (AIRC) in 2002. These agreements have passed their nominal term however they remain in force until they are replaced or terminated by the AIRC. In the past, fixed pay

(1)   All data and opinions under ‘Economic outlook’ are generated by our internal economists.

increases were delivered to eligible employees through our enterprise agreements and despite not having a new agreement we paid a 4% increase to all eligible employees in October 2006. In March 2007, we introduced a new performance based approach to fixed pay for employees previously remunerated through our enterprise agreements. The first payment, which will be made in January 2008, will deliver an average performance based increase of 4% to eligible employees.

In New Zealand, we maintain both individual agreements with employees who are not union members and collective agreements with the Finance and Information Union (Finsec). The current collective agreement was ratified with a vote of more than 75% in favour, and came into effect on 1 May 2007; this agreement expires on 31 July 2008. Under the terms of settlement, a working party has been formed to enhance the pay and learning framework to provide more focus on competency in a given role as the means to progress through the pay scales. The new pay framework will be negotiated into the collective agreement during next year’s bargaining round.

There has been no industrial action in Australia and New Zealand in the financial year ended 30 September 2007. We continue to have a businesslike and professional relationship with the Finance Sector Union in Australia and Finsec in New Zealand.

Remuneration policies

The application of all remuneration practices across the Bank is consistent with the principles underlying our executive remuneration structures (refer to the remuneration report for further information), acknowledging the complexity and diversity of our businesses.

Fixed remuneration is market aligned, and reviewed annually with appropriate reference to our industrial agreements. Our employees have the opportunity to participate in short term incentive schemes, with specific reference to their role and to market competitiveness. A range of short term incentive schemes has been designed in recognition of our business needs - from highly formulated incentive schemes for roles with a strong sales focus, to discretionary arrangements for roles such as corporate support, based on performance against individual and business objectives.

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

During 2007 we introduced performance-based fixed pay increases for employees covered by our enterprise development agreement. Consistent with Westpac’s achievement culture, this change aims in particular to reward our high achievers.

We also changed our long term incentive award structure. From 2007 select senior employees below General Manager level receive Westpac securities which vest after a service requirement.

Group Executives and General Managers continue to receive performance securities which vest after a set period of service and subject to performance hurdles being met. However, from 2007 Group Executives, General Managers and other select employees will also be required to defer a portion of their short term incentive, receiving it as Westpac securities which vest after a service requirement.

The Board Remuneration Committee oversees the remuneration practices across our Group, and approves total expenditure for performance recognition.

Supervision and regulation

Australia

Within Australia we are subject to supervision and regulation by five principal agencies: the Australian Prudential Regulation Authority (APRA); the Reserve Bank of Australia (RBA); the Australian Securities and Investments Commission (ASIC); the Australian Securities Exchange (ASX); and the Australian Competition and Consumer Commission (ACCC).

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

The ASX operates Australia’s primary national market for securities issued by listed companies. Certain of our securities (including our ordinary shares) are listed on the ASX and we therefore have a contractual obligation to comply with the ASX Listing Rules that have statutory backing in the Corporations Act. Oversight of listed companies’ compliance with the ASX Listing Rules is shared between the ASX and ASIC.

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

It is a policy of the RBNZ that all systemically important banks must incorporate as a local entity rather than operate through a branch structure. Until 1 November 2006 we conducted our New Zealand business through a branch (NZ Branch), however, the NZ Branch was deemed to be a systemically important bank and therefore required to incorporate locally.

The RBNZ allows an overseas bank to operate in New Zealand as both a branch of its overseas parent and through a subsidiary. We have determined that this type of ‘dual registration’ is the most effective option for us to comply with RBNZ policy, while minimising disruption to the NZ Branch’s investors and customers.

Accordingly, we established Westpac New Zealand Limited to assume and carry on the New Zealand consumer and business banking operations of our NZ Branch. Westpac New Zealand Limited commenced operating as a registered bank under the Reserve Bank of New Zealand Act 1989 on 1 November 2006. The NZ Branch continues to operate in New Zealand, retaining the New Zealand wholesale and financial markets business.

The reorganisation of our business was facilitated by legislation, which was the only means by which our New Zealand consumer and business banking operations could be vested in the Bank efficiently, economically and without affecting the continuity of the provision of those banking services. The Westpac New Zealand Act 2006 provided for the vesting of designated NZ Branch assets and liabilities in Westpac New Zealand Limited on 1 November 2006.

The Banking Act 1959 (Australia) gives priority over our Australian assets to Australian depositors. Accordingly, unsecured creditors and depositors of the remaining NZ Branch will rank after our Australian depositors in relation to claims against Westpac Banking Corporation’s Australian assets.

Based on the statement of financial position as at 30 September 2007, the carrying value of the New Zealand assets of the NZ Branch of Westpac Banking Corporation was greater than its New Zealand deposit liabilities.

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

A federal branch must maintain, with a US Federal Reserve member bank, a capital equivalency deposit as prescribed by the US Comptroller of the Currency in an amount which is the greater of:

•      the amount of capital that would be required of a national bank organised at the same location; or

•      5% of the total liabilities (excluding, among other things, liabilities to affiliates and liabilities of any international banking facilities) of the federal branch.

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

Corporate governance

1.     Introduction

a)     Date of statement

This statement reflects our corporate governance framework, policies and procedures as at 1 November 2007.

b)     Access to information on the website

This corporate governance statement, and the following documents referred to in the statement, are available for viewing on our website in the corporate governance section (unless otherwise stated) at ‘www.westpac.com.au/corporateresponsibility’.(1)

Constitution and the Board

•      constitution;

•      Board charter;

•      Committee charters - Audit, Remuneration, Risk Management, Nominations and Corporate Responsibility and Sustainability Committees;

•      Board tenure policy;

•      Non-executive Director’s standard letter of appointment;

•      definition of independence;

•      current Committee membership;

•      principles for appointment of Directors to subsidiary companies;

•      Director appointment policy; and

•      checklist of compliance with ASX Limited Corporate Governance Council’s Principles and Recommendations.

Our principles

•      Principles for Doing Business;

•      Code of Conduct;

•      Conflicts of Interest policy; and

•      New Issues policy.

Other core operating principles and policies

•      summary of our Risk Management Framework and related policies

•      Insider Trading policy

•      Whistleblower Protection policy

•      Code of Accounting Practice and Financial Reporting

•      Market Disclosure policy

•      guidelines for appointment of PricewaterhouseCoopers for non audit services

2.     Our approach to corporate governance

a)     Framework and approach to corporate governance

Our approach to corporate governance is based on a set of values and behaviours that underpin everyday activities, ensure transparency and fair dealing, and protect stakeholder interests.

This approach includes a commitment to the highest standards of governance which our Board sees as fundamental to the sustainability of our business and performance.

In pursuing this commitment, the Board monitors local and global developments in corporate governance and their implications for us.

In Australia, we have taken into account the revised ‘Corporate Governance Principles and Recommendations’ published in August 2007 by the ASX Limited’s Corporate Governance Council (ASXCGC), and the Corporations Act 2001 (Corporations Act).

In the international arena, we have responded to a range of relevant corporate governance principles.

b)     Compliance with the ASXCGC’s Principles and Recommendations

The ASX Listing Rules require listed entities such as our company to include a statement in their Annual Report disclosing the extent to which they have followed the 27 ASXCGC Principles and Recommendations (ASXCGC’s Recommendations) during the reporting period, identifying any recommendations that have not been followed and providing reasons for that variance.

We believe that our governance practices comply with the ASXCGC’s Recommendations. A checklist summarising our compliance is on our website.

The revised ASXCGC’s Recommendations no longer require proposed equity-based incentive plans to be submitted to Shareholders, however, our 2002 equity-based reward plans were extensively disclosed to shareholders in the 2002 and subsequent years’ annual reports and are set out in detail in the Remuneration report and in the Financial statements.

(1)   Information contained in or otherwise accessible through the websites mentioned in the Annual Report does not form part of this report unless we specifically state that the information is incorporated by reference thereby forming part of the report. All references in these reports to websites are inactive textual references and are for information only.

3.     The Board of Directors

a)     Membership and expertise of the Board

Our Board has a broad range of relevant financial and other skills, experience and expertise. The current Board composition, with details of each Director’s background, is set out in the Directors’ report. The Board considers that collectively, Directors have the range of skills, experience and expertise necessary to govern Westpac. All Non-executive Directors have extensive experience of the social and environmental context in which the business operates which complements the extensive business experience of the Managing Director.

The Board’s approach to selection, performance evaluation and tenure of Directors is described in this statement.

ASXCGC’s Recommendations 2.6

b)     Board role and responsibility

The roles and responsibilities of the Board are formalised in the Board Charter. The Charter also defines the matters that are reserved for the Board and its Committees, and those that the Board has delegated to management.

In summary, the Board is accountable to shareholders for our performance, and the Board’s responsibilities include:

•      strategy - providing strategic direction and approving significant corporate strategic initiatives;

•      board performance and composition - evaluating the performance of Non-executive Directors, and determining the number and composition of our Board as well as making recommendations to shareholders for the appointment and removal of Directors;

•      leadership selection - selecting and evaluating the performance of the Chief Executive Officer (CEO), approving the appointments of Group Executives, the Chief Financial Officer (CFO), the General Manager Group Assurance and the Group Secretary;

•      succession planning - planning for Board and Executive succession;

•      remuneration - setting CEO and CFO remuneration and setting Non-executive Director remuneration within shareholder approved limits;

•      financial performance - approving our budget, monitoring management and financial performance and approving the dividend policy, amounts and timing of payments;

•      financial reporting - considering and approving our half-yearly and annual financial statements;

•      audit - selecting and recommending to shareholders the appointment of the external auditor. Determining the duration, remuneration and terms of appointment of the external auditor and evaluating its performance and ongoing independence. Maintaining a direct and ongoing dialogue with the external auditor;

•      risk management - approving our risk management strategy and various risk management frameworks and monitoring their effectiveness;

•      corporate responsibility - considering the social, ethical and environmental impact of our activities, setting standards and monitoring compliance with our responsibility policies and practices;

•      relationship with the exchanges and regulators, and continuous disclosure - maintaining a direct and ongoing dialogue with relevant regulators in Australia and offshore and ensuring that the market and our shareholders and other investors are continuously informed of material developments; and

•      internal governance - determining the scope of delegated authorities and approving policies for Non-executive director appointments to our controlled entities.

The Board has delegated a number of these responsibilities to its Committees. The responsibilities of these Committees are detailed in section 4 of this statement.

The Board has delegated to management, responsibility for:

•      strategy - developing and implementing corporate strategies and making recommendations on significant corporate strategic initiatives;

•      senior management selection - making recommendations for the appointment of senior management, determining terms of appointment, evaluating performance, and developing and maintaining succession plans for senior management roles;

•      financial performance - developing our annual budget and managing day-to-day operations within the budget;

•      risk management - maintaining effective risk management frameworks;

•      continuous disclosure - keeping the Board and market fully informed about material developments; and

•      corporate responsibility - managing day-to-day operations in accordance with standards for social, ethical and environmental practices, which have been set by the Board.

Highlights in 2007

•      the Board approved a Governance framework for Westpac and its subsidiaries within which Westpac’s existing governance policies operate, new policies can be created and implemented. The Governance framework also provides a basis on which subsidiary entities will operate and report to the Board.

ASXCGC’s Recommendation 1.1

c)     Board size and composition

The Board considers that the optimum number of Directors is between seven and nine, with Non-executive Directors comprising the majority of the Board.

There are currently six independent Non-executive Directors and one Executive Director on our Board. A further independent, Non-executive Director has been appointed and will join the Board in March, 2008. Our constitution sets a maximum of fifteen Non-executive Directors. In addition, up to three members of the Board may be Executive Directors. The Chairman of the Board is non-executive and independent of the role of the CEO.

The Nominations Committee assesses the Board composition and size and recommends to the Board changes to the Board composition and size. The Nominations Committee also assesses the skills required to discharge the Board’s duties, having regard to our business mix, financial position and strategic direction, including specific qualities or skills that the Nominations Committee believes are necessary for one or more of the Directors to possess.

ASXCGC’s Recommendations 2.1, 2.3 and 2.4

d)     The selection and role of the Chairman

The Board elects one of the independent Non-executive Directors to be Chairman. The Chairman’s role includes:

•      ensuring that Board members undertake appropriate induction covering the terms of their appointment, their duties and responsibilities;

•      providing effective leadership to the Board in relation to all Board matters;

•      representing the views of the Board to the public;

•      ensuring the Board meets at regular intervals throughout the year and that minutes of meetings accurately record decisions taken and, where appropriate, the views of individual Directors;

•      guiding the agenda and conduct of all Board meetings;

•      reviewing the performance of Non-executive Directors;

•      overseeing Non-executive Director and Chief Executive Officer succession; and

•      promoting constructive and respectful relations between Board and management.

The current Chairman, Edward (Ted) Alfred Evans, is an independent Non-executive Director. He has been a Director of the company since 5 November 2001 and Chairman since 1 April 2007. The Chairman is a member of each of the Audit and Risk Management Committees and is Chairman of the Nominations Committee.

ASXCGC’s Recommendation 2.2

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

In assessing independence, the Board considers whether the Director has a business or other relationship with the company, directly or as a partner, shareholder or officer of a company or other entity that has an interest, or a business or other relationship, with the company or another Group member.

Information about any such interests or relationships, including any related financial or other details, is assessed by the Board to determine whether the relationship could, or could reasonably be perceived to, materially interfere with the exercise of a director’s unfettered and independent judgement.

On appointment, each Director is required to provide information for the Board to assess and confirm their independence as part of their consent to act as a Director. Directors re-affirm their independence annually. All six Non-executive Directors are considered to be independent.

The Nominations Committee charter discloses a process for selection and appointment of new Directors and re-election of incumbent Directors.

ASXCGC’s Recommendations 2.1 and 2.6

f)      Avoidance of conflicts of interest by a Director

The Board is conscious of its obligations to ensure that Directors avoid conflicts of interest (both real and apparent) between their duties as Directors of Westpac and their other interests and duties.

All Directors are required to disclose any actual or potential conflict of interest on appointment as a Director and are required to keep these disclosures up to date.

Any Director with a material personal interest in a matter being considered by the Board must declare their interest and, unless the Board resolves otherwise, they may not participate in boardroom discussions or vote on matters in respect of which they have a conflict.

There are a range of policies that we maintain relating to the management of conflicts of interest, such as the ‘Conflicts of Interest’ and the ‘New Issues’ policies (see section 7e of this statement).

ASXCGC’s Recommendation 3.1

g)     Meetings of the Board and their conduct

The Board has scheduled meetings each year and meets whenever necessary between scheduled meetings to deal with specific matters needing attention.

The Chairman with input from the CEO and the Group Secretary establish meeting agendas for assessing our coverage of financial, strategic and major risk areas, throughout the year. The Directors have the opportunity to review meeting materials in advance. Directors are always encouraged to participate with a robust exchange of views and to bring their independent judgements to bear on the issues and decisions at hand.

The Board discusses a particular strategy topic at most Board meetings. In July each year, the Board meets to discuss our strategic plan and to set our overall strategic direction. The Board also conducts more formal workshops on specific subjects throughout the year in addition to the regular Board meetings.

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

Details of meetings attended by Directors during the 2007 year are reported in the Directors’ report.

Highlights in 2007

•      the Board has initiated a half year review of Westpac’s strategic options; and

•      recent and current Board papers can be distributed and accessed electronically.

h)     Succession planning

The Board considers Director succession in conjunction with the Nominations Committee. Together they are responsible for developing and implementing succession planning for Non-executive Directors, taking into account the challenges and opportunities facing us and the skills and expertise which are likely to be needed on the Board today and in the future.

The Board is responsible for CEO and CFO succession planning. The Board is actively involved with management succession.

The Board is responsible for approving the CEO financial and non-financial performance objectives and for evaluating the performance of the CEO against those objectives. The Board also oversees the process of objective setting for senior executives and monitors the performance of senior executives against those objectives.

ASX CGC’s Recommendation 1.2

Highlights in 2007

•      Leon Davis retired as Westpac’s Chairman and was succeeded by Ted Evans;

•      the Board considered CEO succession in detail, which culminated in the appointment of Gail Kelly to replace David Morgan who steps down as CEO in January 2008;

•      Helen Lynch retired as a Director;

•      Elizabeth Bryan was appointed as a Director; and

•      the Nominations Committee revised the principles which apply to the selection and appointment of directors to the boards of our subsidiaries.

i)      Review of Board and Committee performance

The Board undertakes ongoing self-assessment and review of its performance and of the performance of the Chairman, individual Directors and Board Committees.

The performance review process conducted in 2007 was facilitated externally and included interviews with Directors and written surveys of Directors, Group Executives and the Group Secretary & General Counsel. These reviews were wide-ranging and included, amongst other things, each Director’s contributions to Board discussions. The survey results are independently collated and the Chairman formally discussed the results with individual Directors and Committee chairs.

The Nominations Committee reviewed the results of the annual performance review of the Chairman without the Chairman being present.

ASXCGC’s Recommendations 2.5 and 2.6

j)      Nomination and appointment of new Directors

The Nominations Committee considers and makes recommendations for nominations of new Directors to the Board as a whole.

External consultants may from time to time be used to access a wide base of potential Directors. Those considered are assessed against a range of criteria including background, experience, professional skills and personal qualities. The Nominations Committee and the Board also consider whether a candidate’s skills and experience will complement the existing Board and whether the candidate has sufficient time available to commit themselves to their responsibilities as a Westpac Director.

New Directors receive a letter of appointment, which sets out their duties, the terms and conditions of appointment including expected term of appointment, remuneration and the expectations of the role. This letter conforms with ASXCGC’s Recommendations.

If the Board appoints a new Director during the year, that person will stand for election by shareholders at the next Annual General Meeting (AGM). Shareholders are provided with relevant background information on the candidates for election. The Nominations Committee reviews appointment criteria from time to time and makes recommendations concerning the re-election of any Director by shareholders.

The Board’s Director Appointment Policy details the policy and procedure for the nomination and appointment of new Directors and the reappointment of incumbent Directors.

ASXCGC’s Recommendation 2.4

k)     Term in office and retirement and re-election of Directors

At each AGM one-third of our Directors (excluding the CEO) and any Director who has held office for three or more years since their last election must retire. In addition, any Director who has been appointed during the year must stand for election at the next AGM. These are mandatory requirements in our Constitution.

Eligible Directors who retire as required may offer themselves for re-election by shareholders at the next AGM. Directors offering themselves for re-election are invited to give a short presentation to the AGM in support of re-election.

The Board has adopted a Tenure Policy which limits the number of terms of office that any Non-executive Director may serve. For Non-executive Directors (other than the Chairman) the maximum tenure is three consecutive terms or nine years from the date of first election by shareholders. For the Chairman the maximum tenure is four terms or twelve years (inclusive of any term as a Director prior to being elected as Chairman).

l)      Director education

All Directors on appointment are offered an induction program to help familiarise them with matters relating to our business, strategy and any current issues before the Board. The induction program includes meetings with the Chairman, the CEO, each Chairman of the respective Board Committees, each Group Executive, the Group Secretary & General Counsel and the Chief Strategy Officer.

The Board encourages Directors to continue their education by participating in formal workshops which are held regularly throughout the year and attending relevant site visits. Directors are also encouraged to undertake relevant external education where they wish to do so.

Our Group Secretary & General Counsel provides Directors with ongoing guidance on matters such as corporate governance, our Constitution and the law.

Highlights in 2007

•      the Board participated in workshops on our succession planning, organisational strategy, our financial results, Basel II requirements and Anti Money Laundering.

m)    Board access to information and advice

All Directors have unrestricted access to company records and information and receive regular detailed financial and operational reports from executive management to enable them to carry out their duties. Each Director enters into an Access and Indemnity Deed with the company to ensure seven year access to documents after their retirement as a Director.

The Chairman and other Non-executive Directors regularly consult with the CEO, the CFO, Group Executives, the Group Secretary & General Counsel, the General Manager Group Assurance, the Chief Operational Risk and Compliance Officer, the Chief Strategy Officer, and the General Manager Stakeholder Communications. In addition, Directors may consult with, and request additional information from, any of our employees.

The Board collectively, and each Director individually, has the right to seek independent professional advice, at our expense, to help them carry out their responsibilities. While the Chairman’s prior approval is needed, it may not be unreasonably withheld and, in the Chairman’s absence, Board approval may be sought.

ASXCGC’s Recommendation 2.1 and 2.6

n)     Company Secretary

Our company secretaries are Richard Willcock and Anna O’Connell. Richard Willcock is our Group Secretary & General Counsel. Anna O’Connell is Head of Group Secretariat.

Richard Willcock joined us in 1997 and was appointed to his present role in February 2003 with responsibility for the management and delivery of company secretarial, legal and governance advice and support to the Board, executive and business. Richard’s qualifications are LLB, BA (Hons), MBA and FCIS. In 2007, Richard was recognised by the inaugural Governance Professional with an ASX 100 Company award.

Prior to Richard’s current appointment he was General Manager Risk for BT Financial Group. Richard previously practised law in private practice from 1982 and was a partner at law firm Abbott Tout.

Anna O’Connell joined us in 2001 and was appointed to her current role in February 2006. Anna’s qualifications are B.Ec, Grad.Dip.(AppCorpGov) and FCIS. She has nine years experience as a company secretary in various large public companies.

Responsibilities for the secretariat function include providing advice to Directors and officers on corporate governance and regulatory matters, developing and implementing our governance framework and giving practical effect to the Board’s decisions.

All Directors have access to advice from the Group Secretary & General Counsel and Head of Group Secretariat at any time.

4.     Board Committees

a)     Board Committees and membership

We have five standing Board Committees. The Committee Charters describe their roles and powers, as approved by the Board.

The five Board Committees and their membership at 1 November 2007 are set out in the table below:

	Elizabeth	Gordon	David	Ted	Carolyn	David	Peter
	Bryan	Cairns	Crawford	Evans	Hewson	Morgan	Wilson
Audit Committee	✓	✓	Chair ✓	✓	✓		✓

Risk Management Committee	✓	✓	✓	✓	Chair ✓		✓

Nominations Committee		✓	✓	Chair ✓	✓		✓

Remuneration Committee		Chair ✓	✓		✓

Corporate Responsibility and Sustainability Committee	✓					✓	Chair ✓

Attendances of Directors at Committee meetings are set out in the Directors’ report.

Other Committees of the Board are established from time to time to consider matters of special importance or to exercise the delegated authority of the Board.

Highlights in 2007

•      Committee Membership was reviewed and updated where required to take into account Director and Committee workload.

ASXCGC’s Recommendations 2.6 and 4.4

b)     Committee Charters

The roles and responsibilities of each Committee are set out in the respective Committee Charters. Each year the Committee Charters are reviewed and where appropriate updated to take account of changes and other developments in the Committee’s area of responsibility.

c)     Committee procedures

Composition and independence of the Committees

Committee members are chosen for the skills, experience and other qualities they bring to the Committees. Four of the five Committees are required to be, and are currently, composed of only independent Non-executive Directors. The CEO is a member of the Corporate Responsibility and Sustainability Committee.

Operation of the Committees and reporting to the Board

During the year the Board Committees met quarterly and at other times as necessary. Each Committee is entitled to the resources and information it requires and has direct access to our employees and advisers. All Directors receive all Committee papers and can attend all Committee meetings, subject to there not being any conflict of interest. The CEO attends all Committee meetings, except where he has a material personal interest in a matter being considered. Senior executives and other selected employees are invited to attend Committee meetings as necessary.

How the Committees report to the Board

At the next Board meeting following each Committee meeting, the Board is given an oral report by the Chair of each Committee. In addition, all Committee minutes are tabled at Board meetings.

How Committees’ performance is evaluated

The performance of Committees is discussed and reviewed initially within each Committee and then reviewed as part of the Board’s performance review. The performance of each Committee member (other than the CEO) is evaluated as part of the annual peer review of each Director.

ASXCGC’s Recommendation 2.5

d)     Audit Committee

Role of the Committee

Our Board shares oversight responsibility for risk management between the Audit Committee and the Risk Management Committee.

The Audit Committee, oversees all matters concerning:

•      integrity of the financial statements and financial reporting systems;

•      making recommendations to the Board for the appointment of the external auditor;

•      external auditor’s qualifications, performance, independence and fees;

•      oversight and performance of the internal audit function; and

•      compliance with financial reporting and related regulatory requirements.

Integrity of the financial statements

The Audit Committee oversees the preparation of our financial statements. The Committee requires management to confirm that the accounting methods applied by management are consistent and comply with applicable accounting standards and concepts.

The Committee reviews and assesses:

•      any significant estimates and judgements in financial reports and monitors the methods used to account for unusual transactions;

•      the processes used to monitor and comply with laws, regulations and other requirements relating to external reporting of financial and nonfinancial information; and

•      the major financial risk exposures and the process surrounding the disclosures made by the CEO and CFO in connection with their personal certifications of the half-year and annual financial statements.

External audit

The Audit Committee makes recommendations to the Board concerning the appointment of our external auditor and approving the terms of engagement. The Committee reviews the performance and the independence of the external auditor. This evaluation includes an annual review of the external auditor’s internal quality control procedures, reviews of non-audit services which have been provided, consideration of any recent inquiry or investigation by governmental or professional authorities and the capabilities of the lead audit staff who work on our audit.

For permitted non-audit services, use of the external audit firm must be assessed in accordance with our pre-approval policy which is set out in section 5e.

The external auditor receives all Audit Committee papers and attends all meetings. The Committee meets with the external auditor without management being present and also meets with management without the external auditor being present. Committee members are able to contact the external auditor directly at any time.

Internal audit

The Audit Committee is responsible for making recommendations to the Board concerning the appointment and replacement of the General Manager Group Assurance (Head of Internal Audit) and reviews the internal audit responsibilities, budget and staffing. Periodically, the Audit Committee meets with the General Manager Group Assurance without management being present. The Audit Committee Chairman also meets separately with the General Manager Group Assurance.

Compliance with financial reporting and related regulatory requirements

The Audit Committee oversees our compliance with applicable financial reporting and related regulatory requirements.

The Audit Committee’s role includes regular discussions with:

•      members of the Risk Management Committee, the Chief Operational Risk and Compliance Officer, management and the external auditor about our major financial risk exposures and the steps management has taken to monitor and control such exposures;

•      the external auditor concerning their audit and any significant findings and the adequacy of management’s responses;

•      management and the external auditor concerning the half-yearly and annual financial statements, including disclosures in the ‘operating and financial review and prospects’ of the Annual Report;

•      management and the external auditor concerning any correspondence with regulators or government agencies and reports which raise issues of a material nature; and

•      the Group Secretary & General Counsel concerning any legal matters that may have a material impact on the financial statements and/or our compliance with financial reporting and related regulatory policies.

The Committee also monitors our procedures for the receipt, retention and treatment of financial complaints, including accounting, internal accounting controls or auditing matters and the confidential or anonymous reporting by employees of concerns regarding accounting or auditing matters.

Financial knowledge of Committee members

The Audit Committee includes members who have appropriate financial experience and an understanding of the financial services industry. All members of the Audit Committee satisfy the independence requirements under the ASXCGC’s Recommendations, the United States Securities Exchange Act of 1934 (as amended) and the rules of the New York Stock Exchange (NYSE).

The Board has determined that David Crawford, Chair of the Audit Committee, is an ‘audit committee financial expert’ and is independent as defined in the Listing Standards of the NYSE. David Crawford is not an auditor or an accountant with respect to the company, does not perform ‘field work’ and is not a full-time employee. Under the United States laws, an audit committee member who is designated as an ‘audit committee financial expert’ will not be deemed to be an ‘expert’ for any purpose other than as a result of being identified as an ‘audit committee financial expert’. Although the Board has determined that David Crawford has the requisite ‘financial expert’ attributes defined under the rules of the United States Securities and Exchange Commission (SEC), his responsibilities as an Audit Committee member are the same as those of other Audit Committee members.

The Audit Committee assesses the information provided by management and the external auditor. Management determines that our financial statements and disclosures are complete and accurate. The external auditor has the duty to plan and conduct audits.

Further information on audit governance and independence is included in section 5 of this statement.

ASXCGC’s Recommendations 4.1, 4.2, 4.3, and 4.4

Highlight in 2007

•      evaluation and approval of Ian Hammond who will succeed David Armstrong as the lead audit partner for PwC, Westpac’s independent auditor.

e)     Risk Management Committee

Role of the Committee

The Risk Management Committee oversees the risk profile and approves our risk management framework within the context of the risk-reward strategy determined by the Board. The determination of this strategy includes recommendations from the Risk Management Committee, CEO and senior management on the parameters of our risk-reward profile and appropriate strategy.

The Risk Management Committee monitors the alignment of our risk profile with our risk appetite as it is defined in the Board Risk Appetite Statement and with current and future capital requirements. The Committee oversees how we manage the risks which are relevant to our operations.

The Risk Management Committee:

•      reviews and approves the frameworks for managing our credit, market, liquidity, operational and compliance risk;

•      determines, approves and reviews the limits and conditions that apply to the taking of risk, including the authority delegated by the Board to the CEO, CFO and Chief Risk Officer;

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

From the perspective of specific types of risk, the Risk Management Committee role includes:

•      for credit risk - monitoring of the risk profile, performance and management of our credit portfolio and development and review of credit risk policies;

•      for market and liquidity risk - monitoring of the market risk profile, approving the Group Value at Risk and Net Interest Income at Risk limits and reviewing our funding plan and liquidity requirements;

•      for operational risk - monitoring of the operational risk profile, performance of operational risk management and controls and development and ongoing review of operational risk policies; and

•      for compliance risk - overseeing our compliance with applicable laws, regulations and regulatory requirements, reviewing and discussing with management and the external auditor any correspondence with regulators or government agencies and any published reports that raise material issues for us, and monitoring, where appropriate, complaints and whistleblower concerns.

The Risk Management Committee regularly updates the Board about its activities. It refers to the Audit Committee any matters that have come to its attention that are relevant to the Audit Committee and provides relevant periodic assurances to the Audit Committee.

ASXCGC’s Recommendations 7.1 and 7.2

Highlights in 2007

•      considered the requirements and changes under Basel II, including a review and approval of the Operational Risk Management Framework, and review of the Board Risk Appetite Statement and the Internal Capital Adequacy Assessment Process; and

•      ongoing consideration of the requirements and changes under the Anti-Money Laundering & Counter-Terrorism Financing legislation.

f)      Nominations Committee

Role of the Committee

The Nominations Committee assists the Board in fulfilling its oversight responsibility to shareholders. The Nominations Committee is responsible for:

•      developing and reviewing policies on Board composition, strategic function and size;

•      performance review process of the Board, its Committees and individual Directors;

•      succession planning for the Board including developing eligibility criteria for nominating Directors;

•      developing and implementing induction programs for new Directors and ongoing education for existing Directors;

•      recommending appointment of Directors to the Board;

•      considering candidates for appointment to the boards of relevant subsidiaries; and

•      reviewing our approach to corporate governance.

ASXCGC’s Recommendation 2.4

Highlight in 2007

•      reviewed the skills and experience required on the Board to assist with Board succession planning.

g)     Remuneration Committee

Role of the Committee

The Remuneration Committee assists the Board by reviewing and approving our remuneration policies and practices. The Remuneration Committee:

•      reviews and approves executive remuneration policy;

•      reviews and makes recommendations to the Board on corporate goals and objectives relevant to the CEO and the performance of the CEO in light of these objectives;

•      makes recommendations to the Board on the remuneration of the CEO;

•      makes recommendations to the Board on the remuneration of Non-executive Directors, taking into account the shareholder approved fee pool;

•      approves contracts and remuneration packages for positions reporting directly to the CEO;

•      considers and evaluates the performance of senior executives when making remuneration determinations and otherwise as required;

•      reviews and makes recommendations to the Board on equity-based plans;

•      approves all performance recognition expenditure; and

•      oversees general remuneration practices across the Group.

The Remuneration Committee also reviews and makes recommendations to the Board concerning the recruitment, retention, termination, and succession planning policies and procedures for the CEO and for senior positions reporting directly to the CEO. This process was undertaken during the reporting year.

Independent remuneration consultants are engaged by the Remuneration Committee to benchmark our reward practices and levels against market practice.

ASXCGC’s Recommendations 1.2, 1.3 and 8.1

Highlights in 2007

•      reviewed fee arrangements for Non-executive Directors and Chairman; and

•      adopted a subsidiary remuneration framework which documents the fee arrangements that apply to Non-executive Directors of subsidiary entities.

h)     Corporate Responsibility and Sustainability Committee

Role of the Committee

The Corporate Responsibility and Sustainability Committee oversees and provides guidance to our commitment to operate our business ethically, responsibly and sustainably, consistent with evolving community expectations.

The Corporate Responsibility and Sustainability Committee:

•      reviews our direct and indirect social, environmental and ethical impacts;

•      oversees initiatives to enhance our sustainability;

•      agrees standards for our corporate responsibility and sustainability policies and practices and monitors compliance with these policies and practices;

•      monitors and oversees our social, environmental, governance and other material business risks (along with the Risk Management Committee), including our strategic and operational response to climate change; and

•      reviews and approves the independent assurance of our annual Stakeholder Impact Report.

Highlights in 2007

•      approved Westpac’s framework for managing climate change risks and opportunities; and

•      considered feedback and recommendations from directors and senior management following visits to the Cape York Partnership.

5.     Audit governance and independence

a)     Approach to audit governance

The Board is committed to three core principles:

•      that our financial reports present a true and fair view;

•      that our accounting methods are comprehensive and relevant and comply with applicable accounting rules and policies; and

•      that the external auditor is independent and serves security holder interests.

Australian and international developments are monitored and practices reviewed accordingly.

b)     Engagement and rotation of the external auditor

Our independent external auditor is PricewaterhouseCoopers (PwC). PwC was appointed by shareholders at the 2002 AGM in accordance with the provisions of the Corporations Act.

The Board has adopted a policy that the responsibilities of the lead audit partner and review audit partner cannot be performed by the same people for longer than five years. The present PwC lead audit partner for our audit is David Armstrong, who assumed this responsibility in 2003. Having served five years, David Armstrong retired as lead audit partner after our 2007 balance date and has been succeeded by Ian Hammond. The present PwC review audit partner is David Prothero, who assumed this responsibility in 2005. Subject to applicable legislative requirements, the Board requires a minimum five-year ‘cooling off’ period before the lead audit partner or review audit partner are allowed back onto the audit team.

ASXCGC’s Recommendation 4.4

c)     Certification and discussions with the external auditor on independence

The Audit Committee requires the external auditor to confirm quarterly that they have maintained their independence and have complied with the independence standards as promulgated by Australian and international regulators and professional bodies. The Audit Committee meets separately with the external auditor without executive management being present at each meeting. Certification is provided in the Non-Audit Services and Independence declaration in the Directors’ report.

d)     Relationship with the external auditor

Our current policies on employment and other relationships with our external auditor include the following:

•      the audit partners and any employee of the external audit firm on the company’s audit are prohibited from being an officer of the company;

•      an immediate family member of an audit partner or any employee of the external audit firm on the company’s audit is prohibited from being a Director or an officer in a significant position at the company;

•      any former external audit partner or external audit firm’s former employees who have participated on the company’s audits are prohibited from becoming a Director or officer in a significant position at the company for at least five years, and after the five years can have no continuing financial relationship with the audit firm;

•      members of the audit team and audit firm are prohibited from having a business relationship with us or any of our officers unless the relationship is clearly insignificant to both parties;

•      the external audit firm, its partners and its employees who are members of the audit team on the company’s audit and their immediate family members are prohibited from having loans or guarantees with us or from having a direct or material indirect investment in the company;

•      our officers are prohibited from receiving any remuneration from the external audit firm;

•      the external audit firm is prohibited from having a financial interest in any entity with a controlling interest in the company; and

•      the audit team in any given year cannot include a person who had been an officer of the company during that year.

e)     Restrictions on non-audit services by the external auditor

To avoid possible independence or conflict issues, the external auditor is not permitted to carry out certain types of non-audit services for the company, including:

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

For all other non-audit services, use of the external audit firm must be assessed in accordance with our pre-approval policy, which requires that all non-audit services be pre-approved by the Audit Committee, or by delegated authority to a sub-committee consisting of one or more members where appropriate.

The breakdown of the aggregate fees billed by the external auditor in respect of each of the two most recent financial years for audit, audit-related, tax and other services is provided in Note 37.

The SEC is conducting an investigation of certain Australian registrants and public accounting firms regarding the SEC’s auditor independence requirements. As a part of this investigation, we furnished information to the SEC regarding the services rendered by our external auditor PwC, including information regarding services that the SEC staff may view as the secondment of PwC personnel to entities in our Group. We cannot predict the nature of any action the SEC might take as a result of its investigation. However, we consider it unlikely that the outcome of the investigation will have a material adverse financial effect on our Group.

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

6.     Controlling and managing risk

a)     Approach to risk management

We approach risk management by identifying, assessing and managing the risks that affect our business in accordance with a set of core risk management values. This approach enables the risks to be balanced against appropriate rewards and reflects our vision and values, objectives and strategies, and procedures and training. We have established policies for the oversight and management of our material business risks. A summary of these policies is available for viewing on our website.

We distinguish four main types of risk:

•      credit risk - the risk of financial loss where a customer or counterparty fails to meet their financial obligations;

•      market risk - the risk to earnings from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices;

•      operational risk - the risk that arises from inadequate or failed internal processes, people and systems or from external events; and

•      compliance risk - the risk of failing to comply with our obligations under the law, based on the letter and spirit of a range of regulatory standards expected of us, and the risk of failure to meet our ethical standards.

In addition to and linked to these four main types of risk, we allocate resources to manage the following types of risks:

•      equity risk - the potential for financial loss arising from movements in the value of our direct and indirect equity investments;

•      insurance risk - the risk of not being able to meet insurance claims (related to insurance subsidiaries);

•      model risk - the risk of financial, reputation or operational losses arising because of a model;

•      interest rate risk - the risk associated with being forced to liquidate or unwind the balance sheet hedge portfolio;

•      liquidity risk - the risk of failing to adequately fund cash demand in the short term;

•      reputation risk - the risk of negative experiences and perceptions impacting our standing with stakeholders; and

•      business risk - the risk associated with the vulnerability of a line of business to changes in the business environment.

As these risks are interlinked, we take an integrated approach to managing them.

We are targeting accreditation by APRA to use the advanced internal ratings-based approach for managing credit risk and advanced measurement approach for operational risk under Basel II.

ASXCGC’s Recommendation 7.1

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

Our business model recognises that the responsibility for managing risks inherent in our business lies with the business units. This responsibility includes developing business unit-specific policies, controls, procedures and monitoring and reporting capability, and is aligned with the Group Risk frameworks approved by the Risk Management Committee and Group policies developed by the Group Risk function.

Our risk management governance structure:

Board	Considers and approves our risk-reward appetite and strategy

Board	Risk Management	Audit Committee	Corporate	Nominations	Remuneration
Committees	Committee	• integrity of	Responsibility and	Committee	Committee
	• risk profile and	financial	Sustainability	• Board skills,	• responsible reward
	risk management	statements and	Committee	succession and	practices in line
		systems	• reputational risks arising from Westpac’s actions	governance	with performance

Independent Internal Review	Group Assurance Adequacy and effectiveness of management controls for risk

Executive Risk Committees

Westpac Group Risk-reward Committee

•      sets and leads our risk optimisation agenda

•      recommends to the Risk Management Committee the appropriate risk-reward positioning and integrates decisions on overall capital levels and earnings profile

•      initiates and oversees strategies of the Group’s risk-reward profile and boundaries for risk appetite within parameters set by the Board

•      oversees the risk governance framework, including the performance, role and membership of the executive risk committees

	Westpac Group Credit Risk Committee	Group Market Risk Committee • optimises market risk-reward for		Group Operational Risk and Compliance Committee
	• optimises credit risk-reward • oversees portfolio performance • determines limits and authority levels within Board-approved parameters	traded and non-traded market risk • oversees portfolio performance • determines limits within Board-approved parameters

•      optimises operational risk-reward and compliance

•      oversees the governance of operational risk and compliance, including the framework and policies

•      oversees the operational and reputation risk profile

Group Risk

•      drives enterprise-wide risk management culture, frameworks and decisioning seeking to maximise performance in line with risk appetite

•      forges a partnership with the business, which shares the vision and the responsibility for superior risk management

Business Units	• manage risks inherent in the business including the development of business-specific policies, controls, procedures and reporting in respect of the risk classes

c)     CEO and CFO assurance

The Board receives regular reports about our financial condition and operational results as well as that of our controlled entities. The CEO and the CFO annually provide formal statements to the Board that in all material respects:

•      the financial records of the company for the financial year have been properly maintained in that they:

•      correctly record and explain its transactions and financial position and performance;

•      enable true and fair financial statements to be prepared and audited; and

•      are retained for seven years after the transactions covered by the records are completed.

•      the financial statements and notes required by the accounting standards for the financial year comply with the accounting standards;

•      the financial statements and notes for the financial year give a true and fair view of the company’s and consolidated entities’ financial position and of their performance;

•      any other matters that are prescribed by the Corporations Act regulations as they relate to the financial statements and notes for the financial year are satisfied; and

•      the risk management and internal compliance and control systems are sound, appropriate and operating efficiently and effectively.

ASXCGC’s Recommendation 7.3

d)     Compliance Risk Management Framework

Our Compliance Risk Management Framework reflects the following core principles and practices:

•      compliance is about our responsibilities as employees, our culture and the systems and processes we use every day;

•      complying with the letter and spirit of regulatory standards is an essential part of the Group’s core values and is critical to our success as a leading Australian financial services organisation;

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

The Compliance Risk Management Framework utilises a range of mechanisms, including audit, file reviews, mystery shopping, customer surveys and operational risk assessments to measure the effectiveness of our compliance program. There is also a Group Compliance function, led by the Chief Operational Risk and Compliance Officer, which supports the Compliance Risk Management Framework. This team provides the infrastructure to facilitate compliance planning and reporting, provides specialist advice to business unit Compliance and Risk in implementing regulatory initiatives and policies and establishing compliance programs. It also provides analytical tools and advice for independent oversight of areas of strategic compliance risk and reports on potential weaknesses across the Group.

The Compliance Risk Management Framework is maintained by the Group Operational Risk and Compliance Committee and overseen by the Risk Management Committee, which receives regular reports from the Chief Operational Risk and Compliance Officer on the status of compliance across the company.

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

ASXCGC’s Recommendations 3.1 and 3.3

b)     Code of ethics for senior finance officers

Due to the nature of their roles, the CEO and principal financial officers are subject to our Code of Accounting Practice and Financial Reporting. This Code addresses the specific responsibilities that are borne by such officers in addition to their general responsibilities under our Code of Conduct. Our Code of Accounting Practice and Financial Reporting is in accordance with the requirements of SOX.

ASXCGC’s Recommendations 3.1 and 3.3

c)     Internal policies and procedures

In addition to our Principles for Doing Business, we are bound by a range of external industry codes, such as the Code of Banking Practice and the Electronic Funds Transfer Code of Conduct.

We also have a number of key policies to manage our compliance and human resource requirements. There is a range of guidelines, communications and training processes and tools to support these policies. These tools include an online learning module ‘Doing the Right Thing’ (revised 2006) which incorporates training for a range of key compliance requirements. Individual business units also have systems and procedures in place to support Group policies.

ASXCGC’s Recommendations 3.1 and 3.3

d)     Concern reporting and whistleblowing

All employees are encouraged to bring any concerns or problems to the attention of management, the human resources team (People and Performance) or the compliance team. This includes activities or behaviours that may not be in accord with the Principles for Doing Business, the Code of Conduct, Code of Accounting Practice and Financial Reporting, Insider Trading Policy, other policies, or other regulatory requirements or laws.

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

ASXCGC’s Recommendations 3.1 and 3.3

e)     Insider trading policy and trading in Westpac shares

Directors and employees are restricted from dealing in our shares (and certain other financial products) if they are in possession of inside information.

To highlight the importance of compliance with these requirements and to ensure high standards of conduct, we have an Insider Trading Policy which applies to all employees. In addition, for Directors and any employees who, because of their seniority or the nature of their position, come into contact with key financial or strategic information about the company all or most of the time (Prescribed Employees), additional restrictions apply. Those restrictions limit the periods in which the Directors and Prescribed Employees can trade in our shares or other company securities. A register of Prescribed Employees is maintained by the Group Operational Risk and Compliance team and regularly updated and notified to the relevant staff.

The periods in which Directors and Prescribed Employees can trade (Trading Windows) commence two business days after the release of our half - yearly and annual results. The Trading Windows are normally 56 days in length. However, the Chief Operational Risk and Compliance Officer has the discretion to extend each Trading Window by up to seven days if having a 56 day Trading Window would unreasonably restrict the exercise of employee scheme entitlements. Directors and Prescribed Employees must also notify Compliance of their intention to trade during those periods and confirm they do not have any inside information. Any trading remains subject to legal obligations to not trade while in the possession of inside information. Group Operational Risk and Compliance monitors the trading of the company’s shares by Directors and Prescribed Employees on a daily basis.

Under the Conflicts of Interest Policy, there are specific rules which apply to employee personal investments that may give rise to a conflict of interest, including personal investments held prior to employment with us.

Our employees (excluding BT Financial Group (BTFG) and Hastings Funds Management Limited (Hastings)) are also subject to the New Issues Policy. Some business units within Westpac are regularly involved in developing, structuring, funding and distributing financial products through a new issue. Employees cannot participate in these new issues where their position puts them in a real or perceived position of conflict with the interests of other customers. Equivalent restrictions exist for BTFG employees and Hastings’ employees under their own policies.

In addition to the policies which apply across the Group, where appropriate, further policies apply in specific businesses. For example:

•      relevant employees in Westpac Institutional Bank (WIB) (including WIB New Zealand), and BTFG are subject to comprehensive restrictions and procedures applicable to buying or selling other securities and financial products. These include seeking consent before dealing in Australian or New Zealand securities listed on the ASX and/or the New Zealand Exchange Limited (NZX), and a restriction on dealing in securities in which employees have close working relationships with specific companies. In addition to these employees, the restrictions apply to their immediate family members and entities in which the employees and/or their spouse have a beneficial interest or control or investment influence;

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

ASXCGC’s Recommendations 3.2 and 3.3

8.     Remuneration framework

Details of our remuneration framework are included in the Remuneration report.

ASXCGC’s Recommendations 8.1, 8.2 and 8.3

9.     Corporate responsibility and sustainability

a)     Approach to corporate responsibility and sustainability

We believe that producing positive outcomes for all stakeholders through the way we conduct our business is an essential part of maximising financial returns for our shareholders over the longer term. For us, the adoption of sustainable and responsible business practices is an important long-term driver of performance and shareholder value.

This means conducting our business in a responsible, ethical and trustworthy manner, while accepting our accountability for our impacts on society and the environment. In doing so, our aim is to reduce our operational and reputation risk, and enhance operational efficiency, while contributing to a more sustainable society.

Our corporate responsibility and sustainability approach goes beyond ASXCGC’s Principles 3 and 7.

ASXCGC’s Recommendations 3.1 and 3.3

Highlights in 2007

•      BTFG became a signatory to the United Nations Principles for Responsible Investment;

•      partnered with Landcare Australia to establish the not-for-profit CarbonSMART initiative; and

•      renewed Westpac’s commitment to the Cape York Partnership for a further three years and implemented new indigenous employment initiatives.

b)     Reporting on our corporate responsibility and sustainability performance

Transparent and comprehensive reporting on all dimensions of our ESG performance is a core component of our governance and responsibility management.

Our ESG performance is reported annually through our annual Stakeholder Impact Report. That report is produced in accordance with the widely accepted reporting framework, the Global Reporting Initiative (GRI) and aims to address the issues that matter most to customers, employees, shareholders and the community.

The Stakeholder Impact Report is also independently assured against the AA1000 Assurance Standards. This assurance approach goes beyond testing the integrity of the data and also tests the effectiveness of underlying systems and processes and the extent to which our corporate responsibility and sustainability policies and processes are embedded across the organisation.

The key ESG performance metrics are also built into our half-yearly and annual financial results announcements.

We also actively participate in various independent external assessments by authoritative sustainability and governance rating organisations to ensure independent benchmarking of our performance against the highest global standards.

Our Stakeholder Impact Report and our performance in external sustainability assessments are available in the corporate responsibility section at ‘www.westpac.com.au/corporateresponsibility’.

ASXCGC’s Recommendations 3.1 and 3.3

Highlights in 2007

•      AAA,100 point, rating in the 2007 Carbon Disclosure Project Climate Disclosure Leadership Index (CDLI – one of only four companies, and the only bank, in the Global FT500 list to achieve this top rating;

•      the maximum overall corporate governance rating of 10.0 from Governance Metrics International (now maintained in eleven consecutive assessments since February 2004);

•      equal top rating for banks globally in the Dow Jones Sustainability Index for 2007/8 and global sector leader 2002-2006; and

•      2007 Gold Banksia Award from the Banksia Environmental Foundation - for sustained and significant efforts to reduce impact on the environment.

10. Market disclosure

We are committed to maintaining a level of disclosure that meets the highest standards and provides all investors with timely and equal access to information. In achieving these standards we have a Board-approved Market Disclosure Policy, which governs how we communicate with our shareholders and with the investment community.

The policy reflects the ASX continuous disclosure requirements and the requirements of other exchanges where we have disclosure obligations. The policy spells out that information which a reasonable person would expect to have a material effect on the price of the company’s securities, must be immediately disclosed subject to certain exceptions.

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

All market announcements are released to each stock exchange where the company has ordinary shares or debt securities listed - ASX, NZX, NYSE, and the London, Singapore and Swiss stock exchanges.

ASXCGC’s Recommendations 5.1, 5.2 and 6.1

11. Shareholder communications and participation

We are also committed to giving all shareholders comprehensive, timely and equal access to information about our activities so that they can make informed investment decisions.

We employ a wide range of communication approaches including: direct communications with shareholders; publication of all relevant company information in the Investor Centre section of our website; and access to all market briefings and shareholder meetings via webcasting and teleconferencing facilities. Shareholders are also given the option to receive company information in print or electronic format.

A Shareholder Newsletter is also sent to all our shareholders with the half - year and annual dividend notices, which provides information on our performance and developments plus details on where to access further information. In addition, all shareholders are provided with contact numbers for both the Investor Relations Unit and the share registries should they require any further information.

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

ASXCGC’s Recommendations 6.1 and 6.2

Highlights in 2007

•     informed all shareholders about recent amendments to the Corporations Act concerning the provision of annual reports to shareholders electronically; and

•     introduced a succinct short-form Annual Review, which includes a summary of the key information about Westpac’s performance and other relevant shareholder information.

12. Comparison of our corporate governance practices with NYSE listing rules

Under the NYSE listing rules, foreign private issuers that have American Depositary Shares (ADS) traded on the NYSE (such as Westpac), are permitted to follow home country practice in lieu of the NYSE listing rules. However, we are still required to comply with certain audit committee and additional notification requirements.

We are in compliance with all NYSE listing rules in all material respects.

Under the NYSE listing rules foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by domestic United States companies. We have compared our corporate governance practices to the corporate governance requirements of the NYSE listing rules and note the following potential significant difference:

•      equity compensation plans

The NYSE listing rules require shareholders be given the opportunity to vote on equity compensation plans and material revisions thereto, with limited exemptions.

We comply with the applicable domestic requirements under which we are not required to provide shareholders with the opportunity to vote on new equity-based compensation plans or material revisions to existing plans such as our 2002 equity-based reward plans. However, these plans have been extensively disclosed to shareholders in corporate governance statements since 2002 and since 2005 have been set out in detail in the Remuneration report.

In addition, we are seeking shareholder approval at the 2007 AGM for the new CEO’s Executive Securities Agreement.

13. NZX corporate governance rules and principles

As an overseas listed issuer, we are deemed to satisfy and comply with the NZX listing rules, provided that we remain listed on the ASX. The ASX, through ASXCGC Recommendations, and the NZX have adopted a similar ‘comply or explain’ general approach to corporate governance. However, the ASX Recommendations may materially differ from the NZX Corporate Governance Best Practice Code.

Further details about the ASXCGC’s Recommendations can be found on the ASX website ‘www.asx.com.au’

Directors’ report

Our Directors present their report together with the financial statements of the Group, for the financial year ended 30 September 2007.

1.     Directors

The names of the persons who have been Directors during the period since 1 October 2006 and up to the date of this report are: Edward Alfred Evans (Chairman as of 1 April 2007), Leonard Andrew Davis (retired as Chairman and Director on 31 March 2007), David Raymond Morgan (Managing Director and CEO), Elizabeth Blomfield Bryan (Director as of 6 November 2006), Gordon McKellar Cairns, David Alexander Crawford, Carolyn Judith Hewson, Helen Ann Lynch (retired 14 December 2006) and Peter David Wilson.

Particulars of the skills, experience, expertise and responsibilities of the Directors at the date of this report, including all directorships of other listed companies held by a Director at any time in the past three years immediately before 30 September 2007 and the period for which each Directorship has been held, are set out below.

a)     Company Secretary

The details of the Company Secretaries as at 30 September 2007 are set out in the Corporate governance statement included in this report.

Name: Ted Evans, AC, BEcon (Hons.)

Age: 66

Term of office: Director since November 2001. Chairman since 1 April 2007.

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

Westpac Board Committee membership: Chairman of the Nominations Committee. Member of each of the Audit and Risk Management Committees.

Directorships of other listed entities over the past 3 years: Nil

Name: David Morgan, BEc, MSc, PhD

Age: 60

Term of office: Appointed

Managing Director and CEO in March 1999. Executive Director since November 1997.

Independent: No

Current External Directorships: Nil

Other Westpac related entities Directorships: Chairman of Westpac New Zealand Limited.

Skills, experience and expertise: David was appointed Managing Director and CEO in March 1999. He has extensive experience in the financial sector, having worked in the International Monetary Fund in Washington D.C. in the 1970s and the Federal Treasury in the 1980s where he headed all major areas before being appointed Senior Deputy Secretary. Since joining Westpac in 1990, he has had responsibility for all major operating divisions including Westpac Financial Services, Retail Banking, Commercial Banking, Corporate and Institutional Banking and International Banking.

Westpac Board Committee membership: Member of the Corporate Responsibility and Sustainability Committee.

Directorships of other listed

entities over the past 3 years: Nil

Name: Elizabeth Bryan, BA (Econ.), MA (Econ.)

Age: 61

Term of office: Director since November 2006.

Independent: Yes

Current Directorships: Chairman of each of Caltex Australia Limited and UniSuper Limited, Director of the Australian Institute of Company Directors.

Other Westpac related entities Directorships: Director of Westpac New Zealand Limited.

Skills, experience and expertise: Elizabeth has over 30 years experience in the financial services industry, government policy and administration and on the boards of companies and statutory organisations. Prior to becoming a professional director she served for six years as Managing Director of

Deutsche Asset Management and its predecessor organization, NSW State Superannuation Investment and Management Corporation.

Westpac Board Committee membership: Member of each of the Audit, Risk Management and Corporate Responsibility and Sustainability Committees.

Directorships of other listed entities over the past 3 years: Ridley Corporation Limited (September 2001 – October 2007).

Name: Gordon Cairns, MA (Hons.)

Age: 57

Term of office: Director since July 2004.

Independent: Yes

Current Directorships: Director of each of Origin Energy Limited, Centre for Independent Studies, Opera Australia and Member of the Asia Pacific Advisory Board of CVC Capital Partners, Chairman of the Advisory Board of the Caliburn Partnership and Senior Advisor, McKinsey & Company.

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

Directorships of other listed entities over the past 3 years: Director and Chief Executive Officer of Lion Nathan Limited (October 1997-December 2004). Director of Seven Network Limited (November 2004-February 2007).

Name: David Crawford, BCom, LLB, FCA, FCPA

Age: 63

Term of office: Director since May 2002.

Independent: Yes

Current Directorships: Chairman of each of Lend Lease Corporation Limited and Foster’s Group Limited, Director of BHP Billiton Limited, Chairman of the Australian Ballet and Treasurer of the Melbourne Cricket Club.

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

Westpac Board Committee membership: Chairman of the Audit Committee and Member of each of the Risk Management, Nominations and Remuneration Committees.

Directorships of other listed entities over the past 3 years: Director of National Foods Limited (November 2001-June 2005 and Chairman 2004-2005).

Name: Carolyn Hewson, BEc (Hons.), MA (Econ.)

Age: 52

Term of office: Director since February 2003.

Independent: Yes

Current Directorships: Director of AGL Energy Limited. Board and advisory roles with the Royal Humane Society, YWCA NSW, Nanosonics Limited, the Australian Charities Fund

and is patron of The Neurosurgical Research Foundation.

Other Westpac related entities Directorships: Director of BT Investment Management Limited.

Skills, experience and expertise: Carolyn has had 18 years experience in the finance sector and was an Executive Director of Schroders Australia Limited between 1989 and 1995.

Westpac Board Committee membership: Chairman of the Risk Management Committee and Member of each of the Audit, Nominations and Remuneration Committees.

Directorships of other listed entities over the past 3 years: Director of each of CSR Limited (March 1995-July 2005) and Australian Gas Light Company (October 1996 - October 2006).

Name: Peter Wilson, CA

Age: 66

Term of office: Director since October 2003.

Independent: Yes

Current Directorships: Chairman of each of Global Equity Market Securities Limited, Kermadec Property Fund Limited and Director of each of The Colonial Motor Company Limited and Hill Country Corporation Limited. Member of the New Zealand Exchange Limited Discipline body and Chair of NZX Discipline Special Division.

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

2.     Report on the business

a)     Principal activities

The principal activities of the Group during the financial year ended 30 September 2007 were the provision of financial services including lending, deposit taking, payments services, investment portfolio management and advice, unit trust and superannuation fund management, insurance services, leasing, general finance, foreign exchange and money market services.

b)     Management discussion and analysis

Management discussion and analysis of the Group for the financial year ended 30 September 2007 is set out in section 2 of the Annual Report under Overview of performance and Balance sheet review.

c)     Review and results of operations

A review of the operations of the Group for the financial year ended 30 September 2007 is set out in section 2 of the Annual Report under Financial Review.

The operating result of the Group attributable to our shareholders for the financial year ended 30 September 2007 was a profit of $3,451 million after tax.

d)     Dividends

Since 30 September 2007, our Directors have proposed a final dividend of 68 cents per fully paid ordinary share, totalling approximately $1,268 million, for the year ended 30 September 2007 (2006 final dividend of 60 cents per fully paid Westpac share, totalling $1,104 million). The final dividend will be fully franked and will be paid on 18 December 2007.

An interim dividend for the current financial year of 63 cents per fully paid ordinary share, totalling $1,166 million, was paid as a fully franked dividend on 2 July 2007 (2006 interim dividend of 56 cents per fully paid ordinary share, totalling $1,026 million).

e)     Significant changes in state of affairs and events after end of financial year

Significant changes in the state of affairs of the Group during the financial year were as follows:

Westpac shares were de-listed from the Tokyo Stock Exchange in July 2007. The decision to de-list was taken due to the decline in shareholder numbers trading on the Tokyo Stock Exchange and the ease with which these shareholders can trade on either the Australian or New Zealand stock exchanges.

Westpac announced to the market on 9 August 2007 that the BT investment management business would be amalgamated into one separate legal entity, BT Investment Management Limited (BTIM), and a portion would be sold off as a part of an initial public offering. Westpac will retain 60% of the equity in BTIM, with the balance to be held by investment professionals employed by BTIM and other investors. Westpac is not transferring to BTIM BTFG’s other wealth management businesses, including financial advice, insurance, private banking and customer solutions (which is responsible for wrap platforms) and BTFG’s suite of retail investment, superannuation and retirement products.

On 17 August 2007, we announced that Gail Kelly has been appointed to be Westpac’s new Chief Executive Officer. Gail Kelly will join Westpac on 1 February 2008, succeeding David Morgan who has been Westpac’s CEO since March 1999. David has agreed to remain as CEO until Gail commences.

On 2 October 2007, we announced that we had reached agreement to acquire the RAMS franchise distribution business for $140 million payable in cash. The business to be acquired includes the RAMS brand, franchise network and associated mortgage origination and servicing systems and contracts needed to run the distribution business. Acquiring the RAMS franchise network will provide a new growth option for Westpac. It will add an additional retail channel and extend Westpac’s retail footprint by more than 10% via an additional 92 stores operated by 53 franchisees. Westpac is not acquiring the ASX listed RAMS Home Loans Group Ltd or its existing mortgage book. Westpac, if various conditions are met, will fund up to $500 million of mortgages settled from 15 November 2007 until the formal completion of the acquisition. The acquisition requires the approval of RAMS’ shareholders. Subject to this, the proposed transaction is expected to be completed in early January 2008.

The Directors are not aware of any other matter or circumstance that have arisen during the financial year or since 30 September 2007 which has significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group, in future financial years.

f)      Likely developments and expected results

Likely major developments in the operations of the Group in future financial years and the expected results of those operations are discussed in Section 1 under Information on Westpac.

Further information on likely developments in our operations and the expected results of operations have not been included in this Directors’ report because the Directors believe it would be likely to result in unreasonable prejudice to us.

3.     Directors’ interests

a)     Directors’ interests in securities

The following particulars for each Director are set out in the Remuneration report and Note 45:

•      their relevant interests in our shares or any of our related bodies corporate;

•      their relevant interests in debentures of, or interests in, any registered managed investment scheme made available by us or any of our related bodies corporate;

•      their rights or options over shares in, debentures of, or interests in, any registered managed investment scheme made available by us or any of our related bodies corporate;

•      any contracts:

•      to which the Director is a party or under which they are entitled to a benefit; and

•      that confer a right to call for or deliver shares in, debentures of, or interests in, any registered managed investment scheme made available by us or any of our related bodies corporate.

Directors’ holdings of Westpac shares and options as at 1 November 2007

	Number of	Number of		Number of
	Westpac Shares	Share Options		Share Rights		Non-beneficial
Ted Evans	10,471
David Morgan	1,158,186	2,020,167	(1)	617,667	(2)
Elizabeth Bryan	3,662
Gordon Cairns	8,506
David Crawford	22,875
Carolyn Hewson	11,416
Peter Wilson	11,360

(1)   Options issued under the Chief Executive Securities Agreement 2003.

(2)   Performance share rights issued under the Chief Executive Securities Agreement 2003.

b)     Other relevant interests as at 1 November 2007

Certain subsidiaries of Westpac offer a range of registered schemes and infrastructure notes. The Directors from time to time invest in these schemes and notes and are required to provide a statement to the ASX when any of their interests in these schemes or notes change (except interests in a number of cash management trusts)(1). The level of interest held by Directors is set out below.

The level of interests held directly and indirectly by Directors as at 1 November 2007

		Relevant Interests	Other Relevant
		in Cash	Interests in	Date of Last
	Relevant Interests in Infrastructure Notes	Management Trusts (Units)(1)	Registered Schemes (Units)	Notification to the ASX
David Morgan		10,000	12,470,860	6 July 2007
Elizabeth Bryan	900			8 October 2007
Gordon Cairns			81,967	11 April 2005

(1)   ASIC has exempted each Director from time to time from the obligation to notify the ASX of a relevant interest in a security that is an interest in BT Cash Management Trust (ARSN 087 531 539), BT Premium Cash Fund (ARSN 089 299 730), Westpac Cash Management Trust (ARSN 088 187 928), BT Institutional Managed Cash Fund (ARSN 088 832 491) or BT Institutional Enhanced Cash Fund (ARSN 088 863 469).

c)     Indemnities and insurance

Under our constitution, we must indemnify, unless the indemnity is forbidden or made void by statute, each of our Directors and Company Secretaries and of each of our related bodies corporate and each of our employees against:

•      every liability incurred by each such person in their capacity as Director, secretary or employee, as the case may be; and

•      all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, in which the person becomes involved because of that capacity.

Each of the Directors named in this Directors’ report and each of the Company Secretaries of Westpac, has the benefit of this indemnity which extends to all Directors, Company Secretaries of Westpac and each of its related bodies corporate and to all Westpac employees.

Following shareholder approval at the 2000 AGM, Westpac has since entered into a Deed of Access and Indemnity with each of the Directors, which includes indemnification in identical terms to that provided in our constitution.

On 24 July 2004, in accordance with the terms of the delegated authority granted to the CEO on 11 December 2002, the CEO approved the provision of an indemnity to:

•      those employees of the Group who act from time to time as responsible managers under the Australian Financial Services licences of a number of the Group companies; and

•      employees from time to time of our subsidiaries.

A deed poll of indemnity, in terms equivalent to that provided under our constitution, has been put in place.

The CEO, from time to time, in accordance with his delegated authority approves the provision of an indemnity to certain employees of the Group serving as directors of non-Group companies at Westpac’s request. These indemnities are in terms equivalent to that provided under our constitution.

No amount has been paid under any of these indemnities during the financial year ended 30 September 2007 or since that date.

Our constitution permits us to the extent permitted by applicable laws to pay or agree to pay premiums in respect of any contract of insurance, which insures any person who is or has been a Director or Company Secretary or any of its related bodies corporate against any liability incurred by that person in that capacity, including a liability for legal costs, unless:

•      we are forbidden by statute to pay or agree to pay the premium; or

•      the contract would, if we paid the premium, be made void by statute.

We, on behalf of the Group, for the year ended 30 September 2007 have arranged insurance cover in respect of the amounts which we may have to pay under any of the indemnities set out above. The insurance policy prohibits disclosure of the premium payable and the nature of the liabilities covered.

d)     Options and share rights issued

Currently, there are 15,817,246 share options outstanding and 9,344,758 share rights outstanding. The latest dates for exercise of share options range between October 2009 and December 2016 and the weighted average exercise prices is $19.07. The latest dates for exercise of share rights range between January 2013 and September 2017.

4.     Environmental disclosure

Our operations are not subject to any particular and significant environmental regulation under any law of the Commonwealth of Australia or of any State or Territory of Australia.

We may, however, become subject to environmental regulation in enforcing securities over land for the recovery of loans.

We have not incurred any liability (including for rectification costs) under any environmental legislation.

5.     Rounding of amounts

Westpac is an entity to which ASIC Class Order 98/100 dated 10 July 1998, relating to the rounding of amounts in Directors’ reports and financial reports, applies. Amounts in this report and the accompanying financial report have been rounded to the nearest million dollars, unless indicated to the contrary.

6.     Political donations

The donations and other contributions were made to political parties in Australia and New Zealand during the financial year ended 30 September 2007 are set out below.

Political donations, year ending 30 September 2007

Australia

Amount
$(1)
Australian Labor Party	134,930
Liberal Party of Australia	114,820
National Party of Australia	20,330
Total	270,080

(1)   Represents aggregate amounts at both Federal and State/Territory levels and includes contributions made to political functions and events.

New Zealand

Amount
NZ$
New Zealand Labour Party	15,000
New Zealand National Party	15,000
New Zealand First	5,000
Green Party of Aotearoa New Zealand	5,000
ACT New Zealand	2,000
United Future New Zealand	2,000
Jim Anderton’s Progressive Coalition	2,000
Maori Party	2,000
Total	48,000

7.     Directors’ meetings

Each Director attended the following meetings of the Board and Committees of the Board during the financial year, which ended on 30 September 2007:

								Corporate
								Responsibility
								and						Risk
		Regular Board		Special Board		Audit		Sustainability		Nominations		Remuneration		Management
Number of meetings		Meetings		Meetings		Committee		Committee		Committee		Committee		Committee
held during the year		10		1		4		4		4		5		4
Director	Notes	A	B	A	B	A	B	A	B	A	B	A	B	A	B
Ted Evans	1	10	10	1	1	4	4	—	—	4	4	—	—	4	4
Leon Davis	2	5	5	—	—	2	2	2	2	2	2	3	3	2	2
David Morgan	3	10	10	1	1	—	—	4	4	—	—	—	—	—	—
Elizabeth Bryan	4	8	8	1	1	1	1	1	1	—	—	—	—	1	1
Gordon Cairns	5	10	10	1	1	4	4	—	—	1	1	5	5	1	1
David Crawford	6	10	10	1	1	4	4	—	—	4	4	5	5	4	2
Carolyn Hewson	7	10	10	1	1	4	4	—	—	4	4	5	5	4	4
Helen Lynch	8	3	3	—	—	1	1	1	1	1	1	—	—	1	1
Peter Wilson	9	10	10	1	1	4	4	4	4	3	3	—	—	2	2

A - Meetings eligible to attend as a member	B - Meetings attended as a member

Unless otherwise stated, each Director has been a member, or the Chairman, of the relevant Committee for the whole of the period from 1 October 2006.

(1)   Ted Evans was appointed Chairman of the Board on 1 April 2007, Member of the Audit Committee, Member of the Nominations Committee until 1 April 2007 and Chairman of the Nominations Committee from 2 April 2007 and Chairman of the Risk Management Committee until 6 May 2007 and Member of the Risk Management Committee from 7 May 2007.

(2)   Leon Davis retired as Chairman and Director of the Board and its Committees with effect 31 March 2007.

(3)   Member of the Corporate Responsibility and Sustainability Committee.

(4)   Elizabeth Bryan was appointed as a Director on 6 November 2006, Member of the Audit Committee, the Corporate Responsibility and Sustainability Committee and the Risk Management Committee from 7 May 2007.

(5)   Member of the Audit Committee. Member of the Remuneration Committee until 6 May 2007 and Chairman of the Remuneration Committee from 7 May 2007. Member of the Nominations Committee and the Risk Management Committee from 7 May 2007.

(6)   Member of the Audit Committee until 6 May 2007 and Chairman of the Audit Committee from 7 May 2007. Member of the Nominations Committee and the Risk Management Committee. Chairman of the Remuneration Committee until 6 May 2007 and Member of the Remuneration Committee from 7 May 2007.

(7)   Chairman of the Audit Committee until 6 May 2007 and Member of the Audit Committee from 7 May 2007. Member of the Nominations Committee and the Remuneration Committee. Member of the Risk Management Committee until 6 May 2007 and Chairman of the Risk Management Committee from 7 May 2007.

(8)   Helen Lynch retired from the Board and its Committees with effect 14 December 2006.

(9)   Member of the Audit Committee. Member of the Corporate Responsibility and Sustainability Committee until 13 December 2006 and Chairman of the Corporate Responsibility and Sustainability Committee from 14 December 2006. Member of the Nominations Committee from 14 December 2006. Member of the Risk Management Committee until 13 December 2006 and Member of the Risk Management Committee from 7 May 2007.

While not shown above, the CEO and many Non-executive Directors who are not Board Committee members also participated in scheduled Board Committee meetings and special Board Committee meetings throughout the year.

8.     Remuneration report

1.     Reward objectives

Our reward strategy provides a comprehensive framework aimed at attracting and retaining talented employees and embedding a culture of achievement, through transparent reward policies and practices for all employees. Anchored by a philosophy of paying for performance, enterprise-wide and business-specific programs work together to achieve market competitiveness and a focus on results.

2.     Remuneration Committee

The Remuneration Committee assists the Board to fulfil its responsibility to shareholders by ensuring Westpac has remuneration policies that fairly and competitively reward executives and the broader Westpac employee population.

The Remuneration Committee’s decisions on reward structures are based on business objectives, legal obligations and high standards of corporate governance. The Remuneration Committee’s purpose and responsibilities are documented in the corporate governance section, with the full Remuneration Committee charter available at www.westpac.com.au/corporateresponsibility. The Remuneration Committee charter was last reviewed and updated in May 2007.

All members of the Remuneration Committee are independent Non-executive Directors. Where appropriate, to assist the Remuneration Committee, independent remuneration consultants are engaged to provide specialist advice.

3.     Executive remuneration policy

Our executive remuneration policy sets the framework for rewarding Westpac’s CEO, Group Executives (direct reports of the CEO), and General Managers (who report to Group Executives, including the Group Secretary and General Counsel). The executive remuneration policy and framework has been approved by the Remuneration Committee.

The principles underlying our executive remuneration policy are:

•      paying for performance, with rewards linked to achievements against both financial and non-financial targets;

•      selection of performance measures based on drivers of long-term value for our shareholders; and

•      remuneration outcomes reflecting Westpac’s comparative success against companies with which Westpac competes for customers, capital and/or executive talent.

We follow a process of ‘two-up’ approval for all remuneration decisions. The CEO approves the performance and remuneration plans and outcomes for all General Managers, on the recommendation of the Group Executives. Plans and outcomes for Group Executives are approved by the Remuneration Committee, on the recommendation of the CEO.

The remuneration for the Head of Group Secretariat, who reports to the Group Secretary and General Counsel and who is a Company Secretary of Westpac, is covered by our general remuneration policy. Under the policy, fixed remuneration is market aligned, with ‘at risk’ pay determined by performance against objectives.

Significant remuneration arrangements outside of general policy guidelines are referred to the Remuneration Committee.

4.     Executive remuneration structure

Our executive remuneration structure offers a mix of short-term employment benefits, post-employment benefits and share-based incentives. The CEO’s remuneration arrangements are outlined in Section 6 of this remuneration report.

a)     Short-term employment benefits

Fixed remuneration

Fixed remuneration (cash salary and salary sacrifice(1) components) is reviewed annually, taking into account the nature of the role, remuneration relative to market remuneration levels, and individual and business performance.

Short-term incentives

Group Executives and General Managers have individual objectives drawn from their business plans, against which their performance is rated. Typically, Group and Division(2) financial objectives are measured by Economic Profit(3). As the Board believes that Economic Profit best reflects the factors that drive shareholder value, this measure commands substantial weighting in assessing the overall performance outcome for each executive.

Other financial and non-financial performance measures are established for each executive, including measures of business efficiency and risk management, customer satisfaction, employee commitment and corporate responsibility. These measures offer insight into current corporate health and are drivers of future sustainable shareholder value.

Short-term incentive (STI) targets are set for all Group Executives and General Managers, and are based on the nature of the role and market competitiveness. An individual’s performance against their objectives drives the quantum of any STI payment, which can range from 0% to 200% of their STI target. STI outcomes reflect performance against those objectives and discretionary adjustments recognising performance consistency and an executive’s demonstration of our values, through quality of leadership, personal integrity and contribution to the executive team.

STIs for Group Executives and General Managers are managed within the overall Westpac variable reward pool. The variable reward pool is calculated as a percentage of the Group’s Economic Profit in accordance with a Remuneration Committee-approved formula.

b)     Post-employment benefits (Superannuation)

Executives are generally provided with superannuation, at up to 9% of eligible salary, through one of our staff superannuation funds, or for some executives through an eligible fund of their choice. During the year, four Group Executives were members of a legacy defined benefit superannuation fund.

c)     Share-based payments

Share-based reward is a key tool in enabling the achievement of superior and sustainable performance. Westpac currently uses a number of equity plans to align long-term performance with shareholder interests.

Long-term incentives

Westpac Reward Plan (WRP)

The WRP is a performance option plan approved by shareholders at Westpac’s 2006 Annual General Meeting. Its purpose is to provide Westpac with an enhanced mechanism for driving superior long-term performance. It is targeted at our most senior management, being the group of executives and selected senior managers in Australia and overseas, as determined by the Board from time to time (Eligible Senior Employees), whose responsibilities provide them with the opportunity to significantly influence long-term shareholder value. A performance option is the right to buy a share in the future, at the exercise price, subject to meeting the agreed performance hurdles. The exercise price of the performance option is the average market price of Westpac shares over the five trading days up to the date the offer is made.

At the end of each financial year, Eligible Senior Employees are considered for an invitation to participate in the WRP. While target grant values are set at the beginning of the financial year, actual invitations are performance dependent and subject to discretion. The first awards under the WRP are scheduled to be made in December 2007.

(1)   Salary sacrifice means using fixed remuneration on a pre-tax basis to receive certain benefits such as superannuation contributions.

(2)   ‘Division’ identifies the business segments within Westpac. Below CEO, Westpac is divided into Business Financial Services, BT Financial Group, Consumer Financial Services, Westpac Institutional Bank and Westpac New Zealand. These Divisions are supported by corporate units including Business and Technology Solutions and Services, People and Performance, Risk, and Strategy & Finance.

(3)   For the Group, Economic Profit is defined as cash earnings less a capital charge calculated at 10.5% of average ordinary equity plus 70% of the estimated value of franking credits generated.

Total Shareholder Return (TSR)(1) is the basis for the performance hurdles of the WRP as it ensures a link to shareholder value creation, and is considered to be an appropriate measure over the long-term. Westpac’s TSR relative to that of other companies (‘relative TSR’) is used to ensure our executives are rewarded only when Westpac outperforms against the peer group of companies. An external consultant measures Westpac’s TSR performance relative to the peer group. These TSR results are then provided to the Board or its delegate to determine vesting outcomes. The TSR ranking group is provided in the Glossary.

The key WRP features are provided in the table below:

Instrument	Performance options, with an exercise price set at the time of invitation based on the prevailing market price of Westpac shares and an expiry date ten years after grant.

Performance testing

The vesting framework has been designed to encourage a focus on longer-term performance. Initial performance testing occurs after three years with retesting at years four and five. Performance options vest only if the TSR ranking is at or above median, scaling up to full vesting if the TSR ranking is at or above the 75th percentile.

Lapse of performance options

Performance options will lapse where an executive leaves the Westpac Group due to resignation or dismissal before vesting occurs unless the Board determines otherwise. Unexercised performance options (whether vested or unvested) will lapse where an executive acts fraudulently or dishonestly or is in material breach of their obligations under the WRP or to Westpac, unless the Board determines otherwise. Any performance options remaining unvested at the final test date lapse immediately.

Hedging policy - It is a condition of participation in the WRP (and all other Westpac share-based remuneration) that executives may not enter into any hedging transaction, whether directly or indirectly, in relation to any unvested securities. Failure to comply will render the securities liable to forfeiture under the plan rules.

Restricted Share Plan (RSP)

The RSP is a share plan focused on attraction and retention of talent. It was approved by shareholders at Westpac’s 2006 Annual General Meeting. Under the RSP, restricted Westpac shares (RSP Shares) are granted to employees in various circumstances, including:

•      annually, for deferral of a percentage of STIs for Australian-based executives, for a two year period;

•      annually, for retention of Australian-based employees below General Manager level, based on their assessed performance and potential, with RSP Shares being restricted for between two and three years; and

•      from time to time, where a ‘sign-on’ award or additional retention incentive is required, with RSP Shares being restricted for at least 12 months.

RSP Shares rank equally with Westpac shares for dividends and voting rights from the date of grant, and may be held in the RSP for a maximum of ten years from the date of grant.

All RSP Shares vest at the end of the restriction period provided the employee remains employed by the Group, or earlier where the employee leaves Westpac due to their death, disability or retrenchment, or in the event of a change in control of Westpac. Unvested RSP Shares are generally forfeited if an employee resigns from the Group within the restriction period. RSP Shares (whether vested or unvested) are also forfeited where an employee acts fraudulently or dishonestly or where an employee is in material breach of their obligations to Westpac, unless the Board determines otherwise.

Westpac Performance Plan (WPP)

Senior executives received performance options and/or performance share rights (which are options with a nil exercise price) under the WPP until December 2006, after which the WPP was replaced by the WRP. Existing performance options and performance share rights under the WPP continue to run their course. The WPP continues to be used for key employees based outside Australia, who in 2007 received unhurdled options or unhurdled share rights, depending on their location, restricted for two to three years.

Performance options and performance share rights vest after a period of two to five years, but only if relative TSR performance hurdles have been met. Relative TSR is measured by an external consultant. Unhurdled options and unhurdled share rights vest after a set period of service with the Group. Vested options and vested share rights can be exercised up to a maximum of ten years from the date they are granted.

For performance options and performance share rights, relative TSR for the grant is assessed at each performance test date and the employee may elect to take the vested component of the award, or resubmit the full award to be retested at a subsequent test date. Where the employee chooses at a test date to vest any of the securities granted, any securities that do not vest at that time are forgone. Performance options and performance share rights vest only if the TSR ranking is at or above the median, scaling up to full vesting if the TSR ranking is at or above the 75th percentile.

For WPP performance options and performance share rights granted from December 2005, 50% of each award is assessed against a group of financial sector organisations, and the other 50% against a group of 50 companies from the largest 100 ASX listed companies (excluding Westpac). Examples of the TSR ranking groups are shown in the Glossary. During 2007, twelve allocations of securities reached their first test dates, with one performance at the 52nd percentile, one at the 54th percentile, and the remaining ten allocations below the median. Nine allocations reached their second test dates during the year, and a further three allocations met their third test date, with the performance for all below the median. In 2007, where performance has been above the median but below the 75th percentile, 100% of employees have chosen to vest their securities and not extend the performance period.

Other employee equity plans

Deferral Share Plan (DSP)

The DSP was introduced in 2002 so that eligible employees would have the opportunity to elect to receive any prospective STI as Westpac shares. The shares are acquired ‘on-market’ at the current market price with the acquisition costs borne by the individual. Shares must generally remain in the DSP for at least 12 months, and can remain for up to 10 years.

Shares in the DSP do not have any additional performance criteria in order to vest, given that performance conditions for the STI payment are retrospective and met before the granting of shares.

(1)   TSR measures a company’s share price movement and accumulated dividend yields over the relevant measurement period (ie the change in value of an investment in that company’s shares) and excluding tax effects.

Australian-based Non-executive Directors may opt each year to receive a percentage of their fees in Westpac shares under the DSP. Eligibility for the DSP includes the CEO.

Employee Share Plan (ESP)

The ESP was introduced in 2002. Under the ESP, Westpac shares may be allocated to eligible employees at no cost in recognition of their contribution to our performance over the previous financial year. The ESP operates as a tax-exempt scheme, with a maximum $1,000 value allocation per employee each year. The actual allocation depends on the performance of our share price over the 12 months to 30 September each year. Dealing in the shares in the ESP is restricted for 3 years, except where the employee leaves Westpac.

All Australian-based employees who have six months continuous employment as at 30 September each year are eligible to apply each year to receive Westpac shares under the ESP. Executives who have participated in the WPP, WRP or RSP, and the Directors, are not eligible to participate in the ESP.

Other plans

We also provide reward plans for small, specialised parts of the business. The payments under these plans are directly linked to growth of the relevant part of the business and are each capped at an appropriate proportion of the value and/or profitability of the relevant part of the business. These plans are designed to provide market-competitive remuneration for the relevant employees. Westpac also has ‘grandfathered’ plans, under which no further awards are made, and performance or vesting periods have passed. These vested securities continue to run their course.

d)     Remuneration mix

Total reward levels for executives aim to provide market competitive rewards for superior performance against key financial industry peers and, where appropriate, other large organisations.

An appropriate target reward mix is determined for each management level, with at risk rewards increasing with the level of responsibility and the criticality of the person’s role. The target ranges applicable to each group are:

	Fixed Remuneration	STI(1)	LTI
Chief Executive Officer	25%	29%	46%
Group Executives(2)	20 to 40%	45 to 60%	15 to 20%
General Managers(2)	20 to 60%	32 to 64%	8 to 16%

(1)   From 2007 Group Executives and General Managers are required to defer 25% of actual STI for two years. Brad Cooper is not required to defer any of his STI relating to his first six months of employment.

(2)   For each executive the components of actual remuneration add to 100%.

5.     Linking reward with performance

Our remuneration policy links the remuneration of all executives, as well as the broader employee population, with our short-term and long-term performance. The Remuneration Committee approves the overall share of Economic Profit distributed to employees, based on the Group’s performance.

Company financial performance and Variable Reward

For 2007, Group Economic Profit target performance levels were exceeded, with cash earnings also ahead of target. Our variable reward expenditure is monitored against Economic Profit with actual expenditure capped as a percentage of Economic Profit.

In 2007, the variable reward pool represented approximately 13.2 % of Economic Profit before variable reward expenditure.

Company financial performance and LTIs

Executives receive LTIs where vesting depends on TSR. TSR is based upon share price movement and dividends paid, as well as allowing for any cash distribution under a return of capital to shareholders of any entity in each TSR ranking group under the plan, and is measured over three to five year periods. Our share price and dividend performance for the past five financial years is shown below.

	2003(1)	2004	2005		2006		2007
Three year TSR to 30 September	49.4%	40.7%	48.8%		60.6%		85.7%
Dividends per Westpac share	78 cents	86 cents	100 cents		116 cents		131 cents
Cash earnings per Westpac share	$1.25	$1.39	$1.55 (AGAAP	)
			$1.52 (A-IFRS	)	$1.67 (A-IFRS	)	$1.89
Share price – high	$17.14	$18.28	$21.40		$25.35		$28.69
Share price – low	$12.83	$15.00	$17.52		$20.14		$22.53
Share price – close	$16.20	$17.73	$21.10		$22.71		$28.50

(1)   The closing Westpac share price for the 2002 year (30 September 2002) was $13.85.

The five year Westpac TSR to 30 September 2007 is 123%. For example, a $100 investment in Westpac five years ago would have returned $223 to the shareholder.

6.     Chief Executive Officer’s employment arrangements

David Morgan

David Morgan’s contract (‘Chief Executive Employment Agreement’) was renewed effective 1 March 2004 and is for a fixed term to 31 December 2007. After 18 years with the Group, David Morgan will step down on 31 January 2008, prior to Gail Kelly taking up the role of CEO and Managing Director of the Westpac Group from 1 February 2008.

A summary of the key terms of David Morgan’s contract was lodged with the ASX Limited on 14 August 2003. The performance and remuneration features are as follows:

a)     Short-term employment benefits

David Morgan’s remuneration consists of fixed and variable components.

Fixed remuneration

Fixed remuneration is set at $1.7 million per annum for the term of the contract. There is the opportunity to salary sacrifice for certain employee benefits consistent with our salary sacrifice policy, as well as Westpac shares under the DSP, consistent with the policy for the other Directors.

Short-term incentives

An annual STI payment may be granted if performance criteria determined by the Board are met. A dollar based payment target is specified in the contract as a percentage of fixed remuneration. The actual STI paid to the CEO for each year is determined by the Board based on performance against financial and non-financial objectives, within a range of 0% to 200% of target. For the 2007 performance year, the CEO’s STI target was 130% of his fixed remuneration.

For 2007, the Board established performance targets for the CEO relating to Westpac Group Economic Profit, employee commitment, customer-related measures for both retail and wholesale clients, and corporate responsibility and reputation. In addition, several discretionary measures are provided as a guideline for the Board in determining the CEO’s STI payment. In 2007 they included additional financial health measures, occupational health and safety, and risk management and compliance. The indicators chosen are considered to be the best measures of financial and non-financial Group achievement.

Following the financial year end the Board is provided with the financial and non-financial information relating to the CEO’s performance. Based on this information the Board determines the level of STI to be made to the CEO.

For the year ended 30 September 2007, the Board determined that the CEO’s STI payment would be $3,757,000 which is 170% of the payment target specified in his contract. This payment was calculated based on performance against objectives and the Board’s exercise of discretion.

b)     Post-employment benefits (Superannuation)

Until 2 August 2007, David Morgan was a member of the defined benefit section of Westpac’s main staff superannuation fund. Under the terms of his contract, he was required to make a 5% contribution each year towards his superannuation benefits and Westpac met the remainder of the cost.

The closure of David Morgan’s defined benefit membership occurred in accordance with amended superannuation fund rules that apply to all defined benefit members. From 3 August 2007, David Morgan has been entitled to receive superannuation contributions of 9% of his fixed remuneration in accordance with general Westpac policy.

c)     Share-based payments (including LTI)

David Morgan currently holds performance options and performance share rights received under the Chief Executive Securities Agreement 2003. This agreement was approved by shareholders at Westpac’s Annual General Meeting on 11 December 2003.

The agreement, which only results in rewards if shareholders have benefited from Westpac’s performance, provided for:

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

Performance is tested once only for each tranche, three years from grant (or in the case of the 1 December 2006 tranche, on 1 March 2010). TSR is the basis for the performance measurement as it ensures a link to the creation of shareholder value, and is considered to be an appropriate measure over the long-term. Relative TSR performance was chosen with the aim of delivering superior TSR compared to Westpac’s peers.

Performance options or performance share rights vest only if Westpac’s TSR is at or above the median of the ranking group, with full vesting where TSR ranking is at the 75th percentile. Vesting is on a straight line basis between the median and the 75th percentile. An example of the TSR ranking group is provided in the Glossary.

To date, only the 1 March 2004 tranche has reached a performance test date (1 March 2007). At that test date Westpac’s TSR was below the median of the ranking group and as a result all of the 1 March 2004 tranche lapsed.

An external consultant measures Westpac’s TSR performance relative to the applicable ranking group, and TSR results are provided to the Board or its delegate to determine the proportion of each award that may vest in line with the terms of the Chief Executive Securities Agreement 2003.

Prior to his appointment to the role of CEO, David Morgan was awarded 500,000 stock appreciation rights. These stock appreciation rights were granted on 2 September 1997 at a nominal price of $7.89 per right (‘issue price’) and vested in September 2000 following the achievement of specific performance conditions. The stock appreciation rights allow the holder to receive a cash payment equal to the difference between the issue price and the closing price of Westpac’s shares on the ASX on the date the rights are exercised. Half the vested stock appreciation rights were exercised in May 2006, and the remainder were exercised in November 2006.

The award of stock appreciation rights formed part of David Morgan’s 1997 remuneration. Where an equity-linked LTI is cash-settled, as the stock appreciation rights are on eventual exercise, we are required to disclose the movement in value each year. For the year ended 30 September 2007 the movement in value of the remaining stock appreciation rights prior to exercise was $372,500 ($1,280,000 in 2006).

d)              David Morgan’s retirement

David Morgan’s contract provides for the payment of statutory entitlements and reimbursement of reasonable business expenses when his employment ceases. The rights accruing for LTI under the Chief Executive Securities Agreement 2003 on termination were disclosed to the market in an ASX announcement in 2003.

In the event of earlier termination, the contract provides for an insured benefit to be paid on death or total and permanent disablement, and the Board has the discretion to pay an additional amount in the event of disablement. If David Morgan were to resign with Board consent or be terminated without cause or for poor performance prior to his retirement date, the contract also provides for payment of up to an additional 12 months fixed remuneration.

e)               Appointment of Gail Kelly

On 17 August 2007, we announced the appointment of Gail Kelly as Managing Director and CEO, and disclosed the terms of her remuneration arrangements. Gail Kelly will commence on 1 February 2008, with a continuing contract with no fixed term. Her equity-based remuneration will be put to shareholders for approval at the 2007 Westpac Annual General Meeting.

7.               Group Executives and highest paid executives employment arrangements

The remuneration disclosures prescribed by section 300A of the Corporations Act have been provided in respect of all our Group Executives during the 2007 year. Although not a Group Executive, Curt Zuber, Westpac Group Treasurer, has also been included in this remuneration report, as required under section 300A of the Corporations Act.

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

Certain Group Executives, because of grandfathered contractual benefits or due to individual circumstances, have different provisions in their contracts relating to remuneration and notice periods. These are set out below:

Executive	Description
Ilana Atlas	In the event of termination of employment without cause up to six months after change of control of Westpac, payment in lieu is based on 1.5 times fixed remuneration package.

Andrew Carriline	Six month notice period. Acting in role.

Philip Chronican	Salary for defined benefit superannuation purposes includes annual STI payments (if any).

Rob Coombe	In the event of termination of employment without cause up to six months after change of control of Westpac, payment in lieu is based on 1.5 times fixed remuneration package.

Brad Cooper

Six month notice period. In the event of retrenchment or termination of employment without cause following a change in control or ownership of Westpac New Zealand Limited, payment in lieu is based on 12 months fixed remuneration package.

Provisions relating to relocation from London to Auckland, including accommodation and housing payments, relocation payments, car parking, telecommuting assistance, additional travel between Australia and New Zealand and taxation services.

Michael Pratt

In the event of termination other than for cause, entitled to a payment of approximately 1.7 times fixed remuneration.

Provisions relating to permanent relocation from Melbourne to Sydney, including housing payments and relocation payments.

Diane Sias	Provisions for relocation costs from USA, transitional accommodation, travel, and taxation services.

Curt Zuber’s employment terms and conditions are in line with other Westpac General Managers, including a six month notice period.

8.               Executive remuneration details for the 2007 year

The remuneration of Westpac’s CEO, Group Executives, and highest paid executives for the year ended 30 September 2007 is detailed in the following table.

		Short Term Benefits				Post Employment	Share-based Payment
					Other		Equity-
			Short Term	Non-	Short	Superann-	settled	Equity-settled		Percent-
		Fixed	Incentive	monetary	Term	uation	Performance	Performance		age in
	Notes	Remuneration(1)	(Cash)(2)	Benefits(3)	Benefits	Benefits	Options(4)	Share Rights(4)	Total	Options(5)
		$	$	$	$	$	$	$	$	%
David Morgan, CEO & Managing Director
2007	6,7	1,700,000	3,757,000	836	—	1,407,077	1,508,853	2,196,676	10,570,442	35
2006	6,7	1,700,000	2,040,000	836	—	1,289,139	1,579,166	1,703,131	8,312,272	39
Ilana Atlas, Group Executive, People and Performance
2007		632,755	985,500	985	—	56,730	311,667	371,823	2,359,460	29
2006		623,275	510,000	3,353	—	55,887	316,433	398,123	1,907,071	37
Andrew Carriline, Acting Chief Risk Officer (from 26 April 2007)
2007	8	538,226	547,500	787	—	48,301	111,054	127,100	1,372,968	17
Philip Chronican, Group Executive, Westpac Institutional Bank
2007	6	744,517	1,886,250	836	—	472,658	691,285	866,310	4,661,856	33
2006	6	663,192	1,300,000	1,870	—	336,926	667,143	846,833	3,815,964	40
Philip Coffey, Chief Financial Officer
2007		752,226	1,296,750	787	—	67,431	454,254	537,808	3,109,256	32
2006		714,561	950,000	2,405	—	64,063	473,962	577,290	2,782,281	38
Rob Coombe, Chief Executive Officer, BT Financial Group
2007		644,725	1,877,000	787	—	55,508	302,605	394,730	3,275,355	21
2006		587,615	1,220,000	—	—	52,666	270,864	337,003	2,468,148	25
Michael Coomer, Group Executive, Business and Technology Solutions and Services (retired 3 August 2007)
2007		605,505	839,000	117,108	—	55,122	495,353	622,117	2,734,205	41
2006		717,890	950,000	129,348	—	64,351	462,448	588,106	2,912,143	36
Brad Cooper, Group Executive, New Zealand (commenced 2 April 2007)
2007	9	403,670	952,000	652,103	220,000	35,634	—	72,843	2,336,250	3
Peter Hanlon, Group Executive, Business Financial Services (from 1 March 2007)
2007	6,10,11	542,049	753,000	836	—	92,028	235,864	260,697	1,884,474	26
Michael Pratt, Group Executive, Consumer Financial Services
2007	11	1,024,363	1,559,250	472,163	—	—	694,760	838,324	4,588,860	33
2006		863,669	975,000	474,081	—	—	674,283	876,670	3,863,703	40
Ann Sherry, Group Executive, New Zealand and Pacific Banking (until 15 June 2007)
2007	6,12	424,875	510,296	351,664	577,705	189,409	419,704	510,021	2,983,674	31
2006	6	562,375	625,000	298,398	—	221,933	419,883	524,675	2,652,264	36
Diane Sias, Group Executive, Business and Technology Solutions and Services (commenced 10 September 2007)
2007		40,138	—	99,511	—	3,100	—	—	142,749	—
Rob Whitfield, Group Executive, Risk (until 25 April 2007)
2007	13	561,353	982,500	787	—	48,530	274,276	355,906	2,223,352	28
2006	13	602,133	950,000	—	—	53,960	241,248	298,500	2,145,841	25
Curt Zuber, Group Treasurer
2007	6	443,268	2,728,500	1,949	—	63,142	141,491	211,135	3,589,485	10
2006	6	419,887	2,250,000	1,750	—	42,443	82,194	242,675	3,038,949	11

(1)          Fixed remuneration is the total cost of salary and salary sacrificed benefits (including motor vehicles, parking, etc. and associated fringe benefits tax).

(2)          STI figures reflect annual cash performance awards accrued but not yet paid, with the exceptions of Michael Coomer and Ann Sherry who have left Westpac, in respect of the specified year ended 30 September 2007. For the CEO, 100% of the STI for the year ended 30 September 2007 is payable in December 2007. For Group Executives and General Managers the amount shown represents 75% of the total STI, which is payable in December 2007, with the remaining 25% to be received as Westpac shares under the RSP, restricted for two years, other than for Brad Cooper as noted in section 4.(d).

(3)          Non-monetary benefits are determined on the basis of the cost to Westpac (including associated fringe benefits tax, where applicable) and include annual health checks, relocation at Westpac’s instigation, living away from home expenses and allowances.

(4)          Equity-settled remuneration is based on the amortisation over the vesting period (normally two or three years) of the ‘fair value’ at grant date of hurdled and unhurdled options and share rights that were granted during the four years ended 30 September 2007.  Details of grants in prior years have been disclosed in previous annual reports and the assumptions used in valuing securities granted in 2007 are summarised in the notes to the table in section 8.(a).  ‘Fair value’, is defined by accounting standards as ‘the amount for which an asset could be exchanged, a liability settled, or an equity instrument granted could be exchanged, between knowledgeable, willing parties in an arm’s-length transaction’.  Accounting standards set out specific requirements in relation to the calculation of fair value of equity-settled remuneration.  Westpac complies with all relevant requirements.

(5)          For this purpose, ‘options’ includes equity-settled performance options, performance share rights and unhurdled share rights.

(6)          Superannuation benefits have been calculated consistent with AASB 119.  2006 figures for David Morgan, Philip Chronican and Ann Sherry have been restated following clarification of the application of AASB 119.

(7)          Final Average Salary for superannuation purposes has been impacted by the exercise of stock appreciation rights in May and November 2006.

(8)          Prior to his appointment on 26 April 2007, Andrew Carriline was General Manager, Enterprise Business Services.  Andrew Carriline’s remuneration for the full 2007 performance year has been disclosed.

(9)          The amount under ‘Other Short Term Benefits’ for Brad Cooper represents a sign-on payment.

(10)    Prior to his appointment as Group Executive Business Financial Services on 1 March 2007, Peter Hanlon was General Manager, Business Financial Services.  Peter Hanlon’s remuneration for the full 2007 performance year has been disclosed.

(11)    Business and Consumer Banking was split on 1 March 2007 into Business Financial Services and Consumer Financial Services.

(12)    The amount under ‘Other Short Term Benefits’ for Ann Sherry relates to her leaving Westpac employment.

(13)    Rob Whitfield held the role of Group Executive, Risk from 1 December 2005 to 25 April 2007, at which time he stepped down from the executive team.  We have disclosed Rob Whitfield’s remuneration for the full 2006 performance year and the full 2007 performance year.

a)              Equity-settled remuneration granted during the year

Key features of instruments granted during the year:

		First Possible	Exercise		Fair Value Per
	Grant Date	Vesting Date	Price $	Expiry	Instrument $
CEO performance option(1)	1 December 2006	1 March 2010	24.18	30 November 2016	2.41
CEO performance share right(1)	1 December 2006	1 March 2010	—	30 November 2016	11.41
WPP performance option, general peer group	15 December 2006	15 December 2009	23.98	15 December 2016	2.74
WPP performance option, finance peer group	15 December 2006	15 December 2009	23.98	15 December 2016	2.68
WPP performance share right, general peer group	15 December 2006	15 December 2008	—	15 December 2016	13.74
WPP performance share right, finance peer group	15 December 2006	15 December 2008	—	15 December 2016	13.54
WPP share right	1 May 2007	1 May 2010	—	1 May 2017	23.67

(1)          Grants made to David Morgan under the Chief Executive Securities Agreement 2003.

Grants made during the year

			Number
		Instruments	Granted		Total Fair Value
	Number Vested	Granted	During	Fair Value	Granted During
	During the Year	During the Year(1)	the Year	Granted $	the Year $ (2)
David Morgan	Nil	CEO Performance option	594,167	1,431,942	3,504,762
		CEO Performance share right	181,667	2,072,820
All of the following grants were made under the WPP
Ilana Atlas	Nil	Performance option, general peer group	50,833	139,282	561,419
		Performance option, finance peer group	48,878	130,993
		Performance share right, general peer group	11,002	151,167
		Performance share right, finance peer group	10,338	139,977

Andrew Carriline	Nil	Performance option, general peer group	20,833	57,082	230,091
		Performance option, finance peer group	20,032	53,686
		Performance share right, general peer group	4,509	61,954
		Performance share right, finance peer group	4,237	57,369

Philip Chronican	Nil	Performance option, general peer group	120,166	329,255	1,327,208
		Performance option, finance peer group	115,544	309,658
		Performance share right, general peer group	26,010	357,377
		Performance share right, finance peer group	24,440	330,918

Philip Coffey	Nil	Performance option, general peer group	76,250	208,925	842,158
		Performance option, finance peer group	73,317	196,490
		Performance share right, general peer group	16,504	226,765
		Performance share right, finance peer group	15,508	209,978

Rob Coombe	Nil	Performance option, general peer group	67,916	186,090	750,111
		Performance option, finance peer group	65,304	175,015
		Performance share right, general peer group	14,700	201,978
		Performance share right, finance peer group	13,813	187,028

Michael Coomer	207,618 Performance options	Performance option, general peer group	95,833	262,582	1,058,453
		Performance option, finance peer group	92,147	246,954
	46,435 Performance share rights	Performance share right, general peer group	20,743	285,009
		Performance share right, finance peer group	19,491	263,908

Brad Cooper	Nil	Unhurdled share rights	22,045	521,805	521,805

Peter Hanlon	Nil	Performance option, general peer group	28,166	77,175	311,073
		Performance option, finance peer group	27,083	72,582
		Performance share right, general peer group	6,096	83,759
		Performance share right, finance peer group	5,728	77,557

Michael Pratt	Nil	Performance option, general peer group	116,666	319,665	1,288,544
		Performance option, finance peer group	112,179	300,640
		Performance share right, general peer group	25,252	346,962
		Performance share right, finance peer group	23,728	321,277

Ann Sherry	23,855 Performance options	Performance option, general peer group	71,666	196,365	791,538
		Performance option, finance peer group	68,910	184,679
	8,566 Performance share rights	Performance share right, general peer group	15,512	213,135
		Performance share right, finance peer group	14,576	197,359

Rob Whitfield	Nil	Performance option, general peer group	62,500	171,250	690,289
		Performance option, finance peer group	60,096	161,057
		Performance share right, general peer group	13,528	185,875
		Performance share right, finance peer group	12,711	172,107

Curt Zuber	Nil	Performance option, general peer group	33,333	91,332	368,151
		Performance option, finance peer group	32,051	85,897
		Performance share right, general peer group	7,215	99,134
		Performance share right, finance peer group	6,779	91,788

(1)          Performance options and performance share rights were granted to David Morgan under the Chief Executive Securities Agreement 2003. Performance options, performance share rights and unhurdled share rights were granted to the other disclosed executives under the WPP.

(2)          The fair value of performance options and performance share rights included in the tables above have been independently calculated at grant date using a Binomial/Monte Carlo simulation pricing model. The assumptions included in the valuation of the 1 December 2006 awards to the CEO include a risk free interest rate ranging from 5.56% to 5.81% (depending on the expected life of the instrument), a dividend yield on Westpac shares of 4.8% and a volatility in the Westpac share price of 15%. The assumptions included in the valuation of the 15 December 2006 awards under the WPP include a risk free interest rate ranging from 5.76% to 6.02% (depending on the expected life of the instrument), a dividend yield on Westpac shares of 4.8% and a volatility in the Westpac share price of 15%. Other assumptions include volatilities of, and correlation factors between, share price movements of the ranking group members and Westpac, which are used to assess the impact of performance hurdles. Performance options and performance share rights have been valued assuming an expected life after the vesting date of up to one year. The fair value of unhurdled share rights was calculated as the market price of the underlying shares at grant adjusted for the value of expected dividends forgone at the assumed rate of 4.6% for the period between grant and vesting (three years). The amounts, when aggregated in this table, do not reconcile with the amounts shown in the other tables in section 8 which show amortised totals of LTI awards over their vesting period.

b)              Value of equity-settled remuneration exercised and lapsed

The value of equity-settled remuneration exercised and lapsed during 2007 is shown below. Exercise is only possible to the extent that performance hurdles have been met. Lapses occur during the year where some or all of an executive’s performance options and performance share rights fail to vest at a test date, or where an executive leaves Westpac. The performance levels achieved during the year where performance was tested and reached the minimum performance hurdle resulted in lapse rates of between 30% and 100%.

The values in excess of exercise price have been calculated by taking the difference between the exercise price of the performance option or performance share right and the five day weighted average Westpac share price on the date the transaction (exercise or lapse) occurred. This methodology differs from the method for calculating the fair value of performance options and performance share rights included in other tables in this report and care should be taken in interpreting the following amounts, especially if seeking to aggregate them with other remuneration amounts disclosed.

Figures in the table may not be able to be fully reconciled due to rounding of reporting values for individual securities.

						Value Exercised	Value Lapsed
					Value (in Excess	During the Year	During the Year
				Exercise	of Exercise	from Previous	from Previous
		Date of		Price	Price)	Grants	Grants
	Date of Grant	Exercise/Lapse	Number	$	$	$	$
David Morgan	1 March 2004	1 March 2007	713,000	16.71	9.16		6,531,080
	1 March 2004	1 March 2007	218,000	—	25.87		5,639,660

Ilana Atlas	3 April 2000	14 November 2006	94,186	10.75	14.01	1,319,546
	23 April 2001	14 November 2006	90,910	13.67	11.09	1,008,192
	9 January 2002	14 November 2006	172,340	14.70	10.06	1,733,740
	20 January 2003	14 November 2006	72,141	13.59	11.17	805,815
	20 January 2003	14 November 2006	18,944	—	24.76	469,053

Andrew Carriline	29 December 1999	2 July 2007	20,000	9.53	16.08	321,600
	23 April 2001	2 July 2007	25,000	13.50	12.11	302,750
	20 January 2003	2 July 2007	18,186	13.59	12.02	218,596

Philip Chronican	20 January 2003	14 November 2006	163,681	13.59	11.17	1,828,317

Philip Coffey	9 January 2002	14 November 2006	129,255	14.70	10.06	1,300,305
	6 August 2002	2 July 2007	46,809	16.03	9.58	448,430

Rob Coombe	20 January 2003	14 November 2006	95,000	13.59	11.17	1,061,150

Michael Coomer	21 January 2004	3 August 2007	183,150	16.34	9.49		1,738,094
	20 January 2005	3 August 2007	200,348	18.98	6.85		1,372,384
	20 December 2005	3 August 2007	34,228	20.53	5.30		181,408
	15 December 2006	3 August 2007	32,583	23.98	1.85		60,279
	20 December 2005	3 August 2007	115,646	20.53	5.30		612,924
	15 December 2006	3 August 2007	27,644	23.98	1.85		51,141
	21 January 2004	3 August 2007	50,761	—	25.83		1,311,157
	20 January 2005	3 August 2007	51,247	—	25.83		1,323,710
	20 December 2005	3 August 2007	8,186	—	25.83		211,444
	15 December 2006	3 August 2007	7,053	—	25.83		182,179
	20 December 2005	3 August 2007	27,243	—	25.83		703,687
	15 December 2006	3 August 2007	5,847	—	25.83		151,028

Ann Sherry	21 January 2004	15 June 2007	178,571	16.34	9.14		1,632,139
	20 January 2005	15 June 2007	182,926	18.98	6.50		1,189,019
	20 December 2005	15 June 2007	72,621	20.53	4.95		359,474
.	15 December 2006	15 June 2007	71,666	23.98	1.50		107,499
	20 December 2005	15 June 2007	97,789	20.53	4.95		484,056
	15 December 2006	15 June 2007	68,910	23.98	1.50		103,365
	21 January 2004	15 June 2007	49,492	—	25.48		1,261,056
	20 January 2005	15 June 2007	46,791	—	25.48		1,192,235
	20 December 2005	15 June 2007	14,507	—	25.48		369,638
	15 December 2006	15 June 2007	15,512	—	25.48		395,246
	20 December 2005	15 June 2007	23,036	—	25.48		586,957
	15 December 2006	15 June 2007	14,576	—	25.48		371,396

The information in this paragraph is required to be disclosed under the Corporations Act. However, the Board considers that the aggregated information does not reflect actual remuneration received by the named executives. Notably, this requirement has been removed from the Corporations Act with effect from the next reporting period. The aggregate of value exercised, value lapsed, and value granted during the year for the specified executives is: David Morgan $15,675,502; Ilana Atlas $5,897,766; Andrew Carriline $1,073,037; Philip Chronican $3,155,525; Philip Coffey $2,590,893; Rob Coombe $1,811,261; Michael Coomer $8,957,888; Brad Cooper $521,805; Peter Hanlon $311,073; Michael Pratt $1,288,544; Ann Sherry $8,843,618; Rob Whitfield $690,289; Curt Zuber $368,151.

c)               Options & share rights holdings

The following table does not include performance options and performance share rights in respect of the 2007 remuneration review as these had not been issued at 30 September 2007.

				Number	Number		Number
	Type of	Number	Number Granted	Exercised	Lapsed	Number	Vested and
	Equity-Based	Held at	During the Year	During	During	Held at	Exercisable at
	Instrument	Start of Year	as Remuneration	the Year	the Year	End of Year	End of Year
David Morgan	Performance option	2,139,000	594,167	—	713,000	2,020,167	—
	Performance share right	654,000	181,667	—	218,000	617,667	—

Ilana Atlas	Performance option	851,720	99,711	429,577	—	521,854	—
	Performance share right	127,258	21,340	18,944	—	129,654	—

Andrew Carriline	Performance option	204,025	40,865	63,186	—	181,704	—
	Performance share right	36,107	8,746	—	—	44,853	—

Philip Chronican	Performance option	1,049,224	235,710	163,681	—	1,121,253	—
	Performance share right	225,898	50,450	—	—	276,348	—

Philip Coffey	Performance option	922,386	149,567	176,064	—	895,889	127,308
	Performance share right	159,162	32,012	—	—	191,174	—

Rob Coombe	Performance option	452,273	133,220	95,000	—	490,493	26,246
	Performance share right	115,573	28,513	—	—	144,086	31,839

Michael Coomer	Performance option	728,420	187,980	—	593,599	322,801	322,801
	Performance share right	156,538	40,234	—	150,337	46,435	46,435

Brad Cooper	Share right	—	22,045	—	—	22,045	—

Peter Hanlon	Performance option	347,986	55,249	—	—	403,235	—
	Performance share right	89,487	11,824	—	—	101,311	—

Michael Pratt	Performance option	924,209	228,845	—	—	1,153,054	—
	Performance share right	236,811	48,980	—	—	285,791	—

Ann Sherry	Performance option	555,762	140,576	—	672,483	23,855	23,855
	Performance share right	142,392	30,088	—	163,914	8,566	8,566

Rob Whitfield	Performance option	323,692	122,596	—	—	446,288	—
	Performance share right	82,809	26,239	—	—	109,048	—

Curt Zuber	Performance option	128,545	65,384	—	—	193,929	—
	Performance share right	62,601	13,994	—	—	76,595	—

d)              Westpac share holdings

		Number Received	Other		Number	Number
	Number	on Exercise of	Changes	Number	Held Non-	Held Non-
	Held at	Equity	During	Held at	Beneficially	Beneficially
	Start of Year	Instruments	the Year	End of Year	at Start of Year	at End of Year
David Morgan	1,958,186	—	(800,000)	1,158,186	—	—
Ilana Atlas	13,089	448,521	647	462,257	2,000	2,000
Andrew Carriline	14,855	63,186	(63,186)	14,855	—	—
Philip Chronican	460,000	163,681	—	623,681	—	—
Philip Coffey	222,285	176,064	(114,727)	283,622	—	—
Rob Coombe	37,493	95,000	25,548	158,041	—	—
Michael Coomer(1)	61,280	—	(18,065)	—
Peter Hanlon	28,758	—	(1,397)	27,361	—	—
Michael Pratt	9,708	—	1,821	11,529	—	—
Ann Sherry(1)	286,025	—	—	—
Rob Whitfield(1)	269,225	—	—	—
Curt Zuber	20,301	—	—	20,301	—	—

(1)          Michael Coomer and Ann Sherry left Westpac, and Rob Whitfield stepped down from the executive team, prior to 30 September 2007.

Brad Cooper and Diane Sias held no Westpac shares during the year.

9.               Non-executive Director remuneration

a)              Policy

The Board’s focus is on strategic direction, long-term corporate performance and the creation of shareholder value. As a consequence, Non-executive Director fees are not directly related to Westpac’s short-term results and Non-executive Directors do not participate in Westpac’s incentive schemes.

The structure of fees for Non-executive Directors recognises the competitive pressures of the market place and the need to attract and retain appropriately experienced and qualified Board members. The Board accepts that Non-executive Directors’ fees must not place an inappropriate burden on our finances. However we operate in a complex market, and the duties and obligations of the Non-executive Directors are increasingly onerous. When fee reviews are undertaken, the Board considers the performance of Westpac and seeks the advice of independent remuneration consultants to ensure market alignment.

The Board believes that a smaller sized Board is more effective for teamwork and decision making. This places high workload on individuals.

b)              Framework

The fee framework for Non-executive Directors is reviewed periodically by the Board taking into account market rates and director workload, given the small size of the Board. The most recent review was completed in May 2007, with the resulting fee framework set out in the table below.

For the reporting period up until 7 May 2007, Non-executive Directors (excluding the Chairman) received a base fee and additional amounts to recognise Remuneration Committee Chairmanship. Further, Directors appointed on or before 3 July 2003 had their base fee reduced to recognise the individual level of future retiring allowance that was frozen effective December 2005 (February 2006 for Carolyn Hewson). The frozen allowances are indexed in line with average weekly ordinary time earnings, with the indexed amount paid at retirement.

For the reporting period from 7 May 2007, key changes to the Non-executive Director fee framework are as follows:

•                  a single base fee for all Non-executive Directors replaced the previous range of individual fees;

•                  an increased Chairman fee replaced the previous Chairman fee;

•                  committee chair fees were increased in line with current market practice levels; and

•                  a committee membership fee was introduced consistent with the fee structure applying for most major Australian listed companies and to recognise the significant contribution of committee members. The exception to this is the Nominations Committee, for which no additional fee is paid to any member.

The Chairman does not receive any committee fees.

Non-executive Director fees for the reporting period

	Annual rate	Annual rate
	from 7 May 2007	from1 October 2006 to 6 May 2007
Base Fees

Chairman	$700,000	$547,888
Non-executive Directors	$200,000	For Directors appointed after 3 July 2003 $189,063
		For Directors appointed on or before 3 July 2003 $189,063 reduced based on the individual level of the frozen retiring allowance

Committee Chairman Fees

Audit Committee Chairman	$50,000	$35,000
Risk Management Committee Chairman	$50,000	$35,000
Remuneration Committee Chairman	$45,000	$25,000
Corporate Responsibility & Sustainability Committee Chairman	$40,000	$25,000

Committee Membership Fees

Audit Committee member	$25,000	—
Risk Management Committee member	$25,000	—
Remuneration Committee member	$20,000	—
Corporate Responsibility & Sustainability Committee member	$20,000	—

Throughout the reporting period, additional fees for five Non-executive Directors were payable for membership on boards of subsidiaries or related entities, which vary according to the position held, the size, level and nature of business activity and the time commitment required. These fees are included in the table in section 9.(e).

We pay superannuation contributions in accordance with the Superannuation Guarantee legislation for all Non-executive Directors, except those who withdrew from superannuation guarantee coverage prior to 1 July 2007.

c)               Fee pool

Non-executive Directors’ fees are determined within an aggregate Non-executive Directors’ fee pool limit, which is periodically approved by our shareholders. Shareholders last approved a pool of $3,000,000 at the 2006 Westpac Annual General Meeting. For the 2007 year, $2,200,743 (73%) of the fee pool was utilised.

d)              Equity participation

Non-executive Directors do not receive options or share rights, although Australian-based Directors may elect each year to receive a percentage of their fees in Westpac shares acquired under the DSP. Non-executive Directors have voluntarily agreed to build up their shareholding in Westpac, equal in value to at least 100% of their annual base fees, generally over the course of their tenure, to align their interests with the long-term interests of shareholders.

e)               Remuneration details for the 2007 year

Details of the nature and amount of each element of the remuneration of our Non-executive Directors for the year ended 30 September 2007 are as follows:

			Short Term
			Employment
			Benefits	Post Employment
					Retiring
					Allowance		Total Retiring	Retiring
				Superannuation	Accrued During		Allowance	Allowance
		Notes	Fees	Guarantee	the Year(1)	Total	Accrued	Paid
			$	$	$	$	$	$
Ted Evans, Chairman (from 1 April 2007)
	2007	2,4,7	528,913	12,758	16,535	558,206	404,739	—
	2006	2,4,5,7	201,775	12,325	37,780	251,880	388,204	—

Leon Davis, Chairman (retired 31 March 2007)
	2007		273,944	—	22,500	296,444	—	1,488,507
	2006		534,619	—	76,883	611,502	1,466,007	—

Elizabeth Bryan (appointed 6 November 2006)
	2007	2,3,4,7	231,002	11,543	—	242,545	—	—

Gordon Cairns	2007	2,3,4	231,845	12,758	—	244,603	—	—
	2006	2,3	189,063	12,247	—	201,310	—	—

David Crawford	2007	2,4	239,372	12,758	14,482	266,612	354,468	—
	2006	2,4,5	202,203	12,325	37,539	252,067	339,986	—

Carolyn Hewson	2007	2,4,8	250,793	12,758	11,927	275,478	280,548	—
	2006	2,4,5	190,817	12,997	67,242	271,056	268,621	—

Helen Lynch (retired 14 December 2006)
	2007	2,4,6	70,659	4,043	4,095	78,797	—	634,593
	2006	2,4,5,6	219,399	12,325	35,440	267,164	630,498	—

Peter Wilson	2007	2,3,4,7	294,838	12,758	—	307,596	—	—
	2006	2,3	190,986	12,247	—	203,233	—	—
Total Non-executive Directors - 2007			2,121,366	79,376	69,539	2,270,281	1,039,755	2,123,100
Total Non-executive Directors - 2006			1,728,862	74,466	254,884	2,058,212	3,093,316	—

(1)          Retiring allowances are not included in calculations for the Non-executive Director fee pool. Retiring allowances were frozen for individual Non-executive Directors between December 2005 and February 2006. Accruals shown for 2006 and 2007 include indexation in line with average weekly earnings following the freezing of the retiring allowances.

(2)          We pay statutory superannuation guarantee contributions for any Non-executive Directors appointed after July 2003, and from 14 December 2005 for any Nonexecutive Directors appointed prior to July 2003.

(3)          Not entitled to retiring allowance.

(4)          Includes fees paid to Chairpersons and, from 7 May 2007, members of Board Committees.

(5)          Westpac paid, to 14 December 2005, the superannuation guarantee charge in relation to its eligible Non-executive Directors appointed prior to July 2003. This amount is not included in calculations for the Non-executive Director fee pool, as it is a government charge.

(6)          Includes fees for services provided as Chairperson of Westpac Staff Superannuation Plan.

(7)          Includes fees for services provided as Director of Westpac New Zealand Limited.

(8)          Includes fees for services provided as Director of BT Investment Management Limited.

Glossary

Employee Equity Plans - Relative TSR Ranking Groups

Chief Executive Securities Agreement 2003 ranking group

The largest 50 Australian listed companies at time of grant, excluding property trusts and specified resources companies. As at 30 September 2007, the most recently determined ranking group consisted of AGL Energy Limited, Allco Finance Group Limited, Amcor Limited, AMP Limited, Aristocrat Leisure Limited, Australia and New Zealand Banking Group Limited, ASX Limited, AXA Asia Pacific Holdings Limited, Babcock & Brown Limited, Babcock & Brown Infrastructure Group, Billabong International, Boral Limited, Brambles Industries Limited, Coca-Cola Amatil Limited, Cochlear Limited, Coles  Myer Ltd, Commonwealth Bank of Australia, Computershare Limited, CSL Limited, CSR Limited, Fairfax (John) Holdings Limited, Foster’s Group Limited, Harvey Norman Holdings Limited, Insurance Australia Group Limited, James Hardie Industries NV, Leighton Holdings Limited, Lend Lease Corporation Limited, Macquarie Airports, Macquarie Bank Limited, Macquarie Infrastructure Group, Metcash Limited, National Australia Bank Limited, Orica Limited, Perpetual Limited, Publishing & Broadcasting Limited, Qantas Airways Limited, QBE Insurance Group Limited, Resmed Inc, Sonic Healthcare Limited, St George Bank Limited, Suncorp-Metway Limited, Tattersalls Limited, Tabcorp Holdings Limited, Telecom Corporation of New Zealand Limited, Telstra Corporation Limited, Toll Holdings Limited, Transurban Group, Wesfarmers Limited, West Australian Newspapers Holdings Limited and Woolworths Limited.

WRP peer group

The WRP ranking group will be comprised of the top 10 companies by market capitalisation at the time of grant, in the peer group. The peer group will be comprised of 13 selected Australian banking and financial sector companies. As at 30 September 2007 no grants had yet been made under the WRP.

WPP ranking groups	Financial ranking group

The top 10 of 13 selected Australian banking and financial sector companies, by market capitalisation, at the time of grant. As at 30 September 2007, the most recently determined ranking group consisted of AMP Limited, Australia and New Zealand Banking Group Limited, AXA Asia Pacific Holdings Limited, Bendigo Bank Limited, Commonwealth Bank of Australia, Insurance Australia Group Limited, Macquarie Bank Limited, National Australia Bank Limited, St George Bank Limited and Suncorp-Metway Limited.

General ranking group

The largest 50 Australian listed companies at time of grant, excluding property trusts, specified resources companies and those in the financial ranking group. As at 30 September 2007, the most recently determined ranking group consisted of ABC Learning Centres Limited, AGL Energy Limited, Allco Finance Group Limited, Amcor Limited, Aristocrat Leisure Limited, ASX Limited, Babcock & Brown Limited, Babcock & Brown Infrastructure Group, Billabong International, Boral Limited, Brambles Industries Limited, Coca-Cola Amatil Limited, Cochlear Limited, Coles Myer Ltd, Computershare Limited, CSL Limited, CSR Limited, Dyno Nobel Limited, Downer EDI Limited, Fairfax (John) Holdings Limited, Foster’s Group Limited, Goodman Fielder Limited, Harvey Norman Holdings Limited, James Hardie Industries NV, Leighton Holdings Limited, Lend Lease Corporation Limited, Lion Nathan Limited, Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Metcash Limited, Orica Limited, Perpetual Limited, Publishing & Broadcasting Limited, Qantas Airways Limited, QBE Insurance Group Limited, Resmed Inc, Sigma Pharmaceuticals Ltd, Sonic Healthcare Limited, Symbion Health Limited, Tattersalls Limited, Tabcorp Holdings Limited, Telecom Corporation of New Zealand Limited, Telstra Corporation Limited, Toll Holdings Limited, Transurban Group, Wesfarmers Limited, West Australian Newspapers Holdings Limited, Woolworths Limited and United Group Limited.

9.               Auditor

a)              Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is below.

Auditor’s Independence Declaration
PricewaterhouseCoopers

As lead auditor for the audit of Westpac Banking Corporation for the year ended 30 September 2007,

I declare that to the best of my knowledge and belief, there have been:

a)     no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b)    no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the year.

ABN 52 780 433 757

Darling Park Tower 2 201 Sussex Street GPO BOX 2650 SYDNEY NSW 1171 DX 77 Sydney Australia www.pwc.com/au Telephone +61 2 8266 0000 Facsimile +61 2 8266 9999

D.H. Armstrong	Sydney, Australia
Partner	1 November 2007
PricewaterhouseCoopers

b)              Non-audit services and independence

We may decide to engage PricewaterhouseCoopers on assignments additional to their statutory audit duties where their expertise or experience with Westpac or a controlled entity is important.

Details of the non-audit service amounts paid or payable to PricewaterhouseCoopers for non-audit services provided during the year are set out in the table below.

	2007	2006
	$’000	$’000
Remuneration for audit related services	1,885	101
Remuneration for taxation services	167	187
Remuneration for other services	559	165
Total remuneration for non-audit services (including goods and services tax)	2,611	453

Our external auditor, PricewaterhouseCoopers, also provides audit and non-audit services to non-consolidated entities including non-consolidated securitisation vehicles sponsored by the Group, non-consolidated trusts of which a Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of these services were approximately $4.9 million in total (2006 $4.5 million). PricewaterhouseCoopers may also provide audit and non-audit services to other entities in which we hold a minority interest and which are not consolidated. We are not aware of the amount of any fees paid by those entities.

We have a policy on engaging PricewaterhouseCoopers, details of which are set out in the Corporate governance and Audit governance and independence sections which forms part of this report.

The Board has considered the position and, in accordance with the advice received from the Audit Committee, is satisfied that the provisions of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by PricewaterhouseCoopers, as set out above, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•                  all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor; and

•                  none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accounts.

Signed in accordance with a resolution of the Board.

Ted Evans AC	David Morgan
Chairman	Managing Director & Chief Executive Officer
1 November 2007	1 November 2007

Directors and Group Executives

Directors

Our business is managed under the direction of the Board of Directors. Our constitution requires no more than 15 Non-executive Directors. In addition, up to three members of the Board may be Executive Directors. At 30 September 2007, the Directors were:

Name of Director	Year Appointed	Expiry of Current Term in Office
Ted Evans (Chairman)(1),(2),(3),(6)	2001	2007
David Morgan (Managing Director, CEO)(5),(7)	1997	2008	(8)
Elizabeth Bryan(1),(2),(5)	2006	2009
Gordon Cairns(1),(2),(3),(4)	2004	2007
David Crawford(1),(2),(3),(4)	2002	2008	(9)
Carolyn Hewson(1),(2),(3),(4)	2003	2009
Peter Wilson(1),(2),(3),(5)	2003	2009

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

(4)          Member of the Remuneration Committee, which assists the Board by reviewing and approving our remuneration policies and practices. The Remuneration Committee’s consideration of reward structure is based on fairness, business performance, legal obligations and high standards of corporate governance. The Committee reviews and makes recommendations to the Board in relation to all equity-based plans and the remuneration of Non-executive Directors and the CEO. It also approves remuneration packages and contracts for positions reporting directly to the CEO and oversees merit recognition, recruiting policies, management development, training policies, personnel matters and succession planning.

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

(6)          Appointed as Chairman on 1 April 2007.

(7)          Appointed as Managing Director and CEO on 1 March 1999.

(8)          As discussed in Section 8.6 of the Directors’ report, David Morgan will retire from Westpac on 31 January 2008.

(9)          David Crawford will retire from the Westpac Board at the conclusion of the 2007 Annual General Meeting.

Term of Directors

The Directors may appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, provided the total number does not exceed the maximum number of 15 Non-executive Directors and three Executive Directors. A Director appointed by this method holds office only until the close of the next AGM but is eligible for election at that meeting. Westpac’s constitution provides that at each AGM one-third of the Non-executive Directors (or the nearest number to one-third) and any other Director who has held office for three years or more, must retire from office and shall be eligible for re-election. The Directors to retire by rotation shall be those who have been the longest in office. In determining the number of Directors to retire, no account is to be taken of a Director who holds office only until the close of the meeting (casual vacancy) or the Managing Director. A retiring Director holds office until the conclusion of the meeting at which the Director retires but is eligible for re-election. Under the ASX Listing Rules no Director (apart from the Managing Director) of a listed entity may continue in office, without offering himself or herself for re-election, past the third AGM following their appointment or previous re-election or three years, whichever is the longer.

Under our constitution any Director who attains 70 years of age during the year will be required to retire at the next AGM and is not eligible for appointment, election or re-election as a Director.

Changes in Board of Directors

Leon Davis retired as Chairman and Non-executive Director, effective 31 March 2007.

Elizabeth Bryan was appointed as a Non-executive Director, effective 6 November 2006.

Helen Lynch retired as a Non-executive Director, effective 14 December 2006.

Group Executives

As at 30 September 2007 our Group Executives were:

			Year
		Year Joined	Appointed to
Name of Group Executive	Position	Group	Position
David Morgan	Managing Director and Chief Executive Officer	1990	1999
Ilana Atlas	Group Executive, People and Performance	2000	2002
Andrew Carriline	Acting Chief Risk Officer	1996	2007
Philip Chronican	Group Executive, Westpac Institutional Bank	1982	2005
Philip Coffey	Chief Financial Officer	1996	2005
Rob Coombe	Chief Executive Officer, BT Financial Group	2002	2005
Brad Cooper	Group Executive, Westpac New Zealand Limited	2007	2007
Peter Hanlon	Group Executive, Business Financial Services	1995	2007
Michael Pratt	Group Executive, Consumer Financial Services	2002	2002
Diane Sias	Group Executive, Business & Technology Solutions and Services	2007	2007

There are no family relationships between or among any of our Directors or Group Executives.

David Morgan, Chief Executive Officer, BEc, MSc, PhD. Age 60

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

Ilana Atlas, Group Executive, People and Performance, BJur (Hons.), LLB (Hons.), LLM. Age 52

Ilana joined Westpac in 2000 as Group Secretary and General Counsel. In October 2002 she was appointed to her present role, and is accountable for people strategy and management. She was previously a partner of Mallesons Stephen Jaques, where she worked extensively as a corporate lawyer and in managerial roles including human resources and as managing partner.

Andrew Carriline, Acting Chief Risk Officer, BCom LLB. Age 47

After joining Westpac in 1996, Andrew played a key role in Westpac’s extensive outsourcing and M&A agenda, including the sale of AGC and acquisition of BT and Rothschild. Since 2002, Andrew has had a number of senior roles in Risk and Sourcing areas of Westpac. Andrew’s current responsibilities include Group Risk, Group Operational Risk and Compliance and Legal and Secretariat. Prior to joining Westpac, Andrew practiced law firstly in the public sector at the Commonwealth Attorney-General’s Department and then in private practice at Freehills.

Philip Chronican, Group Executive, Westpac Institutional Bank, BCom (Hons.), MBA, SF Fin. Age 51

Phil was appointed into his present role in December 2005 with responsibility for Westpac’s relationships with corporate, institutional and government clients in Australia and worldwide, as well as the business areas of financial markets, debt capital markets, specialised capital, structured investments and transactional banking. In addition, Phil has geographic responsibility for Westpac’s Asian and Pacific Island business. He was previously Chief Financial Officer (CFO) and held business group CFO roles in both retail and institutional banking. Phil has been with Westpac in a variety of positions in Australia and in New Zealand since 1982.

Philip Coffey, Chief Financial Officer, BEc (Hons.). Age 49

Phil was appointed Chief Financial Officer (CFO) in December 2005, with responsibility for Westpac’s finance, tax, treasury and investor relations functions. He joined Westpac in 1996, and was appointed Group Executive, Westpac Institutional Bank in 2002. Previously with AIDC and Citicorp, he has extensive experience in funds management and financial markets, including roles in the UK and New Zealand. He began his career with the Reserve Bank of Australia.

Rob Coombe, Chief Executive Officer, BT Financial Group, LLB (Hons.). Age 44

Rob joined Westpac with the acquisition of the BT Financial Group in 2002 and has over 23 years experience in banking, finance and wealth management. Rob leads a team of over 3,000 people across private banking, insurance, advice, funds management and wealth and superannuation solutions. He started with BT in 1991 and has held a number of positions, including Senior Legal Counsel, Head of BT’s International Funds Management and CEO of BT’s Funds Management business in Malaysia. Rob is actively involved in industry issues and is a board member of the Investment and Financial Services Association Limited (IFSA).

Brad Cooper, Group Executive, Westpac New Zealand Limited DipBM, MBA, FAIM. Age 45

Brad was appointed Chief Executive and Group Executive, Westpac New Zealand Limited on 2 April 2007. Prior to this appointment, Brad was Chairman of GE Capital Bank and Chief Executive Officer of GE Consumer Finance UK & Ireland. He drove GE’s UK Six Sigma program and was certified as a Quality Leader (Black Belt) in December 2002. He was promoted to Chief Executive Officer of GE Consumer Finance UK in January 2003 and appointed Chairman of GE Capital Bank in 2004.

Peter Hanlon, Group Executive, Business Financial Services, BA (Comms), CTech (Aero Eng), AMP (Harvard).Age 52

As Group Executive, Business Financial Services, Peter is responsible for business banking sales, relationship management, customer service and product and risk management conducted by Westpac across Australia. Prior to this position, he has held several other senior roles in Westpac including General Manager roles in Marketing, Branch Banking and Consumer Credit. Peter joined Westpac in 1995 from the State Bank of South Australia where he was the Chief Manager of Sales and Service. Prior to his banking career, Peter served in The Royal Australian Air Force.

Michael Pratt, Group Executive, Consumer Financial Services, CBkg, GradDipOrgBeh, SF Fin, FAIM, FAHRI,AMP (Harvard), Age 54

Mike joined the Westpac executive team in April 2002 as Group Executive for New Zealand and Pacific Banking. In August 2002, he was appointed Group Executive, Business and Consumer Banking (BCB) for Australia. In February 2007 BCB was split and Mike assumed responsibility for mortgage and personal lending including third party relationships, cards and savings and transaction accounts. Mike has had an extensive career in retail banking and was previously CEO, Australian Financial Services, National Australia Bank and CEO, Bank of New Zealand.

Diane Sias, Group Executive, Business and Technology Solutions and Services, BEc. MBA. Age 49

Diane re-joined Westpac in September 2007 and is responsible for information technology, outsourcing, governance, banking operations and back office functions and corporate services (including fraud, anti-money laundering and security).Prior to her return to Westpac, Diane was a partner at McKinsey & Company. Diane brings to Westpac global experience in successful execution of organisational restructuring and technology led transformation.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Section 2

Three year summary

Financial review

Three year summary(1)

(in $millions unless otherwise indicated)	2007	2006	2005
Income statement year ended 30 September(2)
Net interest income	6,313	5,642	5,259
Non-interest income	3,860	3,575	3,454
Net operating income before operating expenses and impairment charges	10,173	9,217	8,713
Operating expenses	(4,543)	(4,295)	(4,159)
Impairment charges	(482)	(375)	(382)
Profit from ordinary activities before income tax expense	5,148	4,547	4,172
Income tax expense	(1,630)	(1,422)	(1,223)
Net profit attributable to minority interests	(67)	(54)	(251)
Net profit attributable to equity holders	3,451	3,071	2,698
Balance sheet at 30 September(2)
Loans	272,545	234,484	203,150
Other assets	102,276	65,094	63,113
Total assets	374,821	299,578	266,263
Deposits	199,222	167,741	149,252
Debt issues	87,126	66,080	48,754
Loan capital	7,704	5,957	4,214
Other liabilities	62,938	43,702	47,150
Total liabilities	356,990	283,480	249,370

Shareholders’ equity and minority interest	17,831	16,098	16,893

Key Financial Ratios
Shareholder value
Dividends per ordinary share (cents)	131	116	100
Dividend payout ratio (%)	70.1	69.4	67.2
Return on average ordinary equity (%)	23.5	23.0	21.7
Earnings per share (cents)	186.9	167.2	148.9
Net tangible assets per ordinary share ($)(3)	6.96	6.12	5.69
Share price ($):
High	28.69	25.35	21.40
Low	22.53	20.14	17.52
Close	28.50	22.71	21.10

Business Performance
Operating expenses to operating income ratio (%)	44.7	46.6	47.7
Net interest margin	2.19	2.29	2.45
Productivity ratio(4)	4.01	4.01	4.00

Capital adequacy
Total equity to total assets (%)	4.8	5.4	6.3
Total equity to total average assets (%)	5.4	5.7	6.6
Tier 1 ratio (%)	6.5	6.9	7.2
Adjusted common equity (ACE) (%)(5)	4.5	4.6	5.4
Total capital ratio (%)(6)	9.5	9.6	9.7

Credit Quality
Net impaired assets to equity and collectively assessed provisions (%)	1.4	1.5	1.9
Total provisions(7) to gross loans and acceptances (basis points)	61.6	63.0	84.0

Other information
Points of bank representation (number at financial year end)	1,073	1,068	1,060
Core full time equivalent staff (number at financial year end)(8)	25,903	25,363	25,583

(1)          This three year summary is prepared in accordance with A-IFRS.

(2)          The above balance sheet and income statement extracts are derived from the consolidated financial statements included in this report.

(3)          After deducting preference equity and goodwill and other intangible assets.

(4)          Net operating income before operating expenses and impairment charges/salaries and other staff expenses (net of restructuring expenses).

(5)          See capital resources section for further details on this ratio.

(6)          For details on the calculation of this ratio refer to Note 28 to the financial statements.

(7)          Includes the Australian Prudential Regulatory Authority required capital deduction of $128 million (pre-tax) above A-IFRS provisioning levels at 30 September 2007 ($117 million (pre-tax) at 30 September 2006), which forms part of the APRA termed General Reserve for Credit Losses.

(8)          Core full-time equivalent staff includes overtime and pro-rata part time staff. It excludes staff on unpaid absences (e.g. maternity leave), temporary and contract staff.

Financial review

Key information

Selected consolidated financial and operating data

We have derived the following selected financial information as of, and for the financial years ended, 30 September 2007, 2006 and 2005 from our audited consolidated financial statements and related notes which have been prepared in accordance with A-IFRS. The financial statements were reported on by independent auditors PricewaterhouseCoopers. We have derived the following selected financial information as of and for the financial years ended 30 September 2007, 2006, 2005, 2004 and 2003 in accordance with US GAAP from our audited consolidated financial statements and related notes for each of those financial years.

PricewaterhouseCoopers was appointed our auditor at our Annual General Meeting (AGM) on 12 December 2002 in accordance with the requirements of the Corporations Act.

This information should be read together with ‘Operating and financial review and prospects’, our audited consolidated financial statements and the accompanying notes included elsewhere in this Annual Report.

We adopted the requirements of A-IFRS for the first time in preparing financial statements for the year ended 30 September 2006. In accordance with A-IFRS, we have restated the financial statements for our financial year ended 30 September 2005. Transitional provisions permitted financial instruments and insurance related assets and liabilities to be accounted for in accordance with AGAAP in 2005 and A-IFRS in 2006. Previously published financial statements for our financial year ended 30 September 2005, as well as all prior financial periods, were prepared in accordance with AGAAP. A-IFRS differs in certain material respects from AGAAP and, accordingly, financial statements for our financial years ended 30 September 2007, 2006 and 2005 prepared in accordance with
A-IFRS are not comparable to the financial statements for 2005 and prior years prepared in accordance with AGAAP.

We have included in a separate section of this Annual Report under the caption ‘Additional financial information’ selected consolidated financial and operating data as of and for the financial years ended 30 September 2005, 2004 and 2003 derived from our previously published financial statements prepared in accordance with AGAAP. We have displayed this data separately because this data is not comparable to data derived from financial statements prepared in accordance with A-IFRS.

Consolidated income statement

	Year Ended 30 September
(in $millions unless otherwise indicated)	2007	2007	2006	2005
	US$(1)	A$	A$	A$
Amounts in accordance with A-IFRS
Interest income	19,547	22,075	18,091	15,544
Interest expense	(13,957)	(15,762)	(12,449)	(10,285)
Net interest income	5,590	6,313	5,642	5,259
Non-interest income	3,418	3,860	3,575	3,454
Net operating income before operating expenses and impairment charges	9,008	10,173	9,217	8,713
Operating expenses	(4,023)	(4,543)	(4,295)	(4,159)
Impairment charges	(427)	(482)	(375)	(382)
Profit before income tax	4,559	5,148	4,547	4,172
Income tax expense	(1,443)	(1,630)	(1,422)	(1,223)
Net profit for the year	3,115	3,518	3,125	2,949
Net profit attributable to minority interests	(59)	(67)	(54)	(251)
Net profit attributable to equity holders of Westpac Banking Corporation	3,056	3,451	3,071	2,698
Weighted average number of ordinary shares (millions)(2)	1,846	1,846	1,837	1,845
Basic earnings per ordinary share (cents)(2)	165.5	186.9	167.2	148.9
Dividends per ordinary share (cents)	116	131	116	100
Dividend payout ratio (%)(3)	70.1	70.1	69.4	67.2

Refer to page 63 for footnote explanations.

	Year Ended 30 September
(in $millions unless otherwise indicated)	2007	2007	2006	2005	2004	2003
	US$(1)	A$	A$	A$	A$	A$
Amounts in accordance with US GAAP(4)
Net income	3,386	3,824	2,936	2,813	2,772	1,984
Operating expenses	4,091	4,620	4,558	4,289	3,967	3,818

Refer to page 63 for footnote explanations.

	Consolidated
(in $millions unless otherwise stated)	2007	2007	2006	2005	2004	2003
	US$(1)	A$	A$	A$	A$	A$
Computation of ordinary earnings per share in accordance with US GAAP
Weighted average number of ordinary shares (millions)	1,846	1,846	1,837	1,851	1,846	1,824
Average other potential ordinary shares	62	62	60	71	63	-
Average options and performance share rights	7	7	5	4	13	7
Average shares and share equivalents	1,915	1,915	1,902	1,926	1,922	1,831
Net income	3,386	3,824	2,936	2,813	2,772	1,984
Basic earnings per ordinary share (cents)(2)	183.4	207.1	159.8	152.0	150.2	108.8
Fully diluted net income per share (cents)(14)	181.2	204.6	158.6	150.2	147.5	108.4
Basic earnings per ADS (five times earnings per share in cents)	917	1,035	799	760	751	544

Refer to page 63 for footnote explanations.

Differences between A-IFRS and US Generally Accepted Accounting Principles (US GAAP) results

Our consolidated financial statements are prepared in accordance with accounting principles and policies as summarised in Note 1 to the financial statements. These accounting principles and policies differ in some material respects to US GAAP. A reconciliation of net income, total assets, total liabilities and equity under US GAAP is included in Note 49 to the financial statements.

Consolidated net income under US GAAP for the year ended 30 September 2007 was A$3,765 million (2006 A$2,936 million, 2005 A$2,813 million).

Selected consolidated balance sheet data

	Year Ended 30 September
(in $millions unless otherwise indicated)	2007	2007	2006	2005
	US$(1)	A$	A$	A$
Amounts in accordance with A-IFRS
Year end balances
Cash and balances with central banks	1,986	2,243	3,132	2,853
Due from other financial institutions	25,130	28,379	12,211	14,355
Trading securities, other financial assets and available-for-sale (2005: Investment securities)	21,699	24,505	17,811	14,464
Loans	241,339	272,545	234,484	198,286
Acceptances of customers(5)				4,864
Due to other financial institutions	8,087	9,133	12,051	10,654
Deposits	176,411	199,222	167,741	149,252
Trading liabilities and other financial liabilities designated at fair value	7,281	8,223	2,893	3,154
Total assets	331,904	374,821	299,578	266,263
Total liabilities excluding loan capital	309,293	349,286	277,523	245,156
Total loan capital(6)	6,822	7,704	5,957	4,214
Net assets	15,789	17,831	16,098	16,893
Total equity attributable to equity holders of Westpac Banking Corporation (7),(8)	14,096	15,919	14,186	13,561
Minority interests	1,693	1,912	1,912	3,332
Average balances
Total assets	292,410	330,220	282,052	256,690
Loans and other receivables	226,337	255,604	218,796	193,462
Acceptances of customers				5,235
Shareholders’ equity (7),(8)	13,024	14,708	13,369	12,651
Minority interests	1,692	1,911	1,473	3,507

Refer to page 63 for footnote explanations.

	Year Ended 30 September
(in $millions unless otherwise indicated)	2007	2007	2006	2005	2004	2003
	US$(1)	A$	A$	A$	A$	A$
Amounts in accordance with US GAAP(4)
Total assets	325,086	367,121	297,908	265,164	251,705	221,768
Total liabilities	310,192	350,301	282,943	250,447	238,777	209,994
Equity attributable to equity holders	14,894	16,820	14,965	14,717	12,928	11,774
Average total assets	285,592	322,520	280,382	262,474	243,662	210,806
Average total equity	14,073	15,892	14,841	14,257	12,351	11,182

Refer to page 63 for footnote explanations.

Summary of consolidated ratios

	Year Ended 30 September
(in $millions unless otherwise indicated)	2007	2007	2006	2005
	US$(1)	A$	A$	A$
Ratios in accordance with A-IFRS
Profitability ratios (%)
Net interest margin(9)	2.19	2.19	2.29	2.45
Return on average assets(10)	1.05	1.05	1.09	1.05
Return on average ordinary equity(11)	23.5	23.5	23.0	21.7
Return on average total equity(12)	20.8	20.8	20.7	16.7
Capital ratio (%)
Average total equity to average total assets	5.0	5.0	5.3	6.3
Total capital ratio(13)	9.5	9.5	9.6	9.7
Earnings ratios
Basic earnings per ordinary share (cents)(2)	165.5	186.9	167.2	148.9
Fully diluted earnings per ordinary share (cents)(14)	164.1	185.3	165.7	147.2
Dividends per ordinary share (cents)	116	131	116	100
Dividend payout ratio (%)(3)	70.1	70.1	69.4	67.2
Credit quality ratios
Impairment charges written off (net of recoveries)	309	349	270	331
Impairment charges written off (net of recoveries) to average loans (%)	0.16	0.16	0.12	0.16

	Year Ended 30 September
(in $millions unless otherwise indicated)	2007	2007	2006	2005	2004	2003
	US$(1)	A$	A$	A$	A$	A$
Ratios in accordance with US GAAP(4)
Profitability ratios (%)
Net interest margin	2.25	2.25	2.32	2.44	2.40	2.60
Net profit attributable to equity holders to
average total assets	1.19	1.19	1.05	1.07	1.14	0.94

Net profit attributable to equity holders to
average total equity	24.06	24.06	19.78	19.73	22.40	17.70

Capital ratio (%)
Average total equity to average total assets	4.9	4.9	5.3	5.4	5.2	5.3
Leverage ratio(15)	4.6	4.6	4.7	5.0	4.7	4.6
Earnings ratios
Basic earnings per ordinary share (cents)	183.4	207.1	159.8	152.0	150.2	108.8
Fully diluted earnings per ordinary share (cents)(14)	181.2	204.6	158.6	150.2	147.5	108.4
Dividends per ordinary share (US cents)	116	116	87	76	62	53
Dividend payout ratio (%)(3)	63.3	63.3	72.8	65.8	57.3	71.7

(1)          Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.8855, the Noon Buying Rate on 28 September 2007. Amounts or ratios are in accordance with this conversion rate.

(2)          Based on the weighted average number of fully paid ordinary shares outstanding, including nil New Zealand Class shares in 2007 (2006 nil, 2005 41 million).

(3)          Calculated by dividing the dividends per ordinary share by the basic earnings per ordinary share.

(4)          For the reconciliation with US GAAP, refer to Note 49 to the financial statements for the financial years ended 30 September 2007, 2006 and 2005 and to the relevant note to the financial statements for the prior financial years.

(5)          Acceptances of customers are included in loans in 2007 and 2006.

(6)          This includes 2004 TPS and FIRsTS in 2007 and 2006. In 2005 these instruments were classified as minority interests.

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

Risk factors

Our business activities are subject to risks that can adversely impact our business, future performance and financial condition. You should carefully consider the risks and the other information in this Annual Report before investing in our securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the following risks actually occur, our business, results of operations or financial condition could be materially adversely affected, with the result that the trading price of our securities could decline and you could lose all or part of your investment.

Our business is substantially dependent on the Australian and New Zealand economies

Our revenues and earnings are dependent on the level of financial services our customers require. In particular, levels of borrowing are heavily dependent on customer and investor confidence, the state of the economy, the home lending market and prevailing market interest rates from time to time in the countries in which we operate.

We currently conduct most of our business in Australia and New Zealand. Consequently, our performance is influenced by the level and cyclical nature of business and home lending activity in these countries, and by the growth of the Chinese and Southeast Asian economies by which the Australian economy is heavily influenced. These factors are in turn impacted by both domestic and international economic and political events. There can be no assurance that a weakening in the Australian or New Zealand economies will not materially affect our financial condition and results of operations. The economic conditions of other regions where we conduct operations can also affect our future performance. Furthermore, weakness in the global capital market due to credit, liquidity or other problems could increase our cost of funding and decrease revenues.

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

An increase in defaults in our loan portfolio could adversely affect our results of operations and financial condition

Credit risk is our most significant risk and arises primarily from our lending activities. We hold collective and individually assessed provisions for impairment charges. If these provisions prove inadequate then this could have a material adverse effect on our results of operations and financial performance.

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

Reputational damage could harm our business and prospects

Various issues may give rise to reputational risk and cause harm to our business and our prospects. These issues include appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money laundering laws, trade sanctions legislation, privacy laws, information security policies, sales and trading practices, and conduct by companies in which we hold strategic investments. Failure to address these issues appropriately could also give rise to additional legal risk, subject us to regulatory enforcement actions, fines and penalties, or harm our reputation among our customers and our investors in the marketplace.

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

Other risks

Other risks that can impact our performance include insurance risk, model risk, interest rate risk and business risk. Refer to the section ‘Corporate governance’ for more information on these risks.

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

Recent accounting developments – Australia

Westpac adopted A-IFRS with effect from 1 October 2005, with certain comparatives being restated with effect from 1 October 2004. Where Westpac has presented three years of comparative information, the accounting for financial instruments and certain insurance related assets and liabilities is prepared on a different basis in the 2005 financial year. These were accounted for under AGAAP in 2005, while from 2006 and onwards, this was in accordance with A-IFRS.

For other developments in Australian accounting standards refer to Note 1(k) of the financial statements. For a discussion of the impact of the adoption of A-IFRS on our financial position and performance, refer to Note 47 to the financial statements.

Recent accounting developments – United States

In September 2006 the FASB issued SFAS 157 ‘Fair Value Measurements’ which is applicable for financial years beginning after 15 November 2007. The standard is applicable to assets and liabilities required to be measured at fair value by other accounting standards, and requires certain disclosures in respect of these assets and liabilities. It also outlines a framework to apply when determining fair value. The Group will apply the standard from 1 October 2008, we do not expect the standard to materially impact our current approach to fair value measurement.

SFAS 158 ‘Employers Accounting for Defined Benefit Pension and Other Postretirement Plans’ was issued in September 2006. It changes the accounting for defined benefit plans by requiring that gains or losses relating to the plans be recognised in other comprehensive income as they arise. The Group has applied SFAS 158 on 30 September 2007, being the end of the fiscal year. Adoption has required unrecognised actuarial losses to be brought to account reducing equity determined for US GAAP purposes by $229 million.

In June 2006 the FASB issued Interpretation 48 ‘Accounting for Uncertainty in Income Taxes’, which prescribes recognition and measurement principles for recognising income tax liabilities and the treatment of related expenses including interest and penalties. The standard is required to be applied for periods beginning after 15 December 2006, and the Group will apply it from 1 October 2007. We do not expect adoption of the interpretation to materially impact income tax expense or provisions.

In March 2006 the FASB issued SFAS 156 ‘Accounting for Servicing of Financial Assets’ which clarifies how servicing assets or liabilities should be recognised and measured when an entity undertakes an obligation to service a financial asset by entering into a servicing contract through sale. The standard is effective for financial years beginning after 15 September 2006. The standard requires servicing assets or liabilities to be initially measured at fair value and subsequently either using an amortisation or a fair value approach. The Group has applied the standard from 1 October 2006 and the standards has not had a material impact on the Group’s reported position or performance for the year.

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

As at 30 September 2007, the fair value of trading securities, financial assets designated at fair value through profit and loss, available-for-sale securities and life insurance assets was $39,961 million. The fair value of trading liabilities, financial liabilities designated at fair value through profit and loss and deposits was $56,826 million. The fair value of outstanding derivatives was $884 million (net liability). The fair value of trading securities of $20,815 million and life insurance assets of $15,456 million was substantially based on quoted market prices. The fair value of financial assets determined by valuation models that did not use observable market prices was $770 million. The fair value of other financial assets and financial liabilities, including derivatives, is largely determined by valuation models using observable market prices and rates. Where observable market inputs are not available, day one profits or losses are not recognised.

We believe that the judgements and estimates used are reasonable in the current market, however, a change in these judgements and estimates would lead to different results as future market conditions can vary from those expected.

Provisions for impairment charges

Provisions for loan impairment charges represent management’s best estimate of the losses incurred in the loan portfolios as at the balance date. There are two components of our loan impairment provisions, individually assessed provisions and collectively assessed provisions.

In determining the individual component all relevant considerations that have a bearing on the expected future cash flows are taken into account, for example, the business prospects of the customer, the realisable value of collateral, our position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. These judgements and estimates can change with time as new information becomes available or as work-out strategies evolve, resulting in revisions to the impairment provision as individual decisions are made.

The collective component is established on a portfolio basis taking into account the level of arrears, collateral, past loss experience and defaults based on portfolio trends. The most significant factors in establishing these provisions are estimated loss rates and related emergence periods. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, unemployment levels, payment behaviour and bankruptcy rates.

As at 30 September 2007, gross loans to customers were $273,914 million and the provision for impairment on loans was $1,369 million.

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

Additionally, goodwill is tested for impairment annually by determining if the carrying value of the cash generating unit (CGU) that it has been allocated to is recoverable. The recoverable amount is the higher of the CGU’s fair value and its value in use. Determination of appropriate cash flows and discount rates for the calculation of the value in use is subjective. As at 30 September 2007, the carrying value of goodwill was $2,398 million.

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

The superannuation deficit across all our plans as at 30 September 2007 was $116 million (2006 deficit of $110 million). This comprises net recognised liabilities of $274 million (2006 $199 million) and unrecognised actuarial gains of $158 million (2006 $89 million).

Provisions (other than loan impairment charges)

Provisions are held in respect of a range of obligations such as employee entitlements, restructuring costs, non-lending losses, impairment charges on credit commitments, and surplus lease space. Some of the provisions involve significant judgement about the likely outcome of various events and estimated future cash flows. Provisions for taxation held in respect of uncertain tax positions represents the tax benefits at risk associated with specific transactions. The assessment of the amount of tax benefits at risk involves the exercise of management judgements about the ultimate outcomes of the transactions. Payments which are expected to be incurred later than one year are discounted at a rate which reflects both current interest rates and the risks specific to that provision.

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

Auditors’ remuneration

Auditors’ remuneration, including goods and services tax, to the external auditor for the years ended 30 September 2007 and 2006 is summarised from Note 37 to the financial statements as follows:

	2007	2006
	$’000	$’000
Audit fees	12,733	12,753
Audit-related fees	1,885	101
Tax fees	167	187
All other fees	559	165

The external auditor, PricewaterhouseCoopers, also provides audit and non-audit services to non-consolidated entities including trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of these services were approximately $4.9 million in total (2006 $4.5 million). PricewaterhouseCoopers may also provide audit and non-audit services to other entities in which Westpac holds a minority interest, and which are not consolidated. Westpac is not aware of the amount of any fees paid by those entities.

Audit related services

Of the total amount of fees paid by Westpac to PricewaterhouseCoopers in the year ended 30 September 2007, approximately 0.43% of these fees (0.52% of Audit fees) were approved by the Board Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X of the US securities laws. No other fees paid by Westpac to PricewaterhouseCoopers in that year were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Westpac Group Secretariat continually monitors the application of the pre-approval process in respect of non-audit services provided by PricewaterhouseCoopers and promptly brings to the attention of the Board Audit Committee any exceptions that need to be approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Westpac Group Secretariat ensures the pre-approval guidelines are communicated to the Business Units through publication on the Westpac Intranet.

Overview of performance

	2007	2006	2005
	$m	$m	$m
Net interest income	6,313	5,642	5,259
Non-interest income	3,860	3,575	3,454
Net operating income before operating expenses and impairment charges	10,173	9,217	8,713
Operating expenses	(4,543)	(4,295)	(4,159)
Impairment charges	(482)	(375)	(382)
Profit from ordinary activities before income tax expense	5,148	4,547	4,172
Income tax expense	(1,630)	(1,422)	(1,223)
Net profit attributable to minority interests	(67)	(54)	(251)
Net profit attributable to equity holders	3,451	3,071	2,698
Earnings per share (cents): Basic	186.9	167.2	148.9
Earnings per share (cents): Fully diluted	185.3	165.7	147.2

Overview of performance

2007 v 2006

Net profit attributable to equity holders was $3,451 million in 2007, an increase of $380 million or 12% compared to 2006. The Group’s result was characterised by strong net operating income before operating expenses and impairment charges growth of 10%, with contributions from all our business units. Expense growth was 6%. Both impairment charges and income tax expense increased over 2006. Business Financial Services (BFS) contributed $95 million of the increase in net profit attributable to equity holders, Consumer Financial Services (CFS) contributed $164 million, Institutional Bank $85 million, BT Financial Group Australia (BTFG) $78 million, and New Zealand Banking’s contribution in A$ terms was down by $6 million. The Other segment’s contribution decreased by $36 million compared to 2006.

Net interest income increased $671 million or 12% compared to 2006 resulting from strong Consumer and Business volume growth in both Australia and New Zealand, with a 16% increase in loans and 19% increase in deposits, partly offset by a 10 basis point decline in net interest margin.

Non-interest income growth of $285 million or 8% benefited from a 4% increase in fees and commissions, a 16% increase in wealth management and insurance income and a 26% increase in trading income. This was somewhat offset by a reduction in other income, which included the profit from the sale of the sub-custody business in 2006.

Expenses increased by $248 million or 6% in 2007 largely driven by a 10% increase in staff expenses supporting additional customer serving employees, increased customer volumes and performance related incentive payments. Technology and software amortisation increased by $21 million compared to 2006.

Impairment charges increased by $107 million or 29% in line with strong loan growth combined with modest deterioration consistent with the economic environment and tightening of monetary policy.

2006 v 2005

Net profit attributable to equity holders was $3,071 million in 2006, an increase of $373 million or 14% over 2005. The 2006 result was driven by sound revenue growth due to improving volumes, with system market share multiples for new business improving in key products including housing, cards and business lending (source: Reserve Bank of Australia/Australian Prudential Regulation Authority statistics). Expense growth was 3%, while impairment charges fell slightly. Higher tax charges were offset by lower allocations of profit to minority interests. BFS contributed $58 million of the increase in net profit attributable to equity holders, CFS contributed $172 million, Institutional Bank contributed $20 million, BTFG $30 million, while New Zealand Banking’s contribution increased $18 million. The Other segment’s contribution increased $75 million.

Net interest income was $5,642 million in 2006, an increase of $383 million or 7% on 2005. The increase in 2006 was driven by a 12% increase in average interest earnings assets, partially offset by a 16 basis point decline in margins. Net loans grew 15% in 2006, with the key drivers being strong growth in Institutional Bank lending (up 33%), BTFG margin lending (up 48%) and Personal (up 17%). Mortgage balances increased 12%. Margins declined 16 basis points due to changes in both asset and liability mix. Decreases in asset spreads were offset by increases in liability spreads following RBA rate rises during the year.

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

Impairment charges were $375 million, $7 million or 2% lower than 2005. This decrease was partly driven by the impacts of AASB 132 and AASB 139, which led to changes in the provision methodology and were only applicable from 1 October 2005. The decrease in the expense relating to this adjustment was offset by higher charges related to book growth (primarily credit cards) and a slight increase in stressed loans (up seven basis points to 81 basis points).

Income statement review

Net Interest income

	2007	2006	2005
	$m	$m	$m
Interest income	22,075	18,091	15,544
Interest expense	(15,762)	(12,449)	(10,285)
Net interest income	6,313	5,642	5,259
Increase/(decrease) in net interest income
Due to change in volume	380	(214)	285
Due to change in rate	291	597	219
Change in net interest income	671	383	504

2007 v 2006

Net interest income was $6,313 million in 2007, an increase of $671 million or 12% compared to 2006.

The key driver for this growth was the 17% increase in average interest earning assets and the 18% increase in average interest bearing liabilities, offset by a ten basis point decrease in margins.

Growth in net loans over the year was 16% compared to growth of 17% in average interest earning assets. In Australia, net loan growth was $30.8 billion or 16% over the prior year. In New Zealand, net loans increased by 21% (NZ$ terms) and by 18% in A$ terms.

Key drivers of the growth in net loans over 2007 were:

•                  CFS net loans up 12%, predominantly in housing, which was up 12%;

•                  BFS lending up 16%, with growth across all segments supported by increases in customer serving employees;

•                  Institutional Bank up 33% following increased customer demand and limited opportunities for customers to access capital markets in the last quarter;

•                  lending in BTFG grew 36%, with margin lending up $1.3 billion; and

•                  New Zealand Banking lending up NZ$6.1 billion (17%) driven by housing and business lending.

Total deposits, including short term wholesale funding, increased 19% or $31.5 billion since 30 September 2006, in line with growth in average interest bearing liabilities. Excluding wholesale funding, deposits increased 13% or $15.9 billion. This increase was largely a result of deposit growth in our Australian and New Zealand operations. In Australia, growth in deposits in BFS and CFS of 15% and 11% respectively was driven by growth in online deposit accounts, with the BFS result also boosted by growth in corporate cash accounts. In New Zealand, deposits were up 15% (NZ$ terms), resulting from growth in consumer online deposit accounts and term deposits.

Treasury short term wholesale funding increased $15.6 billion (33%), in part to fund increased holdings of liquid assets.

Net interest margin for the year ended 30 September 2007 was 2.19%, ten basis points lower than the equivalent margin for the year ended 30 September 2006. A positive outcome was the slowdown in combined asset and liability margin decline in our Consumer and Business areas in our Australian and New Zealand core banking businesses. The decline moderated from ten basis points in 2006 to eight basis points in 2007.

The components of the margin decline of ten basis points were:

•                  a decrease in asset spread/mix of seven basis points, driven by:

•                  six basis point decrease from additional competitive pressure on new business combined with new business being written at lower spreads than spreads on the existing book. Spread compression slowed in the second half; and

•                  one basis point decrease due to mix impacts from a higher proportion of fixed rate loans in Australia and New Zealand and low rate credit cards in Australia;

•                  a decrease in liability spread/mix of one basis point, driven by:

•                  six basis point increase in liability spreads (five basis points in Australia and one basis point in New Zealand); and

•                  seven basis point decrease from product mix changes, primarily the migration to higher interest online deposit accounts in Australia and New Zealand;

•      four basis point margin mix impact of growing lower margin institutional assets faster than higher margin consumer and business loans; partially offset by:

•                  Treasury had a one basis point positive impact on margins despite increased funding costs over the latter months of the year; and

•                  the impact of the credit card over-accrual correction in 2006 had a one basis point positive impact on margins in the current year.

2006 v 2005

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

•                  the recognition in interest expense on distributions on hybrid instruments classified as debt (recognised in minority interests in 2005); and

•                  the recognition of interest income using the effective interest rate method.

The net impact of the changes on net interest income was an increase of $106 million.

In 2006 the increase in net interest income was also a result of an increase in average interest earning assets of 12% and average interest bearing liabilities of 15% combined with a margin decline of 16 basis points.

Growth in average net loans of 13% was lower than the 15% growth in loans at period end principally due to strong lending growth in the latter months of 2006, particularly in the Institutional Bank.

Growth in period end balances of Australian net loans was 20%. Total New Zealand net loans at period end increased by 12% (NZ$ terms) and by 7% in A$ terms.

Key loan growth drivers included:

•                  CFS net loans increased 13%, with Housing lending up 12%;

•                  BFS net loans increased 15%;

•                  Institutional Bank net loans increased by 33%;

•                  New Zealand housing lending increased 14% while business lending increased by 11%; and

•                  BTFG achieved 48% growth in its margin lending portfolio driven by continued strong equity markets.

Growth in period end deposit balances across the Group increased 12% in 2006 with a 10% increase in CFS customer deposits, an 11% increase in BFS customer deposits, and a 9% (NZ$ terms) increase in New Zealand customer deposits. Institutional Bank deposits increased 17%. However, deposit growth did not match loan growth, driving a 20% increase in treasury short term funding.

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

Key movements impacting on the Group were:

•                  assets - competitive pressures and our decision to meet the market on price saw spreads decline on mortgages, cards and business lending in BFS and CFS (five basis points). New Zealand contributed two basis points of the decline, mainly due to the residual impact of the switch between floating and fixed rate mortgages, which occurred in 2005. Spread contraction on Corporate lending and other assets contributed two basis points to the decline.

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

Interest spread and margin

	2007	2006	2005
	$m	$m	$m
Group
Net interest income	6,313	5,642	5,259
Tax equivalent gross up(1)	101	111	214
Net interest income (including gross up)	6,414	5,753	5,473
Average interest earning assets	292,417	250,703	223,698
Average interest bearing liabilities	274,955	233,016	203,294
Average net non-interest bearing liabilities and equity	17,462	17,687	20,404
Interest spread(2)	1.85%	1.92%	1.99%
Benefit of net non-interest bearing liabilities and equity(3)	0.34%	0.37%	0.46%
Net interest margin(4)	2.19%	2.29%	2.45%
On a geographical basis, interest spread and margins were:
Australia
Interest spread(2)	1.85%	1.87%	1.89%
Benefit of net non-interest bearing liabilities and equity(3)	0.27%	0.30%	0.37%
Net interest margin(4)	2.12%	2.17%	2.26%
New Zealand
Interest spread(2)	1.74%	2.03%	2.30%
Benefit of net non-interest bearing liabilities and equity(3)	0.64%	0.59%	0.58%
Net interest margin(4)	2.38%	2.62%	2.88%
Other overseas
Interest spread(2)	0.83%	0.72%	0.73%
Benefit of net non-interest bearing liabilities and equity(3)	0.27%	0.41%	0.29%
Net interest margin(4)	1.10%	1.13%	1.02%

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

(4)          Net interest margin is calculated by dividing net interest income (including tax equivalent gross up) by average interest earning assets.

Non-interest income

	2007	2006	2005
	$m	$m	$m
Net fees and commissions	1,832	1,766	1,853
Trading income	660	525	332
Wealth management and insurance income	1,259	1,084	1,135
Other income	109	200	134
Total non-interest income	3,860	3,575	3,454

2007 v 2006

Non-interest income was $3,860 million in 2007, an increase of $285 million or 8% compared to 2006. This was driven by increases across fees and commissions, trading and wealth management income, partially offset by a reduction in other income.

Fees and commissions increased by $66 million or 4%. This was largely driven by an increase in CFS fees and commissions due to volume led increases and some fee re-pricing initiatives in 2006 and higher fees and commissions in BFS due to deposit fee increases. This was tempered by a decline in New Zealand Banking fees and commissions due to fee reductions on transaction accounts which were introduced in early 2007 to increase product competitiveness.

Trading income increased by $135 million or 26% compared to 2006 as increased sales and risk management activity was stimulated by higher market volatility. This resulted in an increase in Institutional Bank Markets income which was up $152 million; this was partially offset by lower Treasury foreign exchange income.

Wealth management and insurance income increased by $175 million or 16%. This was largely driven by growth in Funds Under Administration (FUA) of 14% and Funds Under Management (FUM) of 6%. FUA and FUM were impacted by two large redemptions of very low margin mandates in the second half of 2007, which had minimal impact on revenues. Excluding these redemptions, growth rates in FUA and FUM were 35% and 15% respectively. Wealth management income was also impacted by the policyholder tax recoveries from our life insurance business. Policyholder tax recoveries in 2007 were $92 million, an increase of $31 million on 2006.

Other income decreased by $91 million or 46% compared to 2006. The prior year results included the proceeds from the sale of the sub-custody business ($94 million) which was the primary driver of the year on year decline in total other income. Movements across other line items within other income largely offset year on year. Income received in the current year from the recognition of research and development (R&D) rebates associated with qualifying technology expenditure ($40 million) and income received from the earn-out of the sale of the sub-custody business ($19 million) was offset by lower gains on disposal, revaluation of assets not repeated in the current year and losses on translation of our NZ earnings.

2006 v 2005

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

Wealth management and insurance income decreased by $51 million or 4% on 2005. The decrease in wealth management and insurance income was impacted by the consolidation treatment of external investors’ interests in certain managed investment schemes where Westpac controls the schemes, with the outside investors interest now treated as liabilities rather than minority interests, and policyholder tax recoveries from our life insurance business. The consolidation changes related to these schemes have no impact on net profit attributable to equity holders as the other side of the consolidation entry is reflected in the tax expense line (for the policyholder tax recovery entry) or net profits attributable to minority interests (for the managed investment schemes entry). Policyholder tax recoveries in 2006 were $61 million, a decrease of $27 million or 31% on 2005 due to lower investment returns on Westpac’s life insurance statutory funds. Total movements in these consolidation entries resulted in wealth management and insurance income decreasing $121 million offset by a reduction in allocation of profit to minority interests. This decline was partially offset by growth in fees, due primarily to growth in Funds under Administration.

Other income was $200 million in 2006, an increase of $66 million or 49% on 2005. This increase included the sale proceeds of the sub-custody business in July 2006 ($94 million), the sale of part of the Group’s shareholding in MasterCard Inc. ($15 million of which $13 million was recognised in Australia and $2 million in New Zealand), and revaluation gains on financial assets in 2006 of
$74 million relating to investment securities and credit derivatives. Offsetting this, 2005 results included $64 million profits on the sale of investment securities.

Operating expenses

	2007	2006	2005
	$m	$m	$m
Salaries and other staff expenses	2,557	2,324	2,186
Equipment and occupancy expenses	628	614	596
Other expenses	1,358	1,357	1,377
Total operating expenses	4,543	4,295	4,159
Productivity ratio(1)	4.01	4.01	4.00
Total operating expenses to operating income ratio	44.7%	46.6%	47.7%

(1)          Net operating income before operating expense and impairment charges/salaries and other staff expenses net of restructuring expenses.

2007 v 2006

Operating expenses in 2007 were $4,543 million, an increase of $248 million or 6% compared to 2006. The increase in 2007 was primarily the result of higher personnel costs. The expense to income ratio fell 190 basis points to 44.7%.

Salaries and other staff expenses were $2,557 million, an increase of $233 million or 10% compared to 2006. This was driven by increased staff numbers, fixed salary increase of 4% and other market related pay increases, and variable performance related pay increases in line with higher Markets income and strong economic profit growth.

Equipment and occupancy expenses were $628 million, an increase of $14 million or 2% compared to 2006. This was driven by an increase in operating lease rentals due to market related increases from the renewal of existing leases as well as the opening of 13 new retail branches and five new commercial banking centres, increases in software and technology amortisation, partially offset by a decline in other equipment and occupancy expenses.

Other expenses increased by $1 million on 2006 to $1,358 million. The negligible growth year on year was largely due to a decrease in outsourcing costs as contractual benefits were realised, offset by increased advertising costs associated with the launch of the new brand campaign.

2006 v 2005

Operating expenses in 2006 were $4,295 million, an increase of $136 million or 3% on 2005.

The increase in 2006 was primarily the result of higher personnel costs and software amortisation charges as a number of projects were rolled out to the business and were then amortised. The expense to income ratio fell 110 basis points to 46.6%.

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

Equipment and occupancy costs were $614 million, an increase of $18 million or 3% on 2005. This has been driven by a $33 million increase in software amortisation expenses (including impairments) over the prior year following the completion of large projects during 2006, including Pinnacle, which re-engineered our lending processes; Reach, an integrated customer management system; and Connect@Westpac, a new on-line system to manage various human resources functions, which replaced a number of legacy tools and systems.

Other expenses were $1,357 million in 2006, $20 million or 1% lower than 2005. Reduced outsourcing costs from efficiencies generated with our outsource partners and lower non-lending losses were the key drivers. Stationery costs were also down as initiatives regarding customer statements and the availability of annual reports on-line gained traction. In addition, other expenses in 2005 included $8 million in expenses relating to the consolidation of Epic.

Impairment charges

	2007	2006	2005
	$m	$m	$m
Impairment charges	482	375	382
Impairment charges to average loans (basis points)	19	17	19

2007 v 2006

Impairment charges increased by $107 million or 29% to $482 million in 2007. Impairment charges in 2007 represented 19 basis points of average gross loans, up two basis points compared to the 30 September 2006 results.

The higher charge in the current year reflects an increase in provisioning to reflect recent developments in global markets, increased write-offs in the Australian unsecured lending portfolio, some downward re-grades in the business segment in New Zealand and lower write-backs in the Institutional Bank. These charges were partially offset by lower individually assessed provisions in the Institutional Bank.

Stressed exposures as a percentage of total commitments increased seven basis points from 30 September 2006 to 88 basis points at
30 September 2007. This was largely driven by re-grading of business customers in New Zealand, due to a more challenging economic environment. We track these exposures closely and have benefited in the past by early identification and monitoring of potential problem exposures, together with prompt remediation steps to avoid/minimise losses.

Total impaired asset provisions as a percentage of total impaired assets remained stable at 49% from 30 September 2006 to
30 September 2007. We are alert to the stresses that may emerge from recent developments in global capital markets and from the tightened funding environment.

2006 v 2005

Impairment charges decreased by $7 million or 2% as at 30 September 2006 to $375 million. The movement in the result between 2006 and 2005 was impacted by the change in methodology under A-IFRS to the extent that the 2006 charge is not strictly comparable with the 2005 result. Impairment charges in 2006 represented 17 basis points of average gross loans and acceptances, down two basis points on 30 September 2005.

The lower charge in 2006 reflected the change in calculation methodology offset by additional charges generated by the unsecured consumer portfolio (credit cards portfolio), some deterioration in the business segment in Australia, as well as some deterioration in individual exposures in the Institutional Bank.

Stressed loans as a percentage of total commitments increased 7 basis points from 30 September 2005 to 81 basis points at
30 September 2006. This was largely driven by business customers in our Australian retail division, due to a more challenging economic environment (interest rate rises and higher input costs such as fuel during 2006).

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

Income tax expense

	2007	2006	2005
	$m	$m	$m
Income tax expense	1,630	1,422	1,223
Tax as a percentage of profit from ordinary activities before tax (effective tax rate)	31.7%	31.3%	29.3%

2007 v 2006

Income tax expense increased by $208 million or 15%, from $1,422 million in 2006 to $1,630 million in 2007. The effective tax rate increased by 40 basis points in 2007 to 31.7%. The 2007 income tax result was impacted by the tax effect of movements in exchange rates on branch capital deployed offshore, contributing $43 million to the increase in income tax expense.

2006 v 2005

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

•                  life company concessional tax rates – the Australian concessional tax rates applicable to earnings from life insurance companies ceased in July 2005, resulting in higher tax charges going forward. The higher tax charges impacted our 2005 results for only three months, while being in effect for all of 2006; and

•                  the impact of the write down in Westpac’s deferred tax asset in the United Kingdom of $41 million.

Balance sheet review

The detailed components of the balance sheet are set out in the notes to the financial statements.

As at 30 September	2007	2006	2005
	$m	$m	$m
Assets
Cash and balances with central banks	2,243	3,132	2,853
Due from other financial institutions	28,379	12,211	14,355
Derivative financial instruments	24,308	10,311	9,944
Trading securities, other financial assets and available-for-sale (2005 Investment securities)	24,505	17,811	14,464
Loans	272,545	234,484	203,150
Life insurance assets	15,456	14,281	13,595
All other assets	7,385	7,348	7,902
Total assets	374,821	299,578	266,263
Liabilities and equity
Due to other financial institutions	9,133	12,051	10,654
Deposits	199,222	167,741	149,252
Derivative financial instruments	25,192	9,342	10,514
Trading liabilities and other financial liabilities	8,223	2,893	3,154
Debt issues	87,126	66,080	48,754
Acceptances			4,864
Life insurance liabilities	14,392	13,476	11,717
All other liabilities	5,998	5,940	6,247
Loan capital	7,704	5,957	4,214
Total liabilities	356,990	283,480	249,370
Total equity	17,831	16,098	16,893
Total liabilities and equity	374,821	299,578	266,263

Assets

During the financial year ended 30 September 2007, total assets increased by $75.2 billion or 25.1% to $374.8 billion, from
$299.6 billion in 2006 and $33.3 billion or 12.5% from $266.3 billion in 2005. The key drivers of this growth were:

Loans increased by $38.1 billion or 16.2% to $272.5 billion in 2007, from $234.5 billion in 2006 and by $31.3 billion or 15.4% in 2005 from $203.2 billion. The major areas of growth were:

•                  housing loans in Australia grew by $13.7 billion or 12.3% in 2007 and $12.0 billion or 12.1% in 2006; and

•                  non-housing loans in Australia grew by $11.8 billion or 26.4% in 2007 and $10.2 billion or 29.7% in 2006, particularly relating to business and personal lending.

Trading securities, other financial assets and available-for-sale securities increased by $6.7 billion which was mainly invested in debt securities. In addition, due from other financial institutions increased by $16.2 billion or 132.4% in 2007 compared to a decrease of $2.1 billion or 14.9% in 2006. The increase in these balances is primarily due to our strategy of maintaining greater liquid assets to give us additional flexibility in current market conditions.

Derivative financial instruments (assets) have increased by $14.0 billion or 135.7% in 2007. This growth is driven by the higher domestic and international customer flows in the Institutional and Treasury businesses resulting in a $216.6 billion or 16.6% increase in the notional of derivatives, combined with the volatility in foreign exchange rates, particularly AUS/USD, experienced in the later part of the reporting period.

Liabilities and equity

Total liabilities as at 30 September 2007 were $357.0 billion which was an increase of $73.5 billion or 25.9% compared with 2006. This is compared to the $34.1 billion or 13.7% increase between 2006 and 2005. The key movements in liabilities are outlined below.

Deposits in 2007 increased by $31.5 billion or 18.8% compared with 2006 and $18.5 billion or 12.4% in 2006 compared with 2005. The increase was due to call deposits in Australia which increased by $11.3 billion and increased issuance of certificates of deposit in the Australian market of $9.6 billion.

Derivative financial instruments (liabilities) have increased by $15.9 billion or 169.7%. This growth is driven by the higher domestic and international customer flows in the Institutional and Treasury businesses resulting in a $216.6 billion or 16.6% increase in the notional of derivatives, combined with the volatility in foreign exchange rates, particularly AUD/USD, experienced in the later part of the reporting period.

This year has seen the continuation of a long term trend of lending growth exceeding customer deposit growth. This has resulted in an increase in debt issues of $21.0 billion through our debt programmes compared to the $17.3 billion growth in the prior year. The increased current year growth for both deposits and debt issues is a result of our management of liquidity risk and customer deposit growth.

Equity increased by $1.7 billion or 10.8% during 2007 to $17.8 billion and decreased $0.8 billion or 4.7% during 2006.

Major movements in equity included the following:

•                  retained profits (net of dividends and other equity distributions) increased by $1.2 billion in 2007 compared to $0.2 billion in 2006; and

•                  increase of $0.6 billion in shares issued via the dividend reinvestment plan.

Asset quality

As at 30 September	2007	2006	2005
	$m	$m	$m
Loans
Loans (excluding total provisions for impairment charges)	273,914	235,684	200,015
Acceptances(1)			4,864
Total gross loans(2)	273,914	235,684	204,879
Average loans
Australia	209,671	180,931	155,470
New Zealand	41,178	34,460	34,202
Other overseas	4,010	2,544	2,154
Total average loans(2)	254,859	217,935	191,826

(1)          Acceptances of customers are included in loans in 2007 and 2006.

(2)          Gross loans are stated before related provisions for impairment.

Total gross loans represented 73.1% of the total assets of the Group as at 30 September 2007 compared to 78.7% in 2006 and 76.9% in 2005.

Gross loans increased by $38.2 billion or 16.2% to $273.9 billion in 2007, from $235.7 billion in 2006 and $204.9 billion in 2005. The increase in 2007 and 2006 is due to strong growth in mortgage and business lending portfolios.

Approximately 27.3% of the loans at 30 September 2007 mature within one year and 24.4% mature between one year and five years. Real estate mortgage lending comprises the bulk of the loan portfolio maturing after five years.

Our lending is focused on our core geographic markets in Australia and New Zealand. Australia and New Zealand average loans increased  $35.5 billion or 16.5% to $250.8 billion in 2007, from $215.4 billion in 2006 and $189.7 billion in 2005 predominantly due to the growth in mortgage and business lending. Australia and New Zealand average loans accounted for 98.4% of the total average gross loans in 2007 which is a decrease of 0.4% on 2006.

Other overseas average loans increased by $1.5 billion or 57.6% to $4.0 billion in 2007, from $2.5 billion in 2006 and $2.2 billion in 2005.

As at 30 September	2007	2006	2005
	$m	$m	$m
Impaired assets
Non-accrual assets(1):
Gross	423	411	421
Impairment provisions	(159)	(167)	(189)
Net	264	244	232
Restructured loans:
Gross	4	22	68
Impairment provisions	—	(10)	(10)
Net	4	12	58
Overdrafts and revolving credit greater than 90 days:
Gross	113	88	72
Impairment provisions	(107)	(80)	(3)
Net	6	8	69
Net impaired assets	274	264	359
Provisions for impairment charges
Individually assessed provisions (2005 specific provision)	148	164	199
Collectively assessed provisions (2005 general provision)	1,410	1,194	1,530
Provisions for impairment charges	1,558	1,358	1,729
Asset quality
Total impairment asset provisions to total impaired assets	49.2%	49.3%	36.0%
Total impaired assets to total loans(2)	0.20%	0.22%	0.27%
Total provisions to total loans(3)	0.62%	0.63%	0.84%
Total provisions to total impaired assets	288.5%	260.7%	308.2%
Collectively assessed provisions to non-housing performing loans(3)	1.1%	1.1%	1.5%

(1)          Loans with individually assessed impairment provisions held against them, excluding restructured loans. The loans are classed as non-accrual for US GAAP purposes. Under A-IFRS interest income is recognised at the effective interest rate on the net balance.

(2)          Loans are stated before related provisions for impairment of loans.

(3)          Includes the APRA required capital deduction of $128 million (pre-tax) above A-IFRS provisioning levels at 30 September 2007 (2006 $117 million, 2005 nil), which forms part of the APRA termed General Reserve for Credit Losses.

In 2007, we maintained a high quality loan portfolio with 73% of our exposure to either investment grade or secured consumer mortgages (2006 73%, 2005 74%) and 98% of our exposure is in our core markets of Australia and New Zealand (2006 98%, 2005 98%).

Potential problem loans as at 30 September 2007 amounted to $418 million, up from $297 million at 30 September 2006. The increase was predominantly driven by several downgrades in the Institutional Bank and the Australian Business Banking book. Loans are considered to be potentially problematic where facilities are fully current as to interest and principal obligations however the customer demonstrates significant weakness in debt service or security coverage that jeopardises repayment of the debt within its current contractual terms. In the event these weaknesses are not rectified, possible loss of principal or interest could occur.

At 30 September 2007, total impaired assets as a percentage of total gross loans remained at historical lows: 0.20% as at 30 September 2007, down from 0.22% at 30 September 2006 (2005 0.27%). Approximately 86% ($464 million) of total impaired assets relate to exposures in Australia and New Zealand. This proportion of impaired assets for 2007 remains unchanged from 30 September 2006 ($450 million) (2005 81% $456 million). Other overseas impaired exposures were $76 million at 30 September 2007 (2006 $71 million, 2005 $105 million).

At 30 September 2007, we had one impaired counterparty with exposure greater than $50 million, accounting for 13% of total impaired assets. This is down from two impaired counterparties with exposure larger than $50 million in 2006, collectively accounting for 24% of total impaired assets. There were a further 12 impaired exposures at 30 September 2007 that were less than $50 million and greater than $5 million  (2006 seven impaired exposures).

At 30 September 2007, gross restructured loans were $4 million, a reduction of $18 million compared to 30 September 2006 ($22 million) and a decrease of $64 million compared to 2005 ($68 million). The decrease in 2007 was the result of an upgrade of one large exposure in the Institutional Bank.

Westpac remains well provisioned with total impaired asset provisions to total impaired assets coverage stable at 49%

Total provisions represent 289% of impaired assets as at 30 September 2007, up from 261% at 30 September 2006 (2005 308%). Total provisions to gross loans at 0.62% is down marginally from 0.63% at 30 September 2006.

Consumer mortgage loans 90 days past due at 30 September 2007 increased six basis points to 0.31% of outstandings (2006 0.25%) but still remains below external benchmark indices. The upward trend since 2006 is primarily driven by the impact of higher interest rates.

Other consumer loan delinquencies (including credit card and personal loan products) increased seventeen basis points in 2007 to 1.02% of outstandings (2006 0.85%). The increase was predominantly driven by the Australian book, also primarily due to the impact of higher interest rates.

Credit risk concentrations

We monitor our credit portfolio to manage risk concentrations. At 30 September 2007, our exposure to consumers comprised 61% (2006 63%) of our on-balance sheet loans and 48% (2006 51%) of total credit commitments. Almost 83% (2006 83%) of our exposure to consumers was supported by residential real estate mortgages. This category also includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are highly diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

Exposures to businesses, government and other financial institutions are classified into a number of industry clusters based on groupings of related Australian and New Zealand Standard Industrial Classification (ANZSIC) codes and monitored against industry exposure boundaries. The level of industry risk is measured and monitored on a dynamic basis. Exposures are actively managed from a portfolio perspective, with risk mitigation techniques used to regularly re-balance the portfolio. The table below shows the assessed credit quality of our current exposures relating to these customers. The risk grades shown are aligned to the Standard and Poor’s credit rating system. Based on these ratings, our exposure to business, government and other financial institution investment grade customers as at 30 September 2007 increased by one percent to 64% (2006 63%, 2005 63%).

Assessed credit quality of exposures to businesses, governments and other financial institutions at 30 September	2007	2006	2005
	%	%	%
AAA, AA	29	25	27
A	13	13	13
BBB	22	25	23
BB, B+	35	36	36
Lower than B+	1	1	1
Total	100	100	100

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

Business Financial Services

	2007	2006	2005
	$m	$m	$m
Net interest income	1,842	1,627	1,436
Non-interest income	450	429	507
Net operating income before operating expenses and impairment charges	2,292	2,056	1,943
Operating expenses	(794)	(728)	(700)
Profit before impairment charges and income tax expense	1,498	1,328	1,243
Impairment charges	(106)	(69)	(71)
Profit before income tax	1,392	1,259	1,172
Income tax expense	(417)	(379)	(350)
Net profit attributable to shareholders of Westpac Banking Corporation	975	880	822

	$bn	$bn	$bn
Deposits	51.5	44.8	40.5
Loans	53.3	45.7	39.8
Total assets	54.6	47.6	40.9
Total operating expenses to operating income ratio	34.6%	35.4%	36.0%

2007 v 2006

Net profit attributable to shareholders for Business Financial Services (BFS) in 2007 was $975 million, an increase of $95 million or 11% compared to 2006.

Net interest income was $1,842 million in 2007, an increase of $215 million or 13% compared with 2006. The increase in net interest income was due to a 16% increase in business lending (17% after excluding working capital and trade loans) and a 15% increase in business deposits. This was partially offset by business unit margin compression of 6 basis points.

Non-interest income for 2007 was $450 million, an increase of $21 million or 5% compared with 2006, driven by deposit fee growth. Growth in non-interest income was 8%, excluding income from the sub-custody business which was sold in 2006.

Operating expenses were $794 million, an increase of $66 million or 9% compared with 2006. This was largely driven by the full impact of our customer serving employees recruited in the second half of 2006, combined with the further investment of 194 additional customer serving employees in 2007. Market driven salary increases and higher incentive costs from the uplift in operating performance, increased capability training costs, and higher property costs relating to five new and two refurbished Business Banking Centres also contributed to the increase in operating expenses.

Impairment charges for 2007 were $106 million, an increase of $37 million or 54% compared to 2006. The increase in impairment charges was largely driven by balance sheet growth. This result was in line with expectations and is below long run averages.

Income tax expense for 2007 was $417 million, an increase of $38 million or 10% compared to 2007. This equates to an effective tax rate of 30.0% in 2007 compared with 30.1% in 2006.

2006 v 2005

Net profit attributable to shareholders for BFS in 2006 was $880 million, an increase of $58 million or 7% compared to 2005.

Net interest income was $1,627 million in 2006, an increase of $191 million or 13% compared with 2005. The increase in net interest income in 2006 was a result of loan growth of 15%. Growth in net interest income was also assisted by impacts of AASB 132 and AASB 139, which were only applicable from 1 October 2005. These standards require certain fees, previously taken into account upfront, to be deferred on the balance sheet and amortised through net interest income over the life of the underlying product. This results in an increase in net interest income and a decrease in non-interest income.

Non-interest income for 2006 was $429 million, a decrease of $78 million or 15% on 2005. The main drivers for the decrease were the impacts of AASB 132 and AASB 139 as described above. These impacts resulted in non-interest income falling $108 million on 2005. Other non-interest income increased $30 million or 6% compared with 2005, driven from growth in net loans.

Operating expenses for 2006 were $728 million, an increase of $28 million or 4% compared with 2005. The increase in operating expenses was largely driven by an increase in customer serving staff, including 440 business bankers hired during the year, predominantly in the second half of 2006. The increase was also driven by an increase in software amortisation associated with prior period investment in system capabilities.

Impairment charges for 2006 were $69 million, a decrease of $2 million or 3% compared with 2005. This decrease was partly driven by the impacts of AASB 132 and AASB 139, which were only applicable from 1 October 2005. The decrease in impairment charges due to the impact of these standards was more than offset by increased charges related to loan growth and an increase in provisioning levels due to a more challenging credit environment.

Income tax expense for 2006 was $379 million, an increase of $29 million or 8% over 2005. This equates to an effective tax rate of 30.1% in 2006 and 29.9% in 2005.

Consumer Financial Services

	2007	2006	2005
	$m	$m	$m
Net interest income	2,684	2,451	2,241
Non-interest income	787	714	663
Net operating income before operating expenses and impairment charges	3,471	3,165	2,904
Operating expenses	(1,895)	(1,827)	(1,787)
Profit before impairment charges and income tax expense	1,576	1,338	1,117
Impairment charges	(223)	(220)	(241)
Profit before income tax	1,353	1,118	876
Income tax expense	(402)	(331)	(261)
Net profit attributable to shareholders of Westpac Banking Corporation	951	787	615

	$bn	$bn	$bn
Deposits	53.2	48.0	43.8
Loans	134.7	120.3	106.9
Total assets	135.6	121.0	108.6
Total operating expenses to operating income ratio	54.6%	57.7%	61.5%

2007 v 2006

Net profit attributable to shareholders for Consumer Financial Services (CFS) in 2007 was $951 million, an increase of $164 million or 21% compared to 2006.

Net interest income was $2,684 million in 2007, an increase of $233 million or 10% compared to 2006. The increase in net interest income was the result of a 12% increase in mortgage lending, 8% increase in cards outstandings and an 11% increase in deposit volumes. This was partially offset by a 5 basis point compression in the business unit margin. The non-recurring impact of the credit cards over-accrual in 2006 had the effect of increasing net interest income growth by 1%.

Non-interest income for 2007 was $787 million, an increase of $73 million or 10% compared with 2006. The increase was primarily driven by the full year impact of pricing changes introduced over 2006. Proceeds from the sale of the MasterCard Inc. shares in 2007 of $17 million were  $5 million higher than sale proceeds in 2006.

Operating expenses for 2007 were $1,895 million, an increase of $68 million or 4% compared to 2006. This was largely driven by investment in 325 additional customer serving employees, 13 new branches and higher marketing expenses, partially offset by improvements in back office process efficiency.

Impairment charges for 2007 were $223 million, an increase of $3 million or 1% compared to 2006. This was primarily the result of increased write-offs driven by larger portfolio size and an increase in bankruptcies, offset by a decrease in collectively assessed provisioning charges due to improved management of delinquencies.

Income tax expense for 2007 was $402 million, an increase of $71 million or 21% compared to 2007. This equates to an effective tax rate of 29.7% in 2007 compared with 29.6% in 2006.

2006 v 2005

Net profit attributable to shareholders for CFS in 2006 was $787 million, an increase of $172 million or 28% compared to 2005.

Net interest income was $2,451 million in 2006, an increase of $210 million or 9% compared with 2005. The increase in net interest income was the result of 13% loan growth, with mortgages up 12% and credit card outstandings rising by 21%, partially offset by margin decline following continued competitive pricing pressures. Growth in net interest income was also assisted by the impacts of AASB 132 and AASB 139, which were only applicable from 1 October 2005. These standards require certain fees, previously taken to account upfront, to be deferred on the balance sheet and amortised through net interest income over the life of the underlying product. This results in an increase in net interest income and a decrease in non-interest income.

The 2006 result was also impacted by a one off write-off to net interest income relating to the over-accrual of interest income in the credit card business. Part of the over-accrual related to prior periods.

Non-interest income for 2006 was $714 million, an increase of $51 million or 8% on 2005. The main driver of the increase was higher fee income and $12 million in proceeds on the partial sale of MasterCard Inc. shareholding.

Operating expenses for 2006 were $1,827 million, an increase of $40 million or 2% compared with 2005. The increase in operating expenses was primarily driven by a 4% salary increase awarded to staff covered by our collective workplace labour agreements on
1 October 2005 and an increase in software amortisation expenses associated with prior period investments in system capabilities. This was partially offset by productivity savings in our operations and call centre areas and the deployment of the branch resource management tools.

Impairment charges for 2006 were $220 million, a decrease of $21 million or 9% compared with 2005. This decrease was partly driven by the impacts of AASB 132 and AASB 139, which were only applicable from 1 October 2005. The decrease in impairment charges resulting from the impact of these standards was more than offset by increased charges related to loan growth and an increase in write-offs following increased delinquency rates.

Income tax expense for 2006 was $331 million, an increase of $70 million or 27% over 2005. This equates to an effective tax rate of 29.6% in 2006 and 29.8% in 2005.

BT Financial Group Australia

	2007	2006	2005
	$m	$m	$m
Net interest income	49	67	31
Non-interest income	1,135	964	910
Net operating income before operating expenses and impairment charges	1,184	1,031	941
Operating expenses	(602)	(547)	(527)
Profit before impairment charges and income tax expense	582	484	414
Impairment charges	—	—	—
Profit before income tax	582	484	414
Income tax expense	(166)	(145)	(105)
Minority interests	1	—	—
Net profit attributable to shareholders of Westpac Banking Corporation	417	339	309

	$bn	$bn	$bn
Total assets	22.0	18.7	17.2
Funds under management	41.3	39.0	37.2
Funds under administration	46.2	40.4	34.5
Total operating expenses to operating income ratio	50.8%	53.1%	56.0%

2007 v 2006

Net profit attributable to shareholders for BT Financial Group Australia (BTFG) was $417 million in 2007, an increase of $78 million or 23% on 2006.

Net interest income declined by $18 million or 27%. This was the result of an increase in revenue from the margin lending business driven from asset growth of 35%, more than offset by capital investment moving from interest bearing assets to non-interest bearing assets.

Non-interest income of $1,135 million was $171 million or 18% higher than 2006. The uplift in non-interest income was achieved through:

•                  growth in FUA of 14% was driven by continuing growth in Wrap FUA and strong corporate superannuation growth of 17%. The strong growth in Wrap enabled BTFG to lead the share of new platform business with 24% market share (source: Morningstar, June 2007). Growth in 2007 was however impacted by the transition of the Governance Advisory Services (GAS) business into a new entity called Regnan, a new governance research and engagement company supported by BTFG and seven other institutional investors(1). Excluding the transition of these funds, FUA grew by 35%;

•                  growth in FUM was 6% compared to 30 September 2006 with strong increases in Wholesale, up 43%, and strong market movements. Growth in FUM was impacted by the exiting of a global fixed income mandate of $3.6 billion with Blackrock(2) in 2007. Excluding the exit of these funds, FUM increased 15% over the year;

•                  higher revenue in the Advice channel, up 34% or $27 million;

•                  an increase in life insurance revenues of 23% to $144 million driven by growth in sales of 58% and in-force premiums of 14%. This was partially offset by a 24% or $14 million increase in claims; and

•                  growth in general insurance income of 16% to $130 million driven by increased premium income. This was partially offset by storm claims of $8 million in June 2007.

Growth in FUM and FUA was supported by the superannuation legislation changes which resulted in an increase in superannuation flows in 2007.

Expenses increased by $55 million or 10% compared to 2006. This was driven by volume related expense growth in call centres, operations and processing, and additional investment in FTE in our Advice network. Expenses were also impacted by an increase in performance linked incentives, reflective of the strong performance of this business unit over the year. Additional spend was also directed towards product development and compliance initiatives, including the development of new and improved functionality and services on our Wrap platform and the new online ‘Super for Life’ product, and increased spend on compliance projects including a major program to implement the superannuation legislation changes.

2006 v 2005

Net profit attributable to shareholders for BTFG in 2006 was $339 million, an increase of $30 million or 10% compared to 2005. The key factors which contributed to the 2006 result were continued improvement in investment management performance, a positive insurance environment, and solid growth in FUA, Margin Lending and General Insurance revenues. This was further supported by top quartile investment performance across most of our flagship funds in 2006 and solid growth in planner numbers and productivity. The 2005 result was impacted by a $13 million profit on sale of our shareholding in JDV Ltd. The termination of the Life Company concessionary tax rates in July 2005 resulted in an increase to the 2006 tax expense of $15 million compared to 2005.

Net interest income for 2006 was $67 million, an increase of $36 million or 116% compared with 2005. The increase was largely driven by increased margin lending volumes, up 48% on 2005. Full year 2006 margin lending sales of $1 billion were an increase of 71% on 2005 driven by sales force effectiveness and a buoyant market.

(1)         The other seven investors in Regnan are ARIA, Hermes, HESTA, LGSS, Vanguard, VFMC and VicSuper. BTFG retains an equal shareholding of 12.5% and an active interest in the new enterprise.

(2)         During the year, BTFG exited the Blackrock institutional mandate due to the merger of Blackrock and Merrill Lynch.

Non-interest income for 2006 was $964 million, an increase of $54 million or 6% compared with 2005. The main drivers of the 2006 results were:

•                  the success of our Wrap and Corporate Super businesses resulted in an increase in FUA of 17% to $40 billion. This drove an 11% rise in fee income;

•                  FUM increased by 5% to $39 billion, despite the redemption of a $1 billion Institutional domestic fixed income mandate. The result was also boosted by improved investment management performance, with a number of our funds ranked in the top quartile for one, two and three year performance in 2006 (source: Intech, 30 September 2006); and

•                  an increase of 11% in General Life Insurance income on 2005 to $112 million attributable to the majority of products experiencing strong sales growth, with major improvements coming from Lenders Mortgage insurance (up 68%) and Credit Card insurance (up 65%).

Operating expenses for 2006 were $547 million, an increase of $20 million or 4% compared to 2005. The increase reflected additional investment which was redirected towards a significant ramp up in our Advice network through the hiring of planners, investment representatives and other planner force staff.

Income tax expense for 2006 was $145 million, an increase of $40 million compared with 2005. This equates to an effective tax rate of 30% in 2006 and 25% in 2005. The increase in the effective tax rate was a result of the termination of the Life Company concessionary tax rates in July 2005.

Westpac Institutional Bank

	2007	2006	2005
	$m	$m	$m
Net interest income	594	474	431
Non-interest income	928	853	872
Net operating income before operating expenses and impairment charges	1,522	1,327	1,303
Operating expenses	(618)	(549)	(530)
Profit before impairment loans and income tax expense	904	778	773
Impairment charges	(43)	(39)	(37)
Profit before income tax	861	739	736
Income tax expense	(251)	(214)	(219)
Minority interests	—	—	(12)
Net profit attributable to shareholders of Westpac Banking Corporation	610	525	505

	$bn	$bn	$bn
Deposits	8.8	7.4	6.3
Loans	42.6	32.1	24.1
Total assets	76.3	56.5	47.1
Total operating expenses to operating income ratio	40.6%	41.4%	40.7%

2007 v 2006

Net profit attributable to shareholders for the Institutional Bank was $610 million for the year ended 30 September 2007, up $85 million or 16% compared to 2006.

Net interest income increased by $120 million or 25% to $594 million in 2007. This was driven by the Debt Markets business with the revenue contribution from Financing increasing as a result of asset growth. Overall growth in loans was 33% over the year resulting in a balance of  $42.6 billion as at 30 September 2007.

Non-interest income of $928 million increased by $75 million or 9% compared to 2006. This was driven by improved performance in the Foreign Exchange (FX), Equities and Energy businesses which experienced strong customer sales flows. This was aided by increased market volatility in the second half of 2007, which resulted in solid growth in both sales and trading revenues compared to 2006.

The non-interest income results were partially offset by a reduction in income generated by the Specialised Capital Group (SCG), primarily due to lower origination income related to delays in closing two large transactions. The 2006 SCG result also benefited from the redemption of FIELDS securities following the acquisition of the Delhi Group. The 2007 non-interest income result was also impacted by lower revenue from the portfolio of investment securities which decreased $43 million compared to 2006 due to the run down and liquidation of the portfolio.

Operating expenses increased by $69 million or 13% compared to 2006. Operating expenses were impacted by increased performance related pay of $34 million reflecting strong operating performance, and non-lending losses of $14 million in relation to the settlement of a legal claim arising from a prior period. Other expense increases of $22 million or 4% also contributed to the increase. These expenses primarily related to higher other personnel costs and increased investment including offshore expansion in the UK and new transactional banking capabilities.

Impairment charges increased $4 million or 10%, with the continued low levels of impairment charges benefiting from a benign credit environment throughout 2007 and active management of portfolio exposures.

2006 v 2005

Net profit attributable to shareholders for the Institutional Bank in 2006 was $525 million, an increase of $20 million or 4% compared to 2005.

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

Non-interest income for 2006 was $853 million, a decrease of $19 million or 2% compared with 2005. The main drivers for the decrease were the impacts of AASB 132 and AASB 139 as detailed above, contributing $58 million to the decline in non-interest income. Other non-interest income increased by $39 million compared to 2005, due to the strong performance in Transactional Banking and Financial Markets. The Transactional Banking business delivered revenue growth of $14 million or 9% compared to 2005. Similarly, Financial Markets delivered a strong overall result, driven by a significant lift in trading revenue in the first half of 2006. FX earnings were up $54 million or 25% compared to 2005, due to increased market volatility driving additional customer demand for FX products. These strong FX results were partially offset by lower earnings in our interest rate businesses. This was due to reduced hedging activities in the face of relatively stable monetary conditions and a changed accounting regime.

Operating expenses for 2006 were $549 million, an increase of $19 million or 4% compared to 2005. This was due to revenue related costs in the Specialised Capital Group and Financial Markets businesses, resulting from new growth initiatives and additional performance-based personnel costs.

Impairment charges for 2006 were $39 million, an increase of $2 million compared to 2005. The total impairment charge for 2006 remained well under historic averages, which reflected a continued benign credit environment boosted by the impact of write-backs on accounts previously provisioned.

New Zealand Banking

	2007	2006	2005
	$m	$m	$m
Net interest income	903	863	785
Non-interest income	373	380	404
Net operating income before operating expenses and impairment charges	1,276	1,243	1,189
Operating expenses	(601)	(600)	(574)
Profit before impairment charges and income tax expense	675	643	615
Impairment charges	(71)	(29)	(33)
Profit before income tax	604	614	582
Income tax expense	(190)	(194)	(179)
Minority interests	(3)	(3)	(4)
Net profit attributable to shareholders of Westpac Banking Corporation	411	417	399

	$bn	$bn	$bn
Deposits	21.4	19.0	18.1
Loans	36.6	32.0	29.3
Total assets	37.6	33.8	30.9
Funds under management	1.6	1.7	1.7
Total operating expenses to operating income ratio	47.1%	48.3%	48.3%

2007 v 2006

Net profit attributable to shareholders for New Zealand Banking in 2007 was $411 million, a decrease of $6 million or 1% compared to 2006. Exchange rate movements had a $13 million negative impact on earnings.

Net interest income for 2007 was $903 million, an increase of $40 million or 5% compared to 2006. The increase in net interest income in 2007 was the result of an 18% increase in consumer lending in NZ$ terms, 13% increase in business lending in NZ$ terms and 15% increase in deposit volumes in NZ$ terms. This was partially offset by a 20 basis point decline in the business unit margin. The margin decline was reflective of the continued customer preference for fixed rate loans and high interest online saver and term deposit accounts, which are our lower spread products. Exchange rate movements had a $31 million negative impact on net interest income.

Non-interest income for 2007 was $373 million, a decrease of $7 million or 2% compared to 2006. Exchange rate movements had a $13 million negative impact on non-interest income, with the result also impacted by fee initiatives introduced in early 2007.

Operating expenses for 2007 were $601 million, an increase of $1 million compared to 2006. Increases in personnel costs were offset by productivity initiatives and lower technology costs. Exchange rate movements had a $21 million positive impact on operating expenses.

Impairment charges for 2007 were $71 million, an increase of $42 million compared to 2006. The increase was due to higher collectively assessed provisions reflecting balance sheet growth and business banking customer regrades to reflect changing economic conditions. Higher individually assessed provisions and write-offs in personal loans and mortgages also contributed to the increase. Delinquency rates for housing and unsecured consumer loans greater than 90 days in arrears increased in 2007, reflecting a return to longer term norms in both portfolios from historically low levels.

Income tax expense for 2007 was $190 million, a decrease of $4 million or 2% compared to 2006. This equates to an effective tax rate of 31.5% in 2007 compared with 31.6% in 2006.

2006 v 2005

Net profit attributable to shareholders for New Zealand Banking in 2006 was $417 million, an increase of $18 million or 5% compared to 2005. The 2006 result was impacted by the non-recurring write-off relating to an over-accrual of interest income in the New Zealand credit cards business. The majority of the $8 million charge, taken up in the second half of 2006, related to prior periods. Exchange rate movements had a $17 million positive impact on earnings in 2006.

Net interest income for 2006 was $863 million, an increase of $78 million or 10% compared with 2005. Strong volume growth was offset by a  25 basis point decline in business unit margins. The decline reflected the continued migration to lower spread products in both lending (fixed rate mortgages) and deposits (Online saver account). This decline slowed in the second half of the year as product switching within the housing portfolio stabilised. Exchange rate movements had a $36 million positive impact on net interest income.

Growth in net interest income was also assisted by impacts of AASB 132 and AASB 139, which were only applicable from 1 October 2005. These standards require certain fees, previously booked as income upfront, to be deferred on the balance sheet and amortised through net interest income over the life of the underlying product. This resulted in an increase in net interest income and a decrease in non-interest income.

Non-interest income for 2006 was $380 million, a decrease of $24 million or 6% compared with 2005. The main driver for the decrease was the impact of AASB 132 and AASB 139 as described above. In the first half of 2006, the non-interest income result was also impacted by a shift towards lower fee products, as customers changed their banking arrangements in response to pricing changes introduced in 2004. This structural shift stabilised in the second half of 2006. Exchange rate movements had a $15 million positive impact on non-interest income.

Operating expenses for 2006 were $600 million, an increase of $26 million or 5% compared to 2005. Salary increases and an increase in the number of customer serving employees were offset by reductions in discretionary expenses and lower outsourcing costs. In 2006 we increased our branch footprint in key Auckland locations. Exchange rate movements had a $24 million negative impact on operating expenses.

Impairment charges for 2006 were $29 million, a decrease of $4 million or 12% compared to 2005. Credit quality remained strong and was reflective of a benign credit environment in New Zealand. Provisioning and impaired asset ratios have improved and delinquency ratios across all major product groups strengthened in 2006 compared to 2005.

Income tax expense for 2006 was $194 million, an increase of $15 million or 8% compared with 2005. This equates to an effective tax rate of 31.6% in 2006 and 30.8% in 2005.

Other

	2007	2006	2005
	$m	$m	$m
Net interest income	241	160	335
Non-interest income	187	235	98
Net operating income before operating expenses and impairment charges	428	395	433
Operating expenses	(33)	(44)	(41)
Profit before impairment charges and income tax expense	395	351	392
Impairment charges	(39)	(18)	—
Profit before income tax	356	333	392
Income tax expense	(204)	(159)	(109)
Minority interests	(65)	(51)	(235)
Net profit attributable to shareholders of Westpac Banking Corporation	87	123	48

The Other segment comprises Business and Technology Solutions and Services, Group Treasury, Pacific Banking, and Group Head Office. Group Treasury’s operations are primarily focused on the management of the Group’s interest rate risk and funding requirements. Pacific Banking operations comprise our presence in the near Pacific including Papua New Guinea and Fiji.

2007 v 2006

Net profit attributable to shareholders in the ‘Other’ segment decreased by $36 million or 29% compared to 2006.

Net interest income increased by $81 million to $241 million in 2007. This was primarily driven by an increase in Group Treasury’s net interest income, up $77 million, largely due to successful positioning in the short term interest rate market, where greater opportunity existed in the first half of 2007; this growth was somewhat impacted by increased funding costs in the latter part of 2007.

Non-interest income of $187 million was $48 million or 20% lower than the 2006 result. The factors contributing to this result were:

•                  a reduction in non-interest income of $35 million from the recognition of certain items impacting 2007 and 2006, including the recognition of R&D rebates associated with qualifying technology expenditure ($40 million) and an earn-out on the sale of the sub-custody business  ($19 million) in 2007, compared to the 2006 result which included $94 million profit from the sale of the sub-custody business;

•                  Group Treasury non-interest income was down $41 million due to reduced foreign exchange income; and

•                  an increase in the policyholder tax recoveries from our life insurance business, which were $92 million in 2007, an increase of $31 million on 2006.

Operating expenses declined by $11 million or 25% to $33 million in 2007. This was due to a reduction in expenses in the Group Head Office, partially offset by increased expenses in Pacific Banking, up $7 million or 13%, following the commencement of a longer term investment program in risk and sales management capability and a refresh of technology and telecommunications infrastructure.

Impairment charges increased by $21 million compared to 2006. This was due to increased impairment charges in Pacific Banking due to the economic and political instability experienced in the Pacific region during the first quarter of 2007, and the impact of additional collective provisions raised in the Group Head Office in 2007 due to current market dislocations.

Income tax expense increased by $45 million or 28% to $204 million in 2007. The 2007 income tax result was impacted by the tax effect of movements in exchange rates on branch capital deployed offshore, contributing $43 million to the increase in income tax expense.

Minority interests increased by $14 million or 27% to $65 million. The minority interests represents distributions of our hybrid equity instruments TPS 2003 and TPS 2006, as well as other minority interests. The increase compared to 2006 reflects distributions on TPS 2006, which were issued in June 2006 and commenced paying distributions in September 2006.

2006 v 2005

In 2006 net profit attributable to shareholders in the ‘Other’ segment increased by $75 million or 156% to $123 million. This was largely a result of the sale of the Group’s sub-custody business to HSBC, which generated a net profit after tax of $72 million.

Net operating income before operating expenses and impairment charges decreased $38 million or 9% to $395 million. This decrease included the impact of various consolidation entries that had no impact on net profit attributable to shareholders. These entries include the consolidation of certain managed investment schemes where Westpac controls the schemes (down $94 million to zero in 2006), policyholder tax recoveries from our Life Insurance business (down $27 million to $61 million), and the reversal of tax gross ups from certain financing transactions from our Institutional bank ($111 million reversal in 2006, $214 million reversal in 2005). This was partially offset by higher income from Pacific Banking (up $26 million or 17%). The increase in Pacific Banking income was the result of continued balance sheet growth. Net operating income before operating expenses and impairment charges in 2006 also included $94 million from the sale of Westpac’s sub-custody business to HSBC. These were partially offset by lower net interest income from interest paid on certain hybrid equity instruments due to the impact of transitional A-IFRS standards (primarily AASB 132 and AASB 139). In 2005 distributions on the TPS 2004 and FIRsTS instruments were classified as minority interests, while in 2006 they were classified as a deduction to interest income.

Operating expenses increased $3 million or 7% to $44 million. The impact of movements in the NZ$ exchange rate benefited operating expenses, which were offset by an increase in expenses incurred centrally, which were not recharged to business units.

Impairment charges were $18 million in 2006, up $18 million, as a result of higher charges in Pacific Banking following the above mentioned balance sheet growth and increased charges for certain provisions taken at a Group level. There were no impairment charges in 2005.

Income tax expense increased $50 million or 46% to $159 million primarily due to the write down in Westpac’s deferred tax asset in the United Kingdom of $41 million.

Minority interests decreased $184 million or 78% to $51 million as a result of the consolidation of certain managed investment schemes as well as distributions for the TPS 2004 and FIRsTS hybrid equity instruments in 2005. As mentioned above, the distributions on TPS 2004 and FIRsTS were classified as a deduction to interest income in 2006.

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

•                  principal repayments on loans;

•                  interest income;

•                  fee income; and

•                  interbank deposit agreement.

We have responded to the current dislocation in wholesale funding markets by holding more marketable securities.

In management’s opinion, liquidity is sufficient to meet our present requirements.

Deposits and due to other financial institutions

As at 30 September 2007, deposits amounted to $199.2 billion (2006 $167.7 billion) and represented 55.8% (2006 59.2%) of our total liabilities. These borrowings continue to provide a majority of our funding and represent a well-diversified and stable source of funds.

As at 30 September 2007, due to other financial institutions accounted for $9.1 billion (2006 $12.0 billion) and represented 2.6% (2006 4.3%) of total liabilities. Due to other financial institutions are taken from a wide range of counterparties. For further information refer to Note 18 to the financial statements.

Debt issues

As at 30 September 2007, debt issues amounted to $87.1 billion (2006 $66.1 billion) and represented 24.4% (2006 23.3%) of our total liabilities.

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

We have continued to experience good funding conditions across our wholesale funding markets over the last year. While conditions over the last two months of the year were challenging due to global market dislocation, demand for our debt issuance continued to be strong albeit at more expensive funding spreads.

As at 30 September 2007 Westpac’s credit ratings were:

	Short Term	Long Term
Standard & Poor’s	A-1+	AA
Moody’s Investors Services	P-1	Aa1
Fitch Ratings	F1+	AA-

A credit rating is not a recommendation to buy, sell or hold our securities. Such ratings are subject to revision or withdrawal at any time by the assigning rating agency. Investors are cautioned to evaluate each rating independently of any other rating.

Marketable Securities

We hold a portfolio of liquid assets as a buffer against unforeseen funding requirements. These assets are held either in government or semi-government securities or investment grade paper. The large majority of these assets are held domestically in Australia and New Zealand. Determination of holding levels takes account of the liquidity requirements of our statement of financial position as well as our wholesale funding capacity. The level of these holdings is reviewed at least annually and more frequently if required.

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

Under A-IFRS, an SPV is consolidated in the financial statements if it is controlled by the parent entity in line with AASB 127 Consolidated and Separate Financial Statements and UIG Interpretation 112 Consolidation – Special Purpose Entities. The definition of control is based on the substance rather than form. Refer to Note 1 to the financial statements for information about how we apply the rules on consolidation of SPVs.

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

As at 30 September 2007, a total of $24.7 billion of assets have been securitised through a combination of private placements and public issues to Australian, New Zealand, European and United States investors. After allowing for the amortisation of the initial loans securitised, outstanding securitised loans were $9.6 billion as at 30 September 2007.

Under A-IFRS most of the SPVs involved in our loan securitisation programmes are consolidated by the Group.

Customer funding conduits

We arrange financing for certain customer transactions through a commercial paper conduit that provides customers with access to the commercial paper market. As at 30 September 2007, we administered one significant conduit (2006 one), that was created prior to  1 February 2003, with commercial paper outstanding of $6.0 billion (2006 $5.2 billion). We provide a letter of credit facility as credit support to the commercial paper issued by the conduit. This facility is a variable interest in the conduit that we administer and represents a maximum exposure to loss of $602 million as at 30 September 2007 (2006 $536 million). The conduit is consolidated by the Group.

Structured finance transactions

We are involved with numerous SPVs to provide financing to customers or to provide financing to the Group. Any financing arrangements to customers are entered into under normal lending criteria and are subject to our normal credit approval processes. The assets arising from these financing activities are generally included in due from other financial institutions, available-for-sale securities or loans. The liabilities arising from these financing activities are generally included in due to other financial institutions or debt issues. Exposures in the form of guarantees or undrawn credit lines are included within contingent liabilities and credit-related commitments.

Off-balance sheet arrangements

Wealth management activity

Refer to Note 41 to the financial statements for details of our wealth management activities.

Other off-balance sheet arrangements

Refer to Note 39 to the financial statements for details of our superannuation plans.

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments. The following table shows our significant contractual cash obligations as at 30 September 2007:

	Less Than	Between 1	Between 3	Over
	1 Year	and 3 Years	and 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
On balance sheet long term debt(1)	9,364	11,658	10,192	7,884	39,098
Operating leases(2)	267	416	278	630	1,591
Other commitments(2)	361	632	297	450	1,740
Total contractual cash obligations	9,992	12,706	10,767	8,964	42,429

(1)          Refer to Note 24 to the financial statements for details of long term debt issues.

(2)          Refer to Note 38 to the financial statements for details of expenditure commitments.

The above table excludes deposits and other liabilities taken in the normal course of banking business and short term and undated liabilities.

Commercial commitments(1)

The following table shows our significant commercial commitments as at 30 September 2007:

	Less Than	Between 1	Between 3	Over
	1 Year	and 3 Years	and 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
Standby letters of credit and financial guarantees	1,361	777	349	444	2,931
Trade letters of credit	7	305	1	188	501
Non-financial guarantees	418	1,852	187	979	3,436
Undrawn loan commitments	—	6,574	2,872	4,949	14,395
Other commitments(2)	132	62	—	362	556
Total commercial commitments	1,918	9,570	3,409	6,922	21,819

(1)         The numbers in this table are credit equivalents (refer to Note 40 to the financial statements) which are determined in accordance with APRA risk weighted capital adequacy guidelines.

(2)         Other commitments include certain drawdown commitments.

Capital resources

Capital management strategy

Capital management strategy seeks to balance the fact that capital is an expensive form of funding with the need to be adequately capitalised as an authorised deposit-taking institution. In Westpac, this tension between maximising efficiency, flexibility and adequacy has given rise to the following long-term operating principles for balance sheet structure:

•                  absolute minimum capital requirements are determined and the specific consequences of breaching these requirements identified;

•                  capital is managed within target ranges whose lower limits take account of regulatory requirements;

•                  the top end of the target range represents a trigger to consider whether capital is surplus to business requirements and should be returned to shareholders;

•                  Westpac’s target ranges are intended to be consistent with a ‘double A’ senior debt rating. They are based on the output of our internal economic capital models, adjusted to take account of rating agency and regulatory expectations;

•                  Westpac actively manages the deployment of capital within the Group to ensure capital ratios are within target ranges and other requirements such as Thin capitalisation rules are met; and

•                  in the event of large unexpected losses, the Group is committed to restore its capital position. Management has developed plans to access capital in such circumstances.

Our target ratios are summarised in the table below.

Capital measure	Target ratio
Adjusted common equity as a percentage of Risk weighted assets (ACE/RWA)	4.00 – 4.75%
Group tier 1 ratio (Level 2 tier 1)	6.00 – 6.75%
Stand alone tier 1 ratio (Level 1 tier 1)	5.50% minimum

As at 30 September 2007, the Level 1 tier 1 and Level 2 tier 1 ratios were 6.6% and 6.5% respectively and the ACE/RWA was 4.5%. Based on the mid point of our target Adjusted Common Equity range Westpac had $385 million of surplus capital at 30 September 2007.

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

Adjusted common equity reconciliation

(in $millions unless otherwise indicated)	2007	2006
Total tier 1 capital	14,933	13,318
Less: hybrid capital (net of excess of 25% of tier 1 capital) (2007 0, 2006 0)	(3,125)	(3,217)
Less: other deductions in relation to non-consolidated subsidiaries	(777)	(680)
Less: credit portfolio management - subordinated tranche	(41)	—
Less: transition relief	(664)	(664)
Adjusted common equity	10,326	8,757
Risk weighted assets(1)	227,222	192,391
Adjusted common equity to risk weighted assets	4.5%	4.6%

(1)          Risk weighted assets used in the calculation of ACE differs from the RWA calculation used for APRA regulatory reporting. ACE RWA excludes APRA A-IFRS transaction relief and includes equity investments held by SCG.

In July 2007, APRA released draft revisions to the capital adequacy prudential standard APS110. The revisions introduced a number of changes intended to align with the international Basel II framework. The July 2007 revisions also formalise APRA’s proposals for capitalisation of financial conglomerates, like Westpac, that are deemed by APRA to have substantial non-banking business. Once the standard is approved, it is expected that the capital requirement for such conglomerates, referred to as Level 3 entities in the standard, will be set with reference to their economic capital.

Westpac allocates capital to businesses within the Group on an economic basis. Economic capital is embedded within the Group’s performance measurement and incentive compensation frameworks. Westpac continues to hold more capital than the amount dictated by its internal economic capital models.

Purchases of equity securities

				Maximum Number (or
				Approximate $ Value) of
			Total Number of Shares	Shares that may yet be
	Total Number of	Average Price Paid	Purchased as Part of a	Purchased Under
	Shares Purchased	per Share $	Publicly Announced Program	the Plans or Programs
Month
October (2006)	80,244	23.42	—	n/a
November (2006)	2,307,369	24.60	—	n/a
December (2006)	2,030,587	23.96	—	n/a
January (2007)	46,391	24.00	—	n/a
February (2007)	624,471	25.39	—	n/a
March (2007)	156,684	25.98	—	n/a
April (2007)	89,114	26.41	—	n/a
May (2007)	323,237	27.18	—	n/a
June (2007)	51,218	25.54	—	n/a
July (2007)	1,114,929	26.09	—	n/a
August (2007)	73,387	26.09	—	n/a
September (2007)	93,323	27.00	—	n/a
Total	6,990,954	24.93	—	—

Purchases of ordinary shares during the year were made on market and relate to the following:

•                  to deliver to employees upon the exercise of options and performance share rights: 2,853,969 ordinary shares;

•                  under our Deferral Share Plan, which enables employees to elect to receive part of their annual bonus in ordinary shares and Non-executive Directors to elect to receive a percentage of their fees in ordinary shares: 541,890 ordinary shares;

•                  treasury shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac in respect of equity derivatives sold to customers: 2,265,943 ordinary shares; and

•                  to allocate to eligible employees under the Restricted Share Plan: 1,329,152 ordinary shares.

Refer to the description of the Deferral Share Plan in Note 27 and the discussion regarding share purchases and treasury shares in Note 25 to the financial statements.

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

We are targeting compliance with the most sophisticated methods for both credit and operational risk. In September 2005 we submitted an application to APRA to be accredited to use the Advanced Internal Ratings Based (AIRB) approach for credit risk and the Advanced Measurement Approach (AMA) for operational risk. That submission was in the form of a self assessment against criteria outlined by APRA and the requirements of Basel II. Subsequent to that submission we have worked cooperatively with APRA to address issues arising in their consideration of accreditation requirements for Australian banks, and also on Westpac specific requirements. Westpac has recently provided APRA with a copy of the Board approved Internal Capital Adequacy Assessment Process (ICAAP) document.

We believe that using the advanced approaches for risk monitoring and measurement is in the interests of all our stakeholders. Effective risk management is regarded as a key activity performed at all levels of the Group. A broad array of changes to risk management practices have been implemented across all risk classes. We recognise that embedding these principles and practices into day-to-day activities of business units to achieve the full benefits of these changes is an ongoing facet of risk management.

APRA have commenced the release of draft Australian Prudential Standards based on Basel II, and plan to have all relevant standards in final form prior to 1 January 2008. APRA have considerable discretion over the application of Basel II to the banks it regulates and have announced that Australian banks using the most sophisticated models for credit and operational risk will also be required to hold regulatory capital for the interest rate risk taken in the banking book. The models used to quantify this risk are similar to the models used today for traded market risk.

Following accreditation, any reduction in the level of regulatory capital required is subject to transitional arrangements in the first two years of operation. APRA have advised that initial regulatory capital relief will be limited to a maximum of 10% of the current capital requirements under the Basel I approach.

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

Independent risk management units operate within each business unit, reporting to the group executive for that unit and the CRO. The business unit head of risk is responsible for identifying and quantifying the risks arising from their business and for implementing appropriate policies, procedures and controls to manage those risks. They also ensure alignment with the Group Risk function.

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

Provisions for impairment charges

For information on provisions for impairment charges refer to ‘Critical accounting estimates’ in Note 1 to the financial statements.

Foreign exchange and derivative credit risk management

Refer to Note 31 to the financial statements for details of our foreign exchange and derivative credit risk management.

Counterparty credit quality

The table below shows the credit quality of our credit exposure associated with foreign exchange and derivative activities. The risk grades shown below are based on Standard & Poor’s credit rating system. Based on these ratings, our exposure to investment grade counterparties is 98% as at 30 September 2007 (2006 98%).

Total assessed credit risk as at 30 September	2007	2006
	%	%
AAA, AA	67	56
A	21	29
BBB	10	13
BB and below	2	2
Total	100	100

Counterparty credit risk by industry sector and country of ultimate risk

The table below shows our current credit risk exposure (not including potential future credit risk) by industry sector and by country of ultimate risk.

			Non-bank
			Financial
Current credit risk exposure (net) as at 30 September 2007(1)	Government	Banks	Institutions	Others	Total
	$bn	$bn	$bn	$bn	$bn
Australia	0.4	2.0	1.5	0.5	4.4
New Zealand	—	—	—	1.3	1.3
Europe	—	3.8	0.3	0.1	4.2
United States of America	—	1.1	0.9	0.1	2.1
Japan	—	0.1	—	—	0.1
Other	—	0.3	0.1	0.4	0.8
Total	0.4	7.3	2.8	2.4	12.9

(1)          Netting has been applied to counterparties with appropriate netting agreements in legally enforceable jurisdictions.

Credit risk maturity profile and settlement risk

The table below shows the maturity profile of our foreign exchange and derivative credit risk exposure in gross replacement cost terms (i.e. not including potential future credit risk). The gross replacement cost overstates our credit risk exposure at 30 September 2007 as it ignores the netting benefit of $11.4 billion.

		Between 3
Gross replacement cost as	Less Than	Months	Between 1	Between 2
at 30 September 2007	3 Months	and 1 Year	and 2 Years	and 5 Years	Over 5 Years	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Interest rate
Swaps	0.1	0.4	0.9	2.4	1.7	5.5
Options	—	—	—	—	—	—
Forwards and futures	0.1	—	—	—	—	0.1
Foreign exchange
Forwards	7.2	1.6	0.1	0.1	—	9.0
Swaps	1.1	1.0	1.4	2.9	1.5	7.9
Purchased options	0.2	0.5	—	—	—	0.7
Commodities	—	0.5	0.5	0.1	—	1.1
Equities and credit	—	—	—	—	—	—
Total derivatives	8.7	4.0	2.9	5.5	3.2	24.3

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

Cross-border outstandings

Cross-border outstandings are loans, placements with banks, interest earning investments and monetary assets denominated in currencies other than the borrower’s local currency. They are grouped on the basis of the country of domicile of the borrower or the ultimate guarantor of the risk. The table below excludes irrevocable letters of credit, amounts of which are immaterial. The relevant foreign denominated currencies have been converted at the closing spot exchange rate used in the financial statements.

Our cross-border outstandings to countries that individually represented in excess of 0.75% of Group total assets as at 30 September in each of the past three years, were as follows:

		Banks and	Other
	Governments	Other	(Primarily		Percentage
	and Official	Financial	Commercial		of Total
(in $millions unless otherwise indicated)	Institutions	Institutions	and Industrial)	Total	Assets
2007
United States	—	2,104	1,332	3,436	0.9%
Australia	10	1,040	2,763	3,813	1.0%
United Kingdom	—	4,519	434	4,953	1.3%
Netherlands	—	5,873	76	5,949	1.6%
2006
United States	—	2,988	1,349	4,337	1.4%
Australia	—	659	2,776	3,435	1.1%
2005
United States	—	2,632	1,003	3,635	1.4%
Australia	11	1,297	1,649	2,957	1.1%
United Kingdom	—	1,869	526	2,395	0.9%

Impaired assets among the cross-border outstandings were $28 million as at 30 September 2007 (2006 $35 million, 2005 $76 million).

Market risk

Market risk is the potential for losses arising from adverse movements in the level and volatility of market factors such as foreign exchange rates, interest rates, commodity prices and equity prices.

The management of market risk arising from the Financial Markets trading books (the subject of the notes below) is segregated from the market risks arising from banking activities.

Trading activities

Financial Market trading activities are controlled by a Board-approved market risk framework that incorporates Board-approved Value at Risk (VaR) limits. VaR is the primary mechanism for measuring and controlling market risk. Market risk is managed using VaR and structural risk limits (including volume limits and basis point value limits) in conjunction with scenario analysis and stress testing. Market risk limits are allocated to business management based on business strategies and experience, in addition to market liquidity and risk concentration analysis. A separate independent Market Risk Management unit is responsible for the daily measurement and monitoring of market risk exposures.

VaR is an estimate of the worst case loss in value of trading positions, to a 99% confidence level, assuming positions were held unchanged for one day. We use a historical simulation method to calculate VaR taking into account all material market variables. Actual outcomes are monitored and the model is back-tested daily.

The following table provides a summary of VaR, by risk type, for the six months ended 30 September 2007, 31 March 2007 and
30 September 2006.

Daily value at risk

	30 September 2007			31 March 2007			30 September 2006
Six months ended	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	4.9	0.6	2.5	6.3	1.6	3.1	5.8	1.8	3.2
Foreign exchange risk	7.2	2.0	3.5	3.4	0.1	1.2	3.2	0.1	1.3
Equity	3.5	0.7	1.8	~	~	~	~	~	~
Commodity(1)	5.0	1.1	3.1	~	~	~	~	~	~
Volatility risk	~	~	~	1.8	0.6	1.1	1.5	0.4	0.8
Other market risks(2)	2.4	0.7	1.0	4.1	0.6	1.8	3.3	1.8	2.3
Diversification effect	n/a	n/a	(6.6)	n/a	n/a	(2.5)	n/a	n/a	(1.7)
Net market risk	9.2	3.2	5.3	7.3	3.2	4.7	8.3	4.2	5.9

(1)          Includes Electricity risk.

(2)          Includes Commodity (including electricity), Equity, Capital Market underwriting, Prepayment and Issuer Specific risks for
30 September 2006 and 31 March 2007. Includes Prepayment and issues specific risk only for 30 September 2007 (Commodity and Equity risk separately disclosed).

~                 Indicates change in format to align with regulatory risk classifications.

The chart below shows the aggregated daily value at risk arising in the trading books for the 12 months ended 30 September 2007.

$ million

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

Distribution of daily trading income

The distribution of daily trading income for the year ended 30 September 2007 is shown in the following chart:

Commodity trading including energy

Commodity trading activity is part of our financial markets business. All trades are marked-to-market daily, using independently sourced or reviewed rates. Rates are compared to both AFMA published prices and brokers quotes. These rates are reviewed on a monthly basis by the Westpac Institutional Bank Revaluation Committee and on a random basis intra-month. These businesses are managed within market risk structural and VaR limits. Credit risk is controlled by pre settlement risk limits by counterparty.

Commodity trading activities in Australia are limited to electricity swaps, options, swaptions, Asian options, futures, Renewable Energy Contracts (RECS) and Settlement Residue Auctions (SRAs); trading on the European and US Markets has been limited to futures.

The total fair value of energy contracts outstanding as at 30 September 2007 was a net asset of $371 million; at 30 September 2006 the outstanding contracts were a net liability of $29 million.

4% of the outstanding fair value of contracts mature in less than one year and the remaining 96% have a maturity profile of between one and five years.

The total fair value of commodity contracts outstanding as at 30 September 2007 is a net asset of $16 million; at 30 September 2006 the outstanding contracts were a net asset of $16 million.

74% of the outstanding fair value of contracts mature in less than one year and the remaining 26% have a maturity profile of between one and five years.

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

Each business area is responsible for the identification, measurement, monitoring and mitigation of operational risk. The existence of a defined operational risk framework supports the management of operational risk in maximising our opportunities, meeting our compliance obligations, and protecting ourselves from loss.

On a periodic basis, management of each of our business areas formally report on the effectiveness of their management of operational risk (key matters are reported on a quarterly basis). This process is supported by active input from key corporate centre functions such as legal, finance, human resources, risk management, operational risk and compliance and internal audit. The results of this process are reported quarterly to Business Unit and Group Operational Risk and Compliance Management Committees and the Board Risk Management Committee and annually by way of certification to the Australian Prudential Regulation Authority.

Some of the key management and control techniques include segregation of duties, clear delegation of authority, sound project management, change control disciplines and business continuity planning. Where appropriate this is supported by risk transfer mechanisms such as insurance and regular risk and control assessments across the enterprise. Our control environment is enhanced by a focus on staff competency and supervision.

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

Within each major business area there is a dedicated compliance function designed to guide compliance within that business. Group management oversight is provided by the Group Operational Risk and Compliance Committee, which establishes the compliance framework and policies, and oversees compliance effectiveness across the group. There is also a group compliance function, led by the Chief Operational Risk and Compliance Officer, providing independent oversight of compliance through accountability to the relevant Board Committee.

Our regulatory compliance responsibilities continue to increase. The most significant change we are currently preparing for is the progressive commencement of Australian anti-money laundering and counter terrorism legislation. Financial services reform continues to be an ongoing source of regulatory change. We also expect changes to continue in the area of privacy law. This year has seen the introduction of a national Do Not Call Register, and we expect other regulatory changes to result from the current review of the Privacy Act by the Australian Law Reform Commission.

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

Disclosure controls and procedures

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934) as of 30 September 2007.

Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of 30 September 2007.

Internal control over financial reporting

Rule 13a-15(a) under the US Securities Exchange Act of 1934 requires us to maintain an effective system of internal control over financial reporting. Please refer to the sections headed ‘Management’s report on internal control over financial reporting’ and ‘Report of independent registered public accounting firm’ for those reports.

Changes in our internal control over financial reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the US Securities Exchange Act of 1934) for the year ended 30 September 2007 that has been identified that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Additional financial information

(Prepared in accordance with AGAAP)

Selected consolidated financial and operating data

Under applicable US disclosure requirements, we are required to include in this Annual Report certain financial and operating data covering a period of five years. Due to the transition to A-IFRS, such information is available prepared in accordance with A-IFRS only for the financial years ended 30 September 2007, 2006 and 2005. Accordingly, we have displayed below the required data as of and for the financial years ended 30 September 2005, 2004 and 2003, derived from our previously published financial statements prepared in accordance with AGAAP. The financial statements for 2005, 2004 and 2003 were reported on by independent auditors PricewaterhouseCoopers.

Because the financial and operating data set forth below is derived from our previously published financial statements prepared in accordance with AGAAP, it is not comparable to such data derived from our financial statements prepared in accordance with
A-IFRS. For a more complete understanding of the financial and operating data derived from our financial statements prepared in accordance with AGAAP, see our Annual Report on Form 20-F for the financial year ended 30 September 2005, the following portions of which are incorporated into this Annual Report by reference: the information under the caption ‘Operating and financial review and prospects’ on pages 18 to 41 and our audited consolidated financial statements (and accompanying notes) as of and for the financial years ended 30 September 2005, 2004 and 2003. A copy of our Annual Report for the financial year ended 30 September 2005 is available on our web site at ‘www.westpac.com.au’ or on the web site maintained by the SEC at www.sec.gov. We encourage you to refer to such information in connection with your review of the AGAAP financial information presented below.

Consolidated statement of financial performance

(in $millions unless otherwise stated)	2005	2004	2003
	A$	A$	A$
Amounts in accordance with AGAAP
Interest income	15,113	12,939	10,885
Interest expense	(9,868)	(8,184)	(6,559)
Net interest income	5,245	4,755	4,326
Non-interest income	3,560	3,255	3,004
Net operating income	8,805	8,010	7,330
Operating expenses	(4,105)	(3,940)	(3,763)
Amortisation of goodwill	(168)	(164)	(163)
Bad and doubtful debts	(382)	(414)	(485)
Profit from ordinary activities before income tax expense	4,150	3,492	2,919
Income tax expense	(1,222)	(913)	(728)
Net profit	2,928	2,579	2,191
Net profit attributable to outside equity interests:
Managed investment schemes	(90)	(30)	—
Other	(20)	(10)	(8)
Net profit attributable to equity holders	2,818	2,539	2,183
Weighted average number of ordinary shares (millions)(1)	1,851	1,846	1,824
Basic earnings per ordinary share (cents)(1)	144.8	129.2	115.6
Dividends per ordinary share (cents)	100	86	78
Distributions on other equity instruments	137	154	75
Dividend payout ratio (%)(2)	69.0	66.6	67.5

Refer to page 95 for footnote explanations.

Differences between Australian and US Generally Accepted Accounting Principles (GAAP) results

The consolidated financial statements for each of the years ended 30 September 2005, 2004 and 2003 were prepared in accordance with AGAAP. These accounting principles and policies differ in some material respects from US GAAP. A reconciliation of net income, total assets, total liabilities and equity under US GAAP is included in Note 45 to the 2005 financial statements.

Consolidated net income under US GAAP for the year ended 30 September 2005 was A$2,813 million (2004 A$2,772 million; 2003 A$1,984). The significant adjustments between AGAAP and US GAAP results primarily relate to premises and sites, superannuation expenses, a one-off change in estimate to the allowance for impairment charges, hedging, debt instruments and effective yield adjustments.

Consolidated statement of financial position data

	Year Ended 30 September
(in $millions unless otherwise stated)	2005	2004	2003
	A$	A$	A$
Amounts in accordance with AGAAP
Year end balances
Cash and balances with central banks	1,844	1,800	1,786
Due from other financial institutions	10,896	9,538	6,035
Trading and investment securities	11,827	13,412	12,449
Loans	195,589	182,471	160,473
Acceptances of customers	4,864	5,534	3,788
Deposits and public borrowings(3)	149,454	146,533	129,071
Due to other financial institutions	10,654	7,071	3,831
Total assets	259,753	245,079	221,339
Total liabilities excluding loan capital	238,327	224,331	202,799
Total loan capital	4,214	4,431	4,544
Net assets	17,212	16,317	13,996
Ordinary equity (4),(5),(6)	13,892	12,416	11,713
Trust Originated Preferred Securities (TOPrSSM)	—	—	465
Fixed Interest Resettable Trust Securities (FIRsTS)	655	655	655
Trust Preferred Securities (2003 TPS)	1,132	1,132	1,132
Trust Preferred Securities (2004 TPS)	685	685	—
Outside equity interests	848	1,429	31
Average balances
Total assets	254,355	237,036	210,377
Loans	188,073	170,863	149,896
Acceptances of customers	5,235	4,502	4,402
Total equity(4)	15,440	14,421	12,097
Ordinary equity (4),(5),(6)	12,968	11,979	10,972
Trust Originated Preferred Securities (TOPrS)	—	320	465
Fixed Interest Resettable Trust Securities (FIRsTS)	655	655	511
Trust Preferred Securities (2003 TPS)	1,132	1,132	149
Trust Preferred Securities (2004 TPS)	685	335	—
Outside equity interests	1,040	1,406	21

Refer to page 95 for footnote explanations.

Summary of consolidated ratios

(in $millions unless otherwise stated)	2005	2004	2003
	A$	A$	A$
Ratios in accordance with AGAAP
Profitability ratios (%)
Net interest margin(7)	2.50	2.53	2.62
Return on average assets(8)	1.11	1.07	1.04
Return on average ordinary equity(4)	20.7	19.9	19.2
Return on average total equity(10)	18.3	17.6	18.0
Capital ratio (%)
Average total equity to average total assets	6.1	6.1	5.8
Total capital ratio(11)	9.7	9.7	10.5
Earnings ratios
Basic earnings per ordinary share (cents)(1)	144.8	129.2	115.6
Fully diluted earnings per ordinary share (cents)(12)	143.3	127.7	115.3
Dividends per ordinary share (cents)	100	86	78
Dividend payout ratio (%)(2)	69.0	66.6	67.5
Credit quality ratios
Bad debt write-offs (net of recoveries)	331	251	336
Bad debt write-offs (net of recoveries) to average loans (%)	0.18	0.15	0.22

(1)   Based on the weighted average number of fully paid ordinary shares outstanding, including 41 million New Zealand Class shares in 2005 (2004 53 million; 2003 $54 million), and after deducting distributions on other equity instruments of $137 million in 2005 (2004 $154 million; 2003 $75 million).

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

Computation of ordinary earnings per share

(in $millions unless otherwise stated)	2005	2004	2003
	A$	A$	A$
AGAAP
Net income after deducting distributions on other equity instruments	2,681	2,385	2,108
Weighted average number of ordinary shares (millions)	1,851	1,846	1,824
Basic earnings per ordinary share (cents)	144.8	129	116
Distributions on other equity instruments	137	154	75

Loans

	Consolidated AGAAP
	2005	2004	2003
	$m	$m	$m
Loans by type of customer
Australia
Government and other public authorities	223	167	119
Agriculture, forestry and fishing(1)	2,210	1,707	1,614
Commercial and financial(2)	32,994	28,675	22,795
Real estate - construction	2,487	1,348	1,054
Real estate - mortgage(1)	82,182	77,176	69,668
Instalment loans and other personal lending(1)	25,404	25,341	21,626
	145,500	134,414	116,876
Lease financing	4,201	4,133	3,274
Own acceptances discounted	11,303	10,172	10,792
Total Australia	161,004	148,719	130,942
Overseas
Government and other public authorities	446	138	548
Agriculture, forestry and fishing(1)	2,908	2,177	2,073
Commercial and financial	10,561	13,482	11,675
Real estate - construction	457	245	284
Real estate - mortgage(1)	19,875	17,963	14,245
Instalment loans and other personal lending(1)	2,053	1,419	2,185
	36,300	35,424	31,010
Lease financing	14	52	75
Total overseas	36,314	35,476	31,085
Total loans (net of unearned income)	197,318	184,195	162,027
Provisions for bad and doubtful debts	(1,729)	(1,724)	(1,554)
Total net loans	195,589	182,471	160,473

(1)          Real estate mortgage loans and instalment loans and other personal lending as at 30 September 2005 included a total of $1.9 billion of personal lending to the agricultural sector (2004 $1.8 billion, 2003 $1.6 billion). In addition, $1.6 billion of finance had been provided to the agricultural sector (2004 $1.6 billion, 2003 $1.3 billion) in the form of acceptances which are excluded from the above table.

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

Provisions for bad and doubtful debts

	Consolidated AGAAP
	2005	2004	2003
	$m	$m	$m
General provision
Balance at beginning of year	1,487	1,393	1,162
Charge to net profit(1)	382	414	485
Transfer to specific provisions	(70)	(131)	(53)
Recoveries of debts previously written off	86	73	74
Write-offs	(307)	(274)	(275)
Provisions of controlled entities/businesses (disposed)/acquired	—	—	—
Exchange rate and other adjustments	(48)	12	—
Balance at year end(2)	1,530	1,487	1,393
Specific provisions
Balance at beginning of year	237	161	272
Transfer from/(to) general provision:
New specific provisions	170	174	136
Specific provisions no longer required	(100)	(43)	(83)
	70	131	53
Write-offs	(110)	(50)	(135)
Provisions of controlled entities/businesses (disposed)/acquired	—	—	—
Exchange rate and other adjustements	2	(5)	(29)
Balance at year end	199	237	161
Total provisions for bad and doubtful debts	1,729	1,724	1,554

(1)          The 2005 charge to net profit of $382 million represented an 8% decrease over the 2004 charge of $414 million and was down 21% from 2003. The coverage ratio of total provisions (specific and general) to total impaired assets at 30 September 2005 increased to 354% from 253% as at 30 September 2004 and 254% as at 30 September 2003.

(2)          This included a provision for off-balance sheet credit related commitments for the Group $179 million (2004 $201 million; 2003 $219 million).

	Consolidated AGAAP
	2005		2004		2003
	$m	%	$m	%	$m	%
Specific provisions by type of customer
Australia
Agriculture, forestry and fishing	2	0.1	5	0.3	3	0.2
Commercial and financial	134	7.7	164	9.5	67	4.3
Real estate - construction	1	0.1	4	0.2	—	—
Real estate - mortgage	5	0.3	2	0.1	2	0.1
Instalment loans and other personal lending	16	0.9	8	0.5	5	0.3
Total Australia	158	9.1	183	10.6	77	4.9
New Zealand
Agriculture, forestry and fishing	1	0.1	2	0.1	1	0.1
Commercial and financial	8	0.5	3	0.2	2	0.1
Real estate - mortgage	5	0.3	—	—	1	0.1
Instalment loans and other personal lending	4	0.2	2	0.1	3	0.2
Total New Zealand	18	1.1	7	0.4	7	0.5
Other overseas
Agriculture, forestry and fishing	—	—	1	0.1	1	0.1
Commercial and financial	22	1.2	43	2.5	74	4.8
Real estate - mortgage	—	—	—	—	—	—
Instalment loans and other personal lending	1	0.1	3	0.1	2	0.1
Total other overseas	23	1.3	47	2.7	77	5.0
Total overseas	41	2.4	54	3.1	84	5.5
Total specific provisions	199	11.5	237	13.7	161	10.4
Total general provision	1,530	88.5	1,487	86.3	1,393	89.6
Total provisions	1,729	100.0	1,724	100.0	1,554	100.0

The following tables show the movements in the balance of provisions for bad and doubtful debts, details of loans written off and recoveries of loans written off by customer and geographic category for 2005, 2004 and 2003:

	Consolidated AGAAP
	2005	2004	2003
	$m	$m	$m
Balance of provisions for bad and doubtful debts
Balance at beginning of year	1,724	1,554	1,434
Net write-offs and recoveries	(331)	(251)	(336)
Charge to operating profit	382	414	485
Provisions of controlled entities/businesses (disposed)/acquired	—	—	—
Exchange rate and other adjustments	(46)	7	(29)
Balance of provisions for bad and doubtful debts at year end	1,729	1,724	1,554
Write-offs and recoveries
Write-offs
Australia
Agriculture, forestry and fishing	(4)	(2)	(2)
Commercial and financial(1)	(113)	(35)	(89)
Real estate - construction	(4)	(2)	(1)
Real estate - mortgage	(3)	(4)	(7)
Instalment loans and other personal lending	(251)	(212)	(208)
Total Australia	(375)	(255)	(307)
New Zealand
Agriculture, forestry and fishing	—	(4)	—
Commercial and financial(1)	—	(2)	(4)
Real estate - construction	(2)	—	—
Real estate - mortgage	—	(2)	—
Instalment loans and other personal lending	(30)	(29)	(42)
Total New Zealand	(32)	(37)	(46)
Total other overseas	(10)	(32)	(57)
Total write-offs	(417)	(324)	(410)
Recoveries
Australia
Commercial and financial(1)	11	8	2
Real estate - mortgage	—	—	2
Instalment loans and other personal lending	59	46	48
Australia	70	54	52
New Zealand	14	15	22
Other overseas	2	4	—
Total recoveries	86	73	74
Net write-offs and recoveries	(331)	(251)	(336)

(1)          Lease finance write-offs and recoveries, which are not significant, were included in the ‘commercial and financial’ category.

Impaired assets

	Consolidated AGAAP
	2005	2004	2003
	$m	$m	$m
Australia
Non-accrual assets:
Gross	287	314	320
Specific provisions	(151)	(150)	(76)
Net	136	164	244
Restructured loans:
Gross	24	62	3
Specific provisions	(7)	(33)	(1)
Net	17	29	2
Net Australian impaired assets	153	193	246
New Zealand
Non-accrual assets:
Gross	73	55	63
Specific provisions	(18)	(7)	(7)
Net	55	48	56
Restructured loans:
Gross	—	—	—
Specific provisions	—	—	—
Net	—	—	—
Net New Zealand impaired assets	55	48	56
Other overseas
Non-accrual assets:
Gross	61	141	214
Specific provisions	(20)	(37)	(76)
Net	41	104	138
Restructured loans:
Gross	44	109	12
Specific provisions	(3)	(10)	(1)
Net	41	99	11
Net other overseas impaired assets	82	203	149
Total net impaired assets(1)	290	444	451
Accruing items past due 90 days (with adequate security):
Australia	240	213	139
New Zealand	34	29	171
Other overseas	7	30	29
Total	281	272	339
Interest received for the year on the above non-accrual and restructured assets was:
Australia	6	3	5
New Zealand	3	3	2
Other overseas	4	7	8
Total	13	13	15
Interest forgone for the year on the above non-accrual and restructured assets was estimated at:
Australia	14	19	30
New Zealand	1	1	2
Other overseas	3	6	7
Total	18	26	39

(1)          This includes impaired items in respect of derivative financial instruments and unrecognised contingent commitments of $23 million as at 30 September 2005 (2004 $81 million, 2003 $31 million.)

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

Section 3

Financial report for the year ended 30 September 2007

Annual financial report 2007

Financial statements
Income statements
Balance sheets
Statements of recognised income and expense
Cash flow statements

Notes to the financial statements
Note 1	Summary of significant accounting policies
Note 2	Net interest income
Note 3	Non-interest income
Note 4	Operating expenses
Note 5	Income tax
Note 6	Dividends
Note 7	Earnings per share
Note 8	Due from other financial institutions
Note 9	Trading securities and other financial assets designated at fair value
Note 10	Available-for-sale securities
Note 11	Loans
Note 12	Provisions for impairment charges
Note 13	Non-performing loans
Note 14	Goodwill and other intangible assets
Note 15	Property, plant and equipment
Note 16	Deferred tax assets
Note 17	Other assets
Note 18	Due to other financial institutions
Note 19	Deposits
Note 20	Trading liabilities and other financial liabilities designated at fair value
Note 21	Deferred tax liabilities
Note 22	Provisions
Note 23	Other liabilities
Note 24	Debt issues and loan capital
Note 25	Shareholder equity and minority interests
Note 26	Detail of changes in shareholders’ equity
Note 27	Share-based payments
Note 28	Capital adequacy
Note 29	Maturity analysis
Note 30	Average balances and related interest
Note 31	Financial risk management
Note 32	Credit risk
Note 33	Derivative financial instruments
Note 34	Interest rate risk
Note 35	Fair values of financial assets and liabilities
Note 36	Group segment information
Note 37	Auditors’ remuneration
Note 38	Expenditure commitments
Note 39	Superannuation commitments
Note 40	Contingent liabilities, contingent assets and credit commitments
Note 41	Trust activities
Note 42	Group entities
Note 43	Other group investments
Note 44	Related party disclosures
Note 45	Director and other key management personnel disclosures
Note 46	Notes to the cash flow statements
Note 47	Explanation of transition to A-IFRS
Note 48	Events subsequent to balance date
Note 49	Reconciliation with US Generally Accepted Accounting Principles

Statutory statements
Directors’ declaration
Managements’ report on the internal control over financial reporting
Independent audit report to the members of Westpac Banking Corporation
Report of independent registered public accounting firm

Financial statements

Income statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
	Note	2007	2006	2005	2007	2006
		$m	$m	$m	$m	$m
Interest income	2	22,075	18,091	15,544	18,702	17,763
Interest expense	2	(15,762)	(12,449)	(10,285)	(13,463)	(12,547)
Net interest income		6,313	5,642	5,259	5,239	5,216
Non-interest income	3	3,860	3,575	3,454	2,557	3,342
Net operating income before operating expenses and impairment charges		10,173	9,217	8,713	7,796	8,558
Operating expenses	4	(4,543)	(4,295)	(4,159)	(3,593)	(3,905)
Impairment charges	12	(482)	(375)	(382)	(404)	(375)
Profit before income tax		5,148	4,547	4,172	3,799	4,278
Income tax expense	5	(1,630)	(1,422)	(1,223)	(935)	(919)
Net profit for the year		3,518	3,125	2,949	2,864	3,359
Profit attributable to minority interests		(67)	(54)	(251)	—	—
Net profit attributable to equity holders of Westpac Banking Corporation		3,451	3,071	2,698	2,864	3,359
Earnings (in cents) per share
Basic	7	186.9	167.2	148.9
Diluted	7	185.3	165.7	147.2

The above income statements should be read in conjunction with the accompanying notes.

A summary of significant adjustments to net profit attributable to equity holders of Westpac Banking Corporation, total equity, total assets and total liabilities that would be required if US GAAP had been applied is disclosed in Note 49.

Balance sheets as at 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
	Note	2007	2006	2007	2006
		$m	$m	$m	$m
Assets
Cash and balances with central banks	46	2,243	3,132	2,629	2,461
Due from other financial institutions	8	28,379	12,211	21,759	5,375
Derivative financial instruments	33	24,308	10,311	24,202	10,010
Trading securities	9	20,815	13,560	18,582	13,603
Other financial assets designated at fair value	9	1,179	3,282	830	584
Available-for-sale securities	10	2,511	969	607	156
Loans	11	272,545	234,484	234,976	233,320
Life insurance assets		15,456	14,281	—	—
Regulatory deposits with central banks overseas		753	465	729	441
Due from subsidiaries		—	—	1,223	9,836
Investments in subsidiaries		—	—	4,072	4,605
Goodwill and other intangible assets	14	2,989	2,952	1,194	1,701
Property, plant and equipment	15	489	466	365	352
Deferred tax assets	16	516	653	568	683
Other assets	17	2,638	2,812	1,735	2,287
Total assets		374,821	299,578	313,471	285,414
Liabilities
Due to other financial institutions	18	9,133	12,051	7,756	6,301
Deposits at fair value	19	48,603	33,286	45,575	33,286
Deposits at amortised cost	19	150,619	134,455	127,389	133,495
Derivative financial instruments	33	25,192	9,342	25,173	9,491
Trading liabilities and other financial liabilities designated at fair value	20	8,223	2,893	8,238	2,829
Debt issues	24	87,126	66,080	63,550	53,035
Current tax liabilities		233	301	244	296
Life insurance liabilities		14,392	13,476	—	—
Due to subsidiaries		—	—	8,453	21,966
Provisions	22	980	868	819	758
Other liabilities	23	4,785	4,771	3,149	3,636
Total liabilities excluding loan capital		349,286	277,523	290,346	265,093
Loan Capital
Subordinated bonds, notes and debentures	24	6,042	4,107	7,275	5,436
Subordinated perpetual notes	24	429	521	429	521
Trust Preferred Securities	24	1,233	1,329	—	—
Total loan capital		7,704	5,957	7,704	5,957
Total liabilities		356,990	283,480	298,050	271,050
Net assets		17,831	16,098	15,421	14,364
Shareholders’ equity
Share capital:
Ordinary share capital	25	6,125	5,519	6,125	5,519
Treasury and RSP treasury shares	25	(114)	(51)	(42)	(8)
Reserves	26	192	186	85	130
Retained profits	26	9,716	8,532	7,361	6,835
Convertible debentures	25	—	—	1,892	1,888
Total equity attributable to equity holders of Westpac Banking Corporation		15,919	14,186	15,421	14,364
Minority interests	25	1,912	1,912	—	—
Total shareholders’ equity and minority interest		17,831	16,098	15,421	14,364
Contingent liabilities, contingent assets and credit commitments	40

The above balance sheets should be read in conjunction with the accompanying notes.

A summary of significant adjustments to net profit attributable to equity holders of Westpac Banking Corporation, total equity, total assets and total liabilities that would be required if US GAAP had been applied is disclosed in Note 49.

Statements of recognised income and expense for the years ended 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
	Note	2007	2006	2005	2007	2006
		$m	$m	$m	$m	$m
Gains/(losses) on available-for-sale securities:
Recognised in equity	26	(6)	57		(4)	41
Transferred to income statements	26	(20)	(35)		(21)	(18)
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	26	124	(42)		51	(42)
Transferred to income statements	26	12	(36)		14	(36)
Exchange differences on translation of foreign operations	26	(179)	26	(96)	(180)	22
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	26	9	(7)		8	(7)
Cash flow hedging reserve	26	(37)	25		(20)	25
Foreign currency translation reserve	26	48	13	—	54	13
Net income recognised directly in equity		(49)	1	(96)	(98)	(2)
Profit attributable to equity holders		3,518	3,125	2,949	2,864	3,359
Total net income recognised for the year		3,469	3,126	2,853	2,766	3,357
Attributable to:
Members of the parent		3,402	3,072	2,602	2,766	3,357
Minority interests		67	54	251	—	—
Total net income recognised for the year		3,469	3,126	2,853	2,766	3,357

The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

A summary of significant adjustments to net profit attributable to equity holders of Westpac Banking Corporation, total equity, total assets and total liabilities that would be required if US GAAP had been applied is disclosed in Note 49.

Cash flow statements for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
	2007	2006	2005	2007	2006
	$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received	21,862	17,944	15,483	18,653	17,896
Interest paid	(15,493)	(12,412)	(10,041)	(13,414)	(12,408)
Dividends received excluding life business	14	9	28	505	1,056
Other non-interest income received	2,739	2,587	3,100	1,704	1,992
Operating expenses paid	(3,528)	(3,364)	(3,949)	(2,888)	(2,492)
Net (increase)/decrease in trading and fair value assets	(5,735)	(3,268)	119	(5,389)	(1,624)
Net increase/(decrease) in trading and fair value liabilities	5,562	(360)	(674)	5,416	(222)
Net increase in derivative financial instruments	(5,591)	(2,488)	(1,829)	(5,704)	(2,843)
Income tax paid excluding life business	(1,485)	(1,328)	(751)	(1,197)	(962)
Life business:
Receipts from policyholders and customers	3,236	2,754	2,560	—	—
Interest and other items of similar nature	39	55	93	—	—
Dividends received	1,104	980	706	—	—
Payments to policyholders and suppliers	(3,914)	(3,371)	(2,461)	—	—
Income tax paid	(85)	(69)	(94)	—	—
Net cash (used in)/provided by operating activities	(1,275)	(2,331)	2,290	(2,314)	393
Cash flows from investing activities
Proceeds from available-for-sale securities	2,431	860	1,694	359	257
Purchase of available-for-sale securities	(4,009)	(1,198)	(598)	(823)	(209)
Net (increase)/decrease in:
Due from other financial institutions	(16,603)	2,142	(995)	(16,768)	2,896
Loans	(40,348)	(29,422)	(16,108)	(35,095)	(32,174)
Life insurance assets	(261)	107	(62)	—	—
Regulatory deposits with central banks overseas	(358)	(117)	143	(355)	(123)
Other assets	(528)	(315)	(1,664)	281	(960)
Due from controlled entities	—	—	—	8,611	4,707
Investments in controlled entities	—	—	—	533	(77)
Purchase of intangible assets	(251)	(220)	(294)	(204)	(249)
Purchase of property, plant and equipment	(147)	(225)	(128)	(121)	(198)
Proceeds from disposal of property, plant and equipment	6	23	27	—	19
Proceeds from disposal of other investments			41
Controlled entities and businesses disposed, net of cash held	—	120	545	(106)	120
Net cash (used in)/provided by investing activities	(60,068)	(28,245)	(17,399)	(43,688)	(25,991)
Cash flows from financing activities
Issue of loan capital	2,223	704	1,401	2,223	708
Redemption of loan capital	—	(420)	(1,396)	—	(420)
Proceeds from exercise of employee options	37	67	191	37	67
Purchase of shares on exercise of employee options and shares	(73)	(34)	—	(73)	(34)
Proceeds from issue of 2006 TPS (net of issue costs $12 million)	—	751	—	4	751
Buy-back of ordinary shares and NZ Class shares	—	(1,003)	(1)	—	(1,003)
Net increase/(decrease) in:
Due to other financial institutions	(2,493)	1,315	3,894	1,771	(709)
Deposits	34,342	17,547	4,294	32,478	18,209
Debt issues	28,943	13,835	8,499	17,012	25,673
Other liabilities	(673)	(249)	(25)	(382)	981
Due to controlled entities	—	—	—	(5,116)	(16,872)
Purchase of treasury shares	(91)	(17)	(18)	(34)	(3)
Sale of treasury shares	28	27	7	—	—
Payment of dividends	(1,630)	(1,628)	(1,241)	(1,703)	(1,697)
Payment of dividends to minority interests	(67)	(54)	(161)	—	—
Net cash (used in)/provided by financing activities	60,546	30,841	15,444	46,217	25,651
Net increase/(decrease) in cash and cash equivalents	(797)	265	335	215	53
Effect of exchange rate changes on cash and cash equivalents	(92)	14	(7)	(47)	17
Cash and cash equivalents as at the beginning of the year	3,132	2,853	2,525	2,461	2,391
Cash and cash equivalents as at the end of the year	2,243	3,132	2,853	2,629	2,461

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

Westpac’s consolidated financial statements and notes also comply with International Financial Reporting Standards and interpretations adopted by the International Accounting Standards Board.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

This financial report also includes additional disclosures required by the United States Securities and Exchange Commission in respect of foreign registrants.

This financial report was authorised for issue by the Board of Directors on 1 November 2007.

New Zealand consumer and business banking

In accordance with the Reserve Bank of New Zealand’s policy that all systemically important banks in New Zealand be incorporated, Westpac’s New Zealand Branch transferred its consumer and business banking to a locally incorporated bank, Westpac New Zealand Limited, on 1 November 2006. The transfer of the New Zealand consumer and business banking is disclosed in Note 46 as a disposal of a business by the parent entity. The transfer has no impact on the Group’s financial results or position, but has resulted in reduced income, expenses, assets and liabilities in the parent entity.

(ii)        Adoption of new and revised Accounting Standards

As of 1 October 2006, Westpac adopted an amendment to AASB 139 Financial Instruments: Recognition and Measurement. As a result of this amendment cash flow hedging of intragroup revenue no longer qualifies for hedge accounting. This amendment has resulted in subsequent changes to the fair value of derivative instruments that hedge New Zealand dollar income being recognised in the income statement. Amounts deferred in the cash flow hedging reserve up to 30 September 2006 have been released to the income statement when the underlying hedged revenues were recognised in income. Westpac has applied the exemption available in AASB 139 and not restated the comparative reported information for the impact of this change in accounting policy. The effect of the change has resulted in an increase in other income and accordingly profit before income tax of $16 million, an increase in income tax expense of $5 million and an increase in net profit for the year of $11 million. This resulted in a corresponding decrease in the cash flow hedge reserve of $11 million.

(iii)    Historical cost convention

The financial report has been prepared under the historical cost convention, as modified by applying fair value accounting to available-for-sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

(iv)      Principles of consolidation

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

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to Note 1(e)).

The interest of minority shareholders is stated at the minority’s proportion of the net profit and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly, by Westpac Banking Corporation (Westpac). Any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of Westpac.

(v)          Foreign Currency Translation

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

On consolidation, exchange differences arising from the translation of borrowings and other currency instruments designated as hedges of the net investment in overseas branches and subsidiaries are reflected in the foreign currency translation reserve. When a foreign operation is sold or borrowings are repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale or repayment of borrowing.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

b.               Revenue recognition

(i)             Interest income

Interest income for all interest earning financial assets is recognised in the income statement using the effective interest rate method.

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

Interest relating to impaired loans is recognised using the loan’s original effective interest rate. This rate is also used to discount the future cash flows for the purpose of measuring impairment charges.

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

c.               Expense recognition

(i)             Interest expense

Interest expense, including premiums or discounts and associated issue expenses incurred on the issue of financial liabilities, is recognised in the income statement using the effective interest method (refer to Note 1(b)(i)).

(ii)          Impairment on loans and receivables carried at amortised cost

The charge recognised in the income statement for impairment on loans and receivables carried at amortised cost reflects the net movement in the provisions for individually assessed and collectively assessed loans, write-offs and recoveries of impairments previously written-off.

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

(iv)      Commissions and other fees

External commissions and other costs paid to acquire loans are capitalised and amortised using the effective interest method (refer to Note 1(b)(i)). All other fees and commissions are recognised in the income statement over the period which the related service is consumed.

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

Restricted share plan:

The fair value of shares issued to employees for no consideration under the restricted share plan is recognised as an expense over the vesting period. The fair value of ordinary shares issued to satisfy the obligation to employees is measured at grant date and is recognised as a separate component of equity.

Westpac has formed a trust to hold any shares forfeited by employees until they are reallocated in subsequent grants to employees in the Group’s restricted share plan. Shares held by the trust as a result of forfeitures and held in the name of employees, which have not yet vested, are treated as treasury shares and deducted from shareholders equity.

d.               Income tax

Income tax expense on the profit for the year comprises current tax and the movement in deferred tax balances.

Current tax is the expected tax payable on the taxable income for the financial year using tax rates that have been enacted or substantively enacted for each jurisdiction at the balance date, and any adjustment to tax payable in respect of previous years.

Deferred tax is accounted for using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding amounts used for taxation purposes. Deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill, the initial recognition of assets and liabilities that affect neither accounting nor taxable profit, (other than in a business combination) or differences relating to investments in subsidiaries to the extent that they will probably not reverse in the future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that have been enacted or substantively enacted for each jurisdiction at the balance date that are expected to apply when the liability is settled or the asset is realised.

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

•                  Other investments

Other investments which comprise of unlisted securities that do not have a quoted price in an active market where fair value cannot be estimated within a reasonable range of probable outcomes, are carried at cost.

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

Available-for-sale financial assets and financial assets recognised at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of financial assets at fair value through profit or loss are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognised directly in equity, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the right to receive payment is established and interest on debt instruments is recognised using the effective interest method.

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

g.               Loans

Loans includes advances, overdrafts, home loans, credit card and other personal lending, term loans, leasing receivables, bill financing and redeemable preference share financing. The accounting policy for loans and receivables is set out above.

Security is obtained if, based on an evaluation of the customer’s credit worthiness, it is considered necessary for the customer’s overall borrowing facility. Security would normally consist of assets such as cash deposits, receivables, inventory, plant and equipment, real estate and investments.

h.               Regulatory deposits with central banks overseas

In several countries in which the Group operates, the law requires that regulatory deposits be lodged with the local central bank at a rate of interest generally below that prevailing in the market. The amount of the deposit and the interest rate receivable is determined in accordance with the requirements of the local central bank. They are accounted for as loans and receivables.

i.                   Life insurance assets

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

Impairment of financial assets

Assets carried at amortised cost

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment charges are recognised if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

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

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment is, or continues to be, recognised are not included in a collective assessment of impairment.

If there is objective evidence that an impairment on loans and receivables or held-to-maturity investments has been incurred, the amount of the charge is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of a provision account and the amount of the loss is recognised in the income statement. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment is the current effective interest rate determined under the contract.

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

Estimates of changes in future cash flows for groups of assets reflect, and are directionally consistent with, changes in related observable data from period to period (for example, changes in unemployment rates, property prices, payment status, or other factors indicative of changes in the probability of losses in the Group and their magnitude). The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience. When a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the charge for loan impairment in the income statement. If, in a subsequent period, the amount of the impairment charge decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment charge is reversed by adjusting the provision account. The amount of the reversal is recognised in the income statement.

Assets carried at fair value

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment charge on that financial asset previously recognised in profit or loss - is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment charge was recognised in the income statement, the impairment charge is reversed through the income statement. Subsequent reversal of impairment charges on equity instruments are not recognised in the income statement.

(ii)        Non-financial assets

a.                Property, plant and equipment

Property, plant and equipment is carried at cost less accumulated depreciation and impairment. Cost is the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. Other subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred. Impairment is recognised as a part of operating expenses in the income statement.

Computer software is capitalised at cost and classified as Property, Plant and Equipment where it is integral to the operation of associated hardware.

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

b.               Intangible assets

Goodwill

Goodwill represents amounts arising on the acquisition of businesses. Goodwill represents the excess of purchase consideration, including directly attributable expenses associated with the acquisition, over the fair value of the Group’s share of the identifiable net assets of the acquired business.

All Goodwill is considered to have an indefinite life.

Goodwill is tested for impairment annually and whenever there is an indication that it may be impaired, and is carried at cost or deemed cost less accumulated impairment. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

Goodwill was tested for impairment at 30 September 2007.

Other Intangibles

Other intangibles are stated at cost less accumulated amortisation and impairment. Other intangibles consist of computer software, value of in-force business and service contracts (parent only).

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

•                  Value of in-force business

The excess of the purchase consideration for Westpac Life Insurance Services Limited over the fair value of the net tangible assets acquired is recorded as an intangible asset. This represents the future profits to be earned on contracts in existence at the acquisition date. This is amortised over 30 years on a systematic basis reflecting the pattern in which the asset’s future economic benefits are expected to be consumed.

(iii) Investments in controlled entities

Investments in controlled entities are initially recorded by Westpac at cost. Investments in controlled entities are subsequently held at lower of cost and recoverable amounts.

(iv) Impairment of non-financial assets

The carrying amount of the Group’s non-financial assets, other than deferred tax assets and assets arising from employee benefits, are reviewed at each balance date to determine whether there is any indication of impairment. If such an indication exists, the asset’s recoverable amount is estimated. An impairment charge is recognised whenever the carrying amount of an asset or the cash-generating unit it is allocated to exceeds its recoverable amount. With the exception of goodwill for which impairment charges are not reversed, where an impairment charge subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognised for the asset (or cash-generating unit) in prior years. Impairment charges and reversals of impairment charges are recognised in the income statement.

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

f.                  Debt issues and loan capital

These are bonds, notes, commercial paper, debentures, Fixed Interest Resettable Securities (FIRsTS) and Trust Preferred Securities 2004 (TPS 2004) that have been issued by the Group. Debt issues and loan capital are measured at amortised cost using the effective interest method.

Loan capital includes FIRsTS and TPS 2004 that qualify as tier 1 capital and subordinated bonds, notes and debentures that qualify as tier 2 capital as defined by APRA for capital adequacy purposes.

g.               Financial guarantees

Financial guarantee contracts are recognised as financial liabilities at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less cumulative amortisation, where appropriate.

The fair value of a financial guarantee contract is determined as the present value of the difference in net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognised as part of the cost of the investment.

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

External liabilities of managed investment schemes controlled by statutory life funds

External liabilities of managed investment schemes controlled by statutory life funds are designated at fair value through profit or loss.

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

(ii)        Treasury shares

Where the parent entity or other members of the consolidated Group purchases shares in the parent entity, the consideration paid is deducted from total shareholders’ equity and the shares are treated as treasury shares until they are subsequently sold, reissued or cancelled. Where such shares are sold or reissued, any consideration received is included in shareholders’ equity.

(iii)    Minority interests

Minority interests represents the share in the net assets of subsidiaries attributable to equity interests that are not owned directly or indirectly by the parent entity. The group has on issue the following hybrid instruments; Trust Preferred Securities 2003 (TPS 2003) and Trust Preferred Securities 2006 (TPS 2006) that are classified as minority interests.

(iv)      Reserves

Foreign currency translation reserve: as noted in Note 1(a)(v), exchange differences arising on translation of the assets and liabilities of overseas branches and subsidiaries are reflected in the foreign currency translation reserve. Any offsetting gains or losses on hedging these balances, together with any tax effect are also reflected in this reserve, which may be either a debit or credit balance. Any credit balance in this reserve would not normally be regarded as being available for payment of dividends until such gains are realised.

Available-for-sale securities reserve: comprises the changes in the fair value of available-for-sale financial securities, net of tax. These changes are transferred to the income statement in non interest income when the asset is either derecognised or impaired.

Cash flow hedging reserve: comprises the fair value gains and losses associated with the effective portion of designated cash flow hedging instruments.

Share-based payment reserve: comprises the fair value of share-based payments recognised as an expense.

i.                 Other accounting principles and policies

(i)            Hedging

The Group uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rates and foreign currency, including exposures arising from forecast transactions. The method of recognising the fair value gain or loss of derivatives depends on the nature of the hedging relationship. Hedging relationships are of three types:

•                  Fair value hedge: a hedge of the change in fair value of recognised assets or liabilities or unrecognised firm commitments;

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

A hedge is regarded as highly effective if, at inception and throughout its life, the Group can expect changes in the fair value or cash flows of the hedged item to be almost fully offset by the changes in the fair value or cash flows of the hedging instrument, and actual results of the hedge are within a range of 80% to 125% of these changes. ‘Hedge ineffectiveness’ represents the amount by which the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged item or the amount by which changes in the cash flow of the hedging derivative differ from changes (or expected changes) in the present value of the cash flows of the hedged item.

a.                Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributed to the hedged risk.

If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item recognised at amortised cost, is amortised to the income statement over the period to maturity.

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

The asset or liability recognised in the balance sheet in respect of defined benefit plans is the present value of the defined benefit obligation less the fair value of plan assets at the balance date as adjusted for unrecognised actuarial gains and losses. The carrying amount of an asset recognised in respect of a defined benefit plan is restricted to the total of any unrecognised gains and losses and the present value of available reductions in future contributions to the plan. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using market yield on government bonds for obligations denominated in Australian dollars, or high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related defined benefit obligation. The calculation is performed annually by an independent qualified actuary using the projected unit credit method.

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

(iv)      Loan securitisation

The Group, through its loan securitisation programs, packages and sells loans (principally housing mortgage loans) as securities to investors. In such transactions, the Group provides an equitable interest in the loans to investors who provide funding to the Group. Securitised loans that do not qualify for derecognition and associated funding are included in loans and debt issues respectively.

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

The Group also manages life insurance statutory fund assets that are included in the consolidated financial statements (refer to Note 1(f)(iii).

At 30 September 2007, the total value of assets under discretionary management by the Group that have not been included in the consolidated financial statements was approximately $42.9 billion (30 September 2006 $40.7 billion).

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

In its capacity as a lessor, the Group primarily offers finance leases. The Group recognises the assets held under finance lease in the balance sheet as loans at an amount equal to the net investment in the lease. The recognition of finance income is based on a pattern reflecting a constant periodic return on the Group’s net investment in the finance lease. Finance lease income is included within interest income in the income statement refer to Note 1(b)(iii).

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

(ix)     Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), that is subject to risks and returns that are different from those of other business or geographical segments.

(x)         Rounding of amounts

In accordance with ASIC Class Order 98/100, all amounts have been rounded to the nearest million dollars unless otherwise stated.

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

(iii)    Provisions for impairment charges

The Group’s loan impairment provisions are established to recognise incurred impairment in its portfolio of loans. A loan is impaired when there is objective evidence that events occurring since the loan was recognised have affected expected cash flows from the loan. The impairment charge is the difference between the carrying value of the loan and the present value of estimated future cash flows at the loans original effective interest rate. Provisions for loan impairment represent management’s estimate of the charges incurred in the loan portfolios as at the balance date. Changes to the provisions for loan impairment and changes to the provisions for undrawn contractually committed facilities and guarantees provided are reported in the consolidated income statement as part of the impairment on loans.

At 30 September 2007, gross loans to customers totalled $273,914 million (2006 - $235,684 million) and the provision for loan impairment was $1,369 million (2006 - $1,200 million). There are two components to the Group’s loan impairment provisions, individual and collective.

Individual component – all impaired loans that exceed specified thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group’s portfolio of commercial loans to medium and large businesses. Impairment is recognised as the difference between the carrying value of the loan and the discounted value of management’s best estimate of future cash repayments and proceeds from any security held (discounted at the loan’s original effective interest rate). All relevant considerations that have a bearing on the expected future cash flows are taken into account, including the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. Subjective judgements are made in this process. Furthermore, judgements can change with time as new information becomes available or as work-out strategies evolve, resulting in revisions to the impairment provision as individual decisions are taken.

Collective component – this is made up of two elements: loan impairment provisions for impaired loans that are below individual assessment thresholds (collective impaired loan provisions) and for loan impairments that have been incurred but have not been separately identified at the balance sheet date (incurred but not reported provisions). These are established on a portfolio basis taking into account the level of arrears, collateral, past loss experience and defaults based on portfolio trends. The most significant factors in establishing these provisions are the estimated loss rates and the related emergence periods. The emergence period for each loan product type is determined through detailed studies of loss emergence patterns. Loan files where losses have emerged are reviewed to identify the average time period between observable loss indicator events and the loss becoming identifiable. These portfolios include credit card receivables and other personal advances including mortgages. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ materially from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates and their effect on customer spending, unemployment levels, payment behaviour and bankruptcy rates.

The impairment charge reflected in the income statement is $482 million and the provision balance at 30 September 2007 of $1,369 million represents 0.50% of loans.

(iv)      Goodwill

As stated in Note 1(f)(ii)(b) goodwill represents the excess of purchase consideration, including incidental expenses, over the fair value of the Group’s share of the identified net assets of acquired businesses. Goodwill is tested for impairment at least annually. The carrying value of goodwill as at 30 September 2007 was $2,398 million.

The determination of the fair value of assets and liabilities of the acquired businesses requires the exercise of management judgement. Different fair values would result in changes to the goodwill and to the post-acquisition performance of the acquisition.

To determine if goodwill is impaired the carrying value of the identified cash-generating unit (CGU) to which the goodwill is allocated, including the allocated goodwill, is compared its recoverable amount. Recoverable amount is the higher of the CGU’s fair value and its value in use. Value in use is the present value of expected future cash flows from the CGU. Determination of appropriate cash flows and discount rates for the calculation of value in use is subjective. Fair value is the amount obtainable for the sale of the CGU in an arm’s length transaction between knowledgeable, willing parties. The assumptions applied to determine impairment are outlined in Note 14.

Goodwill impairment testing for 2007 indicated that none of the Group’s goodwill was impaired.

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

The Group’s AASB 119 superannuation deficit across all plans as at 30 September 2007 was $116 million (2006 deficit of $110 million). This comprises net recognised liabilities of $274 million (2006 $199 million) and unrecognised actuarial gains of $158 million (2006 $89 million).

(vi)      Provisions (other than loan impairment)

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

Interpretation 13:  Customer Loyalty Programmes was released by the Australian Accounting Standards Board Interpretations Committee on 1 July 2007. Interpretation 13 will apply to Westpac’s 30 September 2009 financial report. The guidance will result in the re-measurement and reclassification of the existing credit card loyalty provision to deferred income. Deferred income will be recognised as revenue when the expense of providing the rewards is incurred. It is expected that there will be some delay in the timing of recognition of revenue from the credit card loyalty program going forward. The guidance is not expected to have a material impact for the Westpac Group.

Note 2. Net interest income

	Consolidated			Parent Entity
	2007	2006	2005	2007	2006
	$m	$m	$m	$m	$m
Interest income
Loans	19,483	15,895	13,862	16,639	15,639
Due from other financial institutions	969	785	736	570	318
Available-for-sale securities	101	51		7	13
Investment securities			181	—
Regulatory deposits with central banks overseas	17	16	12	14	16
Subsidiaries	—	—	—	333	644
Trading securities	1,003	845	530	721	770
Net gain on ineffective hedges	14	2		14	2
Other financial assets designated at fair value	119	152		58	11
Other	369	345	223	346	350
Total interest income(1)	22,075	18,091	15,544	18,702	17,763
Interest expense
Current and term deposits	(7,046)	(5,629)	(6,549)	(5,816)	(5,589)
Due to other financial institutions	(593)	(562)	(395)	(331)	(307)
Debt issues	(3,440)	(2,563)	(1,621)	(2,556)	(1,779)
Loan capital	(409)	(347)	(214)	(330)	(262)
Subsidiaries	—	—	—	(896)	(1,530)
Trading liabilities	(964)	(822)	(831)	(762)	(774)
Deposits at fair value	(2,500)	(1,940)		(2,251)	(1,940)
Other	(810)	(586)	(675)	(521)	(366)
Total interest expense	(15,762)	(12,449)	(10,285)	(13,463)	(12,547)
Net interest income	6,313	5,642	5,259	5,239	5,216
Impairment charges	(482)	(375)	(382)	(404)	(375)
Net interest income after impairment charges	5,831	5,267	4,877	4,835	4,841

(1) Included within total interest income is $23 million (2006 $18 million) of interest income accrued on impaired financial assets.

Note 3. Non-interest income

	Consolidated			Parent Entity
	2007	2006	2005	2007	2006
	$m	$m	$m	$m	$m
Fees and commissions
Banking and credit related fees	519	497	740	460	507
Transaction fees and commissions received	1,149	1,087	974	942	1,068
Service and management fees	45	37	46	2	6
Other non-risk fee income	119	145	93	263	250
Total fees and commissions	1,832	1,766	1,853	1,667	1,831
Wealth management and insurance income
Wealth management revenue	2,910	2,654	2,893	—	—
Life insurance claims and change in life insurance liabilities	(1,764)	(1,674)	(1,855)	—	—
General insurance commission and premiums (net of claims paid)	113	104	97	2	21
Total wealth management and insurance income	1,259	1,084	1,135	2	21
Trading income
Foreign exchange income	409	279	178	356	211
Other trading securities	251	246	154	(21)	(8)
Total trading income	660	525	332	335	203
Other income
Dividends received from subsidiaries	—	—	—	490	1,044
Dividends received from other entities	14	9	28	15	12
Rental income	2	3	6	1	2
Gain on disposal of assets:
Net gain from available-for-sale securities	20	35		17	18
Net gain from investment securities			45
Other net gains on disposal of assets	2	9	36	—	5
Net gain/(loss) on ineffective hedges	(2)	3		(2)	3
Hedging overseas operations	(27)	(34)	(66)	(6)	(22)
Net gain/(loss) on financial assets designated at fair value	3	74		(4)	31
Other	97	101	85	42	194
Total other income	109	200	134	553	1,287
Total non-interest income	3,860	3,575	3,454	2,557	3,342
Wealth management and insurance income comprised
Premium income and management fees	625	527	679	—	—
Funds management income	538	462	377	—	—
Claims expense (net of recoveries)	(143)	(109)	(110)	—	—
Investment revenue	1,747	1,665	1,837	—	—
Life insurance liability expense	(1,616)	(1,560)	(1,740)	—	—
Amortisation of business in force	(5)	(5)	(5)	—	—
General insurance commission and premiums (net of claims paid)	113	104	97	2	21
Total wealth management and insurance income	1,259	1,084	1,135	2	21

Note 4. Operating expenses

	Consolidated			Parent Entity
	2007	2006	2005	2007	2006
	$m	$m	$m	$m	$m
Salaries and other staff expenses
Salaries and wages	2,030	1,820	1,707	1,496	1,566
Employee entitlements	170	154	150	147	129
Payroll tax	116	100	94	98	85
Fringe benefits tax	23	24	27	21	23
Superannuation costs:
Defined contribution plans	116	91	92	91	82
Defined benefit plans (Note 39)	3	17	13	6	17
Equity based compensation	53	63	64	53	63
Restructuring costs	19	27	8	14	22
Other	27	28	31	7	22
Total salaries and other staff expenses	2,557	2,324	2,186	1,933	2,009
Equipment and occupancy expenses
Operating lease rentals	262	240	241	195	245
Depreciation and amortisation:
Premises	2	2	4	—	—
Leasehold improvements	32	23	32	22	13
Furniture and equipment	38	38	46	30	30
Technology	59	50	56	46	44
Software	177	163	142	143	162
Impairment charges:				—
Software	10	12	—	10	12
Equipment repairs and maintenance	38	36	44	31	31
Electricity, water and rates	9	9	6	5	8
Land tax	—	2	2	—	2
Other	1	39	23	—	33
Total equipment and occupancy expenses	628	614	596	482	580
Other expenses
Amortisation of deferred expenditure	3	4	4	30	18
Non-lending losses	48	54	69	35	57
Purchased services:
Technology and information services	144	139	140	91	108
Legal	25	24	23	19	20
Other professional services	271	275	266	234	262
Stationery	54	53	66	35	44
Postage and freight	96	99	98	74	89
Outsourcing costs	467	477	500	381	463
Insurance	10	13	12	8	11
Advertising	90	75	69	59	62
Training	19	20	21	13	17
Travel	60	55	52	47	49
Other expenses	71	69	57	152	116
Total other expenses	1,358	1,357	1,377	1,178	1,316
Operating expenses	4,543	4,295	4,159	3,593	3,905

Note 5. Income tax

	Consolidated			Parent Entity
	2007	2006	2005	2007	2006
	$m	$m	$m	$m	$m

The income tax expense for the year is reconciled to the profit before income tax as follows
Profit before income tax expense	5,148	4,547	4,172	3,799	4,278
Prima facie income tax based on the Australian company tax rate of 30%	1,544	1,364	1,252	1,140	1,283

The effect of amounts which are not deductible (assessable) in calculating taxable income
Change in tax rate(1)	5	—	—	(1)	—
Rebateable and exempt dividends	(43)	(49)	(79)	(222)	(399)
Tax losses not previously recognised now brought to account	3	24	(46)	(36)	(11)
Life insurance:
Tax adjustment on policy holders’ earnings(2)	64	43	62	—	—
Adjustment for life business tax rates	(5)	(3)	(24)	—	—
Other non-assessable items	(30)	(138)	(182)	(33)	(49)
Other non-deductible items	94	120	218	53	48
Adjustment for overseas tax rates	21	21	18	8	16
Income tax (over)/under provided in prior years	(11)	36	36	(12)	28
Other items	(12)	4	(32)	38	3
Total income tax expense in the income statement	1,630	1,422	1,223	935	919
Income tax analysis
Income tax expense attributable to profit from ordinary activities comprised:
Current income tax:
Australia	1,272	1,085	955	878	708
Overseas	268	257	182	(33)	155
	1,540	1,342	1,137	845	863
Deferred income tax:
Australia	84	16	14	5	1
Overseas	17	28	36	97	27
	101	44	50	102	28
(Over)/under provision in prior years:
Australia	(13)	35	35	(10)	27
Overseas	2	1	1	(2)	1
	(11)	36	36	(12)	28
Total Australia	1,343	1,136	1,004	873	736
Total overseas	287	286	219	62	183
Total income tax expense attributable to profit from ordinary activities	1,630	1,422	1,223	935	919

(1)   The company tax rate in New Zealand is reducing from 33% to 30% effective for the Group from 1 October 2008, and the company tax rate in the United Kingdom is reducing from 30% to 28% effective for the Group during 2008. These revised income tax rates have not impacted the current tax liability balance for the current reporting period, but will do so in future periods. However, the impact of the change in the income tax rates has been taken into account in the measurement of deferred taxes at the end of the reporting period.

(2)   In accordance with the requirements of Australian Accounting Standard AASB 1038 Life Insurance Contracts, our tax expense for the year ended 30 September 2007 includes a $92 million tax charge on policy holders’ investment earnings (2006 $61 million, 2005 $92 million) of which $28 million (2006 $18 million,  2005 $28 million) is in prima facie tax expense above and the balance of $64 million (2006 $43 million, 2005 $64 million) shown here.

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

Tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the ‘separate taxpayer within group’ approach by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and relevant tax credits of the members of the tax-consolidated group are recognised by Westpac (as head entity in the tax consolidated group).

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

Note 6. Dividends

	Consolidated			Parent Entity
	2007	2006	2005	2007	2006
	$m	$m	$m	$m	$m
Recognised amounts
Ordinary dividends
2006 final dividend paid 60 cents per share (2005 51 cents per share, 2004 44 cents per share) all fully franked at 30%	1,101	953	782	1,104	955
2007 interim dividend paid 63 cents per share (2006 56 cents per share, 2005 49 cents per share) all fully franked at 30%	1,164	1,024	879	1,166	1,026
Total ordinary dividends	2,265	1,977	1,661	2,270	1,981
Distributions on other equity instruments
Convertible debentures	—	—	—	68	65
Total distributions on other equity instruments	—	—	—	68	65
Dividends not recognised at year end
Since year end the Directors have recommended the payment of the following final ordinary dividend:
Ordinary shares 68 cents per share (2006 60 cents per share, 2005 51 cents per share) all fully franked at 30%	1,265	1,101	951	1,268	1,103

The amount disclosed as ‘recognised’ for ordinary dividends is the final dividend paid in respect of the prior financial year and the interim dividend paid in respect of the current financial year.

	Parent Entity
	2007	2006	2005
	$m	$m	$m
Franking account balance
Franking account balance as at year end	897	815	826
Franking credits that will arise from payment of current income tax	(71)	77	166
Adjusted franking account balance after payment of current income tax	826	892	992
Franking credits to be utilised for payment of unrecognised final dividend	(552)	(475)	(409)
Adjusted franking account balance	274	417	583

Note 7. Earnings per share

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

	Consolidated
	2007		2006		2005
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($million)
Net profit	3,518	3,518	3,125	3,125	2,949	2,949
Net profit attributable to minority interest	(67)	(67)	(54)	(54)	(251)	(251)
Distribution on New Zealand Class shares	—	—	—	—	49	49
Distribution on RSP treasury shares	(1)	—	—	—	—	—
FIRsTS distributions	—	44	—	44	—	44
2004 TPS distributions	—	31	—	37	—	36
2007 convertible notes	—	22	—	—	—	—
Earnings	3,450	3,548	3,071	3,152	2,747	2,827

Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	1,852	1,852	1,842	1,842	1,851	1,851
Effect of own shares held	(6)	(6)	(5)	(5)	(6)	(6)
Potential dilutive adjustment:
Exercise of options	—	7	—	5	—	4
Conversion of 2004 TPS	—	22	—	31	—	36
Conversion of FIRsTS	—	24	—	29	—	35
2007 convertible notes	—	16	—	—	—	1
Total weighted average number of ordinary shares	1,846	1,915	1,837	1,902	1,845	1,921
Earnings per ordinary share (cents)	186.9	185.3	167.2	165.7	148.9	147.2

During the year 2,853,969 (2006 5,370,963, 2005 14,480,843) options and performance share rights were converted to ordinary shares. The diluted earnings per share calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion.

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

Subsequent to 30 September 2007:

•      no options and no performance share rights were granted to employees (2006 18,600, 2005 15,931 performance share rights) under the Westpac Performance Plan;

•      93,285 ordinary shares were issued to employees due to the exercise of options (2006 61,000, 2005 222,326); and

•      22,513 ordinary shares were issued to employees due to the exercise of performance share rights (2006 11,161, 2005 10,319).

Information concerning the classification of securities

Options and share rights

Options and share rights granted to employees prior to 30 September 2007 under the Westpac Performance Plan, Chief Executive Share Option Agreement, Chief Executive Securities Agreement, General Management Share Option Plan and Senior Officers’ Share Purchase Scheme are considered to be potentially ordinary shares and have been included in the determination of diluted earnings per share. The options and share rights have not been included in the determination of basic earnings per share. Details relating to options and share rights are set out in Note 27.

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

FIRsTS

As FIRsTS can be exchanged into ordinary shares if a tax or regulatory event occurs or automatically converted in the event of a default, any dilutive impact must be considered. For the year ended 30 September 2007, FIRsTS were dilutive (2006 dilutive, 2005 dilutive) and have been included in the determination of dilutive earnings per share. FIRsTS have not been included in the determination of basic earnings per share. Refer to Note 24 for further details.

2004 TPS

As 2004 TPS can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered. For the 2007 financial year, 2004 TPS were dilutive (2006 dilutive, 2005 dilutive) and have been included in the determination of diluted earnings per share. 2004 TPS have not been included in the determination of basic earnings per share. Refer to Note 24 for further details.

2007 convertible notes

The 2007 convertible notes are unsecured, unsubordinated, redeemable, convertible notes that were issued by Westpac in a private placement on 19 April 2007. As they can be exchanged into ordinary shares at the discretion of Westpac upon certain conditions being satisfied, any dilutive impact must be considered. For the year ended 30 September 2007, the 2007 convertible notes were dilutive and have been included in the determination of diluted earnings per share.

Restricted Share Plan (RSP)

During the year ended 30 September 2007, 1,329,152 ordinary shares were purchased on market at an average purchase price of $24.00 and allocated to eligible senior management under the RSP. Full entitlement to these shares do not vest until a service period has been completed.

Note 8. Due from other financial institutions

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Placements	2,515	913	2,482	886
Loans to other banks	10,775	8,888	4,188	2,079
Certificates of deposit	15,089	2,410	15,089	2,410
Total due from other financial institutions	28,379	12,211	21,759	5,375

Amounts due from other financial institutions based on location and nature are outlined below:

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Australia
Interest earning	24,022	8,141	18,301	3,271
Non-interest earning	3	2	2	2
Total Australia	24,025	8,143	18,303	3,273
Overseas
Interest earning	4,352	3,778	3,455	2,079
Non-interest earning	2	290	1	23
Total Overseas	4,354	4,068	3,456	2,102
Total due from other financial institutions	28,379	12,211	21,759	5,375

Due from other financial institutions has been restated as at 30 September 2006 to reflect the disclosure of New Zealand exchange settlement accounts held with central banks. This balance has now been classified as cash and balances with central banks. For the year ended 30 September 2006 due from other financial institutions has been restated from $12,865 million to $12,211 million.

Note 9.   Trading securities and other financial assets designated at fair value

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m

Securities	15,716	11,725	13,483	11,768
Securities purchased under agreement to resell	5,099	1,835	5,099	1,835
Total trading securities	20,815	13,560	18,582	13,603
Other financial assets designated at fair value	1,179	3,282	830	584
Total trading securities and other financial assets designated at fair value	21,994	16,842	19,412	14,187

Trading securities includes the following:

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Listed securities
Australian public securities:
Commonwealth securities	221	187	221	187
Semi-government securities	2,930	3,442	2,930	3,442
Australian equity securities	71	280	—	395
Australian debt securities	955	602	955	602
Overseas public securities	298	304	278	304
Overseas debt securities	218	734	218	734
Total listed securities	4,693	5,549	4,602	5,664
Unlisted securities
Australian public securities:
Commonwealth securities	—	2	—	2
Semi-government securities	2	28	2	28
Australian debt securities	8,278	5,612	8,153	5,540
Overseas public securities	—	6	—	6
Overseas debt securities	2,743	528	726	528
Total unlisted securities	11,023	6,176	8,881	6,104
Securities purchased under agreement to resell	5,099	1,835	5,099	1,835
Total trading securities	20,815	13,560	18,582	13,603

Unlisted securities include securities carried at an estimated fair value of $115 million (2006 $40 million) derived using internal valuation models that require estimation of certain pricing parameters, assumptions or model characteristics. $7 million (2006 $1 million) was recognised in the income statement as a result of the movement in estimated fair value.

Other financial assets designated at fair value include:

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Listed securities
Overseas debt securities	—	22	—	22
Total listed securities	—	22	—	22
Unlisted securities
Australian debt securities	1,179	601	830	562
Overseas debt securities	—	2,659	—	—
Total unlisted securities	1,179	3,260	830	562
Total other financial assets designated at fair value	1,179	3,282	830	584

Unlisted securities include securities carried at an estimated fair value of $655 million (2006 $444 million). This fair value was derived using a valuation model appropriate to the risk characteristics of the instrument. During the year $7 million (2006 $2 million) was recognised in the income statement as a result of the movement in estimated fair value.

Note 10. Available-for-sale securities

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Available-for-sale securities – at fair value
Listed securities
Australian debt securities	136	284	109	25
Overseas public securities	45	17	45	17
Overseas debt securities	674	33	11	13
Australian equity securities	—	31	—	—
Unlisted securities
Australian equity securities	9	43	6	31
Australian debt securities:
Mortgage backed securities	31	58	31	58
Other debt securities	377	—	—	—
Overseas public securities	288	174	40	9
Overseas debt securities	941	304	364	—
	2,501	944	606	153
Available-for-sale securities – at cost(1)
Unlisted securities	10	25	1	3
Total available-for-sale securities	2,511	969	607	156

(1)   Investments in certain unlisted equity instruments are measured at cost at 30 September 2007 because the fair value cannot be reliably measured. These investments represent minority interest in companies for which active markets do not exist and quoted prices are not available.

Other than securities issued by Australian Commonwealth or state governments, the Group held no trading and available-for-sale securities of a single issuer, the book value of which, in aggregate, exceeded 10% of total equity as at 30 September 2007 and 30 September 2006.

The movement in available-for-sale securities may be summarised as follows:

	Consolidated	Parent Entity
	$m	$m
At 1 October 2006 – available-for-sale securities	969	156
Additions	4,009	823
Disposals (sale and redemption)	(2,431)	(359)
Impairment charges	(4)	(4)
Exchange differences monetary assets	(26)	(5)
Gains/losses from changes in fair value	(6)	(4)
At 30 September 2007 – available-for-sale securities	2,511	607

A gain on sale of $20 million arising from the disposal of available-for-sale equity securities originally carried at cost of nil was recognised in the income statement during the year.

The following table shows the maturities of the Group’s available-for-sale debt securities and the weighted-average carrying yield for each range of available-for-sale securities as at 30 September 2007. There are no tax-exempt securities.

	Within		Over		Over		Over			Weighted
	1 Year		1 to 5 Years		5 to 10 Years		10 Years		Total	Average
	$m	%	$m	%	$m	%	$m	%	$m	%
2007 available-for-sale securities
Carrying amount at fair value
Australian debt/equity securities:
Mortgage backed securities	11	7.1	19	9.1	—	—	—	—	30	8.3
Other debt/equity securities	425	4.6	—	—	100	5.2	—	—	525	2.3
Overseas public securities	482	3.4	—	—	—	—	—	—	482	3.4
Overseas debt securities	4	5.0	717	8.3	753	8.7	—	—	1,474	8.5
Total by maturity at fair value	922		736		853		—		2,511
2006 available-for-sale securities
Carrying amount at fair value
Australian debt securities:
Mortgage backed securities	56	5.8	—	—	—	—	—	—	56	5.8
Other debt securities	82	3.9	217	5.1	—	—	—	—	299	4.8
Overseas public securities	191	3.4	—	—	1	—	—	—	192	3.4
Overseas debt securities	422	7.9	—	—	—	—	—	—	422	7.9
Total by maturity at fair value	751		217		1		—		969

Available-for-sale securities revalued to fair value resulted in a loss of $6 million being recognised directly in equity (refer to Note 26 Detail of changes in shareholders’ equity). As a result of the sale, derecognition or impairment of available-for-sale securities, gains of $20 million have been transferred from equity to the income statement.

The maturity profile is determined based upon contractual terms for available-for-sale debt instruments and estimated maturity for available-for-sale equity instruments.

Note 11. Loans

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Loans are classified based on the location of the lending office
Australia
Overdrafts	3,045	3,113	3,045	3,113
Credit card outstandings	7,310	6,755	7,310	6,755
Overnight and at call money market loans	280	248	280	248
Acceptance of finance	21,847	18,617	21,847	18,617
Term loans:
Housing	110,564	96,456	109,283	95,331
Housing - Line of credit	14,280	14,698	14,280	14,698
Non-housing	56,484	44,678	56,799	44,918
Finance leases	4,345	4,216	4,248	4,115
Margin Lending	4,939	3,621	5,013	3,685
Other	3,105	3,257	3,965	3,964
Total Australia	226,199	195,659	226,070	195,444
New Zealand
Overdrafts	1,200	1,179	286	1,179
Credit card outstandings	885	857	—	797
Overnight and at call money market loans	1,787	1,474	1,206	1,474
Term loans:
Housing	24,820	21,374	—	21,222
Non-housing	13,738	10,979	4,484	10,979
Other	897	782	531	652
Total New Zealand	43,327	36,645	6,507	36,303
Total Other Overseas	4,388	3,380	3,586	2,762
Total loans	273,914	235,684	236,163	234,509
Provisions on loans (refer to Note 12)	(1,369)	(1,200)	(1,187)	(1,189)
Total net loans	272,545	234,484	234,976	233,320
Securitised loans(1)	9,592	4,093	—	—

(1)   Securitised loans are included in total net loans above.

	Consolidated
	2007	2006	2005
	$m	$m	$m
Loans by type of customer
Australia
Government and other public authorities	415	278	190
Agriculture, forestry and fishing	3,775	2,954	2,394
Commercial and financial(1)	80,009	65,244	46,693
Real estate - construction	2,458	2,734	2,159
Real estate - mortgage	110,564	96,456	85,335
Instalment loans and other personal lending	24,633	23,777	22,428
	221,854	191,443	159,199
Lease financing	4,345	4,216	4,201
Total loans - Australia	226,199	195,659	163,400
Overseas
Government and other public authorities	535	387	446
Agriculture, forestry and fishing	4,037	3,449	2,908
Commercial and financial	14,522	11,567	10,770
Real estate - construction	427	445	457
Real estate - mortgage	25,522	22,013	19,967
Instalment loans and other personal lending	2,645	2,145	2,053
	47,688	40,006	36,601
Lease financing	27	19	14
Total Overseas	47,715	40,025	36,615
Total loans	273,914	235,684	200,015
Provisions on loans	(1,369)	(1,200)	(1,729)
Total net loans	272,545	234,484	198,286

(1)   Some lending in the commercial and financial sectors in Australia is for the purpose of the financing of construction of real estate and land development projects which cannot be separately identified from other lending to these borrowers, given their conglomerate structure and activities. In these circumstances, the loans have been included in the commercial and financial category.

		Over	Over
		1 Day to	3 Months	Over 1 to	Over
	Overdrafts	3 Months	to 1 Year	5 Years	5 Years	Total
	$m	$m	$m	$m	$m	$m
Maturity distribution of all loans by type of customer as at 30 September 2007(1)
By offices in Australia
Government and other public authorities	—	3	5	336	71	415
Agriculture, forestry and fishing	284	1,922	118	988	463	3,775
Commercial and financial	6,939	25,634	10,818	27,878	8,740	80,009
Real estate - construction	247	411	524	584	692	2,458
Real estate - mortgage	—	2,547	2,218	25,622	80,177	110,564
Instalment loans and other personal lending	667	7,352	78	1,407	15,129	24,633
Lease financing	—	85	313	3,640	307	4,345
Total Australia	8,137	37,954	14,074	60,455	105,579	226,199
Total Overseas	114	11,619	2,761	6,491	26,730	47,715
Total loans	8,251	49,573	16,835	66,946	132,309	273,914
Maturity distribution of all loans by type of customer as at 30 September 2006(1)
By offices in Australia
Government and other public authorities	1	3	5	46	223	278
Agriculture, forestry and fishing	340	1,269	108	437	800	2,954
Commercial and financial	5,989	21,097	7,442	22,217	8,499	65,244
Real estate - construction	257	1,221	147	670	439	2,734
Real estate - mortgage	—	1,727	1,962	18,991	73,776	96,456
Instalment loans and other personal lending	220	6,790	16	975	15,776	23,777
Lease financing	—	67	389	3,533	227	4,216
Total Australia	6,807	32,174	10,069	46,869	99,740	195,659
Total Overseas	201	9,497	1,761	5,688	22,878	40,025
Total loans	7,008	41,671	11,830	52,557	122,618	235,684

(1) The maturity analysis is based on contractual terms of loans.

	Consolidated
	2007			2006
	Loans at	Loans at		Loans at	Loans at
	Variable	Fixed		Variable	Fixed
	Interest	Interest		Interest	Interest
	Rates	Rates	Total	Rates	Rates	Total
	$m	$m	$m	$m	$m	$m
Interest rate segmentation of Group loans maturing after one year
By offices in Australia	138,078	27,956	166,034	123,612	22,997	146,609
By offices Overseas	6,855	26,366	33,221	5,594	22,972	28,566
Total loans maturing after one year	144,933	54,322	199,255	129,206	45,969	175,175

Loans include the following finance receivables:

	Consolidated		Parent
	2007	2006	2007	2006
	$m	$m	$m	$m
Gross investment in finance leases, receivable:
Due within one year	410	468	312	375
Due after one year but not later than five years	4,168	4,025	4,151	4,000
Due after five years	405	292	402	290
Unearned future finance income on finance leases	(611)	(550)	(593)	(535)
Net investment in finance leases	4,372	4,235	4,272	4,130
Accumulated allowance for uncollectible minimum lease payments	(4)	(21)	(4)	(21)
Net investment in finance leases after accumulated allowance	4,368	4,214	4,268	4,109
The net investment in finance leases may be analysed as follows:
Due within one year	399	457	312	374
Due after one year but not later than five years	3,655	3,550	3,645	3,530
Due after five years	318	228	315	226
Total net investment in finance leases	4,372	4,235	4,272	4,130

Note 12. Provisions for impairment charges

	Consolidated			Parent Entity
	2007	2006	2005	2007	2006
	$m	$m	$m	$m	$m
Collectively assessed provisions (2005 general provision)
Balance as at beginning of the year	1,194	1,530	1,487	1,183	1,521
Adjustment on transition to A-IFRS	—	(545)	—	—	(527)
Restated balance as at beginning of the year	1,194	985	1,487	1,183	994
New provisions raised	444	369	398	378	369
Write-offs	(302)	(227)	(307)	(422)	(227)
Discount unwind	115	92		115	92
Exchange rate adjustments	(41)	(25)	(48)	(19)	(45)
Balance as at end of the year(1)	1,410	1,194	1,530	1,235	1,183
Individually assessed provisions (2005 specific provision)
Balance as at beginning of the year	164	199	237	163	198
New individually assessed provisions (2005 Specific provisions)	130	144	170	105	144
Write-backs	(70)	(113)	(100)	(57)	(113)
Write-offs	(69)	(68)	(110)	(78)	(68)
Discount unwind	—	2		—	2
Exchange rate adjustments	(7)	—	2	(7)	—
Balance as at end of the year	148	164	199	126	163
Total provisions for impairment charges and credit commitments	1,558	1,358		1,361	1,346
Less provisions for credit commitments (refer to Note 22)	(189)	(158)		(174)	(157)
Total provisions on loans	1,369	1,200	1,729	1,187	1,189

(1)   In 2005 the total included a $179 million provision for off-balance sheet credit related commitments for the Group.

	Consolidated			Parent Entity
	2007	2006	2005	2007	2006
	$m	$m	$m	$m	$m
Reconciliation of impairment charges
New individually assessed provisions (2005 Specific provisions)	130	144	170	105	144
Write-backs	(70)	(113)	(100)	(57)	(113)
Recoveries	(22)	(25)	(86)	(22)	(25)
New collectively assessed provisions (2005 General provisions)	444	369	398	378	369
Impairment charges	482	375	382	404	375

	Consolidated
	2007		2006		2005
	$m	%	$m	%	$m	%
Individually assessed provision by type of customer
Australia
Agriculture, forestry and fishing	3	0.2	5	0.4	2	0.1
Commercial and financial	82	5.3	109	8.0	134	7.7
Real estate - construction	1	0.1	1	0.1	1	0.1
Real estate - mortgage	3	0.2	6	0.4	5	0.3
Instalment loans and personal lending	1	0.1	2	0.1	16	0.9
Total Australia	90	5.9	123	9.0	158	9.1
New Zealand
Agriculture, forestry and fishing	1	0.1	—	—	1	0.1
Commercial and financial	12	0.8	9	0.7	8	0.5
Real estate - mortgage	3	0.2	2	0.1	5	0.3
Instalment loans and other personal lending	6	0.4	3	0.2	4	0.2
Total New Zealand	22	1.5	14	1.0	18	1.1
Other overseas
Agriculture, forestry and fishing	—	—	—	—	—	—
Commercial and financial	36	2.3	21	1.5	22	1.2
Instalment loans and personal lending	—	—	6	0.4	1	0.1
Total other overseas	36	2.3	27	1.9	23	1.3
Total overseas	58	3.8	41	2.9	41	2.4
Total individually assessed provisions	148	9.7	164	11.9	199	11.5
Total collectively assessed provisions	1,410	90.3	1,194	88.1	1,530	88.5
Total provisions for impairment charges and credit commitments	1,558	100.0	1,358	100.0	1,729	100.0

The following tables show the movements in the balance of provisions for impairment charges, details of loans written-off and recoveries of loans written off by type of customer and geographic category for the past two years:

	Consolidated
	2007	2006
	$m	$m
Balance of provisions for impairment charges (Individually and collectively assessed) as at beginning of the year
Write-offs	(371)	(295)
Recoveries	22	25
Charge to income statement	482	375
Discount unwind	115	94
Exchange rate and other adjustments	(48)	(25)
Balance of provisions for impairment charges as at end of the year	1,558	1,358
Write-offs and recoveries
Write-offs
Australia
Agriculture, forestry and fishing	(5)	(7)
Commercial and financial(1)	(84)	(82)
Real estate - construction	(2)	(1)
Real estate - mortgage	(12)	(6)
Instalment loans and other personal lending	(252)	(192)
Total Australia	(355)	(288)
New Zealand
Commercial and financial(1)	(3)	(4)
Instalment loans and other personal lending	(3)	(2)
Total New Zealand	(6)	(6)
Total Other Overseas	(10)	(1)
Total write-offs	(371)	(295)
Recoveries
Australia
Agriculture, forestry and fishing	—	—
Commercial and financial(1)	6	10
Instalment loans and other personal lending	16	11
Australia	22	21
New Zealand	—	3
Other Overseas	—	1
Total recoveries	22	25
Net write-offs and recoveries	(349)	(270)

(1)   Lease finance write-offs and recoveries, which are not significant, are included in the ‘commercial and financial’ category.

Note 13. Non-performing loans

The table below details the Group’s investment in non-performing loans:

	Consolidated
	2007	2006	2005
	$m	$m	$m
Australia
Non-accrual assets(1):
Gross	251	284	287
Impairment provisions	(95)	(121)	(151)
Net	156	163	136
Restructured loans:
Gross	1	21	24
Impairment provisions	—	(10)	(7)
Net	1	11	17
Overdrafts and revolving credit greater than 90 days:
Gross	98	78	61
Impairment provisions	(98)	(74)	(3)
Net	—	4	58
Net Australian non-performing loans	157	178	211
New Zealand
Non-accrual assets(1):
Gross	99	58	73
Impairment provisions	(25)	(16)	(18)
Net	74	42	55
Restructured loans:
Gross	2	—	—
Impairment provisions	—	—	—
Net	2	—	—
Overdrafts and revolving credit greater than 90 days:
Gross	13	9	11
Impairment provisions	(7)	(5)	—
Net	6	4	11
Net New Zealand non-performing loans	82	46	66
Other Overseas
Non-accrual assets(1):
Gross	73	69	61
Impairment provisions	(39)	(30)	(20)
Net	34	39	41
Restructured loans:
Gross	1	1	44
Impairment provisions	—	—	(3)
Net	1	1	41
Overdrafts and revolving credit greater than 90 days:
Gross	2	1	—
Impairment provisions	(2)	(1)	—
Net	—	—	—
Net other Overseas non-performing loans	35	40	82
Total net non-performing loans	274	264	359
Accruing items past due 90 days (with adequate security)
Australia	491	457	240
New Zealand	42	30	34
Other Overseas	29	9	7
Total	562	496	281
Interest received for the year on the above non-accrual and restructured assets was:
Australia	—	—	6
New Zealand	4	3	3
Other Overseas	—	1	4
Total	4	4	13
Interest forgone for the year on the above non-accrual and restructured assets was estimated at:
Australia	15	9	14
New Zealand	2	2	1
Other Overseas	2	3	3
Total	19	14	18

(1)   Loans with individually assessed impairment provisions held against them, excluding restructured loans. The loans are classed as non-accrual for US GAAP purposes. Under A-IFRS, interest income is recognised at the effective interest rate on the net balance.

Note 14. Goodwill and other intangible assets

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	2,403	2,436	1,201	1,217
Disposals	—	(15)	(417)	—
Exchange rate and other adjustments	(5)	(18)	—	(16)
Balance as at end of the year	2,398	2,403	784	1,201
Computer software
Balance as at beginning of the year	480	447	470	444
Additions	251	220	204	212
Disposals	—	(10)	(113)	(10)
Impairment	(10)	(12)	(10)	(12)
Amortisation	(177)	(163)	(143)	(162)
Exchange rate adjustments	(2)	(2)	(3)	(2)
Other(1)	(15)	—	(12)	—
Balance as at end of the year	527	480	393	470
Cost	1,481	1,257	1,134	1,237
Accumulated amortisation	(954)	(777)	(741)	(767)
Carrying amount	527	480	393	470
Other intangible assets
Balance as at beginning of the year	69	74	30	—
Additions	—	—	—	37
Amortisation	(5)	(5)	(13)	(7)
Balance as at end of the year	64	69	17	30
Cost	141	141	37	37
Accumulated amortisation	(77)	(72)	(20)	(7)
Carrying amount	64	69	17	30
Total goodwill and other intangible assets	2,989	2,952	1,194	1,701

(1)   During the current financial year capitalised computer software costs that are integral to associated hardware have been reclassified to property, plant and equipment as this better reflects the nature of the item.

Goodwill has been allocated to the following cash-generating units:

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Business Financial Services	213	213	213	213
Consumer Financial Services	392	392	391	391
BT Financial Group Australia	1,217	1,217	180	180
New Zealand Retail Banking	430	435	—	417
BT New Zealand	30	30	—	—
Hastings	54	54	—	—
Westpac Institutional Bank	56	56	—	—
Bank of Tonga	6	6	—	—
Total goodwill	2,398	2,403	784	1,201

There has been no impairment of goodwill during the year (2006 no impairment). In 2007, Business Consumer Banking was split into Business Financial Services and Consumer Financial Services and comparative information has been restated to reflect this change.

The recoverable amount of each CGU is determined using value in use calculations based on the future cash flow projections discounted at the Group’s after tax return on equity rate of 10.5% adjusted to a pre-tax rate (2006 10.5%).

All future cash flows are based on approved three year strategic plans. While the strategic business plan assumes certain economic conditions, the forecast is not reliant on one particular assumption. The business forecasts applied by management are considered appropriate as they are based on past experience and are consistent with observable current market information.

The growth rates after 2010 are assumed to be zero for all CGUs for goodwill impairment testing purposes.

Note 15. Property, plant and equipment

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Premises and sites
Cost	116	121	56	50
Accumulated depreciation	(35)	(42)	(6)	(5)
Net carrying amount	81	79	50	45
Leasehold improvements
Cost	366	327	242	201
Accumulated amortisation	(243)	(223)	(158)	(140)
Net carrying amount	123	104	84	61
Furniture and equipment
Cost	539	515	422	404
Accumulated depreciation	(390)	(365)	(296)	(279)
Net carrying amount	149	150	126	125
Technology
Cost	592	579	437	517
Accumulated depreciation	(456)	(446)	(332)	(396)
Net carrying amount	136	133	105	121
Total property, plant and equipment	489	466	365	352

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Premises and sites
Balance as at beginning of the year	79	83	45	52
Additions	7	8	7	3
Disposals	(2)	(10)	(1)	(10)
Depreciation	(2)	(2)	—	—
Exchange rate adjustments	(1)	—	(1)	—
Balance as at end of the year	81	79	50	45
Leasehold improvements(1)
Balance as at beginning of the year	104	96	61	49
Additions	53	35	45	26
Disposals	(1)	(2)	—	(1)
Amortisation	(32)	(23)	(22)	(13)
Exchange rate adjustments	(1)	(2)	—	—
Balance as at end of the year	123	104	84	61
Furniture and equipment(1)
Balance as at beginning of the year	150	87	125	61
Additions	38	105	31	96
Disposals	(1)	(3)	—	(1)
Depreciation	(38)	(38)	(30)	(30)
Exchange rate adjustments	—	(1)	—	(1)
Balance as at end of the year	149	150	126	125
Technology
Balance as at beginning of the year	133	113	121	97
Additions	49	77	38	73
Disposals	(1)	(4)	(19)	(3)
Depreciation	(59)	(50)	(46)	(44)
Exchange rate adjustments	(1)	(3)	(1)	(2)
Other(2)	15	—	12	—
Balance as at end of the year	136	133	105	121

(1)   A balance of $61 million relating to the furniture and equipment fit out of Westpac Place has been reclassified from leasehold improvements to furniture and equipment as this better reflects the nature of these items.

(2)   During the current financial year capitalised computer software costs that are integral to associated hardware have been reclassified to property, plant and equipment as this better reflects the nature of the item.

Property, plant and equipment under construction

There are no items of property, plant and equipment that are currently under construction.

Note 16. Deferred tax assets

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
The balance comprises temporary differences attributable to:
Amounts recognised in profit or loss
Provision for impairment charge on loans	406	389	344	388
Provision for employee benefits	302	193	258	173
Treasury/financial market products	1,568	83	1,582	80
Property, plant and equipment	56	58	35	35
Loans - carrying amount adjustments	57	54	57	53
Provision for non-lending losses	8	11	6	8
Provision for credit commitments	44	35	44	35
Provision for restructuring	1	2	1	2
Provision for lease liabilities	8	2	8	2
Other provisions	37	38	32	35
Other liabilities	276	221	260	206
Life insurance policy liabilities	13	17	—	—
Tax losses(1)	2	28	2	23
Change in tax rate (refer to Note 5)	(5)	—	—	—
	2,773	1,131	2,629	1,040
Amounts recognised directly in equity
Cash flow hedges	—	1	—	1
Available-for-sale securities	1	—	—	—
Other equity	—	—	5	6
Minority interest	5	6	—	—
	6	7	5	7
Set-off of deferred tax liabilities pursuant to set-off provisions(2)	(2,263)	(485)	(2,066)	(364)
Net deferred tax assets	516	653	568	683

Deferred tax assets to be recovered within 12 months	91	219	95	196
Deferred tax assets to be recovered after more than 12 months	425	434	473	487
Movement
Opening balance as at beginning of the year	653	820	683	939
A-IFRS transition adjustment	—	(78)	—	(78)
Restated balance as at beginning of the year	653	742	683	861
Credited to the income statement	2,119	389	1,945	179
Credited to equity	7	7	6	7
Set-off of deferred tax liabilities pursuant to set-off provisions(2)	(2,263)	(485)	(2,066)	(364)
Closing balance as at end of the year	516	653	568	683

(1)   The deferred tax asset attributed to tax loss does not exceed amounts arising from the reversal of existing assessable temporary differences.

(2)   Deferred tax assets and liabilities are set-off where they relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities within the same taxable group.

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Deductible temporary differences - other	53	62	53	62
Tax losses on revenue account	233	132	231	132
Tax losses on capital account	88	308	88	308

Deferred tax liabilities relating to aggregate temporary differences of $5 million (2006 $40 million) associated with investments in subsidiaries have not been recognised because the parent entity controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

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

Note 17. Other assets

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Accrued interest receivable	926	752	717	668
Assets held for sale / inventories	289	104	—	—
Securities sold not delivered	459	503	459	503
Deferred expenditure (after accumulated amortisation of $125 million (2006 $138 million))	36	29	21	25
Deferred acquisition costs (after accumulated amortisation of $125 million (2006 $99 million))	136	120	28	19
Trade debtors	378	390	75	140
Prepayments	65	57	49	53
Accrued fees and commissions	183	149	99	120
Other	166	708	287	759
Total other assets	2,638	2,812	1,735	2,287

Note 18. Due to other financial institutions

Amounts due to other financial institutions based on location and nature are outlined below:

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Australia
Interest bearing	2,516	1,924	2,516	1,924
Non-interest bearing	1,270	1,351	1,250	1,351
Total Australia	3,786	3,275	3,766	3,275
Overseas
Interest bearing	5,025	8,368	3,668	2,618
Non-interest bearing	322	408	322	408
Total Overseas	5,347	8,776	3,990	3,026
Total due to other financial institutions	9,133	12,051	7,756	6,301

Note 19. Deposits

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Australia
Deposits at fair value
Certificates of deposit	37,526	27,917	37,526	27,917
Total deposits at fair value	37,526	27,917	37,526	27,917
Deposits at amortised cost
Non-interest bearing, repayable at call	3,494	3,641	3,494	3,641
Certificates of deposit	44	712	44	712
Other interest bearing:
At call	84,038	72,590	83,584	72,088
Term	25,995	23,704	25,995	23,764
Total deposits at amortised cost	113,571	100,647	113,117	100,205
Total Australia	151,097	128,564	150,643	128,122
New Zealand
Deposits at fair value
Certificates of deposit	3,045	3,601	17	3,601
Total deposits at fair value	3,045	3,601	17	3,601
Deposits at amortised cost
Non-interest bearing, repayable at call	1,952	1,923	118	1,923
Other interest bearing:
At call	11,226	9,810	2,393	9,810
Term	12,533	11,193	1,031	11,193
Total deposits at amortised cost	25,711	22,926	3,542	22,926
Total New Zealand	28,756	26,527	3,559	26,527
Other overseas
Deposits at fair value
Certificates of deposit	8,032	1,768	8,032	1,768
Total deposits at fair value	8,032	1,768	8,032	1,768
Deposits at amortised cost
Non-interest bearing, repayable at call	334	288	182	165
Certificates of deposit	972	594	973	594
Other interest bearing:
At call	760	628	542	428
Term	9,271	9,372	9,033	9,177
Total deposits at amortised cost	11,337	10,882	10,730	10,364
Total other overseas	19,369	12,650	18,762	12,132
Total deposits at fair value	48,603	33,286	45,575	33,286
Total deposits at amortised cost	150,619	134,455	127,389	133,495

The following table shows average balances and average rates in each of the past three years for major categories of deposits:

	Consolidated
	2007		2006		2005
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
	$m	%	$m	%	$m	%
Average balances and interest rates in each of the past three years for major categories of deposits were:
Australia
Non-interest bearing	3,626	—	3,538	—	3,650	—
Certificates of deposit	31,782	6.3	28,682	5.6	26,649	5.4
Other interest bearing at call	77,660	4.6	67,625	4.1	56,919	3.8
Other interest bearing term	24,549	6.1	22,757	6.4	23,863	5.3
Total Australia	137,617		122,916		111,081
Overseas
Non-interest bearing	2,152	—	2,108	—	2,110	—
Certificates of deposit	8,139	6.3	4,976	6.5	5,728	5.2
Other interest bearing at call	11,721	5.6	9,814	5.4	8,445	4.1
Other interest bearing term	21,309	6.0	19,071	5.7	19,340	5.4
Total Overseas	43,321		35,969		35,623

Certificates of deposit

Maturity profile of certificates of deposit greater than US$100,000 issued in Australia.

	Consolidated
		Between 3	Between
	Less Than	and 6	6 Months	Over
	3 Months	Months	and 1 Year	1 Year	Total
	$m	$m	$m	$m	$m
2007
Certificates of Deposit greater than US$100,000	23,961	11,581	1,934	94	37,570
2006
Certificates of Deposit greater than US$100,000	18,256	7,469	2,687	217	28,629
2005
Certificates of Deposit greater than US$100,000	16,760	5,876	1,091	700	24,427

Note 20. Trading liabilities and other financial liabilities designated at fair value

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Securities sold under agreements to repurchase	6,312	1,296	6,312	1,296
Securities sold short	1,323	1,533	1,402	1,533
Total trading liabilities	7,635	2,829	7,714	2,829
Financial liabilities designated at fair value	588	64	524	—
Total trading liabilities and other financial liabilities at fair value	8,223	2,893	8,238	2,829

Financial liabilities designated at fair value have been restated as at 30 September 2006 to reflect a reclassification of commercial paper issues for one of our special purpose vehicles. The issues have now been classified to debt issues and loan capital (refer to Note 24). For the year ended 30 September 2006 financial liabilities designated at fair value have been restated from $4,668 million to $64 million.

Included within net trading income are gains of $10 million (2006 $2 million loss) relating to those financial liabilities that were designated as fair value through profit and loss on initial recognition. These movements were attributable to changes in interest rates.

The difference between the carrying amount of financial liabilities that were designated at fair value through profit and loss on initial recognition and the amount that the Group would be contractually required to pay at maturity to the holder of the obligation is $8 million (2006 $2 million).

Note 21. Deferred tax liabilities

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
The balance comprises temporary differences attributable to:
Amounts recognised in profit or loss
Treasury/financial market products	1,890	156	1,848	147
Finance lease transactions	5	5	(6)	(7)
Property, plant and equipment	—	(2)	—	(1)
Intangible assets	19	21	—	—
Life insurance assets	133	122	—	—
Loans - carrying amount adjustments	104	74	104	74
Other assets	70	102	102	144
	2,221	478	2,048	357
Amounts recognised directly in equity
Cash flow hedges	43	7	18	7
Change in tax rate (refer to Note 5)	(1)	—	—	—
	42	7	18	7
Set-off of deferred tax liabilities pursuant to set-off provisions(1)	(2,263)	(485)	(2,066)	(364)
Net deferred tax liabililities	—	—	—	—

Deferred tax liabilities to be settled within 12 months	—	—	—	—
Deferred tax liabilities to be settled after more than 12 months	—	—	—	—
Movements
Opening balance as at beginning of the year	—	20	—	136
A-IFRS adjustment	—	26	—	13
Opening balance as at beginning of the year	—	46	—	149
Charged to the income statement	2,220	432	2,047	208
Charged to equity	43	7	19	7
Set-off of deferred tax liabilities pursuant to set-off provisions(1)	(2,263)	(485)	(2,066)	(364)
Closing balance as at end of the year	—	—	—	—

(1)   Deferred tax assets and liabilities are set-off where they relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities within the same taxable group.

Note 22. Provisions

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Long service leave	221	198	198	184
Annual leave and other employee benefits	522	453	414	378
Non-lending losses	37	45	22	25
Provision for impairment on credit commitments/credit litigation	189	158	174	157
Leasehold premises	7	6	7	6
Restructuring provisions	4	8	4	8
Total provisions	980	868	819	758

Non-lending losses

Provision is made for non-lending losses including frauds, litigation costs and the correction of operational issues. The majority of these matters are expected to be settled within 12 months of 30 September 2007.

Provision for impairment on credit commitments/credit litigation

Provision is made for incurred losses as a result of the commitment to extend credit.

Leasehold premises

Provision is made for unavoidable costs in relation to make good costs and premises sub let at lower rates of rent than payable under the head lease. These amounts will be settled as the leases expire over the next four years.

Restructuring provisions

Provisions are recognised for restructuring activities when a detailed financial plan has been developed and a valid expectation that the plan will be carried out is held by those affected by it. Restructuring provisions are expected to be used within 12 months of 30 September 2007.

				Provision
		Annual Leave		for Credit
	Long	and Other	Non-	Commitments/
	Service	Employee	Lending	Credit	Leasehold	Restructuring
	Leave	Benefits	Losses	Litigation	Premises	Provisions	Total
	$m	$m	$m	$m	$m	$m	$m
Consolidated
Balance as at beginning of the year	198	453	45	158	6	8	868
Additions	38	424	25	19	3	3	512
Utilised	(15)	(345)	(10)	—	(2)	(1)	(373)
Unutilised reversed	—	(8)	(23)	—	—	(6)	(37)
Exchange differences	—	(2)	—	—	—	—	(2)
Increase on unwinding of discount	—	—	—	12	—	—	12
Balance as at end of the year	221	522	37	189	7	4	980
Parent entity
Balance as at beginning of the year	184	378	25	157	6	8	758
Additions	27	319	21	19	3	3	392
Utilised	(13)	(278)	(8)	—	(2)	(1)	(302)
Unutilised reversed	—	(3)	(16)	(14)	—	(6)	(39)
Exchange differences	—	(2)	—	—	—	—	(2)
Increase on unwinding of discount	—	—	—	12	—	—	12
Balance as at end of the year	198	414	22	174	7	4	819

Note 23. Other liabilities

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Unearned general insurance premiums	240	202	—	—
Outstanding general insurance claims	114	100	—	—
Retirement benefit deficit	274	199	253	199
Accrued interest payable	1,480	1,211	987	938
Credit card loyalty program(1)	205	188	—	—
Securities purchased not delivered	325	388	326	385
Trade creditors and other accrued expenses	521	483	251	346
Other	1,626	2,000	1,332	1,768
Total other liabilities	4,785	4,771	3,149	3,636

(1)   Credit card loyalty program relates to the Altitude rewards program launched by Westpac on 25 November 2001. Westpac has established a trust to hold the liability in respect of the program.

Note 24. Debt issues and loan capital

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Debt issues
Short term debt	48,028	42,098	33,996	32,233
Long term debt	39,098	23,982	29,554	20,802
Total debt issues	87,126	66,080	63,550	53,035
Short term debt
USD commercial paper	25,427	25,969	17,999	17,311
EUR euro commercial paper	3,014	3,147	2,468	3,147
AUD euro commercial paper	491	821	491	821
USD euro commercial paper	5,646	2,874	4,860	2,488
GBP euro commercial paper	1,701	2,402	1,283	2,402
NZD euro commercial paper	516	488	486	310
HKD euro commercial paper	316	537	267	537
JPY euro commercial paper	793	40	352	40
CHF euro commercial paper	156	336	156	336
SGD euro commercial paper	12	—	12	—
AUD other commercial paper	9,956	5,484	5,622	4,841
Total short term debt	48,028	42,098	33,996	32,233

Debt issues have been restated as at 30 September 2006 to reflect a reclassification of commercial paper issues for one of our special purpose vehicles. This was previously disclosed as part of trading liabilities and other financial liabilities designated at fair value (refer to Note 20).

Long term debt

Notes and bonds

The following table sets out the maturity analysis of long term bonds and notes:

Issue			Consolidated		Parent Entity
Currency	Issue Range (millions)	Interest Rate	2007	2006	2007	2006
			$m	$m	$m	$m
Due from 1 October 2006 to 30 September 2007
Offshore medium term notes
AUD	300	Fixed rate 5.85%	—	299	—	299
USD	10 - 30	Fixed rate from 0.01 - 3.87%	—	110	—	110
USD	5 - 1,500	Floating rate note	—	2,038	—	2,038
USD	5 - 30	Structured	—	154	—	154
HKD	50 - 400	Fixed rate from 1.00 - 5.33%	—	512	—	512
HKD	40 - 200	Structured	—	187	—	187
HKD	40 - 540	Floating rate note	—	100	—	100
GBP	50 - 150	Fixed rate 4.88%	—	500	—	500
GBP	32	Floating rate note	—	80	—	80
EUR	200 - 300	Floating rate note	—	1,359	—	848
SGD	10 - 100	Fixed rate from 1.86% - 3.31%	—	93	—	93
JPY	19,400	Fixed rate 0.23%	—	220	—	220
NZD	100 - 500	Fixed rate from 5.88 - 7.18%	—	783	—	259
			—	6,435	—	5,400
Domestic medium term notes
NZD	50	Floating rate note		44		—
			—	6,479	—	5,400
Due from 1 October 2007 to 30 September 2008
Offshore medium term notes
AUD	30 - 225	Floating rate note	430	398	430	398
AUD	75 - 525	Fixed rate from 5.75 - 6.34%	627	598	627	598
USD	10 - 50	Structured	11	53	11	53
USD	5 - 1,200	Floating rate note	3,136	758	3,079	692
USD	7 - 50	Fixed rate from 3.25 - 5.17%	241	268	241	268
HKD	50 - 500	Fixed rate from 2.13 - 4.67%	299	153	299	153
HKD	300 - 450	Floating rate note	110	129	110	129
HKD	120 - 200	Structured	17	34	17	34
GBP	250	Floating rate note	572	626	572	626
EUR	35 - 500	Fixed rate from 2.58 - 2.88%	925	974	925	974
EUR	100 - 500	Floating rate note	1,766	170	1,766	170
JPY	25,000	Fixed rate from 0.58 - 0.60%	246	283	246	283
SGD	3 - 160	Fixed rate from 0.00 - 3.46%	350	3	350	3
SGD	5	Structured	4	4	4	4
NZD	50 - 125	Fixed rate from 6.00 - 7.41%	304	200	197	200
NZD	7 - 160	Floating rate note	270	—	—	—
			9,308	4,651	8,874	4,585
Domestic medium term notes
AUD	8 - 56	Floating rate note	56	56	—	—
NZD	7.5 - 158	Floating rate note	—	276	—	—
NZD	125	Fixed rate from 6.19 - 6.34%	—	109	—	—
			9,364	5,092	8,874	4,585

‘Structured’ refers to EMTNs that cannot be categorised as simply fixed or floating. Examples include transactions where rates may change from fixed to floating during the transaction.

Issue			Consolidated		Parent Entity
Currency	Issue Range (millions)	Interest Rate	2007	2006	2007	2006
			$m	$m	$m	$m
Due from 1 October 2008 to 30 September 2009
Offshore medium term notes
AUD	30 - 130	Fixed rate from 5.17 - 6.40%	204	204	204	204
USD	5 - 10	Structured	23	14	23	14
USD	5 - 750	Floating rate note	898	33	898	33
USD	400	Fixed rate 5.34%	452	—	—	—
HKD	50 - 300	Fixed rate from 2.78 - 5.35%	349	283	349	283
HKD	540	Floating rate note	79	—	79	—
GBP	50 - 200	Floating rate note	1,308	1,126	1,308	1,126
GBP	50 - 170	Fixed rate 6.01%	503	—	—	—
JPY	12,500	Fixed rate 0.05%	120	—	120	—
JPY	3,000	Floating rate note	29	—	29	—
JPY	3,000	Structured	—	34	—	34
EUR	5 - 750	Floating rate note	1,212	1,272	1,212	1,272
EUR	20 - 70	Fixed rate from 3.13 - 4.19%	151	33	151	33
SGD	25	Fixed rate 3.12%	19	21	19	21
CHF	50 - 200	Fixed rate from 1.63 - 3.12%	238	209	238	209
CAD	300	Floating rate note	340	360	340	360
NZD	50	Fixed rate 9.08%	43	—	—	—
			5,968	3,589	4,970	3,589
Domestic medium term notes
AUD	12 - 80	Floating rate note	85	80	(3)	—
			6,053	3,669	4,967	3,589

Due from 1 October 2009 to 30 September 2010
Offshore medium term notes
AUD	150 - 600	Floating rate note	750	—	750	—
AUD	400	Fixed rate 5.75%	394	—	394	—
USD	5 - 30	Fixed rate from 3.74 - 5.80%	267	238	267	238
USD	5 - 54	Floating rate note	130	153	130	153
USD	10 - 50	Structured	137	—	137	—
EUR	50 - 800	Floating rate note	1,364	85	1,364	85
EUR	10	Fixed rate 3.84%	16	—	16	—
HKD	50 - 400	Fixed rate from 3.38 - 8.04%	263	289	263	289
HKD	50 - 200	Structured	58	15	58	15
HKD	80 - 600	Floating rate note	99	—	99	—
SGD	20	Structured	15	—	15	—
SGD	25 - 67	Floating rate note	101	113	101	113
JPY	2,000 - 19,400	Fixed rate from 1.11 - 2.55%	345	104	345	104
JPY	700	Floating rate note	7	—	7	—
JPY	700 - 2,000	Structured	—	8	—	8
CAD	30	Floating rate note	34	—	34	—
CHF	80	Fixed rate 2.83%	77	—	77	—
NZD	100 - 600	Fixed rate from 7.75 - 8.80%	750	—	—	—
			4,807	1,005	4,057	1,005
Domestic medium term notes
AUD	50 - 400	Fixed rate from 5.75 - 7.25%	404	398	404	398
AUD	30 - 600	Floating rate note	394	746	364	746
			5,605	2,149	4,825	2,149

Issue			Consolidated		Parent Entity
Currency	Issue Range (millions)	Interest Rate	2007	2006	2007	2006
			$m	$m	$m	$m
Due from 1 October 2010 to 30 September 2011
Offshore medium term notes
AUD	100	Floating rate note	100	100	100	100
USD	5	Floating rate note	6	7	6	7
USD	20	Fixed rate 5.00%	23	27	23	27
USD	8 - 10	Structured	20	—	20	—
EUR	1,000	Floating rate note	1,602	1,694	1,602	1,694
GBP	200	Fixed rate 4.88%	443	494	443	494
HKD	100 - 600	Fixed rate from 4.19% - 6.65%	156	134	156	134
HKD	800	Floating rate note	117	137	117	137
NZD	150	Floating rate note	129	131	129	131
			2,596	2,724	2,596	2,724
Domestic medium term notes
AUD	400	Fixed rate 6.25%	397	—	397	—
AUD	5 - 1,700	Floating rate note	1,305	1,643	1,292	1,643
			4,298	4,367	4,285	4,367
Due from 1 October 2011 to 30 September 2012
Offshore medium term notes
CHF	50	Fixed rate 2.44%	47	53	47	53
EUR	500 - 1,500	Fixed rate from 4.25% - 4.88%	3,170	—	3,170	—
USD	5 - 70	Structured	123	—	123	—
USD	100 - 200	Floating rate note	340	—	340	—
HKD	46 - 1,000	Fixed rate from 0.01% - 6.65%	227	280	227	280
HKD	80 - 300	Structured	202	—	202	—
NZD	110 - 200	Fixed rate 7.24%	266	—	—	—
AUD	15 - 400	BBSW+Margin	7	—	—	—
JPY	1500 - 10000	Structured	15	71	15	71
			4,397	404	4,124	404

Domestic medium term notes
AUD	275	Floating rate note	273	—	273	—
AUD	25 - 175	Fixed rate 7.25%	224	—	224	—

Non-domestic bonds issued
AUD	1,000	BBSW+Margin	1,000	—	1,000	—
			5,894	404	5,621	404
Due from 1 October 2012
Offshore medium term notes
USD	10 - 20	Structured	57	—	57	—
USD	11 - 100	Fixed rate from 0.00% - 5.15%	328	39	329	39
USD	1,000 - 3,850	LIBOR+Margin	4,465	1,054	—	—
EUR	10	Structured	16	—	16	—
EUR	600	EURIBOR+Margin	844	—	—	—
GBP	20	Structured	45	—	45	—
HKD	46 - 1,000	Fixed rate from 0.00% - 6.65%	201	217	201	217
HKD	90 - 150	Structured	34	—	34	—
JPY	1,500 - 10,000	Structured	19	52	19	52
JPY	2,000 - 10,000	Fixed rate from 1.66% - 2.83%	281	—	281	—
			6,290	1,362	982	308

Domestic medium term notes
AUD	15 - 1370	BBSW+Margin	1,532	400	—	—
AUD	15 - 400	CPI+Margin	62	60	—	—
			7,884	1,822	982	308

Total long term debt			39,098	23,982	29,554	20,802

	Consolidated
(in $millions unless otherwise stated)	2007	2006	2005
Short term borrowings
US commercial paper
Maximum amount outstanding at any month end	32,961	30,481	20,150
Approximate average amount outstanding	28,814	27,407	18,189
Approximate weighted average interest rate on:
Average amount outstanding	5.5%	4.3%	2.7%
Outstanding as at end of the year	5.5%	5.4%	4.0%
Euro commercial paper
Maximum amount outstanding at any month end	13,515	10,686	6,750
Approximate average amount outstanding	11,590	6,898	5,515
Approximate weighted average interest rate on:
Average amount outstanding	4.7%	4.3%	3.4%
Outstanding as at end of the year	5.5%	4.5%	4.7%
Other commercial paper
Maximum amount outstanding at any month end	9,977	6,717
Approximate average amount outstanding	6,191	5,799
Approximate weighted average interest rate on:
Average amount outstanding	6.5%	5.8%
Outstanding as at end of the year	7.0%	6.1%

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Loan capital
Subordinated bonds, notes and debentures
SGD 100 Million subordinated bonds due 2010(1)	80	88	80	88
AUD 500 Million subordinated bonds due 2013(2)	500	502	500	502
USD 350 Million subordinated bonds due 2013(3)	397	468	397	468
AUD 600 Million subordinated bonds due 2015(4)	599	599	599	599
AUD 625 Million subordinated bonds due 2015(5)	624	624	624	624
EUR 350 Million subordinated bonds due 2015(6)	561	592	561	592
USD 75 Million subordinated bonds due 2015(7)	83	98	83	98
USD 150 Million subordinated bonds due 2015(8)	170	201	170	201
USD 350 Million subordinated bonds due 2018(9)	362	431	362	431
GBP 200 Million subordinated bonds due 2018(10)	445	504	445	504
USD 300 Million subordinated bonds due 2016(11)	340	—	340	—
AUD 1000 Million subordinated bonds due 2017(12)	997	—	997	—
AUD 600 Million subordinated bonds due 2017(13)	600	—	600	—
USD 250 Million subordinated bonds due 2017(14)	284	—	284	—
Convertible debentures issued on 19 December 2002 NZ$731,156,944(15)	—	—	666	664
Convertible debentures issued on 5 April 2004 US$525,000,000(15)	—	—	567	665
Total subordinated bonds, notes and debentures	6,042	4,107	7,275	5,436

(1)   These bonds pay a fixed rate coupon of 5.25%.

(2)   $320 million of these bonds pay a fixed rate coupon of 6.75% and the remaining $180 million pays a floating rate coupon. These bonds can be redeemed on 18 December 2008 or any quarterly interest payment date thereafter.

(3)   These bonds pay a floating rate coupon. These bonds can be redeemed on 12 March 2008, or any quarterly interest payment date thereafter.

(4)   $250 million of these bonds pay a fixed rate coupon of 6% and the remaining $350 million pays floating rate coupon. These bonds can be redeemed on 4 February 2010, or any quarterly interest payment date thereafter. If the notes are not called on 4 February 2010, they will continue until maturity on a floating rate.

(5)   $250 million of these bonds pay a fixed rate coupon of 6% and the remaining $375 million pays floating rate coupon. These bonds can be redeemed on 16 November 2010, or any interest payment date thereafter. If the notes are not called on 16 November 2010, they will continue until maturity on a floating rate.

(6)   These bonds pay a floating rate coupon. They can be redeemed on 25 November 2010, or any quarterly interest payment date thereafter.

(7)   These bonds pay a fixed rate coupon of 5%.

(8)   These bonds pay a floating rate coupon. They can be redeemed on 17 February 2010, or any quarterly interest payment date thereafter.

(9)   These bonds pay a fixed rate coupon of 4.625%.

(10) These bonds pay a coupon of 5.875% until 29 April 2013. From 29 April 2013 until maturity the bonds pay a floating rate coupon. These bonds can be redeemed on 29 April 2013, or any quarterly interest payment date thereafter.

(11) These bonds pay a floating rate coupon. They can be redeemed on 20 October 2011 or any quarterly interest payment due thereafter.

(12) $250 million of these bonds pay a fixed rate coupon of 6.50% and the remaining $750 million pays floating rate coupon. These bonds can be redeemed on 25 May 2012, or any quarterly interest payment date thereafter. If the notes are not called on 25 May 2012, they will continue until maturity on a floating rate.

(13) $150 million of these bonds pay a fixed rate coupon of 6.75% and the remaining $450 million pays floating rate coupon. These bonds can be redeemed on 25 May 2012, or any quarterly interest payment date thereafter. If the notes are not called on 25 May 2012, they will continue until maturity on a floating rate.

(14) These bonds pay a floating rate coupon. They can be redeemed on 27 July 2012, or any quarterly interest payment date thereafter.

(15) Refer to Note 24 for a description of the terms of the convertible debentures.

Premiums and discounts, and fees and commissions paid on each issue have been deferred and are being amortised to interest expense over the life of the respective bonds or notes. Net unamortised expenses at 30 September 2007 amounted to $92 million (2006 $53 million).

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Subordinated perpetual notes
USD 390.2 million (2006 USD 390.2 million) subordinated perpetual floating rate notes	429	521	429	521

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

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Trust preferred securities
6,671,140 FIRsTS of A$100 each (net of issue costs of A$12 million)	666	664	—	—
525,000 2004 TPS of US$1,000 each (net of issue costs of A$18 million)	567	665	—	—
	1,233	1,329	—	—

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

Westpac debt programs and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2007:

Program/Issuing Shelf	Outstanding	Issuer(s)	Program/Issuing Shelf Type
Australia
No limit	AUD 116 million	WBC	Debt Issuance Programme
No limit	AUD 9,550 million	WBC	Debt Issuance Programme(1)
Euro Market
USD 2.5 billion	USD 884 million	WBC	Euro Transferable Certificate of Deposit Programme
USD 15 billion	USD 11,131 million	WBC/WSNZL(2)	Euro Commercial Paper Programme
USD 25 billion	USD 18,983 million(3)	WBC/WTSNZL(4)	Programme for the Issuance of Debt Instruments
USD 5 billion	USD 1,253 million(3)	WSNZL(5)	Programme for the Issuance of Debt Instruments
Japan
JPY 100 billion	Nil	WBC	Samurai shelf
JPY 300 billion	JPY 30,471 million	WBC	Uridashi shelf(6)
United States
USD 20 billion	USD 15,963 million	WBC	Section 4(2) US Commercial Paper Program
USD 7.5 billion	Nil	WTSNZL(4)	Section 4(2) US Commercial Paper Program
USD 7.5 billion	USD 5,203 million	WSNZL(5)	Section 4(2) US Commercial Paper Program
USD 10 billion	USD 3,150 million	WBC	US MTN Program(7)
USD 5 billion	USD 3,750 million	WBC	Medium Term Deposit Notes
USD 1 billion(8)	USD 350 million(9)	WBC	US Securities and Exchange Commission registered shelf
New Zealand
No limit	NZD 635 million	WNZL	Medium Term Note Programme
NZD 750 million	NZD 125 million	WTSNZL(4)	Medium Term Note Programme

(1)   Debt Issuance Programme for the issue of TCDs, MTNs and other debt instruments most recently updated on 15 January 2007.

(2)   WTSNZL was also an issuer under this programme until 1 November 2006, on which date WSNZL became an issuer under the programme. Notes issued under this programme by WSNZL are guaranteed by WNZL, its parent company.

(3)   Outstandings are recorded at historical exchange rates applicable on the relevant trade date (per programme documentation).

(4)   Instruments issued under this programme by WTSNZL are guaranteed by WBC.

(5)   Instruments issued under this programme by WSNZL are guaranteed by WNZL.

(6)   Record of the secondary distributions under the Shelf Registration Statement as amended (outstanding amounts are also reflected under the USD 25 billion Programme for the Issuance of Debt Instruments). JPY 292 billion of the issuing shelf limit remains available.

(7)   This programme was established on 13 February 2007.

(8)   USD 227 million of the issuing shelf limit remains available.

(9)   Outstanding issuance is a tier 2 instrument.

Note 25. Shareholder equity and minority interests

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Contributed equity
Ordinary shares 1,865,087,604 (2006 1,839,221,164) each fully paid	6,125	5,519	6,125	5,519
RSP treasury shares 1,329,152 (2006 nil)	(32)	—	(32)	—
Other treasury shares 5,136,282 (2006 4,020,208)	(82)	(51)	(10)	(8)
	(114)	(51)	(42)	(8)
Share capital	6,011	5,468	6,083	5,511
Other equity instruments
Convertible debentures:
Issued on 13 August 2003 NZ$1,279,981,813 (net of issue costs of A$13 million)	—	—	1,137	1,137
Issued on 21 June 2006 A$762,700,375 (net of issue costs of A$12 million)	—	—	755	751
Total other equity instruments	—	—	1,892	1,888
Minority interests
Trust preferred securities:
750,000 2003 TPS of US$1,000 each (net of issue costs of A$13 million)	1,137	1,137	—	—
7,627,375 2006 TPS of A$100 each (net of issue costs of A$12 million)	755	751	—	—
Other	20	24	—	—
Total minority interests	1,912	1,912	—	—

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

During the year the following ordinary shares were issued:

•      to equity holders in terms of the Dividend Reinvestment Plan, 10,621,712 ordinary shares at a price of $24.05 and 14,500,820 ordinary shares at a price of $26.15; and

•      to eligible staff under the Employee Share Plan 743,908 ordinary shares issued for nil consideration.

During the year ended 30 September 2007, 2,853,969 ordinary shares were purchased on market at an average purchase price of $25.65 and delivered to employees upon the exercise of the following options and performance share rights:

•      to eligible executives and senior management under the Westpac Performance Plan 456,112 performance options at an average exercise price of $14.07 and 195,772 performance share rights for nil consideration;

•      to executives under the General Management Share Option Plan 640,585 options at an average exercise price of $14.07; and

•      to senior officers under the Senior Officers’ Share Purchase Scheme 1,561,500 options at an average exercise price of $13.93.

Restricted Share Plan (RSP) treasury shares

During the year ended 30 September 2007, 1,329,152 ordinary shares were purchased on market at an average purchase price of $24.00 and allocated to eligible senior management under the RSP. Shares under the RSP receive a dividend (same as ordinary shares), despite the fact that unconditional ownership of the shares only vests to the employees at the end of the three year holding lock period.

Other treasury shares

Treasury shares includes ordinary shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac in respect of equity derivatives sold to customers.

During the year 2,265,943 treasury shares were purchased at an average price of $26.19 and 1,149,869 treasury shares were sold at an average price of $25.08.

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

The convertible debentures are unsecured, junior subordinated obligations of Westpac and will rank subordinate and junior in right of payment of principal and distributions to Westpac’s obligations to its depositors and creditors. The convertible debentures are limited in aggregate principal amount to the New Zealand dollar equivalent, based on a fixed exchange rate of US$0.58, of the sum of the stated liquidation amounts of the 2003 TPS and the proceeds of the common securities issued by Capital Trust III. The convertible debentures will only pay distributions to the extent they are declared by the Board of Directors of Westpac, or an authorised committee of the Board. Any distribution is subject to Westpac having sufficient distributable profits. If certain conditions exist a distribution is not permitted to be declared unless approved by APRA. The convertible debentures have no stated maturity, but will automatically convert into American Depositary Receipts (ADRs) each representing 40 Westpac preference shares (non-cumulative preference shares in Westpac with a liquidation amount of US$25) on 30 September 2053, or earlier in the event that a distribution is not made or certain other events occur. Upon issue the amount paid up on each Westpac preference share will be deemed to be US$25. The 2003 TPS will then be redeemed for ADRs. The dividend payment dates and distribution rates on Westpac preference shares will be the same as those otherwise applicable to the 2003 TPS.

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

The laws of Australia and New Zealand apply to various parts of this transaction.

Note 26. Detail of changes in shareholders’ equity

	Consolidated				Parent
	2007	2006		2005	2007	2006
	$m	$m		$m	$m	$m
Share capital
Balance as at beginning of the year	5,468	5,235		4,234	5,511	5,291
A-IFRS transition adjustment	—	—		(50)	—	—
Restated balance as at beginning of the year	5,468	5,235		4,184	5,511	5,291
Shares issued:
Under dividend reinvestment plan	635	349		420	635	349
Under option and share rights schemes	37	67		191	37	67
In exchange for New Zealand Class shares	—	—		451	—	—
Acquisition of Hastings Funds Management Limited	—	52		—	—	52
Shares purchased for delivery upon exercise of options and share rights (net of tax)	(66)	(33)		—	(66)	(33)
Shares bought back and cancelled	—	(212	)(1)	—	—	(212)
(Acquisition)/disposal of treasury shares	(31)	10		(11)	(2)	(3)
Acquisition of RSP treasury shares	(32)	—		—	(32)	—
Balance as at end of the year	6,011	5,468		5,235	6,083	5,511
Available-for-sale securities reserve
Balance as at beginning of the year	15	—			16	—
Net gains/(losses) from changes in fair value	(6)	57			(4)	41
Income tax effect	1	(7)			—	(7)
Transferred to income statements	(20)	(35)			(21)	(18)
Income tax effect	8	—			8	—
Balance as at end of the year	(2)	15			(1)	16
Share-based payment reserve
Balance as at beginning of the year	204	142		—	204	142
A-IFRS transition adjustment	—	—		79	—	—
Restated balance as at beginning of the year	204	142		79	204	142
Current period movement	53	62		63	53	62
Balance as at end of the year	257	204		142	257	204
Cash flow hedging reserve
Balance as at beginning of the year	(2)	—			(2)	—
A-IFRS transition adjustment	—	51			—	51
Restated balance as at beginning of the year	(2)	51			(2)	51
Net gains/(losses) from changes in fair value	124	(42)			51	(42)
Income tax effect	(33)	14			(16)	14
Transferred to income statements	12	(36)			14	(36)
Income tax effect	(4)	11			(4)	11
Balance as at end of the year	97	(2)			43	(2)
Foreign currency translation reserve
Balance as at beginning of the year	(31)	(96)		(83)	(88)	(145)
A-IFRS transition adjustment	—	25		83		22
Restated balance as at beginning of the year	(31)	(71)		—	(88)	(123)
Transfer from retained profits	2	1		—	—	—
Foreign currency translation adjustment	(179)	26		(96)	(180)	22
Tax on foreign currency translation adjustment	48	13		—	54	13
Balance as at end of the year	(160)	(31)		(96)	(214)	(88)
Total reserves	192	186		46	85	(130)

(1)   On 19 December 2005 52,273,870 ordinary shares (approximately 2.8%) were bought back at a price of $19.13 per share for a total cost of $1 billion. The shares bought back have been cancelled. In accordance with the buy-back tender process $15.13 per share of the consideration paid was treated as a fully franked deemed dividend and has been deducted from retained profits ($791 million). The balance of the consideration paid of $4.00 per share and incidental costs of the buy-back have been deducted from share capital ($212 million).

	Consolidated				Parent
	2007	2006		2005	2007	2006
	$m	$m		$m	$m	$m
Movements in retained profits were as follows
Balance as at beginning of the year	8,532	8,280		7,812	6,835	6,214
A-IFRS transition adjustment	—	(50)		(569)	—	99
Restated balance as at beginning of the year	8,532	8,230		7,243	6,835	6,313
Profit attributable to equity holders	3,451	3,071		2,698	2,864	3,359
Deemed dividend on shares bought back	—	(791	)(1)	—	—	(791)
Ordinary dividends paid	(2,265)	(1,977)		(1,661)	(2,270)	(1,981)
Distributions on convertible debentures	—	—		—	(68)	(65)
Transfer to from reserves	(2)	(1)		—	—	—
Balance as at end of the year	9,716	8,532		8,280	7,361	6,835

(1)

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

The adoption of A-IFRS on 1 October 2005 has resulted in changes to the Group’s accounting policies. Certain disclosures for 2007 and 2006 may not be presented consistently with the disclosure for the 2005 period.

Note 27. Share-based payments

Executive and Senior Officer share plans

Options, share rights, restricted shares and stock appreciation rights are granted to selected executives and senior managers under the following schemes.

(i) Westpac Performance Plan (WPP)

The first grant of performance options and performance share rights under the WPP took place on 20 January 2003. The WPP replaced the General Management Share Option Plan (GMSOP) and the Senior Officers’ Share Purchase Scheme (SOSPS), which are both now closed to new offers. The WPP provides for both performance options and performance share rights to be offered to executives and senior management.

All allocations under this plan include a performance hurdle, unless otherwise noted, which will result in participants forfeiting all performance options and performance share rights for below median returns relative to defined ranking groups. Details of the plan are set out below.

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

Performance options

Under the WPP, up to 100 eligible executives each year can be granted performance options to acquire fully paid ordinary shares issued by Westpac, with vesting subject to meeting the above performance hurdles. The performance options have a ten year life from the date of grant. The exercise price to be paid by the executive is equal to the average market price of Westpac ordinary shares traded on the ASX over the five trading days up to the time the offer is made.

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

The following table sets out details of the performance options granted to executives under the WPP:

			Outstanding at	Granted	Exercised	Lapsed	Total	Outstanding and
		Exercise	1 October	During	During	During	Outstanding at	Exercisable at
Grant Date	Latest Date for Exercise	Price	2006	the Year	the Year	the Year	30 September 2007	30 September 2007
20 January 2003	20 January 2013	$13.59	1,100,049	—	417,323	83,199	599,527	366,221
1 May 2003	1 May 2013	$15.04	28,333	—	—	—	28,333	—
3 November 2003	3 November 2013	$16.34	17,386	—	—	—	17,386	—
21 January 2004	21 January 2014	$16.34	2,961,053	—	—	738,058	2,222,995	—
6 May 2004	6 May 2014	$17.72	16,891	—	—	—	16,891	—
3 August 2004	3 August 2014	$17.65	17,627	—	—	—	17,627	—
20 January 2005	20 January 2015	$18.98	3,564,261	—	30,977	787,833	2,745,451	—
2 May 2005	2 May 2015	$19.00	43,553	—	—	—	43,553	—
1 August 2005	1 August 2015	$19.62	16,891	—	—	—	16,891	—
20 December 2005	20 December 2015	$20.53	3,606,201	—	7,812	683,381	2,915,008	121,337
20 December 2005	20 December 2015	$22.53	87,836	—	—	16,892	70,944	—
15 December 2006	15 December 2016	$23.98	—	2,893,072	—	306,068	2,587,004	129,244
15 December 2006(1)	15 December 2016	$23.93	—	56,147	—	—	56,147	—
Totals 2007			11,460,081	2,949,219	456,112	2,615,431	11,337,757	616,802
Weighted average exercise price			$18.28	$23.52	$14.07	$19.08	$19.75	$17.13
Totals 2006			10,786,847	3,997,592	952,981	2,371,377	11,460,081	841,256

Weighted average exercise price			$16.50	$20.57	$13.94	$15.82	$18.28	$13.59

(1)	These options are unhurdled and have been granted to select overseas executives, they vest after three years and the exercise price is set at date of grant.

The weighted average fair value at grant date of performance options issued during the year was $2.70 (2006 $2.51). The weighted average remaining contractual life of outstanding performance options at 30 September 2007 was 7.7 years (2006 8.2 years).

Performance share rights

Under the WPP, performance share rights are generally granted to approximately 150 eligible executives and senior management each year, with vesting subject to meeting the above performance hurdles. The performance share rights have a ten year life from the date of grant. After vesting the performance share rights entitle the holder to elect to receive fully paid Westpac ordinary shares at no cost to the participant.

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

The following table sets out details of the performance share rights granted to executives and senior managers under the Westpac Performance Plan:

		Outstanding at	Granted	Exercised	Lapsed	Total	Outstanding and
		1 October	During	During	During	Outstanding at	Exercisable at
Grant Dates	Latest Dates for Exercise	2006	the Year	the Year	the Year	30 September 2007	30 September 2007
Two-year initial testing period

20 January 2003 to	20 January 2013 to
1 August 2003	1 August 2013	309,567	—	79,873	93,262	136,432	136,432

3 November 2003 to	3 November 2013 to
3 August 2004	3 August 2014	1,714,557	—	—	329,859	1,384,698	—

5 November 2004 to	5 November 2014 to
1 August 2005	1 August 2014	1,923,040	—	19,207	335,769	1,568,064	4,421

1 November 2005 to	1 November 2015 to
3 August 2006	3 August 2016	2,113,232	—	3,875	309,545	1,799,812	33,944

1 November 2006 to	1 November 2016 to
15 December 2006	15 December 2016	—	628,300	—	65,361	562,939	27,807

3 September 2007	3 September 2017(1)	—	6,660	—	—	6,660	—

Three-year initial testing period

20 January 2003 to	20 January 2013 to
1 August 2003	1 August 2013	302,975	—	88,584	9,089	205,302	99,245

3 November 2003 to	3 November 2013 to
3 August 2004	3 August 2014	931,563	—	—	129,526	802,037	—

5 November 2004 to	5 November 2014 to
1 August 2005	1 August 2015	1,065,646	—	3,492	146,522	915,632	—

1 November 2005 to	1 November 2015 to
3 August 2006	3 August 2016	1,306,372	—	741	158,095	1,147,536	1,424

1 November 2006	1 November 2016	—	9,480	—	—	9,480	—

15 December 2006 to	15 December 2016 to
1 June 2007(1)	1 June 2017	—	230,557	—	14,879	215,678	—

Totals 2007		9,666,952	874,997	195,772	1,591,907	8,754,270	303,273
Totals 2006		8,200,149	3,695,646	602,487	1,626,356	9,666,952	413,720

(1)   These share rights are unhurdled and have been granted to select overseas executives, they vest after either two or three years.

The weighted average fair value at grant date of performance share rights issued during the year was $15.66 (2006 $11.80). The weighted average remaining contractual life of outstanding performance share rights at 30 September 2007 was 7.4 years (2006 8.2 years).

(ii) Chief Executive Securities Agreement

David Morgan currently holds performance options and performance share rights received under the Chief Executive Securities Agreement 2003. This agreement was approved by shareholders at Westpac’s Annual General Meeting on 11 December 2003 and provide for:

•      the grant of performance options in three separate tranches of 713,000 on 1 March 2004, 1 March 2005 , and 1 March 2006, and a fourth tranche of 594,167 performance options on 1 December 2006; and

•      the grant of performance share rights in three separate tranches of 218,000 on 1 March 2004, 1 March 2005, and 1 March 2006, and a fourth trance of 181,667 performance share rights on 1 December 2006.

Performance is tested once only for each tranche, three years from grant (or in the case of the 1 December 2006 tranche performance on  1 March 2010).

Performance options or performance share rights vest only if Westpac’s TSR is at or above the median of the ranking group, with full vesting where TSR ranking is at the 75th percentile. Vesting is on a straight line basis between the median and the 75th percentile.

To date, only the 1 March 2004 tranche has reached a performance test date (1 March 2007). At that test date Westpac’s TSR was below the median of the ranking group and as a result all of the 1 March 2004 tranche lapsed.

The following table sets out details of the performance options and performance share rights granted to David Morgan under the above agreement:

			Outstanding at	Granted	Exercised	Lapsed
		Exercise	1 October	During	During	During	Outstanding at
Grant Date	Latest Date for Exercise	Price	2006	the Year	the Year	the Year	30 September 2007
Options
1 March 2004	28 February 2014	$16.71	713,000			713,000	—
1 March 2005	28 February 2015	$19.17	713,000				713,000
1 March 2006	28 February 2016	$23.52	713,000				713,000
1 December 2006	30 November 2016	$24.18	—	594,167			594,167
Totals 2007			2,139,000	594,167	—	713,000	2,020,167
Performance share rights
1 March 2004	28 February 2014	nil	218,000			218,000	—
1 March 2005	28 February 2015	nil	218,000				218,000
1 March 2006	28 February 2016	nil	218,000				218,000
1 December 2006	30 November 2016	nil	—	181,667	—	—	181,667
Totals 2007			654,000	181,667	—	218,000	617,667
Weighted average exercise price - options			$19.80	$24.18	$0.00	$16.71	$22.18
Totals 2006
Options			2,526,000	713,000	677,886	422,114	2,139,000
Performance share rights			436,000	218,000	—	—	654,000
Weighted average exercise price - options			$16.17	$23.52	$13.87	$13.87	$19.80

The fair value at grant date of options issued to David Morgan during the year was $2.41 (2006 $2.09). The fair value at grant date of performance share rights issued to David Morgan during the year was $11.41 (2006 $10.56). At 30 September 2007 no outstanding options or performance share rights issued to David Morgan were exercisable (2006 nil). The weighted average remaining contractual life at 30 September 2007 of outstanding options was 8.3 years (2006 8.4 years) and outstanding performance share rights was 8.3 years (2006 8.4 years).

(iii) Fair value assumptions

The fair value of performance options and performance share rights included in the tables above have been independently calculated at grant date using a Binomial/Monte Carlo simulation pricing model. The assumptions included in the valuation of the 1 December 2006 awards to the CEO include a risk free interest rate of 5.56% for options and 5.81% for share rights, a dividend yield on Westpac shares of 4.8% and a volatility in the Westpac share price of 15.0%. The assumptions included in the valuation of the 15 December 2006 awards under the WPP include a risk free interest rate of 5.76% for performance options and 6.02% for performance share rights a dividend yield on Westpac shares of 4.8% and a volatility in the Westpac share price of 15.0%. Volatility has been assessed by considering the implied volatility of publicly traded options over Westpac’s shares and the historic volatility of the market price of Westpac shares. Other assumptions include volatilities of, and correlation factors between, share price movements of the ranking group members and Westpac, which are used to assess the impact of performance hurdles. Performance options and performance share rights have been valued assuming an expected life after the vesting date of up to one year.

(iv) Restricted Share Plan (RSP)

Under the RSP, shares may be allocated to eligible employees at no cost with vesting subject to remaining employed with Westpac for a period determined by the Board. The RSP provides an instrument for attracting and retaining employees. RSP shares are held in the name of the employee, subject to restriction until satisfaction of the resting conditions. Dividend and voting rights on the RSP shares granted rank equally with Westpac ordinary shares and the shares may be held in the plan for up to ten years from grant date.

Shares have been acquired on market to fulfil the RSP requirements for the 2007 financial year.

The following table relates to shares issued under the RSP:

		Balance at Start	Granted During		Forfeited During
Allocation date(1)		of Year	the Year	Released	the Year	Balance Year End
2007	December 2006	—	1,288,922	1,854	66,384	1,220,684
	January - March 2007	—	20,132	—	1,993	18,139
	April - June 2007	—	35,934	—	—	35,934
	July - September 2007	—	31,010	—	—	31,010
Total 2007		—	1,375,998	1,854	68,377	1,305,767
2006	Nil	—	—	—	—	—

(1)   Westpac completed a large issue under the RSP program in December 2006 as well as a number of smaller issues during the financial year. The smaller issues made subsequent to the large December issue have been grouped on a quarterly basis.

(v) Stock appreciation rights

As at 30 September 2007, there were no stock appreciation rights outstanding (2006 250,000), which were granted on 2 September 1997 at a nominal price of $7.89 per right (the issue price). No stock appreciation rights have been issued since 1997 and 250,000 were exercised during the year ended 30 September 2007 (2006 250,000). The stock appreciation rights have a term of up to ten years and became payable, at the option of the holder at any time on or after three years from the date of the grant.

Under the rights, the holder receives a cash payment equal to the amount by which the closing price of Westpac’s ordinary shares exceeds the issue price as at close of business on the ASX on the date the rights are exercised.

Stock appreciation rights provide no dividend or voting rights to holders.

(vi) Other Group share-based plans

Westpac also provides plans for small, specialised parts of the Group. The payments under these plans are directly linked to growth of the relevant part of the business and are each capped at an appropriate proportion of the value and/or profitability of the relevant part of the business. The plans are accounted for as cash-settled share-based payment transactions and the plans individually and in aggregate are not material to the Group.

Closed Executive and Senior Officer share plans

The GMSOP and SOSPS were closed to new offers in 2002. These plans provided for the allocation of share options to selected executives and senior officers.

(i) General Management Share Option Plan

Under the GMSOP, approved by shareholders in December 1998, Westpac granted options to acquire fully paid ordinary shares issued by Westpac.

Participants in the GMSOP were limited to selected executives at General Manager level or above. Directors were not eligible to participate in the plan.

No consideration was payable for the grant of an option under the GMSOP. The exercise price is equal to the average closing price of Westpac’s ordinary shares on the ASX during the five trading days before the date of the offer of options to the selected executive.

The options have a ten-year life, and were subject to a performance requirement that determined the proportion which may be exercised following the end of the performance period.

The following table sets out details of the options granted to selected executives at General Manager level or above under the GMSOP:

			Outstanding at	Exercised	Lapsed	Total Outstanding	Outstanding and
			1 October	During	During	at 30 September	Exercisable at
Grant Date	Latest Date for Exercise	Exercise Price	2006	the Year	the Year	2007	30 September 2007
29 December 1999	29 December 2009	$9.57	63,000	—		63,000	63,000
3 April 2000	3 April 2010	$10.75	94,186	94,186		—	—
23 April 2001	23 April 2011	$13.67	90,910	90,910		—	—
9 January 2002	9 January 2012	$14.70	681,563	408,680	18,180	254,703	254,703
12 August 2002	6 August 2012	$16.03	46,809	46,809		—	—
14 October 2002	14 October 2012	$15.65	29,687	—		29,687	29,687
Totals 2007			1,006,155	640,585	18,180	347,390	347,390
Weighted average exercise price			$14.01	$14.07	$14.70	$13.85	$13.85
Totals 2006			2,172,536	1,046,471	119,910	1,006,155	906,155
Weighted average exercise price			$13.88	$13.66	$14.67	$14.01	$13.93

Upon exercising an option, the officer has the right to take up his or her entitlement in whole or in part (but in multiples of 1,000) as fully paid ordinary shares. The exercise price is payable at that time. If an option is not exercised prior to the end of its term, it lapses.

As at 30 September 2007, six executives (2006 nine executives) held options under the GMSOP. The weighted average remaining contractual life of options under the GMSOP at 30 September 2007 was 4.0 years (2006 5.0 years).

(ii) Senior Officers’ Share Purchase Scheme

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

The following table sets out details of options granted to senior officers under the SOSPS.

						Total
			Outstanding at	Exercised	Lapsed	Outstanding at
	Latest Date	Exercise	1 October	During	During	30 September
Grant Date	for Exercise	Price	2006	the Year	the Year	2007
5 October 1999	5 October 2009	$9.55	40,000	—	—	40,000
29 December 1999	29 December 2009	$9.53	533,000	146,000	—	387,000
8 January 2001	8 January 2011	$13.26	1,069,000	393,000	—	676,000
9 April 2001	9 April 2011	$13.85	10,000	—	—	10,000
23 April 2001	23 April 2011	$13.50	45,000	25,000	—	20,000
7 August 2001	7 August 2011	$14.23	25,000	25,000	—	—
9 January 2002	9 January 2012	$14.65	1,859,000	706,500	—	1,152,500
18 February 2002	18 February 2012	$15.63	30,000	30,000	—	—
29 April 2002	29 April 2012	$15.40	154,000	126,000	—	28,000
22 July 2002	22 July 2012	$16.24	113,573	80,000	—	33,573
18 November 2002	18 November 2012	$13.07	30,000	30,000	—	—
Totals 2007			3,908,573	1,561,500	—	2,347,073
Weighted average exercise price			$13.57	$13.93	$0.00	$13.34
Totals 2006			6,175,066	2,196,456	70,037	3,908,573
Weighted average exercise price			$13.63	$13.73	$13.49	$13.57

As at 30 September 2007, 103 officers (2006 166 officers) held options under the SOSPS.

Upon exercising an option, the senior officer has the right to take up their entitlement in whole or in part (but in multiples of 1,000) as fully paid shares, in which event the whole of the exercise price becomes payable. Only fully paid ordinary shares carry dividend or voting rights. The weighted average remaining contractual life of options under the SOSPS at 30 September 2007 was 3.6 years (2006 4.7 years).

General information on Executive and Senior Officer share plans

The market price of Westpac’s ordinary shares as at 30 September 2007 was $28.50 (2006 $22.71). Details of the shares issued on exercise of options and share rights under each of the Executive and Senior Officer share plans during the year ended 30 September 2007 are set out below:

		Dates on which		Total	Weighted Average
		Options or		Number of	Share Price	Consideration
		Share Rights	Exercise	Shares Issued/	at Date of	Received
Plan/Agreement		Were Exercised	Price $	Allocated	Exercise $	($ ’000)
2007	Westpac Performance Plan
	Performance options	October - December 2006	13.59	356,096	24.72	4,839
		January - March 2007	13.59 - 20.53	63,644	25.14	1,086
		July - September 2007	13.59	36,372	25.98	494

	Performance share rights	October - December 2006		93,486	24.44
		January - March 2007		31,112	25.26
		April - June 2007		46,095	26.77
		July - September 2007		25,079	26.27

	GMSOP	October - December 2006	10.75 - 14.70	486,691	24.76	6,689
		April - June 2007	14.70	87,085	27.24	1,280
		July - September 2007	14.70 - 16.03	66,809	26.07	1,044

	SOSPS	October - December 2006	9.53 - 16.24	587,500	24.45	8,011
		January - March 2007	13.26 - 16.24	266,000	25.48	4,070
		April - June 2007	9.53 - 15.4	303,000	26.82	4,256
		July - September 2007	9.53 - 14.65	405,000	26.07	5,410

2006	Westpac Performance Plan
	Performance options	October - December 2005	13.59	47,266	21.18	642
		January - March 2006	13.59	36,735	23.38	499
		April - June 2006	13.59 - 20.53	615,908	23.79	8,633
		July - September 2006	13.59 - 20.53	253,072	23.01	3,514

	Performance share rights	October - December 2005		59,066	21.89
		January - March 2006		179,523	23.48
		April - June 2006		210,665	23.61
		July - September 2006		153,233	22.75

	Chief Executive Share Option	April - June 2006	13.87	677,886	23.22	9,402
	Agreements

	GMSOP	October - December 2005	9.57 - 16.15	977,407	22.29	13,255
		April - June 2006	14.70 - 16.03	69,064	24.57	1,040

		October - December 2005	9.53 - 15.40	1,301,456	22.17	17,797
	SOSPS	January - March 2006	9.53 - 16.24	87,000	23.02	1,265
		April - June 2006	9.53 - 16.24	523,000	23.27	7,210
		July - September 2006	9.53 - 16.24	285,000	22.87	3,888

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

The following table details share purchases under the DSP during the years ended 30 September:

		Average Number	Total Number
	Number of	of Shares Allocated	of Shares	Average Purchase	Total Purchase
	Participants	per Participant	Allocated	Price per Share	Consideration
2007	836	639	541,890	$23.91	$12,957,321
2006	588	896	526,651	$21.65	$11,401,950

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

The number of shares allocated to employees is the offer amount divided by the market price of Westpac’s shares. Market price is measured as the weighted average price per share of all Westpac’s shares traded on the ASX during the one week period up to and including the day before the date of allocation. Share allocation in the ESP for the 2007 year was by new share issues.

The following table relates to shares issued under the ESP during the years ended 30 September:

			Average Number	Total Number
		Number of	of Shares Allocated	of Shares		Average Market	Total
	Allocation date	Participants	per Participant	Allocated		Price per Share	Fair Value
2007	8 December 2006	18,188	41	745,708	(1)	$23.83	$17,770,222
2006	12 December 2005	18,599	45	833,931		$21.87	$18,238,071

(1)   Includes 1,800 shares not used in the previous years allocation.

The liability accrued in respect of the employee share plan at 30 September 2007 is $19 million (2006 $19 million) and is included in other liabilities.

Note 28. Capital adequacy

APRA has responsibility for the prudential supervision of ADIs, life and general insurance companies and superannuation funds in Australia. Westpac is an ADI.

Australia’s risk-based capital adequacy guidelines are generally consistent with the approach agreed upon by the Basel Committee on Banking Supervision.

Australian banks are required to maintain a minimum ratio of capital to risk-adjusted assets of 8%. At least half of this capital must be in the form of ‘tier 1’ capital. Subject to certain limitations, tier 1 capital consists of paid-up share capital, retained profits, certain reserves, other equity instruments, less the deduction of certain intangible assets and retained earnings in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes. The balance of eligible capital is defined as ‘supplementary’ or ‘tier 2’ capital. Supplementary capital includes, subject to limitations, mandatory convertible notes, perpetual floating rate notes and like instruments, and term subordinated debt provided such term debt is not in excess of 50% of tier 1 capital. Certain deductions are made for holdings of other banks’ capital instruments and the balance of capital invested in insurance and funds management controlled entities not already deducted at the tier 1 level. Deductions are made for any capital invested or guarantees or similar support provided to entities involved in securitisation.

APRA has granted transitional relief in relation to changes in their prudential regulations from 1 July 2006 to 31 December 2007. The total transition relief provided to Westpac of $1,026 million comprised of $664 million relief for tier 1 capital and $362 million relief for Upper tier 2 capital.

Westpac has not included transition relief in the calculation of ACE ratio as at 30 September 2007.

	Consolidated
	2007	2006
	$m	$m
Eligible capital and relevant ratios as at 30 September
Tier 1 capital
Total equity	17,831	16,098
Treasury shares	72	100
Equity reserves	(95)	(13)
Trust Preferred Securities 2004 (2004 TPS)	567	665
Fixed Interest Resettable Trust Securities (FIRsTS)	666	664
Dividends provided for capital adequacy purposes	(1,268)	(1,105)
Goodwill (excluding funds management entities)	(1,220)	(1,224)
Deferred tax assets	(246)	(363)
Estimated reinvestment under dividend reinvestment plan	417	136
Retained earnings, reserves and goodwill in life and general insurance, funds management and securitisation entities	(1,623)	(1,574)
Equity in captive lenders mortgage insurance entities	(147)	(119)
Capitalised expenditure	(229)	(142)
Deferred fees	72	59
Capitalised software	(526)	(479)
Pension fund surpluses and deficits:
Recorded in accounts	274	185
Actual pension fund deficits	(116)	(82)
General reserve for credit losses	(128)	(117)
Deferred tax assets related to general reserve for credit losses	38	35
Other tier 1 deductions as advised by APRA	(70)	(70)
Transition relief	664	664
Total tier 1 capital	14,933	13,318
Tier 2 capital
Subordinated undated capital notes	429	521
General reserve for credit losses	128	117
Deferred tax related to general reserve for credit losses	(38)	(35)
Collectively assessed provisions	1,410	1,195
Deferred tax related to collectively assessed provisions	(427)	(362)
Collectively assessed provisions treated as specific provisions for regulatory purposes	(118)	(93)
Deferred tax related to collectively assessed provisions treated as specific provisions for regulatory purposes	35	28
Eligible subordinated bonds, notes and debentures	6,022	4,121
Revaluation reserve - available-for-sale securities	(1)	10
Transition relief	362	362
Total tier 2 capital	7,802	5,864
Total tier 1 and tier 2 capital	22,735	19,182
Deductions:
Capital in life and general insurance, funds management and securitisation entities	(948)	(680)
Credit portfolio management - subordinated tranche	(41)	—
Net qualifying capital	21,746	18,502
Risk adjusted assets	228,077	193,417
Tier 1 capital ratio	6.5%	6.9%
Tier 2 capital ratio	3.4%	3.0%
Deductions	(0.4)%	(0.3)%
Net capital ratio	9.5%	9.6%

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

APRA also requires ADI’s to assess capital adequacy in respect of market risk in their trading books. Required capital for market risk is calculated using standard models and internal models approved by APRA.

				Risk Weighted
	Balance		Risk	Balance
	2007	2006	Weight	2007	2006
	$m	$m	%	$m	$m
Risk adjusted assets
On-balance sheet assets
Cash, claims on the RBA, Australian Commonwealth Government securities under one year and other zero-weighted assets	56,914	31,536	0%	—	—
Claims on OECD banks and local governments	22,532	11,266	20%	4,506	2,253
Loans secured by residential mortgages and other 50% weighted assets	139,698	132,094	50%	69,849	66,047
All other assets	123,681	100,112	100%	123,681	100,112
Total on-balance sheet assets - credit risk(1)	342,825	275,008		198,036	168,412

(1)   Total on-balance sheet assets – credit risk excludes items not consolidated for capital adequacy purposes.

	Contact or Notional		Credit Equivalent		Risk Weighted
	Amount		Amount		Balance
	2007	2006	2007	2006	2007	2006
	$m	$m	$m	$m	$m	$m
Gross off-balance sheet exposures - credit risk	1,710,389	1,381,409	67,700	45,937	31,976	23,980
Netting of off-balance sheet exposures	(868,809)	(621,607)	(16,147)	(7,885)	(4,687)	(2,306)
Total off-balance sheet exposures - credit risk	841,580	759,802	51,553	38,052	27,289	21,674
Total risk adjusted assets - credit risk					225,325	190,086
Risk adjusted assets - market risk					1,726	2,305
Risk adjusted assets - transition relief					1,026	1,026
Total risk adjusted assets					228,077	193,417

Note 29. Maturity analysis

The following maturity analysis of assets and liabilities is based on the remaining period at balance sheet date to the contractual maturity date. The majority of the longer-term maturity assets are variable rate products. When managing interest rate and liquidity risks, the Group adjusts this contractual profile for expected customer behaviour.

	Consolidated Maturity Analysis as at 30 September 2007
	At Call	Overdrafts	1 Day to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	No Specific Maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Assets
Cash and balances with central banks	1,024	—	—	—	—	—	—	1,024
Due from other financial institutions	89	—	23,329	1,855	—	—	—	25,273
Derivative financial instruments	—	—	7,966	3,598	7,405	2,779	—	21,748
Trading securities	—	—	4,168	1,960	6,799	4,187	—	17,114
Other financial assets designated at fair value	—	—	53	242	534	—	350	1,179
Available-for-sale securities	—	—	369	17	19	100	51	556
Loans (net of provisions)	—	8,137	37,954	14,074	60,455	105,579	(1,123)	225,076
Life insurance assets	—	—	1,991	32	103	59	13,203	15,388
All other assets	—	—	1,082	774	664	644	1,948	5,112
Total assets	1,113	8,137	76,912	22,552	75,979	113,348	14,429	312,470
Liabilities
Due to other financial institutions	1,767	—	3,041	229	—	100	—	5,137
Deposits	87,711	—	40,866	22,318	202	—	—	151,097
Derivative financial instruments	—	—	8,026	4,342	6,832	2,817	—	22,017
Trading liabilities and other liabilities designated at fair value	—	—	1,300	1,728	3,763	1,334	—	8,125
Debt issues	—	—	31,812	16,527	19,275	7,867	—	75,481
Life insurance policy liabilities	—	—	58	163	208	129	13,835	14,393
All other liabilities	—	—	1,797	2,385	460	216	241	5,099
Net intragroup payable	8,631	—	—	—	—	—	—	8,631
Total liabilities excluding loan capital	98,109	—	86,900	47,692	30,740	12,463	14,076	289,980
Loan capital	—	—	—	—	81	5,961	1,095	7,137
Total liabilities	98,109	—	86,900	47,692	30,821	18,424	15,171	297,117
Net assets Australia	(96,996)	8,137	(9,988)	(25,140)	45,158	94,924	(742)	15,353
Overseas
Assets
Cash and balances with central banks	1,219	—	—	—	—	—	—	1,219
Due from other financial institutions	59	—	3,035	—	—	—	12	3,106
Derivative financial instruments	—	—	655	315	1,140	450	—	2,560
Trading securities	—	—	2,584	880	139	98	—	3,701
Other financial assets designated at fair value	—	—	—	—	—	—	—	—
Available-for-sale securities	—	—	412	65	717	753	8	1,955
Loans (net of provisions)	—	114	11,619	2,761	6,491	26,730	(246)	47,469
Life insurance assets	—	—	68	—	—	—	—	68
Regulatory deposits with central banks overseas	13	—	250	255	170	—	65	753
All other assets	—	—	381	402	138	140	459	1,520
Net intragroup receivable	8,631	—	—	—	—	—	—	8,631
Total assets	9,922	114	19,004	4,678	8,795	28,171	298	70,982
Liabilities
Due to other financial institutions	740	—	3,244	10	—	—	2	3,996
Deposits	13,998	—	22,734	7,818	2,684	891	—	48,125
Derivative financial instruments	—	—	740	352	1,424	659	—	3,175
Trading liabilities and other financial liabilities designated at fair value	—	—	98	—	—	—	—	98
Debt issues	—	—	7,943	690	2,012	1,000	—	11,645
Life insurance policy liabilities	—	—	(1)	—	—	—	—	(1)
All other liabilities	—	—	634	166	34	65	—	899
Total liabilities excluding loan capital	14,738	—	35,392	9,036	6,154	2,615	2	67,937
Loan capital	—	—	—	—	—	567	—	567
Total liabilities	14,738	—	35,392	9,036	6,154	3,182	2	68,504
Net assets Overseas	(4,816)	114	(16,388)	(4,358)	2,641	24,989	296	2,478
Total net assets	(101,812)	8,251	(26,376)	(29,498)	47,799	119,913	(446)	17,831

	Consolidated Maturity Analysis as at 30 September 2006
	At Call	Overdrafts	1 Day to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	No Specific Maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Assets
Cash and balances with central banks	2,060	—	—	—	—	—	—	2,060
Due from other financial institutions	265	—	7,262	2,276	—	—	—	9,803
Derivative financial instruments	—	—	1,641	1,845	3,864	1,450	—	8,800
Trading securities	—	—	2,927	111	5,337	2,511	—	10,886
Other financial assets designated at fair value	—	—	7	424	134	—	(3)	562
Available-for-sale securities	—	—	45	93	14	203	—	355
Loans (net of provisions)	—	6,838	32,299	9,295	46,999	100,108	(899)	194,640
Life insurance assets	—	—	2,084	37	121	75	11,898	14,215
All other assets	—	—	1,483	808	526	819	1,949	5,585
Total assets	2,325	6,838	47,748	14,889	56,995	105,166	12,945	246,906
Liabilities
Due to other financial institutions	1,899	—	1,168	208	—	2,666	—	5,941
Deposits	84,378	—	25,397	18,425	362	—	—	128,562
Derivative financial instruments	—	—	1,455	2,087	3,252	869	—	7,663
Trading liabilities and other liabilities designated at fair value	—	—	109	69	1,626	967	—	2,771
Debt issues	—	—	28,774	10,955	17,714	2,352	—	59,795
Life insurance policy liabilities	—	—	—	19	244	166	13,047	13,476
All other liabilities	—	—	1,724	2,655	445	2	201	5,027
Net intragroup payable	4,345	—	—	—	—	—	—	4,345
Total liabilities excluding loan capital	90,622	—	58,627	34,418	23,643	7,022	13,248	227,580
Loan capital	—	—	—	—	757	4,535	—	5,292
Total liabilities	90,622	—	58,627	34,418	24,400	11,557	13,248	232,872
Net assets Australia	(88,297)	6,838	(10,879)	(19,529)	32,595	93,609	(303)	14,034
Overseas
Assets
Cash and balances with central banks	1,072	—	—	—	—	—	—	1,072
Due from other financial institutions	25	—	1,924	333	—	126	—	2,408
Derivative financial instruments	—	—	271	403	570	267	—	1,511
Trading securities	—	—	2,121	126	364	63	—	2,674
Other financial assets designated at fair value	—	—	89	856	1,775	—	—	2,720
Available-for-sale securities	—	—	126	487	—	1	—	614
Loans (net of provisions)	—	65	9,512	1,760	5,711	22,937	(141)	39,844
Life insurance assets	—	—	66	—	—	—	—	66
Regulatory deposits with central banks overseas	3	—	430	—	—	—	32	465
All other assets	—	—	256	264	28	283	467	1,298
Net intragroup receivable	4,345	—	—	—	—	—	—	4,345
Total assets	5,445	65	14,795	4,229	8,448	23,677	358	57,017
Liabilities
Due to other financial institutions	1,041	—	1,347	435	203	3,084	—	6,110
Deposits	15,325	—	8,687	6,279	7,389	1,499	—	39,179
Derivative financial instruments	—	—	519	467	668	25	—	1,679
Trading liabilities and other financial liabilities designated at fair value	—	—	122	—	—	—	—	122
Debt issues	—	—	4,497	1,349	454	—	(15)	6,285
Life insurance policy liabilities	—	—	—	—	—	—	—	—
All other liabilities	—	—	657	218	40	(2)	—	913
Total liabilities excluding loan capital	16,366	—	15,829	8,748	8,754	4,606	(15)	54,288
Loan capital	—	—	—	—	—	665	—	665
Total liabilities	16,366	—	15,829	8,748	8,754	5,271	(15)	54,953
Net assets Overseas	(10,921)	65	(1,034)	(4,519)	(306)	18,406	373	2,064
Total net assets	(99,218)	6,903	(11,913)	(24,048)	32,289	112,015	70	16,098

The following maturity analysis of assets and liabilities is based on the remaining period at balance sheet date to the contractual maturity date. The majority of the longer-term maturity assets are variable rate products. When managing interest rate and liquidity risks, the Group adjusts this contractual profile for expected customer behaviour.

	Parent Maturity Analysis as at 30 September 2007
	At Call	Overdrafts	1 Day to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	No Specific Maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Assets
Cash and balances with central banks	1,554	—	—	—	—	—	—	1,554
Due from other financial institutions	89	—	17,200	1,855	—	—	—	19,144
Derivative financial instruments	—	—	7,963	3,598	7,402	2,689	—	21,652
Trading securities	—	—	4,066	1,847	6,737	4,271	—	16,921
Other financial assets designated at fair value	—	—	53	242	535	—	—	830
Available-for-sale securities	—	—	369	17	19	100	17	522
Loans (net of provisions)	—	8,137	37,819	14,013	60,394	105,705	(1,123)	224,945
Due from subsidiaries	1,223	—	—	—	—	—	—	1,223
Investment in subsidiaries	—	—	—	—	—	—	4,072	4,072
All other assets	—	—	432	731	304	1,029	784	3,280
Total assets	2,866	8,137	67,902	22,303	75,391	113,794	3,750	294,143
Liabilities
Due to other financial institutions	1,192	—	1,691	229	—	100	—	3,212
Deposits	87,258	—	40,866	22,318	202	—	—	150,644
Derivative financial instruments	—	—	8,041	4,343	6,833	2,819	—	22,036
Trading liabilities and other liabilities designated at fair value	—	—	1,300	1,728	3,699	1,413	—	8,140
Debt issues	—	—	25,979	16,471	19,137	965	—	62,552
Due to subsidiaries	8,453	—	—	—	—	—	—	8,453
All other liabilities	—	—	1,439	1,809	431	216	—	3,895
Total liabilities excluding loan capital	96,903	—	79,316	46,898	30,302	5,513	—	258,932
Loan capital	—	—	—	—	81	6,528	1,095	7,704
Total liabilities	96,903	—	79,316	46,898	30,383	12,041	1,095	266,636
Net assets Australia	(94,037)	8,137	(11,414)	(24,595)	45,008	101,753	2,655	27,507
Overseas
Assets
Cash and balances with central banks	1,075	—	—	—	—	—	—	1,075
Due from other financial institutions	51	—	2,562	—	—	—	2	2,615
Derivative financial instruments	—	—	645	314	1,141	450	—	2,550
Trading securities	—	38	1,167	256	141	59	—	1,661
Other financial assets designated at fair value	—	—	—	—	—	—	—	—
Available-for-sale securities	—	—	72	13	3	(3)	—	85
Loans (net of provisions)	—	1,643	4,851	1,101	1,467	1,033	(64)	10,031
Regulatory deposits with central banks overseas	—	—	250	255	170	—	54	729
All other assets	—	—	198	373	9	2	—	582
Total assets	1,126	1,681	9,745	2,312	2,931	1,541	(8)	19,328
Liabilities
Due to other financial institutions	740	—	3,798	3	—	—	3	4,544
Deposits	2,986	—	12,068	4,034	2,395	837	—	22,320
Derivative financial instruments	—	—	706	352	1,421	658	—	3,137
Trading liabilities and other financial liabilities designated at fair value	—	—	98	—	—	—	—	98
Debt issues	—	—	—	—	—	998	—	998
All other liabilities	—	—	236	37	9	35	—	317
Total liabilities excluding loan capital	3,726	—	16,906	4,426	3,825	2,528	3	31,414
Loan capital	—	—	—	—	—	—	—	—
Total liabilities	3,726	—	16,906	4,426	3,825	2,528	3	31,414
Net assets Overseas	(2,600)	1,681	(7,161)	(2,114)	(894)	(987)	(11)	(12,086)
Total net assets	(96,637)	9,818	(18,575)	(26,709)	44,114	100,766	2,644	15,421

	Parent Maturity Analysis as at 30 September 2006
	At Call	Overdrafts	1 Day to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	No Specific Maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Assets
Cash and balances with central banks	1,541	—	—	—	—	—	—	1,541
Due from other financial institutions	265	—	2,483	787	—	—	—	3,535
Derivative financial instruments	—	—	1,420	1,864	3,937	1,485	—	8,706
Trading securities	—	—	3,224	173	5,387	2,145	—	10,929
Other financial assets designated at fair value	—	—	7	424	134	—	(3)	562
Available-for-sale securities	—	—	61	54	14	—	—	129
Loans (net of provisions)	—	6,838	32,154	9,304	46,919	100,111	(899)	194,427
Due from subsidiaries	9,836	—	—	—	—	—	—	9,836
Investment in subsidiaries	—	—	—	—	—	—	4,605	4,605
All other assets	—	—	1,018	651	393	1,078	783	3,923
Total assets	11,642	6,838	40,367	13,257	56,784	104,819	4,486	238,193
Liabilities
Due to other financial institutions	1,899	—	1,169	208	—	—	—	3,276
Deposits	83,936	—	25,397	18,425	362	—	—	128,120
Derivative financial instruments	—	—	1,423	2,087	3,252	869	—	7,631
Trading liabilities and other liabilities designated at fair value	—	—	109	69	1,538	991	—	2,707
Debt issues	—	—	23,779	10,861	17,578	839	—	53,057
Due to subsidiaries	21,966	—	—	—	—	—	—	21,966
All other liabilities	—	—	1,493	2,149	382	—	—	4,024
Total liabilities excluding loan capital	107,801	—	53,370	33,799	23,112	2,699	—	220,781
Loan capital	—	—	—	—	757	4,535	—	5,292
Total liabilities	107,801	—	53,370	33,799	23,869	7,234	—	226,073
Net assets Australia	(96,159)	6,838	(13,003)	(20,542)	32,915	97,585	4,486	12,120
Overseas
Assets
Cash and balances with central banks	920	—	—	—	—	—	—	920
Due from other financial institutions	2	—	1,744	94	—	—	—	1,840
Derivative financial instruments	—	—	266	354	541	143	—	1,304
Trading securities	—	—	2,121	126	364	63	—	2,674
Other financial assets designated at fair value	—	—	—	—	22	—	—	22
Available-for-sale securities	—	9	16	2	—	—	—	27
Loans (net of provisions)	—	—	9,190	1,729	5,635	22,469	(130)	38,893
Regulatory deposits with central banks overseas	—	—	429	—	—	—	12	441
All other assets	—	—	219	243	50	172	416	1,100
Total assets	922	9	13,985	2,548	6,612	22,847	298	47,221
Liabilities
Due to other financial institutions	1,041	—	1,346	435	203	—	—	3,025
Deposits	15,264	—	12,041	4,695	5,567	1,094	—	38,661
Derivative financial instruments	—	—	262	261	510	694	133	1,860
Trading liabilities and other financial liabilities designated at fair value	—	—	122	—	—	—	—	122
Debt issues	—	—	(4)	(1)	(2)	—	(15)	(22)
All other liabilities	—	—	421	208	37	—	—	666
Total liabilities excluding loan capital	16,305	—	14,188	5,598	6,315	1,788	118	44,312
Loan capital	—	—	—	—	665	—	—	665
Total liabilities	16,305	—	14,188	5,598	6,980	1,788	118	44,977
Net assets Overseas	(15,383)	9	(203)	(3,050)	(368)	21,059	180	2,244
Total net assets	(111,542)	6,847	(13,206)	(23,592)	32,547	118,644	4,666	14,364

Note 30. Average balances and related interest

The following table lists the average balances and related interest for the major categories of the Group’s interest earning assets and interest bearing liabilities. Averages used are predominantly daily averages:

	Consolidated
	Year Ended 30 September 2007			Year Ended 30 September 2006			Year Ended 30 September 2005
	Average Balance	Interest Income(1)	Average Rate	Average Balance	Interest Income(1)	Average Rate	Average Balance	Interest Income(1)	Average Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Due from other financial institutions:
Australia	11,545	702	6.1%	10,282	583	5.7%	9,345	510	5.5%
New Zealand	1,503	100	6.7%	412	38	9.2%	2,242	144	6.4%
Other overseas	3,097	167	5.4%	3,130	164	5.2%	3,059	93	3.0%
Trading securities:
Australia	12,938	761	5.9%	10,705	646	6.0%	10,332	457	4.4%
New Zealand	2,704	182	6.7%	3,287	199	6.1%	1,776	73	4.1%
Other overseas	1,146	74	6.5%	34	2	5.9%	—	—	—
Other financial assets designated at fair value:
Australia	483	36	7.5%	166	10	6.0%
New Zealand	1,016	79	7.8%	1,279	95	7.4%
Other overseas	965	34	3.5%	1,462	88	6.0%
Available-for-sale securities:
Australia	260	10	3.8%	407	20	4.9%
New Zealand	313	23	7.3%	252	19	7.5%
Other overseas	520	68	13.1%	160	12	7.5%
Investment Securities:
Australia	—	—	—	—	—	—	982	46	4.7%
New Zealand	—	—	—	—	—	—	—	—	—
Other overseas	—	—	—	—	—	—	2,052	179	8.7%
Regulatory deposits:
Other overseas	323	17	5.3%	331	16	4.8%	448	12	2.7%
Loans and other receivables(2):
Australia	210,176	15,986	7.6%	181,690	13,186	7.3%	157,020	11,382	7.2%
New Zealand	41,327	3,674	8.9%	34,468	2,930	8.5%	34,202	2,680	7.8%
Other overseas	4,101	210	5.1%	2,638	164	6.2%	2,240	150	6.7%
Intragroup receivables
Other overseas	17,683	921	5.2%	18,036	1,010	5.6%	27,324	920	3.4%
Total interest earning assets and interest income including intragroup	310,100	23,044	7.4%	268,739	19,182	7.1%	251,022	16,646	6.6%
Intragroup elimination	(17,683)	(921)		(18,036)	(1,010)		(27,324)	(920)

Total interest earning assets and interest income	292,417	22,123	7.6%	250,703	18,172	7.2%	223,698	15,726	7.0%
Non-interest earning assets
Cash, due from other financial institutions and regulatory deposits	1,188			734			1,396
Derivative financial instruments	11,260			8,515			6,410
Life insurance assets	15,277			14,039			13,353
All other assets(3)	10,078			8,061			8,341
Provisions for impairment charges:
Australia	—			—			(1,435)
New Zealand	—			—			(266)
Other overseas	—			—			(42)
Total non-interest earning assets	37,803			31,349			27,757
Total acceptances	—			—			5,235
Total assets	330,220			282,052			256,690

(1)   The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax. The net interest income above is presented on a tax equivalent basis. This increased net interest income by $101 million (2006 $111 million, 2005 $214 million) comprised of an interest income benefit of $48 million (2006 $81 million, 2005 $182 million) and an interest expense benefit of $53 million (2006 $30 million, 2005 $32 million).

(2)   For the years ended 30 September 2007 and 2006 loans and receivables have been stated net of provisions for impairment charges.

(3)   Includes property, plant and equipment, goodwill and intangibles, other assets and deferred tax.

	Consolidated
	Year Ended 30 September 2007			Year Ended 30 September 2006			Year Ended 30 September 2005
	Average Balance	Interest Expense(1)	Average Rate	Average Balance	Interest Expense(1)	Average Rate	Average Balance	Interest Expense(1)	Average Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Due to other financial institutions:
Australia	4,945	232	4.7%	4,122	226	5.5%	3,747	195	5.2%
New Zealand	1,820	120	6.6%	2,316	159	6.9%	807	62	7.7%
Other overseas	3,696	188	5.1%	3,627	147	4.1%	3,636	106	2.9%
Deposits:
Australia	133,991	7,097	5.3%	119,064	5,666	4.8%	107,376	4,858	4.5%
New Zealand	26,595	1,783	6.7%	23,797	1,475	6.2%	23,117	1,303	5.6%
Other overseas	14,574	666	4.6%	10,063	428	4.3%	10,380	388	3.7%
Loan capital:
Australia	6,455	378	5.9%	5,530	309	5.6%	4,487	214	4.8%
New Zealand	—	—	—	—	—		—	—	—
Other overseas	652	31	4.8%	702	38	5.4%	—	—	—
Other interest bearing liabilities(2):
Australia	72,255	4,308	N/A	54,009	3,276	n/a	31,246	2,459	n/a
New Zealand	2,696	605	N/A	520	144	n/a	687	167	n/a
Other overseas	7,276	301	N/A	9,266	551	n/a	17,811	501	n/a
Intragroup payable:
Australia	6,294	488	7.8%	8,742	548	6.3%	17,921	657	3.7%
New Zealand	11,389	433	3.8%	9,295	462	5.0%	9,402	263	2.8%
Total interest bearing liabilities and interest expense including intragroup	292,638	16,630	5.7%	251,053	13,429	5.3%	230,617	11,173	4.8%
Intragroup elimination	(17,683)	(921)		(18,037)	(1,010)		(27,323)	(920)

Total interest bearing liabilities and interest expense	274,955	15,709	5.7%	233,016	12,419	5.3%	203,294	10,253	5.0%
Non-interest bearing liabilities
Deposits and due to other financial institutions:
Australia	4,350			3,981			3,939
New Zealand	2,293			2,135			2,119
Other overseas	280			290			274
Derivative financial instruments	10,668			8,523			7,292
Life insurance policy liabilities	14,072			13,135			11,368
All other liabilities(3)	6,983			6,130			7,011
Total non-interest bearing liabilities	38,646			34,194			32,003
Acceptances
Australia	—			—			5,235
Total liabilities	313,601			267,210			240,532
Shareholders’ equity	14,708			13,369			12,651
Minority interests	1,911			1,473			3,507
Total equity	16,619			14,842			16,158
Total liabilities and equity	330,220			282,052			256,690

(1)   The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax. The net interest income above is presented on a tax equivalent basis. This increased net interest income by $101 million (2006 $111 million, 2005 $214 million) comprised of an interest income benefit of $48 million (2006 $81 million, 2005 $182 million) and an interest expense benefit of $53 million (2006 $30 million, 2005 $32 million).

(2)   Includes net impact of Treasury balance sheet management activities.

(3)   Includes provisions for current and deferred tax liabilities and other liabilities.

The following table allocates changes in net interest income between changes in volume and changes in rate for the last two fiscal years. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest bearing liabilities. The variance caused by change in both volume and rate has been allocated in proportion to the relationship of the absolute dollar amount of each change to the total. The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax. The net interest income above is presented on a tax equivalent basis. This increased net interest income by $101 million (2006 $111 million) comprised of an interest income benefit of $48 million (2006 $81 million) and an interest expense benefit of $53 million (2006 $30 million).

	Consolidated
	2007 Change Due To			2006 Change Due To
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest-earning assets
Due from other financial institutions:
Australia	72	47	119	51	22	73
New Zealand	101	(39)	62	(119)	13	(106)
Other Overseas	(2)	5	3	2	69	71
Trading securities:
Australia	135	(19)	116	16	44	60
New Zealand	(35)	18	(17)	62	64	126
Other Overseas	65	7	72	2	—	2
Other financial assets designated at fair value:
Australia	19	7	26	10	—	10
New Zealand	(20)	4	(16)	95	—	95
Other Overseas	(30)	(24)	(54)	88	—	88
Available-for-sale securities:
Australia	(7)	(3)	(10)	20	—	20
New Zealand	5	(1)	4	19	—	19
Other Overseas	27	29	56	12	—	12
Investment securities:
Australia				(46)	—	(46)
New Zealand				—	—	—
Other Overseas				(179)	—	(179)
Regulatory deposits:
Other Overseas	—	1	1	(3)	7	4
Loans and other receivables:
Australia	2,067	732	2,799	1,788	145	1,933
New Zealand	583	161	744	20	230	250
Other Overseas	91	(45)	46	27	(13)	14
Intragroup receivable
Overseas	(20)	(69)	(89)	(313)	403	90
Total change in interest income including intragroup	3,051	811	3,862	1,552	984	2,536
Intragroup elimination	20	69	89	313	(403)	(90)
Total change in interest income	3,071	880	3,951	1,865	581	2,446

	Consolidated
	2007 Change Due To			2006 Change Due To
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest-bearing liabilities
Deposits:
Australia	710	721	1,431	529	279	808
New Zealand	173	135	308	38	134	172
Other Overseas	192	46	238	(12)	52	40
Due to other financial institutions:
Australia	45	(39)	6	20	11	31
New Zealand	(34)	(5)	(39)	116	(19)	97
Other Overseas	3	38	41	—	41	41
Loan capital:
Australia	52	17	69	50	45	95
New Zealand	—	—	—	—	—	—
Other Overseas	(3)	(4)	(7)	38	—	38
Other interest-bearing liabilities:
Australia	1,107	(75)	1,032	1,711	(894)	817
New Zealand	603	(142)	461	(41)	18	(23)
Other Overseas	(118)	(132)	(250)	(240)	290	50
Intragroup payable:
Australia	(153)	93	(60)	(337)	228	(109)
New Zealand	104	(133)	(29)	(3)	202	199
Total change in interest expense including intragroup	2,681	520	3,201	1,869	387	2,256
Intragroup elimination	49	40	89	340	(430)	(90)
Total change in interest expense	2,730	560	3,290	2,209	(43)	2,166
Change in net interest income:
Australia	525	47	572	(134)	542	408
New Zealand	(212)	288	76	(33)	(28)	(61)
Other Overseas	57	(44)	13	(150)	83	(67)
Total change in net interest income	370	291	661	(317)	597	280

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

Credit risk arises from customers ranging from individuals to large institutions. Accordingly, two different approaches are used to manage this risk. We use statistical analysis to assess customer creditworthiness and payment behaviours for consumer and some small business customers. We factor and price credit facilities for business banking, large commercial and corporate borrowers based on discrete analysis of each customer’s risk. Quantitative methods also support these judgements. All major credit decisions require joint approval by authorised credit and line business officers.

We monitor our credit portfolio to manage risk concentrations. At 30 September 2007, our exposure to consumers comprised 61% of our on-balance sheet loans and 48% of total credit commitments. Almost 83% of our exposure to consumers was supported by residential real estate mortgages. This category also includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are highly diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

Exposures to businesses, government and other financial institutions are classified into a number of industry clusters based on groupings of related Australian and New Zealand Standard Industrial Classification (ANZSIC) codes and monitored against industry exposure boundaries. The level of industry risk is measured and monitored on a dynamic basis. Exposures are actively managed from a portfolio perspective, with risk mitigation techniques used to regularly re-balance the portfolio. Our customer risk grades can be aligned to the Standard and Poor’s credit rating system. Based on these ratings, our exposure to business, government and other financial institution investment grade customers as at 30 September 2007 is 64% (2006 63%).

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

The following table provides a summary of VaR, by risk type, for the half years ended 30 September 2007, 31 March 2007 and 30 September 2006.

Daily value at risk

	30 September 2007			31 March 2007			30 September 2006
Half year ended	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	4.9	0.6	2.5	6.3	1.6	3.1	5.8	1.8	3.2
Foreign exchange risk	7.2	2.0	3.5	3.4	0.1	1.2	3.2	0.1	1.3
Equity risk	3.5	0.7	1.8	~	~	~	~	~	~
Commodity risk(1)	5.0	1.1	3.1	~	~	~	~	~	~
Volatility risk	~	~	~	1.8	0.6	1.1	1.5	0.4	0.8
Other market risks(2)	2.4	0.7	1.0	4.1	0.6	1.8	3.3	1.8	2.3
Diversification effect	n/a	n/a	(6.6)	n/a	n/a	(2.5)	n/a	n/a	(1.7)
Net market risk	9.2	3.2	5.3	7.3	3.2	4.7	8.3	4.2	5.9

(1)   Includes Electricity risk.

(2)   Includes Commodity (including electricity), Equity, Capital Market underwriting, Prepayment and Issuer Specific risks for 30 September 2006 and 31 March 2007. Includes Prepayment and issues specific risk only for 30 September 2007 (Commodity and Equity risk separately disclosed).

~      Indicates change in format to align with regulatory risk classifications.

Management of structural interest rate risk

Our Group Treasury function manages the sensitivity of net interest income to changes in wholesale market interest rates. This sensitivity arises from our lending and deposit-taking activities in Australia and New Zealand and through the investment of capital and other non-interest bearing liabilities. One of Group Treasury’s core responsibilities is to ensure a reasonable stability in net interest income over time. These activities are performed under the direction of our Group Market Risk Committee with independent oversight provided by our Market Risk Management unit.

Net interest income sensitivity is managed in terms of the net interest income at risk modelled over a three year time horizon using a 99% confidence interval for movements in wholesale market interest rates. Additionally, a VaR and structural risk limit framework is also applied. The position managed covers the Australian and New Zealand banking books, where the banking book is defined as the entire banking balance sheet less the trading book. Interest rate risk within our trading book is separately managed under its’ own VaR and structural risk limit framework.

A simulation model is used to calculate our potential net interest income as risk. The net interest income simulation framework combines underlying statement of financial position data with:

•      assumptions about run off and new business;

•      expected repricing behaviour; and

•      changes in wholesale market interest rates.

Simulations using a range of interest rate scenarios are used to provide a series of potential future net interest income outcomes. The interest rate scenarios modelled include those projected using historical market interest rate volatility as well as 100 and 200 basis point shifts up and down from the current market yield curves in Australia and New Zealand. Additional stressed interest rate scenarios are also considered and modelled. A comparison between the net interest income outcomes from these modelled scenarios indicates our sensitivity to interest rate changes. Both on and off-balance sheet instruments are then used to achieve stability in net interest income.

The net interest income simulation and limit frameworks are reviewed and approved by the Board Risk Management Committee. This ensures that key model inputs and risk parameters remain relevant and that net interest income at risk and the associated limits governing these activities remain consistent with our desired risk and reward criteria.

As at 30 September 2007, our exposure to a 1% up and down parallel rate shock to market yield curves is less than 2% of projected pre-tax net interest income for the following financial year.

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

•      capital or profits that are denominated in minor currencies are not hedged; and

•      the economic risk of New Zealand dollar future earnings are managed where the bank believes there is a strong likelihood of significant adverse moves in the AUD/NZD exchange rate. Westpac manages these flows over a time horizon under which up to 100% of the expected earnings for the following financial year and 50% of the expected earnings for the subsequent financial year can be hedged.

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

Further details about the types of hedge accounting used can be found in Note 33.

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

The following table sets out the total credit risk and credit risk concentrations of the Group:

	Consolidated 2007
	Trading Assets and Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans	Credit Commitments(1)	Derivatives	Life Insurance Assets	Total
	$m	$m	$m	$m	$m	$m	$m
Australia
Government and other public authorities	8,182	—	415	594	434	—	9,625
Agriculture, forestry and fishing	—	—	3,775	111	156	—	4,042
Commercial and financial	10,111	556	80,009	10,372	21,048	15,388	137,484
Real estate - construction	—	—	2,458	1,152	110	—	3,720
Real estate - mortgage	—	—	110,564	389	—	—	110,953
Instalment loans and other personal lending	—	—	24,633	962	—	—	25,595
Lease financing	—	—	4,345	—	—	—	4,345
Total Australia	18,293	556	226,199	13,580	21,748	15,388	295,764
New Zealand
Government and other public authorities	263	—	503	176	—	—	942
Agriculture, forestry and fishing	—	—	3,982	118	—	—	4,100
Commercial and financial	3,085	—	11,291	1,656	2,522	68	18,622
Real estate - construction	—	—	367	130	—	—	497
Real estate - mortgage	—	—	24,820	2,178	—	—	26,998
Instalment loans and other personal lending	—	—	2,354	40	—	—	2,394
Lease financing	—	—	11	—	—	—	11
Total New Zealand	3,348	—	43,328	4,298	2,522	68	53,564
Other Overseas
Government and other public authorities	—	333	32	36	—	—	401
Agriculture, forestry and fishing	—	—	55	2	—	—	57
Commercial and financial	353	1,622	3,231	3,667	38	—	8,911
Real estate - construction	—	—	60	46	—	—	106
Real estate - mortgage	—	—	702	1	—	—	703
Instalment loans and other personal lending	—	—	291	189	—	—	480
Lease financing	—	—	16	—	—	—	16
Total Other Overseas	353	1,955	4,387	3,941	38	—	10,674
Total	21,994	2,511	273,914	21,819	24,308	15,456	360,002
Other risk concentrations
Amounts due from other financial institutions							28,379
Regulatory deposits							753
Total gross credit risk							389,134

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

	Consolidated 2006
	Trading Assets and Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans	Credit Commitments(1)	Derivatives	Life Insurance Assets	Total
	$m	$m	$m	$m	$m	$m	$m
Australia
Government and other public authorities	5,015	—	278	484	192	—	5,966
Agriculture, forestry and fishing	—	—	2,954	88	304	—	2,145
Commercial and financial	6,433	355	65,244	8,741	8,270	14,215	104,619
Real estate - construction	—	—	2,734	1,185	34	—	3,705
Real estate - mortgage	—	—	96,456	441	—	—	96,988
Instalment loans and other personal lending	—	—	23,777	351	—	—	24,128
Lease financing	—	—	4,216	—	—	—	4,216
Total Australia	11,448	355	195,659	11,290	8,800	14,215	241,767
New Zealand
Government and other public authorities	588	—	379	178	12	—	1,157
Agriculture, forestry and fishing	—	—	3,392	39	1	—	3,432
Commercial and financial	3,101	412	9,181	1,602	1,184	66	15,546
Real estate - construction	—	—	322	27	—	—	349
Real estate - mortgage	—	—	21,374	1,923	—	—	23,297
Instalment loans and other personal lending	—	—	1,998	40	—	—	2,038
Lease financing	—	—	—	—	—	—	—
Total New Zealand	3,689	412	36,646	3,809	1,197	66	45,819
Other Overseas
Government and other public authorities	—	192	8	38	—	—	238
Agriculture, forestry and fishing	—	—	57	2	—	—	59
Commercial and financial	1,705	10	2,386	2,202	314	—	6,617
Real estate - construction	—	—	123	43	—	—	166
Real estate - mortgage	—	—	639	5	—	—	644
Instalment loans and other personal lending	—	—	147	171	—	—	318
Lease financing	—	—	19	—	—	—	19
Total Other Overseas	1,705	202	3,379	2,461	314	—	8,061
Total	16,842	969	235,684	17,560	10,311	14,281	295,647
Other risk concentrations
Amounts due from other financial institutions							12,211
Regulatory deposits							465
Total gross credit risk							308,323

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

The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in the reference rate or index relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable and, thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

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

a.               Fair value hedges

The Group hedges a proportion of its interest rate risk in medium term debt issuances through fair value hedges in the form of single currency and cross-currency interest rate derivatives. The Group also hedges part of its interest rate risk in the fair value of fixed rate assets and liabilities denominated both in local and foreign currencies through the use of interest rate derivatives.

b.              Cash flow hedges

The Group hedges its exposure to volatility of interest cash flows from floating-rate customer deposits and loans through the use of interest rate derivatives.

c.               Net investment hedges

The Group hedges the majority of the currency translation risk of net investments in foreign operations through foreign exchange forward transactions. There were no significant changes to level of hedging during the current year. Changes to the equity hedges during the prior year resulted from the winding down of the New Jersey subsidiary and Tokyo branch and the establishment of a new European entity Westpac Europe Ltd.

The notional amount and fair values of derivative instruments held for trading and designated as hedges are set out in the following tables:

	30 September 2007 Consolidated			30 September 2006 Consolidated
	Notional	Fair Value Asset	Fair Value Liability	Notional	Fair Value Asset	Fair Value Liability
	$m	$m	$m	$m	$m	$m
Held for trading
Interest rate
Futures	54,619	139	—	55,383	59	14
Forwards	63,217	18	23	51,643	5	7
Swaps	572,630	4,906	4,342	505,602	2,419	2,510
Options	23,574	66	66	33,074	43	36
Foreign exchange
Futures	—	—	—	—	—	—
Forwards	487,407	9,045	9,483	342,911	2,685	2,623
Swaps	174,402	7,894	8,042	158,684	3,777	1,966
Options	41,242	759	558	52,653	357	306
Commodities	9,980	604	157	9,728	162	165
Equities and credit	21,922	173	113	19,385	14	—
Total held for trading derivatives	1,448,993	23,604	22,784	1,229,063	9,521	7,627
Fair value hedges
Interest rate
Futures	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	13,207	140	73	17,677	70	14
Options	—	—	—	—	—	—
Foreign exchange
Futures	—	—	—	—	—	—
Forwards	—	—	—	—	—	—
Swaps	15,028	40	1,984	12,475	512	1,429
Total fair value hedging derivatives	28,235	180	2,057	30,152	582	1,443
Cash flow hedges
Interest rate
Futures(1)	1,183	12	—	2,809	—	—
Forwards	—	—	—	—	—	—
Swaps	45,208	485	349	45,417	201	194
Foreign exchange
Futures	—	—	—	—	—	—
Forwards	463	16	—	447	—	22
Swaps	—	—	—	—	—	—
Total cash flow hedging derivatives	46,854	513	349	48,673	201	216
Net investment hedges	2,542	11	2	2,156	7	56
Total net investment hedges	2,542	11	2	2,156	7	56
Total Derivatives	1,526,624	24,308	25,192	1,310,044	10,311	9,342

(1)          Futures contract fair value is settled daily with the exchange.

Amounts accumulated in equity in respect of cash flow hedges are recycled to the income statement when the forecast transaction occurs. There are no forecast transactions where hedge accounting has been ceased due to the transaction not being expected to occur.

Underlying cash flows from cash flow hedges are, as a proportion of total cash flows, expected to occur in the following periods:

	Less Than 1 Month	1 Month to 3 Months	3 Months to 1 Year	1 Year to 2 Years	2 to 3 Years	3 to 4 Years	4 to 5 Years	Over 5 Years
2007
Cash inflows (assets)	2.5%	7.7%	27.8%	24.4%	13.6%	8.8%	5.3%	9.9%
Cash outflows (liabilities)	2.1%	8.0%	27.3%	24.5%	13.8%	9.1%	5.5%	9.7%
2006
Cash inflows (assets)	3.3%	7.5%	31.3%	28.5%	14.1%	6.1%	3.4%	5.8%
Cash outflows (liabilities)	2.9%	8.6%	29.2%	28.8%	14.7%	6.3%	3.8%	5.7%

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

The following table represents a breakdown of the earlier of the contractual repricing or maturity dates of the Group’s net asset position as at  30 September 2007. The Group uses this contractual repricing information as a base, which is then altered to take account of consumer behaviour, to manage its interest rate risk.

	Consolidated 2007
	Floating Rate	Less Than 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	1 Year to 2 Years	2 Years to 3 Years	3 Years to 4 Years	4 Years to 5 Years	Over 5 Years	Non- Interest Bearing(2)	Total	Weighted Average Effective Interest Rate(1)
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
Australia
Assets
Cash and balances with central banks	—	—	—	—	—	—	—	—	—	1,024	1,024	—
Due from other financial institutions	89	11,611	11,718	1,855	—	—	—	—	—	—	25,273	6.8
Derivative financial instruments	—	—	—	—	—	—	—	—	—	21,748	21,748	—
Trading securities	787	3,879	2,702	5,017	61	380	1,429	488	2,371	—	17,114	6.3
Other financial assets designated at fair value	70	15	22	179	96	109	83	187	—	418	1,179	9.0
Available-for-sale securities	142	364	—	—	—	—	—	—	—	50	556	6.0
Loans(2)	126,577	36,702	21,123	14,109	12,190	9,458	2,237	2,883	920	(1,123)	225,076	6.6
Life insurance assets(3)	1,773	73	145	32	35	28	22	18	59	13,203	15,388	6.8
All other assets	—	—	—	—	—	—	—	—	—	5,112	5,112	—
Total assets	129,438	52,644	35,710	21,192	12,382	9,975	3,771	3,576	3,350	40,432	312,470
Liabilities
Due to other financial institutions	606	2,775	267	229	—	—	—	—	—	1,260	5,137	4.2
Deposits	62,742	35,533	26,142	23,161	159	2	—	—	44	3,314	151,097	6.8
Derivative financial instruments	—	—	—	—	—	—	—	—	—	22,017	22,017	—
Trading liabilities and other liabilities designated at fair value	64	931	1,932	4,563	—	—	—	—	532	103	8,125	6.3
Debt issues	23,136	12,678	25,411	5,988	1,121	1,789	1,027	1,283	3,042	6	75,481	5.5
Life insurance policy liabilities(3)	—	—	58	163	90	52	33	33	129	13,835	14,393	6.8
All other liabilities	—	—	—	—	—	—	—	—	—	5,099	5,099	—
Net intragroup payable	8,631	—	—	—	—	—	—	—	—	—	8,631	—
Total liabilities excluding loan capital	95,179	51,917	53,810	34,104	1,370	1,843	1,060	1,316	3,747	45,634	289,980
Loan capital	4,284	—	666	—	321	330	250	397	889	—	7,137	5.8
Total liabilities	99,463	51,917	54,476	34,104	1,691	2,173	1,310	1,713	4,636	45,634	297,117
Net assets	29,975	727	(18,766)	(12,912)	10,691	7,802	2,461	1,863	(1,286)	(5,202)	15,353
Total equity	—	—	—	—	—	—	—	—	—	15,353	15,353
Derivative financial instruments (notional)	(18,106)	(22,890)	52,182	(7,541)	(3,385)	(446)	(1,755)	2,209	(268)	—	—
Net mismatch – Australia	11,869	(22,163)	33,416	(20,453)	7,306	7,356	706	4,072	(1,554)	(20,555)	—

(1)   The weighted average effective interest rate is calculated excluding non-interest bearing assets and liabilities.

(2)   The non-interest bearing category for loans includes the provisions for impairment on loans.

(3)   The investment earnings on life insurance assets support the life insurance policy liabilities and do not contribute to interest rate risk on the Group’s banking operations.

	Consolidated 2007
	Floating Rate	Less Than 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	1 Year to 2 Years	2 Years to 3 Years	3 Years to 4 Years	4 Years to 5 Years	Over 5 Years	Non- Interest Bearing(2)	Total	Weighted Average Effective Interest Rate(1)
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
New Zealand
Assets
Cash and balances with central banks	—	1,101	—	—	—	—	—	—	—	88	1,189	8.3
Due from other financial institutions	—	457	—	—	—	—	—	—	—	50	507	8.3
Derivative financial instruments	—	—	—	—	—	—	—	—	—	2,522	2,522	—
Trading securities	—	3,348	—	—	—	—	—	—	—	—	3,348	8.5
Other financial assets designated at fair value	—	—	—	—	—	—	—	—	—	—	—	—
Available-for-sale securities	—	—	—	—	—	—	—	—	—	—	—	—
Loans(2)	8,621	7,342	5,099	6,151	8,397	3,628	1,730	2,309	51	(183)	43,145	9.2
Life insurance assets(3)	—	—	—	—	—	—	—	—	—	68	68	—
Property, plant and equipment	—	—	—	—	—	—	—	—	—	76	76	—
All other assets	—	—	—	—	—	—	—	—	—	1,334	1,334	—
Total assets	8,621	12,248	5,099	6,151	8,397	3,628	1,730	2,309	51	3,955	52,189
Liabilities
Due to other financial institutions	—	750	6	—	—	—	—	—	—	—	756	8.3
Deposits	9,423	6,478	5,045	5,537	211	78	13	19	2	1,952	28,758	8.7
Derivative financial instruments	—	—	—	—	—	—	—	—	—	2,839	2,839	6.6
Trading liabilities and other liabilities designated at fair value	—	98	—	—	—	—	—	—	—	—	98	7.6
Debt issues	—	1,533	2,069	313	453	340	—	120	—	—	4,828	6.1
Life insurance policy liabilities(3)	—	—	—	—	—	—	—	—	—	(1)	(1)	—
All other liabilities	—	—	—	—	—	—	—	—	—	550	550	—
Net intragroup payable	12,567	—	—	—	—	—	—	—	—	—	12,567	—
Total liabilities excluding loan capital	21,990	8,859	7,120	5,850	664	418	13	139	2	5,340	50,395
Loan capital	—	—	(23)	—	—	—	—	—	—	—	(23)	—
Total liabilities	21,990	8,859	7,097	5,850	664	418	13	139	2	5,340	50,372
Net assets	(13,369)	3,389	(1,998)	301	7,733	3,210	1,717	2,170	49	(1,385)	1,817
Total equity	—	—	—	—	—	—	—	—	—	1,817	1,817
Derivative financial instruments (notional)	—	3,738	7,856	(1,975)	(5,997)	(1,965)	(308)	(1,337)	(12)	—	—
Net mismatch – New Zealand	(13,369)	7,127	5,858	(1,674)	1,736	1,245	1,409	833	37	(3,202)	—
Other Overseas
Total assets	21,246	5,088	1,999	486	65	565	278	93	1,366	174	31,360	6.2
Total liabilities	424	10,594	10,230	3,619	2,651	505	5	175	1,761	735	30,699	5.3
Net Assets	20,822	(5,506)	(8,231)	(3,133)	(2,586)	60	273	(82)	(395)	(561)	661
Total equity	—	—	—	—	—	—	—	—	—	661	661
Derivative financial instruments (notional)	—	(402)	(633)	(549)	349	—	322	285	628	—	—
Net mismatch – other Overseas	20,822	(5,908)	(8,864)	(3,682)	(2,237)	60	595	203	233	(1,222)	—

(1)   The weighted average effective interest rate is calculated excluding non-interest bearing assets and liabilities.

(2)   The non-interest bearing category for loans includes the provisions for impairment on loans.

(3)   The investment earnings on life insurance assets support the life insurance policy liabilities and do not contribute to interest rate risk on the Group’s banking operations.

	Consolidated 2006
	Floating Rate	Less Than 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	1 Year to 2 Years	2 Years to 3 Years	3 Years to 4 Years	4 Years to 5 Years	Over 5 Years	Non- Interest Bearing(2)	Total	Weighted Average Effective Interest Rate(1)
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
Australia
Assets
Cash and balances with central banks	—	—	—	—	—	—	—	—	—	2,060	2,060	—
Due from other financial institutions	265	5,054	2,208	2,276	—	—	—	—	—	—	9,803	6.1
Derivative financial instruments	—	—	—	—	—	—	—	—	—	8,800	8,800	—
Trading securities	—	7,025	3,885	—	—	—	—	—	(24)	—	10,886	6.1
Other financial assets designated at fair value	—	542	23	—	—	—	—	—	—	(3)	562	5.9
Available-for-sale securities	204	42	7	34	—	—	—	—	—	68	355	5.3
Loans(2)	116,342	28,628	16,979	11,280	8,621	9,896	1,736	1,466	711	(1,019)	194,640	7.2
Life insurance assets(3)	1,769	77	239	37	41	33	27	20	74	11,898	14,215	5.7
All other assets	—	—	—	—	—	—	—	—	—	5,585	5,585	—
Total assets	118,580	41,368	23,341	13,627	8,662	9,929	1,763	1,486	761	27,389	246,906
Liabilities
Due to other financial institutions	766	945	2,890	208	—	—	—	—	—	1,132	5,941	4.3
Deposits	62,742	23,162	20,663	17,990	247	—	2	—	116	3,640	128,562	4.7
Derivative financial instruments	—	—	—	—	—	—	—	—	—	7,663	7,663	—
Trading liabilities and other liabilities designated at fair value	—	2,771	—	—	—	—	—	—	—	—	2,771	6.2
Debt issues	20,467	8,604	16,695	7,936	2,480	787	1,011	1,050	765	—	59,795	4.9
Life insurance policy liabilities(3)	—	20	49	177	119	56	36	33	155	12,831	13,476	5.7
All other liabilities	—	—	—	—	—	—	—	—	—	5,027	5,027	—
Net intragroup payable	4,345	—	—	—	—	—	—	—	—	—	4,345	—
Total liabilities excluding loan capital	88,320	35,502	40,297	26,311	2,846	843	1,049	1,083	1,036	30,293	227,580
Loan capital	2,600	—	—	—	—	—	93	—	2,599	—	5,292	5.0
Total liabilities	90,920	35,502	40,297	26,311	2,846	843	1,142	1,083	3,635	30,293	232,872
Net assets	27,660	5,866	(16,956)	(12,684)	5,816	9,086	621	403	(2,874)	(2,904)	14,034
Total equity	—	—	—	—	—	—	—	—	—	14,034	14,034
Derivative financial instruments (notional)	(18,161)	(38,274)	40,697	18,879	276	(3,847)	(42)	216	256	—	—
Net mismatch – Australia	9,499	(32,408)	23,741	6,195	6,092	5,239	579	619	(2,618)	(16,938)	—

(1)   The weighted average rate is calculated excluding non-interest bearing assets and liabilities.

(2)   The non-interest bearing category for loans includes the provisions for impairment on loans.

(3)   The investment earnings on life insurance assets support the life insurance policy liabilities and do not contribute to interest rate risk on the Group’s banking operations.

	Consolidated 2006
	Floating Rate	Less Than 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	1 Year to 2 Years	2 Years to 3 Years	3 Years to 4 Years	4 Years to 5 Years	Over 5 Years	Non- Interest Bearing(2)	Total	Weighted Average Effective Interest Rate(1)
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
New Zealand
Assets
Cash and balances with central banks	—	654	—	—	—	—	—	—	—	217	871	—
Due from other financial institutions	—	31	—	—	—	—	—	—	—	240	271	5.1
Derivative financial instruments	—	—	—	—	—	—	—	—	—	1,198	1,198	—
Trading securities	—	2,326	—	—	—	—	—	—	—	8	2,334	7.4
Other financial assets designated at fair value	—	—	1,354	—	—	—	—	—	—	—	1,354	7.4
Available-for-sale securities	—	—	393	—	—	—	—	—	—	20	413	7.5
Loans(2)	—	14,660	4,443	5,769	6,350	3,433	495	1,423	72	(135)	36,510	8.8
Life insurance assets(3)	—	—	—	—	—	—	—	—	—	66	66	—
Property, plant and equipment	—	—	—	—	—	—	—	—	—	85	85	—
All other assets	—	—	—	—	—	—	—	—	—	1,112	1,112	—
Total assets	—	17,671	6,190	5,769	6,350	3,433	495	1,423	72	2,811	44,214
Liabilities
Due to other financial institutions	—	642	1,748	—	—	—	—	—	—	399	2,789	7.3
Deposits	—	14,871	5,988	3,383	259	66	29	9	—	1,923	26,528	6.6
Derivative financial instruments	—	—	—	—	—	—	—	—	—	1,376	1,376	—
Trading liabilities and other liabilities designated at fair value	—	122	—	—	—	—	—	—	—	—	122	6.5
Debt issues	—	—	219	95	—	—	—	—	—	—	314	5.3
Life insurance policy liabilities(3)	—	—	—	—	—	—	—	—	—	—	—	—
All other liabilities	—	—	—	—	—	—	—	—	—	533	533	—
Net intragroup payable	10,940	—	—	—	—	—	—	—	—	—	10,940	—
Total liabilities excluding loan capital	10,940	15,635	7,955	3,478	259	66	29	9	—	4,231	42,602
Loan capital	—	—	—	—	—	—	(30)	—	—	—	(30)	—
Total liabilities	10,940	15,635	7,955	3,478	259	66	(1)	9	—	4,231	42,572
Net assets	(10,940)	2,036	(1,765)	2,291	6,091	3,367	496	1,414	72	(1,420)	1,642
Total equity	—	—	—	—	—	—	—	—	—	1,642	1,642
Derivative financial instruments (notional)	—	4,845	2,628	(7,789)	236	57	23	—	—	—	—
Net mismatch – New Zealand	(10,940)	6,881	863	(5,498)	6,327	3,424	519	1,414	72	(3,062)	—
Other Overseas
Total assets	15,422	356	4,237	540	503	245	220	509	1,088	624	23,744	5.8
Total liabilities	88	7,972	4,664	2,757	2,427	2,385	751	15	1,450	813	23,322	5.2
Net Assets	15,334	(7,616)	(427)	(2,217)	(1,924)	(2,140)	(531)	494	(362)	(189)	422
Total equity	—	—	—	—	—	—	—	—	—	422	422
Derivative financial instruments (notional)	—	(402)	(2,018)	(119)	81	5	—	299	2,154	—	—
Net mismatch – other Overseas	15,334	(8,018)	(2,445)	(2,336)	(1,843)	(2,135)	(531)	793	1,792	(611)	—

(1)   The weighted average rate is calculated excluding non-interest bearing assets and liabilities.

(2)   The non-interest bearing category for loans includes the provisions for impairment charges.

(3)   The investment earnings on life insurance assets support the life insurance policy liabilities and do not contribute to interest rate risk on the Group’s banking operations.

Note 35. Fair values of financial assets and liabilities

Financial assets and liabilities measured at fair value are derivatives, all trading assets and liabilities, available-for-sale assets and financial assets and liabilities designated at fair value through profit and loss. The fair value is the amount for which an asset could be exchanged, or a liability settled, in an arms-length transaction between knowledgeable, willing parties. The basis for determining fair value for these assets and liabilities is outlined in Note 1(f)(i) and 1(g)(i).

For all other financial assets and liabilities not measured at fair value, the fair value and basis for determining fair value are as follows:

	Consolidated
	2007		2006
	Amount	Fair Value	Amount	Fair Value
	$m	$m	$m	$m
Financial assets
Loans (net of unearned income):
Loans	273,914		235,684
Provision for impairment charges	(1,369)		(1,200)
	272,545	271,326	234,484	233,869
Financial liabilities
Deposits	199,222	198,972	167,741	167,749
Debt issues	87,126	87,227	66,080	66,130
Subordinated bonds, loans and debentures	6,042	6,085	4,107	4,120
Subordinated perpetual notes	429	442	521	521
Trust preferred securities	1,233	1,207	1,329	1,344

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

Trust preferred securities

The fair value of the trust preferred securities is determined by using the listed price at 30 September 2007. Where a listed price is not available, the fair value is determined using a discounted cash flow model. The discount rate applied reflects the term of the instrument and the credit quality of the issuer.

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

Primary reporting - business segments

The business segments are defined by the customers they service and the services they provide. The Business Financial Services segment is responsible for sales, servicing and product development for Small to Medium Enterprise customers within Australia. The Consumer Financial Services segment is responsible for sales, servicing and product development for consumer customers in Australia. The BT Financial Group Australia segment designs, manufactures and services financial products that enable customers to achieve their financial goals through the accumulation, management and protection of personal wealth. The Institutional Banking segment represents primarily corporations and institutional customers either based in, or with interests in, Australia and New Zealand, and also provides certain services to middle-market business banking customers in Australia and New Zealand. The New Zealand Banking segment provides banking and wealth management services to consumer and retail business customers in New Zealand. Other includes the results of Business Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions. The majority of the direct operating expenses of Other are recharged back to the business segments as indicated in the internal charges line within operating expenses.

During the current financial year the Business and Consumer Banking segment has been separated into the Consumer Financial Services segment and the Business Financial Services segment. This segregation reflects the reorganisation of the reporting structure of the Business and Consumer Banking business. Comparative information has been restated to reflect this change.

	Consolidated 2007
	Business	Consumer	BT Financial
	Financial	Financial	Group	Institutional	New Zealand
	Services	Services	Australia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Revenue from external customers(1)	3,437	10,428	1,619	4,123	3,436	2,892	25,935
Internal revenue	214	145	(2)	2,560	(33)	(2,884)	––
Total segment revenue	3,651	10,573	1,617	6,683	3,403	8	25,935
Interest income	2,765	9,775	355	3,526	3,074	2,580	22,075
Interest expense	(1,925)	(2,593)	1	(1,457)	(1,166)	(8,622)	(15,762)
Internal charges(2)	1,002	(4,498)	(307)	(1,475)	(1,005)	6,283	––
Net interest income	1,842	2,684	49	594	903	241	6,313
Net non-interest income	672	653	1,264	597	362	312	3,860
Internal charges(2)	(222)	134	(129)	331	11	(125)	––
Total operating income	2,292	3,471	1,184	1,522	1,276	428	10,173
Depreciation and amortisation	(3)	(3)	(10)	(1)	(58)	(246)	(321)
Other non-cash expenses	(36)	(70)	(26)	(30)	(4)	(52)	(218)
Other operating expenses	(450)	(1,151)	(508)	(454)	(517)	(924)	(4,004)
Internal charges(2)	(305)	(671)	(58)	(133)	(22)	1,189	––
Total operating expenses	(794)	(1,895)	(602)	(618)	(601)	(33)	(4,543)
Impairment charges	(106)	(223)	––	(43)	(71)	(39)	(482)
Profit before income tax	1,392	1,353	582	861	604	356	5,148
Income tax expense	(417)	(402)	(166)	(251)	(190)	(204)	(1,630)
Minority interest	––	––	1	––	(3)	(65)	(67)

Net profit attributable to shareholders of Westpac Banking Corporation	975	951	417	610	411	87	3,451
Total assets	54,594	135,631	21,960	76,275	37,619	48,742	374,821
Total liabilities	73,543	56,222	14,243	43,942	21,860	147,180	356,990
Acquisition of property, plant and equipment, goodwill and other intangible assets	51	64	27	39	46	171	398

(1)   Revenue from external customers comprised of interest income and non-interest income.

(2)   Internal charges comprised of Treasury transfer pricing and property and other operating costs charged by BTSS are eliminated on consolidation.

Changes in the carrying value of goodwill and other intangible assets related to each business segment for the year ended 30 September 2007 are presented in the table below.

	Consolidated 2007
	Business	Consumer	BT Financial
	Financial	Financial	Group	Institutional	New Zealand
	Services	Services	Ausralia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	213	392	1,217	110	465	6	2,403
Goodwill acquired during the year	––	––	––	––	––	––	––
Goodwill disposal during the year	––	––	––	––	––	––	––
Foreign exchange adjustments/other adjustments	––	––	––	––	(5)	––	(5)
Balance as at year end	213	392	1,217	110	460	6	2,398
Other intangible assets
Balance as at beginning of the year	––	––	110	3	113	323	549
Other intangibles acquired during the year	––	––	22	37	30	162	251
Other intangible disposed of during the year	––	––	––	––	––	––	––
Other intangible amortisation and impairment and movements in foreign exchange	––	––	(40)	(40)	(35)	(94)	(209)
Balance as at year end	––	––	92	––	108	391	591

	Consolidated 2006
	Business	Consumer	BT Financial
	Financial	Financial	Group	Institutional	New Zealand
	Services	Services	Australia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Revenue from external customers(1)	2,992	8,720	1,292	3,756	2,948	1,958	21,666
Internal revenue	172	125	28	2,888	133	(3,346)	––
Total segment revenue	3,164	8,845	1,320	6,644	3,081	(1,388)	21,666
Interest income	2,351	8,114	234	3,089	2,561	1,742	18,091
Interest expense	(1,432)	(2,162)	1	(1,629)	(983)	(6,244)	(12,449)
Internal charges(2)	708	(3,501)	(168)	(986)	(715)	4,662	––
Net interest income	1,627	2,451	67	474	863	160	5,642
Net non-interest income	641	606	1,058	675	378	217	3,575
Internal charges(2)	(212)	108	(94)	178	2	18	––
Total operating income	2,056	3,165	1,031	1,327	1,243	395	9,217
Depreciation and amortisation	––	(2)	(26)	(4)	(51)	(209)	(292)
Other non-cash expenses	(31)	(85)	(26)	(17)	(6)	(44)	(209)
Other operating expenses	(452)	(1,182)	(439)	(456)	(530)	(735)	(3,794)
Internal charges(2)	(245)	(558)	(56)	(72)	(13)	944	––
Total operating expenses	(728)	(1,827)	(547)	(549)	(600)	(44)	(4,295)
Impairment charges	(69)	(220)	––	(39)	(29)	(18)	(375)
Profit before income tax	1,259	1,118	484	739	614	333	4,547
Income tax expense	(379)	(331)	(145)	(214)	(194)	(159)	(1,422)
Minority interest	––	––	––	––	(3)	(51)	(54)
Net profit attributable to shareholders of Westpac Banking Corporation	880	787	339	525	417	123	3,071
Total assets	47,583	121,043	18,705	56,541	33,766	21,940	299,578
Total liabilities	63,502	50,666	13,339	31,832	19,177	104,964	283,480
Acquisition of property, plant and equipment, goodwill and other intangible asset	3	4	43	5	48	342	445

(1)   Revenue from external customers comprised of interest income and non-interest income.

(2)   Internal charges comprised of Treasury transfer pricing and property and other operating costs charged by BTSS are eliminated on consolidation.

Changes in the carrying value of goodwill and other intangible assets related to each business segment for the year ended 30 September 2006 are presented in the table below.

	Consolidated 2006
	Business	Consumer	BT Financial
	Financial	Financial	Group	Institutional	New Zealand
	Services	Services	Ausralia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	213	392	1,230	110	485	6	2,436
Goodwill acquired during the year	––	––	––	––	––	––	––
Goodwill disposal during the year	––	––	(15)	––	––	––	(15)
Foreign exchange adjustments/other adjustments	––	––	2	––	(20)	––	(18)
Balance as at year end	213	392	1,217	110	465	6	2,403
Other intangible assets
Balance as at beginning of the year	––	––	77	––	97	347	521
Other intangibles acquired during the year	––	––	39	3	43	135	220
Other intangible disposed of during the year	––	––	––	––	––	(10)	(10)
Other intangible amortisation and impairment and movements in foreign exchange	––	––	(6)	––	(27)	(149)	(182)
Balance as at year end	––	––	110	3	113	323	549

	Consolidated 2005
	Business	Consumer	BT Financial
	Financial	Financial	Group	Institutional	New Zealand
	Services	Services	Ausralia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Revenue from external customers(1)	2,691	7,873	1,191	2,508	2,732	2,003	18,998
Internal revenue	187	135	19	3,554	(53)	(3,842)	––
Total segment revenue	2,878	8,008	1,210	6,062	2,679	(1,839)	18,998
Interest income	2,054	7,309	165	2,285	2,292	1,439	15,544
Interest expense	(1,061)	(2,065)	(1)	(1,062)	(861)	(5,235)	(10,285)
Internal charges(2)	443	(3,003)	(133)	(792)	(646)	4,131	––
Net interest income	1,436	2,241	31	431	785	335	5,259
Net non-interest income	637	564	1,026	231	432	564	3,454
Internal charges(2)	(130)	99	(116)	641	(28)	(466)	––
Total operating income	1,943	2,904	941	1,303	1,189	433	8,713
Depreciation and amortisation	––	(1)	(9)	(5)	(64)	(205)	(284)
Other non-cash expenses	(34)	(72)	(36)	(18)	(9)	(52)	(221)
Other operating expenses	(428)	(1,605)	(425)	(404)	(482)	(310)	(3,654)
Internal charges(2)	(238)	(109)	(57)	(103)	(19)	526	––
Total operating expenses	(700)	(1,787)	(527)	(530)	(574)	(41)	(4,159)
Impairment charges	(71)	(241)	––	(37)	(33)	––	(382)
Profit before income tax	1,172	876	414	736	582	392	4,172
Income tax expense	(350)	(261)	(105)	(219)	(179)	(109)	(1,223)
Minority interest	––	––	––	(12)	(4)	(235)	(251)
Net profit attributable to shareholders of Westpac Banking Corporation	822	615	309	505	399	48	2,698
Total assets	40,900	108,580	17,152	47,141	30,925	21,565	266,263
Total liabilities	56,260	46,297	12,382	28,404	18,224	87,803	249,370
Acquisition of property, plant and equipment, goodwill and other intangible assets	31	30	2	99	72	188	422

(1)   Revenue from external customers comprised of interest income and non-interest income.

(2)   Internal charges comprised of Treasury transfer pricing and property and other operating costs charged by BTSS are eliminated on consolidation.

Changes in the carrying value of goodwill and other intangible assets related to each business segment for the year ended 30 September 2005 are presented in the table below.

	Consolidated 2005
	Business	Consumer	BT Financial
	Financial	Financial	Group	Institutional	New Zealand
	Services	Services	Australia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	213	392	1,230	33	499	6	2,373
Goodwill acquired during the year	––	––	––	77	––	––	77
Foreign exchange adjustments/other adjustments	––	––	––	––	(14)	––	(14)
Balance as at year end	213	392	1,230	110	485	6	2,436
Other intangible assets
Balance as at beginning of the year	––	––	79	––	92	284	455
Other intangibles acquired during the year	––	––	3	––	44	170	217
Other intangible disposed of during the year	––	––	––	––	(3)	(1)	(4)
Other intangible amortisation	––	––	(5)	––	(36)	(106)	(147)
Balance as at year end	––	––	77	––	97	347	521

Secondary reporting – Geographic segments

Geographic segmentation of assets, revenue and profit is based on the location of the office in which these items are booked. Intersegment pricing is determined on an arm’s length basis.

	2007		2006		2005
	$m	%	$m	%	$m	%
Revenue
Australia	20,820	80.2	17,496	80.8	15,231	80.1
New Zealand	4,527	17.5	3,477	16.0	3,255	17.1
Other(1)	588	2.3	693	3.2	530	2.8
Total	25,935	100.0	21,666	100.0	18,998	100.0
Profit before income tax
Australia	3,931	76.4	3,320	73.0	3,017	72.3
New Zealand	931	18.1	914	16.4	790	18.9
Other(1)	286	5.5	313	10.6	365	8.8
Total	5,148	100.0	4,547	100.0	4,172	100.0
Net profit attributable to equity holders of Westpac Banking Corporation
Australia	2,631	76.2	2,186	71.2	1,787	66.2
New Zealand	671	19.4	619	16.0	582	21.6
Other(1)	149	4.4	266	12.8	329	12.2
Total	3,451	100.0	3,071	100.0	2,698	100.0
Total assets
Australia	312,471	83.4	246,905	82.4	216,909	81.5
New Zealand	52,187	13.9	44,215	14.8	40,249	15.1
Other(1)	10,163	2.7	8,458	2.8	9,105	3.4
Total	374,821	100.0	299,578	100.0	266,263	100.0
Acquisition of fixed assets and intangible assets
Australia	339	85.1	379	85.2	345	81.8
New Zealand	46	11.6	65	14.6	65	15.4
Other(1)	13	3.3	1	0.2	12	2.8
Total	398	100.0	445	100.0	422	100.0

(1)   Other includes Pacific Islands, Asia, Americas and Europe.

Note 37. Auditors’ remuneration

	Consolidated			Parent Entity
	2007	2006	2005	2007	2006
	$’000	$’000	$’000	$’000	$’000
Remuneration for audit or review of the financial statements
Auditors of Westpac Banking Corporation	8,548	7,990	4,928	8,478	7,910
Auditors of controlled entities:
PricewaterhouseCoopers	1,454	1,351	1,095	—	—
Other auditors	107	32	23	—	—
	10,109	9,373	6,046	8,478	7,910
Goods and services tax	928	912	594	848	782
	11,037	10,285	6,640	9,326	8,692
Remuneration for other audit services:
PricewaterhouseCoopers - Australian firm	624	1,717	1,772	554	1,408
Related practices of PricewaterhouseCoopers	852	516	223	244	362
	1,476	2,233	1,995	798	1,770
Goods and services tax	220	235	197	82	185
	1,696	2,468	2,192	880	1,955
Total remuneration for audit services	12,733	12,753	8,832	10,206	10,647
Remuneration for audit-related services:
PricewaterhouseCoopers - Australian firm	1,606	33	1,687	1,102	14
Related practices of PricewaterhouseCoopers	116	66	204	22	44
	1,722	99	1,891	1,124	58
Goods and services tax	163	2	177	120	1
	1,885	101	2,068	1,244	59
Remuneration for taxation services:
PricewaterhouseCoopers - Australian firm	23	73	19	5	66
Related practices of PricewaterhouseCoopers	124	103	415	114	49
	147	176	434	119	115
Goods and services tax	20	11	49	18	9
	167	187	483	137	124
Remuneration for other services:
PricewaterhouseCoopers - Australian firm	509	150	227	483	150
Related practices of PricewaterhouseCoopers	5	—	45	5	—
	514	150	272	488	150
Goods and services tax	45	15	25	41	15
	559	165	297	529	165
Total remuneration for non-audit services	2,611	453	2,848	1,910	348
Total audit and non-audit services (excluding goods and services tax)	13,968	12,031	10,638	11,007	10,003
Goods and services tax	1,376	1,175	1,042	1,109	992
Total audit and non-audit services (including goods and services tax)	15,344	13,206	11,680	12,116	10,995

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

The external auditor, PricewaterhouseCoopers, also provides audit and non-audit services to non-consolidated entities including non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of their services were approximately $4.9 million in total (2006 $4.5 million, 2005 $3.6 million). PricewaterhouseCoopers may also provide audit and non-audit services to other entities in which Westpac holds a minority interest, and which are not consolidated. Westpac is not aware of the amount of any fees paid by those entities.

Note 38. Expenditure commitments

	Consolidated		Parent Entity
	2007	2006	2007	2006
	$m	$m	$m	$m
Commitments for capital expenditure not provided for in the financial statements
Payable within one year	94	51	4	47
Payable later than one year but not later than five years	39	2	1	—
Payable after five years	—	—	—	—
Total commitments for capital expenditure not provided for in the financial statements	133	53	5	47
Lease commitments (all leases are classified as operating leases)
Premises and sites	1,585	1,505	1,392	1,501
Furniture and equipment	6	5	2	5
Total lease commitments	1,591	1,510	1,394	1,506
Due within one year	267	251	229	249
Due after one year but not later than five years	694	669	599	667
Due after five years	630	590	566	590
Total lease commitments	1,591	1,510	1,394	1,506
Other expenditure commitments
Payable within one year	361	266	307	266
Payable later than one year but not later than five years	929	844	796	844
Payable after five years	450	111	78	111
Total other expenditure commitments	1,740	1,221	1,181	1,221

As at 30 September 2007, the total future minimum lease payments expected to be received by Group and the Parent Entity from non-cancellable sub-leases were $40 million (2006 $47 million) and $38 million (2006 $44 million) respectively.

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

On 7 March 2003, we executed an agreement to lease 74,000 m2 of office space with Leighton Properties Pty Limited in relation to new premises being developed at the northern end of Darling Harbour near King Street in Sydney, Australia. Construction of the new premises was completed in 2006. The project resulted in the consolidation of our existing ten Sydney Central Business District offices into just two primary locations, being Westpac Place and our existing office at 60 Martin Place.

The building at Westpac Place consists of two office towers of 21 and 32 levels linked by a common foyer and includes two levels of retail space, a retail branch, childcare facilities, an urban park, and both tenant and public parking. We have signed a 12 year lease on the building with three six year options to extend. The initial 12 year lease commitment commenced on completion of the licence period in November 2006 and is included in the lease commitment table above.

Service agreements

The maximum contingent liability for termination benefits in respect of service agreements with the Chief Executive Officer and other Group Key Management Personnel at 30 September 2007 was $9.0 million (2006 $6.7 million).

Significant long term contracts

On 3 September 2006, Westpac entered into a three year agreement with Stream Solution (Holdings Pty Ltd) to provide Westpac’s end to end print management services.

On 1 December 2005, Westpac renewed its Managed Network Service agreement with Telstra Corporation for a further five year term. Under this agreement Telstra will provide voice, data and video services for corporate and retail banking in Australia and the Pacific Region.

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

On 30 September 2002, Westpac entered into a ten year agreement with First Data Resources (FDR) Australia Limited to provide a managed service for our cards processing. This involves managing the application within the Westpac/IBM environment. FDR assumed responsibility for the Group’s Australasian cards processing in phases from October 2002. Westpac retains control of its cards sales, credit, collections and customer service functions.

On 1 October 2001, Westpac entered into a ten year agreement with EDS (Business Process Administration) Pty Limited whereby they will provide mortgage and other processing services in connection with the mortgage loan portfolio.

On 3 December 2000, Westpac entered into a ten year contract with IBM Global Services Australia relating to the management of the core banking technology operations in Australia, New Zealand and the Pacific Bank. The exact amount of the contract commitment is unable to be reliably measured as Westpac’s obligations are dependent upon business volumes over the period of the contract. Commitments in relation to long term contracts are included in other expenditure commitments above.

Note 39. Superannuation commitments

The group operates three principal defined benefit superannuation funds, the Westpac Staff Superannuation Plan (WSSP), the Westpac New Zealand Superannuation Scheme (WNZS) and the Westpac Banking Corporation UK Staff Superannuation Scheme (UKSS). Effective from 1 November 2006, Westpac New Zealand employees were no longer employed by Westpac Banking Corporation but instead were employed by Westpac New Zealand Limited. This has resulted in the parent entity disclosure differing to the consolidated disclosures in the current financial year.

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

Superannuation expense

	Consolidated		Parent
	2007	2006	2007	2006
	$m	$m	$m	$m
Current service cost	46	49	45	49
Interest cost	104	91	100	91
Expected return of fund assets	(144)	(127)	(139)	(127)
Recognised actuarial loss	—	4	—	4
Curtailments or settlements(1)	(3)	—	—	—
	3	17	6	17

(1)   Effective 28 September 2007, Westpac reduced the numbers of employees entitled to the Westpac New Zealand Superannuation Scheme.

Change in benefit obligation

	Consolidated		Parent
	2007	2006	2007	2006
	$m	$m	$m	$m
Benefit obligation at the beginning of the period	2,132	1,950	2,132	1,950

Current service cost	46	49	45	49
Interest cost	104	91	100	91
Past service cost	—	—	—	—
Curtailments or settlements(1)	(16)	—	—	—
Transfer to subsidary(2)	—	—	(114)	—
Actuarial loss	56	145	57	145
Contributions by members	19	26	19	26
Benefits paid	(142)	(143)	(135)	(143)
Transfer to defined contribution plan(3)	(149)	—	(149)	—
Exchange and other adjustments	(25)	14	(24)	14
Benefit obligation at the end of the period	2,025	2,132	1,931	2,132

(1)   Effective 28 September 2007, Westpac reduced the numbers of employees entitled to the Westpac New Zealand Superannuation Scheme.

(2)   Effective 1 November 2006, Westpac transferred its retail banking operation in New Zealand to a separate legal entity in the Group, Westpac New Zealand Limited. As part of this it transferred the Westpac New Zealand Superannuation Scheme to Westpac New Zealand Limited.

(3)   Certain benefits under the Westpac Staff Superannuation Plan were transferred to a Defined Contribution Plan during the financial year.

The benefit obligation arises from plans that are wholly unfunded and wholly or partly funded as follows:

	Consolidated		Parent
	2007	2006	2007	2006
	$m	$m	$m	$m
Unfunded obligations(1)	25	27	25	27
Wholly or partly funded obligations	2,000	2,105	1,906	2,105
	2,025	2,132	1,931	2,132

(1)   Unfunded obligations relates to UK medical benefits.

Change in plan assets

	Consolidated		Parent
	2007	2006	2007	2006
	$m	$m	$m	$m
Fair value of plan assets at beginning of the year	2,022	1,927	2,022	1,927

Expected return on plan assets	144	127	139	127
Actuarial gain	125	134	124	134
Actuarial returns on plan	269	261	263	261
Employer contributions	6	7	5	7
Settlements(1)	(14)	—	—	—
Transfer to subsidary(2)	—	—	(99)	—
Contributions by members	19	26	19	26
Benefits paid	(142)	(143)	(135)	(143)
Contributions to the accumulation plan	(81)	(69)	(81)	(69)
Transfer to defined contribution plan(3)	(149)	—	(149)	—
Exchange and other adjustments	(21)	13	(20)	13
Fair value of plan assets at end of the year	1,909	2,022	1,825	2,022

Benefit obligation at the end of the period	2,025	2,132	1,931	2,132
Fair value of plan assets at the end of the period	1,909	2,022	1,825	2,022
Net obligations	(116)	(110)	(106)	(110)
Unrecognised actuarial gains	(158)	(89)	(147)	(89)
Net recognised liability	(274)	(199)	(253)	(199)

(1)   Effective 28 September 2007, Westpac reduced the numbers of employees entitled to the Westpac New Zealand Superannuation Scheme.

(2)   Effective 1 November 2006, Westpac transferred its retail banking operation in New Zealand to a separate legal entity in the Group. As part of this it transferred the Westpac New Zealand Superannuation Scheme to Westpac New Zealand Limited.

(3)   Certain benefits under the Westpac Staff Superannuation Plan were transferred to a Defined Contribution Plan during the financial year.

Assumptions used in actuarial valuations

	Consolidated and Parent Entity
	2007		2006
	Australian	Overseas	Australian	Overseas
	Fund	Funds	Fund	Funds
Discount rate	6.2%	4.4 - 5.8%	5.6%	3.9 - 5.0%
Expected return on plan assets - active members	7.8%	6.1 - 6.4%	7.4%	5.3 - 6.0%
Expected return on plan assets - pensioners	8.9%	6.1 - 6.4%	8.4%	5.3 - 6.0%
Expected increase in average salary of plan members	4.2%	3.5 - 4.6%	4.0%	3.5 - 4.3%
Rate of increase for pensions	3.2%	2.5 - 3.1%	3.0%	2.5 - 2.8%
Initial health care inflation	—	6.0%	—	6.0%
Long term health care inflation	—	6.0%	—	6.0%

In addition to the financial assumptions presented above, the pension mortality assumptions may also have a significant impact on measuring the net obligation. The average mortality assumptions are age related and allowances are made for future mortality improvements. The assumptions for our principle fund the WSSP for 2007 are that a 60 year old male pensioner is assumed to have an average life expectancy of 89.6 and a 60 year old female pensioner is assumed to have an average life expectancy of 93.9.

Asset allocation

	Consolidated and Parent Entity
	2007		2006
	Australian	Overseas	Australian	Overseas
	Fund	Funds	Fund	Funds
Cash	2%	0-2%	1%	1%
Equity instruments	67%	50 -55%	67%	50 - 57%
Debt instruments	23%	43 -50%	23%	43 - 50%
Property	8%	—	8%	—
Other assets	—	—	1%	—
	100.0%	100.0%	100%	100%

Investment held in Westpac investments

	Consolidated		Parent
	2007	2006	2007	2006
	$m	$m	$m	$m
Value of plan assets invested in Westpac debt and equity securities	117	151	101	151

Post retirement health care

A one percentage point change in assumed health care trend rates, assuming all other assumptions remain constant would affect current service costs and accumulated benefit obligation by:

	Consolidated		Parent
	2007	2006	2007	2006
	$m	$m	$m	$m
Post-employment benefit obligation - increase	3	4	3	4
Post-employment benefit obligation - decrease	(3)	(3)	(3)	(3)

Historic summary

	Consolidated		Parent
	2007	2006	2007	2006
	$m	$m	$m	$m
Defined benefit plan obligation	2,025	2,132	1,931	2,132
Plan assets	1,909	2,022	1,825	2,022
Net deficit	(116)	(110)	(106)	(110)
Experience adjustments on plan assets	125	134	124	134
Experience adjustments on plan liabilities	(56)	(145)	(57)	(145)

Funding status(1)

	Consolidated		Parent
	2007	2006	2007	2006
	$m	$m	$m	$m
Market value of assets(2)	2,012	2,157	1,915	2,157
Present value of accrued benefits(3)	1,787	1,947	1,692	1,947
Surplus	225	210	223	210

(1)   Represents the calculation of surplus/(deficit) used to make funding recommendations.

(2)   Calculated as at 30 June 2006 (WSSP), 5 April 2006 (UKSS) and 30 June 2007 (WNZS).

(3)   Calculated in accordance with Australian Accounting Standard AAS 25 – Financial Reporting by Superannuation Plans.

Contributions

For the WSSP Westpac is not currently making contributions to the fund. Based on the recommendations of the fund actuary, no contributions are expected to be made to the WSSP prior to 1 July 2008. Contributions are made to the WNZS at the rate of 12% of members salaries. For the UKSS contributions are being made at the rate of GBP2.2 million per annum. Funding recommendations are made based on the ‘Attained Age Method’, a method which impacts the timing of contribution requirements and assumes that the plans will not be discontinued.

Economic assumptions

The economic assumptions applied for the funding calculations differ to assumptions used in the accounting calculations above due to timing differences between valuation dates, discount rate and assumptions linked to expected returns on assets.

	WSSP	WNZS	UKSS
Discount rate	7.8%	5.0%	6.7%
Expected return on plan assets	7.8%	5.0%	6.7%
Expected increase in average salary of plan members	4.0%	3.5%	4.1%

Expected rate of return on assets assumptions

The assumed return on assets reflects the average rate of earnings expected in the long term on the plan’s assets. Accordingly this rate reflects the taxation on earnings, imputation credits from investments in Australian shares and also the need for reinvestment.

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

Off-balance sheet credit-risk related financial instruments are as follows:

	Consolidated				Parent Entity
	2007		2006		2007		2006
	Contract or		Contract or		Contract or		Contract or
	Notional	Credit	Notional	Credit	Notional	Credit	Notional	Credit
	Amount	Equivalent(1)	Amount	Equivalent(1)	Amount	Equivalent(1)	Amount	Equivalent(1)
	$m	$m	$m	$m	$m	$m	$m	$m
Credit-risk related instruments
Standby letters of credit and financial guarantees(2)	5,189	2,931	5,019	2,599	5,063	2,806	4,936	2,517
Trade letters of credit(3)	2,507	501	2,585	517	1,910	382	2,574	515
Non-financial guarantees(4)	6,961	3,436	6,353	3,145	6,720	3,317	6,353	3,145
Commitments to extend credit:
Residual maturity less than one year(5)	41,946	—	30,949	—	38,023	—	30,901	—
Residual maturity one year or more	41,160	14,395	32,040	10,848	37,062	12,341	32,038	10,847
Other commitments(6)	1,701	556	1,180	451	1,542	399	1,179	451
Total credit-risk related instruments	99,464	21,819	78,126	17,560	90,320	19,245	77,981	17,475

(1)   Credit equivalents are determined in accordance with the APRA risk-weighted capital adequacy guidelines (refer to Note 28 to the financial statements).

(2)   This included $2.5 billion (2006 $2.4 billion) cash collateralised guarantees.

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

(6)   Other commitments include underwriter facilities and commitments with certain drawdowns.

	Consolidated
	Less Than	Between 1	Between 3	Over
2007	1 Year	and 3 Years	and 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
Standby letters of credit and financial guarantees	1,361	777	349	444	2,931
Trade letters of credit	7	305	1	188	501
Non-financial guarantees	418	1,852	187	979	3,436
Commitments to extend credit, residual maturity one year or more	—	6,574	2,872	4,949	14,395
Other commitments	132	62	—	362	556
Total commercial commitments	1,918	9,570	3,409	6,922	21,819

2006
Standby letters of credit and financial guarantees	1,370	627	227	375	2,599
Trade letters of credit	16	336	—	165	517
Non-financial guarantees	304	1,697	87	1,057	3,145
Commitments to extend credit, residual maturity one year or more	—	5,305	2,123	3,420	10,848
Other commitments	54	33	10	354	451
Total commercial commitments	1,744	7,998	2,447	5,371	17,560

Contingent assets

The credit commitments shown in the above table also constitute assets. These commitments would be classified as loans and other assets in the balance sheet on the contingent event eventuating.

Additional liabilities and commitments

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2007:

•      $17 million (2006 $19 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act, 1987 and the Workplace Injury Management and Workers’ Compensation Act, 1998 (New South Wales);

•      $6 million (2006 $5 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act, 1985 (Victoria); and

•      $2 million (2006 $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act, 2003 (Queensland).

Adequate provision has been made for these liabilities in the provision for annual leave and other staff benefits (refer to Note 22).

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings that have not been determined. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purposes of the financial statements and specific provisions have been made where appropriate within the credit litigation provision.

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

The New Zealand Commerce Commission issued proceedings on 9 November 2006 against Westpac’s New Zealand Branch (NZ Branch), Westpac New Zealand Limited and The Warehouse Financial Services Limited (members of the Westpac Group), Visa International, Cards NZ Limited, MasterCard International and all New Zealand issuers of Visa and MasterCard credit cards alleging that the setting of interchange rates and rules (relating to honour all cards, no surcharge, access and no discrimination) amount to price fixing or alternatively have the effect of substantially lessening competition in the New Zealand market in breach of the Commerce Act 1986. The proceedings seek to declare the conduct illegal and impose unspecified monetary penalties.

In addition, on 29 November 2006, a number of New Zealand retailers issued similar proceedings to the Commerce Commission (as described above) against the NZ Branch, Westpac New Zealand Limited, The Warehouse Financial Services Limited, Visa International, Cards NZ Limited, MasterCard International and New Zealand issuers of Visa and MasterCard credit cards. These proceedings also seek to declare the conduct illegal and an enquiry into damages. Any damages awarded, if any, would be in addition to any penalties imposed under the Commerce Act 1986 in the event the Commerce Commission is successful in the proceedings described above. On 16 October 2007, both proceedings (as described above) were discontinued against NZ Branch on the basis that the issues in the proceedings relate to assets and liabilities which vested in Westpac New Zealand Limited (also a defendant) on 1 November 2006. We are considering our position in relation to both proceedings and at this stage do not consider it necessary to raise a provision in relation to this matter.

The New Zealand Inland Revenue Department (NZIRD) is reviewing a number of structured finance transactions undertaken in New Zealand and has issued amended reassessments in respect of nine transactions, three undertaken in the 1999 tax year, two undertaken in the 2000 tax year, two undertaken in the 2001 tax year and two undertaken in the 2002 tax year. The maximum potential liability reassessed for the 1999 year is NZ$18 million (A$15 million) (NZ$25 million (A$21 million) with interest), for the 2000 year is NZ$61 million (A$52 million) (NZ$85 million (A$73 million) with interest), for the 2001 year is NZ$90 million (A$77 million) (NZ$127 million (A$109 million) with interest) and for the 2002 year it is NZ$108 million (A$93 million) (NZ$158 million (A$135 million) with interest). Interest for each year has been calculated to 30 September 2007.

The NZIRD is also investigating other transactions undertaken by the NZ Branch, which have materially similar features to those for which reassessments have been received. Should the NZIRD take the same position across all of these transactions, for the periods up to and including 30 September 2007, the overall primary tax in dispute will be approximately NZ$595million (A$510 million) (this includes the amounts noted above). With interest this increases to approximately NZ$815 million (A$698 million) (calculated to 30 September 2007).

Proceedings disputing the reassessments with respect to the 1999, 2000, 2001and 2002 tax years have been commenced. Westpac is confident that the tax treatment applied in all cases is correct. A ruling was sought from the NZIRD on an initial transaction in 1999 which, following extensive review by the NZIRD, was confirmed in early 2001. The principles underlying that ruling are applicable to, and have been followed in, all subsequent transactions.

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

Assets pledged

As part of standard terms of transaction with other banks, the Group has provided collateral to secure liabilities. The carrying value of financial assets pledged as collateral is:

	2007	2006
	$m	$m
Pledged to secure liabilities	586	417

Collateral received

All collateral received from counterparties to secure liabilities, besides residential mortgages, is received in the form of cash. Cash collateral held at 30 September 2007 was $811 million (2006 $704 million).

Parent Entity guarantees and undertakings

Excluded from the consolidated amounts disclosed above are the following guarantees and undertakings extended to entities in the Group by Westpac:

(i)    Guarantees of medium term notes and other debt securities issued by WestpacTrust Securities NZ Limited the proceeds of which are immediately on lent to Westpac. This company is an 100% owned finance subsidiary of Westpac and the guarantee provided by Westpac is in respect of securities issued pursuant to an exemption from registration under the US Securities Act of 1933;

(ii)   Issue of letters of comfort in respect of certain subsidiaries in the normal course of business. The letters recognise that Westpac has a responsibility to ensure that those subsidiaries continue to meet their obligations; and

(iii)  Guarantee of the repayment of loans made by Westpac Bank-PNG-Limited and Westpac Bank Samoa Limited to the extent that they exceed a prescribed limit.

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

The Group also manages life insurance statutory fund assets that are included in the consolidated financial statements.

The aggregate value of funds at 30 September for each fiduciary activity is shown below:

	2007	2006
	$bn	$bn
Fiduciary activity
Trustee	46.2	40.4
Investment Manager	42.9	40.7

Note 42. Group entities

The consolidated financial statements as at 30 September 2007 include the following controlled entities:

Country of
Name	Incorporation
Westpac Banking Corporation(1)	Australia
1925 Advances Limited	Australia
General Credits Holdings Limited	Australia
General Credits Limited	Australia
G.C.L. Investments Limited	Australia
Acacia Securities Limited	Australia
Australian Loan Processing Security Company Pty Limited	Australia
Australian Loan Processing Security Trust	Australia
Beech Trust	Australia
Bill Acceptance Corporation Limited	Australia
Mortgage Management Limited	Australia
BLE Capital Limited	Australia
BLE Capital Investments Pty Limited	Australia
BLE Development Pty Limited	Australia
BLE Holdings Pty Limited	Australia
BLE Capital (NZ) Limited	New Zealand
Brenmar Holdings Pty Limited	Australia
Castlereagh Trust	Australia
CBA Limited	Australia
Belliston Pty Limited(18)	Australia
Westpac Properties-Vic-Limited	Australia
Westpac Properties-NSW-Pty Limited	Australia
Challenge Limited	Australia
Challenge Finance Limited	Australia
Challenge Funds Management Limited	Australia
Challenge Information Technology Pty Limited	Australia
CMBS - Warehouse Trust	Australia
FAI No. 2 Trust	Australia
Fairlawn Holding Trust	Australia
Gemini Trust	Australia
Hickory Trust(2)	Australia
Jacaranda Trust	Australia
Jarrah Trust	Australia
Orion Trust	Australia
Partnership Pacific Limited	Australia
Partnership Pacific Securities Limited	Australia
Phoenix Trust(2)	Australia
RESI-Statewide Corporation Limited	Australia
RESI-Statewide Mortgage Corporation Limited	Australia
Sallmoor Pty Limited	Australia
Series 1999-1G WST Trust	Australia
Series 2002-1G WST Trust	Australia
Series 2005-1G WST Trust	Australia
Series 2006-1D WST Trust	Australia
Series 2007-1G WST Trust(2)	Australia
Sixty Martin Place (Holdings) Pty Limited	Australia
1925 (Commercial) Limited	Australia
1925 (Industrial) Limited	Australia
A.C.N. 001 231 027 Pty Limited	Australia
1925 (Insurance Premium Funding) Limited	Australia
1925 (Properties) Limited	Australia
1925 House Limited	Australia
Athena Finance Pty Limited	Australia
Colmso Pty Limited	Australia
Colmtea Pty Limited	Australia
Como Properties Pty Limited	Australia
Comserv (No 3011) Pty Limited	Australia
Enfield Downs Pty Limited	Australia
Halcyon Securities Limited	Australia
Infrastructure Australia (No.1) Limited	Australia
Tasman Funding No.1 Limited	New Zealand
Tasman Funding No.2 Limited	New Zealand
PF No. 2(2.8)	New Zealand
Westpac NZ Funding Limited	New Zealand
Infrastructure Australia (No.3) Limited	Australia
Infrastructure Australia (No.4) Limited	Australia
Oakjet Pty Limited	Australia
Diversified Security Investments LLC(4),(11)	USA
Segregated Asset Management LLC	USA
Packaging Properties 1 Pty Limited	Australia
Packaging Properties 2 Pty Limited	Australia
Packaging Properties 3 Pty Limited	Australia
Pashley Investments Pty Limited(2)	Australia
Sarnia Pty Limited(12)	Australia
The Swan Trust(12)	Australia
The Exchange Plaza Trust	Australia
Teuton Pty Limited	Australia
Victor Funding Pty Limited	Australia
Victor Finance Pty Limited	Australia
Minami Investments Pty Limited(2),(3)	Australia
Victor Investments Pty Limited(15)	Australia
Westpac Administration Pty Limited	Australia
Westpac Asian Lending Pty Limited	Australia
Westpac Debt Securities Pty Limited	Australia
Westpac Direct Equity Investments Pty Limited	Australia
Westpac Equipment Finance Limited	Australia
Westpac Equipment Finance (No.1) Pty Limited(13)	Australia
Westpac Group Investments Australia Pty Limited	Australia
Westpac Investment Vehicle Pty Limited	Australia
Westpac Investment Vehicle No. 2 Pty Limited(2),(16)	Australia
Westpac Essential Services Trust I(2),(7)	Australia
Novacare Solutions No.1 Pty Limited(3)	Australia
Novacare Solutions Pty Limited(3)	Australia
Novacare Health Solutions No. 1 Pty Limited(3)	Australia
Novacare Health Pty Limited(5)	Australia
Novacare Health Solutions Pty Limited	Australia
Novacare Health Solutions No.1 Trust(3)	Australia
Novacare Health Solutions Trust	Australia
Novacare Solutions Partnership(6)	Australia
Novacare Solutions No.1 Trust(3)	Australia
Novacare Solutions Trust	Australia
Westpac Airport Link Pty Limited(2)	Australia
Westpac Airport Link Trust(2)	Australia
Westpac Essential Services Trust II(2),(7)	Australia
WEST BP Holdco Pty Limited(2),(3)	Australia
WEST BP Pty Limited(2)	Australia
WEST BP Trust(2)	Australia
Westpac Essential Services Pty Limited(2)	Australia
Novacare Services Pty Limited(3),(5)	Australia
Westpac Real Estate Investment Trust I(2)	Australia

Country of
Name	Incorporation
Westpac Real Estate Investment Trust II(2)	Australia
Real Estate Investment Trust A(2)	Australia
Westpac Residential Property Trust	Australia
First Residential Property Trust	Australia
Westpac Resources and Infrastructure Pty Limited	Australia
Westpac Syndications Management Pty Limited	Australia
Westpac Unit Trust	Australia
Sydney Capital Corp Inc	USA
Tasman Pacific Investments Pty Limited	Australia
Tavarua Funding Trust IV	USA
The Mortgage Company Pty Limited	Australia
Waratah Receivables Corp (NZ) Limited	New Zealand
Waratah Receivables Corp Pty Limited	Australia
Waratah Securities Australia Limited	Australia
Westpac Alpha Pty Limited	Australia
Westpac Bank-PNG-Limited(4)	Papua New Guinea
Westpac Bank of Tonga(4)	Tonga
Westpac Bank Samoa Limited(4)	Samoa
Westpac Capital Corporation	USA
Westpac Capital Holdings Inc.	USA
Westpac Capital Trust III	USA
Westpac Capital Trust IV	USA
Westpac Equity Holdings Pty Limited	Australia
Altitude Administration Pty Limited	Australia
Westpac Altitude Rewards Trust	Australia
Altitude Rewards Pty Limited	Australia
Autodirect Pty Limited	Australia
Pacific Structured Funding Limited	Australia
PersonalDirect Limited	Australia
Qvalent Pty Limited	Australia
Westpac Financial Consultants Limited	Australia
Westpac Financial Services Group Limited	Australia
BT Financial Group Pty Limited	Australia
BT Australia Pty Limited	Australia
BT Australia Corporate Services Pty Limited	Australia
BT Finance Pty Limited	Australia
BT Nominees Pty Limited	Australia
Chifley Services Pty Limited	Australia
BT Funds Management Limited	Australia
BT Finance & Investments Pty Limited	Australia
Oniston Pty Limited	Australia
BT Life Limited(17)	Australia
BT Portfolio Services Limited	Australia
Magnitude Group Pty Ltd	Australia
BT Financial Group (NZ) Limited	New Zealand
Agri Private Capital Management Limited(2)	New Zealand
BT Funds Management (NZ) Limited	New Zealand
BT Funds Management No.2 Limited	Australia
BT Investment Management No.2 Limited	Australia
Hargrave Investments Pty Limited	Australia
BT Investment Management No.3 Pty Limited	Australia
NC1 Limited(2)	Australia
NRE1 Limited(2)	Australia
Voyager Funds Management Pty Limited(4)	Australia
Westpac Custodian Nominees Limited	Australia
Westpac Financial Services Group-NZ-Limited	New Zealand
Westpac Life-NZ-Limited	New Zealand
Westpac Nominees-NZ-Limited	New Zealand
Westpac Superannuation Nominees-NZ-Limited	New Zealand
Westpac Financial Services Limited	Australia
Westpac Funds Management Limited	Australia
Westpac Funds Management Administration Pty Ltd	Australia
Westpac Life Insurance Services Limited(17)	Australia
Westpac Securities Administration Limited	Australia
Westpac General Insurance Services Limited	Australia
Westpac Equity Pty Limited	Australia
A.F.G. Insurances Limited(9)	Australia
Westpac General Insurance Limited	Australia
Westpac Lenders Mortgage Insurance Limited	Australia
Westpac Information Technology Services Pty Limited	Australia
Westpac Private Equity Pty Limited	Australia
Westpac Securities Limited	Australia
Net Nominees Limited	Australia
Westpac Securitisation Management Pty Limited	Australia
Westpac Structured Management Pty Limited	Australia
Westpac Training Services Pty Limited	Australia
Westpac Europe Limited	UK
Westpac Financial Holdings Pty Limited	Australia
BT Securities Limited	Australia
BT (Queensland) Pty Limited	Australia
Westpac First Trust	Australia
Westpac Funding Holdings Pty Limited	Australia
Tavarua Funding Trust III	USA
Westpac Institutional Holdings Pty Limited	Australia
Hastings Funds Management Limited	Australia
Australian Infrastructure Fund International 1 Pty Ltd	Australia
Hastings Forestry Investments Limited	New Zealand
Hastings Forests Australia Pty Limited	Australia
Hastings Funds Management (UK) Limited	UK
Hastings Funds Management (USA) Inc.(2)	USA
Hastings Private Equity Fund IIA Pty Limited	Australia
Hastings Private Equity Fund IIB Pty Limited	Australia
Utilities of Australia International Pty Limited	Australia
TIF International 1 Pty Limited(2)	Australia
Westpac Investments U.K. Limited(2)	UK
Codrington S.a.r.l.(2)	Luxembourg
Westpac Leasing Nominees Pty Limited	Australia
Hume Funding Pty Limited	Australia
Westpac Leasing Nominees-Vic.-Pty Limited	Australia
Westpac Leasing Pty Limited	Australia
Castlereagh Pacific Investments Pty Limited(3)	Australia
Westpac Matching Gifts Limited	Australia
Westpac Overseas Holdings No. 2 Pty Limited	Australia
Westpac New Zealand Group Limited	New Zealand
Westpac New Zealand Limited	New Zealand
Westpac NZ Operations Limited	New Zealand
The Home Mortgage Company Limited(3)	New Zealand
The Warehouse Financial Services Limited(3),(4)	New Zealand
Westpac (NZ) Investments Limited(3)	New Zealand
Westpac Securities NZ Limited	New Zealand

Country of
Name	Incorporation
Westpac Overseas Holdings Pty Limited	Australia
A.G.C. (Pacific) Limited	Papua New Guinea
Westpac Americas Inc.	USA
Westpac Investment Capital Corporation	USA
Westpac USA Inc.	USA
Southern Cross Inc.	USA
Westpac Finance (HK) Limited	Hong Kong
WFAL No.1 Loan Trust	Hong Kong
Westpac Group Investment-NZ-Limited	New Zealand
Westpac Holdings-NZ-Limited	New Zealand
Augusta (1962) Limited	New Zealand
TBNZ Limited	New Zealand
TBNZ Capital Limited	New Zealand
TBNZ Developments Limited	New Zealand
TBNZ Investments Limited	New Zealand
TBNZ Equity Limited	New Zealand
TBNZ Investments (UK) Limited	UK
Westpac Capital-NZ-Limited	New Zealand
Aotearoa Financial Services Limited	New Zealand
Westpac Lease Discounting-NZ-Limited	New Zealand
Westpac Operations Integrated Limited	New Zealand
Westpac Financial Synergy Limited	New Zealand
Westpac Overseas Investments Limited	New Zealand
Westpac Equity Investments NZ Limited	New Zealand
Westpac Finance Limited	New Zealand
WestpacTrust Securities-NZ-Limited(10)	New Zealand
Westpac Securities Inc.	USA
Westpac Singapore Limited	Singapore
Westpac Properties Limited	Australia
Collins Wales Pty Limited	Australia
Westpac Property Investments Pty Limited(14)	Australia
Westpac Second Trust	Australia
Westpac Securitisation Holdings No. 2 Pty Limited	Australia
Westpac Securitisation Holdings Pty Limited	Australia
Westpac Structured Products Limited	Australia
Westpac TPS Trust	Australia
Wollemi Trust	Australia
Wollemi Trust 2005 - 1	Australia
WST Funding Trust New Zealand	New Zealand
WST Funding Trust New Zealand - NZ branch	New Zealand
WST Warehouse Trust #1	Australia
WST-NZ Series WLIS#6 Trust	New Zealand
WST-NZ Warehouse Trust #1	New Zealand

Notes

(1)   Controlled entities shown in bold type are owned directly by Westpac Banking Corporation.

(2)   The following controlled entities were incorporated, formed or acquired during the year ended 30 September 2007:

• Agri Private Capital Management Limited	Incorporated	21 March 2007
• Codrington S.a.r.l	Acquired	11 July 2007
• Hastings Funds Management (USA) Inc	Incorporated	22 November 2006
• Hickory Trust	Formed	10 October 2006
• Minami Investments Pty Limited	Incorporated	7 December 2006
• NC1 Limited	Incorporated	5 July 2007
• NRE1 Limited	Incorporated	5 July 2007
• Pashley Investments Pty Limited	Incorporated	7 December 2006
• PF No. 2	Acquired	2 July 2007
• Phoenix Trust	Formed	18 December 2006
• Real Estate Investment Trust A	Formed	17 July 2007
• Series 2007-1G WST Trust	Formed	23 May 2007
• TIF International 1 Pty Limited	Incorporated	27 February 2007
• WEST BP Holdco Pty Limited	Incorporated	4 December 2006
• WEST BP Pty Limited	Incorporated	4 December 2006
• WEST BP Trust	Formed	8 December 2006
• Westpac Airport Link Pty Limited	Incorporated	31 January 2007
• Westpac Airport Link Trust	Formed	31 January 2007
• Westpac Essential Services Pty Limited	Incorporated	31 January 2007
• Westpac Essential Services Trust I	Formed	31 January 2007
• Westpac Essential Services Trust II	Formed	31 January 2007
• Westpac Investment Vehicle No. 2 Pty Limited	Incorporated	8 December 2006
• Westpac Investments U.K. Limited	Acquired	5 July 2007
• Westpac Real Estate Investment Trust I	Formed	17 July 2007
• Westpac Real Estate Investment Trust II	Formed	17 July 2007

(3)   During the financial year, the following companies changed their ownership:

• The Home Mortgage Company Limited from Westpac Holdings-NZ-Limited to Westpac NZ Operations Limited;

• Westpac (NZ) Investments Limited from Westpac Holdings-NZ-Limited to Westpac NZ Operations Limited;

• The Warehouse Financial Services Limited from Westpac Holdings-NZ-Limited to Westpac NZ Operations Limited;

• WEST BP Holdco Pty Limited from Westpac Investment Vehicle No.2 Pty Limited to Westpac Essential Services Trust II;

• Castlereagh Pacific Investments Pty Limited from Westpac Banking Corporation to Westpac Leasing Pty Limited;

• Minami Investments Pty Limited from Pashley Investments Pty Limited to Victor Finance Pty Limited;

• Novacare Solutions No.1 Pty Limited from Westpac Investment Vehicle Pty Limited to Westpac Essential Services Trust I;

• Novacare Solutions Pty Limited from Westpac Investment Vehicle Pty Limited to Westpac Essential Services Trust I;

• Novacare Health Solutions No.1 Pty Limited from Westpac Investment Vehicle Pty Limited to Westpac Essential Services Trust I;

• Novacare Health Solutions No.1 Trust from Westpac Investment Vehicle Pty Limited to Westpac Essential Services Trust I;

• Novacare Solutions No.1 Trust from Westpac Investment Vehicle Pty Limited to Westpac Essential Services Trust I;

• Novacare Services Pty Limited from Novacare Solutions No.1 Pty Limited (50.0%) and Novacare Health Solutions No.1 Pty Limited (50.0%) to Westpac Essential Services Pty Limited; and

• Victor Investments Pty Limited from Namotu Holdings Pty Limited to Minami Investments Pty Limited.

(4)   All entities listed in this note are wholly owned controlled entities except the following:

	Percentage Owned
	2007	2006
Diversified Security Investments LLC	99.9%	99.9%
The Warehouse Financial Services Limited	51.0%	51.0%
Voyager Funds Management Pty Limited	50.0%	50.0%
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac Bank of Tonga	60.0%	60.0%
Westpac Bank Samoa Limited	93.5%	93.5%

(5)   50.0% of the equity in Novacare Health Pty Limited is owned by Novacare Health Solutions No.1 Pty Limited. The remaining 50.0% is owned by Novacare Solutions No. 1 Pty Ltd.

(6)   Novacare Health Solutions Trust and Novacare Solutions Trust are equal partners in the Novacare Solutions Partnership

(7)   50.0% of the equity in Westpac Essential Services Trust I and Westpac Essential Services Trust II is owned by Westpac Investment Vehicle Pty Limited. The remaining 50.0% is owned by Westpac Investment Vehicle No. 2 Pty Limited.

(8)   50.0% of the equity in PF No. 2 is owned by Tasman Funding No. 1 Limited. The remaining 50.0% is owned by Tasman Funding No. 2 Limited.

(9)   A.F.G. Insurances Limited is under voluntary administration.

(10) Overseas companies predominantly carry on business in the country of incorporation, except for WestpacTrust Securities NZ Limited, which predominantly operates through its London Branch. For unincorporated entities, ‘Country of Incorporation’ refers to the country where business is carried on. The financial years of all controlled entities are the same as that of Westpac.

(11) 24.9% of the equity in Diversified Security Investments LLC is held directly by Enfield Downs Pty Limited. 75.0% of the equity is held directly by Oakjet Pty Limited.

(12) 50.0% of the equity in Sarnia Pty Limited and The Swan Trust is held directly by Sixty Martin Place (Holdings) Pty Limited. The other 50.0% interests are held directly by Westpac.

(13) 5.0% of the equity in Westpac Equipment Finance (No.1) Pty Limited is held directly by Teuton Pty Limited.

(14) Less than 1.0% of equity in Westpac Property Investments Pty Limited is held directly by Westpac Properties Limited.

(15) 10,000 Ordinary non voting shares (0.1%) in Victor Investments Pty Limited changed ownership from Namotu Holdings Pty Limited to Minami Investments Pty Limited.

(16) 0.1% of the equity in Westpac Investment Vehicle No. 2 Pty Limited is held directly by Westpac Holdings – NZ- Limited.

(17) The following unit trusts have been consolidated where ownership has exceeded 50.0%. These unit trusts have a balance date of 30 September 2007.

	Percentage Owned
	2007	2006
BT Enhanced Fixed Interest Sector Trust	100.0%	100.0%
BT Institutional Conservative Growth PST	100.0%	100.0%
BT Institutional Enhanced Australian Shares Fund	100.0%	99.9%
BT Institutional Enhanced Fixed Interest Fund	89.5%	87.0%
BT Institutional Enhanced Global Fixed Interest Fund	60.7%	67.1%
BT Institutional Enhanced Property Securities Fund	72.2%	70.3%
BT Institutional Global Share Fund	98.1%	98.2%
BT Institutional Stable Growth PST	100.0%	100.0%
BT Wholesale Focus Australian Share Fund	78.6%	(~)
Multi-Manager Balanced Fund	56.4%	62.2%

(~) Not consolidated for the respective financial year.

(18) 54.1% of the equity of Belliston Pty Limited is held directly by CBA Limited. 45.9% of the equity is held directly by Westpac Equity Holdings Pty Limited.

The following controlled entities were disposed of during the financial year:

• EHM Investco Pty Limited	Deregistered	12 February 2007
• Hume Finance Limited Partnership	Dissolved	31 August 2007
• Hume Investment Limited Partnership	Dissolved	31 August 2007
• Liverpool Apold Partnership	Dissolved	8 May 2007
• Pacific Funding	Sold	29 June 2007
• Piccadilly of Sydney Pty Limited	Deregistered	10 December 2006
• Renwick and Spring LLP	Sold	8 May 2007
• Westpac Overseas Funding Pty Limited	Deregistered	14 April 2007
• Westpac Tasman No. 1 Pty Limited	Deregistered	14 April 2007
• Westpac Tasman No. 2 Pty Limited	Deregistered	14 April 2007

Note 43. Other group investments

The Group had a significant non-controlling shareholding in the following entities as at 30 September 2007:

	Country where
	Business is	Beneficial	Carrying
	Carried on	Interest	Amount	Nature of Business
		%	$m
Airport Link Holdings Pty Limited	Australia	49.9	—	Investment company
Airport Link Unit Trust	Australia	49.9	—	Property unit trust
ALU Holdings Pty Limited	Australia	49.9	—	Property unit trust
Bluewater Funds Management SPC	Cayman Islands	47.0	5	Investment company
Bonnyrigg Partnerships Nominee Pty Limited	Australia	50.0	—	Investment company
Cardlink Services Limited	Australia	16.7	1	Card clearing system
Cards NZ Limited	New Zealand	15.4	—	Credit card provider
Cash Services Australia Pty Limited	Australia	25.0	1	Cash logistics
Electronic Transaction Services Limited	New Zealand	25.0	—	Credit card processing
Isomer Structured Investment Vehicle I	Australia	20.0	1	Investment company
Ivaness Pty Limited	Australia	50.0	—	Corporate trustee
Mondex Australia Pty Limited	Australia	25.0	—	Smart card operations
Mondex New Zealand Limited	New Zealand	20.0	—	Smart card operations
Quadrant Capital Fund	Australia	50.0	1	Investment company
Quadrant Capital Fund No. 2	Australia	26.7	6	Investment company
Regnan-Governance Research and Engagement Pty Limited	Australia	16.7	—	Governance research
ResCo Services Pty Limited	Australia	26.0	3	Services to mining
Ronin Consolidated Holdings Pty Limited	Australia	25.0	—	Property funds management
St Hilliers Enhanced Property Fund No.1	Australia	19.9	3	Property funds management
St Hilliers Enhanced Property Fund No.2	Australia	15.0	3	Property funds management
Sydney Harbour Bridge Holdings Pty Limited	Australia	49.0	—	Intellectual property
Vipro Pty Limited	Australia	33.3	—	Voucher processing
Westpac Diversified Property Fund	Australia	29.4	48	Property
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0	—	Corporate trustee
Westpac Staff Superannuation Plan Pty Limited	Australia	50.0	—	Corporate trustee

During the 2007 financial year the Group acquired a non-controlling interest in the following entities:

•      50% interest in Bonnyrigg Partnerships Nominee Pty Limited;

•      26% interest in ResCo Services Pty Limited;

•      16.7% interest in Regnan-Governance Research and Engagement Pty Limited;

•      49.9% interest in Airport Link Holdings Pty Limited;

•      49.9% interest in Airport Link Unit Trust; and

•      49.9% interest in ALU Holdings Pty Limited.

During the 2007 financial year the Group’s interests in the following investments ceased to be significant:

•      20% interest in Bronte Finance Pty Limited was sold on 10 May 2007 for consideration of $200. The profit on sale was $200; and

•      25% interest in Saville Private Syndicate Trust was sold for consideration of $3,171,451 on 17 February 2006. The profit on sale was $171,451.

In terms of the contribution to the results of the Group, the above investments are not material either individually or in aggregate.

Note 44. Related party disclosures

Directors’ interests in contracts

As required by the Corporations Act, some Directors have given notice that they hold office in specified companies and as such are to be regarded as having an interest in any contract or proposed contract which may be made between Westpac and those companies.

All other transactions with Directors, Director-related entities and other related parties are conducted on an arm’s length basis in the normal course of business and on commercial terms and conditions. These transactions principally involve the provision of financial and investment services.

Ultimate parent

Westpac Banking Corporation is the ultimate parent company of the Group.

Subsidiaries

Transactions between Westpac and its subsidiaries during the 2007 financial year have included the provision of a wide range of banking and other financial facilities, some of which have been on commercial terms and conditions, others have been on terms and conditions which represented a concession to the subsidiaries. Details of amounts paid to or received from related parties, in the form of dividends or interest, are set out in Notes 2 and 3.

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

Note 45. Director and other key management personnel disclosures

Directors of Westpac during the financial year ended 30 September 2007 were:

Ted Evans (Chairman since 1 April 2007)	David Crawford

Leon Davis (retired on 31 March 2007)	Carolyn Hewson

David Morgan (Managing Director and CEO)	Helen Lynch (retired on 14 December 2006)

Elizabeth Bryan (Director since 6 November 2006)	Peter Wilson

Gordon Cairns

Other key management personnel with the greatest authority for strategic direction and management during the year ended 30 September 2007 were:

Ilana Atlas	Group Executive, People and Performance

Andrew Carriline	Acting Chief Risk Officer (from 26 April 2007)

Philip Chronican	Group Executive, Westpac Institutional Bank

Philip Coffey	Chief Financial Officer

Rob Coombe	Chief Executive Officer, BT Financial Group

Michael Coomer	Group Executive, Business and Technology Solutions and Services (retired 3 August 2007)

Brad Cooper	Group Executive, New Zealand (commenced 2 April 2007)

Peter Hanlon	Group Executive, Business Financial Services (from 1 March 2007)

Michael Pratt	Group Executive, Consumer Financial Services (from 1 March 2007, previously Group Executive Business and Consumer Banking)

Ann Sherry	Chief Executive, New Zealand (to 2 April 2007) and Group Executive, Pacific Banking (resigned 15 June 2007)

Diane Sias	Group Executive, Business and Technology Solutions and Services (commenced 10 September 2007)

Rob Whitfield	Group Executive, Risk (until 25 April 2007)

All other key management personnel were employed by Westpac Banking Corporation during the year ended 30 September 2007 except for Ann Sherry from 1 November 2006 to 6 April 2007 and Brad Cooper from 2 April 2007 who were employed by Westpac New Zealand Limited.

Key management personnel compensation

Westpac has taken advantage of the relief provided by Corporations Regulation 2M.6.04 and has transferred the detailed remuneration disclosures to the directors’ report. The relevant information is in the remuneration report.

Total compensation of all key management personnel, including Non-executive Directors, CEO and other key management personnel:

	Short Term Benefits	Post Employment Benefits	Share-based Payments	Total
	$	$	$	$
Parent Entity
2007	25,086,396	2,455,400	12,023,962	39,565,758
2006	19,193,863	2,468,275	12,535,761	34,197,899

Consolidated Entity
2007	29,178,709	2,680,443	13,026,530	44,885,682
2006	19,193,863	2,468,275	12,535,761	34,197,899

Share-based payments

Granted and vesting during the year and holdings of options and share rights

Details of share-based payments granted and vesting during the year and holdings of options and share rights by the CEO and other key management personnel, together with the terms and conditions of the instruments, is in the Remuneration report.

Ordinary shares provided on exercise of instruments

Details of the ordinary shares provided during the year on the exercise of share-based payment instruments, to the CEO and other key management personnel were:

	Type of	Number of	Amount Paid per Share
	Instrument	Ordinary Shares	$
David Morgan	—	—	—

Ilana Atlas	Option	94,186	10.75
	Option	90,910	13.67
	Option	172,340	14.70
	Option	72,141	13.59
	Share right	18,944	—

Andrew Carriline	Option	20,000	9.53
	Option	25,000	13.50
	Option	18,186	13.59

Philip Chronican	Option	163,681	13.59

Philip Coffey	Option	129,255	14.70
	Option	46,809	16.03

Rob Coombe	Option	95,000	13.59

Michael Coomer	—	—	—

Brad Cooper	—	—	—

Peter Hanlon	—	—	—

Michael Pratt	—	—	—

Ann Sherry	—	—	—

Diane Sias	—	—	—

Rob Whitfield	—	—	—

No amounts are unpaid on any shares provided on the exercise of share-based payment instruments.

Shareholdings

The following table sets out details of Westpac ordinary shares held by the Non-executive Directors during the year ended 30 September 2007:

			Other		Number	Number
		Number	Changes	Number	Held Non-	Held Non-
		Held at	During	Held at	Beneficially	Beneficially
	Notes	Start of Year	the Year	End of Year	at Start of Year	at End of Year
Ted Evans		7,777	1,729	9,506	—	—
Elizabeth Bryan		—	1,677	1,677	—	—
Leon Davis	(1),(2)	57,435	8,508	—	84,608	—
Gordon Cairns		8,506	—	8,506	—	—
David Crawford		15,532	4,767	20,299	—	—
Carolyn Hewson		9,075	1,799	10,874	—	—
Helen Lynch	(1),(2)	25,109	661	—	84,603	—
Peter Wilson		10,822	538	11,360	—	—

(1)   These Directors had relevant interests (non-beneficial) in shares and shares subject to warrants, held beneficially by a staff/community related fund of which those Directors were trustees.

(2)   The above information relates to the period that these Directors were Directors of Westpac during the year.

The following table sets out details of Westpac ordinary shares held by the CEO and the other key management personnel for the year ending 30 September 2007:

			Other		Number	Number
	Number	Number Received	Changes	Number	Held Non-	Held Non-
	Held at	on Exercise of	During	Held at	Beneficially	Beneficially
	Start of Year	Equity Instruments	the Year	End of Year(1)	at Start of Year	at End of Year
David Morgan	1,958,186	—	(800,000)	1,158,186	—	—
Ilana Atlas	13,089	448,521	647	462,257	2,000	2,000
Andrew Carriline	14,855	63,186	(63,186)	14,855	—	—
Philip Chronican	460,000	163,681	—	623,681	—	—
Philip Coffey	222,285	176,064	(114,727)	283,622	—	—
Rob Coombe	37,493	95,000	25,548	158,041	—	—
Michael Coomer(2)	61,280	—	(18,065)	—	—	—
Brad Cooper	—	—	—	—	—	—
Peter Hanlon	28,758	—	(1,397)	27,361	—	—
Michael Pratt	9,708	—	1,821	11,529	—	—
Ann Sherry(2)	286,025	—	—	—	—	—
Diane Sias	—	—	—	—	—	—
Rob Whitfield(2)	269,225	—	—	—	—	—

(1)   The highest number of shares held by an individual in the above tables is 0.06% of total Westpac ordinary shares outstanding at 30 September 2007.

(2)   The above information relates to the period that these executives were other key management personnel during the year.

The following table sets out the details of the options and performance share rights held at 30 September 2007 by the CEO and other key management personnel:

	Number of	Number of	Exercise Price	Latest Date
	Options	Share Rights	of Options	for Exercise

David Morgan	713,000	218,000	$19.17	28 Feb 2015
	713,000	218,000	$23.52	28 Feb 2016
	594,167	181,667	$24.18	30 Nov 2016

Ilana Atlas	137,362	38,071	$16.34	21 Jan 2014
	143,728	36,764	$18.98	20 Jan 2015
	141,053	33,479	$20.53	20 Dec 2015
	99,711	21,340	$23.98	15 Dec 2016

Andrew Carriline	36,630	10,152	$16.34	21 Jan 2014
	66,202	16,934	$18.98	20 Jan 2015
	38,007	9,021	$20.53	20 Dec 2015
	40,865	8,746	$23.98	15 Dec 2016

Philip Chronican	265,567	73,604	$16.34	21 Jan 2014
	278,745	71,301	$18.98	20 Jan 2015
	341,231	80,993	$20.53	20 Dec 2015
	235,710	50,450	$23.98	15 Dec 2016

Philip Coffey	127,308	—	$13.59	20 Jan 2013
	210,622	58,375	$16.34	21 Jan 2014
	209,059	53,475	$18.98	20 Jan 2015
	199,333	47,312	$20.53	20 Dec 2015
	149,567	32,012	$23.98	15 Dec 2016

Rob Coombe	26,246	31,839	$13.59	20 Jan 2013
	73,260	20,304	$16.34	21 Jan 2014
	121,951	31,194	$18.98	20 Jan 2015
	135,816	32,236	$20.53	20 Dec 2015
	133,220	28,513	$23.98	15 Dec 2016

Brad Cooper	—	22,045	—	1 May 2017

Peter Hanlon	108,974	30,203	$16.34	21 Jan 2014
	138,501	35,427	$18.98	20 Jan 2015
	100,511	23,857	$20.53	20 Dec 2015
	55,249	11,824	$23.98	15 Dec 2016

Michael Pratt	293,040	81,218	$16.34	21 Jan 2014
	313,588	80,213	$18.98	20 Jan 2015
	317,581	75,380	$20.53	20 Dec 2015
	228,845	48,980	$23.98	15 Dec 2016

Diane Sias	—	—	—	—

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

Details of loans to Directors and other key management personnel (including their related parties) of the Westpac Group are:

		Interest			Number
	Balance	Paid and	Interest	Balance	in Group
	at Start	Payable for	Not	at End	at End
	of Year	the Year	Charged	of Year	of Year
	$	$	$	$
Directors	601,062	21,652	—	146,182	2

Other key management personnel	2,889,806	450,128	—	6,047,613	6
	3,490,868	471,780	—	6,193,795	8

Individuals with loans above $100,000 during the financial year:

		Interest			Highest
	Balance	Paid and	Interest	Balance	Indebtedness
	at Start	Payable for	Not	at End	During
	of Year	the Year	Charged	of Year	the Year
	$	$	$	$	$

Directors
Ted Evans	244,662	15,658	—	140,532	253,345
Helen Lynch	350,000	5,341	—	—	350,000

Other key management personnel
Andrew Carriline	—	80,159	—	296,220	1,355,500
Philip Chronican	111,481	3,432	—	—	217,907
Philip Coffey	250,000	18,708	—	250,000	250,000
Brad Cooper	—	84,411	—	4,038,585	4,290,000
Peter Hanlon	—	59,627	—	886,898	890,898
Michael Pratt	203,241	15,358	—	208,138	208,138
Ann Sherry	610,637	27,440	—	—	610,637
Diane Sias	—	34,232	—	367,772	649,769
Rob Whitfield	1,714,448	126,761	—	—	1,714,448

Other transactions with Directors and key management personnel

Certain Directors and other key management personnel have invested in Infrastructure Notes issued by subsidiaries which have been financed with limited recourse loans and are subject to forward sale arrangements. The loan repayments and proceeds arising from the forward sale arrangements are subject to legal right of set-off and are presented on net basis in the financial statements. The net amount recognised by the Group in respect of these transactions is the annual contribution paid by the investor in the Infrastructure Notes. These transactions have been undertaken on the same terms and conditions as transactions with customers.

The total annual contributions received in respect of Infrastructure Notes for the year ended 30 September 2007 was $501,670 (2006 $1,156,728). The contributions were made by Elizabeth Bryan, Philip Coffey and Rob Coombe.

Note 46. Notes to the cash flow statements

Cash and balances with central banks

	Consolidated			Parent Entity
	2007	2006	2005	2007	2006
	$m	$m	$m	$m	$m
Cash on hand	1,341	2,444	2,850	1,745	1,773
Balance with central banks	902	688	3	884	688
Total cash and balances with central banks	2,243	3,132	2,853	2,629	2,461

Cash and cash equivalents

Reconciliation of net cash (used in)/provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation.

	Consolidated			Parent Entity
	2007	2006	2005	2007	2006
	$m	$m	$m	$m	$m

Reconciliation of net cash (used in)/provided by operating activities to net profit
Net profit	3,518	3,125	2,949	2,864	3,359
Adjustments:
Depreciation and amortisation	311	280	280	271	267
Increase/(decrease) in sundry provisions and other non-cash items	1	58	607	64	877
Impairment charges	504	350	296	426	350
Decrease in derivative financial instruments	(5,591)	(2,488)	(1,829)	(5,704)	(2,843)
(Increase)/decrease in trading assets	(5,735)	(3,268)	119	(5,389)	(1,624)
Increase/(decrease) in trading liabilities	5,562	(360)	(674)	5,416	(222)
(Increase)/decrease in accrued interest receivable	(174)	(90)	(57)	(49)	133
Increase in accrued interest payable	269	37	244	49	139
Increase/(decrease) in current and deferred tax	60	25	355	(262)	(43)
Net cash (used in)/provided by operating activities	(1,275)	(2,331)	2,290	(2,314)	393
Details of assets and liabilities of controlled entities and businesses disposed(1)
Cash at bank	—	—	54	(106)	—
Loans	—	—	25	(31,774)	—
Fixed assets	—	—	641	(20)	—
Other assets	—	18	19	(692)	18
Deposits	—	—	(21)	23,810	—
Other liabilities	—	—	(129)	8,782	—
Net assets of entities and businesses disposed	—	18	589	—	18
Liabilities assumed on disposal	—	30	—	—	30
Gain on disposal	—	72	10	—	72
Cash consideration (net of sale costs)	—	120	599	—	120
Less: Cash deconsolidated	—	—	(54)	(106)	—
Cash consideration (net of sale costs and cash held)	—	120	545	(106)	120

(1)   In 2007 Westpac’s New Zealand Branch transferred its consumer and business banking to a locally incorporated bank (2006 custody business was sold, 2005 the Epic Group was sold).

Business disposed

During the financial year, Westpac disposed of its New Zealand retail banking operation to a subsidiary entity in the Group, Westpac New Zealand Limited.

Equity transactions

Shares issued under the dividend reinvestment plan amounted to $635 million in the year ended 30 September 2007 (2006 $349 million, 2005 $420 million).

Note 47. Explanation of transition to A-IFRS

This is the second year that the Group has presented its financial statements in accordance with A-IFRS. Westpac’s date of transition to A-IFRS was 1 October 2004.

As Westpac presents two years of comparative information in certain areas of the financial report we have included the transition adjustments as at 1 October 2005.

Presentation changes to previously reported AGAAP comparatives:

In accordance with A-IFRS disclosure requirements certain items have been reclassified between specific asset and liability categories. The key presentation adjustments made for our reconciliations for periods after 1 October 2005 are as follows:

investment securities have predominately been reclassified into the new category of available-for-sale securities; and certificates of deposit previously reported as part of deposits have been reclassified as deposits at fair value.

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

Consolidated

		30 September 2005
		Effect of Adoption of AASB 132/139
			Recognition and	Opening
		Presentation	Measurement	A-IFRS
	30 September	1 October	1 October	1 October
	2005(1)	2005	2005	2005
	$m	$m	$m	$m
Assets
Cash and balances with central banks	2,853	—	—	2,853
Due from other financial institutions	14,355	—	8	14,363
Derivative financial instruments	9,944	—	(352)	9,592
Trading securities	12,036	—	132	12,168
Other financial assets designated at fair value	—	—	1,643	1,643
Available-for-sale securities	—	2,490	(1,885)	605
Investment securities	2,428	(2,428)	—	—
Loans	198,286	—	5,817	204,103
Acceptances of customers	4,864	—	(4,864)	—
Life insurance assets	13,595	—	2	13,597
Regulatory deposits with central banks overseas	347	—	1	348
Goodwill and other intangible assets	2,957	—	—	2,957
Property, plant and equipment	379	—	—	379
Deferred tax assets	820	—	(78)	742
Other assets	3,399	(62)	(355)	2,982
Total assets	266,263	—	69	266,332
Liabilities
Due to other financial institutions	10,654	—	51	10,705
Deposits at fair value	—	29,440	—	29,440
Deposits at amortised cost	149,252	(29,440)	96	119,908
Derivative financial instruments	10,514	—	(194)	10,320
Trading liabilities and other financial liabilities designated at fair value	3,154	—	3,491	6,645
Debt issues	48,754	—	1,420	50,174
Acceptances	4,864	—	(4,864)	—
Current tax liabilities	306	—	(17)	289
Deferred tax liabilities	20	—	26	46
Life insurance liabilities	11,717	—	971	12,688
Provisions	651	—	144	795
Other liabilities	5,270	—	(206)	5,064
Total liabilities excluding loan capital	245,156	—	918	246,074
Loan Capital:
Subordinated bonds, notes and debentures	3,702	—	1,298	5,000
Subordinated perpetual notes	512	—	—	512
Total loan capital	4,214	—	1,298	5,512
Total liabilities	249,370	—	2,216	251,586
Net assets	16,893	—	(2,147)	14,746
Shareholders’ equity
Share capital	5,235	—	—	5,235
Reserves:
Available-for-sale securities reserve	—	—	—	—
Share-based payment reserve	142	—	—	142
Cash flow hedging reserve	—	—	51	51
Foreign currency translation reserve	(96)	—	25	(71)
Retained profits	8,280	—	(50)	8,230
Other equity interests	—	—	—	—
Total equity attributable to equity holders of WBC	13,561	—	26	13,587
Minority interests	3,332	—	(2,173)	1,159
Total shareholders’ equity and minority interests	16,893	—	(2,147)	14,746

(1)          The 30 September 2005 position is prepared based upon AGAAP accounting standards for financial instruments and insurance related assets and liabilities and A-IFRS accounting standards for all other assets and liabilities.

Consolidated

	Effect of Adoption of AASB 132/139
	Recognition and Measurement 1 October 2005
	Classification	Hybrid				Derivatives
	and	Capital	Insurance	Effective	Loan	and
	Measurement	Instruments	Contracts	Yield	Provisioning	Hedging	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Cash and balances with central banks	—	—	—	—	—	—	—	—
Due from other financial institutions	1	—	—	—	—	7	—	8
Derivative financial instruments	7	—	—	—	—	(359)	—	(352)
Trading securities	132	—	—	—	—	—	—	132
Other financial assets designated at fair value	1,643	—	—	—	—	—	—	1,643
Available-for-sale securities	(1,886)	—	—	—	—	1	—	(1,885)
Investment securities	—	—	—	—	—	—	—	—
Loans	5,140	—	—	5	729	(57)	—	5,817
Acceptances of customers	(4,864)	—	—	—	—	—	—	(4,864)
Life insurance assets	2	—	—	—	—	—	—	2
Regulatory deposits with central banks overseas	1	—	—	—	—	—	—	1
Goodwill and other intangible assets	—	—	—	—	—	—	—	—
Property, plant and equipment	—	—	—	—	—	—	—	—
Deferred tax assets	10	(4)	7	112	(178)	(25)	—	(78)
Other assets	(35)	—	34	(328)	5	(32)	1	(355)
Total assets	151	(4)	41	(211)	556	(465)	1	69
Liabilities
Due to other financial institutions	11	—	—	—	—	40	—	51
Deposits at fair value	—	—	—	—	—	—	—	—
Deposits at amortised cost	10	—	—	86	—	—	—	96
Derivative financial instruments	20	—	—	(6)	2	(211)	1	(194)
Trading liabilities and other financial liabilities designated at fair value	3,491	—	—	—	—	—	—	3,491
Debt issues	1,673	—	—	(160)	—	(93)	—	1,420
Acceptances	(4,864)	—	—	—	—	—	—	(4,864)
Current tax liabilities	1	—	(3)	(16)	—	1	—	(17)
Deferred tax liabilities	7	—	10	56	(2)	(45)	—	26
Life insurance liabilities	3	826	142	—	—	—	—	971
Provisions	—	—	—	—	144	—	—	144
Other liabilities	(180)	—	24	(6)	16	(60)	—	(206)
Total liabilities excluding loan capital	172	826	173	(46)	160	(368)	1	918
Loan Capital:	—	—	—	—	—	—	—	—
Subordinated bonds, notes and debentures	—	1,343	—	(11)	—	(34)	—	1,298
Subordinated perpetual notes	—	—	—	—	—	—	—	—
Total loan capital	—	1,343	—	(11)	—	(34)	—	1,298
Total liabilities	172	2,169	173	(57)	160	(402)	1	2,216
Net assets	(21)	(2,173)	(132)	(154)	396	(63)	—	(2,147)
Shareholders’ equity
Share capital	—	—	—	—	—	—	—	—
Reserves:
Available-for-sale securities reserve	—	—	—	—	—	—	—	—
Share-based payment reserve	—	—	—	—	—	—	—	—
Cash flow hedging reserve	—	—	—	—	—	51	—	51
Foreign currency translation reserve	—	22	—	—	1	1	1	25
Retained profits	(21)	(22)	(132)	(154)	395	(115)	(1)	(50)
Other equity interests	—	—	—	—	—	—	—	—
Total equity attributable to equity holders of WBC	(21)	—	(132)	(154)	396	(63)	—	26
Minority interests	—	(2,173)	—	—	—	—	—	(2,173)
Total shareholders’ equity and minority interests	(21)	(2,173)	(132)	(154)	396	(63)	—	(2,147)

Parent entity

		30 September 2005
		Effect of Adoption of AASB 132/139
			Recognition and	Opening
		Presentation	Measurement	A-IFRS
	30 September	1 October	1 October	1 October
	2005(1)	2005	2005	2005
	$m	$m	$m	$m
Assets
Cash and balances with central banks	2,391	—	—	2,391
Due from other financial institutions	8,285	—	1	8,286
Derivative financial instruments	9,340	—	(199)	9,141
Trading securities	12,236	—	133	12,369
Other financial assets designated at fair value	—	—	240	240
Available-for-sale securities	—	693	(505)	188
Investment securities	656	(656)	—	—
Loans	192,869	—	7,316	200,185
Acceptances of customers	5,143	—	(5,143)	—
Regulatory deposits with central banks overseas	325	—	1	326
Due from controlled entities	17,590	—	(1,526)	16,064
Investments in controlled entities	4,528	—	—	4,528
Goodwill and other intangible assets	1,661	—	—	1,661
Property, plant and equipment	259	—	—	259
Deferred tax assets	939	—	(79)	860
Other assets	2,652	(37)	(298)	2,317
Total assets	258,874	—	(59)	258,815
Liabilities
Due to other financial institutions	7,016	—	11	7,027
Deposits at fair value	—	29,440	—	29,440
Deposits at amortised cost	149,052	(29,440)	96	119,708
Derivative financial instruments	10,406	—	(24)	10,382
Trading liabilities and other financial liabilities designated at fair value	3,046	—	—	3,046
Debt issues	22,559	—	4,804	27,363
Acceptances	5,143	—	(5,143)	—
Current tax liabilities	313	—	(18)	295
Deferred tax liabilities	136	—	13	149
Due to controlled entities	38,631	—	1,371	40,002
Provisions	558	—	143	701
Other liabilities	3,814	—	(103)	3,711
Total liabilities excluding loan capital	240,674	—	1,150	241,824
Loan Capital:
Subordinated bonds, notes and debentures	3,702	—	(34)	3,668
Subordinated perpetual notes	512	—	—	512
Total loan capital	4,214	—	(34)	4,180
Total liabilities	244,888	—	1,116	246,004
Net assets	13,986	—	(1,175)	12,811
Shareholders’ equity
Share capital	5,291	—	—	5,291
Reserves	(3)	—	73	70
Retained profits	6,214	—	99	6,313
Other equity interests	2,484	—	(1,347)	1,137
Total equity attributable to equity holders of WBC	13,986	—	(1,175)	12,811
Minority interests	—	—	—	—
Total shareholders’ equity and minority interests	13,986	—	(1,175)	12,811

(1)          The 30 September 2005 position is prepared based upon AGAAP accounting standards for financial instruments and insurance related assets and liabilities and A-IFRS accounting standards for all other assets and liabilities.

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

Note 48. Events subsequent to balance date

Westpac announced to the market on 9 August 2007 that the BT investment management business would be amalgamated into one separate legal entity, BT Investment Management Limited (BTIM), and a portion would be sold off as part of an initial public offering. Westpac will retain 60% of the equity in BTIM, with the balance to be held by investment professionals employed by BTIM and other investors. Westpac is not transferring to BTIM BTFG’s other wealth management businesses, including financial advice, insurance, private banking and customer solutions (which is responsible for wrap platforms) and BTFG’s suite of retail investment, superannuation and retirement products. The transaction is not expected to have a significant impact on the Group.

Note 49. Reconciliation with US Generally Accepted Accounting Principles (US GAAP)

The consolidated financial statements of the Group are prepared in accordance with A-IFRS which differs in some material respects from US GAAP. The following are reconciliations of net profit and equity attributable to equity holders of Westpac, total assets and total liabilities applying US GAAP instead of A-IFRS.

		Year Ended
		30 September	30 September	30 September
		2007	2006	2005
		$m	$m	$m
Statement of income
Net profit as reported under A-IFRS		3,451	3,071	2,698
Items having an effect of increasing (decreasing) reported income (related tax impact of item shown separately)
(i)	Premises and sites	19	51	20
(ii)	Goodwill fair value adjustments	—	—	11
	Related income tax (expense)	—	—	(3)
(iii)	Superannuation (pension) expense/(credit)	(8)	(128)	(43)
	Related income tax (expense)/credit	2	39	12
(iv)	Wealth management	(39)	(117)	(14)
	Related income tax credit	12	35	5
(vi)	Employee share option compensation	—	—	4
(vi)	Employee share plan compensation	—	—	(19)
(vii)	Other debt instruments	55	(24)	21
(vii)	Deconsolidation of trust preferred structures (under FIN 46R)	118	(90)	47
(viii)	Change in estimate – Allowance for loan losses	—	569
	Related income tax (expense)	—	(178)
(ix)	Other non–financial assets	—	—	(2)
	Related income tax credit	—	—	10
(x)	Capitalised software	(30)	(18)	(8)
	Related income tax credit	9	5	2
(xi)	Derivative instruments (under SFAS 133)	—	—	15
	Related income tax credit/(expense)	—	—	(2)
(xi)	Fair value hedges	144	(141)	—
	Related income tax credit	(43)	42	—
(xi)	Cash flow hedges	136	(78)
	Related income tax credit	(37)	25
(xii)	Restructuring costs	—	—	15
	Related income tax credit/(expense)	—	—	(5)
	Service fees	—	—	(48)
	Related income tax credit	—	—	15
(xiv)	New Zealand Class shares	—	—	49
	Treasury shares	—	—	32
(xv)	Effective yield adjustments	50	(202)
	Related income tax (expense/credit)	(15)	60
	Other	—	15	1
Net income according to US GAAP		3,824	2,936	2,813
Adjustments to determine other comprehensive income under US GAAP (net of tax)
	Net income recognised directly in equity under A–IFRS	(49)	1	(96)
(vii)	Other debt instruments – FCTR adjustment	(22)	21	47
(v)	Unrealised net gain on available–for–sale securities	—	(209)	54
(xi)	Cash flow hedges	(99)	53
Total comprehensive income according to US GAAP		3,654	2,802	2,818
Earnings per share (cents) according to US GAAP
Basic		207.1	159.8	152.0
Diluted		204.6	158.6	150.2
Weighted average number of ordinary shares (millions)		1,846	1,837	1,851
Operating expenses as reported under A-IFRS		4,543	4,295	4,159
Adjustments: (refer following commentary for details)
(iii)	Superannuation (pension expense)	8	128	43
(iv)	Wealth management	39	117	14
(vi)	Employee share option and share plan compensation	—	—	15
(ix)	Other non–financial assets	—	—	2
(x)	Software capitalisation	30	18	8
(xii)	Service fees	—	—	48
Operating expenses according to US GAAP		4,620	4,558	4,289

Tax effect of each component of other comprehensive income:

	Consolidated
	2007			2006			2005
	Before	Tax	After	Before	Tax	After	Before	Tax	After
	Tax	(Expense)	Tax	Tax	(Expense)	Tax	Tax	(Expense)	Tax
	Amount	or Benefit	Amount	Amount	or Benefit	Amount	Amount	or Benefit	Amount
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Available-for-sale securities adjustment:
Unrealised holding gains/(losses) arising during the year	(6)	1	(5)	57	(7)	50	54	—	54
Less: Reclassification adjustment and (gains)/losses included in net income	(20)	8	(12)	(244)	—	(244)	—	—	—

Net available-for-sale securities adjustment
	(26)	9	(17)	(187)	(7)	(194)	54	—	54
Other debt instruments - foreign currency translation reserve adjustment	(22)	—	(22)	21	—	21	49	—	49
Foreign currency translation adjustment	(179)	48	(131)	39	—	39	(98)	—	(98)
Total other comprehensive income	(227)	57	(170)	(127)	(7)	(134)	5	—	5

	Consolidated
	2007	2006	2005
	$m	$m	$m
Accumulated other comprehensive income balances
Foreign currency translation reserve
Balance as at beginning of year	(127)	(187)	(138)
Foreign currency adjustments net of hedging	(131)	39	(98)
Other debt instruments - foreign currency translation reserve adjustment	(22)	21	49
Balance as at year end	(280)	(127)	(187)
Available-for-sale securities
Balance as at beginning of year	15	209	155
Adjustments	(17)	(194)	54
Balance as at year end	(2)	15	209
Pension liability
Balance as at beginning of year	—	—	—
Adjustment to initially apply SFAS 158, net of taxes	(229)	—	—
Balance as at year end	(229)	—	—
Total other accumulated comprehensive income balances	(511)	(112)	22

		Consolidated
		2007	2006	2005
		$m	$m	$m
Balance sheet
Total assets as reported under A-IFRS		374,821	299,578	266,263
Adjustments: (refer following commentary for details)
Item No.
(i)	Premises and sites	(12)	(31)	(79)
(ii)	Goodwill	359	359	359
(iii)	Superannuation (pension asset)	—	479	478
(iv)	Wealth management assets	(134)	(95)	(120)
(v)	Available-for-sale securities	—	—	156
(vii)	Other debt instruments	—	—	(8)
(x)	Capitalised software	(81)	(51)	(34)
(xi)	Derivative instruments (under SFAS 133)	80	(65)	(12)
(viii)	Provisions for bad and doubtful debts	—	—	179
	Deferred tax assets	(43)	485	268
(xiii)	Qualifying Special Purpose Entities	(8,472)	(3,088)	(2,061)
(vii)	Consolidation of variable interest entity (FIN 46R)	—	—	(508)
(vii)	Deconsolidation of trust preferred structures (FIN 46R)	217	—	189
	Service fees	—	—	(4)
(xv)	Effective yield adjustments	386	337	—
	Treasury shares	—	—	97
	Other	—	—	1
Total assets according to US GAAP		367,121	297,908	265,164
Total liabilities as reported under A-IFRS		356,990	283,480	249,370
Adjustments: (refer following commentary for details)
Item No.
(i)	Premises and sites	—	—	(4)
(iii)	Superannuation (pension liability)	(142)	—	(117)
(iv)	Wealth Manangement	—	—	(51)
	Deferred service Fees	—	—	(15)
(vi)	Employee share option compensation	—	—	(19)
(vii)	Other debt instruments	1,816	1,849	2,449
(xii)	Restructuring provisions	—	—	—
	Deferred tax liabilities	89	678	374
	Other liabilities	—	—	179
(xiii)	Qualifying Special Purpose Entities	(8,472)	(3,088)	(2,061)
(vii)	Consolidation of variable interest entity (FIN 46R)	—	—	(508)
(vii)	Minority interest as reported under AGAAP	1,912	1,912	3,332
(vii)	Not minority interest under US GAAP	(1,892)	(1,888)	(2,484)
	Other	—	—	2
Total liabilities according to US GAAP		350,301	282,943	250,447
Net assets according to US GAAP		16,820	14,965	14,717
Equity attributable to equity holders of Westpac Banking Corporation as reported under A-IFRS		15,919	14,186	13,561
Adjustments: (refer following commentary for details)
Item No.
(i)	Premises and sites	(12)	(31)	(75)
(ii)	Goodwill	359	359	359
(iii)	Superannuation (pension asset)	100	335	424
(iv)	Wealth management assets (net of tax)	(93)	(66)	(37)
(v)	Available-for-sale securities	—	—	156
(vi)	Employee share option compensation	—	—	19
(vii)	Other debt instruments	72	39	27
(vii)	Deconsolidation of trust preferred structures (under FIN 46R)	217	—	189
(x)	Capitalised Software	(57)	(36)	(24)
(xi)	Derivative instruments (under SFAS 133)	—	—	(7)
(xi)	Fair value hedges	45	(56)
	Service fees	—	—	19
(xv)	Effective yield adjustment	270	235
	Treasury shares	—	—	97
	Deferred tax assets/liabilities	—	—	9
Equity attributable to equity holders according to US GAAP		16,820	14,965	14,717

The following is a summary of the significant adjustments made to consolidated net profit and equity attributed to equity holders of Westpac, total assets and total liabilities to reconcile A-IFRS results with US GAAP. Some of these adjustments have been significantly impacted by or arise due to the Group presenting its financial statements for the first time in accordance with A-IFRS.

(i) Premises and sites

Revaluations and depreciation

On transition to A-IFRS from 1 October 2004, the carrying value of the Group’s premises and sites has been reclassified to a historical cost basis. The carrying value of premises and sites and the depreciation of buildings are now consistent with US GAAP.

Sale and leaseback

Under A-IFRS where properties are sold at fair value under a leaseback arrangement profit on sale is recognised immediately. Under US GAAP the profit on sale is spread over the term of the initial lease.

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

(iii) Superannuation (pension) costs

For A-IFRS purposes, the Group recognises a net pension liability in the balance sheet. The pension cost recognised in the income statement comprises the current service cost, an interest cost and an expected return on plan assets. In addition, actuarial gains or losses which result from annual actuarial valuations, which exceed 10% of the greater of the present value of the defined benefit plan’s obligations or the market value of the defined benefit plan assets, are spread on a straight line basis over the expected remaining working lives of plan members.

US GAAP, SFAS 87 Employers’ Accounting for Pensions is now consistent with the principles of A-IFRS, however previously unrecognised actuarial gains or losses continue to be amortised to income as an adjustment to pension expense, on a straight line basis over the average remaining service period of plan members.

Adjustments have been made to the US GAAP reconciliation statement to reverse the recognition of the liability under A-IFRS and recognise the accumulated recognised surplus (prior to application of SFAS 158) under US GAAP.

Westpac adopted SFAS 158 Employers’ Accounting for Defined Benefit and Other Post Retirement Plans (SFAS 158) on 30 September 2007. SFAS 158 resulted in Westpac’s net prepaid pension asset, as determined under US GAAP, being reduced by $328 million, resulting in a net pension liability of $82 million. The adjustment was recognised in Accumulated Other Comprehensive Income.

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

(v) Investment securities

Effective from 1 October 2005 the Group adopted Australian Accounting Standard AASB 139 Financial Instruments: Recognition and Measurement. Under AASB 139 instruments previously classified as investment securities have been reclassified as available-for-sale securities. The treatment of available-for-sale debt securities under A-IFRS and US GAAP is the same except that under A-IFRS foreign exchange gains and losses on available-for-sale debt securities is recognised in income while under US GAAP all gains and losses on available-for-sale securities are recognised in other comprehensive income.

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

(vi) Employee share plan and share option remuneration

On transition to A-IFRS from 1 October 2004, the Group has recognised a cost for options, performance share rights and issued shares granted to employees under any of its share plans in the income statement in accordance with AASB 2 Share-based Payment. Under AASB 2 the fair value of share-based payments at grant date is recognised as compensation expense over their expected vesting period. The Group has applied AASB 2 to all options and performance share rights granted prior to 1 October 2004 that were unvested at that date and to all subsequent grants.

Under US GAAP, effective from 1 October 2001, the Group adopted the fair value method of accounting under SFAS 123 Accounting for Stock-Based Compensation. SFAS 123(R) Share-based Payments (revised 2004) is effective to the Group from 1 October 2005 and has been applied using the modified prospective application method allowed by the standard. Under the modified prospective application method SFAS 123R is applied to all options and performance share rights granted after the effective date and to all outstanding awards at the effective date for which the requisite service has not been rendered by employees.

In respect of the Group’s options and performance share rights A-IFRS is now consistent with US GAAP, except in respect of the comparative periods where the former SFAS 123 did not recognise a cost for awards forfeited due to market conditions applicable to the Group’s options and performance share rights not being satisfied.

In respect of the Group’s employee share plan A-IFRS is now consistent with US GAAP. An adjustment has been made for the year ended 30 September 2005 to reflect an expense for shares issued in respect of the previous financial year.

(vii) Variable interest entities

Trust preferred securities:

Westpac has on issue hybrid tier 1 capital instruments in the form of trust preferred securities through three dual trust structures and one single trust structure. In accordance with FASB Interpretation Number 46R Consolidation of Variable Interest Entities (FIN 46R) Westpac does not have a variable interest in the trusts and therefore is not the primary beneficiary. As a result for US GAAP purposes, Westpac has deconsolidated the following trusts:

Instruments:	Trusts:
FIRsTS	Westpac First Trust and Westpac Second Trust
2003 TPS	Westpac Capital Trust III and Tavarua Funding Trust III
2004 TPS	Westpac Capital Trust IV and Tavarua Funding Trust IV
2006 TPS	Westpac TPS Trust

The consequence of not consolidating the above trusts is that the convertible debentures issued by Westpac’s New Zealand branch to Westpac Second Trust, Tavarua Funding Trust III and Tavarua Funding Trust IV and convertible notes issued by Westpac Australia are reflected as the outstanding debt securities for US GAAP purposes.

On transition to A-IFRS from 1 October 2004, the Group’s classification of these instruments changed from other equity interests to amounts attributable to minority interest. Effective from 1 October 2005 following the adoption of Australian Accounting Standard AASB 132 Financial Instruments: Presentation the classification of FIRsTS and 2004 TPS changed to debt instruments.

The above has resulted in the following impact on the reconciliation with US GAAP:

•     Distributions in respect of FIRsTS, 2003 TPS, 2004 TPS and 2006 TPS are deducted from the net profit attributable to equity holders of Westpac Banking Corporation either as amounts attributable to minority interests (2005) or interest expense under A-IFRS (2006 and onwards), accordingly no adjustment is now required in the US GAAP reconciliation of the statement of income in respect of these distributions;

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

(viii) General provision for bad and doubtful debts

Effective from 1 October 2005 the Group adopted Australian Accounting Standard AASB 139 Financial Instruments: Recognition and Measurement. In order to meet the specific requirements of AASB 139, the method used to estimate the Group’s provision for bad and doubtful debts was changed resulting in a reduction in the level of provision held. As the requirements of AASB 139 are consistent with the range of acceptable outcomes under US GAAP, the change in the amount of provision held was treated as a change in an estimate under US GAAP. The reduction in the size of the provision is attributable to the specific requirements of AASB 139 impacting the provision held against a number of products due to the change from statistically estimated provisions to provisions set using an emergence period approach and other technical changes required by A-IFRS.

Until 30 September 2005, under Australian GAAP, the Group maintained a general provision for bad and doubtful debts which was treated as a deduction from loans. Included within this provision as at 30 September 2005 was an amount of $179 million in respect of off-balance sheet credit related commitments. Under US GAAP and A-IFRS this component of the provision would be included in other liabilities.

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

Under US GAAP the requirements of SFAS 133 Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities, is similar to the requirements of AASB 139. However, for US GAAP purposes the Group considers that, without undue cost, it could not substantiate that AASB 139 requirements in respect of cash flow hedges and fair value hedges would satisfy SFAS 133 requirements in respect of such hedges.

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

Cash flow hedges

Under A-IFRS the change in fair value of a derivative that is effective as a cash flow hedge is initially recognised in a cash flow hedge reserve directly in equity and is subsequently recognised in the income statement when the hedged item impacts the income statement or when the hedge is no longer effective. For US GAAP purposes the change in fair value of such derivatives is immediately recognised in the income statement.

(xii) Provision for restructuring

In periods prior to 2006, adjustments have been made to restructuring provisions recognised on the acquisition of BTFG that were not allowed under US GAAP.

(xiii) Loan securitisation trusts

On transition to A-IFRS from 1 October 2004, certain trusts through which the Group has securitised housing mortgage loans have been consolidated. Under US GAAP these trusts are qualifying special-purpose entities as described by SFAS 140 Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities and are not consolidated by the transferor. This adjustment does not have any impact on consolidated equity and profit or loss.

	Consolidated
	30 September 2007			30 September 2006
	Total		Total Credit			Total Credit
	Principal	Delinquent	Losses (Net	Total Principal	Delinquent	Losses (Net of
	Amount	Principal(1)	of Recoveries)	Amount	Principal	Recoveries)
	$m	$m	$m	$m	$m	$m
Housing loans held in portfolio(2)	136,086	700	12	118,278	521	6
Housing loans securitised	9,592	31	—	4,093	11	—
Total housing loans managed	145,678	731	12	122,371	532	6

(1)          Delinquent housing loans are where contractual payments are greater than 60 days in arrears.

(2)          There are currently no housing loans that have been identified as being held-for-sale or securitisation.

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

Income taxes

Under A-IFRS a deferred tax asset is recognised to the extent that it is probable it will be realised. Under US GAAP the total deferred tax asset is recognised using the applicable tax rate. Deferred tax assets are then reduced by a valuation allowance if it is more likely than not that some portion of the deferred tax assets will not be realised.

The gross deferred tax asset and liability under A-IFRS before valuation allowance and netting is $2,865 million and $2,263 million, respectively (2006 $1,183 million and $485 million, respectively).

	Consolidated
	2007	2006
	$m	$m
Net deferred tax assets before valuation allowance	602	698
Total valuation allowances recognised for deferred tax assets	(86)	(45)
Net deferred tax assets (per Note 16)	516	653
Total deferred tax liabilities (refer to Note 21)	—	—
Net deferred tax assets	516	653
Net (increase)/decrease in the total valuation allowance during the year	(41)	11

US GAAP equity adjustments

	Consolidated
	2007	2006	2005
	$m	$m	$m
Statement of changes in US GAAP equity attributable to equity holders’
Balance as at beginning of year	14,965	14,717	12,928
Increase/(decrease) in share capital	543	233	609
Currency translation adjustments (net of hedging gains/losses)	(54)	(21)	(49)
Net income	3,824	2,936	2,813
Dividends provided for or paid	(2,265)	(1,977)	(1,716)
Deemed dividend on shares bought back	—	(791)	—
Adjustment to initially apply SFAS 158	(229)	—	—
Adjustments for:
Employee share option and share plan compensation	53	62	78
Available-for-sale securities	(17)	(194)	54
Balance as at year end	16,820	14,965	14,717

Superannuation (pension) expense

For the purpose of calculating net income in accordance with US GAAP, the Group has adopted SFAS 87 Employers’ Accounting for Pensions in respect of the Group’s principal pension plan for employees of Westpac in Australia. Other pension plans operated by the Group are not material.

Effective 30 September 2007 Westpac adopted SFAS 158, an amendment to SFAS 87 and other related statements. SFAS 158 requires the recognition of the funded status of the pension liability as at 30 September 2007. Unrecognised actuarial losses of $229 million (net of tax of  $99 million) have been brought to account through accumulated other comprehensive income.

The reconciliation of net income calculated in accordance with A-IFRS to net income calculated in accordance with US GAAP for the years ended  30 September 2007, 2006 and 2005 included net superannuation (pension) adjustments after tax of $6 million, $89 million and $31 million debit respectively. The measurement date for the plan was 30 September 2007.

	Consolidated
	2007	2006	2005
	$m	$m	$m
The superannuation (pension) expense adjustments comprised:
Elimination of superannuation expense for Australian accounting purposes	135	108	105
Transition adjustment	—	(80)
Income tax applicable	(42)	(8)	(32)
	94	20	73
Recognition of a pension cost calculated in accordance with US GAAP	(143)	(156)	(148)
Income tax applicable	43	47	44
	(100)	(109)	(104)
Net adjustment	(6)	(89)	(31)
The pension cost calculated in accordance with US GAAP as at 30 September comprises:
Service cost	(61)	(68)	(59)
Interest cost	(87)	(75)	(85)
Return on assets	127	109	107
Net amortisation and deferral	(8)	(40)	(37)
Net periodic pension cost	(29)	(74)	(74)
Contributions to the accumulation plan	(114)	(82)	(74)
Net Group periodic pension cost	(143)	(156)	(148)
The following table presents the funded status of the Group’s principle pension plans as at 30 September
Change in benefit obligation
Benefit obligation at beginning of year	1,752	1,592	1,331
Net service cost	44	46	39
Member contributions	19	26	25
Interest cost	87	75	85
Actuarial losses	69	131	222
Benefits and expenses paid	(124)	(118)	(110)
Transfer to defined contribution plan	(149)	—	—
Benefit obligation at year end	1,698	1,752	1,592
Change in fair value of assets
Fair value of assets at beginning of year	1,701	1,636	1,514
Actual return on assets	251	226	250
Total contributions	19	26	25
Benefits and expenses paid	(124)	(118)	(110)
Contributions to the accumulation plan	(81)	(69)	(43)
Transfer to defined contribution plan	(149)	—	—
Fair value of assets at year end	1,617	1,701	1,636
Funded status at measurement date	(81)	(51)	44
Assets not recognised:
Unrecognised net loss	—	412	437
Pension liability/prepayment of pension costs	—	361	481
Accumulated benefit obligation	1,610	1,630	1,491

Assumptions used in determining the projected benefit obligation as at 30 September 2007, 30 September 2006 and 30 September 2005 and in determining the pension benefit for the financial year ended on those dates determined with the assistance of actuaries included the following:

	Consolidated
	2007	2006	2005
Pension benefit:
Assumed rate of return on plan assets	7.8%	7.4%	6.8%
Projected benefit obligation:
Expected increase in average salary of plan members(1)	4.2%	4.0%	3.5%
Discount rate	6.2%	5.6%	5.3%

(1)        Plus promotional scales equivalent to approximately 1%.

Expected rate of return on assets assumptions

The assumed return on assets reflects the average rate expected to be earned in the long term on the plan’s assets. Accordingly this rate reflects the taxation on earnings, imputation credits from investments in Australian shares and also the need for reinvestment.

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

Cash flows

Estimated future benefit payments

The following benefit payments are expected to be paid:

$m
2008	170
2009	163
2010	159
2011	156
2012	156
2013 - 2017	727

The Group has no material obligations in respect of post-retirement employee benefits other than pensions.

	Consolidated
	2007	2006	2005
	$m	$m	$m
Computation of ordinary share earnings
A-IFRS
Net income after deducting distributions on other equity instruments and RSP treasury shares	3,450	3,071	2,747
Weighted average number of ordinary shares (millions)	1,846	1,837	1,845
Net income per share (cents)	186.9	167.2	148.9
US GAAP
Weighted average number of ordinary shares (millions)	1,846	1,837	1,851
Average other potential ordinary shares	62	60	71
Average options and performance share rights	7	5	4
Average shares and share equivalents	1,915	1,902	1,926
Net income	3,824	2,936	2,813
Basic net income per share (cents)	207.1	159.8	152.0
Fully diluted net income per share (cents)	204.6	158.6	150.2
Earnings per ADS (five times earnings per share in cents)	1,035	799	760

Recent accounting pronouncements

In September 2006 the FASB issued SFAS 157 ‘Fair Value Measurements’ which is applicable for financial years beginning after 15 November 2007. The standard is applicable to assets and liabilities required to be measured at fair value by other accounting standards, and requires certain disclosures in respect of these assets and liabilities. It also outlines a framework to apply when determining fair value. The Group will apply the standard from 1 October 2008, we do not expect the standard to materially impact our current approach to fair value measurement.

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

In March 2006 the FASB issued SFAS 156 ‘Accounting for Servicing of Financial Assets’ which clarifies how servicing assets or liabilities should be recognised and measured when an entity undertakes an obligation to service a financial asset by entering into a servicing contract through sale. The standard is effective for financial years beginning after 15 September 2006. The standard requires servicing assets or liabilities to be initially measured at fair value and subsequently either using an amortisation or a fair value approach. The Group has applied the standard from 1 October 2006 and the standard has not had a material impact on the Group’s reported position or performance for the year.

DIRECTORS’ DECLARATION

In the Directors’ opinion:

a.               the financial statements and notes set out on pages 101 to 227 are in accordance with the Corporations Act 2001, including:

(i)             complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)          give a true and fair view of Westpac’s and the Group’s financial position as at 30 September 2007 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

b.              there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

The Directors have been given the declaration by the Chief Executive Officer and the Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

E.A. Evans	D.R. Morgan
Chairman	Managing Director and
Chief Executive Officer
Sydney
1 November 2007

Statutory statements

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Westpac is responsible for establishing and maintaining adequate internal control over financial reporting for Westpac as defined in Rule 13a - 15 (f) under the Securities Exchange Act of 1934, as amended. Westpac’s internal control system is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable accounting standards.

Westpac’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Westpac and its consolidated entities; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting standards, and that receipts and expenditures of Westpac are being made only in accordance with authorizations of management and directors of Westpac and its consolidated entities; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Westpac and its consolidated entities that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac’s internal control over financial reporting as of 30 September 2007 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, management concluded that Westpac’s internal control over financial reporting was effective as of 30 September 2007.

PricewaterhouseCoopers, Westpac’s independent registered public accounting firm, has issued their audit report on Westpac’s internal control over financial reporting. Their report appears on page 231.

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF WESTPAC BANKING CORPORATION

Report on the financial report and the AASB 124 Remuneration disclosures contained in the directors report

We have audited the accompanying financial report of Westpac Banking Corporation, which comprises the balance sheet as at 30 September 2007, and the income statement, statement of recognised income and expense and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both Westpac Banking Corporation (Westpac) and Westpac Banking Corporation Group (the consolidated entity). The  consolidated entity comprises Westpac and the entities it controlled at the year’s end or from time to time during the financial year.

We have also audited the remuneration disclosures contained in the directors’ report. As permitted by the Corporations Regulations 2001, Westpac has disclosed information about the remuneration of directors and executives (‘remuneration disclosures’), required by Accounting Standard AASB 124 Related Party Disclosures, under the heading ‘remuneration report’ in the directors’ report and not in the financial report.

Directors’ responsibility for the financial report

The directors of Westpac are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

The directors of Westpac are also responsible for the remuneration disclosures contained in the directors’ report.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement. Our responsibility is to also express an opinion on the remuneration disclosures contained in the directors’ report based on our audit.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report and the remuneration disclosures contained in the directors’  report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report and the remuneration disclosures contained in the directors’ report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report and the remuneration disclosures contained in the directors’ report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor’s opinion on the financial report

In our opinion,

(a)               the financial report of Westpac Banking Corporation is in accordance with the Corporations Act 2001, including:

(i)                  giving a true and fair view of Westpac’s and the consolidated entity’s financial position as at 30 September 2007 and of their performance for the year ended on that date; and

(ii)               complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001, and

(b)              the consolidated financial statements and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

Auditor’s opinion on the AASB 124 Remuneration disclosures contained in the directors’ report

In our opinion, the remuneration disclosures that are contained in the directors’ report comply with Accounting Standard AASB 124.

PricewaterhouseCoopers	D.H. Armstrong
Partner
Sydney, Australia
1 November 2007

Statutory statements

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Westpac Banking Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of recognised income and expense and consolidated cash flow statements present fairly, in all material respects, the financial position of Westpac Banking Corporation and its subsidiaries at 30 September 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2007 in conformity with International Financial Reporting Standards as adopted in Australia (A-IFRS).

A-IFRS varies in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 49 to the consolidated financial statements.

Also in our opinion, Westpac Banking Corporation maintained, in all material respects, effective internal control over financial reporting as of 30 September 2007, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Westpac Banking Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading “Management’s Report on Internal Control over Financial Reporting” in the accompanying Annual Report. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
1 November 2007

Limitation on Independent Registered Public Accounting Firm’s Liability

The liability of PwC Australia, with respect to claims arising out of its audit reports included in this annual report, is subject to the limitations set forth in the Professional Standards Act 1994 of New South Wales, Australia (the ‘Professional Standards Act’) and the The Institute of Chartered Accountants in Australia (NSW) Scheme adopted by The Institute of Chartered Accountants in Australia (ICAA) and approved by the New South Wales Professional Standards Council pursuant to the Professional Standards Act (the ‘NSW Accountants Scheme’). The Professional Standards Act and the NSW Accountants Scheme limit the liability of PwC Australia for damages with respect to certain civil claims arising in, or governed by the laws of, New South Wales directly or vicariously from anything done or omitted in the performance of its professional services for us, including, without limitation, its audits of our financial statements, to the lesser of (in the case of audit services) ten times the reasonable charge for the service provided and a maximum liability for audit work of $75 million. The limit does not apply to claims for breach of trust, fraud or dishonesty.

In addition there is equivalent professional standards legislation in place in each state and territory in Australia and amendments have been made to a number of Australian federal statutes to limit liability under those statutes to the same extent as liability is limited under state and territory laws by professional standards legislation.

These limitations of liability may limit recovery upon the enforcement in Australian courts of any judgment under US or other foreign laws rendered against PwC Australia based on or related to its audit report on our financial statements. Substantially all of PwC Australia’s assets are located in Australia. However, the Professional Standards Act and the NSW Accountants Scheme have not been subject to judicial consideration and therefore how the limitation will be applied by the courts and the effect of the limitation on the enforcement of foreign judgments are untested.

Section 4

Shareholder information

Additional information

Shareholding information

Top twenty ordinary shareholders at 3 October 2007

	Number of Fully Paid
	Ordinary Shares	% Held

HSBC Custody Nominees (Australia) Limited	281,616,743	15.10
J P Morgan Nominees Australia Limited	220,319,040	11.81
National Nominees Limited	183,863,682	9.86
Citicorp Nominees Pty Limited	123,019,924	6.60
RBC Global Services Australia Nominees Pty Limited	59,056,593	3.17
ANZ Nominees Limited	56,240,504	3.02
Cogent Nominees Pty Limited	46,800,743	2.51
AMP Life Limited	21,107,973	1.13
Queensland Investment Corporation	20,629,408	1.11
Australian Foundation Investment Company Limited	12,261,616	0.66
Australian Reward Investment Alliance	11,283,437	0.60
UBS Nominees Pty Ltd	9,937,800	0.53
UBS Private Clients Australia Nominees Pty Limited	9,131,699	0.49
Bond Street Custodians Limited	9,104,190	0.49
Tasman Asset Management Ltd	6,650,213	0.36
Invia Custodian Pty Limited	6,640,017	0.36
Milton Corporation Limited	5,784,274	0.31
Perpetual Trustee Company Limited	5,316,242	0.29
Argo Investments Limited	4,057,228	0.22
Suncorp Custodian Services Pty Ltd	3,718,228	0.20
	1,096,539,554	58.82

As of 3 October 2007, the top twenty shareholders held 58.82% of total ordinary shares issued.

Substantial shareholders as at 3 October 2007

There are no shareholders appearing on the Register of Substantial Shareholders as at 3 October 2007.

Control of registrant

We are not directly or indirectly owned or controlled by any other corporation(s) or by any foreign government.

Refer to the Exchange controls and other limitations affecting security holders - Foreign Acquisitions and Takeovers Act 1975, Corporations Act and Financial Sector (Shareholdings) Act 1998 which impose limits on equity holdings.

To our knowledge, at 30 September 2007, no person owned beneficially, directly or indirectly, more than 5% of our outstanding ordinary shares.

At 30 September 2007, our Directors and Executive Officers owned beneficially, directly or indirectly, an aggregate of 2,803,754 (0.15%) of the fully paid ordinary shares outstanding.

Shareholding information

Analysis of holdings as at 3 October 2007

By range

							Options and Rights
					Number of		to Subscribe for
			Number of Holders of		Fully Paid		Fully Paid
			Fully Ordinary Paid Shares	%	Ordinary Shares	%	Ordinary Shares(1)
1	-	1,000	189,456	58.09	84,967,494	4.56	96
1,001	-	5,000	109,460	33.57	246,184,415	13.20	331
5,001	-	10,000	16,446	5.04	117,325,408	6.29	193
10,001	-	100,000	10,314	3.16	222,207,615	11.91	251
100,001 and over			469	0.14	1,194,402,672	64.04	43
Totals			326,145	100.00	1,865,087,604	100.00	914
Percentage of total securities held by Top 20 holders in each class						58.82	50.25
Holdings less than a marketable parcel			5,318

(1)               Issued under Senior Officers’ Share Purchase Scheme, General Management Share Option Plan, Chief Executive Share Option Agreement and Westpac Performance Plan.

By domicile

			Number of Issued	% of Issued
	Number of Holders(1)	% of Holdings	Shares and Options	Shares and Options
Australia	295,201	90.47	1,823,948,729	96.96
New Zealand	27,615	8.46	44,088,833	2.34
United Kingdom	1,562	0.48	4,226,088	0.23
United States	407	0.12	1,998,386	0.11
Other Overseas	1,524	0.47	6,877,855	0.36
Totals	326,309	100.00	1,881,139,891	(100.00)

(1)               Some registered holders own more than one class of security

Significant changes in share ownership

On 22 September 2006, the Commonwealth Bank of Australia and its subsidiaries became a substantial shareholder holding 91,977,151 shares (5.00%). They ceased to be a substantial shareholder on 28 February 2007.

Market price information

The principal listing of our ordinary shares is on the ASX. American Depository Shares (ADS), each representing five ordinary shares, are listed on the NYSE. Our ordinary shares were de-listed from the Tokyo Stock Exchange in July 2007.

On 11 July 2005, ordinary Westpac shares were issued upon exchange of NZ Class shares.

The tables below set forth, for the calendar periods indicated, the reported high and low market quotations for our ordinary shares on the ASX based on its daily official list and for our American Depository Shares on the New York Stock Exchange.

	Per Ordinary Share in A$(1)		Per American Depositary Share in US$(2)
Financial year ending	High	Low	High	Low
September 2007	28.69	22.53	125.80	84.74
September 2006	25.35	21.31	96.60	76.46
September 2005	21.40	17.52	81.03	64.12
September 2004	18.28	15.00	69.05	55.19
September 2003	17.14	12.83	56.80	35.60

	Per Ordinary Share in A$		Per American Depositary Share in US$
Quarter ending	High	Low	High	Low
2007:
March	26.49	23.37	106.75	92.04
June	27.85	25.17	115.19	106.40
September	28.69	23.35	125.80	97.83
2006:
March	24.24	22.40	89.35	83.34
June	25.35	21.56	96.60	76.46
September	23.53	21.31	90.35	79.90
December	25.27	22.53	96.30	84.74
2005:
March	20.13	18.68	79.35	71.58
June	20.08	18.42	77.80	71.40
September	21.40	19.17	81.03	71.60
December	23.10	20.14	84.85	80.90
2004:
March	18.28	15.84	68.04	60.86
June	17.98	16.60	69.05	57.69
September	17.83	16.08	64.31	57.79
December	19.50	17.52	76.00	64.12

	Per Ordinary Share in A$		Per American Depositary Share in US$
Month ending - 2007	High	Low	High	Low
October	30.68	27.92	138.00	125.25
September	28.69	26.21	125.80	109.60
August	27.26	23.35	113.60	97.83
July	26.90	25.50	118.20	109.19
June	26.42	25.17	109.69	106.40
May	27.85	25.95	115.08	106.76
April	27.60	25.87	115.19	106.64

(1)          A$ market price information is intraday high and low trading prices.

(2)          JPMorgan Chase Bank of New York acts as Depository for our American Depository Shares.

As at 3 October 2007, there were 326,309 record holders, compared to 291,555 in 2006 and 266,151 in 2005. Record holders with registered addresses in Australia held approximately 97% of our fully paid shares capital at 3 October 2007, compared to 97% in 2006 and 98% in 2005 respectively.

Shareholding information

Exchange controls and other limitations affecting security holders

Australian exchange controls

Australian laws control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia. We, pursuant to a number of exemptions, authorities and approvals, are not generally restricted from transferring funds from Australia or placing funds to the credit of non-residents of Australia. However, Australian foreign exchange controls are implemented from time to time against prescribed countries, entities and persons. At the present time, these are:

a.               withholding taxes in relation to remittances or dividends (to the extent they are unfranked) and interest payments.

b.              the sanctions administered by the RBA in accordance with the Banking (Foreign Exchange) Regulations 1959:

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

•                  supporters of the former government of the Federal Republic of Yugoslavia;

•                  ministers and senior officials of the Government of Zimbabwe; and

•                  certain entities associated with the Democratic People’s Republic of Korea (North Korea);

are prohibited without the specific approval of the RBA.

c.               the restrictions administered by the Department of Foreign Affairs and Trade (DFAT) in regard to:

(i)             Terrorists and their sponsors

In terms of Part 4 of the Charter of the United Nations Act 1945, and the Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002, anybody holding financial or other assets of persons or entities listed as terrorists by the Minister for Foreign Affairs in the Commonwealth of Australia Gazette is prohibited from using or dealing with those assets. It is also a criminal offence to make assets available to such persons or entities; and

(ii) The former Iraqi regime

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

Corporations Act 2001

The Corporations Act prohibits any person (including a corporation) from acquiring a relevant interest in our voting shares if, after the acquisition, that person or any other person would be entitled to exercise more than 20% of the voting power in us. The prohibition is subject to certain limited exceptions, which must strictly be complied with to be applicable. In addition, under the Corporations Act, any person who begins to have, or ceases to have, a substantial holding in us, or if any person already has a substantial holding and there is a movement of at least 1% in their holding, is required to give a notice to us and to the ASX Limited providing certain prescribed information, including their name and address and details of their relevant interests in our voting shares. Such notice must, generally, be provided within two business days.

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

Taxation

The following discussion is a summary of certain Australian taxation implications of the ownership of ordinary equity (including American Depository Shares). The statements concerning Australian taxation set out below are based on the laws in force at the date of the Annual Report and the Convention between the Government of Australia and the Government of the United States of America for the Avoidance of Double Taxation and The Prevention of Fiscal Evasion with respect to Taxes on Income (the Tax Treaty), and are subject to any changes in Australian law and any change in the Tax Treaty occurring after that date.

The discussion is intended only as a descriptive summary and does not purport to be a complete analysis of all the potential Australian tax implications of owning and disposing of ordinary shares. The specific tax position of each investor will determine the applicable Australian income tax implications for that investor and we recommend each investor consult their own tax adviser concerning the implications of receiving dividends and owning and disposing of ordinary shares.

Taxation of dividends

Under the Australian dividend imputation system, Australian tax paid at the company level is imputed (or allocated) to shareholders by means of imputation credits which attach to dividends paid by the company to the shareholder. Such dividends are termed ‘franked dividends’.

When an Australian resident individual shareholder receives a franked dividend, the shareholder receives a tax offset to the extent of the franking credits which can be offset against the Australian income tax payable by the shareholder. An Australian resident shareholder may, in certain circumstances, be entitled to a refund of excess franking credits.

While a company may only declare a dividend out of profits, the extent to which a dividend is franked depends in broad terms upon a company’s available franking credits at the time of payment of the dividend and the nature of that dividend. Accordingly, a dividend paid to a shareholder may be wholly or partly franked or wholly unfranked.

Fully franked dividends paid to non-resident shareholders are exempt from Australian dividend withholding tax. Dividends paid to a non-resident shareholder which are not fully franked are subject to dividend withholding tax at the rate of 30% (unless reduced by a double tax treaty) to the extent they are unfranked. In the case of residents of the US, the rate is reduced to 15% under the Tax Treaty, provided the shares are not effectively connected with a permanent establishment or a fixed base of a non resident in Australia through which the non resident carries on business in Australia or provides independent personal services. The withholding tax rate is reduced to 5% where the company has at least 10% or more voting interest in the company paying the dividend, and further reduced to 0% where a beneficially entitled company holds 80% or more of the voting power in the company paying the dividend for a 12 month period ending on the date the dividend is declared and satisfies public listing requirements in the Limitation on Benefits Article. In the case of residents of the US that have a permanent establishment or fixed base in Australia and the shares in respect of which the dividends are paid are attributable to a permanent establishment or fixed base, the dividends will not be subject to dividend withholding tax; rather, such dividends will be taxed on a net assessment basis and, where the dividends are franked, entitlement to a tax offset may arise.

Fully franked dividends paid to non-residents shareholders and dividends that have been subject to dividend withholding tax are not subject to any further Australian income tax.

There are circumstances where a shareholder may not be entitled to the benefit of franking credits. The application of these rules depend upon the shareholder’s own circumstances, if a resident, including the period which the shares are held and the extent to which the shareholder is ‘at risk’ in relation to their shareholding. Shareholders will need to obtain their own advice in relation to these rules.

Gain or loss on disposition of shares

Under the existing law, subject to two exceptions, a resident of the US disposing of shares in Australian public companies will be free from income tax in Australia. The exceptions are as follows:

•                  shares held as part of a trade or business conducted through a permanent establishment in Australia; and

•                  shares held in public companies where the shareholder and its associates holds (or has held for a 12 month period during the last 24 months) an interest of 10% or more in the issued capital of the company and more than 50% of the company’s assets relate to Australian real property.

If the first exception applies, any profit on disposal would be assessable to ordinary income tax. Losses would constitute an allowable deduction.

It is not expected that the second exception would have any application in relation to shares in Westpac. However, if it applied, capital gains tax in Australia is payable on 50% of any capital gains (without adjustment for inflation indexation) on the disposal of assets acquired on or after 1 October 1999 and held for more than 12 months by individuals. For the assets acquired prior to 1 October 1999, individuals will be able to choose between the following alternatives:

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

Directors’ interest, powers re compensation, borrowing powers, etc

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

Minimum number of directors

At the Annual General Meeting of Westpac on 15 December 2005, our shareholders passed a special resolution to amend our constitution in order to remove the requirement to have a minimum number of seven directors and instead to be able to rely upon the provisions of the Corporations Act and applicable regulations from time to time. Currently the Corporations Act prescribes three as a minimum number of directors and APRA governance standards specify five as the minimum number of directors for APRA related entities. Westpac’s current number of directors is above these prescribed minimums.

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

If any dividends are returned unclaimed, we are obliged, under the Unclaimed Money Act 1995, to hold those amounts as unclaimed monies for a period of six years. If at the end of that period the monies remain unclaimed by the shareholder concerned, we must remit by 31 October in each year those monies to the Office of State Revenue. Upon such payment being made, we are discharged from further liability in respect of that amount.

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

Under the listing rules of the ASX Limited, no executive and non-executive director of a listed entity, apart from the managing director, may continue to hold office, without offering himself or herself for re-election, past the third AGM following their appointment or three years, whichever is the longer.

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

Limitations on securities ownership

A number of limitations apply in relation to the ownership of our shares, and these are more fully described in the section of this Annual Report ‘Limitations affecting security holders’.

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

Under the Corporations Act, however, any person who begins or ceases to have a substantial holding of our shares must, within two business days, give us notice of that acquisition or disposal. A further notice must be given to us by a substantial shareholder within two business days if at any time there is an increase or decrease of 1% in their holding. Copies of these notices must also be given to the ASX Limited. A person will have a substantial holding of our shares if the voting rights attaching to our shares in which that person and their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. For more details, refer to the section ‘Corporations Act 2001’.

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

Documents on display

We are subject to the disclosure requirements of the US Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file Annual Reports and furnish other information to the United States SEC. These materials, including this Annual Report on Form 20-F and the exhibits thereto, and other information furnished by us, may be inspected and copied at the SEC’s Public Reference Room at  100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at ‘www.sec.gov’ that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Since April 2002, we have filed our reports on Form 20-F and have furnished other information to the SEC in electronic format which may be accessed through this web site.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

WESTPAC BANKING CORPORATION

By: Manuela Adl

Authorised Representative

Dated 1 November 2007

INFORMATION FOR SHAREHOLDERS

Financial Calendar

Record Date for final dividend	13 November 2007
Record Date for final dividend (New York)	12 November 2007
Annual General Meeting	13 December 2007
Final dividend payable	18 December 2007
Half Year end	31 March 2008
Interim results and dividend announcement	1 May 2008
Record Date for interim dividend	23 May 2008	*
Record Date for interim dividend (New York)	22 May 2008	*
Interim dividend payable	2 July 2008	*
Year end	30 September 2008
Final results and dividend announcement	30 October 2008	**
Record Date for final dividend	11 November 2008	**
Record Date for final dividend (New York)	10 November 2008	**
Annual General Meeting	11 December 2008	#
Final dividend payable	17 December 2008	**

*	Dates will be confirmed at the time of announcing the 2008 interim results.
**	Dates will be confirmed at the time of announcing the 2008 final results.
#	Details regarding the date of this meeting and the business to be dealt with, will be contained in the separate Notice of Meeting sent to shareholders in November 2008.

Annual General Meeting

The Westpac Annual General Meeting (AGM) will be held in the Grand Ballroom, Level 3 of the Hilton Sydney, 488 George Street, Sydney, on Thursday, 13 December 2007, commencing at 1:30pm.

The AGM will be webcast live on the internet at www.westpac.com.au/investorcentre and an archive version of the webcast will be placed on the website to enable the AGM proceedings to be viewed at a later time.

USEFUL INFORMATION

Key sources of information for shareholders

We report to shareholders, in November yearly, in two forms: an Annual Review and an Annual Report. We also report half-yearly to shareholders via a newsletter, in conjunction with the dividend payments in July and December. In addition, we produce an annual Stakeholder Impact Report, which is available yearly in December.

Electronic communications

Shareholders can elect to receive the following communications electronically:

•     Annual Review and Annual Report;

•     Dividend statements when paid by direct credit or via the DRP;

•     Notices of Meetings and proxy forms; and

•     Shareholder Newsletters and major company announcements.

Shareholders who wish to register their email address should go to www.westpac.com.au/investorcentre and click on ‘Register your email’ under ‘Shareholder News’, or contact the Westpac share registry. For registry contact details see below.

Online information

Australia

Westpac’s internet site www.westpac.com.au provides information for shareholders and customers, including:

•               Access to internet banking and broking services;

•               Details on Westpac’s products and services;

•               Company history, results, economic updates, market releases and news; and

•               Corporate responsibility and Westpac in the community activities.

Investors can short cut to the Investor Centre at www.westpac.com.au/investorcentre. The Centre includes the current Westpac share price and charting, and links to the latest ASX announcements and the Westpac’s share registries.

New Zealand

Westpac’s New Zealand internet site www.westpac.co.nz provides:

•                  Access to internet banking services;

•                  Details on products and services, including a comprehensive home buying guide;

•                  Economic updates, news and information, key financial results; and

•                  Sponsorships and other community activities.

Stock exchange listings

Westpac Ordinary Shares are listed on:

•                  Australian Securities Exchange, (code WBC);

•                  New York Stock Exchange (NYSE), as American Depositary Shares, (code WBK); and

•                  New Zealand Exchange Limited, (code WBC).

Westpac Investor Relations

Information other than that relating to your shareholding can be obtained from:

Westpac Investor Relations

Level 20, 275 Kent Street

Sydney NSW 2000 Australia

Telephone: (61 2) 8253 3143, Facsimile: (61 2) 8253 1207

Email: investorrelations@westpac.com.au

Share registries

For information about your shareholding or to notify a change of address etc., you should contact the appropriate share registry. Please note that in Australia, broker sponsored holders are required to contact their broker to amend their address.

Australia - Ordinary shares on the main register

Link Market Services Limited

Level 12, 680 George Street

Sydney NSW 2000

Postal address: Locked Bag A6015, Sydney South NSW 1235

Website: www.linkmarketservices.com.au

Shareholder Enquiries:

Telephone: 1800 804 255 (toll free in Australia)

International: (61 2) 8280 7070

Facsimile: (61 2) 9287 0303

Email: westpac@linkmarketservices.com.au

New Zealand - Ordinary Shares on the New Zealand branch register

Link Market Services Limited

Level 12, 120 Albert Street

Auckland, New Zealand

Postal address: P.O. Box 91976, Auckland 1030, New Zealand

Website: www.linkmarketservices.com

Shareholder Enquiries:

Telephone: 0800 002 727 (toll free in New Zealand)

International: (64 9) 375 5998

Facsimile: (64 9) 375 5990

Email: lmsenquiries@linkmarketservices.com

Depositary in USA for American Depositary Shares (ADS)*

Listed on New York Stock Exchange (code WBK - CUSIP 961214301)

JPMorgan Chase Bank, N.A.

PO Box 358408, Pittsburgh

PA 15252-8408, USA

Shareholder Enquiries:

Telephone: 1 800 990 1135

(toll free: non-US callers will be charged IDD)

Telephone: +1 201 680 6630

Email: jpmorganadr@mellon.com

Website: www.adr.com

* Each ADS equals five, fully paid ordinary shares

Glossary of abbreviations

AASB 1	Australian Accounting Standards AASB First-time Adoption of Australian Equivalents to International Financial Reporting Standards
AASB 4	Australian Accounting Standards AASB Insurance Contracts
AASB 7	Australian Accounting Standards AASB Financial Instruments Disclosures
AASB 127	Australian Accounting Standards AASB Consolidated and Separate Financial Statements
AASB 132	Australian Accounting Standards AASB Financial Instruments: Presentation and Disclosure
AASB 139	Australian Accounting Standards AASB Financial Instruments: Recognition and Measurement
AASB 1038	Australian Accounting Standards AASB Life Insurance Contracts
ABN	Australian Business Number
ACCC	Australian Competition and Consumer Commission
ACE	Adjusted Common Equity
ACN	Australian Company Number
ADIs	Authorised Deposit-taking Institutions
ADRs	American Depositary Receipts
ADS	American Depository Shares
AGAAP	Australian Generally Accepted Accounting Principles
AGM	Annual general meeting
A-IFRS	Australia Equivalents to International Financial Reporting Standards
AIRB	Advanced Internal Ratings Based
AIRC	Australian Industrial Relations Commission
AMA	Advanced measurement approach
ANZSIC	Australian and New Zealand Standard Industrial Classification
APCA	Australian Payments Clearing Association
APRA	Australian Prudential Regulation Authority
ARBN	Australian Registered Business Number
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
ASX Limited	Operates under the brand name Australian Securities Exchange
ASXCGC	ASX Limited’s Corporate Governance Council
ATM	Automatic teller machines
BRMC	Board Risk Management Committee
BTFG	BT Financial Group
BTFG Australia	BT Financial Group Australia
BTIM	BT Investment Management Limited
BTSS	Business and Technology Solutions and Services
Capital Trust III	Westpac Capital Trust III
Capital Trust IV	Westpac Capital Trust IV
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CGU	Cash-generating unit
CLS	Continuous Linked Settlement
COSO	Committee of Sponsoring Organisations of the Treadway Commission
CRI	Community Corporate Responsibility Index
CRO	Chief Risk Officer
DFAT	Department of Foreign Affairs and Trade
DSP	Deferral Share Plan
EFTPoS	Electronic Funds Transfer Point of Sale
Epic	Epic Rest Group
EPO	Enterprise Program Office
ESP	Employee Share Plan
FASB	Financial Accounting Standards Board
FinSec	Finance and Information Union
FIRsTS	Fixed Interest Resettable Securities
FRA	Forward rate agreement
FRC	Financial Reporting Council
FSP	FASB Staff Position
FSU	Finance Sector Union
FTE	Full time equivalent
FUA	Funds under administration
FUM	Funds under management
Funding Trust III	Tavarua Funding Trust III
Funding Trust IV	Tavarua Funding Trust IV
FX	Foreign exchange
GMSOP	General Management Share Option Plan
GRI	Global Reporting Initiative
GRRC	Group Risk Reward Committee
Hastings	Hastings Funds Management Limited
HKD	Hong Kong dollar
HSBC	Hong Kong and Shanghai Banking Corporation
IBA	International Banking Act of 1978
IDA	Interbank Deposit Agreement
IFRS	International Financial Reporting Standards
IFSA	Investment and Financial Services Association Limited
IPO	Initial pubic offering
Keycorp	Keycorp Payment Services
LIASB	Life Insurance Actuarial Standard Board
MARCO	Market Risk Committee
MTNs	Medium term notes
NYSE	New York Stock Exchange
NZ	New Zealand
NZIRD	New Zealand Inland Revenue Department
NZX	New Zealand Stock Exchange
PCT	Product and Channel Transformation
PFIC	Passive foreign investment company
PSR	Pre-settlement risk
PwC	PricewaterhouseCoopers
RBA	Reserve Bank of Australia
RBNZ	Reserve Bank of New Zealand
RECS	Renewable Energy Contracts
RSP	Restricted Share Plan
RWA	Risk weighted assets
SEC	US Securities and Exchange Commission
SFAS	Statement of Financial Accounting Standards
SOSPS	Senior Officers’ Share Purchase Scheme
SPVs	Special purpose vehicles
SRAs	Settlement Residue Auctions
STI	Short term incentive
TCDS	Transferable certificates of deposit
The Group	Westpac Banking Corporation Group
TPS 2003	Trust Preferred Securities 2003
TPS 2004	Trust Preferred Securities 2004
TPS 2006	Trust Preferred Securities 2006

Trust	Westpac Office Trust
TSR	Total shareholder return
UKSS	UK Staff Superannuation Scheme
US Federal Reserve	Federal Reserve System
US GAAP	US Generally Accepted Accounting Principles
US	United States
VaR	Value at Risk
VIE	Variable interest entity
Waratah	Waratah Receivables Corporation Pty Limited
WBC	Westpac Banking Corporation
WIB	Westpac Institutional Bank
WNZL	Westpac New Zealand Limited
WNZS	Westpac New Zealand Superannuation Scheme
WPP	Westpac Performance Plan
WSNZL	Westpac Securities NZ Limited
WSSP	Westpac Staff Superannuation Plan
WST program	Westpac Securitisation Trust program
WTSNZL	WestpacTrust Securities NZ Limited

Item 19. Exhibits Index

1.	Constitution (as amended) incorporated by reference to our Form 6-K filed on 19 December 2005.

4(c).1	Service Agreement between Westpac Banking Corporation and Director, incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2001.

4(c).2	Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2001.

4(c).3	Westpac General Management Share Option Plan Rules incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2006.

4(c).4

Westpac Employee Share Plan (WESP) – Stage One Regulations and Rules for Participation amended on 11 December 2002 incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2006.

4(c).5	Senior Officers’ Share Purchase Scheme Rules incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2006.

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

4(c).12	Westpac Banking Corporation Performance Plan Rules incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2006.

4(c).13	Westpac Banking Corporation Employee Share Plan Rules incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2003.

4(c).14	Westpac Banking Corporation Deferral Share Plan Rules incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2003.

4(c).15

Employment Agreement between Westpac Banking Corporation and Rob Coombe dated 6 October 2004, incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2005.

4(c).16	Westpac Banking Corporation Westpac Reward Plan Rules dated 14 December 2006.

4(c).17	Westpac Banking Corporation Restricted Share Plan Rules dated 14 December 2006.

4(c).18	Access and Indemnity Deed between Westpac Banking Corporation and Elizabeth Bryan dated 30 November 2006.

7.	Computation of ratios of earnings to fixed charges.

8.	List of controlled entities – refer note 42 to the financial statements in this Annual Financial Report.

11.	Code of ethics incorporated by reference to our Annual Financial Report on Form 20-F for the year ended 30 September 2006.

12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.

13.	Certifications pursuant to 18 U.S.C. Section 1350.

15.	Auditor consent dated 1 November 2007.

Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Financial Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.