Form 20-F
period 2008-09-30
WESTPAC BANKING CORP
filed 2008-11-06
CIK 719245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2008

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

Ordinary shares                                                                         1,894,285,984 fully paid

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

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

Large accelerated filer ☒       Accelerated Filer ☐       Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐   International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes ☐    No ☒

2008 Annual Report

Information contained in or otherwise accessible through the web sites mentioned in this Annual Report does not form part of the report unless we specifically state that the information is incorporated by reference thereby forming part of the report.  All references in this report to web sites are inactive textual references and are for information only.

In this Annual Report references to ‘Westpac’, ‘Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation ABN 33 007 457 141 and its subsidiaries unless they clearly mean just Westpac Banking Corporation.

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission)

20-F item number and description		Page
Part I
Item 1.	Identity of directors, senior management and advisers	Not applicable
Item 2.	Offer statistics and expected timetable	Not applicable
Item 3.	Key information
	Selected financial data	9, 11, 69-72
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	72-76
Item 4.	Information on Westpac
	History and development of Westpac	10, 13-16
	Business overview	10-20
	Organisational structure	10
	Property, plant and equipment	13-14
Item 4A.	Unresolved staff comments	Not applicable
Item 5.	Operating and financial review and prospects
	Critical accounting estimates	77-78
	Operating results	78-95
	Liquidity and capital resources	96-100
	Research and development, patents, licences etc.	Not applicable
	Trend information	78-95
	Off-balance sheet arrangements	98
	Tabular disclosure of contractual obligations	99
	Safe harbor	8
Item 6.	Directors, senior management and employees
	Directors and senior management	22-25, 38-39, 63-66
	Compensation	18-19, 44-60, 258-266
	Board practices	22-26, 29-35, 38-39, 63
	Employees	18
	Share ownership	40-41, 258-266
Item 7.	Major equity holders and related party transactions
	Major equity holders	278-281
	Related party transactions	78, 258
	Interests of experts and counsel	Not applicable
Item 8.	Financial information
	Consolidated statements and other financial information	119-274
	Significant changes	14-16, 268-269
Item 9.	The offer and listing	281
Item 10.	Additional information
	Share capital	Not applicable
	Memorandum and articles of association	286-289
	Material contracts	14-16
	Exchange controls	282-283
	Taxation	283-285
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	289
	Subsidiary information	Not applicable
Item 11.	Quantitative and qualitative disclosures about market risk	101-106
Item 12.	Description of securities other than equity securities	Not applicable

Part II
Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable
Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
Item 15.	Controls and procedures	106, 271, 274
Item 16A.	Audit committee financial expert	29-30
Item 16B.	Code of ethics	26-28
Item 16C.	Principal accountant fees and services	78, 244
Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable
Item 16E.	Purchases of equity securities by the issuer and affiliated purchasers	100, 172-173, 184
Part III
Item 17 & 18	Financial statements	119-269
Item 19.	Exhibits
Consolidated income statements for the years ended 30 September 2008, 2007 and 2006		121
Consolidated balance sheets as at 30 September 2008 and 2007		122
Consolidated statements of recognised income and expense for the years ended 30 September 2008, 2007 and 2006		123
Consolidated statements of cash flows for the years ended 30 September 2008, 2007 and 2006		124
Notes to the financial statements		125-269
Management’s report on the internal control over financial reporting		271
Report of independent registered public accounting firm		272-274

Guide 3 cross-reference index

Page
Part I Distribution of assets, liabilities and stockholder’s equity: interest rates and interest differential
Average balance sheets	71, 185-188
Analysis of net interest earnings	79-81, 185-188
Volume and rate movement	79-81, 185-188
Part II Investment portfolio
Book value of investments	147-148
Maturity profile	149, 218
Book value and market value > 10% of shareholders	148
Part III Loan portfolio
Types of loans	111, 115, 151
Maturities and sensitivities of loans to changes in interest rates	152
Risk elements
Non-accrual, past due and restructured loans	114, 209-210
Potential problem loans	87
Foreign outstandings	103
Loan concentrations	Not applicable
Other interest bearing assets	146
Part IV Summary of loan loss experience
Analysis of the allowance for loan losses	112-113, 116-117, 154-156
Allocation of the allowance for loan losses	112-113, 116-117, 154-156
Part V Deposits	163-164
Part VI Return on equity and assets	68, 72
Part VII Short-term borrowings	168

This page intentionally blank

This page intentionally blank

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

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, or other similar words to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of the risks or uncertainties materialise, or should underlying assumptions prove incorrect, actual results may vary materially from the plans, objectives, expectations, estimates and intentions described in this Annual Report as currently anticipated, believed, estimated, expected or intended.

The factors that may impact on forward-looking statements made by us include but are not limited to:

•                  adverse conditions in global debt and equity markets;

•                  the impact of the announced changes to our organisational structure and division of frontline personnel and senior management;

•                  our ability to successfully integrate St.George Bank Limited (St.George) into Westpac, including our ability to realise anticipated synergies and the costs of achieving those synergies;

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

•                  technological changes;

•                  macroeconomic conditions in the global debt and equity markets;

•                  demographic changes and changes in political, social or economic conditions in any of the major markets in which we operate;

•                  stability of Australian and international financial systems and disruptions to financial markets and any losses we may experience as a result;

•                  our ability to complete, integrate or process acquisitions and dispositions; and

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

Financial information

The financial statements and other financial information for the years ended 30 September 2008, 2007, 2006 and 2005 included elsewhere in this Annual Report, unless otherwise indicated, have been prepared and presented in accordance with the requirements of the Australian Equivalents to International Financial Reporting Standards (A-IFRS) and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) for the first time in preparing financial statements for the year ended 30 September 2006. Westpac applied the transition rules upon first time adoption of A-IFRS.

Previously published financial statements for our financial year ended 30 September 2005, as well as all prior financial periods, were prepared in accordance with accounting principles generally accepted in Australia at the time those financial statements were prepared Australian Generally Accepted Accounting Principles (AGAAP). A-IFRS differs in certain material respects from AGAAP and, accordingly, financial statements for our financial years ended 30 September 2008, 2007, 2006 and 2005 prepared in accordance with A-IFRS are not comparable to the financial statements for 2005 and prior years prepared in accordance with AGAAP.

Under applicable United States (US) disclosure requirements, we are required to include in this Annual Report certain financial and operating data covering a period of five years. Due to the transition to A-IFRS, such information prepared in accordance with A-IFRS is only available for the financial years ended 30 September 2008, 2007, 2006 and 2005. Accordingly, we have included in a separate section of this Annual Report under the caption ‘Additional financial information’ required data as of and for the financial years ended 30 September 2005 and 2004 derived from our previously published financial statements prepared in accordance with AGAAP. For a more complete understanding of the financial and operating data prepared in accordance with AGAAP, see our Annual Report for the financial year ended 30 September 2005, a copy of which is available on our web site at ‘www.westpac.com.au’ or on the web site maintained by the US Securities and Exchange Commission (SEC) at ‘www.sec.gov’.

Our financial statements for the three years ended 30 September 2008 comply with IFRS as issued by the IASB.

Accordingly, we are no longer required to include reconciliations of A-IFRS to US Generally Accepted Accounting Principles (US GAAP) for net profit and equity attributable to equity holders of Westpac, total assets and total liabilities in our filings with the SEC.

Currency of presentation, exchange rates and certain definitions

‘Financial statements’ means our audited consolidated balance sheet as at 30 September 2008 and 30 September 2007 and consolidated income statement, cash flows and recognised income and expense for each of the three years ended 30 September 2008, 2007 and 2006 together with accompanying notes which are included in this Annual Report.

We publish our consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ ‘or NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of A$1.00 = US$0.7904 (2007 US$0.8855), the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘Noon Buying Rate’) as of 30 September 2008. Unless otherwise stated, the translation of Australian dollars into NZ dollars has been made at the rate of A$1.00 = NZ$1.1935 (2007 NZ$1.1672), being the closing spot exchange rate on 30 September 2008 used in the financial statements. Refer to ‘Exchange rates’ for information regarding the rates of exchange between the Australian dollar and the US dollar for the financial years ended 30 September 2004 to 30 September 2008 and for the period to 21 October 2008.

Our financial year ends on 30 September. As used throughout this Annual Report, the financial year ended 30 September 2008 is referred to as 2008 and other financial years are referred to in a corresponding manner.

Any discrepancies between totals and sums of components in tables contained in this Annual Report are due to rounding.

Exchange rates

For each of the years indicated, the high, low, average and year end Noon Buying Rates for Australian dollars were:

Year ended 30 September	2009(1)	2008	2007	2006	2005	2004
	(US$ per A$ 1.00)
High	0.7937	0.9797	0.8855	0.7781	0.7974	0.7979
Low	0.6531	0.7831	0.7434	0.7056	0.7207	0.6395
Average(2)	n/a	0.9065	0.8163	0.7473	0.7685	0.7287
Close (on 28 September)(3)	n/a	0.7904	0.8855	0.7461	0.7643	0.7244

For each of the months indicated, the high and low Noon Buying Rates for Australian dollars were:

	October	September	August	July	June
Month	2008(1)	2008	2008	2008	2008
	(US$ per A$ 1.00)
High	0.7937	0.8441	0.9317	0.9797	0.9610
Low	0.6531	0.7831	0.8553	0.9415	0.9342

(1)	Through to 21 October 2008. On 21 October 2008, the Noon Buying Rate was A$1.00 = US$0.6813.
(2)	The average is calculated by using the average of the exchange rates on the last day of each month during the period.
(3)	The Noon Buying Rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. Refer to Note 1(a)(v) to the financial statements.

Information on Westpac

We are one of the four major banking organisations in Australia and, through our New Zealand operations, we are also one of the largest banking organisations in New Zealand. We provide a broad range of banking and financial services in these markets, including retail, business and institutional banking and wealth management services.

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

We have branches, affiliates and controlled entities(1) throughout Australia, New Zealand and the Pacific region and maintain offices in some of the key financial centres around the world. As at 30 September 2008, our market capitalisation was $40.7 billion(2) and we had total assets of $439.5 billion.

In July 2008, we reorganised our business into four key customer-facing divisions serving around 6.9 million customers(3). These businesses are:

•                  Westpac Retail and Business Banking, which we refer to as WRBB: responsible for sales, marketing and customer service for all consumer and small-to-medium enterprise customers within Australia. WRBB offers a broad range of financial products, including savings and check accounts, demand and term deposits, credit cards, personal and housing loans, and business specific working capital, transactional, cash flow and trade finance facilities;

•                  BT Financial Group Australia, which we refer to as BTFG: Westpac’s wealth management business. BTFG manufactures and distributes financial products that are designed to help our customers accumulate, manage and protect their wealth. These products include retail investments, personal and business superannuation (pensions), life and general insurance and client portfolio administration (Wrap and master trust platforms). BTFG also provides financial planning advice and private banking services;

•                  Westpac Institutional Bank, which we refer to as WIB: provides financial services to the corporate, institutional and government customer base, assisting and advising in the management of cash, funding, capital and market risk for companies and institutions in Australia and New Zealand; and

•                  New Zealand Banking: provides a full range of retail and commercial services to customers throughout New Zealand.

These customer-facing divisions are supported by a number of corporate level functions and divisions, including:

•                  Product and Operations, which is responsible for all consumer and business product development, management and operations; and

•                  Technology, which is responsible for developing and maintaining reliable and flexible technology capabilities and technology strategies.

However, as we adopted this new organisational structure in July 2008, our results for the 12 months ended 30 September 2008 are reported in this Annual Report in accordance with our organisational structure as it existed prior to July 2008 (see the description of this structure under ‘Assets’ below). We will transition to our new reporting structure before publication of our interim results for the six months ending 31 March 2009.

Business strategy

Our vision is to become the leading integrated financial services company in Australia and New Zealand.

We see our fundamental purpose as helping every customer achieve all their financial goals. Our aspiration is to earn all our customers’ business by delighting them with the service and support that we provide and by serving them as a single team. We expect that their advocacy will drive our growth in a highly competitive market.

This customer-centric strategy focuses on customers in our core markets of Australia, New Zealand and the near Pacific region and is based on:

•                  developing a deep understanding of our customers’ needs;

•                  providing value-added solutions that seek to meet these needs;

•                  deepening and building long-term customer relationships; and

•                  dramatically improving the experience they have with us.

We have strong values which are well embedded into our culture. We believe that the following values will help us deliver our strategy:

•                  delighting customers;

•                  working as one team;

•                  integrity; and

•                  achievement.

Our strategic priorities are particularly centred on improving our distribution and customer offerings, specifically to:

(i)                   Put the customer at the centre of everything we do

•                  drive a strong customer culture;

•                  develop and implement compelling customer segment strategies, bringing banking and wealth together for the customer; and

•                  significantly improve our customer experience.

(ii)                Further develop our people capabilities

•                  strengthen skills and depth of talent, particularly in distribution businesses;

•                  strengthen collaboration and teamwork; and

•                  encourage boldness and promote achievement.

(1)	Refer to Note 39 to the financial statements for a list of our controlled entities as at 30 September 2008.
(2)	Our market capitalisation is based on the closing share price of our Ordinary Shares on the Australian Securities Exchange as at 30 September 2008.
(3)	All customers, primary and secondary, with an active relationship (excludes channel only and potential relationships).

(iii)             Transform our distribution model

•                  establish and drive locally empowered businesses, very close to the communities they serve; and

•                  continue to invest in Business Banking and Wealth.

(iv)            Invest in Operations improvements

•                  focus on being easy to deal with;

•                  transform service delivery, redesigning processes end-to-end from a customer perspective; strengthen technology capabilities to increase the reliability and consistency of service and develop a long run architecture; and

•                  focus on driving productivity, eliminating duplication to provide headroom for additional investment.

(v)               Lead in sustainability matters

•                  embed sustainability concepts in all elements of the business; and

•                  continue to develop risk management as a competitive advantage.

We believe that our track record of executing strategies, our bold approach to addressing challenges, and our pursuit of delighting customers and earning all of their business will create sustainable, long-term value for all our key stakeholders — our customers, employees, shareholders, and the community — and will realise our vision of becoming the leading integrated financial services company in Australia and New Zealand.

Net profit attributable to our equity holders(1)

The following tables present, for each of the key areas of our business, as it was organised prior to our adoption of our new organisational structure in July 2008, the net profit attributable to equity holders for, and total assets at the end of the financial years ended 30 September 2008, 2007 and 2006. Refer to ‘Significant developments — Westpac organises around customers’ for further discussion of this new organisational structure. Refer to Note 33 to the financial statements for detailed financial disclosure of our geographic and business segments.

Years ended 30 September	2008	2007	2006
	$m	$m	$m
Business Financial Services	1,085	979	885
Consumer Financial Services	913	839	689
BT Financial Group Australia	389	442	367
Westpac Institutional Bank	566	588	499
New Zealand Banking	405	403	408
Other(1)	501	200	223
Net profit attributable to equity holders of Westpac Banking Corporation	3,859	3,451	3,071

(1)	Other includes the results of Business and Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions.

Assets

As at 30 September	2008	2007	2006
	$bn	$bn	$bn
Business Financial Services	64	54	47
Consumer Financial Services	158	138	123
BT Financial Group Australia	15	17	14
Westpac Institutional Bank	97	79	56
New Zealand Banking	40	38	34
Other(1)	66	51	28
Total assets	440	377	302

(1)	Other includes the results of Business and Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions.

Westpac Retail and Business Banking

WRBB is responsible for sales, marketing and customer service for all consumer and small-to-medium enterprise customers within Australia. WRBB offers a broad range of financial products, including savings and cheque accounts, demand and term deposits, credit cards, personal and housing loans, and business specific working capital, transactional, cash flow and trade finance facilities.

WRBB conducts sales and servicing activities through our branch network (839 including in-store branches as at 30 September 2008), RAMS franchise outlets, home finance managers, specialised consumer relationship managers, call centres, automatic teller machines (ATMs) and internet banking services. For business customers, these activities are conducted by specialised relationship managers, with the support of cash flow, financial markets and wealth specialists, via the branch network, business banking centres, internet and telephone channels.

WRBB is also responsible for the management of our third party retail and business distribution relationships.

Prior to our reorganisation in July 2008, these activities were separately managed by Consumer Financial Services (CFS) for consumer customers, and Business Financial Services (BFS) for small-to-medium enterprise and commercial customers.

In the year ended 30 September 2008, total deposits for CFS increased by 22% to $72.7 billion (2007 $59.7 billion).

WRBB is a significant presence in the retail deposits and working capital market in Australia. In the year ended 30 September 2008 total business deposits increased by 5% to $48.8 billion (2007 $46.5 billion) and total consumer deposits increased by 22% to $72.7 billion (2007 $59.7 billion).

WRBB is also a significant lender in the housing finance market in Australia. In the year ended 30 September 2008, our residential mortgage loan portfolio increased 14% to $145.5 billion (2007 $128.0 billion) (inclusive of securitised loans) from 30 September 2007, with variable interest rate loans comprising 79% of the portfolio. A significant portion of our housing finance sales are through independent mortgage brokers. In the year ended 30 September 2008, approximately 38% (2007 38%) of mortgage loan drawdowns were arranged via this channel. In addition, we are a major provider of credit card finance in Australia. Our total credit card outstandings as at 30 September 2008 increased by 3% to $7.5 billion (2007 $7.3 billion).

We are also a major lender in the business finance market in Australia. In the year ended 30 September 2008, our total lending portfolio increased by 17% to $62.3 billion (2007

(1)	Internal charges and transfer pricing adjustments have been reflected in the net profit reported for each of our business groups.

$53.1 billion) with term lending increasing 20%, bill acceptances increasing 16%, and equipment finance increasing 12%. The balance of the portfolio comprises revolving cash management facilities and trade finance.

BT Financial Group Australia

BTFG is Westpac’s wealth management business. BTFG designs, manufactures and distributes financial products that are designed to help our customers accumulate, manage and protect their wealth. These products include retail investments, personal and business superannuation (pensions), life and general insurance, client portfolio administration (wrap and master trust platforms) and portfolio management. BTFG also provides financial planning advice and private banking services.

BTFG’s retail, institutional and wholesale Funds Under Management (FUM) totalled $32.3 billion (2007 $38.7 billion) and Funds Under Administration (FUA) totalled $41.6 billion (2007 $46.2 billion) as at 30 September 2008.

BTFG’s Wrap product reached $34.4 billion in FUA as at 30 September 2008 and continues to be one of BTFG’s fastest growing products. According to the latest Morningstar data as of 30 June 2008, we were second with a market share of 13% of the platforms market (including wrap) in Australia.

BTFG’s Life Insurance business held $312 million of in-force premiums as at 30 September 2008.

In December 2007, we completed a partial sale of BTFG’s investment management business, BT Investment Management Limited, which we refer to as BTIM, through an initial public offering (IPO). BTFG retained a 60% shareholding in BTIM, which continues to manage the funds for many of BTFG’s investment products in addition to its own and third party, investment products. BTFG continues to distribute its other financial products.

Westpac Institutional Bank

Westpac Institutional Bank (WIB) services the financial needs of corporate, institutional and government customers either based in, or with interests in, Australia and New Zealand. This is achieved through dedicated industry teams supported by specialist knowledge in financial and debt capital markets, transactional banking, specialised capital, margin lending, broking and alternative investment solutions.

The products and services WIB offers include:

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

Debt Markets

•                  debt securities

•                  securitisation

•                  hybrid and structured capital

•                  project finance

•                  loans and syndications

•                  asset finance

•                  leverage and acquisition finance

Transactional Services

•                  domestic cash management and transactional services

•                  working capital solutions

•                  international cash management

•                  international payments

Within the institutional banking sector in Australia, WIB is a current market leader in debt capital markets(1), syndications(2) and transactional banking(3). In the global financial markets, WIB primarily focuses on Australian and New Zealand dollar-denominated financial products and risk management.

WIB supports its customers through our branches and subsidiaries located in Australia, New Zealand, New York, London and Asia.

New Zealand Banking

Westpac has a long standing commitment to New Zealand, dating from 1861, when it commenced operating as the Bank of New South Wales.

Westpac conducts its New Zealand banking business through two banks in New Zealand: Westpac New Zealand Limited (WNZL) which is incorporated in New Zealand; and Westpac Banking Corporation (NZ Division), a branch of Westpac Banking Corporation, which is incorporated in Australia.

WNZL provides financial services to consumers and to small, medium and corporate business customers, agricultural businesses, and property investment and development customers, while Westpac’s New Zealand branch operates our wholesale banking and financial markets businesses in New Zealand.

WNZL continues to implement its customer growth strategy based on product offerings that earn all its customer’s business, more customer-facing staff in consumer and business banking, increasing its branch and ATM footprint in key strategic locations, and the implementation of new technology to assist its front line in providing high quality customer service.

WNZL provides a full range of financial services for its retail and business banking customers, including savings and

(1)	No. 1 Public Domestic ABS (excluding self-led deals) (Insto, Bond Markets Digest, Jan-Sep 2008).
(2)	No. 1 Australian syndicated loans (Thomson Financial, Jan-Sep 2008).
(3)	No. 1 lead domestic transactional bank (Peter Lee Associates Transactional Banking survey, Australia 2004-08).

transaction accounts, demand and term deposits, credit cards and personal and housing loans.  It is a leading provider of finance, including term loans, bill acceptances, equipment finance and revolving cash management.

Customers can do business with WNZL nationwide in New Zealand.  As at 30 September 2008, WNZL had approximately 5,600 staff, 197 branches (including 45 in New Zealand’s largest market of Auckland), 508 Westpac branded ATMs operating throughout the country, 24 hour Phone Banking and Phone Assist call centres, and Online Banking.

WNZL is the third(1) largest lender of housing finance in New Zealand.  As at 30 September 2008, WNZL’s mortgage loan portfolio was NZ$31.7 billion (A$26.5 billion) (2007 NZ$29.7 billion (A$25.4 billion)) including securitised loans of NZ$0.6 billion (A$0.5 billion) (2007 NZ$0.6 billion (A$0.5 billion)).  In addition, WNZL is a major provider of wealth management services, with NZ$2.0 billion (A$1.7 billion) (2007 NZ$1.9 billion (A$1.6 billion)) in FUM as at 30 September 2008.

Other

Technology

Technology is responsible for developing and maintaining reliable and flexible technology capabilities and technology strategies.

Prior to our reorganisation in July 2008, these activities were managed by Business and Technology Solutions and Services (BTSS).  Technology provides functional infrastructure support and software systems enhancement services to front line businesses.  It comprises the following areas: Chief Technology Office (CTO), Enterprise Channels & Infrastructure (ECI), IT Sourcing, IT Risk and IT Strategy.

•                  CTO provides enterprise oversight and defines our overall information technology architecture.

•                  ECI manages enterprise infrastructure applications and owns the major technology outsourcing relationships.

•                  IT Sourcing manages relationships with third party suppliers for the Bank.  In particular, it manages the IT and telecommunications contracts that we have entered into with external providers.

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

Property

We occupy premises primarily in Australia, New Zealand and the Pacific Islands including 1,089 branches (2007 1,073) as at 30 September 2008.  As at 30 September 2008, we owned approximately 4% of the premises we occupied in Australia and none in New Zealand.  The remainder of premises are held under commercial lease with terms generally averaging five years.  As at 30 September 2008, the carrying value of our directly owned premises and sites was approximately $89 million.

Westpac Place

We consolidated our ten existing Sydney Central Business District offices into just two primary locations throughout 2006 and 2007, being Westpac Place and our existing office at 60 Martin Place.

Westpac Place consists of two office towers of 21 and 32 levels linked by a common foyer and includes two levels of retail space, a retail branch, childcare facilities, an urban park, and both tenant and public parking.  We have signed a 12 year lease on the building with three six year options to extend.  The initial 12 year lease commitment commenced in November 2006 and is included in the lease commitment table in Note 35 to the financial statements.

Westpac Place is one of a portfolio of properties owned by the Westpac Office Trust (Trust).  The Trust and its securities are listed on the Australian Securities Exchange (ASX).

Westpac Funds Management Limited, a wholly owned subsidiary of Westpac, is the Responsible Entity of the Trust.

Westpac New Zealand Head Office

Construction of WNZL’s new Head Office premises is well underway.  On 4 October 2006 we executed agreements to build and lease with members of the Britomart Group of companies in respect of approximately 16,000m(2) of office space across two buildings to be developed at the eastern end of Britomart Precinct near Customs Street in Auckland, New Zealand.  The project involves the fitout of the building and relocation of approximately 1,200 staff to the new site.  The first building, Charter House, is due for completion in November 2008.  The second building (East 1) commenced in July 2008 and is scheduled for completion in March 2011.  Building fitout works in Charter House have been integrated into the base build as part of Westpac’s focus on cost effectiveness and environmental sustainability.  Construction is on budget and forecast to meet or exceed timelines at overall completion.

Occupation of Charter House will commence in late 2008 with a progressive migration timetable.  The Auckland Call Centre teams will consolidate from a number of distributed sites, and other Auckland and Wellington operational teams will also centralise their current locations into the building.  The East 1 building will be occupied by the Corporate and Head Office staff upon completion in 2011.  This building will also have integrated fitout as part of the base build works.

When complete, this will be Westpac’s flagship New Zealand Head Office, located in the heart of Auckland’s CBD, surrounded by shopping centres, restaurants and cafes, the main waterfront and ferries, the Vector Entertainment Arena, and the Viaduct Harbour.  It has a central position overlooking Takutai Square and the wider Britomart precinct which is a core focus for Auckland City’s regeneration of its Heritage Buildings.

In this project WNZL continues its pro-active focus on environmental sustainability through proscribed construction and fitout methods and operational implementation such as: low VOC materials, energy efficient building systems, water conservation, optimum resource management systems, and integrated waste management.  The building’s location within Auckland City’s main transport hub - the Britomart Transport Centre - promotes

(1)	Based on Residential Mortgage holdings information in June 2008 General Disclosure Statements of major New Zealand banks.

the use of public transport by staff, thereby reducing carbon emissions.

Significant developments

Proposed Merger with St.George Bank Limited

On 13 May 2008, Westpac and St.George Bank Limited (St.George) jointly announced the terms of a proposed merger of the two companies (the ‘Transaction’).  On 8 September 2008, Westpac and St.George entered into an amended and restated merger implementation agreement that reflected the key commercial terms of the merger.

In the Transaction, holders of St.George ordinary shares would be entitled to receive 1.31 Westpac ordinary shares for each St.George ordinary share held on the record date.  Based on the closing price of Westpac ordinary shares on the Australian Securities Exchange on 28 October 2008 of $20.50 per ordinary share and adjusted to remove the value of Westpac’s final dividend of 72 cents per share, the total value of the Westpac ordinary shares to be issued to St.George ordinary shareholders in the Transaction is approximately $15 billion(1).

The merger implementation agreement specifies the circumstances in which St.George would be required to pay a break fee of $100 million (plus GST, if applicable) to Westpac, including a change in the St.George Board’s unanimous recommendation of the merger proposal.  The merger implementation agreement also contains Westpac’s agreement to the payment by St.George of a special dividend in relation to St.George shares.  On 29 October 2008, St.George announced that the special dividend of 31 cents, together with the final dividend of 94 cents would be paid on 18 December 2008 to St.George shareholders as of the record date.

On 29 September 2008, St.George released the Scheme Booklet for the Transaction in which St.George’s board of directors unanimously recommended that St.George’s shareholders vote in favour of the Transaction in the absence of a superior proposal.  St.George’s shareholders are scheduled to vote on the Transaction on 13 November 2008.  If St.George shareholders approve the Transaction by the requisite majority, St.George is expected to make application to the Federal Court of Australia to approve the Transaction on 17 November 2008.  If all relevant conditions to the Transaction are satisfied, Westpac and St.George expect the Transaction to close on 1 December 2008.

As a result of the proposed merger of Westpac and St.George, we expect to increase our sales by offering a broader range of products and services to an expanded customer base through the combined distribution system.  The key revenue opportunities of the combined business are expected to be a broader distribution base, the sharing of best practice in products and services and benefits from an expanded capability in wealth, insurance and institutional banking.  Westpac’s proposed operating model aims to preserve existing customer relationships across both Westpac and St.George in order to minimise customer attrition.

If the proposed merger is completed, it is expected that shareholders and other stakeholders in the combined business will have the opportunity to benefit from the enhanced positioning and scale of the combined business, which will be (based on information available as at 29 September 2008): Australia’s largest branch network with almost 1,200 branches; Australia’s second largest ATM network with more than 2,700 ATMs; a leading Australian provider of home lending; Australia’s largest provider of wealth platforms by funds under administration; Australia’s second largest business banking lender; and Australia’s second largest bank by assets.

Westpac estimates pre-tax savings as a result of the merger to be approximately 20% to 25% of St.George’s total operating expenses (excluding interest expense and loan impairment charges) by the third year after the completion of the merger.  We believe that these cost savings will be generated primarily through aligning product processing operations and investment in technology, through synergies generated from combining various support functions, potential savings by merging procurement and service contracts, and by combining the head offices of Westpac and St.George.

In order to achieve these synergies we estimate that we will incur approximately $700 million in one off integration costs before the end of the two year period following completion of the merger.  These integration costs include systems integration costs, corporate head office and back office integration costs, and other transaction costs, including stamp duty, communication and documentary costs and advisers’ fees.

Based on publicly available information, as at 30 September 2008, St.George is Australia’s fifth largest bank in terms of lending assets and one of the top 20 publicly listed companies in Australia, with a market capitalisation of approximately $16.2 billion as at 30 September 2008 and over 8,400 employees.

St.George’s operations span various aspects of the financial industry including retail banking, institutional and business banking and wealth management.  In its profit announcement for the financial year ended 30 September 2008, St.George reported that it had, as of 30 September 2008, total assets of $147.4 billion and total liabilities of $140.4 billion and had a net profit after tax and preference dividends of $1,174 million for the year ended 30 September 2008.  St.George has a national presence in Australia with a significant proportion of operations and customers in New South Wales and South Australia.  St.George had 404 branches as at 30 September 2008 and also distributes its products through third parties such as mortgage brokers and financial planners.

Based on publicly available information, St.George is structured around four main business divisions:

(i)      Retail Banking manages retail branches, call centres, electronic channels and agency networks.  The division is responsible for the provision of residential and consumer lending, personal financial services including transaction services, call and term deposits, small business banking and financial planning.

(ii)     Institutional and Business Banking services the financial needs of corporations, institutions and government customers including services and advice in the areas of liquidity management, treasury market activities corporate and business relationship banking, international and trade finance facilities, leasing, hire purchase, automotive finance, commercial property lending and cash flow financing.

(1)	Assumes approximately 745 million Westpac ordinary shares are issued in exchange for St.George ordinary shares upon implementation of the merger.

(iii)           Wealth Management is responsible for providing superannuation and wealth management administration platforms, investment management and packaging, dealer group services, margin lending, private banking services and general and life insurance.  This division includes St.George’s funds management subsidiaries, ASGARD Wealth Solutions Limited and Advance Asset Management Limited.

(iv)           BankSA provides retail banking, private banking and business banking products including agribusiness through operations based in South Australia and the Northern Territory.

Head Office and support functions are provided by Finance, Risk and Strategy, Group Technology and Operations, Human Resources and Group Legal and Secretariat.

Australian and New Zealand guarantee schemes

The Australian Government announced on 12 October 2008 that it will guarantee the deposits in eligible Australian authorised deposit-taking institutions (ADIs) (including Westpac) for a period of three years from 12 October 2008.  The deposit guarantee applies to deposits held in eligible ADIs (including foreign branches of eligible ADIs) by all types of legal entities, regardless of where the depositor resides.  It will apply to deposits held in any currency.

For deposits of or under $1 million, the deposit guarantee will be free.  From 28 November 2008, for deposits over $1 million, the first $1 million would be guaranteed for free and an eligible ADI will be able to obtain coverage under the deposit guarantee for amounts over $1 million, in return for a fee.  The $1 million threshold applies to the total amount of funds held by a depositor in (separate) deposit accounts with an eligible ADI.

The Financial System Legislation Amendment (Financial Claims Scheme and other Measures) Act 2008 has been enacted to facilitate the deposit guarantee.  The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of the Australian Prudential Regulation Authority’s (APRA) financial claims scheme costs.  The levy is imposed on liabilities of ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities.

The Australian Government has also announced that it will guarantee the wholesale term funding of eligible ADIs.  The wholesale funding guarantee facility will be extended, by application, on an issue by issue basis for senior unsecured debt instruments in all major currencies with a term of up to 60 months issued domestically or off-shore.  The Australian Government has announced that it will withdraw the facility once market conditions have normalised.

Fees will apply to the wholesale term funding guarantee and the guarantee for deposits above the $1 million threshold.  A different fee will apply to eligible ADIs based on their credit rating.  The fee which will apply to Westpac, based on its current rating by Standard and Poor’s of AA, is 70 basis points (or 0.70%) per annum.  The fees will be levied on a monthly or quarterly basis depending on the liability.

The Australian Government has announced that the deposit and wholesale funding guarantee scheme will be reviewed on an ongoing basis and revised if necessary.

The New Zealand Government announced on 12 October 2008 an opt-in deposit guarantee scheme under which it will guarantee deposits with participating New Zealand registered banks and non-bank deposit taking entities, with effect from 12 October 2008.  The guarantee will be for a period of two years from the announcement date.

The guarantee extends to all debt securities issued by participating entities in any currency (which includes deposits and other amounts lent to participating entities), other than debt securities issued to related parties of a participating entity or to financial institutions.  It also does not extend to subordinated debt obligations.  Financial institutions include persons who carry on the business of borrowing and lending money, or providing financial services (and extends to registered banks).  There is a limit on the amount of the debt securities covered by the guarantee of NZ$1 million per creditor per participating entity.

In addition, in relation to registered banks incorporated outside New Zealand (as is the case with Westpac) the guarantee extends to debt securities issued by the New Zealand branch of the registered bank only, and there is a separate overall limit on the amount guaranteed for creditors of the branch that are not New Zealand citizens or New Zealand tax residents.

Participating New Zealand registered banks with debt security amounts owing to qualifying creditors exceeding NZ$5 billion as of 12 October 2008 (which would include WNZL if it opts into the scheme) are required to pay a fee of 10 basis points (or 0.1%) on the amounts owing to qualifying creditors to the extent that the amount owing exceeds NZ$5 billion as of that date.  A similar additional fee is payable in respect of the position as of 12 October 2009.

For participating New Zealand registered banks with debt security amounts owing to qualifying creditors below NZ$5 billion (which would include Westpac if it opts into the scheme), there is a fee on the growth in the amounts owing to qualifying creditors after 12 October 2008 (with a 10% allowance per year on the amount of that growth).  The fee depends on the credit rating of the relevant entity and would be 10 basis points (or 0.1%) for Westpac, based on its current credit rating.  The fee is calculated and levied monthly.

The New Zealand Government has also announced that it is considering a guarantee arrangement in respect of the wholesale term funding of registered banks.  Details of this are yet to be finalised.

Westpac is currently assessing the implications of both the Australian and New Zealand deposit guarantee schemes, along with the Australian wholesale funding guarantee scheme.

Bell Group of companies

A lengthy judgement was delivered on 28 October 2008 in relation to the proceedings concerning the Bell Group of companies, in which it has been found that each of the liquidators and the banks have been partially successful.  The ultimate financial impact for Westpac will depend on further analysis of the judgement and on its implications for a range of creditors, including the banks and the actual Court orders, when they are made.  See ‘Legal proceedings-Bell Group of companies’.

BT Investment Management Business

On 10 December 2007, Westpac completed a partial sale of its Australian investment management business, BTIM, through an IPO.  In the transaction, Westpac retained 60% of the ordinary share capital of BTIM, with the balance held by investment professionals employed by BTIM and other investors.  Westpac generated a profit before tax on the partial disposal of $141 million.  Westpac retained BTFG’s other wealth management businesses, including financial advice, insurance, private banking, customer solutions (which is responsible for wrap platforms) and its suite of retail investment, superannuation and retirement products.

Appointed new CEO

On 1 February 2008, Gail Kelly joined Westpac as Chief Executive Officer and Managing Director, succeeding David Morgan who retired.  Details of Mrs Kelly’s employment contract are disclosed in the Directors’ Report.

Acquisition of RAMS franchise distribution business

On 4 January 2008, we acquired the RAMS franchise distribution business for $140 million.  The business acquired includes the RAMS brand, franchise network and associated mortgage origination and servicing systems and contracts needed to run the distribution business.  The acquisition has added an additional retail channel and extended Westpac’s retail footprint by more than 10% via an additional 92 stores operated by 53 franchisees.   Westpac did not acquire the ASX listed RAMS Home Loans Group Ltd or its existing mortgage book.

Westpac organises around customers

In July 2008, Westpac announced an organisational restructuring to deliver on its customer service strategy by putting customers at the centre of the Westpac business.  The core of this strategy is the enhancement of our customer segmentation capabilities and strengthening our consumer and business banking distribution by building strong, locally empowered businesses.  Other key priorities are to redesign our product processes and operations to make it easier for our customers to do business with us, and ensuring robust and sustainable technology infrastructure and capabilities.

These changes relate primarily to the CFS, BFS and BTSS divisions.  These divisions have been reorganised into:

•                  Westpac Retail and Business Banking – the customer facing activities of CFS and BFS have been brought together into the WRBB division, with responsibility for all consumers, small-to-medium enterprises and commercial customers.  It is responsible for the sales and service interactions with these customers via branches, call centres and business banking centres.

•                  Product and Operations – all consumer and business product development and management, together with the underlying operational processes, have been brought together into the Product and Operations division.  It will focus on streamlining and simplifying the way our customers do business with us.

•                  Technology – a dedicated Technology division has been created in recognition of the strategic importance of information technology in delivering on the customer experience.

The remaining key operating divisions of BTFG, WIB and WNZL are unchanged.

Should the proposed merger with St.George proceed, it is our intention to maintain the St.George brand, branches and culture.  To achieve this, St.George will become a separate operating division within Westpac, referred to as St.George Retail and Business Banking.  We will begin reporting under the new structure effective from 1 October 2008.

Outsourcing contracts

On 1 January 2008 Westpac entered into a three year Enterprise Master Services agreement with HCL Australia Services, for the provision of IT related services.

On 3 November 2006 Westpac entered into a five year Master Relationship agreement with Genpact U.S. LLC for the provision of back office administrative support services.

On 17 September 2006, Westpac renewed its agreement with Cash Services Australia (CSA) for a term of five years nine months.  CSA will continue to provide key operational services as well as commercial and operational governance of cash-in-transit providers.

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

Legal proceedings

We have contingent liabilities in respect of actual and potential claims and proceedings that have not been determined.  An assessment of likely losses is made on a case-by-case basis for the purposes of the financial statements and specific provisions have been made where appropriate, as described in Note 37 to the financial statements.

Our entities are defendants from time-to-time in legal proceedings arising from the conduct of our business.

Bell Group of companies

Westpac is one of 20 defendant banks named in proceedings concerning the Bell Group of companies.  The proceedings have been brought by the liquidators of several Bell Group companies and seek to challenge the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s.  A lengthy judgement was delivered on 28 October 2008 in which it has been found that each of the liquidators and the banks have been partially successful.  The ultimate financial impact for Westpac will depend on further analysis of the judgement and on its implications for a range of creditors, including the banks and the actual Court orders, when they are made.

New Zealand Commerce Commission

The New Zealand Commerce Commission’s (NZCC) proceedings against Westpac New Zealand Limited and The Warehouse Financial Services Limited (members of the Westpac Group) are ongoing.  Visa International, Cards NZ Limited, MasterCard International and all New Zealand issuers of Visa and MasterCard credit cards are also defendants.  The proceedings allege that the setting of interchange rates and rules (relating to honour all cards, no surcharge, access and no discrimination) amount to price fixing or alternatively have the effect of substantially lessening competition in the New Zealand market in breach of the Commerce Act 1986.  The proceedings seek to declare the conduct illegal and impose unspecified monetary penalties.

In addition, similar proceedings issued by a number of New Zealand retailers against the same defendants are also ongoing.  These proceedings also seek to declare the conduct illegal and an enquiry into damages.  Damages awarded, if any, would be in addition to any penalties imposed under the Commerce Act 1986 in the event the Commerce Commission is successful in the proceedings described above.  Westpac is considering its position in relation to both proceedings and at this stage does not consider it necessary to raise a provision in relation to this matter.

New Zealand Inland Revenue Department

The New Zealand Inland Revenue Department (NZIRD) has reviewed a number of structured finance transactions undertaken in New Zealand.  Following the review, the NZIRD issued amended assessments for the 1999 to 2005 tax years in relation to nine transactions undertaken between 1999 and 2002.  The overall primary tax in dispute is approximately NZ$588 million (A$493 million).  With interest (net of tax) this increases to approximately NZ$882 million (A$739 million) (calculated to 30 September 2008).

Proceedings disputing all amended assessments have been commenced.  Westpac is confident that the tax treatment applied in all cases is correct.  A ruling was sought from the NZIRD on an early transaction in 1999.  Following extensive review by the NZIRD, the ruling was issued in 2001.  The principles underlying that ruling are applicable to, and have been followed in, all other transactions.

There are no further transactions or tax years subject to the review (other than the transaction in relation to which Westpac received the binding ruling).

Competition

The last 12 months have seen significant changes in the financial services landscape and in the competitive conditions Westpac faces.  The crisis that started in the US sub-prime mortgages has extended to a broader financial markets crisis and global economic downturn.

These conditions have competitively favoured institutions with larger balance sheets, more diverse funding sources and conservative and rigorous risk management.  Westpac has been at a competitive advantage in these conditions.  Westpac has also benefited from some international banks winding back their activities in Australian as they have sought to focus more on their home markets.

In New Zealand, more substantive economic slowdown paired with the impact of the global credit crisis has also affected the financial services landscape.  A large number of smaller, non-bank competitors, particularly finance companies, have ceased operating.  Strong balance sheets helped some of the larger institutions improve their market positions even though economic conditions have provided a brake on overall financial performance.

Overall, competition within our markets remains strong and that will continue into the coming year, particularly for the collection of retail deposits.

Outlook(1)

The global financial crisis has dominated events over the last financial year, significantly impacting banks globally through asset write downs, tighter funding and increased market volatility.  Through the year, the crisis also began to significantly affect the global economy.

We believe that more recently, the actions of governments, central banks and regulators around the world has begun to restore confidence to the financial system and improved access to funding.  However, it is likely to be some time before debt markets operate more normally.

While these measures may be potentially effective at restoring financial market stability, these initiatives are unlikely to avert a more severe and prolonged slowdown in global growth.  In Australia, growth is also expected to slow although the significant policy flexibility of the Australian authorities is expected to see GDP growth hold up at around 2% in calendar 2009.  We believe that the Reserve Bank of Australia (RBA) and the Federal Government have responded in a timely and decisive fashion.  A budget package worth 1% of GDP has already been announced for 2008/09, with scope for further stimulus.  Also, fundamental to Australia’s prospects is the expectation of growth resilience in the emerging economies, particularly China.

Given these conditions, we anticipate lower loan growth in the year ahead as consumers and businesses seek to strengthen their balance sheets in the tougher operating environment.  We also expect impairment charges to rise as unemployment moves modestly higher.  Market volatility is also likely to remain high as some financial market uncertainty persists.

(1)          All data and opinions under ‘Outlook’ are generated by our internal economists.

Westpac has responded to the global financial crisis by seeking to proactively manage market conditions, and to ensure both a conservative risk profile and a healthy capital position.

At the same time, Westpac has continued and will continue to implement its new strategy to significantly improve the customer experience and better support customers.  This strategy, and the strength of the franchise, has positioned the Group for the more challenging year ahead.  The proposed merger with St.George is expected to further strengthen that position.

Employees

The number of employees in each area of business as at 30 September(1):

	2008	2007	2006
Business Financial Services	3,767	3,447	3,119
Consumer Financial Services	9,132	8,870	8,466
BT Financial Group Australia	2,906	3,173	3,093
Westpac Institutional Bank	1,818	1,674	1,558
New Zealand Retail	4,674	4,538	4,952
Other	6,005	6,316	6,036
Total employees	28,302	28,018	27,224

(1)	The number of employees includes core and implied full time equivalent (FTE) staff. Core FTE includes overtime and pro-rata part time staff. Implied FTE includes temporary and contract staff.

2008 v 2007

Group FTE increased by 284 compared to 30 September 2007.  This was driven by an increase of 353 customer serving employees in the Institutional Bank, CFS and BFS, offset by reductions in BTFG and various support functions across the Group.  Specific changes included:

•                  262 additional FTE in CFS with increases of 38 across the branch network and 132 from the RAMS franchise distribution business acquisition;

•                  320 additional FTE in BFS including 219 customer serving employees, reflecting the increase in specialist relationship bankers;

•                  144 additional FTE in WIB, primarily customer serving employees;

•                  136 additional FTE in New Zealand, including 57 customer serving employees in the consumer and business banking segments and call centres and non-customer serving employees associated with the increased focus on credit management and the planning and coordination of the new Auckland head office.

Partially offset by:

•                  a reduction of 267 FTE in BTFG as the business responded to lower revenue growth due to the change in market conditions; and

•                  a reduction of 351 FTE in support functions, driven by productivity initiatives during the year.

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

•                  69 new staff in BT Financial Group to support higher product growth and increased demand following changes to superannuation legislation; and

•                  87 additional customer serving employees in Westpac Institutional Bank.

Partially offset by:

•                  a decline in FTE in New Zealand due to investment in business banking employees which was more than offset by productivity savings elsewhere in the business.

We operate under a number of enterprise agreements which were certified by the Australian Industrial Relations Commission (AIRC) in 2002.  These agreements have passed their nominal term however they remain in force until they are replaced or terminated by the AIRC.  We continue to improve employees’ terms and conditions of employment through policy.

In New Zealand, we maintain both Individual Employment Agreements (IEAs) with employees who are not union members and a Collective Employment Agreement (CEA) with the Finance and Information Union (Finsec).  The current CEA was ratified with a vote of more than 80% in favour, and came into effect on 1 August 2008; this agreement expires on 31 July 2009.  The new CEA includes a competency based pay system that is being rolled out across the business.

There has been no industrial action in Australia and New Zealand in the financial year ended 30 September 2008.  We continue to have a business-like and professional relationship with the Finance Sector Union (FSU) in Australia and Finsec in New Zealand.

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

We also provide superannuation (pension) plans for our employees in Australia, New Zealand and certain other countries in which we operate.  Plan members are entitled to benefits on retirement, resignation, permanent disability or death.  Refer to Note 36 to the financial statements for further information.

Group Executives and General Managers receive performance securities which vest after a set period of service and subject to performance hurdles being met.  Group Executives, General Managers and other select employees are also required to defer a portion of their short term incentive, receiving it as Westpac securities which vest after a service requirement.  Other key employees below General Manager level also receive Westpac securities which vest after a service requirement.

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

APRA is responsible for the prudential supervision of ADIs, life and general insurance companies and most superannuation (pension) funds.  One of its roles is to protect the interests of depositors, insurance policyholders and superannuation fund members.

As an ADI, we report prudential information to APRA in relation to, but not limited to, capital adequacy, large exposures, credit quality and liquidity.  Our controlled entities in Australia which are authorised insurers and trustees of superannuation funds are also subject to the regulatory regime of APRA.  Reporting is supplemented by consultations, on-site inspections and targeted reviews.  Our external auditors also have an obligation to report on compliance with certain statutory and regulatory banking requirements, and on any matters that in their opinion may have the potential to materially prejudice the interests of depositors.

Australia’s risk-based capital adequacy guidelines are generally consistent with the approach agreed upon by the Basel Committee on Banking Supervision.  Refer to ‘Basel Capital Accord’ below.

The RBA is responsible for monetary policy, maintaining financial system stability and promoting the safety and efficiency of the payments system.  The RBA is an active participant in the financial markets, manages Australia’s foreign reserves, issues Australian currency notes and serves as banker to the Australian Government.

ASIC is the sole national regulator of Australian companies.  Its primary responsibility is for regulation and enforcement of company, financial markets and financial services laws that protect consumers, investors and creditors.  With respect to financial services, it promotes honesty and fairness through the provision of consumer protection, using as necessary its regulatory powers to enforce laws relating to deposit-taking activities, general insurance, life insurance, superannuation, retirement savings accounts, securities (such as shares, debentures and managed investments) and futures contracts.

The ASX operates Australia’s primary national market for securities issued by listed companies.  Some of our securities (including our ordinary shares) are listed on the ASX and we therefore have a contractual obligation to comply with the ASX Listing Rules that have statutory backing in the Corporations Act.  Oversight of listed companies’ compliance with the ASX Listing Rules is shared between the ASX and ASIC.

The ACCC is an independent statutory authority responsible for the regulation and prohibition of anti-competitive and unfair market practices, and mergers and acquisitions by Australian corporations.  Its objectives are to ensure that corporations do not act in a way that may have the effect of eliminating or reducing competition, and to oversee product safety and liability issues, pricing practices and third party access to facilities of national significance.  The ACCC’s role in consumer protection complements that of State and Territory consumer affairs agencies that administer the unfair trading legislation of their jurisdictions.

The Australian government’s present policy, known as the ‘four pillar policy’, is that there should be no fewer than four major banks to maintain appropriate levels of competition in the banking sector.  Under the Financial Sector (Shareholding) Act the Australian government’s Treasurer must approve an entity acquiring a stake in a particular financial sector company of more than 15%.

Proposals for foreign acquisitions of Australian banks are subject to approval by the government under the Australian Foreign Acquisitions and Takeovers Act 1975.

New Zealand

The Reserve Bank of New Zealand (RBNZ) is responsible for the supervision of the New Zealand banking industry.  This is primarily achieved through an extensive disclosure regime that requires all banks to publish financial statements on a quarterly basis, which also incorporates director attestation on the Bank’s risk management disciplines.

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

Based on the statement of financial position as at 30 September 2008, the carrying value of the New Zealand assets of the NZ Branch of Westpac Banking Corporation was greater than its New Zealand deposit liabilities.

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

Corporate governance

Introduction

Date of statement

This statement reflects our corporate governance framework, policies and procedures as at 30 October 2008.

Access to information on the website

This statement and, where indicated, the documents referred to in the statement are available for viewing on our website (unless otherwise stated) at ‘www.westpac.com.au/corpgov’.

Framework and approach to corporate governance

Our approach to corporate governance is based on a set of values and behaviours that underpin everyday activities, ensure transparency and fair dealing, and protect stakeholder interests.

This approach includes a commitment to the highest standards of governance, which our Board sees as fundamental to the sustainability of our business and performance.  In pursuing this commitment, the Board monitors local and global developments in corporate governance and their implications for us.

In Australia, we take into account the revised ‘Corporate Governance Principles and Recommendations’ (ASXCGC’s Recommendations) published in August 2007 by the ASX Corporate Governance Council (ASXCGC), and the Corporations Act 2001 (Corporations Act).

In the international arena, we respond to a range of relevant corporate governance principles in developing our corporate governance framework.

Compliance with the ASXCGC’s Recommendations

We believe that our governance practices complied with the ASXCGC’s Recommendations over the past financial year, as set out in this corporate governance statement.  A checklist summarising our compliance is included after this statement and is also available on our website.

Compliance with the New York Stock Exchange listing rules

Westpac has American Depositary Shares quoted on the New York Stock Exchange (NYSE).  Under the NYSE listing rules, foreign private issuers are permitted to follow home country practice in lieu of the NYSE listing rules.  However, we are still required to comply with certain audit committee and additional notification requirements.

We are in compliance with all NYSE listing rules in all material respects.

Under the NYSE listing rules, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by domestic United States companies.  We have compared our corporate governance practices to the corporate governance requirements of the NYSE listing rules and note the following potential significant differences:

(i)                   Equity compensation plans

The NYSE listing rules require that shareholders be given the opportunity to vote on equity compensation plans and material revisions thereto, with limited exemptions.

We comply with the requirement for shareholder approval in relation to all equity-based incentive plans introduced since 2006, including our:

•                  Westpac Reward Plan (WRP);

•                  Restricted Share Plan (RSP); and

•                  CEO’s equity-based remuneration.

However (other than awards to the CEO) individual grants under the plans have not been approved by shareholders.  The details of all grants of shares under our equity-based incentive plans have been disclosed in Note 26 to our consolidated financial statements for the year ended 30 September 2008.  The employee equity plans introduced in 2002 were not required to be approved by shareholders under Australian law or stock exchange listing requirements.  These plans include:

•                  the Westpac Performance Plan (which is currently only used for incentive awards to a small number of employees based outside Australia and the USA);

•                  the Employee Share Plan (ESP); and

•                  the Deferral Share Plan.

These three plans have been disclosed in each Annual Report from 2003, including in the Remuneration Report each year since 2005.  Each year since 2005, the Remuneration Report has been subject to a non-binding shareholder vote and has been approved by shareholders for adoption.

(ii)                Board candidates for re-election

The NYSE listing rules provide that the Nominations Committee’s responsibilities should include selecting, or recommending that the Board select, the Director nominees for the next annual meeting for shareholders.

Our Constitution states that at each Annual General Meeting (AGM) one-third of our Directors (excluding the CEO) and any Director who has held office for three or more years since their last election, must retire.  In 2008, none of our Directors met this three-year threshold, so a determination needed to be made regarding which two Directors would retire and seek re-election at the 2008 AGM.  Westpac considered that it was appropriate for the full Board, rather than the Nominations Committee, to determine the Board candidates for retirement under the rotation policy, and to review and recommend their re-election by shareholders at the 2008 AGM.

Compliance with the New Zealand Stock Exchange corporate governance rules and principles

Westpac also has ordinary shares quoted on the New Zealand Stock Exchange (NZX).  As an overseas listed issuer, we are deemed to satisfy and comply with the NZX listing rules, provided that we remain listed on the ASX.  The ASX, through the ASXCGC’s Recommendations, and the NZX have adopted a similar ‘comply or explain’ general Corporate governance Corporate governance approach to corporate governance.  However, the ASXCGC’s Recommendations may materially differ from the NZX’s corporate governance rules and the principles of the NZX Corporate Governance Best Practice Code.

Further details about the ASXCGC’s Recommendations can be found on the ASX website ‘www.asx.com.au’.

This statement addresses each of the eight ASXCGC’s Recommendations.  Each Recommendation is set out and followed with an explanation of our corporate governance practices, demonstrating our compliance with the requirements of the Recommendations.

Principle 1 – Lay solid foundations for management and oversight

Companies should establish and disclose the respective roles and responsibilities of Board and management.

1.1             Companies should establish the functions reserved to the Board and those delegated to senior executives and disclose those functions.

1.2             Companies should disclose the process for evaluating the performance of senior executives.

The role and responsibilities of the Board

The Board Charter outlines the roles and responsibilities of the Board and, in conjunction with the Constitution, allows the Board to determine those matters to be delegated to its Committees and management.

The Board is accountable to shareholders for our performance, and its responsibilities include, in summary:

•                  providing strategic direction;

•                  evaluating Board performance and determining Board size and composition;

•                  appointing and determining the duration, remuneration and other terms of appointment of the CEO and approving the appointments of other senior executives;

•                  evaluating the performance of the CEO and monitoring the performance of other senior executives;

•                  Board and Executive succession planning;

•                  annual approval of the budget and monitoring performance against that budget;

•                  determining the dividend policy;

•                  making determinations concerning our capital structure;

•                  appointing our external auditors and maintaining an on-going dialogue with them;

•                  financial reporting;

•                  approving our risk management strategy and frameworks and monitoring their effectiveness;

•                  considering the social, ethical and environmental impact of our activities and monitoring compliance with our sustainability policies and practices;

•                  maintaining a constructive and ongoing relationship with the exchanges and regulators and ensuring that the market and our shareholders are continuously informed of material developments; and

•                  internal governance, including delegated authorities, policies for appointments to our controlled entity Boards and monitoring resources available to senior executives.

The Board has delegated a number of these responsibilities to its Committees, as set out in the ‘Westpac Governance Framework’ chart in the Principle 2 section of this statement.

Our Constitution and Board Charter can be found at ‘www.westpac.com.au/corpgov’.

Board delegation to management and Committees

The Board has delegated to the CEO, and through the CEO to other senior executives, responsibility for the everyday management of our business.  The scope of and limitations to that delegated authority is clearly documented.

The Board has five Committees, namely the:

•                  Audit Committee;

•                  Risk Management Committee;

•                  Nominations Committee;

•                  Remuneration Committee; and

•                  Sustainability Committee.

In 2009, it is proposed that an Information Technology Committee also be established.

The responsibility delegated to the Committees is set out in the ‘Westpac Governance Framework’ chart in the Principle 2 section.

Management performance evaluation

The Board, in conjunction with its Remuneration Committee, is responsible for approving the performance objectives and measures for the CEO and other senior executives and providing input into the evaluation of performance against them.  The management performance evaluations for the 2007 financial year were conducted in November 2007.

Management performance evaluations for the 2008 financial year will be conducted at the end of the 2008 calendar year.

To ensure they are able to meet their performance objectives, all new senior executives are provided with extensive briefing about our strategies and operations and the respective roles and responsibilities of the Board and senior management.

Principle 2 – Structure the Board to add value

Companies should have a Board of an effective composition, size and commitment to adequately discharge its responsibilities and duties.

2.1             A majority of the Board should be independent Directors.

2.2             The chair should be an independent Director.

2.3             The roles of chair and chief executive should not be exercised by the same individual.

2.4             The Board should establish a nomination committee.

2.5             Companies should disclose the process for evaluating the performance of the Board, its committees and individual Directors.

Together, the Board members have a broad range of relevant financial and other skills, extensive experience and knowledge necessary to guide our business.  Our Board comprises a majority of Non-executive Directors who satisfy our criteria for independence.  The current Board Corporate governance composition and the composition of each of the Board’s Committees is set out in the table below.  The skills, experience and expertise of each Director, as well as the period of office held by each Director, are set out in the Directors’ Report in the 2008 Annual Report.

The 2008 Annual Report can be found at ‘www.westpac.com.au/investorcentre’.

Director independence

The Board regularly assesses the independence of our Directors.

Directors are considered to be independent if they are independent of management and free from any business or other relationship that could materially interfere with, or could reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgment.  Materiality is assessed on a case-by-case basis by reference to each Director’s individual circumstances rather than by applying general materiality thresholds.

Each Director is expected to disclose any business or other relationship which he or she has directly or as a partner, shareholder or officer of a company or other entity that has an interest, or a business or other relationship, with Westpac or a related entity.

The Board considers information about any such interests or relationships, including any related financial or other details, when it assesses the Directors’ independence.

The Board assesses Directors’ independence on appointment and annually.  Each Director provides an annual attestation of his or her interests and independence.

The Westpac Definition of Independence can be found at ‘www.westpac.com.au/corpgov’.

The Board and Committees size and composition

	Elizabeth Bryan	Gordon Cairns	Ted Evans	Carolyn Hewson	Gail Kelly	Lindsay Maxsted	Peter Wilson
Board membership/ position title	Non- executive, Independent	Non- executive, Independent	Chairman, Non- executive, Independent	Non-executive, Independent	CEO, executive	Non- executive, Independent	Non- executive, Independent

Audit Committee	✓	✓	✓	✓		Chair ✓	✓

Risk Management Committee	✓	✓	✓	Chair ✓		✓	✓

Nominations Committee		✓	Chair ✓	✓		✓	✓

Remuneration Committee		Chair ✓	✓	✓

Sustainability Committee	✓				✓		Chair ✓

The charts below demonstrate that our Board comprises a majority of independent Directors, and the tenure of our current Directors.

Length of tenure of Directors

Balance of Non-executive and executive Directors

The selection and role of the Chairman

The Board elects one of the independent Non-executive Directors to be the Chairman.  Our current Chairman is Ted Evans.  His role is separate to that of our CEO, Gail Kelly.  The Chairman’s role includes:

•                  providing effective leadership to the Board in relation to all Board matters;

•                  representing the views of the Board to the public;

•                  convening regular Board meetings throughout the year, and ensuring that minutes of meetings accurately record decisions taken and, where appropriate, the views of individual Directors;

•                  guiding the agenda and conduct of all Board meetings;

•                  reviewing the performance of Non-executive Directors;

•                  overseeing Non-executive Director and CEO succession; and

•                  promoting constructive and respectful relations between the Board and management.

Meetings of the Board

The Board has 11 scheduled meetings each year and meets in the intervening periods when warranted.  In July each year the Board discusses our strategic plan and sets our overall strategic direction.  The Board also conducts a half year review of our strategy.  The Board conducts workshops on specific subjects throughout the year.  Directors are always encouraged to participate in meetings, with a robust exchange of views and to bring their experience and independent judgment to bear on the issues and decisions at hand.

Senior executives are invited to attend all Board meetings and are also available to be contacted by Directors between meetings.  The Board, however, usually meets without executive management (other than the CEO) at the commencement and conclusion of each meeting.  The Board meets without the CEO or any senior executives at least once a year, or as required.

Meetings attended by Directors for the past financial year are reported in the Directors’ Report in the 2008 Annual Report.

The Nominations Committee

The Nominations Committee is responsible for:

•                  developing and reviewing policies on Board composition, strategic function and size;

•                  the performance review process of the Board, its Committees and individual Directors;

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

The composition of the Nominations Committee is set out in the table entitled ‘The Board and Committees size and composition’ earlier in this section of the statement.

The Nominations Committee Charter can be found at ‘www.westpac.com.au/corpgov’.

Nomination and appointment of new Directors

The Nominations Committee makes recommendations for the nomination of new Directors to the Board as a whole.

The Nominations Committee assesses nominations against a range of criteria including the candidate’s background, experience, professional skills, personal qualities, whether their skills and experience will complement the existing Board and their availability to commit themselves to the Board’s activities.  External consultants have been used to access a wide base of potential Directors.

New Directors receive a letter of appointment, which sets out the expectations of the role, conditions of appointment Corporate governance including expected term of appointment, and remuneration.  This letter conforms to the ASXCGC’s Recommendations.

If the Board appoints a new Director during the year, that person will stand for election by shareholders at the next AGM.  Shareholders are provided with relevant information on the candidates for election.

The Board also makes recommendations concerning the re-election of any Director by shareholders.  In considering whether to support the re-election of a Director, the Board takes into account the results of the Board performance evaluation conducted during the year.

The Director appointment policy, Board tenure policy, principles for appointment of Directors to subsidiary companies and the Non-executive standard letter of appointment can be found at ‘www.westpac.com.au/corpgov’.

Term in office and retirement and re-election of Directors

Our Constitution states that at each AGM one-third of our Directors (excluding the CEO) and any Director who has held office for three or more years since their last election must retire.

Eligible Directors who retire may offer themselves for re-election by shareholders at the next AGM and are invited to give a short presentation to the AGM in support of re-election.

The Board has a Tenure Policy which limits the number of terms of office that any Non-executive Director may serve to the longer of three consecutive terms or nine years.  The maximum tenure of the Chairman is to be no more than the longer of four terms or twelve years (inclusive of any term as a Director prior to being elected as Chairman), from the date of first election by shareholders.

Director education

On appointment, all Directors are offered an induction program appropriate to their experience to familiarise them with matters relating to our business, strategy and any current issues before the Board.  The induction program includes meetings with the Chairman, the CEO, the Chairman of each of the Board Committees, each Group Executive, the Group Secretary & General Counsel and the Chief Strategy Officer.

The Board encourages Directors to continue their education by participating in workshops that are held throughout the year, attending relevant site visits and undertaking relevant external education.

Our Group Secretary & General Counsel provides Directors with ongoing guidance on matters such as corporate governance, our Constitution and the law.

Board access to information and advice

All Directors have unrestricted access to company records and information and receive regular detailed financial and operational reports from executive management.  Each Director also enters into an access and indemnity agreement ensuring seven year access to documents after their retirement as a Director.

The Chairman and other Non-executive Directors regularly consult with the CEO, the Chief Financial Officer (CFO), senior executives, the Group Secretary & General Counsel, the General Manager Group Assurance,  the Chief Risk Officer (CRO), the Chief Strategy Officer and the General Manager Sustainability, Brand and Communications and may consult with, and request additional information from, any of our employees.

The Board collectively, and each Director individually, has the right to seek independent professional advice, at our expense, to help them carry out their responsibilities.  While the Chairman’s prior approval is needed, it may not be unreasonably withheld and, in the Chairman’s absence, Board approval may be sought.

Company Secretaries

The Board is responsible for the appointment of our Company Secretaries, of which there are two.  The Group Secretary & General Counsel, Richard Willcock, attends all Board and Committee meetings and is responsible for providing Directors with ongoing guidance and advice on legal and corporate governance issues.  The Head of Group Secretariat, Alex Crompton (formerly Anna O’Connell from 1 October 2007 to 4 February 2008) is responsible for the operation of the secretarial function, including providing advice to Directors and officers on corporate governance and regulatory matters, developing and implementing our governance framework and, in conjunction with management, giving practical effect to the Board’s decisions.

All Directors have access to advice from the Group Secretary & General Counsel and Head of Group Secretariat.

Profiles of our Company Secretaries are set out in the Directors’ Report in the 2008 Annual Report.

Review of Board performance

The Board undertakes ongoing self-assessment as well as an annual performance review of its activities, the Committees and individual Directors.

The performance review process conducted in 2008 was facilitated by an external consultant and included written surveys of and interviews with Directors, senior executives and the Group Secretary & General Counsel.  The performance reviews were wide-ranging and included, among other considerations, each Director’s contributions to Board discussions.  The survey results were independently collated and presented to the Board.  The Chairman discussed the results with individual Directors and Committee Chairs.

The full Board (excluding the Chairman) reviewed the results of the performance review of the Board Chairman.  The results were then privately discussed by the Chairman of the Risk Management Committee with the Board Chairman.

Board Committees and membership

We have five standing Board Committees.  The Committee charters describe their roles and powers, as approved by the Board.

The Committees and their membership at 30 October 2008 are set out in the table entitled ‘The Board and Committee size and composition’ earlier in this section of the statement.  The areas of oversight for each Committee are set out in the ‘Westpac Governance Framework’ chart at the end of this section.  Directors’ attendance at Committee meetings is set out in the Directors’ Report in the 2008 Annual Report.

The Board establishes other Committees from time to time to consider matters of special importance or to exercise the delegated authority of the Board.

Composition and independence of the Committees

Committee members are chosen for the skills and experience they can contribute to the respective Committees.  All of the Committees comprise independent Non-executive Directors, with the exception of the Sustainability Committee, on which the CEO sits.

Operation of the Committees and reporting to the Board

The Board Committees meet quarterly, with the exception of the Sustainability Committee, which meets three times a year, and at other times as necessary.  Each Committee is entitled to the resources and information it requires and has direct access to our employees and advisers.  The CEO attends all Committee meetings, except where she has a material personal interest in a matter being considered.  Senior executives and other selected employees are invited to attend Committee meetings as required.  All Directors receive all Committee papers and can attend any Committee meeting, provided there is no conflict of interest.

How Committees’ performance is evaluated

The performance of each Committee is reviewed as part of the Board’s overall performance review.

The Board Committee Membership and all of the Committee Charters can be found at ‘www.westpac.com.au/corpgov’.

Milestones in 2008

•                  David Morgan’s retirement as CEO and Director;

•                  Gail Kelly’s appointment as CEO and to the Board;

•                  Lindsay Maxsted’s appointment to the Board;

•                  participated in a detailed Board performance review;

•                  reviewed the skills required on the Board to assist with Board succession planning;

•                  considered various candidates for appointment to the Boards of relevant subsidiaries.

Westpac Governance Framework

The diagram below sets out the Westpac Governance framework and the areas of responsibility for each Committee:

The Executive Office, Disclosure Committee and Executive Risk Committees sit beneath the Board and its Committees to implement Board approved strategies, policies and management of risk across the Group.

Principle 3 – Promote ethical and responsible decision-making

Companies should actively promote ethical and responsible decision-making.

3.1             Companies should establish a code of conduct and disclose the code or a summary of the code as to:

•                  the practices necessary to maintain confidence in the company’s integrity;

•                  the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders;

•                  the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

3.2             Companies should establish a policy concerning trading in company securities by Directors, senior executives and employees, and disclose the policy or a summary of that policy.

Principles for Doing Business and Code of Conduct

Our Principles for Doing Business (the Principles) set out how we aim to conduct ourselves across our business in the areas of:

•                  governance and ethics;

•                  employee practices;

•                  customer practices;

•                  care for the environment;

•                  community involvement; and

•                  supply chain management.

The Principles are also aligned with significant global initiatives that promote responsible business practices.  Our Principles apply to all Directors and employees and we report our performance against them annually.

Our Code of Conduct sets out seven values that we believe will maintain the trust and confidence placed in us by our customers, shareholders, suppliers and the community at large.  We recognise that this trust can only be retained by acting ethically and responsibly in all our dealings and by seeking to continually improve in all that we do.  The Code of Conduct applies to all of our employees and contractors and is supported by the Board.  The seven values are that:

•                  we act with honesty and integrity;

•                  we respect the law and act accordingly;

•                  we respect confidentiality and do not misuse information;

•                  we value and maintain our professionalism;

•                  we act as a team;

•                  we manage conflicts of interest responsibly; and

•                  we strive to be a good corporate citizen and achieve community respect.

We also have a range of internal guidelines, communications and training processes and tools, including an online learning module entitled Doing the Right Thing, which apply to and support our Principles and Code of Conduct.

In addition to our Principles, we have a number of key policies to manage our compliance and human resource requirements.  We also voluntarily subscribe to a range of external industry codes, such as the Code of Banking Practice and the Electronic Funds Transfer Code of Conduct.

Our Principles for Doing Business and Code of Conduct can be found at ‘www.westpac.com.au/corpgov’.

Milestone in 2008

•                  Our Code of Conduct and the broader Principles for Doing Business were reviewed.

Code of ethics for senior finance officers

The Code of Accounting Practice and Financial Reporting (the Code) complements our Code of Conduct.  The Code is designed to assist the CEO, CFO and other principal financial officers in applying the highest ethical standards to the performance of their duties and responsibilities with respect to accounting practice and financial reporting.  The Code requires that those officers:

•                  act honestly and ethically, particularly with respect to conflicts of interest;

•                  provide full, fair, accurate and timely disclosure in reporting and other communications;

•                  comply with applicable laws and rules;

•                  promptly report violations of the Code; and

•                  be accountable for their actions.

Our code of Accounting Practice and Financial Reporting is available at ‘www.westpac.com.au/corpgov’.

Conflicts of interest

Westpac has a conflicts of interest framework which includes a Group policy supported by more specific policies and guidelines aimed at recognising and managing potential conflicts.

The Board

The Board is conscious of its obligations to ensure that Directors avoid conflicts of interest (both real and apparent) between their duty to the company and their own interests.  All Directors are required to disclose any actual or potential conflict of interest upon appointment and are required to keep these disclosures to the Board up-to-date.

Any Director with a material personal interest in a matter being considered by the Board must declare their interest and, unless the Board resolves otherwise, they may not participate in boardroom discussions or vote on matters on which they face a conflict.

Our employees

Our employees are not permitted to participate in activities which involve a conflict with their duties and responsibilities or which are prejudicial to our business.  We expect our employees to:

•                  avoid conflicts of interest;

•                  obtain consent from senior management before accepting a Directorship on the Board of a non-Westpac Group company;

•                  disclose any material interests they have with our customers to their manager and not be involved with customer relationships where they have such an interest;

•                  not participate in business activities outside their employment with us (whether as a principal, partner, Director, agent, guarantor, investor or employee) without approval or when it could adversely affect their ability to carry out their duties and responsibilities; and

•                  not solicit, accept or offer money, gifts, favours or entertainment which might influence, or might appear to influence, their business judgment.

Our Conflicts of Interest guidance can be found at ‘www.westpac.com.au/corpgov’.

Fit and proper person assessments

We assess the fitness and propriety of our Directors and also of those employees who perform specified roles.  The Nominations Committee and the Board are responsible for assessing the main Board Directors, Non-executive Directors on subsidiary Boards and senior executives.  An executive Fit and Proper Committee assesses other affected employees.  In all cases the individual is asked to provide a detailed declaration and background checks are undertaken.  Assessments are performed upon appointment to the relevant position and are re-assessed annually.

Concern reporting and whistleblowing

Our employees are encouraged to raise any concerns, including those arising out of activities or behaviour that may not be in accordance with the Principles and the Code of Conduct, any of our other policies or any other regulatory requirements, with either management, the human resources team (People & Performance), the compliance team or the Financial Crime Control business unit.

Employees can also raise concerns about breaches of our regulatory obligations or internal policies or procedures on an anonymous basis through either of our internal or external whistleblower reporting systems.  Our Whistleblower Protection Policy protects employees who raise concerns about suspected breaches of our policies through these channels.

Under the policy we provide mechanisms for employees to either log their report onto an internal reporting system (Concern Online), or telephone or email an external and independent professional services firm, with employees who are trained in confidential reporting and whistleblower protection (Employee Concern Hotline).  Employees may also choose to involve the Whistleblower Protection Officer, who is responsible for protecting the employee against disadvantage.

We investigate concerns raised in a manner that is fair, objective and affords natural justice to all people involved.  If the investigation shows that wrongdoing has occurred, we are committed to changing our processes and taking action in relation to employees who have behaved incorrectly.  Where illegal conduct has occurred, this may involve reporting the matter to relevant authorities and in some cases the police.

The concern reporting system meets all relevant Australian and New Zealand legislative requirements and the Australian Standard AS8004 (Whistleblower Protection Programs for Entities).  The system is monitored and reviewed annually and statistics about concerns raised are reported quarterly to both the Risk Management Committee and the Westpac Group Operational Risk & Compliance Committee.

A summary of our Whistleblower Protection Policy is available at ‘www.westpac.com.au/corpgov’.

Insider trading policy and trading in Westpac shares

Westpac Directors and all Westpac employees are restricted from dealing in our shares and certain other financial products if they are in possession of inside information, and from passing on that information to others.  In addition, Directors and any employees who, because of their seniority or the nature of their position, may have access to material non-public information about Westpac (Prescribed Employees), are subject to further restrictions.

The mechanisms we use to manage and monitor our obligations include:

•                  our Insider Trading Policy, which prohibits any dealing in any securities where an employee has access to inside information which may affect the price of those securities;

•                  our New Issues Policy, which places limitations upon employees participating in a new product issue where their position puts them in a real or perceived position of conflict with the interests of customers;

•                  restrictions limiting the periods in which the Directors and Prescribed Employees can trade in our shares or other company securities (Trading Windows);

•                  requiring Directors and Prescribed Employees to notify their intention to trade during those Trading Windows and confirm that they have no inside information;

•                  monitoring the trading of Westpac shares by Directors and Prescribed Employees on a daily basis; and

•                  maintaining a register of Prescribed Employees which is regularly updated.

General information on our Insider Trading Policy and New Issues Policy can be found at ‘www.westpac.com.au/corpgov’.

Corporate responsibility and sustainability

We view sustainable and responsible business practices as important for our business and to add shareholder value.  This means conducting our business in a responsible, trustworthy and ethical manner, while accepting our accountability for our impacts on society and the environment.

We are committed to transparency and fair dealing, treating employees and customers responsibly and having solid links with the community.

Reporting on our corporate responsibility and sustainability performance

We report on our social, ethical and environmental performance through our Stakeholder Impact Report and our website.  Where appropriate, we include what we believe are the most material environmental, social and governance metrics into our financial results announcements.

Our Stakeholder Impact Report and our management of sustainability aim to address the issues that we believe matter most to our customers, employees, shareholders and the community and follow the widely accepted reporting framework, the Global Reporting Initiative (GRI).

The Stakeholder Impact Report is also independently assured against the AA1000 Assurance Standard.  This goes beyond testing the integrity of the data, to the effectiveness of our underlying systems and processes and the extent to which corporate responsibility and sustainability policies and processes are embedded across our organisation.

In addition, we actively participate in various independent external assessments by authoritative sustainability and governance rating organisations benchmarking against the highest standards of governance.

Sustainability Committee

The Sustainability Committee oversees and provides guidance regarding our commitment to operate our business ethically, responsibly and sustainably, consistent with evolving community expectations.

The Sustainability Committee, as delegated by the Board:

•                  reviews our social, environmental and ethical impacts, both direct and indirect;

•                  oversees initiatives to enhance our sustainability;

•                  agrees standards for our corporate responsibility and sustainability policies and practices and monitors compliance with these policies and practices;

•                  monitors and oversees our environmental, social, governance and other material business risks (along with the Risk Management Committee) including our strategic and operational response to climate change; and

•                  reviews and approves the independent assurance of our annual Stakeholder Impact Report.

Our Stakeholder Impact Report and performance in external sustainability assessments are available at ‘www.westpac.com.au/corporateresponsibility’.

Milestones in 2008

Our recent external sustainability, governance ratings and key activities include:

•                  revised sustainability strategy with more ambitious targets and a focus on environmental markets and local social issues;

•                  formation of Westpac’s Sustainability Council comprising officers across the Group with explicit sustainability responsibilities;

•                  one of the leading performances in the 2008/09 Dow Jones Sustainability Index; and

•                  continued top-rating (10.0) in the fifteenth consecutive corporate governance assessment by Governance Metrics International.

Principle 4 – Safeguard integrity in financial reporting

Companies should have a structure to independently verify and safeguard the integrity of their financial reporting.

4.1             The Board should establish an audit committee.

4.2             The audit committee should be structured so that it:

•                  consists only of Non-executive Directors;

•                  consists of a majority of independent Directors;

•                  is chaired by an independent chair, who is not chair of the Board; and,

•                  has at least three members.

4.3             The audit committee should have a formal charter.

Approach to financial reporting

Our approach to financial reporting reflects three core principles:

•                  that our financial reports present a true and fair view;

•                  that our accounting methods are comprehensive and relevant and comply with applicable accounting rules and policies; and

•                  that our external auditor is independent and serves security holder interests.

The Board monitors Australian and international developments relevant to these principles and reviews our practices accordingly.

Audit Committee

The Board delegates oversight responsibility for risk management between the Audit Committee and the Risk Management Committee.

The Audit Committee oversees all matters concerning:

•                  the integrity of the financial statements and financial reporting systems;

•                  the external auditor’s qualifications, performance, independence and fees;

•                  oversight and performance of the internal audit function;

•                  compliance with financial reporting and related regulatory requirements (in conjunction with the Risk Management Committee, this includes an oversight of the APRA statutory reporting requirements); and

•                  procedures for the receipt, retention and treatment of financial complaints, including accounting, internal accounting controls or auditing matters and the confidential reporting by employees of concerns regarding accounting or auditing matters.

The Audit Committee charter is available at ‘www.westpac.com.au/corpgov’.

Integrity of the financial statements

The Audit Committee oversees the preparation of our financial statements.  The Audit Committee requires management to confirm that the accounting methods applied by management are consistent and comply with applicable accounting standards and concepts.

The Audit Committee reviews and assesses:

•                  any significant estimates and judgments in financial reports and monitors the methods used to account for unusual transactions;

•                  the processes used to monitor and comply with laws, regulations and other requirements relating to external reporting of financial and non financial information; and

•                  the major financial risk exposures and the process surrounding the disclosures made by the CEO and CFO in connection with their personal certifications of the half year and annual financial statements.

The Audit Committee conducts regular discussions with:

•                  the Risk Management Committee, the CRO, management and the external auditor about our major financial risk exposures and the steps management has taken to monitor and control such exposures;

•                  the external auditor concerning their audit and any significant findings and the adequacy of management’s responses;

•                  management and the external auditor concerning the half-yearly and annual financial statements, including disclosures in the ‘operating and financial review and prospects’ section of the Annual Report;

•                  management and the external auditor regarding any correspondence with regulators or government agencies and reports which raise issues of a material nature; and

•                  the Group Secretary & General Counsel regarding any legal matters that may have a material impact on the financial statements and/or our compliance with financial reporting and related regulatory policies.

The Audit Committee meets with the external auditor without management being present at each meeting.  Periodically the Audit Committee meets with the General Manager of Group Assurance (our internal audit function) without management.

Financial knowledge of Audit Committee members

The Audit Committee comprises six independent, Non-executive Director members.

All of the Audit Committee members have appropriate financial experience, an understanding of the financial services industry and satisfy the independence requirements under the ASXCGC’s Recommendations, the United States Securities Exchange Act of 1934 (as amended) and its related rules and the rules of the NYSE.

The Board has determined that Lindsay Maxsted, Chair of the Audit Committee, is an ‘audit committee financial expert’ and is independent as defined in the NYSE Listing Standards.

Mr Maxsted is not an auditor or an accountant with respect to Westpac, does not perform ‘field work’ and is not an employee.  Under United States laws, an audit committee member who is designated as an ‘audit committee financial expert’ will not be deemed to be an ‘expert’ for any purpose other than as a result of being identified as an audit committee financial expert.

While Mr Maxsted meets the requirements of an ‘audit committee financial expert’ pursuant to United States securities laws, he does not have any additional responsibilities beyond those of the other Audit Committee members.

The Audit Committee’s composition is set out in the table entitled ‘The Board and Committees size and composition’ in the Principle 2 section of this statement.  The full qualifications of the Audit Committee members and their attendance at Audit Committee meetings are set out in the Directors’ Report in the 2008 Annual Report.

External auditor

The role of the external auditor is to provide an independent opinion that our financial reports are true and fair and comply with applicable regulations.

Our external auditor is PricewaterhouseCoopers (PwC), appointed by shareholders at the 2002 AGM.  Our present PwC lead audit partner is Ian Hammond and the review audit partner is David Prothero.  Ian and David assumed responsibility for these roles in 2008 and 2005, respectively.

The external auditor receives all Audit Committee papers, attends all meetings and is available to Audit Committee members at any time.  The external auditor also attends the AGM to answer questions from shareholders regarding the conduct of PwC’s audit, the audit report and financial statements and PwC’s independence.

As our external auditor, PwC are quarterly required to confirm their independence and compliance with specified independence standards.

The roles of lead audit partner and review audit partner must be rotated every five years and cannot be resumed by the same person for a minimum of five years.

We strictly govern our relationship with the external auditor, including restrictions on employment, business relationships, financial interests and use of our financial products by the external auditor.

Restrictions on non-audit services by the external auditor

To avoid possible independence or conflict issues, the external auditor is not permitted to carry out certain types of non-audit services for Westpac, as specified in our Guidelines for Non-Audit Services (the Guidelines).

For permitted non-audit services and all other non-audit services, use of the external audit firm must be assessed and pre-approved by the Audit Committee, in accordance with the Guidelines.

The breakdown of the aggregate fees billed by the external auditor in respect of each of the two most recent financial years for audit, audit-related, tax and other services is provided in Note 34 to our consolidated financial statements for the year ended 30 September 2008.  A declaration regarding the Board’s satisfaction that the provision of non-audit services by PwC is compatible with the general standards of auditor independence is provided in the Non-Audit Services and Independence declaration in the Directors’ Report in the 2008 Annual Report.

The Guidelines for Non-Audit Services can be found at ‘www.westpac.com.au/corpgov’.

Internal audit

Group Assurance includes an independent and objective internal audit review function charged with evaluating, testing and reporting on the adequacy and effectiveness of management’s control of operational risk.  Group Assurance has access to all of our entities and conducts audits and reviews following a risk-based planning approach.

Group Assurance provides regular reports to both the Audit Committee and the Risk Management Committee and raises significant issues with the Audit Committee.  The General Manager Group Assurance has a reporting line to the Chairman of the Audit Committee.

Principle 5 – Make timely and balanced disclosure

Companies should promote timely and balanced disclosures of all material matters concerning the company.

5.1             Companies should establish written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.

Market disclosure

We are committed to maintaining a level of disclosure that meets the highest standards and provides all investors with timely and equal access to information.  To achieve these standards we have a Board-approved Market Disclosure Policy, which governs how we communicate with our shareholders and with the investment community.

The Policy reflects the ASX continuous disclosure requirements and the requirements of other exchanges where we have disclosure obligations.  Under our Policy, information that a reasonable person would expect to have a material effect on the price of our securities must be immediately disclosed, subject to certain exceptions.

Our Disclosure Committee is responsible for determining what information should be disclosed publicly under the Policy, and for assisting employees in understanding what information may require disclosure to the market on the basis that it is price sensitive.  The Disclosure Committee is chaired by Phil Coffey, our CFO, and involves the CEO, senior executives, the Group Secretary & General Counsel and the General Manager Sustainability, Brand and Communications.

The Group Secretary & General Counsel, as the Disclosure Officer, has responsibility for ensuring compliance with the continuous disclosure requirements of the listing rules of the ASX, NZX, NYSE and other exchanges, relevant securities and corporations legislation, and overseeing and coordinating information disclosure to regulators, analysts, brokers, shareholders, the media and the public.

Westpac’s market announcements are released to each stock exchange where the company has securities listed in accordance with the rules of that exchange – ASX, NZX, NYSE, and the London, Singapore and Swiss stock exchanges.

To supplement the information already available to investors we publish investor discussion packs, containing presentations on and explanations about our financial results, on our website.  We also publish on our website the

Annual Review, Annual Reports, profit announcements, CEO and executive briefings (including webcasts), Stakeholder Impact Reports, economic updates, notices of meetings, media releases and briefing transcripts.

The Market Disclosure policy can be found at ‘www.westpac.com.au/corpgov’.

Principle 6 – Respect the rights of shareholders

Companies should respect the rights of shareholders and facilitate the effective exercise of those rights.

6.1             Companies should design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy.

Shareholder communications and participation

We are committed to giving all shareholders comprehensive, timely and equal access to balanced information about our activities so that they can make informed investment decisions and be actively involved and interested in our business.

We employ a wide range of communication approaches, which are regularly reviewed to ensure best use is made of new technologies to improve our communications.  These approaches include direct communications with shareholders, the publication of all relevant company information in the Investor Centre section of our website, and access to all market briefings and shareholder meetings via webcasting facilities.  Shareholders are given the option to receive information in print or electronic format.  One of our most important communications is our Shareholder Newsletter, which is sent to all of our shareholders with the half-year and annual dividend notices.  The Newsletter provides information on our performance and developments, details on accessing further information and contact numbers for both the Investor Relations Unit and the Share Registry.

We regard the AGM as an important opportunity for engaging and communicating with shareholders.  Shareholders are encouraged to attend and actively participate in our AGM, the proceedings of which are webcast and can also be viewed on demand at a later time from our website.

Shareholders are invited to put forward questions that they would like addressed at the AGM at the time of receipt of the Notice of Meeting.

Investors’ discussion pack, annual result presentation and other shareholder information can be accessed at ‘www.westpac.com.au/investorcentre’.

Milestone in 2008

•                  expanded the capture of email addresses from shareholders, enabling electronic communication with approximately 25% of our shareholders.

Principle 7 – Recognise and manage risk

Companies should establish a sound system of risk oversight and management and internal control.

7.1             Companies should establish policies for the oversight and management of material business risks and disclose a summary of those policies.

7.2             The Board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively.  The Board should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks.

7.3             The Board should disclose whether it has received assurance from the chief executive officer (or equivalent) and the chief financial officer (or equivalent) that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.

Risk management roles and responsibilities

The Board is responsible for reviewing and approving our overall risk management strategy, including determining our appetite for risk.  The Board has delegated to the Risk Management Committee the responsibility for setting risk appetite, approving frameworks, policies and processes for managing risk and accepting risks beyond management’s approval discretion.

The Risk Management Committee monitors the alignment of our risk profile with our risk appetite, which is defined in the Board Risk Appetite Statement and with our current and future capital requirements.  The Committee receives regular reports from management on the effectiveness of our management of Westpac’s material business risks.  More detail about the role of the Risk Management Committee is set out later in this section under the heading ‘Risk Management Committee’.

The CEO and executive management team are responsible for implementing our risk management strategy and frameworks, and for developing policies, controls, processes and procedures for identifying and managing risk in all of Westpac’s activities.

Our Group Risk function is independent from the business units and reports to the CRO.

Our business model recognises that the responsibility for managing risks in our business lies with the various business units.  This responsibility includes developing business unit-specific policies, controls, procedures and monitoring and reporting capability that align to the frameworks approved by the Risk Management Committee.

Our Group Assurance function (internal audit) independently evaluates the adequacy and effectiveness of managements’ controls for risk.

Our overall risk management governance structure is set out in the table of the same name in this section of the statement.

Approach to risk management

We regard managing the risk that affects our business as a fundamental activity, as it influences our performance, reputation and future success.  Effective risk management involves achieving an integrated and balanced approach to risk and reward, and assists us in achieving our objectives of optimising financial growth opportunities and mitigating potential loss or damage.  Both optimisation and mitigation strategies are of equal importance.

We distinguish four main types of risk:

•                  credit risk – the risk of financial loss where a customer or counterparty fails to meet their financial obligations;

•                  market risk – the risk to earnings from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices.  This includes interest rate risk in the banking book – the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities;

•                  operational risk – the risk that arises from inadequate or failed internal processes, people and systems or from external events.  This includes compliance risk - the risk of legal or regulatory sanction, financial or reputation loss arising from our failure to apply the regulatory standards expected of us as a financial services group; and

•                  liquidity risk – the risk of not meeting our payment obligations, which could arise as a result of mismatched cash flows generated by our business.

In addition to, and linked to, these four main types of risk we also manage the following risks:

•                  equity risk – the potential for financial loss arising from movements in the value of our direct and indirect equity investments;

•                  insurance risk – the risk of not being able to meet insurance claims (related to insurance subsidiaries);

•                  model risk – the risk of financial, reputation or operational losses arising because of a model;

•                  reputation risk – the risk to earnings or capital arising from negative public opinion resulting from the loss of reputation or public trust and standing.  This risk encompasses social, ethical and environmental risks arising out of areas such as people management, climate change governance and supply chain management;

•                  business risk – the risk associated with the vulnerability of a line of business to changes in the business environment; and

•                  contagion risk – the risk that problems arising in other Westpac Group members compromise the financial and operational position of the authorised deposit-taking institutions in the Westpac Group.

In December 2007 we received advanced accreditation from APRA and the RBNZ under the Basel II capital framework.  We were among the first banks in the world to receive advanced accreditation, which allows us to use the most advanced internal-ratings based approach for credit risk and the advanced measurement approach for operational risk to determine our regulatory capital position.

A summary of our risk management framework policies can be found at ‘www.westpac.com.au/corpgov’.

Risk Management Committee

The Risk Management Committee:

•                  reviews and approves the frameworks for managing our credit, market, liquidity and operational risk;

•                  determines, approves and reviews the limits and conditions that apply to the taking of risk, including the authority delegated by the Board to the CEO, CFO and CRO;

•                  monitors the risk profile, performance, capital levels, exposures against limits and the management and control of our risks;

•                  monitors changes anticipated in the economic and business environment and other factors considered relevant to our risk profile;

•                  oversees the development and ongoing review of appropriate policies that support our frameworks for managing risk; and

•                  reviews significant issues that may be raised by internal audit as well as the length of time and action taken to resolve such issues.

From the perspective of specific types of risk, the Risk Management Committee role includes:

•                  credit risk – monitoring the risk profile, performance and management of our credit portfolio and development and review of credit risk policies;

•                  market and liquidity risk – monitoring the market risk profile, approving the Group Value at Risk and Net Interest Income at Risk limits and reviewing our funding plan and liquidity requirements; and

•                  operational risk – monitoring the operational risk profile, the performance of operational risk management and controls and the development and ongoing review of operational risk policies; overseeing our compliance with applicable laws, regulations and regulatory requirements; discussing with management and the external auditor any material correspondence with regulators or government agencies and any published reports that raise material issues; and reviewing complaints and whistleblower concerns.

The Risk Management Committee provides relevant periodic assurances to and refers any relevant matters to the Audit Committee.

Milestones in 2008

•                  one of the first banks globally to receive advanced accreditation from APRA and the RBNZ under the Basel II capital framework in December 2007;

•                  reviewed our risk management frameworks; and

•                  established an executive management committee focused on market dislocation.

Our risk management governance structure is set out in the table below:

Board

Reviews and approves our overall risk management strategy, including our appetite for risk.

Board Risk Management Committee

The Board has delegated responsibility to the Board Risk Management Committee to set risk appetite, approve frameworks, policies and processes for managing risk and accept risks beyond the approval discretion provided to management.

In addition, the Board Risk Management Committee:

•	monitors the risk profile, performance, capital levels, exposures against limits and management and control of our risks;
•	monitors changes anticipated in the economic and business environment and other factors relevant to our risk profile;
•	oversees the development and ongoing review of appropriate policies that support our frameworks for managing risk; and
•	reviews significant issues that may be raised by internal audit as well as the length of time and action taken to resolve such issues.

Board committees with a risk focus

Board Audit Committee		Board Sustainability Committee

•	oversees the integrity of financial statements and financial reporting systems.	•	oversees environmental, social, governance and ethical performance and issues.

Executive risk committees

Executive management committee focused on market dislocation

•	proactively tracks and responds to emerging trends; and
•	maintains intensity of effort on risk management in the current environment.

Westpac Group Risk-Reward Committee (GRRC)

•	sets and leads the risk optimisation agenda for Westpac;
•	recommends to the Board Risk Management Committee the appropriate risk-reward positioning and integrates decisions on overall capital levels and earnings profile;
•	initiates and oversees strategies to align Westpac’s risk-reward profile with boundaries for risk appetite and earnings volatility within parameters set by the Board;
•	oversees the risk governance framework, including the performance, role and membership of the executive risk committees; and
•	approves any changes to Westpac’s measures of risk-adjusted performance and monitors their use.

Westpac Group Credit Risk Committee (CREDCO)		Westpac Group Market Risk Committee (MARCO)		Westpac Group Operational Risk & Compliance Committee (OPCO)

•	seeks to optimise credit risk-reward;	•	seeks to optimise market and	•	seeks to optimise operational risk-
•	oversees portfolio performance;		liquidity risk-reward;		reward;
•	oversees the establishment and	•	oversees portfolio performance;	•	oversees the governance of operational
	review of limits and authority levels	•	determines limits within Board-		risk and compliance, including the
	within Board-approved parameters;		approved parameters; and		framework and policies;
	and	•	monitors adherence to Board-	•	oversees the operational and reputation
•	monitors adherence to Board-		approved limits.		risk profile; and
	approved limits.			•	oversees the operational risk profile.

Group level risk management

Group Risk

•	develops the group-level risk management frameworks for approval by the Board Risk Management Committee;
•	directs the review and development of key policies related to the risk management frameworks;
•	establishes risk concentration limits and monitors risk concentrations; and
•	monitors compliance and regulatory obligations and emerging risk issues.

Independent internal review

Group Assurance

•	reviews the adequacy and effectiveness of management controls for risk.

CEO and CFO assurance

The Board receives regular reports about our financial condition and operational results, as well as that of our controlled entities, from management.  The CEO and the CFO annually provide formal statements to the Board, and have done so for the year ended 30 September 2008, that in all material respects:

•                  the financial records of the company for the financial year and half-year have been properly maintained in that they:

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

•                  the financial statements and notes for the financial year give a true and fair view of Westpac’s and its consolidated entities’ financial position and of their performance;

•                  any other matters that are prescribed by the Corporations Act regulations as they relate to the financial statements and notes for the financial year are satisfied; and

•                  the declarations provided in accordance with section 295A of the Corporations Act are founded on a sound system of risk management and internal control, and that the system is operating effectively in all material respects in relation to financial reporting risks.

Managing Compliance Risk

Westpac’s Operational Risk Management Framework incorporates our Managing Compliance Risk Policy and reflects the following core principles and practices:

•                  compliance is about our responsibilities as employees, our culture and the systems and processes we use every day;

•                  complying with both the letter and spirit of regulatory standards is an essential part of our core values and is critical to our success as a leading Australian financial services organisation;

•                  ensuring that the letter and spirit of regulatory standards are embedded into how we do business, how we conduct ourselves, how our systems and processes are designed and how they operate;

•                  compliance with regulatory standards is the responsibility of everyone in every part of Westpac.  Visibility and accountability of senior management ensures a strong compliance culture;

•                  the role of the compliance function is to guide the organisation in embedding compliance into how we do business; and

•                  actively engaging with regulatory bodies and industry forums to ensure the maintenance of high standards across the industry.

Key components of the framework established to support these principles include:

•                  environment – Board and management oversight and accountability, culture and independent review;

•                  identification – identifying obligations, developing and maintaining compliance plans and implementing change;

•                  controls – policies, processes, procedures, communication and training and documentation; and

•                  monitoring and reporting – monitoring, incident and breach escalation, reporting, issue management and managing regulatory relationships.

As with other forms of risk, business line management is primarily responsible for managing compliance risk and within each major business area there is a dedicated operational risk and compliance function.

Our Compliance function, led by the General Manager Group Operational Risk and Compliance, provides the following support:

•                  infrastructure to facilitate compliance planning and reporting;

•                  specialist advice to business units in implementing regulatory initiatives and policies and establishing compliance programs;

•                  analytical tools and advice for independent oversight of areas of strategic compliance risk; and

•                  reports on potential weaknesses across the enterprise.

We measure the effectiveness of our compliance program via the mechanisms set out in the Operational Risk Management Framework including audit, file reviews, mystery shopping, customer surveys and operational risk assessments.

The General Manager Group Operational Risk and Compliance regularly reports to the Group Operational Risk and Compliance Committee and to the Risk Management Committee on the status of compliance across the company.

Principle 8 – Remunerate fairly and responsibly

Companies should ensure that the level and composition of remuneration is sufficient and reasonable and that its relationship to performance is clear.

8.1             The Board should establish a remuneration committee.

8.2             Companies should clearly distinguish the structure of Non-executive Directors’ remuneration from that of executive Directors and senior executives.

The Board has a Remuneration Committee.  The Committee assists the Board by reviewing and approving our remuneration policies and practices.  The Committee’s consideration of reward structures is based on fairness, business performance, legal obligations and high standards of corporate governance.

The Remuneration Committee, as delegated by the Board:

•                  reviews and approves executive remuneration policy;

•                  reviews and makes recommendations to the Board on corporate goals and objectives relevant to the CEO, and the performance of the CEO in light of these objectives;

•                  makes recommendations to the Board on the remuneration of the CEO;

•                  makes recommendations to the Board on the remuneration of Non-executive Directors (the company and subsidiary Boards), taking into account the shareholder approved fee pool;

•                  approves contracts and remuneration packages for positions reporting directly to the CEO;

•                  reviews and makes recommendations to the Board on equity-based plans;

•                  approves all performance recognition expenditure; and

•                  oversees general remuneration practices across the Group.

The Remuneration Committee also reviews and makes recommendations to the Board about the recruitment, retention, termination, and succession planning policies and procedures for the CEO and senior positions reporting directly to the CEO.  In addition, the Remuneration Committee considers and evaluates the performance of senior executives when making remuneration determinations and otherwise as required.  This process was undertaken during the reporting year.

Independent remuneration consultants are engaged by the Remuneration Committee to ensure that our reward practices and levels are consistent with market practice.

Details of our remuneration framework are included in the remuneration report, in the 2008 Annual Report.

The Remuneration Committee Charter and Westpac’s Hedging Policy can be found at ‘www.westpac.com.au/corpgov’.

The 2008 Annual Report can be found at ‘www.westpac.com.au/investorcentre’.

ASX Corporate Governance Council’s Principles and Recommendations (ASXCGC’s Recommendations)

Westpac’s Compliance for 2008

	ASXCGC’s Recommendations		Reference	Compliance
Principle 1:	Lay solid foundations for management and oversight

1.1	Establish the functions reserved to the Board and those delegated to senior executives and disclose those functions.		Page 22	Comply

1.2	Disclose the process for evaluating the performance of senior executives.		Page 22	Comply

1.3	Provide the information indicated in Guide to reporting on Principle 1.		Page 22	Comply

Principle 2:	Structure the Board to add value

2.1	A majority of the Board should be independent Directors.		Page 22-23	Comply

2.2	The chair should be an independent Director.		Page 22-24	Comply

2.3	The roles of chair and chief executive officer should not be exercised by the same individual.		Page 23	Comply

2.4	The Board should establish a nomination committee.		Page 24	Comply

2.5	Disclose the process for evaluating the performance of the Board, its committees and individual Directors.		Page 25	Comply

2.6	Provide the information indicated in Guide to reporting on Principle 2.		Pages 22-26	Comply

Principle 3:	Promote ethical and responsible decision-making

3.1	Establish a code of conduct and disclose the code or a summary of the code as to:		Page 26-28	Comply

	3.1.1	the practices necessary to maintain confidence in the company’s integrity

	3.1.2	the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders

	3.1.3	the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

3.2	Establish a policy concerning trading in company securities by Directors, senior executives and employees, and disclose the policy or a summary of that policy.		Page 28	Comply

3.3	Provide the information indicated in Guide to reporting on Principle 3.		Pages 26-29	Comply

Principle 4:	Safeguard integrity in financial reporting

4.1	The Board should establish an audit committee.		Page 29	Comply

4.2	Structure the audit committee so that it:		Page 29-30	Comply

• consists only of Non-executive Directors;

• consists of a majority of independent Directors;

• is chaired by an independent chair, who is not chair of the Board; and

• has at least three members.

4.3	The audit committee should have a formal charter.		Page 29	Comply

4.4	Provide the information indicated in Guide to reporting on Principle 4.		Pages 29-30	Comply

Principle 5:	Make timely and balanced disclosure

5.1

Establish written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.

			Page 30-31	Comply

5.2	Provide the information indicated in Guide to reporting on Principle 5.		Page 30-31	Comply

	ASXCGC’s Recommendations	Reference	Compliance
Principle 6:	Respect the rights of shareholders

6.1	Design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy.	Page 31	Comply

6.2	Provide the information indicated in Guide to reporting on Principle 6.	Page 31	Comply

Principle 7:	Recognise and manage risk

7.1	Establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Page 31-32	Comply

7.2

The Board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively.  The Board should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks.

		Page 31-33	Comply

7.3

The Board should disclose whether it has received assurance from the chief executive officer (or equivalent) and the chief financial officer (or equivalent) that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.

		Page 34	Comply

7.4	Provide the information indicated in Guide to reporting on Principle 7.	Page 31-34	Comply

Principle 8:	Remunerate fairly and responsibly

8.1	Establish a remuneration Committee	Page 34-35	Comply

8.2	Clearly distinguish the structure of Non-executive Directors’ remuneration from that of executive Directors and senior executives.	Page 34-35	Comply

8.3	Provide the information indicated in Guide to reporting on Principle 8.	Page 34-35	Comply

Directors’ report

Our Directors present their report together with the financial statements of the Group for the financial year ended 30 September 2008.

1.       Directors

The names of the persons who have been Directors during the period since 1 October 2007 and up to the date of this report are: Edward Alfred Evans, David Raymond Morgan (retired as Managing Director and CEO on 31 January 2008), Gail Patricia Kelly (Managing Director and CEO from 1 February 2008), Elizabeth Blomfield Bryan, Gordon McKellar Cairns, David Alexander Crawford (retired as Director on 13 December 2007), Carolyn Judith Hewson, Lindsay Philip Maxsted (Director as of 1 March 2008) and Peter David Wilson.

Particulars of the skills, experience, expertise and responsibilities of the Directors at the date of this report, including all directorships of other listed companies held by a Director at any time in the past three years immediately before 30 September 2008 and the period for which each Directorship has been held, are set out below.

Name:  Ted Evans, AC, BEcon (Hons.)

Age:  67

Term of office:  Director since November 2001. Chairman since 1 April 2007.

Independent:  Yes

Current Directorships: Director of Navitas Limited.

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

Westpac Board Committee membership:  Chairman of the Nominations Committee. Member of each of the Audit, Risk Management and Remuneration Committees.

Directorships of other listed entities over the past three years and dates of office:  Nil

Name:  Gail Kelly, Dip. ED, BA, MBA, Doctor of Bus (Charles Sturt University)

Age:  52

Term of office:  Appointed Managing Director and Chief Executive Officer on 1 February 2008.

Independent:  No

Current Directorships: Director of each of the Melbourne Business School Limited and the Financial Markets Foundation for Children and a member of both the Financial Services Advisory Council and Australian Bankers’ Association.

Other Westpac related entities Directorships:  Director of Westpac New Zealand Limited

Skills, experience and expertise:  Immediately prior to her appointment at Westpac, Gail served as Chief Executive Officer and Managing Director of St.George Bank Limited for five and a half years. Between October 1997 and December 2001, Gail was employed at the Commonwealth Bank firstly as General Manager, Strategic Marketing, and later as Head of Customer Service and a member of the bank’s Executive Committee. Gail began her career at Nedcor Bank, one of the largest banks in South Africa, where she held various General Manager positions, including HR, cards and personal banking.

Westpac Board Committee membership:  Member of the Sustainability Committee.

Directorships of other listed entities over the past three years and dates of office:  St.George Bank Limited (January 2002–August 2007)

Name:  Elizabeth Bryan, BA (Econ.), MA (Econ.)

Age:  62

Term of office:  Director since November 2006.

Independent:  Yes

Current Directorships: Chairman of each of Caltex Australia Limited and UniSuper Limited and Director of the Australian Institute of Company Directors.

Other Westpac related entities Directorships:  Director of Westpac New Zealand Limited.

Skills, experience and expertise:  Elizabeth has over 30 years experience in the financial services industry, government policy and administration and on the boards of companies and statutory organisations.  Prior to becoming a professional director she served for six years as Managing Director of Deutsche Asset Management and its predecessor organisation, NSW State Superannuation Investment and Management Corporation.

Westpac Board Committee membership:  Member of each of the Audit, Risk Management and Sustainability Committees.

Directorships of other listed entities over the past three years and dates of office:  Ridley Corporation Limited (September 2001-October 2007)

Name:  Gordon Cairns, MA (Hons.)

Age: 58

Term of office: Director since July 2004.

Independent:  Yes

Current Directorships: Director of each of Origin Energy Limited, Centre for Independent Studies, Opera Australia and Member of the Asia Pacific Advisory Board of CVC Capital Partners, Advisor to Caliburn Partnership and Senior Advisor, McKinsey & Company.

Other Westpac related entities Directorships:  Nil

Skills, experience and expertise: Gordon has extensive Australian and international experience as a senior executive, most recently as CEO of Lion Nathan Limited.  Gordon has also held a wide range of senior management positions in marketing and finance with Pepsico, Cadbury Schweppes and Nestlé (Spillers).

Westpac Board Committee membership:  Chairman of the Remuneration Committee. Member of each of the Audit, Risk Management and Nominations Committees.

Directorships of other listed entities over the past three years and dates of office: Director of Seven Network Limited (November 2004–February 2007).

Name:  Carolyn Hewson, BEc (Hons.), MA (Econ.)

Age:  53

Term of office:  Director since February 2003.

Independent: Yes

Current Directorships: Director of AGL Energy Limited. Board and advisory roles with the Royal Humane Society, Nanosonics Limited, the Australian Charities Fund and is patron of The Neurosurgical Research Foundation.

Other Westpac related entities Directorships: Director of BT Investment Management Limited.

Skills, experience and expertise:  Carolyn has over 25 years experience in the finance sector and was an Executive Director of Schroders Australia Limited between 1989 and 1995.

Westpac Board Committee membership:  Chairman of the Risk Management Committee. Member of each of the Audit, Nominations and Remuneration Committees.

Directorships of other listed entities over the past three years and dates of office: Director of Australian Gas Light Company (October 1996- October 2006)

Name: Lindsay Maxsted, DipBus (Gordon), FCA.

Age: 54

Term of office:  Appointed Director on 1 March 2008.

Independent:  Yes

Current Directorships: Director of Transurban Group, Chairman of VicRacing Pty Ltd, Managing Director of Align Capital Pty Ltd, Director of Baker IDI Heart & Diabetes Institute.

Other Westpac related entities Directorships:  Nil

Skills, experience and expertise: Lindsay was the CEO of KPMG from January 2001 to December 2007 and was a partner of KPMG from July 1984 to February 2008. Lindsay’s principal area of practice prior to his becoming CEO was in the Corporate Recovery field managing a number of Australia’s largest insolvency/workout/turnaround engagements. At the request of the Victoria State Government, Lindsay was appointed to the Board of the Public Transport Corporation in December 1995 and became its Chairman in January 1997.

Westpac Board Committee membership: Chairman of the Audit Committee. Member of each of the Risk Management and Nominations Committees.

Directorships of other listed entities over the past three years and dates of office:  Nil.

Name: Peter Wilson, CA

Age:  67

Term of office:  Director since October 2003.

Independent:  Yes

Current Directorships: Chairman of Kermadec Property Fund Limited and Director of each of The Colonial Motor Company Limited and Farmlands Trading Society Limited.  Member of the New Zealand Exchange Limited Discipline body and Chair of Special Division.

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

Westpac Board Committee membership: Chairman of the Sustainability Committee. Member of each of the Audit, Risk Management and Nominations Committees.

Directorships of other listed entities over the past three years and dates of office: Chairman of Evergreen Forests Limited (July 1993-July 2006) (previously listed in New Zealand).

Company Secretary

Our Company Secretaries as at 30 September 2008 were Richard Willcock and Alex Crompton.

Richard Willcock joined us in 1997 and was appointed to his present role as General Counsel & Group Secretary in February 2003. Richard’s qualifications are LLB, BA (Hons.), MBA and FCIS.  In 2007 Richard was recognised as the Governance Professional of the Year in the category of ASX 100 Companies.  Prior to Richard’s current appointment he was General Manager Risk for BT Financial Group.  Richard previously practised law in private practice from 1982 and was a partner at law firm Abbott Tout.

Alex Crompton joined us in 2000 and was appointed to her current role as Head of Group Secretariat on 5 February 2008.  Alex’s qualifications are LLB (Hons.), BA, LLM, and she is currently undertaking the Graduate Diploma in Applied Corporate Governance. Prior to her current appointment, Alex worked in the Westpac Legal team in various roles and practised law in private practice.

Alex took over the role of Head of Group Secretariat from Anna O’Connell, who was appointed to that position in February 2006.  Anna joined us in 2001 and her qualifications are B.Ec, Grad.Dip. (AppCorpGov) and FCIS.  She has ten years experience as a Company Secretary in various large public companies.

2.       Report on the business

a)                   Principal activities

The principal activities of the Group during the financial year ended 30 September 2008 were the provision of financial services including lending, deposit taking, payments services, investment portfolio management and advice, unit trust and superannuation fund management, insurance services, leasing, general finance, foreign exchange and money market services.

b)                   Management discussion and analysis

Management discussion and analysis of the Group for the financial year ended 30 September 2008 is set out in Section 2 of the 2008 Annual Report under Overview of performance, Income statement review and Balance sheet review.

c)                    Review and results of operations

A review of the operations of the Group for the financial year ended 30 September 2008 is set out in Section 2 of the 2008 Annual Report under Financial Review.

The operating result of the Group attributable to our shareholders for the financial year ended 30 September 2008 was a profit of $3,859 million after tax.

d)                   Dividends

Since 30 September 2008, our Directors have proposed a final dividend of 72 cents per fully paid ordinary share, totalling approximately $1,364 million, for the year ended 30 September 2008 (2007 final dividend of 68 cents per fully paid Westpac share, totalling $1,268 million). The final dividend will be fully franked and will be paid on 17 December 2008.

An interim dividend for the current financial year of 70 cents per fully paid ordinary share, totalling $1,315 million, was paid as a fully franked dividend on 2 July 2008 (2007 interim dividend of 63 cents per fully paid ordinary share, totalling $1,166 million).

e)                    Significant changes in state of affairs and events during and after the end of financial year

Significant changes in the state of affairs of the Group during the financial year were: our proposed merger with St.George, which was announced in May 2008; the partial sale of the BT Investment Management business in December 2007; the new CEO and Managing Director, Gail Kelly, taking up her appointment in February 2008; the completion of the acquisition of the RAMS franchise distribution business in January 2008; and the Westpac organisation restructuring announced in July 2008.  For a discussion of these matters, please refer to Significant Developments in Section 1 under Information on Westpac which forms part of this report.

Since the end of the financial year, matters that have arisen which may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years were the announcements of the guarantee schemes by the Australian and New Zealand governments and the judgement handed down on 28 October 2008 in relation to the proceedings concerning the Bell Group of companies. For a discussion of these matters, please refer to Significant Developments in Section 1 under Information on Westpac which forms part of this report.

The Directors are not aware of any other matter or circumstance that have arisen during the financial year or since 30 September 2008 which has significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

 f)                    Likely developments and expected results

Likely major developments in the operations of the Group in future financial years and the expected results of those operations are discussed in Section 1 under Information on Westpac, including under Significant Developments.

Further information on likely developments in our operations and the expected results of operations have not been included in this Directors’ report because the Directors believe it would be likely to result in unreasonable prejudice to us.

3.       Directors’ interests

g)                   Directors’ interests in securities

The following particulars for each Director are set out in the Remuneration report and Note 42 and in the tables below:

•                  their relevant interests in our shares or the shares of any of our related bodies corporate;

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

Directors’ interests in Westpac and related bodies corporate as at 30 October 2008

	Number of Ordinary Shares		Number of Share Options		Number of Share Rights
Westpac Banking Corporation
Ted Evans	15,018		—		—
Gail Kelly	277,639	(1)	364,431	(2)	82,290	(3)
Elizabeth Bryan	13,017		—		—
Gordon Cairns	8,506		—		—
Carolyn Hewson	14,321		—		—
Lindsay Maxsted	3,264		—		—
Peter Wilson	12,003		—		—

BT Investment Management Limited
Carolyn Hewson	15,385		—		—

(1)	Westpac ordinary shares granted under the CEO RSP in relation to the CEO’s sign-on arrangements.

(2)	Options issued under the Chief Executive Officer Performance Plan.

(3)	Share rights issued under the Chief Executive Officer Performance Plan.

h)                   Other relevant interests as at 30 October 2008

Certain subsidiaries of Westpac offer a range of registered schemes and infrastructure notes. The Directors from time to time invest in these schemes and notes and are required to provide a statement to the ASX when any of their interests in these schemes or notes change (except interests in a number of cash management trusts)(1). The level of interest held by Directors is set out below.

The level of interests held directly and indirectly by Directors as at 30 October 2008

	Relevant Interests in Infrastructure Notes	Relevant Interests in Cash Management Trusts (Units)(1)	Other Relevant Interests in Registered Schemes (Units)	Date of Last Notification to the ASX
Elizabeth Bryan	900	—	—	9 October 2008
Gordon Cairns	—	—	81,967	11 April 2005

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

i)                      Indemnities and insurance

Under our constitution, we must indemnify, unless the indemnity is forbidden or made void by statute, each of the Directors and Company Secretaries of Westpac and of each of our related bodies corporate (except those listed on a recognised stock exchange),  each of our employees and those of our subsidiaries (except those listed on a recognised stock exchange), and each person acting as a responsible manager under an Australian Financial Services licence of any of Westpac’s wholly-owned subsidiaries against:

•                  every liability incurred by each such person in their capacity as director, secretary, employee or responsible manager, as the case may be; and

•                  all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, in which the person becomes involved because of that capacity.

Each of the Directors named in this Directors’ report and each of the Company Secretaries of Westpac, has the benefit of this indemnity.

Following shareholder approval at the 2000 AGM, Westpac has since entered into a Deed of Access and Indemnity with each of the Directors, which includes indemnification in identical terms to that provided in our constitution.

Westpac also executed a deed poll in November 2004 providing indemnification equivalent to that provided under the constitution as described above to:

•                  those employees of the Group who act from time to time as responsible managers under the Australian Financial Services licences of Westpac or a number of the Group companies; and

•                  employees from time to time of our related bodies corporate.

The Group Secretary & General Counsel, from time to time, in accordance with his delegated authority approves the provision of an indemnity to certain employees of the Group serving as directors, company secretaries, responsible managers or other approved roles of non-Group companies at Westpac’s request.  These indemnities are in terms equivalent to that provided under our constitution.

No amount has been paid under any of these indemnities during the financial year ended 30 September 2008 or since that date.

Our constitution permits us to the extent permitted by law to pay or agree to pay premiums in respect of any contract of insurance, which insures any person who is or has been a Director or Company Secretary of Westpac or any of its related bodies corporate against liability incurred by that person in that capacity, including a liability for legal costs, unless:

•                  we are forbidden by statute to pay or agree to pay the premium; or

•                  the contract would, if we paid the premium, be made void by statute.

We, on behalf of the Group, for the year ended 30 September 2008 have arranged insurance cover in respect of the amounts which we may have to pay under the indemnities set out above.  The insurance policy prohibits disclosure of the premium payable and the nature of the liabilities covered.

d)            Options and share rights outstanding

Currently, there are 14,553,911 share options outstanding and 4,383,231 share rights outstanding in relation to Westpac ordinary shares.  The latest dates for exercise of the share options range between 5 October 2009 and 1 February 2018 and the weighted average exercise price is $21.10.  The latest dates for exercise of the share rights range between 20 January 2013 and 1 September 2018.

4.       Environmental disclosure

Westpac is required to comply with the NSW Energy Administration Amendment (Water & Savings) Act 2005. An Energy Savings Action Plan for Westpac’s North Ryde site was approved by the NSW Government on 14 February 2008.  Westpac is required to lodge annual progress reports on the Plan commencing March 2009.

The National Greenhouse and Energy Reporting Act came into effect in July 2008 and Westpac may be required to register and report on greenhouse gas emissions, energy consumption and production under the Act from July 2009 should the reporting threshold be triggered.

Westpac is currently below the threshold for reporting requirements of the Energy Efficiency Opportunities Act 2006 (EEO) which commenced on 1 July 2006.

Our operations are not subject to any other particular and significant environmental regulation under any law of the Commonwealth of Australia or of any State or Territory of Australia. We may, however, become subject to environmental regulation in enforcing securities over land for the recovery of loans.

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

6.       Political donations

In line with Westpac policy, no cash donations were made to political parties during the financial year ended 30 September 2008. Instead, the donations reflected in the table below relate to participation in legitimate political activities where there is direct business benefit to Westpac, such as participation in political party business dialogue forums and business observer programmes attached to annual party conferences, and attendances at private political functions where it is deemed appropriate according to our policies.

Political donations, year ending 30 September 2008

Australia

Amount
$(1)
Australian Labor Party	26,325
Liberal Party of Australia	12,745
National Party of Australia	4,400
Total	43,470

(1)	Represents aggregate amounts at both Federal and State/Territory levels and includes contributions relating to political functions and events.

New Zealand

The total participation in political activities in New Zealand for the year ended 30 September 2008 did not exceed NZ$11,000.  In line with Westpac policy, no cash donations were made to political parties in New Zealand during the year.

7.       Directors’ meetings

Each Director attended the following meetings of the Board and Committees of the Board during the financial year, for the year ended on 30 September 2008:

Number of meetings		Regular Board Meetings		Special Board Meetings		Audit Committee		Sustainability Committee		Nominations Committee		Remuneration Committee		Risk Management Committee
held during the year		11		5		4		3		4		5		4
Director	Notes	A	B	A	B	A	B	A	B	A	B	A	B	A	B
Ted Evans	1	11	11	5	5	4	4			4	4	3	3	4	4
Gail Kelly	2	8	8	5	5			2	2
David Morgan	3	3	3					1	1
Elizabeth Bryan	4	11	11	5	4	4	4	3	3					4	4
Gordon Cairns	5	11	11	5	5	4	4			4	4	5	5	4	4
David Crawford	6	3	3			1	1			1	1	2	2	1	1
Carolyn Hewson	7	11	11	5	5	4	4			4	4	5	5	4	4
Lindsay Maxsted	8	7	7	5	5	2	2			2	2			2	2
Peter Wilson	9	11	11	5	5	4	4	3	3	4	4			4	4

A – Meetings eligible to attend as a member	B – Meetings attended as a member

Unless otherwise stated, each Director has been a member, or the Chairman, of the relevant Committee for the whole of the period from 1 October 2007.

(1)	Chairman of the Nominations Committee. Member of the Audit Committee, Risk Management Committee, Remuneration Committee from 13 December 2007.

(2)	Gail Kelly was appointed CEO and Managing Director on 1 February 2008. Member of the Sustainability Committee from 1 February 2008.

(3)	David Morgan retired as CEO and Director of the Board and its Committees with effect 31 January 2008.

(4)	Member of the Audit Committee, Risk Management Committee and Sustainability Committee.

(5)	Chairman of the Remuneration Committee. Member of the Audit Committee, Risk Management Committee and the Nominations Committee.

(6)	David Crawford retired from the Board and its Committees with effect 13 December 2007.

(7)

Chairman of the Risk Management Committee. Member of the Audit Committee until 12 December 2007. Interim Chairman of the Audit Committee from 13 December 2007 until 29 February 2008. Member of the Audit Committee from 1 March 2008. Member of the Nominations Committee and the Remuneration Committee.

(8)	Lindsay Maxsted was appointed as a Director on 1 March 2008. Chairman of the Audit Committee from 1 March 2008. Member of the Risk Management Committee and the Nominations Committee.

(9)	Chairman of the Sustainability Committee. Member of the Audit Committee, Risk Management Committee and the Nominations Committee.

While not shown above, the CEO and many Non-executive Directors who are not Board Committee members also participated in scheduled Board Committee meetings and special Board Committee meetings throughout the year.

8.       Remuneration report

The Board, through the Remuneration Committee, maintains a strong governance framework around executive remuneration to ensure executive pay is aligned to performance that supports growth in shareholder wealth over the long term.

1.                    Summary of remuneration for 2008

a)                   The CEO and Senior Executives

This report sets out our remuneration policy, remuneration framework and 2008 remuneration outcomes for the Chief Executive Officer (CEO) and Senior Executives, in accordance with section 300A of the Corporations Act 2001. The CEO and Senior Executives whose remuneration is detailed in this report are:

Name	Position

Gail Kelly	CEO (from 1 February 2008)

David Morgan	CEO (to 31 January 2008)

Senior Executives

Ilana Atlas	Group Executive, People & Performance

Andrew Carriline	Acting Chief Risk Officer

Philip Chronican	Group Executive, Westpac Institutional Bank

Peter Clare	Group Executive, Product and Operations (from 27 March 2008)

Philip Coffey	Chief Financial Officer (CFO)

Rob Coombe	CEO, BT Financial Group

Brad Cooper	Group Executive, New Zealand (until 8 June 2008), Group Chief Transformation Officer (from 9 June 2008)

Peter Hanlon	Group Executive, Retail & Business Banking

Bob McKinnon	Group Executive, Technology (from 18 August 2008)

Bruce McLachlan	Acting CEO, New Zealand (from 9 June 2008)

Robert Whitfield	Group Executive

Curt Zuber	Group Treasurer

Former Senior Executives

Michael Pratt	Group Executive, Consumer Financial Services (until 31 January 2008)

Diane Sias	Group Executive, Business & Technology Solutions & Services (until 30 September 2008)

b)                   CEO and Senior Executives – 2008 remuneration snapshot

Item	Summary	Refer to Section
Key changes for 2008	Our remuneration structure for Senior Executives remained unchanged during 2008, following the introduction of a new remuneration structure in 2007. We continue to review our remuneration practices to ensure they reflect best practice, and maintain our high standards of governance and risk management. Gail Kelly commenced with Westpac on 1 February 2008. Her remuneration arrangements were disclosed at the time of her appointment and are also summarised in this report, together with her 2008 remuneration outcomes.	3

Remuneration strategy

Our remuneration strategy is to attract and retain talented employees, and to reward them for achieving high performance and delivering superior long-term results for our business and our shareholders, while adhering to sound risk management principles.

		3(a)

Alignment with sound risk management	Our remuneration strategy, framework, policies and practices integrate sound risk management including balanced measurements of performance, proper composition of remuneration including deferred elements and strict governance.	2

Fixed remuneration	We provide fixed remuneration that takes into account role and responsibilities, individual experience and skills, and market competitiveness.	3(d)

Short-term incentive (STI)

The CEO and Senior Executives are eligible to receive an STI payment in December based on individual and Group performance measured against financial and non-financial targets that support the Group’s business strategy. STI awards are managed within the overall Westpac reward pool.

Senior Executives must defer up to 25% of their STI for 2 years and the CEO must defer up to 40% of her STI, half for 1 year and half for 2 years.

Deferred STI is received as restricted Westpac shares and is forfeited if the holder resigns or is dismissed prior to the end of the restriction period.

		3(e)

Long-term incentive (LTI)	LTI awards are received in the form of performance options, which may vest(1) over a 5-year period, but only if Westpac’s Total Shareholder Return (TSR)(2) exceeds that of a number of its peers.	3(f)

The link to performance

A cornerstone of our remuneration philosophy is that executive rewards are aligned to overall Group performance. This report provides measures of Group financial and non-financial performance for the year ended 30 September 2008 and explains how these have impacted on remuneration outcomes.

		3(g)

Employment Agreements	Core remuneration entitlements and terms of employment, including termination arrangements, are set out in each executive’s employment agreement and summarised in this report.	3(h)

2008 Remuneration	This report details the remuneration of the CEO and each Senior Executive for the year ended 30 September 2008.	4

c)                    Non-executive Directors

This report also details the remuneration structure and 2008 outcomes for our Non-executive Directors. For the year ended 30 September 2008, the Non-executive Directors were:

•                  Ted Evans (Chairman);

•                  Elizabeth Bryan;

•                  Gordon Cairns;

•                  Carolyn Hewson;

•                  Lindsay Maxsted (from 1 March 2008);

•                  Peter Wilson; and

•                  David Crawford (until 13 December 2007).

(1)

Under the employee equity plans, shares or securities may vest after a set period, subject to performance hurdles if applicable. After shares or securities vest, the holder can generally then deal with them to realise value, for example through the sale of shares.

(2)

TSR measures a company’s share price movement and accumulated dividend yields over a specific measurement period (i.e. the change in value of an investment in that company’s shares), excluding tax effects.

d)                   Non-executive Directors – 2008 remuneration snapshot

Item	Summary	Refer to Section
Remuneration strategy	To remunerate Board members appropriately for their time, expertise and insight into strategic governance issues and to attract and retain experienced and qualified Board members.	5(a)

Key changes for 2008

There have been no changes to the fee structure for Non-executive Directors during 2008. An increase to the Non-executive Director fee pool will be proposed to shareholders for approval at the 2008 Annual General Meeting.

5(b)

Fee Framework	Non-executive Directors receive a base fee, fees for participating in Board Committees either as the chairman or as a member of the Committee, and superannuation.	5(c) 5(d)

Alignment with shareholder interests

Non-executive Directors may elect to receive some of their fees as Westpac ordinary shares. This provides alignment with shareholder’s interests. Non-executive Directors have set themselves a target minimum shareholding to support this alignment.

5(e)

Fees received in 2008	This report includes details of each Non-executive Director’s remuneration for the year ended 30 September 2008.	6

2.                    Governance and risk management

a)                   The Remuneration Committee

The Remuneration Committee assists the Board fulfil its responsibility to shareholders by developing and implementing Westpac’s remuneration strategy.

The Remuneration Committee achieves this by continuously monitoring the effectiveness of Westpac’s remuneration framework in delivering against its objectives. The Remuneration Committee monitors remuneration practices in Australia and internationally to ensure Westpac remains at the forefront of remuneration practice.

The Remuneration Committee reviews and approves total performance-based remuneration. In relation to equity-based remuneration, the Remuneration Committee also monitors performance against set hurdles under the Westpac Reward Plan and Westpac Performance Plan.

The Remuneration Committee’s decisions on executive rewards are based on business objectives, legal obligations and high standards of corporate governance. Where appropriate, independent remuneration consultants are engaged to provide specialist advice and to assist the Remuneration Committee.

All members of the Remuneration Committee are independent Non-executive Directors. Members of the Remuneration Committee during 2008 were:

•                  Gordon Cairns (Chairman);

•                  Ted Evans (from 13 December 2007);

•                  Carolyn Hewson; and

•                  David Crawford (until 13 December 2007).

Details of the Remuneration Committee’s purpose and responsibilities are included in the Corporate Governance Statement, in this Annual Report. The Remuneration Committee’s charter is available at ‘www.westpac.com.au/corporateresponsibility’. The Remuneration Committee charter is reviewed annually, along with other Committee charters, and was last reviewed and updated in February 2008.

b)                   Approval of individual remuneration decisions

We follow a process of ‘two-up’ approval for all remuneration decisions:

•                  performance and remuneration plans and outcomes for the CEO are approved by the Board, on the recommendation of the Remuneration Committee;

•                  performance and remuneration plans and outcomes for Group Executives are approved by the Remuneration Committee, on the recommendation of the CEO; and

•                  performance and remuneration plans and outcomes for all General Managers (who report to Group Executives) are approved by the CEO, on the recommendation of the Group Executive to whom they report.

Significant remuneration arrangements outside of general policy guidelines are referred to the Remuneration Committee for review and approval.

c)                    Risk management

Our remuneration strategy, frameworks, policies and practices are consistent with sound risk management. We adhere to the following practices:

•                  the measurement of performance for calculating short-term incentive outcomes is based on both financial and non-financial measures, including risk management and adherence to our corporate values and behaviours. The key financial measure used is Economic Profit(1);

•                  our remuneration framework is composed of an appropriate mix of fixed pay and variable reward, a portion of which is deferred;

•                  senior employees also receive deferred compensation in the form of performance options, which only deliver value if Westpac meets or exceeds set long-term performance hurdles over three to five years. This aligns Senior Executive interests with shareholders over the longer term; and

•                  we stringently adhere to high standards of corporate governance in relation to remuneration, with the Remuneration Committee overseeing both executive

(1)	Economic Profit is defined as cash earnings less a capital charge calculated at 10.5% of average adjusted ordinary equity plus an allowance for franking credits generated.

remuneration and general remuneration practices across the Westpac Group.

•                  we constantly focus on our culture of ‘doing the right thing’, as represented by our corporate values, to ensure the culture is embedded through our organisation.

3.                    Remuneration for the CEO and Senior Executives

a)                   Remuneration policy

The Board’s policy for rewarding the CEO and Senior Executives is designed to drive superior performance which increases shareholder value over the longer term. The policy is based on the following principles:

(i)      We pay for performance

Rewards are linked to individual and Group achievement against financial and non-financial targets.

(ii)     We align reward to shareholder interests

Increasing shareholder value is a cornerstone of our remuneration policy. We achieve alignment by:

•                  requiring part of the STI to be received as Westpac ordinary shares, which must be held for a defined period of up to two years;

•                  selecting performance measures for our LTI plans that drive long-term value for shareholders; and

•                  encouraging senior employees to hold minimum levels of Westpac ordinary shares.

(iii)    We aim to be market competitive

We set target reward levels taking account of competitor practice, and provide reward outcomes which reflect Westpac’s relative success against companies we compete with for customers, capital and/or executive talent.

b)                   Hedging policy

Hedging refers to using financial products to protect against or limit the risk associated with equity instruments, such as shares or securities employees may receive as part of their performance-based remuneration. Under our policy, participants are strictly forbidden from entering into hedging arrangements in relation to their unvested employee shares or securities, whether directly or indirectly. If a participant attempts to hedge unvested shares or securities those instruments are liable to forfeiture.

The Board enforces this policy by restricting access to unvested shares and securities on the share register until after they have vested. Shares and securities vest subject to Board approval only after time restrictions have passed and any performance hurdles have been met.

c)                    Remuneration framework

Remuneration for the CEO and Senior Executives is made up of the following components:

•                  Fixed remuneration (including superannuation); and

•                  Performance-based remuneration comprising STI awards and LTI awards.

Target reward mix

A target reward mix is determined for each management level, with performance-based rewards increasing with the level of responsibility and the criticality of the person’s role.

The following graph illustrates the proportions for target reward for the CEO and the average for the Senior Executive group.

d)                   Fixed remuneration

Fixed remuneration includes cash salary, superannuation and salary sacrifice(1) components.

•                  Gail Kelly’s fixed remuneration is set at $2.7 million per annum. For the year ended 30 September 2008, Mrs Kelly’s fixed remuneration was pro-rated for the portion of the year served from her commencement date of 1 February 2008.

•                  Senior Executives’ fixed remuneration is reviewed annually, taking into account the nature of the role and responsibilities, remuneration relative to market remuneration levels, individual experience and skills and business performance.

The CEO and Australian-based Senior Executives are provided with superannuation, at up to 9% of their fixed package, with a minimum of the statutory requirement. Employer superannuation contributions may be received in one of our staff superannuation funds or an eligible superannuation fund of their choice. During the year, three Senior Executives were members of a legacy defined benefit superannuation fund.

In addition, the CEO and Senior Executives have the opportunity to salary sacrifice for additional superannuation contributions, motor vehicles and other employee benefits under Westpac’s salary sacrifice policy. The CEO may also salary sacrifice for Westpac ordinary shares under the Deferral Share Plan, consistent with the policy for other Directors.

e)                    Short-term incentives (STI)

(i)                   Overview

The CEO and Senior Executives are eligible to receive an annual STI award to reward individual and Group financial

(1)	‘Salary sacrifice’ means using fixed remuneration on a pre-tax basis to receive certain benefits such as motor vehicles and parking.

and non-financial performance over the financial year to 30 September. STI awards for Senior Executives are managed within the overall Westpac variable reward pool, which is managed within a percentage range of the Group’s Economic Profit. The variable reward pool is reviewed and approved by the Remuneration Committee each year.

The STI award is determined through the combination of an assessment of performance against objectives (financial and non-financial) and a pre-determined dollar STI target. Based on the performance assessment, each individual’s STI award falls within a range of 0% to 200% of their STI target. The CEO’s STI target is set out in her Employment Agreement. STI targets for the Senior Executives are based on the nature of each individual’s role and market competitiveness.

At the end of the financial year, the Remuneration Committee reviews all performance outcomes against objectives before approving STI awards to Senior Executives and before recommending the CEO’s STI award to the Board for approval. The Board makes the final assessment of the CEO’s performance against objectives and also considers other relevant achievements to come to an overall view of the year’s performance. Discretionary adjustments may be made to the Senior Executive STI awards to recognise items not explicitly covered in the objectives. These may include contributions to major bank initiatives, changes to an individual’s role responsibility, management of business risk and factors arising that are outside of management’s control.

(ii)                2008 STI performance objectives

Prior to the commencement of the financial year, the Board selects performance objectives which provide a robust link between the CEO and Senior Executive reward and the key drivers of long term shareholder value creation.

The key measure used to assess achievement against financial objectives is Economic Profit. Senior executives are assessed on Economic Profit, both for the Group and for the Division they manage, where appropriate. The Board believes that Economic Profit best reflects the factors that drive long term shareholder value, and so this measure commands substantial weighting in assessing the overall performance outcome for the CEO and each Senior Executive.

Non-financial objectives that drive future sustainable shareholder value creation are selected and designed to allow performance to be assessed across a range of factors.

In 2008 these included:

•                  management of the organisation in the current market conditions;

•                  strategic leadership of the organisation;

•                  deepening and strengthening our relationships with all our customers and improving customer advocacy;

•                  the level of commitment employees have to the organisation;

•                  risk management; and

•                  sustainability.

(iii)             Deferral of short term incentive

The CEO and Senior Executives are required to defer a portion of their annual STI payment. This supports alignment with shareholder interests during the restriction period. It also provides an enhanced retention mechanism because the value held in the form of restricted shares will be greater for higher performers.

•                  the CEO is required to defer up to 40% of her annual STI payment

This portion is received as Westpac ordinary shares under the CEO Restricted Share Plan, half restricted for one year and half restricted for two years from the date they are granted. These shares rank equally with other Westpac ordinary shares for dividends and voting rights from the date of grant. The CEO can deal with the shares only after the restriction period has passed, or she can leave them in the plan for a maximum of 10 years from the date of grant.

•                  Senior Executives are required to defer up to 25% of their annual STI payment

This portion is received as Westpac ordinary shares under Westpac’s general Restricted Share Plan for Senior Executives based in Australia, restricted for two years from the date they are granted. These shares rank equally with other Westpac ordinary shares for dividends and voting rights from the date of grant. The Senior Executive can deal with the shares after the restriction period has passed, or they can leave them in the plan for a maximum of 10 years from the date of grant.

For Senior Executives outside Australia, the deferred component of the STI payment is received as share rights under the Westpac Performance Plan (which entitle the holder to Westpac shares upon vesting). The Westpac Performance Plan is described in section 7(b). In 2008, two one-off STI amounts were not subject to deferral due to unique circumstances.

Each individual’s STI payment is the result of achieving individual and Group performance targets. Because the performance requirement has already been satisfied, the portion of the STI that is received as Westpac ordinary shares or share rights is not subject to further performance hurdles.

Shares in the CEO Restricted Share Plan and general Restricted Share Plan vest at the end of the restriction period provided the employee remains employed by the Group, or earlier where the employee leaves Westpac due to their death, disability or retrenchment, or in the event of a change in control(1) of Westpac. Unvested shares are generally forfeited if an employee resigns from the Group within the restriction period. Shares (whether vested or unvested) are also forfeited, unless the Board determines otherwise, where an employee acts fraudulently or dishonestly, or where an employee is in material breach of their obligations to Westpac.

(1)	In general change of control occurs when a single shareholder controls more than 35% of voting shares.

(iv)            2008 STI Outcomes

Details of the 2008 STI outcomes for the CEO and the Senior Executives are set out in the following table. For those Senior Executives who received STI awards for the 2008 financial year, these awards represented between 80-175% of the ‘on target’ amounts set at the beginning of the financial year. STI awards for Gail Kelly, Peter Clare and David Morgan were pro-rated for the period of the performance year served.

	Portion paid	Portion forfeited	Portion Deferred(1)	Minimum Total Value(2)	Maximum Total Value(3)
Gail Kelly	60%	—	40%	$2,300,533	$3,834,222
Ilana Atlas	75%	—	25%	$900,000	$1,200,000
Andrew Carriline	75%	—	25%	$675,000	$900,000
Philip Chronican(4)	83%	—	17%	$2,500,000	$3,000,000
Peter Clare	75%	—	25%	$525,000	$700,000
Philip Coffey	75%	—	25%	$1,875,000	$2,500,000
Rob Coombe	75%	—	25%	$975,000	$1,300,000
Brad Cooper	75%	—	25%	$1,200,000	$1,600,000
Peter Hanlon	75%	—	25%	$975,000	$1,300,000
Bob McKinnon(5)	—	—	—	—	—
Bruce McLachlan	75%	—	25%	$450,000	$600,000
Robert Whitfield(4)	93%	—	7%	$2,600,000	$2,800,000
Curt Zuber(6)	82%	—	18%	$5,520,800	$6,700,000

Former CEO and former executives
David Morgan	100%	—	—	$793,333	$793,333
Michael Pratt(7)	—	100%	—	—	—
Diane Sias(8)	100%	—	—	$1,125,000	$1,125,000

(1)

The CEO’s deferred portion of STI will be received as Westpac ordinary shares in December 2008, half restricted for 1 year, and half restricted for 2 years from the date granted. Bruce McLachlan’s deferred portion of STI will be received in December 2008 as share rights, which vest in December 2010. Other Senior Executives’ deferred portion of STI will be received in December 2008 as Westpac ordinary shares restricted until December 2010. All deferred STI awards are subject to continuous service conditions.

(2)	This is the value of that portion of STI to be paid in December 2008, and not required to be deferred.

(3)	This is the full value of the 2008 STI, including the Minimum Total Value, and the portion of the STI award that is required to be deferred.

(4)	The STI amounts for Philip Chronican and Rob Whitfield include certain one-off awards relating to specific performance requirements during 2008, which are not subject to any deferral requirements.

(5)	Bob McKinnon commenced just prior to the end of the 2008 performance year, and did not receive a 2008 STI award.

(6)	Curt Zuber is not a member of the executive team, and has a lower deferral percentage.

(7)	Michael Pratt left Westpac prior to the end of the 2008 performance year and accordingly forfeited the 2008 STI award.

(8)	Diane Sias left Westpac on 30 September 2008 and was not required to defer any portion of her STI payment.

(v)     CEO sign-on grant

At the 2007 Annual General Meeting, shareholders approved a sign-on grant to Gail Kelly in recognition of, amongst other things, entitlements foregone upon her appointment as CEO. This sign-on grant was delivered in the form of Westpac shares under the CEO Restricted Share Plan (the terms of which are set out above). The grant, which was made on 7 February 2008 comprises:

•                  194,347 ordinary shares (with an approximate value of $4,814,556 based on the Westpac share price on the date of grant) restricted until 7 February 2009; and

•                  83,292 ordinary shares (with an approximate value of $2,063,392 based on the Westpac share price on the date of grant) restricted until 1 December 2009.

As these shares were granted as part of the consideration for Mrs Kelly agreeing to hold office as CEO, they are not subject to performance hurdles and will vest subject to continued service conditions.

 f)                    Long-term incentive (LTI)

(i)                   Overview

LTI is used as a key driver of sustained long term value for shareholders. Westpac provides LTI awards to the CEO, Senior Executives and other key employees who substantially contribute to the future performance of Westpac. This includes employees who are designated ‘high potential’ to the Group.

•                  The CEO receives LTI awards of performance options and performance share rights under the CEO Performance Plan.

•                  Senior Executives and other key employees receive LTI awards of performance options under the Westpac Reward Plan.

2008 LTI awards for Senior Executives were approved by the Board, based on recommendations from the Remuneration Committee.

(ii)                Determining the value of awards

Mrs Kelly received an award of performance options and performance share rights to the value of $2,500,000 in February 2008 under her LTI arrangements, which were approved by shareholders at the 2007 Annual General Meeting.

For other Senior Executives, the target LTI award amount is set at the beginning of the financial year, with their actual LTI award amounts remaining subject to Board discretion (based on their performance during the year).

The number of securities to be allocated under an LTI award is determined based on values for the securities determined using a Binomial/Monte Carlo simulation pricing model. This actuarial pricing model is commonly used by major Australian companies to derive values for complex securities.

(iii)             Key terms of awards

Performance hurdle

The CEO and Senior Executives only receive value from their LTI awards if Westpac outperforms at least half of a comparator group of companies over a set performance period of between three and five years. Relative TSR is used as the performance measure for both the CEO Performance Plan and the Westpac Reward Plan as it ensures a link to shareholder value creation, and is considered to be an appropriate measure over the long-term. Lists of companies in the most recently determined peer groups for the CEO Performance Plan and Westpac Reward Plan are included in Section 8.

Vesting framework

The vesting framework for the CEO Performance Plan and Westpac Reward Plan focuses on longer-term performance. Initial TSR performance is tested at the third anniversary of the grant date, with subsequent performance testing possible at the fourth and fifth anniversaries of grant. Securities vest only if Westpac’s TSR ranking is at or above the median of the peer group at a performance test date. Vesting increases at subsequent test dates only if the TSR ranking has improved. Full vesting occurs if relative TSR is at or exceeds the 75th percentile of the ranking group and scales down on a straight line basis to 50% vesting for median performance.

TSR results for the CEO Performance Plan and the Westpac Reward Plan are calculated by an external consultant. These TSR results are then provided to the Board or its delegate to review, approve and determine vesting outcomes.

A portion of unvested securities may vest prior to reaching a test date where the employee leaves Westpac due to their death, disability, retirement or retrenchment, or in the event of a change in control of Westpac. Any such vesting is subject to performance hurdles being met, except in the case of death and disability.

Any securities that vest must be exercised within 10 years after the grant date, or earlier if the holder leaves Westpac employment.

Lapsing of securities

Securities lapse where the CEO or Senior Executive holding those securities leaves the Westpac Group due to resignation or dismissal before vesting occurs, unless the Board determines otherwise. Unexercised performance options (whether vested or unvested) will lapse, unless the Board determines otherwise, where the holder acts fraudulently or dishonestly or is in material breach of their obligations under the CEO Performance Plan or Westpac Reward Plan (as applicable) or to Westpac. Any securities remaining unvested at the final test date lapse immediately.

(iv)            LTI grants made in 2008

The table below provides a summary of the LTI grants made to the CEO and Senior Executives during 2008, at no cost to them. Full details regarding the number and value of equity instruments granted to the CEO and each Senior Executive are set out in section 4(b) of this Report. The LTI grants only vest on satisfaction of performance and/or service conditions tested in future financial years.

Summary of LTI grands made during the year

Equity Instrument	Granted to	Grant Date	First Possible Vesting Date	Exercise Price	Expiry	Fair Value(1) Per Instrument
CEO Performance Plan, performance option	Gail Kelly	1 February 2008	1 February 2011	$25.89	1 February 2018	$3.82

CEO Performance Plan, performance share right	Gail Kelly	1 February 2008	1 February 2011	Nil	1 February 2018	$15.65

Westpac Reward Plan, performance option	All current Senior Executives(2) except Bob McKinnon(3)	17 December 2007	17 December 2010	$30.10	17 December 2017	$3.61

(1)

The fair value of performance options and share rights included in the tables above have been independently calculated at grant date using a Binomial/Monte Carlo simulation pricing model. The assumptions included in the valuation of the 1 February 2008 awards to Gail Kelly include a risk free interest rate of 6.1% (for Options) and 6.48% (for Share Rights), a dividend yield on Westpac ordinary shares of 5.3% and a volatility in the Westpac ordinary share price of 18%. The assumptions included in the valuation of the 17 December 2007 awards under the Westpac Reward Plan include a risk free interest rate of 6.26%, a dividend yield on Westpac ordinary shares of 5.0% and a volatility in the Westpac share price of 18%. Other assumptions include volatilities of, and correlation factors between, share price movements of the ranking group members and Westpac, which are used to assess the impact of performance hurdles. Performance options have been valued assuming an expected life after the vesting date of up to 1 year.

(2)	Performance options granted to Michael Pratt on17 December 2007 under the Westpac Reward Plan lapsed in full when he left Westpac on 31 January 2008.

(3)	Bob McKinnon did not receive an LTI award due to duration of his contract.

(v)               LTI outcomes in 2008

During the year, several LTI awards granted in previous years under the Westpac Performance Plan were tested against the applicable performance hurdles. A summary of the Westpac Performance Plan is set out in section 7(b) below and in Note 26 to the financial statements.

For Westpac Performance Plan performance options and performance share rights granted from December 2005, 50% of each award is assessed against a group of financial sector organisations, and the other 50% against a group of 50 companies from the largest 100 ASX listed companies (excluding Westpac). Examples of the TSR ranking groups are shown in section 8(d).

During 2008, 16 awards of securities reached a performance test date. Performance for 15 of these awards was above the median, with Westpac’s relative TSR ranking results ranging from the 50th percentile to the 100th percentile.  Where securities reached their first or second test dates and performance was above the median, most employees chose not to extend the performance period.

Vested options and vested share rights can be exercised up to a maximum of 10 years from the date they are granted.

Full details of the number and value of equity instruments that vested and were exercised by Senior Executives during the year are set out in Section 4 below.

g)      Linking reward to performance

Our remuneration policy aligns rewards for the CEO, Senior Executives and other key employees to the achievements against of specific financial and non-financial performance measures over both the short-term and the long-term.

The following section demonstrates the link between these reward components and performance.

(i)      Company performance and STI

The Board believes that to create long term sustained shareholder value, short-term performance must focus on four key areas; shareholders, customers, employees and sustainability.  Our 2008 performance in these key areas, which drove the STI outcomes of the CEO and Senior Executives, is summarised in the following table:

Shareholder

For 2008, the Group achieved Economic Profit of $2,779 million, 3.2% ahead of 2007. This represents a solid performance in light of the difficult operating conditions, with falls in equity markets, credit pressures, and significantly increased cost of funds. The Group achieved solid cash earnings growth and managed risks well.

Customer

In 2008 we achieved good progress on the implementation of our strategic objective to put customers at the centre of our business. Changes were made to the organisational structure designed to enable us to better meet our customers’ total financial needs. Work commenced on enhancing customer segmentation, strengthening distribution and redesigning product processes and operations to make it easy for customers to do business with us.

The Group performed well on Customer objectives demonstrating that significant progress has been made towards earning all of our customers’ business. Target increases in the average number of products per customer were achieved across the Group and the Divisions worked together to achieve above-target increases in superannuation customers.

Employee

We achieved very strong employee commitment results, up 3% on our already strong 2007 outcome, measured through the annual Staff Perspectives Survey. All areas assessed in the survey showed an improvement on 2007 results. The results demonstrate that our employees are supportive and prepared for the challenges that lie ahead in implementing our strategy.

Sustainability

In 2008 Westpac demonstrated its strength in this area through its sustainable lending practices and disciplined approach to risk management. The Westpac Assist initiative, launched in November 2007, has played a critical role in helping customers proactively manage financial difficulties.

Our strong performance in this area is again demonstrated by Westpac’s result in the Dow Jones Sustainability Index. In the 2008 assessment we achieved our highest ever score, and our performance has been assessed as one of the leaders on a global basis.

(ii)     Company financial performance and LTI

The CEO and Senior Executives only receive value from their LTI awards under the CEO Performance Plan and Westpac Reward Plan if our TSR is equal to or better than the median of our peers.  TSR is based upon share price movement and dividends paid, as well as allowing for any cash distribution under a return of capital to shareholders of any entity in each TSR ranking group under the plan, and is measured over three to five year periods from the date of grant (with the base and measurement prices smoothed over three months).

The following table demonstrates our TSR, dividend, share price and cash earnings performance each year from 2004 to 2008.

	2004(1)		2005		2006		2007	2008
3-year TSR to 30 September	40.7%		48.8%		60.6%		85.7%	29.5%
Dividends per Westpac share	86 cents		100 cents		116 cents		131 cents	142 cents
Cash earnings per Westpac share	$1.39 (AGAAP	)	$1.55 (AGAAP	)	$1.67 (A-IFRS	)	$1.89	$1.98
			$1.52 (A-IFRS	)
Share price – high	$18.28		$21.40		$25.35		$28.69	$31.32
Share price – low	$15.00		$17.52		$20.14		$22.53	$18.36
Share price – close	$17.73		$21.10		$22.71		$28.50	$21.48

(1)   The closing Westpac share price for the 2003 year (30 September 2003) was $16.20.

Westpac’s 5-year TSR to 30 September 2008 is 75%.  For example, a $100 investment in Westpac five years ago would have returned $175 to the shareholder.

h)      Employment agreements

The remuneration and other terms of employment for the CEO and Senior Executives are formalised in their employment agreements.  Each of these employment agreements provide for the payment of fixed and performance-based remuneration, superannuation and other benefits such as death and disablement insurance cover.

The material terms of the employment agreements for the CEO and Senior Executives are summarised below:

Term	Who	Conditions
Duration of Contract	• CEO and Senior Executives	• On-going until notice given by either party

	• Bob McKinnon	• Three year fixed term contract

Notice to be provided by Senior Executive or Westpac to terminate the employment agreement	• CEO (after initial 12 months service), Ilana Atlas, Peter Clare (Westpac notice), Philip Coffey, Rob Coombe, Brad Cooper, Peter Hanlon and Rob Whitfield	• 12 months

	• Andrew Carriline, Bob McKinnon, Curt Zuber and Peter Clare if he provides notice	• Six months

	• Philip Chronican, Bruce McLachlan	• Three months

Termination payments to be made on termination without cause	• Ilana Atlas, Rob Coombe	• In the event of termination of employment without cause up to six months after change of control of Westpac, payment in lieu is based on 1.5 times fixed remuneration package.
	• CEO and all Senior Executives	• Deferred STI and LTI awards vest according to the applicable equity plan rules

Termination for cause	• CEO	• Immediately for misconduct. Three months notice for poor performance

	• Senior Executives	• Immediately for misconduct. Contractual notice period as above for poor performance

Post-employment restraints	• CEO and Senior Executives	• 12 month non-solicitation restraint

Certain individuals have provisions in their contracts for different terms due to grandfathered contractual benefits or individual circumstances.  These are set out below:

Executive	Description
Gail Kelly

Part year STI is payable, and unvested restricted shares vest on termination in all circumstances except for poor performance or misconduct.

Unvested LTI may vest on termination, except for reasons of poor performance or misconduct. The amount to vest is subject to meeting the performance hurdle and Board discretion except in the case of death, sickness, disability or in certain circumstances following a change of control.

Philip Chronican	Salary for defined benefit superannuation purposes includes any annual STI payments he may receive.

Brad Cooper

Provisions relating to relocation from Auckland to Sydney, including accommodation and housing payments, relocation payments, motor vehicle, car parking, additional travel between Australia and New Zealand and taxation services.

Bob McKinnon	Cash settled long term incentive based on role-specific three year objectives.

4.       Details of CEO and Senior Executive remuneration for 2008

a)      Executive remuneration details for the 2008 year

The remuneration we paid to the CEO and Senior Executives for the year ended 30 September 2008 is detailed in the following table:

	Short Term Benefits					Post Employment	Share-based Payment
	Notes	Fixed Remuneration(1)	Short Term Incentive (Cash)(2)	Non- monetary Benefits(3)	Other Short Term Benefits	Superannuation Benefits	Restricted Shares(4)	Equity- settled Performance Options(5)	Equity-settled Performance Share Rights(5)	Total(6)
		$	$	$	$	$	$	$	$	$
Gail Kelly		Gail Kelly’s Restricted Shares relate to her sign on arrangements.
2008		1,780,797	2,300,533	—	—	8,858	3,855,215	308,656	285,534	8,539,593

Ilana Atlas
2008		635,179	900,000	985	—	57,166	129,062	309,270	190,236	2,221,898
2007		632,755	985,500	985	—	56,730	—	311,667	371,823	2,359,460

Andrew Carriline		The full year’s 2007 remuneration is shown for Andrew Carriline, including remuneration for the period prior to his appointment as Acting Chief Risk Officer on 26 April 2007.
2008		664,523	675,000	787	—	33,102	71,699	107,836	71,724	1,624,671
2007		538,226	547,500	787	—	48,301	—	111,054	127,100	1,372,968

Philip Chronican
2008	7,8	1,104,215	2,500,000	836	—	615,240	247,020	760,983	452,189	5,680,483
2007	7	744,517	1,886,250	836	—	472,658	—	691,285	866,310	4,661,856

Peter Clare		Peter Clare started with Westpac on 27 March 2008. His fixed remuneration and STI relate to the part year.
2008		430,011	525,000	787	—	32,058	—	—	—	987,856

Philip Coffey
2008		828,683	1,875,000	787	—	74,581	169,825	452,133	281,508	3,682,517
2007		752,226	1,296,750	787	—	67,431	—	454,254	537,808	3,109,256

Rob Coombe
2008		749,229	975,000	—	—	47,622	245,943	371,155	237,583	2,626,532
2007		644,725	1,877,000	787	—	55,508	—	302,605	394,730	3,275,355

Brad Cooper		Brad Cooper started with Westpac on 2 April 2007. His 2007 fixed remuneration and STI relate to the part year.
2008		820,380	1,200,000	299,071	400,000	74,200	—	99,814	174,252	3,067,717
2007		403,670	952,000	652,103	220,000	35,634	—	—	72,843	2,336,250

Peter Hanlon		The full year’s 2007 remuneration is shown for Peter Hanlon including for the period prior to his appointment to the role of Group Executive, Business Financial Services, on 1 March 2007.
2008	7	712,292	975,000	836	—	149,224	98,608	226,576	112,454	2,274,990
2007	7	542,049	753,000	836	—	92,028	—	235,864	260,697	1,884,474

Bob McKinnon		Bob McKinnon started with Westpac on 18 August 2008, and did not receive a 2008 STI award.
2008		89,986	—	—	—	8,099	—	—	—	98,085

Bruce McLachlan

The full year’s remuneration is shown for Bruce McLachlan, who held the role of General Manager, Consumer Banking, Westpac New Zealand from 1 October 2007 until his appointment to the role of Acting CEO, New Zealand on 9 June 2008.

2008		382,875	450,000	—	—	64,911	—	77,515	170,755	1,146,056

Rob Whitfield
2008	8,9	614,781	2,600,000	787	—	55,330	128,670	323,574	219,176	3,942,318
2007		561,353	982,500	787	—	48,530	—	274,276	355,906	2,223,352

Curt Zuber
2008	7	458,153	5,520,800	1,789	—	79,573	357,328	214,033	116,891	6,748,567
2007	7	443,268	2,728,500	1,949	—	63,142	—	141,491	211,135	3,589,485

Former CEO and Executives
David Morgan
2008	7	632,452	793,333	946	—	—	—	1,955,537	2,901,827	6,284,095
2007	7	1,700,000	3,757,000	836	—	1,407,077	—	1,508,853	2,196,676	10,570,442

Michael Pratt
2008	10	363,161	—	—	1,800,000	—	204,194	557,703	434,693	3,359,751
2007		1,024,363	1,559,250	472,163	—	—	—	694,760	838,324	4,588,860

Diane Sias
2008	10	644,663	1,125,000	120,173	1,400,000	58,020	—	89,546	—	3,437,402
2007		40,138	—	99,511	—	3,100	—	—	—	142,749

(1)   Fixed remuneration is the total cost of salary and salary sacrificed benefits (including motor vehicles, parking, etc. and any associated fringe benefits tax).

(2)   STI figures reflect annual cash performance awards accrued but not yet paid in respect of the year ended 30 September 2008.

(3)   Non-monetary benefits are determined on the basis of the cost to Westpac (including associated fringe benefits tax, where applicable) and include annual health checks, relocation at Westpac’s instigation, living away from home expenses & allowances.

(4)   The value of restricted shares are amortised over the applicable vesting period, and the amount shown is the amortisation relating to the 2008 reporting year.  Restricted Shares for Senior Executives represents the deferred component of their 2007 STI received as Westpac ordinary shares under the RSP, restricted for two years.  For the CEO Restricted Shares represents ordinary shares received as part of her sign on arrangements.

(5)   Equity-settled remuneration is based on the amortisation over the vesting period (normally two or three years) of the ‘fair value’ at grant date of hurdled and unhurdled options and share rights that were granted during the four years ended 30 September 2008.  Details of grants in prior years have been disclosed in previous Annual Reports and the assumptions used in valuing securities granted in 2008 are summarised in the notes to the table in section 3(f)(iv).  For David Morgan, whose performance securities continue to be subject to performance hurdles until March 2010, all remaining amounts are shown, as service-based vesting conditions have ceased to apply.  Dr Morgan will only receive the full value of these securities if the applicable performance hurdles are met.

(6)   The percentage of the CEO’s and each Senior Executive’s 2008 remuneration delivered in the form of options or share rights was: Current executives: Gail Kelly 7%, Ilana Atlas 22%, Andrew Carriline 11%, Philip Chronican 21%, Peter Clare 0%, Philip Coffey 20%, Rob Coombe 23%, Brad Cooper 9%, Peter Hanlon 15%, Bob McKinnon 0%, Bruce McLachlan 22%, Rob Whitfield 14%, Curt Zuber 5%, and former executives: David Morgan 77% (see note 5), Michael Pratt 30%, Diane Sias 3%.

(7)   Superannuation benefits have been calculated consistent with AASB 119 Superannuation Guarantee obligations for 2008 for David Morgan were met prior to the reporting period.

(8)   The STI amounts for Philip Chronican and Rob Whitfield include certain one-off awards relating to specific performance requirements during 2008, which are not subject to any deferral requirements.

(9)   Rob Whitfield rejoined the executive team on 17 January 2008.

(10) The amounts under ‘Other short-term benefits’ for Diane Sias and Michael Pratt relate to payments made on termination of employment.

b)      Movement in equity-settled instruments during the year (number)

		Number	Number	Number
	Type of Equity Instrument	Granted(1)	Vested(2)	Exercised(3)
Current executives
Gail Kelly	CEO Performance options	364,431	—	—
	CEO Performance share rights	82,290	—	—
	Shares under the CEO Restricted Share Plan (sign-on)	277,639	—	n/a

Ilana Atlas	Performance options	76,691	225,254	—
	Performance share rights	—	87,240	—
	Shares under Restricted Share Plan	11,506	—	n/a

Andrew Carriline	Performance options	27,568	84,040	—
	Performance share rights	—	29,471	—
	Shares under Restricted Share Plan	6,392	—	n/a

Philip Chronican	Performance options	218,045	436,241	—
	Performance share rights	—	182,195	182,195
	Shares under Restricted Share Plan	22,022	—	n/a

Philip Coffey	Performance options	114,786	335,651	—
	Performance share rights	—	127,980	—
	Shares under Restricted Share Plan	15,140	—	n/a

Rob Coombe	Performance options	118,796	159,090	—
	Performance share rights	—	68,284	—
	Shares under Restricted Share Plan	21,926	—	n/a

Brad Cooper	Performance options	104,761	—	—

Peter Hanlon	Performance options	68,922	199,752	—
	Performance share rights	—	72,378	72,378
	Shares under Restricted Share Plan	8,791	—	n/a

Bruce McLachlan	Performance options	18,606	49,580	—
	Performance share rights	—	21,479	—
	Unhurdled share rights	3,397	—	—

Rob Whitfield	Performance options	93,984	156,232	—
	Performance share rights	—	66,357	24,658
	Shares under Restricted Share Plan	11,471	—	n/a

Curt Zuber	Performance options	90,726	52,439	—
	Performance share rights	—	49,479	49,479
	Shares under Restricted Share Plan	31,856	—	n/a

Former CEO and former executives
David Morgan	CEO Performance options	—	613,180	—
	CEO Performance share rights	—	187,480	187,480

Michael Pratt	Performance options	25,062	486,536	486,536
	Performance share rights	—	190,891	190,891
	Shares under Restricted Share Plan	18,204	18,204	n/a

Diane Sias	Performance options	93,984	24,696	—

(1)   Performance options, and performance share rights in the case of the CEO, granted during 2008 will be tested against a finance peer group.  Peer groups are outlined in section 8.

(2)   Performance options and performance share rights granted up to November 2005 that vested during 2008 were tested against a ranking group of the 50 largest companies listed on the ASX by market capitalisation at the commencement of the performance period (excluding Westpac, property and investment trusts and specified resources companies).  For performance options and performance share rights granted from December 2005 to December 2006, 50% of the award was assessed against a TSR ranking group of the top 10 of the largest 13 Australian banking and financial sector companies by market capitalisation at the time of grant (excluding Westpac).  The other 50% was assessed against a TSR ranking group of the 50 largest companies on the ASX by market capitalisation at the time of grant (excluding Westpac, specified resource companies and the financial sector ranking group).

(3)   Vested options and vested share rights can be exercised up to a maximum of 10 years from the date they are granted.  For each option or share right exercised during the year, the relevant executive received one fully paid Westpac ordinary share.  The exercise price for each share right exercised during the year was $nil.  Two tranches of options were exercised during the year with exercise prices of $16.34 and $18.98 respectively.

c)       Movement in equity instruments during the year (value)

				Value
		Value	Value	Forfeited
	Type of Equity Instrument	Granted(1)	Exercised(2)	or Lapsed(2)
Current executives
Gail Kelly	CEO Performance options	1,392,126	—	—
	CEO Performance share rights	1,287,839	—	—
	Shares under the CEO Restricted Share Plan (sign-on)	6,877,948	n/a	—

Ilana Atlas	Performance options	276,855	—	462,803
	Performance share rights	—	—	552,112
	Shares under Restricted Share Plan	327,586	n/a	—

Andrew Carriline	Performance options	99,520	—	147,479
	Performance share rights	—	—	172,446
	Shares under Restricted Share Plan	181,986	n/a	—

Philip Chronican	Performance options	787,142	—	885,826
	Performance share rights	—	4,584,026	1,145,632
	Shares under Restricted Share Plan	626,985	n/a	—

Philip Coffey	Performance options	414,377	—	731,101
	Performance share rights	—	—	819,630
	Shares under Restricted Share Plan	431,049	n/a	—

Rob Coombe	Performance options	428,854	—	263,205
	Performance share rights	—	—	399,654
	Shares under Restricted Share Plan	624,252	n/a	—

Brad Cooper	Performance options	378,187	—	—

Peter Hanlon	Performance options	248,808	—	385,476
	Performance share rights	—	1,469,975	448,259
	Shares under Restricted Share Plan	250,287	n/a	—

Bruce McLachlan	Performance options	67,168	—	110,958
	Performance share rights	—	—	141,436
	Unhurdled share rights	86,963	—	—

Rob Whitfield	Performance options	339,282	—	344,483
	Performance share rights	—	654,177	435,482
	Shares under Restricted Share Plan	326,589	n/a	—

Curt Zuber	Performance options	327,521	—	60,776
	Performance share rights	—	1,263,694	342,561
	Shares under Restricted Share Plan	906,967	n/a	—

Former CEO and former executives
David Morgan	CEO Performance options	—	—	442,203
	CEO Performance share rights	—	4,109,562	720,272

Michael Pratt	Performance options	90,474	3,944,178	3,171,327
	Performance share rights	—	5,018,918	2,483,058
	Shares under Restricted Share Plan	518,283	n/a	—

Diane Sias	Performance options	339,282	—	—

(1)   For options and share rights, the Value Granted represents the number of securities granted multiplied by the fair value per instrument set out in the table in section 3(f)(iv) above.  For restricted shares, the Value Granted represents the number of ordinary shares granted multiplied by the weighted average price of a Westpac ordinary share on the date the shares were granted.  These values, which represent the full value of the equity-based awards made to disclosed executives in 2008, do not reconcile with the amount shown in the other tables in section 4, which show amortised totals of LTI awards over their vesting period.

(2)   The value of each option or share right exercised or lapsed is calculated based on the weighted average price of Westpac shares on ASX on the date of exercise, less the relevant exercise price (if any).  Where the exercise price is greater than the weighted average price of Westpac shares, the value has been calculated as $nil.  The value of each restricted share forfeited is calculated as the number of shares forfeited multiplied by the weighted average price of a Westpac ordinary share on the date the shares were forfeited.

5.       Non-executive Director Remuneration

a)      Policy

The Board’s focus is on strategic direction, long-term corporate performance and the creation of shareholder value.  As a consequence, Non-executive Director fees are not directly related to Westpac’s short-term results and Non-executive Directors do not receive performance-based remuneration.  However, the Board undertakes ongoing self-assessment and review of its performance and of the performance of the Chairman, individual Directors and Board Committees as detailed in the Corporate Governance Statement on page 20.

b)      Non-executive Directors’ fee pool

Non-executive Directors’ fees are determined within an aggregate Non-executive Directors’ fee pool limit, which is periodically approved by our shareholders.  Shareholders last approved a pool of $3,000,000 at the 2006 Westpac Annual General Meeting.  For the 2008 year, $2,146,949 (72%) of the fee pool was utilised.  Approval for a revised annual fee pool limit of $4.5 million, conditional on the proposed merger with St.George, will be the subject of a shareholder resolution at the 2008 Westpac Annual General Meeting.

c)       Fee framework

The fee framework for Non-executive Directors recognises the remuneration strategy for Non-executive Directors.  Equally, the Board maintains that Non-executive Directors’ fee levels must not place an inappropriate burden on our finances.

In response to these pressures the Board periodically reviews the fee framework.  The most recent review was completed in May 2007.  At each review the Board considers the performance of Westpac and seeks the advice of independent remuneration consultants to ensure market alignment.

Under the current fee framework Non-executive Directors, including the Chairman, receive a single base fee.  Non-executive Directors, other than the Chairman, receive further fees for membership or chairmanship of a Board Committee (except the Nominations Committee).

The following table details fees payable:

Annual Rate
Base Fees
Chairman	$700,000
Non-executive Directors	$200,000

Committee Chairman Fees
Audit Committee Chairman	$50,000
Risk Management Committee Chairman	$50,000
Remuneration Committee Chairman	$45,000
Sustainability Committee Chairman	$40,000

Committee Membership Fees
Audit Committee member	$25,000
Risk Management Committee member	$25,000
Remuneration Committee member	$20,000
Sustainability Committee member	$20,000

In addition to their Directors’ fees, Ted Evans and Carolyn Hewson have frozen retiring allowances that accrued prior to 2005 and are indexed in line with average weekly earnings, with the indexed amount payable on retirement.

Throughout the reporting period, additional fees for three Non-executive Directors were payable for membership on boards of subsidiaries or related entities, which vary according to the position held, the size, level and nature of business activity and the time commitment required.  These fees are included in the table in section 6.

d)      Superannuation

We pay superannuation contributions to our Non-executive Directors of up to 9% of Non-executive Directors’ fees.  These superannuation contributions are capped at the maximum superannuation contributions base prescribed under Superannuation Guarantee legislation.  Employer superannuation contributions may be received in one of our staff superannuation funds or an eligible superannuation fund of their choice.

e)       Equity participation

Non-executive Directors do not receive options or share rights, although Australian-based Directors may elect each year to receive a percentage of their fees in Westpac ordinary shares acquired under the Deferral Share Plan.  Non-executive Directors have voluntarily agreed to build and maintain their individual holdings of Westpac ordinary shares to a level equal in value to 100% of their annual base fees to demonstrate their alignment with the long-term interests of shareholders.

6.                    Details of Non-executive Director remuneration for 2008

Details of the nature and amount of each element of the remuneration of our Non-executive Directors for the year ended 30 September 2008 are as follows:

		Short Term Employment Benefits	Post Employment
				Retiring Allowance		Total Retiring	Retiring
The Board the Non-executive Director Served On	Notes	Fees	Superannuation Guarantee	Accrued During the Year(1)	Total	Allowance Accrued	Allowance Paid
		$	$	$	$	$	$
2008
Ted Evans, Chairman
2008 Westpac Banking Corporation		700,000	13,244	16,259	729,503	420,998	—

Elizabeth Bryan
2008 Westpac Banking Corporation		270,000	13,244	—	283,244	—	—
2008 Westpac New Zealand Limited		51,066	—	n/a	51,066	—	—
Total 2008	2,3	321,066	13,244	—	334,310	—	—

Gordon Cairns
2008 Westpac Banking Corporation	2,3	295,000	13,244	—	308,244	—	—

David Crawford
2008 Westpac Banking Corporation	3	62,404	3,018	4,099	69,521	—	358,567

Carolyn Hewson
2008 Westpac Banking Corporation		295,000	13,244	11,268	319,512	291,816	—
2008 BT Investment Management		113,807	10,242	n/a	124,049	—	—
Total 2008	3	408,807	23,486	11,268	443,561	291,816	—

Lindsay Maxsted
2008 Westpac Banking Corporation	2,3	157,596	7,711	—	165,307	—	—

Peter Wilson
2008 Westpac Banking Corporation		290,000	13,244	—	303,244	—	—
2008 Westpac New Zealand Limited		88,309	—	n/a	88,309	—	—
Total 2008	2,3	378,309	13,244	—	391,553	—	—
Total 2008		2,323,182	87,191	31,626	2,441,999	712,814	358,567

2007
Ted Evans
2007 Westpac Banking Corporation		502,254	12,758	16,535	531,547	404,739	—
2007 Westpac New Zealand Limited		26,659	—	n/a	26,659	—	—
Total 2007		528,913	12,758	16,535	558,206	404,739	—

Elizabeth Bryan
2007 Westpac Banking Corporation		203,570	11,543	—	215,113	—	—
2007 Westpac New Zealand Limited		27,432	—	n/a	27,432	—	—
Total 2007	2,3	231,002	11,543	—	242,545	—	—

Gordon Cairns
Total 2007 Westpac Banking Corporation	2,3	231,845	12,758	—	244,603	—	—

David Crawford
Total 2007 Westpac Banking Corporation	3	239,372	12,758	14,482	266,612	354,468	—

Carolyn Hewson
2007 Westpac Banking Corporation		246,562	12,758	11,927	271,247	280,548	—
2007 BT Investment Management		4,231	—	n/a	4,231	—	—
Total 2007	3	250,793	12,758	11,927	275,478	280,548	—

Peter Wilson
2007 Westpac Banking Corporation		239,537	12,758	—	252,295	—	—
2007 Westpac New Zealand Limited		55,301	—	n/a	55,301	—	—
Total 2007	2,3	294,838	12,758	—	307,596	—	—
Total 2007		1,776,763	75,333	42,944	1,895,040	1,039,755	—

(1)

Retiring allowances are not included in calculations for the Non-executive Director fee pool. Retiring allowances were frozen for individual Non-executive Directors between December 2005 and February 2006. Accruals shown for 2007 and 2008 include indexation in line with average weekly earnings following the freezing of the retiring allowances.

(2)	Not entitled to retiring allowance.

(3)	Includes fees paid to Chairpersons and members of Board Committees.

7.                    Summary of Westpac employee equity plans

Westpac employee equity plans, including plans for employees other than the CEO and Senior Executives are summarised in this report.  The following table shows the section that describes each employee equity plan in this remuneration report:

Plan	Summarised in Section
CEO Restricted Share Plan	3(e)(iv)
CEO Performance Plan, and Westpac Reward Plan	3(f)(iii)
Restricted Share Plan	7(a)
Westpac Performance Plan	7(b)
Deferral Share Plan	7(c)
Employee Share Plan	7(d)

a)                   Restricted Share Plan

Key employees below Senior Executive level in Australia and the USA can receive awards each year under the Restricted Share Plan, including as the deferred portion of their STI award where required. (Awards to key employees outside Australia and the USA are made in the form of share rights under the Westpac Performance Plan.)

The awards are targeted at retaining key employees based on their assessed performance and potential, and are not subject to performance hurdles after they are awarded.  The awards vest over a vesting period of up to three years provided the employee remains employed by the Group, or earlier where the employee leaves Westpac due to their death, disability or retrenchment, or in the event of a change in control of Westpac.

Unvested awards are generally forfeited if an employee resigns from the Group within the restriction period.  Awards (whether vested or unvested) are also forfeited where an employee acts fraudulently or dishonestly or where an employee is in material breach of their obligations to Westpac, unless the Board determines otherwise.

b)                   Westpac Performance Plan

The Westpac Performance Plan is used for key employees based outside Australia and the USA, who in 2008 received unhurdled share rights restricted for two to three years in relation to long term incentive awards or the mandatory deferral of a portion of their short term incentive.  Unhurdled share rights vest after a set period of two to three years service with the Group, after which they can be exercised to receive the underlying fully paid ordinary shares.

Key employees in the USA continue to hold unhurdled options awarded in 2006.  These awards are restricted for three years from the date they were granted, and continue to run their course.  Since 2007, awards to USA-based employees have been made under the Restricted Share Plan.

Until December 2006 the Westpac Performance Plan was also used to provide awards of performance options and/or performance share rights to key employees.  Performance options and performance share rights vest after a period of two to five years, but only if the performance hurdle has been met.  The performance hurdle compares our TSR against the TSR of a defined ranking group of other companies.  An example of the TSR ranking group is shown in section 8.

Full vesting of performance options and performance share rights occurs at a performance test date when our relative TSR is at (or exceeds) the 75th percentile of the ranking group, scaling down to 50% vesting on a straight-line basis for median performance.  Below median performance, no vesting occurs.

Existing performance options and performance share rights under the Westpac Performance Plan continue to run their course.

Vested options and vested share rights can be exercised up to a maximum of 10 years from the date they are granted.

c)                    Deferral Share Plan

Under the Deferral Share Plan, employees based in Australia (including the CEO) have the opportunity to receive all or part of their available short term incentive (bonus) as Westpac ordinary shares.  Participants pay the current market price, including acquisition costs, at the time Westpac shares are purchased on their behalf by an independent plan company.

The shares must generally remain in the Deferral Share Plan for 12 months, but can remain for up to ten years.  Participants are entitled to receive any dividend or other distribution attaching to shares held under the Deferral Share Plan.  Participants are also entitled to exercise voting rights attaching to the shares.

Australian-based Directors and the CEO may elect each year to receive a percentage of their fees/salary in Westpac ordinary shares under the Deferral Share Plan.

d)                   Employee Share Plan

The ESP is provided for the general employee population to reward them for increasing shareholder value.  Under the Employee Share Plan, up to $1,000 of Westpac ordinary shares are allocated to eligible employees at no cost to them.  The number of shares employees receive (if any) depends on our corporate performance over the twelve months to 30 September and is subject to Board discretion.  For 2008 the Board exercised its discretion to award $500 of Westpac ordinary shares to eligible employees.  The shares are restricted for 3 years, except where the employee leaves Westpac.

Senior Executives are not eligible to participate in the ESP, nor are the CEO and Non-executive Directors.

e)                    Specialised reward plans

We provide reward plans for small, specialised parts of the business.  The payments under these plans are directly linked to profitable growth of the relevant part of the business and are each capped at an appropriate proportion of the value and/or profitability of the relevant part of the business.  These plans are designed to provide market-competitive remuneration for the relevant employees.  Westpac also has ‘grandfathered’ plans, under which no further awards are made, and performance or vesting periods have passed.  These vested securities continue to run their course.

8.                    Comparator companies used in our LTI performance hurdles

a)                   Chief Executive Officer Performance Plan (Gail Kelly)

The Chief Executive Officer Performance Plan peer group is comprised of the 13 largest retail banks and other financial services companies listed on the Australian Securities Exchange (ASX) with which Westpac competes for customers.  As at 30 September 2008 the most recently determined peer group consisted of: AMP Limited, ASX Limited, Australia and New Zealand Banking Group Limited, AXA Asia Pacific Holdings Limited, Babcock & Brown Limited, Bendigo Bank Limited, Commonwealth Bank of Australia, Insurance Australia Group Limited, Lend Lease Corporation Limited, Macquarie Group Limited, National Australia Bank Limited, St George Bank Limited, Suncorp-Metway Limited.  The TSR ranking group will be determined at the first performance test date and will consist of the top 10 remaining companies by market capitalisation in the peer group.

b)                   Chief Executive Securities Agreement 2003 (David Morgan)

The Chief Executive Securities Agreement 2003 ranking group comprises the largest 50 Australian listed companies at time of grant, excluding property trusts and specified resources companies.  As at 30 September 2008, the most recently determined ranking group consisted of Amcor Limited, AMP Limited, Ansell Limited, APN News & Media Limited, Aristocrat Leisure Limited, Australia and New Zealand Banking Group Limited, ASX Limited, AXA Asia Pacific Holdings Limited, Billabong International, Boral Limited, Coca-Cola Amatil Limited, Cochlear Limited, Commonwealth Bank of Australia, Computershare Limited, CSL Limited, CSR Limited, Fairfax (John) Holdings Limited, Foster’s Group Limited, Gunn’s Limited, Harvey Norman Holdings Limited, Henderson Group PLC, Insurance Australia Group Limited, James Hardie Industries NV, Lend Lease Corporation Limited, Lion Nathan Limited, Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Group Limited, Macquarie Infrastructure Group, National Australia Bank Limited, News Corporation, Orica Limited, Paperlinx Limited, Perpetual Limited, Qantas Airways Limited, QBE Insurance Group Limited, Resmed Inc, Sonic Healthcare Limited, St George Bank Limited, Suncorp-Metway Limited, Symbion Health Limited, Tabcorp Holdings Limited, Telecom Corporation of New Zealand Limited, Telstra Corporation Limited, Ten Network Holdings Limited, Toll Holdings Limited, Transurban Group, Wesfarmers Limited, West Australian Newspapers Holdings Limited, Woolworths Limited.

c)                    Westpac Reward Plan

The Westpac Reward Plan peer group is comprised of 13 selected Australian banking and financial sector companies.  As at 30 September 2008 the most recently determined peer group under the Westpac Reward Plan consisted of: AMP Limited, Australia and New Zealand Banking Group Limited, AXA Asia Pacific Holdings Limited, ASX Limited, Babcock & Brown Limited, Challenger Financial Services Group Limited, Commonwealth Bank of Australia, Insurance Australia Group Limited, Lend Lease Corporation Limited, Macquarie Group Limited, National Australia Bank Limited, St.George Bank Limited, Suncorp-Metway Limited.  The TSR ranking group will be determined at the first performance test date and will consist of the top 10 remaining companies by market capitalisation in the peer group.

d)                   Westpac Performance Plan

Financial ranking group

The top 10 of 13 selected Australian banking and financial sector companies, by market capitalisation, at the time of grant.  As at 30 September 2008, the most recently determined ranking group consisted of AMP Limited, Australia and New Zealand Banking Group Limited, AXA Asia Pacific Holdings Limited, Bendigo Bank Limited, Commonwealth Bank of Australia, Insurance Australia Group Limited, Macquarie Group Limited, National Australia Bank Limited, St George Bank Limited, and Suncorp-Metway Limited.

General ranking group

The largest 50 Australian listed companies at time of grant, excluding property trusts, specified resources companies and those in the financial peer group.  As at 30 September 2008, the most recently determined ranking group consisted of ABC Learning Centres Limited, AGL Energy Limited, Allco Finance Group Limted, Amcor Limited, Ansell Limited, Aristocrat Leisure Limited, ASX Limited, Babcock & Brown Limited, Babcock & Brown Infrastructure Group, Billabong International, Boral Limited, Brambles Industries Limited, Coca-Cola Amatil Limited, Cochlear Limited, Computershare Limited, CSL Limited, CSR Limited, Connecteast Group, Downer EDI Limited, Fairfax (John) Holdings Limited, Foster’s Group Limited, Goodman Fielder Limited, Harvey Norman Holdings Limited, Henderson Group PLC, James Hardie Industries NV, Leighton Holdings Limited, Lend Lease Corporation Limited, Lion Nathan Limited, Macquarie Airports, Macquarie Communications Infrastructure Group, Macquarie Infrastructure Group, Metcash Limited, Orica Limited, Paperlinx Limited, Perpetual Limited, Qantas Airways Limited, QBE Insurance Group Limited, Resmed Inc, Sigma Pharmaceuticals Ltd, Sonic Healthcare Limited, Tatts Group Limited, Tabcorp Holdings Limited, Telecom Corporation of New Zealand Limited, Telstra Corporation Limited, Toll Holdings Limited, Transurban Group, Wesfarmers Limited, West Australian Newspapers Holdings Limited, Woolworths Limited, United Group Limited.

9.       Auditor

a)                   Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is below.

Auditor’s Independence Declaration		PricewaterhouseCoopers

As lead auditor for the audit of Westpac Banking Corporation for the year ended 30 September 2008 I declare that to the best of my knowledge and belief, there have been:		ABN 52 780 433 757

a.	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and	Darling Park Tower 2 201 Sussex Street
GPO BOX 2650
b.	no contraventions of any applicable code of professional conduct in relation to the audit.	SYDNEY NSW 1171
DX 77 Sydney
This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the year.		Australia www.pwc.com/au
Telephone+61 2 8266 0000
Facsimile+61 2 8266 9999

I.L. Hammond Partner PricewaterhouseCoopers	Sydney, Australia 30 October 2008

b)                   Non-audit services

We may decide to engage PricewaterhouseCoopers on assignments additional to their statutory audit duties where their expertise or experience with Westpac or a controlled entity is important.

Details of the non-audit service amounts paid or payable to PricewaterhouseCoopers for non-audit services provided during the 2007 and 2008 financial years are set out in the table below.

	2008	2007
	$’000	$’000
Remuneration for audit related services	1,406	1,885
Remuneration for taxation services	150	167
Remuneration for other services	807	559
Total remuneration for non-audit services (including goods and services tax)	2,363	2,611

Our external auditor, PricewaterhouseCoopers, also provides audit and non-audit services to non-consolidated entities including non-consolidated securitisation vehicles sponsored by the Group, non-consolidated trusts of which a Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds.  The fees in respect of these services were approximately $5.6 million in total (2007 $4.9 million).  PricewaterhouseCoopers may also provide audit and non-audit services to other entities in which we hold a minority interest and which are not consolidated.  We are not aware of the amount of any fees paid by those entities.

We have a policy on engaging PricewaterhouseCoopers, details of which are set out in the Corporate governance section, including the subsection headed Principle 4 – Safeguard integrity of financial reporting, which forms part of this report.

The Board has considered the position and, in accordance with the advice received from the Audit Committee, is satisfied that the provisions of the non-audit services during 2008 by PricewaterhouseCoopers is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.  The Directors are satisfied that the provision of non-audit services by PricewaterhouseCoopers, as set out above, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•                  all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor; and

•                  none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accounts.

10.    Responsibility Statement

The Directors of Westpac Banking Corporation confirm to the best of their knowledge:

•                  the consolidated financial statements, which have been prepared in accordance with the accounting policies described in Note 1 to the financial statements, being in accordance with A-IFRS, give a true and fair view of the assets, liabilities, financial position and profit and loss of the Group; and

•                  the annual report from the section entitled ‘Information on Westpac’ to and including the section entitled ‘Additional financial information’ includes a fair review of the information required by the Disclosure and Transparency Rules 4.1.8R to 4.1.11R of the United Kingdom Financial Services Authority.

Signed in accordance with a resolution of the Board.

Ted Evans AC Chairman 30 October 2008	Gail Kelly Managing Director & Chief Executive Officer 30 October 2008

Directors and Group Executives

Directors

Our business is managed under the direction of the Board of Directors.  Our constitution requires no more than 15 Non-executive Directors.  In addition, up to three members of the Board may be Executive Directors.  At 30 September 2008, the Directors are:

Name of Director	Year Appointed	Expiry of Current Term in Office
Ted Evans (Chairman)(1),(2),(3),(4),(6)	2001	2010

Gail Kelly (Managing Director and CEO)(5),(7)	2008	2011

Elizabeth Bryan(1),(2),(5)	2006	2009

Gordon Cairns(1),(2),(3),(4)	2004	2010

Carolyn Hewson(1),(2),(3),(4)	2003	2009

Lindsay Maxsted(1),(2),(3)	2008	2011

Peter Wilson(1),(2),(3),(5)	2003	2009

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

(5)

Member of the Sustainability Committee, which oversees and drives our commitment to operate our businesses ethically, responsibly and sustainably consistent with the evolving community expectations. The Committee reviews our social, environmental and ethical impacts, both direct and indirect. It also oversees initiatives to enhance our sustainability, sets standards for sustainability policies and practices and monitors compliance, monitors and oversees our reputational risks and reviews and approves the independent assurance of our systems and non-financial reporting including the annual Stakeholder Impact Report.

(6)	Appointed as Chairman on 1 April 2007.

(7)	Appointed as Managing Director and CEO on1 February 2008.

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

Changes in Board of Directors

•                  David Morgan retired as Managing Director and CEO, effective 31 January 2008.

•                  Gail Kelly was appointed as Managing Director and CEO, effective 1 February 2008.

•                  David Crawford retired as a Non-executive Director, effective 13 December 2007.

•                  Lindsay Maxsted was appointed as a Non-executive Director, effective 1 March 2008.

Group Executives

As at 30 September 2008 our Group Executives were:

Name of Group Executive	Position	Year Joined Group	Year Appointed to Position
Gail Kelly	Managing Director and CEO	2008	2008

Ilana Atlas	Group Executive, People and Performance	2000	2002

Andrew Carriline	Acting Chief Risk Officer	1996	2007

Philip Chronican	Group Executive, Westpac Institutional Bank	1982	2005

Peter Clare	Group Executive, Product and Operations	2008	2008

Philip Coffey	Chief Financial Officer	1996	2005

Rob Coombe	Chief Executive Officer, BT Financial Group	2002	2005

Brad Cooper	Group Chief Transformation Officer	2007	2008

Peter Hanlon	Group Executive, Retail & Business Banking	1995	2008

Bob McKinnon	Group Executive, Technology	2008	2008

Bruce McLachlan	Acting Chief Executive Officer, Westpac New Zealand Limited	2000	2008

Rob Whitfield	Group Executive	1986	2008

There are no family relationships between or among any of our Directors or Group Executives.

Gail Kelly Dip. ED, BA, MBA, Doctor of Bus. Age 51
Managing Director and CEO

Gail commenced as Managing Director and CEO in February 2008.  Immediately prior to this she served as Chief Executive Officer and Managing Director of St.George for five and a half years.  Between October 1997 and December 2001, Mrs Kelly was employed at the Commonwealth Bank; firstly as General Manager, Strategic Marketing, and later as Head of Customer Service and a member of the bank’s Executive Committee.  Mrs Kelly began her career at Nedcor Bank, one of the largest banks in South Africa, where she held various General Manager positions, including human resources, cards and personal banking.

Ilana Atlas BJur (Hons.), LLB (Hons.), LLM. Age 54
Group Executive People and Performance

Ilana was appointed Group Executive, People & Performance in 2003.  She is responsible for human resources strategy and management including reward and recognition, learning and development, careers and talent, employee relations and employee policy.  She is also responsible for corporate affairs and sustainability including internal and external communications and Westpac’s strategy in relation to sustainability.  Ilana joined Westpac in 2000 as Group Secretary & General Counsel.  Prior to joining Westpac she was a partner at Mallesons Stephen Jaques for 15 years.  She practised as a corporate lawyer and held a number of managerial roles in the firm including Managing Partner and Executive Partner, People & Information.

Andrew Carriline BCom LLB. Age 48
Acting Chief Risk Officer

Andrew assumed his current responsibilities, which include Group Risk, Group Operational Risk and Compliance, Group Secretariat and General Counsel, in 2007.  After joining Westpac in 1996, Andrew played a key role in Westpac’s extensive outsourcing and Mergers and Acquisitions agenda, including the sale of AGC and acquisition of BT and Rothschild Australia Asset Management.  Since 2002, Andrew has had a number of senior roles in risk and sourcing areas of Westpac.  Prior to joining Westpac, Andrew practised law firstly in the public sector at the Commonwealth Attorney-General’s Department and then in private practice at Freehills.

Phil Chronican BCom(Hons), MBA, SF Fin. Age 52
Group Executive, Westpac Institutional Bank

Phil was appointed Group Executive, Westpac Institutional Bank in December 2005, responsible for Westpac’s relationships with corporate, institutional and government clients in Australia and worldwide, as well as the business areas of financial markets, debt capital markets, specialised capital, equities, structured investments, treasury execution and transactional banking.  In addition, Phil has geographic responsibility for Westpac’s Asian and Pacific Island businesses.  Phil has held a broad variety of positions in both Australia and New Zealand since 1982.  His previous roles include business group Chief Financial Officer (CFO) roles in both retail and institutional banking, Deputy CFO and then Group CFO from February 2001.

Peter Clare BCom, MBA. Age 45
Group Executive, Product and Operations

Peter was appointed Group Executive, Product and Operations in July 2008, with responsibility for all consumer and business product development, management and operations.  Peter joined Westpac as Group Executive, Consumer Financial Services in March 2008, with responsibility for sales, service, third party consumer product relationships and product development for our consumer customers across Australia.  Prior to joining Westpac, Peter was Group Executive, Group Technology and Operations at St.George Bank Limited following over five years as Group Executive, Strategy with St.George Bank Limited.  Prior to that Peter worked for the Commonwealth Bank of Australia between 1997 and 2002 in a range of senior roles, covering strategy, merger programs, operations and performance improvement.  He has also worked in management consultancy and chartered accountancy roles.

Phil Coffey BEc (Hons.). Age 49
Chief Financial Officer

Phil was appointed Chief Financial Officer of the Westpac Group in December 2005.  Phil began his career in the financial markets with the Reserve Bank of Australia before moving to Citibank where he worked in the United Kingdom, New Zealand and Australia.  Phil joined Westpac in March 1996 and was appointed Group Executive for the Institutional Bank in 2002.  As CFO, Phil has responsibility for finance, tax, group treasury policy and investor relations.  Phil has an honours degree in Economics and has completed the Executive Program at Stanford University Business School.

Rob Coombe LLB (Hons.), Age 45
Chief Executive Officer, BT Financial Group

Rob joined Westpac with the acquisition of the BT Financial Group in 2002 and has over 24 years experience in banking, finance and wealth management.  Rob was appointed to his current role in January 2005.  He started with BT in 1991 and has held a number of positions, including Senior Legal Counsel, Head of BT’s International Funds Management and CEO of BT’s Funds Management business in Malaysia.  Rob is actively involved in industry issues and is a Director of the Investment and Financial Services Association Limited and The Australian Indigenous Education Foundation.

Brad Cooper DipBM, MBA, FAIM. Age 46
Group Chief Transformation Officer

Brad was appointed Group Chief Transformation Officer in June 2008, to lead the merger implementation planning and integration.  Brad was Chief Executive and Group Executive, Westpac New Zealand from April 2007 until this appointment.  Prior to joining Westpac, Brad was Chairman of GE Capital Bank and Chief Executive Officer of GE Consumer Finance UK & Ireland.  He drove GE’s UK Six Sigma program and was certified as a Quality Leader (Black Belt) in December 2002.  He was promoted to Chief Executive Officer of GE Consumer Finance UK in January 2003 and appointed Chairman of GE Capital Bank in April 2004.

Peter Hanlon BA (Comms), CTech (Aero Eng), AMP (Harvard). Age 53
Group Executive, Retail and Business Banking

Peter was appointed Group Executive, Retail and Business Banking in July 2008, with responsibility for the sales and service interactions for all consumers, small-to-medium enterprises and commercial customers in Australia.  Prior to this position, he was Group Executive, Business Financial Services, responsible for business banking sales, relationship management, customer service, and product and risk management in Australia.  Peter has held several other senior roles in Westpac, including General Manager roles in marketing, branch banking and consumer credit.  Peter joined Westpac in 1995 from BankSA where he was the Chief Manager, Branch Sales and Service and Head of Strategic Marketing.  Prior to his banking career, Peter served in The Royal Australian Air Force.

Bob McKinnon BCom, ACA, MAICD. Age 55
Group Executive, Technology

Bob joined Westpac as Group Executive, Technology in August 2008.  Over a 36 year career, Bob has held a variety of senior executive and board roles in finance, technology and general management across the financial services and property industries.  Until March 2008 he was Joint Managing Director and Chief Financial Officer of Brookfield Multiplex Group.  Previously he was Group Executive, Technology and Chief Information Officer of Commonwealth Bank of Australia from 2000 to 2006 and prior to that Chief Executive of State Street Australia, Chief Financial Officer and Chief General Manager of MLC Group and Chief Financial Officer of Lend Lease Corporation.  He is also currently a non-executive director of Alesco Corporation.

Bruce McLachlan BCA. Age 45
Acting Chief Executive Officer, Westpac New Zealand

Bruce was appointed Acting CEO New Zealand in June 2008.  He was formerly General Manager, Consumer Banking New Zealand, from November 2007.  Prior to that appointment, he held the role of General Manager, Business Banking for a period of five years.  Bruce joined Westpac in 2000 as a project manager, moving into the role of Head of Private and Priority Banking in November 2000.  Prior to Westpac, Bruce gained experience with the National Australia Bank in Melbourne, BNZ Finance and the Reserve Bank of New Zealand.

Rob Whitfield BCom, GradDipBanking, GradDipFin, AMP (Harvard). Age 43
Group Executive

Rob joined Westpac as a graduate in 1986, where he gained broad experience across most financial market products.  Rob joined Group Treasury in 1993 and was appointed Group Treasurer in 2000.  Rob became Chief Risk Officer in 2004 and joined the executive team in December 2005.  From April 2007 Rob undertook advisory work for Westpac’s Chief Executive in a part time capacity and recommenced a full time Group Executive role in January 2008 with responsibility for the oversight of the proposed merger with St.George Bank Limited.

Section 2

Four year summary

Financial review

Four year summary(1)

(in $millions unless otherwise indicated)	2008	2007	2006	2005
Income statement year ended 30 September(2)
Net interest income	7,222	6,313	5,642	5,259
Non-interest income	4,198	3,860	3,575	3,454
Net operating income before operating expenses and impairment charges	11,420	10,173	9,217	8,713
Operating expenses	(5,270)	(4,543)	(4,295)	(4,159)
Impairment charges	(931)	(482)	(375)	(382)
Profit from ordinary activities before income tax expense	5,219	5,148	4,547	4,172
Income tax expense	(1,287)	(1,630)	(1,422)	(1,223)
Net profit attributable to minority interests	(73)	(67)	(54)	(251)
Net profit attributable to equity holders	3,859	3,451	3,071	2,698
Balance sheet at 30 September(2)
Loans	313,545	275,377	236,380	203,150
Other assets	126,003	102,276	65,094	63,113
Total assets	439,548	377,653	301,474	266,263
Deposits	233,730	202,054	169,637	149,252
Debt issues and acceptances	100,369	87,126	66,080	48,754
Loan capital	8,718	7,704	5,957	4,214
Other liabilities	76,959	62,938	43,702	47,150
Total liabilities	419,776	359,822	285,376	249,370

Shareholders’ equity and minority interest	19,772	17,831	16,098	16,893

Key Financial Ratios
Shareholder value
Dividends per ordinary share (cents)	142	131	116	100
Dividend payout ratio (%)	68.9	70.1	69.4	67.2
Return on average ordinary equity (%)	23.1	23.5	23.0	21.7
Earnings per share (cents)	206.0	186.9	167.2	148.9
Net tangible assets per ordinary share ($)(3)	7.87	6.96	6.12	5.69
Share price ($):
High	31.32	28.69	25.35	21.40
Low	18.36	22.53	21.31	17.52
Close	21.48	28.50	22.71	21.10

Business Performance
Operating expenses to operating income ratio (%)	46.1	44.7	46.6	47.7
Net interest margin	2.07	2.19	2.29	2.45
Productivity ratio(4)	4.09	4.01	4.01	4.00

Capital adequacy
Total equity to total assets (%)	4.5	4.7	5.4	6.3
Total equity to total average assets (%)	4.9	5.4	5.7	6.6
Tier 1 ratio (%)	7.8	6.5	6.9	7.2
Total capital ratio (%)	10.8	9.5	9.6	9.7

Credit Quality
Net impaired assets to equity and collectively assessed provisions (%)	3.0	1.4	1.5	1.9
Total provisions(5) to gross loans and acceptances (basis points)	69.0	61.6	63.0	84.0

Other information
Points of bank representation (number at financial year end)	1,089	1,073	1,068	1,060
Core full time equivalent staff (number at financial year end)(6)	26,717	25,903	25,363	25,583

(1)	This four year summary is prepared in accordance with A-IFRS. See also ‘Additional Financial Information’ below.
(2)	The above balance sheet and income statement extracts are derived from the consolidated financial statements included in this report.
(3)	After deducting preference equity and goodwill and other intangible assets.
(4)	Net operating income before operating expenses and impairment charges/salaries and other staff expenses (net of restructuring expenses).
(5)

Includes the Australian Prudential Regulation Authority required capital deduction of $128 million (pre-tax) above A-IFRS provisioning levels at 30 September 2007, which forms part of the APRA termed General Reserve for Credit Losses.

(6)	Core full-time equivalent staff includes overtime and pro-rata part time staff. It excludes staff on unpaid absences (e.g. maternity leave), temporary and contract staff.

Key information

Selected consolidated financial and operating data

We have derived the following selected financial information as of, and for the financial years ended, 30 September 2008, 2007, 2006 and 2005 from our audited consolidated financial statements and related notes which have been prepared in accordance with A-IFRS and International Financial Reporting Standards (IFRS) as issued by IASB.

This information should be read together with ‘Operating and financial review and prospects’, our audited consolidated financial statements and the accompanying notes included elsewhere in this Annual Report.

We adopted the requirements of A-IFRS for the first time in preparing financial statements for the year ended 30 September 2006.  In accordance with A-IFRS, we have restated the financial statements for our financial year ended 30 September 2005.  Transitional provisions permitted financial instruments and insurance related assets and liabilities to be accounted for in accordance with AGAAP in 2005 and A-IFRS in 2006.  Previously published financial statements for our financial year ended 30 September 2005, as well as all prior financial periods, were prepared in accordance with AGAAP.  A-IFRS differs in certain material respects from AGAAP and, accordingly, financial statements for our financial years ended 30 September 2008, 2007, 2006 and 2005 prepared in accordance with A-IFRS are not comparable to the financial statements for 2005 and prior years prepared in accordance with AGAAP.

We have included in a separate section of this Annual Report (under the heading ‘Additional financial information’) selected consolidated financial and operating data as of and for the financial years ended 30 September 2005 and 2004 derived from our previously published financial statements prepared in accordance with AGAAP.  We have displayed this data separately because this data is not comparable to data derived from financial statements prepared in accordance with A-IFRS.

We have also included in the ‘Additional financial information’ section loans and provisions for bad and doubtful debts by industry classifications for the financial years ended 30 September 2007 and 2006 on the basis of presentation used in the 30 September 2007 Annual Report.  We have displayed this separately because it is not directly comparable to the current year’s presentation.  In the 2008 financial statements we have modified the presentation of loans and provisions for bad and doubtful debts by industry to align external reporting with the basis of presentation for internal reporting.  We restated the presentation for the year ended 30 September 2007, but it was impractical to restate the disclosure for the financial year ended 30 September 2006.

Financial review

Consolidated income statement

	Year Ended 30 September
(in $millions unless otherwise indicated)	2008	2008	2007	2006	2005
	US$(1)	A$	A$	A$	A$
Amounts in accordance with A-IFRS
Interest income	22,986	29,081	22,075	18,091	15,544
Interest expense	(17,277)	(21,859)	(15,762)	(12,449)	(10,285)
Net interest income	5,709	7,222	6,313	5,642	5,259
Non-interest income	3,318	4,198	3,860	3,575	3,454
Net operating income before operating expenses and impairment charges	9,027	11,420	10,173	9,217	8,713
Operating expenses	(4,165)	(5,270)	(4,543)	(4,295)	(4,159)
Impairment charges	(736)	(931)	(482)	(375)	(382)
Profit before income tax	4,126	5,219	5,148	4,547	4,172
Income tax expense	(1,017)	(1,287)	(1,630)	(1,422)	(1,223)
Net profit for the year	3,109	3,932	3,518	3,125	2,949
Net profit attributable to minority interests	(58)	(73)	(67)	(54)	(251)
Net profit attributable to equity holders of Westpac Banking Corporation	3,051	3,859	3,451	3,071	2,698
Weighted average number of ordinary shares (millions)(2)	1,871	1,871	1,837	1,842	1,851
Basic earnings per ordinary share (cents)(2)	162.8	206.0	186.9	167.2	148.9
Dividends per ordinary share (cents)	112	142	131	116	100
Dividend payout ratio (%)(3)	68.9	68.9	70.1	69.4	67.2

Refer to page 72 for footnote explanations.

Selected consolidated balance sheet data

	Year Ended 30 September
	2008	2008	2007	2006	2005
	US$m(1)	A$m	A$m	A$m	A$m
Amounts in accordance with A-IFRS Year end balances
Cash and balances with central banks	3,801	4,809	2,243	3,132	2,853
Due from other financial institutions	16,871	21,345	28,379	12,211	14,355
Trading securities, other financial assets and available-for-sale (2005: Investment securities)	34,536	43,694	24,505	17,811	14,464
Loans	247,826	313,545	275,377	236,380	198,286
Acceptances of customers(4)					4,864
Due to other financial institutions	12,537	15,861	9,133	12,051	10,654
Deposits	184,740	233,730	202,054	169,637	149,252
Trading liabilities and other financial liabilities designated at fair value	13,191	16,689	8,223	2,893	3,154
Total assets	347,419	439,548	377,653	301,474	266,263
Total liabilities excluding loan capital	324,900	411,058	352,118	277,523	245,156
Total loan capital(5)	6,891	8,718	7,704	5,957	4,214
Total liabilities	331,791	419,776	359,822	285,376	249,370
Net assets	15,628	19,772	17,831	16,098	16,893
Total equity attributable to equity holders of Westpac Banking Corporation(6),(7)	14,107	17,848	15,919	14,186	13,561
Minority interests	1,521	1,924	1,912	1,912	3,332
Average balances
Total assets	317,320	401,468	332,512	283,663	256,690
Loans and other receivables	232,909	294,672	257,896	220,407	193,462
Acceptances of customers(4)					5,235
Shareholders’ equity(6),(7)	13,199	16,699	14,708	13,369	12,651
Minority interests	1,516	1,918	1,911	1,473	3,507

Refer to page 72 for footnote explanations.

Summary of consolidated ratios

	Year Ended 30 September
(in $millions unless otherwise indicated)	2008	2008	2007	2006	2005
	US$(1)	A$	A$	A$	A$
Ratios in accordance with A-IFRS
Profitability ratios (%)
Net interest margin(8)	2.07	2.07	2.19	2.29	2.45
Return on average assets(9)	0.96	0.96	1.04	1.08	1.05
Return on average ordinary equity(10)	23.1	23.1	23.5	23.0	21.7
Return on average total equity(11)	20.7	20.7	20.8	20.7	16.7
Capital ratio (%)
Average total equity to average total assets	4.6	4.6	5.0	5.2	6.3
Total capital ratio(13)	10.8	10.8	9.5	9.6	9.7
Earnings ratios
Basic earnings per ordinary share (cents)(2)	162.8	206.0	186.9	167.2	148.9
Fully diluted earnings per ordinary share (cents)(12)	158.2	200.1	185.3	165.7	147.2
Dividends per ordinary share (cents)	112	142	131	116	100
Dividend payout ratio (%)(3)	68.9	68.9	70.1	69.4	67.2
Credit quality ratios
Impairment charges written off (net of recoveries)	347	439	349	270	331
Impairment charges written off (net of recoveries) to average loans (%)	0.15	0.15	0.14	0.12	0.16

(1)

Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.7904, the Noon Buying Rate in New York on 30 September 2008. Amounts or ratios are in accordance with this conversion rate.

(2)	Based on the weighted average number of fully paid ordinary shares outstanding, including nil New Zealand Class shares in 2008 (2007 nil, 2006 nil, 2005 41 million).
(3)	Calculated by dividing the dividends per ordinary share by the basic earnings per ordinary share.
(4)	Acceptances of customers are included in loans in 2008, 2007 and 2006.
(5)

This includes Westpac Stapled Preferred Securities (SPS) and 2004 Trust Preferred Securities (2004 TPS) in 2008, 2004 TPS and Fixed Interest Resettable Securities (FIRsTS) in 2007 and 2006. In 2005 the instruments on issue were classified as minority interests.

(6)	Includes New Zealand Class shares in 2005. Excludes minority interests.
(7)	New Zealand Class shares were on issue until 11 July 2005, when they were fully exchanged for ordinary shares.
(8)	Calculated by dividing net interest income (including tax equivalent gross up) by average interest earning assets.
(9)	Calculated by dividing net profit attributable to our equity holders by average total assets.
(10)	Calculated by dividing net profit attributable to our equity holders adjusted for distributions on New Zealand Class shares by average ordinary equity.
(11)	Calculated by dividing net profit attributable to our equity holders by average ordinary equity and minority interests.
(12)

Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

(13)	For details on the calculations of this ratio please refer to Note 31.
(14)

The leverage ratio has been calculated in accordance with guidelines promulgated by the US Federal Reserve System. The ratio is calculated by dividing tier 1 capital by total average assets for leverage capital purposes in accordance with US GAAP.

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

Risks relating to our business

Adverse credit and capital market conditions may significantly affect our ability to meet liquidity needs, adversely affect our access to international capital markets and increase our cost of funding

Global credit and capital markets have experienced extreme volatility, disruption and decreased liquidity for more than 12 months, reaching unprecedented levels of disruption in September and October 2008. We rely on credit and capital markets for funding our business.  As of 30 September 2008, we obtained approximately 48% of our funding from wholesale domestic and international markets.  We recently experienced higher funding costs and accessing wholesale markets, particularly in relation to longer-term securities, was more difficult as a result of the current adverse global capital market conditions.  Continued instability in these market conditions may limit our ability to replace, in a timely manner, maturing liabilities and access the capital necessary to fund and grow our business.

In the event that our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit capacity.  The cost of these alternatives may be more expensive or on unfavourable terms, which could adversely affect our results of operations, liquidity, capital resources and financial condition.

If Westpac is unable to source appropriate funding, we may be forced to reduce our lending or begin to sell liquid securities.  There is no assurance that we can obtain favourable prices on some or all of the securities we offer for sale.  The credit and capital market conditions could limit our ability to refinance maturing liabilities.  Such actions could adversely impact our business, results of operations, liquidity, capital resources and financial condition.

For a more detailed description of liquidity risk, refer to the section ‘Liquidity and funding’.

Declining asset markets could adversely affect our operations or profitability

A continuation of the recent declines in global asset markets, including equity, property and other asset markets could impact our operations and profitability.

Declining asset prices impact our wealth management business and other asset holdings.  In relation to our wealth management business, our earnings are in part dependant on asset values, such as the value of securities held, and a decline in asset prices could negatively impact the business viability of the division.  Declining asset prices could also impact customers and the security we hold against loans which may impact our returns if customers were to default.

Our business is substantially dependent on the Australian and New Zealand economies and we can give no assurance as to the likely future state of such economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require.  In particular, lending is dependent on customer and investor confidence, the state of the economy, the home lending market and prevailing market interest rates in the countries in which we operate.

We currently conduct most of our business in Australia and New Zealand.  Consequently, our performance is influenced by the level and cyclical nature of business and home lending activity in these countries.  These factors are in turn impacted by both domestic and international economic and political events. Recent dislocation in capital markets has impacted global economic activity including the economies of Australia and New Zealand.  This disruption has already led to a decrease in credit growth and a reduction in consumer and business confidence.  A material downturn in the Australian and New Zealand economies could adversely impact our results of operations, liquidity, capital resources and financial condition. The economic conditions of other regions in which we conduct operations can also affect our future performance and have shown signs of deterioration.

An increase in defaults under our loan portfolio could adversely affect our results of operations, liquidity, capital resources and financial condition

Credit risk is a significant risk and arises primarily from our lending activities. The risk arises from the likelihood that a customer is unable to honour their obligations to us, including the repayment of loans and interest. Credit exposures also include our dealings with, and holdings of, debt securities issued by other banks and financial institutions whose conditions may be impacted to varying degrees by continuing turmoil in the global financial markets.

We hold collective and individually assessed provisions for impairment charges. If the current global financial markets turmoil and the economic downturn severely deteriorate, some customers could experience higher levels of financial stress and we may incur increased defaults and write-offs, and be required to increase our level of provisioning.  Such actions could diminish available capital and could aversely affect our results of operations, liquidity, capital resources and financial condition.

For a discussion on our risk management procedures, including the management of credit risk, refer to the section ‘Risk management’.

There can be no assurance that actions of the Australian, New Zealand, United States and other foreign governments and other governmental and regulatory bodies to stabilise financial markets will achieve the intended effect

In response to the recent financial crises affecting the banking system and financial markets generally and deteriorating global financial conditions, on 12 October 2008, the Australian government announced that it will guarantee deposits and certain wholesale term funding of eligible Australian financial institutions. Similar stabilising actions have been announced by governments and regulatory bodies in New Zealand, the United States, United Kingdom, Europe and other jurisdictions. Refer to ‘Significant developments – Australian and New Zealand Guarantee Schemes’.

The proposed Australian government guarantee of deposits and wholesale term funding has yet to be fully implemented and it is not possible to determine the extent to which the guarantee will apply to existing or future wholesale term funding issued by us.  Similarly, the stabilisation packages announced by governments and regulators in New Zealand, the United States, United Kingdom, Europe and other jurisdictions are in many cases equally uncertain. There can be no assurance as to what impact such regulatory actions will have on financial markets, consumer and investor confidence, or the extreme levels of volatility currently being experienced. Further declines in consumer and investor confidence and continued uncertainty and volatility could materially adversely affect our business, financial condition and results of operations.

We face intense competition in all aspects of our business

We compete, both domestically and internationally, with asset managers, retail and commercial banks, investment banking firms, brokerage firms, and other investment service firms.  In addition, the trend toward consolidation in the global financial services industry is creating competitors with broader ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power.  In recent years, competition has also increased as large insurance and banking industry participants have sought to establish themselves in markets that are perceived to offer higher growth potential and as local institutions have become more sophisticated and competitive and have sought alliances, mergers or strategic relationships.  We expect these trends to continue.  If we are unable to compete effectively in our various businesses and markets, our business, results of operations and financial condition may be adversely affected.  For more detail on how we address competitive pressures refer to the section ‘Competition’.

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our overall financial position.  In our financial markets trading business, we are exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates and commodity and equity prices.  The recent levels of market volatility increased our estimated earnings at risk as measured by Value at Risk (VaR). If we were to suffer substantial losses due to any such market volatility, including the volatility brought about by the current global credit crisis, it would adversely affect our results of operations, liquidity, capital resources and financial condition.

For a discussion of our risk management procedures, including the management of market risk, refer to the section ‘Risk management’.

We could suffer losses due to operational risks

As a financial services organisation we are exposed to a variety of other risks including those resulting from process error, fraud, system failure, security and physical protection, customer services, staff skills and performance and product development and maintenance.  Operational risks can directly impact our reputation and result in financial losses which could adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, including the management of operational risk, refer to the section ‘Risk management’.

Our businesses are highly regulated and we could be adversely affected by changes in regulations and regulatory policy

Compliance risk arises from the regulatory standards that apply to us as an institution.  All of our businesses are highly regulated in the jurisdictions in which we do business.  We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including changes to accounting standards – refer to sections ‘Accounting standards’ and ‘Critical accounting estimates’) and industry codes of practice, as well as meeting our ethical standards.  The nature and impact of future changes in such policies are not predictable and are beyond our control.  It is likely that the recent global financial crisis will lead to changes in regulation in most markets in which we operate, particularly for financial companies. Changes in regulations or regulatory policy could adversely affect one or more of our businesses and could require us to incur substantial costs to comply.  The failure to comply with applicable regulations could result in fines and penalties or limitations on our ability to do business.  These costs, expenses and limitations could have a material adverse affect on our business, financial performance or financial condition.

Reputational damage could harm our business and prospects

Various issues may give rise to reputational risk and cause harm to our business and our prospects.  These issues include appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money laundering laws, trade sanctions legislation, privacy laws, information security policies, sales and trading practices and conduct by companies in which we hold strategic investments.  Failure to address these issues appropriately could also give rise to additional legal risk, subject us to regulatory enforcement actions, fines and penalties, or harm our reputation among our customers and our investors in the marketplace.

Failure to maintain our credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength. In light of the difficulties in the banking sector and financial markets, the rating agencies have indicated they are watching global developments closely and if conditions continue to deteriorate, they have indicated that they may adjust the rating outlook of some Australian banks. In addition, a credit rating downgrade could be driven by the occurrence of one or more of the other risks identified in this section or by other events. If we fail to maintain our current corporate credit ratings, this could adversely affect our cost of funds and related margins, liquidity, competitive position and access to capital markets.

We could suffer losses if we fail to syndicate or sell down underwritten equities

As a financial intermediary we underwrite listed and unlisted equities.  Equity underwriting activities include developing solutions for corporate and institutional customers who have a demand for equity capital and investor customers who have an appetite for equity-based investment products.  We may guarantee the pricing and placement of these facilities.  We could suffer losses if we fail to syndicate or sell down our risk to other market participants.

Other risks

Other risks that can impact our performance include insurance risk, model risk, business risk and contagion risk.  Refer to the section ‘Corporate governance’ for more information on these risks.

Risks relating to completion of the proposed merger with St.George

Completion of the proposed merger with St.George is subject to  certain conditions.  There can be no assurance that these conditions will be satisfied, that the merger will be approved by St.George shareholders or that we will complete the merger

The merger and certain amendments to the constitution of St.George are required to be approved by the requisite majorities of the shareholders of St.George.  In addition to the approvals, the conditions to the completion of the merger include: the absence of specified material adverse changes in respect of the consolidated net assets, cash profits or loan impairments expense of St.George or Westpac; the absence of events that have a material adverse effect on the ability of St.George or Westpac to perform its obligations under the merger implementation agreement between Westpac and St.George (Merger Implementation Agreement); the absence of certain prescribed actions on the part of St.George or Westpac; and the absence of injunctions or other restrictions on the completion of the merger.

There can be no assurance that any or all of these approvals and conditions will be satisfied, and that the merger will be completed.  If the merger has not been completed by 31 December 2008, each of Westpac and St.George has a termination right under the Merger Implementation Agreement, and we cannot assure you that such a right will not be exercised.

We may be unable to complete the merger if St.George receives a merger proposal from another party before the merger is completed

St.George may receive a merger proposal from another party before the merger is completed.  While the Merger Implementation Agreement contains certain exclusivity provisions, those provisions do not prevent another party from making a competing merger proposal for St.George.  If any competing proposal is superior to Westpac’s proposal, the board of directors of St.George may choose to recommend the competing proposal, in which case Westpac may terminate the Merger Implementation Agreement and the merger would not proceed.  If such circumstance eventuated, Westpac would not realise the anticipated benefits of the merger and would not be able to recover any costs associated with the merger, except that St.George has agreed to reimburse Westpac $100 million for its costs in certain circumstances.

Other risks relating to the proposed merger and integration

We may fail to realise the business growth opportunities, cost savings and other benefits anticipated from, or may incur unanticipated costs associated with, the merger and our results of operations, financial condition and the price of our securities may suffer

As a result of the merger with St.George, we expect to increase our sales and reduce operating expenses of the combined business.  In order to achieve these synergies we estimate we will incur approximately $700 million in integration costs.  See ‘Significant Developments – Proposed merger with St.George Bank Limited’.

There is no assurance that we will be able to achieve the business growth opportunities, cost savings and other benefits we anticipate from the merger with St.George.  This may be because the assumptions upon which we assessed the merger, including the anticipated benefits and the factors we used to determine the merger consideration, may prove to be incorrect.

Unanticipated delays in the completion of the merger and the integration of our operations may impact our assumptions regarding the benefits we expect to derive from the merger and may delay such benefits.  In addition, we may incur greater costs than we have estimated in connection with the integration.

If we fail to achieve the business growth, cost-savings and other benefits we anticipate from the merger, or we incur greater integration costs than we have estimated, our results of operations, financial condition and the price of our securities may be adversely affected.

We may become subject to unknown liabilities of St.George, which may have an adverse effect on our financial condition and results of operations

In determining the terms and conditions of the merger, we used publicly available information relating to St.George.  This information has not been subject to verification by us or our directors.  In addition, we were able to carry out only a limited due diligence exercise in respect of the business of St.George.  As a result, after the completion of the merger, we may be subject to unknown liabilities of St.George, which may have an adverse effect on our financial condition and results of operations.

The integration of our operations and those of St.George following the merger presents significant challenges that could delay or diminish the anticipated benefits of the merger

There are risks associated with the integration of two organisations of the size of Westpac and St.George.  Particular areas of risk include: difficulties or unexpected costs relating to the integration of technology platforms, financial and accounting systems, risk management systems and management systems of two organisations; difficulties or unexpected costs in realising synergies from the consolidation of head office and back office functions; higher than expected levels of customer attrition or market share loss arising as a result of the proposed merger; unexpected losses of key personnel during or following the integration of the two businesses; possible conflict in the culture of the two organisations and decrease in employee morale; and potential damage to the reputation of brands due to actions from competitors, media and lobby groups in relation to the proposed merger.

In addition, senior management of Westpac may be required to devote significant time to the process of integrating Westpac and St.George, which may decrease the time they have to manage the combined business. If any of these risks should occur, or if there are unexpected delays in the integration process, the anticipated benefits of the merger may be delayed, achieved only in part, or not at all or at greater cost, which could have an adverse affect on our results of operations or financial condition.

The proposed merger may result in additional concentration risk in the lending books of the combined business

The lending books of each of Westpac and St.George have exposures to a range of clients, assets, industries and geographies which when combined could result in additional concentration risk.

Continued implementation of changes to Westpac’s organisational structure may adversely impact the financial performance of the combined business

In July 2008, Westpac announced changes to its organisational structure.  These changes align Westpac’s structure with the proposed operating model for the combined business and their continued implementation will be appropriately sequenced with the merger as part of an overall transformation plan.  These changes are significant, both in scale and investment requirements, and are likely to continue to be implemented at the same time as integrating St.George’s business.  The continuing implementation of these changes will require the attention of senior management.  As a result, there may be some diversion of senior management and this may lead to lower sales productivity and additional customer attrition, potentially impacting the financial performance of the combined business.

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

Accounting standards

The financial statements included in this report have been prepared in accordance with the accounting policies described in Note 1 to the financial statements, being in accordance with A-IFRS and they also comply with IFRS as issued by the IASB.

Recent accounting developments – Australia

Adoption of A-IFRS

Westpac adopted A-IFRS with effect from 1 October 2005, with certain comparatives being restated with effect from 1 October 2004.  Where Westpac has presented comparative information for the financial year ended 30 September 2005, the accounting for financial instruments and certain insurance related assets and liabilities have been accounted for under AGAAP, in accordance with applicable transition rules, while from 2006 and onwards, this was in accordance with A-IFRS.

Adoption of new and revised Accounting Standards

AASB 7 Financial Instruments Disclosures (AASB 7) and an amendment to AASB 101 Presentation of Financial Statements (AASB 101), covering capital disclosures have been adopted in the 2008 financial statements, resulting in new or revised disclosures.  The additional disclosures required are principally contained in Note 28 to the financial statements.

Amendments to AASB 124 Related Parties (AASB 124) permits certain Director and Key Management personal compensation disclosures to be included as part of the Remuneration Report and omitted from the financial statements.  The amendments are effective in the current year and the information now included in the Remuneration Report is still covered by the audit opinion.

Future accounting developments

Interpretation 13 Customer Loyalty Programmes (Interpretation 13) is effective for the 30 September 2009 financial year end.  Interpretation 13 addresses how companies that grant their customers loyalty award credits when buying goods and services should account for their obligation to provide free or discounted goods and services, if and when the customers redeem the points.  Interpretation 13 requires the entity to allocate some of the proceeds of the initial sale to award credits and recognise these proceeds as revenue when the provision of free goods or services is fulfilled.  The guidance will result in the remeasurement and reclassification of the existing credit card loyalty provision to deferred income.  Deferred income will be recognised as revenue when the expense of providing rewards is incurred.  It is expected that there will be some further delay in the timing of the recognition of revenue attributed to the credit card loyalty programme going forward.  This guidance is not expected to have a material impact to the Group.

A revised AASB 3 Business Combinations (AASB 3) and amended AASB 127 Consolidated and Separate Financial Statements (AASB 127) were issued by the Australian Accounting Standards Board (AASB) in March 2008.  The revisions to the standards apply prospectively to business combinations and will be effective for the 30 September 2010 financial year end.  The main changes under the standards are that:

•                  acquisition related costs are recognised as an expense in the income statement in the period they are incurred;

•                  earn-outs and contingent considerations will be measured at fair value at the acquisition date, however remeasurement in the future will be recognised in the income statement;

•                  step acquisitions, impacting equity interests held prior to control being obtained, are remeasured to fair value, with gains and losses being recognised in the income statement.  Similarly where control is lost, any difference between the fair value of the residual holding and its carrying value is recognised in the income statement; and

•                  while control is retained, transactions with minority interests would be treated as equity transactions.

AASB 101 is a revised standard applicable to the Group in the 2010 financial year.  The amendments affect the presentation of owner changes in equity and of comprehensive income.  They do not change the recognition, measurement or disclosure of specific transactions and events required by other standards.

Amendments to AASB 132 Financial Instruments: Presentation (AASB 132) and AASB 101 were issued in February 2008 and will require some puttable financial instruments and some financial instruments, which impose on the entity an obligation to deliver to another party a pro rata share of the net assets on liquidation, to be classified as equity.  The amendment is applicable to the Group in the 2010 financial year and is not expected to have a material impact.

AASB 8 Operating Segments (AASB 8) was issued in February 2007. The standard applies to the Group for the 2010 financial year.  The standard replaces AASB 114 Segment Reporting (AASB 114) and will further align operating segment reporting with internal reporting to key management personnel.

In response to the credit crisis the IASB and subsequently the AASB, amended to AASB 139 Financial Instruments: Recognition and Measurement (AASB 139) in October 2008.  The amendments permit entities to reclassify non-derivative financial assets out of fair value through profit or loss or available for sale in certain rare circumstances, which arise from a single event that is unusual and highly unlikely to reoccur in the near term.  Westpac has not made use of this amendment in its 30 September 2008 financial statements and is considering whether to make use of the amendment in its 2009 financial statements.

Critical accounting estimates

Our reported results are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of the income statement and the balance sheet.  Our principle accounting policies are disclosed in Note 1 to the Financial Statements.  Note 1 also includes a description of our critical accounting assumptions and estimates.  We have discussed the development and selection of the critical accounting estimates with our Board Audit Committee.  We consider that the following areas involve our most critical accounting estimates:

Fair value of financial instruments

Financial instruments classified as held-for-trading, designated at fair value through profit or loss or financial assets classified as available-for-sale are recognised in the financial statements at fair value.  All derivatives are measured and recognised at fair value.  As far as possible, financial instruments are valued with reference to quoted, observable market prices or by using models which employ observable valuation parameters.  Where valuation models rely on parameters for which inputs are not observable, judgments and estimation may be required.

As at 30 September 2008, the fair value of trading securities, financial assets designated at fair value through profit and loss, available-for-sale securities and life insurance assets was $56,241 million.  The fair value of trading liabilities, financial liabilities designated at fair value through profit and loss and deposits was $76,700 million.  The fair value of outstanding derivatives was $9,840 million net asset (2007 $884 million net liability).  The fair value of life insurance assets of $12,547 million was substantially based on quoted market prices.  The fair value of financial assets determined by valuation models that did not use observable market prices was $442 million.  The fair value of other financial assets and financial liabilities, including derivatives, is largely determined by valuation models using observable market prices and rates.  Where observable market inputs are not available, day one profits or losses are not recognised.

We believe that the judgments and estimates used are reasonable in the current market, however, a change in these judgments and estimates would lead to different results as future market conditions can vary from those expected.

Provisions for impairment charges

Provisions for loan impairment charges represent management’s best estimate of the losses incurred in the loan portfolios as at the balance date.  There are two components of our loan impairment provisions, individually assessed provisions and collectively assessed provisions.

In determining the individual component all relevant considerations that have a bearing on the expected future cash flows are taken into account, for example, the business prospects of the customer, the realisable value of collateral, our position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process.  These judgments and estimates can change with time as new information becomes available or as work-out strategies evolve, resulting in revisions to the impairment provision as individual decisions are made.

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

As at 30 September 2008, gross loans to customers were $315,490 million and the provision for impairment on loans was $1,945 million.

Goodwill

Goodwill represents the excess of purchase consideration over the fair value of the identifiable net assets of acquired businesses.  The determination of the fair value of the assets and liabilities of acquired businesses requires the exercise of management judgment.  Different fair values would result in changes to the goodwill and to the post-acquisition performance of the acquisitions.

Additionally, goodwill is tested for impairment annually by determining if the carrying value of the cash generating unit (CGU) that it has been allocated to is recoverable.  The recoverable amount is the higher of the CGU’s fair value and its value in use.  Determination of appropriate cash flows and discount rates for the calculation of the value in use is subjective.  As at 30 September 2008, the carrying value of goodwill was $2,425 million.

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

The superannuation deficit across all our plans as at 30 September 2008 was $473 million (2007 deficit of $116 million).  This comprises net recognised liabilities of $95 million (2007 $274 million) and unrecognised actuarial losses of $378 million (2007 actuarial gains of $158 million).

Provisions (other than loan impairment charges)

Provisions are held in respect of a range of obligations such as employee entitlements, restructuring costs, non-lending losses, impairment charges on credit commitments, and surplus lease space.  Some of the provisions involve significant judgment about the likely outcome of various events and estimated future cash flows.  Provisions for taxation held in respect of uncertain tax positions represents the tax benefits at risk associated with specific transactions.  The assessment of the amount of tax benefits at risk involves the exercise of management judgments about the ultimate outcomes of the transactions.  Payments which are expected to be incurred later than one year are discounted at a rate which reflects both current interest rates and the risks specific to that provision.

Related party disclosures

Details of our related party disclosures are set out in Note 41 to the financial statements and details of Directors’ interests in securities are set out in Note 42 to the financial statements.  The related party disclosures relate principally to transactions with our Directors and Director-related parties as we do not have individually significant shareholders and our transactions with other related parties are not significant.

Other than as disclosed in Note 42 to the financial statements, if applicable, loans made to parties related to Directors and other key management personnel of Westpac are made in the ordinary course of business on normal terms and conditions (including interest rates and collateral).  Loans are made on the same terms and conditions (including interest rates and collateral) as apply to other employees and certain customers in accordance with established policy.  These loans do not involve more than the normal risk of collectability or present any other unfavourable features.

Auditors’ remuneration

Auditors’ remuneration, including goods and services tax, to the external auditor for the years ended 30 September 2008 and 2007 is summarised from Note 34 to the financial statements as follows:

	2008	2007
	$’000	$’000
Audit fees	13,486	12,733
Audit-related fees	1,406	1,885
Tax fees	150	167
All other fees	807	559

The external auditor, PricewaterhouseCoopers, also provides audit and non-audit services to non-consolidated entities including trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds.  The fees in respect of these services were approximately $3.8 million in total (2007 $4.9 million).  PricewaterhouseCoopers may also provide audit and non-audit services to other entities in which Westpac holds a minority interest, and which are not consolidated.  Westpac is not aware of the amount of any fees paid by those entities.

Audit related services

None of the fees paid by Westpac to PricewaterhouseCoopers in the year ended 30 September 2008 were approved by the Board Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X of the US securities laws.  No other fees paid by Westpac to PricewaterhouseCoopers in that year were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Westpac Group Secretariat continually monitors the application of the pre-approval process in respect of non-audit services provided by PricewaterhouseCoopers and promptly brings to the attention of the Board Audit Committee any exceptions that need to be approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.  Westpac Group Secretariat ensures the pre-approval guidelines are communicated to the Westpac’s business units through publication on the Westpac intranet.

Overview of performance

	2008	2007	2006
	$m	$m	$m
Net interest income	7,222	6,313	5,642
Non-interest income	4,198	3,860	3,575
Net operating income before operating expenses and impairment charges	11,420	10,173	9,217
Operating expenses	(5,270)	(4,543)	(4,295)
Impairment charges	(931)	(482)	(375)
Profit from ordinary activities before income tax expense	5,219	5,148	4,547
Income tax expense	(1,287)	(1,630)	(1,422)
Net profit attributable to minority interests	(73)	(67)	(54)
Net profit attributable to equity holders	3,859	3,451	3,071
Earnings per share (cents): Basic	206.0	186.9	167.2
Earnings per share (cents): Fully diluted	200.1	185.3	165.7

Overview of performance

2008 v 2007

Net profit attributable to equity holders was $3,859 million in 2008, an increase of $408 million or 12% compared to 2007.  The result was driven by growth in net operating income before operating expenses of 12%.  Expense growth was 16%.  BFS contributed $106 million of the increase in net profit attributable to equity holders, CFS contributed $74 million, New Zealand Banking contributed $2 million and other business units including Group Treasury, Pacific Banking, Business Technology

Solutions and Services and Head Office Functions contributed $301 million.  The favourable results were partially offset by decreased contributions of $22 million by WIB and $53 million by BTFG.

Net interest income increased $909 million or 14% compared to 2007 resulting from Consumer and Business volume growth in both Australia and New Zealand, with a 14% increase in loans and a 16% increase in deposits, partly offset by a 12 basis point decline in net interest margin.

Non-interest income growth of $338 million or 9% resulted from a 6% increase in fees and commissions, an 11% increase in trading income and a $440 million increase in other income, including gains from the partial sale of BTIM and gains from the sale of a portion of our interest in Visa Inc. in relation with its initial public offering.  These increases were partially offset by a $281 million decrease in wealth management and insurance income.

Expenses increased by $727 million or 16% in 2008 largely driven by a 14% increase in staff expenses, increased property expenses and an increase of $36 million in expenses from the operation of the RAMS franchise distribution business acquired in January 2008.  The full year expense position also includes one-off expenses and restructuring costs of $323 million(1), and $13 million of costs relating to the proposed merger with St.George.

Impairment charges increased by $449 million or 93%, primarily due to the impact of both the larger loan portfolio and deteriorating credit environment which has seen higher interest rates and slowing economies in Australia and New Zealand.  Institutional impairment charges increased from a small number of single name exposures, and impaired loans increased in the small and medium business sectors in Australia and New Zealand.  These dynamics drove new individually assessed provisions $317 million higher and new collectively assessed provision increased by $162 million.  Higher provisions included a $76 million additional to the Group economic overlay provision in recognition of the deteriorating operating conditions for financial institutions.

2007 v 2006

Net profit attributable to equity holders was $3,451 million in 2007, an increase of $380 million or 12% compared to 2006.  The Group’s result was characterised by strong net operating income before operating expenses and impairment charges growth of 10%, with contributions from all our business units.  Expense growth was 6%.  Both impairment charges and income tax expense increased over 2006.  BFS contributed $94 million of the increase in net profit attributable to equity holders, CFS contributed $150 million, Institutional Bank $89 million, BTFG $75 million, and New Zealand Banking’s contribution in A$ terms was down by $5 million.  The Other segment’s contribution decreased by $23 million compared to 2006.

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

Income statement review

Net Interest income

	2008	2007	2006
	$m	$m	$m
Interest income	29,081	22,075	18,091
Interest expense	(21,859)	(15,762)	(12,449)
Net interest income	7,222	6,313	5,642
Increase/(decrease) in net interest income
Due to change in volume	812	380	(214)
Due to change in rate	97	291	597
Change in net interest income	909	671	383

2008 v 2007

Net interest income was $7,222 million in 2008, an increase of $909 million or 14% compared to 2007.

The key driver for this growth was the 20% increase in average interest earning assets partially offset by a 12 basis point decrease in interest margins.  Of the 20% increase in average interest earning assets, 7% was due to the full period impact of increased liquid asset holdings.  Holding additional liquid assets had minimal impact on net interest income.

(1)

Westpac incurred one-off expenses of $323 million in the six months ended 30 September 2008 in relation to efficiency initiatives and capitalised expense reviews. This programme of work is being conducted independently of the proposed merger with St.George although the changes are highly complementary.

Growth in net loans over the year was 14% compared to growth of 20% in average interest earning assets.  In Australia, net loan growth was $36.7 billion or 16% over the prior year.  In New Zealand, net loans increased by 9% (NZ$ terms) and by 7% in A$ terms.

Key drivers of the growth in net loans in 2008 were:

•                  consumer lending in CFS up 13%, or $17.8 billion, predominately in housing;

•                  business lending in BFS up 17%, or $9.3 billion driven by relatively strong growth in the Western Australia, Queensland and Victoria regions;

•                  corporate lending in WIB up 17%, or $7.9 billion, with market developments driving strong demand for bank finance in the first half, whilst lower demand from corporates from May 2008 led to marginal growth in the second half; and

•                  New Zealand lending up 9% or NZ$3.8 billion, with particularly strong business lending growth.

Total deposits, including treasury deposits, increased 16%, or $31.7 billion, since 30 September 2007.  Excluding treasury deposits, deposits increased 14% or $20.1 billion.  In Australia, growth in deposits in CFS and BFS of 22% and 5% respectively, was driven by growth in term deposits in CFS (up $11.9 billion) from both consumer and business customers, and growth in on-line savings balances in BFS.  WIB deposits increased 33% or $2.8 billion, mainly due to growth in domestic corporate deposits.  In New Zealand, deposits were up 9% (NZ$ terms), resulting from growth in term deposits.

Treasury deposits increased $11.6 billion (19%), supporting the strong customer loan growth and increased holdings of liquid assets.

Net interest margin for the year ended 30 September 2008 was 2.07%, 12 basis points lower than the equivalent margin for the year ended 30 September 2007.  The major drivers of this decline include the difference between increases in wholesale funding costs net of any re-pricing of lending facilities and the full year impact of the increase in liquid assets.

The components of the margin decline of 12 basis points were:

•                  a decrease in asset spread/mix of 6 basis points, driven by:

•                  4 basis point decrease in asset spreads as a result of higher wholesale funding costs.  While loans were re-priced through the period, the magnitude of these increases were insufficient to fully cover the increase in the wholesale funding costs; and

•                  2 basis point decrease due to mix impacts from a higher proportion of relatively lower margin fixed rate mortgage loans in Australia and New Zealand and lower growth in the credit card portfolio.

•                  an increase in liability spread/mix of 2 basis points driven by:

•                  4 basis point increase in deposit spreads; and

•                  2 basis point decrease due to mix changes driven by the migration to higher interest deposit accounts in Australia and New Zealand.

•                  reduced margins in Treasury from the full period impact of increases in liquid asset holdings.  Holding more liquid assets increases average interest earning assets but has minimal impact on net interest income.  These higher balances more than offset the higher interest income from Treasury risk management activities.

Partially offset by:

•                  a 1 basis point positive impact on margins due to the higher proportion of WIB Markets income being recognised in net interest income; and

•                  higher earnings on Group’s Capital generating a positive impact of 1 basis point.

2007 v 2006

Net interest income was $6,313 million in 2007, an increase of $671 million or 12% compared to 2006.

The key driver for this growth was the 17% increase in average interest earning assets and the 18% increase in average interest bearing liabilities, offset by a 10 basis point decrease in margins.

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

Group Treasury short term wholesale funding increased $15.6 billion (33%), in part to fund increased holdings of liquid assets.

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

The components of the margin decline of ten basis points were:

•                  a decrease in asset spread/mix of seven basis points, driven by:

•                  6 basis point decrease from additional competitive pressure on new business combined with new business being written at lower spreads than spreads on the existing book.  Spread compression slowed in the second half; and

•                  1 basis point decrease due to mix impacts from a higher proportion of fixed rate loans in Australia and New Zealand and low rate credit cards in Australia.

•                  a decrease in liability spread/mix of one basis point, driven by:

•                  6 basis point increase in liability spreads (five basis points in Australia and one basis point in New Zealand); and

•                  7 basis point decrease from product mix changes, primarily the migration to higher interest online deposit accounts in Australia and New Zealand.

•                  4 basis point margin mix impact of growing lower margin institutional assets faster than higher margin consumer and business loans.

This was partially offset by:

•                  Treasury had a one basis point positive impact on margins despite increased funding costs over the latter months of the year; and

•                  the impact of the credit card over-accrual correction in 2006 had a one basis point positive impact on margins in the current year.

Interest spread and margin

	2008	2007	2006
	$m	$m	$m
Group
Net interest income	7,222	6,313	5,642
Tax equivalent gross up(1)	72	101	111
Net interest income (including gross up)	7,294	6,414	5,753
Average interest earning assets	351,657	292,417	250,703
Average interest bearing liabilities	334,865	274,955	233,016
Average net non-interest bearing liabilities and equity	16,792	17,462	17,687
Interest spread(2)	1.76%	1.85%	1.92%
Benefit of net non-interest bearing liabilities and equity(3)	0.31%	0.34%	0.37%
Net interest margin(4)	2.07%	2.19%	2.29%

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

(4)	Net interest margin is calculated by dividing net interest income (including tax equivalent gross up) by average interest earning assets.

Non-interest income

	2008	2007	2006
	$m	$m	$m
Net fees and commissions	1,939	1,832	1,766
Trading income	732	660	525
Wealth management and insurance income	978	1,259	1,084
Other income	549	109	200
Total non-interest income	4,198	3,860	3,575

2008 v 2007

Non-interest income was $4,198 million in 2008, an increase of $338 million or 9% compared to 2007.  The increase was driven by an increase in income from fees and commissions, trading and other income, partially offset by a reduction in wealth management income.

Fees and commissions increased by $107 million or 6%.  This result was led by an increase in origination volume growth in BFS and in the Institutional Bank and by growth in card fee income driven by increased customer spending, particularly foreign currency spending, and the mix in spending shifting to products with stronger interchange margins.  This was offset by the effect of customers continuing to switch to lower fee transactional products which reduced fees across our New Zealand, BFS and CFS businesses.

Wealth management and insurance income declined by $281 million or 22%.  This result was driven by the adverse investment markets which reduced total FUM and FUA by 18% since 30 September 2007.  Net flows for FUM were marginally negative compared to 2007.  This was due to net outflows in retail products being partially offset by higher institutional inflows.  Net inflows for FUA were $3.6 billion representing an 8% increase in FUA predominantly in the Wrap business where margins increased 5 basis points as a result of migration of customers to higher margin products.  Insurance income decreased by $3 million largely due to higher General Insurance claims increasing $16 million, which were partially offset by growth in Life Insurance in-force premiums, which increased 8%, and General Insurance gross written premiums which increased 3%.

Trading income increased by $72 million or 11% compared to 2007.  This result was mainly driven by increases in foreign exchange income as Group Treasury and the Institutional Bank were both well positioned to take advantage of market volatility.  Markets income was up $35 million.

Other income increased by $440 million to $549 million compared to 2007.  The increase was primarily driven from:

•                  a net gain of $141 million received from the partial sale of BTIM; and

•                  a gain of $172 million on the redemption of 56% of an equity interest in Visa Inc. as part of an IPO in the year.  An unrealised gain of $123 million was recognised to reflect Westpac’s initial measurement of the residual investment in Visa Inc.

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

Trading income increased by $135 million or 26% compared to 2006 as increased sales and risk management activity was stimulated by higher market volatility.  This resulted in an increase in WIB Markets income which was up $152 million; this was partially offset by lower Treasury foreign exchange income.

Wealth management and insurance income increased by $175 million or 16%.  This was largely driven by growth in FUA of 14% and FUM of 6%.  FUA and FUM were impacted by two large redemptions of very low margin mandates in the second half of 2007, which had minimal impact on revenues.  Excluding these redemptions, growth rates in FUA and FUM were 35% and 15% respectively.  Wealth management income was also impacted by the policyholder tax recoveries from our life insurance business.  Policyholder tax recoveries in 2007 were $92 million, an increase of $31 million on 2006.

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

Operating expenses

	2008	2007	2006
	$m	$m	$m
Salaries and other staff expenses	2,915	2,557	2,324
Equipment and occupancy expenses	895	628	614
Other expenses	1,460	1,358	1,357
Total operating expenses	5,270	4,543	4,295
Productivity ratio(1)	4.09	4.01	4.01
Total operating expenses to operating income ratio	46.1%	44.7%	46.6%

(1)	Net operating income before operating expense and impairment charges/salaries and other staff expenses net of restructuring expenses.

2008 v 2007

Operating expenses in 2008 were $5,270 million, an increase of $727 million or 16% compared to 2007.  The increase in 2008 was primarily the result of higher personnel costs.  The expense to income ratio increased 140 basis points to 46.1%.

Salaries and other staff expenses were $2,915 million, an increase of $358 million, or 14% compared to 2007.  This was driven by an increase of 284 FTE across the Group, primarily in higher cost customer serving employees in CFS, BFS and the Institutional Bank, additional $11 million from the acquisition of the RAMS franchise distribution business in January 2008, and fixed salary increases of 4% and other market related increases.  Also included was $160 million of non recurring expenses relating to gains associated with the initial public offerings, transaction and integration costs associated with the proposed St.George merger and one-off restructuring expenses.

Equipment and occupancy expenses were $895 million, up $267 million (43%) compared to 2007.  This was driven by an increase in operating lease rentals due to market related rent increases from the renewal of existing leases, as well as rentals on 29 additional retail branches and business banking centres, increases in software write-down of $157 million, and an increase in property fitout charges relating to the refurbishments and relocation of existing retail and business banking sites.

Other expenses increased $102 million, or 8% to $1,460 million.  This increase was driven by an increase in outsourcing expenses, higher advertising costs associated with campaigns focused on the promotion of Super for Life and products of the recently acquired RAMS franchise distribution business, higher license and maintenance fees and increased professional services expenses.

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

Impairment charges

	2008	2007	2006
	$m	$m	$m
Impairment charges	931	482	375
Impairment charges to average gross loans (basis points)	31	19	17

2008 v 2007

Impairment charges increased by $449 million, or 93%, to $931 million in 2008.  Impairment charges in 2008 represented 31 basis points of average gross loans, up 12 basis points compared to the 30 September 2007 results.

Impairment charges have increased sharply this year.  The dislocation in capital markets initially impacted corporates and institutions that are highly leveraged, financially complex and had near term financing requirements.  The second half reflected the impact of the market dislocation spreading into the broader economy with economic growth slowing.  Stress levels in our BFS and New Zealand portfolios increased throughout the second half as economic conditions deteriorated.  These dynamics drove up individually assessed provisions (IAPs) $317 million higher across the following businesses:

•                  Institutional Bank ($160 million) from a small number of accounts;

•                  BFS ($92 million) predominantly driven by two large provisions.  Impaired assets have generally increased over a wide range of industries; and

•                  New Zealand ($51 million) across both the business and housing sector.

New collectively assessed provisions were up $162 million due to:

•                  write-offs increasing by $76 million predominantly in the cards portfolio;

•                  an increase of $48 million in the financial institutions portfolio provision.  An additional $76 million was added to this provision in the year ended 30 September 2008 compared with $28 million in the prior year.  This brings the financial institutions portfolio provision to $104 million; and

•                  higher provisions of $38 million due to the increase in stressed exposures, predominantly in the Institutional Bank, BFS and New Zealand.

Stressed exposures as a percentage of total commitments increased by 42 basis points from 30 September 2007 to 130 basis points at 30 September 2008.  The increases have been in the Institutional Bank, business customers in both Australia and New Zealand and the New Zealand housing sector.  The Margin Lending portfolio has experienced one significant impairment over the year and through this period we have reduced our concentrations within this portfolio.

Total impaired asset provisions as a percentage of total impaired assets decreased from 49% to 45% from 30 September 2007 to 30 September 2008.  In response to the current conditions, Westpac commenced a number of initiatives to further strengthen the portfolio and to ensure a better alignment between risk and reward, including specific and general portfolio reviews and additional stress testing of the consumer and business portfolios.

2007 v 2006

Impairment charges increased by $107 million or 29% to $482 million in 2007.  Impairment charges in 2007 represented 19 basis points of average gross loans, up two basis points compared to the 30 September 2006 results.

The higher charge in 2007 reflects an increase in provisioning to reflect recent developments in global markets, increased write-offs in the Australian unsecured lending portfolio, some downward re-grades in the business segment in New Zealand and lower write-backs in the Institutional Bank.  These charges were partially offset by lower individually assessed provisions in the Institutional Bank.

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

Income tax expense

	2008	2007	2006
	$m	$m	$m
Income tax expense	1,287	1,630	1,422
Tax as a percentage of profit from ordinary activities before tax (effective tax rate)	24.7%	31.7%	31.3%

2008 v 2007

Income tax expense decreased by $343 million or 21%, from $1,630 million in 2007 to $1,287 million in 2008.  The effective tax rate decreased 700 basis points from 31.7% in 2007 to 24.7% in 2008.  The key items impacting the movement in the income tax result were as follows:

•                  a decrease of $290 million in the policyholder tax recoveries from our life insurance business, which generated a $198 million recovery in 2008.  The decrease was due to weaker market performance of investments in Property Trusts, Australian Equities and Overseas Equities; and

•                  a non-taxable net gain of $141 million received from the partial sale of BTIM.

2007 v 2006

Income tax expense increased by $208 million or 15%, from $1,422 million in 2006 to $1,630 million in 2007.  The effective tax rate increased by 40 basis points in 2007 to 31.3%.  The 2007 income tax result was impacted by the tax effect of movements in exchange rates on branch capital deployed offshore, contributing $43 million to the increase in income tax expense.

Balance sheet review

The detailed components of the balance sheet are set out in the notes to the financial statements.

As at 30 September	2008	2007	2006
	$m	$m	$m
Assets
Cash and balances with central banks	4,809	2,243	3,132
Due from other financial institutions	21,345	28,379	12,211
Derivative financial instruments	34,810	24,308	10,311
Trading securities, other financial assets and available-for-sale (2005 Investment securities)	43,694	24,505	17,811
Loans	313,545	275,377	236,380
Life insurance assets	12,547	15,456	14,281
All other assets	8,798	7,385	7,348
Total assets	439,548	377,653	301,474
Liabilities and equity
Due to other financial institutions	15,861	9,133	12,051
Deposits	233,730	202,054	169,637
Derivative financial instruments	24,970	25,192	9,342
Trading liabilities and other financial liabilities	16,689	8,223	2,893
Debt issues and acceptances	100,369	87,126	66,080
Life insurance liabilities	11,953	14,392	13,476
All other liabilities	7,486	5,998	5,940
Loan capital	8,718	7,704	5,957
Total liabilities	419,776	359,822	285,376
Total equity	19,772	17,831	16,098
Total liabilities and equity	439,548	377,653	301,474

Assets

During the financial year ended 30 September 2008, total assets increased by $61.9 billion or 16.4% to $439.5 billion, from $377.7 billion in 2007 and $76.2 billion or 25.3% from $301.5 billion in 2006.  The key drivers of this growth were:

Loans increased by $38.2 billion or 13.9% to $313.5 billion in 2008, from $275.4 billion in 2007 and by $39.0 billion or 16.2% in 2006 from $236.4billion.  The major areas of growth were:

•                  housing loans in Australia grew by $17.6 billion or 13.4% in 2008 and $13.7 billion or 12.3% in 2007; and

•                  non-housing loans in Australia grew by $12.8 billion or 22.7% in 2008 and $11.8 billion or 26.4% in 2007, particularly relating to business and corporate lending.

Trading securities, other financial assets and available-for-sale securities increased by $19.2billion driven by increases in liquid assets.  In addition, due from other financial institutions decreased by $7.0 billion or 2.5% in 2008 compared to an increase of $16.2 billion or 132.4% in 2006.  The decrease in these balances is primarily due to increased use of repurchase agreements for other bank Certificate of Deposits which resulted in the reclassification of assets from Due from other financial institutions to Trading assets.

Derivative financial instruments (assets) have increased by $10.5 billion or 43.2% in 2008.  This growth is driven by higher notional volumes from increased customer demand for risk management products and hedging of our foreign currency denominated wholesale funding and interest rate risk in addition, movements in interest and exchange rates have increased the fair value of these instruments.

Liabilities and equity

Total liabilities as at 30 September 2008 were $419.8 billion which was an increase of $60.0 billion or 16.7% compared with 2007.  This is compared to the $74.4 billion or 26.1% increase between 2006 and 2007.  The key movements in liabilities are outlined below.

Deposits in 2008 increased by $31.7 billion or 15.7% compared with 2007 and $32.4 billion or 19.1% in 2007 compared with 2006.  The increase was due to term deposits in Australia which increased by $13.7 billion from both consumer and business customers as well as growth in on-line savings balances and domestic corporate deposit.

Derivative financial instruments (liabilities) have decreased by $0.2 billion or 0.8%. The marginal decline was driven by the run-off of deals that contributed to the high value of derivative financial instruments in the prior period which resulted from the strength of the Australian dollar during that period.

Debt issues through our debt programmes increased by $13.2 billion or 15.2% compared to the $21.0 billion or 13.8% growth in the prior year.  The growth in debt issues reflects our focus to maintain longer-term funding to fund asset growth.  A large component on of the movement in the current period has been driven by the revaluation of foreign denominated debt issues as a result of foreign exchange movements.

Equity increased by $1.9 billion or 10.9% during 2008 to $19.8 billion and increased $1.7 billion or 10.8% during 2007.

Major movements in equity included the following:

•                  retained profits (net of dividends and other equity distributions) increased by $1.3 billion in 2008 compared to $1.2 billion in 2007; and

•                  increase of $0.7 billion in shares issued via the Dividend Reinvestment Plan (DRP).

Asset quality

As at 30 September	2008	2007	2006
	$m	$m	$m
Total gross loans(1)	315,490	276,746	237,580
Average loans
Australia	243,797	209,671	182,542
New Zealand	44,383	41,178	34,460
Other overseas	5,227	4,010	2,544
Total average loans	293,407	254,859	219,546

(1)          Gross loans are stated before related provisions for impairment.

Total gross loans represented 71.8% of the total assets of the Group as at 30 September 2008 compared to 73.3% in 2007 and 78.8% in 2006.

Gross loans increased by $38.7 billion or 14.0% to $315.5 billion in 2008, from $276.7 billion in 2007 and $237.6 billion in 2006.  The increase in 2007 and 2006 is due to strong growth in mortgage, business and corporate lending portfolios.

Approximately 20.4% of the loans at 30 September 2008 mature within one year and 25.1% mature between one year and five years.  Real estate mortgage lending comprises the bulk of the loan portfolio maturing after five years.

Our lending is focused on our core geographic markets in Australia and New Zealand.  Australia and New Zealand average loans increased $37.3 billion or 14.9% to $288.2 billion in 2008, from $250.8 billion in 2007 and $217.0 billion in 2006 predominantly due to the growth in mortgage and business lending.  Australia and New Zealand average loans accounted for 98.2% of the total average gross loans in 2008 which is a decrease of 0.2% on 2007.

Other overseas average loans increased by $1.2 billion or 30.3% to $5.2 billion in 2008, from $4.0 billion in 2007 and $2.5 billion in 2006.

As at 30 September	2008	2007	2006
	$m	$m	$m
Impaired assets
Non-accrual assets(1):
Gross	1,059	423	411
Impairment provisions	(438)	(159)	(167)
Net	621	264	244
Restructured loans:
Gross	6	4	22
Impairment provisions	—	—	(10)
Net	6	4	12
Overdrafts and revolving credit greater than 90 days:
Gross	112	113	88
Impairment provisions	(97)	(107)	(80)
Net	15	6	8
Net impaired assets	642	274	264
Provisions for impairment charges
Individually assessed provisions	413	148	164
Collectively assessed provisions	1,761	1,410	1,194
Provisions for impairment charges	2,174	1,558	1,358
Asset quality
Total impairment provisions to total impaired assets	45.4%	49.2%	49.3%
Total impaired assets to total loans(2)	0.37%	0.20%	0.22%
Total provisions to total loans(3)	0.69%	0.61%	0.63%
Total provisions to total impaired assets	184.8%	288.5%	260.7%
Collectively assessed provisions to non-housing performing loans(3)	1.1%	1.1%	1.1%

(1)          Loans with individually assessed impairment provisions held against them, excluding restructured loans are classed as non-accrual for US Securities and Exchange Commission Reporting purposes.  Under A-IFRS interest income is recognised at the effective interest rate on the net balance.

(2)          Loans are stated before related provisions for impairment of loans.

(3)          Includes the APRA required capital deduction of $128 million (pre-tax) above A-IFRS provisioning levels at 30 September 2007, which forms part of the APRA termed General Reserve for Credit Losses.

In 2008, we maintained a high quality loan portfolio with 75% of our exposure to either investment grade or secured consumer mortgages (2007 73%, 2006 73%) and 98% of our exposure is in our core markets of Australia and New Zealand/Pacific Banking (2007 98%, 2006 98%).

Potential problem loans as at 30 September 2008 amounted to $858 million, up from $418 million at 30 September 2007.  The increase was predominantly driven by a few downgrades in the Institutional Bank.  Loans are considered to be potentially problematic where facilities are fully current as to interest and principal obligations however the customer demonstrates significant weakness in debt service or security coverage that jeopardises repayment of the debt within its current contractual terms.  In the event these weaknesses are not rectified, possible loss of principal or interest could occur.

At 30 September 2008, total impaired assets as a percentage of total gross loans increased from historical lows: 0.37% as at 30 September 2008, up from 0.20% at 30 September 2007 (2006 0.22%).  Approximately 94% ($1,103 million) of total impaired assets relate to exposures in Australia and New Zealand.  This proportion of impaired assets for 2008 has increased from 30 September 2007 (86%; $464 million) (2006 86%; $450 million).  Other overseas impaired exposures were $74 million at 30 September 2008 (2007 $76 million, 2006 $71 million).

At 30 September 2008, we had three impaired counterparties with exposure greater than $50 million, collectively accounting for 28% of total impaired assets.  This is up from one impaired counterparty with exposure larger than $50 million in 2007 accounting for 13% of total impaired assets.  There were a further 20 impaired exposures at 30 September 2008 that were less than $50 million and greater than $5 million (2007 twelve impaired exposures).

At 30 September 2008, gross restructured loans were $6 million, an increase of $2 million compared to 30 September 2007 ($4 million) and a decrease of $16 million compared to 2006 ($22 million).

We believe that Westpac remains appropriately provisioned with total impaired asset provisions to total impaired assets coverage at 45%.  Total provisions represent 185% of impaired assets as at 30 September 2008, down from 289% at 30 September 2007 (2006 261%).  The decrease is driven by higher impaired assets.  Total provisions to gross loans at 0.69% is up from 0.61% at 30 September 2007.

Consumer mortgage loans 90 days past due at 30 September 2008 increased eight basis points to 0.39% of outstandings (2007 0.31%) but still remains below external benchmark indices.  The upward trend is primarily driven by the impact of higher interest rates.

Other consumer loan delinquencies (including credit card and personal loan products) decreased two basis points in 2008 to 1.00% of outstandings (2007 1.02%).  The decrease was predominantly driven by targeted risk based collection strategies and continued low levels of unemployment.

Credit risk concentrations

We monitor our credit portfolio to manage risk concentrations.  At 30 September 2008, our exposure to consumers comprised 59% (2007 61%) of our on-balance sheet loans and 46% (2007 48%) of total credit commitments.  Almost 86% (2007 83%) of our exposure to consumers was supported by residential real estate mortgages.  This category also includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit.  Our consumer credit risks are highly diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region.  Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

Exposures to businesses, government and other financial institutions are classified into a number of industry clusters based on groupings of related Australian and New Zealand Standard Industrial Classification (ANZSIC) codes and monitored against industry exposure boundaries.  The level of industry risk is measured and monitored on a dynamic basis.  Exposures are actively managed from a portfolio perspective, with risk mitigation techniques used to regularly re-balance the portfolio.  The table below shows the assessed credit quality of our current exposures relating to these customers.  The risk grades shown are internally assigned to customers but for convenience are aligned to the Standard and Poor’s credit rating system.  Based on these ratings, our exposure to business, government and other financial institution investment grade customers as at 30 September 2008 increased by one percent to 65% (2007 64%, 2006 63%).

Assessed credit quality of exposures to businesses, governments and other financial institutions at 30 September:

	2008	2007	2006
	%	%	%
AAA, AA	29	29	25
A	15	13	13
BBB	21	22	25
BB, B+	33	35	36
Lower than B+	2	1	1
Total	100	100	100

Business group results

To enable a more detailed analysis of our results, the following business group results have been presented on a management reporting basis based on the historical group organisational structure as it existed prior to the new structure announced in July 2008.  The new group organisational structure is described above in ‘Information on Westpac’ and will be reflected in Westpac’s segment reporting for financial periods beginning on or after 1 October 2008.  Internal charges and transfer pricing adjustments have been included in the performance of each of our business units, reflecting the management of the business within our organisation, rather than the legal structure.  Therefore, the results below cannot be compared directly to public disclosure of the performance of individual legal entities within our organisation.

The business group structure prior to the implementation of the new structure announced in July 2008 was as follows:

•                  Business Financial Services (BFS) was responsible for sales, servicing and product development for small-to-medium enterprise and commercial customers within Australia;

•                  Consumer Financial Services (CFS) was responsible for sales, servicing and product development for consumer customers in Australia;

•                  BT Financial Group Australia designs, manufactures and services financial products that enable customers to achieve their financial goals through the accumulation, management and protection of personal wealth;

•                  Westpac Institutional Bank services corporate, institutional and government customers by providing relationship management, transactional banking services, access to global markets and domestic equity markets.  The segment is also responsible for product manufacturing and distribution of its products into the business and wealth segments;

•                  New Zealand Banking provides banking and wealth management services to consumer and retail business customers in New Zealand; and

•                  Other includes the results of Business Technology Solutions and Services, Group Treasury, Pacific Banking and Head Office functions.  The majority of the direct operating expenses of Other are recharged back to the business segments.

The following business results highlight the performance of our key areas of business and reconcile to our total result including the section Other.  Other includes the results of BTSS, Group Treasury, Pacific Banking and Head Office functions.  Where the management reporting structure has changed or where accounting reclassifications have been made, comparatives have been reclassified and therefore may differ from results previously reported.

Business Financial Services

	2008	2007	2006
	$m	$m	$m
Net interest income	2,104	1,796	1,589
Non-interest income	556	550	520
Net operating income before operating expenses and impairment charges	2,660	2,346	2,109
Operating expenses	(913)	(840)	(773)
Profit before impairment charges and income tax expense	1,747	1,506	1,336
Impairment charges	(198)	(106)	(69)
Profit before income tax	1,549	1,400	1,267
Income tax expense	(464)	(421)	(382)
Net profit attributable to shareholders of Westpac Banking Corporation	1,085	979	885

	$bn	$bn	$bn
Deposits	48.8	46.5	39.8
Loans	62.3	53.1	45.5
Total assets	63.9	54.2	46.6
Total operating expenses to operating income ratio	34.3%	35.8%	36.7%

2008 v 2007

Net profit attributable to shareholders for BFS in 2008 was $1,085 million, an increase of $106 million or 11% compared to 2007.

Net interest income was $2,104 million in 2008, an increase of $308 million or 17% compared with 2007.  The increase in net interest income was due to business lending growth of 17% and an increase in business deposits of 5%, offset by compression in the business margin of 6 basis points due to higher funding costs.

Non-interest income for 2008 was $556 million, an increase of $6 million or 1% compared with 2007, driven by deposit fee growth and an increase in lending account numbers, combined with an increase in working capital service fees.

Operating expenses were $913 million, an increase of $73 million or 9% compared with 2007.  This was largely driven by the investment in 219 additional customer serving employees.  Market driven salary increases and higher property costs relating to 14 new and 2 refurbished Business Banking Centres also contributed to the increase in operating expenses.

Impairment charges for 2008 were $198 million, an increase of $92 million or 87% compared to 2007.  The increase in impaired assets is broad based with no specific industries showing excessive stress.  Four names account for 65% of the increase in impaired balances.

Income tax expense for 2008 was $464 million, an increase of $43 million or 10% compared to 2007.  This equates to an effective tax rate of 30.0% in 2008 compared with 30.1% in 2007.

2007 v 2006

Net profit attributable to shareholders for BFS in 2007 was $979 million, an increase of $94 million or 11% compared to 2006.

Net interest income was $1,796 million in 2007, an increase of $207 million or 13% compared with 2006.  The increase in net interest income was due to a 16% increase in business lending (17% after excluding working capital and trade loans) and a 15% increase in business deposits.  This was partially offset by business unit margin compression of 6 basis points.

Non-interest income for 2007 was $550 million, an increase of $30 million or 6% compared with 2006, driven by deposit fee growth.  Growth in non-interest income was 8%, excluding income from the sub-custody business which was sold in 2006.

Operating expenses were $840 million, an increase of $67 million or 9% compared with 2006.  This was largely driven by the full impact of our customer serving employees recruited in the second half of 2006, combined with the further investment of 194 additional customer serving employees in 2007.  Market driven salary increases and higher incentive costs from the uplift in operating performance, increased capability training costs, and higher property costs relating to five new and two refurbished Business Banking Centres also contributed to the increase in operating expenses.

Impairment charges for 2007 were $106 million, an increase of $37 million or 54% compared to 2006.  The increase in impairment charges was largely driven by balance sheet growth.  This result was in line with expectations and is below long run averages.

Income tax expense for 2007 was $421 million, an increase of $39 million or 10% compared to 2007.  This equates to an effective tax rate of 30.1% in 2007 compared with 30.1% in 2006.

Consumer Financial Services

	2008	2007	2006
	$m	$m	$m
Net interest income	2,876	2,663	2,441
Non-interest income	561	537	482
Net operating income before operating expenses and impairment charges	3,437	3,200	2,923
Operating expenses	(1,879)	(1,787)	(1,724)
Profit before impairment charges and income tax expense	1,558	1,413	1,199
Impairment charges	(251)	(220)	(220)
Profit before income tax	1,307	1,193	979
Income tax expense	(394)	(354)	(290)
Net profit attributable to shareholders of Westpac Banking Corporation	913	839	689

	$bn	$bn	$bn
Deposits	72.7	59.7	53.6
Loans	155.0	137.3	121.9
Total assets	158.3	138.4	123.5
Total operating expenses to operating income ratio	54.7%	55.8%	59.0%

2008 v 2007

Net profit attributable to shareholders for CFS in 2008 was $913 million, an increase of $74 million or 9% compared to 2007.

Net interest income was $2,876 million in 2008, an increase of $213 million or 8% compared to 2007.  The increase in net interest income was the result of a 14% increase in mortgage balance sheet growth and a 19% increase in deposit net interest income with deposit spreads improving by 6 basis points on 2007.  This was partially offset by a 13 basis point compression in mortgage spreads as a result of increased wholesale funding costs.  Credit card net interest income remained consistent with 2007, due primarily to increased repayments from customers within the interest free period and the tightening of scorecards in prior periods.

Non-interest income for 2008 was $561 million, an increase of $24 million or 4% compared with 2007.  The increase was primarily driven by card fee income growth resulting from higher customer spend, the mix in spend shifting to products with stronger interchange margins and increased foreign currency spend.

Operating expenses for 2008 were $1,879 million, an increase of $92 million or 5% compared to 2007.  This was largely driven by incremental costs associated with RAMS franchise distribution business which was acquired on 4 January 2008.  Excluding the RAMS franchise distribution business, operating expenses increased 3% driven by investment in 15 new branches and 73 new customer serving employees.

Impairment charges for 2008 were $251 million, an increase of $31 million or 14% compared to 2007.  Delinquencies greater than 90 days for mortgages increased 5 basis points and improved by 8 basis points for other personal lending driven by the strategic decision to limit growth in the proprietary cards channel.

Income tax expense for 2008 was $394 million, an increase of $40 million or 11% compared to 2007.  This equates to an effective tax rate of 30.1% in 2008 compared with 29.7% in 2007.

2007 v 2006

Net profit attributable to shareholders for CFS in 2007 was $839 million, an increase of $150 million or 22% compared to 2006.

Net interest income was $2,663 million in 2007, an increase of $222 million or 9% compared to 2006.  The increase in net interest income was the result of a 12% increase in mortgage lending, 8% increase in cards outstandings and an 11% increase in deposit volumes.  This was partially offset by a 5 basis point compression in the business unit margin.  The non-recurring impact of the credit cards over-accrual in 2006 had the effect of increasing net interest income growth by 1%.

Non-interest income for 2007 was $537 million, an increase of $55 million or 11% compared with 2006.  The increase was primarily driven by the full year impact of pricing changes introduced over 2006.  Proceeds from the sale of the MasterCard Inc. shares in 2007 of $17 million were $5 million higher than sale proceeds in 2006.

Operating expenses for 2007 were $1,787 million, an increase of $63 million or 4% compared to 2006.  This was largely driven by investment in 325 additional customer serving employees, 13 new branches and higher marketing expenses, partially offset by improvements in back office process efficiency.

Impairment charges for 2007 remained consistent with the prior year at $220 million.  This was primarily the result of increased write-offs driven by larger portfolio size and an increase in bankruptcies, offset by a decrease in collectively assessed provisioning charges due to improved management of delinquencies.

Income tax expense for 2007 was $354 million, an increase of $64 million or 22% compared to 2007.  This equates to an effective tax rate of 29.7% in 2007 compared with 29.6% in 2006.

BT Financial Group Australia

	2008	2007	2006
	$m	$m	$m
Net interest income	(36)	(10)	16
Non-interest income	1,247	1,245	1,071
Net operating income before operating expenses and impairment charges	1,211	1,235	1,087
Operating expenses	(664)	(615)	(564)
Profit before impairment charges and income tax expense	547	620	523
Impairment charges	(4)	(3)	—
Profit before income tax	543	617	523
Income tax expense	(150)	(176)	(156)
Minority interests	(4)	1	—
Net profit attributable to shareholders of Westpac Banking Corporation	389	442	367

	$bn	$bn	$bn
Total assets	14.7	17.0	13.7
Funds under management	32.3	38.7	37.0
Funds under administration	41.6	46.2	40.4
Total operating expenses to operating income ratio	54.8%	49.8%	51.9%

2008 v 2007

Net profit attributable to shareholders for BTFG was $389 million in 2008, a decrease of $53 million or 12% compared to 2007.

Net interest income declined by $26 million as a result of increased funding charges in 2008.

Non-interest income of $1,247 million was $2 million higher than 2007.  This result was impacted by the adverse investment markets which reduced total FUM and FUA by 18% since 30 September 2007.

•                  FUA was 10% lower over the year with positive net flows more than offset by negative market movements.  Excluding market movements FUA increased 9%.  Net inflows for FUA were $3.6 billion representing an 8% increase in FUA predominantly in the Wrap business where margins increased 5 basis points as a result of migration of customers to higher margin products;

•                  FUM decreased 17% over the year reflecting the adverse market movements.  Excluding market movements, FUM was higher than 30 September 2007 with institutional net inflows of $1.8 billion and positive other movements, including re-invested distributions of $1.1 million, partially offset by net outflows of $2.3 billion in retail and wholesale.  FUM margins remained consistent with 2007;

•                  Private Bank revenue increased $19 million, up 11% due to a $12 million increase from savings and investment products and a $6 million increase in income from mortgages;

•                  revenue in the Advice channel remained consistent with the prior year due to the impact of challenging market conditions which affected sales volumes and trail commissions;

•                  increase in life insurance revenues of 14% to $164 million driven by strong sales and in-force premiums of 8%; and

•                  growth in general insurance income of 1% to $131 million driven by volume growth in Home and Contents Insurance, partially offset by an increase in severe weather event claims of $13 million and an increase in Lenders Mortgage Insurance claims to $10 million, up from $7 million in 2007.

Operating expenses increased by $49 million or 8% compared to 2007.  This was largely driven by additional costs from fixed salary increases and volume related expense growth in call centres, operations and processing, following the changes to superannuation legislation last year.  In addition, lower expense recoveries from funds due to lower FUM balances and increased customer activity related to the continued volatility in the markets also contributed to the increase.  Expense growth was partially offset by reduced costs associated with a number of initiatives to reposition the business for the lower growth environment and weaker markets.

2007 v 2006

Net profit attributable to shareholders for BTFG was $442 million in 2007, an increase of $75 million or 20% on 2006.

Net interest income declined by $26 million largely as a result of capital investment moving from interest bearing assets to non interest bearing assets.

Non-interest income of $1,245 million was $174 million or 16% higher than 2006.  The uplift in non-interest income was achieved through:

•                  growth in FUA of 14% was driven by continuing growth in Wrap FUA and strong corporate superannuation growth of 17%.  The strong growth in Wrap enabled BTFG to lead the share of new platform business with 24% market share(1).  Growth in 2007 was however impacted by the transition of the Governance Advisory Services (GAS) business into a new entity called Regnan, a new governance research and engagement company supported by BTFG and seven other institutional investors(2).  Excluding the transition of these funds, FUA grew by 35%;

•                  growth in FUM was 6% compared to 30 September 2006 with strong increases in Wholesale, up 43%, and strong market movements.  Growth in FUM was impacted by the exiting of a global fixed income mandate of $3.6 billion with Blackrock(3) in 2007.  Excluding the exit of these funds, FUM increased 15% over the year;

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

Expenses increased by $51 million or 9% compared to 2006.  This was driven by volume related expense growth in call centres, operations and processing, and additional investment in FTE in our Advice network.  Expenses were also impacted by an increase in performance linked incentives, reflective of the strong performance of this business unit over the year.  Additional spend was also directed towards product development and compliance initiatives, including the development of new and improved functionality and services on our Wrap platform and the new online ‘Super for Life’ product, and increased spend on compliance projects including a major program to implement the superannuation legislation changes.

Westpac Institutional Bank

	2008	2007	2006
	$m	$m	$m
Net interest income	720	552	421
Non-interest income	1,013	978	897
Net operating income before operating expenses and impairment charges	1,733	1,530	1,318
Operating expenses	(702)	(656)	(578)
Profit before impairment loans and income tax expense	1,031	874	740
Impairment charges	(244)	(43)	(39)
Profit before income tax	787	831	701
Income tax expense	(221)	(243)	(202)
Minority interests	—	—	—
Net profit attributable to shareholders of Westpac Banking Corporation	566	588	499

	$bn	$bn	$bn
Deposits	11.4	8.6	6.8
Loans	54.7	46.8	35.0
Total assets	96.5	79.4	55.9
Total operating expenses to operating income ratio	40.5%	42.9%	43.9%

2008 v 2007

Net profit attributable to shareholders for the Institutional Bank was $566 million for the year ended 30 September 2008, down $22 million or 4% compared to 2007.

Net interest income increased by $168 million, or 30%, to $720 million in 2008.  This was driven by the Debt Markets business as a result of higher loan volumes asset growth.  Overall growth in net loans was 21% over the year resulting in a balance of $51 billion as at 30 September 2008.  The net interest margin in the Financing remained consistent with 2007 as changes to loan pricing progressively acted to offset increased funding costs.

Non-interest income of $1,013 million increased by $35 million or 4% compared to 2007.  This was primarily driven by increased origination fees in the Debt Markets business and fees in the Specialised Capital Group (SCG), combined with improved customer sales and a strong trading performance in the Foreign Exchange (FX) business which was well positioned to capture increased customer flows and to take advantage of volatility in global currency markets.  This was offset by the dislocation in global equity

(1)         Source: Morningstar, June 2007.

(2)         The other seven investors in Regnan are ARIA, Hermes, HESTA, LGSS, Vanguard, VFMC and VicSuper.  BTFG retains an equal shareholding of 12.5% and an active interest in the new enterprise.

(3)         During the year, BTFG exited the Blackrock institutional mandate due to the merger of Blackrock and Merrill Lynch.

markets, which contributed to a decline in income from the Equities business, particularly within Structured Products and across the Broking and Margin Lending businesses.

Operating expenses increased by $46 million or 7% compared to 2007.  Operating expenses were impacted by increased personnel costs of $18 million which includes an increase in customer serving employees primarily across the Foreign Exchange and Global Transactional Banking businesses.  Performance related remuneration also increased reflecting the strong operating performance of the business.  Increased professional and technology service costs relating to ongoing investment in the business to enhance efficiency and expansion initiatives also contributed to the increase.  These increases were partly offset by a decrease in non-lending losses which included $14 million in 2007 in relation to the settlement of a legal claim.

Impairment charges of $244 million increased by $201 million for the year ended 30 September 2008.  The impairment charges were due to a small number of individual name exposures which have been downgraded in the period.  There was also one significant recovery against a long standing exposure.  The overall quality of the Institutional Bank’s loan book has remained strong despite significant growth throughout the year.

2007 v 2006

Net profit attributable to shareholders for the Institutional Bank was $588 million for the year ended 30 September 2007, up $89 million or 18% compared to 2006.

Net interest income increased by $131 million or 31% to $552 million in 2007.  This was driven by the Debt Markets business with the revenue contribution from Financing increasing as a result of asset growth.  Overall growth in loans was 33% over the year resulting in a balance of $42.6 billion as at 30 September 2007.

Non-interest income of $978 million increased by $81 million or 9% compared to 2006.  This was driven by improved performance in the FX, Equities and Energy businesses which experienced strong customer sales flows.  This was aided by increased market volatility in the second half of 2007, which resulted in solid growth in both sales and trading revenues compared to 2006.

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

Operating expenses increased by $78 million or 13% compared to 2006.  Operating expenses were impacted by increased performance related pay of $34 million reflecting strong operating performance, and non-lending losses of $14 million in relation to the settlement of a legal claim arising from a prior period.  Other expense increases of $22 million or 4% also contributed to the increase.  These expenses primarily related to higher other personnel costs and increased investment including offshore expansion in the UK and new transactional banking capabilities.

Impairment charges increased $4 million or 10%, with the continued low levels of impairment charges benefiting from a benign credit environment throughout 2007 and active management of portfolio exposures.

New Zealand Banking

	2008	2007	2006
	$m	$m	$m
Net interest income	970	903	863
Non-interest income	355	364	370
Net operating income before operating expenses and impairment charges	1,325	1,267	1,233
Operating expenses	(585)	(601)	(600)
Profit before impairment charges and income tax expense	740	666	633
Impairment charges	(143)	(71)	(29)
Profit before income tax	597	595	604
Income tax expense	(189)	(189)	(193)
Minority interests	(3)	(3)	(3)
Net profit attributable to shareholders of Westpac Banking Corporation	405	403	408

	$bn	$bn	$bn
Deposits	22.8	21.4	19.0
Loans	39.0	36.6	32.0
Total assets	39.9	37.6	33.8
Funds under management	1.7	1.6	1.7
Total operating expenses to operating income ratio	44.2%	47.4%	48.7%

2008 v 2007

Net profit attributable to shareholders for New Zealand Banking in 2008 was $405 million, an increase of $2 million compared to 2007.  Exchange rate movements had a $21 million negative impact on earnings.

Net interest income for 2008 was $970 million, an increase of $67 million or 7% compared to 2007.  The increase in net interest income in 2008 was the result of a 7% increase in consumer lending in NZ$ terms, 15% increase in business lending in NZ$ terms and a 9% increase in deposit volumes in NZ$ terms.  Margins improved by 16 basis points in consumer lending which was offset by a 25 basis point reduction in deposit spreads due to the migration to lower margin term deposits and on-line products.  Exchange rate movements had a $51 million negative impact on net interest income.

Non-interest income for 2008 was $355 million, a decrease of $9 million or 2% compared to 2007.  Higher fee income received from mortgage funds, the restructure of the Hotpoints credit card loyalty scheme and increased insurance commissions were partially offset by lower transaction fees.  Exchange rate movements had a $19 million negative impact on non-interest income.

Operating expenses for 2008 were $585 million, a decrease of $16 million compared to 2007.  Increases in personnel costs were offset by benefits from supplier renegotiations in technology, printing cost savings and call centre process improvements.  Exchange rate movements had a $30 million positive impact on operating expenses.

Impairment charges for 2008 were $143 million, an increase of $72 million compared to 2007.  The increase was due to an increase in business individually assessed provisions, largely a result of two individual name exposures which have been downgraded in the period, and an increase in housing individually assessed provisions.  Delinquency rates increased with greater than 90 day delinquencies increasing from 20 basis points to 47 basis points.  The increase was associated with the rapid slow down in the housing market with slowing national sales (down 24%) and declining property prices.  Impaired assets represent 0.52% of total committed exposures, up 27 basis points on the year ended 30 September 2007.

Income tax expense for 2008 was $189 million which was consistent with the tax expense in 2007.  This equates to an effective tax rate of 31.7% in 2008 compared with 31.8% in 2007.

2007 v 2006

Net profit attributable to shareholders for New Zealand Banking in 2007 was $403 million, a decrease of $5 million or 1% compared to 2006.  Exchange rate movements had a $14 million negative impact on earnings.

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

Non-interest income for 2007 was $364 million, a decrease of $6 million or 2% compared to 2006.  Exchange rate movements had a $13 million negative impact on non-interest income, with the result also impacted by fee initiatives introduced in early 2007.

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

Income tax expense for 2007 was $189 million, a decrease of $4 million or 2% compared to 2006.  This equates to an effective tax rate of 31.8% in 2007 compared with 32.0% in 2006.

Other

	2008	2007	2006
	$m	$m	$m
Net interest income	588	409	312
Non-interest income	466	186	235
Net operating income before operating expenses and impairment charges	1,054	595	547
Operating expenses	(527)	(44)	(56)
Profit before impairment charges and income tax expense	527	551	491
Impairment charges	(91)	(39)	(18)
Profit before income tax	436	512	473
Income tax expense	131	(247)	(199)
Minority interests	(66)	(65)	(51)
Net profit attributable to shareholders of Westpac Banking Corporation	501	200	223

The Other segment comprises BTSS, Group Treasury, Pacific Banking, Structured Finance and Group Head Office.  Group Treasury’s operations are primarily focused on the management of the Group’s interest rate risk and funding requirements.  Pacific Banking operations comprise our presence in the near Pacific including Papua New Guinea and Fiji.  Structured Finance originates and executes large principal transactions on behalf of Westpac which are typically multi-jurisdictional.

2008 v 2007

Net profit attributable to shareholders in the Other segment increased by $301 million or 151% compared to 2007.

Net interest income increased by $179 million to $588 million in 2008.  This was primarily driven by an increase in Group Treasury’s net interest income, up $106 million, and asset growth of 33% in Papua New Guinea generated from the resource sector.

Non-interest income of $466 million was $280 million or 151% higher than the 2007 result.  The factors contributing to this result were:

•                  a net gain of $141 million received from the partial sale of BTIM;

•                  a gain of $172 million on the redemption of 56% of an equity interest in Visa Inc. as part of an IPO in the year.  An unrealised gain of $123 million was also recognised to reflect Westpac’s initial measurement of the residual investment in Visa Inc.;

•                  Group Treasury non-interest income was up $39 million due to increased foreign exchange income; and

•                  a negative movement of $290 million in the policyholder tax recoveries from our life insurance business, which were a $198 million credit in 2008.  The decrease was due to weaker market performance of investments in Property Trusts, Australian Equities and Overseas Equities.

Operating expenses increased by $483 million to $527 million in 2008.  This was primarily due to one-off expenses of $323 million in relation to efficiency initiatives and capitalised expense reviews and $13 million of costs relating to the proposed merger with St.George.  Increases also resulted from additional employee expenses in Group Treasury as well as incremental spend on projects and technology.  Expenses in Pacific Banking increased by $5 million from increased investment in risk and compliance initiatives.

Impairment charges increased by $52 million compared to 2007.  This was due to increased impairment charges of $16 million in Pacific Banking due to portfolio growth and credit downgrades, and the impact of additional collective provisions raised in the Group Head Office of $76 million which reflects the assessed impact of continuing market dislocation.

Income tax expense decreased by $378 million or 153% to a $131 million credit in 2008.  The 2008 income tax result was impacted by the tax effect of movements in policyholder tax recoveries, gains on the partial sale of BTIM and the gains from the Visa Inc. IPO.

Minority interests increased by $1 million to $66 million.  The minority interests represent distributions of our hybrid equity instruments TPS 2003 and TPS 2006, as well as other minority interests.

2007 v 2006

Net profit attributable to shareholders in the Other segment decreased by $23 million or 10% compared to 2006.

Net interest income increased by $97 million to $409 million in 2007.  This was primarily driven by an increase in Group Treasury’s net interest income, up $77 million, largely due to successful positioning in the short term interest rate market, where greater opportunity existed in the first half of 2007; this growth was somewhat impacted by increased funding costs in the latter part of 2007.

Non-interest income of $186 million was $49 million or 21% lower than the 2006 result.  The factors contributing to this result were:

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

Our liquidity risk management framework models our ability to fund under both normal conditions and during a crisis situation (with models run globally and for specific geographical regions – Australia, New Zealand and offshore).  This approach is designed to ensure that our funding framework is sufficiently flexible to ensure liquidity under a wide range of market conditions.  The global liquidity management framework is reviewed annually to ensure it is appropriate for our current and planned activities.  The annual review encompasses the funding scenarios modelled, the modelling approach, wholesale funding capacity, limit determination and minimum holdings of liquid assets.  The liquidity framework is reviewed by the MARCO and GRRC prior to approval by the BRMC.

Group Treasury also undertakes an annual funding review that outlines the current funding strategy for the coming year.  This review encompasses trends in global debt markets, peer analysis, wholesale funding capacity, estimation of our upcoming funding requirements, and a funding risk analysis.  The annual funding plan is reviewed by the MARCO and the GRRC, prior to approval by the BRMC.

We maintain a contingency funding plan that details the broad actions to be taken in response to severe disruptions in the bank’s ability to fund some or all of its activities in a timely manner and at a reasonable cost.  This document is reviewed annually and defines a committee of senior executives to manage a crisis and allocates responsibility to individuals for key tasks.  A media relations strategy, and detailed contact lists are also incorporated into this document.

Sources of liquidity

Sources of liquidity are regularly renewed to maintain a wide diversification by currency, geography, product and term.  Sources include, but are not limited to:

•                  deposits;

•                  debt issues;

•                  proceeds from sale of marketable securities;

•                  principal repayments on loans;

•                  interest income;

•                  fee income; and

•                  interbank deposit agreement (IDA).

The Group does not rely on committed funding lines as a source of liquidity.

In management’s opinion, liquidity is sufficient to meet our present requirements.

Wholesale funding

The wholesale funding base is diversified with respect to term, investor base, currency and funding instrument.  Facilitating this issuance is an extensive funding infrastructure, covering short and long term debt issuance programmes in a range of key jurisdictions (US market, Euro market, Australian and New Zealand domestic markets) and niche markets (Japanese retail).  The risk that a market becomes unavailable (or market pricing increases) is mitigated by our infrastructure and diversification which reduces our reliance on any one funding source and allows us to replace liquidity from a range of other sources/markets.  Our wholesale debt issuance capability is enhanced through regular investor presentations (domestically and internationally).

We have continued to experience good funding access across our wholesale funding markets over the last year.  While conditions over the year were challenging due to global market dislocation, demand for our debt issuance continued to be strong albeit at more expensive funding spreads.

At 30 September 2008, approximately 52% of the Group’s funding was provided by retail sources and 48% was provided by wholesale sources.

Westpac debt programs and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2008:

Program Limit	Issuer(s)	Program/Issuing Shelf Type
Australia
No limit	WBC	Debt Issuance Programme
No limit	WBC	Debt Issuance Programme(1)
Euro Market
USD 2.5 billion	WBC	Euro Transferable Certificate of Deposit Programme
USD 20 billion	WBC/WSNZL(2)	Euro Commercial Paper and Certificate of Deposit Programme(3)
USD 30 billion	WBC/WTSNZL(4)	Programme for the Issuance of Debt Instruments
USD 7.5 billion	WSNZL (2)	Programme for the Issuance of Debt Instruments
Japan
JPY 300 billion	WBC	Samurai shelf
JPY 300 billion	WBC	Uridashi shelf
United States
USD 35 billion	WBC	Section 4(2) US Commercial Paper Program
USD 7.5 billion	WSNZL(2)	Section 4(2) US Commercial Paper Program
USD 15 billion	WBC	US MTN Program
USD 15 billion	WBC	Medium Term Deposit Notes
USD 2 billion	WBC	US Securities and Exchange Commission registered shelf(5)
New Zealand
No limit	WNZL	Medium Term Note Programme
NZD 750 million	WTSNZL(4)	Medium Term Note Programme

(1)          Debt Issuance Programme for the issue of transferable certificates of deposits (TCDs), and medium term notes (MTNs) and other debt instruments most recently updated on 14 March 2007.

(2)          Notes issued under this programme by Westpac Securities NZ Ltd (WSNZL) are guaranteed by Westpac New Zealand Limited, its parent company.

(3)          Capacity to issue certificates of deposit was added to this programme on 18 September 2008.

(4)          Instruments issued under this programme by WTSNZL are guaranteed by Westpac Banking Corporation.

(5)          Replaced previous USD 1 billion registered shelf.

More detailed analysis of our borrowings and outstandings from existing debt programs and issuing shelves can be found in other notes to the financial statements including Note 17, Note 18, Note 22 and Note 23.

Credit ratings

As at 30 September 2008 the Group’s credit ratings were:

	2008			2007
	Short	Long	Outlook	Short Term	Long Term	Outlook
Standard & Poor’s	A-1+	AA	Stable	A-1+	AA	Stable
Moody’s Investors Services	P-1	Aa1	Stable	P-1	Aa1	Stable
Fitch Ratings	F1+	AA-	Rating watch positive	F1+	AA-	Stable

A credit rating is not a recommendation to buy, sell or hold our securities.  Such ratings are subject to revision or withdrawal at any time by the assigning rating agency.  Investors are cautioned to evaluate each rating independently of any other rating.

Liquid assets

Group Treasury holds a portfolio of high quality liquid assets as a buffer against unforeseen funding requirements.  These assets are typically held either in cash, government, semi-government, or highly rated investment grade paper, and are typically eligible for repurchase with a central bank.  The majority of these assets are held domestically in Australia and New Zealand, and to a lesser extent in the United States.  Determination of holding levels takes account of the liquidity requirements of our statement of financial position as well as our wholesale funding capacity.  The level of these holdings is reviewed at least annually and more frequently if required.

As a direct response to the credit crisis, Group Treasury has undertaken the following measures to increase liquidity:

•                  throughout the year the Group held increased levels of liquid assets, exceeding on average $33 billion (not including our internal securitisation transactions) and totalling $36.9 billion as at 30 September 2008; and

•                  the Group executed a $10 billion internal mortgage backed securitisation in February 2008.  These securities are available for external issuance and also qualify as eligible collateral for repurchase agreements with the RBA.

•                  since 30 September 2008, the Group has increased the February 2008 internal mortgages backed securitisation by $9.7 billion and executed a $4 billion (NZ$4.75 billion) internal mortgaged backed securitisation in New Zealand which is eligible collateral for repurchase agreements with the RBNZ.

WIB also has holdings of trading securities which arise from its daily business operations.  These assets are typically high quality investment grade names, and stock is generally very liquid.  While these assets are excluded from the Group’s prudential liquidity portfolio, we do consider them as a source of funds in our crisis scenario analysis.

Special purpose entities

We are associated with a number of special purpose entities (also known as special purpose vehicles or SPVs) in the ordinary course of business, primarily to provide funding and financial services products to our customers.

SPVs are typically set up for a single, pre-defined purpose, have a limited life and generally are not operating entities nor do they have employees.  The most common form of SPV structure involves the acquisition of financial assets by the SPV that are funded by the issuance of securities to external investors (securitisation).  Repayment of the securities is determined by the performance of the assets acquired by the SPV.

Under A-IFRS, an SPV is consolidated and reported as part of the Westpac Group if it is controlled by the parent entity in line with AASB 127 or deemed to be controlled in applying UIG Interpretation 112 Consolidation – Special Purpose Entities.  The definition of control is based on the substance rather than the legal form.  Refer to Note 1 to the financial statements for a description of how we apply the requirements to consolidated SPVs.

In the ordinary course of business, we have established or sponsored the establishment of SPVs in relation to securitisation, as detailed below.  Capital is held, as appropriate, against all SPV-related transactions and exposures.

Refer to Note 32 of the financial statements for further details.

Asset securitisation

Through our loan securitisation programmes we package equitable interests in loans (principally housing mortgage loans) as securities which are sold to investors.  We provide arm’s length interest rate swaps and liquidity facilities to the programmes in accordance with relevant prudential guidelines.  We have no obligation to repurchase any securitisation securities, other than in certain circumstances (excluding loan impairment) where there is a breach of representation or warranty within 120 days of the initial sale (except in respect of our programme in New Zealand which imposes no such time limitation).  We may remove interests in loans where they cease to conform with the terms and conditions of the securitisation programmes or through a programme’s clean-up features to a maximum of 10% of the programme’s initial value.

As at 30 September 2008, own assets securitised through a combination of internally, privately or publicly placed issues to Australian, New Zealand, European and United States investors was $4.7 billion (2007 $8.4 billion).

Under A-IFRS the majority of the SPVs involved in our loan securitisation programmes are consolidated by the Group.

Customer funding conduits

We arrange financing for certain customer transactions through a commercial paper conduit that provides customers with access to the commercial paper market.  As at 30 September 2008, we administered one significant conduit (2007 one), that was created prior to 1 February 2003, with commercial paper outstanding of $4.1 billion (2007 $6 billion).  We provide a letter of credit facility as credit support to the commercial paper issued by the conduit.  This facility is a variable interest in the conduit that we administer and represents a maximum exposure to loss of $415 million as at 30 September 2008 (2007 $602 million).  The conduit is consolidated by the Group.

Structured finance transactions

We are involved with numerous SPVs to provide financing to customers or to provide financing to the Group.  Any financing arrangements to customers are entered into under normal lending criteria and are subject to our normal credit approval processes.  The assets arising from these financing activities are generally included in due from other financial institutions or available-for-sale securities.  The liabilities arising from these financing activities are generally included in due to other financial institutions, debt issues or financial liabilities designated at fair value.  Exposures in the form of guarantees or undrawn credit lines are included within contingent liabilities and credit-related commitments.

Off-balance sheet arrangements

Wealth management activity

Refer to Note 38 to the financial statements for details of our wealth management activities.

Other off-balance sheet arrangements

Refer to Note 36 to the financial statements for details of our superannuation plans.

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments.  The following table shows our significant contractual cash obligations as at 30 September 2008:

	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m
On balance sheet long term debt	17,786	22,780	11,873	5,620	58,059
Operating leases(1)	287	420	291	535	1,533
Other commitments(1)	436	614	278	54	1,382
Total contractual cash obligations	18,509	23,814	12,442	6,209	60,974

(1)          Refer to Note 35 to the financial statements for details of expenditure commitments.

The above table excludes deposits and other liabilities taken in the normal course of banking business and short term and undated liabilities.

Commercial commitments(1)

The following table shows our significant commercial commitments as at 30 September 2008:

	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m
Standby letters of credit and financial guarantees	1,130	1,642	643	1,752	5,167
Trade letters of credit	102	813	—	407	1,322
Non-financial guarantees	837	4,018	348	2,207	7,410
Undrawn loan commitments	38,738	19,932	6,210	31,064	95,944
Other commitments(2)	15	14	226	1,491	1,746
Total commercial commitments	40,822	26,419	7,427	36,921	111,589

(1)          The numbers in this table are notional amounts (refer to Note 37 to the financial statements).

(2)          Other commitments include certain drawdown commitments.

Capital resources

Capital management strategy

Capital management strategy seeks to balance the fact that capital is an expensive form of funding with the need to be adequately capitalised as an authorised deposit-taking institution.  In Westpac, the tension between efficiency and flexibility has given rise to five long-term operating principles for the prudent management of Westpac’s balance sheet:

•                  absolute minimum capital requirements are determined and the specific consequences of breaching these requirements (e.g. debt rating downgrade, prudential intervention, hybrid conversion) identified;

•                  capital is managed within a target range whose mid point is defined by the addition of a contingency buffer and a cyclical buffer to the internally or externally determined minimum;

•                  the top end of the target range represents a trigger for capital that is surplus to business requirements to be returned to shareholders, although we retain the tactical flexibility to build a surplus over the top of the target range if appropriate;

•                  the target structure incorporates trigger points that are designed to minimise the risk of breaching the bottom end of the target range in the normal course of business; and

•                  Westpac accepts that the target range and cyclical buffer absorbs some but not all potential volatility and, as a consequence, it is committed to maintaining a robust capacity to access contingent capital to restore its capital position in response to unexpected losses or volatility in capital required by faster than expected business growth.

Our target ratios are summarised in the table below

Capital measure	Target ratio
Group tier 1 ratio	6.75 – 7.75%
Group total regulatory capital ratio	9.75 – 10.75%

As at 30 September 2008, the Group tier 1 ratio was 7.8% and the Group total regulatory capital ratio 10.8%.

In light of the current environment Westpac intends to operate at or near the top end of target ranges.

Purchases of equity securities

				Maximum Number (or
			Total Number of	Approximate $ Value) of
	Total Number of	Average Price	Ordinary Shares	Ordinary Shares that may
	Ordinary	Paid per	Purchased as Part of a	yet be Purchased Under
	Shares Purchased	Ordinary Share $	Publicly Announced Program	the Plans or Programs
Month
October (2007)	281,265	29.62	—	n/a
November (2007)	82,888	30.53	—	n/a
December (2007)	2,276,936	28.63	—	n/a
January (2008)	608,677	26.68	—	n/a
February (2008)	1,768,904	25.08	—	n/a
March (2008)	525,154	22.57	—	n/a
April (2008)	240,592	24.40	—	n/a
May (2008)	1,323,931	24.81	—	n/a
June (2008)	115,253	21.99	—	n/a
July (2008)	792,921	19.56	—	n/a
August (2008)	193,130	22.59	—	n/a
September (2008)	60,535	23.19	—	n/a
Total	8,270,186	25.52	—	—

Purchases of ordinary shares during the year were made on market and relate to the following:

•                  to deliver to employees upon the exercise of options and performance share rights: 5,429,056 ordinary shares;

•                  under our Deferral Share Plan (DSP), which enables employees to elect to receive part of their annual bonus in ordinary shares and Non-executive Directors to elect to receive a percentage of their fees in ordinary shares: 561,542 ordinary shares;

•                  treasury shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac in respect of equity derivatives sold to customers: 89,937 ordinary shares; and

•                  to allocate to eligible employees under the Restricted Share Plan: 2,189,651 ordinary shares.

Refer to the description of the DSP in Note 26 and the discussion regarding share purchases and treasury shares in Note 24 to the financial statements.

Basel capital accord

The regulatory limits applied to our capital ratios are consistent with the International Convergence of Capital Measurement and Capital Standards: A Revised Framework, also known as Basel II, issued by the Bank of International Settlements.  This framework reflects the advanced risk management practices that underpin the calculation of regulatory capital through a broad array of risk classes and advanced measurement processes.

In Australia, APRA have completed the release of Australian Prudential Standards based on Basel II.  As provided for in the Basel II accord, APRA has exercised a number of discretions to make the framework more relevant in the Australian market, and in particular have required that Australian banks using the most sophisticated models for credit and operational risk will also be required to hold regulatory capital for the interest rate risk taken in the banking book.  The models used to quantify this risk are similar to the models used for traded market risk.  In addition APRA have applied discretion in the calculation of the components of regulatory capital.

Westpac has been accredited by APRA to use the Advanced Internal Ratings Based (AIRB) approach for credit risk, the Advanced Measurement Approach (AMA) for operational risk and the internal model approach for Interest Rate Risk in the Banking Book (IRRBB).  Accreditation to use AIRB and AMA was effective from 1 January 2008, and IRRBB from 1 July 2008.  We believe that using the advanced approaches for risk monitoring and measurement is in the interests of all our stakeholders.  Effective risk management is regarded as a key activity performed at all levels of the Group.  Achieving advanced accreditation from APRA has resulted in a broad array of changes to risk management practices that have been implemented across all risk classes.  We recognise that embedding these principles and practices into day-to-day activities of business units to achieve the full benefits of these changes is an ongoing facet of risk management.

APRA have applied transitional floors in the calculation of regulatory capital minimums, limiting initial regulatory capital relief to a maximum of 10% of the capital requirements under the Basel I approach.  It is unclear how long these transitional arrangements will be maintained by APRA.

Risk management

Our vision is to become the leading integrated financial services company in Australia and New Zealand and effective risk management is key to us achieving this goal.  It influences our performance, reputation and future success.  We regard managing risk as a fundamental management activity, performed at all levels of the Group.

Effective risk management is all about achieving a balanced approach to risk and reward.  Risk management enables us to both increase financial growth opportunities and mitigate potential loss or damage.  It is important to note that both optimisation and mitigation strategies are equally important in the world of risk management.

Risk management organisation

Our risk management strategy is approved by our Board and implemented through the CEO and the executive management team.

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

Our Group Risk function plays a key role in our risk management framework.  It is independent from the business units and reports to the CRO.  Our risk function is also responsible for coordinating our response to key regulatory developments and issues affecting risk management.

Independent risk management units operate within each business unit, reporting to the group executive for that unit and the CRO.  The business unit head of risk is responsible for identifying and quantifying the risks arising from their business and for implementing appropriate policies, procedures and controls to manage those risks.  They also ensure alignment with the Group Risk function.

An independent review of management performance is undertaken by our Group Assurance function.  This function contains our portfolio risk review unit, which is responsible for reviewing credit quality and assessing credit management process quality, credit policy appropriateness and compliance, and adequacy of provisions.  Internal audit is responsible for independently evaluating the adequacy and effectiveness of management’s control of operational risk.

Categories of risk

The key risks we are subject to are specific banking risks and risks arising from the general business environment.  Our risk management framework encompasses credit, market, liquidity, equity, operational and compliance risk.

Credit risk

Refer to Note 28 to the financial statements for details of our credit risk management policies.

Provisions for impairment charges

For information on provisions for impairment charges refer to ‘Critical accounting estimates’ in Note 1 to the financial statements.

Counterparty credit quality

The table below shows the credit quality of our credit exposure associated with foreign exchange and derivative activities.  The risk grades shown below are based on Standard & Poor’s credit rating system.  Based on these ratings, our exposure to investment grade counterparties is 98% as at 30 September 2008 (2007 98%).

Total assessed credit risk as at 30 September	2008	2007
	%	%
AAA, AA	52	67
A	34	21
BBB	12	10
BB and below	2	2
Total	100	100

Counterparty credit risk by industry sector and country of ultimate risk

The table below shows our current credit risk exposure (not including potential future credit risk) by industry sector and by country of ultimate risk as at 30 September 2008(1).

	Government	Banks	Non-bank Financial Institutions	Others	Total
	$bn	$bn	$bn	$bn	$bn
Australia	0.1	1.1	2.5	1.0	4.7
New Zealand	—	—	—	1.6	1.6
Europe	—	1.6	0.8	0.1	2.5
United States of America	—	0.2	1.1	0.1	1.4
Japan	—	0.1	—	0.1	0.2
Other	—	0.3	0.1	0.2	0.6
Total	0.1	3.3	4.5	3.1	11.0

(1)          Netting has been applied to counterparties with appropriate netting agreements in legally enforceable jurisdictions.

Counterparty credit risk maturity profile and settlement risk

The table below shows the maturity profile of our foreign exchange and derivative credit risk exposure in gross replacement cost terms (i.e. not including potential future credit risk).  The gross replacement cost overstates our credit risk exposure at 30 September 2008 as it ignores the netting benefit of $23.6 billion.

	Less Than 3 Months	Between 3 Months and 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Interest rate
Swaps	0.2	0.5	1.5	3.6	1.9	7.7
Options	—	—	—	0.1	—	0.1
Forwards and futures	0.1	—	—	—	—	0.1
Foreign exchange
Forwards	10.1	2.9	0.2	0.2	—	13.4
Swaps	0.9	3.1	2.0	4.4	1.8	12.2
Purchased options	0.3	0.3	0.1	—	—	0.7
Commodities	—	0.2	—	—	—	0.2
Equities and credit	—	—	0.2	0.2	—	0.4
Total derivatives	11.6	7.0	4.0	8.5	3.7	34.8

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

Our cross-border outstandings to countries that individually represented in excess of 0.75% of Group total assets as at 30 September in each of the past three years, were as follows:

(in $millions unless otherwise indicated)	Governments and Official Institutions	Banks and Other Financial Institutions	Other (Primarily Commercial and Industrial)	Total	% of Total Assets
2008
United States	—	3,702	1,501	5,203	1.2%
Australia	1	3,795	3,871	7,667	1.7%
United Kingdom	2	7,144	395	7,542	1.7%
Netherlands	—	3,758	171	3,930	0.9%
2007
United States	—	2,104	1,332	3,436	0.9%
Australia	10	1,040	2,763	3,813	1.0%
United Kingdom	—	4,519	434	4,953	1.3%
Netherlands	—	5,873	76	5,949	1.6%
2006
United States	—	2,988	1,349	4,337	1.4%
Australia	—	659	2,776	3,435	1.1%

Impaired assets among the cross-border outstandings were $6 million as at 30 September 2008 (2007 $28 million, 2006 $35 million).

Market risk

Market risk is the potential for losses arising from adverse movements in the level and volatility of market factors such as foreign exchange rates, interest rates, commodity prices and equity prices.

Traded market risk

Westpac’s exposure to market risk arises out of its Financial Markets and Group Treasury trading activities.  These activities are controlled by a Board–approved market risk framework that incorporates Board–approved Value at Risk (VaR) limits.  VaR is the primary mechanism for measuring and controlling market risk.  Market risk is managed using a combination VaR and structural risk limits (including volume limits and basis point value limits) in conjunction with scenario analysis and stress testing.

VaR is the potential loss in earnings from adverse market movement calculated using a 99% confidence level, with a minimum of one year of historical rate data and a one–day time horizon.  VaR takes account of all material market variables that may cause a change in the value of the trading portfolio.  Daily backtesting of VaR results is performed to ensure that model integrity is maintained.  A review of both the potential profit and loss outcomes is also undertaken to monitor any skew created by the historical data.

Market risk limits are allocated to business management based upon business strategies and experience, in addition to market liquidity and concentration risk.  All trades are marked to market daily, using independently sourced or reviewed rates.  Rates that have limited independent sources are reviewed at least on a monthly basis.

Financial Market’s trading book activity represents dealings that encompass book running and distribution activity.  The types of market risk arising from trading activity include interest rate risk, foreign exchange risk, commodity risk, equity price risk and credit spread risk.

Group Treasury’s trading activity represents dealings that include the management of interest rate, foreign exchange and credit spread risks associated with the wholesale funding task, liquid asset portfolios and foreign exchange repatriations.

A separate independent Market Risk Management unit is responsible for the daily measurement and monitoring of market risk exposures.  This unit performs daily stress and scenario tests on the trading portfolios to quantify the impact of extreme or unexpected movements in market factors beyond the 99% confidence interval.

The table below provides a summary of VaR, by risk type, for the six months ended 30 September 2008, 31 March 2008 and 30 September 2007.

	30 September 2008			31 March 2008			30 September 2007
Six months ended	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	29.3	8.2	20.4	12.5	2.3	7.7	4.9	0.6	2.5
Foreign exchange risk	20.1	1.9	9.4	22.7	1.7	9.6	7.2	2.0	3.5
Equity risk	4.5	1.6	2.9	4.5	0.9	2.9	3.5	0.7	1.8
Commodity risk(1)	4.1	1.2	2.5	5.5	1.2	2.3	5.0	1.1	3.1
Other market risks(2)	30.2	7.8	17.8	15.0	5.3	6.8	2.4	0.7	1.0
Diversification effect	n/a	n/a	(26.9)	n/a	n/a	(15.0)	n/a	n/a	(6.6)
Net market risk	38.3	19.1	26.0	28.5	7.1	14.3	9.2	3.2	5.3

(1)       Includes Electricity risk.

(2)       Includes prepayment risk and curve credit spread risk (exposure to movements is generic credit rating bands).

Group Treasury’s dealing room activities have been included in the trading book from 1 January 2008.  This change, which has been presented with effect from 1 October 2007, has added to the overall trading risk levels with a commensurate decrease in the level of non-traded risk.

The graph below compares the actual profit and loss from trading activities to VaR over the reporting period:

Each point on the graph represents one day’s profit and loss from trading activities.  The result is placed on the graph relative to the associated VaR utilisation.  The downward sloping line represents the point where a loss is equal to VaR utilisation.  Therefore any point below the line represents a back-test exception (i.e. where the loss is greater than VaR).

Commodity trading including energy

Commodity trading activity is part of our financial markets business.  All trades are marked-to-market daily, using independently sourced or reviewed rates.  Rates are compared to Australian Financial Market Association (AFMA) published prices, brokers quotes, and futures prices as appropriate.  These rates are reviewed on a monthly basis by the Westpac Institutional Bank Revaluation Committee and on a random basis intra-month.  These businesses are managed within market risk structural and VaR limits.  Credit risk is controlled by pre-settlement risk limits by counterparty.

Commodity trading activities include electricity, gas, oil, agricultural products, base metals and precious metals.  These activities involve dealings in swaps, options, swaptions, Asian options and futures.  Electricity trading also includes Settlement Residue Auctions (SRAs).  Trading on the European and US Markets is limited to the futures markets.

The total fair value of commodity and energy contracts outstanding as at 30 September 2008 were a net asset of $1 million; at 30 September 2007 the outstanding contracts were a net asset of $387 million.

38% of the commodity contracts fair value mature in less than one year and the remaining 62% have a maturity profile of between one and five years.

Non-trading risk

Non-traded market risk (interest rate risk in the banking book)

Non traded market risk is the risk to interest income generated by a mismatch in the duration of the assets and liabilities that arises in the normal course of activities in the banking book.

Group Treasury is responsible for managing market risk arising from Westpac’s banking book activity.

The table below depicts the aggregate VaR for non-traded market rate risk for the six months ended 30 September 2008, 31 March 2008, and 30 September 2007:

Consolidated
	30 September 2008			31 March 2008			30 September 2007
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Half year ended	9.8	1.1	3.8	4.6	0.8	2.1	14.4	4.0	7.2

From 1 January 2008 Group Treasury’s dealing room activities have been included in the trading book.  This has added to the overall trading risk levels with a commensurate decrease in the level of non-traded risk.  To facilitate comparisons, this change has been reflected in the trading and non-trading VaR data from 1 October 2007.

Equity underwriting and warehousing risk

As a financial intermediary we underwrite listed and unlisted equities.

Equity underwriting activities include the development of solutions for corporate and institutional customers who have a demand for equity capital and investor customers who have an appetite for equity based investment products.

Equity warehousing activities involve the acquisition of assets in anticipation of refinance through a combination of senior, mezzanine and capital market debt and listed, unlisted and privately placed equity.  This varies from underwriting risk in that we will be the principal owner of the asset from the point of acquisition until such time as the equity component, which has been pre-determined as necessary to successfully refinance the asset, is sold down.

To manage the risks associated with equity underwriting and warehousing, we have established policies that require business units to evidence a sufficient level of expected equity investor and, where appropriate, debt financier interest before such transactions are undertaken.

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

On a periodic basis, management of each of our business areas formally report on the effectiveness of their management of operational risk (key matters are reported on a quarterly basis).  This process is supported by active input from key corporate centre functions such as legal, finance, human resources, risk management, operational risk and compliance and internal audit.  The results of this process are reported quarterly to Business Unit and Group Operational Risk and Compliance Management Committees and the BRMC and annually by way of certification to APRA.

Some of the key management and control techniques include segregation of duties, clear delegation of authority, sound project management, change control disciplines and business continuity planning.  Where appropriate, this is supported by risk transfer mechanisms such as insurance and regular risk and control assessments across the enterprise.  Our control environment is enhanced by a focus on staff competency and supervision.

Our internal audit function independently appraises the adequacy and effectiveness of the internal control environment and reports its results separately to our CEO and our BRMC.

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

The key components of the compliance framework are:

•      the governance environment (including oversight, culture and accountabilities);

•      identification of risks and controls (through monitoring and communicating regulatory and business developments, and documenting requirements in compliance plans);

•      internal monitoring and reporting activities (such as breach escalation, management and remediation processes); and

•      compliance controls (policies, procedures, training and documentation).

Primary responsibility for the implementation of compliance requirements resides with line management, who are required to demonstrate that they have effective processes in place.  Further, each staff member owns compliance within their sphere of influence and activity.

Within each major business area there is a dedicated operational risk and compliance function designed to guide compliance within that business.  Group management oversight is provided by the Group Operational Risk and Compliance Committee, which establishes the compliance framework and policies, and oversees compliance effectiveness across the Group.  Group Operational Risk and Compliance is responsible for the administration of that framework.  Within the risk function at a Group and business level, a regulatory affairs function exists which manages relationships with regulators as well as the framework for the businesses’ response to new regulatory developments.  The Federal Government has embarked on a program of regulatory reform which will have effect on Westpac over the next 12 to 18 months.  This includes credit law reform, superannuation changes, privacy reform as well as the introduction of a new regulatory framework for personal property securities.

Reputation risk

Reputation risk is the risk to earnings or capital arising from negative public opinion resulting from the loss of reputation or public trust and standing.  This risk encompasses social, ethical and environmental risks arising out of areas such as people management, climate change governance, and supply chain management.

Contagion risk

Contagion risk is the risk that problems arising in other Westpac Group members compromise the financial and operational position of the authorised deposit-taking institutions in the Westpac Group.

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

Disclosure controls and procedures

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934) as of 30 September 2008.

Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of 30 September 2008.

Internal control over financial reporting

Rule 13a–15(a) under the US Securities Exchange Act of 1934 requires us to maintain an effective system of internal control over financial reporting.  Please refer to the sections headed ‘Management’s report on internal control over financial reporting’ and ‘Report of independent registered public accounting firm’ for those reports.

Changes in our internal control over financial reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the US Securities Exchange Act of 1934) for the year ended 30 September 2008 that has been identified that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Additional financial information

(Prepared in accordance with AGAAP)

Selected consolidated financial and operating data

Under applicable US disclosure requirements, we are required to include in this Annual Report certain financial and operating data covering a period of five years.  Due to the transition to A-IFRS, such information is available prepared in accordance with A-IFRS only for the financial years ended 30 September 2008, 2007, 2006 and 2005.  Accordingly, we have displayed below the required data as of and for the financial years ended 30 September 2005 and 2004, derived from our previously published financial statements prepared in accordance with AGAAP.  The financial statements for 2005 and 2004 were reported on by independent auditors PricewaterhouseCoopers.

Because the financial and operating data set forth below is derived from our previously published financial statements prepared in accordance with AGAAP, it is not comparable to such data derived from our financial statements prepared in accordance with A-IFRS.  For a more complete understanding of the financial and operating data derived from our financial statements prepared in accordance with AGAAP, see our Annual Report on Form 20-F for the financial year ended 30 September 2005, the following portions of which are incorporated into this Annual Report by reference: the information under the caption ‘Operating and financial review and prospects’ on pages 18 to 41 and our audited consolidated financial statements (and accompanying notes) as of and for the financial years ended 30 September 2005 and 2004.  A copy of our Annual Report for the financial year ended 30 September 2005 is available on our web site at ‘www.westpac.com.au’ or on the web site maintained by the SEC at ‘www.sec.gov’.  We encourage you to refer to such information in connection with your review of the AGAAP financial information presented below.

Differences between Australian and US GAAP results

The consolidated financial statements for each of the years ended 30 September 2005 and 2004 were prepared in accordance with AGAAP.  These accounting principles and policies differ in some material respects from US GAAP.

Consolidated net income under US GAAP for the year ended 30 September 2005 was A$2,813 million (2004 A$2,772 million).  The significant adjustments between AGAAP and US GAAP results primarily relate to premises and sites, superannuation expenses, hedging, debt instruments and effective yield adjustments.

Consolidated statement of financial performance

(in A$millions unless otherwise stated)	2005	2004
Amounts in accordance with AGAAP
Interest income	15,113	12,939
Interest expense	(9,868)	(8,184)
Net interest income	5,245	4,755
Non-interest income	3,560	3,255
Net operating income	8,805	8,010
Operating expenses	(4,105)	(3,940)
Amortisation of goodwill	(168)	(164)
Bad and doubtful debts	(382)	(414)
Profit from ordinary activities before income tax expense	4,150	3,492
Income tax expense	(1,222)	(913)
Net profit	2,928	2,579
Net profit attributable to outside equity interests:
Managed investment schemes	(90)	(30)
Other	(20)	(10)
Net profit attributable to equity holders	2,818	2,539
Weighted average number of ordinary shares (millions)(1)	1,851	1,846
Basic earnings per ordinary share (cents)(1)	144.8	129.2
Dividends per ordinary share (cents)	100	86
Distributions on other equity instruments	137	154
Dividend payout ratio (%)(2)	69.0	66.6

Refer to page 109 for footnote explanations.

	Year Ended 30 September
	2005	2004
	A$m	A$m
Amounts in accordance with US GAAP
Net income	2,813	2,772
Operating expenses	4,289	3,967

Refer to page 72 for footnote explanations.

Consolidated statement of financial position data

(in A$millions unless otherwise stated)	2005	2004
Amounts in accordance with AGAAP Year end balances
Cash and balances with central banks	1,844	1,800
Due from other financial institutions	10,896	9,538
Trading and investment securities	11,827	13,412
Loans	195,589	182,471
Acceptances of customers	4,864	5,534
Deposits	149,454	146,533
Due to other financial institutions	10,654	7,071
Total assets	259,753	245,079
Total liabilities excluding loan capital	238,327	224,331
Total loan capital	4,214	4,431
Net assets	17,212	16,317
Ordinary equity(3),(4),(5)	13,892	12,416
Fixed Interest Resettable Trust Securities (FIRsTS)	655	655
Trust Preferred Securities (2003 TPS)	1,132	1,132
Trust Preferred Securities (2004 TPS)	685	685
Outside equity interests	848	1,429
Average balances
Total assets	254,355	237,036
Loans	188,073	170,863
Acceptances of customers	5,235	4,502
Total equity(3)	15,440	14,421
Ordinary equity(3),(4),(5)	12,968	11,979
Trust Originated Preferred Securities (TOPrSSM)	—	320
Fixed Interest Resettable Trust Securities (FIRsTS)	655	655
Trust Preferred Securities (2003 TPS)	1,132	1,132
Trust Preferred Securities (2004 TPS)	685	335
Outside equity interests	1,040	1,406

Refer to page 109 for footnote explanations.

	Year Ended 30 September
	2005	2004
	A$m	A$m
Amounts in accordance with US GAAP
Total assets	265,164	251,705
Total liabilities	250,447	238,777
Equity attributable to equity holders	14,717	12,928
Average total assets	262,474	243,662
Average total equity	14,257	12,351

Refer to page 72 for footnote explanations.

Summary of consolidated ratios

(in A$millions unless otherwise stated)	2005	2004
Ratios in accordance with AGAAP
Profitability ratios (%)
Net interest margin(6)	2.50	2.53
Return on average assets(7)	1.11	1.07
Return on average ordinary equity(3)	20.7	19.9
Return on average total equity(8)	18.3	17.6
Capital ratio (%)
Average total equity to average total assets	6.1	6.1
Total capital ratio(9)	9.7	9.7
Earnings ratios
Basic earnings per ordinary share (cents)(1)	144.8	129.2
Fully diluted earnings per ordinary share (cents)(10)	143.3	127.7
Dividends per ordinary share (cents)	100	86
Dividend payout ratio (%)(2)	69.0	66.6
Credit quality ratios
Bad debt write-offs (net of recoveries)	331	251
Bad debt write-offs (net of recoveries) to average loans (%)	0.18	0.15

(1)     Based on the weighted average number of fully paid ordinary shares outstanding, including 41 million New Zealand Class shares in 2005 (2004 53 million), and after deducting distributions on other equity instruments of $137 million in 2005 (2004 $154 million).

(2)     Calculated by dividing the dividends per ordinary share by the basic earnings per ordinary share.

(3)     Includes total parent entity interest and New Zealand Class shares.  Excludes outside equity interests (minority interest).

(4)     Excludes TOPrS, FIRsTS, 2003 TPS and 2004 TPS.

(5)     New Zealand Class shares were on issue until 11 July 2005.  On this date they were fully exchanged for ordinary shares.

(6)     Calculated by dividing net interest income (including tax equivalent gross up) by average interest earning assets.

(7)     Calculated by dividing net profit attributable to our equity holders by average total assets.

(8)     Calculated by dividing net profit attributable to our equity holders by average total equity.

(9)     For details on the calculation of this ratio refer to previously published financial statements.

(10)   Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

	Year Ended 30 September
(in $millions unless otherwise indicated)	2005	2004
	A$	A$
Ratios in accordance with US GAAP Profitability ratios (%)
Net interest margin	2.44	2.40
Net profit attributable to equity holders to average total assets	1.07	1.14
Net profit attributable to equity holders to average total equity	19.73	22.40
Capital ratio (%)
Average total equity to average total assets	5.4	5.2
Leverage ratio(14)	5.0	4.7
Earnings ratios
Basic earnings per ordinary share (cents)	152.0	150.2
Fully diluted earnings per ordinary share (cents)(12)	150.2	147.5
Dividends per ordinary share (US cents)	76	62
Dividend payout ratio (%)(3)	65.8	57.3

Refer to page 72 for footnote explanations.

Computation of ordinary earnings per share

(in A$millions unless otherwise stated)	2005	2004
AGAAP
Net income after deducting distributions on other equity instruments	2,681	2,385
Weighted average number of ordinary shares (millions)	1,851	1,846
Basic earnings per ordinary share (cents)	144.8	129.2
Fully diluted earnings per ordinary share (cents)	143.3	127.7
Distributions on other equity instruments	137	154

	Consolidated
(in $millions unless otherwise stated)	2005	2004
	A$	A$
Computation of ordinary earnings per share in accordance with US GAAP
Weighted average number of ordinary shares (millions)	1,851	1,846
Average other potential ordinary shares	71	63
Average options and performance share rights	4	13
Average shares and share equivalents	1,926	1,922
Net income	2,813	2,772
Basic earnings per ordinary share (cents)(2)	152.0	150.2
Fully diluted net income per share (cents)(12)	150.2	147.5
Basic earnings per ADS (five times earnings per share in cents)	760	751

Refer to page 72 for footnote explanations.

Loans

	Consolidated AGAAP
	2005	2004
	$m	$m
Loans by type of customer
Australia
Government and other public authorities	223	167
Agriculture, forestry and fishing(1)	2,210	1,707
Commercial and financial(2)	32,994	28,675
Real estate - construction	2,487	1,348
Real estate - mortgage(1)	82,182	77,176
Instalment loans and other personal lending(1)	25,404	25,341
	145,500	134,414
Lease financing	4,201	4,133
Own acceptances discounted	11,303	10,172
Total Australia	161,004	148,719
Overseas
Government and other public authorities	446	138
Agriculture, forestry and fishing(1)	2,908	2,177
Commercial and financial	10,561	13,482
Real estate - construction	457	245
Real estate - mortgage(1)	19,875	17,963
Instalment loans and other personal lending(1)	2,053	1,419
	36,300	35,424
Lease financing	14	52
Total overseas	36,314	35,476
Total loans (net of unearned income)	197,318	184,195
Provisions for bad and doubtful debts	(1,729)	(1,724)
Total net loans	195,589	182,471

(1)

Real estate mortgage loans and instalment loans and other personal lending as at 30 September 2005 included a total of $1.9 billion of personal lending to the agricultural sector (2004 $1.8 billion). In addition, $1.6 billion of finance had been provided to the agricultural sector (2004 $1.6 billion) in the form of acceptances which are excluded from the above table.

(2)

Some lending in the commercial and financial sectors in Australia is for the purpose of the financing of construction of real estate and land development projects which cannot be separately identified from other lending to these borrowers, given their conglomerate structure and activities. In these circumstances, the loans have been included in the commercial and financial category.

Provisions for bad and doubtful debts

	Consolidated AGAAP
	2005	2004
	$m	$m
General provision
Balance at beginning of year	1,487	1,393
Charge to net profit(1)	382	414
Transfer to specific provisions	(70)	(131)
Recoveries of debts previously written off	86	73
Write-offs	(307)	(274)
Provisions of controlled entities/businesses (disposed)/acquired	—	—
Exchange rate and other adjustments	(48)	12
Balance at year end(2)	1,530	1,487
Specific provisions
Balance at beginning of year	237	161
Transfer from/(to) general provision:
New specific provisions	170	174
Specific provisions no longer required	(100)	(43)
	70	131
Write-offs	(110)	(50)
Provisions of controlled entities/businesses (disposed)/acquired	—	—
Exchange rate and other adjustements	2	(5)
Balance at year end	199	237
Total provisions for bad and doubtful debts	1,729	1,724

(1)

The 2005 charge to net profit of $382 million represented an 8% decrease over the 2004 charge of $414 million. The coverage ratio of total provisions (specific and general) to total impaired assets at 30 September 2005 increased to 354% from 253% as at 30 September 2004.

(2)	This included a provision for off-balance sheet credit related commitments for the Group $179 million (2004 $201 million).

	Consolidated AGAAP
	2005		2004
	$m	%	$m	%
Specific provisions by type of customer
Australia
Agriculture, forestry and fishing	2	0.1	5	0.3
Commercial and financial	134	7.7	164	9.5
Real estate - construction	1	0.1	4	0.2
Real estate - mortgage	5	0.3	2	0.1
Instalment loans and other personal lending	16	0.9	8	0.5
Total Australia	158	9.1	183	10.6
New Zealand
Agriculture, forestry and fishing	1	0.1	2	0.1
Commercial and financial	8	0.5	3	0.2
Real estate - mortgage	5	0.3	—	—
Instalment loans and other personal lending	4	0.2	2	0.1
Total New Zealand	18	1.1	7	0.4
Other overseas
Agriculture, forestry and fishing	—	—	1	0.1
Commercial and financial	22	1.2	43	2.5
Real estate - mortgage	—	—	—	—
Instalment loans and other personal lending	1	0.1	3	0.1
Total other overseas	23	1.3	47	2.7
Total overseas	41	2.4	54	3.1
Total specific provisions	199	11.5	237	13.7
Total general provision	1,530	88.5	1,487	86.3
Total provisions	1,729	100.0	1,724	100.0

The following tables show the movements in the balance of provisions for bad and doubtful debts, details of loans written off and recoveries of loans written off by customer and geographic category for 2005 and 2004:

	Consolidated AGAAP
	2005	2004
	$m	$m
Balance of provisions for bad and doubtful debts
Balance at beginning of year	1,724	1,554
Net write-offs and recoveries	(331)	(251)
Charge to operating profit	382	414
Provisions of controlled entities/businesses (disposed)/acquired	—	—
Exchange rate and other adjustments	(46)	7
Balance of provisions for bad and doubtful debts at year end	1,729	1,724
Write-offs and recoveries
Write-offs
Australia
Agriculture, forestry and fishing	(4)	(2)
Commercial and financial(1)	(113)	(35)
Real estate - construction	(4)	(2)
Real estate - mortgage	(3)	(4)
Instalment loans and other personal lending	(251)	(212)
Total Australia	(375)	(255)
New Zealand
Agriculture, forestry and fishing	—	(4)
Commercial and financial(1)	—	(2)
Real estate - construction	(2)	—
Real estate - mortgage	—	(2)
Instalment loans and other personal lending	(30)	(29)
Total New Zealand	(32)	(37)
Total other overseas	(10)	(32)
Total write-offs	(417)	(324)
Recoveries
Australia
Commercial and financial(1)	11	8
Real estate - mortgage	—	—
Instalment loans and other personal lending	59	46
Australia	70	54
New Zealand	14	15
Other overseas	2	4
Total recoveries	86	73
Net write-offs and recoveries	(331)	(251)

(1)  Lease finance write-offs and recoveries, which are not significant, were included in the ‘commercial and financial’ category.

Impaired assets

	Consolidated AGAAP
	2005	2004
	$m	$m
Australia
Non-accrual assets:
Gross	287	314
Specific provisions	(151)	(150)
Net	136	164
Restructured loans:
Gross	24	62
Specific provisions	(7)	(33)
Net	17	29
Net Australian impaired assets	153	193
New Zealand
Non-accrual assets:
Gross	73	55
Specific provisions	(18)	(7)
Net	55	48
Restructured loans:
Gross	—	—
Specific provisions	—	—
Net	—	—
Net New Zealand impaired assets	55	48
Other overseas
Non-accrual assets:
Gross	61	141
Specific provisions	(20)	(37)
Net	41	104
Restructured loans:
Gross	44	109
Specific provisions	(3)	(10)
Net	41	99
Net other overseas impaired assets	82	203
Total net impaired assets(1)	290	444
Accruing items past due 90 days (with adequate security):
Australia	240	213
New Zealand	34	29
Other overseas	7	30
Total	281	272
Interest received for the year on the above non-accrual and restructured assets was:
Australia	6	3
New Zealand	3	3
Other overseas	4	7
Total	13	13
Interest forgone for the year on the above non-accrual and restructured assets was estimated at:
Australia	14	19
New Zealand	1	1
Other overseas	3	6
Total	18	26

(1)	This includes impaired items in respect of derivative financial instruments and unrecognised contingent commitments of $23 million as at 30 September 2005 (2004 $81 million).

Loans (IFRS)

The table below presents selected data in relation to loans and provisions for bad and doubtful debts by industry classification for financial years ended 30 September 2007 and 2006 on the basis of presentation used in the 30 September 2007 Annual Report.  We have displayed this separately because it is not directly comparable to the current year’s presentation.  In the 2008 financial statements we have modified the presentation of loans and provisions for bad and doubtful debts by industry to align external reporting with the basis of presentation for internal reporting.  We restated the presentation of the year ended 30 September 2007, but it was impractical to restate the disclosures for the financial year ended 30 September 2006.

	Consolidated IFRS
	2007	2006
	$m	$m
Loans by type of customer
Australia
Government and other public authorities	415	278
Agriculture, forestry and fishing	3,775	2,954
Commercial and financial	80,009	65,244
Real estate – construction	2,458	2,734
Real estate – mortgage	113,396	98,352
Instalment loans and other personal lending	24,633	23,777
	224,686	193,339
Lease financing	4,345	4,216
Total loans - Australia	229,031	197,555
Overseas
Government and other public authorities	535	387
Agriculture, forestry and fishing	4,037	3,449
Commercial and financial	14,522	11,567
Real estate – construction	427	445
Real estate – mortgage	25,522	22,013
Instalment loans and other personal lending	2,645	2,145
	47,688	40,006
Lease financing	27	19
Total Overseas	47,715	40,025
Total loans	276,746	237,580
Provisions on loans	(1,369)	(1,200)
Total net loans	275,377	236,380

Provisions for bad and doubtful debts (IFRS)

	Consolidated IFRS
	2007		2006
	$m	%	$m	%
Individually assessed provision by type of customer
Australia
Agriculture, forestry and fishing	3	0.2	5	0.4
Commercial and financial	82	5.3	109	8.0
Real estate – construction	1	0.1	1	0.1
Real estate – mortgage	3	0.2	6	0.4
Instalment loans and personal lending	1	0.1	2	0.1
Total Australia	90	5.9	123	9.0
New Zealand
Agriculture, forestry and fishing	1	0.1	—	—
Commercial and financial	12	0.8	9	0.7
Real estate – mortgage	3	0.2	2	0.1
Instalment loans and other personal lending	6	0.4	3	0.2
Total New Zealand	22	1.5	14	1.0
Other overseas
Agriculture, forestry and fishing	—	—	—	—
Commercial and financial	36	2.3	21	1.5
Instalment loans and personal lending	—	—	6	0.4
Total other overseas	36	2.3	27	1.9
Total overseas	58	3.8	41	2.9
Total individually assessed provisions	148	9.7	164	11.9
Total collectively assessed provisions	1,410	90.3	1,194	88.1
Total provisions for impairment charges and credit commitments	1,558	100.0	1,358	100.0

Provisions for bad and doubtful debts (IFRS)

	Consolidated IFRS
	2007	2006
	$m	$m
Balance of provisions for impairment charges
(Individually and collectively assessed) as at beginning of the year	1,358	1,184
Write-offs	(371)	(295)
Recoveries	22	25
Charge to income statement	482	375
Discount unwind	115	94
Exchange rate and other adjustments	(48)	(25)
Balance of provisions for impairment charges as at end of the year	1,558	1,358
Write-offs and recoveries
Write-offs
Australia
Agriculture, forestry and fishing	(5)	(7)
Commercial and financial(1)	(84)	(82)
Real estate – construction	(2)	(1)
Real estate – mortgage	(12)	(6)
Instalment loans and other personal lending	(252)	(192)
Total Australia	(355)	(288)
New Zealand
Commercial and financial(1)	(3)	(4)
Instalment loans and other personal lending	(3)	(2)
Total New Zealand	(6)	(6)
Total Other Overseas	(10)	(1)
Total write-offs	(371)	(295)
Recoveries
Australia
Agriculture, forestry and fishing	—	—
Commercial and financial(1)	6	10
Instalment loans and other personal lending	16	11
Australia	22	21
New Zealand	—	3
Other Overseas	—	1
Total recoveries	22	25
Net write-offs and recoveries	(349)	(270)

(1)          Lease finance write-offs and recoveries, which are not significant, were included in the ‘commercial and financial’ category.

This page intentionally blank

Section 3

Financial report for the year ended 30 September 2008

Annual financial report 2008

Financial statements
Income statements
Balance sheets
Statements of recognised income and expense
Cash flow statements
Notes to the financial statements
Note 1	Summary of significant accounting policies
Note 2	Net interest income
Note 3	Non-interest income
Note 4	Operating expenses
Note 5	Income tax
Note 6	Dividends
Note 7	Earnings per share
Note 8	Due from other financial institutions
Note 9	Trading securities and other financial assets designated at fair value
Note 10	Available-for-sale securities
Note 11	Loans
Note 12	Provisions for impairment charges
Note 13	Goodwill and other intangible assets
Note 14	Property, plant and equipment
Note 15	Deferred tax assets
Note 16	Other assets
Note 17	Due to other financial institutions
Note 18	Deposits
Note 19	Trading liabilities and other financial liabilities designated at fair value
Note 20	Provisions
Note 21	Other liabilities
Note 22	Debt issues
Note 23	Loan capital
Note 24	Shareholder equity and minority interests
Note 25	Detail of changes in shareholders’ equity
Note 26	Share-based payments
Note 27	Average balances and related interest
Note 28	Financial risk
Note 28.1	Approach to risk management
Note 28.2	Credit risk management
Note 28.3	Funding and liquidity risk management
Note 28.4	Market risk
Note 29	Fair values of financial assets and liabilities
Note 30	Derivative financial instruments
Note 31	Capital adequacy
Note 32	Securitisation
Note 33	Group segment information
Note 34	Auditors’ remuneration
Note 35	Expenditure commitments
Note 36	Superannuation commitments
Note 37	Contingent liabilities, contingent assets and credit commitments
Note 38	Trust activities
Note 39	Group entities
Note 40	Other group investments
Note 41	Related party disclosures
Note 42	Director and other key management personnel disclosures
Note 43	Notes to the cash flow statements
Note 44	Subsequent events
Statutory statements
Directors’ declaration
Managements’ report on the internal control over financial reporting
Independent audit report to the members of Westpac Banking Corporation
Report of independent registered public accounting firm

Financial statements

Income statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
		2008	2007	2006	2008	2007
	Note	$m	$m	$m	$m	$m
Interest income	2	29,081	22,075	18,091	25,743	18,702
Interest expense	2	(21,859)	(15,762)	(12,449)	(19,679)	(13,463)
Net interest income		7,222	6,313	5,642	6,064	5,239
Non-interest income	3	4,198	3,860	3,575	3,652	2,557
Net operating income before operating expenses and impairment charges		11,420	10,173	9,217	9,716	7,796
Operating expenses	4	(5,270)	(4,543)	(4,295)	(4,139)	(3,593)
Impairment charges	12	(931)	(482)	(375)	(775)	(404)
Profit before income tax		5,219	5,148	4,547	4,802	3,799
Income tax expense	5	(1,287)	(1,630)	(1,422)	(1,158)	(935)
Net profit for the year		3,932	3,518	3,125	3,644	2,864
Profit attributable to minority interests		(73)	(67)	(54)	—	—
Net profit attributable to equity holders of Westpac Banking Corporation		3,859	3,451	3,071	3,644	2,864
Earnings (in cents) per share
Basic	7	206.0	186.9	167.2
Diluted	7	200.1	185.3	165.7

The above income statements should be read in conjunction with the accompanying notes.

Balance sheets as at 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
		2008	2007	2008	2007
	Note	$m	$m	$m	$m
Assets
Cash and balances with central banks	43	4,809	2,243	4,502	2,629
Due from other financial institutions	8	21,345	28,379	16,319	21,759
Derivative financial instruments	30	34,810	24,308	34,654	24,202
Trading securities	9	39,534	22,237	36,338	18,582
Other financial assets designated at fair value	9	2,547	1,179	1,480	830
Available-for-sale securities	10	1,613	1,089	540	607
Loans for consumer purposes	11	187,245	169,130	159,080	142,567
Loans for business purposes	11	126,300	106,247	113,717	95,241
Life insurance assets		12,547	15,456	—	—
Regulatory deposits with central banks overseas		927	753	885	729
Due from subsidiaries		—	—	22,789	1,223
Investments in subsidiaries		—	—	4,258	4,072
Goodwill and other intangible assets	13	2,989	2,989	1,117	1,194
Property, plant and equipment	14	505	489	396	365
Current tax assets		77	—	161	—
Deferred tax assets	15	628	516	309	568
Other assets	16	3,672	2,638	2,916	1,735
Total assets		439,548	377,653	399,461	316,303
Liabilities
Due to other financial institutions	17	15,861	9,133	14,880	7,756
Deposits at fair value	18	60,011	48,603	56,523	45,575
Deposits at amortised cost	18	173,719	153,451	149,069	130,221
Derivative financial instruments	30	24,970	25,192	24,980	25,173
Trading liabilities and other financial liabilities designated at fair value	19	16,689	8,223	16,628	8,238
Debt issues	22	96,398	81,504	77,747	57,928
Acceptances		3,971	5,622	3,971	5,622
Current tax liabilities		—	233	—	244
Life insurance liabilities		11,953	14,392	—	—
Due to subsidiaries		—	—	24,255	8,453
Provisions	20	1,106	980	956	819
Other liabilities	21	6,380	4,785	4,656	3,149
Total liabilities excluding loan capital		411,058	352,118	373,665	293,178
Loan Capital
Subordinated bonds, notes and debentures	23	6,545	6,042	7,211	7,275
Subordinated perpetual notes	23	486	429	486	429
Trust Preferred Securities	23	666	1,233	—	—
Stapled Preferred Securities	23	1,021	—	1,021	—
Total loan capital		8,718	7,704	8,718	7,704
Total liabilities		419,776	359,822	382,383	300,882
Net assets		19,772	17,831	17,078	15,421
Shareholders’ equity
Share capital:
Ordinary share capital	24	6,744	6,125	6,744	6,125
Treasury and RSP treasury shares	24	(151)	(114)	(99)	(42)
Reserves	25	256	192	194	85
Retained profits	25	10,999	9,716	8,347	7,361
Convertible debentures	24	—	—	1,892	1,892
Total equity attributable to equity holders of Westpac Banking Corporation		17,848	15,919	17,078	15,421
Minority interests	24	1,924	1,912	—	—
Total shareholders’ equity and minority interest		19,772	17,831	17,078	15,421
Contingent liabilities, contingent assets and credit commitments	37

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of recognised income and expense for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
		2008	2007	2006	2008	2007
	Note	$m	$m	$m	$m	$m
Gains/(losses) on available-for-sale securities:
Recognised in equity	25	33	(6)	57	29	(4)
Transferred to income statements	25	3	(20)	(35)	(1)	(21)
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	25	(220)	124	(42)	(44)	51
Transferred to income statements	25	(5)	12	(36)	2	14
Exchange differences on translation of foreign operations	25	86	(179)	26	68	(180)
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	25	(21)	9	(7)	(21)	8
Cash flow hedging reserve	25	67	(37)	25	12	(20)
Foreign currency translation reserve	25	17	48	13	(17)	54
Net income recognised directly in equity		(40)	(49)	1	28	(98)
Profit attributable to equity holders		3,932	3,518	3,125	3,644	2,864
Total net income recognised for the year		3,892	3,469	3,126	3,671	2,766
Attributable to:
Members of the parent		3,819	3,402	3,072	3,671	2,766
Minority interests		73	67	54	—	—
Total net income recognised for the year		3,892	3,469	3,126	3,671	2,766

The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

Cash flow statements for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
	2008	2007	2006	2008	2007
	$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received	28,765	21,862	17,944	25,496	18,653
Interest paid	(21,389)	(15,493)	(12,412)	(19,153)	(13,414)
Dividends received excluding life business	15	14	9	613	505
Other non-interest income received	2,954	2,739	2,587	2,289	1,704
Operating expenses paid	(4,059)	(3,528)	(3,364)	(3,177)	(2,888)
Net (increase)/decrease in trading and fair value assets	(17,997)	(5,735)	(3,268)	(17,825)	(5,389)
Net increase/(decrease) in trading and fair value liabilities	8,470	5,562	(360)	8,394	5,416
Net increase in derivative financial instruments	(6,214)	(5,591)	(2,488)	(5,377)	(5,704)
Income tax paid excluding life business	(1,574)	(1,485)	(1,328)	(1,495)	(1,197)
Life business:
Receipts from policyholders and customers	2,646	3,236	2,754	—	—
Interest and other items of similar nature	36	39	55	—	—
Dividends received	848	1,104	980	—	—
Payments to policyholders and suppliers	(3,148)	(3,914)	(3,371)	—	—
Income tax paid	(80)	(85)	(69)	—	—
Net cash (used in)/provided by operating activities	(10,727)	(1,275)	(2,331)	(10,234)	(2,314)
Cash flows from investing activities
Proceeds from available-for-sale securities	4,514	2,431	860	811	359
Purchase of available-for-sale securities	(4,875)	(4,009)	(1,198)	(685)	(823)
Net (increase)/decrease in:
Due from other financial institutions	7,376	(16,603)	2,142	5,773	(16,768)
Loans	(39,198)	(41,284)	(29,422)	(35,211)	(36,031)
Life insurance assets	467	(261)	107	—	—
Regulatory deposits with central banks overseas	(81)	(358)	(117)	(69)	(355)
Other assets	3,308	(528)	(315)	2,727	281
Due from controlled entities	—	—	—	(21,566)	8,611
Investments in controlled entities	—	—	—	(186)	533
Purchase of intangible assets	(313)	(251)	(220)	(233)	(204)
Purchase of property, plant and equipment	(195)	(147)	(225)	(163)	(121)
Proceeds from disposal of property, plant and equipment	64	6	23	32	—
Controlled entities and businesses disposed, net of cash held	70	—	120	—	(106)
Partial disposal of controlled entities	229	—	—	—	—
Controlled entities and businesses acquired, net of cash held	(137)	—	—	—	—
Net cash (used in)/provided by investing activities	(28,771)	(61,004)	(28,245)	(48,770)	(44,624)
Cash flows from financing activities
Net issue of loan capital	476	2,223	284	475	2,223
Proceeds from exercise of employee options	29	37	67	29	37
Purchase of shares on exercise of employee options and shares	(132)	(73)	(34)	(132)	(73)
Proceeds from issue of 2006 TPS (net of issue costs $12 million)	—	—	751	—	4
Buy-back of ordinary shares and NZ Class shares	—	—	(1,003)	—	—
Net increase/(decrease) in:
Due to other financial institutions	5,762	(2,493)	1,315	6,160	1,771
Deposits	30,344	35,278	17,547	28,013	33,414
Debt issues	6,817	28,943	13,835	11,876	17,012
Other liabilities	710	(673)	(249)	635	(382)
Due to controlled entities	—	—	—	15,802	(5,116)
Purchase of treasury shares	(57)	(91)	(17)	(57)	(34)
Sale of treasury shares	20	28	27	—	—
Payment of dividends	(1,872)	(1,630)	(1,628)	(1,945)	(1,703)
Payment of dividends to minority interests	(73)	(67)	(54)	—	—
Net cash (used in)/provided by financing activities	42,024	61,482	30,841	60,855	47,153
Net increase/(decrease) in cash and cash equivalents	2,526	(797)	265	1,851	215
Effect of exchange rate changes on cash and cash equivalents	40	(92)	14	22	(47)
Cash and cash equivalents as at the beginning of the year	2,243	3,132	2,853	2,629	2,461
Cash and cash equivalents as at the end of the year	4,809	2,243	3,132	4,502	2,629

The above cash flow statements should be read in conjunction with the accompanying notes.

Notes to the financial statements

Note 1.  Summary of significant accounting policies

a.                     Basis of accounting

(i)                  General

This general purpose financial report has been prepared in accordance with the requirements for an authorised deposit-taking institution under the Banking Act 1959 (as amended), A-IFRS, other authoritative pronouncements of the AASB, Urgent Issues Group Interpretations and the Corporations Act 2001.

The principal accounting policies adopted in the preparation of the financial report are set out below.  These policies have been consistently applied to all the periods presented, unless otherwise stated.

This financial report also complies with International Financial Reporting Standards as issued by the IASB.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

This financial report also includes additional disclosures required by the United States Securities and Exchange Commission in respect of foreign registrants.

This financial report was authorised for issue by the Board of Directors on 30 October 2008.

(ii)              Adoption of new and revised Accounting Standards

AASB 7 and an amendment to AASB 101, covering objectives, policies and processes for managing capital, have been adopted in the 2008 financial statements, resulting in new or revised disclosures.

Interpretation 11 AASB 2 Group and Treasury Share Transactions addresses whether certain types of share based payment transactions should be accounted for as equity settled or cash settled in the legal entity receiving the benefit of services within the Group.  The accounting interpretation has been applied in the 2008 financial report and has no impact on the Group’s reported result.

Amendments to AASB 124 permits certain Director and Key Management personal compensation disclosures to be included as part of the Remuneration Report, which is included in the Directors’ Report.  The amendments are effective in the current year and the information now included in the Remuneration Report is still covered by the audit opinion.

(iii)          Historical cost convention

The financial report has been prepared under the historical cost convention, as modified by applying fair value accounting to available-for-sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

(iv)            Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries (including special purpose entities) controlled by Westpac and the results of all subsidiaries.  Westpac and its subsidiaries are referred to collectively as the ‘Group’.  The effects of all transactions between entities in the Group are eliminated.  Control exists when the parent entity has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  The definition of control is based on the substance rather than the legal form.  In assessing control, potential voting rights that are presently exercisable or convertible are taken into account.

Subsidiaries are fully consolidated from the date on which control commences and they are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to Note 1(e)).

The Group applies a policy of treating transactions with minority interests as transactions with parties external to the Group.  Disposals to minority interests result in gains and losses for the Group that are recorded in the income statement.  Purchases from minority interests result in goodwill, being the difference between any consideration paid and the relevant share acquired of the carrying value of identifiable net assets of the subsidiary.

The interest of minority shareholders is stated at the minority’s proportion of the net profit and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly, by Westpac Banking Corporation (Westpac).  Any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of Westpac.

(v)                Foreign Currency Translation

a.                     Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’).  The financial statements are presented in Australian dollars.  All amounts are expressed in Australian dollars except where otherwise indicated.

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

Note 1.  Summary of significant accounting policies (continued)

On consolidation, exchange differences arising from the translation of borrowings and other currency instruments designated as hedges of the net investment in overseas branches and subsidiaries are reflected in the foreign currency translation reserve.  When all or part of a foreign operation is sold or borrowings that are part of the net investments are repaid, a proportionate share of such exchange differences are recognised in the income statement as part of the gain or loss on sale or repayment of borrowing.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

b.                     Revenue recognition

(i)                  Interest income

Interest income for all interest earning financial assets including those at fair value is recognised in the income statement using the effective interest rate method.

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

(v)                Net trading income

Realised gains and losses, and unrealised gains and losses arising from changes in the fair value of the trading assets and liabilities are recognised as trading income or expense in the income statement in the period in which they arise.  Dividend income on the trading portfolio is also recorded as part of non-interest income.  Interest income and expense on the trading portfolio is recognised as part of net-interest income.

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

Notes to the financial statements

Note 1.  Summary of significant accounting policies (continued)

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

Options and performance share rights

The fair value of options and performance share rights provided to employees as share-based payment is recognised as an expense with a corresponding increase in equity.  The fair value is measured at grant date and is recognised over the period the services are received which is the expected vesting period during which the employees would become entitled to exercise the option or performance share right.

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

Employee share plan

The value of shares expected to be issued to employees for no consideration under the ESP is recognised as an expense over the financial year.  The fair value of any ordinary shares issued to satisfy the obligation to employees is recognised within equity, or if purchased on market, the obligation to employees is satisfied by delivering shares that have been purchased on market.

Restricted share plan (RSP)

The fair value of shares issued to employees for no consideration under the restricted share plan is recognised as an expense over the vesting period.  The fair value of ordinary shares issued to satisfy the obligation to employees is measured at grant date and is recognised as a separate component of equity.

Westpac has formed a trust to hold any shares forfeited by employees until they are reallocated in subsequent grants to employees in the Group’s restricted share plan.  On market share acquisitions to fulfil Westpac’s obligations to employees under the RSP, which have not yet vested, are treated as treasury shares and deducted from shareholders equity.

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

Deferred tax is accounted for using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding amounts used for taxation purposes.  Deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill or other intangible assets with indefinite expected life, the initial recognition of assets and liabilities that affect neither accounting nor taxable profit, (other than in a business combination) or differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future.  The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that have been enacted or substantively enacted for each jurisdiction at the balance date that are expected to apply when the liability is settled or the asset is realised.

Current and deferred tax attributable to amounts recognised directly in equity are also recognised directly in equity.

Except as noted above, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.  For presentation purposes deferred tax assets and deferred tax liabilities have been offset where they relate to income taxes levied by the same taxation authority on the same taxable entity or group of entities in the Group.

Note 1.  Summary of significant accounting policies (continued)

For members of Westpac’s Australian tax consolidated group tax expense/income, deferred tax liabilities and assets arising from temporary differences are recognised in the separate financial statements of the members of the tax-consolidated group using a ‘group allocation basis’ that removes the tax impact of certain transactions between members of the tax-consolidated group.  Previously the ‘standalone taxpayer’ approach was used, this change in policy has no impact on the Group or on amounts previously reported by Westpac.  Deferred tax liabilities and assets are recognised by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation.  Current tax liabilities and assets and deferred tax assets arising from unused tax losses and relevant tax credits of the members of the tax-consolidated group are recognised by Westpac (as head entity in the tax-consolidated group).

e.                     Acquisitions of assets

(i)                  External acquisitions

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

(ii)              Common control transactions

The predecessor method of accounting is used to account for business combinations between entities in the Group.

Assets acquired and liabilities assumed in a business combination are measured initially at the acquisition date at the carrying value from the Group’s perspective.  The excess of the cost of acquisition over the initial carrying values of the Entity’s share of the net assets acquired is recorded as part of the common control reserve.

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

•                  Other investments

Other investments, which comprise of unlisted securities that do not have a quoted price in an active market where fair value cannot be estimated within a reasonable range of probable outcomes, are carried at cost.

Notes to the financial statements

Note 1.  Summary of significant accounting policies (continued)

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

Available-for-sale financial assets and financial assets recognised at fair value through profit or loss are subsequently carried at fair value.  Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method.  Realised and unrealised gains and losses arising from changes in the fair value of financial assets at fair value through profit or loss are included in the income statement in the period in which they arise.  Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognised directly in equity, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in equity is recognised in the income statement.  Dividends on available-for-sale equity instruments are recognised in the income statement when the right to receive payment is established.  Foreign exchange gains and losses and interest calculated using the effective interest method on debt instruments are also recognised in the income statement.

The fair values of quoted investments in active markets are based on current bid prices.  If the market for a financial asset is not active, the Group establishes fair value by using valuation techniques.  These include the use of recent arm’s length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

a.                     Cash and balances with central banks

Cash and balances with central banks includes cash at branches, Reserve Bank settlement account balances and nostro balances.  They are brought to account at the face value or the gross value of the outstanding balance, where appropriate.  These balances have a maturity of less than three months.

b.                    Due from other financial institutions

Receivables from other financial institutions include placements, loans to other banks and certificates of deposit.  Placements and loans to other banks are accounted for as loans and receivables and subsequently measured at amortised cost using the effective interest rate method, while certificates of deposit are accounted for at fair value through profit or loss.

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

Security is obtained if, based on an evaluation of the customer’s credit worthiness, it is considered necessary for the customer’s overall borrowing facility.  Security would normally consist of assets such as cash deposits, receivables, inventory, plant and equipment, real estate or investments.

Note 1.  Summary of significant accounting policies (continued)

Loan products that have both a mortgage and deposit facility are presented on a gross basis in the balance sheet, segregating the loan and deposit component into the respective balance sheet line items.  Interest earned on this product is presented on a net basis in the income statement as this reflects how the customer is charged.

h.                    Regulatory deposits with central banks overseas

In several countries in which the Group operates, the law requires that regulatory deposits be lodged with the local central bank at a rate of interest generally below that prevailing in the market.  The amount of the deposit and the interest rate receivable is determined in accordance with the requirements of the local central bank.  They are measured at amortised cost using the effective interest rate method.

i.                        Life insurance assets

Assets held by the life insurance companies, including investments in funds managed by the Group, are designated at fair value through profit or loss as required by AASB 1038 Life Insurance Contracts (AASB 1038).  Changes in fair value are included in the income statement.  Most assets are held in the life insurance statutory funds and can only be used within the restrictions imposed under the Life Insurance Act 1995.  The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund or as distribution when solvency and capital adequacy requirements are met.  Therefore they are not as liquid as other financial assets.

j.                        Derecognition of financial assets

A financial asset (or, where applicable a part of a financial asset or part of a group of similar financial assets) is derecognised where:

•                  the rights to receive cash flows from the asset have expired; or

•                  the entity has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flow in full without material delay to a third party under a ‘pass-though’ arrangement; and

•                  either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A situation may arise where the Group transfers its rights to receive cashflows from an asset or has entered into a pass-through arrangement.  In some cases the Group would neither have transferred nor retained substantially all the risks and rewards of the asset nor transferred control of these assets.  Should this occur to the extent that the Bank has continuing involvement in the asset, the asset continues to be recognised on the balance sheet.

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

If there is objective evidence that an impairment on loans and receivables or held-to-maturity investments has been incurred, the amount of the charge is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not incurred) discounted at the financial asset’s original effective interest rate.  The carrying amount of the asset is reduced through the use of a provision account and the amount of the loss is recognised in the income statement.  If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment is the current effective interest rate determined under the contract.

Notes to the financial statements

Note 1.  Summary of significant accounting policies (continued)

The calculation of the present value of the estimated future cash flows of a collateralised financial asset reflects the cash flows that may result from foreclosure less costs for obtaining and selling the collateral, whether or not foreclosure is probable.  For the purposes of a collective evaluation of impairment, financial assets are grouped on the basis of similar credit risk characteristics (i.e. on the basis of the Group’s grading process that considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors).  Those characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.  Future cash flows for a group of financial assets that are collectively evaluated for impairment are estimated on the basis of the contractual cash flows of the assets in the Group and historical loss experience for assets with credit risk characteristics similar to those in the Group.  Historical loss experience is adjusted on the basis of current observable data to reflect the effects of current conditions that did not affect the period on which the historical loss experience is based and to remove the effects of conditions in the historical period that do not exist currently.

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

Assets carried at fair value

The Group assesses at each sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired.  For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired.  If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment charge on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment charge was recognised in the income statement, the impairment charge is reversed through the income statement.  Subsequent reversal of impairment charges on equity instruments are not recognised in the income statement.

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

Depreciation is calculated using the straight-line method to allocate the cost of assets less any residual value over their estimated useful lives, as follows:

•	Premises and sites	Up to 67 years

•	Leasehold improvements	Up to 10 years

•	Furniture and equipment	3-15 years

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

Goodwill was tested for impairment at 30 September 2008.

Note 1.  Summary of significant accounting policies (continued)

Other Intangibles

Other intangibles are stated at cost, accumulated amortisation and impairment.  Other intangibles consist of brands, computer software, value of in-force business and service contracts (parent only).

•                  Computer software

Internal and external costs directly incurred in the purchase or development of computer software, including subsequent upgrades and enhancements are recognised as intangible assets when it is probable that they will generate future economic benefits attributable to the Group.  These assets are amortised using the straight-line method to allocate the cost of the asset less any residual value over the estimated useful lives of between three and five years.

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

g.                    Liabilities

(i)                  Financial liabilities

Financial liabilities are initially recognised at fair value less transaction costs except where they are designated at fair value, in which case transaction costs are expensed as incurred.  They are subsequently measured at amortised cost except for derivatives and liabilities at fair value, which are held at fair value through profit or loss.  Financial liabilities are recognised when an obligation arises and derecognised when it is discharged.

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

Notes to the financial statements

Note 1.  Summary of significant accounting policies (continued)

f.                       Debt issues

These are bonds, notes, commercial paper and debentures that have been issued by Westpac.  Debt issues are measured either at fair value through profit or loss or at amortised cost using the effective interest method.  Debt issues are measured at fair value through profit or loss to reduce an accounting mismatch, which arises from derivatives executed for risk management purposes.

g.                    Acceptances

These are bills of exchange initially accepted and discounted by Westpac that have been subsequently rediscounted into the market.  They are measured at amortised cost.  Bill financing provided to customers by the acceptance and discount of bills of exchange is reported as part of loans.  In the current year acceptances have been reported separately from debt issues, on the face of the balance sheet, as these are predominately rediscounted to retail investors.

h.                    Loan capital

Loan capital includes FIRsTS, TPS 2004 and Stapled Preferred Securities (SPS) that qualify as Tier 1 capital and subordinated bonds, notes and debentures that qualify as Tier 2 capital as defined by APRA for capital adequacy purposes.  Loan capital is measured at amortised cost using the effective interest method.

i.                        Financial guarantees

Financial guarantee contracts are recognised as financial liabilities at the time the guarantee is issued.  The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 Provisions, Contingent Liabilities and Contingent Assets and the amount initially recognised less cumulative amortisation, where appropriate.

The fair value of a financial guarantee contract is determined at the present value of the difference in net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligations.

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair values are accounted for as contributions and recognised as part of the cost of the investment.

j.                        Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.  Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

(ii)              Life insurance liabilities

Life insurance liabilities consist of life insurance contract liabilities, life investment contract liabilities and external liabilities of managed investment schemes controlled by statutory life funds.

Life insurance contract liabilities

The value of life insurance contract liabilities is calculated by using the margin on services methodology.  The methodology takes into account the risks and uncertainties of the particular classes of the life insurance business written.  Deferred policy acquisition cost are connected with measurement basis of life insurance contract liabilities and are equally sensitive to the factors that are considered in the liabilities measurement.  This methodology is in accordance with Actuarial Standard 1.04 ‘Valuation of Policy liabilities’ issued by the Life Insurance Actuarial Standard Board (LIASB) under the Life Insurance Act 1995.

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

•                  Discontinuance experience, which affects the Group’s ability to recover the cost of acquiring new business over the life of the contracts; and

•                  The rate at which projected future cash flows are discounted.

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

Note 1.  Summary of significant accounting policies (continued)

(iii)          Provisions

a.                     Employee entitlements

Wages and salaries, annual leave and sick leave

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the balance date are recognised in provisions in respect of employees’ services up to the balance date and are measured at the amounts expected to be paid when the liabilities are settled.

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

(iii)          Minority interests

Minority interests represents the share in the net assets of subsidiaries attributable to equity interests that are not owned directly or indirectly by the parent entity.  The Group also has on issue the following hybrid instruments; Trust Preferred Securities 2003 (TPS 2003) and Trust Preferred Securities 2006 (TPS 2006) that are classified as minority interests.

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

Notes to the financial statements

Note 1.  Summary of significant accounting policies (continued)

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

c.                     Hedge of a net investment in a foreign operation

Hedges on net investments in overseas branches and subsidiaries are accounted in a manner similar to cash flow hedges.  Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in the foreign currency translation reserve in equity and the gain or loss relating to the ineffective portion is recognised immediately in the income statement.  Gains and losses accumulated in equity are included in the income statement when the overseas branch or subsidiary is disposed.

(ii)              Embedded derivatives

In certain instances a derivative may be embedded in a ‘host contract’.  If the host contract is not carried at fair value through profit or loss, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative instrument at fair value if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract.

(iii)          Recognition of deferred day one profit and loss

The best evidence of fair value at initial recognition is the transaction price, unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument, or based on a valuation technique whose variables include only data from observable markets.

Note 1.  Summary of significant accounting policies (continued)

Westpac has entered into transactions where fair value is determined using valuation models for which not all inputs are market observable prices or rates.  Such a financial instrument is initially recognised at the transaction price which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ.  The difference between the transaction price and the model value, commonly referred to as ‘day one profit or loss’, is not recognised immediately in profit or loss.

The timing of recognition of deferred day one profit or loss is determined individually.  It is either amortised over the life of the transaction, deferred until the instrument’s fair value can be determined using market observable inputs, or realised through settlement.  The financial instrument is subsequently measured at fair value, adjusted for the deferred day one profit or loss.  Subsequent changes in fair value are recognised immediately in the income statement without reversal of deferred day one profits or losses.

(iv)            Loan securitisation

The Group, through its loan securitisation programs, packages and sells loans (principally housing mortgage loans) as securities to investors.  The program includes the securitisation of the Group’s own assets as well as assets from customer funding conduits.  In such transactions, the Group provides an equitable interest in the loans to investors who provide funding to the Group.  Securitised loans that do not qualify for derecognition and associated funding are included in loans and debt issues respectively.

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

The Group also manages life insurance statutory fund assets that are included in the consolidated financial statements (refer to Note 1(f)(iii)).

At 30 September 2008, the total value of assets under discretionary management by the Group that have not been included in the consolidated financial statements was approximately $41.5 billion (30 September 2007 $47.1 billion).

(vi)            Offsetting

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to set off the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(vii)        Securities borrowed or lent and repurchase or reverse repurchase agreements

As part of its trading activities, Westpac lends and borrows securities on a collateralised basis.  The securities subject to the borrowing or lending are ordinarily not derecognised from the balance sheet, as the risks and rewards of ownership remain with the initial holder.  Where cash is provided as collateral, the cash paid to third parties on securities borrowed is recorded as a receivable, while cash received from third parties on securities lent is recorded as a borrowing.  Repurchase transactions, where Westpac sells securities under an agreement to repurchase, and reverse repurchase transactions, where Westpac purchases securities under an agreement to resell, are also conducted on a collateralised basis.  Certificates of deposit sold, but subject to repurchase agreements that are due from financial institutions are disclosed as part of trading securities and other financial assets designated at fair value.  Fees and interest relating to stock borrowing or lending and repurchase or reverse repurchase agreements are recognised in the income statement, using the effective interest rate method, over the expected life of the agreements.  Westpac continually reviews the fair value of the underlying securities and, where appropriate, requests or provides additional collateral to support the transactions.

(viii)    Superannuation obligations

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

Notes to the financial statements

Note 1.  Summary of significant accounting policies (continued)

(ix)           Earnings per share

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

(x)               Leases

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

(xi)           Segment Reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), that is subject to risks and returns that are different from those of other business or geographical segments.

(xii)       Rounding of amounts

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

Management has discussed the accounting policies which are sensitive to the use of judgment, estimates and assumptions with the Board Audit Committee.

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

The calculation of fair value for any financial instrument may also require adjustment of the quoted price or model value to reflect the cost of credit risk (where not embedded in underlying models or prices used).  The process of calculating fair value on illiquid instruments or from a valuation model may require estimation of certain pricing parameters, assumptions or model characteristics.

These estimates are calibrated against industry standards, economic models and observed transaction prices.

The fair value of financial instruments is provided in Note 29.

A negligible proportion of the Group’s trading derivatives is valued directly from quoted prices, the majority being valued using appropriate valuation techniques, using observable market inputs.  The fair value of substantially all securities positions carried at fair value is determined directly from quoted prices or from market observable inputs applied in valuation models.

Note 1.  Summary of significant accounting policies (continued)

The Group has financial assets measured at fair value of $91,051 million (2007 $64,269 million).  $442 million of this is measured at fair value based on significant non-observable market inputs (2007 $436 million).  The Group has financial liabilities measured at fair value of $101,670 million (2007 $82,018 million).  $58 million of these is measured at fair value based on significant non-observable market inputs (2007 $73 million).

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

At 30 September 2008, gross loans to customers totalled $315,490 million (2007 $276,746 million) and the provision for loan impairment was $1,945 million (2007 $1,369 million).  There are two components to the Group’s loan impairment provisions, individual and collective.

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

The impairment charge reflected in the income statement is $931 million and the provision balance at 30 September 2008 of $1,945 million represents 0.62% of loans.

Provisions for credit commitments are calculated using the same methodology as described above.  The provision for credit commitments was $229 million (2007 $189 million) and was disclosed as part of Note 20.

(iv)            Goodwill

As stated in Note 1(f)(ii)(b), goodwill represents the excess of purchase consideration, including incidental expenses, over the fair value of the Group’s share of the identified net assets of acquired businesses.  Goodwill is tested for impairment at least annually.  The carrying value of goodwill as at 30 September 2008 was $2,425 million.

The determination of the fair value of assets and liabilities of the acquired businesses requires the exercise of management judgment.  Different fair values would result in changes to the goodwill and to the post-acquisition performance of the acquisition.

To determine if goodwill is impaired the carrying value of the identified cash-generating unit (CGU) to which the goodwill is allocated, including the allocated goodwill, is compared to its recoverable amount.  Recoverable amount is the higher of the CGU’s fair value and its value in use.  Value in use is the present value of expected future cash flows from the CGU.  Determination of appropriate cash flows and discount rates for the calculation of value in use is subjective.  Fair value is the amount obtainable for the sale of the CGU in an arm’s length transaction between knowledgeable, willing parties.  The assumptions applied to determine impairment are outlined in Note 13.

Goodwill impairment testing for 2008 indicated that an impairment of $18 million was recognised with respect to goodwill during the year.

Notes to the financial statements

Note 1.  Summary of significant accounting policies (continued)

(v)                Superannuation obligations

The Group operates a number of defined benefit plans as described in Note 36.  For each of these plans, actuarial valuations of the plan’s obligations and the fair value measurements of the plan’s assets are performed annually in accordance with the requirements of AASB 119 Employee Benefits (AASB 119).

The actuarial valuation of plan obligations is dependent upon a series of assumptions, the key ones being price inflation, earnings growth, mortality, morbidity and investment returns assumptions.  Different assumptions could significantly alter the amount of the difference between plan assets and obligations, and the superannuation cost charged to the income statement.

The Group’s AASB 119 superannuation deficit across all plans as at 30 September 2008 was $473 million (2007 $116 million deficit).  This comprises net recognised liabilities of $95 million (2007 $274 million) and unrecognised actuarial losses of $378 million (2007 $158 million gain).

(vi)            Provisions (other than loan impairment)

Provisions are held in respect of a range of future obligations such as employee entitlements, restructuring costs, non-lending losses and onerous contracts (for example leases with surplus space).  Provisions carried for long service leave are supported by an independent actuarial report.  Some of the provisions involve significant judgement about the likely outcome of various events and estimated future cash flows.  Provisions for taxation held in respect of uncertain tax positions represents the unrecovered tax benefits associated with specific transactions.  The deferral of these benefits involves the exercise of management judgements about the ultimate outcomes of the transactions.  Payments which are expected to be incurred later than one year are discounted at a rate which reflects both current interest rates and the risks specific to that provision.

k.                   Future accounting developments

The following new standards and interpretations have been issued, but are not yet effective and have not been early adopted by the Group:

Interpretation 13 Customer Loyalty Programmes (Interpretation 13) is effective for the 30 September 2009 financial year end.  Interpretation 13 addresses how companies that grant their customers loyalty award credits when buying goods and services should account for their obligation to provide free or discounted goods and services, if and when the customers redeem the points.  Interpretation 13 requires the entity to allocate some of the proceeds of the initial sale to award credits and recognise these proceeds as revenue when the provision of free goods or services is fulfilled.  The guidance will result in the remeasurement and reclassification of the existing credit card loyalty provision to deferred income.  Deferred income will be recognised as revenue when the expense of providing rewards is incurred.  It is expected that there will be some further delay in the timing of the recognition of revenue attributed to the credit card loyalty programme going forward.  This guidance is not expected to have a material impact to the Group.

A revised AASB 3 and amended AASB 127 were issued by the AASB in March 2008.  The revisions to the standards apply prospectively to business combinations and will be effective for the 30 September 2010 financial year end.  The main changes under the standards are that:

•                  acquisition related costs are recognised as an expense in the income statement in the period they are incurred;

•                  earn-outs and contingent considerations will be measured at fair value at the acquisition date, however remeasurement in the future will be recognised in the income statement;

•                  step acquisitions, impacting equity interests held prior to control being obtained, are remeasured to fair value, with gains and losses being recognised in the income statement.  Similarly where control is lost, any difference between the fair value of the residual holding and its carrying value is recognised in the income statement; and

•                  while control is retained, transactions with minority interests would be treated as equity transactions.

AASB 101 is a revised standard applicable to the Group in the 2010 financial year.  The amendments affect the presentation of owner changes in equity and of comprehensive income.  They do not change the recognition, measurement or disclosure of specific transactions and events required by other standards.

Amendments to AASB 132 and AASB 101 were issued in February 2008 and will require some puttable financial instruments and some financial instruments, which impose on the entity an obligation to deliver to another party a pro rata share of the net assets on liquidation, to be classified as equity.  The amendment is applicable to the Group in the 2010 financial year and is not expected to have a material impact.

AASB 8 was issued in February 2007.  The standard applies to the Group for the 2010 financial year.  The standard replaces AASB 114 and will further align operating segment reporting with internal reporting to key management personnel.

In response to the credit crisis the IASB and subsequently the AASB have amended AASB 139 in October 2008.  The amendments permit entities to reclassify non-derivative financial assets out of fair value through profit or loss or available for sale in certain rare circumstances, which arise from a single event that is unusual and highly unlikely to reoccur in the near term.  Westpac has not made use of this amendment in its 30 September 2008 financial statements, and is considering whether to make use of the amendment in its 2009 financial statements.

Note 2.  Net interest income

	Consolidated			Parent Entity
	2008	2007	2006	2008	2007
	$m	$m	$m	$m	$m
Interest income
Loans	24,998	19,483	15,895	21,290	16,639
Due from other financial institutions	1,782	969	785	1,336	570
Available-for-sale securities	114	101	51	33	7
Regulatory deposits with central banks overseas	31	17	16	30	14
Subsidiaries	—	—	—	1,021	333
Trading securities	1,754	1,003	845	1,643	721
Net ineffectiveness on qualifying hedges	1	14	2	1	14
Other financial assets designated at fair value	92	119	152	91	58
Other	309	369	345	298	346
Total interest income(1)	29,081	22,075	18,091	25,743	18,702
Interest expense
Current and term deposits	(9,075)	(7,046)	(5,629)	(7,476)	(5,816)
Due to other financial institutions	(449)	(593)	(562)	(388)	(331)
Debt issues	(4,480)	(3,440)	(2,563)	(3,272)	(2,556)
Loan capital	(484)	(409)	(347)	(439)	(330)
Subsidiaries	—	—	—	(1,294)	(896)
Trading liabilities	(1,911)	(964)	(822)	(1,929)	(762)
Deposits at fair value	(4,286)	(2,500)	(1,940)	(3,986)	(2,251)
Other	(1,174)	(810)	(586)	(895)	(521)
Total interest expense	(21,859)	(15,762)	(12,449)	(19,679)	(13,463)
Net interest income	7,222	6,313	5,642	6,064	5,239
Impairment charges	(931)	(482)	(375)	(775)	(404)
Net interest income after impairment charges	6,291	5,831	5,267	5,289	4,835

(1)	Included within total interest income is $28 million (2007 $23 million, 2006 $18 million) of interest income accrued on impaired financial assets.

Notes to the financial statements

Note 3.  Non-interest income

	Consolidated			Parent Entity
	2008	2007	2006	2008	2007
	$m	$m	$m	$m	$m
Fees and commissions
Banking and credit related fees	553	519	497	472	460
Transaction fees and commissions received	1,133	1,149	1,087	937	942
Service and management fees	47	45	37	5	2
Other non-risk fee income	206	119	145	294	263
Total fees and commissions	1,939	1,832	1,766	1,708	1,667
Wealth management and insurance income
Life insurance and funds management net operating income	868	1,146	980	—	—
General insurance premiums less claims incurred	110	113	104	—	2
Total wealth management and insurance income	978	1,259	1,084	—	2
Trading income
Foreign exchange income	514	409	279	456	356
Other trading securities	218	251	246	291	(21)
Total trading income	732	660	525	747	335
Other income
Dividends received from subsidiaries	—	—	—	597	490
Dividends received from other entities	15	14	9	16	15
Rental income	1	2	3	1	1
Gain on disposal of assets:
Net gain/(loss) from available-for-sale securities	(3)	20	35	1	17
Other net gains on disposal of assets(1)	460	2	9	237	—
Net gain/(loss) on ineffective hedges	3	(2)	3	3	(2)
Hedging overseas operations	(57)	(16)	(34)	—	21
Net gain/(loss) on derivatives held for risk management purposes	86	(11)	—	86	(27)
Net gain/(loss) on financial instruments designated at fair value	(1)	3	74	223	(4)
Other	45	97	101	33	42
Total other income	549	109	200	1,197	553
Total non-interest income	4,198	3,860	3,575	3,652	2,557
Wealth management and insurance income comprised
Funds management income	566	538	462	—	—
Life insurance premium income/(expense)	390	355	293	—	—
Life insurance investment income/(expense) and other income/(expense)	(1,864)	2,015	1,721	—	—
Life insurance claims and change in life insurance liabilities	1,776	(1,762)	(1,497)	—	—
General insurance premiums earned	218	204	183	—	—
General insurance commissions, investment and other income	2	2	2	—	2
General insurance claims incurred, underwriting and commission expenses	(110)	(93)	(80)	—	—
Total wealth management and insurance income	978	1,259	1,084	—	2

(1)	Includes profit from the partial sale of BT Investment Management of $141 million and profit from the receipt and sale of shares in Visa Inc. of $295 million.

Note 4.  Operating expenses

	Consolidated			Parent Entity
	2008	2007	2006	2008	2007
	$m	$m	$m	$m	$m
Salaries and other staff expenses
Salaries and wages	2,207	2,030	1,820	1,626	1,496
Employee entitlements	162	170	154	133	147
Payroll tax	148	116	100	125	98
Fringe benefits tax	24	23	24	21	21
Superannuation costs:
Defined contribution plans	133	116	91	117	91
Defined benefit plans (Note 36)	6	3	17	6	6
Equity based compensation	92	53	63	64	53
Restructuring costs(1)	124	19	27	103	14
Other	19	27	28	4	7
Total salaries and other staff expenses	2,915	2,557	2,324	2,199	1,933
Equipment and occupancy expenses
Operating lease rentals	298	262	240	218	195
Depreciation and amortisation:
Premises	1	2	2	1	—
Leasehold improvements	38	32	23	29	22
Furniture and equipment	37	38	38	30	30
Technology	61	59	50	49	46
Software	187	177	163	137	143
Impairment charges:
Software	164	10	12	154	10
Technology	29	—	—	29	—
Leasehold improvements	5	—	—	5	—
Equipment repairs and maintenance	39	38	36	33	31
Electricity, water and rates	7	9	9	5	5
Land tax	2	—	2	2	—
Other	27	1	39	10	—
Total equipment and occupancy expenses	895	628	614	702	482
Other expenses
Amortisation of deferred expenditure	4	3	4	31	30
Non-lending losses	53	48	54	48	35
Purchased services:
Technology and information services	158	144	139	99	91
Legal	27	25	24	19	19
Other professional services	298	271	275	274	234
Stationery	51	54	53	32	35
Postage and freight	103	96	99	77	74
Outsourcing costs	486	467	477	399	381
Insurance	11	10	13	8	8
Advertising	99	90	75	54	59
Training	17	19	20	10	13
Travel	59	60	55	46	47
Other expenses	76	71	69	141	152
Impaiment charges – goodwill	18	—	—	—	—
Total other expenses	1,460	1,358	1,357	1,238	1,178
Operating expenses	5,270	4,543	4,295	4,139	3,593

(1)

Included is $113 million relating to the restructuring program in 2008 of which there are no material individual components. The program is aimed at redesigning product processes and operations to better support our customers and enhance efficiencies.

Notes to the financial statements

Note 5.  Income tax

	Consolidated			Parent Entity
	2008	2007	2006	2008	2007
	$m	$m	$m	$m	$m
The income tax expense for the year is reconciled to the profit before income tax as follows
Profit before income tax expense	5,219	5,148	4,547	4,802	3,799
Prima facie income tax based on the Australian company tax rate of 30%	1,566	1,544	1,364	1,440	1,140
The effect of amounts which are not deductible (assessable) in calculating taxable income
Change in tax rate(1)	4	5	—	—	(1)
Rebateable and exempt dividends	(33)	(43)	(49)	(193)	(222)
Tax losses not previously recognised now brought to account	(5)	3	24	(12)	(36)
Life insurance:
Tax adjustment on policy holders’ earnings(2)	(138)	64	43	—	—
Adjustment for life business tax rates	(12)	(5)	(3)	—	—
Other non-assessable items	(79)	(30)	(138)	(52)	(33)
Other non-deductible items	54	94	120	33	53
Adjustment for overseas tax rates	6	21	21	(12)	8
Income tax (over)/under provided in prior years	(26)	(11)	36	(15)	(12)
Other items	(50)	(12)	4	(31)	38
Total income tax expense in the income statement	1,287	1,630	1,422	1,158	935
Income tax analysis
Income tax expense attributable to profit from ordinary activities comprised:
Current income tax:
Australia	1,108	1,272	1,085	828	878
Overseas	255	268	257	95	(33)
	1,363	1,540	1,342	923	845
Deferred income tax:
Australia	(38)	84	16	246	5
Overseas	(12)	17	28	4	97
	(50)	101	44	250	102
(Over)/under provision in prior years:
Australia	(15)	(13)	35	(7)	(10)
Overseas	(11)	2	1	(8)	(2)
	(26)	(11)	36	(15)	(12)
Total Australia	1,055	1,343	1,136	1,067	873
Total overseas	232	287	286	91	62
Total income tax expense attributable to profit from ordinary activities	1,287	1,630	1,422	1,158	935

(1)

The company tax rate in New Zealand reduced from 33% to 30% effective for the Group from 1 October 2008, and the company tax rate in the United Kingdom reduced from 30% to 28% effective for the Group during 2008. The impact of the change in the income tax rates has been taken into account in the measurement of deferred taxes at the end of the reporting period.

(2)

In accordance with the requirements of Australian Accounting Standard AASB 1038, our tax expense for the year ended 30 September 2008 includes a $198 million tax credit on policyholders’ investment earnings ($92 million tax charge in the year ended 30 September 2007, $61 million tax charge in the year ended 30 September 2006) of which $60 million is in the prima facie tax benefit ($28 million tax expense in the year ended 30 September 2007, $18 million tax expense in the year ended 30 September 2006) and the balance of $138 million ($64 million in the year ended 30 September 2007, $43 million in the year ended 30 September 2006) is shown here.

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

Note 5.  Income tax (continued)

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

Note 6.  Dividends

	Consolidated			Parent Entity
	2008	2007	2006	2008	2007
	$m	$m	$m	$m	$m
Recognised amounts
Ordinary dividends
2007 final dividend paid 68 cents per share (2006 60 cents per share, 2005 51 cents per share) all fully franked at 30%	1,265	1,101	953	1,268	1,104
2008 interim dividend paid 70 cents per share (2007 63 cents per share, 2006 56 cents per share) all fully franked at 30%	1,311	1,164	1,024	1,315	1,166
Total ordinary dividends	2,576	2,265	1,977	2,583	2,270
Distributions on other equity instruments
Convertible debentures	—	—	—	73	68
Total distributions on other equity instruments	—	—	—	73	68
Dividends not recognised at year end
Since year end the Directors have recommended the payment of the following final ordinary dividend:
Ordinary shares 72 cents per share (2007 68 cents per share, 2006 60 cents per share) all fully franked at 30%	1,358	1,265	1,101	1,364	1,268

The amount disclosed as ‘recognised’ for ordinary dividends is the final dividend paid in respect of the prior financial year and the interim dividend paid in respect of the current financial year.

The Board has determined to satisfy the dividend reinvestment plan (DRP) for the 2008 final dividend by issuing Westpac ordinary shares. The price at which shares will be issued under the DRP will include a discount of 2.5%. The balance of the dividend not reinvested by shareholders in the DRP will be fully underwritten.

	Parent Entity
	2008	2007	2006
	$m	$m	$m
Franking account balance
Franking account balance as at year end	923	897	815
Franking credits that will arise from payment of current income tax	(214)	(71)	77
Adjusted franking account balance after payment of current income tax	709	826	892
Franking credits to be utilised for payment of unrecognised final dividend	(597)	(552)	(475)
Adjusted franking account balance	112	274	417

Notes to the financial statements

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

	Consolidated
	2008		2007		2006
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($ million)
Net profit	3,932	3,932	3,518	3,518	3,125	3,125
Net profit attributable to minority interest	(73)	(73)	(67)	(67)	(54)	(54)
Distribution on New Zealand Class shares	—	—	—	—	—	—
Distribution on RSP treasury shares	(4)	—	(1)	—	—	—
FIRsTS distributions	—	7	—	44	—	44
2004 TPS distributions	—	23	—	31	—	37
2007 convertible notes	—	39	—	22	—	—
2008 Stapled preferred securities	—	8
Earnings	3,855	3,936	3,450	3,548	3,071	3,152

Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	1,879	1,879	1,852	1,852	1,842	1,842
Effect of own shares held	(8)	(8)	(6)	(6)	(5)	(5)
Potential dilutive adjustment:
Exercise of options and vesting of restricted shares	—	10	—	7	—	5
Conversion of 2004 TPS	—	28	—	22	—	31
Conversion of FIRsTS	—	7	—	24	—	29
2007 convertible notes	—	43	—	16	—	—
2008 Stapled preferred securities	—	8
Total weighted average number of ordinary shares	1,871	1,967	1,846	1,915	1,837	1,902
Earnings per ordinary share (cents)	206.0	200.1	186.9	185.3	167.2	165.7

During the year 5,429,056 (2007 2,853,969, 2006 5,370,963) options and performance share rights were converted to ordinary shares.  The diluted earnings per share calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion.

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

Subsequent to 30 September 2008:

•                  2,399 performance share rights were granted to employees (2007 nil, 2006 18,600 performance share rights) under the Westpac Performance Plan;

•                  20,000 ordinary shares were issued to employees due to the exercise of options (2007 93,285, 2006 61,000); and

•                  36,169 ordinary shares were issued to employees due to the exercise of performance share rights (2007 22,513, 2006 11,161).

Information concerning the classification of securities

Options and share rights

Options and share rights granted to employees prior to 30 September 2008 under the Westpac Performance Plan, Chief Executive Share Option Agreement, Chief Executive Securities Agreement, General Management Share Option Plan and Senior Officers’ Share Purchase Scheme are considered to be potentially ordinary shares and have been included in the determination of diluted earnings per share.  The options and share rights have not been included in the determination of basic earnings per share.  Details relating to options and share rights are set out in Note 26.

Note 7.  Earnings per share (continued)

FIRsTS

FIRsTS were redeemed for cash on 31 December 2007.  As FIRsTS could be exchanged into ordinary shares if a tax or regulatory event occurred or automatically converted in the event of a default, the potential dilutive impact has been considered.  For the year ended 30 September 2008 FIRsTS were dilutive (2007 dilutive, 2006 dilutive) and have been included in the determination of dilutive earnings per share.  The computation of the number of ordinary shares that may arise from conversion has been weighted for the proportion of the year that FIRsTS were on issue.  FIRsTS have not been included in the determination of basic earnings per share.  Refer to Note 23 for further details.

2004 TPS

As 2004 TPS can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered.  For the 2008 financial year, 2004 TPS were dilutive (2007 dilutive, 2006 dilutive) and have been included in the determination of diluted earnings per share.  2004 TPS have not been included in the determination of basic earnings per share.  Refer to Note 23 for further details.

2007 convertible notes

The 2007 convertible notes are unsecured, unsubordinated, redeemable, convertible notes that were issued by Westpac in a private placement on 19 April 2007.  As they can be exchanged into ordinary shares at the discretion of Westpac upon certain conditions being satisfied, any dilutive impact must be considered.  For the year ended 30 September 2008, the 2007 convertible notes were dilutive (2007 dilutive) and have been included in the determination of diluted earnings per share.  The computation of the number of ordinary shares that may arise from conversion was weighted for the proportion of the year that instruments were on issue in 2007.

Restricted Share Plan (RSP)

During the year ended 30 September 2008, 2,050,587 ordinary shares (2007 1,329,152) were purchased on market at an average purchase price of $24.37 (2007 $24.00) and allocated to eligible senior management under the RSP.  Full entitlement to these shares do not vest until a service period has been completed.

Westpac stapled preferred securities (SPS)

Westpac SPS are securities, each consisting of a perpetual, unsecured, non-cumulative subordinated note issued by the Group’s New York branch, stapled to a preference share issued by Westpac.  The instruments were issued on 30 July 2008.  As the SPS can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered.  For the year ended 30 September 2008 the SPS were dilutive and have been included in the determination of diluted earnings per share.  The computation of the number of ordinary shares in 2008, which may arise from conversion, has been weighted for the proportion of the year that the instruments were on issue.

The terms and conditions associated with loan capital is discussed in more detail in Note 23.

Note 8.  Due from other financial institutions

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Placements	3,050	2,515	3,015	2,482
Loans to other banks	7,384	10,775	2,393	4,188
Certificates of deposit(1)	10,911	15,089	10,911	15,089
Total due from other financial institutions	21,345	28,379	16,319	21,759

(1) Certificates of deposit are measured at fair value through profit or loss.  At 30 September 2008, certificates of deposit due from other financial institutions sold, but subject to repurchase agreements of $9.7 billion (2007 $2.9 billion) was disclosed as part of Trading securities (refer to Note 9).

Amounts due from other financial institutions based on location and nature are outlined below:

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Australia
Interest earning	16,147	24,022	12,090	18,301
Non-interest earning	4	3	4	2
Total Australia	16,151	24,025	12,094	18,303
Overseas
Interest earning	5,192	4,352	4,225	3,455
Non-interest earning	2	2	—	1
Total Overseas	5,194	4,354	4,225	3,456
Total due from other financial institutions	21,345	28,379	16,319	21,759

Notes to the financial statements

Note 9.  Trading securities and other financial assets designated at fair value

	Consolidated			Parent Entity
	2008	2007	2006	2008	2007
	$m	$m	$m	$m	$m
Securities	35,982	17,138	11,725	32,786	13,483
Securities purchased under agreement to resell	3,552	5,099	1,835	3,552	5,099
Total trading securities	39,534	22,237	13,560	36,338	18,582
Other financial assets designated at fair value	2,547	1,179	3,282	1,480	830
Total trading securities and other financial assets designated at fair value	42,081	23,416	16,842	37,818	19,412

Trading securities includes the following:

	Consolidated			Parent Entity
	2008	2007	2006	2008	2007
	$m	$m	$m	$m	$m
Australian public securities:
Commonwealth securities	290	221	189	290	221
Semi-government securities	5,064	2,932	3,470	5,064	2,932
Australian equity securities	203	71	280	203	—
Australian debt securities	27,289	9,233	6,214	25,449	9,108
Overseas public securities	130	298	310	130	278
Overseas debt securities	3,006	4,383	1,262	1,650	944
Total securities	35,982	17,138	11,725	32,786	13,483
Securities purchased under agreement to resell	3,552	5,099	1,835	3,552	5,099
Total trading securities	39,534	22,237	13,560	36,338	18,582

Other financial assets designated at fair value include:

	Consolidated			Parent Entity
	2008	2007	2006	2008	2007
	$m	$m	$m	$m	$m
Australian debt securities	1,672	1,179	601	645	830
Overseas debt securities	875	—	2,681	835	—
Total other financial assets designated at fair value	2,547	1,179	3,282	1,480	830

Note 10.  Available-for-sale securities

	Consolidated			Parent Entity
	2008	2007	2006	2008	2007
	$m	$m	$m	$m	$m
Available-for-sale securities – at fair value
Australian debt securities	291	544	342	233	140
Overseas public securities	898	333	191	269	85
Overseas debt securities	203	193	337	31	375
Australian equity securities	10	9	74	6	6
Overseas equity securities	201	—	—	—	—
	1,603	1,079	944	539	606
Available-for-sale securities – at cost(1)
Unlisted securities	10	10	25	1	1
Total available-for-sale securities	1,613	1,089	969	540	607

(1) Investments in certain unlisted equity instruments are measured at cost at 30 September 2008 because the fair value cannot be reliably measured.  These investments represent minority interest in companies for which active markets do not exist and quoted prices are not available.

Other than securities issued by Australian Commonwealth or state governments, the Group held no trading and available-for-sale securities of a single issuer, the book value of which, in aggregate, exceeded 10% of total equity as at 30 September 2008 and 30 September 2007.

The movement in available-for-sale securities may be summarised as follows:

	Consolidated	Parent Entity
	$m	$m
At 1 October 2007 – available-for-sale securities	1,089	607
Additions	4,875	688
Disposals (sale and redemption)	(4,514)	(811)
Impairment charges	(1)	—
Exchange differences on monetary assets	131	27
Gains/losses from changes in fair value	33	29
At 30 September 2008 – available-for-sale securities	1,613	540

Notes to the financial statements

Note 10.  Available-for-sale securities (continued)

The following table shows the maturities of the Group’s available-for-sale securities and the weighted-average carrying yield for each range of available-for-sale securities as at 30 September 2008.  There are no tax-exempt securities.

	Within		Over		Over		Over		No Specific			Weighted
	1 Year		1 to 5 Years		5 to 10 Years		10 Years		Maturity		Total	Average
	$m	%	$m	%	$m	%	$m	%	$m	%	$m	%
2008 available-for-sale securities
Carrying amount at fair value
Australian debt/equity securities:
Mortgage backed securities	—	—	67	10.3	—	—	—	—	—	—	67	7.4
Other debt/equity securities	8	—	—	—	235	2.5	—	—	1	—	244	3.9
Overseas public securities	846	5.8	52	—	—	—	—	—	—	—	898	5.5
Overseas debt securities	12	3.1	155	5.1	36	3.2	—	—	—	—	203	4.2
Overseas equity securities	—	—	—	—	—	—	—	—	201	0.3	201	0.3
Total by maturity at fair value	866		274		271		—		202		1,613
2007 available-for-sale securities
Carrying amount at fair value
Australian debt securities:
Mortgage backed securities	11	7.1	19	9.1	—	—	—	—		—	30	8.3
Other debt securities	425	4.6	—	—	100	5.2	—	—		—	525	2.3
Overseas public securities	482	3.4	—	—	—	—	—	—		—	482	3.4
Overseas debt securities	4	5.0	48	8.3	—	—	—	—		—	52	8.5
Total by maturity at fair value	922		67		100		—			—	1,089

Available-for-sale securities revalued to fair value resulted in a gain of $48 million being recognised directly in equity (refer to Note 25).

The maturity profile is determined based upon contractual terms for available-for-sale instruments.

Note 11.  Loans

Loan products that have both a mortgage and deposit facility have been presented on a gross basis in the balance sheet.  This represents a change in presentation from that adopted in previous years and has resulted in an increase to loans and deposits of $4.0 billion at 30 September 2008; 30 September 2007 balances have also been revised by $2.8 billion.  The impact of these adjustments did not result in a material revision to any of the previously issued financial statements. This impacts the presentation of loans and deposits throughout the financial statements.  Loans have been revised in Note 27, Note 28, Note 29 and Note 33.

Loans are classified based on the location of the lending office:

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Australia
Overdrafts	2,973	3,045	2,973	3,045
Credit card outstandings	7,536	7,310	7,536	7,310
Overnight and at call money market loans	297	280	297	280
Acceptance of finance	24,499	21,847	24,499	21,847
Term loans(1):
Housing	132,039	113,396	131,430	112,115
Housing – line of credit	13,217	14,280	13,217	14,280
Non-housing	69,285	56,484	69,629	56,799
Finance leases	4,900	4,345	4,804	4,248
Margin lending	3,833	4,939	3,907	5,013
Other	4,293	3,105	4,226	3,965
Total Australia	262,872	229,031	262,518	228,902
New Zealand
Overdrafts	1,254	1,200	299	286
Credit card outstandings	937	885	—	—
Overnight and at call money market loans	1,341	1,787	843	1,206
Term loans:
Housing	26,134	24,820	—	—
Non-housing	16,437	13,738	5,860	4,484
Other	735	897	471	531
Total New Zealand	46,838	43,327	7,473	6,507
Total Other Overseas	5,780	4,388	4,476	3,586
Total loans	315,490	276,746	274,467	238,995
Provisions on loans (refer to Note 12)	(1,945)	(1,369)	(1,670)	(1,187)
Total net loans	313,545	275,377	272,797	237,808

(1)   Securitised loans are included in total net loans above, further details on securitised assets is disclosed in Note 32.

Notes to the financial statements

Note 11.  Loans (continued)

During the current year we have modified the presentation of loans by industry to align external reporting with the basis of presentation for internal reporting.  The industry clusters presented below are based upon ANZSIC codes.  The revised industry classifications impact Note 11, Note 12 and Note 28.

	Consolidated
	2008	2007
	$m	$m
Australia
Accomodation, cafes and restaurants	3,862	3,285
Agriculture, forestry and fishing	5,625	4,835
Construction	4,201	3,541
Finance and insurance	18,570	12,333
Government, administration and defence	451	564
Manufacturing	10,223	8,954
Mining	1,864	1,124
Property	29,194	22,975
Property services and business services	6,781	5,158
Services(1)	6,853	6,410
Trade(2)	10,768	8,740
Transport and storage	5,485	4,020
Utilities(3)	2,347	2,070
Retail lending	154,985	139,202
Other	1,663	5,820
Total Australia	262,872	229,031
Overseas
Accomodation, cafes and restaurants	383	1,028
Agriculture, forestry and fishing	4,291	3,740
Construction	551	420
Finance and insurance	3,523	3,700
Government, administration and defence	285	231
Manufacturing	2,164	1,255
Mining	279	265
Property	4,824	5,700
Property services and business services	283	212
Services(1)	2,164	1,635
Trade(2)	2,375	2,430
Transport and storage	1,441	825
Utilities(3)	1,104	683
Retail lending	27,798	25,092
Other	1,153	499
Total Overseas	52,618	47,715
Total loans	315,490	276,746
Provisions on loans	(1,945)	(1,369)
Total net loans	313,545	275,377

(1)   Services includes Education, Health and Community Services, Cultural and Recreational Services and Personal and Other Services.

(2)   Trade includes Wholesale Trade and Retail Trade.

(3)   Utilities includes Electricity, Gas and Water and Communication Services.

Note 11.  Loans (continued)

	Consolidated Contractual Maturity Distribution of All Loans by Type of Customer as at 30 September 2008
		Over	Over
		1 Day to	3 Months	Over 1 to	Over
	Overdrafts	3 Months	to 1 Year	5 Years	5 Years	Total
	$m	$m	$m	$m	$m	$m
Loans by type of customer in Australia
Accomodation, cafes and restaurants	88	243	260	2,038	1,233	3,862
Agriculture, forestry and fishing	264	860	356	1,671	2,474	5,625
Construction	281	310	497	1,970	1,143	4,201
Finance and insurance	470	3,387	5,409	4,974	4,330	18,570
Government, administration and defence	—	6	16	110	319	451
Manufacturing	327	701	2,102	5,351	1,742	10,223
Mining	17	41	95	1,513	198	1,864
Property	257	5,183	5,036	13,706	5,012	29,194
Property services and business services	228	457	681	3,871	1,544	6,781
Services	146	367	554	3,734	2,052	6,853
Trade	639	1,656	1,132	3,726	3,615	10,768
Transport and storage	89	130	471	4,003	792	5,485
Utilities	8	21	172	1,749	397	2,347
Retail lending	3,641	11,383	2,178	22,560	115,223	154,985
Other	58	428	65	284	828	1,663
Total Australia	6,513	25,173	19,024	71,260	140,902	262,872
Total Overseas	1,394	9,458	2,893	8,063	30,810	52,618
Total loans	7,907	34,631	21,917	79,323	171,712	315,490

	Consolidated Contractual Maturity Distribution of All Loans by Type of Customer as at 30 September 2007
		Over	Over
		1 Day to	3 Months	Over 1 to	Over
	Overdrafts	3 Months	to 1 Year	5 Years	5 Years	Total
	$m	$m	$m	$m	$m	$m
Loans by type of customer in Australia
Accomodation, cafes and restaurants	76	183	478	1,429	1,119	3,285
Agriculture, forestry and fishing	298	680	334	1,307	2,216	4,835
Construction	260	206	655	1,310	1,110	3,541
Finance and insurance	77	1,436	3,047	4,557	3,214	12,333
Government, administration and defence	—	4	19	213	329	564
Manufacturing	363	866	1,699	4,432	1,594	8,954
Mining	8	18	244	651	203	1,124
Property	267	3,447	4,399	10,403	4,459	22,975
Property services and business services	221	353	462	2,938	1,184	5,158
Services	148	347	1,430	2,534	1,951	6,410
Trade	690	1,209	780	3,191	2,870	8,740
Transport and storage	71	334	177	2,690	748	4,020
Utilities	2	38	676	1,036	317	2,070
Retail lending	5,163	10,141	2,333	20,766	100,799	139,202
Other	107	606	357	2,432	2,319	5,820
Total Australia	7,751	19,868	17,090	59,889	124,432	229,031
Total Overseas	114	11,619	2,761	6,491	26,730	47,715
Total loans	7,865	31,487	19,851	66,380	151,162	276,745

The maturity distribution of loans by type of customer has been restated at 30 September 2007 to reflect acceptance of finance products based on the facility maturity rather than the next roll date.  The restatement has resulted in a decrease of $18 billion in the over 1 day to 3 months category, with a corresponding increase in the over 5 years maturity.

Notes to the financial statements

Note 11.  Loans (continued)

	Consolidated
		2008			2007
	Loans at	Loans at		Loans at	Loans at
	Variable	Fixed		Variable	Fixed
	Interest	Interest		Interest	Interest
	Rates	Rates	Total	Rates	Rates	Total
	$m	$m	$m	$m	$m	$m
Interest rate segmentation of Group loans maturing after one year
By offices in Australia	168,722	43,440	212,162	138,078	27,956	166,034
By offices Overseas	9,420	29,453	38,873	6,855	26,366	33,221
Total loans maturing after one year	178,142	72,893	251,035	144,933	54,322	199,255

Loans include the following finance receivables:

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Gross investment in finance leases, receivable:
Due within one year	412	410	405	312
Due after one year but not later than five years	4,740	4,168	4,657	4,151
Due after five years	653	405	644	402
Unearned future finance income on finance leases	(857)	(611)	(855)	(593)
Net investment in finance leases	4,948	4,372	4,851	4,272
Accumulated allowance for uncollectible minimum lease payments	(8)	(4)	(8)	(4)
Net investment in finance leases after accumulated allowance	4,940	4,368	4,843	4,268
The net investment in finance leases may be analysed as follows:
Due within one year	391	399	383	312
Due after one year but not later than five years	4,069	3,655	3,987	3,645
Due after five years	488	318	480	315
Total net investment in finance leases	4,948	4,372	4,850	4,272

Note 12.  Provisions for impairment charges

	Consolidated			Parent Entity
	2008	2007	2006	2008	2007
	$m	$m	$m	$m	$m
Collectively assessed provisions
Balance as at beginning of the year	1,410	1,194	1,530	1,235	1,183
Adjustment on transition to A-IFRS	—	—	(545)	—	—
Restated balance as at beginning of the year	1,410	1,194	985	1,235	1,183
New provisions raised	606	444	369	513	378
Write-offs	(378)	(302)	(227)	(323)	(422)
Discount unwind	130	115	92	110	115
Exchange rate adjustments	(7)	(41)	(25)	(2)	(19)
Balance as at end of the year	1,761	1,410	1,194	1,533	1,235
Individually assessed provisions
Balance as at beginning of the year	148	164	199	126	163
New individually assessed provisions	447	130	144	365	105
Write-backs	(90)	(70)	(113)	(72)	(57)
Write-offs	(93)	(69)	(68)	(70)	(78)
Discount unwind	(6)	—	2	(6)	—
Exchange rate adjustments	7	(7)	—	3	(7)
Balance as at end of the year	413	148	164	346	126
Total provisions for impairment charges and credit commitments	2,174	1,558	1,358	1,879	1,361
Less provisions for credit commitments (refer to Note 20)	(229)	(189)	(158)	(209)	(174)
Total provisions on loans	1,945	1,369	1,200	1,670	1,187

	Consolidated			Parent Entity
	2008	2007	2006	2008	2007
	$m	$m	$m	$m	$m
Reconciliation of impairment charges
New individually assessed provisions	447	130	144	365	105
Write-backs	(90)	(70)	(113)	(72)	(57)
Recoveries	(32)	(22)	(25)	(31)	(22)
New collectively assessed provisions	606	444	369	513	378
Impairment charges	931	482	375	775	404

Notes to the financial statements

Note 12.  Provisions for impairment charges (continued)

During the current year we have modified the presentation of the provision for impairment charges by industry, to align external reporting with the basis of internal reporting.  The industry clusters presented below are based upon ANZSIC codes.  The revised industry classifications impact Note 11, Note 12 and Note 28.

The reconciliation of impairment charges can be disaggregated by class of financial asset as follows:

	Consolidated
	2008		2007
	$m	%	$m	%
Individually assessed provision by type of customer Australia
Accomodation, cafes and restaurants	1	—	6	0.4
Agriculture, forestry and fishing	3	0.1	3	0.2
Construction	3	0.1	1	0.1
Finance and insurance	50	2.3	—	—
Manufacturing	17	0.8	31	2.0
Mining	—	—	2	0.1
Property	21	1.0	5	0.3
Property services and business services	30	1.4	7	0.4
Services(1)	137	6.3	3	0.2
Trade(2)	55	2.6	17	1.1
Transport and storage	3	0.1	1	0.1
Retail lending	9	0.4	4	0.3
Other	2	0.1	10	0.6
Total Australia	331	15.2	90	5.8
New Zealand
Accomodation, cafes and restaurants	1	—	—	—
Agriculture, forestry and fishing	6	0.3	—	—
Construction	1	—	—	—
Manufacturing	1	—	2	0.1
Property	21	1.0	3	0.2
Property services and business services	1	—	2	0.1
Services(1)	1	—	6	0.4
Trade(2)	4	0.2	9	0.6
Retail lending	20	0.9	—	—
Total New Zealand	56	2.4	22	1.4
Other Overseas
Accomodation, cafes and restaurants	1	—	—	—
Agriculture, forestry and fishing	1	—	—	—
Manufacturing	5	0.2	5	0.3
Mining	1	—	—	—
Property	9	0.4	—	—
Property services and business services	2	0.1	3	0.2
Trade(2)	2	0.1	—	—
Transport and storage	2	0.1	—	—
Utilities(3)	—	—	28	1.8
Retail lending	1	—	—	—
Other	2	0.1	—	—
Total Other Overseas	26	1.0	36	2.3
Total Overseas	82	3.4	58	3.7
Total individually assessed provisions	413	18.6	148	9.5
Total collectively assessed provisions	1,761	81.4	1,410	90.5
Total provisions for impairment charges and credit commitments	2,174	100.0	1,558	100.0

(1)	Services includes Education, Health and Community Services, Cultural and Recreational Services and Personal and Other Services.
(2)	Trade includes Wholesale Trade and Retail Trade.
(3)	Utilities includes Electricity, Gas and Water and Communication Services.

Note 12.  Provisions for impairment charges (continued)

The following tables show details of loans written-off and recoveries of loans written off by type of customer and geographic category for the past two years:

	Consolidated
	2008	2007
	$m	$m
Write-offs and recoveries
Write-offs
Australia
Accomodation, cafes and restaurants	(3)	(2)
Agriculture, forestry and fishing	(7)	(5)
Construction	(5)	(2)
Finance and insurance	—	(2)
Manufacturing	(30)	(6)
Property	(8)	(2)
Property services and business services	(18)	(10)
Services	(6)	(3)
Trade	(10)	(36)
Transport and storage	(7)	(5)
Retail lending	(291)	(266)
Other	(9)	(16)
Total Australia	(394)	(355)
New Zealand
Manufacturing	(1)	(2)
Property	(2)	(1)
Property services and business services	(2)
Services	(1)	(1)
Trade	(16)
Retail lending	(53)	(2)
Total New Zealand	(75)	(6)
Other Overseas
Manufacturing	—	(2)
Utilities	—	(8)
Retail lending	(1)
Other	(1)	—
Total Other Overseas	(2)	(10)
Total write-offs	(471)	(371)
Write-offs in relation to:
Collectively assessed provision	(378)	(302)
Individually assessed provision	(93)	(69)
Total write-offs	(471)	(371)
Recoveries
Australia
Construction	—	1
Manufacturing	1	2
Trade	—	1
Retail lending	22	16
Other	—	2
Total Australia	23	22
Total New Zealand	—	—
Total Other Oveseas	9	—
Total recoveries	32	22
Net write-offs and recoveries	(439)	(349)

Notes to the financial statements

Note 13.  Goodwill and other intangible assets

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	2,398	2,403	784	1,201
Additions	138	—	—	—
Disposals	(85)	—	—	(417)
Impairment	(18)	—	—	—
Exchange rate and other adjustments	(8)	(5)	—	—
Balance as at end of the year	2,425	2,398	784	784
Computer software
Balance as at beginning of the year	527	480	393	470
Additions	300	251	233	204
Disposals	—	—	—	(113)
Impairment	(164)	(10)	(154)	(10)
Amortisation	(187)	(177)	(137)	(143)
Exchange rate adjustments	(3)	(2)	2	(3)
Other(1)	(9)	(15)	(9)	(12)
Balance as at end of the year	464	527	328	393
Cost	1,297	1,481	1,011	1,134
Accumulated amortisation	(833)	(954)	(683)	(741)
Carrying amount	464	527	328	393
Other intangible assets
Balance as at beginning of the year	64	69	17	30
Additions	40	—	—	—
Amortisation	(4)	(5)	(12)	(13)
Balance as at end of the year	100	64	5	17
Cost	181	141	37	37
Accumulated amortisation	(81)	(77)	(32)	(20)
Carrying amount	100	64	5	17
Total goodwill and other intangible assets	2,989	2,989	1,117	1,194

(1)

During the current financial year capitalised computer software costs that are integral to associated hardware have been reclassified to property, plant and equipment as this better reflects the nature of the item.

Goodwill has been allocated to the following cash-generating units:

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Business Financial Services	199	213	199	213
Consumer Financial Services	524	392	392	391
BT Financial Group Australia	1,075	1,217	193	180
New Zealand Retail Banking	422	430	—	—
BT New Zealand	12	30	—	—
Hastings	54	54	—	—
Westpac Institutional Bank	126	56	—	—
Bank of Tonga	13	6	—	—
Total goodwill	2,425	2,398	784	784

An impairment of $18 million (2007 nil) was recognised with respect to goodwill during the year.  This related to BTNZ.  The recoverable amount of each CGU is determined based on the future cash flow projection discounted by the Group’s after tax return on equity rate of 11.0% (2007 10.5%) adjusted to a pre-tax rate.  All future cash flows are based on approved three year strategic plans.  While the strategic business plan assumes certain economic conditions, the forecast is not reliant on one particular assumption.  These business forecasts applied by management are considered appropriate as they are based on past experience and are consistent with observable current market information.  The growth rates after 2011 are assumed to be zero for all CGUs for the goodwill impairment testing purpose.

Note 14.  Property, plant and equipment

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Premises and sites
Cost	118	116	74	56
Accumulated depreciation	(29)	(35)	(7)	(6)
Net carrying amount	89	81	67	50
Leasehold improvements
Cost	447	366	316	242
Accumulated amortisation	(278)	(243)	(187)	(158)
Net carrying amount	169	123	129	84
Furniture and equipment
Cost	571	539	454	422
Accumulated depreciation	(420)	(390)	(321)	(296)
Net carrying amount	151	149	133	126
Technology
Cost	573	592	416	437
Accumulated depreciation	(477)	(456)	(349)	(332)
Net carrying amount	96	136	67	105
Total property, plant and equipment	505	489	396	365

Notes to the financial statements

Note 14.  Property, plant and equipment (continued)

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Premises and sites
Balance as at beginning of the year	81	79	50	45
Additions	24	7	20	7
Disposals	(14)	(2)	(2)	(1)
Depreciation	(1)	(2)	(1)	—
Exchange rate adjustments	(1)	(1)	—	(1)
Balance as at end of the year	89	81	67	50
Leasehold improvements
Balance as at beginning of the year	123	104	84	61
Additions	90	53	80	45
Disposals	(1)	(1)	(1)	—
Impairment charges	(5)	—	(5)	—
Amortisation	(38)	(32)	(29)	(22)
Exchange rate adjustments	—	(1)	—	—
Balance as at end of the year	169	123	129	84
Furniture and equipment
Balance as at beginning of the year	149	150	126	125
Additions	40	38	37	31
Disposals	(1)	(1)	(1)	—
Depreciation	(37)	(38)	(30)	(30)
Exchange rate adjustments	—	—	1	—
Balance as at end of the year	151	149	133	126
Technology
Balance as at beginning of the year	136	133	105	121
Additions	42	49	31	38
Disposals	(1)	(1)	—	(19)
Impairment charges	(29)	—	(29)	—
Depreciation	(61)	(59)	(49)	(46)
Exchange rate adjustments	—	(1)	—	(1)
Other(1)	9	15	9	12
Balance as at end of the year	96	136	67	105

(1)

During the current financial year capitalised computer software costs that are integral to associated hardware have been reclassified to property, plant and equipment as this better reflects the nature of the item.

Property, plant and equipment under construction

There are no significant items of property, plant and equipment that are currently under construction.

Note 15.  Deferred tax assets

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
The balance comprises temporary differences attributable to:
Amounts recognised in profit or loss
Provision for impairment charge on loans	594	406	500	344
Provision for employee benefits	248	302	208	258
Treasury/financial market products	1,000	1,568	929	1,582
Property, plant and equipment	44	56	36	35
Loans – carrying amount adjustments	59	57	59	57
Provision for non-lending losses	10	8	8	6
Provision for credit commitments	53	44	53	44
Provision for restructuring	17	1	17	1
Provision for lease liabilities	12	8	12	8
Other provisions	45	37	40	32
Other liabilities	335	276	313	260
Life insurance policy liabilities	102	13	—	—
Tax losses	7	2	5	2
Change in tax rate (refer to Note 5)	(13)	(5)	1	—
	2,513	2,773	2,181	2,629
Amounts recognised directly in equity
Available-for-sale securities	(21)	1	(21)	—
Other equity	—	—	5	5
Minority interest	5	5	—	—
	(16)	6	(16)	5
Set-off of deferred tax liabilities pursuant to set-off provisions(1)	(1,869)	(2,263)	(1,856)	(2,066)
Net deferred tax assets	628	516	309	568

Net deferred tax assets to be recovered/(settled) within 12 months	(13)	91	(120)	95
Net deferred tax assets to be recovered after more than 12 months	641	425	429	473

Movement
Opening balance as at beginning of the year	516	653	568	683
Credited to the income statement	1,987	2,119	1,619	1,945
Credited to equity	(21)	7	(21)	6
Acquisition of subsidiary	16	—	—	—
Set-off of deferred tax liabilities pursuant to set-off provisions(1)	(1,870)	(2,263)	(1,857)	(2,066)
Closing balance as at end of the year	628	516	309	568

(1)

Deferred tax assets and liabilities are set-off where they relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities within the same taxable group.

Notes to the financial statements

Note 15.  Deferred tax assets (continued)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Deductible temporary differences – other	41	53	41	53
Tax losses on revenue account	164	233	162	231
Tax losses on capital account	—	88	—	88

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

Deferred tax liabilities

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
The balance comprises temporary differences attributable to:
Amounts recognised in profit or loss
Treasury/financial market products	1,651	1,890	1,648	1,848
Finance lease transactions	17	5	14	(6)
Property, plant and equipment	—	—	—	—
Intangible assets	18	19	2	—
Life insurance assets	11	133	—	—
Loans – carrying amount adjustments	114	104	114	104
Other assets	84	70	73	102
	1,895	2,221	1,851	2,048
Amounts recognised directly in equity
Cash flow hedges	(29)	43	5	18
Change in tax rate (refer to Note 5)	3	(1)	—	—
	(26)	42	5	18
Set-off of deferred tax liabilities pursuant to set-off provisions(1)	(1,869)	(2,263)	(1,856)	(2,066)
Net deferred tax liabililities	—	—	—	—
Movements			—
Opening balance as at beginning of the year	—	—	—	—
Charged to the income statement	1,937	2,220	1,869	2,047
Charged to equity	(67)	43	(12)	19
Set-off of deferred tax liabilities pursuant to set-off provisions(1)	(1,870)	(2,263)	(1,857)	(2,066)
Closing balance as at end of the year	—	—	—	—

(1)

Deferred tax assets and liabilities are set-off where they relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities within the same taxable group.

Deferred tax liabilities relating to aggregate temporary differences of $16 million (2007 $5 million) associated with investments in subsidiaries have not been recognised because the parent entity controls whether the liability will be incurred and it is satisfied that it will not be incurred in the foreseeable future.

Note 16.  Other assets

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Accrued interest receivable	1,206	926	965	717
Assets held for sale/inventories	251	289	21	—
Securities sold not delivered	493	459	493	459
Deferred expenditure	28	36	15	21
Deferred acquisition costs	142	136	34	28
Trade debtors	492	378	216	75
Prepayments	62	65	49	49
Accrued fees and commissions	167	183	97	99
Other	831	166	1,026	287
Total other assets	3,672	2,638	2,916	1,735

Note 17.  Due to other financial institutions

Amounts due to other financial institutions based on location and nature are outlined below:

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Australia
Interest bearing	5,324	2,516	5,324	2,516
Non-interest bearing	1,580	1,270	1,730	1,250
Total Australia	6,904	3,786	7,054	3,766
Overseas
Interest bearing	8,952	5,025	7,821	3,668
Non-interest bearing	5	322	5	322
Total Overseas	8,957	5,347	7,826	3,990
Total due to other financial institutions	15,861	9,133	14,880	7,756

Notes to the financial statements

Note 18.  Deposits

Loan products that have both a mortgage and deposit facility have been presented on a gross basis in the balance sheet.  The change in presentation in the current year has resulted in a revision to the loans and deposit balance of $4.0 billion at 30 September 2008 (2007 $2.8 billion).  The impact of these adjustments did not result in a material revision to any of the previously issued financial statements. This impacts the presentation of loans and deposits throughout the financial statements.  Deposits have been revised in Note 27, Note 28 and Note 29.

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Australia
Deposits at fair value
Certificates of deposit	47,016	37,526	47,016	37,526
Total deposits at fair value	47,016	37,526	47,016	37,526
Deposits at amortised cost
Non-interest bearing, repayable at call	6,978	6,326	6,978	6,326
Certificates of deposit	57	44	57	44
Other interest bearing:
At call	87,676	84,038	87,686	83,584
Term	40,345	25,995	40,345	25,995
Total deposits at amortised cost	135,056	116,403	135,066	115,949
Total Australia	182,072	153,929	182,082	153,475
New Zealand
Deposits at fair value
Certificates of deposit	3,488	3,045	—	17
Total deposits at fair value	3,488	3,045	—	17
Deposits at amortised cost
Non-interest bearing, repayable at call	1,816	1,952	95	118
Other interest bearing:
At call	11,688	11,226	2,532	2,393
Term	13,345	12,533	707	1,031
Total deposits at amortised cost	26,849	25,711	3,334	3,542
Total New Zealand	30,337	28,756	3,334	3,559
Other Overseas
Deposits at fair value
Certificates of deposit	9,507	8,032	9,507	8,032
Total deposits at fair value	9,507	8,032	9,507	8,032
Deposits at amortised cost
Non-interest bearing, repayable at call	589	334	220	182
Certificates of deposit	533	972	533	973
Other interest bearing:
At call	956	760	570	542
Term	9,736	9,271	9,346	9,033
Total deposits at amortised cost	11,814	11,337	10,669	10,730
Total Other Overseas	21,321	19,369	20,176	18,762
Total deposits at fair value	60,011	48,603	56,523	45,575
Total deposits at amortised cost	173,719	153,451	149,069	130,221

Note 18.  Deposits (continued)

The following table shows average balances and average rates in each of the past three years for major categories of deposits:

	Consolidated
	2008		2007		2006
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
	$m	%	$m	%	$m	%
Australia
Non-interest bearing	6,750	—	3,626	—	3,538	—
Certificates of deposit	48,316	7.4	31,782	6.3	28,682	5.6
Other interest bearing at call	85,554	5.4	77,660	4.6	67,625	4.1
Other interest bearing term	31,656	7.1	24,549	6.1	22,757	6.4
Total Australia	172,276		137,617		122,916
Overseas
Non-interest bearing	2,162	—	2,152	—	2,108	—
Certificates of deposit	14,552	4.9	8,139	6.3	4,976	6.5
Other interest bearing at call	11,846	6.2	11,721	5.6	9,814	5.4
Other interest bearing term	21,977	6.6	21,309	6.0	19,071	5.7
Total Overseas	50,537		43,321		35,969

Certificates of deposit

Maturity profile of certificates of deposit greater than US$100,000 issued in Australia.

	Consolidated
		Between 3	Between
	Less Than	and 6	6 Months	Over
	3 Months	Months	and 1 Year	1 Year	Total
	$m	$m	$m	$m	$m
2008
Certificates of Deposit greater than US$100,000	33,388	10,431	3,154	100	47,073
2007
Certificates of Deposit greater than US$100,000	23,961	11,581	1,934	94	37,570
2006
Certificates of Deposit greater than US$100,000	18,256	7,469	2,687	217	28,629

Notes to the financial statements

Note 19.  Trading liabilities and other financial liabilities designated at fair value

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Securities sold under agreements to repurchase	14,434	6,312	14,434	6,312
Securities sold short	1,779	1,323	1,779	1,402
Total trading liabilities	16,213	7,635	16,213	7,714
Financial liabilities designated at fair value	476	588	415	524
Total trading liabilities and other financial liabilities at fair value	16,689	8,223	16,628	8,238

Included within net trading income are losses of $11.7 million (2007 $10 million loss) relating to those financial liabilities that were designated as fair value through profit or loss on initial recognition.  These movements were attributable to changes in interest rates.

The difference between the carrying amount of financial liabilities that were designated at fair value through profit and loss on initial recognition and the amount that the Group would be contractually required to pay at maturity to the holder of the obligation is $16 million (2007 $8 million).

Note 20.  Provisions

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Long service leave	212	221	185	198
Annual leave and other employee benefits	537	522	446	414
Non-lending losses	35	37	30	22
Impairment provision on credit commitments/credit litigation	229	189	209	174
Leasehold premises	7	7	7	7
Restructuring provisions	86	4	79	4
Total provisions	1,106	980	956	819

Non-lending losses

Provision is made for non-lending losses including frauds, litigation costs and the correction of operational issues.  The majority of these matters are expected to be settled within 12 months of 30 September 2008.

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

Note 20.  Provisions (continued)

Restructuring provisions

Provisions are recognised for restructuring activities when a detailed financial plan has been developed and a valid expectation that the plan will be carried out is held by those affected by it.  The majority of restructuring provisions are expected to be used within 12 months of 30 September 2008.

				Provision
		Annual Leave		for Credit
	Long	and Other	Non-	Commitments/
	Service	Employee	Lending	Credit	Leasehold	Restructuring
	Leave	Benefits	Losses	Litigation	Premises	Provisions	Total
	$m	$m	$m	$m	$m	$m	$m
Consolidated
Balance as at beginning of the year	221	522	37	189	7	4	980
Additions	8	407	14	26	—	83	538
Utilised	—	(402)	(8)	—	—	(1)	(411)
Unutilised reversed	(17)	(6)	(8)	—	—	—	(31)
Exchange differences	—	16	—	—	—	—	16
Increase on unwinding of discount	—	—	—	14	—	—	14
Balance as at end of the year	212	537	35	229	7	86	1,106
Parent entity
Balance as at beginning of the year	198	414	22	174	7	4	819
Additions	1	377	14	—	—	73	465
Utilised	(14)	(350)	—	—	—	1	(363)
Unutilised reversed	—	(8)	(6)	23	—	1	10
Exchange differences	—	13	—	—	—	—	13
Increase on unwinding of discount	—	—	—	12	—	—	12
Balance as at end of the year	185	446	30	209	7	79	956

Note 21.  Other liabilities

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Unearned general insurance premiums	260	240	—	—
Outstanding general insurance claims	128	114	—	—
Retirement benefit deficit	103	274	73	253
Accrued interest payable	1,950	1,480	1,513	987
Credit card loyalty program(1)	223	205	—	—
Securities purchased not delivered	955	325	955	326
Trade creditors and other accrued expenses	676	521	316	251
Other	2,085	1,626	1,799	1,332
Total other liabilities	6,380	4,785	4,656	3,149

(1)   Credit card loyalty program relates to the Altitude rewards program launched by Westpac on 25 November 2001.  Westpac has established a trust to hold the liability in respect of the program.

Notes to the financial statements

Note 22.  Debt issues

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Debt issues
Short term debt	38,340	42,406	28,668	28,374
Long term debt	58,058	39,098	49,079	29,554
Total debt issues	96,398	81,504	77,747	57,928
Short term debt
USD commercial paper	27,575	25,427	22,793	17,999
EUR euro commercial paper	1,993	3,014	1,368	2,468
AUD euro commercial paper	877	491	877	491
USD euro commercial paper	1,400	5,646	1,237	4,860
GBP euro commercial paper	984	1,701	786	1,283
NZD euro commercial paper	150	516	144	486
HKD euro commercial paper	248	316	248	267
JPY euro commercial paper	947	793	947	352
CHF euro commercial paper	75	156	40	156
SGD euro commercial paper	17	12	17	12
AUD other commercial paper	3,823	4,334	—	—
DKK euro commercial paper	211	—	211	—
NZD Promissory notes	40	—	—	—
Total short term debt	38,340	42,406	28,668	28,374

Long term debt
USD	16,579	10,657	12,684	5,684
EUR	12,264	11,066	11,644	10,222
AUD	13,036	8,244	11,787	6,456
GBP	5,902	2,871	4,755	2,368
NZD	1,954	1,762	126	326
HKD	2,288	2,211	2,288	2,211
JPY	3,848	1,062	3,608	1,062
CHF	1,299	362	1,299	362
CAD	742	374	742	374
SGD	146	489	146	489
Total long term debt	58,058	39,098	49,079	29,554

Note 22.  Debt issues (continued)

	Consolidated
(in $millions unless otherwise stated)	2008	2007	2006
Short term borrowings
US commercial paper
Maximum amount outstanding at any month end	34,589	32,961	30,481
Approximate average amount outstanding	25,989	28,814	27,407
Approximate weighted average interest rate on:
Average amount outstanding	2.9%	5.5%	4.3%
Outstanding as at end of the year	2.8%	5.5%	5.4%
Euro commercial paper
Maximum amount outstanding at any month end	12,126	13,515	10,686
Approximate average amount outstanding	9,050	11,590	6,898
Approximate weighted average interest rate on:
Average amount outstanding	4.4%	4.7%	4.3%
Outstanding as at end of the year	4.7%	5.5%	4.5%
Other commercial paper
Maximum amount outstanding at any month end	5,800	4,335	1,511
Approximate average amount outstanding	4,969	1,033	928
Approximate weighted average interest rate on:
Average amount outstanding	8.3%	6.3%	5.7%
Outstanding as at end of the year	8.0%	6.7%	6.1%

Notes to the financial statements

Note 23.  Loan capital

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Loan capital
Subordinated bonds, notes and debentures
SGD 100 Million subordinated bonds due 2010(1)	91	80	91	80
AUD 500 Million subordinated bonds due 2013(2)	500	500	500	500
USD 350 Million subordinated bonds due 2013(3)	—	397	—	397
AUD 600 Million subordinated bonds due 2015(4)	600	599	600	599
AUD 625 Million subordinated bonds due 2015(5)	624	624	624	624
EUR 350 Million subordinated bonds due 2015(6)	628	561	628	561
USD 75 Million subordinated bonds due 2015(7)	96	83	96	83
USD 150 Million subordinated bonds due 2015(8)	187	170	187	170
USD 350 Million subordinated bonds due 2018(9)	429	362	429	362
GBP 200 Million subordinated bonds due 2018(10)	448	445	448	445
USD 300 Million subordinated bonds due 2016(11)	374	340	374	340
AUD 1000 Million subordinated bonds due 2017(12)	998	997	998	997
AUD 600 Million subordinated bonds due 2017(13)	600	600	600	600
USD 250 Million subordinated bonds due 2017(14)	311	284	311	284
AUD 160 Million subordinated bonds due 2018(15)	159	—	159	—
AUD 500 Million subordinated bonds due 2018(16)	500	—	500	—
Convertible debentures issued on 19 December 2002 NZ$731,156,944(17)	—	—	—	666
Convertible debentures issued on 5 April 2004 US$525,000,000(17)	—	—	666	567
Total subordinated bonds, notes and debentures	6,545	6,042	7,211	7,275

(1)	These bonds pay a fixed rate coupon of 5.25%.
(2)

$320 million of these bonds pay a fixed rate coupon of 6.75% and the remaining $180 million pay a floating rate coupon.  These bonds can be redeemed on 18 December 2008 or any quarterly interest payment date thereafter.

(3)	These bonds paid a floating rate coupon. These bonds were redeemed on 12 March 2008.
(4)

$250 million of these bonds pay a fixed rate coupon of 6% and the remaining $350 million pay floating rate coupon.  These bonds can be redeemed on 4 February 2010, or any quarterly interest payment date thereafter.  If the notes are not called on 4 February 2010, they will continue until maturity on a floating rate.

(5)

$250 million of these bonds pay a fixed rate coupon of 6% and the remaining $375 million pay floating rate coupon.  These bonds can be redeemed on 16 November 2010, or any interest payment date thereafter.  If the notes are not called on 16 November 2010, they will continue until maturity on a floating rate.

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

(13)

$150 million of these bonds pay a fixed rate coupon of 6.75% and the remaining $450 million pay floating rate coupon.  These bonds can be redeemed on 25 May 2012, or any quarterly interest payment date thereafter.  If the notes are not called on 25 May 2012, they will continue until maturity on a floating rate.

(14)	These bonds pay a floating rate coupon. They can be redeemed on 27 July 2012, or any quarterly interest payment date thereafter.
(15)

$125 million of these bonds pay a fixed rate coupon of 9.25% and the remaining $35 million pay floating rate coupon.  These bonds can be redeemed on 9 April 2013, or any quarterly interest payment date thereafter.  If the fixed rate notes are not called on 9 April 2013, they will continue until maturity on a floating rate.

(16)	These bonds pay a floating rate coupon. They can be redeemed on 9 April 2013 or any quarterly interest payment due thereafter.
(17)	Descriptions of the terms of these convertible debentures are included with the descriptions of the related trust preferred securities issued by the Group.

Note 23.  Loan capital (continued)

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Subordinated perpetual notes
US$390.2 million (2007 US$390.2 million) subordinated perpetual floating rate notes	486	429	486	429

Trust preferred securities
6,671,140 FIRsTS of A$100 each	—	666	—	—
525,000 2004 TPS of US$1,000 each	666	567	—	—
Total trust preferred securities	666	1,233	—	—

Stapled preferred securities
10,362,670 Westpac SPS of A$100 each	1,021	—	1,021	—

Subordinated perpetual notes

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

Convertible debentures and FIRsTS

The convertible debentures and FIRsTS were redeemed for cash on 31 December 2007.

A Westpac controlled entity, Westpac First Trust issued 6,671,140 Westpac FIRsTS in Australia at $100 each on 19 December 2002.  The Westpac FIRsTS were units in Westpac First Trust with non-cumulative distributions.  The material assets of Westpac First Trust were 6,671,140 preferred units issued by another Westpac controlled entity, Westpac Second Trust.  The preferred units had an issue price of $100.  Westpac Second Trust issued an ordinary unit with an issue price of $100 to Westpac Alpha Pty Limited.  The material assets of Westpac Second Trust were convertible debentures issued by Westpac in an aggregate amount of NZ$731,156,944 and a currency swap with Westpac.

Westpac FIRsTS were expected to pay quarterly distributions until 31 December 2007 (the first rollover date) based on an annual interest rate of 6.575%.  The distributions were ultimately sourced from interest paid by Westpac on the convertible debentures.

The holders of Westpac FIRsTS could have requested Westpac to exchange their Westpac FIRsTS on each rollover date or upon occurrence of certain control events (such as a takeover bid involving the acquisition of a majority interest in Westpac).  The holders could receive for each Westpac FIRsTS, at Westpac’s discretion, $100 cash (subject to APRA approval) or Westpac ordinary shares calculated in accordance with the applicable exchange ratio.  Westpac could require holders to exchange their Westpac FIRsTS for $100 cash (subject to APRA approval) or a variable number of Westpac ordinary shares calculated in accordance with the applicable exchange ratio on each rollover date (or on distribution payment dates after the first rollover date if the distribution rate applying to the Westpac FIRsTS at that date is a floating rate) or in certain other limited circumstances.

Payment of distributions on Westpac FIRsTS ultimately depended on whether interest was paid on the convertible debentures and distribution of that interest through Westpac Second Trust and Westpac First Trust to the holders of Westpac FIRsTS.  The convertible debentures were unsecured obligations of Westpac and ranked subordinate and junior in right of payment of principal and interest to Westpac’s obligations to depositors and creditors, other than subordinated creditors holding subordinated indebtedness that were stated to rank equally with, or junior to the convertible debentures.  To become payable, interest on the convertible debentures must have been declared by a specially constituted committee appointed by the Board of Directors of Westpac.  This committee could not declare interest payable if special deferral conditions existed such as where APRA objected to interest being paid or if Westpac had insufficient distributable profits available.

The convertible debentures could have converted into Westpac preference shares or Westpac ordinary shares in certain circumstances.  They would have automatically converted into a fixed number of Westpac preference shares on 19 December 2052 or if Westpac failed to pay scheduled distributions on the convertible debentures and that failure continued unremedied for a period of 21 days.  The convertible debentures would have automatically converted into a variable number of Westpac ordinary shares calculated in accordance with the applicable exchange ratio on the occurrence of certain APRA regulatory actions affecting Westpac, Westpac’s retained earnings falling below zero or an event of default.  Westpac could have also elected to convert the convertible debentures into Westpac ordinary shares in certain limited circumstances, such as where its ability to acquire or redeem Westpac FIRsTS was threatened.  On conversion of the convertible debentures to Westpac ordinary shares in any of these circumstances, Westpac FIRsTS would have been automatically redeemed in exchange for the ordinary shares.

The laws of Australia and New Zealand apply to various parts of this transaction.

Notes to the financial statements

Note 23.  Loan capital (continued)

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

The sole assets of the Capital Trust IV comprise 525,001 2004 Funding TPS issued by a wholly owned entity, Tavarua Funding Trust IV (Funding Trust IV) totalling US$525,001,000.  The 2004 Funding TPS have an issue price of US$1,000 each with non-cumulative semi-annual distributions in arrear at the annual rate of 5.256% up to but excluding 31 March 2016.  From and including 31 March 2016, the 2004 Funding TPS will pay non-cumulative quarterly distributions (30 June, 30 September, 31 December and 31 March) in arrear at a floating rate equal to LIBOR plus 1.7675% per year.

Funding Trust IV has issued common securities with a total price of US$1,000 to Westpac.  The assets of Funding Trust IV comprise convertible debentures issued by Westpac in aggregate amount of US$525,001,000 and US government securities purchased with the proceeds of the common securities.

The convertible debentures are unsecured, junior subordinate obligations of Westpac and will rank subordinate and junior in right of payment of principal and distributions to Westpac’s obligations to its depositors and creditors.  The convertible debentures will only pay distributions to the extent they are declared by the Board of Directors of Westpac, or an authorised committee of the Board.  Any distribution is subject to Westpac having sufficient distributable profits.  If certain conditions exist a distribution is not permitted to be declared unless approved by APRA.  The convertible debentures have no stated maturity, but will automatically convert into ADRs each representing 40 Westpac preference shares (non-cumulative preference shares in Westpac with a liquidation amount of US$25) on 31 March 2053, or earlier in the event that a distribution is not made or certain other events occur.  Upon issue the amount paid up on each Westpac preference share will be deemed to be US$25.  The 2004 TPS will then be redeemed for ADRs.  The dividend payment dates and distribution rates on Westpac preference shares will be the same as those otherwise applicable to 2004 TPS.  The holders of the ADRs will, in certain circumstances, have the right to convert their Westpac preference shares into a variable number of Westpac ordinary shares on 31 March 2054 by giving notice to Westpac.  The variable number of Westpac ordinary shares will be determined by reference to the weighted average trading price of Westpac ordinary shares in the 20 trading days immediately preceding 31 March 2054.

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

Westpac stapled preferred securities (Westpac SPS)

Westpac issued 10,362,670 Westpac SPS at face value of $100 each on 30 July 2008.  Westpac SPS are stapled securities, each consisting of a perpetual, unsecured, non-cumulative subordinated note issued by Westpac’s New York branch stapled to a preference share issued by Westpac.  Westpac SPS qualify as non-innovative residual tier one capital of Westpac.

Westpac SPS are expected to pay non-cumulative, floating rate quarterly distributions (30 September, 31 December, 31 March and 30 June) which are expected to be fully franked.  The distribution rate on Westpac SPS is calculated as the Australian bank bill rate plus the margin of 2.40% per annum multiplied by one minus the Australian corporate tax rate (30% at the time of issue).  Westpac SPS distributions are subject to a distribution payment test and distributions will not be paid if the Westpac directors determine not to pay a distribution, the distribution payment exceeds the distributable profits of Westpac, or APRA objects to the payment of the distribution.

Westpac SPS distributions will consist of interest payment on the notes while the notes remain stapled to the preference shares.  Following an assignment event, the notes will unstaple from the preference shares and holders will only hold preference shares.  Dividends will then become payable on the preference shares if the preference shares have not been converted or redeemed.

An assignment event includes among others, a date selected by Westpac at its absolute discretion, the date preference shares are converted or redeemed, or where interest on the notes has not been paid in full.

On 26 September 2013, the initial mandatory conversion date, it is expected that the Westpac SPS will be either converted into a variable number of Westpac ordinary shares (subject to a conversion discount) provided certain conversion conditions are satisfied, or transferred to a nominated party at the election of Westpac for cash equal to their face value.  If the conversion conditions are not satisfied, Westpac SPS may in certain circumstances be redeemed for their face value subject to APRA approval.

Note 23.  Loan capital (continued)

If Westpac SPS are not converted, transferred or redeemed on 26 September 2013, they will remain on issue and may either be converted, transferred or redeemed at the next possible conversion date, subject to satisfaction of the conversion conditions.  In certain other limited circumstances Westpac SPS may be converted, transferred or redeemed, prior to 26 September 2013.

Westpac SPS rank for payment in a winding up of Westpac ahead of ordinary shares and equally with equal ranking capital securities but are subordinated to claims of Westpac deposit holders and other senior creditors.  Holders of Westpac SPS are entitled to vote at a general meeting of Westpac in limited circumstances only.

Note 24.  Shareholder equity and minority interests

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Contributed equity
Ordinary shares 1,894,285,984 (2007 1,865,087,604) each fully paid	6,744	6,125	6,744	6,125
RSP treasury shares 3,471,154 (2007 1,329,152)	(89)	(32)	(89)	(32)
Other treasury shares 4,302,984 (2007 5,136,282)	(62)	(82)	(10)	(10)
	(151)	(114)	(99)	(42)
Share capital	6,593	6,011	6,645	6,083
Other equity instruments
Convertible debentures:
Issued on 13 August 2003 NZ$1,279,981,813 (net of issue costs of A$13 million)	—	—	1,137	1,137
Issued on 21 June 2006 A$762,700,375 (net of issue costs of A$12 million)	—	—	755	755
Total other equity instruments	—	—	1,892	1,892
Minority interests
Trust preferred securities:
750,000 2003 TPS of US$1,000 each (net of issue costs of A$13 million)	1,137	1,137	—	—
7,627,375 2006 TPS of A$100 each (net of issue costs of A$12 million)	755	755	—	—
Other	32	20	—	—
Total minority interests	1,924	1,912	—	—

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

During the year the following ordinary shares were issued:

•                  to equity holders in terms of the Dividend Reinvestment Plan, 12,522,062 ordinary shares at a price of $27.53 and 16,024,115 ordinary shares at a price of $22.42; and

•                  to eligible staff under the ESP 652,203 ordinary shares issued for nil consideration.

During the year ended 30 September 2008, 5,429,056 ordinary shares were purchased on market at an average purchase price of $24.34 and delivered to employees upon the exercise of the following options and performance share rights:

•                  to the former CEO, David Morgan, under the Chief Executive Securities Agreement 2003, 187,480 performance share rights for nil consideration;

•                  to eligible executives and senior management under the Westpac Performance Plan 1,137,322 performance options at an average exercise price of $17.71 and 3,453,861 performance share rights for nil consideration;

•                  to executives under the General Management Share Option Plan 187,820 options at an average exercise price of $12.98; and

•                  to senior officers under the Senior Officers’ Share Purchase Scheme 462,573 options at an average exercise price of $13.68.

Restricted Share Plan treasury shares

During the year ended 30 September 2008, 2,050,587 ordinary shares were purchased on market at an average purchase price of $24.37 and allocated to eligible senior management under the Restricted Share Plan (RSP).  Shares under the RSP receive a dividend (same as ordinary shares), despite the fact that unconditional ownership of the shares only vests to the employees at the end of the three year holding lock period.

Notes to the financial statements

Note 24.  Shareholder equity and minority interests (continued)

Other treasury shares

Treasury shares includes ordinary shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac in respect of equity derivatives sold to customers.

During the year 89,937 treasury shares were purchased at an average price of $24.11 and 923,235 treasury shares were sold at an average price of $22.52.

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

Note 24.  Shareholder equity and minority interests (continued)

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

The laws of Australia and New Zealand apply to various parts of this transaction.

Notes to the financial statements

Note 25.  Detail of changes in shareholders’ equity

	Consolidated			Parent Entity
	2008	2007	2006	2008	2007
	$m	$m	$m	$m	$m
Share capital
Balance as at beginning of the year	6,011	5,468	5,235	6,083	5,511
Shares issued:
Under dividend reinvestment plan	704	635	349	704	635
Under option and share rights schemes	30	37	67	30	37
In exchange for New Zealand Class shares	—	—	—	—	—
Acquisition of Hastings Funds Management Limited	—	—	52	—	—
Shares purchased for delivery upon exercise of options and share rights (net of tax)	(115)	(66)	(33)	(115)	(66)
Shares bought back and cancelled(1)	—	—	(212)	—	—
(Acquisition)/disposal of treasury shares	20	(31)	10	—	(2)
Acquisition of RSP treasury shares	(57)	(32)	—	(57)	(32)
Balance as at end of the year	6,593	6,011	5,468	6,645	6,083
Available-for-sale securities reserve
Balance as at beginning of the year	(2)	15	—	(1)	16
Net gains/(losses) from changes in fair value	33	(6)	57	29	(4)
Exchange differences	15	—	—	19	—
Income tax effect	(21)	1	(7)	(21)	—
Transferred to income statements	3	(20)	(35)	(1)	(21)
Income tax effect	—	8	—	—	8
Balance as at end of the year	28	(2)	15	25	(1)
Share-based payment reserve
Balance as at beginning of the year	257	204	142	257	204
Current period movement	89	53	62	70	53
Balance as at end of the year	346	257	204	327	257
Cash flow hedging reserve
Balance as at beginning of the year	97	(2)	—	43	(2)
A-IFRS transition adjustment	—	—	51	—	—
Restated balance as at beginning of the year	97	(2)	51	43	(2)
Net gains/(losses) from changes in fair value	(220)	124	(42)	(44)	51
Income tax effect	65	(33)	14	13	(16)
Transferred to income statements	(5)	12	(36)	2	14
Income tax effect	2	(4)	11	(1)	(4)
Balance as at end of the year	(61)	97	(2)	13	43
Foreign currency translation reserve
Balance as at beginning of the year	(160)	(31)	(96)	(214)	(88)
A-IFRS transition adjustment	—	—	25	—	—
Restated balance as at beginning of the year	(160)	(31)	(71)	(214)	(88)
Other	—	2	1	(9)	—
Foreign currency translation adjustment	86	(179)	26	68	(180)
Tax on foreign currency translation adjustment	17	48	13	(17)	54
Balance as at end of the year	(57)	(160)	(31)	(172)	(214)
Total reserves	256	192	186	194	85

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

Note 25.  Detail of changes in shareholders’ equity (continued)

	Consolidated				Parent Entity
	2008	2007	2006		2008	2007
	$m	$m	$m		$m	$m
Movements in retained profits were as follows
Balance as at beginning of the year	9,716	8,532	8,280		7,361	6,835
A-IFRS transition adjustment	—	—	(50)		—	—
Restated balance as at beginning of the year	9,716	8,532	8,230		7,361	6,835
Profit attributable to equity holders	3,859	3,451	3,071		3,644	2,864
Deemed dividend on shares bought back(1)	—	—	(791	)(1)	—	—
Ordinary dividends paid	(2,576)	(2,265)	(1,977)		(2,583)	(2,270)
Distributions on convertible debentures	—	—	—		(73)	(68)
Other	—	(2)	(1)		(2)	—
Balance as at end of the year	10,999	9,716	8,532		8,347	7,361

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

Note 26.  Share-based payments

Executive and Senior Officer equity plans

Options, restricted shares and/or share rights are granted to the Chief Executive Officer, selected executives and key senior employees under the following schemes.

(i)                  Westpac Reward Plan

The WRP was approved by shareholders at the 2006 Westpac Annual General Meeting.  It provides a mechanism for driving superior long term performance from the most senior management in Australia and overseas.

Under the WRP senior managers may be invited to receive an award of performance options, with an exercise price based on the prevailing market price of Westpac ordinary shares at the time of the invitation.  The options may vest over a three to five year period from the date they are granted, provided a performance hurdle of relative Total Shareholder Return (TSR)(1) is met or exceeded by Westpac.  The comparator group for TSR comparisons focuses on 10 financial sector peers.

Full vesting of performance options occurs when Westpac’s TSR is at (or exceeds) the 75th percentile relative to the comparator group, scaling down to 50% vesting on a straight-line basis for median performance.  Below median performance, no vesting occurs.

The WRP vesting framework has been designed to strengthen the performance link over the longer term.  Initial TSR performance is tested at the third anniversary of the grant date, with subsequent performance testing possible at the fourth and fifth anniversaries of grant.  Securities vest only if Westpac’s TSR ranking is at or above the median of the peer group at a performance test date.  TSR performance is tested at subsequent performance test dates (where they exist) and further vesting may occur only if the TSR ranking has improved.  This model encourages executives to focus on performance over the full five year period.

Performance options will lapse where an employee leaves the Westpac Group before the securities vest due to resignation or dismissal, unless the Board determines otherwise.

Upon exercising vested performance options and paying the exercise price, the executive has the right to take up his or her entitlement in whole or in part as fully paid ordinary shares.  A performance option lapses if it is not exercised prior to the end of its term.

The first grant of WRP performance options was made on 17 December 2007, when 2,306,899 performance options were granted with an exercise price of $30.10 and a last date for exercise of 17 December 2017, there have been no subsequent grants.  The fair value per performance option at grant date was $3.61.  During the year 139,611 performance options lapsed and as at 30 September 2008 there were 2,167,288 performance options outstanding with a remaining contractual life of 9.2 years.

(ii)              Westpac Performance Plan

The Westpac Performance Plan (WPP) was introduced in 2002 and was used to provide awards of performance options and/or performance share rights to senior executives and other key employees until December 2006.  Existing awards continue to run their course.  Currently the WPP is used for employees based outside Australia to provide long term incentive awards or as a mechanism for the mandatory deferral of a portion of their short term incentives.

(1)          TSR measures a company’s share price movement and accumulated dividend yields over a specific measurement period (i.e. the change in value of an investment in that company’s shares) and excluding tax effects.

Notes to the financial statements

Note 26.  Share-based payments (continued)

An option or share right under the WPP is the right to acquire a share in the future provided all conditions are met, at an exercise price generally set at the time the invitation is made.  The exercise price for options is equal to the average market price of Westpac ordinary shares traded on the ASX over the five trading days up to the time the invitation is made.  The exercise price for share rights is nil.  Awards of options or share rights under the WPP have a life of up to 10 years from grant.

Performance options and performance share rights

Performance options and performance share rights granted under the WPP from 20 January 2003 to 15 December 2006 vest after a period of two to five years, but only if the performance hurdle has been met.  The performance hurdle compares Westpac’s TSR against the TSR of a defined ranking group of other companies.

For grants made up to November 2005, the ranking group is the 50 largest companies listed on the ASX by market capitalisation at the commencement of the performance period (excluding Westpac, property and investment trusts and specified resources companies).

For grants made after November 2005, 50% of the award in value is assessed against a TSR ranking group of the top 10 of the largest 13 Australian banking and financial sector companies by market capitalisation at the time of grant (excluding Westpac).  The other 50% assesses TSR performance against a ranking group of the 50 largest companies on the ASX by market capitalisation at the time of grant (excluding Westpac, specified resource companies and the first ranking group).

Full vesting of performance options and performance share rights occurs when Westpac’s relative TSR is at (or exceeds) the 75th percentile of the ranking group, scaling down to 50% vesting on a straight-line basis for median performance.  Below median performance, no vesting occurs.

Upon exercising vested performance options or performance share rights, the executive has the right to take up his or her entitlement in whole or in part as fully paid ordinary shares.  The exercise price is payable at that time.  A performance option or performance share right lapses if it is not exercised prior to the end of its term.

WPP – Outstanding Performance Options

No performance options were granted under the WPP during the year.  The following table sets out details of existing performance options granted under the WPP in previous years:

Grant Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2007	Granted During the Year	Exercised During the Year	Lapsed During the Year	Total Outstanding at 30 September 2008	Outstanding and Exercisable at 30 September 2008
20 January 2003	20 January 2013	$13.59	599,527	—	239,356	67,311	292,860	292,860
1 May 2003	1 May 2013	$15.04	28,333	—	—	11,900	16,433	16,433
3 November 2003	3 November 2013	$16.34	17,386	—	—	—	17,386	—
21 January 2004	21 January 2014	$16.34	2,222,995	—	275,128	577,980	1,369,887	1,369,887
6 May 2004	6 May 2014	$17.72	16,891	—	—	16,891	—	—
3 August 2004	3 August 2014	$17.65	17,627	—	10,224	7,403	—	—
20 January 2005	20 January 2015	$18.98	2,745,451	—	387,298	399,340	1,958,813	1,958,813
2 May 2005	2 May 2015	$19.00	43,553	—	—	17,944	25,609	25,609
1 August 2005	1 August 2015	$19.62	16,891	—	—	—	16,891	16,891
20 December 2005	20 December 2015	$20.53	2,915,008	—	157,426	460,279	2,297,303	41,657
20 December 2005	20 December 2015	$22.53	70,944	—	—	—	70,944	—
15 December 2006	20 December 2016	$23.98	2,587,004	—	67,890	463,405	2,055,709	44,209
Totals 2008			11,281,610	—	1,137,322	2,022,453	8,121,835	3,766,359
Weighted average exercise price			$19.73	—	$17.71	$19.51	$20.06	$17.66
Totals 2007			11,460,081	2,893,072	456,112	2,615,431	11,281,610	616,802
Weighted average exercise price			$18.28	$23.98	$14.07	$19.08	$19.73	$17.13

No performance options or performance share rights were issued under the WPP during the year.  The weighted average remaining contractual life of outstanding performance options at 30 September 2008 was 6.8 years (2007 7.7 years).

Note 26.  Share-based payments (continued)

WPP – outstanding performance share rights

No performance share rights were granted under the WPP during the year.  The following table sets out details of existing performance share rights granted under the WPP in previous years:

Grant Dates	Latest Dates for Exercise	Outstanding at 1 October 2007	Granted During the Year	Exercised During the Year	Lapsed During the Year	Total Outstanding at 30 September 2008	Outstanding and Exercisable at 30 September 2008
Two-year initial testing period
20 January 2003 to 1 August 2003	20 January 2013 to 1 August 2013	136,432	—	37,713	—	98,719	98,719
3 November 2003 to 3 August 2004	3 November 2013 to 3 August 2014	1,384,698	—	639,909	401,997	342,792	342,792
5 November 2004 to 1 August 2005	5 November 2014 to 1 August 2014	1,568,064	—	833,111	230,098	504,855	470,329
1 November 2005 to 3 August 2006	1 November 2015 to 3 August 2016	1,799,812	—	956,095	328,361	515,356	441,549
1 November 2006 to 15 December 2006	1 November 2016 to 15 December 2016	562,939	—	18,384	95,278	449,277	11,478

Three-year initial testing period
20 January 2003 to 1 August 2003	20 January 2013 to 1 August 2013	205,302	—	81,039	35,716	88,547	88,547
3 November to 3 August 2004	3 November 2013 to 3 August 2014	802,037	—	365,035	235,766	201,236	173,488
5 November 2004 to 1 August 2005	5 November 2014 to 1 August 2014	915,632	—	493,825	133,946	287,861	254,772
1 November 2005 to 3 August 2006	1 November 2015 to 3 August 2016	1,147,536	—	26,159	68,912	1,052,465	18,138
1 November 2006 to 15 December 2006	1 November 2016 to 15 December 2016	9,480	—	—	1,896	7,584	—
Totals 2008		8,531,932	—	3,451,270	1,531,970	3,548,692	1,899,812
Totals 2007		9,666,952	637,780	195,772	1,577,028	8,531,932	303,273

The weighted average remaining contractual life of outstanding performance share rights at 30 September 2008 was 6.7 years (2007 7.4 years).

Unhurdled options and unhurdled share rights

The WPP is also used for key employees based outside Australia and the USA, who in 2008 received unhurdled share rights restricted for two to three years.  Key executives based in the USA continue to hold unhurdled options awarded in 2006 which are restricted for three years from the date they were granted.  Unhurdled options and unhurdled share rights vest after a set period of two to three years service with the Group.  After the restriction period applying to them has passed, vested unhurdled options and unhurdled share rights can be exercised to receive the underlying fully paid ordinary shares.

The exercise price for unhurdled options granted to employees in the USA is equal to the average market price of Westpac ordinary shares traded on the ASX over the five trading days up to the time the options were granted.  The exercise price for share rights is nil.

Notes to the financial statements

Note 26.  Share-based payments (continued)

Outstanding unhurdled options and unhurdled share rights

The following table sets out details of existing unhurdled options and unhurdled share rights granted under the WPP:

Grant Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2007	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2008
Options
15 December 2006	15 December 2016	$23.93	56,147	—	—	—	56,147
Totals 2008			56,147	—	—	—	56,147
Performance share rights
15 December 2006	15 December 2016	nil	178,475	—	260	6,445	171,770
2 April 2007	2 April 2017	nil	1,577	—	—	—	1,577
1 May 2007	1 May 2017	nil	22,045	—	—	—	22,045
1 June 2007	1 June 2017	nil	13,581	—	—	—	13,581
3 September 2007	3 September 2017	nil	6,660	—	—	—	6,660
1 November 2007	1 November 2017	nil	—	1,862	—	—	1,862
17 December 2007	17 December 2017	nil	—	66,412	—	—	66,412
1 April 2008	1 April 2018	nil	—	2,331	2,331	—	—
17 December 2007	17 December 2017	nil	—	166,226	—	6,057	160,169
1 July 2008	1 July 2018	nil	—	10,752	—	—	10,752
1 September 2008	1 September 2018	nil	—	3,161	—	—	3,161
1 September 2008	1 September 2018	nil	—	3,316	—	—	3,316
Totals 2008			222,338	254,060	2,591	12,502	461,305
Totals 2007
Options		$23.93	—	56,147	—	—	56,147
Performance share rights			—	237,217	—	14,879	222,338

The weighted average fair value at grant date of unhurdled share rights issued during the year was $24.71 (2007 $15.66).  No unhurdled options were issued during the year (2007 56,147).  The weighted average remaining contractual life of outstanding unhurdled options and unhurdled share rights at 30 September 2008 was 8.7 years (2007 9.3 years).

(iii)          Chief Executive Officer Performance Plan (Gail Kelly)

Gail Kelly currently holds performance options and performance share rights under the Chief Executive Officer Performance Plan (CEOPP).  Grants to Mrs Kelly under the CEOPP were approved by shareholders at Westpac’s Annual General Meeting on 13 December 2007

The approval provided for awards of performance options and performance share rights to the value of $2,500,000 to be granted in each of February 2008 and December 2008.

Performance options granted under the CEO Performance Plan have an exercise price equal to the volume weighted average market price of Westpac ordinary shares traded on the ASX during the one week period immediately prior to the grant of the award.  Performance share rights have a nil exercise price.

Under the CEO Performance Plan, performance hurdles must be met before any vesting of the performance share rights or performance options can occur.  Performance is measured based on Westpac’s TSR between the grant date and the performance test date compared to TSRs for a peer group of 10 listed Australian financial services companies.  The peer group is determined at the grant date and includes the largest retail banks and other ASX-listed financial services companies Westpac competes with for customers.

Initial performance testing will occur at the third anniversary of grant, with subsequent performance testing possible at the fourth and fifth anniversary of grant.  Performance share rights and performance options vest only if Westpac’s TSR ranking is at or above the median of the peer group at a performance test date.  TSR performance is tested at subsequent performance test dates (where they exist) and further vesting may occur only if the TSR ranking has improved.  Full vesting occurs if relative TSR is at or exceeds the 75th percentile of the ranking group and scales down on a straight line basis to 50% vesting for median performance.

Any performance share rights and performance options that vest must be exercised within 10 years after the grant date, or earlier if Mrs Kelly leaves Westpac’s employment.

Note 26.  Share-based payments (continued)

CEOPP – Outstanding Performance Options and Performance Share Rights

The following table sets out details of awards of performance options and performance share rights granted under the CEOPP during the year:

Grant Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2007	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2008
Options
1 February 2008	1 February 2018	$25.89	—	364,431	—	—	364,431
Performance share rights
1 February 2008	1 February 2018	—	—	82,290	—	—	82,290

The fair value at grant date of performance options issued to Mrs Kelly during the year was $3.82 and the fair value at grant date of performance share rights was $15.65.  As at 30 September 2008, no outstanding performance options or performance share rights issued to Mrs Kelly were exercisable.  The remaining contractual life at 30 September 2008 of outstanding performance options was 9.3 years, and outstanding performance share rights was 9.3 years.

(iv)            Chief Executive Securities Agreement 2003 (David Morgan)

David Morgan continues to hold performance options and performance share rights received under the Chief Executive Securities Agreement 2003.  This agreement was approved by shareholders at Westpac’s Annual General Meeting on 11 December 2003.

For awards under the Chief Executive Securities Agreement 2003, performance is tested once only for each tranche, three years from grant (or in the case of the 1 December 2006 tranche performance on 1 March 2010).  Performance options or performance share rights vest only if Westpac’s TSR is at or above the median of the ranking group, with full vesting where TSR ranking is at the 75th percentile.  Vesting is on a straight line basis between the median and the 75th percentile.

Outstanding Performance Options and Performance Share Rights

No performance options or performance share rights were granted to David Morgan during the year.  The following table sets out details of outstanding performance options and performance share rights granted under the Chief Executive Securities Agreement 2003 in previous years:

Grant Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2007	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2008
Options
1 March 2005	28 February 2015	$19.17	713,000	—	—	99,820	613,180
1 March 2006	28 February 2016	$23.52	713,000	—	—	—	713,000
1 December 2006	30 November 2016	$24.18	594,167	—	—	—	594,167
Totals 2008			2,020,167	—	—	99,820	1,920,347
Performance share rights
1 March 2005	28 February 2015		218,000	—	187,480	30,520	—
1 March 2006	28 February 2016		218,000	—	—	—	218,000
1 December 2006	30 November 2016		181,667	—	—	—	181,667
Totals 2008			617,667	—	187,480	30,520	399,667
Weighted average exercise price – options			$22.18			$19.17	$22.34
Totals 2007
Options			2,139,000	594,167	—	713,000	2,020,167
Performance share rights			654,000	181,667	—	218,000	617,667
Weighted average exercise price – options			$19.80	$24.18	—	$16.71	$22.18

Notes to the financial statements

Note 26.  Share-based payments (continued)

At 30 September 2008, 613,180 outstanding options issued to David Morgan were exercisable at an exercise price of $19.17 and no outstanding performance share rights issued to David Morgan were exercisable (2007 nil).  The weighted average remaining contractual life at 30 September 2008 of outstanding options was 7.3 years (2007 8.3 years) and outstanding performance share rights was 7.8 years (2007 8.3 years).

(v)                Fair value assumptions

The fair value of performance options and performance share rights included in the tables above have been independently calculated at grant date using a Binomial/Monte Carlo simulation pricing model.

•                  The assumptions included in the valuation of the 1 February 2008 awards to Gail Kelly include a risk free interest rate of 6.10% for performance options and 6.48% for performance share rights, a dividend yield on Westpac ordinary shares of 5.3% and a volatility in the Westpac share price of 18%;

•                  The assumptions included in the valuation of the 17 December 2007 awards of performance options under the WRP include a risk free interest rate of 6.26%, a dividend yield on Westpac ordinary shares of 5.0% and a volatility in the Westpac share price of 18%;

•                  The assumptions included in the valuation of the awards of unhurdled share rights under the WPP include a risk free interest rate ranging from 6.65% to 6.71%, a dividend yield on Westpac ordinary shares of 5.0% and a volatility in the Westpac ordinary share price of 18%;

•                  Volatility has been assessed by considering the implied volatility of publicly traded options over Westpac’s ordinary shares and the historic volatility of the market price of Westpac shares;

•                  Other assumptions include volatilities of, and correlation factors between, share price movements of the ranking group members and Westpac, which are used to assess the impact of performance hurdles; and

•                  Performance options and performance share rights have been valued assuming an expected life after the vesting date of up to one year.

(vi)            Chief Executive Officer Restricted Share Plan (CEO RSP)

Gail Kelly received awards of Westpac ordinary shares under the CEO RSP in relation to her employment agreement.  The awards were approved by Westpac shareholders at the 2007 Westpac Annual General Meeting.

Like the general RSP, Westpac ordinary shares are allocated under the CEO RSP at no cost to Mrs Kelly, with vesting subject to remaining employed with Westpac for a set period.  Shares in the CEO RSP are held in Mrs Kelly’s name and are restricted until satisfaction of the vesting conditions.  Shares in the RSP rank equally with Westpac ordinary shares for dividends and voting rights, and may be held in the RSP for up to ten years from the date they are granted.

Shares were acquired on market to fulfil the CEO RSP requirements during the 2008 financial year.

As at 30 September 2008 there were 277,639 CEO RSP shares outstanding that were allocated on 7 February 2008, of these 194,347 are restricted to 7 February 2009 and 83,292 are restricted to 1 December 2009.

(vii)        Restricted Share Plan

The Restricted Share Plan (RSP) was approved by shareholders at the 2006 Westpac Annual General Meeting.  It provides Westpac with an instrument for attracting and retaining key employees.  Under the RSP, Westpac shares may be allocated to eligible employees at no cost with vesting subject to remaining employed with Westpac for a period determined by the Board.  Shares in the RSP are held in the name of the employee and are restricted until satisfaction of the vesting conditions.  Shares in the RSP rank equally with Westpac ordinary shares for dividends and voting rights, and may be held in the RSP for up to ten years from the date they are granted.

Shares have been acquired on market to fulfil the RSP requirements for the 2008 financial year.

Outstanding RSP awards

The following table details outstanding awards of shares issued under the RSP:

Allocation date	Balance at Start of Year	Granted During the Year	Released	Forfeited During the Year	Balance Year End
October – December 2006	1,220,684	—	68,644	66,371	1,085,669
January – March 2007	18,139	—	—	5,980	12,159
April – June 2007	35,934	—	—	1,131	34,803
July – September 2007	31,010	—	4,481	2,700	23,829
October – December 2007	—	1,710,294	66,414	40,543	1,603,337
January – March 2008	—	53,136	3,565	5,790	43,781
April – June 2008	—	59,547	—	3,075	56,472
July – September 2008	—	89,035	—	—	89,035
Total 2008	1,305,767	1,912,012	143,104	125,590	2,949,085
2007	—	1,375,998	1,854	68,377	1,305,767

Note 26.  Share-based payments (continued)

(viii)    Other Group share-based plans

Westpac also provides plans for small, specialised parts of the Group.  The benefits under these plans are directly linked to growth and performance of the relevant part of the business.  The plans individually and in aggregate are not material to the Group.

(ix)           General Management Share Option Plan and Senior Officers’ Share Purchase Scheme

The General Management Share Option Plan (GMSOP) was approved by shareholders in December 1998.  The Senior Officers’ Share Purchase Scheme (SOSPS) was approved in its current form in that same year.  Both plans were closed to new invitations in 2002.

These plans provided for the allocation of share options to selected executives and senior officers to acquire fully paid ordinary shares issued by Westpac.  Only selected executives at General Manager level or above were invited by the Directors to participate in the GMSOP.  Invitations under the SOSPS were made by the Board to key senior Group employees.  Directors themselves were not eligible to participate in either plan.

No consideration was payable for the grant of an option under the GMSOP or the SOSPS.  The exercise price for each option was based on the prevailing market price of Westpac ordinary shares at the time of the invitation, and the options have a ten-year life.

Options granted under the GMSOP were subject to a relative TSR performance requirement that determined the proportion which may be exercised following the end of the performance period.  Options granted under the SOSPS were subject to a tenure-based hurdle only.

Upon exercising an option, the officer has the right to take up his or her entitlement in whole or in part (but in multiples of 1,000) as fully paid ordinary shares.  The exercise price is payable at the time of exercise.  If an option is not exercised prior to the end of its term, it lapses.

The following table sets out details of outstanding options granted under the GMSOP and SOSPS:

GMSOP

Grant Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2007	Exercised During the Year	Lapsed During the Year	Total Outstanding at 30 September 2008
29 December 1999	29 December 2009	$9.57	63,000	63,000	—	—
9 January 2002	9 January 2012	$14.70	254,703	124,820	—	129,883
14 October 2002	14 October 2012	$15.65	29,687	—	—	29,687
Totals 2008			347,390	187,820	—	159,570
Weighted average exercise price			$13.85	$12.98	—	$14.88
Totals 2007			1,006,155	640,585	18,180	347,390
Weighted average exercise price			$14.01	$14.07	$14.70	$13.85

SOSPS

Grant Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2007	Exercised During the Year	Lapsed During the Year	Total Outstanding at 30 September 2008
5 October 1999	5 October 2009	$9.55	40,000	—	—	40,000
29 December 1999	29 December 2009	$9.53	387,000	75,000	—	312,000
8 January 2001	8 January 2011	$13.26	676,000	78,000	—	598,000
9 April 2001	9 April 2011	$13.85	10,000	10,000	—	—
23 April 2001	23 April 2011	$13.50	20,000	—	—	20,000
9 January 2002	9 January 2012	$14.65	1,152,500	253,000	—	899,500
29 April 2002	29 April 2012	$15.40	28,000	28,000	—	—
22 July 2002	22 July 2012	$16.24	33,573	18,573	—	15,000
Totals 2008			2,347,073	462,573	—	1,884,500
Weighted average exercise price			$13.34	$13.68	—	$13.25
Totals 2007			3,908,573	1,561,500	—	2,347,073
Weighted average exercise price			$13.57	$13.93	—	$13.34

As at 30 September 2008, three executives (2007 six executives) held options under the GMSOP, and 81 officers (2007 103 officers) held options under the SOSPS.  The weighted average remaining contractual life of options at 30 September 2007 under:

•                  the GMSOP was 3.4 years (2007 4.0 years); and

•                  the SOSPS was 2.6 years (2007 3.6 years).

Notes to the financial statements

Note 26.  Share-based payments (continued)

General information on Executive and Senior Officer share plans

The market price of Westpac’s ordinary shares as at 30 September 2008 was $21.48 (2007 $28.50).  Details of the shares issued on exercise of options and share rights under each of the Executive and Senior Officer share plans during the year ended 30 September 2008 are set out below:

Plan/Agreement		Dates on which Options or Share Rights Were Exercised	Exercise Price $	Total Number of Shares Issued/ Allocated	Weighted Average Share Price at Date of Exercise $	Consideration Received ($’000)
2008	Westpac Performance Plan
	Performance options	October – December 2007	13.59 - 20.53	92,423	29.28	1,422
		January – March 2008	13.59 - 20.53	558,977	25.35	9,918
		April - June 2008	13.59 - 20.53	450,803	12.63	8,322
		July – September 2008	13.59	35,119	20.98	477

	Performance share rights	October – December 2007		206,774	28.31
		January – March 2008		1,648,832	25.52
		April – June 2008		920,866	24.40
		July – September 2008		677,389	20.30

	Chief Executives Securities Agreement 2003
	Performance share rights	January - March 2008		187,480	20.69

	GMSOP	October – December 2007	14.70	43,000	29.72	632
		April – June 2008	14.70	81,820	24.92	1,203
		July – September 2008	9.57	63,000	19.32	603

	SOSPS	October – December 2007	9.53 - 16.24	167,573	29.63	2,296
		January – March 2008	9.53 - 14.65	70,000	25.11	947
		April – June 2008	13.26 - 14.65	75,000	25.35	1,078
		July – September 2008	9.53 - 16.24	150,000	21.37	2,006

2007	Westpac Performance Plan
	Performance options	October – December 2006	13.59	356,096	24.72	4,839
		January – March 2007	13.59 - 20.53	63,644	25.14	1,086
		July – September 2007	13.59	36,372	25.98	494

	Performance share rights	October – December 2006		93,486	24.44
		January – March 2007		31,112	25.26
		April – June 2007		46,095	26.77
		July – September 2007		25,079	26.27

	GMSOP	October – December 2006	10.75 - 14.70	486,691	24.76	6,689
		April – June 2007	14.70	87,085	27.24	1,280
		July – September 2007	14.70 - 16.03	66,809	26.07	1,044

		October – December 2006	9.53 - 16.24	587,500	24.45	8,011
	SOSPS	January – March 2007	13.26 - 16.24	266,000	25.48	4,070
		April – June 2007	9.53 - 15.40	303,000	26.82	4,256
		July – September 2007	9.53 - 14.65	405,000	26.07	5,410

Shares allotted to satisfy the exercise of options or share rights under the employee equity plans will rank equally with all other issued Westpac ordinary shares and qualify for the payment of dividends and shareholder voting rights from the day of allotment.

The employee equity plans are operated in compliance with ASIC policy statement 49 which provides relief from the disclosure and licensing provisions of the Corporations Act.  Included in the ASIC policy statement is a five percent limit on the number of shares that can be issued under an employee equity plan without issuing a prospectus.

Note 26.  Share-based payments (continued)

Under the policy statement, the number of shares (including shares that are the subject of options and share rights) to be offered to employees at any particular time cannot, at the time the offer is made and when aggregated with the number of shares the subject of previously issued unexercised options and share rights issued to employees under those plans and with the number of shares issued during the previous five years under all employee share schemes, exceed five percent of the total number of shares on issue at the time that offer is made.

The names of all persons who hold options and/or share rights currently on issue are entered in Westpac’s register of option holders which may be inspected at Link Market Services, Level 12, 680 George Street, Sydney, New South Wales.

Employee Share Plans

(i)                  The Deferral Share Plan

Under the Deferral Share Plan (DSP), employees (including the CEO) have the opportunity to pre-elect to receive any prospective short term incentive (bonus) as Westpac ordinary shares.  Participants pay the current market price, including acquisition costs, at the time Westpac ordinary shares are purchased on their behalf by an independent plan company.  The shares must generally remain in the plan for 12 months, but can remain for up to ten years.  Participants are entitled to receive any dividend or other distribution attaching to shares held under the DSP.  Participants are also entitled to exercise voting rights attaching to the shares.

Australian-based Directors may elect each year to receive a percentage of their fees/salary in Westpac shares under the DSP.

The following table details share purchases under the DSP during the years ended 30 September:

	Number of Participants	Average Number of Shares Allocated per Participant	Total Number of Shares Allocated	Average Purchase Price per Share	Total Purchase Consideration
2008	918	605	561,542	$28.83	$16,188,935
2007	836	639	541,890	$23.91	$12,957,321

The shares were purchased on various dates throughout the financial year.

(ii)              The Employee Share Plan

Under the ESP, Westpac ordinary shares may be allocated at no cost to employees to recognise their contribution to Westpac’s financial performance over the previous financial year.  The ESP operates as a tax-exempt scheme with a maximum $1,000 award value allocation per employee each year.  However, the number of shares employees receive (if any) depends on Westpac’s share price performance over the twelve months to 30 September and is subject to Board discretion.

The shares must normally remain within the ESP for three years unless the employee leaves Westpac.  Participants are entitled to receive any dividend or other distribution attaching to shares held under the ESP.  Participants are also entitled to exercise voting rights attaching to the shares.

Westpac’s Australian employees (including part-time employees) who have been in six months continuous employment as at 30 September each year are eligible to participate in the ESP.  Executives and senior management who participate in any Westpac long-term incentive plan are not eligible to participate in the ESP during the same year.  The number of shares employees receive is calculated by dividing the award value by the prevailing market price of Westpac’s ordinary shares when the shares are granted.

Share allocation in the 2007 ESP award was by way of newly issued shares.  The following table provides details of shares issued under the ESP during the years ended 30 September:

	Allocation date	Number of Participants	Average Number of Shares Allocated per Participant	Total Number of Shares Allocated(1)		Average Market Price per Share	Total Fair Value
2008	10 December 2007	18,666	35	653,310	(1)	$28.44	$18,580,136
2007	8 December 2006	18,188	41	745,708	(1)	$23.83	$17,770,222

(1)                   Includes 1,107 shares (2007 1,800 shares) not used in the previous years allocation.

The liability accrued in respect of the ESP at 30 September 2008 is $11 million (2007 $19 million) and is included in other liabilities.

Notes to the financial statements

Note 27.  Average balances and related interest

The following table lists the average balances and related interest for the major categories of the Group’s interest earning assets and interest bearing liabilities.  Averages used are predominantly daily averages:

	Consolidated
	Year Ended 30 September 2008			Year Ended 30 September 2007			Year Ended 30 September 2006
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income(1)	Rate	Balance	Income(1)	Rate	Balance	Income(1)	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Due from other financial institutions:
Australia	22,428	1,556	6.9%	11,545	702	6.1%	10,282	583	5.7%
New Zealand	943	109	11.6%	1,503	100	6.7%	412	38	9.2%
Other Overseas	3,605	139	3.9%	3,097	167	5.4%	3,130	164	5.2%
Trading securities:
Australia	20,864	1,483	7.1%	12,938	761	5.9%	10,705	646	6.0%
New Zealand	2,485	203	8.2%	2,704	182	6.7%	3,287	199	6.1%
Other Overseas	1,995	69	3.5%	1,146	74	6.5%	34	2	5.9%
Other financial assets designated at fair value:
Australia	1,217	92	7.6%	483	36	7.5%	166	10	6.0%
New Zealand	—	—	—	1,016	79	7.8%	1,279	95	7.4%
Other Overseas	—	—	—	965	34	3.5%	1,462	88	6.0%
Available-for-sale securities:
Australia	288	20	6.9%	260	10	3.8%	407	20	4.9%
New Zealand	—	—	—	313	23	7.3%	252	19	7.5%
Other Overseas	2,084	118	5.7%	520	68	13.1%	160	12	7.5%
Regulatory deposits:
Other Overseas	1,076	31	2.9%	323	17	5.3%	331	16	4.8%
Loans and other receivables(2):
Australia	244,446	20,784	8.5%	210,176	15,986	7.6%	181,690	13,186	7.3%
New Zealand	45,014	4,220	9.4%	41,327	3,674	8.9%	34,468	2,930	8.5%
Other Overseas	5,212	329	6.3%	4,101	210	5.1%	2,638	164	6.2%
Intragroup receivables
Other Overseas	20,937	658	3.1%	17,683	921	5.2%	18,036	1,010	5.6%
Total interest earning assets and interest income including intragroup	372,594	29,811	8.0%	310,100	23,044	7.4%	268,739	19,182	7.1%
Intragroup elimination	(20,937)	(658)		(17,683)	(921)		(18,036)	(1,010)
Total interest earning assets and interest income	351,657	29,153	8.3%	292,417	22,123	7.6%	250,703	18,172	7.2%
Non-interest earning assets
Cash, due from other financial institutions and regulatory deposits	734			1,188			734
Derivative financial instruments	21,258			11,260			8,515
Life insurance assets	14,060			15,277			14,039
All other assets(3)	13,759			12,370			9,672
Total non-interest earning assets	49,811			40,095			32,960
Total acceptances	—			—			—
Total assets	401,468			332,512			283,663

(1)                   The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax.  The net interest income above is presented on a tax equivalent basis.  This increased net interest income by $72 million (2007 $101 million, 2006 $111 million) comprised of an interest income benefit of $72 million (2007 $48 million, 2006 $81 million) and an interest expense benefit of $nil million (2007 $53 million, 2006 $30 million).

(2)                   For the years ended 30 September 2008, 2007 and 2006 loans and receivables have been stated net of provisions for impairment charges.

(3)                   Includes property, plant and equipment, goodwill and intangibles, other assets and deferred tax.

Note 27.  Average balances and related interest (continued)

	Consolidated
	Year Ended 30 September 2008			Year Ended 30 September 2007			Year Ended 30 September 2006
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Expense(1)	Rate	Balance	Expense(1)	Rate	Balance	Expense(1)	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Due to other financial institutions:
Australia	3,577	215	6.0%	4,945	232	4.7%	4,122	226	5.5%
New Zealand	431	30	7.0%	1,820	120	6.6%	2,316	159	6.9%
Other Overseas	5,874	204	3.5%	3,696	188	5.1%	3,627	147	4.1%
Deposits:
Australia	165,524	10,456	6.3%	133,991	7,097	5.3%	119,064	5,666	4.8%
New Zealand	27,888	2,096	7.5%	26,595	1,783	6.7%	23,797	1,475	6.2%
Other Overseas	20,461	809	4.0%	14,574	666	4.6%	10,063	428	4.3%
Loan capital:
Australia	6,772	438	6.5%	6,455	378	5.9%	5,530	309	5.6%
Other Overseas	758	46	6.1%	652	31	4.8%	702	38	5.4%
Other interest bearing liabilities(2):
Australia	92,422	6,640	n/a	72,255	4,308	n/a	54,009	3,276	n/a
New Zealand	4,261	802	n/a	2,696	605	n/a	520	144	n/a
Other Overseas	6,897	123	n/a	7,276	301	n/a	9,266	551	n/a
Intragroup payable:
Australia	7,196	460	6.4%	6,294	488	7.8%	8,742	548	6.3%
New Zealand	13,741	198	1.4%	11,389	433	3.8%	9,295	462	5.0%
Total interest bearing liabilities and interest expense including intragroup	355,802	22,517	6.3%	292,638	16,630	5.7%	251,053	13,429	5.3%
Intragroup elimination	(20,937)	(658)		(17,683)	(921)		(18,037)	(1,010)
Total interest bearing liabilities and interest expense	334,865	21,859	6.5%	274,955	15,709	5.7%	233,016	12,419	5.3%
Non-interest bearing liabilities
Deposits and due to other financial institutions:
Australia	7,137			6,642			5,592
New Zealand	1,868			2,293			2,135
Other Overseas	312			280			290
Derivative financial instruments	18,595			10,668			8,523
Life insurance policy liabilities	13,173			14,072			13,135
All other liabilities(3)	6,901			6,983			6,130
Total non-interest bearing liabilities	47,986			40,938			35,805
Total liabilities	382,851			315,893			268,821
Shareholders’ equity	16,699			14,708			13,369
Minority interests	1,918			1,911			1,473
Total equity	18,617			16,619			14,842
Total liabilities and equity	401,468			332,512			283,663

(1)                   The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax.  The net interest income above is presented on a tax equivalent basis.  This increased net interest income by $72 million (2007 $101 million, 2006 $111 million) comprised of an interest income benefit of $72 million (2007 $48 million, 2006 $81 million) and an interest expense benefit of $nil million (2007 $53 million, 2006 $30 million).

(2)                   Includes net impact of Treasury balance sheet management activities.

(3)                   Includes provisions for current and deferred tax liabilities and other liabilities.

Notes to the financial statements

Note 27.  Average balances and related interest (continued)

The following table allocates changes in net interest income between changes in volume and changes in rate for the last two fiscal years.  Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest bearing liabilities.  The variance caused by change in both volume and rate has been allocated in proportion to the relationship of the absolute dollar amount of each change to the total.  The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax.  The net interest income above is presented on a tax equivalent basis.  This increased net interest income by $72 million (2007 $101 million) comprised of an interest income benefit of $72 million (2007 $48 million) and an interest expense benefit of $nil million (2007 $53 million).

	Consolidated
	2008			2007
	Change Due To			Change Due To
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest-earning assets
Due from other financial institutions:
Australia	662	192	854	72	47	119
New Zealand	(37)	46	9	101	(39)	62
Other Overseas	27	(55)	(28)	(2)	5	3
Trading securities:
Australia	466	256	722	135	(19)	116
New Zealand	(15)	36	21	(35)	18	(17)
Other Overseas	55	(60)	(5)	65	7	72
Other financial assets designated at fair value:
Australia	55	1	56	19	7	26
New Zealand	(79)	—	(79)	(20)	4	(16)
Other Overseas	(34)	—	(34)	(30)	(24)	(54)
Available-for-sale securities:
Australia	1	9	10	(7)	(3)	(10)
New Zealand	(23)	—	(23)	5	(1)	4
Other Overseas	205	(155)	50	27	29	56
Regulatory deposits:
Other Overseas	40	(26)	14	—	1	1
Loans and other receivables:
Australia	2,607	2,191	4,798	2,067	732	2,799
New Zealand	328	218	546	583	161	744
Other Overseas	57	62	119	91	(45)	46
Intragroup receivable
Overseas	169	(432)	(263)	(20)	(69)	(89)
Total change in interest income including intragroup	4,484	2,283	6,767	3,051	811	3,862
Intragroup elimination	(169)	432	263	20	69	89
Total change in interest income	4,315	2,715	7,030	3,071	880	3,951

Note 27.  Average balances and related interest (continued)

	Consolidated
	2008			2007
	Change Due To			Change Due To
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest-bearing liabilities
Deposits:
Australia	1,670	1,689	3,359	710	721	1,431
New Zealand	87	226	313	173	135	308
Other Overseas	269	(126)	143	192	46	238
Due to other financial institutions:
Australia	(64)	47	(17)	45	(39)	6
New Zealand	(92)	2	(90)	(34)	(5)	(39)
Other Overseas	111	(95)	16	3	38	41
Loan capital:
Australia	19	41	60	52	17	69
Other Overseas	5	10	15	(3)	(4)	(7)
Other interest-bearing liabilities:
Australia	1,202	1,130	2,332	1,107	(75)	1,032
New Zealand	351	(154)	197	603	(142)	461
Other Overseas	(16)	(162)	(178)	(118)	(132)	(250)
Intragroup payable:
Australia	70	(98)	(28)	(153)	93	(60)
New Zealand	89	(324)	(235)	104	(133)	(29)
Total change in interest expense including intragroup	3,701	2,186	5,887	2,681	520	3,201
Intragroup elimination	(159)	422	263	49	40	89
Total change in interest expense	3,542	2,608	6,150	2,730	560	3,290
Change in net interest income:
Australia	894	(160)	734	525	47	572
New Zealand	(261)	550	289	(212)	288	76
Other Overseas	150	(293)	(143)	57	(44)	13
Total change in net interest income	783	97	880	370	291	661

Notes to the financial statements

Note 28.  Financial risk

Risk is inherent in the Bank’s activities, but is managed through a process of ongoing identification, measurement and monitoring.

Westpac’s risk appetite is set by the Board.  It is determined after considering top down requirements (including Westpac’s preferred debt rating and regulatory requirements) and bottom-up aggregates (such as risk concentration and limits).

Westpac’s appetite for risk is influenced by a range of factors, including whether a risk is considered consistent with its strategy (core risk).  Westpac has a lower appetite for risks that are not part of its core strategy.  This concept of a ‘core risk’ is used in daily decision making and the limit setting framework.  Westpac maintains a risk-reward oriented approach to creating shareholder value utilising a measurement framework covering all material risk classes.

Westpac seeks to maximise total shareholder returns over the longer term by achieving an appropriate balance between growth and volatility of returns and by ultimately returning that value to shareholders.

Westpac distinguishes the following types of risk:

Type of risk		Description
Financial instrument risk	•	credit risk – the risk of financial loss where a customer or counterparty fails to meet their financial obligations.
	•	market risk – the risk to earnings from changes in market factors, such as interest rate, foreign exchange, commodity price and equity price risk.
•

operational risk – the risk that arises from inadequate or failed internal processes, people and systems or from external events. This includes compliance risk – the risk of legal or regulatory sanction, financial or reputation loss arising from our failure to apply the regulatory standards expected of us as a financial services group.

	•	liquidity risk – the risk of not meeting our payment obligations, which could arise as a result of mismatched cash flows generated by our business.

Other related risks	•	insurance risk – the risk of not being able to meet insurance claims arising from contracts issued by Westpac subsidiaries.
	•	model risk – the risk of financial, reputation or operational losses arising because of a model.
•

reputation risk – the risk to earnings or capital arising from negative public opinion resulting from the loss of reputation or public trust and standing. This risk encompasses social, ethical and environmental risks arising out of areas such as people management, climate change governance, and supply chain management.

	•	business risk – the risk associated with the vulnerability of a line of business to changes in the business environment.
	•	contagion risk – the risk that problems arising in other Westpac Group members may compromise the financial and operating position of the authorised deposit taking institutions in the Westpac Group.

Westpac takes an integrated approach to managing these interlinked risks.

Note 28.  Financial risk (continued)

Note 28 provides a summary of Westpac’s risk management framework, as well as a discussion of Westpac’s financial risk management policies and practices and quantitative information on some of its principal financial risk exposures.  The information contained in Note 28 can be segregated as follows:

28.1 Approach to risk management

28.2 Credit risk management

28.2.1 Credit risk management policy

28.2.2 Provision and impairment policy

28.2.3 Internal credit risk ratings system

28.2.4 Credit risk mitigation, collateral and other credit enhancements

28.2.5 Credit risk concentrations

28.2.6 Credit quality of financial assets

28.2.7 Financial assets that are neither past due nor individually impaired

28.2.8 Financial assets that are past due, but not individually impaired

28.2.9 Impaired financial assets

28.2.10 Non-performing loans

28.3 Funding and liquidity risk management

28.3.1 Sources of liquidity

28.3.2 Liquidity reporting

28.3.3 Contractual maturity on an undiscounted basis

28.3.4 Contractual maturity on an discounted basis

28.4 Market risk

28.4.1 Trading Value at Risk

28.4.2 Interest rate risk in the banking book

28.4.3 Interest rate mismatch

28.1 Approach to risk management

Westpac approaches risk management by identifying, assessing and managing the risks that affect its business in accordance with a set of core risk management values.  This approach enables the risks to be balanced against appropriate rewards and to reflect Westpac’s risk appetite.

The Board is responsible for determining Westpac’s appetite for risk, and reviewing and approving Westpac’s risk management strategy and the overarching frameworks or approaches to managing the key risks.  Executive management is responsible for implementing the Board-approved risk management strategy and developing policies, controls, processes and procedures to identify and effectively manage risks in all of Westpac’s activities, in accordance with the Board approved frameworks.

Notes to the financial statements

Note 28.  Financial risk (continued)

Westpac’s risk management governance structure is set out in the table below:

Board

Reviews and approves our overall risk management strategy, including our appetite for risk.

Board Risk Management Committee

The Board has delegated responsibility to the Board Risk Management Committee to set risk appetite, approve frameworks, policies and processes for managing risk and accept risks beyond the approval discretion provided to management.

In addition, the Board Risk Management Committee:

•	monitors the risk profile, performance, capital levels, exposures against limits and management and control of our risks;
•	monitors changes anticipated in the economic and business environment and other factors relevant to our risk profile;
•	oversees the development and ongoing review of appropriate policies that support our frameworks for managing risk; and
•	reviews significant issues that may be raised by internal audit as well as the length of time and action taken to resolve such issues.

Board committees with a risk focus

Board Audit Committee		Board Sustainability Committee

•	oversees the integrity of financial statements and financial reporting systems.	•	oversees environmental, social, governance and ethical performance and issues.

Executive risk committees

Executive management committee focused on market dislocation

•	proactively tracks and responds to emerging trends; and
•	maintains intensity of effort on risk management in the current environment.

Westpac Group Risk-Reward Committee (GRRC)

•	sets and leads the risk optimisation agenda for Westpac;
•	recommends to the Board Risk Management Committee the appropriate risk-reward positioning and integrates decisions on overall capital levels and earnings profile;
•	initiates and oversees strategies to align Westpac’s risk-reward profile with boundaries for risk appetite and earnings volatility within parameters set by the Board;
•	oversees the risk governance framework, including the performance, role and membership of the executive risk committees; and
•	approves any changes to Westpac’s measures of risk-adjusted performance and monitors their use.

Westpac Group Credit Risk Committee (CREDCO)		Westpac Group Market Risk Committee (MARCO)		Westpac Group Operational Risk & Compliance Committee (OPCO)

•	seeks to optimise credit risk-reward;	•	seeks to optimise market and	•	seeks to optimise operational risk-
•	oversees portfolio performance;		liquidity risk-reward;		reward;
•	oversees the establishment and	•	oversees portfolio performance;	•	oversees the governance of operational
	review of limits and authority levels	•	determines limits within Board-		risk and compliance, including the
	within Board-approved parameters;		approved parameters; and		framework and policies;
	and	•	monitors adherence to Board-	•	oversees the operational and reputation
•	monitors adherence to Board-		approved limits.		risk profile; and
	approved limits.			•	oversees the operational risk profile.

Group level risk management

Group Risk

•	develops the group-level risk management frameworks for approval by the Board Risk Management Committee;
•	directs the review and development of key policies related to the risk management frameworks;
•	establishes risk concentration limits and monitors risk concentrations; and
•	monitors compliance and regulatory obligations and emerging risk issues.

Independent internal review

Group Assurance

•	reviews the adequacy and effectiveness of management controls for risk.

Note 28.  Financial risk (continued)

28.2 Credit risk management

Credit Risk is the risk of financial loss that results from customers or counterparties failing to meet their financial obligations including obligations that exist via direct loans, unrecognised credit commitments and financial market activities.

28.2.1 Credit risk management policy

Westpac maintains a number of credit risk management policies and frameworks, which are intended to clearly define roles and responsibilities, acceptable practices, and provide limits, definitions and guidance for the treatment of exceptions.

•                  the Credit Risk Management Framework describes the principles, methods, systems, roles and responsibilities, key reports and controls that exist for managing credit in Westpac;

•                  the Credit Risk Rating Framework describes the risk rating system philosophy, design, maintenance and uses; and

•                  Westpac has established policies governing the limits and management of exceptions for three types of concentration risks:

•                  individual counterparties;

•                  countries; and

•                  specific industries (e.g. property).

Westpac has established a set of Credit Approval Limits (CALs) to govern the extension of credit.  CALs represent the formal delegation of Board credit approval authority to responsible authorities throughout the organisation.

Credit manuals exist in each business unit to govern the extension of credit.  These manuals are updated by the business units, with significant changes approved by the Group Risk.

Sector policies exist to guide the extension of credit where industry-specific guidelines (e.g. acceptable financial ratios or types of collateral) are necessary.  These policies are maintained by the business units.

Notes to the financial statements

Note 28.  Financial risk (continued)

Westpac has established a Related Entity Risk policy to govern the limits and management of exceptions for lending to related entities, so as to minimise contagion risk for the extended licensed enterprise and to ensure compliance with the prudential limits prescribed by APRA.

Exposures are managed from a portfolio perspective, with risk mitigation techniques used to regularly re-balance the portfolio.  In 2008 Westpac targeted a risk management hedging ratio of between 5% to 15% of the loan portfolio.

28.2.2 Provisions and impairments policy

Provisions for loan impairment represent management’s best estimate of the losses incurred in the loan portfolios as at the balance date.  There are two components of Westpac’s loan impairment provisions, individually assessed provisions and collectively assessed provisions.  In determining the individual component all relevant considerations that have a bearing on the expected future cash flows are taken into account, for example, the business prospects of the customer, the realisable value of collateral, Westpac’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process.  These judgements and estimates can change with time as new information becomes available or as work-out strategies evolve, resulting in revisions to the impairment provision as individual decisions are made.

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

28.2.3 Internal credit risk ratings system

The principal objective of credit risk rating system is to produce the most accurately possible quantitative assessment of the credit risk to which the Group is exposed.

Westpac’s internal credit risk rating system for transaction–managed customers assigns a Customer Risk Grade (CRG) to each customer, corresponding to their expected probability of default (PD).  Each facility is assigned a loss given default (LGD).  The Westpac risk rating system has 20 risk grades for non-defaulted customers and 10 risk grades for defaulted customers.  Non-defaulted CRGs are mapped to Moody’s and Standard and Poor’s (S&P) external senior ranking unsecured ratings.  Customers that are not transaction-managed (referred to as the program-managed portfolio) are segmented into pools of similar risk.  Segments are created by analysing characteristics that have historically proven predictive in determining if an account is likely to go into default.  Customers are then grouped according to these predictive characteristics and each segment assigned a PD and LGD.

The table below shows the current alignment between Westpac’s CRGs and the corresponding external rating.  Note that only high-level CRG groupings are shown and each segment is assigned a PD and LGD.

Financial Statement Disclosure	Westpac CRG	Moody’s Rating	S&P Rating
Strong	A	Aaa – Aa3	AAA – AA–
	B	A1 – A3	A+ – A–
	C	Baa1 – Baa3	BBB+ – BBB–
Good/Satisfactory	D	Ba1 – B1	BB+ – B+

Financial Statement Disclosure	Westpac CRG	Definitions
Weak	E	Watchlist
	F	Special Mention
Weak/Default	G – H	Substandard/Default

Control mechanisms for the credit risk rating system

Westpac’s credit risk rating system is reviewed annually to ensure the rating criteria and procedures are applicable to the current portfolio and external conditions.  The Board Risk Management committee monitors the risk profile, performance and management of Westpac’s credit portfolio and development and review of credit risk policies.  All models materially impacting the risk rating process are validated in accordance with Westpac’s model risk validation policy.  Specific credit risk estimates (including PD, LGD and exposure at default (EAD) levels) are overseen and approved by a subcommittee of the Group Credit Risk Committee.  These estimates are reviewed annually.

28.2.4 Credit risk mitigation, collateral and other credit enhancements

Westpac uses a wide variety of techniques to reduce the credit risk arising from its lending activities.  The Group commonly obtains security for the funds advanced.  Westpac ensures that enforceable legal documentation is held which establishes Westpac’s direct, irrevocable and unconditional recourse to any collateral, security and other credit enhancements provided.

Note 28.  Financial risk (continued)

The table below describes the nature of collateral held for financial asset classes:

Cash and balances with central banks, including regulatory deposits	These exposures are generally considered to be low risk due to the nature of the counterparties. Collateral is generally not sought on these balances.

Due from other financial institutions	These exposures are generally considered to be low risk due to the credit risk grade of the counterparties. Collateral is generally not sought on these balances.

Derivative financial instruments

Where possible, credit risk is minimised through the use of netting agreements enabling derivative assets and liabilities with the same counterparty to be offset. Collateral may also be sought where this is deemed prudent, depending upon the nature of the transaction and the credit worthiness of the counterparty.

Trading assets	These exposures are carried at fair value which reflects the credit risk. No collateral is sought directly from the issuer or counterparty; however this may be implicit in the terms of the instrument.

Other financial assets designated at fair value	These exposures are carried at fair value which reflects the credit risk. The terms of debt securities may include collateralisation. Loans and advances may be collateralised.

Available for sale securities	Collateral is not sought directly with respect to these exposures; however collateralisation may be implicit in the structure of the asset.

Loans for consumer purposes(1)	Loans for retail purposes may be secured, partially secured or unsecured depending on the product. Security is typically taken by a fixed and/or floating charge over property or other assets.

Loans for business purposes(1)

Loans for business purposes may be secured, partially secured or unsecured. Security is typically taken by a fixed and/or floating charge over property, business assets, or other assets. Other forms of credit protection may also be sought or taken out if warranted.

Life insurance assets

No collateral is held or provided on these assets other than a fixed charge over the properties backing Australian mortgage investments. These properties are valued on origination of the loan or during enforcement actions only.

Due from subsidiaries	These exposures are generally considered to be low risk due to the nature of the counterparties. Collateral is generally not sought on these balances.

(1)  This includes collateral held in relation to associated credit commitments.

Westpac recognises financial collateral in the form of:

•                  cash (primarily in Australian, New Zealand and US dollars);

•                  bonds as issued by Australian Commonwealth, State and Territory government or their Public Sector Enterprises;

•                  securities issued by other specified AAA-rated sovereign governments; and

•                  credit–linked notes (provided the proceeds are invested in cash or other collateral described above as eligible collateral for credit risk mitigation by way of risk reduction).

Westpac facilitates the management of its credit exposures through:

•                  collateral valuation and management;

•                  credit portfolio management; and

•                  balance sheet netting.

Collateral valuation and management

Westpac revalues collateral related to financial markets positions on a daily basis to monitor the net risk position, and has formal processes in place to ensure calls for collateral top-up or exposure reduction are made promptly.  An independent operational unit has responsibility for monitoring these positions.  The collaterisation arrangements are documented via the Support Annex of the International Swaps and Derivatives Association (ISDA) dealing agreement.

Notes to the financial statements

Note 28.  Financial risk (continued)

Credit Portfolio Management

Credit Portfolio Management (CPM) is a business unit that manages the overall risk in Westpac’s corporate, sovereign and bank credit portfolios.  CPM includes a dedicated portfolio trading desk with the specific mandate of actively monitoring the underlying exposure and any offsetting hedge positions.  Specific reporting is maintained and monitored on the matching of hedges with underlying facilities, with any adjustments to hedges (e.g. unwinds or extensions) managed dynamically.  CPM ensures that credit protection is acquired from sovereign entities, public sector entities, banks or securities firms and other entities with a minimum risk grade equivalent of A3/A–.

Balance sheet netting

Risk reduction by way of current account set-offs is recognised for exposures to creditworthy customers domiciled in Australia and New Zealand only.  Customers are required to enter into formal agreements giving Westpac the unfettered right to set-off gross credit and debit balances in their nominated accounts to determine Westpac’s net exposure within each of these two jurisdictions.  Cross-border set-offs are not permitted.

Close-out netting is undertaken for off-balance sheet financial market transactions with counterparties with whom Westpac has entered into master dealing agreements which allow such netting in specified jurisdictions.  Close-out netting effectively aggregates pre-settlement risk exposure at time of default, thus reducing overall exposure.

28.2.5 Credit risk concentrations

A concentration of credit risk exists when a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Credit risk concentrations by industry

Westpac monitors its credit portfolio to manage risk concentrations.  Exposures to businesses, government and other financial institutions are classified into a number of industry clusters based on groupings of related ANZSIC codes and are monitored against industry exposure boundaries.  The level of industry risk is measured on a dynamic basis.  Exposures are actively managed from a portfolio perspective, with risk mitigation techniques used to re-balance the portfolio.

Note 28.  Financial risk (continued)

During the current year we have modified the presentation of financial assets by industry to align external reporting with the basis of internal reporting.  The industry clusters presented below are based on ANZSIC codes.  The revised industry classifications impact Note 11, Note 12 and Note 28.

The table below sets out the maximum exposure to credit risk (excluding any collateral received) and the credit risk concentrations to which the Group is exposed.  The total (on balance sheet) will not reconcile to Westpac and the Group’s total assets as cash, deferred taxes, non-financial assets and other financial assets have been excluded from the table below.  Investments in subsidiaries and due from subsidiaries have also been excluded from Westpac parent entity reporting.

	Consolidated 2008
	Trading Assets	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans for Consumer Purposes	Loans for Business Purposes	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	—	—	—	83	3,779	1	—	3,863	944
Agriculture, forestry and fishing	—	—	—	84	5,541	106	—	5,731	1,149
Construction	—	—	—	174	4,027	77	—	4,278	8,591
Finance and insurance	21,347	1,815	81	990	17,580	28,279	12,301	82,393	18,302
Government, administration and defence	8,088	—	14	—	451	187	—	8,740	1,341
Manufacturing	71	12	—	103	10,120	353	—	10,659	8,004
Mining	—	—	—	11	1,853	320	—	2,184	4,718
Property	141	—	21	1,590	27,604	285	—	29,641	—
Property services and business services	135	—	100	371	6,410	89	—	7,105	19,652
Services	25	—	38	307	6,546	1	—	6,917	811
Trade	20	—	—	267	10,501	96	—	10,884	4,033
Transport and storage	78	—	—	32	5,453	68	—	5,631	1,259
Utilities	172	—	—	10	2,337	237	—	2,756	2,822
Retail Lending	—	664	—	154,985	—	163	178	155,990	16,578
Other	—	—	58	190	1,473	31	—	1,752	14
Total Australia	30,077	2,491	312	159,197	103,675	30,293	12,479	338,524	88,218
New Zealand
Accommodation, cafes and restaurants	—	—	—	100	70	—	—	170	63
Agriculture, forestry and fishing	—	—	—	2,479	1,747	234	—	4,460	552
Construction	—	—	—	207	146	9	—	362	894
Finance and insurance	2,727	56	—	1,456	1,026	3,696	68	9,029	1,196
Government, administration and defence	130	—	—	160	112	52	—	454	765
Manufacturing	85	—	—	742	523	11	—	1,361	1,432
Mining	—	—	—	140	98	—	—	238	249
Property	—	—	—	2,774	1,953	—	—	4,727	—
Property services and business services	—	—	—	—	—	282	—	282	—
Services	—	—	69	1,067	752	—	—	1,888	—
Trade	—	—	—	1,204	848	8	—	2,060	1,138
Transport and storage	13	—	—	486	343	—	—	842	372
Utilities	—	—	—	399	281	10	—	690	889
Retail Lending	—	—	—	16,269	11,456	1	—	27,726	7,489
Other	—	—	—	—	—	48	—	48	119
Total New Zealand	2,955	56	69	27,483	19,355	4,351	68	54,337	15,158

Loan products that have both a mortgage and deposit facility have been presented on a gross basis in the balance sheet.  The change in presentation in the current year has resulted in an adjustment to the loans and deposit balance of $4.0 billion at 30 September 2008 (2007 $2.8 billion).

Notes to the financial statements

Note 28.  Financial risk (continued)

	Consolidated 2008
	Trading Assets	Other Financial Assets Designated at Fair Value	Available-For-Sale Securities	Loans for Consumer Purposes	Loans for Business Purposes	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other Overseas
Accommodation, cafes and restaurants	—	—	—	24	189	—	—	213	61
Agriculture, forestry and fishing	—	—	—	2	63	—	—	65	7
Construction	—	—	—	13	185	—	—	198	163
Finance and insurance	6,502	—	737	—	1,041	98	—	8,378	4,297
Government, administration and defence	—	—	495	2	11	—	—	508	96
Manufacturing	—	—	—	20	879	51	—	950	1,433
Mining	—	—	—	—	41	—	—	41	244
Property	—	—	—	73	24	—	—	97	—
Property services and business services	—	—	—	40	243	—	—	283	—
Services	—	—	—	51	294	—	—	345	—
Trade	—	—	—	76	247	—	—	323	366
Transport and storage	—	—	—	59	553	—	—	612	253
Utilities	—	—	—	1	423	—	—	424	161
Retail Lending	—	—	—	44	29	—	—	73	1,125
Other	—	—	—	836	317	17	—	1,170	8
Total Other Overseas	6,502	—	1,232	1,241	4,539	166	—	13,680	8,214
Other risk concentrations
Amounts due from financial institutions								21,345
Regulatory deposits								927
Total gross credit risk	39,534	2,547	1,613	187,921	127,569	34,810	12,547	428,813	111,590

Note 28.  Financial risk (continued)

	Consolidated 2007
	Trading Assets	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans for Consumer Purposes	Loans for Business Purposes	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	—	—	—	70	3,215	3	—	3,288	644
Agriculture, forestry and fishing	—	—	—	65	4,770	156	—	4,991	1,106
Construction	—	—	—	131	3,410	110	—	3,651	6,731
Finance and insurance	7,414	420	408	927	11,406	17,826	15,182	53,583	19,748
Government, administration and defence	8,829	—	—	—	564	434	—	9,827	1,327
Manufacturing	111	—	—	80	8,874	383	—	9,448	7,059
Mining		—	1	8	1,116	88	—	1,213	3,933
Property	33	—	19	1,024	21,951	—	—	23,027	—
Property services and business services	218	—	100	285	4,873	843	—	6,319	20,509
Services	5	—	4	267	6,143	109	—	6,529	544
Trade	—	—	—	196	8,544	224	—	8,964	3,805
Transport and storage	28	—	—	27	3,993	101	—	4,149	786
Utilities	226	—	—	—	2,069	1,470	—	3,765	1,801
Retail Lending	245	759	—	139,202	—	—	206	140,412	9,650
Other	4	—	24	497	5,323	—	—	5,848	9
Total Australia	17,113	1,179	556	142,779	86,251	21,748	15,388	285,015	77,650
New Zealand
Accommodation, cafes and restaurants	—	—	—	114	75	—	—	189	47
Agriculture, forestry and fishing	2	—	—	2,224	1,457	—	—	3,683	452
Construction	—	—	—	222	145	—	—	367	1,143
Finance and insurance	2,276	—	201	1,598	1,047	2,522	68	7,712	507
Government, administration and defence	158	—	—	134	88	—	—	380	596
Manufacturing	634	—	—	728	477	—	—	1,839	1,232
Mining	—	—	—	151	99	—	—	250	272
Property	272	—	—	2,571	1,684	—	—	4,527	—
Property services and business services	—	—	—	—	—	—	—	—	7,282
Services	—	—	—	755	495	—	—	1,250	—
Trade	—	—	—	1,117	732	—	—	1,849	1,141
Transport and storage	—	—	—	406	266	—	—	672	354
Utilities	6	—	—	331	217	—	—	554	795
Retail Lending	—	—	—	15,826	10,368	—	—	26,194	3
Other	—	—	—	—	—	—	—	—	272
Total New Zealand	3,348	—	201	26,177	17,150	2,522	68	49,466	14,097

Notes to the financial statements

Note 28.  Financial risk (continued)

	Consolidated 2007
	Trading Assets	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans for Consumer Purposes	Loans for Business Purposes	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other Overseas
Accommodation, cafes and restaurants	—	—	—	—	337	—	—	337	50
Agriculture, forestry and fishing	—	—	—	13	46	—	—	59	9
Construction	—	—	—	—	53	—	—	53	146
Finance and insurance	1,776	—	44	—	1,055	38	—	2,913	4,542
Government, administration and defence	—	—	288	—	9	—	—	297	73
Manufacturing	—	—	—	—	552	—	—	552	1,375
Mining	—	—	—	—	15	—	—	15	164
Property	—	—	—	—	69	—	—	69	—
Property services and business services	—	—	—	2	210	—	—	212	698
Services	—	—	—	17	369	—	—	386	—
Trade	—	—	—	8	574	—	—	582	344
Transport and storage	—	—	—	—	153	—	—	153	101
Utilities	—	—	—	1	135	—	—	135	90
Retail Lending	—	—	—	271	—	—	—	271	42
Other	—	—	—	454	44	—	—	498	84
Total Other Overseas	1,776	—	332	766	3,621	38	—	6,532	7,717
Other risk concentrations
Amounts due from financial institutions								28,379
Regulatory deposits								753
Total gross credit risk	22,237	1,179	1,089	169,722	107,022	24,308	15,456	370,145	99,464

Note 28.  Financial risk (continued)

	Parent Entity 2008
	Trading Assets	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans for Consumer Purposes	Loans for Business Purposes	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	—	—	—	88	3,772	1	—	3,861	944
Agriculture, forestry and fishing	—	—	—	89	5,534	106	—	5,729	1,149
Construction	—	—	—	183	4,022	77	—	4,282	8,591
Finance and insurance	21,270	804	41	1,042	18,078	28,153	—	69,388	18,302
Government, administration and defence	8,088	—	7	—	451	187	—	8,733	1,341
Manufacturing	71	12	—	108	10,086	353	—	10,630	8,004
Mining	—	—	—	12	1,852	320	—	2,184	4,718
Property	93	—	11	1,949	27,243	285	—	29,581	—
Property services and business services	92	—	51	391	6,403	89	—	7,026	18,164
Services	29	—	101	323	6,437	1	—	6,891	811
Trade	20	—	—	281	10,488	96	—	10,885	4,033
Transport and storage	55	—	—	34	5,449	68	—	5,606	1,259
Utilities	173	—	—	11	2,338	237	—	2,759	2,822
Retail Lending	—	664	—	154,183	—	164	—	155,011	16,578
Other	—	—	29	200	1,471	31	—	1,731	14
Total Australia	29,891	1,480	240	158,894	103,624	30,168	—	324,297	86,730
New Zealand
Accommodation, cafes and restaurants	—	—	—	—	5	—	—	5	19
Agriculture, forestry and fishing	—	—	—	—	681	234	—	915	142
Construction	—	—	—	—	93	9	—	102	84
Finance and insurance	1,074	—	—	—	1,817	3,687	—	6,578	818
Government, administration and defence	130	—	—	—	132	52	—	314	591
Manufacturing	85	—	—	—	576	11	—	672	961
Mining	—	—	—	—	173	—	—	173	234
Property	—	—	—	—	545	—	—	545	—
Property services and business services	—	—	—	—	—	282	—	282	574
Services	—	—	—	—	1,096	—	—	1,096	—
Trade	—	—	—	—	1,129	8	—	1,137	476
Transport and storage	—	—	—	—	385	—	—	385	287
Utilities	13	—	—	—	499	10	—	522	868
Retail Lending	—	—	—	—	219	1	—	220	—
Other	—	—	—	—	123	48	—	171	119
Total New Zealand	1,302	—	—	—	7,473	4,342	—	13,117	5,173

Notes to the financial statements

Note 28.  Financial risk (continued)

	Parent Entity 2008
	Trading Assets	Other Financial Assets Designated at Fair Value	Available-For-Sale Securities	Loans for Consumer Purposes	Loans for Business Purposes	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other Overseas
Accommodation, cafes and restaurants	—	—	—	23	180	—	—	203	59
Agriculture, forestry and fishing	—	—	—	1	23	—	—	24	4
Construction	—	—	—	12	62	—	—	74	161
Finance and insurance	5,145	—	240	—	938	77	—	6,400	4,175
Government, administration and defence	—	—	60	2	6	—	—	68	96
Manufacturing	—	—	—	18	841	51	—	910	1,427
Mining	—	—	—	—	—	—	—	—	244
Property	—	—	—	8	23	—	—	31	—
Property services and business services	—	—	—	37	192	—	—	229	—
Services	—	—	—	49	236	—	—	285	1,039
Trade	—	—	—	70	141	—	—	211	341
Transport and storage	—	—	—	57	465	—	—	522	246
Utilities	—	—	—	1	389	—	—	390	159
Retail Lending	—	—	—	43	17	—	—	60	64
Other	—	—	—	433	209	16	—	658	8
Total Other Overseas	5,145	—	300	754	3,722	144	—	10,065	8,023
Other risk concentrations
Amounts due from financial institutions	—	—	—	—	—	—	—	16,319	—
Regulatory deposits	—	—	—	—	—	—	—	885	—
Total gross credit risk	36,338	1,480	540	159,648	114,819	34,654	—	364,683	99,926

Note 28.  Financial risk (continued)

	Parent Entity 2007
	Trading Assets	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans for Consumer Purposes	Loans for Business Purposes	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	—	—	—	71	3,213	3	—	3,287	644
Agriculture, forestry and fishing	—	—	—	67	4,770	156	—	4,993	1,106
Construction	—	—	—	133	3,410	110	—	3,654	6,731
Finance and insurance	7,378	299	99	925	11,709	17,730	—	38,140	19,748
Government, administration and defence	8,927	—	—	—	484	433	—	9,844	1,327
Manufacturing	111	—	—	81	8,873	383	—	9,449	7,059
Mining	—	—	—	8	1,116	88	—	1,212	3,933
Property	—	—	5	1,041	21,641	—	—	22,687	—
Property services and business services	158	—	24	291	4,873	843	—	6,189	20,509
Services	5	—	—	254	6,031	109	—	6,399	544
Trade	—	—	—	199	8,503	224	—	8,927	3,805
Transport and storage	3	—	—	28	3,993	101	—	4,125	786
Utilities	226	—	—	—	2,069	1,470	—	3,765	1,801
Retail Lending	108	531	—	139,388	—	—	—	140,027	9,650
Other	4	—	6	206	5,525	—	—	5,741	9
Total Australia	16,920	830	134	142,692	86,210	21,652	—	268,437	77,650
New Zealand
Accommodation, cafes and restaurants	—	—	—	—	7	—	—	7	—
Agriculture, forestry and fishing	2	—	—	—	811	—	—	813	205
Construction	—	—	—	—	93	—	—	93	222
Finance and insurance	257	—	—	—	1,754	2,524	—	4,535	748
Government, administration and defence	137	—	—	—	99	—	—	236	477
Manufacturing	634	—	—	—	531	—	—	1,165	808
Mining	—	—	—	—	181	—	—	181	261
Property	272	—	—	—	400	—	—	672	—
Property services and business services	—	—	—	—	—	—	—	—	497
Services	—	—	—	—	702	—	—	702	—
Trade	—	—	—	—	1,001	—	—	1,001	518
Transport and storage	—	—	—	—	318	—	—	318	291
Utilities	6	—	—	—	396	—	—	402	780
Retail Lending	—	—	—	—	215	—	—	215	—
Other	—	—	—	—	—	—	—	—	272
Total New Zealand	1,308	—	—	—	6,508	2,524	—	10,340	5,080

Notes to the financial statements

Note 28.  Financial risk (continued)

	Parent Entity 2007
	Trading Assets	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans for Consumer Purposes	Loans for Business Purposes	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other Overseas
Accommodation, cafes and restaurants	—	—	—	—	329	—	—	329	48
Agriculture, forestry and fishing	—	—	—	13	42	—	—	54	3
Construction	—	—	—	—	47	—	—	47	144
Finance and insurance	354	—	355	—	1,015	26	—	1,750	4,537
Government, administration and defence	—	—	118	—	7	—	—	125	73
Manufacturing	—	—	—	—	519	—	—	519	1,371
Mining	—	—	—	—	15	—	—	15	164
Property	—	—	—	—	—	—	—	—	—
Property services and business services	—	—	—	2	152	—	—	154	693
Services	—	—	—	17	266	—	—	283	0
Trade	—	—	—	8	475	—	—	483	326
Transport and storage	—	—	—	—	96	—	—	96	99
Utilities	—	—	—	1	204	—	—	205	90
Retail Lending	—	—	—	168	—	—	—	168	37
Other	—	—	—	184	25	—	—	209	6
Total Other Overseas	354	—	473	392	3,192	26	—	4,437	7,590
Other risk concentrations
Amounts due from financial institutions	—	—	—	—	—	—	—	—	—
Regulatory deposits	—	—	—	—	—	—	—	—	—
Total gross credit risk	18,582	830	607	143,084	95,910	24,202	—	283,215	90,320

Note 28.  Financial risk (continued)

28.2.6 Credit quality of financial assets

The tables below segregate the financial assets of the Group and Westpac between financial assets that are neither past due nor impaired, past due but not impaired and impaired.

An asset is considered to be past due when any payment under the strict contractual terms have been missed or received late.  The amount included as past due is the entire contractual balance, rather than the overdue portion.  The split in the tables below does not reflect the basis by which credit risk is managed within Westpac.

Westpac considers loans for business purposes to be delinquent after considering all relevant circumstances surrounding the customer.  Loans for consumer purposes that are more than 5 days past due and evaluated to be high risk based on relevant customer behaviours are considered to be delinquent.

The recognised financial assets of the Group at 30 September 2008 and 2007 can be disaggregated as follows:

	Consolidated 2008
	Neither Past Due Nor Impaired	Past Due But Not Impaired	Impaired	Total	Impairment Provision	Total Carrying Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	4,809	—	—	4,809	—	4,809
Due from other financial institutions	21,345	—	—	21,345	—	21,345
Derivative financial instruments	34,810	—	—	34,810	—	34,810
Trading assets	39,532	—	12	39,544	10	39,534
Other financial assets designated at fair value	2,547	—	—	2,547	—	2,547
Available-for-sale securities	1,618	—	—	1,618	5	1,613
Loans
Loans for consumer purposes	177,720	9,900	301	187,921	676	187,245
Loans for business purposes	122,681	4,012	876	127,569	1,269	126,300
Life insurance assets	12,536	11	—	12,547	—	12,547
Regulatory deposits with central banks overseas	927	—	—	927	—	927
Other financial assets	2,140	54	5	2,199	7	2,192
Total	420,665	13,977	1,194	435,836	1,967	433,869

	Consolidated 2007
	Neither Past Due Nor Impaired	Past Due But Not Impaired	Impaired	Total	Impairment Provision	Total Carrying Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	2,243	—	—	2,243	—	2,243
Due from other financial institutions	28,379	—	—	28,379	—	28,379
Derivative financial instruments	24,308	—	—	24,308	—	24,308
Trading assets	22,237	—	—	22,237	—	22,237
Other financial assets designated at fair value	1,179	—	—	1,179	—	1,179
Available-for-sale securities	1,089	—	—	1,089	—	1,089
Loans
Loans for consumer purposes	161,264	8,259	199	169,722	592	169,130
Loans for business purposes	103,636	3,047	340	107,023	777	106,246
Life insurance assets	15,447	9	—	15,456	—	15,456
Regulatory deposits with central banks overseas	753	—	—	753	—	753
Other financial assets	1,763	—	—	1,763	—	1,763
Total	362,297	11,315	539	374,151	1,369	372,782

Notes to the financial statements

Note 28.  Financial risk (continued)

The recognised financial assets of Westpac Parent entity at 30 September 2008 and 2007 can be disaggregated as follows:

	Parent Entity 2008
	Neither Past Due Nor Impaired	Past Due But Not Impaired	Impaired	Total	Impairment Provision	Total Carrying Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	4,502	—	—	4,502	—	4,502
Due from other financial institutions	16,319	—	—	16,319	—	16,319
Derivative financial instruments	34,654	—	—	34,654	—	34,654
Trading assets	36,336	—	12	36,348	10	36,338
Other financial assets designated at fair value	1,480	—	—	1,480	—	1,480
Available-for-sale securities	540	—	—	540	—	540
Loans	—	—	—	—	—	—
Loans for consumer purposes	151,039	8,489	120	159,648	568	159,080
Loans for business purposes	110,646	3,404	769	114,819	1,102	113,717
Life insurance assets(2)	—	—	—	—	—	—
Regulatory deposits with central banks overseas	885	—	—	885	—	885
Due from subsidiaries	22,789	—	—	22,789	—	22,789
Other financial assets	1,635	42	3	1,680	6	1,674
Total	380,825	11,935	904	393,664	1,686	391,978

	Parent Entity 2007
	Neither Past Due Nor Impaired	Past Due But Not Impaired	Impaired	Total	Impairment Provision	Total Carrying Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	2,629	—	—	2,629	—	2,629
Due from other financial institutions	21,759	—	—	21,759	—	21,759
Derivative financial instruments	24,202	—	—	24,202	—	24,202
Trading assets	18,582	—	—	18,582	—	18,582
Other financial assets designated at fair value	830	—	—	830	—	830
Available-for-sale securities	610	—	—	610	3	607
Loans
Loans for consumer purposes	137,114	5,854	117	143,085	518	142,567
Loans for business purposes	93,138	2,474	298	95,910	669	95,241
Life insurance assets	—	—	—	—	—	—
Regulatory deposits with central banks overseas	729	—	—	729	—	729
Due from subsidiaries	1,223	—	—	1,223	—	1,223
Other financial assets	1,237	—	21	1,258	7	1,251
Total	302,053	8,328	436	310,817	1,197	309,620

Note 28.  Financial risk (continued)

28.2.7 Credit quality of financial assets that are neither past due nor individually impaired

The credit quality of financial assets of the Group that are neither past due nor impaired, have been assessed by reference to the credit risk rating system adopted internally:

	Consolidated
	2008						2007
	Strong		Good/ Satisfactory	Weak		Total	Strong		Good/ Satisfactory	Weak		Total
	$m		$m	$m		$m	$m		$m	$m		$m
Cash and balances with central banks	4,809		—	—		4,809	2,243		—	—		2,243
Due from other financial institutions	21,345		—	—		21,345	28,379		—	—		28,379
Derivative financial instruments	31,934		2,837	39		34,810	23,042		1,233	33		24,308
Trading assets	39,168		362	2		39,532	22,237		—	—		22,237
Other financial assets designated at fair value	1,892		655	—		2,547	420		759	—		1,179
Available-for-sale securities	1,271		344	3		1,618	1,070		19	—		1,089
Loans
Loans for consumer purposes	n/a	(1)	177,720	n/a	(1)	177,720	n/a	(1)	161,264	n/a	(1)	161,264
Loans for business purposes	58,158		60,898	3,625		122,681	48,254		53,173	2,209		103,636
Life insurance assets(2)	12,536		—	—		12,536	15,447		—	—		15,447
Regulatory deposits with central banks overseas	917		10	—		927	683		70	—		753
Other financial assets	1,208		918	14		2,140	1,732		29	2		1,763
Total financial assets	173,238		243,744	3,683		420,665	143,507		216,547	2,244		362,297

(1)

Loans for consumer purposes does not qualify as strong credit quality based on the Westpac’s CRG’s. This class of loans does not qualify as weak CRG as these balances would be deemed to be past due or impaired.

(2)	Investments that do not have an assigned credit rating have been included as strong credit rating.

The credit quality of financial assets of the Parent entity that are neither past due nor impaired, have been assessed by reference to the credit risk rating system adopted internally:

	Parent Entity
	2008						2007
	Strong		Good/ Satisfactory	Weak		Total	Strong		Good/ Satisfactory	Weak		Total
	$m		$m	$m		$m	$m		$m	$m		$m
Cash and balances with central banks	4,502		—	—		4,502	2,629		—	—		2,629
Due from other financial institutions	16,319		—	—		16,319	21,759		—	—		21,759
Derivative financial instruments	33,785		849	20		34,654	22,936		1,233	33		24,202
Trading assets	36,117		217	2		36,336	18,582		—	—		18,582
Other financial assets designated at fair value	824		656	—		1,480	70		760	—		830
Available-for-sale securities	289		248	3		540	601		9	—		610
Loans
Loans for consumer purposes	n/a	(1)	151,039	n/a	(1)	151,039	n/a	(1)	137,114	n/a	(1)	137,114
Loans for business purposes	56,610		50,963	3,073		110,646	46,077		45,154	1,907		93,138
Life insurance assets	—		—	—		—	—		—	—		—
Regulatory deposits with central banks overseas	885		—	—		885	682		47	—		729
Due from subsidiaries	22,789		—	—		22,789	—		1,223	—		1,223
Other financial assets	909		715	11		1,635	1,205		30	2		1,237
Total financial assets	173,029		204,687	3,109		380,825	114,541		185,570	1,942		302,053

(1)

Loans for consumer purposes does not qualify as strong credit quality based on the Westpac’s CRG’s. This class of loans does not qualify as weak CRG as these balances would be deemed to be past due or impaired.

Notes to the financial statements

Note 28.  Financial risk (continued)

28.2.8 Financial assets that are past due but not individually impaired

An age analysis of financial assets that are past due but not individually impaired is set out in the table below.  For the purposes of this analysis an asset is considered to be past due when any payment under the strict contractual terms has been missed or received late.  The amount included is the entire contractual amount, rather than the overdue amount.

The Group expends considerable effort in monitoring overdue assets.  Assets may be overdue for a number of reasons, including late payments or incomplete documentation.  Late payment is often influenced by factors such as the holiday periods and the timing of weekends.

Financial assets that were past due, but not impaired can be disaggregated based on days overdue at 30 September 2008 as follows:

	Consolidated				Parent Entity
	1-5 days	6-89 days	90+ days	Total	1-5 days	6-89 days	90+ days	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans
Loans for consumer purposes	3,136	6,188	576	9,900	3,065	4,903	521	8,489
Loans for business purposes	2,326	1,381	305	4,012	2,113	1,098	193	3,404
Life insurance assets	11	—	—	11	—	—	—	—
Total	5,473	7,569	881	13,923	5,178	6,001	714	11,893

Financial assets that were past due, but not impaired can be disaggregated based on days overdue at 30 September 2007 as follows:

	Consolidated				Parent Entity
	1-5 days	6-89 days	90+ days	Total	1-5 days	6-89 days	90+ days	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans
Loans for consumer purposes	2,169	5,632	458	8,259	1,770	3,680	404	5,854
Loans for business purposes	999	1,820	228	3,047	797	1,530	147	2,474
Life insurance assets	9	—	—	9	—	—	—	—
Total	3,177	7,452	686	11,315	2,567	5,210	551	8,328

It has not been practicable to determine the fair value of collateral held against past due loans for consumer and business purposes.  The following analysis shows the collateral held in support of past due, but not impaired financial assets, determined based on the value of collateral on the date of origination.  A financial asset is deemed to be fully secured where the loan to value ratio (LVR) is less than 100%, partially secured financial assets have a LVR more than 115%.  Unsecured financial assets primarily include highly rated corporate loans, credit cards and personal loans.  At 30 September 2008 financial assets that were past due, but not impaired can be disaggregated based on the level of collateral held:

	Consolidated			Parent Entity
	Loans for Consumer Purposes	Loans for Business Purposes	Total	Loans for Consumer Purposes	Loans for Business Purposes	Total
	%	%	%	%	%	%
Fully secured	92.1	47.8	79.3	92.3	46.7	79.2
Partially secured	0.5	18.0	5.5	0.6	16.3	5.1
Unsecured	7.4	34.2	15.2	7.1	37.0	15.7
Total	100.0	100.0	100.0	100.0	100.0	100.0

Financial assets that were past due, but not impaired can be disaggregated based on the level of collateral held at 30 September 2007 as follows:

	Consolidated			Parent Entity
	Loans for Consumer Purposes	Loans for Business Purposes	Total	Loans for Consumer Purposes	Loans for Business Purposes	Total
	%	%	%	%	%	%
Fully secured	90.5	37.3	76.2	88.9	32.9	72.3
Partially secured	0.3	19.8	5.5	0.4	19.0	5.9
Unsecured	9.2	42.9	18.3	10.7	48.1	21.8
Total	100.0	100.0	100.0	100.0	100.0	100.0

Note 28.  Financial risk (continued)

28.2.9 Impaired financial assets

Financial assets assessed as impaired

The gross amount of impaired loans, along with the provision for impairment, by class at 30 September 2008 was:

	Consolidated			Parent Entity
	Loans for Consumer Purposes	Loans for Business Purposes	Total	Loans for Consumer Purposes	Loans for Business Purposes	Total
	$m	$m	$m	$m	$m	$m
Individually impaired
Gross amount	91	782	873	25	698	723
Impairment provision	(40)	(373)	(413)	(11)	(288)	(299)
Carrying amount	51	409	460	14	410	424
Collectively impaired
Gross amount	210	94	304	95	71	166
Impairment provision	(105)	(17)	(122)	(85)	(8)	(93)
Carrying amount	105	77	182	10	63	73
Total gross amount	301	876	1,177	120	769	889
Total impairment provision	(145)	(390)	(535)	(96)	(296)	(392)
Total carrying amount	156	486	642	24	473	497

The gross amount of impaired loans, along with the provision for impairment, by class at 30 September 2007 was:

	Consolidated			Parent Entity
	Loans for Consumer Purposes	Loans for Business Purposes	Total	Loans for Consumer Purposes	Loans for Business Purposes	Total
	$m	$m	$m	$m	$m	$m
Individually impaired
Gross amount	59	309	368	18	278	296
Impairment provision	(17)	(131)	(148)	(5)	(121)	(126)
Carrying amount	42	178	220	13	157	170
Collectively impaired
Gross amount	141	31	172	99	20	119
Impairment provision	(105)	(13)	(118)	(96)	(10)	(106)
Carrying amount	36	18	54	3	10	13
Total gross amount	200	340	540	117	298	415
Total impairment provision	(122)	(144)	(266)	(101)	(131)	(232)
Total carrying amount	78	196	274	16	167	183

Notes to the financial statements

Note 28.  Financial risk (continued)

It has not been practicable to determine the fair value of collateral held against past due loans for consumer and business purposes.  The following analysis shows the collateral held in support of impaired financial assets, determined based on the value of collateral on the date of origination.  A financial asset is deemed to be fully secured where the loan to value ratio (LVR) is less than 100%, partially secured financial assets have a LVR of more than 115%.  Unsecured financial assets primarily include highly rated corporate loans, credit cards and personal loans.  At 30 September 2008 financial assets that were deemed to be impaired can be disaggregated based on the level of collateral held:

	Consolidated			Parent Entity
	Loans for Consumer Purposes	Loans for Business Purposes	Total	Loans for Consumer Purposes	Loans for Business Purposes	Total
	%	%	%	%	%	%
Fully secured	63.0	9.0	22.8	25.3	9.9	12.0
Partially secured	0.7	39.5	29.6	1.9	38.3	33.4
Unsecured	36.3	51.5	47.6	72.8	51.8	54.6
Total	100.0	100.0	100.0	100.0	100.0	100.0

At 30 September 2007 financial assets that were deemed to be impaired can be disaggregated based on the level of collateral held:

	Consolidated			Parent Entity
	Loans for Consumer Purposes	Loans for Business Purposes	Total	Loans for Consumer Purposes	Loans for Business Purposes	Total
	%	%	%	%	%	%
Fully secured	44.3	17.1	27.1	17.6	17.8	17.8
Partially secured	0.7	18.8	12.1	1.2	19.8	14.6
Unsecured	55.0	64.1	60.8	81.2	62.4	67.6
Total	100.0	100.0	100.0	100.0	100.0	100.0

28.2.10 Non-performing loans

Non-performing loans comprise of non-accrual assets(1), overdrafts and revolving credit greater than 90 days past due and restructured loans.

Non-accrual assets

Non-accrual assets of the Group were attributed to the following geographical segments:

	Australia			New Zealand			Other Overseas			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	758	251	284	234	99	58	67	73	69	1,059	423	411
Impairment provision	(338)	(95)	(121)	(67)	(25)	(16)	(33)	(39)	(30)	(438)	(159)	(167)
Net	420	156	163	167	74	42	34	34	39	621	264	244

Overdrafts and revolving credit greater than 90 days past due

Overdrafts and revolving credit facilities greater than 90 days past due for the Group were attributed to the following geographical segments:

	Australia			New Zealand			Other Overseas			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	90	98	78	21	13	9	1	2	1	112	113	88
Impairment provision	(85)	(98)	(74)	(11)	(7)	(5)	(1)	(2)	(1)	(97)	(107)	(80)
Net	5	—	4	10	6	4	—	—	—	15	6	8

(1)

Loans with individually assessed impairment provisions held against them, excluding restructured loans, are classified as non-accrual for US Securities and Exchange Commission reporting. Under A-IFRS, interest income is recognised at the effective interest rate on the net balance.

Note 28.  Financial risk (continued)

Restructured financial assets

Assets are deemed to be restructured financial assets when the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer.

Restructured financial assets for the Group were attributed to the following geographical segments:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	—	1	21	—	2	—	6	1	1	6	4	22
Impairment provision	—	—	(10)	—	—	—	—	—	—	—	—	(10)
Net	—	1	11	—	2	—	6	1	1	6	4	12

Restructured financial assets of the parent entity were:

	2008	2007
	$m	$m
Gross amount	1	1
Impairment provision	—	—
Net	1	1

Financial assets that were 90 days past due (with adequate security) were attributed to the following geographical segments:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	664	491	457	74	42	30	25	29	9	763	562	496

The following table summarises the interest received and foregone on impaired and restructured financial assets:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2008	2007	2006	2008	2007	2006	2008	2007	2006	2008	2007	2006
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest received	1	—	—	3	4	3	—	—	1	4	4	4
Interest forgone	21	15	9	3	2	2	1	2	3	25	19	14

Notes to the financial statements

Note 28.  Financial risk (continued)

28.3 Funding and liquidity risk management

Liquidity risk is the potential inability to meet our payment obligations, which could potentially arise as a result of mismatched cash flows generated by our business.  This risk is managed through our BRMC approved liquidity framework.

Responsibility for liquidity management is delegated to Group Treasury, under oversight of the MARCO.  Group Treasury manage liquidity on a daily basis and submit monthly reports to MARCO and quarterly reports to the BRMC.  Monthly reports are provided to APRA.  Group Treasury is also responsible for monitoring our funding base and ensuring that it is prudently maintained and adequately diversified.

Our liquidity risk management framework models our ability to fund under both normal conditions and during a crisis situation (with models run globally and for specific geographical regions – Australia, New Zealand and offshore).  This approach is designed to ensure that our funding framework is sufficiently flexible to ensure liquidity under a wide range of market conditions.  The global liquidity management framework is reviewed annually to ensure it is appropriate for our current and planned activities.  The annual review encompasses the funding scenarios modelled, the modelling approach, wholesale funding capacity, limit determination and minimum holdings of liquid assets.  The liquidity framework is reviewed by the MARCO and GRRC prior to approval by the BRMC.

Group Treasury also undertakes an annual funding review that outlines the current funding strategy for the coming year.  This review encompasses trends in global debt markets, peer analysis, wholesale funding capacity, estimation of our upcoming funding requirements, and a funding risk analysis.  The annual funding plan is reviewed by the MARCO and the GRRC, prior to approval by the BRMC.

We maintain a contingency funding plan that details the broad actions to be taken in response to severe disruptions in Westpac’s ability to fund some or all of its activities in a timely manner and at a reasonable cost.  This document is reviewed annually and defines a committee of senior executives to manage a crisis and allocates responsibility to individuals for key tasks.  A media relations strategy, and detailed contact lists are also incorporated into this document.

28.3.1 Sources of liquidity

Sources of liquidity are regularly renewed to maintain a wide diversification by currency, geography, product and term.  Sources include, but are not limited to:

•      deposits;

•      debt issues;

•      proceeds from sale of marketable securities;

•      principal repayments on loans;

•      interest income;

•      fee income; and

•      interbank deposit agreement (IDA).

The Group does not rely on committed funding lines as a source of liquidity.

In management’s opinion, liquidity is sufficient to meet our present requirements.

Wholesale funding

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

We have continued to experience good funding access across our wholesale funding markets over the last year.  While conditions over the year were challenging due to global market dislocation, demand for our debt issuance continued to be strong albeit at more expensive funding spreads.

At 30 September 2008, approximately 52% of the Group’s funding was provided by retail sources and 48% was provided by wholesale sources.

More detailed analysis of our borrowings and outstandings from existing debt programs and issuing shelves can be found in other notes to the financial statements including Note 17, Note 18, Note 22 and Note 23.

Note 28.  Financial risk (continued)

Credit ratings

As at 30 September 2008 the Group’s credit ratings were:

		2008			2007
	Short Term	Long Term	Outlook	Short Term	Long Term	Outlook
Standard & Poor’s	A-1+	AA	Stable	A-1+	AA	Stable
Moody’s Investors Services	P-1	Aa1	Stable	P-1	Aa1	Stable
Fitch Ratings	F1+	AA-	Rating watch positive	F1+	AA-	Stable

A credit rating is not a recommendation to buy, sell or hold our securities.  Such ratings are subject to revision or withdrawal at any time by the assigning rating agency.  Investors are cautioned to evaluate each rating independently of any other rating.

Liquid assets

Group Treasury holds a portfolio of high quality liquid assets as a buffer against unforeseen funding requirements.  These assets are typically held either in cash, government, semi-government, or highly rated investment grade paper, and are typically eligible for repurchase with a central bank.  The majority of these assets are held domestically in Australia and New Zealand, and to a lesser extent in the United States.  Determination of holding levels takes account of the liquidity requirements of our balance sheet as well as our wholesale funding capacity.  The level of these holdings is reviewed at least annually and more frequently if required.

As a direct response to the credit crisis, Group Treasury has undertaken the following measures to increase liquidity:

•                  throughout the year the Group held increased levels of liquid assets, exceeding on average $33 billion (not including our internal securitisation transactions) and totalling $36.9 billion as at 30 September 2008;

•                  the Group executed a $10 billion internal mortgage backed securitisation in February 2008.  These securities are available for external issuance and also qualify as eligible collateral for repurchase agreements with the RBA; and

•                  since 30 September 2008, the Group has increased the February 2008 internal mortgage backed securitisation by $9.7 billion and executed a $4.0 billion (NZ$4.75 billion) internal mortgage backed securitisation in New Zealand which is eligible collateral for repurchase agreements with the RBNZ.

Westpac Institutional Bank (WIB) also has holdings of trading securities which arise from its daily business operations.  These assets are typically high quality investment grade names, and stock is generally very liquid.  While these assets are excluded from the Group’s prudential liquidity portfolio, we do consider them as a source of funds in our crisis scenario analysis.

Notes to the financial statements

Note 28.  Financial risk (continued)

28.3.2 Liquidity reporting

Scenario analysis

In fulfilling our obligations under APRA’s liquidity prudential standard, the Group performs scenario analysis on a daily basis.  The ‘going concern’ and ‘crisis’ scenarios take the form of maturity profiles of cash flows, based on assumptions agreed with APRA.

The ‘going concern’ model measures our liquidity requirements under normal business conditions.  Wholesale debt maturities are added to planned net asset growth to provide an estimate of funding task across a range of time horizons.  The cumulative liquidity mismatch is managed within a Board approved limit structure; with limits set at intervals from one week, to six months.

The ‘crisis’ scenario measures liquidity requirements during the first week of a bank-specific or systemic crisis.  The crisis model reflects normal model flows plus expected sources and applications of funds under crisis conditions.  Under a crisis scenario Westpac is expected to experience a large net outflow against which liquid assets are held to ensure continued solvency.  In this scenario, the cumulative mismatch must be positive out to five business days.

Liquidity review

The table below outlines the review performed in managing our liquidity:

Frequency	Liquidity report

Daily	• Produced by Middle Office

• Reviewed by Market Risk Management

• Monitored within Group Treasury

Monthly	• Submitted to the BBRC(1)

• Submitted to the MARCO

• Submitted to APRA

Quarterly	• Submitted to the GRRC

• Submitted to the BRMC

(1) BBRC is the Banking Book Risk Committee, a sub-committee of MARCO, responsible for oversight of interest rate risk mismatches in the banking book.

Note 28.  Financial risk (continued)

28.3.3 Contractual maturity on an undiscounted basis

The tables below present cash flows associated with financial liabilities and derivatives, payable by the Group and Westpac at the balance sheet date, by remaining contractual maturity.  The amounts disclosed in the table are the contractual undiscounted cash flows, whereas the Group manages inherent liquidity risk based on expected cash inflows.

Cash flows associated with liabilities include both principal payments as well as fixed or variable interest payments incorporated into the relevant coupon period.  Principal payments reflect the earliest contractual maturity date, being the first call date on the instrument.  Derivative liabilities that will be held for their remaining contractual life, reflect gross cash flows derived as the fixed rate and/or the expected variable rate applied to the notional principal over the remaining contractual term.

Foreign exchange obligations have been translated to AUD using the closing spot rate at the end of the reporting period.

The balances in the tables below will not agree to the balance sheet as the table incorporates all cash flows on an undiscounted basis, including both principal and associated future coupon payments.

Financial liabilities that are designated at fair value are not necessarily all managed for liquidity purposes on the basis of contractual maturity.  These liabilities have not been analysed on a contractual undiscounted basis.

	Consolidated 2008
	Overnight	Less Than 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	1 Year to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m	$m	$m
Liabilities
Due to other financial institutions	6,395	7,608	645	252	1,464	164	16,528
Deposits at fair value	60,011	—	—	—	—	—	60,011
Deposits at amortised cost	106,770	22,972	15,708	25,031	4,015	1,825	176,321
Debt issues and acceptances	613	17,867	19,288	27,261	42,931	859	108,819
All other liabilities	—	3,494	3,673	571	103	252	8,093
Trading liabilities and other financial liabilities designated at fair value	16,689	—	—	—	—	—	16,689
Derivative financial instruments
Held for trading	23,810	—	—	—	—	—	23,810
Held for hedging purposes (net settled)	1	23	69	110	445	33	681
Held for hedging purposes (gross settled)	—	—	—	—	—	—	—
Cash outflow	—	217	2,857	2,249	2,965	1,657	9,945
Cash inflow	—	(183)	(2,826)	(2,049)	(2,476)	(1,295)	(8,829)
Total liabilities excluding loan capital	214,289	51,998	39,414	53,425	49,447	3,495	412,068
Loan capital(1)	1,020	39	572	283	6,484	1,852	10,250
Total undiscounted financial liabilities	215,309	52,037	39,986	53,708	55,931	5,347	422,318
Total contingent liabilities and commitments
Commitments to extend credit	95,944	—	—	—	—	—	95,944
Other commitments	1,746	—	—	—	—	—	1,746
Total undiscounted contingent liabilities and commitments	97,690	—	—	—	—	—	97,690

(1) Where the terms of loan capital instruments include contingent settlement clauses, the amount due has been disclosed in the overnight bucket.

Notes to the financial statements

Note 28.  Financial risk (continued)

	Consolidated 2007
	Overnight	Less Than 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	1 Year to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m	$m	$m
Liabilities
Due to other financial institutions	3,472	2,426	3,363	258	28	133	9,680
Deposits at fair value	48,603	—	—	—	—	—	48,603
Deposits at amortised cost	111,160	23,765	13,677	4,438	395	16	153,451
Debt issues and acceptances	453	19,577	28,457	14,696	33,894	1,804	98,881
All other liabilities	—	2,431	2,551	494	281	241	5,998
Trading liabilities and other financial liabilities designated at fair value	8,223	—	—	—	—	—	8,223
Derivative financial instruments
Held for trading	22,784	—	—	—	—	—	22,784
Held for hedging purposes (net settled)	1	31	139	107	393	(14)	657
Held for hedging purposes (gross settled)
Cash outflow	—	333	3,182	4,771	12,546	3,108	23,940
Cash inflow	—	(287)	(2,996)	(4,132)	(10,554)	(2,319)	(20,288)
Total liabilities excluding loan capital	194,696	48,276	48,373	20,632	36,984	2,969	351,929
Loan capital(1)	667	30	76	677	5,824	2,231	9,505
Total undiscounted financial liabilities	195,363	48,306	48,449	21,309	42,807	5,200	361,434
Total contingent liabilities and commitments
Commitments to extend credit	83,106	—	—	—	—	—	83,106
Other commitments	1,701	—	—	—	—	—	1,701
Total undiscounted contingent liabilities and commitments	84,807	—	—	—	—	—	84,807

(1) Where the terms of loan capital instruments include contingent settlement clauses, the amount due has been disclosed in the overnight bucket.

Note 28.  Financial risk (continued)

	Parent Entity 2008
	Overnight	Less Than 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	1 Year to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m	$m	$m
Liabilities
Due to other financial institutions	6,544	7,582	621	178	—	164	15,089
Deposits at fair value	56,523	—	—	—	—	—	56,523
Deposits at amortised cost	97,856	18,747	10,754	20,025	3,018	911	151,311
Debt issues and acceptances	—	13,764	15,205	19,097	40,338	811	89,215
All other liabilities	—	2,474	2,559	506	73	—	5,612
Net intragroup payable	24,255	—	—	—	—	—	24,255
Trading liabilities and other financial liabilities designated at fair value	16,628	—	—	—	—	—	16,628
Derivative financial instruments
Held for trading	23,801	—	—	—	—	—	23,801
Held for hedging purposes (net settled)	1	23	68	110	445	33	680
Held for hedging purposes (gross settled)	—	—	—	—	—	—	—
Cash outflow	—	217	2,857	2,249	2,965	1,657	9,945
Cash inflow	—	(183)	(2,826)	(2,049)	(2,476)	(1,295)	(8,829)
Total liabilities excluding loan capital	225,608	42,624	29,238	40,116	44,363	2,281	384,230
Loan capital(1)	1,020	39	572	283	6,484	1,852	10,250
Total undiscounted financial liabilities	226,628	42,663	29,810	40,399	50,847	4,133	394,480
Total contingent liabilities and commitments
Commitments to extend credit	85,491	—	—	—	—	—	85,491
Other commitments	1,594	—	—	—	—	—	1,594
Total undiscounted contingent liabilities and commitments	87,085	—	—	—	—	—	87,085

(1) Where the terms of loan capital instruments include contingent settlement clauses, the amount due has been disclosed in the overnight bucket.

Notes to the financial statements

Note 28.  Financial risk (continued)

	Parent Entity 2007
	Overnight	Less Than 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	1 Year to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m	$m	$m
Liabilities
Due to other financial institutions	3,461	1,075	3,368	258	28	133	8,323
Deposits at fair value	45,575	—	—	—	—	—	45,575
Deposits at amortised cost	101,231	18,686	9,827	396	66	15	130,221
Debt issues and acceptances	—	10,314	16,362	12,972	22,493	1,580	63,721
All other liabilities	—	1,675	1,846	440	251	—	4,212
Net intragroup payable	8,453	—	—	—	—	—	8,453
Trading liabilities and other financial liabilities designated at fair value	8,238	—	—	—	—	—	8,238
Derivative financial instruments
Held for trading	22,762	—	—	—	—	—	22,762
Held for hedging purposes (net settled)	—	31	139	(113)	393	(14)	435
Held for hedging purposes (gross settled)
Cash outflow	—	333	3,182	4,771	12,546	3,108	23,940
Cash inflow		(287)	(2,996)	(4,132)	(10,554)	(2,319)	(20,288)
Total liabilities excluding loan capital	189,720	31,827	31,728	14,592	25,223	2,503	295,592
Loan capital(1)	—	30	76	677	5,824	1,636	8,243
Total undiscounted financial liabilities	189,720	31,857	31,804	15,269	31,047	4,139	303,835
Total contingent liabilities and commitments
Commitments to extend credit	75,085	—	—	—	—	—	75,085
Other commitments	1,542	—	—	—	—	—	1,542
Total undiscounted contingent liabilities and commitments	76,627	—	—	—	—	—	76,627

(1) Where the terms of loan capital instruments include contingent settlement clauses, the amount due has been disclosed in the overnight bucket.

28.3.4 Contractual maturity on a discounted basis

The following maturity analysis of assets and liabilities is based on the remaining period at balance sheet date to the contractual maturity date.  The majority of the longer-term maturity assets are variable rate products.  When managing interest rate and liquidity risks, the Group adjusts this contractual profile for expected customer behaviour.  The liability balances in these tables will not agree to the contractual maturity on an undiscounted basis due to the impact of discounting and the exclusion of interest accruals over the contractual life of liabilities.

Note 28.  Financial risk (continued)

	Consolidated 2008
				Over	Over		No
			1 Day to	3 Months	1 Year	Over	Specific
	At Call	Overdrafts	3 Months	to 1 Year	to 5 Years	5 Years	Maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Assets
Cash and balances with central banks	3,431	—	—	—	—	—	—	3,431
Due from other financial institutions	429	—	12,010	4,945	—	—	—	17,384
Derivative financial instruments	—	—	10,492	6,060	10,468	3,273	—	30,293
Trading securities	—	—	8,864	6,302	10,464	4,244	203	30,077
Other financial assets designated at fair value	495	—	40	293	1,011	113	539	2,491
Available-for-sale securities	—	—	8	—	67	235	2	312
Loans (net of provisions)	—	6,457	25,165	17,896	71,067	140,664	—	261,249
Life insurance assets	—	—	305	27	90	51	12,006	12,479
All other assets	—	—	2,125	1,140	589	778	1,700	6,332
Total assets	4,355	6,457	59,009	36,663	93,756	149,358	14,450	364,048
Liabilities
Due to other financial institutions	3,408	—	3,389	8	1,131	100	—	8,036
Deposits	141,727	—	22,349	16,379	1,617	—	—	182,072
Derivative financial instruments	—	—	8,901	3,852	5,979	2,136	—	20,868
Trading liabilities and other financial liabilities designated at fair value	—	—	5,593	4,999	3,552	1,319	304	15,767
Debt issues and acceptances	—	—	32,274	17,175	35,000	5,578	—	90,027
Life insurance policy liabilities	—	—	47	123	197	94	11,499	11,960
All other liabilities	—	—	2,472	3,189	527	52	260	6,500
Net intragroup payable	4,042	—	—	—	—	—	—	4,042
Total liabilities excluding loan capital	149,177	—	75,025	45,725	48,003	9,279	12,063	339,272
Loan capital	—	—	—	—	75	6,940	—	7,015
Total liabilities	149,177	—	75,025	45,725	48,078	16,219	12,063	346,287
Net assets Australia	(144,822)	6,457	(16,016)	(9,062)	45,678	133,139	2,387	17,761
Overseas
Assets
Cash and balances with central banks	1,378	—	—	—	—	—	—	1,378
Due from other financial institutions	6	—	3,884	61	—	—	10	3,961
Derivative financial instruments	—	—	1,026	795	2,090	606	—	4,517
Trading securities	—	—	3,448	3,969	2,036	4	—	9,457
Other financial assets designated at fair value	—	—	—	—	56	—	—	56
Available-for-sale securities	—	—	768	90	207	35	201	1,301
Loans (net of provisions)	—	1,390	9,453	2,888	8,051	30,514	—	52,296
Life insurance assets	54	—	13	—	1	—	—	68
Regulatory deposits with central banks overseas	—	—	849	10	—	—	68	927
All other assets	—	—	374	410	18	297	440	1,539
Net intragroup receivable	4,042	—	—	—	—	—	—	4,042
Total assets	5,480	1,390	19,815	8,223	12,459	31,456	719	79,542
Liabilities
Due to other financial institutions	188	—	7,637	—	—	—	—	7,825
Deposits	12,923	—	26,207	9,822	1,746	960	—	51,658
Derivative financial instruments	—	—	761	950	1,842	549	—	4,102
Trading liabilities and other financial liabilities designated at fair value	—	—	922	—	—	—	—	922
Debt issues and acceptances	—	—	2,831	4,674	2,795	42	—	10,342
Life insurance policy liabilities	—	—	—	—	—	(7)	—	(7)
All other liabilities	—	—	715	178	43	51	(1)	986
Total liabilities excluding loan capital	13,111	—	39,073	15,624	6,426	1,595	(1)	75,828
Loan capital	—	—	—	—	1,037	666	—	1,703
Total liabilities	13,111	—	39,073	15,624	7,463	2,261	(1)	77,531
Net assets Overseas	(7,631)	1,390	(19,258)	(7,401)	4,996	29,195	720	2,011
Total net assets	(152,453)	7,847	(35,274)	(16,463)	50,674	162,334	3,107	19,772

Notes to the financial statements

Note 28.  Financial risk (continued)

	Consolidated 2007
				Over	Over		No
			1 Day to	3 Months	1 Year	Over	Specific
	At Call	Overdrafts	3 Months	to 1 Year	to 5 Years	5 Years	Maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Assets
Cash and balances with central banks	1,024	—	—	—	—	—	—	1,024
Due from other financial institutions	89	—	23,329	1,855	—	—	—	25,273
Derivative financial instruments	—	—	7,966	3,598	7,405	2,779	—	21,748
Trading securities	—	—	4,168	1,960	6,799	4,187	—	17,114
Other financial assets designated at fair value	—	—	53	242	534	—	350	1,179
Available-for-sale securities	—	—	369	17	19	100	51	556
Loans (net of provisions)	—	8,137	37,954	14,074	60,455	108,411	(1,123)	227,908
Life insurance assets	—	—	1,991	32	103	59	13,203	15,388
All other assets	—	—	1,082	774	664	644	1,948	5,112
Total assets	1,113	8,137	76,912	22,552	75,979	113,348	14,429	315,302
Liabilities
Due to other financial institutions	1,767	—	3,041	229	—	100	—	5,137
Deposits	90,543	—	40,866	22,318	202	—	—	153,929
Derivative financial instruments	—	—	8,026	4,342	6,832	2,817	—	22,017
Trading liabilities and other liabilities designated at fair value	—	—	1,300	1,728	3,763	1,334	—	8,125
Debt issues and acceptances	—	—	31,812	16,527	19,275	7,867	—	75,481
Life insurance policy liabilities	—	—	58	163	208	129	13,835	14,393
All other liabilities	—	—	1,797	2,385	460	216	241	5,099
Net intragroup payable	8,631	—	—	—	—	—	—	8,631
Total liabilities excluding loan capital	98,109	—	86,900	47,692	30,740	12,463	14,076	292,812
Loan capital	—	—	—	—	81	5,961	1,095	7,137
Total liabilities	98,109	—	86,900	47,692	30,821	18,424	15,171	299,949
Net assets Australia	(96,996)	8,137	(9,988)	(25,140)	45,158	94,924	(742)	15,353
Overseas
Assets
Cash and balances with central banks	1,219	—	—	—	—	—	—	1,219
Due from other financial institutions	59	—	3,035	—	—	—	12	3,106
Derivative financial instruments	—	—	655	315	1,140	450	—	2,560
Trading securities	—	—	2,584	880	808	851	—	5,123
Other financial assets designated at fair value	—	—	—	—	—	—	—	—
Available-for-sale securities	—	—	412	65	48	—	8	533
Loans (net of provisions)	—	114	11,619	2,761	6,491	26,730	(246)	47,469
Life insurance assets	—	—	68	—	—	—	—	68
Regulatory deposits with central banks overseas	13	—	250	255	170	—	65	753
All other assets	—	—	381	402	138	140	459	1,520
Net intragroup receivable	8,631	—	—	—	—	—	—	8,631
Total assets	9,922	114	19,004	4,678	8,795	28,171	298	70,982
Liabilities
Due to other financial institutions	740	—	3,244	10	—	—	2	3,996
Deposits	13,998	—	22,734	7,818	2,684	891	—	48,125
Derivative financial instruments	—	—	740	352	1,424	659	—	3,175
Trading liabilities and other financial liabilities designated at fair value	—	—	98	—	—	—	—	98
Debt issues and acceptances	—	—	7,943	690	2,012	1,000	—	11,645
Life insurance policy liabilities	—	—	(1)	—	—	—	—	(1)
All other liabilities	—	—	634	166	34	65	—	899
Total liabilities excluding loan capital	14,738	—	35,392	9,036	6,154	2,615	2	67,937
Loan capital	—	—	—	—	—	567	—	567
Total liabilities	14,738	—	35,392	9,036	6,154	3,182	2	68,504
Net assets Overseas	(4,816)	114	(16,388)	(4,358)	2,641	24,989	296	2,478
Total net assets	(101,812)	8,251	(26,376)	(29,498)	47,799	119,913	(446)	17,831

Note 28.  Financial risk (continued)

	Parent Entity 2008
				Over	Over		No
			1 Day to	3 Months	1 Year	Over	Specific
	At Call	Overdrafts	3 Months	to 1 Year	to 5 Years	5 Years	Maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Assets
Cash and balances with central banks	3,299	—	—	—	—	—	—	3,299
Due from other financial institutions	82	—	7,958	4,945	—	—	—	12,985
Derivative financial instruments	—	—	10,487	6,060	10,405	3,216	—	30,168
Trading securities	—	—	8,862	6,256	10,348	4,221	204	29,891
Other financial assets designated at fair value	—	—	40	293	1,012	114	21	1,480
Available-for-sale securities	—	—	—	—	67	172	1	240
Loans (net of provisions)	—	6,455	25,044	18,259	70,962	140,176	—	260,896
Due from subsidiaries	22,789	—	—	—	—	—	—	22,789
Investment in subsidiaries	—	—	—	—	—	—	4,258	4,258
All other assets	—	—	1,333	1,151	254	773	784	4,295
Total assets	26,170	6,455	53,724	36,964	93,048	148,672	5,268	370,301
Liabilities
Due to other financial institutions	3,557	—	3,390	8	—	101	—	7,056
Deposits	141,737	—	22,349	16,379	1,617	—	—	182,082
Derivative financial instruments	—	—	8,955	3,852	5,979	2,099	—	20,885
Trading liabilities and other liabilities designated at fair value	—	—	5,594	4,999	3,490	1,319	304	15,706
Debt issues	—	—	27,875	17,125	34,371	1,347	—	80,718
Due to subsidiaries	24,255	—	—	—	—	—	—	24,255
All other liabilities	—	—	2,266	2,513	495	47	—	5,321
Total liabilities excluding loan capital	169,549	—	70,429	44,876	45,952	4,913	304	336,023
Loan capital	—	—	—	—	75	7,606	—	7,681
Total liabilities	169,549	—	70,429	44,876	46,027	12,519	304	343,704
Net assets Australia	(143,379)	6,455	(16,705)	(7,912)	47,021	136,153	4,964	26,597
Overseas
Assets
Cash and balances with central banks	1,203	—	—	—	—	—	—	1,203
Due from other financial institutions	—	—	3,334	—	—	—	—	3,334
Derivative financial instruments	—	—	995	795	2,090	606	—	4,486
Trading securities	—	—	899	1,790	2,447	1,311	—	6,447
Other financial assets designated at fair value	—	—	—	—	—	—	—	—
Available-for-sale securities	—	—	46	53	38	—	163	300
Loans (net of provisions)	—	347	7,223	1,132	2,109	1,090	—	11,901
Regulatory deposits with central banks overseas	—	—	811	10	—	—	65	886
All other assets	—	—	218	376	11	(1)	—	604
Total assets	1,203	347	13,526	4,156	6,695	3,006	228	29,161
Liabilities
Due to other financial institutions	188	—	7,636	—	—	—	—	7,824
Deposits	2,499	—	14,118	4,527	1,411	952	2	23,509
Derivative financial instruments	—	—	754	950	1,842	549	—	4,095
Trading liabilities and other financial liabilities designated at fair value	—	—	922	—	—	—	—	922
Debt issues	—	—	—	—	1,000	—	—	1,000
All other liabilities	—	—	209	46	11	26	—	292
Total liabilities excluding loan capital	2,687	—	23,639	5,523	4,264	1,527	2	37,642
Loan capital	—	—	—	—	1,036	1	—	1,037
Total liabilities	2,687	—	23,639	5,523	5,300	1,528	2	38,679
Net assets Overseas	(1,484)	347	(10,113)	(1,367)	1,395	1,478	226	(9,518)
Total net assets	(144,863)	6,802	(26,818)	(9,279)	48,416	137,631	5,190	17,079

Notes to the financial statements

Note 28.  Financial risk (continued)

	Parent Entity 2007
				Over	Over		No
			1 Day to	3 Months	1 Year	Over	Specific
	At Call	Overdrafts	3 Months	to 1 Year	to 5 Years	5 Years	Maturity	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Assets
Cash and balances with central banks	1,554	—	—	—	—	—	—	1,554
Due from other financial institutions	89	—	17,200	1,855	—	—	—	19,144
Derivative financial instruments	—	—	7,963	3,598	7,402	2,689	—	21,652
Trading securities	—	—	4,066	1,847	6,737	4,271	—	16,921
Other financial assets designated at fair value	—	—	53	242	535	—	—	830
Available-for-sale securities	—	—	369	17	19	100	17	522
Loans (net of provisions)	—	8,137	37,819	14,013	60,394	108,537	(1,123)	227,777
Due from subsidiaries	1,223	—	—	—	—	—	—	1,223
Investment in subsidiaries	—	—	—	—	—	—	4,072	4,072
All other assets	—	—	432	731	304	1,029	784	3,280
Total assets	2,866	8,137	67,902	22,303	75,391	113,794	3,750	296,975
Liabilities
Due to other financial institutions	1,192	—	1,691	229	—	100	—	3,212
Deposits	90,090	—	40,866	22,318	202	—	—	153,476
Derivative financial instruments	—	—	8,041	4,343	6,833	2,819	—	22,036
Trading liabilities and other liabilities designated at fair value	—	—	1,300	1,728	3,699	1,413	—	8,140
Debt issues	—	—	25,979	16,471	19,137	965	—	62,552
Due to subsidiaries	8,453	—	—	—	—	—	—	8,453
All other liabilities	—	—	1,439	1,809	431	216	—	3,895
Total liabilities excluding loan capital	96,903	—	79,316	46,898	30,302	5,513	—	261,764
Loan capital	—	—	—	—	81	6,528	1,095	7,704
Total liabilities	96,903	—	79,316	46,898	30,383	12,041	1,095	269,468
Net assets Australia	(94,037)	8,137	(11,414)	(24,595)	45,008	101,753	2,655	27,507
Overseas
Assets
Cash and balances with central banks	1,075	—	—	—	—	—	—	1,075
Due from other financial institutions	51	—	2,562	—	—	—	2	2,615
Derivative financial instruments	—	—	645	314	1,141	450	—	2,550
Trading securities	—	38	1,167	256	141	59	—	1,661
Other financial assets designated at fair value	—	—	—	—	—	—	—	—
Available-for-sale securities	—	—	72	13	3	(3)	—	85
Loans (net of provisions)	—	1,643	4,851	1,101	1,467	1,033	(64)	10,031
Regulatory deposits with central banks overseas	—	—	250	255	170	—	54	729
All other assets	—	—	198	373	9	2	—	582
Total assets	1,126	1,681	9,745	2,312	2,931	1,541	(8)	19,328
Liabilities
Due to other financial institutions	740	—	3,798	3	—	—	3	4,544
Deposits	2,986	—	12,068	4,034	2,395	837	—	22,320
Derivative financial instruments	—	—	706	352	1,421	658	—	3,137
Trading liabilities and other financial liabilities designated at fair value	—	—	98	—	—	—	—	98
Debt issues	—	—	—	—	—	998	—	998
All other liabilities	—	—	236	37	9	35	—	317
Total liabilities excluding loan capital	3,726	—	16,906	4,426	3,825	2,528	3	31,414
Loan capital	—	—	—	—	—	—	—	—
Total liabilities	3,726	—	16,906	4,426	3,825	2,528	3	31,414
Net assets Overseas	(2,600)	1,681	(7,161)	(2,114)	(894)	(987)	(11)	(12,086)
Total net assets	(96,637)	9,818	(18,575)	(26,709)	44,114	100,766	2,644	15,421

Note 28.  Financial risk (continued)

28.4 Market risk

Market risk is the potential for loss arising from adverse movements in the level and volatility of market factors such as foreign exchange rates, interest rates, commodity prices and equity prices.  Westpac’s exposure to market risk arises out of its Financial Markets and Treasury activities.

28.4.1 Trading Value at Risk

Approach

Westpac’s exposure to traded market risk arises out of the trading activities of Financial Markets and Group Treasury.  These activities are controlled by a Board-approved market risk framework that incorporates Board-approved Value at Risk (VaR) limits.  VaR is the primary mechanism for measuring and controlling market risk.  Market risk is managed using VaR and structural risk limits (including volume limits and basis point value limits) in conjunction with scenario analysis and stress testing.  Market risk limits are allocated to business management based upon business strategies and experience, in addition to market liquidity and concentration risks.  All trades are fair valued daily, using independently sourced or reviewed rates.  Rates that have limited independent sources are reviewed at least on a monthly basis.

Financial Markets (FM) trading book activity represents dealings that encompass book running and distribution activity.  The types of market risk arising from trading activity include interest rate risk, foreign exchange risk, commodity risk, equity price risk, credit spread risk and volatility risk.

Group Treasury’s trading activity represents dealings that include the management of interest rate, foreign exchange and credit spread risks associated with the wholesale funding task, liquid asset portfolios and foreign exchange repatriations.

VaR limits

Market risks arising from trading book activities are primarily measured using VaR based on historical simulation methodology.  VaR is the potential loss in earnings from an adverse market movement calculated using a 99% confidence level, with a minimum of one year of historical rate data and a one-day time horizon.  VaR takes account of all material market variables that may cause a change in the value of the trading portfolio, including interest rates, foreign exchange rates, price change, volatility and the correlations between these variables.

The BRMC has approved separate market risk VaR limits for the trading activities of FM and Group Treasury.

Backtesting

Daily backtesting of VaR results is performed to ensure that model integrity is maintained.  A review of both the potential profit and loss outcomes is also undertaken to monitor any skew created by the historical data.

Stress testing

Daily stress testing against pre-determined scenarios is carried out to analyse potential losses beyond the 99% confidence level.  An escalation framework around selective stress tests is approved by the Market Risk Committee (MARCO).

Profit and loss notification framework

The BRMC has approved a profit and loss notification framework.  Included in this framework are levels of escalation in accordance with the size of the profit or loss.  Triggers are applied to both a 1-day and a rolling 20-day cumulative total.

Structure and organisation

An independent Market Risk Management unit is responsible for the daily measurement and monitoring of market risk exposures.  This unit performs daily stress and scenario tests on the trading portfolios to quantify the impact of extreme or unexpected movements in market factors.  Stress and scenario tests include historical market movements, tests defined by one of the market risk committees or management and independent scenarios developed by Westpac’s economics department (refer to ‘Stress testing’ section above).

Risk reporting

Daily monitoring of current exposure and limit utilisation is conducted independently by the Market Risk Management unit, which monitors market risk exposures against VaR and structural limits.  Daily VaR position reports are produced by risk type, by product lines and by geographic region.  These are supplemented by structural risk reporting, advice of profit and loss trigger levels and stress test escalation trigger points.  Model accreditation has been granted by APRA for the use of the internal model for the determination of regulatory capital for the key classes of interest rate (general market), foreign exchange, commodity and equity (including specific risk) risks.  Specific risk refers to the variations in individual security prices that cannot be explained by general market movements and event and default risk.

Risk mitigation

Market risk positions are managed by the trading desks consistent with delegated trading and product authorities.  Risks are consolidated into portfolios based on product and risk type.  Risk management is carried out by suitably qualified personnel with varying levels of seniority commensurate with the nature and scale of market risks under management.

Determination of fair value

Refer to Note 29 for the basis for determining fair value.

Notes to the financial statements

Note 28.  Financial risk (continued)

The following controls allow for continuous monitoring by management:

•                  trading authorities and responsibilities are clearly delineated at all levels to ensure accountability;

•                  a structured system of limits and reporting of exposures;

•                  all new products and significant product variations undergo a rigorous approval process to ensure business risks have been identified prior to launch;

•                  models that are used to determine risk or profit and loss for Westpac’s accounts are independently reviewed;

•                  duties are segregated to ensure that employees involved in the origination, processing and valuation of transactions operate under separate reporting lines, minimising the opportunity for collusion;

•                  legal counsel approves documentation to ensure it complies with relevant laws and regulations; and

•                  internal audit reviews compliance with policies, procedures and limits.

Segregation of duties is a significant feature of Westpac’s internal controls.  Separation of persons executing transactions from those responsible for processing contracts, confirming transactions, settling transactions, approving the accounting methodology or entries and performing revaluations minimises opportunities for fraud or embezzlement.

The table below depicts the aggregate VaR, by risk type, for the Group and Parent entity for the six months ended 30 September 2008, 31 March 2008 and 30 September 2007:

	Consolidated and Parent Entity
	30 September 2008			31 March 2008			30 September 2007
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	29.3	8.2	20.4	12.5	2.3	7.7	4.9	0.6	2.5
Foreign exchange risk	20.1	1.9	9.4	22.7	1.7	9.6	7.2	2.0	3.5
Equity risk	4.5	1.6	2.9	4.5	0.9	2.9	3.5	0.7	1.8
Commodity risk(1)	4.1	1.2	2.5	5.5	1.2	2.3	5.0	1.1	3.1
Other market risks(2)	30.2	7.8	17.8	15.0	5.3	6.8	2.4	0.7	1.0
Diversification effect	n/a	n/a	(26.9)	n/a	n/a	(15.0)	n/a	n/a	(6.6)
Net market risk	38.3	19.1	26.0	28.5	7.1	14.3	9.2	3.2	5.3

(1) Includes Electricity risk.

(2) Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

Group Treasury’s dealing room activities have been included in the trading book from 1 January 2008.  This change, which has been presented with effect from 1 October 2007, has added to the overall trading risk levels with a commensurate decrease in the level of non-traded risk.

28.4.2 Non-traded risk (Interest Rate Risk in the Banking Book – IRRBB)

Approach

The banking book activities that give rise to market risk include lending activities, balance sheet funding and capital management.  Interest rate risk, currency risk and funding and liquidity risk are inherent in these activities.  Group Treasury’s ALM unit is responsible for managing the interest rate risk arising from these activities

All material regions, business lines and legal entities are included in Westpac’s IRRBB framework.

Asset and liability management

ALM manages the structural interest rate mismatch associated with the transfer priced balance sheet, including the investment of Westpac’s capital to its agreed benchmark duration.  A key risk management objective is to help ensure the reasonable stability of net interest income (NII) over time.  These activities are performed under the direction of MARCO with oversight by the independent Market Risk Management unit.  These activities are conducted within a risk framework and appetite set down by the BRMC.

Material non-traded interest rate risk is managed in three centres.  Sydney manages non-traded interest rate risk associated with the Australian balance sheet.  The Wellington office manages non-traded interest rate risk associated with the New Zealand balance sheet. The London centre manages non-traded interest rate risk associated with all other locations.  The risk from these three centres is monitored both at a local and aggregate level.

Note 28.  Financial risk (continued)

NII sensitivity

NII sensitivity is managed in terms of the net interest income-at-risk (NaR) modelled over a three year time horizon using a 99% confidence interval for movements in wholesale market interest rates.  The position managed covers the Australian and New Zealand banking books, where the banking book is defined as the entire banking balance sheet less the trading book.  A simulation model is used to calculate Westpac’s potential NaR.  The NII simulation framework combines the underlying balance sheet data with assumptions about run off and new business, expected repricing behaviour and changes in wholesale market interest rates.  Simulations using a range of interest rate scenarios are used to provide a series of potential future NII outcomes.  The interest rate scenarios modelled include those projected using historical market interest rate volatility as well as 100 and 200 basis point shifts up and down from the current market yield curves in Australia and New Zealand.  Additional stressed interest rate scenarios are also considered and modelled.

A comparison between the NII outcomes from these modelled scenarios indicates the sensitivity to interest rate changes.

NaR limit

The BRMC has approved a NaR limit.  This limit is managed by the Group Treasurer and is expressed as a deviation from benchmark hedge levels over a one-year rolling time frame, at a 99% level of confidence.  This limit is monitored by Market Risk Management.

VaR limit

The BRMC has also approved an overall VaR limit for ALM.  This limit is managed by the Group Treasurer and monitored by Market Risk Management.

Structural foreign exchange risk

Structural foreign exchange rate risk results from the generation of foreign currency denominated earnings and from the foreign currency capital that we have deployed in offshore branches and subsidiaries with functional currencies other than Australian dollars.

As a result of the requirement to translate earnings and net assets of the foreign operations into our Australian dollar consolidated financial statements, movements in exchange rates could lead to changes in the Australian dollar equivalent of offshore earnings and capital which could introduce variability to our reported financial results.  This is referred to as translation risk.  In order to minimise this exposure, we manage the foreign exchange rate risk associated with offshore earnings and capital as follows:

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

MARCO determines the appropriateness of the foreign exchange earnings hedges and associated limits.  The identification and management of structural foreign exchange risk is reported to MARCO monthly.

Risk reporting

Interest rate risk in the banking book risk measurement systems and personnel are centralised in Sydney.  These include front office product systems which capture all treasury funding and derivative transactions, the transfer pricing system which captures all retail transactions in Australia and New Zealand, traded and non-traded VaR systems which calculate Group Treasury VaR and the NII system which calculates NII and NAR for the Australian and New Zealand balance sheets.

Daily monitoring of current exposure and limit utilisation is conducted independently by Market Risk Management, which monitors market risk exposures against VaR and NaR limits.  Management reports detailing structural positions and VaR are produced and distributed daily for use by dealers and management across all stakeholder groups.  Monthly and quarterly reports are produced for the senior management market risk forums of MARCO and BRMC respectively to ensure transparency of material market risks and issues.

Notes to the financial statements

Note 28.  Financial risk (continued)

Risk mitigation

Market risk arising in the banking book stems from the ordinary course of banking activities, including structural interest rate risk (the mismatch between the duration of assets and liabilities) and capital management.  Hedging Westpac’s exposure to interest rate risk is undertaken using derivatives.  The hedge accounting strategy adopted is to utilise a combination of the cash flow, fair value and net investment hedge approaches.  Some derivatives held for economic hedging purposes do not meet the criteria for hedge accounting as defined under AASB 139 Financial Instruments: Recognition and Measurement, and therefore are accounted for in the same way as derivatives held for trading.

The same controls as used to monitor traded market risk allow for continuous monitoring by management.

The table below depicts the aggregate VaR for non-traded market rate risk for the six months ended 30 September 2008, 31 March 2008 and 30 September 2007:

Consolidated
	30 September 2008			31 March 2008			30 September 2007
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Half year ended	9.8	1.1	3.8	4.6	0.8	2.1	14.4	4.0	7.2

From 1 January 2008 Group Treasury’s dealing room activities have been included in the trading book.  This has added to the overall trading risk levels with a commensurate decrease in the level of non-traded risk.  To facilitate comparisons, this change has been reflected in the trading and non-traded VaR data from 1 October 2007.

The non-traded VaR for Westpac was $3.1 million at 30 September 2008 ($1.4 million at 31 March 2008, $1.3 million at 30 September 2007).

Note 28.  Financial risk (continued)

28.4.3 Interest rate mismatch

The following table represents a breakdown of the earlier of the contractual repricing or maturity dates of the Group’s net asset position as at 30 September 2008.  The Group uses this contractual repricing information as a base, which is then altered to take account of consumer behaviour, to manage its interest rate risk.

										Weighted
		Over 3								Average
	Less	Months	1 Year	2 Years	3 Years	4 Years		Non-		Effective
	Than	to 1	to 2	to 3	to 4	to 5	Over	Interest		Interest
	3 Months	Year	Years	Years	Years	Years	5 Years	Bearing(2)	Total	Rate(1)
	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
Australia
Assets
Cash and balances with central banks	—	—	—	—	—	—	—	3,431	3,431	—
Due from other financial institutions	12,435	4,945	—	—	—	—	—	4	17,384	7.5
Derivative financial instruments	—	—	—	—	—	—	—	30,293	30,293	—
Trading securities	17,621	6,445	412	1,569	989	1,857	985	199	30,077	7.0
Other financial assets designated at fair value	841	96	78	82	230	54	114	996	2,491	7.4
Available-for-sale securities	175	—	—	—	—	—	136	1	312	15.4
Loans(2)	209,154	15,447	14,299	11,812	5,094	4,727	2,339	(1,623)	261,249	8.3
Life insurance assets(3)	2,073	—	—	—	—	—	—	10,406	12,479	7.7
All other assets	—	—	—	—	—	—	—	6,332	6,332	—
Total assets	242,299	26,933	14,789	13,463	6,313	6,638	3,574	50,039	364,048
Liabilities
Due to other financial institutions	5,654	8	6	—	—	1,131	—	1,237	8,036	6.2
Deposits	144,777	30,120	1,368	75	56	239	47	5,390	182,072	6.2
Derivative financial instruments	—	—	—	—	—	—	—	20,868	20,868	—
Trading liabilities and other liabilities designated at fair value	9,111	5,887	50	—	406	9	—	304	15,767	6.3
Debt issues	69,962	2,204	2,781	6,738	5,420	1,654	1,250	18	90,027	4.6
Life insurance policy liabilities(3)	47	123	97	41	33	27	94	11,498	11,960	7.7
All other liabilities	—	—	—	—	—	—	—	6,500	6,500	—
Net intragroup payable	4,042	—	—	—	—	—	—	—	4,042	—
Total liabilities excluding loan capital	233,593	38,342	4,302	6,854	5,915	3,060	1,391	45,815	339,272
Loan capital	4,626	—	91	—	—	—	2,314	(16)	7,015	5.6
Total liabilities	238,219	38,342	4,393	6,854	5,915	3,060	3,705	45,799	346,287
Net assets	4,080	(11,409)	10,396	6,609	398	3,578	(131)	4,240	17,761
Total equity	—	—	—	—	—	—	—	17,761	17,761
Derivative financial instruments (notional)	(12,786)	1,888	242	8,747	1,691	(478)	696	—	—
Net mismatch – Australia	(8,706)	(9,521)	10,638	15,356	2,089	3,100	565	(13,521)	—

(1) The weighted average effective interest rate is calculated excluding non-interest bearing assets and liabilities.

(2) The non-interest bearing category for loans includes the provisions for impairment on loans.

(3) The investment earnings on life insurance assets support the life insurance policy liabilities and do not contribute to interest rate risk on the Group’s banking operations.

Notes to the financial statements

Note 28.  Financial risk (continued)

										Weighted
		Over 3								Average
	Less	Months	1 Year	2 Years	3 Years	4 Years		Non-		Effective
	Than	to 1	to 2	to 3	to 4	to 5	Over	Interest		Interest
	3 Months	Year	Years	Years	Years	Years	5 Years	Bearing(2)	Total	Rate(1)
	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
New Zealand
Assets
Cash and balances with central banks	—	—	—	—	—	—	—	1,078	1,078	—
Due from other financial institutions	861	—	—	—	—	—	—	—	861	7.5
Derivative financial instruments	—	—	—	—	—	—	—	4,352	4,352	—
Trading securities	2,955	—	—	—	—	—	—	—	2,955	7.7
Other financial assets designated at fair value	—	—	—	—	—	—	—	—	—	—
Available-for-sale securities	—	—	—	—	—	—	—	41	41	—
Loans(2)	25,064	8,195	6,963	3,458	2,319	804	36	(273)	46,566	9.4
Life insurance assets(3)	—	—	—	—	—	—	—	68	68	—
Property, plant and equipment	—	—	—	—	—	—	—	65	65	—
All other assets	—	—	—	—	—	—	—	1,296	1,296	—
Total assets	28,880	8,195	6,963	3,458	2,319	804	36	6,627	57,282
Liabilities
Due to other financial institutions	368	—	—	—	—	—	—	1	369	7.5
Deposits	22,796	5,399	243	66	20	16	1	1,796	30,337	6.8
Derivative financial instruments	—	—	—	—	—	—	—	3,905	3,905	—
Trading liabilities and other liabilities designated at fair value	922	—	—	—	—	—	—	—	922	7.5
Debt issues	7,530	715	452	303	300	—	42	—	9,342	4.4
Life insurance policy liabilities(3)	—	—	—	—	—	—	—	(7)	(7)	—
All other liabilities	—	—	—	—	—	—	—	658	658	—
Net intragroup payable	16,274	—	—	—	—	—	—	—	16,274	—
Total liabilities excluding loan capital	47,890	6,114	695	369	320	16	43	6,353	61,800
Loan capital	—	—	—	—	—	—	17	—	17	5.3
Total liabilities	47,890	6,114	695	369	320	16	60	6,353	61,817
Net assets	(19,010)	2,081	6,268	3,089	1,999	788	(24)	274	(4,535)
Total equity	—	—	—	—	—	—	—	4,535	4,535
Derivative financial instruments (notional)	12,027	(3,519)	(3,982)	(1,673)	(1,796)	(1,044)	(13)	—	—
Net mismatch – New Zealand	(6,983)	(1,438)	2,286	1,416	203	(256)	(37)	(4,261)	(9,070)
Other Overseas	—	—	—	—	—	—	—	—
Total assets	30,159	4,768	826	97	62	91	747	1,783	38,533	6.7
Total liabilities	25,108	4,556	126	—	1,013	—	661	525	31,989	3.4
Net Assets	5,051	212	700	97	(951)	91	86	1,258	6,544
Total equity	—	—	—	—	—	—	—	6,544	6,544
Derivative financial instruments (notional)	(1,234)	(162)	—	378	263	36	719	—	—
Net mismatch – other Overseas	3,817	50	700	475	(688)	127	805	(5,286)	—

(1) The weighted average effective interest rate is calculated excluding non-interest bearing assets and liabilities.

(2) The non-interest bearing category for loans includes the provisions for impairment on loans.

(3) The investment earnings on life insurance assets support the life insurance policy liabilities and do not contribute to interest rate risk on the Group’s banking operations.

Note 28.  Financial risk (continued)

										Weighted
		Over 3								Average
	Less	Months	1 Year	2 Years	3 Years	4 Years		Non-		Effective
	Than	to 1	to 2	to 3	to 4	to 5	Over	Interest		Interest
	3 Months	Year	Years	Years	Years	Years	5 Years	Bearing(2)	Total	Rate(1)
	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
Australia
Assets
Cash and balances with central banks	—	—	—	—	—	—	—	1,024	1,024	—
Due from other financial institutions	23,418	1,855	—	—	—	—	—	—	25,273	6.8
Derivative financial instruments	—	—	—	—	—	—	—	21,748	21,748	—
Trading securities	7,368	5,017	61	380	1,429	488	2,371	—	17,114	6.3
Other financial assets designated at fair value	107	179	96	109	83	187	—	418	1,179	9.0
Available-for-sale securities	506	—	—	—	—	—	—	50	556	6.0
Loans(2)	187,234	14,109	12,190	9,458	2,237	2,883	920	(1,123)	227,908	6.6
Life insurance assets(3)	1,991	32	35	28	22	18	59	13,203	15,388	6.8
All other assets	—	—	—	—	—	—	—	5,112	5,112	—
Total assets	220,624	21,192	12,382	9,975	3,771	3,576	3,350	40,432	315,302
Liabilities
Due to other financial institutions	3,648	229	—	—	—	—	—	1,260	5,137	4.2
Deposits	127,249	23,161	159	2	—	—	44	3,314	153,929	6.8
Derivative financial instruments	—	—	—	—	—	—	—	22,017	22,017	—
Trading liabilities and other liabilities designated at fair value	2,927	4,563	—	—	—	—	532	103	8,125	6.3
Debt issues	61,225	5,988	1,121	1,789	1,027	1,283	3,042	6	75,481	5.5
Life insurance policy liabilities(3)	58	163	90	52	33	33	129	13,835	14,393	6.8
All other liabilities	—	—	—	—	—	—	—	5,099	5,099	—
Net intragroup payable	8,631	—	—	—	—	—	—	—	8,631	—
Total liabilities excluding loan capital	203,738	34,104	1,370	1,843	1,060	1,316	3,747	45,634	292,812
Loan capital	4,950	—	321	330	250	397	889	—	7,137	5.8
Total liabilities	208,688	34,104	1,691	2,173	1,310	1,713	4,636	45,634	299,949
Net assets	11,936	(12,912)	10,691	7,802	2,461	1,863	(1,286)	(5,202)	15,353
Total equity	—	—	—	—	—	—	—	15,353	15,353
Derivative financial instruments (notional)	11,186	(7,541)	(3,385)	(446)	(1,755)	2,209	(268)	—	—
Net mismatch – Australia	23,122	(20,453)	7,306	7,356	706	4,072	(1,554)	(20,555)	—

(1) The weighted average rate is calculated excluding non-interest bearing assets and liabilities.

(2) The non-interest bearing category for loans includes the provisions for impairment on loans.

(3) The investment earnings on life insurance assets support the life insurance policy liabilities and do not contribute to interest rate risk on the Group’s banking operations.

Notes to the financial statements

Note 28.  Financial risk (continued)

										Weighted
		Over 3								Average
	Less	Months	1 Year	2 Years	3 Years	4 Years		Non-		Effective
	Than	to 1	to 2	to 3	to 4	to 5	Over	Interest		Interest
	3 Months	Year	Years	Years	Years	Years	5 Years	Bearing(2)	Total	Rate(1)
	$m	$m	$m	$m	$m	$m	$m	$m	$m	%
New Zealand
Assets
Cash and balances with central banks	1,101	—	—	—	—	—	—	88	1,189	8.3
Due from other financial institutions	457	—	—	—	—	—	—	50	507	8.3
Derivative financial instruments	—	—	—	—	—	—	—	2,522	2,522	—
Trading securities	3,348	—	—	—	—	—	—	—	3,348	8.5
Other financial assets designated at fair value	—	—	—	—	—	—	—	—	—	—
Available-for-sale securities	—	—	—	—	—	—	—	—	—	—
Loans(2)	21,062	6,151	8,397	3,628	1,730	2,309	51	(183)	43,145	9.2
Life insurance assets(3)	—	—	—	—	—	—	—	68	68	—
Property, plant and equipment	—	—	—	—	—	—	—	76	76	—
All other assets	—	—	—	—	—	—	—	1,334	1,334	—
Total assets	25,968	6,151	8,397	3,628	1,730	2,309	51	3,955	52,189
Liabilities
Due to other financial institutions	756	—	—	—	—	—	—	—	756	8.3
Deposits	20,946	5,537	211	78	13	19	2	1,952	28,758	8.7
Derivative financial instruments	—	—	—	—	—	—	—	2,839	2,839	6.6
Trading liabilities and other liabilities designated at fair value	98	—	—	—	—	—	—	—	98	7.6
Debt issues	3,602	313	453	340	—	120	—	—	4,828	6.1
Life insurance policy liabilities(3)	—	—	—	—	—	—	—	(1)	(1)	—
All other liabilities	—	—	—	—	—	—	—	550	550	—
Net intragroup payable	12,567	—	—	—	—	—	—	—	12,567	—
Total liabilities excluding loan capital	37,969	5,850	664	418	13	139	2	5,340	50,395
Loan capital	(23)	—	—	—	—	—	—	—	(23)	—
Total liabilities	37,946	5,850	664	418	13	139	2	5,340	50,372
Net assets	(11,978)	301	7,733	3,210	1,717	2,170	49	(1,385)	1,817
Total equity	—	—	—	—	—	—	—	1,817	1,817
Derivative financial instruments (notional)	11,594	(1,975)	(5,997)	(1,965)	(308)	(1,337)	(12)	—	—
Net mismatch – New Zealand	(384)	(1,674)	1,736	1,245	1,409	833	37	(3,202)	—
Other Overseas
Total assets	28,333	486	65	565	278	93	1,366	174	31,360	6.2
Total liabilities	21,248	3,619	2,651	505	5	175	1,761	735	30,699	5.3
Net Assets	7,085	(3,133)	(2,586)	60	273	(82)	(395)	(561)	661
Total equity	—	—	—	—	—	—	—	661	661
Derivative financial instruments (notional)	(1,035)	(549)	349	—	322	285	628	—	—
Net mismatch – other	6,050	(3,682)	(2,237)	60	595	203	233	(1,222)	—

(1)        The weighted average rate is calculated excluding non-interest bearing assets and liabilities.

(2)        The non-interest bearing category for loans includes the provisions for impairment charges.

(3)        The investment earnings on life insurance assets support the life insurance policy liabilities and do not contribute to interest rate risk on the Group’s banking operations.

Note 29.  Fair values of financial assets and liabilities

The fair value is the amount for which an asset could be exchanged, or a liability settled, in an arm’s-length transaction between knowledgeable, willing parties.  The types of financial assets and liabilities measured at fair value comprise of derivatives, all trading assets and liabilities, available-for-sale assets and financial assets and liabilities designated at fair value through profit or loss.  The basis for determining fair value for these assets and liabilities is outlined in Note 1(f)(i) and 1(g)(i).

Determination of fair value

Fair values are subject to a control framework that is independent of the risk taker.  This control framework, which is comprised of accounting policies and procedures governing the valuation process, was established and is currently monitored by the Middle Office function.  There are three primary methods of determining fair value according to the following hierarchy:

(i)                  Quoted market price (Level 1)

(ii)               Valuation technique using observable inputs (Level 2)
A model where all significant inputs are observable.

(iii)            Valuation technique with significant non-observable inputs (Level 3)
A model where one or more significant inputs are not observable.

The values derived from applying valuation techniques are significantly affected by the choice of valuation model used and the underlying assumptions made regarding inputs such as timing and amounts of future cash flows, discount rates, credit risk, volatility and correlation.

For financial instruments valued using valuation techniques the expected cash flows for each instrument is determined either directly by reference to actual cash flows implicit in observable market prices or through modelling cash flows using appropriate financial market’s pricing models.  Wherever possible these models use as their basis observable market prices and rates including, for example, interest rate yield curves, equities and commodity prices, option volatilities and currency rates.  The process of calculating fair value on illiquid instruments or from a valuation model may require estimation of certain pricing parameters, assumptions or model characteristics.  These estimates are calibrated against industry standards, economic models and observable transaction prices where possible.

Independent price determination or validation is employed where fair value is established without quoted market prices.  The results of independent validation processes are reported to the Revaluation Committee, and adjustments to the fair values are made as appropriate.

All long positions are marked at bid prices; short positions are marked at offer prices.  The fair values of large holdings of financial instruments are based on a multiple of the value of a single instrument, and do not include block adjustments for the size of the holding.

The table below summarises the basis for the determination of the fair value of financial instruments at 30 September 2008:

	Consolidated				Parent Entity
		Valuation	Valuation			Valuation	Valuation
	Quoted	Techniques	Techniques		Quoted	Techniques	Techniques
	Market	(Market	(Non-Market		Market	(Market	(Non-Market
	Prices	Observable)	Observable)	Total	Prices	Observable)	Observable)	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Derivative financial instruments	13,367	21,332	111	34,810	13,335	21,214	105	34,654
Trading securities	202	39,277	55	39,534	202	36,081	55	36,338
Other financial assets designated at fair value	1,041	1,233	273	2,547	30	1,177	273	1,480
Available-for-sale securities	506	1,104	3	1,613	—	537	3	540
Life insurance assets	10,724	1,823	—	12,547	—	—	—	—
Total assets	25,840	64,769	442	91,051	13,567	59,009	436	73,012
Liabilities
Deposits at fair value	—	60,011	—	60,011	—	56,523	—	56,523
Derivative financial instruments	11,950	12,962	58	24,970	11,945	12,977	58	24,980
Trading liabilities and other financial liabilities designated at fair value	304	16,385	—	16,689	304	16,324	—	16,628
Total liabilities excluding loan capital	12,254	89,358	58	101,670	12,249	85,824	58	98,131

Notes to the financial statements

Note 29.  Fair values of financial assets and liabilities (continued)

The table below summarises the basis for the determination of the fair value of financial instruments at 30 September 2007:

	Consolidated				Parent Entity
		Valuation	Valuation			Valuation	Valuation
	Quoted	Techniques	Techniques		Quoted	Techniques	Techniques
	Market	(Market	(Non-Market		Market	(Market	(Non-Market
	Prices	Observable)	Observable)	Total	Prices	Observable)	Observable)	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Derivative financial instruments	8,959	15,348	—	24,308	8,952	15,250	—	24,202
Trading securities	2,910	19,257	70	22,237	882	17,630	70	18,582
Other financial assets designated at fair value	350	393	436	1,179	1	393	436	830
Available-for-sale securities	314	775	—	1,089	49	558	—	607
Life insurance assets	13,606	1,850	—	15,456	—	—	—	—
Total assets	26,139	37,624	506	64,269	9,884	33,831	506	44,221
Liabilities
Deposits at fair value	—	48,603	—	48,603	—	45,575	—	45,575
Derivative financial instruments	9,094	16,096	1	25,192	9,054	16,117	1	25,173
Trading liabilities and other financial liabilities designated at fair value	—	8,151	72	8,223	—	8,166	72	8,238
Total liabilities excluding loan capital	9,094	72,850	73	82,018	9,054	69,858	73	78,986

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group or Westpac’s reported results.

When the transaction price in a non-active market is different to the fair value from other observable current market transactions in the same instrument or based on valuation technique whose variable include only data from observable markets, Westpac recognises the difference between the transaction price and the fair value (a ‘Day 1’ profit or loss) in the income statements and in ‘Non-interest income’.  In cases where use is made of data which is not observable, the difference between the transaction price and model value is only recognised in the income statement when the inputs become observable, or over the life of the instrument.

The following table summarises the deferral and recognition of day 1 profit/(loss) for the Group and Westpac, where a valuation technique has been applied for which not all the inputs are observable in the market.

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Balance at the beginning of the period	38	30	38	30
Deferral on new transactions	11	24	11	24
Recognised in the income statement during the period	(27)	(16)	(27)	(16)
Subsequent to observability	—	—	—	—
Derecognition of the instruments	—	—	—	—
Exchange differences	—	—	—	—
Balance at the end of the period	22	38	22	38

Note 29.  Fair values of financial assets and liabilities (continued)

The table below summarises the carrying value and fair value of all financial instruments of the Group and Westpac as at 30 September 2008:

	Consolidated		Parent Entity
	Amount	Fair Value	Amount	Fair Value
	$m	$m	$m	$m
Financial assets
Cash and balances with central banks	4,809	4,809	4,502	4,502
Due from other financial institutions	21,345	21,345	16,319	16,319
Derivative financial instruments	34,810	34,810	34,654	34,654
Trading securities	39,534	39,534	36,338	36,338
Other financial assets designated at fair value	2,547	2,547	1,480	1,480
Available-for-sale securities	1,613	1,613	540	540
Loans (net of impairment provision):
Loans for consumer purposes	187,245	186,861	159,080	158,772
Loans for business purposes	126,300	126,160	113,717	113,577
Life insurance assets	12,547	12,547	—	—
Regulatory deposits with central banks overseas	927	927	885	885
Due from subsidiaries	—	—	22,789	22,789
Other financial assets	2,191	2,191	1,674	1,674
Total financial assets	433,868	433,344	391,978	391,530
Financial liabilities
Due to other financial institutions	15,861	15,861	14,880	14,880
Deposit at fair value	60,011	60,011	56,523	56,523
Deposits at amortised cost	173,719	174,092	149,069	149,416
Derivative financial instruments	24,970	24,970	24,980	24,980
Trading liabilities and other financial liabilities designated at fair value	16,689	16,689	16,628	16,628
Due to subsidiaries	—	—	24,255	24,255
Debt issues and acceptances	100,369	99,933	81,718	81,418
Subordinated bonds, loans and debentures	6,545	5,961	7,211	6,701
Subordinated perpetual notes	486	435	486	435
Trust preferred securities	666	740	—	—
Stapled preferred securities	1,021	1,057	1,021	1,057
Total financial liabilities	400,337	399,749	376,771	376,293

Notes to the financial statements

Note 29.  Fair values of financial assets and liabilities (continued)

The table below summarises the carrying value and fair value of financial instruments of the Group and Westpac as at 30 September 2007:

	Consolidated		Parent Entity
	Amount	Fair Value	Amount	Fair Value
	$m	$m	$m	$m
Financial assets
Cash and balances with central banks	2,243	2,243	2,629	2,629
Due from other financial institutions	28,379	28,379	21,759	21,759
Derivative financial instruments	24,308	24,308	24,202	24,202
Trading securities	22,237	22,237	18,582	18,582
Other financial assets designated at fair value	1,179	1,179	830	830
Available-for-sale securities	1,089	1,089	607	607
Loans (net of impairment provision):
Loans for consumer purposes	169,130	168,479	142,567	142,214
Loans for business purposes	106,247	105,697	95,241	94,684
Life insurance assets	15,456	15,456	—	—
Regulatory deposits with central banks overseas	753	753	729	729
Due from subsidiaries	—	—	1,223	1,223
Other financial assets	1,763	1,763	1,251	1,251
Total financial assets	372,784	371,582	309,620	308,710
Financial liabilities
Due to other financial institutions	9,133	9,133	7,756	7,756
Deposit at fair value	48,603	48,603	45,575	45,575
Deposits at amortised cost	153,451	153,201	130,221	130,055
Derivative financial instruments	25,192	25,192	25,173	25,173
Trading liabilities and other financial liabilities designated at fair value	8,223	8,223	8,238	8,238
Due to subsidiaries	—	—	—	—
Debt issues and acceptances	87,126	87,227	63,550	63,772
Subordinated bonds, loans and debentures	6,042	6,085	7,275	6,085
Subordinated perpetual notes	429	442	429	442
Trust preferred securities	1,233	1,207	—	—
Total financial liabilities	339,432	339,313	288,217	287,096

For financial instruments not carried at fair value in the balance sheet, fair value has been derived as follows:

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

Note 29.  Fair values of financial assets and liabilities (continued)

Subordinated perpetual notes

The fair value is calculated using suitable discounted cash flow and option pricing models.  The interest rates applied in the valuation models are appropriate to the remaining term of the debt issue.

Trust preferred securities and stapled preferred securities

The fair value of the trust preferred securities and stapled preferred securities is determined by using the listed price at 30 September 2008, where available.  Where a listed price is not available, the fair value is determined using a discounted cash flow model.  The discount rate applied reflects the term of the instrument and the credit quality of the issuer.

Other financial assets and liabilities

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

Notes to the financial statements

Note 30.  Derivative financial instruments

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

Hedging

Hedging the Group’s exposures to interest rate and foreign exchange rate risk is undertaken in the normal course of business by using derivatives.  This activity is principally carried out in Group Treasury within a risk management framework of limits, practices and procedures set and overseen by the Westpac MARCO.

The hedge accounting strategy adopted by Westpac is to utilise a combination of the cash flow, fair value and net investment hedge approaches.  Some derivatives held for economic hedging purposes do not meet the criteria for hedge accounting as defined under AASB 139 and therefore are accounted for in the same way as derivatives held for trading.  This includes the management of risks associated with future New Zealand dollar earnings and the management of credit risk exposures in Westpac’s lending portfolio.

a.                    Fair value hedges

The Group and Westpac hedges a proportion of its interest rate risk in medium term debt issuances through fair value hedges in the form of single currency and cross-currency interest rate derivatives.  The Group and Westpac also hedges part of its interest rate risk in the fair value of fixed rate assets and liabilities denominated both in local and foreign currencies through the use of interest rate derivatives.

For the Group, the change in the fair value of hedging instruments designated in fair value hedges was $136 million loss (30 September 2007 $75 million gain) while the change in the fair value of hedged items, attributed to the hedge risk was $133 gain (30 September 2007 $68 million loss).

Note 30.  Derivative financial instruments (continued)

For the Westpac parent entity, the change in the fair value of hedging instruments designated in fair value hedges was $80 million gain (30 September 2007 $9 million loss) while the change in the fair value of hedged items, attributed to the hedge risk was $80 million loss (30 September 2007 $15 million gain).

b.                    Cash flow hedges

The Group and Westpac hedges its exposure to volatility of interest cash flows from floating-rate customer deposits and loans through the use of interest rate derivatives.

c.                     Dual fair value and cash flow hedges

The Group and Westpac hedges foreign currency denominated medium term debt using cross-currency interest rate derivatives, designated as fair value hedges of foreign interest rates and cash flow hedges of foreign exchange rates.

d.                    Net investment hedges

The Group hedges the majority of the currency translation risk of net investments in foreign operations through foreign exchange forward transactions.  There were no significant changes to level of hedging during the current year.

The notional amount and fair values of derivative instruments held for trading and designated as hedges are set out in the following tables:

	Consolidated
	30 September 2008			30 September 2007
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Held for trading
Interest rate
Futures	98,749	79	—	54,619	139	—
Forwards	81,462	58	(59)	63,217	18	(23)
Swaps	728,775	7,412	(6,202)	572,630	4,906	(4,342)
Options	32,638	115	(90)	23,574	66	(66)
Foreign exchange						—
Forwards	422,936	13,421	(12,011)	487,407	9,045	(9,483)
Swaps	172,999	10,568	(4,571)	174,402	7,894	(8,042)
Options	26,689	626	(448)	41,242	759	(558)
Commodities	6,824	169	(168)	9,980	604	(157)
Equities and credit	21,633	396	(261)	21,922	173	(113)
Total held for trading derivatives	1,592,705	32,844	(23,810)	1,448,993	23,604	(22,784)
Fair value hedges
Interest rate
Swaps	13,317	73	(128)	13,207	140	(73)
Foreign exchange
Forwards	—	—	—	—	—	—
Swaps(1)	15,817	1,048	(504)	15,028	40	(1,984)
Total fair value hedging derivatives	29,134	1,121	(632)	28,235	180	(2,057)
Cash flow hedges
Interest rate
Futures(2)	1,886	(3)	—	1,183	12	—
Swaps	46,184	347	(352)	45,208	485	(349)
Foreign exchange
Forwards	—	—	—	463	16	—
Swaps	9,797	500	(134)	—	—	—
Total cash flow hedging derivatives	57,867	844	(486)	46,854	513	(349)
Net investment hedges	2,727	1	(42)	2,542	11	(2)
Total net investment hedges	2,727	1	(42)	2,542	11	(2)
Total Derivatives	1,682,433	34,810	(24,970)	1,526,624	24,308	(25,192)

(1)       Included with foreign exchange swaps are derivatives designated in both cash flow and fair value hedge relationships under the dual designation strategy.

(2)       Futures contract fair value is settled daily with the exchange.

Notes to the financial statements

Note 30.  Derivative financial instruments (continued)

	Parent Entity
	30 September 2008			30 September 2007
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Held for trading
Interest rate
Futures	98,750	79	—	54,619	139	—
Forwards	81,462	58	(59)	63,200	18	(23)
Swaps	728,272	7,460	(6,254)	572,067	4,908	(4,385)
Options	32,638	115	(90)	23,574	66	(66)
Foreign exchange
Forwards	421,652	13,390	(12,007)	484,995	9,035	(9,415)
Swaps	172,310	10,511	(4,533)	174,103	7,851	(8,045)
Options	26,689	626	(448)	41,242	759	(558)
Commodities	6,824	169	(168)	9,980	546	(157)
Equities and credit	21,528	401	(260)	21,922	178	(113)
Total held for trading derivatives	1,590,125	32,809	(23,819)	1,445,701	23,500	(22,762)
Fair value hedges
Interest rate
Swaps	13,286	73	(129)	13,077	139	(76)
Foreign exchange
Forwards	—	—	—	—	—	—
Swaps(1)	15,817	926	(504)	15,028	40	(1,984)
Total fair value hedging derivatives	29,103	999	(633)	28,106	179	(2,060)
Cash flow hedges
Interest rate
Futures(2)	1,886	(2)	—	1,183	12	—
Forwards	—	—	—	—	—	—
Swaps	46,184	347	(352)	45,208	485	(349)
Foreign exchange
Futures	—	—	—	—	—	—
Forwards	—	—	—	463	16	—
Swaps	9,797	500	(134)	—	—	—
Total cash flow hedging derivatives	57,867	845	(486)	46,853	512	(349)
Net investment hedges	2,727	1	(42)	2,542	11	(2)
Total net investment hedges	2,727	1	(42)	2,542	11	(2)
Total Derivatives	1,679,822	34,654	(24,980)	1,523,202	24,202	(25,173)

(1)       Included with foreign exchange swaps are derivatives designated in both cash flow and fair value hedge relationships under the dual designation strategy.

(2)       Futures contract fair value is settled daily with the exchange.

Amounts accumulated in equity in respect of cash flow hedges are recycled to the income statement when the forecast transaction occurs.

Underlying cash flows from cash flow hedges are, as a proportion of total cash flows, expected to occur in the following periods:

	Less Than	1 Month to	3 Months	1 Year to	2 to	3 to	4 to	Over
	1 Month	3 Months	to 1 Year	2 Years	3 Years	4 Years	5 Years	5 Years
2008
Cash inflows (assets)	2.0%	4.0%	24.0%	35.0%	23.0%	5.0%	6.0%	1.0%
Cash outflows (liabilities)	2.0%	3.0%	23.0%	37.0%	23.0%	5.0%	6.0%	1.0%
2007
Cash inflows (assets)	2.5%	7.7%	27.8%	24.4%	13.6%	8.8%	5.3%	9.9%
Cash outflows (liabilities)	2.1%	8.0%	27.3%	24.5%	13.8%	9.1%	5.5%	9.7%

For the year ended 30 September 2008 a gain on cashflow hedges of $2 million was recognised due to hedge ineffectiveness (30 September 2007 $12 million gain).  In the parent entity, a gain on cashflow hedges of $5 million was recognised due to hedge ineffectiveness for the year ended 30 September 2008 (30 September 2007 $13 million loss).

Note 31.  Capital adequacy

APRA has responsibility for the prudential supervision of ADIs, life and general insurance companies and superannuation funds in Australia.  Westpac is an ADI.

Australia’s risk-based capital adequacy guidelines are generally consistent with the approach agreed upon by the Basel Committee on Banking Supervision. APRA has exercised its discretion in applying the Basel framework to Australian ADIs.  On balance, the applications of these discretions act to reduce reported capital ratios relative to those reported in other jurisdictions.

Australian banks are required to maintain a minimum ratio of capital to risk-adjusted assets of at least 8%.  At least half of this capital must be in the form of ‘tier 1’ capital.  Subject to certain limitations, tier 1 capital consists of paid-up share capital, retained profits, certain reserves, other equity instruments, less the deduction of certain intangible assets and retained earnings in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes.  The balance of eligible capital is defined as ‘supplementary’ or ‘tier 2’ capital.  Supplementary capital includes, subject to limitations, mandatory convertible notes, perpetual floating rate notes and like instruments, and term subordinated debt provided such term debt is not in excess of 50% of tier 1 capital.  Certain deductions are made for holdings of other banks’ capital instruments and the balance of capital invested in insurance and funds management controlled entities not already deducted at the tier 1 level.  Deductions are made for any capital invested or guarantees or similar support provided to entities involved in securitisation.

Capital management strategy

Capital management strategy seeks to balance the fact that capital is an expensive form of funding with the need to be adequately capitalised as an authorised deposit-taking institution. In Westpac, the tension between efficiency and flexibility has given rise to five long-term operating principles for the prudent management of Westpac’s balance sheet:

•                absolute minimum capital requirements are determined and the specific consequences of breaching these requirements (e.g. debt rating downgrade, prudential intervention, hybrid conversion) identified;

•                capital is managed within a target range whose mid point is defined by the addition of a contingency buffer and a cyclical buffer to the internally or externally determined minimum;

•                the top end of the target range represents a trigger for capital that is surplus to business requirements to be returned to shareholders, although we retain the tactical flexibility to build a surplus over the top of the target range if appropriate;

•                the target structure incorporates trigger points that are designed to minimise the risk of breaching the bottom end of the target range in the normal course of business; and

•                Westpac accepts that the target range and cyclical buffer absorbs some but not all potential volatility and, as a consequence, it is committed to maintaining a robust capacity to access contingent capital to restore its capital position in response to unexpected losses or volatility in capital required by faster than expected business growth.

Our target ratios are summarised in the table below

Capital measure	Target ratio
Group tier 1 ratio	6.75 – 7.75%
Group total regulatory capital ratio	9.75 – 10.75%

Note 32.  Securitisation

Westpac derives rewards and has exposure to risks from two forms of securitisation structures:

•                  own asset securitisation; and

•                  customer funding conduits.

Own asset securitised

Securitisation is a tool of funding, liquidity and capital management.  Securitisation gives Westpac the ability to liquefy a pool of assets and increase its wholesale funding capacity.  Westpac may provide arm’s length facilities to the securitisation vehicles.  The facilities entered into typically include the provision of liquidity, funding, underwriting and derivative contracts.

Where Westpac and the Group have continuing involvement with the securitisation vehicle, through on-going exposure to the risks and rewards associated with the assets, the provision of derivatives, liquidity facilities and trust management and operational services, the originated assets remain recognised on the balance sheet for accounting purposes and Westpac consolidates the securitisation vehicles.

Customer funding conduits

The Group arranges funding for certain customer transactions through a securitisation conduit (Waratah Receivables Corporation Limited and other related SPVs) that provides customers with access to funding from commercial paper markets.  Given that Westpac provides liquidity, credit enhancements, foreign exchange facilities and management and operational services, it is deemed to have exposure to the associated risks and rewards and is required to consolidate the vehicles.

Fee income

Westpac receives a market-based fee or margin in return for its services as trust manager, servicer, foreign exchange counterparty and facilities provider.

Notes to the financial statements

Note 32.  Securitisation (continued)

Securitisation risk management

Credit exposure

Where relevant, counterparty exposure arising from funding, liquidity, credit support redraw facilities, foreign exchange and swap arrangements for both own asset securitisation and customer funding conduits are approved within the Group’s normal credit process and are captured and monitored in key source systems along with other facilities and derivatives entered into by Westpac.

Market risk

Exposures arising from transactions with securitisation conduits and other counterparties are captured as part of Westpac’s traded and non-traded market risk reporting and limit management framework.

The interest rate and basis risks generated by Westpac’s provision of hedge arrangements to securitisation vehicles are captured and managed in Westpac’s Asset & Liability Management framework.  The risk generated by Westpac’s provision of liquidity and redraw facilities to own asset vehicles is captured and managed within Treasury’s liquidity management policies (LRM) along with all other contingent liquidity facilities.

Funding and liquidity management

Exposure to and the impact of securitisation transactions are managed under the Market and Liquidity Risk Management Framework and are integrated into routine reporting for capital and liquidity positions, net interest margin analysis, balance sheet forecasting and funding scenario testing.  The annual funding plan incorporates consideration of overall liquidity risk limits and the level of securitisation of Westpac originated assets.  Westpac provided undrawn funding and liquidity facilities to the customer funding conduit of $4.0 billion at 30 September 2008 (30 September 2007 $6 billion).  Similarly undrawn funding and liquidity facilities of $510 million were provided by Westpac (30 September 2007 $313 million) for the securitisation of its own assets.

The table below presents assets securitised by the Group and Westpac:

	Consolidated				Parent Entity
	2008		2007		2008		2007
	Own assets(1)	Customer conduits	Own assets(1)	Customer conduits	Own assets(1)	Customer conduits	Own assets(1)	Customer conduits
	$m	$m	$m	$m	$m	$m	$m	$m
Residential mortgage	4,708	3,200	8,386	3,584	13,900	—	8,106
Auto and equipment finance	—	—	—	41	—	—	—	—
Other assets securitised	—	940	—	2,424	—	—	—	—
Other(2)	203	—	625	—	812	—	481	—
Total	4,911	4,140	9,011	6,049	14,712	—	8,587	—

(1)       The difference between own assets securitised by Westpac and the Group reflects an internal mortgage backed securitisation, which is available for external issuance and qualifies for repurchase with the RBA.

(2)       This reflects cash and accrued income held by the own asset securitisation vehicles, which have not yet been distributed to noteholders.

The table below presents the underlying liabilities of the Group and Westpac as a result of the securitisation of assets:

	Consolidated				Parent Entity
	2008		2007		2008		2007
	Own assets	Customer conduits	Own assets	Customer conduits	Own assets	Customer conduits	Own assets	Customer conduits
	$m	$m	$m	$m	$m	$m	$m	$m
Notes issued	4,921	4,151	8,561	6,022	14,734	—	8,290	—

Certain own asset securitisation and customer funding conduit notes have been issued in foreign currencies and have been translated to AUD using the spot foreign exchange rate on the balance sheet date.  These foreign exchange exposures are fully hedged with foreign exchange derivatives.  Associated derivatives are not presented in the tables above and explain the mismatch between assets securitised and notes issued.

Note 33.  Group segment information

The following segmental information is based on the historical structure of the organisation.  The new structure announced on 17 July 2008 is explained in Section 1 and Section 2 and will be reflected in Westpac’s segment reporting from 31 March 2009.

The basis of segment reporting reflects the management of the business within the Group, rather than the legal structure of the Group.  The business segment results have been presented on a management reporting basis and consequently internal charges and transfer pricing adjustments have been reflected in the performance of each business segment.  Inter-segment pricing is determined on an arms length basis.

Primary reporting – business segments

The business segments are defined by the customers they service and the services they provide.  Business Financial Services is responsible for sales, service and product development for smaller to medium-sized business customers within Australia.  Consumer Financial Services is responsible for sales, service and product development for consumers within Australia.  BT Financial Group Australia designs, produces, provides advice and services wealth management products to consumer and business customers in Australia.  Institutional Banking is responsible for sales, service and product development for corporations and institutional customers either based in, or with interests in, Australia and New Zealand.  New Zealand Retail provides banking and wealth management sales and service to consumer and business customers in New Zealand.  Other includes the results of Business Technology Solutions and Services, Group Treasury, Structured Finance, Pacific Banking and Head Office functions.  The majority of the direct operating expenses of Other are recharged back to the business segments as indicated in the internal charges line within operating expenses.

	Consolidated 2008
	Business	Consumer	BT Financial		New
	Financial	Financial	Group	Institutional	Zealand
	Services	Services	Australia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Revenue from external customers(1)	4,160	12,929	1,104	4,839	4,040	6,207	33,279
Internal revenue	284	119	55	1,436	(181)	(1,713)	—
Total segment revenue	4,444	13,048	1,159	6,275	3,859	4,494	33,279
Interest income	3,479	12,260	16	4,855	3,675	4,796	29,081
Interest expense	(2,616)	(3,460)	(75)	(1,511)	(1,501)	(12,696)	(21,859)
Internal charges(2)	1,241	(5,924)	23	(2,624)	(1,204)	8,488	—
Net interest income	2,104	2,876	(36)	720	970	588	7,222
Net non-interest income	681	669	1,088	(16)	365	1,411	4,198
Internal charges(2)	(125)	(108)	159	1,029	(10)	(945)	—
Total operating income	2,660	3,437	1,211	1,733	1,325	1,054	11,420
Depreciation, amortisation and impairment charges	(33)	(43)	(24)	(28)	(63)	(335)	(526)
Other non-cash expenses	(41)	(75)	(33)	(19)	(3)	(44)	(215)
Other operating expenses	(558)	(1,269)	(529)	(559)	(536)	(1,078)	(4,529)
Internal charges(2)	(281)	(492)	(78)	(96)	17	930	—
Total operating expenses	(913)	(1,879)	(664)	(702)	(585)	(527)	(5,270)
Impairment charges	(198)	(251)	(4)	(244)	(143)	(91)	(931)
Reversals of impairment charges	—	—	—	—	—	—	—
Profit before income tax	1,549	1,307	543	787	597	436	5,219
Income tax expense	(464)	(394)	(150)	(221)	(189)	131	(1,287)
Minority interest	—	—	(4)	—	(3)	(66)	(73)
Net profit attributable to equity holders of Westpac Banking Corporation	1,085	913	389	566	405	501	3,859
Total assets	63,892	158,281	14,724	96,545	39,939	66,167	439,548
Total liabilities	74,878	76,761	12,768	47,623	23,534	184,212	419,776
Acquisition of property, plant and equipment, goodwill and other intangible assets	42	219	37	56	71	250	674

(1)       Revenue from external customers comprised of interest income and non-interest income.

(2)       Internal charges are eliminated on consolidation.

Notes to the financial statements

Note 33. Group segment information (continued)

Changes in the carrying value of goodwill and other intangible assets related to each business segment for the year ended 30 September 2008 are presented in the table below:

	Consolidated 2008
	Business	Consumer	BT Financial		New
	Financial	Financial	Group	Institutional	Zealand
	Services	Services	Australia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	213	392	1,217	110	460	6	2,398
Goodwill acquired during the year	—	131	—	—	—	7	138
Goodwill disposal during the year	—	—	(85)	—	—	—	(85)
Impairment charges	—	—	—	—	(18)	—	(18)
Foreign exchange adjustments/other adjustments	(14)	1	(57)	70	(8)	—	(8)
Balance as at year end	199	524	1,075	180	434	13	2,425
Other intangible assets
Balance as at beginning of the year	—	—	92	—	108	391	591
Other intangibles acquired during the year	42	85	29	46	55	83	340
Other intangible disposed of during the year	—	—	—	—	—	—	—
Other intangible amortisation, impairment, foreign exchange movements/other adjustments	(42)	(49)	(21)	(29)	(79)	(148)	(367)
Balance as at year end	—	36	100	17	84	326	564

	Consolidated 2007
	Business	Consumer	BT Financial		New
	Financial	Financial	Group	Institutional	Zealand
	Services	Services	Australia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Revenue from external customers(1)	3,482	10,512	1,378	4,530	3,170	2,863	25,935
Internal revenue	214	136	(2)	1,414	(27)	(1,735)	—
Total segment revenue	3,696	10,648	1,376	5,944	3,143	1,128	25,935
Interest income	2,811	9,861	4	3,883	2,834	2,682	22,075
Interest expense	(1,929)	(2,596)	1	(1,453)	(1,097)	(8,688)	(15,762)
Internal charges(2)	914	(4,602)	(15)	(1,878)	(834)	6,415	—
Net interest income	1,796	2,663	(10)	552	903	409	6,313
Net non-interest income	671	651	1,374	647	336	181	3,860
Internal charges(2)	(121)	(114)	(129)	331	28	5
Total operating income	2,346	3,200	1,235	1,530	1,267	595	10,173
Depreciation, amortisation and impairment charges	(31)	(45)	(10)	(1)	(53)	(181)	(321)
Other non-cash expenses	(36)	(69)	(28)	(30)	(4)	(51)	(218)
Other operating expenses	(502)	(1,201)	(502)	(485)	(483)	(831)	(4,004)
Internal charges(2)	(271)	(472)	(75)	(140)	(61)	1,019	—
Total operating expenses	(840)	(1,787)	(615)	(656)	(601)	(44)	(4,543)
Impairment charges	(106)	(220)	(3)	(43)	(71)	(39)	(482)
Profit before income tax	1,400	1,193	617	831	595	512	5,148
Income tax expense	(421)	(354)	(176)	(243)	(189)	(247)	(1,630)
Minority interest	—	—	1	—	(3)	(65)	(67)
Net profit attributable to equity holders of Westpac Banking Corporation	979	839	442	588	403	200	3,451
Total assets	54,162	138,387	16,989	79,429	37,618	51,068	377,653
Total liabilities	68,573	62,689	14,312	41,766	21,859	150,623	359,822
Acquisition of property, plant and equipment, goodwill and other intangible assets	51	64	27	39	46	171	398

(1)  Revenue from external customers comprised of interest income and non-interest income.

(2)  Internal charges are eliminated on consolidation.

Note 33. Group segment information (continued)

Changes in the carrying value of goodwill and other intangible assets related to each business segment for the year ended 30 September 2007 are presented in the table below:

	Consolidated 2007
	Business	Consumer	BT Financial		New
	Financial	Financial	Group	Institutional	Zealand
	Services	Services	Australia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	213	392	1,217	110	465	6	2,403
Goodwill acquired during the year	—	—	—	—	—	—	—
Goodwill disposal during the year	—	—	—	—	—	—	—
Foreign exchange adjustments/other adjustments	—	—	—	—	(5)	—	(5)
Balance as at year end	213	392	1,217	110	460	6	2,398
Other intangible assets
Balance as at beginning of the year	—	—	110	3	113	323	549
Other intangibles acquired during the year	—	—	22	37	30	162	251
Other intangible disposed of during the year	—	—	—	—	—	—	—
Other intangible amortisation, impairment, foreign exchange movements/other adjustments	—	—	(40)	(40)	(35)	(94)	(209)
Balance as at year end	—	—	92	—	108	391	591

	Consolidated 2006
	Business	Consumer	BT Financial		New
	Financial	Financial	Group	Institutional	Zealand
	Services	Services	Australia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Revenue from external customers(1)	3,033	8,538	1,164	3,706	2,651	2,574	21,666
Internal revenue	172	125	28	1,192	139	(1,656)	—
Total segment revenue	3,205	8,663	1,192	4,898	2,790	918	21,666
Interest income	2,317	8,148	(1)	2,976	2,293	2,358	18,091
Interest expense	(1,408)	(2,186)	1	(1,290)	(906)	(6,660)	(12,449)
Internal charges(2)	680	(3,521)	16	(1,265)	(524)	4,614	—
Net interest income	1,589	2,441	16	421	863	312	5,642
Net non-interest income	716	390	1,165	738	349	217	3,575
Internal charges(2)	(196)	92	(94)	159	21	18	—
Total operating income	2,109	2,923	1,087	1,318	1,233	547	9,217
Depreciation, amortisation and impairment charges	—	(2)	(26)	(9)	(46)	(209)	(292)
Other non-cash expenses	(31)	(85)	(26)	(17)	(6)	(44)	(209)
Other operating expenses	(458)	(1,118)	(461)	(521)	(492)	(744)	(3,794)
Internal charges(2)	(284)	(519)	(51)	(31)	(56)	941	—
Total operating expenses	(773)	(1,724)	(564)	(578)	(600)	(56)	(4,295)
Impairment charges	(69)	(220)	—	(39)	(29)	(18)	(375)
Profit before income tax	1,267	979	523	701	604	473	4,547
Income tax expense	(382)	(290)	(156)	(202)	(193)	(199)	(1,422)
Minority interest	—	—	—	—	(3)	(51)	(54)
Net profit attributable to equity holders of Westpac Banking Corporation	885	689	367	499	408	223	3,071
Total assets	46,585	123,458	13,748	55,941	33,765	27,977	301,474
Total liabilities	58,479	56,211	14,660	26,117	19,176	110,733	285,376
Acquisition of property, plant and equipment, goodwill and other intangible assets	3	4	43	5	48	342	445

(1)  Revenue from external customers comprised of interest income and non-interest income.

(2)  Internal charges are eliminated on consolidation.

Notes to the financial statements

Note 33. Group segment information (continued)

Changes in the carrying value of goodwill and other intangible assets related to each business segment for the year ended 30 September 2006 are presented in the table below:

	Consolidated 2006
	Business	Consumer	BT Financial		New
	Financial	Financial	Group	Institutional	Zealand
	Services	Services	Australia	Banking	Retail	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	213	392	1,230	110	485	6	2,436
Goodwill acquired during the year	—	—	—	—	—	—	—
Goodwill disposal during the year	—	—	(15)	—	—	—	(15)
Foreign exchange adjustments/other adjustments	—	—	2	—	(20)	—	(18)
Balance as at year end	213	392	1,217	110	465	6	2,403
Other intangible assets
Balance as at beginning of the year	—	—	77	—	97	347	521
Other intangibles acquired during the year	—	—	39	3	43	135	220
Other intangible disposed of during the year	—	—	—	—	—	(10)	(10)
Other intangible amortisation	—	—	(6)	—	(27)	(149)	(182)
Balance as at year end	—	—	110	3	113	323	549

Secondary reporting – Geographic segments

Geographic segmentation of assets, revenue and profit is based on the location of the office in which these items are booked.  Intersegment pricing is determined on an arm’s length basis.

	2008		2007		2006
	$m	%	$m	%	$m	%
Revenue
Australia	28,000	84.1	20,820	80.2	17,496	80.8
New Zealand	4,529	13.6	4,527	17.5	3,477	16.0
Other(1)	750	2.3	588	2.3	693	3.2
Total	33,279	100.0	25,935	100.0	21,666	100.0
Profit before income tax
Australia	4,266	81.7	3,931	76.4	3,320	73.0
New Zealand	567	10.9	931	18.1	914	16.4
Other(1)	386	7.4	286	5.5	313	10.6
Total	5,219	100.0	5,148	100.0	4,547	100.0
Net profit attributable to equity holders of Westpac Banking Corporation
Australia	3,245	84.1	2,631	76.2	2,186	71.2
New Zealand	353	9.1	671	19.4	619	16.0
Other(1)	261	6.8	149	4.4	266	12.8
Total	3,859	100.0	3,451	100.0	3,071	100.0
Total assets
Australia	364,214	82.9	315,303	83.4	248,801	82.4
New Zealand	57,309	13.0	52,187	13.9	44,215	14.8
Other(1)	18,025	4.1	10,163	2.7	8,458	2.8
Total	439,548	100.0	377,653	100.0	301,474	100.0
Acquisition of fixed assets and intangible assets
Australia	353	52.4	339	85.1	379	85.2
New Zealand	71	10.5	46	11.6	65	14.6
Other(1)	250	37.1	13	3.3	1	0.2
Total	674	100.0	398	100.0	445	100.0

(1)  Other includes Pacific Islands, Asia, Americas and Europe.

Note 34.  Auditors’ remuneration

During the financial year, the auditor of the Group and Parent entity, PricewaterhouseCoopers (PwC), and its related practices earned the following remuneration:

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$’000	$’000	$’000	$’000
PwC - Australian firm
Audit and review of financial reports of Westpac Banking Corporation or any entity in the Group	11,859	11,089	11,127	9,935
Other audit-related work	1,218	1,767	1,218	1,212
Total audit and other assurance services	13,077	12,856	12,345	11,147
Taxation	40	25	7	6
Advisory services	737	560	737	531
Total remuneration paid to PwC - Australian firm	13,854	13,441	13,089	11,684

Related practices of PwC
Audit and review of financial reports of Westpac Banking Corporation or any entity in the Group	1,627	1,521	749	263
Other audit-related work	188	118	—	32
Total audit and other assurance services	1,815	1,639	749	295
Taxation	110	142	59	132
Advisory services	70	5	67	5
Total remuneration paid to related practices of PwC	1,995	1,786	875	432
Total remuneration paid to PwC	15,849	15,227	13,964	12,116

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

Audit-related services include consultations regarding accounting standards and reporting requirements and regulatory compliance reviews.

Taxation services include compliance and advisory services.

Advisory services include a review of US transactions for compliance with sanction regulation, and a review and benchmarking of the complaints handling processes.

The external auditor, PricewaterhouseCoopers, also provides audit and non-audit services to non-consolidated entities including non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds.  The fees in respect of their services were approximately $5.0 million in total (2007 $4.9 million, 2006 $4.5 million).  PricewaterhouseCoopers may also provide audit and non-audit services to other entities in which Westpac holds a minority interest, and which are not consolidated.  Westpac is not aware of the amount of any fees paid by those entities.

Notes to the financial statements

Note 35.  Expenditure commitments

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Commitments for capital expenditure not provided for in the financial statements
Payable within one year	47	94	—	4
Payable later than one year but not later than five years	—	39	—	1
Payable after five years	—	—	—	—
Total commitments for capital expenditure not provided for in the financial statements	47	133	—	5
Lease commitments (all leases are classified as operating leases)
Premises and sites	1,528	1,585	1,327	1,392
Furniture and equipment	6	6	3	2
Total lease commitments	1,534	1,591	1,330	1,394
Due within one year	287	267	246	229
Due after one year but not later than five years	712	694	626	599
Due after five years	535	630	457	566
Total lease commitments	1,534	1,591	1,329	1,394
Other expenditure commitments
Payable within one year	436	361	380	307
Payable later than one year but not later than five years	892	929	836	796
Payable after five years	54	450	54	78
Total other expenditure commitments	1,382	1,740	1,270	1,181

As at 30 September 2008, the total future minimum lease payments expected to be received by Group and the Parent Entity from non-cancellable sub-leases were $39 million (2007 $40 million) and $35 million (2007 $38 million) respectively.

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

On 7 March 2003, we executed an agreement to lease 74,000m(2) of office space with Leighton Properties Pty Limited in relation to new premises being developed at the northern end of Darling Harbour near King Street in Sydney, Australia.  Construction of the new premises was completed in 2006.  The project resulted in the consolidation of our existing ten Sydney Central Business District offices into just two primary locations, being Westpac Place and our existing office at 60 Martin Place.  We have signed a 12 year lease on the building with three six year options to extend.  The initial 12 year lease commitment commenced on completion of the licence period in November 2006 and is included in the lease commitment table above.

Service agreements

The maximum contingent liability for termination benefits in respect of service agreements with the Chief Executive Officer and other Group Key Management Personnel at 30 September 2008 was $9.2 million (2007 $9.0 million).

Significant long term contracts

On 1 Jan 2008 Westpac entered into a three year Enterprise Master Services Agreement with HCL Australia Services, for the provision of IT related services.

On 3 November 2006 Westpac entered into a five year Master Relationship agreement with Genpact U.S. LLC for the provision of back office administrative support services.

On 17 September 2006, Westpac renewed its agreement with CSA for a term of five years nine months.  CSA will continue to provide key operational services as well as commercial and operational governance of cash-in-transit providers.

On 3 September 2006, Westpac entered into a three year agreement with Stream Solution (Holdings Pty Ltd) to provide Westpac’s end to end print management services.

Note 35.  Expenditure commitments (continued)

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

On 10 May 2004, Westpac entered into a five year agreement with Keycorp Payment Services for EFTPoS terminals in Australia.  Keycorp assumed responsibility for fleet services (including the provision of support and maintenance) of the EFTPoS terminals as well as all asset management functions.  Keycorp is also responsible for the supply and management of the EFTPoS terminals and the Terminal Operating System and the integration with a new Terminal Application Management system.  Westpac retains control over the merchant base (including contractual terms, fees and direct contact by Keycorp) as well as the decision as to what software applications are to be loaded on the EFTPoS fleet.

On 30 September 2002, Westpac entered into a ten year agreement with FDR Australia Limited to provide a managed service for our cards processing.  This involves managing the application within the Westpac/IBM environment.  FDR assumed responsibility for the Group’s Australasian cards processing in phases from October 2002.  Westpac retains control of its cards sales, credit, collections and customer service functions.

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

Commitments in relation to long term contracts are included in other expenditure commitments above.

Note 36.  Superannuation commitments

Westpac had the following defined benefit plans at 30 September 2008:

Name of Plan	Type	Form of benefit	Date of last actuarial assessment of the funding status
Westpac Staff Superannuation Plan (WSSP)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2006
Westpac New Zealand Superannuation Scheme (WNZS)(1)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2008
Westpac Banking Corporation UK Staff Superannuation Scheme (UKSS)	Defined benefit	Indexed pension and lump sum	30 June 2006
Westpac UK Medical Benefits Scheme	Defined benefit	Medical benefits	5 April 2006

(1)                                 Effective from 1 November 2006, Westpac New Zealand retail bank employees were no longer employed by Westpac Banking Corporation but instead were employed by Westpac New Zealand Limited.

All of the defined benefit sections of the schemes are closed to new members.

Contributions

Funding recommendations are made based on the ‘Attained Age Method,’ a method which impacts the timing of contribution requirements and assumes that the plans will not be discontinued.

The specific contributions for each of the plans are set-out below.

WSSP

Ongoing volatility in capital markets reduced the value of WSSP’s assets during 2008 and resulted in the cessation of Westpac’s contribution holiday, effective from 31 March 2008.  Following the receipt of actuarial advice, from 1 April 2008 to 30 September 2008, Westpac contributed monthly payments at a rate of 11.6% (annualised) of members’ salaries.  During September 2008 Westpac made a lump sum payment to the Plan of $200 million to reduce the funding deficit.  As a consequence of this, Westpac will cease its monthly contributions until further notice from the Plan’s actuaries.  The Plan actuaries will next review the funding requirements in October 2009, or sooner if required.

WNZS

Contributions are made to the WNZS at the rate of 12% of members’ salaries.

UKSS

Contributions are being made at the rate of GBP2.2 million per annum.

Notes to the financial statements

Note 36.  Superannuation commitments (continued)

The table below summarises the calculation of the surplus/(deficit) used to make funding recommendations, based on the guidance in Australian Accounting Standard AAS 25 Financial Reporting by Superannuation Plans:

	Consolidated		Parent Entity
	2008(1)	2007(2)	2008(1)	2007(2)
	$m	$m	$m	$m
Market value of assets	1,979	2,012	1,911	1,915
Present value of accrued benefits	1,767	1,787	1,688	1,692
Surplus/(deficit)	212	225	223	223

(1)	Calculated as at 30 June 2006 (WSSP), 5 April 2006 (UKSS) and 30 June 2008 (WNZS).
(2)	Calculated as at 30 June 2006 (WSSP), 5 April 2006 (UKSS) and 30 June 2007 (WNZS).

Economic assumptions

The economic assumptions applied for the funding calculations differ to assumptions used in the accounting calculations below due to timing differences between valuation dates, discount rate and assumptions linked to expected returns on assets.

	WSSP	WNZS	UKSS
Discount rate	7.8%	5.0%	6.7%
Expected return on plan assets	7.8%	5.0%	6.7%
Expected increase in average salary of plan members	4.0%	3.5%	4.1%

Retirement benefit deficit

The retirement benefit deficit amount reported in the balance sheet, based on the AASB 119 accounting calculations can be reconciled as follows:

	Consolidated			Parent Entity
	2008	2007	2006	2008	2007	2006
	$m	$m	$m	$m	$m	$m
Present value of funded obligations	2,139	2,025	2,132	2,041	1,931	2,132
Fair value of plan assets	1,666	1,909	2,022	1,604	1,825	2,022
Net obligations	(473)	(116)	(110)	(437)	(106)	(110)
Unrecognised actuarial losses/(gains)	378	(158)	(89)	361	(147)	(89)
Net recognised liabilities	(95)	(274)	(199)	(76)	(253)	(199)

Superannuation expense

The amounts recognised in the income statement is as follows:

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Current service cost	42	46	41	45
Interest cost	117	104	113	100
Expected return of fund assets	(153)	(144)	(148)	(139)
Curtailments or settlements(1)	—	(3)	—	—
Net defined benefit superannuation expense	6	3	6	6

(1)	Effective 28 September 2007, Westpac reduced the numbers of employees entitled to the Westpac New Zealand Superannuation Scheme.

Note 36.  Superannuation commitments (continued)

Change in benefit obligation

Change in present value of defined benefit obligation is as follows:

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Benefit obligation at the beginning of the period	2,025	2,132	1,931	2,132
Current service cost	42	46	41	45
Interest cost	117	104	113	100
Curtailments or settlements(1)	—	(16)	—	—
Transfer to subsidary(2)	—	—	—	(114)
Actuarial loss	64	56	56	57
Contributions by members	19	19	19	19
Benefits paid	(122)	(142)	(115)	(135)
Transfer to defined contribution plan(3)	—	(149)	—	(149)
Exchange and other adjustments	(6)	(25)	(4)	(24)
Benefit obligation at the end of the period	2,139	2,025	2,041	1,931

(1)	Effective 28 September 2007, Westpac reduced the numbers of employees entitled to the Westpac New Zealand Superannuation Scheme.

(2)

Effective 1 November 2006, Westpac transferred its retail banking operation in New Zealand to a separate legal entity in the Group, Westpac New Zealand Limited. As part of this it transferred the Westpac New Zealand Superannuation Scheme to Westpac New Zealand Limited.

(3)	Certain benefits under the Westpac Staff Superannuation Plan were transferred to a Defined Contribution Plan during the financial year.

Change in plan assets

Change in fair value of plan assets is as follows:

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Fair value of plan assets at beginning of the year	1,909	2,022	1,825	2,022
Expected returns on plan assets	153	144	148	139
Actuarial losses/(gains)	(473)	125	(454)	124
Actual returns on plan assets	(320)	269	(306)	263
Employer contributions	278	6	277	5
Settlements(1)	—	(14)	—	—
Transfer to subsidary(2)	—	—	—	(99)
Contributions by members	19	19	19	19
Benefits paid	(122)	(142)	(115)	(135)
Contributions to the accumulation plan	(94)	(81)	(94)	(81)
Transfer to defined contribution plan(3)	—	(149)	—	(149)
Exchange and other adjustments	(4)	(21)	(2)	(20)
Fair value of plan assets at end of the year	1,666	1,909	1,604	1,825

(1)	Effective 28 September 2007, Westpac reduced the numbers of employees entitled to the Westpac New Zealand Superannuation Scheme.

(2)

Effective 1 November 2006, Westpac transferred its retail banking operation in New Zealand to a separate legal entity in the Group. As part of this it transferred the Westpac New Zealand Superannuation Scheme to Westpac New Zealand Limited.

(3)	Certain benefits under the Westpac Staff Superannuation Plan were transferred to a Defined Contribution Plan during the financial year.

Funded status of plans

The benefit obligation arises from plans that are wholly unfunded and wholly or partly funded as follows:

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Unfunded obligations(1)	25	25	25	25
Wholly or partly funded obligations	2,114	2,000	2,016	1,906
	2,139	2,025	2,041	1,931

(1)	Unfunded obligations relates to UK medical benefits.

Notes to the financial statements

Note 36.  Superannuation commitments (continued)

Assumptions used in actuarial valuations

	Consolidated and Parent Entity
	2008		2007
	Australian	Overseas	Australian	Overseas
	Fund	Funds	Fund	Funds
Discount rate	5.3%	4.0 - 7.3%	6.2%	4.4 - 5.8%
Expected return on plan assets – active members	7.4%	6.2 - 6.3%	7.8%	6.1 - 6.4%
Expected return on plan assets – pensioners	8.3%	6.2 - 6.3%	8.9%	6.1 - 6.4%
Expected increase in average salary of plan members	4.2%	3.5 - 5.0%	4.2%	3.5 - 4.6%
Rate of increase for pensions	3.2%	2.5 - 3.5%	3.2%	2.5 - 3.1%
Initial health care inflation	n/a	6.0%	n/a	6.0%
Long term health care inflation	n/a	6.0%	n/a	6.0%

In addition to the financial assumptions presented above, the pension mortality assumptions may also have a significant impact on measuring the net obligation.  The average mortality assumptions are age related and allowances are made for future mortality improvements.  The assumptions for our principle fund the WSSP for 2008 are that a 60 year old male pensioner is assumed to have a remaining life expectancy of 29.8 and a 60 year old female pensioner is assumed to have an average life expectancy of 34.1.

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

Experience adjustments

	Consolidated			Parent Entity
	2008	2007	2006	2008	2007	2006
	$m	$m	$m	$m	$m	$m
Experience adjustments on plan assets	(473)	125	134	(454)	124	134
Experience adjustments on plan liabilities	(64)	(56)	(145)	(56)	(57)	(145)

Asset allocation

The actual asset allocation at 30 September was:

	Consolidated and Parent Entity
	2008		2007
	Australian	Overseas	Australian	Overseas
	Fund	Funds	Fund	Funds
Cash	15%	1%	2%	0-2%
Equity instruments	53%	47% - 56%	67%	50 - 55%
Debt instruments	17%	43% - 52%	23%	43 - 50%
Property	8%	—	8%	—
Other assets	7%	—	—	—
	100%	100%	100%	100%

Investments held in Westpac and related entities

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Value of plan assets invested in debt and equity securities	50	117	44	101
Value of plan assets invested in related parties of Westpac	11	—	11	—
Total	61	117	55	101

Note 36.  Superannuation commitments (continued)

Post retirement health care

A one percentage point change in assumed health care trend rates, assuming all other assumptions remain constant would affect current service costs and accumulated benefit obligation by:

	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Post-employment benefit obligation – increase	3	3	3	3
Post-employment benefit obligation – decrease	(2)	(3)	(2)	(3)

Note 37.  Contingent liabilities, contingent assets and credit commitments

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

Off-balance sheet credit-risk related financial instruments are as follows:

	Contract or Notional Amount
	Consolidated		Parent Entity
	2008	2007	2008	2007
	$m	$m	$m	$m
Credit-risk related instruments
Standby letters of credit and financial guarantees(1)	5,167	5,189	5,014	5,063
Trade letters of credit(2)	1,322	2,507	649	1,910
Non-financial guarantees(3)	7,410	6,961	7,175	6,720
Commitments to extend credit:
Residual maturity less than one year	38,738	41,946	33,606	38,023
Residual maturity one year or more	57,206	41,160	51,885	37,062
Other commitments(4)	1,746	1,701	1,594	1,542
Total credit-risk related instruments	111,589	99,464	99,923	90,320

(1)	This included $2.9 billion (2007 $2.5 billion) cash collateralised guarantees.

(2)	Trade letters of credit are secured against an underlying shipment of goods or backed by a confirmatory letter from another bank.

(3)	Non-financial guarantees include other trade related letters of credit and obligations backing the performance of commercial contracts.

(4)	Other commitments include underwriter facilities and commitments with certain drawdowns.

Notes to the financial statements

Note 37.  Contingent liabilities, contingent assets and credit commitments (continued)

	Consolidated
	Less Than	Between 1	Between 3	Over
	1 Year	and 3 Years	and 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
2008
Standby letters of credit and financial guarantees	1,130	1,642	643	1,752	5,167
Trade letters of credit	102	813	—	407	1,322
Non-financial guarantees	837	4,018	348	2,207	7,410
Commitments to extend credit	38,738	19,932	6,210	31,064	95,944
Other commitments	15	14	226	1,491	1,746
Total commercial commitments	40,822	26,419	7,427	36,921	111,589

2007
Standby letters of credit and financial guarantees	1,366	1,169	1,105	1,549	5,188
Trade letters of credit	37	1,525	6	939	2,507
Non-financial guarantees	837	3,785	378	1,962	6,961
Commitments to extend credit	19,065	12,808	5,833	45,401	83,107
Other commitments	264	124	—	1,311	1,699
Total commercial commitments	21,570	19,411	7,321	51,162	99,464

Contingent assets

The credit commitments shown in the above table also constitute assets.  These commitments would be classified as loans and other assets in the balance sheet on the contingent event eventuating.

Additional liabilities and commitments

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2008:

•

$16 million (2007 $17 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act, 1987 and the Workplace Injury Management and Workers’ Compensation Act, 1998 (New South Wales);

•	$8 million (2007 $6 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act, 1985 (Victoria); and

•	$2 million (2007 $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act, 2003 (Queensland).

Adequate provision has been made for these liabilities in the provision for annual leave and other staff benefits (refer to Note 20).

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings.  An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate within the credit litigation provision.

Westpac is one of 20 defendant banks named in proceedings concerning the Bell Group of companies.  The proceedings have been brought by the liquidators of several Bell Group companies and seek to challenge the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s.  A lengthy judgement was delivered on 28 October 2008 in which it has been found that each of the liquidators and the banks have been partially successful.  The ultimate financial impact for Westpac will depend on further analysis of the judgement and on its implications for a range of creditors, including the banks and the actual Court orders, when they are made.

The NZCC’s proceedings against Westpac New Zealand Limited and The Warehouse Financial Services Limited (members of the Westpac Group) are ongoing.  Visa International, Cards NZ Limited, MasterCard International and all New Zealand issuers of Visa and MasterCard credit cards are also defendants.  The proceedings allege that the setting of interchange rates and rules (relating to honour all cards, no surcharge, access and no discrimination) amount to price fixing or alternatively have the effect of substantially lessening competition in the New Zealand market in breach of the Commerce Act 1986.  The proceedings seek to declare the conduct illegal and impose unspecified monetary penalties.

In addition, similar proceedings issued by a number of New Zealand retailers against the same defendants are also ongoing.  These proceedings also seek to declare the conduct illegal and an enquiry into damages.  Damages awarded, if any, would be in addition to any penalties imposed under the Commerce Act 1986 in the event the Commerce Commission is successful in the proceedings described above.  We are considering our position in relation to both proceedings and at this stage do not consider it necessary to raise a provision in relation to this matter.

The NZIRD has reviewed a number of structured finance transactions undertaken in New Zealand.  Following the review, the NZIRD issued amended assessments for the 1999 to 2005 tax years in relation to nine transactions undertaken between 1999 and 2002.  The overall primary tax in dispute is approximately NZ$588 million (A$493 million).  With interest (net of tax) this increases to approximately NZ$882 million (A$739 million), (calculated to 30 September 2008).

Note 37.  Contingent liabilities, contingent assets and credit commitments (continued)

Proceedings disputing all amended assessments have been commenced. Westpac is confident that the tax treatment applied in all cases is correct.  A ruling was sought from the NZIRD on an early transaction in 1999.  Following extensive review by the NZIRD, the ruling was issued in 2001.  The principles underlying that ruling are applicable to, and have been followed in, all other transactions.

There are no further transactions or tax years subject to the review (other than the transaction in relation to which Westpac received the binding ruling).

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

Assets pledged

As part of standard terms of transaction with other banks, the Group has provided collateral to secure liabilities.  The carrying value of financial assets pledged as collateral is:

	2008	2007
	$m	$m
Cash to secure liabilities	2,176	145
Cash deposit on stock borrowed	355	407
Securities and certificates of deposit to secure borrowings	10,728	7,150
Pledged to secure liabilities	13,259	7,702

Collateral received

All collateral received from counterparties to secure liabilities, besides residential mortgages, is received in the form of cash or securities.  Cash collateral held at 30 September 2008 was $10,698 million (2007 $2,233 million).

Parent Entity guarantees and undertakings

Excluded from the consolidated amounts disclosed above are the following guarantees and undertakings extended to entities in the Group by Westpac:

(i)

Guarantees of medium term notes and other debt securities issued by WestpacTrust Securities NZ Limited the proceeds of which are immediately on lent to Westpac. This company is an 100% owned finance subsidiary of Westpac and the guarantee provided by Westpac is in respect of securities issued pursuant to an exemption from registration under the US Securities Act of 1933. As of June 2008, WestpacTrust Securities NZ Limited had repaid all outstanding debt securities and ceased issuing debt securities. Accordingly, Westpac’s liability under its guarantee has ended;

(ii)

Issue of letters of comfort in respect of certain subsidiaries in the normal course of business. The letters recognise that Westpac has a responsibility to ensure that those subsidiaries continue to meet their obligations; and

(iii)	Guarantee of the repayment of loans made by Westpac Bank-PNG-Limited and Westpac Bank Samoa Limited to the extent that they exceed a prescribed limit.

Note 38.  Trust activities

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

The aggregate value of funds at 30 September, managed as part of the BT Financial Group and the Institutional Bank, for each fiduciary activity is shown below:

	2008	2007
	$bn	$bn
Fiduciary activity
Trustee	41.6	46.2
Investment Manager	41.5	47.1

Note 39.  Group entities

The consolidated financial statements as at 30 September 2008 include the following controlled entities:

Name	Country of Incorporation
Westpac Banking Corporation	Australia
1925 Advances Pty Limited(4)	Australia
General Credit Holdings Pty Limited(4)	Australia
General Credits Limited	Australia
G.C.L. Investments Limited	Australia
Acacia Securities Limited	Australia
Australian Loan Processing Security Company Pty Limited	Australia
Australian Loan Processing Security Trust	Australia
Beech Trust	Australia
Bill Acceptance Corporation Limited	Australia
Mortgage Management Limited	Australia
BLE Capital Limited	Australia
BLE Capital Investments Pty Limited	Australia
BLE Development Pty Limited	Australia
BLE Holdings Pty Limited	Australia
BLE Capital (NZ) Limited	New Zealand
Brenmar Holdings Pty Limited	Australia
Castlereagh Trust	Australia
CBA Limited	Australia
Belliston Pty Limited(17)	Australia
Westpac Properties-Vic-Limited	Australia
Westpac Properties-NSW-Pty Limited	Australia
Challenge Limited	Australia
Challenge Pty Limited(4)	Australia
Challenge Funds Management Limited	Australia
Challenge Information Technology Pty Limited	Australia
FAI No. 2 Trust	Australia
Fairlawn Holding Trust	Australia
Gemini Trust	Australia
Hickory Trust	Australia
Jacaranda Trust	Australia
Orion Trust	Australia
Partnership Pacific Limited	Australia
Partnership Pacific Securities Limited	Australia
Phoenix Trust	Australia
RESI Statewide Corporation Pty Limited(4)	Australia
RESI-Statewide Mortgage Corporation Pty Limited(4)	Australia
RMS Warehouse Trust 2007-1(2)	Australia
Series 2002-1G WST Trust	Australia
Series 2005-1G WST Trust	Australia
Series 2006-1D WST Trust	Australia
Series 2007-1G WST Trust	Australia
Series 2007-1M WST Trust(2)	Australia
Sixty Martin Place (Holdings) Pty Limited	Australia
1925 (Commercial) Limited	Australia
1925 (Industrial) Pty Limited(4)	Australia
A.C.N. 001 231 027 Pty Limited	Australia
1925 (Insurance Premium Funding) Pty Limited(4)	Australia
1925 (Properties) Pty Limited(4)	Australia
1925 House Limited	Australia
Athena Finance Pty Limited	Australia
Colmso Pty Limited	Australia
Colmtea Pty Limited	Australia
Sallmoor Pty Limited(3)	Australia
Como Properties Pty Limited	Australia
Comserv (No 3011) Pty Limited	Australia
Enfield Downs Pty Limited	Australia
Halcyon Securities Limited	Australia
Infrastructure Australia (No.1) Limited	Australia
Tasman Funding No.1 Limited	New Zealand
Tasman Funding No.2 Limited	New Zealand
PF No. 2(8)	New Zealand
Westpac NZ Funding Limited	New Zealand
Infrastructure Australia (No.3) Limited	Australia
Infrastructure Australia (No.4) Limited	Australia
Oakjet Pty Limited	Australia
Diversified Security Investments LLC(6), (11)	USA
Segregated Asset Management LLC	USA
Packaging Properties 1 Pty Limited	Australia
Packaging Properties 2 Pty Limited	Australia
Packaging Properties 3 Pty Limited	Australia
Pashley Investments Pty Limited	Australia
Sarnia Pty Limited(12)	Australia
The Swan Trust(12)	Australia
The Exchange Plaza Trust	Australia
Teuton Pty Limited	Australia
Victor Funding Pty Limited	Australia
Victor Finance Pty Limited	Australia
Minami Investments Pty Limited	Australia
Westpac Administration Pty Limited	Australia
Westpac Asian Lending Pty Limited	Australia
Westpac Debt Securities Pty Limited	Australia
Westpac Direct Equity Investments Pty Limited	Australia
Westpac Equipment Finance Limited	Australia
Westpac Equipment Finance (No.1) Pty Limited(13)	Australia
Westpac Group Investments Australia Pty Limited	Australia
Westpac Investment Vehicle Pty Limited	Australia
Westpac Investment Vehicle No.2 Pty Limited(15)	Australia
Westpac Funds Financing HoldCo Pty Limited(2), (7)	Australia
Westpac Funds Financing Pty Limited(2)	Australia
Westpac Cook Cove Trust I(2)	Australia
Westpac Cook Cove Trust II(2)	Australia
Westpac Real Estate Investment Trust I	Australia
Westpac Real Estate Investment Trust II	Australia
Real Estate Investment Trust A	Australia
Real Estate Investment Trust B(2)	Australia
Westpac Residential Property Trust	Australia
First Residential Property Trust	Australia
Westpac Pacific Limited Partnership(2)	Australia
Westpac Resources and Infrastructure Pty Limited	Australia
Westpac Syndications Management Pty Limited	Australia
Westpac Unit Trust	Australia
Sydney Capital Corp Inc	USA
Tasman Pacific Investments Pty Limited	Australia
Tavarua Funding Trust IV	USA
The Mortgage Company Pty Limited	Australia
Waratah Receivables Corp (NZ) Limited	New Zealand
Waratah Receivables Corp Pty Limited	Australia

Note 39.  Group entities (continued)

Name	Country of Incorporation
Waratah Securities Australia Limited	Australia
Westpac Bank-PNG-Limited(6)	Papua New Guinea
Westpac Bank of Tonga(3)	Tonga
Westpac Bank Samoa Limited(6)	Samoa
Westpac Capital Corporation	USA
Westpac Capital Holdings Inc.	USA
Westpac Capital Trust III	USA
Westpac Capital Trust IV	USA
Westpac Delta LLC(2)	USA
Westpac Equity Holdings Pty Limited	Australia
Altitude Administration Pty Limited	Australia
Westpac Altitude Rewards Trust	Australia
Altitude Rewards Pty Limited	Australia
Autodirect Pty Limited	Australia
Pacific Structured Funding Limited	Australia
PersonalDirect Limited	Australia
Qvalent Pty Limited	Australia
RAMS Financial Group Pty Limited(2), (5)	Australia
Westpac Financial Consultants Limited	Australia
Westpac Financial Services Group Limited	Australia
BT Financial Group Pty Limited	Australia
BT Australia Pty Limited	Australia
BT Australia Corporate Services Pty Limited	Australia
BT Finance Pty Limited	Australia
BT Nominees Pty Limited	Australia
Chifley Services Pty Limited	Australia
BT Funds Management Limited	Australia
BT Finance & Investments Pty Limited	Australia
Oniston Pty Limited	Australia
BT Life Limited	Australia
BT Portfolio Services Limited	Australia
Magnitude Group Pty Limited	Australia
BT Financial Group (NZ) Limited	New Zealand
Agri Private Capital Management Limited	New Zealand
BT Funds Management (NZ) Limited	New Zealand
BT Funds Management No.2 Limited	Australia
BT Investment Management No.2 Limited	Australia
Hargrave Investments Pty Limited	Australia
BT Investment Management No.3 Pty Limited	Australia
BT Investment Management Limited(5), (6)	Australia
BT Investment Management (RE) Limited(5)	Australia
Voyager Funds Management Pty Limited(6), (18)	Australia
Westpac Custodian Nominees Limited	Australia
Westpac Financial Services Group-NZ-Limited	New Zealand
Westpac Life-NZ-Limited	New Zealand
Westpac Nominees-NZ-Limited	New Zealand
Westpac Superannuation Nominees-NZ-Limited	New Zealand
Westpac Financial Services Limited	Australia
Westpac Funds Management Limited	Australia
Westpac Funds Management Administration Pty Limited	Australia
Westpac Life Insurance Services Limited	Australia
Westpac Securities Administration Limited	Australia
Westpac General Insurance Services Limited	Australia
Westpac Equity Pty Limited	Australia
A.F.G. Insurances Limited(9)	Australia
Westpac General Insurance Limited	Australia
Westpac Lenders Mortgage Insurance Limited	Australia
Westpac Information Technology Services Pty Limited	Australia
Westpac Private Equity Pty Limited	Australia
Westpac Securities Limited	Australia
Net Nominees Limited	Australia
Westpac Securitisation Management Pty Limited	Australia
Westpac Structured Management Pty Limited	Australia
Westpac Training Services Pty Limited	Australia
Westpac Europe Limited	UK
Westpac Financial Holdings Pty Limited	Australia
BT Securities Limited	Australia
BT (Queensland) Pty Limited	Australia
Westpac Funding Holdings Pty Limited	Australia
Tavarua Funding Trust III	USA
Westpac Institutional Holdings Pty Limited	Australia
Hastings Funds Management Limited	Australia
Australian Infrastructure Fund International 1Pty Limited	Australia
Hastings Forestry Investments Limited	New Zealand
Hastings Forests Australia Pty Limited	Australia
Hastings Funds Management (UK) Limited	UK
Hastings Funds Management (USA) Inc.	USA
Hastings Advisers LLC(2)	USA
Hastings Private Equity Fund IIA Pty Limited	Australia
Hastings Private Equity Fund IIB Pty Limited	Australia
TIF Energy Holdings Pty Limited(2)	Australia
TIF Energy Pty Limited(2)	Australia
TIF International 1 Pty Limited	Australia
Westpac Asset Services Pty Limited(3), (5)	Australia
Westpac Investments U.K. Limited	UK
Codrington S.a.r.l.	Luxembourg
Westpac Leasing Nominees Pty Limited	Australia
Westpac Leasing Nominees-Vic.-Pty Limited	Australia
Westpac Leasing Pty Limited	Australia
Castlereagh Pacific Investments Pty Limited	Australia
Westpac Matching Gifts Limited	Australia
Westpac Overseas Holdings No. 2 Pty Limited	Australia
Westpac New Zealand Group Limited	New Zealand
Westpac New Zealand Limited	New Zealand
Westpac NZ Operations Limited	New Zealand
The Home Mortgage Company Limited	New Zealand
The Warehouse Financial Services Limited(6)	New Zealand
Westpac (NZ) Investments Limited	New Zealand
Westpac Securities NZ Limited	New Zealand
Westpac Overseas Holdings Pty Limited	Australia
A.G.C. (Pacific) Limited	Papua New Guinea
Westpac Americas Inc.	USA
Westpac Investment Capital Corporation	USA
Westpac USA Inc.	USA
Southern Cross Inc.	USA
Westpac Finance (HK) Limited	Hong Kong
WFAL No.1 Loan Trust	Hong Kong
Westpac Group Investment-NZ-Limited	New Zealand
Westpac Holdings-NZ-Limited	New Zealand
Augusta (1962) Limited	New Zealand
TBNZ Limited	New Zealand
TBNZ Capital Limited	New Zealand
TBNZ Developments Limited	New Zealand
TBNZ Investments Limited	New Zealand
TBNZ Equity Limited	New Zealand
TBNZ Investments (UK) Limited	UK

Notes to the financial statements

Note 39.  Group entities (continued)

Name	Country of Incorporation
Westpac Capital-NZ-Limited	New Zealand
Aotearoa Financial Services Limited	New Zealand
Westpac Lease Discounting-NZ-Limited	New Zealand
Westpac Operations Integrated Limited	New Zealand
Westpac Financial Synergy Limited	New Zealand
Westpac Overseas Investments Limited	New Zealand
Westpac Equity Investments NZ Limited	New Zealand
Westpac Finance Limited	New Zealand
WestpacTrust Securities-NZ-Limited(10)	New Zealand
Westpac Securities Inc.	USA
Westpac Singapore Limited	Singapore
Westpac Properties Limited	Australia
Collins Wales Pty Limited	Australia
Westpac Property Investments Pty Limited(14)	Australia
Westpac Securitisation Holdings Pty Limited	Australia
Westpac Structured Products Limited	Australia
Westpac TPS Trust	Australia
Wollemi Trust	Australia
Wollemi Trust 2005 – 1	Australia
WST Funding Trust New Zealand	New Zealand
WST Funding Trust New Zealand - NZ branch	New Zealand
WST Warehouse Trust #1	Australia
WST-NZ Warehouse Trust #1	New Zealand
WST-NZ Series WLIS#6 Trust	New Zealand

Notes

(1)	Controlled entities shown in bold type are owned directly by Westpac Banking Corporation.

(2)	The following controlled entities were incorporated, formed or acquired during the year ended 30 September 2008:
	•	AAHC1 Pty Limited	Incorporated	29 October 2007
	•	Bluewater Funds Management SPC	Acquired	30 June 2008
	•	Hastings Advisers LLC	Acquired	10 April 2008
	•	RAMS Financial Group Pty Limited (formerly known as RAMS Franchising Pty Limited)	Acquired	4 January 2008
	•	Real Estate Investment Trust B	Formed	6 December 2007
	•	RMS Warehouse Trust 2007-1	Acquired	14 November 2007
	•	Series 2007-1M WST Trust	Formed	18 December 2007
	•	TIF Energy Holdings Pty Ltd	Incorporated	14 March 2008
	•	TIF Energy Pty Limited	Incorporated	14 March 2008
	•	Westpac Cook Cove Trust I	Formed	11 March 2008
	•	Westpac Cook Cove Trust II	Formed	11 March 2008
	•	Westpac Delta LLC	Formed	18 June 2008
	•	Westpac Funds Financing Holdco Pty Limited	Incorporated	10 September 2008
	•	Westpac Funds Financing Pty Limited	Incorporated	10 September 2008
	•	Westpac Pacific Limited Partnership	Formed	18 December 2007

(3)	During the financial year, the following companies changed their ownership:
	•	BT Investment Management (RE) Limited		19 October 2007
	•	Sallmoor Pty Limited		30 November 2007
	•	Westpac Asset Services Pty Limited		3 March 2008
In addition, Westpac acquired the remaining 40% in Westpac Bank of Tonga on 14 July 2008.

(4)	The following controlled entities have changed their status to a proprietary company during the financial year ended 30 September 2008:
	•	1925 Advances Limited	1925 Advances Pty Limited	25 October 2007
	•	1925 (Industrial) Limited	1925 (Industrial) Pty Limited	11 October 2007
	•	1925 (Insurance Premium Funding) Limited	1925 (Insurance Premium Funding) Pty Limited	11 October 2007
	•	1925 (Properties) Limited	1925 (Properties) Pty Limited	4 October 2007
	•	Challenge Finance Limited	Challenge Finance Pty Limited	4 October 2007
	•	General Credit Holdings Limited	General Credit Holdings Pty Limited	4 October 2007
	•	RESI Statewide Corporation Limited	RESI Statewide Corporation Pty Limited	4 October 2007
	•	RESI Statewide Mortgage Corporation Limited	RESI Statewide Mortgage Corporation Pty Limited	4 October 2007

(5)	The following controlled entities changed their name during the financial year ended 30 September 2008:
	•	NC1 Limited	BT Investment Management Limited	11 October 2007
	•	NRE1 Limited	BT Investment Management (RE) Limited	11 October 2007
	•	RAMS Franchising Pty Limited	RAMS Financial Group Pty Limited	10 March 2008
	•	Westpac Securitisation Holdings No.2 Pty Limited	Westpac Asset Services Pty Limited	29 February 2008

(6)	All entities listed in this note are wholly owned controlled entities except the following:

	Percentage Owned
	2008	2007
BT Investment Management Limited	60.0%	100.0%
Diversified Security Investments LLC	99.9%	99.9%
The Warehouse Financial Services Limited	51.0%	51.0%
Voyager Funds Management Pty Limited (in voluntary liquidation)	50.0%	50.0%
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac Bank Samoa Limited	93.5%	93.5%

(7)	50.0% of the equity in Westpac Funds Financing HoldCo Pty Limited is owned by Westpac Investment Vehicle Pty Ltd. The remaining 50.0% is owned by Westpac Investment Vehicle No.2 Pty Ltd.

(8)	50.0% of the equity in PF No. 2 is owned by Tasman Funding No. 1 Limited. The remaining 50.0% is owned by Tasman Funding No. 2 Limited.

(9)	A.F.G. Insurances Limited is under voluntary administration.

Note 39.  Group entities (continued)

(10)

Overseas companies predominantly carry on business in the country of incorporation, except for Westpac Securities NZ Limited, which predominantly operates through its London Branch. For unincorporated entities, ‘Country of Incorporation’ refers to the country where business is carried on. The financial years of all controlled entities are the same as that of Westpac.

(11)	24.9% of the equity in Diversified Security Investments LLC is held directly by Enfield Downs Pty Limited. 75.0% of the equity is held directly by Oakjet Pty Limited.

(12)	50.0% of the equity in Sarnia Pty Limited and The Swan Trust is held directly by Sixty Martin Place (Holdings) Pty Limited. The other 50.0% interests are held directly by Westpac.

(13)	5.0% of the equity in Westpac Equipment Finance (No.1) Pty Limited is held directly by Teuton Pty Limited.

(14)	Less than 1.0% of equity in Westpac Property Investments Pty Limited is held directly by Westpac Properties Limited.

(15)	0.1% of the equity in Westpac Investment Vehicle No. 2 Pty Limited is held directly by Westpac Holdings-NZ-Limited.

(16)	The following unit trusts have been consolidated where ownership has exceeded 50.0%. These unit trusts have a balance date of 30 June.

	Percentage Owned
	2008	2007
BT Enhanced Fixed Interest Sector Trust	100.0%	100.0%
BT Ethical Share Fund	82.6%	~
BT Institutional Conservative Growth PST	100.0%	100.0%
BT Institutional Enhanced Australian Shares Fund	100.0%	100.0%
BT Institutional Enhanced Fixed Interest Fund	90.4%	89.5%
BT Institutional Enhanced Global Fixed Interest Fund	62.9%	60.7%
BT Institutional Enhanced Property Securities Fund	76.6%	72.2%
BT Institutional Global Share Fund	97.8%	98.1%
BT Institutional Stable Growth PST	100.0%	100.0%
BT Wholesale Active Balanced Fund	50.8%	~
BT Wholesale Focus Australian Share Fund	~	78.6%
Multi-Manager Balanced Fund	56.0%	56.4%

~ Not consolidated for the respective financial year.

(17)	54.1% of the equity of Belliston Pty Limited is held directly by CBA Limited. 45.9% of the equity is held directly by Westpac Equity Holdings Pty Limited.

(18)	Voyager Funds Management Pty Limited was placed in liquidation on the 13 February 2008.

(19)	The following controlled entities were disposed of or deregistered during the financial year:

	•	AAHC1 Pty Limited	Sold	5 November 2007
	•	Bluewater Funds Management SPC	Compulsory redemption of shares	18 September 2008
	•	Hume Funding Pty Limited	Deregistered	16 January 2008
	•	Utilities of Australia International Pty Limited	Sold	18 December 2007
	•	Victor Investments Pty Limited	Deregistered	2 July 2008
	•	Westpac Alpha Pty Limited	Deregistered	9 July 2008
	•	Westpac Essential Services Trust and its controlled entities	Controlling interest sold	17 January 2008
	•	Westpac First Trust	Deregistered	8 June 2008
	•	Westpac Second Trust	Deregistered	20 July 2008

Notes to the financial statements

Note 40.  Other group investments

The Group had a significant non-controlling shareholding in the following entities as at 30 September 2008:

	Country where	Beneficial	Carrying
	Business is	Interest	Amount
	Carried on	%	$m	Nature of Business
Angusknight Pty Limited	Australia	27.8	6	Employment and training
Boyd Cook Cove Unit Trust	Australia	50.0	50	Investment company
Cardlink Services Limited	Australia	16.7	1	Card clearing system
Cards NZ Limited	New Zealand	15.4	—	Credit card provider
Cash Services Australia Pty Limited	Australia	25.0	1	Cash logistics
Cook Cove Pty Limited	Australia	50.0	—	Investment company
Cook Cove Investment Pty Limited	Australia	50.0	—	Investment company
Cook Cove Investment Trust	Australia	50.0	—	Investment company
CV Services Group Pty Limited	Australia	26.9	5	Electrical services contractor
Electronic Transaction Services Limited	New Zealand	25.0	—	Credit card processing
Franklyn Scholar Pty Limited	Australia	20.0	1	Vocational education and training
Isomer Structured Investment Vehicle I	Australia	20.0	1	Investment company
Ivaness Pty Limited (in voluntary liquidation)	Australia	50.0	—	Corporate trustee
Mondex Australia Pty Limited	Australia	25.0	—	Smart card operations
Mondex New Zealand Limited	New Zealand	20.0	—	Smart card operations
Quadrant Capital Fund	Australia	50.0	1	Investment company
Quadrant Capital Fund No. 2	Australia	26.7	6	Investment company
ResCo Services Pty Limited	Australia	28.0	5	Services to mining
Rhodes Contracting Pty Limited	Australia	17.2	15	Services to mining
Ronin Consolidated Holdings Pty Limited (in voluntary liquidation)	Australia	25.0	—	Property funds management
St Hilliers Enhanced Property Fund No.1	Australia	19.9	3	Property funds management
St Hilliers Enhanced Property Fund No.2	Australia	15.0	3	Property funds management
Sydney Harbour Bridge Holdings Pty Limited	Australia	49.0	—	Intellectual property
Vipro Pty Limited	Australia	33.3	—	Voucher processing
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0	—	Corporate trustee
Westpac Staff Superannuation Plan Pty Limited	Australia	50.0	—	Corporate trustee
Westpac Essential Service Trust I and II and their controlled and non-controlled entities	Australia	36.8	25	Asset management

During the 2008 financial year the Group acquired a non-controlling interest in the following entities:

•                  27.8% interest in Angusknight Pty Limited;

•                  50.0% interest in Boyd Cook Cove Unit Trust;

•                  50.0% interest in Cook Cove Pty Limited;

•                  50.0% interest in Cook Cove Investment Pty Limited;

•                  50.0% interest in Cook Cove Investment Trust;

•                  26.9% interest in CV Services Pty Limited;

•                  20.0% interest in Franklyn Scholar Pty Limited; and

•                  17.2% interest in Rhodes Contracting Pty Limited

During the 2008 financial year the Group acquired a controlling interest in Bluewater Funds Management SPC.  The Group was previously a significant non-controlling shareholder in this entity.

During the 2008 financial year the Group’s interests in the following investments ceased to be significant:

•                  16.7% interest in REGNAN-Governance Research and Engagement Pty Limited ceased to be significant; and

•                  29.4% interest in Westpac Diversified Property Fund ceased to be significant.

In terms of the contribution to the results of the Group, the above investments are not material either individually or in aggregate.

Note 40.  Other group investments (continued)

During the 2008 financial year the Group reduced its controlling interests in Westpac Essential Service Trust I and II and their controlled entities (WEST) from 100% to 36.8%.  The Group also reduced its beneficial investments in the following non-controlled entities of WEST:

•                  Airport Link Holdings Pty Limited;

•                  Airport Link Unit Trust;

•                  ALU Holdings Pty Limited; and

•                  Bonnyrigg Partnerships Nominee Pty Limited.

These are now included as non-controlled entities of WEST in the table above.

Note 41.  Related party disclosures

Directors’ interests in contracts

As required by the Corporations Act, some Directors have given notice that they hold office in specified companies and as such are to be regarded as having an interest in any contract or proposed contract which may be made between Westpac and those companies.

All other transactions with Directors, Director-related entities and other related parties are conducted on an arm’s length basis in the normal course of business and on commercial terms and conditions.  These transactions were trivial or domestic in nature and principally involve the provision of financial and investment services.

Ultimate parent

Westpac Banking Corporation is the ultimate parent company of the Group.

Subsidiaries

Transactions between Westpac and its subsidiaries during the 2008 financial year have included the provision of a wide range of banking and other financial facilities, some of which have been on commercial terms and conditions, others have been on terms and conditions which represented a concession to the subsidiaries.  Details of amounts paid to or received from related parties, in the form of dividends or interest, are set out in Notes 2 and 3.

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

Note 42.  Director and other key management personnel disclosures

Directors of Westpac during the financial year ended 30 September 2008 were:

Ted Evans	Chairman

Gail Kelly	Managing Director and CEO from 1 February 2008

David Morgan	Managing Director and CEO retired 31 January 2008

Elizabeth Bryan

Gordon Cairns

David Crawford	Retired on 13 December 2007

Carolyn Hewson

Lindsay Maxsted	Director since 1 March 2008

Peter Wilson

Notes to the financial statements

Note 42.  Director and other key management personnel disclosures (continued)

Other key management personnel with the greatest authority for strategic direction and management during the year ended 30 September 2008 were:

Ilana Atlas	Group Executive, People and Performance

Andrew Carriline	Acting Chief Risk Officer

Philip Chronican	Group Executive, Westpac Institutional Bank

Peter Clare	Group Executive, Product and Operations (from 27 March 2008)

Philip Coffey	Chief Financial Officer

Rob Coombe	Chief Executive Officer, BT Financial Group

Brad Cooper	Group Executive, New Zealand (until 8 June 2008) Group Chief Transformation Officer (from 9 June 2008)

Peter Hanlon	Group Executive, Retail and Business Banking

Bob McKinnon	Group Executive, Technology (from 18 August 2008)

Bruce McLachlan	Acting Chief Executive Officer, New Zealand (from 9 June 2008)

Michael Pratt	Group Executive, Consumer Financial Services (until 31 January 2008)

Diane Sias	Group Executive, Business and Technology Solutions and Services (until 30 September 2008)

Rob Whitfield	Group Executive (rejoined from 17 January 2008)

All other key management personnel were employed by Westpac Banking Corporation during the year ended 30 September 2008 except for Brad Cooper (from 1 October 2007 until 8 June 2008) and Bruce McLachlan who were employed by Westpac New Zealand Limited.

Total compensation of all key management personnel, including Non-executive Directors, CEO and other key management personnel:

	Short Term Benefits	Post Employment Benefits	Share-based Payments	Total
	$	$	$	$
Parent Entity
2008	31,767,183	1,299,073	15,989,235	49,055,491
2007	25,086,396	2,455,400	12,023,962	39,565,758

Consolidated Entity
2008	33,696,270	1,397,228	16,322,465	51,415,963
2007	29,178,709	2,680,443	13,026,530	44,885,682

Detailed remuneration disclosures of Non-executive Directors, CEOs and other key management personnel are in the remuneration report.

Note 42.  Director and other key management personnel disclosures (continued)

Options and share rights holdings

The following table sets out details of performance options and performance share rights held by the CEO and other key management personnel for the year ended 30 September 2008:

	Type of Equity-Based Instrument	Number Held at Start of Year	Number Granted During the Year as Remuneration	Number Exercised During the Year	Number Lapsed During the Year	Number Held at End of Year	Number Vested and Exercisable at End of Year

Gail Kelly
	Performance option	—	364,431	—	—	364,431	—
	Performance share right	—	82,290	—	—	82,290	—

David Morgan
	Performance option	2,020,167	—	—	99,820	—	—
	Performance share right	617,667	—	187,480	30,520	—	—

Ilana Atlas
	Performance option	521,854	76,691	—	55,836	542,709	225,254
	Performance share right	129,654	—	—	21,074	108,580	87,240

Andrew Carriline
	Performance option	181,704	27,568	—	18,792	190,480	84,040
	Performance share right	44,853	—	—	6,636	38,217	29,471

Philip Chronican
	Performance option	1,121,253	218,045	—	108,071	1,231,227	436,241
	Performance share right	276,348	—	182,195	43,703	50,450	—

Philip Coffey
	Performance option	895,889	114,786	—	84,030	926,645	462,959
	Performance share right	191,174	—	—	31,182	159,992	127,980

Rob Coombe
	Performance option	490,493	118,796	—	36,121	573,168	185,336
	Performance share right	144,086		—	15,450	128,636	100,123

Brad Cooper
	Performance option	—	104,761	—	—	104,761	—
	Performance share right	—	—	—	—	—	—
	Share right	22,045	—	—	—	22,045	—

Peter Hanlon
	Performance option	403,235	68,922	—	47,723	424,434	199,752
	Performance share right	101,311	—	72,378	17,109	11,824	—

Bob McKinnon
	Performance option	—	—	—	—	—	—
	Performance share right	—	—	—	—	—	—

Bruce Mclachlan
	Performance option	126,342	18,606	—	13,182	131,766	49,580
	Performance share right	41,273	3,397	—	5,381	39,289	24,664

Michael Pratt
	Performance option	1,153,054	25,062	486,536	691,580	—	—
	Performance share right	285,791	—	190,891	94,900	—	—

Diane Sias
	Performance option	—	93,984	—	69,288	—	—
	Performance share right	—	—	—	—	—	—

Rob Whitfield
	Performance option	446,288	93,984	—	40,766	499,506	156,232
	Performance share right	109,048	—	24,658	16,452	67,938	41,699

Notes to the financial statements

Note 42.  Director and other key management personnel disclosures (continued)

The following table sets out details of performance options and performance share rights held by the CEO and other key management personnel for the year ended 30 September 2007:

	Type of Equity-Based Instrument	Number Held at Start of Year	Number Granted During the Year as Remuneration	Number Exercised During the Year	Number Lapsed During the Year	Number Held at End of Year	Number Vested and Exercisable at End of Year
David Morgan
	Performance option	2,139,000	594,167	—	713,000	2,020,167	—
	Performance share right	654,000	181,667	—	218,000	617,667	—

Ilana Atlas
	Performance option	851,720	99,711	429,577	—	521,854	—
	Performance share right	127,258	21,340	18,944	—	129,654	—

Andrew Carriline
	Performance option	204,025	40,865	63,186	—	181,704	—
	Performance share right	36,107	8,746	—	—	44,853	—

Philip Chronican
	Performance option	1,049,224	235,710	163,681	—	1,121,253	—
	Performance share right	225,898	50,450	—	—	276,348	—

Philip Coffey
	Performance option	922,386	149,567	176,064	—	895,889	127,308
	Performance share right	159,162	32,012	—	—	191,174	—

Rob Coombe
	Performance option	452,273	133,220	95,000	—	490,493	26,246
	Performance share right	115,573	28,513	—	—	144,086	31,839

Michael Coomer
	Performance option	728,420	187,980	—	593,599	—	—
	Performance share right	156,538	40,234	—	150,337	—	—

Brad Cooper
	Share right	—	22,045	—	—	22,045	—

Peter Hanlon
	Performance option	347,986	55,249	—	—	403,235	—
	Performance share right	89,487	11,824	—	—	101,311	—

Michael Pratt
	Performance option	924,209	228,845	—	—	1,153,054	—
	Performance share right	236,811	48,980	—	—	285,791	—

Ann Sherry
	Performance option	555,762	140,576	—	672,483	—	—
	Performance share right	142,392	30,088	—	163,914	—	—

Rob Whitfield
	Performance option	323,692	122,596	—	—	446,288	—
	Performance share right	82,809	26,239	—	—	109,048	—

Note 42.  Director and other key management personnel disclosures (continued)

Shareholdings

The following table sets out details of Westpac ordinary shares held by the Non-executive Directors during the year ended 30 September 2008:

	Notes	Number Held at Start of Year	Other Changes During the Year	Number Held at End of Year	Non- Beneficially at Start of Year	Non- Beneficially at End of Year
Ted Evans
2008		9,506	4,269	13,775	—	—
2007		7,777	1,729	9,506	—	—

Elizabeth Bryan
2008		1,677	8,781	10,458	—	—
2007		—	1,677	1,677	—	—

Leon Davis
2008		—	—	—	—	—
2007	1,2	57,435	8,508	—	84,608	—

Gordon Cairns
2008		8,506	—	8,506	—	—
2007		8,506	—	8,506	—	—

David Crawford
2008		20,299	4,571	—	—	—
2007		15,532	4,767	20,299	—	—

Carolyn Hewson
2008		10,874	2,574	13,448	—	—
2007		9,075	1,799	10,874	—	—

Helen Lynch
2008		—	—	—	—	—
2007	1,2	25,109	661	—	84,603	—

Lindsay Maxsted
2008		—	1,636	1,636	—	—
2007		—	—	—	—	—

Peter Wilson
2008		11,360	643	12,003	—	—
2007		10,822	538	11,360	—	—

(1)	These Directors had relevant interests (non-beneficial) in shares and shares subject to warrants, held beneficially by a staff/community related fund of which those Directors were trustees.
(2)	The above information relates to the period that these Directors were Directors of Westpac during the year.

Notes to the financial statements

Note 42.  Director and other key management personnel disclosures (continued)

The following table sets out details of Westpac ordinary shares held by the CEO and other key management personnel for the year ended 30 September 2008:

	Total Number Held at Start of Year	Restricted Shares Granted as Compensation	Number Received on Exercise of Equity Instruments	Other Changes During the Year	Restricted Shares Held at End of Year	Total Number Held at End of Year(1)
Gail Kelly
2008	—	277,639	—	—	277,639	277,639
2007	—	—	—	—	—	—

David Morgan
2008	1,158,186	—	—	—	—	—
2007	1,958,186	—	—	(800,000)	—	1,158,186

Ilana Atlas(2)
2008	462,257	11,506	—	(274,223)	11,506	199,540
2007	13,089	—	448,521	647	—	462,257

Andrew Carriline
2008	14,855	6,392	—	—	6,392	21,247
2007	14,855	—	63,186	(63,186)	—	14,855

Philip Chronican
2008	623,681	22,022	182,195	(123,681)	22,022	704,217
2007	460,000	—	163,681	—	—	623,681

Peter Clare
2008	—	—	—	—	—	—
2007	—	—	—	—	—	—

Philip Coffey
2008	283,622	15,140	—	(73,341)	15,140	225,421
2007	222,285	—	176,064	(114,727)	—	283,622

Rob Coombe
2008	158,041	21,926	—	—	21,926	179,967
2007	37,493	—	95,000	25,548	—	158,041

Brad Cooper
2008	—	—	—	—	—	—
2007	—	—	—	—	—	—

Peter Hanlon	—		—	—		—
2008	27,361	8,791	72,378	(72,064)	8,791	36,466
2007	28,758	—	—	(1,397)	—	27,361

Bob McKinnon
2008	—	—	—	—	—	—
2007	—	—	—	—	—	—

Bruce McLachlan
2008	67	—	—	—	—	67
2007	—	—	—	—	—	—

Michael Pratt
2008	11,529	18,204	—	—	—	—
2007	9,708	—	—	1,821	—	11,529

Ann Sherry(3)
2008	—	—	—	—	—	—
2007	286,025	—	—	—	—	—

Diane Sias
2008	—	—	—	95,984	—	95,984
2007	—		—	—		—

Rob Whitfield(3)
2008	269,225	11,471	24,658	—	11,471	305,354
2007	269,225	—	—	—	—	269,225

(1)	The highest number of shares held by an individual in the above tables is 0.06% of total Westpac ordinary shares outstanding at 30 September 2007.
(2)	Ilana Atlas held 2,000 shares non-beneficially at the year end (2007 2,000).
(3)	The above information relates to the period that these executives were other key management personnel during the year.

Note 42.  Director and other key management personnel disclosures (continued)

The following table sets out the details of the options and performance share rights held at 30 September 2008 by the CEO and other key management personnel:

	Number of	Number of	Exercise Price	Latest Date
	Options	Share Rights	of Options	for Exercise
Gail Kelly	364,431	82,290	$25.89	1 Feb 2018

Ilana Atlas	101,648	28,173	$16.34	21 Jan 2014
	123,606	31,617	$18.98	20 Jan 2015
	141,053	27,450	$20.53	20 Dec 2015
	99,711	21,340	$23.98	15 Dec 2016
	76,691	—	$30.10	17 Dec 2017

Andrew Carriline	27,106	7,512	$16.34	21 Jan 2014
	56,934	14,563	$18.98	20 Jan 2015
	38,007	7,396	$20.53	20 Dec 2015
	40,865	8,746	$23.98	15 Dec 2016
	27,568	—	$30.10	17 Dec 2017

Philip Chronican	196,520	—	$16.34	21 Jan 2014
	239,721	—	$18.98	20 Jan 2015
	341,231	—	$20.53	20 Dec 2015
	235,710	50,450	$23.98	15 Dec 2016
	218,045	—	$30.10	17 Dec 2017

Peter Clare	—	—	—	—

Philip Coffey	127,308	—	$13.59	20 Jan 2013
	155,860	43,198	$16.34	21 Jan 2014
	179,791	45,989	$18.98	20 Jan 2015
	199,333	38,793	$20.53	20 Dec 2015
	149,567	32,012	$23.98	15 Dec 2016
	114,786	—	$30.10	17 Dec 2017

Rob Coombe	26,246	31,839	$13.59	20 Jan 2013
	54,212	15,025	$16.34	21 Jan 2014
	104,878	26,827	$18.98	20 Jan 2015
	135,816	26,432	$20.53	20 Dec 2015
	133,220	28,513	$23.98	15 Dec 2016
	118,796	—	$30.10	17 Dec 2017

Brad Cooper	—	22,045	—	1 May 2017
	104,761	—	$30.10	17 Dec 2017

Peter Hanlon	80,641	—	$16.34	21 Jan 2014
	119,111	—	$18.98	20 Jan 2015
	100,511	—	$20.53	20 Dec 2015
	55,249	11,824	$23.98	15 Dec 2016
	68,922	—	$30.10	17 Dec 2017

Bob McKinnon	—	—	—	—

Bruce McLachlan	—	3,185	—	20 Jan 2013
	27,106	7,512	$16.34	21 Jan 2014
	22,474	5,748	$18.98	20 Jan 2015
	42,231	8,219	$20.53	20 Dec 2015
	21,349	4,568	$23.98	15 Dec 2016
	—	6,660	—	3 Sep 2017
	18,606	3,397	$30.10	17 Dec 2017

Peter Hanlon	81,319	22,537	$16.34	21 Jan 2014
	74,913	19,162	$18.98	20 Jan 2015
	126,694	—	$20.53	20 Dec 2015
	122,596	26,239	$23.98	15 Dec 2016
	93,984	—	$30.10	17 Dec 2017

Notes to the financial statements

Note 42.  Director and other key management personnel disclosures (continued)

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

Details of loans to Directors and other key management personnel (including their related parties) of the Westpac Group are:

2008

	Balance at Start of Year	Interest Paid and Payable for the Year	Interest Not Charged	Balance at End of Year	Number in Group at
	$	$	$	$	End of Year
Directors	146,182	154,698	—	1,665,705	2
Other key management personnel	6,837,676	473,399	—	5,798,120	6
	6,983,858	628,097	—	7,463,825	8

Individuals with loans above $100,000 during the financial year:

	Balance at Start of Year	Interest Paid and Payable for the Year	Interest Not Charged	Balance at End of Year	Highest Indebtedness During the Year
	$	$	$	$	$
Directors
Ted Evans	140,532	8,724	—	165,705	245,880
Lindsay Maxsted	—	145,400	—	1,500,000	1,904,000

Other key management personnel
Andrew Carriline	296,220	27,008	—	319,152	1,009,366
Philip Chronican	—	709	—	—	350,000
Philip Coffey	250,000	23,369	—	607,474	609,325
Brad Cooper	4,038,585	258,261	—	3,350,000	4,038,585
Peter Hanlon	886,898	53,764	—	139,806	1,201,654
Michael Pratt	208,138	5,108	—	—	208,138
Diane Sias	367,772	43,415	—	602,863	644,493
Rob Whitfield	787,943	61,534	—	778,825	787,943

Note 42.  Director and other key management personnel disclosures (continued)

Details of loans to Directors and other key management personnel (including their related parties) of the Westpac Group are:

2007

	Balance at Start of Year	Interest Paid and Payable for the Year	Interest Not Charged	Balance at End of Year	Number in Group at
	$	$	$	$	End of Year
Directors	601,062	21,652	—	146,182	2
Other key management personnel	2,889,806	450,128	—	6,047,613	6
	3,490,868	471,780	—	6,193,795	8

Individuals with loans above $100,000 during the financial year:

	Balance at Start of Year	Interest Paid and Payable for the Year	Interest Not Charged	Balance at End of Year	Highest Indebtedness During the Year
	$	$	$	$	$
Directors
Ted Evans	244,662	15,658	—	140,532	253,345
Helen Lynch	350,000	5,341	—	—	350,000

Other key management personnel
Andrew Carriline	—	80,159	—	296,220	1,355,500
Philip Chronican	111,481	3,432	—	—	217,907
Philip Coffey	250,000	18,708	—	250,000	250,000
Brad Cooper	—	84,411	—	4,038,585	4,290,000
Peter Hanlon	—	59,627	—	886,898	890,898
Michael Pratt	203,241	15,358	—	208,138	208,138
Ann Sherry	610,637	27,440	—	—	610,637
Diane Sias	—	34,232	—	367,772	649,769
Rob Whitfield	1,714,448	126,761	—	—	1,714,448

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

The total annual contributions received in respect of Infrastructure Notes for the year ended 30 September 2008 was $1,306,332 (2007 $501,670).  The contributions were made by Elizabeth Bryan, Philip Coffey, Rob Coombe and Rob Whitfield.

Notes to the financial statements

Note 43.  Notes to the cash flow statements

Cash and balances with central banks

	Consolidated			Parent Entity
	2008	2007	2006	2008	2007
	$m	$m	$m	$m	$m
Cash on hand	3,906	1,341	2,444	3,599	1,745
Balance with central banks	903	902	688	903	884
Total cash and balances with central banks	4,809	2,243	3,132	4,502	2,629

Cash and cash equivalents

Reconciliation of net cash (used in)/provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation.

	Consolidated			Parent Entity
	2008	2007	2006	2008	2007
	$m	$m	$m	$m	$m
Reconciliation of net cash (used in)/provided by operating activities to net profit
Net profit	3,932	3,518	3,125	3,644	2,864
Adjustments:	—	—
Depreciation and amortisation	328	311	280	277	271
Increase/(decrease) in sundry provisions and other non-cash items	(32)	1	58	(96)	64
Impairment charges	963	504	350	806	426
Decrease in derivative financial instruments	(6,214)	(5,591)	(2,488)	(5,377)	(5,704)
(Increase)/decrease in trading assets	(17,997)	(5,735)	(3,268)	(17,825)	(5,389)
Increase/(decrease) in trading liabilities	8,470	5,562	(360)	8,395	5,416
(Increase)/decrease in accrued interest receivable	(280)	(174)	(90)	(248)	(49)
Increase in accrued interest payable	470	269	37	526	49
Increase/(decrease) in current and deferred tax	(367)	60	25	(337)	(262)
Net cash (used in)/provided by operating activities	(10,727)	(1,275)	(2,331)	(10,234)	(2,314)
Details of assets and liabilities of controlled entities and businesses disposed
Cash at bank	12	—	—	—	(106)
Loans	—	—	—	—	(31,774)
Fixed assets	—	—	—	—	(20)
Other assets	208	—	18	—	(692)
Deposits	—	—	—	—	23,810
Other liabilities	(155)	—	—	—	8,782
Net assets of entities and businesses disposed	65	—	18	—	—
Liabilities assumed on disposal	—	—	30	—	—
Gain on disposal	17	—	72	—	—
Cash consideration (net of sale costs)	82	—	120	—	—
Less: cash deconsolidated	(12)	—	—	—	(106)
Cash consideration (net of sale costs and cash held)	70	—	120	—	(106)
Details of assets and liabilities of controlled entities and businesses acquired:
Loans	20	—	—	—	—
Net deferred tax assets	22	—	—	—	—
Fixed Assets	—	—	—	—	—
Identifiable intangible assets	38	—	—	—	—
Other assets	—	—	—	—	—
Provisions	(74)	—	—	—	—
Net assets of entities and businesses acquired	6	—	—	—	—
Goodwill	131	—	—	—	—
Cash consideration (net of sale costs)	137	—	—	—	—
Less: cash deconsolidated	—	—	—	—	—
Cash consideration (net cash acquired)	137	—	—	—	—

Note 43.  Notes to the cash flow statements (continued)

Business acquired

On 4 January 2008, the Group acquired 100% of the share capital of RAMS Franchising Pty. Limited., a franchise distribution business offering mortgage origination services.

Business disposed

During the 2007 financial year, Westpac disposed of its New Zealand retail banking operation to a subsidiary entity in the Group, Westpac New Zealand Limited.

During the 2008 financial year Westpac disposed of operations that were warehoused as part of its specialised capital group.

Equity transactions

Shares issued under the dividend reinvestment plan amounted to $704 million in the year ended 30 September 2008 (2007 $635 million, 2006 $349 million).

Note 44.  Subsequent Events

Proposed merger with St.George Bank Limited

On 23 October 2008 the Australian Federal Treasurer announced his approval of the proposed merger of Westpac and St.George Bank Limited (St.George).  The merger is still subject to a vote by the shareholders of St.George, which is scheduled to occur on 13 November 2008, and subsequent Federal Court approval.  The merger is also subject to the satisfaction of other conditions under the amended and restated merger implementation agreement between Westpac and St. George dated 8 September 2008.

Bell Group of companies

A lengthy judgement was delivered on 28 October 2008 in relation to the proceedings concerning the Bell Group of companies, in which it has been found that each of the liquidators and the banks have been partially successful.  The ultimate financial impact for Westpac will depend on further analysis of the judgement and on its implications for a range of creditors, including the banks and the actual Court orders, when they are made.    Refer to Note 37 “Contingent liabilities, contingent assets and credit commitments’ for details of the proceedings.

Government guarantee schemes in Australia and New Zealand

The Australian Government announced on 12 October 2008 that it will guarantee the deposits in eligible Australian ADIs (including Westpac) for a period of three years from 12 October 2008.  The deposit guarantee applies to deposits held in eligible ADIs (including foreign branches of eligible ADIs) by all types of legal entities, regardless of where the depositor resides.  It will apply to deposits held in any currency.

For deposits of or under $1 million, the deposit guarantee will be free.  From 28 November 2008, for deposits over $1 million, the first $1 million would be guaranteed for free and an eligible ADI will be able to obtain coverage under the deposit guarantee for amounts over $1 million, in return for a fee.  The $1 million threshold applies to the total amount of funds held by a depositor in (separate) deposit accounts with an eligible ADI.

The Financial System Legislation Amendment (Financial Claims Scheme and other Measures) Act 2008 has been enacted to facilitate the deposit guarantee.  The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of the Australian Prudential Regulation Authority’s (APRA) financial claims scheme costs.  The levy is imposed on liabilities of ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities.

The Australian Government has also announced that it will guarantee the wholesale term funding of eligible ADIs.  The wholesale funding guarantee facility will be extended, by application, on an issue by issue basis for senior unsecured debt instruments in all major currencies with a term of up to 60 months issued domestically or off-shore.  The Australian Government has announced that it will withdraw the facility once market conditions have normalised.

Fees will apply to the wholesale term funding guarantee and the guarantee for deposits above the $1 million threshold.  A different fee will apply to eligible ADIs based on their credit rating.  The fee which will apply to Westpac, based on its current rating by Standard and Poor’s of AA, is 70 basis points (or 0.70%) per annum.  The fees will be levied on a monthly or quarterly basis depending on the liability.

The Australian Government has announced that the deposit and wholesale funding guarantee scheme will be reviewed on an ongoing basis and revised if necessary.

The New Zealand Government announced on 12 October 2008 an opt-in deposit guarantee scheme under which it will guarantee deposits with participating New Zealand registered banks and non-bank deposit taking entities, with effect from 12 October 2008.  The guarantee will be for a period of two years from the announcement date.

The guarantee extends to all debt securities issued by participating entities in any currency (which includes deposits and other amounts lent to participating entities), other than debt securities issued to related parties of a participating entity or to financial institutions.  It also does not extend to subordinated debt obligations.  Financial institutions include persons who carry on the business of borrowing and lending money, or providing financial services (and extends to registered banks).  There is a limit on the amount of the debt securities covered by the guarantee of NZ$1 million per creditor per participating entity.

In addition, in relation to registered banks incorporated outside New Zealand (as is the case with Westpac) the guarantee extends to debt securities issued by the New Zealand branch of the registered bank only, and there is a separate overall limit on the amount guaranteed for creditors of the branch that are not New Zealand citizens or New Zealand tax residents.

Participating New Zealand registered banks with debt security amounts owing to qualifying creditors exceeding NZ$5 billion as of 12 October 2008 (which would include WNZL if it opted into the scheme) are required to pay a fee of 10 basis points (or 0.1%) on

Notes to the financial statements

the amounts owing to qualifying creditors to the extent that the amount owing exceeds NZ$5 billion as of that date.  A similar additional fee is payable in respect of the position as of 12 October 2009.

For participating New Zealand registered banks with debt security amounts owing to qualifying creditors below NZ$5 billion (which would include Westpac if it opts into the scheme), there is a fee on the growth in the amounts owing to qualifying creditors after 12 October 2008 (with a 10% allowance per year on the amount of that growth).  The fee depends on the credit rating of the relevant entity and would be 10 basis points (or 0.1%) for Westpac, based on its current credit rating.  The fee is calculated and levied monthly.

The New Zealand Government has also announced that it is considering a guarantee arrangement in respect of the wholesale term funding of registered banks.  Details of this are yet to be finalised.

Westpac is currently assessing the implications of both the Australian and New Zealand deposit guarantee schemes, along with the Australian wholesale funding guarantee scheme.

DIRECTORS’ DECLARATION

In the Directors’ opinion:

a.                     the financial statements and notes set out on pages 119 to 269 are in accordance with the Corporations Act 2001, including:

(i)                   complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)                giving a true and fair view of Westpac’s and the Group’s financial position as at 30 September 2008 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

b.                    there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

The Directors have been given the declaration by the Chief Executive Officer and the Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

E.A. Evans Chairman	G.P. Kelly Managing Director and Chief Executive Officer

Sydney
30 October 2008

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Westpac is responsible for establishing and maintaining adequate internal control over financial reporting for Westpac as defined in Rule 13a – 15 (f) under the Securities Exchange Act of 1934, as amended.  Westpac’s internal control system is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable accounting standards.

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

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac’s internal control over financial reporting as of 30 September 2008 based on the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on this assessment, management concluded that Westpac’s internal control over financial reporting was effective as of 30 September 2008.

PricewaterhouseCoopers, Westpac’s independent registered public accounting firm, has issued their audit report on Westpac’s internal control over financial reporting.  Their report appears on page 274.

INDEPENDENT AUDITOR’S REPORT

TO THE MEMBERS OF WESTPAC BANKING CORPORATION

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone+61 2 8266 0000
Facsimile+61 2 8266 9999
www.pwc.com/au

Report on the financial report

We have audited the accompanying financial report of Westpac Banking Corporation, which comprises the balance sheet as at 30 September 2008, and the income statement, statement of recognised income and expense and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both Westpac Banking Corporation (Westpac) and Westpac Banking Corporation Group (the consolidated entity).  The consolidated entity comprises Westpac and the entities it controlled at the year’s end or from time to time during the financial year.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report.  The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

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

Auditor’s opinion

In our opinion:

a.                     the financial report of Westpac Banking Corporation is in accordance with the Corporations Act 2001, including:

(i)                   giving a true and fair view of Westpac Banking Corporation and the consolidated entity’s financial position as at 30 September 2008 and of their performance for the year ended on that date; and

(ii)                complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

b.                    the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 44 to 60 of the directors’ report for the period ended 30 September 2008.  The directors of Westpac are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001.  Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Statutory statements

Auditor’s opinion

In our opinion, the Remuneration Report of Westpac Banking Corporation for the year ended 30 September 2008, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers	I.L. Hammond Partner

Sydney, Australia

30 October 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Westpac Banking Corporation:	PricewaterhouseCoopers
ABN 52 780 433 757

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of recognized income and expense and consolidated cash flow statements present fairly, in all material respects, the financial position of Westpac Banking Corporation and its subsidiaries at 30 September 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2008 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Darling Park Tower 2 201 Sussex Street GPO BOX 2650 SYDNEY NSW 1171 DX 77 Sydney Australia

Also in our opinion, Westpac Banking Corporation maintained, in all material respects, effective internal control over financial reporting as of 30 September 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of

www.pwc.com/au Telephone+61 2 8266 0000 Facsimile+61 2 8266 9999
the Treadway Commission (COSO). Westpac Banking Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading ‘Management’s Report on Internal Control over Financial Reporting’ in the accompanying Annual Report.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits.  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

Our audit of the consolidated financial statements of Westpac Banking Corporation and its subsidiaries was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole.  Westpac has included parent entity only information on the face of the consolidated financial statements and other parent entity only disclosures in the notes to the financial statements.  Such parent entity only information is presented for purposes of additional analysis and is not a required part of the consolidated financial statements presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

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

PricewaterhouseCoopers Sydney, Australia 30 October 2008

Statutory statements

Limitation on Independent Registered Public Accounting Firm’s Liability

The liability of PricewaterhouseCoopers (an Australian partnership which we refer to as PwC Australia), with respect to claims arising out of its audit reports included in this annual report, is subject to the limitations set forth in the Professional Standards Act 1994 of New South Wales, Australia (the ‘Professional Standards Act’) and the The Institute of Chartered Accountants in Australia (NSW) Scheme adopted by The Institute of Chartered Accountants in Australia (ICAA) and approved by the New South Wales Professional Standards Council pursuant to the Professional Standards Act (the ‘NSW Accountants Scheme’).  The Professional Standards Act and the NSW Accountants Scheme limit the liability of PwC Australia for damages with respect to certain civil claims arising in, or governed by the laws of, New South Wales directly or vicariously from anything done or omitted in the performance of its professional services for us, including, without limitation, its audits of our financial statements, to the lesser of (in the case of audit services) ten times the reasonable charge for the service provided and a maximum liability for audit work of $75 million.  The limit does not apply to claims for breach of trust, fraud or dishonesty.

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

(This page intentionally blank)

Section 4

Shareholder information

Additional information

SHAREHOLDING INFORMATION

Top twenty ordinary shareholders at 1 October 2008

	Number of Fully Paid Ordinary	% Held
HSBC Custody Nominees (Australia) Limited	240,531,996	12.70
J P Morgan Nominees Australia Limited	215,891,819	11.40
National Nominees Limited	201,167,609	10.62
Citicorp Nominees Pty Limited	114,976,609	6.07
RBC Global Services Australia Nominees Pty Limited	59,546,472	3.14
ANZ Nominees Limited	53,396,688	2.82
Cogent Nominees Pty Limited	40,947,435	2.16
Queensland Investment Corporation	18,934,438	1.00
AMP Life Limited	18,918,738	1.00
UBS Nominees Pty Limited	14,880,758	0.79
Australian Foundation Investment Company Limited	12,556,616	0.66
UBS Private Clients Australia Nominees Pty Limited	10,862,267	0.57
Bond Street Custodians Limited	10,059,032	0.53
Australian Reward Investment Alliance	9,779,027	0.52
Milton Corporation Limited	5,837,474	0.31
Invia Custodian Pty Limited	5,538,317	0.29
Perpetual Trustee Company Limited	5,457,408	0.29
Argo Investments Limited	4,817,612	0.25
Pan Australian Nominees Pty Limited	3,525,979	0.19
Tasman Asset Management Limited	3,341,760	0.17
	1,050,968,054	55.48

As of 1 October 2008, the top twenty shareholders held 55.48% of total ordinary shares issued.

Top twenty holders of Westpac SPS at 1 October 2008

	Number of Westpac SPS	% Held
UBS Private Clients Australia Nominees Pty Limited	398,146	3.84
BT Portfolio Services Limited	313,431	3.03
RF Thompson (Qld) Pty Limited	242,000	2.34
RBC Global Services Australia Nominees Pty Limited	215,843	2.08
HSBC Custody Nominees (Australia) Limited	206,074	1.99
J P Morgan Nominees Australia Limited	127,960	1.23
Invia Custodian Pty Limited	84,934	0.82
Eastcote Pty Limited	80,000	0.77
Wiser Equity Pty Limited	80,000	0.77
Hayson Super Investment Pty Limited	70,000	0.68
JMB Pty Limited	70,000	0.68
UBS Nominees Pty Limited	70,000	0.68
Namrog Investments Pty Limited	60,000	0.58
Bond Street Custodians Limited	54,868	0.53
Burrawong Investments Pty Limited	50,000	0.48
Country Employment Services Pty Limited	50,000	0.48
Domer Mining Company Pty Limited	50,000	0.48
Pandana Pty Limited	50,000	0.48
Roaring Lion Pty Limited	50,000	0.48
UCA Cash Management Fund Limited	40,000	0.39
	2,363,256	22.81

Substantial shareholders as at 1 October 2008

There were no substantial shareholders with 5% or more of Westpac’s fully paid ordinary shares as at 1 October 2008.

Shareholding information

Significant changes in ordinary share ownership

On 22 September 2006, the Commonwealth Bank of Australia and its subsidiaries became a substantial shareholder holding 91,977,151 shares (5.00%).  They ceased to be a substantial shareholder on 28 February 2007.  There have been no significant changes in ordinary share ownership in 2008.

Control of registrant

We are not directly or indirectly owned or controlled by any other corporation(s) or by any foreign government.

Refer to the Exchange controls and other limitations affecting security holders – Foreign Acquisitions and Takeovers Act 1975, Corporations Act and Financial Sector (Shareholdings) Act 1998 which impose limits on equity holdings.

To our knowledge, at 30 September 2008, no person owned beneficially, directly or indirectly, more than 5% of our outstanding ordinary shares.

At 30 September 2008, our Directors and Executive Officers owned beneficially, directly or indirectly, an aggregate of 2,107,728 (0.11%) of the fully paid ordinary shares outstanding.

Analysis of holdings of ordinary shares as at 1 October 2008

By range

Number of Shares			Number of Holders of Fully Ordinary Paid Shares	%	Number of Fully Paid Ordinary Shares	%	Options and Rights to Subscribe for Fully Paid Ordinary Shares(1)
1	–	1,000	222,526	59.05	99,202,523	5.24	152
1,001	–	5,000	124,588	33.06	280,634,086	14.81	374
5,001	–	10,000	18,200	4.83	129,658,136	6.84	103
10,001	–	100,000	11,034	2.93	234,055,486	12.36	155
100,001 and over			465	0.12	1,150,735,753	60.75	36
Totals			376,813	100.00	1,894,285,984	100.00	820
Percentage of total securities held by Top 20 holders in each class						55.48	56.53

(1)     Issued under Senior Officers’ Share Purchase Scheme, General Management Share Option Plan, Chief Executive Share Option Agreement and Westpac Performance Plan.

By domicile

	Number of Holders(1)	% of Holdings	Number of Issued Shares and Options	% of Issued Shares and Options
Australia	346,266	91.86	1,852,428,793	97.07
New Zealand	26,923	7.14	42,322,078	2.22
United Kingdom	1,584	0.42	4,001,111	0.21
United States	467	0.13	1,945,918	0.10
Other Overseas	1,707	0.45	7,621,226	0.40
Totals	376,947	100.00	1,908,319,126	100.00

(1)          Some registered holders own more than one class of security

Analysis of holdings of Westpac SPS as at 1 October 2008

By range

			Number of Holders of		Number of
Number of Securities			Westpac SPS	%	Westpac SPS	%
1	–	1,000	11,450	90.47	3,759,751	36.28
1,001	–	5,000	1,027	8.11	2,500,262	24.13
5,001	–	10,000	104	0.82	885,908	8.55
10,001	–	100,000	69	0.55	1,863,376	17.98
100,001 and over			6	0.05	1,353,373	13.06
Totals			12,656	100.00	10,362,670	100.00
Percentage of total securities held by Top 20 holders in each class

By domicile

	Number of Holders	% of Holdings	Number of Issued Shares and Options	% of Issued Shares and Options
Australia	12,652	99.97	10,357,470	99.94
United Kingdom	2	0.02	700	0.01
Singapore	1	0.01	500	0.01
United States	1	0.01	4,000	0.04
Total	12,656	100.00	10,362,670	100.00

Voting rights of Westpac SPS

Holders of Westpac SPS have no right to vote at any general meeting of Westpac except in the following circumstances:

(i)                  on a proposal:

•                  to reduce the share capital of Westpac;

•                  that affect rights attached to Westpac preference shares;

•                  to wind up Westpac; or

•                  for the disposal of the whole of the property, business and undertaking of Westpac.

(ii)               on a resolution to approve the terms of a share buy back agreement, other than a buy back agreement relating to Westpac preference shares;

(iii)            during a period in which a dividend (or part of a dividend) in respect of the Westpac preference shares is in arrears; and

(iv)           during the winding up of Westpac.

When entitled to vote at a general meeting of Westpac in respect of the matters listed above, Westpac preference shareholders are entitled, on a show of hands, to exercise one vote; and on a poll, to one vote for each Westpac preference share.

Holders of Westpac SPS will be entitled to the same rights as the holders of Westpac’s ordinary shares in relation to receiving notices, reports and financial statements and attending and being heard at all general meetings of the bank.

Market price information

The principal listing of our ordinary shares is on the ASX.  American Depositary Shares (ADS), each representing five ordinary shares, are listed on the NYSE.

On 11 July 2005, ordinary Westpac shares were issued upon exchange of NZ Class shares.

The tables below set forth, for the calendar periods indicated, the reported high and low market quotations for our ordinary shares on the ASX based on its daily official list and for our ADS on the NYSE.

	Per Ordinary Share in A$(1)		Per American Depositary Share in US$(2)
Financial year ending	High	Low	High	Low
September 2008	31.32	18.36	141.98	85.28
September 2007	28.69	22.53	125.80	84.74
September 2006	25.35	21.31	96.60	76.46
September 2005	21.40	17.52	81.03	64.12
September 2004	18.28	15.00	69.05	55.19

	Per Ordinary Share in A$		Per American Depositary Share in US$
Quarter ending	High	Low	High	Low
2008:
March	28.19	20.34	122.50	94.45
June	26.25	19.92	122.19	95.29
September	24.82	18.36	108.35	85.28

2007:
March	26.49	23.37	106.75	92.04
June	27.85	25.17	115.19	106.40
September	28.69	23.35	125.80	97.83
December	31.32	26.70	141.98	115.77

2006:
March	24.24	22.40	89.35	83.34
June	25.35	21.56	96.60	76.46
September	23.53	21.31	90.35	79.90
December	25.27	22.53	96.30	84.74

2005:
March	20.13	18.68	79.35	71.58
June	20.08	18.42	77.80	71.40
September	21.40	19.17	81.03	71.60
December	23.10	20.14	84.85	80.90

	Per Ordinary Share in A$		Per American Depositary Share in US$
Month ending – 2008	High	Low	High	Low
September	24.79	21.42	102.59	85.28
August	24.82	20.55	108.35	94.49
July	22.80	18.36	106.65	89.99
June	23.35	19.92	109.00	95.29
May	26.25	22.14	122.19	107.01
April	25.85	21.86	118.34	103.17

(1)          A$ market price information is intraday high and low trading prices.

(2)          JPMorgan Chase Bank of New York acts as Depository for our American Depository Shares.

As at 1 October 2008 there were 376,813 holders of our ordinary shares compared to 326,309 in 2007 and 291,555 in 2006.  Ordinary shareholders with a registered address in Australia held approximately 97% of our fully paid share capital at 1 October 2008, the same level as in 2007 and 2006.

Exchange controls and other limitations affecting security holders

Australian exchange controls

Australian laws control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia.  Pursuant to a number of exemptions, authorities and approvals, there are no general restrictions from transferring funds from Australia or placing funds to the credit of non-residents of Australia.  However, Australian foreign exchange controls are implemented from time to time against proscribed countries, entities and persons.  At the present time, these are:

a.       withholding taxes in relation to remittances or dividends (to the extent they are unfranked) and interest payments.

b.       the sanctions administered by the RBA in accordance with the Banking (Foreign Exchange) Regulations 1959:

(i)      transactions involving the transfer of funds or payments to, by the order of, or on behalf of:

•      specified supporters of the former government of the Federal Republic of Yugoslavia (the Milosevic regime);

•      ministers and senior officials of the Government of Zimbabwe;

•      certain entities and an individual associated with the Democratic People’s Republic of Korea; and

•      individuals associated with  the Burmese regime;

are prohibited without the specific approval of the RBA.

c.                     the restrictions administered by the Department of Foreign Affairs and Trade (DFAT) in regard to:

(i)                   Charter of the United Nations

In terms of Part 4 of the Charter of the United Nations Act 1945, and the Charter of the United Nations (Dealings with Assets) Regulations 2008, anybody holding financial or other assets of persons or entities listed by the Minister for Foreign Affairs in the Commonwealth of Australia Gazette is prohibited from using or dealing with those assets.  It is also a criminal offence to make assets available to such persons or entities.

In terms of Part 5 of the Charter of the United Nations Act 1945, and Regulations made under that Act to give effect to UN Security Council sanctions, it is an offence to engage in conduct which contravenes a UN sanction enforcement law.

(ii)                The former Iraqi regime

The Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003 impose a freeze on the financial resources of the previous Government of Iraq, Saddam Hussein, other senior officials of his regime, and their immediate families, and provide for such resources to be transferred to Iraq and used in that country’s reconstructions and rehabilitation.

Limitations affecting security holders

The following Australian laws impose limitations on the right of non-residents or non-citizens of Australia to hold, own or vote on shares in our company.  All these limitations apply to the holders of the American Depositary Receipts (ADR) evidencing ADS, issued by our Depository in the United States.

Foreign Acquisitions and Takeovers Act 1975

Acquisitions of interests in shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of Australia under the Foreign Acquisitions and Takeovers Act 1975.  That legislation applies to any acquisition by a foreign person, including a corporation or group of associated foreign persons, which results in ownership of 15% or more of the issued shares of an Australian company or control of 15% or more of the total voting power.  In addition, the legislation applies to any acquisition by non-associated foreign persons resulting in foreign persons controlling, together with any associate or associates of any of them, in the aggregate, 40% or more of total voting power or ownership.  The legislation requires any persons proposing to make any such acquisition to first notify the Treasurer of their intention to do so.  Where such an acquisition has already occurred, the Treasurer has the power to order divestment.

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

It does not matter how remote the relevant interest is or how it arises.  If two or more persons can jointly exercise any one of these powers, each of them is taken to have that power.  Nor does it matter that the power or control is express or implied, formal or informal, exercisable either alone or jointly with someone else.

The American Depositary Receipts agreement

Pursuant to the Deposit Agreement among JPMorgan Chase Bank of New York as Depository, and us, and the record holders from time to time of all ADRs issued thereunder, record holders of ADRs must comply with our requests for information as to the capacity in which such holders own ADRs and related ordinary shares as well as to the identity of any other person interested in such ADRs and related ordinary shares and the nature of such interest.  In addition, the Deposit Agreement applies all of the provisions of our Constitution to American Depositary Receipts holders.

Enforceability of foreign judgments in Australia

We are an Australian public corporation having limited liability.  All of our Directors and Executive Officers reside outside the US.  Substantially all or a substantial portion of the assets of those persons are located outside the US.  As a result, it may not be possible for investors to effect service of process within the US upon such persons or to enforce against them judgments obtained in US courts predicated upon the civil liability provisions of the Federal securities laws of the US.  There may be doubt as to the enforceability in Australia, or in actions for enforcement of judgments of US courts, of civil liabilities predicated upon the Federal securities laws of the US.  We have expressly submitted to the jurisdiction of New York State and US Federal courts sitting in the City of New York for the purpose of any suit, action or proceedings arising out of the offering of securities in the US.  We have appointed our legal counsel c/o Westpac Banking Corporation, 39th Floor, 575 Fifth Avenue, New York, New York 10017, USA as our agent upon whom process may be served in any such action.

Australian taxation

The following discussion is a summary of certain Australian taxation implications of the ownership and disposition of ordinary equity (including American Depositary Shares).  This discussion is based on the laws in force at the date of the Annual Report and the Convention between the Government of Australia and the Government of the United States of America for the Avoidance of Double Taxation and The Prevention of Fiscal Evasion with respect to Taxes on Income (the Tax Treaty), and is subject to any changes in Australian law and any change in the Tax Treaty occurring after that date.

The Australian government has recently conducted a review of Australia’s international tax arrangements.  The legislative changes resulting from the review to date do not adversely affect us.  At this stage there is no indication that further proposed changes which may result from the review will adversely affect us.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis of all the potential Australian tax implications of owning and disposing of ordinary shares.  The specific tax position of each investor will determine the applicable Australian income tax implications for that investor and we recommend each investor consult their own tax advisers concerning the implications of owning and disposing of ordinary shares.

Taxation of dividends

Under the Australian dividend imputation system, Australian tax paid at the company level is imputed (or allocated) to shareholders by means of imputation credits which attach to dividends paid by the company to the shareholder.  Such dividends are termed ‘franked dividends’.

When an Australian resident individual shareholder receives a franked dividend, the shareholder receives a tax offset to the extent of the franking credits which can be offset against the Australian income tax payable by the shareholder.  An Australian resident shareholder may, in certain circumstances, be entitled to a refund of excess franking.

While a company may only declare a dividend out of profits, the extent to which a dividend is franked typically depends upon a company’s available franking credits at the time of payment of the dividend.  Accordingly, a dividend paid to a shareholder may be wholly or partly franked or wholly unfranked.

Fully franked dividends paid to non-resident shareholders are exempt from Australian dividend withholding tax.  Dividends paid to a non-resident shareholder which are not fully franked are subject to dividend withholding tax at the rate of 30% (unless reduced by a double tax treaty) to the extent they are unfranked.  In the case of residents of the US, the rate is reduced to 15% under the Tax Treaty, provided the shares are not effectively connected with a permanent establishment or a fixed base of a non-resident in Australia through which the non-resident carries on business in Australia or provides independent personal services.  In the case of residents of the US that have a permanent establishment or fixed base in Australia where the shares in respect of which the dividends are paid are attributable to that permanent establishment or fixed base, there is no dividend withholding tax.  Rather, such dividends will be taxed on a net assessment basis and, where the dividends are franked, entitlement to a tax offset may arise.

Fully franked dividends paid to non-resident shareholders and dividends that have been subject to dividend withholding tax should not be subject to any further Australian income tax.

There are circumstances where a shareholder may not be entitled to the benefit of franking credits.  The application of these rules depend upon the shareholder’s own circumstances, including the period which the shares are held and the extent to which the shareholder is ‘at risk’ in relation to their shareholding.

Gain or loss on disposition of shares

Generally, subject to two exceptions, a non-resident disposing of shares in an Australian public company will be free from income tax in Australia.  The exceptions are as follows:

•                  shares held as part of a trade or business conducted through a permanent establishment in Australia.  In such a case, any profit on disposal would be assessable to ordinary income tax.  Losses would constitute an allowable deduction; and

•                  shares held in public companies where the shareholder and its associates have held (for at least 12 months in the 24 months prior to disposal) a holding of 10% or more in the company and more than 50% of the company’s assets are represented by interests in Australian real property.  In such a case, capital gains tax would apply.

Capital gains tax in Australia is payable on 50% of any capital gains (without adjustment for inflation indexation) on the disposal of assets acquired on or after 1 October 1999 and held for more than 12 months by individuals.  For the assets acquired prior to 1 October 1999, individuals will be able to choose between the following alternatives:

•                  taxed on any capital gain after allowing for indexation of the cost, where indexation is frozen at 30 September 1999 for all taxpayers, including non-residents; and

•                  taxed on 50% of the actual capital gain (without adjustment for inflation indexation).

Normal rates of income tax would apply to capital gains so calculated.  Capital losses are not subject to indexation but are available to offset other capital gains.  Excess capital losses can be carried forward for offset against future capital gains.

United States taxation

The following is a summary of certain United States federal income tax implications of the ownership and dispositions of ordinary equity (including American Depositary Shares) by US holders (as defined below) that hold the ordinary equity as a capital asset.  This discussion is based on the US Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed regulations, published rulings and court decisions, and the Tax Treaty, all as currently in effect and all of which are subject to change, possibly on a retroactive basis.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis of all the potential United States federal income tax consequences of owning and disposing of ordinary shares and does not address United States federal income tax considerations that may be relevant to US holders subject to special treatment under United States federal income tax law (such as banks, insurance companies, real estate investment trusts, regulated investment companies, dealers in securities, tax-exempt entities, retirement plans, certain former citizens or residents of the United States, persons holding ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a ‘functional currency’ other than the US dollar, persons that own 10% or more (by voting power) of our stock or persons that generally mark their securities to market for United States tax purposes).  We recommend each investor consult their own tax advisers concerning the implications of owning and disposing of ordinary shares.

For purposes of this discussion you are a US holder if you are a beneficial owner of ordinary shares and you are for United States federal income tax purposes:

•                  a citizen or resident of the United States;

•                  a domestic corporation;

•                  an estate whose income is subject to United States federal income tax regardless of its source; or

•                  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust.

Taxation of dividends

Under the United States federal income tax laws, if you are a US holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes).  If you are a non-corporate US holder, dividends paid to you in taxable years beginning before 1 January 2011 that constitute qualified dividend income will be taxable to you at a maximum tax rate of 15%, provided that you hold the ordinary shares for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meet other holding period requirements.  Dividends we pay with respect to the ordinary shares generally will be qualified dividend income.

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

Dividends generally will be income from sources outside the United States.  Under the foreign tax credit rules, dividends will, depending on your circumstances, be ‘passive category’ or ‘general category’ income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit.

Taxation of capital gains

If you are a US holder and you sell or otherwise dispose of your ordinary shares or American Depositary Shares, you will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your ordinary shares or American Depositary Shares.  Capital gain of a non-corporate US holder that is recognised before 1 January 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year.  The deductibility of capital losses is subject to limitations.

Passive foreign investment company considerations

We do not believe that we will be treated as a passive foreign investment company (PFIC) for United States federal income tax purposes, and this discussion so assumes, but that is a factual determination made annually and therefore, may be subject to change.  If we were to be treated as a PFIC, a US holder of ordinary shares or American Depositary Shares would be subject to certain adverse tax consequences.

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

As part of the process of becoming a company regulated under the Corporations Act, shareholders adopted a new constitution at the AGM on 15 December 2000, which came into operation on 23 August 2002 and was subsequently amended by shareholders on 15 December 2005 and 13 December 2007.

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

All corporate entities in Australia have a unique nine-digit identifier, which must be included on public documents, eligible negotiable instruments and the company’s common seal.  Australian companies have what is known as an Australian Company Number (ACN) and foreign companies and Australian entities, other than companies incorporated under the Corporations Act, have an Australian Registered Business Number (ARBN).  In addition, entities can also apply for registration on the Australian Business Register so they can be allocated a unique eleven-digit identifier known as an Australian Business Number (ABN).  For corporate entities, the last nine digits of their ABN are identical to their ACN or ARBN.  The ABN may be quoted on documents in lieu of the ACN or ARBN.

Our ACN is 007 457 141 and our ABN is 33 007 457 141.

Directors’ interest and powers regarding compensation, borrowing powers, etc

a.	Under article 9.11(a) of our constitution, subject to complying with the Corporations Act regarding disclosure of and voting on matters involving material personal interests, our Directors may:

(i)	hold any office or place of profit in our company, except that of auditor;

(ii)	hold any office or place of profit in any other company, body corporate, trust or entity promoted by our company or in which it has an interest of any kind;

(iii)	enter into any contract or arrangement with our company;

(iv)	participate in any association, institution, fund, trust or scheme for past or present employees or Directors of our company or persons dependent on or connected with them;

(v)	act in a professional capacity (or be a member of a firm which acts in a professional capacity) for our company, except as auditor; and

(vi)	participate in, vote on and be counted in a quorum for any meeting, resolution or decision of the Directors and may be present at any meeting where any matter is being considered by the Directors.

Under clause 9.11(b) of the constitution, a Director may do any of the above despite the fiduciary relationship of the Director’s office:

(i)	without any liability to account to our company for any direct or indirect benefit accruing to the Director; and

(ii)	without affecting the validity of any contract or arrangement.

Under the Corporations Act, however, a director who has a material personal interest in any matter to be considered at any board meeting must not be present while the matter is being considered or vote on the matter, unless the other directors resolve to allow that director to be present and vote or a declaration is made by the ASIC permitting that director to participate and vote.  These restrictions do not apply to a limited range of matters set out in section 191 of the Corporations Act where the director’s interest:

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

(vi)

relates to a contract that insures, or would insure, the director against liabilities the director incurs as an officer of the company (but only if the contract does not make the company or related body corporate the insurer);

(vii)	relates to any payment by the company or a related body corporate in respect of certain indemnities permitted by the Corporations Act or any contract relating to such an indemnity; or

(viii)	is in a contract or proposed contract with, or for the benefit of, or on behalf of, a related body corporate and arises merely because the director is a director of that related body corporate.

If there are not enough directors to form a quorum for the board meeting because of the interest of directors in a particular matter, a general meeting for shareholders may be called to consider the matter and interested directors are entitled to vote on any proposal to requisition such a meeting.

b.                    Under article 9.7 of our constitution, the aggregate annual amount to be paid to our Non-executive Directors must be approved by our shareholders.  Once approved, that aggregate amount is paid to those Directors in such manner as the Board from time to time determines.

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

If any dividends are returned unclaimed, we are generally obliged, under the Unclaimed Money Act 1995, to hold those amounts as unclaimed monies for a period of six years.  If at the end of that period the monies remain unclaimed by the shareholder concerned, we must remit by 31 October in each year those monies to the Office of State Revenue.  Upon such payment being made, we are discharged from further liability in respect of that amount.

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

The following restrictions apply to our ability to declare and/or pay dividends:

(i)                   if the payment of the dividend would breach or cause a breach by us of applicable capital adequacy or other supervisory requirements of the APRA.  Currently, one such requirement is that a dividend should not be paid without APRA’s prior consent if payment of that dividend, after taking into account all other dividends (if any) paid on our shares and payments on more minor capital instruments, in the financial year to which they relate, would cause the aggregate of such dividend payments to exceed our after tax earnings for the financial year, as reflected in our relevant audited consolidated financial statements; and

(ii)                if, under the Banking Act 1959, we are directed by APRA not to pay a dividend; and

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

Under the listing rules of the ASX Limited, no executive or non-executive director of a listed entity, apart from the managing director, may continue to hold office, without offering himself or herself for re-election, past the third AGM following their appointment or three years, whichever is the longer.

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

e.                     Sinking fund provisions

We do not have any class of shares on issue that is subject to any sinking fund provisions.

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

Convening general meetings

Under our constitution, our Directors may convene and arrange to hold a general meeting of our company whenever they think fit and must do so if required to do so under the Corporations Act and Listing Rules.  Under the Corporations Act, our Directors must call and arrange to hold a general meeting of the company if requested to do so by our shareholders who hold at least 5% of the votes that may be cast at the special general meeting or 100 shareholders entitled to vote at the meeting.  Shareholders who hold at least 5% of the votes that may be cast at a general meeting may also call and arrange to hold a general meeting of our company at their own expense.

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

Under the Corporations Act, however, any person who begins or ceases to have a substantial holding of our shares must, within two business days, give us notice after they become aware of that information.  A further notice must be given to us by a substantial shareholder within two business days if at any time there is an increase or decrease of 1% in their holding.  Copies of these notices must also be given to the ASX Limited.  A person will have a substantial holding of our shares if the voting rights attaching to our shares in which that person and their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares.  For more details, refer to the section ‘Corporations Act 2001’.

We have a statutory right under the Corporations Act to trace the beneficial ownership of shares held by any shareholder, by giving a direction to that shareholder requiring disclosure to us of, among other things, the name and address of each other person who has a relevant interest in those shares, the nature and extent of that interest and the circumstances that gave rise to that other person’s interest.  Such disclosure must, except in certain limited circumstances, be provided within two business days after the direction is received.

Documents on display

We are subject to the disclosure requirements of the US Securities Exchange Act of 1934, as amended.  In accordance with these requirements, we file Annual Reports and furnish other information to the United States SEC.  These materials and other information furnished by us, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates.  The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330.  The SEC also maintains a web site at ‘www.sec.gov’ that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC.  Since April 2002, we have filed our reports on Form 20-F and have furnished other information to the SEC in electronic format which may be accessed through this web site.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

WESTPAC BANKING CORPORATION

By: Manuela Adl

Authorised Representative
Dated 30 October 2008

INFORMATION FOR SHAREHOLDERS

Financial Calendar

Record Date for final ordinary share dividend	11 November 2008	(1)

Annual General Meeting	11 December 2008

Final ordinary share dividend payable	17 December 2008

Record date for Westpac SPS quarterly distribution	24 December 2008

Payment date for Westpac SPS quarterly distribution	31 December 2008

Record date for Westpac SPS quarterly distribution	24 March 2009

Half Year end	31 March 2009

Payment date for Westpac SPS quarterly distribution	31 March 2009

Interim results and ordinary share dividend announcement	6 May 2009

Record Date for interim ordinary share dividend	22 May 2009	(2),(3)

Record date for Westpac SPS quarterly distribution	23 June 2009

Payment date for Westpac SPS quarterly distribution	30 June 2009

Interim ordinary share dividend payable	2 July 2009	(3)

Record date for Westpac SPS quarterly distribution	23 September 2009

Year end	30 September 2009

Payment date for Westpac SPS quarterly distribution	30 September 2009

Final results and ordinary share dividend announcement	4 November 2009

Record Date for final ordinary share dividend	13 November 2009	(4),(5)

Annual General Meeting	16 December 2009	(6)

Final dividend payable	21 December 2009	(4)

(1)   Record Date for 2008 final ordinary share dividend in New York – 10 November 2008.

(2)   Record Date for 2009 interim ordinary share dividend in New York – 21 May 2009.

(3)   Dates will be confirmed at the time of announcing the 2009 interim results.

(4)   Dates will be confirmed at the time of announcing the 2009 final results.

(5)   Record Date for 2009 final ordinary share dividend in New York – 12 November 2009

(6)   Details regarding the date of this meeting and the business to be dealt with, will be contained in the separate Notice of Meeting sent to shareholders in November 2009.

Annual General Meeting

The Westpac Annual General Meeting (AGM) will be held in the Parkside Auditorium, Level 1, Sydney Convention & Exhibition Centre, Darling Drive, Darling Harbour, Sydney, on Thursday, 11 December 2008, commencing at 10:30am.

The AGM will be webcast live on the internet at ‘www.westpac.com.au/investorcentre’ and an archive version of the webcast will be placed on the website to enable the AGM proceedings to be viewed at a later time.

The AGM will be transmitted live to an information meeting to be held in The Grand Ballroom at the Sofitel Melbourne on Collins, Level 1, 25 Collins Street, Melbourne, commencing at 10:30am.  Shareholders attending the information meeting will be able to ask questions at the AGM via a video link between the two venues, but will be unable to vote.

USEFUL INFORMATION

Key sources of information for shareholders

We report to shareholders each year, in late October or early November, in two forms: an Annual Review and an Annual Report.  We also report half-yearly to shareholders via a newsletter, in conjunction with the dividend payments in July and December.  In addition, we produce an annual Stakeholder Impact Report, which is available yearly in December.

Electronic communications

Shareholders can elect to receive the following communications electronically:

•      Annual Review and Annual Report;

•      Dividend statements when paid by direct credit or via Westpac’s Dividend Reinvestment Plan (DRP);

•      Notices of Meetings and proxy forms; and

•      Shareholder Newsletters and major company announcements.

Shareholders who wish to register their email address should go to ‘www.westpac.com.au/investorcentre’ and click on ‘Register your email’ under ‘Shareholder News’, or contact the Westpac share registry.  For registry contact details see opposite.

Online information

Australia

Westpac’s internet site ‘www.westpac.com.au’ provides information for shareholders and customers, including:

•      Access to internet banking and broking services;

•      Details on Westpac’s products and services;

•      Company history, results, economic updates, market releases and news; and

•      Corporate responsibility and Westpac in the community activities.

Investors can short cut to the Investor Centre at ‘www.westpac.com.au/investorcentre’.  The Centre includes the current Westpac share price and charting, and links to the latest ASX announcements and the Westpac’s share registries.

New Zealand

Westpac’s New Zealand internet site ‘www.westpac.co.nz’ provides:

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
Telephone: +61 2 8253 3143
Facsimile: +61 2 8253 1207
Email: investorrelations@westpac.com.au

Share registries

For information about your shareholding or to notify a change of address etc., you should contact the appropriate share registry.  Please note that in Australia, broker sponsored holders are required to contact their broker to amend their address.

Australia – Ordinary shares on the main register and Westpac SPS

Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Postal address: Locked Bag A6015, Sydney South NSW 1235
Website: www.linkmarketservices.com.au

Shareholder Enquiries:
Telephone: 1800 804 255 (toll free in Australia)
International: +61 2 8280 7070
Facsimile: +61 2 9287 0303
Email: westpac@linkmarketservices.com.au

New Zealand – Ordinary Shares on the New Zealand branch register

Link Market Services Limited
Level 12, 120 Albert Street
Auckland, New Zealand
Postal address: P.O. Box 91976, Auckland 1030,

New Zealand
Website: www.linkmarketservices.com

Shareholder Enquiries:
Telephone: 0800 002 727 (toll free in New Zealand)
International: +64 9 375 5998
Facsimile: +64 9 375 5990
Email: lmsenquiries@linkmarketservices.com

Depositary in USA for American Depositary Shares (ADS)(1)

Listed on New York Stock Exchange

(code WBK - CUSIP 961214301)

JPMorgan Chase Bank, N.A.
PO Box 64504, St Paul
MN 55164-0504, USA

Shareholder Enquiries:
Telephone: 1 800 990 1135
(toll free: non-US callers will be charged IDD)
Telephone: +1 651 453 2128
(Hearing impaired: +1 866 700 1652)
Email: jpmorgan.adr@wellsfargo.com
Website: www.adr.com

(1)   Each ADS is comprised of five, fully paid ordinary shares.

Glossary of abbreviations

AASB	Australian Accounting Standards Board
AASB 3	Australian Accounting Standards AASB Business Combinations
AASB 7	Australian Accounting Standards AASB Financial Instruments Disclosures
AASB 8	Australian Accounting Standards AASB Operating Segments
AASB 101	Australian Accounting Standards AASB Presentation of Financial Statements
AASB 114	Australian Accounting Standards AASB Segment Reporting
AASB 119	Australian Accounting Standards AASB Employee Benefits
AASB 124	Australian Accounting Standards AASB Related Parties
AASB 127	Australian Accounting Standards AASB Consolidated and Separate Financial Statements
AASB 132	Australian Accounting Standards AASB Financial Instruments: Presentation and Disclosure
AASB 139	Australian Accounting Standards AASB Financial Instruments: Recognition and Measurement
AASB 1038	Australian Accounting Standards AASB Life Insurance Contracts
ABN	Australian Business Number
ACCC	Australian Competition and Consumer Commission
ACE	Adjusted Common Equity
ACN	Australian Company Number
ADI	Authorised Deposit-taking Institutions
ADR	American Depositary Receipts
ADS	American Depositary Shares
AFMA	Australian Financial Market Association
AGAAP	Australian Generally Accepted Accounting Principles
AGM	Annual general meeting
A-IFRS	Australia Equivalents to International Financial Reporting Standards
AIRB	Advanced Internal Ratings Based
AIRC	Australian Industrial Relations Commission
AMA	Advanced measurement approach
ANZSIC	Australian and New Zealand Standard Industrial Classification
APRA	Australian Prudential Regulation Authority
ARBN	Australian Registered Business Number
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
ASX Limited	Operates under the brand name Australian Securities Exchange
ASXCGC	ASX Limited’s Corporate Governance Council
ATM	Automatic teller machines
BFS	Business Financial Services
BRMC	Board Risk Management Committee
BTFG	BT Financial Group
BTIM	BT Investment Management Limited
BTSS	Business and Technology Solutions and Services
CALs	Credit Approval Limits
Capital Trust III	Westpac Capital Trust III
Capital Trust IV	Westpac Capital Trust IV
CEA	Collective Employment Agreement
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CFS	Consumer Financial Services
CGU	Cash-generating unit
CLS	Continuous Linked Settlement
Corporations Act	Australian Corporations Act 2001
COSO	Committee of Sponsoring Organisations of the Treadway Commission
CPM	Credit Portfolio Management
CREDCO	Westpac Group Credit Risk Committee
CRG	Customer Risk Grade
CRO	Chief Risk Officer
CSA	Cash Services Australia
CTO	Chief Technology Officer
DFAT	Department of Foreign Affairs and Trade
DRP	Dividend Reinvestment Plan
DSP	Deferral Share Plan
EAD	Exposure at Default
ECI	Enterprise Channels and Infrastructure
EFTPoS	Electronic Funds Transfer Point of Sale
ESP	Employee Share Plan
FASB	Financial Accounting Standards Board
FDR	First Data Resources Australia Limited
FinSec	Finance and Information Union
FIRsTS	Fixed Interest Resettable Securities
FM	Financial Markets
FRA	Forward rate agreement
FTE	Full time equivalent
FUA	Funds under administration
FUM	Funds under management
Funding Trust III	Tavarua Funding Trust III
Funding Trust IV	Tavarua Funding Trust IV
FX	Foreign exchange
GAS	Governance Advisory Services
GMSOP	General Management Share Option Plan
GRI	Global Reporting Initiative
GRRC	Group Risk Reward Committee
Hastings	Hastings Funds Management Limited
IAPs	Individually Assessed Provisions
IASB	International Accounting Standards Board
IBA	International Banking Act of 1978
ICAA	The Institute of Chartered Accountants in Australia
IDA	Interbank Deposit Agreement
IEA	Individual Employment Agreement
IFRS	International Financial Reporting Standards
IPO	Initial pubic offering
IRRBB	Interest Rate Risk in the Banking Book
ISDA	International Swaps and Derivatives
Keycorp	Keycorp Payment Services
LGD	Loss Given Default
LIASB	Life Insurance Actuarial Standard Board
LTI	Long term incentive
LVR	Loan to Value Ratio
MARCO	Market Risk Committee

MTNs	Medium term notes
NAR	Net Interest Income-at-risk
NII	Net Interest Income
NYSE	New York Stock Exchange
NZ	New Zealand
NZCC	New Zealand Commerce Commission
NZIRD	New Zealand Inland Revenue Department
NZX	New Zealand Stock Exchange
OPCO	Westpac Group Operational Risk and Compliance Committee
PD	Probability of Default
PFIC	Passive foreign investment company
PwC	PricewaterhouseCoopers
R&D	Research and development
RBA	Reserve Bank of Australia
RBNZ	Reserve Bank of New Zealand
RSP	Restricted Share Plan
RWA	Risk weighted assets
S&P	Standard & Poor
SCG	Specialised Capital Group
SEC	US Securities and Exchange Commission
SOSPS	Senior Officers’ Share Purchase Scheme
SOX	Sarbanes Oxley Act 2002
SPS	Stapled Preferred Securities
SPVs	Special purpose vehicles
SRAs	Settlement Residue Auctions
STI	Short term incentive
The Group	Westpac Banking Corporation Group
TOPrS	Trust Originated Preferred Securities
TPS 2003	Trust Preferred Securities 2003
TPS 2004	Trust Preferred Securities 2004
TPS 2006	Trust Preferred Securities 2006
Trust	Westpac Office Trust
TSR	Total shareholder return
UKSS	UK Staff Superannuation Scheme
US Federal Reserve	Federal Reserve System
US GAAP	US Generally Accepted Accounting Principles
US	United States
VaR	Value at Risk
WBC	Westpac Banking Corporation
WIB	Westpac Institutional Bank
WNZL	Westpac New Zealand Limited
WNZS	Westpac New Zealand Superannuation Scheme
WPP	Westpac Performance Plan
WRBB	Westpac Retail and Business Banking
WRP	Westpac Reward Plan
WSNZL	Westpac Securities NZ Limited
WSSP	Westpac Staff Superannuation Plan
WST program	Westpac Securitisation Trust program
WTSNZL	WestpacTrust Securities NZ Limited

Notes

Notes

Item 19. Exhibits Index

1.	Constitution (as amended) incorporated by reference to Exhibit No. 1 to our Form 6-K/A filed on 20 December 2007.

4(a)	Merger Implementation Agreement between Westpac Banking Corporation and St.George Bank Limited, incorporated by reference to Exhibit No. 1 to our Form 6-K filed on 8 September 2008.

4(c).1	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2001.

4(c).2

Access and Indemnity Deed between Westpac Banking Corporation and Elizabeth Bryan dated 30 November 2006, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2007.

4(c).3	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director (updated in 2008)

4(c).4	Westpac General Management Share Option Plan Rules, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2006.

4(c).5

Westpac Employee Share Plan (WESP) – Stage One Regulations and Rules for Participation amended on 11 December 2002, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2006.

4(c).6	Senior Officers’ Share Purchase Scheme Rules, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2006.

4(c).7a	Employment Agreement between Westpac Banking Corporation and Michael Coomer dated 23 July 2002 incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2002.

4(c).7b

Description of amendment to the Employment Agreement between Westpac Banking Corporation and Michael Coomer during 2003/2004 incorporated by reference to our Annual  Report on Form 20-F for the year ended 30 September 2004.

4(c).8	Employment Agreement between Westpac Banking Corporation and Michael Pratt dated 6 February 2002, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2002.

4(c).9	Employment Agreement between Westpac Banking Corporation and Ilana Atlas dated 24 October 2002, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2003.

4(c).10	Employment Agreement between Westpac Banking Corporation and David Morgan dated 14 August 2003, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2003.

4(c).11	Securities Agreement between Westpac Banking Corporation and David Morgan dated 14 August 2003, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2003.

4(c).12	Securities Agreement between Westpac Banking Corporation and David Morgan dated 19 December 2001, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2004.

4(c).13	Employment Agreement between Westpac Banking Corporation and Rob Coombe dated 6 October 2004, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2005.

4(c).14	Westpac Banking Corporation Performance Plan Rules dated 15 August 2008.

4(c).15	Westpac Banking Corporation Employee Share Plan Rules dated 15 August 2008.

4(c).16	Westpac Banking Corporation Westpac Reward Plan Rules dated 15 August 2008.

4(c).17	Westpac Banking Corporation Restricted Share Plan Rules dated 9 September 2008.

7.	Computation of ratios of earnings to fixed charges.

8.	List of controlled entities – refer note 39 to the financial statements in this Annual Report.

11.	Code of ethics, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2006.

12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.

13.	Certifications pursuant to 18 U.S.C. Section 1350.

15.	Auditor consent dated 30 October 2008.

Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.