Form 20-F
period 2009-09-30
WESTPAC BANKING CORP
filed 2009-11-13
CIK 719245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2009

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 4.20% Notes Due February 27, 2015 and 4.625% Subordinated Notes Due 2018

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares                                                                         2,940,946,145 fully paid

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

Yes ☐    No ☒

2009 Annual Report

The Westpac Group Annual Report 2009

Westpac Banking Corporation

ABN 33 007 457 141

Information contained in or accessible through the web sites mentioned in this Annual Report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to web sites are inactive textual references and are for information only.

Table of contents

Annual Report
Form 20-F cross-reference index	2
Guide 3 cross-reference index	4
Section 1	5
Information on Westpac	6
Corporate governance	13
Directors’ report	29
Section 2	67
Five year summary	68
Reading this report	69
Review of Group operations	71
Income statement review	73
Balance sheet review	82
Capital resources	87
Commitments	89
Divisional performance	90
Westpac Retail and Business Banking	91
St.George Bank	92
BT Financial Group (Australia)	93
Westpac Institutional Bank	94
New Zealand Banking	96
Other divisions	97
Risk and risk management	102
Other Westpac business information	116
Additional financial information	118
Section 3	121
Financial statements	122
Notes to the financial statements	126
Statutory statements	278
Section 4	285
Shareholding information	286
Additional information	295
Information for shareholders	300
Glossary of abbreviations	302

In this Annual Report references to ‘Westpac’, ‘Group’, ‘The Westpac Group’, ‘we’, ‘us’ and ‘our’ are to Westpac Banking Corporation ABN 33 007 457 141 and its subsidiaries unless they clearly mean just Westpac Banking Corporation.

In this Annual Report references to ‘St.George’ are to St.George Bank Limited ABN 92 055 513 070 and its subsidiaries unless they clearly mean just St.George Bank Limited.

For certain information about the basis of preparation of the financial information in this Annual Report see ‘Reading this report’ in Section 2. In addition, this Annual Report contains statements that constitute ‘forward-looking statements’ within the meaning of section 21E of the US Securities Exchange Act of 1934. For an explanation of forward-looking statements and the risks, uncertainties and assumptions to which they are subject, see ‘Reading this report’ in Section 2.

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission)

20-F item number and description		Page

Part I
Item 1.	Identity of directors, senior management and advisers	Not applicable
Item 2.	Offer statistics and expected timetable	Not applicable
Item 3.	Key information
	Selected financial data	68, 73, 82-83, 298
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	102-105
Item 4.	Information on Westpac
	History and development of Westpac	6-10
	Business overview	6-12
	Organisational structure	6-7, 259-263
	Property, plant and equipment	116-117
Item 4A.	Unresolved staff comments	Not applicable
Item 5.	Operating and financial review and prospects
	Operating results	71-86, 90-101, 142-144
	Liquidity and capital resources	87-88, 109-110, 113
	Research and development, patents, licences etc.	Not applicable
	Trend information	73-86, 90-101
	Off-balance sheet arrangements	113
	Tabular disclosure of contractual obligations	89
	Safe harbor	69
Item 6.	Directors, senior management and employees
	Directors and senior management	29-35, 37-38
	Compensation	41-63, 265-273
	Board practices	15-26, 29-32
	Employees	116
	Share ownership	37-38, 265-273
Item 7.	Major equity holders and related party transactions
	Major equity holders	286-290
	Related party transactions	117, 265
	Interests of experts and counsel	Not applicable
Item 8.	Financial information
	Consolidated statements and other financial information	121-282
	Significant changes	8-10, 277
Item 9.	The offer and listing	290
Item 10.	Additional information
	Share capital	Not applicable
	Memorandum and articles of association	295-297
	Material contracts	251-252
	Exchange controls	291-292
	Taxation	292-294
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	297
	Subsidiary information	Not applicable
Item 11.	Quantitative and qualitative disclosures about market risk	106-108, 111-112, 229-232
Item 12.	Description of securities other than equity securities	Not applicable

Part II
Item 13.	Defaults, dividend arrearages and delinquencies	None
Item 14.	Material modifications to the rights of security holders and use of proceeds	None
Item 15.	Controls and procedures	115, 279, 282
Item 16A.	Audit committee financial expert	21-22
Item 16B.	Code of ethics	19-20
Item 16C.	Principal accountant fees and services	22, 250
Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable
Item 16E.	Purchases of equity securities by the issuer and affiliated purchasers	88, 179-180, 193
Item 16F	Change in Registrant’s Certifying Accountant	Not applicable
Item 16G	Corporate Governance	13
Part III
Item 17 & 18	Financial statements	121-277
Item 19.	Exhibits
Consolidated income statements for the years ended 30 September 2009, 2008 and 2007		122
Consolidated balance sheets as at 30 September 2009 and 2008		123
Consolidated statements of recognised income and expense for the years ended 30 September 2009, 2008 and 2007		124
Consolidated statements of cash flows for the years ended 30 September 2009, 2008 and 2007		125
Notes to the financial statements		126-277
Management’s report on internal control over financial reporting		279
Report of independent registered public accounting firm		280-282

Guide 3 cross-reference index

Page
Part I Distribution of assets, liabilities and stockholder’s equity: interest rates and interest differential
Average balance sheets	82, 194-197
Analysis of net interest earnings	74-75, 79, 194-197
Volume and rate movement	74, 194-197
Part II Investment portfolio
Book value of investments	154-155
Maturity profile	156, 226-227
Book value and market value > 10% of shareholders	154
Part III Loan portfolio
Types of loans	118, 157-158
Maturities and sensitivities of loans to changes in interest rates	159-160
Risk elements
Non-accrual, past due and restructured loans	85-86, 218-219
Potential problem loans	85-86
Foreign outstandings	108
Loan concentrations	Not applicable
Other interest bearing assets	153-156, 213
Part IV Summary of loan loss experience
Analysis of the allowance for loan losses	119-120, 161-164
Allocation of the allowance for loan losses	119-120, 161-164
Part V Deposits	171-172
Part VI Return on equity and assets	68, 83
Part VII Short-term borrowings	175-176

Section 1

Information on Westpac

Corporate governance

Directors’ report

Information on Westpac

Westpac is one of the four major banking organisations in Australia and, through our New Zealand operations, we are also one of the largest banking organisations in New Zealand. We provide a broad range of banking and financial services in these markets, including retail, business and institutional banking and wealth management services.

We have branches, affiliates and controlled entities(1) throughout Australia, New Zealand and the near Pacific region, and maintain offices in some of the key financial centres around the world.

We were founded in 1817 and were the first bank established in Australia. In 1850 we were incorporated as the Bank of New South Wales by an Act of the New South Wales Parliament. In 1982 we changed our name to Westpac Banking Corporation following our merger with the Commercial Bank of Australia. On 23 August 2002, we were registered as a public company limited by shares under the Australian Corporations Act 2001 (Corporations Act).

The 2009 financial year marked a strategically important and transformational period for the Group, with the completion of the merger with St.George Bank Limited on 1 December 2008. The merger provides us with an enhanced growth platform, an expanded customer base, greater distribution capability, an enhanced suite of products and an improved efficiency profile. In addition, we believe that by maintaining and indeed investing more in the separate brands, including Westpac, St.George, RAMS, BankSA, BT Financial Group and Asgard, the Group has increased its strategic flexibility to better meet customer needs.

As at 30 September 2009, our market capitalisation was $77.2 billion(2) and we had total assets of $589.6 billion.

Business strategy

Our vision is to be the leading financial services company in Australia and New Zealand.

We see our fundamental purpose as helping every customer achieve all their financial goals.

Our ambition is to earn all of our customers’ business by delighting them with the service and support that we provide and by serving them as a single team.

Our strategy focuses on customers in our core markets of Australia, New Zealand and the near Pacific region and is based on:

•         developing a deep understanding of our customers’ needs;

•         providing value-added solutions that seek to meet those needs;

•         deepening and building long-term customer relationships; and

•         dramatically improving the experience they have with us.

We have strong values, which are well embedded in our culture. We believe that the following values will help us deliver our strategy:

•         working as one team;

•         delighting customers;

•         integrity;

•         achievement; and

•         valuing each other.

Strategic priorities

Our strategic priorities are particularly centred on improving our distribution and customer offerings, specifically to:

a)    drive a strong, active customer-centric culture to delight our customers by

•         putting the customer at the centre of everything we do;

•         establishing and driving high performing and locally empowered businesses very close to the communities they serve;

•         developing and implementing compelling customer segment strategies, bringing banking and wealth management together for the customer; and

•         strengthening the skills and depth of our people;

b)    become easier to do business with

•         by having processes and solutions designed from the customers’ perspective;

•         through a focus on convenience, simplicity and flexibility; and

•         by achieving integration across all channels.

c)     realise our multi-brand advantage by

•         having a clear, shared vision of success across the Group;

•         offering an even greater choice to customers; and

•         continuing to invest in and support the individual brands across The Westpac Group.

d)    invest in operations improvements to

•         transform service delivery, redesigning processes end-to-end from a customer perspective; strengthen technology capabilities to increase the reliability and consistency of service;

•         focus on driving productivity, eliminating duplication to provide headroom for additional investment; and

•         launch a multi-year technology transformation program to renew our overall technology base.

e)     lead in reputational and sustainability matters

•         by ensuring that each decision we make is consistent with our customer-focused strategy, and by continuing to actively support the communities in which we operate;

•         through further embedding sustainability concepts in all elements of our businesses;

(1)     Refer to Note 39 to the financial statements for a list of our controlled entities as at 30 September 2009.

(2)      Based on the closing share price of our ordinary shares on the Australian Securities Exchange as at 30 September 2009.

•         through on-going joint endeavours with our non-profit partners; and

•         by continuing to develop strong risk management capabilities as a competitive advantage.

By putting the customer at the centre of everything we do, engaging our customers through brands they know and trust, and focusing on the key elements of customer advocacy, we believe we will realise our vision to be the leading financial services company in Australia and New Zealand.

Organisational structure

Our operations comprise the following five key customer-facing business divisions operating under multiple brands, serving around 10 million customers(1):

•         Westpac Retail and Business Banking, which we refer to as WRBB, is responsible for sales, marketing and customer service for all consumer and small-to-medium enterprise customers within Australia under the ‘Westpac’ and ‘RAMS’(2) brands;

•         St.George Bank is responsible for sales, marketing and customer service for our consumer, business and corporate customers in Australia under the St.George brand. It also includes the management and operation of BankSA;

•         BT Financial Group Australia, which we refer to as BTFG, is Westpac’s wealth management business. As a result of the merger with St.George, BTFG now includes operations under the Asgard, Advance, Licensee Select, Magnitude, BankSA, and Securitor brands. BTFG designs, manufactures and distributes financial products that are designed to help our customers achieve their financial goals by administering, managing and protecting their assets;

•         Westpac Institutional Bank, which we refer to as WIB, delivers a broad range of financial services to commercial, corporate, institutional and government customers either based in or with interests in Australia and New Zealand. Customers are supported through Westpac branches and subsidiaries located in Australia, New Zealand, New York, London and Asia; and

•         New Zealand Banking, which provides a full range of retail and commercial banking and wealth management products and services to consumer and business customers throughout New Zealand. New Zealand Banking operates under the Westpac New Zealand, Westpac Life New Zealand and BT New Zealand brands.

Other business divisions in the Group comprise:

•         Pacific Banking, which provides banking services for retail and business customers throughout near South Pacific Island Nations;

•         Group Treasury, which is primarily focused on the management of the Group’s interest rate risk and funding requirements;

•         Product and Operations, which is responsible for consumer and business product development and operations;

•         Technology, which is responsible for developing and maintaining reliable and flexible technology capabilities and technology strategies; and

•         Core Support, which comprises those functions performed centrally including finance, risk, legal and human resources.

These businesses are described in more detail in Section 2, including a summary of net profit and total assets by business division and management discussion and analysis of business division performance.

Structure chart of our businesses

(1)                   All customers, primary and secondary, with an active relationship (excludes channel only and potential relationships) as at 30 September 2009.

(2)      RAMS Home Loans is a home loan franchise distribution business.

Competition

The Australian financial services market is strongly competitive and is likely to become more so as the economy recovers from the current slowdown.

The competition for deposits, in particular, has intensified and may increase further.

We expect competition within the lending market to further intensify as all competitors respond to the changing conditions.

The New Zealand economy has suffered a more significant slowdown in economic activity than Australia. While a number of smaller non-bank institutions have exited the New Zealand market, competition has remained strong.

Outlook(1)

The 2009 financial year was a period of significant change, starting the year in the midst of the global financial crisis, with the world economy deep in recession and ending the year with some economies beginning to recover, confidence improving in Australia and the most intense impact of the financial crisis waning. Through the 2009 financial year, Australia avoided a technical recession and navigated the global downturn, due in part to a strong financial sector, pro-active monetary and fiscal stimulus and Australia’s exposure to the Chinese economy, which rebounded strongly.

The Australian economic outlook for the 2010 financial year is positive overall, and we believe that real GDP growth will be above 2% in the 2010 calendar year. However, we expect conditions to be uneven across the economy, as is typical in the early stages of recovery. A strong upturn in housing construction and a pick-up in Australian Government investment spending are expected to support growth. Current measures of both business and consumer confidence in Australia also point to improved spending. However, ongoing uncertainty about the aftermath of the global financial crisis and the partial reversal of highly stimulatory monetary and fiscal policies are likely to ensure that households and businesses remain cautious.

From a banking sector perspective, Australian credit growth is expected to remain relatively subdued over the coming year from the impacts and lessons from the global financial crisis. We expect housing credit growth to remain at similar levels to the 2009 financial year and business credit growth to continue to experience softness, with the deleveraging process having further to run. Average funding costs are also likely to rise given the intense competition for retail deposits and as wholesale funding continues to be sourced at a cost well above pre-global financial crisis levels.

For The Westpac Group, the 2009 financial year was a transformational year. The Group not only successfully navigated the global financial crisis, but ended the year in strong shape with increased capital ratios, higher provision cover and improved liquidity. The merger with St.George was also a catalyst, increasing the scale and reach of our organisation while our multi-brand strategy created an organisation that can better meet different customer needs. The Group has consistently grown at above financial system growth, with particular strength in key targeted areas of mortgages, deposits and superannuation. In the latter quarter of the 2009 financial year, improving asset markets, particularly equities, has given good momentum to our wealth management business and we are beginning to see new customer flows.

The 2010 financial year will not be without its challenges. In particular, fee income is likely to be lower following changes to fee structures implemented over the year. Treasury and markets income was also very high in the 2009 financial year, and is unlikely to be matched in the year ahead as the significant volatility that contributed to the gains has now abated.

It is important to note that the global financial crisis is likely to have a lasting impact on the operating environment. This is particularly true for the financial system where risk appetites have changed and business models have adjusted.

Changes in the global regulatory environment are also underway, seeking to address some of the systemic issues that emerged in world markets. While some change is inevitable in Australia, we believe the initiatives already undertaken by Westpac to enhance funding, grow liquidity and strengthen our balance sheet puts us in a solid position to respond.

With Australian economic activity improving, The Westpac Group is seeing positive trends in its portfolio, with the growth in stressed assets moderating. The Australian consumer sector has performed very well through this cycle and we expect the sector to continue to perform well in the year ahead.

The merger with St.George is set to continue to deliver benefits in the 2010 financial year, with the full period impact of prior synergies to flow through, and as the Group continues to pursue technology and operations consolidation and to further cross sell, particularly wealth and insurance products. As a result, we believe The Westpac Group is well positioned for the year ahead.

Significant developments

Merger with St.George Bank Limited

On 1 December 2008, Westpac completed its merger with St.George Bank Limited by way of scheme of arrangement. This merger, originally announced on 13 May 2008, was approved by holders of St.George ordinary shares on 13 November 2008 and subsequently approved by the Federal Court of Australia on 17 November 2008. Under the terms of the merger, holders of St.George ordinary shares received 1.31 Westpac ordinary shares for each St.George ordinary share held on the record date. Based on the closing price of Westpac ordinary shares on the Australian Securities Exchange on 17 November 2008 of A$16.32 per ordinary share and the 742,594,256 Westpac ordinary shares issued to holders of St.George ordinary shares as at the record date, the total value of the Westpac ordinary shares issued to St.George ordinary shareholders was A$12.1 billion. St.George currently operates as a wholly owned Westpac subsidiary, however, it is anticipated that Westpac and St.George will become a

(1)       All data and opinions under ‘Outlook’ are generated by our internal economists and management.

single Authorised Deposit-taking Institution (ADI) in the first half of the 2010 calendar year. This will involve transferring the assets, liabilities, business and undertaking of St.George to Westpac. St.George Bank Limited will be deregistered as a separate company immediately after the transfer. The move to a single ADI is driven by regulatory requirements and will not affect the continued operation of Westpac and St.George Bank as separate brands.

Global financial crisis, impairments and ongoing regulatory response

In the first half of the 2009 financial year, the severity of the global financial crisis deepened, which created a period of extreme uncertainty that saw the near closure of financial and funding markets followed by the failure of a number of financial institutions globally, and with many of the world’s major economies in recession. This environment had many impacts on the banking system, including a reduction in funding availability and dramatically increased wholesale funding costs, increased market volatility, declining values in asset markets, a weakening of operating conditions and an escalation in company stress and associated impairments.

Impairment charges increased significantly during the 2009 financial year driven initially by the immediate impacts of the global financial crisis and increased further with the subsequent economic slowdown. For additional information on impairments refer to ‘Review of Group Operations — Impairment Charges 2009 v 2008’ in Section 2.

Globally, there has been a rapid and ongoing regulatory response to the global financial crisis.

Government Guarantee Schemes

As an early response to the global financial crisis, with a view to promoting financial system stability in Australia and ensuring the continued flow of credit through the economy, the Australian Government announced that it would guarantee deposits held with eligible Australian ADIs (including Westpac, its foreign branches and St.George Bank) for a three year period from 12 October 2008. The guarantee applies to the first $1 million of ‘protected accounts’ per customer per ADI without charge. The Australian Government also provided a guarantee facility for deposits of amounts over $1 million and for wholesale funding of an eligible ADI, in return for a fee payable by the ADI, provided an eligibility certificate has been issued in respect of the liability. The fee applicable to Westpac and St.George is currently 70 basis points (or 0.70%) of the amount guaranteed per annum. The New Zealand Government implemented similar schemes within that jurisdiction.

Remuneration

In response to the global financial crisis, the Australian Government and regulators are implementing a number of changes that seek to ensure that companies align their remuneration policies with sustainable company performance.

Legislation proposed by the Australian Government, regulating termination payments to directors and key management, is currently being considered by Parliament. The legislation will significantly lower the threshold for requiring shareholder approval of termination payments, to payments exceeding one year’s base salary.

The Australian Productivity Commission has released its draft recommendations for reform of Australia’s executive remuneration regulatory framework with the final recommendations and report expected in December 2009.

In addition, the Australian Prudential Regulation Authority (APRA) will amend its Prudential Standards on governance and remuneration, effective from 1 April 2010, to require that remuneration practices of ADIs, life companies and general insurers, align with and support, long-term financial soundness and prudent risk taking.

Liquidity

In addition, APRA is proposing to enhance the prudential standards for liquidity risk management for ADIs. The proposed changes include:

•         enhancing qualitative requirements, consistent with the ‘Principles for Sound Liquidity Risk Management and Supervision’ issued by the Basel Committee on Banking Supervision in September 2008; and

•         strengthening quantitative requirements to ensure ADIs meet a minimum acceptable level of resilience under normal and stress conditions.

APRA intends to issue final standards and reporting forms in the first half of 2010, although this timetable may be amended as international initiatives in this area evolve. A consultation process is currently being undertaken and details of the proposed liquidity enhancements may change through that process. Until there is greater clarity regarding the new prudential requirements, any impact on Westpac cannot be determined.

Changes to accounting standards

In further response to the global financial crisis, governments, regulators and accounting standard setters are working to revise accounting standards. The objective is to achieve convergence towards a single set of high-quality, global and independent accounting standards. The specific areas that have been targeted include accounting for financial instruments, loan-loss provisioning, off-balance sheet exposures, and the impairment and valuation of financial assets. We expect that there will be a number of new standards issued in calendar year 2010 that may require changes to our current accounting approaches.

Further regulatory developments

The Australian Federal Government has embarked on a program of regulatory reform, which will affect Westpac. This includes:

•         credit law reform;

•         the introduction of an unfair contracts regime in relation to contracts with consumers;

•         margin lending reform;

•         superannuation changes; and

•         the introduction of a new regulatory framework for personal property securities.

Westpac continues to review these developments and will be amending its systems, processes and operations to align with regulatory changes as they occur.

Operating model review in New Zealand

Until 1 November 2006, Westpac Banking Corporation conducted its operations within New Zealand in a branch structure. On that date, and after extensive consultation with the Reserve Bank of New Zealand (RBNZ), Westpac adopted a dual registration operating model, including a locally incorporated subsidiary, Westpac New Zealand Limited (WNZL), to conduct its retail and business banking activities in New Zealand, and a branch, Westpac Banking Corporation New Zealand Branch (NZ Branch) to conduct its institutional and financial markets activities. The conditions of registration of each of WNZL and NZ Branch are consistent with these operating model arrangements. In 2008, it became apparent that both WNZL and NZ Branch had been non-compliant with certain of their conditions of registration. Consequently, the RBNZ asked Westpac to review the structure of its operating model in New Zealand to ensure that it is able to sustain durable compliance with the RBNZ’s prudential policies. Accordingly, it was agreed that an independent review would take place, with the terms of reference for the review established through consultation between the RBNZ, WNZL and NZ Branch. The review was conducted under the well established processes and framework of section 95 of the Reserve Bank of New Zealand Act 1989. The report from the independent reviewer to the RBNZ was completed on 30 September 2009. The report contained various observations, which are being considered by the Westpac Banking Corporation and WNZL Boards. The independent reviewer made some observations regarding some aspects of WNZL’s compliance with the RBNZ’s outsourcing policy (BS11) which WNZL is currently addressing. Operating model and governance changes that may result from this process will be the subject of future discussions with the RBNZ and will be appropriately disclosed.

Changes to exception fees

On 3 August 2009, Westpac announced that both Westpac and St.George would reduce exception fees on consumer and business accounts and credit cards to $9.00, effective 1 October 2009 following progressive reductions in exception fees over the preceding 18 months. The relevant fees include account overdrawn fees, outward dishonour fees, periodic payments not made, and credit card missed payment and over the limit fees. The reduction in fees is expected to impact The Westpac Group results for the 2010 financial year by reducing revenue and net profit by approximately $300 million and $210 million, respectively.

Litigation

New Zealand Inland Revenue Department

Tax assessments for nine structured finance transactions undertaken between 1998 and 2002 have been the subject of proceedings between Westpac and the Commissioner of Inland Revenue (CIR) New Zealand. The proceedings challenged amended assessments issued by the CIR in respect of Westpac’s tax treatment of these transactions. The High Court in Auckland found in favour of the CIR on four representative transactions. When taking into account all of the nine transactions, the financial cost of the judgment would be NZ$918 million (A$753 million), made up of core tax of NZ$586 million and interest of NZ$332 million. This amount has been fully provided for in our financial statements for the year ended 30 September 2009. Additional information is included in Note 37 to the financial statements.

Capital transactions

As part of implementing the merger with St.George, and in addition to issuing 742,594,256 Westpac ordinary shares to holders of St.George ordinary shares as discussed above under ‘Merger with St.George Bank Limited’, Westpac acquired St.George’s SAINTS securities on 1 December 2008 for $350 million and St.George redeemed its SPS, CPS and CPS II Tier 1 securities on 31 March 2009 for a combined face value of $875 million.

Westpac also undertook a number of significant initiatives to increase its Tier 1 capital during the year ended 30 September 2009.

On 16 December 2008, Westpac issued 156,250,000 fully paid ordinary shares at an issue price of $16.00 each in an underwritten institutional share placement that raised in the aggregate $2.5 billion in capital. These ordinary shares rank equally with existing ordinary shares in Westpac, other than with respect to Westpac’s dividend for the financial year ended 30 September 2008 to which holders of these new ordinary shares were not entitled. In February 2009, Westpac issued $441 million of ordinary shares to shareholders under a share purchase plan.

In administering Westpac’s Dividend Reinvestment Plan, 29,622,866 ordinary shares were issued at a price of $16.13 in respect of Westpac’s 2008 final dividend and 29,135,654 ordinary shares were issued at a price of $18.46 in relation to the 2009 interim dividend.

In addition, Westpac entered into an agreement with J.P. Morgan Australia Limited to underwrite 100% of Westpac’s 2008 final dividend, which resulted in the issue of $887 million of ordinary shares to the underwriter, in addition to the ordinary shares issued to Dividend Reinvestment Plan participants.

Finally, on 31 March 2009, Westpac issued $908 million of new non-innovative residual Tier 1 securities known as Westpac SPS II.

Supervision and regulation

Australia

Within Australia we are subject to supervision and regulation by five principal agencies: the Australian Prudential Regulation Authority (APRA); the Reserve Bank of Australia (RBA); the Australian Securities and Investments Commission (ASIC); the Australian Securities Exchange (ASX); and the Australian Competition and Consumer Commission (ACCC).

APRA is responsible for the prudential supervision of banks, credit unions, building societies, life and general insurance companies, friendly societies and most superannuation (pension) funds. APRA’s roles include the establishment and enforcement of prudential standards and practices designed to ensure that, under all reasonable circumstances, financial promises made by the institutions it supervises are met.

As an ADI, we report prudential information to APRA including in relation to capital adequacy, large exposures, credit quality and liquidity. Our controlled entities in Australia that are authorised insurers and trustees of superannuation funds are also subject to the regulatory regime of APRA. Reporting is supplemented by consultations, on-site inspections and targeted reviews. Our external auditors also have an obligation to report on compliance with certain statutory and regulatory banking requirements and on any matters that in their opinion may have the potential to materially prejudice the interests of depositors and other stakeholders.

Australia’s risk-based capital adequacy guidelines are generally consistent with the approach agreed upon by the Basel Committee on Banking Supervision. Refer to ‘Capital Resources — Basel Capital Accord’ in Section 2.

The RBA is responsible for monetary policy, maintaining financial system stability and promoting the safety and efficiency of the payments system. The RBA is an active participant in the financial markets, manages Australia’s foreign reserves, issues Australian currency notes and serves as banker to the Australian Government.

ASIC is the national regulator of Australian companies. Its primary responsibility is for regulation and enforcement of company, financial markets and financial services laws that protect consumers, investors and creditors. With respect to financial services, it promotes honesty and fairness through the provision of consumer protection, using as necessary its regulatory powers to enforce laws relating to deposit-taking activities, general insurance, life insurance, superannuation, retirement savings accounts, securities (such as shares, debentures and managed investments) and futures contracts and financial advice. ASIC will become the principal regulator of consumer credit providers in 2010 following the introduction of new national consumer credit regulation.

The ASX operates Australia’s primary national market for securities issued by listed companies. Some of our securities (including our ordinary shares) are listed on the ASX and we therefore have obligations to comply with the ASX Listing Rules that have statutory backing under the Corporations Act. Oversight of listed companies’ compliance with the ASX Listing Rules is currently shared between the ASX and ASIC. The Australian Government has recently announced that ASIC will take over the supervision and surveillance of financial markets and broker participants, effective in the third quarter of 2010 calendar year. Currently this function is performed by ASX Markets Supervision. Individual markets will retain supervision of entities listed upon them.

The ACCC is an independent statutory authority responsible for the regulation and prohibition of anti-competitive and unfair market practices and mergers and acquisitions in Australia. Its objectives are to ensure that corporations do not act in a way that may have the effect of eliminating or reducing competition, and to oversee product safety and liability issues, pricing practices and third party access to facilities of national significance. The ACCC’s role in consumer protection complements that of Australian State and Territory consumer affairs agencies that administer the unfair trading legislation of their jurisdictions.

The Australian Government’s present policy, known as the ‘four pillars policy’, is that there should be no fewer than four major banks to maintain appropriate levels of competition in the banking sector. Under the Financial Sector (Shareholding) Act, the Australian Government’s Treasurer must approve an entity acquiring a stake in a financial sector company of more than 15%.

Proposals for foreign acquisitions of Australian banks are subject to approval by the Australian Government under the Australian Foreign Acquisitions and Takeovers Act 1975.

As discussed above, in response to the global financial crisis, governments are reviewing the regulation and supervision of, in particular, financial institutions which may result in legislative, regulatory, and prudential changes in various jurisdictions, including Australia and New Zealand.

New Zealand

The Reserve Bank of New Zealand (RBNZ) is responsible for the supervision of the New Zealand banking industry. This is primarily achieved through an extensive disclosure regime that requires all banks to publish financial statements on a quarterly basis, which also incorporates director attestation on a bank’s risk management disciplines.

It is a policy of the RBNZ that all systemically important banks must incorporate as a local entity in New Zealand and comply with New Zealand prudential requirements, rather than operate through a branch structure. Until 1 November 2006, we conducted our New Zealand business through a branch (NZ Branch), however, the NZ Branch was deemed to be a systemically important bank and therefore required to incorporate locally.

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

The reorganisation of our New Zealand business was facilitated by legislation, which was the only means by which our New Zealand consumer and business banking operations could be vested in Westpac New Zealand Limited efficiently, economically and without affecting the continuity of the provision of those banking services. The Westpac New Zealand Act 2006 provided for the vesting of designated NZ Branch assets and liabilities in Westpac New Zealand Limited on 1 November 2006.

In light of the global financial crisis, the RBNZ and other regulators are reviewing prudential regulation, particularly for systematically important banks. The ‘dual registration’ model under which we operate in New Zealand has recently been under review and may be subject to change, as discussed above under ‘Significant developments — Operating model review in New Zealand’.

The Banking Act 1959 (Australia) gives priority over our Australian assets to Australian depositors. Accordingly, unsecured creditors and depositors of the remaining NZ Branch will rank after our Australian depositors in relation to claims against Westpac Banking Corporation’s Australian assets.

Based on the statement of financial position, as at 30 September 2009, the carrying value of the New Zealand assets of the NZ Branch of Westpac Banking Corporation was greater than its New Zealand deposit liabilities.

United States

Our New York branch is a US federally licensed branch and, as such, is subject to supervision, examination and extensive regulation by the US Office of the Comptroller of the Currency and the Board of Governors of the Federal Reserve System (the US Federal Reserve) under the US International Banking Act of 1978 (IBA) and related regulations. Under the IBA, we may not open any branch, agency or representative office in the US or acquire more than 5% of the voting stock of any US bank without the prior approval of the US Federal Reserve.

A US federal branch must maintain, with a US Federal Reserve member bank, a capital equivalency deposit as prescribed by the US Comptroller of the Currency in an amount which is the greater of:

•         the amount of capital that would be required of a national bank organised at the same location; or

•         5% of the total liabilities (excluding, among other things, liabilities to affiliates and liabilities of any international banking facilities) of the US federal branch.

In addition, a US federal branch is examined by the US Comptroller of the Currency at least once each calendar year and periodically by the US Federal Reserve. The examination covers risk management, operations, credit and asset quality and compliance with the record-keeping and reporting requirements that apply to national banks, including the maintenance of its accounts and records separate from those of the foreign bank and any additional requirements prescribed by the US Comptroller of the Currency.

A US federal branch of a foreign bank is, by virtue of the IBA, subject to the receivership powers exercisable by the US Comptroller of the Currency.

At this time we have not elected to become, and therefore we are not, a financial holding company as defined in the Gramm-Leach-Bliley Act of 1999.

The Obama Administration has proposed financial regulatory reform legislation that would make significant changes in the existing US regulatory system for banks and other financial institutions. Individual members of the US Congress have also indicated that they intend to propose their own versions of financial regulatory reform legislation in the current session of Congress. It is not possible to predict whether or in what form any such legislation might be enacted. Nor is it possible to predict what effects such legislation, if enacted, would have on a foreign bank such as Westpac that operates a branch in the United States.

Anti-Money Laundering Regulation

Australia

Westpac has a Group-wide program to manage changes required by the Anti-Money Laundering and Counter Terrorism Financing Act 2006, scheduled for introduction in March 2010. We continue to actively consult with the regulator, Australian Transactions Reports and Analysis Centre (AUSTRAC), on those implementation activities. All changes required for identifying new customers have been completed. The remaining work centres on implementing changes to support ongoing monitoring and reporting of suspicious transactions. These changes will be completed in the first half of 2010.

United States

The USA Patriot Act requires US financial institutions, including the US branches of foreign banks, to take certain steps to prevent, detect and report individuals and entities involved in international money laundering and the financing of terrorism. The required actions include verifying the identity of financial institutions, terminating correspondent accounts for foreign ‘shell banks’ and obtaining information about the owners of foreign bank clients and the identity of the foreign bank’s agent for service of process in the US. Many of the new anti-money laundering compliance requirements of the USA Patriot Act are consistent with the anti-money laundering compliance obligations previously imposed on US financial institutions, including the US branches of foreign banks, under the Bank Secrecy Act and under regulations of the applicable US bank regulatory agency such as the US Comptroller of the Currency. These include requirements to adopt and implement an effective anti-money laundering program, report suspicious transactions or activities, and implement due diligence procedures for correspondent and other customer accounts. The USA Patriot Act and other recent events have resulted in heightened scrutiny of Bank Secrecy Act and anti-money laundering compliance programs by US federal bank regulatory and law enforcement authorities.

Outsourcing contracts

Westpac’s significant long-term contracts are summarised in Note 35 to the financial statements.

Legal proceedings

Our entities are defendants from time-to-time in legal proceedings arising from the conduct of our business. We have contingent liabilities in respect of actual and potential claims and proceedings that have not been determined. Material legal proceedings are described in Note 37 to the financial statements. An assessment of likely losses is made on a case-by-case basis for the purposes of the financial statements and specific provisions have been made where appropriate, as described in Note 37 to the financial statements.

Principal office

Our principal office is located at 275 Kent Street, Sydney, New South Wales, 2000, Australia. Our telephone number for calls within Australia is 132 032 and our international telephone number is (+61) 2 9293 9270.

Corporate Governance

Introduction

This statement describes our corporate governance framework, policies and practices as at 4 November 2009.

Framework and approach

Our approach to corporate governance is based on a set of values and behaviours that underpin day-to-day activities, provide transparency and fair dealing, and protect stakeholder interests.

This approach includes a commitment to excellence in governance standards, which Westpac sees as fundamental to the sustainability of our business and its performance. This includes monitoring local and global developments in corporate governance and their implications for us.

Australia

In Australia, we take into account the revised Corporate Governance Principles and Recommendations (ASXCGC’s Recommendations) published in August 2007 by the ASX Corporate Governance Council (ASXCGC), and the Corporations Act 2001 (Corporations Act). As an ADI, we must also comply with good governance requirements prescribed by the Australian Prudential Regulation Authority (APRA) under Prudential Standard APS 510 Governance.

This statement addresses each of the eight ASXCGC’s Recommendations with an explanation of our corporate governance practices, demonstrating our compliance with each Recommendation. A checklist summarising our compliance is included at the end of this statement.

Further details about the ASXCGC’s Recommendations can be found on the ASX website www.asx.com.au.

New Zealand

Westpac also has ordinary shares quoted on the New Zealand Stock Market (NZSX). As an overseas listed issuer in New Zealand, we are deemed to satisfy and comply with the NZSX Listing Rules, provided that we remain listed on the ASX and comply with the ASX Listing Rules.

The ASX, through the ASXCGC’s Recommendations, and the New Zealand Exchange (NZX) have adopted a similar ‘comply or explain’ general approach to corporate governance. However, the ASXCGC’s Recommendations may materially differ from the corporate governance rules and the principles of the NZX’s Corporate Governance Best Practice Code.

United States

Westpac has American Depositary Shares (ADS) quoted on the New York Stock Exchange (NYSE). Under the NYSE listing rules, foreign private issuers are permitted to follow home country practice in respect of corporate governance in lieu of the NYSE listing rules. However, we are still required to comply with certain audit committee and additional notification requirements.

We are in compliance with all NYSE listing rules applicable to us in all material respects.

Under the NYSE listing rules, foreign private issuers are required to disclose any significant ways in which their corporate governance practices differ from those followed by domestic United States companies. We have compared our corporate governance practices to the corporate governance requirements of the NYSE listing rules and note the significant differences below.

The NYSE listing rules require that, subject to limited exceptions, shareholders be given the opportunity to vote on equity compensation plans and material revisions to those plans.

In Australia there are no laws or stock exchange listing rules that require shareholder approval of equity-based incentive plans (other than for Directors) or individual grants under the plans (other than awards to Directors, including the CEO). However, for equity-based incentive plans introduced since 2006, shareholder approval has been obtained, including for the Westpac Reward Plan, our Restricted Share Plan, and the Chief Executive Officer’s (CEO) equity-based remuneration. Employee equity plans introduced in 2002 that have not been approved by shareholders include the Westpac Performance Plan, the Employee Share Plan, and the Deferral Share Plan.

All of these plans have been disclosed in the Remuneration Report in Section 9 of the Directors’ Report, which is subject to a non-binding shareholder vote at the Annual General Meeting (AGM). The details of all grants under our equity-based incentive plans have been disclosed in Note 26 of our financial statements for the year ended 30 September 2009.

The NYSE listing rules provide that the Nominations Committee’s responsibilities should include selecting, or recommending that the Board select, the Director nominees for the next annual meeting for shareholders.

Our constitution states that at each AGM one-third of our Directors (excluding the CEO and any Director appointed during the year to fill a casual vacancy) and any other Director who has held office for three or more years since their last election, must retire. In 2009, only one of our Directors met this three year threshold. A determination needed to be made regarding which additional two Directors would retire and seek re-election at the 2009 AGM. Westpac considered that it was appropriate for the full Board, rather than the Nominations Committee, to determine the Board candidates for retirement under the rotation policy, and to review and recommend their re-election by shareholders at the 2009 AGM.

Websites

This statement and a range of documents referred to in it are available on our corporate governance website at www.westpac.com.au/corpgov. This website is regularly updated and contains copies and summaries of our charters, principles and policies. These documents are also available to our shareholders in print from our Investor Relations department.

Focus and events in 2009

•         Merger with St.George Bank Limited successfully completed. Governance, risk and reporting structures have allowed integration to proceed smoothly, and deliver on customer-centric multi-brand strategy despite the complexities associated with a merger of this scale and the challenging external environment arising from the global financial crisis.

•         Managing through the challenging and volatile economic and financial conditions resulting from the global financial crisis. Strong risk and capital management, and a culture of pro actively identifying and acting on emerging issues, have enabled us to continue to support our customers through this difficult period.

•         We have established a Board Technology Committee to have focused, rigorous oversight of information technology within the Group, and approve strategies and their implementation, and related policies. A comprehensive IT strategy for the Group has been developed and approved, and robust governance established to facilitate implementation of the associated program of work.

•         With the release of our first Prudential Market Disclosure Report (Pillar 3 Report) in November 2008, and the following quarterly disclosures, we now provide additional information on our regulatory capital, risk exposures and risk management practices. The Pillar 3 Report release marked the completion of Westpac’s adoption of all elements of the Basel Capital Accord (Basel II) framework.

•         Governance of sustainability performance was enhanced with the formalisation of the Group-wide Sustainability Council. Further, Westpac’s Community Consultative Council, which is chaired by our CEO and has senior representation from key external stakeholder groups, convened a special meeting on financial hardship.

•         Continued top (10.0) rating by GovernanceMetrics International in our 19th consecutive assessment — one of only 43 so rated out of over 4,200 companies assessed.

Governance framework

The Executive Team, Disclosure Committee and Executive Risk Committees sit beneath the CEO and the Board Committees to implement Board-approved strategies, policies and management of risk across the Group.

Board, committees and oversight of management

Board of Directors

Roles and responsibilities

The Board Charter outlines the roles and responsibilities of the Board. Key responsibilities in summary are:

•         approving the strategic direction of The Westpac Group;

•         evaluating Board performance and determining Board size and composition;

•         appointing and determining the duration, remuneration and other terms of appointment of the CEO and Chief Financial Officer (CFO), and ratifying the appointments of other senior executives;

•         evaluating the performance of the CEO and CFO, and monitoring the performance of other senior executives;

•         Board, CEO and CFO succession planning;

•         approval of the annual budget and financial statements and monitoring performance against the approved budget;

•         determining our dividend policy;

•         determining our capital structure;

•         approving our risk management strategy and frameworks, and monitoring their effectiveness;

•         considering the social, ethical and environmental impact of our activities and monitoring compliance with our sustainability policies and practices;

•         maintaining a constructive and ongoing relationship with the exchanges and regulators, and approving policies regarding disclosure and communications with the market and our shareholders; and

•         internal governance including delegated authorities, policies for appointments to our controlled entity Boards and monitoring resources available to senior executives.

Delegated authority

The constitution and the Board Charter enable the Board to delegate to Committees and management.

The roles and responsibilities delegated to the Board Committees are captured in the Charters of each of the six established Committees, namely:

•         Audit;

•         Risk Management;

•         Nominations;

•         Remuneration;

•         Sustainability; and

•         Technology.

The Board establishes other Committees from time to time to consider matters of special importance or to exercise specific delegated authority from the Board.

The Board has also delegated to the CEO, and through the CEO to other executives, responsibility for the day-to-day management of our business. The scope of, and limitations to, management delegated authority is clearly documented and covers areas such as operating and capital expenditure, funding and securitisation, and lending. The Delegated Authority Policy Framework outlines principles to govern decision-making within the Group including appropriate escalation and reporting to the Board. These delegations balance effective oversight with appropriate empowerment and accountability of management.

Independence

Together, the Board members have a broad range of relevant financial and other skills and knowledge combined with the extensive experience necessary to guide our business. Details are set out in Section 1 of the 2009 Directors’ Report.

All of our Non-executive Directors satisfy our criteria for independence, which are consistent with those applied by the NYSE.

The Board assesses the independence of our Directors on appointment and annually. Each Director provides an annual attestation of his or her interests and independence.

Directors are considered independent if they are independent of management and free from any business or other relationship that could materially interfere with, or reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgment. Materiality is assessed on a case-by-case basis by reference to each Director’s individual circumstances rather than by applying general materiality thresholds. The assessment has regard to the criteria applied by the NYSE and SEC.

Each Director is expected to disclose any business or other relationship which he or she has directly or as a partner, shareholder or officer of a company or other entity that has an interest, or a business or other relationship, with Westpac or a related entity. The Board considers information about any such interests or relationships, including any related financial or other details, when it assesses the Director’s independence.

Size and membership of Board Committees as at 30 September 2009

	Status	Board Audit Committee	Board Risk Management Committee	Board Nominations Committee	Board Remuneration Committee	Board Sustainability Committee	Board Technology Committee
Ted Evans	Chairman, Non-executive, Independent	✓	✓	Chair ✓			✓
John Curtis	Deputy Chairman, Non-executive, Independent	✓	✓		✓
Gail Kelly	CEO, Executive					✓	✓
Elizabeth Bryan	Non-executive, Independent	✓	✓	✓			Chair ✓
Gordon Cairns	Non-executive, Independent	✓	✓	✓	Chair ✓
Peter Hawkins	Non-executive, Independent	✓	✓				✓
Carolyn Hewson	Non-executive, Independent	✓	Chair ✓	✓	✓
Lindsay Maxsted	Non-executive, Independent	Chair ✓	✓	✓
Graham Reaney	Non-executive, Independent	✓	✓			✓
Peter Wilson	Non-executive, Independent	✓	✓	✓		Chair ✓

The charts below demonstrate that our Board comprises a majority of independent Directors and the tenure of our current Directors.

Length of tenure of Non-executive Directors	Balance of Non-executive and executive Directors

The Chairman

The Board elects one of the independent Non-executive Directors as Chairman. Our Chairman is Ted Evans. The Chairman’s role includes:

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

The Deputy Chairman

Our Deputy Chairman is John Curtis. The Deputy Chairman’s role includes:

•         chairing Board, Board Nominations Committee and shareholder meetings when the Chairman is unable to do so; and

•         undertaking additional matters on the Chairman’s behalf as requested by the Chairman.

CEO

Our CEO is Gail Kelly. The CEO’s role includes:

•         effective leadership of the management team;

•         the development of strategic objectives for the business; and

•         the day-to-day management of the Group’s operations.

Board meetings

The Board has 11 scheduled meetings each year, with additional meetings held as required. In July each year the Board discusses our strategic plan and approves our overall strategic direction. The Board also conducts a half year review of our strategy. The Board also conducts workshops on specific subjects throughout the year. Board meetings are characterised by robust exchanges of views, with Directors bringing their experience and independent judgment to bear on the issues and decisions at hand.

Non-executive Directors regularly meet without management present, so that they can discuss issues appropriate to such a forum. In all other respects, senior executives are invited to participate in Board Meetings. They also are available to be contacted by Directors between meetings.

Meetings attended by Directors for the 2009 financial year are reported in Section 8 of the 2009 Directors’ report.

Nomination and appointment

The Board Nominations Committee is responsible for:

•         developing and reviewing policies on Board composition, strategic function and size;

•         annually evaluating performance and effectiveness of the Board, its Committees and individual Directors;

•         succession planning for the Non-executive Directors;

•         developing and implementing induction programs for new Directors and ongoing education for existing Directors;

•         developing eligibility criteria for the appointment of Directors;

•         recommending appointment of Directors to the Board;

•         considering and recommending candidates for appointment to the Boards of relevant subsidiaries; and

•         reviewing our corporate governance policies having regard to international corporate governance standards.

The Board Nominations Committee assesses nominations of new Directors against a range of criteria including the candidate’s background, experience, professional skills, personal qualities, whether their skills and experience will complement the existing Board and their availability to commit themselves to the Board’s activities. External consultants are used to access a wide base of potential Directors.

New Directors receive a letter of appointment, which sets out the expectations of the role, conditions of appointment including expected term of appointment, and remuneration. This letter conforms to the ASXCGC’s Recommendations.

Term of office

The Board may appoint a new Director, either to fill a casual vacancy or as an addition to the existing Directors, provided the total number of Directors does not exceed 15 Non-executive Directors and three Executive Directors. Except for the Managing Director, a Director appointed by the Board holds office only until the close of the next AGM but is eligible for election by shareholders at that meeting.

Our constitution states that, at each AGM, one-third of our Directors, and any other Director who has held office for three or more years since their last election, must retire. In determining the number of Directors to retire, no account is to be taken of Directors holding casual vacancy positions or of the CEO. The Directors to retire by rotation are those who have been the longest in office. A retiring Director holds office until the conclusion of the meeting at which he or she retires but is eligible for re-election by shareholders at that meeting.

The Board makes recommendations concerning the election or re-election of any Director by shareholders. In considering whether to support a candidate, the Board takes into account the results of the Board performance evaluation conducted during the year. In addition to the relevant information on the candidates provided to shareholders in the Notice of Meeting, the candidates are invited to give a short presentation at the AGM.

The Board has a Tenure Policy, which limits the number of terms of office that any Non-executive Director other than the Chairman may serve to the longer of three consecutive terms or nine years. The maximum tenure for the Chairman is the longer of four terms or twelve years (inclusive of any term as a Director prior to being elected as Chairman), from the date of first election by shareholders.

Education

On appointment, all Directors are offered an induction program appropriate to their experience to familiarise them with our business, strategy and any current issues before the Board. The induction program includes meetings with the Chairman, the CEO, the Board Committee Chairs, each Group Executive and the Chief Strategy Officer.

The Board encourages Directors to continue their education by participating in workshops held throughout the year, attending relevant site visits and undertaking relevant external education.

Access to information and advice

All Directors have unrestricted access to company records and information, and receive regular detailed financial and operational reports from executive management. Each Director also enters into an access and indemnity agreement which, amongst other things, provides for access to documents up to seven years after his or her retirement as a Director.

The Chairman and other Non-executive Directors regularly consult with the CEO, CFO, and other senior executives and may consult with, and request additional information from, any of our employees.

All Directors have access to advice from the Group Executive, Counsel and Secretariat.

In addition the Board collectively, and all Directors individually, have the right to seek independent professional advice, at our expense, to help them carry out their responsibilities. While the Chairman’s prior approval is needed, it may not be unreasonably withheld.

Company secretaries

The Board is responsible for the appointment of our two Company Secretaries. The Group Executive, Counsel and Secretariat attends Board and Committee meetings and is responsible for providing Directors with advice on legal and corporate governance issues. The Head of Group Secretariat is responsible for the operation of the secretariat function, including implementing our governance framework and, in conjunction with management, giving practical effect to the Board’s decisions.

Profiles of our Company Secretaries are set out in Section 1 of the 2009 Directors’ report.

Committees

Composition and independence

Committee members are chosen for the skills and experience they can contribute to the respective Committees. All of the Committees comprise independent Non-executive Directors. The CEO is also a member of the Board Sustainability and Board Technology Committees.

Operation and reporting

Scheduled meetings of the Board Committees occur quarterly, with the exception of the Board Sustainability and Board Technology Committees which have scheduled meetings three times a year. All Committees are able to meet more frequently as necessary. Each Committee is entitled to the resources and information it requires and has direct access to our employees and advisers. The CEO attends all Committee meetings, except where she has a material personal interest in a matter being considered. Senior executives and other selected employees are invited to attend Committee meetings as required. All Directors receive all Committee papers and can attend any Committee meeting, provided there is no conflict of interest.

Performance

Board, Committees and Directors

The Board undertakes ongoing self-assessment as well as commissioning an annual performance review by an independent consultant.

The performance review process conducted in 2009 included interviews with Directors and a number of senior executives. The review was wide-ranging, with outputs collected and analysed and presented to the Board. The Chairman also discussed the results with individual Directors and Committee Chairs.

The full Board (excluding the Chairman) reviewed the results of the performance review of the Chairman. These results were then privately discussed between the Chairman and Deputy Chairman.

Management

The Board, in conjunction with its Board Remuneration Committee, is responsible for approving the performance objectives and measures for the CEO and other senior executives and providing input into the evaluation of performance against these objectives. The Board Risk Management Committee also refers to the Board Remuneration Committee any matters that come to its attention that are relevant with respect to remuneration policy or practices.

The management performance evaluations for the 2008 financial year were conducted in November 2008. Management performance evaluations for the 2009 financial year will be conducted at the end of the 2009 calendar year.

There is a further discussion on performance in the Remuneration Report in the 2009 Directors’ report.

All new senior executives are provided with extensive briefing on our strategies and operations, and the respective roles and responsibilities of the Board and senior management.

Ethical and responsible decision-making

Code of Conduct and Principles for Doing Business

Our ‘Code of Conduct’ sets out seven values that we believe will maintain the trust and confidence placed in us by our customers, shareholders, suppliers and the community at large. We recognise that this trust can only be retained by acting ethically and responsibly in all our dealings and by seeking to continually improve in all that we do. The Code of Conduct applies to all of our employees and contractors and is supported by the Board. The seven values are that:

•         we act with honesty and integrity;

•         we respect the law and act accordingly;

•         we respect confidentiality and do not misuse information;

•         we value and maintain our professionalism;

•         we work as a team;

•         we manage conflicts of interest responsibly; and

•         we strive to be a good corporate citizen and achieve community respect.

Our ‘Principles for Doing Business’ (the Principles) set out how we aim to conduct ourselves across our business in the areas of:

•         governance and ethical practices;

•         employees;

•         customers;

•         environment;

•         community; and

•         suppliers.

The Principles are also aligned with significant global initiatives that promote responsible business practices. Our Principles apply to all Directors and employees. We report our performance against them annually.

We also have a range of internal guidelines, communications and training processes and tools, including an online learning module entitled ‘Doing the Right Thing’, which apply to and support our Code of Conduct and Principles.

In addition to our Code of Conduct and Principles, we have a number of key policies to manage our compliance and human resource requirements. We also voluntarily subscribe to a range of external industry codes, such as the Code of Banking Practice and the Electronic Funds Transfer Code of Conduct.

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

•         comply with applicable laws, rules and regulations;

•         promptly report violations of the Code; and

•         be accountable for adherence to the Code.

Conflicts of interest

Westpac has a conflicts of interest framework, which includes a Group policy supported by more specific policies and guidelines aimed at recognising and managing potential conflicts.

The Board

All Directors are required to disclose any actual or potential conflict of interest upon appointment and are required to keep these disclosures to the Board up to date.

Any Director with a material personal interest in a matter being considered by the Board must declare their interest and, unless the Board resolves otherwise, may not be present during boardroom discussions or vote on the relevant matter.

Our employees

Our employees are not permitted to participate in activities that involve a conflict with their duties and responsibilities or which are prejudicial to our business. We expect our employees to:

•         avoid conflicts of interest;

•         obtain consent from senior management before accepting a directorship on the board of a non-Westpac Group company;

•         disclose any material interests they have with our customers or suppliers to their manager and not be involved with customer relationships where they have such an interest;

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

Fit and Proper Person Assessments

Our Fit and Proper Policy complies with the related APRA Prudential Standards and ASIC Guidelines. In accordance with that policy, we assess the fitness and propriety of our Directors and also of employees who perform specified roles. The Board Nominations Committee and the Board are responsible for assessing the main Board Directors and Non-executive Directors on subsidiary Boards. The Chairman has delegated authority from the Board to make fit and proper assessments for senior executives. An executive Fit and Proper Committee assesses other employees. In all cases the individual is asked to provide a detailed declaration and background checks are undertaken. Assessments are performed upon appointment to the relevant position and are re-assessed annually.

Concern reporting and whistleblowing

Under our Whistleblower Protection Policy, our employees are encouraged to raise any concerns of activities or behaviour that may be unlawful or unethical with either management, the human resources team (People), the compliance team or the Fraud and AML Control business unit. Concerns may include suspected breaches of the Code of Conduct, the Principles and any internal policy or regulatory requirement.

Employees can also raise these concerns on an anonymous basis through either of our internal or external whistleblower reporting mechanisms; logging their report onto an internal reporting system (Concern Online); or by telephone or email to an external and independent professional services firm with employees who are trained in confidential reporting and whistleblower protection (Employee Concern Hotline).

Employees may also choose to involve the Whistleblower Protection Officer, who is responsible for protecting the employee against disadvantage.

We investigate concerns raised in a manner that is fair, objective and affords natural justice to all people involved. If the investigation shows that wrongdoing has occurred, we are committed to changing our processes and taking action in relation to employees who have behaved incorrectly. Where illegal conduct has occurred, this may involve reporting the matter to relevant authorities.

The concern reporting system meets all relevant Australian and New Zealand legislative requirements, including the Australian Standard AS8004 (Whistleblower Protection Programs for Entities), in addition to our obligations under the United States Sarbanes-Oxley Act of 2002. The system is monitored and reviewed annually and statistics about concerns raised are reported quarterly to both the Board Risk Management Committee and the Westpac Group Operational Risk & Compliance Committee.

Securities trading

Westpac Directors and all Westpac employees are restricted from dealing in our shares and other financial products if they are in possession of inside information. They are also prohibited from passing on inside information to others who may use that information to trade in securities. In addition, Directors and any employees who, because of their seniority or the nature of their position, may have access to material non-public information about Westpac (Prescribed Employees), are subject to further restrictions including only trading in permitted windows following annual and half year profit announcements.

The mechanisms we use to manage and monitor our obligations include:

•         the insider trading provisions of our policy, which prohibits any dealing in any securities where a Director or employee has access to inside information that may affect the price of those securities;

•         the new issues provisions of our policy, which places limitations upon Directors and employees participating in a new product issue where their position puts them in a real or perceived position of conflict of interest;

•         restrictions limiting the periods in which the Directors and Prescribed Employees can trade in our shares or other company securities (Trading Windows);

•         requiring Directors and Prescribed Employees to notify their intention to trade during those Trading Windows and confirm that they have no inside information;

•         monitoring the trading of Westpac securities by Directors and Prescribed Employees;

•         maintaining a register of Prescribed Employees, which is regularly updated;

•         trades by Directors of Westpac securities are notified to ASX within five business days as required under the ASX Listing Rules; and

•         employees are forbidden to enter into hedging arrangements in relation to their unvested employee shares or securities, whether directly or indirectly.

Corporate responsibility and sustainability

We view sustainable and responsible business practices as important for our business and to add shareholder value. This means conducting our business in a responsible, trustworthy and ethical manner, while accepting accountability for our impacts on society and the environment.

We are committed to transparency and fair dealing, treating employees and customers responsibly and having solid links with the community.

Reporting

We report on our social, ethical and environmental performance as a part of the Annual Review with additional detailed information available on our website. Where appropriate, we include what we believe are the most material environmental, social and governance metrics within our financial results announcements.

Our reporting and our management of sustainability aims to address the issues that we believe are the most material for our business and stakeholders. These issues are reflected in our business strategies and specific sustainability priorities.

We follow the widely accepted reporting framework, the Global Reporting Initiative.

The sustainability content of the Annual Review and the additional reporting on our website is also independently assured against the AA1000 Assurance Standard. This goes beyond testing the integrity of the data, to testing the effectiveness of our underlying systems and processes, and the extent to which corporate responsibility and sustainability policies and processes are embedded across our organisation.

In addition, we actively participate in various independent external assessments by authoritative sustainability and governance rating organisations benchmarking us against the highest standards of governance.

Board Sustainability Committee

The Board Sustainability Committee oversees and provides guidance regarding our commitment to operate our business ethically, responsibly and sustainably, consistent with evolving community expectations.

The Board Sustainability Committee:

•         reviews the social, environmental and ethical impacts of our policies and practices;

•         oversees initiatives to enhance our sustainability;

•         agrees standards for our corporate responsibility and sustainability policies and practices and monitors compliance with these policies and practices;

•         reviews sustainability strategies, objectives and performance;

•         monitors and oversees our environmental, social, governance and other material business risks (along with the BRMC) including the strategic and operational response to climate change; and

•         reviews and approves the independent assurance of our annual sustainability reporting.

Financial reporting

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

The Board delegates oversight responsibility for risk management between the Board Audit Committee and the Board Risk Management Committee.

Board Audit Committee

The Board Audit Committee oversees all matters concerning:

•         the integrity of the financial statements and financial reporting systems;

•         the external auditor’s qualifications, performance, independence and fees;

•         oversight and performance of the internal audit function;

•         compliance with financial reporting and related regulatory requirements (in conjunction with the Board Risk Management Committee, this includes an oversight of APRA statutory reporting requirements); and

•         procedures for the receipt, retention and treatment of financial complaints, including accounting, internal accounting controls or auditing matters and the confidential reporting by employees of concerns regarding accounting or auditing matters.

The Board Audit Committee reviews and assesses:

•         any significant estimates and judgments in financial reports, and monitors the methods used to account for unusual transactions;

•         the processes used to monitor and comply with laws, regulations and other requirements relating to external reporting of financial and non-financial information;

•         the major financial risk exposures; and

•         the process surrounding the disclosures made by the CEO and CFO in connection with their personal certifications of the half year and annual financial statements.

The Board Audit Committee conducts regular discussions with:

•         the Board Risk Management Committee, CFO, Chief Risk Officer (CRO), Group Assurance, management and the external auditor about our major financial risk exposures and the steps management has taken to monitor and control such exposures;

•         the external auditor concerning their audit and any significant findings, and the adequacy of management’s responses;

•         management and the external auditor concerning the half year and annual financial statements;

•         management and the external auditor regarding any correspondence, with regulators or government agencies, and reports that raise issues of a material nature; and

•         the Group Executive, Counsel and Secretariat regarding any legal matters that may have a material impact on the financial statements and/or our compliance with financial reporting and related regulatory policies.

The Board Audit Committee meets with the external auditor without management being present at each meeting. Periodically the Board Audit Committee meets with the General Manager of Group Assurance (our internal audit function) without management.

Financial knowledge

The Board Audit Committee comprises nine independent, Non-executive Directors.

All of the Board Audit Committee members have appropriate financial experience, an understanding of the financial services industry and satisfy the independence requirements under the ASXCGC’s Recommendations, the United States Securities Exchange Act of 1934 (as amended) and its related rules, and the rules of the NYSE.

The Board has determined that Lindsay Maxsted, Chair of the Board Audit Committee, is an ‘audit committee financial expert’ and independent in accordance with US securities law.

The designation of Mr Maxsted as an audit committee financial expert does not impose duties, obligations or liability on Mr Maxsted that are greater than those imposed on him as a Board Audit Committee member, nor does it affect the duties, obligations or liability of any other Board Audit Committee member or Board member. Audit committee financial experts are not deemed as an ‘expert’ for any other purpose.

The Board Audit Committee’s membership is set out in the table entitled ‘Size and membership of Board Committees as at 30 September 2009’. The full qualifications of the Audit Committee members and their attendance at Board Audit Committee meetings are set out in Sections 1 and 8 of the 2009 Directors’ report.

External auditor

The role of the external auditor is to provide an independent opinion that our financial reports are true and fair, and comply with applicable regulations.

Our external auditor is PricewaterhouseCoopers (PwC), appointed by shareholders at the 2002 AGM. Our present PwC lead audit partner is Ian Hammond and the review audit partner is Rob Ward. Mr Hammond and Mr Ward assumed responsibility for these roles in 2008 and 2009, respectively.

The external auditor receives all Board Audit Committee papers, attends all Board Audit Committee meetings and is available to Board Audit Committee members at any time. The external auditor also attends the AGM to answer questions from shareholders regarding the conduct of PwC’s audit, the audit report and financial statements and PwC’s independence.

As our external auditor, PwC is required to confirm their independence and compliance with specified independence standards on a quarterly basis.

The roles of lead audit partner and review audit partner must be rotated every five years and cannot be resumed by the same person for a minimum of five years.

We strictly govern our relationship with the external auditor, including restrictions on employment, business relationships, financial interests and use of our financial products by the external auditor.

Engagement of the external auditor

To avoid possible independence or conflict issues, the external auditor is not permitted to carry out certain types of non-audit services for Westpac and may be limited as to the extent to which it can perform other non-audit services as specified in our ‘Pre-approval of engagement of PwC for audit and non-audit services’ (the Guidelines). Use of the external audit firm for any non-audit services must be assessed and approved in accordance with the pre-approval process determined by the Board Audit Committee and set out in the Guidelines.

The breakdown of the aggregate fees billed by the external auditor in respect of each of the two most recent financial years for audit, audit-related, tax and other services is provided in Note 34 to our financial statements for the year ended 30 September 2009. A declaration regarding the Board’s satisfaction that the provision of non-audit services by PwC is compatible with the general standards of auditor independence is provided in Section 10 of the 2009 Directors’ report.

Group Assurance (internal audit)

Group Assurance includes an independent and objective internal audit review function charged with evaluating, testing and reporting on the adequacy and effectiveness of management’s control of operational risk. Group Assurance has access to all of our entities, and conducts audits and reviews following a risk-based planning approach.

Group Assurance provides regular reports to both the Board Audit Committee and the Board Risk Management Committee, and raises any significant issues with the Board Audit Committee. The General Manager Group Assurance has a reporting line to the Chairman of the Board Audit Committee.

Market disclosure

We maintain a level of disclosure that provides all investors with equal, timely, balanced and meaningful information. Consistent with these standards the Board approved our Market Disclosure Policy, which governs how we communicate with our shareholders and the investment community.

The policy reflects the requirements of the ASX, NZX and other offshore stock exchanges where we have disclosure obligations, as well as relevant securities and corporations legislation. Under our policy, information that a reasonable person would expect to have a material effect on the price or value of our securities must be disclosed unless an exception applies under regulatory requirements.

Our Disclosure Committee is responsible for determining what information should be disclosed publicly under the policy, and for assisting employees in understanding what information may require disclosure to the market on the basis that it is price sensitive. The Disclosure Committee is comprised of the CEO, senior executives, and the General Manager Corporate Affairs and Sustainability.

The Group Executive, Counsel and Secretariat is the Disclosure Officer. The Disclosure Officer is ultimately responsible for all communication with relevant stock exchanges and notifying regulators in any jurisdiction as a result of market disclosure.

To supplement the information already available to investors we publish investor discussion packs, containing presentations on and explanations about our financial results, on our website. We also publish on our website our Annual Reviews, Annual Reports, profit announcements, CEO and executive briefings (including webcasts), economic updates, notices of meetings, media releases and briefing transcripts.

Shareholder communication and participation

We employ a wide range of approaches to communication with our shareholders. These are regularly reviewed to improve our communications, including using new technologies. These approaches include direct communications with shareholders, the publication of all relevant company information in the Investor Centre section of our website, and access to all major market briefings and shareholder meetings via webcasting facilities. Shareholders are given the option to receive information in print or electronic format. One of our most important communications is our Shareholder Newsletter, which is sent to all of our shareholders with the interim and annual dividend notices. The Newsletter provides information on our performance and developments, details on accessing further information and contact numbers for both the Investor Relations Unit and the Share Registry.

We regard the AGM as an important opportunity for engaging and communicating with shareholders. Shareholders are encouraged to attend and actively participate in our AGM, the proceedings of which are webcast and can also be viewed on demand at a later time from our website. An information meeting is linked directly to the AGM for shareholders to participate and ask questions when the AGM is held outside Sydney.

At the time of receipt of the Notice of Meeting, shareholders are invited to put forward questions that they would like addressed at the AGM.

Risk management

Roles and responsibilities

The Board is responsible for reviewing and approving our overall risk management strategy, including determining our appetite for risk. The Board has delegated to the Board Risk Management Committee responsibility for setting risk appetite, approving frameworks, policies and processes for managing risk, and determining whether to accept risks beyond management’s approval discretion.

The Board Risk Management Committee monitors the alignment of our risk profile with our risk appetite, which is defined in the Board Risk Appetite Statement, and with our current and future capital requirements. The Board Risk Management Committee receives regular reports from management on the effectiveness of our management of Westpac’s material business risks. More detail about the role of the Board Risk Management Committee is set out later in this section under ‘Board Risk Management Committee’.

The CEO and executive management team are responsible for implementing our risk management strategy and frameworks, and for developing policies, controls, processes and procedures for identifying and managing risk in all of Westpac’s activities.

Our Group Risk function is independent from the business divisions and reports to the Chief Risk Officer.

Our business model recognises that the responsibility for managing risks in our business lies with the various divisions. This responsibility includes developing division-specific policies, controls, procedures, and monitoring and reporting capability, which align to the frameworks approved by the Board Risk Management Committee.

Our Group Assurance function independently evaluates the adequacy and effectiveness of management controls for risk.

Our overall risk management governance structure is set out in the table of the same name in this section of the statement.

Risk management approach

We regard managing the risks that affect our business as a fundamental activity, as they influence our performance, reputation and future success. Effective risk management involves taking an integrated and balanced approach to risk and reward, and assists us in achieving our objectives of mitigating potential loss or damage and optimising financial growth opportunities. Mitigation and optimisation strategies are of equal importance and need to be effectively aligned and integrated.

We distinguish four main types of risk:

•         credit risk — the risk of financial loss where a customer or counterparty fails to meet their financial obligations;

•         market risk — the risk to earnings from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. This includes interest rate risk in the banking book (IRRBB)  — the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities;

•         liquidity risk — the risk that we will be unable to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and

•         operational risk — the risk that arises from inadequate or failed internal processes, people and systems or from external events. This includes compliance risk, the risk of legal or regulatory sanction, financial or reputation loss arising from our failure to apply the regulatory standards expected of us as a financial services group.

In addition to, and linked to, these four main types of risk, we also manage the following risks:

•         equity risk — the potential for financial loss arising from movements in the value of our direct and indirect equity investments;

•         insurance risk — the risk of not being able to meet insurance claims (related to insurance subsidiaries);

•         model risk — the risk of financial, reputation or operational losses arising because of a model;

•         reputation risk — the risk to earnings or capital arising from negative public opinion resulting from the loss of reputation or public trust and standing. This risk encompasses social, ethical and environmental risks arising out of areas such as people management, climate change, governance and supply chain management;

•         business risk — the risk associated with the vulnerability of a line of business to changes in the business environment; and

•         contagion risk — the risk that problems arising in other Westpac Group members compromise the financial and operational position of the authorised deposit-taking institutions in The Westpac Group.

In December 2007 Westpac received advanced accreditation from the APRA and the Reserve Bank of New Zealand under the Basel II capital framework. This allows us to use the most Advanced Internal Ratings Based (AIRB) approach for credit risk and the Advanced Measurement Approach (AMA) for operational risk to determine our regulatory capital position. We received accreditation for interest rate risk in the banking book capital calculation in July 2008, in accordance with APRA’s implementation timetable.

Board Risk Management Committee

The Board Risk Management Committee:

•         sets risk appetite;

•         reviews and approves the frameworks for managing risk, including credit, market & liquidity, and operational risk;

•         reviews and approves the limits and conditions that apply to the taking of risk, including the authority delegated by the Board to the CEO, CFO and CRO;

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

•         reviews any significant issues that may be raised by internal audit as well as the length of time and action taken to resolve such issues; and

•         may approve accepting risks beyond management’s approval discretion.

From the perspective of specific types of risk, the Board Risk Management Committee role includes:

•         credit risk - approving key policies and limits supporting the credit risk management framework; and monitoring the risk profile, performance and management of our credit portfolio;

•         market and liquidity risk — approving key policies and limits supporting the market and liquidity risk management framework including the Value at Risk and Net Interest Income at Risk limits, and our funding strategy and liquidity requirements; and monitoring the market and liquidity risk profile; and

•         operational risk — monitoring the operational risk profile, the performance of operational risk management and controls, and the development and ongoing review of operational risk policies; reviewing compliance risk processes and our compliance with applicable laws, regulations and regulatory requirements; discussing with management and the external auditor any material correspondence with regulators or government agencies and any published reports that raise material issues; and reviewing complaints and whistleblower concerns.

The Board Risk Management Committee also:

•         provides relevant periodic assurances to and refers any relevant matters to the Board Audit Committee; and

•         refers to the Board Remuneration Committee any matters that come to its attention that are relevant with respect to remuneration policy or practices.

Managing compliance risk

Westpac’s Operational Risk Management Framework incorporates our Managing Compliance Risk Policy and reflects the following core principles and practices:

•         compliance is about our responsibilities as employees, our culture, and the systems and processes we use every day;

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

•         compliance with regulatory standards is the responsibility of everyone in every part of Westpac. Visibility and accountability of senior management encourages a strong compliance culture;

•         the role of the compliance function is to guide the organisation in embedding compliance into how we do business; and

•         actively engaging with regulatory bodies and industry forums to maintain high standards across the industry.

Key components of the framework established to support these principles include:

•         environment — Board and management oversight and accountability, culture and independent review;

•         identification — identifying obligations, developing and maintaining compliance plans and implementing change;

•         controls — policies, processes, procedures, communication, training and documentation; and

•         monitoring and reporting — monitoring, incident and breach escalation, reporting, issue management and managing regulatory relationships.

As with other forms of risk, business line management is primarily responsible for managing compliance risk and within each major business area there is a dedicated operational risk and compliance function.

Our Compliance function provides the following support:

•         infrastructure to facilitate compliance planning and reporting;

•         specialist advice to divisions in implementing regulatory initiatives and policies, and establishing compliance programs;

•         analytical tools and advice for independent oversight of areas of strategic compliance risk; and

•         reports on potential weaknesses across the enterprise.

We measure the effectiveness of our compliance program by the mechanisms set out in the Operational Risk Management Framework, including audit, file reviews, mystery shopping, customer surveys and operational risk assessments.

Regular reports are provided by our Compliance function to the Board Risk Management Committee on the status of compliance across the company.

CEO and CFO assurance

The Board receives regular reports from management about our financial condition and operational results, as well as that of our controlled entities. The CEO and the CFO annually provide formal statements to the Board, and have done so for the year ended 30 September 2009, that state in all material respects:

•         Westpac’s financial records for the financial year and half year have been properly maintained in that they:

•         correctly record and explain its transactions, and financial position and performance;

•         enable true and fair financial statements to be prepared and audited; and

•         are retained for seven years after the transactions covered by the records are completed;

•         the financial statements and notes required by the accounting standards for the financial year comply with the accounting standards;

•         the financial statements and notes for the financial year give a true and fair view of Westpac’s and its consolidated entities’ financial position and of their performance;

•         any other matters that are prescribed by the Corporations Act and regulations as they relate to the financial statements and notes for the financial year are satisfied; and

•         the declarations provided in accordance with section 295A of the Corporations Act are founded on a sound system of risk management and internal control, and that the system is operating effectively in all material respects in relation to financial reporting risks.

Remuneration

The Board Remuneration Committee assists the Board by reviewing and approving our remuneration policies and practices. The Board Remuneration Committee’s consideration of reward structures is based on fairness, business performance, legal obligations and high standards of corporate governance.

The Board Remuneration Committee:

•         reviews and approves executive remuneration policy;

•         reviews and makes recommendations to the Board on corporate goals and objectives relevant to the remuneration of the CEO and performance of the CEO in light of these objectives;

•         makes recommendations to the Board on the remuneration of the CEO;

•         makes recommendations to the Board on the remuneration of Non-executive Directors (the company and subsidiary Boards), taking into account the shareholder-approved fee pool;

•         approves contracts and remuneration packages for positions reporting directly to the CEO;

•         reviews and makes recommendations to the Board on equity-based plans;

•         oversees succession planning for senior executives;

•         approves all merit recognition expenditure; and

•         oversees general remuneration practices across the Group.

The Board Remuneration Committee also reviews and makes recommendations to the Board about the recruitment, retention, termination, and succession planning policies and procedures for the CEO and senior positions reporting directly to the CEO. In addition, the Board Remuneration Committee considers and evaluates the performance of senior executives when making remuneration determinations and otherwise as required. This process was undertaken during the reporting year.

Independent remuneration consultants are engaged by the Board Remuneration Committee to ensure that our reward practices and levels are consistent with market practice.

Further details of our remuneration framework are included in the Remuneration Report in Section 9 of the Directors’ report.

Risk Management Governance Structure

Westpac’s risk management governance structure is set out in the table below:

Board

•         reviews and approves our overall risk management strategy.

Board Risk Management Committee (BRMC)

•         sets risk appetite;

•         approves frameworks and key policies for managing risk;

•         monitors our risk profile, performance, capital levels, exposures against limits and management and control of our risks;

•         monitors changes anticipated in the economic and business environment and other factors relevant to our risk profile;

•         oversees the development and ongoing review of appropriate policies that support our frameworks for managing risk;

•         reviews any significant issues raised by internal audit, as well as the length of time and action taken to resolve such issues; and

•         determines whether to accept risks beyond the approval discretion provided to management.

Board Committees with a risk focus

Board Audit Committee	Board Sustainability Committee

• oversees the integrity of financial statements and financial reporting systems.	• oversees environmental, social, governance and ethical performance and issues.

Board Technology Committee	Board Remuneration Committee

• oversees information technology strategy and implementation.	• reviews any matters raised by the BRMC with respect to risk-adjusted remuneration.

Executive risk committees

Westpac Group Risk-Reward Committee (GRRC)	Westpac Group Market Risk Committee (MARCO)

•         leads the risk optimisation agenda for the Group;

•         recommends appropriate risk-reward positioning and integrates decisions on overall capital levels and earnings profile;

•         initiates and oversees strategies to align our risk profile to Board-determined risk appetite and earnings volatility; and

•         approves any changes to Westpac’s measures of risk-adjusted performance and monitors their use.

•         leads the optimisation of market and liquidity risk-reward across the Group;

•         oversees the market and liquidity risk management framework and key policies;

•         oversees our market and liquidity risk profile; and

•         identifies emerging market and liquidity risks and appropriate actions.

Westpac Group Credit Risk Committee (CREDCO)	Westpac Group Operational Risk & Compliance Committee (OPCO)

• leads the optimisation of credit risk-reward across the Group; • oversees the credit risk management framework and key policies; • oversees our credit risk profile; and	• leads the optimisation of operational risk-reward across the Group; • oversees the operational risk management framework and key supporting policies;
• identifies emerging credit risks and appropriate actions.	• oversees our operational risk profile; and
• identifies emerging operational risks and appropriate actions.

Executive management forum focused on global economic and market-related events

•         proactively tracks and responds to emerging trends;

•         seeks and harnesses opportunities to re-enter capital markets and proactively addresses issues relating to balance sheet management and funding; and

•         maintains intensity of effort on risk management in the current environment.

Divisional risk management

Group risk

•         develops the Group-level risk management frameworks for approval by the BRMC;

•         directs the review and development of key policies supporting the risk management frameworks;

•         establishes risk concentration limits and monitors risk concentrations; and

•         monitors compliance, regulatory obligations and emerging risk issues.

Divisional risk management

•         develops division-specific policies, controls, procedures, and monitoring and reporting capability that align to the frameworks approved by the BRMC.

Independent internal review

Group Assurance

•         reviews the adequacy and effectiveness of management controls for risk.

Checklist of Westpac’s compliance with ASXCGC’s recommendations

	ASXCGC’s Recommendations	Reference	Compliance

Principle 1:	Lay solid foundations for management and oversight

1.1	Establish the functions reserved to the Board and those delegated to senior executives and disclose those functions.	Page 15	Comply

1.2	Disclose the process for evaluating the performance of senior executives.	Page 18	Comply

1.3	Provide the information indicated in Guide to reporting on Principle 1.	Pages 15, 18	Comply

Principle 2:	Structure the Board to add value

2.1	A majority of the Board should be independent Directors.	Pages 15, 16	Comply

2.2	The chair should be an independent Director.	Page 17	Comply

2.3	The roles of chair and chief executive officer should not be exercised by the same individual.	Page 17	Comply

2.4	The Board should establish a nomination committee.	Page 17	Comply

2.5	Disclose the process for evaluating the performance of the Board, its committees and individual Directors.	Page 18	Comply

2.6	Provide the information indicated in Guide to reporting on Principle 2.	Pages 15-18	Comply

Principle 3:	Promote ethical and responsible decision-making

3.1

Establish a code of conduct and disclose the code or a summary of the code as to:

3.1.1                      the practices necessary to maintain confidence in the company’s integrity

3.1.2                      the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders

3.1.3                      the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

		Page 19	Comply

3.2	Establish a policy concerning trading in company securities by Directors, senior executives and employees, and disclose the policy or a summary of that policy.	Page 20	Comply

3.3	Provide the information indicated in Guide to reporting on Principle 3.	Pages 19, 20	Comply

Principle 4:	Safeguard integrity in financial reporting

4.1	The Board should establish an audit committee.	Page 21	Comply

4.2

Structure the audit committee so that it:

•                  consists only of Non-executive Directors;

•                  consists of a majority of independent Directors;

•                  is chaired by an independent chair, who is not chair of the Board; and

•                  has at least three members.

		Page 16, 21, 22	Comply

4.3	The audit committee should have a formal charter.	Page 21	Comply

4.4	Provide the information indicated in Guide to reporting on Principle 4.	Pages 21, 22	Comply

Principle 5:	Make timely and balanced disclosure

5.1

Establish written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.

		Page 22	Comply

5.2	Provide the information indicated in Guide to reporting on Principle 5.	Page 22	Comply

	ASXCGC’s Recommendations	Reference	Compliance

Principle 6:	Respect the rights of shareholders

6.1	Design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy.	Page 23	Comply

6.2	Provide the information indicated in Guide to reporting on Principle 6.	Page 23	Comply

Principle 7:	Recognise and manage risk

7.1	Establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Pages 23-26	Comply

7.2

The Board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively. The Board should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks.

		Pages 23-26	Comply

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

		Page 25	Comply

7.4	Provide the information indicated in Guide to reporting on Principle 7.	Pages 23-26	Comply

Principle 8:	Remunerate fairly and responsibly

8.1	Establish a remuneration Committee	Page 25	Comply

8.2	Clearly distinguish the structure of Non-executive Directors’ remuneration from that of executive Directors and senior executives.	Page 25	Comply

8.3	Provide the information indicated in Guide to reporting on Principle 8.	Page 25	Comply

Directors’ report

Our Directors present their report together with the financial statements of the Group for the financial year ended 30 September 2009.

1. Directors

The names of the persons who have been Directors, or appointed as Directors, during the period since 1 October 2008 and up to the date of this report are: Edward (Ted) Alfred Evans, Gail Patricia Kelly, John Simon Curtis, Elizabeth Blomfield Bryan, Gordon McKellar Cairns, Peter John Oswin Hawkins, Carolyn Judith Hewson, Lindsay Philip Maxsted, Graham John Reaney and Peter David Wilson.

Particulars of the skills, experience, expertise and responsibilities of the Directors at the date of this report, including all directorships of other listed companies held by a Director at any time in the past three years immediately before 30 September 2009 and the period for which each Directorship has been held, are set out below.

Name: Ted Evans AC,
BEcon (Hons.)

Age: 68

Term of office: Director since November 2001. Chairman since April 2007.

Date of next scheduled re-election: December 2009.

Independent: Yes.

Current directorships of listed entities and dates of office: Navitas Limited (since November 2004).

Other principal directorships: Nil.

Other interests: Member of the Asia Pacific Regional Advisory Group of the International Monetary Fund.

Other Westpac related entities directorships and dates of office: Nil.

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

Westpac Board Committee membership: Chairman of the Nominations Committee. Member of each of the Audit, Risk Management and Technology Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Gail Kelly,
Dip. ED, BA, MBA, Doctor of Bus.

Age: 53

Term of office: Managing Director and Chief Executive Officer since February 2008.

Date of next scheduled re-election: Not applicable.

Independent: No.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: The Melbourne Business School Limited and the Financial Markets Foundation for Children.

Other interests: Member of each of the Financial Services Advisory Council and the Australian Bankers’ Association.

Other Westpac related entities directorships and dates of office: Director of St.George Bank Limited (since December 2008). Director of Westpac New Zealand Limited (since February 2008).

Skills, experience and expertise: Immediately prior to her appointment at Westpac, Gail served as Chief Executive Officer and Managing Director of St.George Bank Limited for five and a half years. Between October 1997 and December 2001, Gail was employed at the Commonwealth Bank, firstly as General Manager, Strategic Marketing, and later as Head of Customer Service and a member of the bank’s Executive Committee. Gail began her career at Nedcor Bank, one of the largest banks in South Africa, where she held various General Manager positions, including HR, cards and personal banking.

Westpac Board Committee membership: Member of each of the Sustainability and Technology Committees.

Directorships of other listed entities over the past three years and dates of office: St.George Bank Limited (January 2002 — August 2007). Gail was reappointed as Director of St.George Bank Limited effective on and from 1 December 2008 when St.George Bank Limited became a subsidiary of Westpac.

Name: John Curtis,
BA, LLB (Hons.)

Age: 59

Term of office: Director and Deputy Chairman since December 2008.

Date of next scheduled re-election: December 2011.

Independent: Yes.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: Chairman of each of Allianz Australia Limited and the University of Technology Sydney Faculty of Business Executive Council.

Other interests: Nil.

Other Westpac related entities directorships: Chairman of St.George Bank Limited (since December 2008).

Skills, experience and expertise: For the past 22 years John has been a professional company director and has been Chairman and Director of a wide variety of public companies, government entities and foreign corporations. In more recent times he has been largely involved in the financial services sector with his current appointments as set out above and former appointments with Merrill Lynch, Perpetual Limited and First Data Corporation in Australia. Prior to 1987 John was a main Board director of Wormald International Limited and was responsible for its operations in Australia, Europe, Asia and the Americas. During part of that time he was Chairman of the National Building and Construction Council, the peak industry body.

Westpac Board Committee membership: Member of each of the Audit, Risk Management and Remuneration Committees.

Directorships of other listed entities over the past three years and dates of office: St.George Bank Limited (October 1997 — November 2008, Chairman since April 2008). John was reappointed as Chairman of St.George Bank Limited effective on and from 1 December 2008 when St.George Bank Limited became a subsidiary of Westpac.

Name: Elizabeth Bryan,
BA (Econ.), MA (Econ.)

Age: 63

Term of office: Director since November 2006.

Date of next scheduled re-election: December 2011.

Independent: Yes.

Current directorships of listed entities and dates of office: Director of Caltex Australia Limited (since July 2002, Chairman since October 2007).

Other principal directorships: Australian Institute of Company Directors and Chairman of UniSuper Limited.

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Director of Westpac New Zealand Limited (since March 2007).

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

Westpac Board Committee membership: Chairman of the Technology Committee. Member of each of the Audit, Risk Management and Nominations Committees.

Directorships of other listed entities over the past three years and dates of office: Ridley Corporation Limited (September 2001 — October 2007).

Name: Gordon Cairns,

MA (Hons.)

Age: 59

Term of office: Director since July 2004.

Date of next scheduled re-election: December 2009.

Independent: Yes.

Current directorships of listed entities and dates of office: Origin Energy Limited (since June 2007).

Other principal directorships: Centre for Independent Studies and World Education Australia Limited.

Other interests: Member of the Asia Pacific Advisory Board of CVC Capital Partners. Senior Advisor to each of McKinsey & Company and Caliburn Partnership.

Other Westpac related entities directorships and dates of office: Nil.

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

Westpac Board Committee membership: Chairman of the Remuneration Committee. Member of each of the Audit, Risk Management and Nominations Committees.

Directorships of other listed entities over the past three years and dates of office: Seven Network Limited (November 2004 — February 2007).

Name: Peter Hawkins,
BCA (Hons.) SSFin, FAIM ACA (NZ)

Age: 55

Term of office: Director since December 2008.

Date of next scheduled re-election: December 2011.

Independent: Yes.

Current directorships of listed entities and dates of office: Mirvac Limited Group (since January 2006). Visa Inc. (since October 2007, listed in the USA).

Other principal directorships: Liberty Financial Pty Limited, Treasury Corporation of Victoria, Murray Goulburn Co-operative Co. Limited, Clayton Utz and the Camberwell Grammar School.

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Director of St.George Bank Limited (since December 2008).

Skills, experience and expertise: Peter’s career in the banking and financial services industry spans over 36 years in Australia and overseas at both the highest levels of management and directorship of major organisations. Peter has held various senior management and directorship positions with Australia and New Zealand Banking Group Limited, from 1971 to 2005, and was also a Director of BHP (NZ) Steel Limited from 1990 to 1991, ING Australia Limited from 2002 to 2005 and Esanda Finance Corporation from 2002 to 2005.

Westpac Board Committee membership: Member of each of the Audit, Risk Management and Technology Committees.

Directorships of other listed entities over the past three years and dates of office: St.George Bank Limited. (April 2007 — November 2008). Peter was reappointed as a director of St.George Bank Limited effective on and from 1 December 2008 when St.George Bank Limited became a subsidiary of Westpac.

Name: Carolyn Hewson AO,
BEc (Hons.), MA (Econ.)

Age: 54

Term of office: Director since February 2003.

Date of next scheduled re-election: December 2011.

Independent: Yes.

Current directorships of listed entities and dates of office: Stockland Corporation Limited (since March 2009).

Other principal directorships: Nil.

Other interests: Board and advisory roles with Nanosonics Limited and the Australian Charities Fund and The Neurosurgical Research Foundation.

Other Westpac related entities directorships and dates of office: Director of BT Investment Management Limited (since September 2007).

Skills, experience and expertise: Carolyn has over 25 years experience in the finance sector and was an Executive Director of Schroders Australia Limited between 1989 and 1995.

Westpac Board Committee membership: Chairman of the Risk Management Committee. Member of each of the Audit, Nominations and Remuneration Committees.

Directorships of other listed entities over the past three years and dates of office: Australian Gas Light Company (October 1996 — October 2006). AGL Energy Limited (October 2006 — March 2009).

Name: Lindsay Maxsted,
DipBus (Gordon), FCA

Age: 55

Term of office: Director since March 2008.

Date of next scheduled re-election: December 2011.

Independent: Yes.

Current directorships of listed entities and dates of office: Transurban Group (since March 2008).

Other principal directorships: Chairman of VicRacing Pty Ltd, Managing Director of Align Capital Pty Ltd and Director of Baker IDI Heart & Diabetes Institute Holdings Limited.

Other interests: Nil.

Other Westpac related entities directorships and period of office: Director of St.George Bank Limited (since December 2008).

Skills, experience and expertise: Lindsay was the CEO of KPMG from January 2001 to December 2007 and was a partner of KPMG from July 1984 to February 2008. Lindsay’s principal area of practice prior to his becoming CEO was in the Corporate Recovery field managing a number of Australia’s largest insolvency/ workout/turnaround engagements. At the request of the Victorian State Government, Lindsay was appointed to the Board of the Public Transport Corporation in December 1995 and was Chairman from 1997 to 2001.

Westpac Board Committee membership: Chairman of the Audit Committee. Member of each of the Risk Management and Nominations Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Graham Reaney,

BComm, CPA

Age: 66

Term of office: Director since December 2008.

Date of next scheduled re-election: December 2011.

Independent: Yes.

Current directorships of listed entities and dates of office: AGL Energy Limited (since July 2006). Chairman of PMP Limited (since September 2002).

Other principal directorships: Holcim (Australia) Pty Limited.

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Member of the BankSA Advisory Board (since December 2008).

Skills, experience and expertise: Graham’s business experience spans 30 years, during which time he has held a number of senior corporate appointments, including as Managing Director of National Foods Limited. Other former positions include Managing Director of Industrial Equity Limited. Graham has gained extensive experience both in Australia and overseas in a broad range of industries, including mining and mining services, energy, food, rural, fast moving consumer goods and financial services.

Westpac Board Committee membership: Member of each of the Audit, Risk Management and Sustainability Committees.

Directorships of other listed entities over the past three years and dates of office: St.George Bank Limited (November 1996 — November 2008). AGL Energy Limited (July 2006 — October 2009).

Name: Peter Wilson, CA

Term of office: Director since October 2003.

Age: 68

Date of next scheduled re-election: December 2009.

Independent: Yes.

Current directorships of listed entities and dates of office: The Colonial Motor Company Limited (since July 1998, listed in NZ). Chairman of Kermadec Property Fund Limited (since October 2006, listed in NZ).

Other principal directorships: P F Olsen Limited and Farmlands Trading Society Limited.

Other interests: Member of the New Zealand Markets Disciplinary Tribunal and Chairman of the Special Division of that Tribunal.

Other Westpac related entities directorships and dates of office: Director of Westpac New Zealand Limited (since September 2006, Chairman since January 2008).

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

Company Secretary

Our Company Secretaries as at 30 September 2009 were Anna Sandham and John Arthur.

Anna Sandham (nee O’Connell) (BEc, GradDip (AppCorpGov) and FCIS) joined Westpac in 2001. She has 11 years experience as a Company Secretary in various large public companies. Anna resumed the role of Company Secretary on 3 February 2009. Alex Crompton served as Company Secretary from 5 February 2008 until 3 February 2009.

John Arthur (LLB (Hons.)) was appointed to his role of Group Executive, Counsel and Secretariat and a Company Secretary of Westpac on 1 December 2008. Prior to the appointment, John was Managing Director and Chief Executive of Investa Property Group until 2007. Previously, John has been a partner at Freehills and Group General Counsel of Lend Lease Limited. He also served as Chairman of legal firm Gilbert + Tobin and has had a distinguished career as legal partner, corporate executive and non-executive director.

2. Group Executives

As at 30 September 2009 our Group Executives were:

Name of Group Executive	Position	Year Joined Group	Year Appointed to Position
Gail Kelly	Managing Director and Chief Executive Officer	2008	2008
John Arthur	Group Executive, Counsel and Secretariat	2008	2008
Ilana Atlas(1)	Group Executive, People	2000	2003
Greg Bartlett	Chief Executive, St.George Bank	2008	2008
Peter Clare	Group Executive, Product and Operations	2008	2008
Philip Coffey	Chief Financial Officer	1996	2005
Rob Coombe	Chief Executive, BT Financial Group	2002	2005
Brad Cooper	Group Chief Transformation Officer	2007	2008
George Frazis	Chief Executive, Westpac New Zealand Limited	2009	2009
Peter Hanlon	Group Executive, Westpac Retail and Business Banking	1995	2008
Bob McKinnon	Group Executive, Technology	2008	2008
Greg Targett	Chief Risk Officer	2008	2009
Rob Whitfield	Group Executive, Westpac Institutional Bank	1986	2009

(1)          On 22 September 2009, Westpac announced that Ilana Atlas had decided to retire from the Group in December 2009.

There are no family relationships between or among any of our Directors or Group Executives.

Gail Kelly Dip. ED, BA, MBA, Doctor of Bus. Age 53
Managing Director and Chief Executive Officer

Gail was appointed Managing Director and Chief Executive Officer of Westpac on 1 February 2008.

Immediately prior to this, she served as Chief Executive Officer and Managing Director of St.George Bank Limited for five and a half years. During this period, St.George doubled its assets and net profit after tax. Between October 1997 and December 2001, Gail was employed at the Commonwealth Bank as General Manager, Strategic Marketing, and later became Head of Customer Service and a member of the bank’s Executive Committee.

Gail began her career at Nedcor Bank, one of the largest banks in South Africa, where she held various General Manager positions, including HR, cards and personal banking.

Gail is currently a Director of Melbourne Business School Limited and member of the Financial Services Advisory Council.

John Arthur LLB(Hons). Age 54.
Group Executive, Counsel and Secretariat

John was appointed Group Executive, Counsel and Secretariat on 1 December 2008. Most recently, prior to the appointment, John was Managing Director and Chief Executive of Investa Property Group until 2007.

Previously, John has been a partner at Freehills and Group General Counsel of Lend Lease Limited. He also served as Chairman of legal firm Gilbert + Tobin and has had a distinguished career as legal partner, corporate executive and non-executive director.

Ilana Atlas BJur(Hons), LLB(Hons), LLM. Age 55
Group Executive, People

Ilana was appointed Group Executive, People & Performance in 2003. She is responsible for all human resources strategy and management including reward and recognition, learning and development, careers and talent, employee relations and employment policy. She is also responsible for Corporate Affairs and Sustainability including internal and external communications, government relations and Westpac’s strategy in relation to corporate affairs and sustainability. Ilana joined Westpac in 2000 as Group Secretary and General Counsel.

Prior to joining Westpac, Ilana was a partner at Mallesons Stephen Jaques. She practised as a corporate lawyer and held a number of managerial roles in the firm including Managing Partner and Executive Partner, People & Information.

Greg Bartlett Advanced Business Management (Princeton University). Age 57
Chief Executive, St.George Bank

Greg was appointed Chief Executive St.George Bank in December 2008 at the time of the merger of St.George with Westpac. He has over 35 years experience in the banking and finance industry. Greg leads a team of over 5,000 people offering comprehensive Retail and Corporate & Business Banking services to over 2.6 million customers nationally under the St.George and BankSA brands. Previously with the Commercial Banking Company of Sydney Ltd, he has been with St.George for more than 25 years and was a member of St.George Executive Management Committee for over 18 years. Most recently he was Group Executive, St.George Institutional and Business Bank for nine years. Greg’s previous roles at St.George include Group Treasurer and Chief General Manager, Group Treasury and Capital Markets.

Peter Clare BCom, MBA. Age 46
Group Executive, Product and Operations

Peter was appointed Group Executive, Product and Operations on 17 July 2008, with responsibility for all consumer and business product development, management and operations. Peter joined Westpac as Group Executive, Consumer Financial Services in March 2008, with responsibility for sales, service, third party consumer product relationships and product development for Westpac’s consumer customers across Australia. Prior to joining Westpac, Peter was Group Executive, Group Technology and Operations of St.George Bank Limited following five years as Group Executive, Strategy with St.George Bank Limited. Prior to that Peter worked for the Commonwealth Bank of Australia between 1997 and 2002 in a range of senior roles, covering strategy, merger programs, operations and performance improvement. He has also worked in management consultancy and accountancy roles.

Philip Coffey BEc(Hons). Age 52.
Chief Financial Officer

Philip was appointed Chief Financial Officer in December 2005, with responsibility for Westpac’s finance, tax, treasury and investor relations functions. He joined Westpac in 1996, and was appointed Group Executive, Westpac Institutional Bank in 2002. He has extensive experience in financial markets, funds management and finance, firstly with the Reserve Bank of Australia, then Citicorp and AIDC Ltd. He has held roles in the UK and New Zealand. Philip has an honours degree in Economics and has completed the Executive Program at Stanford University Business School.

Rob Coombe LLB(Hons). Age 46
Chief Executive, BT Financial Group

Rob joined Westpac with the acquisition of the BT Financial Group in 2002 and has over 25 years experience in banking, finance and wealth management. Rob was appointed CEO of BT in January 2005 and leads a team of over 3,000 people across private banking, insurance, advice, funds management and wealth and superannuation solutions. He started with BT in 1991 and has held a number of positions, including Senior Legal Counsel, Head of BT’s International Funds Management and CEO of BT’s Funds Management business in Malaysia. Rob has also led BT in the development, packaging, distribution, administration and service of BT’s range of retail products, margin lending, corporate super, discount broking and wrap platform businesses. Rob is actively involved in industry issues and is a Director of Investment and Financial Services Association Limited (IFSA) and The Australian Indigenous Education Foundation.

Brad Cooper DipBM, MBA. Age 47
Group Chief Transformation Officer

Brad was appointed Group Chief Transformation Officer on 9 June 2008, to lead the merger implementation planning and integration. Brad was Chief Executive, Westpac New Zealand Limited from April 2007 until this appointment. Prior to joining Westpac, Brad was Chairman of GE Capital Bank and Chief Executive Officer of GE Consumer Finance UK & Ireland. He drove GE’s UK Six Sigma program and was certified as a Quality Leader (Black Belt) in December 2002. He was promoted to Chief Executive Officer of GE Consumer Finance UK in January 2003 and appointed Chairman of GE Capital Bank in April 2004.

George Frazis B Eng(Hons), MBA(AGSM/Wharton). Age 45
Chief Executive, Westpac New Zealand Limited

George joined Westpac New Zealand Limited in March 2009 as Chief Executive, Westpac New Zealand Limited. George is highly experienced in the financial services industry. He was formerly Group Executive General Manager at National Australia Bank. Prior to that, George was a senior executive in Commonwealth Bank of Australia’s Institutional Banking Division and has also been a partner with the Boston Consulting Group.

Peter Hanlon BA(Comms), C Tech (Aero Eng), AMP (Harvard). Age 54
Group Executive, Westpac Retail and Business Banking

Peter was appointed Group Executive, Westpac Retail and Business Banking on 17 July 2008, with responsibility for the sales and service interactions for all consumers, small-to-medium enterprises and commercial customers in Australia. Prior to this position, he was Westpac’s Group Executive, Business Financial Services, responsible for business banking sales, relationship management, customer service, and product and risk management in Australia. Peter has held several other senior roles in Westpac including General Manager roles in Marketing, Branch Banking and Consumer Credit. Peter joined Westpac in 1995 from BankSA where he was Chief Manager of Branch Sales and Service and Head of Strategic Marketing. Prior to his banking career, Peter served in The Royal Australian Air Force.

Bob McKinnon BCom. Age 56
Group Executive, Technology

Bob was appointed Group Executive, Technology on 17 July 2008. Prior to joining Westpac, Bob was Joint Managing Director of Multiplex Limited and Multiplex Funds Management Limited. Bob has over 36 years of extensive financial and senior management experience, having held senior positions with Lend Lease Corporation, MLC Group, State Street Australia and Commonwealth Bank of Australia. He is also currently a non-executive director of Alesco Corporation Limited.

Greg Targett BEc, DipEd, F Fin. Age 52
Chief Risk Officer

Greg Targett was appointed Chief Risk Officer on 2 July 2009. Greg joined Westpac as Deputy Chief Risk Officer on 1 December 2008. Prior to the merger between Westpac and St.George Bank Limited, Greg was Chief Risk Officer of St.George Bank Limited and was a member of the St.George Executive Management Committee from 2006. He joined St.George Bank Limited in May 2003 from National Australia Bank where he held the role of General Manager, Wholesale and Business Banking Credit. During his 22 year career with NAB, Greg had a variety of senior roles in Australia and overseas in Venture Capital, Planning and Strategy, Credit Risk, Corporate Banking and Retail Banking.

Rob Whitfield BCom, GradDipBanking, GradDipFin, AMP (Harvard). Age 45
Group Executive, Westpac Institutional Bank

Rob was appointed Group Executive, Westpac Institutional Bank in July 2009. He has responsibility for Westpac’s global relationships with corporate, institutional and government clients, and core product offerings across financial and capital markets, transactional banking, and working capital and payments. In addition, Rob has responsibility for Hastings funds management and Westpac’s equities, structured finance, global treasury, Asian and Pacific Island businesses. Rob joined Westpac as a graduate in 1986, where he gained broad experience in the financial markets. He joined Treasury in 1993 and was appointed Group Treasurer in 2000. In 2004 he became Chief Risk Officer and joined the executive team in December 2005. From April 2007, Rob undertook advisory work as a Group Executive for Westpac’s Chief Executive with responsibility for the oversight of the merger with St.George Bank Limited. He was appointed Group Executive, Risk Management in November 2008 prior to assuming his role.

3. Report on the business

a)    Principal activities

The principal activities of the Group during the financial year ended 30 September 2009 were the provision of financial services including lending, deposit taking, payments services, investment portfolio management and advice, unit trust and superannuation fund management, insurance services, leasing, general finance, foreign exchange and money market services.

There have been no significant changes in the nature of the principal activities of the Group during the financial year.

b)    Review of and results of operations

A review of the operations of the Group and its divisions and their results for the financial year ended 30 September 2009 is set out in Section 2 of the Annual Report under the sections ‘Review of Group operations’ and ‘Divisional performance’, which form part of this report.

The net profit attributable to equity holders of Westpac for the financial year ended 30 September 2009 was $3,446 million.

c)     Dividends

Since 30 September 2009, Westpac has announced a final dividend of 60 cents per ordinary share, totalling approximately $1,765 million for the year ended 30 September 2009 (2008 final dividend of 72 cents per Westpac ordinary share, totalling $1,364 million). The final dividend will be fully franked and will be paid on 21 December 2009.

An interim dividend for the current financial year of 56 cents per ordinary share, totalling $1,630 million, was paid as a fully franked dividend on 2 July 2009 (2008 interim dividend of 70 cents per ordinary share, totalling $1,315 million).

d)    Significant changes in state of affairs and events during and after the end of 2009 financial year

Significant changes in the state of affairs of the Group during the financial year were:

•         our merger with St.George Bank Limited, which occurred in December 2008;

•         the global financial crisis and subsequent economic slowdown which impacted operations and increased impairments;

•         ongoing regulatory response to the global financial crisis, which has included the introduction of the government guarantee schemes in Australia and New Zealand and proposed changes to executive remuneration regulation and liquidity requirements;

•         capital transactions which included initiatives to increase Westpac’s Tier 1 capital, including the $2.5 billion institutional share placement, the share purchase plan, the underwritten issue of shares under the Dividend Reinvestment Plan and the issue of the new Westpac SPS II hybrid securities; and

•         the announcement of reduction in exception fees effective 1 October 2009.

For a discussion of these matters, please refer to ‘Significant developments’ in Section 1 under ‘Information on Westpac’ which forms part of this report.

Since the end of the 2009 financial year, a matter that has arisen which may significantly affect the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years was the New Zealand High Court delivering judgment in favour of the Commissioner of Inland Revenue (CIR) New Zealand in relation to four representative transactions of nine structured finance transactions undertaken between 1998 and 2002 in respect of which the CIR issued amended tax assessments. When taking into account all of the nine transactions the financial cost of the judgment would be NZ$918 million. This amount has been fully provided for in our financial statements for the 2009 financial year. For a discussion of this matter, please refer to ‘Significant developments’ in Section 1 under ‘Information on Westpac’ which forms part of this report.

The Directors are not aware of any other matter or circumstance that have arisen during the financial year or since 30 September 2009 which has significantly affected, or may significantly affect, the operations of the Group, the results of those operations, or the state of affairs of the Group in future financial years.

e)     Likely developments and expected results

Likely major developments in the operations of the Group in future financial years and the expected results of those operations are discussed in Section 1 under ‘Information on Westpac’, including under ‘Significant developments’.

Further information on likely developments in our operations and the expected results of operations have not been included in this Directors’ report because the Directors believe it would be likely to result in unreasonable prejudice to us.

4. Directors’ interests

a)    Directors’ interests in securities

The following particulars for each Director are set out in the Remuneration Report and Note 42 of our consolidated financial statements for the year ended 30 September 2009 and in the tables below:

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

Directors’ interests in Westpac and related bodies corporate as at 4 November 2009

	Number of Westpac Ordinary Shares		Number of Westpac Share Options		Number of Westpac Share Rights		Westpac SPS	Westpac SPS II
Westpac Banking Corporation securities
Ted Evans	19,130		—		—		—	—
Gail Kelly	1,544,883	(1)	720,556	(2)	202,021	(3)	—	—
John Curtis	72,787		—		—		—	—
Elizabeth Bryan	19,444		—		—		—	—
Gordon Cairns	17,038		—		—		—	—
Peter Hawkins	15,218		—		—		—	—
Carolyn Hewson	16,348		—		—		—	—
Lindsay Maxsted	7,404		—		—		—	—
Graham Reaney	75,361		—		—		—	—
Peter Wilson	13,597		—		—		—	—

Number of BTIM Ordinary Shares

BT Investment Management Limited securities
Carolyn Hewson	15,385

(1)          Westpac ordinary shares granted under the CEO Restricted Share Plan in relation to the CEO’s sign-on arrangements.

(2)          Options issued under the Chief Executive Officer Performance Plan.

(3)          Share rights issued under the Chief Executive Officer Performance Plan.

b)    Other relevant interests as at 4 November 2009

Certain subsidiaries of Westpac offer a range of registered schemes and infrastructure notes. The Directors from time to time invest in these schemes and notes and are required to provide a statement to the ASX when any of their interests in these schemes or notes change (except interests in a number of cash management trusts)(1). The level of interest held by Directors is set out below.

The level of interests held directly and indirectly by Directors as at 4 November 2009

	Relevant Interests in Infrastructure Notes	Relevant Interests in Cash Management Trusts (Units)(1)	Other Relevant Interests in Registered Schemes (Units)	Date of Last Notification to the ASX
Elizabeth Bryan	1,400	—	—	3 July 2009
John Curtis	1,300	—	—	22 July 2009

(1)          ASIC has exempted each Director from the obligation to notify the ASX of a relevant interest in a security that is an interest in BT Cash Management Trust (ARSN 087 531 539), BT Premium Cash Fund (ARSN 089 299 730), Westpac Cash Management Trust (ARSN 088 187 928), BT Institutional Managed Cash Fund (ARSN 088 832 491) or BT Institutional Enhanced Cash Fund (ARSN 088 863 469).

c)     Indemnities and insurance

Under our constitution, we must indemnify, unless the indemnity is prohibited by statute, each of the Directors and Company Secretaries of Westpac and of each of our related bodies corporate (except related bodies corporate listed on a recognised stock exchange), each employee of Westpac or our subsidiaries (except subsidiaries listed on a recognised stock exchange), and each person acting as a responsible manager under an Australian Financial Services licence of any of Westpac’s wholly-owned subsidiaries against every liability incurred by each such person in their capacity as director, secretary, employee or responsible manager, as the case may be; and all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, in which the person becomes involved because of that capacity.

Each of the Directors named in this Directors’ report and each of the Company Secretaries of Westpac has the benefit of this indemnity.

Consistent with shareholder approval at the 2000 AGM, Westpac has entered into a Deed of Access and Indemnity with each of the Directors, which includes indemnification in identical terms to that provided in our constitution.

Westpac also executed a deed poll in September 2009 providing indemnification equivalent to that provided under the constitution as described above to individuals acting as:

•         statutory officers (other than as a director) of Westpac;

•         directors and other statutory officers of wholly owned subsidiaries of Westpac (including St.George Bank Limited); and

•         directors and statutory officers of other nominated companies as approved by Westpac in accordance with the terms of the deed poll and Westpac’s contractual indemnity policy.

Some employees of related bodies corporate and responsible managers of Westpac and its related bodies corporate are also currently covered by a deed poll in similar terms that was executed in November 2004.

Under the September 2009 deed poll, Westpac also agrees to provide directors’ and officers’ insurance to directors of Westpac and directors of Westpac’s wholly owned subsidiaries.

As part of the merger with St.George Bank Limited, Westpac indemnified each member of the St.George Group and certain of their representatives, including their directors and officers, in respect of breaches of certain obligations and warranties provided by Westpac in the Merger Implementation Agreement between Westpac and St.George Bank Limited and also in respect of the inclusion or disclosure of certain types of information in disclosure or regulatory documents prepared by Westpac. Those indemnities continue to apply to those St.George Bank Limited directors, some of whom have subsequently been appointed as directors of Westpac. The indemnity also applies to KPMG, as St.George Bank Limited’s auditor at the time of the merger.

St.George Bank Limited agreed with Westpac to provide indemnities in corresponding terms under the Merger Implementation Agreement, which also continue to apply.

No amount has been paid under any of these indemnities during the financial year ended 30 September 2009 or since that date.

Our constitution permits us, to the extent permitted by law, to pay or agree to pay premiums in respect of any contract of insurance, which insures any person who is or has been a Director or Company Secretary of Westpac or any of its related bodies corporate against liability incurred by that person in that capacity, including a liability for legal costs, unless:

•         we are forbidden by statute to pay or agree to pay the premium; or

•         the contract would, if we paid the premium, be made void by statute.

For the year ended 30 September 2009 the Group has insurance cover in respect of the amounts which we may have to pay under the indemnities set out above. The insurance policy prohibits disclosure of the premium payable and the nature of the liabilities covered.

d)    Options and share rights outstanding

As at the date of this report there are 15,034,990 share options outstanding and 3,047,094 share rights outstanding in relation to Westpac ordinary shares. The expiry date of the share options range between 29 December 2009 and 1 March 2019 and the weighted average exercise price is $20.83. The latest dates for exercise of the share rights range between 20 January 2013 and 1 June 2019.

Holders of share options outstanding in relation to Westpac ordinary shares do not have any rights under the share options to participate in any share issue or interest of Westpac or any other body corporate.

e)     Proceedings on behalf of Westpac

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of Westpac, or to intervene in any proceedings to which Westpac is a party, for the purpose of taking responsibility on behalf of Westpac for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of Westpac with leave of the Court under section 237 of the Corporations Act 2001.

5. Environmental disclosure

The Westpac Group’s environmental framework starts with ‘Our Principles for Doing Business’, which outline our broad environmental principles. This framework includes:

•         our environmental policy statement ‘Westpac and the Environment: Our Environmental Policy’, which has been in place since 1992;

•         an internally developed Sustainable Supply Chain Management framework; and

•         public reporting of our environmental performance. We also participate in a number of voluntary initiatives including the Carbon Disclosure Project, the Equator Principles and the United Nations Global Compact CEO Water Mandate.

More recently, in 2008, we launched a five-year climate change strategy. The strategy outlines specific objectives for our direct environmental impacts, and continued engagement and advocacy along our value chain with customers and suppliers. We expect that the cost of implementing this strategy will not have a material impact on the operating expenses of the Group.

The Group is required to comply with the NSW Energy Administration Amendment (Water & Savings) Act 2005 (EAA). We comply with our obligations pursuant to the EAA as a designated energy user and a designated water user through an:

•         Energy Savings Action Plan for Westpac’s North Ryde site which was approved by the NSW Government on 14 February 2008. The Annual Progress Report for the North Ryde site was submitted for this year and is due to be submitted by 30 September in each subsequent year. We comply with our obligations under the EAA and the Action Plan; and

•         Energy Savings Action Plan and a Water Savings Action Plan for the St.George House Building at Kogarah. Both plans were approved by the NSW Government during 2006 and require Annual Progress Reports (submitted to the NSW Government on 29 December 2008 and 31 October 2008 respectively). The Annual Progress Reports for each Action Plan are due in 2009 and subsequent years by 31 December. We comply with our obligations under the EAA and these Action Plans.

The National Greenhouse and Energy Reporting Act 2007 (Cth) (National Greenhouse Act) came into effect in July 2008. The Group has reported on greenhouse gas emissions, energy consumption and production under the National Greenhouse Act for the period June 2008 through July 2009 and will continue to report annually thereafter. The Group complies with the National Greenhouse Act and submitted its first report to the Commonwealth Government in October 2009.

Following the merger between Westpac and St.George Bank Limited, the Group has exceeded the threshold for reporting requirements of the Energy Efficiency Opportunities Act 2006 (Cth) (EEO), which requires a report to be submitted to the Commonwealth Government identifying, evaluating and publicly reporting on cost effective energy savings opportunities. The report is to be submitted by 31 December 2010. We comply with our obligations under the EEO.

Our operations are not subject to any other particular and significant environmental regulation under any law of the Commonwealth of Australia or of any State or Territory of Australia. We may, however, become subject to environmental regulation as a result of our lending activities in the ordinary course of business and we have policies in place to ensure that this potential risk is addressed as part of our normal processes.

We have not incurred any liability (including for rectification costs) under any environmental legislation.

Further details on our environmental performance, including progress against our climate change strategy and details of our emissions profile are available on our website at www.westpac.com.au/corporateresponsibility.

6. Rounding of amounts

Westpac is an entity to which ASIC Class Order 98/100 dated 10 July 1998, relating to the rounding of amounts in Directors’ reports and financial reports, applies. Pursuant to this Class Order, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars, unless indicated to the contrary.

7. Political expenditure

In line with Westpac policy, no cash donations were made to political parties during the financial year ended 30 September 2009. The expenditure reflected in the table below relates to payment for participation in legitimate political activities where there was assessed to be direct business benefit to Westpac. Such activities include business observer programmes attached to annual party conferences, policy dialogue forums and other political functions such as speeches and dinners.

Political expenditure, year ended 30 September 2009

Australia

Amount $(1)
Australian Labor Party	73,734.50
Liberal Party of Australia	50,890.00
National Party of Australia	16,795.00
Total	141,419.50

(1)          Represents aggregate amount at both Federal and State/Territory levels.

New Zealand

The total expenditure on political activities in New Zealand for the year ended 30 September 2009 was NZ$950.00. In line with Westpac policy, no cash donations were made to political parties in New Zealand during the year.

8. Directors’ meetings

Each Director attended the following meetings of the Board and Committees of the Board during the financial year ended 30 September 2009:

Number of meetings		Board Meetings		Audit Committee		Risk Management Committee		Nominations Committee		Remuneration Committee		Sustainability Committee		Technology Committee
held during the year		15		4		5		4		6		3		3
Director	Notes	A	B	A	B	A	B	A	B	A	B	A	B	A	B
Ted Evans	1	15	15	3	3	5	5	4	4	2	2	—	—	3	3
Gail Kelly	2	15	15	—	—	—	—	—	—	—	—	3	3	3	3
John Curtis	3	13	11	3	3	3	3	—	—	4	4	—	—	—	—
Elizabeth Bryan	4	15	14	4	4	5	5	3	3	—	—	—	—	3	3
Gordon Cairns	5	15	14	4	4	5	4	4	4	6	6	—	—	—	—
Peter Hawkins	6	13	12	3	3	3	3	—	—	—	—	—	—	3	3
Carolyn Hewson	7	15	14	4	4	5	5	4	4	6	6	—	—	—	—
Lindsay Maxsted	8	15	13	4	4	5	5	4	4	—	—	—	—	—	—
Graham Reaney	9	13	13	3	3	3	3	—	—	—	—	3	3	—	—
Peter Wilson	10	15	15	4	4	5	5	4	4	—	—	3	3	—	—

A - Meetings eligible to attend as a member	B - Meetings attended as a member

Unless otherwise stated, each Director has been a member, or the Chairman, of the relevant Committee for the whole of the period from 1 October 2008.

(1)

Chairman of the Nominations Committee. He was a member of the Audit Committee until 1 December 2008 and a member of the Audit Committee from 3 March 2009. He is a member of the Risk Management Committee and from 1 December 2008 a member of the Technology Committee. He was a member of the Remuneration Committee until 1 December 2008.

(2)	Member of the Sustainability Committee and Technology Committee.
(3)	John Curtis was appointed Director and Deputy Chairman on 1 December 2008. Since 1 December 2008 he has been a member of the Audit Committee, Risk Management Committee and Remuneration Committee.
(4)

Chairman of the Technology Committee from 1 December 2008. She is a member of the Audit Committee and Risk Management Committee. She was a member of the Sustainability Committee until 1 December 2008. She has been a member of the Nominations Committee from 1 December 2008.

(5)	Chairman of the Remuneration Committee. He is a member of the Audit Committee, Risk Management Committee and Nominations Committee.
(6)	Peter Hawkins was appointed Director on 1 December 2008. Since 1 December 2008 he has been a member of the Audit Committee, Risk Management Committee and Technology Committee.
(7)	Chairman of the Risk Management Committee. She is a member of the Audit Committee, Nominations Committee and Remuneration Committee.
(8)	Chairman of the Audit Committee. He is a member of the Risk Management Committee and Nominations Committee.
(9)	Graham Reaney was appointed Director on 1 December 2008. Since 1 December 2008 he has been a member of the Audit Committee, Risk Management Committee and Sustainability Committee.
(10)	Chairman of the Sustainability Committee. He is a member of the Audit Committee, Risk Management Committee and Nominations Committee.

All Directors receive the papers for all meetings of the Board and all Committee meetings and are invited to attend all Committee meetings (even where they are not members of the relevant Committee). The above table only sets out attendance by members of the relevant Committees. It does not reflect attendance at Committee meetings by other Directors who were not members of the relevant Committee.

9. Remuneration report

Introduction from the Chairman of the Board Remuneration Committee

Dear Shareholder,

The Board thinks it is important to introduce our Remuneration Report with a section explaining the thinking behind our remuneration strategy, and how we design, implement, and validate it. We have tried to explain this in as clear a way as possible.

Our remuneration strategy is designed around six overarching principles, all of which are aimed at getting the best outcome for shareholders:

1. Most talented employees;

2. Pay for performance;

3. Competitive and fair;

4. Aligned with shareholders’ interests;

5. Risk adjusted remuneration; and

6. Simple, flexible and transparent.

First we aim to attract and retain the most talented employees globally. We believe that these employees will have the highest impact on our organisation, by formulating the most compelling strategic choices, by out-executing our competitors, and by creating an achievement culture where everyone feels empowered to achieve their potential.

Secondly we have designed the structure of remuneration to pay for performance both absolute and relative to our peers over both the short and the longer term.

The third principle is to ensure that this remuneration strategy is both competitive and fair. We do this as a Board, by hiring independent remuneration consultants, reporting directly to us, to give us an informed opinion from the market place. We also benchmark our total incentive pool for the year, as a percentage of earnings, and compare it to previous years, and to the other areas where we allocate the surplus, in dividends and reinvesting back in the company.

The fourth principle is to ensure that the outcomes of our remuneration strategy are aligned to the interests of shareholders. This we seek to achieve by rewarding senior management with equity in their variable reward, and for this equity to vest over a longer time period, during which it cannot be hedged.

Fifthly we want our remuneration strategy to be consistent with sound risk management principles. This we do by measuring our financial performance on the basis of economic profit which takes into account, both at a Group and business unit level, the amount of capital that needs to be charged, consistent with the risk. And as a Board we reserve the right to adjust the outcome of the incentive element of compensation, based on our assessment of risk. We believe this approach best ensures a direct linkage between reward, return and risk.

The sixth and final principle is to attempt to make our remuneration strategy as simple, flexible and transparent as we can. We recognise in the design that one size does not fit all, and are prepared to tailor where external conditions dictate. We acknowledge that remuneration has become a complex subject, with reports best understood by experts. We do not believe that this is in the best interests of good governance, and therefore have sought in this report to try and make the content as straight-forward as possible.

Undoubtedly there will be areas where we can make further improvements, and with your feedback we shall commit to this endeavour.

Gordon Cairns Chairman Board Remuneration Committee

1.              Remuneration snapshot for 2009

This section provides an overview of remuneration at the Group during 2009.

1.1 Material factors impacting remuneration this year

The external environment has changed significantly during 2009. The global financial crisis escalated early in the year and heralded a period of significant uncertainty in the financial sector. In this context, our major priorities for the year were to successfully navigate our way through the global financial crisis, to continue to implement our customer-focused strategy and to execute the merger with St.George, using the merger to facilitate our overall Transformation.

The Group has made very good progress this year against these objectives. We have successfully completed the merger with St.George, with excellent customer retention, improved business momentum and high staff engagement. We finish the year very well placed, with a set of powerful, iconic brands, a much larger customer base and stronger distribution network, and with the most improved customer advocacy of all our peers.

A fundamental element to enable this success has been the improved quality of our key teams, as well as the high levels of engagement of our people.

The developments in the external environment, the completion of the merger with St.George and the Group’s overall performance this year have given rise to a number of important remuneration outcomes which we wish to highlight here.

Remuneration changes

As a result of the merger with St.George, the Group materially increased in size and complexity. In line with this, some executive roles and responsibilities increased similarly from 1 December 2008. These changes resulted in increases to fixed remuneration and/or variable reward target opportunities for some Senior Executives(1).

In response to the global financial crisis, effective May 2009, we stopped any increase in fixed remuneration and variable reward targets for the CEO, Senior Executives and all employees earning more than $100,000 (other than on promotion), until the 2011 financial year.

Variable reward outcomes

Performance during the year, and the remuneration outcomes associated with it, are discussed in more detail in the next section. The remuneration framework includes mechanisms to ensure a fair variable reward outcome for employees compared to the position of shareholders. However, the impact of both the merger and the particularly challenging external environment this year warranted an additional level of review by the Remuneration Committee.

The Remuneration Committee primarily uses Economic Profit(2) to measure financial performance and to consider the overall variable reward pool to allocate to employees. In a merger year, Economic Profit is materially impacted by accounting adjustments and as a sole indicator in these circumstances can have significant limitations. The Remuneration Committee therefore adopted a multi-lens approach to consider the variable reward pool that should be allocated. It looked at a number of additional measures including cash earnings(3), earnings per share, dividends, and total shareholder return (TSR).

It concluded that an appropriate outcome for employees earning variable reward payments would be an aggregate reduction of 15% to the variable reward pool for 2009 compared to the aggregate paid for 2008. The variable reward pool is the pool out of which cash, deferred share bonuses and long term incentive awards are paid for all employees up to and including Senior Executives.

Equity vesting

In light of the global financial crisis and the changing regulatory environment the Remuneration Committee has reviewed and continues to review the Group’s approach to remuneration.

Although the regulatory environment is not settled, the initial view of the Remuneration Committee is that the Group’s remuneration approach will broadly comply with this evolving environment and is fundamentally sound. However, the Remuneration Committee recognises that change may be required.

One immediate change has been that for all future equity awards, accelerated vesting(4) will cease to be the default position where an executive terminates in cases such as retirement or retrenchment. Instead, the vesting period will continue to the normal vesting date of the equity.

The detailed review and implementation of changes will continue over the course of 2010.

The next part of this section gives an overview of remuneration as it applies to three groups: the CEO and Senior Executives; employees below Senior Executive level and Non-executive Directors.

(1)   Senior Executives are set out in Section 1.5 in this Remuneration report.

(2)   Economic profit represents the excess of adjusted cash earnings over a minimum required rate of return on equity invested. For this purpose, adjusted cash earnings is defined as cash earnings plus the estimated value of franking credits paid to shareholders.

(3)   Cash earnings is net profit attributable to equity holders adjusted for the impact of Treasury shares, fair value changes on economic hedges of hybrid instruments, and one-off significant items not part of ongoing business operations.

(4)   Vesting is when the restriction period and any performance hurdles have been satisfied, and the holder can sell the shares, or exercise the options or share rights (as the case may be).

1.2 CEO and Senior Executives

Remuneration principles and strategy

Our remuneration strategy is designed around six overarching principles, all of which are aimed at getting the best result for shareholders:

•         most talented employees;

•         pay for performance;

•         competitive and fair;

•         aligned with shareholders’ interests;

•         risk adjusted remuneration; and

•         simple, flexible and transparent.

Our strategy, based on these principles, is to attract and retain talented employees, by rewarding them for achieving high performance and delivering superior long term results for our customers and our shareholders, while adhering to sound risk management and governance principles. This strategy informs our executive remuneration framework.

Executive remuneration framework

A summary of the executive remuneration framework, as it applies to the CEO and Senior Executives is set out below.

Fixed remuneration

We provide fixed remuneration that takes into account the size and complexity of the role, individual responsibilities, experience and skills, and is market competitive. Fixed remuneration includes fixed package, comprising cash salary and salary sacrifice(1) items, and superannuation.

Short term incentive (STI)

The CEO and Senior Executives are eligible to receive a STI payment, partly in cash and partly in deferred shares. Outcomes each year are based on individual, divisional, and Group performance measured against risk-adjusted financial and non-financial targets that support the Group’s short and long term strategy.

Long term incentive (LTI)

The CEO and Senior Executives are eligible to receive a LTI award. During the year, LTI awards were made in the form of performance share rights and performance options, which vest over a two to five-year period if the required performance is achieved. The level of the award takes into account market benchmarks, individual performance over time, succession potential and key skills.

1.3 Remuneration for employees below Senior Executive level

We adopt a remuneration strategy for employees below the level of Senior Executive which is consistent with the strategy and principles underlying our executive remuneration framework described above. This is summarised as follows:

•         fixed remuneration is market aligned, and reviewed annually;

•         we provide superannuation plans for our employees in Australia, New Zealand and certain other countries in which we operate. Plan members are entitled to benefits on retirement, resignation, permanent disability or death;

•         employees have the opportunity to participate in a STI scheme designed to support the objectives (which include risk management) of their division and the Group, with a portion deferred in some cases; and

•         key employees may also receive a LTI award.

Eligible employees may receive an annual award of up to $1,000 of Westpac ordinary shares under the Employee Share Plan (ESP) provided the Group meets set hurdles based on share price increase and customer satisfaction.

1.4 Non-executive Directors

The Board’s focus is on strategic direction, long term corporate performance and the creation of shareholder value. Our remuneration strategy for Non-executive Directors is to remunerate Board members appropriately for their time, expertise and insight into strategic and governance issues, and to attract and retain experienced and qualified Board members. Non-executive Directors receive a base fee, fees for participating in Board Committees either as the chairman or as a member of the Committee, and superannuation. Non-executive Directors who serve on subsidiary Boards also receive fees in respect of these additional services, which are paid by the relevant subsidiary company. Following the merger with St.George, the Board established the role of Deputy Chairman and the new Technology Committee, and associated fees were determined. Base fees and fees for Committee membership did not increase during 2009.

Fee pool

At the 2008 Annual General Meeting shareholders approved an increased fee pool of $4.5 million per annum for Non-executive Directors. This increased pool provided for three new Group Non-executive Directors following the merger with St.George. For the 2009 year, $3.4 million (76%) of the fee pool was utilised.

(1)	Salary sacrifice means using fixed remuneration on a pre-tax basis to receive certain benefits such as car parking and child care, or to make additional superannuation contributions.

1.5 CEO, Senior Executives and Non-executive Directors disclosed in this report

CEO and Senior Executives

Name	Position

Gail Kelly	CEO and Managing Director

Senior Executives

John Arthur	Group Executive, Counsel & Secretariat (from 1 December 2008)

Ilana Atlas	Group Executive, People

Greg Bartlett	Chief Executive, St.George Bank (from 1 December 2008)

Peter Clare	Group Executive, Product & Operations

Philip Coffey	Chief Financial Officer

Rob Coombe	Chief Executive Officer, BT Financial Group

Brad Cooper	Group Chief Transformation Officer

George Frazis	Chief Executive, Westpac New Zealand Limited (from 5 March 2009)

Peter Hanlon	Group Executive, Westpac Retail & Business Banking

Bob McKinnon	Group Executive, Technology

Greg Targett	Chief Risk Officer (from 2 July 2009)

Rob Whitfield	Group Executive (from 1 October 2008 to 30 November 2008), Group Executive, Risk Management (from 1 December 2008 to 1 July 2009), Group Executive, Westpac Institutional Bank (from 2 July 2009)

Curt Zuber	Group Treasurer

Former Senior Executives

Philip Chronican	Group Executive, Westpac Institutional Bank (until 2 July 2009)

Non-executive Directors

Name

Ted Evans	Chairman

John Curtis	Deputy Chairman (from 1 December 2008)

Elizabeth Bryan

Gordon Cairns

Peter Hawkins	(from 1 December 2008)

Carolyn Hewson

Lindsay Maxsted

Graham Reaney	(from 1 December 2008)

Peter Wilson

2.     Governance and risk management

This section provides detail of the Group’s approach to governance and risk management in relation to remuneration.

2.1 Governance

The Group strives to maintain remuneration policies and practices that fairly and responsibly reward employees for performance, while maintaining high standards of governance.

The Remuneration Committee is responsible for developing the remuneration strategy and framework. It monitors remuneration practices, market expectations and regulatory requirements in Australia and internationally, seeking to ensure the Group remains at the forefront of remuneration practice.

The Remuneration Committee:

•      reviews and approves the executive remuneration framework and remuneration packages for each of the Senior Executives included in this report;

•      recommends the remuneration of the CEO and Non-executive Directors to the Board;

•      recommends to the Board objectives against which the CEO’s performance is assessed and which are used as the basis for determining the CEO’s STI;

•      oversees succession planning for Senior Executives;

•      oversees general remuneration practices and reward expenditure across the Group;

•      oversees the Group’s equity based plans, and makes recommendations to the Board relating to new plans and changes to existing plans;

•      reviews and approves the level of performance-based remuneration, and monitors performance against set hurdles under our LTI plans; and

•      monitors and assesses the extent to which the executive remuneration framework is delivering outcomes that are consistent with the Group’s stated remuneration strategy.

The Remuneration Committee’s decisions on executive remuneration are based on business objectives, legal obligations and high standards of corporate governance.

The Remuneration Committee engages remuneration consultants, who are independent of management, to provide specialist advice to assist them in their role. The Board maintains a funding pool, which is overseen by the Chairman, to pay for this advice independent of management.

During 2009 the Remuneration Committee engaged Towers Perrin to provide independent advice in relation to its review of the executive remuneration framework. The Group also obtained external advice from Ernst & Young in relation to the executive remuneration framework and other Group remuneration matters. Hay Group provide external market data to the Group. Any market data requests from the Board or Remuneration Committee are requested and provided directly, independent of management.

Members of the Remuneration Committee during 2009

All members of the Remuneration Committee are independent Non-Executive Directors. During 2009 members included:

•      Gordon Cairns (Chairman)

•      John Curtis (from 1 December 2008)

•      Ted Evans (from 1 October 2008 to 1 December 2008)

•      Carolyn Hewson

Board Remuneration Committee Charter

The role and responsibilities of the Remuneration Committee are set out in the Remuneration Committee charter, which is available on the Group’s website www.westpac.com.au/corporateresponsibility.

The Remuneration Committee charter is reviewed annually, along with other Committee charters. No material changes were made to the charter following the 2009 review. In the light of recent regulatory developments, the Board expects to review and, if appropriate, amend the Board Remuneration Committee charter to ensure our practices are consistent with evolving best practice in corporate governance. Further information about the Remuneration Committee is provided in the Corporate Governance Statement in this Annual Report.

The Remuneration Committee’s role and responsibilities are represented in the diagram below.

2.2 Risk management

The Group’s remuneration strategy, executive remuneration framework, policies and practices are established to reflect sound risk management.

Sound risk management is fundamental to the way we operate the Group. The performance of each division within the Group is reviewed and measured on the basis of how risk is managed, and this flows through to remuneration outcomes.

The executive remuneration framework includes features that reflect a balanced risk management approach. The framework is composed of an appropriate mix of fixed pay and variable reward, a portion of which is deferred. During the year, Senior Executives received deferred compensation in two forms: deferred shares as part of the STI awarded, and a LTI award of performance share rights and/or performance options which only deliver value if the Group meets or exceeds set long term performance hurdles of up to five years. Both of these align the interests of the CEO and Senior Executives with those of shareholders over the longer term.

The amount of the variable reward pool is capped. This year the cap was determined by the Remuneration Committee based on a number of financial indicators including Economic Profit, cash earnings, earnings per share, dividends and TSR. The measurement of performance for calculating STI outcomes is based on both financial and non-financial measures, including risk management and adherence to the Group’s corporate values and behaviours. The key financial measure used is Economic Profit, which accounted for 50% of the CEO’s and Senior Executives’ scoreboards during the year. In addition the CEO and each Senior Executive is assessed on specific risk measures that are a key factor in the discretionary adjustment to the scoreboard outcome.

To enhance alignment with shareholders, the CEO and Senior Executives (who are Group Executives) are expected to build and maintain a substantial Group shareholding within five years. For the CEO the expected minimum is five times her annual fixed package. For Group Executives the expected minimum is $1.2 million. The Remuneration Committee monitors compliance with these requirements.

Under the Group’s hedging policy, participants are strictly forbidden from entering into hedging arrangements in relation to their unvested deferred STI and LTI equity awards, whether directly or indirectly. Hedging refers to using financial products to protect against or limit the risk associated with equity instruments, such as shares or securities employees receive as part of their performance-based remuneration. If a participant attempts to hedge unvested shares or securities those instruments are liable to forfeiture. Access to unvested shares and securities on the share register is restricted until after they have vested.

As set out in Section 2.1 of this Remuneration report, we adhere to high standards of corporate governance in relation to remuneration, with the Remuneration Committee overseeing both executive remuneration and general remuneration practices across the Group. The Chairman of the Board Risk Management Committee is also a member of the Remuneration Committee and the Chief Risk Officer attends all Remuneration Committee meetings. In carrying out its duties, the Remuneration Committee has access to risk and financial control personnel and engages external advisors that are independent of management.

We also follow a strict process of ‘two-up’ approval for all remuneration decisions:

•      performance and remuneration outcomes for the CEO are approved by the Board, on the recommendation of the Remuneration Committee;

•      performance and remuneration outcomes for Group Executives are approved by the Remuneration Committee, on the recommendation of the CEO; and

•      performance and remuneration outcomes for all General Managers (who report to Group Executives) are approved by the CEO, on the recommendation of the Group Executives to whom they report.

Significant remuneration arrangements outside of general policy guidelines are referred to the Remuneration Committee for review and approval.

We actively focus on our corporate values and seek to ensure a culture of risk management is embedded throughout our organisation. Each year we test this through our Staff Perspective Survey. This year, for the first time, we also asked employees what they value, and what they consider the current values of the organisation to be. Included in the top 10 current values of the Group were: ‘compliance’, ‘accountability’ and ‘doing the right thing’. Additionally, our Staff Perspective Survey indicates that 90% of our people fully support the values for which the Group stands.

3.     The structure of remuneration and assessment of performance achieved

3.1 Fixed remuneration

Fixed remuneration includes fixed package, comprising cash salary and salary sacrifice items, and superannuation.

The Group provides superannuation contributions for the CEO and Senior Executives of up to 9% of their fixed package, which can be received by one of the Group’s staff superannuation funds or an eligible fund of their choice. During the year, three Senior Executives were members of legacy defined benefit superannuation funds (which are closed to new members).

3.2 STI

Performance objectives and performance achieved

The Remuneration Committee strives to set individual performance objectives for the CEO and Senior Executives that provide a robust link between remuneration outcomes and the key drivers of long term shareholder value creation. The STI performance objectives are set out in the form of a scoreboard which includes financial and non-financial objectives in the following categories and weightings:

Category	Weighting for 2009
Shareholders	65%
Customers	20%
Employees	10%
Corporate responsibility	5%

A description of the objectives, and the results, are set out in turn below:

Shareholders and Customers

The Shareholder category includes financial measures for the year. The key financial measure used to assess achievement in this category is Economic Profit, which is a risk-adjusted financial measure. Senior Executives are assessed on Economic Profit, both for the Group and, where appropriate, for the part of the Group they manage. The Board believes that Economic Profit best reflects the factors that drive long term shareholder value, and so this measure commands substantial weighting in assessing the overall performance outcome for the CEO and each Senior Executive. An assessment of Economic Profit and other key financial performance indicators, is set out below:

We have achieved a strong financial performance in light of external operating conditions

•	Economic profit reduced, but still strong

In the context of volatile external operating conditions as a result of the global financial crisis, the Group delivered Economic Profit that was lower than 2008, and was impacted by three key items. First, lower cash earnings, as impairments charges increased significantly this year. Second, higher levels of capital, as we chose to increase our Tier 1 capital in the face of significant uncertainty early in the year. Finally the impact of merger accounting, which required recognition of goodwill in relation to the St.George merger. This significantly increased the capital charge when compared to 2008. The return on goodwill is expected in future periods as synergies and other benefits driven by the merger increase. For the purposes of assessing performance we have made allowance for this last point, this approach is consistent with the approach we have used in determining our dividend for 2009.

We continue to maintain a strong capital position, retaining our ‘AA’ rating, which positions the Group well to keep supporting our customers and take advantage of any improvement to economic conditions and future growth opportunities.

The second objective under the Shareholder category relates to the success of the merger of St.George with Westpac, measured by customer retention and cost synergies. This complements the Customer category which includes measures with a focus on delivering superior customer experience including improvements in transaction processing and service delivery.

We have completed our merger with St.George and made excellent progress on integration

•	Post merger implementation well on track

Following the execution of the merger with St.George, we continue to make strong progress on integration, exceeding our planned cost and revenue synergies and using the opportunity to leverage on the strengths of Westpac and St.George. We have achieved excellent customer retention and have maintained a strong position for the St.George brand.

•	Cost and revenue synergies exceeded

•	Leveraged strengths of St.George and Westpac

We are keeping our existing customers and winning new ones

•	Focusing on our customers

We have maintained our focus on ensuring the customer is at the centre of everything we do, driving changes to the way we are organised and the way we do business. Our approach has ensured that we achieved excellent customer retention rates following the merger with St.George, achieving customer growth in key segments. Across all the divisions we have performed strongly on key customer metrics, both in absolute terms and relative to the competition, demonstrating improved customer advocacy and deeper relationships with our customers.

•	Customer-centric culture

•	Excellent customer retention rates

•	Customer growth in key segments

•	Increased customer advocacy

Employees

The Employee category focuses on increasing employee engagement and employee advocacy for the Group’s products and services.

Our employees are more engaged than ever, and focused on delivering for our customers

•	Best ever employee engagement results

In a year of significant change for our people, our annual Staff Perspectives Survey confirmed our best ever, and very high, employee engagement levels consistent with the levels for global high performing companies.

Corporate Responsibility

This category focuses on maintaining a market leading position in both corporate responsibility and sustainability.

We continue to be world-leaders in corporate responsibility and sustainability

•	Our highest ever score in the Dow Jones Sustainability Index	Our strong performance in this area is again demonstrated by the Group’s result in the Dow Jones Sustainability Index. We achieved our highest ever score, and we were highest-rated in areas including corporate governance and
•	Corporate governance	risk and crisis management.
In 2009 we have maintained a proactive, strong risk management approach to
•	Risk and crisis management

conducting business in the current economic environment. We continue to support our customers in times of hardship through Westpac Assist and St.George Assist, and providing proactive assistance to deal with unexpected events such as the Victorian bushfires.

Our sustainable approach to conducting business and our impact on the environment was a strong focus in 2009 with the Group achieving a 5% reduction in our carbon footprint(1).

Application of discretion

The Remuneration Committee recognises that the scoreboard approach, whilst embracing a number of complementary performance objectives, will never entirely reflect performance as a whole. When determining individual STI outcomes for the CEO and Senior Executives, the Board and Remuneration Committee may make discretionary adjustments of ±100% for the CEO, and ±50% for Senior Executives, to take account of:

•      individual performance results not explicitly covered in the objectives; and

•      negative adjustments considered appropriate to address adverse performance outcomes from previous years.

At the end of the year, the Remuneration Committee reviews all performance outcomes against the objectives set at the beginning of the year and applies any discretionary adjustments it considers are appropriate. Based on the performance outcomes against individual scoreboards, the Remuneration Committee:

•      recommends the CEO’s STI outcome to the Board for approval; and

•      confirms STI outcomes for each Senior Executive.

STI outcomes are determined within a range of 0% to 200% of the STI target amount. Individual STI outcomes are set out in Section 6 of this Remuneration Report.

STI target opportunities

CEO

The CEO’s STI target is set out in her employment agreement, and was $3.5 million for 2009. This target has not been increased for 2010.

Senior Executives

Senior Executives’ STI targets are set by the Remuneration Committee at the beginning of each year, based on market competitiveness and the nature of each individual’s role. Consistent with the suspension of fixed pay increases there will be no increases to STI targets for 2010.

STI awards for Senior Executives are managed within a Group-wide variable reward pool set each year by the Remuneration Committee.

(1)   This balance is not prepared in accordance with A-IFRS and has not been subject to audit.

STI Structure — a mix of cash and deferred shares

For 2009, the CEO is required to defer 40% of her STI, half for one year and half for two years.  Senior Executives are generally required to defer 25% of their STI for two years, with the exception of the Chief Risk Officer who is required to defer 40% of his STI, half for two and half for three years, the Group Executive, Westpac Institutional Bank, who is required to defer 40% of his STI, one third for each of one, two and three years, and the Group Treasurer who is required to defer 33% of his 2009 STI for two years.

Deferred STI awards granted to the CEO are made under the CEO Restricted Share Plan. For Senior Executives based in Australia the deferred portion is received as Westpac ordinary shares under the Group’s general Restricted Share Plan. Restricted Share Plan shares rank equally with Westpac ordinary shares for dividends and voting rights from the date of grant, and may currently be held in the Restricted Share Plan for a maximum of 10 years from the commencement of the vesting period. For Senior Executives outside Australia, the deferred component of the STI payment may instead be received as share rights under the Westpac Performance Plan (which entitle the holder to Westpac ordinary shares upon vesting). The Remuneration Committee has recently determined that for future awards, shares will be released on the date they vest to align to changes in the proposed taxation of employee share plans.

Deferred STI is generally forfeited if the holder resigns or is dismissed prior to the end of the restriction period. This supports retention and alignment with shareholder interests during the restriction period. Any changes in the business that are reflected in the share price flow through to the value of the deferred STI. The Board will review the amount of STI deferral in 2010 as part of its ongoing review of the executive remuneration framework.

3.3 Long term incentive (LTI)

Performance objectives and performance achieved

LTI awards made in the year may vest over a three to five-year period, but only if the Group’s relative TSR exceeds that of a number of its peers. The Group uses LTI is as a key driver of sustained long term value for shareholders. We provide LTI awards to the CEO and Senior Executives. LTI arrangements for Bob McKinnon are different due to the duration of his contract. His LTI arrangements are described below.

The CEO and Senior Executives only receive value from their LTI awards under the CEO Performance Plan and Westpac Reward Plan if the Group’s TSR is equal to or better than the 50th percentile against our peers. TSR is based upon share price movement and dividends paid, as well as allowing for any cash distribution under a return of capital to shareholders of any entity in the TSR ranking group. Under the CEO Performance Plan and Westpac Reward Plan, TSR is measured over three to five year periods from the beginning of the performance period (with the base and measurement prices both assessed over three months to smooth the impact of short term share price fluctuations).

The following table demonstrates the Group’s TSR, dividend, share price and cash earnings per share performance each year from 2005 to 2009.

TSR to 30 September	2009	2008	2007	2006	2005(1)
Three year	20.0%	29.5%	85.7%	60.6%	48.8%
Five year	76.7%	75.0%	123.0%	107.0%	102.8%
Dividends per Westpac share	116 cents	142 cents	131 cents	116 cents	100 cents
Cash earnings per Westpac share(2)	$1.62	$1.98	$1.89	$1.67	$1.52
Share price - high	$26.74	$31.32	$28.69	$25.35	$21.40
Share price - low	$14.40	$18.36	$22.53	$20.14	$17.52
Share price - close	$26.25	$21.48	$28.50	$22.71	$21.10

(1)       The closing Westpac ordinary share price for the 2004 year (30th September 2004) was $17.73.

(2)       The cash earnings balances are not prepared in accordance with A-IFRS and have not been subject to audit. 2009 cash earnings per share are on a pro forma basis, that is, prepared as if the merger with St.George was completed on 1 October 2008.

Example

The Group’s 5-year TSR to 30 September 2009 was 76.7%. For example, a $100 investment in Westpac shares five years ago would have returned $176.70 to the shareholder.

During the year, several LTI awards granted in previous years under the Westpac Performance Plan were tested against the applicable performance hurdles. Sixteen awards of securities under the Westpac Performance Plan reached a performance test date. Performance for all these awards was above the 50th percentile, with the Group’s relative TSR ranking results ranging from the 56th percentile to the 90th percentile. Where securities reached their first or second test dates and performance was above the 50th percentile, most employees chose not to extend the performance period. No awards under the CEO Performance Plan and Westpac Reward Plan reached a scheduled test date during the reporting period.

LTI structure

•   The CEO receives an annual LTI award of performance options and performance share rights under the CEO Performance Plan.

•   Senior Executives receive annual LTI awards of performance options under the Westpac Reward Plan.

•   From time to time Senior Executives may receive one-off LTI awards under the Restricted Share Plan or the Westpac Performance Plan.

The following table sets out the key features of LTI awards to the CEO under the CEO Performance Plan, and to Senior Executives under the Westpac Reward Plan and Westpac Performance Plan.

	CEO Performance Plan	Westpac Reward Plan	Westpac Performance Plan

Instrument	Performance options and performance share rights	Performance options	Performance share rights

Determining the number of securities

The number of performance share rights and/or performance options each individual receives is determined by dividing the dollar value of the LTI award by the value of the performance share rights and performance options as at the beginning of the performance period. The value of performance share rights and performance options is determined using a Binomial/Monte Carlo simulation pricing model. These values are calculated independently of the Group.

The performance hurdle is Relative TSR

The CEO and Senior Executives only receive value from their LTI awards if the Group’s TSR ranks higher than the 50th percentile of a defined group of comparator companies (the ‘ranking group’) over a set performance period. Relative TSR is used as the performance measure because it ensures a link to the creation of value for shareholders, and is considered to be an appropriate measure over the long term (consistent with the performance periods of up to five years).

Lists of companies in the most recently determined ranking groups for the CEO Performance Plan, the Westpac Reward Plan and the Westpac Performance Plan are provided in Section 6 of this Remuneration report.

Vesting framework focuses on longer-term performance.

Initial TSR performance is tested at the third anniversary of the start of the performance period, and subsequent performance testing is possible at the fourth and fifth anniversaries. Securities only vest if the Group’s TSR ranking is at or above the 50th percentile of the ranking group at a performance test date. Vesting increases at subsequent test dates only if the TSR ranking over the entire performance period is above the 50th percentile and has improved from the previous test date relative to the ranking group. Vesting scales up to full vesting if the TSR ranking is at or above the 75th percentile.

TSR is tested over a period of two to four years. Vesting can only occur if the Group’s TSR ranking is at or above the 50th percentile of the ranking group, scaling up to full vesting if the TSR ranking is at or above the 75th percentile. At each performance test date the employee may elect to take the vested component of the award, or resubmit the full award to be retested at a subsequent test date. If an employee elects to vest any of the securities at a test date, any securities that do not vest at that time are forgone.

External consultants calculate TSR

TSR results are calculated by an external consultant and provided to the Board or its delegate to review and determine vesting outcomes. No adjustment to the TSR calculations resulted from the merger with St.George.

Early vesting is possible in limited cases

For awards prior to 1 July 2009, a portion of unvested securities may vest prior to reaching a test date where the employee leaves the Group due to their death, disability, retirement or retrenchment or in the event of a change in control of the Group. In general, any such vesting is subject to performance hurdles being met, except in the case of death and disability. The approach to early vesting has been reviewed and changed following changes to the regulatory environment as described in Section 1 of this Remuneration report.

Expiry	Vested options and vested share rights can be exercised up to a maximum of 10 years from the start of their performance period.

Lapsing of securities

Securities lapse where the CEO or Senior Executive leaves the Group due to resignation or dismissal before vesting occurs, unless the Board determines otherwise. Unexercised performance options and performance share rights (whether vested or unvested) will lapse, unless the Board determines otherwise, where the holder acts fraudulently or dishonestly or is in material breach of their obligations under the CEO Performance Plan, the Westpac Reward Plan and/or the Westpac Performance Plan (as applicable) or to the Group. In the case of the CEO Performance Plan and the Westpac Reward Plan, any securities remaining unvested at the final test date lapse immediately.

LTI award opportunities

CEO

The CEO received a LTI award of $2,500,000 in December 2008. The award was received in the form of performance options and performance share rights under arrangements approved by shareholders at the 2007 Annual General Meeting.

The CEO will receive an equity-based LTI award in December 2009, subject to shareholder approval at the 2009 Annual General Meeting. There is no increase to the proposed award from the December 2008 level.

Senior Executives excluding Bob McKinnon

Senior Executives receive annual LTI awards of performance options under the Westpac Reward Plan. At the beginning of each year, the Remuneration Committee sets the LTI award target for each Senior Executive based on market competitiveness and the nature of each individual’s role.

Bob McKinnon

Due to the duration of his contract, Bob McKinnon received an award of cash-settled performance share rights which vest over the period of his contact provided he meets performance hurdles set by the Board. The performance hurdles are directly related to his individual long-term performance objectives.

As noted in Section 1 of this Remuneration report, there will be no increases to LTI award opportunities for the CEO or Senior Executives for 2010.

The actual LTI award amounts granted for each Senior Executive is determined by the Remuneration Committee at the end of the year and is subject to Board discretion based on their performance during the year. The level of the award takes into account market benchmarks, individual performance over time, succession potential and key skills.

Merger with St.George

Immediately following the merger with St.George, outstanding equity awards held by Senior Executives of St.George were replaced with the Group’s equity awards under the Restricted Share Plan. The original vesting dates were maintained, and these awards continue to run their course. Vesting of these awards is subject only to service conditions because the original St.George-related hurdles are no longer relevant. A small number of key St.George executives were also awarded performance share rights under the Westpac Performance Plan.

3.4 Other long term awards

In addition to the vehicle for deferred STI awards described above, the Restricted Share Plan and Westpac Performance Plan are also used from time to time for other types of awards, including one-off joining and retention awards. This would typically be for the purposes of attracting Senior Executives to join the Group or for retention in specific circumstances. In regard to awards made on joining, these are made in situations where an incoming Senior Executive would be forfeiting real value in the organisation the Senior Executive is leaving to join the Group. Such Senior Executives would be unlikely to join the Group if they were required to forfeit value. LTI awards to key employees below senior management level are also made under the Restricted Share Plan and Westpac Performance Plan.

Under these arrangements, employees receive awards of Westpac ordinary shares or share rights, which are restricted for a set period. This restriction period is determined by the Board, and allows flexibility to tailor the restriction period to the circumstances of the award.

3.5 Target remuneration mix of elements

A target remuneration mix is determined for each management level, with performance-based rewards increasing with the level of responsibility and the criticality of the person’s role.

The following diagram illustrates the proportions for target reward for the CEO and the average for the Senior Executive group.

LTI award of performance options • 3-5 year performance period • value only received if Westpac outperforms the median of its peers
Deferred STI of restricted shares
• restricted for up to 3 years subject to service conditions
STI paid as cash in December 2009

Fixed remuneration including cash, salary sacrifice items and employer superannuation

CEO	Senior Executives

4.     Remuneration outcomes for the CEO and Senior Executives in 2009

The table below provides the value the CEO and Senior Executive received from the various components of their remuneration during 2009. This table has been provided in addition to the statutory accounting remuneration tables which are provided in Section 6 of this Remuneration report, and is provided for the benefit of understanding director and executive remuneration. The valuation for equity based awards that vested during the year is calculated based on the methodology defined below, and is not prepared in accordance with A-IFRS.

The table also provides a comparison of the value the CEO received in 2009 to the value the CEO would have received in 2008 had her employment commenced on 1 October 2007. Gail Kelly did not serve a full year at the Group having commenced on 1 February 2008, therefore the comparison below is prepared on a pro forma basis. It is provided in order that shareholders can make a more informed year on year comparison.

		Short term payments				Value of equity-based
		Fixed remuneration and superannuation	Other payments and benefits	STI received as cash	Total short term payments	awards that vested during the year
	Period	$’000	$’000(1)	$’000(2)	$’000	$’000(3)

CEO
Gail Kelly
2009 Actual	Full Year	2,700	1	2,625	5,326	3,158
2008 Annualised for comparison purposes only(4)		2,696	—	3,465	6,161	—
Senior Executives	2009
Ilana Atlas	Full Year	757	1	860	1,618	342
Peter Clare	Full Year	950	1	863	1,814	—
Philip Coffey	Full Year	1,071	1	1,688	2,760	502
Rob Coombe	Full Year	937	1	975	1,913	454
Brad Cooper	Full Year	972	1,435	1,013	3,420	—
Peter Hanlon	Full Year	1,075	1	975	2,051	185
Bob McKinnon	Full Year	800	1	900	1,701	—
Rob Whitfield	Full Year	1,635	2,249	732	4,616	415
Curt Zuber	Full Year	577	1	3,395	3,973	216
John Arthur	Part Year	644	—	555	1,199	—
Greg Bartlett	Part Year	715	16	713	1,444	311
George Frazis	Part Year	597	121	630	1,348	—
Greg Targett	Part Year	666	1	288	955	116

Former executives
Philip Chronican	Part Year	1,200	1,395	737	3,332	1,826

(1)   Includes annual health checks, relocation at the Group’s instigation, living away from home expenses, allowances, one-off awards and termination payments.

(2)   The CEO and Senior Executives receive part of their annual STI as cash and part is required to be deferred for up to two years (Rob Whitfield and Greg Targett for up to three years). The figure in this column represents the value of the 2009 STI they actually received as cash.

(3)   The value in this column is calculated as the number of securities that vested, multiplied by the Group’s share price at the time they vested, less any exercise price payable. For example, the $3,158,000 shown for the CEO reflects the value of the first tranche of 194,347 shares granted under the CEO Restricted Share Plan as part of her sign-on grant of restricted shares that vested on 6th February 2009. This award was approved by shareholders at the 2007 Annual General Meeting. None of the CEO’s equity vested in 2008.

(4)   The 2008 annualised comparative information is calculated on a pro-forma time basis assuming the CEO commenced employment on 1 October 2007. For example, the $2,696,000 calculated for Fixed Remuneration & Superannuation is derived from the 2008 actual amount paid of $1,789,655 divided by 243 days multiplied by 366 days.

5.     Remuneration of Non-executive Directors

Remuneration policy and fee pool

Non-executive Director fees are not directly related to the Group’s short term results and Non-executive Directors do not receive performance-based remuneration. However, the Board undertakes ongoing self-assessment and an external review of its performance and of the performance of the Chairman, individual Directors and Board Committees as detailed in the Corporate Governance Statement in this Annual Report.

Fee framework

The Board periodically reviews the Non-executive Director fee framework. At each review the Board considers the performance of the Group and seeks the advice of independent remuneration consultants to ensure market alignment. A full review of the fee framework was completed in 2007 which set the current fee framework. In 2009 the Board determined that base fees and committee fee rates would remain at current levels.

Under the current fee framework all Non-executive Directors receive a single base fee. Non-executive Directors, other than the Chairman, receive further fees for membership or chairmanship of a Board Committee (except the Nominations Committee).

Following the merger with St.George, the Board established the role of Deputy Chairman and the new Technology Committee, and fees were established in relation to each.

The following table details fees payable:

Annual rate
Base fee
Chairman	$700,000
Deputy Chairman	$250,000
Non-executive Directors	$200,000
Committee Chairman Fees
Audit Committee	$50,000
Risk Management Committee	$50,000
Remuneration Committee	$45,000
Sustainability Committee	$40,000
Technology Committee	$40,000
Committee Membership Fees
Audit Committee	$25,000
Risk Management Committee	$25,000
Remuneration Committee	$20,000
Sustainability Committee	$20,000
Technology Committee	$20,000

In addition to their Directors’ fees, Ted Evans and Carolyn Hewson have frozen retiring allowances that accrued prior to 2005 and are indexed in line with average weekly earnings, with the indexed amount payable on retirement. The retiring allowances are set out in Section 6.7 of this Remuneration report.

Throughout the reporting period, additional fees for seven Non-executive Directors were payable for membership on boards or advisory boards of subsidiaries, which vary according to the position held, the size, level and nature of divisions activity and the time commitment required.

Superannuation

The Group pays superannuation contributions to Non-executive Directors of up to 9% of their fees. These superannuation contributions are capped at the maximum superannuation contributions base prescribed under Superannuation Guarantee legislation. Employer superannuation contributions may be received in one of our staff superannuation funds or an eligible superannuation fund of their choice.

Equity participation

Non-executive Directors have voluntarily resolved to build and maintain their individual holdings of Westpac ordinary shares to demonstrate their alignment with the long term interests of shareholders. Prior to July 2009, Non-executive Directors were able to participate in the Deferral Share Plan and receive a portion of their fees as Westpac ordinary shares. The Deferral Share Plan was suspended following the Federal Government’s changes to the taxation treatment of employee equity awards.

This table shows the amount actually received by each Non-Executive Director during the year. The statutory accounting remuneration table is provided in Section 6.7 of this Remuneration report.

		Main Board and committee fees received	Subsidiary Board fees received	Superannuation	Total
Name	Period served	$’000	$’000	$’000	$’000

Ted Evans AC (Chairman)	Full year	700	—	14	714

Elizabeth Bryan	Full year	286	49	14	349

Gordon Cairns	Full year	295	—	14	309

Carolyn Hewson	Full year	295	110	24	429

Lindsay Maxsted	Full year	275	49	18	342

Peter Wilson	Full year	290	97	14	401

John Curtis (from 1 December 2008)	Part year	262	64	17	343

Graham Reaney (from 1 December 2008)	Part year	221	11	13	245

Peter Hawkins (from 1 December 2008)	Part year	221	49	16	286

6.              Remuneration details - Key management personnel and other executives

6.1 STI Outcomes for the CEO and Senior Executives

Details of the 2009 STI outcomes for the CEO and the Senior Executives are set out in the following table. For those Senior Executives who received STI awards for the 2009 financial year, these awards represented between 50-125% of the STI targets set at the beginning of the financial year. STI awards for John Arthur and George Frazis were pro-rated for the period of the performance year served. No pro-rating applied for Greg Bartlett or Greg Targett who were employed by St.George for the portion of the year they were not employees of the Group.

				Portion paid total value(3)	Total value awarded(4)
	Portion paid(1)	Portion forfeited	Portion deferred(2)	$’000	$’000

Gail Kelly	60%	—	40%	2,625	4,375
John Arthur	75%	—	25%	555	740
Ilana Atlas(5)	100%	—	—	860	860
Greg Bartlett	75%	—	25%	713	950
Peter Clare	75%	—	25%	863	1,150
Philip Coffey	75%	—	25%	1,688	2,250
Rob Coombe	75%	—	25%	975	1,300
Brad Cooper	75%	—	25%	1,013	1,350
George Frazis	75%	—	25%	630	840
Peter Hanlon	75%	—	25%	975	1,300
Bob McKinnon	75%	—	25%	900	1,200
Greg Targett	60%	—	40%	288	480
Robert Whitfield	60%	—	40%	732	1,220
Curt Zuber(6)	67%	—	33%	3,395	5,069

Former executives
Philip Chronican(7)	38%	62%	—	737	737

(1)                    This is the portion of STI award that will be paid in December 2009 and is not required to be deferred (for Philip Chronican this portion was paid at the time he left the Group).

(2)                    This is the portion of the STI award that is required to be deferred. STI deferral terms are explained in Section 3.2 of this Remuneration report.

(3)                    This is the value of the portion of the STI award to be paid in December 2009.

(4)                    This is the full value of the 2009 STI award, including both the portion of the STI paid, and the portion of the STI deferred. The eventual maximum value of the deferred STI component cannot be reliably estimated, as it is dependant on the share price at the time of vesting.

(5)                    Ilana Atlas will retire from the Group during the 2010 financial year and is not required to defer a portion of her 2009 STI.

(6)                    Curt Zuber’s STI is determined on performance outcomes directly related to his role as Group Treasurer, and is not set with regard to a target.  He is required to defer 33% of his 2009 STI outcome for two years.

(7)                    Philip Chronican left the Group prior to the end of the 2009 performance year and received a pro-rated portion of his 2009 STI award.

6.2 CEO and Senior Executive remuneration details for the 2009 year

This section sets out details of the CEO and Senior Executives’ 2009 remuneration, calculated in accordance with statutory accounting requirements.

		Short term benefits				Post employment	Share-based payment
		Fixed remuneration(2)	STI (cash)(3)	Non- monetary benefits(4)	Other short term benefits	Superannuation benefits	Restricted shares(5)	Options(6)	Share Rights(6)	Total(7)
Name	Description(1)	$	$	$	$	$	$	$	$	$

Gail Kelly Gail Kelly’s 2008 remuneration relates to the part year. Her Restricted Shares relate in large part to her sign on award.
2009	Annual	2,686,255	2,625,000	985	—	14,021	891,678	777,035	783,895	7,778,869
	Other	—	—	—	—	—	2,846,043	—	—	2,846,043
2008	Annual (part year)	1,780,797	2,300,533	—	—	8,858	—	308,656	285,534	4,684,378
	Other	—	—	—	—	—	3,855,215	—	—	3,855,215

John Arthur John Arthur started with the Group on 1 December 2008. His fixed remuneration and STI relate to the part year.
2009	Annual (part year)	590,840	555,000	275	—	53,103	—	—	—	1,199,218

Ilana Atlas
2009	Annual	694,285	860,000	1,012	—	62,486	309,061	258,834	30,269	2,215,947
2008	Annual	635,179	900,000	985	—	57,166	129,062	309,270	190,236	2,221,898

Greg Bartlett Greg Bartlett started with the Group on 1 December 2008 following the merger with St.George. His fixed remuneration reflects the part year.
2009	Annual (part year)(8)	624,444	712,500	15,843	—	90,138	—	—	67,302	1,510,227
	Other	—	—	—	—	—	534,103	—	—	534,103

Peter Clare Peter Clare’s 2008 remuneration relates to the part year.
2009	Annual	901,871	862,500	1,012	—	48,244	84,871	63,258	—	1,961,756
2008	Annual (part year)	430,011	525,000	787	—	32,058	—	—	—	987,856

Philip Coffey
2009	Annual	998,714	1,687,500	836	—	72,290	518,336	391,111	45,407	3,714,194
2008	Annual	828,683	1,875,000	787	—	74,581	169,825	452,133	281,508	3,682,517

Rob Coombe
2009	Annual	889,332	975,000	1,012	—	47,440	469,313	373,561	40,444	2,796,102
2008	Annual	749,229	975,000	—	—	47,622	245,943	371,155	237,583	2,626,532

Brad Cooper
2009	Annual	892,070	1,012,500	1,012	—	80,286	511,948	197,113	173,776	2,868,705
	Other(9)	—	—	634,198	800,000	—	—	—	—	1,434,198
2008	Annual	820,380	1,200,000	—	—	74,200	—	99,814	—	2,194,394
	Other	—	—	299,071	400,000	—	—	—	174,252	873,323

George Frazis George Frazis started with the Group on 2 March 2009. His fixed remuneration and STI relate to the part year.
2009	Annual (part year)	588,635	630,000	121,679	—	8,384	—	—	—	1,348,698
	Other	—	—	—	—	—	—	234,306	1,043,149	1,277,455

Peter Hanlon
2009	Annual(8)	858,818	975,000	1,012	—	215,938	282,586	211,905	16,772	2,562,031
2008	Annual(8)	712,292	975,000	836	—	149,224	98,608	226,576	112,454	2,274,990

Bob McKinnon Bob McKinnon’s 2008 remuneration reflects part year.
2009	Annual	738,641	900,000	1,012	—	61,358	—	—	388,595	2,089,606
2008	Annual (part year)	89,986	—	—	—	8,099	—	—	—	98,085

Greg Targett Greg Targett started with the Group on 1 December 2008 following the merger with St.George. His fixed remuneration reflects the part year.
2009	Annual (part year)	614,474	288,000	1,012	—	51,703	—	—	—	955,189
	Other	—	—	—	—	—	239,581	—	23,553	263,134

Rob Whitfield
2009	Annual	1,500,228	732,000	1,012	—	135,021	260,064	294,649	37,218	2,960,192
	Other(9)	—	—	247,772	2,000,000	—	602,586	—	—	2,850,358
2008	Annual	614,781	600,000	787	—	55,330	128,670	323,574	219,176	1,942,318
	Other	—	2,000,000	—	—	—	—	—	—	2,000,000

Curt Zuber
2009	Annual(8)	476,907	3,395,000	1,012	—	99,919	1,024,751	228,098	19,850	5,245,537
2008	Annual(8)	458,153	5,520,800	1,789	—	79,573	357,328	214,033	116,891	6,748,567

		Short term benefits				Post employment	Share-based payment
		Fixed remuneration(2)	STI (cash)(3)	Non- monetary benefits(4)	Other short term benefits	Superannuation benefits	Restricted shares(5)	Options(6)	Share Rights(6)	Total(7)
Name	Description(1)	$	$	$	$	$	$	$	$	$
Former executives
Philip Chronican
2009	Annual (part year)(9)	1,195,085	737,414	836	—	5,030	912,393	493,028	71,560	3,415,346
	Other	—	—	—	1,394,350	—	—	—	—	1,394,350
2008	Annual(8)	1,104,215	1,500,000	836	—	615,240	247,020	760,983	452,189	4,680,483
	Other	—	1,000,000	—	—	—	—	—	—	1,000,000

(1)                    Annual refers to fixed remuneration, cash STI and amortised equity in relation to normal remuneration arrangements. ‘Other’ refers to sign on awards, St.George equity awards converted on the merger, termination payments and other components outside normal remuneration arrangements. Gail Kelly’s equity-based sign-on award was approved by shareholders at the 2007 Annual General Meeting and granted in February 2008. This amount shown is the amortisation relating to the 2009 reporting year (and 2008 as comparison). As noted at the time, the sign-on award was part of the consideration for Mrs Kelly agreeing to take up the role of CEO (and in recognition of the entitlements foregone by her as a result). In accordance with the terms of the grant, 194,347 ordinary shares became unrestricted on 7 February 2009 and a further 83,292 ordinary shares will become unrestricted if Mrs Kelly remains employed on 1 December 2009.

(2)                    Fixed remuneration is the total cost of salary and salary sacrificed benefits (including motor vehicles, parking, etc. and any associated fringe benefits tax).

(3)                    2009 STI figures reflect annual cash performance awards accrued but not yet paid in respect of the year ended 30 September 2009.

(4)                    Non-monetary benefits are determined on the basis of the cost to the Group (including associated fringe benefits tax, where applicable) and include annual health checks, relocation at the Group’s instigation, living away from home expenses & allowances. The figure for Greg Bartlett includes a benefit relating to an interest free loan.

(5)                    The value of restricted shares are amortised over the applicable vesting period, and the amount shown is the amortisation relating to the 2009 reporting year (and 2008 year as comparison).

(6)                    Equity-settled remuneration is based on the amortisation over the vesting period (normally two or three years) of the ‘fair value’ at grant date of hurdled and unhurdled options and share rights that were granted during the four years ended 30 September 2009. Assumptions used in valuing those securities that were granted in 2009 are summarised in the notes to the table in Section 6.3 of this Remuneration report. Details of prior years grants have been disclosed in prior years’ Annual Reports. For Philip Chronican the remaining adjusted unamortised portion is shown. The amount shown for Bob McKinnon’s cash-settled performance share rights is based on the amortisation over the vesting period of the ‘fair value’ at 30 September 2009. Assumptions included in the valuation of cash-settled performance share rights include risk free interest rates of 4.55% - 4.94%, a dividend yield on Westpac ordinary shares of 5% and volatility in the Westpac share price of 30%.

(7)                    The percentage of the CEO and each Senior Executive’s 2009 remuneration delivered in the form of options or share rights was: Current executives: Gail Kelly 15%, John Arthur 0%, Ilana Atlas 13%, Greg Bartlett 3%, Peter Clare 3%, Philip Coffey 12%, Rob Coombe 15%, Brad Cooper 9%, George Frazis 49%, Peter Hanlon 9%, Bob McKinnon 19%, Greg Targett 2%, Rob Whitfield 6%, Curt Zuber 5%, and (former executive) Philip Chronican 12%.

(8)                    Superannuation benefits have been calculated consistent with AASB 119. Under the terms of Greg Bartlett’s defined benefit superannuation arrangements, 17.25% of his Fixed Remuneration is required to be contributed to his Plan account, which includes employer contributions.

(9)                    The amounts under ‘Other short term benefits’ for Brad Cooper relates to his sign-on arrangements, for Rob Whitfield relates to the merger with St.George, and for Philip Chronican relates to payments made on termination of employment, including accrued annual leave and long service leave.

(10)              Andrew Carriline and Bruce McLachlan were reported as key management personnel in the 2008 reporting year, however they have not been considered key management personnel for the 2009 financial year. Former key management personnel who separated during the 2008 reporting year, including David Morgan, Diane Sias and Michael Pratt, have not been included in this table.

6.3 Summary of LTI grants made during the year

The table below provides a summary of the LTI awards made to the CEO and Senior Executives during 2009. The LTI grants only vest on satisfaction of performance and/or service conditions tested in future financial years.

Equity instrument	Granted to	Grant Date	Commencement date(1)	First possible vesting date	Exercise price	Expiry	Fair value(2) per instrument

CEO Performance Plan performance option	Gail Kelly	1 December 2008	1 December 2008	1 December 2011	$16.80	1 December 2018	$3.17

CEO Performance Plan performance share right	Gail Kelly	1 December 2008	1 December 2008	1 December 2011	—	1 December 2018	$10.68

Westpac Reward Plan performance option	All Senior Executives(3) except:	19 December 2008	1 October 2008	1 October 2011	$24.30	1 October 2018	$2.32
	- George Frazis;
	- John Arthur;
	- Bob McKinnon;
	- Greg Bartlett; and
	- Greg Targett.

Westpac Performance Plan performance share right	Greg Bartlett & Greg Targett	6 January 2009	1 December 2008	1 December 2010	—	1 December 2018	$8.21

Westpac Reward Plan performance option	George Frazis	1 April 2009	1 March 2009	1 March 2012	$16.49	1 March 2019	$4.60

Westpac Performance Plan unhurdled share right	George Frazis	1 April 2009	1 March 2009	1 March 2010	—	1 March 2019	$18.38

Westpac Performance Plan unhurdled share right	George Frazis	1 April 2009	1 March 2009	1 March 2011	—	1 March 2019	$17.31

Performance share right — cash settled(4)	Bob McKinnon	18 August 2008	1 October 2008	30 September 2011	—	30 September 2012	$17.94

Performance share right — cash settled	Bob McKinnon	11 September 2009	11 September 2009	30 September 2012	—	30 September 2012	$21.05

(1)                    The Commencement Date is the start of the performance period in the case of performance options and performance share rights, or the start of the restriction period in the case of unhurdled share rights. Awards to the CEO were approved by shareholders at the Annual General Meeting on 13 December 2007.

(2)                    The fair value of options and share rights included in the tables above have been independently calculated at grant date using Binomial/Monte Carlo simulation pricing models. The assumptions included in the valuation of the 1 December 2008 awards to Gail Kelly include a risk free interest rate of 3.98% (for Options) and 3.49% (for Share Rights), a dividend yield on Westpac ordinary shares of 6% and a volatility in the Westpac ordinary share price of 30%. The assumptions included in the valuation of awards under the Westpac Reward Plan include risk free interest rates of 4.14%-4.24%, a dividend yield on Westpac ordinary shares of 6% and volatility in the Westpac share price of 30%. The assumptions included in the valuation of awards under the Westpac Performance Plan include risk free interest rates of 2.67%-3.61%, a dividend yield on Westpac ordinary shares of 6% and volatility in the Westpac share price of 30%. The assumptions included in the valuation of cash-settled performance share rights include risk free interest rates of 4.55% -4.94%, a dividend yield on Westpac ordinary shares of 5% and volatility in the Westpac share price of 30%. Other assumptions include volatilities of, and correlation factors between, share price movements of the ranking group members and Westpac, which are used to assess the impact of performance hurdles. Performance options have been valued assuming an expected life after the vesting date of up to 1.7 years.

(3)                    Performance options granted to Philip Chronican under the Westpac Reward Plan with a commencement date of 1 October 2008 were tested for performance and pro-rated for the portion of the performance period served.

(4)                    Due to the duration of his contract, Bob McKinnon received awards of cash-settled (rather than equity-settled) performance share rights. These awards may vest after a performance period of at least three years subject to meeting individual performance hurdles set by the Board.

6.4 Movement in equity-settled instruments during the year (number)

	Type of equity instrument	Number granted	Number vested(1)	Number exercised(2)
Gail Kelly	CEO Performance options	356,125	—	—
	CEO Performance share rights	119,731	—	—
	Shares under the CEO Restricted Share Plan	92,226	194,347	n/a

Ilana Atlas	Performance options	65,184	139,652	—
	Performance share rights	—	20,240	—
	Shares under Restricted Share Plan	18,485	—	n/a

Greg Bartlett(3)	Performance share rights	19,685	—	—
	Shares under Restricted Share Plan	41,700	11,834	n/a

Peter Clare	Performance options	81,799	—	—
	Shares under Restricted Share Plan	10,783	—	n/a

Philip Coffey	Performance options	104,805	197,535	—
	Performance share rights	—	30,262	158,342
	Shares under Restricted Share Plan	38,510	—	n/a

Rob Coombe	Performance options	110,224	134,467	—
	Performance share rights	—	27,043	100,339
	Shares under Restricted Share Plan	20,025	—	n/a

Brad Cooper	Performance options	92,024	—	—
	Shares under Restricted Share Plan	54,971	—	n/a

George Frazis(3)	Performance options	260,869	—	—
	Unhurdled share rights	140,200	—	—

Peter Hanlon	Performance options	78,220	99,513	—
	Performance share rights	—	11,214	—
	Shares under Restricted Share Plan	20,025	—	n/a

Bob McKinnon	Performance share rights	67,500	—	—

Greg Targett(3)	Performance share rights	6,899	—	—
	Shares under Restricted Share Plan	19,632	4,404	n/a

Rob Whitfield	Performance options	61,349	125,436	—
	Performance share rights	—	24,886	—
	Shares under Restricted Share Plan	71,888	—	n/a

Curt Zuber	Performance options	61,349	66,899	—
	Performance share rights	—	13,273	13,273
	Shares under Restricted Share Plan	72,659	—	n/a

Former executives
Philip Chronican	Performance options	123,210	674,573	—
	Performance share rights	—	47,849	47,849
	Shares under Restricted Share Plan	30,808	52,830	n/a

(1)          For performance options and performance share rights granted from December 2005 to December 2006 that vested during 2009, 50% of the award was assessed against a TSR ranking group of the top 10 of the largest 13 Australian banking and financial sector companies by market capitalisation at the time of grant (excluding Westpac). The other 50% was assessed against a TSR ranking group of the 50 largest companies on the ASX by market capitalisation at the time of grant (excluding Westpac, specified resource companies and the financial sector ranking group). Performance options granted after November 2006 that vested during 2009 were assessed against a TSR ranking group of the top 10 of the largest 13 Australian banking and financial sector companies by market capitalisation at the time of grant (excluding Westpac).

(2)          Vested options and vested share rights can be exercised up to a maximum of 10 years from their commencement date. No options were exercised during the year. For each share right exercised during the year, the relevant executive received one fully paid Westpac ordinary share. The exercise price for share rights is nil.

(3)          George Frazis received a sign-on award of performance options, where vesting is subject to Westpac’s relative TSR performance over a three to five year period, and unhurdled share rights, where 43% of the award vests after one year of service and the remainder 57% vests after two years. Following the merger with St.George, Greg Targett and Greg Bartlett received LTI awards of performance share rights, where vesting is subject to Westpac’s relative TSR performance over a two to four year period. Details of the awards are included in Section 6.3, and a summary of each plan is included in Section 3 of this Remuneration report.

6.5       Movement in equity instruments during the year (value)

		Value granted(1)	Value exercised(2)	Value forfeited or lapsed(2)
	Type of equity instrument	$	$	$
Current executives
Gail Kelly	CEO Performance options	1,128,916	—	—
	CEO Performance share rights	1,278,727	—	—
	Shares under the CEO Restricted Share Plan	1,481,057	n/a	—

Ilana Atlas	Performance options	151,227	—	—
	Performance share rights	—	—	18,579
	Shares under Restricted Share Plan	422,018	n/a	—

Greg Bartlett	Performance share rights	161,614	—	—
	Shares under Restricted Share Plan	716,746	n/a	—

Peter Clare	Performance options	189,774	—	—
	Shares under Restricted Share Plan	246,179	n/a	—

Philip Coffey	Performance options	243,148	—	—
	Performance share rights	—	2,832,545	27,275
	Shares under Restricted Share Plan	879,195	n/a	—

Rob Coombe	Performance options	255,720	—	—
	Performance share rights	—	2,051,178	24,667
	Shares under Restricted Share Plan	457,177	n/a	—

Brad Cooper	Performance options	213,496	—	—
	Shares under Restricted Share Plan	1,064,251	n/a	—

George Frazis	Performance options	1,199,997	—	—
	Unhurdled share rights	2,489,111	—	—

Peter Hanlon	Performance options	181,470	—	—
	Performance share rights	—	—	10,083
	Shares under Restricted Share Plan	457,177	n/a	—

Bob McKinnon	Performance share rights	1,263,699	—	—

Greg Targett	Performance options	—	—	—
	Performance share rights	56,559	—	—
	Shares under Restricted Share Plan	337,438	n/a	—

Rob Whitfield	Performance options	142,330	—	—
	Performance share rights	—	—	22,582
	Shares under Restricted Share Plan	1,285,008	n/a	—

Curt Zuber	Performance options	142,330	—	—
	Performance share rights	—	215,662	11,716
	Shares under Restricted Share Plan	1,658,828	n/a	—

Former executives
Philip Chronican	Performance options	285,847	—	—
	Performance share rights	—	790,854	42,995
	Shares under Restricted Share Plan	703,356	52,830	—

(1)

For options and share rights, the Value Granted represents the number of securities granted multiplied by the fair value per instrument set out in the table in Section 6.3 above. For restricted shares, the Value Granted represents the number of ordinary shares granted multiplied by the weighted average price of a Westpac ordinary share on the date the shares were granted. These values, which represent the full value of the equity-based awards made to disclosed executives in 2009, do not reconcile with the amount shown in the table in Section 6.2 of this Remuneration report, which shows amortised totals of LTI awards over their vesting period.

(2)

The value of each option or share right exercised or lapsed is calculated based on the weighted average price of Westpac ordinary shares on ASX on the date of exercise, less the relevant exercise price (if any). Where the exercise price is greater than the weighted average price of Westpac ordinary shares, the value has been calculated as nil. The value of each restricted share forfeited is calculated as the number of shares forfeited multiplied by the weighted average price of a Westpac ordinary share on the date the shares were forfeited.

6.6 Employment agreements

The remuneration and other terms of employment for the CEO and Senior Executives are formalised in their employment agreements. Each of these employment agreements provide for the payment of fixed and performance-based remuneration, superannuation and other benefits such as death and disablement insurance cover.

The material terms of the employment agreements for the CEO and Senior Executives are summarised below.

Term	Who	Conditions
Duration of Contract	• CEO and Senior Executives	• On-going until notice given by either party
	• Bob McKinnon	• 4 year fixed term contract

Notice to be provided by the executive or the Group to terminate the employment agreement	• CEO, Ilana Atlas, Philip Coffey, Rob Coombe, Brad Cooper, George Frazis, Peter Hanlon, Rob Whitfield, John Arthur, and Greg Targett	• 12 months
	• Peter Clare and Greg Bartlett	• 6 months if Senior Executive gives notice, 12 months if the Group gives notice
	• Bob McKinnon and Curt Zuber	• 6 months

Termination payments to be made on termination without cause	• Ilana Atlas and Rob Coombe	• In the event of termination of employment without cause up to 6 months after change of control of the Group, payment in lieu of notice is based on 1.5 times fixed remuneration package
	• CEO and all Senior Executives	• Deferred STI and LTI awards vest according to the applicable equity plan rules

Termination for cause	• CEO, John Arthur, Greg Bartlett, Greg Targett, Rob Whitfield	• Immediately for misconduct • 3 months notice for poor performance
	• All other Senior Executives	• Immediately for misconduct, standard contractual notice period for poor performance

Post-employment restraints	• CEO, John Arthur, Ilana Atlas, Greg Bartlett, Peter Clare, Philip Coffey, Brad Cooper, George Frazis, Peter Hanlon and Greg Targett	• 12 month non-solicitation restraint
	• Rob Coombe, Bob McKinnon and Curt Zuber	• 6 month non-solicitation restraint

Certain individuals have provisions in their contracts for different terms due to grandfathered contractual benefits or individual circumstances:

•                  Gail Kelly — Part year STI is payable on termination except in cases of misconduct. For equity awards prior to 30 September 2009, unvested restricted shares vest on termination in all circumstances except for poor performance or misconduct. Unvested LTI may vest on termination, except for reasons of poor performance or misconduct. The amount to vest is subject to meeting the performance hurdle and Board discretion except in the case of death, sickness, disability or in certain circumstances following a change of control;

•                  Brad Cooper — Provisions relating to relocation from Auckland to Sydney, including accommodation and housing payments, relocation payments, motor vehicle, car parking, additional travel between Australia and New Zealand, and taxation services;

•                  George Frazis — Provisions relating to relocation from Sydney to Auckland including relocation payments, accommodation payments and travel between Australia and New Zealand;

•                  Bob McKinnon — Cash settled LTI based on role-specific four year objectives; and

•                  John Arthur and Greg Bartlett — part year STI is payable for termination without cause.

6.7 Details of Non-executive Director remuneration for 2009

Details of the nature and amount of each element of the remuneration of Non-executive Directors for the year ended 30 September 2009 are as follows:

			Short term employment benefits	Post employment
			Fees	Superannuation guarantee	Retiring allowance accrued during the year(2)	Total	Total retiring allowance accrued
Name	The Board the Non-executive served on(1)	Notes	$	$	$	$	$
2009
Ted Evans	Chairman
	Westpac Banking Corporation	3	700,000	13,899	23,878	737,777	444,876

John Curtis	Deputy Chairman
	Westpac Banking Corporation		262,376	11,477	—	273,853	—
	St.George Bank Limited		63,490	5,714	—	69,204	—
	Total	4	325,866	17,191	—	343,057	—

Elizabeth Bryan
	Westpac Banking Corporation		286,259	13,899	—	300,158	—
	Westpac New Zealand Limited		48,708	—	—	48,708	—
	Total	4	334,967	13,899	—	348,866	—

Gordon Cairns
	Westpac Banking Corporation	4	295,000	13,899	—	308,899	—

Peter Hawkins
	Westpac Banking Corporation		221,111	11,476	—	232,587	—
	St.George Bank Limited		48,744	4,387	—	53,131	—
	Total	4	269,855	15,863	—	285,718	—

Carolyn Hewson
	Westpac Banking Corporation		295,000	13,899	17,463	326,362	309,279
	BT Investment Management Limited		110,000	9,900	—	119,900	—
	Total	3,4	405,000	23,799	17,463	446,262	309,279

Lindsay Maxsted
	Westpac Banking Corporation		275,000	13,899	—	288,899	—
	St.George Bank Limited		48,744	4,387	—	53,131	—
	Total	4	323,744	18,286	—	342,030	—

Graham Reaney
	Westpac Banking Corporation	4	221,111	11,477	—	232,588	—
	St.George Bank Limited	5	11,274	1,015	—	12,289	—
	Total		232,385	12,492	—	244,877	—

Peter Wilson
	Westpac Banking Corporation		290,000	13,899	—	303,899	—
	Westpac New Zealand Limited		97,415	—	—	97,415	—
	Total	4	387,415	13,899	—	401,314	—
Total 2009			3,274,232	143,227	41,341	3,458,800	754,155

(1)     Fees paid by St.George Bank Limited and BankSA relate only to the period following the merger with Westpac.

(2)     Retiring allowances are not included in calculations for the Non-executive Director fee pool. Retiring allowances were frozen for individual Non-executive Directors between December 2005 and February 2006. Accruals shown for 2008 and 2009 include indexation in line with average weekly earnings following the freezing of the retiring allowances.

(3)     Entitled to retiring allowance.

(4)     Includes fees paid to Chairpersons and members of Board Committees.

(5)     Fees paid for services to the BankSA advisory board.

			Short term employment benefits	Post employment
			Fees	Superannuation guarantee	Retiring allowance accrued during the year(2)	Total	Total retiring allowance accrued
Name	The Board the Non-executive served on(1)	Notes	$	$	$	$	$
2008
Ted Evans	Chairman
	Westpac Banking Corporation	3	700,000	13,244	16,259	729,503	420,998

Elizabeth Bryan
	Westpac Banking Corporation		270,000	13,244	—	283,244	—
	Westpac New Zealand Limited		51,066	—	—	51,066	—
	Total	4	321,066	13,244	—	334,310	—

Gordon Cairns
	Westpac Banking Corporation	4	295,000	13,244	—	308,244	—

Carolyn Hewson
	Westpac Banking Corporation		295,000	13,244	11,268	319,512	291,816
	BT Investment Management		113,807	10,242	—	124,049	—
	Total	3, 4	408,807	23,486	11,268	443,561	291,816

Lindsay Maxsted
	Westpac Banking Corporation	4	157,596	7,711	—	165,307	—

Peter Wilson
	Westpac Banking Corporation		290,000	13,244	—	303,244	—
	Westpac New Zealand Limited		88,309	—	—	88,309	—
	Total	4	378,309	13,244	—	391,553	—
Total 2008			2,260,778	84,173	27,527	2,372,478	712,814

(1)     Fees paid by St.George Bank Limited and BankSA relate only to the period following the merger with Westpac.

(2)     Retiring allowances are not included in calculations for the Non-executive Director fee pool. Retiring allowances were frozen for individual Non-executive Directors between December 2005 and February 2006. Accruals shown for 2008 and 2009 include indexation in line with average weekly earnings following the freezing of the retiring allowances.

(3)     Entitled to retiring allowance.

(4)     Includes fees paid to Chairpersons and members of Board Committees.

6.8 Further information about our equity plans

Our broad-based and specialised employee equity plans

Deferral Share Plan

The Deferral Share Plan was suspended during 2009 following the Federal Government’s announcement of changes to the taxation treatment of employee equity awards. No new awards were made after 30 June 2009. Prior to the suspension employees could elect to receive any prospective cash STI as Westpac ordinary shares under the Deferral Share Plan. Australian-based Non-executive Directors could also elect to receive a percentage of their fees in Westpac ordinary shares under the Deferral Share Plan.

Employee Share Plan

Under the Employee Share Plan, employees in Australia can receive up to $1,000 of Westpac ordinary shares at the end of each financial year. This award recognises their contribution to our performance. For 2008, the size of the award was dependent on the performance of our share price over the financial year. For 2009, the size of the award is dependent on both the share price measure and net promoter score which measures customer advocacy.

The CEO, Directors and any employees who received a LTI award during the year are ineligible to receive an Employee Share Plan award that year.

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

Comparator companies used in our LTI performance hurdles

CEO Performance Plan (Gail Kelly)

The CEO Performance Plan ranking group is comprised of the top 10 of the 13 largest retail banks and other financial services companies listed on the Australian Securities Exchange (ASX) with which Westpac competes for customers. As at 30 September 2009 the most recently determined ranking group consisted of: AMP Limited, ASX Limited, Australia and New Zealand Banking Group Limited, AXA Asia Pacific Holdings Limited, Bendigo Bank Limited, Commonwealth Bank of Australia, Insurance Australia Group Limited, Macquarie Group Limited, National Australia Bank Limited, and Suncorp-Metway Limited.

Westpac Reward Plan

The Westpac Reward Plan ranking group is comprised of the top 10 of 13 selected Australian banking and financial sector companies. As at 30 September 2009 the most recently determined peer group under the Westpac Reward Plan consisted of: AMP Limited, AXA Asia Pacific Holdings Limited, Australia and New Zealand Banking Group Limited, ASX Limited, Commonwealth Bank of Australia, Insurance Australia Group Limited, Lend Lease Corporation Limited, Macquarie Group Limited, National Australia Bank Limited, and Suncorp-Metway Limited.

Westpac Performance Plan

Financial ranking group - The top 10 of 13 selected Australian banking and financial sector companies, by market capitalisation, at the time of grant. As at 30 September 2009, the most recently determined ranking group consisted of: AMP Limited, AXA Asia Pacific Holdings Limited, Australia and New Zealand Banking Group Limited, ASX Limited, Commonwealth Bank of Australia, Insurance Australia Group Limited, Lend Lease Corporation Limited, Macquarie Group Limited, National Australia Bank Limited, and Suncorp-Metway Limited.

General ranking group - The largest 50 Australian listed companies at time of grant, excluding property trusts, specified resources companies and those in the financial peer group. As at 30 September 2009, the most recently determined ranking group consisted of: AGL Energy Limited, Amcor Limited, Ansell Limited, Aristocrat Leisure Limited, APN News & Media Limited, ASX Limited, Babcock & Brown Infrastructure Group, Billabong International, Boral Limited, Brambles Industries Limited, Challenger Financial Services Group Limited, Coca-Cola Amatil Limited, Cochlear Limited, Computershare Limited, Connecteast Group, CSL Limited, CSR Limited, David Jones Limited, Downer EDI Limited, Fairfax (John) Holdings Limited, Foster’s Group Limited, Goodman Fielder Limited, Harvey Norman Holdings Limited, Incitec Pivot Limited, James Hardie Industries NV, Leighton Holdings Limited, Lend Lease Corporation Limited, Lion Nathan Limited, Macquarie Airports, Macquarie Infrastructure Group, Metcash Limited, Orica Limited, Paperlinx Limited, Perpetual Limited, Qantas Airways Limited, QBE Insurance Group Limited, Resmed Inc, Sigma Pharmaceuticals Ltd, Sonic Healthcare Limited, SP Ausnet, Tatts Group Limited, Tabcorp Holdings Limited, Telecom Corporation of New Zealand Limited, Telstra Corporation Limited, Toll Holdings Limited, Transurban Group, Wesfarmers Limited, West Australian Newspapers Holdings Limited, Woolworths Limited and United Group Limited.

10. Auditor

a)    Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001(Cth) is below.

Auditor’s Independence Declaration

As lead auditor for the audit of Westpac Banking Corporation for the year ended 30 September 2009 I declare that to the best of my knowledge and belief, there have been:

a.     no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b.     no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the year.

PricewaterhouseCoopers ABN 52 780 433 757 Darling Park Tower 2 201 Sussex Street GPO BOX 2650 SYDNEY NSW 1171 DX 77 Sydney Australia Telephone +61 2 8266 0000 Facsimile +61 2 8266 9999 www.pwc.com/au

Ian Hammond Partner PricewaterhouseCoopers	Sydney 4 November 2009

b)    Non-audit services

We may decide to engage PricewaterhouseCoopers on assignments additional to their statutory audit duties where their expertise or experience with Westpac or a controlled entity is important.

Details of the non-audit service amounts paid or payable to PricewaterhouseCoopers for non-audit services provided during the 2008 and 2009 financial years are set out in Note 34 to our financial statements.

Our external auditor, PricewaterhouseCoopers, also provides audit and non-audit services to non-consolidated entities including non-consolidated securitisation vehicles sponsored by the Group, non-consolidated trusts of which a Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of these services were approximately $6.3 million in total (2008 $6.6 million). PricewaterhouseCoopers may also provide audit and non-audit services to other entities in which we hold a minority interest and which are not consolidated. We are not aware of the amount of any fees paid by those entities.

We have a policy on engaging PricewaterhouseCoopers, details of which are set out in the ‘Corporate governance’ section, including the subsection entitled ‘Engagement of the external auditor’, which forms part of this report.

The Board has considered the position and, in accordance with the advice received from the Audit Committee, is satisfied that the provision of the non-audit services during 2009 by PricewaterhouseCoopers is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by PricewaterhouseCoopers, as set out above, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•         all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor; and

•         none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accounts.

Signed in accordance with a resolution of the Board.

Ted Evans AC Chairman 4 November 2009	Gail Kelly Managing Director and Chief Executive Officer 4 November 2009

This page has been intentionally left blank

Section 2

Five year summary

Reading this report

Review of Group operations

Divisional performance

Risk and risk management

Other Westpac business information

Additional financial information

FIVE YEAR SUMMARY(1)

(in $millions unless otherwise indicated)	2009	2008	2007	2006	2005
Income statement year ended 30 September(2)
Net interest income	11,646	7,222	6,313	5,642	5,259
Non-interest income	4,859	4,383	4,006	3,693	3,554
Net operating income before operating expenses and impairment charges	16,505	11,605	10,319	9,335	8,813
Operating expenses	(7,171)	(5,455)	(4,689)	(4,413)	(4,259)
Impairment charges	(3,238)	(931)	(482)	(375)	(382)
Profit from ordinary activities before income tax expense	6,096	5,219	5,148	4,547	4,172
Income tax expense	(2,579)	(1,287)	(1,630)	(1,422)	(1,223)
Net profit attributable to minority interests	(71)	(73)	(67)	(54)	(251)
Net profit attributable to equity holders	3,446	3,859	3,451	3,071	2,698
Balance sheet at 30 September(2)
Loans	463,459	313,545	275,377	236,380	204,566
Other assets	126,128	126,131	102,243	65,081	63,098
Total assets	589,587	439,676	377,620	301,461	267,664
Deposits	329,456	233,730	202,054	169,637	150,668
Debt issues and acceptances	133,024	100,369	87,126	66,080	48,754
Loan capital	11,138	8,718	7,704	5,957	4,214
Other liabilities	79,398	77,388	62,828	43,661	47,101
Total liabilities	553,016	420,205	359,712	285,335	250,737

Shareholders’ equity and minority interest	36,571	19,471	17,908	16,126	16,927

Key financial ratios
Shareholder value
Dividends per ordinary share (cents)	116	142	131	116	100
Dividend payout ratio (%)	92.6	68.9	70.1	69.4	67.2
Return on average ordinary equity (%)	10.8	23.1	23.5	23.0	21.7
Basic earnings per share (cents)	125.3	206.0	186.9	167.2	148.9
Net tangible assets per ordinary share ($)(3)	7.89	7.71	7.00	6.14	5.71
Share price ($):
High	26.74	31.32	28.69	25.35	21.40
Low	14.40	18.36	22.53	21.31	17.52
Close	26.25	21.48	28.50	22.71	21.10

Business performance
Operating expenses to operating income ratio (%)	43.4	47.0	45.4	47.3	48.3
Net interest margin	2.38	2.07	2.19	2.29	2.45
Productivity ratio(4)	4.47	4.16	4.07	4.06	4.05
Capital adequacy
Total equity to total assets (%)	6.2	4.4	4.7	5.3	6.3
Total equity to total average assets (%)	6.3	4.8	5.4	5.7	6.6
Tier 1 ratio (%)(5)	8.1	7.8	6.5	6.9	7.2
Total capital ratio (%)(5)	10.8	10.8	9.5	9.6	9.7
Credit quality
Net impaired assets to equity and collectively assessed provisions (%)	5.7	3.0	1.4	1.5	1.9
Total provisions(6) to gross loans and acceptances (basis points)	101.2	69.0	61.6	63.0	84.0
Other information
Points of bank representation (number at financial year end)	1,491	1,089	1,073	1,068	1,060
Core full time equivalent staff (number at financial year end)(7)	34,188	26,717	25,903	25,363	25,583

(1)

This five year summary is prepared in accordance with A-IFRS. Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been restated and may differ from results previously reported.

(2)

The above income statement extracts for 2009, 2008 and 2007 and balance sheet extracts for 2009 and 2008 are derived from the consolidated financial statements included in this Annual Report and prior years are derived from financial statements previously published.

(3)

Shareholders’ equity and minority interests, after deducting minority interests, preference equity and goodwill and other intangible assets divided by the number of ordinary shares outstanding, less treasury shares held.

(4)	Net operating income before operating expenses and impairment charges/salaries and other staff expenses (net of restructuring expenses).
(5)	For details on the calculation of this ratio, please refer to ‘Capital management strategy’ under ‘Capital resources’ in this section.
(6)

Includes the APRA required capital deduction of nil (pre-tax) above A-IFRS provisioning levels at 30 September 2009 (2008 $14 million, 2007 $128 million), which forms part of the APRA-termed General Reserve for Credit Losses.

(7)	Core full-time equivalent staff includes overtime and pro-rata part time staff. It excludes staff on unpaid absences (e.g. unpaid maternity leave), temporary and contract staff.

READING THIS REPORT

Disclosure regarding forward-looking statements

This Annual Report contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934.

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those which we expect, depending on the outcome of various factors, including, but not limited to:

•	impacts of the global financial crisis, including adverse conditions in funding, equity and asset markets;

•	our ability to successfully complete the integration of St.George into our operations, including our ability to realise anticipated synergies and the costs of achieving those synergies;

•	changes to our credit ratings;

•	inflation, interest rate, exchange rate, market and monetary fluctuations;

•	market liquidity and investor confidence;

•

the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity and capital requirements arising from the global financial crisis;

•	changes in consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac conducts its operations;

•	the effects of competition in the geographic and business areas in which Westpac conducts its operations;

•	the ability to maintain or to increase market share and control expenses;

•	the timely development of and acceptance of new products and services and the perceived overall value of these products and services by users;

•	technological changes;

•	demographic changes and changes in political, social or economic conditions in any of the major markets in which Westpac operates;

•	stability of Australian and international financial systems and disruptions to financial markets and any losses Westpac may experience as a result;

•	our ability to complete, integrate or process acquisitions and dispositions; and

•	various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us, refer to ‘Risk factors’ under the section ‘Risk and risk management’ in this Annual Report. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events.

We are under no obligation, and do not intend, to update any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise, after the date of this Annual Report.

Financial information

The financial statements and other financial information included elsewhere in this Annual Report, unless otherwise indicated, have been prepared and presented in accordance with the requirements of the Australian Equivalents to International Financial Reporting Standards (A-IFRS) and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

Significant developments

For a discussion of significant developments impacting the Group, refer to ‘Significant developments’ under ‘Information on Westpac’ in Section 1 of this Annual Report.

Currency of presentation, exchange rates and certain definitions

‘Financial statements’ means our audited consolidated balance sheet as at 30 September 2009 and 30 September 2008 and consolidated income statement, cash flows and recognised income and expense for each of the years ended 30 September 2009, 2008 and 2007 together with accompanying notes which are included in this Annual Report.

We publish our consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of A$1.00 = US$0.8824 (2008 US$0.7904), the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) as of

30 September 2009. Unless otherwise stated, the translation of Australian dollars into NZ dollars has been made at the rate of A$1.00 = NZ$1.2196 (2008 NZ$1.1935), being the closing spot exchange rate on 30 September 2009 used in the financial statements. Refer to ‘Exchange rates’ in Section 4 for information regarding the rates of exchange between the Australian dollar and the US dollar for the financial years ended 30 September 2005 to 30 September 2009.

Our financial year ends on 30 September. As used throughout this Annual Report, the financial year ended 30 September 2009 is referred to as 2009 and other financial years are referred to in a corresponding manner.

Any discrepancies between totals and sums of components in tables contained in this Annual Report are due to rounding.

Additional financial information

In a separate section of this Annual Report under the heading ‘Additional financial information’, we have included selected consolidated financial and operating data on loans and provisions for impairment charges by industry classifications for the financial years ended 30 September 2007, 2006 and 2005 on the basis of presentation used in the Annual Report for the year ended 30 September 2007. We have presented this information separately because it is not directly comparable to the presentation of Notes 11 and 12 to the financial statements for the year ended 30 September 2009 included in Section 3 of this Annual Report. With effect from the financial year ended 30 September 2008, we have modified the presentation of loans and provisions for impairment charges by industry to align external reporting with the basis of presentation for internal reporting. We restated the presentation for the year ended 30 September 2007, but it was impractical to restate the disclosure for the financial years ended 30 September 2006 and 2005.

St.George Bank Limited merger

For accounting purposes the merger with St.George Bank Limited took effect from close of business on 17 November 2008 and our financial results for the 2009 financial year are therefore not directly comparable to our results for the 2008 financial year. For the purpose of analysis throughout this Annual Report we refer to the financial performance of Westpac ‘excluding the impact of St.George’, by which we mean the financial performance of the Westpac Group for 2009 less the contribution from St.George Bank Limited and its subsidiaries from 18 November 2008 to 30 September 2009 (including the impact of the acquisition accounting entries related to the merger). References to ‘excludes the impact of St.George’ have an equivalent meaning.

REVIEW OF GROUP OPERATIONS

Selected consolidated financial and operating data

We have derived the following selected financial information as of, and for the financial years ended, 30 September 2009, 2008, 2007, 2006 and 2005 from our audited consolidated financial statements and related notes.

This information should be read together with our audited consolidated financial statements and the accompanying notes included elsewhere in this Annual Report.

Accounting standards

The financial statements included in this report have been prepared in accordance with the accounting policies described in Note 1 to the financial statements, being in accordance with A-IFRS and they also comply with IFRS as issued by the IASB.

Recent accounting developments — Australia

For a discussion of recent accounting developments in Australia, refer to Note 1 to the financial statements.

Critical accounting estimates

Our reported results are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of the income statement and the balance sheet. Our principal accounting policies are disclosed in Note 1 to the financial statements. Note 1 also includes a description of our critical accounting assumptions and estimates. We have discussed the development and selection of the critical accounting estimates with our Board Audit Committee. The following is a summary of the areas we consider involve our most critical accounting estimates (for more detail refer to Note 1 to the financial statements):

Fair value of financial instruments

Financial instruments classified as held-for-trading, designated at fair value through profit or loss and financial assets classified as available-for-sale are recognised in the financial statements at fair value. All derivatives are measured and recognised at fair value. As far as possible, financial instruments are valued with reference to quoted, observable market prices or by using models which employ observable valuation parameters. Where valuation models rely on parameters for which inputs are not observable, judgments and estimation may be required.

As at 30 September 2009, the fair value of trading securities, financial assets designated at fair value through profit and loss, available-for-sale securities and life insurance assets was $51,856 million. The fair value of trading liabilities, financial liabilities designated at fair value through profit and loss, deposits at fair value and debt issues at fair value was $103,747 million. The fair value of outstanding derivatives was $3,291 million net liability (2008 $9,840 million net asset). The fair value of life insurance assets of $12,384 million was substantially based on quoted market prices. The fair value of financial assets determined by valuation models that did not use observable market prices was $798 million. The fair value of other financial assets and financial liabilities, including derivatives, is largely determined by valuation models using observable market prices and rates. Where observable market inputs are not available, day one profits or losses are not recognised.

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

In determining individually assessed provisions relevant considerations that have a bearing on the expected future cash flows are taken into account, for example, the business prospects of the customer, the realisable value of collateral, our position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. These judgments and estimates can change with time as new information becomes available or as work-out strategies evolve, resulting in revisions to the impairment provision as individual decisions are made.

The collectively assessed provisions are established on a portfolio basis taking into account the level of arrears, collateral and security, past loss experience and expected defaults based on portfolio trends. The most significant factors in establishing these provisions are estimated loss rates and related emergence periods. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates, unemployment levels, payment behaviour and bankruptcy rates.

As at 30 September 2009, gross loans to customers were $467,843 million and the provision for impairment on loans was $4,384 million.

Goodwill and intangible assets

Goodwill represents the excess of purchase consideration over the fair value of the identifiable net assets of acquired businesses. The determination of the fair value of the assets and liabilities of acquired businesses requires the exercise of management judgment. Different fair values would result in changes to the goodwill and to the post-acquisition performance of the acquisitions.

The increase in the goodwill balance of $6,172 million is primarily attributable to the merger with St.George. Computer software, brand names, core deposit intangibles and other intangible assets increased by $83 million, $636 million, $1,494 million and $280 million respectively as a result of the merger with St.George.

Goodwill is tested for impairment annually by determining if the carrying value of the cash generating unit (CGU) that it has been allocated to is recoverable. The recoverable amount is the higher of the CGU’s fair value and its value in use. Determination of appropriate cash flows and discount rates for the calculation of the value in use is subjective. As at 30 September 2009, the carrying value of goodwill was $8,597 million.

Superannuation obligations

The actuarial valuation of our defined benefit plan obligations are dependant upon a series of assumptions, the key ones being price inflation, earnings growth, mortality, morbidity and investment returns assumptions. Different assumptions could significantly alter the amount of the difference between plan assets and defined benefit obligations and the amount recognised directly in retail earnings.

The superannuation deficit across all our plans as at 30 September 2009 was $388 million (2008 deficit of $473 million).

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

Income taxes

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group estimates its tax liabilities based on the Group’s understanding of the tax law. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period where such determination is made.

St.George Bank Limited merger

The merger with St.George Bank Limited has been accounted for using the purchase method of accounting. All the identifiable assets and liabilities of St.George Bank Limited are required to be initially recognised by the Group at their fair value on the date of the merger. This involves additional critical accounting assumptions, judgments and estimates that may have a material impact on the Group’s financial statements.

Key areas of judgment include:

•         intangible assets

Identifiable intangible assets are required to be identified and measured at their fair value in accounting for a business combination. This involves the use of judgments, estimates and assumptions about how customers will act and products will perform in the future, based largely on past experience and future contractual arrangements.

•         financial assets and liabilities

Management judgment is required in determining the fair value of all St.George’s financial assets and liabilities at the merger date. Many of these assets and liabilities are not actively traded so fair value is derived from models and assumptions.

•         tax consolidation

In order to account for the impact of St.George joining the Westpac tax consolidated group, management is required to make critical assumptions, judgments and estimates to determine the fair value of St.George and its identifiable assets and liabilities as at 31 March 2009.

The assets and liabilities recognised by the Group following the merger with St.George Bank Limited are set out in Note 44 to the financial statements.

Income statement review

Consolidated income statement(1)

	Year Ended 30 September
	2009	2009	2008	2007	2006	2005
(in $millions unless otherwise indicated)	US$(2)	A$	A$	A$	A$	A$
Amounts in accordance with A-IFRS
Interest income	26,866	30,446	29,081	22,075	18,091	15,544
Interest expense	(16,589)	(18,800)	(21,859)	(15,762)	(12,449)	(10,285)
Net interest income	10,276	11,646	7,222	6,313	5,642	5,259
Non-interest income	4,288	4,859	4,383	4,006	3,693	3,554
Net operating income before operating expenses and impairment charges	14,564	16,505	11,605	10,319	9,335	8,813
Operating expenses	(6,328)	(7,171)	(5,455)	(4,689)	(4,413)	(4,259)
Impairment charges	(2,857)	(3,238)	(931)	(482)	(375)	(382)
Profit before income tax	5,379	6,096	5,219	5,148	4,547	4,172
Income tax expense	(2,276)	(2,579)	(1,287)	(1,630)	(1,422)	(1,223)
Net profit for the year	3,103	3,517	3,932	3,518	3,125	2,949
Net profit attributable to minority interests	(63)	(71)	(73)	(67)	(54)	(251)
Net profit attributable to equity holders of Westpac	3,041	3,446	3,859	3,451	3,071	2,698
Weighted average number of ordinary shares (millions)	2,747	2,747	1,871	1,846	1,837	1,845
Basic earnings per ordinary share (cents)(3)	110.6	125.3	206.0	186.9	167.2	148.9
Diluted earnings per share (cents)(4)	108.7	123.2	200.1	185.3	165.7	147.2
Dividends per ordinary share (cents)	102	116	142	131	116	100
Dividend payout ratio (%)(5)	92.6	92.6	68.9	70.1	69.4	67.2

(1)	Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been restated and may differ from results previously reported.
(2)

Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.8824, the noon buying rate in New York on 30 September 2009. Amounts or ratios are in accordance with this conversion rate.

(3)	Based on the weighted average number of fully paid ordinary shares outstanding, including nil New Zealand Class shares in 2009 (2008 nil, 2007 nil, 2006 nil, 2005 41 million).
(4)

Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

(5)	Calculated by dividing the dividends per ordinary share by the basic earnings per ordinary share.

Overview of performance - 2009 v 2008

Our financial performance for the 2009 financial year was significantly impacted by the global financial crisis, and the merger with St.George Bank Limited. The merger with St.George Bank Limited was completed on 1 December 2008, substantially increasing the size of the Group. For accounting purposes, St.George is consolidated in our financial statements from 18 November 2008, which makes it difficult to compare the results for 2009 with our results for prior periods. Accordingly, the following discussion and review of Group operations, and the discussion of business division performance, focuses primarily on the key factors affecting performance in 2009 compared to 2008, excluding the impact of St.George.

Net profit attributable to equity holders of Westpac was $3,446 million in 2009, a decrease of $413 million or 11% compared to 2008. Net profit attributable to equity holders of Westpac excluding the impact of St.George was $2,475 million in 2009, a decrease of $1,384 million or 36% compared to 2008.

The decrease was primarily due to significant increases in impairment charges and income tax expense. Impairment charges excluding the impact of St.George increased by $1,622 million reflecting significant deterioration in asset quality due to the impact of the global financial crisis and subsequent economic slowdown. Income tax expense included an additional $703 million tax charge related to the New Zealand High Court ruling on amended tax assessments issued by the New Zealand Inland Revenue Department (NZIRD), in relation to Structured Finance transactions entered into between 1998 and 2002. Expense growth excluding the impact of St.George was 4%. These factors were partially offset by strong net operating income growth of $1,315 million.

Divisional results excluding the impact of St.George were mixed. WRBB net profit increased by $156 million, while net profit for each of WIB, New Zealand Banking, BTFG and Other divisions decreased $446 million, $201 million, $55 million and $838 million respectively. The additional tax charge referred to above was incurred within Other divisions.

Net interest income was $11,646 million in 2009, an increase of $4,424 million or 61% compared to 2008. Net interest income excluding the impact of St.George was $8,822 million in 2009, an increase of $1,600 million or 22% compared to

2008. The 22% growth reflects volume growth in consumer and business loans and deposits in Australia and New Zealand, with a 7% increase in loans and a 13% increase in deposits, and a 26 basis point expansion in net interest margin.

Non-interest income was $4,859 million in 2009, an increase of $476 million or 11% compared to 2008. Non-interest income excluding the impact of St.George was $4,098 million in 2009, a decrease of $285 million or 7% compared to 2008. The 7% decrease reflected a $600 million decrease in other income, partially offset by increases in trading income, wealth management and insurance income, and fees and commissions of $188 million, $82 million and $45 million respectively. Other income was also lower as 2008 included large one-off items of $436 million in relation to the partial IPO of BT Investment Management Limited (BTIM) and the sale of Visa Inc. shares. 2009 included $155 million in asset write-downs relating to foundation investments in property and other transactions in the Specialised Capital Group (SCG).

Operating expenses were $7,171 million in 2009, an increase of $1,716 million or 31% compared to 2008. Operating expenses excluding the impact of St.George were $5,664 million in 2009, an increase of $209 million or 4% compared to 2008. This was largely driven by a 3% increase in salaries and other staff expenses and increased equipment and occupancy expenses. Expense savings as a result of the merger with St.George totalled $143 million for 2009.

Impairment charges were $3,238 million in 2009, an increase of $2,307 million or 248% compared to 2008. Impairment charges excluding the impact of St.George were $2,553 million in 2009, an increase of $1,622 million or 174% compared to 2008. This increase was primarily due to the impact of the global financial crisis and the associated decline in economic activity in Australia and New Zealand. This particularly impacted the business sectors in Australia and New Zealand. These dynamics increased individually assessed provisions by $1,243 million and collectively assessed provisions by $391 million, partially offset by $12 million in writebacks and recoveries.

St.George and its consolidated subsidiaries (including the impact of the acquisition accounting entries related to the merger) contributed a net profit of $971 million for the period from 18 November 2008 to 30 September 2009. Revenue from increased balance sheet growth was partially offset by the costs associated with reinvestment in the business coupled with impairment charges arising from the deteriorating economic conditions.

Income statement review - 2009 v 2008

Net interest income - 2009 v 2008

	2009	2008	2007
	$m	$m	$m
Interest income	30,446	29,081	22,075
Interest expense	(18,800)	(21,859)	(15,762)
Net interest income	11,646	7,222	6,313
Increase/(decrease) in net interest income
Due to change in volume	2,621	812	380
Due to change in rate	1,803	97	291
Change in net interest income	4,424	909	671

Net interest income was $11,646 million in 2009, an increase of $4,424 million or 61% compared to 2008. Net interest income excluding the impact of St.George was $8,822 million in 2009, an increase of $1,600 million or 22% compared to 2008. The commentary below relates to this 22% movement, which excludes the impact of St.George.

The key drivers of the 22% growth were an 8% increase in average interest earning assets and a 26 basis point increase in interest margins as compared to the prior year.

Growth in net loans over the year was 7%. In Australia, net loan growth was $22 billion or 8% over the prior year. In New Zealand, net loan growth was flat in NZ$ terms and decreased by 3% in A$ terms.

Loan growth arose due to the following specific components:

•         Australian housing lending increased $27.5 billion or 19% as historically low interest rates and the Australian Government’s first homebuyer grant provided stimulus to the mortgage market. The increase was also assisted by the inclusion of a full year of operation of the RAMS franchise distribution business which was purchased in January 2008;

•         Australian business and corporate lending decreased $5.6 billion or 5%. The decrease was driven by reduced demand from large customers who utilised equity raisings to reduce gearing. Lending to small and medium size business showed only a small decrease in line with the slower economy; and

•         New Zealand housing lending increased NZ$1.2 billion or 4%. Weaker demand reflected lower property prices and slower economic activity.

Total deposits including treasury deposits increased $30 billion or 13% since 30 September 2008. Excluding treasury deposits, deposits increased $35.1 billion or 21%. In Australia, strong growth in consumer and business customer deposits of $35.2 billion or 26%, was partially offset by a decline in treasury deposits, mostly certificates of deposit. The key driver of deposit growth was a change in customer preferences. Customers moved investments into bank deposits and out of the other forms of cash investments and asset classes (such as equities and mortgage trusts).

In New Zealand, at call and term deposits increased 2% (NZ$ terms), with growth occurring in term deposits.

Interest spread and margin - 2009 v 2008

	2009	2008	2007
	$m	$m	$m
Group
Net interest income	11,646	7,222	6,313
Tax equivalent gross up(1)	45	72	101
Net interest income (including gross up)	11,691	7,294	6,414
Average interest earning assets	490,669	351,657	292,417
Average interest bearing liabilities	465,842	334,865	274,955
Average net non-interest bearing liabilities and equity	24,827	16,792	17,462
Interest spread(2)	2.18%	1.76%	1.85%
Benefit of net non-interest bearing liabilities and equity(3)	0.20%	0.31%	0.34%
Net interest margin(4)	2.38%	2.07%	2.19%

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

Net interest margin including St.George was 2.38% for 2009, an increase of 31 basis points compared to 2008. Net interest margin excluding the impact of St.George was 2.33% for 2009, an increase of 26 basis points compared to the equivalent margin for 2008. Key drivers of the margin increase, excluding the impact of St.George, were:

•         an increase of 4 basis points from consumer and business customers in Australia and New Zealand. This represented the repricing of loans for higher risk premiums and higher funding costs. The increase also partially reflects the timing effect of higher funding costs in 2008 being passed through to customers in 2009;

•         an increase of 13 basis points reflecting strong Group Treasury revenues; and

•         an increase of 9 basis points from Institutional lending, Markets and Other due to:

•         improved Institutional spreads as loans were progressively re-priced over the period and changes in Markets income recorded as interest income; and

•         returns on capital falling as interest rates reduced, which was more than offset by mix benefits, as relatively higher spread consumer and business assets grew faster than Institutional assets.

Non-interest income - 2009 v 2008

	2009	2008	2007
	$m	$m	$m
Total fees and commissions	2,637	2,060	1,931
Trading income	901	732	660
Wealth management and insurance income	1,368	1,042	1,306
Other income	(47)	549	109
Total non-interest income	4,859	4,383	4,006

Non-interest income was $4,859 million in 2009, an increase of $476 million or 11% compared to 2008. Non-interest income excluding the impact of St.George was $4,098 million in 2009, a decrease of $285 million or 7% compared to 2008. The commentary below relates to this 7% movement, which excludes the impact of St.George.

The key driver of the 7% decrease was a $600 million reduction in Other income, partially offset by increases in trading income, wealth management and insurance income and fees and commissions.

Other income decreased as 2008 included $436 million of one-off favourable items that were not repeated in 2009. 2009 included asset write-downs of $155 million in relation to foundation investments in property and other transactions in SCG.

The 2008 result included:

•         a net gain of $141 million received from the partial sale of BTIM; and

•         a gain of $172 million from the redemption of 56% of Westpac’s equity interest in Visa Inc. as part of an Initial Public Offering (IPO) in 2008. In addition, an unrealised gain of $123 million was recognised to reflect Westpac’s initial measurement of the residual value of the Visa Inc. holding.

Trading income was $920 million in 2009, an increase of $188 million or 26% compared to 2008. This was primarily driven by increases in foreign exchange income, with the Foreign Exchange (FX) and Debt Markets business taking advantage of increased customer activity and market volatility during the year.

Wealth management and insurance income was $1,124 million in 2009, an increase of $82 million or 8% compared to 2008. This was driven by the gross up of income (and tax expense) on earnings applicable to holders of our life policies (policyholder tax recoveries), partially offset by adverse equity market movements that reduced Funds Under Management (FUM)/Funds Under Administration (FUA), especially in the first six months, which in turn contributed to lower wealth management revenue for 2009.

Fees and commissions were $2,105 million in 2009, an increase of $45 million or 2% compared to 2008, with growth resulting from increased credit line fees on corporate and business facilities and higher arrangement fees within WIB. This was partially offset by lower transaction fees, with foreign automatic teller machine (ATM) fees lower as a result of ATM reforms in Australia this year, combined with lower interchange fees, higher scheme costs and the impact of providing customers fee-free access to both Westpac and St.George Bank ATM networks. Fees were also lower in New Zealand as a result of customers switching to fee-free accounts and reduced merchant activity.

Operating expenses - 2009 v 2008

	2009	2008	2007
	$m	$m	$m
Salaries and other staff expenses	3,806	2,915	2,557
Equipment and occupancy expenses	926	895	628
Other expenses	2,439	1,645	1,504
Total operating expenses	7,171	5,455	4,689
Productivity ratio(1)	4.47	4.16	4.07
Total operating expenses to net operating income ratio	43.4%	47.0%	45.4%

(1)                                  Net operating income before operating expense and impairment charges/salaries and other staff expenses (net of restructuring expenses).

Operating expenses were $7,171 million in 2009, an increase of $1,716 million or 31% compared to 2008. Operating expenses excluding the impact of St.George were $5,664 million in 2009, an increase of $209 million or 4% compared to 2008.

The expense to income ratio decreased 360 basis points to 43.4%. The expense to income ratio excluding the impact of St.George was 43.8%, a decrease of 320 basis points.

The following commentary relates to the 4% increase, excluding the impact of St.George.

Salaries and other staff expenses were $3,004 million in 2009, an increase of $89 million or 3% compared to 2008, due to:

•         general fixed salary increases and other market related compensation increases;

•         the Group’s increased superannuation costs, increased BTIM share based payments and the impact of the reversal of long service leave provisions in 2008, which was not repeated in 2009; and

•         additional customer facing employees in WRBB.

The above increases were partially offset by merger synergies, predominantly in support and head office functions and lower employee performance bonus accruals given reductions in year on year profitability.

Equipment and occupancy expenses were $714 million in 2009, a decrease of $181 million or 20% compared to 2008, primarily due to lower software amortisation and write-downs. A $157 million write-down in software assets occurred during 2008 following a comprehensive review across the business, which was not repeated in 2009.

Other expenses were $1,946 million in 2009, an increase of $301 million or 18% compared to 2008, due to:

•         a provision raised with respect to long standing legal proceedings where a judgment was received during 2009 ($121 million);

•         additional expenditure on technology platforms to improve reliability, capacity and customer service; and

•         increased costs associated with a spike in credit card reward redemptions ($25 million).

Impairment charges - 2009 v 2008

	2009	2008	2007
	$m	$m	$m
Impairment charges	3,238	931	482
Impairment charges to average gross loans (basis points)	75	32	19

Impairment charges were $3,238 million in 2009, an increase of $2,307 million or 248% compared to 2008. Impairment charges represented 75 basis points of average gross loans in 2009, an increase of 43 basis points compared to 2008. Impairment charges excluding the impact of St.George were $2,553 million in 2009, an increase of $1,622 million or 174% compared to 2008. Impairment charges excluding the impact of St.George represented 78 basis points of average gross loans in 2009, an increase of 46 basis points compared to 2008. The following commentary relates to this 174% movement, excluding the impact of St.George.

Impairment charges increased significantly over the 2009 financial year driven by the impacts of the global financial crisis and the associated decline in economic activity. The most significant effect of the global financial crisis on impairment charges was a small number of large corporate exposures ($408 million) and a small number of concentrated Margin Lending portfolios ($183 million), mainly in the first half of the year.

More generally, the increase in impairment charges was due to the broad slowing in economic activity that has led to increased customer financial stress, and lower security values. Most of this impact has been felt in the commercial business segment (customers with facilities generally in the range of $10 million to $100 million) although later in the year small businesses began to be impacted. The commercial property sector (mostly development properties) has been particularly impacted by these trends with other sectors showing stress including pubs and clubs, manufacturing, wholesale trade and retail. These trends have seen an increase in both individually assessed and collectively assessed provisions.

In New Zealand, the economy has been in a more prolonged recession and this saw the sources of stress more broadly spread across businesses and consumers. In business, commercial property was the sector most impacted, particularly property developments with no established income streams. In the consumer segment, higher delinquencies can be primarily traced back to customers relying on business income or where gearing has been higher. At the same time, the predominance of fixed rate lending has meant that consumers have only gradually benefited from lower interest rates. In addition, given the deteriorating operating environment, the Group felt it prudent to further increase its economic overlay in the first half of the year.

Key movements in impairment charges were:

•         new individually assessed provisions increased by $1,243 million, principally due to:

•         WIB ($828 million increase) predominantly from three large corporate exposures ($490 million), increases in stress in the Premium Business Group ($186 million) and higher Margin Lending provisions ($115 million);

•         New Zealand ($283 million increase) predominantly business related ($258 million) including IAPs for two large exposures ($174 million); and

•         WRBB ($127 million increase) as slowing business and retail growth has affected smaller businesses.

•         new collectively assessed provisions increased by $391 million, principally due to:

•         write-offs increased by $97 million compared to 2008. Most of the write-offs were in the Australian cards and personal loan portfolios. Some of the increase reflected lower prices available for the sale of consumer debt to third parties;

•         Australian divisions saw an increase in new collectively assessed provisions of $221 million, as a result of increased stress in the commercial business sector, which was reflected in WIB and the small and medium sized business customers within WRBB. Despite this, Australian consumer losses remained relatively low; and

•         New Zealand where collectively assessed provisions increased by $24 million compared to 2008, as the depressed economy impacted both businesses and consumers.

•         writebacks and recoveries contributed $12 million (credit) to impairment charges.

St.George Bank Limited and its consolidated subsidiaries (including the impact of the acquisition accounting entries related to the merger) incurred impairment charges of $685 million for the period from 18 November 2008 to 30 September 2009. The majority of the impairment charges were due to the broad slowing in economic activity that led to increased customer financial stress and lower security values. Most of this impact was felt in the commercial business segment although later in 2009 some small businesses were also impacted. The commercial property sector (mostly development properties) was particularly impacted by these trends with other sectors including pubs and accommodation also showing some stress. Australian consumer losses remained relatively low during 2009.

Income tax expense - 2009 v 2008

	2009	2008	2007
	$m	$m	$m
Income tax expense	2,579	1,287	1,630
Tax as a percentage of profit from ordinary activities before tax (effective tax rate)	42.3%	24.7%	31.7%

Income tax expense was $2,579 million in 2009, an increase of $1,292 million or 100% compared to 2008. Income tax expense excluding the impact of St.George was $2,157 million in 2009, an increase of $870 million or 68% compared to 2008. The $870 million movement was primarily driven by a $703 million tax charge related to the New Zealand High Court ruling on amended tax assessments issued by the NZIRD, in relation to Structured Finance transactions entered into between 1998 and 2002.

The effective tax rate was 42.3% in 2009, an increase of 17.6% compared to 2008. Excluding the impact of St.George, the effective tax rate was 45.9% in 2009, an increase of 21.2% compared to 2008. Excluding the $703 million one-off tax expenses mentioned above, the effective tax rate excluding the impact of St.George was 30.9% in 2009, an increase of 6.2% compared to 2008. This variance was driven by two primary items that lowered the effective tax rate in 2008. The 2008 tax expense included, firstly, a $198 million recovery for policy holder tax recoveries (due to weaker market performance of investments in Property Trusts, Australian Equities and Overseas Equities), and secondly, a non-taxable net gain of $141 million from the partial sale of BTIM.

Overview of performance - 2008 v 2007

Net profit attributable to equity holders was $3,859 million in 2008, an increase of $408 million or 12% compared to 2007. The result was driven by growth in net operating income before operating expenses and impairment charges of 12%. Expense growth was 16%. WRBB contributed $155 million of the increase in net profit and Other business divisions (including Product and Operations, Technology, Group Treasury, Pacific Banking and Core Support functions) contributed $317 million. The favourable results were partially offset by decreased contributions of $13 million by WIB, $8 million by New Zealand Banking and $43 million by BTFG.

Net interest income was $7,222 million in 2008, an increase of $909 million or 14% compared to 2007 resulting from consumer and business volume growth in both Australia and New Zealand, with a 14% increase in loans and a 16% increase in deposits, partly offset by a 12 basis point decline in net interest margin.

Non-interest income was $4,383 million in 2008, an increase of $377 million or 9% compared to 2007 resulting from a 7% increase in fees and commissions, an 11% increase in trading income and a $440 million increase in other income, including gains from the partial sale of BTIM and gains from the sale of a portion of our interest in Visa Inc. as a result of its initial public offering. These increases were partially offset by a $264 million decrease in wealth management and insurance income.

Operating expenses were $5,455 million in 2008, an increase of $766 million or 16% compared to 2007. This was largely driven by a 14% increase in staff expenses, increased property expenses and an increase of $36 million in expenses from the operation of the RAMS franchise distribution business acquired in January 2008. The full year expense position also includes one-off expenses and restructuring costs of $323 million(1), and $13 million of costs relating to the merger with St.George.

Impairment charges were $931 million in 2008, an increase of $449 million or 93% compared to 2007. This was primarily due to the impact of both the larger loan portfolio and deteriorating credit environment which saw higher interest rates and slowing economies in Australia and New Zealand in 2008. Institutional impairment charges increased due to a small number of single name exposures, and impaired loans increased in the small and medium business sectors in Australia and New Zealand. These dynamics drove individually assessed provisions $317 million higher and collectively assessed provisions $162 million higher. In addition to this the provisions included a $76 million addition to the Group economic overlay provision in recognition of the deteriorating operating conditions for financial institutions during 2008.

(1)	Westpac incurred one-off expenses of $323 million in 2008 in relation to efficiency initiatives and capitalised expense reviews.

Income statement review - 2008 v 2007

Net Interest income - 2008 v 2007

Net interest income was $7,222 million in 2008, an increase of $909 million or 14% compared to 2007.

The key driver for this growth was the 20% increase in average interest earning assets partially offset by a 12 basis point decrease in interest margins. Of the 20% increase in average interest earning assets, 7% was due to the full period impact of increased liquid asset holdings.

Growth in net loans over the year was 14% compared to growth of 20% in average interest earning assets. In Australia, net loan growth was $36.7 billion or 16% over the prior year. In New Zealand, net loans increased by 9% in NZ$ terms and by 7% in A$ terms.

Key drivers of the growth in net loans in 2008 were:

•         consumer lending up 13%, or $17.8 billion, predominately in housing;

•         business lending up 17%, or $9.3 billion driven by relatively strong growth in the Western Australia, Queensland and Victoria regions;

•         corporate lending up 17%, or $7.9 billion, with market developments driving strong demand for bank finance in the first half, whilst lower demand from corporates from May 2008 led to nominal growth in the second half; and

•         New Zealand lending up 9% or NZ$3.8 billion, with particularly strong business lending growth.

Total deposits, including treasury deposits, increased 16%, or $31.7 billion, since 30 September 2007. Excluding treasury deposits, deposits increased 14% or $20.1 billion. In Australia, growth in deposits was driven by growth in term deposits (up $11.9 billion) from both consumer and business customers, and growth in on-line savings balances. In New Zealand, deposits were up 9% (NZ$ terms), resulting from growth in term deposits.

Treasury deposits increased $11.6 billion (19%), supporting the strong customer loan growth and increased holdings of liquid assets.

Net interest margin for 2008 was 2.07%, 12 basis points lower than the equivalent margin for 2007. The major drivers of this decline include the difference between increases in wholesale funding costs net of any re-pricing of lending facilities and the full year impact of the increased holdings in liquid assets.

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

This was partially offset by:

•         a 1 basis point positive impact on margins due to the higher proportion of WIB Markets income being recognised in net interest income; and

•         higher earnings on the Group’s Capital generating a positive impact of 1 basis point.

Non-interest income - 2008 v 2007

Non-interest income was $4,383 million in 2008, an increase of $377 million or 9% compared to 2007. The increase was driven by an increase in income from fees and commissions, trading and other income, partially offset by a reduction in wealth management income.

Fees and commissions were $2,060 million in 2008, an increase of $129 million or 7% compared to 2007. This result was led by an increase in origination volume growth in business customers within WRBB and the Institutional Bank and by growth in card fee income driven by increased customer spending, particularly foreign currency spending, and the mix in spending shifting to products with stronger interchange margins. This was offset by the effect of customers continuing to switch to lower fee transactional products which reduced fees across our New Zealand and WRBB businesses.

Wealth management and insurance income was $1,042 million in 2008, a decrease of $264 million or 20% compared to 2007. This result was driven by the adverse investment markets which reduced total Funds under Management (FUM) and Funds under Administration (FUA) by 18% from 30 September 2007. Net flows for FUM were marginally negative compared to 2007. This was due to net outflows in retail products, partially offset by higher institutional inflows. Net inflows for FUA were $3.6 billion representing an 8% increase in FUA predominantly in the Wrap business where margins increased 5 basis points as a result of migration of customers to higher margin products. Insurance net income decreased by $3 million largely due to higher General Insurance claims increasing $16 million, which were partially offset by growth in Life Insurance in-force premiums, which increased by 8%, and General Insurance gross written premiums which increased by 3%.

Trading income was $732 million in 2008, an increase of $72 million or 11% compared to 2007. This result was mainly driven by increases in foreign exchange income as Group Treasury and the Institutional Bank were both well positioned to take advantage of market volatility. Markets income was up $35 million.

Other income was $549 million in 2008, an increase of $440 million or 404% compared to 2007. The increase was primarily driven from:

•         a net gain of $141 million received from the partial sale of BTIM; and

•         a gain of $172 million on the redemption of 56% of an equity interest in Visa Inc. as part of an IPO during the year. An unrealised gain of $123 million was recognised to reflect Westpac’s initial measurement of its residual investment in Visa Inc.

Operating expenses - 2008 v 2007

Operating expenses were $5,455 million in 2008, an increase of $766 million or 16% compared to 2007. The increase in 2008 was primarily the result of higher personnel costs. The expense to income ratio increased 160 basis points to 47.0%.

Salaries and other staff expenses were $2,915 million in 2008, an increase of $358 million or 14% compared to 2007. This was driven by an increase of 284 FTE across the Group, primarily in higher cost customer serving employees in WRBB and the Institutional Bank, additional $11 million from the acquisition of the RAMS franchise distribution business in January 2008, and fixed salary increases of 4% and other market related increases. Also included was $160 million of non recurring expenses relating to gains associated with the initial public offerings, transaction and integration costs associated with the St.George merger and one-off restructuring expenses.

Equipment and occupancy expenses were $895 million in 2008, an increase of $267 million or 43% compared to 2007. This was driven by an increase in operating lease rentals due to market related rent increases from the renewal of existing leases, as well as rentals on 29 additional retail branches and business banking centres, increases in software write-down of $157 million, and an increase in property fitout charges relating to the refurbishments and relocation of existing retail and business banking sites.

Other expenses were $1,645 million in 2008, an increase of $141 million or 9% compared to 2007. This increase was driven by an increase in outsourcing expenses, higher advertising costs associated with campaigns focused on the promotion of Super for Life and products of the recently acquired RAMS franchise distribution business, higher license and maintenance fees and increased professional services expenses.

Impairment charges - 2008 v 2007

Impairment charges were $931 million in 2008, an increase of $449 million or 93% compared to 2007. Impairment charges in 2008 represented 32 basis points of average gross loans, up 13 basis points compared to 2007.

Impairment charges increased sharply in 2008. The dislocation in capital markets initially impacted corporates and institutions that were highly leveraged, financially complex and had near term financing requirements. The second half reflected the impact of the market dislocation spreading into the broader economy with the growth slowing. Stress levels in WRBB (business customers) and New Zealand portfolios increased throughout the second half as economic conditions deteriorated.

These dynamics drove up individually assessed provisions (IAPs) by $317 million across principally:

•         institutional customers ($160 million) from a small number of single name exposures;

•         business customers ($92 million) predominantly driven by two large provisions. Impaired assets have generally increased over a wide range of industries; and

•         New Zealand customers ($51 million) across both the business and consumer sectors.

Collectively assessed provisions were up $162 million due to:

•         write-offs increasing by $76 million predominantly in the cards portfolio;

•         an increase of $48 million in the financial institutions portfolio provision. An additional $76 million was added to this provision in the year ended 30 September 2008 compared with $28 million in the prior year. This brings the financial institutions portfolio provision to $104 million; and

•         higher provisions of $38 million due to the increase in stressed exposures, predominantly in the Institutional Bank, WRBB and New Zealand.

Stressed exposures as a percentage of total commitments increased by 42 basis points from 30 September 2007 to 130 basis points at 30 September 2008. The increases have been in the Institutional Bank, business customers in both Australia and New Zealand and the New Zealand housing sector. The Margin Lending portfolio experienced one significant impairment during 2008.

Total impaired asset provisions as a percentage of total impaired assets decreased from 49% to 45% from 30 September 2007 to 30 September 2008. In response to the conditions during 2008, Westpac carried out a number of initiatives to further strengthen the portfolio and to ensure a better alignment between risk and reward, including specific and general portfolio reviews and additional stress testing of the consumer and business portfolios.

Income tax expense - 2008 v 2007

Income tax expense was $1,287 million in 2008, a decrease of $343 million or 21% compared to 2007. The effective tax rate decreased by 700 basis points from 31.7% in 2007 to 24.7% in 2008. The key items impacting the movement in the income tax result were:

•         a decrease of $290 million in the policyholder tax recoveries from our life insurance business, which generated a $198 million recovery in 2008. The decrease was due to weaker market performance of investments in Property Trusts, Australian Equities and Overseas Equities; and

•         a non-taxable net gain of $141 million received from the partial sale of BTIM.

Balance sheet review

Selected consolidated balance sheet data(1)

The detailed components of the balance sheet are set out in the notes to the financial statements.

	Year Ended 30 September
	2009	2009	2008	2007	2006	2005
	US$m(2)	A$m	A$m	A$m	A$m	A$m
Amounts in accordance with A-IFRS Year end balances
Cash and balances with central banks	2,887	3,272	4,809	2,243	3,132	2,853
Due from other financial institutions	16,156	18,309	21,345	28,379	12,211	14,355
Derivative financial instruments	29,284	33,187	34,810	24,308	10,311	9,944
Trading securities, other financial assets and available-for-sale (2005: Investment securities)	34,830	39,472	43,694	24,505	17,811	14,464
Loans	408,956	463,459	313,545	275,377	236,380	199,702
Acceptances of customers(3)						4,864
Life insurance assets	10,928	12,384	12,547	15,456	14,281	13,595
All other assets	17,210	19,504	8,926	7,352	7,335	7,887
Total assets	520,252	589,587	439,676	377,620	301,461	267,664
Due to other financial institutions	8,149	9,235	15,861	9,133	12,051	10,654
Deposits	290,712	329,456	233,730	202,054	169,637	150,668
Derivative financial instruments	32,188	36,478	24,970	25,192	9,342	10,514
Trading liabilities and other financial liabilities designated at fair value	9,572	10,848	16,689	8,223	2,893	3,154
Debt issues and acceptances	117,380	133,024	100,369	87,126	66,080	48,754
Life insurance liabilities	10,357	11,737	11,953	14,392	13,476	11,717
All other liabilities	9,795	11,100	7,915	5,888	5,899	11,062
Total liabilities excluding loan capital	478,153	541,878	411,487	352,008	279,378	246,523
Total loan capital(4)	9,828	11,138	8,718	7,704	5,957	4,214
Total liabilities	487,981	553,016	420,205	359,712	285,335	250,737
Net assets	32,270	36,571	19,471	17,908	16,126	16,927
Total equity attributable to equity holders of Westpac(5),(6)	30,564	34,637	17,547	15,996	14,214	13,595
Minority interests	1,707	1,934	1,924	1,912	1,912	3,332
Total shareholders’ equity and minority interest	32,270	36,571	19,471	17,908	16,126	16,927
Average balances
Total assets	509,878	577,831	401,468	332,512	283,663	257,999
Loans and other receivables	376,648	426,845	294,672	257,896	220,407	194,771
Acceptances of customers(3)						5,235
Shareholders’ equity(5),(6)	28,243	32,008	16,699	14,708	13,369	12,651
Minority interests	1,690	1,915	1,918	1,911	1,473	3,507

(1)	Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been restated and may differ from results previously reported.
(2)

Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.8824, the Noon Buying Rate in New York on 30 September 2009. Amounts or ratios are in accordance with this conversion rate.

(3)	Acceptances of customers are included in loans in 2009, 2008, 2007 and 2006.
(4)

This includes Westpac Stapled Preferred Securities (SPS), Westpac Stapled Preferred Securities II (SPS II) and 2004 Trust Preferred Securities (2004 TPS) in 2009, Westpac SPS and 2004 TPS in 2008, 2004 TPS and Fixed Interest Resettable Securities (FIRsTS) in 2007 and 2006. In 2005 the instruments on issue were classified as minority interests.

(5)	Includes New Zealand Class shares in 2005. Excludes minority interests.
(6)	New Zealand Class shares were on issue until 11 July 2005, when they were fully exchanged for ordinary shares.

Summary of consolidated ratios

	Year Ended 30 September
	2009	2009	2008	2007	2006	2005
(in $millions unless otherwise indicated)	US$(1)	A$	A$	A$	A$	A$
Ratios in accordance with A-IFRS
Profitability ratios (%)
Net interest margin(2)	2.38	2.38	2.07	2.19	2.29	2.45
Return on average assets(3)	0.60	0.60	0.96	1.04	1.08	1.05
Return on average ordinary equity(4)	10.8	10.8	23.1	23.5	23.0	21.7
Return on average total equity(5)	10.2	10.2	20.7	20.8	20.7	16.7
Capital ratio (%)
Average total equity to average total assets	5.9	5.9	4.6	5.0	5.2	6.3
Tier 1 ratio (%)(6)	8.1	8.1	7.8	6.5	6.9	7.2
Total capital ratio(6)	10.8	10.8	10.8	9.5	9.6	9.7
Earnings ratios
Basic earnings per ordinary share (cents) (7)	110.6	125.3	206.0	186.9	167.2	148.9
Diluted earnings per ordinary share (cents) (8)	108.7	123.2	200.1	185.3	165.7	147.2
Dividends per ordinary share (cents)	102	116	142	131	116	100
Dividend payout ratio (%)(9)	92.6	92.6	68.9	70.1	69.4	67.2
Credit quality ratios
Impairment charges written off (net of recoveries)	1,654	1,874	439	349	270	331
Impairment charges written off (net of recoveries) to average loans (%)	0.43	0.43	0.15	0.14	0.12	0.16

(1)

Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.8824, the noon buying rate in New York on 30 September 2009. Amounts or ratios are in accordance with this conversion rate.

(2)	Calculated by dividing net interest income (including tax equivalent gross up) by average interest earning assets.
(3)	Calculated by dividing net profit attributable to our equity holders by average total assets.
(4)	Calculated by dividing net profit attributable to our equity holders adjusted for distributions on New Zealand Class shares by average ordinary equity.
(5)	Calculated by dividing net profit attributable to our equity holders by average ordinary equity and minority interests.
(6)	For details on the calculations of this ratio please refer to ‘Capital management strategy’ under the section ‘Capital resources’ in this Annual Report.
(7)	Based on the weighted average number of fully paid ordinary shares outstanding, including nil New Zealand Class shares in 2009 (2008 nil, 2007 nil, 2006 nil, 2005 41 million).
(8)

Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

(9)	Calculated by dividing the dividends per ordinary share by the basic earnings per ordinary share.

Balance sheet review

Assets – 2009 v 2008

The merger with St.George Bank Limited resulted in the assets and liabilities of St.George being consolidated from 18 November 2008. Excluding the impact of St.George, total assets as at 30 September 2009 were $496.0 billion, which was an increase of $56.3 billion or 13% from $439.7 billion at 30 September 2008.

The key drivers of the 13% growth were:

•         loans increasing by $22.0 billion or 7.0%, driven by a $27.6 billion increase in housing loans in Australia partially offset by a reduction of $4.8 billion in non-housing loans, while New Zealand and overseas loans remained relatively flat;

•         trading securities, other financial assets and available-for-sale securities decreasing by $5.9 billion as Westpac held lower levels of outright trading securities; and

•         derivative financial instruments (assets) decreasing by $3.6 billion or 10.2% in 2009. The decrease in derivative financial instruments was primarily due to changes in exchange rates impacting the value of derivative contracts and reductions in interest rates.

Liabilities and equity – 2009 v 2008

Excluding the impact of St.George, total liabilities as at 30 September 2009 were $460.4 billion which was an increase of $40.2 billion or 10% compared to 30 September 2008. The key movements in liabilities are outlined below.

Deposits in 2009 increased by $30.0 billion or 12.8% compared with 2008. The increase was due to growth in customer and business deposits, particularly in term deposits and on line savings accounts.

Derivative financial instruments (liabilities) increased by $8.6 billion or 34.2%. Compared to 2008, the growth in derivative financial instruments reflected the impact of movements in the A$ (primarily against the US$) impacting the value of cross-currency swaps that hedge offshore borrowings. This impact offsets a reduction in gross customer derivatives outstandings.

Other trading liabilities reduced by $5.9 billion as lower levels of repurchase transactions were undertaken.

Debt issues increased by $12.5 billion or 12.4%. This reflected a focus on raising long term wholesale funding to fund asset growth.

Equity was $34.6 billion at 30 September 2009, an increase of $17.1 billion or 97.4% compared to 30 September 2008. The movement in equity was primarily attributable to:

•         the issue of Westpac ordinary shares of $12.1 billion to facilitate the merger with St.George;

•         an ordinary share placement and share purchase plan of $2.5 billion and $0.4 billion respectively;

•         ordinary shares issued under the Dividend Reinvestment Plan (DRP) and underwriting of the DRP in respect of the 2008 full year dividend of $1.9 billion; and

•         retained profits (net of dividends), which increased by $0.5 billion.

Assets – 2008 v 2007

During the financial year ended 30 September 2008, total assets increased by $62.1 billion or 16.4% from $377.6 billion in 2007. The key drivers of this growth were:

Loans increased by $38.2 billion an increase of 13.9%, from $275.4 billion in 2007. The key factors impacting growth were:

•         housing loans in Australia grew by $17.6 billion or 13.4% in 2008;

•         non-housing loans in Australia decreased by $12.8 billion or 22.7% in 2008 particularly relating to business and corporate lending.

Trading securities, other financial assets and available-for-sale securities increased by $19.2 billion driven by increases in liquid assets. In addition, due from other financial institutions decreased by $7.0 billion in 2008. The decrease in these balances was primarily due to increased use of repurchase agreements for other bank Certificates of Deposit which resulted in the reclassification of assets from Due from other financial institutions to Trading assets.

Derivative financial instruments (assets) increased by $10.5 billion in 2008. This growth was driven by higher notional volumes from increased customer demand for risk management products and hedging of our foreign currency denominated wholesale funding and interest rate risk in addition, movements in interest and exchange rates increased the fair value of these instruments.

Liabilities and equity – 2008 v 2007

Total liabilities as at 30 September 2008 were $420 billion, an increase of $60.5 billion from 2007. The key movements in liabilities are outlined below.

Deposits in 2008 increased by $31.7 billion or 15.7% compared with 2007. The increase was principally due to term deposits in Australia which increased by $13.7 billion from both consumer and business customers as well as growth in on-line savings balances and domestic corporate deposits.

Derivative financial instruments (liabilities) have decreased by $0.2 billion or 0.8%. The marginal decline was driven by the run-off of deals that contributed to the high value of derivative financial instruments in the prior period which resulted from the strength of the Australian dollar during that period.

Debt issues through our debt programmes increased by $13.2 billion or 15.2%. The growth in debt issues reflected our focus to maintain longer-term funding to fund asset growth. A large component of the movement in 2008 driven by the revaluation of foreign denominated debt issues as a result of foreign exchange movements.

Equity increased by $1.6 billion or 8.7% during 2008 to $19.5 billion. Major movements in equity included the following:

•                        retained profits (net of dividends and other equity distributions) increased by $1.3 billion in 2008; and

•                        increase of $0.7 billion in shares issued via the DRP

Asset quality

	2009	2008	2007
As at 30 September	$m	$m	$m
Impaired assets
Non-accrual assets(1):
Gross	3,526	1,059	423
Impairment provisions	(1,308)	(438)	(159)
Net	2,218	621	264
Restructured loans:
Gross	71	6	4
Impairment provisions	(26)	—	—
Net	45	6	4
Overdrafts and revolving credit greater than 90 days:
Gross	173	112	113
Impairment provisions	(148)	(97)	(107)
Net	25	15	6
Net impaired assets	2,288	642	274
Provisions for impairment charges
Individually assessed provisions	1,228	413	148
Collectively assessed provisions	3,506	1,761	1,410
Total provisions for impairment charges	4,734	2,174	1,558
Asset quality
Total impairment provisions to total impaired assets	39.3%	45.4%	49.2%
Total impaired assets to total loans(2)	0.81%	0.37%	0.20%
Total provisions to gross loans(3)	1.01%	0.69%	0.61%
Total provisions to total impaired assets	125.6%	184.8%	288.5%
Collectively assessed provisions to non-housing performing loans(3)	1.8%	1.1%	1.1%

(1)

Loans with individually assessed impairment provisions held against them, excluding restructured loans are classed as non-accrual for US Securities and Exchange Commission Reporting purposes. Under A-IFRS interest income is recognised at the effective interest rate on the net balance.

(2)	Loans are stated before related provisions for impairment of loans.
(3)

Includes the APRA required capital deduction (above A-IFRS provisioning levels) of $128 million (pre-tax) at 30 September 2007, $14 million (pre-tax) at 30 September 2008 and nil at 30 September 2009, which form part of the APRA termed General Reserve for Credit Losses.

The quality of our loan portfolio as at 30 September 2009 remained relatively stable, with 72% of our exposure to either investment grade or secured consumer mortgages (2008 75%, 2007 73%) and 99% of our exposure was in our core markets of Australia and New Zealand and Pacific Banking (2008 98%, 2007 98%).

Potential problem loans(2) as at 30 September 2009 amounted to $3,130 million. Excluding the impact of St.George, potential problem loans as at 30 September 2009 amounted to $2,083 million, up from $858 million at 30 September 2008. This increase was predominantly driven by downgrades in WIB. Loans are considered to be potentially problematic where facilities are fully current as to interest and principal obligations, however the customer demonstrates significant weakness in debt service or security coverage that jeopardises repayment of the debt within its current contractual terms. In the event these weaknesses are not rectified, possible loss of principal or interest could occur.

At 30 September 2009, total impaired assets as a percentage of total gross loans was 0.81%. Excluding the impact of St.George, total impaired assets as a percentage of total gross loans increased 0.75% as at 30 September 2009, up from 0.37% at 30 September 2008 (2007 0.20%).

At 30 September 2009, we had 14 impaired counterparties with exposure greater than $50 million, collectively accounting for 28% of total impaired assets. This is up from three impaired counterparties with exposure larger than $50 million in 2008 accounting for 28% of total impaired assets. There were a further 56 impaired exposures at 30 September 2009 that were less than $50 million and greater than $10 million (2008 12 impaired exposures). In 2009, the impact was dispersed across sectors, although the commercial property sector was most significantly impacted, accounting for $1,581 million (42%) of impaired loans in 2009.

We believe that Westpac remains appropriately provisioned with total impaired asset provisions to total impaired assets coverage at 39.3%. Excluding the impact of St.George, total provisions represented 132% of impaired assets as at

(1)

Potential problem loans: facilities that are performing and no loss is expected, but the customer demonstrates significant weakness in debt servicing or security cover that could jeopardise repayment of debt on current terms if not rectified.

30 September 2009, down from 185% at 30 September 2008 (2007 289%). The decrease was driven by higher impaired assets and partial write-offs. Total provisions to gross loans were 1.01% at 30 September 2009. Excluding the impact of St.George, total provisions to gross loans were 0.99% at 30 September 2009, up from 0.69% at 30 September 2008 (2007 0.61%).

Consumer mortgage loans 90 days past due at 30 September 2009 were 0.37% of outstandings. Excluding the impact of St.George, consumer mortgage loans 90 days past due at 30 September 2009 increased one basis point to 0.40% of outstandings (2008 0.39%, 2007 0.31%) but still remain below external benchmark indices.

Other consumer loan delinquencies (including credit card and personal loan products) were 1.04% of outstandings as at 30 September 2009. Excluding the impact of St.George, other consumer loan delinquencies (including credit card and personal loan products) were 1.04% of outstandings, a increase of four basis points from 1.00% of outstandings as at 30 September 2008 (2007 1.02%).

	2009	2008	2007
As at 30 September	$m	$m	$m
Total gross loans(1)	467,843	315,490	276,746
Average loans
Australia	381,858	243,797	209,671
New Zealand	45,832	44,383	41,178
Other overseas	6,529	5,227	4,010
Total average loans	434,219	293,407	254,859

(1)                    Gross loans are stated before related provisions for impairment.

Total gross loans represented 79% of the total assets of the Group as at 30 September 2009. Excluding the impact of St.George, total gross loans represented 68% of the total assets of the Group compared to 72% in 2008 and 73% in 2007.

Gross loans were $467.8 billion in 2009. Excluding the impact of St.George, gross loans increased by $22.0 billion or 7% to $337.5 billion in 2009 from $315.5 billion in 2008. This increase was due to strong growth in mortgage, business and corporate lending portfolios. Gross loans were $276.7 billion in 2007.

Approximately 25% of the loans at 30 September 2009 mature within one year and 22% mature between one year and five years. Retail lending comprises the bulk of the loan portfolio maturing after five years.

Our lending is focused on our core geographic markets in Australia and New Zealand. Australia and New Zealand average loans were $427.7 billion in 2009. Excluding the impact of St.George, Australia and New Zealand average loans increased by $30.7 billion or 11% to $318.9 billion in 2009 from $288.2 billion in 2008. This increase was predominantly due to the growth in mortgage lending. Average loans in 2007 were $250.9 billion. Australia and New Zealand average loans accounted for 98% of the total average gross loans in 2009. Excluding the impact of St.George, Australia and New Zealand average loans accounted for 98% of the total average gross loans in 2009, which was a decrease of 0.2% compared to 2008.

Other overseas average loans were $6.5 billion in 2009. Other overseas average loans increased by $1.3 billion or 25% to $6.5 billion in 2009, from $5.2 billion in 2008 and $4.0 billion in 2007.

Capital resources

Capital management strategy

Westpac’s approach seeks to balance the fact that capital is an expensive form of funding with the need to be adequately capitalised as an ADI. Westpac considers the need to balance efficiency, flexibility and adequacy when determining sufficiency of capital and when developing capital management plans.

Westpac details these considerations through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

•         consideration of both economic (calibrated to Westpac’s AA debt rating) and regulatory capital driven requirements;

•         a process which challenges the capital measures, coverage and requirements which incorporates a comparison of economic and regulatory requirements and the use of the Quantitative Scenario Analysis (stress testing) framework that considers among others, the impact of adverse economic scenarios that threaten the achievement of planned outcomes;

•         consideration of the perspectives of external stakeholders such as regulators, rating agencies and equity investors; and

•         the development of a capital management strategy including target capital ratios, capital buffers and contingency plans which guide the development of specific capital plans.

Our target ratios are summarised in the table below:

Capital measure	Target ratio
Group Tier 1 ratio	6.75 - 7.75%
Group total regulatory capital ratio	9.75 - 10.75%

As at 30 September 2009, the Group Tier 1 ratio was 8.1% and the Group total regulatory capital ratio 10.8%.

The Group’s capital ratios are in compliance with APRA minimum capital adequacy requirements.

Current market conditions and the uncertainty around responses to the global financial crisis see us operating above our target range.

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

In Australia, APRA has completed the release of Australian Prudential Standards based on Basel II. As provided for in the Basel II accord, APRA has exercised a number of discretions to make the framework more relevant in the Australian market, and in particular have required that Australian banks using the most sophisticated models for credit and operational risk will also be required to hold regulatory capital for the interest rate risk taken in the banking book. The models used to quantify this risk are similar to the models used for traded market risk. In addition APRA has applied discretion in the calculation of the components of regulatory capital.

Westpac is accredited by APRA to use the AIRB approach for credit risk, the AMA for operational risk and the internal model approach for Interest Rate Risk in the Banking Book (IRRBB). Accreditation to use AIRB and AMA was effective from 1 January 2008, and IRRBB from 1 July 2008. We believe that using the advanced approaches for risk monitoring and measurement is in the interests of all our stakeholders. Effective risk management is regarded as a key activity performed at all levels of the Group. Achieving advanced accreditation from APRA has resulted in a broad array of changes to risk management practices that have been implemented across all risk classes. We recognise that embedding these principles and practices into day-to-day activities of the divisions to achieve the full benefits of these changes is an ongoing facet of risk management.

St.George has been accredited by APRA to apply the Standardised approach(1) to the measurement of its regulatory capital requirements for credit and operational risk. St.George’s market risk and equity risk regulatory capital are measured on the same basis as the rest of the Group and there is no requirement to hold regulatory capital for St.George’s Interest Rate Risk in the Banking Book.

APRA have applied transitional floors in the calculation of regulatory capital minimums, limiting initial regulatory capital relief to a maximum of 10% of the capital requirements under the Basel I approach. It is unclear how long these transitional arrangements will be maintained by APRA.

(1)                   The Standardised approach applies regulator-determined risk-weights to asset classes credit risks (and business income (operational risk).

Purchases of equity securities

	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share $	Total Number of Ordinary Shares Purchased as Part of a Publicly Announced Program	Maximum Number (or Approximate $ Value) of Ordinary Shares that may yet be Purchased Under the Plans or Programs
Month
October (2008)	193,053	20.86	—	n/a
November (2008)	1,018,871	16.51	—	n/a
December (2008)	1,353,720	16.78	—	n/a
January (2009)	7,964	16.92	—	n/a
February (2009)	14,827	16.65	—	n/a
March (2009)	146,594	15.84	—	n/a
April (2009)	8,158	19.56	—	n/a
May (2009)	3,224	18.84	—	n/a
June (2009)	84,062	20.01	—	n/a
July (2009)	146,768	18.46	—	n/a
August (2009)	—	—	—	n/a
September (2009)	8,862	24.42	—	n/a
Total	2,986,103	17.11	—	—

Purchases of ordinary shares during the year were made on market and relate to the following:

•         to deliver to employees upon the exercise of options and performance share rights: 379,224 ordinary shares;

•         under our Deferral Share Plan (DSP), which enables employees to elect to receive part of their annual bonus in ordinary shares and Non-executive Directors to elect to receive a percentage of their fees in ordinary shares: 20,266 ordinary shares;

•         treasury shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac in respect of equity derivatives sold to customers: 2,091,544 ordinary shares; and

•         to allocate to eligible employees under the Restricted Share Plan: 495,069 ordinary shares.

Refer to the description of the DSP in Note 26 and the discussion regarding share purchases and treasury shares in Note 24 to the financial statements.

Commitments

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments. The following table shows our significant contractual cash obligations as at 30 September 2009:

	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m
On balance sheet long term debt	15,453	41,370	26,344	12,679	95,846
Operating leases(1)	380	586	397	589	1,952
Other commitments(1)	740	511	72	60	1,383
Total contractual cash obligations	16,573	42,467	26,813	13,328	99,181

(1)                    Refer to Note 35 to the financial statements for details of expenditure commitments.

The above table excludes deposits and other liabilities taken in the normal course of banking business and short term and undated liabilities.

Commercial commitments(1)

The following table shows our significant commercial commitments as at 30 September 2009:

	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m
Standby letters of credit and financial guarantees	791	2,051	164	1,974	4,980
Trade letters of credit	80	820	—	155	1,055
Non-financial guarantees	1,197	3,945	89	1,557	6,788
Undrawn loan commitments	52,788	32,857	4,939	36,711	127,295
Other commitments	1,015	4	2	1,349	2,370
Total commercial commitments	55,871	39,677	5,194	41,746	142,488

(1)                    The numbers in this table are notional amounts (refer to Note 37 to the financial statements).

DIVISIONAL PERFORMANCE

Divisional performance – 2009 v 2008

Our operations comprise five primary customer-facing business divisions:

•         Westpac Retail and Business Banking, which we refer to as WRBB;

•         St.George Bank;

•         BT Financial Group (Australia), which we refer to as BTFG;

•         Westpac Institutional Bank, which we refer to as WIB; and

•         New Zealand Banking.

Our Other divisions comprise Product and Operations, Technology, Group Treasury, Pacific Banking and Core Support.

Net profit and assets by division

The following tables present, for each of the key areas of our business the net profit attributable to equity holders for, and total assets at the end of, the financial years ended 30 September 2009, 2008 and 2007. Refer to Note 33 to the financial statements for detailed financial disclosure of our geographic and business segments.

Net profit by business division attributable to our equity holders

	2009	2008	2007
Years ended 30 September	$m	$m	$m
Westpac Retail and Business Banking	1,908	1,752	1,597
St.George Bank	817	—	—
BT Financial Group Australia	469	399	442
Westpac Institutional Bank	339	796	809
New Zealand Banking	194	395	403
Other divisions(1)	(281)	517	200
Net profit attributable to equity holders of Westpac	3,446	3,859	3,451

(1)               Other divisions include the results of Product and Operations, Technology, Group Treasury, Pacific Banking and Core Support.

Total assets by business division

	2009	2008	2007
As at 30 September	$bn	$bn	$bn
Westpac Retail and Business Banking	220	194	169
St.George Bank	128	—	—
BT Financial Group Australia	26	23	23
Westpac Institutional Bank	115	119	98
New Zealand Banking	40	40	38
Other divisions(1)	61	64	50
Total assets	590	440	378

(1)               Other divisions includes the results of Product and Operations, Technology, Group Treasury, Pacific Banking and Core Support.

Divisional results are presented on a management reporting basis. Internal charges and transfer pricing adjustments are included in the performance of each business reflecting our management structure rather than a legal one (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, comparatives have been restated and may differ from results previously reported.

Our internal transfer-pricing framework attributes value between divisions. Its primary attributes are:

•         Treasury funding: product balances are transfer-priced at inter-bank rates according to the tenor of the underlying transactions; and

•         all overhead costs are allocated to revenue generating businesses, and capital charges are allocated to business groups based upon designated risk factors.

Westpac Retail and Business Banking

Westpac Retail and Business Banking (WRBB) is responsible for sales, marketing and customer service for all consumer and small-to-medium enterprise customers within Australia under the Westpac and RAMS(1) brands. WRBB offers a broad range of financial products, including savings and transaction accounts, demand and term deposits, credit cards, personal and housing loans, and business specific working capital, transactional, cash flow and trade finance facilities.

Consumer activities are conducted through our nationwide network of branches (including in-store branches), RAMS franchise outlets, home finance managers (HFMs), specialised consumer relationship managers, call centres, ATMs and internet and telephone channels.

For business customers, these activities are conducted by specialised business relationship managers, with the support of Cash Flow, Financial Markets and Wealth specialists, via the branch network, business banking centres and internet and telephone channels.

WRBB also includes the management of our third party consumer and business relationships, and the operation of the RAMS franchise distribution business.

WRBB results no longer include the Premium Business Group (PBG), which was transferred to WIB during 2009. Comparative periods have been restated to reflect this transfer.

Performance of WRBB

	2009	2008	2007
	$m	$m	$m
Net interest income	4,943	4,287	3,880
Non-interest income	1,274	1,356	1,282
Net operating income before operating expenses and impairment charges	6,217	5,643	5,162
Operating expenses	(2,943)	(2,787)	(2,609)
Profit before impairment charges and income tax expense	3,274	2,856	2,553
Impairment charges	(551)	(352)	(276)
Profit before income tax	2,723	2,504	2,277
Income tax expense	(815)	(752)	(680)
Net profit attributable to equity holders of Westpac	1,908	1,752	1,597

	$bn	$bn	$bn
Deposits	103.8	86.9	77.0
Loans	215.6	189.0	165.9
Total assets	219.6	193.9	168.8
Total operating expenses to net operating income ratio	47.3%	49.4%	50.5%

2009 v 2008

Net profit was $1,908 million in 2009, an increase of $156 million or 9% compared to 2008.

Net interest income was $4,943 million in 2009, an increase of $656 million or 15% compared to 2008. The increase in net interest income was due to the combined impact of growth in lending of 14% and deposits of 19% and a 9 basis point improvement in margins. The primary driver of the improvement in margin was the repricing of loans for higher risk premiums, partially offset by increased funding costs.

Non-interest income was $1,274 million in 2009, a decrease of $82 million or 6% compared to 2008, due to lower fees on credit cards, the impact of changes to exception fees in prior periods and ATM fees following financial system reforms introduced over the year. These declines were partially offset by higher income from our cards reward program (Altitude), from a one-off increase in points redeemed into the Qantas frequent flyer program (with a related offset in expenses).

Operating expenses were $2,943 million in 2009, an increase of $156 million or 6% compared to 2008. This was largely driven by:

•         an increase in average FTE employees by 355;

•         general pay rises processed over the year of 4%;

•         a $20 million increase in expenses associated with the opening of eight new branches and four new business banking centres along with the refurbishment of 113 branches, including lease costs and fitout expenses; and

•         higher costs associated with an increase in credit card loyalty points redeemed over the year (see comment in non-interest income above).

(1)       RAMS Home Loans is a home loan franchise distribution business.

Impairment charges were $551 million in 2009, an increase of $199 million or 57% compared to 2008. Most of the rise was associated with increased impairments in small and medium sized business customers. Australian consumer losses have remained relatively low.

New individually assessed provisions increased by $127 million in 2009, with most of the increase due to higher impaired assets in the business portfolio. The increase in impaired assets was evenly spread across industries and sectors. Writebacks and recoveries were $5 million higher than 2008.

Business impaired assets to total committed exposure increased from 0.31% at 30 September 2008 to 0.79% as at 30 September 2009.

Collectively assessed provisions increased by $77 million over the year, with most of the change due to business products with higher direct write-offs and some downgrades in the portfolio.

Consumer 90 day delinquencies increased in the first half of the 2009 but eased in the second half of 2009. As a result, compared to 2008, 90 day delinquencies in the mortgage portfolio decreased 7 basis points to 0.31% at 30 September 2009 while 90 day delinquencies in other consumer products increased 8 basis points to 0.99%. The moderation in mortgage delinquencies through the year reflects the health of the consumer segment along with increased collection efforts and customers paying down debt where they have capacity to do so. Actual losses on the mortgage portfolio were $22 million.

Income tax expense was $815 million in 2009, an increase of $63 million or 8% compared to 2008. This equates to an effective tax rate of 29.9% in 2009 compared to 30.0% in 2008.

For a discussion of the results of this division for 2008 v 2007, refer to ‘Divisional performance — 2008 v 2007’ in this Annual Report.

St.George Bank

St.George Bank is responsible for sales for our consumer, business and corporate customers in Australia under the St.George and BankSA brands.

Consumer activities are conducted through a network of branches, third party distributors, call centres, ATMs, EFTPOS terminals and internet banking services. Business and corporate customers (businesses with facilities typically up to $150 million) are provided with a wide range of banking and financial products and services, including specialist advice for Cash Flow Finance, Trade Finance, Automotive and Equipment Finance, Property Finance, Transaction Banking and Treasury Services. Sales and service activities for business and corporate customers are conducted by relationship managers via business banking centres, internet and telephone banking channels.

Given the merger between Westpac and St.George Bank Limited, the results of St.George Bank are included in the Group’s 2009 consolidated results only for the period from 18 November 2008 to 30 September 2009 for accounting purposes.

Performance of St.George

2009
$m
Net interest income	2,313
Non-interest income	589
Net operating income before operating expenses and impairment charges	2,902
Operating expenses	(1,188)
Profit before impairment charges and income tax expense	1,714
Impairment charges	(547)
Profit before income tax	1,167
Income tax expense	(350)
Net profit attributable to equity holders of Westpac	817

$bn
Deposits	61.1
Loans	121.2
Total assets	127.6
Total operating expenses to net operating income ratio	40.9%

St.George Bank contributed a net profit of $817 million for 2009. Revenue from increased balance sheet growth was partially offset by the costs associated with reinvestment in the business coupled with impairment charges resulting from the deteriorating economic conditions.

Net interest income of $2,313 million for 2009 reflects the combined impact of both lending and deposit growth and improvement in net interest margin. Deposit growth was primarily driven by term deposits, particularly from consumers.

This effectively offset the impact of higher funding costs and decreased retail deposit spreads due to strong competition for term deposits.

Non-interest income of $589 million for 2009 primarily consisted of deposit and lending fees.

Operating expenses of $1,188 million for 2009 represented the costs of maintaining the St.George and BankSA distribution channels and brands, together with their associated technology, operations and administrative costs.

Impairment charges of $547 million for 2009 primarily related to individually assessed provisions in the business portfolio. Commercial facilities including commercial property account for most of the charge. Much of the stress in this portfolio has been in property development projects, typically outside major central business districts in Australia. These properties have limited income to service debt, and easing property prices has reduced the collateral on these loans.

Other stresses in the commercial sector were evenly spread across industries. Australian consumer losses have remained relatively low.

BT Financial Group (Australia)

BT Financial Group (Australia) (BTFG) is the wealth management arm of the Group, which, following the merger with St.George Bank Limited, also includes the wealth division of St.George.

Funds Management operations include:

•         the manufacturing and distribution of investment, superannuation and retirement products;

•         investment platforms such as Wrap and Master Trusts; and

•         private banking and financial planning.

Insurance solutions cover the manufacturing and distribution of life, general, lenders mortgage and deposit bonds insurance.

BTFG’s brands include Advance Asset Management, Asgard, BT, BT Investment Management (60% owned by the Group and consolidated in BTFG’s Funds Management business), Licensee Select, Magnitude, Securitor, and the advice, private banking and insurance operations of BankSA, St.George and Westpac.

BTFG results include the results of the St.George wealth businesses from 18 November 2008.

Performance of BTFG

	2009	2008	2007
	$m	$m	$m
Net interest income	263	111	122
Non-interest income	1,285	1,096	1,113
Net operating income before operating expenses and impairment charges	1,548	1,207	1,235
Operating expenses	(850)	(645)	(615)
Profit before impairment charges and income tax expense	698	562	620
Impairment charges	(17)	(4)	(3)
Profit before income tax	681	558	617
Income tax expense	(208)	(155)	(176)
Minority interests	(4)	(4)	1
Net profit attributable to equity holders of Westpac	469	399	442

	$bn	$bn	$bn
Deposits	13.2	10.6	8.9
Loans	9.5	7.8	6.7
Total assets	26.1	22.7	23.3
Funds under management	33.9	32.3	38.7
Funds under administration	76.7	41.6	46.2
Total operating expenses to net operating income ratio	54.9%	53.4%	49.8%

2009 v 2008

Net profit was $469 million in 2009, an increase of $70 million or 18% compared to 2008. Net profit excluding the impact of St.George was $344 million in 2009, a decrease of $55 million or 14% compared to 2008. The 14% decrease was driven by weaker global investment markets and lower average FUM and FUA throughout the year.

FUM was $33.9 billion as at 30 September 2009, an increase of $1.6 billion or 5% compared to 30 September 2008. This result reflects the impact of St.George adding $2.2 billion of funds, partially offset by a small decrease due to lower investment markets during 2009.

FUA was $76.7 billion as at 30 September 2009, an increase of $35.1 billion or 84% compared to 30 September 2008. This result reflects the impact of St.George adding $31.4 billion of FUA, in addition to $4.4 billion positive net flows and positive other movements, including the re-invested distributions of $0.3 billion, partially offset by a $1.0 billion decrease due to lower investment markets during 2009.

Net operating income before operating expenses and impairment charges was $1,548 million in 2009, an increase of $341 million or 28% compared to 2008. Net operating income before operating expenses and impairment charges, excluding the impact of St.George, was $1,195 million in 2009, a decrease of $12 million or 1% compared to 2008. This 1% decrease was driven by the impact of lower FUM and FUA related revenues, partially offset by volume growth within the Private Bank business and better FUM and FUA margins, driven by lower average balances.

Operating expenses were $850 million in 2009, an increase of $205 million or 32% compared to 2008. Operating expenses excluding the impact of St.George were $680 million in 2009, an increase of $35 million or 5% compared to 2008. The 5% increase was driven by a one-off payment to AIA Australia to terminate a contract to distribute certain insurance products, and an additional expense relating to BTIM share based payments, offset by lower volume-based expenses.

Impairment charges were $17 million in 2009, an increase of $13 million or 325% compared to 2008. Impairment charges excluding the impact of St.George were $14 million in 2009, an increase of $10 million or 250%, as a result of the global financial crisis.

Income tax expense was $208 million in 2009, an increase of $53 million or 34% compared to 2008. Income tax expense excluding the impact of St.George was $153 million in 2009, a decrease of $2 million or 1%. This equates to an effective tax rate of 30.5% for 2009, compared to 27.8% in 2008.

For a discussion of the results of this division for 2008 v 2007, refer to ‘Divisional performance – 2008 v 2007’ in this Annual Report.

Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and government customers either based in or with interests in Australia and New Zealand.

WIB operates through dedicated sales industry teams, supported by specialist knowledge in financial and debt capital markets, transactional banking, margin lending, broking and alternative investment solutions. It also includes the Premium Business Group (PBG), which was transferred from WRBB during 2009. Comparatives have been restated to reflect this transfer.

Customers are supported through Westpac branches and subsidiaries located in Australia, New Zealand, New York, London and Asia.

WIB’s results include the results of the St.George institutional businesses from 18 November 2008.

Performance of WIB

	2009	2008	2007
	$m	$m	$m
Net interest income	1,761	1,248	999
Non-interest income	1,248	1,110	1,061
Net operating income before operating expenses and impairment charges	3,009	2,358	2,060
Operating expenses	(1,011)	(902)	(820)
Profit before impairment charges and income tax expense	1,998	1,456	1,240
Impairment charges	(1,516)	(341)	(93)
Profit before income tax	482	1,115	1,147
Income tax expense	(143)	(319)	(338)
Net profit attributable to equity holders of Westpac	339	796	809

	$bn	$bn	$bn
Deposits	51.0	36.9	30.2
Loans	75.3	75.9	65.0
Total assets	114.6	119.0	98.0
Total operating expenses to net operating income ratio	33.6%	38.3%	39.8%

2009 v 2008

Net profit was $339 million in 2009, a decrease of $457 million or 57% compared to 2008. Net profit excluding the impact of St.George amounted to $350 million in 2009, a decrease of $446 million or 56% compared to 2008, primarily due to a substantial increase in impairment charges.

Net interest income was $1,761 million in 2009, an increase of $513 million or 41% compared to 2008. Net interest income excluding the impact of St.George was $1,547 million in 2009, an increase of $299 million or 24% compared to 2008. This increase, excluding the impact of St.George, was largely driven by the Debt Markets business as a result of higher margins as the portfolio has been progressively repriced for the higher cost of funds together with strong deposit growth and increased interest rate product volumes in the markets business. This was partly offset by a lower contribution from our Equities business, mainly due to a decline in margin loan balances. Net Financing loans declined 13% compared to 2008.

Non-interest income was $1,248 million in 2009, an increase of $138 million or 12% compared to 2008. Non interest income excluding the impact of St.George was $1,299 million in 2009, an increase of $189 million or 17% compared to 2008. This increase, excluding the impact of St.George, was primarily driven by increased fee income from our Financing and Originations businesses combined with an improved markets performance which benefited from higher sales, mark-to-market gains on the credit trading portfolio and effective risk management in a volatile interest rate market.

SCG revenue decreased $184 million following the write down in the value of assets and investments held of $155 million. The residual value of assets written down was $438 million and includes assets held for ultimate placement into funds, direct equity investments and strategic holdings in the funds.

Operating expenses were $1,011 million in 2009, an increase of $109 million or 12% compared to 2008. Operating expenses excluding the impact of St.George were $960 million in 2009, an increase of $58 million or 6% compared to 2008. This was mainly due to higher personnel costs, restructuring costs and higher offshore expenses given the average A$ exchange rate was lower than the prior year.

Impairment charges were $1,516 million in 2009, an increase of $1,175 million or 345% compared to 2008. Impairment charges excluding the impact of St.George were $1,386 million in 2009, an increase of $1,045 million or 306% compared to 2008. Impairment charges were impacted by three large corporate exposures that were directly impacted by the global financial crisis. Together, these facilities contributed just over $400 million to impairment charges for the year. Impairment charges were also impacted by a deterioration in commercial facilities (typically those with a facility in the $10 million to $100 million range).

Within the Equities business, impairment charges increased mainly due to three Margin Lending portfolio exposures and additional collectively assessed provisions. While the majority of the Margin Lending portfolio involves diversified portfolios of liquid stocks, the three troubled facilities were in concentrated portfolios supported by single stocks or managed funds that were illiquid or where redemptions were frozen. As a result, when markets declined sharply an orderly exit of these portfolios was not achieved.

Income tax expense was $143 million in 2009, a decrease of $176 million or 55% compared to 2008. Income tax expense excluding the impact of St.George was $150 million, a decrease of $169 million or 53% compared to 2008. This equates to an effective tax rate of 30.0% in 2009, compared to 28.6% in 2008.

For a discussion of the results of this division for 2008 v 2007, refer to ‘Divisional performance – 2008 v 2007’ in this Annual Report.

New Zealand Banking

The Group conducts its New Zealand banking business through two banks in New Zealand: Westpac New Zealand Limited (WNZL), which is incorporated in New Zealand; and Westpac Banking Corporation (NZ Division), a branch of Westpac Banking Corporation, which is incorporated in Australia and forms part of WIB.

New Zealand Banking is responsible for sales and service of banking, wealth and insurance products for consumers and small to medium business customers in New Zealand. The division operates via an extensive network of branches and ATMs across both the North and South Islands. Banking products are provided under the Westpac brand while wealth and insurance products are provided by Westpac Life New Zealand and BT New Zealand. Institutional customers are supported by the NZ Division, included in WIB. All figures are in Australian dollars (A$).

Performance of New Zealand Banking

	2009	2008	2007
	A$m	A$m	A$m
Net interest income	1,007	970	903
Non-interest income	332	355	364
Net operating income before operating expenses and impairment charges	1,339	1,325	1,267
Operating expenses	(604)	(599)	(601)
Profit before impairment charges and income tax expense	735	726	666
Impairment charges	(466)	(143)	(71)
Profit before income tax	269	583	595
Income tax expense	(73)	(185)	(189)
Minority interests	(2)	(3)	(3)
Net profit attributable to equity holders of Westpac	194	395	403

	A$bn	A$bn	A$bn
Deposits	23.6	22.8	21.4
Loans	39.1	39.0	36.6
Total assets	40.1	39.9	37.6
Funds under management	1.7	1.7	1.6
Total operating expenses to net operating income ratio	45.1%	45.3%	47.4%

2009 v 2008

Net profit was $194 million in 2009, a decrease of $201 million or 51% compared to 2008. Exchange rate movements had a $4 million negative impact on earnings.

Net interest income was $1,007 million in 2009, an increase of $37 million or 4% compared to 2008. The increase in net interest income was the result of a 3% increase in lending in NZ$ terms and a 6% increase in deposits in NZ$ terms. Lending spreads improved by 36 basis points due to the repricing of business facilities to reflect higher risk premiums and mix benefits from a shift to floating rate mortgages from fixed rate. This was offset by a 55 basis point reduction in deposit spreads due to the migration to lower spread products (mostly term deposits) and intense competition for deposits. Exchange rate movements had a $27 million negative impact on net interest income.

Non-interest income was $332 million in 2009, a decrease of $23 million or 6% compared to 2008. This was primarily due to lower transaction and activity fees given reduced customer and merchant activity. Non-interest income from mortgage funds was also lower, primarily reflecting unusually high levels in 2008. Exchange rate movements had a $9 million negative impact on non-interest income.

Operating expenses were $604 million in 2009, an increase of $5 million or 1% compared to 2008. Employee expenses rose 2% with general wage rises partially offset by a fall in temporary employees. Other contributors to expense growth over the year were higher lease costs from the transition into a new head office and continued expenditure on online and self-service customer solutions. Exchange rate movements had a $17 million positive impact on operating expenses.

Impairment charges were $466 million in 2009, an increase of $323 million or 226% compared to 2008. The large rise in impairments reflect two large impaired assets and a general deterioration in asset quality in both the business and consumer portfolios. The two large names accounted for $162 million in impairment charges.

Other impairment charges in the business portfolio increased by $127 million compared to 2008. Most of the increase relates to the stressed commercial property market, particularly apartment development properties where falling asset prices have placed pressure on pre-sale contracts and softer asset prices have impacted developers’ cash flows.

Business impaired assets to total committed exposure increased from 0.15% at 30 September 2008 to 0.42% as at 30 September 2009.

In the consumer portfolio impairment charges increased by $38 million compared to 2008. The major movements were:

•         $10 million increase in other consumer lending impairment charges; and

•         $27 million increase in mortgage impairment charges, driven mainly by customers that rely on business earnings to service their mortgage.

Delinquencies greater than 90 days rose by 28 basis points for mortgages and 3 basis points for other consumer lending compared to 30 September 2008. Most of the rise in delinquencies emerged during the first half of the year. This is consistent with the unemployment profile in New Zealand where the unemployment rate increased to 6%, but has not materially deteriorated in recent months.

Income tax expense was $73 million in 2009, a decrease of $112 million or 61% compared to 2008. This equates to an effective tax rate of 27.1% in 2009 compared with 31.7% in 2008, due to a change in corporate tax rate from 33% to 30% in October 2008.

For a discussion of the results of this division for 2008 v 2007, refer to ‘Divisional performance - 2008 v 2007’ in this Annual Report.

Other divisions

Other divisions comprise:

Product and Operations

Product and Operations is responsible for Australian consumer and business banking product development, management and operations.

Pacific Banking

Pacific Banking provides banking services for retail and business customers throughout near South Pacific Island Nations. Branches, ATMs, telephone banking and Internet banking channels are used to deliver our core business activities in Fiji, Papua New Guinea, Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa. Pacific Banking’s financial products include home, personal and business lending and savings and investment accounts. The General Manager for Pacific Banking reports through to the Group Executive, WIB.

Group Treasury

Group Treasury is primarily focused on the management of the Group’s interest rate risk and funding requirements by managing the mismatch between the Group’s assets and liabilities. Group Treasury’s earnings are primarily impacted by the hedging decisions taken on behalf of the Group to manage net interest income outcomes and assist net interest income growth. It also includes Structured Finance, which originates and executes large principal transactions on behalf of Westpac, which are typically multi-jurisdictional. Structured Finance transactions can be high yielding asset transactions or liability transactions, which raise low cost funds on the Group’s behalf.

Technology

Technology is responsible for developing and maintaining reliable and flexible technology capabilities and technology strategies. It provides functional infrastructure support and software systems enhancement services to front line businesses.

Core Support

Core Support comprises those functions performed centrally including finance, risk, legal and human resources, with expenses incurred charged back to divisions.

Performance of Other divisions

	2009	2008	2007
	$m	$m	$m
Net interest income	1,359	606	409
Non-interest income	131	466	186
Net operating income before operating expenses and impairment charges	1,490	1,072	595
Operating expenses	(575)	(522)	(44)
Profit before impairment charges and income tax expense	915	550	551
Impairment charges	(141)	(91)	(39)
Profit before income tax	774	459	512
Income tax expense	(990)	124	(247)
Minority interests	(65)	(66)	(65)
Net profit attributable to equity holders of Westpac	(281)	517	200

2009 v 2008

Net loss was $281 million in 2009, a decrease of $798 million or 154% compared to 2008. Net loss excluding the impact of St.George was $321 million in 2009, a decrease of $838 million or 162% compared to 2008.

Net interest income was $1,359 million in 2009, an increase of $753 million or 124% compared to 2008. Net interest income excluding the impact of St.George was $1,168 million in 2009, an increase of $562 million or 93% compared to 2008. This was mainly driven by an uplift in Group Treasury’s net interest income as a result of exceptional gains in three areas. Firstly, gains emerged from the revaluation of liquid securities driven by credit spreads narrowing as credit market confidence improved. Secondly, gains from the management of basis risks including the bills/libor spread, with this spread also reverting to long run levels in 2009 following a significant widening in 2008 in response to the global financial crisis uncertainties. Finally, early repayment fees from customers exiting fixed rate loans were also significantly higher this year. Offsetting this was lower earnings from Structured Finance.

Non-interest income was $131 million in 2009, a decrease of $335 million or 72% compared to 2008. Non-interest income excluding the impact of St.George was $155 million in 2009, a decrease of $311 million or 67% compared to 2008. This was due to the large one-off items in 2008, including the Visa Inc. and BTIM IPOs.

Operating expenses were $575 million in 2009, an increase of $53 million or 10% compared to 2008. Operating expenses excluding the impact of St.George were $477 million in 2009, a decrease of $45 million or 9% compared to 2008. The $477 million 2009 expense included $334 million of merger transformation and integration expenses and a $121 million expense provision relating to a long-standing legal proceeding, where a judgment was received during the first half of 2009. In 2008, this line included $323 million of one-off expenses resulting from efficiency initiatives and capitalised expenditure reviews.

Impairment charges were $141 million in 2009, an increase of $50 million or 55% compared to 2008. Impairment charges excluding the impact of St.George were $136 million in 2009, an increase of $45 million or 49% compared to 2008. This was due to increased impairment charges within Pacific Banking due to portfolio growth and credit downgrades, and the impact of additional collective provisions, which reflects the assessed impact of continuing market dislocation.

Income tax expense was $990 million in 2009, an increase of $1,114 million or 898% compared to 2008. Income tax expense excluding the impact of St.George was $966 million in 2009, an increase of $1,090 million or 879% compared to 2008. The 2009 income tax result was materially impacted by a $703 million tax provision relating to amended tax assessments for structured finance transactions undertaken in New Zealand between 1998 and 2002. In addition, the movement in tax expense was impacted by the effect of policyholder tax recoveries, tax exempt gains on the partial sale of BTIM and from gains on the Visa Inc. IPO in 2008, which were not repeated in 2009.

Minority interests were $65 million in 2009, a decrease of $1 million or 2% compared to 2008. Excluding the impact of St.George, minority interests were $65 million in 2009, a decrease of $1 million or 2% compared to 2008. The minority interests represent distributions of our hybrid equity instruments TPS 2003 and TPS 2006, as well as other minority interests.

For a discussion of the results of this division for 2008 v 2007, refer to ‘Divisional performance - 2008 v 2007’ in this Annual Report.

Divisional performance – 2008 v 2007

Westpac Retail and Business Banking

2008 v 2007

Net profit was $1,752 million in 2008, an increase of $155 million or 10% compared to 2007.

Net interest income was $4,287 million in 2008, an increase of $407 million or 10% compared with 2007. The increase in net interest income was due to the combined impact of growth in lending of 14% and deposits of 13%, which was partially offset by a contraction of net interest margin from 2.31% in 2007 to 2.24%, primarily due to increased wholesale funding costs. Credit card net interest income remained consistent with 2007, due primarily to increased repayments from customers within the interest free period offsetting underlying book growth.

Non-interest income for 2008 was $1,356 million, an increase of $74 million or 6% compared with 2007, driven by deposit fee growth and an increase in lending account numbers, combined with an increase in working capital service fees. Further to this, card fee income growth resulting from higher customer spend, the mix in spend shifting to products with stronger interchange margins and increased foreign currency spend.

Operating expenses were $2,787 million, an increase of $178 million or 7% compared with 2007. This was largely driven by:

•         an additional 292 additional customer serving employees;

•         incremental costs associated with RAMS franchise distribution business which was acquired on 4 January 2008;

•         market driven salary increases; and

•         higher property costs relating to 29 new and 2 refurbished business banking centres and Westpac branches.

Impairment charges for the consumer and business lending portfolios in 2008 were $352 million, an increase of $76 million or 28% compared to 2007. The increase in impairment charges was principally in business lending, with four names accounting for 65% of the increase in impaired balances.

In consumer lending, mortgage delinquencies greater than 90 days increased 5 basis points while other personal lending improved by 8 basis points, driven by the strategic decision to limit growth in the proprietary cards channel.

The WRBB income tax expense for 2008 was $752 million, an increase of $72 million or 11% compared to 2007. This equated to an effective tax rate of 30.0% in 2008 compared with 29.9% in 2007.

BT Financial Group Australia

2008 v 2007

Net profit was $399 million in 2008, a decrease of $43 million or 10% compared to 2007.

Net interest income was $111 million in 2008, a decrease of $11 million or 9% compared to 2007. This was a result of increased funding charges in 2008 compared to 2007.

Non-interest income was $1,096 million in 2008, a decrease of $17 million compared to 2007. This result was impacted by adverse investment markets which reduced total FUM and FUA by 18% since 30 September 2007.

•         FUA was 10% lower over the year with positive net flows more than offset by negative market movements. Excluding market movements, FUA increased by 9% compared to 2007. Net inflows for FUA were $3.6 billion representing an 8% increase in FUA predominantly in the Wrap business where margins increased by 5 basis points as a result of the migration of customers to higher margin products;

•         FUM decreased by 17% over the year reflecting adverse market movements. Excluding market movements, FUM was higher than 30 September 2007 with institutional net inflows of $1.8 billion and positive other movements, including re-invested distributions of $1.1 million, offset by net outflows of $2.3 billion in retail and wholesale. FUM margins remained consistent with 2007;

•         Private Bank revenue increased due to increases from both savings and investment products as well as income from mortgages;

•         revenue in the Advice channel remained consistent with the prior year reflecting the impact of challenging market conditions;

•         life insurance revenues increased by 14% to $164 million driven by strong sales and in-force premium growth of 8%; and

•         general insurance income grew by 1% compared to 2007 to $131 million driven by volume growth in Home and Contents Insurance, partially offset by an increase in severe weather event claims of $13 million and an increase in Lenders Mortgage Insurance claims to $10 million, up from $7 million in 2007.

Operating expenses were $645 million in 2008, an increase of $30 million or 5% compared to 2007. This was largely driven by additional costs from fixed salary increases and volume related expense growth in call centres, operations and processing, following the changes to superannuation legislation last year. In addition, lower expense recoveries from funds due to lower FUM balances and increased customer activity related to the continued volatility in the markets also contributed to the increase. Expense growth was partially offset by reduced costs associated with a number of initiatives to reposition the business for the lower growth environment and weaker markets.

Westpac Institutional Bank

2008 v 2007

Net profit was $796 million, in 2008, a decrease of $13 million or 2% compared to 2007.

Net interest income was $1,248 million in 2008, an increase of $249 million or 25% compared to 2007. This was driven by the Debt Markets business as a result of higher loan volumes asset growth. Overall growth in net loans was 17% over the year resulting in a balance of $75.9 billion as at 30 September 2008. The net interest margin in the Financing business remained consistent with 2007 as changes to loan pricing progressively acted to offset increased funding costs.

Non-interest income was $1,110 million in 2008, an increase of $49 million or 5% compared to 2007. This was primarily driven by increased origination fees in the Debt Markets business and fees in SCG, combined with improved customer sales and a strong trading performance in the Foreign Exchange (FX) business which was well positioned to capture increased customer flows and to take advantage of volatility in global currency markets. This was offset by the dislocation in global equity markets, which contributed to a decline in income from the Equities business, particularly within Structured Products and across the Broking and Margin Lending businesses.

Operating expenses were $902 million, an increase of $82 million or 10% compared to 2007. Operating expenses were impacted by increased personnel costs, which includes an increase in customer serving employees primarily across the Foreign Exchange and Global Transactional Banking businesses. Increased professional and technology service costs relating to ongoing investment in the business to enhance efficiency and expansion initiatives also contributed to the increase.

Impairment charges were $341 million in 2008, an increase of $248 million or 267% compared to 2007. The impairment charges were due to a small number of individual name exposures which were downgraded in the period. There was also one significant recovery against a long standing exposure.

New Zealand Banking

2008 v 2007

Net profit was $395 million in 2008, a decrease of $8 million or 2% compared to 2007. Exchange rate movements had a $22 million negative impact on earnings.

Net interest income was $970 million in 2008, an increase of $67 million or 7% compared to 2007. The increase in net interest income in 2008 was the result of a 7% increase in consumer lending, a 15% increase in business lending and a 9% increase in deposit volumes (all in NZ$ terms). Margins improved by 16 basis points in consumer lending which was offset by a 25 basis point reduction in deposit spreads due to the migration to lower margin term deposits and on-line products. Exchange rate movements had a $51 million negative impact on net interest income.

Non-interest income was $355 million in 2008, a decrease of $9 million or 2% compared to 2007. Higher fee income received from mortgage funds, the restructure of the Hotpoints credit card loyalty scheme and increased insurance commissions were partially offset by lower transaction fees. Exchange rate movements had a $19 million negative impact on non-interest income.

Operating expenses were $599 million in 2008, a decrease of $2 million compared to 2007. Increases in personnel costs were offset by benefits from supplier renegotiations in technology, printing costs savings and call centre process improvements. Exchange rate movements had a $32 million positive impact on operating expenses.

Impairment charges were $143 million in 2008, an increase of $72 million or 101% compared to 2007. This was primarily due to an increase in business individually assessed provisions, largely a result of two individual name exposures which had been downgraded in the period, and an increase in housing individually assessed provisions. Delinquency rates increased with greater than 90 day delinquencies increasing from 20 basis points to 47 basis points. The increase was associated with the rapid slow down in the housing market with slowing national sales (down 24%) and declining property prices. Impaired assets represent 0.52% of total committed exposures, up 27 basis points on the year ended 30 September 2007.

Income tax expense was $185 million in 2008, which was consistent with the tax expense in 2007. This equates to an effective tax rate of 31.7% in 2008 compared with 31.8% in 2007.

Other divisions

2008 v 2007

Net profit was $517 million in 2008, an increase of $317 million or 159% compared to 2007.

Net interest income was $606 million in 2008, an increase of $197 million or 48% compared to 2007. This was primarily driven by an increase in Group Treasury’s net interest income, up $106 million from 2007, and asset growth of 33% in Papua New Guinea generated from the resource sector.

Non-interest income was $466 million in 2008, an increase of $280 million or 151% compared to 2007. The factors contributing to this result were:

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

•         Group Treasury non-interest income was up $39 million due to increased foreign exchange income; and

•         a negative movement of $290 million in the policyholder tax recoveries from the life insurance business, which was a $198 million credit in 2008. The decrease was due to weaker market performance of investments in Property Trusts, Australian Equities and Overseas Equities.

Operating expenses were $522 million in 2008, an increase of $478 million or 1,086% compared to 2007. This was primarily due to one-off expenses of $323 million in relation to efficiency initiatives and capitalised expense reviews and $13 million of costs relating to the merger with St.George. Increases also resulted from additional employee expenses in Group Treasury as well as incremental spend on projects and technology. Expenses in Pacific Banking increased by $5 million from increased investment in risk and compliance initiatives.

Impairment charges were $91 million in 2008, an increase of $52 million or 133% compared to 2007. This was due to increased impairment charges of $16 million in Pacific Banking due to portfolio growth and credit downgrades, and the impact of additional collective provisions raised in the Group Head Office of $76 million which reflected the assessed impact of continuing market dislocation.

Income tax expense was a $124 million credit in 2008, a decrease of $371 million or 150% compared to 2007. The 2008 income tax result was impacted by the tax effect of movements in policyholder tax recoveries, and a non-taxable net gain on the partial sale of BTIM and gains from the Visa Inc. IPO.

Minority interests were $66 million in 2008, an increase of $1 million or 2% compared to 2007. The minority interests represent distributions of the hybrid equity instruments TPS 2003 and TPS 2006, as well as other minority interests.

RISK AND RISK MANAGEMENT

Risk factors

Our business is subject to risks that can adversely impact our business, future performance and financial condition. If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected, with the result that the trading price of our securities could decline and you could lose all, or part, of your investment. You should carefully consider the risks and the other information in this Annual Report before investing in our securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Risks relating to our business

Adverse credit and capital market conditions may significantly affect our ability to meet liquidity needs, adversely affect our access to domestic and international capital markets and increase our cost of funding

Global credit and capital markets have experienced extreme volatility, disruption and decreased liquidity for more than 2 years. The timing of a sustained recovery of global financial markets remains uncertain. We rely on credit and capital markets to fund our business. As of 30 September 2009, we obtained approximately 38%(1) of our total net funding from domestic and international wholesale markets. As a result of the recent adverse global capital market conditions our funding costs have increased.

A shift in investment preferences of businesses and consumers away from bank deposits toward other asset or investment classes would increase our need for funding from wholesale markets and would increase our funding costs, as deposits are generally less costly than funding from the wholesale markets. Since December 2008, we have utilised the guarantee of the Commonwealth of Australia under the Australian government guarantee scheme to obtain a significant portion of our wholesale funding in the global capital markets. As at 30 September 2009, our wholesale funding balance was approximately $165 billion(1). Of this, approximately $24 billion is guaranteed by the Commonwealth of Australia.

In the second half of the 2009 financial year wholesale markets began to be accessible without the Australian government guarantee. However, continued access to the unguaranteed market is dependent on investor appetite. The effect of terminating the Australian government guarantee scheme is uncertain and may materially adversely affect our ability to fund ourselves in the future and our cost of funding. Should conditions remain uncertain for a prolonged period, or deteriorate further, our funding costs may increase further and may limit our ability to replace, in a timely manner, maturing liabilities, which could adversely affect our ability to fund and grow our business or otherwise have a material adverse impact on us.

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and the sovereign credit ratings in Australia and New Zealand, and credit capacity. Even if available, the cost of these alternatives may be more expensive or on unfavourable terms, which could adversely affect our results of operations, liquidity, capital resources and financial condition. There is no assurance that we will be able to obtain funding at acceptable prices.

If Westpac is unable to source appropriate funding, we may be forced to reduce our lending or begin to sell liquid securities. Such actions would adversely impact our business, results of operations, liquidity, capital resources and financial condition.

For a more detailed description of liquidity risk, refer to ‘Liquidity risk’ in this section and Note 28 to the financial statements.

Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength. In light of the recent difficulties in the banking sector and financial markets, the rating agencies have indicated they are watching global developments closely and if conditions deteriorate further, they may adjust the ratings of some or all of the major Australian banks. Moodys has all the major Australian banks, including Westpac, on a negative outlook. A credit rating downgrade could also be driven by the occurrence of one or more of the other risks identified in this section or by other events.

If we fail to maintain our current credit ratings, this would adversely affect our cost of funds and related margins, liquidity, competitive position and our access to capital markets. In addition, any downgrade in the sovereign credit ratings of Australia and New Zealand may adversely affect Westpac’s ability to raise funds that have the benefit of a government guarantee, or the cost of those funds. If Australia’s sovereign debt is not AAA rated, there is likely to be less interest in Westpac sovereign guaranteed debt, and it will also be more expensive. In turn, this could adversely affect our earnings, liquidity, access to capital markets and financial condition.

(1)   Comprised of wholesale funding net of excess liquid assets.

A systemic shock in relation to the Australian, New Zealand or global financial systems could have adverse consequences for Westpac that would be difficult to predict and respond to

In the current uncertain global economic environment, there is a risk that another major systemic shock could occur that causes a further adverse impact on the Australian, New Zealand or global financial systems. Such an event could have a material adverse effect on financial institutions such as Westpac, including the undermining of confidence in the financial systems, reducing liquidity and impairing access to funding. The nature and consequences of any such event are difficult to predict and there can be no guarantee that we could respond effectively to any such event.

Further declines in asset markets could adversely affect our operations or profitability

Declines in global asset markets, including equity, property and other asset markets have adversely affected and could continue to impact our operations and profitability.

Declining asset prices impact our wealth management business and other asset holdings. Earnings in our wealth management business are, in part, dependent on asset values, such as the value of securities held or managed. A further decline in asset prices could further negatively impact the earnings of the division.

Declining asset prices could also impact customers and the value of security we hold against loans which may impact our ability to recover amounts owing to us if customers were to default.

Our business is substantially dependent on the Australian and New Zealand economies and we can give no assurance as to the likely future state of such economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require. In particular, lending is dependent on customer confidence, economic activity, the state of the home lending market and prevailing market interest rates in the countries in which we operate.

We currently conduct the majority of our business in Australia and New Zealand and, consequently, our performance is influenced by the level and cyclical nature of business and home lending in these countries. These factors are in turn impacted by both domestic and international economic and political events. The dislocation in global credit and capital markets has impacted global economic activity which has, in turn, impacted the Australian and New Zealand economies. This has led to a slowdown in credit growth and an increase in impaired assets. If the downturn continues for an extended period or becomes more severe, or there are declines in consumer and business confidence, our results of operations, liquidity, capital resources and financial condition would be further adversely affected. The economic conditions of other regions in which we conduct operations can also affect our future performance and have shown signs of deterioration.

An increase in defaults under our loan portfolio could adversely affect our results of operations, liquidity, capital resources and financial condition

Credit risk is a significant risk and arises primarily from our lending activities. The risk arises from the likelihood that some customers will be unable to honour their obligations to us, including the repayment of loans and interest. Credit exposures also include our dealings with, and holdings of, debt securities issued by other banks and financial institutions whose conditions may be impacted to varying degrees by recent turmoil in the global financial markets.

We hold collective and individually assessed provisions for impaired assets. As a result of the recent market and economic conditions, we have increased our impairment provisions and if economic conditions deteriorate further, some customers could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to further increase our provisioning. Such actions would diminish available capital and would adversely affect our results of operations, liquidity, capital resources and financial condition.

For a discussion on our risk management procedures, including the management of credit risk, refer to ‘Risk management’ in this section and Note 28 to the financial statements.

There can be no assurance that actions of the Australian, New Zealand, United States and other foreign governments and other governmental and regulatory bodies to stabilise financial markets will continue or not be modified

In response to the global financial crisis affecting the banking system and financial markets generally and deteriorating global financial conditions, stabilising actions have been taken by governments and regulatory bodies in Australia, New Zealand, the United States, United Kingdom, Europe and other jurisdictions. We expect to continue to make selected use of the Australian and New Zealand government guarantee schemes to access the wholesale funding markets in the short to medium term.

The Australian and New Zealand government guarantee schemes may be changed or discontinued at any time. There can be no assurance that any changes to the Australian or New Zealand wholesale funding guarantee schemes will not have a materially adverse effect on our ability to obtain wholesale term funding in the future in reliance on these schemes. The ongoing effect of the stabilisation packages implemented by governments and regulators in other jurisdictions are equally uncertain. There can be no assurance as to what effect such regulatory actions will have on financial markets, consumer and investor confidence, or the levels of volatility in financial markets. Further declines in consumer and investor confidence and continued uncertainty and volatility could materially adversely affect our business, financial condition and results of operations.

Our businesses are highly regulated and we could be adversely affected by changes in regulations and regulatory policy

Compliance risk arises from the regulatory standards that apply to us as a financial institution. All of our businesses are highly regulated in the jurisdictions in which we do business. We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including accounting standards) and industry codes of practice, as well as meeting our ethical standards. The nature and impact of future changes in such policies are not predictable and are beyond our control.

It is likely that the recent global financial crisis will lead to changes in regulation in most markets in which we operate, particularly for financial institutions. These changes may include, for example, changes in capital adequacy or other prudential requirements, accounting and reporting requirements, liquidity regulation, regulation relating to remuneration, consumer protection legislation, or changes in the oversight approach of regulators. In the current economic conditions, it is also possible that governments in jurisdictions in which we do business or obtain funding might revise their application of existing regulatory policies that apply to, or impact, Westpac’s business, including for reasons relating to national and systemic stability.

We anticipate that the current uncertain economic environment may also result in increased litigation, which creates the potential for legal decisions that result in unanticipated changes in law and may result in regulators making material changes to existing regulatory policies to address or enforce such changes in law.

Changes in law, regulations or regulatory policy could adversely affect one or more of our businesses, including limiting our ability to do business, and could require us to incur substantial costs to comply or impact our capital and liquidity requirements. The failure to comply with applicable regulations could result in fines and penalties or limitations on our ability to do business. These costs, expenses and limitations could have a material adverse effect on our business, financial performance or financial condition.

For further information regarding accounting standards refer ‘Adoption of new and revised accounting policies,’ ‘Critical accounting assumptions and estimates’ and ‘Future accounting developments’ in Note 1 to the financial statements.

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

If we are unable to compete effectively in our various businesses and markets, our business, results of operations and financial condition would be adversely affected.

For more detail on how we address competitive pressures refer to ‘Competition’ in Section 1.

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our financial position. In our financial markets trading business, we are exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, commodity prices, credit prices and equity prices. The recent levels of market volatility increased our estimated earnings at risk as measured by value at risk (VaR)(1). If we were to suffer substantial losses due to any market volatility, including the volatility brought about by the current global credit crisis, it would adversely affect our results of operations, liquidity, capital resources and financial condition.

For a discussion of our risk management procedures, including the management of market risk, refer to ‘Risk management’ in this section.

We could suffer losses due to operational risks or environmental factors

As a financial services organisation we are exposed to a variety of other risks including those resulting from process error, fraud, information technology instability and failure, system failure, security and physical protection, customer services, staff competence, external events (including fire, flood or pandemic) that cause material damage, impact on our operations or adversely affect demand for our products and services, and product development and maintenance. Operational risks can directly impact our reputation and result in financial losses which would adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, including the management of operational risk, refer to ‘Risk management’ in this section.

Reputational damage could harm our business and prospects

Various issues may give rise to reputational risk and cause harm to our business and our prospects. These issues include appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money

(1)   VaR is the potential loss in earnings from adverse market movements, calculated by Westpac using a 99% confidence level with a minimum of one year of historical rate data and a one-day time horizon.

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

We could suffer losses if we fail to syndicate or sell down underwritten equity securities

As a financial intermediary we underwrite listed and unlisted equity securities. Equity underwriting activities include the development of solutions for corporate and institutional customers who need equity capital and investor customers who have an appetite for equity-based investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants.

Other risks

Other risks that can adversely impact our performance and our financial position include insurance risk, model risk, business risk and contagion risk. Refer to ‘Corporate governance’ in Section 1 for more information on these risks.

Risks relating to the integration of St.George

We may fail to realise the business growth opportunities, cost savings and other benefits anticipated from, or may incur unanticipated costs associated with, the merger and our results of operations, financial condition and the price of our securities may suffer

As a result of the merger with St.George, we expect to increase our revenue and reduce operating expense growth of the combined business. There is no assurance that we will be able to achieve the business growth opportunities, cost savings and other benefits we anticipate from the merger with St.George. This may be because the assumptions upon which we assessed the merger, including the anticipated benefits and the factors we used to determine the merger consideration, may prove to be incorrect.

Unanticipated delays in the integration of our operations may impact our assumptions regarding the benefits we expect to derive from the merger and may delay such benefits.

In addition, we may incur greater costs than we have estimated in connection with the integration.

If we fail to achieve the business growth opportunities, cost savings and other benefits we anticipate from the merger, or we incur greater integration costs than we have estimated, our results of operations, financial condition and the price of our securities may be adversely affected.

The integration of our operations and those of St.George presents significant challenges that could delay or diminish the anticipated benefits of the merger

There are risks associated with the integration of two organisations of the size of Westpac and St.George. Particular areas of risk include: difficulties or unexpected costs relating to the integration of technology platforms, financial and accounting systems, and risk and other management systems of two organisations; difficulties or unexpected costs in realising synergies from the consolidation of head office and back office functions; higher than expected levels of customer attrition or market share loss arising as a result of the merger; unexpected losses of key personnel during or following the integration of the two businesses; possible conflict in the culture of the two organisations and decrease in employee morale, senior management time requirements and distraction from the day to day business; and potential damage to the reputation of brands due to actions from competitors, media and lobby groups in relation to the merger.

If any of these risks should occur, or if there are unexpected delays in the integration process, the anticipated benefits of the merger may be delayed, achieved only in part, or not at all or at greater cost, which could have an adverse affect on our results of operations or financial condition.

The merger has resulted in additional concentration risk in the lending books of the combined business

The lending books of each of Westpac and St.George have exposures to a range of clients, assets, industries and geographies which, now that they are combined, has resulted in additional concentration risk, in particular in the property book.

Risk management

Our vision is to be the leading financial services company in Australia and New Zealand. Effective risk management is key to us achieving this goal. It influences our performance, reputation and future success. We regard managing risk as a fundamental activity, performed at all levels of the Group.

Effective risk management is all about achieving a balanced approach to risk and reward. Risk management enables us to both increase financial growth opportunities and mitigate potential loss or damage. It is important to note that both optimisation and mitigation strategies are equally important aspects of risk management.

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

Our Group Risk function plays a key role in our risk management framework. It is independent from the divisions and reports to the CRO. Our risk function is also responsible for coordinating our response to key regulatory developments and issues affecting risk management.

Independent risk management units operate within each division, reporting to the group executive for that unit and the CRO. The divisional head of risk is responsible for identifying and quantifying the risks arising from their business and for implementing appropriate policies, procedures and controls to manage those risks. They also ensure alignment with the Group Risk function.

An independent review of internal controls over risk management is undertaken by our Group Assurance function. The function contains our portfolio risk review unit, which is responsible for reviewing credit quality and assessing credit management process, credit policy appropriateness and compliance, and adequacy of provisions. Internal audit is responsible for independently evaluating the adequacy and effectiveness of management’s control of operational risk.

The key risks we are subject to are specific banking risks and risks arising from the general business environment. Our risk management framework encompasses credit, liquidity, market and other risks.

For a comprehensive discussion of the risks to which Westpac is exposed, and its policies to manage these risks, refer to Note 28 to the financial statements.

Credit risk

Refer to Note 28 to the financial statements for details of our credit risk management policies.

Provisions for impairment charges

For information on the basis for determining the provision for impairment charges refer to ‘Critical accounting assumptions and estimates’ in Note 1 to the financial statements.

Credit risk concentrations

We monitor our credit portfolio to manage risk concentrations. At 30 September 2009, our exposure to consumers comprised 64% (2008 59%, 2007 61%) of our on-balance sheet loans and 54% (2008 46%, 2007 48%) of total credit commitments. Almost 89% (2008 86%, 2007 83%) of our exposure to consumers was supported by residential real estate mortgages. This category also includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are highly diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

Exposures to businesses, government and other financial institutions are classified into a number of industry clusters based on groupings of related Australian and New Zealand Standard Industrial Classification (ANZSIC) codes and monitored against industry exposure boundaries. The level of industry risk is measured and monitored on a dynamic basis. Exposures are actively managed from a portfolio perspective, with risk mitigation techniques used to regularly re-balance the portfolio. The table below shows the assessed credit quality of our current exposures relating to these customers. The risk grades shown are internally assigned to customers but for convenience are aligned to the Standard & Poor’s credit rating system. Based on these ratings, the percentage of our exposure to business, government and other financial institution customers that are rated investment grade as at 30 September 2009 decreased by 12% to 53% (2008 65%, 2007 64%).

Assessed credit quality of exposures to businesses, governments and other financial institutions at 30 September:

	2009	2008	2007
	%	%	%
AAA, AA	21	29	29
A	14	15	13
BBB	18	21	22
BB, B+	41	33	35
Lower than B+	6	2	1
Total	100	100	100

Counterparty credit quality

The table below shows the credit quality of our credit exposure primarily associated with wholesale foreign exchange and derivative activities. The risk grades shown below are based on Standard & Poor’s (S&P) credit rating system. Based on these ratings, our exposure to investment grade counterparties is 95% as at 30 September 2009 (2008 98%).

Total assessed credit risk as at 30 September:

	2009	2008
	%	%
AAA, AA	35	52
A	46	34
BBB	14	12
BB and below	5	2
Total	100	100

Counterparty credit risk by industry sector and country of ultimate risk

The table below shows our current credit risk exposure (not including potential future credit risk) of our foreign exchange and derivative instruments by industry sector and by country of ultimate risk as at 30 September 2009(1):

	Government	Banks	Non-bank Financial Institutions	Others	Total
	$bn	$bn	$bn	$bn	$bn
Australia	0.7	0.1	1.2	0.8	2.8
New Zealand	0.9	—	—	1.0	1.9
Europe	—	0.2	0.5	0.3	1.0
United States	—	0.1	0.4	0.1	0.6
Japan	—	—	—	—	—
Other	—	0.1	—	0.4	0.5
Total	1.6	0.5	2.1	2.6	6.8

(1)	Netting has been applied to counterparties with appropriate netting agreements in legally enforceable jurisdictions, as permitted under the requirements stipulated by APRA.

Counterparty credit risk maturity profile and settlement risk

The table below shows the maturity profile of our foreign exchange and derivative credit risk exposure in gross replacement cost terms (i.e. not including potential future credit risk). The gross replacement cost overstates our credit risk exposure at 30 September 2009 as it ignores the netting benefit of $26.5 billion.

	Less Than 3 Months	Between 3 Months and 1 Year	Between 1 and 2 Years	Between 2 and 5 Years	Over 5 Years	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Interest rate
Swaps	0.4	1.6	3.1	5.0	3.4	13.5
Options	—	—	—	0.2	—	0.2
Forwards and futures	—	—	—	—	—	—
Foreign exchange
Forwards	5.0	2.7	0.2	0.2	—	8.1
Swaps	0.4	1.2	1.4	5.3	1.6	9.9
Purchased options	0.1	0.1	—	—	—	0.2
Commodities	—	0.3	0.4	—	—	0.7
Equities and credit	—	—	—	0.4	0.2	0.6
Total derivatives	5.9	5.9	5.1	11.1	5.2	33.2

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

Our cross-border outstandings to countries that individually represented in excess of 0.75% of Group total assets as at 30 September in each of the past three years, were as follows.

(in $millions unless otherwise indicated)	Governments and Official Institutions	Banks and Other Financial Institutions	Other (Primarily Commercial and Industrial)	Total	% of Total Assets
2009
United States	—	2,030	2,637	4,667	0.8%
Australia	1	1,613	4,866	6,480	1.1%
United Kingdom	—	4,092	590	4,682	0.8%
2008
United States	—	3,702	1,501	5,203	1.2%
Australia	1	3,795	3,871	7,667	1.7%
United Kingdom	2	7,144	395	7,541	1.7%
Netherlands	—	3,758	171	3,929	0.9%
2007
United States	—	2,104	1,332	3,436	0.9%
Australia	10	1,040	2,763	3,813	1.0%
United Kingdom	—	4,519	434	4,953	1.3%
Netherlands	—	5,873	76	5,949	1.6%

Impaired assets among the cross-border outstandings were $6 million as at 30 September 2009 (2008 $6 million, 2007 $28 million).

Liquidity risk

Liquidity risk is the potential inability to meet our payment obligations, as they become due, without incurring unacceptable losses, which could potentially arise as a result of mismatched cash flows generated by our business. This risk is managed through our BRMC-approved liquidity framework.

Responsibility for liquidity management is delegated to Group Treasury, under oversight of MARCO. Group Treasury manage liquidity on a daily basis and submit monthly reports to MARCO and quarterly reports to the BRMC. Monthly reports are provided to the APRA. Group Treasury is also responsible for monitoring our funding base and ensuring that it is prudently maintained and adequately diversified.

Our liquidity risk management framework models our ability to fund under both normal conditions and during a crisis situation (with models run globally and for specific geographical regions – Australia, New Zealand and offshore). This approach is designed so that our funding framework is sufficiently flexible to ensure liquidity under a wide range of market conditions. The global liquidity management framework is reviewed annually to ensure it is appropriate for our current and planned activities. The annual review encompasses the funding scenarios modelled, the modelling approach, wholesale funding capacity, limit determination and minimum holdings of liquid assets. The liquidity framework is reviewed by MARCO and the GRRC prior to approval by the BRMC.

Group Treasury also undertakes an annual funding review that outlines the current funding strategy for the coming year. This review encompasses trends in global debt markets, peer analysis, wholesale funding capacity, estimation of our upcoming funding requirements, and a funding risk analysis. The annual funding strategy is reviewed by MARCO and the GRRC, prior to approval by the BRMC.

We maintain a contingency funding plan that details the broad actions to be taken in response to severe disruptions in our ability to fund some or all of our activities in a timely manner and at a reasonable cost. This document is reviewed annually and defines a committee of senior executives to manage a crisis and allocates responsibility to individuals for key tasks. A media relations strategy, and detailed contact lists are also incorporated into this document.

Sources of liquidity

Sources of liquidity are regularly renewed to maintain a wide diversification by currency, geography, product and term. Sources include, but are not limited to:

•         deposits;

•         debt issues;

•         proceeds from sale of marketable securities;

•         repurchase agreements with central banks;

•         principal repayments on loans;

•         interest income;

•         fee income; and

•         interbank deposit agreement (IDA).

The Group does not rely on committed funding lines as a source of liquidity.

In management’s opinion, liquidity is sufficient to meet our present requirements.

Wholesale funding

The wholesale funding base is diversified with respect to term, investor base, currency and funding instrument. Facilitating this issuance is an extensive funding infrastructure, covering short and long term debt issuance programmes in a range of key jurisdictions including the US market, Euro market, UK market, Japanese market and the Australian and New Zealand domestic markets. As a result of the global financial crisis and the introduction of sovereign guarantees for bank issuance in offshore jurisdictions, such as Ireland and the UK, the Australian Government introduced the Commonwealth of Australia guarantee scheme for wholesale funding. This scheme is designed to support Australian financial institutions’ access to global funding markets.

We have continued to experience good funding access across our wholesale funding markets over the last year. While conditions over the year were challenging due to the global financial crisis, demand for our debt issuance in guaranteed and non-guaranteed form continued to be strong albeit at more expensive funding spreads.

At 30 September 2009, approximately 62% of the Group’s total net funding was provided by customer deposits and 38% was provided by wholesale sources.

To further strengthen the management of the Group’s funding base, a new measure, the Stable Funding Ratio (SFR), was adopted during the year which focuses on the composition of overall funding base. Stable funding consists of customer deposits and wholesale term funding with residual maturity greater than 12 months (including securitisation). At 30 September 2009, the stable funding ratio was 84% (2008 70%).

Westpac debt programs and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2009:

Program Limit	Issuer(s)	Program/Issuing Shelf Type
Australia
No limit	WBC	Debt Issuance Programme(1)
No limit	SGB	Issuance Program for Senior Notes, Subordinated Notes and Transferable Deposits(2)
Euro Market
USD 2.5 billion	WBC	Euro Transferable Certificate of Deposit Programme
USD 20 billion	WBC/WSNZL(3)	Euro Commercial Paper and Certificate of Deposit Programme
USD 30 billion	WBC	Programme for the Issuance of Debt Instruments(1)
USD 7.5 billion	WSNZL(3)	Programme for the Issuance of Debt Instruments(1)
EUR 15 billion	SGB	Euro Note Programme(2)
Japan
JPY 750 billion	WBC	Samurai shelf(1)
JPY 750 billion	WBC	Uridashi shelf(1)
United States
USD 35 billion	WBC	Section 4(2) US Commercial Paper Program
USD 7.5 billion	WSNZL(3)	Section 4(2) US Commercial Paper Program
USD 15 billion	WBC	US MTN Program(1)
USD 15 billion	WBC	Medium Term Deposit Notes
USD 6 billion	WBC	US Securities and Exchange Commission registered shelf(4)
New Zealand
No limit	WNZL	Medium Term Note(1) and Registered Certificate of Deposit Programme

(1)	Program currently set up for optional government guaranteed issuance.
(2)	While instruments remain outstanding under this program, St.George does not intend to issue any further securities under it.
(3)	Notes issued under this programme by Westpac Securities NZ Limited are guaranteed by Westpac New Zealand Limited, its parent company.
(4)	Replaced previous USD 2 billion registered shelf.

More detailed analysis of our borrowings and outstandings from existing debt programs and issuing shelves can be found in other notes to the financial statements including Note 17, Note 18, Note 22 and Note 23.

Credit ratings

As at 30 September 2009 the Group’s credit ratings were:

	2009			2008
	Short Term	Long Term	Outlook	Short Term	Long Term	Outlook
Standard & Poor’s	A-1+	AA	Stable	A-1+	AA	Stable
Moody’s Investors Services	P-1	Aa1	Rating watch negative	P-1	Aa1	Stable
Fitch Ratings	F1+	AA-	Stable	F1+	AA-	Rating watch positive

A credit rating is not a recommendation to buy, sell or hold our securities. Such ratings are subject to revision or withdrawal at any time by the assigning rating agency. Investors are cautioned to evaluate each rating independently of any other rating.

Liquid assets

Group Treasury holds a portfolio of high quality liquid assets ($74 billion including internal securitisation) as a buffer against unforeseen funding requirements. These assets are 100% eligible for repurchase agreements with a central bank and are held in cash, government, semi-government and highly rated investment grade paper. The level of liquid asset holdings is reviewed at least annually and more frequently if required and is consistent with both the requirements of the balance sheet and market conditions.

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

Traded market risk

Westpac’s exposure to market risk arises out of its Financial Markets and Group Treasury trading activities. These activities are controlled by a Board-approved market risk framework that incorporates a Board-approved Value at Risk (VaR) limit. VaR is the primary mechanism for measuring and controlling market risk and is supported with structural risk limits (including volume limits and basis point value limits), scenario analysis and stress testing.

VaR is the potential loss in earnings from adverse market movements calculated using a 99% confidence level, with a minimum of one year of historical rate data and a one-day time horizon. VaR takes account of all material market variables that may cause a change in the value of the trading portfolio. Daily backtesting of VaR results is performed to support model integrity. A review of both the potential profit and loss outcomes is also undertaken to monitor any skew created by the historical data.

Market risk limits are allocated to business management based upon business strategies and experience, while taking into consideration market liquidity and concentration risk. All trades are marked to market daily, using independently sourced or reviewed rates. Rates that have limited independent sources are reviewed at least on a monthly basis.

Financial Market’s trading book activity represents dealings that encompass book running and distribution activity. The types of market risk arising from trading activity include interest rate, foreign exchange, commodity, equity, credit spread and volatility risks.

Group Treasury’s trading activity represents dealings that include the management of interest rate, foreign exchange and credit spread risks associated with the wholesale funding task, liquid asset portfolios, foreign exchange repatriations and the traded risk portion of interest rate risk derived from the Westpac balance sheet.

A separate independent Market Risk Management (MRM) unit is responsible for the daily measurement and monitoring of market risk exposures. This unit performs daily stress and scenario tests on the trading portfolios to quantify the impact of extreme or unexpected movements in market factors beyond the 99% confidence interval.

The table below provides a summary of VaR, by risk type, for the six months ended 30 September 2009, 31 March 2009 and 30 September 2008:

	30 September 2009			31 March 2009			30 September 2008
	High	Low	Average	High	Low	Average	High	Low	Average
Six months ended	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	59.9	24.2	37.7	52.4	17.3	31.3	29.3	8.2	20.4
Foreign exchange risk	10.8	1.2	5.4	16.0	2.6	7.9	20.1	1.9	9.4
Equity risk	2.0	1.0	1.4	4.5	1.0	2.3	4.5	1.6	2.9
Commodity risk(1)	6.4	1.0	3.6	6.1	1.0	2.8	4.1	1.2	2.5
Other market risks(2)	26.0	17.7	21.4	48.2	17.3	28.2	30.2	7.8	17.8
Diversification effect	n/a	n/a	(29.7)	n/a	n/a	(31.3)	n/a	n/a	(26.9)
Net market risk	54.5	23.7	39.8	56.5	28.2	41.2	38.3	19.1	26.0

(1)                                  Includes Electricity risk.

(2)                                  Includes prepayment risk and credit spread risk (exposure to movements is generic credit rating bands).

VaR numbers include St.George trading positions from 18 November 2008 on an additive basis. The impact of this inclusion on the overall VaR is small, with St.George risk typically being less than 5% of the total.

The graph below compares the actual profit and loss from trading activities on a daily basis to VaR over the reporting period:

Each point on the graph represents one day’s profit and loss from trading activities. The result is placed on the graph relative to the associated VaR utilisation. The downward sloping line represents the point where a loss is equal to VaR utilisation. Therefore any point below the line represents a back-test exception (i.e. where the loss is greater than VaR).

Commodity, Carbon and Energy trading

Commodity, Carbon and Energy trading (CCE) activity is part of our Financial Markets business. All trades are marked-to-market daily, using independently sourced or reviewed rates. Rates are compared to Australian Financial Market Association (AFMA) published prices, brokers’ quotes, and futures prices as appropriate. Rates that have limited independent sources are reviewed on a regular basis by the Westpac Institutional Bank Revaluation Committee. These businesses are managed within market risk structural and VaR limits. Credit risk is controlled by pre-settlement risk limits by counterparty.

CCE trading activities include electricity, gas, oil, emission, agricultural products, base metals and precious metals. These activities involve dealings in swaps, options, swaptions, Asian options and futures. Energy trading also includes Settlement Residue Auctions (SRAs) and Renewable Energy Certificates (RECs). Trading on the European and US Markets is limited to the futures markets.

The total fair value of commodity and energy contracts outstanding as at 30 September 2009 were a net asset of $27 million; at 30 September 2008 the outstanding contracts were a net asset of $1 million.

Non-trading risk

Non-traded market risk (interest rate risk in the banking book)

Non traded market risk is the risk to interest income generated by a mismatch in the duration of the assets and liabilities that arises in the normal course of activities in the banking book.

Group Treasury is responsible for managing market risk arising from Westpac’s banking book activity.

The table below depicts the aggregate VaR for non-traded market rate risk for the six months ended 30 September 2009, 31 March 2009, and 30 September 2008:

Consolidated
	30 September 2009			31 March 2009			30 September 2008
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Half year ended	20.8	1.9	10.3	16.9	2.3	7.1	9.8	1.1	3.8

Other risks

Equity underwriting and warehousing risk

As a financial intermediary, we have the ability to underwrite the issue of equity instruments and to acquire assets in anticipation of refinancing through a combination of debt and external equity. Where we warehouse an asset, we remain the principal owner until such time as the required equity component is sold down. We have policies and processes in place to manage the risks associated with these activities, including potential conflicts of interest.

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

Under A-IFRS, an SPV is consolidated and reported as part of the Westpac Group if it is controlled by the parent entity in line with AASB 127 or deemed to be controlled in applying UIG Interpretation 112 Consolidation - Special Purpose Entities. The definition of control is based on the substance rather than the legal form. Refer to Note 1 to the financial statements for a description of how we apply the requirements to evaluate whether to consolidate SPVs and to Note 32 to the financial statements for further details of consolidated SPVs.

In the ordinary course of business, we have established or sponsored the establishment of SPVs in relation to securitisation, as detailed below. Capital is held, as appropriate, against all SPV-related transactions and exposures.

Asset securitisation

Through our loan securitisation programmes we package equitable interests in loans (principally housing mortgage loans) as securities which are sold to investors. We provide arm’s length interest rate swaps and liquidity facilities to the programmes in accordance with relevant prudential guidelines. We have no obligation to repurchase any securitisation securities, other than in certain circumstances (excluding loan impairment) where there is a breach of representation or warranty within 120 days of the initial sale (except in respect of our programme in New Zealand which imposes no such time limitation). We may remove interests in loans where they cease to conform with the terms and conditions of the securitisation programmes or through a programme’s clean-up features.

As at 30 September 2009, own assets securitised through a combination of internally, privately or publicly placed issues to Australian, New Zealand, European and United States investors was $14.3 billion (2008 $4.7 billion).

Under A-IFRS the majority of the SPVs involved in our loan securitisation programmes are consolidated by the Group.

Customer funding conduits

We arrange financing for certain customer transactions through a commercial paper conduit that provides customers with access to the commercial paper market. As at 30 September 2009, we administered one significant conduit (2008 one), that was created prior to 1 February 2003, with commercial paper outstanding of $2.4 billion (2008 $4.1 billion). We provide a letter of credit facility as credit support to the commercial paper issued by the conduit. This facility is a variable interest in the conduit that we administer and represents a maximum exposure to loss of $244 million as at 30 September 2009 (2008 $415 million). The conduit is consolidated by the Group.

Refer to Note 32 to the financial statements for further details.

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

Operational risk

Operational risk arises from inadequate or failed internal processes, people and systems or from external events. Operational risk has the potential to positively or negatively impact our customers, our financial performance and our reputation in the community.

Each business area is responsible for the identification, measurement, management, monitoring and reporting of operational risk using a defined operational risk framework. The framework also defines principles, processes, controls and roles and responsibilities for meeting our obligations under the law based on the letter and spirit of the regulatory standards governing Westpac as a financial services group.

The implementation of the Operational Risk Management Framework is based on a behaviour and performance culture of individual accountability and responsibility for operational risk management as part of day-to-day activities.

On a periodic basis, management in each of our business areas formally report on the effectiveness of their management of operational risk. The results are reported quarterly to Business Unit and Group Operational Risk and Compliance Committees and the BRMC, and annually by way of certification to APRA.

Some of the key management and control techniques include system access controls, segregation of duties, clear delegation of authority, sound project management, detective capabilities and business continuity planning. Where appropriate, this is supported by risk transfer mechanisms such as insurance. Our control environment is enhanced by a focus on staff competency and supervision.

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

At Westpac, we assess the impact of changes in the regulatory environment on a continuous basis. We implement compliance requirements in the way our staff conduct themselves and the way in which our systems and processes are designed and operate.

The key components of the compliance framework are:

•         the governance environment (including oversight, culture and accountabilities);

•         identification of risks and controls through monitoring and communicating regulatory and business developments;

•         documenting requirements in compliance plans, policies and procedures;

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

Within each major business area there is a dedicated operational risk and compliance function designed to guide compliance within that business. Group management oversight is provided by the Group Operational Risk and Compliance Committee, which establishes the compliance framework and policies, and oversees compliance effectiveness across the Group. Group Operational Risk and Compliance is responsible for the administration of that framework. Within Group Operational Risk and Compliance a regulatory affairs function exists which manages relationships with regulators as well as the framework for the businesses’ response to new regulatory developments. The Federal Government has embarked on a program of regulatory reform which will affect Westpac. This includes credit law reform, the introduction of an unfair contracts regime in relation to contracts with consumers, margin lending reform, superannuation changes, and the introduction of a new regulatory framework for personal property securities.

Reputation risk

Reputation risk is the risk to earnings or capital arising from negative public opinion resulting from the loss of reputation or public trust and standing. This risk encompasses social, ethical and environmental risks arising out of areas such as people management, climate change governance, and supply chain management.

Contagion risk

Contagion risk is the risk that problems arising in other Westpac Group members compromise the financial and operational position of the ADIs in the Westpac Group.

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

Disclosure controls and procedures

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934) as of 30 September 2009.

Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of 30 September 2009.

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

Changes in our internal control over financial reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the US Securities Exchange Act of 1934) for the year ended 30 September 2009 that has been identified that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

OTHER WESTPAC BUSINESS INFORMATION

Employees

The number of employees in each area of business as at 30 September(1):

	2009	2008	2007
WRBB	11,803	11,365	10,747
St.George Bank	5,236	—	—
BTFG	3,949	2,872	3,138
WIB	3,061	2,878	2,708
New Zealand Banking	4,540	4,674	4,538
Other	8,443	6,513	6,887
Total employees	37,032	28,302	28,018

(1)   The number of employees includes core and implied full time equivalent (FTE) staff (including FTE working on merger integration projects). Core FTE includes overtime and pro-rata part time staff. Implied FTE includes temporary and contract staff.

2009 v 2008

Total FTE increased by 8,730 compared to 30 September 2008. This was primarily as a result of the merger with St.George and associated merger integration projects.

Specifically, the movement comprised:

•      an additional 438 FTE in WRBB, associated with the investment in distribution including the increase in specialist relationship bankers and customer serving employees;

•      an additional 183 FTE in WIB. FTE increased by 215 as a result of the merger with St.George and 49 additional FTE related to integration projects, with the residual decrease of 81 FTE the result of merger efficiencies;

•      an additional 1,077 FTE in BTFG. FTE increased by 982 as a result of the merger with St.George and 193 additional FTE related to integration projects, with the residual decrease of 98 FTE driven by efficiency and merger initiatives;

•      an additional 5,236 FTE in St.George Bank following the merger with St.George;

•      an additional 1,930 FTE in Core Support. FTE increased by 1,777 as a result of the merger with St.George and 552 additional FTE related to integration projects. The residual decrease of 399 FTE was as a result of FTEs reductions through merger synergies, partially offset by an increase in Westpac Assist and collections FTE to accommodate higher activity in these areas; and

•      a reduction of 134 FTE in New Zealand as a result of lower business activity.

2008 v 2007

Group FTE increased by 284 compared to 30 September 2007. This was driven by an increase of 353 customer serving employees in WIB and WRBB, offset by reductions in BTFG and various support functions across the Group. Specific changes included:

•      an additional 618 FTE in WRBB with increases of 38 across the branch network and 132 from the RAMS franchise distribution business acquisition as well as an increase of 219 business customer serving employees, reflecting the increase in specialist relationship bankers;

•      an additional 170 FTE in WIB, primarily customer serving employees; and

•      an additional 136 FTE in New Zealand, including 57 customer serving employees in the consumer and business banking segments and call centres and non-customer serving employees associated with the increased focus on credit management and the planning and coordination of the new Auckland head office.

Partially offset by:

•      a reduction of 266 FTE in BTFG as the business responded to lower revenue growth due to the change in market conditions; and

•      a reduction of 374 FTE in Core Support, driven by productivity initiatives during the year.

Westpac operates under a number of enterprise agreements which were certified by the Australian Industrial Relations Commission (AIRC) in 2002. Whilst these agreements have passed their nominal expiry, they remain in force until they are replaced or terminated by Fair Work Australia (which replaced the AIRC). Improvement in employees’ terms and conditions has continued to occur through policy. The majority of employees employed by St.George continue to be covered by an enterprise agreement which has a nominal expiry dated of October 2010. In October 2009, Westpac commenced formal discussions with the Finance Sector Union over the terms of new enterprise agreements to cover employees within Westpac and these discussions are expected to continue for some months.

In New Zealand, there are Individual Employment Agreements (IEAs) with employees who are not union members and also a Collective Employment Agreement (CEA) with the Finance and Insurance Sector Union (Finsec). The current CEA was ratified with a vote of more than 90% in favour and came into effect on 1 August 2009 with expiry on 31 July 2010. The current CEA covers approximately 50% of our employees within the Retail and Customer & Technology Services business units.

There was no industrial action in our businesses in Australia and New Zealand in the financial year ended 30 September 2009. We continue to have a business-like and professional relationship with the Finance Sector Union in Australia and Finsec in New Zealand.

Property

We occupy premises primarily in Australia, New Zealand and the Pacific Islands including 1,491 branches, (2008 1,089) as at 30 September 2009. As at 30 September 2009, we owned approximately 4% of the premises we occupied in Australia, none in New Zealand and 28% in the Pacific Islands. The remainder of premises are held under commercial lease with the terms generally averaging five years. As at 30 September 2009, the carrying value of our directly owned premises and sites was approximately $307 million.

Westpac Place in Sydney CBD is the Group’s head office and has a 6,032 seat capacity. In 2006 we signed a 12 year lease, which commenced in November 2006 and contains three six-year options to extend. Westpac Place is one of a portfolio of properties owned by the Westpac

Office Trust. This trust and its securities are listed on the ASX and Westpac Funds Management Limited, a wholly owned subsidiary of Westpac, is the responsible entity of the trust.

In connection with the merger with St.George Bank Limited, we have retained a corporate presence in Kogarah, in the Sydney Metro area, which is a key corporate office of St.George. The St.George head office has a 2,300 seat capacity. A lease commitment at this site extends to 2021 with five five-year options to extend.

Westpac New Zealand Head Office

Construction of WNZL’s new Head Office premises is well underway. On 4 October 2006 we executed Agreements to Build and Lease with members of the Britomart Group of Companies in respect of approximately 21,000m(2) of office space across two buildings to be developed at the Eastern end of Britomart Precinct near Customs Street in Auckland, New Zealand. The project involves the fitout of the building and relocation of approximately 1,500 staff to the new site, which has been named ‘Westpac on Takutai Square’.

The first stage (8,300m2) was completed in late 2008, and by March 2009 650 personnel from five different locations around the greater Auckland area had been moved into the building.

The second stage (East 1) commenced in July 2008 and is scheduled for completion late 2010, with migration of staff commencing March 2011. Building fitout works for the second stage have been completely integrated into the base build as part of Westpac’s focus on cost effectiveness and environmental sustainability. Construction is on budget and forecast to meet or exceed timelines at overall completion.

Outsourcing contracts

Westpac’s significant long-term contracts are summarised in Note 35 to the financial statements.

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

Other than as disclosed in Note 41 and Note 42 to the financial statements, if applicable, loans made to parties related to Directors and other key management personnel of Westpac are made in the ordinary course of business on normal terms and conditions (including interest rates and collateral). Loans are made on the same terms and conditions (including interest rates and collateral) as apply to other employees and certain customers in accordance with established policy. These loans do not involve more than the normal risk of collectability or present any other unfavourable features.

Auditor’s remuneration

Auditor’s remuneration, including goods and services tax, to the external auditor for the years ended 30 September 2009 and 2008 is provided in Note 34 to the financial statements.

Audit related services

Westpac Group Secretariat continually monitors the application of the pre-approval process in respect of audit, audit-related and non-audit services provided by PricewaterhouseCoopers and promptly brings to the attention of the Board Audit Committee any exceptions that need to be approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Westpac Group Secretariat ensures the pre-approval guidelines are communicated to Westpac’s divisions through publication on the Westpac intranet.

During the year ended 30 September 2009, there were no fees paid by Westpac to PricewaterhouseCoopers (PwC) that required approval by the Board Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ADDITIONAL FINANCIAL INFORMATION

Selected consolidated financial and operating data

Under applicable US disclosure requirements, we are required to include in this Annual Report certain financial and operating data covering a period of five years. In our 2008 Annual Report we modified the presentation of loans and provisions for impairment charges by industry to align external reporting with the basis of presentation for internal reporting. We restated the presentation for the year ended 30 September 2007, but it was impractical to restate the disclosures for the financial years ended 30 September 2006 and 2005.

The operating data set forth below is derived from our audited financial statements (and accompanying notes) as of and for the financial years ended 30 September 2007, 2006 and 2005. In our 2008 Annual Report, loan products that have both a mortgage and deposit facility were presented on a gross basis in the balance sheet. This represented a change in presentation from that adopted in previous years and resulted in an increase in Australian real estate mortgage loans by $2.8 billion at 30 September 2007, $1.9 billion at 30 September 2006 and $4.6 billion at 30 September 2005. To review all five years of historical data on a consistent basis, refer to the 2007 Annual Report on our website at www.westpac.com.au or on the web site maintained by the SEC at www.sec.gov.

Loans

	Consolidated
	2007	2006	2005
	$m	$m	$m
Loans by type of customer
Australia
Government and other public authorities	415	278	190
Agriculture, forestry and fishing	3,775	2,954	2,394
Commercial and financial	80,009	65,244	49,828
Real estate – construction	2,458	2,734	2,159
Real estate – mortgage	113,396	98,352	86,751
Instalment loans and other personal lending	24,633	23,777	22,428
	224,686	193,339	163,750
Lease financing	4,345	4,216	4,201
Total loans - Australia	229,031	197,555	167,951
Overseas
Government and other public authorities	535	387	446
Agriculture, forestry and fishing	4,037	3,449	2,908
Commercial and financial	14,522	11,567	10,770
Real estate – construction	427	445	457
Real estate – mortgage	25,522	22,013	19,967
Instalment loans and other personal lending	2,645	2,145	2,053
	47,688	40,006	36,601
Lease financing	27	19	14
Total overseas	47,715	40,025	36,615
Total loans	276,746	237,580	204,566
Provisions on loans	(1,369)	(1,200)	(1,729)
Total net loans	275,377	236,380	202,837

Provisions for impairment charges

	Consolidated
	2007		2006		2005
	$m	%	$m	%	$m	%
Individually assessed provision by type of customer
Australia
Agriculture, forestry and fishing	3	0.2	5	0.4	2	0.1
Commercial and financial	82	5.3	109	8.0	134	7.7
Real estate – construction	1	0.1	1	0.1	1	0.1
Real estate – mortgage	3	0.2	6	0.4	5	0.3
Instalment loans and personal lending	1	0.1	2	0.1	16	0.9
Total Australia	90	5.9	123	9.0	158	9.1
New Zealand
Agriculture, forestry and fishing	1	0.1	—	—	1	0.1
Commercial and financial	12	0.8	9	0.7	8	0.5
Real estate – mortgage	3	0.2	2	0.1	5	0.3
Instalment loans and other personal lending	6	0.4	3	0.2	4	0.2
Total New Zealand	22	1.5	14	1.0	18	1.1
Other overseas
Agriculture, forestry and fishing	—	—	—	—	—	—
Commercial and financial	36	2.3	21	1.5	22	1.2
Instalment loans and personal lending	—	—	6	0.4	1	0.1
Total other overseas	36	2.3	27	1.9	23	1.3
Total overseas	58	3.8	41	2.9	41	2.4
Total individually assessed provisions	148	9.7	164	11.9	199	11.5
Total collectively assessed provisions	1,410	90.3	1,194	88.1	1,530	88.5
Total provisions for impairment charges and credit commitments	1,558	100.0	1,358	100.0	1,729	100.0

	Consolidated
	2007	2006	2005
	$m	$m	$m
Balance of provisions for impairment charges
(Individually and collectively assessed) as at beginning of the year	1,358	1,184	1,724
Write-offs	(371)	(295)	(417)
Recoveries	22	25	86
Charge to income statement	482	375	382
Discount unwind	115	94	—
Exchange rate and other adjustments	(48)	(25)	(46)
Balance of provisions for impairment charges as at end of the year	1,558	1,358	1,729
Write-offs and recoveries
Write-offs
Australia
Agriculture, forestry and fishing	(5)	(7)	(4)
Commercial and financial(1)	(84)	(82)	(113)
Real estate – construction	(2)	(1)	(4)
Real estate – mortgage	(12)	(6)	(3)
Instalment loans and other personal lending	(252)	(192)	(251)
Total Australia	(355)	(288)	(375)
New Zealand
Commercial and financial(1)	(3)	(4)	—
Real estate – construction	—	—	(2)
Instalment loans and other personal lending	(3)	(2)	(30)
Total New Zealand	(6)	(6)	(32)
Total other overseas	(10)	(1)	(10)
Total write-offs	(371)	(295)	(417)
Recoveries
Australia
Commercial and financial(1)	6	10	11
Instalment loans and other personal lending	16	11	59
Australia	22	21	70
New Zealand	—	3	14
Other overseas	—	1	2
Total recoveries	22	25	86
Net write-offs and recoveries	(349)	(270)	(331)

(1)   Lease finance write-offs and recoveries, which are not significant, were included in the ‘Commercial and financial’ category.

Section 3

Financial report for the year ended 30 September 2009

Contents

Financial statements
Income statements
Balance sheets
Statements of recognised income and expense
Cash flow statements
Notes to the financial statements
Note 1	Summary of significant accounting policies
Note 2	Net interest income
Note 3	Non-interest income
Note 4	Operating expenses
Note 5	Income tax
Note 6	Dividends
Note 7	Earnings per share
Note 8	Due from other financial institutions
Note 9	Trading securities and other financial assets designated at fair value
Note 10	Available-for-sale securities
Note 11	Loans
Note 12	Provisions for impairment charges
Note 13	Goodwill and other intangible assets
Note 14	Property, plant and equipment
Note 15	Deferred tax assets and deferred tax liabilities
Note 16	Other assets
Note 17	Due to other financial institutions
Note 18	Deposits
Note 19	Trading liabilities and other financial liabilities designated at fair value
Note 20	Provisions
Note 21	Other liabilities
Note 22	Debt issues
Note 23	Loan capital
Note 24	Shareholder equity and minority interests
Note 25	Detail of changes in shareholders’ equity
Note 26	Share-based payments
Note 27	Average balances and related interest
Note 28	Financial risk
Note 28.1 Approach to risk management
Note 28.2 Credit risk management
Note 28.3 Funding and liquidity risk management
Note 28.4 Market risk
Note 29	Fair values of financial assets and liabilities
Note 30	Derivative financial instruments
Note 31	Capital adequacy
Note 32	Securitisation
Note 33	Group segment information
Note 34	Auditor’s remuneration
Note 35	Expenditure commitments
Note 36	Superannuation commitments
Note 37	Contingent liabilities, contingent assets and credit commitments
Note 38	Fund management activities
Note 39	Group entities
Note 40	Other group investments
Note 41	Related party disclosures
Note 42	Director and other key management personnel disclosures
Note 43	Notes to the cash flow statements
Note 44	Merger with St.George Bank Limited
Note 45	Subsequent events
Statutory statements
Directors’ declaration
Management’s report on internal control over financial reporting
Independent Auditor’s report
Report of independent registered public accounting firm

FINANCIAL STATEMENTS

Income statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
		2009	2008	2007	2009	2008
	Note	$m	$m	$m	$m	$m
Interest income	2	30,446	29,081	22,075	22,009	25,743
Interest expense	2	(18,800)	(21,859)	(15,762)	(14,460)	(19,679)
Net interest income		11,646	7,222	6,313	7,549	6,064
Non-interest income	3	4,859	4,383	4,006	2,734	3,837
Net operating income before operating expenses and impairment charges		16,505	11,605	10,319	10,283	9,901
Operating expenses	4	(7,171)	(5,455)	(4,689)	(4,524)	(4,324)
Impairment charges	12	(3,238)	(931)	(482)	(2,018)	(775)
Profit before income tax		6,096	5,219	5,148	3,741	4,802
Income tax expense	5	(2,579)	(1,287)	(1,630)	(1,704)	(1,158)
Net profit for the year		3,517	3,932	3,518	2,037	3,644
Profit attributable to minority interests		(71)	(73)	(67)	—	—
Net profit attributable to equity holders of Westpac Banking Corporation		3,446	3,859	3,451	2,037	3,644
Earnings (in cents) per share
Basic	7	125.3	206.0	186.9
Diluted	7	123.2	200.1	185.3

The above income statements should be read in conjunction with the accompanying notes.

Balance sheets as at 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
		2009	2008	2009	2008
	Note	$m	$m	$m	$m
Assets
Cash and balances with central banks	43	3,272	4,809	2,578	4,502
Due from other financial institutions	8	18,309	21,345	12,366	16,319
Derivative financial instruments	30	33,187	34,810	30,852	34,654
Trading securities	9	34,779	39,534	29,906	36,338
Other financial assets designated at fair value	9	3,063	2,547	1,411	1,480
Available-for-sale securities	10	1,630	1,613	462	540
Loans for consumer purposes	11	300,249	187,245	181,091	159,080
Loans for business purposes	11	163,210	126,300	112,600	113,717
Life insurance assets		12,384	12,547	—	—
Regulatory deposits with central banks overseas		766	927	737	885
Due from subsidiaries		—	—	83,228	22,789
Current tax assets		—	77	—	161
Deferred tax assets	15	1,985	756	1,700	432
Investments in subsidiaries		—	—	18,751	4,258
Goodwill and other intangible assets	13	11,541	2,989	1,213	1,117
Property, plant and equipment	14	888	505	464	396
Other assets	16	4,324	3,672	2,413	2,916
Total assets		589,587	439,676	479,772	399,584
Liabilities
Due to other financial institutions	17	9,235	15,861	8,368	14,880
Deposits at fair value	18	58,491	60,011	55,632	56,523
Deposits at amortised cost	18	270,965	173,719	180,581	149,069
Derivative financial instruments	30	36,478	24,970	33,354	24,980
Trading liabilities and other financial liabilities designated at fair value	19	10,848	16,689	9,082	16,628
Debt issues	22	131,353	96,398	96,770	77,747
Acceptances		1,671	3,971	1,392	3,971
Current tax liabilities		1,932	—	1,878	—
Deferred tax liabilities	15	35	—	26	—
Life insurance liabilities		11,737	11,953	—	—
Due to subsidiaries		—	—	45,224	24,255
Provisions	20	1,628	1,106	1,120	956
Other liabilities	21	7,505	6,809	5,091	5,066
Total liabilities excluding loan capital		541,878	411,487	438,518	374,075
Loan capital
Subordinated bonds, notes and debentures	23	8,127	6,545	6,468	7,211
Subordinated perpetual notes	23	443	486	443	486
Trust Preferred Securities	23	647	666	—	—
Stapled Preferred Securities	23	1,921	1,021	1,921	1,021
Total loan capital		11,138	8,718	8,832	8,718
Total liabilities		553,016	420,205	447,350	382,793
Net assets		36,571	19,471	32,422	16,791
Shareholders’ equity
Share capital:
Ordinary share capital	24	23,684	6,744	23,684	6,744
Treasury shares and RSP treasury shares	24	(188)	(151)	(117)	(99)
Reserves	25	(56)	256	(110)	194
Retained profits	25	11,197	10,698	7,073	8,060
Convertible debentures	24	—	—	1,892	1,892
Total equity attributable to equity holders of Westpac Banking Corporation		34,637	17,547	32,422	16,791
Minority interests	24	1,934	1,924	—	—
Total shareholders’ equity and minority interest		36,571	19,471	32,422	16,791
Contingent liabilities, contingent assets and credit commitments	37

The above balance sheets should be read in conjunction with the accompanying notes.

Statements of recognised income and expense for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
		2009	2008	2007	2009	2008
	Note	$m	$m	$m	$m	$m
Gains/(losses) on available-for-sale securities:
Recognised in equity	25	33	33	(6)	(5)	29
Transferred to income statements	25	18	3	(20)	13	(1)
Gains/(losses) on cash flow hedging instruments:		—			—
Recognised in equity	25	(435)	(220)	124	(348)	(44)
Transferred to income statements	25	(11)	(5)	12	(4)	2
Defined benefit obligation actuarial gains/(losses) recognised in equity	25	59	(539)	69	49	(509)
Exchange differences on translation of foreign operations	25	(121)	86	(179)	(152)	68
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	25	(15)	(21)	9	(4)	(21)
Cash flow hedging reserve	25	136	67	(37)	105	12
Defined benefit obligation	25	(18)	161	(20)	(15)	153
Foreign currency translation reserve	25	7	17	48	30	(17)
Net income recognised directly in equity		(347)	(418)	—	(331)	(328)
Net profit for the year		3,517	3,932	3,518	2,037	3,644
Total net income recognised for the year		3,170	3,514	3,518	1,706	3,316
Attributable to:
Members of the parent		3,099	3,441	3,451	1,706	3,316
Minority interests		71	73	67	—	—
Total net income recognised for the year		3,170	3,514	3,518	1,706	3,316

The above statements of recognised income and expense should be read in conjunction with the accompanying notes.

Cash flow statements for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
	2009	2008	2007	2009	2008
	$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received	30,762	28,765	21,862	22,259	25,496
Interest paid	(19,149)	(21,389)	(15,493)	(14,827)	(19,153)
Dividends received excluding life business	21	15	14	46	613
Other non-interest income received	3,575	3,139	2,885	1,929	2,474
Operating expenses paid	(5,250)	(4,244)	(3,674)	(3,641)	(3,362)
Net decrease/(increase) in trading and fair value assets	9,852	(17,997)	(5,735)	6,511	(17,825)
Net (decrease)/increase in trading and fair value liabilities	(13,104)	8,470	5,562	(8,266)	8,394
Net decrease/(increase) in derivative financial instruments	15,000	(6,214)	(5,591)	10,162	(5,377)
Income tax paid excluding life business	(1,346)	(1,574)	(1,485)	(840)	(1,495)
Life business:
Receipts from policyholders and customers	2,679	2,646	3,236	—	—
Interest and other items of similar nature	29	36	39	—	—
Dividends received	489	848	1,104	—	—
Payments to policyholders and suppliers	(2,732)	(3,148)	(3,914)	—	—
Income tax paid	(65)	(80)	(85)	—	—
Net cash provided by/(used in) operating activities	20,761	(10,727)	(1,275)	13,333	(10,235)
Cash flows from investing activities
Proceeds from sale of available-for-sale securities	5,417	4,514	2,431	679	811
Purchase of available-for-sale securities	(3,271)	(4,875)	(4,009)	(647)	(685)
Net (increase)/decrease in:
Due from other financial institutions	5,152	7,376	(16,603)	2,601	5,773
Loans	(35,345)	(39,198)	(41,284)	(23,852)	(35,211)
Life insurance assets	(33)	467	(261)	—	—
Regulatory deposits with central banks overseas	30	(81)	(358)	22	(69)
Other assets	(3,747)	3,308	(528)	(2,425)	2,727
Due from controlled entities	—	—	—	(48,308)	(21,566)
Investments in controlled entities	—	—	—	(14,493)	(186)
Purchase of intangible assets	(295)	(313)	(251)	(224)	(233)
Purchase of property, plant and equipment	(285)	(195)	(147)	(186)	(163)
Proceeds from disposal of property, plant and equipment	19	64	6	9	32
Controlled entities and businesses disposed, net of cash held and transaction costs	—	70	—	—	—
Partial disposal of controlled entities	—	229	—	—	—
Controlled entities and businesses acquired, net of cash held	—	(137)	—	—	—
Merger with St.George, net of transaction costs	374	—	—	—	—
Net cash used in investing activities	(31,984)	(28,771)	(61,004)	(86,824)	(48,770)
Cash flows from financing activities
Issue of loan capital (net of issue costs)	897	476	2,223	897	475
Redemption of loan capital	(1,869)	—	—	(850)	—
Proceeds from share placement and share purchase plan	2,890	—	—	2,890	—
Purchase from exercise of employee options	10	29	37	10	29
Purchase of shares on exercise of employee options and rights	(10)	(132)	(73)	(10)	(132)
Net increase/(decrease) in:
Due to other financial institutions	(12,562)	5,762	(2,493)	(7,147)	6,160
Deposits	20,427	30,344	35,278	32,438	28,013
Debt issues	3,327	6,817	28,943	23,457	11,876
Other liabilities	(1,468)	710	(673)	77	635
Due to controlled entities	—	—	—	20,969	15,802
Purchase of treasury shares	(41)	(57)	(91)	(18)	(57)
Sale of treasury shares	7	20	28	—	—
Payment of dividends - Westpac shareholders	(1,973)	(1,872)	(1,630)	(2,043)	(1,945)
DRP underwritten	887	—	—	887	—
Payment of dividends - former St.George shareholders	(708)	—	—	—	—
Payment of dividends to minority interests	(71)	(73)	(67)	—	—
Net cash (used in)/provided by financing activities	9,743	42,024	61,482	71,557	60,856
Net (decrease)/increase in cash and cash equivalents	(1,480)	2,526	(797)	(1,934)	1,851
Effect of exchange rate changes on cash and cash equivalents	(57)	40	(92)	10	22
Cash and cash equivalents as at the beginning of the period	4,809	2,243	3,132	4,502	2,629
Cash and cash equivalents as at the end of the period	3,272	4,809	2,243	2,578	4,502

The above cash flow statements should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Summary of significant accounting policies

a.                     Basis of accounting

(i)                  General

This general purpose financial report has been prepared in accordance with the requirements for an authorised deposit-taking institution under the Banking Act 1959 (as amended), A-IFRS, other authoritative pronouncements of the Australian Accounting Standards Board (AASB), Urgent Issues Group Interpretations and the Corporations Act 2001.

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

This financial report also complies with International Financial Reporting Standards (IFRS) as issued by the IASB.

Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

This financial report also includes additional disclosures required by the United States Securities and Exchange Commission in respect of foreign registrants. References to standards and interpretations under A-IFRS in this financial report have similar references in the standards and interpretations of IFRS as issued by the IASB.

This financial report of Westpac Banking Corporation (the Parent Entity), together with its controlled entities (the Group or Westpac), for the year ended 30 September 2009 was authorised for issue by the Board of Directors on 4 November 2009.

(ii)              Adoption of new and revised accounting policies

Interpretation 13 Customer Loyalty Programmes was adopted in the year ended 30 September 2009. Interpretation 13 addresses how companies that grant their customers loyalty award credits when buying goods and services should account for the obligation. The change in accounting policy has been applied retrospectively in accordance with the transitional provisions of the interpretation.

In the year ended 30 September 2009, the Group changed its accounting policy for actuarial gains and losses on its employee defined benefit superannuation plans. The revised policy brings to account all actuarial gains/losses outside of the profit and loss directly in the statement of recognised income and expense. The Group has adopted this change in accounting policy so that the full surplus or deficit as calculated in accordance with AASB 119, is recognised on the balance sheet. Previously the Group applied the corridor approach.

The new policies have been applied retrospectively for the Group and the Parent Entity. The comparative information in relation to the 2008 and 2007 financial years has been restated for the Group and the comparative information in relation to the 2008 financial year has been restated for the Parent. The opening balance sheet was restated from 1 October 2006 for the Group and 1 October 2007 for the Parent.

Comparative information in relation to the 2008 financial year has also been restated accordingly for the Parent Entity and the below adjustments were made as at 30 September 2008 and 1 October 2007.

	Consolidated						Parent Entity
	2008 Previously Reported	Profit Increase/ (Decrease)	2008 Restated	2007 Previously Reported	Profit Increase/ (Decrease)	2007 Restated	2008 Previously Reported	Profit Increase/ (Decrease)	2008 Restated
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Income statement (extract)
Net-interest income	7,222	—	7,222	6,313	—	6,313	6,064	—	6,064
Non-interest income	4,198	185	4,383	3,860	146	4,006	3,652	185	3,837
Total operating expenses and impairment charges	(6,201)	(185)	(6,386)	(5,025)	(146)	(5,171)	(4,914)	(185)	(5,099)
Profit before income tax	5,219	—	5,219	5,148	—	5,148	4,802	—	4,802
Income tax expenses	(1,287)	—	(1,287)	(1,630)	—	(1,630)	(1,158)	—	(1,158)
Profit	3,932	—	3,932	3,518	—	3,518	3,644	—	3,644
Profit is attributable to:
Equity holders of Westpac Banking Corporation	3,859	—	3,859	3,451	—	3,451	3,644	—	3,644
Minority interests	73	—	73	67	—	67	—	—	—
	3,932	—	3,932	3,518	—	3,518	3,644	—	3,644

Notes to the financial statements

Note 1. Summary of significant accounting policies (continued)

	Consolidated
	2008 Previously Reported	Increase/ (Decrease)	2008 Restated	2007 Previously Reported	Increase/ (Decrease)	2007 Restated	2006 Previously Reported	Increase/ (Decrease)	2006 Restated
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Balance sheet (extract)
Deferred tax asset	628	128	756	516	(33)	483	653	(13)	640
Other liabilities	6,380	429	6,809	4,785	(110)	4,675	4,771	(41)	4,730
Net assets	19,772	(301)	19,471	17,831	77	17,908	16,098	28	16,126
Retained earnings	10,999	(301)	10,698	9,716	77	9,793	8,532	28	8,560
Minority interest	1,924	—	1,924	1,912	—	1,912	1,912	—	1,912
Total equity	19,772	(301)	19,471	17,831	77	17,908	16,098	28	16,126

				Parent Entity
				2008 Previously Reported	Increase/ (Decrease)	2008 Restated	2007 Previously Reported	Increase/ (Decrease)	2007 Restated
				$m	$m	$m	$m	$m	$m

Balance sheet (extract)
Deferred tax asset				309	123	432	568	(30)	538
Other liabilities				4,656	410	5,066	3,149	(99)	3,050
Net assets				17,078	(287)	16,791	15,421	69	15,490
Retained earnings				8,347	(287)	8,060	7,361	69	7,430
Total equity				17,078	(287)	16,791	15,421	69	15,490

The impact of the adoption of Interpretation 13 on the Group’s and Parent’s income statement was to increase non-interest income and decrease other expenses by $185 million in 2008 (2007 $146 million). The impact on the Group’s balance sheet was an increase in other liabilities of $48 million (2007 $48 million, 2006 $48 million) and an increase in deferred tax asset of $14 million (2007 $14 million, 2006 $14 million). The impact on the Parent’s balance sheet was an increase in other liabilities of $48 million (2007 $48 million) and an increase in deferred tax asset of $14 million (2007 $14 million).

The impact of the change in accounting policy for actuarial gains and losses had no impact on the Group’s or Parent’s income statement. The impact on the Group’s balance sheet was an increase in other liabilities of $381 million (2007 $158 million decrease, 2006 $89 million decrease) and an increase in deferred tax asset of $114 million (2007 $47 million decrease, 2006 $27 million decrease). The impact on the Parent’s balance sheet was an increase in other liabilities of $362 million (2007 $147 million decrease) and an increase in deferred tax asset of $109 million (2007 $44 million decrease).

An amendment to AASB 139 and consequential amendments to AASB Interpretation 9 and AASB 7 were made which permit reclassification of certain financial instruments in certain limited circumstances and require additional disclosures regarding such reclassifications respectively. Westpac has not made use of these amendments.

AASB Interpretation 16 provides guidance on accounting for the hedge of a net investment in a foreign operation in an entity’s consolidated financial statements. It clarifies that the presentation currency does not create an exposure to which an entity may apply hedge accounting; that the hedging instrument(s) may be held by any entity or entities within the group; and that while the AASB must be applied to determine the amount that needs to be reclassified to profit or loss from the foreign currency translation reserve in respect of the hedging instrument, AASB 121 must be applied in respect of the hedged item. It is applicable to annual reporting periods beginning on or after 1 October 2008. This has not had an impact on the financial report.

Other standards, interpretations and amendments that have been applied by the Group during the financial year commencing 1 October 2008 but which have not had a material impact on the financial results or position of the Group are:

•	AASB Interpretation 4 Determining Whether an Arrangement contains a Lease, which is applicable to annual reporting periods beginning on or after 1 January 2008; and
•	AASB Interpretation 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction is applicable to annual reporting periods beginning on or after 1 January 2008.

Note 1. Summary of significant accounting policies (continued)

(iii)          Historical cost convention

The financial report has been prepared under the historical cost convention, as modified by applying fair value accounting to available-for-sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

(iv)            Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries (including special purpose entities) controlled by the Parent Entity and the results of all subsidiaries. The effects of all transactions between entities in the Group are eliminated. Control exists when the parent entity has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The definition of control is based on the substance rather than the legal form. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account.

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

The interest of minority shareholders is stated at the minority’s proportion of the net profit and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly, by Westpac. Any losses applicable to the minority interest in excess of the minority interest are allocated against the interests of Westpac.

(v)                Foreign currency translation

a.              Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The financial statements are presented in Australian dollars. All amounts are expressed in Australian dollars except where otherwise indicated.

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

(v)                Net trading income

Realised gains and losses, and unrealised gains and losses arising from changes in the fair value of the trading assets and liabilities are recognised as trading income or expense in the income statement in the period in which they arise except for recognition of day one profits and losses which are deferred where certain inputs are unobservable. Dividend income on the trading portfolio is also recorded as part of non-interest income. Interest income and expense on the trading portfolio is recognised as part of net-interest income.

(vi)            Other dividend income

Dividends on quoted shares are recognised on the ex-dividend date. Dividends on unquoted shares are recognised when the company’s right to receive payment is established.

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

(iv)            Commissions and other fees

External commissions and other costs paid to acquire loans are capitalised and amortised using the effective interest method (refer to Note 1(b)(i)). All other fees and commissions are recognised in the income statement over the period which the related service is received.

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

Note 1. Summary of significant accounting policies (continued)

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

Restricted share plan

The fair value of shares allocated to employees for no consideration under the restricted share plan (RSP) is recognised as an expense over the vesting period. The fair value of ordinary shares issued to satisfy the obligation to employees is measured at grant date and is recognised as a separate component of equity.

Westpac has formed a trust to hold any shares forfeited by employees until they are reallocated in subsequent grants to employees in the Group’s restricted share plan. Shares allocated to employees under the RSP, which have not yet vested, are treated as treasury shares and deducted from shareholders’ equity.

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

Deferred tax is accounted for using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding amounts used for taxation purposes. Deferred tax assets and liabilities are not recognised if the temporary difference arises from goodwill or other intangible assets with indefinite expected life, the initial recognition of assets and liabilities that affect neither accounting nor taxable profit (other than in a business combination), or differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that have been enacted or substantively enacted for each jurisdiction at the balance date that are expected to apply when the liability is settled or the asset is realised.

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

For members of Westpac’s Australian tax consolidated group tax expense/income, deferred tax liabilities and assets arising from temporary differences are recognised in the separate financial statements of the members of the tax-consolidated group using a ‘group allocation basis’ that removes the tax impact of certain transactions between members of the tax-consolidated group. Deferred tax liabilities and assets are recognised by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and relevant tax credits of the members of the tax-consolidated group are recognised by Westpac Parent Entity (as head entity in the tax-consolidated group).

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

Assets acquired and liabilities assumed in a business combination are measured initially at the acquisition date at the carrying value from the Group’s perspective. The excess of the cost of acquisition over the initial carrying values of the Entity’s share of the net assets acquired is recorded as part of a common control reserve.

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

This category has two sub-categories: firstly financial assets held for trading and secondly those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling it in the near term, if it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit taking, if it is a derivative that is not a designated hedging instrument, or if so designated on acquisition by management, in accordance with conditions set out in Note 1 f(i)(e).

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

Other investments, which comprise of unlisted securities that do not have a quoted price in an active market and where fair value cannot be estimated within a reasonable range of probable outcomes, are carried at cost.

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

Note 1. Summary of significant accounting policies (continued)

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

c.              Derivative financial instruments

Derivative financial instruments including forwards, futures, swaps and options are recognised in the balance sheet at fair value. Fair values are obtained from quoted market prices, independent dealer price quotations, discounted cash flow models and option pricing models, which incorporate current market and contractual prices for the underlying instrument, time to expiry, yield curves and volatility of the underlying. Also included in the determination of the fair value of derivatives is a credit counterparty valuation adjustment. Where the derivative has a positive fair value, this credit adjustment is to reflect the credit worthiness of the counterparty. Where the derivative has a negative fair value, this credit adjustment reflects the Group’s own credit risk. These credit adjustments are taken into account after considering any relevant collateral or master netting agreements. All derivatives are carried as assets where fair value is positive and as liabilities when fair value is negative.

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

g.             Loans

Loans includes advances, overdrafts, home loans, credit card and other personal lending, term loans, leasing receivables, bill financing, redeemable preference share financing and acceptances. The accounting policy for loans and receivables is set out above.

Security is obtained if, based on an evaluation of the customer’s credit counterparty worthiness, it is considered necessary for the customer’s overall borrowing facility. Security would normally consist of assets such as cash deposits, receivables, inventory, plant and equipment, real estate or investments.

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

i.                 Life insurance assets

Assets held by the life insurance companies, including investments in funds managed by the Group, are designated at fair value through profit or loss as required by AASB 1038. Changes in fair value are included in the income statement. Most assets are held in the life insurance statutory funds and can only be used within the restrictions imposed under the Life Insurance Act 1995. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund or as distribution when solvency and capital adequacy requirements are met. Therefore they are not as liquid as other financial assets.

j.                 Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

•	the rights to receive cash flows from the asset have expired; or

•

the entity has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flow in full without material delay to a third party under a ‘pass-through’ arrangement and cannot sell or repledge the asset other than to the transferee; and

•

either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A situation may arise where the Group transfers its rights to receive cashflows from an asset or has entered into a pass-through arrangement. In some cases the Group would neither have transferred nor retained substantially all the risks and rewards of the asset nor transferred control of these assets. Should this occur to the extent that the Group has continuing involvement in the asset, the asset continues to be recognised on the balance sheet.

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

Note 1. Summary of significant accounting policies (continued)

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

Assets carried at fair value

The Group assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment charge on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment charge was recognised in the income statement, the impairment charge is reversed through the income statement. Subsequent reversal of impairment charges on equity instruments are not recognised in the income statement.

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

Goodwill was tested for impairment at 30 September 2009.

•         Brands

Brand intangible assets are recognised on the acquisition of businesses. Brand intangible assets represent the value attributed to the brand names associated with businesses acquired. The useful life of the brands recognised is estimated to be indefinite as there is no foreseeable limit to the period over which the brand name is expected to generate net cash flows. Brands are not amortised but tested for impairment annually or more frequently when indicators of impairment are identified.

•         Core deposit intangibles

Core deposit intangibles were recognised following the merger with St.George and represent the value, or avoided cost, of having a deposit base from consumer and business transaction accounts, savings accounts, term deposits and other money market and cash management accounts providing a cheaper source of funding than alternative sources of funding such as in the wholesale and securitisation markets.

Core deposit intangibles are amortised using the straight-line method over a period of nine years and are stated at cost less accumulated amortisation and impairment. Core deposit intangibles are assessed for any indication of impairment at each reporting date.

Other Intangibles

Other intangibles are stated at cost less accumulated amortisation where relevant and impairment. Other intangibles consist of distribution relationships, customer relationships, computer software, value of in-force business and service contracts. For significant other intangibles, the accounting policies are as follows:

•         Financial Planner distribution relationships

The distribution relationship intangibles were recognised following the merger with St.George and represent the value attributable to financial planner relationships. These assets are amortised using the straight-line method to allocate the cost of the asset over the estimated useful lives of eight years.

•         Credit card customer relationships

The credit card customer relationship intangibles were recognised following the merger with St.George and represent the value attributable to the future fee and interest revenue from credit card relationships. These assets are amortised using the straight-line method to allocate the cost of the asset over the estimated useful lives of five years.

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

(iii)          Investments in controlled entities

Investments in controlled entities are initially recorded by Westpac at cost. Investments in controlled entities are subsequently held at lower of cost and recoverable amount.

Note 1. Summary of significant accounting policies (continued)

(iv)            Impairment of non-financial assets

The carrying amount of the Group’s non-financial assets, other than deferred tax assets and assets arising from employee benefits, are reviewed at each balance date to determine whether there is any indication of impairment. If such an indication exists, the asset’s recoverable amount is estimated. An impairment charge is recognised whenever the carrying amount of an asset or the cash-generating unit to which it is allocated exceeds its recoverable amount. With the exception of goodwill for which impairment charges are not reversed, where an impairment charge subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognised for the asset (or cash-generating unit) in prior years. Impairment charges and reversals of impairment charges are recognised in the income statement.

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

b.             Deposits at fair value

Deposits at fair value include certificates of deposit and interest bearing deposits. They are classified at fair value through profit or loss as they are managed as part of a trading portfolio.

c.              Deposits at amortised cost

Deposits at amortised cost include non-interest bearing deposits repayable at call, certificates of deposit and interest bearing deposits. They are measured at amortised cost.

d.             Derivative financial instruments

Derivative financial instruments including forwards, futures, swaps and options are recognised in the balance sheet at fair value. Fair values are obtained from quoted market prices, independent dealer price quotations, discounted cash flow models and option pricing models, which incorporate current market and contractual prices for the underlying instrument, time to expiry, yield curves and volatility of the underlying. Also included in the determination of the fair value of derivatives is a credit valuation adjustment. Where the derivative has a positive fair value, this credit adjustment is to reflect the credit worthiness of the counterparty. Where the derivative has a negative fair value, this credit adjustment reflects the Group’s own credit risk. These credit adjustments are taken into account after considering any relevant collateral or master netting agreements. All derivatives are carried as assets where fair value is positive and as liabilities when fair value is negative.

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

Notes to the financial statements

Note 1. Summary of significant accounting policies (continued)

h.             Loan capital

Loan capital includes TPS 2004 and Westpac SPS and SPS II that qualify as Tier 1 capital and subordinated bonds, notes and debentures that qualify as Tier 2 capital as defined by APRA for capital adequacy purposes. Loan capital is measured at amortised cost using the effective interest method.

i.                 Financial guarantees

Financial guarantee contracts are recognised as financial liabilities at the time the guarantee is issued. The liability is initially measured at fair value and subsequently at the higher of the amount determined in accordance with AASB 137 and the amount initially recognised less cumulative amortisation, where appropriate.

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

Life insurance contract liabilities

The value of life insurance contract liabilities is calculated by using the margin on services methodology. The methodology takes into account the risks and uncertainties of the particular classes of the life insurance business written. Deferred policy acquisition costs are included in the measurement basis of life insurance contract liabilities and are therefore equally sensitive to the factors that are considered in the liabilities measurement. This methodology is in accordance with Actuarial Standard 1.04 ‘Valuation of Policy liabilities’ issued by the Life Insurance Actuarial Standard Board (LIASB) under the Life Insurance Act 1995.

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

If the hedge no longer meets the criteria for hedge accounting, any previous adjustment to the carrying amount of a hedged item recognised at amortised cost, is amortised to the income statement over the period to maturity.

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

Note 1. Summary of significant accounting policies (continued)

c.              Hedge of a net investment in a foreign operation

Hedges of net investments in overseas branches and subsidiaries are accounted in a manner similar to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in the foreign currency translation reserve in equity and the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in equity are included in the income statement when the overseas branch or subsidiary is disposed.

(ii)              Embedded derivatives

In certain instances a derivative may be embedded in a ‘host contract’. If the host contract is not carried at fair value through profit or loss, the embedded derivative is separated from the host contract and accounted for as a stand-alone derivative instrument at fair value where the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract.

(iii)          Recognition of deferred day one profit or loss

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

(v)                Funds management activities

Certain controlled entities within the Group conduct investment management and other fiduciary activities as responsible entity or manager on behalf of individuals, trusts, retirement benefit plans and other institutions. These activities involve the management of assets in investment schemes and superannuation funds, and the holding or placing of assets on behalf of third parties.

Where controlled entities, as responsible entities, incur liabilities in respect of these activities, a right of indemnity exists against the assets of the applicable trusts. These assets are sufficient to cover liabilities, and it is not probable that the controlled entities will be required to settle them, the liabilities are not included in the consolidated financial statements.

The Group also manages life insurance statutory fund assets that are included in the consolidated financial statements (refer to Note 1(f)(iii)).

At 30 September 2009, the total value of assets under discretionary management by the Group that have not been included in the consolidated financial statements was approximately $44.5 billion (30 September 2008 $41.5 billion).

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

(viii)    Superannuation obligations

Obligations for contributions to the defined contribution superannuation plan are recognised as an expense in the income statement as incurred.

The asset or liability recognised in the balance sheet in respect of the defined benefit superannuation plan is the present value of the defined benefit obligation as at the reporting date less the fair value of the plan’s assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of government bonds that have terms to maturity approximating to the terms of the related superannuation liability. The calculation is performed annually by an independent qualified actuary using the projected unit credit method.

The actuarial valuation of plan obligations is dependent upon a series of assumptions, the key ones being price inflation, earnings growth, mortality, morbidity and investment returns assumptions. Different assumptions could significantly alter the amount of difference between plan assets and obligations, and the superannuation cost charged to the income statement.

Actuarial gains and losses related to the defined benefit superannuation plan are recorded directly in retained earnings. The net surplus or deficit that arises within the plan is recognised and disclosed separately in ‘Other assets’ and ‘Other liabilities’ respectively.

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

Note 1. Summary of significant accounting policies (continued)

j.                       Critical accounting assumptions and estimates

(i)                  Critical accounting estimates

The application of the Group’s accounting policies necessarily requires the use of judgment, estimates and assumptions. Should different assumptions or estimates be applied, the resulting values would change, impacting the net assets and income of the Group.

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

The fair value of financial instruments is provided in Note 29 as well as the mechanism by which Fair Value has been derived.

The majority of the Group’s derivatives are valued using appropriate valuation techniques, using observable market inputs. The fair value of substantially all securities positions carried at fair value is determined directly from quoted prices or from market observable inputs applied in valuation models. The Group has financial assets measured at fair value of $84,688 million (2008 $90,547 million).  $798 million of this is measured at fair value based on significant non-observable market inputs (2008 $442 million). The Group has financial liabilities measured at fair value of $140,225 million (2008 $140,363 million). $210 million of these is measured at fair value based on significant non-observable market inputs (2008 $272 million). Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group or the Parent Entity’s reported results.

(iii)          Provisions for impairment charges

The Group’s loan impairment provisions are established to recognise incurred impairment in its portfolio of loans. A loan is impaired when there is objective evidence that events occurring since the loan was recognised have affected expected cash flows from the loan. The impairment charge is the difference between the carrying value of the loan and the present value of estimated future cash flows calculated at the loan’s original effective interest rate for fixed rate loans and the loan’s current effective interest rate for variable rate loans. Provisions for loan impairment represent management’s estimate of the impairment charges incurred in the loan portfolios as at the balance date. Changes to the provisions for loan impairment and changes to the provisions for undrawn contractually committed facilities and guarantees provided are reported in the consolidated income statement as part of impairment charges on loans.

At 30 September 2009, gross loans to customers totalled $467,843 million (2008 $315,490 million) and the provision for loan impairment was $4,384 million (2008 $1,945 million). There are two components to the Group’s loan impairment provisions, individual and collective.

Notes to the financial statements

Note 1. Summary of significant accounting policies (continued)

Individual component

All impaired loans that exceed specified thresholds are individually assessed for impairment. Individually assessed loans principally comprise the Group’s portfolio of commercial loans to medium and large businesses. Impairment is recognised as the difference between the carrying value of the loan and the discounted value of management’s best estimate of future cash repayments and proceeds from any security held (discounted at the loan’s original effective interest rate for fixed rate loans and the loan’s current effective interest rate for variable rate loans). All relevant considerations that have a bearing on the expected future cash flows are taken into account, including the business prospects for the customer, the realisable value of collateral, the Group’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. Subjective judgments are made in this process. Furthermore, judgments can change with time as new information becomes available or as work-out strategies evolve, resulting in revisions to the impairment provision as individual decisions are taken.

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

The impairment charge reflected in the income statement is $3,238 million and the provision balance at 30 September 2009 of $4,384 million represents 0.94% of loans.

Provisions for credit commitments are calculated using the same methodology as described above. The provision for credit commitments was $350 million (2008 $229 million) and was disclosed as part of Note 20.

(iv)            Goodwill

As stated in Note 1(f)(ii)(b), goodwill represents the excess of purchase consideration, including incidental expenses, over the fair value of the Group’s share of the identified net assets of acquired businesses. Goodwill is tested for impairment at least annually. The carrying value of goodwill as at 30 September 2009 was $8,597 million.

The determination of the fair value of assets and liabilities of the acquired businesses requires the exercise of management judgment. Different fair values would result in changes to the goodwill balance and to the post-acquisition performance of the acquisition.

To determine if goodwill is impaired the carrying value of the identified cash-generating unit (CGU) to which the goodwill is allocated, including the allocated goodwill, is compared to its recoverable amount. Recoverable amount is the higher of the CGU’s fair value less costs to sell and its value in use. Value in use is the present value of expected future cash flows from the CGU. Determination of appropriate cash flows and discount rates for the calculation of value in use is subjective. Fair value is the amount obtainable for the sale of the CGU in an arm’s length transaction between knowledgeable, willing parties. The assumptions applied to determine if any impairment exists are outlined in Note 13.

Goodwill impairment testing resulted in an impairment of goodwill of $2 million (2008 $18 million).

(v)                Superannuation obligations

The Group operates a number of defined benefit plans as described in Note 36. For each of these plans, actuarial valuations of the plan’s obligations and the fair value measurements of the plan’s assets are performed at least annually in accordance with the requirements of AASB 119.

The actuarial valuation of plan obligations is dependent upon a series of assumptions, the key ones being price inflation, earnings growth, mortality, morbidity and investment returns assumptions. Different assumptions could significantly alter the amount of the difference between plan assets and obligations, and the superannuation cost charged to the income statement.

Refer to Note 36 for details of the group’s defined benefit deficit balances.

Note 1. Summary of significant accounting policies (continued)

(vi)            Provisions (other than loan impairment)

Provisions are held in respect of a range of future obligations such as employee entitlements, restructuring costs, non-lending losses and onerous contracts (for example leases with surplus space). Provisions carried for long service leave are supported by an independent actuarial report. Some of the provisions involve significant judgment about the likely outcome of various events and estimated future cash flows. Provisions for taxation held in respect of uncertain tax positions represents the unrecovered tax benefits associated with specific transactions. The deferral of these benefits involves the exercise of management judgments about the ultimate outcomes of the transactions. Payments which are expected to be incurred later than one year are discounted at a rate which reflects both current interest rates and the risks specific to that provision.

(vii)        Income taxes

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group estimates its tax liabilities based on the Group’s understanding of the tax law. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period where such determination is made.

(viii)    St.George Bank Limited merger

The merger with St.George has been accounted for using the purchase method of accounting. All the identifiable assets and liabilities of St.George are required to be initially recognised by the Group at their fair value on the date of the merger. This involves additional critical accounting assumptions, judgments and estimates that may have a material impact on the Group’s financial statements. The assets and liabilities recognised by the Group following the merger with St.George are set out in Note 44.

Intangible assets

Identifiable intangible assets that are not normally recognised are required to be identified and measured at their fair value as a result of the purchase price accounting requirements of AASB 3. This involves the use of judgments, estimates and assumptions about how customers will act and products perform in the future, based largely on past experience and future contractual arrangements.

The following material identifiable intangible assets have been recognised:

•	core deposit intangibles;

•	brand names;

•	financial planner distribution relationships; and

•	credit card customer relationships.

Financial assets and liabilities

The fair value of all of St.George’s financial assets and financial liabilities has been determined at the merger date. Many of these assets and liabilities are not normally traded in active markets. The global credit and capital market conditions that have included extreme volatility, disruption and decreased liquidity has increased the level of management judgment required in determining the fair value of St.George’s financial assets and financial liabilities.

Tax consolidation

Following the redemption of St.George’s hybrid instruments, namely the St.George CPS, St.George CPS II and St.George SPS, on 31 March 2009, St.George and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group. This will result in the resetting of the tax bases of certain St.George assets as of that date.

In order to determine the impact of St.George joining the Westpac tax consolidated group, the fair value of St.George and the fair value of its identifiable assets and liabilities needs to be determined as at 31 March 2009. This requires management to make similar critical assumptions, judgments and estimates that were involved in determining the fair value of identifiable assets and liabilities on the date of the acquisition.

No adjustments have been made to reset the tax bases of St.George’s assets for the purposes of preparing these financial statements, as the work to determine the financial effect of joining the Westpac tax consolidated group has not been finalised. When the reset tax bases are finalised, they may result in material adjustments to certain deferred tax balances recognised by the Group with corresponding adjustments to the reported results of the Group.

Refer to Note 15 for details of the Group’s deferred tax balances.

Notes to the financial statements

Note 1. Summary of significant accounting policies (continued)

k.                   Future accounting developments

The following new standards and interpretations have been issued, but are not yet effective and have not been early adopted by the Group:

A revised AASB 3, amended AASB 127 and AASB 2008-3 were issued by the AASB in March 2008. The revisions to the standards apply prospectively to business combinations and will be effective for the 30 September 2010 financial year end. The main changes under the standards are that:

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

AASB 101 is a revised standard applicable to the Group in the 2010 financial year as is AASB 2007-8 and AASB 2007-10. The amendments affect the presentation of owner changes in equity and of comprehensive income. They do not change the recognition, measurement or disclosure of specific transactions and events required by other standards.

Amendments to AASB 132, AASB 101 and AASB 2008-2 were issued in February 2008 and will require some puttable financial instruments and some financial instruments, which impose on the entity an obligation to deliver to another party a pro rata share of the net assets on liquidation, to be classified as equity. The amendment is applicable to the Group in the 2010 financial year and is not expected to have a material impact.

AASB 8 and AASB 2007-3 were issued in February 2007. The standard applies to the Group for the 2010 financial year. The standard replaces AASB 114 and will further align external operating segment reporting with internal reporting to key management personnel.

A revised AASB 123 and AASB 2007-6 were issued by the AASB in June 2007 and remove the option to expense borrowing costs for qualifying assets. The revisions will be applicable to the Group in the 2010 financial year and are not expected to have a material impact.

AASB 2008-1 was issued in February 2008 and is applicable to the Group in the 2010 financial year. It clarifies for share-based payments that vesting conditions include only service conditions and performance conditions. It also amends the definition of performance conditions to require the completion of a service period in addition to specified performance targets and to specify that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

Due to the nature of the Group’s share-based payments, the initial application of the Standard is not expected to have a material impact.

AASB 2008-5 and AASB 2008-6 were issued in July 2008 relating to the Annual Improvements Project and have led to a number of changes, some of which are terminology only and some of which are substantive but are not expected to have a material impact. These changes will be applicable to the Group in the 2010 financial year.

AASB 2008-7 was issued in July 2008 and is applicable to the Group in the 2010 financial year but is not expected to have a material impact. It removes the definition of the cost method from AASB 127 and replaces it with a requirement to present dividends as income in the separate financial statements of the investor as well as requiring a new parent entity established in a group reorganisation to measure the cost of its investment at the carrying amount of equity of the original parent. It also amends AASB 136 to include recognising a dividend together with other evidence as an indication of impairment.

AASB 2008-8 was issued in August 2008 and is applicable to the Group in the 2010 financial year. It provides clarification on the application of hedge accounting in certain circumstances and is not expected to have a material impact.

AASB 2009-2 was issued in April 2009 and requires enhanced disclosures for financial instruments regarding fair value measurement and liquidity risk. This will impact the related disclosures in the financial statements but have no other material impact. This is applicable to the Group in the 2010 financial year.

AASB 2009-4 was issued in May 2009 and is applicable to the Group in the 2010 financial year. It relates to the Annual Improvements Project and makes consequential amendments to AASB 2, AASB 138 and AASB Interpretation 9 arising from revised AASB 3. It also amends the restriction on the entity that can hold hedging instruments in AASB Interpretation 16. It is not expected to have a material impact.

AASB 2009-5 was issued in May 2009 and is applicable to the Group in the 2011 financial year. It relates to the Annual Improvements Project and makes a number of changes some of which are terminology only and some of which are substantive but are not expected to have a material impact.

Note 1. Summary of significant accounting policies (continued)

AASB 2009-6 was issued in June 2009 and makes additional amendments relating to the revised AASB 101. It is not expected to have a material impact. It will be applicable to the Group for the 2010 financial year

AASB 2009-7 was issued in June 2009 and corrects errors in AASB 2008-12, AASB 2008-13 and Interpretation 17 and is not expected to have a material impact. It will be applicable to the Group for the 2010 financial year.

AASB 2009-8 was issued in July 2009 and is applicable to the Group in the 2011 financial year. It clarifies the scope of AASB 2 by requiring an entity that receives goods or services in a share-based payment arrangement to account for those goods or services no matter which entity in the group settles the transaction, and no matter whether the transaction is settled in shares or cash. It is not expected to have a material impact on the Group.

AASB Interpretation 1 was issued in June 2007 and is applicable to the Group in the 2010 financial year. It provides guidance on how to account for the effect of changes in the measurement of existing decommissioning, restoration and similar liabilities. It is not expected to have a material impact on the Group.

AASB Interpretation 12 was issued in June 2007 and provides guidance on the accounting by operators for public-to-private service concession arrangements. This will be applicable to the Group in the 2010 financial year but is not expected to have a material impact on the Group.

AASB Interpretation 15 was issued in August 2008 and is applicable to the Group in the 2010 financial year. It applies to the accounting for revenue and associated expenses by entities that enter into agreements for the construction of real estate directly or through subcontractors. It is not expected to have a material impact on the Group.

AASB Interpretation 17 was issued in December 2008 and is applicable to the Group in the 2010 financial year. It provides guidance on how an entity should measure distributions of assets other than cash when it pays dividends to its owners, except for common control transactions. AASB 2008-13 was also issued in December 2008 and is applicable to the Group in the 2010 financial year. It makes consequential amendments to AASB 5 and AASB 110. The amendments are in respect of the classification, presentation and measurement of non-current assets held for distribution to owners in their capacity as owners and the disclosure requirements for dividends that are declared after the reporting period but before the financial statements are authorised for issue, respectively. They are not expected to have a material impact on the Group.

Notes to the financial statements

Note 2. Net interest income

	Consolidated			Parent Entity
	2009	2008	2007	2009	2008
	$m	$m	$m	$m	$m
Interest income
Loans	27,772	24,998	19,483	17,602	21,290
Due from other financial institutions	780	1,782	969	462	1,336
Available-for-sale securities	118	114	101	9	33
Regulatory deposits with central banks overseas	17	31	17	17	30
Subsidiaries	—	—	—	2,321	1,021
Trading securities	1,642	1,754	1,003	1,506	1,643
Net ineffectiveness on qualifying hedges	(9)	1	14	(3)	1
Other financial assets designated at fair value	43	92	119	38	91
Other	83	309	369	57	298
Total interest income(1)	30,446	29,081	22,075	22,009	25,743
Interest expense
Current and term deposits	(9,293)	(9,075)	(7,046)	(6,118)	(7,476)
Due to other financial institutions	(365)	(449)	(593)	(272)	(388)
Debt issues	(3,712)	(4,480)	(3,440)	(2,368)	(3,272)
Loan capital	(582)	(484)	(409)	(368)	(439)
Subsidiaries	—	—	—	(1,464)	(1,294)
Trading liabilities	(725)	(1,911)	(964)	(227)	(1,929)
Deposits at fair value	(2,089)	(4,286)	(2,500)	(2,106)	(3,986)
Other	(2,034)	(1,174)	(810)	(1,537)	(895)
Total interest expense(2)	(18,800)	(21,859)	(15,762)	(14,460)	(19,679)
Net interest income	11,646	7,222	6,313	7,549	6,064
Impairment charges	(3,238)	(931)	(482)	(2,018)	(775)
Net interest income after impairment charges	8,408	6,291	5,831	5,531	5,289

(1)

Total interest income for financial assets that are not at fair value through profit and loss is $28,377 million (2008 $26,131 million) for the Group and $20,075 million (2008 $22,905 million) for the parent entity.

(2)

Total interest expense for financial liabilities that are not at fair value through profit and loss is $15,986 million (2008 $15,662 million) for the Group and $12,127 million (2008 $13,764 million) for the parent entity.

Note 3. Non-interest income

	Consolidated			Parent Entity
	2009	2008	2007	2009	2008
	$m	$m	$m	$m	$m
Fees and commissions
Banking and credit related fees	804	553	519	562	472
Transaction fees and commissions received	1,625	1,318	1,295	1,054	1,122
Service and management fees	5	5	1	2	5
Other non-risk fee income	203	184	116	324	294
Total fees and commissions	2,637	2,060	1,931	1,942	1,893
Wealth management and insurance income
Life insurance and funds management net operating income	1,188	932	1,193	—	—
General insurance premiums less claims incurred	180	110	113	—	—
Total wealth management and insurance income	1,368	1,042	1,306	—	—
Trading income
Foreign exchange income	707	514	409	618	456
Other trading securities	194	218	251	154	291
Total trading income	901	732	660	772	747
Other income
Dividends received from subsidiaries	—	—	—	27	597
Dividends received from other entities	21	15	14	19	16
Rental income	5	1	2	—	1
Gain/(loss) on disposal of assets:
Net gain/(loss) from available-for-sale securities	(2)	(3)	20	1	1
Other net gain/(loss) on disposal of assets	(6)	460	2	—	237
Net gain/(loss) on ineffective hedges	3	3	(2)	3	3
Hedging overseas operations	20	(57)	(16)	87	—
Net gain/(loss) on derivatives held for risk management purposes	54	86	(11)	52	86
Net gain/(loss) on financial instruments designated at fair value	—	(1)	3	19	223
Other	(142)	45	97	(188)	33
Total other income	(47)	549	109	20	1,197
Total non-interest income	4,859	4,383	4,006	2,734	3,837
Wealth management and insurance income comprised
Funds management income	716	630	585	—	—
Life insurance premium income	442	390	355	—	—
Life insurance investment income/(expense) and other income/(expense)	432	(1,864)	2,015	—	—
Life insurance claims and change in life insurance liabilities	(402)	1,776	(1,762)	—	—
General insurance premiums earned	333	218	204	—	—
General insurance commissions, investment and other income	(8)	2	2	—	—
General insurance claims incurred, underwriting and commission expenses	(145)	(110)	(93)	—	—
Total wealth management and insurance income	1,368	1,042	1,306	—	—

Notes to the financial statements

Note 4. Operating expenses

	Consolidated			Parent Entity
	2009	2008	2007	2009	2008
	$m	$m	$m	$m	$m
Salaries and other staff expenses
Salaries and wages	2,937	2,207	2,030	1,716	1,626
Employee entitlements	245	162	170	171	133
Payroll tax	169	148	116	110	125
Fringe benefits tax	21	24	23	12	21
Superannuation costs:
Defined contribution plans	171	133	116	125	117
Defined benefit plans (Note 36)	37	6	3	34	6
Equity based compensation	104	92	53	71	64
Restructuring costs	116	124	19	53	103
Other	6	19	27	27	4
Total salaries and other staff expenses	3,806	2,915	2,557	2,319	2,199
Equipment and occupancy expenses
Operating lease rentals	389	298	262	208	218
Depreciation, amortisation and impairment:
Premises	18	1	2	1	1
Leasehold improvements	52	43	32	42	34
Furniture and equipment	62	37	38	36	30
Technology	63	90	59	33	78
Software	206	351	187	118	291
Equipment repairs and maintenance	69	39	38	39	33
Electricity, water and rates	11	7	9	6	5
Land tax	5	2	—	2	2
Other	51	27	1	33	10
Total equipment and occupancy expenses	926	895	628	518	702
Other expenses
Amortisation of deferred expenditure	12	4	3	24	31
Amortisation of intangible assets	182	—	—	—	—
Impairment charges – goodwill	2	18	—	—	—
Non-lending losses	182	53	48	172	48
Purchased services:
Technology and information services	249	158	144	138	99
Legal	41	27	25	21	19
Other professional services	409	298	271	316	274
Credit card loyalty programmes	210	185	146	210	185
Stationery	80	51	54	33	32
Postage and freight	123	103	96	78	77
Outsourcing costs	514	486	467	416	399
Insurance	19	11	10	10	8
Advertising	155	99	90	62	54
Training	22	17	19	9	10
Travel	63	59	60	41	46
Other expenses	176	76	71	157	141
Total other expenses	2,439	1,645	1,504	1,687	1,423
Operating expenses	7,171	5,455	4,689	4,524	4,324

Note 5. Income tax

	Consolidated			Parent Entity
	2009	2008	2007	2009	2008
	$m	$m	$m	$m	$m
The income tax expense for the year is reconciled to the profit before income tax as follows
Profit before income tax expense	6,096	5,219	5,148	3,741	4,802
Prima facie income tax based on the Australian company tax rate of 30%	1,829	1,566	1,544	1,122	1,440
The effect of amounts which are not deductible (assessable) in calculating taxable income
Change in tax rate	—	4	5	—	—
Rebateable and exempt dividends	(19)	(33)	(43)	(24)	(193)
Tax losses not previously recognised now brought to account	(5)	(5)	3	(2)	(12)
Life insurance:
Tax adjustment on policy holders’ earnings(1)	5	(138)	64	—	—
Adjustment for life business tax rates	(1)	(12)	(5)	—	—
Other non-assessable items	(24)	(79)	(30)	(7)	(52)
Other non-deductible items	68	54	94	78	33
Adjustment for overseas tax rates	(16)	6	21	(14)	(12)
Income tax under/(over) provided in prior years	19	(26)	(11)	20	(15)
Other items(2)	723	(50)	(12)	531	(31)
Total income tax expense in the income statement	2,579	1,287	1,630	1,704	1,158
Income tax analysis
Income tax expense attributable to profit from ordinary activities comprised:
Current income tax:
Australia	2,741	1,108	1,272	2,096	828
Overseas	1,038	255	268	743	95
	3,779	1,363	1,540	2,839	923
Deferred income tax:
Australia	(1,187)	(38)	84	(1,178)	246
Overseas	(32)	(12)	17	23	4
	(1,219)	(50)	101	(1,155)	250
Under/(over) provision in prior years:
Australia	21	(15)	(13)	15	(7)
Overseas	(2)	(11)	2	5	(8)
	19	(26)	(11)	20	(15)
Total Australia	1,575	1,055	1,343	933	1,067
Total overseas	1,004	232	287	771	91
Total income tax expense attributable to profit from ordinary activities	2,579	1,287	1,630	1,704	1,158

(1)

In accordance with the requirements of AASB 1038, tax expense for 2009 includes a $7 million tax charge on policyholders’ investment earnings (2008 $198 million tax credit, 2007 $92 million tax charge) of which $2 million is prima facie a tax expense (2008 $60 million tax benefit, 2007 $28 million tax expense) and the balance of $5 million (2008 $138 million, 2007 $64 million) is shown here.

(2)	This includes the provision raised in relation to Structured Finance transactions. For further detail refer to Note 37.

The Parent Entity and its wholly-owned Australian controlled entities implemented the tax consolidation legislation as of 1 October 2002. Following the redemption of the St.George CPS, St.George CPS II and St.George SPS on 31 March 2009, St.George and all its wholly owned Australian subsidiaries became part of the Westpac tax consolidated group. All entities in the tax consolidated group have entered into a tax sharing agreement which, in the opinion of the directors, limits the joint and several liabilities of the wholly-owned entities in the case of a default by the head entity, Westpac.

Notes to the financial statements

Note 5. Income tax (continued)

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate the Parent Entity for any current tax payable assumed and are compensated by the Parent Entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the Parent Entity under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are settled on a quarterly basis in line with the Parent Entity’s obligations to pay tax instalments. Any unpaid amounts at balance date are recognised as current intercompany receivables or payables.

Note 6. Dividends

	Consolidated			Parent Entity
	2009	2008	2007	2009	2008
	$m	$m	$m	$m	$m
Recognised amounts
Ordinary dividends
2008 final dividend paid 72 cents per share (2007 68 cents per share, 2006 60 cents per share) all fully franked at 30%	1,362	1,265	1,101	1,364	1,268
2009 interim dividend paid 56 cents per share (2008 70 cents per share, 2007 63 cents per share) all fully franked at 30%	1,626	1,311	1,164	1,630	1,315
Total ordinary dividends	2,988	2,576	2,265	2,994	2,583
Distributions on other equity instruments
Convertible debentures	—	—	—	64	73
Total distributions on other equity instruments	—	—	—	64	73
Dividends not recognised at year end
Since year end the Directors have recommended the payment of the following final ordinary dividend:
Ordinary shares 60 cents per share (2008 72 cents per share, 2007 68 cents per share) all fully franked at 30%	1,761	1,362	1,265	1,765	1,364

The amount disclosed as ‘recognised’ for ordinary dividends is the final dividend paid in respect of the prior financial year and the interim dividend paid in respect of the current financial year.

The Board has determined to satisfy the DRP for the 2009 final dividend by issuing Westpac ordinary shares. The price at which shares will be issued under the DRP will include a discount of 2.5%.

	Parent Entity
	2009	2008	2007
	$m	$m	$m
Franking account balance
Franking account balance as at year end	1,265	923	897
Franking credits that will arise from payment of current income tax	1,412	(214)	(71)
Adjusted franking account balance after payment of current income tax	2,677	709	826
Franking credits to be utilised for payment of unrecognised final dividend	(763)	(597)	(552)
Adjusted franking account balance	1,914	112	274

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

	Consolidated
	2009		2008		2007
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($m)
Net profit	3,517	3,517	3,932	3,932	3,518	3,518
Net profit attributable to minority interest	(71)	(71)	(73)	(73)	(67)	(67)
Distribution on RSP treasury shares(1)	(5)	—	(4)	—	(1)	—
FIRsTS distributions	—	—	—	7	—	44
2004 TPS distributions	—	22	—	23	—	31
2007 convertible notes	—	30	—	39	—	22
Westpac SPS	—	34	—	8
Westpac SPS II	—	16
Earnings	3,441	3,548	3,855	3,936	3,450	3,548

Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	2,758	2,758	1,879	1,879	1,852	1,852
Effect of own shares held	(11)	(11)	(8)	(8)	(6)	(6)
Potential dilutive adjustment:
Exercise of options and share rights and vesting of restricted shares	—	7	—	10	—	7
Conversion of 2004 TPS	—	24	—	28	—	22
Conversion of FIRsTS	—	—	—	7	—	24
2007 convertible notes	—	41	—	43	—	16
Westpac SPS	—	42	—	8
Westpac SPS II	—	18
Total weighted average number of ordinary shares	2,747	2,879	1,871	1,967	1,846	1,915
Earnings per ordinary share (cents)	125.3	123.2	206.0	200.1	186.9	185.3

(1)

While the equity granted to employees remains unvested, Restricted Share Plan (RSP) treasury shares are deducted from ordinary shares on issue in arriving at the weighted average number of ordinary shares outstanding. Despite the shares being unvested, employees are entitled to dividends and to voting rights on the shares. Consequently, a portion of the profit for the period is allocated to RSP treasury shares to arrive at earnings attributed to ordinary shareholders.

Information concerning the classification of securities

Options and share rights

During the year 2,324,314 (2008  5,429,056, 2007  2,853,969) options and performance share rights were converted to ordinary shares. The diluted earnings per share calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion.

The exercise prices of all options are included in Note 26. In determining diluted earnings per share, options with an exercise price (including grant date fair value that will be expensed in future periods) greater than the average Westpac share price over the year have not been included, as these are not considered dilutive. Performance options and performance share rights are only included in determining diluted earnings per share to the extent that they are dilutive and market related performance hurdles are met at year end.

Subsequent to 30 September 2009:

•	Nil share rights were granted to employees (2008 2,399 share rights) under the Westpac Performance Plan;

•	279,069 ordinary shares were issued to employees due to the exercise of options (2008 20,000); and

•	57,400 ordinary shares were issued to employees due to the exercise of performance share rights (2008 36,169).

Notes to the financial statements

Note 7. Earnings per share (continued)

Options and share rights granted to employees prior to 30 September 2009 under the Westpac Performance Plan, Chief Executive Share Option Agreement, Chief Executive Securities Agreement, General Management Share Option Plan and Senior Officers’ Share Purchase Scheme are considered to be potentially ordinary shares and have been included in the determination of diluted earnings per share. The options and share rights have not been included in the determination of basic earnings per share. Details relating to options and share rights are set out in Note 26.

Restricted Share Plan (RSP)

Under the RSP, Westpac ordinary shares are allocated to eligible employees for nil consideration. Full entitlement to these shares does not vest until a service period has been completed. RSP shares have not been included in determining basic earnings per share. For further details, refer to Note 26.

2004 TPS

As 2004 TPS can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered. For the 2009 financial year, 2004 TPS were dilutive (2008 dilutive, 2007 dilutive) and have been included in the determination of diluted earnings per share. 2004 TPS have not been included in the determination of basic earnings per share.

2007 convertible notes

The 2007 convertible notes are unsecured, unsubordinated, redeemable, convertible notes that were issued by Westpac in a private placement on 19 April 2007. As they can be exchanged into ordinary shares at the discretion of Westpac upon certain conditions being satisfied, any dilutive impact must be considered. For the year ended 30 September 2009, the 2007 convertible notes were dilutive (2008 dilutive, 2007 dilutive) and have been included in the determination of diluted earnings per share. The computation of the number of ordinary shares that may arise from conversion was weighted for the proportion of the year that instruments were on issue in 2007.

Westpac Stapled Preferred Securities (Westpac SPS and Westpac SPS II)

Westpac SPS are securities, each consisting of a perpetual, unsecured, non-cumulative subordinated note issued by Westpac’s New York branch, stapled to a preference share issued by Westpac. Westpac SPS were issued on 30 July 2008 and Westpac SPS II were issued on 31 March 2009. As the SPS’s can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered. For the year ended 30 September 2009, the Westpac SPS and Westpac SPS II were dilutive (2008 SPS dilutive) and have been included in the determination of diluted earnings per share. The computation of the number of ordinary shares for Westpac SPS II in 2009, which may arise from conversion, has been weighted for the proportion of the year that the instruments were on issue.

The terms and conditions associated with 2004 TPS, 2007 convertible notes and Westpac SPS and Westpac SPS II are discussed in more detail in Note 23.

Note 8. Due from other financial institutions

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Placements	5,955	3,050	5,925	3,015
Loans to other banks	4,019	7,384	943	2,393
Certificates of deposit(1)	8,335	10,911	5,498	10,911
Total due from other financial institutions	18,309	21,345	12,366	16,319

(1)

Certificates of deposit are measured at fair value through profit or loss. At 30 September 2009, certificates of deposit due from other financial institutions of $2.8 billion were disclosed as part of trading securities in Note 9 (2008 $9.7 billion, 2007 $2.9 billion).

Amounts due from other financial institutions based on location and nature are outlined below:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Australia
Interest earning	11,500	16,147	5,687	12,090
Non-interest earning	32	4	—	4
Total Australia	11,532	16,151	5,687	12,094
Overseas
Interest earning	6,495	5,192	6,399	4,225
Non-interest earning	282	2	280	—
Total overseas	6,777	5,194	6,679	4,225
Total due from other financial institutions	18,309	21,345	12,366	16,319

Note 9. Trading securities and other financial assets designated at fair value

	Consolidated			Parent Entity
	2009	2008	2007	2009	2008
	$m	$m	$m	$m	$m
Securities	31,969	35,982	17,138	27,096	32,786
Securities purchased under agreement to resell	2,810	3,552	5,099	2,810	3,552
Total trading securities	34,779	39,534	22,237	29,906	36,338
Other financial assets designated at fair value	3,063	2,547	1,179	1,411	1,480
Total trading securities and other financial assets designated at fair value	37,842	42,081	23,416	31,317	37,818

Trading securities includes the following:

	Consolidated			Parent Entity
	2009	2008	2007	2009	2008
	$m	$m	$m	$m	$m
Australian public securities:
Commonwealth securities	653	290	221	653	290
Semi-government securities	5,164	5,064	2,932	4,167	5,064
Australian equity securities	67	203	71	55	203
Australian debt securities	21,493	27,289	9,233	19,574	25,449
Overseas public securities	2,238	130	298	295	130
Overseas debt securities	2,343	3,006	4,383	2,341	1,650
Other securities	11	—	—	11	—
Total securities	31,969	35,982	17,138	27,096	32,786
Securities purchased under agreement to resell	2,810	3,552	5,099	2,810	3,552
Total trading securities	34,779	39,534	22,237	29,906	36,338

The Group has total holdings of debt securities from three Australian financial institutions, the aggregate book and market value of each of which exceeded 10% of the total shareholders’ equity of the Group at 30 September 2009.

The Group holds $266 million of US Government bonds at 30 September 2009 (2008 nil, 2007 $129 million).

Other financial assets designated at fair value include:

	Consolidated			Parent Entity
	2009	2008	2007	2009	2008
	$m	$m	$m	$m	$m
Australian debt securities	2,558	1,672	1,179	988	645
Overseas debt securities	505	875	—	423	835
Total other financial assets designated at fair value	3,063	2,547	1,179	1,411	1,480

Notes to the financial statements

Note 10. Available-for-sale securities

	Consolidated			Parent Entity
	2009	2008	2007	2009	2008
	$m	$m	$m	$m	$m
Available-for-sale securities — at fair value
Australian debt securities	725	291	544	138	233
Overseas public securities	76	404	45	76	239
Overseas debt securities	129	203	193	13	31
Australian equity securities	84	10	9	52	6
Overseas equity securities	261	201	—	168	—
	1,275	1,109	791	447	509
Available-for-sale securities — at cost(1)
Unlisted securities	355	504	298	15	31
Total available-for-sale securities	1,630	1,613	1,089	462	540

(1)   Investments in certain unlisted securities are measured at cost because the fair value cannot be reliably measured. These investments represent government securities held that have been issued by countries where markets are highly illiquid or minority interests in companies for which active markets do not exist and quoted prices are not available. Unlisted securities carried at cost at 30 September 2008 of $494 million (2007 $288 million) have been reclassified from overseas public securities to unlisted securities at cost to align with the presentation applied at 30 September 2009. Similarly for the Parent Entity at 30 September 2008 $30 million has been reclassified from overseas public securities to unlisted securities at cost.

The movement in available-for-sale securities may be summarised as follows:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Balance at the beginning of the year	1,613	1,089	540	607
Additions through merger	2,250	—	—	—
Other additions	3,271	4,875	647	688
Disposals (sale and redemption)	(5,417)	(4,514)	(679)	(811)
Impairment charges	(27)	(1)	(19)	—
Exchange differences on monetary assets	(93)	131	(22)	27
Gains/(losses) from changes in fair value	33	33	(5)	29
Balance at the end of the year	1,630	1,613	462	540

Available-for-sale securities re-valued to fair value resulted in a gain of $35 million (2008 $48 million) and the Parent Entity a loss of $5 million (2008 $48 million gain) being recognised directly in equity (refer to Note 25).

The following table shows the maturities of the Group’s available-for-sale securities and the weighted-average carrying yield for available-for-sale securities as at 30 September 2009. There are no tax-exempt securities.

Note 10. Available-for-sale securities

	Within								No Specific			Weighted
	1 Year		1 to 5 Years		5 to 10 Years		10 Years		Maturity	Total		Average
	$m	%	$m	%	$m	%	$m	%	$m	%	$m	%
2009 available-for-sale securities
Carrying amount
Australian debt/equity securities:
Mortgage backed securities	101	2.7	96	5.1	—	—	—	—	—	—	197	3.7
Other debt/equity securities	50	5.5	66	6.7	315	4.6	—	—	181	—	612	4.8
Overseas public securities	76	1.6	—	—	—	—	—	—	—	—	76	1.6
Overseas debt securities	5	20.0	8	—	26	2.2	81	2.9	9	—	129	3.0
Overseas equity securities	—	—	—	—	—	—	—	—	261	—	261	—
Unlisted securities at cost	344	6.8	10	3.9	—	—	—	—	1	—	355	6.7
Total by maturity	576		180		341		81		452		1,630
2008 available-for-sale securities
Carrying amount
Australian debt/equity securities:
Mortgage backed securities	—	—	57	10.3	—	—	—	—	—	—	57	7.4
Other debt securities	8	—	—	—	235	2.5	—	—	1	—	244	3.9
Overseas public securities	362	1.1	42	—	—	—	—	—	—	—	404	5.5
Overseas debt securities	12	3.1	155	5.1	36	3.2	—	—	—	—	203	4.2
Overseas equity securities	—	—	—	—	—	—	—	—	201	—	201	—
Unlisted securities at cost	484	4.7	20	—	—	—	—	—	—	—	504	—
Total by maturity	866		274		271		—		202		1,613

The maturity profile is determined based upon contractual terms for available-for-sale instruments.

Notes to the financial statements

Note 11. Loans

The following table shows loans disaggregated by type of product. Loans are classified based on the location of the lending office:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Australia
Overdrafts	3,880	2,973	2,459	2,973
Credit card outstandings	9,429	7,536	7,511	7,536
Overnight and at call money market loans	231	297	231	297
Acceptance of finance	49,103	24,499	25,212	24,499
Term loans(1):
Housing	221,902	132,039	159,975	131,430
Housing — line of credit	35,699	13,217	12,797	13,217
Non-housing	81,552	69,285	67,250	69,629
Finance leases	5,468	4,900	4,594	4,804
Margin lending	3,900	3,833	2,619	3,907
Other	4,907	4,293	3,205	4,226
Total Australia	416,071	262,872	285,853	262,518
New Zealand
Overdrafts	1,122	1,254	256	299
Credit card outstandings	969	937	—	—
Overnight and at call money market loans	1,356	1,341	666	843
Term loans:
Housing	26,536	26,134	—	—
Non-housing	15,771	16,437	5,126	5,860
Other	326	735	245	471
Total New Zealand	46,080	46,838	6,293	7,473
Total other overseas	5,692	5,780	4,173	4,476
Total loans	467,843	315,490	296,319	274,467
Provisions on loans (refer to Note 12)	(4,384)	(1,945)	(2,628)	(1,670)
Total net loans	463,459	313,545	293,691	272,797
Net loans classification(2)
Loans for consumer purposes	300,249	187,245	181,091	159,080
Loans for business purposes	163,210	126,300	112,600	113,717
Total net loans	463,459	313,545	293,691	272,797

(1)   Securitised loans are included in total net loans above. Further detail on securitised assets is disclosed in Note 32.

(2)   Loans for consumer purposes include products of a retail nature including mortgages, personal loans, credit cards and customer overdrafts. Loans for business purposes include corporate funding, working capital, trade and overdraft facilities.

Note 11. Loans (continued)

The following table shows loans presented based on their industry classification.

Consolidated

	2009	2008	2007
	$m	$m	$m
Australia
Accomodation, cafes and restaurants	7,174	3,862	3,285
Agriculture, forestry and fishing	7,795	5,625	4,835
Construction	6,511	4,201	3,541
Finance and insurance	19,388	18,570	12,333
Government, administration and defence	563	451	564
Manufacturing	12,287	10,223	8,954
Mining	1,883	1,864	1,124
Property	45,242	29,194	22,975
Property services and business services	8,824	6,781	5,158
Services(1)	10,163	6,853	6,410
Trade(2)	15,683	10,768	8,740
Transport and storage	8,039	5,485	4,020
Utilities(3)	2,640	2,347	2,070
Retail lending	267,490	154,985	139,202
Other	2,389	1,663	5,820
Total Australia	416,071	262,872	229,031
Overseas
Accomodation, cafes and restaurants	691	649	1,305
Agriculture, forestry and fishing	4,903	4,739	4,214
Construction	1,242	1,225	1,049
Finance and insurance	2,699	2,904	3,106
Government, administration and defence	450	339	220
Manufacturing	2,607	3,063	2,216
Mining	291	301	266
Property	8,194	8,225	8,647
Property services and business services	1,650	1,888	1,741
Services(1)	2,392	2,751	2,789
Trade(2)	2,976	3,499	3,411
Transport and storage	1,976	1,683	1,070
Utilities(3)	1,340	1,199	977
Retail lending	19,103	18,703	16,101
Other	1,258	1,450	603
Total overseas	51,772	52,618	47,715
Total loans	467,843	315,490	276,746
Provisions on loans	(4,384)	(1,945)	(1,369)
Total net loans	463,459	313,545	275,377

(1)   Services includes Education, Health and Community Services, Cultural and Recreational Services and Personal and Other Services.

(2)   Trade includes Wholesale Trade and Retail Trade.

(3)   Utilities includes Electricity, Gas and Water and Communication Services.

In the current year we have refined the presentation of our industry classifications to more appropriately reflect the source of our customer exposures. To allow comparability to 30 September 2009, we have restated comparative periods.

Notes to the financial statements

Note 11. Loans (continued)

The following table shows the consolidated contractual maturity distribution of all loans by type of customer as at 30 September 2009:

	2009
	Up to 1 Year	1 to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m
Loans by type of customer in Australia
Accomodation, cafes and restaurants	2,154	3,827	1,193	7,174
Agriculture, forestry and fishing	2,608	2,905	2,282	7,795
Construction	1,980	3,308	1,223	6,511
Finance and insurance	10,157	6,952	2,279	19,388
Government, administration and defence	65	132	366	563
Manufacturing	4,363	6,291	1,633	12,287
Mining	314	1,409	160	1,883
Property	20,500	20,030	4,712	45,242
Property services and business services	2,216	4,673	1,935	8,824
Services	3,264	4,752	2,147	10,163
Trade	6,294	5,769	3,620	15,683
Transport and storage	1,834	5,337	868	8,039
Utilities	415	1,799	426	2,640
Retail lending	46,688	27,229	193,573	267,490
Other	926	1,033	430	2,389
Total Australia	103,778	95,446	216,847	416,071
Total overseas	13,987	8,565	29,220	51,772
Total loans	117,765	104,011	246,067	467,843

The following table shows the consolidated contractual maturity distribution of all loans by type of customer as at 30 September 2008:

	2008
	Up to 1 Year	1 to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m
Loans by type of customer in Australia
Accomodation, cafes and restaurants	591	2,038	1,233	3,862
Agriculture, forestry and fishing	1,480	1,671	2,474	5,625
Construction	1,088	1,970	1,143	4,201
Finance and insurance	9,266	4,974	4,330	18,570
Government, administration and defence	22	110	319	451
Manufacturing	3,130	5,351	1,742	10,223
Mining	153	1,513	198	1,864
Property	10,476	13,706	5,012	29,194
Property services and business services	1,366	3,871	1,544	6,781
Services	1,067	3,734	2,052	6,853
Trade	3,427	3,726	3,615	10,768
Transport and storage	690	4,003	792	5,485
Utilities	201	1,749	397	2,347
Retail lending	17,202	22,560	115,223	154,985
Other	551	284	828	1,663
Total Australia	50,710	71,260	140,902	262,872
Total overseas	13,745	8,063	30,810	52,618
Total loans	64,455	79,323	171,712	315,490

Note 11. Loans (continued)

	Consolidated
	2009			2008
	Loans at	Loans at		Loans at	Loans at
	Variable	Fixed		Variable	Fixed
	Interest	Interest		Interest	Interest
	Rates	Rates	Total	Rates	Rates	Total
	$m	$m	$m	$m	$m	$m
Interest rate segmentation of Group loans maturing after one year
By offices in Australia	244,410	67,883	312,293	168,722	43,440	212,162
By offices overseas	10,900	26,885	37,785	9,420	29,453	38,873
Total loans maturing after one year	255,310	94,768	350,078	178,142	72,893	251,035

Loans include the following finance receivables:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Gross investment in finance leases, receivable:
Due within one year	779	412	671	405
Due after one year but not later than five years	4,962	4,740	4,176	4,657
Due after five years	790	653	572	644
Unearned future finance income on finance leases	(935)	(857)	(768)	(855)
Net investment in finance leases	5,596	4,948	4,651	4,851
Accumulated allowance for uncollectible minimum lease payments	(11)	(8)	(11)	(8)
Net investment in finance leases after accumulated allowance	5,585	4,940	4,640	4,843
The net investment in finance leases may be analysed as follows:
Due within one year	724	391	621	383
Due after one year but not later than five years	4,273	4,069	3,597	3,987
Due after five years	599	488	433	480
Total net investment in finance leases	5,596	4,948	4,651	4,850

Notes to the financial statements

Note 12. Provisions for impairment charges

	Consolidated			Parent Entity
	2009	2008	2007	2009	2008
	$m	$m	$m	$m	$m
Collectively assessed provisions
Balance as at beginning of the year	1,761	1,410	1,194	1,533	1,235
Additions through merger	893	—	—	—	—
New provisions raised	1,282	606	444	805	513
Write-offs	(632)	(378)	(302)	(389)	(323)
Discount unwind	230	130	115	146	110
Exchange rate adjustments	(28)	(7)	(41)	(17)	(2)
Balance as at end of the year	3,506	1,761	1,410	2,078	1,533
Individually assessed provisions
Balance as at beginning of the year	413	148	164	346	126
Additions through merger	120	—	—	—	—
New individually assessed provisions	2,111	447	130	1,322	365
Write-backs	(106)	(90)	(70)	(83)	(72)
Write-offs	(1,291)	(93)	(69)	(791)	(70)
Discount unwind	(11)	(6)	—	(19)	(6)
Exchange rate adjustments	(8)	7	(7)	(2)	3
Balance as at end of the year	1,228	413	148	773	346
Total provisions for impairment charges and credit commitments	4,734	2,174	1,558	2,851	1,879
Less provisions for credit commitments (refer to Note 20)	(350)	(229)	(189)	(223)	(209)
Total provisions on loans	4,384	1,945	1,369	2,628	1,670

	Consolidated			Parent Entity
	2009	2008	2007	2009	2008
	$m	$m	$m	$m	$m
Reconciliation of impairment charges
New individually assessed provisions	2,111	447	130	1,322	365
Write-backs	(106)	(90)	(70)	(83)	(72)
Recoveries	(49)	(32)	(22)	(26)	(31)
New collectively assessed provisions	1,282	606	444	805	513
Impairment charges	3,238	931	482	2,018	775

Note 12. Provisions for impairment charges (continued)

The following table presents provision for impairment charges of loans by industry classification for the past three years:

	Consolidated
	2009		2008		2007
	$m	%	$m	%	$m	%
Individually assessed provision by type of customer
Australia
Accomodation, cafes and restaurants	50	1.1	1	—	6	0.4
Agriculture, forestry and fishing	43	0.9	3	0.1	3	0.2
Construction	33	0.7	3	0.1	1	0.1
Finance and insurance	74	1.6	50	2.3	—	—
Manufacturing	93	2.0	17	0.8	31	2.0
Mining	46	1.0	—	—	2	0.1
Property, property services and business services	409	8.6	51	2.4	12	0.8
Services(1)	49	1.0	137	6.3	3	0.2
Trade(2)	62	1.3	55	2.6	17	1.1
Transport and storage	15	0.3	3	0.1	1	0.1
Utilities(3)	37	0.8	—	—	—	—
Retail lending	148	3.1	9	0.4	4	0.3
Other	23	0.5	2	0.1	10	0.6
Total Australia	1,082	22.9	331	15.2	90	5.8
New Zealand
Accomodation, cafes and restaurants	2	—	1	—	—	—
Agriculture, forestry and fishing	17	0.4	6	0.3	—	—
Construction	4	0.1	1	—	—	—
Finance and insurance	1	—	—	—	—	—
Manufacturing	14	0.3	1	—	2	0.1
Property, property services and business services	43	0.9	22	1.0	5	0.3
Services(1)	4	0.1	1	—	6	0.4
Trade(2)	6	0.1	4	0.2	9	0.6
Transport and storage	2	—	—	—	—	—
Retail lending	31	0.7	20	0.9	—	—
Total New Zealand	124	2.6	56	2.4	22	1.4
Other overseas
Accomodation, cafes and restaurants	4	0.1	1	—	—	—
Agriculture, forestry and fishing	3	0.1	1	—	—	—
Construction	8	0.2	—	—	—	—
Manufacturing	—	—	5	0.2	5	0.3
Mining	—	—	1	—	—	—
Property, property services and business services	—	—	11	0.5	3	0.2
Services(1)	1	—	—	—	—	—
Trade(2)	4	0.1	2	0.1	—	—
Transport and storage	2	—	2	0.1	—	—
Utilities(3)	—	—	—	—	28	1.8
Retail lending	—	—	1	—	—	—
Other	—	—	2	0.1	—	—
Total other overseas	22	0.5	26	1.0	36	2.3
Total overseas	146	3.1	82	3.4	58	3.7
Total individually assessed provisions	1,228	26.0	413	18.6	148	9.5
Total collectively assessed provisions	3,506	74.0	1,761	81.4	1,410	90.5
Total provisions for impairment charges and credit commitments	4,734	100.0	2,174	100.0	1,558	100.0

(1)          Services includes Education, Health and Community Services, Cultural and Recreational Services and Personal and Other Services.

(2)          Trade includes Wholesale Trade and Retail Trade.

(3)          Utilities includes Electricity, Gas and Water and Communication Services.

Notes to the financial statements

Note 12. Provisions for impairment charges (continued)

The following table shows details of write-off of loans by industry classifications for the past three years:

	Consolidated
	2009	2008	2007
	$m	$m	$m
Write-offs
Australia
Accomodation, cafes and restaurants	(5)	(3)	(2)
Agriculture, forestry and fishing	(6)	(7)	(5)
Construction	(37)	(5)	(2)
Finance and insurance	(327)	—	(2)
Manufacturing	(37)	(30)	(6)
Mining	(13)	—	—
Property, property services and business services	(156)	(26)	(12)
Services(1)	(107)	(6)	(3)
Trade(2)	(115)	(10)	(36)
Transport and storage	(13)	(7)	(5)
Utilities(3)	(101)	—	—
Retail lending	(611)	(291)	(266)
Other	(22)	(9)	(16)
Total Australia	(1,550)	(394)	(355)
New Zealand
Accomodation, cafes and restaurants	(1)	—	—
Construction	(27)	—	—
Finance and insurance	(3)	—	—
Manufacturing	(70)	(1)	(2)
Property, property services and business services	(146)	(4)	(1)
Services(1)	(3)	(1)	(1)
Trade(2)	(10)	(16)	—
Retail lending	(88)	(53)	(2)
Other	(2)	—	—
Total New Zealand	(350)	(75)	(6)
Other overseas
Accomodation, cafes and restaurants	(3)	—	—
Agriculture, forestry and fishing	(2)	—	—
Construction	(5)	—	—
Manufacturing	—	—	(2)
Property, property services and business services	(3)	—	—
Services(1)	(6)	—	—
Trade(2)	(3)	—	—
Transport and storage	(1)	—	—
Utilities(3)	—	—	(8)
Retail lending	—	(1)	—
Other	—	(1)	—
Total other overseas	(23)	(2)	(10)
Total write-offs	(1,923)	(471)	(371)
Write-offs in relation to:
Collectively assessed provision	(632)	(378)	(302)
Individually assessed provision	(1,291)	(93)	(69)
Total write-offs	(1,923)	(471)	(371)

(1)   Services includes Education, Health and Community Services, Cultural and Recreational Services and Personal and Other Services.

(2)   Trade includes Wholesale Trade and Retail Trade.

(3)   Utilities includes Electricity, Gas and Water and Communication Services.

Note 12. Provisions for impairment charges (continued)

The following table shows details of recoveries of loans by industry classifications for the past three years:

	Consolidated
	2009	2008	2007
	$m	$m	$m
Recoveries
Australia
Construction	—	—	1
Manufacturing	—	1	2
Trade(1)	—	—	1
Utilities(2)	2	—	—
Retail lending	37	22	16
Other	2	—	2
Total Australia	41	23	22
Total New Zealand	—	—	—
Total other oveseas	8	9	—
Total recoveries	49	32	22
Total write-offs	(1,923)	(471)	(371)
Net write-offs and recoveries	(1,874)	(439)	(349)

(1)   Trade includes Wholesale Trade and Retail Trade.

(2)   Utilities includes Electricity, Gas and Water and Communication Services.

Notes to the financial statements

Note 13. Goodwill and other intangible assets

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	2,425	2,398	784	784
Additions through merger	6,162	—	—	—
Other additions	9	138	20	—
Disposals	—	(85)	—	—
Impairment	(2)	(18)	—	—
Exchange rate and other adjustments	3	(8)	—	—
Balance as at end of the year	8,597	2,425	804	784
Computer software
Balance as at beginning of the year	464	527	328	393
Additions through merger	83	—	—	—
Other additions	295	300	204	233
Disposals	—	—	—	—
Impairment	(15)	(164)	(7)	(154)
Amortisation	(191)	(187)	(111)	(137)
Exchange rate adjustments	(2)	(3)	—	2
Other(1)	(5)	(9)	(5)	(9)
Balance as at end of the year	629	464	409	328
Cost	1,697	1,297	857	1,011
Accumulated amortisation	(1,068)	(833)	(448)	(683)
Carrying amount	629	464	409	328
Brand Names
Balance as at beginning of the year	32	—	—	—
Additions through merger	636	—	—	—
Other additions	—	32	—	—
Balance as at end of the year	668	32	—	—
Cost	668	32	—	—
Accumulated amortisation	—	—	—	—
Carrying amount	668	32	—	—
Core deposit intangibles
Balance as at beginning of the year	—	—	—	—
Additions through merger	1,494	—	—	—
Amortisation	(145)	—	—	—
Balance as at end of the year	1,349	—	—	—
Cost	1,494	—	—	—
Accumulated amortisation	(145)	—	—	—
Carrying amount	1,349	—	—	—
Other intangible assets
Balance as at beginning of the year	68	64	5	17
Additions through merger	280	—	—	—
Other additions	—	8	—	—
Amortisation	(50)	(4)	(5)	(12)
Balance as at end of the year	298	68	—	5
Cost	428	149	37	37
Accumulated amortisation	(130)	(81)	(37)	(32)
Carrying amount	298	68	—	5
Total goodwill and other intangible assets	11,541	2,989	1,213	1,117

(1)   During the current financial year capitalised computer software costs that are integral to associated hardware have been reclassified to property, plant and equipment as this better reflects the nature of the item.

Note 13. Goodwill and other intangible assets (continued)

Goodwill has been allocated to the following CGUs:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Westpac Retail and Business Banking	1,112	723	611	591
St.George Bank	4,332	—	—	—
Westpac Institutional Bank	613	126	—	—
BT Financial Group Australia	2,033	1,075	193	193
New Zealand Retail Banking	421	422	—	—
BT New Zealand	10	12	—	—
Hastings	63	54	—	—
Bank of Tonga	13	13	—	—
Total goodwill	8,597	2,425	804	784

The increase in the goodwill balance of $6,172 million is primarily attributable to the merger with St.George. The goodwill was allocated to the CGUs listed above based on management’s analysis of where synergies of the merger are expected to arise.

An impairment of $18 million was recognised with respect to goodwill in 2008. This related to BTNZ.

Brand names has increased by $636 million which is attributable to the merger with St.George. The $636 million recognised in 2009 is allocated to the St.George Bank CGU, while the remaining $32 million (2008 $32 million) is allocated to the WRBB CGU.

The recoverable amount of each CGU is determined based on the future cash flow projection discounted by the Group’s after tax return on equity rate of 11% (2008 11.0%) adjusted to a pre-tax rate. All future cash flows are based on approved two (2008 three) year strategic business plans. While the strategic business plan assumes certain economic conditions, the forecast is not reliant on one particular assumption. These business forecasts applied by management are considered appropriate as they are based on past experience and are consistent with observable current market information. The growth rates after 2011 are assumed to be zero for all CGUs for the purpose of goodwill and brand names impairment testing.

Note 14. Property, plant and equipment

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Premises and sites
Cost	392	118	98	74
Accumulated depreciation	(85)	(29)	(4)	(7)
Net carrying amount	307	89	94	67
Leasehold improvements
Cost	524	447	375	316
Accumulated amortisation	(311)	(278)	(225)	(187)
Net carrying amount	213	169	150	129
Furniture and equipment
Cost	750	571	486	454
Accumulated depreciation	(542)	(420)	(349)	(321)
Net carrying amount	208	151	137	133
Technology
Cost	666	573	400	416
Accumulated depreciation	(506)	(477)	(317)	(349)
Net carrying amount	160	96	83	67
Total property, plant and equipment	888	505	464	396

Notes to the financial statements

Note 14. Property, plant and equipment (continued)

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Premises and sites
Balance as at beginning of the year	89	81	67	50
Additions through merger	208	—	—	—
Other additions	36	24	30	20
Disposals	(2)	(14)	—	(2)
Depreciation	(18)	(1)	(1)	(1)
Exchange rate adjustments	(2)	(1)	(1)	—
Other(1)	(4)	—	(1)	—
Balance as at end of the year	307	89	94	67
Leasehold improvements
Balance as at beginning of the year	169	123	129	84
Additions through merger	5	—	—	—
Other additions	93	90	63	80
Disposals	—	(1)	—	(1)
Impairment	—	(5)	—	(5)
Amortisation	(52)	(38)	(42)	(29)
Exchange rate adjustments	(1)	—	—	—
Other(1)	(1)	—	—	—
Balance as at end of the year	213	169	150	129
Furniture and equipment
Balance as at beginning of the year	151	149	133	126
Additions through merger	71	—	—	—
Other additions	67	40	44	37
Disposals	(11)	(1)	(1)	(1)
Depreciation	(62)	(37)	(36)	(30)
Exchange rate adjustments	(1)	—	—	1
Other(1)	(7)	—	(3)	—
Balance as at end of the year	208	151	137	133
Technology
Balance as at beginning of the year	96	136	67	105
Additions through merger	37	—	—	—
Other additions	89	42	49	31
Disposals	(14)	(1)	(8)	—
Impairment	—	(29)	—	(29)
Depreciation	(63)	(61)	(33)	(49)
Exchange rate adjustments	(2)	—	(1)	—
Other(1),(2)	17	9	9	9
Balance as at end of the year	160	96	83	67

(1)   During the current financial year, reclassification of assets from premises and sites, leasehold improvements and furniture and equipment to technology has occurred.

(2)   During the current financial year, capitalised computer software costs that are integral to associated hardware have been reclassified to property, plant and equipment as this better reflects the nature of the item.

Property, plant and equipment under construction

There are no significant items of property, plant and equipment that are currently under construction.

Note 15. Deferred tax assets and deferred tax liabilities

Deferred tax assets

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
The balance comprises temporary differences attributable to:
Amounts recognised in profit or loss
Provision for impairment charges on loans	1,344	594	783	500
Provision for employee benefits	314	248	213	208
Treasury/financial market products	532	1,000	594	929
Property, plant and equipment	105	44	90	36
Loans — carrying amount adjustments	106	59	68	59
Provision for non-lending losses	58	10	51	8
Provision for credit commitments	64	53	62	53
Provision for restructuring	21	17	15	17
Provision for lease liabilities	17	12	14	12
Other provisions	47	45	33	40
Other liabilities	431	349	344	327
Life insurance policy liabilities	80	102	—	—
Tax losses recognised	6	7	—	5
Change in tax rate	—	(13)	—	1
	3,125	2,527	2,267	2,195
Amounts recognised directly in equity
Available-for-sale securities	(38)	(21)	(24)	(21)
Retirement benefit deficit	94	114	94	109
Other equity items	—	—	5	5
Minority interest	5	5	—	—
	61	98	75	93
Set-off of deferred tax liabilities pursuant to set-off provisions(1)	(1,201)	(1,869)	(642)	(1,856)
Net deferred tax assets	1,985	756	1,700	432
Net deferred tax assets to be recovered/(settled) within 12 months	506	(13)	687	(120)
Net deferred tax assets to be recovered after more than 12 months	1,479	769	1,013	552
Movement
Opening balance as at beginning of the year	756	516	432	568
Additions through merger	362	—	—	—
Acquisition of subsidiary	—	16	—	—
Credited to the income statement	2,105	2,001	1,928	1,633
Recognised in equity	(37)	93	(18)	88
Set-off of deferred tax liabilities pursuant to set-off provisions(1)	(1,201)	(1,870)	(642)	(1,857)
Closing balance as at end of the year	1,985	756	1,700	432

(1)   Deferred tax assets and liabilities are set-off where they relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities within the same taxable group.

Notes to the financial statements

Note 15. Deferred tax assets and deferred tax liabilities (continued)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Deductible temporary differences — other	20	41	10	41
Tax losses on revenue account	77	164	76	162

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

The deductible temporary differences and tax losses have not expired under current tax legislation. Deferred tax assets have not been recognised in respect of these items because it is not considered probable that future taxable profit will be available against which they can be realised.

Deferred tax liabilities

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
The balance comprises temporary differences attributable to:
Amounts recognised in profit or loss
Treasury/financial market products	514	1,651	575	1,648
Finance lease transactions	70	17	31	14
Property, plant and equipment	8	—	7	—
Intangible assets	16	18	—	2
Life insurance assets	16	11	—	—
Loans — carrying amount adjustments	126	114	126	114
Other assets	648	84	29	73
	1,398	1,895	768	1,851
Amounts recognised directly in equity
Cash flow hedges	(162)	(29)	(100)	5
Change in tax rate	—	3	—	—
	(162)	(26)	(100)	5
Set-off of deferred tax liabilities pursuant to set-off provisions(1)	(1,201)	(1,869)	(642)	(1,856)
Net deferred tax liabililities	35	—	26	—
Net deferred tax liabililities to be recovered/(settled) within 12 months	11	—	14	—
Net deferred tax liabililities to be recovered after more than 12 months	24	—	12	—
Movements
Opening balance as at beginning of the year	—	—	—	—
Additions through merger	486	—	—	—
Charged to the income statement	886	1,937	773	1,869
Recognised in equity	(136)	(67)	(105)	(12)
Set-off of deferred tax liabilities pursuant to set-off provisions(1)	(1,201)	(1,870)	(642)	(1,857)
Closing balance as at end of the year	35	—	26	—

(1)   Deferred tax assets and liabilities are set-off where they relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities within the same taxable group.

Deferred tax liabilities relating to aggregate temporary differences of $21 million (2008 $16 million) associated with investments in subsidiaries have not been recognised because the parent entity controls whether the liability will be incurred and it is satisfied that the liability will not be incurred in the foreseeable future.

Note 16. Other assets

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Accrued interest receivable	861	1,206	715	965
Assets held for sale/inventories	289	251	—	21
Securities sold not delivered	1,117	493	1,027	493
Deferred expenditure	13	28	(3)	15
Deferred acquisition costs	126	142	26	34
Trade debtors	465	492	51	216
Prepayments	76	62	34	49
Accrued fees and commissions	137	167	91	97
Other	1,240	831	472	1,026
Total other assets	4,324	3,672	2,413	2,916

Note 17. Due to other financial institutions

Amounts due to other financial institutions based on location and nature are outlined below:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Australia
Interest bearing	3,376	5,324	3,192	5,324
Non-interest bearing	1,193	1,580	510	1,730
Total Australia	4,569	6,904	3,702	7,054
Overseas
Interest bearing	4,458	8,952	4,458	7,821
Non-interest bearing	208	5	208	5
Total overseas	4,666	8,957	4,666	7,826
Total due to other financial institutions	9,235	15,861	8,368	14,880

Notes to the financial statements

Note 18. Deposits

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Australia
Deposits at fair value
Certificates of deposit	45,534	47,016	45,519	47,016
Total deposits at fair value	45,534	47,016	45,519	47,016
Deposits at amortised cost
Non-interest bearing, repayable at call	10,459	6,978	8,188	6,978
Certificates of deposit	3,262	57	50	57
Other interest bearing:
At call	141,321	87,676	106,111	87,686
Term	80,887	40,345	55,894	40,345
Total deposits at amortised cost	235,929	135,056	170,243	135,066
Total Australia	281,463	182,072	215,762	182,082
New Zealand
Deposits at fair value
Certificates of deposit	2,844	3,488	—	—
Total deposits at fair value	2,844	3,488	—	—
Deposits at amortised cost
Non-interest bearing, repayable at call	1,976	1,816	136	95
Other interest bearing:
At call	10,629	11,688	1,942	2,532
Term	14,407	13,345	1,133	707
Total deposits at amortised cost	27,012	26,849	3,211	3,334
Total New Zealand	29,856	30,337	3,211	3,334
Other overseas
Deposits at fair value
Certificates of deposit	10,113	9,507	10,113	9,507
Total deposits at fair value	10,113	9,507	10,113	9,507
Deposits at amortised cost
Non-interest bearing, repayable at call	381	589	166	220
Certificates of deposit	410	533	410	533
Other interest bearing:
At call	2,217	956	1,960	570
Term	5,016	9,736	4,591	9,346
Total deposits at amortised cost	8,024	11,814	7,127	10,669
Total other overseas	18,137	21,321	17,240	20,176
Total deposits at fair value	58,491	60,011	55,632	56,523
Total deposits at amortised cost	270,965	173,719	180,581	149,069

Note 18. Deposits (continued)

The following table shows average balances and average rates in each of the past three years for major categories of deposits:

	Consolidated
	2009		2008		2007
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
	$m	%	$m	%	$m	%
Australia
Non-interest bearing	9,532	—	6,750	—	3,626	—
Certificates of deposit	56,150	3.2	48,316	7.4	31,782	6.3
Other interest bearing at call	126,006	3.2	85,554	5.4	77,660	4.6
Other interest bearing term	72,726	5.4	31,656	7.1	24,549	6.1
Total Australia	264,414		172,276		137,617
Overseas
Non-interest bearing	2,299	—	2,162	—	2,152	—
Certificates of deposit	12,827	2.5	14,552	4.9	8,139	6.3
Other interest bearing at call	13,388	3.1	11,846	6.2	11,721	5.6
Other interest bearing term	21,093	4.5	21,977	6.6	21,309	6.0
Total overseas	49,607		50,537		43,321

Certificates of deposit

All certificates of deposit issued by foreign offices were greater than US$100,000.

The maturity profile of certificates of deposit greater than US$100,000 issued by Australian operations were:

	Consolidated
		Between 3	Between
	Less Than	and 6	6 Months	Over
	3 Months	Months	and 1 Year	1 Year	Total
	$m	$m	$m	$m	$m
2009
Certificates of Deposit greater than US$100,000	36,455	7,998	2,576	1,767	48,796
2008
Certificates of Deposit greater than US$100,000	33,388	10,431	3,154	100	47,073
2007
Certificates of Deposit greater than US$100,000	23,961	11,581	1,934	94	37,570

Notes to the financial statements

Note 19. Trading liabilities and other financial liabilities designated at fair value

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Securities sold under agreements to repurchase	8,173	14,434	6,470	14,434
Securities sold short	2,255	1,779	2,255	1,779
Total trading liabilities	10,428	16,213	8,725	16,213
Financial liabilities designated at fair value	420	476	357	415
Total trading liabilities and other financial liabilities at fair value	10,848	16,689	9,082	16,628

The difference between the carrying amount of financial liabilities that were designated at fair value through profit and loss on initial recognition and the amount that the Group would be contractually required to pay at maturity to the holder of the obligation is $9 million above the carrying amount (2008 $16 million).

Note 20. Provisions

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Long service leave	292	212	200	185
Annual leave and other employee benefits	716	537	475	446
Non-lending losses	197	35	170	30
Impairment provision on credit commitments	350	229	223	209
Leasehold premises	2	7	2	7
Restructuring provisions	71	86	50	79
Total provisions	1,628	1,106	1,120	956

Non-lending losses

Provision is made for non-lending losses including frauds, litigation costs and the correction of operational issues.

Provision for impairment on credit commitments

Provision is made for incurred losses as a result of the commitment to extend credit.

Leasehold premises

Provision is made for unavoidable costs in relation to make good costs and premises sub let at lower rates of rent than payable under the head lease. These amounts will be settled as the leases expire over the next three years.

Restructuring provisions

Provisions are recognised for restructuring activities when a detailed financial plan has been developed and a valid expectation that the plan will be carried out is held by those affected by it. The majority of restructuring provisions are expected to be used within 12 months after 30 September 2009.

Note 20. Provisions (continued)

		Annual
		Leave
	Long	and Other	Non-	Provision
	Service	Employee	Lending	for Credit	Leasehold	Restructuring
	Leave	Benefits	Losses	Commitments	Premises	Provisions	Total
	$m	$m	$m	$m	$m	$m	$m
Consolidated
Balance as at beginning of the year	212	537	35	229	7	86	1,106
Additions	34	520	147	57	—	83	841
Additions through merger	66	113	25	69	—	25	298
Utilised	(20)	(435)	(30)	—	(5)	(76)	(566)
Unutilised reversed	—	(19)	(3)	—	—	(47)	(69)
Exchange differences	—	—	—	—	—	—	—
Increase on unwinding of discount	—	—	—	18	—	—	18
Other	—	—	23	(23)	—	—	—
Balance as at end of the year	292	716	197	350	2	71	1,628
Parent entity
Balance as at beginning of the year	185	446	30	209	7	79	956
Additions	34	411	146	21	—	69	681
Utilised	(19)	(364)	(27)	—	(5)	(51)	(466)
Unutilised reversed	—	(17)	(2)	—	—	(47)	(66)
Exchange differences	—	(1)	—	—	—	—	(1)
Increase on unwinding of discount	—	—	—	16	—	—	16
Other	—	—	23	(23)	—	—	—
Balance as at end of the year	200	475	170	223	2	50	1,120

Note 21. Other liabilities

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Unearned general insurance premiums	477	260	—	—
Outstanding general insurance claims	139	128	—	—
Retirement benefit deficit	388	473	362	437
Accrued interest payable	1,601	1,950	1,146	1,513
Credit card loyalty programme(1)	248	271	—	—
Securities purchased not delivered	1,432	955	1,432	955
Trade creditors and other accrued expenses	1,101	676	362	316
Other	2,119	2,096	1,789	1,845
Total other liabilities	7,505	6,809	5,091	5,066

(1)          Credit card loyalty programme relates to the Altitude rewards program launched by Westpac on 25 November 2001. Westpac has established a trust to hold the liability in respect of the program.

Notes to the financial statements

Note 22. Debt issues

Presented below are the Group and Parent Entity’s debt issues at 30 September 2009 and 2008. Distinction between short and long term debt is based on the maturity of the underlying security at origination.

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Debt issues(1)
Short term debt:
Own issuances	33,067	34,189	28,087	28,668
Customer conduits	2,440	4,151	—	—
Total short term debt	35,507	38,340	28,087	28,668
Long term debt:
Senior	80,398	51,923	67,683	48,079
Securitisation	14,193	4,921	—	—
Convertible note	1,000	1,000	1,000	1,000
Customer conduits	255	214	—	—
Total long term debt	95,846	58,058	68,683	49,079
Total debt issues	131,353	96,398	96,770	77,747
Short term debt:

US commercial paper	27,385	27,247	23,011	22,793

Euro commercial paper:
AUD euro commercial paper	714	877	714	877
CAD euro commercial paper	26	—	26	—
CHF euro commercial paper	94	75	—	40
DKK euro commercial paper	—	211	—	211
EUR euro commercial paper	1,653	1,993	1,628	1,368
GBP euro commercial paper	2,551	984	2,273	786
HKD euro commercial paper	96	248	96	248
JPY euro commercial paper	—	947	—	947
NZD euro commercial paper	32	150	32	144
SGD euro commercial paper	12	17	12	17
USD euro commercial paper	465	1,400	295	1,237
Total euro commercial paper	5,643	6,902	5,076	5,875

Asset backed commercial paper:
AUD asset backed commercial paper	2,253	3,823	—	—
USD asset backed commercial paper	187	328	—	—
Total asset backed commercial paper	2,440	4,151	—	—

NZD Promissory notes	39	40	—	—
Total short term debt	35,507	38,340	28,087	28,668
Long term debt:
AUD	29,520	13,036	24,180	11,787
CAD	120	742	110	742
CHF	1,243	1,299	935	1,299
EUR	22,086	12,264	12,412	11,644
GBP	3,109	5,902	2,260	4,755
HKD	2,334	2,288	2,241	2,288
JPY	6,941	3,848	6,915	3,608
NZD	2,801	1,954	532	126
SGD	131	146	131	146
USD	27,561	16,579	18,967	12,684
Total long term debt	95,846	58,058	68,683	49,079

(1)          Included in the Group’s total debt issues were debt issues measured at fair value through profit and loss of $34,408 million (2008 $38,693 million) and debt issues measured at amortised cost of $96,945 million (2008 $57,705 million). Included in the Parent Entity’s total debt issues were debt issues measured at fair value through profit and loss of $29,166 million (2008 $30,438 million) and debt issues measured at amortised cost of $67,604 million (2008 $47,309 million).

Note 22. Debt issues (continued)

	Consolidated
(in $millions unless otherwise stated)	2009	2008	2007
Short term borrowings
US commercial paper
Maximum amount outstanding at any month end	28,938	34,589	32,961
Approximate average amount outstanding	23,135	25,989	28,814
Approximate weighted average interest rate on:
Average amount outstanding	1.3%	2.9%	5.5%
Outstanding as at end of the year	0.4%	2.8%	5.5%
Euro commercial paper
Maximum amount outstanding at any month end	7,197	12,126	13,515
Approximate average amount outstanding	5,553	9,050	11,590
Approximate weighted average interest rate on:
Average amount outstanding	1.5%	4.4%	4.7%
Outstanding as at end of the year	0.9%	4.7%	5.5%
Other commercial paper
Maximum amount outstanding at any month end	3,911	5,800	4,335
Approximate average amount outstanding	3,024	4,969	1,033
Approximate weighted average interest rate on:
Average amount outstanding	5.0%	8.3%	6.3%
Outstanding as at end of the year	3.8%	8.0%	6.7%

Note 23. Loan capital

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Loan capital
Subordinated bonds, notes and debentures
SGD 100 Million subordinated bonds due 2010	83	91	83	91
AUD 500 Million subordinated bonds due 2013(1)	—	500	—	500
AUD 600 Million subordinated bonds due 2015	600	600	600	600
AUD 625 Million subordinated bonds due 2015	625	624	625	624
EUR 350 Million subordinated bonds due 2015	581	628	581	628
USD 75 Million subordinated bonds due 2015	93	96	93	96
USD 150 Million subordinated bonds due 2015	170	187	170	187
USD 350 Million subordinated bonds due 2018	422	429	422	429
GBP 200 Million subordinated bonds due 2018	393	448	393	448
USD 300 Million subordinated bonds due 2016	341	374	341	374
AUD 1000 Million subordinated bonds due 2017	997	998	997	998
AUD 600 Million subordinated bonds due 2017	573	600	573	600
USD 250 Million subordinated bonds due 2017	284	311	284	311
AUD 160 Million subordinated bonds due 2018	159	159	159	159
AUD 500 Million subordinated bonds due 2018	500	500	500	500
EUR 250 Million subordinated bonds due 2015	395	—	—	—
CAD 250 Million subordinated bonds due 2017	254	—	—	—
USD 400 Million subordinated bonds due 2015	443	—	—	—
AUD 625 Million subordinated bonds due 2018	616	—	—	—
AUD 225 Million subordinated bonds due 2016	216	—	—	—
AUD 75 Million subordinated bonds due 2016	71	—	—	—
AUD 200 Million subordinated bonds due 2017	191	—	—	—
AUD 125 Million subordinated bonds due 2018	120	—	—	—
Convertible debentures issued on 5 April 2004 US$525,000,000(2)	—	—	647	666
Total subordinated bonds, notes and debentures	8,127	6,545	6,468	7,211

(1)   These bonds were redeemed on 18 December 2008.

(2)   Descriptions of the terms of these convertible debentures are included with the descriptions of the related trust preferred securities issued by the Group.

Notes to the financial statements

Note 23. Loan capital (continued)

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Subordinated perpetual notes
US$390.2 million (2008 US$390.2 million) subordinated perpetual floating rate notes	443	486	443	486

Trust preferred securities
525,000 2004 TPS of US$1,000 each	647	666	—	—
Total trust preferred securities	647	666	—	—

Stapled preferred securities
10,362,670 Westpac SPS of A$100 each	1,024	1,021	1,024	1,021
9,083,278 Westpac SPS II of A$100 each	897	—	897	—
	1,921	1,021	1,921	1,021

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

Convertible debentures and 2004 TPS

A wholly owned entity Westpac Capital Trust IV (Capital Trust IV) issued 525,000 2004 TPS in the United States of America at US$1,000 each on 5 April 2004, with non-cumulative semi-annual distributions (31 March and 30 September) in arrears at the annual rate of 5.256% up to but excluding 31 March 2016. From, and including 31 March 2016 the 2004 TPS will pay non-cumulative quarterly distributions (30 June, 30 September, 31 December and 31 March) in arrears at a floating rate equal to LIBOR plus 1.7675% per year. Capital Trust IV has also issued common securities with a total price of US$1,000 to Westpac Capital Holdings Inc. 2004 TPS qualify as innovative residual tier one capital of Westpac.

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

The convertible debentures are unsecured, junior subordinate obligations of Westpac and will rank subordinate and junior in right of payment of principal and distributions to Westpac’s obligations to its depositors and creditors. The convertible debentures will only pay distributions to the extent they are declared by the Board of Directors of Westpac, or an authorised committee of the Board. Any distribution is subject to the satisfaction that no deferral conditions exist. If certain deferral conditions exist a distribution is not permitted to be declared unless approved by APRA. The convertible debentures have no stated maturity, but will automatically convert into American Depositary Receipts (ADRs) each representing 40 Westpac preference shares (non-cumulative preference shares in Westpac with a liquidation amount of US$25) on 31 March 2053, or earlier in the event that a distribution is not made or certain other events occur. Upon issue the amount paid up on each Westpac preference share will be deemed to be US$25. The 2004 TPS will then be redeemed for ADRs. The dividend payment dates and distribution rates on Westpac preference shares will be the same as those otherwise applicable to 2004 TPS. The holders of the ADRs will, in certain circumstances, have the right to convert their Westpac preference shares into a variable number of Westpac ordinary shares on 31 March 2054 by giving notice to Westpac. The variable number of Westpac ordinary shares will be determined by reference to the weighted average trading price of Westpac ordinary shares in the 20 trading days immediately preceding 31 March 2054.

Westpac has guaranteed, on a subordinated basis, the payment in full of distributions or redemption amounts, the delivery of ADRs and other payments on the 2004 TPS and the 2004 Funding TPS to the extent that the Capital Trust IV and the Funding Trust IV have funds available.

Note 23. Loan capital (continued)

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

Westpac SPS and Westpac SPS II

Westpac issued 10,362,670 Westpac SPS at face value of $100 each on 30 July 2008 and 9,083,278 Westpac SPS II at face value of $100 each on 31 March 2009. Westpac SPS and Westpac SPS II are stapled securities, each consisting of a perpetual, unsecured, non-cumulative subordinated note issued by Westpac’s New York branch stapled to a preference share issued by Westpac. Westpac SPS and Westpac SPS II qualify as non-innovative residual tier one capital of Westpac.

Westpac SPS and Westpac SPS II are expected to pay non-cumulative, floating rate quarterly distributions (30 September, 31 December, 31 March and 30 June) which are expected to be fully franked. The distribution rate on Westpac SPS is calculated as the Australian 90 day bank bill rate plus the margin of 2.40% per annum, together multiplied by one minus the Australian corporate tax rate (30% at the time of issue). The distribution rate on Westpac SPS II is calculated as the Australian 90 day bank bill rate plus the margin of 3.80% per annum, together multiplied by one minus the Australian corporate tax rate (30% at the time of issue). Westpac SPS and Westpac SPS II distributions are subject to a distribution payment test and distributions will not be paid if the Westpac directors determine not to pay a distribution, the distribution payment exceeds the distributable profits of Westpac (unless APRA otherwise gives its prior written approval), or APRA objects to the payment of the distribution.

Westpac SPS and Westpac SPS II distributions will consist of interest payment on the notes while the notes remain stapled to the preference shares. Following an assignment event, the notes will unstaple from the preference shares and holders will only hold preference shares. Dividends will then become payable on the preference shares if the preference shares have not been converted or redeemed.

An assignment event includes among others, a date selected by Westpac at its absolute discretion, the date preference shares are converted or redeemed, or where interest on the notes has not been paid in full.

On 26 September 2013 and 30 September 2014, the initial mandatory conversion dates of Westpac SPS and Westpac SPS II respectively, it is expected that the Westpac SPS and Westpac SPS II will be either converted into a variable number of Westpac ordinary shares (subject to a conversion discount) provided certain conversion conditions are satisfied, or transferred to a nominated party at the election of Westpac for cash equal to their face value. If the conversion conditions are not satisfied, Westpac SPS and Westpac SPS II may in certain circumstances be redeemed for their face value subject to APRA approval.

If Westpac SPS and Westpac SPS II are not converted, transferred or redeemed on the initial mandatory conversion date, they will remain on issue and may either be converted, transferred or redeemed at the next possible conversion date, subject to satisfaction of the conversion conditions. In certain other limited circumstances Westpac SPS and Westpac SPS II may be converted, transferred or redeemed, prior to the initial mandatory conversion date.

Westpac SPS and Westpac SPS II rank for payment in a winding up of Westpac ahead of ordinary shares and equally with equal ranking capital securities but are subordinated to claims of Westpac deposit holders and other senior creditors. Holders of Westpac SPS and Westpac SPS II are entitled to vote at a general meeting of Westpac in limited circumstances only.

Notes to the financial statements

Note 24. Shareholder equity and minority interests

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Contributed equity
Ordinary shares 2,940,946,145 (2008 1,894,285,984) each fully paid	23,684	6,744	23,684	6,744
RSP treasury shares 6,039,054 (2008 3,471,154)	(100)	(89)	(100)	(89)
Other treasury shares 6,092,030 (2008 4,571,379)	(88)	(62)	(17)	(10)
	(188)	(151)	(117)	(99)
Share capital	23,496	6,593	23,567	6,645
Other equity instruments
Convertible debentures:
Issued on 13 August 2003 NZ$1,279,981,813 (net of issue costs of A$13 million)	—	—	1,137	1,137
Issued on 21 June 2006 A$762,700,375 (net of issue costs of A$12 million)	—	—	755	755
Total other equity instruments	—	—	1,892	1,892
Minority interests
Trust preferred securities:
750,000 2003 TPS of US$1,000 each (net of issue costs of A$13 million)	1,137	1,137	—	—
7,627,375 2006 TPS of A$100 each (net of issue costs of A$12 million)	755	755	—	—
Other	42	32	—	—
Total minority interests	1,934	1,924	—	—

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

On 1 December 2008, Westpac completed its merger with St.George by way of a scheme of arrangement. St.George shareholders received 1.31 Westpac ordinary shares for every St.George ordinary share held on the record date. This resulted in the issue of 742,594,256 new Westpac ordinary shares at a fair value of $16.32 per share.

Note 24. Shareholder equity and minority interests (continued)

In addition during the year ended 30 September 2009, the following ordinary shares were issued:

•      to eligible staff under the Employee Share Plan, 481,568 ordinary shares issued for nil consideration;

•      to staff who pre-elected to receive short term incentives (bonuses) under the Deferral Share Plan (DSP), 629,865 ordinary shares at an issue price of $16.63;

•      to equity holders in relation to the Dividend Reinvestment Plan (DRP), 29,622,866 ordinary shares at a price of $16.13 and 29,135,654 ordinary shares at a price of $18.46;

•      to the underwriter in relation to the 2008 Final Dividend DRP Underwriting Agreement, 53,567,061 ordinary shares at a price of $16.55;

•      to organisations under the institutional placement in December 2008, 156,250,000 ordinary shares at a price of $16.00;

•      to equity holders in relation to the Share Purchase Plan (SPP), 28,953,412 ordinary shares at a price of $15.24;

•      to eligible executives and senior management upon the exercise of performance options under the Westpac Performance Plan (WPP), 237,589 ordinary shares at an average exercise price of $24.37 and upon the exercise of performance share rights 1,398,118 ordinary shares for nil consideration; and

•      to eligible employees under the Restricted Share Plan (RSP), 2,926,910 ordinary shares for nil consideration;

•      to senior officers upon the exercise of options under the Senior Officers’ Share Purchase Scheme (SOSPS), 179,500 ordinary shares at an average exercise price of $19.10;

•      to executives upon the exercise of options under the General Management Share Option Plan (GMSOP), 129,883 ordinary shares at an average exercise price of $22.40;

•      to the former shareholder of Hastings Funds Management Limited under the terms of the Deferred Sale Agreement, 553,479 ordinary shares at a price of $16.29.

During the year ended 30 September 2009, 379,224 ordinary shares were purchased on market at an average purchase price of $18.82 and delivered to employees upon the exercise of the following options and performance share rights:

•      under the Chief Executive Securities Agreement 2003, 135,160 performance share rights for nil consideration;

•      to eligible executives and senior management under the WPP, 60,989 performance options at an average exercise price of $16.34 and 163,075 performance share rights for nil consideration; and

•      to senior officers under the SOSPS, 20,000 options at an average exercise price of $14.08.

Restricted Share Plan treasury shares

Ordinary shares allocated to eligible employees under the RSP are classified as treasury shares until unconditional ownership of the shares vest at the end of the restriction period. In addition to new issues of ordinary shares in respect of the RSP noted above, during in the year ended 30 September 2009, 495,069 ordinary shares were purchased on market at an average purchase price of $16.11 and allocated to eligible employees under the RSP.

Other treasury shares

Treasury shares includes ordinary shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac in respect of equity derivatives sold to customers.

During the year 2,091,544 treasury shares were purchased at an average price of $17.01 and 570,893 treasury shares were sold at an average price of $16.31.

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

The convertible debentures are unsecured, junior subordinated obligations of Westpac and will rank subordinate and junior in right of payment of principal and distributions to Westpac’s obligations to its depositors and creditors. The convertible debentures are limited in aggregate principal amount to the New Zealand dollar equivalent, based on a fixed exchange rate of US$0.58, of the sum of the stated liquidation amounts of the 2003 TPS and the proceeds of the common securities issued by Capital Trust III. The convertible debentures will only pay distributions to the extent they are declared by the Board of Directors of Westpac, or an authorised committee of the Board. Any distribution is subject to the satisfaction that no deferral conditions exist. If certain deferral conditions exist a distribution is not permitted to be declared unless approved by APRA. The convertible debentures have no stated maturity, but will automatically convert into ADRs each representing 40 Westpac preference shares (non-cumulative preference shares in Westpac with a liquidation amount of US$25) on 30 September 2053, or earlier in the event that a distribution is not made or certain other events occur. Upon issue the amount paid up on each Westpac preference share will be deemed to be US$25. The 2003 TPS will then be redeemed for ADRs. The dividend payment dates and distribution rates on Westpac preference shares will be the same as those otherwise applicable to the 2003 TPS.

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

The 2006 TPS are scheduled to pay quarterly distributions (30 September, 31 December, 31 March and 30 June) in arrears, subject to certain conditions being satisfied. The distribution rate on 2006 TPS, until 30 June 2016 (the step-up date), is calculated as the Australian 90 day bank bill rate plus 1% per annum (the initial margin), together multiplied by one minus the Australian corporate tax rate (30% at the time of issue). After the step-up date, the initial margin will increase by a one time step-up of 1% per annum.

Note 24. Shareholder equity and minority interests (continued)

The notes are unsecured obligations of Westpac and rank subordinate and junior in right of payment of principle and interest to Westpac’s obligations to depositors and creditors, other than subordinated creditors holding subordinated indebtedness that is stated to rank equally with, or junior to the notes.

Distributions on the 2006 TPS will only be made if Westpac pays interest on the notes and certain other conditions (which correspond to the interest payment conditions on the notes) are satisfied. Interest on the notes is subject to a distribution payment test and interest will not be paid if Westpac directors have not resolved to make the interest payment, the payment of interest exceeds distributable profits (unless APRA gives its prior approval) and APRA does not otherwise object to the payment. The interest payments on the notes are expected to exceed the aggregate amount of the distributions to be made on 2006 TPS. The excess will be distributed to Westpac, as holder of the ordinary unit in the Westpac TPS Trust, on each distribution payment date.

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

The laws of Australia and New Zealand apply to various parts of this transaction.

Notes to the financial statements

Note 25. Detail of changes in shareholders’ equity

	Consolidated			Parent Entity
	2009	2008	2007	2009	2008
	$m	$m	$m	$m	$m
Share capital
Balance as at beginning of the year	6,593	6,011	5,468	6,645	6,083
Shares issued:
Under dividend reinvestment plan	1,902	704	635	1,902	704
Under option and share rights schemes	10	30	37	10	30
St.George Merger	12,123	—	—	12,123	—
Institutional placement	2,465	—	—	2,465	—
Share Purchase Plan	440	—	—	440	—
Final settlement of Hastings Funds Management Limited acquisition	9	—	—	9	—
Shares purchased for delivery upon exercise of options and share rights (net of tax)	(9)	(115)	(66)	(9)	(115)
(Acquisition)/disposal of treasury shares	(26)	20	(31)	(7)	—
Acquisition of RSP treasury shares	(11)	(57)	(32)	(11)	(57)
Balance as at end of the year	23,496	6,593	6,011	23,567	6,645
Available-for-sale securities reserve
Balance as at beginning of the year	28	(2)	15	25	(1)
Net gains/(losses) from changes in fair value	33	33	(6)	(5)	29
Exchange differences	2	15	—	—	19
Income tax effect	(10)	(21)	1	—	(21)
Transferred to income statements	18	3	(20)	13	(1)
Income tax effect	(5)	—	8	(4)	—
Balance as at end of the year	66	28	(2)	29	25
Share-based payment reserve
Balance as at beginning of the year	346	257	204	327	257
Current period movement	74	89	53	61	70
Balance as at end of the year	420	346	257	388	327
Cash flow hedging reserve
Balance as at beginning of the year	(61)	97	(2)	13	43
Net gains/(losses) from changes in fair value	(435)	(220)	124	(348)	(44)
Income tax effect	134	65	(33)	104	13
Transferred to income statements	(11)	(5)	12	(4)	2
Income tax effect	2	2	(4)	1	(1)
Balance as at end of the year	(371)	(61)	97	(234)	13
Foreign currency translation reserve
Balance as at beginning of the year	(57)	(160)	(31)	(171)	(214)
Foreign currency translation adjustment	(121)	86	(179)	(152)	68
Tax on foreign currency translation adjustment	7	17	48	30	(17)
Other	—	—	2	—	(8)
Balance as at end of the year	(171)	(57)	(160)	(293)	(171)
Total reserves	(56)	256	192	(110)	194

Note 25. Detail of changes in shareholders’ equity (continued)

	Consolidated			Parent Entity
	2009	2008	2007	2009	2008
	$m	$m	$m	$m	$m
Movements in retained profits were as follows
Balance as at beginning of the year	10,698	9,793	8,532	8,060	7,361
Effect of change in accounting policy for actuarial gains/(losses) on defined benefit obligations	—	—	62	—	103
Effect of initial adoption of revised policy in the accounting for customer loyalty programmes	—	—	(34)	—	(34)
Restated balance as at beginning of the year	10,698	9,793	8,560	8,060	7,430
Actuarial gains/(losses) on defined benefit obligations	41	(378)	49	34	(356)
Profit attributable to equity holders	3,446	3,859	3,451	2,037	3,644
Ordinary dividends paid	(2,988)	(2,576)	(2,265)	(2,994)	(2,583)
Distributions on convertible debentures	—	—	—	(64)	(73)
Other	—	—	(2)	—	(2)
Balance as at end of the year	11,197	10,698	9,793	7,073	8,060

Note 26. Share-based payments

Executive and Senior Officer equity plans

Options, restricted shares and/or share rights are granted to the Chief Executive Officer, selected executives and key senior employees under the following schemes.

(i)                  Westpac Reward Plan

The Westpac Reward Plan (WRP) was approved by shareholders at the 2006 Westpac AGM. It provides a mechanism for driving superior long term performance from the most senior management in Australia and overseas.

Under the WRP senior managers may be invited to receive an award of performance options, with an exercise price based on the prevailing market price of Westpac ordinary shares at the commencement of the performance period. The options may vest over a three to five year period from the commencement of the performance period, provided a performance hurdle of relative Total Shareholder Return (TSR)(1) is met or exceeded by Westpac. The comparator group for TSR comparisons focuses on 10 financial sector peers.

Full vesting of performance options occurs when Westpac’s TSR is at (or exceeds) the 75th percentile relative to the comparator group, scaling down to 50% vesting on a straight-line basis for median performance. Below median performance, no vesting occurs.

The WRP vesting framework has been designed to strengthen the performance link over the longer term. Initial TSR performance is tested at the third anniversary of the commencement of the performance period, with subsequent performance testing possible at the fourth and fifth anniversaries of the commencement of the performance period. Securities vest only if Westpac’s TSR ranking is at or above the median of the peer group at a performance test date. TSR performance is tested at subsequent performance test dates (where they exist) and further vesting may occur only if the TSR ranking has improved. This model encourages executives to focus on performance over the full five year period.

Performance options will lapse where an employee leaves Westpac before the securities vest due to resignation or dismissal, unless the Board determines otherwise.

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

Notes to the financial statements

Note 26. Share-based payments (continued)

WRP – Outstanding Performance Options

The following table sets out details of outstanding performance options under the WRP:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2008	Granted During the Year	Exercised During the Year	Lapsed During the Year	Total Outstanding at 30 September 2009	Outstanding and Exercisable at 30 September 2009
17 December 2007	20 December 2017	$30.10	2,167,288	—	—	355,987	1,811,301	186,348
1 October 2008	1 October 2018	$23.40	—	1,958,403	—	213,533	1,744,870	45,581
1 March 2009	1 March 2019	$16.49	—	260,869	—	—	260,869	—
Totals 2009			2,167,288	2,219,272	—	569,520	3,817,040	231,929
Weighted average exercise price			$30.10	$22.59	—	$27.59	$26.11	$28.78
Totals 2008			—	2,306,899		139,611	2,167,288	—
Weighted average exercise price			—	$30.10		$31.10	$31.10	—

The weighted average remaining contractual life of outstanding performance options at 30 September 2009 was 8.7 years (2008 9.2 years). The weighted average fair value of options granted during the year was $2.59.

(ii)              Westpac Performance Plan

The Westpac Performance Plan (WPP) was introduced in 2002 and was used to provide awards of performance options and/or performance share rights to senior executives and other key employees. Currently the WPP is primarily used for employees based outside Australia to provide long term incentive awards or as a mechanism for the mandatory deferral of a portion of their short term incentives.

An option or share right under the WPP is the right to acquire a share in the future provided all conditions are met, with an exercise price generally set at the time the invitation is made. The exercise price for options is equal to the average market price of Westpac ordinary shares traded on the ASX over the five trading days up to the time the invitation is made. The exercise price for share rights is nil.

Performance options and performance share rights

Performance options and performance share rights granted under the WPP vest after a period of two to five years, but only if the performance hurdle has been met. The performance hurdle compares Westpac’s TSR against the TSR of a defined ranking group of other companies.

•                  for grants made up to November 2005, the ranking group is the 50 largest companies listed on the ASX by market capitalisation at the commencement of the performance period (excluding Westpac, property and investment trusts and specified resources companies);

•                  for grants made from December 2005 to December 2006, 50% of the award in value is assessed against a TSR ranking group of the top 10 of the largest 13 Australian banking and financial sector companies by market capitalisation at the time of grant (excluding Westpac). The other 50% assesses TSR performance against a ranking group of the 50 largest companies on the ASX by market capitalisation at the time of grant (excluding Westpac, specified resource companies and the first ranking group); and

•                  for grants made from December 2008, the ranking group is the top 10 of the largest 13 Australian banking and financial sector companies by market capitalisation at the commencement of the performance period (excluding Westpac).

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

Note 26. Share-based payments (continued)

WPP – Outstanding Performance Options

No performance options were granted under the WPP during the year. The following table sets out details of outstanding performance options granted under the WPP in previous years:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2008	Granted During the Year	Exercised During the Year	Lapsed During the Year	Total Outstanding at 30 September 2009	Outstanding and Exercisable at 30 September 2009
20 January 2003	20 January 2013	$13.59	292,860	—	—	—	292,860	292,860
1 May 2003	1 May 2013	$15.04	16,433	—	—	—	16,433	16,433
3 November 2003	3 November 2013	$16.34	17,386	—	—	5,911	11,475	11,475
21 January 2004	21 January 2014	$16.34	1,369,887	—	126,802	27,106	1,215,979	1,215,979
20 January 2005	20 January 2015	$18.98	1,958,813	—	104,877	48,693	1,805,243	1,805,243
2 May 2005	2 May 2015	$19.00	25,609	—	—	—	25,609	25,609
1 August 2005	1 August 2015	$19.62	16,891	—	—	—	16,891	16,891
20 December 2005	20 December 2015	$20.53	2,297,303	—	66,899	111,506	2,118,898	2,118,898
20 December 2005	20 December 2015	$22.53	70,944	—	—	570	70,374	50,059
15 December 2006	15 December 2016	$23.98	2,055,709	—	—	186,953	1,868,756	359,238
Totals 2009			8,121,835	—	298,578	380,739	7,442,518	5,912,685
Weighted average exercise price			$20.06	—	$18.21	$21.67	$20.06	$19.05
Totals 2008			11,281,610	—	1,137,322	2,022,453	8,121,835	3,766,359
Weighted average exercise price			$19.73	—	$17.71	$19.51	$20.06	$17.66

The weighted average remaining contractual life of outstanding performance options at 30 September 2009 was 5.8 years (2008 6.8 years).

Notes to the financial statements

Note 26. Share-based payments (continued)

WPP – outstanding performance share rights

The following table sets out details of outstanding performance share rights granted under the WPP:

Commencement Dates	Latest Dates for Exercise	Outstanding at 1 October 2008	Granted During the Year	Exercised During the Year	Lapsed During the Year	Total Outstanding at 30 September 2009	Outstanding and Exercisable at 30 September 2009
Two-year initial testing period
20 January 2003 to 1 August 2003	20 January 2013 to 1 August 2013	98,719	—	53,017	—	45,702	45,702
3 November 2003 to 3 August 2004	3 November 2013 to 3 August 2014	342,792	—	137,711	7,512	197,569	197,569
5 November 2004 to 1 August 2005	5 November 2014 to 1 August 2015	504,855	—	154,427	15,595	334,833	334,833
1 November 2005 to 3 August 2006	1 November 2015 to 3 August 2016	515,356	—	184,923	14,600	315,833	293,542
1 November 2006 to 15 December 2006	1 November 2016 to 15 December 2016	449,277	—	292,489	31,712	125,076	125,076
1 December 2008 to 1 March 2009	1 December 2018 to 1 March 2019	—	72,907	—	—	72,907	—

Three-year initial testing period
20 January 2003 to 1 August 2003	20 January 2013 to 1 August 2013	88,547	—	20,046	—	68,501	68,501
3 November to 3 August 2004	3 November 2013 to 3 August 2014	201,236	—	71,115	10,482	119,639	119,639
5 November 2004 to 1 August 2005	5 November 2014 to 1 August 2015	287,861	—	88,289	2,645	196,927	186,515
1 November 2005 to 3 August 2006	1 November 2015 to 3 August 2016	1,052,465	—	544,415	33,413	474,637	439,357
1 November 2006 to 15 December 2006	1 November 2016 to 15 December 2016	7,584	—	—	—	7,584	—
Totals 2009		3,548,692	72,907	1,546,432	115,959	1,959,208	1,810,734
Totals 2008		8,531,932	—	3,451,270	1,531,970	3,548,692	1,899,812

The weighted average fair value at grant date of WPP performance share rights issued during the year was $8.20.

The weighted average remaining contractual life of outstanding performance share rights at 30 September 2009 was 5.7 years (2008 6.7 years).

Unhurdled options and unhurdled share rights

The WPP is also used for key employees based outside Australia and the USA, who in 2009 received unhurdled share rights restricted for one to three years. Key executives based in the USA continue to hold unhurdled options awarded in 2006 which are restricted for three years from the date they were granted. Unhurdled options and unhurdled share rights vest after a set period of one to three years service with the Group. After the restriction period applying to them has passed, vested unhurdled options and unhurdled share rights can be exercised to receive the underlying fully paid ordinary shares.

The exercise price for unhurdled options granted to employees in the USA in 2006 is equal to the average market price of Westpac ordinary shares traded on the ASX over the five trading days up to the time the options were granted. The exercise price for share rights is nil.

Note 26. Share-based payments (continued)

WPP – outstanding unhurdled options and unhurdled share rights

The following table sets out details of outstanding unhurdled options and unhurdled share rights granted under the WPP:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2008	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2009
Options
15 December 2006	15 December 2016	$23.93	56,147	—	—	—	56,147
Totals 2009			56,147	—	—	—	56,147
Share rights
One-year vesting period
1 December 2008 to 1 June 2009	1 December 2018 to 1 June 2019	nil	—	71,706	—	—	71,706

Two-year vesting period
3 September 2007	3 September 2017	nil	6,660	—	—	—	6,660
1 November 2007 to 1 September 2008	1 November 2017 to 1 September 2018	nil	82,187	—	1,029	3,467	77,691
1 October 2008 to 1 April 2009	1 October 2018 to 1 April 2019	nil	—	239,402	6,136	100,336	132,930

Three-year vesting period
15 December 2006 to 1 June 2007	15 December 2016 to 1 June 2017	nil	208,973	—	—	4,440	204,533
17 December 2007 to 1 September 2008	17 December 2017 to 1 September 2018	nil	163,485	—	1,080	(1,275)	163,680
1 October 2008 to 1 April 2009	1 October 2018 to 1 April 2019	nil	—	231,995	6,516	111,873	113,606
Totals 2009			461,305	543,103	14,761	218,841	770,806
Totals 2008
Options		$23.93	56,147	—	—	—	56,147
Performance share rights			222,338	254,060	2,591	12,502	461,305

As at 30 September 2009, 6,660 unhurdled share rights (2008 nil) and no unhurdled share options (2008 nil) were exercisable.

The weighted average fair value at grant date of unhurdled share rights issued during the year was $15.81 per right (2008 $24.71 per right). No unhurdled options were issued during the year (2008 nil). The weighted average remaining contractual life of outstanding unhurdled options and unhurdled share rights at 30 September 2009 was 8.3 years (2008 8.7 years).

(iii)   Chief Executive Officer Performance Plan (Gail Kelly)

Gail Kelly currently holds performance options and performance share rights under the Chief Executive Officer Performance Plan (CEOPP). Grants to Mrs Kelly under the CEOPP were approved by shareholders at Westpac’s AGM on 13 December 2007.

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

Notes to the financial statements

Note 26. Share-based payments (continued)

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

CEOPP – outstanding performance options and performance share rights

The following table sets out details of outstanding awards of performance options and performance share rights granted under the CEOPP:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2008	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2009
Options
1 February 2008	1 February 2018	$25.89	364,431	—	—	—	364,431
1 December 2008	1 December 2018	$16.80	—	356,125	—	—	356,125
Totals 2009			364,431	356,125	—	—	720,556
Performance share rights
1 February 2008	1 February 2018	—	82,290	—	—	—	82,290
1 December 2008	1 December 2018	—	—	119,731	—	—	119,731
Totals 2009			82,290	119,731	—	—	202,021
Weighted average exercise price – options			$25.89	$16.80	—	—	$21.40
Totals 2008
Options			—	364,431	—	—	364,431
Performance share rights		—	—	82,290	—	—	82,290
Weighted average exercise price - options			—	$25.89	—	—	$25.89

The fair value at grant date of performance options issued to Mrs Kelly during the year was $3.17 per option (2008 $3.82 per option) and the fair value at grant date of performance share rights was $10.68 per right (2008 $15.65 per right). As at 30 September 2009, no outstanding performance options or performance share rights issued to Mrs Kelly were exercisable. The remaining weighted average contractual life of outstanding performance options at 30 September 2009 was 8.8 years (2008 9.3 years), and outstanding performance share rights was 8.8 years (2008 9.3 years).

(iv)    Fair value assumptions

The fair value of performance options and performance share rights granted during the year included in the tables above have been independently calculated at grant date using a Binomial/Monte Carlo simulation pricing model.

•      the assumptions included in the valuation of the 1 December 2008 awards to Gail Kelly include a risk free interest rate of 3.98% for performance options and 3.49% for performance share rights, a dividend yield on Westpac ordinary shares of 6% and a volatility in the Westpac share price of 30%;

•      the assumptions included in the valuation of the awards of performance options under the WRP include a risk free interest rate ranging from 4.24% to 4.14%, a dividend yield on Westpac ordinary shares of 6% and a volatility in the Westpac share price of 30%;

•      the assumptions included in the valuation of the awards of unhurdled share rights under the WPP include a risk free interest rate ranging from 2.67% to 3.62%, a dividend yield on Westpac ordinary shares of 6% and a volatility in the Westpac ordinary share price of 30%;

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

(v)     Chief Executive Officer Restricted Share Plan (CEO RSP)

Gail Kelly received awards of Westpac ordinary shares under the CEO RSP in relation to her employment agreement. The awards were approved by Westpac shareholders at Westpac’s AGM on 13 December 2007.

Note 26. Share-based payments (continued)

Like the general RSP, Westpac ordinary shares are allocated under the CEO RSP at no cost to Mrs Kelly, with vesting subject to remaining employed with Westpac for a set period. Shares in the CEO RSP are held in Mrs Kelly’s name and are restricted until satisfaction of the vesting conditions. Shares in the CEO RSP rank equally with Westpac ordinary shares for dividends and voting rights, and may be held in the CEO RSP for up to ten years from the date they are granted.

Shares were issued to fulfil the CEO RSP requirements during the 2009 financial year.

The following table details outstanding awards of shares issued under the CEO RSP:

Allocation date	Outstanding as at 1 October 2008	Granted During the Year	Released	Forfeited During the Year	Outstanding at 30 September 2009
7 February 2008	277,639	—	194,347	—	83,292
12 December 2008	—	92,226	—	—	92,226
Total 2009	277,639	92,226	194,347	—	175,518
Total 2008	—	277,639	—	—	277,639

(vi)    Restricted Share Plan

The Restricted Share Plan (RSP) was approved by shareholders at the 2006 Westpac AGM. It provides Westpac with an instrument for attracting and retaining key employees. Under the RSP, Westpac shares may be allocated to eligible employees at no cost with vesting subject to remaining employed with Westpac for a period determined by the Board. Shares in the RSP are held in the name of the employee and are restricted until satisfaction of the vesting conditions. Shares in the RSP rank equally with Westpac ordinary shares for dividends and voting rights, and may be held in the RSP for up to ten years from the date they are granted.

Shares have either been issued or acquired on market to fulfil the RSP requirements for the 2009 financial year.

Outstanding RSP awards

The following table details outstanding awards of shares issued under the RSP:

Allocation date	Outstanding at 1 October 2008	Granted During the Year	Released	Forfeited During the Year	Outstanding at 30 September 2009
October – December 2006	1,085,669	—	75,308	34,730	975,631
January – March 2007	12,159	—	797	—	11,362
April – June 2007	34,803	—	—	5,742	29,061
July – September 2007	23,829	—	—	—	23,829
October – December 2007	1,603,337	—	138,308	45,589	1,419,440
January – March 2008	43,781	—	4,411	—	39,370
April – June 2008	56,472	—	4,511	—	51,961
July – September 2008	89,035	—	32,775	10,253	46,007
October – December 2008	—	3,139,990	328,530	41,882	2,769,578
January – March 2009	—	239,443	11,913	—	227,530
April – June 2009	—	48,291	3,576	—	44,715
Total 2009	2,949,085	3,427,724	600,129	138,196	5,638,484
2008	1,305,767	1,912,012	143,104	125,590	2,949,085

(vii)   Chief Executive Securities Agreement 2003 (David Morgan)

The former CEO continues to hold performance options and performance share rights received under the Chief Executive Securities Agreement 2003, approved by shareholders at Westpac’s AGM on 11 December 2003. The performance options and performance share rights had an original contractual term of 10 years. Performance is tested once only for each tranche granted, with the last tranche to be tested on 1 March 2010. The awards will only vest if Westpac’s TSR is at or above the median of the ranking group, with full vesting only occurring if the ranking is at or above the 75th percentile. For ranking between the median and 75th percentile, vesting is on a straight line basis. At 30 September 2009 there were 1,649,407 performance options outstanding (2008  1,920,347) with a weighted average exercise price of $22.14 (2008 $22.34) and a weighted average remaining contractual life of 6.3 years (2008 7.3 years), of which 1,055,240 were exercisable with a weighted average exercise price of $20.99. Also at 30 September 2009 there were 181,667 performance share rights outstanding (2008  399,667) with a weighted average remaining contractual life of 7.2 years (2008 7.8 years). During the year ended 30 September 2009, 270,940 performance options lapsed with an exercise price of $23.52 (2008 nil). Also during the year 135,160 performance share rights were exercised (2008 nil) and 82,480 performance share rights lapsed (2008 nil).

Notes to the financial statements

Note 26. Share-based payments (continued)

(viii) Other Group share-based plans

Westpac also provides plans for small, specialised parts of the Group. The benefits under these plans are directly linked to growth and performance of the relevant part of the business. The plans individually and in aggregate are not material to the Group.

The detail of a cash settled share-based payment agreement with Bob McKinnon is set out in the ‘Remuneration report’ included in Section 1 of this Annual Report.

(ix)    General Management Share Option Plan and Senior Officers’ Share Purchase Scheme

The General Management Share Option Plan (GMSOP) and current Senior Officers’ Share Purchase Scheme (SOSPS) were approved by shareholders in December 1998. Both plans were closed to new invitations in 2002.

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

Upon exercising an option, the officer has the right to take up his or her entitlement in whole or in part as fully paid ordinary shares upon payment of the exercise price. If an option is not exercised prior to the end of its term, it lapses.

The following table sets out details of outstanding options granted under the GMSOP and SOSPS:

GMSOP

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2008	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2009
9 January 2002	9 January 2012	$14.70	129,883	129,883	—	—
14 October 2002	14 October 2012	$15.65	29,687	—	29,687	—
Totals 2009			159,570	129,883	29,687	—
Weighted average exercise price			$14.88	$14.70	$15.65	—
Totals 2008			347,390	187,820	—	159,570
Weighted average exercise price			$13.85	$12.98	—	$14.88

SOSPS

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2008	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2009
5 October 1999	5 October 2009	$9.55	40,000	40,000	—	—
29 December 1999	29 December 2009	$9.53	312,000	107,000	—	205,000
8 January 2001	8 January 2011	$13.26	598,000	22,500	—	575,500
23 April 2001	23 April 2011	$13.50	20,000	10,000	—	10,000
9 January 2002	9 January 2012	$14.65	899,500	20,000	50,000	829,500
22 July 2002	22 July 2012	$16.24	15,000	—	—	15,000
Totals 2009			1,884,500	199,500	50,000	1,635,000
Weighted average exercise price			$13.25	$10.67	$14.65	$13.53
Totals 2008			2,347,073	462,573	—	1,884,500
Weighted average exercise price			$13.34	$13.68	—	$13.25

As at 30 September 2009, no executives (2008 three executives) held options under the GMSOP, and 70 officers (2008 81 officers) held options under the SOSPS. The weighted average remaining contractual life of options at 30 September 2009 under:

•      the GMSOP was nil years (2008 3.4 years); and

•      the SOSPS was 1.7 years (2008 2.6 years).

Note 26. Share-based payments (continued)

General information on Executive and Senior Officer share plans

The market price of Westpac’s ordinary shares as at the close of business on 30 September 2009 was $26.25 (2008 $21.48). Details of the shares issued on exercise of options and share rights under each of the Executive and Senior Officer share plans during the year ended 30 September 2009 are set out below:

Plan/Agreement		Dates on which Options or Share Rights Were Exercised	Exercise Price $	Total Number of Shares Issued/ Allocated	Weighted Average Share Price at Date of Exercise $	Consideration Received ($’000)
2009	Westpac Performance Plan
	Options	October – December 2008	16.34	60,989	21.70	997
		January – September 2009	16.34 - 20.53	237,589	24.37	4,439

	Share rights	October – December 2008	—	483,349	18.21	—
		January – March 2009	—	357,871	16.65	—
		April – June 2009	—	563,375	20.00	—
		July – September 2009	—	156,598	20.33	—

	Chief Executive Securities Agreement 2003
	Share rights	January – March 2009	—	135,160	15.94	—

	GMSOP	April – June 2009	14.70	64,628	20.47	950
		July – September 2009	14.70	65,255	24.31	959

	SOSPS	October – December 2008	9.53 - 14.65	22,000	21.20	301
		January – March 2009	9.53	20,000	17.12	191
		April – June 2009	9.53 - 14.65	107,000	19.20	1,146
		July – September 2009	9.53 - 13.26	50,500	19.80	491

2008	Westpac Performance Plan
	Options	October – December 2007	13.59 - 20.53	92,423	29.28	1,422
		January – March 2008	13.59 - 20.53	558,977	26.26	9,918
		April – June 2008	13.59 - 20.53	450,803	25.10	8,322
		July – September 2008	13.59	35,119	20.98	477

	Share rights	October – December 2007	—	206,774	28.31	—
		January – March 2008	—	1,648,832	25.52	—
		April – June 2008	—	920,866	24.40	—
		July – September 2008	—	677,389	20.30	—

	Chief Executives Securities Agreement 2003
	Share rights	January – March 2008	—	187,480	20.69	—

	GMSOP	October – December 2007	14.70	43,000	29.72	632
		April – June 2008	14.70	81,820	24.92	1,203
		July – September 2008	9.57	63,000	19.32	603

	SOSPS	October – December 2007	9.53 - 16.24	167,573	29.63	2,296
		January – March 2008	9.53 - 14.65	70,000	25.11	947
		April – June 2008	13.26 - 14.65	75,000	25.35	1,078
		July – September 2008	9.53 - 16.24	150,000	21.37	2,006

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

Notes to the financial statements

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

Employee Share Plans

(i)      The Deferral Share Plan

The Deferral Share Plan (DSP) was suspended for new awards from 1 July 2009. Prior to this, employees had the opportunity to pre-elect to receive any prospective short term incentive (bonus) as Westpac ordinary shares under the DSP. The 2008 DSP award was satisfied by way of newly issued shares. The number of shares employees received was calculated by dividing the bonus value by the prevailing market price of Westpac’s ordinary shares when the shares were granted. The shares are generally required to remain in the plan for 12 months, but can remain for up to ten years. Participants are entitled to receive any dividend or other distribution attaching to shares held under the DSP. Participants are also entitled to exercise voting rights attaching to the shares.

Prior to the suspension of the DSP, Australian-based Directors could elect to receive a percentage of their fees or salary as Westpac ordinary shares under the DSP. The Australian-based Directors paid the current market price, including acquisition costs, at the time the Westpac ordinary shares were purchased on their behalf by an independent plan company.

The following table details share awards under the DSP during the years ended 30 September:

	Number of Participants	Average Number of Shares Allocated per Participant	Total Number of Shares Allocated	Average Purchase Price per Share	Total Purchase Consideration
2009	758	848	650,131	$16.72	$10,870,988
2008	918	605	561,542	$28.83	$16,188,935

The shares were purchased on various dates throughout the financial year.

(ii)     The Employee Share Plan

Under the Employee Share Plan (ESP), Westpac ordinary shares may be allocated at no cost to employees to recognise their contribution to Westpac’s financial performance over the previous financial year. The maximum annual award value under the ESP is $1,000 per employee per year. However, the number of shares employees receive (if any) depends on Westpac’s share price performance over the twelve months to 30 September and is subject to Board discretion.

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

Share allocation in the 2008 ESP award was by way of newly issued shares. The following table provides details of shares issued under the ESP during the years ended 30 September:

	Allocation date	Number of Participants	Average Number of Shares Allocated per Participant	Total Number of Shares Allocated(1)		Average Market Price per Share	Total Fair Value
2009	4 November 2008	20,107	24	482,568	(1)	$20.46	$9,873,341
2008	10 December 2007	18,666	35	653,310	(1)	$28.44	$18,580,136

(1)   Includes 1,960 shares (2008 1,107 shares) not used in the previous years allocation.

The liability accrued in respect of the ESP at 30 September 2009 is $32 million (2008 $11 million) and is included in other liabilities.

Note 27. Average balances and related interest

The following table lists the average balances and related interest for the major categories of the Group’s interest earning assets and interest bearing liabilities. Averages used are predominantly daily averages:

	Consolidated
	Year Ended			Year Ended			Year Ended
	30 September 2009			30 September 2008			30 September 2007
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income(1)	Rate	Balance	Income(1)	Rate	Balance	Income(1)	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Due from other financial institutions:
Australia	18,895	706	3.7%	22,428	1,556	6.9%	11,545	702	6.1%
New Zealand	372	36	9.7%	943	109	11.6%	1,503	100	6.7%
Other overseas	7,623	38	0.5%	3,605	139	3.9%	3,097	167	5.4%
Trading securities:
Australia	22,883	1,336	5.8%	20,864	1,483	7.1%	12,938	761	5.9%
New Zealand	4,539	182	4.0%	2,485	203	8.2%	2,704	182	6.7%
Other overseas	5,739	141	2.5%	1,995	69	3.5%	1,146	74	6.5%
Other financial assets designated at fair value:
Australia	1,104	37	3.4%	1,217	92	7.6%	483	36	7.5%
New Zealand	—	—	—	—	—	—	1,016	79	7.8%
Other overseas	115	6	5.2%	—	—	—	965	34	3.5%
Available-for-sale securities:
Australia	750	80	10.7%	288	20	6.9%	260	10	3.8%
New Zealand	—	—	—	—	—	—	313	23	7.3%
Other overseas	936	38	4.1%	2,084	118	5.7%	520	68	13.1%
Regulatory deposits:
Other overseas	868	17	2.0%	1,076	31	2.9%	323	17	5.3%
Loans and other receivables(2):
Australia	373,855	24,012	6.4%	244,446	20,784	8.5%	210,176	15,986	7.6%
New Zealand	46,425	3,547	7.6%	45,014	4,220	9.4%	41,327	3,674	8.9%
Other overseas	6,565	315	4.8%	5,212	329	6.3%	4,101	210	5.1%
Intragroup receivables
Australia	18,270	795	4.4%	—	—	—	—	—	—
Other overseas	13,547	287	2.1%	20,937	658	3.1%	17,683	921	5.2%
Total interest earning assets and interest income including intragroup	522,486	31,573	6.0%	372,594	29,811	8.0%	310,100	23,044	7.4%
Intragroup elimination	(31,817)	(1,082)		(20,937)	(658)		(17,683)	(921)
Total interest earning assets and interest income	490,669	30,491	6.2%	351,657	29,153	8.3%	292,417	22,123	7.6%
Non-interest earning assets
Cash, due from other financial institutions and regulatory deposits	1,188			734			1,188
Derivative financial instruments	48,244			21,258			11,260
Life insurance assets	11,374			14,060			15,277
All other assets(3)	26,356			13,759			12,370
Total non-interest earning assets	87,162			49,811			40,095
Total assets	577,831			401,468			332,512

(1)   The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax. The net interest income above is presented on a tax equivalent basis. This increased net interest income by $45 million (2008 $72 million, 2007 $101 million) comprised of an interest income benefit of $45 million (2008 $72 million, 2007 $48 million) and an interest expense benefit of nil (2008 nil, 2007 $53 million).

(2)   For the years ended 30 September 2009, 2008 and 2007 loans and receivables have been stated net of provisions for impairment charges.

(3)   Includes property, plant and equipment, goodwill and intangibles, other assets and deferred tax.

Notes to the financial statements

Note 27. Average balances and related interest (continued)

	Consolidated
	Year Ended			Year Ended			Year Ended
	30 September 2009			30 September 2008			30 September 2007
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Expense(1)	Rate	Balance	Expense(1)	Rate	Balance	Expense(1)	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Due to other financial institutions:
Australia	7,863	277	3.5%	3,577	215	6.0%	4,945	232	4.7%
New Zealand	373	25	6.7%	431	30	7.0%	1,820	120	6.6%
Other overseas	5,704	63	1.1%	5,874	204	3.5%	3,696	188	5.1%
Deposits:
Australia	254,848	9,718	3.8%	165,524	10,456	6.3%	133,991	7,097	5.3%
New Zealand	28,560	1,295	4.5%	27,888	2,096	7.5%	26,595	1,783	6.7%
Other overseas	18,786	369	2.0%	20,461	809	4.0%	14,574	666	4.6%
Loan capital:
Australia	9,347	478	5.1%	6,772	438	6.5%	6,455	378	5.9%
Other overseas	2,218	104	4.7%	758	46	6.1%	652	31	4.8%
Other interest bearing liabilities(2):
Australia	126,428	4,582	n/a	92,422	6,640	n/a	72,255	4,308	n/a
New Zealand	5,253	1,354	n/a	4,261	802	n/a	2,696	605	n/a
Other overseas	6,462	535	n/a	6,897	123	n/a	7,276	301	n/a
Intragroup payable:
Australia	17,775	305	1.7%	7,196	460	6.4%	6,294	488	7.8%
New Zealand	14,042	777	5.5%	13,741	198	1.4%	11,389	433	3.8%
Total interest bearing liabilities and interest expense including intragroup	497,659	19,882	4.0%	355,802	22,517	6.3%	292,638	16,630	5.7%
Intragroup elimination	(31,817)	(1,082)		(20,937)	(658)		(17,683)	(921)
Total interest bearing liabilities and interest expense	465,842	18,800	4.0%	334,865	21,859	6.5%	274,955	15,709	5.7%
Non-interest bearing liabilities
Deposits and due to other financial institutions:
Australia	10,681			7,137			6,642
New Zealand	1,871			1,868			2,293
Other overseas	484			312			280
Derivative financial instruments	45,626			18,595			10,668
Life insurance policy liabilities	10,775			13,173			14,072
All other liabilities(3)	8,629			6,901			6,983
Total non-interest bearing liabilities	78,066			47,986			40,938
Total liabilities	543,908			382,851			315,893
Shareholders’ equity	32,008			16,699			14,708
Minority interests	1,915			1,918			1,911
Total equity	33,923			18,617			16,619
Total liabilities and equity	577,831			401,468			332,512

(1)   The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax. The net interest income above is presented on a tax equivalent basis. This increased net interest income by $45 million (2008 $72 million, 2007 $101 million) comprised of an interest income benefit of $45 million (2008 $72 million, 2007 $48 million) and an interest expense benefit of nil (2008 nil, 2007 $53 million).

(2)   Includes net impact of Treasury balance sheet management activities.

(3)   Includes provisions for current and deferred tax liabilities and other liabilities.

Note 27. Average balances and related interest (continued)

The following table allocates changes in net interest income between changes in volume and changes in rate for the last two fiscal years. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest bearing liabilities. The variance caused by change in both volume and rate has been allocated in proportion to the relationship of the absolute dollar amount of each change to the total. The Group has entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax. The net interest income above is presented on a tax equivalent basis. This increased net interest income by $45 million (2008 $72 million) comprised of an interest income benefit of $45 million (2008 $72 million) and an interest expense benefit of nil (2008 nil).

	Consolidated
	2009			2008
	Change Due To			Change Due To
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest-earning assets
Due from other financial institutions:
Australia	(245)	(605)	(850)	662	192	854
New Zealand	(66)	(7)	(73)	(37)	46	9
Other overseas	155	(256)	(101)	27	(55)	(28)
Trading securities:
Australia	144	(291)	(147)	466	256	722
New Zealand	168	(189)	(21)	(15)	36	21
Other overseas	129	(57)	72	55	(60)	(5)
Other financial assets designated at fair value:
Australia	(9)	(46)	(55)	55	1	56
New Zealand	—	—	—	(79)	—	(79)
Other overseas	6	—	6	(34)	—	(34)
Available-for-sale securities:
Australia	32	28	60	1	9	10
New Zealand	—	—	—	(23)	—	(23)
Other overseas	(65)	(15)	(80)	205	(155)	50
Regulatory deposits:
Other Overseas	(6)	(8)	(14)	40	(26)	14
Loans and other receivables:
Australia	11,003	(7,775)	3,228	2,607	2,191	4,798
New Zealand	132	(805)	(673)	328	218	546
Other overseas	85	(99)	(14)	57	62	119
Intragroup receivable
Australia	795	—	795	—	—	—
Overseas	(232)	(139)	(371)	169	(432)	(263)
Total change in interest income including intragroup	12,026	(10,264)	1,762	4,484	2,283	6,767
Intragroup elimination	(563)	139	(424)	(169)	432	263
Total change in interest income	11,463	(10,125)	1,338	4,315	2,715	7,030

Notes to the financial statements

Note 27. Average balances and related interest (continued)

	Consolidated
	2009			2008
	Change Due To			Change Due To
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest-bearing liabilities
Due to other financial institutions:
Australia	258	(196)	62	(64)	47	(17)
New Zealand	(4)	(1)	(5)	(92)	2	(90)
Other overseas	(6)	(135)	(141)	111	(95)	16
Deposits
Australia	5,642	(6,380)	(738)	1,670	1,689	3,359
New Zealand	50	(851)	(801)	87	226	313
Other overseas	(66)	(374)	(440)	269	(126)	143
Loan capital:
Australia	167	(127)	40	19	41	60
Other Overseas	89	(31)	58	5	10	15
Other interest-bearing liabilities:
Australia	2,443	(4,501)	(2,058)	1,202	1,130	2,332
New Zealand	187	365	552	351	(154)	197
Other overseas	(8)	420	412	(16)	(162)	(178)
Intragroup payable:
Australia	676	(831)	(155)	70	(98)	(28)
New Zealand	4	575	579	89	(324)	(235)
Total change in interest expense including intragroup	9,432	(12,067)	(2,635)	3,701	2,186	5,887
Intragroup elimination	(680)	256	(424)	(159)	422	263
Total change in interest expense	8,752	(11,811)	(3,059)	3,542	2,608	6,150
Change in net interest income:
Australia	2,534	3,346	5,880	894	(160)	734
New Zealand	(3)	(1,089)	(1,092)	(261)	550	289
Other overseas	63	(454)	(391)	150	(293)	(143)
Total change in net interest income	2,594	1,803	4,397	783	97	880

Note 28. Financial risk

Westpac’s risk appetite is set by the Board. The risk appetite cannot be defined by a single metric. It has many dimensions and is an amalgam of top-down requirements (including Westpac’s target debt rating and complying with regulatory requirements) and bottom-up aggregates (such as risk concentration limits). Westpac uses an economic capital model as the basis of risk measurement, calibrated to its target debt rating.

Westpac’s appetite for risk is influenced by a range of factors, including whether a risk is considered consistent with its strategy (core risk) and whether an appropriate return can be achieved from taking that risk. Westpac has a lower appetite for risks that are not part of its core strategy. Westpac seeks to achieve an appropriate return on risk and prices its products accordingly.

Westpac seeks to maximise total shareholder returns over the longer term by achieving an appropriate balance between growth and volatility of returns and by ultimately returning that value to shareholders.

Westpac distinguishes the following types of risk, and takes an integrated approach towards managing them. These risks are:

Type of risk	Description

Key risks

•      credit risk – the risk of financial loss where a customer or counterparty fails to meet their financial obligations.

•      liquidity risk – the risk of not being able to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses.

•      market risk – the risk to earnings from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. This includes interest rate risk in the banking book, which is the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities.

•      operational risk – the risk that arises from inadequate or failed internal processes, people and systems or from external events. This includes compliance risk, which is the risk of legal or regulatory sanction, financial or reputation loss arising from our failure to apply the regulatory standards expected of us as a financial services group.

Other related risks

•      equity risk – the potential for financial loss arising from movements in the value of our direct and indirect equity investments.

•      insurance risk – the risk of not being able to meet insurance claims (related to insurance subsidiaries).

•      model risk – the risk of financial, reputation or operational losses arising because of inadequacies of a model.

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

•      contagion risk – the risk that problems arising in other Westpac Group members may compromise the financial and operating position of the authorised deposit-taking institutions in the Westpac Group.

Notes to the financial statements

Note 28. Financial risk (continued)

Note 28 provides a summary of Westpac’s risk management framework, as well as a discussion of Westpac’s financial risk management policies and practices and quantitative information on some of its principal financial risk exposures. The information contained in Note 28 comprises the following:

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

28.3.4 Expected maturity on an discounted basis

28.4   Market risk

28.4.1 Trading Value at Risk

28.4.2 Non-traded risk

28.1 Approach to risk management

Westpac approaches risk management by identifying, assessing and managing the risks that affect its business in accordance with a set of core risk management values. This approach enables the risks to be balanced against appropriate rewards and to reflect Westpac’s risk appetite.

The Board is responsible for determining Westpac’s appetite for risk, and reviewing and approving Westpac’s risk management strategy and the overarching frameworks or approaches to managing the key risks. The Board has delegated the responsibility for setting risk appetite, approving frameworks, policies and processes for managing risk, and determining whether to accept risks beyond management’s approval discretion, to the BRMC.

Note 28. Financial risk (continued)

Westpac’s risk management governance structure is set out in the table below:

Board

•                  reviews and approves our overall risk management strategy.

Board Risk Management Committee (BRMC)

•                  sets risk appetite;

•                  approves frameworks and key policies for managing risk;

•                  monitors our risk profile, performance, capital levels, exposures against limits and management and control of our risks;

•                  monitors changes anticipated in the economic and business environment and other factors relevant to our risk profile;

•                  oversees the development and ongoing review of appropriate policies that support our frameworks for managing risk;

•                  reviews any significant issues raised by internal audit, as well as the length of time and action taken to resolve such issues; and

•                  determines whether to accept risks beyond the approval discretion provided to management.

Board Committees with a risk focus

Board Audit Committee	Board Sustainability Committee

• oversees the integrity of financial statements and financial reporting systems.	• oversees environmental, social, governance and ethical performance and issues.

Board Technology Committee	Board Remuneration Committee

• oversees information technology strategy and implementation.	• reviews any matters raised by the BRMC with respect to risk-adjusted remuneration.

Executive risk committees

Westpac Group Risk-Reward Committee (GRRC)	Westpac Group Market Risk Committee (MARCO)

•      leads the risk optimisation agenda for the Group;

•      recommends appropriate risk-reward positioning and integrates decisions on overall capital levels and earnings profile;

•      initiates and oversees strategies to align our risk profile to Board-determined risk appetite and earnings volatility; and

•      approves any changes to Westpac’s measures of risk-adjusted performance and monitors their use.

•      leads the optimisation of market and liquidity risk-reward across the Group;

•      oversees the market and liquidity risk management framework and key policies;

•      oversees our market and liquidity risk profile; and

•      identifies emerging market and liquidity risks and appropriate actions.

Westpac Group Credit Risk Committee (CREDCO)	Westpac Group Operational Risk & Compliance Committee (OPCO)

•      leads the optimisation of credit risk-reward across the Group;

•      oversees the credit risk management framework and key policies;

•      oversees our credit risk profile; and

•      identifies emerging credit risks and appropriate actions.

•      leads the optimisation of operational risk-reward across the Group;

•      oversees the operational risk management framework and key supporting policies;

•      oversees our operational risk profile; and

•      identifies emerging operational risks and appropriate actions.

Executive management forum focused on global economic and market-related events

•                  proactively tracks and responds to emerging trends;

•                  seeks and harnesses opportunities to re-enter capital markets and proactively addresses issues relating to balance sheet management and funding; and

•                  maintains intensity of effort on risk management in the current environment.

Divisional risk management

Group risk

•                  develops the Group-level risk management frameworks for approval by the BRMC;

•                  directs the review and development of key policies supporting the risk management frameworks;

•                  establishes risk concentration limits and monitors risk concentrations; and

•                  monitors compliance, regulatory obligations and emerging risk issues.

Divisional risk management

•                  develops division-specific policies, controls, procedures, and monitoring and reporting capability that align to the frameworks approved by the BRMC.

Independent internal review

Group Assurance

•                  reviews the adequacy and effectiveness of management controls for risk.

Notes to the financial statements

Note 28. Financial risk (continued)

28.2 Credit risk management

Credit Risk is the risk of financial loss where a customer or counterparty fails to meet their financial obligations including obligations that exist via direct loans, contingent liabilities and financial market activities.

28.2.1 Credit risk management policy

Westpac maintains a number of credit risk management policies and frameworks, which are intended to clearly define roles and responsibilities, acceptable practices, roles and responsibilities, limits and treatment of exceptions.

•                  the Credit Risk Management framework describes the principles, methodologies, systems, roles and responsibilities, reports and controls that exist for managing credit in Westpac;

•                  the Credit Risk Rating system policy describes the risk rating system philosophy, design, maintenance and uses; and

•                  Westpac has established policies governing the limits and management of exceptions for three key types of concentration risk:

•                  individual counterparties;

•                  specific industries (e.g. property); and

•                  countries (e.g. political situations, government policies, economic conditions or other country specific events that may adversely affect a customer’s ability to purchase or transfer currency to meet its obligations to Westpac, or Westpac’s ability to realise its assets, in a particular country. Such risks include, but are not limited to, exchange control events, nationalisation, war, disaster, economic meltdown, government failure).

Westpac has established a set of Credit Approval Limits (CALs) to govern the extension of credit. CALs represent the formal delegation of credit approval authority to responsible individuals throughout the organisation.

Credit manuals exist in each business unit to govern the extension of credit. These manuals include general policies covering the origination, evaluation, approval, documentation, settlement and on-going management of credit risks. These manuals are regularly updated by the business units, with significant changes approved by Group Risk.

Sector policies exist to guide the extension of credit where industry-specific guidelines (e.g. acceptable financial ratios or types of collateral) are considered necessary. These policies are maintained by the business units.

Westpac has established a Related Entity Risk Management Framework and supporting policies to govern the limits and management of exceptions for lending to related entities, so as to minimise contagion risk for the extended licensed entity and to ensure compliance with the prudential limits prescribed by APRA.

Credit exposures are also managed from a portfolio perspective, with risk mitigation techniques used to regularly re-balance the corporate and institutional portfolio. The level of risk mitigation will be dependent on market conditions, with a targeted risk management net hedging ratio of between 5% to 15% of the loan portfolio. Current net risk mitigation is below these levels due to market conditions.

28.2.2 Provision and impairment policy

Provisions for loan impairment represent management’s best estimate of the losses incurred in the loan portfolios as at the balance date. There are two components of Westpac’s loan impairment provisions, individually assessed provisions and collectively assessed provisions. In determining the individually assessed provisions, relevant considerations that have a bearing on the expected future cash flows are taken into account, for example, the business prospects of the customer, the realisable value of collateral, Westpac’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. These judgments and estimates can change with time as new information becomes available or as work-out strategies evolve, resulting in revisions to the impairment provision as individual decisions are made.

The collectively assessed provisions are established on a portfolio basis taking into account the level of arrears, collateral, past loss experience and expected defaults based on portfolio trends. The most significant factors in establishing these provisions are estimated loss rates and related emergence period. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates, unemployment levels, payment behaviour and bankruptcy rates.

Note 28. Financial risk (continued)

28.2.3 Internal credit risk ratings system

The principal objective of the credit risk rating system is to produce a reliable quantitative assessment of the credit risk to which the Group is exposed.

Westpac’s internal credit risk rating system for transaction–managed customers assigns a Customer Risk Grade (CRG) to each customer, corresponding to their expected probability of default (PD). Each facility is assigned a loss given default (LGD). The Westpac risk rating system has 20 risk grades for non-defaulted customers and 10 risk grades for defaulted customers. Non-defaulted CRGs are mapped to Moody’s and Standard & Poor’s (S&P) external senior ranking unsecured ratings. Customers that are not transaction-managed (referred to as the program-managed portfolio) are segmented into pools of similar risk. Segments are created by analysing characteristics that have historically proven predictive in determining if an account is likely to go into default. Customers are then grouped according to these predictive characteristics and each segment assigned a PD and LGD.

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

Control mechanisms for the credit risk rating system

Westpac’s credit risk rating system is reviewed annually to confirm that the rating criteria and procedures are appropriate given the current portfolio and external conditions. The BRMC monitors the risk profile, performance and management of Westpac’s credit portfolio and development and review of credit risk policies. All models materially impacting the risk rating process are reviewed annually in accordance with Westpac’s model risk policy. Specific credit risk estimates (including PD, LGD and exposure at default (EAD) levels) are overseen, reviewed annually and approved by Credit Risk Estimates Committee (a subcommittee of CREDCO).

28.2.4 Credit risk mitigation, collateral and other credit enhancements

Westpac uses a wide variety of techniques to reduce the credit risk arising from its lending activities. The Group commonly obtains security for the funds advanced. Enforceable legal documentation establishes Westpac’s direct, irrevocable and unconditional recourse to any collateral, security and other credit enhancements provided.

Notes to the financial statements

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

Life insurance assets

These assets are carried at fair value, which reflects the credit risk. No collateral is held or provided on these assets other than a fixed charge over the properties backing Australian mortgage investments. These properties are valued on origination of the loan or during enforcement actions only.

Due from subsidiaries	These exposures are generally considered to be low risk due to the nature of the counterparties. Collateral is generally not sought on these balances.

(1)	This includes collateral held in relation to associated credit commitments.

Westpac recognises the following as eligible collateral for credit risk mitigation by way of risk reduction:

•	cash (primarily in Australian dollars (AUD), New Zealand dollars (NZD), US dollars (USD), British pounds (GBP) and Euro (EUR));

•	bonds as issued by Australian Commonwealth, State and Territory governments or their Public Sector Enterprises, provided these attract a zero risk-weighting under APS 112;

•	securities issued by other specified AAA-rated sovereign governments; and

•	credit-linked notes (provided the proceeds are invested in cash or other eligible collateral described above).

Westpac facilitates the management of its credit exposures through:

•	collateral valuation and management;

•	credit portfolio management; and

•	balance sheet netting.

Collateral valuation and management

Westpac revalues collateral related to financial markets positions on a daily basis to monitor the net risk position, and has formal processes in place so that calls for collateral top-up or exposure reduction are made promptly. An independent operational unit has responsibility for monitoring these positions. The collaterisation arrangements are documented via the Support Annex of the International Swaps and Derivatives Association (ISDA) dealing agreement.

Note 28. Financial risk (continued)

Guarantor/credit derivative counterparties

For mitigation by risk transfer, Westpac only recognises unconditional irrevocable guarantees or standby letters of credit issued by, or eligible credit derivative protection bought from, the following entities provided they are not related to the underlying obligor:

•	sovereign entities;

•	public sector entities;

•	banks or securities firms; and

•	other entities with a minimum risk grade equivalent of A–.

Credit Portfolio Management

Credit Portfolio Management (CPM) is a division that manages the overall risk in Westpac’s corporate, sovereign and bank credit portfolios. CPM includes a dedicated portfolio trading desk with the specific mandate of actively monitoring the underlying exposure and any offsetting hedge positions. Specific reporting is maintained and monitored on the matching of hedges with underlying facilities, with any adjustments to hedges (e.g. unwinds or extensions) managed dynamically. CPM ensures that credit protection is acquired from sovereign entities, public sector entities, banks or securities firms and other entities with a minimum risk grade equivalent of A3/A–.

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

Close-out netting is undertaken for derivative financial market transactions with counterparties with whom Westpac has entered into master dealing agreements which allow such netting in specified jurisdictions. Close-out netting effectively aggregates pre-settlement risk exposure at time of default, thus reducing overall exposure.

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

Notes to the financial statements

Note 28. Financial risk (continued)

The table below sets out the maximum exposure to credit risk (excluding any collateral received) and the credit risk concentrations to which the Group and the Parent Entity is exposed. The total will not reconcile to the Group and Westpac’s total assets on the balance sheet as cash, non-financial assets and other financial assets have been excluded from the table below. Investments in subsidiaries and due from subsidiaries have also been excluded from Westpac’s disclosure.

	Consolidated 2009
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans for Consumer Purposes	Loans for Business Purposes	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	—	—	—	106	7,068	34	—	7,208	796
Agriculture, forestry and fishing	—	—	—	89	7,706	16	—	7,811	1,311
Construction	—	—	—	236	6,275	51	—	6,562	7,514
Finance and insurance	17,213	2,256	785	1,126	18,262	24,775	10,078	74,495	15,876
Government, administration and defence	8,477	43	—	—	563	224	—	9,307	1,821
Manufacturing	153	75	—	142	12,145	621	27	13,163	8,166
Mining	22	20	—	18	1,865	52	719	2,696	4,512
Property	—	8	53	1,626	43,616	426	779	46,508	2,813
Property services and business services	126	28	—	534	8,290	313	—	9,291	9,783
Services	56	46	—	406	9,757	33	129	10,427	1,359
Trade	19	—	—	341	15,342	149	194	16,045	6,033
Transport and storage	106	11	10	48	7,991	187	64	8,417	1,380
Utilities	32	3	157	18	2,622	614	102	3,548	3,551
Retail Lending	—	383	—	267,436	54	372	163	268,408	50,920
Other	—	—	1	250	2,139	78	36	2,504	1,369
Total Australia	26,204	2,873	1,006	272,376	143,695	27,945	12,291	486,390	117,204
New Zealand
Accommodation, cafes and restaurants	—	—	—	268	206	—	—	474	66
Agriculture, forestry and fishing	—	—	—	494	4,357	395	3	5,249	494
Construction	—	—	—	660	473	2	1	1,136	742
Finance and insurance	2,512	—	70	357	1,270	4,602	39	8,850	777
Government, administration and defence	1,918	—	—	2	438	39	43	2,440	530
Manufacturing	—	—	—	394	1,503	12	2	1,911	1,334
Mining	—	—	—	11	253	—	—	264	209
Property	—	—	—	3,401	4,641	—	—	8,042	—
Property services and business services	—	—	—	772	692	55	—	1,519	1,250
Services	—	—	—	1,387	739	—	1	2,127	—
Trade	—	—	—	900	1,863	21	—	2,784	1,175
Transport and storage	—	—	—	163	959	2	—	1,124	420
Utilities	—	—	—	71	685	9	3	768	1,262
Retail Lending	—	—	—	19,002	—	26	1	19,029	5,977
Other	2	—	—	—	119	43	—	164	—
Total New Zealand	4,432	—	70	27,882	18,198	5,206	93	55,881	14,236

Note 28. Financial risk (continued)

	Consolidated 2009
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans for Consumer Purposes	Loans for Business Purposes	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other Overseas
Accommodation, cafes and restaurants	—	—	—	15	202	—	—	217	45
Agriculture, forestry and fishing	—	—	—	2	50	—	—	52	7
Construction	—	—	—	2	107	—	—	109	266
Finance and insurance	4,143	145	212	50	1,022	30	—	5,602	6,065
Government, administration and defence	—	—	339	—	10	—	—	349	6
Manufacturing	—	—	—	2	708	3	—	713	1,703
Mining	—	—	—	—	27	—	—	27	222
Property	—	—	—	24	128	—	—	152	—
Property services and business services	—	18	—	13	173	2	—	206	1,879
Services	—	27	—	9	257	—	—	293	—
Trade	—	—	—	5	208	—	—	213	459
Transport and storage	—	—	—	4	850	1	—	855	92
Utilities	—	—	—	—	584	—	—	584	109
Retail Lending	—	—	—	59	42	—	—	101	83
Other	—	—	3	797	342	—	—	1,142	112
Total Other Overseas	4,143	190	554	982	4,710	36	—	10,615	11,048

Other risk concentrations
Amounts due from financial institutions								18,309
Regulatory deposits								766
Total gross credit risk	34,779	3,063	1,630	301,240	166,603	33,187	12,384	571,961	142,488

Notes to the financial statements

Note 28. Financial risk (continued)

	Consolidated 2008
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans for Consumer Purposes	Loans for Business Purposes	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	—	—	—	83	3,779	1	—	3,863	944
Agriculture, forestry and fishing	—	—	—	84	5,541	106	—	5,731	1,149
Construction	—	—	—	174	4,027	77	—	4,278	8,591
Finance and insurance	21,347	1,815	81	990	17,580	28,279	9,965	80,057	18,302
Government, administration and defence	8,088	—	14	—	451	187	—	8,740	1,341
Manufacturing	71	12	—	103	10,120	353	31	10,690	8,004
Mining	—	—	—	11	1,853	320	817	3,001	4,718
Property	141	—	21	1,590	27,604	285	885	30,526	—
Property services and business services	135	—	100	371	6,410	89	—	7,105	8,281
Services	25	—	38	307	6,546	1	146	7,063	811
Trade	20	—	—	267	10,501	96	220	11,104	4,033
Transport and storage	78	—	—	32	5,453	68	73	5,704	1,259
Utilities	172	—	—	10	2,337	237	116	2,872	2,822
Retail Lending	—	664	—	154,985	—	163	178	155,990	27,949
Other	—	—	58	190	1,473	31	48	1,800	14
Total Australia	30,077	2,491	312	159,197	103,675	30,293	12,479	338,524	88,218
New Zealand
Accommodation, cafes and restaurants	—	—	—	264	172	—	—	436	63
Agriculture, forestry and fishing	—	—	—	543	4,131	234	—	4,908	552
Construction	—	—	—	638	389	9	—	1,036	894
Finance and insurance	2,727	56	—	363	1,499	3,696	68	8,409	1,196
Government, administration and defence	130	—	—	4	322	52	—	508	765
Manufacturing	85	—	—	399	1,765	11	—	2,260	1,432
Mining	—	—	—	9	251	—	—	260	249
Property	—	—	—	3,306	4,822	—	—	8,128	—
Property services and business services	—	—	—	683	922	282	—	1,887	1,352
Services	—	—	69	1,605	802	—	—	2,476	—
Trade	—	—	—	803	2,374	8	—	3,185	1,138
Transport and storage	13	—	—	156	915	—	—	1,084	372
Utilities	—	—	—	81	694	10	—	785	889
Retail Lending	—	—	—	18,629	—	1	—	18,630	6,137
Other	—	—	—	—	297	48	—	345	119
Total New Zealand	2,955	56	69	27,483	19,355	4,351	68	54,337	15,158

In the current year we have refined the presentation of our industry classifications to more appropriately reflect the source of our credit exposures. To allow comparability to 30 September 2009, we have restated comparative periods.

Note 28. Financial risk (continued)

	Consolidated 2008
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans for Consumer Purposes	Loans for Business Purposes	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other Overseas
Accommodation, cafes and restaurants	—	—	—	24	189	—	—	213	61
Agriculture, forestry and fishing	—	—	—	2	63	—	—	65	7
Construction	—	—	—	13	185	—	—	198	163
Finance and insurance	6,502	—	737	—	1,041	98	—	8,378	4,297
Government, administration and defence	—	—	495	2	11	—	—	508	96
Manufacturing	—	—	—	20	879	51	—	950	1,433
Mining	—	—	—	—	41	—	—	41	244
Property	—	—	—	73	24	—	—	97	—
Property services and business services	—	—	—	40	243	—	—	283	1,047
Services	—	—	—	51	294	—	—	345	—
Trade	—	—	—	76	247	—	—	323	366
Transport and storage	—	—	—	59	553	—	—	612	253
Utilities	—	—	—	1	423	—	—	424	161
Retail Lending	—	—	—	44	29	—	—	73	78
Other	—	—	—	836	317	17	—	1,170	7
Total Other Overseas	6,502	—	1,232	1,241	4,539	166	—	13,680	8,213

Other risk concentrations
Amounts due from financial institutions								21,345
Regulatory deposits								927
Total gross credit risk	39,534	2,547	1,613	187,921	127,569	34,810	12,547	428,813	111,589

In the current year we have refined the presentation of our industry classifications to more appropriately reflect the source of our credit exposures. To allow comparability to 30 September 2009, we have restated comparative periods.

Notes to the financial statements

Note 28. Financial risk (continued)

	Parent Entity 2009
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans for Consumer Purposes	Loans for Business Purposes	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	—	—	—	103	4,127	6	—	4,236	647
Agriculture, forestry and fishing	—	—	—	87	6,246	9	—	6,342	1,050
Construction	—	—	—	224	4,308	46	—	4,578	6,980
Finance and insurance	17,024	741	211	1,116	17,081	22,714	—	58,887	15,570
Government, administration and defence	7,480	24	—	—	532	224	—	8,260	1,809
Manufacturing	153	75	—	137	10,390	606	—	11,361	7,890
Mining	22	11	—	18	1,565	51	—	1,667	4,476
Property	—	7	52	1,611	26,576	426	—	28,672	—
Property services and business services	85	28	—	515	6,003	176	—	6,807	8,554
Services	56	40	—	395	6,465	33	—	6,989	810
Trade	19	—	—	327	11,107	149	—	11,602	4,358
Transport and storage	85	11	—	45	6,730	182	—	7,053	1,231
Utilities	32	—	100	17	2,495	614	—	3,258	3,528
Retail Lending	—	383	—	176,502	36	356	—	177,277	34,056
Other	—	—	1	20	1,075	42	—	1,138	16
Total Australia	24,956	1,320	364	181,117	104,736	25,634	—	338,127	90,975
New Zealand
Accommodation, cafes and restaurants	—	—	—	—	2	—	—	2	13
Agriculture, forestry and fishing	—	—	—	—	462	395	—	857	132
Construction	—	—	—	—	3	2	—	5	168
Finance and insurance	789	—	—	—	945	4,585	—	6,319	667
Government, administration and defence	16	—	—	—	178	38	—	232	350
Manufacturing	—	—	—	—	703	12	—	715	878
Mining	—	—	—	—	216	—	—	216	192
Property	—	—	—	—	962	—	—	962	—
Property services and business services	—	—	—	—	344	55	—	399	538
Services	—	—	—	—	234	—	—	234	—
Trade	—	—	—	—	1,013	21	—	1,034	518
Transport and storage	—	—	—	—	562	2	—	564	332
Utilities	—	—	—	—	618	9	—	627	1,238
Retail Lending	—	—	—	—	—	26	—	26	—
Other	2	—	—	—	50	43	—	95	—
Total New Zealand	807	—	—	—	6,292	5,188	—	12,287	5,026

Note 28. Financial risk (continued)

	Parent Entity 2009
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans for Consumer Purposes	Loans for Business Purposes	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other Overseas
Accommodation, cafes and restaurants	—	—	—	15	164	—	—	179	44
Agriculture, forestry and fishing	—	—	—	2	13	—	—	15	5
Construction	—	—	—	2	77	—	—	79	263
Finance and insurance	4,143	91	96	49	713	30	—	5,122	6,061
Government, administration and defence	—	—	2	—	9	—	—	11	6
Manufacturing	—	—	—	2	624	—	—	626	1,683
Mining	—	—	—	—	—	—	—	—	222
Property	—	—	—	24	57	—	—	81	—
Property services and business services	—	—	—	13	122	—	—	135	1,872
Services	—	—	—	9	256	—	—	265	—
Trade	—	—	—	5	107	—	—	112	443
Transport and storage	—	—	—	4	756	—	—	760	89
Utilities	—	—	—	—	432	—	—	432	107
Retail Lending	—	—	—	20	33	—	—	53	68
Other	—	—	—	396	270	—	—	666	7
Total Other Overseas	4,143	91	98	541	3,633	30	—	8,536	10,870

Other risk concentrations
Amounts due from financial institutions								12,366
Regulatory deposits								737
Total gross credit risk	29,906	1,411	462	181,658	114,661	30,852	—	372,053	106,871

Notes to the financial statements

Note 28. Financial risk (continued)

	Parent Entity 2008
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans for Consumer Purposes	Loans for Business Purposes	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	—	—	—	88	3,772	1	—	3,861	944
Agriculture, forestry and fishing	—	—	—	89	5,534	106	—	5,729	1,149
Construction	—	—	—	183	4,022	77	—	4,282	8,591
Finance and insurance	21,270	804	41	1,042	18,078	28,153	—	69,388	18,302
Government, administration and defence	8,088	—	7	—	451	187	—	8,733	1,341
Manufacturing	71	12	—	108	10,086	353	—	10,630	8,004
Mining	—	—	—	12	1,852	320	—	2,184	4,718
Property	93	—	11	1,949	27,243	285	—	29,581	—
Property services and business services	92	—	51	391	6,403	89	—	7,026	6,793
Services	29	—	101	323	6,437	1	—	6,891	811
Trade	20	—	—	281	10,488	96	—	10,885	4,033
Transport and storage	55	—	—	34	5,449	68	—	5,606	1,259
Utilities	173	—	—	11	2,338	237	—	2,759	2,822
Retail Lending	—	664	—	154,183	—	164	—	155,011	27,946
Other	—	—	29	200	1,471	31	—	1,731	14
Total Australia	29,891	1,480	240	158,894	103,624	30,168	—	324,297	86,727
New Zealand
Accommodation, cafes and restaurants	—	—	—	—	3	—	—	3	19
Agriculture, forestry and fishing	—	—	—	—	485	234	—	719	142
Construction	—	—	—	—	36	9	—	45	84
Finance and insurance	1,074	—	—	—	1,165	3,687	—	5,926	818
Government, administration and defence	130	—	—	—	152	52	—	334	591
Manufacturing	85	—	—	—	881	11	—	977	961
Mining	—	—	—	—	220	—	—	220	234
Property	—	—	—	—	1,086	—	—	1,086	—
Property services and business services	—	—	—	—	461	282	—	743	574
Services	—	—	—	—	259	—	—	259	—
Trade	—	—	—	—	1,416	8	—	1,424	476
Transport and storage	—	—	—	—	556	—	—	556	287
Utilities	13	—	—	—	641	10	—	664	868
Retail Lending	—	—	—	—	—	1	—	1	—
Other	—	—	—	—	112	48	—	160	119
Total New Zealand	1,302	—	—	—	7,473	4,342	—	13,117	5,173

In the current year we have refined the presentation of our industry classifications to more appropriately reflect the source of our credit exposures. To allow comparability to 30 September 2009, we have restated comparative periods.

Note 28. Financial risk (continued)

	Parent Entity 2008
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans for Consumer Purposes	Loans for Business Purposes	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other Overseas
Accommodation, cafes and restaurants	—	—	—	23	180	—	—	203	59
Agriculture, forestry and fishing	—	—	—	1	23	—	—	24	4
Construction	—	—	—	12	62	—	—	74	161
Finance and insurance	5,145	—	240	—	938	77	—	6,400	4,175
Government, administration and defence	—	—	60	2	6	—	—	68	96
Manufacturing	—	—	—	18	841	51	—	910	1,427
Mining	—	—	—	—	—	—	—	—	244
Property	—	—	—	8	23	—	—	31	—
Property services and business services	—	—	—	37	192	—	—	229	1,039
Services	—	—	—	49	236	—	—	285	—
Trade	—	—	—	70	141	—	—	211	341
Transport and storage	—	—	—	57	465	—	—	522	246
Utilities	—	—	—	1	389	—	—	390	159
Retail Lending	—	—	—	43	17	—	—	60	64
Other	—	—	—	433	209	16	—	658	8
Total Other Overseas	5,145	—	300	754	3,722	144	—	10,065	8,023

Other risk concentrations
Amounts due from financial institutions	—	—	—	—	—	—	—	16,319	—
Regulatory deposits	—	—	—	—	—	—	—	885	—
Total gross credit risk	36,338	1,480	540	159,648	114,819	34,654	—	364,683	99,923

In the current year we have refined the presentation of our industry classifications to more appropriately reflect the source of our credit exposures. To allow comparability to 30 September 2009, we have restated comparative periods.

Notes to the financial statements

Note 28. Financial risk (continued)

28.2.6 Credit quality of financial assets

The tables below segregate the financial assets of the Group and Westpac between financial assets that are neither past due nor impaired, past due but not impaired and impaired.

An asset is considered to be past due when any payment under the contractual terms have been missed. The amount included as past due is the entire contractual balance, rather than the overdue portion. The split in the tables below does not reflect the basis by which credit risk is managed within Westpac.

Westpac considers loans for business purposes to be delinquent after considering all relevant circumstances surrounding the customer. Loans for consumer purposes that are more than 5 days past due and evaluated to be high risk based on relevant customer behaviours are considered to be delinquent.

Financial assets of the Group at 30 September 2009 and 2008 can be disaggregated as follows:

	Consolidated 2009
	Neither Past Due Nor Impaired	Past Due But Not Impaired	Impaired	Total	Impairment Provision	Total Carrying Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	3,272	—	—	3,272	—	3,272
Due from other financial institutions	18,309	—	—	18,309	—	18,309
Derivative financial instruments	33,187	—	—	33,187	—	33,187
Trading securities	34,779	—	—	34,779	—	34,779
Other financial assets designated at fair value	3,042	—	21	3,063	—	3,063
Available-for-sale securities	1,574	—	56	1,630	—	1,630
Loans
Loans for consumer purposes	290,093	10,579	568	301,240	991	300,249
Loans for business purposes	159,675	3,726	3,202	166,603	3,393	163,210
Life insurance assets	12,377	7	—	12,384	—	12,384
Regulatory deposits with central banks overseas	766	—	—	766	—	766
Other financial assets	3,631	27	7	3,665	8	3,657
Total	560,705	14,339	3,854	578,898	4,392	574,506

	Consolidated 2008
	Neither Past Due Nor Impaired	Past Due But Not Impaired	Impaired	Total	Impairment Provision	Total Carrying Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	4,809	—	—	4,809	—	4,809
Due from other financial institutions	21,345	—	—	21,345	—	21,345
Derivative financial instruments	34,810	—	—	34,810	—	34,810
Trading securities	39,532	—	12	39,544	10	39,534
Other financial assets designated at fair value	2,547	—	—	2,547	—	2,547
Available-for-sale securities	1,618	—	—	1,618	5	1,613
Loans
Loans for consumer purposes	177,720	9,900	301	187,921	676	187,245
Loans for business purposes	122,681	4,012	876	127,569	1,269	126,300
Life insurance assets	12,536	11	—	12,547	—	12,547
Regulatory deposits with central banks overseas	927	—	—	927	—	927
Other financial assets	2,140	54	5	2,199	7	2,192
Total	420,665	13,977	1,194	435,836	1,967	433,869

Note 28. Financial risk (continued)

Financial assets of the Parent Entity at 30 September 2009 and 2008 can be disaggregated as follows:

	Parent Entity 2009
	Neither Past Due Nor Impaired	Past Due But Not Impaired	Impaired	Total	Impairment Provision	Total Carrying Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	2,578	—	—	2,578	—	2,578
Due from other financial institutions	12,366	—	—	12,366	—	12,366
Derivative financial instruments	30,852	—	—	30,852	—	30,852
Trading securities	29,906	—	—	29,906	—	29,906
Other financial assets designated at fair value	1,404	—	7	1,411	—	1,411
Available-for-sale securities	410	—	52	462	—	462
Loans
Loans for consumer purposes	174,374	7,150	134	181,658	567	181,091
Loans for business purposes	110,814	2,061	1,786	114,661	2,061	112,600
Life insurance assets	—	—	—	—	—	—
Regulatory deposits with central banks overseas	737	—	—	737	—	737
Due from subsidiaries	83,228	—	—	83,228	—	83,228
Other financial assets	1,963	22	5	1,990	6	1,984
Total	448,632	9,233	1,984	459,849	2,634	457,215

	Parent Entity 2008
	Neither Past Due Nor Impaired	Past Due But Not Impaired	Impaired	Total	Impairment Provision	Total Carrying Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	4,502	—	—	4,502	—	4,502
Due from other financial institutions	16,319	—	—	16,319	—	16,319
Derivative financial instruments	34,654	—	—	34,654	—	34,654
Trading securities	36,336	—	12	36,348	10	36,338
Other financial assets designated at fair value	1,480	—	—	1,480	—	1,480
Available-for-sale securities	540	—	—	540	—	540
Loans
Loans for consumer purposes	151,039	8,489	120	159,648	568	159,080
Loans for business purposes	110,646	3,404	769	114,819	1,102	113,717
Life insurance assets	—	—	—	—	—	—
Regulatory deposits with central banks overseas	885	—	—	885	—	885
Due from subsidiaries	22,789	—	—	22,789	—	22,789
Other financial assets	1,635	42	3	1,680	6	1,674
Total	380,825	11,935	904	393,664	1,686	391,978

Notes to the financial statements

Note 28. Financial risk (continued)

28.2.7 Financial assets that are neither past due nor individually impaired

The credit quality of financial assets of the Group that are neither past due nor impaired have been assessed by reference to the credit risk rating system adopted internally:

	Consolidated
	2009				2008
	Strong	Good/ Satisfactory	Weak	Total	Strong	Good/ Satisfactory	Weak	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	3,272	—	—	3,272	4,809	—	—	4,809
Due from other financial institutions	18,207	102	—	18,309	21,345	—	—	21,345
Derivative financial instruments	26,838	6,273	76	33,187	31,934	2,837	39	34,810
Trading securities(1)	34,052	719	8	34,779	39,368	164	—	39,532
Other financial assets designated at fair value(1)	2,634	406	2	3,042	1,892	655	—	2,547
Available-for-sale securities	1,288	286	—	1,574	1,271	344	3	1,618
Loans
Loans for consumer purposes(2)	n/a	290,093	n/a	290,093	n/a	177,720	n/a	177,720
Loans for business purposes	59,003	88,378	12,294	159,675	58,158	60,898	3,625	122,681
Life insurance assets(1)	12,218	159	—	12,377	12,536	—	—	12,536
Regulatory deposits with central banks overseas	766	—	—	766	917	10	—	927
Other financial assets	2,905	703	23	3,631	1,208	918	14	2,140
Total financial assets	161,183	387,119	12,403	560,705	173,438	243,546	3,681	420,665

(1)

Trading securities, other financial assets designated at fair value and life insurance assets of $11,557 million (2008 $11,878 million) that do not have an assigned credit rating have been included in the strong category.

(2)

Loans for consumer purposes do not qualify as strong credit quality based on Westpac’s CRG’s. This class of loans are also not deemed to be weak as non-performing loans would be categorised as past due or impaired.

The credit quality of financial assets of the Parent Entity that are neither past due nor impaired, have been assessed by reference to the credit risk rating system adopted internally:

	Parent Entity
	2009				2008
	Strong	Good/ Satisfactory	Weak	Total	Strong	Good/ Satisfactory	Weak	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	2,578	—	—	2,578	4,502	—	—	4,502
Due from other financial institutions	12,364	2	—	12,366	16,319	—	—	16,319
Derivative financial instruments	24,761	6,055	36	30,852	33,785	849	20	34,654
Trading securities(1)	29,187	719	—	29,906	36,336	—	—	36,336
Other financial assets designated at fair value(1)	1,017	385	2	1,404	824	656	—	1,480
Available-for-sale securities	242	168	—	410	289	248	3	540
Loans
Loans for consumer purposes(2)	n/a	174,374	n/a	174,374	n/a	151,039	n/a	151,039
Loans for business purposes	54,560	49,807	6,447	110,814	56,610	50,963	3,073	110,646
Regulatory deposits with central banks overseas	737	—	—	737	885	—	—	885
Due from subsidiaries	83,228	—	—	83,228	22,789	—	—	22,789
Other financial assets	1,401	546	16	1,963	909	715	11	1,635
Total financial assets	210,075	232,056	6,501	448,632	173,248	204,470	3,107	380,825

(1)	Trading securities and other financial assets designated at fair value of $74 million (2008 $227 million) that do not have an assigned credit rating have been included in the strong category.
(2)

Loans for consumer purposes do not qualify as strong credit quality based on Westpac’s CRG’s. This class of loans are also not deemed to be weak as non-performing loans would be categorised as past due or impaired.

Note 28. Financial risk (continued)

28.2.8 Financial assets that are past due, but not individually impaired

An age analysis of financial assets that are past due, but not individually impaired is set out in the table below. For the purposes of this analysis an asset is considered to be past due when any payment under the contractual terms has been missed. The amount included is the entire contractual amount, rather than the overdue amount.

The Group expends considerable effort in monitoring overdue assets. Assets may be overdue for a number of reasons, including late payments or incomplete documentation. Late payment is often influenced by factors such as the holiday periods and the timing of weekends.

Financial assets that were past due, but not impaired can be disaggregated based on days overdue at 30 September 2009 as follows:

	Consolidated				Parent Entity
	1-5 days	6-89 days	90+ days	Total	1-5 days	6-89 days	90+ days	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans
Loans for consumer purposes	3,514	6,232	833	10,579	2,581	4,073	496	7,150
Loans for business purposes	1,128	1,603	995	3,726	904	880	277	2,061
Life insurance assets	—	7	—	7	—	—	—	—
Other financial assets	9	15	3	27	8	12	2	22
Total	4,651	7,857	1,831	14,339	3,493	4,965	775	9,233

Financial assets that were past due, but not impaired can be disaggregated based on days overdue at 30 September 2008 as follows:

	Consolidated				Parent Entity
	1-5 days	6-89 days	90+ days	Total	1-5 days	6-89 days	90+ days	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans
Loans for consumer purposes	3,136	6,188	576	9,900	3,065	4,903	521	8,489
Loans for business purposes	2,326	1,381	305	4,012	2,113	1,098	193	3,404
Life insurance assets	11	—	—	11	—	—	—	—
Other financial assets	21	30	3	54	18	21	3	42
Total	5,494	7,599	884	13,977	5,196	6,022	717	11,935

It has not been practicable to determine the fair value of collateral held against loans for consumer and business purposes. The following analysis shows the collateral held in support of past due, but not impaired financial assets, determined based on the value of collateral on the date of origination. A financial asset is deemed to be fully secured where the loan to value ratio (LVR) is less than or equal to 100%, partially secured financial assets have a LVR of greater than 100%. Unsecured financial assets primarily include highly rated corporate loans, credit cards and personal loans. This is summarised in the table below as at 30 September 2009:

	Consolidated			Parent Entity
	Loans for Consumer Purposes	Loans for Business Purposes	Total	Loans for Consumer Purposes	Loans for Business Purposes	Total
	%	%	%	%	%	%
Fully secured	87.1	51.3	77.7	91.7	51.6	82.8
Partially secured	2.1	22.4	7.4	0.2	18.0	4.2
Unsecured	10.8	26.3	14.9	8.1	30.4	13.0
Total	100.0	100.0	100.0	100.0	100.0	100.0

Notes to the financial statements

Note 28. Financial risk (continued)

Financial assets that were past due, but not impaired can be disaggregated based on the level of collateral held at 30 September 2008 as follows:

	Consolidated			Parent Entity
	Loans for Consumer Purposes	Loans for Business Purposes	Total	Loans for Consumer Purposes	Loans for Business Purposes	Total
	%	%	%	%	%	%
Fully secured	92.1	47.8	79.3	92.3	46.7	79.2
Partially secured	0.5	18.0	5.5	0.6	16.3	5.1
Unsecured	7.4	34.2	15.2	7.1	37.0	15.7
Total	100.0	100.0	100.0	100.0	100.0	100.0

28.2.9 Impaired financial assets

Financial assets assessed as impaired

The gross amount of impaired loans, along with the provision for impairment, by class of asset at 30 September 2009 was:

	Consolidated			Parent Entity
	Loans for Consumer Purposes	Loans for Business Purposes	Total	Loans for Consumer Purposes	Loans for Business Purposes	Total
	$m	$m	$m	$m	$m	$m
Individually impaired
Gross amount	207	2,903	3,110	37	1,675	1,712
Impairment provision	(96)	(1,130)	(1,226)	(15)	(746)	(761)
Carrying amount	111	1,773	1,884	22	929	951
Collectively impaired
Gross amount	361	299	660	97	111	208
Impairment provision	(164)	(92)	(256)	(91)	(53)	(144)
Carrying amount	197	207	404	6	58	64
Total gross amount	568	3,202	3,770	134	1,786	1,920
Total impairment provision	(260)	(1,222)	(1,482)	(106)	(799)	(905)
Total carrying amount	308	1,980	2,288	28	987	1,015

The gross amount of impaired loans, along with the provision for impairment, by class of asset at 30 September 2008 was:

	Consolidated			Parent Entity
	Loans for Consumer Purposes	Loans for Business Purposes	Total	Loans for Consumer Purposes	Loans for Business Purposes	Total
	$m	$m	$m	$m	$m	$m
Individually impaired
Gross amount	91	782	873	25	698	723
Impairment provision	(40)	(373)	(413)	(11)	(288)	(299)
Carrying amount	51	409	460	14	410	424
Collectively impaired
Gross amount	210	94	304	95	71	166
Impairment provision	(105)	(17)	(122)	(85)	(8)	(93)
Carrying amount	105	77	182	10	63	73
Total gross amount	301	876	1,177	120	769	889
Total impairment provision	(145)	(390)	(535)	(96)	(296)	(392)
Total carrying amount	156	486	642	24	473	497

Note 28. Financial risk (continued)

It has not been practicable to determine the fair value of collateral held against impaired loans for consumer and business purposes. The following analysis shows the collateral held in support of impaired financial assets, determined based on the value of collateral on the date of origination. A financial asset is deemed to be fully secured where the loan to value ratio (LVR) is less than or equal to 100%, partially secured financial assets have a LVR of greater than 100%. Unsecured financial assets primarily include highly rated corporate loans, credit cards and personal loans. This is summarised in the table below as at 30 September 2009:

	Consolidated			Parent Entity
	Loans for Consumer Purposes	Loans for Business Purposes	Total	Loans for Consumer Purposes	Loans for Business Purposes	Total
	%	%	%	%	%	%
Fully secured	42.9	17.0	20.9	30.9	9.4	10.9
Partially secured	20.9	31.9	30.2	1.9	40.3	37.6
Unsecured	36.2	51.1	48.9	67.2	50.3	51.5
Total	100.0	100.0	100.0	100.0	100.0	100.0

At 30 September 2008 financial assets that were deemed to be impaired can be disaggregated based on the level of collateral held:

	Consolidated			Parent Entity
	Loans for Consumer Purposes	Loans for Business Purposes	Total	Loans for Consumer Purposes	Loans for Business Purposes	Total
	%	%	%	%	%	%
Fully secured	63.0	9.0	22.8	25.3	9.9	12.0
Partially secured	0.7	39.5	29.6	1.9	38.3	33.4
Unsecured	36.3	51.5	47.6	72.8	51.8	54.6
Total	100.0	100.0	100.0	100.0	100.0	100.0

28.2.10 Non-performing loans

Non-performing loans comprise of non-accrual assets(1), overdrafts and revolving credit greater than 90 days past due and restructured loans.

Non-accrual assets

Non-accrual assets of the Group were attributed to the following geographical segments:

	Australia			New Zealand			Other Overseas			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	2,975	758	251	495	234	99	56	67	73	3,526	1,059	423
Impairment provision	(1,139)	(338)	(95)	(145)	(67)	(25)	(24)	(33)	(39)	(1,308)	(438)	(159)
Net	1,836	420	156	350	167	74	32	34	34	2,218	621	264

Overdrafts and revolving credit greater than 90 days past due

Overdrafts and revolving credit facilities greater than 90 days past due for the Group were attributed to the following geographical segments:

	Australia			New Zealand			Other Overseas			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	151	90	98	21	21	13	1	1	2	173	112	113
Impairment provision	(136)	(85)	(98)	(11)	(11)	(7)	(1)	(1)	(2)	(148)	(97)	(107)
Net	15	5	—	10	10	6	—	—	—	25	15	6

(1)

Loans with individually assessed impairment provisions held against them, excluding restructured loans, are classified as non-accrual for US Securities and Exchange Commission reporting. Under A-IFRS, interest income is recognised at the effective interest rate on the net balance.

Notes to the financial statements

Note 28. Financial risk (continued)

Restructured financial assets

Assets are deemed to be restructured financial assets when the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer.

Restructured financial assets for the Group were attributed to the following geographical segments:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	67	—	1	—	—	2	4	6	1	71	6	4
Impairment provision	(25)	—	—	—	—	—	(1)	—	—	(26)	—	—
Net	42	—	1	—	—	2	3	6	1	45	6	4

Restructured financial assets of the parent entity as at 30 September 2009 were:

	2009	2008
	$m	$m
Gross amount	70	1
Impairment provision	(25)	—
Net	45	1

Financial assets that were 90 days past due (with adequate security) were attributed to the following geographical segments:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	1,718	664	491	184	74	42	24	25	29	1,926	763	562

The following table summarises the interest received and foregone on impaired and restructured financial assets:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest received	8	1	—	16	3	4	—	—	—	24	4	4
Interest forgone	87	21	15	23	3	2	—	1	2	110	25	19

28.3 Funding and liquidity risk management

Liquidity risk is the potential inability to meet our payment obligations as they come due, without incurring unacceptable losses, which could potentially arise as a result of mismatched cash flows generated by our business. This risk is managed through our BRMC-approved liquidity framework.

Responsibility for liquidity management is delegated to Group Treasury, under oversight of MARCO. Group Treasury manages liquidity on a daily basis and submits monthly reports to MARCO and quarterly reports to the BRMC. Monthly reports are provided to APRA. Group Treasury is also responsible for monitoring our funding base and ensuring that it is prudently maintained and adequately diversified.

Our liquidity risk management framework models our ability to fund under both normal conditions and during a crisis situation (with models run globally and for specific geographical regions — Australia, New Zealand and offshore). This approach is designed to ensure that our funding framework is sufficiently flexible to ensure liquidity under a wide range of market conditions. The global liquidity management framework is reviewed annually. The annual review encompasses the funding scenarios modelled, the modelling approach, wholesale funding capacity, limit determination and minimum holdings of liquid assets. The liquidity framework is reviewed by MARCO and the GRRC prior to approval by the BRMC.

Group Treasury also undertakes an annual funding review that outlines the current funding strategy for the coming year. This review encompasses trends in global debt markets, peer analysis, wholesale funding capacity, estimation of our upcoming funding requirements, and a funding risk analysis. The annual funding strategy is reviewed by MARCO and the GRRC, prior to approval by the BRMC.

Note 28. Financial risk (continued)

We maintain a contingency funding plan that details the broad actions to be taken in response to severe disruptions in our ability to fund some or all of our activities in a timely manner and at a reasonable cost. This document is reviewed annually and defines a committee of senior executives to manage a crisis and allocates responsibility to individuals for key tasks. A media relations strategy, and detailed contact lists are also incorporated into this document.

28.3.1 Sources of liquidity

Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, product and term. Sources include, but are not limited to:

•                  deposits;

•                  debt issues;

•                  proceeds from sale of marketable securities;

•                  repurchase agreements with central banks;

•                  principal repayments on loans;

•                  interest income;

•                  fee income; and

•                  interbank deposit agreement (IDA).

The Group does not rely on committed funding lines as a source of liquidity.

In management’s opinion, liquidity is sufficient to meet our present requirements.

Wholesale funding

The wholesale funding base is diversified with respect to term, investor base, currency and funding instrument. Facilitating this issuance is an extensive funding infrastructure, covering short and long term debt issuance programmes in a range of key jurisdictions including the US market, Euro market, UK market, Japanese market and the Australian and New Zealand domestic markets. As a result of the global financial crisis and the introduction of sovereign guarantees for bank issuance in offshore jurisdictions, such as Ireland and the UK, the Australian government introduced the Commonwealth of Australia guarantee scheme for wholesale funding. This scheme is designed to support Australian financial institutions’ access to global funding markets.

We have continued to experience good funding access across our wholesale funding markets over the last year. While conditions over the year were challenging due to the global financial crisis, demand for our debt issuance in guaranteed and non-guaranteed form continued to be strong albeit at more expensive funding spreads.

At 30 September 2009, approximately 62% (2008 52%) of the Group’s total net funding was provided by customer deposits and 38% (2008 48%) was provided by wholesale sources.

To further strengthen the management of the Group’s funding base, a new measure, the Stable Funding Ratio (SFR), was adopted during the year which focuses on the composition of total net funding. Stable funding consists of customer deposits and wholesale term funding with residual maturity greater than twelve months (including securitisation). At 30 September 2009, the stable funding ratio was 84% (2008 70%).

More detailed analysis of our borrowings and outstandings from existing debt programmes and issuing shelves can be found in other notes to the financial statements including Note 17, Note 18, Note 22 and Note 23.

Credit ratings

As at 30 September 2009 the Group’s credit ratings were:

	2009			2008
	Short Term	Long Term	Outlook	Short Term	Long Term	Outlook
Standard & Poor’s	A-1+	AA	Stable	A-1+	AA	Stable
Moody’s Investors Services	P-1	Aa1	Rating watch negative	P-1	Aa1	Stable
Fitch Ratings	F1+	AA-	Stable	F1+	AA-	Rating watch positive

A credit rating is not a recommendation to buy, sell or hold our securities. Such ratings are subject to revision or withdrawal at any time by the assigning rating agency. Investors are cautioned to evaluate each rating independently of any other rating.

Notes to the financial statements

Note 28. Financial risk (continued)

Liquid assets

Group Treasury holds a portfolio of high quality liquid assets ($74 billion including internal securitisation) as a buffer against unforeseen funding requirements. These assets are 100% eligible for repurchase agreements with a central bank and are held in cash, government, semi-government and highly rated investment grade paper. The level of liquid asset holdings is reviewed at least annually and more frequently if required and is consistent with both the requirements of the balance sheet and market conditions.

WIB also has holdings of trading securities which arise from its daily business operations. These assets are typically high quality investment grade names, and stock is generally very liquid. While these assets are excluded from the Group’s prudential liquidity portfolio, we do consider them as a source of funds in our crisis scenario analysis.

28.3.2 Liquidity reporting

Scenario analysis

In fulfilling our obligations under APRA’s liquidity prudential standard, the Group performs scenario analysis on a daily basis. The ‘going concern’ and ‘crisis’ scenarios present the maturity profiles of cash flows, based on assumptions agreed with APRA.

The ‘going concern’ model measures our liquidity requirements under normal business conditions. Wholesale debt maturities are added to planned net asset growth to provide an estimate of the wholesale funding task across a range of time horizons. The cumulative liquidity mismatch is managed within a Board approved limit structure; with limits set at intervals from one week, to twelve months.

The ‘crisis’ scenario measures liquidity requirements during the first week of a name-specific crisis. The crisis model reflects normal model flows plus expected sources and applications of funds under crisis conditions. Under a crisis scenario Westpac is expected to experience large customer and wholesale outflows against which liquid assets are held to ensure continued solvency. In this scenario, the cumulative mismatch must be positive out to five business days.

Liquidity review

The table below outlines the review performed in managing our liquidity:

Frequency	Liquidity report
Daily	• Produced by Finance
• Reviewed by Market Risk Management
• Monitored within Group Treasury
Monthly	• Submitted to the BBRC(1)
• Submitted to MARCO
• Submitted to APRA
Quarterly	• Submitted to the GRRC
• Submitted to the BRMC

(1)	BBRC is the Banking Book Risk Committee, a sub-committee of MARCO, responsible for oversight of liquidity and interest rate risk mismatches in the banking book.

Note 28. Financial risk (continued)

28.3.3 Contractual maturity on an undiscounted basis

The tables below present cash flows associated with financial liabilities and derivatives, payable by the Group and the Parent Entity at the balance sheet date, by remaining contractual maturity. The amounts disclosed in the table are the contractual undiscounted cash flows, whereas the Group manages inherent liquidity risk based on expected cash flows.

Cash flows associated with liabilities include both principal payments as well as fixed or variable interest payments incorporated into the relevant coupon period. Principal payments reflect the earliest contractual maturity date, being the first call date on the instrument. Derivative liabilities designed for hedging purposes, expected to be held for their remaining contractual lives, reflect gross cash flows derived as the fixed rate and/or the expected variable rate applied to the notional principal over the remaining contractual term.

Foreign exchange obligations have been translated to AUD using the closing spot rates at the end of the reporting period.

The balances in the tables below will not necessarily agree to amounts presented on the face of the balance sheet as amounts in the table incorporate cash flows on an undiscounted basis and include both principal and associated future interest payments.

Trading liabilities and other financial liabilities that are designated at fair value through profit and loss are not necessarily all managed for liquidity purposes on the basis of their contractual maturity, therefore, these liabilities have not been presented on a contractual undiscounted basis.

	Consolidated 2009
	Overnight	Less Than 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	1 Year to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m	$m	$m
Liabilities
Due to other financial institutions	3,895	4,499	260	483	—	125	9,262
Deposits at fair value	128	14,811	30,056	13,015	959	—	58,969
Deposits at amortised cost	166,319	26,127	27,647	44,906	8,634	1,507	275,140
Debt issues and acceptances	260	11,433	14,894	31,080	78,813	7,357	143,837
Other financial liabilities	—	—	3,344	2,688	25	—	6,057
Trading liabilities and other financial liabilities designated at fair value	719	7,097	2,197	656	230	—	10,899
Derivative financial instruments:
Held for trading	29,706	—	—	—	—	—	29,706
Held for hedging purposes (net settled)	(1)	145	233	825	982	21	2,205
Held for hedging purposes (gross settled):
Cash outflow	—	380	4,559	6,255	22,724	2,633	36,551
Cash inflow	—	(298)	(4,384)	(5,205)	(17,436)	(2,127)	(29,450)
Total liabilities excluding loan capital	201,026	64,194	78,806	94,703	94,931	9,516	543,176
Loan capital(1)	1,921	31	59	1,528	6,859	2,260	12,658
Total undiscounted financial liabilities	202,947	64,225	78,865	96,231	101,790	11,776	555,834
Total contingent liabilities and commitments
Commitments to extend credit	127,295	—	—	—	—	—	127,295
Other commitments	2,370	—	—	—	—	—	2,370
Total undiscounted contingent liabilities and commitments	129,665	—	—	—	—	—	129,665

(1)	Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed in the overnight classification.

Notes to the financial statements

Note 28. Financial risk (continued)

	Consolidated 2008
	Overnight	Less Than 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	1 Year to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m	$m	$m
Liabilities
Due to other financial institutions	6,395	7,608	645	252	1,464	164	16,528
Deposits at fair value(1)	50	18,546	24,704	18,839	648	145	62,932
Deposits at amortised cost	106,770	22,972	15,708	25,031	4,015	1,825	176,321
Debt issues and acceptances	613	17,867	19,288	27,261	42,931	859	108,819
Other financial liabilities	—	—	3,080	2,690	13	—	5,783
Trading liabilities and other financial liabilities designated at fair value(1)	597	10,520	699	5,017	—	—	16,833
Derivative financial instruments:
Held for trading	23,810	—	—	—	—	—	23,810
Held for hedging purposes (net settled)	1	23	69	110	445	33	681
Held for hedging purposes (gross settled):
Cash outflow	—	217	2,857	2,249	2,965	1,657	9,945
Cash inflow	—	(183)	(2,826)	(2,049)	(2,476)	(1,295)	(8,829)
Total liabilities excluding loan capital	138,236	77,570	64,224	79,400	50,005	3,388	412,823
Loan capital(2)	1,020	39	572	283	6,484	1,852	10,250
Total undiscounted financial liabilities	139,256	77,609	64,796	79,683	56,489	5,240	423,073
Total contingent liabilities and commitments
Commitments to extend credit	95,944	—	—	—	—	—	95,944
Other commitments	1,746	—	—	—	—	—	1,746
Total undiscounted contingent liabilities and commitments	97,690	—	—	—	—	—	97,690

(1)

In the current year we have refined our presentation and analysed certain products that we rely upon for funding purposes over their term to more accurately reflect our liquidity exposure. To allow comparability to 30 September 2009, we have restated comparative periods.

(2)	Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed in the overnight classification.

Note 28. Financial risk (continued)

	Parent Entity 2009
	Overnight	Less Than 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	1 Year to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m	$m	$m
Liabilities
Due to other financial institutions	3,656	3,870	260	483	—	125	8,394
Deposits at fair value	55	13,756	28,576	12,754	955	—	56,096
Deposits at amortised cost	116,435	19,252	18,758	22,226	4,790	1,504	182,965
Debt issues and acceptances	260	7,632	11,049	22,822	58,767	6,087	106,617
Other financial liabilities	—	—	2,620	391	178	—	3,189
Due to subsidiaries	—	45,224	—	—	—	—	45,224
Trading liabilities and other financial liabilities designated at fair value	719	6,662	853	656	230	—	9,120
Derivative financial instruments:
Held for trading	28,674	—	—	—	—	—	28,674
Held for hedging purposes (net settled)	(1)	44	86	288	664	20	1,101
Held for hedging purposes (gross settled):
Cash outflow	—	176	4,150	2,536	17,529	1,609	26,000
Cash inflow	—	(136)	(4,060)	(1,820)	(12,717)	(1,175)	(19,908)
Total liabilities excluding loan capital	149,798	96,480	62,292	60,336	70,396	8,170	447,472
Loan capital(1)	1,921	20	36	1,024	5,017	1,694	9,712
Total undiscounted financial liabilities	151,719	96,500	62,328	61,360	75,413	9,864	457,184
Total contingent liabilities and commitments
Commitments to extend credit	94,906	—	—	—	—	—	94,906
Other commitments	1,207	—	—	—	—	—	1,207
Total undiscounted contingent liabilities and commitments	96,113	—	—	—	—	—	96,113

(1)	Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed in the overnight classification.

Notes to the financial statements

Note 28. Financial risk (continued)

	Parent Entity 2008
	Overnight	Less Than 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	1 Year to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m	$m	$m
Liabilities
Due to other financial institutions	6,544	7,582	621	178	—	164	15,089
Deposits at fair value(1)	50	18,359	22,609	17,646	634	145	59,443
Deposits at amortised cost	97,856	18,747	10,754	20,025	3,018	911	151,311
Debt issues and acceptances	—	13,764	15,205	19,097	40,338	811	89,215
Other financial liabilities	—	—	2,493	2,202	7	—	4,702
Due to subsidiaries	—	24,255	—	—	—	—	24,255
Trading liabilities and other financial liabilities designated at fair value(1)	597	10,458	699	5,017	—	—	16,771
Derivative financial instruments:
Held for trading	23,801	—	—	—	—	—	23,801
Held for hedging purposes (net settled)	1	23	68	110	445	33	680
Held for hedging purposes (gross settled):
Cash outflow	—	217	2,857	2,249	2,965	1,657	9,945
Cash inflow	—	(183)	(2,826)	(2,049)	(2,476)	(1,295)	(8,829)
Total liabilities excluding loan capital	128,849	93,222	52,480	64,475	44,931	2,426	386,383
Loan capital(2)	1,020	39	572	283	6,484	1,852	10,250
Total undiscounted financial liabilities	129,869	93,261	53,052	64,758	51,415	4,278	396,633
Total contingent liabilities and commitments
Commitments to extend credit	85,491	—	—	—	—	—	85,491
Other commitments	1,594	—	—	—	—	—	1,594
Total undiscounted contingent liabilities and commitments	87,085	—	—	—	—	—	87,085

(1)

In the current year we have refined our presentation and analysed certain products that we rely upon for funding purposes over their term to more accurately reflect our liquidity exposure. To allow comparability to 30 September 2009, we have restated comparative periods.

(2)	Where the terms of loan capital instruments include contingent settlement clauses, the amount due have been disclosed in the overnight classification.

Note 28. Financial risk (continued)

28.3.4 Expected maturity on a discounted basis

The following maturity analysis of the Group and the Parent Entity’s assets and liabilities is based on their expected maturity dates. The liability balances in the following tables will not agree to the contractual maturity on an undiscounted basis due to the analysis below being based on expected rather than contractual maturities, the impact of discounting and the exclusion of interest accruals. Included in the analysis below are equity securities classified as trading securities, available for sale investments and life insurance assets that have no specific maturity. These assets have been included in greater than 12 months.

	Consolidated 2009
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	3,272	—	3,272
Due from other financial institutions	18,309	—	18,309
Derivative financial instruments	19,239	13,948	33,187
Trading securities	21,381	13,398	34,779
Other financial assets designated at fair value	1,918	1,145	3,063
Available-for-sale securities	576	1,054	1,630
Loans (net of provisions)	113,974	349,485	463,459
Life insurance assets	685	11,699	12,384
Regulatory deposits with central banks overseas	762	4	766
All other assets	4,325	14,413	18,738
Total assets	184,441	405,146	589,587
Liabilities
Due to other financial institutions	9,134	101	9,235
Deposits	320,461	8,995	329,456
Derivative financial instruments	22,021	14,457	36,478
Trading liabilities and other financial liabilities designated at fair value	9,824	1,024	10,848
Debt issues and acceptances	51,436	81,588	133,024
Life insurance policy liabilities	137	11,600	11,737
All other liabilities	9,231	1,869	11,100
Total liabilities excluding loan capital	422,244	119,634	541,878
Loan capital	2,399	8,739	11,138
Total liabilities	424,643	128,373	553,016
Net assets	(240,202)	276,773	36,571

Notes to the financial statements

Note 28. Financial risk (continued)

	Consolidated 2008
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	4,809	—	4,809
Due from other financial institutions	21,345	—	21,345
Derivative financial instruments	18,373	16,437	34,810
Trading securities	22,786	16,748	39,534
Other financial assets designated at fair value	1,367	1,180	2,547
Available-for-sale securities	1,069	544	1,613
Loans (net of provisions)	63,249	250,296	313,545
Life insurance assets	812	11,735	12,547
Regulatory deposits with central banks overseas	919	8	927
All other assets	4,049	3,950	7,999
Total assets	138,778	300,898	439,676
Liabilities
Due to other financial institutions	14,630	1,231	15,861
Deposits	229,407	4,323	233,730
Derivative financial instruments	14,464	10,506	24,970
Trading liabilities and other financial liabilities designated at fair value	11,818	4,871	16,689
Debt issues and acceptances	56,954	43,415	100,369
Life insurance policy liabilities	583	11,370	11,953
All other liabilities	6,554	1,361	7,915
Total liabilities excluding loan capital	334,410	77,077	411,487
Loan capital	—	8,718	8,718
Total liabilities	334,410	85,795	420,205
Net assets	(195,632)	215,103	19,471

Note 28. Financial risk (continued)

	Parent 2009
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	2,578	—	2,578
Due from other financial institutions	12,366	—	12,366
Derivative financial instruments	18,767	12,085	30,852
Trading securities	16,514	13,392	29,906
Other financial assets designated at fair value	404	1,007	1,411
Available-for-sale securities	90	372	462
Loans (net of provisions)	65,444	228,247	293,691
Due from subsidiaries	83,228	—	83,228
Investment in subsidiaries	—	18,751	18,751
Regulatory deposits with central banks overseas	737	—	737
All other assets	2,412	3,378	5,790
Total assets	202,540	277,232	479,772
Liabilities
Due to other financial institutions	8,268	100	8,368
Deposits	230,706	5,507	236,213
Derivative financial instruments	21,326	12,028	33,354
Trading liabilities and other liabilities designated at fair value	8,058	1,024	9,082
Debt issues	39,075	59,087	98,162
Due to subsidiaries	45,224	—	45,224
All other liabilities	5,495	2,620	8,115
Total liabilities excluding loan capital	358,152	80,366	438,518
Loan capital	2,004	6,828	8,832
Total liabilities	360,156	87,194	447,350
Net assets	(157,616)	190,038	32,422

Notes to the financial statements

Note 28. Financial risk (continued)

	Parent 2008
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	4,502	—	4,502
Due from other financial institutions	16,319	—	16,319
Derivative financial instruments	18,337	16,317	34,654
Trading securities	18,011	18,327	36,338
Other financial assets designated at fair value	354	1,126	1,480
Available-for-sale securities	263	277	540
Loans (net of provisions)	58,460	214,337	272,797
Due from subsidiaries	22,789	—	22,789
Investment in subsidiaries	—	4,258	4,258
Regulatory deposits with central banks overseas	885	—	885
All other assets	3,078	1,944	5,022
Total assets	142,998	256,586	399,584
Liabilities
Due to other financial institutions	14,779	101	14,880
Deposits	201,611	3,981	205,592
Derivative financial instruments	14,511	10,469	24,980
Trading liabilities and other liabilities designated at fair value	11,819	4,809	16,628
Debt issues	45,000	36,718	81,718
Due to subsidiaries	24,255	—	24,255
All other liabilities	5,034	988	6,022
Total liabilities excluding loan capital	317,009	57,066	374,075
Loan capital	—	8,718	8,718
Total liabilities	317,009	65,784	382,793
Net assets	(174,011)	190,802	16,791

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

Financial Market’s trading book activity represents dealings that encompass book running and distribution activity. The types of market risk arising from trading activity include interest rate, foreign exchange, commodity, equity price, credit spread and volatility risk.

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

The BRMC has approved an overall market risk VaR limit for trading activities. MARCO has approved separate VaR sub-limits for the trading activities of Financial Markets and Group Treasury.

Note 28. Financial risk (continued)

Backtesting

Daily backtesting of VaR results is performed to support model integrity. A review of both the potential profit and loss outcomes is also undertaken to monitor any skew created by the historical data.

Stress testing

Daily stress testing against pre-determined scenarios is carried out to analyse potential losses arising from extreme or unexpected movements beyond the 99% confidence level. An escalation framework around selective stress tests has been approved by MARCO. Stress and scenario tests include historical market movements, those defined by MARCO or Market Risk Management and independent scenarios developed by Westpac’s economics department.

Profit and loss notification framework

The BRMC has approved a profit and loss notification framework. Included in this framework are levels of escalation in accordance with the size of the profit or loss. Triggers are applied to both a 1-day and a rolling 20-day cumulative total.

Risk reporting

Daily monitoring of current exposure and limit utilisation is conducted independently by the Market Risk Management unit, which monitors market risk exposures against VaR and structural limits. Daily VaR position reports are produced by risk type, by product lines and by geographic region. These are supplemented by structural risk reporting, advice of profit and loss trigger levels and stress test escalation trigger points. Model accreditation has been granted by APRA to use the internal model for the determination of regulatory capital for the key classes of interest rate (general market), foreign exchange, commodity and equity (including specific risk) risks. Specific risk refers to the variations in individual security prices that cannot be explained by general market movements and event and default risk.

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

The following controls allow for continuous monitoring of market risk by management:

•                  trading authorities and responsibilities are clearly delineated at all levels to provide accountability;

•                  a structured system of limits and reporting of exposures;

•                  all new products and significant product variations undergo an approval process to confirm business risks have been identified prior to launch;

•                  models that are used to determine risk or profit and loss for Westpac’s financial statements are independently reviewed;

•                  duties are segregated so that employees involved in the origination, processing and valuation of transactions operate under separate reporting lines, minimising the opportunity for collusion; and

•                  legal counsel approves documentation to ensure it complies with relevant laws and regulations.

Segregation of duties is a significant feature of Westpac’s internal controls. Separation of persons executing transactions from those responsible for processing contracts, confirming transactions, settling transactions, approving the accounting methodology or entries and performing revaluations minimises opportunities for fraud or embezzlement. Additionally, Internal Audit reviews compliance with policies, procedures and limits.

The table below depicts the aggregate VaR, by risk type, for the Group for the six months ended 30 September 2009, 31 March 2009 and 30 September 2008:

	Consolidated
	30 September 2009			31 March 2009			30 September 2008
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	59.9	24.2	37.7	52.4	17.3	31.3	29.3	8.2	20.4
Foreign exchange risk	10.8	1.2	5.4	16.0	2.6	7.9	20.1	1.9	9.4
Equity risk	2.0	1.0	1.4	4.5	1.0	2.3	4.5	1.6	2.9
Commodity risk(1)	6.4	1.0	3.6	6.1	1.0	2.8	4.1	1.2	2.5
Other market risks(2)	26.0	17.7	21.4	48.2	17.3	28.2	30.2	7.8	17.8
Diversification effect	n/a	n/a	(29.7)	n/a	n/a	(31.3)	n/a	n/a	(26.9)
Net market risk	54.5	23.7	39.8	56.5	28.2	41.2	38.3	19.1	26.0

(1)	Includes Electricity risk.
(2)	Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

Notes to the financial statements

Note 28. Financial risk (continued)

VaR numbers include St.George trading positions from 18 November 2008 on an additive basis. The impact of this inclusion on the overall VaR is small, with St.George risk typically being less than 5% of the total.

The table below depicts the aggregate VaR, by risk type, for the Parent Entity for the six months ended 30 September 2009, 31 March 2009 and 30 September 2008:

	Parent Entity
	30 September 2009			31 March 2009			30 September 2008
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	58.1	23.1	36.2	51.1	16.4	30.3	29.3	8.2	20.4
Foreign exchange risk	10.6	1.2	5.3	16.0	2.2	7.7	20.1	1.9	9.4
Equity risk	2.0	1.0	1.4	4.5	1.0	2.3	4.5	1.6	2.9
Commodity risk(1)	6.4	1.0	3.6	6.1	1.0	2.8	4.1	1.2	2.5
Other market risks(2)	26.0	17.7	21.4	48.2	17.3	28.2	30.2	7.8	17.8
Diversification effect	n/a	n/a	(29.6)	n/a	n/a	(31.2)	n/a	n/a	(26.9)
Net market risk	52.5	22.6	38.3	55.0	28.2	40.1	38.3	19.1	26.0

(1)	Includes Electricity risk.
(2)	Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

28.4.2 Non-traded risk (Interest Rate Risk in the Banking Book)

Approach

The banking book activities that give rise to market risk include lending activities, balance sheet funding and capital management. Interest rate risk, currency risk and funding and liquidity risk are inherent in these activities. Group Treasury’s ALM unit is responsible for managing the interest rate risk arising from these activities.

All material regions, business lines and legal entities are included in Westpac’s Interest Rate Risk in the Banking Book (IRRBB) framework.

Asset and liability management

ALM manages the structural interest rate mismatch associated with the transfer priced balance sheet, including the investment of Westpac’s capital to its agreed benchmark duration. A key risk management objective is to achieve reasonable stability of net interest income (NII) over time. These activities are overseen by the independent Market Risk Management unit, reviewed by MARCO and conducted within a risk framework and appetite set down by the BRMC.

Material non-traded interest rate risk is managed in three centres. Sydney manages risk associated with the Australian balance sheet, the Wellington office manages risk associated with the New Zealand balance sheet and the London centre manages risk associated with all other locations. The risk from these three centres is monitored both at a local and aggregate level.

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

NaR limit

The BRMC has approved a NaR limit. This limit is managed by the Group Treasurer and is expressed as a deviation from benchmark hedge levels over a one-year rolling time frame, at a 99% confidence level. This limit is monitored by Market Risk Management.

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

Note 28. Financial risk (continued)

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

•                  capital that is defined to be permanently employed in an offshore jurisdiction (for example to meet regulatory or prudential requirements) and which has no fixed term is hedged;

•                  capital or profits that are denominated in currencies to which we have an immaterial exposure are not hedged; and

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

Risk reporting

Interest rate risk in the banking book risk measurement systems and personnel are centralised in Sydney. These include front office product systems which capture all treasury funding and derivative transactions, the transfer pricing system which captures all retail transactions in Australia and New Zealand, non-traded VaR systems and the NII system which calculates NII and NaR for the Australian and New Zealand balance sheets.

Daily monitoring of current exposure and limit utilisation is conducted independently by Market Risk Management, which monitors market risk exposures against VaR and NaR limits. Reports detailing structural positions and VaR are produced and distributed daily for use by dealers and management across all stakeholder groups. Monthly and quarterly reports are produced for the senior management market risk forums of MARCO and the BRMC respectively to provide transparency of material market risks and issues.

Risk mitigation

Market risk arising in the banking book stems from the ordinary course of banking activities, including structural interest rate risk (the mismatch between the duration of assets and liabilities) and capital management. Hedging Westpac’s exposure to interest rate risk is undertaken using derivatives. The hedge accounting strategy adopted is to utilise a combination of cash flow, fair value and net investment hedge approaches. Some derivatives held for economic hedging purposes do not meet the criteria for hedge accounting as defined under AASB 139, and therefore are accounted for in the same way as derivatives held for trading.

The same controls as used to monitor traded market risk allow for the continuous monitoring by management of non-traded market risk.

The table below depicts the aggregate VaR for non-traded market rate risk for the six months ended 30 September 2009, 31 March 2009 and 30 September 2008:

Consolidated
	30 September 2009			31 March 2009			30 September 2008
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Half year ended	20.8	1.9	10.3	16.9	2.3	7.1	9.8	1.1	3.8

The non-traded VaR for the Parent Entity was $3.8 million at 30 September 2009 ($7.2 million at 31 March 2009, $3.1 million at 30 September 2008).

Notes to the financial statements

Note 29. Fair values of financial assets and liabilities

Determination of fair value

Fair values are subject to a control framework that is independent of the risk taker. The control framework for WIB comprises of accounting policies and procedures governing the valuation process. It was established and is currently monitored by the WIB Finance Middle Office. Similar policies exist in BTFG. There are three primary methods of determining fair value according to the following hierarchy:

(i)                   Quoted market price (Level 1)

This valuation methodology uses recent unadjusted quoted prices for identical assets or liabilities in active markets where the price represents actual and regularly occurring market transactions on an arm’s length basis.

(ii)                Valuation technique using observable inputs (Level 2)

Where quoted market prices are not available, inputs including quoted prices for similar assets and liabilities in active markets and other inputs that are observable for the asset or liability held, are used in a widely accepted valuation model. The valuation techniques include the use of discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

(iii)             Valuation technique with significant non-observable inputs (Level 3)

Valuation techniques where at least one significant input is not observable and reliance is placed on reasonable assumptions based on market conditions at the balance sheet date. These estimates are calibrated against industry standards, economic models and observable transaction prices where possible.

When the discount rate is set at a spread to the standard discount rate, the spread data may be unobservable. Default rates and recovery rates may be unobservable, depending on the frequency of trade in the markets. Future prepayment rates are considered unobservable.

Due to the number of different valuation models used and the underlying assumptions made regarding inputs selected, such as timing and amounts of future cash flows, discount rates, credit risk and volatility, it is often difficult to compare the fair value information disclosed here, against the fair value information disclosed by other financial institutions.

The fair values of large holdings of financial instruments are based on a multiple of the estimated value of a single instrument, and do not include block adjustments for the size of the holding.

The fair values disclosed in this note represent estimates at which the instruments could be exchanged. However, the intention is to hold many of these instruments to maturity and thus it is possible that the realised amount may differ to the amounts disclosed in the tables below.

Note 29. Fair values of financial assets and liabilities (continued)

The table below summarises the basis for the determination of the fair value of financial instruments at 30 September 2009 that are measured at fair value after initial recognition:

	Consolidated				Parent Entity
		Valuation	Valuation			Valuation	Valuation
	Quoted	Techniques	Techniques		Quoted	Techniques	Techniques
	Market	(Market	(Non-Market		Market	(Market	(Non-Market
	Prices	Observable)	Observable)	Total	Prices	Observable)	Observable)	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Derivative financial instruments	253	32,906	28	33,187	253	30,571	28	30,852
Trading securities	1,371	33,302	106	34,779	350	29,495	61	29,906
Other financial assets designated at fair value	932	1,467	664	3,063	21	726	664	1,411
Available-for-sale securities(1)	442	833	—	1,275	220	227	—	447
Life insurance assets	11,970	414	—	12,384	—	—	—	—
Total assets carried at fair value	14,968	68,922	798	84,688	844	61,019	753	62,616
Liabilities
Deposits at fair value	—	58,491	—	58,491	—	55,632	—	55,632
Derivative financial instruments	75	36,329	74	36,478	103	33,177	74	33,354
Trading liabilities and other financial liabilities designated at fair value	52	10,796	—	10,848	52	9,030	—	9,082
Debt issues at fair value	—	34,272	136	34,408	—	29,166	—	29,166
Total liabilities carried at fair value	127	139,888	210	140,225	155	127,005	74	127,234

(1)

At 30 September 2009 financial instruments with a carrying value of $355 million were included in available-for-sale securities, however as their fair value could not be reliably measured these were carried at cost. The equivalent amount for the Parent Entity was $15 million. These amounts have not been included in the table above.

Notes to the financial statements

Note 29. Fair values of financial assets and liabilities (continued)

The table below summarises the basis for the determination of the fair value of financial instruments at 30 September 2008 that were measured at fair value after initial recognition:

	Consolidated				Parent Entity
		Valuation	Valuation			Valuation	Valuation
	Quoted	Techniques	Techniques		Quoted	Techniques	Techniques
	Market	(Market	(Non-Market		Market	(Market	(Non-Market
	Prices	Observable)	Observable)	Total	Prices	Observable)	Observable)	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Derivative financial instruments	13,367	21,332	111	34,810	13,335	21,214	105	34,654
Trading securities	202	39,277	55	39,534	202	36,081	55	36,338
Other financial assets designated at fair value	1,041	1,233	273	2,547	30	1,177	273	1,480
Available-for-sale securities(1)	506	600	3	1,109	—	506	3	509
Life insurance assets	10,724	1,823	—	12,547	—	—	—	—
Total assets carried at fair value	25,840	64,265	442	90,547	13,567	58,978	436	72,981
Liabilities
Deposits at fair value	—	60,011	—	60,011	—	56,523	—	56,523
Derivative financial instruments	11,950	12,962	58	24,970	11,945	12,977	58	24,980
Trading liabilities and other financial liabilities designated at fair value	304	16,385	—	16,689	304	16,324	—	16,628
Debt issues at fair value	40	38,439	214	38,693	—	30,438	—	30,438
Total liabilities carried at fair value	12,294	127,797	272	140,363	12,249	116,262	58	128,569

(1)

At 30 September 2008 financial instruments with a carrying value of $504 million were included in available-for-sale securities, however as their fair value could not be reliably measured these were carried at cost. The equivalent amount for the Parent Entity was $31 million. These amounts have not been included in the table above.

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group or Westpac’s reported results.

For financial assets and financial liabilities measured at fair value through the profit and loss, when the transaction price in a non-active market is different to the fair value from other observable current market transactions in the same instrument or based on valuation technique whose variable include only data from observable markets, Westpac recognises the difference between the transaction price and the fair value (‘day 1’ profit or loss) in the income statement as ‘Non-interest income’. In cases where use is made of data which is not observable, day 1 profit or loss is only recognised in the income statement when the inputs become observable, or over the life of the instrument.

The following table summarises the deferral and recognition of day 1 profit or loss for the Group and the Parent Entity, where a valuation technique has been applied for which not all the inputs are observable in the market:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Balance at the beginning of the period	22	38	22	38
Deferral on new transactions	8	11	8	11
Recognised in the income statement during the period	(19)	(27)	(19)	(27)
Subsequent to observability	—	—	—	—
Derecognition of the instruments	—	—	—	—
Exchange differences	—	—	—	—
Balance at the end of the period	11	22	11	22

Note 29. Fair values of financial assets and liabilities (continued)

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. AASB 7 requires the disclosure of the fair value of those financial instruments not already carried at fair value in the balance sheet. The fair value is the amount for which an asset could be exchanged, or a liability settled, in an arm’s-length transaction between knowledgeable, willing parties. The fair value disclosure does not cover those instruments that are not considered to be financial instruments from an accounting perspective, such as income tax and intangible assets.

The table below summarises the carrying value and fair value of all financial instruments of the Group and the Parent Entity as at 30 September 2009:

	Consolidated		Parent Entity
	Amount	Fair Value	Amount	Fair Value
	$m	$m	$m	$m
Financial assets
Cash and balances with central banks	3,272	3,272	2,578	2,578
Due from other financial institutions	18,309	18,309	12,366	12,366
Derivative financial instruments	33,187	33,187	30,852	30,852
Trading securities	34,779	34,779	29,906	29,906
Other financial assets designated at fair value	3,063	3,063	1,411	1,411
Available-for-sale securities(1)	1,630	1,630	462	462
Loans (net of impairment provision)	463,459	462,879	293,691	292,981
Life insurance assets	12,384	12,384	—	—
Regulatory deposits with central banks overseas	766	766	737	737
Due from subsidiaries	—	—	83,228	83,228
Other financial assets	2,443	2,443	1,793	1,793
Total financial assets	573,292	572,712	457,024	456,314
Financial liabilities
Due to other financial institutions	9,235	9,235	8,368	8,368
Deposit at fair value	58,491	58,491	55,632	55,632
Deposits at amortised cost	270,965	271,534	180,581	180,847
Derivative financial instruments	36,478	36,478	33,354	33,354
Trading liabilities and other financial liabilities designated at fair value	10,848	10,848	9,082	9,082
Debt issues at fair value	34,408	34,408	29,166	29,166
Debt issues at amortised cost	96,945	97,070	67,604	68,404
Acceptances	1,671	1,671	1,392	1,392
Due to subsidiaries	—	—	45,224	45,224
Loan capital	11,138	11,143	8,832	8,874
Total financial liabilities	530,179	530,878	439,235	440,343

(1)

At 30 September 2009 financial instruments with a carrying value of $355 million were included in available-for-sale securities, however as their fair value could not be reliably measured these were carried at cost. The equivalent amount for the Parent Entity was $15 million. These amounts have not been included in the fair value hierarchy tables.

Notes to the financial statements

Note 29. Fair values of financial assets and liabilities (continued)

The table below summarises the carrying value and fair value of financial instruments of the Group and Westpac as at 30 September 2008:

	Consolidated		Parent Entity
	Amount	Fair Value	Amount	Fair Value
	$m	$m	$m	$m
Financial assets
Cash and balances with central banks	4,809	4,809	4,502	4,502
Due from other financial institutions	21,345	21,345	16,319	16,319
Derivative financial instruments	34,810	34,810	34,654	34,654
Trading securities	39,534	39,534	36,338	36,338
Other financial assets designated at fair value	2,547	2,547	1,480	1,480
Available-for-sale securities(1)	1,613	1,613	540	540
Loans (net of impairment provision)	313,545	313,021	272,797	272,349
Life insurance assets	12,547	12,547	—	—
Regulatory deposits with central banks overseas	927	927	885	885
Due from subsidiaries	—	—	22,789	22,789
Other financial assets	2,191	2,191	1,674	1,674
Total financial assets	433,868	433,344	391,978	391,530
Financial liabilities
Due to other financial institutions	15,861	15,861	14,880	14,880
Deposit at fair value	60,011	60,011	56,523	56,523
Deposits at amortised cost	173,719	174,092	149,069	149,416
Derivative financial instruments	24,970	24,970	24,980	24,980
Trading liabilities and other financial liabilities designated at fair value	16,689	16,689	16,628	16,628
Debt issues at fair value	38,692	38,693	30,438	30,438
Debt issues at amortised cost	57,706	57,269	47,309	47,009
Acceptances	3,971	3,971	3,971	3,971
Due to subsidiaries	—	—	24,255	24,255
Loan capital	8,718	8,193	8,718	8,193
Total financial liabilities	400,337	399,749	376,771	376,293

(1)

At 30 September 2008 financial instruments with a carrying value of $504 million were included in available-for-sale securities, however as their fair value could not be reliably measured these were carried at cost. The equivalent amount for the Parent Entity was $31 million. These amounts have not been included in the fair value hierarchy tables.

For financial instruments not carried at fair value in the balance sheet, fair value has been derived as follows:

Loans

The carrying value of loans is net of individually and collectively assessed provisions for impairment charges. The fair value of loans is based on observable market transactions, where available. In the absence of observable market transactions, fair value is estimated using discounted cash flow models. For variable rate loans, the discount rate used is the current effective interest rate. The discount rate applied for fixed rate loans reflects the market rate for the maturity of the loan and the credit worthiness of the borrower.

Deposits

Deposits by customers’ accounts are grouped by maturity. Fair values of deposit liabilities payable on demand (interest free, interest bearing and savings deposits) approximate their carrying value. Fair values for term deposits are estimated using discounted cash flows, applying market rates offered for deposits of similar remaining maturities.

Debt issues and loan capital

The fair values are calculated using quoted market prices, where available. Where a quoted market price is not available, the fair value is determined using a discounted cash flow model. The discount rates applied reflect the terms of the instruments, the timing of the estimated cash flows and are adjusted for any changes in the applicable credit rating of Westpac.

Other financial assets and liabilities

For all other financial assets and liabilities the carrying value approximates to the fair value. These items are either short term in nature, reprice frequently or are of a high credit rating.

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

The following terms are used in the remainder of this note to describe the Group and the Westpac Parent Entity’s exposure to derivatives. Reference to the Group applies equally to the Parent Entity.

The notional amount is a measure of the volume which may be used for examining changes in derivative activity over time. The notional amount is the face value of the contract and does not reflect the amount at risk which is generally only a small fraction of this value.

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

Through the use of credit derivatives, the Group is exposed to or protected from the risk of default of the underlying entity referenced by the derivative dependant on whether the Group is a purchaser or seller of the credit protection. The primary credit derivatives used by the Group are credit default swaps. Credit default swaps are contracts that provide for a specified payment to be made to the purchaser of the swap following a defined credit event.

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

Hedging

Hedging the Group’s exposures to interest rate, credit and foreign exchange rate risk is undertaken in the normal course of business by using derivatives. This activity is principally carried out in Group Treasury within a risk management framework of limits, practices and procedures set and overseen by MARCO.

The hedge accounting strategy adopted by Westpac is to utilise a combination of cash flow, fair value and net investment hedge approaches. Some derivatives held for economic hedging purposes do not meet the criteria for hedge accounting as defined under AASB 139 and therefore are accounted for in the same way as derivatives held for trading. This includes the management of risks associated with future New Zealand dollar earnings and the management of credit risk exposures in Westpac’s lending portfolio.

Notes to the financial statements

Note 30. Derivative financial instruments (continued)

a.              Fair value hedges

The Group hedge a proportion of their interest rate risk and foreign exchange risk in medium term debt issuances through fair value hedges in the form of single currency and cross-currency interest rate derivatives. The Group also hedge part of their interest rate risk in the fair value of fixed rate assets and liabilities denominated both in local and foreign currencies through the use of interest rate derivatives.

For the Group, the change in the fair value of hedging instruments designated in fair value hedges was $494 million loss (30 September 2008 $136 million loss) while the change in the fair value of hedged items, attributed to the hedge risk was $497 million gain (30 September 2008 $133 million gain).

For the Westpac Parent Entity, the change in the fair value of hedging instruments designated in fair value hedges was $675 million gain (30 September 2008 $80 million gain) while the change in the fair value of hedged items, attributed to the hedge risk was $668 million loss (30 September 2008 $80 million loss).

b.             Cash flow hedges

The Group hedges exposure to volatility of interest cash flows from floating-rate customer deposits and loans through the use of interest rate derivatives.

The Group also hedges exposure to foreign currency principal and interest cash flows from floating-rate medium term debt issuances through the use of cross-currency derivatives.

c.              Dual fair value and cash flow hedges

The Group hedges foreign currency denominated medium term debt using cross-currency interest rate derivatives, designated as fair value hedges of foreign interest rates and cash flow hedges of foreign exchange rates.

d.             Net investment hedges

The Group hedges the majority of the currency translation risk of net investments in foreign operations through foreign exchange forward transactions. There were no significant changes to the level of hedging during the current year.

Note 30. Derivative financial instruments (continued)

The notional amount and fair values of derivative instruments held for trading and designated as hedges are set out in the following tables:

	Consolidated
	30 September 2009			30 September 2008
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Held for trading
Interest rate
Futures(1)	113,220	110	—	98,749	79	—
Forwards	77,783	28	(24)	81,462	58	(59)
Swaps	823,536	12,695	(11,640)	728,775	7,412	(6,202)
Options	32,719	155	(128)	32,638	115	(90)
Foreign exchange
Forwards	348,378	8,108	(9,565)	422,936	13,421	(12,011)
Swaps	177,559	8,260	(7,232)	172,999	10,568	(4,571)
Options	15,074	247	(220)	26,689	626	(448)
Commodities	4,674	376	(348)	6,824	169	(168)
Equities and credit	30,279	585	(549)	21,633	396	(261)
Total held for trading derivatives	1,623,222	30,564	(29,706)	1,592,705	32,844	(23,810)
Fair value hedges
Interest rate
Swaps	12,277	210	(372)	13,317	73	(128)
Foreign exchange
Swaps(2)	36,689	1,373	(4,051)	15,817	1,048	(504)
Total fair value hedging derivatives	48,966	1,583	(4,423)	29,134	1,121	(632)
Cash flow hedges
Interest rate
Futures(1)	766	—	—	1,886	(3)	—
Swaps	82,660	818	(1,725)	46,184	347	(352)
Foreign exchange
Swaps	6,859	219	(614)	9,797	500	(134)
Total cash flow hedging derivatives	90,285	1,037	(2,339)	57,867	844	(486)
Net investment hedges	2,886	3	(10)	2,727	1	(42)
Total net investment hedges	2,886	3	(10)	2,727	1	(42)
Total Derivatives	1,765,359	33,187	(36,478)	1,682,433	34,810	(24,970)

(1)	Futures contract fair value is settled daily with the exchange.
(2)	Included with foreign exchange swaps are derivatives designated in both cash flow and fair value hedge relationships under the dual designation strategy.

Notes to the financial statements

Note 30. Derivative financial instruments (continued)

	Parent Entity
	30 September 2009			30 September 2008
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Held for trading
Interest rate
Futures(1)	113,220	110	—	98,750	79	—
Forwards	77,783	28	(24)	81,462	58	(59)
Swaps	762,173	11,482	(10,892)	728,272	7,460	(6,254)
Options	32,108	152	(127)	32,638	115	(90)
Foreign exchange
Forwards	348,312	7,881	(9,347)	421,652	13,390	(12,007)
Swaps	176,396	8,237	(7,172)	172,310	10,511	(4,533)
Options	14,887	242	(216)	26,689	626	(448)
Commodities	4,674	375	(347)	6,824	169	(168)
Equities and credit	30,252	589	(549)	21,528	401	(260)
Total held for trading derivatives	1,559,805	29,096	(28,674)	1,590,125	32,809	(23,819)
Fair value hedges
Interest rate
Swaps	2,110	27	(70)	13,286	73	(129)
Foreign exchange
Swaps(2)	20,692	847	(3,043)	15,817	926	(504)
Total fair value hedging derivatives	22,802	874	(3,113)	29,103	999	(633)
Cash flow hedges
Interest rate
Futures(1)	766	—	—	1,886	(2)	—
Swaps	52,951	660	(945)	46,184	347	(352)
Foreign exchange
Swaps	6,859	220	(614)	9,797	500	(134)
Total cash flow hedging derivatives	60,576	880	(1,559)	57,867	845	(486)
Net investment hedges	2,175	2	(8)	2,727	1	(42)
Total net investment hedges	2,175	2	(8)	2,727	1	(42)
Total Derivatives	1,645,358	30,852	(33,354)	1,679,822	34,654	(24,980)

(1)	Futures contract fair value is settled daily with the exchange.
(2)	Included with foreign exchange swaps are derivatives designated in both cash flow and fair value hedge relationships under the dual designation strategy.

Amounts accumulated in equity in respect of cash flow hedges are recycled to the income statement when the forecast transaction occurs.

Underlying cash flows from cash flow hedges are, as a proportion of total cash flows, expected to occur in the following periods:

	Less Than	1 Month to	3 Months	1 Year to	2 to	3 to	4 to	Over
	1 Month	3 Months	to 1 Year	2 Years	3 Years	4 Years	5 Years	5 Years
2009
Cash inflows (assets)	2.0%	11.2%	18.5%	29.1%	13.3%	13.0%	8.9%	4.0%
Cash outflows (liabilities)	2.1%	10.6%	20.4%	28.5%	13.5%	11.5%	10.1%	3.3%
2008
Cash inflows (assets)	2.0%	4.0%	24.0%	35.0%	23.0%	5.0%	6.0%	1.0%
Cash outflows (liabilities)	2.0%	3.0%	23.0%	37.0%	23.0%	5.0%	6.0%	1.0%

For the year ended 30 September 2009 a loss on cashflow hedges of $12 million was recognised due to hedge ineffectiveness (30 September 2008 $2 million gain). In the parent entity, a loss on cashflow hedges of $12 million was recognised due to hedge ineffectiveness for the year ended 30 September 2009 (30 September 2008 $5 million gain).

Note 31. Capital adequacy

APRA has responsibility for the prudential supervision of authorised deposit-taking institutions (ADIs), life and general insurance companies and superannuation funds in Australia. Westpac is an ADI.

Australia’s risk-based capital adequacy guidelines are generally consistent with the approach agreed upon by the Basel Committee on Banking Supervision. APRA has exercised its discretion in applying the Basel framework to Australian ADIs. On balance, the applications of these discretions act to reduce reported capital ratios relative to those reported in other jurisdictions.

Australian banks are required to maintain a minimum ratio of capital to risk-adjusted assets of at least 8%. At least half of this capital must be in the form of ‘Tier 1’ capital. Subject to certain limitations, Tier 1 capital consists of paid-up share capital, retained profits, certain reserves and other equity instruments, less the deduction of certain intangible assets, capitalised expense and software, and retained earnings in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes. The balance of eligible capital is defined as ‘supplementary’ or ‘Tier 2’ capital. Supplementary capital includes, subject to limitations, mandatory convertible notes, perpetual floating rate notes and like instruments, and term subordinated debt (provided such term debt is not in excess of 50% of Tier 1 capital) less a deduction for holdings of Westpac’s own subordinated debt. Deductions with equal scaling at Tier 1 and Tier 2 include capital invested or guarantees or similar support provided to entities involved in securitisation, in insurance and funds management, controlled entities not already deducted at Tier 1 level, excess investments in non-subsidiary entities and any shortfall of provisions compared to regulatory expected loss.

Capital management strategy

Westpac’s approach seeks to balance the fact that capital is an expensive form of funding with the need to be adequately capitalised as an ADI. Westpac considers the need to balance efficiency, flexibility and adequacy when determining sufficiency of capital and when developing capital management plans.

Westpac details these considerations through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

•                  consideration of both economic (calibrated to Westpac’s AA debt rating) and regulatory capital driven requirements;

•                  a process which challenges the capital measures, coverage and requirements which incorporates a comparison of economic and regulatory requirements and the use of the Quantitative Scenario Analysis (stress testing) framework that considers among others, the impact of adverse economic scenarios that threaten the achievement of planned outcomes;

•                  consideration of the perspectives of external stakeholders such as regulators, rating agencies and equity investors; and

•                  the development of a capital management strategy including target capital ratios, capital buffers and contingency plans which guide the development of specific capital plans.

Our target ratios are summarised in the table below:

Capital measure	Target ratio
Group Tier 1 ratio	6.75 - 7.75%
Group total regulatory capital ratio	9.75 - 10.75%

The Group’s capital ratios are in compliance with APRA minimum capital adequacy requirements.

Current market conditions and the uncertainty around responses to the global financial crisis see us operating above our target range.

Notes to the financial statements

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

Where the Westpac Parent Entity and the Group have continuing involvement with the securitisation vehicle, through on-going exposure to the risks and rewards associated with the assets, the provision of derivatives, liquidity facilities and trust management and operational services, the originated assets remain recognised on the balance sheet for accounting purposes and Westpac consolidates the securitisation vehicles.

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

Securitisation risk management

Credit exposure

Where relevant, counterparty exposure arising from funding, liquidity, credit support and funding facilities, foreign exchange and swap arrangements for both own asset securitisation and customer funding conduits are approved within the Group’s normal credit process and are captured and monitored in key source systems along with other facilities and derivatives entered into by Westpac.

Market risk

Exposures arising from transactions with securitisation conduits and other counterparties are captured as part of Westpac’s traded and non-traded market risk reporting and limit management framework.

The interest rate and basis risk generated by Westpac’s provision of hedge arrangements to securitisation vehicles are captured and managed in Westpac’s Asset and Liability Management framework. The risk generated by Westpac’s provision of liquidity and redraw facilities to own asset vehicles is captured and managed within Treasury’s liquidity risk management (LRM) policies along with all other contingent liquidity facilities.

Funding and liquidity management

Exposure to and the impact of securitisation transactions are managed under the Market and Liquidity Risk Management Framework and are integrated into routine reporting for capital and liquidity positions, net interest margin analysis, balance sheet forecasting and funding scenario testing. The annual funding plan incorporates consideration of overall liquidity risk limits and the level of securitisation of Westpac originated assets. Westpac provided undrawn funding and liquidity facilities to the customer funding conduit of $2.4 billion at 30 September 2009 (30 September 2008 $4 billion). Similarly undrawn funding and liquidity facilities of $206 million were provided by Westpac (30 September 2008 $261 million) for the securitisation of its own assets.

Note 32. Securitisation (continued)

The table below presents assets securitised by the Group:

	Consolidated
	2009			2008
		Customer			Customer
	Own assets	conduits	Total	Own assets	conduits	Total
	$m	$m	$m	$m	$m	$m
Residential mortgage	13,555	2,279	15,834	4,708	3,200	7,908
Auto and equipment finance	701	—	701	—	—	—
Other assets securitised	—	166	166	—	940	940
Other(1)	734	—	734	203	—	203
Total	14,990	2,445	17,435	4,911	4,140	9,051

(1)	This reflects cash and accrued income held by the own asset securitisation vehicles, which have not yet been distributed to noteholders.

The table below presents assets securitised by the Parent Entity:

	Parent Entity
	2009			2008
		Customer			Customer
	Own assets(1)	conduits	Total	Own assets	conduits	Total
	$m	$m	$m	$m	$m	$m
Residential mortgage	30,621	—	30,621	13,900	—	13,900
Auto and equipment finance	—	—	—	—	—	—
Other assets securitised	—	—	—	—	—	—
Other(2)	1,116	—	1,116	812	—	812
Total	31,737	—	31,737	14,712	—	14,712

(1)

Own assets securitised by the Parent Entity include internal mortgage backed securitisation $27,438 million (30 September 2008 $9,192 million) which are available for external issuance and qualifies for repurchase with the RBA.

(2)	This reflects cash and accrued income held by the own asset securitisation vehicles, which have not yet been distributed to noteholders.

The table below presents the underlying liabilities of the Group as a result of the securitisation of assets:

	Consolidated
	2009			2008
		Customer			Customer
	Own assets	conduits	Total	Own assets	conduits	Total
	$m	$m	$m	$m	$m	$m
Notes issued	14,193	2,440	16,633	4,921	4,151	9,072

The table below presents the underlying liabilities of the Parent Entity as a result of the securitisation of assets:

	Parent Entity
	2009			2008
		Customer			Customer
	Own assets	conduits	Total	Own assets	conduits	Total
	$m	$m	$m	$m	$m	$m
Due to subsidaries	31,473	—	31,473	14,734	—	14,734

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

Notes to the financial statements

Note 33. Group segment information

The following segmental information is based on the new organisational structure including St.George. The divisions reported in the 30 September 2008 Annual Report have been reorganised into:

•                  Westpac Retail and Business Banking (WRBB);

•                  St.George Bank;

•                  BT Financial Group Australia (BTFG);

•                  Westpac Institutional Bank (WIB);

•                  New Zealand Banking (NZ); and

•                  Other divisions.

The basis of segment reporting reflects the management of the business, rather than the legal structure of the Group. The business segment results have been presented on a management reporting basis and consequently internal charges and transfer pricing adjustments have been reflected in the performance of each business segment. Inter-segment pricing is determined on an arm’s length basis.

Primary reporting – business segments

The business segments are defined by the customers they service and the services they provide:

•                  WRBB is responsible for sales, marketing and customer service for all consumer and small to medium enterprise customers within Australia under the Westpac and RAMS brands;

•                  St.George Bank is responsible for sales, marketing and customer service for our consumer, business and corporate customers in Australia under the St.George brand. It also includes the management and operation of BankSA;

•                  BTFG is Westpac’s wealth management business. As a result of the merger with St.George, BTFG now includes operations under the Asgard, Advance, Licensee Select, Magnitude, BankSA, and Securitor brands. BTFG designs, manufactures and distributes financial products that are designed to help our customers achieve their financial goals by administering, managing and protecting their assets;

•                  WIB delivers a broad range of financial services to commercial, corporate, institutional and government customers either based in or with interests in Australia and New Zealand. Customers are supported through Westpac branches and subsidiaries located in Australia, New Zealand, New York, London and Asia;

•                  New Zealand Banking, which provides a full range of retail and commercial banking and wealth management products and services to consumer and business customers throughout New Zealand. New Zealand Banking operates under the Westpac New Zealand, Westpac Life New Zealand and BT New Zealand brands; and

•                  Other Divisions comprise of Pacific Banking, Group Treasury, Product and Operations, Technology and Core Support. The majority of the direct operating expenses of Other are recharged back to the business segments.

Note 33. Group segment information (continued)

	Consolidated 2009
	WRBB	St.George Bank	WIB	BTFG	NZ	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Revenue from external customers(1)	13,678	6,456	5,768	1,820	3,384	4,199	35,305
Internal revenue	324	307	1,187	57	(93)	(1,782)	—
Total segment revenue	14,002	6,763	6,955	1,877	3,291	2,417	35,305
Interest income	12,404	5,867	4,520	535	3,052	4,068	30,446
Interest expense	(3,550)	(2,018)	(2,691)	(229)	(923)	(9,389)	(18,800)
Internal charges(2)	(3,911)	(1,536)	(68)	(43)	(1,122)	6,680	—
Net interest income	4,943	2,313	1,761	263	1,007	1,359	11,646
Non-interest income	1,274	589	1,248	1,285	332	131	4,859
Total operating income before operating expenses and impairment charges	6,217	2,902	3,009	1,548	1,339	1,490	16,505
Depreciation, amortisation and impairment	(73)	(93)	(40)	(53)	(53)	(283)	(595)
Other non-cash expenses	(95)	(31)	(44)	(54)	(4)	(177)	(405)
Other operating expenses	(2,775)	(1,064)	(927)	(743)	(547)	(115)	(6,171)
Total operating expenses	(2,943)	(1,188)	(1,011)	(850)	(604)	(575)	(7,171)
Impairment charges	(551)	(547)	(1,516)	(17)	(466)	(141)	(3,238)
Profit before income tax	2,723	1,167	482	681	269	774	6,096
Income tax expense	(815)	(350)	(143)	(208)	(73)	(990)	(2,579)
Minority interest	—	—	—	(4)	(2)	(65)	(71)
Net profit attributable to equity holders of Westpac Banking Corporation	1,908	817	339	469	194	(281)	3,446
Total assets	219,624	127,585	114,639	26,085	40,128	61,526	589,587
Total liabilities	123,544	81,876	101,065	25,460	24,015	197,056	553,016
Acquisition of property, plant and equipment, goodwill and other intangible assets	429	6,551	569	1,202	66	748	9,565

(1)	Revenue from external customers comprised of interest income and non-interest income.
(2)	Internal charges are eliminated on consolidation.

Changes in the carrying value of goodwill and other intangible assets related to each business segment for the year ended 30 September 2009 are presented in the table below:

	Consolidated 2009
	WRBB	St.George Bank	WIB	BTFG	NZ	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	723	—	180	1,075	434	13	2,425
Addition through merger	388	4,332	487	955	—	—	6,162
Other goodwill acquired during the year	—	—	9	—	—	—	9
Impairment	—	—	—	—	(2)	—	(2)
Foreign exchange adjustments/other adjustments	1	—	—	3	(1)	—	3
Balance as at year end	1,112	4,332	676	2,033	431	13	8,597
Other intangible assets
Balance as at beginning of the year	73	—	52	104	85	250	564
Addition through merger	—	2,219	—	198	—	76	2,493
Other intangibles acquired during the year	7	—	60	25	34	169	295
Other intangible amortisation, impairment, foreign exchange movements/other adjustments	(5)	(161)	(35)	(50)	(39)	(118)	(408)
Balance as at year end	75	2,058	77	277	80	377	2,944

Notes to the financial statements

Note 33. Group segment information (continued)

	Consolidated 2008
	WRBB	WIB	BTFG	NZ	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers(1)	13,701	9,194	1,243	4,030	5,296	33,464
Internal revenue	403	1,515	(24)	(181)	(1,713)	—
Total segment revenue	14,104	10,709	1,219	3,849	3,583	33,464
Interest income	12,345	8,084	147	3,675	4,830	29,081
Interest expense	(3,379)	(4,284)	1	(1,501)	(12,696)	(21,859)
Internal charges(2)	(4,679)	(2,552)	(37)	(1,204)	8,472	—
Net interest income	4,287	1,248	111	970	606	7,222
Non-interest income	1,356	1,110	1,096	355	466	4,383
Total operating income before operating expenses and impairment charges	5,643	2,358	1,207	1,325	1,072	11,605
Depreciation, amortisation and impairment	(76)	(28)	(24)	(63)	(335)	(526)
Other non-cash expenses	(112)	(29)	(26)	(3)	(45)	(215)
Other operating expenses	(2,599)	(845)	(595)	(533)	(142)	(4,714)
Total operating expenses	(2,787)	(902)	(645)	(599)	(522)	(5,455)
Impairment charges	(352)	(341)	(4)	(143)	(91)	(931)
Profit before income tax	2,504	1,115	558	583	459	5,219
Income tax expense	(752)	(319)	(155)	(185)	124	(1,287)
Minority interest	—	—	(4)	(3)	(66)	(73)
Net profit attributable to equity holders of Westpac Banking Corporation	1,752	796	399	395	517	3,859
Total assets	193,925	119,040	22,660	39,939	64,112	439,676
Total liabilities	106,832	82,704	23,967	23,534	183,168	420,205
Acquisition of property, plant and equipment, goodwill and other intangible assets	206	56	37	71	304	674

(1)	Revenue from external customers comprised of interest income and non-interest income.
(2)	Internal charges are eliminated on consolidation.

Changes in the carrying value of goodwill and other intangible assets related to each business segment for the year ended 30 September 2008 are presented in the table below:

	Consolidated 2008
	WRBB	WIB	BTFG	NZ	Other	Total
	$m	$m	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	605	110	1,217	460	6	2,398
Goodwill acquired during the year	131	—	—	—	7	138
Goodwill disposal during the year	—	—	(85)	—	—	(85)
Impairment	—	—	—	(18)	—	(18)
Foreign exchange adjustments/other adjustments	(13)	70	(57)	(8)	—	(8)
Balance as at year end	723	180	1,075	434	13	2,425
Other intangible assets
Balance as at beginning of the year	46	51	115	97	282	591
Other intangibles acquired during the year	58	46	29	55	152	340
Other intangible amortisation, impairment, foreign exchange movements/other adjustments	(31)	(45)	(40)	(67)	(184)	(367)
Balance as at year end	73	52	104	85	250	564

Note 33. Group segment information (continued)

	Consolidated 2007
	WRBB	WIB	BTFG	NZ	Other	Total
	$m	$m	$m	$m	$m	$m
Revenue from external customers(1)	11,023	7,743	1,339	3,198	2,778	26,081
Internal revenue	350	1,414	(2)	(27)	(1,735)	—
Total segment revenue	11,373	9,157	1,337	3,171	1,043	26,081
Interest income	9,741	6,682	226	2,834	2,592	22,075
Interest expense	(2,173)	(3,805)	1	(1,097)	(8,688)	(15,762)
Internal charges(2)	(3,688)	(1,878)	(105)	(834)	6,505	—
Net interest income	3,880	999	122	903	409	6,313
Non-interest income	1,282	1,061	1,113	364	186	4,006
Total operating income before operating expenses and impairment charges	5,162	2,060	1,235	1,267	595	10,319
Depreciation, amortisation and impairment	(76)	(1)	(10)	(53)	(181)	(321)
Other non-cash expenses	(102)	(33)	(28)	(4)	(51)	(218)
Other operating expenses	(2,431)	(786)	(577)	(544)	188	(4,150)
Total operating expenses	(2,609)	(820)	(615)	(601)	(44)	(4,689)
Impairment charges	(276)	(93)	(3)	(71)	(39)	(482)
Profit before income tax	2,277	1,147	617	595	512	5,148
Income tax expense	(680)	(338)	(176)	(189)	(247)	(1,630)
Minority interest	—	—	1	(3)	(65)	(67)
Net profit attributable to equity holders of Westpac Banking Corporation	1,597	809	442	403	200	3,451
Total assets	168,775	98,029	23,263	37,618	49,935	377,620
Total liabilities	94,331	71,066	21,943	21,859	150,513	359,712
Acquisition of property, plant and equipment, goodwill and other intangible assets	46	29	35	53	235	398

(1)	Revenue from external customers comprised of interest income and non-interest income.
(2)	Internal charges are eliminated on consolidation.

Changes in the carrying value of goodwill and other intangible assets related to each business segment for the year ended 30 September 2007 are presented in the table below:

	Consolidated 2007
	WRBB	WIB	BTFG	NZ	Other	Total
	$m	$m	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	605	110	1,217	465	6	2,403
Foreign exchange adjustments/other adjustments	—	—	—	(5)	—	(5)
Balance as at year end	605	110	1,217	460	6	2,398
Other intangible assets
Balance as at beginning of the year	42	52	117	88	250	549
Other intangibles acquired during the year	22	27	17	51	134	251
Other intangible amortisation	(18)	(28)	(19)	(42)	(102)	(209)
Balance as at year end	46	51	115	97	282	591

Notes to the financial statements

Note 33. Group segment information (continued)

Secondary reporting — geographic segments

Geographic segmentation of assets, revenue and profit is based on the location of the office in which these items are booked. Intersegment pricing is determined on an arm’s length basis.

	2009		2008		2007
	$m	%	$m	%	$m	%
Revenue
Australia	30,003	85.0	28,185	84.3	20,966	80.3
New Zealand	4,705	13.3	4,529	13.5	4,527	17.4
Other(1)	597	1.7	750	2.2	588	2.3
Total	35,305	100.0	33,464	100.0	26,081	100.0
Profit before income tax
Australia	5,143	84.4	4,266	81.7	3,931	76.3
New Zealand	457	7.5	567	10.9	931	18.1
Other(1)	496	8.1	386	7.4	286	5.6
Total	6,096	100.0	5,219	100.0	5,148	100.0
Net profit attributable to equity holders of Westpac Banking Corporation
Australia	3,546	102.9	3,245	84.1	2,631	76.3
New Zealand	(368)	(10.7)	353	9.1	671	19.4
Other(1)	268	7.8	261	6.8	149	4.3
Total	3,446	100.0	3,859	100.0	3,451	100.0
Total assets
Australia	513,926	87.2	364,342	82.9	315,270	83.5
New Zealand	58,018	9.8	57,309	13.0	52,187	13.8
Other(1)	17,643	3.0	18,025	4.1	10,163	2.7
Total	589,587	100.0	439,676	100.0	377,620	100.0
Acquisition of property, plant and equipment, goodwill and other intangible assets
Australia	8,751	91.5	353	52.4	339	85.1
New Zealand	66	0.7	71	10.5	46	11.6
Other(1)	748	7.8	250	37.1	13	3.3
Total	9,565	100.0	674	100.0	398	100.0

(1)	Other includes Pacific Islands, Asia, Americas and Europe.

Note 34. Auditor’s remuneration

During the financial year, the auditor of the Group and Parent Entity, PricewaterhouseCoopers (PwC), and its related practices earned the following remuneration including goods and services tax:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$’000	$’000	$’000	$’000
PwC - Australian firm
Audit and review of financial reports of Westpac Banking Corporation or any entity in the Group	14,603	11,859	12,617	11,127
Other audit-related work	1,537	1,218	1,425	1,218
Total audit and other assurance services	16,140	13,077	14,042	12,345
Taxation	145	40	123	7
Other services	1,098	737	911	737
Total remuneration paid to PwC - Australian firm	17,383	13,854	15,076	13,089

Related practices of PwC
Audit and review of financial reports of Westpac Banking Corporation or any entity in the Group	2,732	2,848	653	749
Other audit-related work	122	188	—	—
Total audit and other assurance services	2,854	3,036	653	749
Taxation	230	110	6	59
Other services	5	70	5	67
Total remuneration paid to related practices of PwC	3,089	3,216	664	875
Total remuneration paid to PwC	20,472	17,070	15,740	13,964

For compliance with US disclosure requirements, remuneration, including goods and services tax, to the external auditor for the years ended 30 September 2009 and 2008 is summarised from the table above as follows:

	2009	2008
	$’000	$’000
Audit fees	17,335	14,707
Non-audit fees:
Audit-related fees	1,659	1,406
Tax fees	375	150
All other fees	1,103	807
Total non-audit fees	3,137	2,363
Total fees paid to PwC	20,472	17,070

It is Westpac’s policy to engage the external auditors on assignments additional to their statutory audit duties, only if their independence is not impaired or seen to be impaired, and where their expertise and experience with Westpac is important. All services were approved by the Audit Committee in accordance with the pre-approval policy and procedures.

In the tables above, audit services include review of the year end and half year statutory reports and comfort letters associated with debt issues and capital raisings for the Westpac Parent Entity, its controlled entities and the consolidated Group.

Audit-related services include consultations regarding accounting standards and reporting requirements and regulatory compliance reviews.

Taxation services include tax compliance and tax advisory services.

Other services principally includes acting as investigating accountant in connection with Westpac’s merger with St.George, a review of US transactions for compliance with sanction regulation, and a review and benchmarking of the complaints handling processes.

The external auditor, PricewaterhouseCoopers, also provides audit and non-audit services to non-consolidated entities including non-consolidated trusts of which a Westpac Group entity is manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of their services were approximately $6.3 million in total (2008 $6.6 million, 2007 $4.9 million). PricewaterhouseCoopers may also provide audit and non-audit services to other entities in which Westpac holds a minority interest, and which are not consolidated. Westpac is not aware of the amount of any fees paid by those entities.

Notes to the financial statements

Note 35. Expenditure commitments

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Commitments for capital expenditure not provided for in the financial statements
Payable within one year	20	47	—	—
Payable later than one year but not later than five years	—	—	—	—
Payable after five years	—	—	—	—
Total commitments for capital expenditure not provided for in the financial statements	20	47	—	—
Lease commitments (all leases are classified as operating leases)
Premises and sites	1,947	1,528	1,316	1,327
Furniture and equipment	5	6	2	3
Total lease commitments	1,952	1,534	1,318	1,330
Due within one year	380	287	253	246
Due after one year but not later than five years	983	712	668	626
Due after five years	589	535	397	458
Total lease commitments	1,952	1,534	1,318	1,330
Other expenditure commitments(1)
Payable within one year	740	717	639	653
Payable later than one year but not later than five years	583	1,128	366	914
Payable after five years	60	53	35	53
Total other expenditure commitments	1,383	1,898	1,040	1,620

(1)

Amounts presented for Other expenditure commitments represent the estimated spend on Westpac’s significant contracts over their remaining term. This would differ from the contractually committed amount.

As at 30 September 2009, the total future minimum lease payments expected to be received by the Group and Parent Entity from non-cancellable sub-leases were $36 million (2008 $39 million) and $18 million (2008 $35 million) respectively.

Operating lease arrangements

Operating leases are entered into to meet the business needs of entities in the Group. Leases are primarily over commercial and retail premises and plant and equipment. Lease rentals are determined in accordance with market conditions when leases are entered into or on rental review dates.

Leased premises that have become excess to the Group’s business needs have been sublet where possible and any expected rental shortfalls fully provided for. There are no restrictions imposed on the Group by lease arrangements other than in respect of the specific premises being leased.

The Group has lease commitments resulting from the sale and lease back of various premises. These leases are generally for a term of five years with an option to extend for another five years. In most instances, other than the lease arrangement, the Group has no ongoing interests in the premises.

Service agreements

The maximum contingent liability for termination benefits in respect of service agreements with the Chief Executive Officer and other Group Key Management Personnel at 30 September 2009 was $13.4 million (2008 $9.2 million).

Note 35. Expenditure commitments (continued)

Significant long term contracts

On 31 March 2009, St.George extended the term of the contract with IBM Daksh Business Process Services Pty Limited by three years to September 2016. This contract commenced on 18 September 2006 with an original seven year term for the provision of business process outsourcing services.

On 1 October 2007, St.George entered into a four year contract with Optus for the provision of telecommunications carriage services and various outsourced administration functions. After the initial four year term the contract will extend for a fifth year if certain service level agreements are met.

On 3 November 2006, Westpac entered into a five year Master Relationship agreement with Genpact U.S. LLC for the provision of back office administrative support services.

On 17 September 2006, Westpac renewed its agreement with CSA for a term of five years nine months. CSA will continue to provide key operational services as well as commercial and operational governance of cash-in-transit providers.

On 3 September 2006, Westpac entered into a three year agreement with Stream Solution (Holdings Pty Ltd), which has been extended by 12 months, to provide Westpac’s end to end print management services.

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

On 30 September 2002, Westpac entered into a ten year agreement with FDR Australia Limited to provide a managed service for cards processing. This involves managing the application within the Westpac/IBM environment. FDR assumed responsibility for the Group’s Australasian cards processing in phases from October 2002. Westpac retains control of its cards sales, credit, collections and customer service functions.

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

Commitments in relation to long term contracts are included in other expenditure commitments above.

Note 36. Superannuation commitments

Westpac had the following defined benefit plans at 30 September 2009:

Name of Plan	Type	Form of benefit	Date of last actuarial assessment of the funding status
Westpac Staff Superannuation Plan (WSSP)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2009
Westpac New Zealand Superannuation Scheme (WNZS)(1)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2008
M&F Defined Benefit Category of the St.George Staff sub-plan of the Plum Superannuation Fund (SGPSF)	Defined benefit	Guaranteed return	30 June 2009
Westpac Banking Corporation UK Staff Superannuation Scheme (UKSS)	Defined benefit	Indexed pension and lump sum	5 April 2009
Westpac UK Medical Benefits Scheme	Defined benefit	Medical benefits	1 June 2009

(1)	Effective from 1 November 2006, Westpac New Zealand retail bank employees were no longer employed by Westpac Banking Corporation but instead were employed by Westpac New Zealand Limited.

All of the defined benefit sections of the schemes are closed to new members.

In the year ended 30 September 2009, the Group changed its accounting policy for actuarial gains and losses on its employee defined benefit superannuation plans. For further details refer to Note 1(a)(ii).

Contributions

Funding recommendations are made based on the ‘Attained Age Method,’ a method which impacts the timing of contribution requirements and assumes that the plans will not be discontinued.

Notes to the financial statements

Note 36. Superannuation commitments (continued)

The specific contributions for each of the plans are set-out below.

WSSP

Effective 31 March 2009, Westpac recommenced its monthly contributions at a rate of 11% (annualised) of members’ salaries.

WNZS

Contributions are made to the WNZS at the rate of 12% of members’ salaries.

SGPSF

Contributions are made to the SGPSF at the rate of 12.5% of members’ salaries.

UKSS

Contributions are being made at the rate of £2.2 million per annum.

The table below summarises the calculation of the surplus/(deficit) used to make funding recommendations, based on the guidance in Australian Accounting Standard AAS 25 Financial Reporting by Superannuation Plans:

	Consolidated		Parent Entity
	2009(1)	2008(2)	2009(1)	2008(2)
	$m	$m	$m	$m
Market value of assets	1,615	1,979	1,522	1,911
Present value of accrued benefits	1,760	1,767	1,645	1,688
Surplus/(deficit)	(145)	212	(123)	223

(1)	Calculated as at 30 June 2009 (WSSP), 5 April 2009 (UKSS), 30 June 2008 (WNZS) and 30 June 2009 (SGPSF).
(2)	Calculated as at 30 June 2006 (WSSP), 5 April 2006 (UKSS) and 30 June 2008 (WNZS).

Economic assumptions

The economic assumptions applied for the funding calculations differ to assumptions used in the accounting calculations below due to timing differences between valuation dates, discount rate and assumptions linked to expected returns on assets.

	WSSP	WNZS	SGPSF	UKSS
Discount rate	7.5%	5.5%	6.0%	6.5%
Expected return on plan assets	7.5%	5.5%	6.0%	5.4%
Expected increase in average salary of plan members	3.8%	3.5%	4.0%	4.7%

Retirement benefit deficit

The retirement benefit deficit amount reported in the balance sheet, based on the AASB 119 accounting calculations can be reconciled as follows:

	Consolidated					Parent Entity
	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Present value of funded and unfunded obligations	2,042	2,139	2,025	2,132	1,950	1,915	2,041	1,931	2,132	1,950
Fair value of plan assets	1,654	1,666	1,909	2,022	1,927	1,553	1,604	1,825	2,022	1,927
Net obligations	(388)	(473)	(116)	(110)	(23)	(362)	(437)	(106)	(110)	(23)

Superannuation expense

The amount recognised in the income statement is as follows:

	Consolidated			Parent Entity
	2009	2008	2007	2009	2008	2007
	$m	$m	$m	$m	$m	$m
Current service cost	59	42	46	55	41	45
Interest cost	106	117	104	100	113	100
Expected return of fund assets	(128)	(153)	(144)	(121)	(148)	(139)
Curtailments or settlements(1)	—	—	(3)	—	—	—
Net defined benefit superannuation expense	37	6	3	34	6	6

(1)	Effective 28 September 2007, Westpac reduced the numbers of employees entitled to the WNZS.

Note 36. Superannuation commitments (continued)

Change in benefit obligation

The change in the present value of the defined benefit obligation is as follows:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Benefit obligation at the beginning of the period	2,139	2,025	2,041	1,931
Current service cost	59	42	55	41
Interest cost	106	117	100	113
Additions through merger	53	—	—	—
Actuarial losses/(gains)	(112)	64	(96)	56
Contributions by members	18	19	18	19
Benefits paid	(177)	(122)	(161)	(115)
Exchange and other adjustments	(44)	(6)	(42)	(4)
Benefit obligation at the end of the period	2,042	2,139	1,915	2,041

Change in plan assets

The change in the fair value of plan assets is as follows:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Fair value of plan assets at beginning of the year	1,666	1,909	1,604	1,825
Expected returns on plan assets	128	153	121	148
Actuarial (losses)/gains	(69)	(473)	(66)	(454)
Actual returns on plan assets	59	(320)	55	(306)
Employer contributions	187	278	180	277
Additions through merger	45	—	—	—
Contributions by members	18	19	18	19
Benefits paid	(177)	(122)	(161)	(115)
Contributions to the accumulation plan	(104)	(94)	(104)	(94)
Exchange and other adjustments	(40)	(4)	(39)	(2)
Fair value of plan assets at end of the year	1,654	1,666	1,553	1,604

Funded status of plans

The benefit obligation arises from plans that are wholly unfunded and wholly or partly funded as follows:

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Unfunded obligations(1)	20	25	20	25
Wholly or partly funded obligations	2,022	2,114	1,895	2,016
	2,042	2,139	1,915	2,041

(1)	Unfunded obligations relate to the UK medical benefits.

Assumptions used in the actuarial valuations

	Consolidated and Parent Entity
	2009		2008
	Australian	Overseas	Australian	Overseas
	Funds	Funds	Fund	Funds
Discount rate	5.3 - 5.4%	4.0 - 6.1%	5.3%	4.0 - 7.3%
Expected return on plan assets - active members	7.2 - 7.4%	5.7 - 6.4%	7.4%	6.2 - 6.3%
Expected return on plan assets - pensioners	8.4%	5.7 - 6.4%	8.3%	6.2 - 6.3%
Expected increase in average salary of plan members	3.3 - 4.5%	2.0 - 4.6%	4.2%	3.5 - 5.0%
Rate of increase for pensions	2.3%	1.5 - 3.1%	3.2%	2.5 - 3.5%
Initial health care inflation	n/a	6.0%	n/a	6.0%
Long term health care inflation	n/a	4.0%	n/a	6.0%

Notes to the financial statements

Note 36. Superannuation commitments (continued)

In addition to the financial assumptions presented above, the pension mortality assumptions may also have a significant impact on measuring the net obligation. The average mortality assumptions are age related and allowances are made for future mortality improvements. The assumptions for our principle fund the WSSP for 2009 are that a 60 year old male pensioner is assumed to have a remaining life expectancy of 30.0 and a 60 year old female pensioner is assumed to have an average life expectancy of 34.3.

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

Experience adjustments

	Consolidated					Parent Entity
	2009	2008	2007	2006	2005	2009	2008	2007	2006	2005
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Experience adjustments on plan assets	(69)	(473)	125	134	189	(66)	(454)	124	134	189
Experience adjustments on plan liabilities	112	(64)	(56)	(145)	(92)	96	(56)	(57)	(145)	(92)

Asset allocation

The actual asset allocation at 30 September was:

	Consolidated and Parent Entity
	2009		2008
	Australian	Overseas	Australian	Overseas
	Funds	Funds	Fund	Funds
Cash	8%	1%	15%	1%
Equity instruments	58 - 65%	49 - 58%	53%	47% - 56%
Debt instruments	17 - 30%	41 - 51%	17%	43% - 52%
Property	5 - 7%	—	8%	—
Other assets	10%	—	7%	—
	100%	100%	100%	100%

Investments held in Westpac and related entities

	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Value of plan assets invested in debt and equity securities	85	50	80	44
Value of plan assets invested in related parties of Westpac	12	11	12	11
Total	97	61	92	55

Post retirement health care

The effect of a one percentage point change in assumed health care trend rates, assuming all other assumptions remain constant, would not be material on either the current service costs or the accumulated benefit obligation of the Westpac UK Medical Benefits Scheme at 30 September 2009.

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

The Group’s exposure to credit loss in the event of non-performance by the other party is represented by the contract or notional amount of those financial instruments. However, some commitments to extend credit and provide underwriting facilities can be cancelled or revoked at any time at the Group’s option.

The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Group takes collateral where it is considered necessary to support both on and off-balance sheet financial instruments with credit risk. The Group evaluates each customer’s credit-worthiness on a case-by-case basis. The amount of collateral taken, if deemed necessary, on the provision of a financial facility is based on management’s credit evaluation of the counterparty.

Off-balance sheet credit-risk related financial instruments at 30 September are as follows:

	Contract or Notional Amount
	Consolidated		Parent Entity
	2009	2008	2009	2008
	$m	$m	$m	$m
Credit-risk related instruments
Standby letters of credit and financial guarantees(1)	4,980	5,167	3,785	5,014
Trade letters of credit(2)	1,055	1,322	437	649
Non-financial guarantees(3)	6,788	7,410	6,536	7,175
Commitments to extend credit:
Residual maturity less than one year(4)	56,788	38,738	35,890	33,606
Residual maturity one year or more(4)	70,507	57,206	59,016	51,885
Other commitments(5)	2,370	1,746	1,207	1,594
Total credit-risk related instruments	142,488	111,589	106,871	99,923

(1)	This included $2.1 billion (2008 $2.9 billion) cash collateralised guarantees.
(2)	Trade letters of credit are secured against an underlying shipment of goods or backed by a confirmatory letter from another bank.
(3)	Non-financial guarantees include other trade related letters of credit and obligations backing the performance of commercial contracts.
(4)

Undrawn commitment for securitised loans of $5.9 billion at 30 September is included in commitments to extend credit. In addition to the commercial commitments disclosed above at 30 September 2009, the Group had offered $6.5 billion of facilities to customers, which had not yet been accepted.

(5)	Other commitments include underwriter facilities and commitments with certain drawdowns.

Notes to the financial statements

Note 37. Contingent liabilities, contingent assets and credit commitments (continued)

	Consolidated
	Less Than	Between 1	Between 3	Over
	1 Year	and 3 Years	and 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
2009
Standby letters of credit and financial guarantees	791	2,051	164	1,974	4,980
Trade letters of credit	80	820	—	155	1,055
Non-financial guarantees	1,197	3,945	89	1,557	6,788
Commitments to extend credit	52,788	32,857	4,939	36,711	127,295
Other commitments	1,015	4	2	1,349	2,370
Total commercial commitments	55,871	39,677	5,194	41,746	142,488

2008
Standby letters of credit and financial guarantees	1,130	1,642	643	1,752	5,167
Trade letters of credit	102	813	—	407	1,322
Non-financial guarantees	837	4,018	348	2,207	7,410
Commitments to extend credit	38,738	19,932	6,210	31,064	95,944
Other commitments	15	14	226	1,491	1,746
Total commercial commitments	40,822	26,419	7,427	36,921	111,589

Contingent assets

The credit commitments shown in the above table also constitute assets. These commitments would be classified as loans and other assets in the balance sheet on the contingent event occurring.

Additional liabilities and commitments

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2009:

•                  $16 million (2008 $16 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act, 1987 and the Workplace Injury Management and Workers’ Compensation Act, 1998 (New South Wales);

•                  $8 million (2008 $8 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act, 1985 (Victoria); and

•                  $2 million (2008 $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act, 2003 (Queensland).

Adequate provision has been made for these liabilities in the provision for annual leave and other staff benefits (refer to Note 20).

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

The New Zealand Inland Revenue Department (NZIRD) reviewed a number of structured finance transactions undertaken in New Zealand. Following the review, the NZIRD issued amended assessments for the 1999 to 2005 tax years in relation to nine transactions undertaken between 1998 and 2002. The primary tax in dispute is approximately NZ$586 million (A$480 million). With interest (net of tax) this increases to approximately NZ$918 million (A$753 million) (interest calculated to 30 September 2009). On 7 October 2009, the New Zealand High Court found in favour of the NZIRD in relation to Westpac’s challenge to the amended assessments in respect of four representative transactions. The decision will apply to all transactions unless a party can show any material difference in the transactions not considered at trial. Westpac has lodged an appeal against the decision to the NZ Court of Appeal. No penalties have been assessed by the NZIRD. The possible range of penalties under New Zealand law is up to 100% of the primary tax in dispute. Westpac has not raised a provision relating to penalties. During the year Westpac raised its tax provisions relating to this litigation to NZ$918 million (A$753 million).

In November 2006, the New Zealand Commerce Commission commenced proceedings against Visa and MasterCard and issuers of these cards in New Zealand including Westpac New Zealand Limited, alleging that the setting of interchange fees and various scheme rules amounted to a breach of the Commerce Act 1986 (New Zealand). A group of retailers also commenced similar proceedings against the same defendants. Between 30 September 2009 and 5 October 2009 Westpac entered into confidential settlement agreements with the Commission and the plaintiff retailer groups. Westpac has made no admission of liability and has paid no penalties or damages.

Note 37. Contingent liabilities, contingent assets and credit commitments (continued)

Westpac is one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s. Judgment was delivered on 28 October 2008 and final orders were handed down on 30 April 2009. Westpac was found liable to repay its share of the monies received from the Bell Group plus interest. Westpac is entitled to prove in the liquidation of the Bell Group but the amount of its recovery, although anticipated to be considerable, is uncertain at this stage. Before allowance is made for recoveries of money in the liquidation, Westpac’s liability is likely to be approximately $185 million after taking into account its arrangements with the other banks. The banks have appealed the decision. No further information is disclosed due to the sensitive nature of this matter.

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

Assets pledged

As part of standard terms of transaction with other banks, the Group has provided collateral to secure liabilities. The carrying value of financial assets pledged as collateral to secure liabilities is:

	2009	2008
	$m	$m
Cash	4,966	2,176
Cash deposit on stock borrowed	65	355
Securities (including certificates of deposit)	6,249	10,728
Total amount pledged to secure liabilities	11,280	13,259

Collateral received

All collateral received from counterparties to secure liabilities, besides residential mortgages, is received in the form of cash or securities. Cash and securities held as collateral at 30 September 2009 was $9,458 million (2008 $10,698 million).

Parent Entity guarantees and undertakings

Excluded from the consolidated amounts disclosed above are the following guarantees and undertakings extended to entities in the Group by the Westpac Parent Entity:

(i)

issue of letters of comfort in respect of certain subsidiaries in the normal course of business. The letters recognise that Westpac has a responsibility to ensure that those subsidiaries continue to meet their obligations; and

(ii)

guarantees made by the Group to its Westpac Bank-PNG-Limited and Westpac Bank Samoa Limited subsidiaries that support loans made to customers in those two jurisdictions, to the extent that the loans exceed prescribed limits.

Note 38. Fund management activities

Certain controlled entities within the Group conduct investment management and other fiduciary activities as responsible entity or manager on behalf of individuals, trusts, retirement benefit plans and other institutions. These activities involve the management of assets in investment schemes and superannuation funds, and the holding or placing of assets on behalf of third parties.

Where controlled entities, as responsible entities, incur liabilities in respect of these activities, a right of indemnity exists against the assets of the applicable trusts. As these assets are sufficient to cover liabilities, and it is not probable that the controlled entities will be required to settle them, the liabilities are not included in the consolidated financial statements.

The Group also manages life insurance statutory fund assets that are included in the consolidated financial statements.

The aggregate value of funds at 30 September, managed as part of the BT Financial Group and the Institutional Bank, for each fiduciary activity is shown below:

	2009	2008
	$bn	$bn
Fiduciary activity
Fund administrator	76.7	41.6
Fund manager	44.5	41.5

Notes to the financial statements

Note 39. Group entities

The consolidated financial statements as at 30 September 2009 include the following controlled entities:

Name	Country of Incorporation
Westpac Banking Corporation	Australia
1925 Advances Pty Limited	Australia
General Credit Holdings Pty Limited	Australia
General Credits Pty Limited(4)	Australia
G.C.L. Investments Pty Limited(4)	Australia
Australian Loan Processing Security Company Pty Limited	Australia
Australian Loan Processing Security Trust	Australia
Beech Trust	Australia
Bill Acceptance Corporation Limited	Australia
Mortgage Management Limited	Australia
BLE Capital Limited	Australia
BLE Capital Investments Pty Limited	Australia
BLE Development Pty Limited	Australia
BLE Holdings Pty Limited	Australia
BLE Capital (NZ) Limited	New Zealand
Brenmar Holdings Pty Limited	Australia
Castlereagh Trust	Australia
CBA Limited	Australia
Belliston Pty Limited(17)	Australia
Westpac Properties-Vic-Limited	Australia
Challenge Limited	Australia
Challenge Finance Pty Limited	Australia
Challenge Funds Management Pty Limited(4)	Australia
Challenge Information Technology Pty Limited	Australia
FAI No. 2 Trust	Australia
Gemini Trust	Australia
Hastings Management Pty Limited(5)	Australia
Hastings Funds Management Limited	Australia
Australian Infrastructure Fund International 1 Pty Limited	Australia
Hastings Forestry Investments Limited	New Zealand
Hastings Forests Australia Pty Limited	Australia
Hastings Funds Management (UK) Limited	UK
Hastings Funds Management (USA) Inc.	USA
Hastings Advisers LLC	USA
Hastings Private Equity Fund IIA Pty Limited	Australia
Hastings Private Equity Fund IIB Pty Limited	Australia
TIF International 1 Pty Limited	Australia
Westpac Asset Services Pty Limited	Australia
Hickory Trust	Australia
Jacaranda Trust	Australia
Orion Trust	Australia
Partnership Pacific Limited	Australia
Partnership Pacific Securities Limited	Australia
Phoenix Trust	Australia
RESI-Statewide Mortgage Corporation Pty Limited	Australia
RMS Warehouse Trust 2007-1	Australia
Series 2002-1G WST Trust	Australia
Series 2005-1G WST Trust	Australia
Series 2007-1G WST Trust	Australia
Series 2008-1M WST Trust(20)	Australia
Sixty Martin Place (Holdings) Pty Limited	Australia
1925 (Commercial) Pty Limited(4)	Australia
1925 (Industrial) Pty Limited	Australia
A.C.N. 001 231 027 Pty Limited	Australia
1925 (Insurance Premium Funding) Pty Limited	Australia
1925 (Properties) Pty Limited	Australia
1925 House Pty Limited(4)	Australia
Armour Securitisation Pty Limited	Australia
Athena Finance Pty Limited	Australia
Colmso Pty Limited	Australia
Colmtea Pty Limited	Australia
Como Properties Pty Limited	Australia
Comserv (No 3011) Pty Limited	Australia
Enfield Downs Pty Limited	Australia
Halcyon Securities Limited	Australia
Infrastructure Australia (No.1) Limited	Australia
Tasman Funding No.1 Limited	New Zealand
Tasman Funding No.2 Limited	New Zealand
PF No.2(8)	New Zealand
Westpac NZ Funding Limited	New Zealand
Infrastructure Australia (No.3) Limited	Australia
Infrastructure Australia (No.4) Limited	Australia
Oakjet Pty Limited	Australia
Packaging Properties 1 Pty Limited	Australia
Packaging Properties 2 Pty Limited	Australia
Packaging Properties 3 Pty Limited	Australia
Pashley Investments Pty Limited	Australia
Sallmoor Pty Limited	Australia
Sarnia Pty Limited(11)	Australia
The Swan Trust(11)	Australia
The Exchange Plaza Trust	Australia
Teuton Pty Limited	Australia
Victor Funding Pty Limited	Australia
Victor Finance Pty Limited	Australia
Minami Investments Pty Limited	Australia
Westpac Administration Pty Limited	Australia
Westpac Asian Lending Pty Limited	Australia
Tasman LLC	USA
Westpac Debt Securities Pty Limited	Australia
Westpac Direct Equity Investments Pty Limited	Australia
Westpac Equipment Finance Limited	Australia
Westpac Equipment Finance (No.1) Pty Limited(12)	Australia
Westpac Group Investments Australia Pty Limited	Australia
W1 Investments Pty Limited(2)	Australia
Mayfair Australia Investments Limited(2)	Australia
Westpac Investment Vehicle Pty Limited	Australia
Westpac Investment Vehicle No.2 Pty Limited(14)	Australia
Westpac Cook Cove Trust I	Australia
Westpac Cook Cove Trust II	Australia
Westpac Funds Financing HoldCo Pty Limited(7)	Australia
Westpac Funds Financing Pty Limited	Australia
Westpac Real Estate Investment Trust I	Australia
Real Estate Investment Trust B	Australia
Westpac Real Estate Investment Trust II	Australia
Westpac Investment Vehicle No.3 Pty Limited(2)	Australia
Secure Australian Facilities Environment Partnership Pty Limited(2),(5)	Australia
Westpac Investment Vehicle No.4 Pty Limited(2)	Australia
Westpac Residential Property Trust	Australia
First Residential Property Trust	Australia
Westpac Pacific Limited Partnership	Australia

Note 39. Group entities (continued)

Name	Country of Incorporation
Westpac Resources and Infrastructure Pty Limited	Australia
Westpac Syndications Management Pty Limited	Australia
Westpac Unit Trust	Australia
St.George Bank Limited(2)	Australia
Advance Leasing Limited	Australia
Ascalon Funds Seed Pool Trust(19)	Australia
Asgard Wealth Solutions Limited	Australia
Asgard Capital Management Limtied	Australia
Hitton Pty Limited	Australia
Pact Accountants Investment Group Pty Limited	Australia
Securitor Financial Group Limited	Australia
Buchelin Pty Limited	Australia
Canberra Advance Property Limited	Australia
Crusade CP No.1 Pty Limited(19)	Australia
Crusade CP Management Pty Limited	Australia
Crusade CP Trust No. 41	Australia
Crusade CP Trust No. 44	Australia
Crusade CP Trust No. 48	Australia
Crusade CP Trust No. 49	Australia
Crusade CP Trust No. 50	Australia
Crusade CP Trust No. 52	Australia
Crusade CP Trust No. 53	Australia
Crusade CP Trust No. 54	Australia
Crusade CP Trust No. 55	Australia
Crusade CP Trust No. 56	Australia
Crusade CP Trust No. 57	Australia
Crusade CP Trust No. 58	Australia
Crusade CP Trust No. 60	Australia
Crusade Management Limited	Australia
Crusade ABS Series 2008-1 Trust	Australia
Crusade ABS Series 2008-2 Trust	Australia
Crusade Euro Trust 1E of 2004	Australia
Crusade Euro Trust 1E of 2006	Australia
Crusade Euro Trust 1E of 2007	Australia
Crusade Global Trust 1 of 2003	Australia
Crusade Global Trust 2 of 2003	Australia
Crusade Global Trust 1 of 2004	Australia
Crusade Global Trust 2 of 2004	Australia
Crusade Global Trust 1 of 2005	Australia
Crusade Global Trust 2 of 2005	Australia
Crusade Global Trust 1 of 2006	Australia
Crusade Global Trust 2 of 2006	Australia
Crusade Global Trust 1 of 2007	Australia
Crusade Trust 1A of 2005	Australia
Crusade Trust 2P of 2008	Australia
Danaby Pty Limited	Australia
Dragon Investments Services Limited	Australia
Dysty Pty Limited	Australia
Nationwide Management Pty Limited	Australia
St.George Custodial Pty Limited	Australia
St.George Bank Employee Share Trust(19)	Australia
St.George Business Finance Pty Limited	Australia
St.George Commercial Credit Corporation Limited	Australia
St.George Crusade Investment Pty Limited	Australia
St.George Dragon Investments Pty Limited	Australia
St.George Equity Finance Limited	Australia
St.George Finance Holdings Limited	Australia
St.George Finance Limtied	Australia
St.George Motor Finance Limited(6)	Australia
St.George Financial Investments 1 Pty Limited	Australia
St.George Financial Investments New Zealand Limited	New Zealand
St.George Financial Services Limited	Australia
St.George Group Holdings Pty Limited	Australia
St.George WEL Pty Limited(4)	Australia
Assirt Software Pty Limited	Australia
St.George APL Pty Limited	Australia
St.George Insurance Australia Pty Limited	Australia
St.George Life Limited	Australia
Votraint No.1182 Pty Limited	Australia
St.George Management Services Pty Limited	Australia
St.George New Zealand Limited	New Zealand
St.George (Note Issuing Vehicle Only) Pty Limited	Australia
St.George Procurement Management Pty Limited	Australia
Advance Asset Management Limited	Australia
St.George Security Holdings Pty Limited	Australia
St.George Wealth Management Pty Limited	Australia
Value Nominees Pty Limited	Australia
VS&L Insurance Agency Pty Limited	Australia
VS&L Services Pty Limited	Australia
Sydney Capital Corp Inc	USA
Tasman Pacific Investments Pty Limited	Australia
Tavarua Funding Trust IV	USA
The Mortgage Company Pty Limited	Australia
Waratah Receivables Corp (NZ) Limited	New Zealand
Waratah Receivables Corp Pty Limited	Australia
Waratah Securities Australia Limited	Australia
Westpac Bank-PNG-Limited(6)	Papua New Guinea
Westpac Bank of Tonga	Tonga
Westpac Bank Samoa Limited(6)	Samoa
Westpac Capital Corporation (US)	USA
Westpac Capital Holdings Inc.	USA
Westpac Capital Trust III	USA
Westpac Capital Trust IV	USA
Westpac Delta LLC	USA
Westpac Equity Holdings Pty Limited	Australia
Altitude Administration Pty Limited	Australia
Westpac Altitude Rewards Trust	Australia
Altitude Rewards Pty Limited	Australia
Autodirect Pty Limited	Australia
Developmental Learning Centres Pty Limited(3),(5)	Australia
Hastings Group Pty Limited(2)	Australia
PersonalDirect Limited	Australia
Qvalent Pty Limited	Australia
RAMS Financial Group Pty Limited	Australia
Westpac Financial Consultants Limited	Australia
Westpac Financial Services Group Limited	Australia
BT Financial Group (NZ) Limited	New Zealand
AGRI Private Capital Management Limited	New Zealand

Notes to the financial statements

Note 39. Group entities (continued)

Name	Country of Incorporation
BT Funds Management (NZ) Limited	New Zealand
BT Financial Group Pty Limited	Australia
BT Australia Pty Limited	Australia
BT Australia Corporate Services Pty Limited	Australia
BT Finance Pty Limited	Australia
BT Nominees Pty Limited	Australia
Chifley Services Pty Limited	Australia
BT Funds Management Limited	Australia
BT Finance & Investments Pty Limited	Australia
Oniston Pty Limited	Australia
BT Life Limited	Australia
BT Portfolio Services Limited	Australia
Magnitude Group Pty Limited	Australia
BT Funds Management No.2 Limited	Australia
BT Investment Management No.2 Limited	Australia
BT Investment Management No.3 Limited(4)	Australia
BT Investment Mangement Limited(6)	Australia
BT Investment Mangement (RE) Limited	Australia
Hargrave Investments Pty Limited(3)	Australia
Westpac Custodian Nominees Limited	Australia
Westpac Financial Services Group-NZ-Limited	New Zealand
Westpac Life-NZ-Limited	New Zealand
Westpac Nominees-NZ-Limited	New Zealand
Westpac Superannuation Nominees-NZ-Limited	New Zealand
Westpac Financial Services Limited	Australia
Westpac Funds Management Limited	Australia
Westpac Funds Management Administration Pty Limited	Australia
Westpac Life Insurance Services Limited	Australia
Westpac Securities Administration Limited	Australia
Westpac General Insurance Services Limited	Australia
Westpac Equity Pty Limited	Australia
A.F.G. Insurances Limited(9)	Australia
Westpac General Insurance Limited	Australia
Westpac Lenders Mortgage Insurance Limited	Australia
Westpac Information Technology Services Pty Limited	Australia
Westpac Private Equity Pty Limited	Australia
Westpac Securities Limited	Australia
Net Nominees Limited	Australia
Westpac Securitisation Management Pty Limited	Australia
Westpac Training Services Pty Limited	Australia
Westpac Europe Limited	UK
Westpac Financial Holdings Pty Limited	Australia
BT Securities Limited	Australia
BT (Queensland) Pty Limited	Australia
Westpac Funding Holdings Pty Limited	Australia
Tavarua Funding Trust III	Australia
Westpac Investments U.K. Limited	UK
Codrington S.a.r.l.	Luxembourg
Westpac Leasing Nominees Pty Limited	Australia
Westpac Leasing Nominees-Vic.-Pty Limited	Australia
Westpac Leasing Pty Limited	Australia
Castlereagh Pacific Investments Pty Limited	Australia
Westpac Matching Gifts Limited	Australia
Westpac Overseas Holdings No. 2 Pty Limited	Australia
Westpac New Zealand Group Limited	New Zealand
Westpac New Zealand Limited	New Zealand
Westpac NZ Operations Limited	New Zealand
The Home Mortgage Company Limited	New Zealand
The Warehouse Financial Services Limited(6)	New Zealand
Westpac (NZ) Investments Limited	New Zealand
Westpac Securities NZ Limited	New Zealand
Westpac NZ Securitisation Holdings Limited(2),(6),(15),(19)	New Zealand
Westpac NZ Securitisation Limited(2)	New Zealand
Westpac Term PIE Fund(2),(19)	New Zealand
Westpac Overseas Holdings Pty Limited	Australia
A.G.C. (Pacific) Limited	Papua New Guinea
Westpac Americas Inc.	USA
Westpac Investment Capital Corporation	USA
Westpac USA Inc.	USA
Southern Cross Inc.	USA
Westpac Finance (HK) Limited	Hong Kong
WFAL No.1 Loan Trust	Hong Kong
Westpac Group Investment-NZ-Limited	New Zealand
Westpac Holdings-NZ-Limited	New Zealand
Augusta (1962) Limited	New Zealand
HLT Custodian Trust	New Zealand
MIF Custodian Trust	New Zealand
TBNZ Limited	New Zealand
TBNZ Capital Limited	New Zealand
TBNZ Developments Limited	New Zealand
TBNZ Investments Limited	New Zealand
TBNZ Equity Limited	New Zealand
TBNZ Investments (UK) Limited	UK
Westpac Capital-NZ-Limited	New Zealand
Aotearoa Financial Services Limited	New Zealand
Westpac Lease Discounting-NZ-Limited	New Zealand
Westpac Operations Integrated Limited	New Zealand
Westpac Financial Synergy Limited	New Zealand
Westpac Overseas Investments Limited	New Zealand
Westpac Equity Investments NZ Limited	New Zealand
Westpac Finance Limited	New Zealand
WestpacTrust Securities-NZ-Limited(10)	New Zealand
Westpac Securities Inc.	USA
Westpac Singapore Limited	Singapore
Westpac Properties Limited	Australia
Westpac Property Investments Pty Limited(13)	Australia
Westpac Securitisation Holdings Pty Limited	Australia
Westpac Structured Products Limited	Australia
Westpac TPS Trust	Australia
Wollemi Trust 2005 – 1	Australia
WST Funding Trust New Zealand	Australia
WST Funding Trust New Zealand - NZ branch	New Zealand
WST-NZ Warehouse Trust #1	New Zealand

Note 39. Group entities (continued)

Notes

(1)	Controlled entities shown in bold type are owned directly by Westpac Banking Corporation.
(2)	The following controlled entities were incorporated, formed or acquired during the financial year ended 30 September 2009:
	•	St.George Bank Limited and its controlled entities(21)		Acquired	1 December 2008
	•	Westpac NZ Securitisation Holdings Limited		Incorporated	14 October 2008
	•	Westpac NZ Securitisation Limited		Incorporated	14 October 2008
	•	Westpac Investment Vehicle No.3 Pty Limited		Incorporated	10 November 2008
	•	Westpac Investment Vehicle No.4 Pty Limited		Incorporated	10 November 2008
	•	Secure Australian Facilities Environment Partnership Pty Limited		Incorporated	12 November 2008
	•	Hastings Group Pty Limited		Incorporated	8 December 2008
	•	Mayfair Australia Investments Limited		Incorporated	23 February 2009
	•	W1 Investments Pty Limited		Incorporated	16 January 2009
	•	North Queensland Airports No.2 Trust		Formed	12 November 2008
	•	Westpac Term PIE Fund		Formed	20 July 2009
(3)	During the financial year, the following companies changed their ownership:
	•	Developmental Learning Centres Pty Limited			8 January 2009
	•	Hargrave Investments Pty Limited			31 March 2009
(4)	The following controlled entities have changed their status during the year ended 30 September 2009:
	•	BT Investment Management No.3 Pty Limited	to	BT Investment Management No.3 Limited	14 November 2008
	•	St.George WEL Limited	to	St.George WEL Pty Limited	28 November 2008
	•	1925 (Commercial) Limited	to	1925 (Commercial) Pty Limited	28 May 2009
	•	General Credits Limited	to	General Credits Pty Limited	28 May 2009
	•	1925 House Limited	to	1925 House Pty Limited	5 June 2009
	•	Challenge Funds Management Limited	to	Challenge Funds Management Pty Limited	5 June 2009
	•	G.C.L. Investments Limited	to	G.C.L. Investments Pty Limited	30 July 2009
(5)	The following controlled entities changed their name during the financial year ended 30 September 2009:
	•	RESI-Statewide Corporation Pty Limited	to	Developmental Learning Centres Pty Limited	2 December 2008
	•	Westpac Institutional Holdings Pty Limited	to	Hastings Management Pty Limited	24 December 2008
	•	North Queensland Airports No.2 Pty Limited	to	Secure Australian Facilities Environment Partnership Pty Limited	26 February 2009
(6)	All entities listed in this note are wholly owned controlled entities except the following:

	Percentage Owned
	2009	2008
BT Investment Management Limited	60.0%	60.0%
The Warehouse Financial Services Limited	51.0%	51.0%
Voyager Funds Management Pty Limited (in voluntary liquidation)(18)	n/a	50.0%
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac Bank Samoa Limited	93.5%	93.5%
Westpac NZ Securitisation Holdings Limited(15)	19.0%	n/a
St.George Motor Finance Limited	75.0%	75.0%

(7)	50.0% of the equity in Westpac Funds Financing HoldCo Pty Limited is owned by Westpac Investment Vehicle Pty Ltd. The remaining 50.0% is owned by Westpac Investment Vehicle No.2 Pty Ltd.
(8)	50.0% of the equity in PF No.2 is owned by Tasman Funding No.1 Limited. The remaining 50.0% is owned by Tasman Funding No.2 Limited.
(9)	A.F.G. Insurances Limited is under voluntary administration.
(10)

Overseas companies predominantly carry on business in the country of incorporation, except for WestpacTrust Securities NZ Limited, which predominantly operates through its London Branch. For unincorporated entities, ‘Country of Incorporation’ refers to the country where business is carried on. The financial years of all controlled entities are the same as that of Westpac.

(11)	50.0% of the equity in Sarnia Pty Limited and The Swan Trust is held directly by Sixty Martin Place (Holdings) Pty Limited. The remaining 50.0% is held directly by Westpac Banking Corporation.
(12)	5.0% of the equity in Westpac Equipment Finance (No.1) Pty Limited is held directly by Teuton Pty Limited.
(13)	Less than 1.0% of equity in Westpac Property Investments Pty Limited is held directly by Westpac Properties Limited.
(14)	0.1% of the equity in Westpac Investment Vehicle No.2 Pty Limited is held directly by Westpac Holdings-NZ-Limited.
(15)

9.5% of the equity in Westpac NZ Securitisation Holdings Limited (WNZSHL) is held directly by Westpac Holdings-NZ-Limited. 9.5% of the equity is held directly by Westpac NZ Operations Limited. Although WBC and its controlled entities own a total of 19%, of the four directors in WNZSHL, two are appointed by a subsidiary of the New Zealand Branch of Westpac (NZ Branch), one is appointed by a subsidiary of WNZL and one is appointed by the Charitable Trust. Therefore, WNZSHL is considered to be a controlled entity within WBC.

Notes to the financial statements

Note 39. Group entities (continued)

(16)	The following unit trusts have been consolidated where ownership has exceeded 50.0%.

	Percentage Owned
	Balance Date	2009	2008
BT Wholesale Partner Funds Wholesale Multi-Manager Growth Fund	30 June	50.25%	49.02%
BT Enhanced Fixed Interest Sector Trust	30 September	100.00%	100.00%
BT Ethical Share Fund	30 June	83.95%	82.60%
BT Institutional Conservative Growth PST - Australian Equity Class	30 September	100.00%	100.00%
BT Institutional Enhanced Australian Shares Fund	30 September	99.98%	100.00%
BT Institutional Enhanced Fixed Interest Fund	30 September	91.75%	90.40%
BT Institutional Enhanced Global Fixed Interest Fund	30 September	62.26%	62.90%
BT Institutional Enhanced Property Securities Fund	30 September	80.22%	76.60%
BT Institutional Global Share Fund	30 September	98.07%	97.80%
BT Institutional Stable Growth PST	30 June	100.00%	100.00%
BT Wholesale Active Balanced Fund	30 June	53.86%	50.80%
BT Wholesale Partner Funds Wholesale Multi-Manager Balanced Fund	30 June	56.64%	56.00%

(17)	54.1% of the equity of Belliston Pty Limited is held directly by CBA Limited. 45.9% of the equity is held directly by Westpac Equity Holdings Pty Limited.
(18)	The following controlled entities ceased to be controlled or were disposed of during the financial year:
	•	Acacia Securities Limited	Deregistered	7 January 2009
	•	Collins Wales Pty Limited	Deregistered	24 December 2008
	•	Crusade CP Trust (No 33)	Terminated	17 May 2009
	•	Crusade CP Trust (No 35)	Terminated	12 May 2009
	•	Crusade CP Trust (No 42)	Terminated	20 May 2009
	•	Crusade CP Trust (No 45)	Terminated	17 December 2008
	•	Crusade CP Trust No. 59	Terminated	19 January 2009
	•	Crusade Global Trust No 1 of 2002	Terminated	26 May 2009
	•	Crusade Trust 1 of 2008	Terminated	28 August 2009
	•	Crusade Trust 1P of 2008	Terminated	14 August 2009
	•	Crusade Domestic Trust 1A of 2002	Terminated	23 September 2009
	•	Diversified Security Investments LLC	Deregistered	16 June 2009
	•	Fairlawn Holding Trust	Terminated	30 September 2009
	•	North Queensland Airports No.2 Trust	Terminated	10 February 2009
	•	Pacific Structured Funding Limited	Deregistered	30 September 2009
	•	Real Estate Investment Trust A	Terminated	30 April 2009
	•	Segregated Asset Management LLC	Deregistered	16 June 2009
	•	St.George Pte Limited	Dissolved	26 September 2009
	•	The Wollemi Trust	Terminated	24 April 2009
	•	Voyager Funds Management Pty Limited	Disposed	29 September 2009
	•	Westpac Structured Management Pty Limited	Deregistered	30 September 2009
	•	Westpac Properties-NSW-Pty Limited	Deregistered	21 January 2009
(19)	Control without ownership.
(20)	Previously referred to as Series 2007-IM WST Trust.

(21)

St.George Bank Limited was consolidated for accounting purposes from 17 November 2008. Refer to Note 44 for further details on the merger.

Note 40. Other group investments

The Group had a significant non-controlling shareholding in the following entities as at 30 September 2009:

	Country where	Beneficial
	Business is	Interest
	Carried on	%	Nature of Business
Angusknight Pty Limited	Australia	27.8	Employment and training
Ascalon Capital Managers Limited	Australia	50.0	Investment company
Boyd Cook Cove Unit Trust	Australia	50.0	Investment company
Cardlink Services Limited	Australia	22.3	Card clearing system
Cards NZ Limited	New Zealand	15.0	Credit card provider
Cash Services Australia Pty Limited	Australia	25.0	Cash logistics
Cook Cove Pty Limited and its controlled entities	Australia	50.0	Investment company
Cook Cove Investment Pty Limited	Australia	50.0	Investment company
Cook Cove Investment Trust	Australia	50.0	Investment company
CV Services Group Pty Limited	Australia	26.9	Electrical services contractor
Electronic Transaction Services Limited	New Zealand	25.0	Credit card processing
Franklyn Scholar Pty Limited	Australia	20.0	Vocational education and training
Isomer Structured Investment Vehicle I	Australia	20.0	Investment company
Mondex Australia Pty Limited	Australia	25.0	Smart card operations
Mondex New Zealand Limited	New Zealand	20.0	Smart card operations
North Queensland Airports No.1 (Mackay) Trust and its controlled entities	Australia	24.6	Investment company
North Queensland Airports No.2 (Mackay) Trust and its controlled entities	Australia	24.6	Investment company
Quadrant Capital Fund No.2	Australia	26.7	Investment company
ResCo Services Pty Limited	Australia	20.0	Services to mining
Rhodes Contracting Pty Limited	Australia	17.2	Services to mining
Ronin Consolidated Holdings Pty Limited (in voluntary liquidation)	Australia	25.0	Property funds management
St Hilliers Enhanced Property Fund No.1	Australia	19.9	Property funds management
St Hilliers Enhanced Property Fund No.2	Australia	15.0	Property funds management
Sydney Harbour Bridge Holdings Pty Limited	Australia	49.0	Intellectual property
Vipro Pty Limited	Australia	33.3	Voucher processing
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0	Corporate trustee
Westpac Staff Superannuation Plan Pty Limited	Australia	50.0	Corporate trustee
Westpac Essential Service Trust I and II and their controlled and non-controlled entities	Australia	36.8	Asset management

The total carrying amount of the Group’s significant non-controlling shareholding was $179 million (2008 $123 million).

During the 2009 financial year the Group acquired a non-controlling interest in the following entities:

•                  50.0% interest in Ascalon Capital Managers Limited;

•                  24.6% interest in North Queensland Airports No.1 (Mackay) Trust and its controlled entities; and

•                  24.6% interest in North Queensland Airports No.2 (Mackay) Trust and its controlled entities.

During the 2009 financial year the Group’s interests in the following investments changed:

•                  ResCo Services Pty Limited (from 28% to 20% in February 2009); and

•                  Cardlink Services Limited (from 16.7% to 22.3% in December 2008).

During the 2009 financial year the Group’s interests in the following investments ceased to be significant:

•                  Ivaness Pty Limited (liquidated 19 November 2008);

•                  Quadrant Capital Fund (terminated 17 June 2009); and

•                  Ascalon Operations and Services Pty Limited (deregistered 28 June 2009).

In terms of the contribution to the results of the Group, the above investments are not material either individually or in aggregate.

Notes to the financial statements

Note 41. Related party disclosures

Directors’ interests in contracts

As required by the Corporations Act, some Directors have given notice that they hold office in specified companies and as such are to be regarded as having an interest in any contract or proposed contract which may be made between Westpac and those companies.

Unless otherwise noted all other transactions with Directors, Director-related entities and other related parties are conducted on an arm’s length basis in the normal course of business and on commercial terms and conditions. These transactions were trivial or domestic in nature and principally involve the provision of financial and investment services.

Brad Cooper – house purchase

In June 2008, Westpac requested that Brad Cooper, who was then Group Executive New Zealand, transfer to Sydney to commence the position of Chief Transformation Officer. In connection with Mr Cooper’s relocation, Westpac agreed to purchase Mr Cooper’s house in Auckland at the fair market value of the property at the time of the agreement, with Westpac having the right to substitute a third party buyer if one could be found prior to settlement. The fair market value was assessed at NZ$8 million being the average of two independent valuations provided by registered valuers experienced in the Auckland market. That valuation was converted into Australian dollars at an agreed rate of NZ$1 to A$0.86, resulting in a purchase price of A$6.88 million. Westpac was obliged under the agreement of sale to pay the maintenance costs on the property from the time of that agreement. In accordance with that obligation Westpac paid a total of NZ$60,000 in respect of maintenance costs in respect of the property. Westpac needed to extend the contracted settlement date to finalise New Zealand regulatory approvals required for the purchase of the property. Westpac paid Mr Cooper a total of A$245,399 in interest and associated compensation resulting from the delay in settlement, which was assessed on arms length terms. Settlement of the purchase of the property by Westpac occurred on 10 July 2009.

Greg Bartlett – loan

Greg Bartlett has an interest-free loan of $140,785 that was advanced by St.George in 1989.

Ultimate parent

Westpac Banking Corporation is the ultimate parent company of the Group.

Subsidiaries

Transactions between Westpac and its subsidiaries during the 2009 financial year have included the provision of a wide range of banking and other financial facilities, some of which have been on commercial terms and conditions, others have been on terms and conditions which represented a concession to the subsidiaries. Details of amounts paid to or received from related parties, in the form of dividends or interest, are set out in Notes 2 and 3.

Other intragroup transactions, which may or may not be on commercial terms, include the provision of management and administration services, staff training, data processing facilities, transfer of tax losses, and the leasing of property, plant and equipment. Similar transactions between Group entities and other related parties have been almost invariably on commercial terms and conditions as agreed between the parties. Such transactions are not considered to be material, either individually or in aggregate.

Note 42. Director and other key management personnel disclosures

Directors of Westpac during the financial year ended 30 September 2009 were:

Ted Evans	Chairman
Gail Kelly	Managing Director and CEO
John Curtis	Deputy Chairman from 1 December 2008
Elizabeth Bryan
Gordon Cairns
Peter Hawkins	From 1 December 2008
Carolyn Hewson
Lindsay Maxsted
Graham Reaney	From 1 December 2008
Peter Wilson

Note 42. Director and other key management personnel disclosures (continued)

Other key management personnel with the greatest authority for strategic direction and management during the year ended 30 September 2009 were:

John Arthur	Group Executive, Counsel & Secretariat (from 1 December 2008)
Ilana Atlas	Group Executive, People
Greg Bartlett	Chief Executive, St.George Bank (from 1 December 2008)
Philip Chronican	Group Executive, Westpac Institutional Bank (until 2 July 2009)
Peter Clare	Group Executive, Product and Operations
Philip Coffey	Chief Financial Officer
Rob Coombe	Chief Executive Officer, BT Financial Group
Brad Cooper	Group Chief Transformation Officer
George Frazis	Chief Executive, Westpac New Zealand Limited (from 5 March 2009)
Peter Hanlon	Group Executive, Westpac Retail and Business Banking
Bob McKinnon	Group Executive, Technology
Greg Targett	Chief Risk Officer (from 2 July 2009)
Rob Whitfield	Group Executive (from 1 October 2008 to 30 November 2008), Group Executive, Risk Management (from 1 December 2008 to 1 July 2009), Group Executive, Westpac Institutional Bank (from 2 July 2009)

All other key management personnel were employed by Westpac during the year ended 30 September 2009, except for Greg Bartlett (St.George Bank Limited) and George Frazis (WNZL).

In the financial year ended 30 September 2008 Andrew Carriline and Bruce McLachlan were reported as key management personnel. For the financial year ended 30 September 2009 they have not been considered key management personnel.

Total compensation of all key management personnel, including Non-executive Directors, CEO and other key management personnel:

	Short Term Benefits	Post Employment Benefits	Share-based Payments	Total
	$	$	$	$
Consolidated Entity
2009	35,825,208	1,130,010	14,479,303	51,434,521
2008	33,696,270	1,397,228	16,322,465	51,415,963

Parent Entity
2009	33,132,107	1,031,488	12,600,443	46,764,038
2008	31,767,183	1,299,073	15,989,235	49,055,491

Detailed remuneration disclosures of Non-executive Directors, CEOs and other key management personnel are in the Remuneration report.

Notes to the financial statements

Note 42. Director and other key management personnel disclosures (continued)

Options and share rights holdings

The following table sets out details of performance options, performance share rights and share rights held by the CEO and other key management personnel for the year ended 30 September 2009:

	Type of Equity-Based Instrument	Number Held at Start of Year	Number Granted During the Year as Remuneration	Number Exercised During the Year	Number Lapsed During the Year	Number Held at End of Year	Number Vested and Exercisable at End of Year

Gail Kelly
	Performance option	364,431	356,125	—	—	720,556	—
	Performance share right	82,290	119,731	—	—	202,021	—

John Arthur
	Performance option	—	—	—	—	—	—
	Performance share right	—	—	—	—	—	—

Ilana Atlas
	Performance option	542,709	65,184	—	1,401	606,492	364,906
	Performance share right	108,580	—	—	1,100	107,480	107,480

Greg Bartlett
	Performance option	—	—	—	—	—	—
	Performance share right	—	19,685	—	—	19,685	—

Philip Chronican
	Performance option	1,231,227	123,210	—	243,623	—	—
	Performance share right	50,450	—	47,849	2,601	—	—

Peter Clare
	Performance option	—	81,799	—	—	81,799	—
	Performance share right	—	—	—	—	—	—

Philip Coffey
	Performance option	926,645	104,805	—	1,980	1,029,470	660,312
	Performance share right	159,992	—	158,342	1,650	—	—

Rob Coombe
	Performance option	573,168	110,224	—	1,349	682,043	319,803
	Performance share right	128,636	—	100,339	1,470	26,827	26,287

Brad Cooper
	Performance option	104,761	92,024	—	—	196,785	—
	Performance share right	—	—	—	—	—	—
	Share right	22,045	—	—	—	22,045	—

George Frazis
	Performance option	—	260,869	—	—	260,869	—
	Share right	—	140,200	—	—	140,200	—

Peter Hanlon
	Performance option	424,434	78,220	—	998	501,656	299,265
	Performance share right	11,824	—	—	610	11,214	11,214

Bob McKinnon
	Performance option	—	—	—	—	—	—
	Cash settled share right	—	67,500	—	—	67,500	—

Greg Targett
	Performance option	—	—	—	—	—	—
	Performance share right	—	6,889	—	—	6,889	—

Rob Whitfield
	Performance option	499,506	61,349	—	1,258	559,597	281,668
	Performance share right	67,938	—	—	1,353	66,585	66,585

Note 42. Director and other key management personnel disclosures (continued)

The following table sets out details of performance options, performance share rights and share rights held by the CEO and other key management personnel for the year ended 30 September 2008:

	Type of Equity-Based Instrument	Number Held at Start of Year	Number Granted During the Year as Remuneration	Number Exercised During the Year	Number Lapsed During the Year	Number Held at End of Year	Number Vested and Exercisable at End of Year

Gail Kelly
	Performance option	—	364,431	—	—	364,431	—
	Performance share right	—	82,290	—	—	82,290	—

David Morgan
	Performance option	2,020,167	—	—	99,820	—	—
	Performance share right	617,667	—	187,480	30,520	—	—

Ilana Atlas
	Performance option	521,854	76,691	—	55,836	542,709	225,254
	Performance share right	129,654	—	—	21,074	108,580	87,240

Andrew Carriline
	Performance option	181,704	27,568	—	18,792	190,480	84,040
	Performance share right	44,853	—	—	6,636	38,217	29,471

Philip Chronican
	Performance option	1,121,253	218,045	—	108,071	1,231,227	436,241
	Performance share right	276,348	—	182,195	43,703	50,450	—

Philip Coffey
	Performance option	895,889	114,786	—	84,030	926,645	462,959
	Performance share right	191,174	—	—	31,182	159,992	127,980

Rob Coombe
	Performance option	490,493	118,796	—	36,121	573,168	185,336
	Performance share right	144,086	—	—	15,450	128,636	100,123

Brad Cooper
	Performance option	—	104,761	—	—	104,761	—
	Share right	22,045	—	—	—	22,045	—

Peter Hanlon
	Performance option	403,235	68,922	—	47,723	424,434	199,752
	Performance share right	101,311	—	72,378	17,109	11,824	—

Bob McKinnon
	Performance option	—	—	—	—	—	—
	Performance share right	—	—	—	—	—	—

Bruce Mclachlan
	Performance option	126,342	18,606	—	13,182	131,766	49,580
	Performance share right	41,273	3,397	—	5,381	39,289	24,664

Michael Pratt
	Performance option	1,153,054	25,062	486,536	691,580	—	—
	Performance share right	285,791	—	190,891	94,900	—	—

Diane Sias
	Performance option	—	93,984	—	69,288	—	—
	Performance share right	—	—	—	—	—	—

Rob Whitfield
	Performance option	446,288	93,984	—	40,766	499,506	156,232
	Performance share right	109,048	—	24,658	16,452	67,938	41,699

Notes to the financial statements

Note 42. Director and other key management personnel disclosures (continued)

Shareholdings

The following table sets out details of Westpac ordinary shares held by the Non-executive Directors during the year ended 30 September 2009:

	Notes	Number Held at Start of Year	Other Changes During the Year	Number Held at End of Year	Number Held Non- Beneficially at Start of Year	Number Held Non- Beneficially at End of Year
Ted Evans
2009		13,775	5,355	19,130	—	—
2008		9,506	4,269	13,775	—	—

John Curtis
2009	1, 2	—	52,787	72,787	—	—
2008		—	—	—	—	—

Elizabeth Bryan
2009		10,458	8,986	19,444	—	—
2008		1,677	8,781	10,458	—	—

Gordon Cairns
2009		8,506	8,532	17,038	—	—
2008		8,506	—	8,506	—	—

David Crawford
2009		—	—	—	—	—
2008		20,299	4,571	—	—	—

Peter Hawkins
2009	1	—	15,218	15,218	—	—
2008		—	—	—	—	—

Carolyn Hewson
2009		13,448	2,900	16,348	—	—
2008		10,874	2,574	13,448	—	—

Lindsay Maxsted
2009		1,636	5,768	7,404	—	—
2008		—	1,636	1,636	—	—

Graham Reaney
2009	1, 2	—	67,161	75,361	—	—
2008		—	—	—	—	—

Peter Wilson
2009		12,003	1,594	13,597	—	—
2008		11,360	643	12,003	—	—

(1)	The information only relates to the period that these Directors were Directors of Westpac during the year.
(2)	These Directors held shares prior to being appointed as Directors.

Note 42. Director and other key management personnel disclosures (continued)

The following table sets out details of Westpac ordinary shares held by the CEO and other key management personnel for the year ended 30 September 2009:

	Total Number Held at Start of Year	RSP Shares Granted as Compensation	Number Received on Exercise of Equity Instruments	Other Changes During the Year	RSP Shares Held at End of Year	Total Number Held at End of Year(1)
Gail Kelly
2009	277,639	92,226	—	1,175,018	175,518	1,544,883
2008	—	277,639	—	—	277,639	277,639

John Arthur(2)
2009	—	—	—	4,438	—	26,372
2008	—	—	—	—	—	—

Ilana Atlas(3)
2009	199,540	18,485	—	(18,894)	29,991	199,131
2008	462,257	11,506	—	(274,223)	11,506	199,540

Greg Bartlett(2)
2009	—	41,700	—	734,724	41,700	776,424
2008	—	—	—	—	—	—

Philip Chronican(2)
2009	704,217	30,808	47,849	(430,044)	—	—
2008	623,681	22,022	182,195	(123,681)	22,022	704,217

Peter Clare
2009	—	10,783	—	24	10,783	10,807
2008	—	—	—	—	—	—

Philip Coffey
2009	225,421	38,510	—	(44,164)	53,650	219,767
2008	283,622	15,140	—	(73,341)	15,140	225,421

Rob Coombe
2009	179,967	20,025	100,339	—	41,951	300,331
2008	158,041	21,926	—	—	21,926	179,967

Brad Cooper
2009	—	54,971	—	—	54,971	54,971
2008	—	—	—	—	—	—

George Frazis(2)
2009	—	—	—	—	—	—
2008	—	—	—	—	—	—

Peter Hanlon
2009	36,466	20,025	—	447	28,816	56,938
2008	27,361	8,791	72,378	(72,064)	8,791	36,466

Bob McKinnon
2009	—	—	—	—	—	—
2008	—	—	—	—	—	—

Greg Targett(2)
2009	—	19,632	—	74,292	19,632	95,668
2008	—	—	—	—	—	—

Rob Whitfield
2009	305,354	71,888	—	(112,550)	83,359	264,692
2008	269,225	11,471	24,658	—	11,471	305,354

Andrew Carriline
2008	14,855	6,392	—	—	6,392	21,247

Bruce McLachlan
2008	67	—	—	—	—	67

Michael Pratt
2008	11,529	18,204	—	—	—	—

Diane Sias
2008	—	—	—	95,984	—	95,984

(1)	The highest number of shares held by an individual in the above tables is 0.05% of total Westpac ordinary shares outstanding at 30 September 2009.
(2)	The above information relates to the period that these executives were other key management personnel during the year, and therefore the movements will not add to the totals.
(3)	Ilana Atlas held 2,000 non-beneficially at the year end (2008 2,000).

Notes to the financial statements

Note 42. Director and other key management personnel disclosures (continued)

The following table sets out the details of the performance options, performance share rights and unhurdled share rights held at 30 September 2009 by the CEO and other key management personnel:

	Latest Date	Number of	Number of	Exercise Price
	for Exercise	Share Rights	Options	of Options
Gail Kelly	1 Feb 2018	82,290	364,431	$25.89
	1 Dec 2018	119,731	356,125	$16.80

John Arthur	—	—	—	—

Ilana Atlas	21 Jan 2014	28,173	101,648	$16.34
	20 Jan 2015	31,617	123,606	$18.98
	20 Dec 2015	27,450	139,652	$20.53
	15 Dec 2016	20,240	99,711	$23.98
	17 Dec 2017	—	76,691	$30.10
	1 Oct 2018	—	65,184	$23.40

Greg Bartlett	1 Dec 2018	19,685	—	—

Peter Clare	1 Oct 2018	—	81,799	$23.40

Philip Coffey	20 Jan 2013	—	127,308	$13.59
	21 Jan 2014	—	155,860	$16.34
	20 Jan 2015	—	179,791	$18.98
	20 Dec 2015	—	197,353	$20.53
	15 Dec 2016	—	149,567	$23.98
	17 Dec 2017	—	114,786	$30.10
	1 Oct 2018	—	104,805	$23.40

Rob Coombe	20 Jan 2013	—	26,246	$13.59
	21 Jan 2014	—	54,212	$16.34
	20 Jan 2015	26,287	104,878	$18.98
	20 Dec 2015	—	134,467	$20.53
	15 Dec 2016	—	133,220	$23.98
	17 Dec 2017	—	118,796	$30.10
	1 Oct 2018	—	110,224	$23.40

Brad Cooper	1 May 2017	22,045	—	—
	17 Dec 2017	—	104,761	$30.10
	1 Oct 2018	—	92,024	$23.40

George Frazis	1 Mar 2019	140,200	260,869	$16.49

Peter Hanlon	21 Jan 2014	—	80,641	$16.34
	20 Jan 2015	—	119,111	$18.98
	20 Dec 2015	—	99,513	$20.53
	15 Dec 2016	11,214	55,249	$23.98
	17 Dec 2017	—	68,922	$30.10
	1 Oct 2018	—	78,220	$23.40

Bob McKinnon	—	—	—	—

Greg Targett	1 Dec 2018	6,889	—	—

Rob Whitfield	21 Jan 2014	22,537	81,319	$16.34
	20 Jan 2015	19,162	74,913	$18.98
	20 Dec 2015	—	125,436	$20.53
	15 Dec 2016	24,886	122,596	$23.98
	17 Dec 2017	—	93,984	$30.10
	1 Oct 2018	—	61,349	$23.40

Note 42. Director and other key management personnel disclosures (continued)

Loans to Directors and other key management personnel disclosures

All financial instrument transactions that have occurred during the financial year between the directors and Westpac were conducted on an arm’s length basis in the ordinary course of business and on commercial terms and conditions. These transactions consisted principally of normal personal banking and financial investment services.

Details of loans to Directors and other key management personnel (including their related parties) of the Group are:

2009

	Balance at Start of Year(1) $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Number in Group at End of Year
Directors	2,403,705	203,875	—	2,633,472	4
Other key management personnel	7,376,105	854,745	7,245	13,264,612	6
	9,779,810	1,058,620	7,245	15,898,084	10

(1)	Balance at start of the year does not include balances at the end of the previous year reported for Andrew Carriline.

Individuals with loans above $100,000 during the 30 September 2009 financial year were:

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Highest Indebtedness During the Year $
Directors
Ted Evans	165,705	6,559	—	127,882	165,705
Gordon Cairns	738,000	69,301	—	738,000	738,000
Lindsay Maxsted	1,500,000	117,487	—	1,630,000	2,000,000
Graham Reaney	—	10,526	—	137,590	138,188

Other key management personnel
Ilana Atlas	2,500,000	113,265	—	2,500,000	2,500,000
Greg Bartlett	—	423,050	7,245	5,602,538	11,006,630
Peter Clare	—	72,593	—	—	6,263,374
Phil Coffey	607,474	23,806	—	250,000	607,474
Brad Cooper	3,350,000	155,195	—	3,925,469	7,275,469
Peter Hanlon	139,806	21,092	—	497,873	996,667
Greg Targett	—	6,645	—	488,732	611,331
Rob Whitfield	778,825	29,140	—	—	780,539

Notes to the financial statements

Note 42. Director and other key management personnel disclosures (continued)

Details of loans to Directors and other key management personnel (including their related parties) of the Group are:

2008

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Number in Group at End of Year
Directors	146,182	191,699	—	2,403,705	3
Other key management personnel	6,837,676	643,399	—	7,695,257	6
	6,983,858	835,098	—	10,098,962	9

Individuals with loans above $100,000 during the 30 September 2008 financial year were:

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Highest Indebtedness During the Year $
Directors
Ted Evans	140,532	8,724	—	165,705	245,880
Gordon Cairns	—	37,001	—	738,000	738,000
Lindsay Maxsted	—	145,400	—	1,500,000	1,904,000

Other key management personnel
Ilana Atlas	—	170,000	—	2,500,000	2,500,000
Andrew Carriline	296,220	27,008	—	319,152	1,009,366
Philip Chronican	—	709	—	—	350,000
Philip Coffey	250,000	23,369	—	607,474	609,325
Brad Cooper	4,038,585	258,261	—	3,350,000	4,038,585
Peter Hanlon	886,898	53,764	—	139,806	1,201,654
Michael Pratt	208,138	5,108	—	—	208,138
Diane Sias	367,772	43,415	—	—	644,493
Rob Whitfield	787,943	61,534	—	778,825	787,943

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

The total annual contributions received in respect of Infrastructure Notes for the year ended 30 September 2009 was $1,756,284 (2008 $1,306,332). The contributions were made by John Curtis, Elizabeth Bryan, Philip Coffey, Rob Coombe and Rob Whitfield.

Note 43. Notes to the cash flow statements

Cash and balances with central banks

	Consolidated			Parent Entity
	2009	2008	2007	2009	2008
	$m	$m	$m	$m	$m
Cash on hand	2,917	3,906	1,341	2,249	3,599
Balance with central banks	355	903	902	329	903
Total cash and balances with central banks	3,272	4,809	2,243	2,578	4,502

Cash and cash equivalents

Reconciliation of net cash (used in)/provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation.

	Consolidated			Parent Entity
	2009	2008	2007	2009	2008
	$m	$m	$m	$m	$m
Reconciliation of net cash (used in)/provided by operating activities to net profit
Net profit	3,517	3,932	3,518	2,037	3,644
Adjustments:
Depreciation, amortisation and impairment	610	328	311	259	277
Increase/(decrease) in sundry provisions and other non-cash items	435	(32)	1	(161)	(96)
Impairment charges	3,287	963	504	2,044	806
Increase/(decrease) in derivative financial instruments	15,000	(6,214)	(5,591)	10,162	(5,377)
(Increase)/decrease in trading assets	9,852	(17,997)	(5,735)	6,511	(17,825)
Increase/(decrease) in trading liabilities	(13,104)	8,470	5,562	(8,266)	8,394
(Increase)/decrease in accrued interest receivable	345	(280)	(174)	250	(247)
(Decrease)/increase in accrued interest payable	(349)	470	269	(367)	526
Increase/(decrease) in current and deferred tax	1,168	(367)	60	864	(337)
Net cash (used in)/provided by operating activities	20,761	(10,727)	(1,275)	13,333	(10,235)
Details of assets and liabilities of controlled entities and businesses disposed
Cash	—	12	—	—	—
Total assets (financial and tangible)	—	208	—	—	—
Total liabilities	—	(155)	—	—	—
Net assets of entities and businesses disposed	—	65	—	—	—
Gain on disposal	—	17	—	—	—
Cash consideration (net of sale costs)	—	82	—	—	—
Less: cash deconsolidated	—	(12)	—	—	—
Cash consideration (net of sale costs and cash held)	—	70	—	—	—
Details of assets and liabilities of controlled entities and businesses acquired:
Total assets (financial and tangible) excluding cash	147,939	42	—	—	—
Identifiable intangible assets	2,493	38	—	—	—
Total liabilities	(144,845)	(74)	—	—	—
Fair value of identifiable net assets acquired	5,587	6	—	—	—
Goodwill	6,162	131	—	—	—
Shares issued	(12,116)	—	—	—	—
Minority interests	(7)	—	—	—	—
Cash (acquired)/paid (net of transaction costs)	(374)	137	—	—	—

Notes to the financial statements

Note 43. Notes to the cash flow statements (continued)

Business acquired

On 4 January 2008, the Group acquired 100% of the share capital of RAMS Franchising Pty Limited, a franchise distribution business offering mortgage origination services.

Refer to Note 44 for details of the merger with St.George.

Business disposed

During the 2008 financial year Westpac disposed of operations that were warehoused as part of its specialised capital group.

Equity transactions

Refer to Note 24 for details of the shares issued during the year.

Note 44. Merger with St.George Bank Limited

On 1 December 2008, Westpac completed its merger with St.George Bank Limited by way of a scheme of arrangement. This merger, originally announced on 13 May 2008, was approved by holders of St.George ordinary shares on 13 November 2008 and subsequently approved by the Federal Court of Australia on 17 November 2008. For consolidation purposes, the transaction is considered to be effective from 17 November 2008. Westpac obtained 100% of the ordinary shares in St.George for $12,165 million, satisfied by $49 million in cash (including transaction costs of $45 million and net costs of $4 million for the on market purchase of Westpac ordinary shares to replace existing St.George employee share based payment arrangements) and the issue of approximately 743 million new Westpac ordinary shares at a fair value of $16.32 per share, based on the closing price of Westpac ordinary shares on the ASX on 17 November 2008. The cost of the merger includes directly attributable costs including consultancy, legal, accounting and other professional fees.

The principal activities of St.George are the provision of retail mortgages, business lending, wealth management and retail banking services.

Goodwill arose in the business combination as the difference between the consideration paid and the fair value of net assets, identifiable intangible assets and contingent liabilities acquired. The goodwill balance is attributed to the skills and talent of the St.George workforce, the benefit of expected head office and operational synergies, revenue growth and future market developments. These benefits are not recognised separately from goodwill as the future economic benefits arising from them cannot be measured reliably or they are not capable of being separated from the Group and sold, transferred, licensed, rented or exchanged either individually or together with any related contracts.

Following the redemption of St.George’s hybrid instruments, namely the St.George CPS, St.George CPS II and St.George SPS, on 31 March 2009, St.George and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group. This will result in the resetting of the tax bases of certain St.George assets as of that date. No adjustments have been made to reset the tax bases of St.George’s assets for the purposes of preparing these financial statements, as the financial effect of these entities joining the Westpac tax consolidated group has not been finalised. When the reset tax bases are finalised, they may result in material adjustments to certain deferred tax balances recognised by the Group with corresponding adjustments to the reported results of the Group.

During the period 18 November 2008 to 30 September 2009, St.George Bank Limited contributed $971 million to the consolidated net profit for the year.

If the merger had occurred on 1 October 2008, Group revenue would have been $36,847 million for the financial year and net profit would have been $3,640 million. This pro-forma financial information uses St.George data for the 12 month period ended 30 September 2009 and represents the historical operating results of St.George, reported in accordance with their pre-merger accounting policies.

Details of the purchase consideration are set out below:

$m
Fair value of 743 million Westpac ordinary shares issued in exchange for St.George ordinary shares(1)	12,116
Fair value of Westpac restricted and unrestricted shares issued to St.George employees in exchange for existing share based instruments held by them	4
Direct costs relating to the merger	45
Total purchase consideration	12,165

(1)	Excluding the fair value of $3 million of shares issued to an employee share trust controlled by St.George.

Note 44. Merger with St.George Bank Limited (continued)

Details of the fair value of the identifiable assets and liabilities acquired and goodwill at 17 November 2008 are set out below:

	Pre-acquisition	Recognised
	Carrying	Values on
	Amount(1)	Acquisition(1)
	$m	$m
Assets
Cash and balances with central banks	423	423
Due from other financial institutions	10,357	10,357
Derivative financial instruments	7,155	7,155
Trading securities	6,702	6,702
Available-for-sale-securities	2,410	2,250
Loans	120,889	120,192
Life insurance assets	59	59
Goodwill (pre-merger)	1,186	—
Intangible assets excluding goodwill:
Core deposit intangible	—	1,494
Brand names	—	636
Distribution relationships financial planners	—	191
Customer relationships credit cards	—	89
Software	190	83
Property, plant and equipment	337	321
Current tax assets	63	63
Deferred tax assets	249	—
Other assets	851	840
Total assets	150,871	150,855
Liabilities
Due to other financial institutions	5,756	5,756
Deposits at amortised cost	84,540	84,754
Derivative financial instruments	3,322	3,314
Other trading liabilities and other financial liabilities designated at fair value	6,829	6,838
Debt issues	35,287	34,579
Acceptances	3,009	3,009
Deferred tax liabilities	—	124
Life insurance policy liabilities	38	38
Provision for distributions on ordinary shares and hybrids	718	718
Other provisions	291	298
Other liabilities	1,471	1,653
Total liabilities (excluding loan capital)	141,261	141,081
Loan capital
Subordinated bonds, notes, and debentures(2)	3,397	3,764
Total loan capital	3,397	3,764
Total liabilities and loan capital	144,658	144,845
Net assets	6,213	6,010
Minority interests		(7)
Net identifiable assets and liabilities attributable to Westpac Banking Corporation		6,003
Goodwill		6,162

(1)	Amounts presented in the table above differ to those published in the 31 March 2009 Interim Financial Report as the disclosure at that time was provisional.

(2)

In addition to the fair value of St.George loan capital, the recognised value on acquisition also includes the reclassification of St.George SAINTS ($350 million) and SPS ($150 million) hybrid instruments that were previously included as part of St.George’s shareholders’ equity.

Notes to the financial statements

Note 45. Subsequent events

On 7 October 2009 the New Zealand High Court found in favour of the NZIRD in relation to Westpac’s challenge to amended assessments issued in respect of a number of structured finance transactions undertaken between 1998 and 2002.

Since 30 September 2009 Westpac has entered into confidential settlement agreements with the New Zealand Commerce Commission and a group of retailers in respect of proceedings alleging that the setting of Visa and MasterCard interchange fees and various scheme rules amounted to a breach of the Commerce Act 1986 (New Zealand). Westpac has made no admission of liability and has paid no penalties or damages.

For more details on these two matters refer to Note 37.

STATUTORY STATEMENTS

Directors’ declaration

In the Directors’ opinion:

a.	the financial statements and notes set out in ‘Section 3 - Financial report for the year ended 30 September 2009’ are in accordance with the Corporations Act 2001, including:

(i)	complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)

giving a true and fair view of Westpac Banking Corporation and the Group’s financial position as at 30 September 2009 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

b.	there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

The Directors have been given the declaration by the Chief Executive Officer and the Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

Ted Evans AC	Gail Kelly
Chairman	Managing Director and
Chief Executive Officer

Sydney
4 November 2009

Statutory statements

Management’s report on internal control over financial reporting

The following report is required by rules of the US Securities and Exchange Commission

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

Westpac’s internal control over financial reporting includes policies and procedures that: pertain to the maintenance of records that in reasonable detail accurately reflect the transactions and dispositions of the assets of Westpac and its consolidated entities; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable accounting standards, and that receipts and expenditures of Westpac are being made only in accordance with authorizations of management and directors of Westpac and its consolidated entities; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Westpac and its consolidated entities that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac’s internal control over financial reporting as of 30 September 2009 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that Westpac’s internal control over financial reporting as of 30 September 2009 was effective.

Management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include St.George Bank Limited, which was acquired in a business combination on 17 November 2008. St.George Bank Limited constituted $101,332 million of total consolidated assets and $7,987 million of total consolidated revenues as of and for the year ended 30 September 2009, respectively.

The effectiveness of Westpac’s internal control over financial reporting as of 30 September 2009 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

Independent auditor’s report to the members of Westpac Banking Corporation

Report on the financial report

We have audited the accompanying financial report of Westpac Banking Corporation (the ‘Corporation’), which comprises the balance sheet as at 30 September 2009, and the income statement, statement of recognised income and expense and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both the Corporation and the Westpac Banking Corporation Group (the Consolidated Entity). The Consolidated Entity comprises Westpac and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the Corporation are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that compliance with the Australian equivalents to International Financial Reporting Standards ensures that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

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

Auditor’s opinion

In our opinion:

a.     the financial report of the Corporation is in accordance with the Corporations Act 2001, including:

(i)    giving a true and fair view of the Corporation’s and the Consolidated Entity’s financial position as at 30 September 2009 and of their performance for the year ended on that date; and

(ii)   complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

b.    the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

Statutory statements

Report on the Remuneration Report

We have audited the Remuneration Report included in the Directors’ report in Section 1 of this Annual Report for the year ended 30 September 2009. The directors of the Corporation are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion

In our opinion, the Remuneration Report of the Corporation for the year ended 30 September 2009, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Ian Hammond Partner	Sydney, Australia 4 November 2009

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
www.pwc.com/au

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Westpac Banking Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of recognized income and expense, and consolidated cash flow statements present fairly, in all material respects, the financial position of Westpac Banking Corporation (the ‘Corporation’) and its subsidiaries at 30 September 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of 30 September 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading ‘Management’s Report on Internal Control over Financial Reporting’ in the accompanying Annual Report. Our responsibility is to express opinions on these financial statements and on the Corporation’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Our audit of the consolidated financial statements of the Corporation and its subsidiaries was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The Corporation has included parent entity only information on the face of the consolidated financial statements and other parent entity only disclosures in the notes to the financial statements. Such parent entity only information is presented for purposes of additional analysis and is not a required part of the consolidated financial statements presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

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

As described in the assessment of the effectiveness of internal control over financial reporting, included under the heading ‘Management’s Report on Internal Control over Financial Reporting’ in the accompanying Annual Report, management has excluded St.George Bank Limited from its assessment of internal control over financial reporting as of 30 September 2009 because it was acquired by the Corporation in a business combination on 17 November 2008. St.George Bank Limited constituted $101,332 million of total consolidated assets and $7,987 million of total consolidated revenues as of and for the year ended 30 September 2009, respectively.

PricewaterhouseCoopers	Sydney, Australia 4 November 2009

Statutory statements

Limitation on Independent Registered Public Accounting Firm’s Liability

The liability of PricewaterhouseCoopers (an Australian partnership which we refer to as PwC Australia), with respect to claims arising out of its audit reports included in this Annual Report, is subject to the limitations set forth in the Professional Standards Act 1994 of New South Wales, Australia (the ‘Professional Standards Act’) and The Institute of Chartered Accountants in Australia (NSW) Scheme adopted by The Institute of Chartered Accountants in Australia (ICAA) and approved by the New South Wales Professional Standards Council pursuant to the Professional Standards Act (the ‘NSW Accountants Scheme’) or, in relation to matters occurring on or prior to 7 October 2007, the predecessor scheme. The Professional Standards Act and the NSW Accountants Scheme may limit the liability of PwC Australia for damages with respect to certain civil claims arising in, or governed by the laws of, New South Wales directly or vicariously from anything done or omitted in the performance of its professional services for us, including, without limitation, its audits of our financial statements, to the lesser of (in the case of audit services) ten times the reasonable charge for the service provided and a maximum liability for audit work of $75 million or, in relation to matters occurring on or prior to 7 October 2007, $20 million. The limit does not apply to claims for breach of trust, fraud or dishonesty.

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

This page has been intentionally left blank.

Section 4

Shareholding information

Additional information

Information for shareholders

Glossary of abbreviations

SHAREHOLDING INFORMATION

Westpac ordinary shares

Top twenty ordinary shareholders at 6 October 2009

	Number of Fully Paid Ordinary Shares	% Held
HSBC Custody Nominees (Australia) Limited	437,006,905	14.86
J P Morgan Nominees Australia Limited	351,740,214	11.96
National Nominees Limited	269,014,490	9.15
Citicorp Nominees Pty Limited	145,432,833	4.95
RBC Global Services Australia Nominees Pty Limited	79,913,128	2.72
Cogent Nominees Pty Limited	57,757,396	1.96
ANZ Nominees Limited	51,898,101	1.76
AMP Life Limited	24,931,163	0.85
Queensland Investment Corporation	24,379,100	0.83
Australian Foundation Investment Company Limited	18,236,232	0.62
Australian Reward Investment Alliance	16,682,018	0.57
UBS Private Clients Australia Nominees Pty Limited	15,554,412	0.53
UBS Nominees Pty Limited	12,257,209	0.42
Bond Street Custodians Limited	11,876,105	0.40
Argo Investments Limited	8,646,851	0.29
Milton Corporation Limited	8,553,554	0.29
Invia Custodian Pty Limited	8,105,757	0.28
Perpetual Trustee Company Limited	7,734,424	0.26
Tasman Asset Management Limited	4,039,834	0.14
Djerriwarrh Investments Limited	3,696,954	0.13
Total of Top 20 registered shareholders	1,557,456,680	52.97

As at 6 October 2009 there were 538,953 holders of our ordinary shares compared to 376,813 in 2008 and 326,309 in 2007. Approximately 120,000 new shareholders resulted from the issue of Westpac shares upon the completion of the merger with St.George Bank Limited. Ordinary shareholders with a registered address in Australia held approximately 98% of our fully paid share capital at 6 October 2009, up from approximately 97% in 2008 and 2007.

Substantial shareholders as at 6 October 2009

As at 6 October 2009 there were no shareholders which met the Corporations Act’s definition of being a ‘substantial shareholder’. A person will have a substantial holding of our shares if the voting rights attaching to our shares in which that person or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The above table of the Top 20 ordinary shareholders includes shareholders that may hold shares for the benefit of third parties. As detailed below, Barclays Group became a substantial shareholder on 15 October 2009.

Significant changes in ordinary share ownership of substantial shareholders

On 22 September 2006, the Commonwealth Bank of Australia and its subsidiaries became a substantial shareholder holding 91,977,151 ordinary shares (5.00% of total votes outstanding). They ceased to be a substantial shareholder on 28 February 2007.

On 15 October 2009, Barclays Group became a substantial shareholder having relevant interests in 171,119,392 ordinary shares (5.82% of total votes outstanding). There have been no other changes in ordinary share ownership of substantial shareholders notified to Westpac since that date.

Control of registrant

We are not directly or indirectly owned or controlled by any other corporation(s) or by any foreign government. Refer to the ‘Exchange controls and other limitations affecting security holders – Foreign Acquisitions and Takeovers Act 1975’, ‘Corporations Act 2001’ and ‘Financial Sector (Shareholdings) Act 1998’ which impose limits on equity holdings.

At 30 September 2009, our Directors and Executive Officers owned beneficially, directly or indirectly, an aggregate of 3,806,311 (0.13%) of the fully paid ordinary shares outstanding.

Analysis by range of holdings of ordinary shares as at 6 October 2009

			Number of Holders		Number of		Number of holders
			of Fully Paid		Fully Paid		of Share Options
Number of Shares			Ordinary Shares	%	Ordinary Shares	%	and Rights(1)
1	–	1,000	295,586	54.84	124,888,899	4.25	95
1,001	–	5,000	189,007	35.07	427,069,150	14.52	241
5,001	–	10,000	32,319	6.00	226,617,372	7.70	87
10,001	–	100,000	21,361	3.96	453,709,542	15.43	155
100,001 and over			680	0.13	1,708,661,182	58.10	3
Totals			538,953	100.00	2,940,946,145	100.00	581

(1)   Options and Rights to subscribe for fully paid ordinary shares issued under the Senior Officers’ Share Purchase Scheme, Westpac Reward Plan, Chief Executive Share Option Agreement (David Morgan), Chief Executive Officer Performance Plan (Gail Kelly) and Westpac Performance Plan.

There were 8,017 shareholders holding less than a marketable parcel ($500) based on a market price of $25.18 at the close of trading on 6 October 2009.

Voting rights of ordinary shares

Holders of our fully paid ordinary shares have, at general meetings (including special general meetings), one vote on a show of hands and, upon a poll, one vote for each fully paid ordinary share held by them.

Westpac Stapled Preferred Securities

Westpac SPS

Top twenty holders of Westpac SPS at 6 October 2009

	Number of Westpac SPS	% Held
BT Portfolio Services Limited	925,690	8.93
HSBC Custody Nominees (Australia) Limited	322,691	3.11
UBS Wealth Management Australia Nominees Pty Limited	321,385	3.10
Invia Custodian Pty Limited	290,995	2.81
Bond Street Custodians Limited	279,663	2.70
RBC Dexia Investor Services Australia Nominees Pty Limited	254,514	2.46
J P Morgan Nominees Australia Limited	142,860	1.38
Avanteos Investments Limited	94,650	0.91
JMB Pty Limited	80,800	0.78
Eastcote Pty Limited	80,000	0.77
Wiser Equity Pty Ltd	80,000	0.77
Hayson Super Investment Pty Limited	70,000	0.68
ANZ Nominees Limited	68,398	0.66
Equity Trustees Limited	60,836	0.59
Namrog Investments Pty Limited	60,000	0.58
Burrawong Investments Pty Limited	50,000	0.48
Country Employment Services Pty Limited	50,000	0.48
Domer Mining Company Pty Limited	50,000	0.48
Roaring Lion Pty Limited	50,000	0.48
National Nominees Limited	49,531	0.48
Total of top 20 registered holders	3,382,013	32.63

Analysis by range of holdings of Westpac SPS as at 6 October 2009

			Number of Holders of		Number of
Number of Securities			Westpac SPS	%	Westpac SPS	%
1	–	1,000	13,196	91.24	4,174,937	40.29
1,001	–	5,000	1,104	7.63	2,545,318	24.56
5,001	–	10,000	94	0.65	791,458	7.64
10,001	–	100,000	64	0.44	1,607,983	15.52
100,001 and over			5	0.04	1,242,974	11.99
Totals			14,463	100.00	10,362,670	100.00

Westpac SPS II

Top twenty holders of Westpac SPS II at 6 October 2009

	Number of Westpac SPS II	% Held
BT Portfolio Services Limited	529,698	5.83
Invia Custodian Pty Limited	380,276	4.19
RBC Dexia Investor Services Australia Nominees Pty Limited	280,984	3.09
Namrog Investments Pty Limited	250,000	2.75
Bond Street Custodians Limited	229,324	2.52
UCA Cash Management Fund Limited	141,985	1.56
Avanteos Investments Limited	140,593	1.55
UBS Wealth Management Australia Nominees Pty Limited	139,742	1.54
Questor Financial Services Limited	107,587	1.18
Brickworks Investment Company Limited	90,165	0.99
HSBC Custody Nominees (Australia) Limited	66,556	0.73
Alsop Pty Limited	55,000	0.61
National Nominees Limited	52,038	0.57
Dimbulu Pty Limited	51,000	0.56
Equity Trustees Limited	50,583	0.56
Domer Mining Company Pty Limited	50,000	0.55
Koll Pty Limited	50,000	0.55
Randazzo C&G Developments Pty Limited	50,000	0.55
Mr Edward Furnival Griffin & Mrs Deborah Ann Griffin	45,003	0.50
ANZ Nominees Limited	40,250	0.44
Total of top 20 registered holders	2,800,784	30.82

Analysis by range of holdings of Westpac SPS II as at 6 October 2009

			Number of Holders of		Number of
Number of Securities			Westpac SPS II	%	Westpac SPS II	%
1	—	1,000	12,058	91.06	3,507,809	38.62
1,001	—	5,000	1,031	7.79	2,394,365	26.36
5,001	—	10,000	92	0.69	759,131	8.36
10,001	—	100,000	57	0.43	1,673,213	18.42
100,001 and over			4	0.03	748,760	8.24
Totals			13,242	100.00	9,083,278	100.00

Voting rights of Westpac SPS and Westpac SPS II

In accordance with the terms of issue, holders of Westpac SPS and Westpac SPS II have no right to vote at any general meeting of Westpac except in the following circumstances:

a.          on a proposal:

•     to reduce the share capital of Westpac;

•     that affect rights attached to Westpac preference shares;

•     to wind up Westpac; or

•     for the disposal of the whole of the property, business and undertaking of Westpac.

b.         on a resolution to approve the terms of a share buy back agreement, other than a buy back agreement relating to Westpac preference shares;

c.          during a period in which a dividend (or part of a dividend) in respect of the Westpac preference shares is in arrears; and

d.         during the winding up of Westpac.

When entitled to vote at a general meeting of Westpac in respect of the matters listed above, holders of Westpac SPS and Westpac SPS II are entitled, on a show of hands, to exercise one vote; and on a poll, to one vote for each Westpac SPS or Westpac SPS II held.

Holders of Westpac SPS and Westpac SPS II are entitled to the same rights as the holders of Westpac’s ordinary shares in relation to receiving notices, reports and financial statements, and attending and being heard at all general meetings of Westpac.

Domicile of ordinary shareholders as at 6 October 2009

			Number of	% of
	Number		Issued Shares	Issued Shares
	of Holders(1)	% of Holdings	and Options	and Options
Australia	507,509	94.16	2,895,341,577	97.94
New Zealand	27,141	5.03	45,295,179	1.53
United Kingdom	1,801	0.33	4,497,334	0.15
United States	583	0.10	2,164,587	0.07
Other Overseas	2,065	0.38	9,121,694	0.31
Totals	539,099	100.00	2,956,420,371	100.00

(1)          Some registered holders own more than one class of security.

Domicile of holders of Westpac SPS as at 6 October 2009

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac SPS	Westpac SPS
Australia	14,457	99.95	10,356,205	99.94
United Kingdom	3	0.02	1,765	0.02
New Zealand	1	0.01	200	—
Singapore	1	0.01	500	—
United States	1	0.01	4,000	0.04
Total	14,463	100.00	10,362,670	100.00

Domicile of holders of Westpac SPS II as at 6 October 2009

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac SPS II	Westpac SPS II
Australia	13,238	99.97	9,080,428	99.97
United Kingdom	1	0.01	450	—
New Zealand	2	0.01	600	0.01
Taiwan	1	0.01	1,800	0.02
Total	13,242	100.00	9,083,278	100.00

Market price information

The principal listing of our ordinary shares is on the ASX. ADS, each representing five ordinary shares, are listed on the NYSE.

On 11 July 2005, ordinary Westpac shares were issued upon exchange of NZ Class shares.

The tables below set forth, for the calendar periods indicated, the reported high and low market quotations for our ordinary shares on the ASX based on its daily official list and for our ADS on the NYSE.

	Per Ordinary Share in A$(1)		Per American Depositary Share in US$(2)
Financial year ending	High	Low	High	Low
September 2009	26.74	14.40	115.44	45.90
September 2008	31.32	18.36	141.98	85.28
September 2007	28.69	22.53	125.80	84.74
September 2006	25.35	21.31	96.60	76.46
September 2005	21.40	17.52	81.03	64.12

	Per Ordinary Share in A$		Per American Depositary Share in US$
Quarter ending	High	Low	High	Low
2009:
March	19.89	14.40	69.81	47.90
June	20.93	18.27	81.72	68.75
September	26.74	18.76	115.44	73.79
2008:
March	28.19	20.34	122.50	94.45
June	26.25	19.92	122.19	95.29
September	24.82	18.36	108.35	85.28
December	24.10	14.59	91.35	45.90
2007:
March	26.49	23.37	106.75	92.04
June	27.85	25.17	115.19	106.40
September	28.69	23.35	125.80	97.83
December	31.32	26.70	141.98	115.77
2006:
March	24.24	22.40	89.35	83.34
June	25.35	21.56	96.60	76.46
September	23.53	21.31	90.35	79.90
December	25.27	22.53	96.30	84.74

	Per Ordinary Share in A$		Per American Depositary Share in US$
Month ending – 2009	High	Low	High	Low
October	27.57	24.67	124.91	107.95
September	26.74	23.69	115.44	100.61
August	24.83	21.91	102.20	93.97
July	21.82	18.76	91.00	73.79
June	20.36	18.52	81.72	75.30
May	20.69	18.27	81.14	69.50
April	20.93	18.76	76.60	68.75

(1)          A$ market price information is intraday high and low trading prices.

(2)          JPMorgan Chase Bank, N.A, New York acts as Depositary for Westpac’s ADS.

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

b.              the financial sanctions administered by the RBA in accordance with the Banking (Foreign Exchange) Regulations 1959, specifically, in relation to transactions involving the transfer of funds or payments to, by the order of, or on behalf of specified:

•                  supporters of the former Federal Republic of Yugoslavia (the Milosevic regime);

•                  ministers and senior officials associated with the Mugabe regime in Zimbabwe;

•                  entities and an individual associated with the Democratic People’s Republic of Korea;

•                  specified Iranian entities and persons; and

•                  figures, supporters and associates of the Burmese regime;

are prohibited without the prior approval of the RBA.

c.               the United Nations Security Council (UNSC) financial sanctions administered by the Department of Foreign Affairs and Trade (DFAT) including:

•                  Terrorist Asset Freezing Regime

In accordance with the Charter of the United Nations Act 1945 and the Charter of the United Nations (Dealings with Assets) Regulations 2008, a person is prohibited from using or dealing with funds, financial assets or economic resources of persons or entities listed as terrorists by the Minister for Foreign Affairs in the Commonwealth of Australia Gazette. It is also a criminal offence to make assets available to such persons or entities; and

•                  Country-based sanctions

Under part 5 of the Charter of the United Nations Act 1945 and associated regulations, UNSC financial sanctions have been implemented. It is an offence to use or deal with funds, financial assets or economic resources of persons or entities associated with certain countries designated by the UNSC. It is also a criminal offence to make assets available to such persons or entities.

Limitations affecting security holders

The following Australian laws impose limitations on the right of non-residents or non-citizens of Australia to hold, own or vote on shares in Westpac. All these limitations apply to the holders of the American Depositary Receipts (ADR) evidencing ADS, issued by our Depositary in the United States.

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

Financial Sector (Shareholdings) Act 1998

The Financial Sector (Shareholdings) Act 1998 imposes restrictions on shareholdings in Australian financial sector companies (which includes Westpac). Under that legislation a person (including a corporation) may not hold more than a 15% ‘stake’ in a financial sector company without prior approval from the Treasurer of Australia. A person’s stake in a financial sector company is equal to the aggregate of the person’s voting power in the company and the voting power of the person’s associates. The concept of voting power is very broadly defined. The Treasurer may approve a higher percentage shareholding limit if the Treasurer is satisfied that it is in the national interest to do so.

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

The American Depositary Receipts agreement

The Deposit Agreement among JPMorgan Chase Bank of New York as Depositary, and us, and the record holders from time to time of all ADRs, applies all of the provisions of our Constitution to ADR holders. Record holders of ADRs are required by the Deposit Agreement to comply with our requests for information as to the capacity in which such holders own ADRs and related ordinary shares as well as to the identity of any other person interested in such ADRs and related ordinary shares and the nature of such interest.

Enforceability of foreign judgments in Australia

We are an Australian public corporation having limited liability. All of our Directors and Executive Officers reside outside the US. Substantially all or a substantial portion of the assets of all or many of such persons are located outside the US. As a result, it may not be possible for investors to effect service of process within the US upon such persons or to enforce against them judgments obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the US. There may be doubt as to the enforceability in Australia, in original actions or in actions for enforcement of judgments of US courts, of civil liabilities predicated upon the federal securities laws of the US.

Taxation

Australian taxation

The following discussion is a summary of certain Australian taxation implications of the ownership and disposition of ordinary shares (including ADS) for shareholders holding their shares on capital account. This discussion is based on the laws in force at the date of the Annual Report and the Convention between the Government of Australia and the Government of the United States of America for the Avoidance of Double Taxation and The Prevention of Fiscal Evasion with respect to Taxes on Income (the Tax Treaty), and is subject to any changes in Australian law and any change in the Tax Treaty occurring after that date.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis of all the potential Australian tax implications of owning and disposing of ordinary shares. The specific tax position of each investor will determine the applicable Australian income tax implications for that investor and we recommend that investors consult their own tax advisers concerning the implications of owning and disposing of ordinary shares.

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

Gain or loss on disposition of shares

Generally, any profit made by a resident shareholder on disposal of shares will be subject to capital gains tax.

However, if the shareholder is regarded as a trader or speculator, or carries on a business of investing for profit, any profits may be taxed as ordinary income.

A discount may be available on capital gains on shares held for 12 months or more by individuals, trusts or complying superannuation entities. The discount is one half for individuals and trusts, and one third for complying superannuation entities. Companies are not eligible for the capital gains tax discount. For shares acquired prior to 1 October 1999, an alternative basis of calculation of the capital gain may be available which allows the use of an indexation formula.

Normal rates of income tax would apply to capital gains so calculated. Any capital loss can only be offset against capital gains. Excess capital losses can be carried forward for offset against future capital gains.

Generally, subject to two exceptions, a non-resident disposing of shares in an Australian public company will be free from income tax in Australia. The main exceptions are as follows:

•                  shares held as part of a trade or business conducted through a permanent establishment in Australia. In such a case, any profit on disposal would be assessable to ordinary income tax. Losses would constitute an allowable deduction; and

•                  shares held in public companies where the shareholder and its associates have held (for at least 12 months in the 24 months prior to disposal) a holding of 10% or more in the company and more than 50% of the company’s assets are represented by interests in Australian real property (which is unlikely to be the case for Westpac). In such a case, capital gains tax would apply.

United States taxation

The following is a summary of certain United States federal income tax implications of the ownership and dispositions of ordinary shares (including ADS) by US holders (as defined below) that hold the ordinary shares as a capital asset. This discussion is based on the US Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed regulations, published rulings and court decisions, and the Tax Treaty, all as currently in effect and all of which are subject to change, possibly on a retroactive basis.

This discussion is intended only as a descriptive summary and does not purport to be a complete analysis of all the potential United States federal income tax consequences of owning and disposing of ordinary shares and does not address United States federal income tax considerations that may be relevant to US holders subject to special treatment under United States federal income tax law (such as banks, insurance companies, real estate investment trusts, regulated investment companies, dealers in securities, tax-exempt entities, retirement plans, certain former citizens or residents of the United States, persons holding ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a ‘functional currency’ other than the US dollar, persons that own 10% or more (by voting power) of our stock or persons that generally mark their securities to market for United States tax purposes). We recommend investors consult their own tax advisers concerning the implications of owning and disposing of ordinary shares.

For purposes of this discussion you are a US holder if you are a beneficial owner of ordinary shares and you are for United States federal income tax purposes:

•                  an individual that is a citizen or resident of the United States;

•                  a domestic corporation;

•                  an estate whose income is subject to United States federal income tax regardless of its source; or

•                  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust.

If an entity treated as a partnership for United States federal income tax purposes owns the ordinary shares, the United States federal income tax implications of the ownership and disposition of ordinary shares will depend in part upon the status and activities of the partnership and the partner. Any such partnership should consult its own tax adviser concerning the United States federal income tax implications to it and its partners of owning and disposing of ordinary shares.

Taxation of dividends

Under the United States federal income tax laws, if you are a US holder, you must include in your gross income the gross amount of any dividend paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes). If you are a non-corporate US holder, dividends paid to you in taxable years beginning before 1 January 2011 that constitute qualified dividend income generally will be taxable to you at a maximum tax rate of 15%, provided that you hold the ordinary shares for more than 60 days during the 121 day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Dividends we pay with respect to the ordinary shares generally will be qualified dividend income.

You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you receive the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a US holder will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is included in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. The gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions on an ordinary share in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in such ordinary share and thereafter as capital gain.

Subject to certain limitations, the Australian tax withheld in accordance with the Tax Treaty and paid over to Australia will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% rate.

Dividends generally will be income from sources outside the United States for foreign tax credit limitation purposes. Under the foreign tax credit rules, dividends will, depending on your circumstances, be ‘passive category’ or ‘general category’ income for purposes of computing the foreign tax credit.

Taxation of capital gains

If you are a US holder and you sell or otherwise dispose of your ordinary shares, you will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your ordinary shares. Capital gain of a non-corporate US holder that is recognised before 1 January 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. Such capital gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes.

Passive foreign investment company considerations

We believe that we will not be treated as a passive foreign investment company (PFIC) for United States federal income tax purposes, and this discussion so assumes, but that is a factual determination made annually and therefore, may be subject to change. If we were to be treated as a PFIC, a US holder of ordinary shares would be subject to certain adverse tax consequences.

Information reporting and backup withholding

Under certain circumstances, information reporting and/or backup withholding may apply to US holders with respect to payments on or the proceeds from the sale, exchange or other disposition of the ordinary shares, unless an applicable exemption is satisfied. US holders that are corporations generally are excluded from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against a US holder’s United States federal income tax liability if the required information is furnished by the US holder on a timely basis to the Internal Revenue Service.

ADDITIONAL INFORMATION

Our constitution

Overview

We were incorporated in 1850 under the Bank of New South Wales Act, a special piece of legislation passed by the New South Wales Parliament at a time when there was no general companies’ legislation in Australia. On 23 August 2002, Westpac became registered under the Corporations Act as a public company limited by shares.

As part of the process of becoming a company regulated under the Corporations Act, shareholders adopted a new constitution at the AGM on 15 December 2000, which came into operation on 23 August 2002 and was subsequently amended by shareholders on 15 December 2005 and 13 December 2007.

Our objects and purposes

Our constitution does not contain a statement of our objects and purposes. These were originally contained in the Bank of New South Wales Act of 1850, as amended. As a company regulated by the Corporations Act we have the legal capacity and powers of an individual both within and outside Australia, and all the powers of a body corporate, including the power to issue and cancel shares, issue debentures, to distribute our property among our equity holders (either in kind or otherwise), to give security by charging our uncalled capital, to grant a floating charge over our property and to do any other act permitted by any law.

Directors’ voting powers

Under article 9.11(a) of our constitution, subject to complying with the Corporations Act regarding disclosure of and voting on matters involving material personal interests, our Directors may:

a.               hold any office or place of profit in our company, except that of auditor;

b.              hold any office or place of profit in any other company, body corporate, trust or entity promoted by our company or in which it has an interest of any kind;

c.               enter into any contract or arrangement with our company;

d.              participate in any association, institution, fund, trust or scheme for past or present employees or Directors of our company or persons dependent on or connected with them;

e.               act in a professional capacity (or be a member of a firm which acts in a professional capacity) for our company, except as auditor; and

f.                 participate in, vote on and be counted in a quorum for any meeting, resolution or decision of the Directors and may be present at any meeting where any matter is being considered by the Directors.

Under clause 9.11(b) of the constitution, a Director may do any of the above despite the fiduciary relationship of the Director’s office:

a.               without any liability to account to our company for any direct or indirect benefit accruing to the Director; and

b.              without affecting the validity of any contract or arrangement.

Under the Corporations Act, however, a director who has a material personal interest in any matter to be considered at any board meeting must not be present while the matter is being considered or vote on the matter, unless the other directors resolve to allow that director to be present and vote or a declaration is made by the ASIC permitting that director to participate and vote. These restrictions do not apply to a limited range of matters set out in section 191 of the Corporations Act where the director’s interest:

a.               arises because the director is a shareholder of the company in common with other shareholders;

b.              arises in relation to the director’s remuneration as a director of the company;

c.               relates to a contract the company is proposing to enter into that is subject to shareholder approval and will not impose obligations on the company if not approved by shareholders;

d.              arises merely because the director is a guarantor or has given an indemnity or security for all or part of a loan (or proposed loan) to the company;

e.               arises merely because the director has a right of subrogation in relation to a guarantee or indemnity referred to in (d);

f.                 relates to a contract that insures, or would insure, the director against liabilities the director incurs as an officer of the company (but only if the contract does not make the company or related body corporate the insurer);

g.              relates to any payment by the company or a related body corporate in respect of certain indemnities permitted by the Corporations Act or any contract relating to such an indemnity; or

h.              is in a contract or proposed contract with, or for the benefit of, or on behalf of, a related body corporate and arises merely because the director is a director of that related body corporate.

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

Directors’ borrowing powers

Article 10.2 of our constitution empowers our Directors, as a Board, to exercise all the powers of Westpac to borrow or raise money, to charge any property or business of Westpac or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of Westpac or of any other person. Such powers may only be changed by amending the constitution, which requires a special resolution (i.e. a resolution passed by at least 75% of the votes cast by members entitled to vote on the resolution and notice of which has been given in accordance with the Corporations Act).

Minimum number of directors

Our Constitution requires that the minimum number of directors is determined in accordance with the Corporations Act or other regulations. Currently the Corporations Act prescribes three as a minimum number of directors and APRA governance standards specify five as the minimum number of directors for APRA regulated entities. Westpac’s current number of directors is above these prescribed minimums.

Share rights

The rights attaching to our ordinary shares are set out in the Corporations Act and in our constitution, and may be summarised as follows:

a)             profits and dividends

Holders of ordinary shares are entitled to receive such dividends on those shares as may be declared by our Directors from time to time. Dividends that are paid, but not claimed, may be invested by our Directors for the benefit of Westpac until required to be dealt with in accordance with any law relating to unclaimed monies.

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

The following restrictions apply to our ability to declare and/or pay dividends:

i)                 if the payment of the dividend would breach or cause a breach by us of applicable capital adequacy or other supervisory requirements of APRA. Currently, one such requirement is that a dividend should not be paid without APRA’s prior consent if payment of that dividend, after taking into account all other dividends (if any) paid on our shares and payments on more senior capital instruments, in the financial year to which they relate, would cause the aggregate of such dividend payments to exceed our after tax earnings for the financial year, as reflected in our relevant audited consolidated financial statements; and

ii)              if, under the Banking Act 1959, we are directed by APRA not to pay a dividend; and

iii)           if the declaration or payment of the dividend would result in us becoming insolvent.

b)             voting rights

Holders of our fully paid ordinary shares have, at general meetings (including special general meetings), one vote on a show of hands and, upon a poll, one vote for each fully paid share held by them.

c)              voting and re-election of Directors

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

Under the ASX Listing Rules, no executive or non-executive director of a listed entity, apart from the managing director, may continue to hold office, without offering himself or herself for re-election, past the third AGM following their appointment or three years, whichever is the longer.

Under the Corporations Act, the election or re-election of each director by shareholders at a general meeting of a public company must proceed as a separate item, unless the shareholders first resolve that the elections or re-elections may be voted on collectively. A resolution to allow collective voting in relation to elections or re-elections is effective only if no votes are cast against that resolution. Any resolution electing or re-electing two or more Directors in contravention of this requirement is void.

d)             winding up

Subject to any preferential entitlement of holders of preference shares on issue at the relevant time, holders of our ordinary shares are entitled to share equally in any surplus assets if we are wound up.

e)              sinking fund provisions

We do not have any class of shares on issue that is subject to any sinking fund provisions.

Variation of rights attaching to our shares

Under the Corporations Act, unless otherwise provided by the terms of issue of a class of shares, the terms of issue of a class of shares in Westpac can only be varied or cancelled in any way by a special resolution of Westpac and with either the written consent of our shareholders holding at least three quarters of the votes in that class of shares or with the sanction of a special resolution passed at a separate meeting of the holders of that class of shares.

Convening general meetings

Under our constitution, our Directors may convene and arrange to hold a general meeting of our company whenever they think fit and must do so if required to do so under the Corporations Act and ASX Listing Rules. Under the Corporations Act, our Directors must call and arrange to hold a general meeting of the company if requested to do so by our shareholders who hold at least 5% of the votes that may be cast at the special general meeting or 100 shareholders entitled to vote at the meeting. Shareholders who hold at least 5% of the votes that may be cast at a general meeting may also call and arrange to hold a general meeting of our company at their own expense.

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

Change in control restrictions

Restrictions apply under the Corporations Act, the Financial Sector (Shareholdings) Act 1998 and the Foreign Acquisitions and Takeovers Act 1975.

For more detailed descriptions of these restrictions, refer to the sections ‘Limitations affecting security holders’, ‘Foreign Acquisitions and Takeovers Act 1975’, ‘Financial Sector (Shareholdings) Act 1998’, and ‘Corporations Act 2001’.

Substantial shareholder disclosure

There is no provision in our constitution that requires a shareholder to disclose the extent of their ownership of our shares.

Under the Corporations Act, however, any person who begins or ceases to have a substantial holding of our shares must, within two business days, give us notice after they become aware of that information. A further notice must be given to us by a substantial shareholder within two business days if at any time there is an increase or decrease of 1% in their holding. Copies of these notices must also be given to ASX Limited. A person will have a substantial holding of our shares if the voting rights attaching to our shares in which that person and their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. For more details, refer to the section ‘Corporations Act 2001’.

We also have a statutory right under the Corporations Act to trace the beneficial ownership of shares held by any shareholder, by giving a direction to that shareholder requiring disclosure to us of, among other things, the name and address of each other person who has a relevant interest in those shares, the nature and extent of that interest and the circumstances that gave rise to that other person’s interest. Such disclosure must, except in certain limited circumstances, be provided within two business days after the direction is received.

Australian Company Business Numbers

All corporate entities in Australia have a unique nine-digit identifier, referred to as an Australian Company Number (ACN) for Australian companies, which must be included on public documents, eligible negotiable instruments and the company’s common seal. In addition, entities can also apply for registration on the Australian Business Register so they can be allocated a unique eleven-digit identifier known as an Australian Business Number (ABN). For Australian companies, the last nine digits of their ABN are identical to their ACN. The ABN may be quoted on documents in lieu of the ACN.

Our ACN is 007 457 141 and our ABN is 33 007 457 141.

Documents on display

We are subject to the disclosure requirements of the US Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file Annual Reports with, and furnish other information to, the United States SEC. These materials and other information furnished by us, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Since April 2002, we have filed our reports on Form 20-F and have furnished other information to the SEC in electronic format which may be accessed through this web site.

Exchange rates

For each of the years indicated, the high, low, average and year-end noon buying rates(1) for Australian dollars were:

Year ended 30 September	2010(2)	2009	2008	2007	2006	2005
	(US$ per A$1.00)
High	0.9275	0.8824	0.9797	0.8855	0.7781	0.7974
Low	0.8656	0.6073	0.7831	0.7434	0.7056	0.7207
Average(3)	n/a	0.7400	0.9065	0.8163	0.7473	0.7685
Close (on 30 September)(4)	n/a	0.8824	0.7904	0.8855	0.7461	0.7643

For each of the months indicated, the high and low noon buying rates for Australian dollars were:

	October	September	August	July	June	May
Month	2009(2)	2009	2009	2009	2009	2009
	(US$ per A$1.00)
High	0.9275	0.8824	0.8439	0.8339	0.8195	0.7993
Low	0.8656	0.8306	0.8201	0.7751	0.7851	0.7290

(1)          The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

(2)          Through to 30 October 2009. On 30 October 2009, the noon buying rate was A$1.00 = US$0.9038.

(3)          The average is calculated by using the average of the exchange rates on the last day of each month during the period.

(4)          The noon buying rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. Refer to Note 1(a)(v) to the financial statements.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

WESTPAC BANKING CORPORATION

By: Manuela Adl

Authorised Representative

Dated 4 November 2009

INFORMATION FOR SHAREHOLDERS

Financial calendar

Record date for final ordinary share dividend	13 November 2009(1)

Annual General Meeting	16 December 2009

Final ordinary share dividend payable	21 December 2009

Record date for Westpac SPS and SPS II quarterly distribution	24 December 2009

Payment date for Westpac SPS and SPS II quarterly distribution	31 December 2009

Record date for Westpac SPS and SPS II quarterly distribution	24 March 2010

Half Year end	31 March 2010

Payment date for Westpac SPS and SPS II quarterly distribution	31 March 2010

Interim results and ordinary share dividend announcement	5 May 2010

Record date for interim ordinary share dividend	21 May 2010(2),(3)

Record date for Westpac SPS and SPS II quarterly distribution	23 June 2010

Payment date for Westpac SPS and SPS II quarterly distribution	30 June 2010

Interim ordinary share dividend payable	2 July 2010(3)

Record date for Westpac SPS and SPS II quarterly distribution	23 September 2010

Year end	30 September 2010

Payment date for Westpac SPS and SPS II quarterly distribution	30 September 2010

Final results and ordinary share dividend announcement	3 November 2010

Record date for final ordinary share dividend	12 November 2010(4),(5)

Annual General Meeting	15 December 2010(6)

Final dividend payable	20 December 2010(4)

(1)	Record date for 2009 final ordinary share dividend in New York — 12 November 2009.

(2)	Record date for 2010 interim ordinary share dividend in New York — 20 May 2010.

(3)	Dates will be confirmed at the time of announcing the 2010 interim results.

(4)	Dates will be confirmed at the time of announcing the 2010 final results.

(5)	Record date for 2010 final ordinary share dividend in New York — 11 November 2010.

(6)	Details regarding the location of this meeting and the business to be dealt with will be contained in the separate Notice of Meeting sent to shareholders in November 2010.

Annual General Meeting

The Westpac Annual General Meeting (AGM) will be held in Plenary Hall 2 at the Melbourne Convention Centre, Convention Centre Place, South Wharf, Melbourne, Victoria on Wednesday, 16 December 2009, commencing at 10:30am.

The AGM will be webcast live on the internet at www.westpac.com.au/investorcentre and an archived version of the webcast will be placed on the website to enable the AGM proceedings to be viewed at a later time.

The AGM will be transmitted live to an information meeting to be held in the Grand Ballroom at the Sofitel Sydney Wentworth, 61-101 Phillip Street Sydney, commencing at 10:30am. Shareholders attending the information meeting will have the opportunity to observe the AGM proceedings and ask questions, but can only vote by pre-lodged proxies.

Useful information

Key sources of information for shareholders

We report to shareholders each year, in late October or early November, in two forms: an Annual Review and Sustainability Report and an Annual Report. We also report half-yearly to shareholders via a newsletter, in conjunction with the dividend payments in July and December.

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

Online information

Australia

Westpac’s internet site www.westpac.com.au provides information for shareholders, including:

•                  access to internet banking and broking services;

•                  company history, results, economic updates, market releases and news; and

•                  corporate responsibility and sustainability.

Investors can short cut to the Investor Centre at www.westpac.com.au/investorcentre. The Centre includes the current Westpac share price and charting, and links to the latest ASX announcements and Westpac’s share registries.

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

•                  New York Stock Exchange (NYSE), as American Depositary Shares, (code WBK); and

•                  New Zealand Exchange Limited, (code WBC).

Westpac Investor Relations

Information other than that relating to your shareholding can be obtained from:

Westpac Investor Relations
Level 20, 275 Kent Street
Sydney NSW 2000 Australia
Telephone: +61 2 8253 3143
Facsimile: +61 2 8253 1207
Email: investorrelations@westpac.com.au

Share registries

For information about your shareholding or to notify a change of address etc., you should contact the appropriate share registry. Please note that, in Australia broker sponsored holders are required to contact their broker to amend their address.

Australia – Ordinary shares on the main register, and Westpac SPS and Westpac SPS II

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
Level 16, Brookfields House
19 Victoria Street West
Auckland 1142, New Zealand
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
MN 55164-0504, USA

Shareholder enquiries:

Telephone: 1 800 990 1135
(toll free: non-US callers will be charged IDD)
Telephone: +1 651 453 2128
(Hearing impaired: +1 866 700 1652)
Email: jpmorgan.adr@wellsfargo.com
Website: www.adr.com

(1)           Each ADS is comprised of five fully paid ordinary shares.

GLOSSARY OF ABBREVIATIONS

AASB	Australian Accounting Standards Board

AASB 2	Australian Accounting Standards AASB Share-based Payment

AASB 3	Australian Accounting Standards AASB Business Combinations

AASB 5	Australian Accounting Standards AASB Non Current Assets Held for Sale and Discontinued Operations

AASB 7	Australian Accounting Standards AASB Financial Instruments Disclosures

AASB 8	Australian Accounting Standards AASB Operating Segments

AASB 101	Australian Accounting Standards AASB Presentation of Financial Statements

AASB 110	Australian Accounting Standards AASB Events after the Balance Sheet Date

AASB 114	Australian Accounting Standards AASB Segment Reporting

AASB 119	Australian Accounting Standards AASB Employee Benefits

AASB 121	Australian Accounting Standards AASB The Effects of Changes in Foreign Exchange Rates

AASB 127	Australian Accounting Standards AASB Consolidated and Separate Financial Statements

AASB 132	Australian Accounting Standards AASB Financial Instruments: Presentation and Disclosure

AASB 136	Australian Accounting Standards AASB Impairment of Assets

AASB 137	Australian Accounting Standards AASB Provisions, Contingent Liabilities and Contingent Assets

AASB 138	Australian Accounting Standards AASB Intangible Assets

AASB 139	Australian Accounting Standards AASB Financial Instruments: Recognition and Measurement

AASB 1038	Australian Accounting Standards AASB Life Insurance Contracts

AASB 2007-3	Australian Accounting Standards AASB Amendments to Australian Accounting Standards arising from AASB 8 - February 2007

AASB 2007-6	Australian Accounting Standards AASB Amendments to Australian Accounting Standards arising from AASB 123 - June 2007

AASB 2007-8	Australian Accounting Standards AASB Amendments to Australian Accounting Standards arising from AASB 101 - September 2007

AASB 2007-10	Australian Accounting Standards AASB Further Amendments to Australian Accounting Standards arising from AASB 101

AASB 2008-1	Australian Accounting Standards AASB Amendments to Australian Accounting Standard — Share-based Payments: Vesting Conditions and Cancellations

AASB 2008-2	Australian Accounting Standards AASB Amendments to Australian Accounting Standards - Puttable Financial Instruments and Obligations arising on Liquidation - March 2008

AASB 2008-3	Australian Accounting Standards AASB Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127 - March 2008

AASB 2008-5	Australian Accounting Standards AASB Amendments to Australian Accounting Standards arising from the Annual Improvements Project - July 2008

AASB 2008-6	Australian Accounting Standards AASB Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project - July 2008

AASB 2008-7	Australian Accounting Standards AASB Amendments to Australian Accounting Standards - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate - July 2008

AASB 2008-8	Australian Accounting Standards AASB Amendments to Australian Accounting Standards - Eligible Hedged Items - August 2008

AASB 2008-12	Australian Accounting Standards AASB Amendments to Australian Accounting Standards - Reclassification of Financial Assets - Effective Date and Transition — December 2008

AASB 2008-13	Australian Accounting Standards AASB Amendments to Australian Accounting Standards arising from AASB Interpretation 17 - Distributions of Non-cash Assets to Owners - December 2008

AASB 2009-8	Australian Accounting Standards AASB Amendments to Australian Accounting Standards - Group Cash-settled Share-based Payment Transactions - July 2009

AASB 2008-13	Australian Accounting Standards AASB Amendments to Australian Accounting Standards arising from AASB Interpretation 17 - Distributions of Non-cash Assets to Owners - December 2008

AASB 2009-2	Australian Accounting Standards AASB Amendments to Australian Accounting Standards - Improving Disclosures about Financial Instruments - April 2009

AASB 2009-4	Australian Accounting Standards AASB Amendments to Australian Accounting Standards arising from the Annual Improvements Project - May 2009

AASB 2009-5	Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project - May 2009

AASB 2009-6	Australian Accounting Standards AASB Amendments to Australian Accounting Standards - June 2009

AASB 2009-7	Australian Accounting Standards AASB Amendments to Australian Accounting Standards - June 2009

AASB Interpretation 1	Changes in Existing Decommissioning, Restoration and Similar Liabilities

AASB Interpretation 9	Reassessment of Embedded Derivatives

AASB Interpretation 12	Service Concession Arrangements

AASB Interpretation 15	Agreements for the Construction of Real Estate

AASB Interpretation 16	Hedges of a Net Investment in a Foreign Operation

AASB Interpretation 17	Distributions of Non-cash Assets to Owners

ABN	Australian Business Number

ACCC	Australian Competition and Consumer Commission

ACN	Australian Company Number

ADI	Authorised Deposit-taking Institution

ADR	American Depositary Receipt

ADS	American Depositary Share

AFMA	Australian Financial Market Association

AGAAP	Australian Generally Accepted Accounting Principles

AGM	Annual general meeting

A-IFRS	Australian Equivalents to International Financial Reporting Standards

AIRB	Advanced Internal Ratings Based

AIRC	Australian Industrial Relations Commission

AMA	Advanced Measurement Approach

ANZSIC	Australian and New Zealand Standard Industrial Classification

APRA	Australian Prudential Regulation Authority

ASIC	Australian Securities and Investments Commission

ASX	Australian Securities Exchange

ASX Limited	Operates under the brand name Australian Securities Exchange

ASXCGC	ASX Limited’s Corporate Governance Council

ATM	Automatic teller machines

AUSTRAC	Australian Transactions Reports and Analysis Centre

BankSA	Bank of South Australia

BRMC	Board Risk Management Committee

BTFG	BT Financial Group

BTIM	BT Investment Management Limited

CALs	Credit Approval Limits

CAP	Collectively assessed provisions

Capital Trust III	Westpac Capital Trust III

Capital Trust IV	Westpac Capital Trust IV

CCE	Commodity, Carbon and Energy trading

CEA	Collective Employment Agreement

CEO	Chief Executive Officer

CEOPP	Chief Executive Officer Performance Plan

CFO	Chief Financial Officer

CGU	Cash-generating unit

CIR	Commissioner of Inland Revenue

CLS	Continuous Linked Settlement

Corporations Act	Australian Corporations Act 2001

COSO	Committee of Sponsoring Organizations of the Treadway Commission

CPM	Credit Portfolio Management

CPS	Converting Preference Shares

CREDCO	Westpac Group Credit Risk Committee

CRG	Customer Risk Grade

CRO	Chief Risk Officer

CSA	Cash Services Australia

DFAT	Department of Foreign Affairs and Trade

DRP	Dividend Reinvestment Plan

DSP	Deferral Share Plan

EAA	NSW Energy Administration Amendment (Water & Savings) Act 2005

EAD	Exposure at Default

EEO	Energy Efficiency Opportunities Act 2006 (Cth)

EFTPoS	Electronic Funds Transfer Point of Sale

ESP	Employee Share Plan

FDR	First Data Resources Australia Limited

FinSec	Finance and Information Union

FIRsTS	Fixed Interest Resettable Securities

FM	Financial Markets

FRA	Forward rate agreement

FTE	Full time equivalent

FUA	Funds under administration

FUM	Funds under management

Funding Trust III	Tavarua Funding Trust III

Funding Trust IV	Tavarua Funding Trust IV

FX	Foreign Exchange

GMSOP	General Management Share Option Plan

GRRC	Westpac Group Risk Reward Committee

Hastings	Hastings Funds Management Limited

IAPs	Individually Assessed Provisions

IASB	International Accounting Standards Board

IBA	International Banking Act of 1978

ICAA	Institute of Chartered Accountants in Australia

ICAAP	Internal Capital Adequacy Assessment Process

IDA	Interbank deposit agreement

IEA	Individual Employment Agreement

IFRS	International Financial Reporting Standards

IPO	Initial pubic offering

IRRBB	Interest Rate Risk in the Banking Book

ISDA	International Swaps and Derivatives Association

LGD	Loss Given Default

LIASB	Life Insurance Actuarial Standard Board

LTI	Long term incentive

LVR	Loan to value ratio

MARCO	Westpac Group Market Risk Committee

MRM	Market Risk Management

MTNs	Medium term notes

NAR	Net interest income-at-risk

NII	Net interest income

NYSE	New York Stock Exchange

NZ	New Zealand

NZIRD	New Zealand Inland Revenue Department

NZSX	New Zealand Stock Exchange

NZX	New Zealand Exchange

OPCO	Westpac Group Operational Risk and Compliance Committee

PBG	Premium Business Group

PD	Probability of Default

PFIC	Passive foreign investment company

PwC	PricewaterhouseCoopers

R&D	Research and development

RAMS	RAMS Home Loans

RBA	Reserve Bank of Australia

RBNZ	Reserve Bank of New Zealand

RSP	Restricted Share Plan

S&P	Standard & Poor’s

SCG	Specialised Capital Group

SEC	US Securities and Exchange Commission

SFR	Stable funding ratio

SME	Small to medium enterprises

SOSPS	Senior Officers’ Share Purchase Scheme

SOX	Sarbanes Oxley Act 2002

SPP	Share Purchase Plan

SPS	Stapled Preferred Securities

SPVs	Special purpose vehicles

SRAs	Settlement Residue Auctions

St.George	St.George Bank Limited and its subsidiaries, unless context clearly means just St.George Bank Limited

STI	Short term incentive

The Group	Westpac Banking Corporation Group

TPS 2003	Trust Preferred Securities 2003

TPS 2004	Trust Preferred Securities 2004

TPS 2006	Trust Preferred Securities 2006

TSR	Total shareholder return

UKSS	UK Staff Superannuation Scheme

UNSC	United Nations Security Council

US Federal Reserve	US Federal Reserve System

US	United States

VaR	Value at risk

WBC	Westpac Banking Corporation

WIB	Westpac Institutional Bank

WNZL	Westpac New Zealand Limited

WNZS	Westpac New Zealand Superannuation Scheme

WPP	Westpac Performance Plan

WRBB	Westpac Retail and Business Banking

WRP	Westpac Reward Plan

WSNZL	Westpac Securities NZ Limited

WSSP	Westpac Staff Superannuation Plan

WNZSHL	Westpac NZ Securitisation Holdings Limited

Item 19. Exhibits Index

1.	Constitution (as amended) incorporated by reference to our Form 6-K/A filed on 20 December 2007.

4(a)	Merger Implementation Agreement between Westpac Banking Corporation and St.George Bank Limited, incorporated by reference to our Form 6-K filed on 8 September 2008.

4(c).1	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2001.

4(c).2

Access and Indemnity Deed between Westpac Banking Corporation and Elizabeth Bryan dated 30 November 2006, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2007.

4(c).3	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2008.

4(c).4	Indemnity Deed Poll, dated 10 September 2009, of Westpac Banking Corporation.

4(c).5	Westpac General Management Share Option Plan Rules, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2006.

4(c).6

Westpac Employee Share Plan (WESP) — Stage One Regulations and Rules for Participation amended on 11 December 2002, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2006.

4(c).7	Senior Officers’ Share Purchase Scheme Rules, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2006.

4(c).8	Employment Agreement between Westpac Banking Corporation and Ilana Atlas dated 24 October 2002, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2003.

4(c).9	Securities Agreement between Westpac Banking Corporation and David Morgan dated 14 August 2003, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2003.

4(c).10	Employment Agreement between Westpac Banking Corporation and Rob Coombe dated 6 October 2004, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2005.

7.	Computation of ratios of earnings to fixed charges.

8.	List of controlled entities — refer to note 39 to the financial statements in this Annual Report.

11.	Code of ethics, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2006.

12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.

13.	Certifications pursuant to 18 U.S.C. Section 1350.

15.	Auditor consent dated 4 November 2009.

Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.