Form 20-F
period 2010-09-30
WESTPAC BANKING CORP
filed 2010-11-15
CIK 719245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2010

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 2.25% Notes due November 19, 2012, 2.10% Notes due August 2, 2013, 4.20% Notes due February 27, 2015, 3.00% Notes due August 4, 2015, 4.625% Subordinated Notes due 2018 and 4.875% Notes due November 19, 2019

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares	2,989,207,519 fully paid

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

2010 Annual Report

The Westpac Group

Annual Report 2010

Information contained in or accessible through the web sites mentioned in this Annual Report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to web sites are inactive textual references and are for information only.

Table of contents

Annual Report
Form 20-F cross-reference index	2
Guide 3 cross-reference index	4
Section 1	5
Information on Westpac	6
Business strategy	6
Managing sustainability	8
Outlook	11
Significant developments	11
Corporate governance	18
Directors’ report	36
Section 2	75
Five year summary	76
Reading this report	77
Review of Group operations	79
Income statement review	81
Balance sheet review	91
Capital resources	96
Commitments	98
Divisional performance	99
Westpac Retail & Business Banking	102
Westpac Institutional Bank	104
St.George Bank	106
BT Financial Group (Australia)	108
New Zealand Banking	110
Other divisions	112
Risk and risk management	118
Other Westpac business information	127
Additional financial information	129
Section 3	133
Financial statements	134
Notes to the financial statements	139
Statutory statements	296
Section 4	303
Shareholding information	304
Additional information	314
Information for shareholders	319
Glossary of abbreviations and defined terms	321

In this Annual Report a reference to ‘Westpac’, ‘Group’, ‘The Westpac Group’, ‘we’, ‘us’ and ‘our’ is to Westpac Banking Corporation ABN 33 007 457 141 and its subsidiaries unless it clearly means just Westpac Banking Corporation.

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

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission)

20-F item number and description		Page

Part I
Item 1.	Identity of directors, senior management and advisers	Not applicable
Item 2.	Offer statistics and expected timetable	Not applicable
Item 3.	Key information
	Selected financial data	76, 81, 91-92, 317
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	118-120
Item 4.	Information on Westpac
	History and development of Westpac	6-7, 11-15
	Business overview	6-17
	Organisational structure	7, 277-281
	Property, plant and equipment	128
Item 4A.	Unresolved staff comments	126
Item 5.	Operating and financial review and prospects
	Operating results	79-96, 99-117, 155-157
	Liquidity and capital resources	96-97, 123, 125-126
	Research and development, patents, licences etc.	Not applicable
	Trend information	81-96, 99-117
	Off-balance sheet arrangements	Not applicable
	Tabular disclosure of contractual obligations	98
	Safe harbor	77
Item 6.	Directors, senior management and employees
	Directors and senior management	36-42, 44-45
	Compensation	48-71, 283-291
	Board practices	20-33, 36-39
	Employees	127-128
	Share ownership	44-45, 283-291
Item 7.	Major equity holders and related party transactions
	Major equity holders	304-308
	Related party transactions	128, 283
	Interests of experts and counsel	Not applicable
Item 8.	Financial information
	Consolidated statements and other financial information	133-300
	Significant changes	11-15, 295
Item 9.	The offer and listing	Not applicable
Item 10.	Additional information
	Share capital	Not applicable
	Memorandum and articles of association	314-316
	Material contracts	269-270
	Exchange controls	310-311
	Taxation	311-313
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	316
	Subsidiary information	Not applicable
Item 11.	Quantitative and qualitative disclosures about market risk	121, 124, 241-245
Item 12.	Description of securities other than equity securities	Not applicable

Part II
Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable
Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
Item 15.	Controls and procedures	126, 297, 300
Item 16A.	Audit committee financial expert	27-28
Item 16B.	Code of ethics	24-25
Item 16C.	Principal accountant fees and services	28, 267-268
Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable
Item 16E.	Purchases of equity securities by the issuer and affiliated purchasers	97, 191, 203
Item 16F.	Changes in Registrant’s certifying accountant	Not applicable
Item 16G.	Corporate governance	18
Part III
Item 17 & 18	Financial statements	133-295
Item 19.	Exhibits
Consolidated income statements for the years ended 30 September 2010, 2009 and 2008		134
Consolidated balance sheets as at 30 September 2010 and 2009		136
Consolidated statements of comprehensive income for the years ended 30 September 2010, 2009 and 2008		135
Consolidated statements of cash flows for the years ended 30 September 2010, 2009 and 2008		138
Notes to the financial statements		139-295
Management’s report on the internal control over financial reporting		297
Report of independent registered public accounting firm		298-300

Guide 3 cross-reference index

Page
Part I Distribution of assets, liabilities and stockholders’ equity: interest rates and interest differential
Average balance sheets	91, 204-207
Analysis of net interest earnings	82-84, 88, 204-207
Volume and rate movement	82, 204-207
Part II Investment portfolio
Book value of investments	166-167
Maturity profile	167, 238-239
Book value and market value > 10% of shareholders	167
Part III Loan portfolio
Types of loans	129, 168-169
Maturities and sensitivities of loans to changes in interest rates	170-171
Risk elements
Non-accrual, past due and restructured loans	95-96, 230-231
Potential problem loans	95-96
Foreign outstandings	122
Loan concentrations	Not applicable
Other interest bearing assets	166-167, 224
Part IV Summary of loan loss experience
Analysis of the allowance for loan losses	130-131, 172-175
Allocation of the allowance for loan losses	130-131, 172-175
Part V Deposits	182-183
Part VI Return on equity and assets	76, 92
Part VII Short-term borrowings	186-188

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

We have branches, affiliates and controlled entities(1) throughout Australia, New Zealand and the near Pacific region, and maintain offices in some of the key financial centres around the world(2).

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

As at 30 September 2010, our market capitalisation was $69.5 billion(3) and we had total assets of $618.3 billion.

Business strategy

Our vision is to be one of the world’s great companies, helping our customers, communities and people to prosper and grow.

Our aspiration is to:

•         have a family of much loved financial services brands;

•         be recognised for enduring customer relationships;

•         be a place where the best people want to work;

•         be a leader in the community; and

•         be a great investment.

Our mission is to earn all of our customers’ business.

Our focus is on:

•         delighting our customers;

•         having the right people in the right roles; and

•         our reputation.

We have strong values, which are well embedded in our culture. We believe that the following values will help us deliver our strategy:

•         working as one team;

•         delighting customers;

•         acting with integrity;

•         achievement; and

•         valuing each other.

Strategic priorities

By putting the customer at the centre of everything we do, engaging our customers through brands they know and trust, and focusing on the key elements of customer advocacy, we believe we will realise our vision to be one of the world’s great companies, helping our customers, communities and people to prosper and grow.

Consistent with that approach, our strategic priorities are particularly centred on improving our distribution and customer offerings, specifically to:

a)    Focus on key customer segments, aiming to deepen relationships with customers, especially in savings and wealth management by

•         putting the customer at the centre of everything we do;

•         establishing and driving high performing and locally empowered businesses very close to the communities they serve;

•         developing and implementing compelling customer segment strategies, bringing banking and wealth management together for the customer; and

•         strengthening the skills and depth of our people.

b)    Become faster, simpler and easier to do business with

•         by having processes and solutions designed from the customer’s perspective;

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

d)    Make our people an important part of our advantage

•         through appropriate recruitment and induction processes;

•         with a continuing focus on training and coaching; and

•         by having a flexible and diverse workforce.

e)     Invest in technology and operations to

•         transform service delivery, redesign processes end-to-end from a customer perspective; strengthen technology capabilities to increase the reliability and consistency of service;

•         focus on driving productivity and eliminating duplication to provide headroom for additional investment; and

•         launch a multi-year technology transformation program to renew our overall technology base.

f)       Lead in reputational and sustainability matters

•         by ensuring that each decision we make is consistent with our customer-focused strategy, and by continuing to actively support the communities in which we operate;

(1)               Refer to Note 38 to the financial statements for a list of our controlled entities as at 30 September 2010.

(2)               Contact details for our head office, major businesses and offshore locations can be found on the inside back cover.

(3)               Based on the closing share price of our ordinary shares on the Australian Securities Exchange (ASX) as at 30 September 2010.

•         through further embedding sustainability concepts in all elements of our businesses;

•         through ongoing joint endeavours with our not-for-profit partners; and

•         by continuing to develop strong risk management capabilities as a competitive advantage.

Organisational structure

Our operations comprise the following five key customer-facing business divisions operating under multiple brands, serving around 11.8 million customers(1):

•         Westpac Retail & Business Banking, which we refer to as Westpac RBB, is responsible for sales, marketing and customer service for all consumer and small-to-medium enterprise customers in Australia under the ‘Westpac’ and ‘RAMS’(2) brands;

•         Westpac Institutional Bank, which we refer to as WIB, delivers a broad range of financial services to commercial, corporate, institutional and government customers either based in, or with interests in, Australia and New Zealand. Customers are supported through Westpac branches and subsidiaries located in Australia, New Zealand, New York, London and Asia;

•         St.George Bank is responsible for sales, marketing and customer service for our consumer, business and corporate customers in Australia under the St.George brand. It also includes the management and operation of Bank of South Australia (BankSA);

•         BT Financial Group Australia, which we refer to as BTFG, is Westpac’s wealth management business. BTFG designs, creates and distributes financial products that are designed to help our customers achieve their financial goals by administering, managing and protecting their assets. BTFG includes operations under the Asgard, Advance, Licensee Select, Magnitude, BankSA and Securitor brands; and

•         New Zealand Banking, which provides a full range of retail and commercial banking and wealth management products and services to consumer and business customers throughout New Zealand. New Zealand Banking operates under the Westpac New Zealand, Westpac Life New Zealand and BT New Zealand brands.

Other business divisions in the Group include:

•         Pacific Banking, which provides banking services for retail and business customers throughout near South Pacific Island Nations;

•         Product & Operations, which is responsible for consumer and business product development and operations;

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

These businesses are described in more detail in Section 2, including a summary of net profit and total assets by business division and management’s discussion and analysis of business division performance.

Structure chart of our businesses

(1)               All customers, primary and secondary, with an active relationship (excludes channel only and potential relationships) as at 30 September 2010.

(2)               RAMS Home Loans is our home loan franchise distribution business.

Managing sustainability

Our sustainability approach

We have a set of goals to make sustainability part of the way we do business including embedding sustainability into our strategy, values, culture and processes including supply chain, risk management, and product development.

Application of the AA1000 Principles

Our approach to sustainability is aligned to the AA1000 AccountAbility Principles Standard (2008), a voluntary framework developed by the UK based AccountAbility organisation. The standard establishes a framework for the identification, management and communication of sustainability issues. Underpinning the framework are three key principles:

•         inclusivity;

•         sustainability materiality; and

•         responsiveness.

Utilising these principles assists us to identify and respond to issues that matter to the long-term prosperity of our business, our customers, our people and our communities.

Inclusivity

Open dialogue with a wide range of stakeholder groups is important to better understand how we impact upon each other. Open dialogue also assists us to understand emerging trends and issues so that we can best respond to these challenges.

Key changes in our approach to inclusivity during 2010 have included:

•         working to better understand and address customer concerns;

•         specific engagement with customers and non-government organisations on developing credit policy statements;

•         the further rollout of Net Promoter Score (NPS) measures across the Group;

•         more explicit monitoring of our reputation across a range of stakeholders; and

•         a review of our main stakeholder consultation body, the Community Consultative Council (CCC), was undertaken and will continue in 2011.

We have increased our engagement with the local community as well as maintained specific issue based engagements and our CCC.

Sustainability materiality

In addition to the stakeholder consultation approach described above, issues, risks and opportunities are also identified from a wide range of sources such as strategic planning sessions, media coverage and government priorities.

We prioritise issues according to their impact on our stakeholders, our business operations and financial outcomes. This year we applied a more prescriptive process to categorise and weigh individual issues. Issues are reviewed internally and endorsed by the Board Sustainability Committee before being reviewed by our external sustainability assurers, KPMG.

This year we saw fewer issues raised, but those raised were multifaceted and complex. Significant issues included: interest rates and fees, the impact of the global financial crisis, customer service, regulation, diversity and flexibility, climate change, and responsible lending and investment.

Responsiveness

These issues feed directly into the development of our sustainability strategy and objectives setting.

We set ourselves a number of objectives for 2010 which were broadly achieved in most areas. Details of our performance are provided on the following pages.

Following feedback from the CCC, and discussions with the Westpac Board, we have reviewed our five-year sustainability strategy to enhance the social dimensions of our performance objectives. This refresh will more closely align our 2011 sustainability objectives to our sustainability and business activities.

The following table sets out our performance against 2010 sustainability objectives

Going mainstream

Building sustainability into our products and services to help customers become more sustainable.

Embed sustainability criteria into consumer product design and decision making process across our retail brands in Australia.	✓	Product life cycle development documentation aligns to sustainability strategy.

Launch an energy efficiency loan product for retail customers in Australia and New Zealand.	✓

First major bank to participate in the Australian Federal Government’s Green Loan program, and a participant in the New Zealand Government’s ‘Warm Up New Zealand’ campaign to encourage the installation of heat pumps and insulation.

Roll out St.George Bank employee green loan to all Australian-based Westpac Group employees.	✓	$4,000 interest free green loan per employee was made available to employees in February 2010.

Roll out an innovative savings product to assist customers in savings and budget planning.	✓	In October 2009, St.George Bank and BankSA launched SENSE, a savings product with tools to save and improve customers’ money management. Winner of a 2010 Canstar Cannex Innovation Excellence Award.

To be ranked as the top 1 and 2 for NPS scores in Australia amongst the major banks and 4th in New Zealand.	Í	Whilst St.George Bank continues to lead NPS scores amongst the major banks, the remainder of this objective has not yet been reached.

People and places

Social sustainability including responsible banking and working on issues of concern to local communities

Commence measurement and reporting of customer feedback on Assist services and the Financial Solutions Group.	✓	NPS scores specific to the Assist services have been tracked during the year

Complete roll out of Westpac Local in Westpac RBB.	✓	The Westpac Local model has been implemented across Westpac RBB and New Zealand banking.

Provide $1 million in financial and in-kind support for financial counselling services.	✓	Over $1 million in support was provided.

Continue to grow the Organisational Mentoring Program.	✓	Number of Organisational Mentoring partners has increased from 5 in 2009 to over 40 in 2010.

Maintain a Group-wide employee engagement score of 81%.	Í	Employee engagement maintained at a high level, 80% (81% in 2009).

Tread lightly

Managing our own environmental footprint

Reduce Scope 1 and 2(1) emissions by 12.5% on 2008 levels(2).	Í	Total Scope 1 and 2 emissions reduced by 4% against the 2008 baseline.

Reduce paper consumption by 7% on 2008 levels(2).	✓	Paper consumption decreased by more than 24% against the 2008 baseline.

Reduce water consumption by 6% in Australian corporate and contact centres on 2008 levels.	n/a	The published target was established for Westpac. Comparable data is not available due to the integration of Westpac and St.George.

Identify and measure additional areas of Scope 3(3) (indirect emissions).	✓	Additional areas of Scope 3 emissions have been identified and have been incorporated into the measurement and reporting framework.

(1)               Scope 1 emissions are all direct greenhouse gas (GHG) emissions generated by the organisation. Scope 2 emissions are GHG emissions from energy (typically electricity) purchased by the organisation.

(2)               The 2008 baseline has been adjusted to include St.George on a pro forma basis.

(3)               Scope 3 emissions are GHG emissions from other indirect sources (typically from purchased materials, products or services).

Climate change

Helping customers and employees transition to a low-carbon economy

Implement New Zealand carbon strategy.	✓	The New Zealand carbon strategy has been implemented, including participation in New Zealand Emissions Trading Scheme (NZ ETS).

Launch carbon hedging and risk management products in Australia and New Zealand.	✓	First bank to trade in the New Zealand Emissions Trading Scheme. Well positioned to deliver products should market trading commence in Australia.

Incorporate carbon considerations into credit and risk processes and sector strategies.	✓

Carbon-related regulatory risk has been incorporated into sector strategy and credit submission templates. Carbon-related risk management strategies have been incorporated into specific high risk transactions.

Continue to engage with all significantly affected customers.	✓	Continued engagement with customers in Australia and New Zealand likely to be impacted by the measures to better understand the impacts and develop product responses.

Speaking out

Leading beyond the corporate walls and speaking out in support of sustainable business practice

Advocate for continued action on climate change.	✓

Westpac established as a Lead Partner with the Climate Institute, a local not-for-profit organisation which promotes policy, market and business solutions to climate change.

Founding partner of the Advance Green Network linking Australians around the world involved in sustainability. Events have been held in New York and London.

Continue to encourage the adoption of sustainable business practices amongst small to medium enterprises (SME) and within the community sector.	✓	Involved in the National SME Project and the launch of the Good Business Register for SME in December 2009.

Encourage greater use of Environmental, Social and Governance (ESG) factors in investment decision-making.	✓	Sustainability performance integrated into the 2010 Annual Review and Annual Report. Hosted an analyst briefing on sustainability in the finance sector.

Scope opportunities to embed sustainability criteria into the category management plans for priority areas of spend.	✓	Sustainability criteria has been embedded into category plans developed by our Group procurement team. For selected suppliers, environmental reporting criteria has also been embedded.

Have at least 5% of employees registered as ‘Our Tomorrow Champions’ across the Group.	✓	More than 5% (2,300 employees) have registered to be an ‘Our Tomorrow Champion’ across the Group.

Solid foundations

Corporate governance, risk management, values and ethics

Develop a consistent framework for credit risk analysis across all business units.	✓	An ESG Risk Framework has been approved by the Board Risk Management Committee.

Establish a governance process to implement the United Nations Principles for Responsible Investment (UN PRI) across the merged BTFG funds management businesses.	Í

Work to date on implementing a governance process for the implementation of the UN PRI has focused on the Advance business, including surveying of external fund managers and the development of a draft framework.

Implement Sustainable Supply Chain Management (SSCM) across all countries and brands.	✓

The Sustainable Supply Chain Management Policy applies across all countries and brands. Implemented in all Australian brands and with high spend suppliers in Pacific Banking. Detailed sustainability assessments are currently being carried out with high-risk and high-spend suppliers in New Zealand.

Explore opportunities to align sourcing practices with our local community engagement approach.	✓	In support of the Westpac Local model our Print Management Services Agreement now supports local printing of specialised marketing materials.

INFORMATION ON WESTPAC

Competition

The financial services markets are strongly competitive across the regions in which we operate and are likely to become more so as the global economy recovers from the global financial crisis.

We service the financial and wealth needs of a broad set of customer segments, spanning from small businesses to large corporate and institutional clients on the business side and consumers to high net worth individuals on the retail side of our business. Our competitors vary across the range of products and services that we offer, from large global organisations with a broad offering to entities more focused upon a specific region or product.

In Australia, the competition for deposits has intensified as banks and other financial institutions seek to reduce their reliance on wholesale funding and better position themselves for anticipated liquidity regulatory requirements.

We expect competition within the lending market to further intensify, in particular in business lending, as business confidence improves and investment returns. Competition for mortgages is likely to intensify further if growth in the housing market slows.

In the wealth business we expect competition to increase as financial institutions and industry funds move to capture a greater share of this fast growing market, particularly in superannuation (or pensions) and financial advice as the market responds to emerging regulatory changes.

The New Zealand economy, which suffered a more significant slowdown in economic activity than Australia during the global financial crisis, is showing some early signs of improvement. As a result, we would expect to see renewed competition for customers’ business as confidence improves, notwithstanding that a number of smaller non bank institutions have exited the New Zealand market.

Outlook(1)

The 2010 financial year has been an important period for The Westpac Group. Having emerged from the global financial crisis in strong shape, the Group has focused on improving the sustainability of the business. This has included, continuing to expand the distribution capability, building on the multi-brand strategy, implementing comprehensive cuts to customer fees, reducing the Group’s reliance on third party distribution, absorbing falls in markets related income, enhancing the Group’s technology infrastructure and further strengthening capital and liquidity. Each of these factors has some impact on earnings and the effects will continue into 2011.

In the period ahead, economic activity is expected to further improve as business investment picks up and global growth trends higher. Nevertheless we expect some of the legacies of the global financial crisis to be with us for some time including caution remaining in financial markets.

These trends are expected to see wholesale funding costs continue to rise in the year ahead.

At the same time we expect further clarity in the prudential and regulatory change agenda, particularly in finalising adjustments to capital and liquidity requirements. These changes are likely to see Westpac further strengthen its balance sheet although this is expected to be accomplished in a measured way.

Credit growth is expected to improve in the year ahead with housing growth remaining around current levels and business lending gradually improving after two years of de-gearing.

In the period ahead, Westpac will continue to focus on: better meeting customer needs; capitalising on our multi-brand approach and further strengthening the infrastructure supporting our network. This includes increasing investment in our Strategic Investment Priorities. At the same time, the Group will have a more targeted and selective approach to growth while appropriately managing all aspects of the balance sheet.

Having further strengthened the franchise over 2010, The Westpac Group is in excellent shape to continue supporting customers and improving returns to shareholders.

Significant developments

Merger with St.George Bank Limited

On 1 December 2008, Westpac completed its merger with St.George by way of a scheme of arrangement. The merger, originally announced on 13 May 2008, was approved by holders of St.George ordinary shares on 13 November 2008 and subsequently approved by the Federal Court of Australia on 17 November 2008. Upon completion of the merger, St.George Bank Limited operated as a Westpac subsidiary. A regulatory condition of the merger was that Westpac and St.George would transition to a single authorised deposit-taking institution (ADI).

On 1 March 2010 Westpac and St.George commenced operating as a single ADI. In conjunction, the legal entity, St.George Bank Limited was deregistered and Westpac became its successor in law. That transition resulted in all St.George assets and liabilities (including all deposits, contracts and debt securities previously issued by St.George Bank Limited) becoming Westpac assets and liabilities. All directly owned subsidiaries of St.George Bank Limited are now directly owned by Westpac.

St.George and all its wholly owned Australian subsidiaries joined the Westpac tax consolidation group on 31 March 2009. As part of the tax consolidation process, Westpac was required to reset the tax value of certain St.George Bank assets to the appropriate market value of those assets on 31 March 2009. A number of St.George Bank derivative contracts were assessed as having a market value, at the time of tax consolidation, higher than their original value. Pending the determination of the tax consolidation outcome, Westpac’s accounting for these contracts had factored in tax on this increase in value.

(1)               All data and opinions under ‘Outlook’ are generated by our internal economists and management.

Tax consolidation relating to the merger with St.George has been finalised for the 2009 and 2010 financial years. With the tax consolidation impacts for the 2009 and 2010 financial years now completed and the approach agreed with the Australian Taxation Office (ATO), it has been determined that tax is not required to be paid on the increase in the value of the derivative contracts that matured in the 2009 and 2010 financial years. This value totalled $2,284 million, and accordingly, our current tax liability and income tax expense have been reduced by $685 million. This will lead to a corresponding refund of 2009 tax paid and an adjustment to Westpac’s tax payable for 2010.

As additional derivative contracts mature, there may be further material favourable adjustments. However, it is not possible to assess these adjustments until the interaction of the new taxation of financial arrangements (TOFA) legislation and the tax consolidation rules is clarified. Additional adjustments to tax payable or deferred balances will not be made until discussions clarifying the application of these rules have been finalised with the ATO.

Strategic investment priorities

Westpac has commenced a significant investment in major strategic projects aimed at delivering business and technology capabilities to improve the customer experience. That investment is taking place through 15 cross-divisional programs we call our Strategic Investment Priorities (SIPs). The SIPS are a series of programs that implement the Group’s technology strategy and plan including:

•         addressing legacy technology issues;

•         transforming the Group’s technology infrastructure to support a multi-brand platform; and

•         supporting Westpac’s customer focused strategy.

The SIPs program consolidates a significant proportion of Westpac’s project investment and is planned to take place over five years with a forecast project investment of $2 billion.

Liquidity

On 17 December 2009, the Basel Committee on Banking Supervision (BCBS) released a consultative document titled International framework for liquidity risk measurement, standards and monitoring. The BCBS intends to release final standards by December 2010.

Following an extensive consultation process and Quantitative Impact Study, the BCBS continues to work on the quantification and determination of final standards. While some information has been released, the final package of reforms is not yet known. One unresolved issue of particular relevance to the Australian marketplace is the qualification criteria for liquid assets in jurisdictions where there are insufficient government bonds available to meet the Liquidity Coverage Ratio. The BCBS has announced that the implementation of the proposed Liquidity Coverage Ratio and Net Stable Funding Ratio are to be delayed until 2015 and 2018 respectively, pursuant to an observation period and further analysis by the BCBS.

The Australian Prudential Regulation Authority (APRA) has indicated that it will release revised Australian liquidity standards for consultation subsequent to finalisation of the BCBS standards. It is expected that APRA will release draft standards during 2011, and final standards during 2012.

Until there is greater clarity regarding the new prudential requirements, the full extent of the impacts for Westpac is uncertain. Notwithstanding the uncertain requirements, Westpac expects to be required to increase its holding of liquid assets.

Capital

On 17 December 2009, the BCBS released a consultative document titled Strengthening the resilience of the banking sector which set out potential changes to the definition and quantum of capital required to be held by banks globally, including the introduction of certain capital buffers. On 26 July 2010, the Group of Governors and Heads of Supervision, the oversight body of the BCBS, announced that they had reached broad agreement on the overall design of the capital reform package. This includes transitional arrangements for introduction of the proposed leverage ratio for final implementation by 2018.

On 12 September 2010, this Group of Governors also issued a further release announcing higher global minimum capital standards, which included:

•         an increase in the minimum common equity requirement from 2% to 4.5%;

•         an increase in the minimum Tier 1 capital requirement from 4% to 6%;

•         quantification of the capital conservation buffer at 2.5%, to be met with common equity; and

•         quantification of a range for the countercyclical buffer of between 0% - 2.5% of common equity or other fully loss absorbing capital.

The September 2010 release also outlined that agreement has been reached on transitional arrangements for implementing the new standards, with phase in arrangements starting from 1 January 2013 and some elements not becoming fully effective until 1 January 2019. The BCBS capital reforms are expected to be finalised by the end of 2010, following which APRA is expected to consult with industry in relation to prudential standards applicable for Australia. Until the full suite of capital reforms are finalised by the BCBS, and APRA’s prudential standards are issued, the full extent of the impacts for Westpac is uncertain.

In addition, the Financial Stability Board (FSB) working closely with the BCBS has finalised a policy framework, to be endorsed by the G20, that will apply to institutions deemed to be systemically important financial institutions (SIFIs). The framework calls on jurisdictions to put in place additional requirements for both national and global SIFIs. Details of the framework and the definition of a SIFI are currently unknown, and therefore the implications for Westpac cannot be determined at this stage.

INFORMATION ON WESTPAC

Derivatives Reform

Globally regulators are transforming the ‘Over the Counter’ (OTC) derivatives market by mandating central clearing for standardised OTC derivatives, encouraging exchange trading where appropriate, imposing higher capital charges on non-cleared products, and requiring all transactions to be reported to trade repositories. Westpac is closely monitoring offshore developments and is actively engaging with both local and international regulators, trade associations, banks, and clearing houses. It is expected that the usage of clearing globally will expand rapidly during 2011 and Westpac will commence moving towards a cleared solution following an appropriate risk assessment, as and when clearing solutions meeting the needs of the Australian marketplace become available. These changes have the potential to affect WIB’s Markets business.

United States

There are a number of significant regulatory reforms currently occurring in the United States. These include:

Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act)

In response to the recent financial crisis, new legislation designed to reform the system for supervision and regulation of financial firms in the United States was signed into law on 21 July 2010. The Dodd-Frank Act contains a wide range of provisions that will affect financial institutions operating in the United States, including foreign banks like Westpac. Included among its provisions are reforms designed to reduce systemic risk presented by very large financial firms, promote enhanced supervision, regulation, and prudential standards for financial firms, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the government with the tools needed to manage a financial crisis. Many aspects of the legislation require rulemaking by US federal supervisory agencies for full implementation. Until there is greater clarity, it is not possible to assess the impact of the legislation and the regulations on our operations.

Foreign Account Taxation Compliance Act (FATCA)

The FATCA provisions were signed into law in the US on 18 March 2010. The legislation requires foreign financial institutions (such as Westpac) to provide the US Internal Revenue Service (IRS) with information on accounts held by US persons. There are a number of significant Australian legal obstacles to compliance and the final form of the rules is unknown. However, if implemented near to its current form it would require substantial investment in a compliance and reporting framework to meet the standards.

Further regulatory developments

The Australian Federal Government has embarked on a program of regulatory reform, which will affect Westpac. This includes:

•         Credit law reform - The National Credit Code has commenced, increasing the regulation of activities relating to the provision of consumer credit. The Government has begun working on a second phase of its credit law reforms, which is expected to extend the regulation of credit to cover small businesses;

•         Consumer law reform - The Government continues reforms to Australia’s consumer laws. Regulators such as the Australian Competition and Consumer Commission (ACCC) and Australian Securities and Investments Commission (ASIC) are assisting industry with the detail of the new regulatory framework, including developing guidance on the application of new laws relating to unfair terms in consumer contracts;

•         Margin lending reform - Margin lending has been made a financial product subject to the Corporations Act and this has created new conduct and disclosure requirements for issuers and advisers of margin lending facilities which will take effect from 1 January 2011;

•         Superannuation changes - On 5 July 2010, the Government released the final report of the Cooper Review on the governance, efficiency, structure and operation of Australia’s superannuation system. The report makes several recommendations, including the proposed introduction of a simple, low-cost ‘MySuper’ superannuation product and an initiative called SuperStream to improve the efficiency of processing superannuation transactions through the use of technology; and

•         The introduction of a new regulatory framework for personal property securities - The Government has introduced a national personal property securities regime involving a single register, replacing a wide range of complex State and Territory based legislation and registers.

Westpac continues to review these developments, engage with Government, regulators and industry bodies as appropriate, and amend its systems, processes and operations to align with regulatory changes as they occur.

Proposed transfer of additional banking operations to Westpac New Zealand

It is a policy of the Reserve Bank of New Zealand (RBNZ) that all systemically important banks must incorporate as local entities in New Zealand, rather than operate through branch structures.

Until 1 November 2006, Westpac conducted its banking operations within New Zealand in a branch structure. On that date, and after extensive consultation with the RBNZ, Westpac adopted a dual registration operating model including a locally incorporated subsidiary, Westpac New Zealand Limited (WNZL), to conduct its retail and business banking activities in New Zealand, and a branch, Westpac’s NZ Branch (NZ Branch) to conduct its institutional and financial markets activities. The conditions of registration of each of WNZL and NZ Branch are consistent with these operating model arrangements.

In 2009, the RBNZ asked Westpac to review the structure of its operating model in New Zealand to ensure that it is able to sustain durable compliance with the RBNZ’s prudential policies. Accordingly, it was agreed that an independent review would take place, with the terms of reference for the review established through consultation between the RBNZ, WNZL and Westpac. The RBNZ, WNZL and Westpac have reached high level agreement on changes to the operating model.

Under that agreement, the NZ Branch will transfer the following additional business activities and associated employees to WNZL:

•         institutional customer deposits;

•         institutional customer transactional banking;

•         institutional customer lending;

•         debt capital markets (including customer loan syndication and securitisation arrangements, but excluding the debt securities team activities, such as arrangement of commercial paper and bond programmes); and

•         corporate advisory.

Details of the changes are being worked through in consultation with the RBNZ as part of the implementation program.

Under the proposed changes to the operating model, the NZ Branch will retain its financial markets operations for external customers, including sales and trading of capital markets products and foreign exchange for corporate and institutional customers, pricing and risk management for interest rate, foreign exchange and commodity products for retail, business and institutional customers of WNZL, and trading of capital markets products and foreign exchange as principal. In addition, the NZ Branch will retain its global intra-group financing functions.

Implementation of the transfer is currently expected to be completed by the end of the 2011 calendar year.

Australian Government Guarantee Scheme

On 31 March 2010, the Australian Government Guarantee Scheme for Large Deposits and Wholesale Funding (the Guarantee Scheme) closed to new liabilities. The Guarantee Scheme, originally announced in October 2008, provided a guarantee facility for deposits of amounts over $1 million and wholesale funding of an eligible ADI, in return for a fee payable by the eligible ADI.

Deposit balances above $1 million covered by the Guarantee Scheme as at 31 March 2010 will be covered until maturity (for term deposits), or until October 2015 (for at call deposits). For at call deposits, the amount covered will be capped at the closing guaranteed amount on 31 March 2010. Deposits and interest payments after this date will only be covered (up to the capped amount) if the guaranteed balance has fallen below the capped amount. For term deposits, interest due after 31 March 2010 will be guaranteed to maturity. Statutory trust accounts will be treated in the same way as other large deposits. Guaranteed wholesale liabilities as at 31 March 2010 will also be guaranteed to maturity (which may be up to five years).

Guarantee Scheme fees based on eligible ADIs’ long term credit rating, required to be paid monthly, continue to apply throughout the period for which the guarantee applies to the relevant deposits. The monthly payment is calculated on the basis of the funds to be guaranteed, multiplied by the Guarantee Scheme fee. The Guarantee Scheme fee applicable to Westpac is 70 basis points or (0.70%) per annum. The fee waiver for guaranteed amounts held in statutory trust accounts continues to apply.

The closure of the Guarantee Scheme does not affect the Financial Claims Scheme (FCS), administered by APRA, which will continue to provide depositors a free guarantee of deposits in eligible ADIs up to and including $1 million. The FCS applies to an eligible ADI if APRA has applied for the winding up of the ADI and the responsible Australian Government minister has declared that the FCS applies to that ADI. The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of certain of APRA’s financial claims scheme costs connected with that ADI. The levy would be imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities. The $1 million FCS cap is scheduled to be reviewed by the Australian Government in or around October 2011.

New Zealand Government Guarantee Scheme

WNZL opted into the New Zealand Retail Deposit Guarantee Scheme which the New Zealand Government originally announced on 12 October 2008. The scheme was for a two year period. WNZL entered into a Crown Deed of Guarantee on 11 November 2008, which was amended by a Supplemental Deed dated 24 November 2008. The Crown withdrew the original deed in respect of indebtedness incurred on or after 1 January 2010 and entered into a revised deed of guarantee with WNZL dated 16 December 2009. The scheme expired on 12 October 2010.

INFORMATION ON WESTPAC

The New Zealand deposit guarantee extended to debt securities issued by WNZL in any currency (which included deposits and other amounts lent to WNZL), other than debt securities issued to excluded creditors such as financial institutions and related parties of a participating entity. It did not extend to subordinated debt obligations. The debt securities covered by the New Zealand deposit guarantees were limited to an amount of NZ$1 million per creditor per approved institution. Under the original New Zealand deposit guarantee, WNZL was required to pay a fee of 10 basis points (or 0.1%) on the amounts owing to creditors covered by that guarantee to the extent that amount exceeded NZ$5 billion as at 12 October 2008. A similar additional fee was payable in respect of the balance as at 12 October 2009.

On 25 August 2009, the Crown announced an extension of the deposit guarantee scheme. The extension scheme is effectively a new scheme that commenced on 12 October 2010 and ends on 31 December 2011. Institutions had to re-apply to have a guarantee under the extension scheme. When releasing its Financial Stability Report in May 2010, the RBNZ said that there was no need for banks to enter the extended scheme and WNZL and Westpac Banking Corporation’s NZ Branch did not apply for the extension scheme.

On 1 November 2008, the New Zealand Government announced details of a wholesale funding guarantee facility to investment-grade financial institutions that have substantial New Zealand borrowing and lending operations (the Facility). The Crown entered into a Crown Wholesale Funding Guarantee Facility Deed with WNZL on 23 February 2009 and has provided a Crown Wholesale Funding Guarantee in respect of WNZL dated the same date. The Facility operated on an opt-in basis, by institution and by instrument. Wholesale funding liabilities of WNZL (which could include amounts guaranteed by WNZL) only have the benefit of the Facility where a Guarantee Eligibility Certificate has been issued in respect of those liabilities. Copies of the Guarantee Eligibility Certificates issued in respect of WNZL obligations are available on the New Zealand Treasury internet site. A guarantee fee was charged for each Guarantee Eligibility Certificate issued under the Facility, differentiated by the credit rating of the issuer of the relevant securities, the term of the security being guaranteed and, in the case of issues with terms of more than one year, between New Zealand dollar and non-New Zealand dollar issues. The maximum term of securities guaranteed was five years. The NZ Branch did not participate in the scheme.

The Facility closed on 30 April 2010. From that time no new Guarantee Eligibility Certificates will be issued but existing guaranteed liabilities have not been affected.

Tax developments

The Australian Federal Government commissioned Australia’s Future Tax System Review (the Henry Review) which is a comprehensive review of the Australian taxation system (except GST), chaired by the Secretary to the Treasurer, Dr Ken Henry AC.

On 2 May 2010, the Federal Government released the Henry Review and its initial response. A large proportion of the Henry Review’s 138 recommendations were not dealt with in the Government’s initial response. Of the recommendations addressed in its initial response, the Government recommended reducing the company tax rate to 29% for the 2013 - 2014 income year and to 28% from the 2014 - 2015 income year (28% for small business by 2012), and the gradual increase of the employers compulsory superannuation guarantee from 9% to 12% by 2020. Detail of these proposed reforms, and the Government’s response to the other recommendations, are expected to be released progressively. The Federal Government has made no announcement concerning the Henry Review since the Australian Federal election held in September 2010, and it is not certain that all aspects of the Government’s response will remain unchanged in the new Parliament. Until further detail is released, and any changes to the law finalised, any impact on Westpac cannot be determined.

The taxation of financial arrangements rules contained in the Tax Laws Amendment (Taxation of Financial Arrangements) Act 2009 became law on 26 March 2009. The TOFA rules will effectively result in a closer alignment of the recognition and measurement of many financial instruments between the Australian accounting standards and taxation laws.

Changes to accounting standards

In further response to the global financial crisis, governments, regulators and accounting standard setters are working to revise certain accounting standards. The objective is to achieve convergence towards a single set of high-quality, global and independent accounting standards. The specific areas that have been targeted include accounting for financial instruments, loan-loss provisioning, off-balance sheet exposures and the impairment and valuation of financial assets. The Group expects that there will be a number of new standards issued in calendar years 2010 and 2011 that may require changes to our current accounting approaches.

Litigation

New Zealand Commissioner of Inland Revenue

On 23 December 2009, Westpac reached a settlement with the New Zealand Commissioner of Inland Revenue (CIR) of the previously reported proceedings relating to nine structured finance transactions undertaken between 1998 and 2002. Under the settlement, Westpac agreed to pay the CIR 80% of the full amount of primary tax and interest and with no imposition of penalties. All proceedings have been discontinued and the other terms of the settlement are subject to confidentiality. Westpac provided in full for the primary tax and interest claimed by the CIR as part of its 2009 result, and consequently there has been a write back through income tax expense in the year ended 30 September 2010.

Supervision and regulation

Australia

Within Australia we are subject to supervision and regulation by six principal agencies: APRA; the Reserve Bank of Australia (RBA); the Australian Securities and Investments Commission (ASIC); the Australian Securities Exchange (ASX); the Australian Competition and Consumer Commission (ACCC); and the Australian Transaction Reports and Analysis Centre (AUSTRAC).

APRA is responsible for the prudential supervision of banks, credit unions, building societies, life and general insurance companies, friendly societies and most superannuation (pension) funds. APRA’s roles include the establishment and enforcement of prudential standards and practices designed to ensure that, under all reasonable circumstances, financial promises made to customers by the institutions it supervises are met.

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

Australia’s risk-based capital adequacy guidelines are generally consistent with the approach agreed upon by the Basel Committee on Banking Supervision. Refer to ‘Capital resources - Basel capital accord’ in Section 2.

The RBA is responsible for monetary policy, maintaining financial system stability and promoting the safety and efficiency of the payments system. The RBA is an active participant in the financial markets, manages Australia’s foreign reserves, issues Australian currency notes and serves as banker to the Australian Government.

ASIC is the national regulator of Australian companies. Its primary responsibility is for regulation and enforcement of company, financial markets and financial services laws that protect consumers, investors and creditors. With respect to financial services, it promotes honesty and fairness through the provision of consumer protection, using regulatory powers to enforce laws relating to deposit-taking activities, general insurance, life insurance, superannuation, retirement savings accounts, securities (such as shares, debentures and managed investments) and futures contracts and financial advice. ASIC became the principal regulator of consumer credit providers in 2010 following the introduction of new national consumer credit regulation. Effective 1 October 2010, ASIC has taken over from the ASX responsibility for supervision of trading on Australia’s domestic licensed markets and of trading participants. This supplements its pre-existing responsibility for enforcement of the laws against misconduct on Australia’s financial markets.

The ASX operates Australia’s primary national market for trading of securities issued by listed companies. Some of our securities (including our ordinary shares) are listed on the ASX and we therefore have obligations to comply with the ASX Listing Rules that have statutory backing under the Corporations Act. The ASX has responsibility for the oversight of listed entities under the ASX Listing Rules and for monitoring and enforcement of compliance with the ASX Operating Rules by market, clearing and settlement participants.

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

AUSTRAC oversees the compliance of Australian reporting entities including Westpac, with the requirements under the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 and the Financial Transaction Reports Act 1988.

These requirements include:

•         implementing programs for identifying and monitoring customers, and for managing the risks of money laundering and terrorism financing;

•         reporting suspicious matters, threshold transactions and international funds transfer instructions; and

•         submitting an annual compliance report.

AUSTRAC provides financial information to state, territory and Australian federal law enforcement, security, social justice and revenue agencies, and certain international counterparts.

New Zealand

RBNZ is responsible for the supervision of the New Zealand registered banks. The New Zealand prudential supervision regime requires that registered banks disclose, on a quarterly basis, information on financial performance and risk positions, and that directors regularly attest to certain key matters.

INFORMATION ON WESTPAC

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

Anti-money laundering regulation

Australia

Westpac has a Group-wide program to manage its obligations under the Anti-Money Laundering and Counter-Terrorism Financing Act 2006. We continue to actively consult with the regulator AUSTRAC on our activities.

United States

The US Patriot Act requires US financial institutions, including the US branches of foreign banks, to take certain steps to prevent, detect and report individuals and entities involved in international money laundering and the financing of terrorism. The required actions include verifying the identity of financial institutions, terminating correspondent accounts for foreign ‘shell banks’ and obtaining information about the owners of foreign bank clients and the identity of the foreign bank’s agent for service of process in the US. Many of the new anti-money laundering compliance requirements of the US Patriot Act are consistent with the anti-money laundering compliance obligations previously imposed on US financial institutions, including the US branches of foreign banks, under the Bank Secrecy Act and under regulations of the applicable US bank regulatory agency such as the US Comptroller of the Currency. These include requirements to adopt and implement an effective anti-money laundering program, report suspicious transactions or activities, and implement due diligence procedures for correspondent and other customer accounts. The US Patriot Act and other recent events have resulted in heightened scrutiny of Bank Secrecy Act and anti-money laundering compliance programs by US federal bank regulatory and law enforcement authorities.

Outsourcing contracts

Westpac’s significant long-term contracts are summarised in Note 34 to the financial statements.

Legal proceedings

Our entities are defendants from time-to-time in legal proceedings arising from the conduct of our business and material legal proceedings, if any, are described in Note 36 to the financial statements. An assessment of likely losses is made on a case-by-case basis for the purposes of the financial statements.

Westpac is aware from reports in the media and other public statements that class action proceedings relating to exception fees have been commenced against one Australian bank, and may be commenced against other Australian banks. At this stage no such proceedings have been commenced against Westpac.

Principal office

Our principal office is located at 275 Kent Street, Sydney, New South Wales, 2000, Australia. Our telephone number for calls within Australia is 132 032 and our international telephone number is (+61) 2 9293 9270.

CORPORATE GOVERNANCE

Introduction

This statement describes our corporate governance framework, policies and practices as at 3 November 2010.

Framework and approach

Our approach to corporate governance is based on a set of values and behaviours that underpin day-to-day activities, provide transparency and fair dealing, and protect stakeholder interests.

This approach includes a commitment to excellence in governance standards, which Westpac sees as fundamental to the sustainability of our business and our performance. It includes monitoring local and global developments in corporate governance and assessing their implications.

Australia

We take into account the Corporations Act 2001 (Corporations Act) and the Corporate Governance Principles and Recommendations (ASXCGC’s Recommendations) published by the ASX Corporate Governance Council (ASXCGC). As an ADI, we must also comply with governance requirements prescribed by APRA under Prudential Standard APS 510 Governance.

This statement addresses each of the eight ASXCGC’s Recommendations with an explanation of our corporate governance practices, demonstrating our compliance with each Recommendation. A checklist summarising our compliance is included at the end of this statement.

Further details about the ASXCGC’s Recommendations can be found on the ASX website www.asx.com.au.

New Zealand

Westpac also has ordinary shares quoted on the NZSX, which is the main board equity security market operated by NZX Limited (NZX). As an overseas listed issuer in New Zealand, we are deemed to satisfy and comply with the NZSX Listing Rules, provided that we remain listed on the ASX and comply with the ASX Listing Rules.

The ASX, through the ASXCGC’s Recommendations, and NZX have adopted a similar ‘comply or explain’ general approach to corporate governance. However, the ASXCGC’s Recommendations may materially differ from the corporate governance rules and the principles of NZX’s Corporate Governance Best Practice Code.

United States

Westpac has American Depositary Shares (ADS) representing its ordinary shares quoted on the New York Stock Exchange (NYSE). Under the NYSE listing rules, foreign private issuers are permitted to follow home country practice in respect of corporate governance in lieu of the NYSE listing rules. However, we are still required to comply with certain audit committee and additional notification requirements.

We comply in all material respects with all NYSE listing rules applicable to us as a foreign private issuer.

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

In Australia there are no laws or securities exchange listing rules that require shareholder approval of equity-based incentive plans or individual grants under those plans (other than for Directors, including the Chief Executive Officer (CEO)).

Westpac’s employee equity plans have been disclosed in the Remuneration Report in Section 9 of the 2010 Directors’ report, which is subject to a non-binding shareholder vote at the Annual General Meeting (AGM) and grants to our CEO are approved by shareholders at the AGM. The details of all grants under our equity-based incentive plans have been disclosed in Note 25 of our financial statements for the year ended 30 September 2010.

The NYSE listing rules provide that the Nominations Committee’s responsibilities should include selecting, or recommending that the Board select, the Director nominees for the next annual meeting for shareholders.

Our constitution states that at each AGM one-third of our Directors (excluding the CEO and any Director appointed during the year to fill a casual vacancy) and any other Director who has held office for three or more years since their last election, must retire. In 2010, none of our Directors met this three-year threshold. Westpac considered that it was appropriate for the full Board, rather than the Nominations Committee, to determine the Board candidates for retirement under the rotation policy, and to review and recommend their re-election by shareholders at the 2010 AGM.

Websites

This statement and a range of documents referred to in it are available on our corporate governance website at www.westpac.com.au/corpgov. This website is regularly updated and contains copies and summaries of our charters, principles and policies.

These documents are also available to our shareholders in print from our Investor Relations department.

CORPORATE GOVERNANCE

Governance framework

Independent Assurance
▪ External auditors
▪ Group Assurance
▪ Independent legal or other professional advice
Board
The Board:
▪ formally delegates part of its functions to its Committees and to management via formal Board and Committee charters;
▪ delegates specific authority to the CEO and the CEO delegates authority to specific managers;
▪ retains accountability and receives assurance through Committee reporting structures, approved policies and management reporting structures; and
▪ directly retains responsibility for a range of matters including:
- providing strategic direction;
- CEO succession and appointment;
- budget setting and monitoring;
- determining dividend policy;
- determinations concerning our capital structure;
- monitoring compliance with sustainability policies;
- dialogue with auditors and regulators;
- internal governance;
- approving The Westpac Group's Remuneration Policy;
- determining the size of bonus/incentive pools; and
- monitoring Occupational Health and Safety issues.
Chief Executive Officer
Delegation
Accountability
Board Committees
Delegation
Assurance, Oversight through Reporting
Remuneration
Key functions:
▪ Oversees Group remuneration practices
▪ Executive remuneration policy
▪ Non-executive Director remuneration
▪ Recommends CEO remuneration package to the Board
▪ Group Executive contracts and remuneration packages
▪ Equity-based plans
Nominations
Key functions:
▪ Board size and composition
▪ Board performance review
▪ Director induction and ongoing education
▪ Director appointment and succession
Risk Management
Key functions:
▪ Sets risk appetite
▪ Reviews and approves risk management frameworks
▪ Oversees effective risk monitoring
▪ Monitors that risk policies are in place to support frameworks
▪ Approves limits and conditions that apply to taking of risk
Provide assurance on risk components of financial statements
Audit
Key functions:
▪ Integrity of financial statements and financial reporting systems
▪ Appointment of external auditor
▪ External auditor performance, qualifications and independence
▪ Internal audit functions
▪ Compliance with financial reporting and related regulatory requirements
▪ Review significant issues raised by internal audit
Sustainability
Key functions:
▪ Social, environmental and ethical impact of Westpac's activities
▪ Oversees initiatives to enhance Westpac's sustainability
▪ Sets standards for corporate responsibility and monitors compliance
Technology
Key functions:
▪ Monitors and where appropriate approves the information technology strategy and policies
▪ Oversees policies regarding the planning, building and running of The Westpac Group's IT applications and infrastructure

From time to time the Board may form other Committees or request Directors to undertake specific extra duties. During the year, the Board formed a new Committee to provide a specific focus on Occupational Health and Safety (OHS) across the Group. The role of that Committee, and Board-level oversight arrangements for OHS, will be reviewed in 2011.

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

•         succession planning for the Board, CEO and CFO;

•         approving the annual budget and financial statements and monitoring performance against the approved budget;

•         determining our dividend policy;

•         determining our capital structure;

•         approving our risk management strategy and frameworks, and monitoring their effectiveness;

•         considering the social, ethical and environmental impact of our activities and monitoring compliance with our sustainability policies and practices;

•         maintaining a direct and ongoing dialogue with Westpac’s auditors and, where appropriate, principal regulators;

•         internal governance including delegated authorities, policies for appointments to our controlled entity Boards and monitoring resources available to senior executives;

•         approving the Westpac Group’s Remuneration Policy;

•         determining the size of bonus/incentive pools; and

•         monitoring OHS issues in The Westpac Group and considering appropriate OHS reports and information.

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

Independence

Together, the Board members have a broad range of relevant financial and other skills and knowledge combined with the extensive experience necessary to guide our business. Details are set out in Section 1 of the 2010 Directors’ report.

All of our Non-executive Directors satisfy our criteria for independence, which are consistent with those applied by the NYSE.

The Board assesses the independence of our Directors on appointment and annually. Each Director provides an annual attestation of his or her interests and independence.

Directors are considered independent if they are independent of management and free from any business or other relationship that could materially interfere with, or reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgment. Materiality is assessed on a case-by-case basis by reference to each Director’s individual circumstances rather than by applying general materiality thresholds. The assessment has regard to the criteria applied by the NYSE and US Securities and Exchange Commission (SEC).

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

CORPORATE GOVERNANCE

Size and membership of Board Committees as at 30 September 2010

	Status	Board Audit Committee	Board Risk Management Committee	Board Nominations Committee	Board Remuneration Committee	Board Sustainability Committee	Board Technology Committee

Ted Evans	Chairman, Non-executive, Independent	✓	✓	Chair ✓			✓

John Curtis	Deputy Chairman, Non-executive, Independent	✓	✓	✓	✓

Gail Kelly	CEO, Executive					✓	✓

Elizabeth Bryan	Non-executive, Independent	✓	✓	✓			Chair ✓

Gordon Cairns	Non-executive, Independent	✓	✓	✓	Chair ✓

Peter Hawkins	Non-executive, Independent	✓	✓				✓

Carolyn Hewson	Non-executive, Independent	✓	Chair ✓	✓	✓

Lindsay Maxsted	Non-executive, Independent	Chair ✓	✓	✓

Graham Reaney	Non-executive, Independent	✓	✓			✓

Peter Wilson	Non-executive, Independent	✓	✓	✓		Chair ✓

This table shows membership of standing Committees of the Board. From time to time the Board may form other Committees or request Directors to undertake specific extra duties such as the new Committee focusing on OHS established during the year.

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

•         guiding the agenda and conducting all Board meetings;

•         in conjunction with the Company Secretary, arranging regular Board meetings throughout the year, confirming that minutes of meetings accurately record decisions taken and, where appropriate, the views of individual Directors;

•         overseeing the process for appraising Directors and the Board as a whole;

•         overseeing Board succession;

•         acting as a conduit between management and Board, and being the primary point of communication between the Board and CEO;

•         representing the views of the Board to the public; and

•         taking a leading role in creating and maintaining an effective corporate governance system.

The Deputy Chairman

Our Deputy Chairman is John Curtis. The Deputy Chairman’s role includes:

•         chairing Board, Board Nominations Committee and shareholder meetings when the Chairman is unable to do so; and

•         undertaking additional matters on the Chairman’s behalf, as requested by the Chairman.

CEO

Our CEO is Gail Kelly. The CEO’s role includes:

•         effective leadership of the management team;

•         the development of strategic objectives for the business; and

•         the day-to-day management of the Group’s operations.

Board meetings

The Board has 10 scheduled meetings each year, with additional meetings held as required. In July each year the Board discusses our strategic plan and approves our overall strategic direction. The Board also conducts a half year review of our strategy. The Board conducts workshops on specific subjects relevant to our business throughout the year. Board meetings are characterised by robust exchanges of views, with Directors bringing their experience and independent judgment to bear on the issues and decisions at hand.

Non-executive Directors regularly meet without management present, so that they can discuss issues appropriate to such a forum. In all other respects, senior executives are invited to participate in Board meetings. They also are available to be contacted by Directors between meetings.

Meetings attended by Directors for the 2010 financial year are reported in Section 8 of the 2010 Directors’ report.

Nomination and appointment

The Board Nominations Committee is responsible for:

•         developing and reviewing policies on Board composition, strategic function and size;

•         evaluating annually the performance and effectiveness of the Board, its Committees and individual Directors;

•         planning succession of the Non-executive Directors;

•         developing and implementing induction programs for new Directors and ongoing education for existing Directors;

•         developing eligibility criteria for the appointment of Directors;

•         recommending appointment of Directors to the Board; and

•         considering and recommending candidates for appointment to the Boards of relevant subsidiaries.

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

New Directors receive an induction pack which includes a letter of appointment that sets out the expectations of the role, conditions of appointment including expected term of appointment, and remuneration. This letter conforms to the ASXCGC’s Recommendations. New Directors are also offered an induction program, details of which are set out on the next page.

The attendance of Board Nominations Committee members at the Committee’s meetings is set out in Section 8 of the 2010 Directors’ report.

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

Our constitution states that, at each AGM, one-third of our Directors, and any other Director who has held office for three or more years since their last election, must retire. In determining the number of Directors to retire by rotation, no account is to be taken of Directors holding casual vacancy positions or of the CEO. The Directors to retire by rotation are those who have been the longest in office. A retiring Director holds office until the conclusion of the meeting at which he or she retires but is eligible for re-election by shareholders at that meeting.

The Board makes recommendations concerning the election or re-election of any Director by shareholders. In considering whether to support a candidate, the Board takes into account the results of the Board performance evaluation conducted during the year. In addition to the

CORPORATE GOVERNANCE

relevant information on the candidates provided to shareholders in the Notice of Meeting, the candidates are invited to give a short presentation at the AGM.

The Board has a Tenure Policy, which limits the maximum tenure of office that any Non-executive Director other than the Chairman may serve to nine years, from the date of first election by shareholders. The maximum tenure for the Chairman is twelve years (inclusive of any term as a Director prior to being elected as Chairman), from the date of first election by shareholders. The Board, on its initiative and on an exceptional basis, may exercise discretion to extend the maximum terms specified above where it considers that such an extension would benefit Westpac. Such discretion will be exercised on an annual basis and the Director concerned will be required to stand for re-election annually.

Education

On appointment, all Directors are offered an induction program appropriate to their experience to familiarise them with our business, strategy and any current issues before the Board. The induction program includes meetings with the Chairman, the CEO, the Board Committee Chairs and each Group Executive.

The Board encourages Directors to continue their education by participating in workshops held throughout the year, attending relevant site visits and undertaking relevant external education.

Access to information and advice

All Directors have unrestricted access to company records and information, and receive regular detailed financial and operational reports from executive management. Each Director also enters into an access and indemnity agreement which, amongst other things, provides for access to documents for up to seven years after his or her retirement as a Director.

The Chairman and other Non-executive Directors regularly consult with the CEO, CFO, and other senior executives and may consult with, and request additional information from, any of our employees.

All Directors have access to advice from the Group Executive, Counsel & Secretariat.

In addition the Board collectively, and all Directors individually, have the right to seek independent professional advice, at our expense, to help them carry out their responsibilities. While the Chairman’s prior approval is needed, it may not be unreasonably withheld.

Company Secretaries

We have two Company Secretaries appointed by the Board. The Group Executive, Counsel & Secretariat attends Board and Committee meetings and is responsible for providing Directors with advice on legal and corporate governance issues. The Company Secretary is responsible for the operation of the secretariat function, including implementing our governance framework and, in conjunction with management, giving practical effect to the Board’s decisions.

Profiles of our Company Secretaries are set out in Section 1 of the 2010 Directors’ report.

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

The performance review process conducted in 2010 included interviews by an independent assessor with Directors and all senior executives. The review was wide-ranging, with outputs collected and analysed and presented to the Board. The Board discussed the results and agreed follow-up action on matters relating to Board composition, process and priorities.

The Chairman also discussed individual results with each Director and Committee Chair. The full Board (excluding the Chairman) reviewed the results of the performance review of the Chairman. These results were then privately discussed between the Chairman and Deputy Chairman.

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

Management performance evaluations for the 2010 financial year are conducted following the end of the 2010 financial year.

There is a further discussion on performance in the Remuneration Report in the 2010 Directors’ report.

All new senior executives are provided with extensive briefing on our strategies and operations, and the respective roles and responsibilities of the Board and senior management.

Advisory Boards

The Westpac Group operates a multi-branding strategy with each brand having its own unique identity and market position. Westpac maintains an Advisory Board for BankSA that assists in preserving the unique identity of the BankSA brand within the overall multi-brand strategy of The Westpac Group through oversight of management reports in relation to the brand health and positioning of the brand.

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

Any Director with a material personal interest in a matter being considered by the Board must declare their interest and, unless the Board resolves otherwise, may not be present during the boardroom discussions or vote on the relevant matter.

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

CORPORATE GOVERNANCE

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

Concern reporting and whistleblowing

Under our Whistleblower Protection Policy, our employees are encouraged to raise any concerns of activities or behaviour that may be unlawful or unethical with either management, the human resources team, the compliance team or the Financial Crime Management business unit. Concerns may include suspected breaches of the Code of Conduct, the Principles and any internal policy or regulatory requirement.

Employees can also raise possible wrongdoings on an anonymous basis through either of our internal or external whistleblower reporting mechanisms; logging their report onto an internal reporting system (Concern Online); or by telephone or email to an external and independent professional services firm with employees who are trained in confidential reporting and whistleblower protection (Employee Concern Hotline).

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

The concern reporting system meets all relevant Australian and New Zealand legislative requirements, including the Australian Standard AS8004-2003 (Whistleblower Protection Programs for Entities), in addition to our obligations under the United States Sarbanes-Oxley Act of 2002. The system is monitored and reviewed annually and statistics about concerns raised are reported quarterly to both the Board Risk Management Committee and The Westpac Group Operational Risk & Compliance Committee.

Securities trading

Westpac Directors and all Westpac employees are restricted from dealing in our shares and certain other financial products if they possess inside information. They are also prohibited from passing on inside information to others who may use that information to trade in securities. In addition, Directors and any employees who, because of their seniority or the nature of their position, may have access to material non-public information about Westpac (Prescribed Employees), are subject to further restrictions, including only trading in permitted windows following annual and half year profit announcements.

The mechanisms we use to manage and monitor our obligations include:

•         the insider trading provisions of our policy, which prohibits any dealing in any securities where a Director or employee has access to inside information that may affect the price of those securities;

•         the new issues provisions of our policy, which place limitations upon Directors and employees participating in a new product issue where their position puts them in a real or perceived position of conflict of interest;

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

Diversity

The Westpac Group has recently refreshed its diversity strategy and framework for our ongoing program of diversity initiatives. This program will focus on achieving our vision to be one of the world’s great companies for diversity and flexibility which means:

•         having a workforce profile that delivers competitive advantage by more closely reflecting the customers and the community that we serve;

•         having a truly inclusive workplace where every individual can shine regardless of gender, cultural identity, age, work style or approach;

•         leveraging the value of diversity for all our stakeholders to deliver the best customer experience, improved financial performance and a stronger corporate reputation; and

•         continuing to take a leadership position on diversity practices and setting the agenda in the external community.

The critical areas of focus are women in leadership, accessibility, Indigenous employment, age and cultural diversity — all supported by market leading flexibility policies and practices. To deliver on these focus areas we:

•         will continue to increase the proportion of women in senior leadership roles through strengthening the talent pipeline at critical points;

•         have set a measurable objective to increase the proportion of women in senior management roles (over 4,000 leaders from our executive team through to our bank managers) from 33% to 40% by 2014;

•         will continue to provide key leadership programs and mentoring and networking opportunities for women to prepare and support them in their career progression;

•         will continue to assess pay equity on an annual basis;

•         will continue to encourage and support the application of flexibility policy into practice across the business;

•         will continue to deliver against our commitment to the Australian Employment Covenant to assist Indigenous Australians to access employment across our brands;

•         will continue to deliver against our Accessibility Action Plan for employees and customers with a disability including providing employment opportunities for people with disabilities;

•         will lodge a new Accessibility Action Plan with the Australian Human Rights Commission in calendar 2010; and

•         will continue to listen to the needs of our employees through our annual employee survey and specific diversity focused surveys.

The diversity strategy and program of initiatives is reviewed and assessed quarterly by the Group Diversity Council chaired by the CEO and reported to the Board.

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

Reporting

We report on our social, ethical and environmental performance as a part of the Annual Review and Sustainability Report, and Annual Report and provide additional detailed information on our website. Where appropriate, we include what we believe are the most material environmental, social and governance metrics within our financial results announcements.

Our management and our reporting of sustainability aim to address the issues that we believe are the most material for our business and stakeholders. These issues are reflected in our business strategies and specific sustainability priorities.

We follow the Global Reporting Initiative reporting framework.

The sustainability content of the Annual Review and Sustainability Report and the additional reporting on our website is independently assured against the AA1000 Assurance Standard. This assurance process not only tests the integrity of the data, but also tests the effectiveness of our underlying systems and processes, and the extent to which corporate responsibility and sustainability policies and processes are embedded across our organisation.

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

•         reviews sustainability strategies, objectives and performance including in-depth discussions with management on specific current and emerging issues;

•         monitors and oversees our environmental, social, governance and other material business risks (along with the Board Risk Management Committee) including the strategic and operational response to climate change; and

•         reviews and approves the independent assurance of our annual sustainability reporting.

Financial reporting

Approach to financial reporting

Our approach to financial reporting reflects three core principles:

•         that our financial reports present a true and fair view;

•         that our accounting methods comply with applicable accounting rules and policies; and

•         that our external auditor is independent and serves securityholder interests.

The Board, through the Board Audit Committee, monitors Australian and international developments relevant to these principles and reviews our practices accordingly.

The Board delegates oversight responsibility for risk management between the Board Audit Committee and the Board Risk Management Committee.

CORPORATE GOVERNANCE

Board Audit Committee

The Board Audit Committee oversees all matters concerning:

•         the integrity of the financial statements and financial reporting systems;

•         the external auditor’s qualifications, performance, independence and fees;

•         oversight and performance of the internal audit function;

•         compliance with financial reporting and related regulatory requirements (in conjunction with the Board Risk Management Committee; this includes an oversight of APRA and ASIC statutory reporting requirements); and

•         procedures for the receipt, retention and treatment of financial complaints, including accounting, internal accounting controls or auditing matters and the confidential reporting by employees of concerns regarding accounting or auditing matters.

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

•         the major financial risk exposures; and

•         the process surrounding the disclosures made by the CEO and CFO in connection with their personal certifications of the annual financial statements.

The Board Audit Committee conducts regular discussions with:

•         the Board Risk Management Committee, CFO, CRO, Group Assurance, management and the external auditor about our major financial risk exposures and the steps management has taken to monitor and control such exposures;

•         the external auditor concerning their audit and any significant findings, and the adequacy of management’s responses;

•         management and the external auditor concerning the half year and annual financial statements;

•         management and the external auditor regarding any correspondence with regulators or government agencies, and reports that raise issues of a material nature; and

•         the Group Executive, Counsel & Secretariat regarding any legal matters that may have a material impact on the financial statements and/or our compliance with financial reporting and related regulatory policies.

The Board Audit Committee meets with the external auditor without management being present at each meeting. Periodically the Board Audit Committee meets with the General Manager, Group Assurance (our internal audit function) without management.

Financial knowledge

The Board Audit Committee comprises nine independent, Non-executive Directors.

All Board Audit Committee members have appropriate financial experience, an understanding of the financial services industry and satisfy the independence requirements under the ASXCGC’s Recommendations, the United States Securities Exchange Act of 1934 (as amended) and its related rules, and the rules of the NYSE.

The Board has determined that Lindsay Maxsted, Chair of the Board Audit Committee, is an ‘audit committee financial expert’ and independent in accordance with US securities law.

The designation of Mr Maxsted as an audit committee financial expert does not impose duties, obligations or liability on Mr Maxsted that are greater than those imposed on him as a Board Audit Committee member, and does not affect the duties, obligations or liability of any other Board Audit Committee member or Board member. Audit committee financial experts are not deemed as an ‘expert’ for any other purpose.

The Board Audit Committee’s membership is set out in the table titled ‘Size and membership of Board Committees as at 30 September 2010’ in this statement. The full qualifications of the Audit Committee members and their attendance at Board Audit Committee meetings are set out in Sections 1 and 8 of the 2010 Directors’ report.

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

The breakdown of the aggregate fees billed by the external auditor in respect of each of the two most recent financial years for audit, audit-related, tax and other services is provided in Note 33 to our financial statements for the year ended 30 September 2010. A declaration regarding the Board’s satisfaction that the provision of non-audit services by PwC is compatible with the general standards of auditor independence is provided in Section 10 of the 2010 Directors’ report.

Group Assurance (internal audit)

Group Assurance includes an independent and objective internal audit review function charged with evaluating, testing and reporting on the adequacy and effectiveness of management’s control of operational risk. Group Assurance has access to all of our entities, and conducts audits and reviews following a risk-based planning approach.

Group Assurance provides regular reports to the Board Audit Committee and, as deemed appropriate, the Board Risk Management Committee, and raises any significant issues with those Committees. The General Manager, Group Assurance has a reporting line to the Chairman of the Board Audit Committee.

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

Our Disclosure Committee is responsible for determining what information should be disclosed publicly under the policy, and for assisting employees in understanding what information may require disclosure to the market on the basis that it is price sensitive. The Disclosure Committee is comprised of the CEO, senior executives, and the General Manager, Corporate Affairs and Sustainability.

The Group Executive, Counsel & Secretariat is the Disclosure Officer. The Disclosure Officer is ultimately responsible for all communication with relevant stock exchanges and notifying regulators in any jurisdiction as a result of market disclosure.

To supplement the information already available to investors, we publish on our website investor discussion packs, containing presentations on and explanations about our financial results. We also publish on our website our Annual Review and Sustainability Reports, Annual Reports, profit announcements, CEO and executive briefings (including webcasts), notices of meetings, media releases and briefing transcripts.

Shareholder communication and participation

We seek to keep our shareholders fully informed utilising a variety of communication mediums. These are regularly reviewed to improve our communications, including using new technologies. These approaches include:

•         direct communications with shareholders via mail and email;

•         the publication of all relevant company information in the Investor Centre section of our website; and

•         access to all major market briefings and shareholder meetings via webcasting and podcasting facilities.

Shareholders are provided with advance notice of all major market briefings and shareholder meetings, through ASX announcements and the publication of an investor calendar of events on our website.

Shareholders are given the option to receive information in print or electronic format.

We regard the AGM as an important opportunity for engaging and communicating with shareholders. Shareholders are encouraged to attend and actively participate in our AGM, the proceedings of which are webcast and can also be viewed at a later time from our website. Shareholders who are unable to attend the AGM are able to lodge their proxies through a number of channels, including electronically via the internet. At the time of receipt of the Notice of Meeting, shareholders are also invited to put forward questions that they would like addressed at the AGM.

Risk management

Roles and responsibilities

The Board is responsible for reviewing and approving our overall risk management strategy, including determining our appetite for risk. The Board has delegated to the Board Risk Management Committee responsibility for providing recommendations to the Board on The Westpac Group’s risk-reward strategy, setting risk appetite, approving frameworks, policies and processes for managing risk, and determining whether to accept risks beyond management’s approval discretion.

The Board Risk Management Committee monitors the alignment of our risk profile with our risk appetite, which is defined in the Board Statement of Risk Appetite, and with our current and future capital requirements. The Board Risk Management Committee receives regular reports from management on the effectiveness of our management of Westpac’s material business risks. More detail about the role of the Board Risk Management

CORPORATE GOVERNANCE

Committee is set out later in this section under ‘Board Risk Management Committee’.

The CEO and executive management team are responsible for implementing our risk management strategy and frameworks, and for developing policies, controls, processes and procedures for identifying and managing risk in all of Westpac’s activities.

Our approach to risk management is that ‘risk is everyone’s business’ and that responsibility and accountability for risk begins with the business units that originate the risk.

The 1st Line of Defence — Risk identification, risk management and self-assurance

Divisional business units are responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite and policies. They are required to establish and maintain appropriate risk management resources and self-assurance processes.

The 2nd Line of Defence — Establishment of risk management frameworks and policies and risk management oversight

Our 2nd Line of Defence has three layers:

•         Our executive risk committees lead the optimisation of risk-reward by overseeing and advising on the development of risk appetite statements, risk management frameworks, policies and risk concentration controls and monitoring businesses’ risk profiles for alignment with approved appetites and strategies.

•         Our Group Risk function is independent from the business divisions, reports to the Chief Risk Officer (CRO), and establishes and maintains the Group-wide risk management frameworks, policies and concentration limits that are approved by the Board Risk Management Committee. It also oversees the establishment and maintenance of Group-wide risk estimates, risk capital models and the adequacy and quality of reporting of risk management activities and related controls to senior executives, the Board and relevant Board Committees.

•         Divisional risk areas are responsible for developing division-specific risk appetite statements, policies, controls, procedures, monitoring and reporting capability, which align to the Board Statement of Risk Appetite and the risk management frameworks approved by the Board Risk Management Committee. These risk areas are independent of the Divisions’ 1st Line business areas, with the Risk General Managers in each Division having direct reporting lines to the CRO, as well as to their Division’s Group Executive.

The 3rd Line of Defence — Independent assurance

Our Group Assurance function independently evaluates the adequacy and effectiveness of the Group’s overall risk management framework and controls.

Our overall risk management approach is summarised in the following diagram.

Our overall risk management governance structure is set out in more detail in the table ‘Risk Management Governance Structure’ in this statement.

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

•         liquidity risk — the risk that we will be unable to fund our assets and meet obligations as they come due, without incurring unacceptable losses;

•         market risk — the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. This includes interest rate risk in the banking book — the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities; and

•         operational risk — the risk that arises from inadequate or failed internal processes, people and systems or from external events. This includes compliance risk, the risk of legal or regulatory sanction, and the financial or reputation loss arising from our failure to abide by the standards required of us as a financial services group.

In addition to, and linked to, these four main types of risk, we also manage the following risks:

•         business risk - the risk associated with the vulnerability of a line of business to changes in the business environment;

•         environmental, social and governance risks — the risk that Westpac damages its reputation or financial performance due to failure to recognise or address material existing or emerging sustainability-related environmental, social or governance issues;

•         equity risk — the potential for financial loss arising from movements in the value of our direct and indirect equity investments;

•         insurance risk — the risk of not being able to meet insurance claims (related to insurance subsidiaries);

•         model risk — the risk of financial, reputation or operational losses arising because of inadequacies of a model;

•         outsourcing risk — the risk of The Westpac Group being unable to carry on critical business activities as a result of the failure of an external supplier or service provider, or that such failure in turn triggers material concerns in another key risk area;

•         related entity (contagion) risk — the risk that problems arising in other Westpac Group members compromise the financial and operational position of the authorised deposit-taking institution in The Westpac Group; and

•         reputation risk — the risk to earnings or capital arising from negative public opinion resulting from the loss of reputation or public trust and standing.

In December 2007 Westpac received advanced accreditation from APRA and the Reserve Bank of New Zealand under the Basel II capital framework. This allows us to use the Advanced Internal Ratings Based (AIRB) approach for credit risk and the Advanced Measurement Approach (AMA) for operational risk to determine our regulatory capital position. We received accreditation for interest rate risk in the banking book capital calculation in July 2008, in accordance with APRA’s implementation timetable. In May 2010, APRA extended these approvals to include the St.George portfolio, effective from 30 June 2010.

Board Risk Management Committee

The Board Risk Management Committee:

•         provides recommendations to the Board on The Westpac Group’s risk-reward strategy;

•         sets risk appetite;

•         reviews and approves the frameworks for managing risk, including credit, operational, market, liquidity, capital and reputation risk;

•         reviews and approves the limits and conditions that apply to the taking of risk, including the authority delegated by the Board to the CEO, CFO and CRO;

•         monitors the risk profile, performance, capital levels, exposures against limits and the management and control of our risks;

•         monitors changes anticipated in the economic and business environment and other factors considered relevant to our risk profile and risk appetite;

•         oversees the development and ongoing review of key policies that support our frameworks for managing risk; and

•         may approve accepting risks beyond management’s approval discretion.

From the perspective of specific types of risk, the Board Risk Management Committee’s role includes:

•         credit risk — approving key policies and limits supporting the credit risk management framework; and monitoring the risk profile, performance and management of our credit portfolio;

•         liquidity risk — approving the internal liquidity assessment process, key policies and limits supporting the liquidity risk management framework including our funding strategy and liquidity requirements; and monitoring the liquidity risk profile;

•         market risk — approving key policies and limits supporting the market risk management framework including the Value at Risk and Net Interest Income at Risk limits, and monitoring the market risk profile; and

•         operational risk — monitoring the operational risk profile, the performance of operational risk management and controls, and the development and ongoing review of operational risk policies; reviewing compliance risk processes and our compliance with applicable laws, regulations and regulatory requirements; discussing with management and the external auditor any material correspondence with regulators or government agencies and any published reports that raise material issues; and reviewing complaints and whistleblower concerns.

The Board Risk Management Committee also:

•         approves the internal capital adequacy assessment process and in doing so reviews the outcomes of enterprise-wide stress testing;

•         monitors capital levels for consistency with The Westpac Group’s risk appetite and sets the target capital ranges for regulatory capital having regard to internal economic capital measures;

•         provides relevant periodic assurances to and refers any relevant matters to the Board Audit Committee;

•         refers to the Board Remuneration Committee any matters that come to its attention that are relevant with respect to risk and risk management which the Board Risk Management Committee considers are relevant for consideration in respect of remuneration structure or remuneration outcomes; and

•         refers to other Board Committees any matters that come to the attention of the Board Risk Management Committee that are relevant for those respective Board Committees.

CORPORATE GOVERNANCE

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

Key components of the framework established to support these principles include:

•         governance environment — Board and management oversight and accountability, culture and independent review;

•         identification — identifying obligations, risks, developing and maintaining compliance plans and implementing change;

•         controls and documentation — policies, processes, procedures, communication, training and documentation; and

•         monitoring and reporting — monitoring, incident and breach escalation, reporting, issue management and managing regulatory relationships.

As with other forms of risk, business line management is primarily responsible for managing compliance risk. Within each major business area there is a dedicated operational risk and compliance function designed to guide compliance within that business. Group management oversight is provided by the Group Operational Risk and Compliance Committee, which establishes the compliance framework and policies, and oversees compliance effectiveness across the Group. Group Operational Risk and Compliance is responsible for the administration of that framework. Within Group Operational Risk and Compliance a regulatory affairs function exists which manages relationships with regulators as well as the framework for our response to new regulatory developments.

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

We measure the effectiveness of our compliance program by the mechanisms set out in the Operational Risk Management Framework, including audit, file reviews, random checks, customer surveys and operational risk assessments.

Regular reports are provided to the Board Risk Management Committee on the status of compliance across the Group.

CEO and CFO assurance

The Board receives regular reports from management about our financial condition and operational results, as well as that of our controlled entities. The CEO and the CFO annually provide formal statements to the Board, and have done so for the year ended 30 September 2010, that state in all material respects:

•         Westpac’s financial records for the financial year have been properly maintained in that they:

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

Remuneration

The Board Remuneration Committee assists the Board by ensuring that Westpac has coherent remuneration policies and practices that fairly and responsibly reward individuals having regard to performance, Westpac’s risk management framework, the law and the highest standards of governance.

The Board Remuneration Committee members are all independent Directors. All members of the Board Remuneration Committee are also members of the Board Risk Management Committee, which assists in the integration of effective risk management into the remuneration framework.

The Board Remuneration Committee:

•         reviews and makes recommendations to the Board in relation to The Westpac Group Remuneration Policy (Group Remuneration Policy) and assesses the Group Remuneration Policy’s effectiveness and its compliance with prudential standards;

•         reviews and makes recommendations to the Board in relation to the individual remuneration levels of the CEO, Non-executive Directors, Group Executives, other executives who report directly to the CEO, other persons whose activities in the Board’s opinion affect the financial soundness of Westpac, any person specified by APRA, and any other person the Board determines;

•         reviews and makes recommendations to the Board in relation to the remuneration structures for each category of persons covered by the Group Remuneration Policy;

•         reviews and makes recommendations to the Board on corporate goals and objectives relevant to the remuneration of the CEO, and the performance of the CEO in light of these objectives;

•         reviews and makes recommendations to the Board on the short-term incentive plans for Group Executives;

•         oversees succession planning for Group Executives and other senior executives;

•         reviews and makes recommendations to the Board in relation to approving any and all equity-based plans; and

•         oversees general remuneration practices across the Group.

The Board Remuneration Committee reviews and recommends to the Board annually the size of variable reward pools based on consideration of pre-determined business performance indicators and the financial soundness of Westpac. The Board Remuneration Committee also approves remuneration arrangements outside of the Group Remuneration Policy relating to individuals or groups of individuals which are significant because of their sensitivity, precedent or disclosure implications.

In addition, the Board Remuneration Committee considers and evaluates the performance of senior executives when making remuneration determinations and otherwise as required.

Independent remuneration consultants are engaged by the Board Remuneration Committee to ensure that our reward practices and levels are consistent with market practice.

The attendance of Board Remuneration Committee members at the Committee’s meetings is set out in Section 8 of the 2010 Directors’ report.

Further details of our remuneration framework are included in the Remuneration Report in Section 9 of the 2010 Directors’ report.

CORPORATE GOVERNANCE

Risk Management Governance Structure

Westpac’s risk management governance structure is set out in the table below:

Board

• reviews and approves our overall risk management strategy.

Board Risk Management Committee (BRMC)

•   provides recommendations to the Board on The Westpac Group’s risk-reward strategy;

•   sets risk appetite;

•   approves frameworks and key policies for managing risk;

•   monitors our risk profile, performance, capital levels, exposures against limits and management and control of our risks;

•   monitors changes anticipated in the economic and business environment and other factors relevant to our risk profile;

•   oversees the development and ongoing review of key policies that support our frameworks for managing risk; and

•   determines whether to accept risks beyond the approval discretion provided to management.

Other Board Committees with a risk focus

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

Executive Team

•   executes the Board-approved strategy;

•   assists with the development of the Board Statement of Risk Appetite;

•   delivers the Group’s various strategic and performance goals within the approved risk appetite; and

•   monitors key risks within each business unit, capital adequacy and the Group’s reputation.

Executive risk committees

Westpac Group Credit Risk Committee (CREDCO)	Westpac Group Operational Risk & Compliance Committee (OPCO)

•   leads the optimisation of credit risk-reward across the Group;

•   oversees the credit risk management framework and key policies;

•   oversees our credit risk profile; and

•   identifies emerging credit risks and appropriate actions to address these.

•   leads the optimisation of operational risk-reward across the Group;

•   oversees the operational risk management framework and key supporting policies;

•   oversees our operational risk profile; and

•   identifies emerging operational risks and appropriate actions to address these.

Westpac Group Asset & Liability Committee (ALCO)	Westpac Group Market Risk Committee (MARCO)

•   leads the optimisation of funding and liquidity risk-reward across the Group;

•   oversees the liquidity risk management framework and key policies;

•   oversees the funding and liquidity risk profile; and

•   identifies emerging funding & liquidity risks and appropriate actions to address these.

•   leads the optimisation of market risk-reward across the Group;

•   oversees the market risk management framework and key policies;

•   oversees our market risk profile; and

•   identifies emerging market risks and appropriate actions to address these.

Westpac Group Remuneration Oversight Committee (ROC)

•   leads the optimisation of risk-adjusted remuneration across the Group;

•   oversees the Group Remuneration Policy and provides assurance to the CEO and Board Remuneration Committee that remuneration arrangements across the Group encourage behaviour that supports Westpac’s long-term financial soundness and the risk management framework;

•   oversees the remuneration arrangements (other than for Group Executives) for Responsible Persons (as defined in the Group’s Fit and Proper Policy), risk and financial control personnel, and all other employees for whom a significant portion of total remuneration is based on performance and whose activities, either individually or collectively, may affect the financial soundness of Westpac; and

•   oversees the criteria and rationale for determining the total quantum of the Group variable reward pool.

Group and divisional risk management

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

Independent internal review

Group Assurance • reviews the adequacy and effectiveness of management controls for risk.

Checklist of Westpac’s compliance with ASXCGC’s Recommendations

	ASXCGC’s Recommendations published in August 2007	Reference	Compliance

Principle 1:	Lay solid foundations for management and oversight

1.1	Establish the functions reserved to the Board and those delegated to senior executives and disclose those functions.	Page 20	Comply

1.2	Disclose the process for evaluating the performance of senior executives.	Page 23	Comply

1.3	Provide the information indicated in Guide to reporting on Principle 1.	Pages 20, 23	Comply

Principle 2:	Structure the Board to add value

2.1	A majority of the Board should be independent Directors.	Pages 20, 21	Comply

2.2	The chair should be an independent Director.	Page 22	Comply

2.3	The roles of chair and chief executive officer should not be exercised by the same individual.	Page 22	Comply

2.4	The Board should establish a nomination committee.	Page 22	Comply

2.5	Disclose the process for evaluating the performance of the Board, its committees and individual Directors.	Page 23	Comply

2.6	Provide the information indicated in Guide to reporting on Principle 2.	Pages 20-23	Comply

Principle 3:	Promote ethical and responsible decision-making

3.1

Establish a code of conduct and disclose the code or a summary of the code as to:

3.1.1     the practices necessary to maintain confidence in the company’s integrity

3.1.2     the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders

3.1.3     the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

		Page 24	Comply

3.2	Establish a policy concerning trading in company securities by Directors, senior executives and employees, and disclose the policy or a summary of that policy.	Page 25	Comply

3.3	Provide the information indicated in Guide to reporting on Principle 3.	Pages 24-25	Comply

Principle 4:	Safeguard integrity in financial reporting

4.1	The Board should establish an audit committee.	Page 27	Comply

4.2

Structure the audit committee so that it:

•    consists only of Non-executive Directors;

•    consists of a majority of independent Directors;

•    is chaired by an independent chair, who is not chair of the Board; and

•    has at least three members.

		Pages 21, 27	Comply

4.3	The audit committee should have a formal charter.	Page 27	Comply

4.4	Provide the information indicated in Guide to reporting on Principle 4.	Pages 21, 27	Comply

Principle 5:	Make timely and balanced disclosure

5.1

Establish written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.

		Page 28	Comply

5.2	Provide the information indicated in Guide to reporting on Principle 5.	Page 28	Comply

	ASXCGC’s Recommendations published in August 2007	Reference	Compliance

Principle 6:	Respect the rights of shareholders

6.1	Design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy.	Page 28	Comply

6.2	Provide the information indicated in Guide to reporting on Principle 6.	Page 28	Comply

Principle 7:	Recognise and manage risk

7.1	Establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Pages 28-31, 33	Comply

7.2

The Board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively. The Board should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks.

		Pages 28-31, 33	Comply

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

		Page 31	Comply

7.4	Provide the information indicated in Guide to reporting on Principle 7.	Pages 28-31, 33	Comply

Principle 8:	Remunerate fairly and responsibly

8.1	Establish a remuneration Committee.	Page 32	Comply

8.2	Clearly distinguish the structure of Non-executive Directors’ remuneration from that of executive Directors and senior executives.	Page 32	Comply

8.3	Provide the information indicated in Guide to reporting on Principle 8.	Pages 21, 25, 32	Comply

DIRECTORS’ REPORT

Our Directors present their report together with the financial statements of the Group for the financial year ended 30 September 2010.

1. Directors

The names of the persons who have been Directors, or appointed as Directors, during the period since 1 October 2009 and up to the date of this report are: Edward (Ted) Alfred Evans, Gail Patricia Kelly, John Simon Curtis, Elizabeth Blomfield Bryan, Gordon McKellar Cairns, Peter John Oswin Hawkins, Carolyn Judith Hewson, Lindsay Philip Maxsted, Graham John Reaney and Peter David Wilson.

Particulars of the skills, experience, expertise and responsibilities of the Directors at the date of this report, including all directorships of other listed companies held by a Director at any time in the past three years immediately before 30 September 2010 and the period for which each Directorship has been held, are set out below.

Name: Ted Evans AC,

BEcon (Hons.)

Age: 69

Term of office: Director since November 2001. Chairman since April 2007.

Date of next scheduled re-election: December 2012.

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

Name: Gail Kelly,

HigherDipEd, BA, MBA with Distinction, HonDBus

Age: 54

Term of office: Managing Director & Chief Executive Officer since February 2008.

Date of next scheduled re-election: Not applicable.

Independent: No.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: The Melbourne Business School Limited and the Financial Markets Foundation for Children.

Other interests: Member of the Financial Services Advisory Council and Director of the Australian Bankers’ Association.

Other Westpac related entities directorships and dates of office: Director of St.George Bank Limited (December 2008 — March 2010). Director of Westpac New Zealand Limited (February 2008 — February 2010).

Skills, experience and expertise: Immediately prior to her appointment at Westpac, Gail served as Chief Executive Officer & Managing Director of St.George Bank Limited from January 2002 to August 2007. Between October 1997 and December 2001, Gail was employed at the Commonwealth Bank of Australia, firstly as General Manager, Strategic Marketing, and later as Head of Customer Service Division and a member of the bank’s Executive Committee. Gail began her career at Nedcor Bank, one of the largest banks in South Africa, where she held various General Manager positions, including HR, cards and personal banking.

Westpac Board Committee membership: Member of each of the Sustainability and Technology Committees.

Directorships of other listed entities over the past three years and dates of office: St.George Bank Limited (December 2008 - September 2009). St.George Bank Limited remained a listed entity when it became a subsidiary of Westpac in December 2008. It was delisted in September 2009.

DIRECTORS’ REPORT

Name: John Curtis AM,

BA, LLB (Hons.)

Age: 60

Term of office: Director and Deputy Chairman since December 2008.

Date of next scheduled re-election: December 2011.

Independent: Yes.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: Chairman of each of Allianz Australia Limited, Landis+Gyr Holdings AG and the University of Technology Sydney Faculty of Business Executive Council.

Other interests: Nil.

Other Westpac related entities directorships: Chairman of St.George Bank Limited (December 2008 — February 2010).

Skills, experience and expertise: For the past 23 years John has been a professional company director and has been Chairman and Director of a wide variety of public companies, government entities and foreign corporations. In more recent times he has been largely involved in the financial services sector with his current appointments as set out above and former appointments with Merrill Lynch, Perpetual Limited and First Data Corporation in Australia. Prior to 1987 John was a director of Wormald International Limited and was responsible for its operations in Australia, Europe, Asia and the Americas. During part of that time he was Chairman of the National Building and Construction Council, the peak industry body.

Westpac Board Committee membership: Member of each of the Audit, Nominations, Risk Management and Remuneration Committees.

Directorships of other listed entities over the past three years and dates of office: St.George Bank Limited (October 1997 — September 2009). St.George Bank Limited remained a listed entity when it became a subsidiary of Westpac in December 2008. It was delisted in September 2009.

Name: Elizabeth Bryan,

BA (Econ.), MA (Econ.)

Age: 64

Term of office: Director since November 2006.

Date of next scheduled re-election: December 2010.

Independent: Yes.

Current directorships of listed entities and dates of office: Director of Caltex Australia Limited (since July 2002, Chairman since October 2007).

Other principal directorships: Australian Institute of Company Directors and Chairman of UniSuper Limited.

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Director of Westpac New Zealand Limited (March 2007 — October 2010).

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

Age: 60

Term of office: Director since July 2004.

Date of next scheduled re-election: December 2012.

Independent: Yes.

Current directorships of listed entities and dates of office: Origin Energy Limited (since June 2007).

Other principal directorships: Centre for Independent Studies and World Education Australia Limited. Chairman of Rebel Sport Limited and Director of Rebel Group Companies and Chairman of Origin Foundation.

Other interests: Senior Advisor to each of McKinsey & Company and Greenhill Caliburn.

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

Name: Peter Hawkins,
BCA (Hons.) SF Fin, FAIM ACA (NZ), FAICD

Age: 56

Term of office: Director since December 2008.

Date of next scheduled re-election: December 2010.

Independent: Yes.

Current directorships of listed entities and dates of office: Mirvac Limited Group (since January 2006). Visa Inc. (since October 2007, listed in the US).

Other principal directorships: Liberty Financial Pty Limited, Treasury Corporation of Victoria, Murray Goulburn Co-operative Co. Limited, Clayton Utz and the Camberwell Grammar School.

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Director of St.George Bank Limited (December 2008 — February 2010).

Skills, experience and expertise: Peter’s career in the banking and financial services industry spans over 38 years in Australia and overseas at both the highest levels of management and directorship of major organisations. Peter has held various senior management and directorship positions with Australia and New Zealand Banking Group Limited from 1971 to 2005, and was also a Director of BHP (NZ) Steel Limited from 1990 to 1991, ING Australia Limited from 2002 to 2005 and Esanda Finance Corporation from 2002 to 2005.

Westpac Board Committee membership: Member of each of the Audit, Risk Management and Technology Committees.

Directorships of other listed entities over the past three years and dates of office: St.George Bank Limited. (April 2007 — September 2009). St.George Bank Limited remained a listed entity when it became a subsidiary of Westpac in December 2008. It was delisted in September 2009.

Name: Carolyn Hewson AO,
BEc (Hons.), MA (Econ.)

Age: 55

Term of office: Director since February 2003.

Date of next scheduled re-election: December 2010.

Independent: Yes.

Current directorships of listed entities and dates of office: Stockland Corporation Limited (since March 2009). BHP Billiton Limited (since March 2010). BT Investment Management Limited (since September 2007).

Other principal directorships: The Australian Charities Fund.

Other interests: Nil

Other Westpac related entities directorships and dates of office: Director of BT Investment Management Limited (since September 2007).

Skills, experience and expertise: Carolyn has over 26 years’ experience in the finance sector and was an Executive Director of Schroders Australia Limited between 1989 and 1995.

Westpac Board Committee membership: Chairman of the Risk Management Committee. Member of each of the Audit, Nominations and Remuneration Committees.

Directorships of other listed entities over the past three years and dates of office: AGL Energy Limited (October 2006 — March 2009).

Name: Lindsay Maxsted,
DipBus (Gordon), FCA

Age: 56

Term of office: Director since March 2008.

Date of next scheduled re-election: December 2011.

Independent: Yes.

Current directorships of listed entities and dates of office: Director of Transurban Group (since March 2008, Chairman since August 2010).

Other principal directorships: Managing Director of Align Capital Pty Ltd and Director of Baker IDI Heart & Diabetes Institute Holdings Limited.

Other interests: Nil.

Other Westpac related entities directorships and period of office: Director of St.George Bank Limited (December 2008 — February 2010).

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

Westpac Board Committee membership: Chairman of the Audit Committee. Member of each of the Risk Management and Nominations Committees.

Directorships of other listed entities over the past three years and dates of office: St.George Bank Limited (December 2008 — September 2009). St.George Bank Limited remained a listed entity when it became a subsidiary of Westpac in December 2008. It was delisted in September 2009.

DIRECTORS’ REPORT

Name: Graham Reaney,

BComm, CPA

Age: 67

Term of office: Director since December 2008.

Date of next scheduled re-election: December 2011.

Independent: Yes.

Current directorships of listed entities and dates of office: Chairman of PMP Limited (since September 2002).

Other principal directorships: Holcim Finance (Australia) Pty Limited.

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Member of the BankSA Advisory Board (since December 2008).

Skills, experience and expertise: Graham’s business experience spans 31 years, during which time he has held a number of senior corporate appointments, including as Managing Director of National Foods Limited. Other former positions include Managing Director of Industrial Equity Limited. Graham has gained extensive experience both in Australia and overseas in a broad range of industries, including mining and mining services, energy, food, rural, fast moving consumer goods and financial services.

Westpac Board Committee membership: Member of each of the Audit, Risk Management and Sustainability Committees.

Directorships of other listed entities over the past three years and dates of office: St.George Bank Limited (November 1996 — November 2008). AGL Energy Limited (July 2006 — October 2009).

Name: Peter Wilson, CA

Term of office: Director since October 2003.

Age: 69

Date of next scheduled re-election: December 2012.

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

Company Secretary

Our Company Secretaries as at 30 September 2010 were John Arthur and Rebecca Farrell.

John Arthur (LLB (Hons.)) was appointed to his role of Group Executive, Counsel & Secretariat and a Company Secretary of Westpac on 1 December 2008. Prior to the appointment, John was Managing Director & Chief Executive of Investa Property Group until 2007. Previously, John has been a partner at Freehills and Group General Counsel of Lend Lease Limited. He also served as Chairman of legal firm Gilbert + Tobin and has had a distinguished career as legal partner, corporate executive and Non-executive Director.

Rebecca Farrell (BA, LLB (Hons.)) joined Westpac in 2009. Rebecca started her career as a transactional lawyer at Mallesons Stephen Jaques and subsequently worked in New York for a number of years. Upon returning from the US, Rebecca joined Freehills, where she provided advisory services to ASX listed companies concerning governance, board performance, capital management, executive remuneration, and ASX Listing Rules and Corporations Act compliance. Most recently, Rebecca spent six months at the Future Fund where she advised the Board of Governors on the establishment of their proxy voting system.

2. Executive Team

As at 30 September 2010 our Executive Team was:

Name	Position	Year Joined Group	Year Appointed to Position
Gail Kelly	Managing Director & Chief Executive Officer	2008	2008
John Arthur	Group Executive, Counsel & Secretariat	2008	2008
Greg Bartlett	Chief Executive, St.George Bank	2008	2008
Peter Clare	Group Executive, Product & Operations	2008	2008
Philip Coffey	Chief Financial Officer	1996	2005
Rob Coombe	Group Executive, Westpac Retail & Business Banking	2002	2010
Brad Cooper	Chief Executive Officer, BT Financial Group	2007	2010
George Frazis	Chief Executive Officer, Westpac New Zealand Limited	2009	2009
Peter Hanlon	Group Executive, People & Transformation	1995	2010
Bob McKinnon	Group Executive, Technology	2008	2008
Jon Nicholson	Chief Strategy Officer	2006	2006
Greg Targett	Chief Risk Officer	2008	2009
Rob Whitfield	Group Executive, Westpac Institutional Bank	1986	2009

There are no family relationships between or among any of our Directors or Executive Team members.

Gail Kelly HigherDipEd, BA, MBA with Distinction, HonDBus. Age 54
Managing Director & Chief Executive Officer

Gail was appointed Managing Director & Chief Executive Officer of Westpac on 1 February 2008.

Immediately prior to this, she served as Chief Executive Officer & Managing Director of St.George Bank Limited from January 2002 to August 2007. During this period, St.George doubled its assets and net profit after tax. Between October 1997 and December 2001, Gail was employed at the Commonwealth Bank of Australia as General Manager, Strategic Marketing, and later as Head of Customer Service Division and a member of the bank’s Executive Committee.

Gail began her career at Nedcor Bank, one of the largest banks in South Africa, where she held various General Manager positions, including HR, cards and personal banking.

Gail is currently a Director of the Australian Bankers’ Association, the Melbourne Business School Limited and member of the Financial Services Advisory Council.

John Arthur LLB (Hons.). Age 55

Group Executive, Counsel & Secretariat

John was appointed Group Executive, Counsel & Secretariat on 1 December 2008. Most recently, prior to the appointment, John was Managing Director & Chief Executive of Investa Property Group until 2007.

Previously, John has been a partner at Freehills and Group General Counsel of Lend Lease Limited. He also served as Chairman of legal firm Gilbert + Tobin and has had a distinguished career as a legal partner, corporate executive and Non-executive Director.

Greg Bartlett Age 58
Chief Executive, St.George Bank

Greg was appointed Chief Executive, St.George Bank in December 2008 at the time of the merger of St.George with Westpac. He has over 36 years’ experience in the banking and finance industry. Greg leads a team of over 5,000 people offering comprehensive Retail and Corporate & Business Banking services to over 2.6 million customers nationally under the St.George and BankSA brands. Previously with the Commercial Banking Company of Sydney Ltd, he has been with St.George for nearly 30 years and was a member of St.George Executive Management Committee for over 18 years. Most recently he was Group Executive, St.George Institutional and Business Bank for nine years. Greg’s previous roles at St.George include Group Treasurer and Chief General Manager, Group Treasury and Capital Markets.

After this distinguished career spanning nearly 30 years with St.George, Greg will be retiring as Chief Executive, St.George Bank effective 1 December 2010. Rob Chapman, currently CEO of BankSA, will be appointed Chief Executive, St.George Bank to take effect when Greg retires on 1 December 2010.

DIRECTORS’ REPORT

Peter Clare BCom, MBA. Age 47
Group Executive, Product & Operations

Peter was appointed Group Executive, Product & Operations on 17 July 2008, with responsibility for all consumer and business product development, management and operations. Peter joined Westpac as Group Executive, Consumer Financial Services in March 2008, with responsibility for sales, service, third party consumer product relationships and product development for Westpac’s consumer customers across Australia. Prior to joining Westpac, Peter was Group Executive, Group Technology & Operations of St.George Bank Limited following five years as Group Executive, Strategy with St.George Bank Limited. Prior to that Peter worked for the Commonwealth Bank of Australia between 1997 and 2002 in a range of senior roles, covering strategy, merger programs, operations and performance improvement. He has also worked in management consultancy and accountancy roles.

Philip Coffey BEc (Hons.). Age 53
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

Rob Coombe LLB (Hons.). Age 47
Group Executive, Westpac Retail & Business Banking

Rob was appointed Group Executive Westpac Retail & Business Banking on 1 February 2010, with responsibility for all Westpac’s retail, small-to-medium enterprises and commercial customers in Australia.

Rob was Chief Executive Officer, BT Financial Group from January 2005 until this appointment. Rob joined Westpac with the acquisition of the BT Financial Group in 2002 and has over 26 years’ experience in banking, finance and wealth management. He started with BT in 1991 and has held a number of positions, including Senior Legal Counsel, Head of BT’s International Funds Management and CEO of BT’s Funds Management business in Malaysia. Rob is also a Director of The Australian Indigenous Education Foundation.

Brad Cooper DipBM, MBA, FAIM. Age 48
Chief Executive Officer, BT Financial Group

Brad was appointed Chief Executive Officer of BT Financial Group on 1 February 2010 and is focused on helping Australians determine and achieve their financial aspirations. The BT Financial Group proudly offers products and services from some of Australia’s most trusted and respected wealth management brands across financial advice, private banking, investment, superannuation, insurance and retirement. Brad initially joined Westpac in April 2007 as Chief Executive, Westpac New Zealand Limited and after successfully leading a change program in that market moved to the role of Group Chief Transformation Officer leading The Westpac Group’s St.George merger implementation. Prior to joining Westpac, Brad was Chairman of GE Capital Bank and Chief Executive Officer of GE Consumer Finance UK & Ireland. He drove GE’s UK Six Sigma program and was certified as a Quality Leader (Black Belt) in December 2002. He was promoted to Chief Executive Officer of GE Consumer Finance UK in January 2003 and appointed Chairman of GE Capital Bank in April 2004.

George Frazis B Eng (Hons.), MBA (AGSM/Wharton). Age 46
CEO, Westpac New Zealand Limited

George joined Westpac New Zealand Limited in March 2009 as Chief Executive Officer, Westpac New Zealand Limited. George is highly experienced in the financial services industry. He was formerly Group Executive General Manager at National Australia Bank. Prior to that, George was a senior executive in Commonwealth Bank of Australia’s Institutional Banking Division and has also been a partner with the Boston Consulting Group.

Peter Hanlon BA (Comms), C Tech (Aero Eng), AMP (Harvard). Age 55
Group Executive, People & Transformation

Peter was appointed Group Executive, People & Transformation on 1 February 2010, with responsibility for human resources strategy and management, including reward and recognition, learning and development, careers and talent, employee relations and employment policy. He is also responsible for the key customer, people and productivity elements of our Transformation program, and for Corporate Affairs & Sustainability.

Prior to this appointment Peter held the role of Group Executive, Westpac Retail & Business Banking from July 2008. Prior to that, he was Westpac’s Group Executive, Business Financial Services, responsible for business banking sales, relationship management, customer service, and product and risk management in Australia. Peter has held several other senior roles in Westpac including General Manager roles in Marketing, Branch Banking and Consumer Credit. Peter joined Westpac in 1995 from BankSA where he was Chief Manager of Branch Sales and Service and Head of Strategic Marketing. Prior to his banking career, Peter served in The Royal Australian Air Force.

Bob McKinnon BCom, ACA, MAICD. Age 57
Group Executive, Technology

Bob was appointed Group Executive, Technology on 17 July 2008. Prior to joining Westpac, Bob was Joint Managing Director of Multiplex Limited and Multiplex Funds Management Limited. Bob has over 38 years of extensive financial and senior management experience, having held senior positions with Lend Lease Corporation, MLC Group, State Street Australia and Commonwealth Bank of Australia. He is also currently a Non-executive Director of Alesco Corporation Limited.

Jon Nicholson BA. Age 54
Chief Strategy Officer

Jon was appointed Chief Strategy Officer in February 2006, with responsibility for Westpac’s strategy, planning and M&A activities. He has deep experience in financial services strategy, including considerable international experience. Prior to joining Westpac, Jon was a senior partner with the Boston Consulting Group (BCG), where for many years he built and led BCG’s financial services practice across Asia. Earlier in his career, Jon was Senior Private Secretary to the Prime Minister of Australia. He is also a Trustee of the Westpac Foundation.

Greg Targett BEc, DipEd, F Fin, CFTP. Age 53
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

Rob Whitfield BCom, GradDipBanking, GradDipFin, AMP (Harvard). Age 46
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

DIRECTORS’ REPORT

3. Report on the business

a)    Principal activities

The principal activities of the Group during the financial year ended 30 September 2010 were the provision of financial services including lending, deposit taking, payments services, investment portfolio management and advice, unit trust and superannuation fund management, insurance services, leasing, general finance, foreign exchange and money market services.

There have been no significant changes in the nature of the principal activities of the Group during 2010.

b)    Review of and results of operations

A review of the operations of the Group and its divisions and their results for the financial year ended 30 September 2010 is set out in Section 2 of the Annual Report under the sections ‘Review of Group operations’ and ‘Divisional performance’, which form part of this report.

The net profit attributable to equity holders of Westpac for the financial year ended 30 September 2010 was $6,346 million.

c)     Dividends

Since 30 September 2010, Westpac has announced a final dividend of 74 cents per ordinary share, totalling approximately $2,212 million for the year ended 30 September 2010 (2009 final dividend of 60 cents per Westpac ordinary share, totalling $1,765 million). The final dividend will be fully franked and will be paid on 20 December 2010.

An interim dividend for the current financial year of 65 cents per ordinary share, totalling $1,935 million, was paid as a fully franked dividend on 2 July 2010 (2009 interim dividend of 56 cents per ordinary share, totalling $1,630 million).

d)    Significant changes in state of affairs and events during and after the end of 2010 financial year

Significant changes in the state of affairs of the Group during 2010 were:

•         the commencement of Westpac and St.George operating as a single ADI, and the finalisation of a component of tax consolidation related to Westpac’s merger with St.George;

•         the commencement of our Strategic Investment Priorities, which have a forecast project investment of $2 billion over five years;

•         ongoing regulatory response to the recent global financial crisis, which has included proposed changes to liquidity, capital, derivatives and other regulatory requirements;

•         the Australian Government withdrawing the Australian Government Guarantee Scheme for wholesale funding and large deposits from 31 March 2010, and the New Zealand Government withdrawing its wholesale funding guarantee facility from 30 April 2010;

•         the Australian Government’s release and initial response to the Henry Review; and

•         the settlement of proceedings with the New Zealand Commissioner of Inland Revenue relating to nine structured finance transactions undertaken between 1998 and 2002.

For a discussion of these matters, please refer to ‘Significant developments’ in Section 1 under ‘Information on Westpac’, which forms part of this report.

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

4. Directors’ interests

a)    Directors’ interests in securities

The following particulars for each Director are set out in the Remuneration Report and Note 41 of our consolidated financial statements for the year ended 30 September 2010 and in the tables below:

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

Directors’ interests in Westpac and related bodies corporate as at 3 November 2010

	Number of Westpac Ordinary Shares		Number of Westpac Share Options		Number of Westpac Share Rights		Westpac SPS	Westpac SPS II
Westpac Banking Corporation securities
Ted Evans	19,673		—		—		—	—
Gail Kelly	1,319,509	(1)	720,556	(2)	368,023	(3)	—	—
John Curtis	80,787		—		—		—	—
Elizabeth Bryan	20,510		—		—		—	—
Gordon Cairns	17,038		—		—		—	—
Peter Hawkins	15,218		—		—		—	—
Carolyn Hewson	16,348		—		—		—	—
Lindsay Maxsted	10,310		—		—		—	—
Graham Reaney	75,361		—		—		—	—
Peter Wilson	14,343		—		—		—	—

Number of BTIM Ordinary Shares
BT Investment Management Limited securities
Carolyn Hewson	15,385

(1)          Westpac ordinary shares granted under the CEO Restricted Share Plan in relation to the CEO’s sign-on arrangements.

(2)          Options issued under the Chief Executive Officer Performance Plan.

(3)          Share rights issued under the Chief Executive Officer Performance Plan.

b)    Other relevant interests as at 3 November 2010

Certain subsidiaries of Westpac offer a range of registered schemes and infrastructure notes. The Directors from time to time invest in these schemes and notes and are required to provide a statement to the ASX when any of their interests in these schemes or notes change (except interests in a number of cash management trusts)(1). The level of interest held by Directors is set out below.

The level of interests held directly and indirectly by Directors as at 3 November 2010

	Relevant Interests in Infrastructure Notes	Relevant Interests in Cash Management Trusts (Units)(1)	Other Relevant Interests in Registered Schemes (Units)	Date of Last Notification to the ASX
Elizabeth Bryan	2,000	—	—	24 June 2010
John Curtis	1,100	—	—	24 June 2010

(1)          ASIC has exempted each Director from the obligation to notify the ASX of a relevant interest in a security that is an interest in BT Cash Management Trust (ARSN 087 531 539), BT Premium Cash Fund (ARSN 089 299 730), Westpac Cash Management Trust (ARSN 088 187 928), BT Institutional Managed Cash Fund (ARSN 088 832 491) or BT Institutional Enhanced Cash Fund (ARSN 088 863 469).

DIRECTORS’ REPORT

c)     Indemnities and insurance

Under our constitution, unless prohibited by statute, we must indemnify each of the Directors and Company Secretaries of Westpac and of each of our related bodies corporate (except related bodies corporate listed on a recognised stock exchange), each employee of Westpac or our subsidiaries (except subsidiaries listed on a recognised stock exchange), and each person acting as a responsible manager under an Australian Financial Services licence of any of Westpac’s wholly-owned subsidiaries against every liability incurred by each such person in their capacity as director, secretary, employee or responsible manager, as the case may be; and all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, in which the person becomes involved because of that capacity.

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

•         directors and other statutory officers of wholly-owned subsidiaries of Westpac; and

•         directors and statutory officers of other nominated companies as approved by Westpac in accordance with the terms of the deed poll and Westpac’s contractual indemnity policy.

Some employees of related bodies corporate and responsible managers of Westpac and its related bodies corporate are also currently covered by a deed poll in similar terms that was executed in November 2004.

Under the September 2009 deed poll, Westpac also agrees to provide directors’ and officers’ insurance to directors of Westpac and directors of Westpac’s wholly-owned subsidiaries.

As part of the merger with St.George Bank Limited, Westpac indemnified each member of the St.George Group and certain of their representatives, including their directors and officers, in respect of breaches of certain obligations and warranties provided by Westpac in the Merger Implementation Agreement between Westpac and St.George Bank Limited and also in respect of the inclusion or disclosure of certain types of information in disclosure or regulatory documents prepared by Westpac. Those indemnities continue to apply to those former St.George Bank Limited directors, some of whom have subsequently been appointed as directors of Westpac. The indemnity also applies to KPMG, as St.George Bank Limited’s auditor at the time of the merger.

St.George Bank Limited agreed with Westpac to provide indemnities in corresponding terms under the Merger Implementation Agreement, which also continue to apply and have now been assumed by Westpac following the transition to a single ADI.

No amount has been paid under any of these indemnities during the financial year ended 30 September 2010 or since that date.

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

For the year ended 30 September 2010 the Group has insurance cover in respect of the amounts which we may have to pay under the indemnities set out above. That cover is subject to the terms and conditions of the relevant insurance, including but not limited to the limit of indemnity provided by the insurance. The insurance policies prohibit disclosure of the premium payable and the nature of the liabilities covered.

d)    Options and share rights outstanding

As at the date of this report there are 12,330,887 share options outstanding and 2,930,926 share rights outstanding in relation to Westpac ordinary shares. The expiry date of the share options range between 8 January 2011 and 1 March 2019 and the weighted average exercise price is $21.83. The latest dates for exercise of the share rights range between 20 January 2013 and 1 April 2020.

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

The Group is required to comply with the NSW Energy Administration Amendment (Water & Savings) Act 2005 (EAA). We comply with our obligations pursuant to the EAA as a designated energy user and a designated water user through an:

•         Energy Savings Action Plan for Westpac’s North Ryde site which was approved by the NSW Government on 14 February 2008. The Annual Progress Report for the North Ryde site was submitted for this year and is due to be submitted by 30 September in each subsequent year. We comply with our obligations under the EAA and the Action Plan; and

•         Energy Savings Action Plan and a Water Savings Action Plan for the St.George House Building at Kogarah. Both plans were approved by the NSW Government during 2006 and require Annual Progress Reports (submitted to the NSW Government on 29 December 2008 and 31 October 2008 respectively). The Annual Progress Reports for each Action Plan are due in 2010 and subsequent years by 31 December. We comply with our obligations under the EAA and these Action Plans.

The National Greenhouse and Energy Reporting Act 2007 (Cth) (National Greenhouse Act) came into effect in July 2008. The Group has reported on greenhouse gas emissions, energy consumption and production under the National Greenhouse Act for the period June 2008 through July 2009 (Year 1 Reporting period) and will continue to report annually. The Group complies with the National Greenhouse Act and submitted its first report to the Commonwealth Government in October 2009.

The Group is subject to the reporting requirements of the Energy Efficiency Opportunities Act 2006 (Cth) (EEO), which requires a report to be submitted to the Commonwealth Government identifying and evaluating cost effective energy savings opportunities. The report is to be submitted by 31 December 2010. We comply with our obligations under the EEO.

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

Further details on our environmental performance, including progress against our climate change strategy and details of our emissions profile are available on our website at www.westpac.com.au/about-westpac/sustainability-and-community.

6. Rounding of amounts

Westpac is an entity to which ASIC Class Order 98/100 dated 10 July 1998, relating to the rounding of amounts in Directors’ reports and financial reports, applies. Pursuant to this Class Order, amounts in this report and the accompanying financial report have been rounded to the nearest million dollars, unless indicated to the contrary.

7. Political expenditure

In line with Westpac policy, no cash donations were made to political parties during the financial year ended 30 September 2010. The expenditure reflected in the table below relates to payment for participation in legitimate political activities where there was assessed to be of direct business benefit to Westpac. Such activities include business observer programmes attached to annual party conferences, policy dialogue forums and other political functions such as speeches and events with industry participants.

Political expenditure, year ended 30 September 2010

Australia

Amount $(1)
Australian Labor Party	83,632
Liberal Party of Australia	69,990
National Party of Australia	5,549
Total	159,171

(1)          Represents aggregate amount at both Federal and State/Territory levels.

New Zealand

The total expenditure on political activities in New Zealand for the year ended 30 September 2010 was NZ$25,100. In line with Westpac policy, no cash donations were made to political parties in New Zealand during the year.

DIRECTORS’ REPORT

8. Directors’ meetings

Each Director attended the following meetings of the Board and Committees of the Board during the financial year ended 30 September 2010:

Number of meetings		Board Meetings		Audit Committee		Risk Management Committee		Nominations Committee		Remuneration Committee		Sustainability Committee		Technology Committee
held during the year		10		4		4		2		9		3		3
Director	Notes	A	B	A	B	A	B	A	B	A	B	A	B	A	B
Ted Evans	1	10	10	4	4	4	4	2	2	—	—	—	—	3	3
John Curtis	2	10	10	4	4	4	4	2	2	9	9	—	—	—	—
Gail Kelly	3	10	10	—	—	—	—	—	—	—	—	3	3	3	3
Elizabeth Bryan	4	10	10	4	4	4	4	2	2	—	—	—	—	3	3
Gordon Cairns	5	10	10	4	4	4	4	2	2	9	9	—	—	—	—
Peter Hawkins	6	10	10	4	4	4	4	—	—	—	—	—	—	3	3
Carolyn Hewson	7	10	10	4	4	4	4	2	2	9	9	—	—	—	—
Lindsay Maxsted	8	10	10	4	4	4	4	2	2	—	—	—	—	—	—
Graham Reaney	9	10	10	4	4	4	4	—	—	—	—	3	3	—	—
Peter Wilson	10	10	10	4	4	4	4	2	2	—	—	3	3	—	—

This table shows membership of standing committees of the Board. From time to time the Board may form other Committees or request Directors to undertake specific extra duties.

A - Meetings eligible to attend as a member	B - Meetings attended as a member

Unless otherwise stated, each Director has been a member, or the Chairman, of the relevant Committee for the whole of the period from 1 October 2009.

(1)	Chairman of the Nominations Committee. He is a member of the Audit Committee, Risk Management Committee and the Technology Committee.
(2)	Member of the Audit Committee, Risk Management Committee and Remuneration Committee. Since 3 November 2009 he has been a member of the Nominations Committee.
(3)	Member of the Sustainability Committee and Technology Committee.
(4)	Chairman of the Technology Committee. She is a member of the Audit Committee, Risk Management Committee and Nominations Committee.
(5)	Chairman of the Remuneration Committee. He is a member of the Audit Committee, Risk Management Committee and Nominations Committee.
(6)	Member of the Audit Committee, Risk Management Committee and Technology Committee.
(7)	Chairman of the Risk Management Committee. She is a member of the Audit Committee, Nominations Committee and Remuneration Committee.
(8)	Chairman of the Audit Committee. He is a member of the Risk Management Committee and Nominations Committee.
(9)	Member of the Audit Committee, Risk Management Committee and Sustainability Committee.
(10)	Chairman of the Sustainability Committee. He is a member of the Audit Committee, Risk Management Committee and Nominations Committee.

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

9. Remuneration report

Introduction from the Chairman of the Board Remuneration Committee

Dear Shareholder,

Last year in our Remuneration Report, we explained the principles behind our remuneration strategy.

This year we thought it would be helpful to go further and explain how we, as a Board, decide on the quantum and structure of remuneration for our senior management group, our key management personnel and for the members of the Board.

Use of external consultants

The Remuneration Committee, following a competitive tender process, selected a specialist remuneration consultant, Ernst & Young and briefed and paid for them, independently of management. We judged them on the basis of their detailed knowledge of our competitors, their access to international data through their network and their deep understanding of the issues raised by the various external agencies.

Primary and secondary comparator groups

After detailed discussion, we selected the primary group of companies we would benchmark our remuneration against as the other three large Australian banks. We also selected a secondary group being the ASX top 10, excluding those banks. The primary purpose of the secondary group was to source comparisons where comparable positions didn’t exist in the primary group or the positions were not directly related to Financial Services positions.

Remuneration aggregates for key management personnel

We primarily used total target remuneration to assess whether our remuneration levels were competitive. We wanted to exclude the variability of target setting in different firms, and the impact of individual performance on actual remuneration.

Relativities

We decided that for all senior management roles external relativities would be the primary lens, taking into account any internal disparities that this might cause. This balanced approach has served us well in the past.

Structure of total target remuneration

Our remuneration is divided into three components: fixed remuneration, short term incentive (STI), and long term incentive (LTI), the latter two referred to as ‘at risk’ or variable remuneration.

Our policy is for fixed remuneration to be around the median of our primary benchmark group and for total target remuneration to deliver towards the top of our primary group for superior performance, recognising the difficulties arising from inexact role matches.

Our STI is assessed annually against a scoreboard of financial and non financial measures; for further information on these measures, refer to Section 3.2 of the ‘Remuneration report’. They are balanced to reward short term financial performance, with other metrics that drive long term value creation.

Of the STI, 60% is received as cash for the CEO, and the balance is deferred in shares. For her direct reports, the percentage received in cash is currently 60% to 75%.

LTI is awarded based on longer term and strategic contribution. It is subject to Total Shareholder Return (TSR) performance relative to a basket of financial services companies. Awards vest over a period of up to five years with initial TSR performance tested on the third anniversary of the commencement of the performance period. Subsequent testing is possible on the fourth and fifth anniversaries.

In benchmarking our structure this year we asked four questions:

•         are we paying for performance in the balance between fixed and at risk remuneration?

•         are we managing for the long term in the balance between short and long term remuneration?

•         should we include a second, externally verifiable metric in our LTI arrangements to balance TSR?

•         should we continue to provide the opportunity for multiple performance test dates over the life of our LTI awards?

Our summary conclusions were as follows:

•         for the CEO and Group Executives, on average, we have the highest percentage of at-risk remuneration against our primary benchmarking group;

•         on the balance between short and long term remuneration we will increase the proportion of STI deferred and the length of the deferral period for our Group Executives;

•         we believe having a second performance metric to vest our LTI awards is appropriate; and

•         we are not aligned to our peers in having multiple performance test opportunities for our LTI awards and should consider changing.

Changes to the balance between short and long term remuneration will be implemented next year. The introduction of a second performance metric to vest our LTI awards and changes to the multiple testing of LTI awards are envisioned for 2012, enabling us sufficient time for measured consideration of the detail of our proposals.

Discretion

In awarding our STI, the Board has 100% discretion with the scoreboard outcome for the CEO and 50% for the key management personnel and other members of senior management. We believe this discretion is vital to balance any overly mechanistic approach in determining performance outcomes, to better reward the truly outstanding performers and to enable previous decisions (either good or bad) to be taken into account. We exercise this discretion both up and down.

The criteria which we use as the basis for exercising this discretion is set out on Section 3.2.

For next year we have decided that we should align the percentage of discretion that can be applied for Group Executives and other members of senior management to that of the CEO.

Risk adjusted remuneration

We examined our remuneration structure to ensure that it discourages excessive risk taking. We were satisfied by the following building blocks:

•         our overall funding pool for variable remuneration is managed to a percentage band of economic profit. Last year this pool fell in line with profitability;

•         economic profit, a measure which reflects both profitability and the risk in our business, is our primary financial metric;

•         we exercise discretion over the STI outcome, with risk as a primary lens, both retrospectively and prospectively;

•         remuneration decisions for employees performing risk and financial control functions are given additional specific focus under our governance arrangements; and

•         the Chief Risk Officer, who is the company’s top risk officer, attends Remuneration Committee meetings.

Remuneration for Non-executive Directors

We review Non-executive Director fees periodically, benchmarking our relative positioning against the same peer grouping we use to assess key management personnel remuneration. Our two critical lenses were average actual fees, to account for different board sizes, and actual fees per position. Non-executive Director fees were last increased in 2007.

Following benchmarking work this year, we decided that no major changes were warranted but that it would be appropriate not to increase Committee fees and to increase base fees only by 5% for 2011. This is less than inflation over the period and will not necessitate an increase in the shareholder-approved fee pool from which Non-executive Director payments are made.

In conclusion, we hope you, as shareholders, find this a useful explanation of our processes, thinking and actions. As ever, we welcome your feedback, as we strive to make the report simpler and easier to understand.

Gordon Cairns

Chairman - Board Remuneration Committee

1.             Remuneration snapshot

This section provides an overview of the Group’s remuneration arrangements during 2010 and those planned for 2011.

1.1       Significant factors impacting remuneration this year

The external environment has continued to change significantly during 2010. Economic conditions in Australia improved markedly, yet there is continued uncertainty in the financial sector globally. Our ongoing ability to manage through the new operating environment, leveraging all our brands, while continuing to deliver results for our customers and shareholders is something that we are very proud of.

Executive remuneration has continued to be a focus for governments, regulators and other stakeholders. We have assessed our executive remuneration frameworks and are satisfied that we have a solid foundation for managing remuneration-related risk for the long term.

Remuneration levels

In May 2009, we responded to the lower earnings associated with the global financial crisis by leaving the fixed remuneration levels and variable reward targets for the CEO and Senior Executives(1) unchanged until the 2011 financial year.

More stable market conditions and improving results have meant that remuneration reviews will re-commence from 1 October 2010.

Eligible employees received a 2% pay increase in July 2010 following approval of the new Westpac Enterprise Agreement by Fair Work Australia. This did not include the CEO or Senior Executives.

Performance during the year and the associated remuneration are discussed in more detail in the next section.

Variable reward

The remuneration framework provides for payment of variable rewards to employees so their remuneration is broadly aligned with returns to shareholders.

Each year a variable reward pool is established from which short term incentives, which include cash and deferred share bonuses, and long term incentive awards are paid for all employees, including Senior Executives.

The Remuneration Committee assesses financial performance primarily using economic profit(2), a financial measure that reflects both the profitability and the risk in our business. To supplement this measure, consideration is also given to other measures including cash earnings(3), cash earnings per share and dividends payable to shareholders.

In 2010 the Board concluded that an increase in the Group’s overall variable reward funding should be broadly commensurate with our improved financial result and dividend growth.

Regulatory changes

In Australia and internationally the uncertainty since 2009 regarding the regulation of executive remuneration has begun to settle. This year we have managed new regulatory requirements across the many jurisdictions in which Westpac operates.

The charters of the Board and its Remuneration Committee and the Group Remuneration Policy reflect the new APRA Prudential Standard on the governance of remuneration.

During 2010 the Productivity Commission released its report on Executive Remuneration in Australia and the Government followed with its response. The Board generally supports the recommendations and will continue to monitor developments.

Changes to remuneration framework from 2011

For the 2011 financial year, the Board has adopted changes to the executive remuneration framework recommended by the Remuneration Committee to strengthen the alignment of executive remuneration with the interests of our shareholders, regulatory principles and market practices.

For 2011, the framework will retain the current structure of fixed remuneration, short term incentive (STI) and long term incentive (LTI), but with modifications to the STI impacting:

•         the proportion that is granted as deferred equity (the cash portion will decrease for most participants); and

•         the deferral period for deferred equity granted under the STI (broader and longer for most participants).

Details of these changes are set out in Section 3.2.

Further changes to the LTI proposed for the 2012 financial year, subject to detailed consideration by the Remuneration Committee and the Board, include:

•         removal of the re-testing of performance hurdles beyond the initial test date; and

•         introduction of a second performance hurdle.

We will further address these matters in next year’s report.

The next section gives an overview of remuneration as it applies to three groups: the CEO and Senior Executives, other employees and Non-executive Directors.

(1)	Senior Executives are named in Section 1.5 in this Remuneration Report.
(2)

Economic profit represents the excess of adjusted cash earnings over a minimum required rate of return on equity invested. For this purpose, adjusted cash earnings is defined as cash earnings plus the estimated value of franking credits paid to shareholders.

(3)	Cash earnings is defined in Note 32 of the Financial Statements.

DIRECTORS’ REPORT

1.2       CEO and Senior Executives

Remuneration principles and strategy

Our remuneration strategy is designed around six principles:

•         talented employees;

•         pay for performance;

•         competitive and fair;

•         aligned with shareholders’ interests;

•         risk adjusted remuneration; and

•         simple, flexible and transparent.

Our strategy, based on these principles, is to attract and retain talented employees by rewarding them for achieving high performance and delivering superior long term results for our customers and our shareholders. This strategy incorporates sound principles of risk management and governance.

Executive remuneration framework

The executive remuneration framework for the CEO and Senior Executives has three components.

Fixed remuneration - takes into account the size and complexity of the role, individual responsibilities, experience, skills and market-related pay levels. The fixed package is comprised of cash salary, salary sacrifice(1) items and superannuation.

Short term incentive (STI) - comprises cash and deferred shares. The level of payment is determined based on an STI target set using similar principles to those used for fixed remuneration and on individual, divisional and Group performance for the year. These are measured against risk-adjusted financial targets and non-financial targets that support the Group’s short and long term strategy.

Long term incentive (LTI) - performance share rights which vest over a three to five-year period if a performance hurdle is achieved. The award takes into account market benchmarks, individual performance over time, succession potential and key skills.

1.3       Remuneration for other employees

The remuneration strategy for other employees is consistent with the executive remuneration framework described. In particular:

•         fixed remuneration is aligned to the market and is reviewed annually;

•         we provide superannuation for employees in Australia, New Zealand and some other countries in which we operate;

•         employees have the opportunity to participate in an STI scheme designed to support the objectives of their division and the Group, including risk management. In some cases a portion is deferred;

•         key employees may also receive an LTI award in the form of deferred shares; and

•         eligible employees may receive an annual award of Westpac ordinary shares up to the value of $1,000 under the Employee Share Plan provided the Group meets at least one of two hurdles: an increase in share price or in customer advocacy.

1.4       Non-executive Directors

The Board focuses on strategic direction, long term corporate performance and the creation of shareholder value. The remuneration strategy for Non-executive Directors is set so as to attract and retain experienced and qualified Board members and remunerate them appropriately for their time and expertise.

Non-executive Directors receive a base fee, a fee for chairing or participating in Board Committees and superannuation. Those who serve on subsidiary Boards receive further fees which are paid by the relevant subsidiary company.

During the year the Board reviewed the fee framework for Non-executive Directors. Market data was obtained from an independent remuneration consultant and based on this advice the Board agreed to a 5% increase in base fees for 2011. There will be no increase to Committee fees. Fees for Non-executive Directors were last increased in 2007.

Fee pool

At the 2008 Annual General Meeting the current fee pool of $4.5 million per annum was approved by shareholders. For the 2010 year, $3.5 million (78%) of this fee pool was used.

(1)	‘Salary sacrifice’ means using fixed remuneration on a pre-tax basis to receive certain benefits such as car parking and child care, or to make additional superannuation contributions.

1.5       CEO and Senior Executives disclosed in this report

CEO and Senior Executives

The table below lists the key management personnel disclosed in the 2010 Remuneration Report.

Name	Position

Gail Kelly	Managing Director & CEO

Group Executives

John Arthur	Group Executive, Counsel & Secretariat

Greg Bartlett	Chief Executive, St.George Bank

Peter Clare	Group Executive, Product & Operations

Philip Coffey	Chief Financial Officer

Rob Coombe	Chief Executive Officer, BT Financial Group (until 31 January 2010) Group Executive, Westpac Retail & Business Bank (from 1 February 2010)

Brad Cooper	Group Chief Transformation Officer (until 31 January 2010) Chief Executive Officer, BT Financial Group (from 1 February 2010)

George Frazis	Chief Executive, Westpac New Zealand Limited

Peter Hanlon	Group Executive, Westpac Retail & Business Bank (until 31 January 2010) Group Executive, People & Transformation (from 1 February 2010)

Bob McKinnon	Group Executive, Technology

Greg Targett	Chief Risk Officer

Rob Whitfield	Group Executive, Westpac Institutional Bank

Other Senior Executives

Curt Zuber	Group Treasurer

Former Group Executive

Ilana Atlas	Group Executive, People (until 31 January 2010)

Non-executive Directors

Name	Position

Ted Evans	Chairman

John Curtis	Deputy Chairman

Elizabeth Bryan	Director

Gordon Cairns	Director

Peter Hawkins	Director

Carolyn Hewson	Director

Lindsay Maxsted	Director

Graham Reaney	Director

Peter Wilson	Director

DIRECTORS’ REPORT

2.             Governance and risk management

This section details the Group’s approach to governance and risk management as they relate to remuneration.

2.1       Governance

The Group’s remuneration policies and practices strive to fairly and responsibly reward employees, having regard to performance, Westpac’s risk management framework, the law and high standards of governance.

The role of the Board generally is to provide strategic guidance for the Group and effective oversight of management. In this way the Board is accountable to shareholders for performance. As part of this role, the Board has overall responsibility for remuneration, which includes:

•         determining the goals and objectives relevant to the remuneration of the CEO and evaluating the performance of the CEO in light of these objectives;

•         reviewing succession plans for the CEO and Group Executives;

•         considering and approving the Group Remuneration Policy and remuneration structures for each category of persons(1) covered by the Group Remuneration Policy;

•         approving individual remuneration levels for the CEO, Non-executive Directors, executives who report directly to the CEO, other persons whose activities in the Board’s opinion affect the financial soundness of the Group and any other person specified by APRA;

•         approving the appointment of Group Executives and the General Manager Group Assurance and monitoring the performance of senior management; and

•         determining the size of variable reward pools as part of the Group’s annual plan based on consideration of pre-determined business performance indicators and the financial soundness of the Group.

The Remuneration Committee supports the Board. Its primary function is to assist the Board in fulfilling its responsibilities to shareholders with regard to remuneration. The Remuneration Committee monitors both the Group’s remuneration policies and practices, external remuneration practices, market expectations and regulatory requirements in Australia and internationally. The Remuneration Committee:

•         reviews and makes recommendations to the Board in relation to the Group Remuneration Policy and assesses the Policy’s effectiveness and compliance with Prudential Standards;

•         reviews and makes recommendations to the Board on remuneration structures, including incentive plans, for each category of persons covered by the Group Remuneration Policy;

•         reviews and makes recommendations to the Board on individual remuneration levels for the CEO, Non-executive Directors, executives who report directly to the CEO, other persons whose activities in the Board’s opinion affect the financial soundness of the Group and any other person specified by APRA;

•         reviews and makes recommendations to the Board on the remuneration policies and fee levels for Non-executive Directors of subsidiary boards;

•         reviews and makes recommendations to the Board on objectives against which the CEO’s performance is assessed and which are used as the basis for determining the CEO’s variable reward or remuneration;

•         reviews and makes recommendations to the Board on the size of variable reward pool, as outlined previously;

•         oversees succession planning for Group Executives and other senior executives;

•         oversees general remuneration practices and reward expenditure across the Group;

•         oversees the Group’s equity based plans, and makes recommendations to the Board relating to new plans and changes to existing plans;

•         monitors performance against set hurdles under our LTI plans;

•         monitors and assesses the extent to which the Group’s remuneration policies achieve their aims within an appropriate risk management framework; and

•         approves remuneration arrangements outside of the Group Remuneration Policy relating to those individuals or groups of individuals who are significant because of the sensitivity of their roles, precedent or disclosure implications.

During 2010, the Remuneration Committee appointed Ernst & Young as its independent consultant to provide specialist advice on executive remuneration and other Group remuneration matters. These services are provided directly to the Remuneration Committee and are independent of management. Further, the Board maintains a separate funding pool, independently overseen by the Chairman, to pay for this advice.

Members of the Remuneration Committee during 2010

All members of the Remuneration Committee are independent Non-executive Directors. During 2010 the members were:

•         Gordon Cairns (Chairman);

•         John Curtis; and

•         Carolyn Hewson.

(1)	This includes persons whose activities in the Remuneration Committee’s opinion may affect the financial soundness of Westpac and any other person specified by APRA.

Remuneration Committee Charter

The role and responsibilities of the Remuneration Committee are set out in the Board Remuneration Committee Charter, which is available on the Group’s website at www.westpac.com.au/corporateresponsibility.

All Board Committee Charters are reviewed annually. The Board Remuneration Committee Charter was amended in 2010. Amendments reflected regulatory changes during the year, particularly the APRA Prudential Standard on the governance of remuneration. Further information about the Remuneration Committee is provided in the Corporate Governance Statement in this Annual Report.

The following diagram illustrates the roles and responsibilities of the Board with regard to remuneration issues and its Remuneration Committee.

Other internal governance structures

A number of new governance structures were established in 2010 to assist the Board and its Remuneration Committee to fulfil their responsibilities to shareholders regarding remuneration matters.

The role and responsibilities of these internal groups and committees, comprised of Westpac executives, are outlined below.

•         Remuneration Oversight Committee — responsible for leading the optimisation of risk-adjusted remuneration across the Group, overseeing the Group Remuneration Policy, remuneration arrangements and the criteria and rationale for recommending the total quantum of the Group variable reward pool as approved by the Board;

•         Divisional Remuneration Oversight Committees — responsible for designing and proposing incentive plans and monitoring remuneration outcomes for the respective division; and

•         Functional Remuneration Oversight Committees — responsible for reviewing incentive plans and remuneration outcomes for the respective functions so there is consistency and appropriateness across the Group. The Committee also reviews the remuneration structure for Risk and Financial Control employees so that their independence is not compromised.

DIRECTORS’ REPORT

2.2       Risk management

The Group’s remuneration strategy, executive remuneration framework, policies and practices all reflect the sound risk management which is fundamental to the way we operate. The performance of each division within the Group is reviewed and measured with reference to how risk is managed and this influences remuneration outcomes.

The executive remuneration framework specifically includes features to take account of risk. The framework is composed of a mix of fixed pay and variable reward, a portion of which is deferred. During 2010, Senior Executives received deferred compensation in two forms: deferred shares as part of the STI, and an LTI award of performance share rights which deliver value only if the Group meets or exceeds predetermined performance hurdles. These help to align the interests of the CEO and Senior Executives with those of shareholders.

Each year the Board determines the size of the variable reward pool. This is based on an assessment of how profit should be shared between employees, shareholders and ongoing capital requirements. The primary financial indicator used is economic profit but cash earnings, earnings per share and dividends are also taken into account.

STI outcomes are based on financial and non-financial measures which reflect risk management and the Group’s corporate values and expected behaviours. Economic profit, which measures profitability adjusted for risk in the business accounted for 40% of the CEO’s and Group Executives’ scoreboards for 2010. A performance measure related to the Board’s Risk Appetite Statement accounted for a further 10% of the CEO’s and Group Executives’ scoreboards. In addition, the CEO and each Group Executive is assessed on specific risk measures that may influence any discretionary adjustment to the scoreboard.

Shareholding requirements

To align their rewards with shareholder returns, the CEO and those Senior Executives who are Group Executives are expected to build and maintain a substantial Group shareholding within five years of commencing a Group Executive role. For the CEO the value of that shareholding is expected to be no less than five times her annual fixed package. For Group Executives the expected minimum is $1.2 million.

Participants are strictly forbidden from entering either directly or indirectly into hedging arrangements for those deferred shares in their STI and LTI equity awards which are yet to be vested. No financial products of any kind may be used to mitigate the risk associated with these equity instruments. Any attempt to hedge these securities makes them liable for forfeiture.

Approval of remuneration decisions

We aim to integrate effective risk management into the remuneration framework throughout the organisation. The Chairman of the Board Risk Management Committee is a member of the Remuneration Committee and members of the Remuneration Committee are also members of the Risk Management Committee. Further, the Chief Risk Officer attends all Remuneration Committee meetings. In carrying out its duties, the Remuneration Committee can access personnel from risk and financial control and engages external advisors who are independent of management.

We follow a strict process of ‘two-up’ approval for all remuneration decisions. This means that remuneration is approved by the next most senior person above the employee’s manager. This concept is also reflected in the following remuneration arrangements approved by the Board, based on recommendations from the Remuneration Committee:

•         performance outcomes and remuneration for the CEO and Group Executives; and

•         performance outcomes and remuneration for other executives who report directly to the CEO, other persons whose activities in the Board’s opinion affect the financial soundness of the Group and any other person specified by APRA.

Performance and remuneration outcomes for all General Managers (who report to Group Executives) are approved by the CEO, on the recommendation of the Group Executives to whom they report.

Any significant remuneration arrangements which fall outside the Group Remuneration Policy are referred to the Remuneration Committee for review and approval.

Corporate values and culture

We actively focus on our corporate values and seek to ensure a culture of risk management is embedded throughout our organisation. The Group’s corporate values are: being part of one team, delighting customers, recognising achievement, valuing each other and acting with integrity. Our annual Staff Perspective Survey asks employees what they value and consider the organisation’s top 10 values(1). In 2010, these included values consistent with a culture of risk management, ‘compliance’, ‘accountability’ and ‘doing the right thing’.

(1)          Results of the Staff Perspectives Survey reported by Barrett Values Centre, September 2010.

3.             The structure of remuneration and assessment of performance

This section describes in more detail the three different components of remuneration and how performance is assessed for the CEO and Senior Executives.

3.1       Fixed remuneration

Fixed remuneration refers to the fixed package - comprising cash salary and salary sacrifice items - and superannuation.

The Group provides superannuation contributions of up to 9% of fixed package. During 2010, three Senior Executives remained members of legacy defined benefit superannuation funds (which are closed to new members).

3.2       Short term incentive (STI)

Performance objectives and performance achieved

The Remuneration Committee sets individual performance objectives for the CEO and each of the Senior Executives. These objectives are intended to provide a robust link between remuneration and the key drivers of long term shareholder value. The STI performance objectives are set out in the form of a scoreboard. These include the financial and non-financial objectives below:

Category	Weighting for 2010
Shareholders/financials	40%
Customers	30%
Shareholders/risk	10%
Shareholders/strategy	10%
People	10%

A description of the objectives and the results are set out below:

Shareholders/financials

Our primary financial measure is economic profit because the Board believes it is the best measure of risk adjusted returns and of the value created for shareholders. In 2010, economic profit increased by 58%, or by $1,263 million.

Customers

We assess the strength of our relationships with our customers using a number of measures.

Net Promoter Score — For our retail, business banking and wealth customers we measure customer advocacy. This is how willing our customers are to recommend us to others. In 2010 St.George retail(1) and business(2) customers ranked us as their first choice of the major banks to recommend to others.

Relationship Strength Index(3) — This measure combines a range of service quality factors including customer advocacy and in 2010 for our large corporate customers we were ranked equal first among our peer group.

Customers with four or more products(4) — We want to earn all our customers’ business and we measure our progress against this objective by assessing how many customers have four or more products with us. In 2010 we increased the number of both Westpac and St.George retail and business banking customers with four or more products with us by more than 85%.

Technology — Much of our customers’ experience depends on the stability of our technology platforms. We measure our success by looking at the number of critical incidents — those that directly impact our customers’ ability to do business with us. We have reduced the number of these events by over 50% in 2010.

Shareholders/risk

Our scoreboard measure for risk involves the Board’s assessment of our performance against the Board Risk Appetite Statement. Highlights of our performance for 2010 include:

•         maintenance of our credit rating;

•         a strengthened Tier 1 capital position;

•         an increase in our stable funding ratio, with the key focus on customer deposits and long term wholesale funds; and

•         active management and reduction in the level of impairment charges.

Shareholders/strategy

For 2010 our scoreboard measure for strategy focused on the primary initiatives we have in place to achieve our transformation objectives. These included:

Technology — We have made significant progress towards our long term IT strategy, including commencing the implementation of our Strategic Technology Investment.

Funding — We enhanced our funding profile over the year including lengthening the duration of our funding and increasing our holdings of liquid assets.

Active customer centric culture — Our culture program aims to strengthen the Group’s focus on customers. Our employees voted ‘delighting customers’ and ‘customer satisfaction’ as our top two corporate values in 2010(5). We are pleased with the strong and healthy alignment between our employees and our strategy.

Multi-branding — We have deepened our capability and understanding of what it takes to leverage our very strong brands. We continue to realise significant benefits from the merger with St.George and we are concentrating on maintaining and further building the distinctiveness of our brands.

(1)          Roy Morgan Research, October 2010.

(2)          Taylor Nelson Sofres Research, Business Monitor, October 2010.

(3)          Peter Lee Associates Large Corporate & Institutional Relationship Banking Survey, Australia, 2010.

(4)          An internal measure of the number of products customers hold with the Group.

(5)          Results of the Staff Perspectives Survey reported by Barrett Values Centre, September 2010.

PEOPLE

People

The People category focuses on increasing employee engagement and employee advocacy for the Group’s products and services.

Whilst 2010 has been a challenging year our people have shown great resilience. The aftermath of the global financial crisis, our need to contain spending and its impact on remuneration levels, and the substantial change programs that have been implemented have all impacted our employees.

We had a 90% response rate to our employee engagement survey(1) this year. Despite the challenges we maintained our employee engagement scores compared to 2009 and are ranked in the top quartile of companies globally. Our employee advocacy scores improved markedly this year, with many more of our employees willing to recommend us to their family and friends.

Application of discretion

The Board and Remuneration Committee recognises that the scoreboard approach, whilst embracing a number of complementary performance objectives, will never entirely reflect performance as a whole. The Remuneration Committee may therefore make discretionary adjustments to the scoreboard outcome of up to 100% for the CEO, and up to 50% for Senior Executives. The Remuneration Committee uses the following criteria to apply discretionary adjustments:

•         matters not known or not relevant at the beginning of the financial year which are relevant to the under or over performance of the Executive during the financial year;

•         personal measures established by the CEO for each Executive;

•         the degree of stretch implicit in the scoreboard measures and targets themselves and the context in which the targets were set;

•         whether the operating environment during the financial year has been materially better or worse than forecast in the budget assumptions;

•         comparison with the performance of the Group’s principal competitors, particularly major shareholder and customer benchmarks;

•         any major positive or negative risk management or reputational issue which impacts the Group;

•         the quality of the financial result as shown by its composition and consistency;

•         whether there have been major positive or negative aspects to the quality of leadership and key behaviours and our values; and

•         any other relevant over or under performance or other matter not captured.

At the end of the year the Remuneration Committee reviews performance against objectives and applies any adjustments it considers appropriate. The Remuneration Committee then recommends STI outcomes for the CEO and each Senior Executive to the Board for approval.

The maximum STI outcome is 200% of target.

For 2011, the Board has approved an increase in the level of discretion that can be applied to outcomes, from 50% to 100%. Furthermore, the Board has absolute discretion to adjust STI outcomes downwards (to zero if appropriate) if such adjustments are necessary to protect the financial soundness of the Group, or to respond to significant unexpected or unintended consequences.

STI targets

CEO

The CEO’s STI target was $3.5 million for 2010, unchanged from 2009.

Senior Executives

STI targets for Senior Executives are set by the Remuneration Committee at the beginning of each year based on market competitiveness and the nature of the role. Targets in 2010 were unchanged from 2009. STI awards for Senior Executives are managed within the Group-wide variable reward pool.

STI structure - a mix of cash and deferred shares

For 2010, the deferred portion of the STI was set as follows:

STI deferral details — 2010

Executive	Deferred Portion	Timing
CEO	40%	50% for 1 year, 50% for 2 years

Senior Executives	25%	2 years

Chief Risk Officer	40%	50% for 2 years, 50% for 3 years

Group Treasurer	34%	2 years

Deferred STI awards granted to the CEO are made in Westpac ordinary shares under the CEO Restricted Share Plan. For Senior Executives based in Australia, the deferred portion is received as Westpac ordinary shares under the Group’s general Restricted Share Plan. Shares granted under the CEO Restricted Share Plan and Restricted Share Plan rank equally with Westpac ordinary shares for dividends and voting rights from the date they are granted. These shares are restricted for up to two years, except for the Chief Risk Officer as shown in the table above.

For 2011 changes have been made to both the size and length of this deferral as part of the review of the executive remuneration framework. The new details are shown in the following table.

(1)          Results of the Staff Perspectives Survey conducted by Towers Watson, September 2010.

STI deferral details — 2011

Executive	Deferred Portion	Timing
CEO	40%	3 equal tranches for 1, 2 and 3 years

Senior Executives	40%	3 equal tranches for 1, 2 and 3 years

Group Executive, Technology	25%	1 year (as per fixed term contract)

For Senior Executives outside Australia, the deferred component of the STI may instead be received as rights to ordinary shares (which entitle the holder to Westpac ordinary shares at the time of vesting) under the Westpac Performance Plan.

By deferring a portion of the STI, incentive payments are better aligned with the interests of shareholders. Changes in the business during the vesting period are reflected in the share price at the end of the restriction period. Deferred STI also supports the retention of key talent, as generally it is forfeited if the holder resigns during the restriction period. Shares are also forfeited if the holder is dismissed for cause.

3.3       Long term incentive (LTI)

Performance objectives and performance achieved

The CEO and Senior Executives are also eligible for an LTI award. LTI awards may vest over a three to five-year period, subject to a performance hurdle based on the Group’s Total Shareholder Return (TSR) relative to its peers. TSR is a measure of gross return based on share price movement, dividends paid and returns of capital to shareholders.

The CEO and Senior Executives receive value from their LTI awards only if the Group’s TSR is at or higher than the 50th percentile of a group of our peers as defined in Section 6.7.

The table below details the vesting scale for LTI awards:

Westpac’s relative TSR ranking	Percentage of LTI to vest
Below the 50th percentile	0%
At the 50th percentile	50%
At the 60th percentile	70%
At the 70th percentile	90%
At or above the 75th percentile	100%

TSR is measured over a period of three to five years from the beginning of the performance period. Each time TSR is measured, the share price is averaged over three months to smooth the impact of short term fluctuations.

During the year, several LTI awards granted in previous years under the Westpac Performance Plan were tested against the relevant performance hurdles. Nineteen awards of securities under the Westpac Performance Plan reached a performance test date. Performance for all these awards was above the 50th percentile, with the Group’s relative TSR ranking results ranging from the 74th percentile to the 100th percentile. Where securities reached their first or second test dates and performance was above the 50th percentile, most employees chose not to extend the performance period. No awards under the CEO Performance Plan and Westpac Reward Plan reached a scheduled test date during the reporting period.

LTI structure

The CEO receives an annual LTI award of performance share rights (rights to purchase ordinary shares at zero exercise price at a pre-determined point in the future, subject to certain performance criteria being met) under the CEO Performance Rights Plan. Senior Executives receive annual LTI awards of performance share rights under the Westpac Reward Plan.

In previous years, the CEO and Senior Executives were eligible for awards of performance options under the Westpac Reward Plan. From July 2009, performance options were replaced with performance share rights in response to changes to the taxation treatment of options.

From time to time Senior Executives may receive one-off LTI awards under the Restricted Share Plan or the Westpac Performance Plan.

The following table sets out the key features of LTI awards to the CEO under the CEO Performance Rights Plan (2010 grant) and to Senior Executives under the Westpac Reward Plan.

DIRECTORS’ REPORT

	CEO Performance Rights Plan (2010 grant)	Westpac Reward Plan

Instrument	Performance share rights

Determining the number of securities

The number of performance share rights each individual receives is determined by dividing the dollar value of the LTI award by the value of the performance share rights at the beginning of the TSR assessment period (performance period).

The value of performance share rights is determined using a Binomial/Monte Carlo simulation pricing model which uses assumptions based on expected life, volatility, risk free interest rate and dividend yield. The Binomial/Monte Carlo simulation pricing model discounts the market price of Westpac shares at grant to take into consideration these assumptions. This is calculated by an independent valuer.

Performance hurdle is relative TSR

The CEO and Senior Executives receive value from their LTI awards only if Westpac’s TSR ranks at or higher than the 50th percentile of a defined group of comparator companies (the ‘ranking group’) over the performance period. This provides a link with the creation of value for shareholders over the long term (up to five years).

Lists of companies in the current ranking groups for the CEO Performance Rights Plan and the Westpac Reward Plan are provided in Section 6.7.

Vesting framework focuses on longer-term performance

Initial TSR performance is tested at the third anniversary of the start of the performance period with subsequent testing possible at the fourth and fifth anniversaries. Full vesting occurs when Westpac’s TSR is at or exceeds the 75th percentile relative to the comparator group, scaling down to 50% vesting for performance at the median (50th percentile). Below median performance, securities do not vest. Unvested securities are re-tested at subsequent performance test dates (where these exist) and further vesting occurs only if TSR ranking is above the 50th percentile and has improved from previous test dates.

The vesting framework has been designed to strengthen the link with shareholder returns over the longer term. Vesting results are locked in at each test date and any securities that are not vested are subject to further performance hurdles until the final test date.

External consultants calculate TSR	TSR results are calculated by an independent external consultant and are provided to the Board or its delegate to review and determine vesting outcomes.

Early vesting is possible in limited cases

For awards made since 1 October 2009, unvested securities may vest prior to a test date if the employee is no longer employed by the Group due to death or disability. In general, any such vesting is not subject to performance hurdles being met. For the CEO, all unvested securities will vest if the CEO leaves the Group due to sickness or in certain circumstances within 12 months of a change of control.

Lapsing of securities

Any securities remaining unvested at the final test date lapse immediately. Where the CEO or Senior Executive leaves the Group due to resignation or dismissal for cause before vesting occurs, securities will lapse unless the Board determines otherwise.

Unexercised performance share rights (whether vested or unvested) will lapse, unless the Board determines otherwise, where the holder acts fraudulently or dishonestly or is in material breach of his or her obligations under the CEO Performance Plan and the Westpac Reward Plan or to the Group.

LTI award opportunities

CEO

The CEO received an LTI award of $2.5 million for 2010. The award was received in the form of performance share rights under arrangements approved by shareholders at the 2009 Annual General Meeting.

The CEO will receive a further equity-based LTI award of $2.7 million in December 2010 for 2011, subject to shareholder approval at the 2010 Annual General Meeting.

Senior Executives

Senior Executives (except Bob McKinnon) receive annual LTI awards of performance share rights under the Westpac Reward Plan. At the beginning of each year, the Board, advised by the Remuneration Committee, sets the dollar value of the LTI award target for each Senior Executive. These did not increase in 2010.

The actual LTI award granted to each Senior Executive is determined at the Board’s discretion. The level of the award takes into account market benchmarks, individual performance over time, succession potential and key skills.

Bob McKinnon

Due to the nature of his four year fixed term contract, Bob McKinnon has different LTI arrangements. He received an award of cash-settled performance share rights which vest over the period of his contract provided he meets the performance hurdles set by the Board. The performance hurdles are directly related to his individual long term performance objectives.

3.4       Other long term awards

The Restricted Share Plan and Westpac Performance Plan are also used from time to time for one-off awards to attract Senior Executives to the Group or for retention in specific circumstances. Where awards are made on joining, these typically compensate for real value forfeited on leaving the previous employer which might otherwise deter that Executive from joining the Group.

LTI awards to key employees below senior management level may also be made under the Restricted Share Plan and Westpac Performance Plan. Under these arrangements, employees receive awards of Westpac ordinary shares or share rights which are restricted for a period as determined by the Board. This allows the flexibility to tailor the restriction period to the circumstances of the award.

3.5       Target remuneration mix of remuneration elements

A target remuneration mix is determined for each management level, with the proportion of performance-based rewards increasing with the level of responsibility and the critical nature of the role.

The following diagram illustrates the proportions for target reward in 2010 for the CEO and the average for Group Executives.

LTI award of performance options
•	3 to 5 year performance period
•	value only received if Westpac outperforms the median of its peers
Deferred STI of restricted shares
•	restricted for up to 3 years subject to service conditions
STI paid as cash
•	in December 2010

Fixed remuneration
•	including cash, salary sacrifice items and employer superannuation

DIRECTORS’ REPORT

4.             Remuneration outcomes for the CEO and Senior Executives

The table below provides the value the CEO and Senior Executives received from the various components of their remuneration during 2010. Details in this table supplement the statutory requirements in Section 6. The valuation of equity based awards is calculated as in note 3 below. It is not prepared in accordance with A-IFRS.

		Short term payments				Value of equity-based
		Fixed remuneration and superannuation	Other payments and benefits	STI received as cash	Total short term payments	awards that vested during the year
	Period	$’000	$’000(1)	$’000(2)	$’000	$’000(3)

CEO
Gail Kelly	Full year	2,701	—	2,835	5,536	3,083
Senior Executives	2010
John Arthur	Full year	771	—	975	1,746	—
Greg Bartlett	Full year	954	10	1,594	2,558	465
Peter Clare	Full year	960	—	1,238	2,198	—
Philip Coffey	Full year	1,100	1	1,800	2,901	355
Rob Coombe	Full year	960	1	1,500	2,461	514
Brad Cooper	Full year	985	154	1,500	2,639	1,332
George Frazis	Full year	982	293	1,294	2,569	1,517
Peter Hanlon	Full year	1,084	100	1,238	2,422	206
Bob McKinnon	Full year	800	—	1,125	1,925	—
Greg Targett	Full year	1,081	1	702	1,784	239
Rob Whitfield	Full year	1,800	251	1,560	3,611	980
Curt Zuber	Full year	571	1	3,569	4,141	746

Former executive
Illana Atlas	Part year	257	152	400	809	335

(1)	Includes annual health checks, relocation, living away from home expenses, allowances and termination payments.
(2)

The CEO and Senior Executives receive part of their annual STI as cash and part was required to be deferred for up to two years (Greg Targett, as Chief Risk Officer, for up to three years). The figure in this column represents the value of the 2010 STI received as cash.

(3)	The value in this column is calculated as the number of securities that vested, multiplied by the Group’s share price at the time they vested, less any exercise price payable.

5.             Remuneration of Non-executive Directors

Remuneration policy and fee pool

The Board’s focus is on strategic direction, long term corporate performance and the creation of shareholder value. As a consequence, fees for Non-executive Directors are not directly related to the Group’s short term results and Non-executive Directors do not receive performance-based remuneration. The Board undertakes ongoing self-assessment and an external review of its performance and that of the Chairman, each Director and Board Committees. This is detailed in the Corporate Governance Statement in this Annual Report.

Fee framework

The Board periodically reviews the fee framework for Non-executive Directors. At each review the Board considers the performance of the Group and the advice of independent remuneration consultants to help ensure alignment with the market. The current fee framework was set in 2007 as part of a full fee framework review; and reviewed again in 2010.

Under the current framework, all Non-executive Directors receive a single base fee. Non-executive Directors, other than the Chairman, receive additional fees for membership or chairmanship of standing Board Committees (except the Nominations Committee), temporary committees (where appropriate) and subsidiary boards and advisory boards.

The following table details the Board and standing Committee fees payable for 2010:

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

For the 2011 financial year, the Board has determined that the level of base fees will increase by 5%. This change is effective from 1 October 2010. There is no change to any Committee fees.

A temporary OHS Committee was established effective 1 May 2010 to assist with oversight of OHS responsibilities for the Group. The function of, and continued need for, an OHS Committee will be reviewed in 2011.

In addition to their Directors’ fees, Ted Evans and Carolyn Hewson have retiring allowances that accrued until they were frozen in 2005 and are now indexed in line with average weekly earnings. The indexed amount is payable on retirement. These allowances are detailed in Section 6.6.

Throughout the reporting period, additional fees for eight Non-executive Directors were payable for membership of boards of subsidiaries, the OHS Committee or advisory boards. These fees vary according to the position held, the size, level and nature of activity in the division and the time commitment required.

Superannuation

The Group pays superannuation contributions to Non-executive Directors of up to 9% of their fees. These contributions are capped at the maximum compulsory superannuation contributions base prescribed under Superannuation Guarantee legislation. Employer contributions are made to one of our staff superannuation funds or to an eligible superannuation fund of the Director’s choice.

Equity participation

Non-executive Directors have voluntarily resolved to build and maintain their individual holdings of Westpac ordinary shares to align their interests with the long term interests of shareholders.

This table shows the fees received by each Non-executive Director and supplements the statutory disclosure in Section 6.6.

		Main Board and committee fees received(1)	Subsidiary Board fees received	Superannuation	Total
Name	Period served	$’000	$’000	$’000	$’000

Ted Evans (Chairman)	Full year	700	—	15	715

John Curtis (Deputy Chairman)	Full year	336	30	17	383

Elizabeth Bryan	Full year	298	48	15	361

Gordon Cairns	Full year	303	—	15	318

Peter Hawkins	Full year	270	23	17	310

Carolyn Hewson	Full year	295	110	25	430

Lindsay Maxsted	Full year	275	23	17	315

Graham Reaney	Full year	279	6	15	300

Peter Wilson	Full year	290	95	15	400

(1)          Includes fees for the temporary OHS Committee and the BankSA Advisory Board.

DIRECTORS’ REPORT

6.             Remuneration details - key management personnel and other executives

6.1       CEO and Senior Executive remuneration details for the 2010 year

This section sets out details of remuneration for the CEO and Senior Executives for the 2010 financial year, calculated in accordance with statutory accounting requirements.

		Short term benefits				Post employment	Share-based payment
		Fixed remuneration(1)	STI (cash)(2)	Non- monetary benefits(3)	Other short term benefits	Superannuation benefits	Restricted shares(4)	Options(5)	Share rights(5)	Total(6)
Name	Period	$	$	$	$	$	$	$	$	$

Gail Kelly
2010	Full year(7)	2,685,837	2,835,000	—	—	14,913	1,732,042	839,924	1,479,280	9,586,996
2009	Full year(7)	2,686,255	2,625,000	985	—	14,021	3,737,721	777,035	783,895	10,624,912

John Arthur
2010	Full year	707,513	975,000	—	—	63,578	92,935	—	97,757	1,936,783
2009	Part year	590,840	555,000	275	—	53,103	—	—	—	1,199,218

Greg Bartlett
2010	Full year(3),(8)	747,622	1,593,750	9,904	—	206,000	283,754	—	210,640	3,051,670
2009	Part year(3),(8)	624,444	712,500	15,843	—	90,138	534,103	—	67,302	2,044,330

Peter Clare
2010	Full year	880,734	1,237,500	—	—	79,266	237,316	63,258	131,357	2,629,431
2009	Full year	901,871	862,500	1,012	—	48,244	84,871	63,258	—	1,961,756

Philip Coffey
2010	Full year	1,009,174	1,800,000	1,012	—	90,826	660,898	247,162	183,292	3,992,364
2009	Full year	998,714	1,687,500	836	—	72,290	518,336	391,111	45,407	3,714,194

Rob Coombe
2010	Full year	880,734	1,500,000	1,012	—	79,265	403,230	253,101	171,076	3,288,418
2009	Full year	889,332	975,000	1,012	—	47,440	469,313	373,561	40,444	2,796,102

Brad Cooper
2010	Full year	903,670	1,500,000	153,860	—	81,330	879,125	197,113	261,788	3,976,886
2009	Full year(9)	892,070	1,012,500	635,210	800,000	80,286	511,948	197,113	173,776	4,302,903

George Frazis
2010	Full year	967,330	1,293,750	292,613	—	14,586	—	399,634	1,418,395	4,386,308
2009	Part year	588,635	630,000	121,679	—	8,384	—	234,306	1,043,149	2,626,153

Peter Hanlon
2010	Full year(8)	880,734	1,237,500	99,856	—	203,508	362,815	153,735	131,357	3,069,505
2009	Full year(8)	858,818	975,000	1,012	—	215,938	282,586	211,905	16,772	2,562,031

Bob McKinnon
2010	Full year	733,945	1,125,000	—	—	66,055	150,706	—	447,931	2,523,637
2009	Full year	738,641	900,000	1,012	—	61,358	—	—	388,595	2,089,606

Greg Targett
2010	Full year	991,917	701,700	1,012	—	89,174	161,950	—	174,912	2,120,665
2009	Part year	614,474	288,000	1,012	—	51,703	239,581	—	23,553	1,218,323

Rob Whitfield
2010	Full year(10)	1,651,376	1,560,000	251,389	—	148,624	710,694	183,477	183,292	4,688,852
2009	Full year(9)	1,500,228	732,000	248,784	2,000,000	135,021	862,650	294,649	37,218	5,810,550

Curt Zuber
2010	Full year(8)	482,742	3,569,203	1,012	—	88,443	1,020,156	168,807	85,841	5,416,204
2009	Full year(8)	476,907	3,395,000	1,012	—	99,919	1,024,751	228,098	19,850	5,245,537

	Short term benefits				Post employment	Share-based payment
	Fixed remuneration(1)	STI (cash)(2)	Non- monetary benefits(3)	Other short term benefits	Superannuation benefits	Restricted shares(4)	Options(5)	Share rights(5)	Total(6)
Name Period	$	$	$	$	$	$	$	$	$
Former executive
Ilana Atlas
2010 Part year(9)	235,474	400,000	—	151,648	21,193	195,075	231,602	—	1,234,992
2009 Full year	694,285	860,000	1,012	—	62,486	309,061	258,834	30,269	2,215,947

(1)          Fixed remuneration is the total cost of salary and salary sacrificed benefits (including motor vehicles, parking, etc. and any associated fringe benefits tax).

(2)          2010 STI figures reflect annual cash performance awards accrued but not yet paid in respect of the year ended 30 September 2010.

(3)          Non-monetary benefits are determined on the basis of the cost to the Group (including associated fringe benefits tax, where applicable) and include annual health checks, relocation, living away from home expenses and allowances. The figure for Greg Bartlett includes a benefit relating to an interest free loan.

(4)          The value of restricted shares is amortised over the applicable vesting period, and the amount shown is the amortisation relating to the 2010 reporting year (and 2009 year as comparison).

(5)          Equity-settled remuneration is based on the amortisation over the vesting period (normally two or three years) of the ‘fair value’ at grant date of hurdled and unhurdled options and share rights that were granted during the four years ended 30 September 2010. Assumptions used in valuing securities granted in 2010 are summarised in the notes to the table in Section 6.2. Details of prior years’ grants have been disclosed in previous Annual Reports. For Ilana Atlas the remaining adjusted unamortised portion is shown. The amount shown for Bob McKinnon’s cash-settled performance share rights is based on the amortisation over the vesting period of the ‘fair value’ at 30 September 2010. Assumptions used in the valuation of cash-settled performance share rights include risk free interest rates of 4.67% to 4.72%, a dividend yield on Westpac ordinary shares of 5% and volatility in the Westpac share price of 30%.

(6)          The percentage of the CEO and each Senior Executive’s 2010 remuneration delivered in the form of share rights and options was:
Gail Kelly 24%, John Arthur 5%, Greg Bartlett 7%, Peter Clare 7%, Philip Coffey 11%, Rob Coombe 13%, Brad Cooper 12%, George Frazis 41%, Peter Hanlon 9%, Bob McKinnon 18%, Greg Targett 8%, Rob Whitfield 8%, Curt Zuber 5%, and (former executive) Ilana Atlas 19%.

(7)          $2,846,043 of the amortised value of Gail Kelly’s 2009 restricted shares related to her sign-on arrangements. In 2010 $192,956 relates to the value of her sign-on arrangements.

(8)          Greg Bartlett, Peter Hanlon and Curt Zuber are all members of legacy defined benefit superannuation funds. Superannuation benefits have been calculated consistent with AASB 119. Under the terms of Greg Bartlett’s defined benefit superannuation arrangements, 17.25% of his fixed remuneration is required to be contributed to his Plan account, which includes employer contributions.

(9)          The amount under ‘Other short term benefits’ for Ilana Atlas relates to payments made on termination of employment, including accrued annual leave. The amounts under ‘Other short term benefits’ in 2009 for Rob Whitfield related to the merger with St.George, and for Brad Cooper related to his sign-on arrangements.

(10)    The increase in Rob Whitfield’s fixed remuneration relates to a change of role and responsibility effective from 1 December 2008.

6.2       Summary of LTI grants made during the year

The table below provides a summary of the LTI awards granted at no consideration to the CEO and Senior Executives during 2010. The LTI grants will vest only on satisfaction of performance and/or service conditions tested in future financial years.

Equity instrument	Granted to	Grant Date	Commencement date(1)	First possible vesting date	Exercise price	Expiry	Fair value(2) per instrument

CEO Performance Plan performance share rights	Gail Kelly	21 December 2009	21 December 2009	21 December 2012	—	21 December 2019	$14.51

Westpac Reward Plan performance share rights	All Senior Executives except: - Bob McKinnon;	28 January 2010	1 October 2009	1 October 2012	—	1 October 2019	$15.31

Westpac Performance Plan unhurdled share rights	George Frazis	28 January 2010	1 October 2009	1 October 2011	—	1 October 2019	$22.10

(1)          The commencement date is the start of the performance period in the case of performance share rights, or the start of the restriction period in the case of unhurdled share rights. Awards to the CEO were approved by shareholders at the Annual General Meeting on 16 December 2009. Subject to the approval of shareholders at the Annual General meeting on 15 December 2010 of the CEO’s equity incentive arrangements for the 2011 financial year, the start of the vesting period for the CEO’s LTI grants for the 2011 financial year will be aligned with performance years so the commencement date for those awards will be 1 October 2010. This will result in the same performance period for the CEO’s LTI awards as applies for other Senior Executives.

(2)          The fair value of share rights included in the tables above has been independently calculated at grant date using Binomial/Monte Carlo simulation pricing models. The assumptions included in the valuation of the 21 December 2009 awards to Gail Kelly include a risk free interest rate of 4.99%, a dividend yield on Westpac ordinary shares of 5% and a volatility in the Westpac ordinary share price of 30%. The assumptions included in the valuation of awards under the Westpac Reward Plan include a risk free interest rate of 4.99%, a dividend yield on Westpac ordinary shares of 5% and volatility in the Westpac share price of 30%. The assumptions included in the valuation of awards under the Westpac Performance Plan include a risk free interest rate of 4.43%, a dividend yield on Westpac ordinary shares of 5% and volatility in the Westpac share price of 30%. Other assumptions include volatilities of, and correlation factors between, share price movements of the ranking group members and Westpac, which are used to assess the impact of performance hurdles. Performance share rights have been valued assuming an expected life after the vesting date of up to 1 year.

DIRECTORS’ REPORT

6.3       Movement in equity-settled instruments during the year (number)

This table shows details of movements in the number of equity instruments granted, vested and exercised for the CEO and Senior Executives under the relevant plans.

Name	Type of equity instrument	Number granted(1)	Number vested(2)	Number exercised(2)

Gail Kelly	CEO Performance share rights	166,002	—	—
	Shares under the CEO Restricted Share Plan	74,626	129,405	n/a

John Arthur	Performance share rights	19,173	—	—
	Shares under Restricted Share Plan	7,889	—	n/a

Greg Bartlett(3)	Performance share rights	25,464	—	—
	Shares under Restricted Share Plan	10,127	18,470	n/a

Peter Clare	Performance share rights	25,763	—	—
	Shares under Restricted Share Plan	12,260	—	n/a

Philip Coffey	Performance options	—	149,567	353,213
	Performance share rights	35,949	—	—
	Shares under Restricted Share Plan	23,987	15,140	n/a

Rob Coombe	Performance options	—	133,220	319,803
	Performance share rights	33,553	—	—
	Shares under Restricted Share Plan	13,859	21,926	n/a

Brad Cooper	Performance share rights	31,455	—	—
	Unhurdled share rights	—	22,045	—
	Shares under Restricted Share Plan	34,742	30,325	n/a

George Frazis(4)	Performance share rights	29,958	—	—
	Unhurdled share rights	9,995	58,177	58,177

Peter Hanlon	Performance options	—	55,249	299,265
	Performance share rights	25,763	—	11,214
	Shares under Restricted Share Plan	13,859	8,791	n/a

Bob McKinnon	Shares under Restricted Share Plan	12,793	—	n/a

Greg Targett(3)	Performance share rights	28,759	—	—
	Shares under Restricted Share Plan	6,204	9,556	n/a

Rob Whitfield	Performance options	—	122,596	—
	Performance share rights	35,949	—	—
	Shares under Restricted Share Plan	19,786	41,254	n/a

Curt Zuber	Performance options	—	65,384	119,338
	Performance share rights	16,836	—	—
	Shares under Restricted Share Plan	25,146	31,856	n/a

Former executive
Ilana Atlas(5)	Performance options	—	235,068	30,000
	Performance share rights	—	—	107,480
	Shares under Restricted Share Plan	—	29,991	n/a

(1)          No performance options were granted in 2010.

(2)          For performance options granted in December 2006 that vested during 2010, 50% of the award was assessed against a TSR ranking group of the top 10 largest Australian banking and financial sector companies by market capitalisation at the time of grant (excluding Westpac). The other 50% was assessed against a ranking group of the 50 largest companies on the ASX by market capitalisation at the time of grant (excluding Westpac, specified resource companies and the financial sector ranking group).

(3)          Vested options and share rights that were granted prior to October 2009 can be exercised up to a maximum of 10 years from their commencement date. For each option and share right exercised during the year, the relevant executive received one fully paid Westpac ordinary share. The exercise price for share rights is nil. Five tranches of options were exercised during the year with exercise prices of $13.59, $16.34, $18.98, $20.53 and $20.53 respectively.

(4)          George Frazis received a deferred STI award of unhurdled share rights, which vests after two years of service. Details of the award are included in Section 6.2.

(5)          Performance options granted to Ilana Atlas from December 2006 that vested during 2010 were assessed against a TSR ranking group of the top 10 largest Australian banking and financial sector companies by market capitalisation at the time of grant (excluding Westpac).

6.4       Movement in equity instruments during the year (value)

This table shows details of movements in the value of equity instruments granted, vested and exercised for the CEO and Senior Executives under the relevant plans.

		Value granted(1)	Value exercised(2)	Value forfeited or lapsed(3)
Name	Type of equity instrument	$	$	$
Current executives
Gail Kelly	CEO Performance share rights	2,408,689	—	—
	Shares under the CEO Restricted Share Plan	1,020,715	n/a	—

John Arthur	Performance share rights	293,539	—	—
	Shares under Restricted Share Plan	92,935	n/a	—

Greg Bartlett	Performance share rights	389,854	—	—
	Shares under Restricted Share Plan	119,300	n/a	—

Peter Clare	Performance share rights	394,432	—	—
	Shares under Restricted Share Plan	144,427	n/a	—

Philip Coffey	Performance options	—	2,457,943	—
	Performance share rights	550,379	—	—
	Shares under Restricted Share Plan	282,576	n/a	—

Rob Coombe	Performance options	—	1,541,092	—
	Performance share rights	513,696	—	—
	Shares under Restricted Share Plan	163,264	n/a	—

Brad Cooper	Performance share rights	481,576	—	—
	Shares under Restricted Share Plan	496,418	n/a	—

George Frazis	Performance share rights	458,657	—	—
	Unhurdled share rights	220,890	1,458,736	—

Peter Hanlon	Performance options	—	2,172,664	—
	Performance share rights	394,432	292,058	—
	Shares under Restricted Share Plan	163,264	n/a	—

Bob McKinnon	Shares under Restricted Share Plan	150,706	n/a	—

Greg Targett	Performance share rights	440,300	—	—
	Shares under Restricted Share Plan	73,085	n/a	—

Rob Whitfield	Performance share rights	550,379	—	—
	Shares under Restricted Share Plan	233,086	n/a	—

Curt Zuber	Performance options	—	442,961	—
	Performance share rights	257,759	—	—
	Shares under Restricted Share Plan	296,229	n/a	—

Former executive
Ilana Atlas	Performance options	—	302,525	—
	Performance share rights	—	2,670,410	—
	Shares under Restricted Share Plan	—	n/a	—

(1)          For options and share rights, the value granted represents the number of securities granted multiplied by the fair value per instrument as set out in the table in Section 6.2. For restricted shares, the value granted represents the number of ordinary shares granted multiplied by the five day weighted average price of a Westpac ordinary share on the date the shares were granted. These values, which represent the full value of the equity-based awards made to disclosed executives in 2010, do not reconcile with the amount shown in the table in Section 6.1, which shows amortised totals of equity awards over their vesting period. The minimum total value of the grants is nil and an estimate of the maximum possible total value is the fair value, as shown above.

(2)          The value of each option or share right exercised or lapsed is calculated based on the weighted average price of Westpac ordinary shares on the ASX on the date of exercise, less the relevant exercise price (if any). Where the exercise price is greater than the five day weighted average price of Westpac ordinary shares, the value has been calculated as $Nil.

(3)          No options, share rights or restricted shares lapsed or were forfeited in 2010.

DIRECTORS’ REPORT

6.5       Employment agreements

The remuneration and other terms of employment for the CEO and Senior Executives are formalised in their employment agreements. Each of these employment agreements provide for the payment of fixed and performance-based remuneration, superannuation and other benefits such as death and disablement insurance cover.

The material terms of these employment agreements are summarised below.

Term	Who	Conditions
Duration of contract	• CEO and Senior Executives	• On-going until notice given by either party
	• Bob McKinnon	• 4 year fixed term contract

Notice to be provided by the executive or the Group to terminate the employment agreement	• CEO, John Arthur, Philip Coffey, Rob Coombe, Brad Cooper, George Frazis, Peter Hanlon, Greg Targett and Rob Whitfield	• 12 months
	• Greg Bartlett and Peter Clare	• 6 months if Senior Executive gives notice, 12 months if the Group gives notice
	• Bob McKinnon and Curt Zuber	• 6 months

Termination payments to be made on termination without cause	• CEO and all Senior Executives	• Deferred STI and LTI awards vest according to the applicable equity plan rules

Termination for cause	• CEO, John Arthur, Greg Bartlett, Greg Targett, Rob Whitfield	• Immediately for misconduct • 3 months notice for poor performance
	• All other Senior Executives	• Immediately for misconduct, standard contractual notice period for poor performance

Post-employment restraints	• CEO, John Arthur, Greg Bartlett, Peter Clare, Philip Coffey, Brad Cooper, George Frazis, Peter Hanlon, Greg Targett and Rob Whitfield	• 12 month non-solicitation restraint
	• Rob Coombe, Bob McKinnon and Curt Zuber	• 6 month non-solicitation restraint

Certain individuals have provisions in their contracts for different terms due to grandfathered contractual benefits or individual circumstances:

•         Gail Kelly — The restricted period on all unvested restricted shares (deferred STI) will continue to the full term when Gail Kelly ceases employment with Westpac, except for death, sickness or disability or in certain circumstances within 12 months of change of control of Westpac. In these circumstances all unvested restricted shares will vest. On immediate termination for misconduct, all restricted shares will be forfeited. When Gail Kelly ceases employment with Westpac, all unvested performance share rights (LTI) will lapse at the Board’s discretion, except for under circumstances of death, sickness or disability and in certain circumstances within 12 months of change of control of Westpac. In these circumstances all unvested performance share rights will vest. On termination immediate termination for misconduct, all unvested performance share rights will lapse;

•         Rob Coombe — Payment in lieu of notice is based on 1.5 times fixed remuneration package, in the event of termination of employment without cause up to six months after change of control of the Group;

•         Brad Cooper — Provisions relating to relocation from Auckland to Sydney, including accommodation and housing payments, relocation payments, motor vehicle, car parking, additional travel between Australia and New Zealand and taxation services. With the exception of taxation services, the relocation is now complete;

•         George Frazis — Provisions relating to relocation from Sydney to Auckland including relocation payments, accommodation payments and travel between Australia and New Zealand;

•         Peter Hanlon — Provisions relating to accommodation in Sydney and travel between Adelaide and Sydney;

•         Bob McKinnon — Cash settled LTI based on role-specific four year objectives; and

•         John Arthur and Greg Bartlett — STI pro-rated for the performance year worked is payable for termination without cause.

6.6       Details of Non-executive Director remuneration

Details of the nature and amount of each element of the remuneration of our Non-executive Directors for the year ended 30 September 2010 are as follows:

			Short term employment benefits	Post employment
	The Board the		Fees	Superannuation guarantee	Retiring allowance accrued during the year(1)	Total	Total retiring allowance accrued
Name	Non-executive served on	Notes	$	$	$	$	$
2010
	Ted Evans (Chairman)
	Westpac Banking Corporation	2	700,000	14,660	21,749	736,409	466,624

	John Curtis (Deputy Chairman)
	Westpac Banking Corporation	3,4	336,000	14,660	—	350,660	—
	St.George Bank Limited	5	30,374	2,736	—	33,110	—
	Total		366,374	17,396	—	383,770	—

	Elizabeth Bryan
	Westpac Banking Corporation	3,4	298,000	14,660	—	312,660	—
	Westpac New Zealand Limited		47,966	—	—	47,966	—
	Total		345,966	14,660	—	360,626	—

	Gordon Cairns
	Westpac Banking Corporation	3,4	303,000	14,660	—	317,660	—

	Peter Hawkins
	Westpac Banking Corporation	3	270,000	14,660	—	284,660	—
	St.George Bank Limited	5	23,350	2,101	—	25,451	—
	Total		293,350	16,761	—	310,111	—

	Carolyn Hewson
	Westpac Banking Corporation	2,3	295,000	14,660	15,287	324,947	324,567
	BT Investment Management Limited		109,867	9,888	—	119,755	—
	Total	3,4	404,867	24,548	15,287	444,702	324,567

	Lindsay Maxsted
	Westpac Banking Corporation	3	275,000	14,660	—	289,660	—
	St.George Bank Limited	5	23,342	2,101	—	25,443	—
	Total		298,342	16,761	—	315,103	—

	Graham Reaney
	Westpac Banking Corporation	3,6	278,647	14,660	—	293,307	—
	St.George Bank Limited	5,6	5,630	524	—	6,154	—
	Total		284,277	15,184	—	299,461	—

	Peter Wilson
	Westpac Banking Corporation	3	290,000	14,660	—	304,660	—
	Westpac New Zealand Limited		95,170	—	—	95,170	—
	Total		385,170	14,660	—	399,830	—
	Total 2010		3,381,346	149,290	37,036	3,567,672	791,191

(1)          Retiring allowances are not included in calculations for the Non-executive Director fee pool. Retiring allowances were frozen for individual Non-executive Directors between December 2005 and February 2006. Accruals shown for 2010 include indexation in line with average weekly earnings following the freezing of the retiring allowances.

(2)          Entitled to retiring allowance.

(3)          Includes fees paid to Chairmen and members of Board Committees.

(4)          Includes fees paid for serving on the temporary OHS Committee, from 1 May 2010.

(5)          Fees paid by St.George Bank Limited ceased when Westpac and St.George became a single Authorised Deposit-taking Institution on 1 March 2010.

(6)          Fees paid for services on the BankSA advisory board.

DIRECTORS’ REPORT

			Short term employment benefits	Post employment
	The Board the		Fees	Superannuation guarantee	Retiring allowance accrued during the year(2)	Total	Total retiring allowance accrued
Name	Non-executive served on(1)	Notes	$	$	$	$	$
	2009
	Ted Evans (Chairman)
	Westpac Banking Corporation	3	700,000	13,899	23,878	737,777	444,876

	John Curtis (Deputy Chairman)
	Westpac Banking Corporation		262,376	11,477	—	273,853	—
	St.George Bank Limited		63,490	5,714	—	69,204	—
	Total	4	325,866	17,191	—	343,057	—

	Elizabeth Bryan
	Westpac Banking Corporation		286,259	13,899	—	300,158	—
	Westpac New Zealand Limited		48,708	—	—	48,708	—
	Total	4	334,967	13,899	—	348,866	—

	Gordon Cairns
	Westpac Banking Corporation	4	295,000	13,899	—	308,899	—

	Peter Hawkins
	Westpac Banking Corporation		221,111	11,476	—	232,587	—
	St.George Bank Limited		48,744	4,387	—	53,131	—
	Total	3,4	269,855	15,863	—	285,718	—

	Carolyn Hewson
	Westpac Banking Corporation		295,000	13,899	17,463	326,362	309,279
	BT Investment Management		110,000	9,900	—	119,900	—
	Total	3,4	405,000	23,799	17,463	446,262	309,279

	Lindsay Maxsted
	Westpac Banking Corporation	4	275,000	13,899	—	288,899	—
	St.George Bank Limited	4	48,744	4,387	—	53,131	—
	Total	3,4	323,744	18,286	—	342,030	—

	Graham Reaney
	Westpac Banking Corporation	4	221,111	11,477	—	232,588	—
	St.George Bank Limited	5	11,274	1,015	—	12,289	—
	Total		232,385	12,492	—	244,877	—

	Peter Wilson
	Westpac Banking Corporation		290,000	13,899	—	303,899	—
	Westpac New Zealand Limited		97,415	—	—	97,415	—
	Total	4	387,415	13,899	—	401,314	—
	Total 2009		3,274,232	143,227	41,341	3,458,800	754,155

(1)          Fees paid by St.George Bank Limited and BankSA relate only to the period following the merger with Westpac.

(2)          Retiring allowances are not included in calculations for the Non-executive Director fee pool. Retiring allowances were frozen for individual Non-executive Directors between December 2005 and February 2006. Accruals shown for 2009 include indexation in line with average weekly earnings following the freezing of the retiring allowances.

(3)          Entitled to retiring allowance.

(4)          Includes fees paid to Chairpersons and members of Board Committees.

(5)          Fees paid for services on the BankSA advisory board.

6.7       Further information about our equity plans

Our broad-based and specialised employee equity plans.

Deferral Share Plan

The Deferral Share Plan was suspended during 2009 following changes to the taxation treatment of employee equity awards announced by the Federal Government. No new awards were made after 30 June 2009.

Before the plan was suspended, employees could elect to receive any prospective cash STI as Westpac ordinary shares under the Deferral Share Plan. Australian-based Non-executive Directors were also able to elect to receive a percentage of their fees in Westpac ordinary shares under the Deferral Share Plan.

Employee Share Plan

Under the Employee Share Plan, employees in Australia can receive up to $1,000 of Westpac ordinary shares at the end of each financial year to recognise their contribution to our performance. For 2010 the size of the award depended on both share price and our Net Promoter Score, which measures customer advocacy. The CEO, Directors and any employees who received an STI award deferred into equity or an LTI award during the year are not eligible to receive an Employee Share Plan award for that year.

Other plans

We also provide separate reward plans for small, specialised parts of the business. Payments under these plans are directly linked to growth of that part of the business and are capped at an appropriate proportion of the value and/or profitability of the relevant part of the business. These plans are designed to provide market-competitive remuneration for the relevant employees. Westpac also has ‘grandfathered’ plans, under which no further awards are made and performance or vesting periods have passed. These vested securities continue to run their course.

Comparator companies used in our LTI performance hurdles

This section describes the comparator companies for each of the different Plans.

Chief Executive Officer Performance Plan

The Chief Executive Officer Performance Plan ranking group is comprised of the top 10 selected Australian banking and financial sector companies by market capitalisation listed on the ASX with which Westpac competes for customers. As at 30 September 2010 the most recently determined ranking group consisted of:

•         AMP Limited;

•         ASX Limited;

•         Australia and New Zealand Banking Group Limited;

•         AXA Asia Pacific Holdings Limited;

•         Commonwealth Bank of Australia;

•         Insurance Australia Group Limited;

•         Lend Lease Group;

•         Macquarie Group Limited;

•         National Australia Bank Limited; and

•         Suncorp-Metway Limited.

Westpac Reward Plan

The Westpac Reward Plan ranking group is comprised of the top 10 selected Australian banking and financial sector companies by market capitalisation. As at 30 September 2010 the most recently determined peer group under the Westpac Reward Plan consisted of:

•         AMP Limited;

•         AXA Asia Pacific Holdings Limited;

•         Australia and New Zealand Banking Group Limited;

•         ASX Limited;

•         Commonwealth Bank of Australia;

•         Insurance Australia Group Limited;

•         Lend Lease Group;

•         Macquarie Group Limited;

•         National Australia Bank Limited; and

•         Suncorp-Metway Limited.

Westpac Performance Plan

Financial ranking group - The top 10 selected Australian banking and financial sector companies, by market capitalisation, at the time of grant. As at 30 September 2010, the most recently determined ranking group consisted of:

•         AMP Limited;

•         AXA Asia Pacific Holdings Limited;

•         Australia and New Zealand Banking Group Limited;

•         Bank of Queensland Limited;

•         Bendigo and Adelaide Bank Limited;

•         Commonwealth Bank of Australia;

•         Insurance Australia Group Limited;

•         Macquarie Group Limited;

•         National Australia Bank Limited; and

•         Suncorp-Metway Limited.

General ranking group - The largest 50 Australian listed companies at time of grant, excluding property trusts, specified resources companies and those in the financial peer group. As at 30 September 2010, the most recently determined ranking group consisted of:

•         AGL Energy Limited;

•         Amcor Limited;

•         Ansell Limited;

•         Aristocrat Leisure Limited;

•         APN News & Media Limited;

•         ASX Limited;

•         Billabong International Limited;

•         Boral Limited;

•         Brambles Limited;

•         Challenger Financial Services Group Limited;

•         Coca-Cola Amatil Limited;

•         Cochlear Limited;

DIRECTORS’ REPORT

•         Computershare Limited;

•         Connecteast Group;

•         CSL Limited;

•         CSR Limited;

•         David Jones Limited;

•         Downer EDI Limited;

•         Elders Limited;

•         Fairfax Media Limited;

•         Foster’s Group Limited;

•         Goodman Fielder Limited;

•         Harvey Norman Holdings Limited;

•         Incitec Pivot Limited;

•         Intoll Group;

•         James Hardie Industries SE;

•         Leighton Holdings Limited;

•         Lend Lease Group;

•         Map Group;

•         Metcash Limited;

•         Orica Limited;

•         Pacific Brands Limited;

•         Paperlinx Limited;

•         Perpetual Limited;

•         Qantas Airways Limited;

•         QBE Insurance Group Limited;

•         Resmed Inc;

•         Sigma Pharmaceuticals Ltd;

•         Sonic Healthcare Limited;

•         SP Ausnet;

•         Tatts Group Limited;

•         Tabcorp Holdings Limited;

•         Telecom Corporation of New Zealand Limited;

•         Telstra Corporation Limited;

•         Toll Holdings Limited;

•         Transurban Group;

•         Wesfarmers Limited;

•         West Australian Newspapers Holdings Limited;

•         Woolworths Limited; and

•         UGL Limited.

10. Auditor

a)    Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001(Cth) is below.

Auditor’s Independence Declaration	PricewaterhouseCoopers
ABN 52 780 433 757
As lead auditor for the audit of Westpac Banking Corporation for the year ended 30 September 2010, I declare that to the best of my knowledge and belief, there have been:
Darling Park Tower 2 201 Sussex Street GPO BOX 2650 SYDNEY NSW 1171 DX 77 Sydney Australia Telephone +61 2 8266 0000 Facsimile +61 2 8266 9999 www.pwc.com/au
a. no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b. no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the year.

Ian Hammond Partner PricewaterhouseCoopers	Sydney 3 November 2010

b)    Non-audit services

We may decide to engage PricewaterhouseCoopers on assignments additional to their statutory audit duties where their expertise or experience with Westpac or a controlled entity is important.

Details of the non-audit service amounts paid or payable to PricewaterhouseCoopers for non-audit services provided during the 2009 and 2010 financial years are set out in Note 33 to our financial statements.

Our external auditor, PricewaterhouseCoopers, also provides audit and non-audit services to non-consolidated entities including non-consolidated securitisation vehicles sponsored by the Group, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of these services were approximately $8.6 million in total (2009 $6.3 million). PricewaterhouseCoopers may also provide audit and non-audit services to other entities in which Westpac holds a minority interest and which are not consolidated. Westpac is not aware of the amount of any fees paid by those entities.

Westpac has a policy on engaging PricewaterhouseCoopers, details of which are set out in the ‘Corporate governance’ section, including the subsection entitled ‘Engagement of the external auditor’, which forms part of this report.

The Board has considered the position and, in accordance with the advice received from the Audit Committee, is satisfied that the provision of the non-audit services during 2010 by PricewaterhouseCoopers is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by PricewaterhouseCoopers, as set out above, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•         all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor; and

•                  none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accounts.

Signed in accordance with a resolution of the Board.

Ted Evans AC Chairman 3 November 2010	Gail Kelly Managing Director & Chief Executive Officer 3 November 2010

This page has been intentionally left blank

SECTION 2

Five year summary

Reading this report

Review of Group operations

Divisional performance

Risk and risk management

Other Westpac business information

Additional financial information

FIVE YEAR SUMMARY(1)

(in $millions unless otherwise indicated)	2010	2009	2008	2007	2006
Income statement year ended 30 September(2)
Net interest income	11,842	11,646	7,222	6,313	5,642
Non-interest income	5,068	4,859	4,383	4,006	3,693
Net operating income before operating expenses and impairment charges on loans	16,910	16,505	11,605	10,319	9,335
Operating expenses	(7,416)	(7,171)	(5,455)	(4,689)	(4,413)
Impairment charges on loans	(1,456)	(3,238)	(931)	(482)	(375)
Profit before income tax expense	8,038	6,096	5,219	5,148	4,547
Income tax expense	(1,626)	(2,579)	(1,287)	(1,630)	(1,422)
Net profit attributable to non-controlling interests	(66)	(71)	(73)	(67)	(54)
Net profit attributable to equity holders	6,346	3,446	3,859	3,451	3,071
Balance sheet at 30 September(2)
Loans	477,655	463,459	313,545	275,377	236,380
Other assets	140,622	126,128	126,131	102,243	65,081
Total assets	618,277	589,587	439,676	377,620	301,461
Deposits	337,385	329,456	233,730	202,054	169,637
Debt issues and acceptances	150,971	133,024	100,369	87,126	66,080
Loan capital	9,632	11,138	8,718	7,704	5,957
Other liabilities	80,171	79,398	77,388	62,828	43,661
Total liabilities	578,159	553,016	420,205	359,712	285,335
Shareholders’ equity and non-controlling interest	40,118	36,571	19,471	17,908	16,126

Key financial ratios
Shareholder value
Dividends per ordinary share (cents)	139	116	142	131	116
Dividend payout ratio (%)	64.9	92.6	68.9	70.1	69.4
Return on average ordinary equity (%)	17.4	10.8	23.1	23.5	23.0
Basic earnings per share (cents)	214.2	125.3	206.0	186.9	167.2
Net tangible assets per ordinary share ($)(3)	8.96	7.89	7.71	7.00	6.14
Share price ($):
High	28.43	26.74	31.32	28.69	25.35
Low	20.56	14.40	18.36	22.53	21.31
Close	23.24	26.25	21.48	28.50	22.71

Business performance
Operating expenses to operating income ratio (%)	43.9	43.4	47.0	45.4	47.3
Net interest margin	2.21	2.38	2.07	2.19	2.29
Capital adequacy
Total equity to total assets (%)	6.5	6.2	4.4	4.7	5.3
Total equity to total average assets (%)	6.6	6.3	4.8	5.4	5.7
Tier 1 ratio (%)(4)	9.1	8.1	7.8	6.5	6.9
Total capital ratio (%)(4)	11.0	10.8	10.8	9.5	9.6
Credit quality
Net impaired assets to equity and collectively assessed provisions (%)	6.2	5.7	3.0	1.4	1.5
Total provisions(5) for impairment on loans and credit commitments to total loans (basis points)	104.9	101.2	68.9	56.3	57.2
Other information
Core full time equivalent staff (number at financial year end)(6)	35,055	34,189	26,717	25,903	25,363

(1)          This five year summary is prepared in accordance with A-IFRS. Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

(2)          The above income statement extracts for 2010, 2009 and 2008 and balance sheet extracts for 2010, 2009 and 2008 are derived from the consolidated financial statements included in this Annual Report and prior years are derived from financial statements previously published.

(3)          Shareholders’ equity and non-controlling interests, after deducting non-controlling interests, preference equity and goodwill and other intangible assets divided by the number of ordinary shares outstanding, less treasury shares held.

(4)          For details on the calculation of this ratio, please refer to Note 30 to the financial statements.

(5)          In previous years this ratio has included, if applicable, the APRA required capital deduction (above A-IFRS provisioning levels) which formed part of the APRA termed General Reserve for Credit Losses. This ratio has been revised and is now based only on A-IFRS provisioning levels. The ratio at 30 September 2009 was not impacted, the ratio at 30 September 2008 was revised from 69.0 bps to 68.9 bps, the ratio at 30 September 2007 was revised from 61.6 bps to 56.3 bps and the ratio at 30 September 2006 was revised from 63.0 bps to 57.2 bps.

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

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’ or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those which we expect, depending on the outcome of various factors, including, but not limited to:

•         the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements arising in response to the global financial crisis;

•         continuing impacts and consequences of the global financial crisis, including uncertain conditions in funding, equity and asset markets;

•         adverse asset, credit or capital market conditions;

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

•         technological changes and risks associated with changes to our technology systems;

•         operational risks or environmental factors;

•         adverse impacts on our reputation;

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

Currency of presentation, exchange rates and certain definitions

In this Annual Report, ‘financial statements’ means our audited consolidated balance sheet as at 30 September 2010, 30 September 2009 and 30 September 2008 and consolidated income statement, cash flows and recognised income and expense for each of the years ended 30 September 2010, 2009 and 2008 together with accompanying notes which are included in this Annual Report.

Our financial year ends on 30 September. As used throughout this Annual Report, the financial year ended 30 September 2010 is referred to as 2010 and other financial years are referred to in a corresponding manner.

We publish our consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘dollars’, ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of A$1.00 = US$0.9640 (2009 US$0.8824), the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) as of 30 September 2010. Unless otherwise stated, the translation of Australian dollars into NZ dollars has been made at the rate of A$1.00 = NZ$1.3145

(2009 NZ$1.2196), being the closing spot exchange rate on 30 September 2010 used in the financial statements. Refer to ‘Exchange rates’ in Section 4 for information regarding the rates of exchange between the Australian dollar and the US dollar for the financial years ended 30 September 2006 to 30 September 2010.

Any discrepancies between totals and sums of components in tables contained in this Annual Report are due to rounding.

Additional financial information

In a separate section of this Annual Report under the heading ‘Additional financial information’, we have included selected consolidated financial and operating data on loans and provisions for impairment charges on loans by industry classifications for the financial years ended 30 September 2007 and 2006 on the basis of presentation used in the Annual Report for the year ended 30 September 2007. We have presented this information separately because it is not directly comparable to the presentation of Notes 11 and 12 to the financial statements for the year ended 30 September 2010 included in Section 3 of this Annual Report. With effect from the financial year ended 30 September 2008, we modified the presentation of loans and provisions for impairment charges by industry to align external reporting with the basis of presentation for internal reporting. We revised the presentation for the year ended 30 September 2007, but it was impractical to revise the disclosure for the financial year ended 30 September 2006.

St.George Bank Limited merger

For accounting purposes the merger with St.George Bank Limited took effect from close of business on 17 November 2008 and the net profit of St.George Bank was included in the 2009 financial year with effect from 18 November 2008 to 30 September 2009. Our financial results for the 2010 financial year are therefore not directly comparable to our results for the 2009 financial year due to the additional six weeks of earnings of St.George Bank being included in 2010. The impact of this is highlighted in relevant sections of the Review of Group Operations. When comparing the results for 2009 with the results for 2008 we refer to the financial performance of Westpac ‘excluding the impact of St.George’, by which we mean the financial performance of The Westpac Group for 2009 less the contribution from St.George Bank Limited and its subsidiaries from 18 November 2008 to 30 September 2009 (including the impact of the acquisition accounting entries related to the merger). References to ‘excludes the impact of St.George’ have an equivalent meaning.

REVIEW OF GROUP OPERATIONS

Selected consolidated financial and operating data

We have derived the following selected financial information as of, and for the financial years ended, 30 September 2010, 2009, 2008, 2007 and 2006 from our audited consolidated financial statements and related notes.

This information should be read together with our audited consolidated financial statements and the accompanying notes included elsewhere in this Annual Report.

Accounting standards

The financial statements and other financial information included elsewhere in this Annual Report, unless otherwise indicated, have been prepared and presented in accordance with Australian Accounting Standards, which include the Australian equivalents to International Financial Reporting Standards (A-IFRS). They also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements have been prepared in accordance with the accounting policies described in Note 1 to the financial statements.

Recent accounting developments

For a discussion of recent accounting developments refer to Note 1 to the financial statements.

Critical accounting estimates

Our reported results are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of the income statement and the balance sheet. Our principal accounting policies are disclosed in Note 1 to the financial statements. Note 1 also includes a description of our critical accounting assumptions and estimates. We have discussed the development and selection of the critical accounting estimates with our Board Audit Committee (BAC). The following is a summary of the areas we consider involve our most critical accounting estimates (for more detail refer to Note 1 to the financial statements).

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

As at 30 September 2010, the fair value of trading securities, financial assets designated at fair value through profit and loss, available-for-sale securities and life insurance assets was $67,493 million (2009 $59,836 million). The fair value of trading liabilities and financial liabilities designated at fair value through profit and loss, deposits at fair value and debt issues at fair value was $91,426 million (2009 $103,747 million). The fair value of outstanding derivatives was $7,937 million (2009 $3,291 million) net liability. The fair value of life insurance assets of $12,310 million (2009 $12,384 million) was substantially based on quoted market prices. The fair value of financial assets determined by valuation models that did not use observable market prices was $757 million and $153 million for financial liabilities. The fair value of other financial assets and financial liabilities, including derivatives, is largely determined based on valuation models using observable market prices and rates. Where observable market inputs are not available, day one profits or losses are not recognised.

We believe that the judgments and estimates used are reasonable in the current market. However, a change in these judgments and estimates would lead to different results as future market conditions can vary from those expected.

Provisions for impairment charges on loans

Provisions for loan impairment charges represent management’s best estimate of the losses incurred in the loan portfolios as at the balance date. There are two components of our loan impairment provisions: individually assessed provisions (IAPs) and collectively assessed provisions (CAPs).

In determining IAP considerations that have a bearing on the expected future cash flows are taken into account, for example, the business prospects of the customer, the realisable value of collateral, our position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. These judgments and estimates can change with time as new information becomes available or as work-out strategies evolve, resulting in revisions to the impairment provision as individual decisions are made.

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

As at 30 September 2010, gross loans to customers were $482,366 million and the provision for impairment on loans was $4,711 million.

Goodwill and intangible assets

Goodwill represents the excess of purchase consideration, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree, over the fair value of the identifiable net assets of acquired businesses. The determination of the fair value of the assets and liabilities of acquired businesses requires the exercise of management judgment. Different fair values would result in changes to the goodwill and to the post-acquisition performance of the acquisitions.

Goodwill is tested for impairment annually by determining if the carrying value of the cash generating unit (CGU) that it has been allocated to is recoverable. The recoverable amount is the higher of the CGU’s fair value and its value in use. Determination of appropriate cash flows and discount rates for the calculation of the value in use is subjective. As at 30 September 2010, the carrying value of goodwill was $8,569 million.

Superannuation obligations

The actuarial valuation of our defined benefit plan obligations are dependant upon a series of assumptions, the key ones being price inflation, earnings growth, mortality, morbidity and investment returns assumptions. Different assumptions could significantly alter the amount of the difference between plan assets and defined benefit obligations and the amount recognised directly in retained earnings.

The superannuation deficit across all our plans as at 30 September 2010 was $425 million (2009 $388 million deficit).

Provisions (other than loan impairment charges)

Provisions are held in respect of a range of obligations such as employee entitlements, restructuring costs, litigation provisions and non-lending losses, impairment charges on credit commitments, and surplus lease space. Some of the provisions involve significant judgment about the likely outcome of various events and estimated future cash flows.

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

Provisions for taxation held in respect of uncertain tax positions represent the tax benefits at risk. The assessment of the amount of tax benefits at risk involves the exercise of management judgments about the ultimate outcomes of the transactions. Payments which are expected to be incurred later than one year are discounted at a rate which reflects both current interest rates and the risks specific to that provision.

St.George Bank Limited merger

The merger with St.George was accounted for using the purchase method of accounting. All the identifiable assets and liabilities of St.George were initially recognised by the Group at their fair value on the date of the merger. This involved additional critical accounting assumptions, judgments and estimates that may have a material impact on the Group’s financial statements. The assets and liabilities recognised by the Group following the merger with St.George are set out in Note 43.

•         intangible assets

Identifiable intangible assets that are not normally recognised are required to be identified and measured at their fair value as a result of the purchase price accounting requirements of AASB 3 Business Combinations (AASB 3). This involves the use of judgments, estimates and assumptions about how customers may act and how products will perform in the future, based largely on past experience and future contractual arrangements.

The following material identifiable intangible assets were recognised as a result of the merger:

•         core deposit intangibles;

•         brand names;

•         financial planner distribution relationships; and

•         credit card customer relationships.

•         financial assets and liabilities

The fair value of all of St.George’s financial assets and financial liabilities were determined at the merger date. Many of these assets and liabilities are not normally traded in active markets. The global credit and capital market conditions that included extreme volatility, disruption and decreased liquidity increased the level of management judgment required in determining the fair value of St.George’s financial assets and financial liabilities.

•         tax consolidation

Following the redemption of St.George’s hybrid instruments on 31 March 2009, St.George and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group. Westpac was required to reset the tax value of certain St.George assets to the appropriate market value of those assets.

In order to determine the impact of St.George joining the Westpac tax consolidation group, the fair value of St.George and the fair value of its identifiable assets and liabilities needed to be determined as at 31 March 2009. This requires management to make similar critical assumptions, judgments and estimates that were involved in determining the fair value of identifiable assets and liabilities on the date of the acquisition.

Refer to Note 5 for assessment of the current impact of St.George joining the Westpac tax consolidated group.

REVIEW OF GROUP OPERATIONS

Income statement review

Consolidated income statement(1)

	Year Ended 30 September
	2010	2010	2009	2008	2007	2006
(in $millions unless otherwise indicated)	US$(2)	A$	A$	A$	A$	A$
Amounts in accordance with A-IFRS
Interest income	32,922	34,151	30,446	29,081	22,075	18,091
Interest expense	(21,506)	(22,309)	(18,800)	(21,859)	(15,762)	(12,449)
Net interest income	11,416	11,842	11,646	7,222	6,313	5,642
Non-interest income	4,886	5,068	4,859	4,383	4,006	3,693
Net operating income before operating expenses and impairment charges on loans	16,302	16,910	16,505	11,605	10,319	9,335
Operating expenses	(7,149)	(7,416)	(7,171)	(5,455)	(4,689)	(4,413)
Impairment charges on loans	(1,404)	(1,456)	(3,238)	(931)	(482)	(375)
Profit before income tax	7,749	8,038	6,096	5,219	5,148	4,547
Income tax expense	(1,567)	(1,626)	(2,579)	(1,287)	(1,630)	(1,422)
Net profit for the year	6,182	6,412	3,517	3,932	3,518	3,125
Net profit attributable to non-controlling interests	(64)	(66)	(71)	(73)	(67)	(54)
Net profit attributable to equity holders of Westpac	6,118	6,346	3,446	3,859	3,451	3,071
Weighted average number of ordinary shares (millions)	2,960	2,960	2,747	1,871	1,846	1,837
Basic earnings per ordinary share (cents)	206.5	214.2	125.3	206.0	186.9	167.2
Diluted earnings per share (cents)(3)	199.6	207.1	123.2	200.1	185.3	165.7
Dividends per ordinary share (cents)	134	139	116	142	131	116
Dividend payout ratio (%)(4)	64.9	64.9	92.6	68.9	70.1	69.4

(1)          Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

(2)          Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.9640, the noon buying rate on 30 September 2010. Amounts or ratios are in accordance with this conversion rate.

(3)          Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

(4)          Calculated by dividing the dividends per ordinary share by the basic earnings per ordinary share.

Overview of performance — 2010 v 2009

Net profit attributable to equity holders for 2010 was $6,346 million, an increase of $2,900 million or 84% compared to $3,446 million in 2009. The result was characterised by modest growth of $405 million or 2% in net operating income before operating expenses and impairment charges on loans (hereafter referred to as net operating income), operating expense growth of $245 million or 3%, a significant reduction of $1,782 million or 55% in impairment charges on loans and a lower effective tax rate. The significant reduction in impairment charges on loans reflected the improved performance of the Australian and New Zealand economies.

The increase in net profit attributable to equity holders from 2009 to 2010 was also assisted by the merger with St.George Bank Limited. On 1 December 2008, Westpac Banking Corporation completed its merger with St.George Bank Limited. For accounting purposes, St.George was consolidated on 17 November 2008 and St.George’s net profit was included in the 2009 results from 18 November 2008 to 30 September 2009. This meant that The Westpac Group 2010 results included a full 52 weeks of St.George Bank Limited’s operations whereas the Group’s 2009 results included approximately 46 weeks. The following discussion and Review of Group operations and the discussion of Divisional performance will identify the impact that the additional six weeks had on our year on year performance.

Net profit grew in the majority of our divisions. WIB, St.George Bank, BTFG, New Zealand and Other divisions net profit increased by $1,175 million, $95 million, $109 million, $64 million and $1,609 million respectively, while Westpac RBB net profit decreased by $152 million.

Net interest income was $11,842 million in 2010, an increase of $196 million or 2% compared to 2009. Excluding the impact of the additional six weeks of St.George’s operations, net interest income was flat. A decline in net interest margin was only partially offset by growth in average interest earnings assets, particularly in Australian housing loans. The decline in net interest margins was the result of increases in asset repricing being insufficient to offset significant increases in funding costs and lower treasury earnings. Higher funding costs were the result of continued increases in wholesale funding costs and competition, driving up the price of deposits.

Non-interest income was $5,068 million in 2010, an increase of $209 million or 4% compared to 2009. The inclusion of the additional six weeks of St.George’s operations in 2010 drove the majority of the growth. Excluding this impact, non-interest income was relatively flat with growth in wealth management income, primarily due to strong net flows and strong asset markets, and other income, offset by lower trading income and lower fees and commission income. Fees and commissions were impacted by the Group’s decision to lower certain customer fees from 1 October 2009. Following this decision, fees and commissions reduced by $298 million in 2010.

Operating expenses were $7,416 million in 2010, an increase of $245 million or 3% compared to 2009. Most of this increase was attributable to the inclusion of the St.George expense base for the full year. Excluding the impact of an additional six weeks of St.George operations in 2010, the increase in operating expenses was mainly driven by continued investment in customer facing employees, investment in our branch network and increased spend on technology projects, offset by cost savings related to merger synergies and lower spend on the St.George integration project.

Impairment charges on loans were $1,456 million in 2010, a decrease of $1,782 million or 55% compared to $3,238 million in 2009. The impact of including St.George impairments for the full year was not significant. Lower Institutional Bank and New Zealand impairments were the primary driver of the reduction.

The effective tax rate decreased from 42% in 2009 to 20% in 2010.This was driven by two factors:

•         the Group finalised a component of tax consolidation related to the merger with St.George. This led to a reduction of $685 million to the Group’s tax expense for 2010; and

•         tax provisioning for New Zealand structured finance transactions entered into between 1998 and 2002, significantly impacted the tax rate in each year. In 2009 a provision of $703 million was raised. Following a settlement with the CIR, $106 million was released from the provision in 2010.

2010 earnings per share was 214.2 cents per share compared to 125.3 cents per share in 2009. There were no major capital transactions during 2010. The increase in the number of shares on issue in 2010 was primarily due to shares issued under the Dividend Reinvestment Plan (DRP).

Given the improved earnings during 2010, a final dividend of 74 cents per share has been declared by the Board, taking the full year dividend for 2010 to 139 cents per share. The dividend is fully franked. This full year dividend represents an increase of 20% over the dividends declared in 2009 and a pay-out ratio of 64.9%.

Income statement review — 2010 v 2009

Net interest income — 2010 v 2009

	2010	2009	2008
	$m	$m	$m
Interest income	34,151	30,446	29,081
Interest expense	(22,309)	(18,800)	(21,859)
Net interest income	11,842	11,646	7,222
Increase/(decrease) in net interest income
Due to change in volume	1,444	2,643	812
Due to change in rate	(1,248)	1,781	97
Change in net interest income	196	4,424	909

Net interest income was $11,842 million in 2010, an increase of $196 million or 2% compared to 2009. Excluding the impact of the additional six weeks of St.George’s operations in 2010, net interest income was flat.

Net interest margins decreased in 2010 by 17 basis points compared to 2009. Loan repricing was insufficient to offset the significant increases in funding costs. Average wholesale funding costs continued to rise as more expensive wholesale funding was used to replace maturing less expensive wholesale funding and to fund increases in assets. The cost of customer deposits also rose as competition increased in these markets. Revenue generated from Group Treasury and WIB Markets also decreased, impacting net interest margins.

Loan growth(1) in 2010 was 3% compared to 2009, with the key feature being the 12% growth in Australian housing loans. The Group grew ahead of system in both Australia and New Zealand. Strong growth in Australian housing lending was offset by reductions in business lending.

(1)          For the purposes of this discussion on net interest income, loan and deposit growth has been determined by comparing balances at 30 September 2010 to balances at 30 September 2009.

REVIEW OF GROUP OPERATIONS

Loan growth had the following specific components:

•         Australian housing lending increased 12% or $30.2 billion compared to 2009. Australian housing credit growth was 1.2 times banking system(1). Initial solid growth in the First Home Buyer segment slowed through the year as Government First Home Buyer incentives were reduced. The Investor segment has returned to partially offset the slower growth in the Owner Occupier segment;

•         Australian business lending declined 8% or $11.1 billion compared to 2009. Slightly over half of the decline was the result of contraction in the commercial property lending portfolio, as runoff exceeded new lending. The remainder of the decline was the result of low demand and the Institutional portfolio being impacted by large customers deleveraging;

•         housing lending in New Zealand grew ahead of system(2) at 6% or NZ$1.8 billion; and

•         New Zealand business lending (including Institutional lending) contracted 2% or NZ$0.5 billion, largely following declines in demand.

Total deposits(3) at 30 September 2010 increased 2% or $7.9 billion compared to 2009 with a 5% or $12.9 billion increase in customer deposits. Growth in non-interest bearing accounts was also strong, predominantly as a result of mortgage offset account growth. The contribution from Treasury deposits reduced, following the decision to replace short-term wholesale funding with longer term wholesale funding. This resulted in Treasury deposits contracting by $4.9 billion or 8%.

The Group grew customer deposits market share in Australia and New Zealand. In Australia growth in household deposits was 1.1 times banking system(2).

Deposit growth had the following specific components:

•         Australian customer deposits increased 5% or $12.4 billion. This growth was driven by increases in term deposits of 12% or $9.5 billion, which saw particularly strong growth in the first half of 2010, and in the second half of 2010 by increases in at call accounts reflecting changing customer preferences;

•         Australian non-interest bearing deposits increased 19% or $1.9 billion, primarily in mortgage off-set accounts;

•         New Zealand term deposits increased 16% or NZ$2.8 billion; and

•         the certificate of deposit portfolio, which provides the Group with short-term wholesale funding, was reduced as the Group continued to lengthen the duration of wholesale funding. Within this portfolio there was also a reduction in Australian certificates of deposit as they were replaced with longer term certificates of deposit issued in the United States.

(1)  APRA system growth, 12 months to 30 September 2010.

(2)  Reserve Bank of New Zealand (RBNZ), 12 months to 30 September 2010.

(3)  For the purposes of this discussion on net interest income, loan and deposit growth has been determined by comparing balances at 30 September 2010 to balances at 30 September 2009.

Interest spread and margin — 2010 v 2009

	2010	2009	2008
	$m	$m	$m
Group
Net interest income	11,842	11,646	7,222
Tax equivalent gross up(1)	—	45	72
Net interest income (including gross up)	11,842	11,691	7,294
Average interest earning assets	534,991	490,669	351,657
Average interest bearing liabilities	501,968	465,842	334,865
Average net non-interest bearing liabilities and equity	33,023	24,827	16,792
Interest spread(2)	1.94%	2.18%	1.76%
Benefit of net non-interest bearing liabilities and equity(3)	0.27%	0.20%	0.31%
Net interest margin(4)	2.21%	2.38%	2.07%

(1)          We entered into various tax effective financing transactions that derive income that is subject to a reduced rate of income tax. The impact of this is reflected in lower income tax expense and interest income. In order to improve comparability, this income is presented on a tax equivalent basis using the applicable tax rate of the geography in which the transaction is booked. The tax equivalent gross-up was discontinued in 2010, reflecting the immaterial nature of the balance as the Group continued to run-down the related assets.

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

Net interest margin was 2.21% for 2010, a decline of 17 basis points compared to 2009. Excluding the impact of the additional six weeks of St.George’s operations, net interest margin declined 15 basis points compared to 2009. Key drivers of the margin decrease were a:

•         26 basis point decline from higher retail and wholesale funding costs due to a:

•         15 basis point decline from customer deposits, as the cost of raising retail funds increased. At the same time most growth over the period was in products with higher rates including term deposits, on-line and savings accounts; and

•         11 basis point decline from higher wholesale funding costs, arising as relatively low cost funding was replaced by higher cost funding post the global financial crisis.

•         21 basis point increase on assets, substantially all from repricing, which occurred predominately in mortgages;

•         3 basis point decline from a decrease in earnings on physical capital and the amortisation of fair value adjustments on financial instruments relating to the merger with St.George; and

•         7 basis point decline reflecting a reduction in Treasury and Markets income following strong revenues in 2009.

Non-interest income — 2010 v 2009

	2010	2009	2008
	$m	$m	$m
Total fees and commissions	2,433	2,637	2,060
Wealth management and insurance income	1,596	1,368	1,042
Trading income	797	901	732
Other income	242	(47)	549
Total non-interest income	5,068	4,859	4,383

Non-interest income was $5,068 million in 2010, an increase of $209 million or 4% compared to 2009. The inclusion of the additional six weeks of St.George’s operations was responsible for the majority of the growth.

Fees and commissions income was $2,433 million in 2010, a decrease of $204 million or 8% compared to 2009. The additional six weeks of St.George’s operations increased fees and commission by approximately 3%. Excluding this impact, fees and commissions declined, with customer fees decreasing $298 million following the reduction in customer fees, lower account keeping and transaction fee income, reduced automatic teller machine (ATM) fee income and lower credit card loyalty fee income. This reduction was partially offset by an increase in banking and credit related fees of $115 million, primarily due to the repricing of undrawn line fees from corporate and business facilities.

REVIEW OF GROUP OPERATIONS

Wealth management and insurance income was $1,596 million in 2010, an increase of $228 million or 17% compared to 2009. The additional six weeks of St.George’s operations increased wealth management and insurance income by approximately 2%. The increased wealth management income was also driven by improvements in investment markets, growth in Funds under Management (FUM) and Funds under Administration (FUA) and associated revenue. Insurance earnings improved due to premium growth, including the benefit of cross selling across the Group.

Trading income was $797 million in 2010, a decrease of $104 million or 12% compared to 2009. The additional six weeks of St.George’s operations increased trading income by approximately 13%. Excluding this, trading income declined, primarily driven by lower Foreign Exchange revenue, offset by stronger Debt Markets earnings. The exceptional 2009 trading results were not repeated in 2010 due to increased competition and lower market volatility, reducing market spreads and volumes.

Other income was $242 million in 2010, an increase of $289 million compared to 2009. This increase was primarily driven by impairment and mark-to-market losses in 2009 that did not reoccur in 2010. 2009 included asset write downs and losses on financial assets held at fair value in relation to foundation investments in property and other transactions in the wholesale business. Other income in 2010 included $46 million of gains on sale of investments in the Institutional bank, including the sale of investments in Queensland airports, Westpac Office Trust and other property investments.

Operating expenses — 2010 v 2009

	2010	2009	2008
	$m	$m	$m
Salaries and other staff expenses	3,990	3,806	2,915
Equipment and occupancy expenses	1,082	926	895
Other expenses	2,344	2,439	1,645
Total operating expenses	7,416	7,171	5,455
Total operating expenses to net operating income ratio	43.9%	43.4%	47.0%

Operating expenses were $7,416 million in 2010, an increase of $245 million or 3% compared to 2009. The expense to income ratio was 43.9% in 2010, an increase of 50 basis points compared to 2009.

Salaries and other staff expenses were $3,990 million in 2010, an increase of $184 million or 5% compared to 2009. Excluding the additional six weeks of St.George’s operations, salaries and other staff expenses increased by 1%. This increase was driven by:

•         increased salary costs from increased full time equivalent (FTE) staff, particularly associated with additional customer facing employees and additional employees to support technology projects;

•         increased bonuses and incentives in line with improved financial performance; and

•         increased superannuation costs and additional equity based compensation charges.

Equipment and occupancy expenses were $1,082 million, an increase of $156 million or 17% compared to 2009. Excluding the additional six weeks of the St.George’s operations, equipment and occupancy expenses increased by 13%. The increased expense was driven by:

•         increased operating lease rentals and outgoings from market repricing and additional costs associated with increasing the number of branches and ATMs during the year; and

•         increased depreciation, in line with an increase in branch refurbishments and the expanded branch network; and

•         increased software amortisation and impairment, as old software was impaired when new systems moved into production.

Other expenses were $2,344 million in 2010, a decrease of $95 million or 4% compared to 2009. Excluding the additional six weeks of St.George’s operations, other expenses decreased by 6%. This decrease was driven mainly by:

•         a reduction in non-lending losses primarily from a one-off provision raised in 2009 with respect to a long standing legal proceeding, where judgment was received in that year;

•         lower costs incurred from the redemption of credit card loyalty points; and

•         cost savings associated with merger synergies and other discretionary expense reductions.

The decrease was partially offset by a one off contribution to the Westpac Foundation of $20 million, an increase in purchased services, particularly in technology, information services and other professional services, due to the implementation of technology projects.

Impairment charges on loans — 2010 v 2009

	2010	2009	2008
	$m	$m	$m
Impairment charges on loans	1,456	3,238	931
Impairment charges on loans to average gross loans (basis points)	30	75	32

Impairment charges on loans were $1,456 million in 2010, a decrease of $1,782 million or 55% compared to 2009. Impairment charges on loans represented 30 basis points of average gross loans for 2010, a decrease of 45 basis points compared to 30 September 2009. Excluding the impact of the additional six weeks of St.George’s operations, impairment charges on loans decreased by approximately 57% compared to 2009. This represented 29 basis points of average gross loans in 2010, a decrease of 46 basis points compared to 2009. The following commentary relates to this 57% movement, excluding the impact of St.George.

Impairment charges more than halved during 2010, as the operating environment continued to improve and the stress directly associated with the global financial crisis abated. Around two thirds of the reduction was due to lower provisions associated with larger institutionals and corporates. These customers felt the impact of the financial crisis early, but with conditions stabilising, new provisions have declined materially. The other major contributors to the decline were New Zealand, as that economy emerged from recession, and a small release in the economic overlay in contrast to the increase in 2009, supported by the improving environment.

New IAPs declined by $614 million as fewer large companies became impaired. Nevertheless, IAPs remain high principally from companies already identified as stressed being downgraded.

Within new CAPs, write-offs were largely unchanged, mostly relating to higher consumer stress from the lagged impact of slowing economic growth in 2009 and rising interest rates. Other changes in CAPs were materially lower, driven by five factors:

•         a lower incidence of new stress in the business segments;

•         the transfer of some collective provisions to IAPs as companies were downgraded;

•         company upgrades and reductions in exposures that allowed some collective provisions to be released;

•         a positive contribution to collective provisions from factor changes; and

•         a small reduction in the economic overlay.

The economic overlay was $49 million lower compared to 30 September 2009. The improved operating environment has reduced the probability of severe stress emerging in the construction sector and this has warranted some release in associated economic overlay provisions. Partially offsetting this decline was an $8 million addition to the overlay to support possible unidentified losses following the earthquake in Canterbury in New Zealand. Given uncertainty remains around the globe and emerging signs of global recovery are fragile, Westpac feels it is still prudent to maintain an economic overlay of $453 million at 30 September 2010.

Key movements in impairment charges on loans were:

•         new IAPs decreased by $614 million, principally due to:

•         new IAPs in WIB of $573 million were $540 million lower compared to 2009, principally from significant reductions in new large corporate problem facilities and no repeat of the margin lending losses recorded in 2009;

•         new IAPs in Westpac RBB of $247 million were $33 million higher compared to 2009, principally from the lagged effect of the softer economic environment on small and medium businesses;

•         new IAPs in St.George of $420 million were $15 million higher compared to 2009, as the commercial property sector and the need for new individual provisions stabilised; and

•         new IAPs in New Zealand were $113 million lower compared to 2009, as the need for new IAPs declined as the economic environment improved. In 2009 IAPs were also adversely impacted by two large corporate exposures.

The Group benefited from higher write-backs and recoveries, principally from a positive reassessment of security values, primarily for large corporates, from the improving operating environment.

•         new CAPs decreased by $919 million compared to 2009, principally due to:

•         a positive collective provision contribution from WIB in 2010 of $240 million which was $696 million lower than 2009. The positive contribution was due to a reduction in lending as corporates continued to deleverage, a few companies moving from watchlist back to performing grades following equity raisings, and some companies being downgraded to impaired;

•         higher interest rates and the lagged effect of slowing growth in 2009 has seen a small rise in business stress and higher consumer delinquencies in Westpac RBB. This has contributed to a $25 million rise in collective provision charges in 2010;

REVIEW OF GROUP OPERATIONS

•         new collectively assessed provisions in St.George were $1 million lower in 2010. While small business and consumer stress has moderately increased, corporate stress has declined, particularly in the commercial property portfolio and this led to the modest reduction in CAP charges;

•         new CAPs in New Zealand were $54 million lower as some companies moved into impaired and new companies entering stressed categories declined; and

•         a reduction in the economic overlay.

Income tax expense — 2010 v 2009

	2010	2009	2008
	$m	$m	$m
Income tax expense	1,626	2,579	1,287
Tax as a percentage of profit from ordinary activities before tax (effective tax rate)	20.2%	42.3%	24.7%

Income tax expense was $1,626 million in 2010, a decrease of $953 million or 37% compared to 2009. The effective tax rate decreased to 20% in 2010, from 42% in 2009. Finalisation of a component of tax consolidation related to the merger with St.George gave rise to an income tax expense adjustment of $685 million for 2010. The tax consolidation process required Westpac to reset the tax value of certain St.George assets to the appropriate market value of those assets as at the time of tax consolidation (31 March 2009). Also, changes in tax provisioning for New Zealand structured finance transactions entered into between 1998 and 2002, significantly impacted the tax rate in each year. In 2009, a provision of $703 million was raised following a decision by the New Zealand High Court in proceedings relating to those transactions, while $106 million was released from the provision in 2010 following a settlement with the CIR. Excluding these impacts, the effective tax rate in 2010 and 2009 would have been 30% and 31% respectively.

Overview of performance — 2009 v 2008

Our financial performance for 2009 was significantly impacted by the global financial crisis, and the merger with St.George Bank Limited. The merger with St.George Bank Limited was completed on 1 December 2008, substantially increasing the size of the Group. For accounting purposes, St.George was consolidated in our financial statements from 18 November 2008, which makes it difficult to compare the results for 2009 with our results for prior periods. Accordingly, the following discussion and review of Group operations, and the discussion of business division performance, focus primarily on the key factors affecting performance in 2009 compared to 2008, excluding the impact of St.George.

Net profit attributable to equity holders of Westpac was $3,446 million in 2009, a decrease of $413 million or 11% compared to 2008. Net profit attributable to equity holders of Westpac excluding the impact of St.George was $2,475 million in 2009, a decrease of $1,384 million or 36% compared to 2008.

The decrease was primarily due to significant increases in impairment charges on loans and income tax expense. Impairment charges on loans excluding the impact of St.George increased by $1,622 million reflecting significant deterioration in asset quality due to the impact of the global financial crisis and subsequent economic slowdown. Income tax expense included an additional $703 million tax charge related to the New Zealand High Court ruling on amended tax assessments issued by the CIR, in relation to Structured Finance transactions entered into between 1998 and 2002. Expense growth excluding the impact of St.George was 4%. These factors were partially offset by strong net operating income growth of $1,315 million.

Divisional results excluding the impact of St.George were mixed. Westpac RBB net profit increased by $156 million, while net profit for each of WIB, New Zealand Banking, BTFG and Other divisions decreased $446 million, $201 million, $55 million and $838 million respectively. The additional tax charge referred to above was incurred within Other divisions.

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

Non-interest income was $4,859 million in 2009, an increase of $476 million or 11% compared to 2008. Non-interest income excluding the impact of St.George was $4,098 million in 2009, a decrease of $285 million or 7% compared to 2008. The 7% decrease reflected a $600 million decrease in other income, partially offset by increases in trading income, wealth management and insurance income, and fees and commissions of $188 million, $82 million and $45 million respectively. Other income was also lower as 2008 included large one-off gains of $436 million in relation to the IPO and partial sale of BT Investment Management Limited (BTIM) and the sale of Visa Inc. shares. 2009 included $155 million in asset write downs relating to foundation investments in property and other transactions in the Specialised Capital Group (SCG).

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

Impairment charges on loans were $3,238 million in 2009, an increase of $2,307 million or 248% compared to 2008. Impairment charges on loans excluding the impact of St.George were $2,553 million in 2009, an increase of $1,622 million or 174% compared to 2008. This increase was primarily due to the impact of the global financial crisis and the associated decline in economic activity in Australia and New Zealand. This was particularly impacted the business sectors in Australia and New Zealand. These dynamics increased IAPs by $1,243 million and collectively assessed provisions by $391 million, partially offset by $12 million in writebacks and recoveries.

St.George and its consolidated subsidiaries (including the impact of the acquisition accounting entries related to the merger) contributed a net profit of $971 million for the period from 18 November 2008 to 30 September 2009. Revenue from increased balance sheet growth was partially offset by the costs associated with reinvestment in the business coupled with impairment charges on loans arising from the deteriorating economic conditions.

Income statement review — 2009 v 2008

Net Interest income — 2009 v 2008

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

•         Australian business and corporate lending decreased $5.6 billion or 5%. The decrease was driven by decreased demand from large customers who utilised equity raisings to reduce gearing. Lending to small and medium size business showed only a small decrease in line with the slower economy; and

•         New Zealand housing lending increased NZ$1.2 billion or 4%. Weaker demand reflected lower property prices and slower economic activity.

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

In New Zealand, at call and term deposits increased 2% (NZ$ terms), with growth particularly occurring in term deposits.

Net interest margin including St.George was 2.38% for 2009, an increase of 31 basis points compared to 2008. Net interest margin excluding the impact of St.George was 2.33% for 2009, an increase of 26 basis points compared to the equivalent margin for 2008. Key drivers of the margin increase, excluding the impact of St.George, were:

•         an increase of 4 basis points from consumer and business customers in Australia and New Zealand. This represented the repricing of loans for higher risk premiums and higher funding costs. The increase also partially reflected the timing effect of higher funding costs in 2008 being passed through to customers in 2009;

•         an increase of 13 basis points reflected strong Group Treasury revenues; and

•         an increase of 9 basis points from Institutional lending, Markets and Other divisions due to:

•         improved Institutional spreads as loans were progressively re-priced over the period and changes in Markets income recorded as interest income; and

•         returns on capital falling as interest rates reduced, which was more than offset by mix benefits, as relatively higher spread consumer and business assets grew faster than Institutional assets.

Non-interest income — 2009 v 2008

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

Other income decreased as 2008 included $436 million of one-off gains that were not repeated in 2009. 2009 included asset write downs of $155 million in relation to foundation investments in property and other transactions in SCG.

REVIEW OF GROUP OPERATIONS

The 2008 result included:

•         a net gain of $141 million received from the partial sale of BTIM; and

•         a gain of $172 million from the redemption of 56% of Westpac’s equity interest in Visa Inc. as part of an Initial Public Offering (IPO) in 2008. In addition, an unrealised gain of $123 million was recognised to reflect Westpac’s initial measurement of the residual value of its Visa Inc. holding.

Trading income was $920 million in 2009, an increase of $188 million or 26% compared to 2008. This was primarily driven by increases in foreign exchange income, with the Foreign Exchange and Debt Markets business taking advantage of increased customer activity and market volatility during the year.

Wealth management and insurance income was $1,124 million in 2009, an increase of $82 million or 8% compared to 2008. This was driven by the gross up of income (and tax expense) on earnings applicable to holders of our life policies (policyholder tax recoveries), partially offset by adverse equity market movements that reduced FUM/FUA, especially in the first six months, which in turn contributed to lower wealth management revenue for 2009.

Fees and commissions were $2,105 million in 2009, an increase of $45 million or 2% compared to 2008, with growth resulting from increased credit line fees on corporate and business facilities and higher arrangement fees within WIB. This was partially offset by reduced transaction fees, with foreign ATM fees lower as a result of ATM reforms in Australia this year, combined with lower interchange fees, higher scheme costs and the impact of providing customers fee-free access to both Westpac and St.George Bank ATM networks. Fees were also lower in New Zealand as a result of customers switching to fee-free accounts and reduced merchant activity.

Operating expenses — 2009 v 2008

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

•         the Group’s increased superannuation costs, increased BTIM share based payments and the impact of the reversal of long service leave provisions in 2008, which was not repeated in 2009; and

•         additional customer facing employees in Westpac RBB.

The above increases were partially offset by merger synergies, predominantly in support and head office functions and lower employee performance bonus accruals given reductions in year on year profitability.

Equipment and occupancy expenses were $714 million in 2009, a decrease of $181 million or 20% compared to 2008, primarily due to lower software amortisation and write downs. A $157 million write-down in software assets occurred during 2008 following a comprehensive review across the business, which was not repeated in 2009.

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

Impairment charges on loans — 2009 v 2008

Impairment charges on loans were $3,238 million in 2009, an increase of $2,307 million or 248% compared to 2008. Impairment charges on loans represented 75 basis points of average gross loans in 2009, an increase of 43 basis points compared to 2008. Impairment charges on loans excluding the impact of St.George were $2,553 million in 2009, an increase of $1,622 million or 174% compared to 2008. This represented 78 basis points of average gross loans in 2009, an increase of 46 basis points compared to 2008. The following commentary relates to this 174% movement, excluding the impact of St.George.

Impairment charges on loans increased significantly over the 2009 financial year driven by the impacts of the global financial crisis and the associated decline in economic activity. The most significant effect of the global financial crisis on impairment charges on loans was a small number of large corporate exposures ($408 million) and a small number of concentrated Margin Lending portfolios ($183 million), mainly in the first half of the year.

More generally, the increase in impairment charges on loans was due to the broad slowing in economic activity that has led to increased customer financial stress, and lower security values. Most of this impact has been felt in the commercial business segment (customers with facilities generally in the range of $10 million to $100 million) although later in the year small businesses began to be impacted. The commercial property sector (mostly development properties) was particularly impacted by these trends with other sectors showing stress including pubs and clubs, manufacturing, wholesale trade and retail. These trends saw an increase in both individually assessed and collectively assessed provisions.

In New Zealand, the economy has been in a more prolonged recession and this saw the sources of stress more broadly spread across businesses and consumers. In business, commercial property was the sector most impacted, particularly property developments with no established income streams. In the consumer segment, higher delinquencies can primarily be traced back to customers relying on business income or where gearing was higher. At the same time, the predominance of fixed rate lending meant that consumers only gradually benefited from lower interest rates. In addition, given the deteriorating operating environment, the Group felt it prudent to further increase its economic overlay in the first half of 2009.

Key movements in impairment charges on loans were:

•         new IAPs increased by $1,243 million, principally due to:

•         WIB ($828 million increase) predominantly from three large corporate exposures ($490 million), increases in stress in the Premium Business Group ($186 million) and higher Margin Lending provisions ($115 million);

•         New Zealand ($283 million increase) predominantly business related ($258 million) including IAPs for two large exposures ($174 million); and

•         Westpac RBB ($127 million increase) as slowing business and retail growth has affected smaller businesses.

•         new collectively assessed provisions increased by $391 million, principally due to:

•         write-offs increasing by $97 million compared to 2008. Most of the write-offs were in the Australian cards and personal loan portfolios. Some of the increase reflected lower prices available for the sale of consumer debt to third parties;

•         Australian divisions incurring an increase in new collectively assessed provisions of $221 million, as a result of increased stress in the commercial business sector, which was reflected in WIB and the small and medium sized business customers within Westpac RBB. Despite this, Australian consumer losses remained relatively low; and

•         New Zealand where collectively assessed provisions increased by $24 million compared to 2008, as the depressed economy impacted both businesses and consumers.

•         writebacks and recoveries contributed $12 million (credit) to impairment charges on loans.

St.George Bank Limited and its consolidated subsidiaries (including the impact of the acquisition accounting entries related to the merger) incurred impairment charges on loans of $685 million for the period from 18 November 2008 to 30 September 2009. The majority of the impairment charges on loans were due to the broad slowing in economic activity that led to increased customer financial stress and lower security values. Most of this impact was felt in the commercial business segment although later in 2009 some small businesses were also impacted. The commercial property sector (mostly development properties) was particularly impacted by these trends with other sectors including pubs and accommodation also showing some stress. Australian consumer losses remained relatively low during 2009.

Income tax expense — 2009 v 2008

Income tax expense was $2,579 million in 2009, an increase of $1,292 million or 100% compared to 2008. Income tax expense excluding the impact of St.George was $2,157 million in 2009, an increase of $870 million or 68% compared to 2008. The $870 million movement was primarily driven by a $703 million tax charge related to the New Zealand High Court ruling on amended tax assessments issued by the CIR, in relation to Structured Finance transactions entered into between 1998 and 2002.

The effective tax rate was 42.3% in 2009, an increase of 17.6% compared to 2008. Excluding the impact of St.George, the effective tax rate was 45.9% in 2009, an increase of 21.2% compared to 2008. Excluding the $703 million one-off tax expenses mentioned above, the effective tax rate excluding the impact of St.George was 30.9% in 2009, an increase of 6.2% compared to 2008. This variance was driven primarily by two items that lowered the effective tax rate in 2008. The 2008 tax expense included, firstly, a $198 million recovery for policy holder tax recoveries (due to weaker market performance of investments in property trusts, Australian Equities and Overseas Equities), and secondly, a non-taxable net gain of $141 million from the partial sale of BTIM.

REVIEW OF GROUP OPERATIONS

Balance sheet review

Selected consolidated balance sheet data(1)

The detailed components of the balance sheet are set out in the notes to the financial statements.

	Year Ended 30 September
	2010	2010	2009	2008	2007	2006
	US$m(2)	A$m	A$m	A$m	A$m	A$m
Amounts in accordance with A-IFRS Year end balances
Cash and balances with central banks	4,303	4,464	3,272	4,809	2,243	3,132
Receivables due from other financial institutions	12,135	12,588	9,974	10,434	13,290	9,801
Derivative financial instruments	34,802	36,102	33,187	34,810	24,308	10,311
Trading securities, other financial assets and available-for-sale	53,597	55,599	47,807	54,605	39,594	20,221
Loans	460,459	477,655	463,459	313,545	275,377	236,380
Life insurance assets	11,867	12,310	12,384	12,547	15,456	14,281
All other assets	18,855	19,559	19,504	8,926	7,352	7,335
Total assets	596,018	618,277	589,587	439,676	377,620	301,461
Payables due to other financial institutions	8,578	8,898	9,235	15,861	9,133	12,051
Deposits	325,239	337,385	329,456	233,730	202,054	169,637
Derivative financial instruments	42,454	44,039	36,478	24,970	25,192	9,342
Trading liabilities and other financial liabilities designated at fair value	4,675	4,850	10,848	16,689	8,223	2,893
Debt issues and acceptances	145,536	150,971	133,024	100,369	87,126	66,080
Life insurance liabilities	11,144	11,560	11,737	11,953	14,392	13,476
All other liabilities	10,434	10,824	11,100	7,915	5,888	5,899
Total liabilities excluding loan capital	548,060	568,527	541,878	411,487	352,008	279,378
Total loan capital(3)	9,285	9,632	11,138	8,718	7,704	5,957
Total liabilities	557,345	578,159	553,016	420,205	359,712	285,335
Net assets	38,673	40,118	36,571	19,471	17,908	16,126
Total equity attributable to equity holders of Westpac	36,813	38,189	34,637	17,547	15,996	14,214
Non-controlling interests	1,860	1,929	1,934	1,924	1,912	1,912
Total shareholders’ equity and non-controlling interest	38,673	40,118	36,571	19,471	17,908	16,126
Average balances
Total assets	585,801	607,677	577,831	401,468	332,512	283,663
Loans and other receivables	453,079	469,999	426,845	294,672	257,896	220,407
Shareholders’ equity	35,122	36,434	32,008	16,699	14,708	13,369
Non-controlling interests	1,845	1,914	1,915	1,918	1,911	1,473

(1)          Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

(2)          Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.9640, the noon buying rate on 30 September 2010.

(3)          This includes Westpac Stapled Preferred Securities (SPS), Westpac Stapled Preferred Securities II (SPS II) and 2004 Trust Preferred Securities (TPS 2004) in 2010 and 2009, Westpac SPS and TPS 2004 in 2008, TPS 2004 and Fixed Interest Resettable Securities (FIRsTS) in 2007 and 2006.

Summary of consolidated ratios

	Year Ended 30 September
	2010	2010	2009	2008	2007	2006
(in $millions unless otherwise indicated)	US$(1)	A$	A$	A$	A$	A$
Ratios in accordance with A-IFRS
Profitability ratios (%)
Net interest margin(2)	2.21	2.21	2.38	2.07	2.19	2.29
Return on average assets(3)	1.04	1.04	0.60	0.96	1.04	1.08
Return on average ordinary equity(4)	17.4	17.4	10.8	23.1	23.5	23.0
Return on average total equity(5)	16.5	16.5	10.2	20.7	20.8	20.7
Capital ratio (%)
Average total equity to average total assets	6.3	6.3	5.9	4.6	5.0	5.2
Tier 1 ratio (%)(6)	9.1	9.1	8.1	7.8	6.5	6.9
Total capital ratio(6)	11.0	11.0	10.8	10.8	9.5	9.6
Earnings ratios
Basic earnings per ordinary share (cents)(7)	206.5	214.2	125.3	206.0	186.9	167.2
Diluted earnings per ordinary share (cents)(8)	199.6	207.1	123.2	200.1	185.3	165.7
Dividends per ordinary share (cents)	134	139	116	142	131	116
Dividend payout ratio (%)(9)	64.9	64.9	92.6	68.9	70.1	69.4
Credit quality ratios
Impairment charges on loans written off (net of recoveries)	1,253	1,300	1,874	439	349	270
Impairment charges on loans written off (net of recoveries) to average loans (%)	0.27	0.27	0.43	0.15	0.14	0.12

(1)          Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.9640, the noon buying rate on 30 September 2010.

(2)          Calculated by dividing net interest income (including tax equivalent gross up) by average interest earning assets.

(3)          Calculated by dividing net profit attributable to our equity holders by average total assets.

(4)          Calculated by dividing net profit attributable to our equity holders by average ordinary equity.

(5)          Calculated by dividing net profit attributable to our equity holders by average ordinary equity and non-controlling interests.

(6)          For details on the calculations of this ratio refer to Note 30 to the financial statements.

(7)          Based on the weighted number of fully paid ordinary shares.

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

Balance sheet review

Total assets as at 30 September 2010 were $618.3 billion, an increase of $28.7 billion or 5% compared to 30 September 2009. This growth was the result of 3% loan growth and holding higher levels of liquid assets. Total liabilities as at 30 September 2010 were $578.2 billion, an increase of $25.1 billion or 5% compared to 30 September 2009. Growth in total liabilities was driven by increased long term wholesale debt issues and customer deposits, partially offset by a decline in securities sold under agreements to repurchase. The key balance sheet movements can be attributed to:

•         growth of 3% in loans, predominantly in Australian housing loans;

•         an increase in liquid assets of $8 billion, predominantly reflected in increased available-for-sale securities;

•         increased term debt issues as we lengthened our wholesale funding profile; and

•         growth of 2% in deposits, primarily due to increases in customer term deposits.

Assets — 2010 v 2009

The key movements in assets are outlined below.

Receivables due from other financial institutions (up $3 billion)

The increase was primarily due to an increase in collateral pledged, related to derivative contracts, where valuation was affected by movements in the Australian dollar against the US dollar.

Derivative financial instruments (assets) (up $3 billion)

The increase in derivative financial instruments was primarily due to changes in the contract valuation related to foreign exchange rate movements.

REVIEW OF GROUP OPERATIONS

Trading securities, other financial assets and available-for-sale securities (up $8 billion)

The primary driver of the increase was liquid assets. This included a significant rise in holdings of State Government securities in the Group’s liquidity portfolio.

Loans (up $14 billion)

The growth in loans was principally due to an increase of $30.2 billion or 12% in Australian housing loans. This increase was partially offset by a decrease in Australian business lending of $11 billion or 8%. The remainder of the decrease arose in other overseas locations.

Liabilities and equity — 2010 v 2009

The key movements in liabilities and equity are outlined below.

Deposits (up $8 billion)

Deposits increased primarily as a result of an increase in term deposits across the Group. Total term deposits increased 11% or $11 billion, as customers were attracted to the high relative interest rates on these products early in 2010 and consumer at call accounts increased by $2 billion. This increase was partially offset by a decrease in short-term wholesale funding certificates of deposit of 8% or $5 billion.

Derivative financial instruments (liabilities) (up $8 billion)

The increase in derivative financial instruments was primarily due to changes in contract valuations related to foreign exchange rate movements.

Trading liabilities and other financial liabilities designated at fair value (down $6 billion)

The decrease was primarily due to securities sold under agreements to repurchase declining during the year as this funding source was replaced by other funding sources. This occurred primarily in the first half of 2010.

Debt issues and acceptances (up $18 billion)

Debt issues increased significantly as the Group continued to focus on lengthening the term wholesale funding portfolio. Senior unsecured long-term debt increased $23 billion, which was partially offset by run-off in securitisation of $3 billion over the year.

Loan capital (down $2 billion)

The decrease was primarily attributable to the redemption of subordinated notes.

Equity attributable to equity holders of WBC (up $4 billion)

The increase in equity was due to increased retained profits ($3 billion) and the issuance of shares to satisfy the DRP ($1 billion).

Assets — 2009 v 2008

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

•         trading securities, other financial assets designated at fair value through profit or loss and available-for-sale securities decreasing by $5.9 billion as the Group held lower levels of outright trading securities; and

•         derivative financial instruments (assets) decreasing by $3.6 billion or 10.2% in 2009. The decrease in derivative financial instruments was primarily due to changes in exchange rates impacting the value of derivative contracts and reductions in interest rates.

Liabilities and equity — 2009 v 2008

Excluding the impact of St.George, total liabilities as at 30 September 2009 were $460.4 billion which was an increase of $40.2 billion or 10% compared to 30 September 2008. The key movements in liabilities are outlined below.

•         Deposits in 2009 increased by $30.0 billion or 12.8% compared with 2008. The increase was due to growth in customer and business deposits, particularly in term deposits and online savings accounts;

•         Derivative financial instruments (liabilities) increased by $8.6 billion or 34.2%. Compared to 2008, the growth in derivative financial instruments reflected the impact of movements in the A$ (primarily against the US$) impacting the value of cross-currency swaps that hedge offshore borrowings. This impact offset a reduction in gross customer derivatives outstandings;

•         Other trading liabilities reduced by $5.9 billion as lower levels of repurchase transactions were undertaken; and

•         Debt issues increased by $12.5 billion or 12.4%. This reflected a focus on raising long term wholesale funding to fund asset growth.

Equity was $34.6 billion at 30 September 2009, an increase of $17.1 billion or 97.4% compared to 30 September 2008. The movement in equity was primarily attributable to:

•         the issue of Westpac ordinary shares on 1 December 2008 of $12.1 billion to facilitate the merger with St.George;

•         an ordinary share placement and share purchase plan of $2.5 billion and $0.4 billion respectively;

•         ordinary shares issued under the DRP and underwriting of the DRP in respect of the 2008 full year dividend of $1.9 billion; and

•         retained profits (net of dividends), which increased by $0.5 billion.

Loan quality

	2010	2009	2008
As at 30 September	$m	$m	$m
Total gross loans(1)	482,366	467,843	315,490
Average gross loans
Australia	428,861	381,858	243,797
New Zealand	45,171	45,832	44,383
Other overseas	5,428	6,529	5,227
Total average gross loans	479,460	434,219	293,407

(1)          Gross loans are stated before related provisions for impairment.

Total gross loans represented 78% of the total assets of the Group as at 30 September 2010, compared to 79% in 2009.

Our lending is focused on our core geographic markets in Australia and New Zealand. Australia and New Zealand average loans were $474.0 billion in 2010, increasing by $46.3 billion or 11% from $427.7 billion in 2009. This increase was predominantly due to growth in mortgage lending.

Other overseas average loans were $5.4 billion in 2010, a decrease of $1.1 billion or 17% from $6.5 billion in 2009.

Approximately 24% of the loans at 30 September 2010 mature within one year and 20% mature between one year and five years. Retail lending comprises the bulk of the loan portfolio maturing after five years.

REVIEW OF GROUP OPERATIONS

	2010	2009	2008	2007	2006
As at 30 September	$m	$m	$m	$m	$m
Impaired loans
Non-performing loans(1):
Gross	4,240	3,526	1,059	423	411
Impairment provisions	(1,677)	(1,308)	(438)	(159)	(167)
Net	2,563	2,218	621	264	244
Restructured loans:
Gross	132	71	6	4	22
Impairment provisions	(32)	(26)	—	—	(10)
Net	100	45	6	4	12
Overdrafts, personal loans and revolving credit greater than 90 days past due:
Gross	213	173	112	113	88
Impairment provisions	(155)	(148)	(97)	(107)	(80)
Net	58	25	15	6	8
Net impaired loans	2,721	2,288	642	274	264
Provisions for impairment on loans and credit commitments
Individually assessed provisions	1,622	1,228	413	148	164
Collectively assessed provisions	3,439	3,506	1,761	1,410	1,194
Total provisions for impairment on loans and credit commitments	5,061	4,734	2,174	1,558	1,358
Loan quality
Total impairment provisions for impaired loans to total impaired loans(2)	40.7%	39.3%	45.4%	49.2%	49.3%
Total impaired loans to total loans	0.95%	0.81%	0.37%	0.20%	0.22%
Total provisions for impairment on loans and credit commitments to total loans(3)	1.05%	1.01%	0.69%	0.56%	0.57%
Total provisions for impairment on loans and credit commitments to total impaired loans	110.4%	125.6%	184.8%	288.5%	260.7%
Collectively assessed provisions to non-housing performing loans	2.0%	1.8%	1.1%	1.1%	1.1%

(1)          Non-performing loans are loans with an impaired internal risk grade, excluding restructured assets.

(2)          Impairment provisions relating to impaired loans includes individually assessed provisions plus the proportion of the collectively assessed provisions that relate to impaired loans. The proportion of the collectively assessed provisions that relate to impaired loans was $244 million as at 30 September 2010 (2009 $254 million, 2008 $121 million, 2007 $118 million, 2006 $93 million). This sum is compared to the total gross impaired loans to determine this ratio.

(3)          In previous years this ratio has included, if applicable, the APRA required capital deduction (above A-IFRS provisioning levels) which formed part of the APRA termed General Reserve for Credit Losses. This ratio has been revised and is now based only on A-IFRS provisioning levels. The ratios at 30 September 2009 and 30 September 2008 were not impacted, the ratio at 30 September 2007 was revised from 0.61% to 0.56% and the ratio at 30 September 2006 was revised from 0.63% to 0.57%.

The quality of our loan portfolio as at 30 September 2010 remains relatively stable, with 74% of our exposure to either investment grade or secured consumer mortgages (2009 72%, 2008 75%) and 99% of our exposure in our core markets of Australia, New Zealand and Pacific Banking (2009 99%, 2008 98%).

Potential problem loans(1) as at 30 September 2010 amounted to $3,852 million, an increase of 23%, up from $3,130 million at 30 September 2009.

At 30 September 2010, total impaired loans as a percentage of total gross loans were 0.95%, an increase from 0.81% at 30 September 2009.

At 30 September 2010, we had 11 impaired counterparties with exposure greater than $50 million, collectively accounting for 20% of total impaired loans. This compares to 14 impaired counterparties with exposure greater than $50 million in 2009 accounting for 28% of total impaired loans. There were a further 96 impaired exposures at 30 September 2010 that were less than $50 million and greater than $10 million (2009 56 impaired exposures).

(1)          Potential problem loans are facilities that are performing and no loss is expected, but the customer demonstrates significant weakness in debt servicing or security cover that could jeopardise repayment of debt on current terms if not rectified.

We believe that Westpac remains appropriately provisioned with total impairment provisions for impaired loans to total impaired loans coverage at 40.7% at 30 September 2010. Total provisions for impairment in loans and credit commitments represented 110.4% of total impaired loans as at 30 September 2010, down from 125.6% at 30 September 2009. The decrease was primarily driven by higher impaired assets. Total provisions for impairments on loans and credit commitments to total loans were 1.05% at 30 September 2010, up from 1.01% at 30 September 2009 (2008 0.69%).

Consumer mortgage loans 90 days past due at 30 September 2010 were 0.47% of outstandings, an increase of 10 basis points compared to 30 September 2009 (2008 0.39%).

Other consumer loan delinquencies (including credit card and personal loan products) were 1.25% of outstandings as at 30 September 2010, an increase of 21 basis points from 1.04% of outstandings as at 30 September 2009 (2008 1.00%).

Capital resources

Capital management strategy

Westpac’s approach seeks to balance the fact that capital is an expensive form of funding with the need to be adequately capitalised as an ADI. Westpac considers the need to balance efficiency, flexibility and adequacy when determining sufficiency of capital and when developing capital management plans.

Westpac evaluates these considerations through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

•         the development of a capital management strategy including target capital ratios, capital buffers and contingency plans which guide the development of specific capital plans;

•         consideration of both economic and regulatory capital driven requirements;

•         a process which challenges the capital measures, coverage and requirements, which incorporates a comparison of economic and regulatory requirements and the use of the Quantitative Scenario Analysis (stress testing) framework that considers, amongst other things, the impact of adverse economic scenarios that threaten the achievement of planned outcomes; and

•         consideration of the perspectives of external stakeholders such as regulators, rating agencies and equity investors.

Westpac’s capital ratios are in compliance with APRA minimum capital adequacy requirements.

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

As provided for in the Basel II accord, APRA has exercised a number of discretions to make the framework more relevant in the Australian market, and in particular has required that Australian banks using the most sophisticated models for credit and operational risk will also be required to hold regulatory capital for the interest rate risk taken in the banking book. The models used to quantify this risk are similar to the models used for traded market risk. In addition APRA has applied discretion in the calculation of the components of regulatory capital.

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

APRA approved the use of the AIRB approach for credit risk and the AMA approach for operational risk for portfolios originated by the former St.George Bank Limited, from 30 June 2010 onwards. There is now also a requirement to hold regulatory capital for IRRBB. Market risk and equity risk regulatory capital from the former St.George Bank Limited are now measured on the same basis as the rest of the Group.

APRA has applied transitional floors in the calculation of regulatory capital minimums, limiting initial regulatory capital relief to a maximum of 10% of the capital requirements under the Basel I approach. It is unclear how long these transitional arrangements will be maintained.

Refer to Significant developments in Section 1 for a discussion on future regulatory developments that may impact upon capital requirements.

REVIEW OF GROUP OPERATIONS

Purchases of equity securities

	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share $	Total Number of Ordinary Shares Purchased as Part of a Publicly Announced Program	Maximum Number (or Approximate $ Value) of Ordinary Shares that may yet be Purchased Under the Plans or Programs
Month
October (2009)	82,805	26.12	—	n/a
November (2009)	3,047	24.25	—	n/a
December (2009)	—	—	—	n/a
January (2010)	—	—	—	n/a
February (2010)	113,058	23.61	—	n/a
March (2010)	240,099	27.37	—	n/a
April (2010)	—	—	—	n/a
May (2010)	—	—	—	n/a
June (2010)	193,191	23.19	—	n/a
July (2010)	30,961	21.58	—	n/a
August (2010)	6,515	22.13	—	n/a
September (2010)	—	—	—	n/a
Total	669,676	25.04	—	—

Purchases of ordinary shares during the year were made on market and relate to the following:

•         to deliver to employees upon the exercise of options and performance share rights: 181,667 ordinary shares; and

•         treasury shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac in respect of equity derivatives sold to customers: 488,009 ordinary shares.

Refer to Note 24 to the financial statements for a discussion of treasury share purchases.

Commitments

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments. The following table shows our significant contractual cash obligations as at 30 September 2010:

	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m
On balance sheet long term debt(1)	22,656	44,019	35,255	14,009	115,939
Operating leases(2)	413	680	483	695	2,271
Other commitments(2)	480	318	126	126	1,050
Total contractual cash obligations	23,549	45,017	35,864	14,830	119,260

(1)          Refer to Note 22 to the financial statements for details of on balance sheet long-term debt.

(2)          Refer to Note 34 to the financial statements for details of expenditure commitments.

The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities.

Commercial commitments(1)

The following table shows our significant commercial commitments as at 30 September 2010:

	Less Than 1 Year	Between 1 and 3 Years	Between 3 and 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m
Standby letters of credit and financial guarantees	1,142	1,126	102	2,072	4,442
Trade letters of credit	1,014	—	—	—	1,014
Non-financial guarantees	253	3,212	397	3,368	7,230
Undrawn loan commitments	21,269	43,660	5,204	70,088	140,221
Other commitments	243	—	12	96	351
Total commercial commitments	23,921	47,998	5,715	75,624	153,258

(1)          The numbers in this table are notional amounts (refer to Note 36 to the financial statements).

DIVISIONAL PERFORMANCE

Divisional performance — 2010 v 2009

Our operations comprise five primary customer-facing business divisions:

•         Westpac Retail & Business Banking, which we refer to as Westpac RBB;

•         Westpac Institutional Bank, which we refer to as WIB;

•         St.George Bank;

•         BT Financial Group (Australia), which we refer to as BTFG; and

•         New Zealand Banking.

Our Other division includes Product & Operations, Technology, Group Treasury, Pacific Banking and Core Support.

During 2010, the accounting standard AASB 8 Operating Segments was applied for the first time. This standard requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing the financial performance of our divisions internally, we use a measure of performance we refer to as ‘Cash Earnings’. To calculate Cash Earnings we adjust the statutory results for the items outlined below. We believe Cash Earnings allows us to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies. A reconciliation of Cash Earnings to net profit attributable to equity owners for each business division is set forth in Note 32. A more detailed explanation of Cash Earnings adjustments is set out below. Three categories of adjustments are made to statutory results to determine Cash Earnings:

•         material items that key decision makers of Westpac believe do not reflect ongoing operations;

•         items that are not considered when dividends are recommended, such as the amortisation of intangibles and economic hedging impacts; and

•         accounting reclassifications between individual line items that do not impact statutory results, such as policy holder tax recoveries.

The discussion of our Divisional performance in this section is presented on a Cash Earnings basis, unless otherwise stated. Cash Earnings is not directly comparable to statutory results presented in other parts of this Annual Report.

Cash Earnings adjustments include the following:

1.        The Life Insurance standard AASB 1038 requires the grossing up of tax expense and income for the tax on earnings applicable to holders of our life policies (policy holders tax recoveries). Our Cash Earnings adjustment reverses the impact of this gross up to provide comparability across reporting periods.

2.        Trust Preferred Securities (TPS) revaluations — Adjustment for economic hedges, including associated tax effects impacting the foreign currency translation reserve, relating to hybrid instruments classified as non-controlling interests. The hybrid instrument is not fair valued, however, the hedge is fair valued and therefore there is a mismatch in the timing of income recognition in the statutory results. The mismatch is added back in deriving Cash Earnings as it does not affect the Group’s profits over time.

3.        Treasury Shares — Under A-IFRS, Westpac shares held by the Group in managed funds and life business are deemed to be treasury shares and the results of holding these shares are not permitted to be recognised as income. In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in deriving income.

4.        Ineffective hedges — The gain/(loss) on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain/(loss) arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time.

5.        As part of the merger with St.George, transaction and integration expenses incurred over three years are being treated as a Cash Earnings adjustments as they do not impact the earnings expected from St.George following the integration period.

6.        Fair value gain/(loss) on other economic hedges (which do not qualify for hedge accounting under A-IFRS) comprise:

•         the unrealised fair value gain/(loss) on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving Cash Earnings in the current period as it may potentially create a material timing difference on reported earnings. The Cash Earnings adjustment ensures that this does not affect the Group’s Cash Earnings during the life of the hedge;

•         the unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings in the current period as it may potentially create a material timing difference on reported earnings. The Cash Earnings adjustment ensures that this does not affect the Group’s Cash Earnings during the life of the hedge; and

•         the unrealised fair value gains/(losses) on hedges of accrual accounted term funding transactions are reversed in deriving Cash Earnings in the current period as it may potentially create a material timing difference on reported earnings but does not affect the Group’s Cash Earnings during the life of the hedge.

7.        The merger with St.George resulted in the recognition of core deposit intangibles and customer relationship intangible assets that are amortised over their useful lives, ranging between five and nine years. The amortisation of intangible assets (excluding software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders.

8.        In year ended 30 September 2009, the Group increased tax provisioning by $703 million for New Zealand structured finance transactions entered into between 1998 and 2002. The increase in the provision followed the High Court in New Zealand finding in favour of the CIR in proceedings where Westpac challenged amended tax assessments in relation to these transactions. Due to the significant size and historical nature of the issue, the provision was treated as a Cash Earnings adjustment. In the year ended 30 September 2010, the Group reached a settlement with the CIR by agreeing to pay 80% of the full amount of primary tax and interest. The associated reversal of tax provisions of $106 million in the year ended 30 September 2010 has also been treated as a Cash Earnings adjustment.

9.        The accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders.

10.  Finalisation of a component of tax consolidation related to the merger with St.George gave rise to an income tax expense adjustment of $685 million for the year ended 30 September 2010. The tax consolidation process required Westpac to reset the tax value of certain St.George assets to the appropriate market value of those assets as at the time of tax consolidation (31 March 2009). This has been treated as a Cash Earnings adjustment due to its size and it does not reflect ongoing operations.

11.  In the year ended 30 September 2008, the gains associated with the initial public offering (IPO) of BT Investment Management Limited (BTIM) ($136 million, $86 million after tax), the IPO of Visa Inc. ($295 million, $205 million after tax) and merger transaction expenses and related integration expenses were treated as cash earnings adjustments as they were non-recurring and did not reflect the ongoing operations of the Group.

12.  Other non-statutory adjustments comprise:

•         in the year ended 30 September 2009, a provision of $121 million ($85 million after tax) with respect to long-standing legal proceedings, where a judgment was received in the full year ended 30 September 2009. This was treated as a Cash Earnings adjustment due to its size and historical nature; and

•         in the year ended 30 September 2008, one-off expenses related to efficiency initiatives and capitalised expense reviews were treated as Cash Earnings adjustments, as these were deemed to be material items that did not reflect on-going operations.

All Cash Earnings adjustments other than item 7 above impact Other divisions. Item 7 impacts St.George Bank and BT Financial Group (Australia), the divisions that hold the underlying intangible assets.

DIVISIONAL PERFORMANCE

Cash Earnings and assets by division

The following tables present, for each of the key divisions of our business, the Cash Earnings and total assets at the end of the financial years ended 30 September 2010, 2009 and 2008. Refer to Note 32 to the financial statements for the disclosure of our geographic and business segments and the reconciliation to net profit attributable to equity holders.

Cash Earnings by business division

	2010	2009	2008
Years ended 30 September	$m	$m	$m
Westpac Retail & Business Banking	1,756	1,908	1,752
Westpac Institutional Bank	1,514	339	796
St.George Bank	1,041	930	—
BT Financial Group (Australia)	595	484	399
New Zealand Banking	258	194	395
Other divisions(1)	715	657	384
Total Cash Earnings	5,879	4,512	3,726

(1)	Other divisions include the results of Product & Operations, Technology, Group Treasury, Pacific Banking and Core Support.

Total assets by business division

	2010	2009	2008
As at 30 September	$bn	$bn	$bn
Westpac Retail & Business Banking	244	220	194
Westpac Institutional Bank	99	115	119
St.George Bank	134	128	—
BT Financial Group (Australia)	28	26	23
New Zealand Banking	39	40	40
Other divisions(1)	74	61	64
Total assets	618	590	440

(1)	Other divisions includes Product & Operations, Technology, Group Treasury, Pacific Banking and Core Support.

In presenting divisional results on a management reporting basis, internal charges and transfer pricing adjustments are included in the performance of each business reflecting our management structure rather than a legal one (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, comparatives have been revised and may differ from results previously reported.

Our internal transfer-pricing framework attributes value between divisions. Its primary attributes are:

•         Treasury funding — product balances are transfer-priced at inter-bank rates according to the tenor of the underlying transactions;

•         overhead costs are allocated to revenue generating businesses; and

•         capital charges are allocated to business groups based upon designated risk factors.

Westpac Retail & Business Banking

Westpac Retail & Business Banking (Westpac RBB) is responsible for sales and service for our consumer, small to medium enterprise customers and commercial customers (typically with turnover up to $50 million) in Australia under the Westpac and RAMS brands. Activities are conducted through our nationwide network of branches and business banking centres, home finance managers (HFMs) and specialised consumer and business relationship managers, with the support of cash flow, financial markets and wealth specialists, customer service centres, ATMs and internet channels.

Performance of Westpac RBB

	2010	2009	2008
	$m	$m	$m
Net interest income	5,132	4,943	4,287
Non-interest income	1,014	1,274	1,356
Net operating income before operating expenses and impairment charges on loans	6,146	6,217	5,643
Operating expenses	(3,045)	(2,943)	(2,787)
Profit before impairment charges on loans and income tax expense	3,101	3,274	2,856
Impairment charges on loans	(589)	(551)	(352)
Profit before income tax	2,512	2,723	2,504
Income tax expense	(756)	(815)	(752)
Cash Earnings	1,756	1,908	1,752
Cash Earnings adjustments	—	—	—
Net profit attributable to equity holders of Westpac	1,756	1,908	1,752

	$bn	$bn	$bn
Deposits	114.5	103.8	86.9
Loans	239.1	215.6	189.0
Total assets	243.7	219.6	193.9
Total operating expenses to net operating income ratio	49.5%	47.3%	49.4%

2010 v 2009

Westpac RBB Cash Earnings were $1,756 million in 2010, a decrease of $152 million or 8% compared to 2009.

In 2010, the division’s Cash Earnings were impacted by two factors. The first was a reduction in customer fees which led to a reduction in non-interest income by $182 million and Cash Earnings by $127 million following the decision to reduce fee rates from 1 October 2009. Secondly, in 2009 changes to credit card loyalty points impacted both revenue and expense, with Cash Earnings increasing by $22 million in that year. Excluding these factors, between 2009 and 2010 net operating income increased 4% while operating expenses increased 7%.

In 2010, net interest income was $5,132 million, an increase of $189 million or 4% compared to 2009. This was driven by solid balance sheet growth, partially offset by higher retail and wholesale funding costs. The majority of growth in lending in 2010 was in mortgages, up 14% and around 1.4 times system growth. Mortgage growth eased through the year with the Group’s focus on existing customers and higher returning businesses leading to:

•         an increase in mortgages written through proprietary channels to 64% in 2010 from 56% in 2009; and

•         strong customer retention, with the division retaining its significant market share gain of over 2% since the beginning of 2009.

Credit card and other personal lending decreased 1% in 2010 compared to 2009, as consumer customers chose to reduce their gearing over the year. Business lending increased 2% in 2010 compared to 2009, as small and medium businesses remained cautious. Around half the growth in business lending was due to business transferred from the Institutional Bank over the year reflecting segmentation of business customers. While the pipeline of business lending substantially improved during the year, this has not yet translated to increased drawdowns.

Deposits increased 10% in 2010 compared to 2009, driven by a 23% increase in term deposits (mostly in the first half of 2010), assisted by December 2009 promotions.

The Westpac Local business model, providing local Bank Managers with the authority and resources to meet the needs of their local markets, combined with further increases in the skill base of relationship roles has:

•         contributed to customers with four or more products increasing from 28.5% in 2009 to 30.3% in 2010; and

•         supported the strong cross-sell of insurance and superannuation. A highlight of the year was our branch network helping BT Super for Life FUM exceed $1 billion.

DIVISIONAL PERFORMANCE

Net-interest margins declined 19 basis points over the year, principally driven by higher retail and wholesale funding costs and a shift in the portfolio to lower spread products, including mortgages, as well as term and online deposits. Partially offsetting this decline was some repricing of the portfolio. Most of the decline in margins over the year was in the second quarter of the year with the trend easing slightly since then.

Non-interest income was $1,014 million in 2010, a decrease of $260 million or 20% compared to 2009. Items contributing to the decrease included:

•         reduced customer fees ($182 million) following the decision to reduce fee rates from 1 October 2009;

•         lower redemption of credit card loyalty points ($125 million); and

•         a reduction in foreign ATM fees ($21 million) following the move to direct charging in 2009.

Partially offsetting these declines was an improvement in business line fees and higher card interchange fees compared to 2009.

Operating expenses were $3,045 million in 2010, an increase of $102 million or 3% compared to 2009. This modest rate of growth was helped by efficiency improvements in support areas and lower credit card loyalty point redemption costs of $94 million. The rise in expenses reflected:

•         additional front line investment, enhancing the skill base of relationship roles, opening nine additional branches and one additional business banking centre, and installing an additional 59 ATMs; and

•         higher expenses associated with technology projects.

Impairment charges were $589 million in 2010, an increase of $38 million or 7% compared to 2009, as the lagged impact of slower growth combined with higher interest rates led to an increase in consumer impairment charges. Business impairment charges were $19 million lower than 2009, reflecting a slowdown in the emergence of new stressed exposures.

The credit quality of the consumer portfolio remains sound, although there has been some rise in delinquencies through the year:

•         90 day delinquencies in the mortgage portfolio increased 15 basis points to 0.46% at 30 September 2010. Most of the rise can be traced back to lending in Western Australia and Queensland, with both markets experiencing significant increases in delinquencies compared to 2009; and

•         90 day delinquencies in credit cards increased 28 basis points to 1.12% at 30 September 2010. Much of the increase was recorded in the first half of the year, with delinquencies easing since then.

Income tax expense was $756 million in 2010, a decrease of $59 million or 7% compared to 2009. This equated to an effective tax rate of 30.1% in 2010 compared to 29.9% in 2009.

For a discussion of the results of Westpac RBB for 2009 v 2008, refer to ‘Divisional performance — 2009 v 2008’ in this Annual Report.

Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and government customers either based in, or with interests in, Australia and New Zealand.

WIB operates through dedicated sales industry teams, supported by specialist knowledge in financial and debt capital markets, transactional banking, specialised capital, margin lending, broking and alternative investment solutions.

Customers are supported through branches and subsidiaries located in Australia, New Zealand, New York, London and Asia.

The merger between Westpac and St.George Bank Limited was deemed to have occurred, for accounting purposes, on 17 November 2008. Cash Earnings of St.George institutional businesses are included in the WIB results for the period from 18 November 2008 to 30 September 2009. The 2010 Cash Earnings are not directly comparable to 2009 due to the additional six weeks of the St.George institutional businesses included in 2010.

Performance of WIB

	2010	2009	2008
	$m	$m	$m
Net interest income	1,776	1,761	1,248
Non-interest income	1,519	1,249	1,110
Net operating income before operating expenses and impairment charges on loans	3,295	3,010	2,358
Operating expenses	(1,038)	(1,011)	(902)
Profit before impairment charges on loans and income tax expense	2,257	1,999	1,456
Impairment charges on loans	(123)	(1,516)	(341)
Profit before income tax	2,134	483	1,115
Income tax expense	(620)	(144)	(319)
Cash Earnings	1,514	339	796
Cash Earnings adjustments	—	—	—
Net profit attributable to equity holders of Westpac	1,514	339	796

	$bn	$bn	$bn
Deposits	47.8	51.0	36.9
Loans	61.5	75.3	75.9
Total assets	99.2	114.6	119.0
Total operating expenses to net operating income ratio	31.5%	33.6%	38.3%

2010 v 2009

WIB Cash Earnings were $1,514 million in 2010, an increase of $1,175 million or 347% compared to 2009. The improved performance was primarily due to an increase of $285 million in net operating income and a decrease of $1,393 million in impairment charges.

Net interest income was $1,776 million in 2010, an increase of $15 million or 1% compared to 2009. Excluding the impact of the additional six weeks of St.George’s operations, net interest income was flat.

The operating environment has undergone change during 2010 as markets emerged from the global financial crisis. This included corporate clients remaining cautious and continuing to deleverage, and financial markets exhibiting lower volatility.

The focus on deleveraging saw lending steadily decline, falling 18% over 2010, with much of the reduction recorded in the commercial property, financial institution, industrials and materials sectors. Partially offsetting the impact of lower volumes were higher net interest margins from the repricing of facilities to better reflect increased pricing for risk, improved line fees and higher establishment fees associated with the early repayment of debt. Improved returns from the Transaction and Client Services deposit business also supported net interest income.

Non-interest income was $1,519 million in 2010, an increase of $270 million or 22% compared to 2009. The additional six weeks of St.George’s operations contributed 3% growth. Excluding the impact of St.George, non-interest income reflected the following:

•         a $130 million increase in fees associated with unused lines of credit, repriced to better reflect the capital cost of these commitments;

•         the Hastings business recording much improved income in 2010, assisted by $35 million of gains from asset sales; and

•         higher revenue in the Equities business, up $55 million compared to 2009, as the repositioning of this business and more favourable equity markets led to strong results from the Structured Products business.

DIVISIONAL PERFORMANCE

Partially offsetting the rise in non-interest income was a decline in markets-related income in both Foreign Exchange and Debt Markets. Foreign Exchange earnings decreased $256 million over 2010 after a strong performance in 2009. The decline reflected lower volatility and market spread retraction, which reduced revenue opportunities. Debt Markets non-interest income was also lower from reduced market volatility, although the business benefited from improved credit spreads in the first half of 2010.

Operating expenses were $1,038 million in 2010, an increase of $27 million or 3% compared to 2009. The inclusion of St.George’s operations for an additional six weeks in 2010 increased operating expenses by 2%. The remaining increase was mainly due to increases in performance-related pay, consistent with the improved Cash Earnings. Partially offsetting this rise was the translation benefit of $12 million on offshore expenses due to the higher Australian dollar.

Impairment charges on loans were $123 million in 2010, a decrease of $1.4 billion or 92% compared to 2009. The impact of including St.George impairment charges for the full year was not significant. Impairment charges on loans were materially lower in 2010 due to:

•         a decline in the number of new single name impaired assets;

•         the improved operating environment seeing a reduction in new stressed assets, reducing CAPs;

•         the fall in lending, reducing associated CAPs;

•         the margin lending portfolio having net write-backs during the year; and

•         updates to provisioning factor changes, reducing CAPs by $124 million.

Income tax expense was $620 million in 2010, an increase of $476 million or 331% compared to 2009, primarily due to increased profit before income tax. This equated to an effective tax rate of 29.1% for 2010 compared to 29.8% in 2009.

For a discussion of the results of WIB for 2009 v 2008, refer to ‘Divisional performance — 2009 v 2008’ in this Annual Report.

St.George Bank

St.George Bank is responsible for sales and service for our consumer, business and corporate customers in Australia under the St.George and BankSA brands.

Consumer activities are conducted through a network of branches, third party distributors, call centres, ATMs, Electronic Funds Transfer Point of Sale (EFTPOS) terminals and internet banking services. Business and corporate customers (businesses with facilities typically up to $150 million) are provided with a wide range of banking and financial products and services, including specialist advice for cash flow finance, trade finance, automotive and equipment finance, property finance, transaction banking and treasury services. Sales and service activities for business and corporate customers are conducted by relationship managers via business banking centres, internet and customer service centre channels.

The merger between Westpac and St.George Bank Limited was deemed to have occurred for accounting purposes on 17 November 2008. Cash Earnings of St.George Bank are included in the 2009 consolidated results for the period from 18 November 2008 to 30 September 2009. The 2010 Cash Earnings are not directly comparable to 2009 due to the additional six weeks of St.George Bank’s operations included in 2010.

Performance of St.George Bank

	2010	2009
	$m	$m
Net interest income	2,668	2,313
Non-interest income	572	589
Net operating income before operating expenses and impairment charges on loans	3,240	2,902
Operating expenses	(1,242)	(1,027)
Profit before impairment charges on loans and income tax expense	1,998	1,875
Impairment charges on loans	(511)	(547)
Profit before income tax	1,487	1,328
Income tax expense	(446)	(398)
Cash Earnings	1,041	930
Cash Earnings adjustments	(129)	(113)
Net profit attributable to equity holders of Westpac	912	817

	$bn	$bn
Deposits	65.6	61.1
Loans	126.8	121.2
Total assets	134.0	127.6
Total operating expenses to net operating income ratio	38.3%	35.4%

2010 v 2009

St.George Bank Cash Earnings were $1,041 million in 2010, an increase of $111 million or 12% compared to 2009.

Net interest income increased $355 million or 15% in 2010 compared to 2009. Excluding the impact of the additional six weeks of St.George’s operations, net-interest income increased 2%. This was driven by balance sheet growth, partially offset by lower margins from higher retail and wholesale funding costs. The discussion that follows excludes the impact of the additional six weeks of St.George net-interest income.

The majority of growth in lending compared to 2009 was in mortgages, which increased 8% at around 0.8 times banking system(1). The division sought to rebalance growth over the year focusing on proprietary channels and reducing up-front discount rate offers. As a result, proprietary channels increased to 62% of inflows, an increase from 50% in 2009.

Credit card and other personal lending grew 10% compared to 2009, assisted by the launch of a new rewards-based card in April 2010 called Amplify. Development of the Amplify card leveraged off the broader experience of the Group and allowed St.George to introduce a new offer into its product suite. Business lending decreased 5% compared to 2009, as businesses continued to reduce gearing, particularly in the commercial property portfolio. The division continued to adjust its portfolio mix, increasing the proportion of non-property lending to 59% from 55% at 30 September 2009, with particularly good growth in the auto, trade and hospitality sectors.

Deposits increased 7% in 2010 compared to 2009, with good growth in transactions, savings and term deposits.

Excluding the impact of the additional six weeks of St.George, net interest margins declined 13 basis points compared to 2009, to 1.91% for 2010, due to higher wholesale and retail funding costs and a change in the mix of the portfolio towards lower spread products, including mortgages and term deposits. The majority of the margin decline occurred in the first half of 2010.

(1)  APRA system growth, 12 months to 30 September 2010.

DIVISIONAL PERFORMANCE

Non-interest income decreased $17 million or 3% in 2010 compared to 2009. The additional six weeks of St.George non-interest income contributed 15% to the year on year movement. Excluding the impact of the additional six weeks of St.George’s operations the underlying decrease arose due to:

•         the decision to reduce certain customer fees;

•         the full period impact of the move to direct charging for ATM fees; and

•         lower sales from financial markets products.

St.George Bank also benefited from the improved cross-sell of key Group products, including Super for Life (with almost 20,000 sales) and home and contents insurance.

Operating expenses increased $215 million or 21% in 2010 compared to 2009. Excluding the impact of the additional six weeks of St.George expenses, operating expenses increased 4%. This growth in expenses was driven by technology projects and further investment in the front line, with an additional nine branches and 14 ATMs opened during the year.

Impairment charges on loans decreased $36 million or 7% or in 2010 compared to 2009. Excluding the impact of the additional six weeks of St.George impairments, the decline was 14%. This arose as business impairment charges eased and property markets stabilised, offsetting some increase in consumer-related impairment charges.

New IAPs increased $15 million in 2010 compared to 2009 due to continuing stress in the commercial property sector.

New CAPs decreased $1 million in 2010 compared to 2009. The fall was primarily due to a decline in new corporate stress.

The credit quality of the consumer portfolio continues to remain sound:

•         90 day delinquencies in the mortgage portfolio increased 1 basis point to 0.36% at 30 September 2010; and

•         90 day delinquencies in other consumer loans increased 6 basis points to 1.03% at 30 September 2010.

Income tax expense was $446 million in 2010, an increase of $48 million or 12% compared to 2009. The impact of including St.George tax for the full year in 2010 was not significant. This equated to an effective tax rate of 30.0% in 2010 compared to 30.0% in 2009.

For a discussion of the results of St.George Bank for 2009 v 2008, refer to ‘Divisional performance — 2009 v 2008’ in this Annual Report.

BT Financial Group (Australia)

BT Financial Group (Australia) (BTFG) is the wealth management arm of the Group which, following the merger with St.George Bank Limited, also includes the wealth division of St.George.

Funds Management operations include:

•         the manufacturing and distribution of investment, superannuation and retirement products;

•         investment platforms such as Wrap and Master Trusts; and

•         private banking and financial planning.

Insurance solutions cover the manufacturing and distribution of life, general and lenders mortgage insurance and deposit bonds.

BTFG’s brands include Advance Asset Management, Asgard, BT, BT Investment Management (60% owned by the Group and consolidated in BTFG’s Funds Management business), Licensee Select, Magnitude, Ascalon, Securitor, and the advice, private banking and insurance operations of BankSA, St.George and Westpac RBB.

The merger between Westpac and St.George Bank Limited was deemed to have occurred, for accounting purposes, on 17 November 2008. Accordingly the Cash Earnings of St.George wealth businesses are included in the BTFG results for the period from 18 November 2008 to 30 September 2009. The 2010 Cash Earnings are not directly comparable to 2009 due to the additional six weeks of the St.George wealth businesses included in 2010.

Performance of BTFG

	2010	2009	2008
	$m	$m	$m
Net interest income	257	263	111
Non-interest income	1,475	1,284	1,096
Net operating income before operating expenses and impairment charges on loans	1,732	1,547	1,207
Operating expenses	(866)	(829)	(645)
Profit before impairment charges on loans and income tax expense	866	718	562
Impairment charges on loans	(12)	(17)	(4)
Profit before income tax	854	701	558
Income tax expense	(251)	(213)	(155)
Non-controlling interests	(8)	(4)	(4)
Cash Earnings	595	484	399
Cash Earnings adjustments	(17)	(15)	—
Net profit attributable to equity holders of Westpac	578	469	399

	$bn	$bn	$bn
Deposits	16.0	13.2	10.6
Loans	11.2	9.5	7.8
Total assets	27.5	26.1	22.7
Funds under management	42.5	41.9	32.3
Funds under administration	79.9	76.7	41.6
Total operating expenses to net operating income ratio	50.0%	53.6%	53.4%

DIVISIONAL PERFORMANCE

2010 v 2009

BTFG Cash Earnings were $595 million in 2010, an increase of $111 million or 23% compared to 2009. Excluding the impact of the additional six weeks of St.George’s operations, Cash Earnings increased 21%. The increase was primarily due to a strong contribution from Funds Management, driven by improved asset markets and strong net inflows.

Net interest income decreased $6 million or 2% in 2010 compared to 2009. Excluding the impact of the additional six weeks of St.George’s operations, net-interest income decreased 5%. The primary driver of this decrease was the reclassification of income, from net-interest income to non-interest income, to align the accounting treatment of Asgard with the approach applied to similar BT Wrap income. This decrease was offset by good deposit growth in the Private Bank during the year.

Non-interest income increased $191 million or 15% in 2010 compared to 2009. Excluding the impact of the additional six weeks of St.George’s operations, non-interest income increased 12%. The increase was primarily driven by higher fees generated from FUM and FUA balances. Other factors driving this 12% increase are discussed below.

FUM was $42.5 billion at 30 September 2010, an increase of $0.6 billion or 1% compared to 30 September 2009, principally driven by net inflows during the year as market sentiment improved. FUM margins were down slightly over the year. Super for Life, now being distributed through St.George, Bank SA and Westpac, continued to generate very strong growth with over 200,000 customers registered and FUM doubling to over $1 billion at 30 September 2010.

FUA was $79.9 billion at 30 September 2010, an increase of $3.2 billion or 4% compared to 30 September 2009, primarily due to positive net inflows (principally on the BT Wrap platform). FUA margins were down over the year, as investors moved to lower margin equity products.

The Insurance business generated non-interest income after commission expenses of $377 million in 2010. The impact of the additional six weeks of St.George’s operations was not significant. The Life Insurance business experienced growth due to strong premium growth, with much of this arising from life policies on the Wrap platform. This was partially offset by a decline in General Insurance; while premium income was higher and cross sell continues to improve, higher claims offset growth. Lenders Mortgage Insurance was down as a result of slightly higher claims and the decision to refer mortgage insurance to a third party for all mortgages with a loan to value ratio (LVR) > 90%.

The Capital and other segment of BTFG also contributed to the improvement from 2009, with most of this due to higher interest rates boosting the return on invested capital. BTFG continues to invest its capital conservatively.

Operating expenses were $866 million in 2010, an increase of $37 million or 4% compared to 2009. Excluding the impact of the additional six weeks of St.George’s operations, operating expenses increased 1%. This increase was primarily driven by the increased number of employees in Private Bank and Advice, along with higher volume related expenses and increased advertising spend during the year. This increase was offset by improved GST recoveries, lower non-lending losses and merger synergies.

Impairment charges on loans were $12 million in 2010, a decrease of $5 million or 29% compared to 2009. The decrease, excluding the impact of the additional six weeks of St.George, was due to lower IAPs during the year.

Income tax expense was $251 million in 2010, an increase of $38 million or 18% compared to 2009. The impact of including St.George for the full year in 2010 was not significant. This equated to an effective tax rate of 29.4% for 2010 compared to 30.4% in 2009.

For a discussion of the results of BTFG for 2009 v 2008, refer to ‘Divisional performance — 2009 v 2008’ in this Annual Report.

New Zealand Banking

The Group conducts its New Zealand banking business through two banks in New Zealand: Westpac New Zealand Limited (WNZL), which is incorporated in New Zealand and provides consumer and business banking operations; and Westpac Banking Corporation (NZ Division), a branch of Westpac Banking Corporation, which is incorporated in Australia and forms part of WIB.

New Zealand Banking is responsible for sales and service of banking, wealth and insurance products for consumers and small to medium business customers in New Zealand. The division operates via an extensive network of branches and ATMs across both the North and South Islands. Institutional customers are supported by the New Zealand Institutional Bank, the results of which appear in WIB.

Performance of New Zealand Banking

	2010	2009	2008
	A$m	A$m	A$m
Net interest income	957	1,007	970
Non-interest income	277	332	355
Net operating income before operating expenses and impairment charges on loans	1,234	1,339	1,325
Operating expenses	(592)	(604)	(599)
Profit before impairment charges on loans and income tax expense	642	735	726
Impairment charges on loans	(276)	(466)	(143)
Profit before income tax	366	269	583
Income tax expense	(106)	(73)	(185)
Non-controlling interests	(2)	(2)	(3)
Cash Earnings	258	194	395
Cash Earnings adjustments	—	—	—
Net profit attributable to equity holders of Westpac	258	194	395

	A$bn	A$bn	A$bn
Deposits	23.2	23.6	22.8
Loans	37.9	39.1	39.0
Total assets	39.0	40.1	39.9
Funds under management	1.7	1.7	1.7
Total operating expenses to net operating income ratio	48.0%	45.1%	45.3%

2010 v 2009

New Zealand Banking Cash Earnings were A$258 million in 2010, an increase of A$64 million or 33% compared to 2009. We believe this was a good result given the slow economic recovery in New Zealand. Contributing to the improved performance was a substantial improvement in growth of loans and deposits relative to system, and a significant reduction in impairment charges from the peak in 2009. These positives were offset by the reduction in certain customer fees from October 2009, higher funding costs and additional expenses associated with the aftermath of the Canterbury earthquake. Exchange rate movements had an A$4 million negative impact on earnings.

Net interest income was A$957 million in 2010, a decrease of A$50 million or 5% compared to 2009. Net interest income declined by 3% in NZ$ terms. The decrease was due to lower margins from higher funding costs, partially offset by growth in loans.

Loans and deposits(1) grew by 4% and 6% respectively (in NZ$ terms) compared to 30 September 2009 due to the following:

•         mortgage growth of 6% was achieved over the year, at 2.4 times system(2). Third party originations accounted for 30% of new mortgage lending in 2010, down from 32% in 2009;

•         other consumer lending was down 6% primarily due to slowing consumer spending and the impact of higher interest rates;

•         business lending recorded a modest increase, up 2% over the year, particularly in Agribusiness, Corporate Banking and the Northern Regions — while system business growth declined; and

•         deposit growth of NZ$1.7 billion funded 81% of loan growth driven by strong growth in term deposits.

Net interest margins declined 13 basis points in NZ$ terms compared to 2009, primarily due to higher retail and wholesale funding costs. Margins improved in the second half of 2010 as the mix of new business favoured higher margin products, and products were repriced more appropriately for risk and funding costs.

(1)	Loans and deposits growth has been determined on a spot basis, comparing balances at 30 September 2010 to balances at 30 September 2009.
(2)	Reserve Bank of New Zealand (RBNZ), 12 months to 30 September 2010.

DIVISIONAL PERFORMANCE

Non-interest income was A$277 million in 2010, a decrease of A$55 million or 17% compared to 2009. This was impacted by the change in customer fee structures introduced in October 2009, which reduced fee income by NZ$57 million over the year. Lower fee income was partially offset by improved wealth fees and higher insurance premium income.

Operating expenses were A$592 million in 2010, a decrease of A$12 million or 2% compared to 2009. In NZ$ terms, operating expenses increased by NZ$5 million or 1% compared to 2009. The bulk of the increase in expenses was due to NZ$3.5million of expenses associated with the September 2010 Canterbury earthquake.

Investment in the front line included the opening of eight branches and a further investment in capability, including additional training in credit and customer sales systems and processes. Of the eight branches opened (six in the Auckland market), seven were community branches, which are outlets with a smaller footprint and increased self serve options.

Impairment charges on loans were A$276 million in 2010, a decrease of A$190 million or 41% compared to 2009. In NZ$ terms, impairment charges decreased by NZ$225 million or 39% compared to 2009. The reduction from the 2009 peak was due to a smaller number of large problem exposures not recurring during 2010. The improving New Zealand economy supported a stabilisation in housing delinquencies (in 2010, 90 day delinquencies were flat at 0.75%) and business lending stressed assets (in 2010 15.57% compared to 16.24% in 2009) as well as an improvement in other consumer lending delinquencies. Credit card delinquencies decreased to 0.97% in 2010, from 1.18% in 2009. Impaired assets as a percentage of Total Committed Exposures (TCE) rose early in the year to 1.27%, but have been relatively stable since then.

The division had total provisions to gross loans at 30 September 2010 of 1.49%, up from 1.15% at 30 September 2009.

Income tax expense was A$106 million in 2010, an increase of A$33 million or 45% compared to 2009. This equated to an effective tax rate of 29.0% for 2010 compared to 27.1% in 2009.

For a discussion of the results of New Zealand Banking for 2009 v 2008, refer to ‘Divisional performance — 2009 v 2008’ in this Annual Report.

Other divisions

Other divisions comprise:

Product & Operations

Product & Operations is responsible for Australian consumer and business banking product development, management and operations.

Pacific Banking

Pacific Banking provides banking services for retail and business customers throughout the South Pacific Island Nations. Branches, ATMs, telephone banking and internet banking channels are used to deliver our core business activities in Fiji, Papua New Guinea, Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa. Pacific Banking’s financial products include personal savings, business transactional accounts, personal and business lending products, business services and a range of international products.

Group Treasury

Group Treasury is primarily focused on the management of the Group’s interest rate risk and funding requirements by managing the mismatch between the Group’s assets and liabilities. Group Treasury’s earnings are primarily impacted by the hedging decisions taken on behalf of the Group to manage net interest income outcomes and assist net interest income growth. It also includes Structured Finance, which continues to be wound down. Structured Finance transactions were typically high yielding asset transactions or liability transactions, which raised low cost funds on the Group’s behalf.

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

Core Support earnings include earnings on capital not allocated to other divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of our operating segments (such as hedge results associated with hedging our New Zealand earnings), earnings from property sales and certain other head office items such as centrally raised provisions.

DIVISIONAL PERFORMANCE

Performance of Other divisions

	2010	2009	2008
	$m	$m	$m
Net interest income	1,065	1,214	607
Non-interest income	198	104	162
Net operating income before operating expenses and impairment charges on loans	1,263	1,318	769
Operating expenses	(189)	(120)	(128)
Profit before impairment charges on loans and income tax expense	1,074	1,198	641
Impairment charges on loans	55	(141)	(91)
Profit before income tax	1,129	1,057	550
Income tax expense	(358)	(335)	(100)
Non-controlling interests	(56)	(65)	(66)
Cash Earnings	715	657	384
Cash Earnings adjustments	613	(938)	133
Net profit attributable to equity holders of Westpac	1,328	(281)	517

2010 v 2009

Cash Earnings in 2010 were $715 million, an increase of $58 million or 9% compared to 2009. Excluding the impact of the additional six weeks of St.George’s operations, Cash Earnings increased by 6%. This increase was primarily the result of lower impairment charges offset by lower net operating income.

Net interest income in 2010 was $1,065 million, a decrease of $149 million or 12% compared to 2009. The decrease was primarily driven by lower contributions from Group Treasury, compared to the exceptional gains recognised by this business in 2009, and translation impacts of the higher Australian dollar on earnings from the Pacific operations. This was partly offset by higher returns on capital.

Non-interest income was $198 million in 2010, an increase of $94 million or 90% compared to 2009. Excluding the impact of the additional six weeks of St.George’s operations, non-interest income increased by 50%. This increase was mainly a result of higher earnings from capital deals, reflecting favourable basis spreads, particularly in the first half of 2010.

Operating expenses were $189 million in 2010, an increase of $69 million or 58% compared to 2009. The increase in expenses was primarily related to additional technology project spend, higher employee incentive and shared-based payment charges and a one-off $20 million contribution to the Westpac Foundation in 2010.

Impairment charges on loans were a $55 million write-back in 2010, a decrease of $196 million compared to 2009. The impact of including St.George’s operations for the full year was insignificant. Impairment charges on loans were lower with $57 million released from the economic overlay provision (related to the construction sector) in 2010, compared to an increase of $112 million to this provision in 2009.

Income tax expense was $358 million in 2010, an increase of $23 million or 7% compared to 2009. The impact of including St.George tax for the full year was not significant. This equated to an effective tax rate of 31.7% for 2010 compared to 31.7% in 2009.

Minority interests were $56 million in 2010, a decrease of $9 million, or 14% compared to 2009. Minority interests represent distributions on our hybrid equity instruments TPS 2003 and TPS 2006, as well as other minority interests in subsidiary entities.

For a discussion of the results of this division for 2009 v 2008, refer to ‘Divisional performance — 2009 v 2008’ in this Annual Report.

Divisional performance — 2009 v 2008

Westpac Retail & Business Banking

2009 v 2008

Westpac RBB’s Cash Earnings was $1,908 million in 2009, an increase of $156 million or 9% compared to 2008.

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

Non-interest income was $1,274 million in 2009, a decrease of $82 million or 6% compared to 2008, due to lower fees on credit cards and the impact of changes to exception fees and ATM fees following financial system reforms introduced over the year. These declines were partially offset by higher income from our cards reward program (Altitude) resulting in a one-off increase in points redeemed into the Qantas frequent flyer program (with a related offset in expenses).

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

Impairment charges on loans were $551 million in 2009, an increase of $199 million or 57% compared to 2008. Most of the rise was associated with increased impairments in small and medium sized business customers. Australian consumer losses have remained relatively low.

New IAPs increased by $127 million in 2009, with most of the increase due to higher impaired assets in the business portfolio. The increase in impaired assets was evenly spread across industries and sectors. Writebacks and recoveries were $5 million higher than 2008.

Business impaired assets to total committed exposure increased from 0.31% at 30 September 2008 to 0.79% as at 30 September 2009.

Collectively assessed provisions increased by $77 million over the year, with most of the change due to business products with higher direct write-offs and some downgrades in the portfolio.

Consumer 90 day delinquencies increased in the first half of the 2009 but eased in the second half of 2009. As a result, compared to 2008, 90 day delinquencies in the mortgage portfolio decreased 7 basis points to 0.31% at 30 September 2009 while 90 day delinquencies in other consumer products increased 8 basis points to 0.99%. The moderation in mortgage delinquencies through the year reflects the health of the consumer segment along with increased collection efforts and customers paying down debt where they had capacity to do so. Actual losses on the mortgage portfolio were $22 million.

Income tax expense was $815 million in 2009, an increase of $63 million or 8% compared to 2008. This equates to an effective tax rate of 29.9% in 2009 compared to 30.0% in 2008.

Westpac Institutional Bank

2009 v 2008

WIB’s Cash Earnings was $339 million in 2009, a decrease of $457 million or 57% compared to 2008. Net profit excluding the impact of St.George amounted to $350 million in 2009, a decrease of $446 million or 56% compared to 2008, primarily due to a substantial increase in impairment charges on loans.

Net interest income was $1,761 million in 2009, an increase of $513 million or 41% compared to 2008. Net interest income excluding the impact of St.George was $1,547 million in 2009, an increase of $299 million or 24% compared to 2008. This increase, excluding the impact of St.George, was largely driven by the Debt Markets business as a result of higher margins as the portfolio was progressively repriced for the higher cost of funds, together with strong deposit growth and increased interest rate product volumes in the markets business. This was partly offset by a lower contribution from our Equities business, mainly due to a decline in margin loan balances. Net Financing loans declined 13% compared to 2008.

Non-interest income was $1,249 million in 2009, an increase of $139 million or 13% compared to 2008. Non-interest income excluding the impact of St.George was $1,299 million in 2009, an increase of $189 million or 17% compared to 2008. This increase was primarily driven by increased fee income from our Financing and Originations businesses combined with an improved markets performance which benefited from higher sales, mark-to-market gains on the credit trading portfolio and effective risk management in a volatile interest rate market.

DIVISIONAL PERFORMANCE

SCG revenue decreased $184 million following the write down in the value of assets and investments held of $155 million. The residual value of assets written down was $438 million and included assets held for ultimate placement into funds, direct equity investments and strategic holdings in funds.

Operating expenses were $1,011 million in 2009, an increase of $109 million or 12% compared to 2008. Operating expenses excluding the impact of St.George were $960 million in 2009, an increase of $58 million or 6% compared to 2008. This was mainly due to higher personnel costs, restructuring costs and higher offshore expenses given the average A$ exchange rate was lower than the prior year.

Impairment charges on loans were $1,516 million in 2009, an increase of $1,175 million or 345% compared to 2008. Impairment charges on loans excluding the impact of St.George were $1,386 million in 2009, an increase of $1,045 million or 306% compared to 2008. Impairment charges on loans were impacted by three large corporate exposures that were a direct result of the global financial crisis. Together, these facilities contributed just over $400 million to impairment charges on loans for the year. Impairment charges on loans were also impacted by a deterioration in commercial facilities (typically those with a facility in the $10 million to $100 million range).

Within the Equities business, impairment charges on loans increased mainly due to three Margin Lending portfolio exposures and additional collectively assessed provisions. While the majority of the Margin Lending portfolio involves diversified portfolios of liquid stocks, the three troubled facilities were in concentrated portfolios supported by single stocks or managed funds that were illiquid or where redemptions were frozen. As a result, when markets declined sharply an orderly exit of these portfolios was not achieved.

Income tax expense was $144 million in 2009, a decrease of $175 million or 55% compared to 2008. Income tax expense excluding the impact of St.George was $150 million, a decrease of $169 million or 53% compared to 2008. This equates to an effective tax rate of 29.8% in 2009, compared to 28.6% in 2008.

St.George Bank

2009

St.George Bank contributed Cash Earnings of $930 million for 2009. Revenue from increased balance sheet growth was partially offset by the costs associated with reinvestment in the business coupled with impairment charges on loans resulting from the deteriorating economic conditions.

Net interest income of $2,313 million for 2009 reflected the combined impact of both lending and deposit growth and improvements in net interest margin. Deposit growth was primarily driven by term deposits, particularly from consumers. This effectively offset the impact of higher funding costs and decreased retail deposit spreads due to strong competition for term deposits.

Non-interest income of $589 million for 2009 primarily consisted of deposit and lending fees.

Operating expenses of $1,027 million for 2009 represented the costs of maintaining the St.George and BankSA distribution channels and brands, together with their associated technology, operations and administrative costs.

Impairment charges on loans of $547 million for 2009 primarily related to IAPs in the business portfolio. Commercial facilities including commercial property account for most of the charge. Much of the stress in this portfolio was in property development projects, typically outside major central business districts in Australia. These properties have limited income to service debt, and easing property prices has reduced the collateral on these loans.

Other stresses in the commercial sector were evenly spread across industries. Australian consumer losses remained relatively low.

BT Financial Group (Australia)

2009 v 2008

BT Financial Group (Australia) Cash Earnings was $484 million in 2009, an increase of $85 million or 21% compared to 2008. Net profit excluding the impact of St.George was $344 million in 2009, a decrease of $55 million or 14% compared to 2008. The 14% decrease was driven by weaker global investment markets and lower average FUM and FUA throughout the year.

FUM was $41.9 billion as at 30 September 2009, an increase of $9.6 billion or 30% compared to 30 September 2008. This result reflected the impact of St.George adding $10.2 billion of FUM, partially offset by the impact of lower investment markets during 2009.

FUA was $76.7 billion as at 30 September 2009, an increase of $35.1 billion or 84% compared to 30 September 2008. This result reflected the impact of St.George adding $31.4 billion of FUA, in addition to $4.4 billion positive net flows and positive other movements, including the re-invested distributions of $0.3 billion, partially offset by a $1.0 billion decrease due to lower investment markets during 2009.

Net operating income was $1,547 million in 2009, an increase of $340 million or 28% compared to 2008. Excluding the impact of St.George this was $1,195 million in 2009, a decrease of $12 million or 1% compared to 2008. This 1% decrease was driven by the impact of lower FUM and FUA related revenues, partially offset by volume growth within the Private Bank business and better FUM and FUA margins, offset by lower average balances.

Operating expenses were $829 million in 2009, an increase of $184 million or 29% compared to 2008. Operating expenses excluding the impact of St.George were $680 million in 2009, an increase of $35 million or 5% compared to 2008. The 5% increase was driven by a one-off payment to AIA Australia to terminate a contract to distribute certain insurance products, and increased expenses relating to BTIM share based payments, offset by lower volume-based expenses.

Impairment charges on loans were $17 million in 2009, an increase of $13 million or 325% compared to 2008. Impairment charges on loans excluding the impact of St.George was $14 million in 2009, an increase of $10 million or 250%, reflecting deteriorated economic conditions.

Income tax expense was $213 million in 2009, an increase of $58 million or 37% compared to 2008. Income tax expense excluding the impact of St.George was $153 million in 2009, a decrease of $2 million or 1%. This equates to an effective tax rate of 30.5% for 2009, compared to 27.8% in 2008.

New Zealand Banking

2009 v 2008

New Zealand Banking Cash Earnings was $194 million in 2009, a decrease of $201 million or 51% compared to 2008. Exchange rate movements had a $4 million negative impact on earnings.

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

Non-interest income was $332 million in 2009, a decrease of $23 million or 6% compared to 2008. This was primarily due to lower transaction fees given reduced customer and merchant activity. Non-interest income from mortgage funds was also lower, primarily reflecting unusually high levels in 2008. Exchange rate movements had a $9 million negative impact on non-interest income.

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

Impairment charges on loans were $466 million in 2009, an increase of $323 million or 226% compared to 2008. The large rise in impairments reflect two large impaired assets and a general deterioration in asset quality in both the business and consumer portfolios. The two large names accounted for $162 million in impairment charges on loans.

Other impairment charges on loans in the business portfolio increased by $127 million compared to 2008. Most of the increase relates to the stressed commercial property market, particularly apartment development properties where falling asset prices placed pressure on pre-sale contracts and softer asset prices impacted developers’ cash flows.

Business impaired assets to total committed exposure increased from 0.15% at 30 September 2008 to 0.42% as at 30 September 2009.

In the consumer portfolio impairment charges on loans increased by $38 million compared to 2008. The major movements were:

•         $10 million increase in other consumer lending impairment charges; and

•         $27 million increase in mortgage impairment charges, driven mainly by customers that rely on business earnings to service their mortgage.

Delinquencies greater than 90 days rose by 28 basis points for mortgages and 3 basis points for other consumer lending compared to 30 September 2008. Most of the rise in delinquencies emerged during the first half of the year. This was consistent with the unemployment profile in New Zealand where the unemployment rate increased to 6%, but did not materially deteriorate in the later part of the year.

Income tax expense was $73 million in 2009, a decrease of $112 million or 61% compared to 2008. This equates to an effective tax rate of 27.1% in 2009 compared with 31.7% in 2008, due to a change in corporate tax rate from 33% to 30% in October 2008.

Other divisions

2009 v 2008

Other divisions Cash Earnings was $657 million in 2009, an increase of $273 million or 71% compared to 2008. Cash Earnings excluding the impact of St.George was $722 million in 2009, an increase of $338 million or 88% compared to 2008.

DIVISIONAL PERFORMANCE

Net interest income was $1,214 million in 2009, an increase of $607 million or 100% compared to 2008. Net interest income excluding the impact of St.George was $1,175 million in 2009, an increase of $568 million or 94% compared to 2008. This was mainly driven by an uplift in Group Treasury’s net interest income as a result of exceptional gains in three areas. Firstly, gains emerged from the revaluation of liquid securities driven by credit spreads narrowing as credit market confidence improved. Secondly, gains from the management of basis risks including the bills/libor spread, with this spread also reverting to long run levels in 2009 following a significant widening in 2008 in response to global financial crisis uncertainties. Finally, early repayment fees from customers exiting fixed rate loans were also significantly higher this year. Offsetting this was lower earnings from Structured Finance.

Non-interest income was $104 million in 2009, a decrease of $58 million or 36% compared to 2008. Non-interest income excluding the impact of St.George was $128 million in 2009, a decrease of $34 million or 21% compared to 2008. This was due to large one-off items in 2008, including property sales, upfront benefits on new insurance contracts and expense provision releases.

Operating expenses were $120 million in 2009, a decrease of $8 million or 6% compared to 2008. Operating expenses excluding the impact of St.George were $107 million in 2009, a decrease of $21 million or 16% compared to 2008. The movement in operating expenses was impacted by increased salaries and technology expenses, partially offset by improved productivity in Technology and merger synergies in Core Support.

Impairment charges on loans were $141 million in 2009, an increase of $50 million or 55% compared to 2008. Impairment charges on loans excluding the impact of St.George were $136 million in 2009, an increase of $45 million or 49% compared to 2008. This was due to increased impairment charges on loans within Pacific Banking due to portfolio growth and credit downgrades, and the impact of additional collective provisions, which reflected the assessed impact of continuing market dislocation.

Income tax expense was $335 million in 2009, an increase of $235 million or 235% compared to 2008. Income tax expense excluding the impact of St.George was $332 million in 2009, an increase of $232 million or 232% compared to 2008. This equated to an effective tax rate of 31.7% in 2009 compared to 18.2% in 2008, due to one-off tax benefits arising in 2008.

Non-controlling interests were $65 million in 2009, a decrease of $1 million or 2% compared to 2008. The non-controlling interests represent distributions our hybrid equity instruments, TPS 2003 and TPS 2006, as well as other non-controlling interests.

RISK AND RISK MANAGEMENT

Risk factors

Our business is subject to risks that can adversely impact our business, results of operations, financial condition and future performance. If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected, with the result that the trading price of our securities could decline and you could lose all, or part, of your investment. You should carefully consider the risks and the other information in this Annual Report before investing in our securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

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

Following the recent global financial crisis, significant regulatory change for financial institutions is occurring in most markets in which we operate. These changes will include changes in funding, liquidity, capital adequacy and other prudential requirements. Details of these changes and the timing of their introduction are currently uncertain and we currently manage our business in the context of regulatory uncertainty.

Other areas of potential regulatory change may include accounting and reporting requirements, tax legislation, regulation relating to remuneration and consumer protection legislation. In addition, other changes may occur in other areas driven by policy, prudential or political factors.

Some areas of potential regulatory change involve multiple jurisdictions seeking to adopt a coordinated approach to these issues. Such an approach may not appropriately respond to the specific requirements of the jurisdictions in which we operate and, in addition, such changes may be inconsistently introduced across jurisdictions.

Changes may also occur in the oversight approach of regulators. It is also possible that governments in jurisdictions in which we do business or obtain funding might revise their application of existing regulatory policies that apply to, or impact, Westpac’s business, including for reasons relating to national and systemic stability.

Changes in law, regulations or regulatory policy could adversely affect one or more of our businesses, including limiting our ability to do business or restricting flexibility, and could require us to incur substantial costs to comply or impact our capital, funding and liquidity requirements. The failure to comply with applicable regulations could result in fines and penalties or limitations on our ability to do business. These costs, expenses and limitations could have a material adverse effect on our business, financial performance or financial condition.

For further information refer to ‘Significant developments’ in Section 1 and the sections ‘Adoption of new and revised accounting policies’, ‘Critical accounting assumptions and estimates’ and ‘Future accounting developments’ in Note 1 to the financial statements.

Adverse credit and capital market conditions may significantly affect our ability to meet funding and liquidity needs and may increase our cost of funding

Global credit and capital markets have experienced extreme volatility, disruption and decreased liquidity in recent years. While some stability has returned to the markets, the environment remains volatile. We rely on credit and capital markets to fund our business and as a source of liquidity. As of 30 September 2010, approximately 41% of our total net funding originated from domestic and international wholesale markets, particularly markets outside Australia and New Zealand.

A shift in investment preferences of businesses and consumers away from bank deposits toward other asset or investment classes would increase our need for funding from wholesale markets.

As a result of the recent adverse global capital market conditions and competition for funding our funding costs from both wholesale markets and bank deposits have increased. If market conditions deteriorate due to economic, financial, political or other reasons, our funding costs may be further adversely affected.

The Australian Government withdrew its guarantee scheme for wholesale funding from 31 March 2010 and the New Zealand Government withdrew its wholesale funding guarantee facility from 30 April 2010. Although Westpac had not utilised either guarantee for new long term funding since early 2010, our continued access to the unguaranteed market is dependent on investor appetite.

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit market capacity. Even if available, the cost of these alternatives may be more expensive or on unfavourable terms, which could adversely affect our results of operations, liquidity, capital resources and financial condition. There is no assurance that we will be able to obtain funding at acceptable prices.

RISK AND RISK MANAGEMENT

If Westpac is unable to source appropriate funding, we may be forced to reduce our lending or begin to sell liquid securities. Such actions may adversely impact our business, results of operations, liquidity, capital resources and financial condition.

For a more detailed description of liquidity risk, refer to the section ‘Liquidity Risk’ in this section and Note 27 to the financial statements.

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

A systemic shock in relation to the Australian, New Zealand or other financial systems could have adverse consequences for Westpac that would be difficult to predict and respond to

In the current global economic environment, there is a risk that another major systemic shock could occur that causes a further adverse impact on the Australian, New Zealand or other financial systems. Such an event could have a material adverse effect on financial institutions such as Westpac, including the undermining of confidence in the financial system, reducing liquidity and impairing access to funding and impairing our customers and counterparties. The nature and consequences of any such event are difficult to predict and there can be no guarantee that we could respond effectively to any such event.

Declines in asset markets could adversely affect our operations or profitability

Declines in Australian, New Zealand or other asset markets, including equity, property and other asset markets, could adversely affect our operations and profitability.

Declining asset prices impact our wealth management business and other asset holdings. Earnings in our wealth management business are, in part, dependent on asset values, such as the value of securities held or managed. A decline in asset prices could negatively impact the earnings of the division.

Declining asset prices could also impact customers and counterparties and the value of security we hold against loans and derivatives which may impact our ability to recover amounts owing to us if customers or counterparties were to default. It also affects our level of provisioning which in turn impacts profitability.

Our business is substantially dependent on the Australian and New Zealand economies

Our revenues and earnings are dependent on economic activity and the level of financial services our customers require. In particular, lending is dependent on various factors including economic growth, business investment, levels of employment, interest rates and trade flows in the countries in which we operate.

We currently conduct the majority of our business in Australia and New Zealand and, consequently, our performance is influenced by the level and cyclical nature of business and home lending in these countries. These factors are in turn impacted by both domestic and international economic and political events. The global financial crisis adversely impacted global economic activity which, in turn, impacted the Australian and New Zealand economies. This led to a slowdown in credit growth and an increase in impaired assets. While activity has improved, there is the risk of further declines in economic activity in international economies which could lead to a similar effect in Australia and New Zealand. Should this occur, our results of operations, liquidity, capital resources and financial condition could be adversely affected.

An increase in defaults in credit exposures could adversely affect our results of operations, liquidity, capital resources and financial condition

Credit risk is a significant risk and arises primarily from our lending activities. Credit risk also arises from certain derivatives contracts we enter into. The risk arises from the likelihood that some customers and counterparties will be unable to honour their obligations to us, including the repayment of loans and interest. Credit exposures also include our dealings with, and holdings of, debt securities issued by other banks, financial institutions, companies, governments and government bodies whose financial conditions may be impacted to varying degrees by economic conditions in global financial markets.

We hold collective and individually assessed provisions for our credit exposures. If economic conditions deteriorate, some customers could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to increase our provisioning. Such events would diminish available capital and would adversely affect our operating results, liquidity, capital resources and financial condition.

For a discussion on our risk management procedures, including the management of credit risk, refer to the section ‘Risk management’ in this section and Note 27 to the financial statements.

The non-renewal of financial stimulus measures implemented by the Australian, New Zealand, United States and other governments to stabilise financial markets could have an impact on economic activity which may adversely affect our business

In response to the global financial crisis, stabilising actions were taken by governments which included financial stimulus measures in Australia, New Zealand, the United States and other jurisdictions. Many of these measures are of a non-

recurring nature. There can be no assurance as to what effect the non-renewal of these measures will have on economic activity, consumer and investor confidence, or the levels of volatility in financial markets. Any adverse changes in these areas could adversely affect our business, financial condition and results of operations.

We face intense competition in all aspects of our business

We compete, both domestically and internationally, with asset managers, retail and commercial banks, investment banking firms, brokerage firms, and other financial service firms. In addition, the trend toward consolidation in the global financial services industry is creating competitors with broader ranges of product and service offerings, increased access to capital, and greater efficiency and pricing power.

If we are unable to compete effectively in our various businesses and markets, our business, results of operations and financial condition would be adversely affected.

For more detail on how we address competitive pressures refer to the section ‘Competition’ in Section 1.

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our financial position. In our financial markets trading business, we are exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, commodity prices, credit prices and equity prices. If we were to suffer substantial losses due to any market volatility it may adversely affect our results of operations, liquidity, capital resources and financial condition.

For a discussion of our risk management procedures, including the management of market risk, refer to the section ‘Risk management’ in this section.

We could suffer losses due to operational risks or environmental factors

As a financial services organisation we are exposed to a variety of other risks including those resulting from process error, fraud, information technology instability and failure, system failure, security and physical protection, customer services, staff competence, external events (including fire, flood, earthquake or pandemic) that cause material damage, impact on our operations or adversely affect demand for our products and services. Operational risks can directly impact our reputation and result in financial losses which would adversely affect our financial performance or financial condition.

In addition we and our customers operate businesses and hold assets in a diverse range of geographical locations. Any significant environmental change in any of these locations has the potential to disrupt business activities or affect the value of assets held in the affected locations.

For a discussion of our risk management procedures, including the management of operational risk, refer to the section ‘Risk management’ in this section.

Technology

Our ability to develop and deliver products and services to our customers is dependent upon technology that requires periodic renewal. We are constantly managing technology projects including projects to consolidate duplicate technology platforms, simplify and enhance our technology and operations environment, improve productivity and provide for a better customer experience. This includes our current SIPs program. Failure to implement these projects effectively could result in cost overruns, a failure to achieve anticipated productivity, operational instability, reputational damage or operating technology that could place us at a competitive disadvantage and may adversely affect our results of operations.

Reputational damage could harm our business and prospects

Various issues may give rise to reputational risk and cause harm to our business and our prospects. These issues include appropriately dealing with potential conflicts of interest, pricing policies, legal and regulatory requirements, ethical issues, money laundering laws, trade sanctions legislation, privacy laws, information security policies, sales and trading practices, personnel and supplier policies and conduct by companies in which we hold strategic investments. Failure to address these issues appropriately could also impact the regulatory change agenda, give rise to additional legal risk, subject us to regulatory enforcement actions, fines and penalties, or harm our reputation among our customers, investors and the marketplace.

We could suffer losses if we fail to syndicate or sell down underwritten securities

As a financial intermediary we underwrite listed and unlisted equity securities. Underwriting activities include the development of solutions for corporate and institutional customers who need capital and investor customers who have an appetite for certain investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants.

Other risks

Other risks that can adversely impact our performance and our financial position include insurance risk, model risk, business risk, outsourcing risk and related entity (contagion) risk. Refer to ‘Corporate governance’ in Section 1 and Note 27 to the financial statements for more information on these risks.

RISK AND RISK MANAGEMENT

Risk management

Our vision is to be one of the world’s great companies, helping our customers, communities and people to prosper and grow.

Along with maintaining a clear customer-centric focus, effective risk management is key to achieving this goal. It is a key component of our ‘one team’ environment and influences our customer experiences and public perceptions, our financial performance, reputation and shareholder expectations, and thus our future success. We regard managing risk to be a fundamental activity, performed at all levels of the Group.

Our risk management strategy is approved by our Board and implemented through the CEO and the executive management team.

The BRMC has been delegated responsibility for approving and maintaining an effective risk management framework. For further information regarding the role and responsibilities of the BRMC and other Board committees in managing risk, refer to ‘Corporate governance — Risk management’ in Section 1.

The CEO and executive management team are responsible for implementing the risk management frameworks approved by the BRMC and developing policies, controls, processes and procedures for identifying and managing risk that arises from our activities.

We have adopted a ‘Three Lines of Defence’ approach to managing risk. As outlined in the ‘Corporate governance’ section our approach to managing risk is that ‘risk is everyone’s business’ and the responsibility and accountability for risk begins with the business units that originate the risk.

For a comprehensive discussion of the risks to which Westpac is exposed, and its policies to manage these risks, refer to ‘Corporate governance — Risk management’ in Section 1 and Note 27 to the financial statements.

Credit risk

Credit risk is the risk of financial loss where a customer or counterparty fails to meet their financial obligations.

Refer to Note 27 to the financial statements for details of our credit risk management policies.

Provisions for impairment charges on loans

For information on the basis for determining the provision for impairment charges on loans refer to ‘Critical accounting assumptions and estimates’ in Note 1 to the financial statements.

Credit risk concentrations

We monitor our credit portfolio to manage risk concentrations. At 30 September 2010, our exposure to consumers comprised 69% (2009 64%, 2008 59%) of our on-balance sheet loans and 57% (2009 54%, 2008 46%) of total credit commitments. At 30 September 2010, 89% (2009 89%, 2008 86%) of our exposure to consumers was supported by residential real estate mortgages. The consumer category also includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

Exposures to businesses, government and other financial institutions are classified into a number of industry clusters based on groupings of related Australian and New Zealand Standard Industrial Classification (ANZSIC) codes and are monitored against industry risk limits. The level of industry risk is measured and monitored on a dynamic basis. Exposures are actively managed from a portfolio perspective, with risk mitigation techniques used to regularly re-balance the portfolio.

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

Our cross-border outstandings to borrowers in countries that individually represented in excess of 0.75% of Group total assets as at 30 September in each of the past three years were as follows:

(in $millions unless otherwise indicated)	Governments and Official Institutions	Banks and Other Financial Institutions	Other (Primarily Commercial and Industrial)	Total	% of Total Assets
2010
Australia	7	5,353	3,172	8,532	1.4%
2009
United States	—	2,030	2,637	4,667	0.8%
Australia	1	1,613	4,866	6,480	1.1%
United Kingdom	—	4,092	590	4,682	0.8%
2008
United States	—	3,702	1,501	5,203	1.2%
Australia	1	3,795	3,871	7,667	1.7%
United Kingdom	2	7,144	395	7,541	1.7%
Netherlands	—	3,758	171	3,929	0.9%

Impaired assets among the cross-border outstandings were $136 million as at 30 September 2010 (2009 $6 million, 2008 $6 million).

RISK AND RISK MANAGEMENT

Liquidity risk

Liquidity risk is the potential inability to meet our payment obligations, as they become due, without incurring unacceptable losses, which could potentially arise as a result of mismatched cash flows generated by our business. This risk is managed through our BRMC-approved liquidity framework.

Refer to Note 27 to the financial statements for a more detailed discussion of our liquidity risk management policies.

Westpac debt programs and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2010:

Program Limit	Issuer(s)	Program/Issuing Shelf Type
Australia
No limit	WBC	Debt Issuance Program
Euro Market
USD 2.5 billion	WBC	Euro Transferable Certificate of Deposit Program
USD 20 billion	WBC/WSNZL(1)	Euro Commercial Paper and Certificate of Deposit Program
USD 50 billion	WBC	Program for the Issuance of Debt Instruments
USD 7.5 billion	WSNZL(1)	Program for the Issuance of Debt Instruments
Japan
JPY 750 billion	WBC	Samurai shelf
JPY 750 billion	WBC	Uridashi shelf
United States
USD 35 billion	WBC	Section 4(2) US Commercial Paper Program
USD 10 billion	WSNZL(1)	Section 4(2) US Commercial Paper Program
USD 35 billion	WBC	US MTN Program
USD 10 billion	WSNZL(1)	US MTN Program
USD 15 billion	WBC (NY Branch)	Medium Term Deposit Notes
No limit	WBC	US Securities and Exchange Commission registered shelf(2)
New Zealand
No limit	WNZL	Medium Term Note and Registered Certificate of Deposit Program

(1)               Notes issued under this program by Westpac Securities NZ Limited are guaranteed by Westpac New Zealand Limited, its parent company.

(2)               Replaced previous USD 6 billion registered shelf.

A more detailed analysis of our borrowings and outstandings from existing debt programs and issuing shelves can be found in the notes to the financial statements including Note 17, Note 18, Note 22 and Note 23.

Market risk

Market risk is the potential for loss arising from adverse movements in the level and volatility of market factors such as foreign exchange rates, interest rates, commodity prices and equity prices.

Our Trading activities are conducted in our Financial Markets and Group Treasury businesses. Financial Market’s trading book activity represents dealings that encompass book running and distribution activity. Group Treasury’s trading activity represents dealings that include the management of interest rate, foreign exchange and credit spread risk associated with wholesale funding, liquid asset portfolios and foreign exchange repatriations.

Refer to Note 27 to the financial statements for a more detailed discussion of our market risk management policies.

The table below provides a summary of Trading VaR, by risk type, for the six months ended 30 September 2010, 31 March 2010 and 30 September 2009:

	30 September 2010			31 March 2010			30 September 2009
	High	Low	Average	High	Low	Average	High	Low	Average
Six months ended	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	25.6	11.2	18.0	50.8	13.3	28.5	59.9	24.2	37.7
Foreign exchange risk	5.0	1.0	2.5	8.0	0.6	3.1	10.8	1.2	5.4
Equity risk	0.9	0.3	0.5	1.6	0.4	0.9	2.0	1.0	1.4
Commodity risk(1)	3.3	1.3	1.9	1.9	0.5	1.1	6.4	1.0	3.6
Other market risks(2)	27.5	15.8	19.3	18.3	11.7	14.3	26.0	17.7	21.4
Diversification effect	n/a	n/a	(17.0)	n/a	n/a	(17.6)	n/a	n/a	(29.7)
Net market risk	35.9	17.1	25.2	51.1	18.3	30.3	54.5	23.7	39.8

(1)               Includes electricity risk.

(2)               Includes prepayment risk and credit spread risk (exposure to movements is generic credit rating bands).

Prior to 1 October 2009 St.George trading positions were included on an additive basis. From 1 October 2009, these positions were integrated into Westpac’s risk system and VaR numbers have been calculated on a diversified basis. The impact of this inclusion on the overall VaR is small, with St.George risk typically being less than 5% of the total.

The graph below compares the actual profit and loss from trading activities on a daily basis to VaR over the reporting period:

Each point on the graph represents one day’s profit or loss from trading activities. The result is placed on the graph relative to the associated VaR utilisation. The downward sloping line represents the point where a loss is equal to VaR utilisation. Therefore any point below the line represents a back-test exception (i.e. where the loss is greater than VaR).

RISK AND RISK MANAGEMENT

Operational risk

Operational risk arises from inadequate or failed internal processes, people and systems or from external events. The way operational risk is managed has the potential to positively or negatively impact our customers, our financial performance and our reputation.

The Group’s Operational Risk Management Framework assists all divisions to achieve their objectives through the effective identification, measurement, management and monitoring of their operational risks. The Framework defines the principles, policies and processes, systems, and roles and responsibilities that we use to meet our obligations under the law, based on the letter and spirit of the regulatory standards that apply to the Group. The Framework is underpinned by a culture of individual accountability and responsibility, based on a Three Lines of Defence model. This is discussed in further detail in Note 27 to the financial statements.

Compliance risk

Compliance risk is the risk of legal or regulatory sanction, financial or reputation loss arising from our failure to abide by the regulatory standards required of us as a financial services group.

Refer to the Corporate Governance Report in Section 1 for information on our management of Compliance risk.

Other risks

Business risk

The risk associated with the vulnerability of a line of business to changes in the business environment.

Environmental, social and governance risks

The risk that Westpac damages its reputation or financial performance due to failure to recognise or address material existing or emerging sustainability-related environmental, social or governance issues.

Equity risk

The potential for financial loss arising from movements in the value of our direct and indirect equity investments.

Insurance risk

The risk of not being able to meet insurance claims (related to insurance subsidiaries).

Model risk

The risk of losses arising because of errors in, or inadequacies of a model, or in the control of a model.

Outsourcing risk

The risk of The Westpac Group being unable to carry on critical business activities as a result of the failure of an external supplier or service provider, or that such failure in turn triggers material concerns in another key risk area.

Related entity (contagion) risk

The risk that problems arising in other Westpac Group members compromise the financial and operational position of the authorised deposit-taking institution in The Westpac Group.

Reputation risk

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

Under A-IFRS, an SPV is consolidated and reported as part of The Westpac Group if it is controlled by the parent entity in line with AASB 127 Consolidated and Separate Financial Statements or deemed to be controlled in applying UIG Interpretation 112 Consolidation — Special Purpose Entities. The definition of control is based on the substance rather than the legal form. Refer to Note 1 to the financial statements for a description of how we apply the requirements to evaluate whether to consolidate SPVs.

In the ordinary course of business, we have established or sponsored the establishment of SPVs in relation to securitisation, as detailed below. Capital is held, as appropriate, against all SPV-related transactions and exposures.

Asset securitisation

Through our loan securitisation programs we package equitable interests in loans (principally housing mortgage loans) as securities which are sold to investors. We provide arm’s length interest rate swaps and liquidity facilities to the programs in accordance with relevant prudential guidelines. We have no obligation to repurchase any securitisation securities, other than in certain circumstances (excluding loan impairment) where there is a breach of representation or warranty within 120 days of the initial sale (except in respect of our program in New Zealand which imposes no such time limitation). We may remove loans from the program where they cease to conform with the terms and conditions of the securitisation programs or through a program’s clean-up features.

As at 30 September 2010, own assets securitised through a combination of privately or publicly placed issues to Australian, New Zealand, European and United States investors was $12.0 billion (2009 $14.3 billion).

Under A-IFRS the majority of the SPVs involved in our loan securitisation programs are consolidated by the Group.

Refer to Note 31 to the financial statements for further details.

Customer funding conduits

We arrange financing for certain customer transactions through a commercial paper conduit that provides customers with access to the commercial paper market. As at 30 September 2010, we administered one significant conduit (2009 one), that was created prior to 1 February 2003, with commercial paper outstanding of $2.4 billion (2009 $2.4 billion). We provide a letter of credit facility as credit support to the commercial paper issued by the conduit. This facility is a variable interest in the conduit that we administer and represents a maximum exposure to loss of $244 million as at 30 September 2010 (2009 $244 million). The conduit is consolidated by the Group.

Refer to Note 31 to the financial statements for further details.

Structured finance transactions

We are involved with SPVs to provide financing to customers or to provide financing to the Group. Any financing arrangements to customers are entered into under normal lending criteria and are subject to our normal credit approval processes. The assets arising from these financing activities are generally included in receivables due from other financial institutions or available-for-sale securities. The liabilities arising from these financing activities are generally included in payables due to other financial institutions, debt issues or financial liabilities designated at fair value. Exposures in the form of guarantees or undrawn credit lines are included within contingent liabilities and credit-related commitments.

Off-balance sheet arrangements

Wealth management activity

Refer to Note 37 to the financial statements for details of our wealth management activities.

Other off-balance sheet arrangements

Refer to Note 35 to the financial statements for details of our superannuation plans.

Financial reporting

Internal control over financial reporting

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

Disclosure controls and procedures

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934) as of 30 September 2010.

Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of 30 September 2010.

Internal control over financial reporting

Rule 13a-15(a) under the US Securities Exchange Act of 1934 requires us to maintain an effective system of internal control over financial reporting. Please refer to the sections headed ‘Management’s report on internal control over financial reporting’ and ‘Report of independent registered public accounting firm’ in Section 3 for those reports.

Changes in our internal control over financial reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the US Securities Exchange Act of 1934) for the year ended 30 September 2010 that has been identified that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

OTHER WESTPAC BUSINESS INFORMATION

Employees

The number of employees in each area of business as at 30 September(1):

	2010	2009	2008
Westpac RBB	11,663	11,751	11,365
WIB	3,139	3,065	2,878
St.George Bank	5,518	5,227	—
BTFG	4,316	3,949	2,872
New Zealand Banking	4,698	4,510	4,674
Other	9,628	8,530	6,513
Total employees	38,962	37,032	28,302

(1)               The number of employees includes core and implied FTE staff (including FTE working on merger integration projects). Core FTE includes full time and pro-rata part time staff. Implied FTE includes overtime, temporary and contract staff.

2010 v 2009

Total FTE increased by 1,930 compared to 30 September 2009. This increase is primarily driven by Westpac’s investment in technology and other projects.

Specifically, the movement comprised:

•         a reduction of 88 FTE in Westpac RBB, mainly driven by productivity initiatives implemented during the year to reduce FTE within Retail, Regional and Commercial Banking, combined with a reduction in Customer Service Centres;

•         an additional 74 FTE in WIB, driven by an increase in the number of technology and other projects. There was also a slight decrease in core FTE due to restructuring initiatives in various business areas within WIB;

•         an additional 291 FTE in St.George Bank, mainly driven by the SGB Re-engineering project and an increase in call centre staff to improve customer response times and minimise waiting times;

•         an additional 367 FTE in BTFG, the majority of this increase resulted from technology and other projects. Other major drivers included enhanced risk management resources; the recruitment of additional financial planners and assistants to support revenue growth and productivity increases; and the establishment of new roles to enhance the multi-brand strategy;

•         an additional 188 FTE in New Zealand, primarily driven by recruitment initiatives to place new bankers in vacant roles across Agri, LBMs and SMEs and Mid-Market businesses. Other increases occurred in Retail due to the roll out of the Local Branch Operating Model and the setup of eight new branches. There were also increases in Risk; and

•         an additional 1,098 FTE in Technology and Product & Operations, driven by increases in project staff to support technology projects (1,036 FTE) and increased support staff for other strategy projects.

2009 v 2008

Total FTE increased by 8,730 compared to 30 September 2008. This was primarily as a result of the merger with St.George and associated merger integration projects.

Specifically, the movement comprised:

•         an additional 386 FTE in Westpac RBB, associated with the investment in distribution, including the increase in specialist relationship bankers and customer serving employees;

•         an additional 187 FTE in WIB. FTE increased by 219 as a result of the merger with St.George and 49 additional FTE related to integration projects, with the residual decrease of 81 FTE the result of merger efficiencies;

•         an additional 5,227 FTE in St.George Bank following the merger with St.George;

•         an additional 1,077 FTE in BTFG. FTE increased by 982 as a result of the merger with St.George and 193 additional FTE related to integration projects, with the residual decrease of 98 FTE driven by efficiency and merger initiatives;

•         a reduction of 164 FTE in New Zealand as a result of lower business activity; and

•         an additional 2,017 FTE in Core Support. FTE increased by 1,787 as a result of the merger with St.George and 552 additional FTE related to integration projects. The residual decrease of 328 FTE was as a result of FTE reductions through merger synergies, partially offset by an increase in Westpac Assist and collections FTE to accommodate higher activity in these areas.

This year Westpac negotiated a new Group Enterprise Agreement with the Finance Sector Union covering approximately 26,500 of our employees. The Agreement provides significant improvements in flexibility and productivity that will enable us to better serve our customers. It also delivers key benefits for our people, including performance based pay increases and an increase in paid parental leave to 13 weeks, the highest amongst the major Australian banks. The new Agreement was supported by over 90% of covered employees who cast a vote in the ballot to endorse the Agreement. The Agreement came into effect on 24 September 2010 and its nominal term continues through to the end of 2012, although it will continue in force after that date unless it is replaced or terminated.

Negotiations with the Finance Sector Union regarding a new Enterprise Agreement to cover our St.George division employees have also been successfully concluded. A ballot of employees covered by the Agreement will be completed in November 2010.

In New Zealand, there are Individual Employment Agreements (IEAs) with employees who are not union members and also a Collective Employment Agreement (CEA) with the Finance and Insurance Sector Union (Finsec). The current CEA was ratified with a vote of more than 77% in favour and came into effect on 1 August 2010 with expiry on 31 November 2011. The current CEA covers approximately 50% of our employees within the Retail and Customer & Technology Services business units.

There was no industrial action in our businesses in Australia and New Zealand in the financial year ended 30 September 2010. We continue to have a constructive and professional relationship with the Finance Sector Union in Australia and Finsec in New Zealand.

Property

We occupy premises primarily in Australia, New Zealand and the Pacific Islands including 1,517 branches, (2009 1,491) as at 30 September 2010. As at 30 September 2010, we owned approximately 4% of the premises we occupied in Australia, none in New Zealand and 50% in the Pacific Islands. The remainder of premises are held under commercial lease with the terms generally averaging five years. As at 30 September 2010, the carrying value of our directly owned premises and sites was approximately $210 million.

Westpac Place in Sydney CBD is the Group’s head office and has a 6,066 seat capacity. In 2006 we signed a 12 year lease, which commenced in November 2006 and contains three six-year options to extend.

We have retained a corporate presence in Kogarah, in the Sydney Metro area, which is a key corporate office of St.George. The Kogarah head office has a 2,297 seat capacity. A lease commitment at this site extends to 2021 with five five-year options to extend.

On 27 July 2010, Westpac entered into a lease and services agreement for a purpose built data centre in Western Sydney. This agreement relates to the design, construction and operation of the data centre and is for a period of 15 years with two further five year option periods.

Westpac New Zealand Head Office

Construction of WNZL’s new Head Office premises is nearing completion. On 4 October 2006 we executed Agreements to build and lease with members of the Britomart Group of Companies in respect of approximately 24,000m2 of office space across two buildings to be developed at the Eastern end of Britomart Precinct near Customs Street in Auckland, New Zealand. The project involves the fitout of the building and relocation of approximately 1,500 staff to the new site, which has been named ‘Westpac on Takutai Square’.

Construction commenced in July 2008 and is scheduled for completion in early 2011, with migration of staff commencing April 2011. Building fitout works for the second stage have been completely integrated into the base build as part of Westpac’s focus on cost effectiveness and environmental sustainability. Construction is on budget and forecast to meet or exceed timelines at overall completion.

Significant long-term contracts

Westpac’s significant long-term contracts are summarised in Note 34 to the financial statements.

Related party disclosures

Details of our related party disclosures are set out in Note 40 to the financial statements and details of Directors’ interests in securities are set out in Note 41 to the financial statements. The related party disclosures relate principally to transactions with our Directors and Director-related parties as we do not have individually significant shareholders and our transactions with other related parties are not significant.

Other than as disclosed in Note 40 and Note 41 to the financial statements, if applicable, loans made to parties related to Directors and other key management personnel of Westpac are made in the ordinary course of business on normal terms and conditions (including interest rates and collateral). Loans are made on the same terms and conditions (including interest rates and collateral) as apply to other employees and certain customers in accordance with established policy. These loans do not involve more than the normal risk of collectability or present any other unfavourable features.

Auditor’s remuneration

Auditor’s remuneration, including goods and services tax, to the external auditor for the years ended 30 September 2010 and 2009 is provided in Note 33 to the financial statements.

Audit related services

Westpac Group Secretariat continually monitors the application of the pre-approval process in respect of audit, audit-related and non-audit services provided by PricewaterhouseCoopers (PwC) and promptly brings to the attention of the Board Audit Committee any exceptions that need to be approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. Westpac Group Secretariat ensures the pre-approval guidelines are communicated to Westpac’s divisions through publication on the Westpac intranet.

During the year ended 30 September 2010, there were no fees paid by Westpac to PwC that required approval by the Board Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ADDITIONAL FINANCIAL INFORMATION

Selected consolidated financial and operating data

Under applicable US disclosure requirements, we are required to include in this Annual Report certain financial and operating data covering a period of five years. In our 2008 Annual Report we modified the presentation of loans and provisions for impairment charges on loans by industry to align external reporting with the basis of presentation for internal reporting. We revised the presentation for the year ended 30 September 2007, but it was impractical to revise the disclosures for the financial year ended 30 September 2006.

The operating data set forth below is derived from our audited financial statements (and accompanying notes) as of and for the financial years ended 30 September 2007 and 2006. In our 2008 Annual Report, loan products that have both a mortgage and deposit facility were presented on a gross basis in the balance sheet. This represented a change in presentation from that adopted in previous years and resulted in an increase in Australian real estate mortgage loans by $2.8 billion at 30 September 2007 and $1.9 billion at 30 September 2006. To review all five years of historical data on a consistent basis, refer to the 2007 Annual Report on our website at www.westpac.com.au or on the website maintained by the SEC at www.sec.gov.

Loans

	Consolidated
	2007	2006
	$m	$m
Loans by type of customer
Australia
Government and other public authorities	415	278
Agriculture, forestry and fishing	3,775	2,954
Commercial and financial	80,009	65,244
Real estate – construction	2,458	2,734
Real estate – mortgage	113,396	98,352
Instalment loans and other personal lending	24,633	23,777
	224,686	193,339
Lease financing	4,345	4,216
Total loans - Australia	229,031	197,555
Overseas
Government and other public authorities	535	387
Agriculture, forestry and fishing	4,037	3,449
Commercial and financial	14,522	11,567
Real estate – construction	427	445
Real estate – mortgage	25,522	22,013
Instalment loans and other personal lending	2,645	2,145
	47,688	40,006
Lease financing	27	19
Total overseas	47,715	40,025
Total loans	276,746	237,580
Provisions on loans	(1,369)	(1,200)
Total net loans	275,377	236,380

Provisions for impairment charges on loans

	Consolidated
	2007		2006
	$m	%	$m	%
Individually assessed provision by type of customer
Australia
Agriculture, forestry and fishing	3	0.2	5	0.4
Commercial and financial	82	5.3	109	8.0
Real estate – construction	1	0.1	1	0.1
Real estate – mortgage	3	0.2	6	0.4
Instalment loans and personal lending	1	0.1	2	0.1
Total Australia	90	5.9	123	9.0
New Zealand
Agriculture, forestry and fishing	1	0.1	—	—
Commercial and financial	12	0.8	9	0.7
Real estate – mortgage	3	0.2	2	0.1
Instalment loans and other personal lending	6	0.4	3	0.2
Total New Zealand	22	1.5	14	1.0
Other overseas
Agriculture, forestry and fishing	—	—	—	—
Commercial and financial	36	2.3	21	1.5
Instalment loans and personal lending	—	—	6	0.4
Total other overseas	36	2.3	27	1.9
Total overseas	58	3.8	41	2.9
Total individually assessed provisions	148	9.7	164	11.9
Total collectively assessed provisions	1,410	90.3	1,194	88.1
Total provisions for impairment charges on loans and credit commitments	1,558	100.0	1,358	100.0

ADDITIONAL FINANCIAL INFORMATION

Provisions for impairment charges on loans (continued)

	Consolidated
	2007	2006
	$m	$m
Balance of provisions for impairment charges on loans
(Individually and collectively assessed) as at beginning of the year	1,358	1,184
Write-offs	(371)	(295)
Recoveries	22	25
Charge to income statement	482	375
Discount unwind	115	94
Exchange rate and other adjustments	(48)	(25)
Balance of provisions for impairment charges on loans as at end of the year	1,558	1,358
Write-offs and recoveries
Write-offs
Australia
Agriculture, forestry and fishing	(5)	(7)
Commercial and financial(1)	(84)	(82)
Real estate – construction	(2)	(1)
Real estate – mortgage	(12)	(6)
Instalment loans and other personal lending	(252)	(192)
Total Australia	(355)	(288)
New Zealand
Commercial and financial(1)	(3)	(4)
Real estate – construction	—	—
Instalment loans and other personal lending	(3)	(2)
Total New Zealand	(6)	(6)
Total other overseas	(10)	(1)
Total write-offs	(371)	(295)
Recoveries
Australia
Commercial and financial(1)	6	10
Instalment loans and other personal lending	16	11
Australia	22	21
New Zealand	—	3
Other overseas	—	1
Total recoveries	22	25
Net write-offs and recoveries	(349)	(270)

(1)               Lease finance write-offs and recoveries, which are not significant, were included in the ‘Commercial and financial’ category.

This page has been intentionally left blank.

SECTION 3

Financial report for the year ended 30 September 2010

Contents

Financial statements
Income statements
Statements of comprehensive income
Balance sheets
Statements of changes in equity
Cash flow statements
Notes to the financial statements
Note 1	Summary of significant accounting policies
Note 2	Net interest income
Note 3	Non-interest income
Note 4	Operating expenses
Note 5	Income tax
Note 6	Dividends
Note 7	Earnings per share
Note 8	Receivables due from other financial institutions
Note 9	Trading securities and other financial assets designated at fair value
Note 10	Available-for-sale securities
Note 11	Loans
Note 12	Provisions for impairment charges
Note 13	Goodwill and other intangible assets
Note 14	Property, plant and equipment
Note 15	Deferred tax assets and deferred tax liabilities
Note 16	Other assets
Note 17	Payables due to other financial institutions
Note 18	Deposits
Note 19	Trading liabilities and other financial liabilities designated at fair value
Note 20	Provisions
Note 21	Other liabilities
Note 22	Debt issues
Note 23	Loan capital
Note 24	Shareholder equity and non-controlling interest
Note 25	Share-based payments
Note 26	Average balances and related interest
Note 27	Financial risk
Note 27.1 Approach to risk management
Note 27.2 Credit risk management
Note 27.3 Funding and liquidity risk management
Note 27.4 Market risk
Note 28	Fair values of financial assets and liabilities
Note 29	Derivative financial instruments
Note 30	Capital adequacy
Note 31	Securitisation
Note 32	Group segment information
Note 33	Auditor’s remuneration
Note 34	Expenditure commitments
Note 35	Superannuation commitments
Note 36	Contingent liabilities, contingent assets and credit commitments
Note 37	Fund management activities
Note 38	Group entities
Note 39	Other group investments
Note 40	Related party disclosures
Note 41	Director and other key management personnel disclosures
Note 42	Notes to the cash flow statements
Note 43	Merger with St.George Bank Limited and transition to a single authorised deposit-taking institution
Note 44	Subsequent events
Statutory statements
Directors’ declaration
Management’s report on internal control over financial reporting
Independent Auditor’s report
Report of independent registered public accounting firm

FINANCIAL STATEMENTS

Income statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
		2010	2009	2008	2010	2009
	Note	$m	$m	$m	$m	$m
Interest income	2	34,151	30,446	29,081	29,799	22,009
Interest expense	2	(22,309)	(18,800)	(21,859)	(20,786)	(14,460)
Net interest income		11,842	11,646	7,222	9,013	7,549
Non-interest income	3	5,068	4,859	4,383	4,603	2,734
Net operating income before operating expenses and impairment charges on loans		16,910	16,505	11,605	13,616	10,283
Operating expenses	4	(7,416)	(7,171)	(5,455)	(5,540)	(4,524)
Impairment charges on loans	12	(1,456)	(3,238)	(931)	(958)	(2,018)
Profit before income tax		8,038	6,096	5,219	7,118	3,741
Income tax expense	5	(1,626)	(2,579)	(1,287)	(958)	(1,704)
Net profit for the year		6,412	3,517	3,932	6,160	2,037
Profit attributable to non-controlling interests		(66)	(71)	(73)	—	—
Net profit attributable to owners of Westpac Banking Corporation		6,346	3,446	3,859	6,160	2,037
Earnings per share
Basic (cents)	7	214.2	125.3	206.0
Diluted (cents)	7	207.1	123.2	200.1

The above income statements should be read in conjunction with the accompanying notes.

FINANCIAL STATEMENTS

Statements of comprehensive income for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
	2010	2009	2008	2010	2009
	$m	$m	$m	$m	$m
Net profit for the year	6,412	3,517	3,932	6,160	2,037
Other comprehensive income:
Gains/(losses) on available-for-sale securities:
Recognised in equity	92	33	33	33	(5)
Transferred to income statement	(1)	18	3	8	13
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	(104)	(435)	(220)	(155)	(348)
Transferred to income statement	(2)	(11)	(5)	(5)	(4)
Defined benefit obligation actuarial gains/(losses) recognised in equity (net of tax)	(99)	41	(378)	(85)	34
Exchange differences on translation of foreign operations	(122)	(121)	86	87	(152)
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	(28)	(15)	(21)	(11)	(4)
Cash flow hedging reserve	36	136	67	48	105
Foreign currency translation reserve	6	7	17	(21)	30
Other comprehensive income for the year (net of tax)	(222)	(347)	(418)	(101)	(331)
Total comprehensive income for the year	6,190	3,170	3,514	6,059	1,706
Attributable to:
Owners of Westpac Banking Corporation	6,124	3,099	3,441	6,059	1,706
Non-controlling interests	66	71	73	—	—
Total net income recognised for the year	6,190	3,170	3,514	6,059	1,706

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

Balance sheets as at 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
		2010	2009	2008	2010	2009	2008
	Note	$m	$m	$m	$m	$m	$m
Assets
Cash and balances with central banks	42	4,464	3,272	4,809	3,693	2,578	4,502
Receivables due from other financial institutions	8	12,588	9,974	10,434	10,047	6,868	5,408
Derivative financial instruments	29	36,102	33,187	34,810	35,908	30,852	34,654
Trading securities	9	40,011	43,114	50,445	37,821	35,404	47,249
Other financial assets designated at fair value	9	3,464	3,063	2,547	1,324	1,411	1,480
Available-for-sale securities	10	12,124	1,630	1,613	10,932	462	540
Loans — housing and personal	11	333,971	300,249	187,245	303,749	181,091	159,080
Loans — business	11	143,684	163,210	126,300	127,418	112,600	113,717
Life insurance assets		12,310	12,384	12,547	—	—	—
Regulatory deposits with central banks overseas		1,322	766	927	1,288	737	885
Due from subsidiaries		—	—	—	58,295	83,228	22,789
Current tax assets		—	—	77	—	—	161
Deferred tax assets	15	2,290	1,985	756	1,938	1,700	432
Investments in subsidiaries		—	—	—	5,005	18,751	4,258
Goodwill and other intangible assets	13	11,504	11,541	2,989	9,381	1,213	1,117
Property, plant and equipment	14	1,010	888	505	852	464	396
Other assets	16	3,433	4,324	3,672	2,645	2,413	2,916
Total assets		618,277	589,587	439,676	610,296	479,772	399,584
Liabilities
Payable due to other financial institutions	17	8,898	9,235	15,861	8,887	8,368	14,880
Deposits at fair value	18	53,249	58,491	60,011	51,802	55,632	56,523
Deposits at amortised cost	18	284,136	270,965	173,719	259,760	180,581	149,069
Derivative financial instruments	29	44,039	36,478	24,970	42,977	33,354	24,980
Trading liabilities and other financial liabilities designated at fair value	19	4,850	10,848	16,689	4,850	9,082	16,628
Debt issues	22	150,336	131,353	96,398	124,647	96,770	77,747
Acceptances		635	1,671	3,971	635	1,392	3,971
Current tax liabilities		302	1,932	—	282	1,878	—
Deferred tax liabilities	15	24	35	—	1	26	—
Life insurance liabilities		11,560	11,737	11,953	—	—	—
Due to subsidiaries		—	—	—	62,463	45,224	24,255
Provisions	20	1,726	1,628	1,106	1,526	1,120	956
Other liabilities	21	8,772	7,505	6,809	6,988	5,091	5,066
Total liabilities excluding loan capital		568,527	541,878	411,487	564,818	438,518	374,075
Loan capital
Subordinated bonds, notes and debentures	23	6,679	8,127	6,545	6,679	5,821	6,545
Subordinated perpetual notes	23	404	443	486	404	443	486
Convertible debentures and Trust preferred securities	23	624	647	666	624	647	666
Stapled preferred securities	23	1,925	1,921	1,021	1,925	1,921	1,021
Total loan capital		9,632	11,138	8,718	9,632	8,832	8,718
Total liabilities		578,159	553,016	420,205	574,450	447,350	382,793
Net assets		40,118	36,571	19,471	35,846	32,422	16,791
Shareholders’ equity
Share capital:
Ordinary share capital	24	24,686	23,684	6,744	24,686	23,684	6,744
Treasury shares and RSP treasury shares	24	(190)	(188)	(151)	(118)	(117)	(99)
Reserves		(57)	(56)	256	(7)	(110)	194
Retained profits		13,750	11,197	10,698	9,393	7,073	8,060
Convertible debentures	24	—	—	—	1,892	1,892	1,892
Total equity attributable to owners of Westpac Banking Corporation		38,189	34,637	17,547	35,846	32,422	16,791
Non-controlling interests	24	1,929	1,934	1,924	—	—	—
Total shareholders’ equity and non-controlling interests		40,118	36,571	19,471	35,846	32,422	16,791
Contingent liabilities, contingent assets and credit commitments	36

The above balance sheets should be read in conjunction with the accompanying notes.

FINANCIAL STATEMENTS

Statements of changes in equity as at 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
	2010	2009	2008	2010	2009
	$m	$m	$m	$m	$m
Share capital
Balance as at beginning of the year	23,496	6,593	6,011	23,567	6,645
Shares issued:
Under dividend reinvestment plan	961	1,015	704	961	1,015
DRP underwriting agreement	—	887	—	—	887
Under option and share rights schemes	44	10	30	44	10
St.George merger	—	12,123	—	—	12,123
Institutional placement	—	2,465	—	—	2,465
Share purchase plan	—	440	—	—	440
Final settlement of Hastings Funds Management Limited acquisition	—	9	—	—	9
Shares purchased for delivery upon exercise of options and share rights (net of tax)	(3)	(9)	(115)	(3)	(9)
(Acquisition)/disposal of treasury shares	(2)	(26)	20	(1)	(7)
Acquisition of RSP treasury shares	—	(11)	(57)	—	(11)
Balance as at end of the year	24,496	23,496	6,593	24,568	23,567
Available-for-sale securities reserve
Balance as at beginning of the year	66	28	(2)	29	25
Additions through merger	—	—	—	(2)	—
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	92	33	33	33	(5)
Exchange differences	2	2	15	2	—
Income tax effect	(31)	(10)	(21)	(12)	—
Transferred to income statements	(1)	18	3	8	13
Income tax effect	3	(5)	—	1	(4)
Balance as at end of the year	131	66	28	59	29
Share-based payment reserve
Balance as at beginning of the year	420	346	257	388	327
Current period movement due to transactions with employees	120	74	89	111	61
Balance as at end of the year	540	420	346	499	388
Cash flow hedging reserve
Balance as at beginning of the year	(371)	(61)	97	(234)	13
Additions through merger	—	—	—	(33)	—
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	(104)	(435)	(220)	(155)	(348)
Income tax effect	35	134	65	47	104
Transferred to income statements	(2)	(11)	(5)	(5)	(4)
Income tax effect	1	2	2	1	1
Balance as at end of the year	(441)	(371)	(61)	(379)	(234)
Foreign currency translation reserve
Balance as at beginning of the year	(171)	(57)	(160)	(293)	(171)
Current period movement due to changes in other comprehensive income:
Foreign currency translation adjustment	(122)	(121)	86	87	(152)
Tax on foreign currency translation adjustment	6	7	17	(21)	30
Balance as at end of the year	(287)	(171)	(57)	(227)	(293)
Common control reserve
Balance as at beginning of the year	—	—	—	—	—
Additions through merger	—	—	—	41	—
Balance as at end of the year	—	—	—	41	—
Total reserves	(57)	(56)	256	(7)	(110)
Movements in retained profits were as follows
Balance as at beginning of the year	11,197	10,698	9,793	7,073	8,060
Current period movement due to changes in other comprehensive income:
Actuarial gains/(losses) on defined benefit obligations (net of tax)	(99)	41	(378)	(85)	34
Profit attributable to owners of Westpac Banking Corporation	6,346	3,446	3,859	6,160	2,037
Transaction with owners:
Ordinary dividends paid	(3,694)	(2,988)	(2,576)	(3,700)	(2,994)
Distributions on convertible debentures	—	—	—	(55)	(64)
Balance as at end of the year	13,750	11,197	10,698	9,393	7,073
Total comprehensive income attributable to non-controlling interests	66	71	73	—	—
Total comprehensive income attributable to owners of Westpac Banking Corporation	6,124	3,099	3,441	6,059	1,706
Total comprehensive income for the period	6,190	3,170	3,514	6,059	1,706

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Cash flow statements for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
	2010	2009	2008	2010	2009
	$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received	33,225	30,762	28,765	29,042	22,259
Interest paid	(20,854)	(19,149)	(21,389)	(19,643)	(14,827)
Dividends received excluding life business	25	21	15	217	46
Other non-interest income received	3,785	3,575	3,139	1,586	1,929
Operating expenses paid	(6,036)	(5,250)	(4,244)	(4,084)	(3,641)
Net decrease/(increase) in trading and fair value assets	1,819	12,428	(13,819)	2,932	11,924
Net (decrease)/increase in trading and fair value liabilities	(5,936)	(13,104)	8,470	(4,205)	(8,266)
Net decrease/(increase) in derivative financial instruments	(2,418)	15,000	(6,214)	(2,499)	10,162
Income tax paid excluding life business	(3,537)	(1,346)	(1,574)	(3,471)	(840)
Life business:
Receipts from policyholders and customers	2,463	2,679	2,646	—	—
Interest and other items of similar nature	24	29	36	—	—
Dividends received	449	489	848	—	—
Payments to policyholders and suppliers	(2,475)	(2,732)	(3,148)	—	—
Income tax paid	(66)	(65)	(80)	—	—
Net cash provided by/(used in) operating activities	468	23,337	(6,549)	(125)	18,746
Cash flows from investing activities
Proceeds from sale of available-for-sale securities	3,080	5,417	4,514	719	679
Purchase of available-for-sale securities	(12,962)	(3,271)	(4,875)	(10,439)	(647)
Net (increase)/decrease in:
Due from other financial institutions	(3,330)	2,576	3,198	(2,218)	(2,812)
Loans	(19,683)	(35,345)	(39,198)	(15,396)	(23,852)
Life insurance assets	(367)	(33)	467	—	—
Regulatory deposits with central banks overseas	(685)	30	(81)	(679)	22
Other assets	530	(3,747)	3,308	711	(2,425)
Due from controlled entities	—	—	—	(1,311)	(48,308)
Investments in controlled entities	—	—	—	383	(14,493)
Purchase of computer software	(508)	(295)	(313)	(438)	(224)
Purchase of property, plant and equipment	(366)	(285)	(195)	(308)	(186)
Proceeds from disposal of property, plant and equipment	33	19	64	19	9
Controlled entities and businesses disposed, net of cash held and transaction costs	—	—	70	—	—
Partial disposal of controlled entities	—	—	229	—	—
Controlled entities and businesses acquired, net of cash held	—	—	(137)	—	—
Merger with St.George, net of transaction costs	—	374	—	214	—
Net cash used in investing activities	(34,258)	(34,560)	(32,949)	(28,743)	(92,237)
Cash flows from financing activities
Issue of loan capital (net of issue costs)	—	897	476	—	897
Redemption of loan capital	(1,225)	(1,869)	—	(1,225)	(850)
Proceeds from share placement and share purchase plan	—	2,890	—	—	2,890
Proceeds from exercise of employee options	48	10	29	48	10
Purchase of shares on exercise of employee options and rights	(5)	(10)	(132)	(5)	(10)
Net increase/(decrease) in:
Due to other financial institutions	(406)	(12,562)	5,762	(511)	(7,147)
Deposits	12,379	20,427	30,344	7,808	32,438
Debt issues and acceptances	27,666	3,327	6,817	30,109	23,457
Other liabilities	(531)	(1,468)	710	(1,443)	77
Due to controlled entities	—	—	—	(1,906)	20,969
Purchase of treasury shares	(13)	(41)	(57)	(8)	(18)
Sale of treasury shares	7	7	20	7	—
Payment of dividends	(2,733)	(1,973)	(1,872)	(2,794)	(2,043)
Proceeds from DRP underwriting agreement	—	887	—	—	887
Payment of dividends - former St.George shareholders	—	(708)	—	—	—
Payment of dividends to non-controlling interests	(76)	(71)	(73)	—	—
Net cash provided by financing activities	35,111	9,743	42,024	30,080	71,557
Net increase/(decrease) in cash and cash equivalents	1,321	(1,480)	2,526	1,212	(1,934)
Effect of exchange rate changes on cash and cash equivalents	(129)	(57)	40	(97)	10
Cash and cash equivalents as at the beginning of the year	3,272	4,809	2,243	2,578	4,502
Cash and cash equivalents as at the end of the year	4,464	3,272	4,809	3,693	2,578

The above cash flow statements should be read in conjunction with the accompanying notes.

Details of the reconciliation of net cash provided by operating activities to net profit attributable to owners of Westpac Banking Corporation are provided in Note 42.

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Summary of significant accounting policies

a.       Basis of accounting

(i)                  General

This general purpose financial report has been prepared in accordance with the requirements for an authorised deposit-taking institution under the Banking Act 1959 (as amended), Australian Accounting Standards, which include the Australian equivalents to International Financial Reporting Standards (A-IFRS), other authoritative pronouncements of the Australian Accounting Standards Board (AASB), Urgent Issues Group Interpretations and the Corporations Act 2001.

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

This financial report also includes additional disclosures required for foreign registrants by the United States Securities and Exchange Commission. References to standards and interpretations under A-IFRS in this financial report have similar references in the standards and interpretations of IFRS as issued by the IASB.

This financial report of Westpac Banking Corporation (the Parent Entity), together with its controlled entities (the Group or Westpac), for the year ended 30 September 2010 was authorised for issue by the Board of Directors on 3 November 2010.

(ii)              Comparative revisions

Comparative information has been revised where appropriate to enhance comparability. The changes outlined below have had no impact on total assets, total liabilities and net profit. Comparative revisions made in the financial report include:

•         the new accounting standard AASB 8 was adopted with effect from 1 October 2009. Comparative information has been revised as required by the new standard (Note 32); and

•         the reclassification of other bank issued certificates of deposits between Receivables due from other financial institutions (Note 8) and Trading securities (Note 9). The revisions made to the comparative period balance sheets are presented in the table below. Associated changes have been made to the income statements, within interest income; cash flow statements and notes to the cash flow statements (Note 42); Average balances and related interest (Note 26); Financial risk disclosures (Note 27) and Fair values of financial assets and liabilities (Note 28).

	30 September 2009
	Consolidated			Parent Entity
	Previously Reported	Increase/ (Decreased)	Revised	Previously Reported	Increase/ (Decreased)	Revised
	$m	$m	$m	$m	$m	$m
Receivables due from other financial institutions	18,309	(8,335)	9,974	12,366	(5,498)	6,868
Trading securities	34,779	8,335	43,114	29,906	5,498	35,404

	30 September 2008
	Consolidated			Parent Entity
	Previously Reported	Increase/ (Decreased)	Revised	Previously Reported	Increase/ (Decreased)	Revised
	$m	$m	$m	$m	$m	$m
Receivables due from other financial institutions	21,345	(10,911)	10,434	16,319	(10,911)	5,408
Trading securities	39,534	10,911	50,445	36,338	10,911	47,249

Note 1. Summary of significant accounting policies (continued)

(iii)          Changes in accounting policies

As a result of the new and revised accounting standards, which became operative for the annual reporting period commencing 1 October 2009, the following standards, interpretations and amendments have been adopted in the 2010 financial year:

The revised AASB 3 Business Combinations (AASB 3), amended AASB 127 Consolidated and Separate Financial Statements (AASB 127) and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127 — March 2008 were adopted with effect from 1 October 2009 and therefore were not applicable in accounting for the merger with St.George. The revisions to the standards apply prospectively to business combinations. The main changes under the standards are that:

•         acquisition related costs are recognised as an expense in the income statement in the period they are incurred;

•         earn-outs and contingent considerations will be measured at fair value at the acquisition date. Subsequent remeasurement (where relevant) that relates to a post-acquisition event or that occurs outside the measurement period is recognised in the income statement;

•         step acquisitions, impacting equity interests held prior to control being obtained, are remeasured to fair value, with gains and losses being recognised in the income statement. Similarly where control is lost, any difference between the fair value of the residual holding and its carrying value is recognised in the income statement; and

•         while control is retained, transactions with non-controlling interests would be treated as equity transactions.

The revised AASB 101 Presentation of Financial Statements (AASB 101), AASB 2007-8 Amendments to Australian Accounting Standards arising from AASB 101 — September 2007 and AASB 2007-10 Further Amendments to Australian Accounting Standards arising from AASB 101 were adopted with effect from 1 October 2009. The amendments affect the presentation of owner changes in equity and of comprehensive income. They do not change the recognition, measurement or disclosure of specific transactions and events required by other standards. Comparative information in these new disclosures has been presented so that it is also in conformity with the revised standard.

AASB 8 Operating Segments and AASB 2007-3 Amendments to Australian Accounting Standards arising from AASB 8 were adopted with effect from 1 October 2009. The standards replaced AASB 114 and aligns external operating segment reporting with internal reporting to key management personnel.

AASB 2009-2 Amendments to Australian Accounting Standards — Improving Disclosures about Financial Instruments was issued in April 2009, and adopted with effect from 1 October 2009.The amendments enhanced disclosures for financial instruments regarding fair value measurement and liquidity risk.

The following standards are applicable to the Group and have been assessed as not having a material impact on the Group:

AASB 2008-1 Amendments to Australian Accounting Standards — Share based Payments: Vesting Conditions and Cancellations was adopted with effect from 1 October 2009. It clarifies that vesting conditions for share-based payments include only service conditions and performance conditions. It also amends the definition of performance conditions to require the completion of a service period in addition to specified performance targets and to specify that all cancellations, whether by the entity or by other parties, should receive the same accounting treatment.

AASB 2008-7 Amendments to Australian Accounting Standards — Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate — July 2008 was adopted with effect from 1 October 2009 and removes the definition of the cost method from AASB 127. All dividends received from investments in a subsidiary, jointly controlled entity or associate will be recognised as income in the separate financial statements of the investor even if they are paid out of pre-acquisition profits. It also amends AASB 136 Impairment of Assets to include the recognition of a dividend from a subsidiary entity as a potential indication of impairment.

AASB 2008-8 Amendments to Australian Accounting Standards — Eligible Hedged Items — August 2008 was adopted with effect from 1 October 2009 and provides clarification on the application of hedge accounting in certain circumstances.

(iv)            Historical cost convention

The financial report has been prepared under the historical cost convention, as modified by applying fair value accounting to available-for-sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss.

(v)                Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries (including special purpose entities) controlled by the Parent Entity and the results of all subsidiaries. The effects of all transactions between entities in the Group are eliminated. Control exists when the Parent Entity has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The definition of control is based on the substance rather than the legal form of an arrangement. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account.

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Summary of significant accounting policies (continued)

Subsidiaries are fully consolidated from the date on which control commences and they are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries (refer to Note 1(e)).

Changes in the Group’s ownership interest in a subsidiary after control is obtained that do not result in a loss of control are accounted for as transactions with equity holders in their capacity as equity holders. Any difference between the amount by which the non-controlling interest is adjusted and the fair value of the consideration paid or received is recognised directly in equity.

If the Group loses control of a subsidiary it recognises any resulting gain or loss in the income statement.

The interest of non-controlling shareholders is stated at their proportion of the net profit and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly, by Westpac.

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

b.             Group companies

Assets and liabilities of overseas branches and subsidiaries that have a functional currency other than the Australian dollar are translated at exchange rates prevailing on the balance date. Income and expenses are translated at average exchange rates prevailing during the period. Other equity balances are translated at historical exchange rates. Exchange differences that have arisen since 1 October 2004, the date of transition to A-IFRS, are recognised through the Statement of comprehensive income in the foreign currency translation reserve.

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

Interest relating to impaired loans is recognised using the loan’s original effective interest rate based on the net carrying value of the impaired loan after giving effect to impairment charges. This rate is also used to discount the future cash flows for the purpose of measuring impairment charges. For loans that have been impaired this method results in cash receipts being apportioned between interest and principal.

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

Note 1. Summary of significant accounting policies (continued)

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

(v)                Net trading income

Realised gains or losses, and unrealised gains or losses arising from changes in the fair value of the trading assets and liabilities are recognised as trading income in the income statement in the period in which they arise except for recognition of day one profits or losses which are deferred where certain valuation inputs are unobservable. Dividend income on the trading portfolio is also recorded as part of non-interest income. Interest income or expense on the trading portfolio is recognised as part of net-interest income.

(vi)            Other dividend income

Dividends on quoted shares are recognised on the ex-dividend date. Dividends on unquoted shares are recognised when the company’s right to receive payment is established.

(vii)        Gain or loss on sale of property, plant and equipment

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds less costs of disposal, and the carrying amount of the asset, and is recognised as non-interest income.

c.                     Expense recognition

(i)                  Interest expense

Interest expense, including premiums or discounts and associated expenses incurred on the issue of financial liabilities, is recognised in the income statement using the effective interest method (refer to Note 1(b)(i)).

(ii)              Impairment on loans and receivables carried at amortised cost

The charge recognised in the income statement for impairment on loans and receivables carried at amortised cost reflects the net movement in the provisions for individually assessed and collectively assessed loans, write-offs and recoveries of impairments previously written-off.

(iii)          Leasing

Operating lease payments are recognised in the income statement as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the benefit received. Incentives received on entering into operating leases are recorded as liabilities and amortised as a reduction of rental expense on a straight-line basis over the lease term.

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

Managed investment acquisition costs

Deferred acquisition costs associated with the retail funds management business are costs that are directly related to and incremental to the acquisition of new business. These costs are recorded as an asset and are amortised in the income statement on the same basis as the recognition of related revenue.

Life insurance acquisition costs

Deferred acquisition costs associated with the life insurance business are costs that are incremental to the acquisition of new business. These costs are recorded as an asset and are amortised in the income statement on the same basis as the recognition of related revenue.

(vi)            Share-based payment

Certain employees are entitled to participate in option and share ownership schemes.

Options and share rights

The fair value of options and share rights provided to employees as share-based payments is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and is recognised over the period the services are received which is the expected vesting period during which the employees would become entitled to exercise the option or share right.

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Summary of significant accounting policies (continued)

The fair value of options and share rights is estimated at grant date using a Binomial/Monte Carlo simulation pricing model incorporating the vesting and hurdle features of the grants. The fair value of the options and share rights excludes the impact of any non-market vesting conditions such as participants’ continued employment by the Group. The non-market vesting conditions are included in assumptions used when determining the number of options and share rights expected to become exercisable for which an expense is recognised. At each reporting date these assumptions are revised and the expense recognised each year takes into account the most recent estimates.

Employee share plan (ESP)

The value of shares expected to be issued to employees for no consideration under the ESP is recognised as an expense over the financial year and accrued in other liabilities. The fair value of any ordinary shares issued to satisfy the obligation to employees is recognised within equity, or if purchased on market, the obligation to employees is satisfied by delivering shares that have been purchased on market.

Restricted share plan (RSP)

The fair value of shares allocated to employees for no consideration under the RSP is recognised as an expense over the vesting period. The fair value of ordinary shares issued to satisfy the obligation to employees is measured at grant date and is recognised as a separate component of equity.

Westpac has formed a trust to hold any shares forfeited by employees until they are reallocated to employees in subsequent grants in the Group’s restricted share plan. Shares allocated to employees under the RSP, which have not yet vested, are treated as treasury shares and deducted from shareholders’ equity.

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

Current and deferred tax attributable to amounts recognised in other comprehensive income are also recognised in other comprehensive income.

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

For members of Westpac’s Australian tax consolidated group, tax expense/income, deferred tax liabilities and assets arising from temporary differences are recognised in the separate financial statements of the members of the tax-consolidated group using a ‘group allocation basis’ that removes the tax impact of certain transactions between members of the tax-consolidated group. Deferred tax liabilities and assets are recognised by reference to the carrying amounts in the separate financial statements of each entity and the tax values applying under tax consolidation. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and relevant tax credits of the members of the tax-consolidated group are recognised by the Parent Entity (as head entity in the tax-consolidated group).

Note 1. Summary of significant accounting policies (continued)

e.                     Acquisitions of assets

(i)                  External acquisitions

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value at the acquisition date. For each business combination, the non-controlling interest is measured either at fair value or at the proportionate share of the acquiree’s identifiable net assets. The excess of the cost of acquisition, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree, over the fair value of the Group’s share of the identifiable net assets acquired, is recorded as goodwill.

Where settlement of any part of cash consideration is deferred, amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the Group’s incremental borrowing rate.

(ii)              Common control transactions

The predecessor method of accounting is used to account for business combinations between entities in the Group.

Assets acquired and liabilities assumed in a common control transaction are measured initially at the acquisition date at the carrying value from the Group’s perspective. The excess of the cost of acquisition over the initial carrying values of the Entity’s share of the net assets acquired is recorded as part of a common control reserve.

Where relevant, in the financial report the phrase ‘additions through merger’ includes both balances acquired through external acquisitions and through common control transactions.

f.                       Assets

(i)                  Financial assets

The Group classifies its financial assets in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments and available-for-sale securities. Management determines the classification of its financial assets at initial recognition.

•         Financial assets at fair value through profit or loss
This category has two sub-categories: firstly financial assets held for trading and secondly those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling it in the near term, if it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit taking, if it is a derivative that is not a designated hedging instrument, or if so designated on acquisition by management, in accordance with conditions set out in Note 1 (f)(i)(e).

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

•         Available-for-sale securities
Available-for-sale securities are those debt or equity securities that are designated as available-for-sale or that are not classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments.

Other investments, which comprise of unlisted equity securities that do not have a quoted price in an active market and where fair value cannot be estimated within a reasonable range of probable outcomes, are carried at cost.

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

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Summary of significant accounting policies (continued)

Available-for-sale financial assets and financial assets recognised at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method. Realised and unrealised gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognised in other comprehensive income, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in other comprehensive income are recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the right to receive payment is established. Foreign exchange gains or losses and interest, calculated using the effective interest method, on available-for-sale debt instruments are also recognised in the income statement.

The fair values of quoted investments in active markets are based on current bid prices. If the market for a financial asset is not active, the Group establishes fair value using valuation techniques. These include the use of recent arm’s length transactions, discounted cash flow analysis, option pricing models and other valuation techniques commonly used by market participants.

a.              Cash and balances with central banks

Cash and balances with central banks includes cash at branches, Reserve Bank settlement account balances and nostro balances. They are brought to account at the face value or the gross value of the outstanding balance, where appropriate. These balances have a maturity of less than three months.

b.             Receivables due from other financial institutions

Receivables from other financial institutions include conduit assets, collateral placed and interbank lending. They are accounted for as loans and receivables and subsequently measured at amortised cost using the effective interest rate method.

c.              Derivative financial instruments

Derivative financial instruments including forwards, futures, swaps and options are recognised in the balance sheet at fair value. Fair value is obtained from quoted market prices, independent dealer price quotations, discounted cash flow models and option pricing models, which incorporate current market and contractual prices for the underlying instrument, time to expiry, yield curves and volatility of the underlying. Also included in the determination of the fair value of derivatives is a credit valuation adjustment. Where the derivative has a positive fair value (asset), this credit adjustment is to reflect the credit worthiness of the counterparty. Where the derivative has a negative fair value (liability), this credit adjustment reflects the Group’s own credit risk. These credit adjustments are taken into account after considering any relevant collateral or master netting agreements.

d.             Trading securities

Trading securities include debt and equity instruments which are actively traded and securities purchased under agreement to resell. They are accounted for as financial assets at fair value through profit or loss.

e.              Other financial assets designated at fair value

Certain non-trading bonds, notes and commercial bills are designated as fair value through profit or loss. This designation is only made if the financial asset contains an embedded derivative, it is managed on a fair value basis in accordance with a documented strategy, or if designating it at fair value reduces an accounting mismatch.

f.                Available-for-sale securities

Available-for-sale securities are public and other debt and equity securities that are not classified as fair value through profit or loss, loans and receivables or as held-to-maturity investments. The accounting policy for available-for-sale securities is set out in Note 1(f)(i).

g.             Loans

Loans includes advances, overdrafts, home loans, credit card and other personal lending, term loans, leasing receivables, bill financing, redeemable preference share financing and acceptances. The accounting policy for loans and receivables is in Note 1(f)(i).

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

j.                 Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

•         the rights to receive cash flows from the asset have expired; or

•         the entity has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement and cannot sell or repledge the asset other than to the transferee; and

•         either the Group has transferred substantially all the risks and rewards of the asset, or the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

A situation may arise where the Group transfers its right to receive cashflows from an asset or has entered into a pass-through arrangement. In some cases the Group would have neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of these assets. Should this occur to the extent that the Group has continuing involvement in the asset, the asset continues to be recognised on the balance sheet.

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

Available-for-sale

The Group assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment charge on that financial asset previously recognised in profit or loss — is removed from other comprehensive income and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment charge was recognised in the income statement, the impairment charge is reversed through the income statement. Subsequent reversal of impairment charges on equity instruments are not recognised in the income statement.

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

Depreciation is calculated using the straight-line method to allocate the cost of assets less any residual value over their estimated useful lives, as follows:

• Premises and sites	Up to 50 years

• Leasehold improvements	Up to 10 years

• Furniture and equipment	3 to 15 years

Gains and losses on the disposal of property, plant and equipment are determined as the difference between the consideration received (less costs to sell) and the carrying value and are included in the income statement.

Note 1. Summary of significant accounting policies (continued)

b.             Intangible assets

Goodwill

Goodwill represents amounts arising on the acquisition of businesses. Prior to the revised AASB 3, goodwill represented the excess of purchase consideration, including directly attributable expenses associated with the acquisition, over the fair value of the Group’s share of the identifiable net assets of the acquired business. Goodwill arising on the acquisition of a business subsequent to the adoption of the revised AASB 3 represents the excess of the purchase consideration, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree, over the fair value of the Group’s share of net identifiable assets acquired.

All goodwill is considered to have an indefinite life.

Goodwill is tested for impairment annually and whenever there is an indication that it may be impaired, and is carried at cost or deemed cost less accumulated impairment. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units based on management’s analysis of where the synergies resulting from an acquisition are expected to arise.

Goodwill was tested for impairment at 30 September 2010 and no impairment has been recognised in the income statement.

•         Brands

Brand intangible assets are recognised on the acquisition of businesses and represent the value attributed to brand names associated with businesses acquired. The useful life of brands recognised is estimated to be indefinite as there is no foreseeable limit to the period over which the brand name is expected to generate net cash flows. Brands are not amortised but tested for impairment annually or more frequently when indicators of impairment are identified.

•         Core deposit intangibles

Core deposit intangibles were recognised due to the merger with St.George and represent the value, or avoided cost, of having a deposit base from consumer and business transaction accounts, savings accounts, term deposits and other money market and cash management accounts that provide a cheaper source of funding than alternative sources of funding such as in the wholesale and securitisation markets.

Core deposit intangibles are amortised using the straight-line method over a period of nine years and are stated at cost less accumulated amortisation and impairment. Core deposit intangibles are assessed for any indication of impairment at each reporting date and whenever there is an indicator that these may be impaired.

Other intangibles

Other intangibles are stated at cost less accumulated amortisation (where relevant) and impairment. Other intangibles consist of distribution relationships, customer relationships, computer software, value of in-force business and service contracts. For significant other intangibles, the accounting policies are as follows:

•         Financial Planner distribution relationships

Distribution relationship intangibles were recognised due to the merger with St.George and represent the value attributable to financial planner relationships. These assets are amortised using the straight-line method to allocate the cost of the assets over their estimated useful lives of eight years.

•         Credit card customer relationships

The credit card customer relationship intangibles were recognised due to the merger with St.George and represent the value attributable to the future fee and interest revenue from credit card relationships. These assets are amortised using the straight-line method to allocate the cost of the assets over their estimated useful lives of five years.

•         Computer software

Internal and external costs directly incurred in the purchase or development of computer software, including subsequent upgrades and enhancements are recognised as intangible assets when it is probable that they will generate future economic benefits attributable to the Group. These assets are amortised using the straight-line method to allocate the cost of the asset less any residual value over their estimated useful lives of between three and five years.

(iii)          Investments in controlled entities

Investments in controlled entities are initially recorded by Westpac at cost. Investments in controlled entities are subsequently held at the lower of cost and recoverable amount.

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

As detailed above, goodwill and indefinite life intangibles are tested for impairment annually, and whenever there is an indication that they may be impaired.

The recoverable amount of an asset is the greater of its fair value less cost to sell and value-in-use. In assessing value-in-use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

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

a.              Payables due to other financial institutions

Payables due to other financial institutions includes deposits, vostro balances, collateral received and settlement account balances due to other financial institutions. They are measured at amortised cost.

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

d.             Derivative financial instruments

Derivative financial instruments including forwards, futures, swaps and options are recognised in the balance sheet at fair value. Fair values are obtained from quoted market prices, independent dealer price quotations, discounted cash flow models and option pricing models, which incorporate current market and contractual prices for the underlying instrument, time to expiry, yield curves and volatility of the underlying. Also included in the determination of the fair value of derivatives is a credit valuation adjustment. Where the derivative has a positive fair value (asset), this credit adjustment reflects the credit worthiness of the counterparty. Where the derivative has a negative fair value (liability), this credit adjustment reflects the Group’s own credit risk. These credit adjustments are taken into account after considering any relevant collateral or master netting agreements.

e.              Trading liabilities and other financial liabilities designated at fair value

Securities sold under repurchase agreements and securities sold short are classified as trading liabilities. They are accounted for as financial liabilities at fair value through profit or loss.

f.                Debt issues

These are bonds, notes, commercial paper and debentures that have been issued by entities in the Westpac Group. Debt issues are measured either at fair value through profit or loss or at amortised cost using the effective interest method. Debt issues are measured at fair value through profit or loss to reduce an accounting mismatch, which arises from associated derivatives executed for risk management purposes.

Note 1. Summary of significant accounting policies (continued)

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

The fair value of a financial guarantee contract is determined as the present value of the difference in net cash flows between the contractual payments under the debt instrument and the payments that would be required without the guarantee, or the estimated amount that would be payable to a third party for assuming the obligation.

Where guarantees in relation to loans or other payables of subsidiaries or associates are provided for no compensation, the fair value is accounted for as a contribution and is recognised as part of the cost of the investment.

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

Life insurance contract liabilities

The value of life insurance contract liabilities is calculated using the margin on services methodology. The methodology takes into account the risks and uncertainties of the particular classes of the life insurance business written. Deferred policy acquisition costs are included in the measurement basis of life insurance contract liabilities and are therefore equally sensitive to the factors that are considered in the liabilities measurement. This methodology is in accordance with Actuarial Standard 1.04 ‘Valuation of Policy Liabilities’ issued by the Life Insurance Actuarial Standard Board (LIASB) under the Life Insurance Act 1995.

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

e.              Provision for litigation and non-lending losses

A provision for litigation is recognised where it is probable that there will be an outflow of economic resources. Non-lending losses are any losses that have not arisen as a consequence of an impaired credit decision. Those provisions include litigation and associated costs, frauds and the correction of operational issues.

h.                    Equity

(i)                  Ordinary shares

Ordinary shares are recognised at the amount paid up per ordinary share net of directly attributable issue costs.

Note 1. Summary of significant accounting policies (continued)

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

(iii)          Non-controlling interests

Non-controlling interests represents the share in the net assets of subsidiaries attributable to equity interests that are not owned directly or indirectly by the Parent Entity. The Group also has on issue the following hybrid instruments; Trust Preferred Securities 2003 (TPS 2003) and Trust Preferred Securities 2006 (TPS 2006) that are hybrid instruments and are classified as non-controlling interests.

(iv)            Reserves

Foreign currency translation reserve

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

Available-for-sale securities reserve

This comprises the changes in the fair value of available-for-sale financial securities, net of tax. These changes are transferred to the income statement in non-interest income when the asset is either derecognised or impaired.

Cash flow hedging reserve

This comprises the fair value gains and losses associated with the effective portion of designated cash flow hedging instruments.

Share-based payment reserve

This comprises the fair value of share-based payments recognised as an expense.

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

The Group uses hedge accounting for derivatives designated in this way when certain criteria are met. At the time a financial instrument is designated as a hedge, the Group formally documents the relationship between the hedging instrument and hedged item, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives have been highly effective in offsetting changes in the fair value or cash flows of the hedged items.

A hedge is regarded as highly effective if, at inception and throughout its life, the Group can expect changes in the fair value or cash flows of the hedged item to be almost fully offset by the changes in the fair value or cash flows of the hedging instrument, and actual results of the hedge are within a range of 80% to 125% of these changes. Hedge ineffectiveness represents the amount by which the changes in the fair value of the hedging derivative differ from changes in the fair value of the hedged item or the amount by which changes in the cash flow of the hedging derivative differ from changes (or expected changes) in the present value of the cash flows of the hedged item.

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

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Summary of significant accounting policies (continued)

b.             Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in other comprehensive income. The gain or loss relating to any ineffective portion is recognised immediately in the income statement.

Amounts accumulated in other comprehensive income are transferred to the income statement in the periods in which the hedged item affects profit or loss.

When a hedging instrument expires or is sold, terminated or exercised or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income and is recognised in the period in which the hedge item affects profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement.

c.              Hedge of a net investment in a foreign operation

Hedges of net investments in overseas branches and subsidiaries are accounted for in a manner similar to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognised in the foreign currency translation reserve in other comprehensive income and the gain or loss relating to the ineffective portion is recognised immediately in the income statement. Gains and losses accumulated in other comprehensive income are included in the income statement when the overseas branch or subsidiary is disposed.

(ii)              Embedded derivatives

In certain instances a derivative may be embedded in a host contract. If the host contract is not carried at fair value through profit or loss, the embedded derivative is separated from the host contract and accounted for as a standalone derivative instrument at fair value where the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract.

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

Note 1. Summary of significant accounting policies (continued)

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

(vii)        Securities borrowed or lent and repurchase or reverse repurchase agreements

As part of its trading activities, Westpac lends and borrows securities on a collateralised basis. The securities subject to the borrowing or lending are not derecognised from the balance sheet, as the risks and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the cash paid to third parties on securities borrowed is recorded as a receivable, while cash received from third parties on securities lent is recorded as a borrowing. Repurchase transactions, where Westpac sells securities under an agreement to repurchase, and reverse repurchase transactions, where Westpac purchases securities under an agreement to resell, are conducted on a collateralised basis. Certificates of deposit sold, but subject to repurchase agreements that are due from financial institutions are disclosed as part of trading liabilities and other financial assets designated at fair value. Fees and interest relating to stock borrowing or lending and repurchase or reverse repurchase agreements are recognised in interest income and interest expense in the income statement, using the effective interest rate method, over the expected life of the agreements. Westpac continually reviews the fair value of the underlying securities and, where appropriate, requests or provides additional collateral to support the transactions.

(viii)    Superannuation obligations

Obligations for contributions to the defined contribution superannuation plan are recognised as an expense in the income statement as incurred.

The asset or liability recognised in the balance sheet in respect of the defined benefit superannuation plan is the present value of the defined benefit obligation as at the reporting date less the fair value of the plan’s assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of government bonds that have terms to maturity approximating to the terms of the related superannuation liability. The calculation is performed at least annually by an independent qualified actuary using the projected unit credit method.

The actuarial valuation of plan obligations is dependent upon a series of assumptions, the key ones being price inflation, earnings growth, mortality, morbidity and investment returns assumptions. Different assumptions could significantly alter the amount of difference between plan assets and obligations, and the superannuation cost charged to the income statement.

Actuarial gains and losses related to the defined benefit superannuation plan are recorded directly in retained earnings. The net surplus or deficit that arises within the plan is recognised and disclosed separately in other assets and other liabilities respectively.

(ix)           Earnings per share

Basic earnings per share (EPS) is determined by dividing net profit after tax attributable to equity holders of Westpac, excluding costs of servicing other equity instruments, by the weighted average number of ordinary shares outstanding during the financial year.

Diluted EPS is calculated by adjusting the earnings and number of shares used in the determination of the basic EPS for the effects of dilutive options and other dilutive potential ordinary shares.

In relation to options, share rights and restricted shares the weighted average number of shares is adjusted to take into account the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares. The number of ordinary shares assumed to be issued for no consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price over the reporting period.

In relation to instruments convertible into ordinary shares under certain conditions, the weighted average number of shares is adjusted to determine the number of ordinary shares that may arise on conversion, by dividing the face value of the instruments by the average market price over the reporting period, taking into account any applicable discount on conversion weighted by the number of instruments on issue.

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

(xi)           Segment reporting

Operating segments are presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing the financial performance of its divisions internally, Westpac uses a measure of performance it refers to as ‘Cash Earnings’. To calculate Cash Earnings, Westpac adjusts the statutory result for material items that key decision makers believe do not reflect ongoing operations, items that are not considered when dividends are recommended and accounting reclassifications between individual line items that do not impact statutory results, such as policy holder tax recoveries.

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

The nature of assumptions and estimates used and the value of the resulting asset and liability balances are included in the policies below.

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

Financial instruments are either priced with reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using financial market pricing models, the methodology used is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to the present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. Most market parameters are either directly observable or are implied from instrument prices; however, profits or losses are recognised upon initial recognition only when such profits can be measured solely by reference to observable current market transactions or valuation techniques based solely on observable market inputs.

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

The fair value of financial instruments is provided in Note 28 as well as the mechanism by which fair value has been derived.

The majority of the Group’s derivatives are valued using valuation techniques that utilise observable market inputs. The fair value of substantially all securities positions carried at fair value is determined directly from quoted prices or from market observable inputs applied in valuation models. The Group has financial assets measured at fair value of $103,595 million (2009 $93,023 million). $757 million of this is measured at fair value based on significant non-observable market inputs (2009 $798 million). The Group has financial liabilities measured at fair value of $135,465 million (2009 $140,225 million). $153 million of these is measured at fair value based on significant non-observable market inputs (2009 $210 million). Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group or the Parent Entity’s reported results.

Note 1. Summary of significant accounting policies (continued)

(iii)          Provisions for impairment charges

The Group’s loan impairment provisions are established to recognise incurred impairment in its portfolio of loans. A loan is impaired when there is objective evidence that events occurring since the loan was recognised have affected expected cash flows from the loan. The impairment charge is the difference between the carrying value of the loan and the present value of estimated future cash flows calculated at the loan’s original effective interest rate for fixed rate loans and the loan’s current effective interest rate for variable rate loans. Provisions for loan impairment represent management’s estimate of the impairment charges incurred in the loan portfolios as at the balance date. Changes to the provisions for loan impairment and changes to the provisions for undrawn contractually committed facilities and guarantees provided are reported in the income statement as part of impairment charges on loans.

At 30 September 2010, gross loans to customers totalled $482,366 million (2009 $467,843 million) and the provision for loan impairment was $4,711 million (2009 $4,384 million). There are two components to the Group’s loan impairment provisions, individual and collective.

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

The impairment charge reflected in the income statement is $1,456 million and the provision balance at 30 September 2010 of $4,711 million represents 0.98% of loans.

Provisions for credit commitments are calculated using the same methodology as described above. The provision for credit commitments was $350 million (2009 $350 million) and was disclosed as part of Note 20.

(iv)            Goodwill

As stated in Note 1(f)(ii)(b), goodwill represents the excess of purchase consideration, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree, over the fair value of the Group’s share of the identified net assets of acquired businesses. Goodwill is tested for impairment at least annually. The carrying value of goodwill as at 30 September 2010 was $8,569 million (2009 $8,597 million).

The determination of the fair value of assets and liabilities of the acquired businesses requires the exercise of management judgment. Different fair values would result in changes to the goodwill balance and to the post-acquisition performance of the acquisition.

To determine if goodwill is impaired the carrying value of the identified CGU to which the goodwill is allocated, including the allocated goodwill, is compared to its recoverable amount. Recoverable amount is the higher of the CGU’s fair value less costs to sell and its value in use. Value in use is the present value of expected future cash flows from the CGU. Determination of appropriate cash flows and discount rates for the calculation of value in use is subjective. Fair value is the amount obtainable for the sale of the CGU in an arm’s length transaction between knowledgeable, willing parties. The assumptions applied to determine if any impairment exists are outlined in Note 13.

Goodwill impairment testing resulted in an impairment of goodwill of nil (2009 $2 million).

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Summary of significant accounting policies (continued)

(v)                Superannuation obligations

The Group operates a number of defined benefit plans as described in Note 35. For each of these plans, actuarial valuations of the plan’s obligations and the fair value measurements of the plan’s assets are performed at least annually in accordance with the requirements of AASB 119.

The actuarial valuation of plan obligations is dependent upon a series of assumptions, the key ones being price inflation, earnings growth, mortality, morbidity and investment returns assumptions. Different assumptions could significantly alter the amount of the difference between plan assets and obligations, and the superannuation cost charged to the income statement.

Refer to Note 35 for details of the Group’s defined benefit deficit balances.

(vi)            Provisions (other than loan impairment)

Provisions are held in respect of a range of obligations such as employee entitlements, restructuring costs, litigation provisions and non-lending losses and onerous contracts (for example leases with surplus space). Provisions carried for long service leave are supported by an independent actuarial report. Some of the provisions involve significant judgment about the likely outcome of various events and estimated future cash flows. The deferral of these benefits involves the exercise of management judgments about the ultimate outcomes of the transactions. Payments that are expected to be incurred after more than one year are discounted at a rate which reflects both current interest rates and the risks specific to that provision.

(vii)        Income taxes

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax outcome is unclear. Provisions for tax are held to reflect these tax uncertainties. The Group estimates its tax liabilities based on the Group’s understanding of the tax law. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period where such determination is made.

Refer to Note 15 for details of the Group’s deferred tax balances.

(viii)    St.George Bank Limited merger

The merger with St.George was accounted for using the purchase method of accounting. All the identifiable assets and liabilities of St.George were required to be initially recognised by the Group at their fair value on the date of the merger. This involved additional critical accounting assumptions, judgments and estimates that may have a material impact on the Group’s financial statements. The assets and liabilities recognised by the Group following the merger with St.George are set out in Note 43.

Intangible assets

Identifiable intangible assets that are not normally recognised are required to be identified and measured at their fair value as a result of the purchase price accounting requirements of AASB 3. This involves the use of judgments, estimates and assumptions about how customers may act and how products will perform in the future, based largely on past experience and future contractual arrangements.

The following material identifiable intangible assets have been recognised:

•         core deposit intangibles;

•         brand names;

•         financial planner distribution relationships; and

•         credit card customer relationships.

Financial assets and liabilities

The fair value of all of St.George’s financial assets and financial liabilities were determined at the merger date. Many of these assets and liabilities were not normally traded in active markets. The global credit and capital market conditions that had included extreme volatility, disruption and decreased liquidity had increased the level of management judgment required in determining the fair value of St.George’s financial assets and financial liabilities.

Tax consolidation

Following the redemption of St.George’s hybrid instruments on 31 March 2009, St.George and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group. Westpac was required to reset the tax value of certain St.George assets to the appropriate market value of those assets.

In order to determine the impact of St.George joining the Westpac tax consolidation group, the fair value of St.George and the fair value of its identifiable assets and liabilities needed to be determined as at 31 March 2009. This requires management to make similar critical assumptions, judgments and estimates that were involved in determining the fair value of identifiable assets and liabilities on the date of the acquisition.

Refer to Note 5 for assessment of the current impact of St.George joining the Westpac tax consolidated group.

Note 1. Summary of significant accounting policies (continued)

k.                   Future developments in accounting policies

The following new standards and interpretations which may have a material impact on the Group have been issued, but are not yet effective and have not been early adopted by the Group:

AASB 9 Financial Instruments (Part 1: Classification and Measurement) was issued by the Australian Accounting Standards Board in December 2009. If the standard is not early adopted it will be effective for the 30 September 2014 financial year end. The major changes under the standard are:

•         AASB 9 replaces the multiple classification and measurement models in AASB 139 Financial Instruments: Recognition and Measurement with a single model that has two classification categories: amortised cost and fair value;

•         a financial asset is measured at amortised cost if two criteria are met: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent the payment of principal and interest;

•         if a financial asset is eligible for amortised cost measurement, an entity can elect to measure it at fair value if it eliminates or significantly reduces an accounting mismatch;

•         there will be no separation of an embedded derivative where the host is a financial asset;

•         equity instruments must be measured at fair value however, an entity can elect on initial recognition to present the fair value changes on an equity investment directly in other comprehensive income. There is no subsequent recycling of fair value gains and losses to profit or loss; however dividends from such investments will continue to be recognised in profit or loss; and

•         if an entity holds a tranche in a waterfall structure it must determine the classification of that tranche by looking through to the assets ultimately underlying that portfolio and assess the credit quality of that tranche compared with the underlying portfolio. If an entity is unable to look through, then the tranche must be measured at fair value.

The standard will impact the classification and measurement of the Group’s financial assets.

AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 — December 2009 was issued in December 2009 and will be applicable when AASB 9 is adopted by the Group. This Accounting Standard gives effect to consequential changes arising from the issuance of AASB 9 on a number of Australian Accounting Standards and Interpretation 12 Service Concession Arrangements. The adoption of AASB 9 will impact the classification and measurement of the Group financial instruments.

AASB Interpretation 19 Extinguishing Financial Liabilities with Equity Instruments was issued in December 2009 and will be applicable to the 30 September 2011 financial year. The interpretation addresses the accounting by an entity when the terms of a financial liability are renegotiated and result in the entity issuing equity instruments to a creditor of the entity to extinguish all or part of the financial liability.

NOTES TO THE FINANCIAL STATEMENTS

Note 2. Net interest income

	Consolidated			Parent Entity
	2010	2009	2008	2010	2009
	$m	$m	$m	$m	$m
Interest income
Loans	31,377	27,772	24,998	24,422	17,602
Receivables due from other financial institutions(1)	234	194	672	79	67
Available-for-sale securities	368	118	114	290	9
Regulatory deposits with central banks overseas	4	17	31	4	17
Subsidiaries	—	—	—	3,013	2,321
Trading securities(1)	2,035	2,228	2,864	1,873	1,901
Net ineffectiveness on qualifying hedges	1	(9)	1	(3)	(3)
Other financial assets designated at fair value	64	43	92	59	38
Other	68	83	309	62	57
Total interest income(2)	34,151	30,446	29,081	29,799	22,009
Interest expense
Current and term deposits	(10,718)	(9,293)	(9,075)	(8,848)	(6,118)
Payables due to other financial institutions	(151)	(365)	(449)	(150)	(272)
Debt issues	(4,063)	(3,712)	(4,480)	(3,264)	(2,368)
Loan capital	(545)	(582)	(484)	(436)	(368)
Subsidiaries	—	—	—	(2,222)	(1,464)
Trading liabilities	(3,177)	(725)	(1,911)	(2,851)	(227)
Deposits at fair value	(1,832)	(2,089)	(4,286)	(1,768)	(2,106)
Other	(1,823)	(2,034)	(1,174)	(1,247)	(1,537)
Total interest expense(3)	(22,309)	(18,800)	(21,859)	(20,786)	(14,460)
Net interest income	11,842	11,646	7,222	9,013	7,549
Impairment charges on loans	(1,456)	(3,238)	(931)	(958)	(2,018)
Net interest income after impairment charges on loans	10,386	8,408	6,291	8,055	5,531

(1)

In the current year we have revised our presentation and reclassified other bank issued certificates of deposit from receivables due from other financial institutions to trading securities. To improve presentation we have revised comparative periods. Refer to Note 1(a)(ii) for more details.

(2)

Total interest income for financial assets that are not at fair value through profit or loss is $32,051 million (2009 $28,184 million, 2008 $26,124 million) for the Group and $27,870 million (2009 $20,073 million) for the Parent Entity.

(3)

Total interest expense for financial liabilities that are not at fair value through profit or loss is $17,300 million (2009 $15,986 million, 2008 $15,662 million) for the Group and $16,167 million (2009 $12,127 million) for the Parent Entity.

Note 3. Non-interest income

	Consolidated			Parent Entity
	2010	2009	2008	2010	2009
	$m	$m	$m	$m	$m
Fees and commissions
Banking and credit related fees	919	804	553	751	562
Transaction fees and commissions received(1)	1,272	1,600	1,318	1,025	1,054
Service and management fees	12	5	5	2	2
Other non-risk fee income(1)	230	228	184	367	324
Total fees and commissions	2,433	2,637	2,060	2,145	1,942
Wealth management and insurance income(2)
Life insurance and funds management net operating income	1,430	1,216	932	6	—
General insurance and lenders mortgage insurance premiums less claims incurred	166	152	110	5	—
Total wealth management and insurance income	1,596	1,368	1,042	11	—
Trading income
Foreign exchange income	462	707	514	427	618
Other trading securities	335	194	218	249	154
Total trading income	797	901	732	676	772
Other income
Dividends received from subsidiaries	—	—	—	1,586	27
Dividends received from other entities	25	21	15	21	19
Rental income	6	5	1	3	—
Gain/(loss) on disposal of assets:
Net gain/(loss) from available-for-sale securities	1	(2)	(3)	13	1
Other net gain/(loss) on disposal of assets	45	(6)	460	11	—
Net gain/(loss) on ineffective hedges	10	3	3	10	3
Hedging overseas operations	29	20	(57)	61	87
Net gain/(loss) on derivatives held for risk management purposes(3)	27	54	86	29	52
Net gain/(loss) on financial instruments designated at fair value	41	—	(1)	17	19
Other	58	(142)	45	20	(188)
Total other income	242	(47)	549	1,771	20
Total non-interest income	5,068	4,859	4,383	4,603	2,734
Wealth management and insurance income comprised(2)
Funds management income	896	716	630	3	—
Life insurance premium income	501	470	390	—	—
Life insurance commissions, investment income/(expense) and other income/(expense)	479	432	(1,864)	3	—
Life insurance claims and changes in life insurance liabilities	(446)	(402)	1,776	—	—
General insurance and lenders mortgage insurance premiums earned	341	319	218	—	—
General insurance and lenders mortgage insurance commissions, investment and other income	15	(22)	2	5	—
General insurance and lenders mortgage insurance claims incurred, underwriting and commission expenses	(190)	(145)	(110)	—	—
Total wealth management and insurance income	1,596	1,368	1,042	11	—

(1)	In the current year we have revised our presentation of fees and commissions, and to improve presentation we have revised comparatives for 2009. No adjustments were required for 2008.
(2)

In the current year we have revised our presentation of wealth management and insurance income to more accurately reflect the general and life insurance businesses, and to improve presentation we have revised comparatives for 2009. No adjustments were required for 2008.

(3)

Income from derivatives held for risk management purposes primarily comprises net gains or losses on realised and unrealised hedges on New Zealand future retail earnings and net gains or losses on the hedge of our 2003 Trust Preferred Securities.

NOTES TO THE FINANCIAL STATEMENTS

Note 4. Operating expenses

	Consolidated			Parent Entity
	2010	2009	2008	2010	2009
	$m	$m	$m	$m	$m
Salaries and other staff expenses
Salaries and wages(1)	3,052	2,856	2,207	2,171	1,716
Employee entitlements	258	245	162	197	171
Employee related taxes	177	190	172	135	122
Superannuation costs:
Defined contribution plans	212	171	133	161	125
Defined benefit plans (Note 35)	39	37	6	39	34
Equity based compensation	125	104	92	102	71
Restructuring costs	56	116	124	46	53
Other(1)	71	87	19	33	27
Total salaries and other staff expenses	3,990	3,806	2,915	2,884	2,319
Equipment and occupancy expenses
Operating lease rentals(2)	482	435	298	322	236
Depreciation, amortisation and impairment:
Premises	17	18	1	17	1
Leasehold improvements	62	52	43	50	42
Furniture and equipment	61	62	37	50	36
Technology	66	63	90	43	33
Software	300	206	351	227	118
Equipment repairs and maintenance	75	74	39	54	44
Electricity, water and rates	11	11	7	8	6
Land tax	5	5	2	5	2
Other(2)	3	—	27	—	—
Total equipment and occupancy expenses	1,082	926	895	776	518
Other expenses
Amortisation of deferred expenditure	6	12	4	18	24
Amortisation of intangible assets	208	182	—	121	—
Impairment charges — goodwill	—	2	18	—	—
Non-lending losses	38	182	53	24	172
Purchased services:
Technology and information services	280	249	158	187	138
Legal	33	41	27	20	21
Other professional services	465	409	298	407	316
Credit card loyalty programs	117	210	185	117	210
Stationery	83	80	51	51	33
Postage and freight	139	123	103	103	78
Outsourcing costs	526	514	486	431	416
Insurance	21	19	11	14	10
Advertising	162	155	99	88	62
Training	29	22	17	18	9
Travel	73	63	59	53	41
Other expenses	164	176	76	228	157
Total other expenses	2,344	2,439	1,645	1,880	1,687
Operating expenses	7,416	7,171	5,455	5,540	4,524

(1)

In the current year we have revised our presentation of salaries and wages and other staff expenses, and to improve presentation we have revised comparatives for 2009. No adjustments were required for 2008.

(2)	In the current year we have revised our presentation of equipment and occupancy expenses, and to improve presentation we have revised comparatives for 2009. No adjustments were required for 2008.

Note 5. Income tax

	Consolidated			Parent Entity
	2010	2009	2008	2010	2009
	$m	$m	$m	$m	$m
The income tax expense for the year is reconciled to the profit before income tax as follows
Profit before income tax expense	8,038	6,096	5,219	7,118	3,741
Prima facie income tax based on the Australian company tax rate of 30%	2,411	1,829	1,566	2,135	1,122
The effect of amounts which are not deductible (assessable) in calculating taxable income
Change in tax rate(1)	6	—	4	1	—
Rebatable and exempt dividends	(5)	(19)	(33)	(509)	(24)
Tax losses not previously recognised now brought to account	—	(5)	(5)	—	(2)
Life insurance:
Tax adjustment on policy holders’ earnings(2)	(8)	5	(138)	—	—
Adjustment for life business tax rates	(9)	(1)	(12)	—	—
Other non-assessable items	(26)	(24)	(79)	(19)	(7)
Other non-deductible items	36	68	54	87	78
Adjustment for overseas tax rates	1	(16)	6	—	(14)
Income tax (over)/under provided in prior years	(4)	19	(26)	(3)	20
St.George tax consolidation adjustment	(685)	—	—	(685)	—
Other items(3)	(91)	723	(50)	(49)	531
Total income tax expense in the income statement	1,626	2,579	1,287	958	1,704
Income tax analysis
Income tax expense attributable to profit from ordinary activities comprised:
Current income tax:
Australia	1,705	2,741	1,108	1,133	2,096
Overseas	184	1,038	255	84	743
	1,889	3,779	1,363	1,217	2,839
Deferred income tax:
Australia	(224)	(1,187)	(38)	(255)	(1,178)
Overseas	(35)	(32)	(12)	(1)	23
	(259)	(1,219)	(50)	(256)	(1,155)
Under/(over) provision in prior years:
Australia	(3)	21	(15)	1	15
Overseas	(1)	(2)	(11)	(4)	5
	(4)	19	(26)	(3)	20
Total Australia	1,478	1,575	1,055	879	933
Total Overseas	148	1,004	232	79	771
Total income tax expense attributable to profit from ordinary activities	1,626	2,579	1,287	958	1,704

(1)

The company tax rate in New Zealand will reduce from 30% to 28% for the Group from 1 October 2011. The impact of the change in the income tax rate has been taken into account in the measurement of deferred tax at the end of the reporting period.

(2)

In accordance with the requirements of AASB 1038, tax expense for 2010 includes a $12 million tax credit on policyholders’ investment earnings (2009 $7 million tax charge, 2008 $198 million tax credit) of which $4 million is prima facie a tax benefit (2009 $2 million tax expense, 2008 $60 million tax benefit) and the balance of $8 million (2009 $5 million, 2008 $138 million) is shown here.

(3)	This includes the provision raised and settlement in relation to Structured Finance transactions. For further detail refer to Note 36.

St.George tax consolidation adjustment

Following the redemption of St.George’s hybrid instruments on 31 March 2009, St.George and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group. Westpac was required to reset the tax value of certain St.George assets to the appropriate market value of those assets. Given the complexity of this process, the assessed tax treatment for the 2009 and 2010 financial years has only recently been finalised and the approach agreed with the ATO.

NOTES TO THE FINANCIAL STATEMENTS

Note 5. Income tax (continued)

A number of St.George Bank derivative contracts were assessed as having a market value, at the time of tax consolidation, higher than their original value. Pending the determination of the tax consolidation outcome, Westpac’s accounting for these contracts had factored in tax on this increase in value. With the tax consolidation impacts for the 2009 and 2010 financial years now completed, it has been determined that tax is not required to be paid on the increase in the value of derivative contracts that matured in the 2009 and 2010 financial years. This value totalled $2,284 million, and accordingly current tax liability and income tax expense have been reduced by $685 million.

As additional derivative contracts mature, there may be further material favourable adjustments required. However, it is not possible to assess these adjustments until the interaction of the new taxation of financial arrangements (TOFA) legislation and the tax consolidation rules is clarified. Additional adjustments to tax payable or deferred balances will not be made until discussions clarifying the application of these rules have been finalised with the ATO.

Tax consolidation

The Parent Entity and its wholly owned, Australian-controlled entities implemented the tax consolidation legislation as of 1 October 2002. All entities in the tax consolidated group have entered into a tax sharing agreement which, in the opinion of the Directors, limits the joint and several liabilities of the wholly owned entities in the case of a default by the head entity, Westpac.

The entities have also entered into a tax funding agreement under which the wholly owned entities fully compensate the Parent Entity for any current tax payable assumed and are compensated by the Parent Entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the Parent Entity under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are settled on a quarterly basis in line with the Parent Entity’s obligations to pay tax instalments. Any unpaid amounts at balance date are recognised as current intercompany receivables or payables.

Taxation of financial arrangements

TOFA applies to all entities in the Australian tax consolidation group from 1 October 2010. Subject to certain elections being made, TOFA improves the alignment of the tax treatment of gains and losses from financial arrangements with the accounting treatment adopted in the financial statements. Other than the potential impact of outstanding tax consolidation matters related to the St.George merger, it is not expected that TOFA will significantly impact the Group, due to the transitional rules. These require existing deferred tax balances impacted by TOFA to be amortised to taxable income over an estimated four year period.

Note 6. Dividends

	Consolidated			Parent Entity
	2010	2009	2008	2010	2009
	$m	$m	$m	$m	$m
Recognised amounts
Ordinary dividends
2009 final dividend paid 60 cents per share (2008 72 cents per share, 2007 68 cents per share) all fully franked at 30%	1,762	1,362	1,265	1,765	1,364
2010 interim dividend paid 65 cents per share (2009 56 cents per share, 2008 70 cents per share) all fully franked at 30%	1,932	1,626	1,311	1,935	1,630
Total ordinary dividends	3,694	2,988	2,576	3,700	2,994
Distributions on other equity instruments
Convertible debentures	—	—	—	55	64
Total distributions on other equity instruments	—	—	—	55	64
Dividends not recognised at year end
Since year end the Directors have recommended the payment of the following final ordinary dividend:
Ordinary shares 74 cents per share (2009 60 cents per share, 2008 72 cents per share) all fully franked at 30%	2,207	1,762	1,362	2,212	1,765

Note 6. Dividends (continued)

The amount disclosed as recognised for ordinary dividends is the final dividend paid in respect of the prior financial year and the interim dividend paid in respect of the current financial year.

The Board has determined to satisfy the DRP for the 2010 final dividend by issuing Westpac ordinary shares.

	Parent Entity
	2010	2009	2008
	$m	$m	$m
Franking account balance
Franking account balance as at year end	2,595	1,265	923
Franking credits that will arise from payment of current income tax	(31)	1,412	(214)
Adjusted franking account balance after payment of current income tax	2,564	2,677	709
Franking credits to be utilised for payment of unrecognised final dividend	(956)	(763)	(597)
Adjusted franking account balance	1,608	1,914	112

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

	Consolidated
	2010		2009		2008
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($m)
Net profit	6,412	6,412	3,517	3,517	3,932	3,932
Net profit attributable to minority interest	(66)	(66)	(71)	(71)	(73)	(73)
Distribution on RSP treasury shares(1)	(6)	—	(5)	—	(4)	—
FIRsTS distributions	—	—	—	—	—	7
2004 TPS distributions	—	20	—	22	—	23
2007 convertible notes	—	27	—	30	—	39
Westpac SPS	—	33	—	34	—	8
Westpac SPS II	—	36	—	16
Earnings	6,340	6,462	3,441	3,548	3,855	3,936

Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	2,972	2,972	2,758	2,758	1,879	1,879
Effect of own shares held	(12)	(12)	(11)	(11)	(8)	(8)
Potential dilutive adjustment:
Exercise of options and share rights and vesting of restricted shares	—	9	—	7	—	10
Conversion of 2004 TPS	—	23	—	24	—	28
Conversion of FIRsTS	—	—	—	—	—	7
2007 convertible notes	—	44	—	41	—	43
Westpac SPS	—	45	—	42	—	8
Westpac SPS II	—	39	—	18
Total weighted average number of ordinary shares	2,960	3,120	2,747	2,879	1,871	1,967
Earnings per ordinary share (cents)	214.2	207.1	125.3	123.2	206.0	200.1

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

NOTES TO THE FINANCIAL STATEMENTS

Note 7. Earnings per share (continued)

Information concerning the classification of securities

Options and share rights

During the year 3,823,525 (2009  2,324,314, 2008  5,429,056) options and performance share rights were converted to ordinary shares. The diluted earnings per share calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion.

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

Subsequent to 30 September 2010:

•         no share rights were granted to employees (2009  nil share rights) under the Westpac Performance Plan;

•         76,000 ordinary shares were issued to employees due to the exercise of options (2009  279,069); and

•         126,106 ordinary shares were issued to employees due to the exercise of performance share rights (2009  57,400).

Options and share rights granted to employees prior to 30 September 2010 under the Westpac Performance Plan, Chief Executive Share Option Agreement, Chief Executive Securities Agreement, General Management Share Option Plan and Senior Officers’ Share Purchase Scheme are considered to be potentially ordinary shares and have been included in the determination of diluted earnings per share. The options and share rights have not been included in the determination of basic earnings per share. Details relating to options and share rights are set out in Note 25.

Restricted Share Plan

Under the Restricted Share Plan (RSP), Westpac ordinary shares are allocated to eligible employees for nil consideration. Full entitlement to these shares does not vest until a service period has been completed. RSP shares have not been included in determining basic earnings per share. For further details, refer to Note 25.

2004 TPS

As 2004 TPS can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered. For the 2010 financial year, 2004 TPS were dilutive (2009 dilutive, 2008 dilutive) and have been included in the determination of diluted earnings per share. 2004 TPS have not been included in the determination of basic earnings per share.

2007 convertible notes

The 2007 convertible notes are unsecured, unsubordinated, redeemable, convertible notes that were issued by Westpac in a private placement on 19 April 2007. As they can be exchanged into ordinary shares at the discretion of Westpac upon certain conditions being satisfied, any dilutive impact must be considered. For the year ended 30 September 2010, the 2007 convertible notes were dilutive (2009 dilutive, 2008 dilutive) and have been included in the determination of diluted earnings per share.

Westpac Stapled Preferred Securities (Westpac SPS and Westpac SPS II)

Westpac SPS are securities, each consisting of a perpetual, unsecured, non-cumulative subordinated note issued by Westpac’s New York branch, stapled to a preference share issued by Westpac. Westpac SPS were issued on 30 July 2008 and Westpac SPS II were issued on 31 March 2009. As the SPS can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered. For the year ended 30 September 2010, the Westpac SPS and Westpac SPS II were dilutive (2009 SPS dilutive) and have been included in the determination of diluted earnings per share. During the year of issue Westpac SPS (2008) and Westpac SPS II (2009) have been weighted for the proportion of the year the instrument was on issue.

The terms and conditions associated with 2004 TPS, Westpac SPS and Westpac SPS II are discussed in more detail in Note 23.

Note 8. Receivables due from other financial institutions

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Conduit assets	2,382	2,358	—	—
Cash collateral	7,839	5,082	7,707	4,375
Inter-bank lending	2,367	2,534	2,340	2,493
Total receivables due from other financial institutions(1)	12,588	9,974	10,047	6,868

Amounts due from other financial institutions based on location and nature are outlined below:

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Australia
Interest earning(1)	3,084	3,165	701	189
Non-interest earning	525	32	525	—
Total Australia	3,609	3,197	1,226	189
Overseas
Interest earning	8,904	6,495	8,748	6,399
Non-interest earning	75	282	73	280
Total overseas	8,979	6,777	8,821	6,679
Total due from other financial institutions	12,588	9,974	10,047	6,868

(1)

In the current year we have revised our presentation and reclassified other bank issued certificates of deposit from receivables due from other financial institutions to trading securities (Note 9). To improve presentation we have revised comparatives periods. Refer to Note 1(a)(ii) for more details.

Note 9. Trading securities and other financial assets designated at fair value

	Consolidated			Parent Entity
	2010	2009	2008	2010	2009
	$m	$m	$m	$m	$m
Securities(1)	37,749	40,304	46,893	35,559	32,594
Securities purchased under agreement to resell	2,262	2,810	3,552	2,262	2,810
Total trading securities	40,011	43,114	50,445	37,821	35,404
Other financial assets designated at fair value	3,464	3,063	2,547	1,324	1,411
Total trading securities and other financial assets designated at fair value	43,475	46,177	52,992	39,145	36,815

Trading securities includes the following:

	Consolidated			Parent Entity
	2010	2009	2008	2010	2009
	$m	$m	$m	$m	$m
Australian public securities:
Commonwealth securities	928	653	290	926	653
State Government securities	4,387	5,164	5,064	4,387	4,167
Australian equity securities	102	67	203	102	55
Australian debt securities(1)	27,936	29,828	38,200	26,799	25,072
Overseas public securities	1,489	2,238	130	438	295
Overseas debt securities	2,893	2,343	3,006	2,893	2,341
Other securities	14	11	—	14	11
Total securities	37,749	40,304	46,893	35,559	32,594
Securities purchased under agreement to resell	2,262	2,810	3,552	2,262	2,810
Total trading securities	40,011	43,114	50,445	37,821	35,404

(1)

In the current year we have revised our presentation and reclassified other bank issued certificates of deposit from receivables due from other financial institutions (Note 8) to trading securities. To improve presentation we have revised comparative periods. Refer to Note 1(a)(ii) for more details.

NOTES TO THE FINANCIAL STATEMENTS

Note 9. Trading securities and other financial assets designated at fair value (continued)

Other financial assets designated at fair value include:

	Consolidated			Parent Entity
	2010	2009	2008	2010	2009
	$m	$m	$m	$m	$m
Australian debt securities	3,060	2,558	1,672	1,031	988
Overseas debt securities	404	505	875	293	423
Total other financial assets designated at fair value	3,464	3,063	2,547	1,324	1,411

The Group has total holdings of debt securities from three Australian financial institutions and two Australian State-Government Institutions, the aggregate book and market value of each of which exceeded 10% of the Group total shareholders’ equity at 30 September 2010.

The Group holds $330 million of US Government bonds recognised in the categories trading securities, other financial assets designated at fair value or available-for-sale securities (Note 10) at 30 September 2010 (2009 $266 million, 2008 nil).

Note 10. Available-for-sale securities

	Consolidated			Parent Entity
	2010	2009	2008	2010	2009
	$m	$m	$m	$m	$m
Available-for-sale securities — at fair value
Australian public securities (State Government securities)	9,996	—	—	9,996	—
Australian debt securities	523	725	291	237	138
Overseas public securities	78	76	404	78	76
Overseas debt securities	684	129	203	311	13
Australian equity securities	147	84	10	71	52
Overseas equity securities	280	261	201	210	168
	11,708	1,275	1,109	10,903	447
Available-for-sale securities — at cost(1)
Unlisted securities	416	355	504	29	15
Total available-for-sale securities	12,124	1,630	1,613	10,932	462

(1)

Investments in certain unlisted securities are measured at cost because the fair value cannot be reliably measured. These investments represent government securities held, which have been issued by countries where markets are highly illiquid, or non-controlling interests in companies for which active markets do not exist and quoted prices are not available. Unlisted securities carried at cost at 30 September 2008 of $494 million for the Group and $30 million for the Parent Entity were reclassified from overseas public securities to unlisted securities at cost to align with the presentation applied at 30 September 2009 and 30 September 2010.

Available-for-sale securities change in fair value resulted in a gain of $92 million (2009 $33 million gain) and a gain of $33 million for the Parent Entity (2009 $5 million loss) being recognised in other comprehensive income (refer to Statements of changes in equity).

The following table shows the maturities of the Group’s available-for-sale securities and their weighted-average yield as at 30 September 2010. There are no tax-exempt securities.

	2010
	Within								No Specific			Weighted
	1 Year		1 to 5 Years		5 to 10 Years		10 Years		Maturity		Total	Average
	$m	%	$m	%	$m	%	$m	%	$m	%	$m	%
Carrying amount
Australian public securities	—	—	1,489	5.5	6,446	5.7	2,061	5.5	—	—	9,996	5.7
Australian debt securities	48	7.8	219	12.1	256	11.7	—	—	—	—	523	11.5
Overseas public securities	78	—	—	—	—	—	—	—	—	—	78	—
Overseas debt securities	345	2.5	87	1.1	—	—	252	—	—	—	684	2.2
Australian equity securities	—	—	—	—	—	—	—	—	147	—	147	—
Overseas equity securities	—	—	—	—	—	—	—	—	280	—	280	—
Unlisted securities at cost	403	6.2	3	—	1	—	—	—	9	—	416	6.1
Total by maturity	874		1,798		6,703		2,313		436		12,124

The maturity profile is determined based upon contractual terms for available-for-sale instruments.

Note 11. Loans

The following table shows loans disaggregated by type of product. Loans are classified based on the location of the lending office:

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Australia
Overdrafts	3,550	3,880	3,550	2,459
Credit card outstandings	9,596	9,429	9,596	7,511
Overnight and at call money market loans	223	231	223	231
Acceptance of finance	43,672	49,103	43,672	25,212
Term loans(1):
Housing	251,954	221,902	251,709	159,975
Housing — line of credit	35,844	35,699	35,844	12,797
Non-housing	78,278	81,552	72,124	67,250
Finance leases	5,029	5,468	4,027	4,594
Margin lending	3,521	3,900	3,521	2,619
Other	2,287	4,907	2,287	3,205
Total Australia	433,954	416,071	426,553	285,853
New Zealand
Overdrafts	926	1,122	163	256
Credit card outstandings	951	969	—	—
Overnight and at call money market loans	1,175	1,356	541	666
Term loans:
Housing	25,999	26,536	—	—
Non-housing	14,398	15,771	4,254	5,126
Other	336	326	214	245
Total New Zealand	43,785	46,080	5,172	6,293
Total other overseas	4,627	5,692	3,454	4,173
Total loans	482,366	467,843	435,179	296,319
Provisions on loans (refer to Note 12)	(4,711)	(4,384)	(4,012)	(2,628)
Total net loans	477,655	463,459	431,167	293,691
Net loans classification(2)
Loans — housing and personal	333,971	300,249	303,749	181,091
Loans — business	143,684	163,210	127,418	112,600
Total net loans	477,655	463,459	431,167	293,691

(1)	Securitised loans are included in total net loans above. Further detail on securitised assets is disclosed in Note 31.
(2)

Loans — housing and personal include products of a retail nature including mortgages, personal loans, credit cards and customer overdrafts.

Loans — business include corporate funding, working capital, trade and overdraft facilities.

NOTES TO THE FINANCIAL STATEMENTS

Note 11. Loans (continued)

The following table shows loans presented based on their industry classification.

	Consolidated
	2010	2009	2008	2007
	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	7,195	7,174	3,862	3,285
Agriculture, forestry and fishing	7,797	7,795	5,625	4,835
Construction	5,968	6,511	4,201	3,541
Finance and insurance	13,643	19,388	18,570	12,333
Government, administration and defence	806	563	451	564
Manufacturing	10,958	12,287	10,223	8,954
Mining	1,337	1,883	1,864	1,124
Property	39,217	45,242	29,194	22,975
Property services and business services	9,181	8,824	6,781	5,158
Services(1)	9,408	10,163	6,853	6,410
Trade(2)	16,240	15,683	10,768	8,740
Transport and storage	7,351	8,039	5,485	4,020
Utilities(3)	2,421	2,640	2,347	2,070
Retail lending	301,150	267,490	154,985	139,202
Other	1,282	2,389	1,663	5,820
Total Australia	433,954	416,071	262,872	229,031
Overseas
Accommodation, cafes and restaurants	570	691	649	1,305
Agriculture, forestry and fishing	4,699	4,903	4,739	4,214
Construction	1,180	1,242	1,225	1,049
Finance and insurance	1,886	2,699	2,904	3,106
Government, administration and defence	474	450	339	220
Manufacturing	2,143	2,607	3,063	2,216
Mining	363	291	301	266
Property	7,439	8,194	8,225	8,647
Property services and business services	1,717	1,650	1,888	1,741
Services(1)	2,026	2,392	2,751	2,789
Trade(2)	3,289	2,976	3,499	3,411
Transport and storage	1,800	1,976	1,683	1,070
Utilities(3)	1,104	1,340	1,199	977
Retail lending	19,574	19,103	18,703	16,101
Other	148	1,258	1,450	603
Total overseas	48,412	51,772	52,618	47,715
Total loans	482,366	467,843	315,490	276,746
Provisions on loans	(4,711)	(4,384)	(1,945)	(1,369)
Total net loans	477,655	463,459	313,545	275,377

(1)	Services includes education, health and community services, cultural and recreational services and personal and other services.
(2)	Trade includes wholesale trade and retail trade.
(3)	Utilities includes electricity, gas and water and communication services.

Note 11. Loans (continued)

The following table shows the consolidated contractual maturity distribution of all loans by type of customer as at 30 September 2010:

	2010
	Up to 1 Year	1 to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m
Loans by type of customer in Australia
Accommodation, cafes and restaurants	2,415	3,618	1,162	7,195
Agriculture, forestry and fishing	2,962	2,920	1,915	7,797
Construction	1,362	3,380	1,226	5,968
Finance and insurance	6,570	4,195	2,878	13,643
Government, administration and defence	62	200	544	806
Manufacturing	4,380	5,120	1,458	10,958
Mining	316	885	136	1,337
Property	17,256	16,903	5,058	39,217
Property services and business services	2,299	4,782	2,100	9,181
Services	2,754	4,718	1,936	9,408
Trade	7,494	5,618	3,128	16,240
Transport and storage	1,838	4,620	893	7,351
Utilities	728	1,246	447	2,421
Retail lending	53,799	30,987	216,364	301,150
Other	637	337	308	1,282
Total Australia	104,872	89,529	239,553	433,954
Total overseas	12,353	7,632	28,427	48,412
Total loans	117,225	97,161	267,980	482,366

The following table shows the consolidated contractual maturity distribution of all loans by type of customer as at 30 September 2009:

	2009
	Up to 1 Year	1 to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m
Loans by type of customer in Australia
Accommodation, cafes and restaurants	2,154	3,827	1,193	7,174
Agriculture, forestry and fishing	2,608	2,905	2,282	7,795
Construction	1,980	3,308	1,223	6,511
Finance and insurance	10,157	6,952	2,279	19,388
Government, administration and defence	65	132	366	563
Manufacturing	4,363	6,291	1,633	12,287
Mining	314	1,409	160	1,883
Property	20,500	20,030	4,712	45,242
Property services and business services	2,216	4,673	1,935	8,824
Services	3,264	4,752	2,147	10,163
Trade	6,294	5,769	3,620	15,683
Transport and storage	1,834	5,337	868	8,039
Utilities	415	1,799	426	2,640
Retail lending	46,688	27,229	193,573	267,490
Other	926	1,033	430	2,389
Total Australia	103,778	95,446	216,847	416,071
Total overseas	13,987	8,565	29,220	51,772
Total loans	117,765	104,011	246,067	467,843

NOTES TO THE FINANCIAL STATEMENTS

Note 11. Loans (continued)

	Consolidated
	2010			2009
	Loans at	Loans at		Loans at	Loans at
	Variable	Fixed		Variable	Fixed
	Interest	Interest		Interest	Interest
	Rates	Rates	Total	Rates	Rates	Total
	$m	$m	$m	$m	$m	$m
Interest rate segmentation of Group loans maturing after one year
By offices in Australia	267,353	61,729	329,082	244,410	67,883	312,293
By offices overseas	12,532	23,527	36,059	10,900	26,885	37,785
Total loans maturing after one year	279,885	85,256	365,141	255,310	94,768	350,078

Loans include the following finance receivables:

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Gross investment in finance leases, receivable:
Due within one year	617	779	470	671
Due after one year but not later than five years	4,700	4,962	3,773	4,176
Due after five years	749	790	472	572
Unearned future finance income on finance leases	(877)	(935)	(636)	(768)
Net investment in finance leases	5,189	5,596	4,079	4,651
Accumulated allowance for uncollectible minimum lease payments	(55)	(11)	(55)	(11)
Net investment in finance leases after accumulated allowance	5,134	5,585	4,024	4,640
The net investment in finance leases may be analysed as follows:
Due within one year	595	724	456	621
Due after one year but not later than five years	4,060	4,273	3,280	3,597
Due after five years	534	599	343	433
Total net investment in finance leases	5,189	5,596	4,079	4,651

Note 12. Provisions for impairment charges

	Consolidated			Parent Entity
	2010	2009	2008	2010	2009
	$m	$m	$m	$m	$m
Collectively assessed provisions
Balance as at beginning of the year	3,506	1,761	1,410	2,078	1,533
Additions through merger	—	893	—	1,041	—
New provisions raised	363	1,282	606	164	805
Write-offs	(667)	(632)	(378)	(512)	(389)
Discount unwind	276	230	130	206	146
Exchange rate adjustments	(39)	(28)	(7)	—	(17)
Balance as at end of the year	3,439	3,506	1,761	2,977	2,078
Individually assessed provisions
Balance as at beginning of the year	1,228	413	148	773	346
Additions through merger	—	120	—	388	—
New individually assessed provisions	1,497	2,111	447	1,138	1,322
Write-backs	(353)	(106)	(90)	(312)	(83)
Write-offs	(684)	(1,291)	(93)	(588)	(791)
Discount unwind	(43)	(11)	(6)	(36)	(19)
Exchange rate adjustments	(23)	(8)	7	(3)	(2)
Balance as at end of the year	1,622	1,228	413	1,360	773
Total provisions for impairment charges and credit commitments	5,061	4,734	2,174	4,337	2,851
Less provisions for credit commitments (refer to Note 20)	(350)	(350)	(229)	(325)	(223)
Total provisions on loans	4,711	4,384	1,945	4,012	2,628

	Consolidated			Parent Entity
	2010	2009	2008	2010	2009
	$m	$m	$m	$m	$m
Reconciliation of impairment charges
New individually assessed provisions	1,497	2,111	447	1,138	1,322
Write-backs	(353)	(106)	(90)	(312)	(83)
Recoveries	(51)	(49)	(32)	(32)	(26)
New collectively assessed provisions	363	1,282	606	164	805
Impairment charges	1,456	3,238	931	958	2,018

NOTES TO THE FINANCIAL STATEMENTS

Note 12. Provisions for impairment charges (continued)

The following table presents provision for impairment charges on loans by industry classification for the past four years:

	Consolidated
	2010		2009		2008		2007
	$m	%	$m	%	$m	%	$m	%
Individually assessed provision by type of customer
Australia
Accommodation, cafes and restaurants	44	0.9	50	1.1	1	—	6	0.4
Agriculture, forestry and fishing	27	0.5	43	0.9	3	0.1	3	0.2
Construction	32	0.6	33	0.7	3	0.1	1	0.1
Finance and insurance	60	1.2	74	1.6	50	2.3	—	—
Manufacturing	143	2.8	93	2.0	17	0.8	31	2.0
Mining	31	0.6	46	1.0	—	—	2	0.1
Property, property services and business services	595	11.8	409	8.6	51	2.4	12	0.7
Services(1)	51	1.0	49	1.0	137	6.3	3	0.2
Trade(2)	47	0.9	62	1.3	55	2.6	17	1.1
Transport and storage	80	1.6	15	0.3	3	0.1	1	0.1
Utilities(3)	27	0.5	37	0.8	—	—	—	—
Retail lending	137	2.7	148	3.1	9	0.4	4	0.3
Other	26	0.5	23	0.5	2	0.1	10	0.6
Total Australia	1,300	25.6	1,082	22.9	331	15.2	90	5.8
New Zealand
Accommodation, cafes and restaurants	2	—	2	—	1	—	—	—
Agriculture, forestry and fishing	46	0.9	17	0.4	6	0.3	—	—
Construction	2	—	4	0.1	1	—	—	—
Finance and insurance	1	—	1	—	—	—	—	—
Manufacturing	10	0.2	14	0.3	1	—	2	0.1
Property, property services and business services	143	2.9	43	0.9	22	1.0	5	0.3
Services(1)	5	0.1	4	0.1	1	—	6	0.4
Trade(2)	13	0.3	6	0.1	4	0.2	9	0.6
Transport and storage	—	—	2	—	—	—	—	—
Utilities(3)	12	0.2	—	—	—	—	—	—
Retail lending	36	0.8	31	0.7	20	0.9	—	—
Other	—	—	—	—	—	—	—	—
Total New Zealand	270	5.4	124	2.6	56	2.4	22	1.4
Other overseas
Accommodation, cafes and restaurants	1	—	4	0.1	1	—	—	—
Agriculture, forestry and fishing	1	—	3	0.1	1	—	—	—
Construction	—	—	8	0.2	—	—	—	—
Manufacturing	—	—	—	—	5	0.2	5	0.3
Mining	—	—	—	—	1	—	—	—
Property, property services and business services	6	0.1	—	—	11	0.5	3	0.2
Services(1)	16	0.3	1	—	—	—	—	—
Trade(2)	—	—	4	0.1	2	0.1	—	—
Transport and storage	19	0.4	2	—	2	0.1	—	—
Utilities(3)	—	—	—	—	—	—	28	1.8
Retail lending	9	0.2	—	—	1	—	—	—
Other	—	—	—	—	2	0.1	—	—
Total other overseas	52	1.0	22	0.5	26	1.0	36	2.3
Total overseas	322	6.4	146	3.1	82	3.4	58	3.7
Total individually assessed provisions	1,622	32.0	1,228	26.0	413	18.6	148	9.5
Total collectively assessed provisions	3,439	68.0	3,506	74.0	1,761	81.4	1,410	90.5
Total provisions for impairment charges and credit commitments	5,061	100	4,734	100	2,174	100	1,558	100

(1)	Services includes education, health and community services, cultural and recreational services and personal and other services.
(2)	Trade includes wholesale trade and retail trade.
(3)	Utilities includes electricity, gas and water and communication services.

Note 12. Provisions for impairment charges (continued)

The following table shows details of write-off of loans by industry classifications for the past four years:

	Consolidated
	2010	2009	2008	2007
	$m	$m	$m	$m
Write-offs
Australia
Accommodation, cafes and restaurants	(47)	(5)	(3)	(2)
Agriculture, forestry and fishing	(9)	(6)	(7)	(5)
Construction	(68)	(37)	(5)	(2)
Finance and insurance	(30)	(327)	—	(2)
Manufacturing	(45)	(37)	(30)	(6)
Mining	(14)	(13)	—	—
Property, property services and business services	(272)	(156)	(26)	(12)
Services(1)	(32)	(107)	(6)	(3)
Trade(2)	(51)	(115)	(10)	(36)
Transport and storage	(25)	(13)	(7)	(5)
Utilities(3)	(4)	(101)	—	—
Retail lending	(566)	(611)	(291)	(266)
Other	(39)	(22)	(9)	(16)
Total Australia	(1,202)	(1,550)	(394)	(355)
New Zealand
Accommodation, cafes and restaurants	(2)	(1)	—	—
Agriculture, forestry and fishing	(4)	—	—	—
Construction	(4)	(27)	—	—
Finance and insurance	(1)	(3)	—	—
Manufacturing	(15)	(70)	(1)	(2)
Property, property services and business services	(29)	(146)	(4)	(1)
Services(1)	(4)	(3)	(1)	(1)
Trade(2)	(3)	(10)	(16)	—
Transport and storage	(2)	—	—	—
Retail lending	(79)	(88)	(53)	(2)
Other	(3)	(2)	—	—
Total New Zealand	(146)	(350)	(75)	(6)
Other overseas
Accommodation, cafes and restaurants	—	(3)	—	—
Agriculture, forestry and fishing	—	(2)	—	—
Construction	—	(5)	—	—
Manufacturing	—	—	—	(2)
Property, property services and business services	(3)	(3)	—	—
Services(1)	—	(6)	—	—
Trade(2)	—	(3)	—	—
Transport and storage	—	(1)	—	—
Utilities(3)	—	—	—	(8)
Retail lending	—	—	(1)
Other	—	—	(1)	—
Total other overseas	(3)	(23)	(2)	(10)
Total write-offs	(1,351)	(1,923)	(471)	(371)
Write-offs in relation to:
Collectively assessed provision	(667)	(632)	(378)	(302)
Individually assessed provision	(684)	(1,291)	(93)	(69)
Total write-offs	(1,351)	(1,923)	(471)	(371)

(1)	Services includes education, health and community services, cultural and recreational services and personal and other services.
(2)	Trade includes wholesale trade and retail trade.
(3)	Utilities includes electricity, gas and water and communication services.

NOTES TO THE FINANCIAL STATEMENTS

Note 12. Provisions for impairment charges (continued)

The following table shows details of recoveries of loans by industry classifications for the past four years:

	Consolidated
	2010	2009	2008	2007
	$m	$m	$m	$m
Recoveries
Australia
Accommodation, cafes and restaurants	1	—	—	—
Construction	2	—	—	1
Manufacturing	2	—	1	2
Property, property services and business services	3	—	—	—
Services	1	—	—	—
Trade(1)	1	—	—	1
Transport and storage	1	—	—	—
Utilities(2)	—	2	—	—
Retail lending	31	37	22	16
Other	2	2	—	2
Total Australia	44	41	23	22
Total New Zealand	4	—	—	—
Total other overseas	3	8	9	—
Total recoveries	51	49	32	22
Total write-offs	(1,351)	(1,923)	(471)	(371)
Net write-offs and recoveries	(1,300)	(1,874)	(439)	(349)

(1)	Trade includes wholesale trade and retail trade.
(2)	Utilities includes electricity, gas and water and communication services.

Note 13. Goodwill and other intangible assets

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	8,597	2,425	804	784
Additions through merger	—	6,162	5,849	—
Other additions	—	9	—	20
Impairment	—	(2)	—	—
Exchange rate and other adjustments	(28)	3	—	—
Balance as at end of the year	8,569	8,597	6,653	804
Computer software
Balance as at beginning of the year	629	464	409	328
Additions through merger	—	83	88	—
Other additions	508	295	438	204
Impairment	(37)	(15)	(37)	(7)
Amortisation	(263)	(191)	(190)	(111)
Exchange rate adjustments	(5)	(2)	—	—
Other(1)	—	(5)	—	(5)
Balance as at end of the year	832	629	708	409
Cost	2,022	1,697	1,326	857
Accumulated amortisation	(1,190)	(1,068)	(618)	(448)
Carrying amount	832	629	708	409
Brand Names
Balance as at beginning of the year	668	32	—	—
Additions through merger	—	636	636	—
Balance as at end of the year	668	668	636	—
Carrying amount	668	668	636	—
Core deposit intangibles
Balance as at beginning of the year	1,349	—	—	—
Additions through merger	—	1,494	1,279	—
Amortisation	(167)	(145)	(97)	—
Balance as at end of the year	1,182	1,349	1,182	—
Cost	1,494	1,494	1,279	—
Accumulated amortisation	(312)	(145)	(97)	—
Carrying amount	1,182	1,349	1,182	—
Other intangible assets
Balance as at beginning of the year	298	68	—	5
Additions through merger	—	280	226	—
Amortisation	(45)	(50)	(24)	(5)
Balance as at end of the year	253	298	202	—
Cost	428	428	263	37
Accumulated amortisation	(175)	(130)	(61)	(37)
Carrying amount	253	298	202	—
Total goodwill and other intangible assets	11,504	11,541	9,381	1,213

(1)

During the 2009 financial year capitalised computer software costs that were integral to associated hardware were reclassified to property, plant and equipment as it better reflected the nature of the item.

NOTES TO THE FINANCIAL STATEMENTS

Note 13. Goodwill and other intangible assets (continued)

Goodwill has been allocated to the following CGUs:

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Westpac Retail & Business Banking	1,112	1,112	999	611
St.George Bank	4,332	4,332	4,332	—
Westpac Institutional Bank	613	613	487	—
BT Financial Group Australia	2,033	2,033	835	193
New Zealand Retail Banking	393	421	—	—
BT New Zealand	10	10	—	—
Hastings	63	63	—	—
Bank of Tonga	13	13	—	—
Total goodwill	8,569	8,597	6,653	804

The increase in the parent entity goodwill balance of $5,849 million is attributable to Westpac and St.George Bank Limited becoming a single ADI from 1 March 2010. The goodwill was allocated to the CGUs listed above based on management’s analysis of where synergies of the merger were expected to arise. Refer to Note 43 for further details.

The recoverable amount of each CGU is determined based on the future cash flow projection discounted by the Group’s after tax return on equity rate of 11.0% (2009 11.0%) adjusted to a pre-tax rate. All future cash flows are based on approved three (2009 two) year strategic plans. While the strategic business plan assumes certain economic conditions, the forecast is not reliant on one particular assumption. These business forecasts applied by management are considered appropriate as they are based on past experience and are consistent with observable current market information. The growth rates after 2013 are assumed to be zero for all CGUs for the purpose of goodwill impairment testing.

Note 14. Property, plant and equipment

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Premises and sites
Cost	312	392	199	98
Accumulated depreciation	(102)	(85)	(15)	(4)
Net carrying amount	210	307	184	94
Leasehold improvements
Cost	811	524	646	375
Accumulated amortisation	(357)	(311)	(269)	(225)
Net carrying amount	454	213	377	150
Furniture and equipment
Cost	752	750	549	486
Accumulated depreciation	(571)	(542)	(387)	(349)
Net carrying amount	181	208	162	137
Technology
Cost	707	666	342	400
Accumulated depreciation	(542)	(506)	(213)	(317)
Net carrying amount	165	160	129	83
Total property, plant and equipment	1,010	888	852	464

Note 14. Property, plant and equipment (continued)

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Premises and sites
Balance as at beginning of the year	307	89	94	67
Additions through merger	—	208	175	—
Other additions	9	36	9	30
Disposals	(15)	(2)	(3)	—
Depreciation	(17)	(18)	(17)	(1)
Exchange rate adjustments	(1)	(2)	(1)	(1)
Other(1)	(73)	(4)	(73)	(1)
Balance as at end of the year	210	307	184	94
Leasehold improvements
Balance as at beginning of the year	213	169	150	129
Additions through merger	—	5	6	—
Other additions	235	93	201	63
Disposals	(3)	—	(3)	—
Amortisation	(62)	(52)	(50)	(42)
Exchange rate adjustments	(2)	(1)	—	—
Other(1)	73	(1)	73	—
Balance as at end of the year	454	213	377	150
Furniture and equipment
Balance as at beginning of the year	208	151	137	133
Additions through merger	—	71	37	—
Other additions	43	67	39	44
Disposals	(1)	(11)	(1)	(1)
Depreciation	(61)	(62)	(50)	(36)
Exchange rate adjustments	(1)	(1)	—	—
Other(1)	(7)	(7)	—	(3)
Balance as at end of the year	181	208	162	137
Technology
Balance as at beginning of the year	160	96	83	67
Additions through merger	—	37	42	—
Other additions	79	89	59	49
Disposals	(14)	(14)	(12)	(8)
Depreciation	(66)	(63)	(43)	(33)
Exchange rate adjustments	(1)	(2)	—	(1)
Other(1),(2)	7	17	—	9
Balance as at end of the year	165	160	129	83

(1)          During the current financial year, assets were reclassified from premises and sites to leasehold improvements and furniture and equipment to technology (2009 from premises and sites, leasehold improvements and furniture and equipment to technology).

(2)          During the 2009 financial year, capitalised computer software costs that were integral to associated hardware were reclassified to property, plant and equipment as it better reflected the nature of the item.

Premises and sites under construction

There are no significant items of premises and sites currently under construction.

NOTES TO THE FINANCIAL STATEMENTS

Note 15. Deferred tax assets and deferred tax liabilities

Deferred tax assets

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
The balance comprises temporary differences attributable to:
Amounts recognised in profit or loss
Provision for impairment charges on loans	1,412	1,344	1,187	783
Provision for employee benefits	296	314	250	213
Treasury/financial market products	951	532	871	594
Property, plant and equipment	136	105	129	90
Loans — carrying amount adjustments	78	106	78	68
Provision for litigation and non-lending losses	59	58	57	51
Provision for credit commitments	96	64	96	62
Provision for restructuring	16	21	16	15
Provision for lease liabilities	25	17	17	14
Other provisions	50	47	48	33
Other liabilities	490	431	453	344
Life insurance policy liabilities	93	80	—	—
Tax losses recognised	2	6	—	—
Change in tax rate (refer to Note 5)	(5)	—	(1)	—
	3,699	3,125	3,201	2,267
Amounts recognised directly in other comprehensive income
Available-for-sale securities	(59)	(38)	(34)	(24)
Retirement benefit deficit	137	94	132	94
Other equity items	—	—	3	5
Minority interest	3	5	—	—
	81	61	101	75
Set-off of deferred tax liabilities pursuant to set-off provisions(1)	(1,490)	(1,201)	(1,364)	(642)
Net deferred tax assets	2,290	1,985	1,938	1,700
Net deferred tax assets to be recovered within 12 months	712	506	631	687
Net deferred tax assets to be recovered after more than 12 months	1,578	1,479	1,307	1,013
Movement
Opening balance as at beginning of the year	1,985	756	1,700	432
Additions through merger	—	362	445	—
Credited to the income statement	1,775	2,105	1,131	1,928
Recognised in other comprehensive income	20	(37)	26	(18)
Set-off of deferred tax liabilities pursuant to set-off provisions(1)	(1,490)	(1,201)	(1,364)	(642)
Closing balance as at end of the year	2,290	1,985	1,938	1,700

(1)          Deferred tax assets and liabilities are set-off where they relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities within the same taxable group.

Note 15. Deferred tax assets and deferred tax liabilities (continued)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Deductible temporary differences — other	10	20	—	10
Tax losses on revenue account	87	77	75	76

The deferred tax assets related to losses will only be recognised if:

•         the Group or relevant entity derives future assessable income of a nature or amount sufficient to enable the benefits from the deductions for the losses to be utilised;

•         the Group or relevant entity continues to comply with the conditions of deductibility imposed by tax legislation;

•         no changes in tax legislation adversely affect the Group or relevant entity in realising the benefits from the deductions for the losses; and

•         the deductible temporary differences and tax losses have not expired under current tax legislation.

Deferred tax assets have not been recognised in respect of these items because it is not considered probable that future taxable profit will be available against which they can be realised.

Deferred tax liabilities

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
The balance comprises temporary differences attributable to:
Amounts recognised in profit or loss
Treasury/financial market products	885	514	881	575
Finance lease transactions	105	70	49	31
Property, plant and equipment	18	8	15	7
Intangible assets	—	16	—	—
Life insurance assets	15	16	—	—
Loans — carrying amount adjustments	120	126	120	126
Other assets	570	648	463	29
	1,713	1,398	1,528	768
Amounts recognised directly in other comprehensive income
Cash flow hedges	(199)	(162)	(163)	(100)
	(199)	(162)	(163)	(100)
Set-off of deferred tax liabilities pursuant to set-off provisions(1)	(1,490)	(1,201)	(1,364)	(642)
Net deferred tax liabilities	24	35	1	26
Net deferred tax liabilities to be recovered within 12 months	11	11	—	14
Net deferred tax liabilities to be recovered after more than 12 months	13	24	1	12
Movements
Opening balance as at beginning of the year	35	—	26	—
Additions through merger	—	486	527	—
Charged to the income statement	1,516	886	875	773
Recognised in other comprehensive income	(37)	(136)	(63)	(105)
Set-off of deferred tax liabilities pursuant to set-off provisions(1)	(1,490)	(1,201)	(1,364)	(642)
Closing balance as at end of the year	24	35	1	26

(1)          Deferred tax assets and liabilities are set-off where they relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities within the same taxable group.

Deferred tax liabilities relating to aggregate temporary differences of $23 million (2009 $21 million) associated with investments in subsidiaries have not been recognised because the Parent Entity controls whether the liability will be incurred and it is satisfied that the liability will not be incurred in the foreseeable future.

NOTES TO THE FINANCIAL STATEMENTS

Note 16. Other assets

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Accrued interest receivable	1,218	861	1,049	715
Assets held for sale/inventories	18	289	—	—
Securities sold not delivered	725	1,117	725	1,027
Deferred expenditure	12	13	3	(3)
Deferred acquisition costs	177	126	32	26
Trade debtors	377	465	104	51
Prepayments	88	76	70	34
Accrued fees and commissions	193	137	112	91
Other	625	1,240	550	472
Total other assets	3,433	4,324	2,645	2,413

Note 17. Payables due to other financial institutions

Amounts due to other financial institutions based on location and nature are outlined below:

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Australia
Interest bearing	3,517	3,376	3,517	3,192
Non-interest bearing	1,005	1,193	1,000	510
Total Australia	4,522	4,569	4,517	3,702
Overseas
Interest bearing	4,294	4,458	4,289	4,458
Non-interest bearing	82	208	81	208
Total overseas	4,376	4,666	4,370	4,666
Total payables due to other financial institutions	8,898	9,235	8,887	8,368

Note 18. Deposits

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Australia
Deposits at fair value
Certificates of deposit	36,615	45,534	36,615	45,519
Total deposits at fair value	36,615	45,534	36,615	45,519
Deposits at amortised cost
Non-interest bearing, repayable at call	12,407	10,459	12,407	8,188
Certificates of deposit	1,756	3,262	1,756	50
Other interest bearing:
At call	142,255	141,321	142,255	106,111
Term	90,436	80,887	90,436	55,894
Total deposits at amortised cost	246,854	235,929	246,854	170,243
Total Australia	283,469	281,463	283,469	215,762
New Zealand
Deposits at fair value
Certificates of deposit	1,447	2,844	—	—
Total deposits at fair value	1,447	2,844	—	—
Deposits at amortised cost
Non-interest bearing, repayable at call	1,932	1,976	80	136
Other interest bearing:
At call	10,039	10,629	2,226	1,942
Term	15,505	14,407	1,919	1,133
Total deposits at amortised cost	27,476	27,012	4,225	3,211
Total New Zealand	28,923	29,856	4,225	3,211
Other overseas
Deposits at fair value
Certificates of deposit	15,187	10,113	15,187	10,113
Total deposits at fair value	15,187	10,113	15,187	10,113
Deposits at amortised cost
Non-interest bearing, repayable at call	406	381	163	166
Certificates of deposit	2,203	410	2,203	410
Other interest bearing:
At call	2,116	2,217	1,845	1,960
Term	5,081	5,016	4,470	4,591
Total deposits at amortised cost	9,806	8,024	8,681	7,127
Total other overseas	24,993	18,137	23,868	17,240
Total deposits at fair value	53,249	58,491	51,802	55,632
Total deposits at amortised cost	284,136	270,965	259,760	180,581

NOTES TO THE FINANCIAL STATEMENTS

Note 18. Deposits (continued)

The following table shows average balances and average rates in each of the past three years for major categories of deposits:

	Consolidated
	2010		2009		2008
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
	$m	%	$m	%	$m	%
Australia
Non-interest bearing	11,404	—	9,532	—	6,750	—
Certificates of deposit	43,268	3.9	56,150	3.2	48,316	7.4
Other interest bearing at call	136,906	3.6	126,006	3.2	85,554	5.4
Other interest bearing term	90,375	5.2	72,726	5.4	31,656	7.1
Total Australia	281,953		264,414		172,276
Overseas
Non-interest bearing	2,360	—	2,299	—	2,162	—
Certificates of deposit	20,010	0.6	12,827	2.5	14,552	4.9
Other interest bearing at call	12,655	2.8	13,388	3.1	11,846	6.2
Other interest bearing term	19,326	4.0	21,093	4.5	21,977	6.6
Total overseas	54,351		49,607		50,537

Certificates of deposit

All certificates of deposit issued by foreign offices were greater than US$100,000.

The maturity profile of certificates of deposit greater than US$100,000 issued by Australian operations were:

	Consolidated 2010
		Between 3	Between
	Less Than	and 6	6 Months	Over
	3 Months	Months	and 1 Year	1 Year	Total
	$m	$m	$m	$m	$m
Certificates of deposit greater than US$100,000	24,834	10,574	2,183	610	38,201
Term deposits greater than US$100,000	39,915	17,344	10,218	4,481	71,958

Note 19. Trading liabilities and other financial liabilities designated at fair value

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Securities sold under agreements to repurchase	2,731	8,173	2,731	6,470
Securities sold short	1,897	2,255	1,897	2,255
Total trading liabilities	4,628	10,428	4,628	8,725
Financial liabilities designated at fair value	222	420	222	357
Total trading liabilities and other financial liabilities at fair value	4,850	10,848	4,850	9,082

The difference between the carrying amount of financial liabilities designated at fair value and the amount that the Group would be contractually required to pay to the holder at maturity is $12 million (2009 $9 million). For the Parent Entity this amount would be $12 million (2009 $5 million).

Note 20. Provisions

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Long service leave	310	292	275	200
Annual leave and other employee benefits	773	716	649	475
Litigation and non-lending losses	197	197	190	170
Provision for impairment on credit commitments	350	350	325	223
Leasehold premises	29	2	29	2
Restructuring provisions	67	71	58	50
Total provisions	1,726	1,628	1,526	1,120

Litigation and non-lending losses

Litigation and non-lending loss provisions include litigation and associated costs, frauds and the correction of operational issues.

Provision for impairment on credit commitments

Provision is made for incurred losses as a result of the commitment to extend credit.

Leasehold premises

Provision is made for unavoidable costs in relation to make good costs and premises sub let at lower rates of rent than payable under the head lease. These amounts will be settled as the leases expire over the next three years.

Restructuring provisions

Provisions are recognised for restructuring activities when a detailed financial plan has been developed and a valid expectation that the plan will be carried out is held by those affected by it. The majority of restructuring provisions are expected to be used within 12 months after 30 September 2010.

NOTES TO THE FINANCIAL STATEMENTS

Note 20. Provisions (continued)

		Annual Leave	Litigation	Provision for
	Long	and Other	and Non-	Impairment
	Service	Employee	Lending	on Credit	Leasehold	Restructuring
	Leave	Benefits	Losses	Commitments	Premises	Provisions	Total
	$m	$m	$m	$m	$m	$m	$m
Consolidated
Balance as at beginning of the year	292	716	197	350	2	71	1,628
Additions	51	530	49	—	28	67	725
Utilised	(33)	(441)	(45)	—	(1)	(51)	(571)
Unutilised reversed	—	(30)	(3)	—	—	(20)	(53)
Exchange differences	—	(2)	(1)	—	—	—	(3)
Increase on unwinding of discount	—	—	—	13	—	—	13
Other	—	—	—	(13)	—	—	(13)
Balance as at end of the year	310	773	197	350	29	67	1,726
Parent Entity
Balance as at beginning of the year	200	475	170	223	2	50	1,120
Additions	35	508	43	—	28	53	667
Additions through merger	70	94	18	78	—	25	285
Utilised	(30)	(399)	(38)	—	(1)	(50)	(518)
Unutilised reversed	—	(30)	(3)	—	—	(20)	(53)
Exchange differences	—	1	—	—	—	—	1
Increase on unwinding of discount	—	—	—	11	—	—	11
Other	—	—	—	13	—	—	13
Balance as at end of the year	275	649	190	325	29	58	1,526

Note 21. Other liabilities

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Unearned general insurance premiums	427	477	—	—
Outstanding general insurance claims	198	139	—	—
Retirement benefit deficit	425	388	388	362
Accrued interest payable	3,056	1,601	2,762	1,146
Credit card loyalty program(1)	270	248	—	—
Securities purchased not delivered	1,208	1,432	1,208	1,432
Trade creditors and other accrued expenses	886	1,101	663	362
Other	2,302	2,119	1,967	1,789
Total other liabilities	8,772	7,505	6,988	5,091

(1)          Credit card loyalty programme relates to the Altitude rewards program launched by Westpac on 25 November 2001. Westpac has established a trust to hold the liability in respect of the program.

Note 22. Debt issues

Presented below are the Group and Parent Entity’s debt issues at 30 September 2010 and 2009. The distinction between short and long-term debt is based on the maturity of the underlying security at origination.

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Debt issues
Short term debt:
Own issuances	31,982	33,067	27,224	28,087
Customer conduits	2,415	2,440	—	—
Total short term debt	34,397	35,507	27,224	28,087
Long term debt:
Senior	103,451	80,398	96,423	67,683
Securitisation	11,228	14,193	—	—
2007 convertible notes	1,000	1,000	1,000	1,000
Structured notes	260	255	—	—
Total long term debt	115,939	95,846	97,423	68,683
Total debt issues	150,336	131,353	124,647	96,770
Debt issues at fair value	33,327	34,408	28,085	29,166
Debt issues at amortised cost	117,009	96,945	96,562	67,604
Total debt issues	150,336	131,353	124,647	96,770

NOTES TO THE FINANCIAL STATEMENTS

Note 22. Debt issues (continued)

	Consolidated
	2010	2009
	$m	$m
Short term debt:

US commercial paper	31,110	27,385

Euro commercial paper:
AUD euro commercial paper	106	714
CAD euro commercial paper	12	26
CHF euro commercial paper	—	94
DKK euro commercial paper	—	—
EUR euro commercial paper	210	1,653
GBP euro commercial paper	276	2,551
HKD euro commercial paper	—	96
JPY euro commercial paper	—	—
NZD euro commercial paper	99	32
SGD euro commercial paper	13	12
USD euro commercial paper	120	465
Total euro commercial paper	836	5,643

Asset backed commercial paper:
AUD asset backed commercial paper	1,999	2,253
USD asset backed commercial paper	416	187
Total asset backed commercial paper	2,415	2,440

NZD promissory notes	36	39
Total short term debt	34,397	35,507
Long term debt:
AUD	35,525	29,520
CAD	485	120
CHF	1,596	1,243
EUR	15,502	22,086
GBP	2,937	3,109
HKD	1,931	2,334
JPY	13,335	6,941
NOK	54	—
NZD	7,527	2,801
SGD	268	131
USD	36,779	27,561
Total long term debt	115,939	95,846

Note 22. Debt issues (continued)

	Consolidated
(in $millions unless otherwise stated)	2010	2009	2008
Short term borrowings
US commercial paper
Maximum amount outstanding at any month end	51,300	28,938	34,589
Approximate average amount outstanding	41,588	23,135	25,989
Approximate weighted average interest rate on:
Average amount outstanding	0.3%	1.3%	2.9%
Outstanding as at end of the year	0.4%	0.4%	2.8%
Euro commercial paper
Maximum amount outstanding at any month end	3,222	7,197	12,126
Approximate average amount outstanding	2,314	5,553	9,050
Approximate weighted average interest rate on:
Average amount outstanding	0.2%	1.5%	4.4%
Outstanding as at end of the year	0.8%	0.9%	4.7%
Other commercial paper
Maximum amount outstanding at any month end	2,473	3,911	5,800
Approximate average amount outstanding	2,254	3,024	4,969
Approximate weighted average interest rate on:
Average amount outstanding	4.5%	5.0%	8.3%
Outstanding as at end of the year	5.0%	3.8%	8.0%

Note 23. Loan capital

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Loan capital
Subordinated bonds, notes and debentures
SGD 100 million subordinated bonds due 2010(1)	—	83	—	83
AUD 600 million subordinated bonds due 2015(2)	—	600	—	600
AUD 625 million subordinated bonds due 2015	625	625	625	625
EUR 350 million subordinated bonds due 2015	491	581	491	581
USD 75 million subordinated bonds due 2015	90	93	90	93
USD 150 million subordinated bonds due 2015(3)	—	170	—	170
EUR 250 million subordinated bonds due 2015(4)	—	395	—	—
USD 400 million subordinated bonds due 2015	422	443	422	—
USD 300 million subordinated bonds due 2016	310	341	310	341
AUD 225 million subordinated bonds due 2016	225	216	225	—
AUD 75 million subordinated bonds due 2016	75	71	75	—
AUD 1000 million subordinated bonds due 2017	991	997	991	997
AUD 600 million subordinated bonds due 2017	574	573	574	573
USD 250 million subordinated bonds due 2017	259	284	259	284
CAD 250 million subordinated bonds due 2017	226	254	226	—
AUD 200 million subordinated bonds due 2017	200	191	200	—
AUD 160 million subordinated bonds due 2018	160	159	160	159
AUD 500 million subordinated bonds due 2018	509	500	509	500
USD 350 million subordinated bonds due 2018	415	422	415	422
GBP 200 million subordinated bonds due 2018	359	393	359	393
AUD 625 million subordinated bonds due 2018	622	616	622	—
AUD 125 million subordinated bonds due 2018	126	120	126	—
Total subordinated bonds, notes and debentures	6,679	8,127	6,679	5,821

(1)          These bonds matured on 15 August 2010.

(2)          These bonds were redeemed on 4 February 2010.

(3)          These bonds were redeemed on 17 February 2010.

(4)          These bonds were redeemed on 18 March 2010.

NOTES TO THE FINANCIAL STATEMENTS

Note 23. Loan capital (continued)

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Subordinated perpetual notes
US$390.2 million (2009 US$390.2 million) subordinated perpetual floating rate notes	404	443	404	443

Convertible debentures and Trust preferred securities
Convertible debentures issued on 5 April 2004 US$525,000,000	—	—	624	647
525,000 2004 TPS of US$1,000 each	624	647	—	—
Total convertible debentures and Trust preferred securities	624	647	624	647

Stapled preferred securities
10,362,670 Westpac SPS of A$100 each	1,026	1,024	1,026	1,024
9,083,278 Westpac SPS II of A$100 each	899	897	899	897
	1,925	1,921	1,925	1,921

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

Convertible debentures and 2004 TPS

A wholly owned entity Westpac Capital Trust IV (Capital Trust IV) issued 525,000 2004 TPS in the United States of America at US$1,000 each on 5 April 2004, with non-cumulative semi-annual distributions (31 March and 30 September) in arrears at the annual rate of 5.256% up to but excluding 31 March 2016. From, and including 31 March 2016 the 2004 TPS will pay non-cumulative quarterly distributions (30 June, 30 September, 31 December and 31 March) in arrears at a floating rate equal to LIBOR plus 1.7675% per year. Capital Trust IV has also issued common securities with a total price of US$1,000 to Westpac Capital Holdings Inc. 2004 TPS qualify as innovative residual Tier 1 capital of Westpac.

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

Westpac SPS and Westpac SPS II

Westpac issued 10,362,670 Westpac SPS at face value of $100 each on 30 July 2008 and 9,083,278 Westpac SPS II at face value of $100 each on 31 March 2009. Westpac SPS and Westpac SPS II are stapled securities, each consisting of a perpetual, unsecured, non-cumulative subordinated note issued by Westpac’s New York branch stapled to a preference share issued by Westpac. Westpac SPS and Westpac SPS II qualify as non-innovative residual Tier 1 capital of Westpac.

Westpac SPS and Westpac SPS II are expected to pay non-cumulative, floating rate quarterly distributions (30 September, 31 December, 31 March and 30 June) which are expected to be fully franked. The distribution rate on Westpac SPS is calculated as the Australian 90-day bank bill rate plus the margin of 2.40% per annum, together multiplied by one minus the Australian corporate tax rate (30% during the year ended 30 September 2010). The distribution rate on Westpac SPS II is calculated as the Australian 90-day bank bill rate plus the margin of 3.80% per annum, together multiplied by one minus the Australian corporate tax rate (30% during the year ended 30 September 2010). Westpac SPS and Westpac SPS II distributions are subject to a distribution payment test and distributions will not be paid if the Westpac directors determine not to pay a distribution, the distribution payment exceeds the distributable profits of Westpac (unless APRA otherwise gives its prior written approval), or APRA objects to the payment of the distribution.

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

NOTES TO THE FINANCIAL STATEMENTS

Note 24. Shareholder equity and non-controlling interest

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Contributed equity
Ordinary shares 2,989,207,519 (2009 2,940,946,145) each fully paid	24,686	23,684	24,686	23,684
RSP treasury shares 6,022,097 (2009 6,039,054)	(100)	(100)	(100)	(100)
Other treasury shares 6,226,960 (2009 6,092,030)	(90)	(88)	(18)	(17)
	(190)	(188)	(118)	(117)
Share capital	24,496	23,496	24,568	23,567
Other equity instruments
Convertible debentures:
Issued on 13 August 2003 NZ$1,293,105,172 (with net issue costs of NZ$9 million)	—	—	1,137	1,137
Issued on 21 June 2006 A$762,737,500 (with net issue costs of A$8 million)	—	—	755	755
Total other equity instruments	—	—	1,892	1,892
Non-controlling interests
Trust preferred securities:
750,000 2003 TPS of US$1,000 each (with net issue costs of A$9 million)	1,137	1,137	—	—
7,627,375 2006 TPS of A$100 each (with net issue costs of A$8 million)	755	755	—	—
Other	37	42	—	—
Total non-controlling interests	1,929	1,934	—	—

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

During the year ended 30 September 2010, the following ordinary shares were issued:

•         to eligible staff under the Employee Share Plan, 991,485 ordinary shares issued for nil consideration;

•         to equity holders in relation to the Dividend Reinvestment Plan (DRP), 29,495,110 ordinary shares at a price of $23.61 and 11,666,112 ordinary shares at a price of $22.64;

•         to eligible executives and senior management upon the exercise of performance options under the Westpac Performance Plan (WPP), 2,091,729 ordinary shares at an average exercise price of $19.38. Upon the exercise of performance share rights, 736,430 ordinary shares for nil consideration and upon the exercise of share rights, 203,368 ordinary shares for nil consideration;

•         to eligible employees upon exercise of performance options under the Westpac Reward Plan (WRP), 30,831 ordinary shares at an average exercise price of $23.40;

•         to eligible employees under the Restricted Share Plan (RSP), 2,466,809 ordinary shares for nil consideration; and

•         to senior officers upon the exercise of options under the Senior Officers’ Share Purchase Scheme (SOSPS), 579,500 ordinary shares at an average exercise price of $12.40.

During the year ended 30 September 2010, 181,667 ordinary shares were purchased on market at an average purchase price of $27.27 and delivered upon exercise of performance share rights under the Chief Executive Securities Agreement 2003.

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

During the year 488,009 treasury shares were purchased at an average price of $24.15 and 353,079 treasury shares were sold at an average price of $25.28.

Note 24. Shareholder equity and non-controlling interest (continued)

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

Funding Trust III has issued common securities with a total price of US$1,000 to Westpac Funding Holdings Pty Limited. The assets of Funding Trust III comprise convertible debentures issued by Westpac in aggregate amount of NZ$1,293,105,172, US Government securities purchased with the proceeds of the common securities and a currency swap with Westpac.

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

NOTES TO THE FINANCIAL STATEMENTS

Note 24. Shareholder equity and non-controlling interest (continued)

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

The 2006 TPS are scheduled to pay quarterly distributions (30 September, 31 December, 31 March and 30 June) in arrears, subject to certain conditions being satisfied. The distribution rate on 2006 TPS, until 30 June 2016 (the step-up date), is calculated as the Australian 90 day bank bill rate plus 1% per annum (the initial margin), together multiplied by one minus the Australian corporate tax rate (30% during the year ended 30 September 2010). After the step-up date, the initial margin will increase by a one time step-up of 1% per annum.

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

Note 25. Share-based payments

Executive and Senior Officer equity plans

Options, restricted shares and/or share rights are granted to the Chief Executive Officer, selected executives and key senior employees under the following schemes.

(i)                  Westpac Reward Plan

The Westpac Reward Plan (WRP) was introduced in 2006. It provides a mechanism for rewarding superior long term performance from the most senior management in Australia and overseas.

Under the WRP senior managers may be invited to receive an award of performance options or performance share rights. An option or share right under the WRP is the right to acquire a share in the future provided all conditions are met, with an exercise price set at the commencement of the performance period. The exercise price for options is based on the prevailing market price of Westpac ordinary shares at the commencement of the performance period. The exercise price for share rights is nil.

The performance options and performance share rights may vest over a three to five year period from the commencement of the performance period, provided a performance hurdle of relative Total Shareholder Return (TSR)(1) is met or exceeded by Westpac. The comparator group for TSR comparisons focuses on 10 financial sector peers.

Full vesting of performance options and performance share rights occurs when Westpac’s TSR is at (or exceeds) the 75th percentile relative to the comparator group, scaling down to 50% vesting on a straight-line basis for median performance. Below median performance, no vesting occurs.

(1)          TSR measures a company’s share price movement and accumulated dividend yields over a specific measurement period (i.e. the change in value of an investment in that company’s shares) and excluding tax effects.

Note 25. Share-based payments (continued)

The WRP vesting framework has been designed to strengthen the performance link with shareholders over the longer term. Initial TSR performance is tested at the third anniversary of the commencement of the performance period, with subsequent performance testing possible at the fourth and fifth anniversaries of the commencement of the performance period. Securities vest only if Westpac’s TSR ranking is at or above the median of the peer group at a performance test date. TSR performance is tested at subsequent performance test dates (where they exist) and further vesting may occur only if the TSR ranking has improved. This model encourages executives to focus on performance over the full five year period.

Upon exercising vested performance options and performance share rights, the executive has the right to take up his or her entitlement in whole or in part as fully paid ordinary shares. The exercise price is payable at that time. A performance option or performance share right lapses if it is not exercised prior to the end of its term.

WRP — outstanding performance options and share rights

The following table sets out details of outstanding performance options and performance share rights under the WRP:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2009	Granted During the Year	Exercised During the Year	Lapsed During the Year	Total Outstanding at 30 September 2010	Outstanding and Exercisable at 30 September 2010
Options
17 December 2007	20 December 2017	$30.10	1,811,301	—	—	96,979	1,714,322	258,288
1 October 2008	1 October 2018	$23.40	1,744,870	—	30,831	68,746	1,645,293	96,756
1 March 2009	1 March 2019	$16.49	260,869	—	—	—	260,869	—
Totals 2010			3,817,040	—	30,831	165,725	3,620,484	355,044
Weighted average exercise price			$26.11	—	$23.40	$27.32	$26.07	$28.27
Share rights
1 October 2009	1 October 2019	nil	—	756,079	—	33,279	722,800	—
Totals 2010			—	756,079	—	33,279	722,800	—
Totals 2009
Options			2,167,288	2,219,272	—	569,520	3,817,040	231,929
Performance share rights			—	—	—	—	—	—
Weighted average exercise price — options			$30.10	$22.59	—	$27.59	$26.11	$28.78

The weighted average remaining contractual life of outstanding performance options at 30 September 2010 was 7.7 years (2009 8.7 years). The remaining contractual life of outstanding performance share rights at 30 September 2010 was 9.0 years. The fair value at grant date of WRP performance share rights issued during the year was $15.31.

(ii)              Westpac Performance Plan

The Westpac Performance Plan (WPP) was introduced in 2002 and was used to provide awards of performance options and/or performance share rights to senior executives and other key employees. Currently the WPP is primarily used for employees based in New Zealand to provide long term incentive awards or as a mechanism for the mandatory deferral of a portion of their short-term incentives.

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

NOTES TO THE FINANCIAL STATEMENTS

Note 25. Share-based payments (continued)

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

WPP — Outstanding Performance Options

No performance options were granted under the WPP during the year. The following table sets out details of outstanding performance options granted under the WPP in previous years:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2009	Granted During the Year	Exercised During the Year	Lapsed During the Year	Total Outstanding at 30 September 2010	Outstanding and Exercisable at 30 September 2010
20 January 2003	20 January 2013	$13.59	292,860	—	26,246	—	266,614	266,614
1 May 2003	1 May 2013	$15.04	16,433	—	—	—	16,433	16,433
3 November 2003	3 November 2013	$16.34	11,475	—	11,475	—	—	—
21 January 2004	21 January 2014	$16.34	1,215,979	—	482,671	—	733,308	733,308
20 January 2005	20 January 2015	$18.98	1,805,243	—	511,505	—	1,293,738	1,293,738
2 May 2005	2 May 2015	$19.00	25,609	—	25,609	—	—	—
1 August 2005	1 August 2015	$19.62	16,891	—	16,891	—	—	—
20 December 2005	20 December 2015	$20.53	2,118,898	—	818,879	—	1,300,019	1,300,019
20 December 2005	20 December 2015	$22.53	70,374	—	—	—	70,374	56,861
15 December 2006	15 December 2016	$23.98	1,868,756	—	198,453	34,975	1,635,328	1,564,941
Totals 2010			7,442,518	—	2,091,729	34,975	5,315,814	5,231,914
Weighted average exercise price			$20.06	—	$19.38	$23.98	$20.30	$20.24
Totals 2009			8,121,835	—	298,578	380,739	7,442,518	5,912,685
Weighted average exercise price			$20.06	—	$18.21	$21.67	$20.06	$19.05

The weighted average remaining contractual life of outstanding performance options at 30 September 2010 was 4.9 years (2009 5.8 years).

Note 25. Share-based payments (continued)

WPP — outstanding performance share rights

The following table sets out details of outstanding performance share rights granted under the WPP:

Commencement Dates	Latest Dates for Exercise	Outstanding at 1 October 2009	Granted During the Year	Exercised During the Year	Lapsed During the Year	Total Outstanding at 30 September 2010	Outstanding and Exercisable at 30 September 2010
Two-year initial testing period
20 January 2003 to 1 August 2003	20 January 2013 to 1 August 2013	45,702	—	19,138	—	26,564	26,564
3 November 2003 to 3 August 2004	3 November 2013 to 3 August 2014	197,569	—	109,434	—	88,135	88,135
5 November 2004 to 1 August 2005	5 November 2014 to 1 August 2015	334,833	—	134,209	345	200,279	200,279
1 November 2005 to 3 August 2006	1 November 2015 to 3 August 2016	315,833	—	114,308	1,793	199,732	199,732
1 November 2006 to 15 December 2006	1 November 2016 to 15 December 2016	125,076	—	70,328	—	54,748	54,748
1 December 2008 to 1 March 2009	1 December 2018 to 1 March 2019	72,907	—	585	7,013	65,309	3,263

Three-year initial testing period
20 January 2003 to 1 August 2003	20 January 2013 to 1 August 2013	68,501	—	23,726	—	44,775	44,775
3 November 2003 to 3 August 2004	3 November 2013 to 3 August 2014	119,639	—	44,642	—	74,997	74,997
5 November 2004 to 1 August 2005	5 November 2014 to 1 August 2015	196,927	—	58,878	—	138,049	138,049
1 November 2005 to 3 August 2006	1 November 2015 to 3 August 2016	474,637	—	155,494	5,901	313,242	305,358
1 November 2006 to 15 December 2006	1 November 2016 to 15 December 2016	7,584	—	5,688	—	1,896	—
Totals 2010		1,959,208	—	736,430	15,052	1,207,726	1,135,900
Totals 2009		3,548,692	72,907	1,546,432	115,959	1,959,208	1,810,734

The weighted average remaining contractual life of outstanding performance share rights at 30 September 2010 was 5.4 years (2009 5.7 years).

Unhurdled options and unhurdled share rights

The WPP is also used for key employees based outside Australia, who received unhurdled share rights restricted for one to three years or unhurdled options restricted for three years. After the restriction period applying to them has passed, vested unhurdled options and unhurdled share rights can be exercised to receive the underlying fully paid ordinary shares.

NOTES TO THE FINANCIAL STATEMENTS

Note 25. Share-based payments (continued)

WPP — outstanding unhurdled options and unhurdled share rights

The following table sets out details of outstanding unhurdled options and unhurdled share rights granted under the WPP:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2009	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2010	Outstanding and excercisable at 30 September 2010
Options
15 December 2006	15 December 2016	$23.93	56,147	—	—	—	56,147	56,147
Totals 2010			56,147	—	—	—	56,147	56,147
Share rights
One-year vesting period
1 December 2008 to 1 June 2009	1 December 2018 to 1 June 2019	nil	71,706	—	66,025	—	5,681	5,681
1 November 2009 to 1 April 2010	1 November 2019 to 1 April 2020	nil	—	30,293	—	—	30,293	—

Two-year vesting period
3 September 2007	3 September 2017	nil	6,660	—	—	—	6,660	6,660
1 November 2007 to 1 September 2008	1 November 2017 to 1 September 2018	nil	77,691	—	36,606	1,432	39,653	39,653
1 October 2008 to 1 April 2009	1 October 2018 to 1 April 2019	nil	132,930	—	861	7,216	124,853	2,399
1 October 2009 to 1 April 2010	1 October 2019 to 1 April 2020	nil	—	81,880	—	609	81,271	—

Three-year vesting period
15 December 2006 to 1 June 2007	15 December 2016 to 1 June 2017	nil	204,533	—	96,732	838	106,963	106,963
17 December 2007 to 1 September 2008	17 December 2017 to 1 September 2018	nil	163,680	—	2,229	9,614	151,837	3,928
1 October 2008 to 1 April 2009	1 October 2018 to 1 April 2019	nil	113,606	—	915	8,495	104,196	2,913
1 October 2009 to 1 April 2010	1 October 2019 to 1 April 2020	nil	—	115,573	—	2,153	113,420	—
Totals 2010			770,806	227,746	203,368	30,357	764,827	168,197
Totals 2009
Options		$23.93	56,147	—	—	—	56,147	—
Performance share rights		—	461,305	543,103	14,761	218,841	770,806	—

The weighted average fair value at grant date of unhurdled share rights issued during the year was $22.61 per right (2009 $15.81 per right). No unhurdled options were issued during the year (2009 nil). The weighted average remaining contractual life of outstanding unhurdled options and unhurdled share rights at 30 September 2010 was 7.8 years (2009 8.3 years).

(iii)          Chief Executive Officer Performance Plan (Gail Kelly)

Gail Kelly currently holds performance options and performance share rights under the Chief Executive Officer Performance Plan (CEOPP). Grants to Mrs Kelly under the CEOPP were approved by shareholders at Westpac’s AGM on 13 December 2007 and 16 December 2009.

Performance options granted under the CEOPP have an exercise price equal to the volume weighted average market price of Westpac ordinary shares traded on the ASX during the one week period immediately before the start of the performance period. Performance share rights have a nil exercise price.

Note 25. Share-based payments (continued)

Under the CEOPP, performance hurdles must be met before any performance share rights or performance options can vest. Performance is measured based on Westpac’s TSR between the grant date and the performance test date compared to TSRs for a ranking group of 10 listed Australian financial services companies. The ranking group is determined at the beginning of the performance period and includes the largest retail banks and other ASX-listed financial services companies with which Westpac competes for customers.

Initial performance testing will occur at the third anniversary of the beginning of the performance period, with subsequent performance testing possible at the fourth and fifth anniversaries of the start of the performance period. Performance share rights and performance options vest only if Westpac’s TSR ranking is at or above the median of the ranking group at a performance test date. Full vesting occurs if relative TSR is at or exceeds the 75th percentile of the ranking group and scales down on a straight line basis to 50% vesting for median performance. Below median performance, no vesting occurs.

For any securities that do not vest, the performance period will continue (it is not reset) and further vesting is possible at the fourth and/or fifth anniversaries of the start of the performance period, but only if Westpac’s TSR ranking has improved on previous results. At each performance test date Westpac’s relative TSR will be measured over the full performance period to the applicable performance test date (i.e. 4 or 5 years). This vesting framework has been designed to encourage a focus on longer term performance over the full five year period.

Any performance share rights and performance options that vest must be exercised within 10 years after the performance period commencement date, or earlier if Mrs Kelly leaves Westpac’s employment.

CEOPP — outstanding performance options and performance share rights

The following table sets out details of outstanding awards of performance options and performance share rights granted under the CEOPP:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2009	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2010
Options
1 February 2008	1 February 2018	$25.89	364,431	—	—	—	364,431
1 December 2008	1 December 2018	$16.80	356,125	—	—	—	356,125
Totals 2010			720,556	—	—	—	720,556
Performance share rights
1 February 2008	1 February 2018	—	82,290	—	—	—	82,290
1 December 2008	1 December 2018	—	119,731	—	—	—	119,731
21 December 2009	21 December 2019	—	—	166,002	—	—	166,002
Totals 2010			202,021	166,002	—	—	368,023
Weighted average exercise price — options			$21.40	—	—	—	$21.40
Totals 2009
Options			364,431	356,125	—	—	720,556
Performance share rights			82,290	119,731	—	—	202,021
Weighted average exercise price — options			$25.89	$16.80	—	—	$21.40

No performance options were granted in 2010. The fair value at grant date of performance options issued to Mrs Kelly during 2009 was $3.17 per option and the fair value at grant date of performance share rights was $14.51 per right (2009 $10.68 per right). As at 30 September 2010, no outstanding performance options or performance share rights issued to Mrs Kelly were exercisable. The remaining weighted average contractual life of outstanding performance options at 30 September 2010 was 7.8 years (2009 8.8 years) and outstanding performance share rights was 8.5 years (2009 8.8 years).

NOTES TO THE FINANCIAL STATEMENTS

Note 25. Share-based payments (continued)

(iv)            Fair value assumptions

The fair value of performance options and performance share rights granted during the year included in the tables above have been independently calculated at grant date using a Binomial/Monte Carlo simulation pricing model.

•         the assumptions included in the valuation of the awards of performance share rights to Gail Kelly include a risk free interest rate of 4.99%, a dividend yield on Westpac ordinary shares of 5% and a volatility in the Westpac share price of 30%;

•         the assumptions included in the valuation of the awards of performance share rights under the WRP include a risk free interest rate of 4.99%, a dividend yield on Westpac ordinary shares of 5% and a volatility in the Westpac share price of 30%;

•         the assumptions included in the valuation of the awards of unhurdled share rights under the WPP include a risk free interest rate ranging from 4.20% to 4.74%, a dividend yield on Westpac ordinary shares of 5% and a volatility in the Westpac ordinary share price of 30%;

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

(v)                Chief Executive Officer Restricted Share Plan

Gail Kelly received awards of Westpac ordinary shares under the Chief Executive Officer Restricted Share Plan (CEO RSP) in relation to her employment agreement. The awards were approved by Westpac shareholders at Westpac’s AGM on 13 December 2007 and 16 December 2009.

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

The following table details outstanding awards of shares issued under the CEO RSP:

Allocation date	Outstanding at 30 September 2009	Granted During the Year	Released	Forfeited During the Year	Outstanding at 30 September 2010
7 February 2008	83,292	—	83,292	—	—
12 December 2008	92,226	—	46,113	—	46,113
21 December 2009	—	74,626	—	—	74,626
Total 2010	175,518	74,626	129,405	—	120,739
Total 2009	277,639	92,226	194,347	—	175,518

(vi)            Restricted Share Plan

The Restricted Share Plan (RSP) provides Westpac with an instrument for attracting and retaining key employees. Under the RSP, Westpac shares may be allocated to eligible employees at no cost with vesting subject to remaining employed with Westpac for a period determined by the Board. Shares in the RSP are held in the name of the employee and are restricted until satisfaction of the vesting conditions. Shares in the RSP rank equally with Westpac ordinary shares for dividends and voting rights. For awards made prior to October 2009, shares may be held in the RSP for up to 10 years from the date they are granted. For awards made from October 2009, shares are released from the RSP on vesting.

Note 25. Share-based payments (continued)

Outstanding RSP awards

The following table details outstanding awards of shares issued under the RSP:

Allocation date	Outstanding at 1 October 2009	Granted During the Year	Released	Forfeited During the Year	Outstanding at 30 September 2010
October — December 2006	975,631	—	342,971	418	632,242
January — March 2007	11,362	—	3,987	—	7,375
April — June 2007	29,061	—	10,224	—	18,837
July — September 2007	23,829	—	16,806	—	7,023
October — December 2007	1,419,440	—	313,882	42,247	1,063,311
January — March 2008	39,370	—	9,926	3,856	25,588
April — June 2008	51,961	—	1,025	—	50,936
July — September 2008	46,007	—	10,787	1,054	34,166
October — December 2008	2,769,578	—	292,993	108,929	2,367,656
January — March 2009	227,530	—	37,463	2,978	187,089
April — June 2009	44,715	—	5,837	—	38,878
January — March 2010	—	2,492,935	—	78,151	2,414,784
April — June 2010	—	82,022	—	29,689	52,333
July — September 2010	—	39,754	—	—	39,754
Total 2010	5,638,484	2,614,711	1,045,901	267,322	6,939,972
2009	2,949,085	3,427,724	600,129	138,196	5,638,484

(vii)        Chief Executive Securities Agreement 2003 (David Morgan)

The former CEO continues to hold performance options received under the Chief Executive Securities Agreement 2003, approved by shareholders at Westpac’s AGM on 11 December 2003. At 30 September 2010 there were 1,649,407 performance options outstanding (2009 1,649,407) with a weighted average exercise price of $22.14 (2009 $22.14) and a weighted average remaining contractual life of 5.3 years (2009 6.3 years), all of which are exercisable. At 30 September 2010 there were no performance share rights outstanding (2009 181,667 with a weighted average remaining contractual life of 7.2 years). During the year ended 30 September 2010 no performance options lapsed (2009 270,940 with an exercise price of $23.52). Also during the year 181,667 performance share rights were exercised (2009 135,160) and no performance share rights lapsed (2009 82,480).

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

NOTES TO THE FINANCIAL STATEMENTS

Note 25. Share-based payments (continued)

(ix)           Senior Officers’ Share Purchase Scheme

The Senior Officers’ Share Purchase Scheme (SOSPS) was approved by shareholders in December 1998 and was closed to new invitations in 2002.

The SOSPS provided for the allocation of share options to selected senior officers to acquire fully paid ordinary shares issued by Westpac. No consideration was payable for the grant of an option under the SOSPS. The exercise price for each option was based on the prevailing market price of Westpac ordinary shares at the time of the invitation, and the options have a ten-year life. Options granted under the SOSPS were subject to a tenure-based hurdle only.

Upon exercising an option, the officer has the right to take up his or her entitlement in whole or in part as fully paid ordinary shares upon payment of the exercise price. If an option is not exercised prior to the end of its term, it lapses.

The following table sets out details of outstanding options granted under the SOSPS:

SOSPS

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2009	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2010
29 December 1999	29 December 2009	$9.53	205,000	205,000	—	—
8 January 2001	8 January 2011	$13.26	575,500	179,000	—	396,500
23 April 2001	23 April 2011	$13.50	10,000	5,000	—	5,000
9 January 2002	9 January 2012	$14.65	829,500	190,500	—	639,000
22 July 2002	22 July 2012	$16.24	15,000	—	—	15,000
Totals 2010			1,635,000	579,500	—	1,055,500
Weighted average exercise price			$13.53	$12.40	—	$14.14
Totals 2009			1,884,500	199,500	50,000	1,635,000
Weighted average exercise price			$13.25	$10.67	$14.65	$13.53

As at 30 September 2010, 47 officers (2009 70 officers) held options under the SOSPS. The weighted average remaining contractual life of options at 30 September 2010 under the SOSPS was 0.9 years (2009 1.7 years). All outstanding options under the SOSPS are exercisable.

Note 25. Share-based payments (continued)

General information on Executive and Senior Officer share plans

The market price of Westpac’s ordinary shares as at the close of business on 30 September 2010 was $23.24 (2009 $26.25). Details of the shares issued on exercise of options and share rights under each of the Executive and Senior Officer share plans during the year ended 30 September 2010 are set out below:

Plan/Agreement		Dates on which Options or Share Rights Were Exercised	Exercise Price $	Total Number of Shares Issued/ Allocated	Weighted Average Share Price at Date of Exercise $	Consideration Received ($’000)
2010	WRP and WPP
	Options	October – December 2009	13.59 - 20.53	1,520,363	25.39	29,106
		January – March 2010	16.34 - 20.53	69,841	25.80	1,308
		April – September 2010	16.34 - 23.98	532,356	26.87	10,835

	Share rights
		October – December 2009	—	344,503	25.32	—
		January – March 2010	—	196,292	25.01	—
		April – June 2010	—	200,107	25.32	—
		July – September 2010	—	198,896	22.42	—

	Chief Executive Securities Agreement 2003
	Share rights	January – March 2010	—	181,667	26.94	—

	SOSPS	October – December 2009	9.53 - 14.65	335,500	24.80	3,813
		January – March 2010	13.26 - 14.65	159,000	25.52	2,193
		April – June 2010	13.26	22,000	28.09	292
		July – September 2010	13.26 -14.65	63,000	21.60	888

2009	WRP and WPP
	Options	October – December 2008	16.34	60,989	21.70	997
		January – September 2009	16.34 - 20.53	237,589	24.37	4,439

	Share rights	October – December 2008	—	483,349	18.21	—
		January – March 2009	—	357,871	16.65	—
		April – June 2009	—	563,375	20.00	—
		July – September 2009	—	156,598	20.33	—

	Chief Executive Securities Agreement 2003
	Share rights	January – March 2009	—	135,160	15.94	—

	GMSOP	April – June 2009	14.70	64,628	20.47	950
		July – September 2009	14.70	65,255	24.31	959

	SOSPS	October – December 2008	9.53 - 14.65	22,000	21.20	301
		January – March 2009	9.53	20,000	17.12	191
		April – June 2009	9.53 - 14.65	107,000	19.20	1,146
		July – September 2009	9.53 - 13.26	50,500	19.80	491

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

NOTES TO THE FINANCIAL STATEMENTS

Note 25. Share-based payments (continued)

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

Employee Share Plans

(i)                  The Deferral Share Plan

The Deferral Share Plan (DSP) was suspended for new awards from 1 July 2009. Prior to this, employees had the opportunity to pre-elect to receive any prospective short-term incentive (bonus) as Westpac ordinary shares under the DSP. The 2008 DSP award was satisfied by way of newly issued shares, settled in 2009. The number of shares employees received was calculated by dividing the bonus value by the prevailing market price of Westpac’s ordinary shares when the shares were granted. The shares were generally required to remain in the plan for 12 months, but could remain for up to 10 years. Participants are entitled to receive any dividend or other distribution attaching to shares held under the DSP. Participants are also entitled to exercise voting rights attaching to the shares.

Prior to the suspension of the DSP, Australian-based Directors could elect to receive a percentage of their fees or salary as Westpac ordinary shares under the DSP. The Australian-based Directors paid the current market price, including acquisition costs, at the time the Westpac ordinary shares were purchased on their behalf by an independent plan company.

The following table details share awards made under the 2008 DSP, awarded during the year ended 30 September 2009:

	Number of Participants	Average Number of Shares Allocated per Participant	Total Number of Shares Allocated	Average Purchase Price per Share	Total Purchase Consideration
2010	—	—	—	—	—
2009	758	848	650,131	$16.72	$10,870,988

The shares were purchased on various dates throughout the financial year.

(ii)              The Employee Share Plan

Under the Employee Share Plan (ESP), Westpac ordinary shares may be allocated at no cost to employees to recognise their contribution to Westpac’s financial performance over the previous financial year. The maximum annual award value under the ESP is $1,000 per employee per year. However, the number of shares employees receive (if any) depends on Westpac’s share price performance over the 12 months to 30 September or a customer-centric measure, and is subject to Board discretion.

The shares must normally remain within the ESP for three years unless the employee leaves Westpac. Participants are entitled to receive any dividend or other distribution attaching to shares held under the ESP. Participants are also entitled to exercise voting rights attaching to the shares.

Westpac’s Australian permanent employees (including part-time employees) who have been in six months continuous employment as at 30 September each year are eligible to participate in the ESP. Executives and senior management who participate in any Westpac long-term incentive plan or deferred short-term incentive plan are not eligible to participate in the ESP during the same year. The number of shares employees receive is calculated by dividing the award value by the prevailing market price of Westpac’s ordinary shares when the shares are granted.

Share allocation in the 2009 ESP award was by way of newly issued shares. The following table provides details of shares issued under the ESP during the years ended 30 September:

	Allocation date	Number of Participants	Average Number of Shares Allocated per Participant	Total Number of Shares Allocated		Average Market Price per Share	Total Fair Value
2010	4 December 2009	28,457	41	1,166,737		$23.98	$27,978,353
2009	4 November 2008	20,107	24	482,568	(1)	$20.46	$9,873,341

(1)          Includes nil shares (2009 1,960 shares) not used in the previous year’s allocation.

The liability accrued in respect of the ESP at 30 September 2010 is $31 million (2009 $32 million) and is included in other liabilities.

Note 26. Average balances and related interest

The following table lists the average balances and related interest for the major categories of the Group’s interest earning assets and interest bearing liabilities. Averages used are predominantly daily averages:

	Consolidated
	Year Ended			Year Ended			Year Ended
	30 September 2010			30 September 2009			30 September 2008
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income(1)	Rate	Balance	Income(1)	Rate	Balance	Income(1)	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Receivables due from other financial institutions:
Australia(2)	4,539	176	3.9%	4,841	216	4.5%	7,380	446	6.0%
New Zealand	305	24	7.9%	372	36	9.7%	943	109	11.6%
Other overseas	4,948	34	0.7%	7,623	38	0.5%	3,605	139	3.9%
Trading securities:
Australia(2)	37,847	1,838	4.9%	36,937	1,826	4.9%	35,912	2,593	7.2%
New Zealand	4,622	133	2.9%	4,539	182	4.0%	2,485	203	8.2%
Other overseas	3,720	64	1.7%	5,739	141	2.5%	1,995	69	3.5%
Other financial assets designated at fair value:
Australia	1,089	57	5.2%	1,104	37	3.4%	1,217	92	7.6%
New Zealand	—	—	—	—	—	—	—	—	—
Other overseas	244	7	2.9%	115	6	5.2%	—	—	—
Available-for-sale securities:
Australia	5,457	340	6.2%	750	80	10.7%	288	20	6.9%
New Zealand	—	—	—	—	—	—	—	—	—
Other overseas	858	28	3.3%	936	38	4.1%	2,084	118	5.7%
Regulatory deposits:
Other overseas	1,363	4	0.3%	868	17	2.0%	1,076	31	2.9%
Loans and other receivables(3):
Australia	419,148	28,208	6.7%	373,855	24,012	6.4%	244,446	20,784	8.5%
New Zealand	45,486	3,053	6.7%	46,425	3,547	7.6%	45,014	4,220	9.4%
Other overseas	5,365	185	3.4%	6,565	315	4.8%	5,212	329	6.3%
Intragroup receivables
Australia	15,079	670	4.4%	18,270	795	4.4%	—	—	—
Other overseas	23,193	289	1.2%	13,547	287	2.1%	20,937	658	3.1%
Total interest earning assets and interest income including intragroup	573,263	35,110	6.1%	522,486	31,573	6.0%	372,594	29,811	8.0%
Intragroup elimination	(38,272)	(959)		(31,817)	(1,082)		(20,937)	(658)
Total interest earning assets and interest income	534,991	34,151	6.4%	490,669	30,491	6.2%	351,657	29,153	8.3%
Non-interest earning assets
Cash, due from other financial institutions and regulatory deposits	1,097			1,188			734
Derivative financial instruments	29,790			48,244			21,258
Life insurance assets	12,257			11,374			14,060
All other assets(4)	29,542			26,356			13,759
Total non-interest earning assets	72,686			87,162			49,811
Total assets	607,677			577,831			401,468

(1)          The tax equivalent gross-up relating to Structured Finance transactions was discontinued in 2010, reflecting the immaterial nature of the balance as the Group continues to run-down the related assets. In prior periods this adjustment increased net interest income and comprised an interest income benefit of $45 million in 2009 and $72 million in 2008.

(2)          In the current year we have revised our presentation and reclassified other bank issued certifications of deposits from receivables due from other financial institutions to trading securities. To improve presentation we have revised comparative periods.

(3)          For the years ended 30 September 2010, 2009 and 2008 loans and receivables have been stated net of provisions for impairment charges.

(4)          Includes property, plant and equipment, goodwill and intangibles, other assets and deferred tax.

NOTES TO THE FINANCIAL STATEMENTS

Note 26. Average balances and related interest (continued)

	Consolidated
	Year Ended			Year Ended			Year Ended
	30 September 2010			30 September 2009			30 September 2008
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Payables due to other financial institutions:
Australia	2,569	101	3.9%	7,863	277	3.5%	3,577	215	6.0%
New Zealand	454	12	2.6%	373	25	6.7%	431	30	7.0%
Other overseas	4,926	38	0.8%	5,704	63	1.1%	5,874	204	3.5%
Deposits:
Australia	270,549	11,293	4.2%	254,848	9,718	3.8%	165,524	10,456	6.3%
New Zealand	27,750	1,017	3.7%	28,560	1,295	4.5%	27,888	2,096	7.5%
Other overseas	24,241	240	1.0%	18,786	369	2.0%	20,461	809	4.0%
Loan capital:
Australia	7,738	418	5.4%	9,347	478	5.1%	6,772	438	6.5%
Other overseas	2,528	127	5.0%	2,218	104	4.7%	758	46	6.1%
Other interest bearing liabilities(1):
Australia	146,993	8,505	n/a	126,428	4,582	n/a	92,422	6,640	n/a
New Zealand	8,663	481	n/a	5,253	1,354	n/a	4,261	802	n/a
Other overseas	5,557	77	n/a	6,462	535	n/a	6,897	123	n/a
Intragroup payable:
Australia	27,998	407	1.5%	17,775	305	1.7%	7,196	460	6.4%
New Zealand	10,274	552	5.4%	14,042	777	5.5%	13,741	198	1.4%
Total interest bearing liabilities and interest expense including intragroup	540,240	23,268	4.3%	497,659	19,882	4.0%	355,802	22,517	6.3%
Intragroup elimination	(38,272)	(959)		(31,817)	(1,082)		(20,937)	(658)
Total interest bearing liabilities and interest expense	501,968	22,309	4.4%	465,842	18,800	4.0%	334,865	21,859	6.5%
Non-interest bearing liabilities
Deposits and due to other financial institutions:
Australia	12,273			10,681			7,137
New Zealand	1,981			1,871			1,868
Other overseas	414			484			312
Derivative financial instruments	31,061			45,626			18,595
Life insurance policy liabilities	11,503			10,775			13,173
All other liabilities(2)	10,129			8,629			6,901
Total non-interest bearing liabilities	67,361			78,066			47,986
Total liabilities	569,329			543,908			382,851
Shareholders’ equity	36,434			32,008			16,699
Non-controlling interests	1,914			1,915			1,918
Total equity	38,348			33,923			18,617
Total liabilities and equity	607,677			577,831			401,468

(1)          Includes net impact of Treasury balance sheet management activities.

(2)          Includes provisions for current and deferred tax liabilities and other liabilities.

Note 26. Average balances and related interest (continued)

The following table allocates changes in net interest income between changes in volume and changes in rate for the last two fiscal years. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest-earning assets and average interest bearing liabilities. The variance caused by change in both volume and rate has been allocated in proportion to the relationship of the absolute dollar amount of each change to the total. The tax equivalent gross-up relating to Structured Finance transactions was discontinued in 2010, reflecting the immaterial nature of the balance as the Group continues to run-down the related assets. In prior periods this adjustment increased net interest income and comprised an interest income benefit of $45 million in 2009 and $72 million in 2008.

	Consolidated
	2010			2009
	Change Due To			Change Due To
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest-earning assets
Receivables due from other financial institutions:
Australia	(13)	(27)	(40)	(153)	(77)	(230)
New Zealand	(6)	(6)	(12)	(66)	(7)	(73)
Other overseas	(13)	9	(4)	155	(256)	(101)
Trading securities:
Australia	45	(33)	12	74	(841)	(767)
New Zealand	3	(52)	(49)	168	(189)	(21)
Other overseas	(49)	(28)	(77)	129	(57)	72
Other financial assets designated at fair value:
Australia	(1)	21	20	(9)	(46)	(55)
New Zealand	—	—	—	—	—	—
Other overseas	6	(5)	1	6	—	6
Available-for-sale securities:
Australia	502	(242)	260	32	28	60
New Zealand	—	—	—	—	—	—
Other overseas	(3)	(7)	(10)	(65)	(15)	(80)
Regulatory deposits:
Other Overseas	9	(22)	(13)	(6)	(8)	(14)
Loans and other receivables:
Australia	2,909	1,287	4,196	11,003	(7,775)	3,228
New Zealand	(72)	(422)	(494)	132	(805)	(673)
Other overseas	(58)	(72)	(130)	85	(99)	(14)
Intragroup receivable:
Australia	(139)	14	(125)	795	—	795
Overseas	205	(203)	2	(232)	(139)	(371)
Total change in interest income including intragroup	3,325	212	3,537	12,048	(10,286)	1,762
Intragroup elimination	(66)	189	123	(563)	139	(424)
Total change in interest income	3,259	401	3,660	11,485	(10,147)	1,338

NOTES TO THE FINANCIAL STATEMENTS

Note 26. Average balances and related interest (continued)

	Consolidated
	2010			2009
	Change Due To			Change Due To
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest-bearing liabilities
Payables due to other financial institutions:
Australia	(187)	11	(176)	258	(196)	62
New Zealand	5	(18)	(13)	(4)	(1)	(5)
Other overseas	(9)	(16)	(25)	(6)	(135)	(141)
Deposits:
Australia	599	976	1,575	5,642	(6,380)	(738)
New Zealand	(37)	(241)	(278)	50	(851)	(801)
Other overseas	107	(236)	(129)	(66)	(374)	(440)
Loan capital:
Australia	(82)	22	(60)	167	(127)	40
Other Overseas	15	8	23	89	(31)	58
Other interest-bearing liabilities:
Australia	745	3,178	3,923	2,443	(4,501)	(2,058)
New Zealand	879	(1,752)	(873)	187	365	552
Other overseas	(75)	(383)	(458)	(8)	420	412
Intragroup payable:
Australia	175	(73)	102	676	(831)	(155)
New Zealand	(209)	(16)	(225)	4	575	579
Total change in interest expense including intragroup	1,926	1,460	3,386	9,432	(12,067)	(2,635)
Intragroup elimination	34	89	123	(680)	256	(424)
Total change in interest expense	1,960	1,549	3,509	8,752	(11,811)	(3,059)
Change in net interest income:
Australia	2,053	(3,094)	(1,041)	2,556	3,324	5,880
New Zealand	(713)	1,547	834	(3)	(1,089)	(1,092)
Other overseas	59	299	358	63	(454)	(391)
Total change in net interest income	1,399	(1,248)	151	2,616	1,781	4,397

Note 27. Financial risk

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

•   liquidity risk — the risk that we will be unable to fund our assets and meet obligations as they come due, without incurring unacceptable losses;

•   market risk — the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. This includes interest rate risk in the banking book — the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities; and

•   operational risk — the risk that arises from inadequate or failed internal processes, people and systems or from external events. This includes compliance risk, the risk of legal or regulatory sanction and the financial or reputation loss arising from our failure to abide by the regulatory standards required of us as a financial services group.

Other related risks

•   business risk — the risk associated with the vulnerability of a line of business to changes in the business environment;

•   environmental, social and governance risks — the risk that Westpac damages its reputation or financial performance due to failure to recognise or address material existing or emerging sustainability related environmental, social or governance issues;

•   equity risk — the potential for financial loss arising from movements in the value of our direct and indirect equity investments;

•   insurance risk — the risk of not being able to meet insurance claims (related to insurance subsidiaries);

•   model risk — the risk of losses arising because of errors in or inadequacies of a model, or in the control of the model;

•   outsourcing risk — the risk of The Westpac Group being unable to carry on critical business activities as a result of the failure of an external supplier or service provider, or that such failure in turn triggers material concerns in another key risk area;

•   related entity (contagion) risk — the risk that problems arising in other Westpac Group members compromise the financial and operational position of the authorised deposit-taking institution in The Westpac Group; and

•   reputation risk — the risk to earnings or capital arising from negative public opinion resulting from the loss of reputation or public trust and standing.

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

Note 27 provides a summary of Westpac’s risk management framework, as well as a discussion of Westpac’s financial risk management policies and practices and quantitative information on some of its principal financial risk exposures. The information contained in Note 27 comprises the following:

27.1   Approach to risk management

27.2   Credit risk management

27.2.1 Credit risk management policy

27.2.2 Provision and impairment policy

27.2.3 Internal credit risk ratings system

27.2.4 Credit risk mitigation, collateral and other credit enhancements

27.2.5 Credit risk concentrations

27.2.6 Credit quality of financial assets

27.2.7 Financial assets that are neither past due nor individually impaired

27.2.8 Financial assets that are past due, but not individually impaired

27.2.9 Items 90 days past due, or otherwise in default, but well secured and not impaired

27.2.10 Impaired loans

27.3   Funding and liquidity risk management

27.3.1 Sources of liquidity

27.3.2 Liquidity reporting

27.3.3 Market developments

27.3.4 Contractual maturity of financial liabilities

27.3.5 Expected maturity

27.4   Market risk

27.4.1 Trading market risk

27.4.2 Non-traded market risk

27.1 Approach to risk management

The Board is responsible for reviewing and approving our overall risk management strategy, including determining our appetite for risk. The Board has delegated to the Board Risk Management Committee (BRMC) responsibility for providing recommendations to the Board on The Westpac Group’s risk-reward strategy, setting risk appetite, approving frameworks, policies and processes for managing risk, and determining whether to accept risks beyond management’s approval discretion.

The Board Risk Management Committee monitors the alignment of our risk profile with our risk appetite, which is defined in the Board Statement of Risk Appetite, and with our current and future capital requirements. The BRMC receives regular reports from management on the effectiveness of our management of Westpac’s material business risks. More detail about the role of the BRMC is set out in the Westpac risk management governance structure table below.

The CEO and executive management team are responsible for implementing our risk management strategy and frameworks, and for developing policies, controls, processes and procedures for identifying and managing risk in all of Westpac’s activities.

Our approach to risk management is that ‘risk is everyone’s business’ and that responsibility and accountability for risk begins with the business units that originate the risk.

Note 27. Financial risk (continued)

Westpac follows a ‘3 Lines of Defence’ philosophy of risk management, the key elements of which are:

The 1st Line of Defence — risk identification, risk management and self-assurance

Divisional business units are responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite and policies. They are required to establish and maintain appropriate risk management resources and self-assurance processes.

The 2nd Line of Defence — establishment of risk management frameworks and policies and risk management oversight

Our 2nd Line of Defence has three layers:

•         our executive risk committees lead the optimisation of risk-reward by overseeing and advising on the development of risk appetite statements, risk management frameworks, policies and risk concentration controls and monitoring businesses’ risk profiles for alignment with approved appetites and strategies;

•         our Group Risk function is independent from the business divisions, reports to the Chief Risk Officer, and establishes and maintains the Group-wide risk management frameworks, policies and concentration limits that are approved by the Board Risk Management Committee. It also oversees the establishment and maintenance of Group-wide risk estimates, risk capital models and the adequacy and quality of reporting of risk management activities and related controls to senior executive, the Board and relevant Board Committees; and

•         divisional risk areas are responsible for developing division-specific risk appetite statements, policies, controls, procedures, monitoring and reporting capability, which align to the Board’s Statement of Risk Appetite and the risk management frameworks approved by the BRMC. These risk areas are independent of the Divisions’ 1st Line business areas, with the Risk General Managers in each Division having direct reporting lines to the Chief Risk Officer, as well as to their Division’s Group Executive.

The 3rd Line of Defence — independent assurance

Our Group Assurance function independently evaluates the adequacy and effectiveness of the Group’s overall risk management framework and controls.

This approach allows risks within our risk appetite to be balanced against appropriate rewards.

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

The Westpac risk management governance structure is set out in more detail in the table below:

Board
• reviews and approves our overall risk management strategy.
Board Risk Management Committee (BRMC)

•   provides recommendations to the Board on The Westpac Group’s risk-reward strategy;

•   sets risk appetite;

•   approves frameworks and key policies for managing risk;

•   monitors our risk profile, performance, capital levels, exposures against limits and management and control of our risks;

•   monitors changes anticipated in the economic and business environment and other factors relevant to our risk profile;

•   oversees the development and ongoing review of key policies that support our frameworks for managing risk; and

•   determines whether to accept risks beyond the approval discretion provided to management.

Other Board Committees with a risk focus
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
Executive Team

•   executes the Board-approved strategy;

•   assists with the development of the Board Statement of Risk Appetite;

•   delivers the Group’s various strategic and performance goals within the approved risk appetite; and

•   monitors key risks within each business unit, capital adequacy and the Group’s reputation.

Executive risk committees
Westpac Group Credit Risk Committee (CREDCO)	Westpac Group Operational Risk & Compliance Committee (OPCO)

•   leads the optimisation of credit risk-reward across the Group;

•   oversees the credit risk management framework and key policies;

•   oversees our credit risk profile; and

•   identifies emerging credit risks and appropriate actions to address these.

•   leads the optimisation of operational risk-reward across the Group;

•   oversees the operational risk management framework and key supporting policies;

•   oversees our operational risk profile; and

•   identifies emerging operational risks and appropriate actions to address these.

Westpac Group Asset & Liability Committee (ALCO)	Westpac Group Market Risk Committee (MARCO)

•   leads the optimisation of funding & liquidity risk-reward across the Group;

•   oversees the liquidity risk management framework and key policies;

•   oversees the funding & liquidity risk profile; and

•   identifies emerging funding & liquidity risks and appropriate actions to address these.

•   leads the optimisation of market risk-reward across the Group;

•   oversees the market risk management framework and key policies;

•   oversees our market risk profile; and

•   identifies emerging market risks and appropriate actions to address these.

Westpac Group Remuneration Oversight Committee (ROC)

•   leads the optimisation of risk-adjusted remuneration across the Group;

•   oversees the Group Remuneration Policy and provides assurance to the CEO and Board Remuneration Committee that remuneration arrangements across the Group encourage behaviour that supports Westpac’s long term financial soundness and the risk management framework;

•   oversees the remuneration arrangements (other than for Group Executives) for Responsible Persons (as defined in the Group’s Fit and Proper Policy), risk and financial control personnel, and all other employees for whom a significant portion of total remuneration is based on performance and whose activities, either individually or collectively, may affect the financial soundness of Westpac; and

•   oversees the criteria and rationale for determining the total quantum of the Group variable reward pool.

Group and divisional risk management

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

Note 27. Financial risk (continued)

27.2 Credit risk management

Credit Risk is the risk of financial loss where a customer or counterparty fails to meet their financial obligations.

27.2.1 Credit risk management policy

Westpac maintains a credit risk management framework and a number of key supporting policies, which are intended to clearly define roles and responsibilities, acceptable practices, limits and key controls:

•         the Credit Risk Management framework describes the principles, methodologies, systems, roles and responsibilities, reports and key controls that exist for managing credit risk in Westpac;

•         the Credit Risk Rating System policy describes the credit risk rating system philosophy, design, key features and uses of rating outcomes; and

•         Westpac has established policies governing the management of three key types of concentration risk:

•         individual customers or groups of related customers;

•         specific industries (e.g. property); and

•         individual countries.

Westpac has an established policy governing the delegation of credit approval authorities and a set of formal limits for the extension of credit. These limits represent the delegation of credit approval authority to responsible individuals throughout the organisation.

Credit manuals exist in each business unit to govern the extension of credit. These manuals include general policies covering the origination, evaluation, approval, documentation, settlement and ongoing management of credit risks. These manuals are regularly updated by the business units, with significant changes approved by Group Risk.

Sector policies exist to guide the extension of credit where industry-specific guidelines are considered necessary (e.g. acceptable financial ratios or types of collateral). These policies are maintained by the business unit risk management teams.

Westpac has an established related entity risk management framework and supporting policies, which include governance of credit exposures to related entities, so as to minimise contagion risk for the extended licensed entity and to ensure compliance with the prudential limits prescribed by APRA.

27.2.2 Provision and impairment policy

Provisions for loan impairment represent management’s best estimate of the losses incurred in the loan portfolios as at the balance date. There are two components of Westpac’s loan impairment provisions: individually assessed provisions and collectively assessed provisions. In determining the individually assessed provisions, relevant considerations that have a bearing on the expected future cash flows are taken into account, for example, the business prospects of the customer, the realisable value of collateral, Westpac’s position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. These judgments and estimates can change with time as new information becomes available or as work-out strategies evolve, resulting in revisions to the impairment provision as individual decisions are made.

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

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

27.2.3 Internal credit risk ratings system

The principal objective of the credit risk rating system is to produce a reliable assessment of the credit risk to which the Group is exposed.

Westpac’s internal credit risk rating system for transaction—managed customers assigns a Customer Risk Grade (CRG) to each customer, corresponding to their expected probability of default (PD). Each facility is assigned a loss given default (LGD). The Westpac risk rating system has 20 risk grades for non-defaulted customers and 10 risk grades for defaulted customers. Non-defaulted CRGs are mapped to Moody’s and Standard & Poor’s (S&P) external senior ranking unsecured ratings. Customers that are not transaction-managed (referred to as the program-managed portfolio) are segmented into pools of similar risk. Segments are created by analysing characteristics that have historically proven predictive in determining if an account is likely to go into default. Customers are then grouped according to these predictive characteristics and each segment assigned a PD and LGD.

The table below shows the current alignment between Westpac’s CRGs and the corresponding external rating. Note that only high-level CRG groupings are shown.

Financial Statement Disclosure	Westpac CRG	Moody’s Rating	S&P Rating
Strong	A	Aaa – Aa3	AAA – AA–
	B	A1 – A3	A+ – A–
	C	Baa1 – Baa3	BBB+ – BBB–
Good/satisfactory	D	Ba1 – B1	BB+ – B+

Financial Statement Disclosure	Westpac CRG	Definitions
Weak	E	Watchlist
	F	Special Mention
Weak/default/non-performing	G – H	Substandard/Default

Control mechanisms for the credit risk rating system

Westpac’s credit risk rating system is reviewed annually to confirm that the rating criteria and procedures are appropriate given the current portfolio and external conditions. The BRMC and CREDCO monitor the risk profile, performance and management of Westpac’s credit portfolio and development and review of key credit risk policies. All models materially impacting the risk rating process are periodically reviewed in accordance with Westpac’s model risk policy. Specific credit risk estimates (including PD, LGD and exposure at default (EAD) levels) are overseen, reviewed annually and approved by the Credit Risk Estimates Committee (a subcommittee of CREDCO).

Note 27. Financial risk (continued)

27.2.4 Credit risk mitigation, collateral and other credit enhancements

Westpac uses a variety of techniques to reduce the credit risk arising from its lending activities. Enforceable legal documentation establishes Westpac’s direct, irrevocable and unconditional recourse to any collateral, security or other credit enhancements provided.

The table below describes the nature of collateral held for financial asset classes:

Cash and balances with central banks, including regulatory deposits	These exposures are generally considered to be low risk due to the nature of the counterparties. Collateral is generally not sought on these balances.

Receivables due from other financial institutions	These exposures are mainly to relatively low risk banks (Rated A+, AA— or better). Collateral is generally not sought on these balances.

Derivative financial instruments

Netting agreements are typically used to enable the effects of derivative assets and liabilities with the same counterparty to be offset when measuring these exposures. Additionally, collateralisation agreements are also typically entered into with major derivatives counterparties to avoid the potential build up of excessive mark-to-market positions.

Trading assets	These exposures are carried at fair value which reflects the credit risk. No collateral is sought directly from the issuer or counterparty; however this may be implicit in the terms of the instrument.

Other financial assets designated at fair value	These exposures are carried at fair value which reflects the credit risk. The terms of debt securities may include collateralisation. Loans and advances may be collateralised.

Available-for-sale securities	Collateral is not sought directly with respect to these exposures; however collateralisation may be implicit in the structure of the asset.

Loans — housing and personal(1)	Loans — housing and personal may be secured, partially secured or unsecured depending on the product. Security is typically taken by a fixed and/or floating charge over property or other assets.

Loans — business(1)

Loans — business may be secured, partially secured or unsecured. Security is typically taken by way of a fixed and/or floating charge over property, business assets, or other assets. Other forms of credit protection may also be sought or taken out if warranted.

Life insurance assets

These assets are carried at fair value, which reflects the credit risk. No collateral is held or provided on these assets other than a fixed charge over the properties backing Australian mortgage investments. These properties are valued on origination of the loan, upon extension of facilities or during enforcement actions only.

Due from subsidiaries	These exposures are generally considered to be low risk due to the nature of the counterparties. Collateral is generally not sought on these balances.

(1)                                  This includes collateral held in relation to associated credit commitments.

Risk reduction

Westpac recognises the following as eligible collateral for credit risk mitigation by way of risk reduction:

•         cash, primarily in Australian dollars (AUD), New Zealand dollars (NZD), US dollars (USD), British pounds (GBP) or Euro (EUR);

•         bonds as issued by Australian Commonwealth, State and Territory governments or their Public Sector Enterprises, provided these attract a zero risk-weighting under Australian Prudential Standard (APS) 112;

•         securities issued by other specified AAA-rated sovereign governments; and

•         credit-linked notes (provided the proceeds are invested in cash or other eligible collateral described above).

Risk transfer

For mitigation by way of risk transfer, Westpac only recognises unconditional irrevocable guarantees or standby letters of credit issued by, or eligible credit derivative protection bought from, the following entities, provided they are not related to the underlying obligor:

•         sovereign entities;

•         public sector entities in Australia and New Zealand;

•         banks or securities firms; and

•         other entities with a minimum risk grade equivalent of A3 / A-.

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

Management of risk mitigation

Westpac facilitates the management of these risks through controls covering:

•         collateral valuation and management;

•         credit portfolio management; and

•         balance sheet netting.

Collateral valuation and management

Westpac revalues collateral related to financial markets positions on a daily basis to monitor the net risk position, and has formal processes in place so that calls for collateral top-up or exposure reduction are made promptly. An independent operational unit has responsibility for monitoring these positions. The collaterisation arrangements are documented via the Support Annex of the International Swaps and Derivatives Association (ISDA) dealing agreements.

Credit Portfolio Management

Credit Portfolio Management (CPM) is a division that manages the overall risk in Westpac’s corporate, sovereign and bank credit portfolios. CPM includes a dedicated portfolio trading desk with the specific mandate of actively monitoring the underlying exposure and any offsetting hedge positions. Specific reporting is maintained and monitored on the matching of hedges with underlying facilities, with any adjustments to hedges (including unwinds or extensions) managed dynamically. CPM ensures that credit protection is acquired from sovereign entities, public sector entities in Australia and New Zealand, banks or securities firms and other entities with a minimum risk grade equivalent of A3/A-.

Balance sheet netting

Risk reduction by way of current account set-off is recognised for exposures to creditworthy customers domiciled in Australia and New Zealand only. Customers are required to enter into formal agreements giving Westpac the unfettered right to set-off gross credit and debit balances in their nominated accounts to determine Westpac’s net exposure within each of these two jurisdictions. Cross-border set-offs are not permitted.

Close-out netting is undertaken for off balance sheet financial market transactions with counterparties with whom Westpac has entered into master dealing agreements which allow such netting in specified jurisdictions. Close-out netting effectively aggregates pre-settlement risk exposure at time of default, thus reducing overall exposure.

27.2.5 Credit risk concentrations

A concentration of credit risk exists when a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Westpac monitors its credit portfolio to manage risk concentrations. Exposures are actively managed from a portfolio perspective, with risk mitigation techniques used to re-balance the portfolio.

Individual customers or groups of related customers

Westpac has large exposure limits governing the aggregate size of credit exposure normally acceptable to individual customers and groups of related customers. These limits are tiered by customer risk grade.

Specific industries

Exposures to businesses, government and other financial institutions are classified into a number of industry clusters based on groupings of related ANZSIC codes and are monitored against industry risk appetite limits. The level of industry risk is measured on a dynamic basis.

Individual countries

Westpac has limits governing risks related to individual countries, such as political situations, government policies, economic conditions or other country-specific events, that may adversely affect either a customer’s ability to purchase or transfer currency to meet its obligations to Westpac, or Westpac’s ability to realise its assets in a particular country. Such risks include, but are not limited to, exchange control events, nationalisation, war, disaster, economic meltdown or government failure.

Note 27. Financial risk (continued)

The table below sets out the maximum exposure to credit risk (excluding any collateral received) and the credit risk concentrations to which the Group and the Parent Entity is exposed. The total will not reconcile to the Group or Parent Entity’s total assets on the balance sheet as cash, non-financial assets and other financial assets have been excluded from the table below. Investments in subsidiaries and due from subsidiaries have also been excluded from the Parent Entity’s disclosure.

	Consolidated 2010
	Trading Securities	Other Financial Assets Designated at Fair Value	Available-For-Sale Securities	Loans - housing and personal	Loans - business	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	—	—	—	141	7,054	31	—	7,226	896
Agriculture, forestry and fishing	—	—	—	99	7,698	27	—	7,824	1,523
Construction	1	—	—	317	5,651	100	—	6,069	3,238
Finance and insurance	21,683	2,849	357	1,275	12,368	28,799	9,963	77,294	13,850
Government, administration and defence	9,537	28	10,248	—	806	266	—	20,885	1,251
Manufacturing	31	18	—	191	10,767	511	122	11,640	6,891
Mining	9	11	—	31	1,306	38	790	2,185	1,650
Property, property services and business services	56	54	89	2,600	45,798	566	871	50,034	12,111
Services(1)	80	—	4	525	8,883	41	134	9,667	3,739
Trade(2)	55	—	—	449	15,791	231	153	16,679	6,000
Transport and storage	133	26	316	62	7,289	279	75	8,180	2,499
Utilities(3)	71	26	177	20	2,401	593	76	3,364	2,601
Retail lending	—	318	—	301,150	—	148	—	301,616	70,482
Other	—	—	1	11	1,271	69	24	1,376	529
Total Australia	31,656	3,330	11,192	306,871	127,083	31,699	12,208	524,039	127,260
New Zealand
Accommodation, cafes and restaurants	—	—	—	264	144	1	1	410	53
Agriculture, forestry and fishing	2	—	—	497	4,177	98	4	4,778	433
Construction	—	—	—	694	386	6	1	1,087	276
Finance and insurance	2,397	—	70	418	982	3,359	49	7,275	1,027
Government, administration and defence	1,764	—	—	3	458	78	41	2,344	499
Manufacturing	—	—	—	369	1,287	72	1	1,729	1,169
Mining	—	—	—	15	302	3	—	320	137
Property, property services and business services	—	—	—	4,098	4,644	222	—	8,964	1,285
Services(1)	17	—	—	1,277	702	35	2	2,033	602
Trade(2)	—	—	—	946	1,747	32	—	2,725	1,254
Transport and storage	1	—	—	166	841	45	—	1,053	440
Utilities(3)	102	—	—	68	685	157	2	1,014	1,187
Retail lending	—	—	—	18,484	—	—	1	18,485	2,216
Other	—	—	—	32	99	202	—	333	2,855
Total New Zealand	4,283	—	70	27,331	16,454	4,310	102	52,550	13,433

(1)          Services includes education, health and community services, cultural and recreational services and personal and other services.

(2)          Trade includes wholesale trade and retail trade.

(3)          Utilities includes electricity, gas and water and communication services.

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

	Consolidated 2010
	Trading Securities	Other Financial Assets Designated at Fair Value	Available-For-Sale Securities	Loans - housing and personal	Loans - business	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other Overseas
Accommodation, cafes and restaurants	—	—	—	3	159	—	—	162	66
Agriculture, forestry and fishing	—	—	—	—	25	—	—	25	15
Construction	—	—	—	8	92	—	—	100	230
Finance and insurance	4,072	134	456	1	485	76	—	5,224	3,426
Government, administration and defence	—	—	406	—	13	—	—	419	227
Manufacturing	—	—	—	2	485	15	—	502	5,110
Mining	—	—	—	1	45	—	—	46	598
Property, property services and business services	—	—	—	51	363	—	—	414	304
Services(1)	—	—	—	4	43	—	—	47	38
Trade(2)	—	—	—	9	587	—	—	596	1,705
Transport and storage	—	—	—	3	790	2	—	795	186
Utilities(3)	—	—	—	—	351	—	—	351	381
Retail lending	—	—	—	947	143	—	—	1,090	279
Other	—	—	—	7	10	—	—	17	—
Total Other Overseas	4,072	134	862	1,036	3,591	93	—	9,788	12,565

Other risk concentrations
Amounts due from financial institutions								12,588
Regulatory deposits								1,322
Total gross credit risk	40,011	3,464	12,124	335,238	147,128	36,102	12,310	600,287	153,258

(1)          Services includes education, health and community services, cultural and recreational services and personal and other services.

(2)          Trade includes wholesale trade and retail trade.

(3)          Utilities includes electricity, gas and water and communication services.

Note 27. Financial risk (continued)

	Consolidated 2009
	Trading Securities(1)	Other Financial Assets Designated at Fair Value	Available-For-Sale Securities	Loans - housing and personal	Loans - business	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	—	—	—	106	7,068	34	—	7,208	796
Agriculture, forestry and fishing	—	—	—	89	7,706	16	—	7,811	1,311
Construction	—	—	—	236	6,275	51	—	6,562	7,514
Finance and insurance	25,548	2,256	785	1,126	18,262	24,775	10,078	82,830	15,876
Government, administration and defence	8,477	43	—	—	563	224	—	9,307	1,821
Manufacturing	153	75	—	142	12,145	621	27	13,163	8,166
Mining	22	20	—	18	1,865	52	719	2,696	4,512
Property, property services and business services	126	36	53	2,160	51,906	739	779	55,799	12,596
Services(2)	56	46	—	406	9,757	33	129	10,427	1,359
Trade(3)	19	—	—	341	15,342	149	194	16,045	6,033
Transport and storage	106	11	10	48	7,991	187	64	8,417	1,380
Utilities(4)	32	3	157	18	2,622	614	102	3,548	3,551
Retail lending	—	383	—	267,436	54	372	163	268,408	50,920
Other	—	—	1	250	2,139	78	36	2,504	1,369
Total Australia	34,539	2,873	1,006	272,376	143,695	27,945	12,291	494,725	117,204
New Zealand
Accommodation, cafes and restaurants	—	—	—	268	206	—	—	474	66
Agriculture, forestry and fishing	—	—	—	494	4,357	395	3	5,249	494
Construction	—	—	—	660	473	2	1	1,136	742
Finance and insurance	2,512	—	70	357	1,270	4,602	39	8,850	777
Government, administration and defence	1,918	—	—	2	438	39	43	2,440	530
Manufacturing	—	—	—	394	1,503	12	2	1,911	1,334
Mining	—	—	—	11	253	—	—	264	209
Property, property services and business services	—	—	—	4,173	5,333	55	—	9,561	1,250
Services(2)	—	—	—	1,387	739	—	1	2,127	—
Trade(3)	—	—	—	900	1,863	21	—	2,784	1,175
Transport and storage	—	—	—	163	959	2	—	1,124	420
Utilities(4)	—	—	—	71	685	9	3	768	1,262
Retail lending	—	—	—	19,002	—	26	1	19,029	5,977
Other	2	—	—	—	119	43	—	164	—
Total New Zealand	4,432	—	70	27,882	18,198	5,206	93	55,881	14,236

(1)          In the current year we have revised our presentation and reclassified other bank issued certificates of deposit from receivables due from other financial institutions to trading securities. To improve presentation, we have revised comparative periods. Refer to Note 1(a)(ii) for more details.

(2)          Services includes education, health and community services, cultural and recreational services and personal and other services.

(3)          Trade includes wholesale trade and retail trade.

(4)          Utilities includes electricity, gas and water and communication services.

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

	Consolidated 2009
	Trading Securities(1)	Other Financial Assets Designated at Fair Value	Available-For-Sale Securities	Loans - housing and personal	Loans - business	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other Overseas
Accommodation, cafes and restaurants	—	—	—	15	202	—	—	217	45
Agriculture, forestry and fishing	—	—	—	2	50	—	—	52	7
Construction	—	—	—	2	107	—	—	109	266
Finance and insurance	4,143	145	212	50	1,022	30	—	5,602	6,065
Government, administration and defence	—	—	339	—	10	—	—	349	6
Manufacturing	—	—	—	2	708	3	—	713	1,703
Mining	—	—	—	—	27	—	—	27	222
Property, property services and business services	—	18	—	37	301	2	—	358	1,879
Services(2)	—	27	—	9	257	—	—	293	—
Trade(3)	—	—	—	5	208	—	—	213	459
Transport and storage	—	—	—	4	850	1	—	855	92
Utilities(4)	—	—	—	—	584	—	—	584	109
Retail lending	—	—	—	59	42	—	—	101	83
Other	—	—	3	797	342	—	—	1,142	112
Total Other Overseas	4,143	190	554	982	4,710	36	—	10,615	11,048

Other risk concentrations
Amounts due from financial institutions(1)								9,974
Regulatory deposits								766
Total gross credit risk	43,114	3,063	1,630	301,240	166,603	33,187	12,384	571,961	142,488

(1)          In the current year we have revised our presentation and reclassified other bank issued certificates of deposit from receivables due from other financial institutions to trading securities. To improve presentation, we have revised comparative periods. Refer to Note 1(a)(ii) for more details.

(2)          Services includes education, health and community services, cultural and recreational services and personal and other services.

(3)          Trade includes wholesale trade and retail trade.

(4)          Utilities includes electricity, gas and water and communication services.

Note 27. Financial risk (continued)

	Parent Entity 2010
	Trading Securities	Other Financial Assets Designated at Fair Value	Available-For-Sale Securities	Loans - housing and personal	Loans - business	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	—	—	—	141	6,941	31	—	7,113	896
Agriculture, forestry and fishing	—	—	—	99	7,519	27	—	7,645	1,523
Construction	1	—	—	317	4,869	100	—	5,287	3,238
Finance and insurance	21,510	897	328	1,275	12,644	28,627	—	65,281	13,850
Government, administration and defence	9,537	—	10,247	—	750	266	—	20,800	1,251
Manufacturing	31	18	—	191	10,341	511	—	11,092	6,891
Mining	9	—	—	31	1,158	37	—	1,235	1,650
Property, property services and business services	34	51	56	2,598	44,803	566	—	48,108	12,111
Services(1)	80	—	4	524	7,906	41	—	8,555	3,739
Trade(2)	55	—	—	448	15,026	231	—	15,760	6,000
Transport and storage	110	26	12	62	6,789	279	—	7,278	2,499
Utilities(3)	71	10	177	20	2,302	593	—	3,173	2,601
Retail Lending	—	318	—	298,531	—	148	—	298,997	70,482
Other	—	—	1	11	1,257	69	—	1,338	529
Total Australia	31,438	1,320	10,825	304,248	122,305	31,526	—	501,662	127,260
New Zealand
Accommodation, cafes and restaurants	—	—	—	—	2	1	—	3	19
Agriculture, forestry and fishing	2	—	—	—	333	98	—	433	156
Construction	—	—	—	—	47	6	—	53	100
Finance and insurance	1,480	—	—	—	736	3,345	—	5,561	370
Government, administration and defence	713	—	—	—	60	78	—	851	180
Manufacturing	—	—	—	—	590	72	—	662	422
Mining	—	—	—	—	259	3	—	262	50
Property, property services and business services	—	—	—	—	965	222	—	1,187	463
Services(1)	17	—	—	—	216	35	—	268	217
Trade(2)	—	—	—	—	903	32	—	935	452
Transport and storage	1	—	—	—	418	45	—	464	159
Utilities(3)	102	—	—	—	584	157	—	843	428
Retail lending	—	—	—	—	—	—	—	—	799
Other	—	—	—	—	59	202	—	261	1,030
Total New Zealand	2,315	—	—	—	5,172	4,296	—	11,783	4,845

(1)          Services includes education, health and community services, cultural and recreational services and personal and other services.

(2)          Trade includes wholesale trade and retail trade.

(3)          Utilities includes electricity, gas and water and communication services.

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

	Parent Entity 2010
	Trading Securities	Other Financial Assets Designated at Fair Value	Available-For-Sale Securities	Loans - housing and personal	Loans - business	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other Overseas
Accommodation, cafes and restaurants	—	—	—	3	140	—	—	143	65
Agriculture, forestry and fishing	—	—	—	—	17	—	—	17	14
Construction	—	—	—	5	72	—	—	77	225
Finance and insurance	4,068	4	79	—	461	74	—	4,686	3,355
Government, administration and defence	—	—	28	—	11	—	—	39	222
Manufacturing	—	—	—	2	414	12	—	428	5,007
Mining	—	—	—	—	34	—	—	34	585
Property, property services and business services	—	—	—	18	196	—	—	214	298
Services(1)	—	—	—	1	32	—	—	33	37
Trade(2)	—	—	—	5	471	—	—	476	1,669
Transport and storage	—	—	—	2	642	—	—	644	182
Utilities(3)	—	—	—	—	316	—	—	316	373
Retail lending	—	—	—	479	123	—	—	602	273
Other	—	—	—	5	5	—	—	10	—
Total Other Overseas	4,068	4	107	520	2,934	86	—	7,719	12,305
Other risk concentrations
Amounts due from financial institutions								10,047
Regulatory deposits								1,288
Total gross credit risk	37,821	1,324	10,932	304,768	130,411	35,908	—	532,499	144,410

(1)          Services includes education, health and community services, cultural and recreational services and personal and other services.

(2)          Trade includes wholesale trade and retail trade.

(3)          Utilities includes electricity, gas and water and communication services.

Note 27. Financial risk (continued)

	Parent Entity 2009
	Trading Securities(1)	Other Financial Assets Designated at Fair Value	Available-For-Sale Securities	Loans - housing and personal	Loans - business	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	—	—	—	103	4,127	6	—	4,236	647
Agriculture, forestry and fishing	—	—	—	87	6,246	9	—	6,342	1,050
Construction	—	—	—	224	4,308	46	—	4,578	6,980
Finance and insurance	22,522	741	211	1,116	17,081	22,714	—	64,385	15,570
Government, administration and defence	7,480	24	—	—	532	224	—	8,260	1,809
Manufacturing	153	75	—	137	10,390	606	—	11,361	7,890
Mining	22	11	—	18	1,565	51	—	1,667	4,476
Property, property services and business services	85	35	52	2,126	32,579	602	—	35,479	8,554
Services(2)	56	40	—	395	6,465	33	—	6,989	810
Trade(3)	19	—	—	327	11,107	149	—	11,602	4,358
Transport and storage	85	11	—	45	6,730	182	—	7,053	1,231
Utilities(4)	32	—	100	17	2,495	614	—	3,258	3,528
Retail lending	—	383	—	176,502	36	356	—	177,277	34,056
Other	—	—	1	20	1,075	42	—	1,138	16
Total Australia	30,454	1,320	364	181,117	104,736	25,634	—	343,625	90,975
New Zealand
Accommodation, cafes and restaurants	—	—	—	—	2	—	—	2	13
Agriculture, forestry and fishing	—	—	—	—	462	395	—	857	132
Construction	—	—	—	—	3	2	—	5	168
Finance and insurance	789	—	—	—	945	4,585	—	6,319	667
Government, administration and defence	16	—	—	—	178	38	—	232	350
Manufacturing	—	—	—	—	703	12	—	715	878
Mining	—	—	—	—	216	—	—	216	192
Property, property services and business services	—	—	—	—	1,306	55	—	1,361	538
Services(2)	—	—	—	—	234	—	—	234	—
Trade(3)	—	—	—	—	1,013	21	—	1,034	518
Transport and storage	—	—	—	—	562	2	—	564	332
Utilities(4)	—	—	—	—	618	9	—	627	1,238
Retail lending	—	—	—	—	—	26	—	26	—
Other	2	—	—	—	50	43	—	95	—
Total New Zealand	807	—	—	—	6,292	5,188	—	12,287	5,026

(1)          In the current year we have revised our presentation and reclassified other bank issued certificates of deposit from receivables due from other financial institutions to trading securities. To improve presentation, we have revised comparative periods. Refer to Note 1(a)(ii) for more details.

(2)          Services includes education, health and community services, cultural and recreational services and personal and other services.

(3)          Trade includes wholesale trade and retail trade.

(4)          Utilities includes electricity, gas and water and communication services.

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

	Parent Entity 2009
	Trading Securities(1)	Other Financial Assets Designated at Fair Value	Available-For-Sale Securities	Loans - housing and personal	Loans - business	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other Overseas
Accommodation, cafes and restaurants	—	—	—	15	164	—	—	179	44
Agriculture, forestry and fishing	—	—	—	2	13	—	—	15	5
Construction	—	—	—	2	77	—	—	79	263
Finance and insurance	4,143	91	96	49	713	30	—	5,122	6,061
Government, administration and defence	—	—	2	—	9	—	—	11	6
Manufacturing	—	—	—	2	624	—	—	626	1,683
Mining	—	—	—	—	—	—	—	—	222
Property, property services and business services	—	—	—	37	179	—	—	216	1,872
Services(2)	—	—	—	9	256	—	—	265	—
Trade(3)	—	—	—	5	107	—	—	112	443
Transport and storage	—	—	—	4	756	—	—	760	89
Utilities(4)	—	—	—	—	432	—	—	432	107
Retail lending	—	—	—	20	33	—	—	53	68
Other	—	—	—	396	270	—	—	666	7
Total Other Overseas	4,143	91	98	541	3,633	30	—	8,536	10,870
Other risk concentrations
Amounts due from financial institutions(1)								6,868
Regulatory deposits								737
Total gross credit risk	35,404	1,411	462	181,658	114,661	30,852	—	372,053	106,871

(1)          In the current year we have revised our presentation and reclassified other bank issued certificates of deposit from receivables due from other financial institutions to trading securities. To improve presentation, we have revised comparative periods. Refer to Note 1(a)(ii) for more details.

(2)          Services includes education, health and community services, cultural and recreational services and personal and other services.

(3)          Trade includes wholesale trade and retail trade.

(4)          Utilities includes electricity, gas and water and communication services.

Note 27. Financial risk (continued)

27.2.6 Credit quality of financial assets

The tables below segregate the financial assets of the Group and Parent Entity between financial assets that are neither past due nor impaired, past due but not impaired and impaired.

An asset is considered to be past due when any payment under the contractual terms have been missed. The amount included as past due is the entire contractual balance, rather than the overdue portion. The breakdown in the tables below does not always align with the underlying basis by which credit risk is managed within Westpac. Westpac considers Loans — business to be delinquent after considering all relevant circumstances surrounding the customer. Loans — housing and personal that are more than five days past due are considered to be delinquent.

Financial assets of the Group at 30 September 2010 and 2009 can be disaggregated as follows:

	Consolidated 2010
	Neither Past Due Nor Impaired	Past Due But Not Impaired	Impaired	Total	Impairment	Total Carrying Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	4,464	—	—	4,464	—	4,464
Receivables due from other financial institutions	12,588	—	—	12,588	—	12,588
Derivative financial instruments	36,099	—	3	36,102	—	36,102
Trading securities	40,011	—	—	40,011	—	40,011
Other financial assets designated at fair value	3,464	—	—	3,464	—	3,464
Available-for-sale securities	12,065	—	59	12,124	—	12,124
Loans:
Loans — housing and personal	320,888	13,547	803	335,238	1,267	333,971
Loans — business	139,519	3,827	3,782	147,128	3,444	143,684
Life insurance assets	12,305	5	—	12,310	—	12,310
Regulatory deposits with central banks overseas	1,322	—	—	1,322	—	1,322
Other financial assets	2,627	44	12	2,683	12	2,671
Total	585,352	17,423	4,659	607,434	4,723	602,711

	Consolidated 2009
	Neither Past Due Nor Impaired	Past Due But Not Impaired	Impaired	Total	Impairment	Total Carrying Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	3,272	—	—	3,272	—	3,272
Receivables due from other financial institutions	9,974	—	—	9,974	—	9,974
Derivative financial instruments	33,187	—	—	33,187	—	33,187
Trading securities	43,114	—	—	43,114	—	43,114
Other financial assets designated at fair value	3,042	—	21	3,063	—	3,063
Available-for-sale securities	1,574	—	56	1,630	—	1,630
Loans:
Loans — housing and personal	290,093	10,579	568	301,240	991	300,249
Loans — business	159,675	3,726	3,202	166,603	3,393	163,210
Life insurance assets	12,377	7	—	12,384	—	12,384
Regulatory deposits with central banks overseas	766	—	—	766	—	766
Other financial assets	3,631	27	7	3,665	8	3,657
Total	560,705	14,339	3,854	578,898	4,392	574,506

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

Financial assets of the Parent Entity at 30 September 2010 and 2009 can be disaggregated as follows:

	Parent Entity 2010
	Neither Past Due Nor Impaired	Past Due But Not Impaired	Impaired	Total	Impairment	Total Carrying Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	3,693	—	—	3,693	—	3,693
Receivables due from other financial institutions	10,047	—	—	10,047	—	10,047
Derivative financial instruments	35,905	—	3	35,908	—	35,908
Trading securities	37,821	—	—	37,821	—	37,821
Other financial assets designated at fair value	1,324	—	—	1,324	—	1,324
Available-for-sale securities	10,876	—	56	10,932	—	10,932
Loans:
Loans — housing and personal	291,979	12,254	535	304,768	1,019	303,749
Loans — business	123,974	3,051	3,386	130,411	2,993	127,418
Life insurance assets	—	—	—	—	—	—
Regulatory deposits with central banks overseas	1,288	—	—	1,288	—	1,288
Due from subsidiaries	58,295	—	—	58,295	—	58,295
Other financial assets	2,074	37	10	2,121	10	2,111
Total	577,276	15,342	3,990	596,608	4,022	592,586

	Parent Entity 2009
	Neither Past Due Nor Impaired	Past Due But Not Impaired	Impaired	Total	Impairment	Total Carrying Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	2,578	—	—	2,578	—	2,578
Receivables due from other financial institutions	6,868	—	—	6,868	—	6,868
Derivative financial instruments	30,852	—	—	30,852	—	30,852
Trading securities	35,404	—	—	35,404	—	35,404
Other financial assets designated at fair value	1,404	—	7	1,411	—	1,411
Available-for-sale securities	410	—	52	462	—	462
Loans:
Loans — housing and personal	174,374	7,150	134	181,658	567	181,091
Loans — business	110,814	2,061	1,786	114,661	2,061	112,600
Life insurance assets	—	—	—	—	—	—
Regulatory deposits with central banks overseas	737	—	—	737	—	737
Due from subsidiaries	83,228	—	—	83,228	—	83,228
Other financial assets	1,963	22	5	1,990	6	1,984
Total	448,632	9,233	1,984	459,849	2,634	457,215

Note 27. Financial risk (continued)

27.2.7 Financial assets that are neither past due nor individually impaired

The credit quality of financial assets of the Group that are neither past due nor impaired have been assessed by reference to the credit risk rating system adopted internally:

	Consolidated
	2010				2009
	Strong	Good/ Satisfactory	Weak	Total	Strong	Good/ Satisfactory	Weak	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	4,464	—	—	4,464	3,272	—	—	3,272
Receivables due from other financial institutions	12,564	24	—	12,588	9,872	102	—	9,974
Derivative financial instruments(1)	35,253	747	99	36,099	31,918	1,178	91	33,187
Trading securities(1),(2)	39,958	31	22	40,011	43,080	26	8	43,114
Other financial assets designated at fair value(2)	3,077	387	—	3,464	2,634	406	2	3,042
Available-for-sale securities(1)	11,658	379	28	12,065	1,456	118	—	1,574
Loans:
Loans — housing and personal(3)	n/a	320,888	n/a	320,888	n/a	290,093	n/a	290,093
Loans — business	50,384	77,635	11,500	139,519	59,003	88,378	12,294	159,675
Life insurance assets(2)	12,174	131	—	12,305	12,218	159	—	12,377
Regulatory deposits with central banks overseas	1,228	40	54	1,322	766	—	—	766
Other financial assets	1,582	1,016	29	2,627	2,905	703	23	3,631
Total financial assets	172,342	401,278	11,732	585,352	167,124	381,163	12,418	560,705

(1)

We have revised the prior year published 2009 balances in available-for-sale securities ($168 million), trading securities ($693 million) and derivative financial instruments ($5,080 million) by reclassifying amounts from satisfactory to strong as this better reflects the credit rating of the instruments. For derivative financial instruments there was also a reclassification from satisfactory to weak ($15 million) in relation to 2009.

(2)

Trading securities, other financial assets designated at fair value and life insurance assets of $11,552 million (2009 $11,557 million) that do not have assigned credit ratings have been included in the strong category.

(3)

Loans - housing and personal do not qualify as strong credit quality based on Westpac’s CRG’s. This class of loans are also not deemed to be weak as non-performing loans would be categorised as past due or impaired.

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

The credit quality of financial assets of the Parent Entity that are neither past due nor impaired, have been assessed by reference to the credit risk rating system adopted internally:

	Parent Entity
	2010				2009
	Strong	Good/ Satisfactory	Weak	Total	Strong	Good/ Satisfactory	Weak	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	3,693	—	—	3,693	2,578	—	—	2,578
Receivables due from other financial institutions	10,023	24	—	10,047	6,866	2	—	6,868
Derivative financial instruments(1)	35,059	747	99	35,905	29,841	960	51	30,852
Trading securities(1),(2)	37,768	31	22	37,821	35,378	26	—	35,404
Other financial assets designated at fair value(2)	984	340	—	1,324	1,017	385	2	1,404
Available-for-sale securities(1)	10,817	10	49	10,876	410	—	—	410
Loans:
Loans — housing and personal(3)	n/a	291,979	n/a	291,979	n/a	174,374	n/a	174,374
Loans — business	48,210	65,736	10,028	123,974	54,560	49,807	6,447	110,814
Regulatory deposits with central banks overseas	1,228	6	54	1,288	737	—	—	737
Due from subsidiaries	58,295	—	—	58,295	83,228	—	—	83,228
Other financial assets	1,179	871	24	2,074	1,401	546	16	1,963
Total financial assets	207,256	359,744	10,276	577,276	216,016	226,100	6,516	448,632

(1)

We have revised the prior year published 2009 balances in available-for-sale securities ($168 million), trading securities ($693 million) and derivative financial instruments ($5,080 million) by reclassifying amounts from satisfactory to strong as this better reflects the credit rating of the instruments. For derivative financial instruments there was also a reclassification from satisfactory to weak ($15 million) in relation to 2009.

(2)	Trading securities and other financial assets designated at fair value of $120 million (2009 $74 million) that do not have assigned credit ratings have been included in the strong category.
(3)

Loans - housing and personal do not qualify as strong credit quality based on Westpac’s CRG’s. This class of loans are also not deemed to be weak as non-performing loans would be categorised as past due or impaired.

27.2.8 Financial assets that are past due, but not individually impaired

An age analysis of financial assets that are past due, but not individually impaired is set out in the table below. For the purposes of this analysis an asset is considered to be past due when any payment under the contractual terms has been missed. The amount included is the entire contractual amount, rather than the overdue amount.

The Group expends considerable effort in monitoring overdue assets. Assets may be overdue for a number of reasons, including late payments or incomplete documentation. Late payment may be influenced by factors such as the holiday periods and the timing of weekends.

Financial assets that were past due, but not impaired can be disaggregated based on days overdue at 30 September as follows:

	Consolidated
	2010				2009
	1-5 days	6-89 days	90+ days	Total	1-5 days	6-89 days	90+ days	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans
Loans — housing and personal	4,195	8,124	1,228	13,547	3,514	6,232	833	10,579
Loans — business	946	1,912	969	3,827	1,128	1,603	995	3,726
Life insurance assets	—	5	—	5	—	7	—	7
Other financial assets	13	25	6	44	9	15	3	27
Total	5,154	10,066	2,203	17,423	4,651	7,857	1,831	14,339

Note 27. Financial risk (continued)

	Parent Entity
	2010				2009
	1-5 days	6-89 days	90+ days	Total	1-5 days	6-89 days	90+ days	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans
Loans — housing and personal	3,826	7,277	1,151	12,254	2,581	4,073	496	7,150
Loans — business	809	1,501	741	3,051	904	880	277	2,061
Life insurance assets	—	—	—	—	—	—	—	—
Other financial assets	11	21	5	37	8	12	2	22
Total	4,646	8,799	1,897	15,342	3,493	4,965	775	9,233

It has not been practicable to determine the fair value of collateral held against past due balances. The following analysis shows the collateral held in support of past due, but not impaired financial assets, determined based on the value of collateral on the date of origination or subsequently remeasured in accordance with the Group’s credit policies. A financial asset is deemed to be fully secured where the LVR is less than or equal to 100%. Partially secured financial assets have a LVR of greater than 100%. Unsecured financial assets primarily include highly rated corporate loans, credit cards and personal loans. This is summarised in the tables below as at 30 September:

	Consolidated
	2010			2009
	Loans - housing and personal	Loans - business	Total	Loans - housing and personal	Loans - business	Total
	%	%	%	%	%	%
Fully secured	89.5	51.5	81.2	87.1	51.3	77.7
Partially secured	1.9	32.1	8.5	2.1	22.4	7.4
Unsecured	8.6	16.4	10.3	10.8	26.3	14.9
Total	100.0	100.0	100.0	100.0	100.0	100.0

	Parent Entity
	2010			2009
	Loans - housing and personal	Loans - business	Total	Loans - housing and personal	Loans - business	Total
	%	%	%	%	%	%
Fully secured	93.0	50.9	84.6	91.7	51.6	82.8
Partially secured	0.1	33.4	6.8	0.2	18.0	4.2
Unsecured	6.9	15.7	8.6	8.1	30.4	13.0
Total	100.0	100.0	100.0	100.0	100.0	100.0

27.2.9 Items 90 days past due, or otherwise in default, but well secured and not impaired

These include financial assets that are:

•         currently 90 days or more past due but well secured;

•         assets that were, but are no longer 90 days past due however are yet to satisfactorily demonstrate sustained improvement to allow reclassification; and

•         other assets in default, but well secured and not impaired, such as where an order for bankruptcy or similar legal action has been instituted in respect of credit obligations (e.g. appointment of an Administrator or Receiver).

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	2,943	1,718	664	148	184	74	52	24	25	3,143	1,926	763

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

27.2.10 Impaired loans

Financial assets assessed as impaired

The gross amount of impaired loans, along with the provision for impairment, by class of asset at 30 September, is summarised in the tables below:

	Consolidated
	2010			2009
	Loans - housing and personal	Loans - business	Total	Loans - housing and personal	Loans - business	Total
	$m	$m	$m	$m	$m	$m
Individually impaired
Gross amount	392	3,447	3,839	207	2,903	3,110
Impairment provision	(200)	(1,422)	(1,622)	(96)	(1,130)	(1,226)
Carrying amount	192	2,025	2,217	111	1,773	1,884
Collectively impaired
Gross amount	411	335	746	361	299	660
Impairment provision	(185)	(57)	(242)	(164)	(92)	(256)
Carrying amount	226	278	504	197	207	404
Total gross amount	803	3,782	4,585	568	3,202	3,770
Total impairment provision	(385)	(1,479)	(1,864)	(260)	(1,222)	(1,482)
Total carrying amount	418	2,303	2,721	308	1,980	2,288

	Parent Entity
	2010			2009
	Loans - housing and personal	Loans - business	Total	Loans - housing and personal	Loans - business	Total
	$m	$m	$m	$m	$m	$m
Individually impaired
Gross amount	265	3,080	3,345	37	1,675	1,712
Impairment provision	(138)	(1,222)	(1,360)	(15)	(746)	(761)
Carrying amount	127	1,858	1,985	22	929	951
Collectively impaired
Gross amount	270	306	576	97	111	208
Impairment provision	(157)	(49)	(206)	(91)	(53)	(144)
Carrying amount	113	257	370	6	58	64
Total gross amount	535	3,386	3,921	134	1,786	1,920
Total impairment provision	(295)	(1,271)	(1,566)	(106)	(799)	(905)
Total carrying amount	240	2,115	2,355	28	987	1,015

Note 27. Financial risk (continued)

The following analysis shows the collateral coverage held in support of impaired financial assets, determined based on the value of collateral either on the date of origination or subsequently remeasured in accordance with the Group’s credit risk management policies. A financial asset is deemed to be fully secured where the LVR is less than or equal to 100%. Partially secured financial assets have a LVR of greater than 100%. Unsecured financial assets primarily include highly rated corporate loans, credit cards and personal loans. This is summarised in the tables below as at 30 September:

	Consolidated
	2010			2009
	Loans - housing and personal	Loans - business	Total	Loans - housing and personal	Loans - business	Total
	%	%	%	%	%	%
Fully secured	29.3	10.4	13.7	42.9	17.0	20.9
Partially secured	14.6	32.3	29.2	20.9	31.9	30.2
Unsecured	56.1	57.3	57.1	36.2	51.1	48.9
Total	100.0	100.0	100.0	100.0	100.0	100.0

	Parent Entity
	2010			2009
	Loans - housing and personal	Loans - business	Total	Loans - housing and personal	Loans - business	Total
	%	%	%	%	%	%
Fully secured	26.0	10.5	12.6	30.9	9.4	10.9
Partially secured	1.3	32.3	28.1	1.9	40.3	37.6
Unsecured	72.7	57.2	59.3	67.2	50.3	51.5
Total	100.0	100.0	100.0	100.0	100.0	100.0

Impaired loans comprise non-performing loans, overdrafts, personal loans, revolving credit facilities greater than 90 days past due and restructured loans.

Non-performing loans

Non-performing loans are loans with an impaired internal risk grade, excluding restructured assets. These were attributed to the following geographical segments:

	Australia			New Zealand			Other Overseas			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	3,456	2,975	758	691	495	234	93	56	67	4,240	3,526	1,059
Impairment provision	(1,359)	(1,139)	(338)	(281)	(145)	(67)	(37)	(24)	(33)	(1,677)	(1,308)	(438)
Net	2,097	1,836	420	410	350	167	56	32	34	2,563	2,218	621

Overdrafts, personal loans and revolving credit facilities greater than 90 days past due

Overdrafts, personal loans and revolving credit facilities greater than 90 days past due for the Group were attributed to the following geographical segments:

	Australia			New Zealand			Other Overseas			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	197	151	90	15	21	21	1	1	1	213	173	112
Impairment provision	(141)	(136)	(85)	(13)	(11)	(11)	(1)	(1)	(1)	(155)	(148)	(97)
Net	56	15	5	2	10	10	—	—	—	58	25	15

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

Restructured financial assets

Assets are deemed to be restructured financial assets when the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer.

Restructured financial assets for the Group were attributed to the following geographical segments:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2010	2009	2008	2010	2009	2008	2010	2009	2008	2010	2009	2008
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	25	67	—	—	—	—	107	4	6	132	71	6
Impairment provision	(12)	(25)	—	—	—	—	(20)	(1)	—	(32)	(26)	—
Net	13	42	—	—	—	—	87	3	6	100	45	6

Restructured financial assets of the parent entity as at 30 September 2010 were:

	2010	2009
	$m	$m
Gross amount	130	70
Impairment provision	(31)	(25)
Net	99	45

The following table summarises the interest received and forgone on impaired and restructured financial assets for the period ended 30 September 2010:

	Consolidated 2010
	Australia	Overseas	Total
	$m	$m	$m
Interest received	33	34	67
Interest forgone	210	4	214

27.3 Funding and liquidity risk management

Liquidity risk is the risk that we will be unable to fund increases in assets or meet our obligations as they become due, without incurring unacceptable losses. This could potentially arise as a result of mismatched cash flows generated by the Group’s banking business. Liquidity risk is managed through our BRMC-approved liquidity framework.

Responsibility for liquidity management is delegated to Group Treasury, under the oversight of ALCO. Group Treasury manages liquidity on a daily basis and submits monthly reports to ALCO and quarterly reports to the BRMC. Monthly reports are provided to APRA. Group Treasury is also responsible for monitoring and managing our funding base so that it is prudently maintained and adequately diversified.

Our liquidity risk management framework models our ability to fund under both normal conditions and during a crisis situation, with models run globally and for specific geographical regions: Australia, New Zealand and offshore. This approach is designed to ensure that our funding framework is sufficiently flexible to accommodate a wide range of market conditions. The global liquidity management framework is reviewed annually. The annual review encompasses the funding scenarios modelled, the modelling approach, wholesale funding capacity, limit determination and minimum holdings of liquid assets. The liquidity framework is reviewed by ALCO prior to approval by the BRMC.

Group Treasury also undertakes an annual funding review that outlines the funding strategy for the coming year. This review encompasses trends in global markets, peer analysis, wholesale funding capacity, expected funding requirements and a funding risk analysis. This strategy is continuously reviewed to take account of changing market conditions, investor sentiment and estimations of asset and liability growth rates. The annual funding strategy is reviewed and supported by ALCO prior to approval by the BRMC.

We maintain a contingency funding plan that details the broad actions to be taken in response to severe disruptions in our ability to fund some or all of our activities in a timely manner and at a reasonable cost. This document is reviewed annually and defines a committee of senior executives to manage a crisis and allocates responsibility to individuals for key tasks.

Note 27. Financial risk (continued)

27.3.1 Sources of liquidity

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

•         an interbank deposit agreement (IDA).

The Group does not rely on committed funding lines as a source of liquidity.

Wholesale funding

The Group monitors the composition and stability of its funding base so it is maintained within the Group’s funding liquidity risk appetite. This includes a target of greater than 75% for the stable funding ratio. Stable funding includes customer deposits, wholesale term funding with residual maturity greater than 12 months, equity and securitisation.

Over the last 12 months the Group has improved the strength of its funding base, with the stable funding ratio(1) increasing by two percentage points to 80%. This was achieved through using the more stable funding sources of customer deposits and long-term wholesale funding to fund asset growth and contractual maturities. Customer deposits increased by $13 billion over the year and comprised 52% of the Group’s total funding. Long term wholesale funding comprised 19% of the Group’s total funding at 30 September 2010, up from 16% since 2009. The Group also reduced its reliance on short-term wholesale funding during 2010. Short-term wholesale funding as a proportion of the Group’s total funding decreased to 20% from 22% in 2009.

In addition to improving its funding composition, the Group strengthened its funding base by lengthening the duration of the wholesale funding portfolio. In 2010, the Group raised a total of $43 billion in long-term wholesale funding at an average duration of 4.8 years, up from 4.2 years in 2009. Over the same period the Group lengthened the duration of its short-term wholesale funding outstanding, with the proportion of short-term funding maturing in less than six months decreasing to 15% from 19% at 30 September 2009.

The other significant change during the year was the removal of the government guarantee for new wholesale funding from 31 March 2010 in Australia and 30 April 2010 in New Zealand. This had little impact on the Group’s ability to access term wholesale markets as the Group has continued to benefit from strong investor support both domestically and offshore. In 2010, 76% of the Group’s new long term wholesale funding was not government guaranteed.

Maintaining a diverse funding base and ensuring the Group has capacity and flexibility to access a wide range of funding markets, debt investors and products is an important part of managing liquidity risk.

Over the last 12 months the Group’s funding profile in global wholesale markets has supported issuance in Australia, Japan, United States, United Kingdom, Hong Kong, New Zealand, Singapore, Canada, Europe, Switzerland and Norway. Westpac was the first major Australian bank to access the Australian mortgage backed security market since the onset of the global financial crisis with its $2.0 billion transaction in December 2009. The Group was also the only major Australian bank to issue in SEC registered format into the United States during the year.

Borrowings and outstandings from existing debt programmes and issuing shelves at 30 September 2010 can be found in various notes to the financial statements including Note 17, Note 18, Note 22 and Note 23.

In Management’s opinion, liquidity is sufficient to meet our present requirements.

Credit ratings

As of 30 September 2010, approximately 41% of our total net funding originated from wholesale funding markets, principally in Australia, the United States, Europe and Japan. Investors in these markets have historically relied significantly upon credit ratings issued by independent credit rating organisations in making their investment decisions. If our credit ratings were to decline, our borrowing costs and capacity may be adversely affected. A downgrade in our credit ratings is likely to require us to pay higher interest rates than we do currently on our wholesale borrowings, which would increase our funding costs and could reduce our net interest margins. In addition, our borrowing capacity could be diminished, which may adversely affect our ability to fund the growth of our balance sheet or reduce our liquidity.

(1)

The methodology used to calculate the stable funding ratio was revised in early 2010. The revised methodology excludes excess liquid assets and includes certain equity balances. This resulted in the 2009 stable funding ratio decreasing from 84% to 78%.

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

As at 30 September 2010 the Group’s credit ratings were:

2010
	Short Term	Long Term	Outlook
Standard & Poor’s	A-1+	AA	Stable
Moody’s Investors Services	P-1	Aa1	Negative
Fitch Ratings	F1+	AA	Stable

A credit rating is not a recommendation to buy, sell or hold our securities. Such ratings are subject to revision or withdrawal at any time by the assigning rating agency. Investors are cautioned to evaluate each rating independently of any other rating.

Liquid assets

Group Treasury holds a portfolio of high quality liquid assets as a buffer against unforeseen funding requirements. These assets are 100% eligible for repurchase agreements with a central bank and are held in cash, government, State Government and highly rated investment grade paper. The level of liquid asset holdings is reviewed at least annually and more frequently if required and is consistent with both the requirements of the balance sheet and market conditions.

Liquid assets that qualify as eligible collateral for repurchase agreements with an applicable central bank (including internal securitisation) have increased by $8.4 billion to $82.1 billion over the last 12 months, as we focussed on strengthening our liquidity position. This has provided flexibility to the Group to be selective in its timing of executing wholesale issuances.

WIB also has holdings of trading securities which arise from its daily business operations. These assets are typically high quality investment grade names, and stock is generally very liquid. While these assets are excluded from the Group’s prudential liquidity portfolio, we do consider them as a source of funds in our crisis scenario analysis.

27.3.2 Liquidity reporting

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

Liquidity review

The table below outlines the review performed in managing our liquidity:

Frequency	Liquidity report
Daily	• Produced by Finance
• Reviewed by MRM
• Monitored within Group Treasury
Monthly	• Submitted to the BBRC(1)
• Submitted to ALCO
• Submitted to APRA
Quarterly	• Submitted to the BRMC

(1)	BBRC is the Banking Book Risk Committee, a sub-committee of MARCO, responsible for oversight of liquidity and interest rate risk mismatches in the banking book.

Note 27. Financial risk (continued)

27.3.3 Market developments

During the year several regulatory bodies released consultative papers, including APRA and the Basel Committee on Banking Supervision. Their review of liquidity standards have yet to be finalised. The United Kingdom’s Financial Services Authority and the RBNZ have released new standards.

The final impact of new liquidity and funding regulations on the Group is still uncertain, though it is likely that there will be a requirement to increase long-term wholesale funding and increase holdings of high quality liquid assets. The Group continues to monitor developments in regulation and will update its funding and liquidity policies accordingly.

27.3.4 Contractual maturity of financial liabilities

The tables below present cash flows associated with financial liabilities and derivative liabilities, payable at the balance sheet date, by remaining contractual maturity. The amounts disclosed in the table are the contractual undiscounted cash flows, whereas the Group manages inherent liquidity risk based on expected cash flows.

Cash flows associated with liabilities include both principal payments as well as fixed or variable interest payments incorporated into the relevant coupon period. Principal payments reflect the earliest contractual maturity date, being the first call date on the instrument. Derivative liabilities designed for hedging purposes are expected to be held for their remaining contractual lives, and reflect gross cash flows derived as the fixed rate and/or the expected variable rate applied to the notional principal over the remaining contractual term and where relevant includes the receipt and payment of the notional amount under the contract.

Foreign exchange obligations have been translated to Australian dollars using the closing spot rates at the end of the reporting period.

The balances in the tables below will not necessarily agree to amounts presented on the face of the balance sheet as amounts in the table incorporate cash flows on an undiscounted basis and include both principal and associated future interest payments.

Trading liabilities and certain other liabilities designated at fair value through profit or loss are not all managed for liquidity purposes on the basis of their contractual maturity. The liabilities that we manage based on their contractual maturity are presented on a contractual undiscounted basis in the table below.

	Consolidated 2010
	Less Than 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	1 Year to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	7,242	1,465	100	—	133	8,940
Deposits at fair value	13,233	22,546	16,996	931	—	53,706
Deposits at amortised cost	193,337	35,405	48,655	10,743	1,344	289,484
Debt issues and acceptances	4,273	10,373	40,488	94,892	15,133	165,159
Other financial liabilities	—	2,666	4,375	—	—	7,041
Trading liabilities and other financial liabilities designated at fair value	4,628	17	128	85	—	4,858
Derivative financial instruments:
Held for trading	34,396	—	—	—	—	34,396
Held for hedging purposes (net settled)	119	185	494	795	150	1,743
Held for hedging purposes (gross settled):
Cash outflow	379	1,830	10,104	42,286	8,629	63,228
Cash inflow	(210)	(1,079)	(7,267)	(32,606)	(6,901)	(48,063)
Total liabilities excluding loan capital	257,397	73,408	114,073	117,126	18,488	580,492
Loan capital(1)	1,970	1,186	501	4,823	1,926	10,406
Total undiscounted financial liabilities	259,367	74,594	114,574	121,949	20,414	590,898
Total contingent liabilities and commitments
Commitments to extend credit	140,221	—	—	—	—	140,221
Other commitments	351	—	—	—	—	351
Total undiscounted contingent liabilities and commitments	140,572	—	—	—	—	140,572

(1)	Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as less than one month.

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

	Consolidated 2009
	Less Than 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	1 Year to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	8,394	260	483	—	125	9,262
Deposits at fair value	14,939	30,056	13,015	959	—	58,969
Deposits at amortised cost	192,446	27,647	44,906	8,634	1,507	275,140
Debt issues and acceptances	11,693	14,894	31,080	78,813	7,357	143,837
Other financial liabilities	—	3,344	2,688	25	—	6,057
Trading liabilities and other financial liabilities designated at fair value	7,816	2,197	656	230	—	10,899
Derivative financial instruments:
Held for trading	29,706	—	—	—	—	29,706
Held for hedging purposes (net settled)	144	233	825	982	21	2,205
Held for hedging purposes (gross settled):
Cash outflow	380	4,559	6,255	22,724	2,633	36,551
Cash inflow	(298)	(4,384)	(5,205)	(17,436)	(2,127)	(29,450)
Total liabilities excluding loan capital	265,220	78,806	94,703	94,931	9,516	543,176
Loan capital(1)	1,952	59	1,528	6,859	2,260	12,658
Total undiscounted financial liabilities	267,172	78,865	96,231	101,790	11,776	555,834
Total contingent liabilities and commitments
Commitments to extend credit	127,295	—	—	—	—	127,295
Other commitments	2,370	—	—	—	—	2,370
Total undiscounted contingent liabilities and commitments	129,665	—	—	—	—	129,665

(1)	Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as less than one month.

Note 27. Financial risk (continued)

	Parent Entity 2010
	Less Than 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	1 Year to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	7,231	1,465	100	—	133	8,929
Deposits at fair value	12,962	21,500	16,855	931	—	52,248
Deposits at amortised cost	180,205	31,941	41,928	9,149	1,343	264,566
Debt issues and acceptances	2,246	6,132	35,134	81,964	12,081	137,557
Other financial liabilities	—	2,489	3,840	—	—	6,329
Due to subsidiaries	62,463	—	—	—	—	62,463
Trading liabilities and other financial liabilities designated at fair value	4,628	17	128	85	—	4,858
Derivative financial instruments:
Held for trading	34,715	—	—	—	—	34,715
Held for hedging purposes (net settled)	80	165	372	660	149	1,426
Held for hedging purposes (gross settled):
Cash outflow	197	1,469	8,770	37,985	6,158	54,579
Cash inflow	(85)	(827)	(6,334)	(29,400)	(4,791)	(41,437)
Total liabilities excluding loan capital	304,642	64,351	100,793	101,374	15,073	586,233
Loan capital(1)	1,970	1,186	501	4,823	1,926	10,406
Total undiscounted financial liabilities	306,612	65,537	101,294	106,197	16,999	596,639
Total contingent liabilities and commitments
Commitments to extend credit	132,301	—	—	—	—	132,301
Other commitments	351	—	—	—	—	351
Total undiscounted contingent liabilities and commitments	132,652	—	—	—	—	132,652

(1)	Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as less than one month.

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

	Parent Entity 2009
	Less Than 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	1 Year to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	7,526	260	483	—	125	8,394
Deposits at fair value	13,811	28,576	12,754	955	—	56,096
Deposits at amortised cost	135,687	18,758	22,226	4,790	1,504	182,965
Debt issues and acceptances	7,892	11,049	22,822	58,767	6,087	106,617
Other financial liabilities	—	2,620	391	178	—	3,189
Due to subsidiaries	45,224	—	—	—	—	45,224
Trading liabilities and other financial liabilities designated at fair value	7,381	853	656	230	—	9,120
Derivative financial instruments:
Held for trading	28,674	—	—	—	—	28,674
Held for hedging purposes (net settled)	43	86	288	664	20	1,101
Held for hedging purposes (gross settled):
Cash outflow	176	4,150	2,536	17,529	1,609	26,000
Cash inflow	(136)	(4,060)	(1,820)	(12,717)	(1,175)	(19,908)
Total liabilities excluding loan capital	246,278	62,292	60,336	70,396	8,170	447,472
Loan capital(1)	1,941	36	1,024	5,017	1,694	9,712
Total undiscounted financial liabilities	248,219	62,328	61,360	75,413	9,864	457,184
Total contingent liabilities and commitments
Commitments to extend credit	94,906	—	—	—	—	94,906
Other commitments	1,207	—	—	—	—	1,207
Total undiscounted contingent liabilities and commitments	96,113	—	—	—	—	96,113

(1)	Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as less than one month.

Note 27. Financial risk (continued)

27.3.5 Expected maturity

The tables below presents the balance sheet based on expected maturity dates. The liability balances in the following tables will not agree to the contractual maturity tables (27.3.4 Contractual maturity of financial liabilities) due to the analysis below being based on expected rather than contractual maturities, the impact of discounting and the exclusion of interest accruals beyond the reporting period. Included in the tables below are equity securities classified as trading securities, available-for-sale investments and life insurance assets that have no specific maturity. These assets have been classified based on the expected period of disposal. Deposits are presented in the table below on a contractual basis, however as part of our normal banking operations we would expect a large proportion of these balances to roll over.

	Consolidated 2010
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	4,464	—	4,464
Receivables due from other financial institutions	12,588	—	12,588
Derivative financial instruments	23,482	12,620	36,102
Trading securities	23,712	16,299	40,011
Other financial assets designated at fair value	2,232	1,232	3,464
Available-for-sale securities	874	11,250	12,124
Loans (net of provisions)	112,985	364,670	477,655
Life insurance assets	537	11,773	12,310
Regulatory deposits with central banks overseas	1,136	186	1,322
All other assets	3,314	14,923	18,237
Total assets	185,324	432,953	618,277
Liabilities
Payables due to other financial institutions	8,798	100	8,898
Deposits	326,284	11,101	337,385
Derivative financial instruments	28,190	15,849	44,039
Trading liabilities and other financial liabilities designated at fair value	4,770	80	4,850
Debt issues and acceptances	49,851	101,120	150,971
Life insurance policy liabilities	29	11,531	11,560
All other liabilities	9,416	1,408	10,824
Total liabilities excluding loan capital	427,338	141,189	568,527
Loan capital	3,326	6,306	9,632
Total liabilities	430,664	147,495	578,159
Net assets/(net liabilities)	(245,340)	285,458	40,118

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

	Consolidated 2009
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	3,272	—	3,272
Receivables due from other financial institutions	9,974	—	9,974
Derivative financial instruments	19,239	13,948	33,187
Trading securities	29,716	13,398	43,114
Other financial assets designated at fair value	1,918	1,145	3,063
Available-for-sale securities	576	1,054	1,630
Loans (net of provisions)	113,974	349,485	463,459
Life insurance assets	685	11,699	12,384
Regulatory deposits with central banks overseas	762	4	766
All other assets	4,325	14,413	18,738
Total assets	184,441	405,146	589,587
Liabilities
Payables due to other financial institutions	9,134	101	9,235
Deposits	320,461	8,995	329,456
Derivative financial instruments	22,021	14,457	36,478
Trading liabilities and other financial liabilities designated at fair value	9,824	1,024	10,848
Debt issues and acceptances	51,436	81,588	133,024
Life insurance policy liabilities	137	11,600	11,737
All other liabilities	9,231	1,869	11,100
Total liabilities excluding loan capital	422,244	119,634	541,878
Loan capital	2,399	8,739	11,138
Total liabilities	424,643	128,373	553,016
Net assets/(net liabilities)	(240,202)	276,773	36,571

Note 27. Financial risk (continued)

	Parent Entity 2010
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	3,693	—	3,693
Receivables due from other financial institutions	10,047	—	10,047
Derivative financial instruments	23,477	12,431	35,908
Trading securities	21,522	16,299	37,821
Other financial assets designated at fair value	276	1,048	1,324
Available-for-sale securities	195	10,737	10,932
Loans (net of provisions)	108,221	322,946	431,167
Due from subsidiaries	58,295	—	58,295
Investment in subsidiaries	—	5,005	5,005
Regulatory deposits with central banks overseas	1,106	182	1,288
All other assets	2,614	12,202	14,816
Total assets	229,446	380,850	610,296
Liabilities
Payables due to other financial institutions	8,787	100	8,887
Deposits	301,964	9,598	311,562
Derivative financial instruments	28,143	14,834	42,977
Trading liabilities and other liabilities designated at fair value	4,770	80	4,850
Debt issues and acceptances	41,590	83,692	125,282
Due to subsidiaries	62,463	—	62,463
All other liabilities	7,778	1,019	8,797
Total liabilities excluding loan capital	455,495	109,323	564,818
Loan capital	3,326	6,306	9,632
Total liabilities	458,821	115,629	574,450
Net assets/(net liabilities)	(229,375)	265,221	35,846

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

	Parent Entity 2009
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	2,578	—	2,578
Receivables due from other financial institutions	6,868	—	6,868
Derivative financial instruments	18,767	12,085	30,852
Trading securities	22,012	13,392	35,404
Other financial assets designated at fair value	404	1,007	1,411
Available-for-sale securities	90	372	462
Loans (net of provisions)	65,444	228,247	293,691
Due from subsidiaries	83,228	—	83,228
Investment in subsidiaries	—	18,751	18,751
Regulatory deposits with central banks overseas	737	—	737
All other assets	2,412	3,378	5,790
Total assets	202,540	277,232	479,772
Liabilities
Payables due to other financial institutions	8,268	100	8,368
Deposits	230,706	5,507	236,213
Derivative financial instruments	21,326	12,028	33,354
Trading liabilities and other liabilities designated at fair value	8,058	1,024	9,082
Debt issues and acceptances	39,075	59,087	98,162
Due to subsidiaries	45,224	—	45,224
All other liabilities	5,495	2,620	8,115
Total liabilities excluding loan capital	358,152	80,366	438,518
Loan capital	2,004	6,828	8,832
Total liabilities	360,156	87,194	447,350
Net assets/(net liabilities)	(157,616)	190,038	32,422

27.4 Market risk

Market risk is the potential for loss arising from adverse movements in the level and volatility of market factors such as foreign exchange rates, interest rates, commodity prices and equity prices.

27.4.1 Traded market risk

Approach

Westpac’s exposure to traded market risk arises out of the trading activities of Financial Markets and Group Treasury. These activities are controlled by a Board-approved market risk framework that incorporates Board-approved Value at Risk (VaR) limits. VaR is the primary mechanism for measuring and controlling market risk. Market risk is managed using VaR and structural risk limits (including volume limits and basis point value limits) in conjunction with scenario analysis and stress testing. Market risk limits are allocated to business managers based upon business strategies and experience, in addition to market liquidity and concentration risks. All trades are fair valued daily, using independently sourced or reviewed rates. Rates that have limited independent sources are reviewed at least on a monthly basis.

Financial Market’s trading book activity represents dealings that encompass book running and distribution activity. The types of market risk arising from these activities include interest rate, foreign exchange, commodity, equity price, credit spread and volatility risk.

Group Treasury’s trading activity represents dealings that include the management of interest rate, foreign exchange and credit spread risk associated with wholesale funding, liquid asset portfolios and foreign exchange repatriations.

VaR limits

Market risks arising from trading book activities are primarily measured using VaR based on historical simulation methodology. VaR is the potential loss in earnings from an adverse market movement calculated to a 99% confidence level, with a minimum of one year of historical rate data and a one-day time horizon. VaR takes account of all material market variables that may cause a change in the value of the trading portfolio, including interest rates, foreign exchange rates, price changes, volatility and the correlations between these variables.

The BRMC has approved an overall market risk VaR limit for trading activities. MARCO has approved separate VaR sub-limits for the trading activities of Financial Markets and Group Treasury.

Note 27. Financial risk (continued)

Backtesting

Daily backtesting of VaR results is performed to support model integrity. A review of both the potential profit or loss outcomes is also undertaken to monitor any skew created by the historical data.

Stress testing

Daily stress testing against pre-determined scenarios is carried out to analyse potential losses arising from extreme or unexpected movements beyond the 99% confidence level. An escalation framework around selective stress tests has been approved by MARCO. Stress and scenario tests include historical market movements, those defined by MARCO or Market Risk Management (MRM) and independent scenarios developed by Westpac’s economics department.

Profit or loss notification framework

The BRMC has approved a profit or loss notification framework. Included in this framework are levels of escalation in accordance with the size of the profit or loss. Triggers are applied to both a 1-day and a rolling 20-day cumulative total.

Risk reporting

Daily monitoring of current exposure and limit utilisation is conducted independently by the MRM unit, which monitors market risk exposures against VaR and structural limits. Daily VaR position reports are produced by risk type, by product lines and by geographic region. These are supplemented by structural risk reporting, advice of profit or loss trigger levels and stress testing escalation trigger points. Model accreditation has been granted by APRA to use the internal model for the determination of regulatory capital for the key classes of interest rate (general market), foreign exchange, commodity and equity risks (including specific risk). Specific risk refers to the variations in individual security prices that cannot be explained by general market movements and event and default risk.

Risk mitigation

Market risk positions are managed by the trading desks consistent with delegated trading and product authorities. Risks are consolidated into portfolios based on product and risk types. Risk management is carried out by suitably qualified personnel with varying levels of seniority commensurate with the nature and scale of market risks under management.

Determination of fair value

Refer to Note 28 for the basis for determining fair value.

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

•         models that are used to determine risk or profit or loss for Westpac’s financial statements are independently reviewed;

•         duties are segregated so that employees involved in the origination, processing and valuation of transactions operate under separate reporting lines, minimising the opportunity for collusion; and

•         legal counsel approves documentation for compliance with relevant laws and regulations.

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

The table below depicts the aggregate VaR, by risk type, for the six months ended 30 September 2010, 31 March 2010 and 30 September 2009:

	Consolidated
	30 September 2010			31 March 2010			30 September 2009
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	25.6	11.2	18.0	50.8	13.3	28.5	59.9	24.2	37.7
Foreign exchange risk	5.0	1.0	2.5	8.0	0.6	3.1	10.8	1.2	5.4
Equity risk	0.9	0.3	0.5	1.6	0.4	0.9	2.0	1.0	1.4
Commodity risk(1)	3.3	1.3	1.9	1.9	0.5	1.1	6.4	1.0	3.6
Other market risks(2)	27.5	15.8	19.3	18.3	11.7	14.3	26.0	17.7	21.4
Diversification effect	n/a	n/a	(17.0)	n/a	n/a	(17.6)	n/a	n/a	(29.7)
Net market risk	35.9	17.1	25.2	51.1	18.3	30.3	54.5	23.7	39.8

(1)	Includes electricity risk.
(2)	Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

Prior to 1 October 2009 St.George trading positions were included on an additive basis. From 1 October 2009, these positions were integrated into Westpac’s risk system and VaR numbers have been calculated on a diversified basis. The impact of this inclusion on the overall VaR is small, with St.George risk typically being less than 5% of the total.

The table below depicts the aggregate VaR, by risk type for the six months ended 30 September 2010, 31 March 2010 and 30 September 2009:

	Parent Entity
	30 September 2010			31 March 2010			30 September 2009
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	25.6	11.2	18.0	51.4	14.1	28.5	58.1	23.1	36.2
Foreign exchange risk	5.0	1.0	2.5	8.1	0.6	3.2	10.6	1.2	5.3
Equity risk	0.9	0.3	0.5	1.6	0.4	0.9	2.0	1.0	1.4
Commodity risk(1)	3.3	1.3	1.9	1.9	0.5	1.1	6.4	1.0	3.6
Other market risks(2)	27.5	15.8	19.3	18.3	11.7	14.3	26.0	17.7	21.4
Diversification effect	n/a	n/a	(17.0)	n/a	n/a	(17.6)	n/a	n/a	(29.6)
Net market risk	35.9	17.1	25.2	51.8	18.3	30.4	52.5	22.6	38.3

(1)	Includes electricity risk.
(2)	Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

With Westpac and St.George Bank operating as a single ADI from 1 March 2010, the St.George trading positions are included in the Parent Entity from this date.

Commodity, Carbon and Energy trading

Commodity, Carbon and Energy trading (CCE) activity is part of our Financial Markets business. All trades are marked-to-market daily, using independently sourced or reviewed rates. Rates are compared to Australian Financial Market Association (AFMA) published prices, brokers’ quotes, and futures prices as appropriate. Rates that have limited independent sources are reviewed on a regular basis by the WIB Revaluation Committee. The CCE business is managed within market risk structural and VaR limits. Credit risk is controlled by pre-settlement risk limits by counterparty.

CCE trading activities include electricity, gas, oil, emission, agricultural products, base metals and precious metals. These activities involve dealings in swaps, options, swaptions, Asian options and futures. Energy trading also includes Settlement Residue Auctions (SRAs) and Renewable Energy Certificates (RECs). Trading on the European and US markets is limited to the futures markets.

The total fair value of commodity and energy contracts outstanding as at 30 September 2010 were net assets of $59 million (2009 net assets of $27 million).

27.4.2 Non-traded market risk

Approach

The banking book activities that give rise to market risk include lending activities, balance sheet funding and capital management. Interest rate risk, currency risk and funding and liquidity risk are inherent in these activities. Group Treasury’s Asset and Liability Management (ALM) unit is responsible for managing the interest rate risk arising from these activities.

All material regions, business lines and legal entities are included in Westpac’s Interest Rate Risk in the Banking Book (IRRBB) framework.

Asset and Liability Management

ALM manages the structural interest rate mismatch associated with the transfer priced balance sheet, including the investment of Westpac’s capital to its agreed benchmark duration. A key risk management objective is to achieve reasonable stability of net interest income (NII) over time. These activities are overseen by the independent MRM unit, reviewed by MARCO and conducted within a risk framework and appetite set down by the BRMC.

Material non-traded interest rate risk is managed in three centres: Sydney manages risk associated with the Australian balance sheet, the Wellington office manages risk associated with the New Zealand balance sheet, and the London centre manages risk associated with all other locations. The risk from these three centres is monitored both at a local and aggregate level.

Note 27. Financial risk (continued)

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

NaR limit

The BRMC has approved a NaR limit. This limit is managed by the Group Treasurer and is expressed as a deviation from benchmark hedge levels over a one-year rolling time frame, to a 99% confidence level. This limit is monitored by MRM.

VaR limit

The BRMC has also approved a VaR limit for ALM activities. This limit is managed by the Group Treasurer and monitored by MRM. Additionally, MRM sets structural risk limits to prevent undue concentration of risk.

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

ALCO determines the appropriateness of the foreign exchange earnings hedges and associated limits. The identification and management of structural foreign exchange risk is reported to ALCO monthly.

Risk reporting

IRRBB risk measurement systems and personnel are centralised in Sydney. These include front office product systems, which capture all treasury funding and derivative transactions; the transfer pricing system, which captures all retail transactions in Australia and New Zealand; non-traded VaR systems; and the NII system, which calculates NII and NaR for the Australian and New Zealand balance sheets.

Daily monitoring of current exposure and limit utilisation is conducted independently by MRM, which monitors market risk exposures against VaR and NaR limits. Reports detailing structural positions and VaR are produced and distributed daily for use by dealers and management across all stakeholder groups. Monthly and quarterly reports are produced for the senior management market risk forums of MARCO and the BRMC respectively to provide transparency of material market risks and issues.

NOTES TO THE FINANCIAL STATEMENTS

Note 27. Financial risk (continued)

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

The table below depicts the aggregate VaR for non-traded market rate risk for the six months ended 30 September 2010, 31 March 2010 and 30 September 2009:

Consolidated
	30 September 2010			31 March 2010			30 September 2009
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Half year ended	6.3	1.4	3.6	22.4	1.5	5.4	20.8	1.9	10.3

As at 30 September 2010 the non-traded VaR for the Parent Entity was $3.1 million (31 March 2010 $5.3 million, 30 September 2009 $3.8 million). The St.George banking book positions are included in the Parent Entity from 1 March 2010 as a consequence of becoming a single ADI.

Note 28. Fair values of financial assets and liabilities

Fair valuation control framework

Westpac uses a well established Fair Valuation Control Framework to determine the fair value of financial assets and liabilities. The framework consists of policies and procedures that ensure the Group is in compliance with relevant accounting, industry and regulatory standards. This framework includes details on the approach taken with respect to the revaluation of financial instruments, independent price verification, fair value adjustments and financial reporting.

The method of determining a fair value according to the Fair Valuation Control Framework falls into one of two main approaches:

•         Mark to market
Where the valuation uses independent unadjusted quoted market prices.

•         Mark to model
Where valuation techniques are used to determine the valuation.

Valuation techniques often require adjustments to ensure correct fair value representation. Some of our more significant valuation adjustments include:

•         Credit valuation adjustment: Some market and model derived valuations assume similar credit quality for all counterparties. To correct for this assumption, an adjustment is employed on the majority of derivative positions which reflects the market view of both the counterparty credit risk for derivatives with a positive mark to market and recorded as assets (CVA), and for our own credit risk for derivatives with a negative mark to market and recorded as liabilities (DVA). Westpac uses a Monte Carlo simulation methodology to calculate the expected future credit exposure for all derivative exposures including inputs regarding probabilities of default (PDs) and loss given default (LGD). PDs are derived from market observed credit spreads by reference to credit default swap (CDS) sector curves for the relevant tenors to calculate CVA, and Westpac’s CDS curve for the relevant tenors to calculate DVA. PDs are then applied to the horizon of potential exposures to derive both the CVA and DVA.

•         Bid-offer spreads adjustment: The fair value of financial assets and liabilities should reflect bid prices for assets and offer prices for liabilities. Prices are adjusted to reflect current bid-offer spreads.

•         Single currency basis risk adjustment: Currently some Westpac valuation techniques use projected cash-flows generated from standard curves. Often these standard curves do not fit the payment frequency of the valued instrument. A single currency basis risk adjustment is made to reflect the difference in payment frequency. Observed market data of single currency basis swaps is used to calculate the adjustment.

The fair values of large holdings of financial instruments are based on a multiple of the estimated value of a single instrument, and do not include block adjustments for the size of the holding.

Note 28. Fair values of financial assets and liabilities (continued)

Fair value hierarchy

Westpac categorises all fair value instruments according to the following hierarchy:

•         Quoted market price (Level 1)

This valuation technique uses recent unadjusted quoted prices for identical assets or liabilities in active markets where the price represents actual and regularly occurring market transactions on an arm’s length basis.

Financial instruments included in this class are spot and exchange traded derivatives for commodities, equities, foreign exchange and interest rate products.

•         Valuation technique using observable inputs (Level 2)

This valuation technique is used for financial instruments where quoted market prices are not available so prices are derived from standard valuation models, and inputs to these models are directly observable. The valuation techniques include the use of discounted cash flow analysis, option pricing models and other valuation techniques widely used and accepted by market participants. The financial instruments included in this category are mainly OTC derivatives with observable market inputs and financial instruments with fair value derived from consensus pricing with sufficient contributors. Financial instruments included in the Level 2 category are trading securities including government bonds, State Government bonds, corporate fixed rate bonds and floating rate bonds and derivatives including interest rate swaps, CDSs, FX swaps, equity options and FX options.

•         Valuation technique with significant non-observable inputs (Level 3)

This valuation technique is used where at least one significant input is not observable and reliance is placed on reasonable assumptions based on market conditions. These estimates are calibrated against industry standards, economic models and observable transaction prices where possible. The financial instruments included in this class show illiquidity in the market. Some valuations rely on estimation from related markets or proxies.

Financial Instruments included in the Level 3 category are trading securities, including some asset backed securities and non-Australian dollar denominated State Government bonds.

Valuation techniques, valuation inputs and asset classification

A variety of valuation techniques are used to derive the fair value of each instrument. Mark to market is the preferred valuation technique for all products. However, when markets are illiquid and prices are not quoted, modelling techniques are used to derive fair value. The specific valuation techniques, the observability of the inputs used in valuation models and the subsequent classification for each significant product category are outlined below:

Interest rate products

•         Exchange traded interest rate (IR) options and futures
Exchange traded IR options and futures are liquid and their prices are observable. No modelling or assumptions are used in valuation. Thus, IR options and futures are categorised as Level 1 instruments.

•         Other interest rate derivatives
These are products with a payoff linked to interest rates; for example Bank Bills Swap reset Rate (BBSW), London InterBank Offer Rate (LIBOR) or inflation rates. This category includes interest rate and inflation swaps, swaptions, caps, floors and collars and other complex interest rate derivatives. For these instruments, as market prices are unavailable, Westpac uses valuation models to derive fair value. The models are industry standard and mostly employ a Black-Scholes framework to calculate the expected future value of payments by product, which is discounted back to a present value. The models’ interest rate inputs are benchmark interest rates such as BBSW and active broker quoted interest rates in the swap, bond and futures markets. Interest rate volatilities are sourced through a consensus data provider. As such the input parameters into the models are deemed observable, thus these interest rate derivatives are categorised as Level 2 instruments.

FX products

•         FX Spot and Futures
There are observable markets for spot and futures contracts in major global currencies. No modelling or assumptions are used in valuation of these instruments. These assets are categorised as Level 1 instruments.

•         FX Swaps, Options, Forwards (outright) and other FX derivatives
FX swaps and forwards are not traded on exchanges and options, although some are traded on exchanges, are not generally liquid. FX swap and forward valuations are derived from consensus data providers. Both simple and complex derivatives are valued using industry standard models which revolve around a Black-Scholes framework. The inputs to the calculation include FX spot rates, interest rates and FX volatilities. In general, these inputs are market observable or provided by consensus data providers. Thus, FX swaps, options, forwards and other FX derivatives are categorised as Level 2 instruments.

NOTES TO THE FINANCIAL STATEMENTS

Note 28. Fair values of financial assets and liabilities (continued)

Debt and credit market products

•         Single Name and Index CDS
CDSs are mainly traded OTC, therefore market prices are not always observable. Westpac uses a standard industry model to derive the fair value of CDSs. The main input the model relies on is the credit spread. Credit spreads are obtained from consensus market data providers, thus CDS single name and index are classified as Level 2 assets.

•         Government bonds, State Government bonds, corporate bonds, commercial paper, certificates of deposit and notes
Within this category, most instruments do not have quoted market prices. Westpac uses valuation models to derive the fair value of these instruments. The valuation techniques are standard and mainly use a discounted cashflow approach. The main model inputs are observed instrument data used to derive the discount curves. Thus, Debt market products are classified as Level 2 instruments.

Asset backed products

•         Australian Residential Mortgage Backed Securities (RMBS) denominated in Australian dollars
Australian RMBS are traded OTC, therefore trade price observability is limited. Westpac uses a model to derive the fair value of RMBS. The model follows the industry standard approach to valuing floating rate debt with prepayment features. The main inputs to the model are the trading margin and the weighted average life (WAL) of the security. These inputs are sourced from a consensus data provider. Therefore, Australian issued RMBS denominated in AUD are classified as Level 2 instruments.

•         Australian RMBS denominated in foreign currency and offshore RMBS
Despite the availability of an RMBS model in Westpac, input data for the trading margin on Australian issued RMBS, denominated in foreign currency is considered unreliable. Therefore, proxy data from the Australian denominated RMBS market is used to retrieve the fair value for these instruments.

For offshore RMBS, broker data is used to determine fair value however if trading levels in these instruments is low, both Australian issued RMBS denominated in foreign currency and offshore RMBS are classified as Level 3 instruments.

•         Synthetic credit default obligations (CDOs)
As synthetic CDO prices are not generally available, Synthetic CDOs are valued using a model. The model uses a combination of established analytic and numerical approaches. The model calculates fair value based on observable and unobservable parameters including credit spreads, recovery rates, correlations and interest rates. As some of the model inputs (e.g. correlations) are indirectly implied or unobservable, synthetic CDOs are classified as Level 3 instruments.

•         Cash CDOs, credit linked obligations (CLOs), and other asset backed securities (ABSs)
Cash CDO, CLO and ABS prices are obtained from broker quotes and consensus data providers. Modelling is not used in the valuation as generally there is no information on the underlying asset pool. If consensus pricing data is available these are classified as Level 2 instruments. Otherwise, Cash CDOs, CLOs and other ABSs are classified as Level 3 instruments.

Equity products

•         Cash equities and index
The Australian cash equity market is liquid and cash equities and index prices are listed on the ASX. No modelling or assumptions are used in valuation. Thus, cash equities are categorised as Level 1 assets.

•         Exchange traded equity options, OTC equity options and AUD warrants
Exchange traded equity options and warrants are traded on the ASX. However, currently there is very little liquidity in the market for these instruments. For OTC equity options there is no observable source of pricing. Therefore, industry standard models are used to value options and warrants, which are based on a Black-Scholes framework. The models calculate fair value based on input parameters such as stock prices, dividends, volatilities and interest rates. In general, these input parameters are deemed observable. Thus, exchange traded equity options, OTC equity options and warrants are categorised as Level 2 instruments.

Commodity products

•         Commodity and energy spot and futures and carbon futures
The commodity and energy spot and futures and carbon futures markets are generally liquid and instruments are listed on major global exchanges. Traded commodity and energy spot and futures include metals, agriculture, oil related, power and natural gas. No modelling or assumptions are used in the valuation of these instruments. Thus, commodity and energy spot and futures and carbon futures are categorised as Level 1 instruments.

•         Commodity, carbon and energy swaps
Energy, carbon and commodity swaps are not traded on exchanges and options, although traded on exchanges, are not generally liquid. Therefore, market prices are not regularly observed. Westpac uses models to derive the fair value of these instruments. The models calculate the expected future value of deliveries and payments and discounts them back to a present value. The model inputs include forward curves, volatility surfaces, discount curves and underlying spot and futures prices. Most of these inputs are market observables or provided by consensus data providers. Thus carbon, commodity and energy derivatives are categorised as Level 2 instruments.

Note 28. Fair values of financial assets and liabilities (continued)

Certificates of deposits

The fair value of certificates of deposit are determined using a discounted cash flow analysis using markets rates offered for deposits of similar remaining maturities and are therefore classified as Level 2 instruments.

Debt issues at fair value

Where a quoted price is not available the fair value of debt issues is determined using a discounted cash flow approach, using a discount rate which reflects the terms of the instrument and the timing of cash flows adjusted for market observable changes in the applicable credit rating of Westpac. These instruments are therefore classified as Level 2 instruments.

Disclosure of fair value

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

The table below summarises the attribution of financial instruments to the fair value hierarchy based on the measurement basis after initial recognition:

	Consolidated
	2010				2009
		Valuation	Valuation			Valuation	Valuation
	Quoted	Techniques	Techniques		Quoted	Techniques	Techniques
	Market	(Market	(Non-Market		Market	(Market	(Non-Market
	Prices	Observable)	Observable)	Total	Prices	Observable)	Observable)	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Derivative financial instruments	860	35,233	9	36,102	253	32,906	28	33,187
Trading securities(1)	267	39,699	45	40,011	1,371	41,637	106	43,114
Other financial assets designated at fair value	1,986	826	652	3,464	932	1,467	664	3,063
Available-for-sale securities(2)	412	11,245	51	11,708	442	833	—	1,275
Life insurance assets	11,919	391	—	12,310	11,970	414	—	12,384
Total assets carried at fair value	15,444	87,394	757	103,595	14,968	77,257	798	93,023
Liabilities
Deposits at fair value	—	53,249	—	53,249	—	58,491	—	58,491
Derivative financial instruments	1,179	42,816	44	44,039	75	36,329	74	36,478
Trading liabilities and other financial liabilities designated at fair value	114	4,736	—	4,850	52	10,796	—	10,848
Debt issues at fair value	—	33,218	109	33,327	—	34,272	136	34,408
Total liabilities carried at fair value	1,293	134,019	153	135,465	127	139,888	210	140,225

(1)

In the current year we have revised our presentation and reclassified other bank issued certificates of deposit from receivables due from other financial institutions to trading securities. To improve presentation, we have revised comparative periods. Refer to Note 1(a)(ii) for more details.

(2)

At 30 September 2010 financial instruments with a carrying value of $416 million were included in available-for-sale securities, however as their fair value could not be reliably measured these were carried at cost (2009 $355 million). These amounts have not been included in the table above.

NOTES TO THE FINANCIAL STATEMENTS

Note 28. Fair values of financial assets and liabilities (continued)

	Parent Entity
	2010				2009
		Valuation	Valuation			Valuation	Valuation
	Quoted	Techniques	Techniques		Quoted	Techniques	Techniques
	Market	(Market	(Non-Market		Market	(Market	(Non-Market
	Prices	Observable)	Observable)	Total	Prices	Observable)	Observable)	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Derivative financial instruments	860	35,039	9	35,908	253	30,571	28	30,852
Trading securities(1)	267	37,509	45	37,821	350	34,993	61	35,404
Other financial assets designated at fair value	57	666	601	1,324	21	726	664	1,411
Available-for-sale securities(2)	266	10,637	—	10,903	220	227	—	447
Total assets carried at fair value	1,450	83,851	655	85,956	844	66,517	753	68,114
Liabilities
Deposits at fair value	—	51,802	—	51,802	—	55,632	—	55,632
Derivative financial instruments	1,179	41,754	44	42,977	103	33,177	74	33,354
Trading liabilities and other financial liabilities designated at fair value	114	4,736	—	4,850	52	9,030	—	9,082
Debt issues at fair value	—	28,085	—	28,085	—	29,166	—	29,166
Total liabilities carried at fair value	1,293	126,377	44	127,714	155	127,005	74	127,234

(1)

In the current year we have revised our presentation and reclassified other bank issued certificates of deposit from receivables due from other financial institutions to trading securities. To improve presentation, we have revised comparative periods. Refer to Note 1(a)(ii) for more details.

(2)

At 30 September 2010 financial instruments with a carrying value of $29 million were included in available-for-sale securities, however as their fair value could not be reliably measured these were carried at cost (2009 $15 million). These amounts have not been included in the table above.

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group or Parent Entity’s reported results.

Note 28. Fair values of financial assets and liabilities (continued)

The following table summarises the changes in financial instruments carried at fair value derived from non-market observable valuation techniques (Level 3) for the year ended 30 September 2010:

Reconciliation of non-market observables

	Consolidated 2010
	Derivatives	Trading Securities	Other Financial Assets Designated at Fair Value	Available for Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at beginning of year	28	106	664	—	798	74	136	210
Gains/(losses) on assets/ (Gains)/losses on liabilities recognised in:
Income statements	(1)	(4)	(13)	—	(18)	(15)	11	(4)
Acquisitions	—	—	120	—	120	—	—	—
Issues	—	—	—	—	—	—	—	—
Disposals	—	(62)	(225)	—	(287)	—	—	—
Settlements	(24)	—	—	—	(24)	(18)	(56)	(74)
Transfers into or out of non-market observables	6	5	106	51	168	3	18	21
Balance as at end of year	9	45	652	51	757	44	109	153
Unrealised gains/(losses) recognised in the income statement for financial instruments held as at 30 September 2010	(1)	—	(34)	—	(35)	(15)	11	(4)

	Parent Entity 2010
	Derivatives	Trading Securities	Other Financial Assets Designated at Fair Value	Available for Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at beginning of year	28	61	664	—	753	74	—	74
Gains/(losses) on assets/ (Gains)/losses on liabilities recognised in:
Income statements	(1)	1	(3)	—	(3)	(15)	—	(15)
Acquisitions	—	—	109	—	109	—	—	—
Issues	—	—	—	—	—	—	—	—
Disposals	—	(62)	(225)	—	(287)	—	—	—
Settlements	(24)	—	—	—	(24)	(18)	—	(18)
Transfers into or out of non-market observables	6	45	56	—	107	3	—	3
Balance as at end of year	9	45	601	—	655	44	—	44
Unrealised gains/(losses) recognised in the income statement for financial instruments held as at 30 September 2010	(1)	—	(24)	—	(25)	(15)	—	(15)

NOTES TO THE FINANCIAL STATEMENTS

Note 28. Fair values of financial assets and liabilities (continued)

There have been no significant transfers of financial instruments between Level 1 and Level 2. Transfers into Level 3 have occurred due to unobservability in the significant inputs into the valuation models used to determine the fair value of the related financial instruments.

Day one profit or loss

For financial assets and financial liabilities measured at fair value through the profit or loss, when the transaction price in a non-active market is different to the fair value from other observable current market transactions in the same instrument or based on a valuation technique whose inputs include only data from observable markets, Westpac recognises the difference between the transaction price and the fair value (‘day one’ profit or loss) in the income statement as non-interest income. In cases where use is made of data which is not observable, day one profit or loss is only recognised in the income statement when the inputs become observable, or over the life of the instrument.

The following table summarises the deferral and recognition of day one profit or loss for the Group and the Parent Entity, where a valuation technique has been applied for which not all the inputs are observable in the market:

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Balance at the beginning of the period	11	22	11	22
Deferral on new transactions	1	8	1	8
Recognised in the income statement during the period	(3)	(19)	(3)	(19)
Subsequent to observability	—	—	—	—
Derecognition of the instruments	—	—	—	—
Exchange differences	—	—	—	—
Balance at the end of the period	9	11	9	11

Note 28. Fair values of financial assets and liabilities (continued)

Fair value of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. AASB 7 Financial Instruments Disclosures requires the disclosure of the fair value of those financial instruments not already carried at fair value in the balance sheet. The fair value is the amount for which an asset could be exchanged, or a liability settled, in an arm’s-length transaction between knowledgeable, willing parties. The fair value disclosure does not cover those instruments that are not considered to be financial instruments from an accounting perspective, such as income tax and intangible assets.

The table below summarises the carrying value and fair value of all financial instruments of the Group and the Parent Entity as at 30 September 2010:

	Consolidated
	2010		2009
	Amount	Fair Value	Amount	Fair Value
	$m	$m	$m	$m
Financial assets
Cash and balances with central banks	4,464	4,464	3,272	3,272
Due from other financial institutions	12,588	12,588	9,974	9,974
Derivative financial instruments	36,102	36,102	33,187	33,187
Trading securities(1)	40,011	40,011	43,114	43,114
Other financial assets designated at fair value	3,464	3,464	3,063	3,063
Available-for-sale securities(2)	12,124	12,124	1,630	1,630
Loans (net of impairment provision)	477,655	476,597	463,459	462,879
Life insurance assets	12,310	12,310	12,384	12,384
Regulatory deposits with central banks overseas	1,322	1,322	766	766
Other financial assets	2,671	2,671	2,443	2,443
Total financial assets	602,711	601,653	573,292	572,712
Financial liabilities
Due to other financial institutions	8,898	8,898	9,235	9,235
Deposit at fair value	53,249	53,249	58,491	58,491
Deposits at amortised cost	284,136	284,642	270,965	271,534
Derivative financial instruments	44,039	44,039	36,478	36,478
Trading liabilities and other financial liabilities designated at fair value	4,850	4,850	10,848	10,848
Debt issues at fair value	33,327	33,327	34,408	34,408
Debt issues at amortised cost	117,009	116,845	96,945	97,070
Acceptances	635	635	1,671	1,671
Loan capital	9,632	9,186	11,138	11,143
Other financial liabilities	7,041	7,041	6,057	6,057
Total financial liabilities	562,816	562,712	536,236	536,935

(1)              In the current year we have revised our presentation and reclassified other bank issued certificates of deposit from receivables due from other financial institutions to trading securities. To improve presentation, we have revised comparative periods. Refer to Note 1(a)(ii) for more details.

(2)              At 30 September 2010 financial instruments with a carrying value of $416 million were included in available-for-sale securities, however as their fair value could not be reliably measured these were carried at cost (2009 $355 million). These amounts have not been included in the fair value hierarchy tables, however have been included in the tables above.

NOTES TO THE FINANCIAL STATEMENTS

Note 28. Fair values of financial assets and liabilities (continued)

	Parent Entity
	2010		2009
	Amount	Fair Value	Amount	Fair Value
	$m	$m	$m	$m
Financial assets
Cash and balances with central banks	3,693	3,693	2,578	2,578
Due from other financial institutions	10,047	10,047	6,868	6,868
Derivative financial instruments	35,908	35,908	30,852	30,852
Trading securities(1)	37,821	37,821	35,404	35,404
Other financial assets designated at fair value	1,324	1,324	1,411	1,411
Available-for-sale securities(2)	10,932	10,932	462	462
Loans (net of impairment provision)	431,167	430,091	293,691	292,981
Life insurance assets	—	—	—	—
Regulatory deposits with central banks overseas	1,288	1,288	737	737
Due from subsidiaries	58,295	58,295	83,228	83,228
Other financial assets	2,111	2,111	1,793	1,793
Total financial assets	592,586	591,510	457,024	456,314
Financial liabilities
Due to other financial institutions	8,887	8,887	8,368	8,368
Deposit at fair value	51,802	51,802	55,632	55,632
Deposits at amortised cost	259,760	260,232	180,581	180,847
Derivative financial instruments	42,977	42,977	33,354	33,354
Trading liabilities and other financial liabilities designated at fair value	4,850	4,850	9,082	9,082
Debt issues at fair value	28,085	28,085	29,166	29,166
Debt issues at amortised cost	96,562	95,867	67,604	68,404
Acceptances	635	635	1,392	1,392
Due to subsidiaries	62,463	62,463	45,224	45,224
Loan capital	9,632	9,186	8,832	8,874
Other financial liabilities	6,329	6,329	3,189	3,189
Total financial liabilities	571,982	571,313	442,424	443,532

(1)              In the current year we have revised our presentation and reclassified other bank issued certificates of deposit from receivables due from other financial institutions to trading securities. To improve presentation, we have revised comparative periods. Refer to Note 1(a)(ii) for more details.

(2)              At 30 September 2010 financial instruments with a carrying value of $29 million were included in available-for-sale securities, however as their fair value could not be reliably measured these were carried at cost (2009 $15 million). These amounts have not been included in the fair value hierarchy tables, however have been included in the tables above.

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

Other financial assets and liabilities

For all other financial assets and liabilities, the carrying value approximates to the fair value. These items are either short-term in nature, re-price frequently or are of a high credit rating.

Note 29. Derivative financial instruments

Derivative contracts include forwards, futures, swaps and options, all of which are bilateral contracts or payment exchange agreements, whose values derive from the value of an underlying asset, reference rate or index. Derivatives are flexible and cost-effective tools for assisting in the management of interest rate, exchange rate, commodity, credit and equity exposures.

A forward contract obliges one party to buy and the other to sell a specific underlying product or instrument at a specific price, amount and date in the future. A forward rate agreement (FRA) is an agreement between two parties establishing a contract interest rate on a notional principal over a specified period commencing at a specific future date.

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

A credit default swap (CDS) is a contract that provides for a specified payment to be made to the purchaser of the swap following a defined credit event.

The following terms are used in the remainder of this note to describe the Group and the Parent Entity’s exposure to derivatives. Reference to the Group applies equally to the Parent Entity.

The notional amount is a measure of the volume which may be used for examining changes in derivative activity over time. The notional amount is the face value of the contract and does not reflect the amount at risk, which is generally only a small fraction of this value.

The notional amounts of certain types of financial instruments provide a basis for comparison with instruments recognised on the balance sheet, but do not necessarily indicate the amount of future cash flows involved or the current fair value of the instruments, and therefore do not indicate the Group’s exposure to credit or price risk.

Certain leveraged derivatives include an explicit leverage factor in the payment formula. The leverage factor has the effect of multiplying the notional amount such that the impact of changes in the underlying price or prices may be greater than that indicated by the notional amount alone. The Group has no significant exposure to these types of transactions.

The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in the reference rate or index relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which instruments are favourable or unfavourable and thus the aggregate fair values of derivative financial assets and liabilities can fluctuate significantly from time to time.

The Group uses derivatives in two distinct capacities: as a trader, and as an end-user as part of its asset and liability management activities.

Trading

As a trader, the Group’s primary objective is to derive income from the sale of derivatives to meet Westpac’s customers’ needs. In addition to the sale of derivatives to customers, the Group also undertakes market making and discretionary trading activities. Market making involves providing quotes to other dealers, who reciprocate by providing the Group with their own quotes. This process provides liquidity in the key markets in which the Group operates. The Group also trades on its own account to exploit arbitrage opportunities and market anomalies, as well as to take outright views on market direction. These activities, known as proprietary trading, represent a limited part of the Group’s derivative activities.

Hedging

Hedging the Group’s exposures to interest rate, credit and foreign exchange rate risk is undertaken in the normal course of business by using derivatives. This activity is principally carried out by Group Treasury within the risk management framework of limits, practices and procedures set and overseen by MARCO.

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

NOTES TO THE FINANCIAL STATEMENTS

Note 29. Derivative financial instruments (continued)

a.             Fair value hedges

The Group hedges a proportion of its interest rate risk and foreign exchange risk from medium-term debt issuances through fair value hedges in the form of single currency and cross-currency interest rate derivatives. The Group also hedges part of its interest rate risk of fixed rate assets and liabilities denominated both in local and foreign currencies through the use of interest rate derivatives designated as fair value hedges.

For the Group, the change in the fair value of hedging instruments designated in fair value hedges was $855 million gain (30 September 2009 $494 million loss) while the change in the fair value of hedged items attributed to the hedge risk was $855 million loss (30 September 2009 $497 million gain).

For the Parent Entity, the change in the fair value of hedging instruments designated in fair value hedges was $623 million gain (30 September 2009 $675 million gain) while the change in the fair value of hedged items attributed to the hedge risk was $626 million loss (30 September 2009 $668 million loss).

b.             Cash flow hedges

The Group hedges its exposure to volatility of interest cash flows from floating rate customer deposits and loans through the use of interest rate derivatives.

The Group also hedges its exposure to foreign currency principal and interest cash flows from floating rate medium-term debt issuances through the use of cross-currency derivatives.

Amounts accumulated in other comprehensive income in respect of cash flow hedges are recycled to the income statement when the forecast transaction occurs.

Underlying cash flows from cash flow hedges are, as a proportion of total cash flows, expected to occur in the following periods:

	Less Than	1 Month to	3 Months	1 Year to	2 to	3 to	4 to	Over
	1 Month	3 Months	to 1 Year	2 Years	3 Years	4 Years	5 Years	5 Years
2010
Cash inflows (assets)	1.6%	3.6%	25.0%	15.4%	18.7%	17.4%	12.5%	5.8%
Cash outflows (liabilities)	1.8%	3.8%	26.3%	16.3%	17.6%	17.4%	11.4%	5.4%
2009
Cash inflows (assets)	2.0%	11.2%	18.5%	29.1%	13.3%	13.0%	8.9%	4.0%
Cash outflows (liabilities)	2.1%	10.6%	20.4%	28.5%	13.5%	11.5%	10.1%	3.3%

For the year ended 30 September 2010 a loss on cashflow hedges of $1 million was recognised due to hedge ineffectiveness (30 September 2009 $12 million loss). In the Parent Entity, a loss on cashflow hedges of $1 million was recognised due to hedge ineffectiveness for the year ended 30 September 2010 (30 September 2009 $12 million loss).

c.              Dual fair value and cash flow hedges

The Group hedges foreign currency denominated fixed rate medium-term debt using cross-currency interest rate derivatives, designated as fair value hedges of foreign interest rates and cash flow hedges of foreign exchange rates.

d.             Net investment hedges

The Group hedges the majority of the currency translation risk of net investments in foreign operations through foreign exchange forward contracts. There were no significant changes to the level of hedging during the current year.

Note 29. Derivative financial instruments (continued)

The notional amount and fair value of derivative instruments held for trading and designated in hedge relationships is set out in the following tables:

	Consolidated
	30 September 2010			30 September 2009
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Held for trading
Interest rate
Futures(1)	93,763	—	—	113,220	110	—
Forwards	156,121	54	(31)	77,783	28	(24)
Swaps	900,229	11,560	(10,600)	823,536	12,695	(11,640)
Options	25,317	135	(83)	32,719	155	(128)
Foreign exchange
Forwards	423,536	8,817	(10,255)	348,378	8,108	(9,565)
Swaps	256,152	12,643	(12,609)	177,559	8,260	(7,232)
Options	12,551	194	(223)	15,074	247	(220)
Commodities	3,537	240	(181)	4,674	376	(348)
Equities	802	77	(25)	893	126	(50)
Credit	40,518	376	(389)	29,386	459	(499)
Total held for trading derivatives	1,912,526	34,096	(34,396)	1,623,222	30,564	(29,706)
Fair value hedges
Interest rate
Swaps	26,147	765	(560)	12,277	210	(372)
Foreign exchange
Swaps(2)	34,241	380	(5,326)	36,689	1,373	(4,051)
Total fair value hedging derivatives	60,388	1,145	(5,886)	48,966	1,583	(4,423)
Cash flow hedges
Interest rate
Futures(1)	—	—	—	766	—	—
Swaps	88,394	622	(1,108)	82,660	818	(1,725)
Foreign exchange
Swaps	17,582	186	(2,649)	6,859	219	(614)
Total cash flow hedging derivatives	105,976	808	(3,757)	90,285	1,037	(2,339)
Net investment hedges	2,448	53	—	2,886	3	(10)
Total net investment hedges	2,448	53	—	2,886	3	(10)
Total Derivatives	2,081,338	36,102	(44,039)	1,765,359	33,187	(36,478)

(1)              Futures contract fair value is settled daily with the exchange, as a result of there are no balance sheet amounts.

(2)              Included with foreign exchange swaps are derivatives designated in both cash flow and fair value hedge relationships under the dual designation strategy.

NOTES TO THE FINANCIAL STATEMENTS

Note 29. Derivative financial instruments (continued)

	Parent Entity
	30 September 2010			30 September 2009
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Held for trading
Interest rate
Futures(1)	93,763	—	—	113,220	110	—
Forwards	155,803	41	(31)	77,783	28	(24)
Swaps	908,265	11,666	(10,974)	762,173	11,482	(10,892)
Options	25,317	135	(83)	32,108	152	(127)
Foreign exchange	—	—	—
Forwards	423,704	8,829	(10,226)	348,312	7,881	(9,347)
Swaps	258,088	12,665	(12,583)	176,396	8,237	(7,172)
Options	12,551	194	(223)	14,887	242	(216)
Commodities	3,537	240	(181)	4,674	375	(347)
Equities	802	77	(25)	893	126	(50)
Credit	40,518	376	(389)	29,359	463	(499)
Total held for trading derivatives	1,922,348	34,223	(34,715)	1,559,805	29,096	(28,674)
Fair value hedges
Interest rate
Swaps	22,157	487	(445)	2,110	27	(70)
Foreign exchange
Swaps(2)	32,296	363	(5,316)	20,692	847	(3,043)
Total fair value hedging derivatives	54,453	850	(5,761)	22,802	874	(3,113)
Cash flow hedges
Interest rate
Futures(1)	—	—	—	766	—	—
Swaps	84,798	618	(914)	52,951	660	(945)
Foreign exchange
Swaps	12,895	179	(1,587)	6,859	220	(614)
Total cash flow hedging derivatives	97,693	797	(2,501)	60,576	880	(1,559)
Net investment hedges	1,747	38	—	2,175	2	(8)
Total net investment hedges	1,747	38	—	2,175	2	(8)
Total Derivatives	2,076,241	35,908	(42,977)	1,645,358	30,852	(33,354)

(1)              Futures contract fair value is settled daily with the exchange.

(2)              Included with foreign exchange swaps are derivatives designated in both cash flow and fair value hedge relationships under the dual designation strategy.

Credit derivatives

Through the use of credit derivatives, the Group is exposed to or protected from the risk of default of the underlying entity referenced by the derivative, dependant on whether the Group is a purchaser or seller of credit protection. The primary credit derivatives used by the Group are CDSs, which are predominately executed with other financial institutions.

Note 29. Derivative financial instruments (continued)

Credit derivatives are primarily entered into to facilitate institutional customer transactions and to manage our credit risk exposures. The notional amount and fair value of credit derivatives is presented in the following tables:

	Consolidated
	2010			2009
	Notional	Fair Value Asset	Fair Value Liability	Notional	Fair Value Asset	Fair Value Liability
	$m	$m	$m	$m	$m	$m
Credit protection bought(1)	20,918	71	(298)	15,526	84	(381)
Credit protection sold	19,582	310	(91)	13,860	375	(118)
Total(2)	40,500	381	(389)	29,386	459	(499)

(1)              Counterparties to derivatives relating to credit protected purchased are predominantly financial institutions.

(2)              The table above does not include total return swaps included with credit derivatives in the previous table.

	Parent Entity
	2010			2009
	Notional	Fair Value Asset	Fair Value Liability	Notional	Fair Value Asset	Fair Value Liability
	$m	$m	$m	$m	$m	$m
Credit protection bought(1)	20,918	71	(298)	15,526	84	(381)
Credit protection sold	19,582	310	(91)	13,833	379	(118)
Total(2)	40,500	381	(389)	29,359	463	(499)

(1)              Counterparties to derivatives relating to credit protected purchased are predominantly financial institutions.

(2)              The table above does not include total return swaps included with credit derivatives in the previous table.

Note 30. Capital adequacy

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

Australian banks are required to maintain a minimum ratio of capital to risk-adjusted assets of at least 8%. At least half of this capital must be in the form of Tier 1 capital. Subject to certain limitations, Tier 1 capital consists of paid-up share capital, retained profits, certain reserves and other equity instruments, less the deduction of certain intangible assets, capitalised expenses and software, and retained earnings in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes. The balance of eligible capital is defined as supplementary or Tier 2 capital. Supplementary capital includes, subject to limitations, mandatory convertible notes, perpetual floating rate notes and like instruments, and term subordinated debt (provided such term debt is not in excess of 50% of Tier 1 capital) less a deduction for holdings of Westpac’s own subordinated debt. Deductions with equal scaling at Tier 1 and Tier 2 include capital invested or guarantees or similar support provided to entities involved in securitisation, in insurance and funds management, controlled entities not already deducted at Tier 1 level, excess investments in non-subsidiary entities and any shortfall of provisions compared to regulatory expected loss.

Westpac’s capital ratios are in compliance with APRA minimum capital adequacy requirements.

Capital management strategy

Westpac’s approach seeks to balance the fact that capital is an expensive form of funding with the need to be adequately capitalised as an ADI. Westpac considers the need to balance efficiency, flexibility and adequacy when determining sufficiency of capital and when developing capital management plans.

Westpac evaluates these considerations through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

•         the development of a capital management strategy including target capital ratios, capital buffers and contingency plans which guide the development of specific capital plans;

•         consideration of both economic and regulatory capital driven requirements;

•         a process which challenges the capital measures, coverage and requirements which incorporates a comparison of economic and regulatory requirements and the use of the Quantitative Scenario Analysis (stress testing) framework that considers, amongst other things, the impact of adverse economic scenarios that threaten the achievement of planned outcomes; and

•         consideration of the perspectives of external stakeholders such as regulators, rating agencies and equity investors.

NOTES TO THE FINANCIAL STATEMENTS

Note 31. Securitisation

Westpac derives rewards and has exposure to risks from various forms of securitisation structures:

•         own asset securitisation; and

•         customer funding conduits.

Own assets securitised

Securitisation is a funding, liquidity and capital management tool. Securitisation provides Westpac the option to liquefy a pool of assets and increase the Group’s wholesale funding capacity. Westpac may provide arm’s length facilities to the securitisation vehicles. The facilities entered into typically include the provision of liquidity, funding and derivative contracts.

Where the Parent Entity and the Group have continuing involvement with the securitisation vehicle, through on-going exposure to the risks and rewards associated with the assets, the provision of derivatives, liquidity facilities and trust management and operational services, the originated assets remain recognised on the balance sheet for accounting purposes, and Westpac consolidates the securitisation vehicles.

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

Revenue from securitisation structures

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

The interest rate and basis risk generated by Westpac’s provision of hedge arrangements to securitisation vehicles are captured and managed in Westpac’s ALM framework. The risk generated by Westpac’s provision of liquidity and redraw facilities to own asset vehicles is captured and managed within Treasury’s liquidity risk policies along with all other contingent liquidity facilities.

Funding and liquidity management

Exposure to and the impact of securitisation transactions are managed under the Market and Liquidity Risk Management Framework and are integrated into routine reporting for capital and liquidity positions, net interest margin analysis, balance sheet forecasting and funding scenario testing. The Group’s funding plan incorporates consideration of overall liquidity risk limits and the level of securitisation of Westpac originated assets. Westpac provided undrawn liquidity facilities to the customer funding conduit of $2,400 million at 30 September 2010 (30 September 2009 $2,400 million). Similarly undrawn funding and liquidity facilities of $291 million were provided by Westpac (30 September 2009 $206 million) for the securitisation of its own assets.

Note 31. Securitisation (continued)

The table below presents assets securitised by the Group:

	Consolidated
	2010			2009
		Customer			Customer
	Own Assets	Conduits	Total	Own Assets	Conduits	Total
	$m	$m	$m	$m	$m	$m
Residential mortgage	11,640	2,370	14,010	13,555	2,279	15,834
Auto and equipment finance	316	—	316	701	—	701
Other assets securitised	—	71	71	—	166	166
Other(1)	688	—	688	734	—	734
Total	12,644	2,441	15,085	14,990	2,445	17,435

(1)              This reflects cash and accrued income held by the own asset securitisation vehicles, which have not yet been distributed to noteholders.

The table below presents assets securitised by the Parent Entity:

	Parent Entity
	2010			2009
		Customer			Customer
	Own Assets(1)	Conduits	Total	Own Assets	Conduits	Total
	$m	$m	$m	$m	$m	$m
Residential mortgage	44,965	—	44,965	30,621	—	30,621
Auto and equipment finance	—	—	—	—	—	—
Other assets securitised	—	—	—	—	—	—
Other(2)	2,176	—	2,176	1,116	—	1,116
Total	47,141	—	47,141	31,737	—	31,737

(1)              Own assets securitised by the Parent Entity include internal mortgage backed securitisation $33,325 million (30 September 2009 $27,438 million) which are available for external issuance and qualifies for repurchase with the RBA.

(2)              This reflects cash and accrued income held by the own asset securitisation vehicles, which have not yet been distributed to noteholders.

The table below presents the underlying liabilities of the Group as a result of the securitisation of assets:

	Consolidated
	2010			2009
		Customer			Customer
	Own Assets	Conduits	Total	Own Assets	Conduits	Total
	$m	$m	$m	$m	$m	$m
Notes issued	11,227	2,415	13,642	14,193	2,440	16,633

The table below presents the underlying liabilities of the Parent Entity as a result of the securitisation of assets:

	Parent Entity
	2010			2009
		Customer			Customer
	Own Assets	Conduits	Total	Own Assets	Conduits	Total
	$m	$m	$m	$m	$m	$m
Due to subsidiaries	45,674	—	45,674	31,473	—	31,473

Certain own asset securitisation and customer funding conduit notes have been issued in foreign currencies and have been translated to Australian dollars using the spot foreign exchange rate on the balance sheet date. These foreign exchange exposures are fully hedged with foreign exchange derivatives. Associated derivatives are not presented in the tables above and explain the mismatch between assets securitised and notes issued.

NOTES TO THE FINANCIAL STATEMENTS

Note 32. Group segment information

The accounting standard AASB 8 was applied for the first time during the year ended 30 September 2010. This standard requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing the financial performance of our divisions internally, Westpac uses a measure of performance it refers to as ‘Cash Earnings’. To calculate Cash Earnings, Westpac adjusts the statutory results for the items outlined below. Westpac believes Cash Earnings allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies. Three categories of adjustments are made to statutory results to determine Cash Earnings:

•         material items that key decision makers believe do not reflect ongoing operations;

•         items that are not considered when dividends are recommended, such as the amortisation of intangibles and economic hedging impacts; and

•         accounting reclassifications between individual line items that do not impact statutory results, such as policy holder tax recoveries.

The basis of segment reporting reflects the management of the business, rather than the legal structure of the Group. The operating segment results have been presented on a management reporting basis and consequently internal charges and transfer pricing adjustments have been reflected in the performance of each operating segment. Inter-segment pricing is determined on an arms length basis.

Reportable operating segments

The business segments are defined by the customers they service and the services they provide:

•         Westpac Retail & Business Banking is responsible for sales and service for our consumer, small-to-medium enterprise customers and commercial customers in Australia under the Westpac and RAMS brands;

•         Westpac Institutional Bank delivers a broad range of financial services to commercial, corporate, institutional and government customers either based in or with interests in Australia and New Zealand. Customers are supported through Westpac branches and subsidiaries located in Australia, New Zealand, New York, London and Asia;

•         St.George Bank is responsible for sales and service for our consumer, business and corporate customers in Australia under the St.George brand;

•         BT Financial Group (Australia) is the wealth management arm of the Group which, following the merger with St.George Bank Limited, also includes the wealth division of St.George. BTFG’s brands include Advance Asset Management, Asgard, BT, BT Investment Management (60% owned by the Group and consolidated in BTFG’s Funds Management business), Licensee Select, Magnitude, Ascalon, Securitor, and the advice, private banking and insurance operations of BankSA, St.George and Westpac RBB;

•         New Zealand Banking is responsible for sales and service of banking, wealth and insurance products for consumers and small to medium business customers in New Zealand. Banking products are provided under the Westpac brand while wealth and insurance products are provided by Westpac Life New Zealand and BT New Zealand. Institutional customers are supported by the New Zealand Institutional Bank, the results of which appear in WIB; and

•         Other Divisions include Pacific Banking, Group Treasury, Product & Operations, Technology and Core Support. The majority of the direct operating expenses of Other are recharged back to the business segments.

Note 32. Group segment information (continued)

The tables below present the segment results on a Cash Earnings basis:

	Consolidated 2010
	Westpac
	Retail &	Westpac		BT Financial
	Business	Institutional	St.George	Group	New
	Banking	Bank	Bank	(Australia)	Zealand	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	5,132	1,776	2,668	257	957	1,065	11,855
Non-interest income	1,014	1,519	572	1,475	277	198	5,055
Total operating income before operating expenses and impairment charges on loans	6,146	3,295	3,240	1,732	1,234	1,263	16,910
Operating expenses	(3,045)	(1,038)	(1,242)	(866)	(592)	(189)	(6,972)
Impairment charges on loans	(589)	(123)	(511)	(12)	(276)	55	(1,456)
Profit before income tax	2,512	2,134	1,487	854	366	1,129	8,482
Income tax expense	(756)	(620)	(446)	(251)	(106)	(358)	(2,537)
Profit attributable to non-controlling interests	—	—	—	(8)	(2)	(56)	(66)
Cash Earnings for the year	1,756	1,514	1,041	595	258	715	5,879
Net Cash Earnings adjustments	—	—	(129)	(17)	—	613	467
Net profit attributable to equity holders of Westpac Banking Corporation	1,756	1,514	912	578	258	1,328	6,346
Total assets	243,690	99,155	134,010	27,530	38,975	74,917	618,277
Total liabilities	134,729	93,789	85,560	28,391	23,612	212,078	578,159
Acquisition of property, plant and equipment, goodwill and other intangible assets	112	65	69	42	68	518	874

	Consolidated 2009
	Westpac
	Retail &	Westpac		BT Financial
	Business	Institutional	St.George	Group	New
	Banking	Bank	Bank	(Australia)	Zealand	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	4,943	1,761	2,313	263	1,007	1,214	11,501
Non-interest income	1,274	1,249	589	1,284	332	104	4,832
Total operating income before operating expenses and impairment charges on loans	6,217	3,010	2,902	1,547	1,339	1,318	16,333
Operating expenses	(2,943)	(1,011)	(1,027)	(829)	(604)	(120)	(6,534)
Impairment charges on loans	(551)	(1,516)	(547)	(17)	(466)	(141)	(3,238)
Profit before income tax	2,723	483	1,328	701	269	1,057	6,561
Income tax expense	(815)	(144)	(398)	(213)	(73)	(335)	(1,978)
Profit attributable to non-controlling interests	—	—	—	(4)	(2)	(65)	(71)
Cash Earnings for the year	1,908	339	930	484	194	657	4,512
Net Cash Earnings adjustments	—	—	(113)	(15)	—	(938)	(1,066)
Net profit attributable to equity holders of Westpac Banking Corporation	1,908	339	817	469	194	(281)	3,446
Total assets	219,624	114,639	127,585	26,085	40,128	61,526	589,587
Total liabilities	123,544	101,065	81,876	25,460	24,015	197,056	553,016
Acquisition of property, plant and equipment, goodwill and other intangible assets	429	569	6,551	1,202	66	748	9,565

NOTES TO THE FINANCIAL STATEMENTS

Note 32. Group segment information (continued)

	Consolidated 2008
	Westpac
	Retail &	Westpac		BT Financial
	Business	Institutional	St.George	Group	New
	Banking	Bank	Bank	(Australia)	Zealand	Other	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	4,287	1,248		111	970	607	7,223
Non-interest income	1,356	1,110		1,096	355	162	4,079
Total operating income before operating expenses and impairment charges on loans	5,643	2,358		1,207	1,325	769	11,302
Operating expenses	(2,787)	(902)		(645)	(599)	(128)	(5,061)
Impairment charges on loans	(352)	(341)		(4)	(143)	(91)	(931)
Profit before income tax	2,504	1,115		558	583	550	5,310
Income tax expense	(752)	(319)		(155)	(185)	(100)	(1,511)
Profit attributable to non-controlling interests	—	—		(4)	(3)	(66)	(73)
Cash Earnings for the year	1,752	796		399	395	384	3,726
Net Cash Earnings adjustments	—	—		—	—	133	133
Net profit attributable to equity holders of Westpac Banking Corporation	1,752	796		399	395	517	3,859
Total assets	193,925	119,040		22,660	39,939	64,112	439,676
Total liabilities	106,832	82,704		23,967	23,534	183,168	420,205
Acquisition of property, plant and equipment, goodwill and other intangible assets	206	56		37	71	304	674

Note 32. Group segment information (continued)

Reconciliation of cash earnings to net profit

Consolidated 2010

	Cash Earnings for the Year	Policyholder Tax Recoveries	Hybrid Revaluations(1)	Treasury Shares(2)	Ineffective Hedges(3)	Merger Transaction and Integration Expense(4)
	$m	$m	$m	$m	$m	$m
Net interest income	11,855	—	—	—	(1)	(3)
Non-interest income	5,055	(12)	13	12	10	—
Total operating income before operating expenses and impairment charges on loans	16,910	(12)	13	12	9	(3)
Operating expenses	(6,972)	—	—	—	—	(236)
Impairment charges on loans	(1,456)	—	—	—	—	—
Profit before income tax	8,482	(12)	13	12	9	(239)
Income tax expense	(2,537)	12	(27)	(2)	(3)	72
Profit attributable to non-controlling interests	(66)	—	—	—	—	—
Cash Earnings for the year	5,879	—	(14)	10	6	(167)

Consolidated 2009

	Cash Earnings for the Year	Policyholder Tax Recoveries	Hybrid Revaluations(1)	Treasury Shares(2)	Ineffective Hedges(3)	Merger Transaction and Integration Expense(4)
	$m	$m	$m	$m	$m	$m
Net interest income	11,501	—	—	—	(9)	(1)
Non-interest income	4,832	7	43	(35)	3	—
Total operating income before operating expenses and impairment charges on loans	16,333	7	43	(35)	(6)	(1)
Other operating expenses	(6,534)	—	—	—	—	(334)
Impairment charges on loans	(3,238)	—	—	—	—	—
Profit before income tax	6,561	7	43	(35)	(6)	(335)
Income tax expense	(1,978)	(7)	(38)	3	2	101
Profit attributable to non-controlling interests	(71)	—	—	—	—	—
Cash Earnings for the year	4,512	—	5	(32)	(4)	(234)

Consolidated 2008

	Cash Earnings for the Year	Policyholder Tax Recoveries	Hybrid Revaluations(1)	Treasury Shares(2)	Ineffective Hedges(3)	Merger Transaction and Integration Expense(4)
	$m	$m	$m	$m	$m	$m
Net interest income	7,223	—	—	—	(1)
Non-interest income	4,079	(198)	45	29	3	—
Total operating income before operating expenses and impairment charges on loans	11,302	(198)	45	29	2	—
Other operating expenses	(5,061)	—	—	—	—	(13)
Impairment charges on loans	(931)	—	—	—	—	—
Profit before income tax	5,310	(198)	45	29	2	(13)
Income tax expense	(1,511)	198	12	(4)	(1)	2
Profit attributable to non-controlling interests	(73)	—	—	—	—	—
Cash Earnings for the year	3,726	—	57	25	1	(11)

NOTES TO THE FINANCIAL STATEMENTS

Consolidated 2010

	Fair Value Gain/(Loss) on Economic Hedges(5)	Amortisation of Intangible Assets(6)	NZ Structured Finance Transactions(7)	Fair Value Amortisation of Financial Instruments(8)	Tax Consolidation adjustment(9)	Total Cash Earnings Adjustments	Net Profit for the Year
	$m	$m	$m	$m	$m	$m	$m
Net interest income	(66)	—	—	57	—	(13)	11,842
Non-interest income	(10)	—	—	—	—	13	5,068
Total operating income before operating expenses and impairment charges on loans	(76)	—	—	57	—	—	16,910
Operating expenses	—	(208)	—	—	—	(444)	(7,416)
Impairment charges on loans	—	—	—	—	—	—	(1,456)
Profit before income tax	(76)	(208)	—	57	—	(444)	8,038
Income tax expense	23	62	106	(17)	685	911	(1,626)
Profit attributable to non-controlling interests	—	—	—	—	—	—	(66)
Cash Earnings for the year	(53)	(146)	106	40	685	467	6,346

Consolidated 2009

	Fair Value Gain/(Loss) on Economic Hedges(5)	Amortisation of Intangible Assets(6)	NZ Structured Finance Transactions(7)	Fair Value Amortisation of Financial Instruments(8)	Other Non- Statutory Adjustments(11)	Total Cash Earnings Adjustments	Net Profit for the Year
	$m	$m	$m	$m	$m	$m	$m
Net interest income	—	—	—	155	—	145	11,646
Non-interest income	9	—	—	—	—	27	4,859
Total operating income before operating expenses and impairment charges on loans	9	—	—	155	—	172	16,505
Other operating expenses	—	(182)	—	—	(121)	(637)	(7,171)
Impairment charges on loans	—	—	—	—	—	—	(3,238)
Profit before income tax	9	(182)	—	155	(121)	(465)	6,096
Income tax expense	(2)	54	(703)	(47)	36	(601)	(2,579)
Profit attributable to non-controlling interests	—	—	—	—	—	—	(71)
Cash Earnings for the year	7	(128)	(703)	108	(85)	(1,066)	3,446

Consolidated 2008

	Fair Value Gain/(Loss) on Economic Hedges(5)	Gain from BTIM and VISA IPO(10)	Other Non- Statutory Adjustments(11)	Total Cash Earnings Adjustments	Net Profit for the Year
	$m	$m	$m	$m	$m
Net interest income	—	—	—	(1)	7,222
Non-interest income	(6)	431	—	304	4,383
Total operating income before operating expenses and impairment charges on loans	(6)	431	—	303	11,605
Other operating expenses	—	(58)	(323)	(394)	(5,455)
Impairment charges on loans	—	—	—	—	(931)
Profit before income tax	(6)	373	(323)	(91)	5,219
Income tax expense	2	(82)	97	224	(1,287)
Profit attributable to non-controlling interests	—	—	—	—	(73)
Cash Earnings for the year	(4)	291	(226)	133	3,859

Note 32. Group segment information (continued)

	Year Ended	Year Ended	Year Ended
	30 September 2010	30 September 2009	30 September 2008
	$m	$m	$m
Cash Earnings for the year	5,879	4,512	3,726
Cash Earnings adjustments:
Hybrid instruments(1)	(14)	5	57
Treasury shares(2)	10	(32)	25
Ineffective hedges(3)	6	(4)	1
Merger transaction and integration expenses(4)	(167)	(234)	(11)
Fair value gain/(loss) on economic hedges(5)	(53)	7	(4)
Amortisation of intangible assets(6)	(146)	(128)	—
NZ structured finance transactions(7)	106	(703)	—
Fair value amortisation of financial instruments(8)	40	108	—
Tax consolidation adjustment(9)	685	—	—
Gain from BTIM IPO and VISA IPO(10)	—	—	291
Other non-statutory adjustments(11)	—	(85)	(226)
Total Cash Earnings adjustments	467	(1,066)	133
Net profit for the year	6,346	3,446	3,859

(1)         Adjustment for economic hedges, including associated tax effects impacting the foreign currency translation reserve, relating to hybrid instruments classified as non-controlling interests. The hybrid instrument is not fair valued, however, the hedge is fair valued and therefore there is a mismatch in the timing of income recognition in the statutory results. The mismatch is added back in deriving Cash Earnings as it does not affect the Group’s profits over time.

(2)         Under A-IFRS, Westpac shares held by the Group in managed funds and life business are deemed to be treasury shares and the results of holding these shares are not permitted to be recognised as income. In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in deriving income.

(3)         The gain/(loss) on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain/(loss) arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time.

(4)         As part of the merger with St.George, transaction and integration expenses incurred over three years are being treated as Cash Earnings adjustments as they do not impact the earnings expected from St.George following the integration period.

(5)         Fair value gain/(loss) on other economic hedges (which do not qualify for hedge accounting under A-IFRS) comprise:

•         the unrealised fair value gain/(loss) on hedges of future New Zealand earnings impacting non-interest income is reversed in deriving Cash Earnings in the current period as it may potentially create a material timing difference on reported earnings. The Cash Earnings adjustment ensures that this does not affect the Group’s profits over the life of the hedge;

•         the unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings in the current period as it may potentially create a material timing difference on reported earnings. The Cash Earnings adjustment ensures that this does not affect the Group’s profits over the life of the hedge; and

•         the unrealised fair value gains/(losses) on cross currency swaps hedging accrual accounted term funding transactions are reversed in deriving Cash Earnings in the current period as it may potentially create a material timing difference on reported earnings but does not affect the Group’s profits over the life of the hedge.

(6)         The merger with St.George resulted in the recognition of core deposit intangibles and customer relationship intangible assets that are amortised over their useful lives, ranging between five and nine years. The amortisation of intangible assets (excluding software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders.

(7)         In the year ended 30 September 2009, the Group increased tax provisioning by $703 million for New Zealand structured finance transactions entered into between 1998 and 2002. The increase in the provision followed the High Court in New Zealand finding in favour of the CIR in proceedings where Westpac challenged amended tax assessments in relation to these transactions. Due to the significant size and historical nature of the issue, the provision was treated as a Cash Earnings adjustment. In the year ended 30 September 2010, the Group reached a settlement with the CIR by agreeing to pay 80% of the full amount of primary tax and interest. The associated reversal of tax provisions of $106 million in the year ended 30 September 2010 has also been treated as a Cash Earnings adjustment.

(8)         The accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flows that and do not affect cash distributions available to shareholders.

(9)         Finalisation of a component of tax consolidation related to the merger with St.George gave rise to an income tax expense adjustment of $685 million for the year ended 30 September 2010. The tax consolidation process required Westpac to reset the tax value of certain St.George assets to the appropriate market value of those assets as at the time of tax consolidation (31 March 2009). This has been treated as a Cash Earnings adjustment due to its size and it does not reflect ongoing operations.

NOTES TO THE FINANCIAL STATEMENTS

Note 32. Group segment information (continued)

(10)  In the year ended 30 September 2008, the gains associated with the IPO of BTIM ($136 million, $86 million after tax), the IPO of Visa Inc. ($295 million, $205 million after tax) and merger transaction expenses and related integration expenses were treated as cash earnings adjustments as they were non-recurring and did not reflect the ongoing operations of the Group.

(11)  Other non-statutory adjustments comprise:

•         in the year ended 30 September 2009, a provision of $121 million ($85 million after tax) with respect to long-standing legal proceedings, where judgments were received in the full year ended 30 September 2009. This was treated as a Cash Earnings adjustment due to its size and historical nature of the proceedings; and

•         in the year ended 30 September 2008, one-off expenses related to efficiency initiatives and capitalised expense reviews were treated as Cash Earnings adjustments, as these were deemed to be material items that did not reflect on-going operations.

Revenue from Products and Services

Details of revenue from external customers by product or service are disclosed in Notes 2 and 3.

Secondary reporting — geographic segments

Geographic segments are based on the location of the office in which the following items are recognised:

	2010		2009		2008
	$m	%	$m	%	$m	%
Revenue
Australia	35,376	90.2	30,003	85.0	28,185	84.3
New Zealand	3,592	9.2	4,705	13.3	4,529	13.5
Other(2)	251	0.6	597	1.7	750	2.2
Total	39,219	100.0	35,305	100.0	33,464	100.0
Non-current assets(1)
Australia	11,912	95.2	11,794	94.9	2,860	81.8
New Zealand	564	4.5	593	4.8	582	16.7
Other(2)	38	0.3	42	0.3	52	1.5
Total	12,514	100.0	12,429	100.0	3,494	100.0

(1)         Non-current assets includes property, plant and equipment, goodwill and other intangible assets.

(2)         Other includes Pacific Islands, Asia, the Americas and Europe.

Note 33. Auditor’s remuneration

During the financial year, the auditor of the Group and Parent Entity, PricewaterhouseCoopers (PwC), and its related practices earned the following remuneration including goods and services tax:

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$’000	$’000	$’000	$’000
PwC — Australian firm
Audit and review of financial reports of Westpac Banking Corporation or any entity in the Group	13,309	14,603	12,830	12,617
Other audit-related work	1,706	1,537	1,706	1,425
Total audit and other assurance services	15,015	16,140	14,536	14,042
Taxation	178	145	178	123
Other services	761	1,098	761	911
Total remuneration paid to PwC — Australian firm	15,954	17,383	15,475	15,076

Related practices of PwC
Audit and review of financial reports of Westpac Banking Corporation or any entity in the Group	3,070	2,732	258	653
Other audit-related work	50	122	—	—
Total audit and other assurance services	3,120	2,854	258	653
Taxation	189	230	20	6
Other services	—	5	—	5
Total remuneration paid to related practices of PwC	3,309	3,089	278	664
Total remuneration paid to PwC	19,263	20,472	15,753	15,740

Note 33. Auditor’s remuneration (continued)

For compliance with US disclosure requirements, remuneration to the external auditor, including goods and services tax, for the years ended 30 September 2010 and 2009 is summarised from the table above as follows:

	2010	2009
	$’000	$’000
Audit fees	16,379	17,335
Non-audit fees:
Audit-related fees	1,756	1,659
Tax fees	367	375
All other fees	761	1,103
Total non-audit fees	2,884	3,137
Total fees paid to PwC	19,263	20,472

It is Westpac’s policy to engage the external auditors on assignments additional to their statutory audit duties, only if their independence is not impaired or seen to be impaired, and where their expertise and experience with Westpac is important. All services were approved by the Audit Committee in accordance with the pre-approval policy and procedures.

In the tables above, audit services include the audit of the year end and review of the half year statutory reports and comfort letters associated with debt issues and capital raisings for the Parent Entity, its controlled entities and the consolidated Group.

Audit-related services include consultations regarding accounting standards and reporting requirements and regulatory compliance reviews.

Taxation services include tax compliance and tax advisory services.

Other services include consultation services in relation to the APRA Standard Implementation project and Westpac’s compliance with the new APRA remuneration and governance requirements and the provision and delivery of a credit risk training program for St.George.

The external auditor, PwC, also provides audit and non-audit services to non-consolidated entities including non-consolidated securitisation vehicles sponsored by the Group, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of their services were approximately $8.6 million in total (2009 $6.3 million). PricewaterhouseCoopers may also provide audit and non-audit services to other entities in which Westpac holds a minority interest, and which are not consolidated. Westpac is not aware of the amount of any fees paid by those entities.

NOTES TO THE FINANCIAL STATEMENTS

Note 34. Expenditure commitments

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Commitments for capital expenditure not provided for in the financial statements
Payable within one year	23	20	—	—
Payable later than one year but not later than five years	—	—	—	—
Payable after five years	—	—	—	—
Total commitments for capital expenditure not provided for in the financial statements	23	20	—	—
Lease commitments (all leases are classified as operating leases)
Premises and sites	2,265	1,947	1,967	1,316
Furniture and equipment	6	5	1	2
Total lease commitments	2,271	1,952	1,968	1,318
Due within one year	413	380	362	253
Due after one year but not later than five years	1,163	983	1,033	668
Due after five years	695	589	573	397
Total lease commitments	2,271	1,952	1,968	1,318
Other expenditure commitments(1)
Payable within one year	480	740	414	639
Payable later than one year but not later than five years	444	583	370	366
Payable after five years	126	60	126	35
Total other expenditure commitments	1,050	1,383	910	1,040

(1)         Amounts presented for other expenditure commitments represent the estimated spend on Westpac’s significant contracts over their remaining term. This would differ from the contractually committed amount.

As at 30 September 2010, the total future minimum lease payments expected to be received by the Group and Parent Entity from non-cancellable sub-leases was $30 million (2009 $36 million) and $29 million (2009 $18 million) respectively.

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

Service agreements

The maximum contingent liability for termination benefits in respect of service agreements with the Chief Executive Officer and other Group Key Management Personnel at 30 September 2010 was $13.8 million (2009 $13.4 million).

Significant long term contracts

On 27 July 2010, Westpac entered into a lease and services agreement for a purpose built Data Centre in Western Sydney. This agreement is for a period of 15 years with two further five year option periods.

On 28 June 2010, Westpac extended its agreement with FDR Australia Limited to provide a managed service for cards processing until 2019. This involves managing the application within the Westpac/IBM environment. FDR Australia Limited is now providing services for Westpac’s Australasian cards processing in phases since October 2002. Westpac retains control of its cards sales, credit, collections and customer service functions.

On 22 December 2009, Westpac entered into a five year master services agreement with United Group Services Pty Limited for the provision of real estate services, facilities management, workplace management, program management, finance and critical site operational management. The contract commenced on 1 April 2010.

On 1 October 2009, Westpac entered into a three year agreement with Stream Solutions (Holdings) Pty Limited to provide Westpac’s end to end print management services.

Note 34. Expenditure commitments (continued)

On 22 September 2009, Westpac entered into a two year mortgage services agreement with Unisys Credit Services Pty Limited to provide post settlement back office servicing. The contract commenced on 1 November 2009.

On 31 March 2009, St.George extended the term of the contract with IBM Daksh Business Process Services Private Limited by three years to September 2016. This contract commenced on 18 September 2006 with an original seven year term for the provision of business process outsourcing services.

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

On 17 September 2006, Westpac renewed its agreement with Cash Services Australia (CSA) for a term of five years and nine months. CSA will continue to provide key operational services as well as commercial and operational governance of cash-in-transit providers.

On 1 December 2005, Westpac renewed its managed network service agreement with Telstra Corporation (Telstra) for a further five year term. Under this agreement Telstra will provide voice, data and video services for corporate and retail banking in Australia and the Pacific Region. In October 2010, the agreement was extended for a further 12 month term, expiring December 2011.

On 4 February 2005, Westpac, in conjunction with the National Australia Bank and the Commonwealth Bank of Australia, entered into a 12 year arrangement with Fiserv Solutions Australia Pty Limited for the provision of voucher (cheque) processing services.

On 1 October 2001, Westpac entered into a ten year agreement with HP Enterprise Services Pty Limited whereby they will provide mortgage and other processing services in connection with the mortgage loan portfolio.

On 3 December 2000, Westpac entered into a ten year contract with IBM Global Services Australia relating to the management of the core banking technology operations in Australia, New Zealand and the Pacific Bank. In September 2010, the term of the agreement was extended until April 2011.

Commitments in relation to long term contracts are included in other expenditure commitments above.

Note 35. Superannuation commitments

Westpac had the following defined benefit plans at 30 September 2010:

Name of Plan	Type	Form of benefit	Date of last actuarial assessment of the funding status
Westpac Staff Superannuation Plan (WSSP)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2009
Westpac New Zealand Superannuation Scheme (WNZS)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2010
M&F Defined Benefit Category of the St.George Staff sub-plan of the Plum Superannuation Fund (SGPSF)	Defined benefit	Guaranteed return	30 June 2009
Westpac Banking Corporation UK Staff Superannuation Scheme (UKSS)	Defined benefit	Indexed pension and lump sum	5 April 2009
Westpac UK Medical Benefits Scheme	Defined benefit	Medical benefits	1 June 2009

All of the defined benefit sections of the schemes are closed to new members.

Contributions

Funding recommendations are made based on the Attained Age Method, which impacts the timing of contribution requirements and assumes that the plans will not be discontinued.

NOTES TO THE FINANCIAL STATEMENTS

Note 35. Superannuation commitments (continued)

The specific contributions for each of the plans are set-out below:

•         WSSP — contributions are made to the WSSP at the rate of 11.5% of members’ salaries.

•         WNZS — contributions are made to the WNZS at the rate of 12% of members’ salaries.

•         SGPSF — contributions are made to the SGPSF at the rate of 12.5% of members’ salaries.

•         UKSS — contributions are made to the UKSS at the rate of £3.8 million per annum.

The table below summarises the calculation of the surplus/(deficit) used to make funding recommendations, based on the guidance in Australian Accounting Standard AAS 25 Financial Reporting by Superannuation Plans:

	Consolidated		Parent Entity
	2010(1)	2009(2)	2010(1)	2009(2)
	$m	$m	$m	$m
Market value of assets	1,797	1,615	1,741	1,522
Present value of accrued benefits	1,723	1,760	1,659	1,645
Surplus/(deficit)	74	(145)	82	(123)

(1)         Calculated as at 30 June 2009 (WSSP), 5 April 2009 (UKSS), 30 June 2010 (WNZS) and 30 June 2009 (SGPSF).

(2)         Calculated as at 30 June 2009 (WSSP), 5 April 2009 (UKSS), 30 June 2008 (WNZS) and 30 June 2009 (SGPSF).

The following economic assumptions applied for the funding calculations differ to assumptions used in the accounting calculations due to different valuation dates, discount rates and assumptions linked to expected returns on assets.

	WSSP	WNZS	SGPSF	UKSS
Discount rate	7.5%	6.0%	6.0%	6.5%
Expected return on plan assets	7.5%	6.0%	6.0%	5.4%
Expected increase in average salary of plan members	3.8%	3.5%	4.0%	4.7%

Retirement benefit deficit

The retirement benefit deficit amount reported in the balance sheet, based on the AASB 119 Employee Benefits accounting calculations can be reconciled as follows:

	Consolidated					Parent Entity
	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Present value of funded and unfunded obligations	2,134	2,042	2,139	2,025	2,132	2,039	1,915	2,041	1,931	2,132
Fair value of plan assets	1,709	1,654	1,666	1,909	2,022	1,651	1,553	1,604	1,825	2,022
Net obligations	(425)	(388)	(473)	(116)	(110)	(388)	(362)	(437)	(106)	(110)

Superannuation expense

The amount recognised in the income statement is as follows:

	Consolidated			Parent Entity
	2010	2009	2008	2010	2009	2008
	$m	$m	$m	$m	$m	$m
Current service cost	57	59	42	56	55	41
Interest cost	98	106	117	95	100	113
Expected return of fund assets	(116)	(128)	(153)	(112)	(121)	(148)
Net defined benefit superannuation expense	39	37	6	39	34	6

Note 35. Superannuation commitments (continued)

Change in benefit obligation

The change in the present value of the defined benefit obligation is as follows:

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Benefit obligation at the beginning of the period	2,042	2,139	1,915	2,041
Current service cost	57	59	56	55
Interest cost	98	106	95	100
Additions through merger	—	53	48	—
Actuarial losses/(gains)	125	(112)	113	(96)
Contributions by members	19	18	19	18
Benefits paid	(193)	(177)	(186)	(161)
Exchange and other adjustments	(14)	(44)	(21)	(42)
Benefit obligation at the end of the period	2,134	2,042	2,039	1,915
Funded status of plans:
Unfunded obligations(1)	19	20	19	20
Wholly or partly funded obligations	2,115	2,022	2,020	1,895
	2,134	2,042	2,039	1,915

(1)         Unfunded obligations relate to the UK medical benefits.

Change in plan assets

The change in the fair value of plan assets is as follows:

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Fair value of plan assets at beginning of the year	1,654	1,666	1,553	1,604
Expected returns on plan assets	116	128	112	121
Actuarial (losses)/gains	(3)	(69)	(1)	(66)
Actual returns on plan assets	113	59	111	55
Employer contributions	262	187	257	180
Additions through merger	—	45	39	—
Contributions by members	19	18	19	18
Benefits paid	(193)	(177)	(186)	(161)
Contributions to the accumulation plan	(125)	(104)	(125)	(104)
Exchange and other adjustments	(21)	(40)	(17)	(39)
Fair value of plan assets at end of the year	1,709	1,654	1,651	1,553

Assumptions used in the AASB 119 accounting calculations

	Consolidated and Parent Entity
	2010		2009
	Australian	Overseas	Australian	Overseas
	Funds	Funds	Fund	Funds
Discount rate	5.0 - 5.1%	3.7 - 5.3%	5.3 - 5.4%	4.0 - 6.1%
Expected return on plan assets - active members	7.0 - 7.1%	6.0 - 6.1%	7.2 - 7.4%	5.7 - 6.4%
Expected return on plan assets – pensioners	8.2%	6.0 - 6.1%	8.4%	5.7 - 6.4%
Expected increase in average salary of plan members	3.5 - 4.5%	3.5 - 4.8%	3.3 - 4.5%	2.0 - 4.6%
Rate of increase for pensions	2.5%	2.5 - 3.2%	2.3%	1.5 - 3.1%
Initial health care inflation	n/a	6.0%	n/a	6.0%
Long term health care inflation	n/a	4.0%	n/a	4.0%

NOTES TO THE FINANCIAL STATEMENTS

Note 35. Superannuation commitments (continued)

In addition to the financial assumptions presented above, the pension mortality assumptions may also have a significant impact on measuring the net obligation. The average mortality assumptions are age related and allowances are made for future mortality improvements. The assumptions for our principal fund the WSSP for 2010 are that a 60-year-old male pensioner is assumed to have a remaining life expectancy of 30.2 and a 60-year-old female pensioner is assumed to have a remaining life expectancy of 34.5.

AASB 119 requires that the expected return on assets be based on assumptions about the expected long-term rate of return. The expected returns on assets were calculated as the weighted average return based on the benchmark asset allocation and estimates of the expected future return in each sector in each asset class (consistent with the inflation assumption). The expected return on assets for active members is net of tax and the expected return on pensioner assets is gross of tax.

Experience adjustments

	Consolidated					Parent Entity
	2010	2009	2008	2007	2006	2010	2009	2008	2007	2006
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Experience adjustments on plan assets	(3)	(69)	(473)	125	134	(1)	(66)	(454)	124	134
Experience adjustments on plan liabilities	(125)	112	(64)	(56)	(145)	(113)	96	(56)	(57)	(145)

Asset allocation

The actual asset allocation at 30 September was:

	Consolidated and Parent Entity
	2010		2009
	Australian	Overseas	Australian	Overseas
	Funds	Funds	Fund	Funds
Cash	7%	1%	8%	1%
Equity instruments	55-66%	49-55%	58 - 65%	49 - 58%
Debt instruments	21-30%	44-51%	17 - 30%	41 - 51%
Property	4-6%	—	5 - 7%	—
Other assets	11%	—	10%	—
	100%	100%	100%	100%

Investments held in Westpac and related entities

	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Value of plan assets invested in debt and equity securities	77	85	67	80
Value of plan assets invested in related parties of Westpac	12	12	12	12
Total	89	97	79	92

Post-retirement health care

The effect of a one percentage point change in assumed health care trend rates, assuming all other assumptions remain constant, would not be material on either the current service costs or the accumulated benefit obligation of the Westpac UK Medical Benefits Scheme at 30 September 2010.

Note 36. Contingent liabilities, contingent assets and credit commitments

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

The Group takes collateral where it is considered necessary to support both on- and off-balance sheet financial instruments with credit risk. The Group evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral taken, if deemed necessary, on the provision of a financial facility is based on management’s evaluation of the credit risk of the counterparty.

Off-balance sheet credit-risk related financial instruments excluding derivatives at 30 September are as follows:

	Contract or Notional Amount
	Consolidated		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Credit-risk related instruments
Standby letters of credit and financial guarantees(1)	4,442	4,980	4,303	3,785
Trade letters of credit(2)	1,014	1,055	418	437
Non-financial guarantees(3)	7,230	6,788	7,037	6,536
Commitments to extend credit(4)	140,221	127,295	132,301	94,906
Other commitments(5)	351	2,370	351	1,207
Total credit-risk related instruments	153,258	142,488	144,410	106,871

(1)         Includes $2.3 billion (2009 $2.1 billion) cash collateralised guarantees.

(2)         Trade letters of credit are supported by an underlying shipment of goods and export trade letters of credit are backed by a confirmatory letter from another bank.

(3)         Non-financial guarantees include other trade-related letters of credit and obligations backing the performance of commercial contracts.

(4)         In addition to the commercial commitments disclosed above at 30 September 2010, the Group offered $4.8 billion (2009 $6.5 billion) of facilities to customers, which had not yet been accepted.

(5)         Other commitments include underwriter facilities and commitments with certain drawdowns.

	Consolidated
	Less Than	Between 1	Between 3	Over
	1 Year	and 3 Years	and 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
2010
Standby letters of credit and financial guarantees	1,142	1,126	102	2,072	4,442
Trade letters of credit	1,014	—	—	—	1,014
Non-financial guarantees	253	3,212	397	3,368	7,230
Commitments to extend credit	21,269	43,660	5,204	70,088	140,221
Other commitments	243	—	12	96	351
Total commercial commitments	23,921	47,998	5,715	75,624	153,258

NOTES TO THE FINANCIAL STATEMENTS

Note 36. Contingent liabilities, contingent assets and credit commitments (continued)

Contingent assets

The credit commitments shown in the table above also constitute assets. These commitments would be classified as loans and other assets in the balance sheet on the contingent event occurring.

Additional liabilities and commitments

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2010:

•         $18 million (2009 $16 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1987 and the Workplace Injury Management and Workers’ Compensation Act 1998 (New South Wales);

•         $9 million (2009 $8 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act 1985 (Victoria); and

•         $2 million (2009 $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act 2003 (Queensland).

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

Westpac is aware from reports in the media and other public statements that class action proceedings relating to exception fees have been commenced against one Australian bank, and may be commenced against other Australian banks. At this stage no such proceedings have been commenced against Westpac.

On 23 December 2009, Westpac reached a settlement with the New Zealand Commissioner of Inland Revenue (CIR) of the previously reported proceedings relating to nine structured finance transactions undertaken between 1998 and 2002. Under the settlement, Westpac agreed to pay the CIR 80% of the full amount of primary tax and interest and with no imposition of penalties. All proceedings have been discontinued and the other terms of the settlement are subject to confidentiality. Westpac provided in full for the primary tax and interest claimed by the CIR as part of its 2009 result, and consequently there has been a write back through income tax expense in the year ended 30 September 2010.

Westpac was one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s. Judgment was delivered on 28 October 2008 and final orders were handed down on 30 April 2009. Westpac, along with the other defendant banks, was found liable to repay its share of the monies received from the Bell Group plus interest. Westpac is entitled to prove a claim in the liquidation of the Bell Group, but the amount of its recovery, although anticipated to be considerable, is uncertain at this stage. Before allowance is made for recoveries of money in the liquidation, Westpac’s liability was approximately $188 million after taking into account its arrangements with the other banks. As a result of the judgment, Westpac paid this amount into court. The banks have appealed the decision. No further information is disclosed due to the sensitive nature of this matter.

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

Note 36. Contingent liabilities, contingent assets and credit commitments (continued)

Assets pledged

As part of standard terms of transaction with other financial institutions, the Group and Parent Entity have provided collateral to secure its liabilities. The carrying value of financial assets pledged as collateral to secure liabilities is:

	Group		Parent Entity
	2010	2009	2010	2009
	$m	$m	$m	$m
Cash	7,707	4,966	7,707	4,375
Cash deposit on stock borrowed	132	65	—	—
Securities (including certificates of deposit)	336	6,249	336	4,240
Total amount pledged to secure liabilities	8,175	11,280	8,043	8,615

Collateral received

All collateral received from counterparties to secure liabilities, besides residential mortgages, is received in the form of cash or securities. Cash and securities held as collateral, recognised on the Group’s balance sheet as at 30 September 2010 was $1,410 million (2009 $2,454 million).

Parent Entity guarantees and undertakings

Excluded from the consolidated amounts disclosed above are the following guarantees and undertakings extended to entities in the Group by the Parent Entity:

•         issue of letters of comfort in respect of certain subsidiaries in the normal course of business. The letters recognise that Westpac has a responsibility to ensure that those subsidiaries continue to meet their obligations; and

•         guarantees made by the Group to its Westpac Bank-PNG-Limited and Westpac Bank Samoa Limited subsidiaries that support loans made to customers in those two jurisdictions, to the extent that the loans exceed prescribed limits.

Note 37. Fund management activities

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

NOTES TO THE FINANCIAL STATEMENTS

Note 38. Group entities

The consolidated Group as at 30 September 2010 includes the following controlled entities:

Name	Country of Incorporation
Westpac Banking Corporation	Australia
1925 Advances Pty Limited	Australia
General Credit Holdings Pty Limited	Australia
General Credits Pty Limited	Australia
G.C.L. Investments Pty Limited	Australia
Ascalon Capital Managers Limited(2),(18)	Australia
TPC Services Australia Pty Limited(2)	Australia
Ascalon Funds Seed Pool Trust(18)	Australia
Asgard Wealth Solutions Limited(18)	Australia
Asgard Capital Management Limited	Australia
Hitton Pty Limited	Australia
Pact Accountants Investment Group Pty Limited	Australia
Securitor Financial Group Limited	Australia
Australian Loan Processing Security Company Pty Limited	Australia
Australian Loan Processing Security Trust	Australia
Beech Trust	Australia
Bill Acceptance Corporation Limited	Australia
Mortgage Management Limited	Australia
BLE Capital Limited	Australia
BLE Capital Investments Pty Limited	Australia
BLE Development Pty Limited	Australia
BLE Holdings Pty Limited	Australia
BLE Capital (NZ) Limited(4)	New Zealand
Buchelin Pty Limited(18)	Australia
Canberra Advance Property Limited(18)	Australia
Castlereagh Trust	Australia
CBA Limited	Australia
Belliston Pty Limited(15)	Australia
Challenge Limited	Australia
Challenge Finance Pty Limited	Australia
Crusade CP Management Pty Limited(18)	Australia
Crusade CP No.1 Pty Limited(18)	Australia
Crusade CP Trust No. 41(18)	Australia
Crusade CP Trust No. 44(18)	Australia
Crusade CP Trust No. 48(18)	Australia
Crusade CP Trust No. 49(18)	Australia
Crusade CP Trust No. 50(18)	Australia
Crusade CP Trust No. 52(18)	Australia
Crusade CP Trust No. 53(18)	Australia
Crusade CP Trust No. 54(18)	Australia
Crusade CP Trust No. 55(18)	Australia
Crusade CP Trust No. 56(18)	Australia
Crusade CP Trust No. 57(18)	Australia
Crusade CP Trust No. 58(18)	Australia
Crusade CP Trust No. 60(18)	Australia
Crusade Management Limited(18)	Australia
Crusade ABS Series 2008-1	Australia
Crusade ABS Series 2008-2	Australia
Crusade Euro Trust 1E of 2004	Australia
Crusade Euro Trust 1E of 2006	Australia
Crusade Euro Trust 1E of 2007	Australia
Crusade Global Trust 1 of 2003	Australia
Crusade Global Trust 2 of 2003	Australia
Crusade Global Trust 1 of 2004	Australia
Crusade Global Trust 2 of 2004	Australia
Crusade Global Trust 1 of 2005	Australia
Crusade Global Trust 2 of 2005	Australia
Crusade Global Trust 1 of 2006	Australia
Crusade Global Trust 2 of 2006	Australia
Crusade Global Trust 1 of 2007	Australia
Crusade Trust 1A of 2005	Australia
Crusade Trust 2P of 2008(18)	Australia
Danaby Pty Limited(18)	Australia
Dragon Investments Service Limited(18)	Australia
Dysty Pty Limited(18)	Australia
FAI No. 2 Trust	Australia
Gemini Trust	Australia
Hastings Management Pty Limited	Australia
Hastings Funds Management Limited	Australia
Australian Infrastructure Fund International 1 Pty Limited	Australia
Hastings Forestry Investments Limited	New Zealand
Hastings Forests Australia Pty Limited	Australia
Hastings Funds Management (UK) Limited	UK
Hastings Funds Management (USA) Inc.	USA
Hastings Advisers, LLC	USA
Hastings Investment LLC(2)	USA
Hastings Investment Capital, LP(2),(10)	USA
Hastings Private Equity Fund IIA Pty Limited	Australia
Hastings Private Equity Fund IIB Pty Limited	Australia
TIF International 1 Pty Limited	Australia
Westpac Asset Services Pty Limited	Australia
Hickory Trust	Australia
Nationwide Management Pty Limited(18)	Australia
St.George Custodial Pty Limited	Australia
Orion Trust	Australia
Partnership Pacific Limited	Australia
Partnership Pacific Securities Limited	Australia
Phoenix Trust	Australia
RESI-Statewide Mortgage Corporation Pty Limited	Australia
RMS Warehouse Trust 2007-1	Australia
Series 2005-1G WST Trust	Australia
Series 2007-1G WST Trust	Australia
Series 2008-1M WST Trust	Australia
Series 2009-1 WST Trust(2)	Australia
Sixty Martin Place (Holdings) Pty Limited	Australia
1925 (Commercial) Pty Limited	Australia
1925 (Industrial) Pty Limited	Australia
Athena Finance Pty Limited	Australia
Enfield Downs Pty Limited	Australia
Halcyon Securities Limited	Australia
Infrastructure Australia (No.1) Limited	Australia
Tasman Funding No.1 Limited(4)	New Zealand
Tasman Funding No.2 Limited(4)	New Zealand
PF No. 2(4),(7)	New Zealand
Westpac NZ Funding Limited(4)	New Zealand
Infrastructure Australia (No.3) Limited	Australia

Note 38. Group entities (continued)

Name	Country of Incorporation
Infrastructure Australia (No.4) Limited	Australia
Oakjet Pty Limited	Australia
Packaging Properties 1 Pty Limited	Australia
Packaging Properties 2 Pty Limited	Australia
Packaging Properties 3 Pty Limited	Australia
Pashley Investments Pty Limited	Australia
Westpac Investment Vehicle No.3 Pty Limited(3)	Australia
Sallmoor Pty Limited	Australia
Sarnia Pty Limited(9)	Australia
Teuton Pty Limited	Australia
Westpac Administration Pty Limited	Australia
Westpac Asian Lending Pty Limited	Australia
Tasman LLC	USA
Westpac Debt Securities Pty Limited	Australia
Westpac Direct Equity Investments Pty Limited	Australia
Westpac Equipment Finance Limited	Australia
Westpac Equipment Finance (No.1) Pty Limited(11)	Australia
Westpac Group Investments Australia Pty Limited	Australia
W1 Investments Pty Limited	Australia
Mayfair Australia Investments Limited	Jersey
Westpac Investment Vehicle Pty Limited	Australia
Westpac Funds Financing Holdco Pty Limited(3)	Australia
Westpac Funds Financing Pty Limited	Australia
Westpac Investment Vehicle No.2 Pty Limited(12)	Australia
Westpac Cook Cove Trust I	Australia
Westpac Cook Cove Trust II	Australia
Westpac Residential Real Estate Investment Trust I	Australia
Real Estate Investment Trust B	Australia
Westpac Residential Real Estate Investment Trust II	Australia
Westpac Investment Vehicle No.4 Pty Limited	Australia
Westpac Residential Property Trust	Australia
First Residential Property Trust	Australia
Westpac Pacific Limited Partnership	Australia
Westpac Syndications Management Pty Limited	Australia
St.George (Note Issuing Vehicle Only) Pty Limited(18)	Australia
St.George Business Finance Pty Limited(18)	Australia
St.George Equity Finance Limited(18)	Australia
St.George Finance Holdings Limited(18)	Australia
St.George Finance Limited	Australia
St.George Motor Finance Limited(6)	Australia
St.George Financial Investments 1 Pty Limited(18)	Australia
St.George Financial Services Limited(18)	Australia
St.George Group Holdings Pty Limited(18)	Australia
St.George WEL Pty Limited	Australia
Assirt Software Pty Limited	Australia
St.George APL Pty Limited	Australia
St.George Insurance Australia Pty Limited(18)	Australia
St.George Life Limited(18)	Australia
St.George New Zealand Limited(18)	New Zealand
St.George Procurement Management Pty Limited(18)	Australia
Advance Asset Management Limited	Australia
St.George Security Holdings Pty Limited(18)	Australia
St.George Wealth Management Pty Limited(18)	Australia
Sydney Capital Corp Inc(17)	USA
Tasman Pacific Investments Pty Limited	Australia
Tavarua Funding Trust IV	USA
The Mortgage Company Pty Limited	Australia
Value Nominees Pty Limited(18)	Australia
Waratah Receivables Corp Pty Limited(17)	Australia
Waratah Securities Australia Limited(17)	Australia
Westpac Bank of Tonga	Tonga
Westpac Bank Samoa Limited(6)	Samoa
Westpac Bank-PNG-Limited(6)	Papua New Guinea
Westpac Capital Corporation	USA
Westpac Capital Holdings Inc.	USA
Westpac Capital Trust III	USA
Westpac Capital Trust IV	USA
Westpac Delta LLC	USA
Westpac Equity Holdings Pty Limited	Australia
Altitude Administration Pty Limited	Australia
Westpac Altitude Rewards Trust	Australia
Altitude Rewards Pty Limited	Australia
Autodirect Pty Limited	Australia
Hastings Group Pty Limited	Australia
Qvalent Pty Limited	Australia
RAMS Financial Group Pty Limited	Australia
Westpac Financial Consultants Limited	Australia
Westpac Financial Services Group Limited	Australia
BT Financial Group (NZ) Limited	New Zealand
BT Funds Management (NZ) Limited	New Zealand
BT Financial Group Pty Limited	Australia
BT Australia Pty Limited	Australia
BT Australia Corporate Services Pty Limited	Australia
BT Finance Pty Limited	Australia
BT Nominees Pty Limited	Australia
Chifley Services Pty Limited	Australia
BT Funds Management Limited	Australia
BT Finance & Investments Pty Limited	Australia
Oniston Pty Limited	Australia
BT Life Limited	Australia
BT Portfolio Services Limited	Australia
Magnitude Group Pty Limited	Australia
BT Funds Management No.2 Limited	Australia
BT Investment Management No.2 Limited	Australia
BT Investment Management Limited(6)	Australia
BT Investment Management (RE) Limited	Australia
Westpac Custodian Nominees Limited	Australia
Westpac Financial Services Group-NZ-Limited	New Zealand
Westpac Life-NZ-Limited	New Zealand
Westpac Nominees-NZ-Limited	New Zealand
Westpac Superannuation Nominees-NZ-Limited	New Zealand
Westpac Financial Services Limited	Australia
Westpac Life Insurance Services Limited	Australia
Westpac RE Limited(5)	Australia
Westpac Securities Administration Limited	Australia
Westpac General Insurance Services Limited	Australia

NOTES TO THE FINANCIAL STATEMENTS

Note 38. Group entities (continued)

Name	Country of Incorporation
Westpac Equity Pty Limited	Australia
Westpac General Insurance Limited	Australia
Westpac Lenders Mortgage Insurance Limited	Australia
Westpac Private Equity Pty Limited	Australia
Westpac Securities Limited	Australia
Net Nominees Limited	Australia
Westpac Securitisation Management Pty Limited	Australia
Westpac Europe Limited	UK
Westpac Financial Holdings Pty Limited	Australia
BT Securities Limited	Australia
BT (Queensland) Pty Limited	Australia
Westpac Funding Holdings Pty Limited	Australia
Tavarua Funding Trust III	USA
Westpac Investments U.K. Limited	UK
Codrington S.a.r.l.	Luxembourg
Westpac Leasing Nominees-Vic.-Pty Limited	Australia
Westpac Leasing Pty Limited	Australia
Westpac Matching Gifts Limited	Australia
Westpac Overseas Holdings No. 2 Pty Limited	Australia
Westpac New Zealand Group Limited	New Zealand
Westpac New Zealand Limited	New Zealand
Westpac NZ Operations Limited	New Zealand
Number 120 Limited(2)	New Zealand
The Home Mortgage Company Limited	New Zealand
The Warehouse Financial Services Limited(6)	New Zealand
Westpac (NZ) Investments Limited	New Zealand
Westpac Securities NZ Limited	New Zealand
Westpac NZ Securitisation Holdings Limited(6), (13)	New Zealand
Westpac NZ Securitisation Limited	New Zealand
Westpac Term PIE Fund(17)	New Zealand
Westpac Overseas Holdings Pty Limited	Australia
A.G.C. (Pacific) Limited	Papua New Guinea
Westpac Americas Inc.	USA
Westpac Investment Capital Corporation	USA
Westpac USA Inc.	USA
Southern Cross Inc.	USA
Westpac Finance (HK) Limited	Hong Kong
WFAL No.1 Loan Trust	Hong Kong
Westpac Group Investment-NZ-Limited	New Zealand
Westpac Holdings-NZ-Limited(19)	New Zealand
HLT Custodian Trust	New Zealand
MIF Custodian Trust	New Zealand
TBNZ Investments (UK) Limited	UK
Westpac Capital-NZ-Limited(20)	New Zealand
Aotearoa Financial Services Limited	New Zealand
Westpac Equity Investments NZ Limited	New Zealand
Westpac Securities Inc.	USA
Westpac Singapore Limited	Singapore
Westpac Properties Limited	Australia
Westpac Securitisation Holdings Pty Limited	Australia
Westpac Structured Products Limited	Australia
Westpac TPS Trust	Australia
Westpac Unit Trust	Australia

Note 38. Group entities (continued)

Notes

(1)

Controlled entities shown in bold type are owned directly by Westpac Banking Corporation (WBC). Overseas companies predominantly carry on business in the country of incorporation. For unincorporated entities, ‘Country of Incorporation’ refers to the country where business is carried on. The financial years of all controlled entities are the same as that of Westpac.

(2)	The following controlled entities were incorporated, formed or acquired during the period 1 October 2009 to 30 September 2010:
	•	Ascalon Capital Managers Limited and its controlled entity TPC Services Australia Pty Limited	Acquired	13 November 2009
	•	Hastings Investment LLC	Created	5 May 2010
	•	Hastings Investment Capital, LP	Created	5 May 2010
	•	Series 2009-1 WST Trust	Created	16 December 2009
	•	Number 120 Limited	Incorporated	11 February 2010
(3)	The following controlled entities changed their ownership during the period 1 October 2009 to 30 September 2010:
	•	Westpac Funds Financing Holdco Pty Limited		24 February 2010
	•	Westpac Investment Vehicle No.3 Pty Limited		1 September 2010
(4)	The following controlled entities have been liquidated during the period 1 October 2009 to 30 September 2010 but not removed from New Zealand companies register:
	•	BLE Capital (NZ) Limited
	•	Tasman Funding No. 1 Limited
	•	Tasman Funding No. 2 Limited
	•	PF No. 2
	•	Westpac NZ Funding Limited
(5)	The following controlled entities changed their name during the period 1 October 2009 to 30 September 2010:
	•	BT Investment Management No. 3 Limited to	Westpac RE Limited	24 March 2010
(6)	All entities listed in this note are wholly owned controlled entities except the following:

	Percentage Owned
	2010	2009
BT Investment Management Limited	60.0%	60.0%
The Warehouse Financial Services Limited	51.0%	51.0%
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac Bank Samoa Limited	93.5%	93.5%
Westpac NZ Securitisation Holdings Limited	19.0%	19.0%
St.George Motor Finance Limited	75.0%	75.0%

(7)	50.0% of the equity in PF No.2 is owned by Tasman Funding No.1 Limited. The remaining 50.0% is owned by Tasman Funding No.2 Limited.
(8)	A.F.G Insurances Limited in its present form ceased to be controlled by WBC.
(9)	50.0% of the equity in Sarnia Pty Limited is held directly by Sixty Martin Place (Holdings) Pty Limited. The remaining 50.0% is held directly by WBC.
(10)

1.0% of the equity in Hastings Investment Capital, LP is held directly by Hastings Funds Management (USA). The remaining 99.0% is held directly by Westpac Investment Capital Corporation. Hastings Investment LLC is the general partner.

(11)	5.0% of the equity in Westpac Equipment Finance (No.1) Pty Limited is held directly by Teuton Pty Limited.
(12)	0.1% of the equity in Westpac Investment Vehicle No.2 Pty Limited is held directly by Westpac Holdings-NZ-Limited.
(13)

Westpac NZ Securitisation Holdings Limited (WNZSHL) and its wholly-owned subsidiary company, Westpac NZ Securitisation Limited (WNZSL), were incorporated on 14 October 2008. The NZ Banking Group, through its subsidiaries, Westpac NZ Operations Limited (9.5%) and Westpac Holdings —NZ- Limited (9.5%), has a total qualifying interest of 19% in WNZSHL. Westpac New Zealand is considered to control both WNZSHL and WNZSL based on contractual arrangements put in place, and as such both WNZSHL and WNZSL are consolidated within the financial statements of the NZ Banking Group.

(14)

The following unit trusts have been consolidated where ownership has exceeded 50.0%. BT Wholesale Partner Funds Wholesale Multi-Manager Growth Fund, which ceased to be controlled by WBC during the year, is included below for comparative purposes.

	Percentage Owned
	Balance Date	2010	2009
BT Wholesale Partner Funds Wholesale Multi-Manager Growth Fund	30 June	49.55%	50.25%
BT Enhanced Fixed Interest Sector Trust	30 September	100.00%	100.00%
BT Ethical Share Fund	30 June	85.41%	83.95%
BT Institutional Conservative Growth PST	30 September	66.67%	100.00%
BT Institutional Enhanced Australian Shares Fund	30 September	99.98%	99.98%
BT Institutional Enhanced Fixed Interest Fund	30 September	93.26%	91.75%
BT Institutional Enhanced Global Fixed Interest Fund	30 September	50.52%	62.26%
BT Institutional Enhanced Property Securities Fund	30 September	74.76%	80.22%
BT Institutional Global Share Fund	30 September	98.48%	98.07%
BT Institutional Stable Growth PST	30 June	100.00%	100.00%
BT Wholesale Active Balanced Fund	30 June	61.49%	53.86%
BT Wholesale Partner Funds Wholesale Multi-Manager Balanced Fund	30 June	56.82%	56.64%

NOTES TO THE FINANCIAL STATEMENTS

Note 38. Group entities (continued)

(15)            54.1% of the equity of Belliston Pty Limited is held directly by CBA Limited. 45.9% of the equity is held directly by Westpac Equity Holdings Pty Limited.

(16)            The following controlled entities ceased to be controlled or were disposed of during the period 1 October 2009 to 30 September 2010:

•	1925 House Pty Limited	Deregistered	16 December 2009
•	1925 (Insurance Premium Funding) Pty Limited	Deregistered	15 March 2010
•	1925 (Properties) Pty Limited	Deregistered	24 February 2010
•	A.C.N 001 231 027 Pty Ltd	Deregistered	1 June 2010
•	Advance Leasing Limited	Deregistered	6 September 2010
•	A.F.G Insurances Limited(8)	Ceased	30 September 2010
•	AGRI Private Capital Management Limited	Struck off	30 March 2010
•	Armour Securitisation Pty Limited	Deregistered	4 November 2009
•	Brenmar Holdings Pty Limited	Deregistered	30 June 2010
•	Castlereagh Pacific Investments Pty Limited	Deregistered	6 September 2010
•	Challenge Funds Management Pty Limited	Deregistered	23 September 2010
•	Challenge Information Technology Pty Limited	Deregistered	15 March 2010
•	Colmso Pty Limited	Deregistered	8 March 2010
•	Colmtea Pty Limited	Deregistered	11 February 2010
•	Como Properties Pty Limited	Deregistered	1 August 2010
•	Comserv (No. 3011) Pty Limited	Deregistered	28 July 2010
•	Developmental Learning Centres Pty Limited	Sold	30 October 2009
•	Hargrave Investments Pty Limited	Deregistered	26 April 2010
•	Jacaranda Trust	Terminated	30 September 2010
•	Minami Investments Pty Limited	Deregistered	29 August 2010
•	PersonalDirect Limited	Deregistered	8 March 2010
•	Secure Australian Facilities Environment Partnership Pty Limited	Deregistered	27 June 2010
•	St.George Bank Limited(18)	Deregistered	1 March 2010
•	St.George Bank Employee Share Trust	Terminated	1 April 2010
•	St.George Commercial Credit Corporation Limited	Deregistered	25 November 2009
•	St.George Crusade Investment Pty Limited	Deregistered	19 April 2010
•	St.George Dragon Investment Pty Limited	Deregistered	24 February 2010
•	St.George Financial Investments New Zealand Limited	Struck off	10 September 2010
•	St.George Management Services Pty Limited	Deregistered	15 November 2009
•	The Exchange Plaza Trust	Terminated	14 July 2010
•	The Swan Trust	Terminated	4 August 2010
•	Victor Finance Pty Limited	Deregistered	2 September 2010
•	Victor Funding Pty Limited	Deregistered	23 September 2010
•	Votraint No.1182 Pty Limited	Deregistered	4 July 2010
•	VS&L Insurance Agency Pty Limited	Deregistered	30 December 2009
•	VS&L Services Pty Limited	Deregistered	21 October 2009
•	Waratah Receivables Corporation NZ Limited	Struck off	23 October 2009
•	Westpac Funds Management Limited	Sold	30 September 2010
•	Westpac Funds Management Administration Pty Limited	Sold	30 September 2010
•	Westpac Information Technology Services Pty Limited	Deregistered	25 November 2009
•	Westpac Leasing Nominees Pty Limited	Deregistered	11 November 2009
•	Westpac Properties —Vic- Limited	Deregistered	5 April 2010
•	Westpac Property Investments Pty Limited	Deregistered	25 November 2009
•	Westpac Resources and Infrastructure Pty Limited	Deregistered	1 November 2009
•	Westpac Training Services Pty Limited	Deregistered	11 November 2009
•	Wollemi 2005-1 Trust	Terminated	30 September 2010
•	WST — NZ Warehouse Trust #1	Terminated	29 January 2010

(17)            Control without ownership.

(18)            In applying the principles of universal succession, Westpac Banking Corporation became successor in law of St.George Bank Limited on 1 March 2010. All legal entities previously directly owned by St.George Bank Limited are now owned by Westpac Banking Corporation.

(19)            The following entities were amalgamated into Westpac Holdings-NZ-Limited in accordance with the Companies Act 1993 (NZ):

•	Augusta (1962) Limited	22 September 2010
•	TBNZ Limited	24 September 2010
•	TBNZ Capital Limited	24 September 2010
•	TBNZ Developments Limited	24 September 2010
•	TBNZ Equity Limited	24 September 2010
•	TBNZ Investments Limited	24 September 2010
•	Westpac Finance Limited	22 September 2010
•	WestpacTrust Securities-NZ-Limited	22 September 2010

(20)            The following entities were amalgamated into Westpac Capital-NZ-Limited in accordance with the Companies Act 1993 (NZ):

•	Westpac Financial Synergy Limited	24 September 2010
•	Westpac Lease Discounting-NZ-Limited	24 September 2010
•	Westpac Overseas Investments Limited	24 September 2010
•	Westpac Operations Integrated Limited	24 September 2010

Note 39. Other group investments

The Group had a significant non-controlling shareholding in the following entities as at 30 September 2010:

	Country where	Beneficial
	Business is	Interest
	Carried on	%	Nature of Business
Alleron Investment Management Limited	Australia	39.7	Funds management
Angusknight Pty Limited	Australia	27.8	Employment and training
Arkx Investment Management Pty Limited	Australia	30.0	Investment company
Above The Index Asset Management Pty Limited	Australia	37.2	Funds management
Boyd Cook Cove Unit Trust	Australia	50.0	Investment fund
Cardlink Services Limited	Australia	25.0	Card clearing system
Cards NZ Limited	New Zealand	15.0	Credit card provider
Cash Services Australia Pty Limited	Australia	25.0	Cash logistics
Continuum Capital Management Limited	Australia	45.0	Funds management
Cook Cove Investment Pty Limited	Australia	50.0	Investment company
Cook Cove Investment Trust	Australia	50.0	Investment fund
Cook Cove Pty Limited and its controlled entities	Australia	50.0	Investment company
CV Services Group Pty Limited	Australia	26.9	Investment company
Direct Portfolio Group Limited	Australia	50.0	Holding company
H3 Global Advisors Pty Limited	Australia	45.0	Funds management
Helix Partners Limited	Australia	46.0	Funds management
Mondex Australia Pty Limited	Australia	25.0	Smart card operations
Mondex New Zealand Limited	New Zealand	20.0	Smart card operations
Paymark Limited	New Zealand	25.0	Electronic payments processing
Quadrant Capital Fund No. 2	Australia	26.7	Investment fund
Regal Funds Management Pty Limited	Australia	30.0	Funds management
Rhodes Contracting Pty Limited	Australia	25.5	Services to mining
Ronin Consolidated Holdings Pty Limited (in voluntary liquidation)	Australia	25.0	Property funds management
St Hilliers Enhanced Property Fund No.2	Australia	15.0	Property funds fund
Sydney Harbour Bridge Holdings Pty Limited	Australia	49.0	Intellectual property
Vipro Pty Limited	Australia	33.3	Voucher processing
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0	Corporate trustee
Westpac Essential Services Trust I and II and their controlled and non-controlled entities	Australia	36.8	Asset management
Westpac Staff Superannuation Plan Pty Limited	Australia	50.0	Corporate trustee

The total carrying amount of the Group’s significant non-controlling shareholding was $124 million (2009 $179 million).

During the 2010 financial year the Group acquired a non-controlling interest in the following entities:

•         Alleron Investment Management Limited

•         Arkx Investment Management Pty Limited

•         Above The Index Asset Management Limited

•         Continuum Capital Management Limited

•         Direct Portfolio Group Limited

•         H3 Global Advisors Pty Limited

•         Helix Partners Limited

•         Regal Funds Management Pty Limited

During the 2010 financial year the Group’s interests in the following investments changed:

•         Alleron Investment Management Limited (from 46.7% to 39.7% in June 2010)

•         Cardlink Services Limited (from 22.3% to 25% in September 2010)

•         Continuum Capital Management Limited (from 50% to 45% in December 2009)

•         Direct Portfolio Group (from 42.2% to 50% in November 2009)

•         Helix Partners Limited (from 40% to 46% in January 2010)

•         Rhodes Contracting Pty Limited (from 17.2% to 25.5% in February 2010)

NOTES TO THE FINANCIAL STATEMENTS

Note 39. Other group investments (continued)

During the 2010 financial year the Group’s interests in the following investments were disposed of or ceased to be significant:

•         First Samuel Limited (October 2009, disposed May 2010)

•         Franklyn Scholar (sold September 2010)

•         Isomer Structured Investment Vehicle I (disposed December 2009)

•         North Queensland Airports No. 1 (Mackay) Trust and its controlled entities (disposed 13 January 2010)

•         North Queensland Airports No. 2 (Mackay) Trust and its controlled entities (disposed 13 January 2010)

•         Resco Services Pty Limited (ceased February 2010)

•         St Hilliers Enhanced Property Fund No. 1 (terminated 28 February 2010)

During the 2010 financial year the following investment changed its name:

•         Electronic Transaction Services Limited to Paymark Limited

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

Unless otherwise noted all other transactions with Directors, Director-related entities and other related parties are conducted on an arm’s length basis in the normal course of business and on commercial terms and conditions. These transactions consist principally of normal personal banking and financial investment services.

Greg Bartlett — loan

Greg Bartlett has an interest-free loan of $140,785 that was advanced by St.George in 1989.

Ultimate parent

Westpac Banking Corporation is the ultimate parent company of the Group.

Subsidiaries

Transactions between Westpac and its subsidiaries during the 2010 financial year have included the provision of a wide range of banking and other financial facilities, some of which have been on commercial terms and conditions; others have been on terms and conditions which represented a concession to the subsidiaries. Details of amounts paid to or received from related parties, in the form of dividends or interest, are set out in Note 2 and Note 3.

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

Note 41. Director and other key management personnel disclosures

Directors of Westpac during the financial year ended 30 September 2010 were:

Ted Evans	Chairman

Gail Kelly	Managing Director & CEO

John Curtis	Deputy Chairman

Elizabeth Bryan

Gordon Cairns

Peter Hawkins

Carolyn Hewson

Lindsay Maxsted

Graham Reaney

Peter Wilson

Note 41. Director and other key management personnel disclosures (continued)

Other key management personnel with the greatest authority for strategic direction and management during the year ended 30 September 2010 were:

John Arthur	Group Executive, Counsel & Secretariat

Ilana Atlas	Group Executive, People (until 31 January 2010)

Greg Bartlett(1)	Chief Executive, St.George Bank

Peter Clare	Group Executive, Product & Operations

Philip Coffey	Chief Financial Officer

Rob Coombe	Chief Executive Officer, BT Financial Group (until 31 January 2010) Group Executive, Westpac Retail & Business Banking (from 1 February 2010)

Brad Cooper	Group Chief Transformation Officer (until 31 January 2010) Chief Executive Officer, BT Financial Group (from 1 February 2010)

George Frazis	Chief Executive, Westpac New Zealand Limited

Peter Hanlon	Group Executive, Westpac Retail & Business Banking (until 31 January 2010) Group Executive, People & Transformation (from 1 February 2010)

Bob McKinnon	Group Executive, Technology

Greg Targett	Chief Risk Officer

Rob Whitfield	Group Executive, Westpac Institutional Bank

(1)         Effective 1 December 2010, Greg Bartlett will retire as the Chief Executive of St.George Bank. Rob Chapman will be appointed as his successor in the role, effective 1 December 2010.

Key management personnel were all employed by Westpac during the year ended 30 September 2010, except for Greg Bartlett (employed by St.George Bank Limited until 1 March 2010) and George Frazis (WNZL).

Total compensation of all key management personnel, including Non-executive Directors, the CEO and other key management personnel:

	Short Term Benefits	Post Employment Benefits	Share-based Payments	Total
	$	$	$	$
Consolidated Entity
2010	35,378,912	1,344,644	13,330,623	50,054,179
2009	35,825,208	1,130,010	14,479,303	51,434,521

Parent Entity
2010	32,057,101	1,274,822	11,512,594	44,844,517
2009	33,132,107	1,031,488	12,600,443	46,764,038

Detailed remuneration disclosures of Non-executive Directors, CEO and other key management personnel are included in the Remuneration report.

NOTES TO THE FINANCIAL STATEMENTS

Note 41. Director and other key management personnel disclosures (continued)

Options and share rights holdings

The following table sets out details of performance options, performance share rights and share rights held by the CEO and other key management personnel for the year ended 30 September 2010:

	Type of Equity-Based Instrument	Number Held at Start of Year	Number Granted During the Year as Remuneration	Number Exercised During the Year	Number Lapsed During the Year	Number Held at End of Year	Number Vested and Exercisable at End of Year

Gail Kelly
	Performance option	720,556	—	—	—	720,556	—
	Performance share right	202,021	166,002	—	—	368,023	—

John Arthur
	Performance option	—	—	—	—	—	—
	Performance share right	—	19,173	—	—	19,173	—

Ilana Atlas
	Performance option	606,492	—	30,000	6,518	—	—
	Performance share right	107,480	—	107,480	—	—	—

Greg Bartlett
	Performance option	—	—	—	—	—	—
	Performance share right	19,685	25,464	—	—	45,149	—

Peter Clare
	Performance option	81,799	—	—	—	81,799	—
	Performance share right	—	25,763	—	—	25,763	—

Philip Coffey
	Performance option	1,029,470	—	353,213	—	676,257	456,666
	Performance share right	—	35,949	—	—	35,949	—

Rob Coombe
	Performance option	682,043	—	319,803	—	362,240	133,220
	Performance share right	26,827	33,553	—	—	60,380	26,827

Brad Cooper
	Performance option	196,785	—	—	—	196,785	—
	Performance share right	—	31,455	—	—	31,455	—
	Share right	22,045	—	—	—	22,045	22,045

George Frazis
	Performance option	260,869	—	—	—	260,869	—
	Performance share right	—	29,958	—	—	29,958	—
	Share right	140,200	9,995	58,177	—	92,018	—

Peter Hanlon
	Performance option	501,656	—	299,265	—	202,391	55,249
	Performance share right	11,214	25,763	11,214	—	25,763	—

Bob McKinnon
	Performance option	—	—	—	—	—	—
	Cash settled share right	67,500	—	—	—	67,500	—

Greg Targett
	Performance option	—	—	—	—	—	—
	Performance share right	6,889	28,759	—	—	35,648	—

Rob Whitfield
	Performance option	559,597	—	—	—	559,597	404,264
	Performance share right	66,585	35,949	—	—	102,534	66,585

Note 41. Director and other key management personnel disclosures (continued)

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

NOTES TO THE FINANCIAL STATEMENTS

Note 41. Director and other key management personnel disclosures (continued)

Shareholdings

The following table sets out details of Westpac ordinary shares held by the Non-executive Directors during the year ended 30 September 2010:

	Number Held at Start of Year	Other Changes During the Year	Number Held at End of Year
Ted Evans
2010	19,130	543	19,673
2009	13,775	5,355	19,130

John Curtis
2010	72,787	8,000	80,787
2009	—	52,787	72,787

Elizabeth Bryan
2010	19,444	1,066	20,510
2009	10,458	8,986	19,444

Gordon Cairns
2010	17,038	—	17,038
2009	8,506	8,532	17,038

Peter Hawkins
2010	15,218	—	15,218
2009	—	15,218	15,218

Carolyn Hewson
2010	16,348	—	16,348
2009	13,448	2,900	16,348

Lindsay Maxsted
2010	7,404	2,906	10,310
2009	1,636	5,768	7,404

Graham Reaney
2010	75,361	—	75,361
2009	—	67,161	75,361

Peter Wilson
2010	13,597	746	14,343
2009	12,003	1,594	13,597

None of the above shares include non-beneficially held shares.

Note 41. Director and other key management personnel disclosures (continued)

The following table sets out details of Westpac ordinary shares held by the CEO and other key management personnel for the year ended 30 September 2010:

	Total Number Held at Start of Year	RSP Shares Granted as Compensation	Number Received on Exercise of Equity Instruments	Other Changes During the Year	RSP Shares Held at End of Year	Total Number Held at End of Year(1)
Gail Kelly
2010	1,544,883	74,626	—	(300,000)	120,739	1,319,509
2009	277,639	92,226	—	1,175,018	175,518	1,544,883

John Arthur
2010	26,372	7,889	—	13,676	7,889	47,937
2009	—	—	—	4,438	—	26,372

Ilana Atlas(3)
2010	199,131	—	137,480	—	—	—
2009	199,540	18,485	—	(18,894)	29,991	199,131

Greg Bartlett
2010	776,424	10,127	—	—	28,691	786,551
2009	—	41,700	—	734,724	41,700	776,424

Philip Chronican(2)
2010	—	—	—	—	—	—
2009	704,217	30,808	47,849	(430,044)	—	—

Peter Clare
2010	10,807	12,260	—	—	23,043	23,067
2009	—	10,783	—	24	10,783	10,807

Philip Coffey
2010	219,767	23,987	353,213	(276,590)	77,637	320,377
2009	225,421	38,510	—	(44,164)	53,650	219,767

Rob Coombe
2010	300,331	13,859	319,803	(515,142)	55,810	118,851
2009	179,967	20,025	100,339	—	41,951	300,331

Brad Cooper
2010	54,971	34,742	—	—	89,713	89,713
2009	—	54,971	—	—	54,971	54,971

George Frazis
2010	—	—	58,177	—	—	58,177
2009	—	—	—	—	—	—

Peter Hanlon
2010	56,938	13,859	310,479	(310,314)	42,675	70,962
2009	36,466	20,025	—	447	28,816	56,938

Bob McKinnon
2010	—	12,793	—	41	12,793	12,834
2009	—	—	—	—	—	—

Greg Targett
2010	95,668	6,204	—	(1,744)	16,189	100,128
2009	—	19,632	—	74,292	19,632	95,668

Rob Whitfield
2010	264,692	19,786	—	(31,333)	103,145	253,145
2009	305,354	71,888	—	(112,550)	83,359	264,692

(1)	The highest number of shares held by an individual in the above tables is 0.05% of total Westpac ordinary shares outstanding at 30 September 2010.
(2)	The above information relates to the period that these executives were other key management personnel during the year, and therefore the movements will not add to the totals.
(3)	Ilana Atlas retired 31 January 2010.

NOTES TO THE FINANCIAL STATEMENTS

Note 41. Director and other key management personnel disclosures (continued)

The following table sets out the details of the performance options, performance share rights and unhurdled share rights held at 30 September 2010 by the CEO and other key management personnel:

	Latest Date	Number of	Number of	Exercise Price
	for Exercise	Share Rights	Options	of Options
Gail Kelly	1 Feb 2018	82,290	364,431	$25.89
	1 Dec 2018	119,731	356,125	$16.80
	21 Dec 2019	166,002	—	—

John Arthur	1 Oct 2019	19,173	—	—

Greg Bartlett	1 Dec 2018	19,685	—	—
	1 Oct 2019	25,464	—	—

Peter Clare	1 Oct 2018	—	81,799	$23.40
	1 Oct 2019	25,763	—	—

Philip Coffey	20 Jan 2013	—	127,308	$13.59
	20 Jan 2015	—	179,791	$18.98
	15 Dec 2016	—	149,567	$23.98
	17 Dec 2017	—	114,786	$30.10
	1 Oct 2018	—	104,805	$23.40
	1 Oct 2019	35,949	—	—

Rob Coombe	15 Dec 2016	—	133,220	$23.98
	17 Dec 2017	—	118,796	$30.10
	1 Oct 2018	—	110,224	$23.40
	20 Jan 2015	26,827	—	—
	1 Oct 2019	33,553	—	—

Brad Cooper	17 Dec 2017	—	104,761	$30.10
	1 Oct 2018	—	92,024	$23.40
	1 May 2017	22,045	—	—
	1 Oct 2019	31,455	—	—

George Frazis	1 Mar 2019	82,023	260,869	$16.49
	1 Oct 2019	39,953	—	—

Peter Hanlon	15 Dec 2016	—	55,249	$23.98
	17 Dec 2017	—	68,922	$30.10
	1 Oct 2018	—	78,220	$23.40
	1 Oct 2019	25,763	—	—

Bob McKinnon	—	—	—	—

Greg Targett	1 Dec 2018	6,889	—	—
	1 Oct 2019	28,759	—	—

Rob Whitfield	21 Jan 2014	22,537	81,319	$16.34
	20 Jan 2015	19,162	74,913	$18.98
	20 Dec 2015	—	125,436	$20.53
	15 Dec 2016	24,886	122,596	$23.98
	17 Dec 2017	—	93,984	$30.10
	1 Oct 2018	—	61,349	$23.40
	1 Oct 2019	35,949	—	—

Note 41. Director and other key management personnel disclosures (continued)

Loans to Directors and other key management personnel disclosures

Other than already discussed in Note 40, all financial instrument transactions that have occurred during the financial year between the directors and The Westpac Group were conducted on an arm’s length basis in the ordinary course of business and on commercial terms and conditions. These transactions consisted principally of normal personal banking and financial investment services.

Details of loans to Directors and other key management personnel (including their related parties) of the Group are:

2010

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Number in Group at End of Year
Directors	2,633,472	306,224	—	6,018,345	5
Other key management personnel	13,264,612	846,527	9,904	13,439,098	9
	15,898,084	1,152,751	9,904	19,457,443	14

Individuals with loans above $100,000 during the 30 September 2010 financial year were:

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Highest Indebtedness During the Year $
Directors
Ted Evans	127,882	6,992	—	151,311	186,974
Gordon Cairns	738,000	59,045	—	1,428,591	1,498,000
John Curtis	—	141,815	—	3,207,462	3,226,342
Lindsay Maxsted	1,630,000	84,764	—	1,022,454	1,652,454
Graham Reaney	137,590	13,608	—	208,528	427,568

Other key management personnel
Ilana Atlas	2,500,000	71,550	—	—	2,500,000
Greg Bartlett	5,602,538	473,084	9,904	8,004,338	9,941,389
Peter Clare	—	1,228	—	—	170,225
Philip Coffey	250,000	15,300	—	250,000	250,000
Brad Cooper	3,925,469	221,958	—	3,911,412	4,005,141
Peter Hanlon	497,873	21,756	—	24,472	1,103,830
Bob McKinnon	—	16,714	—	921,701	943,219
Greg Targett	488,732	24,936	—	327,175	987,334

NOTES TO THE FINANCIAL STATEMENTS

Note 41. Director and other key management personnel disclosures (continued)

Details of loans to Directors and other key management personnel (including their related parties) of the Group are:

2009

	Balance at Start of Year(1) $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Number in Group at End of Year
Directors	2,403,705	203,875	—	2,633,472	4
Other key management personnel	7,376,105	854,745	7,245	13,264,612	6
	9,779,810	1,058,620	7,245	15,898,084	10

(1)	The balance at the start of the year does not include balances at the end of the previous year reported for Andrew Carriline.

Individuals with loans above $100,000 during the 30 September 2009 financial year were:

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Highest Indebtedness During the Year $
Directors
Ted Evans	165,705	6,559	—	127,882	165,705
Gordon Cairns	738,000	69,301	—	738,000	738,000
Lindsay Maxsted	1,500,000	117,487	—	1,630,000	2,000,000
Graham Reaney	—	10,526	—	137,590	138,188

Other key management personnel
Ilana Atlas	2,500,000	113,265	—	2,500,000	2,500,000
Greg Bartlett	—	423,050	7,245	5,602,538	11,006,630
Peter Clare	—	72,593	—	—	6,263,374
Philip Coffey	607,474	23,806	—	250,000	607,474
Brad Cooper	3,350,000	155,195	—	3,925,469	7,275,469
Peter Hanlon	139,806	21,092	—	497,873	996,667
Greg Targett	—	6,645	—	488,732	611,331
Rob Whitfield	778,825	29,140	—	—	780,539

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

The total annual contributions received in respect of Infrastructure Notes for the year ended 30 September 2010 was $2,081,139 (2009 $1,756,284). The contributions were made by John Curtis, Elizabeth Bryan, Philip Coffey, Rob Coombe and Rob Whitfield.

Note 42. Notes to the cash flow statements

Cash and balances with central banks

	Consolidated			Parent Entity
	2010	2009	2008	2010	2009
	$m	$m	$m	$m	$m
Cash on hand	3,276	2,917	3,906	2,914	2,249
Balance with central banks	1,188	355	903	779	329
Total cash and balances with central banks	4,464	3,272	4,809	3,693	2,578

Note 42. Notes to the cash flow statements (continued)

Cash and cash equivalents

Reconciliation of net cash (used in)/provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation.

	Consolidated			Parent Entity
	2010	2009	2008	2010	2009
	$m	$m	$m	$m	$m
Reconciliation of net cash (used in)/provided by operating activities to net profit
Net profit	6,412	3,517	3,932	6,160	2,037
Adjustments:
Depreciation, amortisation and impairment	720	610	328	526	259
Increase/(decrease) in sundry provisions and other non-cash items	(756)	435	(32)	(2,435)	(161)
Impairment charges on loans	1,506	3,287	963	990	2,044
Increase/(decrease) in derivative financial instruments	(2,418)	15,000	(6,214)	(2,499)	10,162
(Increase)/decrease in trading assets	1,819	12,428	(13,819)	2,932	11,924
Increase/(decrease) in trading liabilities	(5,936)	(13,104)	8,470	(4,205)	(8,266)
(Increase)/decrease in accrued interest receivable	(357)	345	(280)	(224)	250
(Decrease)/increase in accrued interest payable	1,455	(349)	470	1,143	(367)
Increase/(decrease) in current and deferred tax	(1,977)	1,168	(367)	(2,513)	864
Net cash (used in)/provided by operating activities	468	23,337	(6,549)	(125)	18,746
Details of assets and liabilities of controlled entities and businesses disposed
Cash	—	—	12	—	—
Total assets (financial and tangible)	—	—	208	—	—
Total liabilities	—	—	(155)	—	—
Net assets of entities and businesses disposed	—	—	65	—	—
Gain on disposal	—	—	17	—	—
Cash consideration (net of sale costs)	—	—	82	—	—
Less: cash deconsolidated	—	—	(12)	—	—
Cash consideration (net of sale costs and cash held)	—	—	70	—	—
Details of assets and liabilities of controlled entities and businesses acquired
Total assets (financial and tangible) excluding cash	—	147,939	42	131,604	—
Identifiable intangible assets	—	2,493	38	2,229	—
Total liabilities	—	(144,845)	(74)	(139,890)	—
Identifiable net assets acquired	—	5,587	6	(6,057)	—
Goodwill	—	6,162	131	5,849	—
Shares issued	—	(12,116)	—	—	—
Reserves	—	—	—	(6)	—
Non-controlling interests	—	(7)	—	—	—
Cash (acquired)/paid (net of transaction costs)	—	(374)	137	(214)	—

Business acquired

On 4 January 2008, the Group acquired 100% of the share capital of RAMS Franchising Pty Limited, a franchise distribution business offering mortgage origination services.

During the 2009 financial year, Westpac completed its merger with St.George Bank Limited. In the current year, Westpac and St.George Bank Limited commenced operating as a single ADI.

Refer to Note 43 for details of the merger with St.George and transition to a single ADI.

Business disposed

During the 2008 financial year Westpac disposed of operations that were warehoused as part of its Specialised Capital group.

Equity transactions

Refer to Note 24 for details of the shares issued during the year.

NOTES TO THE FINANCIAL STATEMENTS

Note 43. Merger with St.George Bank Limited and transition to a single authorised deposit-taking institution

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

The principal activities of St.George at the acquisition date were the provision of retail mortgages, business lending, wealth management and retail banking services. There have been no changes in the principal activities of St.George since acquisition.

Goodwill arose in the business combination as the difference between the consideration paid and the fair value of net assets, identifiable intangible assets and contingent liabilities acquired. The goodwill balance was attributed to the skills and talent of the St.George workforce, the benefit of expected head office and operational synergies, revenue growth and future market developments. These benefits were not recognised separately from goodwill as the future economic benefits arising from them cannot be measured reliably or they are not capable of being separated from the Group and sold, transferred, licensed, rented or exchanged either individually or together with any related contracts.

During the period 18 November 2008 to 30 September 2009, St.George Bank Limited contributed $971 million to the consolidated net profit for the year ended 30 September 2009.

If the merger had occurred on 1 October 2008, Group revenue would have been $36,847 million and net profit would have been $3,640 million for the financial year ended 30 September 2009. This pro-forma financial information uses St.George data for the 12-month period ended 30 September 2009 and represents the historical operating results of St.George, reported in accordance with their pre-merger accounting policies.

Details of the purchase consideration are set out below:

$m
Fair value of 743 million Westpac ordinary shares issued in exchange for St.George ordinary shares(1)	12,116
Fair value of Westpac restricted and unrestricted shares issued to St.George employees	4
Direct costs relating to the merger	45
Total purchase consideration	12,165

(1)	Excluding the fair value of $3 million of shares issued to an employee share trust controlled by St.George.

Note 43. Merger with St.George Bank Limited and transition to a single authorised deposit-taking institution (continued)

Details of the fair value of the identifiable assets and liabilities acquired and goodwill at 17 November 2008 are set out below:

	Pre-acquisition	Recognised
	Carrying	Values on
	Amount	Acquisition
	$m	$m
Assets
Cash and balances with central banks	423	423
Due from other financial institutions	10,357	10,357
Derivative financial instruments	7,155	7,155
Trading securities	6,702	6,702
Available-for-sale securities	2,410	2,250
Loans	120,889	120,192
Life insurance assets	59	59
Goodwill (pre-merger)	1,186	—
Intangible assets excluding goodwill:
Core deposit intangible	—	1,494
Brand names	—	636
Distribution relationships financial planners	—	191
Customer relationships credit cards	—	89
Software	190	83
Property, plant and equipment	337	321
Current tax assets	63	63
Deferred tax assets	249	—
Other assets	851	840
Total assets	150,871	150,855
Liabilities
Due to other financial institutions	5,756	5,756
Deposits at amortised cost	84,540	84,754
Derivative financial instruments	3,322	3,314
Other trading liabilities and other financial liabilities designated at fair value	6,829	6,838
Debt issues	35,287	34,579
Acceptances	3,009	3,009
Deferred tax liabilities	—	124
Life insurance policy liabilities	38	38
Provision for distributions on ordinary shares and hybrids	718	718
Other provisions	291	298
Other liabilities	1,471	1,653
Total liabilities (excluding loan capital)	141,261	141,081
Loan capital
Subordinated bonds, notes, and debentures(1)	3,397	3,764
Total loan capital	3,397	3,764
Total liabilities and loan capital	144,658	144,845
Net assets	6,213	6,010
Non-controlling interests		(7)
Net identifiable assets and liabilities attributable to Westpac Banking Corporation		6,003
Goodwill		6,162

(1)

In addition to the fair value of St.George loan capital, the recognised value on acquisition also includes the reclassification of St.George SAINTS ($350 million) and SPS ($150 million) hybrid instruments that were previously included as part of St.George’s shareholders’ equity.

NOTES TO THE FINANCIAL STATEMENTS

Note 43. Merger with St.George Bank Limited and transition to a single authorised deposit-taking institution (continued)

On 1 March 2010 Westpac and St.George commenced operating as a single ADI. In conjunction with that process, the legal entity St.George Bank Limited was deregistered and Westpac became its successor in law. This resulted in all of St.George’s assets and liabilities (including all deposits, contracts and debt securities previously issued by St.George Bank Limited) becoming Westpac’s assets and liabilities. All St.George Bank Limited directly owned subsidiaries became directly owned by Westpac.

Details of the impact of transferring the assets and liabilities of St.George Bank Limited to Westpac and the derecognition of Westpac’s investment in St.George Bank Limited are set out below:

1 March 2010
$m
Assets
Cash and balances with central banks	214
Receivables due from other financial institutions	1,675
Derivative financial instruments	1,511
Trading securities	6,047
Other financial assets designated at fair value	1
Available-for-sale securities	178
Loans	115,684
Due from subsidiaries	18,342
Investments in subsidiaries	(13,284)
Goodwill	5,849
Intangible assets excluding goodwill	2,229
Property, plant and equipment	260
Deferred tax assets	445
Other assets	745
Total assets	139,896
Liabilities
Payables due from other financial institutions	961
Deposits at amortised cost	70,021
Derivative financial instruments	2,185
Debt issues	5,017
Acceptances	212
Current tax liabilities	(98)
Deferred tax liabilities	527
Due to subsidiaries	56,997
Provisions	285
Other liabilities	1,548
Total liabilities (excluding loan capital)	137,655
Loan capital
Subordinated bonds, notes, and debentures	2,235
Total loan capital	2,235
Total liabilities and loan capital	139,890
Net assets	6
Shareholders’ equity
Reserves
Cash flow hedge	(33)
Common Control	41
Other	(2)
Total equity	6

Note 44. Subsequent events

No matter or circumstance has arisen since the year ended 30 September 2010 which is not otherwise dealt with in this Financial Report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

STATUTORY STATEMENTS

Directors’ declaration

In the Directors’ opinion:

a.              the financial statements and notes set out in ‘Section 3 — Financial report for the year ended 30 September 2010’ are in accordance with the Corporations Act 2001, including:

(i)           complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)        giving a true and fair view of Westpac Banking Corporation and the Group’s financial position as at 30 September 2010 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

b.             there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

Note 1(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declaration by the Chief Executive Officer and the Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

Ted Evans AC Chairman	Gail Kelly Managing Director & Chief Executive Officer
Sydney 3 November 2010

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

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac’s internal control over financial reporting as of 30 September 2010 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that Westpac’s internal control over financial reporting as of 30 September 2010 was effective.

The effectiveness of Westpac’s internal control over financial reporting as of 30 September 2010 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

PricewaterhouseCoopers ABN 52 780 433 757 Darling Park Tower 2 201 Sussex Street GPO BOX 2650 SYDNEY NSW 1171 DX 77 Sydney Australia Telephone +61 2 8266 0000 Facsimile +61 2 8266 9999 www.pwc.com/au

Independent Auditor’s report to the members of Westpac Banking Corporation

Report on the financial report

We have audited the accompanying financial report of Westpac Banking Corporation (the ‘Corporation’), which comprises the balance sheet as at 30 September 2010, and the income statement, the statement of comprehensive income, the statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both the Corporation and the Westpac Banking Corporation Group (the Consolidated Entity). The Consolidated Entity comprises Westpac and the entities it controlled at the year’s end or from time to time during the financial year.

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

Auditor’s opinion

In our opinion:

a.              the financial report of the Corporation is in accordance with the Corporations Act 2001, including:

(i)           giving a true and fair view of the Corporation’s and the Consolidated Entity’s financial position as at 30 September 2010 and of their performance for the year ended on that date; and

(ii)        complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

b.             the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

STATUTORY STATEMENTS

Report on the Remuneration Report

We have audited the Remuneration Report included in the Directors’ report in Section 1 of this Annual Report for the year ended 30 September 2010. The directors of the Corporation are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion

In our opinion, the Remuneration Report of the Corporation for the year ended 30 September 2010, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Ian Hammond Partner	Sydney, Australia 3 November 2010

PricewaterhouseCoopers ABN 52 780 433 757 Darling Park Tower 2 201 Sussex Street GPO BOX 2650 SYDNEY NSW 1171 DX 77 Sydney Australia Telephone +61 2 8266 0000 Facsimile +61 2 8266 9999 www.pwc.com/au

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Westpac Banking Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements present fairly, in all material respects, the financial position of Westpac Banking Corporation (the ‘Corporation’) and its subsidiaries at 30 September 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of 30 September 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading ‘Management’s Report on Internal Control over Financial Reporting’ in the accompanying Annual Report. Our responsibility is to express opinions on these financial statements and on the Corporation’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers	Sydney, Australia 3 November 2010

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

SECTION 4

Shareholding information

Additional information

Information for shareholders

Glossary of abbreviations and defined terms

Contact us

SHAREHOLDING INFORMATION

Westpac ordinary shares

Top 20 ordinary shareholders at 5 October 2010

	Number of Fully Paid Ordinary Shares	% Held
HSBC Custody Nominees (Australia) Limited	444,695,642	14.88
JP Morgan Nominees Australia Limited	379,805,564	12.71
National Nominees Limited	312,929,618	10.47
Citicorp Nominees Pty Limited	143,271,824	4.79
RBC Global Services Australia Nominees Pty Limited	73,948,625	2.47
Cogent Nominees Pty Limited	57,815,915	1.93
AMP Life Limited	26,481,210	0.89
Australian Foundation Investment Company Limited	18,236,232	0.61
UBS Private Clients Australia Nominees Pty Limited	15,635,906	0.52
Australian Reward Investment Alliance	13,802,315	0.46
ANZ Nominees Limited	12,492,571	0.42
Bond Street Custodians Limited	11,410,755	0.38
Queensland Investment Corporation	10,371,346	0.35
UBS Nominees Pty Limited	9,951,463	0.33
Milton Corporation Limited	9,000,750	0.30
Argo Investments Limited	8,646,851	0.29
Perpetual Trustee Company Limited	8,222,131	0.28
Invia Custodian Pty Limited	7,557,952	0.25
Tasman Asset Management Limited	4,408,952	0.15
Questor Financial Services Limited	4,201,956	0.14
Total of Top 20 registered shareholders	1,572,887,578	52.62

As at 5 October 2010 there were 561,023 holders of our ordinary shares compared to 538,953 in 2009 and 376,813 in 2008. Ordinary shareholders with a registered address in Australia held approximately 98% of our fully paid share capital at 5 October 2010 (approximately 98% in 2009 and 97% in 2008).

Substantial shareholders as at 5 October 2010

As at 5 October 2010 there were no shareholders which met the Corporations Act’s definition of being a ‘substantial shareholder’. A person will have a substantial holding of our shares if the voting rights attaching to our shares in which that person or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The above table of the Top 20 ordinary shareholders includes shareholders that may hold shares for the benefit of third parties.

Significant changes in ordinary share ownership of substantial shareholders

On 15 October 2009, Barclays Group became a substantial shareholder having relevant interests in 171,119,392 ordinary shares (5.82% of total votes outstanding). They ceased to be a substantial shareholder on 16 November 2009.

On 2 December 2009, BlackRock Investment Management (Australia) Limited became a substantial shareholder having relevant interests in 159,356,967 ordinary shares (5.35% of total votes outstanding). They ceased to be a substantial shareholder on 18 May 2010.

Control of registrant

We are not directly or indirectly owned or controlled by any other corporation(s) or by any foreign government. Refer to the section ‘Exchange controls and other limitations affecting security holders’ which provides information on the Foreign Acquisitions and Takeovers Act 1975, Corporations Act 2001 and Financial Sector (Shareholdings) Act 1998 which impose limits on equity holdings.

At 30 September 2010, our Directors and Executive Officers owned beneficially, directly or indirectly, an aggregate of 3,470,839 (0.12%) of the fully paid ordinary shares outstanding.

Analysis by range of holdings of ordinary shares as at 5 October 2010

			Number of Holders		Number of		Number of holders
			of Fully Paid		Fully Paid		of Share Options
Number of Shares			Ordinary Shares	%	Ordinary Shares	%	and Rights
1	–	1,000	311,621	55.54	130,029,690	4.35	77
1,001	–	5,000	193,739	34.53	439,430,587	14.70	209
5,001	–	10,000	33,138	5.91	232,665,576	7.78	70
10,001	–	100,000	21,852	3.90	465,129,403	15.56	99
100,001 and over			673	0.12	1,721,952,263	57.61	41
Totals			561,023	100.00	2,989,207,519	100.00	496

There were 10,119 shareholders holding less than a marketable parcel ($500) based on a market price of $23.11 at the close of trading on 5 October 2010.

Voting rights of ordinary shares

Holders of our fully paid ordinary shares have, at general meetings (including special general meetings), one vote on a show of hands and, upon a poll, one vote for each fully paid ordinary share held by them.

Westpac Stapled Preferred Securities

Westpac SPS

Top 20 holders of Westpac SPS at 5 October 2010

	Number of Westpac SPS	% Held
BT Portfolio Services Limited	638,010	6.16
RBC Dexia Investor Services Australia Nominees Pty Limited	302,803	2.92
UBS Wealth Management Australia Nominees Pty Limited	297,046	2.87
HSBC Custody Nominees (Australia) Limited	266,289	2.57
Bond Street Custodians Limited	246,588	2.38
Invia Custodian Pty Limited	234,871	2.27
JP Morgan Nominees Australia Limited	162,600	1.57
Avanteos Investments Limited	106,288	1.03
JMB Pty Limited	80,800	0.78
Eastcote Pty Limited	80,000	0.77
Wiser Equity Pty Limited	80,000	0.77
Netwealth Investments Limited	76,985	0.74
Hayson Super Investment Pty Limited	70,000	0.68
Namrog Investments Pty Ltd	60,000	0.58
Perpetual Trustee Company Limited	58,561	0.57
National Nominees Limited	57,017	0.55
Equity Trustees Limited	54,082	0.52
Burrawong Investments Pty Limited	50,000	0.48
Country Employment Services Pty Limited	50,000	0.48
Domer Mining Company Pty Limited	50,000	0.48
Total of top 20 registered holders	3,021,940	29.17

SHAREHOLDING INFORMATION

Analysis by range of holdings of Westpac SPS as at 5 October 2010

			Number of Holders of		Number of
Number of Securities			Westpac SPS	%	Westpac SPS	%
1	–	1,000	14,226	91.72	4,439,982	42.85
1,001	–	5,000	1,128	7.27	2,515,532	24.27
5,001	–	10,000	88	0.57	712,924	6.88
10,001	–	100,000	64	0.41	1,700,800	16.41
100,001 and over			4	0.03	993,432	9.59
Totals			15,510	100.00	10,362,670	100.00

There were two shareholders holding less than a marketable parcel based on a market price of $102.00 at the close of trading on 5 October 2010.

Westpac SPS II

Top 20 holders of Westpac SPS II at 5 October 2010

	Number of Westpac SPS II	% Held
BT Portfolio Services Limited	496,433	5.47
Invia Custodian Pty Limited	320,930	3.53
RBC Dexia Investor Services Australia Nominees Pty Limited	262,629	2.89
Namrog Investments Pty Limited	250,000	2.75
Bond Street Custodians Limited	198,144	2.18
Avanteos Investments Limited	155,675	1.71
UBS Wealth Management Australia Nominees Pty Limited	139,458	1.54
UCA Cash Management Fund Limited	135,101	1.49
Questor Financial Services Limited	125,934	1.39
BKI Investment Company Limited	90,165	0.99
HSBC Custody Nominees (Australia) Limited	67,253	0.74
Alsop Pty Limited	55,000	0.61
Equity Trustees Limited	53,587	0.59
National Nominees Limited	52,731	0.58
Dimbulu Pty Limited	51,000	0.56
Domer Mining Co Pty Limited	50,000	0.55
Koll Pty Limited	50,000	0.55
Randazzo C&G Developments Pty Limited	50,000	0.55
JP Morgan Nominees Australia Limited	47,000	0.52
Fortis Clearing Nominees Pty Limited	32,346	0.36
Total of top 20 registered holders	2,683,386	29.55

Analysis by range of holdings of Westpac SPS II as at 5 October 2010

			Number of Holders of		Number of
Number of Securities			Westpac SPS II	%	Westpac SPS II	%
1	–	1,000	12,581	91.33	3,697,817	40.71
1,001	–	5,000	1,048	7.61	2,351,365	25.89
5,001	–	10,000	88	0.64	720,907	7.94
10,001	–	100,000	53	0.38	1,482,024	16.31
100,001 and over			5	0.04	831,165	9.15
Totals			13,775	100.00	9,083,278	100.00

There was one shareholder holding less than a marketable parcel based on a market price of $108.00 at the close of trading on 5 October 2010.

SHAREHOLDING INFORMATION

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

Domicile of ordinary shareholders as at 5 October 2010

			Number of	% of
	Number		Issued Shares	Issued Shares
	of Holders	% of Holdings	and Options	and Options
Australia	529,993	94.47	2,930,282,875	98.03
New Zealand	26,528	4.73	43,557,708	1.46
United Kingdom	1,780	0.32	4,046,578	0.14
United States	592	0.10	1,942,640	0.06
Other	2,130	0.38	9,377,718	0.31
Totals	561,023	100.00	2,989,207,519	100.00

Domicile of holders of Westpac SPS as at 5 October 2010

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac SPS	Westpac SPS
Australia	15,500	99.94	10,355,181	99.93
Singapore	3	0.02	1,030	0.01
United States	2	0.01	4,250	0.04
Other	5	0.03	2,209	0.02
Total	15,510	100.00	10,362,670	100.00

Domicile of holders of Westpac SPS II as at 5 October 2010

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac SPS II	Westpac SPS II
Australia	13,769	99.96	9,081,683	99.98
New Zealand	3	0.02	650	0.01
United States	1	0.01	255	—
Other	2	0.01	690	0.01
Total	13,775	100.00	9,083,278	100.00

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

	Per Ordinary Share in A$(1)		Per American Depositary Share in US$(1)
Financial year ending	High	Low	High	Low
September 2010	28.43	20.56	133.15	87.70
September 2009	26.74	14.40	115.44	45.90
September 2008	31.32	18.36	141.98	85.28
September 2007	28.69	22.53	125.80	84.74
September 2006	25.35	21.31	96.60	76.46

	Per Ordinary Share in A$		Per American Depositary Share in US$
Quarter ending	High	Low	High	Low
2010:
March	28.35	26.21	128.52	97.80
June	28.43	20.60	133.15	88.26
September	24.49	20.56	116.24	87.70
2009:
March	19.89	14.40	69.81	47.90
June	20.93	18.27	81.72	68.75
September	26.74	18.76	115.44	73.79
December	27.57	24.67	124.91	102.45
2008:
March	28.19	20.34	122.50	94.45
June	26.25	19.92	122.19	95.29
September	24.82	18.36	108.35	85.28
December	24.10	14.59	91.35	45.90
2007:
March	26.49	23.37	106.75	92.04
June	27.85	25.17	115.19	106.40
September	28.69	23.35	125.80	97.83
December	31.32	26.70	141.98	115.77

	Per Ordinary Share in A$		Per American Depositary Share in US$
Month ending – 2010	High	Low	High	Low
October	23.54	22.28	114.78	109.15
September	24.17	21.90	116.24	102.98
August	24.49	21.00	111.51	93.82
July	24.27	20.56	108.50	87.70
June	23.99	20.60	103.71	88.50
May	27.83	20.82	129.00	88.26
April	28.43	26.64	133.15	121.20

(1)  Market price information is intraday high and low trading prices.

SHAREHOLDING INFORMATION

Fees and charges payable by a holder of Westpac ADS

The depositary for Westpac’s ADS program, JPMorgan Chase Bank, N.A. (the ‘Depositary’), collects fees for delivery and surrender of ADS directly from investors depositing ordinary shares or surrendering ADS for the purpose of withdrawal or from intermediaries acting for them. The Depositary may also collect fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees.

The charges of the Depositary payable by investors are as follows:

Type of service	Depositary actions	Fee
Depositing or substituting the underlying shares

Delivery of ADS against the deposit of ordinary shares, including deposits and issuances in respect of :

•   share distributions, stock splits, rights, mergers; and

•   exchange of securities or other transactions or events or other distribution affecting the ADS or deposited securities.

US$5.00 or less per 100 ADS (or portion thereof) evidenced by the new ADS delivered

Receiving or distributing cash dividends	Distribution of cash dividends	No fee currently payable

Withdrawing an underlying ordinary share	Acceptance of ADS surrendered for withdrawal of deposited ordinary shares	US$5.00 or less for each 100 ADS (or portion thereof) evidenced by the ADS surrendered

General depositary services, particularly those charged on an annual basis	Other services performed by the Depositary in administering the ADS program	No fee currently payable

Expenses of the Depositary

Expenses incurred on behalf of Holders in connection with:

•   taxes and other governmental charges;

•   cable, telex and facsimile transmission/delivery;

•   transfer or registration fees, if applicable, for the registration of transfers or underlying ordinary shares; and

•   expenses of the Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency).

Expenses payable at the sole discretion of the Depositary by billing holders or by deducting charges from one or more cash dividends or other cash distributions

Fees and payments made by the Depositary to Westpac

The Depositary has agreed to reimburse certain Westpac expenses related to Westpac’s ADS program and incurred by Westpac in connection with the program. In the year ended 30 September 2010, the Depositary reimbursed to Westpac, or paid amounts on its behalf to third parties, a total sum of US$62,244. There are limits on the amount of expenses for which the Depositary will reimburse Westpac. The table below sets out the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in the year ended 30 September 2010.

Reimbursed for the year ended 30 September 2010
Category of expense reimbursed to Westpac	US$’000s
Investor relations	62
NYSE listing fees	0
Total	62

Under certain circumstances, including removal of the Depositary or termination of the ADS program by Westpac, Westpac is required to repay the Depositary certain amounts reimbursed and/or expenses paid to or on behalf of Westpac. The Depositary has also agreed to waive certain of its fees for standard costs associated with the maintenance and administration of the ADS program.

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

which are prohibited without the prior approval of the RBA.

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

Under the Charter of the United Nations Act 1945 and associated regulations, UNSC financial sanctions have been implemented. It is an offence to use or deal with funds, financial assets or economic resources of persons or entities associated with certain countries designated by the UNSC. It is also a criminal offence to make assets available to such persons or entities.

Limitations affecting security holders

The following Australian laws impose limitations on the right of non-residents or non-citizens of Australia to hold, own or vote on shares in Westpac. All these limitations apply to the holders of the American Depositary Receipts (ADR) evidencing ADS, issued by our Depositary in the United States.

Foreign Acquisitions and Takeovers Act 1975

Acquisitions of interests in shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of Australia under the Foreign Acquisitions and Takeovers Act 1975 (Cth). That legislation applies to any acquisition by a foreign person, including a corporation or group of associated foreign persons, which results in ownership of 15% or more of the issued shares of an Australian company or control of 15% or more of the total voting power. In addition, the legislation applies to any acquisition by non-associated foreign persons resulting in foreign persons controlling, together with any associate or associates of any of them, in the aggregate, 40% or more of total voting power or ownership. The legislation requires any persons proposing to make any such acquisition to first notify the Treasurer of their intention to do so. Where such an acquisition has already occurred, the Treasurer has the power to order divestment.

Financial Sector (Shareholdings) Act 1998

The Financial Sector (Shareholdings) Act 1998 (Cth) imposes restrictions on shareholdings in Australian financial sector companies (which includes Westpac). Under that legislation a person (including a corporation) may not hold more than a 15% ‘stake’ in a financial sector company without prior approval from the Treasurer of Australia. A person’s stake in a financial sector company is equal to the aggregate of the person’s voting power in the company and the voting power of the person’s associates. The concept of voting power is very broadly defined. The Treasurer may approve a higher percentage shareholding limit if the Treasurer is satisfied that it is in the national interest to do so.

In addition, even if a person does not exceed the 15% shareholding limit in a financial sector company, the Treasurer has the power to declare that a person has ‘practical control’ of a financial sector company and require the person to relinquish that control or reduce their stake in that company.

Corporations Act 2001

The Corporations Act 2001 (Cth) prohibits any person (including a corporation) from acquiring a relevant interest in our voting shares if, after the acquisition, that person or any other person would be entitled to exercise more than 20% of the voting power. The prohibition is subject to certain limited exceptions, which must strictly be complied with to be applicable. In addition, under the Corporations Act, any person who begins to have, or ceases to have, a substantial holding in us, or if any person already has a substantial holding and there is a movement of at least 1% in their holding, is required to give a notice to us and to the ASX Limited providing certain prescribed information, including their name and address and details of their relevant interests in our

SHAREHOLDING INFORMATION

voting shares. Such notice must, generally, be provided within two business days.

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

Enforceability of foreign judgments in Australia

We are an Australian public corporation with limited liability. All of our Directors and Executive Officers reside outside the US. Substantially all or a substantial portion of the assets of all or many of such persons are located outside the US. As a result, it may not be possible for investors to effect service of process within the US upon such persons or to enforce against them judgments obtained in US courts predicated upon the civil liability provisions of the federal securities laws of the US. There may be doubt as to the enforceability in Australia, in original actions or in actions for enforcement of judgments of US courts, of civil liabilities predicated upon the federal securities laws of the US.

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

When an Australian resident individual shareholder receives a franked dividend, the shareholder receives a tax offset to the extent of the franking credits, which can be offset against the Australian income tax payable by the shareholder. An Australian resident shareholder may, in certain circumstances, be entitled to a refund of excess franking.

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

There are circumstances where a shareholder may not be entitled to the benefit of franking credits. The application of these rules depend upon the shareholder’s own circumstances, including the period during which the shares are held and the extent to which the shareholder is ‘at risk’ in relation to their shareholding.

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

Generally, subject to two exceptions, a non-resident disposing of shares in an Australian public company will be free from income tax in Australia. The main exceptions are:

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

United States taxation

The following is a summary of certain United States federal income tax implications of the ownership and dispositions of ordinary shares (including ADS) by US holders (as defined below) that hold the ordinary shares as capital assets. This discussion is based on the US Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed regulations, published rulings and court decisions, and the Tax Treaty, all as currently in effect and all of which are subject to change, possibly on a retroactive basis.

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

•         corporation created or organised in or under the laws of the United States or any state thereof or the District of Columbia;

•         an estate, the income of which is subject to United States federal income tax regardless of its source; or

•         a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust, or certain electing trusts that were in existence on 19 August 1996 and were treated as domestic trusts on that date.

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

SHAREHOLDING INFORMATION

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

You must include any Australian tax withheld from the dividend payment in this gross amount even though you do not in fact receive it. The dividend is ordinary income that you must include in income when you receive it, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution that you must include in your income as a US holder will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is included in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions on an ordinary share in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in such ordinary share and thereafter as capital gain.

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

Taxation of capital gains

If you are a US shareholder and you sell or otherwise dispose of your ordinary shares, you will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your ordinary shares. Capital gain of a non-corporate US holder is generally taxed at a maximum rate of 15% if recognised before 1 January 2011 (or 20% if recognised after 2010) where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. Such capital gain or loss generally will be income from sources within the United States, for foreign tax credit limitation purposes.

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

Disclosure requirements for specified foreign financial assets

Under recent legislation, individual US holders (and certain US entities specified in US Internal Revenue Service guidance) who, during any taxable year, hold any interest in any specified foreign financial asset generally will be required to file with their US federal income tax returns a statement setting forth certain information if the aggregate value of all such assets exceeds US$50,000. ‘Specified foreign financial asset’ generally includes any financial account maintained with a non-US financial institution and may also include the ordinary shares if they are not held in an account maintained with a US financial institution. Substantial penalties may be imposed, and the period of limitation on assessment and collection of US federal income taxes may be extended, in the event of a failure to comply. US holders should consult their own tax advisers as to the possible application to them of this new filing requirement.

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

ADDITIONAL INFORMATION

Our constitution

Overview

We were incorporated in 1850 under the Bank of New South Wales Act, a special piece of legislation passed by the New South Wales Parliament at a time when there was no general companies’ legislation in Australia. On 23 August 2002, Westpac became registered under the Corporations Act 2001 (Cth) as a public company limited by shares.

As part of the process of becoming a company regulated under the Corporations Act, shareholders adopted a new constitution at the AGM on 15 December 2000, which came into operation on 23 August 2002 and was subsequently amended by shareholders on 15 December 2005 and 13 December 2007.

Our objects and purposes

Our constitution does not contain a statement of our objects and purposes. These were originally contained in the Bank of New South Wales Act, as amended. As a company regulated by the Corporations Act, we have the legal capacity and powers of an individual both within and outside Australia, and all the powers of a body corporate, including the power to issue and cancel shares, to issue debentures, to distribute our property among our equity holders (either in kind or otherwise), to give security by charging our uncalled capital, to grant a floating charge over our property and to do any other act permitted by any law.

Directors’ voting powers

Under clause 9.11(a) of our constitution, subject to complying with the Corporations Act regarding disclosure of and voting on matters involving material personal interests, our Directors may:

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

e.      act in a professional capacity (or be a member of a firm that acts in a professional capacity) for our company, except as auditor; and

f.        participate in, vote on and be counted in a quorum for any meeting, resolution or decision of the Directors and be present at any meeting where any matter is being considered by the Directors.

Under clause 9.11(b) of our constitution, a Director may do any of the above despite the fiduciary relationship of the Director’s office:

a.      without any liability to account to our company for any direct or indirect benefit accruing to the Director; and

b.     without affecting the validity of any contract or arrangement.

Under the Corporations Act, however, a Director who has a material personal interest in any matter to be considered at any Board meeting must not be present while the matter is being considered or vote on the matter, unless the other Directors resolve to allow that Director to be present and vote or a declaration is made by the ASIC permitting that Director to participate and vote. These restrictions do not apply to a limited range of matters set out in section 191 of the Corporations Act, where the Director’s interest:

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

ADDITIONAL INFORMATION

Directors’ borrowing powers

Article 10.2 of our constitution empowers our Directors, as a Board, to exercise all the powers of Westpac to borrow or raise money, to charge any property or business of Westpac or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of Westpac or of any other person. Such powers may only be changed by amending the constitution, which requires a special resolution (that is, a resolution passed by at least 75% of the votes cast by members entitled to vote on the resolution and notice of which has been given in accordance with the Corporations Act).

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

Share rights

The rights attaching to our ordinary shares are set out in the Corporations Act and in our constitution, and may be summarised as follows:

a)    Profits and dividends

Holders of ordinary shares are entitled to receive such dividends on those shares as may be declared by our Directors from time to time. Dividends that are paid but not claimed, may be invested by our Directors for the benefit of Westpac until required to be dealt with in accordance with any law relating to unclaimed monies.

Our constitution requires that dividends be paid out of our profits. In addition, under the Corporations Act, Westpac must not pay a dividend unless our assets exceed our liabilities immediately before the dividend is declared and the excess is sufficient for payment of the dividend. In addition, the payment must be fair and reasonable to the company’s shareholders and must not materially prejudice our ability to pay our creditors.

Subject to the Corporations Act, the constitution, the rights of persons (if any) entitled to shares with special rights to dividend and any contrary terms of issue of or applying to any shares, our Directors may determine that a dividend is payable, fix the amount and the time for payment and authorise the payment or crediting by Westpac to, or at the direction of, each shareholder entitled to that dividend.

If any dividends are returned unclaimed, we are generally obliged, under the Unclaimed Money Act 1995 (Cth), to hold those amounts as unclaimed monies for a period of six years. If at the end of that period the monies remain unclaimed by the shareholder concerned, we must remit by 31 October in each year those monies to the Office of State Revenue. Upon such payment being made, we are discharged from further liability in respect of that amount.

Our Directors may, before paying any dividend, set aside out of our profits such sums as they think proper as reserves, to be applied, at the discretion of our Directors, for any purpose for which the profits may be properly applied. Our Directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

The following restrictions apply to our ability to declare and/or pay dividends:

i)        if the payment of the dividend would breach or cause a breach by us of applicable capital adequacy or other supervisory requirements of APRA. Currently, one such requirement is that a dividend should not be paid without APRA’s prior consent if payment of that dividend, after taking into account all other dividends (if any) paid on our shares and payments on more senior capital instruments, in the financial year to which they relate, would cause the aggregate of such dividend payments to exceed our after tax earnings for the financial year, as reflected in our relevant audited consolidated financial statements; and

ii)     if, under the Banking Act 1959 (Cth), we are directed by APRA not to pay a dividend; and

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

Convening general meetings

Under our constitution, our Directors may convene and arrange to hold a general meeting of Westpac whenever they think fit and must do so if required to do so under the Corporations Act and ASX Listing Rules. Under the Corporations Act, our Directors must call and arrange to hold a general meeting of Westpac if requested to do so by our shareholders who hold at least 5% of the votes that may be cast at the special general meeting or 100 shareholders entitled to vote at the meeting. Shareholders who hold at least 5% of the votes that may be cast at a general meeting may also call and arrange to hold a general meeting of Westpac at their own expense.

At least 28 days notice must be given of a meeting of our shareholders. Written notice must be given to all shareholders entitled to attend and vote at the meeting. All ordinary shareholders are entitled to attend and, subject to the constitution and the Corporations Act, to vote at general meetings of Westpac.

Limitations on securities ownership

A number of limitations apply in relation to the ownership of our shares, and these are more fully described in the section ‘Limitations affecting security holders’.

Change in control restrictions

Restrictions apply under the Corporations Act, the Financial Sector (Shareholdings) Act 1998 and the Foreign Acquisitions and Takeovers Act 1975.

For more detailed descriptions of these restrictions, refer to the sections ‘Limitations affecting security holders’, Foreign Acquisitions and Takeovers Act 1975, Financial Sector (Shareholdings) Act 1998, and Corporations Act 2001.

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

Our ACN is 007 457 141 and our ABN is 33 007 457 141.

Documents on display

We are subject to the disclosure requirements of the US Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file Annual Reports with, and furnish other information to, the United States SEC. These materials and other information furnished by us, may be inspected and copied at the SEC’s Conventional and Electronic Reading Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Conventional and Electronic Reading Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Since April 2002, we have filed our reports on Form 20-F and have furnished other information to the SEC in electronic format which may be accessed through this website.

ADDITIONAL INFORMATION

Exchange rates

For each of the years indicated, the high, low, average and year-end noon buying rates(1) for Australian dollars were:

Year ended 30 September	2011(2)	2010	2009	2008	2007	2006
	(US$ per A$1.00)
High	0.9943	0.9714	0.8824	0.9797	0.8855	0.7781
Low	0.9666	0.8172	0.6073	0.7831	0.7434	0.7056
Average(3)	n/a	0.9003	0.7400	0.9065	0.8163	0.7473
Close (on 30 September)(4)	n/a	0.9640	0.8824	0.7904	0.8855	0.7461

For each of the months indicated, the high and low noon buying rates for Australian dollars were:

	October	September	August	July	June	May
Month	2010(2)	2010	2010	2010	2010	2010
	(US$ per A$1.00)
High	0.9943	0.9714	0.9170	0.9051	0.8818	0.9255
Low	0.9666	0.9093	0.8807	0.8380	0.8192	0.8172

(1)	The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York.
(2)	Through to 29 October 2010. On 29 October 2010, the noon buying rate was A$1.00 = US$0.9796.
(3)	The average is calculated by using the average of the exchange rates on the last day of each month during the period.
(4)	The noon buying rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. Refer to Note 1(a)(vi) to the financial statements.

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

WESTPAC BANKING CORPORATION

By:	/s/ Les Vance

Les Vance
Authorised Representative
Dated November 12, 2010

INFORMATION FOR SHAREHOLDERS

Financial calendar

Record date for final ordinary share dividend	12 November 2010(1)

Annual General Meeting	15 December 2010

Final ordinary share dividend payable	20 December 2010

Record date for Westpac SPS and SPS II quarterly distribution	24 December 2010

Payment date for Westpac SPS and SPS II quarterly distribution	31 December 2010

Record date for Westpac SPS and SPS II quarterly distribution	24 March 2011

Half Year end	31 March 2011

Payment date for Westpac SPS and SPS II quarterly distribution	31 March 2011

Interim results and ordinary share dividend announcement	4 May 2011

Record date for interim ordinary share dividend	20 May 2011(2),(3)

Record date for Westpac SPS and SPS II quarterly distribution	23 June 2011

Payment date for Westpac SPS and SPS II quarterly distribution	30 June 2011

Interim ordinary share dividend payable	2 July 2011(3)

Record date for Westpac SPS and SPS II quarterly distribution	23 September 2011

Year end	30 September 2011

Payment date for Westpac SPS and SPS II quarterly distribution	30 September 2011

Final results and ordinary share dividend announcement	2 November 2011

Record date for final ordinary share dividend	11 November 2011(4),(5)

Annual General Meeting	14 December 2011(6)

Final dividend payable	19 December 2011(4)

(1)	Record date for 2010 final ordinary share dividend in New York — 11 November 2010.
(2)	Record date for 2011 interim ordinary share dividend in New York — 19 May 2011.
(3)	Dates will be confirmed at the time of announcing the 2011 interim results.
(4)	Dates will be confirmed at the time of announcing the 2011 final results.
(5)	Record date for 2011 final ordinary share dividend in New York — 10 November 2011.
(6)	Details regarding the location of this meeting and the business to be dealt with will be contained in the separate Notice of Meeting sent to shareholders in November 2011.

Annual General Meeting

The Westpac Annual General Meeting (AGM) will be held in the Grand Ballroom at the Hilton Sydney, 488 George Street, Sydney, on Wednesday, 15 December 2010, commencing at 10:30am.

The AGM will be webcast live on the internet at www.westpac.com.au/investorcentre and an archived version of the webcast will be placed on the website to enable the AGM proceedings to be viewed at a later time.

INFORMATION FOR SHAREHOLDERS

Useful information

Key sources of information for shareholders

We report to shareholders each year, in late October or early November, in two forms: an Annual Review and Sustainability Report, and an Annual Report. We also report half-yearly to shareholders via a newsletter, in conjunction with the dividend payments in July and December.

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

•         access to internet banking and online investing services;

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

•         New York Stock Exchange (NYSE), as American Depositary Shares, (code WBK); and

•         New Zealand Exchange Limited, (code WBC).

Westpac Investor Relations

Information other than that relating to your shareholding can be obtained from:

Westpac Investor Relations
Level 20, 275 Kent Street
Sydney NSW 2000 Australia
Telephone: +61 2 8253 3143
Facsimile: +61 2 8253 1207
Email: investorrelations@westpac.com.au

Share registries

For information about your shareholding or to notify a change of address etc., you should contact the appropriate share registry. Please note that, in Australia, broker sponsored holders are required to contact their broker to amend their address.

Australia — Ordinary shares on the main register, and Westpac SPS and Westpac SPS II

Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Postal address: Locked Bag A6015,
Sydney South NSW 1235
Website: www.linkmarketservices.com.au

Shareholder enquiries:
Telephone: 1800 804 255 (toll free in Australia)
International: +61 2 8280 7070
Facsimile: +61 2 9287 0303
Email: westpac@linkmarketservices.com.au

New Zealand — Ordinary shares on the New Zealand branch register

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
MN 55164-0504, USA

Shareholder enquiries:

Telephone: 1 800 990 1135
(toll free: non-US callers will be charged IDD)
Telephone: +1 651 453 2128
(Hearing impaired: +1 866 700 1652)
Email: jpmorgan.adr@wellsfargo.com
Website: www.adr.com

(1)	Each ADS is comprised of five fully paid ordinary shares.

GLOSSARY OF ABBREVIATIONS AND DEFINED TERMS

AASB	Australian Accounting Standards Board

AASB 3	Australian Accounting Standards AASB Business Combinations

AASB 7	Australian Accounting Standards AASB Financial Instruments Disclosures

AASB 8	Australian Accounting Standards AASB Operating Segments

AASB 9	Australian Accounting Standards AASB Financial Instruments (Part 1: Classification and Measurement)

AASB 101	Australian Accounting Standards AASB Presentation of Financial Statements

AASB 114	Australian Accounting Standards AASB Segment Reporting

AASB 119	Australian Accounting Standards AASB Employee Benefits

AASB 127	Australian Accounting Standards AASB Consolidated and Separate Financial Statements

AASB 136	Australian Accounting Standards AASB Impairment of Assets

AASB 137	Australian Accounting Standards AASB Provisions, Contingent Liabilities and Contingent Assets

AASB 139	Australian Accounting Standards AASB Financial Instruments: Recognition and Measurement

AASB 1038	Australian Accounting Standards AASB Life Insurance Contracts

AASB 2007-3	Australian Accounting Standards AASB Amendments to Australian Accounting Standards arising from AASB 8 - February 2007

AASB 2007-8	Australian Accounting Standards AASB Amendments to Australian Accounting Standards arising from AASB 101 - September 2007

AASB 2007-10	Australian Accounting Standards AASB Further Amendments to Australian Accounting Standards arising from AASB 101

AASB 2008-1	Australian Accounting Standards AASB Amendments to Australian Accounting Standard — Share-based Payments: Vesting Conditions and Cancellations

AASB 2008-3	Australian Accounting Standards AASB Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127 - March 2008

AASB 2008-7	Australian Accounting Standards AASB Amendments to Australian Accounting Standards - Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate - July 2008

AASB 2008-8	Australian Accounting Standards AASB Amendments to Australian Accounting Standards - Eligible Hedged Items - August 2008

AASB 2009-11	Australian Accounting Standards AASB Amendments to Australian Accounting Standards arising from AASB 9 - December 2009

AASB Interpretation 19	Extinguishing Financial Liabilities with Equity Instruments

ABN	Australian Business Number

ABS	Asset backed securities

ACCC	Australian Competition and Consumer Commission

ACN	Australian Company Number

ADI	Authorised Deposit-taking Institution

ADR	American Depositary Receipt

ADS	American Depositary Shares

AFMA	Australian Financial Market Association

AGAAP	Australian Generally Accepted Accounting Principles

AGM	Annual general meeting

A-IFRS	Australian Equivalents to International Financial Reporting Standards

AIRB	Advanced Internal Ratings Based

AIRC	Australian Industrial Relations Commission

ALCO	Westpac Group Asset & Liability Committee

ALM	Asset and Liability Management

AMA	Advanced Measurement Approach

ANZSIC	Australian and New Zealand Standard Industrial Classification

APRA	Australian Prudential Regulation Authority

ASIC	Australian Securities and Investments Commission

ASX	Australian Securities Exchange

ASX Limited	Operates under the brand name Australian Securities Exchange

ASXCGC	ASX Limited’s Corporate Governance Council

ATM	Automatic teller machines

ATO	Australian Taxation Office

AUSTRAC	Australian Transactions Reports and Analysis Centre

BAC	Board Audit Committee

BBSW	Bank Bills Swap reset Rate

BCBS	Basel Committee on Banking Supervision

BankSA	Bank of South Australia

BRMC	Board Risk Management Committee

BTFG	BT Financial Group Australia

BTIM	BT Investment Management Limited

CAPs	Collectively assessed provisions

Capital Trust III	Westpac Capital Trust III

Capital Trust IV	Westpac Capital Trust IV

CCC	Community Consultative Council

CCE	Commodity, Carbon and Energy trading

CDO	Credit default obligations

CDS	Credit default swap

CEA	Collective Employment Agreement

CEO	Chief Executive Officer

CEOPP	Chief Executive Officer Performance Plan

CEO RSP	Chief Executive Officer Restricted Share Plan

CFO	Chief Financial Officer

CGU	Cash-generating unit

CIR	Commissioner of Inland Revenue

CLO	Credit linked obligations

Corporations Act	Australian Corporations Act 2001

COSO	Committee of Sponsoring Organizations of the Treadway Commission

CPM	Credit Portfolio Management

GLOSSARY OF ABBREVIATIONS AND DEFINED TERMS

CREDCO	Westpac Group Credit Risk Committee

CRG	Customer Risk Grade

CRO	Chief Risk Officer

CSA	Cash Services Australia

CVA	Credit valuation adjustment

DFAT	Department of Foreign Affairs and Trade

Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act

DRP	Dividend Reinvestment Plan

DSP	Deferral Share Plan

DVA	Derivative valuation adjustment

EAA	NSW Energy Administration Amendment (Water & Savings) Act 2005

EAD	Exposure at Default

EEO	Energy Efficiency Opportunities Act 2006 (Cth)

EFTPoS	Electronic Funds Transfer Point of Sale

EPS	Earnings per share

ESG	Environmental, Social and Governance

ESP	Employee Share Plan

FATCA	Foreign Account Taxation Compliance Act

FCS	Financial Claims Scheme

FinSec	Finance and Information Union

FIRsTS	Fixed Interest Resettable Securities

FRA	Forward rate agreement

FSB	Financial Stability Board

FTE	Full time equivalent

FUA	Funds under administration

FUM	Funds under management

Funding Trust III	Tavarua Funding Trust III

Funding Trust IV	Tavarua Funding Trust IV

FX	Foreign Exchange

GMSOP	General Management Share Option Plan

Hastings	Hastings Funds Management Limited

Henry Review	Australia’s Future Tax System Review

HFM	Home Finance Manager

IAPs	Individually Assessed Provisions

IASB	International Accounting Standards Board

IBA	International Banking Act of 1978

ICAA	Institute of Chartered Accountants in Australia

ICAAP	Internal Capital Adequacy Assessment Process

IDA	Interbank deposit agreement

IEA	Individual Employment Agreement

IFRS	International Financial Reporting Standards

IPO	Initial pubic offering

IR	Interest rate

IRRBB	Interest Rate Risk in the Banking Book

IRS	Internal Revenue Service

ISDA	International Swaps and Derivatives Association

LGD	Loss Given Default

LIASB	Life Insurance Actuarial Standard Board

LIBOR	London InterBank Offer Rate

LTI	Long term incentive

LVR	Loan to value ratio

MARCO	Westpac Group Market Risk Committee

MRM	Market Risk Management

NaR	Net interest income-at-risk

NII	Net interest income

NPS	Net Promoter Score

NYSE	New York Stock Exchange

NZ	New Zealand

NZ ETS	New Zealand Emissions Trading Scheme

NZSX	New Zealand Stock Exchange

NZX	New Zealand Exchange

OHS	Occupational Health and Safety

OPCO	Westpac Group Operational Risk and Compliance Committee

OTC	Over the Counter

PD	Probability of Default

PFIC	Passive foreign investment company

PwC	PricewaterhouseCoopers

RAMS	RAMS Home Loans

RBA	Reserve Bank of Australia

RBNZ	Reserve Bank of New Zealand

RECs	Renewable energy certificates

RMBS	Residential Mortgage Backed Securities

ROC	Westpac Group Remuneration Oversight Committee

RSP	Restricted Share Plan

S&P	Standard & Poor’s

SCG	Specialised Capital Group

SEC	US Securities and Exchange Commission

SGPSF	St.George Staff sub-plan of the Plum Superannuation Fund

SIFI	Systematically important financial institution

SIPs	Strategic Investment Priorities, an investment portfolio of 15 major strategic programs aimed at delivering business and technology capabilities across the Group to improve the customer experience

SME	Small to medium enterprises

SOSPS	Senior Officers’ Share Purchase Scheme

SOX	Sarbanes Oxley Act 2002

SPS	Stapled Preferred Securities

SPVs	Special purpose vehicles

SRAs	Settlement Residue Auctions

SSCM	Sustainable and Supply Chain Management

St.George	St.George Bank Limited and its subsidiaries, unless context clearly means just St.George Bank Limited

STI	Short term incentive

TCE	Total committed exposures

The Group	Westpac Banking Corporation Group

TOFA	Taxation of financial arrangements rules contained in the Tax Laws Amendment (Taxation of Financial Arrangements) Act 2009

TPS 2003	Trust Preferred Securities 2003

TPS 2004	Trust Preferred Securities 2004

TPS 2006	Trust Preferred Securities 2006

TSR	Total shareholder return

UKSS	UK Staff Superannuation Scheme

UN PRI	United Nations Principles for Responsible Investment

UNSC	United Nations Security Council

US Federal Reserve	US Federal Reserve System

US	United States

VaR	Value at risk

WAL	Weighted average life

WBC	Westpac Banking Corporation

WIB	Westpac Institutional Bank

WNZL	Westpac New Zealand Limited

WNZS	Westpac New Zealand Superannuation Scheme

WPP	Westpac Performance Plan

Westpac RBB	Westpac Retail & Business Banking

WRP	Westpac Reward Plan

WSNZL	Westpac Securities NZ Limited

WSSP	Westpac Staff Superannuation Plan

WNZSHL	Westpac NZ Securitisation Holdings Limited

WNZSL	Westpac NZ Securitisation Limited

Item 19. Exhibits Index

1.	Constitution (as amended), incorporated by reference to our Form 6-K/A filed on 20 December 2007.

4(c).1	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2001.

4(c).2

Access and Indemnity Deed between Westpac Banking Corporation and Elizabeth Bryan dated 30 November 2006, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2007.

4(c).3	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2008.

4(c).4	Indemnity Deed Poll dated 10 September 2009, of Westpac Banking Corporation, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2009.

4( c).5	Westpac General Management Share Option Plan Rules, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2006.

4(c).6

Westpac Employee Share Plan (WESP) — Stage One Regulations and Rules for Participation amended on 11 December 2002, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2006.

4(c).7	Senior Officers’ Share Purchase Scheme Rules, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2006.

4(c).8	Employment Agreement between Westpac Banking Corporation and Rob Coombe dated 6 October 2004, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2005.

7.	Computation of ratios of earnings to fixed charges.

8.	List of controlled entities — refer note 38 to the financial statements in this Annual Report.

11.	Code of ethics, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2006.

12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.

13.	Certifications pursuant to 18 U.S.C. Section 1350.

15.	Auditor consent dated 3 November 2010.

Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.