Form 20-F
period 2011-09-30
WESTPAC BANKING CORP
filed 2011-11-14
CIK 719245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2011

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 2.25% Notes due November 19, 2012, 2.10% Notes due August 2, 2013, 1.85% Notes due December 9, 2013, Floating Rate Notes due 2013, 4.20% Notes due February 27, 2015, 3.00% Notes due August 4, 2015, 3.0% Notes due December 9, 2015, 4.625% Subordinated Notes due 2018 and 4.875% Notes due November 19, 2019

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares	3,030,226,016 fully paid

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

Yes ☒     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐     No ☒ (not currently applicable to registrant)

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

Yes ☐     No ☒

Annual Report 2011

Table of contents

In this Annual Report a reference to ‘Westpac’, ‘Group’, ‘Westpac Group’, ‘we’, ‘us’ and ‘our’ is to Westpac Banking Corporation ABN 33 007 457 141 and its subsidiaries unless it clearly means just Westpac Banking Corporation.

For certain information about the basis of preparing the financial information in this Annual Report see ‘Reading this report’ in Section 2. In addition, this Annual Report contains statements that constitute ‘forward-looking statements’ within the meaning of section 21E of the US Securities Exchange Act of 1934. For an explanation of forward-looking statements and the risks, uncertainties and assumptions to which they are subject, see ‘Reading this report’ in Section 2.

Information contained in or accessible through the websites mentioned in this Annual Report does not form part of this report unless we specifically state that it is incorporated by reference and forms part of this report. All references in this report to websites are inactive textual references and are for information only.

Annual Report
Form 20-F cross-reference index	2
Guide 3 cross-reference index	4
Section 1	5
Information on Westpac	6
Business strategy	6
Managing sustainability	9
Five year summary – non-financial	11
Outlook	13
Significant developments	14
Corporate governance	21
Directors’ report	39
Remuneration report	51
Section 2	73
Five year summary	74
Reading this report	75
Review of Group operations	77
Income statement review	79
Balance sheet review	89
Capital resources	94
Commitments	95
Divisional performance	96
Westpac Retail & Business Banking	99
Westpac Institutional Bank	101
St.George Banking Group	103
BT Financial Group (Australia)	105
New Zealand Banking	107
Other divisions	108
Risk and risk management	115
Risk factors	115
Risk management	120
Credit risk	120
Liquidity risk	122
Market risk	123
Operational and compliance risk	124
Other risks	124
Other Westpac business information	127
Section 3	129
Financial statements	130
Notes to the financial statements	135
Statutory statements	290
Section 4	297
Shareholding information	298
Additional information	308
Information for shareholders	313
Glossary of abbreviations and defined terms	315
Contact us	Inside back cover

Annual Report 2011	1

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission)

20-F item number and description		Page
Part I
Item 1.	Identity of directors, senior management and advisers	Not applicable
Item 2.	Offer statistics and expected timetable	Not applicable
Item 3.	Key information
	Selected financial data	74, 79, 89-90, 311
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	115-120
Item 4.	Information on Westpac
	History and development of Westpac	6, 13-18
	Business overview	6-9, 13-20
	Organisational structure	7-8, 275-278
	Property, plant and equipment	127-128
Item 4A.	Unresolved staff comments	Not applicable
Item 5.	Operating and financial review and prospects
	Operating results	77-94, 96-114
	Liquidity and capital resources	94-95, 122, 124-126
	Research and development, patents, licences etc.	Not applicable
	Trend information	79-94, 96-114
	Off-balance sheet arrangements	125-126
	Tabular disclosure of contractual obligations	95
	Safe harbor	75
Item 6.	Directors, senior management and employees
	Directors and senior management	39-45, 47-48
	Compensation	51-71, 279-287
	Board practices	23-36, 39-42
	Employees	127
	Share ownership	47-48, 279-287
Item 7.	Major equity holders and related party transactions
	Major equity holders	298-301
	Related party transactions	128, 279
	Interests of experts and counsel	Not applicable
Item 8.	Financial information
	Consolidated statements and other financial information	129-295
	Significant changes	14-18, 289
Item 9.	The offer and listing
	Offer and listing details	302
	Plan of distribution	Not applicable
	Markets	313
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expenses of the issue	Not applicable
Item 10.	Additional information
	Share capital	Not applicable
	Memorandum and articles of association	308-310
	Material contracts	267-268
	Exchange controls	304-305
	Taxation	305-307
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	310
	Subsidiary information	Not applicable

2	Westpac Group

Form 20-F cross-reference index

(for the purpose of filing with the United States Securities and Exchange Commission)

Page
Part II
Item 11.	Quantitative and qualitative disclosures about market risk	123, 237-240, 256
Item 12.	Description of securities other than equity securities
	Debt securities	Not applicable
	Warrants and rights	Not applicable
	Other securities	Not applicable
	American depositary shares	303
Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable
Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
Item 15.	Controls and procedures	126, 291, 294-295
Item 16A.	Audit committee financial expert	30
Item 16B.	Code of ethics	27-28
Item 16C.	Principal accountant fees and services	31, 266
Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable
Item 16E.	Purchases of equity securities by the issuer and affiliated purchasers	95, 185-186
Item 16F.	Changes in Registrant’s certifying accountant	Not applicable
Item 16G.	Corporate governance	21
Part III
Item 17. & 18.	Financial statements	129-289
Item 19.	Exhibits
Consolidated income statements for the years ended 30 September 2011, 2010 and 2009		130
Consolidated balance sheets as at 30 September 2011 and 2010		132
Consolidated statements of comprehensive income for the years ended 30 September 2011, 2010 and 2009		131
Consolidated statements of cash flows for the years ended 30 September 2011, 2010 and 2009		134
Notes to the financial statements		135-289
Management’s report on the internal control over financial reporting		291
Report of independent registered public accounting firm		292-295

Annual Report 2011	3

Guide 3 cross-reference index

Page
Part I Distribution of assets, liabilities and stockholders’ equity: interest rates and interest differential
Average balance sheets	89, 199-202
Analysis of net interest earnings	80-81, 199-202
Volume and rate movement	80, 199-202
Part II Investment portfolio
Book value of investments	162
Maturity profile	163, 234-235
Book value and market value > 10% of shareholders	162
Part III Loan portfolio
Types of loans	164-165
Maturities and sensitivities of loans to changes in interest rates	166
Risk elements
Non-accrual, past due and restructured loans	93-94, 225-226
Potential problem loans	93-94
Foreign outstandings	121
Loan concentrations	121
Other interest bearing assets	161-163, 219
Part IV Summary of loan loss experience
Analysis of the allowance for loan losses	167-170
Allocation of the allowance for loan losses	167-170
Part V Deposits	177-178
Part VI Return on equity and assets	74, 90
Part VII Short-term borrowings	180-182

4	Westpac Group

Section 1

Information on Westpac

Corporate governance

Directors’ report

Remuneration report

Annual Report 2011	5

Information on Westpac

Westpac is one of the four major banking organisations in Australia and one of the largest banking organisations in New Zealand. We provide a broad range of banking and financial services in these markets, including retail, business and institutional banking and wealth management services.

We have branches, affiliates and controlled entities1 throughout Australia, New Zealand and the Pacific region, and maintain branches and offices in some of the key financial centres around the world2.

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

As at 30 September 2011, our market capitalisation was $61.6 billion3 and we had total assets of $670.2 billion.

Business strategy

Our strategy is aimed at building deep and enduring customer relationships – such that customers stay with us, conduct more business with us and recommend us to others. We seek to meet our customers’ total banking and wealth needs and earn all of their business. A key element of this approach is our multi-brand model – our family of much loved financial services brands – which enables us to appeal to a broader range of customers.

In implementing this strategy, we seek to grow customer numbers in chosen segments and increase the number of products per customer with a specific focus on wealth and insurance cross sell. At the same time, we seek to build long-term customer relationships and maintain high levels of customer retention.

We also have a continued focus on streamlining and simplifying our business, to improve the quality of experience for customers and reduce our costs to serve.

We believe that successful execution of this strategy will lead to higher revenue per customer, strong credit quality (because we know our customers very well) and a superior cost profile.

Our vision is to be one of the world’s great companies, helping our customers, communities and people to prosper and grow.

Our aspiration is to:

▪          have a family of much loved financial services brands;

▪          be recognised for enduring customer relationships;

▪          be a place where the best people want to work;

▪          be a leader in the community; and

▪          be a great investment.

1        Refer to Note 38 to the financial statements for a list of our controlled entities as at 30 September 2011.

2        Contact details for our head office, major businesses and offshore locations can be found on the inside back cover.

3          Based on the closing share price of our ordinary shares on the ASX as at 30 September 2011.

Our mission is to earn all of our customers’ business.

Our focus is on:

▪          delighting our customers;

▪          having the right people in the right roles; and

▪          our reputation.

We have strong values, which are well embedded in our culture. We believe that the following values will help us deliver our strategy:

▪          working as one team;

▪          delighting customers;

▪          acting with integrity;

▪          achievement; and

▪          valuing each other.

Strategic priorities

Consistent with our business strategy, our priorities are centred on continuously improving our customer relationship capabilities and offerings, specifically to:

a)    Focus on chosen customer segments, aiming to deepen relationships with customers, especially in savings and wealth management by

▪          putting the customer at the centre of everything we do;

▪          establishing and driving high performing and locally empowered businesses close to the communities they serve;

▪          developing and implementing compelling customer segment strategies, bringing banking and wealth management together for the customer; and

▪          strengthening the skills and depth of our people.

b)    Become faster, simpler, more efficient and easier to do business with

▪          by having processes and solutions designed from the customer’s perspective;

▪          through a focus on convenience, simplicity and flexibility; and

▪          reducing the cost to serve customers across the business through streamlining processes, continuing the integration of back office processing and reviewing our sourcing and procurement arrangements.

c)     Realise our multi-brand advantage by

▪          gaining new customers through offering greater choice and access to customers who have a preference for a local banking brand and customers who prefer a strong national brand;

▪          meeting customer preferences and building deeper customer relationships; and

▪          continuing to increase the productivity and efficiency of the multi-brand model by leveraging expertise and sharing costs across the Group.

d)    Make our people an important part of our advantage

▪          through tailored recruitment and induction processes;

▪          with a continuing focus on training and coaching; and

▪          by having a flexible and diverse workforce.

e)     Deliver on our strategic investment priorities

▪          the strategic investment priorities are a suite of major investments designed to enhance Westpac’s systems and technology infrastructure; and

6	Westpac Group

Information on Westpac

▪          the investments are initially focused on improving capability close to the front line including a new teller and call centre platform in Westpac, a new online platform across the Westpac Group and the development of critical infrastructure that supports multiple brands.

f)       Lead in reputational and sustainability matters

▪          by ensuring that each decision we make is consistent with our customer-focused strategy, and by continuing to actively support the communities in which we operate;

▪          through further embedding sustainability concepts in all elements of our businesses;

▪          through ongoing joint endeavours with our not-for-profit partners; and

▪          by continuing to develop strong risk management capabilities as a competitive advantage.

Organisational structure

Our operations comprise the following five key customer-facing business divisions operating under multiple brands, serving around 12.2 million customers1:

▪          Westpac Retail & Business Banking, which we refer to as Westpac RBB, is responsible for sales and service for our consumer, small-to-medium enterprise customers and commercial customers (typically with turnover of up to $100 million) in Australia under the Westpac and RAMS2 brands. Activities are conducted through Westpac RBB’s nationwide network of branches and business banking centres, home finance managers and specialised consumer and business relationship managers, with the support of cash flow, financial markets and wealth specialists, customer service centres, automatic teller machines (ATMs) and internet channels.

▪          Westpac Institutional Bank, which we refer to as WIB, delivers a broad range of financial services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital, margin lending, broking and alternative investment solutions. Customers are supported through branches and subsidiaries located in Australia, New Zealand, United States, United Kingdom and Asia.

1          All customers, primary and secondary, with an active relationship (excludes channel only and potential relationships) as at 30 September 2011.

2          RAMS is our home loan franchise distribution business. As of 1 October 2011, RAMS forms part of the St.George Banking Group division.

▪          St.George Banking Group is responsible for sales and service for our consumer, business and corporate customers in Australia under the St.George, BankSA and Bank of Melbourne brands. Consumer activities are conducted through a network of branches, third party distributors, call centres, ATMs, EFTPOS terminals and internet banking services. Business and corporate customers (businesses with facilities typically up to $150 million) are provided with a wide range of banking and financial products and services, including specialist advice for cash flow finance, trade finance, automotive and equipment finance, property finance, transaction banking and treasury services. Sales and service activities for business and corporate customers are conducted by relationship managers via business banking centres, internet and customer service centre channels.

▪          BT Financial Group (Australia), which we refer to as BTFG, is Westpac’s wealth management business. BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation and retirement products, investment platforms such as Wrap and master trusts and private banking and financial planning. BTFG’s insurance solutions cover the manufacturing and distribution of life, general and lenders mortgage insurance and deposit bonds. BTFG’s brands include Advance Asset Management, Ascalon, Asgard, BT, BT Investment Management (64.5% owned by Westpac and consolidated in BTFG’s Funds Management business), Licensee Select, Magnitude, Securitor and the advice, private banking and insurance operations of Bank of Melbourne, BankSA, St.George and Westpac.

▪          New Zealand Banking is responsible for sales and service of banking, wealth and insurance products for consumers and small-to-medium business customers in New Zealand. The sales and service division operates via an extensive network of branches and ATMs across both the North and South Islands. Institutional customers are supported by the New Zealand Institutional Bank, the results of which appear within WIB. Banking products are provided under the Westpac brand while insurance and wealth products are provided by Westpac Life New Zealand and BT New Zealand. We conduct our New Zealand banking business through two banks in New Zealand: consumer and business banking operations are provided by Westpac New Zealand Limited, which is incorporated in New Zealand, and institutional customers are supported by Westpac Banking Corporation (NZ Division), a branch of Westpac, which is incorporated in Australia and forms part of WIB3.

3          On 1 November 2011, various business activities of Westpac Banking Corporation (NZ Division) were transferred to Westpac New Zealand Limited. See ‘New Zealand – Transfer of additional banking operations to Westpac New Zealand Limited on 1 November 2011’ in ‘Significant developments’.

Annual Report 2011	7

Other divisions in the Group include:

▪          Pacific Banking, which provides banking services for retail and business customers in seven Pacific countries;

▪          Product & Operations, which is responsible for consumer and business product development and operations;

▪          Group Treasury, which is primarily focused on the management of the Group’s interest rate risk and funding requirements;

▪          Technology, which is responsible for developing and maintaining reliable and flexible technology capabilities and technology strategies; and

▪          Core Support, which comprise those functions performed centrally including finance, risk, legal and human resources.

These businesses are described in more detail in Section 2, including a summary of net profit and total assets by business division and management’s discussion and analysis of business division performance.

8	Westpac Group

Information on Westpac

Managing sustainability

Our sustainability approach

We have a set of goals to make sustainability part of the way we do business including embedding sustainability into our strategy, values, culture and processes including supply chain, risk management, and product development.

During the year ended 30 September 2011, work was also undertaken to redefine our sustainability strategy with a focus on emerging social issues.

Application of the AA1000 Principles

Our approach to sustainability is aligned to the AA1000 AccountAbility Principles Standard (2008), a voluntary framework developed by the UK based AccountAbility organisation. The standard establishes a framework for identifying, managing and communicating sustainability issues. Underpinning the framework are three key principles:

▪          inclusivity;

▪          sustainability materiality; and

▪          responsiveness.

Utilising these principles assists us to identify and respond to issues that matter to the long-term prosperity of our business, our customers, our people and our communities.

Inclusivity

Open dialogue with a wide range of stakeholder groups is important to better understand how we impact upon each other. Open dialogue also assists us to understand emerging trends and issues so we can best respond to these challenges.

Key components of our approach to inclusivity during 2011 have included:

▪          continued work to better understand and address customer concerns;

▪          specific engagement with external stakeholders to identify future areas of sustainability focus;

▪          work to better understand drivers of employee advocacy;

▪          the continued use of Net Promoter Score (NPS) measures across the Group;

▪          the further roll out of more explicit monitoring of our reputation across a range of stakeholders; and

▪          a review of our main stakeholder consultation body, the Community Consultative Council (CCC), which has led to the creation of a smaller, more focused stakeholder reference group.

We have increased our engagement with the local community as well as maintained specific issue-based engagements and our CCC.

Sustainability materiality

In addition to the stakeholder consultation approach described above, issues, risks and opportunities are also identified from a wide range of sources such as strategic planning sessions, media coverage and government priorities.

We prioritise issues according to their impact on our stakeholders, our business operations and financial outcomes. We use a prescriptive process to categorise and weigh individual issues. Issues are reviewed internally and endorsed by the Board Sustainability Committee before being reviewed by our external sustainability assurers, KPMG.

Significant issues identified in 2011 included: interest rates and fees, customer service, keeping our brands distinctive in our multi-brand strategy, future growth of our business, IT systems, diversity and flexibility, regulation, employee development, climate change, and responsible lending and investment.

As part of a review of our sustainability strategy during 2011, we undertook a structured exercise to examine emerging issues. The process sought to identify issues where we can have a meaningful impact and that are:

▪          emerging and not yet reflected in our strategy and current business practice;

▪          material in terms of impacting a large number of stakeholders;

▪          relevant to our role as a financial institution; and

▪          aligned with our organisational competencies and skills as a major financial institution.

From this process we identified three areas of strategic focus:

▪          responding to the impact of demographic change in our workforce and customers;

▪          providing economic solutions to environmental challenges; and

▪          creating sustainable financial futures for our customers.

Responsiveness

These issues feed directly into the development of our sustainability strategy and objectives setting.

We set ourselves a number of objectives for completion between 2011 and 2014, and we have achieved good progress in most areas. Details of our current performance are provided on the following pages.

Annual Report 2011	9

The following table sets out our performance against 2011 sustainability objectives:

Customer
To be ranked as the top 1 and 2 for Net Promoter Score (NPS) in Australia among the major banks and St.George Banking Group.	Í

St.George and Westpac continue to be ranked 1 and 2 respectively for NPS among the major banks for business customers. Within the priority business segments, St.George and Westpac continue to rank 1 and 2 in the small-to-medium enterprise and commercial segments. For consumer NPS, St.George and Westpac are currently ranked 1 and 4 respectively amongst the major banks.

Achieve NPS scores of +1 for retail and –12 for business in Westpac New Zealand.	Í	While the NZ retail NPS has steadily improved, the target has not yet been reached.

Top 3 regional player in carbon related markets by 2013.	due 2013

Lead bank in the NZ Emissions Trading Scheme (NTS). WIB recognised by Environmental Finance Magazine in its survey of customers, peers and competitors, being named ‘Best Trading Company’ in Australasia and runner up ‘Best Finance House – renewable Energy Finance’ in Asia-Pacific in 2010.

Employee
To increase the percentage of Women in Leadership roles to 40% by the end of 2014.	due 2014	The Group is on track to achieve its Women in Leadership target, with 37.5% of leadership roles currently held by women.

Implement initiatives to address the outcomes of our Diversity Audit.	✓	Diversity plans have been developed for each business unit, with a particular focus on flexibility, in response to the Diversity Audit conducted in Full Year 2010.

Community
Reduce Scope 1 and 2[1] emissions by 30% on 2008 levels[2] by 2013.	due 2013	Scope 1 and 2 greenhouse gas (GHG) emissions have reduced by 7% from the 2008 baseline, despite growth in the property portfolio and increased use of technology as our business continues to grow.

Embed Organisational Mentoring into operational processes by 2013.	due 2013

Since inception over 230 employees have applied to act as mentors with over 50 not-for-profit organisations and social enterprises. In 2011 there were over 95 active participants as part of employee development programs.

Provide the Managing Your Money program to 45,000 New Zealanders by 2013.	✓	The target has been exceeded. 46,146 people have already been through the program since it commenced in 2009.

Launch a major initiative to help address social disadvantage.	✓

In December 2010 the Group launched a major initiative with Mission Australia to address family homelessness in Australia. The strategic partnership includes funding specific projects as well as developing a social innovation fund to more affordable housing nationally.

Business
Incorporate consideration of Environmental, Social and Governance (ESG) issues into relevant risk management policies, practices and decision making processes by 2013.	due 2013	Further progress has been made with the expansion of our Principles for Responsible Lending to cover all retail and business customers in all brands.

Embed responsible lending and investment practices in key processes by 2013.	due 2013

Across the investment management business and particularly in Advance Asset Management, work has continued to integrate ESG factors into mainstream investment management in line with BTFG’s commitments under the United Nations Principles of Responsible Investment. This has included setting out Advance’s ‘sustainable investment philosophy and beliefs’, and including ESG related questions and assessment in the manager review and appointment process.

1        Scope 1 emissions are all direct GHG emissions generated by the organisation. Scope 2 emissions are GHG emissions from energy (typically electricity) purchased by the organisation.

2        The 2008 baseline has been adjusted to include St.George Banking Group on a pro forma basis.

10	Westpac Group

Information on Westpac

5 year non-financial summary

Non-financial information as at 30 September unless indicated otherwise[1]	2011	2010	2009	2008	2007
Customer[2]
Total customers (millions)[3]	12.2	11.8	11.4	6.9	6.7
Total online customers – active registrations (millions)	5.4	4.8	4.3	3.3	2.9
Number of points of bank representation	1,532	1,517	1,491	1,089	1,073
Number of ATMs	3,544	3,625	3,540	2,285	2,207
Percentage of Talking ATMs (%)[4]	88	n/a	n/a	n/a	n/a
NPS[5] – Westpac Australia – affluent[6]	(17)	(24)	(16)	n/a	n/a
NPS – Westpac Australia – commercial[7]	3	(7)	(5)	n/a	n/a
NPS – Westpac Australia – SME[7]	(10)	(21)	(24)	n/a	n/a
NPS – Westpac New Zealand consumer[8]	(9)	(14)	(17)	(19)	n/a
NPS – Westpac New Zealand business[9]	(29)	(28)	(38)	(28)	n/a
NPS – St.George[10] consumer[6]	(2)	(4)	(9)	(13)	n/a
NPS – St.George[10] business[7]	(5)	3	(21)	n/a	n/a
Social Sector Banking Footings ($m)[11]	8,210	7,101	6,072	n/a	n/a
Responsible Investment Funds Under Management ($m)[12]	644	891	717	513	552

Employees
Total core full time equivalent staff (number at financial year end)	33,898	35,055	34,189	26,717	25,903
Employee engagement – Group (%)[13]	81	80	81	78	n/a
Employee Voluntary Attrition – Aust, NZ and WIB Offshore (%)[14]	11.5	11.8	n/a	n/a	n/a
New starter retention (%)[15]	83.8	n/a	n/a	n/a	n/a
High performer retention (%)[16]	95.3	94.3	n/a	n/a	n/a
Lost time injury frequency ratio (LTIFR) – Group[17]	2.5	2.6	2.6	3.4	3.8
Women as a percentage of the total workforce – Group (%)	61	61	62	63	64
Women in Leadership – Group (%)[18]	37.5	35.4	n/a	n/a	n/a

Environment
Total Scope 1 and 2 emissions – Aust and NZ (tonnes CO2-e)[19]	184,124	189,425	187,239	197,002	108,893
Total Scope 3 emissions – Aust and NZ (tonnes CO2-e)[20]	57,163	70,457	61,846	47,694	33,915
Total paper usage – Aust and NZ (tonnes)[21]	6,262	6,655	7,146	8,791	6,542
Proportion of infrastructure and utilities financing in renewables and hydro – Aust and NZ (%)[22]	45	52	51	56	n/a
Finance assessed under the Equator Principles – Group ($m)[23]	383	364	1,292	1,315	2,176

Social
Community investment – Group ($m)[24]	135	136	84	64	58
Community investment as a percentage of pre-tax profits – Group (%)[25]	1.59	1.69	1.38	1.22	1.13
Community investment as a percentage of operating profit before income tax (Cash Earnings basis) – Group[26]	1.50	1.60	1.24	1.20	1.15
Financial education courses completed[27]	36,838	n/a	n/a	n/a	n/a

Supply chain
Total supply chain spend – Aust ($bn)[28]	4.61	4.39	4.17	2.70	3.00
Percentage of top 150 suppliers ($ invoiced) screened for sustainability – Aust (%)[29]	92	86	99	99	94

1      ‘n/a’ indicates information was not collected in the relevant year.

2      Unless otherwise stated, all data from 2009 includes St.George Banking Group.

3      All customers, primary and secondary, with an active relationship (excludes channel only and potential relationships).

4      ATMs have additional functionality to allow users to plug in an earpiece for verbal instruction to provide additional assistance for visually impaired users. New indicator 2011.

5      Refers to Net Promoter Score to determine the net percentage of customers who would recommend their Main Financial Institution to a friend or colleague. Net Promoter ScoreSM is a service mark of Bain & Company, Inc., Satmetrix Systems, Inc., and Mr Frederick Reichheld.

6      Source: Roy Morgan Research, 6MMA.

Annual Report 2011	11

7      Sources: DBM Consultants Business Financial Service Monitor, September 2010-2011, 6MMA; TNS Business Financial Monitor September 2008-2009, 6MMA.

8      Source: AC Nielsen Consumer Finance Monitor Toplines, 6MMA.

9      Source: TNS New Zealand Business Finance Monitor, September 2011. Four quarter rolling average.

10     NPS consumer and business scores are for the St.George Banking Group. NPS Business Score for 2010 restated from TNS Business Finance Monitor to DBM Business Financial Services Monitor in order to align with metrics reported by Westpac Retail and Business Banking.

11     Data refers to the total of assets (loans), liabilities (deposits) and funds under management (FUM) of the WRBB business unit dedicated to not for profit customers. 2010 revised to include footings as at 30 September 2010.

12     Refers to FUM which are managed using sustainable and/or ethical investment processes.

13     Employee engagement score is out of 100; prepared for 2007 to 2010 by Towers Watson. 2011 data collected by Westpac Group using Towers Watson methodology under license. 2011 data excludes Pacific Banking.

14     Employee Voluntary Attrition refers to the total voluntary separation of permanent employees / 12 month average total permanent headcount (full time, part time and maximum term employees). Excludes Pacific Banking.

15     Total New Starter retention/12 month rolling New Starter headcount. Full year 2011 includes full time and part time permanent employees only. Excludes Pacific Banking.

16     Total High Performer Retention/12 month rolling High Performer headcount. Includes full time, part time permanent and maximum term employees. Excludes Pacific Banking.

17     Lost Time Injury Frequency Ratio (LTIFR) measures injuries per million hours worked.

18     Women in Leadership refers to the proportion of women (permanent and maximum term) in people leadership roles or senior roles of influence as at 30 September as a proportion of all leaders across the Group. Includes CEO, Executive Team, General Managers, Senior Managers refers to direct reports to General Managers and the next two levels of management. Aligned to the Equal Opportunity for Women in the Workplace Agency (EOWA) standard in September 2010. September 2010 has been restated to reflect an accurate decimal place.

19     Refers to Scope 1 and 2 emissions in Australia and New Zealand from 1 July 2010 to 30 June 2011. Prepared in line with the Greenhouse Gas Protocol, the National Greenhouse and Energy Reporting Act (2007) for Australia, and the Certified Emissions Measurement and Reduction Scheme (CEMARS) for New Zealand.

20     Scope 3 emissions are GHG emissions from indirect sources (typically from purchased materials, products and services).

21     Total paper consumed (in tonnes) by Westpac Group as reported by its suppliers for the period 1 July 2010 to 30 June 2011. Includes copy paper and printed materials, including direct mail and marketing documents. Australian figure also includes stationery and kitchen and bathroom products.

22     Refers to aggregate committed exposures, as per APRA reporting standards.

23     Voluntary principles used to assess project finance activities, full list of Principles can be found at www.equator-principles.com

24     2007 and 2008 was previously disclosed for Australia only and has been revised to include the Group total. 2010 revised to include a one-off $20 million contribution to the Westpac Foundation, and new methodology for calculating foregone fee revenue.

25     2007 and 2008 was previously disclosed for Australia only and has been revised to include the Group total.

26     St.George data is included from 2009 onwards. The 2008 ratio is on reported (not pro forma) Cash Earnings.

27     Refers to number of people (staff and otherwise) who have completed a financial education program offered by the Westpac Group.

28     Refers to the total dollars spent in AUD with external suppliers during the reporting period.

29     Refers to the percentage of top 150 suppliers by spend that have provided a self assessment against the Sustainable Supply Chain Management (SSCM) Code of Conduct and/or SSCM Questionnaire since the introduction of SSCM in 2003.

12	Westpac Group

Information on Westpac

Competition

The Westpac Group operates in a highly competitive environment across the regions in which we operate.

We serve the banking and wealth needs of a broad set of customer segments from small businesses to large corporate and institutional clients on the business side and across all consumer segments. The Westpac Group competes for customers, and their business, with other players across a wide range of products and services. Our competitors range from large global organisations with broad offerings to entities more focused on specific regions or products. Our competitors also include a range of other financial services and advisory companies such as banks, investment banks, credit unions, building societies, mortgage originators, credit card issuers, brokerage firms, fund and asset management companies, insurance companies and internet-based financial services providers.

Our competitive position is determined by a variety of factors. These factors include:

▪          the type of customers or customer segments served;

▪          customer service and convenience;

▪          the effectiveness of, and access to, distribution channels;

▪          brand reputation and preference;

▪          the quality, range, innovation and pricing of products and services offered;

▪          technology solutions; and

▪          the talent and experience of our employees.

In Australia, we have seen competition for deposits intensify as some traditional sources of funding, such as securitisation, have become more difficult. Banks and other financial institutions seek to reduce their reliance on wholesale funding to better position themselves for pending regulatory liquidity requirements.

We expect competition for lending to also remain intense. In mortgages, the desire of some players to aggressively maintain or grow their market share using price has seen particularly aggressive competition over the last 12 months and this is expected to continue, particularly if lending growth remains modest. In business lending, competition is likely to increase when business confidence improves and investment returns.

In our wealth business, we expect competition to increase as financial institutions and industry funds move to capture a greater share of this fast growing market, particularly in superannuation (or pensions) and financial advice as the market responds to emerging regulatory changes.

The New Zealand economy, which suffered a more significant slowdown in economic activity than Australia during the global financial crisis, is showing some early signs of improvement. As a result, we expect to see renewed competition for customers’ business as confidence improves, notwithstanding that a number of smaller non-bank institutions have exited the New Zealand market.

Outlook1

The Australian economy ended the year to 30 September 2011 a little weaker than it started, with growth easing on the back of lower consumer and business confidence. The weaker activity has been a function of some domestic uncertainty combined with a heightening of sovereign debt issues in Europe, and a softer US economy. Despite this, Australia’s economic fundamentals remain sound with solid employment, well controlled inflation and a very robust mining sector. In addition, the Australian authorities retain flexibility with both the monetary and fiscal policy capacity to respond to any material change in global growth expectations.

Globally, conditions in the developed world remain more challenging with sovereign debt concerns contributing to a slowing of global economic activity and a weakening in the growth outlook. At the same time the associated disruption in financial markets has increased uncertainty and impacted global confidence.

In Asia, the region most relevant to Australia, growth has eased but is expected to remain robust as these economies reorientate to internally driven growth rather than relying on demand from developing nations.

Given this environment, growth within Australia is expected to remain modest. However, with sound economic foundations, and good support from Australia’s proximity to Asia, output is likely to be stronger and more stable than many other developed nations. For banks, the current consumer and business caution combined with the growth outlook is likely to see lending growth remain relatively subdued for the medium term with a stronger deposit outlook.

With a solid operating performance across all divisions, combined with a strong balance sheet, Westpac believes it is well positioned to respond to this challenging operating environment. Nevertheless, in 2012 the Group will seek to further improve its efficiency to maintain sound returns. This will include focus on:

▪          further building on the productivity initiatives commenced in late 2010, including the implementation of new sourcing arrangements and further optimising our multi-brand model;

▪          continued strengthening of the balance sheet with a particular focus on improving the asset/liability mix;

▪          ensuring we gain maximum return from the significant investment already made across the business over recent years; and

▪          responding pro-actively and in a disciplined way to the increased regulatory agenda.

The Group will also continue to invest in the year ahead with our approach remaining highly targeted to areas where the greatest opportunities exist. These include the build-out of Bank of Melbourne, organic expansion in Asia and continuing to improve the sale of wealth and insurance products via cross sell. Our SIPs investment program is also a key element of this agenda that we expect to continue to enhance and strengthen our technology infrastructure.

1            All data and opinions under ‘Outlook’ are generated by our internal economists and management.

Annual Report 2011    13

Given our strong starting position and the momentum we carried into the final part of the 2011 financial year, we believe that Westpac is well placed to continue delivering sound, high quality returns for shareholders.

Significant developments

Tax consolidation following the merger with St.George Bank Limited

On 1 December 2008, Westpac completed its merger with St.George by way of a scheme of arrangement. For tax consolidation purposes, the consolidation of St.George and Westpac occurred on 31 March 2009. As part of the tax consolidation process, Westpac was required to reset the tax value of certain St.George Bank assets to the appropriate market value of those assets on 31 March 2009. A number of St.George Bank derivative contracts were assessed as having a market value, at the time of tax consolidation, higher than their original value. Pending the determination of the tax consolidation outcome, Westpac’s accounting for these contracts had factored in tax on this increase in value.

Following clarification of the interaction between the taxation of financial arrangements (TOFA) legislation and the tax consolidation rules, tax consolidation relating to the merger with St.George has been finalised. The approach agreed with the Australian Taxation Office (ATO) is that tax is not required to be paid on the increase in the value of the derivative contracts.

As announced on 26 October 2010, the combined reduction in tax paid/payable was $685 million for the 2009 and 2010 tax years. On 11 March 2011, Westpac announced that for the 2011 to 2014 tax years it had been determined that tax payable will be reduced by $1,110 million on a straight-line basis over four years. The combined reduction in tax paid/payable will provide a benefit to Westpac’s Tier 1 capital ratio by over 64 basis points, of which 34 basis points is reflected in the Tier 1 capital ratio at 30 September 2011. The remaining 30 basis points will be reflected in the Tier 1 capital ratio evenly over the next three years. For accounting purposes a reduction in income tax expense of $685 million was recorded in 2010 and $1,110 million in 2011.

Credit ratings

On 6 January 2011, Standards & Poor’s announced that it is changing its methodology for determining bank ratings, and published its initial proposals. On 20 April 2011, Standard & Poor’s announced that it had received numerous comments on the proposals and indicated that it expects to publish its final criteria first, and then take ratings actions soon afterwards in the fourth-quarter of 2011. On 7 October 2011, Standard & Poor’s announced that it remains on track to finalise and implement the criteria on that timetable.

On 18 May 2011, Moody’s Investors Service (Moody’s) advised us, along with the other major Australian banks, that our long-term, senior unsecured debt rating was downgraded to Aa2 from Aa1. Further, on 27 May 2011, Moody’s advised WNZL, along with the other major New Zealand banks, that its long-term senior unsecured debt rating was downgraded to Aa3 from Aa2. The outlook for both of these ratings is stable.

Bank of Melbourne

The Group launched the Bank of Melbourne in Victoria on 25 July 2011 by converting 34 branches and 5 corporate banking centres of St.George in Victoria to the Bank of Melbourne, and opening 14 new Bank of Melbourne branches. Over the next five years, the Bank of Melbourne has plans to grow to over 100 branches and corporate banking centres and 300 ATMs. Investment involved in launching the Bank of Melbourne, including establishing the infrastructure to support the new bank, was approximately $108 million for the year ended 30 September 2011.

Liquidity

On 16 December 2010, the Basel Committee on Banking Supervision (BCBS) released the final text of the Basel III liquidity framework. The framework introduces two new liquidity measures; the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR).

The LCR requires banks to hold sufficient high-quality liquid assets, as defined, to withstand 30 days under an acute stress scenario. As there are insufficient Government bonds available in the Australian marketplace to allow institutions to meet the LCR, the Reserve Bank of Australia (RBA) has announced, jointly with the Australian Prudential Regulation Authority (APRA), that it will make available to Australian institutions a committed secured liquidity facility that can be utilised to meet the LCR requirement. The terms and conditions of this liquidity facility are yet to be determined.

The timetable for implementing the liquidity standard schedules the LCR to be introduced from 1 January 2015 and the NSFR from 1 January 2018. Both liquidity measures are subject to an observation and review period prior to implementation and as such are potentially subject to modification.

APRA has not yet released draft prudential standards regarding the implementation of the Basel III liquidity framework in Australia. Until the Australian standards are released, the full extent of the impact on the Westpac Group is uncertain. Notwithstanding the uncertain requirements, Westpac expects to increase its holding of high-quality and third party liquid assets.

Capital

On 16 December 2010 the BCBS released final text of the Basel III capital framework. The framework incorporates higher global minimum capital requirements and the introduction of two new capital buffers. The framework includes:

▪          an increase in the minimum common equity requirement from 2.0% to 4.5%;

▪          an increase in the minimum Tier 1 capital requirement from 4.0% to 6.0%;

▪          a capital conservation buffer at 2.5%, to be met with common equity; and

▪          a countercyclical buffer of between 0% to 2.5% to be met with common equity or other fully loss absorbing capital (subject to further BCBS guidance). The buffer is intended to be applied during times of excess credit growth.

The framework includes a compliance timetable, with phase-in arrangements starting from 1 January 2013 and some elements not becoming fully effective until 1 January 2019.

14    Westpac Group

Information on Westpac

APRA released a discussion paper for consultation in September 2011. Based on the discussion paper, Westpac believes it is well placed to meet the new capital requirements within the timeframes proposed. However, until APRA’s final prudential standards are issued and APRA advises institutions of their prudential capital ratios, the full extent of the impact on the Westpac Group cannot be confirmed.

Systemically Important Financial Institutions (SIFIs)

In July 2011, the BCBS proposed a policy framework which calls on jurisdictions to put in place additional requirements for institutions deemed to be SIFIs. Initially higher loss absorbency and other requirements will be applied to global systemically important financial institutions (G-SIFIs). The BCBS will deliver its final recommendations in November 2011. As the details of the additional regulatory measures and the determination of which banking institutions will be classified as G-SIFIs are not yet finalised, the implications for Westpac cannot be determined at this stage.

Recovery and Resolution Planning

In July 2011, the Financial Stability Board (FSB) issued a consultative document setting out a comprehensive package of proposed policy measures to improve the capacity of authorities to resolve failing SIFIs, without systemic disruption and without exposing taxpayers to risk of loss. As part of the consultation package, the FSB proposed that a Recovery and Resolution Plan is required for any firm deemed by its home authority to have systemic importance to the domestic economy. In addition, SIFIs will be subject to resolvability assessments to ensure they may be resolved without severe systemic disruption and taxpayer loss while at the same time protecting systemically important functions. The FSB is to deliver final recommendations to the Group of Twenty in early November 2011. Until the global standards are finalised and any APRA implementation is proposed, the full extent of impact on the Westpac Group is uncertain.

OTC Derivatives Reform

The ‘Over the Counter’ (OTC) derivatives market is undergoing significant reform globally with regulators mandating central clearing for standardised OTC derivatives; encouraging exchange trading where appropriate; imposing higher capital charges on non-cleared products; and requiring all transactions to be reported to trade repositories. Locally, the Council of Financial Regulators (APRA, ASIC, RBA and the Australian Treasury) released a discussion paper on the mandatory clearing of OTC derivatives in Australia in June 2011. The paper covers only the mandatory clearing element of the OTC reform agenda, with consultation to follow on trading platforms and trade repositories. The issues raised in the paper are complex, with the Council seeking to establish stakeholders’ views before any final decision is made.

Westpac is closely monitoring the offshore developments and is actively engaging with local and international regulators, trade associations, banks, and clearing houses. Work has also commenced to develop a clearing solution to comply with the offshore requirements which capture Westpac’s operations. As both the international and local reforms are not yet finalised, the full extent of the impact on the Westpac Group’s operations remains unclear.

Financial Claims Scheme

On 12 December 2010, the Australian Government announced its intention to confirm the permanent continuance of the Financial Claims Scheme (FCS). The FCS was established by the Australian Government in 2008, and provides depositors a free guarantee of deposits in eligible Authorised Deposit-taking Institutions (ADIs) up to and including $1 million. In September 2011 the Australian Government announced a reduced cap to be introduced from 1 February 2012 of $250,000 per person per institution. The new cap is permanent, subject to continued advice from Australia’s financial regulators that the cap remains appropriate.

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

United States

There are a number of significant regulatory reforms currently occurring in the United States (US). These include:

Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act)

In response to the global financial crisis, new legislation designed to reform the system for supervision and regulation of financial firms in the US was signed into law on 21 July 2010. The Dodd-Frank Act contains a wide range of provisions that will affect financial institutions operating in the US, including foreign banks like Westpac. Included among its provisions are reforms designed to reduce systemic risk presented by very large financial institutions, promote enhanced supervision, regulation, and prudential standards for financial institutions, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the US Government with the tools needed to manage a financial crisis. Many of the provisions of the Dodd-Frank Act require extensive rulemaking by US regulatory agencies before the provisions become effective. The issuance of final rules under the Dodd-Frank Act is far from complete, with the process now extending into 2012. Aside from the general observations regarding OTC derivatives reform above, until there is greater clarity regarding the final forms of the rules and the extra-territorial application, it is not possible to assess the full impact of the legislation and the regulations on our operations. However in the event that some of the rules are implemented in or close to the current draft, significant investment in compliance and reporting programs and changes to business activities may be required.

Annual Report 2011    15

Foreign Account Tax Compliance (FATCA)

Legislation incorporating provisions referred to as FATCA was passed in the US on 18 March 2010. The legislation and subsequent guidance requires Foreign Financial Institutions (FFIs) (such as Westpac) to enter into an FFI agreement by 30 June 2013 and agree to identify and provide the US Internal Revenue Service (IRS) with information on accounts held by US persons and US-owned foreign entities, or otherwise face 30% withholding tax on payments made to the FFI from US sources. In addition, FFIs that have entered into an FFI agreement will be required to withhold on certain payments made to FFIs that have not entered into an FFI Agreement and account holders who do not respond to requests to confirm their US person status and/or do not agree to the FFI reporting certain account related information to the IRS. Draft regulations are not expected before December 2011, with final regulations not expected until late 2012. However, if the FATCA provisions are implemented in or near to their current form, taking into account guidance issued to date by the US Treasury and IRS, substantial investment in a compliance and reporting framework would be required.

New Zealand

Regulatory reforms and significant developments in New Zealand include:

Transfer of additional banking operations to Westpac New Zealand Limited on 1 November 2011

Until 1 November 2006, Westpac conducted its banking operations within New Zealand through a branch structure. On that date, and after extensive consultation with the RBNZ, Westpac adopted a dual registration operating model including a locally incorporated subsidiary, WNZL, to conduct its consumer and business banking operations in New Zealand, and a branch, Westpac’s NZ Branch (NZ Branch) to conduct its institutional and financial markets operations. The conditions of registration of each of WNZL and NZ Branch are consistent with these operating model arrangements.

Following an independent review of the structure of the operating model of Westpac’s business in New Zealand, the RBNZ, WNZL and Westpac reached agreement on changes to the operating model. As a result, and pursuant to the Westpac New Zealand Act 2011, the following business activities and associated employees were transferred from the NZ Branch to WNZL on 1 November 2011:

▪          institutional customer deposits;

▪          institutional customer transactional banking;

▪          institutional customer lending other than trade finance activities;

▪          debt capital markets activities carried out in assisting corporates to obtain funding, such as customer loan syndication and securitisation arrangements, but excluding the debt securities team activities, such as arrangement of commercial paper and bond programmes;

▪          corporate advisory; and

▪          customer foreign currency accounts.

The NZ Branch has retained its financial markets operations for external customers, including sales and trading of capital markets products and foreign exchange for corporate and institutional customers, pricing and risk management for interest rate, foreign exchange and commodity products for retail, business and institutional customers of WNZL and trading of capital markets products and foreign exchange as principal. In addition, the NZ Branch has retained its global intra-group financing functions, correspondent bank relationships, debt securities team activities, such as arrangement of commercial paper and bond programmes, and international business (including trade finance activities but excluding customer foreign currency accounts).

Open Bank Resolution

On 11 March 2011, the New Zealand Government announced that it is considering options for maintaining confidence in the financial system when the New Zealand Retail Deposit Guarantee Scheme expires on 31 December 2011. As part of the announcement, the New Zealand Government indicated that one option for minimising disruption of the financial system and maintaining confidence could be the introduction of Open Bank Resolution (OBR). OBR contemplates a bank being open for business on the next business day following an insolvency event or event that triggered putting it under statutory management. The RBNZ’s consultation paper recommends that all locally incorporated banks with retail funding over NZ$1 billion participate in a pre-positioning process and therefore the policy would apply to WNZL. In the event of failure, a bank must be able to achieve certain outcomes which include being able to freeze accounts and process pending payments, determine customers’ account balances on a per account basis, set aside a proportion of account balances that have been frozen, and resume customers’ access to their transaction and other accounts on the day following the bank’s closure. Initial responses from the banks to the RBNZ’s consultation paper were due at the end of September 2011 and detailed implementation plans from the banks are due by 16 January 2012. The current deadline for being fully pre-positioned is 31 December 2012.

NZ Financial Advisers Act

The Financial Advisers Act NZ (the Act) came into full force on 1 July 2011. The Act applies to a financial adviser service or broking service received by a client in New Zealand, regardless of where the person providing the service is resident, incorporated or carries on business. The Act requires all providers of financial adviser services to be individually registered and/or authorised by the Financial Markets Authority. The Act creates an exception for qualifying financial entities (QFEs) such that QFEs’ employees may give financial advice or make an investment transaction in relation to certain categories of products of which an entity in the QFE group is the issuer or promoter without being individually registered or authorised. On 31 March 2011 WNZL was granted QFE status under the Act with the Westpac NZ Branch, BT Funds Management (NZ) Limited and Westpac Life NZ Ltd as Associated Entities.

16    Westpac Group

Information on Westpac

Further tax developments

The Australian Federal Government commissioned Australia’s Future Tax System Review (the Henry Review), which is a comprehensive review of the Australian taxation system (except GST) chaired by the then Secretary to the Treasury, Dr Ken Henry AC. On 2 May 2010, the Federal Government released the Henry Review report and its initial response. A large proportion of the Henry Review’s 138 recommendations were not dealt with in the Government’s initial response. Of the recommendations addressed in its initial response, the Government proposed reducing the company tax rate to 29% for the 2013—2014 income year and to 28% from the 2014—2015 income year (28% for small business by 2012), and the gradual increase of the employers compulsory superannuation guarantee from 9% to 12% by 2020. Following the Tax Forum conducted by the Australian Federal Government in Canberra on 4 October 2011 and 5 October 2011 to discuss tax reform, the Deputy Prime Minister and Treasurer announced the appointment of a select working group that will look at how the Australian tax system could be improved. Measures that will be considered by this working group include possible changes to tax losses, the corporate tax rate and the taxation treatment of equity. Until further detail of any possible changes to the taxation rules are released, and any changes to the law finalised, any impact on Westpac cannot be determined.

On 11 March 2011 in Mills v Commissioner of Taxation [2011] FCA 205, the Federal Court of Australia handed down a decision which, in essence, held that a hybrid stapled security that was part of a funding transaction, was subject to the Australian tax anti-avoidance rules. As a result, the franking credits attached to the distribution to this taxpayer were not creditable and in this instance the issuer will now be required to pay the Australian Taxation Office the expected tax liability on any distributions paid since the original date of issue to security holders. The taxpayer has appealed to the Full Federal Court. Unless overturned on appeal, this decision may create uncertainty over the application of the Australian taxation laws to any potential future hybrid transactions. Westpac will monitor the results of the appeal to determine whether there are any broader impacts.

On 30 March 2011, the Assistant Treasurer announced a review of the tax consolidation provisions dealing with rights to future income and the residual tax cost setting rules. The Board of Taxation (BoT) considered whether these rules needed to be amended, and, if so, whether any amendments will take effect retrospectively. The residual tax cost setting rules are the provisions under which amounts were allocated to the St.George derivatives in the tax consolidation process (and from which deductions are claimed by Westpac under the general taxing provisions). The BoT completed its review and provided its report to the Assistant Treasurer on 31 May 2011. The Government has not yet released its response to the report.

Changes to accounting standards

In continuing response to the global financial crisis, governments, regulators and accounting standard setters are working to revise certain accounting standards. The objective is to achieve convergence towards a single set of high-quality, global and independent accounting standards. The specific areas that have been targeted include accounting for financial instruments, loan-loss provisioning, off-balance sheet exposures and the impairment and valuation of financial assets and lease accounting. The Group expects that there will be a number of new standards issued in the next three years that will require changes to our current accounting approaches.

Further regulatory developments

The Australian Federal Government has embarked on a program of regulatory reform, which will affect Westpac.

This includes:

▪          Credit law reform – following the commencement of the National Credit Code on 1 July 2010, new licensing obligations commenced on 1 January 2011 to regulate the activities of credit providers, including obligations requiring licensees to observe responsible lending practices. A second phase of reform requires credit providers to make available credit guides and for credit assistance providers to provide quotes and proposal disclosure documents. From 1 January 2012, credit providers will also be required to produce Key Facts Sheets for standard home loans. A number of other reforms, including reforms relating to the regulation of credit cards, have also been announced, which are scheduled to commence on 1 July 2012.

▪          Margin lending reform – from 1 January 2011, margin lending facilities to retail clients have been regulated as financial products under the Corporations Act. This has resulted in additional conduct and disclosure requirements for issuers and advisors of margin lending facilities.

▪          Superannuation changes – on 16 December 2010 the Government provided its response to the Super System (Cooper) Review into Australia’s superannuation system. The Government’s proposals include the introduction of a simple, low-cost ‘MySuper’ superannuation product from 1 July 2013 and an initiative called ‘SuperStream’ to improve the efficiency of processing superannuation transactions through the use of technology. The Government has consulted with the industry on the design and implementation of the reforms and has announced that legislation will be introduced in several tranches over the coming months and in the first half of 2012 to implement the superannuation reforms.

Annual Report 2011    17

▪          Financial advice changes – on 29 August 2011 the Government issued the first tranche of draft legislation and made further announcements in relation to its Future of Financial Advice (FOFA) reforms aimed at improving consumer trust and confidence in, and the quality of, financial advice. The second tranche of the draft legislation was released on 28 September 2011 and the first FOFA Bill was introduced into the House of Representatives on 13 October 2011. The FOFA reforms include a ban on certain conflicted payments and soft dollar benefits, a ban on certain volume-based payments, a ban on the charging of asset-based fees on borrowed funds, a statutory best interests duty so that financial advisers must act in the best interests of their clients, and an ‘adviser charging regime’ where the investor will be required to opt-in every two years to receive ongoing advice and where advisers will be required to give annual disclosure of ongoing fees and services to investors. The majority of the proposed reforms are scheduled to commence from 1 July 2012.

▪          Privacy law reform – the Privacy Act was first introduced in Australia in 1988. The Privacy Act regulates how personal information is collected, used, disclosed and, maintained by organisations and grants rights to individuals to access and request the correction of their information. The Government has released proposed changes to the Privacy Act to strengthen individual’s rights under the current National Privacy Principles and to amend, among other things, how credit reporting is conducted. It is proposed that these reforms and changes yet to be released will be rolled out in four tranches. No changes to the Privacy Act are expected to take effect prior to mid 2012.

▪          The introduction of a new regulatory framework for personal property securities – the Government has introduced a national personal property securities regime involving a single register and a uniform set of rules, replacing a wide range of complex State and Territory based legislation and registers. The new regime also makes fundamental changes to the treatment of security interests in personal property. It is anticipated that this regime will take effect in the first quarter of 2012.

▪          Tax discount for interest income – in July 2011, the Government commenced a consultation process on the implementation of a proposed 50% discount on interest income received by individual taxpayers from deposits in ADIs, as well as from bonds, debentures and annuity products. The discount will apply on up to $500 of interest in the first year (2012–13), and $1,000 in subsequent years (1 July 2013 onwards). The closing date for submissions was 5 August 2011. Until any possible changes to the current law as a result of that consultation process are released, any impact on Westpac cannot be determined.

▪          Covered bonds – on 13 October 2011, the Commonwealth Parliament passed an amendment to the Australian Banking Act 1959 permitting ADIs to issue covered bonds. Among other things, this legislation caps at 8% the value of an ADI’s assets in Australia that can be included in a cover pool supporting covered bonds.

In addition, the Federal Government has initiated a number of inquiries related to the financial services industry. These include:

▪          the inquiry by the Parliamentary Joint Committee on Corporations and Financial Services into the access for small and medium business to finance, which delivered its report on 28 April 2011. The Government has not yet responded on the recommendations made by the Committee;

▪          the Senate inquiry into competition within the banking sector which delivered its report on 6 May 2011. The Government has not yet responded on the recommendations made by the Senate;

▪          requesting that the former Reserve Bank of Australia Governor, Bernie Fraser, undertake a feasibility study on account number portability and options for greater account transferability. He reported his findings to the Government on 4 July 2011. On 21 August 2011, the Government released Mr Fraser’s report and accepted his recommendations in full. The Government stated that it would establish a working party to finalise details of reforms aimed at simplifying the process for customers to switch accounts between financial institutions, to be introduced on 1 July 2012; and

▪          the National Disaster Insurance Review which will concentrate on insurance arrangements for individuals and businesses for damage and loss associated with flood and other natural disasters. The Review Panel provided its report to the Government on 30 September 2011. The Government has not yet responded to the report.

Westpac continues to review these developments, engage with Government, regulators and industry bodies as appropriate, and amend its systems, processes and operations to align with regulatory changes as they occur.

18    Westpac Group

Information on Westpac

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

APRA is responsible for the prudential supervision of banks, credit unions, building societies, life and general insurance companies, friendly societies and most superannuation (pension) funds. APRA’s roles include establishing and enforcing prudential standards and practices designed to ensure that, under all reasonable circumstances, financial promises made to customers by the institutions it supervises are met.

As an ADI, we report prudential information to APRA including information in relation to capital adequacy, large exposures, credit quality and liquidity. Our controlled entities in Australia that are authorised insurers and trustees of superannuation funds are also subject to the APRA regulatory regime. Reporting is supplemented by consultations, on-site inspections and targeted reviews. Our external auditors also have an obligation to report on compliance with certain statutory and regulatory banking requirements and on any matters that in their opinion may have the potential to materially prejudice the interests of depositors and other stakeholders.

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

ASIC is the national regulator of Australian companies. Its primary responsibility is to regulate and enforce company, consumer credit, financial markets and financial services laws that protect consumers, investors and creditors. With respect to financial services, it promotes honesty and fairness by providing consumer protection, using regulatory powers to enforce laws relating to deposit-taking activities, general insurance, life insurance, superannuation, retirement savings accounts, securities (such as shares, debentures and managed investments) and futures contracts and financial advice. Since 1 August 2010, ASIC has also been responsible for supervising trading on Australia’s domestic licensed markets and of trading participants.

The ASX operates Australia’s primary national market for trading of securities issued by listed companies. Some of our securities (including our ordinary shares) are listed on the ASX and we therefore have obligations to comply with the ASX Listing Rules, which have statutory backing under the Corporations Act. The ASX has responsibility for the oversight of listed entities under the ASX Listing Rules and for monitoring and enforcing compliance with the ASX Operating Rules by market, clearing and settlement participants.

The ACCC is an independent statutory authority responsible for the regulation and prohibition of anti-competitive and unfair market practices and mergers and acquisitions in Australia. Its broad objective is to administer the Competition and Consumer Act 2010 and related legislation to bring greater competitiveness, fair trading, consumer protection and product safety to the Australian economy. The ACCC’s role in consumer protection complements that of Australian state and territory consumer affairs agencies that administer the unfair trading legislation of their jurisdictions.

The Australian Government’s present policy, known as the ‘four pillars policy’, is that there should be no fewer than four major banks to maintain appropriate levels of competition in the banking sector. Under the Financial Sector (Shareholding) Act, the Australian Government’s Treasurer must approve an entity acquiring a stake of more than 15% in a financial sector company.

Proposals for foreign acquisitions of a stake in Australian banks are subject to the Australian Government’s foreign investment policy and, where required, approval by the Australian Government under the Australian Foreign Acquisitions and Takeovers Act 1975. For further details refer to the section ‘Limitations affecting security holders’ in Section 4.

AUSTRAC oversees the compliance of Australian reporting entities including Westpac, within the requirements under the Anti-Money Laundering and Counter-Terrorism Financing Act 2006 and the Financial Transaction Reports Act 1988.

These requirements include:

▪          implementing programs for identifying and monitoring customers, and for managing the risks of money laundering and terrorism financing;

▪          reporting suspicious matters, threshold transactions and international funds transfer instructions; and

▪          submitting an annual compliance report.

AUSTRAC provides financial information to state, territory and Australian federal law enforcement, security, social justice and revenue agencies, and certain international counterparts.

Annual Report 2011    19

New Zealand

The RBNZ is responsible for supervising New Zealand registered banks. The New Zealand prudential supervision regime requires that registered banks publish quarterly disclosure statements, which contain information on financial performance and risk positions as well as attestations by the directors about the bank’s compliance with its conditions of registration and certain other matters.

United States

Our New York branch is a US federally licensed branch and, as such, is subject to supervision, examination and extensive regulation by the US Office of the Comptroller of the Currency, and the Board of Governors of the Federal Reserve System (the US Federal Reserve) under the US International Banking Act of 1978 (IBA) and related regulations. Under the IBA, we may not open any branch, agency or representative office in the US or acquire more than 5% of the voting stock of any US bank without the prior approval of the US Federal Reserve.

A US federal branch must maintain, with a US Federal Reserve member bank, a capital equivalency deposit as prescribed by the US Comptroller of the Currency in an amount which is the greater of:

▪          the amount of capital that would be required of a national bank organised at the same location; or

▪          5% of the total liabilities (excluding, among other things, liabilities to affiliates and liabilities of any international banking facilities) of the US federal branch.

In addition, a US federal branch is examined by the US Comptroller of the Currency at least once each calendar year. The examination covers risk management, operations, credit and asset quality, and compliance with the record-keeping and reporting requirements that apply to national banks, including the maintenance of its accounts and records separate from those of the foreign bank, and any additional requirements prescribed by the US Comptroller of the Currency.

A US federal branch of a foreign bank is, by virtue of the IBA, subject to the receivership powers exercisable by the US Comptroller of the Currency.

At this time we have not elected to become, and therefore we are not, a financial holding company as defined in the Gramm-Leach-Bliley Act of 1999.

Anti-money laundering regulation

Australia

Westpac has a Group-wide program to manage its obligations under the Anti-Money Laundering and Counter-Terrorism Financing Act 2006. We continue to actively consult with the regulator, AUSTRAC, on our activities.

United States

The USA Patriot Act requires US financial institutions, including the US branches of foreign banks, to take certain steps to prevent, detect and report individuals and entities involved in international money laundering and the financing of terrorism. The required actions include verifying the identity of financial institutions, terminating correspondent accounts for foreign ‘shell banks’ and obtaining information about the owners of foreign bank clients and the identity of the foreign bank’s agent for service of process in the US. The anti-money laundering compliance requirements of the USA Patriot Act include requirements to adopt and implement an effective anti-money laundering program, report suspicious transactions or activities, and implement due diligence procedures for correspondent and other customer accounts.

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

Westpac is aware that class action proceedings relating to exception fees have been commenced against one Australian bank, and that proceedings may be commenced against other Australian banks, including Westpac. At this stage no such proceedings have been commenced against Westpac.

Principal office

Our principal office is located at 275 Kent Street, Sydney, New South Wales, 2000, Australia. Our telephone number for calls within Australia is 132 032 and our international telephone number is (+61) 2 9293 9270.

20    Westpac Group

Corporate Governance

Introduction

This statement describes our corporate governance framework, policies and practices as at 2 November 2011.

Framework and approach

Our approach to corporate governance is based on a set of values and behaviours that underpin day-to-day activities, provide transparency and fair dealing, and seek to protect stakeholder interests.

This approach includes a commitment to excellence in governance standards, which Westpac sees as fundamental to the sustainability of our business and our performance. It includes monitoring local and global developments in corporate governance and assessing their implications.

Australia

We comply with the Corporations Act 2001 (Corporations Act) and the ASX Corporate Governance Principles and Recommendations (ASXCGC Recommendations) published by the ASX Corporate Governance Council (ASXCGC). As an ADI, we must also comply with governance requirements prescribed by APRA under Prudential Standard APS 510 Governance.

This statement addresses each of the eight ASXCGC Recommendations with an explanation of our corporate governance practices, demonstrating our compliance with each Recommendation. A checklist summarising our compliance is included at the end of this statement.

Further details about the ASXCGC Recommendations can be found on the ASX Limited (ASX) website www.asx.com.au.

New Zealand

Westpac also has ordinary shares quoted on the NZSX, which is the main board equity security market operated by NZX Limited (NZX). As an overseas listed issuer in New Zealand, we are deemed to satisfy and comply with the NZSX Listing Rules, provided that we remain listed on the ASX and comply with the ASX Listing Rules.

The ASX, through the ASXCGC Recommendations, and NZX have adopted a similar ‘comply or explain’ general approach to corporate governance. However, the ASXCGC Recommendations may materially differ from the corporate governance rules and the principles of NZX’s Corporate Governance Best Practice Code.

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

We comply in all material respects with all NYSE listing rules applicable to us.

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

In Australia there are no laws or securities exchange listing rules that require shareholder approval of equity based incentive plans or individual grants under those plans (other than for Directors, including the Chief Executive Officer (CEO)).

Westpac’s employee equity plans have been disclosed in the Remuneration Report in Section 9 of the 2011 Directors’ report, which is subject to a non-binding shareholder vote at the Annual General Meeting (AGM) and grants to our CEO are approved by shareholders. The details of all grants under our equity-based incentive plans have been disclosed in Note 25 of our financial statements for the year ended 30 September 2011.

The NYSE listing rules provide that the Nominations Committee’s responsibilities should include selecting, or recommending that the Board select, the Director nominees for the next annual meeting for shareholders, and overseeing the evaluation of the Board. The Westpac Board, rather than the Nominations Committee, reviews and recommends the Director nominees for election at the AGM and undertakes an annual review of its performance.

Websites

This statement and a range of documents referred to in it are available on our corporate governance website at www.westpac.com.au/corpgov. This website is regularly updated and contains copies and summaries of our charters, principles and policies.

These documents are also available to our shareholders in print from our Investor Relations department.

Annual Report 2011    21

Governance framework

From time to time the Board may form other Committees or request Directors to undertake specific extra duties. In 2010, the Board introduced a temporary Committee to provide specific focus on Health, Safety and Wellbeing across the Group.

The Executive Team, Disclosure Committee and Executive Risk Committees sit beneath the CEO and the Board Committees to implement Board-approved strategies, policies and management of risk across the Group.

22    Westpac Group

Corporate governance

Board, Committees and oversight of management

Board of Directors

Roles and responsibilities

The Board Charter outlines the roles and responsibilities of the Board. Key responsibilities in summary are:

▪          approving the strategic direction of Westpac Group;

▪          evaluating Board performance and determining Board size and composition;

▪          appointing and determining the duration, remuneration and other terms of appointment of the CEO and Chief Financial Officer (CFO), and ratifying the appointments of other senior executives;

▪          evaluating the performance of the CEO and CFO, and monitoring the performance of other senior executives;

▪          succession planning for the Board, CEO and CFO;

▪          approving the annual budget and financial statements and monitoring performance against the approved budget;

▪          determining our dividend policy;

▪          determining our capital structure;

▪          approving our risk management strategy and frameworks, and monitoring their effectiveness;

▪          considering the social, ethical and environmental impact of our activities and monitoring compliance with our sustainability policies and practices;

▪          monitoring Occupational Health and Safety (OHS) issues in Westpac Group and considering appropriate OHS reports and information;

▪          maintaining an ongoing dialogue with Westpac’s auditors and, where appropriate, principal regulators; and

▪          internal governance including delegated authorities, policies for appointments to our controlled entity Boards and monitoring resources available to senior executives.

Delegated authority

The Constitution and the Board Charter enable the Board to delegate to Committees and management.

The roles and responsibilities delegated to the Board Committees are captured in the Charters of each of the six established Committees, namely:

▪          Audit;

▪          Risk Management;

▪          Nominations;

▪          Remuneration;

▪          Sustainability; and

▪          Technology.

The Delegated Authority Policy Framework outlines principles to govern decision-making within the Group, including appropriate escalation and reporting to the Board. The Board has also delegated to the CEO, and through the CEO to other executives, responsibility for the day-to-day management of our business. The scope of, and limitations to, management delegated authority is clearly documented and covers areas such as operating and capital expenditure, funding and securitisation, and lending. These delegations balance effective oversight with appropriate empowerment and accountability of management.

Independence

Together, the Board members have a broad range of relevant financial and other skills and knowledge, combined with the extensive experience necessary to guide our business. Details are set out in Section 1 of the 2011 Directors’ report.

All of our Non-executive Directors satisfy our criteria for independence, which are consistent with those applied by the NYSE.

The Board assesses the independence of our Directors on appointment and annually. Each Director provides an annual attestation of his or her interests and independence.

Directors are considered independent if they are independent of management and free from any business or other relationship that could materially interfere with, or reasonably be perceived to materially interfere with, the exercise of their unfettered and independent judgment. Materiality is assessed on a case by case basis by reference to each Director’s individual circumstances rather than by applying general materiality thresholds. The assessment has regard to the criteria applied by the NYSE and US Securities and Exchange Commission (SEC).

Each Director is expected to disclose any business or other relationship that he or she has directly, or as a partner, shareholder or officer of a company or other entity that has an interest with Westpac or a related entity. The Board considers information about any such interests or relationships, including any related financial or other details, when it assesses the Director’s independence.

Annual Report 2011    23

Size and membership of Board Committees as at 30 September 2011

	Status	Board Audit Committee	Board Risk Management Committee	Board Nominations Committee	Board Remuneration Committee	Board Sustainability Committee	Board Technology Committee

Ted Evans	Chairman, Non-executive, Independent	✓	✓	✓			✓

John Curtis	Deputy Chairman, Non-executive, Independent	✓	✓	✓	Chair ✓

Gail Kelly	CEO, Executive					✓	✓

Elizabeth Bryan	Non-executive, Independent	✓	Chair ✓	✓	✓		✓

Gordon Cairns	Non-executive, Independent	✓	✓		✓

Peter Hawkins	Non-executive, Independent	✓	✓	✓			Chair ✓

Carolyn Hewson	Non-executive, Independent	✓	✓	Chair ✓	✓

Lindsay Maxsted	Non-executive, Independent	Chair ✓	✓	✓

Graham Reaney	Non-executive, Independent	✓	✓			✓

Peter Wilson	Non-executive, Independent	✓	✓	✓		Chair ✓

This table shows membership of standing Committees of the Board.

The charts below demonstrate that our Board comprises a majority of independent Directors and the tenure of our current Directors.

Length of tenure of Non-executive Directors	Balance of Non-executive and executive Directors

24    Westpac Group

Corporate governance

The Chairman

The Board elects one of the independent Non-executive Directors as Chairman. Our current Chairman is Ted Evans, who will retire following the 2011 AGM on 14 December 2011. Ted Evans will be succeeded as Chairman by Lindsay Maxsted. The Chairman’s role includes:

▪          providing effective leadership to the Board in relation to all Board matters;

▪          guiding the agenda and conducting all Board meetings;

▪          in conjunction with the Company Secretary, arranging regular Board meetings throughout the year, confirming that minutes of meetings accurately record decisions taken and, where appropriate, the views of individual Directors;

▪          overseeing the process for appraising Directors and the Board as a whole;

▪          overseeing Board succession;

▪          acting as a conduit between management and Board, and being the primary point of communication between the Board and CEO;

▪          representing the views of the Board to the public; and

▪          taking a leading role in creating and maintaining an effective corporate governance system.

The Deputy Chairman

Our Deputy Chairman is John Curtis. The Deputy Chairman’s role includes:

▪          chairing Board and shareholder meetings when the Chairman is unable to do so; and

▪          undertaking additional matters on the Chairman’s behalf, as requested by the Chairman.

CEO

Our CEO is Gail Kelly. The CEO’s role includes:

▪          leadership of the management team;

▪          developing strategic objectives for the business; and

▪          the day-to-day management of the Group’s operations.

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

Meetings attended by Directors for the 2011 financial year are reported in Section 8 of the 2011 Directors’ report.

Nomination and appointment

The Board Nominations Committee is responsible for:

▪          developing and reviewing policies on Board composition, strategic function and size;

▪          reviewing and making recommendations to the Board annually on diversity generally within the Westpac Group, measurable objectives for achieving diversity and progress in achieving those objectives;

▪          planning succession of the Non-executive Directors;

▪          developing and implementing induction programs for new Directors and ongoing education for existing Directors;

▪          developing eligibility criteria for the appointment of Directors;

▪          recommending appointment of Directors to the Board; and

▪          considering and recommending candidates for appointment to the Boards of relevant subsidiaries.

Westpac seeks to maintain a Board of Directors with a broad range of financial and other skills, experience and knowledge necessary to guide the business of the Westpac Group.

The Board Nominations Committee considers and makes recommendations to the Board on candidates for appointment as Directors. Such recommendations pay particular attention to the mix of skills, experience, expertise, diversity and other qualities of existing Directors, and how the candidate’s attributes will balance and complement those qualities. External consultants are used to access a wide base of potential Directors.

New Directors receive an induction pack which includes a letter of appointment setting out the expectations of the role, conditions of appointment including the expected term of appointment, and remuneration. This letter conforms to the ASXCGC Recommendations.

The attendance of Board Nominations Committee members at the Committee’s meetings is set out in Section 8 of the 2011 Directors’ report.

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

Our constitution states that at each AGM, one-third of our Directors, and any other Director who has held office for three or more years since their last election, must retire. In determining the number of Directors to retire by rotation, no account is to be taken of Directors holding casual vacancy positions or of the CEO. The Directors to retire by rotation are those who have been the longest in office. A retiring Director holds office until the conclusion of the meeting at which he or she retires but is eligible for re-election by shareholders at that meeting.

Annual Report 2011    25

The Board makes recommendations concerning the election or re-election of any Director by shareholders. In considering whether to support a candidate, the Board takes into account the results of the Board performance evaluation conducted during the year. In addition to information on the candidates provided to shareholders in the Notice of Meeting, the candidates are invited to give a short presentation at the AGM.

The Board has a Tenure Policy, which limits the maximum tenure of office that any Non-executive Director other than the Chairman may serve to nine years, from the date of first election by shareholders. The maximum tenure for the Chairman is 12 years (inclusive of any term as a Director prior to being elected as Chairman), from the date of first election by shareholders. The Board, on its initiative and on an exceptional basis, may exercise discretion to extend the maximum terms specified above where it considers that such an extension would benefit the company. Such discretion will be exercised on an annual basis and the Director concerned will be required to stand for re-election annually.

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

Access to information and advice

All Directors have unrestricted access to company records and information, and receive regular detailed financial and operational reports from executive management. Each Director also enters into an access and indemnity agreement which, among other things, provides for access to documents for up to seven years after his or her retirement as a Director.

The Chairman and other Non-executive Directors regularly consult with the CEO, CFO and other senior executives, and may consult with, and request additional information from, any of our employees.

All Directors have access to advice from the Group Executive, Counsel & Secretariat.

In addition, the Board collectively, and all Directors individually, have the right to seek independent professional advice, at our expense, to help them carry out their responsibilities. While the Chairman’s prior approval is needed, it may not be unreasonably withheld.

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

Profiles of our Company Secretaries are set out in Section 1 of the 2011 Directors’ report.

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

The performance review process conducted in 2011 included interviews by an independent assessor with Directors and all senior executives. The review was wide-ranging, with outputs collected and analysed and presented to the Board. The Board discussed the results and agreed follow up action on matters relating to Board composition, process and priorities.

The Chairman also discussed the results with individual Directors and Committee Chairs. The full Board (excluding the Chairman) reviewed the results of the performance review of the Chairman. These results were then privately discussed between the Chairman and Deputy Chairman.

Management

The Board, in conjunction with its Board Remuneration Committee, is responsible for approving the performance objectives and measures for the CEO and other senior executives, and providing input into the evaluation of performance against these objectives. The Board Risk Management Committee also refers to the Board Remuneration Committee any matters that come to its attention that are relevant with respect to remuneration policy or practices.

Management performance evaluations for the 2011 financial year are conducted following the end of the 2011 financial year.

There is a further discussion on performance in the Remuneration Report in the 2011 Directors’ report.

All new senior executives are provided with extensive briefing on our strategies and operations, and the respective roles and responsibilities of the Board and senior management.

26    Westpac Group

Corporate governance

Advisory Boards

The Westpac Group operates a multi-brand strategy with each brand having its own unique identity and market position. Westpac maintains an Advisory Board for each of BankSA and Bank of Melbourne. Each assists in preserving the unique identity of these brands within the overall multi-brand strategy of the Westpac Group through oversight of management reports in relation to their brand health and positioning.

In particular, the Advisory Boards are responsible for:

▪          overseeing management’s strategies and initiatives to continue to strengthen the unique brand position and identity;

▪          overseeing the management of the relevant brand so as to promote and preserve its distinct position and identity and align brand values with those of the relevant communities served;

▪        considering and assessing reports provided by management on the health of the relevant brand;

▪          acting as ambassadors for the relevant bank, including through supporting community and major corporate promotional events to assist in building relationships with the bank’s customers, local communities and the business and government sector, and advising senior management on community matters relevant to the provision of financial services in the community it serves; and

▪          alerting management to local market opportunities and issues of which Advisory Board members are aware that would enhance the provision of services to customers and potential customers and the position of the bank in its local communities.

Ethical and responsible decision-making

Code of Conduct and Principles for Doing Business

Our ‘Code of Conduct’ sets out six values that we believe will maintain the trust and confidence placed in us by our customers, shareholders, suppliers and the community at large. We recognise that this trust can only be retained by acting ethically and responsibly in all our dealings and by seeking to continually improve in all that we do. The Code of Conduct applies to all of our employees and contractors and is supported by the Board. The six values are that:

▪          we act with honesty and integrity;

▪          we comply with laws and with our policies;

▪          we respect confidentiality and do not misuse information;

▪          we value and maintain our professionalism;

▪          we work as a team; and

▪          we manage conflicts of interest responsibly.

Our ‘Principles for Doing Business’ (the Principles) set out how we aim to conduct ourselves across our business in the areas of:

▪          governance and ethical practices;

▪          customers;

▪          employees;

▪          environment;

▪          community; and

▪          suppliers.

The Principles are also aligned with significant global initiatives that promote responsible business practices. Our Principles apply to all Directors and employees.

We also have a range of internal guidelines, communications and training processes and tools, including an online learning module entitled ‘Doing the Right Thing’, which apply to and support our Code of Conduct and the Principles.

Key policies

In addition to our Code of Conduct and the Principles, we have a number of key policies to manage our compliance and human resource requirements. We also voluntarily subscribe to a range of external industry codes, such as the Code of Banking Practice and the Electronic Funds Transfer Code of Conduct.

Code of Ethics for Senior Finance Officers

The Code of Accounting Practice and Financial Reporting (the Code) complements our Code of Conduct. The Code is designed to assist the CEO, CFO and other principal financial officers in applying the highest ethical standards to the performance of their duties and responsibilities with respect to accounting practice and financial reporting. The Code requires that those officers:

▪          act honestly and ethically, particularly with respect to conflicts of interest;

▪          provide full, fair, accurate and timely disclosure in reporting and other communications;

▪          comply with applicable laws, rules and regulations;

▪          promptly report violations of the Code; and

▪          be accountable for adherence to the Code.

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

Annual Report 2011    27

Our employees

Our employees are not permitted to participate in activities that involve a conflict with their duties and responsibilities or which are prejudicial to our business. We expect our employees to:

▪          manage conflicts of interest;

▪          obtain consent from senior management before accepting a directorship on the board of a non-Westpac Group company;

▪          disclose any material interests they have with our customers or suppliers to their manager and not be involved with customer relationships where they have such an interest;

▪          not participate in business activities outside their employment with us (whether as a principal, partner, director, agent, guarantor, investor or employee) without approval or when it could adversely affect their ability to carry out their duties and responsibilities; and

▪          not solicit, accept or offer money, gifts, favours or entertainment which might influence, or might appear to influence, their business judgment.

Fit and Proper Person assessments

Our Fit and Proper Policy complies with the related APRA Prudential Standards and ASIC guidelines. In accordance with that policy, we assess the fitness and propriety of our Directors and also of employees who perform specified roles. The Chairman of the Board (and in the case of the Chairman, the Westpac Board) is responsible for assessing the main Board Directors, Non-executive Directors on subsidiary Boards and Group Executives. An executive Fit and Proper Committee assesses other employees. In all cases the individual is asked to provide a detailed declaration and background checks are undertaken. Assessments are performed upon appointment to the relevant position and are re-assessed annually.

Concern reporting and whistleblower protection

Under our Whistleblower Protection Policy, our employees are encouraged to raise any concerns of activities or behaviour that may be unlawful or unethical with management, the human resources team, the compliance team or the Financial Crime Management business unit. Concerns may include suspected breaches of the Code of Conduct, the Principles for Doing Business and any internal policy or regulatory requirement.

Employees can raise possible wrongdoings on an anonymous basis. Employees may choose to involve the Whistleblower Protection Officer, who is responsible for protecting the employee against disadvantage.

We investigate reported concerns in a manner that is fair and objective to all people involved. If the investigation shows that wrongdoing has occurred, we are committed to changing our processes and taking action in relation to employees who have behaved incorrectly. Where illegal conduct has occurred, this may involve reporting the matter to relevant authorities.

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

Securities trading

Under the Westpac Group Securities Trading Policy, Westpac Directors and all Westpac employees are restricted from dealing in our shares and other financial products if they possess inside information. They are also prohibited from passing on inside information to others who may use that information to trade in securities. In addition, Directors and any employees who, because of their seniority or the nature of their position, may have access to material non-public information about Westpac (Prescribed Employees), are subject to further restrictions, including prohibitions on trading prior to and immediately following annual and half year profit announcements.

We manage and monitor our obligations through:

▪          the insider trading provisions of our policy, which prohibit any dealing in any securities where a Director or employee has access to inside information that may affect the price of those securities;

▪          the new issues provisions of our policy, which place limitations upon Directors and employees participating in a new product issue where their position puts them in a real or perceived position of conflict of interest;

▪          restrictions limiting the periods in which the Directors and Prescribed Employees can trade in our shares or other company securities (Blackout Periods);

▪          requiring Directors and Prescribed Employees to notify their intention to trade outside Blackout Periods and confirm that they have no inside information;

▪          monitoring the trading of Westpac securities by Directors and Prescribed Employees;

▪          maintaining a register of Prescribed Employees, which is regularly updated;

▪          notifying ASX of trades by Directors of Westpac securities as required under the ASX Listing Rules; and

▪          forbidding employees from entering into hedging arrangements in relation to their unvested employee shares or securities, whether directly or indirectly.

28    Westpac Group

Corporate governance

Diversity

Westpac Group has recently adopted a Group Diversity Policy that sets out the diversity initiatives for the Westpac Group. In this context, diversity covers gender, age, ethnicity, cultural background, sexual orientation and religious beliefs.

The objectives of the policy are to ensure that the Westpac Group:

▪          has a workforce profile that delivers competitive advantage through the ability to garner a deep understanding of customer needs;

▪          has a truly inclusive workplace where every individual can shine regardless of gender, cultural identity, age, work style or approach;

▪          leverages the value of diversity for all our stakeholders to deliver the best customer experience, improved financial performance and a stronger corporate reputation; and

▪          continues to take a leadership position on diversity practices and setting the agenda in the external community.

To achieve these objectives we:

▪          have Board determined, measurable objectives for achieving gender diversity. The Board will assess annually both the objectives and progress in achieving them;

▪          will assess pay equity on an annual basis;

▪          will encourage and support the application of flexibility policy into practice across the business;

▪          will meet our commitment to the Australian Employment Covenant to assist Indigenous Australians to access employment across our brands; and

▪          will implement our Accessibility Action Plan for employees and customers with a disability, including providing employment opportunities for people with disabilities.

The implementation of these objectives is overseen by the Westpac Group Diversity Council chaired by the CEO.

The Board, or an appropriate Committee of the Board, will receive regular updates from the Westpac Group Diversity Council on these diversity initiatives.

We will also continue to listen to the needs of our employees through our employee surveys and specific diversity focused surveys.

In October 2010, the Board set a measurable objective to increase the proportion of women in leadership roles (over 4,000 leaders from our executive team through to our bank managers) from 33% to 40% by 2014.

At 30 September 2011, the proportion of women employed by Westpac Group was as follows:

▪          Board of Directors: 30%;

▪          leadership1 roles: 37.5%; and

▪          total Westpac workforce: 61%.

Corporate sustainability

We view sustainable and responsible business practices as important for our business and to add shareholder value. This means conducting our business in a responsible, trustworthy and ethical manner, while accepting accountability for our impacts on society and the environment.

We are committed to transparency and fair dealing, treating employees and customers responsibly, and having solid links with the community.

Reporting

We report on our social, ethical and environmental performance as a part of the Annual Review and Sustainability Report and Annual Report, and provide additional detailed information on our website. Where appropriate, we include what we believe are the most material environmental, social and governance metrics within our financial results announcements.

Our management and our reporting of sustainability aim to address the issues that we believe are the most material for our business and stakeholders. We understand that this is an evolving agenda and seek to progressively embed the management of sustainability issues into business as usual practice.

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

Board Sustainability Committee

The Board Sustainability Committee oversees and provides guidance regarding our commitment to operate our business ethically, responsibly and sustainably, consistent with the changing demands of society.

1            Women in Leadership refers to the proportion of women (permanent and maximum term) in people leadership roles or senior roles of influence as at 30 September as a proportion of all leaders across the Group. It includes the CEO, Executive Team, General Managers, Senior Managers as direct reports to General Managers and the next two levels of management.

Annual Report 2011    29

The Board Sustainability Committee:

▪          reviews the social, environmental and ethical impacts of our policies and practices;

▪          oversees initiatives to enhance our sustainability;

▪          sets standards for our sustainability policies and practices, and monitors compliance with these policies and practices;

▪          reviews sustainability strategies, objectives and performance, including in-depth discussions with management on specific current and emerging issues; and

▪          reviews and approves sustainability reporting.

Financial reporting

Approach to financial reporting

Our approach to financial reporting reflects three core principles:

▪          that our financial reports present a true and fair view;

▪          that our accounting methods comply with applicable accounting rules and policies; and

▪          that our external auditor is independent and serves security holders’ interests.

The Board, through the Board Audit Committee, monitors Australian and international developments relevant to these principles, and reviews our practices accordingly.

The Board delegates oversight responsibility for risk management between the Board Audit Committee and the Board Risk Management Committee.

Board Audit Committee

The Board Audit Committee oversees all matters concerning:

▪          the integrity of the financial statements and financial reporting systems;

▪          the external auditor’s qualifications, performance, independence and fees;

▪          oversight and performance of the internal audit function;

▪          compliance with financial reporting and related regulatory requirements (in conjunction with the Board Risk Management Committee, this includes oversight of APRA and ASIC statutory reporting requirements); and

▪          procedures for the receipt, retention and treatment of financial complaints, including accounting, internal accounting controls or auditing matters, and the confidential reporting by employees of concerns regarding accounting or auditing matters.

The Board Audit Committee reviews and assesses:

▪          any significant estimates and judgments in financial reports, and monitors the methods used to account for unusual transactions;

▪          the processes used to monitor and comply with laws, regulations and other requirements relating to external reporting of financial and non-financial information;

▪          the major financial risk exposures; and

▪          the process surrounding the disclosures made by the CEO and CFO in connection with their personal certifications of the annual financial statements.

The Board Audit Committee conducts regular discussions with:

▪          the Board Risk Management Committee, CFO, Chief Risk Officer (CRO), Group Assurance (our internal audit function), management and the external auditor, about our major financial risk exposures and the steps management has taken to monitor and control such exposures;

▪          the external auditor concerning their audit and any significant findings, and the adequacy of management’s responses;

▪          management and the external auditor concerning the half year and annual financial statements;

▪          management and the external auditor regarding any correspondence, with regulators or government agencies, and reports that raise issues of a material nature; and

▪          the Group Executive, Counsel & Secretariat regarding any legal matters that may have a material impact on the financial statements and/or our compliance with financial reporting and related regulatory policies.

The Board Audit Committee meets with the external auditor without management being present at each meeting. Periodically the Board Audit Committee meets with the General Manager, Group Assurance without management.

Financial knowledge

The Board Audit Committee comprises nine independent, Non-executive Directors.

All Board Audit Committee members have appropriate financial experience, an understanding of the financial services industry and satisfy the independence requirements under the ASXCGC Recommendations, the United States Securities Exchange Act of 1934 (as amended) and its related rules, and the rules of the NYSE.

The Board has determined that Lindsay Maxsted, Chairman of the Board Audit Committee, is an ‘audit committee financial expert’ and independent in accordance with US securities law.

The designation of Lindsay Maxsted as an audit committee financial expert does not impose duties, obligations or liability on him that are greater than those imposed on him as a Board Audit Committee member, and does not affect the duties, obligations or liability of any other Board Audit Committee member or Board member. Audit committee financial experts are not deemed as an ‘expert’ for any other purpose.

The Board Audit Committee’s membership is set out in the table entitled ‘Size and membership of Board Committees as at 30 September 2011’. The full qualifications of the Audit Committee members and their attendance at Board Audit Committee meetings are set out in Sections 1 and 8 of the 2011 Directors’ report.

30    Westpac Group

Corporate governance

External auditor

The role of the external auditor is to provide an independent opinion that our financial reports are true and fair, and comply with applicable regulations.

Our external auditor is PricewaterhouseCoopers (PwC), appointed by shareholders at the 2002 AGM. Our present PwC lead audit partner is Ian Hammond and the review audit partner is Victor Clarke. Ian Hammond and Victor Clarke assumed responsibility for these roles in 2008 and 2011, respectively.

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

The breakdown of the aggregate fees billed by the external auditor in respect of each of the two most recent financial years for audit, audit-related, tax and other services is provided in Note 33 to our financial statements for the year ended 30 September 2011. A declaration regarding the Board’s satisfaction that the provision of non-audit services by PwC is compatible with the general standards of auditor independence is provided in Section 10 of the 2011 Directors’ report.

Group Assurance (internal audit)

Group Assurance is Westpac’s internal audit function providing the Board and Executive Management with an independent and objective evaluation of the adequacy and effectiveness of management’s control over risk. Group Assurance covers the governance, risk management and internal control frameworks of Westpac and its wholly owned subsidiaries. It has access to all of our entities, and conducts audits and reviews following a risk-based planning approach.

Group Assurance provides regular reports to the Board Audit Committee and, as deemed appropriate, the Board Risk Management Committee, and raises any significant issues with those Committees. The General Manager, Group Assurance has a reporting line to the Chairman of the Board Audit Committee.

Market disclosure

We maintain a level of disclosure that provides all investors with equal, timely, balanced and meaningful information. Consistent with these standards the Westpac Group maintains a Board approved Market Disclosure Policy, which governs how we communicate with our shareholders and the investment community.

The policy reflects the requirements of the ASX, NZX and other offshore stock exchanges where we have disclosure obligations, as well as relevant securities and corporations legislation. Under our policy, information that a reasonable person would expect to have a material effect on the price or value of our securities must first be disclosed via the ASX unless an exception applies under regulatory requirements.

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

Once relevant information is disclosed to the market and available to investors, it is also published on our website. This includes investor discussion packs, containing presentations on and explanations about our financial results. Our website information also includes Annual Review and Sustainability Reports, Annual Reports, profit announcements, CEO and executive briefings (including webcasts, recordings or transcripts of all major events), economic updates, notices of meetings and media releases.

Shareholder communication and participation

We seek to keep our shareholders fully informed through a variety of communication mediums. These are regularly reviewed to improve our communications and utilise new technologies. These approaches include:

▪          direct communications with shareholders via mail and email;

▪          the publication of all relevant company information in the Investor Centre section of our website; and

▪          access to all major market briefings and shareholder meetings via webcasting and podcasting facilities.

Annual Report 2011    31

Shareholders are provided with advance notice of all major market briefings and shareholder meetings, through ASX announcements and/or the publication of an investor calendar of events on our website.

Shareholders are given the option to receive information in print or electronic format.

We regard the AGM as an important opportunity for engaging and communicating with shareholders. Shareholders are encouraged to attend and actively participate in our AGM, which is webcast and can also be viewed at a later time from our website. Shareholders who are unable to attend the AGM are able to lodge their proxies through a number of channels, including electronically via the internet. At the time of receiving the Notice of Meeting, shareholders are also invited to put forward questions they would like addressed at the AGM.

Risk management

Roles and responsibilities

The Board is responsible for reviewing and approving our overall risk management strategy, including determining our appetite for risk. The Board has delegated to the Board Risk Management Committee responsibility for providing recommendations to the Board on Westpac Group’s risk-reward strategy, setting risk appetite, approving frameworks, policies and processes for managing risk, and determining whether to accept risks beyond management’s approval discretion.

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

The 1st Line of Defence – Risk identification, risk management and self-assurance

Divisional business units are responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite and policies. They are required to establish and maintain appropriate risk management controls, resources and self-assurance processes.

The 2nd Line of Defence – Establishment of risk management frameworks and policies and risk management oversight

Our 2nd Line of Defence has three layers:

▪          our executive risk committees lead the optimisation of risk-reward by overseeing the development of risk appetite statements, risk management frameworks, policies and risk concentration controls, and monitoring Westpac’s risk profile for alignment with approved appetites and strategies.

▪          our Group Risk function is independent from the business divisions, reports to the Chief Risk Officer (CRO), and establishes and maintains the Group-wide risk management frameworks, policies and concentration limits that are approved by the Board Risk Management Committee. It also reports on Westpac’s risk profile to executive risk committees and the Board Risk Management Committee.

▪          divisional risk areas are responsible for developing division-specific risk appetite statements, policies, controls, procedures, monitoring and reporting capability, which align to the Board’s Statement of Risk Appetite and the risk management frameworks approved by the Board Risk Management Committee. These risk areas are independent of the Divisions’ 1st Line business areas, with each divisional CRO having a direct reporting line to the CRO, as well as to their Division’s Group Executive.

The 3rd Line of Defence – Independent assurance

Our Group Assurance function independently evaluates the adequacy and effectiveness of the Group’s overall risk management framework and controls.

Our overall risk management approach is summarised in the following diagram:

Our overall risk management governance structure is set out in more detail in the table ‘Risk Management Governance Structure’ included in this statement.

32    Westpac Group

Corporate governance

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

We distinguish four main types of risk:

▪          credit risk – the risk of financial loss where a customer or counterparty fails to meet their financial obligations;

▪          liquidity risk – the risk that we will be unable to fund our assets and meet obligations as they come due, without incurring unacceptable losses;

▪          market risk – the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. This includes interest rate risk in the banking book – the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities; and

▪          operational risk and compliance risk – operational risk is the risk that arises from inadequate or failed internal processes and systems, human error or misconduct, or from external events. It includes, among other things, technology risk, model risk and outsourcing risk. Compliance Risk is the risk of legal or regulatory sanction, and financial or reputation loss, arising from our failure to abide by the compliance obligations required of us.

In addition to, and linked to, these four main types of risk, we also manage the following risks:

▪          business risk – the risk associated with the vulnerability of a line of business to changes in the business environment;

▪          environmental, social and governance risks – the risk of damage to the Group’s reputation or financial performance due to failure to recognise or address material existing or emerging sustainability related environmental, social or governance issues;

▪          equity risk – the potential for financial loss arising from movements in the value of our direct and indirect equity investments;

▪          insurance risk – the risk of not being able to meet insurance claims (related to insurance subsidiaries);

▪          related entity (contagion) risk – the risk that problems arising in other Westpac Group members compromise the financial and operational position of the authorised deposit-taking institution in Westpac Group; and

▪          reputation risk – the risk to earnings or capital arising from negative public opinion resulting from the loss of reputation or public trust and standing.

Westpac has received advanced accreditation from APRA and the RBNZ under the Basel II Capital Framework, and uses the Advanced Internal Ratings Based (AIRB) approach for credit risk and the Advanced Measurement Approach (AMA) for operational risk when calculating regulatory capital.

Board Risk Management Committee

The Board Risk Management Committee:

▪          provides recommendations to the Board on Westpac Group’s risk-reward strategy;

▪          sets risk appetite;

▪          reviews and approves the frameworks for managing risk, including capital, credit, liquidity, market, operational and reputation risk;

▪          reviews and approves the limits and conditions that apply to the taking of risk, including the authority delegated by the Board to the CEO, CFO and CRO;

▪          monitors the risk profile, performance, capital levels, exposures against limits and the management and control of our risks;

▪          monitors changes anticipated in the economic and business environment and other factors considered relevant to our risk profile and risk appetite;

▪          oversees the development and ongoing review of key policies that support our frameworks for managing risk; and

▪          may approve accepting risks beyond management’s approval discretion.

From the perspective of specific types of risk, the Board Risk Management Committee role includes:

▪          capital – approving the internal capital adequacy assessment process and in doing so reviewing the outcomes of enterprise wide stress testing, monitoring capital levels for consistency with Westpac Group’s risk appetite, and setting the target capital ranges for regulatory capital having regard to internal economic capital measures;

▪          credit risk – approving key policies and limits supporting the credit risk management framework, and monitoring the risk profile, performance and management of our credit portfolio;

▪        compliance risk – reviewing compliance risk processes and our compliance with applicable laws, regulations and regulatory requirements, discussing with management and the external auditor any material correspondence with regulators or government agencies and any published reports that raise material issues, and reviewing complaints and whistleblower concerns;

▪          liquidity risk – approving the internal liquidity assessment process, key policies and limits supporting the liquidity risk management framework, including our funding strategy and liquidity requirements, and monitoring the liquidity risk profile;

▪          market risk – approving key policies and limits supporting the market risk management framework, including the Value at Risk and Net Interest Income at Risk limits, and monitoring the market risk profile; and

▪          operational risk – monitoring the operational risk profile, the performance of operational risk management and controls, and the development and ongoing review of operational risk policies.

Annual Report 2011    33

The Board Risk Management Committee also:

▪          provides relevant periodic assurances to the Board Audit Committee regarding the operational integrity of the risk management framework; and

▪          refers to other Board Committees any matters that come to the attention of the Board Risk Management Committee that are relevant for those respective Board Committees.

Compliance Management Framework

Westpac’s Compliance Management Framework reflects the following core principles and practices:

▪          complying with both the letter and spirit of regulatory standards is an essential part of our core values and is critical to our success;

▪          regulatory standards are embedded into how we do business, how we conduct ourselves, how our systems and processes are designed and how they operate; and

▪          compliance is the responsibility of everyone in every part of Westpac. Visibility and accountability of senior management encourages a strong compliance culture.

The mechanisms we use to implement these principles include:

▪          maintaining a strong governance environment;

▪          identifying obligations, developing and maintaining compliance plans and implementing change;

▪          developing, implementing and testing compliance controls; and

▪          monitoring and reporting incidents, issues and risks.

As with other forms of risk, business line management is primarily responsible for managing compliance risk. This is supported by a dedicated Compliance function covering the Group and each area of business activity. The Compliance function reports to the Chief Compliance Officer.

Regular reports are provided to the Operational Risk & Compliance Committee and the Board Risk Management Committee on the status of compliance across the Group.

CEO and CFO assurance

The Board receives regular reports from management about our financial condition and operational results, as well as that of our controlled entities. The CEO and the CFO annually provide formal statements to the Board, and have done so for the year ended 30 September 2011, that state in all material respects:

▪          Westpac’s financial records for the financial year have been properly maintained in that they:

–         correctly record and explain its transactions, and financial position and performance;

–         enable true and fair financial statements to be prepared and audited; and

–         are retained for seven years after the transactions covered by the records are completed;

▪          the financial statements and notes required by the accounting standards for the financial year comply with the accounting standards;

▪          the financial statements and notes for the financial year give a true and fair view of Westpac’s and its consolidated entities’ financial position and of their performance;

▪          any other matters that are prescribed by the Corporations Act and regulations as they relate to the financial statements and notes for the financial year are satisfied; and

▪          the declarations provided in accordance with section 295A of the Corporations Act are founded on a sound system of risk management and internal control, and that the system is operating effectively in all material respects in relation to financial reporting risks.

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

The Board Remuneration Committee:

▪          reviews and makes recommendations to the Board in relation to the Westpac Group Remuneration Policy (Group Remuneration Policy) and assesses the Group Remuneration Policy’s effectiveness and its compliance with prudential standards;

▪          reviews and makes recommendations to the Board in relation to the individual remuneration levels of the CEO, Non-executive Directors, Group Executives, other persons whose activities in the Board’s opinion affect the financial soundness of Westpac, any person specified by APRA, and any other person the Board determines;

▪          reviews and makes recommendations to the Board in relation to the remuneration structures for each category of persons covered by the Group Remuneration Policy;

▪          reviews and makes recommendations to the Board on corporate goals and objectives relevant to the remuneration of the CEO, and the performance of the CEO in light of these objectives;

▪          reviews and makes recommendations to the Board on the short-term and long-term incentive plans for Group Executives;

▪        reviews and makes recommendations to the Board in relation to approving any and all equity based plans; and

▪          oversees general remuneration practices across the Group.

34    Westpac Group

Corporate governance

The Board Remuneration Committee reviews and recommends to the Board the size of variable reward pools as part of Westpac’s annual plan based on consideration of pre-determined business performance indicators and the financial soundness of Westpac. The Board Remuneration Committee also approves remuneration arrangements outside of the Group Remuneration Policy relating to individuals or groups of individuals which are significant because of their sensitivity, precedent or disclosure implications.

In addition, the Board Remuneration Committee considers and evaluates the performance of senior executives when making remuneration determinations and otherwise as required.

Independent remuneration consultants are engaged by the Board Remuneration Committee to ensure that our reward practices and levels are consistent with market practice.

The attendance of Board Remuneration Committee members at the Committee’s meetings is set out in Section 8 of the 2011 Directors’ report.

Further details of our remuneration framework are included in the Remuneration Report in Section 9 of the 2011 Directors’ report.

Risk Management Governance Structure

Westpac’s risk management governance structure is set out in the table below:

Board
▪ reviews and approves our overall risk management strategy.
Board Risk Management Committee (BRMC)

▪      provides recommendations to the Board on the Westpac Group’s risk-reward strategy;

▪      sets risk appetite;

▪      approves frameworks and key policies for managing risk;

▪      monitors our risk profile, performance, capital levels, exposures against limits and management and control of our risks;

▪      monitors changes anticipated in the economic and business environment and other factors relevant to our risk profile;

▪      oversees the development and ongoing review of key policies that support our frameworks for managing risk; and

▪      determines whether to accept risks beyond the approval discretion provided to management.

Other Board Committees with a risk focus
Board Audit Committee	Board Sustainability Committee
▪ oversees the integrity of financial statements and financial reporting systems.	▪ oversees environmental, social, governance and ethical performance and issues.
Board Technology Committee	Board Remuneration Committee
▪ oversees information technology strategy and implementation.	▪ reviews any matters raised by the BRMC with respect to risk-adjusted remuneration.
Executive Team

▪      executes the Board-approved strategy;

▪      assists with the development of the Board Statement of Risk Appetite;

▪      delivers the Group’s various strategic and performance goals within the approved risk appetite; and

▪      monitors key risks within each business unit, capital adequacy and the Group’s reputation.

Executive risk committees
Westpac Group Credit Risk Committee (CREDCO)	Westpac Group Market Risk Committee (MARCO)

▪      leads the optimisation of credit risk-reward across the Group;

▪      oversees the credit risk management framework and key policies;

▪      oversees our credit risk profile; and

▪      identifies emerging credit risks and appropriate actions to address these.

▪      leads the optimisation of market risk-reward across the Group;

▪      oversees the market risk management framework and key policies;

▪      oversees our market risk profile; and

▪      identifies emerging market risks and appropriate actions to address these.

Annual Report 2011    35

Risk Management Governance Structure (continued)

Executive risk committees (continued)
Westpac Group Asset & Liability Committee (ALCO)

▪      leads the optimisation of funding and liquidity risk-reward across the Group;

▪      oversees the liquidity risk management framework and key policies;

▪      oversees the funding and liquidity risk profile and balance sheet risk profile; and

▪      identifies emerging funding and liquidity risks and appropriate actions to address these.

Westpac Group Operational Risk & Compliance Committee (OPCO)

▪      leads the optimisation of operational risk-reward across the Group;

▪      oversees the operational risk management framework, the compliance management framework and key supporting policies;

▪      oversees our operational risk and compliance profiles;

▪      oversees the reputation risk and environmental, social and governance (ESG) risk management frameworks and key supporting policies; and

▪      identifies emerging operational and compliance risks and appropriate actions to address these.

Westpac Group Remuneration Oversight Committee (ROC)

▪      leads the optimisation of risk-adjusted remuneration across the Group;

▪      oversees the Group Remuneration Policy and provides assurance to the CEO and Board Remuneration Committee that remuneration arrangements across the Group encourage behaviour that supports Westpac’s long-term financial soundness and the risk management framework;

▪      oversees the remuneration arrangements (other than for Group Executives) for Responsible Persons (as defined in the Group’s Fit and Proper Policy), risk and financial control personnel, and all other employees for whom a significant portion of total remuneration is based on performance and whose activities, either individually or collectively, may affect the financial soundness of Westpac; and

▪      oversees the criteria and rationale for determining the total quantum of the Group variable reward pool.

Group and divisional risk management
Group Risk	Compliance Function

▪      develops the Group-level risk management frameworks for approval by the BRMC;

▪      directs the review and development of key policies supporting the risk management frameworks;

▪      establishes risk concentration limits and monitors risk concentrations; and

▪      monitors emerging risk issues.

▪      develops the Group-level compliance framework for approval by the BRMC;

▪      directs the review and development of compliance policies, compliance plans, controls and procedures;

▪      monitors compliance and regulatory obligations and emerging regulatory developments; and

▪      reports on compliance standards.

Divisional risk management

▪      develops division-specific policies, risk appetite statements, controls, procedures, and monitoring and reporting capability that align to the frameworks approved by the BRMC.

Independent internal review
Group Assurance ▪ reviews the adequacy and effectiveness of management controls for risk.

36    Westpac Group

Corporate governance

Checklist of Westpac’s compliance with ASXCGC Recommendations

	ASXCGC Recommendations (with 2010 Amendments)	Reference	Compliance
Principle 1:	Lay solid foundations for management and oversight
1.1	Establish the functions reserved to the Board and those delegated to senior executives and disclose those functions.	Page 23	Comply
1.2	Disclose the process for evaluating the performance of senior executives.	Page 26	Comply
1.3	Provide the information indicated in Guide to reporting on Principle 1.	Pages 23, 26	Comply
Principle 2:	Structure the Board to add value
2.1	A majority of the Board should be independent Directors.	Pages 23, 24	Comply
2.2	The chair should be an independent Director.	Page 25	Comply
2.3	The roles of chair and chief executive officer should not be exercised by the same individual.	Page 25	Comply
2.4	The Board should establish a nomination committee.	Page 25	Comply
2.5	Disclose the process for evaluating the performance of the Board, its committees and individual Directors.	Page 26	Comply
2.6	Provide the information indicated in Guide to reporting on Principle 2.	Pages 23–26	Comply
Principle 3:	Promote ethical and responsible decision-making
3.1

Establish a code of conduct and disclose the code or a summary of the code as to:

3.1.1        the practices necessary to maintain confidence in the company’s integrity

3.1.2        the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders

3.1.3        the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

		Page 27	Comply
3.2	Establish a policy concerning diversity and disclose the policy or a summary of that policy.	Page 29	Comply
3.3	Disclose the measurable objectives for achieving gender diversity set by the Board in accordance with the diversity policy and progress towards achieving them.	Page 29	Comply
3.4	Disclose the proportion of women employees in the whole organisation, women in senior executive positions and women on the Board.	Page 29	Comply
3.5	Provide the information indicated in Guide to reporting on Principle 3.	Pages 27, 29	Comply
Principle 4:	Safeguard integrity in financial reporting
4.1	The Board should establish an audit committee.	Page 30	Comply
4.2

Structure the audit committee so that it:

▪      consists only of Non-executive Directors;

▪      consists of a majority of independent Directors;

▪      is chaired by an independent chair, who is not chair of the Board; and

▪      has at least three members.

		Pages 24, 30	Comply
4.3	The audit committee should have a formal charter.	Page 30	Comply
4.4	Provide the information indicated in Guide to reporting on Principle 4.	Pages 24, 30	Comply

Annual Report 2011    37

	ASXCGC Recommendations (with 2010 Amendments)	Reference	Compliance
Principle 5:	Make timely and balanced disclosure
5.1

Establish written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.

		Page 31	Comply
5.2	Provide the information indicated in Guide to reporting on Principle 5.	Page 31	Comply
Principle 6:	Respect the rights of shareholders
6.1	Design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose the policy or a summary of that policy.	Pages 31–32	Comply
6.2	Provide the information indicated in Guide to reporting on Principle 6.	Pages 31–32	Comply
Principle 7:	Recognise and manage risk
7.1	Establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Pages 32–36	Comply
7.2

The Board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively. The Board should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks.

		Pages 32–36	Comply
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

		Page 34	Comply
7.4	Provide the information indicated in Guide to reporting on Principle 7.	Pages 32–36	Comply
Principle 8:	Remunerate fairly and responsibly
8.1	Establish a remuneration committee.	Pages 34–35	Comply
8.2	The remuneration committee should be structured so that it: ▪ consists of a majority of independent Directors; ▪ is chaired by an independent chair; and ▪ has at least three members.	Page 24	Comply
8.3	Clearly distinguish the structure of Non-executive Directors’ remuneration from that of executive Directors and senior executives.	Pages 34–35	Comply
8.4	Provide the information indicated in Guide to reporting on Principle 8.	Pages 24, 34–35	Comply

38   Westpac Group

Directors’ report

Our Directors present their report together with the financial statements of the Group for the financial year ended 30 September 2011.

1. Directors

The names of the persons who have been Directors, or appointed as Directors, during the period since 1 October 2010 and up to the date of this report are: Edward (Ted) Alfred Evans, Gail Patricia Kelly, John Simon Curtis, Elizabeth Blomfield Bryan, Gordon McKellar Cairns, Peter John Oswin Hawkins, Carolyn Judith Hewson, Lindsay Philip Maxsted, Graham John Reaney and Peter David Wilson. Our current Chairman, Ted Evans, will retire following the 2011 AGM on 14 December 2011. Ted Evans will be succeeded as Chairman by Lindsay Maxsted. Graham Reaney will also retire from the Board at the conclusion of the 2011 AGM.

As announced on 22 September 2011, Ann Pickard has been appointed to the Westpac Board effective on 1 December 2011. Ms Pickard will be an independent Non-executive Director and has over 25 years of international experience as a senior manager in large organisations.

Particulars of the skills, experience, expertise and responsibilities of the Directors at the date of this report, including all directorships of other listed companies held by a Director at any time in the past three years immediately before 30 September 2011 and the period for which each Directorship has been held, are set out below.

Name: Ted Evans AC, BEcon (Hons.)

Age: 70

Term of office: Director since November 2001. Chairman since April 2007.

Date of next scheduled
re-election: Not applicable. Ted Evans will retire following the 2011 AGM.

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

Westpac Board Committee membership: Member of each of the Audit, Nominations, Risk Management and Technology Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Gail Kelly,
HigherDipEd, BA, MBA with Distinction, HonDBus

Age: 55

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

Other Westpac related entities directorships and dates of office: Nil

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

Annual Report 2011    39

Name: John Curtis AM,
BA, LLB (Hons.)

Age: 61

Term of office: Director and Deputy Chairman since December 2008.

Date of next scheduled
re-election: December 2011.

Independent: Yes.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: Chairman of each of Allianz Australia Limited and the University of Technology Sydney Faculty of Business Executive Council.

Other interests: Nil.

Other Westpac related entities directorships: Nil.

Skills, experience and expertise: For the past 24 years John has been a professional company director and has been Chairman and Director of a wide variety of public companies, government entities and foreign corporations. In more recent times he has been largely involved in the financial services sector with his current appointments as set out above and former appointments with Merrill Lynch, Perpetual Limited and First Data Corporation in Australia. Prior to 1987 John was a director of Wormald International Limited and was responsible for its operations in Australia, Europe, Asia and the Americas. During part of that time he was Chairman of the National Building and

Construction Council, the peak industry body.

Westpac Board Committee membership: Chairman of the Remuneration Committee. Member of each of the Audit, Nominations and Risk Management Committees.

Directorships of other listed entities over the past three years and dates of office:

St.George Bank Limited (October 1997 – September 2009). St.George Bank Limited remained a listed entity when it became a subsidiary of Westpac in December 2008. It was delisted in September 2009.

Name: Elizabeth Bryan, BA (Econ.), MA (Econ.)

Age: 65

Term of office: Director since November 2006.

Date of next scheduled
re-election: December 2013.

Independent: Yes.

Current directorships of listed entities and dates of office: Caltex Australia Limited (since July 2002, Chairman since October 2007).

Other principal directorships: Nil

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Director of Westpac New Zealand Limited (March 2007 – October 2010).

Skills, experience and expertise: Elizabeth has over 31 years experience in the financial services industry, government policy and administration and on the boards of companies and statutory organisations. Prior to becoming a professional director she served for six years as Managing Director of Deutsche Asset Management and its predecessor organisation, NSW State Superannuation Investment and Management Corporation.

Westpac Board Committee membership: Chairman of the Risk Management Committee. Member of each of the Audit, Nominations, Remuneration and Technology Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Gordon Cairns, MA (Hons.)

Age: 61

Term of office: Director since July 2004.

Date of next scheduled
re-election: December 2012.

Independent: Yes.

Current directorships of listed entities and dates of office: Origin Energy Limited (since June 2007).

Other principal directorships: World Education Australia Limited. Chairman of each of Origin Foundation and Rebel Sport Limited and Director of Rebel Group Companies.

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

Westpac Board Committee membership: Member of each of the Audit, Remuneration and Risk Management Committees. Directorships of other listed entities over the past three years and dates of office: Nil

40    Westpac Group

Name: Peter Hawkins,
BCA (Hons.) SF Fin, FAIM ACA (NZ), FAICD

Age: 57

Term of office: Director since December 2008.

Date of next scheduled
re-election: December 2013.

Independent: Yes.

Current directorships of listed entities and dates of office: Mirvac Limited Group (since January 2006).

Other principal directorships: Liberty Financial Pty Limited, Treasury Corporation of Victoria, Murray Goulburn
Co-operative Co. Limited, Clayton Utz and The Camberwell Grammar School.

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Member of the Bank of Melbourne Advisory Board since November 2010.

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

Westpac Board Committee membership: Chairman of the Technology Committee. Member of each of the Audit, Nominations and Risk Management Committees.

Directorships of other listed entities over the past three years and dates of office:

St.George Bank Limited. (April 2007 – September 2009). St.George Bank Limited remained a listed entity when it became a subsidiary of Westpac in December 2008. It was delisted in September 2009.

Name: Carolyn Hewson AO,
BEc (Hons.), MA (Econ.)

Age: 56

Term of office: Director since February 2003.

Date of next scheduled
re-election: December 2013.

Independent: Yes.

Current directorships of listed entities and dates of office: Stockland Corporation Limited (since March 2009). BHP Billiton Limited (since March 2010), BHP Billiton plc (since March 2010) and BT Investment Management Limited (since September 2007).

Other principal directorships: The Australian Charities Fund.

Other interests: Nil

Other Westpac related entities directorships and dates of office: Director of BT Investment Management Limited (since September 2007). Chairman of Westpac Matching Gifts Limited (since August 2011), Trustee of the Westpac Buckland Fund (since January 2011, Chairman since March 2011).

Skills, experience and expertise: Carolyn has over 30 years experience in the finance sector and was an Executive Director of Schroders Australia Limited between 1989 and 1995.

Westpac Board Committee membership: Chairman of the Nominations Committee. Member of each of the Audit, Remuneration and Risk Management Committees.

Directorships of other listed entities over the past three years and dates of office: AGL Energy Limited (February 2006 – February 2009).

Name: Lindsay Maxsted,
DipBus (Gordon), FCA

Age: 57

Term of office: Director since March 2008.

Date of next scheduled
re-election: December 2011.

Independent: Yes.

Current directorships of listed entities and dates of office: Director of Transurban Group (since March 2008, Chairman since August 2010). Director of BHP Billiton Limited (since March 2011) and BHP Billiton plc (since March 2011).

Other principal directorships: Managing Director of Align Capital Pty Ltd and Director of Baker IDI Heart & Diabetes Institute Holdings Limited.

Other interests: Nil.

Other Westpac related entities directorships and period of office: Nil.

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

Westpac Board Committee membership: Chairman of the Audit Committee. Member of each of the Risk Management and Nominations Committees.

Directorships of other listed entities over the past three years and dates of office: St.George Bank Limited (December 2008 – September 2009). St.George Bank Limited remained a listed entity when it became a subsidiary of Westpac in December 2008. It was delisted in September 2009.

Annual Report 2011    41

Name: Graham Reaney, BComm, CPA

Age: 68

Term of office: Director since December 2008.

Date of next scheduled
re-election: Not applicable. Graham Reaney will retire following the 2011 AGM.

Independent: Yes.

Current directorships of listed entities and dates of office: Chairman of PMP Limited (since September 2002).

Other principal directorships: Chairman of Maxwell Food Products Pty Ltd and Holcim (Australia) Pty Limited.

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Member of the BankSA Advisory Board (since December 2008).

Skills, experience and expertise: Graham’s business experience spans 32 years, during which time he has held a number of senior corporate appointments, including as Managing Director of National Foods Limited. Other former positions include Managing Director of Industrial Equity Limited. Graham has gained extensive experience both in Australia and overseas in a broad range of industries, including mining and mining services, energy, food, rural, fast moving consumer goods and financial services.

Westpac Board Committee membership: Member of each of the Audit, Risk Management and Sustainability Committees.

Directorships of other listed entities over the past three years and dates of office: St.George Bank Limited (November 1996 – December 2008). AGL Energy Limited (July 2006 – October 2009).

Name: Peter Wilson, CA

Age: 70

Term of office: Director since October 2003.

Date of next scheduled
re-election: December 2012.

Independent: Yes.

Current directorships of listed entities and dates of office: The Colonial Motor Company Limited (since July 1998, listed in NZ). Chairman of Kermadec Property Fund Limited (since October 2006, listed in NZ). Deputy Chairman of Meridian Energy Limited (since May 2011, listed in NZ).

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

Company Secretary

Our Company Secretaries as at 30 September 2011 were John Arthur and Les Vance.

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

Les Vance (BCom, LLB (Hons.)) joined Westpac in December 2008 as Corporate Counsel, Counsel & Secretariat. Before joining Westpac, Les was Group Executive, External Funds at Investa Property Group where he was responsible for Investa’s External Funds Management business and the unlisted property funds managed by that business. Prior to that Les held other senior executive positions in both line management and corporate/governance roles at Top 100 companies and was previously a partner at Freehills with a broad corporate and commercial practice.

42    Westpac Group

Directors’ report

2. Executive Team

As at 30 September 2011 our Executive Team was:

Name	Position	Year Joined Group	Year Appointed to Position
Gail Kelly	Managing Director & Chief Executive Officer	2008	2008
John Arthur	Group Executive, Counsel & Secretariat	2008	2008
Rob Chapman	Chief Executive, St.George Banking Group	2008	2010
Peter Clare	Group Executive, Product & Operations	2008	2008
Philip Coffey	Chief Financial Officer	1996	2005
Rob Coombe	Group Executive, Westpac Retail & Business Banking	2002	2010
Brad Cooper	Chief Executive Officer, BT Financial Group	2007	2010
George Frazis	CEO, Westpac New Zealand Limited	2009	2009
Peter Hanlon	Group Executive, People & Transformation	1995	2010
Bob McKinnon	Group Executive, Technology	2008	2008
Jon Nicholson	Chief Strategy Officer	2006	2006
Greg Targett	Chief Risk Officer	2008	2009
Rob Whitfield	Group Executive, Westpac Institutional Bank	1986	2009

There are no family relationships between or among any of our Directors or Executive Team members.

Gail Kelly HigherDipEd, BA, MBA with Distinction, HonDBus. Age 55
Managing Director & Chief Executive Officer

Gail was appointed Managing Director & Chief Executive Officer of Westpac on 1 February 2008.

Immediately prior to this, she served as Chief Executive Officer & Managing Director of St.George Bank Limited from January 2002 to August 2007. During this period, St.George Bank Limited doubled its assets and net profit after tax. Between October 1997 and December 2001, Gail was employed at the Commonwealth Bank of Australia as General Manager, Strategic Marketing, and later as Head of Customer Service Division and a member of the bank’s Executive Committee.

Gail began her career at Nedcor Bank, one of the largest banks in South Africa, where she held various General Manager positions, including HR, cards and personal banking.

Gail is currently a Director of the Australian Bankers’ Association, the Melbourne Business School Limited and member of the Financial Services Advisory Council.

John Arthur LLB (Hons.). Age 56
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

Rob Chapman AssocDipBus FAICD FFSIA. Age 47
Chief Executive, St.George Banking Group

Rob was appointed Chief Executive, St.George Banking Group on 1 December 2010 and was exercising the functions of Chief Executive from 1 October 2010. Immediately prior to this he served as Managing Director BankSA and was a member of the St.George Bank Limited Executive Committee for eight years, from July 2002. Prior to joining BankSA he was the Regional General Manager of Commonwealth Bank of Australia’s operations in South Australia, Northern Territory and Western Australia, and Regional Manager, Victoria. Prior to that he held a number of senior roles with Colonial State Bank and Prudential Corporation Australia.

Rob is Chairman of the Adelaide Football Club and a member of the South Australian Economic Development Board.

Annual Report 2011    43

Peter Clare BCom, MBA. Age 48
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

Philip Coffey BEc (Hons.). Age 54
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

Rob Coombe LLB (Hons.). Age 48
Group Executive, Westpac Retail & Business Banking

Rob was appointed Group Executive, Westpac Retail & Business Banking on 1 February 2010, with responsibility for all Westpac’s retail, small-to-medium enterprises and commercial customers in Australia.

Rob joined Westpac with the acquisition of the BT Financial Group in 2002 and has over 29 years experience in banking, insurance, finance and wealth management. He started with BT in 1991 and held a number of positions, including Senior Legal Counsel, Head of BT’s International Funds Management and CEO of BT’s Funds Management business in Malaysia. Prior to joining BT, Rob accumulated ten years of experience in commercial banking, property investment and funds management. Rob is also a Director of The Australian Indigenous Education Foundation, Ascalon Capital Management, Surfing Australia and a member of the Advisory Board to the UTS Faculty of Law.

Brad Cooper DipBM, MBA, FAIM. Age 49
Chief Executive Officer, BT Financial Group

Brad was appointed Chief Executive Officer, BT Financial Group on 1 February 2010 and is focused on helping Australians determine and achieve their financial aspirations. The BT Financial Group proudly offers products and services from some of Australia’s most trusted and respected wealth management brands across financial advice, private banking, investment, superannuation, insurance and retirement. Brad initially joined Westpac in April 2007 as Chief Executive, Westpac New Zealand Limited and after successfully leading a change program in that market, moved to the role of Group Chief Transformation Officer leading the Westpac Group’s St.George merger implementation. Prior to joining Westpac, Brad was Chairman of GE Capital Bank and Chief Executive Officer of GE Consumer Finance UK & Ireland. He drove GE’s UK Six Sigma program and was certified as a Quality Leader (Black Belt) in December 2002. He was promoted to Chief Executive Officer of GE Consumer Finance UK in January 2003 and appointed Chairman of GE Capital Bank in April 2004.

George Frazis B Eng (Hons.), MBA (AGSM/Wharton). Age 47
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

44    Westpac Group

Directors’ report

Peter Hanlon BA (Comms), C Tech (Aero Eng), AMP (Harvard). Age 56
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

As announced on 20 September 2011, Peter was appointed to the position of Group Executive, Transformation & Productivity effective 1 October 2011.

Bob McKinnon BCom, ACA, MAICD. Age 58
Group Executive, Technology

Bob was appointed Group Executive, Technology on 17 July 2008. Prior to joining Westpac, Bob was Joint Managing Director of Multiplex Limited and Multiplex Funds Management Limited. Bob has over 39 years of extensive financial and senior management experience, having held senior positions with Lend Lease Corporation, MLC Group, State Street Australia and Commonwealth Bank of Australia. He is also currently a Non-executive Director of Alesco Corporation Limited.

Jon Nicholson BA. Age 55
Chief Strategy Officer

Jon was appointed Chief Strategy Officer in February 2006, with responsibility for Westpac’s strategy, planning and M&A activities. He has deep experience in financial services strategy, including considerable international experience. Prior to joining Westpac, Jon was a senior partner with the Boston Consulting Group (BCG), where for many years he built and led BCG’s financial services practice across Asia. Earlier in his career, Jon was Senior Private Secretary to the Prime Minister of Australia. He is also a Trustee of the Westpac Buckland Fund.

Greg Targett BEc, DipEd, F Fin, CFTP. Age 54
Chief Risk Officer

Greg Targett was appointed Chief Risk Officer on 2 July 2009. Greg joined Westpac as Deputy Chief Risk Officer on 1 December 2008. Prior to the merger between Westpac and St.George Bank Limited, Greg was Chief Risk Officer of St.George Bank Limited and was a member of the St.George Bank Limited Executive Management Committee from 2006. He joined St.George Bank Limited in May 2003 from National Australia Bank where he held the role of General Manager, Wholesale and Business Banking Credit. During his 23 year career with National Australia Bank, Greg had a variety of senior roles in Australia and overseas in Venture Capital, Planning and Strategy, Credit Risk, Corporate Banking and Retail Banking.

Rob Whitfield BCom, GradDipBanking, GradDipFin, AMP (Harvard). Age 47
Group Executive, Westpac Institutional Bank

Rob was appointed Group Executive, Westpac Institutional Bank in July 2009. He has responsibility for Westpac’s global relationships with corporate, institutional and government clients, and core product offerings across financial and capital markets, transactional banking, and working capital and payments. In addition, Rob has responsibility for Hastings Funds Management and Westpac’s equities, structured finance, global treasury, Asian and Pacific Island businesses. Rob joined Westpac as a graduate in 1986, where he gained broad experience in the financial markets. He joined Treasury in 1993 and was appointed Group Treasurer in 2000. In 2004 he became Chief Risk Officer and joined the Executive Team in December 2005. From April 2007, Rob undertook advisory work as a Group Executive for Westpac’s Chief Executive Officer with responsibility for the oversight of the merger with St.George Bank Limited. He was appointed Group Executive, Risk Management in November 2008 prior to assuming his current role.

Annual Report 2011    45

3. Report on the business

a)    Principal activities

The principal activities of the Group during the financial year ended 30 September 2011 were the provision of financial services including lending, deposit taking, payments services, investment portfolio management and advice, unit trust and superannuation fund management, insurance services, leasing, general finance, foreign exchange and money market services.

There have been no significant changes in the nature of the principal activities of the Group during 2011.

b) Review of and results of operations and financial position

A review of the operations of the Group and its divisions and their results for the financial year ended 30 September 2011 is set out in Section 2 of the Annual Report under the sections ‘Review of Group operations’ and ‘Divisional performance’, which form part of this report.

Further information about our financial position and financial results is included in the financial statements in Section 3 of the Annual Report, which form part of this report.

The net profit attributable to equity holders of Westpac for the financial year ended 30 September 2011 was $6,991 million.

c)  Dividends

Since 30 September 2011, Westpac has announced a final dividend of 80 cents per ordinary share, totalling approximately $2,424 million for the year ended 30 September 2011 (2010 final dividend of 74 cents per Westpac ordinary share, totalling $2,212 million). The final dividend will be fully franked and will be paid on 19 December 2011.

An interim dividend for the current financial year of 76 cents per ordinary share, totalling $2,288 million, was paid as a fully franked dividend on 4 July 2011 (2010 interim dividend of 65 cents per ordinary share, totalling $1,935 million).

d) Significant changes in state of affairs and events during and after the end of 2011 financial year

Significant changes in the state of affairs of the Group during 2011 were:

▪   the finalisation of a component of tax consolidation related to Westpac’s merger with St.George Bank Limited;

▪          the downgrading by Moody’s of Westpac’s long-term, senior unsecured debt rating (along with the other major Australian banks) to Aa2 from Aa1;

▪          the launch of the Bank of Melbourne in July 2011;

▪          a change to the operating model in New Zealand from 1 November 2011, which has resulted in various business activities and associated employees being transferred from Westpac’s NZ branch to WNZL; and

▪          ongoing regulatory changes and developments, which has included changes to liquidity, capital, derivatives, financial services, taxation and other regulatory requirements.

For a discussion of these matters, please refer to ‘Significant developments’ in Section 1 under ‘Information on Westpac’, which forms part of this report.

In addition, during the year a number of external events have contributed to an increasingly negative outlook for the global economy. These events include the heightening of sovereign debt issues in Europe, a weakening of the US economy and tension in the Middle East and North Africa. From the second half of the year, these events have contributed to increased levels of market volatility, reduced levels of consumer and business confidence and a softening in overall economic activity in the affected regions. To date, these events have had little direct impact on Westpac, given Westpac Group’s focus on Australia and New Zealand. However, it is possible that Westpac Group may be indirectly impacted in future financial years if significant market volatility, weaker asset markets and softer global economic growth continues. For a discussion of these matters and how Westpac may be impacted, please refer to ‘Risk factors’ in Section 2.

e)  Business strategies, developments and expected results

Our business strategies, prospects and likely major developments in the operations of the Group in future financial years and the expected results of those operations are discussed in Section 1 under ‘Information on Westpac’, including under ‘Significant developments’.

Further information on our business strategies and prospects for future financial years and likely developments in our operations and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to us.

46    Westpac Group

Directors’ report

4. Directors’ interests

a)    Directors’ interests in securities

The following particulars for each Director are set out in Section 9 ‘Remuneration Report’ and Note 41 of our consolidated financial statements for the year ended 30 September 2011 and in the tables below:

      their relevant interests in our shares or the shares of any of our related bodies corporate;

      their relevant interests in debentures of, or interests in, any registered managed investment scheme made available by us or any of our related bodies corporate;

      their rights or options over shares in, debentures of, or interests in, any registered managed investment scheme made available by us or any of our related bodies corporate; and

      any contracts:

–         to which the Director is a party or under which they are entitled to a benefit; and

–         that confer a right to call for or deliver shares in, debentures of, or interests in, any registered managed investment scheme made available by us or any of our related bodies corporate.

Directors’ interests in Westpac and related bodies corporate as at 2 November 2011

	Number of Westpac Ordinary Shares		Number of Westpac Share Options		Number of Westpac Share Rights		Westpac SPS	Westpac SPS II
Westpac Banking Corporation
Ted Evans	24,408		-		-		-	-
Gail Kelly	1,459,214	[1]	720,556	[2]	486,545	[3]	-	-
John Curtis	80,787		-		-		-	-
Elizabeth Bryan	21,954		-		-		-	-
Gordon Cairns	17,038		-		-		-	-
Peter Hawkins	15,218		-		-		1,465	-
Carolyn Hewson	16,348		-		-		-	-
Lindsay Maxsted	15,360		-		-		-	-
Graham Reaney	75,361		-		-		-	-
Peter Wilson	16,087		-		-		-	-

	Number of BTIM Ordinary Shares
BT Investment Management Limited
Carolyn Hewson	29,937		-		-		-	-

1            Westpac ordinary shares granted under the CEO Restricted Share Plan in relation to the CEO’s sign-on arrangements.

2            Options issued under the Chief Executive Officer Performance Plan.

3            Share rights issued under the Chief Executive Officer Performance Plan.

b)    Other relevant interests as at 2 November 2011

Certain subsidiaries of Westpac offer a range of registered schemes and infrastructure notes. The Directors from time to time invest in these schemes and notes and are required to provide a statement to the ASX when any of their interests in these schemes or notes change (except interests in a number of cash management trusts)1. The level of interest held by Directors is set out below.

The level of interests held directly and indirectly by Directors as at 2 November 2011

	Relevant Interests in Infrastructure Notes[1]	Relevant Interests in Cash Management Trusts (Units)[2]	Other Relevant Interests in Registered Schemes (Units)	Date of Last Notification to the ASX
Elizabeth Bryan	-	-	-	26 August 2011
John Curtis	-	-	-	26 August 2011

1            As advised to the ASX on 26 August 2011, Elizabeth Bryan and John Curtis had relevant interests in Infrastructure Notes which were redeemed on 24 June 2011.

2            ASIC has exempted each Director from the obligation to notify the ASX of a relevant interest in a security that is an interest in BT Cash Management Trust (ARSN 087 531 539), BT Premium Cash Fund (ARSN 089 299 730), Westpac Cash Management Trust (ARSN 088 187 928), BT Institutional Managed Cash Fund (ARSN 088 832 491) or BT Institutional Enhanced Cash Fund (ARSN 088 863 469).

Annual Report 2011    47

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

Westpac also executed a deed poll in September 2009 providing indemnification equivalent to that provided under our constitution to individuals acting as:

      statutory officers (other than as a director) of Westpac;

      directors and other statutory officers of wholly-owned subsidiaries of Westpac; and

      directors and statutory officers of other nominated companies as approved by Westpac in accordance with the terms of the deed poll and Westpac’s contractual indemnity policy.

Some employees of Westpac’s related bodies corporate and responsible managers of Westpac and its related bodies corporate are also currently covered by a deed poll that was executed in November 2004, which is in similar terms to the September 2009 deed poll.

Our constitution also permits us, to the extent permitted by law, to pay or agree to pay premiums for contracts insuring any person who is or has been a Director or Company Secretary of Westpac or any of its related bodies corporate against liability incurred by that person in that capacity, including a liability for legal costs, unless:

      we are forbidden by statute to pay or agree to pay the premium; or

      the contract would, if we paid the premium, be made void by statute.

Under the September 2009 deed poll, Westpac also agrees to provide directors’ and officers’ insurance to directors of Westpac and directors of Westpac’s wholly-owned subsidiaries.

For the year ended 30 September 2011 the Group has insurance cover in respect of the amounts which we may have to pay under the indemnities set out above. That cover is subject to the terms and conditions of the relevant insurance, including but not limited to the limit of indemnity provided by the insurance. The insurance policies prohibit disclosure of the premium payable and the nature of the liabilities covered.

d)    Options and share rights outstanding

As at the date of this report there are 10,774,762 share options outstanding and 3,568,756 share rights outstanding in relation to Westpac ordinary shares. The expiry date of the share options range between 9 January 2012 and 1 March 2019 and the weighted average exercise price is $22.55. The latest dates for exercise of the share rights range between 20 January 2013 and 1 August 2021.

Holders of share options and share rights outstanding in relation to Westpac ordinary shares do not have any rights under the share options and share rights to participate in any share issue or interest of Westpac or any other body corporate.

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

      our Sustainable Supply Chain Management framework; and

      public reporting of our environmental performance. We also participate in a number of voluntary initiatives including the Carbon Disclosure Project, the Equator Principles and the United Nations Global Compact CEO Water Mandate.

In 2008, we launched a five-year climate change strategy. The strategy outlines specific objectives for our direct environmental impacts, and continued engagement and advocacy along our value chain with customers and suppliers. We continue to work within the framework set down in the strategy.

48    Westpac Group

Directors’ report

The Group is required to comply with the Energy Administration Amendment (Water & Savings) Act 2005 (NSW) (EAA). We comply with our obligations pursuant to the EAA as a designated energy user and a designated water user through an:

      Energy Savings Action Plan for Westpac’s North Ryde site which was approved by the NSW Government on 14 February 2008. The Annual Progress Report for the North Ryde site was submitted for this year on 30 September 2011. We comply with our obligations under the EAA and the Action Plan; and

      Energy Savings Action Plan and a Water Savings Action Plan for the St.George House Building at Kogarah. Both action plans were approved by the NSW Government during 2006 and require Annual Progress Reports (submitted to the NSW Government by 31 December each year). We comply with our obligations under the EAA and these Action Plans.

The National Greenhouse and Energy Reporting Act 2007 (Cth) (National Greenhouse Act) came into effect in July 2008. The Group reports on greenhouse gas emissions, energy consumption and production under the National Greenhouse Act for the period 1 July through 30 June each year.

The Group is subject to the reporting requirements of the Energy Efficiency Opportunities Act 2006 (Cth) (EEO), which requires a report to be submitted to the Commonwealth Government identifying and evaluating cost effective energy savings opportunities. The Group registered under the EEO on 24 March 2010 and our Assessment and Reporting Schedule was submitted on 22 December 2010. The first public and government report will be submitted to the Commonwealth Government by 31 December 2011. The public report will be available on the Westpac website.

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

6. Rounding of amounts

Westpac is an entity to which ASIC Class Order 98/100 dated 10 July 1998, relating to the rounding of amounts in Directors’ reports and financial reports, applies. Pursuant to this Class Order, amounts in this Directors’ report and the accompanying financial report have been rounded to the nearest million dollars, unless indicated to the contrary.

7. Political expenditure

In line with Westpac policy, no cash donations were made to political parties during the financial year ended 30 September 2011. The expenditure reflected in the table below relates to payment for participation in legitimate political activities where there was assessed to be of direct business benefit to Westpac. Such activities include business observer programs attached to annual party conferences, policy dialogue forums and other political functions such as speeches and events with industry participants.

Political expenditure, year ended 30 September 2011

Australia

Amount $[1]
Australian Labor Party	30,559
Liberal Party of Australia	20,390
National Party of Australia	11,450
Total	62,399

1             Represents aggregate amount at both Federal and State/Territory levels.

New Zealand

The total expenditure on political activities in New Zealand for the year ended 30 September 2011 was NZ$5,565. In line with Westpac policy, no cash donations were made to political parties in New Zealand during the year.

Annual Report 2011    49

8. Directors’ meetings

Each Director attended the following meetings of the Board and Committees of the Board during the financial year ended 30 September 2011:

	Notes	Board Meetings		Audit Committee		Risk Management Committee		Nominations Committee		Remuneration Committee		Sustainability Committee		Technology Committee
Number of meetings held during the year		10		4		4		5		5		3		3

Director		A	B	A	B	A	B	A	B	A	B	A	B	A	B
Ted Evans	1	10	10	4	4	4	4	5	5	-	-	-	-	3	3
John Curtis	2	10	10	4	4	4	4	5	5	5	5	-	-	-	-
Gail Kelly	3	10	9	-	-	-	-	-	-	-	-	3	2	3	2
Elizabeth Bryan	4	10	10	4	4	4	4	5	5	3	3	-	-	3	3
Gordon Cairns	5	10	10	4	3	4	3	1	1	5	5	-	-	-	-
Peter Hawkins	6	10	10	4	4	4	4	4	4	-	-	-	-	3	3
Carolyn Hewson	7	10	10	4	4	4	4	5	5	5	5	-	-	-	-
Lindsay Maxsted	8	10	10	4	4	4	4	5	5	-	-	-	-	-	-
Graham Reaney	9	10	10	4	4	4	4	-	-	-	-	3	3	-	-
Peter Wilson	10	10	10	4	4	4	4	5	5	-	-	3	3	-	-

This table shows membership of standing committees of the Board. From time to time the Board may form other Committees or request Directors to undertake specific extra duties.

A - Meetings eligible to attend as a member	B - Meetings attended as a member

Unless otherwise stated, each Director has been a member, or the Chairman, of the relevant Committee for the whole of the period from 1 October 2010.

1    Chairman of the Nominations Committee until 9 August 2011. He is a member of the Audit Committee, Risk Management Committee, Technology Committee and from 9 August 2011 a member of the Nominations Committee.

2    Chairman of the Remuneration Committee from 15 December 2010. He is a member of the Audit Committee, Risk Management Committee, Nominations Committee and up until his appointment on 15 December 2010 as Chairman, he was a member of the Remuneration Committee.

3    Member of the Sustainability Committee and Technology Committee.

4    Chairman of the Risk Management Committee from 15 December 2010. She was Chairman of the Technology Committee until 15 December 2010. She is a member of the Audit Committee, Nominations Committee and Remuneration Committee and, from 15 December 2010, a member of the Technology Committee and up until her appointment as Chairman, she was a member of the Risk Management Committee.

5    Chairman of the Remuneration Committee until 15 December 2010. Member of the Audit Committee, Risk Management Committee and, from 15 December 2010, a member of the Remuneration Committee. He was a member of the Nominations Committee until 15 December 2010.

6    Chairman of the Technology Committee from 15 December 2010. He is a member of the Audit Committee, Risk Management Committee and, from 15 December 2010, a member of the Nominations Committee and up until his appointment as Chairman, he was a member of the Technology Committee.

7    Chairman of the Nominations Committee from 9 August 2011. Chairman of the Risk Management Committee until 15 December 2010. Member of the Audit Committee, Remuneration Committee and, from 15 December 2010, a member of the Risk Management Committee. She was a member of the Nominations Committee to 9 August 2011.

8    Chairman of the Audit Committee. He is a member of the Risk Management Committee and Nominations Committee.

9    Member of the Audit Committee, Risk Management Committee and Sustainability Committee.

10   Chairman of the Sustainability Committee. He is a member of the Audit Committee, Risk Management Committee and Nominations Committee.

All Directors receive the papers for all meetings of the Board and all Board Committee meetings and are invited to attend all Committee meetings (even where they are not members of the relevant Committee). The above table only sets out attendance by members of the relevant Committees. It does not reflect attendance at Committee meetings by other Directors who were not members of the relevant Committee.

50    Westpac Group

Directors’ report

9. Remuneration report

Introduction from the Chairman of the Board Remuneration Committee

Dear Shareholder,

We are pleased to present Westpac’s 2011 Remuneration Report (Report).

We have made a number of changes to this year’s Report to improve the clarity of presentation of our remuneration policies, practices and outcomes. For example, we have introduced a table in Section 3.3 of this Report showing the actual remuneration awarded and paid to the Managing Director & Chief Executive Officer (CEO) and senior executives during the 2011 financial year. This supplements the statutory remuneration disclosures we are required to make.

Key changes to Remuneration Policy in 2011

In last year’s report, based on an earlier review of market practice, we announced our intention to:

  increase the percentage of short-term incentive (STI) that senior executives receive in Westpac shares from 25% to 40%;

      extend the total vesting period for those shares from two years to three years (vesting will occur equally at one, two and three years);

      remove re-testing from our long-term incentive (LTI) scheme for grants made in or after December 2011; and

      introduce a second performance hurdle for our LTI scheme, in addition to the existing total shareholder return (TSR) hurdle.

The changes to the deferral arrangements for the executive STI scheme will be implemented for STI awards granted in 2011.

For STI awards made in 2011, the Board will have the discretion to reduce or cancel unvested deferred STI where material risk or financial-related information has come to light since the initial award was made. This will further enhance the alignment of executive remuneration with shareholder interests.

In August 2011, the Board approved a recommendation made by the Remuneration Committee to remove re-testing for future LTI grants and to introduce Cash Earnings Per Share (Cash EPS) Growth as the second LTI performance hurdle. These changes will be implemented for LTI grants made in December 2011.

The selection of Cash EPS Growth as our second performance hurdle was approved by the Board after considering an independent review completed for the Remuneration Committee by Guerdon Associates, feedback from investors and their advisers and based on the Board’s own assessment of a number of LTI performance measures.

For LTI grants made in December 2011, 50% of the allocation value will be subject to the Cash EPS Growth hurdle and 50% will continue to be subject to the current TSR hurdle.

Additional details on these changes to our LTI scheme are included in Section 1.2 of the Report.

Risk and governance

During the year, remuneration risk and governance evolved significantly with the introduction of new legislation and regulations, both domestically and globally. The Remuneration Committee has continued to monitor, and make changes where necessary to our remuneration frameworks, policies and practices to ensure they meet current legislative and regulatory requirements.

The Remuneration Committee met with representatives from APRA in July to discuss our remuneration arrangements, with particular focus on how we integrate risk into our remuneration practices.

The Board appointed Guerdon Associates as its independent consultant to advise on matters relating to executive remuneration. Guerdon Associates advised the Board on the review of the LTI scheme and on benchmarking our CEO, senior executive and Non-executive Director remuneration as part of our annual remuneration review.

The Board is confident that the changes made during the year to Westpac’s remuneration framework, policy and practices are consistent with prudent risk management, strong governance principles and at the same time incent our senior executives to deliver superior long-term results for our shareholders.

As always, we welcome your feedback as we strive to make the report simpler and easier to understand.

John Curtis

Chairman – Board Remuneration Committee

Annual Report 2011    51

1.             Remuneration snapshot

This section provides an overview of the Group’s remuneration arrangements during 2011.

1.1       Significant factors impacting remuneration this year

Following an improvement in 2010, economic conditions deteriorated again during the second half of 2011. Notwithstanding that our businesses have been impacted by overall weaker domestic conditions, growing volatility in the global financial sector and natural disasters, the Group’s financial performance was sound. The consequential impact on our performance during the year was taken into account in the 2011 remuneration review process, including for senior executive remuneration.

Remuneration levels

In May 2009, we responded to the challenges presented by the global financial crisis by freezing fixed remuneration levels and variable reward targets for the CEO and senior executives1.

More stable market conditions and improving results enabled us to recommence remuneration reviews from 1 October 2010.

Our performance during the year, and associated remuneration implications, are discussed in more detail in the Section 3.

Regulatory changes

2011 continued to be a year of significant regulatory evolution for remuneration and governance practices, both in Australia and internationally.

The following actions were undertaken during the year in response to regulatory and legislative developments:

      our Board Remuneration Committee Charter was reviewed and updated to reflect new responsibilities under changes to the Corporations Act 2011 (the Act);

      a process for engaging remuneration consultants on or after 1 July 2011 was developed and implemented to ensure compliance with new requirements of the Act. The key operational changes relate to the process for engagement of remuneration consultants providing recommendations on Key Management Personnel (KMP) remuneration. Those consultants are directly engaged by the Remuneration Committee through its Chairman with associated protocols for meeting strict independence of the consultant;

      a review of remuneration structures for UK based employees was conducted to ensure compliance with the Financial Services Authority (FSA) Code requirements. Although some adjustments were required, the review found us largely compliant with the Code;

     the Board Remuneration Committee met with APRA in July 2011 to review Westpac’s remuneration and governance frameworks against its prudential standard APS 510 and emerging global practices; and

     continued active contribution to the development of emerging regulatory and legislative requirements through the lodgement of submissions, participation in consultation processes and industry forums.

The Board is confident that Westpac’s remuneration strategy and framework positions us well to respond to further legislative and regulatory changes expected in 2012.

1.2       CEO and senior executive remuneration

Remuneration principles and strategy

Our remuneration strategy is designed around six principles:

      talented employees;

      pay for performance;

      competitive and fair;

      aligned with shareholders’ interests;

      risk adjusted remuneration; and

      simple, flexible and transparent.

Our strategy, based on these principles, is to attract and retain talented employees by rewarding them for achieving high performance, developing sustainable customer relationships and delivering superior long-term results for our shareholders. The strategy also incorporates sound principles of risk management and governance.

Executive remuneration framework

The executive remuneration framework for the CEO and senior executives has three components.

Fixed remuneration – takes into account the size and complexity of the role, individual responsibilities, experience, skills and market-related pay levels. Fixed remuneration refers to fixed package which comprises cash salary and salary sacrifice items plus employer superannuation.

STI – comprises cash and deferred shares. The level of payment is determined based on an STI target set using similar principles to those used for fixed remuneration and on individual, divisional and Group performance for the year. These are measured against risk-adjusted financial targets and non-financial targets that support the Group’s short and long-term strategy.

LTI – performance share rights, which vest over a three-year period if performance hurdles are achieved. The award takes into account market benchmarks, individual performance over time, succession potential and key skills.

1        Senior executives are named in Section 1.4 in this Remuneration Report.

52    Westpac Group

Directors’ report

Executive remuneration changes in 2011

Whilst our remuneration strategy and principles remain unaltered, we continued to evolve our executive remuneration framework during 2011. At a high level, the resultant changes include a greater proportion of total remuneration for senior executives being granted in equity and longer deferral periods to allow more time for risks to emerge. In summary, the changes to our executive remuneration framework and policies for 2011 are:

Changes to STI

      The percentage of STI that senior executives receive in Westpac shares increased from 25% to 40%.

      The deferral period for the STI now extends to three years (previously 50% vesting after one year and 50% vesting after two years for the CEO and 100% vesting after two years for the majority of senior executives).

      For STIs awarded to senior executives from December 2011 onwards, the Board’s discretion has been expanded to reduce or cancel unvested securities where material risk or financial-related information has come to light since the grant of the deferred equity and the Board subsequently considers that the initial grant of deferred equity was not justified.

Changes to LTI

The Board approved the following changes to Westpac’s future LTI arrangements, which take effect for LTI grants made in and after December 2011:

      the introduction of Cash EPS Growth as a second performance hurdle. 50% of LTI allocations will be subject to the Cash EPS Growth hurdle and 50% will continue to be subject to the current TSR hurdle; and

      the removal of re-testing.

Following an independent review completed for the Board by Guerdon Associates, feedback from investors and their advisers and the Board’s own assessment of a number of LTI performance measures, Cash EPS was selected as the second performance measure for the following reasons:

      Transparency – Cash EPS is featured in annual disclosures with a consistent definition;

      Management line of sight and influence;

      Market practice – EPS is a common second performance hurdle in ASX top 50 companies;

      Cash EPS is a basis for equity analyst and fund manager valuations; and

     Strong alignment with Westpac shareholder interests.

Features of the Cash EPS Growth Hurdle

      Cash EPS Growth will be measured using three year compound annual growth rates.

      The Board will set three year Threshold and Maximum targets each year informed by a range of factors considered relevant by the Board including the Group’s strategic planning process and analyst forecasts for the major Australian banks.

      50% of the Cash EPS Growth tranche will vest on achievement of the Threshold target and 100% will vest on achievement of the Maximum target. Consistent with our TSR hurdle, there will be straight line vesting between the Threshold and Maximum levels of performance.

      As Westpac does not issue market guidance, given the market sensitivity of the Cash EPS Growth targets, the Threshold and Maximum targets have been determined by the Board as appropriately stretching and will be disclosed on vesting of awards at the end of the three year performance period.

Target remuneration mix

A target remuneration mix is determined for each management level, with the proportion of performance-based rewards increasing with the level of responsibility and the critical nature of the role.

The following diagram illustrates the 2011 target remuneration mix for the CEO and the average 2011 target remuneration mix for Group Executives.

LTI – Performance share rights (December 2010 grant) three to five year performance period value only received if Westpac performs at or above peer group median
Deferred STI – Restricted shares 40% of STI outcome for the majority of senior executives restricted for up to three years subject to service conditions
STI paid as cash 60% of STI outcome for the majority of senior executives in December 2011
Fixed remuneration including cash, salary sacrifice items and employer superannuation

Annual Report 2011    53

For the CEO and senior executives, the target remuneration mix has been designed to achieve an appropriate balance between short and long-term results. While the aggregate STI forms the largest component of target remuneration, deferring 40% of the STI as equity over three years results in the benefits typically achieved by using LTI (by aligning remuneration with shareholder interests and retaining talented executives).

1.3       Remuneration for other employees

The remuneration strategy for other employees is aligned with our approach for senior executives. In particular:

      fixed remuneration is aligned to the market and is reviewed annually;

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

1.4  KMP remuneration disclosed in this report

CEO and senior executives

The remuneration of the KMPs listed in the table below is disclosed in the Report.

Name	Position
Gail Kelly	Managing Director & Chief Executive Officer
Group Executives
John Arthur	Group Executive, Counsel & Secretariat
Rob Chapman[1]	Chief Executive, St.George Banking Group
Peter Clare	Group Executive, Product & Operations
Philip Coffey	Chief Financial Officer
Rob Coombe	Group Executive, Westpac Retail & Business Banking
Brad Cooper	Chief Executive Officer, BT Financial Group
George Frazis	CEO, Westpac New Zealand Limited
Peter Hanlon	Group Executive, People & Transformation
Bob McKinnon	Group Executive, Technology
Greg Targett	Chief Risk Officer
Rob Whitfield	Group Executive, Westpac Institutional Bank

Other Senior Executives
Curt Zuber	Group Treasurer

1    Rob Chapman began exercising the functions of Chief Executive, St.George Banking Group from 1 October 2010 before being formally appointed to that role on 1 December 2010. Greg Bartlett retired on 1 December 2010 after facilitating an orderly transition at St.George over the period from 1 October 2010 until his retirement.

Non-executive Directors

Name	Position
Ted Evans	Chairman
John Curtis	Deputy Chairman
Elizabeth Bryan	Director
Gordon Cairns	Director
Peter Hawkins	Director
Carolyn Hewson	Director
Lindsay Maxsted	Director
Graham Reaney	Director
Peter Wilson	Director

54    Westpac Group

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

The role of the Board is to provide strategic guidance for the Group and effective oversight of management. In this way the Board is accountable to shareholders for performance. As part of this role, the Board has overall responsibility for remuneration, which includes:

      approving individual remuneration levels for the CEO, Non-executive Directors, executives who report directly to the CEO, other persons whose activities in the Board’s opinion affect the financial soundness of the Group and any other person specified by APRA;

      determining the corporate goals and objectives relevant to the remuneration of the CEO and evaluating the performance of the CEO in light of these objectives;

      considering and approving the Group Remuneration Policy and remuneration structures for each category of persons1 covered by the Group Remuneration Policy;

      approving the appointment of Group Executives and the General Manager Group Assurance and monitoring the performance of senior management; and

      determining the size of bonus / incentive pools as part of the Group’s annual plan based on consideration of pre-determined business performance indicators and the financial soundness of the Group.

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

      reviews and makes recommendations to the Board in relation to the Group Remuneration Policy and assesses the Group Remuneration Policy’s effectiveness and compliance with Prudential Standards;

      reviews and makes recommendations to the Board on individual remuneration levels for the CEO, Non-executive Directors, other executives who report directly to the CEO, other persons whose activities in the Board’s opinion affect the financial soundness of the Group, any other person specified by APRA, and any other person the Board determines;

      reviews and makes recommendations to the Board on remuneration structures, for each category of persons covered by the Group Remuneration Policy;

1            This includes persons whose activities in the Remuneration Committee’s opinion may affect the financial soundness of Westpac and any other person specified by APRA.

      reviews and makes recommendations to the Board on corporate goals and objectives relevant to the remuneration of the CEO, and the performance of the CEO in light of these;

      reviews and makes recommendations to the Board in relation to approving any and all equity based plans;

      oversees general remuneration practices and reward expenditure across the Group;

      reviews and makes recommendations to the Board on the remuneration framework, policies and fee levels for Non-executive Directors of subsidiary boards;

      reviews and makes recommendations to the Board on the size of the variable reward pool;

      oversees the Group’s equity based plans, and makes recommendations to the Board relating to new plans and changes to existing plans; and

      approves remuneration arrangements outside of the Group Remuneration Policy relating to those individuals or groups of individuals who are significant because of the sensitivity of their roles, precedent or disclosure implications.

During 2011, the Board appointed Guerdon Associates as its independent consultant to provide specialist advice on executive remuneration and other Group remuneration matters. These services are provided directly to the Remuneration Committee and are independent of management. The Chairman oversees the remuneration arrangements for, and payment of, the independent consultant.

Members of the Remuneration Committee during 2011

All members of the Remuneration Committee are independent Non-executive Directors. During 2011 the members were:

      John Curtis (Chairman from 15 December 2010);

      Elizabeth Bryan (Member from 15 December 2010, commencing with her appointment as Chairman of the Board Risk Management Committee);

     Gordon Cairns (Chairman until 15 December 2010); and

      Carolyn Hewson.

Remuneration Committee Charter

The role and responsibilities of the Remuneration Committee are set out in the Board Remuneration Committee Charter, which is available on the Group’s website at www.westpac.com.au/corporateresponsibility.

All Board Committee Charters are reviewed annually. The Board Remuneration Committee Charter was amended in August 2011. Further information about the Remuneration Committee is provided in the Corporate Governance Statement in this Annual Report.

Other internal governance structures

The following governance structures assist the Board and the Remuneration Committee to fulfil their responsibilities to shareholders regarding remuneration matters. The roles and responsibilities of these internal groups and committees, comprised of Westpac executives, are outlined below:

Annual Report 2011    55

      Remuneration Oversight Committee – responsible for leading the optimisation of risk-adjusted remuneration across the Group, overseeing the Group Remuneration Policy, remuneration arrangements, and the criteria and rationale for recommending the total quantum of the Group variable reward pool as approved by the Board;

      Divisional Remuneration Oversight Committees – responsible for designing and proposing incentive plans and monitoring remuneration outcomes for the respective division; and

      Functional Remuneration Oversight Committees – responsible for reviewing incentive plans and remuneration outcomes for the respective functions so there is consistency and appropriateness across the Group. The Committees also review the remuneration structure for Risk and Financial Control employees so that their independence is not compromised.

2.2 Risk management

The Group’s remuneration strategy, executive remuneration framework, policies and practices all reflect the sound risk management that is fundamental to the way we operate. The performance of each division within the Group is reviewed and measured with reference to how risk is managed and the results influence remuneration outcomes.

The executive remuneration framework specifically includes features to take account of risk. The framework is composed of a mix of fixed pay and variable reward, a portion of which is deferred. The CEO and senior executives receive deferred compensation in two forms: deferred shares as part of the STI, and an LTI award of performance share rights which deliver value only if the Group meets or exceeds predetermined performance hurdles. These help to align the interests of the CEO and senior executives with those of shareholders.

Each year the Board determines the size of the variable reward pool. This is based on an assessment of how profit should be shared among employees, shareholders and ongoing capital requirements. The primary financial indicator used is economic profit, which measures profitability adjusted for risk in the business. Cash earnings, cash earnings per share and dividends are also taken into account.

STI outcomes are based on both financial and non-financial measures, with the latter reflecting risk management outcomes and the Group’s progress on the implementation of our strategy. Economic profit accounted for 40% of the CEO’s and Group Executives’ scoreboards for 2011. A performance measure related to the Board’s Risk Appetite Statement accounted for a further 10% of the CEO’s and Group Executives’ scoreboards. In addition, the CEO and each Group Executive is assessed on specific risk measures that may influence any discretionary adjustment to the scoreboard. Ultimately, the Board has 100% discretion with the STI outcome. We believe this discretion is vital to balance a mechanistic approach in determining performance and reward outcomes and to enable previous decisions (either good or bad) to be taken into account. This discretion may be exercised both up and down.

Shareholding requirements

To align their rewards with shareholder returns, the CEO and Group Executives are expected to build and maintain a substantial Group shareholding within five years of beginning a Group Executive role. For the CEO the value of that shareholding is expected to be no less than five times her annual fixed package. For Group Executives the expected minimum is $1.2 million.

Participants in the Group’s equity plans are forbidden from entering either directly or indirectly into hedging arrangements for unvested shares in their STI and LTI equity awards. No financial products of any kind may be used to mitigate the risk associated with these equity instruments. Any attempt to hedge these securities makes them liable for forfeiture.

Approval of remuneration decisions

We aim to integrate effective risk management into the remuneration framework throughout the organisation. The Chairman of the Board Risk Management Committee is a member of the Remuneration Committee and members of the Remuneration Committee are also members of the Board Risk Management Committee. In carrying out its duties, the Remuneration Committee can access personnel from risk and financial control and engages external advisors who are independent of management.

We follow a strict process of ‘two-up’ approval for all remuneration decisions. This means that remuneration is approved by the next most senior person above the employee’s manager. This concept is also reflected in our requirement for the Board, based on recommendations from the Remuneration Committee, to approve:

      performance outcomes and remuneration for the CEO and Group Executives; and

      performance outcomes and remuneration for other executives who report directly to the CEO, other persons whose activities in the Board’s opinion affect the financial soundness of the Group and any other person specified by APRA.

Performance and remuneration outcomes for all General Managers (who report to Group Executives) are approved by the CEO, on the recommendation of the Group Executive to whom they report.

Any significant remuneration arrangements which fall outside the Group Remuneration Policy are referred to the Remuneration Committee for review and approval.

Corporate values and culture

We actively focus on our corporate values and seek to ensure a culture of risk management is embedded throughout our organisation. The Group’s corporate values are: being part of one team, delighting customers, achievement, valuing each other and acting with integrity. Our bi-annual Culture Values Assessment1 asks employees what they value personally and what they believe are the values of the organisation. In 2010, these included values consistent with a culture of risk management, ‘compliance’, ‘accountability’ and ‘doing the right thing’. The Culture Values Assessment will be conducted again in 2012.

1        Results of the Culture Values Assessment reported by Barrett Values Centre, August 2010.

56    Westpac Group

Directors’ report

3.             Executive Remuneration

3.1 Structure and policy

a)    Fixed remuneration

Fixed remuneration refers to fixed package, which comprises cash salary and salary sacrifice items, plus employer superannuation.

The Group provides superannuation contributions of 9% of fixed package in line with statutory obligations. During 2011, two senior executives remained members of legacy defined benefit superannuation funds (which are closed to new members).

Fixed remuneration is reviewed annually and is effective from 1 January each year. For 2011, the Board approved fixed remuneration increases for the CEO and Group Executives, averaging 8%, after taking into consideration the following:

      fixed remuneration for the CEO had not been reviewed since she joined the Group in February 2008;

      fixed remuneration for Group Executives was not reviewed for the previous year as part of the Group’s response to the global financial crisis;

      relative market benchmarks, particularly within the financial services industry; and

      to encourage retention and motivation of key executives given increasing competition for talent in a challenging environment.

b)    STI

STIs are used to motivate and reward executives for achieving annual financial and non-financial performance objectives that support the Group’s strategic goals. The CEO and senior executives each have a financial target for STI and the actual STI award is assessed on a balanced scoreboard approach (subject to Board discretion) at up to 200% of target. 60% of the STI award is paid in cash and 40% is awarded in deferred equity.

STI targets

The CEO’s STI target for 2011 was $3.6 million.

STI targets for Group Executives are set by the Remuneration Committee and approved by the Board at the beginning of each performance year based on a number of factors including market competitiveness and the nature of the role. STI awards for Group Executives are managed within the Group-wide variable reward pool.

STI structure

For 2011, 60% of the STI outcome for the CEO and Group Executives (excluding Bob McKinnon) will be paid as cash in December 2011 and 40% of the STI outcome will be deferred and received as Westpac ordinary shares over a three year period. If an executive remains employed with the Group, the deferred portion of the STI will vest in three equal tranches over one, two and three years.

For Bob McKinnon, 75% of his 2011 STI outcome will be paid as cash in December 2011 and 25% of his STI outcome will be deferred and received as Westpac ordinary shares that vest after one year as per his contract.

The table below details the type of equity and the instrument used to grant the 2011 deferred STI to executives.

Executive	Deferred STI – Type of Equity	Deferred STI – Equity Plan
CEO	Westpac ordinary shares	CEO Restricted Share Plan[1]
Senior Executives – in Australia	Westpac ordinary shares	Restricted Share Plan[1]
Senior Executives – outside Australia	Rights to ordinary shares, which entitle the holder to Westpac ordinary shares at the time of vesting	Westpac Performance Plan

1    Shares granted under the CEO Restricted Share Plan and the Restricted Share Plan rank equally with Westpac ordinary shares for dividends and voting rights from the date they are granted.

By deferring a portion of the STI, incentive payments are better aligned with the interests of shareholders. Changes in the business during the vesting period are reflected in the share price at the end of the restriction period. Deferred STI also supports our objective of retaining key talent, as it is generally forfeited if the holder resigns during the restriction period. Deferred shares are forfeited if the Executive is dismissed for cause.

Details of the deferred STI granted, exercised and vested during the year ended 30 September 2011 are included in Section 3.2 of this Remuneration Report.

Annual Report 2011    57

Performance objectives and performance achieved

The Remuneration Committee reviews and makes recommendations to the Board on individual performance objectives for the CEO and each of the Group Executives. These objectives are intended to provide a robust link between remuneration and the key drivers of long-term shareholder value. The STI performance objectives are set out in the form of a scoreboard with targets and measures cascaded from the CEO scoreboard to the relevant Group Executive scoreboard. Examples of the 2011 financial and non-financial performance objectives are outlined below:

Category	Example Performance Objectives[1]	Standard Weighting for 2011

Shareholder – financial	▪ Economic Profit	40%

Shareholder – risk	▪ Adherence to Westpac Group Risk Appetite Statement	10%

Customer/Strategy/ Sustainability	▪ Customer Advocacy; ▪ Productivity; ▪ Technology; ▪ Reputation; ▪ Funding; and ▪ Overall implementation of strategy.	40%

People	▪ Employee retention; ▪ Women in management; ▪ Employee advocacy; and ▪ Lost Time Injury Frequency Rate (LTIFR).	10%

1            Individual measures will differ for each Group Executive.

A description of the performance objectives and the results for 2011 are set out below:

Shareholder – financial

Our primary financial measure is economic profit which the Board believes is the best measure of risk adjusted returns and of the value created for shareholders. In 2011, economic profit increased by 4%, net profit after tax (NPAT) increased by 10% and earnings per share increased by 6%. This level of financial performance produced a scoreboard result for economic profit of 113% against a possible maximum result of 200%.

Shareholder – risk

Our scoreboard measure for risk involves the Board’s assessment of our performance against the Board Risk Appetite Statement. Highlights of our performance for 2011 include:

▪          Tier 1 capital and Target Capital Ratios are well above regulatory minimums;

▪          funding profile and liquidity strengthened; and

▪          strong performance relative to peers on impairment charges to gross loans.

Customer/Strategy/Sustainability

We assess the strength of our relationships with our customers, our strategy objectives and our sustainability progress using a number of measures.

Net Promoter Score1 – for our retail, business banking and wealth customers we measure customer advocacy. This is how willing our customers are to recommend us to others, calculated by an independent firm. In 2011 St.George retail and business customers continue to rank us ahead of the major banks to recommend to others. Westpac Retail and Business Banking improved customer advocacy results in its target segments of affluent, small-to-medium enterprise and commercial, ending the year as number one of the major banks in small-to-medium enterprise and commercial.

Relationship Strength Index2 – this measure for our Institutional Bank combines a range of service quality factors including customer advocacy and in 2011 for our large corporate customers we maintained a clear number one position in Customer Satisfaction.

Productivity – cost and revenue benefits have been achieved through a broad range of productivity initiatives including under our centrally co-ordinated ‘Breakthrough’ program and our process re-engineering work.

Technology – the stability, reliability and performance of our key information technology systems continued to improve during the year, and we began to deliver customer experience enhancing outcomes in our Strategic Investment Priority Programs which, in aggregate, are now half completed.

Reputation – the Westpac Group has seven stakeholder reputation measures: customers, community, investors, media, sustainability, government and employees. In 2011, Westpac was ranked first in four of those measures – customers, sustainability, government and employees.

1            NPSSM and Net Promoter ScoreSM is a service mark of Bain & Company, Inc., Satmetrix Systems, Inc., and Mr Frederick Reichheld.

2            Peter Lee Associates Large Corporate & Institutional Relationship Banking Survey, Australia, 2011.

58	Westpac Group

Directors’ report

Funding – in 2011 we continued to improve our funding position and, in particular, saw customer deposit growth substantially fund new lending growth.

Strategy – key highlights for 2011 were the launch of Bank of Melbourne and the high level of cross sell of wealth products through the Westpac and St.George retail and business banking brands.

People

In 2011, the People category focused on the following performance objectives:

Employee retention – in 2011, we increased our focus on retaining employees with less than one year’s service as a key productivity and engagement initiative. The Group retention target of 82% was exceeded, largely due to the comprehensive measures in our front-line businesses to improve the selection, onboarding and engagement of new employees.

Women in management – the Westpac Group has a long and proud history as a leader in diversity and as an employer of choice for women. Over the last 12 months we have had a renewed focus on our diversity and flexibility programs with a specific focus on women in leadership. Our diversity strategy seeks to increase the percentage of women in senior leadership roles from 33% in 2010 to 40% by 2014 and then aspirationally to 50% by 2017. In 2011, we achieved our ambitious Group target of 37.5%.

Employee advocacy – there has been a strong improvement in the Employee Net Promoter Score from +13 in 2010 to +29 in 2011, after two years of significant focus on improving employees’ willingness to recommend our brands to their family and friends.

Health, Safety and Wellbeing (HS&W) – we have made significant progress in our overall HS&W performance over the past 12 months. Our HS&W Transformation Program began in October 2010 with the launch of the Safe+Sound campaign and a new HS&W Centre of Excellence. Our Lost Time Frequency Rate (LTIFR) reduced by 10% for the year ended 30 September 2011.

Application of discretion

The Board and Remuneration Committee recognise that the scoreboard approach, whilst embracing a number of complementary performance objectives, will never entirely assess overall performance. The Remuneration Committee may therefore make discretionary adjustments to the scoreboard outcome of up to 100% of target for the CEO and senior executives. The Remuneration Committee uses the following criteria to apply discretionary adjustments:

▪          matters not known or not relevant at the beginning of the financial year which are relevant to the under or over performance of the CEO and Group Executives during the financial year;

▪          personal measures established by the CEO for each Group Executive;

▪          the degree of stretch implicit in the scoreboard measures and targets themselves and the context in which the targets were set;

▪          whether the operating environment during the financial year has been materially better or worse than forecast in the budget assumptions;

▪          comparison with the performance of the Group’s principal competitors, particularly major shareholder and customer benchmarks;

▪          any major positive or negative risk management or reputational issue that impacts the Group;

▪          the quality of the financial result as shown by its composition and consistency;

▪          whether there have been major positive or negative aspects to the quality of leadership and key behaviours, and our values; and

▪          any other relevant over or under performance or other matter not captured.

At the end of the year the Remuneration Committee reviews performance against objectives and applies any adjustments it considers appropriate. The Remuneration Committee then recommends STI outcomes for the CEO and each Group Executive to the Board for approval.

The maximum STI outcome is 200% of target.

Furthermore, the Board has absolute discretion to adjust STI outcomes downwards (to zero if appropriate) if such adjustments are necessary to protect the financial soundness of the Group, or to respond to significant unexpected or unintended consequences.

c)     LTI

The CEO and senior executives are also eligible for an LTI award.

LTI award opportunities

The CEO received an LTI award of $2.7 million for 2011. The award was received in the form of performance share rights under arrangements approved by shareholders at the 2010 Annual General Meeting. Shareholders also approved the approach for the 2012 and 2013 CEO LTI grants at the 2010 Annual General Meeting. The changes we have made to this year’s LTI were foreshadowed last year, ahead of the 2010 Annual General Meeting.

Group Executives (except Bob McKinnon) receive annual LTI awards of performance share rights under the Westpac Reward Plan. At the beginning of each year, the Board, advised by the Remuneration Committee, sets the dollar value of the LTI award target for each Group Executive.

The actual LTI award granted to each Group Executive is determined at the Board’s discretion taking into account matters including market benchmarks, individual performance over time, succession potential and key skills.

Due to the nature of his fixed-term contract, Bob McKinnon has different LTI arrangements. He received an award of cash-settled performance share rights, which vest over the period of his contract provided he meets the performance hurdles set by the Board. The performance hurdles are directly related to his individual long-term performance objectives.

Annual Report 2011	59

LTI structure

The CEO receives an annual LTI award of performance share rights (rights to purchase ordinary shares at zero exercise price at a pre-determined point in the future, subject to certain performance criteria being met) under the CEO Performance Plan. Senior executives receive annual LTI awards of performance share rights under the Westpac Reward Plan.

From time to time senior executives may receive one-off LTI awards.

The following table sets out the key features of LTI awards made in December 2010 to the CEO under the CEO Performance Plan and to senior executives under the Westpac Reward Plan. This table does not reflect the changes made to LTI awards outlined in Section 1.2 of this Report, which will apply to grants made in December 2011.

	CEO Performance Plan	Westpac Reward Plan

Instrument	Performance share rights

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

Performance hurdle is relative TSR

The CEO and senior executives receive value from their LTI awards only if Westpac’s TSR ranks at or higher than the 50th percentile of a defined group of comparator companies (the ‘ranking group’) over the performance period. This provides a link with the creation of value for shareholders over the long-term (up to five years).

Lists of companies in the current ranking groups for the CEO Performance Plan and the Westpac Reward Plan are provided in Section 5 of this Remuneration Report.

Vesting framework focuses on longer-term performance	The current vesting schedule is set out below:

	Westpac’s Relative TSR Ranking	Percentage of LTI to Vest
	Below the 50th percentile	0%
	At the 50th percentile	50%
	At the 60th percentile	70%
	At the 70th percentile	90%
	At or above the 75th percentile	100%

Initial TSR performance is tested at the third anniversary of the start of the performance period with subsequent testing possible at the fourth and fifth anniversaries. Full vesting occurs when Westpac’s TSR is at or exceeds the 75th percentile relative to the comparator group, scaling down to 50% vesting for performance at the median (50th percentile). If performance is below median, securities do not vest. A similar approach will be taken for the Cash EPS Growth hurdle to be introduced next year.

Unvested securities are re-tested at subsequent performance test dates (where these exist) and further vesting occurs only if the TSR ranking is above the 50th percentile and has improved from previous test dates. The vesting framework has been designed to strengthen the link with shareholder returns over the longer term. Vesting results are locked in at each test date and any securities that are not vested are subject to further performance hurdles until the final test date. Re-testing is for the whole performance period. There is no ability to go back to a prior test date. Re-testing will not exist for future LTI grants.

External consultants calculate TSR	TSR results are calculated by an independent external consultant and are provided to the Board or its delegate to review and determine vesting outcomes.

Early vesting is possible in limited cases

For awards made since 1 October 2009, unvested securities may vest before a test date if the employee is no longer employed by the Group due to death or disability. In general, any such vesting is not subject to performance hurdles being met.

For the CEO, all unvested securities will vest if the CEO leaves the Group due to sickness or in certain circumstances within 12 months of a change of control.

60	Westpac Group

Directors’ report

	CEO Performance Plan	Westpac Reward Plan

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

Performance objectives and performance achieved

The vesting results for awards made to the CEO and senior executives under the CEO Performance Plan, Westpac Reward Plan and Westpac Performance Plan that reached a scheduled test date during the reporting period are set out below.

				TSR	Vested	Lapsed	Remain in
Equity Instrument	Type of Equity	Commencement	Test Date	Percentile	(%)	(%)	Plan (%)

CEO Performance Plan	Share rights and performance options	1 February 2008	1 February 2011	60th percentile	70	-	30
Westpac Reward Plan	Options	17 December 2007	17 December 2010	80th percentile	100	-	-
Westpac Performance Plan[1]	Share rights	1 December 2008	1 December 2010	60th percentile	70	30	-

1            Special merger related award.

The following table demonstrates the Group’s TSR, dividend, share price and Cash Earnings per share performance each year from 2007 to 2011.

	Years Ended 30 September

	2011	2010	2009	2008	2007

TSR – three years	9.6%	3.7%	20.0%	29.5%	85.7%
TSR – five years	18.5%	51.5%	76.7%	75.0%	123.0%
Dividends per Westpac share (cents)	156	139	116	142	131
Cash Earnings per Westpac share[1,2]	$2.09	$1.98	$1.64	$1.98	$1.89
Share price – high	$25.60	$28.43	$26.74	$31.32	$28.69
Share price – low	$17.84	$20.56	$14.40	$18.36	$22.53
Share price – close	$20.34	$23.24	$26.25	$21.48	$28.50

1            The Cash Earnings balances are not prepared in accordance with A-IFRS and have not been subject to audit.

2            2009 Cash Earnings per share are on a pro forma basis, that is, prepared as if the merger with St.George was completed on 1 October 2008.

Fair value of LTI grants made during the year

The table below provides a summary of the LTI awards granted to the CEO and senior executives during 2011. The LTI grants will vest only on satisfaction of performance and/or service conditions tested in future financial years.

Equity Instrument	Granted to	Grant Date	Commencement Date[1]	First Possible Vesting Date	Expiry	Fair Value[2] per Instrument

CEO Performance Plan performance share rights	Gail Kelly	22 December 2010	1 October 2010	1 October 2013	1 October 2015	$13.58
Westpac Reward Plan performance share rights	All Senior Executives except: - Bob McKinnon	29 November 2010	1 October 2010	1 October 2013	1 October 2015	$12.68
Westpac Performance Plan unhurdled share rights[3]	George Frazis	29 November 2010	1 October 2010	1 October 2012	1 October 2020	$19.65

1            The commencement date is the start of the performance period in the case of performance share rights, or the start of the restriction period in the case of unhurdled share rights. Awards to the CEO were approved by shareholders at the Annual General Meeting held on 15 December 2010.

2            The fair value of share rights included in the table above has been independently calculated at grant date using Binomial/Monte Carlo simulation pricing models.

3            George Frazis was granted a deferred STI award of unhurdled share rights, which vests after two years of service.

Other long-term awards

The Restricted Share Plan and Westpac Performance Plan are also used from time to time for one-off awards to attract senior executives to the Group or for retention in specific circumstances. Where awards are made on joining, these typically compensate for real value forfeited on leaving the previous employer, which might otherwise deter that executive from joining the Group.

LTI awards to key employees below senior management level may also be made under the Restricted Share Plan and Westpac Performance Plan. Under these arrangements, employees receive awards of Westpac ordinary shares or share rights, which are restricted for a period as determined by the Board. This allows the flexibility to tailor the restriction period to the circumstances of the award.

Annual Report 2011	61

3.2 Movement in equity-settled instruments during the year

This table shows the details of movements during 2011 in the number and value of equity instruments for the CEO and senior executives under the relevant plans.

Name	Type of Equity Instrument	Number Granted[1]	Number Vested[2]	Number Exercised[3]	Value Granted ($)[4]	Value Exercised ($)[5]	Value Forfeited or Lapsed ($)[5,6]

Gail Kelly	CEO Performance options	-	255,102	-	-	-	-
	CEO Performance share rights	176,125	57,603	57,603	2,391,778	1,392,724	-
	Shares under the CEO Restricted Share Plan	82,102	83,426	n/a	1,882,194	n/a	-
John Arthur	Performance share rights	39,138	-	-	496,270	-	-
	Shares under Restricted Share Plan	14,118	-	n/a	300,513	n/a	-
Rob Chapman	Performance share rights	12,263	5,512	-	155,495	-	50,343
	Shares under Restricted Share Plan	10,860	7,520	n/a	231,164	n/a	-
Peter Clare	Performance share rights	30,006	-	-	380,476	-	-
	Shares under Restricted Share Plan	17,919	10,783	n/a	381,421	n/a	-
Philip Coffey	Performance options	-	114,786	-	-	-	-
	Performance share rights	39,138	-	-	496,270	-	-
	Shares under Restricted Share Plan	26,064	38,510	n/a	554,794	n/a	-
Rob Coombe	Performance options	-	118,796	-	-	-	-
	Performance share rights	36,529	-	-	463,188	-	-
	Shares under Restricted Share Plan	21,720	20,025	n/a	462,328	n/a	-
Brad Cooper	Performance options	-	104,761	-	-	-	-
	Performance share rights	48,923	-	-	620,344	-	-
	Unhurdled share rights	-	-	22,045	-	528,072	-
	Shares under Restricted Share Plan	21,720	44,996	n/a	462,328	n/a	-
George Frazis	Performance share rights	32,615	-	-	413,558	-	-
	Unhurdled share rights	20,703	82,023	82,023	406,814	1,922,247	-
Peter Hanlon	Performance options	-	68,922	-	-	-	-
	Performance share rights	30,006	-	-	380,476	-	-
	Shares under Restricted Share Plan	17,919	20,025	n/a	381,421	-	-
Bob McKinnon	Shares under Restricted Share Plan	16,290	-	n/a	346,746	n/a	-
Greg Targett	Performance share rights	39,138	4,822	-	496,270	-	44,055
	Shares under Restricted Share Plan	18,974	5,672	n/a	403,877	n/a	-
Rob Whitfield	Performance options	-	93,984	-	-	-	-
	Performance share rights	39,138	-	-	496,270	-	-
	Shares under Restricted Share Plan	22,589	42,105	n/a	480,826	n/a	-
Curt Zuber	Performance options	-	90,726	-	-	-	-
	Performance share rights	18,346	-	-	232,627	-	-
	Shares under Restricted Share Plan	80,345	72,659	n/a	1,710,210	n/a	-

1          No performance options were granted in 2011. George Frazis was granted a deferred STI award of unhurdled share rights, which vests after two years of service. Details of the award are included in Section 3.1.c.

2          The performance options granted to the CEO in February 2008 and the performance options granted to senior executives in December 2007 were assessed against a TSR ranking group that consisted of the top 10 largest Australian banking and financial sector companies by market capitalisation at the time of grant (excluding Westpac). 70% of the performance options granted to the CEO in February 2008 vested during 2011 and 100% of the performance options granted to senior executives in December 2007 vested during 2011.

3          Vested options and share rights that were granted prior to October 2009 can be exercised up to a maximum of 10 years from their commencement date. For each share right exercised during the year, the relevant executive received one fully paid Westpac ordinary share. The exercise price for share rights is nil. No performance options were exercised during the year.

4           For share rights, the value granted represents the number of securities granted multiplied by the fair value per instrument as set out in the table titled Fair value of LTI grants made during the year in Section 3.1.c of this report. For restricted shares, the value granted represents the number of ordinary shares granted multiplied by the five day volume weighted average price of a Westpac ordinary share on the date the shares were granted. These values, which represent the full value of the equity-based awards made to disclosed executives in 2011, do not reconcile with the amount shown in the table in Section 3.4, which shows amortised totals of equity awards over their vesting period. The minimum total value of the grants is nil and an estimate of the maximum possible total value is the fair value, as shown above.

5           The value of each option or share right exercised or lapsed is calculated based on the five day volume weighted average price of Westpac ordinary shares on the ASX on the date of exercise, less the relevant exercise price (if any). Where the exercise price is greater than the five day volume weighted average price of Westpac ordinary shares, the value has been calculated as nil.

6           For share rights granted in December 2008 that vested in 2011, 30% of the grant lapsed during 2011. No options or restricted shares lapsed or were forfeited in 2011.

62	Westpac Group

Directors’ report

3.3 Remuneration outcomes for the CEO and senior executives

The following table has been prepared to provide shareholders with a view of how remuneration was communicated and paid to executives during 2011. Details in this table supplement the statutory requirements in Section 3.4. Unlike the statutory table, which represents remuneration outcomes prepared in accordance with accounting standards (A-IFRS), this table shows that executives will only receive value from deferred remuneration if performance and service conditions are met. The valuation of equity based awards received in financial year 2011 is calculated as in Note 4 below.

	Total Remuneration Awarded for FY11[1]	Remuneration Awarded in FY11 and Deferred for Future Periods[2]	Remuneration Awarded and Received in FY11[3]	Remuneration Received in FY11 from Previous Years’ Awards[4]	Total Remuneration Received in FY11
	(A)	(B)	(C) [(A)-(B)]	(D)	(C)+(D)
Gail Kelly, Managing Director & Chief Executive Officer
Fixed Pay	3,100,000	-	3,100,000	-	3,100,000
STI	3,960,000	1,584,000	2,376,000	1,884,345	4,260,345
LTI	2,700,000	2,700,000	-	1,320,820	1,320,820
Total	9,760,000	4,284,000	5,476,000	3,205,165	8,681,165
John Arthur, Group Executive, Counsel & Secretariat
Fixed Pay	900,000	-	900,000	-	900,000
STI	1,320,000	528,000	792,000	-	792,000
LTI	400,000	400,000	-	-	-
Total	2,620,000	928,000	1,692,000	-	1,692,000
Rob Chapman, Chief Executive, St. George Banking Group, KMP since 1 October 2010
Fixed Pay	900,000	-	900,000	-	900,000
STI	1,224,000	489,600	734,400	169,702	904,102
LTI	425,000	425,000	-	117,481	117,481
Total	2,549,000	914,600	1,634,400	287,183	1,921,583
Peter Clare , Group Executive, Product & Operations
Fixed Pay	1,000,000	-	1,000,000	-	1,000,000
STI	1,650,000	660,000	990,000	254,684	1,244,684
LTI	500,000	500,000	-	-	-
Total	3,150,000	1,160,000	1,990,000	254,684	2,244,684
Philip Coffey, Chief Financial Officer
Fixed Pay	1,250,000	-	1,250,000	-	1,250,000
STI	2,250,000	900,000	1,350,000	909,570	2,259,570
LTI	660,000	660,000	-	-	-
Total	4,160,000	1,560,000	2,600,000	909,570	3,509,570
Rob Coombe, Group Executive, Westpac Retail & Business Banking
Fixed Pay	1,000,000	-	1,000,000	-	1,000,000
STI	2,000,000	800,000	1,200,000	472,972	1,672,972
LTI	600,000	600,000	-	-	-
Total	3,600,000	1,400,000	2,200,000	472,972	2,672,972
Brad Cooper, Chief Executive Officer, BT Financial Group
Fixed Pay	1,000,000	-	1,000,000	-	1,000,000
STI	2,200,000	880,000	1,320,000	1,048,735	2,368,735
LTI	750,000	750,000	-	-	-
Total	3,950,000	1,630,000	2,320,000	1,048,735	3,368,735
George Frazis, CEO, Westpac New Zealand Limited
Fixed Pay	1,000,000	-	1,000,000	-	1,000,000
STI	2,000,000	800,000	1,200,000	1,931,437	3,131,437
LTI	550,000	550,000	-	-	-
Total	3,550,000	1,350,000	2,200,000	1,931,437	4,131,437
Peter Hanlon, Group Executive, People & Transformation
Fixed Pay	1,000,000	-	1,000,000	-	1,000,000
STI	1,770,000	708,000	1,062,000	472,972	1,534,972
LTI	500,000	500,000	-	-	-
Total	3,270,000	1,208,000	2,062,000	472,972	2,534,972

Annual Report 2011	63

	Total Remuneration Awarded for FY11[1]	Remuneration Awarded in FY11 and Deferred for Future Periods[2]	Remuneration Awarded and Received in FY11[3]	Remuneration Received in FY11 from Previous Years’ Awards[4]	Total Remuneration Received in FY11
	(A)	(B)	(C) [(A)-(B)]	(D)	(C)+(D)

Bob McKinnon, Group Executive, Technology[5]
Fixed Pay	900,000	-	900,000	-	900,000
STI	1,475,000	368,750	1,106,250	-	1,106,250
LTI	400,000	400,000	-	-	-
Total	2,775,000	768,750	2,006,250	-	2,006,250
Greg Targett, Chief Risk Officer
Fixed Pay	1,250,000	-	1,250,000	-	1,250,000
STI	1,380,000	552,000	828,000	128,574	956,574
LTI	600,000	600,000	-	102,774	102,774
Total	3,230,000	1,152,000	2,078,000	231,348	2,309,348
Rob Whitfield, Group Executive, Westpac Institutional Bank
Fixed Pay	1,800,000	-	1,800,000	-	1,800,000
STI	1,840,000	736,000	1,104,000	925,821	2,029,821
LTI	600,000	600,000	-	-	-
Total	4,240,000	1,336,000	2,904,000	925,821	3,829,821

1           Reflects the remuneration outcomes communicated to the CEO and senior executives during the 2011 remuneration review. Fixed Pay (which includes cash salary and salary sacrifice items plus employer superannuation) is an annualised number that did not take effect until 1 January 2011. The STI and LTI values reflect actual outcomes for financial year 2011.

2           40% of the STI outcome will be deferred and received as Westpac ordinary shares over a three year period. If an executive remains employed with the Group, the deferred portion of the STI will vest in three equal tranches over one, two and three years. 100% of the LTI grant will be deferred.

3          60% of the 2011 STI outcome will be paid as cash in December 2011.

4           The value in this column is calculated as the number of securities that vested during the year ended 30 September 2011, multiplied by the five day volume weighted average price of Westpac ordinary shares at the time they vested, less any exercise price payable.

5           For Bob McKinnon, 75% of his 2011 STI outcome will be paid as cash in December 2011 and 25% of his STI outcome will be deferred and received as Westpac ordinary shares that vest after one year as per his contract. Bob McKinnon receives his LTI as cash-settled performance share rights which vest over the period of his contract provided performance hurdles set by the Board are met.

This table is not prepared in accordance with A-IFRS.

64	Westpac Group

Directors’ report

3.4 Remuneration details – KMP and other senior executives

This section sets out details of remuneration for the CEO and senior executives for the 2011 financial year, calculated in accordance with statutory accounting requirements.

	Short-term Benefits				Post Employment Benefits		Share-based Payment
	Fixed Remu- neration[1]	STI (cash)[2]	Non- monetary Benefits[3]	Other Short-term Benefits	Superann- uation Benefits[4]	Long Service Leave[5]	Restricted Shares[6]	Options[7]	Share Rights[7]	Total[8]
Name	$	$	$	$	$	$	$	$	$	$

Current Executives
Gail Kelly, Managing Director & Chief Executive Officer
2011	2,901,656	2,376,000	-	-	27,281	68,816	1,786,612	533,809	2,170,642	9,864,816
2010	2,685,837	2,835,000	-	-	14,913	-	1,732,042	839,924	1,479,280	9,586,996
John Arthur, Group Executive, Counsel & Secretariat
2011	819,544	792,000	1,078	-	50,058	17,326	246,847	-	263,029	2,189,882
2010	707,513	975,000	-	-	63,578	-	92,935	-	97,757	1,936,783
Rob Chapman, Chief Executive, St. George Banking Group, KMP since 1 October 2010
2011	921,475	734,400	613,184	-	19,392	75,495	227,557	-	114,706	2,706,209
Peter Clare , Group Executive, Product & Operations
2011	988,822	990,000	1,078	-	24,326	16,729	341,059	63,258	258,067	2,683,339
2010	880,734	1,237,500	-	-	79,266	-	237,316	63,258	131,357	2,629,431
Philip Coffey, Chief Financial Officer
2011	1,164,312	1,350,000	-	-	49,450	52,148	571,940	110,540	348,565	3,646,955
2010	1,009,174	1,800,000	1,012	-	90,826	-	660,898	247,162	183,292	3,992,364
Rob Coombe, Group Executive, Westpac Retail & Business Banking
2011	940,352	1,200,000	1,078	-	26,340	26,413	401,312	115,760	325,331	3,036,586
2010	880,734	1,500,000	1,012	-	79,265	-	403,230	253,101	171,076	3,288,418
Brad Cooper, Chief Executive Officer, BT Financial Group
2011	995,851	1,320,000	7,150	-	19,339	39,298	571,860	98,080	366,971	3,418,549
2010	903,670	1,500,000	153,860	-	81,330	-	879,125	197,113	261,788	3,976,886
George Frazis, CEO, Westpac New Zealand Limited
2011	969,696	1,200,000	52,882	-	18,324	-	-	399,634	899,680	3,540,216
2010	967,330	1,293,750	292,613	-	14,586	-	-	399,634	1,418,395	4,386,308
Peter Hanlon, Group Executive, People & Transformation
2011	879,346	1,062,000	166,797	-	183,652	(116,214)	360,846	78,197	258,067	2,872,691
2010	880,734	1,237,500	99,856	-	203,508	-	362,815	153,735	131,357	3,069,505
Bob McKinnon, Group Executive, Technology
2011	846,975	1,106,250	1,078	-	39,903	16,922	329,985	-	380,122	2,721,235
2010	733,945	1,125,000	-	-	66,055	-	150,706	-	447,931	2,523,637
Greg Targett, Chief Risk Officer
2011	1,176,961	828,000	-	-	49,253	37,982	287,456	-	316,709	2,696,361
2010	991,917	701,700	1,012	-	89,174	-	161,950	-	174,912	2,120,665
Rob Whitfield, Group Executive, Westpac Institutional Bank
2011	1,838,371	1,104,000	210,993	-	33,696	27,390	525,697	71,589	348,565	4,160,301
2010	1,651,376	1,560,000	251,389	-	148,624	-	710,694	183,477	183,292	4,688,852
Curt Zuber, Group Treasurer
2011	486,318	2,534,400	1,078	-	83,848	12,990	1,164,814	70,752	163,313	4,517,513
2010	482,742	3,569,203	1,012	-	88,443	-	1,020,156	168,807	85,841	5,416,204

Former Executives
Ilana Atlas, Group Executive, People, KMP until 31 January 2010[9]
2010	235,474	400,000	-	151,648	21,193	-	195,075	231,602	-	1,234,992
Greg Bartlett, Chief Executive, St George Bank, KMP until 30 September 2010[10]
2010	747,622	1,593,750	9,904	-	206,000	-	283,754	-	210,640	3,051,670

Annual Report 2011	65

1           Fixed remuneration is the total cost of salary, salary sacrificed benefits (including motor vehicles, parking, etc. and any associated fringe benefits tax) and annual leave accruals.

2           2011 STI figures reflect annual cash performance awards accrued but not yet paid in respect of the year ended 30 September 2011.

3           Non-monetary benefits are determined on the basis of the cost to the Group (including associated fringe benefits tax, where applicable) and include annual health checks, provision of taxation advice, relocation costs, living away from home expenses and allowances.

4           The CEO and senior executives are provided with insurance cover under the Westpac Staff Superannuation Plan (WSSP) at no cost. The value of the WSSP insurance premium is 0.4% of salary. Peter Hanlon and Curt Zuber are members of legacy defined benefit superannuation funds. Superannuation benefits have been calculated consistent with AASB 119.

5           Peter Hanlon accrued long service leave for the year of $20,059. Peter took long service leave during the year which made the overall accrual move by ($116,214).

6           The value of restricted shares is amortised over the applicable vesting period, and the amount shown is the amortisation relating to the 2011 reporting year (and 2010 year as comparison).

7           Equity-settled remuneration is based on the amortisation over the vesting period (normally two or three years) of the ‘fair value’ at grant date of hurdled and unhurdled options and share rights that were granted during the four years ended 30 September 2011. Details of prior years’ grants have been disclosed in previous Annual Reports. The amount shown for Bob McKinnon’s cash-settled performance share rights is based on the amortisation over the vesting period of the ‘fair value’ at 30 September 2011. Assumptions used in the valuation of cash-settled performance share rights include risk free interest rate of 3.89% a dividend yield on Westpac ordinary shares of 7.5% and volatility in the Westpac share price of 30%.

8           The percentage of 2011 remuneration related to performance was: Gail Kelly 70%, John Arthur 59%, Rob Chapman 40%, Peter Clare 63%, Philip Coffey 72%, Rob Coombe 71%, Brad Cooper 71%, George Frazis 71%, Peter Hanlon 61%, Bob McKinnon 68%, Greg Targett 49%, Rob Whitfield 56% and Curt Zuber 88%. The percentage of 2011 remuneration delivered in the form of options was: Gail Kelly 5%, John Arthur 0%, Rob Chapman 0%, Peter Clare 2%, Philip Coffey 6%, Rob Coombe 8%, Brad Cooper 5%, George Frazis 9%, Peter Hanlon 5%, Bob McKinnon 0%, Greg Targett 0%, Rob Whitfield 4% and Curt Zuber 3%.

9           The amount under ‘Other short-term benefits’ for Ilana Atlas relates to payments made on termination of employment, including accrued annual leave.

10        Greg Bartlett retired on 1 December 2010 after facilitating an orderly transition at St.George over the period from 1 October 2010 until his retirement. Consistent with his contract, he received payments upon retirement totalling $2,070,934 which was inclusive of notice, superannuation, prorated financial year 2011 STI and accrued annual and long service leave.

3.5 Employment agreements

The remuneration and other terms of employment for the CEO and senior executives are formalised in their employment agreements. Each of these employment agreements provide for the payment of fixed and performance-based remuneration, superannuation and other benefits such as death and disablement insurance cover.

The material terms of these employment agreements are summarised below.

Term	Who	Conditions

Duration of agreement	▪ CEO and senior executives	▪ On-going until notice given by either party

	▪ Bob McKinnon	▪ 4 year fixed term contract

Notice to be provided by the executive or the Group to terminate the employment agreement	▪ CEO, John Arthur, Rob Chapman, Philip Coffey, Rob Coombe, Brad Cooper, George Frazis, Peter Hanlon, Greg Targett and Rob Whitfield	▪ 12 months

	▪ Peter Clare	▪ 6 months if Executive gives notice, 12 months if the Group gives notice

	▪ Bob McKinnon and Curt Zuber	▪ 6 months

Termination payments to be made on termination without cause	▪ CEO and all senior executives	▪ Deferred STI and LTI awards vest according to the applicable equity plan rules

Termination for cause	▪ CEO, John Arthur, Rob Chapman, Greg Targett and Rob Whitfield	▪ Immediately for misconduct ▪ 3 months notice for poor performance

	▪ All other senior executives	▪ Immediately for misconduct, standard contractual notice period for poor performance

Post-employment restraints	▪ CEO, John Arthur, Peter Clare, Rob Chapman, Philip Coffey, Brad Cooper, George Frazis, Peter Hanlon, Greg Targett and Rob Whitfield	▪ 12 month non-solicitation restraint

	▪ Rob Coombe, Bob McKinnon and Curt Zuber	▪ 6 month non-solicitation restraint

66	Westpac Group

Directors’ report

Certain individuals have provisions in their contracts for different terms due to grandfathered contractual benefits or individual circumstances:

▪          Gail Kelly – The restricted period on all unvested restricted shares (deferred STI) will continue to the full term when Gail Kelly ceases employment with Westpac, except for death, sickness or disability or in certain circumstances within 12 months of change of control of Westpac. In these circumstances all unvested restricted shares will vest. On immediate termination for misconduct, all restricted shares will be forfeited. When Gail Kelly ceases employment with Westpac, all unvested performance share rights (LTI) will lapse at the Board’s discretion, except for under circumstances of death, sickness or disability and in certain circumstances within 12 months of change of control of Westpac. In these circumstances all unvested performance share rights will vest. On immediate termination for misconduct, all unvested performance share rights will lapse;

▪          John Arthur – STI pro-rated for the performance year worked is payable for termination without cause;

▪          Rob Chapman – Provisions relating to relocation from Adelaide to Sydney. The relocation was completed by June 2011;

▪          Rob Coombe – Payment in lieu of notice is based on 1.5 times fixed remuneration package, in the event of termination of employment without cause up to six months after change of control of the Group;

▪          Brad Cooper – Provisions relating to relocation from Auckland to Sydney, including accommodation and housing payments, relocation payments, motor vehicle, car parking, additional travel between Australia and New Zealand and taxation services;

▪          George Frazis – Provisions relating to relocation from Sydney to Auckland including relocation payments, accommodation payments and travel between Australia and New Zealand;

▪          Peter Hanlon – Provisions relating to accommodation in Sydney and travel between Adelaide and Sydney;

▪          Bob McKinnon – Cash settled LTI based on role-specific four year objectives; and

▪          Rob Whitfield – Provisions relating to accommodation in Sydney.

4.            Non-executive Director remuneration

4.1 Structure and policy

Remuneration policy

Westpac’s Non-executive Director remuneration strategy is designed to attract and retain experienced, qualified Board members and remunerate them appropriately for their time and expertise.

As the Board’s focus is on strategic direction, long-term corporate performance and the creation of shareholder value, fees for Non-executive Directors are not directly related to the Group’s short-term results and Non-executive Directors do not receive performance-based remuneration.

Non-executive Director remuneration consists of the following components:

Remuneration component	Paid as	Detail

Base fee	Cash	This fee is for service on the Westpac Banking Corporation Board. The base fee for the Chairman covers all responsibilities, including all Board Committees.

Committee fees	Cash	Additional fees are paid to Non-executive Directors for chairing or participating in Board Committees.

Superannuation	Superannuation	Reflects statutory superannuation contributions (9% of fees), which are capped at the superannuation maximum contributions base as prescribed under the Superannuation Guarantee legislation.

Subsidiary Board and Advisory Board fees	Cash	Fees are for service on Subsidiary Boards and Advisory Boards. These fees are paid by the relevant subsidiary company.

In addition to an ongoing process of self-assessment, an external review is undertaken on the performance of the Board, the Chairman, each Director and Board Committees. Further details are provided in the Corporate Governance Statement in this Annual Report.

Changes to Non-executive Director remuneration in 2011

For the year ended 30 September 2011, the following changes were made to Non-executive Director remuneration:

Non-executive Director fee review – effective 1 October 2010.

The Board reviewed the Non-executive Director fee framework in late 2009. On the basis of market data and advice provided by an independent remuneration consultant, the Board approved a 5% increase to base fees effective 1 October 2010. Committee fees were not increased. Non-executive Director fees were last increased in 2007.

Annual Report 2011	67

Changes to Committee composition

The following changes were effective 15 December 2010:

▪          John Curtis was appointed Chairman of the Remuneration Committee, replacing Gordon Cairns who continues as a member of this Committee;

▪          Elizabeth Bryan was appointed Chairman of the Risk Management Committee, replacing Carolyn Hewson who continues as a member of this Committee. Elizabeth Bryan was also appointed as a member of the Remuneration Committee; and

▪          Peter Hawkins was appointed Chairman of the Technology Committee, replacing Elizabeth Bryan who continues as a member of this Committee.

On 9 August 2011, Carolyn Hewson was appointed Chairman of the Nominations Committee, replacing Ted Evans who continues as a member of this Committee.

Section 8 of the 2011 Director’s Report shows Board Committee membership during 2011.

Fee pool

At the 2008 Annual General Meeting the current fee pool of $4.5 million per annum was approved by shareholders. For the year ended 30 September 2011, $3.7 million (81%) of this fee pool was used. The fee pool is inclusive of employer superannuation contributions but does not include retirement allowances.

Fee framework

This section details the current Non-executive Director fee framework.

Base and committee fees

The following table sets out the Board and standing Committee fees payable for 2011:

Base Fee	Annual Rate
Chairman	$735,000
Deputy Chairman	$262,500
Non-executive Directors	$210,000
Committee Chairman Fees
Audit Committee	$50,000
Risk Management Committee	$50,000
Remuneration Committee	$45,000
Sustainability Committee	$40,000
Technology Committee	$40,000
Health, Safety & Wellbeing Committee (HS&W)[1]	$40,000
Committee Membership Fees
Audit Committee	$25,000
Risk Management Committee	$25,000
Remuneration Committee	$20,000
Sustainability Committee	$20,000
Technology Committee	$20,000
Health, Safety & Wellbeing Committee (HS&W)[1]	$20,000

1          The HS&W Committee (previously named the OHS Committee) is a temporary Committee that was established effective 1 May 2010 to assist the Board with the oversight of health, safety and wellbeing responsibilities for the Group. This Committee will be discontinued in financial year 2012 with its functions reverting to the Board.

Fees are not payable to the Chairman and members of the Nominations Committee.

68	Westpac Group

Directors’ report

Superannuation

The Group pays superannuation contributions to Non-executive Directors of up to 9% of their fees. These contributions are capped at the maximum compulsory superannuation contributions base prescribed under Superannuation Guarantee legislation. Employer contributions are paid into an eligible superannuation fund nominated by the Director.

Subsidiary Board and Advisory Board Fees

Throughout the reporting period, additional fees were payable to certain Directors for membership on subsidiary boards or advisory boards. These fees vary according to the position held, the size, level and nature of activity in the division and the time commitment required.

The table below sets out the annual fees payable to the relevant Directors for service on Subsidiary and Advisory Boards in 2011.

Director	Subsidiary/Advisory Board	Role	Annual Rate

Elizabeth Bryan[1,2]	Westpac New Zealand Limited	Director	$45,942
Peter Hawkins[3]	Bank of Melbourne Advisory Board	Director	$35,000
Carolyn Hewson	BT Investment Management Board	Director	$110,000
Graeme Reaney	Bank of SA Advisory Board	Director	$15,000
Peter Wilson[1,4]	Westpac New Zealand Limited	Chair	$130,168

1          The fees for service on the WNZL Subsidiary Board are paid in New Zealand dollars and have been converted to Australian dollars using the 2011 year to date average exchange rate (1AUD = 0.7657).

2          Elizabeth Bryan resigned from the WNZL Subsidiary Board effective 21 October 2010.

3          Peter Hawkins was appointed to the Bank of Melbourne Advisory Board effective 1 November 2010.

4          For the period from 1 October 2010 to 31 December 2010 the Chairman fee for the WNZL Subsidiary Board was NZD120,000. Following a market review, the WNZL Subsidiary Board Chairman fee was increased to NZD170,000 effective 1 January 2011.

Equity participation

Non-executive Directors have voluntarily resolved to build and maintain their individual holdings of Westpac ordinary shares to align their interests with the long-term interests of shareholders. Details of Non-executive Directors’ Westpac (and related bodies corporate) shareholdings are set out in Section 4(a) of the 2011 Director’s Report.

Retiring Allowance

In addition to their Directors’ fees, Ted Evans and Carolyn Hewson have retiring allowances that accrued until they were frozen in 2005 and are now indexed in line with average weekly earnings. The indexed amount is payable on retirement. These allowances are detailed in Section 4.2.

Annual Report 2011	69

4.2  Details of Non-executive Director Remuneration

Details of Non-executive Director remuneration are set out in the table below.

	Short-term Benefits		Post Employment Benefits
	Westpac Banking Corporation Board Fees [1]	Subsidiary and Advisory Board Fees[2]	Superannuation	Retiring Allowance Accrued During the Year [3]	Total	Total Retiring Allowance Accrued
Name	$	$	$	$	$	$

Ted Evans, Chairman
2011	735,000	-	15,345	18,333	768,678	484,957
2010	700,000	-	14,660	21,749	736,409	466,624
John Curtis, Deputy Chairman
2011	392,420	-	15,345	-	407,765	-
2010	336,000	30,374	17,396	-	383,770	-
Elizabeth Bryan
2011	341,230	2,650	15,345	-	359,225	-
2010	298,000	47,966	14,660	-	360,626	-
Gordon Cairns
2011	306,250	-	15,345	-	321,595	-
2010	303,000	-	14,660	-	317,660	-
Peter Hawkins
2011	295,940	32,180	15,345	-	343,465	-
2010	270,000	23,350	16,761	-	310,111	-
Carolyn Hewson
2011	286,170	109,580	25,890	12,501	434,141	337,068
2010	295,000	109,867	24,548	15,287	444,702	324,567
Lindsay Maxsted
2011	285,000	-	15,345	-	300,345	-
2010	275,000	23,342	16,761	-	315,103	-
Graham Reaney
2011	280,000	15,000	15,345	-	310,345	-
2010	278,647	5,630	15,184	-	299,461	-
Peter Wilson
2011	300,000	120,600	15,345	-	435,945	-
2010	290,000	95,170	14,660	-	399,830	-
Total fees

2011	3,222,010	280,010	148,650	30,834	3,681,504	822,025
2010	3,045,647	335,699	149,290	37,036	3,567,672	791,191

1          Includes fees paid to Chairman and members of Board Committees, including fees for the temporary HS&W Committee.

2          For the period from 1 October 2009 to 28 February 2010, John Curtis, Peter Hawkins, Lindsay Maxsted and Graham Reaney received fees for service on the St.George Bank Limited Subsidiary board. From 1 March 2010, fees paid by St.George Bank Limited ceased when Westpac and St.George became a single Authorised Deposit-taking Institution.

3          Retiring allowances were frozen for individual Non-executive Directors between December 2005 and February 2006. Accruals shown for 2011 include indexation in line with average weekly earnings following the freezing of the retiring allowances. Retiring allowances are not included in calculations for the Non-executive Director fee pool.

70	Westpac Group

Directors’ report

5.            Further information about our equity plans

Employee Share Plan

Under the Employee Share Plan, employees in Australia can receive up to $1,000 of Westpac ordinary shares at the end of each financial year to recognise their contribution to our performance provided the Group meets at least one of two hurdles: an increase in share price or customer advocacy. For 2011, the customer advocacy hurdle was met.

The CEO, Directors and any employees who received an STI award deferred into equity or an LTI award during the year are not eligible to receive an Employee Share Plan award for that year.

Other plans

We also provide separate reward plans for small, specialised parts of the business. Payments under these plans are directly linked to growth of that part of the business and are capped at an appropriate proportion of the value and/or profitability of the relevant part of the business. These plans are designed to provide market competitive remuneration for the relevant employees. Westpac also has ‘grandfathered’ plans, under which no further awards are made and performance or vesting periods have passed. These vested securities continue to run their course.

Comparator companies used in our LTI performance hurdles

This section describes the comparator companies for each of the different Plans.

CEO Performance Plan

The CEO Performance Plan ranking group is comprised of the top 10 selected Australian banking and financial sector companies by market capitalisation listed on the ASX with which Westpac competes for customers. As at 30 September 2011 the most recently determined ranking group consisted of:

▪          AMP Limited;

▪          ASX Limited;

▪          Australia and New Zealand Banking Group Limited;

▪          Bendigo and Adelaide Bank Limited;

▪          Commonwealth Bank of Australia;

▪          Insurance Australia Group Limited;

▪          Lend Lease Group;

▪          Macquarie Group Limited;

▪          National Australia Bank Limited; and

▪          Suncorp Group Limited.

Westpac Reward Plan

The Westpac Reward Plan ranking group is comprised of the top 10 selected Australian banking and financial sector companies by market capitalisation. As at 30 September 2011 the most recently determined peer group under the Westpac Reward Plan consisted of:

▪          AMP Limited;

▪          ASX Limited;

▪          Australia and New Zealand Banking Group Limited;

▪          Bendigo and Adelaide Bank Limited

▪          Commonwealth Bank of Australia;

▪          Insurance Australia Group Limited;

▪          Lend Lease Group;

▪          Macquarie Group Limited;

▪          National Australia Bank Limited; and

▪          Suncorp Group Limited.

Annual Report 2011	71

10. Auditor

a)    Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001(Cth) is below.

Auditor’s Independence Declaration

As lead auditor for the audit of Westpac Banking Corporation for the year ended 30 September 2011, I declare that to the best of my knowledge and belief, there have been:

a.          no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b.          no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the year.

Ian Hammond Partner PricewaterhouseCoopers	Sydney, Australia 2 November 2011

PricewaterhouseCoopers, ABN 52 780 433 757 Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171 T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

b)    Non-audit services

We may decide to engage PricewaterhouseCoopers on assignments additional to their statutory audit duties where their expertise or experience with Westpac or a controlled entity is important.

Details of the non-audit service amounts paid or payable to PricewaterhouseCoopers for non-audit services provided during the 2010 and 2011 financial years are set out in Note 33 to our consolidated financial statements.

PricewaterhouseCoopers also provides audit and non-audit services to non-consolidated entities including non-consolidated securitisation vehicles sponsored by the Group, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of these services were approximately $8.5 million in total (2010 $8.6 million). PricewaterhouseCoopers may also provide audit and non-audit services to other entities in which Westpac holds a minority interest and which are not consolidated. Westpac is not aware of the amount of any fees paid by those entities.

Westpac has a policy on engaging PricewaterhouseCoopers, details of which are set out in the ‘Corporate governance’ section, including the subsection entitled ‘Engagement of the external auditor’, which forms part of this Directors’ Report.

The Board has considered the position and, in accordance with the advice received from the Audit Committee, is satisfied that the provision of the non-audit services during 2011 by PricewaterhouseCoopers is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by PricewaterhouseCoopers, as set out above, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

▪          all non-audit services have been reviewed by the Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor; and

▪          none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accounts.

Signed in accordance with a resolution of the Board.

Ted Evans AC Chairman 2 November 2011	Gail Kelly Managing Director & Chief Executive Officer 2 November 2011

72	Westpac Group

Section 2

Five year summary

Reading this report

Review of Group operations

Divisional performance

Risk and risk management

Other Westpac business information

Annual Report 2011	73

Five year summary1

(in $millions unless otherwise indicated)	2011	2010	2009	2008	2007
Income statements for the years ended 30 September[2]
Net interest income	11,996	11,842	11,646	7,222	6,313
Non-interest income	4,917	5,068	4,859	4,383	4,006
Net operating income before operating expenses and impairment charges	16,913	16,910	16,505	11,605	10,319
Operating expenses	(7,406)	(7,416)	(7,171)	(5,455)	(4,689)
Impairment charges on loans	(993)	(1,456)	(3,238)	(931)	(482)
Profit before income tax expense	8,514	8,038	6,096	5,219	5,148
Income tax expense	(1,455)	(1,626)	(2,579)	(1,287)	(1,630)
Profit attributable to non-controlling interests	(68)	(66)	(71)	(73)	(67)
Net profit attributable to owners of Westpac Banking Corporation	6,991	6,346	3,446	3,859	3,451
Balance sheet as at 30 September[2]
Loans	496,609	477,655	463,459	313,545	275,377
Other assets	173,619	140,622	126,128	126,131	102,243
Total assets	670,228	618,277	589,587	439,676	377,620
Deposits	370,278	337,385	329,456	233,730	202,054
Debt issues and acceptances	165,931	150,971	133,024	100,369	87,126
Loan capital	8,173	9,632	11,138	8,718	7,704
Other liabilities	82,038	80,171	79,398	77,388	62,828
Total liabilities	626,420	578,159	553,016	420,205	359,712
Total shareholders’ equity and non-controlling interests	43,808	40,118	36,571	19,471	17,908

Key financial ratios
Shareholder value
Dividends per ordinary share (cents)	156	139	116	142	131
Dividend payout ratio (%)	67.0	64.9	92.6	68.9	70.1
Return on average ordinary equity (%)	17.8	17.4	10.8	23.1	23.5
Basic earnings per share (cents)	233.0	214.2	125.3	206.0	186.9
Net tangible assets per ordinary share ($)[3]	9.96	8.96	7.89	7.71	7.00
Share price ($):
High	25.60	28.43	26.74	31.32	28.69
Low	17.84	20.56	14.40	18.36	22.53
Close	20.34	23.24	26.25	21.48	28.50

Business performance
Operating expenses to operating income ratio (%)	43.8	43.9	43.4	47.0	45.4
Net interest margin	2.19	2.21	2.38	2.07	2.19
Capital adequacy
Total equity to total assets (%)	6.5	6.5	6.2	4.4	4.7
Total equity to total average assets (%)	7.0	6.6	6.3	4.8	5.4
Tier 1 ratio (%)[4]	9.7	9.1	8.1	7.8	6.5
Total capital ratio (%)[4]	11.0	11.0	10.8	10.8	9.5
Credit quality
Net impaired assets to equity and collectively assessed provisions (%)	6.3	6.2	5.7	3.0	1.4
Total provisions[5] for impairment on loans and credit commitments to total loans (basis points)	88.2	104.9	101.2	68.9	56.3
Other information
Core full-time equivalent staff (number at financial year end)[6]	33,898	35,055	34,189	26,717	25,903

1   Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2   The above income statement extracts for 2011, 2010 and 2009 and balance sheet extracts for 2011 and 2010 are derived from the consolidated financial statements included in this Annual Report. The above income statement extracts for 2008 and 2007 and balance sheet extracts for 2009, 2008 and 2007 are derived from financial statements previously published.

3   Total equity attributable to owners of Westpac Banking Corporation, after deducting goodwill and other intangible assets divided by the number of ordinary shares outstanding, less treasury shares held.

4   For details on the calculation of this ratio, please refer to Note 30 to the financial statements.

5  Prior to 2010 this ratio has included, if applicable, the APRA required capital deduction (above A-IFRS provisioning levels) which formed part of the APRA termed General Reserve for Credit Losses. Beginning in 2010 this ratio is based only on A-IFRS provisioning levels. The ratio at 30 September 2009 was not impacted; the ratio at 30 September 2008 was revised from 69.0 bps to 68.9 bps; and the ratio at 30 September 2007 was revised from 61.6 bps to 56.3 bps.

6   Core full-time equivalent employees (FTE) includes full-time and pro-rata part-time staff. It excludes staff on unpaid absences (e.g. unpaid maternity leave), overtime, temporary and contract staff.

74	Westpac Group

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

Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Annual Report and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. We use words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’ or other similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those which we expect, depending on the outcome of various factors, including, but not limited to:

▪          the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements;

▪          the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result;

▪          market volatility, including uncertain conditions in funding, equity and asset markets;

▪          adverse asset, credit or capital market conditions;

▪          changes to our credit ratings;

▪          levels of inflation, interest rates, exchange rates and market and monetary fluctuations;

▪          market liquidity and investor confidence;

▪          changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac or its customers or counterparties conduct their operations and our ability to maintain or to increase market share and control expenses;

▪          the effects of competition in the geographic and business areas in which Westpac conducts its operations;

▪          reliability and security of Westpac’s technology and risks associated with changes to technology systems;

▪          the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;

▪          the effectiveness of our risk management policies, including our internal processes, systems and employees;

▪          the occurrence of environmental change or external events in countries in which Westpac or its customers or counterparties conduct their operations;

▪         internal and external events which may adversely impact our reputation;

▪          changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate; and

▪          various other factors beyond Westpac’s control.

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by us, refer to ‘Risk factors’ under the section ‘Risk and risk management’. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation, and does not intend, to update any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise, after the date of this Annual Report.

Significant developments

For a discussion of significant developments impacting the Group, refer to ‘Significant developments’ under ‘Information on Westpac’ in Section 1.

Currency of presentation, exchange rates and certain definitions

In this Annual Report, ‘financial statements’ means our audited consolidated balance sheets as at 30 September 2011 and 30 September 2010 and income statements, statements of comprehensive income, changes in equity and cash flows for each of the years ended 30 September 2011, 2010 and 2009 together with accompanying notes which are included in this Annual Report.

Our financial year ends on 30 September. As used throughout this Annual Report, the financial year ended 30 September 2011 is referred to as 2011 and other financial years are referred to in a corresponding manner.

We publish our consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘dollars’, ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at specified rates. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of A$1.00 = US$0.9744, the noon buying rate in New York City for cable transfers in Australian dollars as

Annual Report 2011	75

certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) as of 30 September 2011. The Australian dollar equivalent of New Zealand dollars at 30 September 2011 was A$1.00 = NZ$1.2746, being the closing spot exchange rate on that date. Refer to ‘Exchange rates’ in Section 4 for information regarding the rates of exchange between the Australian dollar and the US dollar for the financial years ended 30 September 2007 to 30 September 2011.

Any discrepancies between totals and sums of components in tables contained in this Annual Report are due to rounding.

St.George Bank Limited merger

For accounting purposes the merger with St.George Bank Limited took effect from close of business on 17 November 2008 and the results of St.George Bank Limited and its controlled entities (St.George Group) was included in the 2009 financial year with effect from 18 November 2008 to 30 September 2009. Our financial results for the 2010 and 2011 financial years are therefore not directly comparable to our results for the 2009 financial year. The impact of this is highlighted in relevant sections of the Review of Group operations.

76	Westpac Group

Review of Group operations

Selected consolidated financial and operating data

We have derived the following selected financial information as of, and for the financial years ended, 30 September 2011, 2010, 2009, 2008 and 2007 from our audited consolidated financial statements and related notes.

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

Critical accounting estimates

Our reported results are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of the income statement and the balance sheet. Our principal accounting policies are disclosed in Note 1 to the financial statements. Note 1 also includes a description of our critical accounting assumptions and estimates. We have discussed the development and selection of the critical accounting estimates with our BAC. The following is a summary of the areas we consider involve our most critical accounting estimates (for more detail refer to Note 1 to the financial statements).

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

As at 30 September 2011, the fair value of trading securities, financial assets designated at fair value through profit and loss, available-for-sale securities and life insurance assets was $76,912 million (2010 $67,900 million). The fair value of trading liabilities and financial liabilities designated at fair value through profit and loss, deposits at fair value and debt issues at fair value was $112,140 million (2010 $91,426 million). The fair value of outstanding derivatives was $9,740 million net asset (2010 $7,937 million net liability). The fair value of life insurance assets of

$7,916 million (2010 $12,310 million) was substantially based on quoted market prices. The fair value of financial assets determined by valuation models that use unobservable market prices was $1,473 million (2010 $1,164 million) and $74 million (2010 $153 million) for financial liabilities. The fair value of other financial assets and financial liabilities, including derivatives, is largely determined based on valuation models using observable market prices and rates. Where observable market inputs are not available, day one profits or losses are not recognised.

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

In determining IAPs, considerations that have a bearing on the expected future cash flows are taken into account. For example, the business prospects of the customer, the realisable value of collateral, our position relative to other claimants, the reliability of customer information and the likely cost and duration of the work-out process. These judgments and estimates can change with time as new information becomes available or as work-out strategies evolve, resulting in revisions to the impairment provision as individual decisions are made.

The CAPs are established on a portfolio basis taking into account the level of arrears, collateral and security, past loss experience and expected defaults based on portfolio trends. The most significant factors in establishing these provisions are estimated loss rates and related emergence periods. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates, unemployment levels, payment behaviour and bankruptcy rates.

As at 30 September 2011, gross loans to customers were $500,654 million (2010 $482,366 million) and the provision for impairment on loans was $4,045 million (2010 $4,711 million).

Goodwill

Goodwill represents the excess of purchase consideration, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree, over the fair value of the Group’ share of the identified net assets of acquired businesses. The determination of the fair value of the assets and liabilities of acquired businesses requires the exercise of management judgment. Different fair values would result in changes to the goodwill and to the post-acquisition performance of the acquisitions.
Annual Report 2011	77

Goodwill is tested for impairment annually by determining if the carrying value of the cash generating unit (CGU) that it has been allocated to is recoverable. The recoverable amount is the higher of the CGU’s fair value less costs to sell and its value in use. Determination of appropriate cash flows and discount rates for the calculation of the value in use is subjective. As at 30 September 2011, the carrying value of goodwill was $8,582 million (2010 $8,569 million). Refer to Note 13 to the financial statements for further information.

Superannuation obligations

The actuarial valuation of our defined benefit plan obligations are dependent upon a series of assumptions, the key ones being discount rate, compensation increase rate, mortality, morbidity and investment returns assumptions. Different assumptions could significantly alter the amount of the difference between plan assets and defined benefit obligations and the amount recognised directly in retained earnings.

The superannuation deficits across all our plans as at 30 September 2011 were in aggregate $676 million (2010 $425 million).

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

Income taxes

The Group is subject to income taxes in Australia and jurisdictions where it has foreign operations. All our businesses predominantly operate in jurisdictions with similar tax rates to the Australian corporate tax rate. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The Group estimates its tax liabilities based on the Group’s understanding of the tax law. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred tax provisions in the period where such determination is made.

Provisions for taxation held in respect of uncertain tax positions represent the tax benefits at risk. The assessment of the amount of tax benefits at risk involves the exercise of management judgments about the ultimate outcomes of the transactions.

St.George Bank Limited merger

The merger with St.George Bank Limited was accounted for using the purchase method of accounting. All the identifiable assets and liabilities of St.George Group were initially recognised by the Group at their fair value on the date of the merger. This involved additional critical accounting assumptions, judgments and estimates that may have a material impact on the Group’s financial statements. The assets and liabilities recognised by the

Group following the merger with St.George Bank Limited are set out in Note 42.

▪          intangible assets

Identifiable intangible assets are required to be identified and measured at their fair value as a result of the purchase price accounting requirements of AASB 3 Business Combinations. This involves the use of judgments, estimates and assumptions about how customers may act and how products will perform in the future, based largely on past experience and future contractual arrangements.

The following material identifiable intangible assets were recognised as a result of the merger:

–         core deposit intangibles;

–         brand names;

–         financial planner distribution relationships; and

–         credit card customer relationships.

▪          financial assets and liabilities

The fair value of all of St.George Group’s financial assets and financial liabilities were determined at the merger date. Many of these assets and liabilities are not normally traded in active markets. The global credit and capital market conditions that included extreme volatility, disruption and decreased liquidity increased the level of management judgment required in determining the fair value of St.George Group’s financial assets and financial liabilities.

▪          tax consolidation

Following the redemption of St.George Bank Limited’s hybrid instruments on 31 March 2009, St.George Bank Limited and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group. Westpac was required to reset the tax value of certain St.George Group assets to the appropriate market value of those assets.

In order to determine the impact of St.George Group joining the Westpac tax consolidation group, the fair value of St.George Group and the fair value of its identifiable assets and liabilities needed to be determined as at 31 March 2009. This required management to make similar critical assumptions, judgments and estimates in determining the fair value of identifiable assets and liabilities on the date of the acquisition.

Refer to Note 5 for the impact of St.George Bank Limited joining the Westpac tax consolidated group.

78	Westpac Group

Review of Group operations

Income statement review

Consolidated income statement1

	Year Ended 30 September
	2011	2011	2010	2009	2008	2007
(in $millions unless otherwise indicated)	US$[2]	A$	A$	A$	A$	A$
Interest income	37,123	38,098	34,151	30,446	29,081	22,075
Interest expense	(25,434)	(26,102)	(22,309)	(18,800)	(21,859)	(15,762)
Net interest income	11,689	11,996	11,842	11,646	7,222	6,313
Non-interest income	4,791	4,917	5,068	4,859	4,383	4,006
Net operating income before operating expenses and impairment charges	16,480	16,913	16,910	16,505	11,605	10,319
Operating expenses	(7,216)	(7,406)	(7,416)	(7,171)	(5,455)	(4,689)
Impairment charges on loans	(968)	(993)	(1,456)	(3,238)	(931)	(482)
Profit before income tax	8,296	8,514	8,038	6,096	5,219	5,148
Income tax expense	(1,418)	(1,455)	(1,626)	(2,579)	(1,287)	(1,630)
Net profit for the year	6,878	7,059	6,412	3,517	3,932	3,518
Profit attributable to non-controlling interests	(66)	(68)	(66)	(71)	(73)	(67)
Net profit attributable to owners of Westpac Banking Corporation	6,812	6,991	6,346	3,446	3,859	3,451
Weighted average number of ordinary shares (millions)	2,997	2,997	2,960	2,747	1,871	1,846
Basic earnings per ordinary share (cents)	227.0	233.0	214.2	125.3	206.0	186.9
Diluted earnings per share (cents)[3]	217.9	223.6	207.1	123.2	200.1	185.3
Dividends per ordinary share (cents)	152	156	139	116	142	131
Dividend payout ratio (%)[4]	67.0	67.0	64.9	92.6	68.9	70.1

1           Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2           Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.9744, the noon buying rate in New York City on 30 September 2011.

3          Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

4           Calculated by dividing the dividends per ordinary share by the basic earnings per ordinary share.

Overview of performance – 2011 v 2010

Net profit attributable to owners of Westpac Banking Corporation was $6,991 million in 2011, an increase of $645 million or 10% compared to $6,346 million in 2010. The result was characterised by stable net operating income before operating expenses and impairment charges, which increased by $3 million; a small operating expense reduction, which reduced by $10 million; a large reduction of $463 million or 32% in impairment charges on loans; and a lower effective tax rate. The large reduction in impairment charges on loans reflected the improved performance of the Australian and New Zealand economies.

Net profit attributable to owners of Westpac Banking Corporation grew in the majority of our divisions.

Net interest income was $11,996 million in 2011, an increase of $154 million or 1% compared to 2010. A two basis point decline in net interest margin was more than offset by 2% growth in average interest earning assets, particularly in Australian housing loans. Net interest margin reduced as treasury earnings fell and due to the unwind of fair value adjustments related to the merger with St.George Bank Limited.

Non-interest income was $4,917 million in 2011, a decrease of $151 million or 3% compared to 2010. Fees and commissions increased as business and corporate line fees were repriced; wealth management and insurance income was up with good customer inflows into funds under administration (FUA); and increased wealth cross sell, although the contribution was partially held back by higher insurance claims and weaker asset markets. Trading income was significantly lower as highly volatile markets, particularly in the second half of 2011, resulted in lower trading income.

Operating expenses were $7,406 million in 2011, a decrease of $10 million compared to 2010. Annual cost increases, including salaries and other staff expense increases, were more than offset by lower expenditure on the St.George integration project and benefits from productivity programs.

Impairment charges on loans were $993 million in 2011, a decrease of $463 million or 32% compared to $1,456 million in 2010. Lower impairments in Westpac RBB, WIB, St.George Banking Group and New Zealand Banking were the primary drivers of the reduction.

Annual Report 2011	79

The effective tax rate was 17.1% in 2011 and 20.2% in 2010. The effective tax rate was reduced in both years by tax adjustments following finalisation of the tax consolidation impacts related to the merger with St.George Bank Limited. In 2011 a reduction to tax expense of $1,110 million was recorded, compared to a reduction of $685 million in 2010. Excluding the impact of these adjustments, the effective tax rates for 2011 and 2010 would have been 30.1% and 28.8%, respectively.

2011 earnings per share were 233.0 cents per share compared to 214.2 cents per share in 2010. There were no major capital transactions during 2011. The increase in the number of shares on issue in 2011 was primarily due to shares issued under the Dividend Reinvestment Plan (DRP).

Given the improved earnings and capital position in 2011, a final dividend of 80 cents per share has been declared by the Board, taking the full year dividend for 2011 to 156 cents per share. The dividend is fully franked. This full year dividend represents an increase of 12% over the dividends declared in 2010 and a pay-out ratio of 67%.

Income statement review – 2011 v 2010

Net interest income – 2011 v 2010

	2011	2010	2009
	$m	$m	$m
Interest income	38,098	34,151	30,446
Interest expense	(26,102)	(22,309)	(18,800)
Net interest income	11,996	11,842	11,646
Increase/(decrease) in net interest income
Due to change in volume	207	1,344	2,760
Due to change in rate	(53)	(1,148)	1,664
Change in net interest income	154	196	4,424

Net interest income was $11,996 million in 2011, an increase of $154 million or 1% compared to 2010.

Net interest margins declined 2 basis points to 2.19% in 2011 from 2.21% in 2010. Lower Treasury income and the unwind of fair value adjustments on financial instruments relating to the merger with St.George Bank Limited were the main drivers of the decline, partially offset by improved margins in our customer divisions of 4 basis points.

Loan growth1 in 2011 was 4% compared to 2010, with the key feature being the 6% growth in Australian housing loans. The growth in Australian housing loans was partially offset by reductions in Australian business loans. New Zealand lending growth was modest.

Loan growth had the following specific components:

▪          Australian housing loans experienced solid growth with balances increasing 6% or $16.8 billion compared to 2010. Westpac RBB mortgages grew 8%, which was ahead of banking system2. St.George Banking Group mortgages growth of 2% was impacted by reduced flow from mortgage brokers;

▪          Australian business and corporate loans declined 1% or $1.8 billion compared to 2010 due to contractions in commercial property lending and the WIB lending portfolios, partially offset by positive growth in the SME segment;

▪          New Zealand lending increased 3% or NZ$1.4 billion compared to 2010, reflecting the low growth environment in New Zealand. The majority of growth occurred in housing lending, with growth in business lending improving in the second half of 2011; and

▪          growth in other overseas loans was in the WIB portfolio, reflecting WIB’s expanded presence in Asia.

1            For the purposes of this discussion on net interest income, loan and deposit growth has been determined by comparing balances at 30 September 2011 to balances at 30 September 2010.

2            APRA system growth, 12 months to 30 September 2011.

80	Westpac Group

Review of Group operations

Total deposits1 increased 10% or $32.9 billion in 2011 compared to 2010. The growth in deposits resulted in customer deposit growth exceeding loan growth and the deposit to loan ratio improving 380 basis points.

Deposit growth had the following specific components:

▪          Australian customer deposits increased 10% or $23.9 billion. This was driven by growth in Australian term deposits, which grew 25% or $22.2 billion, reflecting increased savings rates and the strength of the franchise in uncertain times, as well as an increased focus on customer deposit raising initiatives;

▪          Australian non-interest bearing accounts increased 12% or $1.5 billion, reflecting growth in mortgage offset accounts; and

▪          New Zealand customer deposits increased 5% or NZ$1.9 billion with growth across both at call and term deposits products.

Interest spread and margin – 2011 v 2010

	2011	2010	2009
	$m	$m	$m
Group
Net interest income	11,996	11,842	11,646
Tax equivalent gross up1	-	-	45
Net interest income (including gross up)	11,996	11,842	11,691
Average interest earning assets	548,221	534,991	490,669
Average interest bearing liabilities	513,535	501,968	465,842
Average net non-interest bearing liabilities and equity	34,686	33,023	24,827
Interest spread[2]	1.87%	1.94%	2.18%
Benefit from free funds[3]	0.32%	0.27%	0.20%
Net interest margin[4]	2.19%	2.21%	2.38%

1          We entered into various tax effective financing transactions that derived income that was subject to a reduced rate of income tax. The impact of this was reflected in lower income tax expense and interest income. In order to improve comparability, this income was presented on a tax equivalent basis using the applicable tax rate of the geography in which the transaction was booked. The tax equivalent gross up was discontinued in 2010, reflecting the immaterial nature of the balance as the Group continued to run-down the related assets.

2          Interest spread is the difference between the average yield (including tax equivalent gross up) on all interest earning assets and the average rate paid on all interest bearing liabilities.

3          The benefit of net non-interest bearing assets, liabilities and equity is determined by applying the average rate of interest paid on all interest bearing liabilities to the average level of net non-interest bearing funds as a percentage of average interest earning assets.

4          Net interest margin is calculated by dividing net interest income (including tax equivalent gross up) by average interest earning assets.

Net interest margin was 2.19% in 2011, a decline of 2 basis points compared to 2010. Key drivers of the margin decrease were:

▪          an 11 basis point decline from higher retail and wholesale funding costs, due to a:

–         7 basis point decline from customer deposits, largely due to competition for online savings accounts in the prior year, with the full period impact carrying into 2011. A decline in the benefit from hedging low interest transaction accounts also had a 3 basis point negative impact on margins. Mix impacts were also negative as customer preferences resulted in deposit growth skewed towards products with lower spreads; and

–         4 basis point decline from higher wholesale funding costs, as relatively low cost funding was replaced by higher cost funding since the global financial crisis. Wholesale funding costs include the cost of funding growth in liquid assets, which had an impact of approximately 1 basis point.

▪          a 3 basis point decline due to the impact of amortisation of fair value adjustments relating to the merger with St.George Bank Limited;

▪          a 3 basis point decline reflecting a reduction in Treasury income following stronger revenues in 2010; partially offset by

▪          a 15 basis point increase on assets, primarily from repricing, which occurred predominantly in mortgages.

1            For the purposes of this discussion on net interest income, loan and deposit growth has been determined by comparing balances at 30 September 2011 to balances at 30 September 2010.

Annual Report 2011	81

Non-interest income – 2011 v 2010

	2011	2010	2009
	$m	$m	$m
Fees and commissions[1]	2,568	2,469	2,643
Wealth management and insurance income[1]	1,618	1,560	1,362
Trading income	558	797	901
Other income	173	242	(47)
Total non-interest income	4,917	5,068	4,859

1          To improve presentation in 2011, we have reclassified certain fees from wealth management and insurance income to fees and commissions. We have revised comparative periods accordingly (2010 $36 million, 2009 $6 million).

Non-interest income was $4,917 million in 2011, a decrease of $151 million or 3% compared to 2010. The decrease was primarily due to the impact of market volatility on trading income, particularly in the second half of 2011. Lower trading income was partially offset by growth in fees and commissions and wealth management and insurance income.

Fees and commissions income was $2,568 million in 2011, an increase of $99 million or 4% compared to 2010. This increase was primarily due to:

▪          higher facility fees of $73 million, primarily due to:

–         higher business and commercial fees of $106 million from repricing of line fees, partially offset by an accounting reclassification in the St.George Banking Group which resulted in fees of $30 million being transferred to net interest income; and

–         increased banking related fees of $16 million in WIB, more than offset by lower deposit account keeping fees of $17 million as customers migrated to accounts with lower fees, and reduced mortgage fees of $7 million from lower new lending volumes.

▪          higher transaction fees and commissions of $27 million, primarily due to:

–         an increase in advice commissions of $53 million, which included a $32 million benefit from the update of amortisation profiles of capitalised fees and costs; partially offset by

–         a decrease in merchant fees of $6 million as average interchange rates reduced in line with changes in the mix of spending; and

–         a decrease in deposit transaction fees of $18 million as customers migrated to accounts with lower fees.

Wealth management and insurance income was $1,618 million in 2011, an increase of $58 million or 4% compared to 2010. This increase was primarily due to:

▪          higher funds management income of $83 million due to the higher average FUM/FUA from positive net inflows, a benefit from the revaluation of investments in Ascalon funds of $23 million, and the sale of single manager rights which resulted in a gain of $12 million;

–         an increase in average Group Funds under Management (FUM) of $0.8 billion or 2% compared to 2010 from inflows in wholesale portfolios, partly offset by outflows in retail and WIB portfolios; and

–         an increase in average Group Funds under Administration (FUA) of $4.9 billion or 6% compared to 2010 due to inflows in the wrap platforms and corporate super portfolios in addition to a marginally positive impact from asset markets.

▪          an increase in insurance income of $25 million compared to 2010 due to premium growth in general and life insurance, reduced claims in lenders mortgage insurance and improved returns on the investment portfolio, which more than offset higher claims related to various natural disasters, including the Victorian and Queensland floods; partially offset by

▪          returns from invested capital decreased by $41 million compared to 2010. This primarily reflected a change in how capital was invested with more investments in fixed income products, which is reflected in net interest income and not in wealth management income.

Trading income decreased by $239 million or 30% compared to 2010. Volatility in the market, especially in the second half of the year, impacted interest rate trading activities, which resulted in a decrease in WIB markets trading income.

Other income was $173 million in 2011, a decrease of $69 million or 29% compared to 2010. This decrease was primarily driven by movements in economic hedges relating to hybrid instruments.

82	Westpac Group

Review of Group operations

Operating expenses – 2011 v 2010

	2011	2010	2009
	$m	$m	$m
Salaries and other staff expenses	4,055	3,990	3,806
Equipment and occupancy expenses	1,115	1,082	926
Other expenses	2,236	2,344	2,439
Total operating expenses	7,406	7,416	7,171
Total operating expenses to net operating income ratio	43.8%	43.9%	43.4%

Operating expenses were $7,406 million in 2011, a decrease of $10 million compared to 2010. The expense to income ratio was 43.8% in 2011, a decrease of 10 basis points compared to 2010.

Salaries and other staff expenses were $4,055 million in 2011, an increase of $65 million or 2% compared to 2010. This increase was driven by:

▪          increased salary and employee entitlement costs due to an average salary increase of 4% from January 2011; and

▪          increased restructure costs due to productivity restructuring in 2011; partially offset by

▪          reduced FTE as a result of productivity initiatives; and

▪          lower transaction and integration expenses related to the St.George merger.

Equipment and occupancy expenses were $1,115 million, an increase of $33 million or 3% compared to 2010. The increase was driven by:

▪          additional rental and property related costs, increases in corporate property space to accommodate projects and additional expenses associated with refurbishment and expansion of branch and ATM networks, including the conversion of 34 St.George branches in Victoria to the Bank of Melbourne brand. The Westpac Group also expanded its footprint with a net additional 15 branches (including Bank of Melbourne) and installed an additional 119 proprietary ATMs; partially offset by

▪          a decrease in software costs due to non-recurrence of impairments recognised in 2010.

Other expenses were $2,236 million in 2011, a decrease of $108 million or 5% compared to 2010. The decrease was driven by:

▪          a decrease in costs relating to technology purchased services and professional services due to reduced spend on St.George integration activities and implementation progression of the SIPs program from design phase in 2010, to build and deliver in 2011; and

▪          the one-off donation of $20 million to the Westpac Foundation in 2010, which was not repeated in 2011; partially offset by

▪          an increase in advertising costs, credit card loyalty costs and outsourced costs.

Impairment charges on loans – 2011 v 2010

	2011	2010	2009
	$m	$m	$m
Impairment charges on loans	993	1,456	3,238
Impairment charges on loans to average gross loans (basis points)	20	30	75

Impairment charges on loans were $993 million in 2011, a decrease of $463 million or 32% compared to 2010 as asset quality continued to improve and the work-out of stressed and impaired facilities progressed. The improvement in asset quality is reflected in a 72 basis point decline, to 248 basis points, in the ratio of stressed assets to total committed exposures, supported by a decline in the rate of emerging new stress, and some large upgrades and repayments as facilities were worked out.

New individually assessed provisions have remained relatively high as the work-out of the stressed portfolio saw companies downgraded from watchlist and substandard categories of stress into impaired. A top-up of existing impaired provisions has also been required, particularly in the second half of 2011 as the Group updated the assessment of security values.

Movements in collectively assessed provisions in 2011 reflected the improvement in watchlist and substandard facilities, an increase in mortgage delinquencies through the year, and a reduction in economic overlay provisions in the first half of 2011.

The economic overlay in 2011 was $107 million lower compared to 2010. In the first half of 2011, $174 million in provisions associated with commercial property and economic conditions were no longer required as identified provisions

Annual Report 2011	83

were booked through both individually assessed provisions and collectively assessed provisions. Partially offsetting this reduction was a $68 million increase in provisions associated with floods and cyclones in Australia and the second Christchurch earthquake. In the second half of 2011, with greater certainty around the impact of the floods and earthquakes, $55 million was released from these provisions as well as the commercial property overlay from reductions in stress. This release was offset by increases in provisions of $54 million for other sectors of the Australian economy that are likely to be impacted by the high Australian dollar and weaker consumer and business sentiment.

Key movements in impairment charges on loans were:

▪          new collectively assessed provisions decreased by $387 million compared to 2010, mainly driven by:

–         lower collective provisions recorded in each of the divisions, with the largest reductions recorded in WIB from repayments and companies returning to full health. In Westpac RBB, St.George Banking Group and New Zealand Banking portfolios, improvement was seen across both the business and consumer segments; and

–         the release of economic overlay provisions in 2011.

▪          new individually assessed provisions less write-backs and recoveries decreased by $76 million compared to 2010, primarily due to:

–         higher write-backs, particularly in WIB; partially offset by

–         higher new individually assessed provisions in the Australian banking portfolios of Westpac RBB and St.George Banking Group from a number of small top-ups for existing impaired assets and from the migration of some exposures to impaired that were previously in the watchlist category.

Income tax expense – 2011 v 2010

	2011	2010	2009
	$m	$m	$m
Income tax expense	1,455	1,626	2,579
Tax as a percentage of profit before income tax expense (effective tax rate)	17.1%	20.2%	42.3%

Income tax expense was $1,455 million in 2011, a decrease of $171 million or 11% compared to 2010. The effective tax rate decreased to 17.1% in 2011, from 20.2% in 2010. The decrease was driven by the following tax impacts:

▪          finalisation of the tax consolidation related to the merger with St.George Group gave rise to an income tax expense adjustment of $1,110 million during the year ended 30 September 2011 (2010 $685 million). The tax consolidation process required Westpac to reset the tax value of certain St.George Bank Limited assets to the appropriate market value of those assets as at the effective date of the tax consolidation (31 March 2009); and

▪          changes in tax provisioning for New Zealand structured finance transactions entered into between 1998 and 2002 significantly impacted the tax rate in both the 2009 and 2010 years. In 2009, a provision of $703 million was raised following a decision by the New Zealand High Court in proceedings relating to those transactions, while $106 million was then released from the provision in 2010 following a settlement with the Commissioner of Inland Revenue (CIR).

Excluding the impact of the St.George related benefits and the New Zealand structured finance transactions, the effective tax rate in 2011, 2010 and 2009 would have been 30%, 30% and 31% respectively.

Overview of performance – 2010 v 2009

Net profit attributable to owners of Westpac Banking Corporation for 2010 was $6,346 million, an increase of $2,900 million or 84% compared to $3,446 million in 2009. The result was characterised by modest growth of $405 million or 2% in net operating income before operating expenses and impairment charges on loans (hereafter referred to as net operating income), operating expense growth of $245 million or 3%, a significant reduction of $1,782 million or 55% in impairment charges on loans and a lower effective tax rate. The significant reduction in impairment charges on loans reflected the improved performance of the Australian and New Zealand economies in 2010.

The increase in net profit attributable to owners of Westpac Banking Corporation from 2009 to 2010 was also assisted by the merger with St.George Bank Limited. On 1 December 2008, Westpac Banking Corporation completed its merger with St.George Bank Limited. For accounting purposes, St.George was consolidated on 17 November 2008 and St.George’s net profit was included in the 2009 results from 18 November 2008 to 30 September 2009. This meant that the Westpac Group 2010 results included a full 52 weeks of St.George Bank Limited’s operations whereas the Group’s 2009 results included approximately 46 weeks. The following discussion and Review of Group operations and the discussion of Divisional performance for 2010 v 2009 will identify the impact that the additional six weeks had on our year-on-year performance.

Net profit grew in the majority of our divisions. WIB, St.George Banking Group, BTFG, New Zealand Banking and Other divisions net profit increased by $1,175 million, $95 million, $109 million, $64 million and $1,609 million respectively, while Westpac RBB net profit decreased by $152 million.

84	Westpac Group

Review of Group operations

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

Operating expenses were $7,416 million in 2010, an increase of $245 million or 3% compared to 2009. Most of this increase was attributable to the inclusion of the St.George expense base for the full year. Excluding the impact of an additional six weeks of St.George’s operations in 2010, the increase in operating expenses was mainly driven by continued investment in customer facing employees, investment in our branch network and increased spend on technology projects, offset by cost savings related to merger synergies and lower spend on the St.George integration project.

Impairment charges on loans were $1,456 million in 2010, a decrease of $1,782 million or 55% compared to $3,238 million in 2009. The impact of including St.George Banking Group impairments for the full year was not significant. Lower WIB and New Zealand Banking impairments were the primary driver of the reduction.

The effective tax rate decreased from 42% in 2009 to 20% in 2010. This was driven by two factors:

▪          the Group finalised a component of tax consolidation related to the merger with St.George. This led to a reduction of $685 million to the Group’s tax expense for 2010; and

▪          tax provisioning for New Zealand structured finance transactions entered into between 1998 and 2002, significantly impacted the tax rate in each year. In 2009 a provision of $703 million was raised. Following a settlement with the Commissioner of Inland Revenue (CIR), $106 million was released from the provision in 2010.

2010 earnings per share was 214.2 cents per share compared to 125.3 cents per share in 2009. There were no major capital transactions during 2010. The increase in the number of shares on issue in 2010 was primarily due to shares issued under the Dividend Reinvestment Plan (DRP).

Given the improved earnings during 2010, a final dividend of 74 cents per share was declared by the Board, taking the full year dividend for 2010 to 139 cents per share. The dividend was fully franked. This full year dividend represented an increase of 20% over the dividends declared in 2009 and a pay-out ratio of 64.9%.

Income statement review – 2010 v 2009

Net interest income – 2010 v 2009

Net interest income was $11,842 million in 2010, an increase of $196 million or 2% compared to 2009. Excluding the impact of the additional six weeks of St.George’s operations in 2010, net interest income was flat.

Net interest margins decreased in 2010 by 17 basis points compared to 2009. Loan repricing was insufficient to offset the significant increases in funding costs. Average wholesale funding costs rose as more expensive wholesale funding was used to replace maturing less expensive wholesale funding and to fund increases in assets. The cost of customer deposits also rose as competition increased in these markets. Revenue generated from Group Treasury and WIB Markets also decreased, which impacted net interest margins.

Loan growth1 in 2010 was 3% compared to 2009, with the key feature being the 12% growth in Australian housing loans. The Group grew ahead of system in both Australia and New Zealand. Strong growth in Australian housing lending was offset by reductions in business lending.

Loan growth had the following specific components:

▪          Australian housing lending increased 12% or $30.2 billion compared to 2009. Australian housing credit growth was 1.2 times banking system2. Initial solid growth in the First Home Buyer segment slowed through the year as Government First Home Buyer incentives were reduced. The Investor segment returned to partially offset the slower growth in the Owner Occupier segment;

1            For the purposes of this discussion on net interest income, loan and deposit growth was determined by comparing balances at 30 September 2010 to balances at 30 September 2009.

2            APRA system growth, 12 months to 30 September 2010.

Annual Report 2011	85

▪          Australian business lending declined 8% or $11.1 billion compared to 2009. Slightly over half of the decline was the result of contraction in the commercial property lending portfolio, as runoff exceeded new lending. The remainder of the decline was the result of low demand and the Institutional portfolio being impacted by large customers deleveraging;

▪          housing lending in New Zealand grew ahead of system1 at 6% or NZ$1.8 billion; and

▪          New Zealand business lending (including Institutional lending) contracted 2% or NZ$0.5 billion, largely following declines in demand.

Total deposits2 at 30 September 2010 increased 2% or $7.9 billion compared to 2009 with a 5% or $12.9 billion increase in customer deposits. Growth in non-interest bearing accounts was also strong, predominantly as a result of mortgage offset account growth. The contribution from Treasury deposits reduced, following the decision to replace short-term wholesale funding with longer term wholesale funding. This resulted in Treasury deposits contracting by $4.9 billion or 8%.

The Group grew customer deposits market share in Australia and New Zealand. In Australia growth in household deposits was 1.1 times banking system3.

Deposit growth had the following specific components:

▪          Australian customer deposits increased 5% or $12.4 billion. This growth was driven by increases in term deposits of 12% or $9.5 billion, which saw particularly strong growth in the first half of 2010, and in the second half of 2010 by increases in at call accounts reflecting changing customer preferences;

▪          Australian non-interest bearing deposits increased 19% or $1.9 billion, primarily in mortgage off-set accounts;

▪          New Zealand term deposits increased 16% or NZ$2.8 billion; and

▪          the certificate of deposit portfolio, which provided the Group with short-term wholesale funding, was reduced as the Group continued to lengthen the duration of wholesale funding. Within this portfolio there was also a reduction in Australian certificates of deposit as they were replaced with longer term certificates of deposit issued in the United States.

Interest spread and margin – 2010 v 2009

Net interest margin was 2.21% for 2010, a decline of 17 basis points compared to 2009. Excluding the impact of the additional six weeks of St.George’s operations, net interest margin declined 15 basis points compared to 2009. Key drivers of the margin decrease were a:

▪          26 basis point decline from higher retail and wholesale funding costs due to a:

–         15 basis point decline from customer deposits, as the cost of raising retail funds increased. At the same time most growth over the period was in products with higher rates including term deposits, on-line and savings accounts; and

–         11 basis point decline from higher wholesale funding costs, arising as relatively low cost funding was replaced by higher cost funding post the global financial crisis.

▪          21 basis point increase on assets, substantially all from repricing, which occurred predominantly in mortgages;

▪          3 basis point decline from a decrease in earnings on physical capital and the amortisation of fair value adjustments on financial instruments relating to the merger with St.George; and

▪          7 basis point decline reflecting a reduction in Treasury and Markets income following strong revenues in 2009.

Non-interest income – 2010 v 2009

Non-interest income was $5,068 million in 2010, an increase of $209 million or 4% compared to 2009. The inclusion of the additional six weeks of St.George’s operations was responsible for the majority of the growth.

Fees and commissions income was $2,469 million in 2010, a decrease of $174 million or 7% compared to 2009. The additional six weeks of St.George’s operations increased fees and commission by approximately 3%. Excluding this impact, fees and commissions declined, with customer fees decreasing $298 million following the reduction in customer fees, lower account keeping and transaction fee income, reduced automatic teller machine (ATM) fee income and lower credit card loyalty fee income. This reduction was partially offset by an increase in banking and credit related fees of $115 million, primarily due to the repricing of undrawn line fees from corporate and business facilities.

1            RBNZ system growth, 12 months to 30 September 2010.

2            For the purposes of this discussion on net interest income, loan and deposit growth was determined by comparing balances at 30 September 2010 to balances at 30 September 2009.

3            APRA system growth, 12 months to 30 September 2010.

86	Westpac Group

Review of Group operations

Wealth management and insurance income was $1,560 million in 2010, an increase of $198 million or 15% compared to 2009. The additional six weeks of St.George’s operations increased wealth management and insurance income by approximately 2%. The increased wealth management income was also driven by improvements in investment markets, growth in FUM and FUA and associated revenue. Insurance earnings improved due to premium growth, including the benefit of cross selling across the Group.

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

Other income was $242 million in 2010, an increase of $289 million compared to 2009. This increase was primarily driven by impairment and mark-to-market losses in 2009 that did not reoccur in 2010. 2009 included asset write downs and losses on financial assets held at fair value in relation to foundation investments in property and other transactions in the wholesale business. Other income in 2010 included $46 million of gains on sale of investments in WIB, including the sale of investments in Queensland airports, Westpac Office Trust and other property investments.

Operating expenses – 2010 v 2009

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

Salaries and other staff expenses were $3,990 million in 2010, an increase of $184 million or 5% compared to 2009. Excluding the additional six weeks of St.George’s operations, salaries and other staff expenses increased by 1%. This increase was driven by:

▪          increased salary costs from increased FTE, particularly associated with additional customer facing employees and additional employees to support technology projects;

▪          increased bonuses and incentives in line with improved financial performance; and

▪          increased superannuation costs and additional equity based compensation charges.

Equipment and occupancy expenses were $1,082 million, an increase of $156 million or 17% compared to 2009. Excluding the additional six weeks of St.George’s operations, equipment and occupancy expenses increased by 13%. The increased expense was driven by:

▪          increased operating lease rentals and outgoings from market repricing and additional costs associated with increasing the number of branches and ATMs during the year; and

▪          increased depreciation, in line with an increase in branch refurbishments and the expanded branch network; and

▪          increased software amortisation and impairment, as old software was impaired when new systems moved into production.

Other expenses were $2,344 million in 2010, a decrease of $95 million or 4% compared to 2009. Excluding the additional six weeks of St.George’s operations, other expenses decreased by 6%. This decrease was driven mainly by:

▪          a reduction in non-lending losses primarily from a one-off provision raised in 2009 with respect to a long standing legal proceeding, where judgment was received in that year;

▪          lower costs incurred from the redemption of credit card loyalty points; and

▪          cost savings associated with merger synergies and other discretionary expense reductions.

The decrease was partially offset by a one off contribution to the Westpac Foundation of $20 million, an increase in purchased services, particularly in technology, information services and other professional services, due to the implementation of technology projects.

Impairment charges on loans – 2010 v 2009

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

Impairment charges more than halved during 2010, as the operating environment continued to improve and the stress directly associated with the global financial crisis abated. Around two thirds of the reduction was due to lower provisions associated with larger institutionals and corporates. These customers felt the impact of the financial crisis early, but with conditions stabilising, new provisions declined materially. The other major contributors to the decline were New Zealand Banking, as that economy emerged from recession, and a small release in the economic overlay in contrast to the increase in 2009, supported by the improved environment.

Annual Report 2011	87

New IAPs declined by $614 million as fewer large companies became impaired. Nevertheless, IAPs remained high principally from companies already identified as stressed being downgraded.

Within new CAPs, write-offs were largely unchanged, mostly relating to higher consumer stress from the lagged impact of slowing economic growth in 2009 and rising interest rates. Other changes in CAPs were materially lower, driven by five factors:

▪          a lower incidence of new stress in the business segments;

▪          the transfer of some collective provisions to IAPs as companies were downgraded;

▪          company upgrades and reductions in exposures that allowed some collective provisions to be released;

▪          a positive contribution to collective provisions from factor changes; and

▪          a small reduction in the economic overlay.

The economic overlay was $49 million lower compared to 30 September 2009. The improved operating environment reduced the probability of severe stress emerging in the construction sector and this warranted some release in associated economic overlay provisions. Partially offsetting this decline was an $8 million addition to the overlay to support possible unidentified losses following the earthquake in Canterbury in New Zealand. Given uncertainty remained around the globe and emerging signs of global recovery were fragile, Westpac felt it was prudent to maintain an economic overlay of $453 million at 30 September 2010.

Key movements in impairment charges on loans were:

▪          new IAPs decreased by $614 million, principally due to:

–         new IAPs in WIB of $573 million were $540 million lower compared to 2009, principally from significant reductions in new large corporate problem facilities and no repeat of the margin lending losses recorded in 2009;

–         new IAPs in Westpac RBB of $247 million were $33 million higher compared to 2009, principally from the lagged effect of the softer economic environment on small and medium businesses;

–         new IAPs in St.George Banking Group of $420 million were $15 million higher compared to 2009, as the commercial property sector and the need for new individual provisions stabilised; and

–         new IAPs in New Zealand Banking were $113 million lower compared to 2009, as the need for new IAPs declined as the economic environment improved. In 2009 IAPs were also adversely impacted by two large corporate exposures.

The Group benefited from higher write-backs and recoveries, principally from a positive reassessment of security values, primarily for large corporates, from the improving operating environment.

▪          new CAPs decreased by $919 million compared to 2009, principally due to:

–         a positive collective provision contribution from WIB in 2010 of $240 million which was $696 million lower than 2009. The positive contribution was due to a reduction in lending as corporates continued to deleverage, a few companies moving from watchlist back to performing grades following equity raisings, and some companies being downgraded to impaired;

–         higher interest rates and the lagged effect of slowing growth in 2009 saw a small rise in business stress and higher consumer delinquencies in Westpac RBB. This contributed to a $25 million rise in collective provision charges in 2010;

–         new collectively assessed provisions in St.George Banking Group were $1 million lower in 2010. While small business and consumer stress moderately increased, corporate stress declined, particularly in the commercial property portfolio and this led to the modest reduction in CAP charges;

–         new CAPs in New Zealand Banking were $54 million lower as some companies moved into impaired and new companies entering stressed categories declined; and

–         a reduction in the economic overlay.

Income tax expense – 2010 v 2009

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

88	Westpac Group

Review of Group operations

Balance sheet review

Selected consolidated balance sheet data1

The detailed components of the balance sheet are set out in the notes to the financial statements.

	As at 30 September
	2011	2011	2010	2009	2008	2007
	US$m2	A$m	A$m	A$m	A$m	A$m
Cash and balances with central banks	15,842	16,258	4,464	3,272	4,809	2,243
Receivables due from other financial institutions	8,332	8,551	12,588	9,974	10,434	13,290
Derivative financial instruments	47,887	49,145	36,102	33,187	34,810	24,308
Trading securities, other financial assets designated at fair value and available-for-sale securities	67,239	69,006	55,599	47,807	54,605	39,594
Loans	483,896	496,609	477,655	463,459	313,545	275,377
Life insurance assets	7,713	7,916	12,310	12,384	12,547	15,456
All other assets	22,161	22,743	19,559	19,504	8,926	7,352
Total assets	653,070	670,228	618,277	589,587	439,676	377,620
Payables due to other financial institutions	14,140	14,512	8,898	9,235	15,861	9,133
Deposits	360,799	370,278	337,385	329,456	233,730	202,054
Derivative financial instruments	38,396	39,405	44,039	36,478	24,970	25,192
Trading liabilities and other financial liabilities designated at fair value	9,552	9,803	4,850	10,848	16,689	8,223
Debt issues and acceptances	161,683	165,931	150,971	133,024	100,369	87,126
Life insurance liabilities	6,823	7,002	11,560	11,737	11,953	14,392
All other liabilities	11,026	11,316	10,824	11,100	7,915	5,888
Total liabilities excluding loan capital	602,419	618,247	568,527	541,878	411,487	352,008
Total loan capital[3]	7,964	8,173	9,632	11,138	8,718	7,704
Total liabilities	610,383	626,420	578,159	553,016	420,205	359,712
Net assets	42,687	43,808	40,118	36,571	19,471	17,908
Total equity attributable to owners of Westpac Banking Corporation	40,756	41,826	38,189	34,637	17,547	15,996
Non-controlling interests	1,931	1,982	1,929	1,934	1,924	1,912
Total shareholders’ equity and non-controlling interests	42,687	43,808	40,118	36,571	19,471	17,908
Average balances
Total assets	612,340	628,428	607,677	577,831	401,468	332,512
Loans and other receivables[4]	463,895	476,083	469,999	426,845	294,672	257,896
Shareholders’ equity	38,370	39,378	36,434	32,008	16,699	14,708
Non-controlling interests	1,872	1,921	1,914	1,915	1,918	1,911

1    Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2    Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.9744, the noon buying rate in New York City on 30 September 2011.

3    This includes Westpac Stapled Preferred Securities (SPS), Westpac Stapled Preferred Securities II (SPS II) and 2004 Trust Preferred Securities (2004 TPS) in 2011, 2010 and 2009, SPS and 2004 TPS in 2008 and 2004 TPS and Fixed Interest Resettable Securities (FIRsTS) in 2007.

4    Other receivables include other assets, cash and balances with central banks.

Annual Report 2011	89

Summary of consolidated ratios

		Year Ended 30 September
	2011	2011	2010	2009	2008	2007
(in $millions unless otherwise indicated)	US$[1]	A$	A$	A$	A$	A$
Profitability ratios (%)
Net interest margin[2]	2.19	2.19	2.21	2.38	2.07	2.19
Return on average assets[3]	1.11	1.11	1.04	0.60	0.96	1.04
Return on average ordinary equity[4]	17.8	17.8	17.4	10.8	23.1	23.5
Return on average total equity[5]	16.9	16.9	16.5	10.2	20.7	20.8
Capital ratio (%)
Average total equity to average total assets	6.6	6.6	6.3	5.9	4.6	5.0
Tier 1 ratio (%)[6]	9.7	9.7	9.1	8.1	7.8	6.5
Total capital ratio[6]	11.0	11.0	11.0	10.8	10.8	9.5
Earnings ratios
Basic earnings per ordinary share (cents)[7]	227.0	233.0	214.2	125.3	206.0	186.9
Diluted earnings per ordinary share (cents)[8]	217.9	223.6	207.1	123.2	200.1	185.3
Dividends per ordinary share (cents)	152	156	139	116	142	131
Dividend payout ratio (%)[9]	67.0	67.0	64.9	92.6	68.9	70.1
Credit quality ratios
Impairment charges on loans written off (net of recoveries)	1,819	1,867	1,300	1,874	439	349
Impairment charges on loans written off (net of recoveries) to average loans (%)	0.38	0.38	0.27	0.43	0.15	0.14

1    Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.9744, the noon buying rate in New York City on 30 September 2011.

2    Calculated by dividing net interest income (including tax equivalent gross up) by average interest earning assets.

3    Calculated by dividing net profit attributable to owners of Westpac Banking Corporation by average total assets.

4    Calculated by dividing net profit attributable to owners of Westpac Banking Corporation by average ordinary equity.

5    Calculated by dividing net profit attributable to owners of Westpac Banking Corporation by average ordinary equity and non-controlling interests.

6    For details on the calculations of this ratio refer to Note 30 to the financial statements.

7    Based on the weighted average number of fully paid ordinary shares.

8    Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

9    Calculated by dividing the dividends per ordinary share by the basic earnings per ordinary share.

Balance sheet review

Total assets as at 30 September 2011 were $670.2 billion, an increase of $52 billion or 8% compared to 30 September 2010. This growth was the result of 4% loan growth and holding higher levels of liquid assets. Total liabilities as at 30 September 2011 were $626.4 billion, an increase of $48.3 billion or 8% compared to 30 September 2010. Growth in total liabilities was driven by increased term deposits and debt issues. The key balance sheet movements were driven by the following:

▪          growth in loans of 4%, with the majority of the increase in Australian housing loans;

▪          an increase in liquid assets of 26%, mostly in cash and balances with central banks and trading securities and available-for-sale securities;

▪          growth in debt issues due to an increase in the wholesale funding portfolio;

▪          an increase in derivative financial instruments primarily due to foreign currency movements; and

▪          growth in deposits of 10%, mainly driven by increases in Australian term deposits.

Assets – 2011 v 2010

The key movements in assets are outlined below.

Cash balances with central banks (up $12 billion)

This was primarily due to an increase in liquid assets from increased collateral balances following the sharp end of period decline in the value of the Australian dollar.

Receivables due from other financial institutions (down $4 billion)

The decrease was due to a decline in collateral placed, partially offset by an increase in interbank lending due to seasonal trends.

90	Westpac Group

Review of Group operations

Derivative financial instruments (assets) (up $13 billion)

The increase in derivative financial instruments was primarily due to cross currency swaps hedging our offshore borrowings, which were impacted by principal resets following exchange rate movements.

Trading securities, other financial assets designated at fair value and available-for-sale securities (up $13 billion)

The increase occurred primarily in holdings of Government, Semi-Government and bank securities and was largely an increase in liquid asset holdings.

Loans (up $19 billion)

The growth in loans was primarily due to growth in Australian loans of $15.1 billion and New Zealand loans of $2.4 billion. In Australia, an increase of $16.8 billion or 6% in Australian housing loans was partially offset by a decrease in Australian business lending of $1.8 billion or 1% and a decrease in Australian margin lending of $669 million or 19%.

Life insurance assets (down $4 billion)

Through a successor funds transfer, BTFG transferred certain superannuation funds out of life companies into separately managed super funds, which are not consolidated. A corresponding change occurred in life insurance liabilities.

Other assets (up $3 billion)

The increase in other assets was primarily due to securities trading activities in WIB.

Liabilities and equity – 2011 v 2010

The key movements in liabilities and equity are outlined below.

Payables due to other financial institutions (up $6 billion)

The increase in payables due to other financial institutions was primarily due to an increase in collateral received.

Deposits (up $33 billion)

Deposits increased primarily as a result of an increase in Australian term deposits of $22.2 billion or 25% as savings rates in Australia increased and the Group’s increased focus on customer deposit raising initiatives. Growth in mortgage offset accounts resulted in an increase in Australian non-interest bearing accounts of $1.5 billion or 12%. Increased overseas deposits of $8 billion reflected growth in corporate customer balances and investors preference for certificates of deposit.

Derivative financial instruments (liabilities) (down $5 billion)

The decrease in derivative financial instruments was due to cross currency swaps liabilities, partially offset by an increase in interest rate swap liabilities due to changes in interest rates.

Trading liabilities and other financial liabilities designated at fair value (up $5 billion)

The increase in trading liabilities was largely due to securities trading activities in WIB.

Debt issues and acceptances (up $15 billion)

Debt issues increased due to growth in the wholesale funding portfolio.

Life insurance liabilities (down $5 billion)

Through a successor funds transfer, BTFG transferred certain superannuation funds out of life companies into separately managed super funds, which are not consolidated. A corresponding change occurred in life insurance assets.

Loan capital (down $1 billion)

The decrease in loan capital was due to the redemption of term subordinated bonds, notes and debentures.

Equity attributable to owners of Westpac Banking Corporation (up $4 billion)

The increase in equity was due to an increase in net retained profits after dividend payment and the issuance of shares to satisfy the DRP.

Assets – 2010 v 2009

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

Annual Report 2011	91

Loans (up $14 billion)

The growth in loans was principally due to an increase of $30.2 billion or 12% in Australian housing loans. This increase was partially offset by a decrease in Australian business lending of $11 billion or 8%. The remainder of the decrease arose in other overseas locations.

Liabilities and equity – 2010 v 2009

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

Equity attributable to owners of Westpac Banking Corporation (up $4 billion)

The increase in equity was due to increased retained profits ($3 billion) and the issuance of shares to satisfy the DRP ($1 billion).

Loan quality 2011 v 2010

	As at 30 September
	2011	2010	2009
	$m	$m	$m
Total gross loans[1]	500,654	482,366	467,843
Average gross loans
Australia	439,165	428,861	381,858
New Zealand	44,279	45,171	45,832
Other overseas	5,228	5,428	6,529
Total average gross loans	488,672	479,460	434,219

1            Gross loans are stated before related provisions for impairment.

Total gross loans represented 75% of the total assets of the Group as at 30 September 2011, compared to 78% in 2010.

Our lending is focused on our core geographic markets in Australia and New Zealand. Australia and New Zealand average loans were $483.4 billion in 2011, an increase of $9.4 billion or 2% from $474.0 billion in 2010. This increase was primarily due to growth in Australian housing lending.

Other overseas average loans were $5.2 billion in 2011, a decrease of $0.2 billion or 4% from $5.4 billion in 2010.

Approximately 21% of the loans at 30 September 2011 mature within one year and 23% mature between one year and five years. Retail lending comprises the bulk of the loan portfolio maturing after five years.

92	Westpac Group

Review of Group operations

	As at 30 September
	2011	2010	2009	2008	2007
	$m	$m	$m	$m	$m
Impaired loans
Non-performing loans[1]:
Gross	4,287	4,240	3,526	1,059	423
Impairment provisions	(1,487)	(1,677)	(1,308)	(438)	(159)
Net	2,800	2,563	2,218	621	264
Restructured loans:
Gross	129	132	71	6	4
Impairment provisions	(29)	(32)	(26)	-	-
Net	100	100	45	6	4
Overdrafts, personal loans and revolving credit greater than 90 days past due:
Gross	200	213	173	112	113
Impairment provisions	(147)	(155)	(148)	(97)	(107)
Net	53	58	25	15	6
Net impaired loans	2,953	2,721	2,288	642	274
Provisions for impairment on loans and credit commitments
Individually assessed provisions	1,461	1,622	1,228	413	148
Collectively assessed provisions	2,953	3,439	3,506	1,761	1,410
Total provisions for impairment on loans and credit commitments	4,414	5,061	4,734	2,174	1,558
Loan quality
Total impairment provisions for impaired loans to total impaired loans[2]	36.0%	40.7%	39.3%	45.4%	49.2%
Total impaired loans to total loans	0.92%	0.95%	0.81%	0.37%	0.20%
Total provisions for impairment on loans and credit commitments to total loans[3]	0.88%	1.05%	1.01%	0.69%	0.56%
Total provisions for impairment on loans and credit commitments to total impaired loans	95.6%	110.4%	125.6%	184.8%	288.5%
Collectively assessed provisions to non-housing performing loans	1.7%	2.0%	1.8%	1.1%	1.1%

1    Non-performing loans are loans with an impaired internal risk grade, excluding restructured assets.

2    Impairment provisions relating to impaired loans include individually assessed provisions plus the proportion of the collectively assessed provisions that relate to impaired loans. The proportion of the collectively assessed provisions that relate to impaired loans was $202 million as at 30 September 2011 (2010 $244 million, 2009 $254 million, 2008 $121 million, 2007 $118 million). This sum is compared to the total gross impaired loans to determine this ratio.

3    Prior to 2010 this ratio has included, if applicable, the APRA required capital deduction (above A-IFRS provisioning levels), which formed part of the APRA termed General Reserve for Credit Losses. Beginning in 2010 this ratio is based only on A-IFRS provisioning levels. The ratios at 30 September 2009 and 30 September 2008 were not impacted and the ratio at 30 September 2007 was revised from 0.61% to 0.56%.

The quality of our loan portfolio as at 30 September 2011 remains relatively stable, with 76% of our exposure to either investment grade or secured consumer mortgages (2010 74%, 2009 72%) and 98% of our exposure in our core markets of Australia, New Zealand and the Pacific region (2010 99%, 2009 99%).

Potential problem loans1 as at 30 September 2011 amounted to $2,489 million, a decrease of 35% from $3,852 million at 30 September 2010.

At 30 September 2011, total impaired loans as a percentage of total gross loans were 0.92%, a decrease of 0.03% from 0.95% at 30 September 2010.

At 30 September 2011, we had 12 impaired counterparties with exposure greater than $50 million, collectively accounting for 21% of total impaired loans. This compares to 11 impaired counterparties with exposure greater than $50 million in 2010 accounting for 20% of total impaired loans. There were 37 impaired exposures at 30 September 2011 that were less than $50 million and greater than $20 million (2010 49 impaired exposures).

We believe that Westpac remains appropriately provisioned with total impairment provisions for impaired loans to total impaired loans coverage at 36.0% at 30 September 2011 compared to 40.7% at 30 September 2010. Total provisions for impairment in loans and credit commitments represented 95.6% of total impaired loans as at 30 September 2011, down

1            Potential problem loans are facilities that are performing and no loss is expected, but the customer demonstrates significant weakness in debt servicing or security cover that could jeopardise repayment of debt on current terms if not rectified.

Annual Report 2011	93

from 110.4% at 30 September 2010. Total provisions for impairments on loans and credit commitments to total loans was 0.88% at 30 September 2011, down from 1.05% at 30 September 2010 (2009 1.01%).

Consumer mortgage loans 90 days past due at 30 September 2011 were 0.55% of outstandings, an increase of 8 basis points from 0.47% of outstandings at 30 September 2010 (2009 0.37%).

Other consumer loan delinquencies (including credit card and personal loan products) were 1.16% of outstandings as at 30 September 2011, a decrease of 9 basis points from 1.25% of outstandings as at 30 September 2010 (2009 1.04%).

Capital resources

Capital management strategy

Westpac’s approach to capital management seeks to balance the fact that capital is an expensive form of funding with the need to be adequately capitalised as an ADI. Westpac considers the need to balance efficiency, flexibility and adequacy when determining sufficiency of capital and when developing capital management plans.

Westpac evaluates these considerations through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

▪          the development of a capital management strategy including target capital ratios, capital buffers and contingency plans which guide the development of specific capital plans;

▪          consideration of both economic and regulatory capital requirements;

▪         a process which challenges the capital measures, coverage and requirements, which incorporates a comparison of economic and regulatory requirements and the use of the Quantitative Scenario Analysis (stress testing) framework that considers, amongst other things, the impact of adverse economic scenarios that threaten the achievement of planned outcomes; and

▪          consideration of the perspectives of external stakeholders such as regulators, rating agencies and equity and debt investors.

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

As provided for in the Basel II accord, APRA has exercised discretions to make the framework more relevant in the Australian market, and in particular has required that Australian banks using the most sophisticated models for credit and operational risk will also be required to hold regulatory capital for the interest rate risk taken in the banking book. The models used to quantify this risk are similar to the models used for traded market risk. In addition APRA has applied discretion in the calculation of the components of regulatory capital.

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

Refer to ‘Significant developments’ in Section 1 for a discussion on future regulatory developments that may impact upon capital requirements.

94	Westpac Group

Review of Group operations

Purchases of equity securities

The following table details share repurchase activity for the year ended 30 September 2011:

	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share $	Total Number of Ordinary Shares Purchased as Part of a Publicly Announced Program	Maximum Number (or Approximate $ Value) of Ordinary Shares that may yet be Purchased Under the Plans or Programs
Month
October (2010)	-	-	-	n/a
November (2010)	-	-	-	n/a
December (2010)	11,032	22.47	-	n/a
January (2011)	-	-	-	n/a
February (2011)	-	-	-	n/a
March (2011)	-	-	-	n/a
April (2011)	-	-	-	n/a
May (2011)	-	-	-	n/a
June (2011)	-	-	-	n/a
July (2011)	-	-	-	n/a
August (2011)	45,000	20.09	-	n/a
September (2011)	-	-	-	n/a
Total	56,032	20.56	-	-

Purchases of ordinary shares during the year were made on market and relate to the following:

▪          treasury shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac in respect of equity derivatives sold to customers: 56,032 ordinary shares.

Refer to Note 24 to the financial statements for a discussion of treasury share purchases.

Commitments

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments. The following table shows our significant contractual cash obligations as at 30 September 2011:

	Up to	Over 1	Over 3	Over
	1 Year	to 3 Years	to 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
On balance sheet long-term debt[1]	28,766	50,645	29,086	13,179	121,676
Operating leases[2]	467	754	550	712	2,483
Other commitments[2]	697	991	581	47	2,316
Total contractual cash obligations	29,930	52,390	30,217	13,938	126,475

1            Refer to Note 22 to the financial statements for details of on balance sheet long-term debt.

2            Refer to Note 34 to the financial statements for details of expenditure commitments.

The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities.

Commercial commitments1

The following table shows our significant commercial commitments as at 30 September 2011:

	Up to	Over 1	Over 3	Over
	1 Year	to 3 Years	to 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
Standby letters of credit and financial guarantees	2,138	2,374	242	318	5,072
Trade letters of credit	3,558	-	-	-	3,558
Non-financial guarantees	4,986	1,479	230	2,233	8,928
Commitments to extend credit	59,014	24,925	9,400	42,821	136,160
Other commitments	318	-	-	208	526
Total commercial commitments	70,014	28,778	9,872	45,580	154,244

1            The numbers in this table are notional amounts (refer to Note 36 to the financial statements).

Annual Report 2011	95

Divisional performance

Divisional performance – 2011 v 2010

Our operations comprise five primary customer-facing business divisions:

▪          Westpac Retail & Business Banking, which we refer to as Westpac RBB;

▪          Westpac Institutional Bank, which we refer to as WIB;

▪          St.George Banking Group;

▪          BT Financial Group (Australia), which we refer to as BTFG; and

▪          New Zealand Banking.

Other divisions in the Group include Product & Operations, Technology, Group Treasury, Pacific Banking and Core Support.

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing its financial performance, including divisional results, the Westpac Group uses a measure of performance referred to as ‘Cash Earnings’. A reconciliation of Cash Earnings to net profit attributable to owners of Westpac Banking Corporation for each business division is set forth in Note 32 to the financial statements. To calculate Cash Earnings, Westpac adjusts the statutory results for the items outlined below. Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

Three categories of adjustments are made to statutory results to determine Cash Earnings:

▪          material items that key decision makers at Westpac believe do not reflect ongoing operations;

▪          items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

▪          accounting reclassifications between individual line items that do not impact statutory results, such as policyholder tax recoveries1.

The discussion of our divisional performance in this section is presented on a Cash Earnings basis unless otherwise stated. Cash Earnings is not directly comparable to statutory results presented in other parts of this Annual Report.

Outlined below are the current Cash Earnings adjustments to the statutory results:

1.      Trust Preferred Securities (TPS) revaluations – Adjustment for movements in economic hedges, including associated tax effects impacting the Foreign Currency Translation Reserve, relating to hybrid instruments classified as non-controlling interests. The adjustment is required as these hybrid instruments are not fair valued; however the hedges are fair valued and therefore there is a mismatch in the timing of income recognition in the statutory results. The mismatch is added back to statutory results in deriving Cash Earnings as it does not affect the Group’s profits over time;

2.      Treasury shares – Under A-IFRS, Westpac shares held by the Group in the managed funds and life business are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the statutory results. In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in deriving income;

3.      Ineffective hedges – The gain/(loss) on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time;

4.      Fair value gain/(loss) on other economic hedges (which do not qualify for hedge accounting under A-IFRS) comprises:

–         the unrealised fair value gain/(loss) on FX hedges of future New Zealand earnings impacting non-interest income is reversed in deriving Cash Earnings as they may create a material timing difference on statutory results but do not affect the Group’s Cash Earnings during the life of the hedge;

–         the unrealised fair value gain/(loss) on FX hedges of fees payable for the use of the Government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings as they may create a material timing difference on statutory results but do not affect the Group’s Cash Earnings during the life of the hedge; and

–         the unrealised fair value gain/(loss) on hedges of accrual accounted term funding transactions are reversed in deriving Cash Earnings as they may create a material timing difference on statutory results but do not affect the Group’s Cash Earnings during the life of the hedge.

1            Policyholder tax recoveries – income and tax amounts that are grossed up to comply with the A-IFRS accounting standard covering Life Insurance Business (policyholder tax recoveries) are reversed in deriving income and taxation expense on a Cash Earnings basis.

96	Westpac Group

Divisional performance

5.      Gain/(loss) on buyback of Government guaranteed debt – During the year ended 30 September 2011, the Group bought back some Government guaranteed debt which reduced Government guarantee fees (70 basis points) paid. In undertaking the buybacks, in addition to the 70 basis point fee saving, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the statutory results the cost incurred is recognised at the time of the buybacks. In Cash Earnings the cost incurred is being amortised over the original term of the debt that was bought back. The Cash Earnings adjustment gives effect to the timing difference between statutory results and Cash Earnings;

6.      Significant items – NZ structured finance transactions – During the year ended 30 September 2009, the Group increased tax provisioning by $703 million for New Zealand structured finance transactions entered into between 1998 and 2002. The increase in the provision followed the High Court in New Zealand finding in favour of the New Zealand Commissioner of Inland Revenue (CIR) in proceedings where Westpac challenged amended tax assessments in relation to these transactions. Due to the significant size and historical nature of the issue, the provision was treated as a Cash Earnings adjustment. During the year ended 30 September 2010, the Group reached a settlement with the CIR by agreeing to pay 80% of the full amount of primary tax and interest. The associated reversal of tax provisions of $106 million during the year ended 30 September 2010 has also been treated as a Cash Earnings adjustment;

7.      Tax provision – During the year ended 30 September 2011, the Group increased tax provisions by $70 million in respect of certain existing positions for transactions previously undertaken by the Group. The increase reflects the recent trend of global taxation authorities challenging the historical tax treatment of cross border and complex transactions. This increase in tax provisions has been treated as a Cash Earnings adjustment as it relates to the global management of existing tax positions and does not reflect ongoing operations. The Group’s management of tax positions has moved to disclosing any such transactions to the taxation authorities at or around the time of execution;

8.      St.George merger related Cash Earnings adjustments:

–         as part of the merger with St.George, transaction and integration expenses incurred over three years are being treated as a Cash Earnings adjustment as they do not impact the earnings expected from St.George following the integration period;

–         amortisation of intangible assets – the merger with St.George resulted in the recognition of core deposit intangibles and customer relationships intangible assets that are amortised over their useful lives, ranging between five and nine years. The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders;

–         the accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders, and therefore has been treated as a Cash Earnings adjustment; and

–         tax consolidation adjustment – finalisation of tax consolidation related to the merger with St.George gave rise to an income tax expense adjustment of $1,110 million during the year ended 30 September 2011 and $685 million during the year ended 30 September 2010. The tax consolidation process required Westpac to reset the tax value of certain St.George assets to the appropriate market value of those assets as at the effective date of the tax consolidation (31 March 2009). These adjustments have been treated as a Cash Earnings adjustment due to their size and as they do not reflect ongoing operations.

9.      Other non-statutory adjustments – In the year ended 30 September 2009, a provision of $121 million ($85 million after tax) was made with respect to long-standing legal proceedings, where a judgment was received in the year ended 30 September 2009. This was treated as a Cash Earnings adjustment due to its size and historical nature.

Annual Report 2011	97

Cash Earnings and assets by division

The following tables present, for each of the key divisions of our business, the Cash Earnings and total assets at the end of the financial years ended 30 September 2011, 2010 and 2009. Refer to Note 32 to the financial statements for the disclosure of our geographic and business segments and the reconciliation to net profit attributable to owners of Westpac Banking Corporation.

Cash Earnings by business division

	Years Ended 30 September
	2011	2010	2009
	$m	$m	$m
Westpac Retail & Business Banking	1,949	1,756	1,908
Westpac Institutional Bank	1,487	1,514	339
St.George Banking Group	1,167	1,041	930
BT Financial Group (Australia)	649	595	484
New Zealand Banking	347	258	194
Other divisions	702	715	657
Total Cash Earnings	6,301	5,879	4,512

Total assets by business division

	As at 30 September
	2011	2010	2009
	$bn	$bn	$bn
Westpac Retail & Business Banking	261	244	220
Westpac Institutional Bank	110	99	115
St.George Banking Group	135	134	128
BT Financial Group (Australia)	23	28	26
New Zealand Banking	41	39	40
Other divisions	100	74	61
Total assets	670	618	590

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

Our internal transfer-pricing framework attributes value between divisions. Its primary attributes are:

▪          Treasury funding – product balances are transfer-priced at inter-bank rates according to the tenor of the underlying transactions;

▪          overhead costs are allocated to revenue generating businesses; and

▪          capital charges are allocated to business groups based upon designated risk factors.

98	Westpac Group

Divisional performance

Westpac Retail & Business Banking

Westpac Retail & Business Banking (Westpac RBB) is responsible for sales and service for our consumer, small-to-medium enterprise customers and commercial customers (typically with turnover of up to $100 million) in Australia under the Westpac and RAMS brands. RAMS is a home loan franchise distribution business. Activities are conducted through Westpac RBB’s nationwide network of branches and business banking centres, home finance managers and specialised consumer and business relationship managers, with the support of cash flow, financial markets and wealth specialists, customer service centres, ATMs and internet channels. The majority of revenue from wealth products sold to Westpac customers is included in BTFG’s financial results.

Performance of Westpac RBB

	2011	2010	2009
	$m	$m	$m
Net interest income	5,326	5,132	4,943
Non-interest income	1,091	1,014	1,274
Net operating income before operating expenses and impairment charges	6,417	6,146	6,217
Operating expenses	(3,102)	(3,045)	(2,943)
Impairment charges on loans	(549)	(589)	(551)
Profit before income tax	2,766	2,512	2,723
Income tax expense	(817)	(756)	(815)
Cash Earnings for the year	1,949	1,756	1,908
Net Cash Earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	1,949	1,756	1,908
	$bn	$bn	$bn
Deposits	125.1	114.5	103.8
Loans	256.0	239.1	215.6
Total assets	261.1	243.7	219.6
Total operating expenses to net operating income ratio	48.3%	49.5%	47.3%

2011 v 2010

Westpac RBB Cash Earnings were $1,949 million in 2011, an increase of $193 million or 11% compared to 2010.

The result was driven by net interest income growth of 4%, non-interest income growth of 8%, and productivity initiatives holding expense growth to 2%. Impairment charges on loans were also lower, down 7%.

Net interest income increased by $194 million or 4% compared to 2010. The increase was driven by an increase in interest earning assets, partially offset by a reduction in margins. Features of this result included:

▪          margins reduced by 7 basis points to 2.07% in 2011 compared to 2.14% in 2010, primarily due to:

–          the carry forward of margins decline in 2010;

–         higher retail funding costs as the cost of deposits increased, particularly in online accounts and mix impacts with most new growth occurring in higher interest rate term deposits; and

–         higher wholesale funding costs; partially offset by

–         the repricing of lending, mostly mortgages, which occurred in November 2010.

▪          loans increased by $16.9 billion or 7% compared to 2010, primarily due to:

–         an increase in mortgages of $15.1 billion or 8% compared to 2010 which accounted for the majority of lending growth and which was above banking system1 growth of 6.7%. 66% of mortgages were written through the proprietary network, including RAMS, which grew its mortgage portfolio by 18%; and

–         an increase in business lending of $2.2 billion or 5% compared to 2010. Most of the business growth was in term lending to SME and commercial customers, supported by the investment in business bankers in local markets in prior periods; partially offset by

–         a decrease in other consumer lending of $0.4 billion or 4% due to the run-off of low rate card balances.

1            APRA system growth, 12 months to 30 September 2011.

Annual Report 2011	99

▪          deposits increased by $10.6 billion or 9% compared to 2010, primarily due to:

–         an increase in term deposits of $9.1 billion or 21% compared to 2010. Term deposits now represent 41% of total deposits; and

–         an increase in other deposits (online/saving/transaction) of $1.5 billion or 2%.

Non-interest income increased by $77 million or 8% compared to 2010, primarily due to:

▪          strong growth in business line fees following the repricing of those fees; and

▪          higher wealth advice fees over the year, reflecting an increased focus on referrals and cross sell.

Operating expenses increased by $57 million or 2% compared to 2010, primarily due to:

▪          higher project costs and general salary increases of 4.3%, partially offset by efficiency initiatives commenced in early 2011; and

▪          higher advertising spending due to the launch of the ‘First Bank’ branding campaigns in Australia, along with the spring home loan initiatives in the second half of 2011.

Impairment charges on loans decreased by $40 million or 7% compared to 2010 due to:

▪         an improvement in performance of the business portfolio; and

▪          consumer performance which was broadly stable in 2011, with a reduction in other consumer delinquencies offset by higher mortgage 90 day delinquencies.

The effective tax rate of 29.5% was lower for 2011 compared to 30.1% in 2010 after clarity was received on the deductibility of certain expenses incurred in prior periods.

For a discussion of the results of Westpac RBB for 2010 v 2009, refer to ‘Divisional performance – 2010 v 2009’.

100	Westpac Group

Divisional performance

Westpac Institutional Bank

Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand.

WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital, margin lending, broking and alternative investment solutions.

Customers are supported through branches and subsidiaries located in Australia, New Zealand, US, UK and Asia.

Performance of WIB

	2011	2010	2009¹
	$m	$m	$m
Net interest income	1,802	1,776	1,761
Non-interest income	1,255	1,519	1,249
Net operating income before operating expenses and impairment charges	3,057	3,295	3,010
Operating expenses	(1,032)	(1,038)	(1,011)
Impairment benefits/(charges) on loans	96	(123)	(1,516)
Profit before income tax	2,121	2,134	483
Income tax expense	(634)	(620)	(144)
Cash Earnings for the year	1,487	1,514	339
Net Cash Earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	1,487	1,514	339
	$bn	$bn	$bn
Deposits	52.2	47.8	51.0
Loans	59.6	61.5	75.3
Total assets	109.9	99.2	114.6
Total operating expenses to net operating income ratio	33.8%	31.5%	33.6%

1    The merger between Westpac and St.George Bank Limited occurred for accounting purposes on 17 November 2008. Cash Earnings of St.George institutional businesses are included in the WIB results for the period from 18 November 2008 to 30 September 2009. The 2011 and 2010 Cash Earnings are not directly comparable to 2009 due to the additional six weeks of the St.George institutional businesses included in 2011 and 2010.

2011 v 2010

WIB Cash Earnings were $1,487 million in 2011, a decrease of $27 million or 2% compared to 2010.

The result was driven by lower non-interest income (down 17% compared to 2010), partially offset by higher net interest income (up 1% compared to 2010), impairment benefits of $96 million and a 1% decline in operating expenses compared to 2010.

In 2011 WIB delivered a sound result in Global Transactional Services and in FX and Commodity, Carbon and Energy trading (CCE), where customers sought to manage their exposure to market volatility. The European sovereign debt crisis and the US debt concerns have created significant uncertainty and contributed to softer overall markets performance, lower equities broking volumes. Hastings performance fees were also lower. Lending and debt market activity remained subdued.

Net interest income increased by $26 million or 1% compared to 2010, primarily due to:

▪          an increase in margins of 29 basis points due to increased risk pricing across the book, the early amortisation of establishment fees and interest recoveries for impaired facilities; partially offset by

▪          a decrease in lending of $1.9 billion or 3% compared to 2010, with the de-gearing of institutions particularly prevalent in the first quarter of 2011. Margin lending balances were also significantly lower for 2011; and

▪          an increase in deposits of $4.4 billion or 9% compared to 2010, with transaction accounts increasing by around $1 billion and term deposits rising by around $2.9 billion.

Non-interest income decreased by $264 million or 17% compared to 2010 driven by:

▪          lower markets income from debt markets and equities; and

▪          asset sales in 2010 totalling $46 million that were not repeated in 2011; partially offset by

▪          an improved contribution from FX and CCE, especially in the second half of 2011.

Annual Report 2011	101

Operating expenses decreased by $6 million or 1% compared to 2010 and were well contained, with efficiency initiatives which were introduced early in the year offsetting higher project costs and annual salary increases.

Impairment benefits on loans contributed $96 million to profit before income tax in 2011 compared to an impairment charge of $123 million in 2010. This was due to upgrades, write-backs and improvements in asset quality.

For a discussion of the results of WIB for 2010 v 2009, refer to ‘Divisional performance – 2010 v 2009’.

102	Westpac Group

Divisional performance

St.George Banking Group

St.George Banking Group is responsible for sales and service for consumer, business and corporate customers in Australia under the St.George, BankSA and Bank of Melbourne brands.

Consumer activities are conducted through a network of branches, third party distributors, call centres, ATMs, EFTPOS terminals and internet banking services. Business and corporate customers (businesses with facilities typically up to $150 million) are provided with a wide range of banking and financial products and services, including specialist advice for cash flow finance, trade finance, automotive and equipment finance, property finance, transaction banking and treasury services. Sales and service activities for business and corporate customers are conducted by relationship managers via business banking centres, internet and customer service centre channels. The majority of revenue from wealth products sold to St.George customers is included in BTFG’s financial results.

Performance of St.George

	2011	2010	2009¹
	$m	$m	$m
Net interest income	2,826	2,668	2,313
Non-interest income	543	572	589
Net operating income before operating expenses and impairment charges	3,369	3,240	2,902
Operating expenses	(1,313)	(1,242)	(1,027)
Impairment charges on loans	(389)	(511)	(547)
Profit before income tax	1,667	1,487	1,328
Income tax expense	(500)	(446)	(398)
Cash Earnings for the year	1,167	1,041	930
Net Cash Earnings adjustments	(129)	(129)	(113)
Net profit attributable to owners of Westpac Banking Corporation	1,038	912	817
	$bn	$bn	$bn
Deposits	70.8	65.6	61.1
Loans	128.1	126.8	121.2
Total assets	135.5	134.0	127.6
Total operating expenses to net operating income ratio	39.0%	38.3%	35.4%

1    The merger between Westpac and St.George Bank Limited occurred for accounting purposes on 17 November 2008. Cash Earnings of St.George Banking Group are included in the 2009 consolidated results for the period from 18 November 2008 to 30 September 2009. The 2011 and 2010 Cash Earnings are not directly comparable to 2009 due to the additional six weeks of St.George Banking Group’s operations included in 2011 and 2010.

2011 v 2010

St.George Banking Group Cash Earnings were $1,167 million in 2011, an increase of $126 million or 12% compared to 2010.

The result was driven by net operating income before operating expenses and impairment charges growth of 4% and a 24% decline in impairment charges on loans.

Over the year, movements in net interest income and non-interest income were impacted by a reclassification of fees and commissions from non-interest income to net interest income. Excluding this reclassification, net interest income increased by 5% while non-interest income was virtually unchanged.

Net interest income increased by $158 million or 6% compared to 2010, primarily due to:

▪          an increase in margins of 15 basis points compared to 2010, driven by:

–         improved mortgage spreads due to repricing and from the roll-off of low spread one-year specials written in 2010; partially offset by

–         lower deposit spreads due to intense competition over the year and from mix impacts as all growth was in lower spread term deposits; and

–         higher wholesale funding costs. However the impact was limited as loan growth was modest and customer deposits fully funded lending over the year.

Annual Report 2011	103

▪          loans increased by $1.3 billion or 1% compared to 2010 primarily due to:

–         an increase in mortgages of $1.7 billion or 2% compared to 2010. This increase accounted for the majority of growth which was lower than banking system1 due to the decision in the prior year to reduce the reliance on third parties. Most of the growth in mortgages was due to loans written through the network of St.George brands;

–         an increase in other consumer lending of $0.4 billion or 7% compared to 2010, mainly in auto loans and the new Amplify credit card; partially offset by

–         a decrease in business lending of $0.8 billion or 3% compared to 2010. Declining commercial loan balances were partially offset by higher SME and business auto lending.

▪          deposits increased by $5.2 billion or 8% compared to 2010, primarily due to:

–         term deposits growth of $7 billion or 26% compared to 2010 as a result of targeted advertising campaigns through the year; partially offset by

–         lower other deposits including the run-down in some highly priced commercial deposits and the decision not to match some of the more aggressive online pricing.

Non-interest income decreased by $29 million or 5% compared to 2010. Excluding the reclassification of fees and commissions, non-interest income was virtually unchanged compared to 2010. The movement in non-interest income was due to:

▪          lower consumer fees; partially offset by

▪          higher business fees and markets customer related income.

Operating expenses increased $71 million or 6% compared to 2010, primarily due to:

▪          costs of $45 million associated with preparations for the launch of Bank of Melbourne;

▪          cost associated with the opening of 14 new Bank of Melbourne branches; and

▪          advertising expenses increased to support additional brand marketing.

Excluding the preparation costs for the launch of Bank of Melbourne, operating expenses increased by 2%.

Impairment charges on loans decreased by $122 million or 24% compared to 2010 due to:

▪          the improvement in asset quality, including the run-down in commercial property; and

▪          newly impaired assets declining with most of the new impairments due to the top-up of existing facilities; partially offset by

▪          an increase of business impaired assets. The rate of new downgrades to impaired slowed during 2011, however the slow pace of economic recovery has led to longer work-out periods for impaired exposures; and

▪          higher consumer impairment charges earlier in the year, which declined in the second half of the year to be lower overall compared to 2010.

For a discussion of the results of St.George Banking Group for 2010 v 2009, refer to ‘Divisional performance – 2010 v 2009’.

1    APRA system growth, 12 months to 30 September 2011.

104	Westpac Group

Divisional performance

BT Financial Group (Australia)

BT Financial Group (Australia) (BTFG) is Westpac’s wealth management business.

BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation and retirement products, investment platforms such as wrap and master trusts and private banking and financial planning.

BTFG’s insurance solutions cover the manufacturing and distribution of life, general and lenders mortgage insurance and deposit bonds.

BTFG’s brands include Advance Asset Management, Ascalon, Asgard, BT, BT Investment Management (64.5% owned by the Westpac Group and consolidated in BTFG’s Funds Management business), Licensee Select, Magnitude, Securitor and the advice, private banking and insurance operations of Bank of Melbourne, BankSA, St.George and Westpac.

Performance of BTFG

	2011	2010	2009¹
	$m	$m	$m
Net interest income	281	257	263
Non-interest income	1,572	1,475	1,284
Net operating income before operating expenses and impairment charges	1,853	1,732	1,547
Operating expenses	(907)	(866)	(829)
Impairment charges on loans	(9)	(12)	(17)
Profit before income tax	937	854	701
Income tax expense	(281)	(251)	(213)
Profit attributable to non-controlling interests	(7)	(8)	(4)
Cash Earnings for the year	649	595	484
Net Cash Earnings adjustments	(17)	(17)	(15)
Net profit attributable to owners of Westpac Banking Corporation	632	578	469
	$bn	$bn	$bn
Deposits	18.3	16.0	13.2
Loans	11.5	11.2	9.5
Total assets	22.8	27.5	26.1
Funds under management	40.1	42.5	41.9
Funds under administration	77.4	79.9	76.7
Total operating expenses to net operating income ratio	48.9%	50.0%	53.6%

1    The merger between Westpac and St.George Bank Limited occurred for accounting purposes on 17 November 2008. Accordingly the Cash Earnings of St.George wealth businesses are included in the BTFG results for the period from 18 November 2008 to 30 September 2009. The 2011 and 2010 Cash Earnings are not directly comparable to 2009 due to the additional six weeks of the St.George wealth businesses included in 2011 and 2010.

2011 v 2010

BTFG Cash Earnings were $649 million in 2011, an increase of $54 million or 9% compared to 2010.

This result was driven by a 7% increase in net operating income before operating expenses and impairment charges and a 25% reduction in impairment charges on loans, partially offset by a 5% increase in operating expenses.

Net interest income increased by $24 million or 9% compared to 2010 due to:

▪          an increase in earnings on invested capital recognised in net interest income;

▪          higher lending and deposit volumes in the private bank; and

▪          improved lending spreads on mortgages; partially offset by

▪          lower term deposit spreads.

Annual Report 2011	105

Non-interest income increased by $97 million or 7% compared to 2010 due to:

▪          an increase in average FUM of 3%, primarily due to:

–         wholesale net inflows and stronger markets early in the year;

–         growth in BT Super for Life with average FUM increased by $604 million or 86%; partially offset by

–         retail and institutional outflows;

–         weaker markets in the second half of 2011; and

–         FUM margins 4 basis points lower, due to reductions across both retail and wholesale products.

▪          an increase in average FUA of 5%, primarily due to:

–         positive net inflows of $4.7 billion on both the BT Wrap platform and into corporate super were supported by stronger asset markets in the first half of 2011, partially offset by weaker markets toward the end of 2011; and

–         flat FUA margins as margin declines across products were offset by customers moving funds into higher margin cash products.

▪          one-off items that added $54 million to revenues in 2011, including sale of single manager investment rights, a review of the amortisation profile for deferred fees and deferred costs associated with the origination of superannuation, investments and portfolio management products to align with their assessed life;

▪          an increase in life insurance revenue of $54 million or 18% compared to 2010 with in-force premiums increasing 12% and net earned premiums increasing 17%. New business sales were stronger across all channels, particularly retail, following the extension of distribution to the independent financial adviser (IFA) market and from the launch of new protection plans. Loss rates were also lower over the year, which assisted returns; and

▪          an increase in lenders mortgage insurance (LMI) non-interest income of $26 million or 31% compared to 2010, although adjusting for transfers from net interest income, the underlying revenue increased $11 million. Gross written premiums decreased significantly over the year following the decision not to underwrite mortgages with loan to value ratios (LVRs) greater than 90%. The improved result was mostly due to flat earned premiums and lower loss rates (falling from 23% to 16%) compared to 2010; partially offset by

▪          a decrease in general insurance revenue of $32 million or 36% compared to 2010, with the higher claims associated with the Queensland and Victorian floods and the Queensland cyclone more than offsetting a 17% increase in net earned premiums from improved sales.

Operating expenses increased by $41 million or 5% compared to 2010, primarily due to:

▪          costs associated with the acquisition of J O Hambro by BTIM of $13 million;

▪          an increase in operating expenses of $8 million in the life insurance business consistent with the expansion of the distribution network into St.George and into the IFA network; and

▪          costs associated with establishing wealth distribution capabilities through the Bank of Melbourne; partially offset by

▪          lower FTE and reduced expenses due to productivity initiatives initiated early in 2011.

For a discussion of the results of BTFG for 2010 v 2009, refer to ‘Divisional performance – 2010 v 2009’.

106	Westpac Group

Divisional performance

New Zealand Banking

New Zealand Banking is responsible for sales and service of banking, wealth and insurance products for consumers and small-to-medium business customers in New Zealand. The sales and service division operates via an extensive network of branches and ATMs across both the North and South Islands. Institutional customers are supported by the New Zealand Institutional Bank, the results of which appear within WIB. Banking products are provided under the Westpac brand while insurance and wealth products are provided by Westpac Life New Zealand and BT New Zealand.

We conduct our New Zealand banking business through two banks in New Zealand: consumer and business banking operations are provided by Westpac New Zealand Limited (WNZL), which is incorporated in New Zealand, and institutional customers are supported by Westpac Banking Corporation (NZ Division), a branch of Westpac, which is incorporated in Australia and forms part of WIB.

Performance of New Zealand Banking

	2011	2010	2009
	A$m	A$m	A$m
Net interest income	996	957	1,007
Non-interest income	279	277	332
Net operating income before operating expenses and impairment charges	1,275	1,234	1,339
Operating expenses	(600)	(592)	(604)
Impairment benefits/(charges) on loans	(181)	(276)	(466)
Profit before income tax	494	366	269
Income tax expense	(144)	(106)	(73)
Profit attributable to non-controlling interests	(3)	(2)	(2)
Cash Earnings for the year	347	258	194
Net Cash Earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	347	258	194
	A$bn	A$bn	A$bn
Deposits	26.1	23.2	23.6
Loans	40.2	37.9	39.1
Total assets	41.3	39.0	40.1
Funds under management	2.1	1.7	1.7
Total operating expenses to net operating income ratio	47.1%	48.0%	45.1%

2011 v 2010

New Zealand Banking Cash Earnings were $347 million in 2011, an increase of $89 million or 34% compared to 2010.

This result was driven by a 3% increase in net operating income before operating expenses and impairment charges and a 34% reduction in impairment charges on loans, partially offset by a 1% increase in operating expenses.

Net interest income increased by $39 million or 4% compared to 2010, primarily due to:

▪          an increase in margins of 22 basis points to 2.33% compared to 2.11% in 2010, primarily due to stronger mortgage and business lending spreads, partially offset by tighter deposit spreads;

▪          loans increased by $2.3 billion or 6% compared to 2010, primarily due to an increase in mortgages, with growth in business lending improving in the second half of 2011; and

▪          deposits increased by $2.9 billion or 13% compared to 2010, with growth across both at call and term deposit accounts.

Annual Report 2011	107

Non-interest income increased by $2 million or 1% compared to 2010, primarily due to:

▪          an increase in product transaction fees; partially offset by

▪          higher life insurance claims.

Operating expenses increased by $8 million or 1% compared to 2010, primarily due to:

▪          higher operating lease and occupancy expenses following the move in April 2011 to a new head office in Auckland. Additional costs included lease costs being incurred on two locations for a short period, moving costs and some remediation costs for the old head office;

▪          wage increases, restructuring costs to support productivity initiatives, and increased technology costs; partially offset by

▪          cost reduction due to lower average FTE; and

▪          productivity improvements carried out in 2011, which positively impacted the cost base.

Impairment charges on loans decreased by $95 million or 34% compared to 2010. This was driven by a decline in stressed assets, a fall in new impaired assets and lower consumer delinquencies due to enhancements to the credit decision process and the ongoing economic recovery in New Zealand.

For a discussion of the results of New Zealand Banking for 2010 v 2009, refer to ‘Divisional performance – 2010 v 2009’.

Other divisions

Other divisions comprise:

Pacific Banking

Pacific Banking provides banking services for retail and business customers in seven Pacific countries. Branches, ATMs, telephone banking and internet banking channels are used to deliver our core business activities in Fiji, Papua New Guinea, Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa. Pacific Banking’s financial products include personal savings, business transactional accounts, personal and business lending products, business services and a range of international products.

Product & Operations

Product & Operations is responsible for consumer and business product development and operations.

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

108	Westpac Group

Divisional performance

Performance of Other divisions

	2011	2010	2009
	$m	$m	$m
Net interest income	938	1,065	1,214
Non-interest income	214	198	104
Net operating income before operating expenses and impairment charges	1,152	1,263	1,318
Operating expenses	(152)	(189)	(120)
Impairment benefits/(charges) on loans	39	55	(141)
Profit before income tax	1,039	1,129	1,057
Income tax expense	(279)	(358)	(335)
Profit attributable to non-controlling interests	(58)	(56)	(65)
Cash Earnings for the year	702	715	657
Net Cash Earnings adjustments	836	613	(938)
Net profit attributable to owners of Westpac Banking Corporation	1,538	1,328	(281)

2011 v 2010

Other divisions Cash Earnings were $702 million in 2011, a decrease of $13 million or 2% compared to 2010.

Lower net operating income before operating expenses and impairment charges was partially offset by lower operating expenses and a reduced tax rate.

Net interest income reduced by $127 million or 12% primarily due to:

▪          lower Group Treasury income, given the high market volatility in asset and swap prices, which resulted in reduced income from management of the Group’s balance sheet, including liquid assets; partially offset by

▪          higher earnings on capital.

Non-interest income increased by $16 million or 8%, primarily due to an increase in FX spread income in Pacific Banking.

Operating expenses decreased by $37 million or 20% compared to 2010, primarily due to:

▪          lower employee provisions, including centrally held bonus provisions;

▪          lower project activity; and

▪          a one-off contribution in 2010 of $20 million to the Westpac Foundation, which was not repeated in 2011.

Impairment benefits on loans decreased by $16 million or 29% compared to 2010, primarily due to:

▪          higher impairment charges in Pacific Banking, which increased $24 million to $25 million in 2011; partially offset by

▪          small releases of centrally-held economic overlay impairment provisions, which occurred in 2011 and 2010.

The effective tax rate reduced from 31.7% in 2010 to 26.9% in 2011 due to the release of an excess tax provision. This followed resolution of several outstanding taxation matters.

For a discussion of the results of this division for 2010 v 2009, refer to ‘Divisional performance – 2010 v 2009’.

Annual Report 2011	109

Divisional performance – 2010 v 2009

Westpac Retail & Business Banking

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

In 2010, net interest income was $5,132 million, an increase of $189 million or 4% compared to 2009. This was driven by solid balance sheet growth, partially offset by higher retail and wholesale funding costs. The majority of growth in lending in 2010 was in mortgages, up 14% and around 1.4 times system growth. Mortgage growth eased through the year with the Group’s focus on existing customers and higher returning businesses leading to:

▪          an increase in mortgages written through proprietary channels to 64% in 2010 from 56% in 2009; and

▪          strong customer retention, with the division retaining its significant market share gain of over 2% since the beginning of 2009.

Credit card and other personal lending decreased 1% in 2010 compared to 2009, as consumer customers chose to reduce their gearing over the year. Business lending increased 2% in 2010 compared to 2009, as small and medium businesses remained cautious. Around half the growth in business lending was due to business transferred from WIB over the year reflecting segmentation of business customers. While the pipeline of business lending substantially improved during the year, this did not translate to increased drawdowns.

Deposits increased 10% in 2010 compared to 2009, driven by a 23% increase in term deposits (mostly in the first half of 2010), assisted by December 2009 promotions.

The Westpac Local business model, providing local Bank Managers with the authority and resources to meet the needs of their local markets, combined with further increases in the skill base of relationship roles:

▪          contributed to customers with four or more products increasing from 28.5% in 2009 to 30.3% in 2010; and

▪         supported the strong cross-sell of insurance and superannuation. A highlight of the year was our branch network helping BT Super for Life FUM exceed $1 billion.

Net interest margins declined 19 basis points over the year, principally driven by higher retail and wholesale funding costs and a shift in the portfolio to lower spread products, including mortgages, as well as term and online deposits. Partially offsetting this decline was some repricing of the portfolio. Most of the decline in margins over the year was in the second quarter of the year with the trend easing slightly since then.

Non-interest income was $1,014 million in 2010, a decrease of $260 million or 20% compared to 2009. Items contributing to the decrease included:

▪          reduced customer fees ($182 million) following the decision to reduce fee rates from 1 October 2009;

▪          lower redemption of credit card loyalty points ($125 million); and

▪          a reduction in foreign ATM fees ($21 million) following the move to direct charging in 2009.

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

Operating expenses were $3,045 million in 2010, an increase of $102 million or 3% compared to 2009. This modest rate of growth was helped by efficiency improvements in support areas and lower credit card loyalty point redemption costs of $94 million. The rise in expenses reflected:

▪          additional front line investment, enhancing the skill base of relationship roles, opening nine additional branches and one additional business banking centre, and installing an additional 59 ATMs; and

▪         higher expenses associated with technology projects.

Impairment charges were $589 million in 2010, an increase of $38 million or 7% compared to 2009, as the lagged impact of slower growth combined with higher interest rates led to an increase in consumer impairment charges. Business impairment charges were $19 million lower than 2009, reflecting a slowdown in the emergence of new stressed exposures.

110	Westpac Group

Divisional performance

The credit quality of the consumer portfolio remained sound, although there was some rise in delinquencies through the year:

▪          90 day delinquencies in the mortgage portfolio increased 15 basis points to 0.46% at 30 September 2010. Most of the rise could be traced back to lending in Western Australia and Queensland, with both markets experiencing significant increases in delinquencies compared to 2009; and

▪          90 day delinquencies in credit cards increased 28 basis points to 1.12% at 30 September 2010. Much of the increase was recorded in the first half of the year, with delinquencies easing since then.

Income tax expense was $756 million in 2010, a decrease of $59 million or 7% compared to 2009. This equated to an effective tax rate of 30.1% in 2010 compared to 29.9% in 2009.

Westpac Institutional Bank

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

The operating environment changed during 2010 as markets emerged from the global financial crisis. Corporate clients remained cautious and continued to reduce leverage, and financial markets exhibited lower volatility.

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

Non-interest income was $1,519 million in 2010, an increase of $270 million or 22% compared to 2009. The additional six weeks of St.George’s operations contributed 3% growth. Excluding the impact of St.George, non-interest income reflected the following:

▪          a $130 million increase in fees associated with unused lines of credit, repriced to better reflect the capital cost of these commitments;

▪          the Hastings business recorded much improved income in 2010, assisted by $35 million of gains from asset sales; and

▪          higher revenue in the Equities business, up $55 million compared to 2009, as the repositioning of this business and more favourable equity markets led to strong results from the Structured Products business.

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

Impairment charges on loans were $123 million in 2010, a decrease of $1.4 billion or 92% compared to 2009. The impact of including St.George impairment charges for the full year was not significant. Impairment charges on loans were materially lower in 2010 due to:

▪          a decline in the number of new single name impaired assets;

▪          the improved operating environment seeing a reduction in new stressed assets, reducing CAPs;

▪          the fall in lending, reducing associated CAPs;

▪          the margin lending portfolio having net write-backs during the year; and

▪          updates to provisioning factor changes, reducing CAPs by $124 million.

Income tax expense was $620 million in 2010, an increase of $476 million or 331% compared to 2009, primarily due to increased profit before income tax. This equated to an effective tax rate of 29.1% for 2010 compared to 29.8% in 2009.

Annual Report 2011	111

St.George Banking Group

2010 v 2009

St.George Banking Group Cash Earnings were $1,041 million in 2010, an increase of $111 million or 12% compared to 2009.

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

The majority of growth in lending compared to 2009 was in mortgages, which increased 8% at around 0.8 times banking system1. The division sought to rebalance growth over the year focusing on proprietary channels and reducing up-front discount rate offers. As a result, proprietary channels increased to 62% of inflows, an increase from 50% in 2009.

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

Non-interest income decreased $17 million or 3% in 2010 compared to 2009. The additional six weeks of St.George non-interest income contributed 15% to the year on year movement. Excluding the impact of the additional six weeks of St.George’s operations the underlying decrease arose due to:

▪          the decision to reduce certain customer fees;

▪          the full period impact of the move to direct charging for ATM fees; and

▪          lower sales from financial markets products.

St.George Banking Group also benefited from the improved cross-sell of key Group products, including Super for Life (with almost 20,000 sales) and home and contents insurance.

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

The credit quality of the consumer portfolio continues to remain sound:

▪          90 day delinquencies in the mortgage portfolio increased 1 basis point to 0.36% at 30 September 2010; and

▪          90 day delinquencies in other consumer loans increased 6 basis points to 1.03% at 30 September 2010.

Income tax expense was $446 million in 2010, an increase of $48 million or 12% compared to 2009. The impact of including St.George tax for the full year in 2010 was not significant. This equated to an effective tax rate of 30.0% in 2010 compared to 30.0% in 2009.

BT Financial Group (Australia)

2010 v 2009

BTFG Cash Earnings were $595 million in 2010, an increase of $111 million or 23% compared to 2009. Excluding the impact of the additional six weeks of St.George’s operations, Cash Earnings increased 21%. The increase was primarily due to a strong contribution from Funds Management, driven by improved asset markets and strong net inflows.

1            APRA system growth, 12 months to 30 September 2010.

112	Westpac Group

Divisional performance

Net interest income decreased $6 million or 2% in 2010 compared to 2009. Excluding the impact of the additional six weeks of St.George’s operations, net-interest income decreased 5%. The primary driver of this decrease was the reclassification of income, from net-interest income to non-interest income, to align the accounting treatment of Asgard with the approach applied to similar BT Wrap income. This decrease was offset by good deposit growth in the Private Bank during 2010.

Non-interest income increased $191 million or 15% in 2010 compared to 2009. Excluding the impact of the additional six weeks of St.George’s operations, non-interest income increased 12%. The increase was primarily driven by higher fees generated from FUM and FUA balances. Other factors driving this 12% increase are discussed below.

FUM was $42.5 billion at 30 September 2010, an increase of $0.6 billion or 1% compared to 30 September 2009, principally driven by net inflows during the year as market sentiment improved. FUM margins were down slightly over the year. Super for Life, then being distributed through St.George, Bank SA and Westpac, continued to generate very strong growth with over 200,000 customers registered and FUM doubling to over $1 billion at 30 September 2010.

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

The Capital and other segment of BTFG also contributed to the improvement from 2009, with most of this due to higher interest rates boosting the return on invested capital. BTFG continued to invest its capital conservatively.

Operating expenses were $866 million in 2010, an increase of $37 million or 4% compared to 2009. Excluding the impact of the additional six weeks of St.George’s operations, operating expenses increased 1%. This increase was primarily driven by the increased number of employees in Private Bank and Advice, along with higher volume related expenses and increased advertising spend during 2010. This increase was offset by improved GST recoveries, lower non-lending losses and merger synergies.

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

New Zealand Banking

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

Loans and deposits1 grew by 4% and 6% respectively (in NZ$ terms) compared to 30 September 2009 due to the following:

▪          mortgage growth of 6% was achieved over the year, at 2.4 times system2. Third party originations accounted for 30% of new mortgage lending in 2010, down from 32% in 2009;

▪         other consumer lending was down 6% primarily due to slowing consumer spending and the impact of higher interest rates;

▪          business lending recorded a modest increase, up 2% over the year, particularly in Agribusiness, Corporate Banking and the Northern Regions – while system business growth declined; and

▪          deposit growth of NZ$1.7 billion funded 81% of loan growth driven by strong growth in term deposits.

1            Loans and deposits growth was determined on a spot basis, comparing balances at 30 September 2010 to balances at 30 September 2009.

2            Reserve Bank of New Zealand (RBNZ), 12 months to 30 September 2010.

Annual Report 2011	113

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

Operating expenses were A$592 million in 2010, a decrease of A$12 million or 2% compared to 2009. In NZ$ terms, operating expenses increased by NZ$5 million or 1% compared to 2009. The bulk of the increase in expenses was due to NZ$3.5 million of expenses associated with the September 2010 Canterbury earthquake.

Investment in the front line included the opening of eight branches and a further investment in capability, including additional training in credit and customer sales systems and processes. Of the eight branches opened (six in the Auckland market), seven were community branches, which were outlets with a smaller footprint and increased self serve options.

Impairment charges on loans were A$276 million in 2010, a decrease of A$190 million or 41% compared to 2009. In NZ$ terms, impairment charges decreased by NZ$225 million or 39% compared to 2009. The reduction from the 2009 peak was due to a smaller number of large problem exposures not recurring during 2010. The improving New Zealand economy supported a stabilisation in housing delinquencies (in 2010, 90 day delinquencies were flat at 0.75%) and business lending stressed assets (in 2010 15.57% compared to 16.24% in 2009) as well as an improvement in other consumer lending delinquencies. Credit card delinquencies decreased to 0.97% in 2010, from 1.18% in 2009. Impaired assets as a percentage of Total Committed Exposures (TCE) rose early in the year to 1.27%, and remained relatively stable for the remainder of 2010.

The division had total provisions to gross loans at 30 September 2010 of 1.49%, up from 1.15% at 30 September 2009.

Income tax expense was A$106 million in 2010, an increase of A$33 million or 45% compared to 2009. This equated to an effective tax rate of 29.0% for 2010 compared to 27.1% in 2009.

Other divisions

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

Minority interests were $56 million in 2010, a decrease of $9 million, or 14% compared to 2009. Minority interests represented distributions on our hybrid equity instruments 2003 TPS and 2006 TPS, as well as other minority interests in subsidiary entities.

114	Westpac Group

Risk and risk management

Risk factors

Our business is subject to risks that can adversely impact our business, results of operations, financial condition and future performance. If any of the following risks occur, our business, results of operations, financial condition or future performance could be materially adversely affected, with the result that the trading price of our securities could decline and you could lose all, or part, of your investment. You should carefully consider the risks described and the other information in this Annual Report before investing in our securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Risks relating to our business

Our businesses are highly regulated and we could be adversely affected by failing to comply with existing laws and regulations or by changes in laws and regulations and regulatory policy

As a financial institution, we are subject to detailed laws and regulations in each of the jurisdictions in which we operate, including Australia, New Zealand and the United States. We are also supervised by a number of different regulatory authorities which have broad administrative power over our businesses. In Australia, the relevant regulatory authorities include APRA, the RBA, ASIC, ASX, ACCC and AUSTRAC. The RBNZ has supervisory oversight of our New Zealand operations. In the United States we are subject to supervision and regulation by the US Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System and the SEC.

We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including accounting standards) and industry codes of practice in the jurisdictions in which we operate, as well as meeting our ethical standards.

Compliance risk arises from these legal and regulatory requirements. If we fail to comply with applicable laws and regulations, we may be subject to fines, penalties or restrictions on our ability to do business. An example of the broad administrative power available to regulatory authorities is the power available to APRA under the Banking Act in certain circumstances to investigate our affairs and/or issue a direction to us (such as a direction to comply with a prudential requirement, to conduct an audit, to remove a director, executive officer or employee or not to undertake transactions). Any such costs and restrictions could have a material adverse effect on our business, reputation, prospects, financial performance or financial condition.

As with other financial services providers, we continue to face increased supervision and regulation in most of the jurisdictions in which we operate, particularly in the areas of funding, liquidity, capital adequacy and prudential regulation. One example of this is the announcement in December 2010 by the BCBS of a revised global regulatory capital framework, known as Basel III. Basel III will, among other things, increase the required quality and quantity of capital held by banks and introduce new minimum standards for the management of liquidity risk. APRA has announced that it supports the Basel III framework and it will incorporate the framework into its prudential standards. The Basel III framework comes into effect from 1 January 2013, subject to various transitional arrangements. Further details on the Basel III framework are set out in Section 1 under ‘Information on Westpac’.

Throughout the year ended 30 September 2011 there have also been a series of other regulatory releases from authorities in the various jurisdictions in which we operate proposing significant regulatory change for financial institutions. This includes global OTC derivatives reform and recovery and resolution planning requirements proposed by the FSB. Other areas of potential change that could impact us include changes to accounting and reporting requirements, tax legislation, regulation relating to remuneration, consumer protection and competition legislation and bribery and anti-money laundering laws. In addition, further changes may occur driven by policy, prudential or political factors.

Regulation is becoming increasingly more extensive and complex. Some areas of potential regulatory change involve multiple jurisdictions seeking to adopt a coordinated approach. Such an approach may not appropriately respond to the specific requirements of the jurisdictions in which we operate and, in addition, such changes may be inconsistently introduced across jurisdictions.

Changes may also occur in the oversight approach of regulators. It is possible that governments in jurisdictions in which we do business or obtain funding might revise their application of existing regulatory policies that apply to, or impact, Westpac’s business, including for reasons relating to national interest and/or systemic stability.

Regulatory changes and the timing of their introduction continue to evolve and we currently manage our businesses in the context of regulatory uncertainty. The nature and impact of future changes are not predictable and are beyond our control. Regulatory compliance and the management of regulatory change is an increasingly important part of our strategic planning. We expect that we will be required to increase our expenditure on compliance and the management and implementation of regulatory change and, at the same time, significant management attention and resources will be required to update existing or implement new processes and procedures to comply with the new regulations.

Regulatory change may also impact our operations by requiring us to have increased levels of liquidity and higher levels of, and better quality, capital as well as place restrictions on the businesses we conduct or require us to alter our product and service offerings. If regulatory change has any such effect, it could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs and impact the profitability of one or more of our business

Annual Report 2011	115

lines. Any such costs or restrictions could have a material adverse effect on our business, financial performance, financial condition or prospects.

For further information refer to ‘Significant developments’ in Section 1 and the sections ‘Changes in accounting policy’, ‘Critical accounting assumptions and estimates’ and ‘Future developments in accounting policies’ in Note 1 to the financial statements.

Adverse credit and capital market conditions may significantly affect our ability to meet funding and liquidity needs and may increase our cost of funding

We rely on credit and capital markets to fund our business and as a source of liquidity. Our liquidity and costs of obtaining funding are related to credit and capital market conditions.

Global credit and capital markets have experienced extreme volatility, disruption and decreased liquidity in recent years. While there have been periods of stability in these markets, the environment has become more volatile and unpredictable. Recently there has been particular focus on the potential for sovereign debt defaults and/or banking failures in Europe. Widespread unease about the strength of the European banking system has resulted in large declines in stock prices and marked widening in credit spreads. Focus has also extended to the US following the Standard & Poor’s downgrade of the sovereign credit rating of the United States. The recent volatility in global financial markets has added to the uncertainty about the global economic outlook and a number of countries are experiencing slowing economic activity. Our direct exposure to the affected European countries is small, with the main risk we face being damage to market confidence, spending and access to, and costs of, funding and a slowing in the activity of our trading partners or through other impacts on entities with whom we do business. The vulnerable nature of several sovereign nations and the associated impact on market conditions has resulted in a tightening of credit markets and wholesale funding conditions.

As of 30 September 2011, approximately 41% of our total net funding originated from domestic and international wholesale markets, of this around 62% was sourced outside Australia and New Zealand.

A shift in investment preferences of businesses and consumers away from bank deposits toward other asset or investment classes would increase our need for funding from wholesale markets.

If market conditions continue to deteriorate due to economic, financial, political or other reasons, our funding costs may be adversely affected and our liquidity and our funding and lending activities may be constrained.

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit market capacity. Even if available, the cost of these alternatives may be more expensive or on unfavourable terms, which could adversely affect our results of operations, liquidity, capital resources and financial condition. There is no assurance that we will be able to obtain adequate funding and do so at acceptable prices.

If Westpac is unable to source appropriate funding, we may also be forced to reduce our lending or begin to sell liquid securities. Such actions may adversely impact our business, results of operations, liquidity, capital resources and financial condition.

For a more detailed description of liquidity risk, refer to the section ‘Liquidity Risk’ in this section and Note 27 to the financial statements.

Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

Credit ratings are opinions on our creditworthiness. Our credit ratings affect the cost and availability of our funding from capital markets and other funding sources and they may be important to customers or counterparties when evaluating our products and services. Therefore, maintaining high quality credit ratings is important.

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength and structural considerations regarding the Australian financial system. A credit rating downgrade could be driven by the occurrence of one or more of the other risks identified in this section or by other events including changes to the methodologies used by the rating agencies to determine ratings.

Standard & Poor’s announced that it is changing its methodology for determining bank ratings and published its initial proposals on 6 January 2011. On 20 April 2011 Standard & Poor’s announced that it had received numerous comments on the proposals and indicated that it expects to publish its final criteria first, and then take ratings actions soon afterwards in the fourth quarter 2011. On 7 October 2011, Standard & Poor’s announced that it remains on track to finalise and implement the criteria on that timetable.

On 18 May 2011, Moody’s advised us, along with the other major Australian banks, that our long-term, senior unsecured debt rating was downgraded to Aa2 from Aa1. Further, on 27 May 2011, Moody’s advised WNZL, along with the other major New Zealand banks, that its long-term, senior unsecured debt rating was downgraded to Aa3 from Aa2. The outlook for both of these ratings is stable.

116	Westpac Group

Risk and risk management

If we fail to maintain our current credit ratings, this could adversely affect our cost of funds and related margins, liquidity, competitive position and our access to capital markets. The extent and nature of these impacts would depend on various factors, including the extent of any ratings change, whether our ratings differ among agencies (split ratings) and whether any ratings changes also impact our peers or the sector.

A systemic shock in relation to the Australian, New Zealand or other financial systems could have adverse consequences for Westpac or its customers or counterparties that would be difficult to predict and respond to

There is a risk that a major systemic shock could occur that causes an adverse impact on the Australian, New Zealand or other financial systems.

As outlined above, the financial services industry and capital markets have been, and may continue to be, adversely affected by continuing market volatility and the negative outlook for global economic conditions. Recently there has been an increased focus on the potential for sovereign debt defaults and/or significant bank failures in the 17 countries comprising the Eurozone. There can be no assurance that the market disruptions in the Eurozone, including the increased cost of funding for certain Eurozone governments, will not spread, nor can there be any assurance that future assistance packages will be available or sufficiently robust to address any further market contagion in the Eurozone or elsewhere.

Any such market and economic disruptions could have a material adverse effect on financial institutions such as Westpac because consumer and business spending may decrease, unemployment may rise and demand for the products and services we provide may decline, thereby reducing our earnings. These conditions may also affect the ability of our borrowers to repay their loans or our counterparties to meet their obligations, causing us to incur higher credit losses. These events could also result in the undermining of confidence in the financial system, reducing liquidity and impairing our access to funding and impairing our customers and counterparties and their businesses. If this were to occur, our businesses, financial performance, financial condition and prospects could be adversely affected.

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

Declining asset prices impact our wealth management business and other asset holdings. Earnings in our wealth management business are, in part, dependent on asset values because we receive fees based on the value of securities and/or assets held or managed. A decline in asset prices could negatively impact the earnings of this division.

Declining asset prices could also impact customers and counterparties and the value of security we hold against loans and derivatives which may impact our ability to recover amounts owing to us if customers or counterparties were to default. It may also affect our level of provisioning which in turn impacts profitability.

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

We currently conduct the majority of our business in Australia and New Zealand and, consequently, our performance is influenced by the level and cyclical nature of business and home lending in these countries. These factors are in turn impacted by both domestic and international economic conditions, natural disasters and political events. A significant decrease in the Australian and New Zealand housing markets or property valuations could adversely impact our home lending activities because the ability of our borrowers to repay their loans may be affected, causing us to incur higher credit losses, or the demand for our home lending products may decline.

Adverse changes to the economic and business conditions in Australia and New Zealand and other countries such as China, India and Japan, could also negatively impact the Australian economy and our customers. This could in turn result in reduced demand for our products and services and affect the ability of our borrowers to repay their loans. If this were to occur, it would negatively impact our business, financial performance, financial condition and prospects.

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

Credit risk also arises from certain derivative contracts we enter into and from our dealings with, and holdings of, debt securities issued by other banks, financial institutions, companies, governments and government bodies the financial conditions of which may be impacted to varying degrees by economic conditions in global financial markets.

We hold collective and individually assessed provisions for our credit exposures. If economic conditions deteriorate, some customers and/or counterparties could experience higher levels of financial stress and we may experience a significant

Annual Report 2011	117

increase in defaults and write-offs, and be required to increase our provisioning. Such events would diminish available capital and would adversely affect our operating results, liquidity, capital resources and financial condition.

For a discussion of our risk management procedures, including the management of credit risk, refer to the ‘Risk management’ section and Note 27 to the financial statements.

We face intense competition in all aspects of our business

The financial services industry is highly competitive. We compete, both domestically and internationally, with retail and commercial banks, asset managers, investment banking firms, brokerage firms, and other financial service firms. This includes specialist competitors that may not be subject to the same capital and regulatory requirements and therefore may be able to operate more efficiently.

If we are unable to compete effectively in our various businesses and markets, our market share may decline. Increased competition may also materially adversely affect our results of operations by diverting business to our competitors or creating pressure to lower margins.

Increased competition for deposits could also increase our cost of funding and need to access other types of funding. We rely on bank deposits to fund a significant portion of our balance sheet and deposits have been a relatively low cost and stable source of funding. We compete with banks and other financial services firms for such deposits. To the extent that we are not able to successfully compete for deposits, we would be forced to rely more heavily on more expensive global capital markets to fund our business, and our funding costs would increase.

We are also dependent on our ability to offer products and services that match evolving customer preferences. If we are not successful in developing or introducing new products and services or responding or adapting to changes in customer preferences and habits, we may lose customers to our competitors. This could adversely affect our results of operations, financial performance and financial condition.

For more detail on how we address competitive pressures refer to the section ‘Competition’ in Section 1.

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our financial position. In our financial markets trading business, we are exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, commodity prices, credit prices and equity prices. If we were to suffer substantial losses due to any market volatility it may adversely affect our results of operations, liquidity, capital resources and financial condition. For a discussion of our risk management procedures, including the management of market risk, refer to the ‘Risk management’ section.

We could suffer losses due to technology failures

The reliability and security of our information and technology infrastructure and our customer databases are crucial in maintaining our banking applications and processes. There is a risk that these information and technology systems might fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control or that our security measures may prove inadequate or ineffective. Any failure of these systems could result in business interruption, loss of customers, reputational damage and claims for compensation, which could adversely affect our results of operations and financial performance.

Further, our ability to develop and deliver products and services to our customers is dependent upon technology that requires periodic renewal. We are constantly managing technology projects including projects to consolidate duplicate technology platforms, simplify and enhance our technology and operations environment, improve productivity and provide for a better customer experience. This includes our current Strategic Investment Priorities (SIPs) program. Failure to implement these projects or manage associated change effectively could result in cost overruns, a failure to achieve anticipated productivity, operational instability, reputational damage or operating technology that could place us at a competitive disadvantage and may adversely affect our results of operations.

We could suffer losses due to operational risks

Operational risk is the risk of loss resulting from technology failure, inadequate or failed internal processes, people and systems or from external events. As a financial services organisation we are exposed to a variety of operational risks.

Our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks. Although we implement significant measures to protect the security and confidentiality of our information, there is a risk that our computer systems, software and networks may be subject to security breaches, unauthorised access, computer viruses, external attacks or internal breaches that could have an adverse security impact and compromise our confidential information or that of our customers and counterparts. Any such security breach could result in regulatory enforcement actions, reputational damage and reduced operational effectiveness. Such events could subsequently adversely affect our financial condition and results of operations.

We are also highly dependent on the conduct of our employees. We could, for example, be adversely affected if human error results in a process error or if an employee engages in fraudulent conduct. While we have policies to minimise the risk of human error and employee misconduct, these policies may not always be effective.

118	Westpac Group

Risk and risk management

Fraudulent conduct can also emerge from external parties seeking to access the banks’ systems and customer’s accounts. If systems, procedures and protocols for managing and minimising fraud fail, or are ineffective, they could lead to loss which could adversely affect our results of operations, financial performance or financial condition and our reputation.

Operational risks also arise when we rely on external suppliers to provide services to us and our customers.

Operational risks could impact on our operations or adversely affect demand for our products and services. Operational risks can directly impact our reputation and result in financial losses which would adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, including the management of operational risk, refer to the ‘Risk management’ section.

We could suffer losses due to failures in risk management strategies

We have implemented risk management strategies and internal controls involving processes and procedures intended to identify, monitor and mitigate the risks to which we are subject, including liquidity risk, credit risk, market risk (including interest rate and foreign exchange risk) and operational risk.

However, there are inherent limitations with any risk management framework as there may exist, or develop in the future, risks that we have not anticipated or identified or controls may not operate effectively.

If any of our risk management processes and procedures prove ineffective or inadequate or are otherwise not appropriately implemented, we could suffer unexpected losses and reputational damage which could adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, refer to the ‘Risk management’ section.

We could suffer losses due to environmental factors

We and our customers operate businesses and hold assets in a diverse range of geographical locations. Any significant environmental change or external event (including fire, storm, flood, earthquake or pandemic) in any of these locations has the potential to disrupt business activities, impact on our operations, damage property and otherwise affect the value of assets held in the affected locations and our ability to recover amounts owing to us. In addition, such an event could have an adverse impact on economic activity, consumer and investor confidence, or the levels of volatility in financial markets.

This risk of losses due to environmental factors is also relevant to our insurance business. The frequency and severity of external events such as natural disasters is difficult to predict and it is possible that the amounts we reserve for such events may not be adequate to cover actual claims that may arise, which could adversely affect our financial performance or financial condition.

Reputational damage could harm our business and prospects

Our ability to attract and retain customers and our prospects could be adversely affected if our reputation is damaged.

There are various potential sources of reputational damage including potential conflicts of interest, pricing policies, failing to comply with legal and regulatory requirements, ethical issues, failing to comply with money laundering laws, trade sanctions legislation or privacy laws, litigation, information security policies, improper sales and trading practices, failing to comply with personnel and supplier policies, improper conduct of companies in which we hold strategic investments, technology failures, security breaches and risk management failures. Our reputation could also be adversely affected by the actions of the financial services industry in general or from the actions of our customers and counterparties.

Failure to appropriately address issues that could or do give rise to reputational risk could also impact the regulatory change agenda, give rise to additional legal risk, subject us to regulatory enforcement actions, fines and penalties, or harm our reputation among our customers, investors and the marketplace. This could lead to loss of business which could adversely affect our results of operations, financial performance or financial condition.

We could suffer losses if we fail to syndicate or sell down underwritten securities

As a financial intermediary we underwrite listed and unlisted equity securities. Underwriting activities include the development of solutions for corporate and institutional customers who need capital and investor customers who have an appetite for certain investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants. This risk is more pronounced in times of market volatility.

Limitation on Independent Registered Public Accounting Firm’s Liability

The liability of PricewaterhouseCoopers (an Australian partnership which we refer to as PwC Australia), with respect to claims arising out of its audit report included in this Annual Report, is subject to the limitations set forth in the Professional Standards Act 1994 of New South Wales, Australia, as amended (the ‘Professional Standards Act’) and The Institute of Chartered Accountants in Australia (NSW) Scheme adopted by The Institute of Chartered Accountants in Australia (ICAA) and approved by the New South Wales Professional Standards Council pursuant to the Professional Standards Act (the ‘NSW Accountants Scheme’) or, in relation to matters occurring on or prior to 7 October 2007, the predecessor scheme.

Annual Report 2011	119

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

In addition there is equivalent professional standards legislation in place in other states and territories in Australia and amendments have been made to a number of Australian federal statutes to limit liability under those statutes to the same extent as liability is limited under state and territory laws by professional standards legislation.

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

Along with maintaining a clear customer-centric focus, effective risk management is one of the keys to achieving this goal. It is a key component of our ‘one team’ environment and influences our customer experiences and public perceptions, our financial performance, reputation and shareholder expectations, and thus our future success. We regard managing risk to be a fundamental activity, performed at all levels of the Group.

Our risk management strategy is approved by our Board and implemented through the CEO and the executive management team.

The BRMC has been delegated the responsibility for approving and maintaining an effective risk management framework. For further information regarding the role and responsibilities of the BRMC and other Board committees in managing risk, refer to ‘Corporate governance – Risk management’ in Section 1.

The CEO and executive management team are responsible for implementing the risk management strategy and frameworks and for developing policies, controls, processes and procedures for identifying and managing risk in all of Westpac’s activities.

We follow a ‘Three Lines of Defence’ philosophy for risk management. As outlined in the ‘Corporate governance’ section our approach to managing risk is that ‘risk is everyone’s business’ and that responsibility and accountability for risk begins with the business units that originate the risk.

For a comprehensive discussion of the risks to which Westpac is exposed, and its policies to manage these risks, refer to ‘Corporate governance – Risk management’ in Section 1 and Note 27 to the financial statements.

Credit risk

Credit risk is the risk of financial loss where a customer or counterparty fails to meet their financial obligations.

We have a well-established framework and supporting policies for managing the credit risk associated with lending across our business divisions. The framework and policies encompass all stages of the credit cycle - origination, evaluation, approval, documentation, settlement, on-going administration and problem management. For example, we have established product-based standards for lending to individuals, with key controls including minimum loan repayment to income ratio and maximum loan to security value ratio. We offer residential property loans to both owner-occupiers and investors at both fixed and variable rates, secured by a mortgage over the subject property or other acceptable collateral. Where we lend to higher loan to value ratios we typically also require lender’s mortgage insurance. Similarly, we have established criteria for business, commercial, corporate and institutional lending, which can vary by industry segment. In this area we focus on the performance of key financial risk ratios, including interest coverage, debt serviceability and balance sheet structure. When providing finance to smaller business, commercial and corporate borrowers we typically obtain security, such as a charge over business assets and/or real estate. For larger corporates and institutions we typically also require compliance with selected financial ratios and undertakings and may hold security. In respect of commercial property lending we maintain loan origination and on-going risk management standards, including specialised management for higher value loans. We consider factors such as the nature, location, quality and expected demand for the asset, tenancy profile and experience and quality of management. We actively monitor the Australian and New Zealand property markets and the composition of our commercial property loan book across the Group.

Refer to Note 27 to the financial statements for details of our credit risk management policies.

120	Westpac Group

Risk and risk management

Provisions for impairment charges on loans

For information on the basis for determining the provision for impairment charges on loans refer to ‘Critical accounting assumptions and estimates’ in Note 1 to the financial statements.

Credit risk concentrations

We monitor our credit portfolio to manage risk concentrations. At 30 September 2011, our exposure to consumers comprised 71% (2010 69%, 2009 64%) of our on-balance sheet loans and 56% (2010 57%, 2009 54%) of total credit commitments. At 30 September 2011, 91% (2010 89%, 2009 89%) of our exposure to consumers was supported by residential real estate mortgages. The consumer category includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

Exposures to businesses, government and other financial institutions are classified into a number of industry clusters based on groupings of related Australian and New Zealand Standard Industrial Classification (ANZSIC) codes and are monitored against industry risk limits. The level of industry risk is measured and monitored on a dynamic basis. Exposures are actively managed from a portfolio perspective, with risk mitigation techniques used to regularly re-balance the portfolio. We also control the concentration risks that can arise from large exposures to individual borrowers.

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

Our cross-border outstandings to borrowers in countries that individually represented in excess of 0.75% of Group total assets as at 30 September in each of the past three years were as follows:

(in $millions unless otherwise indicated)	Governments and Official Institutions	Banks and Other Financial Institutions	Other (Primarily Commercial and Industrial)	Total	% of Total Assets
2011
United States	-	16,014	1,557	17,571	2.6%
Australia	12	7,504	4,022	11,538	1.7%
United Kingdom	10	6,711	446	7,167	1.1%
2010
Australia	7	5,353	3,172	8,532	1.4%
2009
United States	-	2,030	2,637	4,667	0.8%
Australia	1	1,613	4,866	6,480	1.1%
United Kingdom	-	4,092	590	4,682	0.8%

Impaired assets among cross-border outstandings were $224 million as at 30 September 2011 (2010 $136 million, 2009 $6 million).

Annual Report 2011	121

Liquidity risk

Liquidity risk is the risk that we will be unable to fund our assets and meet our obligations as they come due, without incurring unacceptable losses. This could potentially arise as a result of mismatched cash flows generated by the Group’s banking business. Liquidity risk is managed through our BRMC-approved liquidity framework.

Refer to Note 27 to the financial statements for a more detailed discussion of our liquidity risk management policies.

Westpac debt programs and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2011:

Program Limit	Issuer(s)	Program/Issuing Shelf Type
Australia
No limit	WBC	Debt Issuance Program
Euro Market
USD 2.5 billion	WBC	Euro Transferable Certificate of Deposit Program
USD 20 billion	WBC/WSNZL[1]	Euro Commercial Paper and Certificate of Deposit Program
USD 70 billion	WBC	Program for the Issuance of Debt Instruments
USD 7.5 billion	WSNZL[1]	Program for the Issuance of Debt Instruments
EUR 5 billion	WSNZL[2]	Global Covered Bond Program
Japan
JPY 750 billion	WBC	Samurai shelf
JPY 750 billion	WBC	Uridashi shelf
United States
USD 45 billion	WBC	Section 4(2) US Commercial Paper Program
USD 10 billion	WSNZL[1]	Section 4(2) US Commercial Paper Program
USD 35 billion	WBC	US MTN Program
USD 10 billion	WSNZL[1]	US MTN Program
USD 15 billion	WBC (NY Branch)	Medium Term Deposit Notes
No limit	WBC	US Securities and Exchange Commission registered shelf
No limit	WBC	US Securities and Exchange Commission registered shelf for retail MTNs
New Zealand
No limit	WNZL	Medium Term Note and Registered Certificate of Deposit Program

1    Notes issued under this program by Westpac Securities NZ Limited, London branch are guaranteed by Westpac New Zealand Limited, its parent company.

2    Notes issued under this program by Westpac Securities NZ Limited, London branch are guaranteed by Westpac New Zealand Limited, its parent company, and Westpac NZ Covered Bond Limited.

122	Westpac Group

Risk and risk management

Market risk

Market risk is the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. This includes interest rate risk in the banking book – the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities.

Our trading activities are conducted in our Financial Markets and Group Treasury businesses. Financial Market’s trading book activity represents dealings that encompass book running and distribution activity. Group Treasury’s trading activity represents dealings that include the management of interest rate, FX and credit spread risk associated with wholesale funding, liquid asset portfolios and FX repatriations.

Refer to Note 27 to the financial statements for a more detailed discussion of our market risk management policies.

The table below depicts the aggregate Value at Risk (VaR), by risk type, for the six months ended 30 September 2011, 31 March 2011 and 30 September 2010:

	30 September 2011			31 March 2011			30 September 2010
	High	Low	Average	High	Low	Average	High	Low	Average
Six months ended	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	40.9	16.5	28.4	32.9	12.8	20.9	25.6	11.2	18.0
Foreign exchange risk	8.4	0.9	3.4	8.0	0.8	3.3	5.0	1.0	2.5
Equity risk	1.7	0.3	0.6	0.9	0.2	0.4	0.9	0.3	0.5
Commodity risk[1]	6.6	1.1	3.5	3.4	1.2	2.0	3.3	1.3	1.9
Other market risks[2]	24.9	16.6	20.6	23.2	19.1	21.7	27.5	15.8	19.3
Diversification effect	n/a	n/a	(21.9)	n/a	n/a	(19.8)	n/a	n/a	(17.0)
Net market risk	50.0	25.8	34.6	44.6	19.9	28.5	35.9	17.1	25.2

1    Includes electricity risk.

2    Includes prepayment risk and credit spread risk (exposure to movements is generic credit rating bands).

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

Annual Report 2011	123

Operational risk and compliance risk

Operational risk arises from inadequate or failed internal processes and systems, human error or misconduct, or from external events. It also includes, among other things, technology risk, model risk and outsourcing risk.

The way operational risk is managed has the potential to positively or negatively impact our customers, our financial performance and our reputation.

Operational risk includes compliance risk. Compliance risk is the risk of legal or regulatory sanction and financial or reputation loss arising from our failure to abide by the compliance obligations required of us. Refer to the Corporate Governance report in Section 1 for information on our management of operational and compliance risk.

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

Environmental, social and governance risks

The risk of damage to Westpac’s reputation or financial performance due to failure to recognise or address material existing or emerging sustainability-related environmental, social or governance issues.

The Group has in place a Risk Management Framework plus a suite of key supporting public position statements (e.g. principles for doing business, responsible lending, our approach to dealing with various ESG sensitive business sectors) and internal policies setting out requirements for the recognition and management of these risks from the multiple perspectives of the Group’s general business operations (e.g. supply chain management) and also in our key credit and lending activities (e.g. ESG-related credit risk) and investment management activities (e.g. Westpac is a signatory to the United Nations Principles for Responsible Investment, a voluntary principles-based framework guiding the integration of ESG-related issues into investment analysis).

Equity risk

The potential for financial loss arising from movements in the value of our direct and indirect equity investments.

The Group’s direct equity risks result from our involvement in underwriting capital raisings undertaken by our customers, trading in equity derivatives, holdings of direct equity investments, asset warehousing, any other strategic investments that the Group may choose to make from time to time and the potential for exposure via obligations to our various employee defined benefits superannuation funds. Our indirect equity risk is primarily related to the potential for equity market volatility to impact on fee income that is based on the size of funds under management and administration.

The Group has in place various policies, limits and controls to manage these risks and the conflicts of interest that can potentially arise.

Insurance risk

The risk of not being able to meet insurance claims (related to insurance subsidiaries).

Subsidiaries within the Group’s BT Financial Group undertake life insurance, general insurance and lender’s mortgage insurance. They are governed by independent boards and are subject to separate regulatory oversight and controls. These subsidiaries have comprehensive reinsurance arrangements in place to transfer risk and protect against catastrophic events. They are capitalised to a level that exceeds the minimum required by the relevant regulator.

Related entity (contagion) risk

The risk that problems arising in other Westpac Group members compromise the financial and operational position of the ADI in the Westpac Group.

The Group has in place a Risk Management Framework and a suite of supporting policies and procedures governing the control of dealings with, and activities that may be undertaken by, Group members. Controls include the measurement, approval and monitoring of, and limitations on, the extent of intra-group credit exposures and other forms of parent entity support, plus requirements related to control of Group badging, product distribution, promotional material, service-level agreements and managing potential conflicts of interest.

Reputation risk

The risk to earnings or capital arising from negative public opinion resulting from the loss of reputation or public trust and standing.

124	Westpac Group

Risk and risk management

Reputation risk can arise from gaps between current and/or emerging stakeholder perceptions and expectations relative to our current or planned activities, performance or behaviours. It can affect the Group’s brands and businesses positively or negatively. Stakeholder perceptions can include (but are not limited to) views on financial performance, quality of products or services, quality of management, leadership and governance, history and heritage and our approach to sustainability, social responsibility and ethical behaviour.

We have a Risk Management Framework and key supporting policies in place covering the way we manage reputation risk as one of our key risks across the Group, including the setting of risk appetite and roles and responsibilities for risk identification, measurement and management, monitoring and reporting.

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

Under A-IFRS, an SPV is consolidated and reported as part of the Group if it is controlled by the parent entity in line with AASB 127 Consolidated and Separate Financial Statements or deemed to be controlled in applying UIG Interpretation 112 Consolidation – Special Purpose Entities. The definition of control is based on the substance rather than the legal form. Refer to Note 1 to the financial statements for a description of how we apply the requirements to evaluate whether to consolidate SPVs.

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

As at 30 September 2011, own assets securitised through a combination of privately or publicly placed issues to Australian, New Zealand, European and United States investors was $11.4 billion (2010 $12.0 billion).

Under A-IFRS substantially all of the SPVs involved in our loan securitisation programs are consolidated by the Group.

Refer to Note 31 to the financial statements for further details.

Customer funding conduits

We arrange financing for certain customer transactions through a commercial paper conduit that provides customers with access to the commercial paper market. As at 30 September 2011, we administered one significant conduit (2010 one), that was created prior to 1 February 2003, with commercial paper outstanding of $2.8 billion (2010 $2.4 billion). We provide a letter of credit facility as credit support to the commercial paper issued by the conduit. This facility is a variable interest in the conduit that we administer and represents a maximum exposure to loss of $284 million as at 30 September 2011 (2010 $244 million). The conduit is consolidated by the Group.

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

Off-balance sheet arrangements

Wealth management activity

Refer to Note 37 to the financial statements for details of our wealth management activities.

Annual Report 2011	125

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

Disclosure controls and procedures

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934) as of 30 September 2011.

Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of 30 September 2011.

Management’s Report on internal control over financial reporting

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

Changes in our internal control over financial reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the US Securities Exchange Act of 1934) for the year ended 30 September 2011 that has been identified that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

126	Westpac Group

Other Westpac business information

Employees

The number of employees in each area of business as at 30 September1:

	2011	2010	2009
Westpac RBB	10,441	11,663	11,751
WIB	3,194	3,139	3,065
St.George Banking Group	4,998	5,518	5,227
BTFG	4,239	4,316	3,949
New Zealand Banking	4,575	4,698	4,510
Other	10,359	9,628	8,530
Total employees	37,806	38,962	37,032

1    The number of employees includes core and implied FTE (including FTE working on merger integration projects). Core FTE includes full-time and pro-rata part-time staff. Implied FTE includes overtime, temporary and contract staff.

2011 v 2010

Total FTE decreased by 1,156 compared to 30 September 2010. This decrease is primarily driven by continuous productivity and restructuring initiatives across various business units.

Specifically, the movement comprised:

▪          a decrease of 1,222 FTE in Westpac RBB as a result of continuous productivity initiatives across Retail and Commercial Banking and Customer Service and business restructures within the Group;

▪          a decrease of 520 FTE in St.George Banking Group as a result of productivity initiatives and business restructures within the Group. Included within the 520 FTE reduction is a 161 FTE increase for new customer facing employees associated with the Bank of Melbourne;

▪          a decrease of 123 FTE in New Zealand Banking as a result of productivity initiatives and business restructures within the Group; and

▪          an increase of 709 FTE in other businesses driven by project demand predominantly related to the SIPs program, business restructures within the Group and the direct employment of IT support staff previously supplied by an external vendor.

2010 v 2009

Total FTE increased by 1,930 in 2010 compared to 30 September 2009. This increase was primarily driven by Westpac’s investment in technology and other projects.

Specifically, the movement comprised:

▪        a reduction of 88 FTE in Westpac RBB, mainly driven by productivity initiatives implemented during the year to reduce FTE within Retail, Regional and Commercial Banking, combined with a reduction in Customer Service Centres;

▪        an additional 74 FTE in WIB, driven by an increase in the number of technology and other projects. There was also a slight decrease in core FTE due to restructuring initiatives in various business areas within WIB;

▪        an additional 291 FTE in St.George Banking Group, mainly driven by the St.George Banking Group Re-engineering project and an increase in call centre staff to improve customer response times and minimise waiting times;

▪        an additional 367 FTE in BTFG, the majority of this increase resulted from technology and other projects. Other major drivers included enhanced risk management resources; the recruitment of additional financial planners and assistants to support revenue growth and productivity increases; and the establishment of new roles to enhance the multi-brand strategy;

▪        an additional 188 FTE in New Zealand Banking, primarily driven by recruitment initiatives to place new bankers in vacant roles across Agri, LBMs and SMEs and Mid-Market businesses. Other increases occurred in Retail due to the roll out of the Local Branch Operating Model and the setup of eight new branches. There were also increases in Risk; and

▪        an additional 1,098 FTE in Technology and Product & Operations, driven by increases in project staff to support technology projects (1,036 FTE) and increased support staff for other strategy projects.

Property

We occupy premises primarily in Australia, New Zealand and the Pacific Islands including 1,532 branches, (2010 1,517) as at 30 September 2011. As at 30 September 2011, we owned approximately 2.9% (2010 4%) of the premises we occupied in Australia, none (2010 none) in New Zealand and 59% (2010 50%) in the Pacific Islands. The remainder of premises are held under commercial lease with the terms generally averaging five years. As at 30 September 2011, the carrying value of our directly owned premises and sites was approximately $198 million (2010 $210 million).

Westpac Place in Sydney CBD is the Group’s head office and has a 6,078 seat capacity. In 2006 we signed a 12 year lease, which commenced in November 2006 and contains three six-year options to extend.

60 Martin Place in Sydney CBD is the next largest corporate site. The Martin Place office has a 2,338 seat capacity. A lease commitment at this site extends to 2015 with two two-year options to extend.

We have retained a corporate presence in Kogarah, in the Sydney Metro area, which is a key corporate office of St.George. The Kogarah head office has a 2,297 seat capacity. A lease commitment at this site extends to 2021 with five five-year options to extend.

On 27 July 2010, Westpac entered into a lease and services agreement for a purpose built data centre in Western Sydney. This agreement relates to the design, construction and operation of the data centre and is for a period of 15 years with two further five year option periods. The site was handed over on 28 September 2011.

Westpac New Zealand Head Office

Construction of WNZL’s new premises ‘Westpac on Takutai Square’ was completed in 2011. The head office, located at the Eastern end of Britomart Precinct near Customs

Annual Report 2011    127

Street in Auckland, New Zealand, contains 23,000m2 of office space across two buildings and has a capacity of approximately 1,800 seats. A lease commitment at this site extends to 2021, with two six-year options to extend.

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

Auditor’s remuneration

Auditor’s remuneration, including goods and services tax, to the external auditor for the years ended 30 September 2011 and 2010 is provided in Note 33 to the financial statements.

Audit related services

Westpac Group Secretariat monitors the application of the pre-approval process in respect of audit, audit-related and non-audit services provided by PricewaterhouseCoopers (PwC) and promptly brings to the attention of the BAC any exceptions that need to be approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X. The pre-approval guidelines are communicated to Westpac’s divisions through publication on the Westpac intranet.

During the year ended 30 September 2011, there were no fees paid by Westpac to PwC that required approval by the BAC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

128    Westpac Group

Section 3

Financial report for the year ended 30 September 2011

Contents

Financial statements

Income statements

Statements of comprehensive income

Balance sheets

Statements of changes in equity

Cash flow statements

Notes to the financial statements
Note 1	Summary of significant accounting policies	Note 25	Share-based payments
Note 2	Net interest income	Note 26	Average balance sheet and interest rates
Note 3	Non-interest income	Note 27	Financial risk
Note 4	Operating expenses	Note 27.1 Approach to risk management
Note 5	Income tax	Note 27.2 Credit risk management
Note 6	Dividends	Note 27.3 Funding and liquidity risk management
Note 7	Earnings per share	Note 27.4 Market risk
Note 8	Receivables due from other financial institutions	Note 28	Fair values of financial assets and liabilities
Note 9	Trading securities and other financial assets	Note 29	Derivative financial instruments
	designated at fair value	Note 30	Capital adequacy
Note 10	Available-for-sale securities	Note 31	Securitisation
Note 11	Loans	Note 32	Group segment information
Note 12	Provisions for impairment charges on loans	Note 33	Auditor’s remuneration
Note 13	Goodwill and other intangible assets	Note 34	Expenditure commitments
Note 14	Property, plant and equipment	Note 35	Superannuation commitments
Note 15	Deferred tax assets and deferred tax liabilities	Note 36	Contingent liabilities, contingent assets and
Note 16	Other assets		credit commitments
Note 17	Payables due to other financial institutions	Note 37	Fiduciary activities
Note 18	Deposits	Note 38	Group entities
Note 19	Trading liabilities and other financial liabilities	Note 39	Other group investments
	designated at fair value	Note 40	Related party disclosures
Note 20	Provisions	Note 41	Director and other key management
Note 21	Other liabilities		personnel disclosures
Note 22	Debt issues	Note 42	Notes to the cash flow statements
Note 23	Loan capital	Note 43	Subsequent events
Note 24	Shareholders’ equity and non-controlling
interests

Statutory statements

Directors’ declaration

Management’s report on internal control over financial reporting

Independent Auditor’s report to the members of Westpac Banking Corporation

Report of independent registered public accounting firm

Annual Report 2011	129

Financial statements

Income statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
		2011	2010	2009	2011	2010
	Note	$m	$m	$m	$m	$m
Interest income	2	38,098	34,151	30,446	37,107	29,799
Interest expense	2	(26,102)	(22,309)	(18,800)	(26,755)	(20,786)
Net interest income		11,996	11,842	11,646	10,352	9,013
Non-interest income	3	4,917	5,068	4,859	3,579	4,603
Net operating income before operating expenses and impairment charges		16,913	16,910	16,505	13,931	13,616
Operating expenses	4	(7,406)	(7,416)	(7,171)	(6,096)	(5,540)
Impairment charges on loans	12	(993)	(1,456)	(3,238)	(775)	(958)
Profit before income tax		8,514	8,038	6,096	7,060	7,118
Income tax expense	5	(1,455)	(1,626)	(2,579)	(847)	(958)
Net profit for the year		7,059	6,412	3,517	6,213	6,160
Profit attributable to non-controlling interests		(68)	(66)	(71)	-	-
Net profit attributable to owners of Westpac Banking Corporation		6,991	6,346	3,446	6,213	6,160
Earnings per share
Basic (cents)	7	233.0	214.2	125.3
Diluted (cents)	7	223.6	207.1	123.2

The above income statements should be read in conjunction with the accompanying notes.

130	Westpac Group

Financial statements

Statements of comprehensive income for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
	2011	2010	2009	2011	2010
	$m	$m	$m	$m	$m
Net profit for the year	7,059	6,412	3,517	6,213	6,160
Other comprehensive income:
Gains/(losses) on available-for-sale securities:
Recognised in equity	(73)	92	33	(106)	33
Transferred to income statements	(66)	(1)	18	(48)	8
Gains/(losses) on cash flow hedging instruments:
Recognised in equity	796	(104)	(435)	761	(155)
Transferred to income statements	-	(2)	(11)	-	(5)
Defined benefit obligation actuarial gains/(losses) recognised in equity (net of tax)	(189)	(99)	41	(181)	(85)
Exchange differences on translation of foreign operations	25	(122)	(121)	7	87
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	39	(28)	(15)	43	(11)
Cash flow hedging reserve	(243)	36	136	(229)	48
Foreign currency translation reserve	(32)	6	7	(34)	(21)
Other comprehensive income for the year (net of tax)	257	(222)	(347)	213	(101)
Total comprehensive income for the year	7,316	6,190	3,170	6,426	6,059
Attributable to:
Owners of Westpac Banking Corporation	7,248	6,124	3,099	6,426	6,059
Non-controlling interests	68	66	71	-	-
Total net income recognised for the year	7,316	6,190	3,170	6,426	6,059

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

Annual Report 2011	131

Balance sheets as at 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
		2011	2010	2011	2010
	Note	$m	$m	$m	$m
Assets
Cash and balances with central banks	42	16,258	4,464	14,750	3,693
Receivables due from other financial institutions	8	8,551	12,588	5,237	10,047
Derivative financial instruments	29	49,145	36,102	48,879	35,908
Trading securities	9	47,971	40,011	45,290	37,821
Other financial assets designated at fair value	9	2,960	3,464	2,093	1,324
Available-for-sale securities	10	18,075	12,124	15,426	10,932
Loans – housing and personal	11	351,969	333,971	319,842	303,749
Loans – business	11	144,640	143,684	127,537	127,418
Life insurance assets		7,916	12,310	-	-
Regulatory deposits with central banks overseas		1,739	1,322	1,649	1,288
Due from subsidiaries		-	-	56,938	58,295
Deferred tax assets	15	2,651	2,290	2,456	1,938
Investments in subsidiaries		-	-	4,927	5,005
Goodwill and other intangible assets	13	11,779	11,504	9,600	9,381
Property, plant and equipment	14	1,158	1,010	982	852
Other assets	16	5,416	3,433	4,426	2,645
Total assets		670,228	618,277	660,032	610,296
Liabilities
Payables due to other financial institutions	17	14,512	8,898	14,397	8,887
Deposits	18	370,278	337,385	341,457	311,562
Derivative financial instruments	29	39,405	44,039	38,530	42,977
Trading liabilities and other financial liabilities designated at fair value	19	9,803	4,850	9,803	4,850
Debt issues	22	165,659	150,336	137,766	124,647
Acceptances		272	635	272	635
Current tax liabilities		581	302	541	282
Deferred tax liabilities	15	11	24	1	1
Life insurance liabilities		7,002	11,560	-	-
Due to subsidiaries		-	-	61,782	62,463
Provisions	20	1,671	1,726	1,480	1,526
Other liabilities	21	9,053	8,772	7,243	6,988
Total liabilities excluding loan capital		618,247	568,527	613,272	564,818
Loan capital
Subordinated bonds, notes and debentures	23	5,226	6,679	5,226	6,679
Subordinated perpetual notes	23	400	404	400	404
Convertible debentures and Trust preferred securities	23	616	624	616	624
Stapled preferred securities	23	1,931	1,925	1,931	1,925
Total loan capital		8,173	9,632	8,173	9,632
Total liabilities		626,420	578,159	621,445	574,450
Net assets		43,808	40,118	38,587	35,846
Shareholders’ equity
Share capital:
Ordinary share capital	24	25,456	24,686	25,456	24,686
Treasury shares and RSP treasury shares	24	(187)	(190)	(118)	(118)
Reserves		498	(57)	490	(7)
Retained profits		16,059	13,750	10,867	9,393
Convertible debentures	24	-	-	1,892	1,892
Total equity attributable to owners of Westpac Banking Corporation		41,826	38,189	38,587	35,846
Non-controlling interests	24	1,982	1,929	-	-
Total shareholders’ equity and non-controlling interests		43,808	40,118	38,587	35,846
Contingent liabilities, contingent assets and credit commitments	36

The above balance sheets should be read in conjunction with the accompanying notes.

132	Westpac Group

Financial statements

Statements of changes in equity as at 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
	2011	2010	2009	2011	2010
	$m	$m	$m	$m	$m
Share capital
Balance as at beginning of the year	24,496	23,496	6,593	24,568	23,567
Shares issued:
Dividend reinvestment plan	747	961	1,015	747	961
DRP underwriting agreement	-	-	887	-	-
Option and share rights schemes	23	44	10	23	44
St.George merger	-	-	12,123	-	-
Institutional placement	-	-	2,465	-	-
Share purchase plan	-	-	440	-	-
Final settlement of Hastings Funds Management Limited acquisition	-	-	9	-	-
Shares purchased for delivery upon exercise of options and share rights (net of tax)	-	(3)	(9)	-	(3)
(Acquisition)/disposal of treasury shares	3	(2)	(26)	-	(1)
Acquisition of RSP treasury shares	-	-	(11)	-	-
Balance as at end of the year	25,269	24,496	23,496	25,338	24,568
Available-for-sale securities reserve
Balance as at beginning of the year	131	66	28	59	29
Additions through merger	-	-	-	-	(2)
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	(73)	92	33	(106)	33
Exchange differences	-	2	2	-	2
Income tax effect	23	(31)	(10)	31	(12)
Transferred to income statements	(66)	(1)	18	(48)	8
Income tax effect	16	3	(5)	12	1
Balance as at end of the year	31	131	66	(52)	59
Share-based payment reserve
Balance as at beginning of the year	540	420	346	499	388
Current period movement due to transactions with employees	108	120	74	103	111
Balance as at end of the year	648	540	420	602	499
Cash flow hedging reserve
Balance as at beginning of the year	(441)	(371)	(61)	(379)	(234)
Additions through merger	-	-	-	-	(33)
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	796	(104)	(435)	761	(155)
Income tax effect	(243)	35	134	(229)	47
Transferred to income statements	-	(2)	(11)	-	(5)
Income tax effect	-	1	2	-	1
Balance as at end of the year	112	(441)	(371)	153	(379)
Foreign currency translation reserve
Balance as at beginning of the year	(287)	(171)	(57)	(227)	(293)
Current period movement due to changes in other comprehensive income:
Foreign currency translation adjustment	25	(122)	(121)	7	87
Tax on foreign currency translation adjustment	(32)	6	7	(34)	(21)
Balance as at end of the year	(294)	(287)	(171)	(254)	(227)
Other reserves
Balance as at beginning of the year	-	-	-	41	-
Transactions with owners	1	-	-	-	41
Balance as at end of the year	1	-	-	41	41
Total reserves	498	(57)	(56)	490	(7)
Movements in retained profits
Balance as at beginning of the year	13,750	11,197	10,698	9,393	7,073
Current period movement due to changes in other comprehensive income:
Actuarial gains/(losses) on defined benefit obligations (net of tax)	(189)	(99)	41	(181)	(85)
Profit attributable to owners of Westpac Banking Corporation	6,991	6,346	3,446	6,213	6,160
Transaction with owners:
Ordinary dividends paid	(4,493)	(3,694)	(2,988)	(4,500)	(3,700)
Distributions on convertible debentures	-	-	-	(58)	(55)
Balance as at end of the year	16,059	13,750	11,197	10,867	9,393
Total comprehensive income attributable to non-controlling interests	68	66	71	-	-
Total comprehensive income attributable to owners of Westpac Banking Corporation	7,248	6,124	3,099	6,426	6,059
Total comprehensive income for the year	7,316	6,190	3,170	6,426	6,059

The above statements of changes in equity should be read in conjunction with the accompanying notes.

Annual Report 2011	133

Cash flow statements for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
	2011	2010	2009	2011	2010
	$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received	37,864	33,225	30,762	36,859	29,042
Interest paid	(25,866)	(20,854)	(19,149)	(26,517)	(19,643)
Dividends received excluding life business	17	25	21	637	217
Other non-interest income received	2,649	3,785	3,575	1,726	1,586
Operating expenses paid	(5,461)	(6,036)	(5,250)	(4,393)	(4,084)
Net (increase)/decrease in trading and fair value assets	(8,117)	1,819	12,428	(8,996)	2,932
Net increase/(decrease) in trading and fair value liabilities	4,932	(5,936)	(13,104)	4,933	(4,205)
Net (increase)/decrease in derivative financial instruments	(16,960)	(2,418)	15,000	(16,732)	(2,499)
Income tax paid excluding life business	(1,861)	(3,537)	(1,346)	(1,755)	(3,471)
Life business:
Receipts from policyholders and customers	2,256	2,463	2,679	-	-
Interest and other items of similar nature	40	24	29	-	-
Dividends received	379	449	489	-	-
Payments to policyholders and suppliers	(1,831)	(2,475)	(2,732)	-	-
Income tax paid	(55)	(66)	(65)	-	-
Net cash provided by/(used in) operating activities	(12,014)	468	23,337	(14,238)	(125)
Cash flows from investing activities
Proceeds from sale of available-for-sale securities	2,845	3,080	5,417	742	719
Purchase of available-for-sale securities	(7,978)	(12,962)	(3,271)	(4,613)	(10,439)
Net (increase)/decrease in:
Due from other financial institutions	3,674	(3,330)	2,576	4,454	(2,218)
Loans	(18,325)	(19,683)	(35,345)	(16,663)	(15,396)
Life insurance assets and liabilities	(254)	(367)	(33)	-	-
Regulatory deposits with central banks overseas	(384)	(685)	30	(339)	(679)
Other assets	(447)	530	(3,747)	-	711
Investments in controlled entities	-	-	-	-	383
Net movement in amounts due to/from controlled entities[1]	-	-	-	1,004	(3,217)
Purchase of intangible assets	(742)	(508)	(295)	(635)	(438)
Purchase of property, plant and equipment	(402)	(366)	(285)	(347)	(308)
Proceeds from disposal of property, plant and equipment	15	33	19	8	19
Merger with St.George, net of transaction costs	-	-	374	-	214
Net cash used in investing activities	(21,998)	(34,258)	(34,560)	(16,389)	(30,649)
Cash flows from financing activities
Issue of loan capital (net of issue costs)	-	-	897	-	-
Redemption of loan capital	(1,404)	(1,225)	(1,869)	(1,404)	(1,225)
Proceeds from share placements[2]	68	-	2,890	-	-
Proceeds from exercise of employee options	23	48	10	23	48
Purchase of shares on exercise of employee options and rights	-	(5)	(10)	-	(5)
Net increase/(decrease) in:
Due to other financial institutions	5,439	(406)	(12,562)	5,333	(511)
Deposits	31,498	12,379	20,427	29,497	7,808
Debt issues and acceptances	14,328	27,666	3,327	12,214	30,109
Other liabilities and provisions	(1,318)	(531)	(1,468)	(1,147)	(1,443)
Purchase of treasury shares	(3)	(13)	(41)	-	(8)
Sale of treasury shares	6	7	7	-	7
Payment of dividends	(3,746)	(2,733)	(1,973)	(3,812)	(2,794)
Proceeds from DRP underwriting agreement	-	-	887	-	-
Payment of dividends — former St.George shareholders	-	-	(708)	-	-
Payment of dividends to non-controlling interests	(82)	(76)	(71)	-	-
Net cash provided by financing activities	44,809	35,111	9,743	40,704	31,986
Net increase/(decrease) in cash and cash equivalents	10,797	1,321	(1,480)	10,077	1,212
Effect of exchange rate changes on cash and cash equivalents	997	(129)	(57)	980	(97)
Cash and cash equivalents as at the beginning of the year	4,464	3,272	4,809	3,693	2,578
Cash and cash equivalents as at the end of the year	16,258	4,464	3,272	14,750	3,693

1    In the current year, amounts due to controlled entities and due from controlled entities have been aggregated and disclosed under investing activities to accurately reflect the nature of the transactions. To improve presentation, we have revised comparatives.

2    The cash flow in the current year relates to the net proceeds to the Group from a share rights issue by BTIM, a partly owned subsidiary.

The above cash flow statements should be read in conjunction with the accompanying notes.

Details of the reconciliation of net cash provided by operating activities to net profit attributable to owners of Westpac Banking Corporation are provided in Note 42.

134	Westpac Group

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

This financial report of Westpac Banking Corporation (the Parent Entity), together with its controlled entities (the Group or Westpac), for the year ended 30 September 2011 was authorised for issue by the Board of Directors on 2 November 2011.

(ii)              Comparative revisions

Comparative information has been revised where appropriate to enhance comparability. Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

(iii)          Changes in accounting policies

The Group has continued to apply the accounting policies used for the 2010 Annual Report. There have been no changes in accounting policies in the current year.

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

b.              Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the statement of comprehensive income, except where deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Annual Report 2011	135

Note 1. Summary of significant accounting policies (continued)

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

Interest relating to impaired loans is recognised using the loan’s original effective interest rate based on the net carrying value of the impaired loan after giving effect to impairment charges or for a variable rate loan, the current effective interest rate determined under the contract. This rate is also used to discount the future cash flows for the purpose of measuring impairment charges. For loans that have been impaired this method results in cash receipts being apportioned between interest and principal.

(ii)              Leasing

Finance leases are accounted for under the net investment method whereby income recognition is based on a pattern reflecting a constant periodic rate of return on the net investment in the finance lease and is included as part of interest income.

(iii)          Fee income

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

(iv)            Net trading income

Realised gains or losses, and unrealised gains or losses arising from changes in the fair value of the trading assets and liabilities are recognised as trading income in the income statement in the period in which they arise except for recognition of day one profits or losses which are deferred where certain valuation inputs are unobservable. Dividend income on the trading portfolio is also recorded as part of non-interest income. Interest income or expense on the trading portfolio is recognised as part of net interest income.

(v)                Other dividend income

Dividends on quoted shares are recognised on the ex-dividend date. Dividends on unquoted shares are recognised when the company’s right to receive payment is established.

(vi)            Gain or loss on sale of property, plant and equipment

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds less costs of disposal, and the carrying amount of the asset, and is recognised as non-interest income.

136	Westpac Group

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

(iv)           Commissions and other fees

External commissions and other costs paid to acquire loans are capitalised and amortised using the effective interest method (refer to Note 1(b)(i)). All other fees and commissions are recognised in the income statement over the period in which the related service is received.

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

Employee share plan (ESP)

The value of shares expected to be issued to employees for nil consideration under the ESP is recognised as an expense over the financial year and accrued in other liabilities. The fair value of any ordinary shares issued to satisfy the obligation to employees is recognised within equity, or if purchased on market, the obligation to employees is satisfied by delivering shares that have been purchased on market.

Restricted share plan (RSP)

The fair value of shares allocated to employees for nil consideration under the RSP is recognised as an expense over the vesting period. The fair value of ordinary shares issued to satisfy the obligation to employees is measured at grant date and is recognised as a separate component of equity.

Westpac has formed a trust to hold any shares forfeited by employees until they are reallocated to employees in subsequent grants in the Group’s restricted share plan. Shares allocated to employees under the RSP, which have not yet vested, are treated as treasury shares and deducted from shareholders’ equity.

Annual Report 2011	137

Note 1. Summary of significant accounting policies (continued)

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

Except as noted above, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. For presentation purposes deferred tax assets and deferred tax liabilities have been offset where they relate to the same taxation authority on the same taxable entity or different entities in the same taxable group.

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

138	Westpac Group

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

▪          Financial assets at fair value through profit or loss
This category has two sub-categories: firstly financial assets held for trading and secondly those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling it in the near term, if it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit taking, if it is a derivative that is not a designated hedging instrument, or if so designated on acquisition by management, in accordance with conditions set out in Note 1(f)(i)(e).

▪          Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

▪          Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity.

▪          Available-for-sale securities
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

Available-for-sale financial assets and financial assets recognised at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method unless loans are designated at fair value through profit and loss in order to reduce an accounting mismatch. Realised and unrealised gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognised in other comprehensive income, until the financial asset is derecognised or impaired at which time the cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the right to receive payment is established. Foreign exchange gains or losses and interest, calculated using the effective interest rate method, on available-for-sale debt instruments are also recognised in the income statement.

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

b.              Receivables due from other financial institutions

Receivables due from other financial institutions include conduit assets, collateral placed and interbank lending. They are accounted for as loans and receivables and subsequently measured at amortised cost using the effective interest rate method.

Annual Report 2011	139

Note 1. Summary of significant accounting policies (continued)

c.              Derivative financial instruments

Derivative financial instruments including forwards, futures, swaps and options are recognised in the balance sheet at fair value. Fair value is obtained from quoted market prices, independent dealer price quotations, discounted cash flow models and option pricing models, which incorporate current market and contractual prices for the underlying instrument, time to expiry, yield curves and volatility of the underlying. Also included in the determination of the fair value of derivatives is a credit valuation adjustment (CVA). Where the derivative has a positive fair value (asset), this credit adjustment is to reflect the credit worthiness of the counterparty. Where the derivative has a negative fair value (liability), this credit adjustment reflects the Group’s own credit risk. These credit adjustments are taken into account after considering any relevant collateral or master netting agreements.

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

g.              Loans

Loans includes advances, overdrafts, home loans, credit card and other personal lending, term loans, leasing receivables, bill financing and acceptances. The accounting policy for loans and receivables is in Note 1(f)(i).

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

i.                  Life insurance assets

Assets held by the life insurance companies, including investments in funds managed by the Group, are designated at fair value through profit or loss as required by AASB 1038 Life Insurance Contracts. Changes in fair value are included in the income statement. Most assets are held in the life insurance statutory funds and can only be used within the restrictions imposed under the Life Insurance Act 1995. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund or as distribution when solvency and capital adequacy requirements are met. Therefore they are not as liquid as other financial assets.

j.                  Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

▪          the rights to receive cash flows from the asset have expired; or

▪          the entity has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement and cannot sell or repledge the asset other than to the transferee; and

▪          either the Group has transferred substantially all the risks and rewards of the asset, or the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

140	Westpac Group

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

(ii)              Impairment of financial assets

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

(v)         the disappearance of an active market for that financial asset because of financial difficulties; or

(vi)      observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the Group, including:

–         adverse changes in the payment status of borrowers in the Group; or

–         national or local economic conditions that correlate with defaults on the assets in the Group.

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

Annual Report 2011	141

Note 1. Summary of significant accounting policies (continued)

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

Available-for-sale

The Group assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For debt instruments classified as available-for-sale, impairment is determined by using the same methodology as Note 1(f)(ii). For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment charge on that financial asset previously recognised in profit or loss – is removed from other comprehensive income and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment charge was recognised in the income statement, the impairment charge is reversed through the income statement. Subsequent reversal of impairment charges on equity instruments are not recognised in the income statement.

(iii)          Non-financial assets

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

Depreciation is calculated using the straight-line method to allocate the cost of assets less any residual value over their estimated useful lives, as follows:

▪	Premises and sites	Up to 50 years

▪	Leasehold improvements	Up to 10 years

▪	Furniture and equipment	3 to 15 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds less costs of disposal, and the carrying amount of the asset, and is recognised as non-interest income.

b.              Intangible assets

Goodwill

Goodwill represents amounts arising on the acquisition of businesses. Prior to the revised AASB 3 Business Combinations, goodwill represented the excess of purchase consideration, including directly attributable expenses associated with the acquisition, over the fair value of the Group’s share of the identifiable net assets of the acquired business. Goodwill arising on the acquisition of a business subsequent to the adoption of the revised AASB 3 represents the excess of the purchase consideration, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree, over the fair value of the Group’s share of net identifiable assets acquired.

All goodwill is considered to have an indefinite life.

Goodwill is tested for impairment annually and whenever there is an indication that it may be impaired, and is carried at cost or deemed cost less accumulated impairment. Gains or losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to CGUs based on management’s analysis of where the synergies resulting from an acquisition are expected to arise.

142	Westpac Group

Notes to the financial statements

Note 1. Summary of significant accounting policies (continued)

▪          Brands

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

▪          Core deposit intangibles

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

Core deposit intangibles are amortised using the straight-line method over a period of nine years and are stated at cost less accumulated amortisation and impairment. Core deposit intangibles are assessed for impairment at each reporting date and whenever there is an indicator of impairment.

Other intangibles

Other intangibles are stated at cost less accumulated amortisation (where relevant) and impairment. Other intangibles consist of distribution relationships, customer relationships, computer software, value of in-force business and service contracts. These are assessed for impairment at each reporting date and whenever there is an indicator of impairment. For significant other intangibles, the accounting policies are as follows:

▪          Financial planner distribution relationships

Distribution relationship intangibles were recognised due to the merger with St.George and represent the value attributable to financial planner relationships. These assets are amortised using the straight-line method to allocate the cost of the assets over their estimated useful lives of eight years.

▪          Credit card customer relationships

The credit card customer relationship intangibles were recognised due to the merger with St.George and represent the value attributable to the future fee and interest revenue from credit card relationships. These assets are amortised using the straight-line method to allocate the cost of the assets over their estimated useful lives of five years.

▪          Computer software

Internal and external costs directly incurred in the purchase or development of computer software, including subsequent upgrades and enhancements are recognised as intangible assets when it is probable that they will generate future economic benefits attributable to the Group. These assets are amortised using the straight-line method to allocate the cost of the asset less any residual value over their estimated useful lives of between three and ten years. In previous years this was a range of between three and five years.

(iv)            Investments in controlled entities

Investments in controlled entities are initially recorded by Westpac at cost. Investments in controlled entities are subsequently held at the lower of cost and recoverable amount.

(v)                Impairment of non-financial assets

The carrying amount of the Group’s non-financial assets, other than deferred tax assets and assets arising from employee benefits, are reviewed at each balance date to determine whether there is any indication of impairment. If such an indication exists, the asset’s recoverable amount is estimated. An impairment charge is recognised whenever the carrying amount of an asset or the CGU to which it is allocated exceeds its recoverable amount. With the exception of goodwill for which impairment charges are not reversed, where an impairment charge subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment charge been recognised for the asset (or CGU) in prior years. Impairment charges and reversals of impairment charges are recognised in the income statement.

The recoverable amount of an asset is the greater of its fair value less cost to sell and value-in-use. In assessing value-in-use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the CGU to which the asset belongs.

Annual Report 2011	143

Note 1. Summary of significant accounting policies (continued)

g.                    Liabilities

(i)                  Financial liabilities

Financial liabilities are initially recognised at fair value plus transaction costs except where they are subsequently measured at fair value, in which case transaction costs are expensed as incurred. They are subsequently measured at amortised cost except for derivatives and liabilities at fair value, which are held at fair value through profit or loss. Financial liabilities are recognised when an obligation arises and derecognised when it is discharged, cancelled or expires.

a.              Payables due to other financial institutions

Payables due to other financial institutions includes interbank lending, vostro balances, collateral received and settlement account balances due to other financial institutions. They are measured at amortised cost.

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

d.              Derivative financial instruments

Derivative financial instruments including forwards, futures, swaps and options are recognised in the balance sheet at fair value. Fair values are obtained from quoted market prices, independent dealer price quotations, discounted cash flow models and option pricing models, which incorporate current market and contractual prices for the underlying instrument, time to expiry, yield curves and volatility of the underlying. Also included in the determination of the fair value of derivatives is a CVA. Where the derivative has a positive fair value (asset), this credit adjustment reflects the credit worthiness of the counterparty. Where the derivative has a negative fair value (liability), this credit adjustment reflects the Group’s own credit risk. These credit adjustments are taken into account after considering any relevant collateral or master netting agreements.

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

h.              Loan capital

Loan capital includes 2004 Trust Preferred Securities (2004 TPS) and Westpac SPS and SPS II that qualify as Tier 1 capital and subordinated bonds, notes and debentures that qualify as Tier 2 capital as defined by APRA for capital adequacy purposes. Loan capital is measured at amortised cost using the effective interest method.

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

144	Westpac Group

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

Life insurance contract liabilities

The value of life insurance contract liabilities is calculated using the margin on services methodology. The methodology takes into account the risks and uncertainties of the particular classes of the life insurance business written. Deferred policy acquisition costs are included in the measurement basis of life insurance contract liabilities and are therefore equally sensitive to the factors that are considered in the liabilities measurement. This methodology is in accordance with Actuarial Standard 1.04 Valuation of Policy Liabilities issued by the Life Insurance Actuarial Standard Board (LIASB) under the Life Insurance Act 1995.

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

The key factors that affect the estimation of these liabilities and related assets are:

▪          the cost of providing benefits and administrating the contracts;

▪          mortality and morbidity experience, including enhancements to policyholder benefits;

▪          discontinuance experience, which affects the Group’s ability to recover the cost of acquiring new business over the life of the contracts; and

▪          the rate at which projected future cash flows are discounted.

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

Annual Report 2011	145

Note 1. Summary of significant accounting policies (continued)

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

f.                Provision for impairment on credit commitments

A provision for undrawn contractually committed facilities and guarantees provided are calculated using the same methodology as provision for impairment charges on loans (refer to Note 1(j)(ii)).

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

(iii)         Other equity instruments

Convertible debentures issued by the parent entity in respect of the 2003 Trust Preferred Securities (2003 TPS) and 2006 Trust Preferred Securities (2006 TPS) are recognised in the balance sheet at the amount of consideration received net of issue costs. They are translated into Australian currency using the rate of exchange on issue date and distributions on them are recognised when entitlements are determined in accordance with the terms of the convertible debentures.

(iv)            Non-controlling interests

Non-controlling interests represents the share in the net assets of subsidiaries attributable to equity interests that are not owned directly or indirectly by the Parent Entity. The Group also has on issue 2003 TPS and 2006 TPS that are hybrid instruments and are classified as non-controlling interests.

146	Westpac Group

Notes to the financial statements

Note 1. Summary of significant accounting policies (continued)

(v)                Reserves

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

Other reserves

Other reserves for the Parent Entity consists of the common control reserve (refer Note 1(e)(ii)). Other reserves for the Group consists of transactions relating to a change in the parent entity’s ownership of a subsidiary that does not result in a loss of control. The amount recorded in other reserves reflects the difference between the amount by which non-controlling interests are adjusted and the fair value of any consideration paid or received.

i.                        Other accounting principles and policies

(i)                  Hedging

The Group uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rates and foreign currency, including exposures arising from forecast transactions. The method of recognising the fair value gain or loss of derivatives depends on the nature of the hedging relationship. Hedging relationships are of three types:

▪          fair value hedge: a hedge of the change in fair value of recognised assets or liabilities or unrecognised firm commitments;

▪         cash flow hedge: a hedge of variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecasted transaction; and

▪          hedge of a net investment in a foreign operation: a hedge of the amount of the Group’s interest in the net assets of a foreign operation.

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

Annual Report 2011	147

Note 1. Summary of significant accounting policies (continued)

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

Westpac has entered into transactions where fair value is determined using valuation models for which not all significant inputs are market observable prices or rates. Such a financial instrument is initially recognised at the transaction price which is the best indicator of fair value, although the value obtained from the relevant valuation model may differ. The difference between the transaction price and the model value, commonly referred to as ‘day one profit or loss’, is not recognised immediately in profit or loss.

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

(v)                Fiduciary activities

Certain controlled entities within the Group conduct investment management and other fiduciary activities as responsible entity or manager on behalf of individuals, trusts, retirement benefit plans and other institutions. These activities involve the management of assets in investment schemes and superannuation funds, and the holding or placing of assets on behalf of third parties.

Where controlled entities, as responsible entities, incur liabilities in respect of these activities, a right of indemnity exists against the assets of the applicable trusts. As these assets are sufficient to cover liabilities, and it is not probable that the controlled entities will be required to settle them, the assets and liabilities are not included in the consolidated financial statements.

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

148	Westpac Group

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

(ix)             Earnings per share

Basic earnings per share (EPS) is determined by dividing net profit after tax attributable to equity holders of Westpac, excluding costs of servicing other equity instruments, by the weighted average number of ordinary shares outstanding during the financial year, excluding the number of ordinary shares purchased by the Group and held as treasury shares.

Diluted EPS is calculated by adjusting the earnings and number of shares used in the determination of the basic EPS for the effects of dilutive options, share rights and other dilutive potential ordinary shares.

In relation to options, share rights and restricted shares the weighted average number of shares is adjusted to take into account the weighted average number of shares assumed to have been issued for nil consideration in determining diluted EPS. The number of ordinary shares assumed to be issued for nil consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price over the reporting period.

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

In its capacity as a lessor, the Group primarily offers finance leases. The Group recognises the assets held under finance lease in the balance sheet as loans at an amount equal to the net investment in the lease. The recognition of finance income is based on a pattern reflecting a constant periodic return on the Group’s net investment in the finance lease. Finance lease income is included within interest income in the income statement refer to Note 1(b)(ii).

In its capacity as a lessee, the Group mainly uses property and equipment under operating leases. Payments due to the lessor under operating leases are charged to equipment and occupancy expense on a straight-line basis over the term of the lease (refer to Note 1(c)(iii)).

Annual Report 2011	149

Note 1. Summary of significant accounting policies (continued)

(xi)             Segment reporting

Operating segments are presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing the financial performance of its divisions internally, Westpac uses a measure of performance it refers to as ‘Cash Earnings’. To calculate Cash Earnings, Westpac adjusts the statutory result for material items that key decision makers believe do not reflect ongoing operations, items that are not considered when dividends are recommended and accounting reclassifications between individual line items that do not impact statutory results, such as policyholder tax recoveries.

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

Management has discussed the accounting policies which are sensitive to the use of judgment, estimates and assumptions with the BAC.

The nature of assumptions and estimates used and the value of the resulting asset and liability balances are included in the policies below.

(i)                  Fair value of financial instruments

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

Financial instruments are either priced with reference to a quoted market price for that instrument or by using a valuation model. Where the fair value is calculated using financial market pricing models, the methodology used is to calculate the expected cash flows under the terms of each specific contract and then discount these values back to the present value. These models use as their basis independently sourced market parameters including, for example, interest rate yield curves, equities and commodities prices, option volatilities and currency rates. Most market parameters are either directly observable or are implied from instrument prices; however, profits or losses are recognised upon initial recognition only when such profits can be measured by reference to observable current market transactions or valuation techniques based on observable market inputs.

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

The majority of the Group’s derivatives are valued using valuation techniques that utilise observable market inputs. The fair value of substantially all securities positions carried at fair value is determined directly from quoted prices or from market observable inputs applied in valuation models. The Group has financial assets measured at fair value of $126,057 million (2010 $104,002 million). $1,473 million of this is measured at fair value based on significant unobservable market inputs (2010 $1,164 million). The Group has financial liabilities measured at fair value of $151,545 million (2010 $135,465 million). $74 million of this is measured at fair value based on significant unobservable market inputs (2010 $153 million). Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group or the Parent Entity’s reported results.

(ii)              Provisions for impairment charges on loans and credit commitments

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

150	Westpac Group

Notes to the financial statements

Note 1. Summary of significant accounting policies (continued)

At 30 September 2011, gross loans to customers totalled $500,654 million (2010 $482,366 million) and the provision for loan impairment was $4,045 million (2010 $4,711 million). There are two components to the Group’s loan impairment provisions, individual and collective.

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

The impairment charge reflected in the income statement is $993 million (2010 $1,456 million) and the provision balance at 30 September 2011 of $4,045 million (2010 $4,711 million) represents 0.81% of loans (2010 0.98%).

Provisions for credit commitments are calculated using the same methodology as described above. The provision for credit commitments was $369 million (2010 $350 million) and was disclosed as part of Note 20.

(iii)          Goodwill

As stated in Note 1(f)(iii)(b), goodwill represents the excess of purchase consideration, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree, over the fair value of the Group’s share of the identified net assets of acquired businesses. Goodwill is tested for impairment at least annually. The carrying value of goodwill as at 30 September 2011 was $8,582 million (2010 $8,569 million).

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

Goodwill impairment testing resulted in an impairment of goodwill of nil (2010 nil).

(iv)            Superannuation obligations

The Group operates a number of defined benefit plans as described in Note 35. For each of these plans, actuarial valuations of the plan’s obligations and the fair value measurements of the plan’s assets are performed at least annually in accordance with the requirements of AASB 119 Employee Benefits.

The actuarial valuation of plan obligations is dependent upon a series of assumptions, the key ones being price inflation, earnings growth, mortality, morbidity and investment returns assumptions. Different assumptions could significantly alter the amount of the difference between plan assets and obligations, and the superannuation cost charged to the income statement.

Refer to Note 35 for details of the Group’s defined benefit deficit balances.

Annual Report 2011	151

Note 1. Summary of significant accounting policies (continued)

(v)                Provisions (other than loan impairment)

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

(vi)            Income taxes

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

(vii)        St.George Bank Limited merger

The merger with St.George Bank Limited was accounted for using the purchase method of accounting. All the identifiable assets and liabilities of St.George Group were initially recognised by the Group at their fair value on the date of the merger. This involved additional critical accounting assumptions, judgments and estimates that may have a material impact on the Group’s financial statements. The assets and liabilities recognised by the Group following the merger with St.George Bank Limited are set out in Note 42.

Intangible assets

Identifiable intangible assets are required to be identified and measured at their fair value as a result of the purchase price accounting requirements of AASB 3 Business Combinations. This involves the use of judgments, estimates and assumptions about how customers may act and how products will perform in the future, based largely on past experience and future contractual arrangements.

The following material identifiable intangible assets have been recognised:

▪          core deposit intangibles;

▪          brand names;

▪          financial planner distribution relationships; and

▪          credit card customer relationships.

Financial assets and liabilities

The fair value of all of St.George Group’s financial assets and financial liabilities were determined at the merger date. Many of these assets and liabilities are not normally traded in active markets. The global credit and capital market conditions that included extreme volatility, disruption and decreased liquidity increased the level of management judgment required in determining the fair value of St.George Group’s financial assets and financial liabilities.

Tax consolidation

Following the redemption of St.George Bank Limited’s hybrid instruments on 31 March 2009, St.George Bank Limited and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group. Westpac was required to reset the tax value of certain St.George Group assets to the appropriate market value of those assets.

In order to determine the impact of St.George Group joining the Westpac tax consolidation group, the fair value of St.George Group and the fair value of its identifiable assets and liabilities needed to be determined as at 31 March 2009. This required management to make similar critical assumptions, judgments and estimates in determining the fair value of identifiable assets and liabilities on the date of the acquisition.

Refer to Note 5 for the current impact of St.George Bank Limited joining the Westpac tax consolidated group.

k.                    Future developments in accounting policies

The following new standards and interpretations which may have a material impact on the Group have been issued, but are not yet effective and have not been early adopted by the Group:

AASB 2010-6 Amendments to Australian Accounting Standards – Disclosures on Transfers of Financial Assets was issued in November 2010 and will be effective for the 30 September 2012 financial year end. This Standard adds and amends disclosure requirements in AASB 7 Financial Instruments: Disclosures about transfers of financial assets, including in respect of the nature of the financial assets involved and the risks associated with them.

152	Westpac Group

Notes to the financial statements

Note 1. Summary of significant accounting policies (continued)

AASB 9 Financial Instruments (Part 1: Classification and Measurement) was issued by the Australian Accounting Standards Board in December 2009. If the standard is not early adopted it will be effective for the 30 September 2014 financial year end. The major changes under the standard are:

▪          AASB 9 Financial Instruments replaces the multiple classification and measurement models in AASB 139 Financial Instruments: Recognition and Measurement with a single model that has two classification categories: amortised cost and fair value;

▪          a financial asset is measured at amortised cost if two criteria are met: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent the payment of principal and interest;

▪          if a financial asset is eligible for amortised cost measurement, an entity can elect to measure it at fair value if it eliminates or significantly reduces an accounting mismatch;

▪          there will be no separation of an embedded derivative where the instrument is a financial asset;

▪          equity instruments must be measured at fair value however, an entity can elect on initial recognition to present the fair value changes on an equity investment directly in other comprehensive income. There is no subsequent recycling of fair value gains and losses to profit or loss; however dividends from such investments will continue to be recognised in profit or loss; and

▪          if an entity holds an investment in asset-backed securities (ABS) it must determine the classification of that investment by looking through to the underlying assets and assess the credit quality of the investment compared with the underlying portfolio of assets. If an entity is unable to look through to the underlying assets, then the investment must be measured at fair value.

The reissued version of the standard in December 2010 included the requirements for classification and measurement of financial instruments including both financial assets and financial liabilities as well as recognition and derecognition requirements for financial instruments. The main additional change as a result of the reissued version relates to the measurement of financial liabilities. Specifically, the portion of a change of fair value relating to the entity’s own credit risk for financial liabilities measured at fair value utilising the fair value option is presented in other comprehensive income, except when that would create an accounting mismatch. If such a mismatch would be created or enlarged, the entity is required to present all changes in fair value (including the effects of changes in the credit risk of the liability) in profit or loss.

As a result of the issuance and reissuance of AASB 9 two further standards have been issued by the AASB which give effect to consequential changes to a number of Australian Accounting Standards and Interpretations. These standards are AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 which was issued in December 2009 and AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) which was issued in December 2010. These standards will be applicable when AASB 9 is adopted by the Group.

AASB 9 will impact the classification and measurement of the Group’s financial instruments when adopted.

AASB 2010-8 Amendments to Australian Accounting Standards – Deferred Tax: Recovery of Underlying Assets was issued in December 2010 and will be effective for the 30 September 2013 financial year end. The amended standard introduces a rebuttable presumption in AASB 112 Income Taxes, applicable specifically to investment properties, property plant and equipment and intangible assets which are measured using the fair value model or the revaluation model, that the asset will be recovered entirely through sale unless there is clear evidence that recovery will occur in another manner. The amendment is not expected to have a material impact on the Group.

AASB 2011-1 Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence project and AASB 1054 Australian Additional Disclosures were issued in May 2011 and will be effective for the 30 September 2012 financial year end. In 2009, the Australian and New Zealand Federal Governments announced their intention to undertake various short to medium-term projects to support the aim of a single economic market. This included a single set of accounting standards that was accepted in both jurisdictions. AASB 2011-1 eliminates most of the existing differences between AASB, local New Zealand standards and IFRS. Where additional disclosures were considered necessary, these disclosures were moved to AASB 1054. The amendments simplify some current disclosures, remove others altogether and align the requirements of the two countries. The new and amended standards are expected to simplify some disclosures for the Group.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements was issued in July 2011 and will be effective for the 30 September 2014 financial year end. The amendments remove all the individual key management personnel (KMP) disclosures in AASB 124 Related Party Disclosures that were specific to Australian entities. The amendments are expected to simplify the Group’s related party disclosures.

Annual Report 2011	153

Note 1. Summary of significant accounting policies (continued)

AASB 10 Consolidated Financial Statements and AASB 12 Disclosure of Interests in Other Entities were issued in August 2011 and will be effective for the 30 September 2014 financial year end. The new consolidation standard changes the definition of control and requires that it be applied to all entities to determine whether control exists. The new definition focuses on the need for both power and exposure to variability of returns in order for control to be present and the new disclosure standard increases the disclosure requirements for both consolidated and unconsolidated entities. The new standards are not expected to have a material impact on the Group.

AASB 13 Fair Value Measurement was issued in September 2011 and will be effective for the 30 September 2014 financial year end. The new standard replaces existing guidance on fair value measurement in several standards with a single, unified definition of fair value and a framework for measuring and disclosing fair values. AASB 13 applies to all assets and liabilities measured at fair value, not just financial instruments. The new standard is not expected to have a material impact on the Group.

AASB 2011-9 Amendments to Australian Accounting Standards – Presentation of Items of Other Comprehensive Income was issued in September 2011 and will be effective for the 30 September 2013 financial year end. The new standard amends AASB 101 Presentation of financial statements. Under the amended standard, the format of other comprehensive income will need to be changed to separate items that might be recycled to net profit from items that will not be recycled. Items included in other comprehensive income that may be recycled into profit or loss in future periods include gains or losses on cash flow hedges and exchange differences on the translation of foreign operations. Those that will not be recycled include fair value changes on own credit risk for financial liabilities designated at fair value and defined benefits actuarial gains and losses.

A revised AASB 119 Employee Benefits was issued in September 2011 which will be effective for the 30 September 2014 financial year end. The amendments require entities to account immediately, in retained earnings, for all estimated changes in the cost of providing these benefits and all changes in the value of plan assets (often referred to as the removal of ‘corridor method’). The amendments also contain a new presentation approach that clearly distinguishes the different components of the cost of these benefits. Minimal impact is expected as a result of both these changes as the Group’s current accounting and presentation treatment is in line with the new amendments. Two areas of impact will be the change in the measurement of pension expense and additional disclosures to provide clearer information about the risks arising from defined benefits plans.

154	Westpac Group

Notes to the financial statements

Note 2. Net interest income

	Consolidated			Parent Entity
	2011	2010	2009	2011	2010
	$m	$m	$m	$m	$m
Interest income
Cash[1]	71	60	60	70	57
Receivables due from other financial institutions	251	234	194	88	79
Net ineffectiveness on qualifying hedges	(13)	1	(9)	(14)	(3)
Trading securities	2,356	2,035	2,228	2,287	1,873
Other financial assets designated at fair value	99	64	43	96	59
Available-for-sale securities	789	368	118	702	290
Loans	34,530	31,377	27,772	31,168	24,422
Regulatory deposits with central banks overseas	12	4	17	12	4
Due from subsidiaries	-	-	-	2,696	3,013
Other interest income[1]	3	8	23	2	5
Total interest income[2]	38,098	34,151	30,446	37,107	29,799
Interest expense
Payables due to other financial institutions	(191)	(151)	(365)	(191)	(150)
Certificates of deposit	(1,907)	(1,855)	(2,247)	(1,860)	(1,791)
At call and term deposits	(12,775)	(10,695)	(9,135)	(11,828)	(8,825)
Trading liabilities[3]	(5,738)	(3,414)	(1,522)	(5,357)	(3,088)
Other financial liabilities designated at fair value[3]	(38)	(19)	(9)	-	-
Debt issues and acceptances[3]	(4,578)	(4,539)	(3,851)	(3,949)	(3,462)
Due to subsidiaries	-	-	-	(2,993)	(2,222)
Loan capital	(469)	(545)	(582)	(441)	(436)
Other interest expense[3]	(406)	(1,091)	(1,089)	(136)	(812)
Total interest expense[4]	(26,102)	(22,309)	(18,800)	(26,755)	(20,786)
Net interest income	11,996	11,842	11,646	10,352	9,013
Impairment charges on loans	(993)	(1,456)	(3,238)	(775)	(958)
Net interest income after impairment charges on loans	11,003	10,386	8,408	9,577	8,055

1          In the current year we have revised our presentation to align interest income with the balance sheet and have reclassified interest income on cash from other interest income to cash. To improve presentation we have revised comparative periods for the Group (2010 $60 million, 2009 $60 million) and for the Parent Entity (2010 $57 million).

2          Total interest income for financial assets that are not at fair value through profit or loss is $35,656 million (2010 $32,051 million, 2009 $28,184 million) for the Group and $34,738 million (2010 $27,870 million) for the Parent Entity.

3          In the current year we have revised our presentation to align interest expense with the balance sheet and better reflect the nature of interest expense. Reclassifications within interest expense have been made from other interest expense to debt issues and acceptances, other financial liabilities designated at fair value and trading liabilities. To improve presentation we have revised comparative periods for the Group (2010 $732 million, 2009 $945 million) and for the Parent Entity (2010 $435 million).

4          Total interest expense for financial liabilities that are not at fair value through profit or loss is $18,300 million (2010 $17,300 million, 2009 $15,986 million) for the Group and $19,440 million (2010 $16,167 million) for the Parent Entity.

Annual Report 2011    155

Note 3. Non-interest income

	Consolidated			Parent Entity
	2011	2010	2009	2011	2010
	$m	$m	$m	$m	$m
Fees and commissions[1]
Facility fees	1,105	1,032	1,024	1,116	888
Transaction fees and commissions received	1,180	1,153	1,582	1,124	1,009
Other non-risk fee income	283	284	37	246	259
Total fees and commissions	2,568	2,469	2,643	2,486	2,156
Wealth management and insurance income
Life insurance and funds management net operating income[1]	1,463	1,394	1,210	-	-
General insurance and lenders mortgage insurance premiums less claims incurred	155	166	152	-	-
Total wealth management and insurance income	1,618	1,560	1,362	-	-
Trading income
Foreign exchange income	329	462	707	276	427
Other trading securities	229	335	194	217	249
Total trading income	558	797	901	493	676
Other income
Dividends received from subsidiaries	-	-	-	624	1,586
Dividends received from other entities	17	25	21	13	21
Rental income	2	6	5	1	3
Net gain/(loss) on disposal of assets	51	46	(8)	42	24
Net gain/(loss) on ineffective hedges	(5)	10	3	(5)	10
Hedging overseas operations	55	29	20	1	61
Net gain/(loss) on derivatives held for risk management purposes[2]	(28)	27	54	(25)	29
Net gain/(loss) on financial instruments designated at fair value	28	41	-	(21)	17
Other	53	58	(142)	(30)	20
Total other income	173	242	(47)	600	1,771
Total non-interest income	4,917	5,068	4,859	3,579	4,603
Wealth management and insurance income comprised
Funds management income	914	896	716	-	-
Life insurance premium income	559	501	470	-	-
Life insurance commissions, investment income/(expense) and other income/(expense)[1]	99	455	427	-	-
Life insurance claims and changes in life insurance liabilities[1]	(109)	(458)	(403)	-	-
General insurance and lenders mortgage insurance premiums earned	356	341	319	-	-
General insurance and lenders mortgage insurance commissions, investment and other income	30	15	(22)	-	-
General insurance and lenders mortgage insurance claims incurred, underwriting and commission expenses	(231)	(190)	(145)	-	-
Total wealth management and insurance income	1,618	1,560	1,362	-	-

1         In the current year we have revised our presentation within total non-interest income. Reclassifications have been made within fees and commissions to align with the way we manage our business. To improve presentation we have reclassified certain fees from life insurance and funds management to fees and commissions. To improve presentation we have revised comparative periods for the Group (2010 $36 million, 2009 $6 million).

2         Income from derivatives held for risk management purposes primarily comprises net gains or losses on realised and unrealised hedges on New Zealand future retail earnings and net gains or losses on the hedge of our 2003 Trust Preferred Securities.

156    Westpac Group

Notes to the financial statements

Note 4. Operating expenses

	Consolidated			Parent Entity
	2011	2010	2009	2011	2010
	$m	$m	$m	$m	$m
Salaries and other staff expenses
Salaries and wages	3,015	3,052	2,856	2,448	2,171
Employee entitlements	305	258	245	261	197
Employee related taxes	194	177	190	165	135
Superannuation expense:
Defined contribution plans	234	212	171	187	161
Defined benefit plans (Note 35)	29	39	37	29	39
Equity based compensation	112	125	104	77	102
Restructuring costs	110	56	116	103	46
Other	56	71	87	42	33
Total salaries and other staff expenses	4,055	3,990	3,806	3,312	2,884
Equipment and occupancy expenses
Operating lease rentals	505	482	435	408	322
Depreciation, amortisation and impairment:
Premises	16	17	18	15	17
Leasehold improvements	89	62	52	81	50
Furniture and equipment	63	61	62	54	50
Technology	76	66	63	59	43
Software	265	300	206	208	227
Equipment repairs and maintenance	80	75	74	68	54
Electricity, water and rates	12	11	11	9	8
Land tax	6	5	5	6	5
Other	3	3	-	(8)	-
Total equipment and occupancy expenses	1,115	1,082	926	900	776
Other expenses
Amortisation of deferred expenditure	4	6	12	18	18
Amortisation of intangible assets	208	208	182	208	121
Impairment charges – goodwill	-	-	2	-	-
Non-lending losses	43	38	182	39	24
Purchased services:
Technology and information services[1]	254	280	285	196	194
Legal	29	33	41	16	20
Other professional services[1]	448	483	377	311	365
Credit card loyalty programs	127	117	210	127	117
Stationery	82	83	80	60	51
Postage and freight	145	139	123	116	103
Outsourcing costs[1]	592	583	546	455	450
Insurance	14	21	19	12	14
Advertising	176	162	155	128	88
Training	28	29	22	20	18
Travel	70	73	63	51	53
Other expenses[1]	16	89	140	127	244
Total other expenses	2,236	2,344	2,439	1,884	1,880
Operating expenses	7,406	7,416	7,171	6,096	5,540

1          To better reflect the nature of expenses, we have made reclassifications within the expense line items in total other expenses. The reclassifications are principally between other expenses, technology and information services, outsourcing costs and other professional services. To improve presentation we have revised comparative periods.

Annual Report 2011    157

Note 5. Income tax

	Consolidated			Parent Entity
	2011	2010	2009	2011	2010
	$m	$m	$m	$m	$m
The income tax expense for the year is reconciled to the profit before income tax as follows
Profit before income tax	8,514	8,038	6,096	7,060	7,118
Prima facie income tax based on the Australian company tax rate of 30%	2,554	2,411	1,829	2,118	2,135
The effect of amounts which are not deductible (assessable) in calculating taxable income
Change in tax rate[1]	7	6	-	1	1
Rebatable and exempt dividends	(2)	(5)	(19)	(184)	(509)
Tax losses not previously recognised now brought to account	-	-	(5)	-	-
Life insurance:
Tax adjustment on policyholders’ earnings[2]	(10)	(8)	5	-	-
Adjustment for life business tax rates	(6)	(9)	(1)	-	-
Other non-assessable items	(40)	(26)	(24)	(17)	(19)
Other non-deductible items	66	36	68	68	87
Adjustment for overseas tax rates	1	1	(16)	1	-
Income tax (over)/under provided in prior years	(33)	(4)	19	(21)	(3)
St.George tax consolidation adjustment[3]	(1,110)	(685)	-	(1,110)	(685)
Other items[4]	28	(91)	723	(9)	(49)
Total income tax expense in the income statement	1,455	1,626	2,579	847	958
Income tax analysis
Income tax expense attributable to profit from ordinary activities comprised:
Current income tax:
Australia	1,809	1,705	2,741	1,464	1,133
Overseas	180	184	1,038	30	84
	1,989	1,889	3,779	1,494	1,217
Deferred income tax:
Australia	(591)	(224)	(1,187)	(669)	(255)
Overseas	90	(35)	(32)	43	(1)
	(501)	(259)	(1,219)	(626)	(256)
Under/(over) provision in prior years:
Australia	(20)	(3)	21	(9)	1
Overseas	(13)	(1)	(2)	(12)	(4)
	(33)	(4)	19	(21)	(3)
Total Australia	1,198	1,478	1,575	786	879
Total Overseas	257	148	1,004	61	79
Total income tax expense attributable to profit from ordinary activities	1,455	1,626	2,579	847	958

1          The company tax rate in New Zealand will reduce from 30% to 28% for the Group from 1 October 2011. The impact of the change in the income tax rate has been taken into account in the measurement of deferred tax at the end of the reporting period.

2          In accordance with the requirements of AASB 1038, tax expense for 2011 includes a $14 million tax credit on policyholders’ investment earnings (2010 $12 million tax credit, 2009 $7 million tax charge) of which $4 million is prima facie a tax benefit (2010 $4 million tax benefit, 2009 $2 million tax expense) and the balance of $10 million (2010 $8 million, 2009 $5 million) is shown here.

3          Following the redemption of St.George Bank Limited’s hybrid instruments on 31 March 2009, St.George and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group. Westpac was required to reset the tax value of certain St.George assets to the appropriate market value of those assets. Given the complexity of this process, the assessed tax treatment for the 2009 and 2010 financial years was finalised and the approach agreed with the ATO in October 2010. The approach for the 2011 financial year and following years has now been finalised with the ATO. A number of St.George derivative contracts were assessed as having a market value, at the time of tax consolidation, higher than their original value. Pending the determination of the tax consolidation outcome, Westpac’s accounting for these contracts had factored in tax on this increase in value. With the tax consolidation impacts for the 2011 financial year and following years now completed, it has been determined that tax is not required to be paid on the increase in the value of derivative contracts that matured after the 2010 financial year. This value totalled $3,700 million, and accordingly income tax expense for the Westpac tax consolidated group was reduced by $1,110 million in 2011. The tax deduction will be realised evenly over the 2011 to 2014 financial years. Therefore, the current tax liability for the 2011 financial year reduced by $278 million and a deferred tax asset of $832 million was recorded. This is in addition to the assessed tax treatment for the 2009 and 2010 financial years, which resulted in a reduction in income tax expense and current tax liability of $685 million in the 2010 financial year.

4          This includes provisions in relation to certain Structured Finance transactions.

158    Westpac Group

Notes to the financial statements

Note 5. Income tax (continued)

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

Taxation of financial arrangements

TOFA applies to all entities in the Australian tax consolidation group from 1 October 2010. Subject to certain elections being made, TOFA improves the alignment of the tax treatment of gains and losses from financial arrangements with the accounting treatment adopted in the financial statements. TOFA did not significantly impact the Group, due to the transitional rules which require existing estimated deferred tax balances impacted by TOFA to be amortised to taxable income over a four year period.

Note 6. Dividends

	Consolidated			Parent Entity
	2011	2010	2009	2011	2010
	$m	$m	$m	$m	$m
Recognised amounts
Ordinary dividends
2010 final dividend paid 74 cents per share (2009 60 cents per share, 2008 72 cents per share) all fully franked at 30%	2,209	1,762	1,362	2,212	1,765
2011 interim dividend paid 76 cents per share (2010 65 cents per share, 2009 56 cents per share) all fully franked at 30%	2,284	1,932	1,626	2,288	1,935
Total ordinary dividends	4,493	3,694	2,988	4,500	3,700
Distributions on other equity instruments
Convertible debentures	-	-	-	58	55
Total distributions on other equity instruments	-	-	-	58	55
Dividends not recognised at year end
Since year end the Directors have recommended the payment of the following final ordinary dividend:
Ordinary shares 80 cents per share (2010 74 cents per share, 2009 60 cents per share) all fully franked at 30%	2,419	2,209	1,762	2,424	2,212

The amount disclosed as recognised for ordinary dividends is the final dividend paid in respect of the prior financial year and the interim dividend paid in respect of the current financial year.

The Board has determined to satisfy the DRP for the 2011 final dividend by issuing Westpac ordinary shares.

	Parent Entity
	2011	2010	2009
	$m	$m	$m
Franking account balance
Franking account balance as at year end	2,118	2,595	1,265
Franking credits that will arise from payment of current income tax	273	(31)	1,412
Adjusted franking account balance after payment of current income tax	2,391	2,564	2,677
Franking credits to be utilised for payment of unrecognised final dividend	(1,048)	(956)	(763)
Adjusted franking account balance	1,343	1,608	1,914

Annual Report 2011    159

Note 7. Earnings per share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to equity holders of Westpac by the weighted average number of ordinary shares on issue during the year, excluding the number of ordinary shares purchased by the Group and held as Treasury shares. Diluted EPS is calculated by adjusting the earnings and the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

	Consolidated
	2011		2010		2009
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($m)
Net profit attributable to owners of Westpac Banking Corporation	6,991	6,991	6,346	6,346	3,446	3,446
RSP treasury shares distributions[1]	(8)	-	(6)	-	(5)	-
2004 TPS distributions	-	20	-	20	-	22
2007 convertible notes distributions	-	31	-	27	-	30
Westpac SPS distributions	-	37	-	33	-	34
Westpac SPS II distributions	-	39	-	36	-	16
Net profit attributable to owners of Westpac Banking Corporation adjusted for the effect of dilution	6,983	7,118	6,340	6,462	3,441	3,548

Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	3,010	3,010	2,972	2,972	2,758	2,758
Effect of own shares held	(13)	(13)	(12)	(12)	(11)	(11)
Potential dilutive adjustment:
Exercise of options and share rights and vesting of restricted shares	-	7	-	9	-	7
Conversion of 2004 TPS	-	27	-	23	-	24
Conversion of 2007 convertible notes	-	52	-	44	-	41
Conversion of Westpac SPS	-	53	-	45	-	42
Conversion of Westpac SPS II	-	47	-	39	-	18
Total weighted average number of ordinary shares	2,997	3,183	2,960	3,120	2,747	2,879
Earnings per ordinary share (cents)	233.0	223.6	214.2	207.1	125.3	123.2

1            While the equity granted to employees remains unvested, RSP treasury shares are deducted from ordinary shares on issue in arriving at the weighted average number of ordinary shares outstanding. Despite the shares being unvested, employees are entitled to dividends and to voting rights on the shares. Consequently, a portion of the profit for the period is allocated to RSP treasury shares to arrive at earnings attributed to ordinary shareholders.

Information concerning the classification of securities

Options and share rights

Options and share rights granted to employees prior to 30 September 2011 are considered to be potentially ordinary shares and have been considered in the determination of diluted EPS. The options and share rights have not been considered in the determination of basic EPS. Details relating to options and share rights are set out in Note 25.

During the year, 2,114,547 (2010  3,823,525, 2009  2,324,314) options and share rights were converted to ordinary shares. The diluted EPS calculation includes that portion of these options and share rights assumed to be issued for nil consideration, weighted with reference to the date of conversion.

The exercise prices of all options are included in Note 25. In determining diluted EPS, options and share rights with an exercise price (including grant date fair value that will be expensed in future periods) greater than the average Westpac share price over the year have not been included, as these are not considered dilutive. Performance options and performance share rights are only included in determining diluted EPS to the extent that they are dilutive and market related performance hurdles are met at year end.

Subsequent to 30 September 2011:

▪          170,290 ordinary shares were issued to employees due to the exercise of options (2010  76,000; 2009  279,069); and

▪          31,128 ordinary shares were issued to employees due to the exercise of share rights (2010  126,106; 2009  57,400).

160    Westpac Group

Notes to the financial statements

Note 7. Earnings per share (continued)

Restricted Share Plan

Under the Restricted Share Plan (RSP), Westpac ordinary shares are allocated to eligible employees for nil consideration. Full entitlement to these shares does not vest until a service period has been completed. RSP shares have not been included in determining basic EPS. For further details, refer to Note 25.

2004 TPS

As 2004 TPS can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered. For 2011, 2004 TPS were dilutive (2010 dilutive, 2009 dilutive) and have been included in the determination of diluted EPS.

2004 TPS have not been included in the determination of basic EPS.

2007 convertible notes

The 2007 convertible notes are unsecured, unsubordinated, redeemable, convertible notes that were issued by Westpac in a private placement on 19 April 2007. As they can be exchanged into ordinary shares at the discretion of Westpac upon certain conditions being satisfied, any dilutive impact must be considered. For 2011, the 2007 convertible notes were dilutive (2010 dilutive, 2009 dilutive) and have been included in the determination of diluted EPS.

2007 convertible notes have not been included in the determination of basic EPS.

Westpac Stapled Preferred Securities (Westpac SPS and Westpac SPS II)

Westpac SPS and Westpac SPS II are securities, each consisting of a perpetual, unsecured, non-cumulative subordinated note issued by Westpac’s New York branch, stapled to a preference share issued by Westpac. Westpac SPS were issued on 30 July 2008 and Westpac SPS II were issued on 31 March 2009. As Westpac SPS and Westpac SPS II can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered. For 2011, the Westpac SPS and Westpac SPS II were dilutive (2010 dilutive, 2009 dilutive) and have been included in the determination of diluted EPS. During the year of issue, Westpac SPS II (2009) was weighted for the proportion of the year the instrument was on issue.

Westpac SPS and Westpac SPS II have not been included in the determination of basic EPS.

The terms and conditions associated with 2004 TPS, Westpac SPS and Westpac SPS II are discussed in more detail in Note 23.

Note 8. Receivables due from other financial institutions

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Conduit assets	2,779	2,382	-	-
Cash collateral	1,650	7,839	1,580	7,707
Inter-bank lending	4,122	2,367	3,657	2,340
Total receivables due from other financial institutions	8,551	12,588	5,237	10,047

Annual Report 2011    161

Note 9. Trading securities and other financial assets designated at fair value

	Consolidated			Parent Entity
	2011	2010	2009	2011	2010
	$m	$m	$m	$m	$m
Securities	45,195	37,749	40,304	42,514	35,559
Securities purchased under agreement to resell	2,776	2,262	2,810	2,776	2,262
Total trading securities	47,971	40,011	43,114	45,290	37,821
Other financial assets designated at fair value	2,960	3,464	3,063	2,093	1,324
Total trading securities and other financial assets designated at fair value	50,931	43,475	46,177	47,383	39,145

Trading securities includes the following:

	Consolidated			Parent Entity
	2011	2010	2009	2011	2010
	$m	$m	$m	$m	$m
Australian public securities:
Commonwealth securities	1,996	928	653	1,996	926
State Government securities	8,821	4,387	5,164	8,813	4,387
Australian equity securities	48	102	67	48	102
Australian debt securities	28,419	27,936	29,828	26,622	26,799
Overseas public securities	2,024	1,489	2,238	1,211	438
Overseas debt securities	3,842	2,893	2,343	3,779	2,893
Other securities	45	14	11	45	14
Total securities	45,195	37,749	40,304	42,514	35,559
Securities purchased under agreement to resell	2,776	2,262	2,810	2,776	2,262
Total trading securities	47,971	40,011	43,114	45,290	37,821

Other financial assets designated at fair value include:

	Consolidated			Parent Entity
	2011	2010	2009	2011	2010
	$m	$m	$m	$m	$m
Australian debt securities	2,145	3,060	2,558	1,498	1,031
Overseas debt securities	677	404	505	585	293
Australian equity securities	138	-	-	10	-
Total other financial assets designated at fair value	2,960	3,464	3,063	2,093	1,324

The Group has total holdings of debt securities from three Australian financial institutions and two Australian State-Government Institutions, the aggregate book and market value, each of which each exceeded 10% of the Group total shareholders’ equity at 30 September 2011.

The Group holds $344 million of US Government bonds recognised in the categories trading securities, other financial assets designated at fair value or available-for-sale securities (Note 10) at 30 September 2011 (2010 $330 million, 2009 $266 million).

162    Westpac Group

Notes to the financial statements

Note 10. Available-for-sale securities

	Consolidated			Parent Entity
	2011	2010	2009	2011	2010
	$m	$m	$m	$m	$m
Available-for-sale securities – at fair value
Australian public securities (State Government securities)	14,572	9,996	-	14,553	9,996
Australian debt securities	615	523	725	244	237
Overseas public securities[1]	1,788	485	430	91	106
Overseas debt securities	855	684	129	380	311
Australian equity securities	66	147	84	66	71
Overseas equity securities	169	280	261	92	210
	18,065	12,115	1,629	15,426	10,931
Available-for-sale securities – at cost[1,2]
Unlisted securities	10	9	1	-	1
Total available-for-sale securities	18,075	12,124	1,630	15,426	10,932

1          In the current year we have revised our presentation and reclassified overseas government securities issued by Pacific Islands governments from available-for-sale at cost to available-for-sale at fair value. The cost of these instruments approximates their fair value as they are short-term in nature. To improve presentation we have revised comparatives for the Group (2010 $407 million, 2009 $354 million) and the Parent Entity (2010 $28 million).

2          Investments in certain unlisted securities are measured at cost because the fair value cannot be reliably measured. These investments represent non-controlling interests in companies for which active markets do not exist and quoted prices are not available.

Available-for-sale securities change in fair value resulted in a loss of $73 million (2010 $92 million gain) and a loss of $106 million for the Parent Entity (2010 $33 million gain) being recognised in other comprehensive income (refer to Statements of changes in equity).

The following table shows the maturities of the Group’s available-for-sale securities and their weighted-average yield as at 30 September 2011. There are no tax-exempt securities.

	2011
	Within		Over 1 Year		Over 5 Years		Over		No Specific			Weighted
	1 Year		to 5 Years		to 10 Years		10 Years		Maturity		Total	Average
	$m	%	$m	%	$m	%	$m	%	$m	%	$m	%
Carrying amount
Australian public securities	-	-	2,390	5.4	8,810	5.8	3,372	5.6	-	-	14,572	5.7
Australian debt securities	80	6.7	325	10.7	210	6.7	-	-	-	-	615	9.0
Overseas public securities	783	3.8	25	-	980	5.0	-	-	-	-	1,788	4.2
Overseas debt securities	378	0.5	181	3.3	296	5.3	-	-	-	-	855	2.6
Australian equity securities	-	-	-	-	-	-	-	-	66	-	66	-
Overseas equity securities	-	-	-	-	-	-	-	-	169	-	169	-
Unlisted securities at cost	-	-	-	-	-	-	-	-	10	-	10	-
Total by maturity	1,241		2,921		10,296		3,372		245		18,075

The maturity profile is determined based upon contractual terms for available-for-sale instruments.

Annual Report 2011    163

Note 11. Loans

The following table shows loans disaggregated by type of product. Loans are classified based on the location of the lending office:

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Australia
Overdrafts	3,247	3,550	3,247	3,550
Credit card outstandings	9,532	9,596	9,532	9,596
Overnight and at call money market loans	13	223	13	223
Acceptance of finance	39,260	43,672	39,260	43,672
Term loans[1]:
Housing	269,597	251,954	269,589	251,709
Housing – line of credit	34,972	35,844	34,972	35,844
Total housing	304,569	287,798	304,561	287,553
Non-housing	79,479	78,278	74,049	72,124
Finance leases	6,296	5,029	3,855	4,027
Margin lending	2,852	3,521	2,852	3,521
Other	3,234	2,287	3,234	2,287
Total Australia	448,482	433,954	440,603	426,553
New Zealand
Overdrafts	970	926	229	163
Credit card outstandings	996	951	-	-
Overnight and at call money market loans	1,235	1,175	625	541
Term loans:
Housing	27,486	25,999	-	-
Non-housing	15,035	14,398	4,282	4,254
Other	387	336	262	214
Total New Zealand	46,109	43,785	5,398	5,172
Total other overseas	6,063	4,627	4,821	3,454
Total loans	500,654	482,366	450,822	435,179
Provisions on loans (refer to Note 12)	(4,045)	(4,711)	(3,443)	(4,012)
Total net loans[2]	496,609	477,655	447,379	431,167
Net loans classification[3]
Loans – housing and personal	351,969	333,971	319,842	303,749
Loans – business	144,640	143,684	127,537	127,418
Total net loans[2]	496,609	477,655	447,379	431,167

1          Securitised loans are included in term loans above. Further detail on securitised assets is disclosed in Note 31.

2          Included in net loans is $11 billion (2010 $11 billion) of loans designated at fair value to reduce an accounting mismatch. The cumulative change in fair value of the loans attributable to credit risk is $133 million (2010 $135 million) for the Group and Parent Entity. The change in fair value of loans attributable to credit risk recognised during the period is $2 million (2010 $3 million) for the Group and Parent Entity.

3          Loans – housing and personal include products of a retail nature including mortgages, personal loans, credit cards and customer overdrafts. Loans – business include corporate funding, working capital, trade and overdraft facilities.

164    Westpac Group

Notes to the financial statements

Note 11. Loans (continued)

The following table shows loans presented based on their industry classification.

	Consolidated
	2011	2010	2009	2008	2007
	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	7,121	7,195	7,174	3,862	3,285
Agriculture, forestry and fishing	7,790	7,797	7,795	5,625	4,835
Construction	6,084	5,968	6,511	4,201	3,541
Finance and insurance	15,925	13,643	19,388	18,570	12,333
Government, administration and defence	781	806	563	451	564
Manufacturing	11,339	10,958	12,287	10,223	8,954
Mining	1,488	1,337	1,883	1,864	1,124
Property, property services and business services	45,559	48,398	54,066	35,975	28,133
Services[1]	8,936	9,408	10,163	6,853	6,410
Trade[2]	16,094	16,240	15,683	10,768	8,740
Transport and storage	6,677	7,351	8,039	5,485	4,020
Utilities[3]	2,581	2,421	2,640	2,347	2,070
Retail lending	316,777	301,150	267,490	154,985	139,202
Other	1,330	1,282	2,389	1,663	5,820
Total Australia	448,482	433,954	416,071	262,872	229,031
Overseas
Accommodation, cafes and restaurants	580	570	691	649	1,305
Agriculture, forestry and fishing	4,975	4,699	4,903	4,739	4,214
Construction	1,180	1,180	1,242	1,225	1,049
Finance and insurance	1,998	1,886	2,699	2,904	3,106
Government, administration and defence	464	474	450	339	220
Manufacturing	2,925	2,143	2,607	3,063	2,216
Mining	368	363	291	301	266
Property, property services and business services	9,659	9,156	9,844	10,113	10,388
Services[1]	2,149	2,026	2,392	2,751	2,789
Trade[2]	4,047	3,289	2,976	3,499	3,411
Transport and storage	1,928	1,800	1,976	1,683	1,070
Utilities[3]	1,010	1,104	1,340	1,199	977
Retail lending	20,723	19,574	19,103	18,703	16,101
Other	166	148	1,258	1,450	603
Total overseas	52,172	48,412	51,772	52,618	47,715
Total loans	500,654	482,366	467,843	315,490	276,746
Provisions on loans	(4,045)	(4,711)	(4,384)	(1,945)	(1,369)
Total net loans	496,609	477,655	463,459	313,545	275,377

1            Services includes education, health and community services, cultural and recreational services and personal and other services.

2            Trade includes wholesale trade and retail trade.

3            Utilities includes electricity, gas and water and communication services.

Annual Report 2011    165

Note 11. Loans (continued)

The following table shows the consolidated contractual maturity distribution of all loans by type of customer as at 30 September 2011:

	2011
	Up to 1 Year	1 to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m
Loans by type of customer in Australia
Accommodation, cafes and restaurants	3,927	2,235	959	7,121
Agriculture, forestry and fishing	3,453	2,898	1,439	7,790
Construction	1,598	3,342	1,144	6,084
Finance and insurance	6,683	5,836	3,406	15,925
Government, administration and defence	84	305	392	781
Manufacturing	4,927	5,232	1,180	11,339
Mining	446	764	278	1,488
Property, property services and business services	22,389	16,745	6,425	45,559
Services[1]	2,536	4,497	1,903	8,936
Trade[2]	6,691	6,758	2,645	16,094
Transport and storage	1,369	4,427	881	6,677
Utilities[3]	491	1,804	286	2,581
Retail lending	34,048	52,694	230,035	316,777
Other	878	219	233	1,330
Total Australia	89,520	107,756	251,206	448,482
Total overseas	13,645	8,571	29,956	52,172
Total loans	103,165	116,327	281,162	500,654

1            Services includes education, health and community services, cultural and recreational services and personal and other services.

2            Trade includes wholesale trade and retail trade.

3            Utilities includes electricity, gas and water and communication services.

	Consolidated
	2011			2010
	Loans at	Loans at		Loans at	Loans at
	Variable	Fixed		Variable	Fixed
	Interest	Interest		Interest	Interest
	Rates	Rates	Total	Rates	Rates	Total
	$m	$m	$m	$m	$m	$m
Interest rate segmentation of Group loans maturing after one year
By offices in Australia	307,899	51,063	358,962	267,353	61,729	329,082
By offices overseas	16,797	21,730	38,527	12,532	23,527	36,059
Total loans maturing after one year	324,696	72,793	397,489	279,885	85,256	365,141

166    Westpac Group

Notes to the financial statements

Note 11. Loans (continued)

Loans include the following finance receivables:

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Gross investment in finance leases, receivable:
Due within one year	669	617	408	470
Due after one year but not later than five years	6,294	4,700	4,182	3,773
Due after five years	658	749	402	472
Unearned future finance income on finance leases	(1,137)	(877)	(1,086)	(636)
Net investment in finance leases	6,484	5,189	3,906	4,079
Accumulated allowance for uncollectible minimum lease payments	(47)	(55)	(47)	(55)
Net investment in finance leases after accumulated allowance	6,437	5,134	3,859	4,024
The net investment in finance leases may be analysed as follows:
Due within one year	654	595	395	456
Due after one year but not later than five years	5,307	4,060	3,210	3,280
Due after five years	523	534	301	343
Total net investment in finance leases	6,484	5,189	3,906	4,079

Note 12. Provisions for impairment charges on loans

	Consolidated			Parent Entity
	2011	2010	2009	2011	2010
	$m	$m	$m	$m	$m
Collectively assessed provisions
Balance as at beginning of the year	3,439	3,506	1,761	2,977	2,078
Additions through merger	-	-	893	-	1,041
Provisions raised/(released)	(24)	363	1,282	(37)	164
Write-offs	(739)	(667)	(632)	(644)	(512)
Discount unwind	264	276	230	230	206
Exchange rate and other adjustments	13	(39)	(28)	10	-
Balance as at end of the year	2,953	3,439	3,506	2,536	2,977
Individually assessed provisions
Balance as at beginning of the year	1,622	1,228	413	1,360	773
Additions through merger	-	-	120	-	388
Provisions raised	1,619	1,497	2,111	1,362	1,138
Write-backs	(542)	(353)	(106)	(502)	(312)
Write-offs	(1,188)	(684)	(1,291)	(918)	(588)
Discount unwind	(11)	(43)	(11)	(17)	(36)
Exchange rate and other adjustments	(39)	(23)	(8)	(34)	(3)
Balance as at end of the year	1,461	1,622	1,228	1,251	1,360
Total provisions for impairment charges and credit commitments	4,414	5,061	4,734	3,787	4,337
Less provisions for credit commitments (refer to Note 20)	(369)	(350)	(350)	(344)	(325)
Total provisions for impairment charges on loans	4,045	4,711	4,384	3,443	4,012

	Consolidated			Parent Entity
	2011	2010	2009	2011	2010
	$m	$m	$m	$m	$m
Reconciliation of impairment charges
Individually assessed provisions raised	1,619	1,497	2,111	1,362	1,138
Write-backs	(542)	(353)	(106)	(502)	(312)
Recoveries	(60)	(51)	(49)	(48)	(32)
Collectively assessed provisions raised/(released)	(24)	363	1,282	(37)	164
Impairment charges	993	1,456	3,238	775	958

Annual Report 2011    167

Note 12. Provisions for impairment charges on loans (continued)

The following table presents provisions for impairment charges on loans by industry classification for the past five years:

	Consolidated
	2011		2010		2009		2008		2007
	$m	%	$m	%	$m	%	$m	%	$m	%
Individually assessed provisions by type of customer
Australia
Accommodation, cafes and restaurants	45	1.0	44	0.9	50	1.1	1	-	6	0.4
Agriculture, forestry and fishing	28	0.6	27	0.5	43	0.9	3	0.1	3	0.2
Construction	63	1.4	32	0.6	33	0.7	3	0.1	1	0.1
Finance and insurance	58	1.3	60	1.2	74	1.6	50	2.3	-	-
Manufacturing	90	2.0	143	2.8	93	2.0	17	0.8	31	2.0
Mining	2	-	31	0.6	46	1.0	-	-	2	0.1
Property, property services and business services	559	12.7	595	11.8	409	8.6	51	2.4	12	0.7
Services[1]	96	2.2	51	1.0	49	1.0	137	6.3	3	0.2
Trade[2]	97	2.2	47	0.9	62	1.3	55	2.6	17	1.1
Transport and storage	38	0.9	80	1.6	15	0.3	3	0.1	1	0.1
Utilities[3]	23	0.5	27	0.5	37	0.8	-	-	-	-
Retail lending	74	1.7	137	2.7	148	3.1	9	0.4	4	0.3
Other	7	0.2	26	0.5	23	0.5	2	0.1	10	0.6
Total Australia	1,180	26.7	1,300	25.6	1,082	22.9	331	15.2	90	5.8
New Zealand
Accommodation, cafes and restaurants	2	-	2	-	2	-	1	-	-	-
Agriculture, forestry and fishing	20	0.5	46	0.9	17	0.4	6	0.3	-	-
Construction	4	0.1	2	-	4	0.1	1	-	-	-
Finance and insurance	3	0.1	1	-	1	-	-	-	-	-
Manufacturing	29	0.7	10	0.2	14	0.3	1	-	2	0.1
Mining	1	-	-	-	-	-	-	-	-	-
Property, property services and business services	112	2.5	143	2.9	43	0.9	22	1.0	5	0.3
Services[1]	6	0.1	5	0.1	4	0.1	1	-	6	0.4
Trade[2]	7	0.2	13	0.3	6	0.1	4	0.2	9	0.6
Transport and storage	-	-	-	-	2	-	-	-	-	-
Utilities[3]	-	-	12	0.2	-	-	-	-	-	-
Retail lending	27	0.6	36	0.8	31	0.7	20	0.9	-	-
Total New Zealand	211	4.8	270	5.4	124	2.6	56	2.4	22	1.4
Other overseas
Accommodation, cafes and restaurants	2	-	1	-	4	0.1	1	-	-	-
Agriculture, forestry and fishing	-	-	1	-	3	0.1	1	-	-	-
Construction	-	-	-	-	8	0.2	-	-	-	-
Finance and insurance	17	0.6	-	-	-	-	-	-	-	-
Manufacturing	2	-	-	-	-	-	5	0.2	5	0.3
Mining	-	-	-	-	-	-	1	-	-	-
Property, property services and business services	19	0.4	6	0.1	-	-	11	0.5	3	0.2
Services[1]	1	-	16	0.3	1	-	-	-	-	-
Trade[2]	2	-	-	-	4	0.1	2	0.1	-	-
Transport and storage	17	0.4	19	0.4	2	-	2	0.1	-	-
Utilities[3]	-	-	-	-	-	-	-	-	28	1.8
Retail lending	10	0.2	9	0.2	-	-	1	-	-	-
Other	-	-	-	-	-	-	2	0.1	-	-
Total other overseas	70	1.6	52	1.0	22	0.5	26	1.0	36	2.3
Total overseas	281	6.4	322	6.4	146	3.1	82	3.4	58	3.7
Total individually assessed provisions	1,461	33.1	1,622	32.0	1,228	26.0	413	18.6	148	9.5
Total collectively assessed provisions	2,953	66.9	3,439	68.0	3,506	74.0	1,761	81.4	1,410	90.5
Total provisions for impairment charges and credit commitments	4,414	100.0	5,061	100.0	4,734	100.0	2,174	100.0	1,558	100.0

1            Services includes education, health and community services, cultural and recreational services and personal and other services.

2            Trade includes wholesale trade and retail trade.

3           Utilities includes electricity, gas and water and communication services.

168    Westpac Group

Notes to the financial statements

Note 12. Provisions for impairment charges on loans (continued)

The following table shows details of loan write-offs by industry classifications for the past five years:

	Consolidated
	2011	2010	2009	2008	2007
	$m	$m	$m	$m	$m
Write-offs
Australia
Accommodation, cafes and restaurants	(34)	(47)	(5)	(3)	(2)
Agriculture, forestry and fishing	(23)	(9)	(6)	(7)	(5)
Construction	(27)	(68)	(37)	(5)	(2)
Finance and insurance	(5)	(30)	(327)	-	(2)
Manufacturing	(134)	(45)	(37)	(30)	(6)
Mining	(15)	(14)	(13)	-	-
Property, property services and business services	(507)	(272)	(156)	(26)	(12)
Services[1]	(28)	(32)	(107)	(6)	(3)
Trade[2]	(57)	(51)	(115)	(10)	(36)
Transport and storage	(60)	(25)	(13)	(7)	(5)
Utilities[3]	(7)	(4)	(101)	-	-
Retail lending	(661)	(566)	(611)	(291)	(266)
Other	(21)	(39)	(22)	(9)	(16)
Total Australia	(1,579)	(1,202)	(1,550)	(394)	(355)
New Zealand
Accommodation, cafes and restaurants	(3)	(2)	(1)	-	-
Agriculture, forestry and fishing	(59)	(4)	-	-	-
Construction	(24)	(4)	(27)	-	-
Finance and insurance	(1)	(1)	(3)	-	-
Manufacturing	(12)	(15)	(70)	(1)	(2)
Property, property services and business services	(126)	(29)	(146)	(4)	(1)
Services[1]	(4)	(4)	(3)	(1)	(1)
Trade[2]	(15)	(3)	(10)	(16)	-
Transport and storage	-	(2)	-	-	-
Utilities[3]	(13)	-	-	-	-
Retail lending	(84)	(79)	(88)	(53)	(2)
Other	(1)	(3)	(2)	-	-
Total New Zealand	(342)	(146)	(350)	(75)	(6)
Other overseas
Accommodation, cafes and restaurants	-	-	(3)	-	-
Agriculture, forestry and fishing	-	-	(2)	-	-
Construction	-	-	(5)	-	-
Manufacturing	(3)	-	-	-	(2)
Property, property services and business services	(1)	(3)	(3)	-	-
Services[1]	-	-	(6)	-	-
Trade[2]	-	-	(3)	-	-
Transport and storage	-	-	(1)	-	-
Utilities[3]	-	-	-	-	(8)
Retail lending	-	-	-	(1)	-
Other	(2)	-	-	(1)	-
Total other overseas	(6)	(3)	(23)	(2)	(10)
Total write-offs	(1,927)	(1,351)	(1,923)	(471)	(371)
Write-offs in relation to:
Collectively assessed provisions	(739)	(667)	(632)	(378)	(302)
Individually assessed provisions	(1,188)	(684)	(1,291)	(93)	(69)
Total write-offs	(1,927)	(1,351)	(1,923)	(471)	(371)

1            Services includes education, health and community services, cultural and recreational services and personal and other services.

2            Trade includes wholesale trade and retail trade.

3           Utilities includes electricity, gas and water and communication services.

Annual Report 2011    169

Note 12. Provisions for impairment charges on loans (continued)

The following table shows details of recoveries of loans by industry classifications for the past five years:

	Consolidated
	2011	2010	2009	2008	2007
	$m	$m	$m	$m	$m
Recoveries
Australia
Accommodation, cafes and restaurants	-	1	-	-	-
Construction	-	2	-	-	1
Manufacturing	-	2	-	1	2
Property, property services and business services	9	3	-	-	-
Services[1]	-	1	-	-	-
Trade[2]	-	1	-	-	1
Transport and storage	-	1	-	-	-
Utilities[3]	-	-	2	-	-
Retail lending	46	31	37	22	16
Other	-	2	2	-	2
Total Australia	55	44	41	23	22
Total New Zealand	5	4	-	-	-
Total other overseas	-	3	8	9	-
Total recoveries	60	51	49	32	22
Total write-offs	(1,927)	(1,351)	(1,923)	(471)	(371)
Net write-offs and recoveries	(1,867)	(1,300)	(1,874)	(439)	(349)

1            Services includes education, health and community services, cultural and recreational services and personal and other services.

2            Trade includes wholesale trade and retail trade.

3           Utilities includes electricity, gas and water and communication services.

170    Westpac Group

Notes to the financial statements

Note 13. Goodwill and other intangible assets

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	8,569	8,597	6,653	804
Additions through merger	-	-	-	5,849
Exchange rate and other adjustments	13	(28)	-	-
Balance as at end of the year	8,582	8,569	6,653	6,653
Computer software
Balance as at beginning of the year	832	629	708	409
Additions through merger	-	-	-	88
Other additions	740	508	635	438
Impairment	(6)	(37)	(5)	(37)
Amortisation	(259)	(263)	(203)	(190)
Exchange rate adjustments	(4)	(5)	-	-
Balance as at end of the year	1,303	832	1,135	708
Cost	2,119	2,022	1,431	1,326
Accumulated amortisation	(816)	(1,190)	(296)	(618)
Carrying amount	1,303	832	1,135	708
Brand names
Balance as at beginning of the year	668	668	636	-
Additions through merger	-	-	-	636
Other additions	2	-	-	-
Balance as at end of the year	670	668	636	636
Carrying amount	670	668	636	636
Core deposit intangibles
Balance as at beginning of the year	1,182	1,349	1,182	-
Additions through merger	-	-	-	1,279
Amortisation	(166)	(167)	(166)	(97)
Balance as at end of the year	1,016	1,182	1,016	1,182
Cost	1,494	1,494	1,279	1,279
Accumulated amortisation	(478)	(312)	(263)	(97)
Carrying amount	1,016	1,182	1,016	1,182
Other intangible assets
Balance as at beginning of the year	253	298	202	-
Additions through merger	-	-	-	226
Amortisation	(45)	(45)	(42)	(24)
Balance as at end of the year	208	253	160	202
Cost	428	428	226	263
Accumulated amortisation	(220)	(175)	(66)	(61)
Carrying amount	208	253	160	202
Total goodwill and other intangible assets	11,779	11,504	9,600	9,381

Annual Report 2011    171

Note 13. Goodwill and other intangible assets (continued)

Goodwill has been allocated to the following CGUs:

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Westpac Retail & Business Banking	1,112	1,112	999	999
St.George Bank	4,332	4,332	4,332	4,332
Westpac Institutional Bank	613	613	487	487
BT Financial Group (Australia)	2,033	2,033	835	835
New Zealand Retail Banking	404	393	-	-
BT New Zealand	11	10	-	-
Hastings	64	63	-	-
Bank of Tonga	13	13	-	-
Total goodwill	8,582	8,569	6,653	6,653

Impairment tests for goodwill

To assess whether goodwill is impaired, the carrying amount of each CGU is compared to their recoverable amount.

Key assumptions used in recoverable amount calculations

The recoverable amount of each CGU is determined based on the future pre-tax cash flow projections discounted by the Group’s after tax return on equity rate of 11.0% (2010 11.0%), adjusted to a pre-tax rate of 15.7% for Australia and 15.3% for New Zealand (2010 15.7% for both Australia and New Zealand). All future cash flows are based on approved three year strategic plans. All cash flows beyond the three year period have an assumed growth rate of zero for all CGUs for the purpose of goodwill impairment testing. While the strategic business plan assumes certain economic conditions, the forecast is not reliant on one particular assumption. These business forecasts applied by management are considered appropriate as they are based on past experience and are consistent with observable current market information.

Sensitivity to changes in assumptions

No reasonably possible change in any of the above key assumptions in isolation would cause the carrying value of the CGUs to exceed their recoverable amount.

Note 14. Property, plant and equipment

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Premises and sites
Cost	312	312	200	199
Accumulated depreciation	(114)	(102)	(27)	(15)
Net carrying amount	198	210	173	184
Leasehold improvements
Cost	937	811	755	646
Accumulated amortisation	(374)	(357)	(284)	(269)
Net carrying amount	563	454	471	377
Furniture and equipment
Cost	641	752	451	549
Accumulated depreciation	(472)	(571)	(311)	(387)
Net carrying amount	169	181	140	162
Technology
Cost	610	707	320	342
Accumulated depreciation	(382)	(542)	(122)	(213)
Net carrying amount	228	165	198	129
Total property, plant and equipment	1,158	1,010	982	852

172    Westpac Group

Notes to the financial statements

Note 14. Property, plant and equipment (continued)

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Premises and sites
Balance as at beginning of the year	210	307	184	94
Additions through merger	-	-	-	175
Other additions	5	9	5	9
Disposals	(2)	(15)	(1)	(3)
Depreciation	(16)	(17)	(15)	(17)
Exchange rate adjustments	1	(1)	-	(1)
Other	-	(73)	-	(73)
Balance as at end of the year	198	210	173	184
Leasehold improvements
Balance as at beginning of the year	454	213	377	150
Additions through merger	-	-	-	6
Other additions	201	235	176	201
Disposals	(5)	(3)	(1)	(3)
Amortisation	(89)	(62)	(81)	(50)
Exchange rate adjustments	2	(2)	-	-
Other	-	73	-	73
Balance as at end of the year	563	454	471	377
Furniture and equipment
Balance as at beginning of the year	181	208	162	137
Additions through merger	-	-	-	37
Other additions	52	43	33	39
Disposals	(2)	(1)	(1)	(1)
Depreciation	(63)	(61)	(54)	(50)
Exchange rate adjustments	1	(1)	-	-
Other	-	(7)	-	-
Balance as at end of the year	169	181	140	162
Technology
Balance as at beginning of the year	165	160	129	83
Additions through merger	-	-	-	42
Other additions	144	79	133	59
Disposals	(6)	(14)	(5)	(12)
Depreciation	(76)	(66)	(59)	(43)
Exchange rate adjustments	1	(1)	-	-
Other	-	7	-	-
Balance as at end of the year	228	165	198	129

Annual Report 2011    173

Note 15. Deferred tax assets and deferred tax liabilities

Deferred tax assets

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
The balance comprises temporary differences attributable to:
Amounts recognised in income statements
Provisions for impairment charges on loans	1,195	1,412	1,012	1,187
Provision for employee benefits	299	296	240	250
Treasury/financial market products	(4)	951	(32)	871
Property, plant and equipment	156	136	152	129
Loans – carrying amount adjustments	-	78	-	78
Provision for litigation and non-lending losses	56	59	56	57
Provision for credit commitments	99	96	99	96
Provision for restructuring	7	16	6	16
Provision for lease liabilities	17	25	24	17
Other provisions	38	50	36	48
Other liabilities	1,145	490	1,115	453
Life insurance policy liabilities	57	93	-	-
Tax losses recognised	-	2	-	-
Change in tax rate (refer to Note 5)	(13)	(5)	(2)	(1)
	3,052	3,699	2,706	3,201
Amounts recognised directly in other comprehensive income
Available-for-sale securities	(16)	(59)	10	(34)
Retirement benefit deficit	208	137	208	132
Other equity items	-	-	-	3
Minority interest	4	3	4	-
	196	81	222	101
Set-off of deferred tax liabilities pursuant to set-off provisions[1]	(597)	(1,490)	(472)	(1,364)
Net deferred tax assets	2,651	2,290	2,456	1,938
Net deferred tax assets to be recovered within 12 months	911	712	874	631
Net deferred tax assets to be recovered after more than 12 months	1,740	1,578	1,582	1,307
Movement
Opening balance as at beginning of the year	2,290	1,985	1,938	1,700
Additions through merger	-	-	-	445
Credited to income statements	843	1,775	869	1,131
Recognised in other comprehensive income	115	20	121	26
Set-off of deferred tax liabilities pursuant to set-off provisions[1]	(597)	(1,490)	(472)	(1,364)
Closing balance as at end of the year	2,651	2,290	2,456	1,938

1          Deferred tax assets and liabilities are set-off where they relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities within the same taxable group.

174    Westpac Group

Notes to the financial statements

Note 15. Deferred tax assets and deferred tax liabilities (continued)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Deductible temporary differences – other	-	10	-	-
Tax losses on revenue account	85	87	75	75

The deferred tax assets related to losses will only be recognised if:

▪        the Group or relevant entity derives future assessable income of a nature or amount sufficient to enable the benefits from the deductions for the losses to be utilised;

▪        the Group or relevant entity continues to comply with the conditions of deductibility imposed by tax legislation;

▪        no changes in tax legislation adversely affect the Group or relevant entity in realising the benefits from the deductions for the losses; and

▪        the deductible temporary differences and tax losses have not expired under current tax legislation.

Deferred tax assets have not been recognised in respect of these items because it is not considered probable that future taxable profit will be available against which they can be realised.

Deferred tax liabilities

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
The balance comprises temporary differences attributable to:
Amounts recognised in income statements
Treasury/financial market products	(54)	885	(45)	881
Finance lease transactions	138	105	40	49
Property, plant and equipment	40	18	39	15
Life insurance assets	8	15	-	-
Loans – carrying amount adjustments	-	120	-	120
Other assets	433	570	373	463
	565	1,713	407	1,528
Amounts recognised directly in other comprehensive income
Cash flow hedges	43	(199)	66	(163)
	43	(199)	66	(163)
Set-off of deferred tax liabilities pursuant to set-off provisions[1]	(597)	(1,490)	(472)	(1,364)
Net deferred tax liabilities	11	24	1	1
Net deferred tax liabilities to be recovered within 12 months	5	11	-	-
Net deferred tax liabilities to be recovered after more than 12 months	6	13	1	1
Movements
Opening balance as at beginning of the year	24	35	1	26
Additions through merger	-	-	-	527
Charged to income statements	342	1,516	243	875
Recognised in other comprehensive income	242	(37)	229	(63)
Set-off of deferred tax liabilities pursuant to set-off provisions[1]	(597)	(1,490)	(472)	(1,364)
Closing balance as at end of the year	11	24	1	1

1          Deferred tax assets and liabilities are set-off where they relate to the same taxation authority on either the same taxable entity or different entities within the same taxable group.

Deferred tax liabilities relating to aggregate temporary differences of $25 million (2010 $23 million) associated with investments in subsidiaries have not been recognised because the Parent Entity controls whether the liability will be incurred and it is satisfied that the liability will not be incurred in the foreseeable future.

Annual Report 2011    175

Note 16. Other assets

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Accrued interest receivable	1,412	1,218	1,297	1,049
Assets held for sale/inventories	-	18	-	-
Securities sold not delivered	2,038	725	2,038	725
Deferred expenditure	13	12	-	3
Deferred acquisition costs	144	177	2	32
Trade debtors	452	377	117	104
Prepayments	108	88	89	70
Accrued fees and commissions	188	193	104	112
Other	1,061	625	779	550
Total other assets	5,416	3,433	4,426	2,645

Note 17. Payables due to other financial institutions

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Cash collateral	6,641	1,305	6,641	1,305
Offshore central bank deposits	1,067	1,828	1,067	1,828
Inter-bank lending	6,804	5,765	6,689	5,754
Total payables due to other financial institutions[1]	14,512	8,898	14,397	8,887

1            In the current year we have revised our presentation of payables due to other financial institutions. To improve presentation we have revised comparatives for 2010.

176    Westpac Group

Notes to the financial statements

Note 18. Deposits

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Australia
Certificates of deposit
At fair value	36,620	36,615	36,620	36,615
At amortised cost	602	1,756	602	1,756
Total certificates of deposit	37,222	38,371	37,222	38,371
At call and term deposits
Non-interest bearing, repayable at call	13,932	12,407	13,932	12,407
Other interest bearing:
At call	142,411	142,255	142,411	142,255
Term	112,617	90,436	112,617	90,436
Total at call and term deposits	268,960	245,098	268,960	245,098
Total Australia	306,182	283,469	306,182	283,469
New Zealand
Certificates of deposit
At fair value	1,221	1,447	-	-
Total certificates of deposit	1,221	1,447	-	-
At call and term deposits
Non-interest bearing, repayable at call	2,160	1,932	42	80
Other interest bearing:
At call	11,287	10,039	2,341	2,226
Term	16,381	15,505	1,296	1,919
Total at call and term deposits	29,828	27,476	3,679	4,225
Total New Zealand	31,049	28,923	3,679	4,225
Other Overseas
Certificates of deposit
At fair value	20,538	15,187	20,538	15,187
At amortised cost	1,158	2,203	1,158	2,203
Total certificates of deposit	21,696	17,390	21,696	17,390
At call and term deposits
Non-interest bearing, repayable at call	567	406	213	163
Other interest bearing:
At call	1,995	2,116	1,597	1,845
Term	8,789	5,081	8,090	4,470
Total at call and term deposits	11,351	7,603	9,900	6,478
Total other overseas	33,047	24,993	31,596	23,868
Total deposits	370,278	337,385	341,457	311,562
Deposits at fair value	58,561	53,249	57,313	51,802
Deposits at amortised cost	311,717	284,136	284,144	259,760
Total deposits	370,278	337,385	341,457	311,562

Annual Report 2011    177

Note 18. Deposits (continued)

The following table shows average balances and average rates in each of the past three years for major categories of deposits:

	Consolidated
	2011		2010		2009
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
	$m	%	$m	%	$m	%
Australia
Non-interest bearing	13,134	-	11,404	-	9,532	-
Certificates of deposit	38,161	4.7%	43,268	3.9%	56,150	3.2%
Other interest bearing at call	141,719	4.3%	136,906	3.6%	126,006	3.2%
Other interest bearing term	99,994	5.5%	90,375	5.2%	72,726	5.4%
Total Australia	293,008		281,953		264,414
Overseas
Non-interest bearing	2,515	-	2,360	-	2,299	-
Certificates of deposit	19,840	0.6%	20,010	0.6%	12,827	2.5%
Other interest bearing at call	12,600	2.9%	12,655	2.8%	13,388	3.1%
Other interest bearing term	22,066	3.9%	19,326	4.0%	21,093	4.5%
Total overseas	57,021		54,351		49,607

Certificates of deposit and term deposits

All certificates of deposit issued by foreign offices were greater than US$100,000.

The maturity profile of certificates of deposit and term deposits greater than US$100,000 issued by Australian operations were:

	Consolidated 2011
		Between 3	Between
	Less Than	and 6	6 Months	Over
	3 Months	Months	and 1 Year	1 Year	Total
	$m	$m	$m	$m	$m
Certificates of deposit greater than US$100,000	31,590	5,488	29	115	37,222
Term deposits greater than US$100,000	49,698	27,226	9,964	4,981	91,869

Note 19. Trading liabilities and other financial liabilities designated at fair value

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Securities sold under agreements to repurchase	5,715	2,731	5,715	2,731
Securities sold short	4,030	1,897	4,030	1,897
Total trading liabilities	9,745	4,628	9,745	4,628
Other financial liabilities designated at fair value	58	222	58	222
Total trading liabilities and other financial liabilities designated at fair value	9,803	4,850	9,803	4,850

The amount that would be contractually required to be paid at maturity to the holders of the financial liabilities designated at fair value through profit or loss for the Group and the Parent Entity is $73 million (2010 $234 million).

178    Westpac Group

Notes to the financial statements

Note 20. Provisions

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Long service leave	309	310	275	275
Annual leave and other employee benefits	742	773	620	649
Litigation and non-lending losses	188	197	185	190
Provision for impairment on credit commitments	369	350	344	325
Leasehold premises	32	29	32	29
Restructuring provisions	31	67	24	58
Total provisions	1,671	1,726	1,480	1,526

Litigation and non-lending losses

Litigation and non-lending loss provisions include litigation and associated costs, frauds and the correction of operational issues.

Provision for impairment on credit commitments

Provision is made for incurred losses as a result of the commitment to extend credit.

Leasehold premises

Provisions are made for unavoidable costs in relation to making good the property to the same or similar state as when the lease was entered into and for premises sub let at lower rates of rent than payable under the head lease.

Restructuring provisions

Provisions are recognised for restructuring activities when a detailed financial plan has been developed and a valid expectation that the plan will be carried out is held by those affected by it. The majority of restructuring provisions are expected to be used within 12 months after 30 September 2011.

		Annual Leave	Litigation	Provision for
	Long	and Other	and Non-	Impairment
	Service	Employee	Lending	on Credit	Leasehold	Restructuring
	Leave	Benefits	Losses	Commitments	Premises	Provisions	Total
	$m	$m	$m	$m	$m	$m	$m
Consolidated
Balance as at beginning of the year	310	773	197	350	29	67	1,726
Additions	62	901	35	-	4	90	1,092
Utilised	(46)	(905)	(35)	-	(1)	(121)	(1,108)
Unutilised reversed	(16)	(26)	(9)	-	-	(5)	(56)
Exchange differences	(1)	(1)	-	-	-	-	(2)
Increase on unwinding of discount	-	-	-	7	-	-	7
Other	-	-	-	12	-	-	12
Balance as at end of the year	309	742	188	369	32	31	1,671
Parent Entity
Balance as at beginning of the year	275	649	190	325	29	58	1,526
Additions	58	788	33	-	4	83	966
Utilised	(42)	(798)	(30)	-	(1)	(112)	(983)
Unutilised reversed	(16)	(19)	(8)	-	-	(5)	(48)
Increase on unwinding of discount	-	-	-	6	-	-	6
Other	-	-	-	13	-	-	13
Balance as at end of the year	275	620	185	344	32	24	1,480

Annual Report 2011    179

Note 21. Other liabilities

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Unearned general insurance premiums	405	427	-	-
Outstanding general insurance claims	252	198	-	-
Retirement benefit deficit	676	425	631	388
Accrued interest payable	3,292	3,056	3,000	2,762
Credit card loyalty program	299	270	-	-
Securities purchased not delivered	1,148	1,208	1,148	1,208
Trade creditors and other accrued expenses	1,000	886	771	663
Other	1,981	2,302	1,693	1,967
Total other liabilities	9,053	8,772	7,243	6,988

Note 22. Debt issues

Presented below are the Group and Parent Entity’s debt issues at 30 September 2011 and 2010. The distinction between short- and long-term debt is based on the maturity of the underlying security at origination.

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Debt issues
Short-term debt:
Own issuances	41,116	31,982	35,407	27,224
Customer conduits	2,867	2,415	-	-
Total short-term debt	43,983	34,397	35,407	27,224
Long-term debt:
Covered bonds	1,376	-	-	-
Senior	108,145	103,451	101,359	96,423
Securitisation	10,911	11,228	-	-
2007 convertible notes	1,000	1,000	1,000	1,000
Structured notes	244	260	-	-
Total long-term debt	121,676	115,939	102,359	97,423
Total debt issues	165,659	150,336	137,766	124,647
Debt issues at fair value[1]	43,776	33,327	37,470	28,085
Debt issues at amortised cost	121,883	117,009	100,296	96,562
Total debt issues	165,659	150,336	137,766	124,647

1          The amount that would be contractually required to be paid at maturity to the holders of the financial liabilities designated at fair value through profit or loss for the Group is $43,936 million (2010 $33,388 million) and for the Parent Entity is $37,575 million (2010 $28,109 million).

180    Westpac Group

Notes to the financial statements

Note 22. Debt issues (continued)

	Consolidated
	2011	2010
	$m	$m
Short-term debt
US commercial paper	40,885	31,110
Euro commercial paper (by currency):
AUD	33	106
CAD	-	12
EUR	41	210
GBP	-	276
NZD	43	99
SGD	16	13
USD	61	120
Total euro commercial paper	194	836
Asset backed commercial paper (by currency):
AUD	2,296	1,999
USD	571	416
Total asset backed commercial paper	2,867	2,415
NZD promissory notes	37	36
Total short-term debt	43,983	34,397
Long-term debt (by currency):
AUD	38,951	35,525
CAD	717	485
CHF[1]	2,158	2,088
EUR[1]	15,734	16,567
GBP[1]	2,287	3,124
HKD[1]	1,535	1,947
JPY	15,033	13,335
NOK	55	54
NZD[1]	1,719	2,539
SGD[1]	314	312
USD[1]	43,125	39,963
ZAR	48	-
Total long-term debt	121,676	115,939

1     We have revised our presentation of prior year long-term debt issues and reclassified $4,988 million from NZD to other denominations. This is to correctly reflect the currency of issuance.

Annual Report 2011    181

Note 22. Debt issues (continued)

	Consolidated
(in $millions unless otherwise stated)	2011	2010	2009
Short-term borrowings
US commercial paper
Maximum amount outstanding at any month end	42,280	51,300	28,938
Approximate average amount outstanding	37,991	41,588	23,135
Approximate weighted average interest rate on:
Average amount outstanding	0.4%	0.3%	1.3%
Outstanding as at end of the year	0.4%	0.4%	0.4%

Note 23. Loan capital

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Loan capital
Subordinated bonds, notes and debentures
AUD 625 million subordinated bonds due 2015[1]	-	625	-	625
EUR 350 million subordinated bonds due 2015[2]	-	491	-	491
USD 75 million subordinated bonds due 2015	88	90	88	90
USD 400 million subordinated bonds due 2015	428	422	428	422
USD 300 million subordinated bonds due 2016	307	310	307	310
AUD 225 million subordinated bonds due 2016[3]	-	225	-	225
AUD 75 million subordinated bonds due 2016[3]	-	75	-	75
AUD 1000 million subordinated bonds due 2017	997	991	997	991
AUD 600 million subordinated bonds due 2017	576	574	576	574
USD 250 million subordinated bonds due 2017	256	259	256	259
CAD 250 million subordinated bonds due 2017	225	226	225	226
AUD 200 million subordinated bonds due 2017	188	200	188	200
AUD 160 million subordinated bonds due 2018	157	160	157	160
AUD 500 million subordinated bonds due 2018	500	509	500	509
USD 350 million subordinated bonds due 2018	415	415	415	415
GBP 200 million subordinated bonds due 2018	340	359	340	359
AUD 625 million subordinated bonds due 2018	624	622	624	622
AUD 125 million subordinated bonds due 2018	125	126	125	126
Total subordinated bonds, notes and debentures	5,226	6,679	5,226	6,679

1            These bonds were redeemed on 16 November 2010.

2            These bonds were redeemed on 26 November 2010.

3            These bonds were redeemed on 26 July 2011.

182    Westpac Group

Notes to the financial statements

Note 23. Loan capital (continued)

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Subordinated perpetual notes
US$390.2 million (2010 US$390.2 million) subordinated perpetual floating rate notes	400	404	400	404

Convertible debentures and Trust preferred securities
Convertible debentures issued on 5 April 2004 US$525,000,000	-	-	616	624
525,000 2004 TPS of US$1,000 each	616	624	-	-
Total convertible debentures and Trust preferred securities	616	624	616	624

Stapled preferred securities
10,362,670 Westpac SPS of A$100 each	1,030	1,026	1,030	1,026
9,083,278 Westpac SPS II of A$100 each	901	899	901	899
	1,931	1,925	1,931	1,925

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

Convertible debentures and 2004 TPS

A wholly owned entity Westpac Capital Trust IV (Capital Trust IV) issued 525,000 2004 TPS in the United States of America at US$1,000 each on 5 April 2004, with non-cumulative semi-annual distributions (31 March and 30 September) in arrears at the annual rate of 5.256% up to but excluding 31 March 2016. From, and including 31 March 2016 the 2004 TPS will pay non-cumulative quarterly distributions (30 June, 30 September, 31 December and 31 March) in arrears at a floating rate equal to the London InterBank Offer Rate (LIBOR) plus 1.7675% per year. Capital Trust IV has also issued common securities with a total price of US$1,000 to Westpac Capital Holdings Inc. 2004 TPS qualify as innovative residual Tier 1 capital of Westpac.

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

Annual Report 2011    183

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

Westpac SPS and Westpac SPS II are expected to pay non-cumulative, floating rate quarterly distributions (30 September, 31 December, 31 March and 30 June) which are expected to be fully franked. The distribution rate on Westpac SPS is calculated as the Australian 90-day bank bill rate plus the margin of 2.40% per annum, together multiplied by one minus the Australian corporate tax rate (30% during the year ended 30 September 2011). The distribution rate on Westpac SPS II is calculated as the Australian 90-day bank bill rate plus the margin of 3.80% per annum, together multiplied by one minus the Australian corporate tax rate (30% during the year ended 30 September 2011). Westpac SPS and Westpac SPS II distributions are subject to a distribution payment test and distributions will not be paid if the Westpac directors determine not to pay a distribution, the distribution payment exceeds the distributable profits of Westpac (unless APRA otherwise gives its prior written approval), or APRA objects to the payment of the distribution.

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

184    Westpac Group

Notes to the financial statements

Note 24. Shareholders’ equity and non-controlling interests

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Contributed equity
Ordinary shares 3,030,226,016 (2010 2,989,207,519) each fully paid	25,456	24,686	25,456	24,686
RSP treasury shares 7,171,874 (2010 6,022,097)	(100)	(100)	(100)	(100)
Other treasury shares 6,019,937 (2010 6,226,960)	(87)	(90)	(18)	(18)
	(187)	(190)	(118)	(118)
Share capital	25,269	24,496	25,338	24,568
Other equity instruments
Convertible debentures:
Issued on 13 August 2003 NZ$1,293,105,172 (with net issue costs of NZ$9 million)	-	-	1,137	1,137
Issued on 21 June 2006 A$762,737,500 (with net issue costs of A$8 million)	-	-	755	755
Total other equity instruments	-	-	1,892	1,892
Non-controlling interests
Trust preferred securities:
750,000 2003 TPS of US$1,000 each (with net issue costs of A$9 million)	1,137	1,137	-	-
7,627,375 2006 TPS of A$100 each (with net issue costs of A$8 million)	755	755	-	-
Other	90	37	-	-
Total non-controlling interests	1,982	1,929	-	-

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

During the year ended 30 September 2011, the following ordinary shares were issued:

▪          to eligible staff under the Employee Share Plan, 1,145,726 ordinary shares issued for nil consideration;

▪          to equity holders in relation to the DRP, 14,092,489 ordinary shares at a price of $21.57 and 20,340,369 ordinary shares at a price of $21.78;

▪          to eligible executives and senior management under the Westpac Performance Plan (WPP), 701,473 ordinary shares at an average exercise price of $19.05 upon the exercise of performance options, 316,376 ordinary shares and 313,419 ordinary shares for nil consideration upon the exercise of performance share rights and share rights, respectively;

▪          to eligible employees upon exercise of performance options under the Westpac Reward Plan (WRP), 58,666 ordinary shares at an average exercise price of $23.40 and 9,510 ordinary shares upon exercise of performance share rights issued for nil consideration;

▪          to eligible employees under the Restricted Share Plan (RSP), 3,243,264 ordinary shares for nil consideration;

▪         to senior officers upon the exercise of options under the Senior Officers’ Share Purchase Scheme (SOSPS), 657,500 ordinary shares at an average exercise price of $13.80;

▪          to the CEO under the Chief Executive Officer Restricted Share Plan (CEO RSP), 82,102 ordinary shares for nil consideration; and

▪          to the CEO under the Chief Executive Performance Plan (CEOPP), upon exercise of performance share rights, 57,603 ordinary shares for nil consideration.

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

Annual Report 2011    185

Note 24. Shareholders’ equity and non-controlling interests (continued)

During the year 56,032 treasury shares were purchased at an average price of $21.28 and 263,055 treasury shares were sold at an average price of $22.05.

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

186    Westpac Group

Notes to the financial statements

Note 24. Shareholders’ equity and non-controlling interests (continued)

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

The 2006 TPS are scheduled to pay quarterly distributions (30 September, 31 December, 31 March and 30 June) in arrears, subject to certain conditions being satisfied. The distribution rate on 2006 TPS, until 30 June 2016 (the step-up date), is calculated as the Australian 90 day bank bill rate plus 1% per annum (the initial margin), together multiplied by one minus the Australian corporate tax rate (30% during the year ended 30 September 2011). After the step-up date, the initial margin will increase by a one time step-up of 1% per annum.

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

Note 25. Share-based payments

Executive and Senior Officer equity plans

Options, restricted shares and/or share rights are granted to the CEO, selected executives and key senior employees under the following schemes.

(i)                 Westpac Reward Plan

The Westpac Reward Plan (WRP) was introduced in 2006. It provides a mechanism for rewarding superior long-term performance from the most senior management in Australia and overseas.

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

The performance options and performance share rights may vest over a three to five year period from the commencement of the performance period, provided a performance hurdle of relative Total Shareholder Return (TSR)1 is met or exceeded by Westpac. The comparator group for TSR comparisons focuses on the top 10 financial sector peers.

Full vesting of performance options and performance share rights occurs when Westpac’s TSR is at (or exceeds) the 75th percentile relative to the comparator group, scaling down to 50% vesting on a straight-line basis for median performance. Below median performance, no vesting occurs.

1            TSR measures a company’s share price movement and accumulated dividend yields over a specific measurement period (i.e. the change in value of an investment in that company’s shares) and excluding tax effects.

Annual Report 2011    187

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

Upon exercising vested performance options and performance share rights, the executive has the right to take up his or her entitlement in whole or in part as fully paid ordinary shares. The exercise price is payable at that time. A performance option or performance share right lapses if it is not exercised prior to the end of its term. For awards made to Australian employees from October 2010, performance share rights are exercised from the WRP on vesting. No performance options have been awarded from October 2009.

WRP – outstanding performance options and performance share rights

The following table sets out details of outstanding performance options and performance share rights under the WRP:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2010	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2011	Outstanding and Exercisable at 30 September 2011
Performance options
17 December 2007	20 December 2017	$30.10	1,714,322	-	-	1,640	1,712,682	1,712,682
1 October 2008	1 October 2018	$23.40	1,645,293	-	58,666	49,061	1,537,566	187,718
1 March 2009	1 March 2019	$16.49	260,869	-	-	-	260,869	-
Total 2011			3,620,484	-	58,666	50,701	3,511,117	1,900,400
Weighted average exercise price			$26.07	-	$23.40	-	$26.15	$29.44
Performance share rights
1 October 2009	1 October 2019	nil	722,800	-	4,553	29,187	689,060	-
1 October 2010	1 October 2015	nil	-	764,432	4,957	18,424	741,051	-
1 October 2010	1 October 2020	nil	-	71,590	-	-	71,590	-
Total 2011			722,800	836,022	9,510	47,611	1,501,701	-
Total 2010
Options			3,817,040	-	30,831	165,725	3,620,484	355,044
Weighted average exercise price - options			$26.11	-	$23.40	$27.32	$26.07	$28.27
Performance share rights			-	756,079	-	33,279	722,800	-

The weighted average remaining contractual life of outstanding performance options at 30 September 2011 was 6.7 years (2010 7.7 years). The weighted average remaining contractual life of outstanding performance share rights at 30 September 2011 was 6.1 years (2010 9.0 years). The fair value at grant date of WRP performance share rights issued during the year was $12.68 (2010 $15.31).

(ii)              Westpac Performance Plan

The Westpac Performance Plan (WPP) was introduced in 2002 and was used to provide awards of performance options and/or performance share rights to senior executives and other key employees. Currently the WPP is primarily used for employees based in New Zealand to provide long-term incentive awards or as a mechanism for the mandatory deferral of a portion of their short-term incentives.

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

188    Westpac Group

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

▪          for grants made up to November 2005, the ranking group is the 50 largest companies listed on the ASX by market capitalisation at the commencement of the performance period (excluding Westpac, property and investment trusts and specified resources companies);

▪          for grants made from December 2005 to December 2006, 50% of the award in value is assessed against a TSR ranking group of the top 10 of the largest 13 Australian banking and financial sector companies by market capitalisation at the time of grant (excluding Westpac). The other 50% assesses TSR performance against a ranking group of the 50 largest companies on the ASX by market capitalisation at the time of grant (excluding Westpac, specified resource companies and the first ranking group); and

▪          for grants made from December 2008, the ranking group is the top 10 of the largest 13 Australian banking and financial sector companies by market capitalisation at the commencement of the performance period (excluding Westpac).

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

WPP – Outstanding Performance Options

No performance options were granted under the WPP during the year. The following table sets out details of outstanding performance options granted under the WPP in previous years:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2010	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2011	Outstanding and Exercisable at 30 September 2011
20 January 2003	20 January 2013	$13.59	266,614	-	79,354	-	187,260	187,260
1 May 2003	1 May 2013	$15.04	16,433	-	-	-	16,433	16,433
21 January 2004	21 January 2014	$16.34	733,308	-	119,083	-	614,225	614,225
20 January 2005	20 January 2015	$18.98	1,293,738	-	213,501	-	1,080,237	1,080,237
20 December 2005	20 December 2015	$20.53	1,300,019	-	189,824	-	1,110,195	1,110,195
20 December 2005	20 December 2015	$22.53	70,374	-	-	403	69,971	69,971
15 December 2006	15 December 2016	$23.98	1,635,328	-	99,711	2,500	1,533,117	1,511,768
Total 2011			5,315,814	-	701,473	2,903	4,611,438	4,590,089
Weighted average exercise price			$20.30	-	$19.05	-	$20.48	$20.47
Total 2010			7,442,518	-	2,091,729	34,975	5,315,814	5,231,914
Weighted average exercise price			$20.06	-	$19.38	$23.98	$20.30	$20.24

The weighted average remaining contractual life of outstanding performance options at 30 September 2011 was 4.0 years (2010 4.9 years).

Annual Report 2011    189

Note 25. Share-based payments (continued)

WPP – outstanding performance share rights

The following table sets out details of outstanding performance share rights granted under the WPP:

Commencement Dates	Latest Dates for Exercise	Outstanding at 1 October 2010	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2011	Outstanding and Exercisable at 30 September 2011
Two-year initial testing period
20 January 2003 to	20 January 2013 to
1 August 2003	1 August 2013	26,564	-	10,563	-	16,001	16,001
3 November 2003 to	3 November 2013 to
3 August 2004	3 August 2014	88,135	-	23,653	-	64,482	64,482
5 November 2004 to	5 November 2014 to
1 August 2005	1 August 2015	200,279	-	38,800	1,149	160,330	160,330
1 November 2005 to	1 November 2015 to
3 August 2006	3 August 2016	199,732	-	56,989	1,970	140,773	140,773
1 November 2006 to	1 November 2016 to
15 December 2006	15 December 2016	54,748	-	4,333	-	50,415	50,415
1 December 2008 to	1 December 2018 to
1 March 2009	1 March 2019	65,309	-	3,952	16,092	45,265	45,265

Three-year initial testing period
20 January 2003 to	20 January 2013 to
1 August 2003	1 August 2013	44,775	-	17,909	-	26,866	26,866
3 November 2003 to	3 November 2013 to
3 August 2004	3 August 2014	74,997	-	22,562	-	52,435	52,435
5 November 2004 to	5 November 2014 to
1 August 2005	1 August 2015	138,049	-	41,075	1,194	95,780	95,780
1 November 2005 to	1 November 2015 to
3 August 2006	3 August 2016	313,242	-	96,540	2,725	213,977	213,977
1 November 2006 to	1 November 2016 to
15 December 2006	15 December 2016	1,896	-	-	19	1,877	1,877
Total 2011		1,207,726	-	316,376	23,149	868,201	868,201
Total 2010		1,959,208	-	736,430	15,052	1,207,726	1,135,900

The weighted average remaining contractual life of outstanding performance share rights at 30 September 2011 was 3.8 years (2010 4.8 years).

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

190    Westpac Group

Notes to the financial statements

Note 25. Share-based payments (continued)

WPP – outstanding unhurdled options and unhurdled share rights

The following table sets out details of outstanding unhurdled options and unhurdled share rights granted under the WPP:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2010	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2011	Outstanding and Excercisable at 30 September 2011
Options
15 December 2006	15 December 2016	$23.93	56,147	-	-	-	56,147	56,147
Total 2011			56,147	-	-	-	56,147	56,147
Share rights
One-year vesting period
1 December 2008 to 1 June 2009	1 December 2018 to 1 June 2019	nil	5,681	-	-	-	5,681	5,681
1 November 2009 to 1 April 2010	1 November 2019 to 1 April 2020	nil	30,293	-	8,801	-	21,492	21,492
1 November 2010 to 1 April 2011	1 November 2020 to 1 April 2021	nil	-	25,416	-	-	25,416	-

Two-year vesting period
3 September 2007	3 September 2017	nil	6,660	-	6,660	-	-	-
1 November 2007 to 1 September 2008	1 November 2017 to 1 September 2018	nil	39,653	-	20,901	-	18,752	18,752
1 October 2008 to 1 April 2009	1 October 2018 to 1 April 2019	nil	124,853	-	117,039	-	7,814	7,814
1 October 2009 to 1 April 2010	1 October 2019 to 1 April 2020	nil	81,271	-	-	-	81,271	-
1 October 2010 to 1 August 2011	1 October 2020 to 1 August 2021	nil	-	113,958	-	-	113,958	-

Three-year vesting period
15 December 2006 to 1 June 2007	15 December 2016 to 1 June 2017	nil	106,963	-	59,653	-	47,310	47,310
17 December 2007 to 1 September 2008	17 December 2017 to 1 September 2018	nil	151,837	-	100,365	(982)	52,454	52,454
1 October 2008 to 1 April 2009	1 October 2018 to 1 April 2019	nil	104,196	-	-	767	103,429	8,324
1 October 2009 to 1 April 2010	1 October 2019 to 1 April 2020	nil	113,420	-	-	-	113,420	-
1 October 2010 to 1 August 2011	1 October 2020 to 1 August 2021	nil	-	176,382	-	-	176,382	-
Total 2011			764,827	315,756	313,419	(215)	767,379	161,827
Total 2010
Options		$23.93	56,147	-	-	-	56,147	56,147
Performance share rights		nil	770,806	227,746	203,368	30,357	764,827	168,197

The weighted average fair value at grant date of unhurdled share rights issued during the year was $18.91per right (2010 $22.61 per right). No unhurdled options were issued during the year (2010 nil). The weighted average remaining contractual life of outstanding unhurdled options and unhurdled share rights at 30 September 2011 was 7.8 years (2010 7.8 years).

Annual Report 2011    191

Note 25. Share-based payments (continued)

(iii)          Chief Executive Officer Performance Plan (Gail Kelly)

Gail Kelly currently holds performance options and performance share rights under the Chief Executive Officer Performance Plan (CEOPP). Grants to Mrs Kelly under the CEOPP were approved by shareholders at Westpac’s AGM on 13 December 2007, 16 December 2009 and 15 December 2010.

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

For awards made prior to December 2010 any performance share rights and performance options that vest must be exercised within 10 years after the performance period commencement date, or earlier if Mrs Kelly leaves Westpac’s employment. For awards made from December 2010 performance share rights are exercised from the CEOPP on vesting. No performance options have been awarded since December 2008.

192    Westpac Group

Notes to the financial statements

Note 25. Share-based payments (continued)

CEOPP – outstanding performance options and performance share rights

The following table sets out details of outstanding awards of performance options and performance share rights granted under the CEOPP:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2010	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2011
Options
1 February 2008	1 February 2018	$25.89	364,431	-	-	-	364,431
1 December 2008	1 December 2018	$16.80	356,125	-	-	-	356,125
Total 2011			720,556	-	-	-	720,556
Weighted average exercise price – options			$21.40	-	-	-	$21.40
Performance share rights
1 February 2008	1 February 2018	nil	82,290	-	57,603	-	24,687
1 December 2008	1 December 2018	nil	119,731	-	-	-	119,731
21 December 2009	21 December 2019	nil	166,002	-	-	-	166,002
1 October 2010	1 October 2015	nil	-	176,125	-	-	176,125
Total 2011			368,023	176,125	57,603	-	486,545
Total 2010
Options			720,556	-	-	-	720,556
Weighted average exercise price – options			$21.40	-	-	-	$21.40
Performance share rights		nil	202,021	166,002	-	-	368,023

No performance options were granted in 2011 (2010 nil). The fair value at grant date of performance share rights was $13.58 per right (2010 $14.51 per right). As at 30 September 2011, 255,102 outstanding performance options issued to Mrs Kelly were exercisable and no outstanding share rights issued to Mrs Kelly were exercisable. The remaining weighted average contractual life of outstanding performance options at 30 September 2011 was 6.8 years (2010 7.8 years) and outstanding performance share rights was 6.3 years (2010 8.5 years).

(iv)            Fair value assumptions

The fair value of performance options and performance share rights granted during the year included in the tables above have been independently calculated at grant date using a Binomial/Monte Carlo simulation pricing model.

▪          the assumptions included in the valuation of the awards of performance share rights to Gail Kelly include a risk free interest rate of 5.28%, a dividend yield on Westpac ordinary shares of 5% and a volatility in the Westpac share price of 30%;

▪          the assumptions included in the valuation of the awards of performance share rights under the WRP include a risk free interest rate of 5.01%, a dividend yield on Westpac ordinary shares of 5% and a volatility in the Westpac share price of 30%;

▪         the assumptions included in the valuation of the awards of unhurdled share rights under the WPP include a risk free interest rate ranging from 4.86% to 4.88%, a dividend yield on Westpac ordinary shares of 5% and a volatility in the Westpac ordinary share price of 30%;

▪          volatility has been assessed by considering the implied volatility of publicly traded options over Westpac’s ordinary shares and the historic volatility of the market price of Westpac shares;

▪          other assumptions include volatilities of, and correlation factors between, share price movements of the ranking group members and Westpac, which are used to assess the impact of performance hurdles; and

▪          performance options and performance share rights have been valued assuming an expected life after the vesting date of up to one year.

Annual Report 2011    193

Note 25. Share-based payments (continued)

(v)                Chief Executive Officer Restricted Share Plan

Gail Kelly received awards of Westpac ordinary shares under the Chief Executive Officer Restricted Share Plan (CEO RSP) in relation to her employment agreement. The awards were approved by Westpac shareholders at Westpac’s AGM on 13 December 2007, 16 December 2009 and 15 December 2010.

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

The following table details outstanding awards of shares issued under the CEO RSP:

Allocation date	Outstanding at 1 October 2010	Granted During the Year	Released	Forfeited During the Year	Outstanding at 30 September 2011
12 December 2008	46,113	-	46,113	-	-
21 December 2009	74,626	-	37,313	-	37,313
22 December 2010	-	82,102	-	-	82,102
Total 2011	120,739	82,102	83,426	-	119,415
Total 2010	175,518	74,626	129,405	-	120,739

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

194    Westpac Group

Notes to the financial statements

Note 25. Share-based payments (continued)

Outstanding RSP awards

The following table details outstanding awards of shares issued under the RSP:

Allocation date	Outstanding at 1 October 2010	Granted During the Year	Released	Forfeited During the Year	Outstanding at 30 September 2011
October - December 2006	632,242	-	204,107	-	428,135
January - March 2007	7,375	-	2,591	-	4,784
April - June 2007	18,837	-	3,676	-	15,161
July - September 2007	7,023	-	-	-	7,023
October - December 2007	1,063,311	-	402,572	4,944	655,795
January - March 2008	25,588	-	3,464	-	22,124
April - June 2008	50,936	-	13,547	-	37,389
July - September 2008	34,166	-	23,838	-	10,328
October - December 2008	2,367,656	-	601,374	45,540	1,720,742
January - March 2009	187,089	-	74,670	-	112,419
April - June 2009	38,878	-	14,068	1,024	23,786
January - March 2010	2,414,784	-	55,681	72,961	2,286,142
April - June 2010	52,333	-	-	-	52,333
July - September 2010	39,754	-	6,142	-	33,612
October - December 2010	-	3,252,654	5,478	70,406	3,176,770
January - March 2011	-	53,062	-	-	53,062
April - June 2011	-	58,873	-	-	58,873
July - September 2011	-	59,040	-	-	59,040
Total 2011	6,939,972	3,423,629	1,411,208	194,875	8,757,518
Total 2010	5,638,484	2,614,711	1,045,901	267,322	6,939,972

(vii)        Chief Executive Securities Agreement 2003 (David Morgan)

The former CEO continues to hold performance options received under the Chief Executive Securities Agreement 2003, approved by shareholders at Westpac’s AGM on 11 December 2003. At 30 September 2011 there were 1,649,407 performance options outstanding (2010 1,649,407) with a weighted average exercise price of $22.14 (2010 $22.14) and a weighted average remaining contractual life of 4.3 years (2010 5.3 years), all of which are exercisable.

At 30 September 2011 there were no performance share rights outstanding (2010 nil). During the year, no performance share rights were exercised (2010 181,667).

(viii)    Other Group share-based plans

Westpac also provides plans for small, specialised parts of the Group. The benefits under these plans are directly linked to growth and performance of the relevant part of the business. The plans individually and in aggregate are not material to the Group.

Annual Report 2011    195

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

The following table sets out details of outstanding options granted under the SOSPS:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2010	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2011
8 January 2001	8 January 2011	$13.26	396,500	396,500	-	-
23 April 2001	23 April 2011	$13.50	5,000	5,000	-	-
9 January 2002	9 January 2012	$14.65	639,000	256,000	-	383,000
22 July 2002	22 July 2012	$16.24	15,000	-	-	15,000
Total 2011			1,055,500	657,500	-	398,000
Weighted average exercise price			$14.14	$13.70		$14.71
Total 2010			1,635,000	579,500	-	1,055,500
Weighted average exercise price			$13.53	$12.40	-	$14.14

As at 30 September 2011, 21 officers (2010 47 officers) held options under the SOSPS. The weighted average remaining contractual life of options at 30 September 2011 under the SOSPS was 0.3 years (2010 0.9 years). All outstanding options under the SOSPS are exercisable.

196    Westpac Group

Notes to the financial statements

Note 25. Share-based payments (continued)

General information on Executive and Senior Officer share plans

The market price of Westpac’s ordinary shares as at the close of business on 30 September 2011 was $20.34 (2010 $23.24). Details of the shares issued on exercise of options and share rights under each of the Executive and Senior Officer share plans during the year ended 30 September 2011 are set out below:

Plan/Agreement		Dates on which Options or Share Rights Were Exercised	Exercise Price $	Total Number of Shares Issued/ Allocated	Weighted Average Share Price at Date of Exercise $	Consideration Received ($’000)
2011	WRP and WPP
	Options	October - December 2010	20.53	33,448	23.15	687
		January - March 2011	13.59	28,856	22.76	392
		April - June 2011	13.59 - 23.98	636,164	24.70	12,462
		July - September 2011	18.98 - 20.53	61,671	21.22	1,196

	Share rights	October - December 2010	-	279,432	22.84	-
		January - March 2011	-	152,093	23.41	-
		April - June 2011	-	136,405	24.16	-
		July - September 2011	-	71,375	20.96	-

	Chief Executive Officer Performance Plan
	Share rights	April - June 2011	-	57,603	24.18	-

	SOSPS	October - December 2010	13.26 - 14.65	464,500	21.45	6,311
		January - March 2011	13.26 - 14.65	96,000	22.69	1,344
		April - June 2011	14.65	25,000	24.36	366
		July - September 2011	14.65	72,000	20.36	835
2010	WRP and WPP
	Options	October - December 2009	13.59 - 20.53	1,520,363	25.39	29,106
		January - March 2010	16.34 - 20.53	69,841	25.80	1,308
		April - September 2010	16.34 - 23.98	532,356	26.87	10,835

	Share rights
		October - December 2009	-	344,503	25.32	-
		January - March 2010	-	196,292	25.01	-
		April - June 2010	-	200,107	25.32	-
		July - September 2010	-	198,896	22.42	-

	Chief Executive Securities Agreement 2003
	Share rights	January - March 2010	-	181,667	26.94	-
		-
	SOSPS	October - December 2009	9.53 - 14.65	335,500	24.80	3,813
		January - March 2010	13.26 - 14.65	159,000	25.52	2,193
		April - June 2010	13.26	22,000	28.09	292
		July - September 2010	13.26 - 14.65	63,000	21.60	888

Shares allotted to satisfy the exercise of options or share rights under the employee equity plans will rank equally with all other issued Westpac ordinary shares and qualify for the payment of dividends and shareholder voting rights from the day of allotment.

The employee equity plans are operated in compliance with ASIC Regulatory Guide 49 which provides relief from the disclosure and licensing provisions of the Corporations Act. Included in the ASIC regulatory guide is a five percent limit on the number of shares that can be issued under an employee equity plan without issuing a prospectus.

Annual Report 2011    197

Note 25. Share-based payments (continued)

Under the regulatory guide, the number of shares (including shares that are the subject of options and share rights) to be offered to employees at any particular time cannot, at the time the offer is made and when aggregated with the number of shares the subject of previously issued unexercised options and share rights issued to employees under those plans and with the number of shares issued during the previous five years under all employee share schemes, exceed 5% of the total number of shares on issue at the time that offer is made.

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

Share allocation in the 2010 ESP award was by way of newly issued shares. The following table provides details of shares issued under the ESP during the years ended 30 September:

	Allocation date	Number of Participants	Average Number of Shares Allocated per Participant	Total Number of Shares Allocated	Market Price per Share	Total Fair Value
2011	3 December 2010	27,234	46	1,252,764	$21.46	$26,884,315
2010	4 December 2009	28,457	41	1,166,737	$23.98	$27,978,353

The liability accrued in respect of the ESP at 30 September 2011 is $30 million (2010 $31 million) and is included in other liabilities.

198    Westpac Group

Notes to the financial statements

Note 26. Average balance sheet and interest rates

The following table lists the average balances and related interest for the major categories of the Group’s interest earning assets and interest bearing liabilities. Averages used are predominantly daily averages:

	Consolidated
	Year Ended			Year Ended			Year Ended
	30 September 2011			30 September 2010			30 September 2009
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Rate	Balance	Income[1]	Rate	Balance	Income[1]	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Receivables due from other financial institutions:
Australia	3,800	172	4.5%	4,539	176	3.9%	4,841	216	4.5%
New Zealand	328	26	7.9%	305	24	7.9%	372	36	9.7%
Other overseas	5,382	53	1.0%	4,948	34	0.7%	7,623	38	0.5%
Trading securities:
Australia	37,265	2,133	5.7%	37,847	1,838	4.9%	36,937	1,826	4.9%
New Zealand	4,733	149	3.1%	4,622	133	2.9%	4,539	182	4.0%
Other overseas	4,159	74	1.8%	3,720	64	1.7%	5,739	141	2.5%
Other financial assets designated at fair value:
Australia	1,397	95	6.8%	1,089	57	5.2%	1,104	37	3.4%
New Zealand	-	-	-	-	-	-	-	-	-
Other overseas	156	4	2.6%	244	7	2.9%	115	6	5.2%
Available-for-sale securities:
Australia	12,238	743	6.1%	5,457	340	6.2%	750	80	10.7%
New Zealand	391	20	5.1%	-	-	-	-	-	-
Other overseas	986	26	2.6%	858	28	3.3%	936	38	4.1%
Regulatory deposits:
Other overseas	1,303	12	0.9%	1,363	4	0.3%	868	17	2.0%
Loans and other receivables[2]:
Australia	425,905	31,467	7.4%	419,148	28,208	6.7%	373,855	24,012	6.4%
New Zealand	44,694	2,900	6.5%	45,486	3,053	6.7%	46,425	3,547	7.6%
Other overseas	5,484	224	4.1%	5,365	185	3.4%	6,565	315	4.8%
Total interest earning assets and interest income	548,221	38,098	6.9%	534,991	34,151	6.4%	490,669	30,491	6.2%
Non-interest earning assets
Cash, due from other financial institutions and regulatory deposits	1,350			1,097			1,188
Derivative financial instruments	33,952			29,790			48,244
Life insurance assets	10,507			12,257			11,374
All other assets[3]	34,398			29,542			26,356
Total non-interest earning assets	80,207			72,686			87,162
Total assets	628,428			607,677			577,831

1          The tax equivalent gross up relating to Structured Finance transactions was discontinued in 2010, reflecting the immaterial nature of the balance as the Group continues to run-down the related assets. In 2009 this adjustment increased net interest income and comprised an interest income benefit of $45 million.

2          For the years ended 30 September 2011, 2010 and 2009 loans and receivables have been stated net of provisions for impairment charges on loans. Other receivables include other assets, cash and balances with central banks.

3          Includes property, plant and equipment, goodwill and intangibles, other assets, deferred tax and non-interest bearing loans relating to mortgage offset accounts.

Annual Report 2011   199

Note 26. Average balance sheet and interest rates (continued)

	Consolidated
	Year Ended			Year Ended			Year Ended
	30 September 2011			30 September 2010			30 September 2009
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Payables due to other financial institutions:
Australia	2,927	135	4.6%	2,569	101	3.9%	7,863	277	3.5%
New Zealand	502	11	2.2%	454	12	2.6%	373	25	6.7%
Other overseas	4,656	45	1.0%	4,926	38	0.8%	5,704	63	1.1%
Deposits:
Australia	279,874	13,352	4.8%	270,549	11,293	4.2%	254,848	9,718	3.8%
New Zealand	28,283	1,086	3.8%	27,750	1,017	3.7%	28,560	1,295	4.5%
Other overseas	26,223	244	0.9%	24,241	240	1.0%	18,786	369	2.0%
Loan capital:
Australia	5,802	332	5.7%	7,738	418	5.4%	9,347	478	5.1%
Other overseas	2,457	137	5.6%	2,528	127	5.0%	2,218	104	4.7%
Other interest bearing liabilities[1]:
Australia	149,514	10,235	n/a	146,993	8,505	n/a	126,428	4,582	n/a
New Zealand	12,292	431	n/a	8,663	481	n/a	5,253	1,354	n/a
Other overseas	1,005	94	n/a	5,557	77	n/a	6,462	535	n/a
Total interest bearing liabilities and interest expense	513,535	26,102	5.1%	501,968	22,309	4.4%	465,842	18,800	4.0%
Non-interest bearing liabilities
Deposits and due to other financial institutions:
Australia	13,965			12,273			10,681
New Zealand	2,089			1,981			1,871
Other overseas	472			414			484
Derivative financial instruments	36,052			31,061			45,626
Life insurance policy liabilities	9,951			11,503			10,775
All other liabilities[2]	11,065			10,129			8,629
Total non-interest bearing liabilities	73,594			67,361			78,066
Total liabilities	587,129			569,329			543,908
Shareholders’ equity	39,378			36,434			32,008
Non-controlling interests	1,921			1,914			1,915
Total equity	41,299			38,348			33,923
Total liabilities and equity	628,428			607,677			577,831

1            Includes net impact of Treasury balance sheet management activities.

2            Includes provisions for current and deferred tax liabilities and other liabilities.

200   Westpac Group

Notes to the financial statements

Note 26. Average balance sheet and interest rates (continued)

The following table allocates changes in net interest income between changes in volume and changes in rate for the last two fiscal years. Volume and rate variances have been calculated on the movement in average balances and the change in the interest rates on average interest earning assets and average interest bearing liabilities. The variance caused by change in both volume and rate has been allocated in proportion to the relationship of the absolute dollar amount of each change to the total.

	Consolidated
	2011			2010
	Change Due to			Change Due to
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest earning assets
Receivables due from other financial institutions:
Australia	(29)	25	(4)	(13)	(27)	(40)
New Zealand	2	-	2	(6)	(6)	(12)
Other overseas	3	16	19	(13)	9	(4)
Trading securities:
Australia	(28)	323	295	45	(33)	12
New Zealand	3	13	16	3	(52)	(49)
Other overseas	8	2	10	(49)	(28)	(77)
Other financial assets designated at fair value:
Australia	16	22	38	(1)	21	20
New Zealand	-	-	-	-	-	-
Other overseas	(2)	(1)	(3)	6	(5)	1
Available-for-sale securities:
Australia	422	(19)	403	502	(242)	260
New Zealand	20	-	20	-	-	-
Other overseas	4	(6)	(2)	(3)	(7)	(10)
Regulatory deposits:
Other Overseas	-	8	8	9	(22)	(13)
Loans and other receivables:
Australia	455	2,804	3,259	2,909	1,287	4,196
New Zealand	(53)	(100)	(153)	(72)	(422)	(494)
Other overseas	4	35	39	(58)	(72)	(130)
Total change in interest income	825	3,122	3,947	3,259	401	3,660

Annual Report 2011   201

Note 26. Average balance sheet and interest rates (continued)

	Consolidated
	2011			2010
	Change Due to			Change Due to
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest bearing liabilities
Payables due to other financial institutions:
Australia	14	20	34	(187)	11	(176)
New Zealand	1	(2)	(1)	5	(18)	(13)
Other overseas	(2)	9	7	(9)	(16)	(25)
Deposits:
Australia	389	1,670	2,059	599	976	1,575
New Zealand	20	49	69	(37)	(241)	(278)
Other overseas	20	(16)	4	107	(236)	(129)
Loan capital:
Australia	(105)	19	(86)	(82)	22	(60)
Other Overseas	(4)	14	10	15	8	23
Other interest bearing liabilities:
Australia	146	1,584	1,730	745	3,178	3,923
New Zealand	202	(252)	(50)	879	(1,752)	(873)
Other overseas	(63)	80	17	(75)	(383)	(458)
Total change in interest expense	618	3,175	3,793	1,960	1,549	3,509
Change in net interest income:
Australia	392	(138)	254	2,367	(3,181)	(814)
New Zealand	(251)	118	(133)	(922)	1,531	609
Other overseas	66	(33)	33	(146)	502	356
Total change in net interest income	207	(53)	154	1,299	(1,148)	151

202   Westpac Group

Notes to the financial statements

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
Key risks

▪   credit risk – the risk of financial loss where a customer or counterparty fails to meet their financial obligations;

▪   liquidity risk – the risk that we will be unable to fund our assets and meet obligations as they come due, without incurring unacceptable losses;

▪   market risk – the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. This includes interest rate risk in the banking book – the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities; and

▪   operational risk and compliance risk – operational risk is the risk that arises from inadequate or failed internal processes and systems, human error or misconduct, or from external events. It also includes, among other things, technology risk, model risk and outsourcing risk. Compliance risk is the risk of legal or regulatory sanction, and financial or reputation loss, arising from our failure to abide by the compliance obligations required of us.

Other related risks

▪   business risk – the risk associated with the vulnerability of a line of business to changes in the business environment;

▪   environmental, social and governance risks – the risk of damage to the Group’s reputation or financial performance due to failure to recognise or address material existing or emerging sustainability related environmental, social or governance issues;

▪   equity risk – the potential for financial loss arising from movements in the value of our direct and indirect equity investments;

▪   insurance risk – the risk of not being able to meet insurance claims (related to insurance subsidiaries);

▪   related entity (contagion) risk – the risk that problems arising in other Westpac Group members compromise the financial and operational position of the authorised deposit-taking institution in the Westpac Group; and

▪   reputation risk – the risk to earnings or capital arising from negative public opinion resulting from the loss of reputation or public trust and standing.

Annual Report 2011   203

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

27.2.3 Internal credit risk ratings system

27.2.4 Credit risk mitigation, collateral and other credit enhancements

27.2.5 Credit risk concentrations

27.2.6 Credit quality of financial assets

27.2.7 Financial assets that are neither past due nor impaired

27.2.8 Financial assets that are past due, but not impaired

27.2.9 Items 90 days past due, or otherwise in default, but well secured and not impaired

27.2.10 Impaired loans

27.3    Funding and liquidity risk management

27.3.1 Sources of liquidity

27.3.2 Liquidity reporting

27.3.3 Market developments

27.3.4 Contractual maturity of financial liabilities

27.3.5 Expected maturity

27.4    Market risk

27.4.1 Traded market risk

27.4.2 Non-traded market risk

27.1 Approach to risk management

The Board is responsible for reviewing and approving our overall risk management strategy, including determining our appetite for risk. The Board has delegated to the BRMC responsibility for providing recommendations to the Board on the Westpac Group’s risk-reward strategy, setting risk appetite, approving frameworks, policies and processes for managing risk, and determining whether to accept risks beyond management’s approval discretion.

The BRMC monitors the alignment of our risk profile with our risk appetite, which is defined in the Board Statement of Risk Appetite, and with our current and future capital requirements. The BRMC receives regular reports from management on the effectiveness of our management of Westpac’s material business risks. More detail about the role of the BRMC is set out in the Westpac risk management governance structure table below.

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

204   Westpac Group

Notes to the financial statements

Note 27. Financial risk (continued)

Westpac follows a ‘3 Lines of Defence’ philosophy of risk management, for which the key elements are:

The 1st Line of Defence – risk identification, risk management and self-assurance

Divisional business units are responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite and policies. They are required to establish and maintain appropriate risk management controls, resources and self-assurance processes.

The 2nd Line of Defence – establishment of risk management frameworks and policies and risk management oversight

Our 2nd Line of Defence has three layers:

▪          our executive risk committees lead the optimisation of risk-reward by overseeing the development of risk appetite statements, risk management frameworks, policies and risk concentration controls and monitoring Westpac’s risk profile for alignment with approved appetites and strategies;

▪          our Group Risk function is independent from the business divisions, reports to the CRO, and establishes and maintains the Group-wide risk management frameworks, policies and concentration limits that are approved by the BRMC. It also provides reporting on Westpac’s risk profile to executive risk committees and the BRMC; and

▪          divisional risk areas are responsible for developing division-specific risk appetite statements, policies, controls, procedures, monitoring and reporting capability, which align to the Board’s Statement of Risk Appetite and the risk management frameworks approved by the BRMC. These risk areas are independent of the Divisions’ 1st Line business areas, with each divisional CRO having a direct reporting line to the CRO, as well as to their Division’s Group Executive.

The 3rd Line of Defence – independent assurance

Our Group Assurance function independently evaluates the adequacy and effectiveness of the Group’s overall risk management framework and controls.

This approach allows risks within our risk appetite to be balanced against appropriate rewards.

Westpac’s risk management governance structure is set out in more detail in the following table:

Board
▪ reviews and approves our overall risk management strategy.
Board Risk Management Committee (BRMC)

▪   provides recommendations to the Board on the Westpac Group’s risk-reward strategy;

▪   sets risk appetite;

▪   approves frameworks and key policies for managing risk;

▪   monitors our risk profile, performance, capital levels, exposures against limits and management and control of our risks;

▪   monitors changes anticipated in the economic and business environment and other factors relevant to our risk profile;

▪   oversees the development and ongoing review of key policies that support our frameworks for managing risk; and

▪   determines whether to accept risks beyond the approval discretion provided to management.

Other Board Committees with a risk focus
Board Audit Committee	Board Sustainability Committee
▪ oversees the integrity of financial statements and financial reporting systems.	▪ oversees environmental, social, governance and ethical performance and issues.
Board Technology Committee	Board Remuneration Committee
▪ oversees information technology strategy and implementation.	▪ reviews any matters raised by the BRMC with respect to risk-adjusted remuneration.
Executive Team

▪   executes the Board-approved strategy;

▪   assists with the development of the Board Statement of Risk Appetite;

▪   delivers the Group’s various strategic and performance goals within the approved risk appetite; and

▪   monitors key risks within each business unit, capital adequacy and the Group’s reputation.

Annual Report 2011   205

Executive risk committees
Westpac Group Credit Risk Committee (CREDCO)	Westpac Group Market Risk Committee (MARCO)

▪   leads the optimisation of credit risk-reward across the Group;

▪   oversees the credit risk management framework and key policies;

▪   oversees our credit risk profile; and

▪   identifies emerging credit risks and appropriate actions to address these.

▪   leads the optimisation of market risk-reward across the Group;

▪   oversees the market risk management framework and key policies;

▪   oversees our market risk profile; and

▪   identifies emerging market risks and appropriate actions to address these.

Westpac Group Asset & Liability Committee (ALCO)

▪   leads the optimisation of funding and liquidity risk-reward across the Group;

▪   oversees the liquidity risk management framework and key policies;

▪   oversees the funding and liquidity risk profile and balance sheet risk profile; and

▪   identifies emerging funding and liquidity risks and appropriate actions to address these.

Westpac Group Operational Risk & Compliance Committee (OPCO)

▪   leads the optimisation of operational risk-reward across the Group;

▪   oversees the operational risk management framework, the compliance management framework and key supporting policies;

▪   oversees our operational risk and compliance profiles;

▪   oversees the reputation risk and environmental, social and governance (ESG) risk management frameworks and key supporting policies; and

▪   identifies emerging operational and compliance risks and appropriate actions to address these.

Westpac Group Remuneration Oversight Committee (ROC)

▪   leads the optimisation of risk-adjusted remuneration across the Group;

▪   oversees the Group Remuneration Policy and provides assurance to the CEO and Board Remuneration Committee that remuneration arrangements across the Group encourage behaviour that supports Westpac’s long-term financial soundness and the risk management framework;

▪   oversees the remuneration arrangements (other than for Group Executives) for Responsible Persons (as defined in the Group’s Fit and Proper Policy), risk and financial control personnel, and all other employees for whom a significant portion of total remuneration is based on performance and whose activities, either individually or collectively, may affect the financial soundness of Westpac; and

▪   oversees the criteria and rationale for determining the total quantum of the Group variable reward pool.

Group and divisional risk management
Group Risk	Compliance Function

▪   develops the Group-level risk management frameworks for approval by the BRMC;

▪   directs the review and development of key policies supporting the risk management frameworks;

▪   establishes risk concentration limits and monitors risk concentrations; and

▪   monitors emerging risk issues.

▪   develops the Group-level compliance framework for approval by the BRMC;

▪   directs the review and development of compliance policies, compliance plans, controls and procedures;

▪   monitors compliance and regulatory obligations and emerging regulatory developments; and

▪   reporting on compliance standards.

Divisional risk management

▪   develops division-specific policies, risk appetite statements, controls, procedures, and monitoring and reporting capability that align to the frameworks approved by the BRMC.

Independent internal review
Group Assurance ▪ reviews the adequacy and effectiveness of management controls for risk.

206   Westpac Group

Notes to the financial statements

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

27.2.1 Credit risk management policy

Westpac maintains a credit risk management framework and a number of key supporting policies, which are intended to clearly define roles and responsibilities, acceptable practices, limits and key controls:

▪          the Credit Risk Management framework describes the principles, methodologies, systems, roles and responsibilities, reports and key controls that exist for managing credit risk in Westpac;

▪          the Credit Risk Rating System policy describes the credit risk rating system philosophy, design, key features and uses of rating outcomes; and

▪          Westpac has established policies governing the management of three key types of concentration risk:

–         individual customers or groups of related customers;

–         specific industries (e.g. property); and

–         individual countries.

Westpac has an established policy governing the delegation of credit approval authorities and a set of formal limits for the extension of credit. These limits represent the delegation of credit approval authority to responsible individuals throughout the organisation.

Credit manuals exist in each business unit to govern the extension of credit. These manuals include general policies covering the origination, evaluation, approval, documentation, settlement and ongoing management of credit risks including management of problem loans. These manuals are regularly updated by the business units, with significant changes approved by Group Risk.

Sector policies exist to guide the extension of credit where industry-specific guidelines are considered necessary (e.g. acceptable financial ratios or types of collateral). These policies are maintained by the business unit risk management teams.

Westpac has an established related entity risk management framework and supporting policies, which include governance of credit exposures to related entities, so as to minimise contagion risk for the extended licensed entity and to ensure compliance with the prudential requirements prescribed by APRA.

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

Annual Report 2011   207

Note 27. Financial risk (continued)

27.2.3 Internal credit risk ratings system

The principal objective of the credit risk rating system is to produce a reliable assessment of the credit risk to which the Group is exposed.

Westpac’s internal credit risk rating system for transaction-managed customers assigns a Customer Risk Grade (CRG) to each customer, corresponding to their expected probability of default (PD). Each facility is assigned a loss given default (LGD). The Westpac risk rating system has 20 risk grades for non-defaulted customers and 10 risk grades for defaulted customers. Non-defaulted CRGs are mapped to Moody’s and Standard & Poor’s (S&P) external senior ranking unsecured ratings. Customers that are not transaction-managed (referred to as the program-managed portfolio) are segmented into pools of similar risk. Segments are created by analysing characteristics that have historically proven predictive in determining if an account is likely to go into default. Customers are then grouped according to these predictive characteristics and each segment assigned a PD and LGD.

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

208	Westpac Group

Notes to the financial statements

Note 27. Financial risk (continued)

27.2.4 Credit risk mitigation, collateral and other credit enhancements

Westpac uses a variety of techniques to reduce the credit risk arising from its lending activities. Enforceable legal documentation establishes Westpac’s direct, irrevocable and unconditional recourse to any collateral, security or other credit enhancements provided.

The table below describes the nature of collateral held for financial asset classes:

Cash and other balances held with central banks, including regulatory deposits	These exposures are generally considered to be low risk due to the nature of the counterparties. Collateral is generally not sought on these balances.
Receivables due from other financial institutions	These exposures are mainly to relatively low risk banks (Rated A+, AA– or better). Collateral is generally not sought on these balances.
Derivative financial instruments

Master netting agreements are typically used to enable the effects of derivative assets and liabilities with the same counterparty to be offset when measuring these exposures. Additionally, collateralisation agreements are also typically entered into with major derivatives counterparties to avoid the potential build up of excessive mark-to-market positions.

Trading securities	These exposures are carried at fair value which reflects the credit risk. No collateral is sought directly from the issuer or counterparty; however this may be implicit in the terms of the instrument.
Other financial assets designated at fair value	These exposures are carried at fair value which reflects the credit risk. The terms of debt securities may include collateralisation.
Available-for-sale securities	Collateral is not sought directly with respect to these exposures; however collateralisation may be implicit in the structure of the asset.
Loans – housing and personal[1]	Loans – housing and personal may be secured, partially secured or unsecured depending on the product. Security is typically taken by a fixed and/or floating charge over property or other assets.
Loans – business[1]

Loans – business may be secured, partially secured or unsecured. Security is typically taken by way of a fixed and/or floating charge over property, business assets, or other assets. Other forms of credit protection may also be sought or taken out if warranted.

Life insurance assets

These assets are carried at fair value, which reflects the credit risk. Collateral is typically not held other than for investments in Australian mortgages where recourse to a charge over the underlying properties is held.

Due from subsidiaries	These exposures are generally considered to be low risk due to the nature of the counterparties. Collateral is generally not sought on these balances.

1      This includes collateral held in relation to associated credit commitments.

Risk reduction

Westpac recognises the following as eligible collateral for credit risk mitigation by way of risk reduction:

▪          cash, primarily in Australian dollars (AUD), New Zealand dollars (NZD), US dollars (USD), Canadian dollars (CAD), British pounds (GBP) or European Union euro (EUR);

▪          bonds as issued by Australian Commonwealth, State and Territory governments or their Public Sector Enterprises, provided these attract a zero risk-weighting under Australian Prudential Standard (APS) 112;

▪          securities issued by other specified AA– / Aa3-rated sovereign governments; and

▪          credit-linked notes (provided the proceeds are invested in cash or other eligible collateral described above).

Risk transfer

For mitigation by way of risk transfer, Westpac only recognises unconditional irrevocable guarantees or standby letters of credit issued by, or eligible credit derivative protection bought from, the following entities, provided they are not related to the underlying obligor:

▪          sovereign entities;

▪          public sector entities in Australia and New Zealand;

▪          ADIs and overseas banks; and

▪          other entities with a minimum risk grade equivalent of A3 / A–.

Annual Report 2011	209

Note 27. Financial risk (continued)

Management of risk mitigation

Westpac facilitates the management of these risks through controls covering:

▪          collateral valuation and management;

▪          credit portfolio management; and

▪          netting.

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

Credit Portfolio Management

Credit Portfolio Management (CPM) is a division that manages the overall risk in Westpac’s corporate, sovereign and bank credit portfolios. CPM includes a dedicated portfolio trading desk with the specific mandate of actively monitoring the underlying exposure and any offsetting hedge positions. Specific reporting is maintained and monitored on the matching of hedges with underlying facilities, with any adjustments to hedges (including unwinds or extensions) managed dynamically. CPM  ensures that credit protection is acquired from entities meeting our acceptability criteria as described under the Risk reduction and Risk transfer sections above.

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

Close-out netting is undertaken for off balance sheet financial market transactions with counterparties with whom Westpac has entered into master netting agreements which allow such netting in specified jurisdictions. Close-out netting effectively aggregates pre-settlement risk exposure at time of default, thus reducing overall exposure.

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

Specific industries

Exposures to businesses, government and other financial institutions are classified into a number of industry clusters based on groupings of related Australian and New Zealand Standard Industrial Classification (ANZSIC) codes and are monitored against industry risk appetite limits. The level of industry risk is measured on a dynamic basis.

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

210	Westpac Group

Notes to the financial statements

Note 27. Financial risk (continued)

The table below sets out the maximum exposure to credit risk (excluding any collateral received) and the credit risk concentrations to which the Group and the Parent Entity are exposed. The total will not reconcile to the Group or Parent Entity’s total assets on the balance sheet as cash, non-financial assets and other financial assets have been excluded from the table below. Investments in subsidiaries and amounts due from subsidiaries have also been excluded from the Parent Entity’s disclosure.

				Consolidated 2011
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - housing and personal	Loans - business	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	-	-	-	147	6,974	33	17	7,171	861
Agriculture, forestry and fishing	1	-	-	108	7,682	45	-	7,836	1,718
Construction	4	-	-	376	5,708	75	-	6,163	3,446
Finance and insurance	23,735	2,182	574	1,397	14,528	39,812	6,001	88,229	16,666
Government, administration and defence	13,622	23	14,552	-	781	974	-	29,952	1,448
Manufacturing	136	17	56	204	11,135	475	133	12,156	7,825
Mining	24	45	-	32	1,456	152	571	2,280	2,464
Property, property services and business services	13	103	81	2,941	42,618	770	695	47,221	11,599
Services[1]	55	20	9	644	8,292	79	94	9,193	4,956
Trade[2]	160	-	-	496	15,598	378	108	16,740	6,647
Transport and storage	159	26	168	78	6,599	474	69	7,573	3,062
Utilities[3]	84	56	213	28	2,553	788	82	3,804	2,783
Retail lending	-	229	-	316,747	30	228	-	317,234	67,694
Other	-	-	-	11	1,319	80	-	1,410	1,385
Total Australia	37,993	2,701	15,653	323,209	125,273	44,363	7,770	556,962	132,554
New Zealand
Accommodation, cafes and restaurants	-	-	-	274	147	1	1	423	66
Agriculture, forestry and fishing	1	-	-	501	4,450	86	2	5,040	576
Construction	-	-	-	753	294	4	1	1,052	570
Finance and insurance	1,918	-	206	462	1,010	3,665	110	7,371	1,396
Government, administration and defence	2,714	-	1,022	4	446	191	24	4,401	768
Manufacturing	11	-	-	396	1,292	139	3	1,841	1,086
Mining	-	-	-	20	211	3	-	234	274
Property, property services and business services	40	-	-	4,252	4,959	148	-	9,399	1,347
Services[1]	36	-	-	1,236	866	12	2	2,152	1,000
Trade[2]	-	-	-	1,019	1,832	30	-	2,881	1,152
Transport and storage	1	-	-	191	874	71	-	1,137	407
Utilities[3]	29	-	-	67	753	206	3	1,058	1,193
Retail lending	-	-	-	19,680	-	-	-	19,680	5,140
Other	-	-	-	-	120	152	-	272	9
Total New Zealand	4,750	-	1,228	28,855	17,254	4,708	146	56,941	14,984

1      Services includes education, health and community services, cultural and recreational services and personal and other services.

2      Trade includes wholesale trade and retail trade.

3      Utilities includes electricity, gas and water and communication services.

Annual Report 2011	211

Note 27. Financial risk (continued)

				Consolidated 2011
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - housing and personal	Loans - business	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other overseas
Accommodation, cafes and restaurants	-	-	-	4	155	-	-	159	27
Agriculture, forestry and fishing	-	-	-	1	23	-	-	24	11
Construction	-	-	-	5	128	-	-	133	86
Finance and insurance	5,226	259	492	-	525	73	-	6,575	1,508
Government, administration and defence	2	-	695	-	14	-	-	711	48
Manufacturing	-	-	-	4	1,233	-	-	1,237	2,079
Mining	-	-	-	1	136	-	-	137	1,019
Property, property services and business services	-	-	-	69	379	-	-	448	180
Services[1]	-	-	-	4	43	-	-	47	10
Trade[2]	-	-	-	10	1,186	-	-	1,196	1,398
Transport and storage	-	-	-	4	859	1	-	864	114
Utilities[3]	-	-	7	-	190	-	-	197	55
Retail lending	-	-	-	969	65	-	-	1,034	167
Other	-	-	-	14	42	-	-	56	4
Total other overseas	5,228	259	1,194	1,085	4,978	74	-	12,818	6,706

Other risk concentrations
Amounts due from financial institutions								8,551
Regulatory deposits								1,739
Total gross credit risk	47,971	2,960	18,075	353,149	147,505	49,145	7,916	637,011	154,244

1      Services includes education, health and community services, cultural and recreational services and personal and other services.

2      Trade includes wholesale trade and retail trade.

3      Utilities includes electricity, gas and water and communication services.

212	Westpac Group

Notes to the financial statements

Note 27. Financial risk (continued)

				Consolidated 2010
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - housing and personal	Loans - business	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	-	-	-	141	7,054	31	-	7,226	896
Agriculture, forestry and fishing	-	-	-	99	7,698	27	-	7,824	1,523
Construction	1	-	-	317	5,651	100	-	6,069	3,238
Finance and insurance	21,683	2,849	357	1,275	12,368	28,799	9,963	77,294	13,850
Government, administration and defence	9,537	28	10,248	-	806	266	-	20,885	1,251
Manufacturing	31	18	-	191	10,767	511	122	11,640	6,891
Mining	9	11	-	31	1,306	38	790	2,185	1,650
Property, property services and business services	56	54	89	2,600	45,798	566	871	50,034	12,111
Services[1]	80	-	4	525	8,883	41	134	9,667	3,739
Trade[2]	55	-	-	449	15,791	231	153	16,679	6,000
Transport and storage	133	26	316	62	7,289	279	75	8,180	2,499
Utilities[3]	71	26	177	20	2,401	593	76	3,364	2,601
Retail lending	-	318	-	301,150	-	148	-	301,616	70,482
Other	-	-	1	11	1,271	69	24	1,376	529
Total Australia	31,656	3,330	11,192	306,871	127,083	31,699	12,208	524,039	127,260
New Zealand
Accommodation, cafes and restaurants	-	-	-	264	144	1	1	410	53
Agriculture, forestry and fishing	2	-	-	497	4,177	98	4	4,778	433
Construction	-	-	-	694	386	6	1	1,087	276
Finance and insurance	2,397	-	70	418	982	3,359	49	7,275	1,027
Government, administration and defence	1,764	-	-	3	458	78	41	2,344	499
Manufacturing	-	-	-	369	1,287	72	1	1,729	1,169
Mining	-	-	-	15	302	3	-	320	137
Property, property services and business services	-	-	-	4,098	4,644	222	-	8,964	1,285
Services[1]	17	-	-	1,277	702	35	2	2,033	602
Trade[2]	-	-	-	946	1,747	32	-	2,725	1,254
Transport and storage	1	-	-	166	841	45	-	1,053	440
Utilities[3]	102	-	-	68	685	157	2	1,014	1,187
Retail lending	-	-	-	18,484	-	-	1	18,485	2,216
Other	-	-	-	32	99	202	-	333	2,855
Total New Zealand	4,283	-	70	27,331	16,454	4,310	102	52,550	13,433

1      Services includes education, health and community services, cultural and recreational services and personal and other services.

2      Trade includes wholesale trade and retail trade.

3      Utilities includes electricity, gas and water and communication services.

Annual Report 2011	213

Note 27. Financial risk (continued)

	Consolidated 2010
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - housing and personal	Loans - business	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other overseas
Accommodation, cafes and restaurants	-	-	-	3	159	-	-	162	66
Agriculture, forestry and fishing	-	-	-	-	25	-	-	25	15
Construction	-	-	-	8	92	-	-	100	230
Finance and insurance	4,072	134	456	1	485	76	-	5,224	3,426
Government, administration and defence	-	-	406	-	13	-	-	419	227
Manufacturing	-	-	-	2	485	15	-	502	5,110
Mining	-	-	-	1	45	-	-	46	598
Property, property services and business services	-	-	-	51	363	-	-	414	304
Services[1]	-	-	-	4	43	-	-	47	38
Trade[2]	-	-	-	9	587	-	-	596	1,705
Transport and storage	-	-	-	3	790	2	-	795	186
Utilities[3]	-	-	-	-	351	-	-	351	381
Retail lending	-	-	-	947	143	-	-	1,090	279
Other	-	-	-	7	10	-	-	17	-
Total other overseas	4,072	134	862	1,036	3,591	93	-	9,788	12,565

Other risk concentrations
Amounts due from financial institutions								12,588
Regulatory deposits								1,322
Total gross credit risk	40,011	3,464	12,124	335,238	147,128	36,102	12,310	600,287	153,258

1            Services includes education, health and community services, cultural and recreational services and personal and other services.

2            Trade includes wholesale trade and retail trade.

3            Utilities includes electricity, gas and water and communication services.

214	Westpac Group

Notes to the financial statements

Note 27. Financial risk (continued)

	Parent Entity 2011
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - housing and personal	Loans - business	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	-	-	-	145	6,613	33	-	6,791	843
Agriculture, forestry and fishing	1	-	-	107	7,278	45	-	7,431	1,713
Construction	4	-	-	373	5,423	75	-	5,875	3,439
Finance and insurance	23,637	1,523	549	1,379	14,264	39,569	-	80,921	16,652
Government, administration and defence	13,622	-	14,551	-	753	974	-	29,900	1,448
Manufacturing	136	17	-	202	10,798	475	-	11,628	7,815
Mining	24	-	-	32	1,416	152	-	1,624	2,464
Property, property services and business services	13	85	58	2,913	40,730	770	-	44,569	11,464
Services[1]	55	20	9	637	8,086	79	-	8,886	4,906
Trade[2]	159	-	-	492	14,741	378	-	15,770	6,585
Transport and storage	135	26	13	77	6,367	474	-	7,092	3,062
Utilities[3]	84	55	100	28	2,535	788	-	3,590	2,783
Retail Lending	-	229	-	313,923	30	228	-	314,410	67,687
Other	-	-	-	3	1,258	80	-	1,341	1,317
Total Australia	37,870	1,955	15,280	320,311	120,292	44,120	-	539,828	132,178
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	2	1	-	3	3
Agriculture, forestry and fishing	1	-	-	-	354	86	-	441	150
Construction	-	-	-	-	74	4	-	78	314
Finance and insurance	173	-	-	-	734	3,645	-	4,552	1,195
Government, administration and defence	1,901	-	-	-	48	191	-	2,140	462
Manufacturing	11	-	-	-	584	139	-	734	778
Mining	-	-	-	-	177	3	-	180	262
Property, property services and business services	40	-	-	-	1,062	148	-	1,250	229
Services[1]	36	-	-	-	287	12	-	335	506
Trade[2]	-	-	-	-	913	30	-	943	591
Transport and storage	1	-	-	-	457	71	-	529	294
Utilities[3]	29	-	-	-	654	206	-	889	1,125
Retail lending	-	-	-	-	-	-	-	-	7
Other	-	-	-	-	52	152	-	204	-
Total New Zealand	2,192	-	-	-	5,398	4,688	-	12,278	5,916

1            Services includes education, health and community services, cultural and recreational services and personal and other services.

2            Trade includes wholesale trade and retail trade.

3            Utilities includes electricity, gas and water and communication services.

Annual Report 2011	215

Note 27. Financial risk (continued)

	Parent Entity 2011
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - housing and personal	Loans - business	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other overseas
Accommodation, cafes and restaurants	-	-	-	4	132	-	-	136	27
Agriculture, forestry and fishing	-	-	-	1	13	-	-	14	1
Construction	-	-	-	2	110	-	-	112	83
Finance and insurance	5,226	138	143	-	488	71	-	6,066	1,506
Government, administration and defence	2	-	3	-	13	-	-	18	47
Manufacturing	-	-	-	3	1,169	-	-	1,172	1,920
Mining	-	-	-	-	104	-	-	104	968
Property, property services and business services	-	-	-	21	217	-	-	238	158
Services[1]	-	-	-	1	24	-	-	25	9
Trade[2]	-	-	-	4	1,067	-	-	1,071	1,358
Transport and storage	-	-	-	2	768	-	-	770	103
Utilities[3]	-	-	-	-	155	-	-	155	35
Retail lending	-	-	-	440	33	-	-	473	37
Other	-	-	-	11	39	-	-	50	-
Total other overseas	5,228	138	146	489	4,332	71	-	10,404	6,252

Other risk concentrations
Amounts due from financial institutions								5,237
Regulatory deposits								1,649
Total gross credit risk	45,290	2,093	15,426	320,800	130,022	48,879	-	569,396	144,346

1            Services includes education, health and community services, cultural and recreational services and personal and other services.

2            Trade includes wholesale trade and retail trade.

3            Utilities includes electricity, gas and water and communication services.

216	Westpac Group

Notes to the financial statements

Note 27. Financial risk (continued)

	Parent Entity 2010
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - housing and personal	Loans - business	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	-	-	-	141	6,941	31	-	7,113	896
Agriculture, forestry and fishing	-	-	-	99	7,519	27	-	7,645	1,523
Construction	1	-	-	317	4,869	100	-	5,287	3,238
Finance and insurance	21,510	897	328	1,275	12,644	28,627	-	65,281	13,850
Government, administration and defence	9,537	-	10,247	-	750	266	-	20,800	1,251
Manufacturing	31	18	-	191	10,341	511	-	11,092	6,891
Mining	9	-	-	31	1,158	37	-	1,235	1,650
Property, property services and business services	34	51	56	2,598	44,803	566	-	48,108	12,111
Services[1]	80	-	4	524	7,906	41	-	8,555	3,739
Trade[2]	55	-	-	448	15,026	231	-	15,760	6,000
Transport and storage	110	26	12	62	6,789	279	-	7,278	2,499
Utilities[3]	71	10	177	20	2,302	593	-	3,173	2,601
Retail Lending	-	318	-	298,531	-	148	-	298,997	70,482
Other	-	-	1	11	1,257	69	-	1,338	529
Total Australia	31,438	1,320	10,825	304,248	122,305	31,526	-	501,662	127,260
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	2	1	-	3	19
Agriculture, forestry and fishing	2	-	-	-	333	98	-	433	156
Construction	-	-	-	-	47	6	-	53	100
Finance and insurance	1,480	-	-	-	736	3,345	-	5,561	370
Government, administration and defence	713	-	-	-	60	78	-	851	180
Manufacturing	-	-	-	-	590	72	-	662	422
Mining	-	-	-	-	259	3	-	262	50
Property, property services and business services	-	-	-	-	965	222	-	1,187	463
Services[1]	17	-	-	-	216	35	-	268	217
Trade[2]	-	-	-	-	903	32	-	935	452
Transport and storage	1	-	-	-	418	45	-	464	159
Utilities[3]	102	-	-	-	584	157	-	843	428
Retail lending	-	-	-	-	-	-	-	-	799
Other	-	-	-	-	59	202	-	261	1,030
Total New Zealand	2,315	-	-	-	5,172	4,296	-	11,783	4,845

1            Services includes education, health and community services, cultural and recreational services and personal and other services.

2            Trade includes wholesale trade and retail trade.

3            Utilities includes electricity, gas and water and communication services.

Annual Report 2011	217

Note 27. Financial risk (continued)

	Parent Entity 2010
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - housing and personal	Loans - business	Derivatives	Life Insurance Assets	Total (on balance sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other overseas
Accommodation, cafes and restaurants	-	-	-	3	140	-	-	143	65
Agriculture, forestry and fishing	-	-	-	-	17	-	-	17	14
Construction	-	-	-	5	72	-	-	77	225
Finance and insurance	4,068	4	79	-	461	74	-	4,686	3,355
Government, administration and defence	-	-	28	-	11	-	-	39	222
Manufacturing	-	-	-	2	414	12	-	428	5,007
Mining	-	-	-	-	34	-	-	34	585
Property, property services and business services	-	-	-	18	196	-	-	214	298
Services[1]	-	-	-	1	32	-	-	33	37
Trade[2]	-	-	-	5	471	-	-	476	1,669
Transport and storage	-	-	-	2	642	-	-	644	182
Utilities[3]	-	-	-	-	316	-	-	316	373
Retail lending	-	-	-	479	123	-	-	602	273
Other	-	-	-	5	5	-	-	10	-
Total other overseas	4,068	4	107	520	2,934	86	-	7,719	12,305
Other risk concentrations
Amounts due from financial institutions								10,047
Regulatory deposits								1,288
Total gross credit risk	37,821	1,324	10,932	304,768	130,411	35,908	-	532,499	144,410

1            Services includes education, health and community services, cultural and recreational services and personal and other services.

2            Trade includes wholesale trade and retail trade.

3            Utilities includes electricity, gas and water and communication services.

218	Westpac Group

Notes to the financial statements

Note 27. Financial risk (continued)

27.2.6 Credit quality of financial assets

The tables below segregate the financial assets of the Group and Parent Entity between financial assets that are neither past due nor impaired, past due but not impaired and impaired.

An asset is considered to be past due when any payment under the contractual terms has been missed. The amount included as past due is the entire contractual balance, rather than the overdue portion. The breakdown in the tables below does not always align with the underlying basis by which credit risk is managed within Westpac. Westpac considers Loans – business to be delinquent after considering all relevant circumstances surrounding the customer. Loans – housing and personal that are more than five days past due are considered to be delinquent.

Financial assets of the Group at 30 September 2011 and 2010 can be disaggregated as follows:

	Consolidated 2011
	Neither Past	Past Due				Total
	Due Nor	But Not			Impairment	Carrying
	Impaired	Impaired	Impaired	Total	Provision	Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	16,258	-	-	16,258	-	16,258
Receivables due from other financial institutions	8,551	-	-	8,551	-	8,551
Derivative financial instruments	49,145	-	-	49,145	-	49,145
Trading securities	47,971	-	-	47,971	-	47,971
Other financial assets designated at fair value	2,960	-	-	2,960	-	2,960
Available-for-sale securities	18,042	-	33	18,075	-	18,075
Loans:
Loans – housing and personal	338,490	14,042	617	353,149	(1,180)	351,969
Loans – business	139,636	3,870	3,999	147,505	(2,865)	144,640
Life insurance assets	7,909	7	-	7,916	-	7,916
Regulatory deposits with central banks overseas	1,739	-	-	1,739	-	1,739
Other financial assets	4,130	51	13	4,194	(12)	4,182
Total	634,831	17,970	4,662	657,463	(4,057)	653,406

	Consolidated 2010
	Neither Past	Past Due				Total
	Due Nor	But Not			Impairment	Carrying
	Impaired	Impaired	Impaired	Total	Provision	Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	4,464	-	-	4,464	-	4,464
Receivables due from other financial institutions	12,588	-	-	12,588	-	12,588
Derivative financial instruments	36,099	-	3	36,102	-	36,102
Trading securities	40,011	-	-	40,011	-	40,011
Other financial assets designated at fair value	3,464	-	-	3,464	-	3,464
Available-for-sale securities	12,065	-	59	12,124	-	12,124
Loans:
Loans – housing and personal	320,888	13,547	803	335,238	(1,267)	333,971
Loans – business	139,519	3,827	3,782	147,128	(3,444)	143,684
Life insurance assets	12,305	5	-	12,310	-	12,310
Regulatory deposits with central banks overseas	1,322	-	-	1,322	-	1,322
Other financial assets	2,627	44	12	2,683	(12)	2,671
Total	585,352	17,423	4,659	607,434	(4,723)	602,711

Annual Report 2011	219

Note 27. Financial risk (continued)

Financial assets of the Parent Entity at 30 September 2011 and 2010 can be disaggregated as follows:

	Parent Entity 2011
	Neither Past	Past Due				Total
	Due Nor	But Not			Impairment	Carrying
	Impaired	Impaired	Impaired	Total	Provision	Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	14,750	-	-	14,750	-	14,750
Receivables due from other financial institutions	5,237	-	-	5,237	-	5,237
Derivative financial instruments	48,879	-	-	48,879	-	48,879
Trading securities	45,290	-	-	45,290	-	45,290
Other financial assets designated at fair value	2,093	-	-	2,093	-	2,093
Available-for-sale securities	15,394	-	32	15,426	-	15,426
Loans:
Loans – housing and personal	307,667	12,699	434	320,800	(958)	319,842
Loans – business	123,385	3,253	3,384	130,022	(2,485)	127,537
Life insurance assets	-	-	-	-	-	-
Regulatory deposits with central banks overseas	1,649	-	-	1,649	-	1,649
Due from subsidiaries	56,938	-	-	56,938	-	56,938
Other financial assets	3,640	46	11	3,697	(10)	3,687
Total	624,922	15,998	3,861	644,781	(3,453)	641,328

	Parent Entity 2010
	Neither Past	Past Due				Total
	Due Nor	But Not			Impairment	Carrying
	Impaired	Impaired	Impaired	Total	Provision	Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	3,693	-	-	3,693	-	3,693
Receivables due from other financial institutions	10,047	-	-	10,047	-	10,047
Derivative financial instruments	35,905	-	3	35,908	-	35,908
Trading securities	37,821	-	-	37,821	-	37,821
Other financial assets designated at fair value	1,324	-	-	1,324	-	1,324
Available-for-sale securities	10,876	-	56	10,932	-	10,932
Loans:
Loans – housing and personal	291,979	12,254	535	304,768	(1,019)	303,749
Loans – business	123,974	3,051	3,386	130,411	(2,993)	127,418
Life insurance assets	-	-	-	-	-	-
Regulatory deposits with central banks overseas	1,288	-	-	1,288	-	1,288
Due from subsidiaries	58,295	-	-	58,295	-	58,295
Other financial assets	2,074	37	10	2,121	(10)	2,111
Total	577,276	15,342	3,990	596,608	(4,022)	592,586

220	Westpac Group

Notes to the financial statements

Note 27. Financial risk (continued)

27.2.7 Financial assets that are neither past due nor impaired

The credit quality of financial assets of the Group that are neither past due nor impaired have been assessed by reference to the credit risk rating system adopted internally:

	Consolidated
		2011				2010
	Strong	Good/ Satisfactory	Weak	Total	Strong	Good/ Satisfactory	Weak	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	16,258	-	-	16,258	4,464	-	-	4,464
Receivables due from other financial institutions	8,551	-	-	8,551	12,564	24	-	12,588
Derivative financial instruments	47,984	1,080	81	49,145	35,253	747	99	36,099
Trading securities[1]	47,908	62	1	47,971	39,958	31	22	40,011
Other financial assets designated at fair value[1]	2,615	343	2	2,960	3,077	387	-	3,464
Available-for-sale securities	17,320	699	23	18,042	11,658	379	28	12,065
Loans:
Loans – housing and personal[2]	n/a	338,490	n/a	338,490	n/a	320,888	n/a	320,888
Loans – business	52,793	78,068	8,775	139,636	50,384	77,635	11,500	139,519
Life insurance assets[1]	7,800	109	-	7,909	12,174	131	-	12,305
Regulatory deposits with central banks overseas	1,583	96	60	1,739	1,228	40	54	1,322
Other financial assets[3]	2,812	1,311	7	4,130	1,582	1,016	29	2,627
Total financial assets	205,624	420,258	8,949	634,831	172,342	401,278	11,732	585,352

1            Trading securities, other financial assets designated at fair value and life insurance assets of $7,192 million (2010 $11,552 million) that do not have assigned credit ratings have been included in the strong category. These assets primarily include assets held in regulated life insurance entities with specific investment policies regarding the quality of the assets invested in and listed equity securities and are therefore considered strong credit quality.

2            Loans – housing and personal do not qualify as strong credit quality based on Westpac’s CRG’s. This class of loans are also not deemed to be weak as non-performing loans would be categorised as past due or impaired.

3            Other financial assets includes accrued interest of $1,359 million (2010 $1,174 million) which is allocated to the relevant credit quality classifications in proportion to and to correspond with the loan balances to which it relates. Securities sold not yet delivered of $2,038 million (2010 $725 million) is also included in this balance which is allocated proportionately based on the trading securities balance classifications.

Annual Report 2011	221

Note 27. Financial risk (continued)

	Parent Entity
		2011				2010
	Strong	Good/ Satisfactory	Weak	Total	Strong	Good/ Satisfactory	Weak	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	14,750	-	-	14,750	3,693	-	-	3,693
Receivables due from other financial institutions	5,237	-	-	5,237	10,023	24	-	10,047
Derivative financial instruments	47,719	1,079	81	48,879	35,059	747	99	35,905
Trading securities[1]	45,227	62	1	45,290	37,768	31	22	37,821
Other financial assets designated at fair value[1]	1,852	239	2	2,093	984	340	-	1,324
Available-for-sale securities	15,391	3	-	15,394	10,817	10	49	10,876
Loans:
Loans – housing and personal[2]	n/a	307,667	n/a	307,667	n/a	291,979	n/a	291,979
Loans – business	50,484	65,434	7,467	123,385	48,210	65,736	10,028	123,974
Regulatory deposits with central banks overseas	1,583	6	60	1,649	1,228	6	54	1,288
Due from subsidiaries	56,938	-	-	56,938	58,295	-	-	58,295
Other financial assets[3]	2,429	1,205	6	3,640	1,179	871	24	2,074
Total financial assets	241,610	375,695	7,617	624,922	207,256	359,744	10,276	577,276

1            Trading securities and other financial assets designated at fair value of $169 million (2010 $120 million) that do not have assigned credit ratings have been included in the strong category.

2            Loans – housing and personal do not qualify as strong credit quality based on Westpac’s CRG’s. This class of loans are also not deemed to be weak as non-performing loans would be categorised as past due or impaired.

3            Other financial assets includes accrued interest of $1,250 million (2010 $1,013 million) which is allocated to the relevant credit quality classifications in proportion to and to correspond with the loan balances to which it relates. Securities sold not yet delivered of $2,038 million (2010 $725 million) is also included in this balance which is allocated proportionately based on the trading securities balance classifications.

27.2.8 Financial assets that are past due, but not impaired

An age analysis of financial assets that are past due, but not impaired is set out in the table below. For the purposes of this analysis an asset is considered to be past due when any payment under the contractual terms has been missed. The amount included is the entire contractual amount, rather than the overdue amount.

The Group expends considerable effort in monitoring overdue assets. Assets may be overdue for a number of reasons, including late payments or incomplete documentation. Late payment may be influenced by factors such as the holiday periods and the timing of weekends.

Financial assets that were past due, but not impaired can be disaggregated based on days overdue at 30 September as follows:

	Consolidated
	2011				2010
	1–5 days	6–89 days	90+ days	Total	1–5 days	6–89 days	90+ days	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans
Loans – housing and personal	4,155	8,341	1,546	14,042	4,195	8,124	1,228	13,547
Loans – business	861	2,053	956	3,870	946	1,912	969	3,827
Life insurance assets	-	7	-	7	-	5	-	5
Other financial assets	14	30	7	51	13	25	6	44
Total	5,030	10,431	2,509	17,970	5,154	10,066	2,203	17,423

222	Westpac Group

Notes to the financial statements

Note 27. Financial risk (continued)

	Parent Entity
	2011				2010
	1–5 days	6–89 days	90+ days	Total	1–5 days	6–89 days	90+ days	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans
Loans – housing and personal	3,673	7,561	1,465	12,699	3,826	7,277	1,151	12,254
Loans – business	701	1,730	822	3,253	809	1,501	741	3,051
Life insurance assets	-	-	-	-	-	-	-	-
Other financial assets	13	26	7	46	11	21	5	37
Total	4,387	9,317	2,294	15,998	4,646	8,799	1,897	15,342

The following analysis shows our assessment of the coverage provided by collateral held in support of financial assets that are past due but not impaired. The estimated realisable value of collateral held is based on a combination of:

▪          formal valuations currently held in respect of such collateral; and

▪          management’s assessment of the estimated realisable value of all collateral held given its experience with similar types of assets in similar situations and the circumstances peculiar to the subject collateral.

This analysis also takes into consideration any other relevant knowledge available to management at the time. It is our practice to obtain updated valuations when either management considers that it cannot satisfactorily estimate a realisable value or when it is determined to be necessary to move to a forced sale of the collateral.

In the table below, a financial asset that is past due but not impaired is deemed to be ‘fully secured’ where the ratio of the asset amount to our current estimated net present value of the realisable collateral is less than or equal to 100%. Such assets are deemed to be ‘partially secured’ when this ratio exceeds 100% but not more than 150%, and ‘unsecured’ when either no security is held (e.g. can include credit cards, personal loans, and exposure to highly rated corporate entities) or where the secured loan to estimated recoverable value exceeds 150%.

	Consolidated
	2011			2010
	Loans – housing and personal	Loans – business	Total	Loans – housing and personal	Loans – business	Total
	%	%	%	%	%	%
Fully secured	90.1	48.6	81.2	89.5	51.5	81.2
Partially secured	1.8	23.8	6.5	1.9	32.1	8.5
Unsecured	8.1	27.6	12.3	8.6	16.4	10.3
Total	100.0	100.0	100.0	100.0	100.0	100.0

	Parent Entity
	2011			2010
	Loans – housing and personal	Loans – business	Total	Loans – housing and personal	Loans – business	Total
	%	%	%	%	%	%
Fully secured	93.8	47.7	84.4	93.0	50.9	84.6
Partially secured	0.1	23.5	4.9	0.1	33.4	6.8
Unsecured	6.1	28.8	10.7	6.9	15.7	8.6
Total	100.0	100.0	100.0	100.0	100.0	100.0

Annual Report 2011	223

Note 27. Financial risk (continued)

27.2.9 Items 90 days past due, or otherwise in default, but well secured and not impaired

These include financial assets that are:

▪          currently 90 days or more past due but well secured;

▪          assets that were, but are no longer 90 days past due however are yet to satisfactorily demonstrate sustained improvement to allow reclassification; and

▪          other assets in default, but well secured and not impaired, such as where an order for bankruptcy or similar legal action has been instituted in respect of credit obligations (e.g. appointment of an Administrator or Receiver).

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	2,840	2,943	1,718	138	148	184	46	52	24	3,024	3,143	1,926

27.2.10 Impaired loans

Financial assets assessed as impaired

The gross amount of impaired loans, along with the provision for impairment, by class of asset at 30 September, is summarised in the tables below:

	Consolidated
	2011			2010
	Loans – housing and personal	Loans – business	Total	Loans – housing and personal	Loans – business	Total
	$m	$m	$m	$m	$m	$m
Individually impaired
Gross amount	335	3,865	4,200	392	3,447	3,839
Impairment provision	(146)	(1,315)	(1,461)	(200)	(1,422)	(1,622)
Carrying amount	189	2,550	2,739	192	2,025	2,217
Collectively impaired
Gross amount	282	134	416	411	335	746
Impairment provision	(161)	(41)	(202)	(185)	(57)	(242)
Carrying amount	121	93	214	226	278	504
Total gross amount	617	3,999	4,616	803	3,782	4,585
Total impairment provision	(307)	(1,356)	(1,663)	(385)	(1,479)	(1,864)
Total carrying amount	310	2,643	2,953	418	2,303	2,721

	Parent Entity
	2011			2010
	Loans – housing and personal	Loans – business	Total	Loans – housing and personal	Loans – business	Total
	$m	$m	$m	$m	$m	$m
Individually impaired
Gross amount	204	3,269	3,473	265	3,080	3,345
Impairment provision	(92)	(1,159)	(1,251)	(138)	(1,222)	(1,360)
Carrying amount	112	2,110	2,222	127	1,858	1,985
Collectively impaired
Gross amount	230	115	345	270	306	576
Impairment provision	(121)	(11)	(132)	(157)	(49)	(206)
Carrying amount	109	104	213	113	257	370
Total gross amount	434	3,384	3,818	535	3,386	3,921
Total impairment provision	(213)	(1,170)	(1,383)	(295)	(1,271)	(1,566)
Total carrying amount	221	2,214	2,435	240	2,115	2,355

224	Westpac Group

Notes to the financial statements

Note 27. Financial risk (continued)

The following analysis shows our assessment of the coverage provided by collateral held in support of impaired financial assets. The estimated realisable value of collateral held is based on a combination of:

▪          formal valuations currently held in respect of such collateral; and

▪          management’s assessment of the estimated realisable value of all collateral held given its experience with similar types of assets in similar situations and the circumstances peculiar to the subject collateral.

This analysis also takes into consideration any other relevant knowledge available to management at the time. It is our practice to obtain updated valuations when either management considers that it cannot satisfactorily estimate a realisable value or when it is determined to be necessary to move to a forced sale of the collateral.

In the table below, an individually impaired financial asset is deemed to be ‘fully secured’ where the ratio of the impaired asset amount to our current estimated net present value of realisable collateral is less than or equal to 100%. Such assets are deemed to be ‘partially secured’ when this ratio exceeds 100% but not more than 150%, and ‘unsecured’ when either no security is held (e.g. can include credit cards, personal loans and exposure to highly rated corporate entities) or where the secured loan to recoverable value exceeds 150%.

	Consolidated
	2011			2010
	Loans – housing and personal	Loans – business	Total	Loans – housing and personal	Loans – business	Total
	%	%	%	%	%	%
Fully secured	43.7	13.3	17.4	29.3	10.4	13.7
Partially secured	12.5	25.1	23.4	14.6	32.3	29.2
Unsecured	43.8	61.6	59.2	56.1	57.3	57.1
Total	100.0	100.0	100.0	100.0	100.0	100.0

	Parent Entity
	2011			2010
	Loans – housing and personal	Loans – business	Total	Loans – housing and personal	Loans – business	Total
	%	%	%	%	%	%
Fully secured	45.0	14.2	17.7	26.0	10.5	12.6
Partially secured	0.9	22.3	19.9	1.3	32.3	28.1
Unsecured	54.1	63.5	62.4	72.7	57.2	59.3
Total	100.0	100.0	100.0	100.0	100.0	100.0

Impaired loans comprise non-performing loans, overdrafts, personal loans, revolving credit facilities greater than 90 days past due and restructured loans.

Non-performing loans

Non-performing loans are loans with an impaired internal risk grade, excluding restructured assets. These were attributed to the following geographical segments:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	3,437	3,456	2,975	736	691	495	114	93	56	4,287	4,240	3,526
Impairment provision	(1,215)	(1,359)	(1,139)	(212)	(281)	(145)	(60)	(37)	(24)	(1,487)	(1,677)	(1,308)
Net	2,222	2,097	1,836	524	410	350	54	56	32	2,800	2,563	2,218

Annual Report 2011	225

Note 27. Financial risk (continued)

Overdrafts, personal loans and revolving credit facilities greater than 90 days past due

Overdrafts, personal loans and revolving credit facilities greater than 90 days past due for the Group were attributed to the following geographical segments:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	186	197	151	13	15	21	1	1	1	200	213	173
Impairment provision	(138)	(141)	(136)	(8)	(13)	(11)	(1)	(1)	(1)	(147)	(155)	(148)
Net	48	56	15	5	2	10	-	-	-	53	58	25

Restructured financial assets

Assets are deemed to be restructured financial assets when the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer.

Restructured financial assets for the Group were attributed to the following geographical segments:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2011	2010	2009	2011	2010	2009	2011	2010	2009	2011	2010	2009
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	21	25	67	1	-	-	107	107	4	129	132	71
Impairment provision	(11)	(12)	(25)	-	-	-	(18)	(20)	(1)	(29)	(32)	(26)
Net	10	13	42	1	-	-	89	87	3	100	100	45

Restructured financial assets of the parent entity as at 30 September 2011 were:

	2011	2010
	$m	$m
Gross amount	126	130
Impairment provision	(28)	(31)
Net	98	99

The following table summarises the interest received and forgone on impaired and restructured financial assets for the period ended 30 September 2011:

	Consolidated 2011
	Australia	Overseas	Total
	$m	$m	$m
Interest received	27	23	50
Interest forgone	292	16	308

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

226	Westpac Group

Notes to the financial statements

Note 27. Financial risk (continued)

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

27.3.1 Sources of liquidity

Sources of liquidity are regularly reviewed to maintain a wide diversification by currency, geography, product and term. Sources include, but are not limited to:

▪         deposits;

▪          debt issues;

▪          proceeds from sale of marketable securities;

▪          repurchase agreements with central banks;

▪          principal repayments on loans;

▪          interest income;

▪          fee income; and

▪          an interbank deposit agreement.

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

The composition and stability of the Group’s funding base remains strong. Over the last 12 months the stable funding ratio has decreased by three percentage points to 77%, reflecting a reduction in required new term wholesale funding and the regular transition of older long-term wholesale funding into the sub-12 month category. Customer deposits increased by $30 billion over the year and comprised 52% of the Group’s total funding at 30 September 2011. Long-term wholesale funding comprised 16% of the Group’s total funding, down from 19% in 2010, and short-term wholesale funding comprised 23%, up from 20% in 2010.

In 2011, the Group raised a total of $25 billion in long-term wholesale funding, down from $43 billion in 2010. The reduction reflects strong deposit growth which has effectively funded asset growth. The duration of the total long-term wholesale funding portfolio has again improved, with new issuance during 2011 having a weighted average maturity of over four years for the third successive year.

The Group has also undertaken buybacks of over $4 billion of Government guaranteed debt during the year, improving the overall cost of the wholesale funding portfolio.

Maintaining a diverse funding base and ensuring the Group has capacity and flexibility to access a wide range of funding markets, debt investors and products is an important part of managing liquidity risk.

Over the last 12 months, the Group’s funding profile in global wholesale markets has supported issuance in Australia, United States, Japan, Europe, Asia, Switzerland, United Kingdom and Canada. The Group is the only Australian bank to issue in SEC registered format in the United States and in 2011 a new debt programme was established which offers notes to US retail investors, reaching a new investor base for the Group. In addition, the Group accessed the domestic securitisation market twice during the year for approximately $3 billion of funding.

Borrowings and outstandings from existing debt programmes and issuing shelves at 30 September 2011 can be found in various notes to the financial statements including Note 17, Note 18, Note 22 and Note 23.

In Management’s opinion, liquidity is sufficient to meet our present requirements.

Annual Report 2011	227

Note 27. Financial risk (continued)

Credit ratings

As at 30 September 2011 the Parent Entity’s credit ratings were:

2011
	Short-term	Long-term	Outlook
Standard & Poor’s	A-1+	AA	Stable
Moody’s Investors Services	P-1	Aa2	Stable
Fitch Ratings	F1+	AA	Stable

On 18 May 2011, the long-term, senior unsecured debt rating of the four major Australian banks, including Westpac, was downgraded from Aa1 to Aa2 by Moody’s. The change in rating has had no noticeable effect on the bank’s borrowing costs or market access.

As of 30 September 2011, approximately 41% of the Group’s total net funding originated from wholesale funding markets, principally in Australia, the United States, Europe and Japan. Investors in these markets have historically relied significantly upon credit ratings issued by independent credit rating organisations in making their investment decisions. If Westpac’s credit ratings were to decline from current levels, the Group’s borrowing costs and capacity may be adversely affected. A downgrade in Westpac’s credit ratings from current levels is likely to require the Group to pay higher interest rates than we do currently on our wholesale borrowings. This would increase the Group’s funding costs and could reduce net interest margins. In addition, the Group’s borrowing capacity could be diminished, which may adversely affect the Group’s ability to fund the growth of our balance sheet or reduce our liquidity.

A credit rating is not a recommendation to buy, sell or hold Westpac securities. Such ratings are subject to revision or withdrawal at any time by the assigning rating agency. Investors are cautioned to evaluate each rating independently of any other rating.

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

Liquid assets that qualify as eligible collateral for repurchase agreements with an applicable central bank (including internal securitisation) have increased by $21 billion to $103 billion over the last 12 months, as we focussed on strengthening our liquidity position. This has provided flexibility to the Group to be selective in its timing of executing wholesale issuances.

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

228	Westpac Group

Notes to the financial statements

Note 27. Financial risk (continued)

Liquidity review

The table below outlines the review performed in managing our liquidity:

Frequency	Liquidity report

Daily	▪ Produced by Finance

▪ Reviewed by FMTR[1]

▪ Monitored within Group Treasury

Monthly	▪ Submitted to the BBRC[2]

▪ Submitted to ALCO

▪ Submitted to APRA

Quarterly	▪ Submitted to the BRMC

1            FMTR is Westpac’s Financial Markets and Treasury Risk Division.

2            BBRC is the Banking Book Risk Committee, a sub-committee of MARCO, responsible for oversight of liquidity and interest rate risk mismatches in the banking book.

27.3.3 Market developments

On 16 December 2010, the BCBS released the final text of Basel III. The framework introduces two new liquidity measures; the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR). The timetable for implementation will see the LCR introduced from 1 January 2015 and the NSFR from 1 January 2018. Both liquidity measures are subject to an observation period and review clause prior to implementation, and as such are subject to modification. APRA has not yet released draft prudential standards regarding the implementation of the Basel III liquidity framework in Australia.

Given the above, the final impact of new liquidity and funding regulations on the Group is still uncertain, though it is likely that there will be a requirement to increase long-term wholesale funding and increase holdings of high quality liquid assets. The Group continues to monitor developments in regulation and will update its funding and liquidity policies accordingly.

27.3.4 Contractual maturity of financial liabilities

The tables below present cash flows associated with financial liabilities including derivative liabilities, payable at the balance sheet date, by remaining contractual maturity. The amounts disclosed in the table are the contractual undiscounted cash flows, whereas the Group manages inherent liquidity risk based on expected cash flows.

Cash flows associated with liabilities include both principal payments as well as fixed or variable interest payments incorporated into the relevant coupon period. Principal payments reflect the earliest contractual maturity date. Derivative liabilities designed for hedging purposes are expected to be held for their remaining contractual lives, and reflect gross cash flows derived as the fixed rate and/or the expected variable rate applied to the notional principal over the remaining contractual term and where relevant includes the receipt and payment of the notional amount under the contract.

Foreign exchange obligations have been translated to Australian dollars using the closing spot rates at the end of the reporting period.

The balances in the tables below will not necessarily agree to amounts presented on the face of the balance sheet as amounts in the table incorporate cash flows on an undiscounted basis and include both principal and associated future interest payments.

Annual Report 2011 229

Note 27. Financial risk (continued)

Trading liabilities and certain other liabilities designated at fair value through profit or loss are not all managed for liquidity purposes on the basis of their contractual maturity. The liabilities that we manage based on their contractual maturity are presented on a contractual undiscounted basis in the table below.

	Consolidated 2011
	Up to 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	13,103	1,054	253	3	100	14,513
Deposits	213,577	75,804	75,450	10,704	975	376,510
Debt issues and acceptances	11,574	15,338	47,490	91,026	14,064	179,492
Other financial liabilities	1,661	1,029	4,628	-	-	7,318
Trading liabilities and other financial liabilities designated at fair value	8,894	26	16	461	408	9,805
Derivative financial instruments:
Held for trading	32,126	-	-	-	-	32,126
Held for hedging purposes (net settled)	104	156	660	1,552	353	2,825
Held for hedging purposes (gross settled):
Cash outflow	245	1,902	7,656	24,553	4,489	38,845
Cash inflow	(125)	(1,241)	(6,131)	(19,714)	(3,616)	(30,827)
Total liabilities excluding loan capital	281,159	94,068	130,022	108,585	16,773	630,607
Loan capital[1]	2,280	57	2,454	2,494	1,008	8,293
Total undiscounted financial liabilities	283,439	94,125	132,476	111,079	17,781	638,900
Total contingent liabilities and commitments
Commitments to extend credit	136,160	-	-	-	-	136,160
Other commitments	526	-	-	-	-	526
Total undiscounted contingent liabilities and commitments	136,686	-	-	-	-	136,686

1            Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month.

230 Westpac Group

Notes to the financial statements

Note 27. Financial risk (continued)

	Consolidated 2010
	Up to 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	7,242	1,465	100	-	133	8,940
Deposits	206,570	57,951	65,651	11,674	1,344	343,190
Debt issues and acceptances	4,273	10,373	40,488	94,892	15,133	165,159
Other financial liabilities	-	2,666	4,375	-	-	7,041
Trading liabilities and other financial liabilities designated at fair value	4,628	17	128	85	-	4,858
Derivative financial instruments:
Held for trading	34,396	-	-	-	-	34,396
Held for hedging purposes (net settled)	119	185	494	795	150	1,743
Held for hedging purposes (gross settled):
Cash outflow	379	1,830	10,104	42,286	8,629	63,228
Cash inflow	(210)	(1,079)	(7,267)	(32,606)	(6,901)	(48,063)
Total liabilities excluding loan capital	257,397	73,408	114,073	117,126	18,488	580,492
Loan capital[1]	1,970	1,186	501	4,823	1,926	10,406
Total undiscounted financial liabilities	259,367	74,594	114,574	121,949	20,414	590,898
Total contingent liabilities and commitments
Commitments to extend credit	140,221	-	-	-	-	140,221
Other commitments	351	-	-	-	-	351
Total undiscounted contingent liabilities and commitments	140,572	-	-	-	-	140,572

1            Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month.

Annual Report 2011 231

Note 27. Financial risk (continued)

	Parent Entity 2011
	Up to 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	12,988	1,054	253	3	100	14,398
Deposits	197,704	70,197	69,175	9,054	968	347,098
Debt issues and acceptances	9,163	9,149	41,737	78,509	11,001	149,559
Other financial liabilities	1,595	896	4,023	-	-	6,514
Due to subsidiaries	61,782	-	-	-	-	61,782
Trading liabilities and other financial liabilities designated at fair value	8,894	26	16	461	408	9,805
Derivative financial instruments:
Held for trading	32,388	-	-	-	-	32,388
Held for hedging purposes (net settled)	71	140	581	1,499	350	2,641
Held for hedging purposes (gross settled):
Cash outflow	99	1,585	6,712	21,118	2,519	32,033
Cash inflow	(27)	(1,004)	(5,431)	(17,106)	(1,919)	(25,487)
Total liabilities excluding loan capital	324,657	82,043	117,066	93,538	13,427	630,731
Loan capital[1]	2,280	57	2,454	2,494	1,008	8,293
Total undiscounted financial liabilities	326,937	82,100	119,520	96,032	14,435	639,024
Total contingent liabilities and commitments
Commitments to extend credit	126,575	-	-	-	-	126,575
Other commitments	526	-	-	-	-	526
Total undiscounted contingent liabilities and commitments	127,101	-	-	-	-	127,101

1            Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month.

232 Westpac Group

Notes to the financial statements

Note 27. Financial risk (continued)

	Parent Entity 2010
	Up to 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	7,231	1,465	100	-	133	8,929
Deposits	193,167	53,441	58,783	10,080	1,343	316,814
Debt issues and acceptances	2,246	6,132	35,134	81,964	12,081	137,557
Other financial liabilities	-	2,489	3,840	-	-	6,329
Due to subsidiaries	62,463	-	-	-	-	62,463
Trading liabilities and other financial liabilities designated at fair value	4,628	17	128	85	-	4,858
Derivative financial instruments:
Held for trading	34,715	-	-	-	-	34,715
Held for hedging purposes (net settled)	80	165	372	660	149	1,426
Held for hedging purposes (gross settled):
Cash outflow	197	1,469	8,770	37,985	6,158	54,579
Cash inflow	(85)	(827)	(6,334)	(29,400)	(4,791)	(41,437)
Total liabilities excluding loan capital	304,642	64,351	100,793	101,374	15,073	586,233
Loan capital[1]	1,970	1,186	501	4,823	1,926	10,406
Total undiscounted financial liabilities	306,612	65,537	101,294	106,197	16,999	596,639
Total contingent liabilities and commitments
Commitments to extend credit	132,301	-	-	-	-	132,301
Other commitments	351	-	-	-	-	351
Total undiscounted contingent liabilities and commitments	132,652	-	-	-	-	132,652

1            Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month.

Annual Report 2011 233

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

	Consolidated 2011
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	16,258	-	16,258
Receivables due from other financial institutions	8,551	-	8,551
Derivative financial instruments	33,375	15,770	49,145
Trading securities	23,209	24,762	47,971
Other financial assets designated at fair value	1,085	1,875	2,960
Available-for-sale securities	1,333	16,742	18,075
Loans (net of provisions)	99,511	397,098	496,609
Life insurance assets	475	7,441	7,916
Regulatory deposits with central banks overseas	914	825	1,739
All other assets	6,245	14,759	21,004
Total assets	190,956	479,272	670,228
Liabilities
Payables due to other financial institutions	14,410	102	14,512
Deposits	360,352	9,926	370,278
Derivative financial instruments	27,956	11,449	39,405
Trading liabilities and other financial liabilities designated at fair value	9,156	647	9,803
Debt issues and acceptances	68,005	97,926	165,931
Life insurance policy liabilities	38	6,964	7,002
All other liabilities	9,450	1,866	11,316
Total liabilities excluding loan capital	489,367	128,880	618,247
Loan capital	4,143	4,030	8,173
Total liabilities	493,510	132,910	626,420
Net assets/(net liabilities)	(302,554)	346,362	43,808

234 Westpac Group

Notes to the financial statements

Note 27. Financial risk (continued)

	Consolidated 2010
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	4,464	-	4,464
Receivables due from other financial institutions	12,588	-	12,588
Derivative financial instruments	23,482	12,620	36,102
Trading securities	23,712	16,299	40,011
Other financial assets designated at fair value	2,232	1,232	3,464
Available-for-sale securities	874	11,250	12,124
Loans (net of provisions)	112,985	364,670	477,655
Life insurance assets	537	11,773	12,310
Regulatory deposits with central banks overseas	1,136	186	1,322
All other assets	3,314	14,923	18,237
Total assets	185,324	432,953	618,277
Liabilities
Payables due to other financial institutions	8,798	100	8,898
Deposits	326,284	11,101	337,385
Derivative financial instruments	28,190	15,849	44,039
Trading liabilities and other financial liabilities designated at fair value	4,770	80	4,850
Debt issues and acceptances	49,851	101,120	150,971
Life insurance policy liabilities	29	11,531	11,560
All other liabilities	9,416	1,408	10,824
Total liabilities excluding loan capital	427,338	141,189	568,527
Loan capital	3,326	6,306	9,632
Total liabilities	430,664	147,495	578,159
Net assets/(net liabilities)	(245,340)	285,458	40,118

Annual Report 2011 235

Note 27. Financial risk (continued)

	Parent Entity 2011
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	14,750	-	14,750
Receivables due from other financial institutions	5,237	-	5,237
Derivative financial instruments	33,334	15,545	48,879
Trading securities	20,699	24,591	45,290
Other financial assets designated at fair value	633	1,460	2,093
Available-for-sale securities	183	15,243	15,426
Loans (net of provisions)	93,065	354,314	447,379
Due from subsidiaries	56,938	-	56,938
Investment in subsidiaries	-	4,927	4,927
Regulatory deposits with central banks overseas	829	820	1,649
All other assets	5,300	12,164	17,464
Total assets	230,968	429,064	660,032
Liabilities
Payables due to other financial institutions	14,295	102	14,397
Deposits	333,049	8,408	341,457
Derivative financial instruments	27,876	10,654	38,530
Trading liabilities and other liabilities designated at fair value	9,156	647	9,803
Debt issues and acceptances	56,724	81,314	138,038
Due to subsidiaries	61,782	-	61,782
All other liabilities	7,809	1,456	9,265
Total liabilities excluding loan capital	510,691	102,581	613,272
Loan capital	4,143	4,030	8,173
Total liabilities	514,834	106,611	621,445
Net assets/(net liabilities)	(283,866)	322,453	38,587

236 Westpac Group

Notes to the financial statements

Note 27. Financial risk (continued)

	Parent Entity 2010
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	3,693	-	3,693
Receivables due from other financial institutions	10,047	-	10,047
Derivative financial instruments	23,477	12,431	35,908
Trading securities	21,522	16,299	37,821
Other financial assets designated at fair value	276	1,048	1,324
Available-for-sale securities	195	10,737	10,932
Loans (net of provisions)	108,221	322,946	431,167
Due from subsidiaries	58,295	-	58,295
Investment in subsidiaries	-	5,005	5,005
Regulatory deposits with central banks overseas	1,106	182	1,288
All other assets	2,614	12,202	14,816
Total assets	229,446	380,850	610,296
Liabilities
Payables due to other financial institutions	8,787	100	8,887
Deposits	301,964	9,598	311,562
Derivative financial instruments	28,143	14,834	42,977
Trading liabilities and other liabilities designated at fair value	4,770	80	4,850
Debt issues and acceptances	41,590	83,692	125,282
Due to subsidiaries	62,463	-	62,463
All other liabilities	7,778	1,019	8,797
Total liabilities excluding loan capital	455,495	109,323	564,818
Loan capital	3,326	6,306	9,632
Total liabilities	458,821	115,629	574,450
Net assets/(net liabilities)	(229,375)	265,221	35,846

27.4 Market risk

Market risk is the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. This includes interest rate risk in the banking book – the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities.

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

Annual Report 2011 237

Note 27. Financial risk (continued)

Backtesting

Daily backtesting of VaR results is performed to support model integrity. A review of both the potential profit or loss outcomes is also undertaken to monitor any skew created by the historical data.

Stress testing

Daily stress testing against pre-determined scenarios is carried out to analyse potential losses arising from extreme or unexpected movements beyond the 99% confidence level. An escalation framework around selective stress tests has been approved by MARCO. Stress and scenario tests include historical market movements, those defined by MARCO or Financial Markets and Treasury Risk (FMTR) and independent scenarios developed by Westpac’s economics department.

Profit or loss notification framework

The BRMC has approved a profit or loss notification framework. Included in this framework are levels of escalation in accordance with the size of the profit or loss. Triggers are applied to both a 1-day and a rolling 20-day cumulative total.

Risk reporting

Daily monitoring of current exposure and limit utilisation is conducted independently by the FMTR unit, which monitors market risk exposures against VaR and structural limits. Daily VaR position reports are produced by risk type, by product lines and by geographic region. These are supplemented by structural risk reporting, advice of profit or loss trigger levels and stress testing escalation trigger points. Model accreditation has been granted by APRA to use the internal model for the determination of regulatory capital for the key classes of interest rate (general market), foreign exchange, commodity and equity risks (including specific risk). Specific risk refers to the variations in individual security prices that cannot be explained by general market movements and event and default risk.

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

The following controls allow for continuous monitoring of market risk by management:

▪          trading authorities and responsibilities are clearly delineated at all levels to provide accountability;

▪          a structured system of limits and reporting of exposures;

▪          all new products and significant product variations undergo an approval process to confirm business risks have been identified prior to launch;

▪          models that are used to determine risk or profit or loss for Westpac’s financial statements are independently reviewed;

▪          duties are segregated so that employees involved in the origination, processing and valuation of transactions operate under separate reporting lines, minimising the opportunity for collusion; and

▪          legal counsel approves documentation for compliance with relevant laws and regulations.

Segregation of duties is a significant feature of Westpac’s internal controls. Separation of persons executing transactions from those responsible for processing contracts, confirming transactions, settling transactions, approving the accounting methodology or entries and performing revaluations minimises opportunities for fraud or embezzlement. Additionally, internal Group Audit reviews compliance with policies, procedures and limits.

The table below depicts the aggregate VaR, by risk type, for the six months ended 30 September 2011, 31 March 2011 and 30 September 2010:

	Consolidated and Parent Entity
	30 September 2011			31 March 2011			30 September 2010
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	40.9	16.5	28.4	32.9	12.8	20.9	25.6	11.2	18.0
Foreign exchange risk	8.4	0.9	3.4	8.0	0.8	3.3	5.0	1.0	2.5
Equity risk	1.7	0.3	0.6	0.9	0.2	0.4	0.9	0.3	0.5
Commodity risk[1]	6.6	1.1	3.5	3.4	1.2	2.0	3.3	1.3	1.9
Other market risks[2]	24.9	16.6	20.6	23.2	19.1	21.7	27.5	15.8	19.3
Diversification effect	n/a	n/a	(21.9)	n/a	n/a	(19.8)	n/a	n/a	(17.0)
Net market risk	50.0	25.8	34.6	44.6	19.9	28.5	35.9	17.1	25.2

1            Includes electricity risk.

2            Includes prepayment risk and credit spread risk (exposure to movements is in generic credit rating bands).

238 Westpac Group

Notes to the financial statements

Note 27. Financial risk (continued)

Commodity, Carbon and Energy trading

Commodity, Carbon and Energy trading (CCE) activity is part of our Financial Markets business. All trades are marked-to-market daily, using independently sourced or reviewed rates. Rates are compared to Australian Financial Market Association published prices, brokers’ quotes, and futures prices as appropriate. Rates that have limited independent sources are reviewed on a regular basis by the WIB Revaluation Committee. The CCE business is managed within market risk structural and VaR limits. Credit risk is controlled by pre-settlement risk limits by counterparty.

CCE trading activities include electricity, gas, oil, emission, agricultural products, base metals and precious metals. These activities involve dealings in swaps, options, swaptions, Asian options and futures. Energy trading also includes Settlement Residue Auctions (SRAs) and Renewable Energy Certificates (RECs).

The total fair value of commodity and energy contracts outstanding as at 30 September 2011 were net derivative assets of $63 million (2010 net derivative assets of $59 million).

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

Asset and Liability Management

ALM manages the structural interest rate mismatch associated with the transfer priced balance sheet, including the investment of Westpac’s capital to its agreed benchmark duration. A key risk management objective is to achieve reasonable stability of net interest income (NII) over time. These activities are overseen by the independent FMTR unit, reviewed by MARCO and conducted within a risk framework and appetite set down by the BRMC.

Material non-traded interest rate risk is managed in four centres: Sydney manages risk associated with the Australian balance sheet, the Auckland office manages risk associated with the New Zealand balance sheet, the Singapore office manages risk associated with the Asian balance sheet and the New York centre manages risk associated with other locations. The risk from these four centres is monitored both at a local and aggregate level.

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

NaR limit

The BRMC has approved a NaR limit. This limit is managed by the Group Treasurer and is expressed as a deviation from benchmark hedge levels over a one-year rolling time frame, to a 99% confidence level. This limit is monitored by FMTR.

VaR limit

The BRMC has also approved a VaR limit for ALM activities. This limit is managed by the Group Treasurer and monitored by FMTR. Additionally, FMTR sets structural risk limits to prevent undue concentration of risk.

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

Annual Report 2011 239

Note 27. Financial risk (continued)

▪          foreign currency denominated earnings that are generated during the current financial year and form part of capital that is defined to be available for repatriation at our option at any time is hedged. This hedging removes the impact of changes in exchange rates on the cash flows that result from the repatriation of our profits or capital;

▪          capital that is defined to be permanently employed in an offshore jurisdiction (for example to meet regulatory or prudential requirements) and which has no fixed term is hedged;

▪         capital or profits that are denominated in currencies to which we have an immaterial exposure are not hedged; and

▪          the economic risk of New Zealand dollar future earnings are managed where the bank believes there is a strong likelihood of significant adverse moves in the AUD/NZD exchange rate. Westpac manages these flows over a time horizon under which up to 100% of the expected earnings for the following financial year and 50% of the expected earnings for the subsequent financial year can be hedged.

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

Daily monitoring of current exposure and limit utilisation is conducted independently by FMTR, which monitors market risk exposures against VaR and NaR limits. Reports detailing structural positions and VaR are produced and distributed daily for use by dealers and management across all stakeholder groups. Monthly and quarterly reports are produced for the senior management market risk forums of MARCO and the BRMC respectively to provide transparency of material market risks and issues.

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

The table below depicts the aggregate VaR for non-traded market rate risk for the six months ended 30 September 2011, 31 March 2011 and 30 September 2010:

Consolidated
	30 September 2011			31 March 2011			30 September 2010
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Half year ended	11.1	1.8	5.0	6.8	1.6	3.7	6.3	1.4	3.6

As at 30 September 2011 the non-traded VaR for the Parent Entity was $4.0 million (31 March 2011 $5.6 million, 30 September 2010 $3.1 million).

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

The method of determining a fair value according to the Fair Valuation Control Framework falls into one of two main approaches:

▪          Mark to market
Where the valuation uses independent unadjusted quoted market prices.

▪          Mark to model
Where valuation techniques are used to determine the valuation.

240 Westpac Group

Notes to the financial statements

Note 28. Fair values of financial assets and liabilities (continued)

Valuation techniques often require adjustments to ensure correct fair value representation. Some of our more significant valuation adjustments include:

▪          Credit valuation adjustment (CVA): Some market and model derived valuations assume similar credit quality for all counterparties. To correct for this assumption, a CVA is employed on the majority of derivative positions which reflects the market view of the counterparty credit risk. A derivative valuation adjustment (DVA) is employed to adjust for our own credit risk. Westpac uses a Monte Carlo simulation methodology to calculate the expected future credit exposure for all derivative exposures including inputs regarding probabilities of default (PDs) and loss given default (LGD). PDs are derived from market observed credit spreads by reference to credit default swap (CDS) sector curves for the relevant tenors to calculate CVA, and Westpac’s CDS curve for the relevant tenors to calculate DVA. PDs are then applied to the horizon of potential exposures to derive both the CVA and DVA.

▪          Bid-offer spreads adjustment: The fair value of financial assets and liabilities should reflect bid prices for assets and offer prices for liabilities. Prices are adjusted to reflect current bid-offer spreads.

The fair values of large holdings of financial instruments are based on a multiple of the estimated value of a single instrument, and do not include block adjustments for the size of the holding.

Fair value hierarchy

Westpac categorises all fair value instruments according to the following hierarchy:

▪          Quoted market price (Level 1)

This valuation technique uses recent unadjusted quoted prices for identical assets or liabilities in active markets where the price represents actual and regularly occurring market transactions on an arm’s length basis.

Financial instruments included in this class are spot and exchange traded derivatives for commodities, equities, foreign exchange and interest rate products.

▪          Valuation technique using observable inputs (Level 2)

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

▪          Valuation technique with significant unobservable inputs (Level 3)

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

Financial Instruments included in the Level 3 category are trading securities, including some ABS and non-Australian dollar-denominated government securities issued by Pacific Islands governments.

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

Interest rate products

▪          Exchange traded interest rate options and futures
Exchange traded interest rate options and futures are liquid and their prices are observable. No modelling or assumptions are used in valuation. Thus, interest rate options and futures are categorised as Level 1 instruments.

Annual Report 2011 241

Note 28. Fair values of financial assets and liabilities (continued)

▪          Other interest rate derivatives
These are products with a payoff linked to interest rates; for example Bank Bills Swap reset Rate (BBSW), London InterBank Offer Rate (LIBOR) or inflation rates. This category includes interest rate and inflation swaps, swaptions, caps, floors and collars and other complex interest rate derivatives. For these instruments, as market prices are unavailable, Westpac uses valuation models to derive fair value. The models are industry standard and mostly employ a Black–Scholes framework to calculate the expected future value of payments by product, which is discounted back to a present value. The models’ interest rate inputs are benchmark interest rates such as BBSW and active broker quoted interest rates in the swap, bond and futures markets. Interest rate volatilities are sourced through a consensus data provider. As such the input parameters into the models are deemed observable, thus these interest rate derivatives are categorised as Level 2 instruments.

FX products

▪          FX Spot and Futures
There are observable markets for spot and futures contracts in major global currencies. No modelling or assumptions are used in valuation of these instruments. These assets are categorised as Level 1 instruments.

▪          FX Swaps, Options, Forwards (outright) and other FX derivatives
FX swaps and forwards are not traded on exchanges. FX swap and forward valuations are derived from consensus data providers. Both simple and complex derivatives are valued using industry standard models which revolve around a Black–Scholes framework. The inputs to the calculation include FX spot rates, interest rates and FX volatilities. In general, these inputs are market observable or provided by consensus data providers. Thus, FX swaps, options, forwards and other FX derivatives are categorised as Level 2 instruments.

Debt and credit market products

▪          Single Name and Index CDS
CDSs are mainly traded OTC, therefore market prices are not always observable. Westpac uses a standard industry model to derive the fair value of CDSs. The main input the model relies on is the credit spread. Credit spreads are obtained from consensus market data providers, thus CDS single name and index are classified as Level 2 assets.

▪          Government bonds, State Government bonds, corporate bonds, commercial paper, certificates of deposit and notes Within this category, most instruments do not have quoted market prices. Westpac uses valuation models to derive the fair value of these instruments. The valuation techniques are standard and mainly use a discounted cashflow approach. The main model inputs are observed instrument data used to derive the discount curves. Thus, Debt market products are classified as Level 2 instruments.

Asset backed products

▪          Australian Residential Mortgage Backed Securities (RMBS) denominated in Australian dollars
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

▪          Australian RMBS denominated in foreign currency and offshore RMBS
Despite the availability of an RMBS model in Westpac, input data for the trading margin on Australian issued RMBS, denominated in foreign currency is considered unreliable. Therefore, proxy data from the Australian denominated RMBS market is used to retrieve the fair value for these instruments.

For offshore RMBS, broker data is used to determine fair value however if trading levels in these instruments is low, both Australian issued RMBS denominated in foreign currency and offshore RMBS are classified as Level 3 instruments.

▪          Synthetic credit default obligations (CDOs)
As synthetic CDO prices are not generally available, Synthetic CDOs are valued using a model. The model uses a combination of established analytic and numerical approaches. The model calculates fair value based on observable and unobservable parameters including credit spreads, recovery rates, correlations and interest rates. As some of the model inputs (e.g. correlations) are indirectly implied or unobservable, synthetic CDOs are classified as Level 3 instruments.

▪          Cash CDOs, credit linked obligations (CLOs), and other asset-backed securities (ABSs)
Cash CDO, CLO and ABS prices are obtained from broker quotes and consensus data providers. Modelling is not used in the valuation as generally there is no information on the underlying asset pool. If consensus pricing data is available these are classified as Level 2 instruments. Otherwise, Cash CDOs, CLOs and other ABSs are classified as Level 3 instruments.

242 Westpac Group

Notes to the financial statements

Note 28. Fair values of financial assets and liabilities (continued)

Equity products

▪          Cash equities and index
The Australian cash equity market is liquid and cash equities and index prices are listed on the ASX. No modelling or assumptions are used in valuation. Thus, cash equities are categorised as Level 1 assets.

▪          Exchange traded equity options, OTC equity options and AUD warrants
Exchange traded equity options and warrants are traded on the ASX, however there is very little liquidity in the market for these instruments beyond one year. For OTC equity options there is no observable source of pricing. Therefore, industry standard models are used to value options and warrants, which are based on a Black–Scholes framework. The models calculate fair value based on input parameters such as stock prices, dividends, volatilities and interest rates. In general, these input parameters are deemed observable. Thus, exchange traded equity options, OTC equity options and warrants are categorised as Level 2 instruments.

Commodity products

▪          Commodity and energy spot and futures and carbon futures
The commodity and energy spot and futures and carbon futures markets are generally liquid and instruments are listed on major global exchanges. Traded commodity and energy spot and futures include metals, agriculture, oil related, power and natural gas. No modelling or assumptions are used in the valuation of these instruments. Thus, commodity and energy spot and futures and carbon futures are categorised as Level 1 instruments.

▪          Commodity, carbon and energy swaps
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

Certificates of deposit

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

Annual Report 2011 243

Note 28. Fair values of financial assets and liabilities (continued)

The table below summarises the attribution of financial instruments to the fair value hierarchy based on the measurement basis after initial recognition:

	Consolidated
	2011				2010
		Valuation	Valuation			Valuation	Valuation
	Quoted	Techniques	Techniques		Quoted	Techniques	Techniques
	Market	(Market	(Non-Market		Market	(Market	(Non-Market
	Prices	Observable)	Observable)		Prices	Observable)	Observable)
	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Derivative financial instruments	209	48,925	11	49,145	860	35,233	9	36,102
Trading securities	47	47,924	-	47,971	267	39,699	45	40,011
Other financial assets designated at fair value	381	1,886	693	2,960	1,986	826	652	3,464
Available-for-sale securities[1]	226	17,070	769	18,065	412	11,245	458	12,115
Life insurance assets	7,388	528	-	7,916	11,919	391	-	12,310
Total assets carried at fair value	8,251	116,333	1,473	126,057	15,444	87,394	1,164	104,002
Liabilities
Deposits at fair value	-	58,561	-	58,561	-	53,249	-	53,249
Derivative financial instruments	178	39,175	52	39,405	1,179	42,816	44	44,039
Trading liabilities and other financial liabilities designated at fair value	72	9,731	-	9,803	114	4,736	-	4,850
Debt issues at fair value	-	43,754	22	43,776	-	33,218	109	33,327
Total liabilities carried at fair value	250	151,221	74	151,545	1,293	134,019	153	135,465

1      In the current year we have revised our presentation and reclassified overseas government securities issued by Pacific Islands governments from available-for-sale securities at cost to available-for-sale securities at fair value. The cost of these instruments approximates their fair value as they are short-term in nature. To improve presentation, we have included $407 million of available-for sale securities in Level 3 in the comparative period.

244 Westpac Group

Notes to the financial statements

Note 28. Fair values of financial assets and liabilities (continued)

	Parent Entity
	2011				2010
		Valuation	Valuation			Valuation	Valuation
	Quoted	Techniques	Techniques		Quoted	Techniques	Techniques
	Market	(Market	(Non-Market		Market	(Market	(Non-Market
	Prices	Observable)	Observable)		Prices	Observable)	Observable)
	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Derivative financial instruments	209	48,659	11	48,879	860	35,039	9	35,908
Trading securities	47	45,243	-	45,290	267	37,509	45	37,821
Other financial assets designated at fair value	97	1,338	658	2,093	57	666	601	1,324
Available-for-sale securities[1]	150	15,218	58	15,426	266	10,637	28	10,931
Total assets carried at fair value	503	110,458	727	111,688	1,450	83,851	683	85,984
Liabilities
Deposits at fair value	-	57,313	-	57,313	-	51,802	-	51,802
Derivative financial instruments	175	38,303	52	38,530	1,179	41,754	44	42,977
Trading liabilities and other financial liabilities designated at fair value	72	9,731	-	9,803	114	4,736	-	4,850
Debt issues at fair value	-	37,470	-	37,470	-	28,085	-	28,085
Total liabilities carried at fair value	247	142,817	52	143,116	1,293	126,377	44	127,714

1      In the current year we have revised our presentation and reclassified overseas government securities issued by Pacific Islands governments from available-for-sale securities at cost to available-for-sale securities at fair value. The cost of these instruments approximates their fair value as they are short-term in nature. To improve presentation, we have included $28 million of available-for sale securities in Level 3 in the comparative period.

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group or Parent Entity’s reported results.

Annual Report 2011 245

Note 28. Fair values of financial assets and liabilities (continued)

The following table summarises the changes in financial instruments carried at fair value derived from non-market observable valuation techniques (Level 3) for the year ended 30 September 2011.

Reconciliation of non-market observables

	Consolidated 2011
	Derivatives	Trading Securities	Other Financial Assets Designated at Fair Value	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at beginning of year	9	45	652	458	1,164	44	109	153
Gains/(losses) on assets/ (Gains)/losses on liabilities recognised in:
Income statements	2	-	(4)	1	(1)	8	1	9
Available-for-sale reserve	-	-	-	(3)	(3)	-	-	-
Acquisitions	4	-	305	832	1,141	-	-	-
Issues	-	-	1	-	1	-	-	-
Disposals	-	(45)	(209)	(611)	(865)	-	(88)	(88)
Settlements	(1)	-	(52)	-	(53)	-	-	-
Transfers into or out of non-market observables	(3)	-	-	-	(3)	-	-	-
Others	-	-	-	92	92	-	-	-
Balance as at end of year	11	-	693	769	1,473	52	22	74
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2011	2	-	(15)	-	(13)	(7)	(1)	(8)

	Consolidated 2010
	Derivatives	Trading Securities	Other Financial Assets Designated at Fair Value	Available[1]- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at beginning of year	28	106	664	354	1,152	74	136	210
Gains/(losses) on assets/ (Gains)/losses on liabilities recognised in:
Income statements	(1)	(4)	(13)	-	(18)	(15)	11	(4)
Acquisitions	-	-	120	1,284	1,404	-	-	-
Issues	-	-	-	-	-	-	-	-
Disposals	-	(62)	(225)	(1,212)	(1,499)	-	-	-
Settlements	(24)	-	-	-	(24)	(18)	(56)	(74)
Transfers into or out of non-market observables	6	5	106	51	168	3	18	21
Others	-	-	-	(19)	(19)	-	-	-
Balance as at end of year	9	45	652	458	1,164	44	109	153
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2010	(1)	-	(34)	-	(35)	15	(11)	4

1      In the current year we have revised our presentation and reclassified overseas government securities issued by Pacific Islands governments from available-for-sale securities at cost to available-for-sale securities at fair value. The cost of these instruments approximates their fair value as they are short-term in nature. To improve presentation, we have included $407 million of available-for sale securities in Level 3 in the comparative period.

246 Westpac Group

Notes to the financial statements

Note 28. Fair values of financial assets and liabilities (continued)

	Parent Entity 2011
	Derivatives	Trading Securities	Other Financial Assets Designated at Fair Value	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at beginning of year	9	45	601	28	683	44	-	44
Gains/(losses) on assets/ (Gains)/losses on liabilities recognised in:
Income statements	2	-	(4)	(5)	(7)	8	-	8
Available-for-sale reserve	-	-	-	1	1	-	-	-
Acquisitions	4	-	305	195	504	-	-	-
Issues	-	-	1	-	1	-	-	-
Disposals	-	(45)	(193)	(161)	(399)	-	-	-
Settlements	(1)	-	(52)	-	(53)	-	-	-
Transfers into or out of non-market observables	(3)	-	-	-	(3)	-	-	-
Others	-	-	-	-	-	-	-	-
Balance as at end of year	11	-	658	58	727	52	-	52
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2011	2	-	(16)	-	(14)	(7)	-	(7)

	Parent Entity 2010
	Derivatives	Trading Securities	Other Financial Assets Designated at Fair Value	Available[1]- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at beginning of year	28	61	664	14	767	74	-	74
Gains/(losses) on assets/ (Gains)/losses on liabilities recognised in:
Income statements	(1)	1	(3)	-	(3)	(15)	-	(15)
Acquisitions	-	-	109	222	331	-	-	-
Issues	-	-	-	-	-	-	-	-
Disposals	-	(62)	(225)	(207)	(494)	-	-	-
Settlements	(24)	-	-	-	(24)	(18)	-	(18)
Transfers into or out of non-market observables	6	45	56	-	107	3	-	3
Others	-	-	-	(1)	(1)	-	-	-
Balance as at end of year	9	45	601	28	683	44	-	44
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2010	(1)	-	(24)	-	(25)	15	-	15

1      In the current year we have revised our presentation and reclassified overseas government securities issued by Pacific Islands governments from available-for-sale securities at cost to available-for-sale securities at fair value. The cost of these instruments approximates their fair value as they are short-term in nature. To improve presentation, we have included $28 million of available-for sale securities in Level 3 in the comparative period.

Annual Report 2011 247

Note 28. Fair values of financial assets and liabilities (continued)

There have been no significant transfers of financial instruments between Level 1 and Level 2. Transfers into and out of Level 3 have occurred due to changes in observability in the significant inputs into the valuation models used to determine the fair value of the related financial instruments.

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

The following table summarises the deferral and recognition of day one profit or loss for the Group and the Parent Entity, where a valuation technique has been applied for which not all the inputs are observable in the market:

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Balance at the beginning of the period	9	11	9	11
Deferral on new transactions	2	1	2	1
Recognised in the income statements during the period	(6)	(3)	(6)	(3)
Balance at the end of the period	5	9	5	9

248 Westpac Group

Notes to the financial statements

Note 28. Fair values of financial assets and liabilities (continued)

Fair value of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. AASB 7 Financial Instruments: Disclosures requires the disclosure of the fair value of those financial instruments not already carried at fair value in the balance sheet. The fair value is the amount for which an asset could be exchanged, or a liability settled, in an arm’s-length transaction between knowledgeable, willing parties. The fair value disclosure does not cover those instruments that are not considered to be financial instruments from an accounting perspective, such as income tax and intangible assets.

The following table summarises the carrying value and fair value of all financial instruments of the Group and the Parent Entity as at 30 September 2011:

	Consolidated
	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	$m	$m	$m	$m
Financial assets
Cash and balances with central banks	16,258	16,258	4,464	4,464
Receivables due from other financial institutions	8,551	8,551	12,588	12,588
Derivative financial instruments	49,145	49,145	36,102	36,102
Trading securities	47,971	47,971	40,011	40,011
Other financial assets designated at fair value	2,960	2,960	3,464	3,464
Available-for-sale securities[1]	18,075	18,075	12,124	12,124
Loans (net of impairment provision)	496,609	496,857	477,655	476,597
Life insurance assets	7,916	7,916	12,310	12,310
Regulatory deposits with central banks overseas	1,739	1,739	1,322	1,322
Other financial assets	4,448	4,448	2,671	2,671
Total financial assets	653,672	653,920	602,711	601,653
Financial liabilities
Payables due to other financial institutions	14,512	14,512	8,898	8,898
Deposit at fair value	58,561	58,561	53,249	53,249
Deposits at amortised cost	311,717	312,597	284,136	284,642
Derivative financial instruments	39,405	39,405	44,039	44,039
Trading liabilities and other financial liabilities designated at fair value	9,803	9,803	4,850	4,850
Debt issues at fair value	43,776	43,776	33,327	33,327
Debt issues at amortised cost	121,883	120,370	117,009	116,845
Acceptances	272	272	635	635
Loan capital	8,173	7,939	9,632	9,186
Other financial liabilities	7,318	7,318	7,041	7,041
Total financial liabilities	615,420	614,553	562,816	562,712

1            At 30 September 2011 financial instruments with a carrying value of $10 million were included in available-for-sale securities, however as their fair value could not be reliably measured these were carried at cost (2010 $9 million). These amounts have not been included in the fair value hierarchy tables; however have been included in the tables above.

Annual Report 2011 249

Note 28. Fair values of financial assets and liabilities (continued)

	Parent Entity
	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	$m	$m	$m	$m
Financial assets
Cash and balances with central banks	14,750	14,750	3,693	3,693
Receivables due from other financial institutions	5,237	5,237	10,047	10,047
Derivative financial instruments	48,879	48,879	35,908	35,908
Trading securities	45,290	45,290	37,821	37,821
Other financial assets designated at fair value	2,093	2,093	1,324	1,324
Available-for-sale securities[1]	15,426	15,426	10,932	10,932
Loans (net of impairment provision)	447,379	447,419	431,167	430,091
Life insurance assets	-	-	-	-
Regulatory deposits with central banks overseas	1,649	1,649	1,288	1,288
Due from subsidiaries	56,938	56,938	58,295	58,295
Other financial assets	3,758	3,758	2,111	2,111
Total financial assets	641,399	641,439	592,586	591,510
Financial liabilities
Payables due to other financial institutions	14,397	14,397	8,887	8,887
Deposit at fair value	57,313	57,313	51,802	51,802
Deposits at amortised cost	284,144	284,961	259,760	260,232
Derivative financial instruments	38,530	38,530	42,977	42,977
Trading liabilities and other financial liabilities designated at fair value	9,803	9,803	4,850	4,850
Debt issues at fair value	37,470	37,470	28,085	28,085
Debt issues at amortised cost	100,296	99,321	96,562	95,867
Acceptances	272	272	635	635
Due to subsidiaries	61,782	61,782	62,463	62,463
Loan capital	8,173	7,939	9,632	9,186
Other financial liabilities	6,514	6,514	6,329	6,329
Total financial liabilities	618,694	618,302	571,982	571,313

1            At 30 September 2011 financial instruments with a carrying value of nil were included in available-for-sale securities, however as their fair value could not be reliably measured these were carried at cost (2010 $1 million). These amounts have not been included in the fair value hierarchy tables, however have been included in the tables above.

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

Debt issues and loan capital

Fair values are calculated using a discounted cash flow model. The discount rates applied reflect the terms of the instruments, the timing of the estimated cash flows and are adjusted for any changes in Westpac’s credit spreads.

Other financial assets and liabilities

For all other financial assets and liabilities, the carrying value approximates to the fair value. These items are either short-term in nature, re-price frequently or are of a high credit rating.

250 Westpac Group

Notes to the financial statements

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

The hedge accounting strategy adopted by Westpac is to utilise a combination of cash flow, fair value and net investment hedge approaches. Some derivatives held for economic hedging purposes do not meet the criteria for hedge accounting as defined under AASB 139 Financial Instruments: Recognition and Measurement and therefore are accounted for in the same way as derivatives held for trading. This includes the management of risks associated with future New Zealand dollar earnings and the management of credit risk exposures in Westpac’s lending portfolio.

Annual Report 2011    251

Note 29. Derivative financial instruments (continued)

a.              Fair value hedges

The Group hedges a proportion of its interest rate risk and foreign exchange risk from medium-term debt issuances using single currency and cross-currency interest rate derivatives. The Group also hedges part of its interest rate risk from fixed rate assets denominated both in local and foreign currencies using interest rate derivatives designated as fair value hedges.

For the Group, the change in the fair value of hedging instruments designated in fair value hedges was $723 million loss (2010 $855 million gain) while the change in the fair value of hedged items attributed to the hedge risk was $719 million gain (2010 $855 million loss).

For the Parent Entity, the change in the fair value of hedging instruments designated in fair value hedges was $767 million loss (2010 $623 million gain) while the change in the fair value of hedged items attributed to the hedge risk was $761 million gain (2010 $626 million loss).

b.              Cash flow hedges

Exposure to the volatility of interest cash flows from floating rate customer deposits, at call balances and loans is hedged through the use of interest rate derivatives.

Exposure to foreign currency principal and interest cash flows from floating rate medium-term debt issuances is hedged through the use of cross-currency derivatives.

Amounts accumulated in other comprehensive income in respect of cash flow hedges are recycled to the income statement when the forecast transaction occurs.

Underlying cash flows from cash flow hedges are, as a proportion of total cash flows, expected to occur in the following periods:

	Less Than	1 Month to	3 Months	1 Year to	2 to	3 to	4 to	Over
	1 Month	3 Months	to 1 Year	2 Years	3 Years	4 Years	5 Years	5 Years
2011
Cash inflows (assets)	1.8%	3.6%	15.7%	25.1%	29.8%	15.4%	4.2%	4.5%
Cash outflows (liabilities)	2.2%	4.1%	16.6%	24.5%	29.5%	14.5%	4.1%	4.5%
2010
Cash inflows (assets)	1.6%	3.6%	25.0%	15.4%	18.7%	17.4%	12.5%	5.8%
Cash outflows (liabilities)	1.8%	3.8%	26.3%	16.3%	17.6%	17.4%	11.4%	5.4%

For the Group, a loss on cashflow hedges of $8 million was recognised due to hedge ineffectiveness (2010 $1 million loss). For the Parent Entity, a loss on cashflow hedges of $8 million was recognised due to hedge ineffectiveness (2010 $1 million loss).

c.              Dual fair value and cash flow hedges

Fixed rate foreign currency denominated medium-term debt is hedged using cross-currency interest rate derivatives, designated as fair value hedges of foreign interest rates and cash flow hedges of foreign exchange rates.

d.              Net investment hedges

The Group hedges the majority of the currency translation risk of net investments in foreign operations through foreign exchange forward contracts. There were no significant changes to the level of hedging during the current year.

252    Westpac Group

Notes to the financial statements

Note 29. Derivative financial instruments (continued)

The notional amount and fair value of derivative instruments held for trading and designated in hedge relationships is set out in the following tables:

	Consolidated
	30 September 2011			30 September 2010
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Held for trading
Interest rate
Futures[1]	61,187	-	-	93,763	-	-
Forwards	50,918	20	(41)	156,121	54	(31)
Swaps	866,445	13,633	(12,898)	900,229	11,560	(10,600)
Options	34,748	230	(144)	25,317	135	(83)
Foreign exchange
Forwards	484,395	10,567	(9,502)	423,536	8,817	(10,255)
Swaps	296,022	19,495	(7,969)	256,152	12,643	(12,609)
Options	22,217	470	(519)	12,551	194	(223)
Commodities	4,724	239	(176)	3,537	240	(181)
Equities	460	57	(19)	802	77	(25)
Credit	58,394	834	(858)	40,518	376	(389)
Total held for trading derivatives	1,879,510	45,545	(32,126)	1,912,526	34,096	(34,396)
Fair value hedges
Interest rate
Swaps[2]	31,618	821	(1,269)	26,147	765	(560)
Foreign exchange
Swaps[2,3]	30,771	758	(3,569)	34,241	380	(5,326)
Total fair value hedging derivatives	62,389	1,579	(4,838)	60,388	1,145	(5,886)
Cash flow hedges
Interest rate
Swaps[2]	89,280	1,431	(1,122)	88,394	622	(1,108)
Foreign exchange
Swaps[2,3]	15,734	529	(1,304)	17,582	186	(2,649)
Total cash flow hedging derivatives	105,014	1,960	(2,426)	105,976	808	(3,757)
Net investment hedges	3,161	61	(15)	2,448	53	-
Total net investment hedges	3,161	61	(15)	2,448	53	-
Total derivatives	2,050,074	49,145	(39,405)	2,081,338	36,102	(44,039)

1            Futures contracts are settled daily with the exchange. As a result, there are no balance sheet amounts.

2            The net unrealised losses on hedging derivatives is largely offset by the change in fair value of the interest rate risk being hedged, which is reflected in the carrying value of the hedged item and by the retranslation of the foreign currency denominated debt to spot exchange rates at year end.

3            Included within foreign exchange swaps are derivatives designated in both cash flow and fair value hedge relationships under the dual designation strategy.

Annual Report 2011    253

Note 29. Derivative financial instruments (continued)

	Parent Entity
	30 September 2011			30 September 2010
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Held for trading
Interest rate
Futures[1]	61,187	-	-	93,763	-	-
Forwards	50,918	20	(41)	155,803	41	(31)
Swaps	872,017	13,715	(13,078)	908,265	11,666	(10,974)
Options	34,748	230	(144)	25,317	135	(83)
Foreign exchange
Forwards	483,834	10,555	(9,480)	423,704	8,829	(10,226)
Swaps	297,821	19,550	(8,076)	258,088	12,665	(12,583)
Options	22,217	470	(519)	12,551	194	(223)
Commodities	4,724	239	(176)	3,537	240	(181)
Equities	460	57	(19)	802	77	(25)
Credit	58,377	834	(855)	40,518	376	(389)
Total held for trading derivatives	1,886,303	45,670	(32,388)	1,922,348	34,223	(34,715)
Fair value hedges
Interest rate
Swaps[2]	27,029	518	(1,148)	22,157	487	(445)
Foreign exchange
Swaps[2,3]	27,429	711	(3,484)	32,296	363	(5,316)
Total fair value hedging derivatives	54,458	1,229	(4,632)	54,453	850	(5,761)
Cash flow hedges
Interest rate
Swaps[2]	86,569	1,423	(994)	84,798	618	(914)
Foreign exchange
Swaps[2,3]	12,236	513	(504)	12,895	179	(1,587)
Total cash flow hedging derivatives	98,805	1,936	(1,498)	97,693	797	(2,501)
Net investment hedges	2,300	44	(12)	1,747	38	-
Total net investment hedges	2,300	44	(12)	1,747	38	-
Total Derivatives	2,041,866	48,879	(38,530)	2,076,241	35,908	(42,977)

1            Futures contracts are settled daily with the exchange. As a result, there are no balance sheet amounts.

2            The net unrealised losses on hedging derivatives is largely offset by the change in fair value of the interest rate risk being hedged, which is reflected in the carrying value of the hedged item and by the retranslation of the foreign currency denominated debt to spot exchange rates at year end.

3            Included within foreign exchange swaps are derivatives designated in both cash flow and fair value hedge relationships under the dual designation strategy.

Credit derivatives

Through the use of credit derivatives, the Group is exposed to or protected from the risk of default of the underlying entity referenced by the derivative, dependant on whether the Group is a purchaser or seller of credit protection. The primary credit derivatives used by the Group are CDSs, which are predominately executed with other financial institutions.

254    Westpac Group

Notes to the financial statements

Note 29. Derivative financial instruments (continued)

Credit derivatives are primarily entered into to facilitate institutional customer transactions and to manage our credit risk exposures. The notional amount and fair value of credit derivatives is presented in the following tables:

	Consolidated
	2011			2010
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Credit protection bought[1]	29,293	749	(81)	20,918	71	(298)
Credit protection sold	29,084	86	(774)	19,582	310	(91)
Total[2]	58,377	835	(855)	40,500	381	(389)

1            Counterparties to derivatives relating to credit protection bought are predominantly financial institutions.

2            The table above does not include total return swaps included with credit derivatives in the previous table.

	Parent Entity
	2011			2010
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Credit protection bought[1]	29,293	749	(81)	20,918	71	(298)
Credit protection sold	29,084	86	(774)	19,582	310	(91)
Total[2]	58,377	835	(855)	40,500	381	(389)

1            Counterparties to derivatives relating to credit protection bought are predominantly financial institutions.

2            The table above does not include total return swaps included with credit derivatives in the previous table.

Note 30. Capital adequacy

APRA has responsibility for the prudential supervision of ADIs, life and general insurance companies and superannuation funds in Australia. Westpac is an ADI.

Australia’s risk-based capital adequacy guidelines are generally consistent with the approach agreed upon by the BCBS. APRA has exercised its discretion in applying the Basel framework to Australian ADIs. On balance, the applications of these discretions act to reduce reported capital ratios relative to those reported in other jurisdictions.

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

Capital management strategy

Westpac’s approach to capital management seeks to balance the fact that capital is an expensive form of funding with the need to be adequately capitalised as an ADI. Westpac considers the need to balance efficiency, flexibility and adequacy when determining sufficiency of capital and when developing capital management plans.

Westpac evaluates these considerations through an ICAAP, the key features of which include:

▪          the development of a capital management strategy including target capital ratios, capital buffers and contingency plans which guide the development of specific capital plans;

▪          consideration of both economic and regulatory capital requirements;

▪          a process which challenges the capital measures, coverage and requirements which incorporates a comparison of economic and regulatory requirements and the use of the Quantitative Scenario Analysis (stress testing) framework that considers, amongst other things, the impact of adverse economic scenarios that threaten the achievement of planned outcomes; and

▪          consideration of the perspectives of external stakeholders such as regulators, rating agencies and equity and debt investors.

Annual Report 2011    255

Note 31. Securitisation

Westpac derives rewards and has exposure to risks from various forms of securitisation structures:

▪          own asset securitisation; and

▪          customer funding conduits.

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

Funding and liquidity management

Exposure to and the impact of securitisation transactions are managed under the Market and Liquidity Risk Management Framework and are integrated into routine reporting for capital and liquidity positions, net interest margin analysis, balance sheet forecasting and funding scenario testing. The Group’s funding plan incorporates consideration of overall liquidity risk limits and the level of securitisation of Westpac originated assets. Westpac provided undrawn liquidity facilities to the customer funding conduit of $2,800 million at 30 September 2011 (30 September 2010 $2,400 million). Similarly undrawn funding and liquidity facilities of $366 million were provided by Westpac (30 September 2010 $291 million) for the securitisation of its own assets.

256    Westpac Group

Notes to the financial statements

Note 31. Securitisation (continued)

The table below presents assets securitised by the Group:

	Consolidated
	2011			2010
		Customer			Customer
	Own Assets	Conduits	Total	Own Assets	Conduits	Total
	$m	$m	$m	$m	$m	$m
Residential mortgage	11,337	2,775	14,112	11,640	2,370	14,010
Auto and equipment finance	105	-	105	316	-	316
Other assets securitised	-	62	62	-	71	71
Other[1]	487	-	487	688	-	688
Total	11,929	2,837	14,766	12,644	2,441	15,085

1            This reflects cash and accrued income held by the own asset securitisation vehicles, which have not yet been distributed to noteholders.

The table below presents assets securitised by the Parent Entity:

	Parent Entity
	2011			2010
		Customer			Customer
	Own Assets[1]	Conduits	Total	Own Assets[1]	Conduits	Total
	$m	$m	$m	$m	$m	$m
Residential mortgage	45,572	-	45,572	44,965	-	44,965
Auto and equipment finance	-	-	-	-	-	-
Other assets securitised	-	-	-	-	-	-
Other[2]	1,083	-	1,083	2,176	-	2,176
Total	46,655	-	46,655	47,141	-	47,141

1            Own assets securitised by the Parent Entity include internal mortgage backed securitisation of $34,235 million (2010 $33,325 million) which are available for external issuance and qualifies for repurchase with the RBA.

2            This reflects cash and accrued income held by the own asset securitisation vehicles, which have not yet been distributed to noteholders.

The table below presents the underlying liabilities of the Group as a result of the securitisation of assets:

	Consolidated
	2011			2010
		Customer			Customer
	Own Assets	Conduits	Total	Own Assets	Conduits	Total
	$m	$m	$m	$m	$m	$m
Notes issued	10,911	2,867	13,778	11,227	2,415	13,642

The table below presents the underlying liabilities of the Parent Entity as a result of the securitisation of assets:

	Parent Entity
	2011			2010
		Customer			Customer
	Own Assets	Conduits	Total	Own Assets	Conduits	Total
	$m	$m	$m	$m	$m	$m
Due to subsidiaries	45,655	-	45,655	45,674	-	45,674

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

Annual Report 2011	257

Note 32. Group segment information

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing its financial performance, including divisional results, the Westpac Group uses a measure of performance referred to as ‘Cash Earnings’. To calculate Cash Earnings, Westpac adjusts the statutory results for the items outlined below. Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

Three categories of adjustments are made to statutory results to determine Cash Earnings:

▪          material items that key decision makers at Westpac believe do not reflect ongoing operations;

▪          items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and

▪          accounting reclassifications between individual line items that do not impact statutory results, such as policyholder tax recoveries1.

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

Reportable operating segments

The business segments are defined by the customers they service and the services they provide:

▪          Westpac Retail & Business Banking (Westpac RBB) is responsible for sales and service for our consumer, small-to-medium enterprise customers and commercial customers in Australia under the Westpac and RAMS2 brands;

▪          Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and government customers either based in or with interests in Australia and New Zealand. Customers are supported through branches and subsidiaries located in Australia, New Zealand, US, UK and Asia;

▪          St.George Banking Group is responsible for sales and service for our consumer, business and corporate customers in Australia under the St.George, BankSA and Bank of Melbourne brands;

▪          BT Financial Group (Australia) (BTFG) is Westpac’s wealth management business. Its operations include funds management and insurance solutions. BTFG’s brands include Advance Asset Management, Ascalon, Asgard, BT, BT Investment Management (BTIM)3, Licensee Select, Magnitude, Securitor, and the advice, private banking and insurance operations of Bank of Melbourne, BankSA, St.George and Westpac;

▪          New Zealand Banking is responsible for sales and service of banking, wealth and insurance products for consumers and small-to-medium business customers in New Zealand. Banking products are provided under the Westpac brand while insurance and wealth products are provided by Westpac Life New Zealand and BT New Zealand.

Other divisions in the Group include:

▪          Pacific Banking, which provides banking services for retail and business customers in seven Pacific countries;

▪          Product & Operations, which is responsible for consumer and business product development and operations;

▪          Group Treasury, which is primarily focused on the management of the Group’s interest rate risk and funding requirements;

▪          Technology, which is responsible for developing and maintaining reliable and flexible technology capabilities and technology strategies; and

▪          Core Support, which comprises those functions performed centrally including finance, risk, legal and human resources.

1        Policyholder tax recoveries – income and tax amounts that are grossed up to comply with the A-IFRS accounting standard covering Life Insurance Business (policyholder tax recoveries) are reversed in deriving income and taxation expense on a Cash Earnings basis.

2        RAMS Home Loans is our home loan franchise distribution business.

3        BTIM is 64.5% owned by the Westpac Group and consolidated in BTFG’s Funds Management business.

258    Westpac Group

Notes to the financial statements

Note 32. Group segment information (continued)

The tables below present the segment results on a Cash Earnings basis:

	Consolidated 2011
	Westpac
	Retail &	Westpac	St.George	BT Financial	New
	Business	Institutional	Banking	Group	Zealand	Other
	Banking	Bank	Group	(Australia)	Banking	Divisions	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	5,326	1,802	2,826	281	996	938	12,169
Non-interest income	1,091	1,255	543	1,572	279	214	4,954
Total operating income before operating expenses and impairment charges	6,417	3,057	3,369	1,853	1,275	1,152	17,123
Operating expenses	(3,102)	(1,032)	(1,313)	(907)	(600)	(152)	(7,106)
Impairment charges on loans	(549)	96	(389)	(9)	(181)	39	(993)
Profit before income tax	2,766	2,121	1,667	937	494	1,039	9,024
Income tax expense	(817)	(634)	(500)	(281)	(144)	(279)	(2,655)
Profit attributable to non-controlling interests	-	-	-	(7)	(3)	(58)	(68)
Cash Earnings for the year	1,949	1,487	1,167	649	347	702	6,301
Net Cash Earnings adjustments	-	-	(129)	(17)	-	836	690
Net profit attributable to owners of Westpac Banking Corporation	1,949	1,487	1,038	632	347	1,538	6,991

Additional information
Depreciation, amortisation and impairments	(40)	(39)	(5)	(39)	(49)	(341)	(513)

Balance sheet
Total assets	261,061	109,899	135,495	22,822	41,283	99,668	670,228
Total liabilities	146,393	100,803	72,001	26,583	26,610	254,030	626,420
Acquisition of property, plant and equipment, goodwill and other intangible assets	94	96	52	83	83	736	1,144

Annual Report 2011	259

Note 32. Group segment information (continued)

	Consolidated 2010
	Westpac
	Retail &	Westpac	St.George	BT Financial	New
	Business	Institutional	Banking	Group	Zealand	Other
	Banking	Bank	Group	(Australia)	Banking	Divisions	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	5,132	1,776	2,668	257	957	1,065	11,855
Non-interest income	1,014	1,519	572	1,475	277	198	5,055
Total operating income before operating expenses and impairment charges	6,146	3,295	3,240	1,732	1,234	1,263	16,910
Operating expenses	(3,045)	(1,038)	(1,242)	(866)	(592)	(189)	(6,972)
Impairment charges on loans	(589)	(123)	(511)	(12)	(276)	55	(1,456)
Profit before income tax	2,512	2,134	1,487	854	366	1,129	8,482
Income tax expense	(756)	(620)	(446)	(251)	(106)	(358)	(2,537)
Profit attributable to non-controlling interests	-	-	-	(8)	(2)	(56)	(66)
Cash Earnings for the year	1,756	1,514	1,041	595	258	715	5,879
Net Cash Earnings adjustments	-	-	(129)	(17)	-	613	467
Net profit attributable to owners of Westpac Banking Corporation	1,756	1,514	912	578	258	1,328	6,346

Additional information
Depreciation, amortisation and impairments	(32)	(42)	(4)	(40)	(55)	(339)	(512)

Balance sheet
Total assets	243,690	99,155	134,010	27,530	38,975	74,917	618,277
Total liabilities	134,729	93,789	85,560	28,391	23,612	212,078	578,159
Acquisition of property, plant and equipment, goodwill and other intangible assets	112	65	69	42	68	518	874

260    Westpac Group

Notes to the financial statements

Note 32. Group segment information (continued)

	Consolidated 2009
	Westpac
	Retail &	Westpac	St.George	BT Financial	New
	Business	Institutional	Banking	Group	Zealand	Other
	Banking	Bank	Group	(Australia)	Banking	Divisions	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	4,943	1,761	2,313	263	1,007	1,214	11,501
Non-interest income	1,274	1,249	589	1,284	332	104	4,832
Total operating income before operating expenses and impairment charges	6,217	3,010	2,902	1,547	1,339	1,318	16,333
Operating expenses	(2,943)	(1,011)	(1,027)	(829)	(604)	(120)	(6,534)
Impairment charges on loans	(551)	(1,516)	(547)	(17)	(466)	(141)	(3,238)
Profit before income tax	2,723	483	1,328	701	269	1,057	6,561
Income tax expense	(815)	(144)	(398)	(213)	(73)	(335)	(1,978)
Profit attributable to non-controlling interests	-	-	-	(4)	(2)	(65)	(71)
Cash Earnings for the year	1,908	339	930	484	194	657	4,512
Net Cash Earnings adjustments	-	-	(113)	(15)	-	(938)	(1,066)
Net profit attributable to owners of Westpac Banking Corporation	1,908	339	817	469	194	(281)	3,446

Additional information
Depreciation, amortisation and impairments	(73)	(40)	68	(32)	(55)	(283)	(415)

Balance sheet
Total assets	219,624	114,639	127,585	26,085	40,128	61,526	589,587
Total liabilities	123,544	101,065	81,876	25,460	24,015	197,056	553,016
Acquisition of property, plant and equipment, goodwill and other intangible assets	429	569	6,551	1,202	66	748	9,565

Annual Report 2011	261

Note 32. Group segment information (continued)

Reconciliation of cash earnings to net profit

Consolidated 2011

	Cash Earnings for the Year	Policyholder Tax Recoveries	TPS Revaluations[1]	Treasury Shares[2]	Ineffective Hedges[3]	Merger Transaction and Integration Expenses[4]
	$m	$m	$m	$m	$m	$m

Net interest income	12,169	-	-	-	(13)	(3)
Non-interest income	4,954	(12)	(27)	7	(5)	-
Total operating income before operating expenses and impairment charges	17,123	(12)	(27)	7	(18)	(3)
Operating expenses	(7,106)	-	-	-	-	(92)
Impairment charges on loans	(993)	-	-	-	-	-
Profit before income tax	9,024	(12)	(27)	7	(18)	(95)
Income tax expense	(2,655)	12	6	(1)	5	29
Profit attributable to non-controlling interests	(68)	-	-	-	-	-
Cash Earnings for the year	6,301	-	(21)	6	(13)	(66)

Consolidated 2010

	Cash Earnings for the Year	Policyholder Tax Recoveries	TPS Revaluations[1]	Treasury Shares[2]	Ineffective Hedges[3]	Merger Transaction and Integration Expenses[4]
	$m	$m	$m	$m	$m	$m

Net interest income	11,855	-	-	-	(1)	(3)
Non-interest income	5,055	(12)	13	12	10	-
Total operating income before operating expenses and impairment charges	16,910	(12)	13	12	9	(3)
Operating expenses	(6,972)	-	-	-	-	(236)
Impairment charges on loans	(1,456)	-	-	-	-	-
Profit before income tax	8,482	(12)	13	12	9	(239)
Income tax expense	(2,537)	12	(27)	(2)	(3)	72
Profit attributable to non-controlling interests	(66)	-	-	-	-	-
Cash Earnings for the year	5,879	-	(14)	10	6	(167)

Consolidated 2009

	Cash Earnings for the Year	Policyholder Tax Recoveries	TPS Revaluations[1]	Treasury Shares[2]	Ineffective Hedges[3]	Merger Transaction and Integration Expenses[4]
	$m	$m	$m	$m	$m	$m

Net interest income	11,501	-	-	-	(9)	(1)
Non-interest income	4,832	7	43	(35)	3	-
Total operating income before operating expenses and impairment charges	16,333	7	43	(35)	(6)	(1)
Operating expenses	(6,534)	-	-	-	-	(334)
Impairment charges on loans	(3,238)	-	-	-	-	-
Profit before income tax	6,561	7	43	(35)	(6)	(335)
Income tax expense	(1,978)	(7)	(38)	3	2	101
Profit attributable to non-controlling interests	(71)	-	-	-	-	-
Cash Earnings for the year	4,512	-	5	(32)	(4)	(234)

262    Westpac Group

Notes to the financial statements

Fair Value Gain/(Loss) on Economic Hedges[5]	Amortisation of Intangible Assets[6]	Fair Value Amortisation of Financial Instruments[8]	Tax Consolidation Adjustment[9]	Buyback of Government Guaranteed Debt[10]	Tax Provision[11]	Total Cash Earnings Adjustments	Net Profit for the Year
$m	$m	$m	$m	$m	$m	$m	$m

(52)	-	(98)	-	(7)	-	(173)	11,996
-	-	-	-	-	-	(37)	4,917

(52)	-	(98)	-	(7)	-	(210)	16,913
-	(208)	-	-	-	-	(300)	(7,406)
-	-	-	-	-	-	-	(993)
(52)	(208)	(98)	-	(7)	-	(510)	8,514
16	62	29	1,110	2	(70)	1,200	(1,455)

-	-	-	-	-	-	-	(68)
(36)	(146)	(69)	1,110	(5)	(70)	690	6,991

Fair Value Gain/(Loss) on Economic Hedges[5]	Amortisation of Intangible Assets[6]	NZ Structured Finance Transactions[7]	Fair Value Amortisation of Financial Instruments[8]	Tax Consolidation Adjustment[9]	Total Cash Earnings Adjustments	Net Profit for the Year
$m	$m	$m	$m	$m	$m	$m

(66)	-	-	57	-	(13)	11,842
(10)	-	-	-	-	13	5,068

(76)	-	-	57	-	-	16,910
-	(208)	-	-	-	(444)	(7,416)
-	-	-	-	-	-	(1,456)
(76)	(208)	-	57	-	(444)	8,038
23	62	106	(17)	685	911	(1,626)

-	-	-	-	-	-	(66)
(53)	(146)	106	40	685	467	6,346

Fair Value Gain/(Loss) on Economic Hedges[5]	Amortisation of Intangible Assets[6]	NZ Structured Finance Transactions[7]	Fair Value Amortisation of Financial Instruments[8]	Other Non-Statutory Adjustments[12]	Total Cash Earnings Adjustments	Net Profit for the Year
$m	$m	$m	$m	$m	$m	$m

-	-	-	155	-	145	11,646
9	-	-	-	-	27	4,859

9	-	-	155	-	172	16,505
-	(182)	-	-	(121)	(637)	(7,171)
-	-	-	-	-	-	(3,238)
9	(182)	-	155	(121)	(465)	6,096
(2)	54	(703)	(47)	36	(601)	(2,579)

-	-	-	-	-	-	(71)
7	(128)	(703)	108	(85)	(1,066)	3,446

Annual Report 2011    263

Note 32. Group segment information (continued)

	Year Ended	Year Ended	Year Ended
	30 September 2011	30 September 2010	30 September 2009
	$m	$m	$m

Cash Earnings for the year	6,301	5,879	4,512
Cash Earnings adjustments:
TPS revaluations[1]	(21)	(14)	5
Treasury shares[2]	6	10	(32)
Ineffective hedges[3]	(13)	6	(4)
Merger transaction and integration expenses[4]	(66)	(167)	(234)
Fair value gain/(loss) on economic hedges[5]	(36)	(53)	7
Amortisation of intangible assets[6]	(146)	(146)	(128)
NZ structured finance transactions[7]	-	106	(703)
Fair value amortisation of financial instruments[8]	(69)	40	108
Tax consolidation adjustment[9]	1,110	685	-
Buyback of government guaranteed debt[10]	(5)	-	-
Tax Provision[11]	(70)	-	-
Other non-statutory adjustments[12]	-	-	(85)
Total Cash Earnings adjustments	690	467	(1,066)
Net profit attributable to owners of Westpac Banking Corporation	6,991	6,346	3,446

[1]

Adjustment for movements in economic hedges, including associated tax effects impacting the Foreign Currency Translation Reserve, relating to hybrid instruments classified as non-controlling interests. The adjustment is required as these hybrid instruments are not fair valued, however, the hedges are fair valued and therefore there is a mismatch in the timing of income recognition in the statutory results. The mismatch is added back to statutory results in deriving Cash Earnings as it does not affect the Group’s profits over time.

[2]

Under A-IFRS, Westpac shares held by the Group in the managed funds and life business are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the statutory results. In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in deriving income.

[3]

The gain/(loss) on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time.

[4]

As part of the merger with St.George, transaction and integration expenses incurred over three years are being treated as a Cash Earnings adjustment as they do not impact the earnings expected from St.George following the integration period.

[5]	Fair value gain/(loss) on other economic hedges (which do not qualify for hedge accounting under A-IFRS) comprises:
▪

the unrealised fair value gain/(loss) on FX hedges of future New Zealand earnings impacting non-interest income is reversed in deriving Cash Earnings as they may create a material timing difference on statutory results but do not affect the Group’s Cash Earnings during the life of the hedge;

▪

the unrealised fair value gain/(loss) on FX hedges of fees payable for the use of the Government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings as they may create a material timing difference on statutory results but do not affect the Group’s Cash Earnings during the life of the hedge; and

▪

the unrealised fair value gain/(loss) on hedges of accrual accounted term funding transactions are reversed in deriving Cash Earnings as they may create a material timing difference on statutory results but do not affect the Group’s Cash Earnings during the life of the hedge.

[6]

The merger with St.George resulted in the recognition of core deposit intangibles and customer relationships intangible assets that are amortised over their useful lives, ranging between five and nine years. The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders.

[7]

During the year ended 30 September 2009, the Group increased tax provisioning by $703 million for New Zealand structured finance transactions entered into between 1998 and 2002. The increase in the provision followed the High Court in New Zealand finding in favour of the New Zealand Commissioner of Inland Revenue (CIR) in proceedings where Westpac challenged amended tax assessments in relation to these transactions. Due to the significant size and historical nature of the issue, the provision was treated as a Cash Earnings adjustment. During the year ended 30 September 2010, the Group reached a settlement with the CIR by agreeing to pay 80% of the full amount of primary tax and interest. The associated reversal of tax provisions of $106 million during the year ended 30 September 2010 has also been treated as a Cash Earnings adjustment.

[8]

The accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders, and therefore has been treated as a Cash Earnings adjustment.

[9]

Finalisation of tax consolidation related to the merger with St.George gave rise to an income tax expense adjustment of $1,110 million during the year ended 30 September 2011 and $685 million during the year ended 30 September 2010. The tax consolidation process required Westpac to reset the tax value of certain St.George assets to the appropriate market value of those assets as at the effective date of the tax consolidation (31 March 2009). These adjustments have been treated as a Cash Earnings adjustment due to their size and as they do not reflect ongoing operations.

264    Westpac Group

Notes to the financial statements

Note 32. Group segment information (continued)

[10]

During the year ended 30 September 2011, the Group bought back some Government guaranteed debt which reduced Government guarantee fees (70 basis points) paid. In undertaking the buybacks, in addition to the 70 basis point fee saving, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the statutory results the cost incurred is recognised at the time of the buybacks. In Cash Earnings the cost incurred is being amortised over the original term of the debt that was bought back. The Cash Earnings adjustment gives effect to the timing difference between statutory results and Cash Earnings.

[11]

During the year ended 30 September 2011, the Group increased tax provisions by $70 million in respect of certain existing positions for transactions previously undertaken by the Group. The increase reflects the recent trend of global taxation authorities challenging the historical tax treatment of cross border and complex transactions. This increase in tax provisions has been treated as a Cash Earnings adjustment as it relates to the global management of existing tax positions and does not reflect ongoing operations. The Group’s management of tax positions has moved to disclosing any such transactions to the taxation authorities at or around the time of execution.

[12]

In the year ended 30 September 2009, a provision of $121 million ($85 million after tax) was made with respect to long-standing legal proceedings, where a judgment was received in the full year ended 30 September 2009. This was treated as a Cash Earnings adjustment due to its size and historical nature.

Revenue from Products and Services

Details of revenue from external customers by product or service are disclosed in Notes 2 and 3. No single customer amounts to greater than 10% of the Group’s revenue.

Secondary reporting – geographic segments

Geographic segments are based on the location of the office in which the following items are recognised:

	2011		2010		2009
	$m	%	$m	%	$m	%

Revenue
Australia	39,192	91.1	35,376	90.2	30,003	85.0
New Zealand	3,559	8.3	3,592	9.2	4,705	13.3
Other[2]	264	0.6	251	0.6	597	1.7
Total	43,015	100.0	39,219	100.0	35,305	100.0
Non-current assets[1]
Australia	12,282	94.9	11,912	95.2	11,794	94.9
New Zealand	605	4.7	564	4.5	593	4.8
Other[2]	50	0.4	38	0.3	42	0.3
Total	12,937	100.0	12,514	100.0	12,429	100.0

1            Non-current assets includes property, plant and equipment, goodwill and other intangible assets.

2            Other includes Pacific Islands, Asia, the Americas and Europe.

Annual Report 2011    265

Note 33. Auditor’s remuneration

During the financial year, the auditor of the Group and Parent Entity, PricewaterhouseCoopers (PwC), and its related practices earned the following remuneration including goods and services tax:

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$’000	$’000	$’000	$’000

PwC – Australian firm
Audit and review of financial reports of Westpac Banking Corporation or any entity in the Group	14,111	13,309	13,757	12,830
Other audit-related work	1,802	1,706	1,741	1,706
Total audit and other assurance services	15,913	15,015	15,498	14,536
Taxation	222	178	62	178
Other services	2,504	761	1,194	761
Total remuneration paid to PwC – Australian firm	18,639	15,954	16,754	15,475

Related practices of PwC
Audit and review of financial reports of Westpac Banking Corporation or any entity in the Group	2,762	3,070	108	258
Other audit-related work	157	50	-	-
Total audit and other assurance services	2,919	3,120	108	258
Taxation	84	189	6	20
Other services	97	-	43	-
Total remuneration paid to related practices of PwC	3,100	3,309	157	278
Total remuneration paid to PwC	21,739	19,263	16,911	15,753

For compliance with SEC disclosure requirements, remuneration to the external auditor, including goods and services tax, for the years ended 30 September 2011 and 2010 is summarised from the table above as follows:

	2011	2010
	$’000	$’000

Audit fees	16,873	16,379
Non-audit fees:
Audit-related fees	1,959	1,756
Tax fees	306	367
All other fees	2,601	761
Total non-audit fees	4,866	2,884
Total fees paid to PwC	21,739	19,263

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

Other services include due diligence services in relation to the acquisition of J O Hambro Capital Management Limited by BT Investment Management Limited and consultation services related to merchant acquiring products.

The external auditor, PwC, also provides audit and non-audit services to non-consolidated entities including non-consolidated securitisation vehicles sponsored by the Group, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of their services were approximately $8.5 million in total (2010 $8.6 million). PricewaterhouseCoopers may also provide audit and non-audit services to other entities in which Westpac holds a minority interest, and which are not consolidated. Westpac is not aware of the amount of any fees paid by those entities.

266    Westpac Group

Notes to the financial statements

Note 34. Expenditure commitments

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m

Commitments for capital expenditure not provided for in the financial statements
Payable within one year	-	23	-	-
Payable later than one year but not later than five years	-	-	-	-
Payable after five years	-	-	-	-
Total commitments for capital expenditure not provided for in the financial statements	-	23	-	-
Lease commitments (all leases are classified as operating leases)
Premises and sites	2,470	2,265	2,166	1,967
Furniture and equipment	13	6	9	1
Total lease commitments	2,483	2,271	2,175	1,968
Due within one year	467	413	414	362
Due after one year but not later than five years	1,304	1,163	1,165	1,033
Due after five years	712	695	596	573
Total lease commitments	2,483	2,271	2,175	1,968
Other expenditure commitments[1]
Payable within one year	697	480	595	414
Payable later than one year but not later than five years	1,572	444	1,293	370
Payable after five years	47	126	47	126
Total other expenditure commitments	2,316	1,050	1,935	910

[1]

Amounts presented for other expenditure commitments represent the estimated spend on Westpac’s significant contracts over their remaining term. This would differ from the contractually committed amount.

As at 30 September 2011, the total future minimum lease payments expected to be received by the Group and Parent Entity from non-cancellable sub-leases was $23 million (2010 $30 million) and $22 million (2010 $29 million) respectively.

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

Service agreements

The maximum contingent liability for termination benefits in respect of service agreements with the CEO and other Group Key Management Personnel at 30 September 2011 was $13.4 million (2010 $13.8 million).

Significant long-term agreements

On 30 September 2011, Westpac extended its existing agreement with IBM New Zealand Limited for a further five years, starting 1 March 2012 until 28 February 2017. IBM is responsible for Westpac’s IT infrastructure services in New Zealand including mainframes and midrange systems, storage, security, data centre network services and workplace printing.

On 26 August 2011, Westpac extended its existing agreement with Telstra Corporation Limited for a further two years, to December 2013. The extended agreement relates to the provision of telecommunications outsourcing services to Westpac in Australia and the Pacific.

On 18 May 2011, Westpac entered an agreement with HP Enterprise Services BPA Limited (HP) to amend and extend the existing ten year loan processing service agreement (which expired in September 2011) for a further four years. Under the revised deal Westpac will bring in-house over the next 12 months the business mortgage processing services that had been provided by HP, with HP continuing to provide IT services that underpin the business processing functions for the duration of the contract.

On 29 December 2010, Westpac entered into a three year mortgage services agreement with Unisys Credit Services Pty Limited to provide post settlement back office servicing. The agreement commenced on 1 January 2011.

Annual Report 2011    267

Note 34. Expenditure commitments (continued)

On 19 November 2010, Westpac entered into an agreement with IBM Australia Limited. This replaced the existing agreement with IBM Global Services Australia which ended in April 2011. The new agreement relates to the core banking technology operations in Australia and has an initial term of five years.

On 27 July 2010, Westpac entered into an agreement with Fujitsu Australia Limited to construct a purpose built data centre facility in Western Sydney. Completion of the data centre triggered the services agreement and the lease for the data centre. The lease is for 15 years with three further five year options and the services agreement is for 15 years with two further five year options.

On 28 June 2010, Westpac extended its agreement with FDR Australia Limited to provide a managed service for cards processing until 2019. This involves managing the application within the Westpac/IBM environment. FDR Australia Limited has been providing services for Westpac’s Australasian cards processing in phases since October 2002. Westpac retains control of its cards sales, credit, collections and customer service functions.

On 24 June 2010, Westpac entered into an agreement with Fiserv under which Westpac licenses certain software and Fiserv provides services in connection with Westpac’s online replacement program. The agreement covers Phase 1 of the program. Subsequent phases relate to the replacement of St George’s and RAMS’ online systems. There is an initial four year term of maintenance and support that can be renewed by Westpac for periods of 12 months each. The agreement continues until Fiservs’s obligations have been completed in respect of the program.

On 22 December 2009, Westpac entered into a five year master services agreement with United Group Services Pty Limited for the provision of real estate services, facilities management, workplace management, program management, finance and critical site operational management. The agreement commenced on 1 April 2010.

On 31 March 2009, St.George extended the term of the agreement with IBM Daksh Business Process Services Private Limited by three years to September 2016. The initial agreement was signed on 18 September 2006 with an original seven year term for the provision of business process outsourcing services.

On 1 October 2007, St.George entered into a four year agreement with Optus for the provision of telecommunications carriage services and various outsourced administration functions. Following the initial four year term the agreement extended for a fifth year due to certain service level agreements being met.

On 3 November 2006, Westpac entered into a master relationship agreement with Genpact U.S. LLC for the provision of back office administrative support services. Following expiry of the initial five year term, the agreement term will automatically extend until terminated.

On 17 September 2006, Westpac renewed its agreement with Cash Services Australia for a term of five years and nine months. Cash Services Australia will continue to provide key operational services as well as commercial and operational governance of cash-in-transit providers.

On 4 February 2005, Westpac, in conjunction with the National Australia Bank and the Commonwealth Bank of Australia, entered into a 12 year agreement with Fiserv Solutions Australia Pty Limited for the provision of voucher (cheque) processing services.

Commitments in relation to long-term contracts are included in other expenditure commitments above.

Note 35. Superannuation commitments

Westpac had the following defined benefit plans at 30 September 2011:

Name of Plan	Type	Form of Benefit	Date of Last Actuarial Assessment of the Funding Status
Westpac Staff Superannuation Plan (WSSP)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2009
Westpac New Zealand Superannuation Scheme (WNZS)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2011
M&F Defined Benefit Category of the St.George Staff sub-plan of the Plum Superannuation Fund (SGPSF)	Defined benefit	Guaranteed return	30 June 2009
Westpac Banking Corporation UK Staff Superannuation Scheme (UKSS)	Defined benefit	Indexed pension and lump sum	5 April 2009
Westpac UK Medical Benefits Scheme	Defined benefit	Medical benefits	1 June 2009

All of the defined benefit sections of the schemes are closed to new members.

268    Westpac Group

Notes to the financial statements

Note 35. Superannuation commitments (continued)

Contributions

Funding recommendations are made based on the Attained Age Method, which impacts the timing of contribution requirements and assumes that the plans will not be discontinued.

The specific contributions for each of the plans are set-out below:

▪          WSSP – contributions are made to the WSSP at the rate of 11.6% of members’ salaries;

▪          WNZS – contributions are made to the WNZS at the rate of 12% of members’ salaries;

▪          SGPSF – contributions are made to the SGPSF at the rate of 12.5% of members’ salaries; and

▪          UKSS – contributions are made to the UKSS at the rate of £4.27 million per annum.

The table below summarises the calculation of the surplus/(deficit) used to make funding recommendations, based on the guidance in Australian Accounting Standard AAS 25 Financial Reporting by Superannuation Plans:

	Consolidated		Parent Entity
	2011¹	2010²	2011¹	2010²
	$m	$m	$m	$m
Market value of assets	1,800	1,797	1,739	1,741
Present value of accrued benefits	1,724	1,723	1,655	1,659
Surplus/(deficit)	76	74	84	82

1            Calculated as at 30 June 2009 (WSSP), 5 April 2009 (UKSS), 30 June 2011 (WNZS) and 30 June 2009 (SGPSF).

2            Calculated as at 30 June 2009 (WSSP), 5 April 2009 (UKSS), 30 June 2010 (WNZS) and 30 June 2009 (SGPSF).

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

Retirement benefit deficit

The retirement benefit deficit amount reported in the balance sheet, based on the AASB 119 Employee Benefits accounting calculations can be reconciled as follows:

		Consolidated					Parent Entity
	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Present value of funded and unfunded obligations	2,345	2,134	2,042	2,139	2,025	2,241	2,039	1,915	2,041	1,931
Fair value of plan assets	1,669	1,709	1,654	1,666	1,909	1,610	1,651	1,553	1,604	1,825
Net obligations	(676)	(425)	(388)	(473)	(116)	(631)	(388)	(362)	(437)	(106)

Defined benefit superannuation expense

The amount recognised in the income statement is as follows:

	Consolidated			Parent Entity
	2011	2010	2009	2011	2010	2009
	$m	$m	$m	$m	$m	$m
Current service cost	56	57	59	55	56	55
Past service cost	(3)	-	-	(3)	-	-
Interest cost	96	98	106	94	95	100
Expected return on fund assets	(120)	(116)	(128)	(117)	(112)	(121)
Net defined benefit superannuation expense	29	39	37	29	39	34

Annual Report 2011    269

Note 35. Superannuation commitments (continued)

Change in benefit obligation

The change in the present value of the defined benefit obligation is as follows:

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Benefit obligation at the beginning of the period	2,134	2,042	2,039	1,915
Current service cost	56	57	55	56
Past service cost	(3)	-	(3)	-
Interest cost	96	98	94	95
Additions through merger	-	-	-	48
Actuarial losses/(gains)	234	125	233	113
Contributions by members	18	19	17	19
Benefits paid	(199)	(193)	(189)	(186)
Exchange and other adjustments	9	(14)	(5)	(21)
Benefit obligation at the end of the period	2,345	2,134	2,241	2,039
Funded status of plans:
Unfunded obligations[1]	17	19	17	19
Wholly or partly funded obligations	2,328	2,115	2,224	2,020
	2,345	2,134	2,241	2,039

1            Unfunded obligations relate to the UK medical benefits.

Change in plan assets

The change in the fair value of plan assets is as follows:

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Fair value of plan assets at beginning of the year	1,709	1,654	1,651	1,553
Expected returns on plan assets	120	116	117	112
Actuarial (losses)/gains	(31)	(3)	(29)	(1)
Actual returns on plan assets	89	113	88	111
Employer contributions	180	262	173	257
Additions through merger	-	-	-	39
Contributions by members	18	19	17	19
Benefits paid	(199)	(193)	(189)	(186)
Contributions to the accumulation plan	(126)	(125)	(126)	(125)
Exchange and other adjustments	(2)	(21)	(4)	(17)
Fair value of plan assets at end of the year	1,669	1,709	1,610	1,651

Assumptions used in the AASB 119 accounting calculations

	Consolidated and Parent Entity
	2011		2010
	Australian	Overseas	Australian	Overseas
	Funds	Funds	Fund	Funds
Discount rate	4.3 - 4.7%	3.2 - 5.2%	5.0 - 5.1%	3.7 - 5.3%
Expected return on plan assets – active members	6.7 - 6.8%	6.0 - 6.1%	7.0 - 7.1%	6.0 - 6.1%
Expected return on plan assets – pensioners	7.8%	6.0 - 6.1%	8.2%	6.0 - 6.1%
Expected increase in average salary of plan members	3.5 - 4.5%	3.5 - 4.8%	3.5 - 4.5%	3.5 - 4.8%
Rate of increase for pensions	2.5%	2.5 - 3.2%	2.5%	2.5 - 3.2%
Initial health care inflation	n/a	6.0%	n/a	6.0%
Long-term health care inflation	n/a	4.0%	n/a	4.0%

270    Westpac Group

Notes to the financial statements

Note 35. Superannuation commitments (continued)

In addition to the financial assumptions presented above, the pension mortality assumptions may also have a significant impact on measuring the net obligation. The average mortality assumptions are age related and allowances are made for future mortality improvements. The assumptions for our principal fund the WSSP for 2011 are that a 60-year-old male pensioner is assumed to have a remaining life expectancy of 30.4 and a 60-year-old female pensioner is assumed to have a remaining life expectancy of 34.7.

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

Experience adjustments

		Consolidated					Parent Entity
	2011	2010	2009	2008	2007	2011	2010	2009	2008	2007
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Experience adjustments on plan assets	(31)	(3)	(69)	(473)	125	(29)	(1)	(66)	(454)	124
Experience adjustments on plan liabilities	(234)	(125)	112	(64)	(56)	(233)	(113)	96	(56)	(57)

Asset allocation

The actual asset allocation at 30 September was:

	Consolidated and Parent Entity
	2011		2010
	Australian	Overseas	Australian	Overseas
	Funds	Funds	Fund	Funds
Cash	6%	1%	7%	1%
Equity instruments	49 - 66%	47 - 55%	55 - 66%	49 - 55%
Debt instruments	21 - 30%	44 - 53%	21 - 30%	44 - 51%
Property	4 - 7%	-	4 - 6%	-
Other assets	17%	-	11%	-
	100%	100%	100%	100%

Investments held in Westpac and related entities

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Value of plan assets invested in debt and equity securities of Westpac	73	77	66	67
Value of plan assets invested in related parties of Westpac	13	12	13	12
Total	86	89	79	79

Post-retirement health care

The effect of a one percentage point change in assumed health care trend rates, assuming all other assumptions remain constant, would not be material on either the current service costs or the accumulated benefit obligation of the Westpac UK Medical Benefits Scheme at 30 September 2011.

Annual Report 2011    271

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

Off-balance sheet credit-risk related financial instruments excluding derivatives at 30 September are as follows:

	Contract or Notional Amount
	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Credit-risk related instruments

Standby letters of credit and financial guarantees[1]	5,072	4,442	5,014	4,303

Trade letters of credit[2]	3,558	1,014	3,513	418

Non-financial guarantees[3]	8,928	7,230	8,718	7,037

Commitments to extend credit[4]	136,160	140,221	126,575	132,301

Other commitments[5]	526	351	526	351

Total credit-risk related instruments	154,244	153,258	144,346	144,410

1

Standby letters of credit are undertakings to pay, against presentation documents, an obligation in the event of a default by a customer. Guarantees are unconditional undertakings given to support the obligations of a customer to third parties. The Group may hold cash as collateral for certain guarantees issued.

2	Trade letters of credit are undertakings by the Group to pay or accept drafts drawn by an overseas supplier of goods against presentation of documents in the event of default by a customer.
3	Non-financial guarantees include undertakings that oblige the Group to pay third parties should a customer fail to fulfil a contractual non-monetary obligation.
4

Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commercial commitments disclosed above at 30 September 2011, the Group offered $6.2 billion (2010 $4.8 billion) of facilities to customers, which had not yet been accepted.

5	Other commitments include underwriting facilities.

	Consolidated 2011
	Up to	Over 1	Over 3	Over
	1 Year	to 3 Years	to 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
Standby letters of credit and financial guarantees	2,138	2,374	242	318	5,072
Trade letters of credit	3,558	-	-	-	3,558
Non-financial guarantees	4,986	1,479	230	2,233	8,928
Commitments to extend credit	59,014	24,925	9,400	42,821	136,160
Other commitments	318	-	-	208	526

Total commercial commitments	70,014	28,778	9,872	45,580	154,244

272    Westpac Group

Notes to the financial statements

Note 36. Contingent liabilities, contingent assets and credit commitments (continued)

Contingent assets

The credit commitments shown in the table above also constitute assets. These commitments would be classified as loans and other assets in the balance sheet on the contingent event occurring.

Additional liabilities and commitments

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2011:

▪          $21 million (2010 $18 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1987 and the Workplace Injury Management and Workers’ Compensation Act 1998 (New South Wales);

▪          $9 million (2010 $9 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act 1985 (Victoria);

▪          $4 million (2010 $4 million) based on actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1986 (South Australia); and

▪         $2 million (2010 $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act 2003 (Queensland).

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

Westpac was one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s. Judgment was delivered on 28 October 2008 and final orders were handed down on 30 April 2009. Westpac, along with the other defendant banks, was found liable to repay its share of the monies received from the Bell Group plus interest. Westpac is entitled to lodge a claim as a creditor in the liquidation of the Bell Group, but the amount of its recovery, although anticipated to be considerable, is uncertain at this stage. Before allowance is made for recoveries of money in the liquidation, Westpac’s liability was approximately $188 million after taking into account its arrangements with the other banks. As a result of the judgment, Westpac paid this amount into court. The banks appealed the decision, which was heard in June 2011 in the Court of Appeal of the Supreme Court of Western Australia. The decision is yet to be handed down.

Parent Entity guarantees and undertakings

The following guarantees and undertakings are extended to entities in the Group by the Parent Entity:

▪          issue of letters of comfort in respect of certain subsidiaries in the normal course of business. The letters recognise that Westpac has a responsibility to ensure that those subsidiaries continue to meet their obligations;

▪          guarantees to its Westpac Bank-PNG-Limited and Westpac Bank Samoa Limited subsidiaries that support loans made to customers in those two jurisdictions, to the extent that the loans exceed prescribed limits; and

▪          guarantees to certain wholly owned subsidiaries that are Australian financial services or credit licensees to comply with legislative requirements. Each guarantee provided does not exceed $40 million per annum. The guarantees will only give rise to a liability where the entity concerned becomes legally obliged to pay on account of a claim under the relevant licence. The Parent Entity has a right of indemnity to recover funds payable under the guarantees.

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

Westpac Group    273

Note 36. Contingent liabilities, contingent assets and credit commitments (continued)

Assets pledged

As part of standard terms of transaction with other financial institutions, the Group and Parent Entity have provided collateral to secure its liabilities. The carrying value of financial assets pledged as collateral to secure liabilities is:

	Consolidated		Parent Entity
	2011	2010	2011	2010
	$m	$m	$m	$m
Cash	1,756	7,707	1,580	7,707
Cash deposit on stock borrowed	47	132	-	-
Securities (including certificates of deposit)	236	336	236	336
Securities pledged under repurchase agreements	5,715	2,731	5,715	2,731
Loans[1]	2,006	-	-	-

Total amount pledged to secure liabilities	9,760	10,906	7,531	10,774

1

During the year, the Group established a global covered bond programme in New Zealand which allows for the issue of bonds, secured by a charge over housing loans, to the market for funding purposes. The Group issued covered bonds with a face value of EUR $1 billion under this program and a maturity date of 16 June 2016. The carrying amount of the covered bonds was $1,376 million as at 30 September 2011 (2010 nil). As at 30 September 2011, the value of the housing loans held as underlying collateral for these covered bonds was $2,006 million (2010 nil). These housing loans have not been derecognised from the Group’s financial statements as the Group retains all of the risks and rewards of ownership.

Collateral received

All collateral received from counterparties to secure liabilities, besides residential mortgages, is received in the form of cash or securities. Cash held as collateral, recognised on the Group and Parent Entity’s balance sheets as at 30 September 2011 was $6,641 million (2010 $1,305 million). Securities received as collateral under reverse repurchase agreements as at 30 September 2011 was $2,776 million (2010 $2,262 million).

Note 37. Fiduciary activities

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

274    Westpac Group

Notes to the financial statements

Note 38. Group entities

The consolidated Group as at 30 September 2011 includes the following controlled entities1,4:

Name	Country of Incorporation	Name	Country of Incorporation
Westpac Banking Corporation	Australia	Hastings Management Pty Limited	Australia
1925 Advances Pty Limited	Australia	Hastings Funds Management Limited	Australia
General Credit Holdings Pty Limited	Australia	Australian Infrastructure Fund International 1 Pty Limited	Australia
General Credits Pty Limited	Australia	Hastings Forestry Investments Limited	New Zealand
G.C.L. Investments Pty Limited	Australia	Hastings Forests Australia Pty Limited	Australia
Ascalon Capital Managers Limited	Australia	Hastings Funds Management (UK) Limited[3]	UK
Ascalon Capital Managers (Asia) Limited[2]	Hong Kong	Hastings Funds Management (USA) Inc.[3]	USA
Ascalon Funds Seed Pool Trust	Australia	Hastings Advisers, LLC	USA
Asgard Wealth Solutions Limited	Australia	Hastings Investment LLC	USA
Asgard Capital Management Limited	Australia	Hastings Investment Capital, LP	USA
Hitton Pty Limited	Australia	Hastings Private Equity Fund IIA Pty Limited	Australia
EQR Securities Pty Limited[5]	Australia	Hastings Private Equity Fund IIB Pty Limited	Australia
Securitor Financial Group Limited	Australia	TIF International 1 Pty Limited	Australia
Australian Loan Processing Security Company Pty Limited	Australia	Hickory Trust	Australia
Australian Loan Processing Security Trust	Australia	Nationwide Management Pty Limited	Australia
Bill Acceptance Corporation Limited	Australia	St.George Custodial Pty Limited	Australia
Mortgage Management Limited	Australia	Orion Trust	Australia
BLE Capital Limited	Australia	Partnership Pacific Limited	Australia
BLE Capital Investments Pty Limited	Australia	Partnership Pacific Securities Limited	Australia
BLE Development Pty Limited	Australia	Phoenix Trust	Australia
BLE Holdings Pty Limited	Australia	RMS Warehouse Trust 2007-1	Australia
BT Short Term Income Fund[2]	Australia	Seed Pool Trust No 2[2]	Australia
Castlereagh Trust	Australia	Series 2005-1G WST Trust	Australia
CBA Limited	Australia	Series 2007-1G WST Trust	Australia
Belliston Pty Limited	Australia	Series 2008-1M WST Trust	Australia
Challenge Limited	Australia	Series 2009-1 WST Trust	Australia
Challenge Finance Pty Limited	Australia	Series 2011-1 WST Trust[2]	Australia
Crusade CP Management Pty Limited	Australia	Series 2011-2 WST Trust[2]	Australia
Crusade CP No.1 Pty Limited[8]	Australia	Sixty Martin Place (Holdings) Pty Limited	Australia
Crusade CP Trust No. 41	Australia	1925 (Commercial) Pty Limited	Australia
Crusade CP Trust No. 44	Australia	1925 (Industrial) Pty Limited	Australia
Crusade CP Trust No. 48	Australia	Athena Finance Pty Limited	Australia
Crusade CP Trust No. 49	Australia	Halcyon Securities Limited	Australia
Crusade CP Trust No. 50	Australia	Infrastructure Australia (No.3) Limited	Australia
Crusade CP Trust No. 52	Australia	Infrastructure Australia (No.4) Limited	Australia
Crusade CP Trust No. 53	Australia	Packaging Properties 1 Pty Limited	Australia
Crusade CP Trust No. 54	Australia	Packaging Properties 2 Pty Limited	Australia
Crusade CP Trust No. 55	Australia	Packaging Properties 3 Pty Limited	Australia
Crusade CP Trust No. 56	Australia	Pashley Investments Pty Limited	Australia
Crusade CP Trust No. 57	Australia	Westpac Investment Vehicle No.3 Pty Limited	Australia
Crusade CP Trust No. 58	Australia	Sallmoor Pty Limited	Australia
Crusade CP Trust No. 60	Australia	Teuton Pty Limited	Australia
Crusade Management Limited	Australia	Westpac Administration Pty Limited	Australia
Crusade ABS Series 2008-2	Australia	Westpac Asian Lending Pty Limited	Australia
Crusade Euro Trust 1E of 2004	Australia	Westpac Debt Securities Pty Limited	Australia
Crusade Euro Trust 1E of 2006	Australia	Westpac Direct Equity Investments Pty Limited	Australia
Crusade Euro Trust 1E of 2007	Australia	Westpac Equipment Finance Limited	Australia
Crusade Global Trust 1 of 2004	Australia	Westpac Equipment Finance (No.1) Pty Limited	Australia
Crusade Global Trust 2 of 2004	Australia	Westpac Group Investments Australia Pty Limited	Australia
Crusade Global Trust 1 of 2005	Australia	W1 Investments Pty Limited	Australia
Crusade Global Trust 2 of 2005	Australia	Westpac Investment Vehicle No.2 Pty Limited	Australia
Crusade Global Trust 1 of 2006	Australia	Westpac Cook Cove Trust I	Australia
Crusade Global Trust 2 of 2006	Australia	Westpac Cook Cove Trust II	Australia
Crusade Global Trust 1 of 2007	Australia	Westpac Investment Vehicle Pty Limited	Australia
Crusade Trust 1A of 2005	Australia	Westpac Funds Financing Holdco Pty Limited	Australia
Crusade Trust 2P of 2008	Australia	Westpac Funds Financing Pty Limited	Australia
Danaby Pty Limited	Australia	Westpac Pacific Limited Partnership	Australia
FAI No. 2 Trust	Australia	Westpac Syndications Management Pty Limited	Australia
Gemini Trust	Australia	St.George Business Finance Pty Limited	Australia

Annual Report 2011    275

Note 38. Group entities (continued)

Name	Country of Incorporation	Name	Country of Incorporation
St.George Equity Finance Limited	Australia	Westpac Life Insurance Services Limited	Australia
St.George Finance Holdings Limited	Australia	Westpac RE Limited	Australia
St.George Finance Limited	Australia	Westpac Securities Administration Limited	Australia
St.George Motor Finance Limited[6]	Australia	Westpac General Insurance Services Limited	Australia
St.George Group Holdings Pty Limited	Australia	BT Long Term Income Fund[2]	Australia
St.George Insurance Australia Pty Limited	Australia	Westpac Equity Pty Limited	Australia
St.George Life Limited	Australia	Westpac General Insurance Limited	Australia
St.George New Zealand Limited	New Zealand	Westpac Lenders Mortgage Insurance Limited	Australia
St.George Procurement Management Pty Limited	Australia	Westpac Private Equity Pty Limited	Australia
Advance Asset Management Limited	Australia	Westpac Securities Limited	Australia
St.George Security Holdings Pty Limited	Australia	Net Nominees Limited	Australia
Sydney Capital Corp Inc[8]	USA	Westpac Securitisation Management Pty Limited	Australia
Tasman LLC	USA	Westpac Europe Limited	UK
Tasman Pacific Investments Pty Limited	Australia	Westpac Financial Holdings Pty Limited	Australia
Tavarua Funding Trust IV	USA	BT Securities Limited	Australia
The Mortgage Company Pty Limited	Australia	BT (Queensland) Pty Limited	Australia
Value Nominees Pty Limited	Australia	Westpac Funding Holdings Pty Limited	Australia
Waratah Receivables Corp Pty Limited[8]	Australia	Tavarua Funding Trust III	USA
Waratah Securities Australia Limited[8]	Australia	Westpac Investments U.K. Limited	UK
Westpac Bank of Tonga	Tonga	Codrington S.a.r.l.	Luxembourg
Westpac Bank Samoa Limited[6]	Samoa	Westpac Leasing Nominees-Vic.-Pty Limited	Australia
Westpac Bank-PNG-Limited[6]	Papua New Guinea	Westpac Matching Gifts Limited	Australia
Westpac Capital Corporation	USA	Westpac Overseas Holdings No. 2 Pty Limited	Australia
Westpac Capital Holdings Inc.	USA	Westpac New Zealand Group Limited	New Zealand
Westpac Capital Trust III	USA	Westpac New Zealand Limited	New Zealand
Westpac Capital Trust IV	USA	Westpac NZ Operations Limited[7]	New Zealand
Westpac Delta LLC	USA	Aotearoa Financial Services Limited[3]	New Zealand
Westpac Equity Holdings Pty Limited	Australia	Number 120 Limited	New Zealand
Altitude Administration Pty Limited	Australia	The Home Mortgage Company Limited	New Zealand
Westpac Altitude Rewards Trust	Australia	The Warehouse Financial Services Limited[6]	New Zealand
Altitude Rewards Pty Limited	Australia	Westpac (NZ) Investments Limited	New Zealand
Autodirect Pty Limited	Australia	Westpac Securities NZ Limited	New Zealand
Hastings Group Pty Limited	Australia	Westpac NZ Leasing Limited[2]	New Zealand
Qvalent Pty Limited	Australia	Westpac NZ Securitisation Holdings Limited[5,7]	New Zealand
RAMS Financial Group Pty Limited	Australia	Westpac NZ Securitisation Limited	New Zealand
Westpac Financial Consultants Limited	Australia	Westpac NZ Covered Bond Holdings Limited[2,6,7]	New Zealand
Westpac Financial Services Group Limited	Australia	Westpac NZ Covered Bond Limited[2]	New Zealand
BT Financial Group (NZ) Limited	New Zealand	Westpac Term PIE Fund[8]	New Zealand
BT Funds Management (NZ) Limited	New Zealand	Westpac Overseas Holdings Pty Limited	Australia
BT Financial Group Pty Limited	Australia	A.G.C. (Pacific) Limited	Papua New Guinea
BT Australia Pty Limited	Australia	Westpac Americas Inc.	USA
BT Funds Management Limited	Australia	Westpac Investment Capital Corporation	USA
Oniston Pty Limited	Australia	Westpac USA Inc.	USA
BT Life Limited	Australia	Southern Cross Inc.	USA
BT Portfolio Services Limited	Australia	Westpac Finance (HK) Limited	Hong Kong
Magnitude Group Pty Limited	Australia	WFAL No.1 Loan Trust	Hong Kong
BT Funds Management No.2 Limited	Australia	Westpac Group Investment-NZ-Limited	New Zealand
BT Investment Management No.2 Limited	Australia	Westpac Holdings-NZ-Limited[7]	New Zealand
BT Investment Management Limited[6]	Australia	TBNZ Investments (UK) Limited	UK
BT Investment Management (RE) Limited	Australia	Westpac Capital-NZ-Limited	New Zealand
Westpac Custodian Nominees Limited	Australia	Westpac Equity Investments NZ Limited	New Zealand
Westpac Financial Services Group-NZ-Limited	New Zealand	Westpac Securities Inc.	USA
Westpac Life-NZ-Limited	New Zealand	Westpac Singapore Limited	Singapore
Westpac Nominees-NZ-Limited	New Zealand	Westpac Properties Limited	Australia
HLT Custodian Trust	New Zealand	Westpac Securitisation Holdings Pty Limited	Australia
MIF Custodian Trust	New Zealand	Westpac Structured Products Limited	Australia
Westpac Superannuation Nominees-NZ-Limited	New Zealand	Westpac TPS Trust	Australia
Westpac Financial Services Limited	Australia	Westpac Unit Trust	Australia

276    Westpac Group

Notes to the financial statements

Note 38. Group entities (continued)

Notes

[1]

Controlled entities shown in bold type are owned directly by Westpac Banking Corporation (WBC). Overseas companies predominantly carry on business in the country of incorporation. For unincorporated entities, ‘Country of Incorporation’ refers to the country where business is carried on. The financial years of all controlled entities are the same as that of Westpac unless otherwise stated. From time to time the Group consolidates a small number of unit trusts where ownership exceeds 50%. Ownership of these entities is part of the ongoing investment activities of the life insurance and wealth businesses and is not separately disclosed.

[2]	The following controlled entities were incorporated, formed or acquired during the period 1 October 2010 to 30 September 2011:
	▪	Ascalon Capital Managers (Asia) Limited	Created	2 September 2011
	▪	BT Long Term Income Fund	Created	25 October 2010
	▪	BT Short Term Income Fund	Created	15 February 2011
	▪	Seed Pool Trust No 2	Created	17 February 2011
	▪	Series 2011-1 WST Trust	Created	16 February 2011
	▪	Series 2011-2 WST Trust	Created	17 June 2011
	▪	Westpac NZ Covered Bond Holdings Limited	Created	22 November 2010
	▪	Westpac NZ Covered Bond Limited	Created	22 November 2010
	▪	Westpac NZ Leasing Limited	Created	6 September 2011
[3]	The following controlled entities changed their ownership during the period 1 October 2010 to 30 September 2011:
	▪	Aotearoa Financial Services Limited		30 June 2011
	▪	Hastings Funds Management (UK) Limited		28 February 2011
	▪	Hastings Funds Management (USA) Inc		1 April 2011
4	The following controlled entities ceased to be controlled or were disposed of during the period 1 October 2010 to 30 September 2011:
	▪	Assirt Software Pty Limited	Deregistered	15 September 2011
	▪	Beech Trust	Terminated	9 May 2011
	▪	BLE Capital (NZ) Limited	Struck off	5 November 2010
	▪	BT Australia Corporate Services Pty Limited	Deregistered	10 November 2010
	▪	BT Finance and Investments Pty Limited	Deregistered	1 December 2010
	▪	BT Finance Pty Limited	Deregistered	1 December 2010
	▪	BT Nominees Pty Limited	Deregistered	6 October 2010
	▪	Buchelin Pty Limited	Deregistered	17 February 2011
	▪	Canberra Advance Property Limited	Deregistered	24 July 2011
	▪	Chifley Services Pty Limited	Deregistered	6 October 2010
	▪	Crusade ABS Series 2008-1 Trust	Terminated	2 March 2011
	▪	Crusade Global Trust No.1 of 2003	Terminated	12 May 2011
	▪	Crusade Global Trust No.2 of 2003	Terminated	12 May 2011
	▪	Dragon Investment Services Limited	Deregistered	10 November 2010
	▪	Dysty Pty Limited	Deregistered	14 February 2011
	▪	Enfield Downs Pty Limited	Deregistered	24 August 2011
	▪	First Residential Property Trust	Terminated	5 September 2011
	▪	Infrastructure Australia (No.1) Limited	Deregistered	12 December 2010
	▪	Mayfair Australia Investments Limited	Deregistered	18 January 2011
	▪	Oakjet Pty Limited	Deregistered	24 August 2011
	▪	PF No 2	Struck off	5 November 2010
	▪	Real Estate Investment Trust B	Terminated	15 April 2011
	▪	RESI Statewide Mortgage Corporation Pty Limited	Deregistered	5 September 2011
	▪	Sarnia Pty Limited	Deregistered	6 October 2010
	▪	St.George (Note Issuing Vehicle Only) Pty Limited	Deregistered	20 October 2010
	▪	St.George APL Pty Limited	Deregistered	1 September 2011
	▪	St.George Financial Investments 1 Pty Limited	Deregistered	18 May 2011
	▪	St.George Financial Services Limited	Deregistered	18 May 2011
	▪	St.George Wealth Management Pty Limited	Deregistered	1 September 2011
	▪	St.George WEL Pty Limited	Deregistered	22 September 2011
	▪	Tasman Funding No 1 Limited	Struck off	5 November 2010
	▪	Tasman Funding No 2 Limited	Struck off	5 November 2010
	▪	TPC Services Australia Pty Ltd	Deregistered	19 June 2011
	▪	Westpac Asset Services Pty Limited	Deregistered	29 May 2011
	▪	Westpac Investment Vehicle No.4 Pty Limited	Deregistered	18 May 2011
	▪	Westpac Leasing Pty Limited	Deregistered	24 October 2010
	▪	Westpac NZ Funding Limited	Struck off	5 November 2010
	▪	Westpac Residential Property Trust	Terminated	5 September 2011
	▪	Westpac Residential Real Estate Investment Trust I	Terminated	15 April 2011
	▪	Westpac Residential Real Estate Investment Trust II	Terminated	15 April 2011
5	The following controlled entities changed their name during the period 1 October 2010 to 30 September 2011:
	▪	PACT Accountants Investment Group Pty Ltd to EQR Securities Pty Limited		18 January 2011

Annual Report 2011    277

Note 38. Group entities (continued)

6            All entities listed in this note are wholly owned controlled entities except the following:

	Percentage Owned
	2011	2010
BT Investment Management Limited	64.5%	60.0%
St.George Motor Finance Limited	75.0%	75.0%
The Warehouse Financial Services Limited	51.0%	51.0%
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac Bank Samoa Limited	93.5%	93.5%
Westpac NZ Covered Bond Holdings Limited[7]	19.0%	-
Westpac NZ Securitisation Holdings Limited[7]	19.0%	19.0%

7

9.5% of the equity in both Westpac NZ Securitisation Holdings Limited (WNZSHL) and Westpac NZ Covered Bond Holdings Limited (WNZCBHL) is held directly by Westpac Holdings -NZ- Limited and another 9.5% is held directly by Westpac NZ Operations Limited. Although WBC and its controlled entities only own a total of 19%, due to contractual and structural arrangements, each of WNZSHL and WNZCBHL is considered to be a controlled entity within WBC.

8

The Group has funding agreements in place with these entities and is deemed to have exposure to the associated risks and rewards. These entities are therefore deemed to be controlled without ownership.

Note 39. Other group investments

The Group had a significant non-controlling shareholding in the following entities as at 30 September 2011:

	Country where Business is Carried on	Beneficial Interest %	Nature of Business
Alleron Investment Management Limited	Australia	39.7	Funds management
Angusknight Pty Limited	Australia	50.0	Employment and training
Arkx Investment Management Pty Limited	Australia	30.0	Investment company
Above The Index Asset Management Pty Limited	Australia	33.3	Funds management
Boyd Cook Cove Unit Trust	Australia	50.0	Investment fund
Cardlink Services Limited	Australia	25.0	Card clearing system
Cards NZ Limited	New Zealand	15.0	Credit card provider
Cash Services Australia Pty Limited	Australia	25.0	Cash logistics
Continuum Capital Management Limited	Australia	45.0	Funds management
Cook Cove Investment Pty Limited	Australia	50.0	Investment company
Cook Cove Investment Trust	Australia	50.0	Investment fund
Cook Cove Pty Limited and its controlled entities	Australia	50.0	Investment company
CV Services Group Pty Limited	Australia	26.9	Investment company
Direct Portfolio Group Limited	Australia	50.0	Holding company
H3 Global Advisors Pty Limited	Australia	45.0	Funds management
Helix Partners Limited	Australia	46.0	Funds management
Mondex Australia Pty Limited	Australia	25.0	Smart card operations
Mondex New Zealand Limited	New Zealand	20.0	Smart card operations
Paymark Limited	New Zealand	25.0	Electronic payments processing
Quadrant Capital Fund No. 2	Australia	26.7	Investment fund
Regal Funds Management Pty Limited	Australia	30.0	Funds management
Rhodes Contracting Pty Limited	Australia	25.5	Services to mining
Ronin Consolidated Holdings Pty Limited (in voluntary liquidation)	Australia	25.0	Property funds management
St Hilliers Enhanced Property Fund No.2	Australia	15.0	Property funds fund
Sydney Harbour Bridge Holdings Pty Limited	Australia	49.0	Intellectual property
Vipro Pty Limited	Australia	33.3	Voucher processing
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0	Corporate trustee
Westpac Essential Services Trust I and II and their controlled and non-controlled entities	Australia	36.8	Asset management
Westpac Staff Superannuation Plan Pty Limited	Australia	50.0	Corporate trustee

278    Westpac Group

Notes to the financial statements

Note 39. Other group investments (continued)

The total carrying amount of the Group’s significant non-controlling shareholding was $206 million (2010 $124 million).

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

Subsidiaries

Transactions between Westpac and its subsidiaries during 2011 have included the provision of a wide range of banking and other financial facilities, some of which have been on commercial terms and conditions; others have been on terms and conditions which represented a concession to the subsidiaries. Details of amounts paid to or received from related parties, in the form of dividends or interest, are set out in Note 2 and Note 3.

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

Note 41. Director and other key management personnel disclosures

Directors of Westpac during the year ended 30 September 2011 were:

Ted Evans	Chairman
Gail Kelly	Managing Director & Chief Executive Officer
John Curtis	Deputy Chairman
Elizabeth Bryan
Gordon Cairns
Peter Hawkins
Carolyn Hewson
Lindsay Maxsted
Graham Reaney
Peter Wilson

Annual Report 2011    279

Note 41. Director and other key management personnel disclosures (continued)

Other key management personnel with the greatest authority for strategic direction and management during the year ended 30 September 2011 were:

John Arthur	Group Executive, Counsel & Secretariat
Rob Chapman[1]	Group Executive, St.George Banking Group
Peter Clare	Group Executive, Product & Operations
Philip Coffey	Chief Financial Officer
Rob Coombe	Group Executive, Westpac Retail & Business Banking
Brad Cooper	Chief Executive Officer, BT Financial Group
George Frazis	CEO, Westpac New Zealand Limited
Peter Hanlon[2]	Group Executive, People & Transformation
Bob McKinnon	Group Executive, Technology
Greg Targett	Chief Risk Officer
Rob Whitfield	Group Executive, Westpac Institutional Bank

1

Rob Chapman began exercising the functions of Chief Executive, St.George Banking Group from 1 October 2010 before being formally appointed to that role on 1 December 2010. Greg Bartlett retired on 1 December 2010 after facilitating an orderly transition at St.George over the period from 1 October 2010 until his retirement.

2

Effective 1 October 2011 Peter Hanlon was appointed to the position of Group Executive, Transformation & Productivity and Christine Parker was appointed to the position of Group Executive, Human Resources & Corporate Affairs.

Key management personnel were all employed by Westpac during the year ended 30 September 2011 except for George Frazis (WNZL).

Total compensation of all key management personnel, including Non-executive Directors, the CEO and other key management personnel:

	Short-term Benefits	Post Employment Benefits¹	Share-based Payments	Total
	$	$	$	$
Consolidated
2011	33,325,654	720,498	13,172,492	47,218,644
2010	35,378,912	1,344,644	13,330,623	50,054,179

Parent Entity
2011	31,103,076	702,174	11,873,178	43,678,428
2010	32,057,101	1,274,822	11,512,594	44,844,517

1	Greg Bartlett also received payments upon retirement totalling $2,020,934, which was inclusive of notice, superannuation, prorated short-term incentive and accrued annual leave and long service leave.

Detailed remuneration disclosures of Non-executive Directors, CEO and other key management personnel are included in the Remuneration report.

280    Westpac Group

Notes to the financial statements

Note 41. Director and other key management personnel disclosures (continued)

Options and share rights holdings

The following table sets out details of performance options, performance share rights and share rights held by the CEO and other key management personnel (including their related parties) for the year ended 30 September 2011:

	Type of Equity-Based Instrument	Number Held at Start of Year	Number Granted During the Year as Remuneration	Number Exercised During the Year	Number Lapsed During the Year	Number Held at End of Year	Number Vested and Exercisable at End of Year

Gail Kelly
	Performance option	720,556	-	-	-	720,556	255,102
	Performance share right	368,023	176,125	57,603	-	486,545	-

John Arthur
	Performance option	-	-	-	-	-	-
	Performance share right	19,173	39,138	-	-	58,311	-
				-
Rob Chapman
	Performance option	-	-	-	-	-	-
	Performance share right	19,138	12,263	-	2,362	29,039	5,512

Peter Clare
	Performance option	81,799	-	-	-	81,799	-
	Performance share right	25,763	30,006	-	-	55,769	-
							-
Philip Coffey
	Performance option	676,257	-	-	-	676,257	571,452
	Performance share right	35,949	39,138	-	-	75,087	-

Rob Coombe
	Performance option	362,240	-	-	-	362,240	252,016
	Performance share right	60,380	36,529	-	-	96,909	26,827
			-	-	-
Brad Cooper
	Performance option	196,785	-	-	-	196,785	104,761
	Performance share right	31,455	48,923	-	-	80,378	-
	Share right	22,045	-	22,045	-	-	-

George Frazis
	Performance option	260,869	-	-	-	260,869	-
	Performance share right	29,958	32,615	-	-	62,573	-
	Share right	92,018	20,703	82,023	-	30,698	-

Peter Hanlon
	Performance option	202,391	-	-	-	202,391	124,171
	Performance share right	25,763	30,006	-	-	55,769	-

Bob McKinnon
	Performance option	-	-	-	-	-	-
	Cash settled share right	67,500	-	-	-	67,500	-

Greg Targett
	Performance option	-	-	-	-	-	-
	Performance share right	35,648	39,138	-	2,067	72,719	4,822

Rob Whitfield
	Performance option	559,597	-	-	-	559,597	498,248
	Performance share right	102,534	39,138	-	-	141,672	66,585

Annual Report 2011    281

Note 41. Director and other key management personnel disclosures (continued)

The following table sets out details of performance options, performance share rights and share rights held by the CEO and other key management personnel (including their related parties) for the year ended 30 September 2010:

	Type of Equity-Based Instrument	Number Held at Start of Year	Number Granted During the Year as Remuneration	Number Exercised During the Year	Number Lapsed During the Year	Number Held at End of Year	Number Vested and Exercisable at End of Year

Gail Kelly
	Performance option	720,556	-	-	-	720,556	-
	Performance share right	202,021	166,002	-	-	368,023	-

John Arthur
	Performance option	-	-	-	-	-	-
	Performance share right	-	19,173	-	-	19,173	-

Ilana Atlas
	Performance option	606,492	-	30,000	6,518	-	-
	Performance share right	107,480	-	107,480	-	-	-

Greg Bartlett
	Performance option	-	-	-	-	-	-
	Performance share right	19,685	25,464	-	-	45,149	-

Peter Clare
	Performance option	81,799	-	-	-	81,799	-
	Performance share right	-	25,763	-	-	25,763	-

Philip Coffey
	Performance option	1,029,470	-	353,213	-	676,257	456,666
	Performance share right	-	35,949	-	-	35,949	-

Rob Coombe
	Performance option	682,043	-	319,803	-	362,240	133,220
	Performance share right	26,827	33,553	-	-	60,380	26,827

Brad Cooper
	Performance option	196,785	-	-	-	196,785	-
	Performance share right	-	31,455	-	-	31,455	-
	Share right	22,045	-	-	-	22,045	22,045

George Frazis
	Performance option	260,869	-	-	-	260,869	-
	Performance share right	-	29,958	-	-	29,958	-
	Share right	140,200	9,995	58,177	-	92,018	-

Peter Hanlon
	Performance option	501,656	-	299,265	-	202,391	55,249
	Performance share right	11,214	25,763	11,214	-	25,763	-

Bob McKinnon
	Performance option	-	-	-	-	-	-
	Cash settled share right	67,500	-	-	-	67,500	-

Greg Targett
	Performance option	-	-	-	-	-	-
	Performance share right	6,889	28,759	-	-	35,648	-

Rob Whitfield
	Performance option	559,597	-	-	-	559,597	404,264
	Performance share right	66,585	35,949	-	-	102,534	66,585

282    Westpac Group

Notes to the financial statements

Note 41. Director and other key management personnel disclosures (continued)

Shareholdings

The following table sets out details of Westpac ordinary shares held by the Non-executive Directors (including their related parties) during the year ended 30 September 2011:

	Number Held at Start of Year	Other Changes During the Year	Number Held at End of Year
Ted Evans
2011	19,673	4,735	24,408
2010	19,130	543	19,673

John Curtis
2011	80,787	-	80,787
2010	72,787	8,000	80,787

Elizabeth Bryan
2011	20,510	1,444	21,954
2010	19,444	1,066	20,510

Gordon Cairns
2011	17,038	-	17,038
2010	17,038	-	17,038

Peter Hawkins
2011	15,218	-	15,218
2010	15,218	-	15,218

Carolyn Hewson
2011	16,348	-	16,348
2010	16,348	-	16,348

Lindsay Maxsted
2011	10,310	5,050	15,360
2010	7,404	2,906	10,310
		-
Graham Reaney
2011	75,361	-	75,361
2010	75,361	-	75,361

Peter Wilson
2011	14,343	1,744	16,087
2010	13,597	746	14,343

None of the above shares include non-beneficially held shares.

Annual Report 2011    283

Note 41. Director and other key management personnel disclosures (continued)

The following table sets out details of Westpac ordinary shares held by the CEO and other key management personnel (including their related parties) for the year ended 30 September 2011:

	Total Number Held at Start of Year	RSP Shares Granted as Compensation	Number Received on Exercise of Equity Instruments	Other Changes During the Year	RSP Shares Held at End of Year	Total Number Held at End of Year[1]
Gail Kelly
2011	1,319,509	82,102	57,603	-	119,415	1,459,214
2010	1,544,883	74,626	-	(300,000)	120,739	1,319,509

John Arthur
2011	47,937	14,118	-	3,572	22,007	65,627
2010	26,372	7,889	-	13,676	7,889	47,937

Ilana Atlas[2]
2010	199,131	-	137,480	-	-	-

Greg Bartlett
2010	776,424	10,127	-	-	28,691	786,551

Rob Chapman[2]
2011	-	10,860	-	35	18,877	147,206

Peter Clare
2011	23,067	17,919	-	-	40,962	40,986
2010	10,807	12,260	-	-	23,043	23,067

Philip Coffey
2011	320,377	26,064	-	(50,860)	103,701	295,581
2010	219,767	23,987	353,213	(276,590)	77,637	320,377

Rob Coombe
2011	118,851	21,720	-	-	77,530	140,571
2010	300,331	13,859	319,803	(515,142)	55,810	118,851

Brad Cooper
2011	89,713	21,720	22,045	-	36,112	133,478
2010	54,971	34,742	-	-	89,713	89,713

George Frazis
2011	58,177	-	82,023	-	-	140,200
2010	-	-	58,177	-	-	58,177

Peter Hanlon
2011	70,962	17,919	-	12	60,594	88,893
2010	56,938	13,859	310,479	(310,314)	42,675	70,962

Bob McKinnon
2011	12,834	16,290	-	-	29,083	29,124
2010	-	12,793	-	41	12,793	12,834

Greg Targett
2011	100,128	18,974	-	-	25,178	119,102
2010	95,668	6,204	-	(1,744)	16,189	100,128

Rob Whitfield
2011	253,145	22,589	-	-	125,734	275,734
2010	264,692	19,786	-	(31,333)	103,145	253,145

1	The highest number of shares held by an individual in the above tables is 0.05% of total Westpac ordinary shares outstanding at 30 September 2011.
2	The above information relates to the period that these executives were other key management personnel during the year, and therefore the movements will not add to the totals.

284    Westpac Group

Notes to the financial statements

Note 41. Director and other key management personnel disclosures (continued)

The following table sets out the details of the performance options, performance share rights and unhurdled share rights held at 30 September 2011 by the CEO and other key management personnel (including their related parties):

	Latest Date	Number of	Number of	Exercise Price
	for Exercise	Share Rights	Options	of Options
Gail Kelly	1 Feb 2018	24,687	364,431	$25.89
	1 Dec 2018	119,731	356,125	$16.80
	21 Dec 2019	166,002	-	n/a
	1 Oct 2015	176,125	-	n/a

John Arthur	1 Oct 2019	19,173	-	n/a
	1 Oct 2015	39,138	-	n/a

Rob Chapman	1 Dec 2018	5,512	-	n/a
	1 Oct 2019	11,264	-	n/a
	1 Oct 2015	12,263	-	n/a

Peter Clare	1 Oct 2018	-	81,799	$23.40
	1 Oct 2019	25,763	-	n/a
	1 Oct 2015	30,006	-	n/a

Philip Coffey	20 Jan 2013	-	127,308	$13.59
	20 Jan 2015	-	179,791	$18.98
	15 Dec 2016	-	149,567	$23.98
	17 Dec 2017	-	114,786	$30.10
	1 Oct 2018	-	104,805	$23.40
	1 Oct 2019	35,949	-	n/a
	1 Oct 2015	39,138	-	n/a

Rob Coombe	20 Jan 2015	26,827	-	n/a
	15 Dec 2016	-	133,220	$23.98
	17 Dec 2017	-	118,796	$30.10
	1 Oct 2018	-	110,224	$23.40
	1 Oct 2019	33,553	-	n/a
	1 Oct 2015	36,529	-	n/a

Brad Cooper	1 May 2017	-	-	n/a
	17 Dec 2017	-	104,761	$30.10
	1 Oct 2018	-	92,024	$23.40
	1 Oct 2019	31,455	-	n/a
	1 Oct 2015	48,923	-	n/a

George Frazis	1 Mar 2019	-	260,869	$16.49
	1 Oct 2019	39,953	-	n/a
	1 Oct 2020	53,318	-	n/a

Peter Hanlon	15 Dec 2016	-	55,249	$23.98
	17 Dec 2017	-	68,922	$30.10
	1 Oct 2018	-	78,220	$23.40
	1 Oct 2019	25,763	-	n/a
	1 Oct 2015	30,006	-	n/a

Greg Targett	1 Dec 2018	4,822	-	n/a
	1 Oct 2019	28,759	-	n/a
	1 Oct 2015	39,138	-	n/a

Rob Whitfield	21 Jan 2014	22,537	81,319	$16.34
	20 Jan 2015	19,162	74,913	$18.98
	20 Dec 2015	-	125,436	$20.53
	15 Dec 2016	24,886	122,596	$23.98
	1 Oct 2018	-	93,984	$30.10
	1 Oct 2019	35,949	61,349	$23.40
	1 Oct 2015	39,138	-	n/a

Annual Report 2011   285

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

Details of loans to Directors and other key management personnel (including their related parties) of the Group are:

2011

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Number in Group at End of Year
Directors	6,018,345	420,860	-	6,319,623	6
Other key management personnel[1]	5,434,760	678,220	-	13,213,319	7
	11,453,105	1,099,080	-	19,532,942	13

1            The balance as at 30 September 2010 included $8,004,338 in respect of Greg Bartlett.

Individuals (including their related parties) with loans above $100,000 during the 30 September 2011 financial year were:

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Highest Indebtedness During the Year $
Directors
Ted Evans	151,311	1,506	-	-	107,060
Gordon Cairns	1,428,591	102,087	-	1,475,386	1,497,386
John Curtis	3,207,462	231,461	-	3,540,435	3,569,911
Lindsay Maxsted	1,022,454	56,740	-	820,800	1,023,692
Graham Reaney	208,528	25,838	-	391,700	414,237
Peter Wilson	-	3,227	-	91,303	308,574

Other key management personnel
Rob Chapman[1]	-	354,881	-	7,453,760	7,909,660
Peter Clare	-	1,443	-	-	103,711
Philip Coffey	250,000	17,167	-	250,000	250,000
Brad Cooper	3,911,412	234,726	-	3,635,836	3,993,686
Peter Hanlon	24,472	-	-	683,721	1,543,193
Bob McKinnon	921,701	53,779	-	1,042,069	1,049,111
Greg Targett	327,175	16,224	-	148,376	327,175

1            Rob Chapman’s loan balance at 30 September 2010 was $4,061,922.

286   Westpac Group

Notes to the financial statements

Note 41. Director and other key management personnel disclosures (continued)

Details of loans to Directors and other key management personnel (including their related parties) of the Group are:

2010

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Number in Group at End of Year
Directors	2,633,472	306,224	-	6,018,345	5
Other key management personnel	13,264,612	846,527	9,904	13,439,098	9
	15,898,084	1,152,751	9,904	19,457,443	14

Individuals (including their related parties) with loans above $100,000 during the 30 September 2010 financial year were:

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Highest Indebtedness During the Year $
Directors
Ted Evans	127,882	6,992	-	151,311	186,974
Gordon Cairns	738,000	59,045	-	1,428,591	1,498,000
John Curtis	-	141,815	-	3,207,462	3,226,342
Lindsay Maxsted	1,630,000	84,764	-	1,022,454	1,652,454
Graham Reaney	137,590	13,608	-	208,528	427,568

Other key management personnel
Ilana Atlas	2,500,000	71,550	-	-	2,500,000
Greg Bartlett	5,602,538	473,084	9,904	8,004,338	9,941,389
Peter Clare	-	1,228	-	-	170,225
Philip Coffey	250,000	15,300	-	250,000	250,000
Brad Cooper	3,925,469	221,958	-	3,911,412	4,005,141
Peter Hanlon	497,873	21,756	-	24,472	1,103,830
Bob McKinnon	-	16,714	-	921,701	943,219
Greg Targett	488,732	24,936	-	327,175	987,334

Other transactions with Directors and key management personnel

Certain Directors and other key management personnel have historically invested in Infrastructure Notes issued by subsidiaries of the Group which were financed with limited recourse loans and were subject to forward sale arrangements. The loan repayments and proceeds arising from the forward sale arrangements were subject to legal right of set-off and were presented on net basis in the financial statements. The net amount recognised by the Group in respect of these transactions is the annual contribution paid by the investor in the Infrastructure Notes. These transactions have been undertaken on the same terms and conditions as transactions with customers.

The total annual contributions received from Directors and other key management personnel in respect of Infrastructure Notes for the year ended 30 September 2010 was $2,081,139. During the year ended 30 September 2011 all of the Infrastructure Notes were redeemed and no contributions were received from Directors and other key management personnel.

Annual Report 2011   287

Note 42. Notes to the cash flow statements

Cash and balances with central banks

	Consolidated			Parent Entity
	2011	2010	2009	2011	2010
	$m	$m	$m	$m	$m
Cash on hand	14,814	3,276	2,917	14,225	2,914
Balance with central banks	1,444	1,188	355	525	779
Total cash and balances with central banks	16,258	4,464	3,272	14,750	3,693

Cash and cash equivalents

Reconciliation of net cash (used in)/provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation is set out below:

	Consolidated			Parent Entity
	2011	2010	2009	2011	2010
	$m	$m	$m	$m	$m
Reconciliation of net cash (used in)/provided by operating activities to net profit
Net profit	7,059	6,412	3,517	6,213	6,160
Adjustments:
Depreciation, amortisation and impairment	721	720	610	643	526
Increase/(decrease) in sundry provisions and other non-cash items	(283)	(756)	435	(204)	(2,435)
Impairment charges on loans	1,053	1,506	3,287	823	990
(Increase)/decrease in trading and fair value assets	(8,117)	1,819	12,428	(8,996)	2,932
Increase/(decrease) in trading and fair value liabilities	4,932	(5,936)	(13,104)	4,933	(4,205)
(Increase)/decrease in derivative financial instruments	(16,960)	(2,418)	15,000	(16,732)	(2,499)
(Increase)/decrease in accrued interest receivable	(194)	(357)	345	(248)	(224)
Increase/(decrease) in accrued interest payable	236	1,455	(349)	238	1,143
(Decrease)/increase in current and deferred tax	(461)	(1,977)	1,168	(908)	(2,513)
Net cash (used in)/provided by operating activities	(12,014)	468	23,337	(14,238)	(125)
Details of assets and liabilities of controlled entities and businesses acquired
Total assets (financial and tangible) excluding cash	-	-	147,939	-	131,604
Identifiable intangible assets	-	-	2,493	-	2,229
Total liabilities	-	-	(144,845)	-	(139,890)
Identifiable net assets acquired	-	-	5,587	-	(6,057)
Goodwill	-	-	6,162	-	5,849
Shares issued	-	-	(12,116)	-	-
Reserves	-	-	-	-	(6)
Non-controlling interests	-	-	(7)	-	-
Cash acquired (net of transaction costs)	-	-	(374)	-	(214)

Business acquired

During the 2009 financial year, Westpac completed its merger with St.George.

On 1 March 2010 Westpac and St.George commenced operating as a single ADI. In conjunction with that process, the legal entity St.George Bank Limited was deregistered and Westpac became its successor in law. This resulted in all of St.George’s assets and liabilities (including all deposits, contracts and debt securities previously issued by St.George) becoming Westpac’s assets and liabilities. All St.George Bank Limited directly owned subsidiaries became directly owned by Westpac.

288   Westpac Group

Notes to the financial statements

Note 42. Notes to the cash flow statements (continued)

Details of the impact of the merger in 2009 and the impact of transferring the assets and liabilities of St.George to Westpac and the derecognition of Westpac’s investment in St.George in 2010 are set out below:

	Consolidated	Parent Entity
	17 November 2008	1 March 2010
	$m	$m
Assets
Cash and balances with central banks	423	214
Receivables due from other financial institutions	10,357	1,675
Derivative financial instruments	7,155	1,511
Trading securities and other financial assets designated at fair value	6,702	6,048
Available-for-sale securities	2,250	178
Loans	120,192	115,684
Life insurance assets	59	-
Due from subsidiaries	-	18,342
Investments in subsidiaries	-	(13,284)
Goodwill	-	5,849
Intangible assets excluding goodwill	2,493	2,229
Property, plant and equipment	321	260
Current tax assets	63	-
Deferred tax assets	-	445
Other assets	840	745
Total assets	150,855	139,896
Liabilities
Payables due to other financial institutions	5,756	961
Deposits	84,754	70,021
Derivative financial instruments	3,314	2,185
Other trading liabilities and other financial liabilities designated at fair value	6,838	-
Debt issues	34,579	5,017
Acceptances	3,009	212
Current tax liabilities	-	(98)
Deferred tax liabilities	124	527
Life insurance liabilities	38	-
Due to subsidiaries	-	56,997
Provision for distributions on ordinary shares and hybrids	718	-
Other provisions	298	285
Other liabilities	1,653	1,548
Total liabilities (excluding loan capital)	141,081	137,655
Loan capital
Subordinated bonds, notes, and debentures	3,764	2,235
Total loan capital	3,764	2,235
Total liabilities and loan capital	144,845	139,890
Net assets	6,010	6

Equity transactions

Refer to Note 24 for details of the shares issued during the year.

Note 43. Subsequent events

On 1 November 2011 Westpac’s New Zealand branch transferred certain business activities and associated employees to Westpac New Zealand Limited, a wholly owned licensed bank incorporated in New Zealand. The transfer followed an agreement with the Reserve Bank of New Zealand on the business that should be conducted through Westpac New Zealand Limited. The business transferred relates to institutional customers, debt capital markets, corporate advisory and customer foreign currency accounts. The assets and liabilities are being transferred at their existing carrying value in the Group and principally comprise loans of approximately $5 billion and deposits of approximately $4 billion.

Annual Report 2011   289

Statutory statements

Directors’ declaration

In the Directors’ opinion:

a.              the financial statements and notes set out in ‘Section 3 – Financial report for the year ended 30 September 2011’ are in accordance with the Corporations Act 2001, including:

(i)            complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)          giving a true and fair view of Westpac Banking Corporation and the Group’s financial position as at 30 September 2011 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

b.              there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

Note 1(a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declaration by the Chief Executive Officer and the Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

Ted Evans AC	Gail Kelly
Chairman	Managing Director &
Chief Executive Officer
Sydney
2 November 2011

290   Westpac Group

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

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac’s internal control over financial reporting as of 30 September 2011 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that Westpac’s internal control over financial reporting as of 30 September 2011 was effective.

The effectiveness of Westpac’s internal control over financial reporting as of 30 September 2011 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

Annual Report 2011   291

Independent Auditor’s report to the members of Westpac Banking Corporation

Report on the financial report

We have audited the accompanying financial report of Westpac Banking Corporation (the ‘Corporation’), which comprises the balance sheet as at 30 September 2011, and the income statement, the statement of comprehensive income, the statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both the Corporation and the Westpac Banking Corporation Group (the Consolidated Entity). The Consolidated Entity comprises the Corporation and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the Corporation are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the consolidated financial statements and notes comply with International Financial Reporting Standards.

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

(i) giving a true and fair view of the Corporation’s and the Consolidated Entity’s financial position as at 30 September 2011 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

b.	the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

292   Westpac Group

Statutory statements

Report on the Remuneration Report

We have audited the Remuneration Report included in the Directors’ report in Section 1 of this Annual Report for the year ended 30 September 2011. The directors of the Corporation are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion
In our opinion, the Remuneration Report of the Corporation for the year ended 30 September 2011, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Ian Hammond
Partner

Anne Loveridge
Partner

Sydney, Australia
2 November 2011

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

Annual Report 2011   293

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Westpac Banking Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements present fairly, in all material respects, the financial position of Westpac Banking Corporation (the ‘Corporation’) and its subsidiaries at 30 September 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of 30 September 2011, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading ‘Management’s Report on Internal Control over Financial Reporting’ in the accompanying Annual Report. Our responsibility is to express opinions on these financial statements and on the Corporation’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

294   Westpac Group

Statutory statements

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
2 November 2011

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

Annual Report 2011   295

This page has intentionally been left blank.

296   Westpac Group

Section 4

Shareholding information

Additional information

Information for shareholders

Glossary of abbreviations and defined terms

Contact us

Annual Report 2011    297

Shareholding information

Westpac ordinary shares

Top 20 ordinary shareholders as at 4 October 2011

	Number of Fully Paid Ordinary Shares	% Held
HSBC Custody Nominees (Australia) Limited	457,678,453	15.10
JP Morgan Nominees Australia Limited	371,801,509	12.27
National Nominees Limited	322,630,545	10.65
Citicorp Nominees Pty Limited	139,374,084	4.60
Cogent Nominees Pty Limited	57,080,520	1.88
RBC Global Services Australia Nominees Pty Limited	56,189,223	1.85
AMP Life Limited	24,942,451	0.82
Australian Foundation Investment Company Limited	18,386,232	0.61
UBS Private Clients Australia Nominees Pty Limited	15,912,784	0.53
Australian Reward Investment Alliance	13,083,212	0.43
Bond Street Custodians Limited	11,592,302	0.38
UBS Nominees Pty Limited	11,269,938	0.37
Queensland Investment Corporation	11,237,063	0.37
Milton Corporation Limited	10,419,617	0.34
Argo Investments Limited	9,171,851	0.30
Perpetual Trustee Company Limited	8,192,956	0.27
Invia Custodian Pty Limited	6,754,364	0.22
Tasman Asset Management Limited	5,488,378	0.18
Navigator Australia Limited	5,470,338	0.18
Questor Financial Services Limited	4,484,596	0.15
Total of Top 20 registered shareholders	1,561,160,416	51.52

As at 4 October 2011 there were 572,106 holders of our ordinary shares compared to 561,023 in 2010 and 538,953 in 2009. Ordinary shareholders with a registered address in Australia held approximately 98% of our fully paid share capital at 4 October 2011 (approximately 98% in 2010 and 98% in 2009).

Substantial shareholders as at 4 October 2011

As at 4 October 2011 there were no shareholders who had a ‘substantial holding’ of our shares within the meaning of the Corporations Act. A person has a substantial holding of our shares if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The above table of the Top 20 ordinary shareholders includes shareholders that may hold shares for the benefit of third parties.

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

At 30 September 2011, our Directors and Executive Officers owned beneficially, directly or indirectly, an aggregate of 3,218,277 (0.11%) of the fully paid ordinary shares outstanding.

298   Westpac Group

Shareholding information

Analysis by range of holdings of ordinary shares as at 4 October 2011

			Number of Holders		Number of		Number of holders
			of Fully Paid		Fully Paid		of Share Options
Number of Shares			Ordinary Shares	%	Ordinary Shares	%	and Rights
1	–	1,000	315,912	55.22	132,768,680	4.38	85
1,001	–	5,000	198,406	34.68	453,084,970	14.95	186
5,001	–	10,000	34,384	6.01	241,803,297	7.98	61
10,001	–	100,000	22,718	3.97	481,200,111	15.88	98
100,001 and over			686	0.12	1,721,368,958	56.81	28
Totals			572,106	100.00	3,030,226,016	100.00	458

There were 13,590 shareholders holding less than a marketable parcel ($500) based on a market price of $19.34 at the close of trading on 4 October 2011.

Voting rights of ordinary shares

Holders of our fully paid ordinary shares have, at general meetings (including special general meetings), one vote on a show of hands and, upon a poll, one vote for each fully paid ordinary share held by them.

Westpac Stapled Preferred Securities

Westpac SPS

Top 20 holders of Westpac SPS as at 4 October 2011

	Number of Westpac SPS	% Held
BT Portfolio Services Limited	497,981	4.81
HSBC Custody Nominees (Australia) Limited	318,098	3.07
UBS Wealth Management Australia Nominees Pty Limited	270,509	2.61
JP Morgan Nominees Australia Limited	234,630	2.26
Navigator Australia Limited	199,633	1.93
Bond Street Custodians Limited	194,191	1.87
Invia Custodian Pty Limited	171,203	1.65
Nulis Nominees (Australia) Limited	106,718	1.03
Perpetual Trustee Company Limited	99,254	0.96
Netwealth Investments Limited	80,875	0.78
JMB Pty Limited	80,800	0.78
Eastcote Pty Limited	80,000	0.77
Wiser Equity Pty Limited	80,000	0.77
Avanteos Investments Limited	74,466	0.72
Hayson Super Investment Pty Limited	70,000	0.68
Namrog Investments Pty Limited	60,000	0.58
National Nominees Limited	58,475	0.56
Burrawong Investments Pty Limited	50,000	0.48
Country Employment Services Pty Limited	50,000	0.48
Domer Mining Company Pty Limited	50,000	0.48
Total of top 20 registered holders	2,826,833	27.28

Analysis by range of holdings of Westpac SPS as at 4 October 2011

			Number of Holders of		Number of
Number of Securities			Westpac SPS	%	Westpac SPS	%
1	–	1,000	14,223	91.95	4,408,544	42.54
1,001	–	5,000	1,089	7.04	2,410,783	23.26
5,001	–	10,000	90	0.58	707,485	6.83
10,001	–	100,000	61	0.39	1,755,052	16.94
100,001 and over			5	0.03	1,080,806	10.43
Totals			15,468	100.00	10,362,670	100.00

There were six security holders holding less than a marketable parcel of Westpac SPS based on a market price of $99.46 at the close of trading on 4 October 2011.

Annual Report 2011    299

Westpac SPS II

Top 20 holders of Westpac SPS II as at 4 October 2011

	Number of Westpac SPS II	% Held
BT Portfolio Services Limited	416,340	4.58
Namrog Investments Pty Limited	250,000	2.75
Invia Custodian Pty Limited	234,580	2.58
Bond Street Custodians Limited	158,661	1.75
UBS Wealth Management Australia Nominees Pty Limited	140,445	1.55
UCA Cash Management Fund Limited	135,101	1.49
Navigator Australia Limited	129,065	1.42
Questor Financial Services Limited	128,227	1.41
Avanteos Investments Limited	112,498	1.24
HSBC Custody Nominees (Australia) Limited	109,686	1.21
BKI Investment Company Limited	90,165	0.99
Perpetual Trustee Company Limited	79,499	0.88
Amelvan Pty Limited	78,898	0.87
RBC Dexia Investor Services Australia Nominees Pty Limited	69,311	0.76
Nulis Nominees (Australia) Limited	65,832	0.72
Alsop Pty Limited	60,000	0.66
Fortis Clearing Nominees Pty Limited	56,476	0.62
Dimbulu Pty Limited	51,000	0.56
Domer Mining Company Pty Limited	50,000	0.55
Randazzo C&G Developments Pty Limited	50,000	0.55
Total of top 20 registered holders	2,465,784	27.15

Analysis by range of holdings of Westpac SPS II as at 4 October 2011

			Number of Holders of		Number of
Number of Securities			Westpac SPS II	%	Westpac SPS II	%
1	–	1,000	12,573	91.50	3,703,863	40.77
1,001	–	5,000	1,018	7.41	2,277,174	25.07
5,001	–	10,000	94	0.68	755,464	8.32
10,001	–	100,000	50	0.36	1,473,926	16.23
100,001 and over			6	0.04	872,851	9.61
Totals			13,741	100.00	9,083,278	100.00

There were two security holders holding less than a marketable parcel of Westpac SPS II based on a market price of $102.95 at the close of trading on 4 October 2011.

Voting rights of Westpac SPS and Westpac SPS II

In accordance with the terms of issue, holders of Westpac SPS and Westpac SPS II have no right to vote at any general meeting of Westpac except in the following circumstances:

a.      on a proposal:

–         to reduce the share capital of Westpac;

–         that affect rights attached to Westpac preference shares;

–         to wind up Westpac; or

–         for the disposal of the whole of the property, business and undertaking of Westpac.

b.      on a resolution to approve the terms of a share buy back agreement, other than a buy back agreement relating to Westpac preference shares;

c.      during a period in which a dividend (or part of a dividend) in respect of the Westpac preference shares is in arrears; and

d.      during the winding up of Westpac.

300   Westpac Group

Shareholding information

When entitled to vote at a general meeting of Westpac in respect of the matters listed above, holders of Westpac SPS and Westpac SPS II are entitled to exercise one vote on a show of hands and one vote for each Westpac SPS or Westpac SPS II held on a poll.

Holders of Westpac SPS and Westpac SPS II have the same rights as the holders of Westpac’s ordinary shares in relation to receiving notices, reports and financial statements, and attending and being heard at all general meetings of Westpac.

Domicile of ordinary shareholders as at 4 October 2011

			Number of	% of
	Number		Issued Shares	Issued Shares
	of Holders	% of Holdings	and Options	and Options
Australia	541,297	94.61	2,978,747,505	98.02
New Zealand	26,294	4.60	44,196,481	1.44
United Kingdom	1,759	0.31	3,988,107	0.13
United States	590	0.10	2,037,548	0.06
Other overseas	2,166	0.38	10,553,633	0.35
Totals	572,106	100.00	3,039,523,274	100.00

Domicile of holders of Westpac SPS as at 4 October 2011

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac SPS	Westpac SPS
Australia	15,460	99.95	10,356,166	99.94
New Zealand	3	0.02	795	0.01
United States	2	0.01	4,250	0.04
Other overseas	3	0.02	1,459	0.01
Total	15,468	100.00	10,362,670	100.00

Domicile of holders of Westpac SPS II as at 4 October 2011

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac SPS II	Westpac SPS II
Australia	13,734	99.95	9,081,153	99.98
New Zealand	4	0.03	1,250	0.01
United States	1	0.01	135	-
Other overseas	2	0.01	740	0.01
Total	13,741	100.00	9,083,278	100.00

Annual Report 2011    301

Market price information

The principal listing of our ordinary shares is on the ASX. American Depositary Shares (ADS), each representing five ordinary shares, are listed on the NYSE.

The tables below set forth, for the calendar periods indicated, the reported high and low market quotations for our ordinary shares on the ASX based on its daily official list and for our ADS on the NYSE.

	Per Ordinary Share in A$[1]		Per American Depositary Share in US$[1]
Financial year ending	High	Low	High	Low
September 2011	25.60	17.84	138.40	91.63
September 2010	28.43	20.56	133.15	87.70
September 2009	26.74	14.40	115.44	45.90
September 2008	31.32	18.36	141.98	85.28
September 2007	28.69	22.53	125.80	84.74

	Per Ordinary Share in A$		Per American Depositary Share in US$
Quarter ending	High	Low	High	Low
2011:
March	24.69	21.77	125.10	108.50
June	25.60	21.05	138.40	111.80
September	22.32	17.84	120.08	91.63
2010:
March	28.35	26.21	128.52	97.80
June	28.43	20.60	133.15	88.26
September	24.49	20.56	116.24	87.70
December	23.68	21.05	121.55	102.05
2009:
March	19.89	14.40	69.81	47.90
June	20.93	18.27	81.72	68.75
September	26.74	18.76	115.44	73.79
December	27.57	24.67	124.91	102.45
2008:
March	28.19	20.34	122.50	94.45
June	26.25	19.92	122.19	95.29
September	24.82	18.36	108.35	85.28
December	24.10	14.59	91.35	45.90

	Per Ordinary Share in A$		Per American Depositary Share in US$
Month ending – 2011	High	Low	High	Low
September	20.88	18.61	109.89	91.63
August	21.17	17.84	112.99	93.66
July	22.32	20.39	120.08	108.86
June	22.32	21.05	120.16	111.80
May	24.95	21.46	135.50	115.56
April	25.69	24.17	138.40	125.81

1             A$ market price information is intraday high and low trading prices. $US market price information is closing prices.

302   Westpac Group

Shareholding information

Fees and charges payable by a holder of Westpac ADS

The depositary for Westpac’s ADS program, JPMorgan Chase Bank, N.A. (the Depositary), collects fees for delivery and surrender of ADS directly from investors depositing ordinary shares or surrendering ADS for the purpose of withdrawal or from intermediaries acting for them. The Depositary may also collect fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees.

The charges of the Depositary payable by investors are as follows:

Type of Service	Depositary Actions	Fee
Depositing or substituting the underlying shares

Delivery of ADS against the deposit of ordinary shares, including deposits and issuances in respect of:

▪   share distributions, stock splits, rights, mergers; and

▪   exchange of securities or other transactions or events or other distribution affecting the ADS or deposited securities.

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
Expenses of the Depositary

Expenses incurred on behalf of Holders in connection with:

▪   taxes and other governmental charges;

▪   cable, telex and facsimile transmission/delivery;

▪   transfer or registration fees, if applicable, for the registration of transfers or underlying ordinary shares; and

▪   expenses of the Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency).

Expenses payable at the sole discretion of the Depositary by billing holders or by deducting charges from one or more cash dividends or other cash distributions

Fees and payments made by the Depositary to Westpac

The Depositary has agreed to reimburse certain Westpac expenses related to Westpac’s ADS program and incurred by Westpac in connection with the program, subject to certain limits. In the year ended 30 September 2011, no amounts were reimbursed to Westpac, or amounts paid on its behalf to third parties by the Depositary. The table below sets out the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed in the year ended 30 September 2011.

Reimbursed for the Year Ended 30 September 2011
Category of Expense Reimbursed to Westpac	US$’000s
Investor relations	-
NYSE listing fees	-
Total	-

Under certain circumstances, including removal of the Depositary or termination of the ADS program by Westpac, Westpac is required to repay the Depositary certain amounts reimbursed and/or expenses paid to or on behalf of Westpac. The Depositary has also agreed to waive certain of its fees for standard costs associated with the maintenance and administration of the ADS program.

Annual Report 2011   303

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

b.      the financial sanctions administered by the RBA in accordance with the Banking (Foreign Exchange) Regulations 1959, specifically, in relation to transactions involving the transfer of funds or payments to, by the order of, or on behalf of specified:

–         supporters of the former Federal Republic of Yugoslavia (the Milosevic regime);

–         ministers and senior officials associated with the Mugabe regime in Zimbabwe;

–         entities and an individual associated with the Democratic People’s Republic of Korea;

–         specified Iranian entities and persons;

–         certain individuals and entities associated with the former Qadhafi regime in Libya;

–         figures, supporters and associates of the Burmese regime; and

–         certain individuals and entities associated with the Syrian regime,

which are prohibited without the prior approval of the RBA.

c.      the United Nations Security Council (UNSC) financial sanctions administered by the Department of Foreign Affairs and Trade (DFAT) including:

–         Terrorist Asset Freezing Regime
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

–         Country-based sanctions
Under the Charter of the United Nations Act 1945 and associated regulations, UNSC financial sanctions have been implemented. It is an offence to use or deal with funds, financial assets or economic resources of persons or entities associated with certain countries designated by the UNSC. It is also a criminal offence to make assets available to such persons or entities.

Limitations affecting security holders

The following Australian laws impose limitations on the right of non-residents or non-citizens of Australia to hold, own or vote Westpac shares. All these limitations apply to the holders of the American Depositary Receipts (ADR) evidencing ADS, issued by our Depositary in the United States.

Foreign Acquisitions and Takeovers Act 1975

Acquisitions of interests in shares in Australian companies by foreign interests are subject to review and approval by the Treasurer of Australia under the Australian Government’s foreign investment policy, and where required, the Foreign Acquisitions and Takeovers Act 1975 (Cth). That legislation applies to any acquisition by a foreign person, including a corporation or group of associated foreign persons, which results in ownership of 15% or more of the issued shares of an Australian company or the ability to control 15% or more of the total voting power. In addition, the legislation applies to any acquisition by a foreign person that would result in non-associated foreign persons having, together with any associate or associates of any of them, in the aggregate, 40% or more of the total voting power or ownership of an Australian company. The legislation requires any persons proposing to make any such acquisition to first notify the Treasurer of their intention to do so. Where such an acquisition has already occurred, the Treasurer has the power to order divestment.

Financial Sector (Shareholdings) Act 1998

The Financial Sector (Shareholdings) Act 1998 (Cth) imposes restrictions on shareholdings in Australian financial sector companies (which includes Westpac). Under that legislation a person (including a corporation) may not hold more than a 15% ‘stake’ in a financial sector company without prior approval from the Treasurer of Australia. A person’s stake in a financial sector company is equal to the aggregate of the person’s voting power in the company and the voting power of the person’s associates. The concept of voting power is very broadly defined. The Treasurer may approve a higher percentage stake if the Treasurer is satisfied that it is in the national interest to do so.

In addition, even if a person’s stake in a financial sector company does not exceed the 15% limit, the Treasurer has the power to declare that a person has ‘practical control’ of a financial sector company and require the person to relinquish that control or reduce their stake in that company.

Corporations Act 2001

The Corporations Act 2001 (Cth) prohibits any person (including a corporation) from acquiring a relevant interest in our voting shares if, after the acquisition, that person or any other person would be entitled to exercise more than 20% of the voting power in our shares. The prohibition is subject to certain limited exceptions. In addition, under the Corporations Act, any person who begins to have, or ceases to have, a substantial holding in us, or if any person already has a substantial holding and there is a movement of at least 1% in their holding, is required to give a notice to us and to the ASX providing certain prescribed information, including their name and address and details of their relevant interests in our voting shares. Such notice must, generally, be provided within two business days.

304   Westpac Group

Shareholding information

A person will have a substantial holding if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The concepts of ‘associate’ and ‘relevant interest’ are broadly defined in the Corporations Act and investors are advised to seek their own advice on their scope. In general terms, a person will have a relevant interest in a share if they:

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

Annual Report 2011   305

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

Generally, subject to two exceptions, a non-resident disposing of shares in an Australian public company will be free from income tax in Australia. The main exceptions are:

▪         shares held as part of a trade or business conducted through a permanent establishment in Australia. In such a case, any profit on disposal would be assessable to ordinary income tax. Losses would constitute an allowable deduction; and

▪         shares held in public companies where the shareholder and its associates have held (for at least 12 months in the 24 months prior to disposal) a holding of 10% or more in the company and more than 50% of the company’s assets are represented by interests in Australian real property (which is unlikely to be the case for Westpac). In such a case, capital gains tax would apply.

United States taxation

The following discussion is a summary of certain United States federal income tax implications of the ownership and dispositions of ordinary shares (including ADS) by US holders (as defined below) that hold the ordinary shares as capital assets. This discussion is based on the US Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed regulations, published rulings and court decisions, and the Tax Treaty, all as currently in effect and all of which are subject to change, possibly on a retroactive basis.

This discussion is intended only as a descriptive summary. It does not purport to be a complete analysis of all the potential United States federal income tax consequences of owning and disposing of ordinary shares and does not address United States federal income tax considerations that may be relevant to US holders subject to special treatment under United States federal income tax law (such as banks, insurance companies, real estate investment trusts, regulated investment companies, dealers in securities, tax-exempt entities, retirement plans, certain former citizens or residents of the United States, persons holding ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a ‘functional currency’ other than the US dollar, persons that own 10% or more (by voting power) of our stock or persons that generally mark their securities to market for United States tax purposes). We recommend investors consult their own tax advisers concerning the implications of owning and disposing of ordinary shares.

For purposes of this discussion you are a US holder if you are a beneficial owner of ordinary shares and you are for United States federal income tax purposes:

▪         an individual that is a citizen or resident of the United States;

▪         corporation created or organised in or under the laws of the United States or any state thereof or the District of Columbia;

▪         an estate, the income of which is subject to United States federal income taxation regardless of its source; or

▪        a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorised to control all substantial decisions of the trust, or certain electing trusts that were in existence on 19 August 1996 and were treated as domestic trusts on that date.

If an entity treated as a partnership for United States federal income tax purposes owns the ordinary shares, the United States federal income tax implications of the ownership and disposition of ordinary shares will generally depend upon the status and activities of such partnership and its partners. Such an entity should consult its own tax adviser concerning the United States federal income tax implications to it and its partners of owning and disposing of ordinary shares.

306   Westpac Group

Shareholding information

Taxation of dividends

Under the United States federal income tax laws, if you are a US holder, you must include in your gross income as a dividend the gross amount of any distributions paid by us out of our current or accumulated earnings and profits (as determined for United States federal income tax purposes) without reduction for any Australian tax withheld from such distribution. If you are a non-corporate US holder, dividends paid to you in taxable years beginning on or before 31 December 2012 that constitute qualified dividend income generally will be taxable to you at a maximum tax rate of 15% so long as certain holding period and other requirements are met. Dividends we pay with respect to the ordinary shares generally will be qualified dividend income. Each non-corporate US holder should consult its own tax advisor regarding the possible applicability of the reduced tax rate and the related restrictions and special rules.

Dividends paid by us constitute ordinary income that must be included in income when actually or constructively received. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporate shareholders with respect to dividends received from US corporations. The amount of the dividend that you must include in your income as a US holder will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is included in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss generally will be income from sources within the United States for foreign tax credit limitation purposes. Distributions on an ordinary share in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in such ordinary share and thereafter as capital gain.

Subject to certain limitations, the Australian tax withheld in accordance with the Tax Treaty and paid over to Australia will be creditable against your United States federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. A US holder that does not elect to claim a US foreign tax credit for Australian income tax withheld may instead claim a deduction for such withheld tax, but only for a taxable year in which the US holder elects to do so with respect to all non-US income taxes paid or accrued in such taxable year.

Dividends generally will be income from sources outside the United States for foreign tax credit limitation purposes. Under the foreign tax credit rules, dividends will, depending on your circumstances, be ‘passive category’ or ‘general category’ income for purposes of computing the foreign tax credit.

The rules relating to US foreign tax credits are very complex, and each US holder should consult its own tax adviser regarding the application of such rules.

Taxation of capital gains

If you sell or otherwise dispose of your ordinary shares, you will recognise capital gain or loss for United States federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your ordinary shares. Capital gain of a non-corporate US holder is generally taxed at a maximum rate of 15% if recognised before 1 January 2013 if the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. Such capital gain or loss generally will be income from sources within the United States, for foreign tax credit limitation purposes.

Passive foreign investment company considerations

We believe that we will not be treated as a passive foreign investment company (PFIC) for United States federal income tax purposes, and this discussion assumes we are not a PFIC. However, the determination as to whether we are a PFIC is made annually at the end of each taxable year and therefore could change. If we were to be treated as a PFIC, a US holder of ordinary shares could be subject to certain adverse tax consequences.

Disclosure requirements for specified foreign financial assets

Individual US holders (and certain US entities specified in US Internal Revenue Service (IRS) guidance) who, during any taxable year, hold any interest in any specified foreign financial asset generally will be required to file with their US federal income tax returns a statement setting forth certain information if the aggregate value of all such assets exceeds US$50,000. ‘Specified foreign financial asset’ generally includes any financial account maintained with a non-US financial institution and may also include the ordinary shares if they are not held in an account maintained with a US financial institution. Substantial penalties may be imposed, and the period of limitation on assessment and collection of US federal income taxes may be extended, in the event of a failure to comply. US holders should consult their own tax advisers as to the possible application to them of this filing requirement.

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

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against a US holder’s United States federal income tax liability if the required information is furnished by the US holder on a timely basis to the IRS.

Annual Report 2011   307

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

Under clause 9.7 of our constitution, the maximum aggregate amount of annual remuneration to be paid to our Non-executive Directors must be approved by our shareholders. This aggregate amount is paid to the Non-executive Directors in such manner as the Board from time to time determines. Directors’ remuneration is one of the exceptions under section 191 of the Corporations Act to the prohibitions against being present and voting on any matter in which a Director has a material personal interest.

b.      without affecting the validity of any contract or arrangement.

308   Westpac Group

Additional information

Directors’ borrowing powers

Clause 10.2 of our constitution empowers our Directors, as a Board, to exercise all the powers of Westpac to borrow or raise money, to charge any property or business of Westpac or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of Westpac or of any other person. Such powers may only be changed by amending the constitution, which requires a special resolution (that is, a resolution passed by at least 75% of the votes cast by members entitled to vote on the resolution and notice of which has been given in accordance with the Corporations Act).

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

If any dividends are returned unclaimed, we are generally obliged, under the Unclaimed Money Act 1995 (NSW), to hold those amounts as unclaimed monies for a period of six years. If at the end of that period the monies remain unclaimed by the shareholder concerned, we must remit by 31 October in each year those monies to the Office of State Revenue. Upon such payment being made, we are discharged from further liability in respect of that amount.

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

Annual Report 2011   309

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

Under the Corporations Act, however, any person who begins or ceases to have a substantial holding of our shares must notify us within two business days after they become aware of that information. A further notice must be given to us if there is an increase or decrease of 1% in a person’s substantial holding. Copies of these notices must also be given to the ASX. A person has a substantial holding of our shares if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. For more details, refer to the section ‘Corporations Act 2001’.

We also have a statutory right under the Corporations Act to trace the beneficial ownership of our shares by giving a direction to a shareholder, or certain other persons, requiring disclosure to us of, among other things, their own relevant interest in our shares and the name and address of each other person who has a relevant interest in those shares, the nature and extent of that interest and the circumstances that gave rise to that other person’s interest. Such disclosure must, except in certain limited circumstances, be provided within two business days after the direction is received.

Australian Company and Business Numbers

All Australian companies have a unique nine-digit identifier, referred to as an Australian Company Number (ACN), which must be included on public documents, eligible negotiable instruments and the company’s common seal. In addition, entities can apply for registration on the Australian Business Register and be allocated a unique eleven-digit identifier known as an Australian Business Number (ABN). For Australian companies, the last nine digits of their ABN are identical to their ACN. The ABN may be quoted on documents in lieu of the ACN.

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

310   Westpac Group

Additional information

Exchange rates

For each of the years indicated, the high, low, average and year-end noon buying rates1 for Australian dollars were:

	Year Ended 30 September
	2012²	2011	2010	2009	2008	2007
	(US$ per A$1.00)
High	1.0707	1.1026	0.9714	0.8824	0.9797	0.8855
Low	0.9453	0.9594	0.8172	0.6073	0.7831	0.7434
Average[3]	n/a	1.0318	0.9003	0.7400	0.9065	0.8163
Close (on 30 September)[4]	n/a	0.9744	0.9640	0.8824	0.7904	0.8855

For each of the months indicated, the high and low noon buying rates for Australian dollars were:

	Month
	October	September	August	July	June	May
	2011²	2011	2011	2011	2011	2011
	(US$ per A$1.00)
High	1.0707	1.0750	1.0930	1.1026	1.0737	1.0970
Low	0.9453	0.9744	1.0192	1.0565	1.0439	1.0496

[1]	The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

[2]	Through to 28 October 2011. On 28 October 2011, the noon buying rate was A$1.00 = US$1.0707.

[3]	The average is calculated by using the average of the exchange rates on the last day of each month during the period.

[4]	The noon buying rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. Refer to Note 1(a)(vi) to the financial statements.

Annual Report 2011    311

Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

WESTPAC BANKING CORPORATION

By:	/s/ Les Vance

Les Vance
Authorised Representative
Dated November 11, 2011

312    Westpac Group

Information for shareholders

Financial calendar		Annual General Meeting

Record date for final ordinary share dividend	11 November 2011[1]

The Westpac Annual General Meeting (AGM) will be held in the Bayside Auditorium, Level 1, at the Sydney Convention & Exhibition Centre, Darling Drive, Darling Harbour, on Wednesday, 14 December 2011, commencing at 10:00am.

The AGM will be webcast live on the internet at www.westpac.com.au/investorcentre and an archived version of the webcast will be placed on the website to enable the AGM proceedings to be viewed at a later time.

Annual General Meeting	14 December 2011

Final ordinary share dividend payable	19 December 2011

Record date for Westpac SPS and SPS II quarterly distribution	23 December 2011

Payment date for Westpac SPS and SPS II quarterly distribution	3 January 2012

Record date for Westpac SPS and SPS II quarterly distribution	23 March 2012

Half Year end	31 March 2012

Payment date for Westpac SPS and SPS II quarterly distribution	2 April 2012

Interim results and ordinary share dividend announcement	3 May 2012

Record date for interim ordinary share dividend	18 May 2012[2,3]

Record date for Westpac SPS and SPS II quarterly distribution	22 June 2012

Payment date for Westpac SPS and SPS II quarterly distribution	2 July 2012

Interim ordinary share dividend payable	2 July 2012[3]

Record date for Westpac SPS and SPS II quarterly distribution	22 September 2012

Year end	30 September 2012

Payment date for Westpac SPS and SPS II quarterly distribution	2 October 2012

Final results and ordinary share dividend announcement	5 November 2012

Record date for final ordinary share dividend	15 November 2012[4,5]

Annual General Meeting	13 December 2012[6]

Final dividend payable	20 December 2012[4]

[1]	Record date for 2011 final ordinary share dividend in New York – 10 November 2011.

[2]	Record date for 2012 interim ordinary share dividend in New York – 17 May 2012.

[3]	Dates will be confirmed at the time of announcing the 2012 interim results.

[4]	Dates will be confirmed at the time of announcing the 2012 final results.

[5]	Record date for 2012 final ordinary share dividend in New York – 14 November 2012.

[6]	Details regarding the location of this meeting and the business to be dealt with will be contained in the separate Notice of Meeting sent to shareholders in November 2012.

Annual Report 2011    313

Information for shareholders

Useful information	Westpac Investor Relations

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

Electronic communications

Shareholders can elect to receive the following communications electronically:

▪   Annual Review and Annual Report;

▪   Dividend statements when paid by direct credit or via Westpac’s Dividend Reinvestment Plan (DRP);

▪   Notices of Meetings and proxy forms; and

▪   Shareholder Newsletters and major company announcements.

Shareholders who wish to register their email address should go to www.westpac.com.au/investorcentre and click on ‘Register your email’ under ‘Shareholder News’, or contact the Westpac share registry. For registry contact details see opposite.

Online information

Australia

Westpac’s internet site www.westpac.com.au provides information for shareholders and customers, including:

▪   access to internet banking and online investing services;

▪   details on Westpac’s products and services;

▪   company history, results, economic updates, market releases and news; and

▪   corporate responsibility and Westpac in the community activities.

Investors can short cut to the Investor Centre at www.westpac.com.au/investorcentre. The Centre includes the current Westpac share price and charting, and links to the latest ASX announcements and Westpac’s share registries.

New Zealand

Westpac’s New Zealand internet site www.westpac.co.nz provides:

▪   access to internet banking services;

▪   details on products and services, including a comprehensive home buying guide;

▪   economic updates, news and information, key financial results; and

▪   sponsorships and other community activities.

Stock exchange listings

Westpac ordinary shares are listed on:

▪   Australian Securities Exchange, (code WBC);

▪   New York Stock Exchange (NYSE), as American Depositary Shares, (code WBK); and

▪   New Zealand Exchange Limited, (code WBC).

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

Depositary in USA for American Depositary Shares (ADS)[1]

Listed on New York Stock Exchange
(code WBK - CUSIP 961214301)

JPMorgan Chase Bank, N.A.
PO Box 64504, St Paul
MN 55164-0504, USA

ADS holder enquiries:
Telephone: 1 800 990 1135
(toll free: non-US callers will be charged IDD)
Telephone: +1 651 453 2128
(Hearing impaired: +1 866 700 1652)
Email: jpmorgan.adr@wellsfargo.com
Website: www.adr.com

[1]    Each ADS is comprised of five fully paid ordinary shares.

314    Westpac Group

Glossary of abbreviations and defined terms

AASB	Australian Accounting Standards Board

ABN	Australian Business Number

ABS	Asset-backed securities

ACCC	Australian Competition and Consumer Commission

ACN	Australian Company Number

ADI	Authorised Deposit-taking Institution

ADR	American Depositary Receipt

ADS	American Depositary Shares

AGAAP	Australian Generally Accepted Accounting Principles

AGM	Annual general meeting

A-IFRS	Australian Equivalents to International Financial Reporting Standards

AIRB	Advanced Internal Ratings Based

ALCO	Westpac Group Asset & Liability Committee

ALM	Asset and Liability Management

AMA	Advanced Measurement Approach

APRA	Australian Prudential Regulation Authority

APS	Australian Prudential Standard

ASIC	Australian Securities and Investments Commission

ASX	Australian Securities Exchange

ASX Limited	Operates under the brand name Australian Securities Exchange

ASXCGC	ASX Limited’s Corporate Governance Council

ATM	Automatic teller machines

ATO	Australian Taxation Office

AUSTRAC	Australian Transaction Reports and Analysis Centre

AUD	Australian dollar

BAC	Board Audit Committee

BBSW	Bank Bills Swap reset Rate

BCBS	Basel Committee on Banking Supervision

BankSA	Bank of South Australia

BoT	Board of Taxation

BRMC	Board Risk Management Committee

BTFG	BT Financial Group Australia

BTIM	BT Investment Management Limited

CAD	Canadian dollar

CAPs	Collectively assessed provisions

Capital Trust III	Westpac Capital Trust III

Capital Trust IV	Westpac Capital Trust IV

Cash EPS	Cash Earnings per share

CCC	Community Consultative Council

CCE	Commodity, Carbon and Energy trading

CDO	Credit default obligations

CDS	Credit default swap

CEO	Chief Executive Officer

CEOPP	Chief Executive Officer Performance Plan

CEO RSP	Chief Executive Officer Restricted Share Plan

CFO	Chief Financial Officer

CGU	Cash-generating unit

CHF	Swiss franc

CIR	Commissioner of Inland Revenue

CLO	Credit linked obligations

Corporations Act	Australian Corporations Act 2001

COSO	Committee of Sponsoring Organizations of the Treadway Commission

CPM	Credit Portfolio Management

CREDCO	Westpac Group Credit Risk Committee

CRG	Customer Risk Grade

CRO	Chief Risk Officer

CVA	Credit valuation adjustment

DFAT	Department of Foreign Affairs and Trade

DKK	Danish Krone

Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act

DRP	Dividend Reinvestment Plan

DVA	Derivative valuation adjustment

EAA	NSW Energy Administration Amendment (Water & Savings) Act 2005

EAD	Exposure at Default

EEO	Energy Efficiency Opportunities Act 2006 (Cth)

EFTPoS	Electronic Funds Transfer Point of Sale

EPS	Earnings per share

ESG	Environmental, Social and Governance

ESP	Employee Share Plan

EUR	European Union euro

FATCA	Foreign Account Taxation Compliance Act

FCS	Financial Claims Scheme

FFIs	Foreign Financial Institutions

FIRsTS	Fixed Interest Resettable Securities

FMTR	Financial Markets and Treasury Risk

FSB	Financial Stability Board

FTE	Full time equivalent employees

FUA	Funds under administration

FUM	Funds under management

Funding Trust III	Tavarua Funding Trust III

Funding Trust IV	Tavarua Funding Trust IV

FX	Foreign Exchange

GBP	British pound

GHG	Greenhouse gas

G-SIFI	Global systemically important financial institution

Hastings	Hastings Funds Management Limited

Henry Review	Australia’s Future Tax System Review

HKD	Hong Kong dollar

HS&W	Health, Safety and Wellbeing (HS&W)

IAPs	Individually Assessed Provisions

IASB	International Accounting Standards Board

IBA	International Banking Act of 1978

ICAA	Institute of Chartered Accountants in Australia

ICAAP	Internal Capital Adequacy Assessment Process

IFRS	International Financial Reporting Standards

IRRBB	Interest Rate Risk in the Banking Book

IRS	Internal Revenue Service

ISDA	International Swaps and Derivatives Association

Annual Report 2011    315

Glossary of abbreviations and defined terms

JPY	Japanese Yen

KMP	Key management personnel

LCR	Liquidity Coverage Ratio

LGD	Loss Given Default

LIASB	Life Insurance Actuarial Standard Board

LIBOR	London InterBank Offer Rate

LTI	Long-term incentive

LTIFR	Lost time injury frequency rate

LVR	Loan to value ratio

MARCO	Westpac Group Market Risk Committee

MRM	Market Risk Management

Moody’s	Moody’s Investors Service

NaR	Net interest income-at-risk

NII	Net interest income

NOK	Norwegian krone

NPS	Net Promoter Score

NSFR	Net Stable Funding Ratio

NYSE	New York Stock Exchange

NZ	New Zealand

NZD	New Zealand dollar

NZ ETS	New Zealand Emissions Trading Scheme

NZSX	New Zealand Stock Exchange

NZX	New Zealand Exchange

OBR	Open Bank Resolution

OHS	Occupational Health and Safety

OPCO	Westpac Group Operational Risk and Compliance Committee

OTC	Over the Counter

PD	Probability of Default

PFIC	Passive foreign investment company

PwC	PricewaterhouseCoopers

QFEs	Qualifying financial entities

RAMS	RAMS Home Loans

RBA	Reserve Bank of Australia

RBNZ	Reserve Bank of New Zealand

RECs	Renewable energy certificates

RMBS	Residential Mortgage Backed Securities

ROC	Westpac Group Remuneration Oversight Committee

RSP	Restricted Share Plan

S&P	Standard & Poor’s

SCG	Specialised Capital Group

SEC	US Securities and Exchange Commission

SGD	Singapore dollar

SGPSF	St.George Staff sub-plan of the Plum Superannuation Fund

SIFI	Systematically important financial institution

SIPs	Strategic Investment Priorities, an investment portfolio of 15 major strategic programs aimed at delivering business and technology capabilities across the Group to improve the customer experience

SME	Small to medium enterprises

SOSPS	Senior Officers’ Share Purchase Scheme

SOX	Sarbanes Oxley Act 2002

SPS	Stapled Preferred Securities

SPVs	Special purpose vehicles

SRAs	Settlement Residue Auctions

SSCM	Sustainable and Supply Chain Management

St.George	St.George Bank Limited and its subsidiaries, unless context clearly means just St.George Bank Limited

STI	Short-term incentive

TCE	Total committed exposures

The Group	Westpac Banking Corporation Group

TOFA	Taxation of financial arrangements rules contained in the Tax Laws Amendment (Taxation of Financial Arrangements) Act 2009

TPS 2003	Trust Preferred Securities 2003

TPS 2004	Trust Preferred Securities 2004

TPS 2006	Trust Preferred Securities 2006

TSR	Total shareholder return

UKSS	UK Staff Superannuation Scheme

UN PRI	United Nations Principles for Responsible Investment

UNSC	United Nations Security Council

US	United States

USD	American dollar

US Federal Reserve	US Federal Reserve System

VaR	Value at risk

WAL	Weighted average life

WBC	Westpac Banking Corporation

WIB	Westpac Institutional Bank

WNZL	Westpac New Zealand Limited

WNZS	Westpac New Zealand Superannuation Scheme

WPP	Westpac Performance Plan

Westpac RBB	Westpac Retail & Business Banking

WRP	Westpac Reward Plan

WSNZL	Westpac Securities NZ Limited

WSSP	Westpac Staff Superannuation Plan

WNZSHL	Westpac NZ Securitisation Holdings Limited

WNZSL	Westpac NZ Securitisation Limited

ZAR	South African rand

316    Westpac Group

Item 19. Exhibits Index

1.	Constitution (as amended) incorporated by reference to our Form 6-K/A filed on 20 December 2007.

4(c).1	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2001.

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

4(c).7	Senior Officers’ Share Purchase Scheme Rules, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2006.

4(c).8	Employment Agreement between Westpac Banking Corporation and Rob Coombe dated 6 October 2004, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2005.

7.	Computation of ratios of earnings to fixed charges.

8.	List of controlled entities – refer note 38 to the financial statements in this Annual Report.

11.	Code of ethics, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2006.

12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.

13.	Certifications pursuant to 18 U.S.C. Section 1350.

15.	Auditor consent dated 2 November 2011.

Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.