Form 20-F
period 2012-09-30
WESTPAC BANKING CORP
filed 2012-11-13
CIK 719245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2012

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 2.25% Notes due November 19, 2012, 2.10% Notes due August 2, 2013, 1.85% Notes due December 9, 2013, Floating Rate Notes due 2013, 4.20% Notes due February 27, 2015, 3.00% Notes due August 4, 2015, 1.125% Notes due September 2015, Floating Rate Notes due September 2015, 3.0% Notes due December 9, 2015, 2.0% Notes due August 2017, 4.625% Subordinated Notes due 2018, 4.875% Notes due November 19, 2019 and notes issued from time to time under our Retail Medium-Term Notes program (Registration Statement No. 333-172579)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares	3,080,192,894 fully paid

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

Yes ☐     No ☒

WESTPAC GROUP

2012 ANNUAL REPORT

US FORM 20-F

TABLE OF CONTENTS

Annual Report
Form 20-F cross-reference index	2
Guide 3 cross-reference index	4
Section 1	5
Information on Westpac	6
Business strategy	6
Westpac’s approach to sustainability	9
Five year non-financial summary	11
Outlook	13
Significant developments	14
Corporate governance	22
Directors’ report	40
Remuneration report	51
Section 2	73
Five year summary	74
Reading this report	75
Review of Group operations	77
Income statement review	79
Balance sheet review	88
Capital resources	92
Commitments	93
Divisional performance	95
Australian Financial Services	98
Westpac Retail & Business Banking	99
St.George Banking Group	101
BT Financial Group (Australia)	103
Westpac Institutional Bank	105
Westpac New Zealand	106
Other divisions	108
Risk and risk management	113
Risk factors	113
Risk management	118
Credit risk	118
Liquidity risk	121
Market risk	122

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

Operational and compliance risk	123
Other risks	123
Other Westpac business information	126
Section 3	129
Financial statements	130
Notes to the financial statements	135
Statutory statements	291
Section 4	297
Shareholding information	298
Additional information	309
Information for shareholders	314
Glossary of abbreviations and defined terms	316

2012 WESTPAC GROUP ANNUAL REPORT	1

FORM 20-F CROSS-REFERENCE INDEX

(for the purpose of filing with the United States Securities and Exchange Commission)

20-F item number and description		Page
Part I
Item 1.	Identity of directors, senior management and advisers	Not applicable
Item 2.	Offer statistics and expected timetable	Not applicable
Item 3.	Key information
	Selected financial data	74, 79, 88–89, 312
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	113–118
Item 4.	Information on Westpac
	History and development of Westpac	6, 13–19
	Business overview	6–9, 13–21
	Organisational structure	7–8, 276–278
	Property, plant and equipment	126
Item 4A.	Unresolved staff comments	Not applicable
Item 5.	Operating and financial review and prospects
	Operating results	77–92, 95–112
	Liquidity and capital resources	92–94, 121, 123–125
	Research and development, patents, licences etc.	Not applicable
	Trend information	79–92, 95–112
	Off-balance sheet arrangements	125
	Tabular disclosure of contractual obligations	93
	Safe harbor	75
Item 6.	Directors, senior management and employees
	Directors and senior management	40–45, 47–48
	Compensation	51–69, 280–289
	Board practices	24–37, 40–43
	Employees	126
	Share ownership	47–48, 280–289
Item 7.	Major equity holders and related party transactions
	Major equity holders	298–302
	Related party transactions	127, 280
	Interests of experts and counsel	Not applicable
Item 8.	Financial information
	Consolidated statements and other financial information	129–296
	Significant changes	14–19, 290
Item 9.	The offer and listing
	Offer and listing details	303
	Plan of distribution	Not applicable
	Markets	314
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expenses of the issue	Not applicable

2	2012 WESTPAC GROUP ANNUAL REPORT

FORM 20-F CROSS-REFERENCE INDEX

(for the purpose of filing with the United States Securities and Exchange Commission)

Page

Item 10.	Additional information
	Share capital	Not applicable
	Memorandum and articles of association	309–311
	Material contracts	267–268
	Exchange controls	305–306
	Taxation	306–308
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	311
	Subsidiary information	Not applicable
Item 11.	Quantitative and qualitative disclosures about market risk	122, 236–239, 255
Item 12.	Description of securities other than equity securities
	Debt securities	Not applicable
	Warrants and rights	Not applicable
	Other securities	Not applicable
	American depositary shares	304
Part II
Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable
Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
Item 15.	Controls and procedures	125, 292, 295–296
Item 16A.	Audit committee financial expert	31
Item 16B.	Code of ethics	28–30
Item 16C.	Principal accountant fees and services	32, 266
Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable
Item 16E.	Purchases of equity securities by the issuer and affiliated purchasers	93, 185–186
Item 16F.	Changes in Registrant’s certifying accountant	Not applicable
Item 16G.	Corporate governance	22
Item 16H.	Mine safety disclosure	Not applicable

Part III
Item 17. & 18.	Financial statements	129–290
Item 19.	Exhibits
Consolidated income statements for the years ended 30 September 2012, 2011 and 2010		130
Consolidated balance sheets as at 30 September 2012 and 2011		132
Consolidated statements of comprehensive income for the years ended 30 September 2012, 2011 and 2010		131
Consolidated statements of cash flows for the years ended 30 September 2012, 2011 and 2010		134
Notes to the financial statements		135–290
Management’s report on the internal control over financial reporting		292
Report of independent registered public accounting firm		293–296

2012 WESTPAC GROUP ANNUAL REPORT	3

GUIDE 3 CROSS-REFERENCE INDEX

Page
Part I Distribution of assets, liabilities and stockholders’ equity: interest rates and interest differential
Average balance sheets	88, 197–200
Analysis of net interest earnings	80–81, 197–200
Volume and rate movement	80, 197–200
Part II Investment portfolio
Book value of investments	161
Maturity profile	162, 233–234
Book value and market value > 10% of shareholders	161
Part III Loan portfolio
Types of loans	163–164
Maturities and sensitivities of loans to changes in interest rates	165
Risk elements
Non-accrual, past due and restructured loans	91–92, 224–225
Potential problem loans	91–92
Foreign outstandings	120
Loan concentrations	118–119
Other interest bearing assets	160–162, 217
Part IV Summary of loan loss experience
Analysis of the allowance for loan losses	166–169
Allocation of the allowance for loan losses	166–169
Part V Deposits	177–178
Part VI Return on equity and assets	74, 89
Part VII Short-term borrowings	180–181

4	2012 WESTPAC GROUP ANNUAL REPORT

01

INFORMATION ON WESTPAC

CORPORATE GOVERNANCE

DIRECTORS’ REPORT

REMUNERATION REPORT

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

We were founded in 1817 and were the first bank established in Australia. In 1850 we were incorporated as the Bank of New South Wales by an Act of the New South Wales Parliament. In 1982 we changed our name to Westpac Banking Corporation following our merger with the Commercial Bank of Australia. On 23 August 2002, we were registered as a public company limited by shares under the Australian Corporations Act 2001 (Cth) (Corporations Act).

As at 30 September 2012, our market capitalisation was $76.5 billion3 and we had total assets of $675 billion.

Business strategy

Westpac’s vision is ‘To be one of the world’s great companies, helping our customers, communities and people to prosper and grow’.

Our strategy seeks to deliver on this vision by providing superior returns for our shareholders, building deep and enduring customer relationships, being a leader in the community and being a place where the best people want to work.

In delivering on our strategy we are focused on our core markets of Australia, New Zealand and the near Pacific, where we provide a comprehensive range of financial products and services that assist us in meeting all the financial services needs of our customers. With our strong position in these markets, and nearly 12 million customers, our focus is on organic growth, growing customer numbers in our chosen segments and building stronger and deeper customer relationships.

A key element of this approach is our portfolio of financial services brands which enables us to appeal to a broader range of customers, and provides us with the strategic flexibility to offer solutions that better meet individual customer needs.

In implementing this strategy, we seek to grow customer numbers in chosen segments and increase the number of products per customer with a specific focus on deposits, and wealth and insurance cross sell.

Asia is an important market for us and we are progressively building our presence and capability across the region to better support Australian and New Zealand customers operating, trading and transacting in the region, along with Asian customers seeking financial solutions and services in Australia and New Zealand.

While continuing to build the business, the more challenging financial services environment has required us to focus on strengthening our financial position while at the same time improving efficiency. This strengthening has involved lifting the level and quality of our capital, improving our funding and liquidity position and maintaining a high level of asset quality and provisioning.

While we currently have a relatively low cost to income ratio, we continue to seek opportunities to streamline and simplify our business, to improve the quality of experience for customers and reduce our unit costs.

Our sustainability strategy supports this approach by anticipating and shaping the most pressing emerging social issues where we have the skills and experience to make a meaningful difference and drive business value. These areas are:

▪          anticipating the big shifts of demographic and cultural change and their impact on our workplace and customers;

▪          creating economic solutions to environmental challenges; and

▪          helping customers achieve sustainable financial futures in a changed landscape.

Our approach seeks to make sustainability part of the way we do business, embedded in our strategy, values, culture and processes.

We believe that successful execution of our strategy will lead to higher revenue per customer and strong credit quality (because we know our customers very well) and a superior cost profile.

Supporting our customer focused strategy is a strong set of company-wide values, which are well embedded in our culture. These are:

▪          delighting customers;

▪          working as one team, valuing each other;

▪          acting with integrity;

▪          having the courage to deal with change; and

▪          achievement.

1            Refer to Note 38 to the financial statements for a list of our controlled entities as at 30 September 2012.

2            Contact details for our head office, major businesses and offshore locations can be found on the inside back cover.

3            Based on the closing share price of our ordinary shares on the ASX as at 28 September 2012.

6	2012 WESTPAC GROUP ANNUAL REPORT

INFORMATION ON WESTPAC

Strategic priorities

To meet the challenges of the current environment, and deliver on our strategy, we have a set of strategic priorities that are reviewed and refreshed each year. We will continue to manage these priorities in a balanced way with an appropriate mix of growth, return, risk and productivity. Our current strategic priorities are to:

a)  Maintain a strong company

▪          maintain strong levels of capital, to meet the needs of all our stakeholders and regulators;

▪          further strengthen our funding and liquidity position, including increasing the proportion of customer deposits in our funding base;

▪          maintain a high quality portfolio of assets, coupled with strong provisioning; and

▪          maintain a strong reputation and sustainability leadership.

b)  Reorient the business to higher growth/higher return sectors and segments

▪          targeted investment in higher growth sectors and segments, including deposits, the pre-retiree/retiree segment, along with the resources, trade, agribusiness and small business sectors;

▪          increase investment in our wealth businesses, including development of a new next generation funds platform; and

▪          building the reach and capability of our Asian network.

c) Continue building deeper customer relationships

▪          place customers at the centre of everything we do, with a focus on meeting their total financial needs, throughout their lives;

▪          drive a deposits first culture and further building the connectivity between wealth/insurance and banking;

▪          strengthen the skills of our people, to better support customers and their complete financial services needs; and

▪          drive digital innovation to better meet customer demands for more banking on the move.

d) Materially simplify products and processes

▪          complete the investment and implementation of the strategic investment priorities and the supplier programs;

▪         continue to enhance our digital offers to support more customers online and assist the Group in the move to smaller, more flexible and agile branch formats;

▪          simplify our products and processes and continue to drive continuous improvement; and

▪          focus on both revenue and cost productivity.

e) Strengthen our one team approach

▪          continuing the drive to a customer centred, high performance workforce and culture;

▪          strengthening the skills of our people, to better support customers’ complete financial services needs;

▪          empowering innovation and responsiveness to change; and

▪          continuing to enhance the diversity of our workforce.

Organisational structure

Our operations comprise the following key customer-facing business divisions operating under multiple brands serving around 12 million customers1.

▪          Australian Financial Services (AFS) is responsible for the Westpac Group’s Australian retail banking, business banking and wealth operations. AFS also includes the product and risk responsibilities for Australian Banking. It incorporates the operations of Westpac Retail & Business Banking (Westpac RBB), St.George Banking Group (St.George) and BT Financial Group Australia (BTFG), as follows:

–        Westpac RBB is responsible for sales and service for our consumer, small-to-medium enterprise (SME) customers and commercial customers (typically with turnover of up to $100 million) in Australia under the Westpac brand. Activities are conducted through Westpac RBB’s network of branches, business banking centres, and specialised consumer and business relationship managers, with the support of cash flow, financial markets and wealth specialists, customer service centres, automatic teller machines (ATMs) and internet channels;

–        St.George is responsible for sales and service for our consumer, business and corporate customers in Australia under the St.George, BankSA, Bank of Melbourne and RAMS brands. RAMS is a financial service group specialising in mortgages. Consumer activities are conducted through a network of branches, third-party distributors, call centres, ATMs, EFTPOS terminals and internet banking services. Business and corporate customers (businesses with facilities typically up to $150 million) are provided with a wide range of banking and financial products and services including specialist advice for cash flow finance, trade finance, automotive and equipment finance, property finance, transaction banking and treasury services. Sales and service activities for business and corporate customers are conducted by relationship managers via business banking centres, internet and customer service centre channels; and

1            All customers, primary and secondary, with an active relationship (excludes channel only and potential relationships) as at 30 September 2012.

2012 WESTPAC GROUP ANNUAL REPORT	7

–        BTFG is Westpac’s Australian wealth management division. BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation and retirement products; investment platforms such as Wrap and master trusts; and private banking and financial planning. BTFG’s insurance solutions cover the manufacturing and distribution of life, general and lenders mortgage insurance. BTFG’s brands include Advance Asset Management, Ascalon, Asgard, BT, BT Investment Management (64.5% owned by Westpac and consolidated in BTFG’s Funds Management business), BT Select, Licensee Select, Magnitude, Securitor and the advice, private banking and insurance operations of Bank of Melbourne, BankSA, St.George and Westpac.

▪          Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital and alternative investment solutions. Customers are supported through branches and subsidiaries located in Australia, New Zealand, the United States, United Kingdom and Asia.

▪          Westpac New Zealand is responsible for the sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Westpac conducts its New Zealand banking business through two banks in New Zealand; Westpac New Zealand Limited, which is incorporated in New Zealand and Westpac Banking Corporation (NZ Division) 5, which is incorporated in Australia. Westpac New Zealand operates via an extensive network of branches and ATMs across both the North and South Islands. Business and institutional customers are also served through relationship and specialist products teams. Banking products are provided under the Westpac and WIB brands, while insurance and wealth products are provided under Westpac Life and BT brands respectively.

Other divisions in the Group include:

▪          Pacific Banking, which provides banking services for retail and business customers in seven Pacific Island Nations. Branches, ATMs, telephone banking and internet banking channels are used to deliver business activities in Fiji, Papua New Guinea (PNG), Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa. Pacific Banking’s financial products include personal savings accounts, business transactional accounts, personal and business lending products, business services and a range of international products;

▪         Group Services, encompassing technology, banking operations, legal and property services;

▪          Treasury, which is primarily focused on the management of the Group’s interest rate risk and funding requirements; and

▪          Core Support, which comprises those functions performed centrally including finance, risk and human resources.

These businesses are described in more detail in Section 2, including a summary of net profit and total assets by business division, and management’s discussion and analysis of business division performance.

1           On 1 November 2011, various business activities of Westpac Banking Corporation (NZ Division) were transferred to Westpac New Zealand Limited. See ‘New Zealand – Transfer of additional banking operations to Westpac New Zealand Limited on 1 November 2011’ in ‘Significant developments’.

8	2012 WESTPAC GROUP ANNUAL REPORT

INFORMATION ON WESTPAC

Westpac’s approach to sustainability

As an acknowledged global leader in sustainability we continue to adapt our approach and actions to fit the changing world within which we live.

Our sustainability strategy is based upon the use of the widely accepted global standard for Corporate Responsibility and Sustainable Development (AA10001).

Our sustainability principles

In line with the global standard, we have adopted the standard’s three key principles. These are:

1.       Involving all stakeholders upon whom we have an impact in developing our strategy – Inclusivity;

2.       Evaluating all issues identified to determine the impact they may have on our stakeholders and ourselves – Sustainability materiality; and

3.       Ensuring that our decisions, actions and performance, as well as our communication with stakeholders, are responsive to the issues identified with our stakeholders – Responsiveness.

Inclusivity

Key components of our approach to inclusivity during 2012 have included:

▪          continued work to understand and address customer concerns;

▪          collaborating with key external stakeholders in order to inform our approach;

▪          consulting with employees so as to better understand the drivers of strong employee engagement;

▪          ongoing monitoring of our reputation across a wide range of mediums; and

▪          a close working relationship with numerous community organisations through employee volunteering, workplace giving and community support.

Sustainability materiality

As part of our materiality review we identify, prioritise and define issues according to their impact on our stakeholders and our business. These issues are reviewed externally and internally before being assured by KPMG.

Significant sustainability issues identified in 2012 include:

▪          financial literacy and inclusion;

▪          managing regulation;

▪          responsible lending and investment;

▪          diversity, flexibility and participation;

▪          customer relationships;

▪          digitisation;

▪          climate change;

▪          providing social outcomes;

▪          workforce restructuring;

▪          the global financial crisis;

▪          wealth management;

▪          reputation; and

▪          attracting and retaining talent.

Responsiveness

The issues identified feed directly into the development of our sustainability strategy, objectives setting and performance measures.

In 2008, we set ourselves a number of objectives for completion between 2011 and 2014, and we have achieved good progress in most areas.

Details of our current performance are provided on the following pages.

In December 2011, the Board endorsed a refreshed sustainability strategy which is to anticipate and respond to the most pressing emerging societal issues where we have the skills and experience to make a meaningful, positive impact.

This new strategy and supporting objectives are discussed in greater detail in the ‘Business Strategy’ section of this report.

1            AA1000 is a voluntary framework developed by the AccountAbility organisation using a multi-stakeholder consultation process. This standard provides a framework for identifying, prioritising and responding to sustainability challenges.

2012 WESTPAC GROUP ANNUAL REPORT	9

The following table sets out our performance against financial year sustainability objectives from 2008 to 2013.

Customer
To be ranked as 1 and 2 for Net Promoter Score (NPS) [1] in Australia amongst the major banks and St.George Banking Group.

Partially achieved – St.George continues to be ranked 1 for NPS amongst the major banks for business customers, while Westpac is currently ranked 3. St.George and Westpac also hold these ranks in the SME business segment, while in the Commercial business segment St.George and Westpac are currently ranked 1 and 4 respectively amongst the major banks. In the Affluent segment, Westpac holds 5th place.

Next year we will adopt ‘Growth in MyBank Customers’ as a more appropriate measure to assess our progress on ‘driving deep and enduring customer relationships’ (one of our key strategic objectives). MyBank customers have a quality and frequent transaction relationship with us and at least two additional quality financial needs met.

To achieve Net Promoter Scores of +1 for retail and –12 for business in Westpac New Zealand.	Not achieved – While the NZ retail NPS has steadily improved the target has not yet been met. The target has been revised from 2011, as we are now using a business unit NPS measure.

To be a top 3 regional player in carbon related markets by 2013.

Achieved – Westpac Institutional Bank offers a full range of financial solutions across regional carbon markets. Westpac has traded in the European carbon market since 2006 and is the largest financial intermediary and the principal New Zealand unit price maker in the domestic currency. Westpac’s capabilities in carbon markets are well positioned for the introduction of the Australian Carbon Price Mechanism and its future linkage with the EU Emissions Trading Scheme.

Employee
To increase the percentage of Women in Leadership roles to 40% by the end of 2014.	Due 2014 – As at 30 September 2012, 40% of leadership roles were filled by women against our Full Year 2012 target of 38.5% and from a base of 33% early in 2010.

To implement initiatives to address the outcomes of our Diversity Audit.

Achieved – We continue to build momentum in our broader Diversity Program including: establishing a roadmap for embedding more flexible ways to work as a key focus for 2013; continuing our commitment to Indigenous communities in Australia, New Zealand and the Pacific; building strength in making our workplace accessible to all, including people with disabilities; refreshing our mature age strategy to further cement Westpac Group’s position as an employer of choice; and supporting greater inclusion of people of all sexualities through the establishment of an Employee Action Group (EAG) and extending the range of the EAG.

Community
To reduce Scope 1 and 2[2] emissions by 30% on 2008 baseline3 by 2013.	Due 2013 – Emissions are currently tracking below pre-2008 levels but are above the levels required to meet the 2013 five-year target.

To embed Organisational Mentoring into operational processes by 2013.

Achieved – Organisational mentoring is now fully embedded into operational processes. In Full Year 2012, there were 75 active participants supporting approximately 33 not-for-profit organisations, social enterprises and social sector projects. Organisational mentoring is also being utilised by employees as a unique development opportunity in addition to providing meaningful community support.

To provide the Managing Your Money program to 45,000 New Zealanders by 2013; and implement financial literacy education for SME customers in New Zealand.

Achieved – Since launching the ‘Managing Your Money’ program in 2006 over 63,000 New Zealanders have participated in the workshops and online tutorials, and 137 employees have been trained to deliver the program. Building on this success, Westpac launched a new program in Full Year 2012 catering for the SME market.

To launch a major initiative to help address social disadvantage.

Achieved – In its second year, the Group’s partnership with Mission Australia provided funding for specific projects to help address family homelessness in Australia including: a national research project with the goal to enhance the wellbeing of homeless children; and a new Mission Australia Centre in Kingswood (NSW), which will provide accommodation options and support services for families in need.

1            An explanation of NPS is provided in footnote 5 to the Five Year Non-Financial Summary.

2            Scope 1 emissions are all direct greenhouse gas (GHG) emissions generated by the organisation. Scope 2 emissions are GHG emissions from energy (typically electricity) purchased by the organisation.

3            The 2008 baseline has been adjusted to include St.George Banking Group on a pro forma basis.

10	2012 WESTPAC GROUP ANNUAL REPORT

INFORMATION ON WESTPAC

Business
Consideration of Environmental, Social and Governance (ESG) issues incorporated into relevant risk management policies, practices and decision making processes by 2013.

Achieved – The Group’s ESG Risk Management Framework, ESG Credit Risk Policy and suite of position statements were reviewed and updated during Full Year 2012 to ensure that ESG considerations are embedded more consistently across the Group’s activities. ESG risk management training sessions were also conducted for risk and credit managers.

Responsible lending and investment practices embedded in key processes by 2013.

Due 2013 – In Full Year 2012, BTFG participated in a voluntary pilot of the United Nations Principles of Responsible Investment’s new reporting framework. Advance Asset Management also developed an ESG Research Framework to further embed ESG factors into the investment process.

FIVE YEAR NON-FINANCIAL SUMMARY

Non-financial information as at 30 September unless indicated otherwise[1]	2012	2011	2010	2009	2008
Customer
Total customers (millions)[2]	11.8	11.5	11.3	10.6	6.9
Total online customers – active registrations (millions)[3]	4.0	3.7	3.4	4.3	3.3
Number of points of bank representation	1,538	1,532	1,517	1,491	1,089
Number of ATMs	3,639	3,544	3,625	3,540	2,285
Percentage of Talking ATMs (%)[4]	91	88
NPS[5] – Westpac Australia – affluent[6]	(18)	(17)	(24)	(16)
NPS – Westpac Australia – commercial[7]	(4)	3	(7)	(5)
NPS – Westpac Australia – SME[7]	(17)	(10)	(21)	(24)
NPS – St.George[8] consumer[6]	-	(2)	(4)	(9)	(13)
NPS – St.George[8] business[7]	1	(5)	3	(21)
Social Sector Banking Footings ($m)[9]	11,490	8,210	7,101	6,072
Responsible Investment Funds Under Management ($m)[10]	981	644	891	717	513

Employees
Total core full time equivalent staff (number at financial year end)	33,418	33,898	35,055	34,189	26,717
Employee Engagement (%)[11]	84	81	80	81	78
Employee Voluntary Attrition (%)[12]	9.9	11.5	11.8
New Starter Retention (%)[13]	84.8	83.8
High Performer Retention (%)[14]	95.9	95.3	94.3
Lost Time Injury Frequency Ratio (LTIFR)[15]	1.9	2.5	2.6	2.6	3.4
Women as a percentage of the total workforce (%)	61	61	61	62	63
Women in Leadership (%)[16]	40	38	35

Environment
Total Scope 1 and 2 emissions – Aust and NZ (tonnes CO2-e)[17]	185,534	184,124	189,425	187,239	197,002
Total Scope 3 emissions – Aust and NZ (tonnes CO2-e)[18]	51,369	57,163	70,457	61,846	47,694
Total paper usage – Aust and NZ (tonnes)[19]	6,030	6,262	6,655	7,146	8,791
Proportion of infrastructure and utilities financing in renewables and hydro – Aust and NZ (%)[20]	52	45	52	51	56
Finance assessed under the Equator Principles – Group ($m)[21]	1,140	383	364	1,292	1,315

Social
Community investment ($m)[22]	133	155	116	84	64
Community investment as a percentage of pre-tax profits (%)[23]	1.50	1.82	1.44	1.38	1.22
Community investment as a percentage of operating profit before income tax (Cash Earnings basis)[24]	1.41	1.72	1.37	1.24	1.20
Financial education (number of attendees)[25]	36,182	42,109
Financial education (number of hours)[26]	73,301	85,194

Supply chain
Total supply chain spend – Aust ($bn)[27]	4.22	4.61	4.39	4.17	2.70
Percentage of top 150 suppliers ($ invoiced) screened for sustainability – Aust (%)[28]	94	92	86	99	99

2012 WESTPAC GROUP ANNUAL REPORT	11

1            Unless otherwise stated, all data from 2009 includes St.George Banking Group. Dark grey shading indicates information was not collected in the relevant year.

2            All customers, primary and secondary, with an active relationship (excludes channel only and potential relationships).

3            Refers to the number of customers registered for online banking that have signed in within the last 90 days as at 30 September.

4            ATMs with an additional functionality to allow users to plug in an earpiece for oral instruction to provide additional assistance for visually impaired users.

5            Refers to Net Promoter Score to determine the net percentage of customers who would recommend their Main Financial Institution to a friend or colleague. Net Promoter ScoreSM is a trademark of Bain & Co Inc., Satmetrix Systems, Inc., and Mr Frederick Reichheld.

6            Source: Roy Morgan Research, 6MMA (six month moving average).

7            Sources: DBM Consultants Business Financial Service Monitor, September 2011–2012, 6MMA; TNS Business Financial Monitor September 2008-2009, 6MMA.

8            NPS consumer and business scores are for the St.George Banking Group. NPS Business Score for 2010 restated from TNS Business Finance Monitor to DBM Business Financial Services Monitor in order to align with metrics reported by Westpac RBB.

9            Data refers to the total of assets (loans), liabilities (deposits) and funds under management (FUM) of the Westpac RBB business unit dedicated to social sector customers. Social sector customers are categorised according to specific criteria, including organisation structure, account types held, key words and special condition groups. 2010 revised to include footings as at 30 September 2010.

10         Refers to FUM which are managed using sustainable and/or ethical investment processes.

11         Employee engagement score is determined through a voluntary employee survey conducted internally using Towers Watson’s licensed survey methodology and is a score of employee engagement levels at the time the survey is administered. 2011 data excludes Pacific Banking.

12         Employee Voluntary Attrition refers to the total voluntary separation of permanent employees / 12 month average total permanent headcount (full time, part time and maximum term employees). Excludes Pacific Banking.

13         Total New Starter retention / 12 month rolling New Starter headcount for the period (includes full time and part time permanent employees). Excludes Pacific Banking.

14         Total High Performer Retention / 12 month rolling High Performer headcount for the period (includes full time, part time permanent and maximum term employees). Excludes Pacific Banking.

15         Lost Time Injury Frequency Rate (LTIFR) measures the number of injuries or illnesses resulting in an employee being unable to work for a full scheduled day (or shift) where work was a significant factor, per one million hours worked. Excludes Pacific Banking.

16         Women in Leadership refers to the proportion of women (permanent and maximum term employees) in people leadership roles or senior roles of influence as at 30 September as a proportion of all leaders across the Group. Includes CEO, Executive Team, General Managers, Senior Managers refers to direct reports to General Managers and the next two levels of management. Aligned to the Equal Opportunity for Women in the Workplace Agency (EOWA) standard. Excludes Pacific Banking.

17         Refers to Scope 1 and 2 emissions in Australia and New Zealand. Amounts are reported for the period 1 July to 30 June. Prepared in line with the Greenhouse Gas Protocol, ISO 14064-1 standard, the National Greenhouse and Energy Reporting Act 2007 for Australia, and the Certified Emissions Measurement and Reduction Scheme (CEMARS) for New Zealand. Total Scope 1 and 2 emissions data for 2012 includes refrigerant data for the first time in line with the National Carbon Offset Standard. Total Scope 1 and 2 emissions data for 2012 excluding refrigerant data is 182,840 tonnes CO2-e.

18         Refers to Scope 3 emissions in Australia and New Zealand. Amounts are reported for the period 1 July to 30 June. Prepared in line with the Greenhouse Gas Protocol.

19         Total paper consumed (in tonnes) by Westpac Group as reported by its suppliers. Amounts are reported for the 12 months ended 30 June. Includes copy paper and printed materials, including direct mail and marketing documents. Australian figure also includes stationery and kitchen and bathroom products.

20         Refers to aggregate committed exposures, as per APRA reporting standards.

21         The Equator Principles are a voluntary set of standards for determining, assessing and managing social and environmental risk in project financing.

22         2008 was previously disclosed for Australia only and has been revised to include the Group total. Community investment information has been restated for 2010 and 2011 in accordance with the Global Reporting Initiative G3 Sustainability Reporting Guidelines - Financial Sector Services Supplement and in alignment with the Westpac Group Annual Review and Sustainability Report.

23         2008 was previously disclosed for Australia only and has been revised to include the Group total.

24         The 2008 ratio is on reported (not pro forma) Cash Earnings.

25         Refers to the number of attendees (staff, customers and general public) at a financial education course offered by the Westpac Group. Excludes internet based courses and keynote presentations offered by the Davidson Institute.

26         Refers to the number of hours of financial education received by staff, customers and general public, offered by the Westpac Group. Excludes internet based courses and keynote presentations offered by the Davidson Institute.

27         Refers to the total dollars spent in AUD with external suppliers during the reporting period.

28         Refers to the percentage of top 150 suppliers by spend that have provided a self assessment against the Sustainable Supply Chain Management (SSCM) Code of Conduct and/or SSCM Questionnaire since the introduction of SSCM in 2003.

12	2012 WESTPAC GROUP ANNUAL REPORT

INFORMATION ON WESTPAC

Competition

The Westpac Group operates in a highly competitive environment across the regions in which we do business.

We serve the banking and wealth needs of customer segments from small businesses to large corporate and institutional clients in our business segments and across all consumer segments. The Westpac Group competes with other industry players for customers covering their needs of transacting, saving, investing, protecting and borrowing with a wide set of products and services. Our competitors range from large global organisations with broad offerings to entities more focused on specific regions or products. Our competitors include financial services and advisory companies such as banks, investment banks, credit unions, building societies, mortgage originators, credit card issuers, brokerage firms, fund and asset management companies, insurance companies and internet-based financial services providers.

Our competitive position across customer segments, products and geographies is determined by a variety of factors. These factors include:

▪          the type of customer served;

▪          customer service quality and convenience;

▪          the effectiveness of, and access to, distribution channels;

▪          brand reputation and preference;

▪          the quality, range, innovation and pricing of products and services offered;

▪          technology solutions; and

▪          the talent and experience of our employees.

In Australia, we have seen intense competition for deposits continue to be driven in part by clearer global regulatory requirements for liquidity management and balance sheet composition. Banks and other financial institutions also seek to achieve a higher proportion of deposit funding as credit rating agencies and debt investors look for strong balance sheet positions in their assessment of quality institutions.

We expect competition for lending to also remain high, with slower credit growth compared to the significant credit expansion Australia experienced over the majority of the last two decades. Businesses and consumers are cautious about the global outlook and continue to trim back debt. In mortgages, this lower growth and the desire of some players to maintain or expand their market share using price has seen strong competition over the last year. This is expected to continue, particularly if lending growth remains modest. Serving business customers’ transaction and trade financing needs has been at the centre of competitive activity as customer expectations increase.

In our wealth business, we expect competition to increase as financial institutions and industry funds move to capture a greater share of this fast growing market, particularly in superannuation (or pensions) and financial advice as the market responds to regulatory changes.

The New Zealand market is experiencing strong competition as banks vie for new customers. The home lending market is particularly competitive on price and switching incentives.

Outlook1

Australian economic indicators have, in aggregate, remained relatively robust throughout much of 2012 with moderate growth, low unemployment and benign inflation. Despite these strengths, the experience across sectors has been diverse, business and consumer confidence remained soft, and a loss of momentum emerged as the year progressed. The mining sector has continued to be the growth driver of the economy, with other sectors experiencing more challenging conditions given consumer caution and ongoing strains from the high Australian dollar.

Conditions globally have also remained challenging. World growth lost momentum in 2012. Europe is in recession, US growth is moderate and China’s economy has cooled as a result of past policy tightening. Policy makers in the major economies are now responding to these developments with more aggressive stimulus measures. This is likely to lead to a gradual strengthening of activity. However, the outlook remains uncertain. Europe may continue to contract and the pace of recovery elsewhere in the developed world will be constrained by fiscal consolidation, excessive household debt and weak financial systems. Prospects for the developing economies are likely to improve as those regions have ample scope for effective policy stimulus.

The Reserve Bank of Australia (RBA) has resumed the monetary policy easing cycle in response to global and domestic developments and given the scope provided by a benign inflation environment. The stance of monetary policy is now expansionary, with additional policy easing widely expected.

Given this backdrop, in 2013 we expect Australia’s economic fundamentals to remain stronger and more stable than other developed nations. GDP growth is forecast to be around 3% for 2013, inflation is likely to remain benign and unemployment, while edging higher, is forecast to remain below 6%. Economic growth is likely to become more broadly based as the lower interest rate environment supports conditions in the broader economy. The mining investment boom is set to transition to a mining export upswing over the next two to three years as additional capacity comes on stream and given likely strong demand for commodities from the Asian region, boosted by a cyclical recovery in China.

For banking, we expect that demand for credit will improve a little, but growth is likely to remain modest, while we expect deposits to expand at a relatively strong rate.

1            All data and opinions under ‘Outlook’ are generated by our internal economists and management.

2012 WESTPAC GROUP ANNUAL REPORT	13

With a solid operating performance across all divisions in Full Year 2012, combined with a further strengthening of the balance sheet, Westpac believes it is well positioned to respond to this challenging operating environment. Particular areas of focus will include:

▪          continuing to improve productivity, including completion of the new supplier arrangements commenced in early 2012;

▪          continued strengthening of the balance sheet with a particular focus on improving the asset/liability mix; and

▪          responding pro-actively and in a disciplined way to the increased regulatory agenda.

The Group will also continue to invest in the year ahead with our approach remaining highly targeted to areas where the greatest opportunities exist. These include the build-out of Bank of Melbourne, and commencing the development of a new wealth platform. The Group will also continue to build its capacity and capability in Asia via an increased network and by further building relationships with strategic partners. Our SIPs investment program is also a key element of investment that we expect to continue to enhance and strengthen our technology infrastructure, particularly in online and mobile banking.

Given our strong starting position, and the momentum we carried into the final part of the 2012 financial year, we believe that Westpac is well placed to continue delivering sound, high quality returns for shareholders.

Significant developments

Commencement of new Chairman

On 14 December 2011, Lindsay Maxsted became Chairman of Westpac Banking Corporation following the retirement of Ted Evans AC. Mr Maxsted joined the Board in 2008 as an independent Director and Chairman of the Audit Committee.

New organisational structure

On 24 November 2011 Westpac announced a new organisational structure for the Westpac Group creating two new divisions:

▪          AFS which encompasses Westpac RBB, St.George, BTFG, and Banking Products and Risk Management; and

▪          Group Services encompassing Technology, Banking Operations, Property Services and Legal.

Consolidation of office space in Sydney and Melbourne

On 22 June 2012 Westpac announced that it had committed to a long-term lease at Sydney’s Barangaroo development, which is expected to be completed in 2015. Westpac will lease approximately 60,000 square metres at Barangaroo. The developer, Lend Lease, has also agreed to purchase two Westpac-owned buildings at 182 George Street and 33-35 Pitt Street. Once completed, it is expected that the new site will enable the Group to consolidate into two locations in the Sydney CBD – its existing head office at 275 Kent Street and Barangaroo.

On 9 December 2011 Westpac announced that it had committed to consolidate its Melbourne city office space from 360 and 367 Collins Street to a new building at 150 Collins Street, a joint development by APN Property Group and Grocon.

Liquidity

On 16 December 2010, the Basel Committee on Banking Supervision (BCBS) released the final text of the Basel III liquidity framework. The framework introduces two new liquidity measures; the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR).

The LCR requires banks to hold sufficient high-quality liquid assets, as defined, to withstand 30 days under an acute stress scenario. Since there are insufficient Government bonds available in the Australian marketplace to allow institutions to meet the LCR, the Reserve Bank of Australia (RBA) has announced, jointly with the Australian Prudential Regulation Authority (APRA), that it will make available to Australian institutions a committed secured liquidity facility that can be used to meet the LCR requirement.

The timetable for implementing the liquidity standard schedules the LCR to be introduced from 1 January 2015 and the NSFR from 1 January 2018. Both liquidity measures are subject to an observation and review period prior to implementation and as such are potentially subject to modification.

In November 2011, APRA released for consultation a discussion paper outlining its proposed implementation of the Basel III liquidity reforms in Australia. However, until the final Australian standards are released, the full extent of the impact on the Westpac Group is uncertain.

Capital

On 16 December 2010, the BCBS released the final text of the Basel III capital framework. The framework was revised in June 2011 and incorporates higher global minimum capital requirements and the introduction of two new capital buffers. The framework includes:

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

On 28 September 2012, APRA released the four final revised capital adequacy standards that will govern the implementation of the Basel III capital framework in Australia. APRA is requiring Australian ADIs to meet the new minimum capital requirements from 1 January 2013 and has proposed that the capital conservation buffer apply in full from its introduction date of 1 January 2016. Westpac believes it is well placed to meet the new capital requirements within the timeframes proposed.

14	2012 WESTPAC GROUP ANNUAL REPORT

INFORMATION ON WESTPAC

Westpac Convertible Preference Shares

On 23 March 2012, Westpac issued approximately $1.19 billion of new Tier 1 hybrid securities known as Westpac Convertible Preference Shares (Westpac CPS), which qualify as Non-innovative Residual Tier 1 capital of Westpac for regulatory capital purposes. Westpac CPS will also be eligible for transitional treatment as Additional Tier 1 capital under APRA’s Basel III capital adequacy framework.

Credit ratings

On 1 December 2011, Standard & Poor’s announced that, following changes to its criteria for assessing bank credit ratings globally, the ratings of the major Australian banks, including Westpac, were lowered by one notch. As a result, Westpac’s long-term, senior unsecured credit rating was assessed as AA- down from AA. The outlook for the rating is stable. Westpac’s short-term credit rating was affirmed at A1+.

On 24 February 2012, Fitch Ratings advised that Westpac, along with the other major Australian banks, had its long-term senior unsecured issuer default rating downgraded to AA- down from AA. The outlook for the rating is stable. Westpac’s short-term issuer default rating was affirmed at F1+.

Systemically Important Financial Institutions (SIFIs)

In November 2011, the BCBS published ‘Global systemically important banks: Assessment methodology and the additional loss absorbency requirement’. This document announced the final methodology for determining Global Systemically Important Banks (G-SIBs), and the Financial Stability Board (FSB) named 29 G-SIBs that would be subject to higher capital requirements and greater oversight. No Australian bank has been named as a G-SIB based on the current methodology and data.

The G20 also directed the FSB to consider how to extend the framework to a broader set of SIFIs, including Domestic Systemically Important Banks (D-SIBs), and to make recommendations to the G20. On 12 October 2012, the BCBS issued the paper ‘A framework for dealing with domestic systemically important banks’. The paper sets out a principles based framework for regulating D-SIBs. However, until APRA develops the rules for implementing the framework in Australia, any impact on Westpac cannot be determined.

Recovery and resolution planning

In November 2011, the FSB finalised a comprehensive package of policy measures to improve the capacity of authorities to resolve failing SIFIs, without systemic disruption and without exposing taxpayers to risk of loss. As part of the package, a Recovery and Resolution Plan is required for any firm deemed by its home authority to have systemic importance to the domestic economy. In addition, SIFIs will be subject to resolvability assessments to ensure they may be resolved without severe systemic disruption and taxpayer loss while at the same time protecting systemically important functions. APRA has undertaken a pilot Recovery Planning project applying to Australia’s largest banks, with final plans delivered to APRA in mid-2012. APRA has indicated that it intends to extend its recovery planning program once the results of the pilot program have been analysed. The final form of any resulting requirements, the implications, and the timing for Westpac are at this stage unknown.

OTC derivatives reform

The over-the-counter (OTC) derivatives market is undergoing significant regulatory reform globally. The reforms aim to improve transparency, mitigate systemic risk and protect against market abuse in the OTC derivatives market by encouraging clearing through central counterparties, reporting to trade repositories, exchange trading where appropriate, and imposing higher capital requirements on non-cleared contracts.

Locally, the Council of Financial Regulators (APRA, ASIC, RBA and the Australian Treasury) issued a report on OTC Derivatives Market Reform Considerations in March 2012, which was followed by the release of a joint report on the Australian OTC Derivatives Market by APRA, ASIC and the RBA in October 2012. In addition, the Australian Government has introduced into Parliament the Corporations Legislation Amendment (Derivatives Transactions) Bill 2012, which creates a framework to allow the Minister for Financial Services and Superannuation to determine that mandatory obligations should apply to certain classes of OTC derivatives, requiring those classes to be reported, centrally cleared, and traded on suitable trading platforms.

Westpac is closely monitoring the local and international OTC derivatives reforms including regulatory changes being implemented by the US Commodity Futures Trading Commission under the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) and is actively engaging with regulators, trade associations, banks and clearing houses. Westpac is developing clearing, reporting and trade processing solutions to ensure that it is compliant with applicable global regulations within the required timeframes, including any foreign registration obligations. As both the international and local reforms are yet to be finalised, the full extent of the impact on the Westpac Group’s operations remains unclear.

Exception fees class action

On 16 December 2011 a class action was commenced against Westpac in the Federal Court of Australia on behalf of certain customers of Westpac. A second class action against Westpac, brought on behalf of certain customers of St.George Bank and BankSA, was commenced on 1 February 2012. The claims in both class actions allege that certain exception fees charged by Westpac prior to October 2009 were unlawful. The claims against Westpac form part of a series of class actions against a number of Australian banks initiated by the litigation funding company IMF (Australia) Ltd. Westpac intends to defend the proceedings. By agreement between the parties, the proceedings against Westpac are on hold until at least December 2012, pending developments in a related class action against another Australian bank.

Bell litigation

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

2012 WESTPAC GROUP ANNUAL REPORT	15

Westpac, along with the other defendant banks, was found liable to repay its share of the monies received from the Bell Group plus interest. The defendant banks appealed the decision. Judgment was handed down by the Court of Appeal of the Supreme Court of Western Australia on 17 August 2012. By a majority decision, the defendant banks were unsuccessful in the appeal and the amount of interest payable was increased. The defendant banks have applied for special leave to appeal to the High Court of Australia.

Tax developments

Following the Tax Forum conducted by the Australian Federal Government in Canberra on 4 and 5 October 2011, to discuss tax reform following the report from Australia’s Future Tax System Review (the Henry Review), the Deputy Prime Minister and Treasurer announced the appointment of a business tax working group to look at how the Australian tax system could be improved. Measures considered by this working group include the carry back of tax losses and the possible reduction of the corporate tax rate where it is funded by the business tax base broadening. The working group released a draft final report on 24 October 2012. The working group concluded that while there could be benefits associated with a cut in the company tax rate, they declined to make a recommendation as to how such a cut could be undertaken in a revenue neutral manner. This was based on a conclusion by the working group that there was a lack of agreement in the business community as to how to fund such a reduction in the corporate tax rate.

On 30 March 2011, the Assistant Treasurer announced a review of the tax consolidation provisions dealing with rights to future income and the residual tax cost setting rules. The consideration was whether these rules needed to be amended, and, if so, whether any amendments will take effect retrospectively. The residual tax cost setting rules are the provisions under which amounts were allocated to the St.George in the money derivatives in the tax consolidation process (and from which deductions are claimed by Westpac under the general taxing provisions).

In June 2012, the Government passed new legislation (Tax Laws Amendment (2012 Measures No.2) Act) that introduced a number of changes to the income tax law as it applied to the Taxation of Financial Arrangements (TOFA) and tax consolidated groups. The new legislation:

▪          confirmed the tax treatment adopted by Westpac for the derivative assets and liabilities consolidated as part of the St.George Bank merger. This gave rise to a reduction in income tax expense of approximately $685 million for the 2010 financial year and approximately $1,110 million for the 2011 financial year, as previously announced in October 2010 and March 2011; and

▪          applied retrospective amendments to TOFA that applied to certain liabilities consolidated as part of the St.George Bank merger. This gave rise to an additional income tax expense of approximately $165 million for the 2012 financial year, as reported on 27 June 2012.

Changes to accounting standards

In continuing response to the global financial crisis, governments, regulators and accounting standard setters are working to revise certain accounting standards. The objective is to achieve convergence towards a single set of high-quality, global and independent accounting standards. The specific areas that have been targeted include accounting for financial instruments, provisioning for loan impairment charges, off-balance sheet exposures and the impairment and valuation of financial assets and lease accounting. The Group expects that there will be a number of new standards issued in the next three years that will require changes to our current accounting approaches.

United States

There are a number of significant regulatory reforms currently occurring in the United States (US). These include:

Dodd-Frank Act

In response to the global financial crisis, legislation designed to reform the system for supervision and regulation of financial firms in the US was signed into law on 21 July 2010. The Dodd-Frank Act contains a wide range of provisions that will affect financial institutions operating in the US, including foreign banks like Westpac. Included among its provisions are reforms designed to reduce systemic risk presented by very large financial institutions, promote enhanced supervision, regulation, and prudential standards for financial institutions, establish comprehensive supervision of financial markets, impose new limitations on permissible financial institution activities and investments, expand regulation of the derivatives markets, protect consumers and investors from financial abuse, and provide the US Government with the tools needed to manage a financial crisis. Many of the provisions of the Dodd-Frank Act require extensive rulemaking by US regulatory agencies before the provisions become effective. The issuance of final rules under the Dodd-Frank Act remains far from complete, with the process continuing. Aside from the observations regarding OTC derivatives reform above, until there is greater clarity regarding the final forms of the rules and their extra-territorial application, it is not possible to assess the full impact of the law and the regulations on our operations. However in the event that some of the rules are implemented in or close to the current draft, significant investment in compliance and reporting programs and changes to business activities are likely to be required.

16	2012 WESTPAC GROUP ANNUAL REPORT

INFORMATION ON WESTPAC

Foreign Account Tax Compliance Act (FATCA)

Legislation incorporating provisions referred to as FATCA was passed in the US on 18 March 2010. The legislation and subsequent guidance require Foreign Financial Institutions (FFIs) such as Westpac to enter into an FFI agreement under which they agree to identify and provide the US Internal Revenue Service (IRS) with information on accounts held by US persons and US owned foreign entities, or otherwise face 30% withholding tax on certain payments made to the FFI. In addition, FFIs that have entered into an FFI agreement will be required to withhold on certain payments made to FFIs that have not entered into an FFI agreement and account holders who do not respond to requests to confirm their US person status and/or do not agree to the FFI reporting certain account related information to the IRS. This description is based on guidance issued to date by the IRS, including proposed regulations. Future guidance may affect the application of FATCA to Westpac. Given Westpac’s expectation that the FATCA provisions will be implemented in or near to their current form, substantial investment will be required to ensure that Westpac will be able to adhere to the FATCA requirements from a compliance and reporting perspective across all jurisdictions in which Westpac operates.

The IRS has published a Model Intergovernmental Agreement (the Model IGA) in connection with the implementation of FATCA. The Australian Government is currently exploring the feasibility of entering into such an Intergovernmental Agreement (IGA) with the US. If the Australian Government does enter into an IGA with the US, based on the Model IGA, Westpac would likely be able to report the required information relating to its Australian branches to the Australian Taxation Office (ATO), which would provide such information to the IRS under existing Exchange of Information protocols. Further, Westpac’s Australian branches/affiliates would be relieved of the requirements to enter into an FFI Agreement with the IRS and to withhold from payments to, or close the accounts of, certain account holders at such branches/affiliates but will still be required to identify certain US accounts. While it is anticipated that such an IGA would reduce the compliance costs and operational burdens of FATCA for Westpac, there is no certainty that Australia will enter into an IGA with the US. Moreover, even if such an IGA is entered into, Westpac currently expects that it will enter into an FFI agreement, as described above, with respect to its branches and affiliated FFIs not located in Australia or another country that has entered into an IGA.

New Zealand

Regulatory reforms and significant developments in New Zealand include:

Transfer of additional banking operations to Westpac New Zealand Limited on 1 November 2011

Until 1 November 2006, Westpac conducted its banking operations within New Zealand through a branch structure. On that date, and after extensive consultation with the Reserve Bank of New Zealand (RBNZ), Westpac adopted a dual registration operating model comprised of a locally incorporated subsidiary, WNZL, to conduct its consumer and business banking operations in New Zealand, and a branch, Westpac’s NZ Branch (NZ Branch), to conduct its institutional and financial markets operations.

Following an independent review of the structure of the operating model of Westpac’s business in New Zealand, the RBNZ, WNZL and Westpac reached agreement on changes to the operating model. As a result, and pursuant to the Westpac New Zealand Act 2011, the following assets and liabilities associated with certain business activities and associated employees were transferred from the NZ Branch to WNZL on 1 November 2011:

▪         institutional customer deposits;

▪         institutional customer transactional banking;

▪         institutional customer lending other than trade financing activities;

▪         debt capital markets activities carried out in assisting corporates to obtain funding, such as customer loan syndication and securitisation arrangements, but excluding the debt securities team activities, such as arrangement of commercial paper and bond program;

▪         corporate advisory; and

▪         institutional customer foreign currency accounts.

The NZ Branch has retained its financial markets operations for external customers, including sales and trading of capital markets products and foreign exchange for corporate and institutional customers, pricing and risk management for interest rate, foreign exchange and commodity products for retail, business and institutional customers of WNZL and trading of capital markets products and foreign exchange as principal. In addition, the NZ Branch has retained its global intra-group financing functions, correspondent bank relationships, debt securities team activities, such as arrangement of commercial paper and bond programs, and international business (including trade finance activities but excluding customer foreign currency accounts).

Open Bank Resolution (OBR)

The RBNZ released a consultation paper on OBR in March 2011. OBR contemplates a bank being open for business on the next business day following an insolvency event or event that triggered putting it under statutory management. The RBNZ’s consultation paper recommended that all locally incorporated banks with retail funding over NZ$1 billion participate in a pre-positioning process and therefore the policy will apply to WNZL. In the event of failure, a bank must be able to achieve certain outcomes which include being able to freeze accounts and process pending payments, determine customers’ account balances on a per account basis, set aside a proportion of account balances that have been frozen, and resume customers’ access to their transaction and other accounts on the next business day following the bank’s closure. Banks were required to submit detailed implementation plans to the RBNZ by 29 February 2012 and the RBNZ is requiring that they be fully pre-positioned for OBR by 30 June 2013. A new condition of registration to formally impose the OBR requirements is expected to be in place by the end of the calendar year and take effect from 1 July 2013.

2012 WESTPAC GROUP ANNUAL REPORT	17

Basel III

The RBNZ is adopting the core Basel III capital measures relating to new capital ratios, including the conservation buffer, and most of the recommendations relating to the definition of capital. Total Tier 1 capital will increase to 6.0% plus the conservation buffer of 2.5%. Tier 1 capital will need to include common equity of 7.0% (Tier 1 ratio of 4.5% and the conservation buffer). The countercyclical capital buffer is also being adopted and will be imposed when the RBNZ judges that excess private sector credit growth or rapid growth in asset prices is leading to a build-up of system-wide risk. The RBNZ is not specifying any upper limit on the countercyclical buffer. The leverage ratio is not being adopted. The RBNZ is implementing Basel III ahead of the Basel Committee on Banking Supervision’s (BCBS) and APRA’s timetable. The new capital ratios will come into effect on 1 January 2013. The conservation buffer will be implemented in full from 1 January 2014, in contrast to the BCBS’s framework, which proposes that the buffer be implemented over a three year period (from 2016). The countercyclical capital buffer will be able to be deployed from 1 January 2014.

Financial Markets Conduct Bill (FMCB)

The FMCB was introduced into the New Zealand Parliament in October 2011 and was reported back from Select Committee in early September 2012. It is expected to be passed in the first half of 2013. The FMCB represents an overhaul of the existing securities law regime in New Zealand and will impact various aspects of the wider Westpac New Zealand business. It introduces changes to product disclosure and governance, and introduces new licensing and registration requirements. The new regime will do away with the existing prospectus/investment statement dual disclosure model and introduce a single product disclosure statement, supported by an online register of other material documentation. Much of the detail from the Bill has been left to be prescribed in regulations.

Credit law reform/responsible lending

The New Zealand Government is proposing to amend the Credit Contracts and Consumer Finance Act 2003 (CCCFA) by introducing a duty to lend responsibly. An exposure draft of the amendment Bill was released in April 2012. The Bill will provide for a regulatory responsible lending code and will strengthen existing consumer protections by changing current CCCFA provisions on disclosure, fees, hardship and ‘oppressive contracts’.

Reserve Bank of New Zealand (Covered Bonds) Amendment Bill

A bill that provides a legislative framework for the issuance of covered bonds by New Zealand registered banks was introduced into Parliament in May 2012 and is expected to be passed this year. New Zealand registered banks are currently permitted by the RBNZ to issue covered bonds and have conditions of registration which impose a limit on this issuance of 10% of total assets. However, the legislation will provide certainty for investors that the cover pool assets will be disgorged from statutory management and liquidation regimes. The Bill will require the registration of covered bond programs and provides for a transition period for the registration of existing covered bond programs.

Other significant developments

The Australian Federal Government has embarked on a program of regulatory reform which will affect Westpac. This includes:

▪         Credit law reform – as part of the second phase of the credit law reforms, since 1 January 2012, credit providers have been required to produce Key Facts Sheets for standard home loans. Further reforms relating to credit cards commenced on 1 July 2012. These reforms include a credit card Key Facts Sheet, a minimum repayment warning on statements, a mandatory order of application of payments, over the limit notifications and a requirement for consent before sending written credit limit increase invitations. In addition, through the Consumer Credit and Corporations Legislation Amendment (Enhancements) Act 2012, amendments have been introduced to the regulation of reverse mortgages, hardship applications under the National Credit Code, short-term and small amount loans, consumer leases and other ‘enhancements’, most of which will commence 1 March 2013.

▪         Superannuation changes – the Government’s response to the Super System (Cooper) Review will require introduction of a new ‘MySuper’ product from 1 July 2013. MySuper is a low cost, simple superannuation product. A MySuper product will be the default investment option where investment choice is not elected by the member. Other legislative changes include enhanced trustee and director obligations as well as ‘SuperStream’, a measure to improve the efficiency of processing superannuation transactions through the use of technology. All legislation to execute this reform agenda should be in force by the end of 2012. A project team has been created to assess the impact of these changes to our existing superannuation products and to ensure compliance with the new requirements.

▪         Financial advice changes – on 27 June 2012 the Government’s Future of Financial Advice (FOFA) reforms became law. Regulations were registered on 12 July 2012 and 2 October 2012, and further regulations are still expected. The FOFA reforms are aimed at improving consumer trust and confidence in, and the quality of, financial advice. The FOFA reforms include a ban on certain conflicted payments and soft dollar benefits, a ban on volume-based shelf space fees, a ban on the charging of asset-based fees on borrowed funds, a statutory best interests duty so that financial advisers must act in the best interests of their clients, and an ‘adviser charging regime’ where the investor will be required to opt-in every two years to receive ongoing advice and where advisers will be required to give annual disclosure of ongoing fees and services to investors. The majority of the proposed reforms will commence for the Westpac Group on 1 July 2013. Certain aspects of the reforms, including an anti-avoidance provision and increased ASIC powers, commenced on 1 July 2012.

18	2012 WESTPAC GROUP ANNUAL REPORT

INFORMATION ON WESTPAC

▪         Privacy law reform – the Privacy Act, first introduced in Australia in 1988, regulates how personal information is collected, used, disclosed and maintained by organisations. It also grants rights to individuals to access and request the correction of their personal information. The Privacy Amendment (Enhancing Privacy Protection) Bill 2012 has been passed by the House of Representatives and is currently before the Senate. This Bill contains new Australian Privacy Principles to replace the current National Privacy Principles and amends, among other things, how credit reporting is conducted.

▪         Proposed amendments to the Insurance Contracts Act – on 21 March 2012, the Insurance Contracts Amendment Bill 2011 was passed by the Australian Parliament, introducing a standardised definition of ‘flood’ for home and contents insurance policies and establishing additional mandatory disclosure requirements for home and contents insurance policies. In addition to those changes, the Government is currently reviewing the availability and affordability of flood insurance, while amendments to the Insurance Contracts Act 1984 (Cth) and related legislation may result in insurance contracts being subject to the ‘unfair contracts’ regime, updated duties of disclosure being imposed upon insureds, and the option of providing notices and documents under the Act electronically.

▪         The introduction of a new regulatory framework for personal property securities – on 30 January 2012 the Personal Property Securities Act (PPSA) commenced. The PPSA is a national personal property securities regime involving a single register and a uniform set of rules that replaces a wide range of complex State and Territory based legislation and registers. The PPSA regime has introduced fundamental changes to the treatment of security interests in personal property in Australia.

▪         Changes to APRA’s crisis management powers – on 12 September 2012 the Australian Federal Treasury released for public consultation a paper entitled Strengthening APRA’s Crisis Management Powers which seeks comments on a series of reform proposals directed at strengthening APRA’s crisis management powers. Proposals under consideration include providing APRA with the ability, in times of financial distress, to direct regulated entities (including Westpac) in relation to disclosure requirements and broadening APRA’s powers to issue other directions to regulated entities. If implemented, these proposals could impact on the regulatory framework applying to Westpac and its controlled entities. However, until final proposals are published and implemented, the full extent of the impact on us is uncertain.

▪         Covered bonds – on 13 October 2011, the Australian Parliament passed an amendment to the Banking Act 1959 permitting ADIs to issue covered bonds. Among other things, this legislation caps at 8% the value of an ADI’s assets in Australia that can be included in a cover pool supporting covered bonds.

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

Australia’s risk-based capital adequacy guidelines are generally consistent with the approach agreed upon by the Basel Committee on Banking Supervision. Refer to ‘Capital resources – Basel Capital Accord’ in Section 2.

The RBA is responsible for monetary policy, maintaining financial system stability and promoting the safety and efficiency of the payments system. The RBA is an active participant in the financial markets, manages Australia’s foreign reserves, issues Australian currency notes and serves as banker to the Australian Government.

ASIC is the national regulator of Australian companies. Its primary responsibility is to regulate and enforce company, consumer credit, financial markets and financial services laws that protect consumers, investors and creditors. With respect to financial services, it promotes honesty and fairness by providing consumer protection, using regulatory powers to enforce laws relating to deposit-taking activities, general insurance, life insurance, superannuation, retirement savings accounts, securities (such as shares, debentures and managed investments) and futures contracts and financial advice. ASIC has responsibility for supervising trading on Australia’s domestic licensed markets and of trading participants.

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

2012 WESTPAC GROUP ANNUAL REPORT	19

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

Proposals for foreign acquisitions of a stake in Australian banks are subject to the Australian Government’s foreign investment policy and, where required, approval by the Australian Government under the Australian Foreign Acquisitions and Takeovers Act 1975. For further details refer to ‘Limitations affecting security holders’ in Section 4.

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

United States

Our New York branch is a US federally licensed branch and therefore is subject to supervision, examination and extensive regulation by the US Office of the Comptroller of the Currency, and the Board of Governors of the Federal Reserve System (the US Federal Reserve) under the US International Banking Act of 1978 (IBA) and related regulations. Under the IBA, we may not open any branch, agency or representative office in the US or acquire more than 5% of the voting stock of any US bank without the prior approval of the US Federal Reserve.

A US federal branch must maintain, with a US Federal Reserve member bank, a capital equivalency deposit as prescribed by the US Comptroller of the Currency in an amount which is the greater of:

▪         the amount of capital (but not surplus) that would be required of a national bank organised at the same location; or

▪         5% of its total liabilities (including acceptances, but excluding accrued expenses, and amounts due and other liabilities to other branches, agencies, and subsidiaries of the foreign bank).

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

A US federal branch of a foreign bank is, by virtue of the IBA, subject to the receivership powers exercisable by the US Comptroller of the Currency.

At this time we have not elected to become, and therefore we are not, a financial holding company as defined in the Gramm-Leach-Bliley Act of 1999.

20	2012 WESTPAC GROUP ANNUAL REPORT

INFORMATION ON WESTPAC

Anti-money laundering regulation

Australia

Westpac has a Group-wide program to manage its obligations under the Anti-Money Laundering and Counter-Terrorism Financing Act 2006. We continue to actively engage with the regulator, AUSTRAC, on our activities.

United States

The USA Patriot Act requires US financial institutions, including the US branches of foreign banks, to take certain steps to prevent, detect and report individuals and entities involved in international money laundering and the financing of terrorism. The required actions include verifying the identity of financial institutions and other customers and counterparties, terminating correspondent accounts for foreign ‘shell banks’ and obtaining information about the owners of foreign bank clients and the identity of the foreign bank’s agent for service of process in the US. The anti-money laundering compliance requirements of the USA Patriot Act include requirements to adopt and implement an effective anti-money laundering program, report suspicious transactions or activities, and implement due diligence procedures for correspondent and other customer accounts.

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

2012 WESTPAC GROUP ANNUAL REPORT	21

CORPORATE GOVERNANCE

INTRODUCTION

This statement describes our corporate governance framework, policies and practices as at 5 November 2012.

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

Australia

We comply with the ASX Corporate Governance Principles and Recommendations (ASXCGC Recommendations) published by the ASX Corporate Governance Council (ASXCGC). We must also comply with the Corporations Act and as an ADI must comply with governance requirements prescribed by APRA under Prudential Standard CPS 510 Governance.

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

Westpac’s employee equity plans have been disclosed in the Remuneration report in Section 9 of the Directors’ report, which is subject to a non-binding shareholder vote at the Annual General Meeting (AGM) and grants to our CEO are approved by shareholders. The details of all grants under our equity-based incentive plans have been disclosed in Note 25 of our financial statements for the year ended 30 September 2012.

The NYSE Listing Rules provide that the Nominations Committee’s responsibilities should include selecting, or recommending that the Board select, the Director nominees for the next annual meeting for shareholders, and overseeing the evaluation of the Board. The Board, rather than the Nominations Committee, reviews and recommends the Director nominees for election at the AGM and undertakes an annual review of its performance.

Websites

This statement and a range of documents referred to in it are available on our corporate governance website at www.westpac.com.au/corpgov. This website is regularly updated and contains copies and summaries of charters, principles and policies referred to in this statement.

22	2012 WESTPAC GROUP ANNUAL REPORT

CORPORATE GOVERNANCE

GOVERNANCE FRAMEWORK

From time to time the Board may form other Committees or request Directors to undertake specific extra duties. In 2010, the Board introduced a temporary Committee to provide specific focus on Health, Safety and Wellbeing (HS&W) across the Group. By late 2011 the HS&W Committee considered the improvement program sufficiently implemented to warrant a recommendation to the Board that the committee be dissolved as of 1 January 2012. That recommendation was accepted and the Board is again responsible for the overall monitoring of HS&W across the Westpac Group.

Further, on 6 March 2012 the Board re-assumed responsibility for the oversight and monitoring of sustainability and dissolved the Sustainability Committee. This decision reflects that the Westpac Group’s sustainability agenda is well embedded across the organisation, and with sustainability playing a core part in our overall approach to doing business, it is now appropriate for the Board to more directly play a larger role.

In addition, from time to time the Board participates (either directly or through representatives) in due diligence committees in relation to strategic decisions, capital and funding activities.

The Executive Team, Disclosure Committee and Executive Risk Committees are not Board Committees (that is, they have no delegation of authority from the Board) but sit beneath the CEO and the Board Committees to implement Board-approved strategies, policies and management of risk across the Group.

The key functions of the Board and each of the Board Committees are outlined in this corporate governance statement. All Board Committee Charters are available on our corporate governance website at www.westpac.com.au/corpgov.

2012 WESTPAC GROUP ANNUAL REPORT	23

BOARD, COMMITTEES AND OVERSIGHT OF MANAGEMENT

Board of Directors

Roles and responsibilities

The Board Charter outlines the roles and responsibilities of the Board. Key responsibilities in summary are:

▪         approving the strategic direction of Westpac Group;

▪         evaluating Board performance and determining Board size and composition;

▪         considering and approving the Westpac Board Renewal Policy;

▪         appointing and determining the duration, remuneration and other terms of appointment of the CEO and Chief Financial Officer (CFO);

▪         evaluating the performance of the CEO, and monitoring the performance of other senior executives;

▪         succession planning for the Board, CEO and Group Executives;

▪         approving the appointment of Group Executives, General Manager Group Assurance and Group General Counsel and monitoring the performance of senior management;

▪         approving the annual targets and financial statements and monitoring performance against forecast and prior periods;

▪         determining our dividend policy;

▪         determining our capital structure;

▪         approving our risk management strategy and frameworks, and monitoring their effectiveness;

▪         considering the social, ethical and environmental impact of our activities and monitoring compliance with our sustainability policies and practices;

▪         monitoring Workplace Health and Safety (WH&S) issues in Westpac Group and considering appropriate WH&S reports and information;

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

The roles and responsibilities delegated to the Board Committees are captured in the Charters of each of the five established Committees, namely:

▪         Audit;

▪         Risk Management;

▪         Nominations;

▪         Remuneration; and

▪         Technology.

The Board Charter, Board Committee Charters and the Constitution are available on our corporate governance website www.westpac.com.au/corpgov.

The Delegated Authority Policy Framework outlines principles to govern decision-making within the Westpac Group, including appropriate escalation and reporting to the Board. The Board has also delegated to the CEO, and through the CEO to other executives, responsibility for the day-to-day management of our business. The scope of, and limitations to, management delegated authority is clearly documented and covers areas such as operating and capital expenditure, funding and securitisation, and lending. These delegations balance effective oversight with appropriate empowerment and accountability of management.

Independence

Together, the Board members have a broad range of relevant financial and other skills and knowledge, combined with the extensive experience necessary to guide our business. Details are set out in Section 1 of the Directors’ report.

All of our Non-executive Directors satisfy our criteria for independence, which align with the guidance provided in the ASXCGC Recommendations and the criteria applied by the NYSE.

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

24	2012 WESTPAC GROUP ANNUAL REPORT

CORPORATE GOVERNANCE

Size and membership of Board Committees as at 30 September 2012

	Status	Board Audit Committee	Board Risk Management Committee	Board Nominations Committee	Board Remuneration Committee	Board Technology Committee

Lindsay Maxsted	Chairman, Non-executive, Independent	✓	✓	Chair ✓

John Curtis	Deputy Chairman, Non-executive, Independent		✓	✓	Chair ✓

Gail Kelly	CEO, Executive					✓

Elizabeth Bryan	Non-executive, Independent		Chair ✓	✓	✓	✓

Gordon Cairns	Non-executive, Independent		✓		✓

Robert Elstone	Non-executive, Independent	✓	✓			✓

Peter Hawkins	Non-executive, Independent	✓	✓	✓		Chair ✓

Ann Pickard	Non-executive, Independent		✓		✓

Peter Wilson	Non-executive, Independent	Chair ✓	✓	✓

This table shows membership of standing Committees of the Board.

The charts below demonstrate that our Board comprises a majority of independent Directors and show the tenure of our current Non-executive Directors.

Length of tenure of Non-executive Directors	Balance of Non-executive and Executive Directors

2012 WESTPAC GROUP ANNUAL REPORT	25

Chairman

The Board elects one of the independent Non-executive Directors as Chairman. Our current Chairman is Lindsay Maxsted, who became Chairman on 14 December 2011 following the retirement of Ted Evans at the AGM held on that day. The Chairman’s role includes:

▪         providing effective leadership to the Board in relation to all Board matters;

▪         guiding the agenda and conducting all Board meetings;

▪         in conjunction with the Company Secretaries, arranging regular Board meetings throughout the year, confirming that minutes of meetings accurately record decisions taken and, where appropriate, the views of individual Directors;

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

▪         developing strategic objectives for the business; and

▪         the day-to-day management of the Westpac Group’s operations.

Board meetings

The Board had nine scheduled meetings for the financial year ended 30 September 2012, with additional meetings held as required. In July each year the Board discusses our strategic plan and approves our overall strategic direction. The Board also conducts a half year review of our strategy. The Board conducts workshops on specific subjects relevant to our business throughout the year. Board meetings are characterised by robust exchanges of views, with Directors bringing their experience and independent judgment to bear on the issues and decisions at hand.

Non-executive Directors regularly meet without management present, so that they can discuss issues appropriate to such a forum. In all other respects, senior executives are invited, where considered appropriate, to participate in Board meetings. They also are available to be contacted by Directors between meetings.

Meetings attended by Directors for the financial year ended 30 September 2012 are reported in Section 8 of the Directors’ report.

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

The attendance of Board Nominations Committee members at the Committee’s meetings is set out in Section 8 of the Directors’ report.

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

Our constitution states that at each AGM, one-third of eligible Directors, and any other Director who has held office for three or more years since their last election, must retire. In determining the number of Directors to retire by rotation, no account is to be taken of Directors holding casual vacancy positions or of the CEO. The Directors to retire by rotation are those who have been the longest in office. A retiring Director holds office until the conclusion of the meeting at which he or she retires but is eligible for re-election by shareholders at that meeting.

26	2012 WESTPAC GROUP ANNUAL REPORT

CORPORATE GOVERNANCE

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

The Board has a Tenure Policy, which limits the maximum tenure of office that any Non-executive Director other than the Chairman may serve to nine years, from the date of first election by shareholders. The maximum tenure for the Chairman is 12 years (inclusive of any term as a Director prior to being elected as Chairman), from the date of first election by shareholders. The Board, on its initiative and on an exceptional basis, may exercise discretion to extend the maximum terms specified above where it considers that such an extension would benefit the Group. Such discretion will be exercised on an annual basis and the Director concerned will be required to stand for re-election annually.

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

All Directors have access to advice from senior internal legal advisors including the Group General Counsel.

In addition, the Board collectively, and all Directors individually, have the right to seek independent professional advice, at our expense, to help them carry out their responsibilities. While the Chairman’s prior approval is needed, it may not be unreasonably withheld.

Company Secretaries

We have two Company Secretaries appointed by the Board. The Senior Company Secretary, who is also Legal Counsel to the Board, attends Board and Board Committee meetings and is responsible for providing Directors with advice on legal and corporate governance issues together with the Group General Counsel. The Group Company Secretary attends Board and Board Committee meetings and is responsible for the operation of the secretariat function, including implementing our governance framework and, in conjunction with management, giving practical effect to the Board’s decisions.

Profiles of our Company Secretaries are set out in Section 1 of the Directors’ report.

Board Committees

Composition and independence

Board Committee members are chosen for the skills and experience they can contribute to the respective Board Committees. All of the Board Committees are comprised of independent Non-executive Directors. The CEO is also a member of the Board Technology Committee.

Operation and reporting

Scheduled meetings of the Board Committees occur quarterly, with the exception of the Board Technology Committee which has scheduled meetings three times a year. All Board Committees are able to meet more frequently as necessary. Each Board Committee is entitled to the resources and information it requires and has direct access to our employees and advisers. The CEO attends all Board Committee meetings, except where she has a material personal interest in a matter being considered. Senior executives and other selected employees are invited to attend Board Committee meetings as required. All Directors can receive all Board Committee papers and can attend any Board Committee meeting, provided there is no conflict of interest.

Performance

Board, Board Committees and Directors

The Board undertakes ongoing self-assessment as well as commissioning an annual performance review by an independent consultant.

The review process includes an assessment of the performance of the Board, the Board Committees and each Director.

The performance review process conducted in 2012 included interviews by an independent consultant with Directors and certain senior executives. The review was wide-ranging, with outputs collected and analysed and presented to the Board. The Board discussed the results and agreed follow-up action on matters relating to Board composition, process and priorities.

The Chairman also discusses the results with individual Directors and Board Committee Chairs. The full Board (excluding the Chairman) reviews the results of the performance review of the Chairman and results are then privately discussed between the Chairman and Deputy Chairman.

2012 WESTPAC GROUP ANNUAL REPORT	27

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

Management performance evaluations for the financial year ended 30 September 2012 will be conducted following the end of the financial year.

There is a further discussion on performance objectives and performance achieved in the Remuneration report in the Directors’ report.

All new senior executives are provided with extensive briefing on our strategies and operations, and the respective roles and responsibilities of the Board and senior management.

Advisory Boards

Each brand in our portfolio has its own unique identity and market position. Westpac maintains an Advisory Board for each of BankSA and Bank of Melbourne. Each assists in preserving the unique identity of these brands within the overall multi-brand strategy of the Westpac Group through oversight of management reports in relation to their brand health and positioning.

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

ETHICAL AND RESPONSIBLE
DECISION-MAKING

Code of Conduct and Principles for Doing Business

Our ‘Code of Conduct’ sets out six principles that we believe will maintain the trust and confidence placed in us by our customers, shareholders, suppliers and the community at large. We recognise that this trust can only be retained by acting ethically and responsibly in all our dealings and by seeking to continually improve in all that we do. The Code of Conduct applies to all of our employees and contractors and is supported by the Board. The six principles are:

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

28	2012 WESTPAC GROUP ANNUAL REPORT

CORPORATE GOVERNANCE

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

Conflicts of interest

Westpac Group has a conflicts of interest framework, which includes a Group policy supported by more specific policies and guidelines aimed at recognising and managing potential conflicts.

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

Our employees

Our employees are not permitted to participate in activities that involve a conflict with their duties and responsibilities or which are prejudicial to our business. We expect our employees to:

▪         manage conflicts of interest;

▪         obtain consent from senior management before accepting a directorship on the board of a non Westpac Group company;

▪         disclose any material interests they have with our customers or suppliers to their manager and not be involved with customer relationships where they have such an interest;

▪         not participate in business activities outside their employment with us (whether as a principal, partner, director, agent, guarantor, investor or employee) without approval or when it could adversely affect their ability to carry out their duties and responsibilities; and

▪         not solicit, provide facilitation payments, accept or offer money, gifts, favours or entertainment which might influence, or might appear to influence, their business judgment.

Fit and Proper Person assessments

Our Fit and Proper Policy complies with the related APRA Prudential Standards and ASIC guidelines. In accordance with that policy, we assess the fitness and propriety of our Directors and also of employees who perform specified roles. The Chairman of the Board (and in the case of the Chairman, the Board) is responsible for assessing the main Board Directors, Non-executive Directors on subsidiary Boards and Group Executives. An executive Fit and Proper Committee assesses other employees. In all cases the individual is asked to provide a detailed declaration and background checks are undertaken. Assessments are performed upon appointment to the relevant position and are re-assessed annually.

Concern reporting and whistleblower protection

Under our Whistleblower Protection Policy, our employees are encouraged to raise any concerns about activities or behaviour that may be unlawful or unethical with management, the human resources team, the compliance team or the Financial Crime Management business unit. Concerns may include suspected breaches of the Code of Conduct, the Principles and any internal policy or regulatory requirement.

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

Securities trading

Under the Westpac Group Securities Trading Policy, Directors and all Westpac employees are restricted from dealing in our shares and other financial products if they possess inside information. They are also prohibited from passing on inside information to others who may use that information to trade in securities. In addition, Directors and any employees who, because of their seniority or the nature of their position, may have access to material non-public information about Westpac (Prescribed Employees), are subject to further restrictions, including prohibitions on trading prior to and immediately following annual and half year profit announcements.

2012 WESTPAC GROUP ANNUAL REPORT	29

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

DIVERSITY

Westpac Group has a Group Diversity Policy that sets out the diversity initiatives for the Westpac Group. In this context, diversity covers gender, age, ethnicity, cultural background, sexual orientation and religious beliefs.

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

To achieve these objectives the Westpac Group:

▪         has set Board determined, measurable objectives for achieving gender diversity. The Board assesses annually both the objectives and progress in achieving them;

▪         assesses pay equity on an annual basis;

▪         encourages and supports the application of flexibility policy into practice across the business;

▪         meets our commitment to the Australian Employment Covenant to assist Indigenous Australians to access employment across our brands; and

▪         implements our Accessibility Action Plan for employees and customers with a disability, including providing employment opportunities for people with disabilities.

The implementation of these objectives is overseen by the Westpac Group Diversity Council chaired by the CEO.

The Board, or an appropriate Committee of the Board, will receive regular updates from the Westpac Group Diversity Council on these diversity initiatives.

We will also continue to listen to the needs of our employees through our employee surveys and specific diversity focused surveys.

In October 2010, the Board set a measurable objective to increase the proportion of women in leadership roles (over 5,000 leaders from our executive team through to our bank managers) from 33% to 40% by 2014.

At 30 September 2012, the proportion of women employed by Westpac Group was as follows:

▪         Board of Directors: 33%;

▪         leadership1 roles: 40%; and

▪         total Westpac workforce: 61%

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

Reporting

We report on our social, ethical and environmental performance as a part of the Annual Review and Sustainability Report and the full Annual Report, and provide additional detailed information on our website. Where appropriate, we include what we believe are the most material environmental, social and governance metrics within our financial results announcements.

Our management and our reporting of sustainability aim to address the issues that we believe are the most material for our business and stakeholders, now and in the future. We understand that this is an evolving agenda and seek to progressively embed the management of sustainability issues into business as usual practice. We also seek to anticipate and shape emerging social issues where we have the skills and experience to make a meaningful difference and drive business value.

We follow the Global Reporting Initiative reporting framework.

1            Women in leadership refers to the proportion of women (permanent and maximum term) in people leadership roles or senior roles of influence as a proportion of all leaders across the Group. It includes the CEO, Executive Team, General Managers, Senior Managers as direct reports to General Managers and the next two levels of management.

30	2012 WESTPAC GROUP ANNUAL REPORT

CORPORATE GOVERNANCE

The sustainability content of the Annual Review and Sustainability Report is independently assured against the AA1000 Assurance Standard and follows the Global Reporting Initiative framework. The assurance process not only tests the integrity of the data, but also tests the effectiveness of our underlying systems and processes, and the extent to which corporate responsibility and sustainability policies and processes are embedded across our organisation.

In addition, we actively participate in various independent external assessments by authoritative sustainability and governance rating organisations benchmarking us against the highest standards of governance.

Board Sustainability Committee

In recognition of the embedded nature of our approach to sustainability, the Board Sustainability Committee was dissolved in March 2012, with the full Board reassuming oversight and responsibility of the Group’s sustainability activities.

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

Board Audit Committee

As detailed in its charter, the Board Audit Committee has oversight of:

▪         the integrity of the financial statements and financial reporting systems;

▪         the external auditor’s qualifications, performance, independence and fees;

▪         performance of the internal audit function;

▪         financial reporting and regulatory compliance with reference to the Board Risk Management Committee. This includes an oversight of regulatory and statutory reporting requirements; and

▪         procedures for the receipt, retention and treatment of financial complaints, including accounting, internal controls or auditing matters, and the confidential reporting by employees of concerns regarding accounting or auditing matters.

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

▪         management and the external auditor regarding any correspondence, with regulators or government agencies, and reports that raise issues of a material nature; and

▪         the Legal Counsel to the Board and the Group General Legal Counsel regarding any legal matters that may have a material impact on, or require disclosure in, the financial statements.

Periodically, the Board Audit Committee consults with the external auditor without the presence of management about internal controls over financial information, reporting and disclosure and the fullness and accuracy of Westpac’s financial statements. The Board Audit Committee also meets with the General Manager, Group Assurance without management being present.

Financial knowledge

The Board Audit Committee comprises four independent, Non-executive Directors and is chaired by Peter Wilson.

All Board Audit Committee members have appropriate financial experience, an understanding of the financial services industry and satisfy the independence requirements under the ASXCGC Recommendations, the United States Securities Exchange Act of 1934 (as amended) and its related rules, and the NYSE Listing Rules.

The Board has determined that Lindsay Maxsted, member of the Board Audit Committee, is an ‘audit committee financial expert’ and independent in accordance with US securities law.

2012 WESTPAC GROUP ANNUAL REPORT	31

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

The Board Audit Committee’s membership is set out in the table entitled ‘Size and membership of Board Committees as at 30 September 2012’. The full qualifications of the Audit Committee members and their attendance at Board Audit Committee meetings are set out in Section 1 and Section 8 of the Directors’ report.

External auditor

The role of the external auditor is to provide an independent opinion that our financial reports are true and fair, and comply with applicable regulations.

Our external auditor is PricewaterhouseCoopers (PwC), appointed by shareholders at the 2002 AGM. Our present PwC lead audit partner is Michael Codling and the review audit partner is Victor Clarke. Michael Codling and Victor Clarke assumed responsibility for these roles in December 2012 and December 2011 respectively.

The external auditor receives all Board Audit Committee papers, attends all Board Audit Committee meetings and is available to Board Audit Committee members at any time. The external auditor also attends the AGM to answer questions from shareholders regarding the conduct of its audit, the audit report and financial statements and its independence.

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

The breakdown of the aggregate fees billed by the external auditor in respect of each of the two most recent financial years for audit, audit-related, tax and other services is provided in Note 33 to our financial statements for the year ended 30 September 2012. A declaration regarding the Board’s satisfaction that the provision of non-audit services by PwC is compatible with the general standards of auditor independence is provided in Section 10 of the Directors’ report.

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

MARKET DISCLOSURE

We maintain a level of disclosure that seeks to provide all investors with equal, timely, balanced and meaningful information. Consistent with these standards the Westpac Group maintains a Board approved Market Disclosure Policy, which governs how we communicate with our shareholders and the investment community.

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

Our Disclosure Committee is responsible for determining what information should be disclosed publicly under the policy, and for assisting employees in understanding what information may require disclosure to the market on the basis that it is price sensitive. The Disclosure Committee is comprised of the CEO, the Executive Team, the Group General Counsel and the General Manager, Corporate Affairs and Sustainability.

The Chief Operating Officer is the Disclosure Officer. The Disclosure Officer is ultimately responsible for all communication with relevant stock exchanges and notifying regulators in any jurisdiction as a result of market disclosure.

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

32	2012 WESTPAC GROUP ANNUAL REPORT

CORPORATE GOVERNANCE

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

▪         access to all major market briefings and shareholder meetings via webcasts.

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

The 2nd Line of Defence – Establishment of risk management frameworks and policies and risk management oversight

Our 2nd Line of Defence has three layers:

▪         our executive risk committees lead the optimisation of risk-reward by overseeing the development of risk appetite statements, risk management frameworks, policies and risk concentration controls, and monitoring Westpac’s risk profile for alignment with approved appetites and strategies;

▪         our Group Risk function is independent from the business divisions, reports to the Chief Risk Officer (CRO), and establishes and maintains the Group-wide risk management frameworks, policies and concentration limits that are approved by the Board Risk Management Committee. It also reports on Westpac’s risk profile to executive risk committees and the Board Risk Management Committee; and

▪         divisional risk areas are responsible for developing division-specific risk appetite statements, policies, controls, procedures, monitoring and reporting capability, which align to the Board’s Statement of Risk Appetite and the risk management frameworks approved by the Board Risk Management Committee. These risk areas are independent of the Divisions’ 1st Line business areas, with each divisional CRO having a direct reporting line to the CRO, as well as to their Division’s Group Executive.

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

2012 WESTPAC GROUP ANNUAL REPORT	33

Risk management approach

We regard managing the risks that affect our business as a fundamental activity, as they influence our performance, reputation and future success. Effective risk management involves taking an integrated and balanced approach to risk and reward, and enables us to both increase financial growth opportunities and mitigate potential loss or damage. Mitigation and optimisation strategies are of equal importance and need to be effectively aligned and integrated.

We distinguish five main types of risk:

▪         credit risk – the risk of financial loss where a customer or counterparty fails to meet their financial obligations;

▪         liquidity risk – the risk of not being able to fund our assets and meet obligations as they come due, without incurring unacceptable losses;

▪         market risk – the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. This includes interest rate risk in the banking book – the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities;

▪         operational risk – operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition is aligned to the regulatory (Basel II) definition, including legal and regulatory risk but excluding strategic and reputation risk; and

▪         compliance risk – the risk of legal or regulatory sanction, and financial or reputation loss, arising from our failure to abide by the compliance obligations required of us.

In addition to, and linked to, these five main types of risk, we also manage the following risks:

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

▪         insurance risk – the risk of mis-estimation of the expected cost of insured events, volatility in the number or severity of insured events, and mis-estimation of the cost of incurred claims;

▪         related entity (contagion) risk – the risk that problems arising in other Westpac Group members compromise the financial and operational position of the authorised deposit-taking institutions in the Westpac Group; and

▪         reputation risk – the risk to earnings or capital arising from negative public opinion resulting from the loss of reputation or public trust and standing.

Westpac has received advanced accreditation from APRA and the RBNZ under the Basel II Capital Framework, and uses the Advanced Internal Ratings Based (AIRB) approach for credit risk and the Advanced Measurement Approach (AMA) for operational risk when calculating regulatory capital.

Board Risk Management Committee

The Board Risk Management Committee comprises all of Westpac’s independent, Non-executive Directors and is chaired by Elizabeth Bryan.

As set out in its charter, the Board Risk Management Committee:

▪         provides recommendations to the Board on Westpac Group’s risk-reward strategy;

▪         sets risk appetite;

▪         reviews and approves the frameworks for managing risk, including capital, credit, liquidity, market, operational, compliance and reputation risk;

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

From the perspective of specific types of risk, the Board Risk Management Committee role includes:

▪         capital – approving the internal capital adequacy assessment process and in doing so reviewing the outcomes of enterprise wide stress testing, setting the target capital ranges for regulatory capital having regard to Westpac internal economic capital measures, and reviewing and monitoring capital levels for consistency with the Westpac Group’s risk appetite;

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

▪         operational risk – monitoring the operational risk profile, the performance of operational risk management and controls, and the development and ongoing review of operational risk policies; and

34	2012 WESTPAC GROUP ANNUAL REPORT

CORPORATE GOVERNANCE

▪         compliance risk – reviewing compliance risk processes and our compliance with applicable laws, regulations and regulatory requirements, discussing with management and the external auditor any material correspondence with regulators or government agencies and any published reports that raise material issues, and reviewing complaints and whistleblower concerns.

The Board Risk Management Committee also:

▪         provides relevant periodic assurances to the Board Audit Committee regarding the operational integrity of the risk management framework; and

▪         refers to other Board Committees any matters that come to the attention of the Board Risk Management Committee that are relevant for those respective Board Committees.

The Board Risk Management Committee’s membership is set out in the table titled ‘Size and membership of Board Committees as at 30 September 2012’. The full qualifications of Board Risk Management Committee members and their attendance at Board Risk Management Committee meetings are set out in Section 1 and Section 8 of the Directors’ report.

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

CEO and CFO assurance

The Board receives regular reports from management about our financial condition and operational results, as well as that of our controlled entities. The CEO and the CFO annually provide formal statements to the Board, and have done so for the financial year ended 30 September 2012, that state in all material respects:

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

The Board Remuneration Committee has been in place for the whole of the financial year and is comprised of four independent non-executive directors and is chaired by John Curtis. All members of the Board Remuneration Committee are also members of the Board Risk Management Committee, which assists in the integration of effective risk management into the remuneration framework.

As set out in its charter, the Board Remuneration Committee:

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

2012 WESTPAC GROUP ANNUAL REPORT	35

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

The Board Remuneration Committee reviews and recommends to the Board the size of variable reward pools each year based on consideration of pre-determined business performance indicators and the financial soundness of Westpac. The Board Remuneration Committee also approves remuneration arrangements outside of the Group Remuneration Policy relating to individuals or groups of individuals which are significant because of their sensitivity, precedent or disclosure implications. In addition, the Board Remuneration Committee considers and evaluates the performance of senior executives when making remuneration determinations and otherwise as required.

Independent remuneration consultants are engaged by the Board Remuneration Committee to provide information across a range of issues including remuneration benchmarking, market practices and emerging trends and regulatory reforms.

The Board Remuneration Committee’s membership is set out in the table titled ‘Size and membership of Board Committees as at 30 September 2012’. The full qualifications of Board Remuneration Committee members and their attendance at Board Remuneration Committee meetings are set out in Section 1 and Section 8 of the Directors’ report.

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

Other Board Committees with a risk focus
Board Audit Committee
▪ oversees the integrity of financial statements and financial reporting systems.
Board Remuneration Committee
▪ reviews any matters raised by the BRMC with respect to risk-adjusted remuneration.
Board Technology Committee
▪ oversees information technology strategy and implementation.
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

Westpac Group Market Risk Committee (MARCO)

▪  leads the optimisation of market risk-reward across the Group;

▪  oversees the market risk management framework and key policies;

▪  oversees our market risk profile; and

▪  identifies emerging market risks and appropriate actions to address these.

36	2012 WESTPAC GROUP ANNUAL REPORT

CORPORATE GOVERNANCE

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

Westpac Group Remuneration Oversight Committee (ROC)

▪   responsible for ensuring that risk is embedded in all key steps in our remuneration framework;

▪   reviews and makes recommendations to the CEO for recommendation to the Board Remuneration Committee on the Group Remuneration Policy and provides assurance that remuneration arrangements across the Group encourage behaviour that supports Westpac’s long-term financial soundness and the risk management framework;

▪   reviews and monitors the remuneration arrangements (other than for Group Executives) for Responsible Persons (as defined in the Group’s Statutory Officers Fit and Proper Policy), risk and financial control personnel, and all other employees for whom a significant portion of total remuneration is based on performance and whose activities, either individually or collectively, may affect the financial soundness of Westpac; and

▪   reviews and recommends to the CEO for recommendation to the Board Remuneration Committee the criteria and rationale for determining the total quantum of the Group variable reward pool.

Group and divisional risk management
Group Risk

▪   develops the Group-level risk management frameworks for approval by the BRMC;

▪   directs the review and development of key policies supporting the risk management frameworks;

▪   establishes risk concentration limits and monitors risk concentrations; and

▪   monitors emerging risk issues.

Compliance Function

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
Divisional business units
Business Units

▪   responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite policies; and

▪   establish and maintain appropriate risk management controls, resources and self-assurance processes.

2012 WESTPAC GROUP ANNUAL REPORT	37

Checklist of Westpac’s compliance with ASXCGC Recommendations

	ASXCGC Recommendations (with 2010 Amendments)	Reference	Compliance
Principle 1:	Lay solid foundations for management and oversight
1.1	Establish the functions reserved to the Board and those delegated to senior executives and disclose those functions.	Page 24	Comply
1.2	Disclose the process for evaluating the performance of senior executives.	Page 28	Comply
1.3	Provide the information indicated in Guide to reporting on Principle 1.	Pages 24, 28	Comply
Principle 2:	Structure the Board to add value
2.1	A majority of the Board should be independent Directors.	Pages 24–25	Comply
2.2	The chair should be an independent Director.	Page 26	Comply
2.3	The roles of chair and chief executive officer should not be exercised by the same individual.	Page 26	Comply
2.4	The Board should establish a nomination committee.	Page 26	Comply
2.5	Disclose the process for evaluating the performance of the Board, its committees and individual Directors.	Pages 27–28	Comply
2.6	Provide the information indicated in Guide to reporting on Principle 2.	Pages 24–27	Comply
Principle 3:	Promote ethical and responsible decision-making
3.1	Establish a code of conduct and disclose the code or a summary of the code as to:	Page 28	Comply

3.1.1       the practices necessary to maintain confidence in the company’s integrity

3.1.2       the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders

3.1.3       the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

3.2	Establish a policy concerning diversity and disclose the policy or a summary of that policy.	Page 30	Comply
3.3	Disclose the measurable objectives for achieving gender diversity set by the Board in accordance with the diversity policy and progress towards achieving them.	Page 30	Comply
3.4	Disclose the proportion of women employees in the whole organisation, women in senior executive positions and women on the Board.	Page 30	Comply
3.5	Provide the information indicated in Guide to reporting on Principle 3.	Pages 28, 30	Comply
Principle 4:	Safeguard integrity in financial reporting
4.1	The Board should establish an audit committee.	Page 31	Comply
4.2	Structure the audit committee so that it:	Pages 25, 31	Comply
▪ consists only of Non-executive Directors; ▪ consists of a majority of independent Directors; ▪ is chaired by an independent chair, who is not chair of the Board; and ▪ has at least three members.
4.3	The audit committee should have a formal charter.	Page 31	Comply
4.4	Provide the information indicated in Guide to reporting on Principle 4.	Pages 25, 31–32	Comply

38	2012 WESTPAC GROUP ANNUAL REPORT

CORPORATE GOVERNANCE

	ASXCGC Recommendations (with 2010 Amendments)	Reference	Compliance
Principle 5:	Make timely and balanced disclosure
5.1

Establish written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.

		Page 32	Comply
5.2	Provide the information indicated in Guide to reporting on Principle 5.	Page 32	Comply
Principle 6:	Respect the rights of shareholders
6.1	Design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose the policy or a summary of that policy.	Page 33	Comply
6.2	Provide the information indicated in Guide to reporting on Principle 6.	Page 33	Comply
Principle 7:	Recognise and manage risk
7.1	Establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Pages 33–37	Comply
7.2

The Board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively. The Board should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks.

		Pages 33–37	Comply
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

		Page 35	Comply
7.4	Provide the information indicated in Guide to reporting on Principle 7.	Pages 33–37	Comply
Principle 8:	Remunerate fairly and responsibly
8.1	Establish a remuneration committee.	Pages 35–36	Comply
8.2	The remuneration committee should be structured so that it: ▪ consists of a majority of independent Directors; ▪ is chaired by an independent chair; and ▪ has at least three members.	Page 25	Comply
8.3	Clearly distinguish the structure of Non-executive Directors’ remuneration from that of executive Directors and senior executives.	Pages 35–36	Comply
8.4	Provide the information indicated in Guide to reporting on Principle 8.	Pages 30, 35–36	Comply

2012 WESTPAC GROUP ANNUAL REPORT	39

DIRECTORS’ REPORT

Our Directors present their report together with the financial statements of the Group for the financial year ended 30 September 2012.

1. DIRECTORS

The names of the persons who have been Directors, or appointed as Directors, during the period since 1 October 2011 and up to the date of this report are: Lindsay Philip Maxsted, Edward (Ted) Alfred Evans (retired as Director and Chairman on 14 December 2011), Gail Patricia Kelly, John Simon Curtis, Elizabeth Blomfield Bryan, Gordon McKellar Cairns, Robert George Elstone (Director from 1 February 2012), Peter John Oswin Hawkins, Carolyn Judith Hewson (retired as Director on 30 June 2012), Ann Darlene Pickard (Director from 1 December 2011), Graham John Reaney (retired as Director on 14 December 2011) and Peter David Wilson.

Particulars of the skills, experience, expertise and responsibilities of the Directors at the date of this report, including all directorships of other listed companies held by a Director at any time in the past three years immediately before 30 September 2012 and the period for which each directorship has been held, are set out below.

Name: Lindsay Maxsted,
DipBus (Gordon), FCA, FAICD

Age: 58

Term of office: Director since March 2008 and Chairman since December 2011.

Date of next scheduled
re-election: December 2014.

Independent: Yes.

Current directorships of listed entities and dates of office: Director of Transurban Group (since March 2008, and Chairman since August 2010). Director of BHP Billiton Limited (since March 2011) and BHP Billiton plc (since March 2011).

Other principal directorships: Managing Director of Align Capital Pty Limited and Director of Baker IDI Heart & Diabetes Institute Holdings Limited.

Other interests: Nil.

Other Westpac related entities directorships and period of office: Nil.

Skills, experience and expertise: Lindsay was the CEO of KPMG from January 2001 to December 2007 and was a partner of KPMG from July 1984 to February 2008. Lindsay’s principal area of practice prior to becoming CEO was in the corporate recovery field managing a number of Australia’s largest insolvency / workout / turnaround engagements. At the request of the Victorian State Government, Lindsay was appointed to the Board of the Public Transport Corporation in December 1995 and was Chairman from 1997 to 2001.

Westpac Board Committee membership: Chairman of the Board Nominations Committee. Member of each of the Board Audit and Board Risk Management Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Gail Kelly,
HigherDipEd, BA, MBA with Distinction, HonDBus

Age: 56

Term of office: Managing Director & Chief Executive Officer since February 2008.

Date of next scheduled
re-election: Not applicable.

Independent: No.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: The Business Council of Australia and the Financial Markets Foundation for Children.

Other interests: Director of the Australian Bankers’ Association. Member of the Global Board of Advisers at the US Council on Foreign Relations and is a member of the Sydney Cricket and Sports Ground Trust.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Gail began her banking career in 1980, and by 2001 Gail had held various senior management roles in a broad range of areas including retail and commercial banking, strategy, marketing and human resources. Gail has spent the last ten years as CEO of two Australian banks, St.George Bank from 2002 to 2007 and Westpac from 1 February 2008 to date. Gail is Care Australia’s Ambassador for Women’s Empowerment.

Westpac Board Committee membership: Member of the Board Technology Committee. Directorships of other listed entities over the past three years and dates of office: Nil.

40	2012 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

Name: John Curtis AM,
BA, LLB (Hons.)

Age: 62

Term of office: Director and Deputy Chairman since December 2008.

Date of next scheduled
re-election: December 2014.

Independent: Yes.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: Chairman of Allianz Australia Limited.

Other interests: Nil.

Other Westpac related entities directorships: Nil.

Skills, experience and expertise: For the past 25 years John has been a professional company director and has been chairman and director of a wide variety of public companies, government entities and foreign corporations. In more recent times he has been largely involved in the financial services sector with his current appointments as set out above and former appointments with Merrill Lynch, Perpetual Limited and First Data Corporation in Australia. Prior to 1987, John was a Director of Wormald International Limited and was responsible for its operations in Australia, Europe, Asia and the

Americas. During part of that time he was Chairman of the National Building and Construction Council, the peak industry body.

Westpac Board Committee membership: Chairman of the Board Remuneration Committee. Member of each of the Board Nominations and Board Risk Management Committees.

Directorships of other listed entities over the past three years and dates of office:

Nil.

Name: Elizabeth Bryan, BA (Econ.), MA (Econ.)

Age: 66

Term of office: Director since November 2006.

Date of next scheduled
re-election: December 2013.

Independent: Yes.

Current directorships of listed entities and dates of office: Director of Caltex Australia Limited (since July 2002, and Chairman since October 2007).

Other principal directorships: Nil.

Other interests: Member of the Takeovers Panel.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Elizabeth has over 32 years experience in the financial services industry, government policy and administration, and on the boards of companies and statutory organisations. Prior to becoming a professional director she served for six years as Managing Director of Deutsche Asset Management and its

predecessor organisation, NSW State Superannuation Investment and Management Corporation.

Westpac Board Committee membership: Chairman of the Board Risk Management Committee. Member of each of the Board Nominations, Board Remuneration and Board Technology Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Gordon Cairns,
MA (Hons.)

Age: 62

Term of office: Director since July 2004.

Date of next scheduled
re-election: December 2012.

Independent: Yes.

Current directorships of listed entities and dates of office: Director of Origin Energy Limited (since June 2007).

Other principal directorships: World Education Australia Limited. Chairman of the Origin Foundation. Executive Chairman of Quick Service Restaurant Group Pty Limited.

Other interests: Senior Advisor to each of McKinsey & Company and Greenhill Australia (formerly Greenhill Caliburn).

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Gordon has extensive Australian and international experience as a senior executive, most recently as CEO of Lion Nathan Limited. Gordon has also held a wide range of senior management positions in marketing and finance with PepsiCo, Cadbury Schweppes and Nestlé (Spillers).

Westpac Board Committee membership: Member of each of the Board Remuneration and Board Risk Management Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

2012 WESTPAC GROUP ANNUAL REPORT	41

Name: Robert Elstone
BA (Hons.), MA (Econ.), MCom

Age: 59

Term of office: Director since February 2012.

Date of next scheduled
re-election: December 2012.

Independent: Yes.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: Nil.

Other interests: Adjunct Professor in the School of Business at the University of Sydney.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Robert has over 30 years experience in senior management roles spanning investment banking, corporate finance, wholesale financial markets and risk management. Most recently from 2006 to 2011, Robert was Managing Director and CEO of the Australian Securities Exchange, prior to which he was Managing Director and CEO of the Sydney Futures Exchange from 2000 to 2006 and, before that, Finance Director of Pioneer International from 1995 to 2000.

Robert was a Non-executive Director of the National Australia Bank from 2004 to 2006, an inaugural member of the Board of Guardians of the Future Fund from 2006 and was Chairman of the Financial Sector Advisory Council to the Federal Treasurer between 2007 and 2009.

Westpac Board Committee membership: Member of each of the Board Audit, Board Technology and Board Risk Management Committees.

Directorships of other listed entities over the past three years and dates of office: ASX Limited (July 2006 to October 2011).

Name: Peter Hawkins,
BCA (Hons.), SF Fin, FAIM, ACA (NZ), FAICD

Age: 58

Term of office: Director since December 2008.

Date of next scheduled
re-election: December 2013.

Independent: Yes.

Current directorships of listed entities and dates of office: Mirvac Limited Group (since January 2006).

Other principal directorships: Liberty Financial Pty Limited, Treasury Corporation of Victoria, Murray Goulburn
Co-operative Company Limited and Clayton Utz.

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Member of the Bank of Melbourne Advisory Board since November 2010.

Skills, experience and expertise: Peter’s career in the banking and financial services industry spans over 41 years in Australia and overseas at both the highest levels of management and directorship of major organisations. Peter has held various senior management and directorship positions with Australia and New Zealand Banking Group Limited from 1971 to 2005, and was also a Director of BHP (NZ) Steel

Limited from 1990 to 1991, ING Australia Limited from 2002 to 2005 and Esanda Finance Corporation from 2002 to 2005.

Westpac Board Committee membership: Chairman of the Board Technology Committee. Member of each of the Board Audit, Board Nominations and Board Risk Management Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Ann Pickard
BA, MA

Age: 57

Term of office: Director since December 2011.

Date of next scheduled
re-election: December 2014.

Independent: Yes.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: Shell Energy Holdings Australia Limited, Arrow Energy Holdings Pty Limited and the Energy & Minerals Institute, University of Western Australia.

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Ann has 25 years of international experience as a senior manager in large organisations, with responsibility for major corporate transformations, maximising return on assets in challenging environments, complex negotiations, large scale development projects and strategic planning. In March 2010, Ann became the Executive Vice President of Royal Dutch Shell’s upstream business in Australia. In August 2010, her role was expanded to Country Chair of Shell in Australia.

Before her current role, Ann was Shell’s Regional Executive Vice President for Sub Sahara Africa, overseeing the company’s exploration and production, gas and LNG activities in the region. She has also held the position of Director - Global Businesses and Strategy and been a member of the Shell Gas & Power Executive Committee with responsibility for Global LNG, Power and Gas & Power Strategy.

Westpac Board Committee membership: Member of each of the Board Risk Management and Board Remuneration Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

42	2012 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

Name: Peter Wilson, CA

Term of office: Director since October 2003.

Age: 71

Date of next scheduled
re-election: Not applicable.
Peter Wilson will retire following the 2012 AGM.

Independent: Yes.

Current directorships of listed entities and dates of office: Chairman of New Zealand listed Augusta Capital Limited since October 2006 (formerly Kermadec Property Fund Limited).

Other principal directorships:
P F Olsen Limited and Farmlands Trading Society Limited. Deputy Chairman of Meridian Energy Limited.

Other interests: Member of the New Zealand Markets Disciplinary Tribunal and Chairman of the Special Division of that Tribunal.

Other Westpac related entities directorships and dates of office: Director of Westpac New Zealand Limited (since September 2006, and Chairman since January 2008).

Skills, experience and expertise: Peter is a chartered accountant and a former partner at Ernst & Young, with extensive experience in banking, business establishment, problem resolution, asset sale and management of change functions. Peter was a Director, and from 1991, Chairman of

Trust Bank New Zealand Limited which Westpac acquired in 1996.

Westpac Board Committee membership: Chairman of the Board Audit Committee. Member of each of the Board Risk Management and Board Nominations Committees.

Directorships of other listed entities over the past three years and dates of office: The Colonial Motor Company Limited (July 1998 to November 2011), listed in New Zealand.

Company Secretary

Our Company Secretaries as at 30 September 2012 were John Arthur and Tim Hartin.

John Arthur (LLB (Hons.)) was appointed Group Executive, Counsel & Secretariat and Company Secretary on 1 December 2008. On 24 November 2011, John was appointed Chief Operating Officer and continues to hold the position of Senior Company Secretary. Most recently prior to that appointment, John was Managing Director & Chief Executive of Investa Property Group until 2007. Previously, John has been a partner at Freehills and Group General Counsel of Lend Lease Limited. He also served as Chairman of legal firm Gilbert + Tobin and has had a distinguished career as legal partner, corporate executive and non-executive director.

Tim Hartin (LLB (Hons.)) was appointed Group Company Secretary on 9 November 2011. Prior to his appointment, Tim worked for a number of years as a transactional lawyer at Henderson Boyd Jackson W.S. in Scotland and in London in Herbert Smith’s corporate and corporate finance division. Tim joined Gilbert + Tobin as a Consultant in 2004, where he provided corporate advisory services to ASX listed companies. Tim joined Westpac in 2006 as Counsel, Corporate Core and most recently was the Head of Legal - Risk Management & Workouts, Counsel & Secretariat.

2. EXECUTIVE TEAM

As at 30 September 2012 our Executive Team was:

Name	Position	Year Joined Group	Year Appointed to Position
Gail Kelly	Managing Director & Chief Executive Officer	2008	2008
John Arthur	Chief Operating Officer	2008	2011
Peter Clare	Chief Executive Officer, Westpac New Zealand Limited	2008	2012
Philip Coffey	Chief Financial Officer	1996	2005
Brad Cooper	Chief Executive Officer, BT Financial Group	2007	2010
George Frazis	Chief Executive Officer, St.George Banking Group	2009	2012
Brian Hartzer	Chief Executive, Australian Financial Services	2012	2012
Christine Parker	Group Executive, Human Resources & Corporate Affairs	2007	2011
Greg Targett	Chief Risk Officer	2008	2009
Rob Whitfield	Group Executive, Westpac Institutional Bank	1986	2009
Jason Yetton	Group Executive, Westpac Retail & Business Banking	1992	2011

There are no family relationships between or among any of our Directors or Executive Team members.

2012 WESTPAC GROUP ANNUAL REPORT	43

Gail Kelly HigherDipEd, BA, MBA with Distinction, HonDBus. Age 56
Managing Director & Chief Executive Officer

Gail began her banking career in 1980, and by 2001 she had held various senior management roles in a broad range of areas including retail and commercial banking, strategy, marketing and human resources. Gail has spent the last ten years as Chief Executive Officer of two Australian banks, St.George Bank from 2002 to 2007 and Westpac from 1 February 2008 to date.

Gail holds a Bachelor of Arts degree and Higher Diploma of Education from Cape Town University, an MBA with Distinction from the University of Witwatersrand, and an Honorary Doctorate of Business from Charles Sturt University.

Gail is a non-executive director of the Business Council of Australia, the Australian Bankers’ Association and the Financial Markets Foundation for Children. She sits on the Global Board of Advisers at the US Council on Foreign Relations and is a member of the Sydney Cricket and Sports Ground Trust. Gail is also Care Australia’s Ambassador for Women’s Empowerment.

John Arthur LLB (Hons.). Age 57
Chief Operating Officer

John was appointed Chief Operating Officer on 24 November 2011 with responsibility for Group Services, which encompasses technology, banking operations, property, compliance, legal and secretariat services. He joined Westpac as Group Executive, Counsel & Secretariat on 1 December 2008. Before that appointment, John was Managing Director & CEO of Investa Property Group.

Previously, John has been a partner at Freehills and Group General Counsel of Lend Lease Limited. He also served as Chairman of legal firm Gilbert + Tobin and has had a distinguished career as a legal partner, corporate executive and non-executive director.

Peter Clare BCom, MBA. Age 49
Chief Executive Officer, Westpac New Zealand Limited

Peter was appointed Chief Executive Officer, Westpac New Zealand Limited, in April 2012. Prior to this appointment, Peter held the role of Chief Operating Officer, Australian Financial Services from November 2011. Before that appointment, Peter held the role of Group Executive, Product & Operations from 17 July 2008. Peter joined Westpac as Group Executive, Consumer Financial Services in March 2008, with responsibility for sales, service, third-party consumer product relationships and product development for Westpac’s consumer customers across Australia.

Prior to joining Westpac, Peter was Group Executive, Group Technology & Operations at St.George Bank Limited following five years as Group Executive, Strategy with St.George Bank Limited. Between 1997 and 2002, Peter worked for the Commonwealth Bank of Australia in a range of senior roles, covering strategy, merger programs, operations and performance improvement. He has also worked in management consultancy and accountancy roles.

Philip Coffey BEc (Hons.). Age 55
Chief Financial Officer

Philip was appointed Chief Financial Officer in December 2005, with responsibility for Westpac’s strategy, finance, tax, treasury and investor relations functions. He joined Westpac in 1996, and was appointed Group Executive, Westpac Institutional Bank in 2002. He has extensive experience in financial markets, funds management and finance, firstly with the Reserve Bank of Australia, then Citicorp and AIDC Limited. He has held roles in the UK and New Zealand. Philip has an honours degree in economics and has completed the Executive Program at Stanford University Business School.

Brad Cooper DipBM, MBA. Age 50
Chief Executive Officer, BT Financial Group

Brad was appointed Chief Executive Officer, BT Financial Group on 1 February 2010. Brad initially joined Westpac in April 2007 as Chief Executive, Westpac New Zealand Limited and after successfully leading a change program in that market, moved to the role of Group Chief Transformation Officer leading the Westpac Group’s St.George merger implementation. Prior to joining Westpac, Brad was Chairman of GE Capital Bank and CEO of GE Consumer Finance UK & Ireland. He drove GE’s UK Six Sigma program and was certified as a Quality Leader (Black Belt) in December 2002. He was promoted to CEO of GE Consumer Finance UK in January 2003 and appointed Chairman of GE Capital Bank in April 2004.

44	2012 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

George Frazis B Eng (Hons.), MBA (AGSM/Wharton). Age 48
Chief Executive Officer, St.George Banking Group

George was appointed Chief Executive Officer, St.George Banking Group in April 2012. Prior to this appointment, George joined the Westpac Group in March 2009 as Chief Executive, Westpac New Zealand Limited. George is highly experienced in the financial services industry. He was formerly Group Executive General Manager at National Australia Bank. Prior to that, George was a senior executive in Commonwealth Bank of Australia’s Institutional Banking Division and has also been a partner with the Boston Consulting Group.

Brian Hartzer Age 45
Chief Executive, Australian Financial Services

Brian joined Westpac as Chief Executive, Australian Financial Services on 25 June 2012. Australian Financial Services comprises Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group.

Prior to joining Westpac, Brian spent three years in the UK as CEO for Retail, Wealth and Ulster Bank at the Royal Bank of Scotland Group. Prior to that, he spent ten years with ANZ in Australia in a variety of roles, including his final role as CEO, Australia and Global Segment Lead for Retail and Wealth. Before joining ANZ, Brian spent ten years as a financial services consultant in New York, San Francisco, and Melbourne.

Brian graduated from Princeton University with a degree in European History and is a Chartered Financial Analyst.

Christine Parker BGDipBus (HRM). Age 52
Group Executive, Human Resources & Corporate Affairs

Christine was appointed Group Executive, Human Resources & Corporate Affairs on 1 October 2011, with responsibility for human resources strategy and management, including reward and recognition, safety, learning and development, careers and talent, employee relations and employment policy. She is also responsible for Corporate Affairs & Sustainability.

Prior to this appointment, she was Group General Manager, Human Resources, from March 2010, with responsibilities across the entire Westpac Group. Prior to that, Christine was General Manager, Human Resources, Westpac New Zealand Limited, when she joined Westpac in 2007.

Prior to joining Westpac, Christine was Group HR Director, Carter Holt Harvey, and from 1999 to 2004, she was Director of HR with Restaurant Brands New Zealand.

Greg Targett BEc, DipEd, F Fin, CFTP. Age 55
Chief Risk Officer

Greg was appointed Chief Risk Officer on 2 July 2009. Greg joined Westpac as Deputy Chief Risk Officer on 1 December 2008. Prior to the merger between Westpac and St.George Bank Limited, Greg was Chief Risk Officer of St.George Bank Limited and was a member of the St.George Bank Limited Executive Management Committee from 2006. He joined St.George Bank Limited in May 2003 from National Australia Bank where he held the role of General Manager, Wholesale and Business Banking Credit. During his 23 year career with National Australia Bank, Greg had a variety of senior roles in Australia and overseas in venture capital, planning and strategy, credit risk, corporate banking and retail banking.

Rob Whitfield BCom, GradDipBanking, GradDipFin, AMP (Harvard). Age 48
Group Executive, Westpac Institutional Bank

Rob was appointed Group Executive, Westpac Institutional Bank in July 2009. He has responsibility for Westpac’s global relationships with corporate, institutional and government clients, and core product offerings across financial and capital markets, transactional banking and working capital and payments. In addition, Rob has responsibility for Hastings Funds Management Limited and Westpac’s structured finance, global treasury, Asia and Pacific Island businesses. Rob joined Westpac as a graduate in 1986, where he gained broad financial markets experience. He joined Treasury in 1993 and was appointed Group Treasurer in 2000. In 2004, he became Chief Risk Officer and joined the Executive Team in December 2005. From April 2007, Rob undertook advisory work as a Group Executive for Westpac’s CEO with responsibility for the oversight of the merger with St.George Bank Limited. He was appointed Group Executive, Risk Management in November 2008 prior to assuming his current role.

Jason Yetton BCom, GDAppFin, TGMP (Harvard). Age 42
Group Executive, Westpac Retail & Business Banking

Jason was appointed Group Executive, Westpac Retail & Business Banking on 24 November 2011. Prior to this appointment, he was General Manager, Retail and Regional Banking, Westpac Retail & Business Banking from 2010. Before that, Jason was General Manager, Retail Banking from 2008. During 2008, he was a member of the Group’s 2017 strategy team. Prior to that role, Jason held a number of roles in BT Financial Group, including Head of Product, General Manager, Customer Solutions and CEO Commerce BT Unit Trust (based in Malaysia from 1997 to 1999). He joined BT as a graduate trainee in 1992.

2012 WESTPAC GROUP ANNUAL REPORT	45

3. REPORT ON THE BUSINESS

a)    Principal activities

The principal activities of the Group during the financial year ended 30 September 2012 were the provision of financial services including lending, deposit taking, payments services, investment portfolio management and advice, superannuation and funds management, insurance services, leasing finance, general finance, foreign exchange and money market services.

There have been no significant changes in the nature of the principal activities of the Group during 2012.

b)    Review of and results of operations and financial position

A review of the operations of the Group and its divisions and their results for the financial year ended 30 September 2012 is set out in Section 2 of the Annual Report under the sections ‘Review of Group operations’ and ‘Divisional performance’, which form part of this report.

Further information about our financial position and financial results is included in the financial statements in Section 3 of the Annual Report, which form part of this report.

The net profit attributable to equity holders of Westpac for the financial year ended 30 September 2012 was $5,970 million.

c)    Dividends

Since 30 September 2012, Westpac has announced a final dividend of 84 cents per ordinary share, totalling approximately $2,588 million for the year ended 30 September 2012 (2011 final dividend of 80 cents per Westpac ordinary share, totalling $2,425 million). The final dividend will be fully franked and will be paid on 20 December 2012.

An interim dividend for the current financial year of 82 cents per ordinary share, totalling $2,506 million, was paid as a fully franked dividend on 4 July 2012 (2011 interim dividend of 76 cents per ordinary share, totalling $2,288 million).

d)    Significant changes in state of affairs and events during and after the end of 2012 financial year

Significant changes in the state of affairs of the Group during 2012 were:

▪         the commencement of Lindsay Maxsted as the Chairman of Westpac on 14 December 2011;

▪         the implementation of a new organisational structure for the Westpac Group with the creation of two divisions – Australian Financial Services and Group Services;

▪         a change to the operating model in New Zealand from 1 November 2011, which resulted in various business activities and associated employees being transferred from Westpac’s NZ branch to WNZL;

▪         the change to Westpac’s long-term senior unsecured credit rating by Standard & Poor’s and long-term senior unsecured issuer default rating by Fitch to AA- from AA, along with the other major Australian banks;

▪         the finalisation of all components of tax consolidation related to Westpac’s merger with St.George Bank Limited; and

▪         ongoing regulatory changes and developments, which has included changes to liquidity, capital, derivatives, financial services, taxation and other regulatory requirements.

For a discussion of these matters, please refer to ‘Significant developments’ in Section 1 of the Annual Report under ‘Information on Westpac’.

In addition, the continued deterioration of the fiscal position of a number of countries has contributed to continuing market volatility and a negative global growth outlook. Europe is already in recession, US growth has moderated and China has also slowed. Any recovery remains uncertain with growth constrained by ongoing fiscal deficits and weak financial systems. Combined with ongoing tensions in the Middle East, this has created a level of uncertainty around the globe. To date, these events have had little direct impact on Westpac, given Westpac Group’s focus on Australia and New Zealand. However, slowing global growth has impacted consumer and business confidence in Australia and contributed to the decision of the Reserve Bank to further ease monetary policy. It is possible that Westpac Group may be impacted in the future if global growth and demand weakens further or if events in Europe see the failure of some of that region’s financial institutions. For a discussion of these matters and how Westpac may be impacted, please refer to ‘Risk factors’ in Section 2.

The Directors are not aware of any other matter or circumstance that has occurred since the end of the financial year that has significantly affected or may significantly affect the operations of the Group, the results of these operations or the state of affairs of the Group in subsequent financial years.

e)    Business strategies, developments and expected results

Our business strategies, prospects and likely major developments in the Group’s operations in future financial years and the expected results of those operations are discussed in Section 1 of the Annual Report under ‘Information on Westpac’, including under ‘Significant developments’.

Further information on our business strategies and prospects for future financial years and likely developments in our operations and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to us.

46	2012 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

4. DIRECTORS’ INTERESTS

a)      Directors’ interests in securities

The following particulars for each Director are set out in the Remuneration report in Section 9 of the Directors’ report and Note 41 of our consolidated financial statements for the year ended 30 September 2012 and in the tables below:

▪         their relevant interests in our shares or the shares of any of our related bodies corporate;

▪         their relevant interests in debentures of, or interests in, any registered managed investment scheme made available by us or any of our related bodies corporate;

▪         their rights or options over shares in, debentures of, or interests in, any registered managed investment scheme made available by us or any of our related bodies corporate; and

▪         any contracts:

–             to which the Director is a party or under which they are entitled to a benefit; and

–             that confer a right to call for or deliver shares in, debentures of, or interests in, any registered managed investment scheme made available by us or any of our related bodies corporate.

Directors’ interests in Westpac and related bodies corporate as at 5 November 2012

Number of relevant interests in Westpac Ordinary Shares			Number of Westpac Share Options		Number of Westpac Share Rights		Westpac SPS	Westpac SPS II	Westpac CPS
Westpac Banking Corporation
Current Directors
Lindsay Maxsted	16,039		-		-		-	-	-
Gail Kelly	1,839,971	[1]	400,043	[2]	627,029	[3]	-	-	-
John Curtis	40,953		-		-		-	-	-
Elizabeth Bryan	23,737		-		-		-	-	-
Gordon Cairns	17,038		-		-		-	-	-
Robert Elstone	10,000		-		-		-	-	-
Peter Hawkins	15,218		-		-		1,465	-	1,370
Ann Pickard	9,800	[4]	-		-		-	-	-
Peter Wilson	16,598		-		-		-	-	-

Former Directors
Ted Evans	24,408	[5]	-		-		-	-	-
Carolyn Hewson	16,348	[6]	-		-		-	-	-
Graham Reaney	75,361	[7]	-		-		-	-	-

1      Gail Kelly’s interest in Westpac ordinary shares includes 118,850 restricted shares held under the CEO Restricted Share Plan.

2      Options issued under the CEO Performance Plan.

3      Share rights issued under the CEO Performance Plan.

4      Ann Pickard’s relevant interests arise through holding 1,960 Westpac American Depository Shares (ADS). One ADS is comprised of five Westpac fully paid ordinary shares.

5      Figure displayed is as at Ted Evans’ retirement date of 14 December 2011.

6      Figure displayed is as at Carolyn Hewson’s retirement date of 30 June 2012. As at 30 June 2012, Carolyn Hewson also held relevant interests in 27,937 ordinary shares in BT Investment Management Limited.

7      Figure displayed is as at Graham Reaney’s retirement date of 14 December 2011.

2012 WESTPAC GROUP ANNUAL REPORT	47

b)    Other relevant interests as at 5 November 2012

Certain subsidiaries of Westpac offer a range of registered schemes. The Directors from time to time invest in these schemes and are required to provide a statement to the ASX when any of their interests in these schemes change (except interests in a number of cash management trusts) 1. Directors currently hold no relevant interests in any registered schemes of Westpac.

c) Indemnities and insurance

Under the Westpac Constitution, unless prohibited by statute, we must indemnify each of the Directors and Company Secretaries of Westpac and of each of our related bodies corporate (except related bodies corporate listed on a recognised stock exchange), each employee of Westpac or our subsidiaries (except subsidiaries listed on a recognised stock exchange), and each person acting as a responsible manager under an Australian Financial Services Licence of any of Westpac’s wholly-owned subsidiaries against every liability incurred by each such person in their capacity as director, company secretary, employee or responsible manager, as the case may be; and all legal costs incurred in defending or resisting (or otherwise in connection with) proceedings, whether civil or criminal or of an administrative or investigatory nature, in which the person becomes involved because of that capacity.

Each of the Directors named in this Directors’ report and each of the Company Secretaries of Westpac has the benefit of this indemnity.

Consistent with shareholder approval at the 2000 Annual General Meeting, Westpac has entered into a Deed of Access and Indemnity with each of the Directors, which includes indemnification in identical terms to that provided in the Westpac Constitution.

Westpac also executed a deed poll in September 2009 providing indemnification equivalent to that provided under the Westpac Constitution to individuals acting as:

▪         statutory officers (other than as a director) of Westpac;

▪         directors and other statutory officers of wholly-owned subsidiaries of Westpac; and

▪         directors and statutory officers of other nominated companies as approved by Westpac in accordance with the terms of the deed poll and Westpac’s contractual indemnity policy.

Some employees of Westpac’s related bodies corporate and responsible managers of Westpac and its related bodies corporate are also currently covered by a deed poll that was executed in November 2004, which is in similar terms to the September 2009 deed poll.

The Westpac Constitution also permits us, to the extent permitted by law, to pay or agree to pay premiums for contracts insuring any person who is or has been a Director or Company Secretary of Westpac or any of its related bodies corporate against liability incurred by that person in that capacity, including a liability for legal costs, unless:

▪         we are forbidden by statute to pay or agree to pay the premium; or

▪         the contract would, if we paid the premium, be made void by statute.

Under the September 2009 deed poll, Westpac also agrees to provide directors’ and officers’ insurance to Directors of Westpac and Directors of Westpac’s wholly-owned subsidiaries.

For the year ended 30 September 2012, the Group has insurance cover in respect of the amounts which we may have to pay under the indemnities set out above. That cover is subject to the terms and conditions of the relevant insurance, including but not limited to the limit of indemnity provided by the insurance. The insurance policies prohibit disclosure of the premium payable and the nature of the liabilities covered.

d)    Options and share rights outstanding

As at the date of this report there are 8,738,069 share options outstanding and 4,070,157 share rights outstanding in relation to Westpac ordinary shares. The expiry date of the share options range between 20 January 2013 and 1 December 2018 and the weighted average exercise price is $23.47. The latest dates for exercise of the share rights range between 20 January 2013 and 1 September 2022.

Holders of outstanding share options and share rights in relation to Westpac ordinary shares do not have any rights under the share options and share rights to participate in any share issue or interest of Westpac or any other body corporate.

e)    Proceedings on behalf of Westpac

No person has applied to the Court under section 237 of the Corporations Act for leave to bring proceedings on behalf of Westpac, or to intervene in any proceedings to which Westpac is a party, for the purpose of taking responsibility on behalf of Westpac for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of Westpac with leave of the Court under section 237 of the Corporations Act.

[1]

ASIC has exempted each Director from the obligation to notify the ASX of a relevant interest in a security that is an interest in BT Cash Management Trust (ARSN 087 531 539), BT Premium Cash Fund (ARSN 089 299 730), Westpac Cash Management Trust (ARSN 088 187 928), BT Institutional Managed Cash Fund (ARSN 088 832 491) or BT Institutional Enhanced Cash Fund (ARSN 088 863 469).

48	2012 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

5. ENVIRONMENTAL DISCLOSURE

The Westpac Group’s environmental framework starts with ‘Our Principles for Doing Business’, which outline our broad environmental principles. This framework includes:

▪         our environmental policy statement ‘Westpac and the Environment: Our Environmental Policy’, which has been in place since 1992;

▪         our Sustainable Supply Chain Management framework; and

▪         public reporting of our environmental performance. We also participate in a number of voluntary initiatives including the Carbon Disclosure Project, the Equator Principles and the United Nations Global Compact CEO Water Mandate.

The Westpac Group is required to comply with the NSW Energy Administration Amendment (Water & Savings) Act 2005 (EAA). We comply with our obligations pursuant to the EAA as a designated energy user and a designated water user through an Energy Savings Action Plan for Westpac’s North Ryde site which was approved by the NSW Government on 14 February 2008. The final Annual Progress Report for the North Ryde site was submitted this year on 28 September 2012. We comply with our obligations under the EAA and the Energy Savings Action Plan.

The National Greenhouse and Energy Reporting Act 2007 (Cth) (National Greenhouse Act) came into effect in July 2008. The Group reports on greenhouse gas emissions, energy consumption and production under the National Greenhouse Act for the period 1 July through 30 June each year.

The Group is subject to the reporting requirements of the Energy Efficiency Opportunities Act 2006 (Cth) (EEO Act), which requires a report to be submitted to the Commonwealth Government and the public identifying and evaluating cost effective energy savings opportunities. The Group registered under the EEO Act on 24 March 2010. Our Assessment and Reporting Schedule was submitted on 22 December 2010. The second public report will be submitted to the Commonwealth Government by 31 December 2012. The public report is available on the Westpac website once it is submitted. We comply with our obligations under the EEO Act.

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

Further details on our environmental performance, including progress against our climate change strategy and details of our emissions profile are available on our website at www.westpac.com.au/aboutwestpac/sustainability-and-community.

6. ROUNDING OF AMOUNTS

Westpac is an entity to which ASIC Class Order 98/100 dated 10 July 1998, relating to the rounding of amounts in Directors’ report and financial reports, applies. Pursuant to this Class Order, amounts in this Directors’ report and the accompanying financial report have been rounded to the nearest million dollars, unless indicated to the contrary.

7. POLITICAL EXPENDITURE

In line with Westpac policy, no cash donations were made to political parties during the financial year ended 30 September 2012. The expenditure reflected in the table below relates to payment for participation in legitimate political activities where they were assessed to be of direct business benefit to Westpac. Such activities include business observer programs attached to annual party conferences, policy dialogue forums and other political functions such as speeches and events with industry participants.

Political expenditure, year ended 30 September 2012

Australia

Amount $[1]
Australian Labor Party	87,232.50
Liberal Party of Australia	106,464.00
National Party of Australia	9,440.00
Total	203,136.50

1      Represents aggregate amount at both Federal and State/Territory levels.

New Zealand

There was no expenditure on political activities in New Zealand for the year ended 30 September 2012. In line with Westpac policy, no cash donations were made to political parties in New Zealand during the year.

2012 WESTPAC GROUP ANNUAL REPORT	49

8. DIRECTORS’ MEETINGS

Each Director attended the following meetings of the Board and Committees of the Board during the financial year ended 30 September 2012:

	Notes	Board Meetings		Board Audit Committee		Board Risk Management Committee		Board Nominations Committee		Board Remuneration Committee		Board Sustainability Committee[13]		Board Technology Committee
Number of meetings held during the year
Director		A	B	A	B	A	B	A	B	A	B	A	B	A	B
Lindsay Maxsted	1	9	9	4	4	4	4	4	4
Gail Kelly	2	9	9									2	2	3	3
John Curtis	3	9	9	2	2	4	4	4	3	5	5
Robert Elstone	4	6	6	2	2	2	2							1	1
Ted Evans	5	3	3	1	1	1	1	1	1					1	1
Elizabeth Bryan	6	9	9	2	2	4	4	4	4	5	5			3	3
Gordon Cairns	7	9	9	2	2	4	4			5	5
Peter Hawkins	8	9	8	4	4	4	4	4	4					3	3
Carolyn Hewson	9	7	7	2	2	3	3	3	3	4	4
Ann Pickard	10	7	7			2	2			2	2
Graham Reaney	11	3	3	1	1	1	1					1	1
Peter Wilson	12	9	9	4	4	4	4	4	4			2	2

This table shows membership of standing committees of the Board. From time to time the Board may form other Committees or request Directors to undertake specific extra duties.

A - Meetings eligible to attend as a member	B - Meetings attended as a member

Unless otherwise stated, each Director has been a member, or the Chairman, of the relevant Committee for the whole of the period from 1 October 2011.

1    Lindsay Maxsted was appointed as Chairman of the Board on 14 December 2011. Chairman of the Board Nominations Committee from 1 July 2012. Member of the Board Nominations Committee until 30 June 2012. Chairman of the Board Audit Committee until 13 December 2011 and Member from 14 December 2011. Member of the Board Risk Management Committee.

2    Member of the Board Technology Committee and member of the Board Sustainability Committee up to its dissolution on 6 March 2012.

3    Chairman of the Board Remuneration Committee. Member of the Board Risk Management Committee and the Board Nominations Committee. Member of the Board Audit Committee until 6 March 2012.

4    Robert Elstone was appointed as a Director on 1 February 2012. Member of the Board Risk Management Committee, the Board Audit Committee and the Board Technology Committee from 6 March 2012.

5    Ted Evans retired as Chairman and Director of the Board and its Committees on 14 December 2011.

6    Chairman of the Board Risk Management Committee. Member of the Board Nominations Committee, the Board Remuneration Committee and the Board Technology Committee. Member of the Board Audit Committee until 6 March 2012.

7    Member of the Board Risk Management Committee and the Board Remuneration Committee. Member of the Board Audit Committee until 6 March 2012.

8    Chairman of the Board Technology Committee. Member of the Board Audit Committee, the Board Risk Management Committee and the Board Nominations Committee.

9    Member of the Board Audit Committee until 6 March 2012. Carolyn Hewson retired from the Board and its Committees on 30 June 2012.

10   Ann Pickard was appointed as a Director on 1 December 2011. Member of the Board Risk Management Committee and the Board Remuneration Committee from 6 March 2012.

11   Graham Reaney retired from the Board and its Committees on 14 December 2011.

12   Chairman of the Board Audit Committee from 14 December 2011. Member of the Board Audit Committee until 13 December 2011. Member of the Board Risk Management Committee and the Board Nominations Committee. Chairman of the Board Sustainability Committee up to its dissolution on 6 March 2012.

13   On 6 March 2012, the Board re-assumed responsibility for the oversight and monitoring of sustainability and dissolved the Board Sustainability Committee.

All Directors receive the papers for all meetings of the Board and for Board Committee meetings of which they are a member. The above table only sets out attendance by members of the relevant Board Committees.

50	2012 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

9. REMUNERATION REPORT

Introduction from the Chairman of the Board Remuneration Committee

Dear Shareholder,

We are pleased to present Westpac’s 2012 Remuneration Report (Report).

Over the past twelve months, the Board has continued to refine our remuneration practices and policies following the substantive changes made last year. We continue to be mindful of the changing external market with regard to executive remuneration and of shareholder expectations that Westpac’s approach to managing executive remuneration reflects today’s world. It is in this context that the Board reviewed our executive reward policy during the year and made further changes to components of our executive reward framework.

Our philosophy

We believe that Executive Reward is designed to:

▪         motivate executives to strong performance against short and long-term performance measures;

▪         appropriately manage risk;

▪         link pay to shareholder interests; and

▪         attract and retain high performing executives.

Our framework

We made two important changes to components of the framework to apply for the 2012 performance year:

1.       We have established a policy to align the target pay mix for the CEO and Senior Executives, that is, the percentage in fixed remuneration, short-term incentive (STI) and long-term incentive (LTI). Under the new policy, 34% will be equally allocated to fixed remuneration and STI, and 32% to LTI. This approach increases the weighting of LTI and reduces the emphasis on STI. The new policy will apply to existing Senior Executives over time with annual remuneration adjustments directed to the LTI target until the desired pay mix is achieved.

2.       We have reduced the maximum opportunity available under the STI plan from 200% to 150% of target.

The realignment of the STI and LTI opportunities and the reduction of the STI plan maximum will rebalance executive reward going forward and provide an even stronger alignment with the long-term interests of shareholders.

Executive pay

We did not increase the fixed remuneration or incentive targets in 2012 for the CEO or Senior Executives, except where there was a change in role or a significant market anomaly. In these cases, the majority of the increase was allocated to the LTI target and so value is delivered only if future performance hurdles are achieved.

We have done the same for 2013 and we will not be increasing the remuneration of the CEO, Senior Executives or the majority of General Managers across the Group. We have made this decision acknowledging the continued challenges of delivering sustainable performance in a low growth environment across our industry. We are confident that the existing ‘at risk’ incentive arrangements allow us to recognise and reward high performance across our business.

Risk and governance

In 2012, we maintained our active engagement with regulators, contributing to the consultation process and industry forums.

The Board is confident that Westpac’s remuneration framework positions us well to respond to the evolving legislative and regulatory environment.

In preparing this Report, we have aimed to further improve the clarity of presentation of our remuneration policies, practices and outcomes. We have included a section ‘Linking Reward and Performance’ where we outline the performance highlights for the year and the resulting remuneration outcomes for the CEO and Senior Executives. For ease of review, we have included all statutory remuneration disclosures in one section of the Report.

Finally, as a Board, we believe our role is to balance the competing priorities of managing against a changing external remuneration environment whilst still attracting and retaining high calibre executives to ensure Westpac’s ongoing success. We are confident that our current policies, framework and outcomes presented in this Report are appropriate in that context.

As ever, we welcome your feedback as we strive to make the Report simpler and easier to understand.

John Curtis

Chairman – Board Remuneration Committee

2012 WESTPAC GROUP ANNUAL REPORT	51

1.    Remuneration snapshot

This section provides an overview of the Group’s remuneration arrangements during the 2012 financial year.

1.1. Remuneration strategy, principles and framework

Executive remuneration framework

The CEO and Senior Executives (Group Executives and members of Westpac’s Executive Team) are remunerated based on a Total Reward framework which is designed to:

▪         motivate executives to strong performance against short and long-term performance measures;

▪         appropriately manage risk;

▪         link pay to shareholder interests; and

▪         attract and retain high performing executives.

The Total Reward framework has three components and, in aggregate, is benchmarked against relative financial services competitors.

Fixed remuneration – takes into account the size and complexity of the role, individual responsibilities, experience, skills and disclosed market-related pay levels within the financial services industry. Fixed remuneration includes cash salary, salary sacrifice items and employer superannuation contributions.

Short-term incentive (STI) – comprises cash and deferred shares. The level of payment is determined based on an STI target set using similar principles to those used for fixed remuneration, and on individual, divisional and Group performance objectives for the year. Performance is measured against risk-adjusted financial targets and non-financial targets that support the Group’s short and long-term strategy.

Long-term incentive (LTI) – is comprised of performance share rights, which vest over a three year period if performance hurdles are achieved. The amount of the award takes into account market benchmarks, individual performance over time, succession potential and key skills.

Executive remuneration framework changes in 2012

While our remuneration strategy and principles remain unchanged, the Board approved two key changes to our executive remuneration framework in May this year, both of which were implemented for the 2012 performance year. The Board were informed by market benchmarking reports provided by Guerdon Associates in making their decision regarding the changes.

a) Target pay mix – CEO and Senior Executives

A revised pay mix policy was approved to apply to all new appointments at the CEO or Senior Executive level. Under the new policy, 34% of a Senior Executive’s Target Total Reward will be equally allocated to fixed remuneration and STI. The remaining 32% of the Target Total Reward will be allocated to LTI. The changes will deliver a greater proportion of Total Reward as LTI (which is subject to 3 year performance hurdles) and result in a greater proportion of Total Reward being deferred over a longer period. The revised pay mix will be achieved over time for existing Senior Executives, with annual remuneration adjustments directed towards LTI until the desired pay mix is achieved. We believe the approach provides a stronger alignment with the long-term interests of shareholders.

LTI – Performance share rights
Deferred STI – Restricted shares
Cash STI
Fixed remuneration

b) STI – CEO and Senior Executives

The STI scheme was reviewed with two changes approved by the Board:

▪         in light of shareholder sentiment regarding Executive pay levels, the maximum STI opportunity was reduced from 200% of target to 150% of target; and

▪         as a result of the increased weighting of LTI, which has a 3 year vesting profile, the vesting profile for deferred STI has been adjusted to 2 years (previously 3 years). This change brings Westpac in line with current practice amongst the major Australian banks.

52	2012 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

1.2. Remuneration for all other employees

The remuneration strategy for all other employees remains aligned with our approach for Senior Executives. In particular:

▪         fixed remuneration is aligned to the market and is reviewed annually;

▪         we provide superannuation for employees in Australia, New Zealand and some other countries in which we operate;

▪         employees have the opportunity to participate in an STI scheme designed to support the objectives of their division and the Group, including risk management. In some cases a portion is deferred;

▪         key employees may also receive an LTI award in the form of deferred shares; and

▪         eligible employees may receive an annual award of Westpac ordinary shares up to the value of $1,000 under the Employee Share Plan provided the Group meets at least one of two hurdles: an increase in share price or in customer advocacy. The CEO, Senior Executives and any employees who received an STI award deferred into equity or an LTI award during the year are not eligible to receive an Employee Share Plan award for that year.

1.3. Key management personnel remuneration disclosed in this Report

The remuneration of key management personnel (KMP) for the Westpac Group is disclosed in this Report. In 2012, KMP included Non-executive Directors, the CEO and Senior Executives who report to the CEO and/or lead significant parts of the business.

CEO and Senior Executives

Movements in the Senior Executive team during the year have resulted in changes to our KMP:

▪         Rob Chapman ceased to be a KMP upon vacating the role of Chief Executive Officer, St.George Banking Group on 31 March 2012. Although currently remaining an employee of the Group it is expected that Rob will cease employment with Westpac in March 2013 resulting in payments comprising outplacement and statutory entitlements such as annual and long service leave. STI and LTI awards will be treated in accordance with his contract provisions;

▪         Rob Coombe vacated the role of Group Executive, Westpac Retail & Business Banking effective 23 November 2011;

▪         Brian Hartzer was appointed to the role of Chief Executive, Australian Financial Services effective 25 June 2012; and

▪         Jason Yetton was appointed to the role of Group Executive, Westpac Retail & Business Banking effective 24 November 2011.

Name	Position	Term as KMP

Gail Kelly	Managing Director & Chief Executive Officer	Full Year
Senior Executives
John Arthur[1]	Chief Operating Officer	Full Year
Peter Clare[2]	Chief Executive Officer, Westpac New Zealand Limited	Full Year
Philip Coffey	Chief Financial Officer	Full Year
Brad Cooper	Chief Executive Officer, BT Financial Group	Full Year
George Frazis[3]	Chief Executive Officer, St.George Banking Group	Full Year
Peter Hanlon[4]	Chief Executive, Australian Financial Services	Full Year
Brian Hartzer	Chief Executive, Australian Financial Services	Part Year
Christine Parker	Group Executive, Human Resources & Corporate Affairs	Full Year
Greg Targett	Chief Risk Officer	Full Year
Rob Whitfield	Group Executive, Westpac Institutional Bank	Full Year
Jason Yetton	Group Executive, Westpac Retail & Business Banking	Part Year
Former Senior Executives
Rob Chapman	Chief Executive Officer, St.George Banking Group	Part Year
Rob Coombe	Group Executive, Westpac Retail & Business Banking	Part Year

1            John Arthur was the Group Executive, Counsel & Secretariat prior to his appointment to the new role of Chief Operating Officer on 24 November 2011.

2            Peter Clare was the Group Executive, Product and Operations until his appointment as the Chief Operating Officer, Australian Financial Services on 24 November 2011. He was subsequently appointed to the role of Chief Executive Officer, Westpac New Zealand Limited on 1 April 2012.

3            George Frazis was the Chief Executive Officer, Westpac New Zealand Limited prior to his appointment to the role of Chief Executive Officer St.George Banking Group on 1 April 2012.

4            Peter Hanlon has been disclosed for the full year given his contribution in key roles during the period.

2012 WESTPAC GROUP ANNUAL REPORT	53

Non-executive Directors

Name	Position	Term as KMP

Lindsay Maxsted	Chairman	Full Year
Ted Evans[1]	Former Chairman	Part Year
John Curtis	Deputy Chairman	Full Year
Elizabeth Bryan	Director	Full Year
Gordon Cairns	Director	Full Year
Robert Elstone[2]	Director	Part Year
Peter Hawkins	Director	Full Year
Carolyn Hewson[3]	Director	Part Year
Ann Pickard[4]	Director	Part Year
Graham Reaney[5]	Director	Part Year
Peter Wilson	Director	Full Year

1            Retired 14 December 2011.

2            Appointed 1 February 2012.

3            Retired 30 June 2012.

4            Appointed 1 December 2011.

5            Retired 14 December 2011.

2.    Governance and risk management

This section details the Group’s approach to governance and risk management as they relate to remuneration.

2.1. Governance

The Group’s remuneration policies and practices strive to fairly and responsibly reward employees, having regard to performance, Westpac’s risk management framework, the law and high standards of governance.

The role of the Board is to provide strategic guidance for the Group and effective oversight of management. In this way the Board is accountable to shareholders for performance. As part of this role, the Board has overall responsibility for remuneration.

The Remuneration Committee supports the Board. Its primary function is to assist the Board in fulfilling its responsibilities to shareholders with regard to remuneration. The Remuneration Committee monitors the Group’s remuneration policies and practices, external remuneration practices, market expectations and regulatory requirements in Australia and internationally. The Committee’s purpose, responsibilities and duties are outlined in the Charter which is available on the Group’s website.

All Board Committee Charters are reviewed every two years. The Board Remuneration Committee Charter was reviewed and amended in May 2012.

Members of the Remuneration Committee during 2012

All members of the Remuneration Committee are independent Non-executive Directors. During 2012 the members were:

▪         John Curtis (Chairman);

▪         Elizabeth Bryan;

▪         Gordon Cairns;

▪         Ann Pickard (Member from 6 March 2012); and

▪         Carolyn Hewson (Member until 30 June 2012).

Independent remuneration consultant

During 2012, the Board retained Guerdon Associates as its independent consultant to provide specialist information on executive remuneration and other Group remuneration matters. These services are provided directly to the Remuneration Committee and are independent of management. The Chairman of the Remuneration Committee oversees the engagement of, remuneration arrangements for, and payment of, the independent consultant.

Work undertaken by Guerdon Associates during 2012 included the provision of information relating to the benchmarking of CEO and Senior Executive remuneration; the structure of remuneration (specifically pay mix and our STI scheme) and market practices; and analysis regarding our Earnings per Share (EPS) based LTI hurdle. No remuneration recommendations as prescribed under the Corporations Act were made by Guerdon Associates in 2012.

Other internal governance structures

The Westpac internal governance structure includes three levels of Remuneration Oversight Committees (ROCs) which focus on the appropriateness and consistency of remuneration arrangements and outcomes within individual functions, divisions and across the Group. The ROCs support the Board Remuneration Committee by ensuring that the Group-wide remuneration frameworks and outcomes are consistent with the Board’s approved policy.

2.2. Risk management

The Group’s remuneration strategy, executive remuneration framework, policies and practices all reflect the sound risk management that is fundamental to the way we operate. The performance of each division within the Group is reviewed and measured with reference to how risk is managed and the results influence remuneration outcomes.

The executive remuneration framework specifically includes features to take account of risk. The framework is composed of a mix of fixed pay and variable reward, a portion of which is deferred. The CEO and Senior Executives receive deferred compensation in two forms: deferred shares as part of the STI; and an LTI award of performance share rights, which deliver value if the Group meets or exceeds predetermined performance hurdles. These help to align the interests of the CEO and Senior Executives with those of shareholders.

54	2012 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

Each year the Board determines the size of the variable reward pool. This is based on an assessment of how profit should be shared among shareholders, employees and retained for ongoing capital requirements. The primary financial indicator used is economic profit, which measures profitability adjusted for risk in the business. Cash earnings, cash earnings per share and dividends are also taken into account.

STI outcomes are based on both financial and non-financial measures, with the latter reflecting risk management outcomes and the Group’s progress on the implementation of our strategy. Economic profit accounted for 40% of the CEO’s and Senior Executives’ scoreboards for 2012. A performance measure related to the Board’s Risk Appetite Statement accounted for a further 10% of the CEO’s and Senior Executives’ scoreboards. In addition, the CEO and each Senior Executive is assessed on specific risk measures that may influence any discretionary adjustment to the scoreboard. Ultimately, the Board has 100% discretion with the STI outcome. We believe this discretion is vital to balance a mechanistic approach in determining performance and reward outcomes and to enable previous decisions (either good or bad) to be taken into account. This discretion may be exercised both up and down.

Shareholding requirements and hedging policy

To further align their interests with shareholders, the CEO and Senior Executives are expected to build and maintain a substantial Westpac shareholding within five years of being appointed to their role. For the CEO the value of that shareholding is expected to be no less than five times her annual fixed package. For Senior Executives, the expected minimum is $1.2 million.

Participants in the Group’s equity plans are forbidden from entering either directly or indirectly into hedging arrangements for unvested shares in their STI and LTI equity awards. No financial products of any kind may be used to mitigate the risk associated with these equity instruments. Any attempt to hedge these securities makes them subject to forfeiture. These restrictions have been in place for some time and satisfy the requirements of the Corporations Act which prohibit hedging of unvested shares.

Approval of remuneration decisions

We aim to integrate effective risk management into the remuneration framework throughout the organisation. The Chairman of the Board Risk Management Committee is a member of the Remuneration Committee, and members of the Remuneration Committee are also members of the Board Risk Management Committee. In carrying out its duties, the Remuneration Committee can access personnel from risk and financial control, and engages external advisors who are independent of management.

We follow a strict process of ‘two-up’ approval for all remuneration decisions. This means that remuneration is approved by the next most senior person above the employee’s manager. This concept is also reflected in our requirement for the Board, based on recommendations from the Remuneration Committee, to approve:

▪         performance outcomes and remuneration for the CEO and Senior Executives; and

▪         performance outcomes and remuneration for other executives who report directly to the CEO, other persons whose activities in the Board’s opinion affect the financial soundness of the Group and any other person specified by APRA.

Performance and remuneration outcomes for all General Managers (who report to Senior Executives) are approved by the CEO, on the recommendation of the Senior Executive to whom they report.

Any significant remuneration arrangements that fall outside the Group Remuneration Policy are referred to the Remuneration Committee for review and approval.

3.    Executive remuneration

3.1. Remuneration structure and policy

a)    Fixed remuneration

Fixed remuneration comprises cash salary, salary sacrifice items and employer superannuation.

The Group provides superannuation contributions of 9% of fixed package in line with statutory obligations. During 2012, one Senior Executive remained a member of the legacy defined benefit superannuation fund (which is closed to new members).

Fixed remuneration is reviewed annually and is effective from 1 January each year taking into consideration:

▪         roles and accountabilities;

▪         relative market benchmarks within the financial services industry; and

▪         the attraction, retention and motivation of key executives given increasing competition for talent in a challenging environment.

There were no increases to fixed remuneration for the CEO or Senior Executives following the last annual remuneration review with the exception of three Senior Executives where there was a material change in role or a significant market anomaly:

▪         John Arthur – appointed to a new role as Chief Operating Officer effective 24 November 2011;

▪         Philip Coffey – where the role of Chief Financial Officer was expanded to include accountability for Group Strategy; and

▪         Greg Targett – market adjustment.

2012 WESTPAC GROUP ANNUAL REPORT	55

b) STI

STI provides the opportunity for participants to earn cash and deferred equity incentives where specific outcomes have been achieved in the financial year. The CEO and Senior Executives each have a balanced scoreboard, which is reviewed and approved by the Board. The balanced scoreboard combines both annual financial and non-financial objectives supporting the Group’s strategic short and long-term goals.

STI targets

The CEO’s target STI opportunity for 2012 was $3.6 million.

STI targets for Senior Executives are set by the Remuneration Committee and approved by the Board at the beginning of each performance year based on a number of factors including market competitiveness and the nature of the role. The STI targets for the 2012 performance year did not increase for the CEO and Senior Executives whose fixed remuneration remained unchanged in 2012. The STI awards for Senior Executives are managed within the Group-wide variable reward pool.

In 2012, the Board reduced the maximum STI opportunity available for the CEO and Senior Executives to 150% of target.

STI outcomes are subject to both a quantitative and qualitative assessment, including a risk management overlay, which is embedded in our scoreboard measurement process. The Board has the capacity to adjust STI outcomes (and reduce STI outcomes to zero if appropriate) during the assessment process.

STI structure

The 2012 STI outcome for the CEO and Senior Executives will be paid as cash (60%) in November 2012 and the remainder (40%) deferred in the form of Westpac ordinary shares or rights to ordinary shares, which will vest in two equal tranches in October 2013 and October 2014 (unless forfeited on cessation of employment).

The table below details the type of equity and the instrument used to grant the 2012 deferred STI allocated to executives.

Executive	Deferred STI – Type of Equity[1]	Deferred STI – Equity Plan

CEO	Westpac ordinary shares	CEO Restricted Share Plan
Senior Executives – in Australia	Westpac ordinary shares	Restricted Share Plan
Senior Executives – outside Australia	Rights to ordinary shares, which entitle the holder to Westpac ordinary shares at the time of vesting	Westpac Performance Plan

1          Shares granted under the CEO Restricted Share Plan and the Restricted Share Plan rank equally with Westpac ordinary shares for dividends and voting rights from the date they are granted. The Board has the discretion to satisfy vested grants and the allocation of subsequent shares to participants, or the allocation of restricted shares under the deferred STI, by either the issue of new shares or on-market purchase of shares.

By deferring a portion of the STI in the form of restricted equity, incentive payments are better aligned with the interests of shareholders as the ultimate value of the deferred portion is tied to movement in share price over the restriction period. Deferred STI also supports our objective of retaining key talent, as it is generally forfeited if the holder resigns during the restriction period. Deferred shares are forfeited if the Executive is dismissed for cause. The deferred STI awards recognise past performance and are not subject to further performance conditions. The shares are subject to forfeiture at Board discretion, in the event of a material risk or financial mis-statement issues. The shares attract dividend distributions over the vesting period. Details of deferred STI allocations granted in prior years, which have been exercised during the year ended 30 September 2012, are included in Section 5.3 of this Report.

c) LTI

The CEO and Senior Executives are also eligible for an LTI award.

LTI award opportunities

The CEO was granted an LTI award of $2.7 million for 2012 under the CEO Performance Plan, unchanged from 2011.

The award was received in the form of share rights under arrangements approved by shareholders at the 2010 Annual General Meeting.

Senior Executives receive annual LTI awards in the form of share rights under the Westpac Reward Plan. A share right is not a Westpac Share and does not attract the payment of dividends.

At the beginning of each year, the Board, advised by the Remuneration Committee, sets the dollar value of the LTI award target for each Senior Executive. With the exception of the three Senior Executives who received fixed remuneration adjustments for 2012 (refer Section 3.1 a), the LTI targets for Senior Executives remained unchanged from 2011.

The actual LTI award granted to each Senior Executive is determined at the Board’s discretion taking into account matters that include market benchmarks, individual performance over time, succession potential and key skills.

56	2012 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

LTI structure

The following table sets out the key features of LTI awards made in December 2011 to the CEO under the CEO Performance Plan and to Senior Executives under the Westpac Reward Plan.

CEO Performance Plan and Westpac Reward Plan
Instrument	Share rights – the Board has the discretion to satisfy vested grants and the allocation of subsequent shares to participants by either the issue of new shares or on-market purchase of shares.
Determining the number of securities

The number of share rights each individual receives is determined by dividing the dollar value of the LTI award by the value of the share rights at the beginning of the performance assessment period (performance period).

The value of share rights is determined using a Binomial/Monte Carlo simulation pricing model, which uses assumptions based on expected life, volatility, risk free interest rate and dividend yield associated with the securities and the risk of forfeiture attributed to each performance hurdle. The Binomial/Monte Carlo simulation pricing model discounts the market price of Westpac shares at grant to take into consideration these assumptions. The value of a share right may differ depending on the performance hurdle applied. The value of share rights to be allocated is calculated by an independent valuer.

Performance hurdles

The CEO and Senior Executives receive value from their LTI awards where the performance hurdles are achieved. The two hurdles for the 2012 grants are Westpac’s relative Total Shareholder Return (TSR) and Compound Annual Growth in Cash EPS (Cash EPS CAGR).

Relative TSR provides an external comparative measure of overall returns over a specified timeframe incorporating share price movements and assuming that dividends over the period have been reinvested. The TSR data is averaged over the three months preceding the measurement date.

The Cash EPS CAGR over a three year period was introduced as an internal earnings measure for grants made from October 2011 in response to feedback from investors and a subsequent independent review of our LTI performance hurdles. Cash EPS CAGR provides a measure of Westpac’s underlying financial growth. The measure was implemented given its strong alignment with shareholder interests and is consistent with the adoption of a non market hurdle by a number of ASX top 50 companies. Together, the use of these two hurdles is intended to provide a balanced view of the Group’s overall performance.

Both hurdles operate independently and are subject to a single assessment at the completion of the three year performance period (1 October 2011–30 September 2014). There is no subsequent re-testing.

	TSR (50% of the allocation)	Cash EPS CAGR (50% of the allocation)

Westpac’s TSR percentile ranking must equal or exceed the 50th percentile of a defined group of comparator companies (the ‘ranking group’) over the performance period. The ranking group is comprised of the top 10 selected Australian banking and financial sector companies listed on the ASX with which Westpac competes for customers.

This measure provides a link with the creation of value for shareholders over the long-term (up to three years). The companies in the 2012 ranking groups for the CEO Performance Plan and the Westpac Reward Plan are:

¾   AMP Limited;

¾   ASX Limited;

¾   Australia and New Zealand Banking Group Limited;

¾   Bendigo and Adelaide Bank Limited;

¾   Commonwealth Bank of Australia;

¾   Insurance Australia Group Limited;

¾   Lend Lease Group;

¾   Macquarie Group Limited;

¾   National Australia Bank Limited; and

¾   Suncorp Group Limited.

The Cash EPS CAGR measure focuses on growth in cash earnings over a three year performance period. A description of the process used to determine cash earnings is provided at Note 32 to the financial statements.

2012 WESTPAC GROUP ANNUAL REPORT	57

	CEO Performance Plan and Westpac Reward Plan
Vesting framework focuses on longer-term performance	The TSR component of the allocation will be measured at 30 September 2014 and will vest as follows:

The Cash EPS CAGR measure provides for a vesting scale where:

¾   below the threshold target – 0% will vest;

¾   at threshold target – 50% will vest; and

¾   at maximum target – 100% will vest.

There is a pro-rata vesting scale for performance between threshold and maximum targets.

Westpac has a policy of not providing guidance to the market. Accordingly, the Board decided that specific EPS targets and the Group’s performance against target will only be advised following the test date in 2014.

The EPS targets were developed with the assistance of an independent external adviser who was provided access to Westpac’s long-term business plan and analyst forecasts in regard to the long-term performance of Westpac and its peers.

	Westpac’s Relative TSR Ranking	TSR Allocation to Vest (%)
	Below the 50th percentile	0
	At the 50th percentile	50
	At the 60th percentile	70
	At the 70th percentile	90
	At or above the 75th percentile	100

Targets are set for stretch performance

The Board considers the above vesting profile as being appropriate as 100% vesting will only occur where Westpac is ranked 3rd out of the total of 11 companies (including Westpac).

The TSR performance will be measured once at the completion of the performance period i.e., 30 September 2014. Any unvested share rights will lapse and there will be no further re-testing. Westpac shares will be allocated in satisfaction of vested share rights at no cost to participants.

The target for the December 2011 grant was determined by the Board. It is the Board’s view that the EPS targets are stretching and the threshold will be difficult to achieve in the current economic environment.

The expensed value of the December 2011 grant in Table 5.2 has been discounted by 50% to reflect the Board’s current assessment of the probability of the EPS hurdle being met and share rights vesting over time.

Who measures the performance hurdle outcomes?	To ensure objectivity and external validation, TSR results are calculated by an independent external consultant and are provided to the Board or its delegate to review and determine vesting outcomes.		The Cash EPS CAGR will be determined by the Board based on the Cash EPS disclosed in our reported results for the 2014 financial year in respect of the December 2011 awards.
Early vesting is possible in limited cases

For awards made since 1 October 2009, unvested securities may vest before a test date if the employee is no longer employed by the Group due to retirement, death or disability. In general, any such vesting is not subject to performance hurdles being met.

For the CEO, all unvested securities will vest if the CEO leaves the Group due to sickness or in certain circumstances within 12 months of a change of control.

Retesting	There is no re-testing on awards made since 2011. Any securities remaining unvested after the nominated measurement period lapse immediately.
Lapsing of securities

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

Other plans and awards

We provide separate reward plans for small, specialised parts of the business. Payments under these plans are directly linked to growth of that part of the business and are capped at an appropriate proportion of the value and/or profitability of the relevant part of the business. These plans are designed to provide market competitive remuneration for the relevant employees. Westpac also has ‘grandfathered’ plans, under which no further awards are made and performance or vesting periods have passed. These vested securities continue to run their course.

Other long-term awards

The Restricted Share Plan and Westpac Performance Plan are also used from time to time for one-off awards to attract Senior Executives, executives or specialist employees to the Group or for retention in specific circumstances. Where awards are made on joining, these typically compensate for real value forfeited on leaving the previous employer which might otherwise deter that executive from joining the Group.

58	2012 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

LTI awards to key employees below senior management level may also be made under the Restricted Share Plan and Westpac Performance Plan. Under these arrangements, employees receive awards of Westpac ordinary shares or share rights, which are restricted for a period as determined by the Board. This allows the flexibility to tailor the restriction period to the circumstances of the award.

3.2. Linking reward and performance

CEO performance objectives and key highlights

The Remuneration Committee reviews and makes recommendations to the Board on individual performance objectives for the CEO and Senior Executives. These objectives are intended to provide a robust link between remuneration outcomes and the key drivers of long-term shareholder value. The STI objectives are set in the form of a scoreboard with targets and measures cascaded from the CEO scoreboard to the relevant Senior Executive scoreboard. The key financial and non financial objectives for the CEO in the 2012 financial year with commentary on key highlights are provided below.

Category	Weighting	Measure[1]	Performance highlights
Financial	40%	¾ Economic Profit	¾ 110% of target
Risk	10%	¾ Adherence to Group Risk Appetite Statement

¾   Further improvements in the level of capital, the mix of funding, and the amount of liquidity.

¾   Asset quality also improved over the year with provisioning cover continuing to be at the upper end of the sector.

¾   Maintained our AA ratings with S&P, Moody’s and Fitch following reviews in 2011 and 2012.

Customer/ Strategy/ Sustainability	40%	Customer ¾ Depth of customer relationship	¾ Customers with four or more products at 29.8%, ahead of target.
		¾ Relationship Strength Index	¾ Westpac Institutional Bank was ranked clear #1 in the Peter Lee RSI customer feedback survey, exceeding target.

		Funding ¾ Deposit to Loan Ratio ¾ Stable Funding Ratio	¾ Achieved 67.6%, well ahead of 65% target. ¾ Achieved 83%, well up on 77% achieved in 2011.
		Productivity ¾ Cost to Income Ratio ¾ Revenue per Full-Time Equivalent Employee (FTE)	¾ Achieved 40.8%, improved 70bps on 2011 result. ¾ Achieved target 5% improvement.
		¾ Strategic Investment Priorities	¾ SIPs are 70% complete, on plan.
		Growth ¾ Wealth Penetration	¾ Westpac ranked #1 in the sector (Roy Morgan survey) for wealth penetration, i.e., banking customers who hold wealth products. Westpac RBB up from 19.8% to 20.8% and St.George up from 12.6% to 15%.
		¾ Bank of Melbourne	¾ First year milestone of 54,000 new customers achieved.
		¾ Target industries, segments and products	¾ Milestones exceeded including trade finance growth up 12% and global transactional growth up 13%.
People	10%	¾ Employee Engagement	¾ Westpac Group employee engagement increased from 81% in 2011 to 84% in 2012 which is top quartile performance.
		¾ Women in leadership positions	¾ We exceeded our 2012 target and currently have 40% of leadership roles filled by women.
		¾ Retention of high performing employees	¾ We retained 95.9% of our high performing employees during the year, ahead of target.
		¾ Lost Time Injury Frequency Rate (LTIFR)	¾ The health and safety of our employees continues to be a priority for us and our LTIFR improved by 25% this year, outperforming our target.

1    Individual measures will differ for each Senior Executive.

2012 WESTPAC GROUP ANNUAL REPORT	59

Our primary financial measure is economic profit, which the Board believes is the best measure of risk adjusted returns and of the value created for shareholders. The remaining measures focus on the strength of our customer relationships, effective risk and financial management and our people, which are central to our success and ongoing sustainability. Each individual objective has a baseline or minimum outcome which must be achieved, below which there is a nil outcome.

Application of discretion

The Board and the Remuneration Committee recognise that the scoreboard approach, while embracing a number of complementary performance objectives, will never entirely assess overall performance. The Remuneration Committee may therefore make discretionary adjustments, positive and negative, to the scoreboard outcomes for the CEO and Senior Executives. The Remuneration Committee uses the following criteria to apply discretionary adjustments:

¾                 matters not known or not relevant at the beginning of the financial year, which are relevant to the under or over performance of the CEO and Senior Executives during the financial year;

¾                 the degree of stretch implicit in the scoreboard measures and targets themselves and the context in which the targets were set;

¾                 whether the operating environment during the financial year has been materially better or worse than forecast;

¾                 comparison with the performance of the Group’s principal competitors, particularly major shareholder and customer benchmarks;

¾                 any major positive or negative risk management or reputational issue that impacts the Group;

¾                 the quality of the financial result as shown by its composition and consistency;

¾                 whether there have been major positive or negative aspects regarding the quality of leadership and/or behaviours consistent with our values; and

¾                 any other relevant over or under performance or other matter not captured.

At the end of the year the Remuneration Committee reviews performance against objectives and applies any adjustments it considers appropriate. The Remuneration Committee then recommends STI outcomes for the CEO and each Senior Executive to the Board for approval, thereby ensuring the Board retains oversight of final awards.

LTI performance outcomes

The following table provides the Group’s TSR, dividend, share price and cash earnings per share performance each year from 2008 to 2012.

	Years Ended 30 September
	2012	2011	2010	2009	2008
TSR – three years	25.61%	9.6%	3.7%	20.0%	29.5%
TSR – five years	20.03%	18.5%	51.5%	76.7%	75.0%
Dividends per Westpac share (cents)	166	156	139	116	142
Cash Earnings per Westpac share[1,2]	$2.16	$2.09	$1.98	$1.64	$1.98
Share price – high	$24.99	$25.60	$28.43	$26.74	$31.32
Share price – low	$19.00	$17.84	$20.56	$14.40	$18.36
Share price – close	$24.85	$20.34	$23.24	$26.25	$21.48

1           Cash earnings are not prepared in accordance with A-IFRS and have not been subject to audit.

2           2009 cash earnings per share are on a pro forma basis, that is, prepared as if the merger with St.George was completed on 1 October 2008.

The vesting outcomes for awards made to the CEO and Senior Executives under the CEO Performance Plan and Westpac Reward Plan that reached a scheduled test date during the reporting period are set out below.

							Remain
		Commencement		TSR Percentile in	Vested	Lapsed	in Plan
Equity Instrument	Type of Equity	Date[1]	Test Date	Ranking Group	%	%	%
CEO Performance Plan	Performance options	1 February 2008	1 February 2012	80th percentile	100	-	-
	and share rights	1 December 2008	1 December 2011	70th percentile	90	-	10
Westpac Reward Plan	Performance options	1 October 2008	1 October 2011	70th percentile	90	-	10
		1 March 2009	1 March 2012	80th percentile	100	-	-

1    Commencement date refers to the commencement of the performance period.

60	2012 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

3.3. Remuneration outcomes for the CEO and Senior Executives

The following table has been prepared to provide shareholders with an outline of the remuneration which has been received for the 2012 performance year either as cash or in the case of prior equity awards, the value which has vested in 2012 (see note 6 below). For former Senior Executives, the table outlines the remuneration for the period they were KMP during 2012. Details in this table supplement the statutory requirements in Section 5.2. Unlike the statutory table, which represents remuneration outcomes prepared in accordance with accounting standards (A-IFRS), this table shows the actual remuneration value received by Executives.

	Fixed Remuneration & Superannuation[1]	2012 STI Cash Payment[2]	STI Outcome as % of Target[3]	Other Short- term Benefits[4]	2012 Total Cash Payments[5]	Prior Year* Equity Awards[6] Vested during 2012	Prior Year* Equity Awards[6] Forfeited during 2012
	$	$	%	$	$	$	$
CEO
Gail Kelly	3,028,816	2,268,000	105%	-	5,296,816	5,430,496	-

Senior Executives
John Arthur	1,175,021	702,000	90%	-	1,877,021	159,671	-
Peter Clare	988,020	810,000	90%	-	1,798,020	248,139	-
Philip Coffey	1,355,301	1,080,000	100%	-	2,435,301	485,490	-
Brad Cooper	1,006,976	1,080,000	90%	-	2,086,976	291,290	-
George Frazis	1,033,412	912,000	95%	-	1,945,412	1,329,146	-
Peter Hanlon	1,388,442	945,000	105%	-	2,333,442	280,502	-
Brian Hartzer[7]	632,694	150,000	100%	370,000	1,152,694	1,250,580	-
Christine Parker	844,664	600,000	111%	-	1,444,664	125,321	-
Greg Targett	1,367,499	690,000	100%	-	2,057,499	125,567	-
Rob Whitfield	1,736,049	1,296,000	135%	-	3,032,049	400,463	-
Jason Yetton[8]	859,092	660,000	116%	-	1,519,092	333,959	-

Former Senior Executives
Rob Chapman[8]	458,218	-	n/a	-	458,218	162,262	-
Rob Coombe[8,9]	260,530	291,667	n/a	2,182,500	2,734,697	721,771	(959,760)

*	Prior year awards comprise STI deferred in the form of equity and LTI awards subject to performance vesting hurdles with the exception of Brian Hartzer, refer to note below.

[1]	Fixed remuneration includes cash salary, annual leave accrual and salary sacrificed items plus employer superannuation.
[2]

The cash STI payment represents 60% of the 2012 STI outcome and will be paid in November 2012. The remaining 40% is deferred in the form of equity and will vest in equal tranches in October 2013 and 2014.

[3]	The maximum STI opportunity is 150% of target.
[4]

Incorporates payments made upon any cessation of employment or other contracted amounts. Payments made to Rob Coombe as at 31 December 2011 include accrued leave, long service leave, outplacement assistance and a payment in lieu of the provision of notice of termination as per his contract provisions. The payment to Brian Hartzer reflects annual incentive foregone from his previous employer.

[5]	This is the addition of the first, second and fourth columns.
[6]

Prior year equity awards include both deferred STI and LTI allocations which have vested in 2012. The vested value for Rob Coombe includes awards which vested upon him leaving the Group as provided for in the various plan rules. The equity value has been calculated as the number of securities that vested during the year ended 30 September 2012, multiplied by the five day volume weighted average price of Westpac ordinary shares at the time they vested, less any exercise price payable.

[7]

Brian Hartzer — Chief Executive, Australian Financial Services - was recruited to the Group in late 2011 and commenced employment in June 2012. The value shown as vested equity above relates to a specific allocation which reflects equity foregone with his previous employer.

[8]

Rob Coombe ceased being a KMP on 23 November 2011 when he vacated the role of Group Executive, Westpac Retail & Business Banking. Jason Yetton became a KMP on his appointment to the role on 24 November 2011. Rob Chapman vacated the role of Chief Executive Officer, St.George Banking Group on 31 March 2012.

[9]

Rob Coombe — former Group Executive, Westpac Retail & Business Banking - left the group on 31 December 2011 after nearly 16 years service. The provisions outlined above include a payment in lieu of notice as per his contract provisions and a cash payment in lieu of his deferred STI in 2011. Prior year equity awards also vested on him leaving the Group in accordance with the equity plan rules. An amount of $959,760 in unvested equity was also forfeited by Mr Coombe consistent with the equity plan rules.

This table is not prepared in accordance with A-IFRS.

4.    Non-executive Director Remuneration

4.1. Structure and policy

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

2012 WESTPAC GROUP ANNUAL REPORT	61

Non-executive Director remuneration consists of the following components:

Remuneration component	Paid as	Detail

Base fee	Cash	This fee is for service on the Westpac Banking Corporation Board. The base fee for the Chairman covers all responsibilities, including all Board Committees.
Committee fees	Cash	Additional fees are paid to Non-executive Directors for chairing or participating in Board Committees.
Superannuation	Superannuation	Reflects statutory superannuation contributions (9% of fees) which are capped at the superannuation maximum contributions base as prescribed under the Superannuation Guarantee legislation.
Subsidiary Board and Advisory Board fees	Cash	Fees are for service on Subsidiary Boards and Advisory Boards. These fees are paid by the relevant subsidiary company.

Changes to Non-executive Director remuneration in 2012

For the year ended 30 September 2012, the following changes were made to Non-executive Director remuneration:

Non-executive Director fee review — effective 1 January 2012

Non-executive Director committee fees were last increased in 2007 and have remain unchanged over a period of significant increased workload as the regulatory environment evolved through, and post, the global financial crisis. In addition, two Board Committees were dissolved during the year with work of those Board Committees assumed by the full Board.

The Board reviewed the Non-executive Director fee framework in October 2011 and, on the basis of market data provided by Guerdon Associates and current workloads, approved the following adjustments to Non-executive Director fees effective from 1 January 2012:

¾            the Westpac Group Board Chairman fee increased from $735,000 to $760,000 per annum;

¾            the Westpac Group Board Deputy Chairman fee increased from $262,500 to $270,000 per annum;

¾            for both the Audit Committee and Risk Management Committee, fees for the Committee Chairman increased from $50,000 to $60,000 per annum and fees for Committee members increased from $25,000 to $30,000 per annum;

¾            for the Remuneration Committee, fees for the Committee Chairman increased from $45,000 to $48,000 per annum and fees for Committee members increased from $20,000 to $24,000 per annum; and

¾            for the Technology and Sustainability Committees, the fee for the Committee Chairman decreased from $40,000 to $30,000 per annum and fees for Committee members decreased from $20,000 to $15,000 per annum. The Technology Committee fees have been set at 50% of the Audit Committee fees.

These changes included both increases and decreases in committee fees and have positioned Westpac Non-executive Director fees as second of the four major banks and reflect our relative size, scale and market capitalisation.

At the time of the review of the fee framework, two board committees were also dissolved, bringing the accountabilities within the oversight of the full Board.

Changes to Board and Committee composition

Following the retirement of Ted Evans (Chairman) and Graham Reaney on 14 December 2011, the following changes were made to Board and Committee composition:

¾            Lindsay Maxsted was appointed Chairman of the Westpac Group Board, effective 15 December 2011;

¾            Peter Wilson was appointed Chairman of the Audit Committee, replacing Lindsay Maxsted, effective 15 December 2011;

¾            Ann Pickard and Robert Elstone were appointed as Non-executive Directors to the Westpac Board effective 1 December 2011 and 1 February 2012 respectively;

¾            the Health, Safety and Wellbeing Committee (HS&W) was introduced as a temporary Committee in 2010. The outcomes delivered under the Committee’s improvement program were substantially completed, and in January 2012 the Committee was dissolved with the Board assuming responsibility for the overall monitoring of HS&W across the Group;

¾            the Sustainability Committee was dissolved on 6 March 2012, the Westpac Group’s sustainability agenda being well embedded across the organisation. The Board has assumed responsibility for its oversight and monitoring as a core part of our overall approach to doing business;

¾            effective 6 March 2012, a number of changes were made to committee membership. Section 1 of the Directors’ report shows Board Committee membership during 2012; and

¾            consistent with Westpac’s director tenure policy, Carolyn Hewson retired from the Westpac Board on 30 June 2012.

62	2012 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

Fee pool

At the 2008 Annual General Meeting, the current fee pool of $4.5 million per annum was approved by shareholders. For the year ended 30 September 2012, $3.5 million (77%) of this fee pool was used. The fee pool is inclusive of employer superannuation contributions but does not include retirement allowances.

Fee framework

This section details the current Non-executive Director fee framework.

Base and committee fees

The following table sets out the Board and standing Committee fees payable from 1 January 2012:

Annual Rate
Base Fee	$
Chairman	760,000
Deputy Chairman	270,000
Non-executive Directors	210,000
Committee Chairman Fees
Audit Committee	60,000
Risk Management Committee	60,000
Remuneration Committee	48,000
Sustainability Committee[1]	30,000
Technology Committee	30,000
Health, Safety & Wellbeing Committee (HS&W)[2]	40,000
Committee Membership Fees
Audit Committee	30,000
Risk Management Committee	30,000
Remuneration Committee	24,000
Sustainability Committee[1]	15,000
Technology Committee	15,000
Health, Safety & Wellbeing Committee (HS&W)[2]	20,000

1            The Sustainability Committee was dissolved effective 6 March 2012.

2            The HS&W Committee was dissolved effective 1 January 2012.

Committee fees are not payable to the Chairman and members of the Nominations Committee.

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

The table below sets out the annual fees payable to the relevant Directors for service on Subsidiary and Advisory Boards in 2012:

Director	Subsidiary/Advisory Board	Role	Annual Rate
Peter Hawkins	Bank of Melbourne Advisory Board	Director	$35,000
Carolyn Hewson	BT Investment Management Board	Director	$110,000
Graeme Reaney[1]	BankSA Advisory Board	Director	$13,750
Peter Wilson[2]	Westpac New Zealand Limited	Chair	$131,875

1           Graham Reaney retired from the BankSA Advisory Board effective 14 December 2011.

2           The fees for service on the WNZL Subsidiary Board are paid in New Zealand dollars and have been converted to Australian dollars using the 2012 year to date average exchange rate (1AUD = 1.2891NZD).

Equity participation

Non-executive Directors have voluntarily resolved to build and maintain their individual holdings of Westpac ordinary shares to align their interests with the long-term interests of shareholders. Details of Non-executive Directors’ Westpac (and related bodies corporate) shareholdings are set out in Section 4(a) of the Directors’ report.

2012 WESTPAC GROUP ANNUAL REPORT	63

Retiring Allowance

The retiring allowance for Non-executive Directors appointed prior to July 2003 was frozen in December 2005 and was indexed in line with average weekly earnings. The indexed amount is payable on retirement.

A retiring allowance of $489,266 was paid to Ted Evans following his retirement from the Westpac Group Board on 14 December 2011, and a retiring allowance of $347,186 was paid to Carolyn Hewson following her retirement from the Westpac Group Board on 30 June 2012.

As at 1 July 2012, there are no longer any Non-executive Directors with a retiring allowance.

5.    Required remuneration disclosures

5.1. Details of Non-executive Director remuneration

Details of Non-executive Director remuneration are set out in the table below:

	Short-term Benefits		Post Employment Benefits
	Westpac Banking Corporation Board Fees[1]	Subsidiary and Advisory Board Fees	Superannuation	Retiring Allowance Accrued During the Year[2]	Total	Total Retiring Allowance Accrued
Name	$	$	$	$	$	$

Lindsay Maxsted, Chairman
2012	661,503	-	15,961	-	677,464	-
2011	285,000	-	15,345	-	300,345	-

John Curtis, Deputy Chairman
2012	365,770	-	15,961	-	381,731	-
2011	392,420	-	15,345	-	407,765	-

Elizabeth Bryan
2012	323,377	-	15,961	-	339,338	-
2011	341,230	2,650	15,345	-	359,225	-

Gordon Cairns
2012	278,377	-	15,961	-	294,338	-
2011	306,250	-	15,345	-	321,595	-

Robert Elstone, appointed 1 February 2012
2012	182,254	-	9,194	-	191,448	-

Peter Hawkins
2012	300,000	35,000	15,961	-	350,961	-
2011	295,940	32,180	15,345	-	343,465	-

Ann Pickard, appointed 1 December 2011
2012	205,836	-	13,332	-	219,168	-

Peter Wilson
2012	306,489	131,875	15,961	-	454,325	-
2011	300,000	120,600	15,345	-	435,945	-

Former Non-executive Directors
Ted Evans, retired as Chairman on 14 December 2011
2012	150,615	-	3,233	4,309	158,157	-
2011	735,000	-	15,345	18,333	768,678	484,957

Carolyn Hewson, retired on 30 June 2012
2012	206,989	110,000	21,693	10,118	348,800	-
2011	286,170	109,580	25,890	12,501	434,141	337,068

Graeme Reaney, retired on 14 December 2011
2012	57,377	2,818	3,233	-	63,428	-
2011	280,000	15,000	15,345	-	310,345	-

Total fees
2012	3,038,587	279,693	146,451	14,427	3,479,158	-
2011	3,222,010	280,010	148,650	30,834	3,681,504	822,025

[1]	Includes fees paid to Chairman and members of Board Committees, including fees for the temporary HS&W Committee.

[2]

Retiring allowances were frozen for individual Non-executive Directors between December 2005 and February 2006. Accruals shown for 2012 include indexation in line with average weekly earnings following the freezing of the retiring allowances. Retiring allowances are not included in calculations for the Non-executive Director fee pool.

64	2012 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

5.2. Remuneration details – KMP and other Senior Executives

This section sets out details of remuneration for the CEO and Senior Executives for the 2012 financial year, calculated in accordance with statutory accounting requirements.

	Short-term Benefits				Post Employment Benefits		Share-based Payments
	Fixed Remu- neration[1]	STI (cash)[2]	Non- monetary Benefits[3]	Other Short-term Benefits[4]	Superann- uation Benefits[5]	Long Service Leave[6]	Restricted Shares[7]	Options[8]	Share Rights[8]	Total[9]
Name	$	$	$	$	$	$	$	$	$	$

Senior Executives
Gail Kelly, Managing Director & Chief Executive Officer
2012	3,001,714	2,268,000	2,565	-	27,102	51,217	1,704,358	63,862	2,473,166	9,591,984
2011	2,901,656	2,376,000	-	-	27,281	68,816	1,786,612	533,809	2,170,642	9,864,816
John Arthur, Chief Operating Officer
2012	1,131,518	702,000	13,053	-	43,503	31,205	471,581	-	384,414	2,777,274
2011	819,544	792,000	1,078	-	50,058	17,326	246,847	-	263,029	2,189,882
Peter Clare, Chief Executive Offier, Westpac New Zealand Limited
2012	973,964	810,000	158,423	-	14,056	15,975	592,446	173	409,671	2,974,708
2011	988,822	990,000	1,078	-	24,326	16,729	341,059	63,258	258,067	2,683,339
Philip Coffey, Chief Financial Officer
2012	1,312,031	1,080,000	2,033	-	43,270	44,198	825,490	222	548,696	3,855,940
2011	1,164,312	1,350,000	-	-	49,450	52,148	571,940	110,540	348,565	3,646,955
Brad Cooper, Chief Executive Officer, BT Financial Group
2012	956,185	1,080,000	3,013	-	50,791	15,244	766,713	195	594,341	3,466,482
2011	995,851	1,320,000	7,150	-	19,339	39,298	571,860	98,080	366,971	3,418,549
George Frazis, Chief Executive Officer, St.George Banking Group
2012	1,005,158	912,000	2,888	-	28,254	7,627	486,064	167,365	660,959	3,270,315
2011	969,696	1,200,000	52,882	-	18,324	-	-	399,634	899,680	3,540,216
Peter Hanlon, Chief Executive, Australian Financial Services
2012	1,190,304	945,000	77,061	-	198,138	(72,651)	621,668	166	409,671	3,369,357
2011	879,346	1,062,000	166,797	-	183,652	(116,214)	360,846	78,197	258,067	2,872,691
Brian Hartzer, Chief Executive, Australian Financial Services
2012	622,080	150,000	185,712	370,000	10,614	8,985	2,461,533	-	-	3,808,924
Christine Parker, Group Executive, Human Resources & Corporate Affairs
2012	825,411	600,000	46,109	-	19,253	17,357	307,823	26	84,774	1,900,753
Greg Targett, Chief Risk Officer
2012	1,323,898	690,000	3,013	-	43,601	33,242	537,857	-	493,833	3,125,444
2011	1,176,961	828,000	-	-	49,253	37,982	287,456	-	316,709	2,696,361
Rob Whitfield, Group Executive, Westpac Institutional Bank
2012	1,711,723	1,296,000	160,603	-	24,326	27,423	688,660	130	530,560	4,439,425
2011	1,838,371	1,104,000	210,993	-	33,696	27,390	525,697	71,589	348,565	4,160,301
Jason Yetton, Group Executive, Westpac Retail & Business Banking
2012	834,966	660,000	1,736	-	24,126	30,681	339,824	-	124,471	2,015,804

Former Senior Executives[10]
Rob Chapman, Chief Executive Officer, St.George Banking Group
2012	448,674	-	1,017	-	9,544	12,111	206,894	-	118,938	797,178
2011	921,475	734,400	613,184	-	19,392	75,495	227,557	-	114,706	2,706,209
Rob Coombe, Group Executive, Westpac Retail & Business Banking
2012	256,635	291,667	297	2,182,500	3,895	(35,156)	232,648	233	563,321	3,496,040
2011	940,352	1,200,000	1,078	-	26,340	26,413	401,312	115,760	325,331	3,036,586

[1]

Fixed remuneration is the total cost of salary, salary sacrificed benefits (including motor vehicles, parking, etc. and any associated fringe benefits tax) and an accrual for annual leave entitlements. Peter Hanlon received a higher duty allowance while CEO of Australian Financial Services for the period from 24 November 2011.

[2]	2012 STI figures reflect annual cash performance awards accrued but not yet paid in respect of the year ended 30 September 2012.

2012 WESTPAC GROUP ANNUAL REPORT	65

[3]

Non-monetary benefits are determined on the basis of the cost to the Group (including associated fringe benefits tax, where applicable) and include annual health checks, provision of taxation advice, relocation costs, living away from home expenses and allowances.

[4]

Incorporates payments made upon any cessation of employment or other contracted amounts. Payments made to Rob Coombe after nearly 16 years service include statutory payments such as annual and long service leave, outplacement assistance, payment in lieu of notice in accordance with his contract provisions and the equity portion of his 2011 STI outcome. The payment to Brian Hartzer reflects annual incentive foregone from his previous employer.

[5]

The CEO and Senior Executives are provided with insurance cover under the Westpac Group Plan at no cost. Peter Hanlon is a member of a legacy defined benefit superannuation fund. Superannuation benefits have been calculated consistent with AASB 119.

[6]

Peter Hanlon took long service leave during the year which resulted in a negative accrual of ($72,651). Rob Coombe also took long service leave during the year resulting in a negative accrual of ($35,156).

[7]	The value of restricted shares is amortised over the applicable vesting period, and the amount shown is the amortisation relating to the 2012 reporting year (and 2011 year as comparison).

The equity granted to Brian Hartzer on his recruitment relates to equity foregone with his previous employer and will be forfeited if Mr Hartzer resigns or is terminated for cause before the vesting dates.

[8]

Equity-settled remuneration is based on the amortisation over the vesting period (normally two or three years) of the ‘fair value’ at grant date of hurdled and unhurdled options and share rights that were granted during the four years ended 30 September 2012. Details of prior years’ grants have been disclosed in previous Annual Reports.

[9]

The percentage of the total remuneration which is performance related (i.e., STI cash plus share based payments) was: Gail Kelly 68%, John Arthur 56%, Rob Chapman 41%, Peter Clare 61%, Philip Coffey 64%, Rob Coombe 31%, Brad Cooper 70%, George Frazis 68%, Peter Hanlon 59%, Brian Hartzer 69%, Christine Parker 52%, Greg Targett 55%, Rob Whitfield 57% and Jason Yetton 56%. The percentage of total remuneration delivered in the form of options (including share rights) was: Gail Kelly 26%, John Arthur 14%, Rob Chapman 15%, Peter Clare 14%, Philip Coffey 14%, Rob Coombe 16%, Brad Cooper 17%, George Frazis 25%, Peter Hanlon 12%, Brian Hartzer 0%, Christine Parker 4%, Greg Targett 16%, Rob Whitfield 12% and Jason Yetton 6%.

[10]

Rob Chapman ceased to be a KMP when he vacated the role of Chief Executive Officer, St.George Banking Group on 31 March 2012. Rob Coombe vacated the role of Group Executive, Westpac Retail & Business Banking effective 23 November 2011 and subsequently left the Group on 31 December 2011 – see note 4 above.

66	2012 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

5.3. Movement in equity-settled instruments during the year

This table shows the details of movements during 2012 in the number and value of equity instruments for the CEO and Senior Executives under the relevant plans.

Name	Type of Equity Instrument	Number Granted[1]	Number Vested[2]	Number Exercised[3]	Value Granted[4] $	Value Exercised[5] $	Value Forfeited or Lapsed[5,6] $

Senior Executives
Gail Kelly	CEO Performance options	-	429,842	320,513	-	1,935,386	-
	CEO Performance share rights	272,929	132,445	132,445	3,501,210	2,759,057	-
	Shares under the CEO Restricted Share Plan	77,799	78,364	n/a	1,582,881	n/a	-

John Arthur	Performance share rights	40,433	-	-	525,604	-	-
	Shares under Restricted Share Plan	25,933	7,889	n/a	527,627	n/a	-

Peter Clare	Performance options	-	73,619	-	-	-	-
	Performance share rights	50,542	-	-	657,018	-	-
	Shares under Restricted Share Plan	32,416	12,260	n/a	659,529	n/a	-

Philip Coffey	Performance options	-	94,325	127,308	-	1,140,105	-
	Performance share rights	66,715	-	-	867,257	-	-
	Shares under Restricted Share Plan	44,204	23,987	n/a	899,365	n/a	-

Brad Cooper	Performance options	-	82,822	-	-	-	-
	Performance share rights	75,813	-	-	985,526	-	-
	Shares under Restricted Share Plan	43,222	14,392	n/a	879,385	n/a	-

George Frazis	Performance options	-	260,869	260,869	-	1,524,999	-
	Performance share rights	55,596	-	-	722,716	-	-
	Unhurdled share rights	-	9,995	9,995	-	227,779	-
	Shares under Restricted Share Plan	39,292	-	n/a	799,426	n/a	-

Peter Hanlon	Performance options	-	70,398	-	-	-	-
	Performance share rights	50,542	-	-	657,018	-	-
	Shares under Restricted Share Plan	34,774	13,859	n/a	707,504	n/a	-

Brian Hartzer	Shares under Restricted Share Plan	331,906	52,306	n/a	7,158,864	n/a	-

Christine Parker	Performance options	-	10,984	-	-	-	-
	Performance share rights	11,927	-	-	155,045	-	-
	Unhurdled share rights	-	2,838	-	-	-	-
	Shares under Restricted Share Plan	17,015	3,340	n/a	346,038	n/a	-

Greg Targett	Performance share rights	60,650	-	4,822	788,414	105,511	-
	Shares under Restricted Share Plan	27,111	6,204	n/a	551,594	n/a	-

Rob Whitfield	Performance options	-	55,214	-	-	-	-
	Performance share rights	60,650	-	-	788,414	-	-
	Shares under Restricted Share Plan	36,149	19,786	n/a	735,479	n/a	-

Jason Yetton	Performance options	-	29,447	-	-	-	-
	Performance share rights	17,689	-	-	229,945	-	-
	Shares under Restricted Share Plan	21,990	16,471	n/a	447,294	n/a	-

Former Senior Executives
Rob Chapman	Performance share rights	42,960	-	-	558,453	-	-
	Shares under Restricted Share Plan	24,047	8,017	n/a	489,255	n/a	-

Rob Coombe	Performance options	-	110,224	-	-	-	-
	Performance share rights	60,650	-	26,827	788,414	567,549	959,760
	Shares under Restricted Share Plan	-	35,579	n/a	-	n/a	-

1    No performance options were granted in 2012.

2    For unhurdled share rights granted in December 2009, 100% vested in 2012. The unvested performance options granted to the CEO in February 2008 and the performance options granted to Senior Executives in December 2008 were assessed against a TSR ranking group that consisted of the top 10 largest Australian banking and financial sector companies by market capitalisation at the time of grant (excluding Westpac). The remaining 30% of the performance options granted to the CEO in February 2008 vested during 2012 and 90% of the performance options granted to Senior Executives in October 2008 vested during 2012.

3    Vested options and share rights that were granted prior to October 2009 can be exercised up to a maximum of 10 years from their commencement date. For each share right and each performance option exercised during the year, the relevant Executive received one fully paid Westpac ordinary share. The exercise price for share rights is nil.

2012 WESTPAC GROUP ANNUAL REPORT	67

4    For share rights, the value granted represents the number of securities granted multiplied by the fair value per instrument as set out in the table titled ‘Fair value of LTI grants made during the year’ below. For restricted shares, the value granted represents the number of ordinary shares granted multiplied by the five day volume weighted average price of a Westpac ordinary share on the date the shares were granted. These values, which represent the full value of the equity-based awards made to disclosed Executives in 2012, do not reconcile with the amount shown in the table in Section 5.2, which shows amortised totals of equity awards over their vesting period. The minimum total value of the grants for future financial years is nil and an estimate of the maximum possible total value in future financial years is the fair value, as shown above.
As part of Brian Hartzer’s sign-on arrangements and to reflect equity foregone with his previous employer, equity was granted under the RSP which will be forfeited if Mr Hartzer resigns or is terminated for cause before the vesting dates.

5    The value of each option or share right exercised or lapsed is calculated based on the five day volume weighted average price of Westpac ordinary shares on the ASX on the date of exercise (or lapse), less the relevant exercise price (if any). Where the exercise price is greater than the five day volume weighted average price of Westpac ordinary shares, the value has been calculated as nil.

Performance share rights forfeited during 2012 were as a result of leaving the Group in 2012. Vested performance options were also forfeited in 2012 at nil value (exercise price greater than the five day weighted average price).

6    Apart from equity instruments referred to in this section, no other equity instruments granted in prior years vested or were forfeited during the financial year.

Fair value of LTI grants made during the year

The table below provides a summary of the fair value of LTI awards granted to the CEO and Senior Executives during 2012 calculated in accordance with Australian accounting standard AASB 2 Share-based Payments and used for accounting purposes only. The LTI grants will vest on satisfaction of performance and/or service conditions tested in future financial years.

							Fair
	Performance			Commencement	First Possible		Value[2] per
Equity Instrument	Hurdle	Granted to	Grant Date	Date[1]	Vesting Date	Expiry	Instrument
CEO Performance Plan	Relative TSR	Gail Kelly	21 December 2011	1 October 2011	1 October 2014	1 October 2021	$9.20
Share Rights	Cash EPS CACG		21 December 2011	1 October 2011	1 October 2014	1 October 2021	$16.66
Westpac Reward Plan	Relative TSR	All Senior	29 November 2011	1 October 2011	1 October 2014	1 October 2021	$9.59
Performance Share Rights	Cash EPS CACG	Executives	29 November 2011	1 October 2011	1 October 2014	1 October 2021	$16.60

[1]	The commencement date is the start of the performance period in the case of share rights. Awards to the CEO were approved by shareholders at the Annual General Meeting held on 15 December 2010.
[2]

The fair values of share rights granted during the year included in the table above have been independently calculated at their respective grant dates based on the requirements of Australian accounting standard AASB 2 Share-based Payments. The fair value of rights without TSR based hurdles, including rights with Cash EPS CAGR hurdles, has been assessed with reference to the share price at grant date and a discount rate reflecting the expected dividend yield over their vesting periods. The fair value of rights with hurdles based on TSR performance relative to a group of comparator companies also takes into account the average TSR outcome determined using a Monte Carlo simulation pricing model.

5.4. Employment agreements

The remuneration and other terms of employment for the CEO and Senior Executives are formalised in their employment agreements. Each of these employment agreements provide for the payment of fixed and performance-based remuneration, superannuation and other benefits such as death and disablement insurance cover.

The term and termination provisions of the employment agreements for the current KMP are summarised below.

Term	Who	Conditions
Duration of agreement	¾ CEO and Senior Executives	¾ Ongoing until notice given by either party

Notice to be provided by the executive or the Group to terminate the employment agreement	¾ CEO and Senior Executives	¾ 12 months[1]

	¾ Jason Yetton	¾ 6 months[1]

Termination payments to be made on termination without cause	¾ CEO and all Senior Executives	¾ Deferred STI and LTI awards vest according to the applicable equity plan rules

Termination for cause	¾ CEO, John Arthur, Brian Hartzer, Christine Parker, Greg Targett, Rob Whitfield and Jason Yetton	¾ Immediately for misconduct ¾ 3 months notice for poor performance

	¾ All other Senior Executives	¾ Immediately for misconduct ¾ Standard contractual notice period for poor performance

Post-employment restraints	¾ CEO and all Senior Executives	¾ 12 month non-solicitation restraint

1    Payment in lieu of notice may in certain circumstances be approved by the Board for some or all of the notice period.

68	2012 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

Certain individuals have provisions in their contracts for different terms due to grandfathered contractual benefits or individual circumstances:

¾    Gail Kelly – The restricted period on all unvested restricted shares (deferred STI) will continue to the full term when Gail Kelly ceases employment with Westpac, except for death, sickness or disability or in certain circumstances within 12 months of change of control of Westpac. In these circumstances all unvested restricted shares will vest. On immediate termination for misconduct, all restricted shares will be forfeited. When Gail Kelly ceases employment with Westpac, all unvested performance share rights (LTI) will lapse at the Board’s discretion, except for under circumstances of death, sickness or disability and in certain circumstances within 12 months of change of control of Westpac. In these circumstances all unvested performance share rights will vest. On immediate termination for misconduct, all unvested performance share rights will lapse;

¾    Peter Clare – Provisions relating to his relocation from Sydney to Auckland;

¾    Peter Hanlon – Provisions relating to accommodation in Sydney, and travel between Adelaide and Sydney;

¾    Brian Hartzer – Provisions relating to his relocation from London to Sydney;

¾    Christine Parker – Provisions relating her relocation from Auckland to Sydney; and

¾    Rob Whitfield – Provisions relating to accommodation in Sydney.

2012 WESTPAC GROUP ANNUAL REPORT	69

10. AUDITOR

a)      Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act is below:

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor for the audit of Westpac Banking Corporation for the year ended 30 September 2012, I declare that to the best of my knowledge and belief, there have been:

a.   no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b.   no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

Michael Codling Partner PricewaterhouseCoopers	Sydney, Australia 5 November 2012

PricewaterhouseCoopers, ABN 52 780 433 757 Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171 T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

b) Non-audit services

We may decide to engage PwC on assignments additional to their statutory audit duties where their expertise or experience with Westpac or a controlled entity is important.

Details of the non-audit service amounts paid or payable to PwC for non-audit services provided during the 2011 and 2012 financial years are set out in Note 33 to the financial statements.

PwC also provides audit and non-audit services to non-consolidated entities, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of these services were approximately $8.6 million in total (2011 $8.5 million). PwC may also provide audit and non-audit services to other entities in which Westpac holds a minority interest and which are not consolidated. Westpac is not aware of the amount of any fees paid to PwC by those entities.

Westpac has a policy on engaging PwC, details of which are set out in the ‘Corporate governance’ section, including the subsection entitled ‘Engagement of the external auditor’, which forms part of this Directors’ report.

The Board has considered the position and, in accordance with the advice received from the Board Audit Committee, is satisfied that the provision of the non-audit services during 2012 by PwC is compatible with the general standard of independence for auditors imposed by the Corporations Act. The Directors are satisfied that the provision of non-audit services by PwC, as set out above, did not compromise the auditor independence requirements of the Corporations Act for the following reasons:

▪          all non-audit services have been reviewed by the Board Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor; and

▪          none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accounts.

70	2012 WESTPAC GROUP ANNUAL REPORT

Signed in accordance with a resolution of the Board.

Lindsay Maxsted Chairman 5 November 2012	Gail Kelly Managing Director & Chief Executive Officer 5 November 2012

2012 WESTPAC GROUP ANNUAL REPORT	71

This page is intentionally left blank

72	2012 WESTPAC GROUP ANNUAL REPORT

FIVE YEAR SUMMARY

READING THIS REPORT

REVIEW OF GROUP OPERATIONS

DIVISIONAL PERFORMANCE

RISK AND RISK MANAGEMENT

OTHER WESTPAC BUSINESS INFORMATION

FIVE YEAR SUMMARY1

(in $millions unless otherwise indicated)	2012	2011	2010	2009	2008
Income statements for the years ended 30 September[2]
Net interest income	12,502	11,996	11,842	11,646	7,222
Non-interest income	5,481	4,917	5,068	4,859	4,383
Net operating income before operating expenses and impairment charges	17,983	16,913	16,910	16,505	11,605
Operating expenses	(7,909)	(7,406)	(7,416)	(7,171)	(5,455)
Impairment charges	(1,212)	(993)	(1,456)	(3,238)	(931)
Profit before income tax	8,862	8,514	8,038	6,096	5,219
Income tax expense	(2,826)	(1,455)	(1,626)	(2,579)	(1,287)
Profit attributable to non-controlling interests	(66)	(68)	(66)	(71)	(73)
Net profit attributable to owners of Westpac Banking Corporation	5,970	6,991	6,346	3,446	3,859
Balance sheet as at 30 September[2]
Loans	514,445	496,609	477,655	463,459	313,545
Other assets	160,520	173,619	140,622	126,128	126,131
Total assets	674,965	670,228	618,277	589,587	439,676
Deposits	394,991	370,278	337,385	329,456	233,730
Debt issues and acceptances	147,847	165,931	150,971	133,024	100,369
Loan capital	9,537	8,173	9,632	11,138	8,718
Other liabilities	76,371	82,038	80,171	79,398	77,388
Total liabilities	628,746	626,420	578,159	553,016	420,205
Total shareholders’ equity and non-controlling interests	46,219	43,808	40,118	36,571	19,471
Key financial ratios
Shareholder value
Dividends per ordinary share (cents)	166	156	139	116	142
Dividend payout ratio (%)	84.8	67.0	64.9	92.6	68.9
Return on average ordinary equity (%)	14.0	17.8	17.4	10.8	23.1
Basic earnings per share (cents)	195.8	233.0	214.2	125.3	206.0
Net tangible assets per ordinary share ($)[3]	10.47	9.96	8.96	7.89	7.71
Share price ($):
High	24.99	25.60	28.43	26.74	31.32
Low	19.00	17.84	20.56	14.40	18.36
Close	24.85	20.34	23.24	26.25	21.48
Business performance
Operating expenses to operating income ratio (%)	44.0	43.8	43.9	43.4	47.0
Net interest margin	2.16	2.19	2.21	2.38	2.07
Capital adequacy
Total equity to total assets (%)	6.8	6.5	6.5	6.2	4.4
Total equity to total average assets (%)	7.0	7.0	6.6	6.3	4.8
Tier 1 ratio (%)[4]	10.3	9.7	9.1	8.1	7.8
Total capital ratio (%)[4]	11.7	11.0	11.0	10.8	10.8
Credit quality
Net impaired assets to equity and collectively assessed provisions (%)	5.6	6.3	6.2	5.7	3.0
Total provisions for impairment on loans and credit commitments to total loans (basis points)	82	88	105	101	69
Other information
Core full-time equivalent employees (number at financial year end)[5]	33,418	33,898	35,055	34,189	26,717

[1]	Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.
[2]

The above income statement extracts for 2012, 2011 and 2010 and balance sheet extracts for 2012 and 2011 are derived from the consolidated financial statements included in this Annual Report. The above income statement extracts for 2009 and 2008 and balance sheet extracts for 2010, 2009 and 2008 are derived from financial statements previously published.

[3]

Total equity attributable to owners of Westpac Banking Corporation, after deducting goodwill and other intangible assets divided by the number of ordinary shares outstanding, less treasury shares held.

[4]	For details on this ratio, please refer to Note 30 to the financial statements.
[5]	Core full-time equivalent employees includes full-time and pro-rata part-time staff. It excludes staff on unpaid absences (e.g. unpaid maternity leave), overtime, temporary and contract staff.

74	2012 WESTPAC GROUP ANNUAL REPORT

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

¾        the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements;

¾        the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result;

¾        market volatility, including uncertain conditions in funding, equity and asset markets;

¾        adverse asset, credit or capital market conditions;

¾        changes to our credit ratings;

¾        levels of inflation, interest rates, exchange rates and market and monetary fluctuations;

¾        market liquidity and investor confidence;

¾        changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and in other countries in which Westpac or its customers or counterparties conduct their operations and our ability to maintain or to increase market share and control expenses;

¾        the effects of competition in the geographic and business areas in which Westpac conducts its operations;

¾        reliability and security of Westpac’s technology and risks associated with changes to technology systems;

¾        the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers;

¾        the effectiveness of our risk management policies, including our internal processes, systems and employees;

¾        the occurrence of environmental change or external events in countries in which Westpac or its customers or counterparties conduct their operations;

¾        internal and external events which may adversely impact our reputation;

¾        changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate;

¾        the success of strategic decisions involving business expansion and integration of new businesses; and

¾        various other factors beyond Westpac’s control.

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

Currency of presentation, exchange rates and certain definitions

In this Annual Report, ‘financial statements’ means our audited consolidated balance sheets as at 30 September 2012 and 30 September 2011 and income statements, statements of comprehensive income, changes in equity and cash flows for each of the years ended 30 September 2012, 2011 and 2010 together with accompanying notes which are included in this Annual Report.

Our financial year ends on 30 September. As used throughout this Annual Report, the financial year ended 30 September 2012 is referred to as 2012 and other financial years are referred to in a corresponding manner.

We publish our consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘dollars’, ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at a specified rate. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of A$1.00 = US$1.0388, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the

2012 WESTPAC GROUP ANNUAL REPORT	75

‘noon buying rate’) as of Friday, 28 September 2012. The Australian dollar equivalent of New Zealand dollars at 28 September 2012 was A$1.00 = NZ$1.2542, being the closing spot exchange rate on that date. Refer to ‘Exchange rates’ in Section 4 for information regarding the rates of exchange between the Australian dollar and the US dollar for the financial years ended 30 September 2008 to 30 September 2012.

Any discrepancies between totals and sums of components in tables contained in this Annual Report are due to rounding.

76	2012 WESTPAC GROUP ANNUAL REPORT

REVIEW OF GROUP OPERATIONS

Selected consolidated financial and operating data

We have derived the following selected financial information as of, and for the financial years ended, 30 September 2012, 2011, 2010, 2009 and 2008 from our audited consolidated financial statements and related notes.

This information should be read together with our audited consolidated financial statements and the accompanying notes included elsewhere in this Annual Report.

Accounting standards

The financial statements and other financial information included elsewhere in this Annual Report, unless otherwise indicated, have been prepared and presented in accordance with Australian Accounting Standards (A-IFRS). They also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

The financial statements have been prepared in accordance with the accounting policies described in Note 1 to the financial statements.

Recent accounting developments

For a discussion of recent accounting developments refer to Note 1 to the financial statements.

Critical accounting estimates

Our reported results are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of the income statement and the balance sheet. Our principal accounting policies are disclosed in Note 1 to the financial statements. Note 1 also includes a description of our critical accounting assumptions and estimates. We have discussed the development and selection of the critical accounting estimates with our Board Audit Committee (BAC). The following is a summary of the areas we consider involve our most critical accounting estimates. For more detail refer to Note 1 to the financial statements.

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

As at 30 September 2012, the fair value of trading securities, financial assets designated at fair value through profit or loss, loans designated at fair value, available-for-sale securities and life insurance assets was $91,816 million (2011: $88,189 million). The fair value of trading liabilities and financial liabilities designated at fair value through profit or loss, deposits at fair value and debt issues at fair value was $88,319 million (2011: $112,140 million). The fair value of outstanding derivatives was a net liability of $3,446 million (2011: $9,740 million net asset). The fair value of life insurance assets of $8,240 million (2011: $7,916 million) was substantially based on quoted market prices. The fair value of financial assets and financial liabilities determined by valuation models that use unobservable market prices was $1,276 million (2011: $1,473 million) and $100 million

(2011: $74 million), respectively. The fair value of other financial assets and financial liabilities, including derivatives, is largely determined based on valuation models using observable market prices and rates. Where observable market inputs are not available, day one profits or losses are not recognised.

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

As at 30 September 2012, gross loans to customers were $518,279 million (2011: $500,654 million) and the provision for impairment on loans was $3,834 million (2011: $4,045 million).

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

2012 WESTPAC GROUP ANNUAL REPORT	77

Goodwill is tested for impairment annually by determining if the carrying value of the cash-generating unit (CGU) that it has been allocated to is recoverable. The recoverable amount is the higher of the CGU’s fair value less costs to sell and its value in use. Determination of appropriate cash flows and discount rates for the calculation of the value in use is subjective. As at 30 September 2012, the carrying value of goodwill was $8,797 million (2011: $8,582 million). Refer to Note 13 to the financial statements for further information.

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

The superannuation deficits across all our plans as at 30 September 2012 were in aggregate $632 million (2011: $676 million).

Provisions (other than loan impairment charges)

Provisions are held in respect of a range of obligations such as employee entitlements, restructuring costs, litigation provisions and non-lending losses, impairment charges on credit commitments and surplus lease space. Some of the provisions involve significant judgment about the likely outcome of various events and estimated future cash flows.

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

78	2012 WESTPAC GROUP ANNUAL REPORT

REVIEW OF GROUP OPERATIONS

INCOME STATEMENT REVIEW

Consolidated income statement1

	Year Ended 30 September
	2012	2012	2011	2010	2009	2008
(in $millions unless otherwise indicated)	US$[2]	A$	A$	A$	A$	A$
Interest income	38,304	36,873	38,098	34,151	30,446	29,081
Interest expense	(25,317)	(24,371)	(26,102)	(22,309)	(18,800)	(21,859)
Net interest income	12,987	12,502	11,996	11,842	11,646	7,222
Non-interest income	5,694	5,481	4,917	5,068	4,859	4,383
Net operating income before operating expenses and impairment charges	18,681	17,983	16,913	16,910	16,505	11,605
Operating expenses	(8,216)	(7,909)	(7,406)	(7,416)	(7,171)	(5,455)
Impairment charges	(1,259)	(1,212)	(993)	(1,456)	(3,238)	(931)
Profit before income tax	9,206	8,862	8,514	8,038	6,096	5,219
Income tax expense	(2,936)	(2,826)	(1,455)	(1,626)	(2,579)	(1,287)
Net profit for the year	6,270	6,036	7,059	6,412	3,517	3,932
Profit attributable to non-controlling interests	(68)	(66)	(68)	(66)	(71)	(73)
Net profit attributable to owners of Westpac Banking Corporation	6,202	5,970	6,991	6,346	3,446	3,859
Weighted average number of ordinary shares (millions)	3,043	3,043	2,997	2,960	2,747	1,871
Basic earnings per ordinary share (cents)	203.4	195.8	233.0	214.2	125.3	206.0
Diluted earnings per share (cents)[3]	197.9	190.5	223.6	207.1	123.2	200.1
Dividends per ordinary share (cents)	172	166	156	139	116	142
Dividend payout ratio (%)[4]	84.8	84.8	67.0	64.9	92.6	68.9

1           Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2           Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$1.0388, the noon buying rate in New York City on 28 September 2012.

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

Overview of performance – 2012 v 2011

Net profit attributable to owners of Westpac Banking Corporation was $5,970 million in 2012, a decrease of $1,021 million or 15% compared to 2011. The lower net profit for the year reflected a $1,070 million or 6% increase in net operating income before operating expenses and impairment charges which was more than offset by a 7% increase in operating expenses, 22% increase in impairment charges and 94% increase in income tax expense.

Net interest income was $12,502 million in 2012, an increase of $506 million or 4% compared to 2011, reflecting growth in loans and deposits. A 5% increase in average interest earning assets, particularly in Australian housing loans, was partially offset by a decrease in the net interest margin of 3 basis points due to funding costs increasing at a faster pace than asset repricing.

Non-interest income was $5,481 million in 2012, an increase of $564 million or 11% compared to 2011, reflecting growth in the retail banking division and wealth earnings including additional income from the acquisition of J O Hambro. Higher markets income benefited from favourable market conditions driving trading and customer sales income in foreign exchange and interest rate businesses.

Operating expenses were $7,909 million in 2012, an increase of $503 million or 7% compared to 2011. This primarily reflects increased salaries, other staff expenses and restructuring costs including higher operating costs from expansion in Asia and Bank of Melbourne, and restructuring costs associated with the Group’s supplier program. Prior period investment also resulted in higher equipment and occupancy costs, which included higher software amortisation expense. An additional expense was incurred from an increase in provisions for longstanding legal proceedings.

Impairment charges were $1,212 million in 2012, an increase of $219 million or 22% compared to 2011. 2011 benefited from a $107 million net reduction in economic overlay provision and the benefits of improved asset quality and write-backs. 2012 included a $17 million increase in economic overlay and a reduced benefit from write-backs.

The effective tax rate was 31.9% in 2012 and 17.1% in 2011. In 2012, income tax expense included a tax charge of $165 million relating to the retrospective impact of new TOFA legislation and its application to the merger with St.George, while in 2011 a benefit of $1,110 million was received relating to the impact of tax consolidation of the St.George merger.

2012 WESTPAC GROUP ANNUAL REPORT	79

2012 earnings per share were 195.8 cents per share compared to 233.0 cents per share in 2011. The increase in the number of shares on issue in 2012 was primarily due to shares issued under the Dividend Reinvestment Plan (DRP).

A final dividend of 84 cents per share has been declared by the Board, taking the full year dividend for 2012 to 166 cents per share. The dividend is fully franked. This full year dividend represents an increase of 6% over the dividends declared in 2011 and a pay-out ratio of 85%.

Income statement review – 2012 v 2011

Net interest income – 2012 v 2011

	2012	2011	2010
	$m	$m	$m
Interest income	36,873	38,098	34,151
Interest expense	(24,371)	(26,102)	(22,309)
Net interest income	12,502	11,996	11,842
Increase/(decrease) in net interest income
Due to change in volume	556	207	1,344
Due to change in rate	(50)	(53)	(1,148)
Change in net interest income	506	154	196

Net interest income was $12,502 million in 2012, an increase of $506 million or 4% compared to 2011.

Net interest margins declined 3 basis points to 2.16% in 2012 from 2.19% in 2011. Increased funding costs and a more competitive environment for deposits (particularly term deposits) were the main drivers of the decline, though these were partially offset by improved margins from asset repricing in our housing and business lending portfolios.

Loan growth1 in 2012 was 4% higher compared to 2011, with the key feature being the 4% growth in Australian housing loans and 2% growth in Australian business loans. New Zealand lending growth was 5%.

Loan growth had the following specific components:

▪          Australian housing loans increased $11.8 billion or 4%;

▪          Australian business lending increased $2.6 billion or 2%. Growth occurred in AFS and institutional lending;

▪          Australian personal lending increased $0.7 billion or 4%, driven by growth in the Auto Finance portfolio;

▪          New Zealand lending increased $2.1 billion or 5%, with housing loans increasing $1.2 billion or 4% and business loans increasing $0.9 billion or 5%; and

▪          other overseas loans increased $1.0 billion or 16% due primarily to growth in trade finance in Asia.

Total deposits1 increased 7% or $24.7 billion in 2012 compared to 2011. Growth in customer deposits exceeded growth in loans resulting in the deposit to loan ratio increasing 510 basis points.

Deposit growth had the following specific components:

▪          Australian term deposits increased $26.7 billion or 24%, with the Group seeking to improve its funding base by prioritising term deposit growth. Growth was broadly based across all customer segments;

▪          Australian at call deposits increased $4.6 billion or 3%, particularly due to customer flows in the second half of 2012;

▪          Australian non-interest bearing deposits increased $2.7 billion or 20%, due to increased balances in mortgage offset accounts;

▪          New Zealand deposits increased $3.5 billion or 11%, with growth in both at call and term deposits; and

▪          other overseas deposits declined $8.6 billion or 26% and Australian certificates of deposit declined $4.3 billion or 12% due to reductions in the Group’s reliance on short-term wholesale funding.

1           For the purposes of this discussion on net interest income, loan and deposit growth has been determined by comparing balances at 30 September 2012 to balances at 30 September 2011.

80	2012 WESTPAC GROUP ANNUAL REPORT

REVIEW OF GROUP OPERATIONS

Interest spread and margin – 2012 v 2011

	2012	2011	2010
	$m	$m	$m
Group
Net interest income	12,502	11,996	11,842
Average interest earning assets	577,745	548,221	534,991
Average interest bearing liabilities	540,527	513,535	501,968
Average net non-interest bearing liabilities and equity	37,218	34,686	33,023
Interest spread[1]	1.87%	1.87%	1.94%
Benefit from free funds[2]	0.29%	0.32%	0.27%
Net interest margin[3]	2.16%	2.19%	2.21%

1           Interest spread is the difference between the average yield on all interest earning assets and the average rate paid on all interest bearing liabilities.

2          The benefit of net non-interest bearing assets, liabilities and equity is determined by applying the average rate of interest paid on all interest bearing liabilities to the average level of net non-interest bearing funds as a percentage of average interest earning assets.

3           Net interest margin is calculated by dividing net interest income by average interest earning assets.

Net interest margin was 2.16% in 2012, a decline of 3 basis points compared to 2011. Key drivers of the margin decrease were:

▪          an 18 basis point decline from higher retail and wholesale funding costs relative to market rates. This included:

–        a 14 basis point decline from customer deposits. 9 basis points reflected the lower spread from intense competition, particularly for term deposits. The 9 basis point decline included a reduction in the benefit from hedging low interest accounts of 2 basis points. Product mix impacts reduced margins by 5 basis points, with growth weighted towards lower spread products, particularly term deposits; and

–        a 4 basis point decline from wholesale funding costs and the cost of holding increased average liquid asset balances.

▪          a 12 basis point increase from asset repricing, primarily due to repricing of the housing and business lending portfolios;

▪          capital and other impacts were flat with the benefit from higher capital values offsetting lower earnings due to falling interest rates;

▪          a 1 basis point increase reflecting lower amortisation of fair value adjustments relating to the merger with St.George; and

▪          a 2 basis point increase reflecting increased Treasury interest income offsetting lower contribution of Markets net interest income.

Non-interest income – 2012 v 2011

	2012	2011	2010
	$m	$m	$m
Fees and commissions	2,630	2,568	2,469
Wealth management and insurance income	1,791	1,618	1,560
Trading income	850	558	797
Other income	210	173	242
Total non-interest income	5,481	4,917	5,068

Non-interest income was $5,481 million in 2012, an increase of $564 million or 11% compared to 2011. The increase was primarily driven by higher trading, wealth management and insurance income.

Fees and commissions income were $2,630 million in 2012, an increase of $62 million or 2% compared to 2011. This increase was primarily due to:

▪          an increase in facility fees as a result of higher business and commercial lending fees of $74 million; offset by

▪          a decline in merchant fees as average interchange rates reduced in line with changes in the mix of spending by householders.

2012 WESTPAC GROUP ANNUAL REPORT	81

Wealth management and insurance income was $1,791 million in 2012, an increase of $173 million or 11% compared to 2011. This increase was primarily due to:

▪          higher performance fees predominantly in Hastings of $130 million;

▪          revenue contribution from the J O Hambro acquisition of $73 million;

▪          increase in General and Life insurance income of $87 million as a result of repricing of premiums, growth in sales through the branch networks and decreased claims as 2011 had significantly higher catastrophe claims; offset by

▪          lenders mortgage insurance income decrease of $36 million due to lower credit demand and as a result of the Group’s decision to reduce underwriting risk on the mortgage insurance on loans with an LVR greater than 90%;

▪          lower FUM/FUA related income of $14 million predominantly due to lower margins; and

▪          reduced income in the Equities business of $17 million due to reduction in broking volumes and trading revenue.

Trading income increased by $292 million or 52% compared to 2011. WIB markets benefited from volatile market conditions driving customer sales income in foreign exchange and interest rate businesses. Risk management income also increased during the year.

Other income was $210 million in 2012, an increase of $37 million or 21% compared to 2011. This increase was primarily driven by an increase in technology research and development tax credits.

Operating expenses – 2012 v 2011

	2012	2011	2010
	$m	$m	$m
Salaries and other staff expenses	4,258	4,055	3,990
Equipment and occupancy expenses	1,278	1,115	1,082
Other expenses	2,373	2,236	2,344
Total operating expenses	7,909	7,406	7,416
Total operating expenses to net operating income ratio	44.0%	43.8%	43.9%

Operating expenses were $7,909 million in 2012, an increase of $503 million compared to 2011. The expense to income ratio was 44% in 2012, an increase of 20 basis points compared to 2011.

Salaries and other staff expenses were $4,258 million in 2012, an increase of $203 million or 5% compared to 2011. This increase was driven by:

▪          average salary increases of 3% and higher restructuring costs. The prior period also benefited from release of excess employee provisions which was not repeated in 2012;

▪          increased investment in Bank of Melbourne and WIB’s Asia operations as well as higher spend on regulatory change and compliance programs and the impact of the J O Hambro acquisition ($38 million); partially offset by

▪          lower FTE as a result of delivery of productivity initiatives.

Equipment and occupancy expenses were $1,278 million in 2012, an increase of $163 million or 15% compared to 2011. This increase was driven by:

▪          software amortisation and depreciation increased $110 million compared to 2011 as a result of delivery of strategic programs into normal business operations and higher depreciation costs associated with the new data centre and Enterprise Perimeter Security SIP; and

▪          operating lease rentals and other equipment and occupancy costs increased 9% or $53 million compared to 2011. The increase was driven by cost increases following annual rental reviews and additional expenses associated with expansion of the distribution network. The Group expanded its footprint with an additional 12 branches and 42 ATMs.

Other expenses were $2,373 million in 2012, an increase of $137 million or 6% compared to 2011. This increase was driven by a provision recognised with respect to longstanding legal proceedings and higher investment spend.

82	2012 WESTPAC GROUP ANNUAL REPORT

REVIEW OF GROUP OPERATIONS

Impairment charges – 2012 v 2011

	2012	2011	2010
	$m	$m	$m
Impairment charges	1,212	993	1,456
Impairment charges to average gross loans (basis points)	24	20	30

The impairment charge for 2012 was $1,212 million, an increase of 22% compared to 2011. The increase was primarily due to higher collectively assessed provisions as the rate of improving asset quality slowed. The higher charge was also due to a $107 million reduction in economic overlay provisions in 2011 while there was a small increase (up $17 million) in the economic overlay in 2012.

Key movements in impairment charges were:

▪          new collectively assessed provisions were $366 million higher compared to 2011 as benefits from improving asset quality were smaller as the recovery slowed. The movement in economic overlay provision also contributed to the rise;

▪          WIB recorded the largest change in collective provisions from a reduction in upgrades and refinancing from a smaller decrease in watchlist and substandard companies returning to full health. In St.George and Westpac New Zealand portfolios the improvement in stressed assets also slowed in 2012. In Westpac RBB the collective provisioning charge was lower; and

▪          new individually assessed provisions less write-backs and recoveries were $147 million lower compared to 2011 principally due to fewer new impaired assets, particularly in WIB, St.George and New Zealand and much lower write-backs in the WIB portfolio. This was partially offset by higher new individually assessed provisions in Westpac RBB.

Income tax expense – 2012 v 2011

	2012	2011	2010
	$m	$m	$m
Income tax expense	2,826	1,455	1,626
Tax as a percentage of profit before income tax expense (effective tax rate)	31.9%	17.1%	20.2%

Income tax expense was $2,826 million in 2012, an increase of $1,371 million or 94% compared to 2011. The effective tax rate increased to 31.9% in 2012, from 17.1% in 2011.

The increase was driven by the following tax impacts:

▪          retrospective amendments to the income tax law during the year ended 30 September 2012 which applied to consolidated groups and TOFA. These amendments have had an adverse impact to certain liabilities that were consolidated as part of the St.George merger. This led to an additional $165 million tax expense for 2012; and

▪          a benefit of $1,110 million was received in 2011 relating to the impact of tax consolidation of the St.George merger.

Excluding the impact of these adjustments, the effective tax rates for 2012 and 2011 would have been 30.0% and 30.1% respectively.

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

Net interest income was $11,996 million in 2011, an increase of $154 million or 1% compared to 2010. A 2 basis point decline in net interest margin was more than offset by 2% growth in average interest earning assets, particularly in Australian housing loans. Net interest margin reduced as Treasury earnings fell and due to the unwind of fair value adjustments related to the merger with St.George Bank Limited.

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

2012 WESTPAC GROUP ANNUAL REPORT	83

Impairment charges on loans were $993 million in 2011, a decrease of $463 million or 32% compared to $1,456 million in 2010. Lower impairments in Westpac RBB, WIB, St.George Banking Group and Westpac New Zealand were the primary drivers of the reduction.

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

2011 earnings per share were 233.0 cents per share compared to 214.2 cents per share in 2010. There were no major capital transactions during 2011. The increase in the number of shares on issue in 2011 was primarily due to shares issued under the DRP.

Given the improved earnings and capital position in 2011, a final dividend of 80 cents per share was declared by the Board, taking the full year dividend for 2011 to 156 cents per share. The dividend was fully franked. This full year dividend represented an increase of 12% over the dividends declared in 2010 and a pay-out ratio of 67%.

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

2          APRA system growth, 12 months to 30 September 2011.

84	2012 WESTPAC GROUP ANNUAL REPORT

REVIEW OF GROUP OPERATIONS

Interest spread and margin – 2011 v 2010

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

▪   a 3 basis point decline reflecting a reduction in Treasury income following stronger revenues in 2010; partially offset by

▪   a 15 basis point increase in assets, primarily from repricing, which occurred predominantly in mortgages.

Non-interest income – 2011 v 2010

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

Wealth management and insurance income was $1,618 million in 2011, an increase of $58 million or 4% compared to 2010. This increase was primarily due to:

▪   higher funds management income of $83 million due to the higher average Group Funds under Management (FUM)/Group Funds under Administration (FUA) from positive net inflows, a benefit from the revaluation of investments in Ascalon funds of $23 million, and the sale of single manager rights which resulted in a gain of $12 million;

–   an increase in average FUM of $0.8 billion or 2% compared to 2010 from inflows in wholesale portfolios, partly offset by outflows in retail and WIB portfolios; and

–   an increase in average FUA of $4.9 billion or 6% compared to 2010 due to inflows in the wrap platforms and corporate super portfolios in addition to a marginally positive impact from asset markets.

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

2012 WESTPAC GROUP ANNUAL REPORT	85

Operating expenses – 2011 v 2010

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

The economic overlay in 2011 was $107 million lower compared to 2010. In the first half of 2011, $174 million in provisions associated with commercial property and economic conditions were no longer required as identified provisions were booked through both individually assessed provisions and collectively assessed provisions. Partially offsetting this reduction was a $68 million increase in provisions associated with floods and cyclones in Australia and the second Christchurch earthquake. In the second half of 2011, with greater certainty around the impact of the floods and earthquakes, $55 million was released from these provisions as well as the commercial property overlay from reductions in stress. This release was offset by increases in provisions of $54 million for other sectors of the Australian economy that are likely to be impacted by the high Australian dollar and weaker consumer and business sentiment.

Key movements in impairment charges on loans were:

▪   new collectively assessed provisions decreased by $387 million compared to 2010, mainly driven by:

–   lower collective provisions recorded in each of the divisions, with the largest reductions recorded in WIB from repayments and companies returning to full health. In Westpac RBB, St.George Banking Group and Westpac New Zealand portfolios, improvement was seen across both the business and consumer segments; and

–   the release of economic overlay provisions in 2011.

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

86	2012 WESTPAC GROUP ANNUAL REPORT

REVIEW OF GROUP OPERATIONS

Income tax expense – 2011 v 2010

Income tax expense was $1,455 million in 2011, a decrease of $171 million or 11% compared to 2010. The effective tax rate decreased to 17.1% in 2011, from 20.2% in 2010. The decrease was driven by the following tax impacts:

▪   finalisation of the tax consolidation related to the merger with St.George Group gave rise to an income tax expense adjustment of $1,110 million during the year ended 30 September 2011 (2010: $685 million). The tax consolidation process required Westpac to reset the tax value of certain St.George Bank Limited assets to the appropriate market value of those assets as at the effective date of the tax consolidation (31 March 2009); and

▪   changes in tax provisioning for New Zealand structured finance transactions entered into between 1998 and 2002 significantly impacted the tax rate in both the 2009 and 2010 years. In 2009, a provision of $703 million was raised following a decision by the New Zealand High Court in proceedings relating to those transactions, while $106 million was then released from the provision in 2010 following a settlement with the Commissioner of Inland Revenue (CIR).

Excluding the impact of the St.George related benefits and the New Zealand structured finance transactions, the effective tax rate in 2011, 2010 and 2009 would have been 30%, 30% and 31% respectively.

2012 WESTPAC GROUP ANNUAL REPORT	87

BALANCE SHEET REVIEW

Selected consolidated balance sheet data1

The detailed components of the balance sheet are set out in the notes to the financial statements.

	As at 30 September
	2012	2012	2011	2010	2009	2008

	US$m2	A$m	A$m	A$m	A$m	A$m
Cash and balances with central banks	13,009	12,523	16,258	4,464	3,272	4,809
Receivables due from other financial institutions	10,625	10,228	8,551	12,588	9,974	10,434
Derivative financial instruments	36,866	35,489	49,145	36,102	33,187	34,810
Trading securities, other financial assets designated at fair value and available-for-sale securities	74,522	71,739	69,006	55,599	47,807	54,605
Loans	534,405	514,445	496,609	477,655	463,459	313,545
Life insurance assets	8,560	8,240	7,916	12,310	12,384	12,547
All other assets	23,166	22,301	22,743	19,559	19,504	8,926
Total assets	701,153	674,965	670,228	618,277	589,587	439,676
Payables due to other financial institutions	7,857	7,564	14,512	8,898	9,235	15,861
Deposits	410,317	394,991	370,278	337,385	329,456	233,730
Derivative financial instruments	40,446	38,935	39,405	44,039	36,478	24,970
Trading liabilities and other financial liabilities designated at fair value	10,351	9,964	9,803	4,850	10,848	16,689
Debt issues and acceptances	153,583	147,847	165,931	150,971	133,024	100,369
Life insurance liabilities	7,488	7,208	7,002	11,560	11,737	11,953
All other liabilities	13,193	12,700	11,316	10,824	11,100	7,915
Total liabilities excluding loan capital	643,235	619,209	618,247	568,527	541,878	411,487
Total loan capital[3]	9,907	9,537	8,173	9,632	11,138	8,718
Total liabilities	653,142	628,746	626,420	578,159	553,016	420,205
Net assets	48,011	46,219	43,808	40,118	36,571	19,471
Total equity attributable to owners of Westpac Banking Corporation	45,965	44,249	41,826	38,189	34,637	17,547
Non-controlling interests	2,046	1,970	1,982	1,929	1,934	1,924
Total shareholders’ equity and non-controlling interests	48,011	46,219	43,808	40,118	36,571	19,471
Average balances
Total assets	687,828	662,137	628,428	607,677	577,831	401,468
Loans and other receivables[4]	520,561	501,118	476,083	469,999	426,845	294,672
Shareholders’ equity	44,258	42,605	39,378	36,434	32,008	16,699
Non-controlling interests	2,040	1,964	1,921	1,914	1,915	1,918

1    Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2    Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$1.0388, the noon buying rate in New York City on 28 September 2012.

3    This includes Westpac Convertible Preference Shares (Westpac CPS), Westpac Stapled Preferred Securities (SPS), Westpac Stapled Preferred Securities II (SPS II) and 2004 Trust Preferred Securities (2004 TPS) in 2012, SPS, SPS II and 2004 TPS in 2011, 2010 and 2009, SPS and 2004 TPS in 2008.

4    Other receivables include other assets, cash and balances with central banks.

88	2012 WESTPAC GROUP ANNUAL REPORT

REVIEW OF GROUP OPERATIONS

Summary of consolidated ratios

	Year Ended 30 September
	2012	2012	2011	2010	2009	2008
(in $millions unless otherwise indicated)	US$[1]	A$	A$	A$	A$	A$
Profitability ratios (%)
Net interest margin[2]	2.16	2.16	2.19	2.21	2.38	2.07
Return on average assets[3]	0.90	0.90	1.11	1.04	0.60	0.96
Return on average ordinary equity[4]	14.0	14.0	17.8	17.4	10.8	23.1
Return on average total equity[5]	13.4	13.4	16.9	16.5	10.2	20.7
Capital ratio (%)
Average total equity to average total assets	6.7	6.7	6.6	6.3	5.9	4.6
Tier 1 ratio (%)[6]	10.3	10.3	9.7	9.1	8.1	7.8
Total capital ratio[6]	11.7	11.7	11.0	11.0	10.8	10.8
Earnings ratios
Basic earnings per ordinary share (cents)[7]	203.4	195.8	233.0	214.2	125.3	206.0
Diluted earnings per ordinary share (cents)[8]	197.9	190.5	223.6	207.1	123.2	200.1
Dividends per ordinary share (cents)	172	166	156	139	116	142
Dividend payout ratio (%)[9]	84.8	84.8	67.0	64.9	92.6	68.9
Credit quality ratios
Impairment charges on loans written off (net of recoveries)	1,666	1,604	1,867	1,300	1,874	439
Impairment charges on loans written off (net of recoveries) to average loans (%)	0.32	0.32	0.38	0.27	0.43	0.15

1            Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$1.0388, the noon buying rate in New York City on 28 September 2012.

2            Calculated by dividing net interest income by average interest earning assets.

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

6            For details on this ratio refer to Note 30 to the financial statements.

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

Balance sheet review

Assets – 2012 v 2011

Total assets as at 30 September 2012 were $675.0 billion, an increase of $4.7 billion or 1% compared to 30 September 2011. This growth was primarily due to:

▪         cash and balances with central banks decreased $3.7 billion due to lower holdings of this form of liquid assets;

▪         receivables due from other financial institutions increased $1.7 billion. The majority of this increase was attributable to higher collateral posted with counterparties;

▪         trading securities, other financial assets designated at fair value and available-for-sale securities increased by $2.7 billion due to increased securities trading activity in WIB;

▪         derivative assets decreased $13.7 billion due to the impact of the Australian dollar strengthening against the US dollar and other major currencies on foreign exchange forwards and swaps; and

▪         loans increased $17.8 billion primarily due to growth in Australian loans of $14.7 billion and New Zealand loans of $2.2 billion. In Australia, housing loans increased by $11.8 billion and business lending increased by $2.6 billion.

Liabilities and equity – 2012 v 2011

Total liabilities as at 30 September 2012 were $628.7 billion, an increase of $2.3 billion compared to 30 September 2011. Growth in total liabilities was primarily due to:

▪         payables due to other financial institutions decreased $6.9 billion, primarily due to a decrease in collateral balances received from counterparties in relation to derivatives;

▪         deposits increased $24.7 billion. Growth was due to Australian deposits increasing $29.8 billion and New Zealand deposits increased $3.5 billion. Partially offsetting this growth was a fall in other overseas deposits of $8.6 billion. Australian deposit growth was predominantly in term deposits which increased by $26.7 billion. The reduction in offshore deposits related to our decision to reduce our reliance on offshore short-term funding given Australian deposit growth;

2012 WESTPAC GROUP ANNUAL REPORT	89

▪         debt issues and acceptances decreased $18.1 billion. This decline was due to a reduction in short-term wholesale funding reliance and the impact of the appreciation in the Australian dollar during the year on foreign currency denominated debt; and

▪         loan capital increased $1.4 billion due to the issuance of a new hybrid, Westpac CPS and issuance of new subordinated debt. This was partially offset by subordinated debt redemptions and the impact of the appreciation of the Australian dollar during the year.

Assets – 2011 v 2010

The key movements in assets are outlined below:

▪         cash balances with central banks increased $12 billion primarily due to an increase in liquid assets from increased collateral balances following the sharp end-of-period decline in the value of the Australian dollar;

▪         receivables due from other financial institutions decreased $4 billion due to a decline in collateral placed, partially offset by an increase in interbank lending due to seasonal trends;

▪         derivative financial instruments (assets) increased $13 billion primarily due to cross currency swaps hedging our offshore borrowings, which were impacted by principal resets following exchange rate movements;

▪         trading securities, other financial assets designated at fair value and available-for-sale securities increased $13 billion primarily in holdings of Government, Semi-Government and bank securities and was largely an increase in liquid asset holdings;

▪         loans increased $19 billion primarily due to growth in Australian loans of $15.1 billion and New Zealand loans of $2.4 billion. In Australia, an increase of $16.8 billion or 6% in Australian housing loans was partially offset by a decrease in Australian business lending of $1.8 billion or 1% and a decrease in Australian margin lending of $669 million or 19%;

▪         life insurance assets decreased $4 billion through a successor funds transfer, BTFG transferred certain superannuation funds out of life companies into separately managed super funds, which are not consolidated. A corresponding change occurred in life insurance liabilities; and

▪         other assets increased $3 billion primarily due to securities trading activities in WIB.

Liabilities and equity – 2011 v 2010

The key movements in liabilities and equity are outlined below:

▪         payables due to other financial institutions increased $6 billion primarily due to an increase in collateral received;

▪         deposits increased $33 billion primarily as a result of an increase in Australian term deposits of $22.2 billion or 25% as savings rates in Australia increased and the Group’s increased focus on customer deposit raising initiatives. Growth in mortgage offset accounts resulted in an increase in Australian non-interest bearing accounts of $1.5 billion or 12%. Increased overseas deposits of $8 billion reflected growth in corporate customer balances and investors’ preference for certificates of deposit;

▪         derivative financial instruments (liabilities) decreased $5 billion due to cross currency swaps liabilities, partially offset by an increase in interest rate swap liabilities due to changes in interest rates;

▪         trading liabilities and other financial liabilities designated at fair value increased $5 billion primarily due to securities trading activities in WIB;

▪         debt issues and acceptances increased $15 billion due to growth in the wholesale funding portfolio;

▪         life insurance liabilities decreased $5 billion through a successor funds transfer, BTFG transferred certain superannuation funds out of life companies into separately managed super funds, which are not consolidated. A corresponding change occurred in life insurance assets;

▪         loan capital decreased $1 billion due to the redemption of term subordinated bonds, notes and debentures; and

▪         equity attributable to owners of Westpac Banking Corporation increased $4 billion due to an increase in net retained profits after dividend payment and the issuance of shares to satisfy the DRP.

Loan quality 2012 v 2011

	As at 30 September
	2012	2011	2010
	$m	$m	$m
Total gross loans[1]	518,279	500,654	482,366
Average gross loans
Australia	455,753	439,165	428,861
New Zealand	45,911	44,279	45,171
Other overseas	6,930	5,228	5,428
Total average gross loans	508,594	488,672	479,460

1            Gross loans are stated before related provisions for impairment.

90	2012 WESTPAC GROUP ANNUAL REPORT

REVIEW OF GROUP OPERATIONS

Total gross loans represented 77% of the total assets of the Group as at 30 September 2012, compared to 75% in 2011.

Australia and New Zealand average loans were $501.7 billion in 2012, an increase of $18.3 billion or 4% from $483.4 billion in 2011. This increase was primarily due to growth in Australian housing lending.

Other overseas average loans were $6.9 billion in 2012, an increase of $1.7 billion or 33% from $5.2 billion in 2011.

Approximately 18% of the loans at 30 September 2012 mature within one year and 23% mature between one year and five years. Retail lending comprises the bulk of the loan portfolio maturing after five years.

	As at 30 September
	2012	2011	2010	2009	2008
	$m	$m	$m	$m	$m
Impaired loans
Non-performing loans[1]:
Gross	4,034	4,287	4,240	3,526	1,059
Impairment provisions	(1,463)	(1,487)	(1,677)	(1,308)	(438)
Net	2,571	2,800	2,563	2,218	621
Restructured loans:
Gross	153	129	132	71	6
Impairment provisions	(44)	(29)	(32)	(26)	-
Net	109	100	100	45	6
Overdrafts, personal loans and revolving credit greater than 90 days past due:
Gross	199	200	213	173	112
Impairment provisions	(134)	(147)	(155)	(148)	(97)
Net	65	53	58	25	15
Net impaired loans	2,745	2,953	2,721	2,288	642
Provisions for impairment on loans and credit commitments
Individually assessed provisions	1,470	1,461	1,622	1,228	413
Collectively assessed provisions	2,771	2,953	3,439	3,506	1,761
Total provisions for impairment on loans and credit commitments	4,241	4,414	5,061	4,734	2,174
Loan quality
Total impairment provisions for impaired loans to total impaired loans[2]	37.4%	36.0%	40.7%	39.3%	45.4%
Total impaired loans to total loans	0.85%	0.92%	0.95%	0.81%	0.37%
Total provisions for impairment on loans and credit commitments to total loans	0.82%	0.88%	1.05%	1.01%	0.69%
Total provisions for impairment on loans and credit commitments to total impaired loans	96.7%	95.6%	110.4%	125.6%	184.8%
Collectively assessed provisions to non-housing performing loans	1.6%	1.7%	2.0%	1.8%	1.1%

1            Non-performing loans are loans with an impaired internal risk grade, excluding restructured assets.

2            Impairment provisions relating to impaired loans include individually assessed provisions plus the proportion of the collectively assessed provisions that relate to impaired loans. The proportion of the collectively assessed provisions that relate to impaired loans was $171 million as at 30 September 2012 (2011: $202 million, 2010: $244 million, 2009: $254 million, 2008: $121 million). This sum is compared to the total gross impaired loans to determine this ratio.

The quality of our loan portfolio as at 30 September 2012 remains relatively stable, with 76% of our exposure to either investment grade or secured consumer mortgages (2011: 76%, 2010: 74%) and 97% of our exposure in our core markets of Australia, New Zealand and the Pacific region (2011: 98%, 2010: 99%).

Potential problem loans as at 30 September 2012 amounted to $2,115 million, a decrease of 15% from $2,489 million at 30 September 2011. The reduction of potential problem loans is due mainly to the upgrade or repayment of some of these assets. A smaller amount of this movement is due to some of these loans being downgraded to impaired.

Potential problem loans are facilities that are performing and no loss is expected, but the customer demonstrates significant weakness in debt servicing or security cover that could jeopardise repayment of debt on current terms if not rectified. Potential problem loans are identified using established credit frameworks and policies, which includes the ongoing monitoring of facilities through the use of watchlists.

At 30 September 2012, total impaired loans as a percentage of total gross loans were 0.85%, a decrease of 0.07% from 0.92% at 30 September 2011.

2012 WESTPAC GROUP ANNUAL REPORT	91

At 30 September 2012, we had 12 impaired counterparties with exposure greater than $50 million, collectively accounting for 23% of total impaired loans. This compares to 12 impaired counterparties with exposure greater than $50 million in 2011 accounting for 21% of total impaired loans. There were 25 impaired exposures at 30 September 2012 that were less than $50 million and greater than $20 million (2011: 37 impaired exposures).

We believe that Westpac remains appropriately provisioned with total impairment provisions for impaired loans to total impaired loans coverage at 37.4% at 30 September 2012 compared to 36.0% at 30 September 2011. Total provisions for impairment in loans and credit commitments represented 96.7% of total impaired loans as at 30 September 2012, up from 95.6% at 30 September 2011. Total provisions for impairments on loans and credit commitments to total loans was 0.82% at 30 September 2012, down from 0.88% at 30 September 2011 (2010: 1.05%).

Consumer mortgage loans 90 days past due at 30 September 2012 were 0.51% of outstandings, a decrease of 4 basis points from 0.55% of outstandings at 30 September 2011 (2010: 0.47%).

Other consumer loan delinquencies (including credit card and personal loan products) were 1.11% of outstandings as at 30 September 2012, a decrease of 5 basis points from 1.16% of outstandings as at 30 September 2011 (2010: 1.25%).

CAPITAL RESOURCES

Capital management strategy

Westpac’s approach to capital management seeks to balance the fact that capital is an expensive form of funding with the need to be adequately capitalised. Westpac considers the need to balance efficiency, flexibility and adequacy when determining sufficiency of capital and when developing capital management plans.

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

As provided for in the Basel II accord, APRA has exercised discretions to make the framework more relevant in the Australian market, and in particular has required that Australian banks using the most sophisticated models for credit and operational risk to hold regulatory capital for the interest rate risk taken in the banking book. The models used to quantify this risk are similar to the models used for traded market risk. In addition APRA has applied discretion in the calculation of the components of regulatory capital.

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

Changes to Basel II regulations, commonly referred to as ‘Basel 2.5’, relating to securitisation and market risk were implemented from 1 January 2012.

Refer to ‘Significant developments’ in Section 1 for a discussion on future regulatory developments that may impact upon capital requirements.

92	2012 WESTPAC GROUP ANNUAL REPORT

REVIEW OF GROUP OPERATIONS

Purchases of equity securities

The following table details share repurchase activity for the year ended 30 September 2012:

	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share $	Total Number of Ordinary Shares Purchased as Part of a Publicly Announced Program	Maximum Number (or Approximate $ Value) of Ordinary Shares that may yet be Purchased Under the Plans or Programs
Month
October (2011)	-	-	-	n/a
November (2011)	2,168	20.82	-	n/a
December (2011)	59,045	20.46	-	n/a
January (2012)	-	-	-	n/a
February (2012)	-	-	-	n/a
March (2012)	-	-	-	n/a
April (2012)	307	22.14	-	n/a
May (2012)	-	-	-	n/a
June (2012)	21,407	20.66	-	n/a
July (2012)	349,359	21.05	-	n/a
August (2012)	6,230	24.20	-	n/a
September (2012)	1,419	24.26	-	n/a
Total	439,935	21.01	-	-

Purchases of ordinary shares during the year were made on market and relate to the following:

▪         to deliver to employees upon the exercise of options and performance share rights: 17,440 ordinary shares;

▪         treasury shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac in respect of equity derivatives sold to customers: 31,544 ordinary shares; and

▪         to allocate to eligible employees under the Restricted Share Plan (RSP): 390,951 ordinary shares.

Refer to Note 24 to the financial statements for a discussion of treasury share purchases.

COMMITMENTS

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments. The following table shows our significant contractual cash obligations as at 30 September 2012:

	Up to	Over 1	Over 3	Over
	1 Year	to 3 Years	to 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
On balance sheet long-term debt[1]	25,544	48,372	31,366	12,698	117,980
Operating leases[2]	490	826	739	1,708	3,763
Other commitments[2]	687	1,042	408	64	2,201
Total contractual cash obligations	26,721	50,240	32,513	14,470	123,944

1            Refer to Note 22 to the financial statements for details of on balance sheet long-term debt.

2            Refer to Note 34 to the financial statements for details of expenditure commitments.

The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities.

2012 WESTPAC GROUP ANNUAL REPORT	93

Commercial commitments1

The following table shows our significant commercial commitments as at 30 September 2012:

	Up to	Over 1	Over 3	Over
	1 Year	to 3 Years	to 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
Standby letters of credit and financial guarantees	1,334	2,160	493	487	4,474
Trade letters of credit	2,589	-	-	-	2,589
Non-financial guarantees	5,080	1,555	218	2,055	8,908
Commitments to extend credit	46,369	39,890	12,492	41,058	139,809
Other commitments	36	-	-	62	98
Total commercial commitments	55,408	43,605	13,203	43,662	155,878

1            The numbers in this table are notional amounts (refer to Note 36 to the financial statements).

94	2012 WESTPAC GROUP ANNUAL REPORT

DIVISIONAL PERFORMANCE

DIVISIONAL PERFORMANCE – 2012 v 2011

Our operations comprise three primary customer-facing business divisions:

▪         Australian Financial Services (AFS) which incorporates the operations of:

–        Westpac Retail & Business Banking, which we refer to as Westpac RBB;

–        St.George Banking Group, which we refer to as St.George; and

–        BT Financial Group (Australia), which we refer to as BTFG

▪         Westpac Institutional Bank, which we refer to as WIB; and

▪         Westpac New Zealand.

Other divisions in the Group include Pacific Banking, Group Services, Treasury and Core Support.

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing its financial performance, including divisional results, the Westpac Group uses a measure of performance we refer to as ‘Cash Earnings’. Cash Earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with A-IFRS. The specific adjustments outlined below include both cash and non-cash items. Cash Earnings, as calculated by Westpac, is viewed as a measure of the level of profit that is generated by ongoing operations and is expected to be available over the long term for distributions to shareholders.

A reconciliation of Cash Earnings to net profit attributable to owners of Westpac Banking Corporation for each business division is set out in Note 32 to the financial statements. To calculate Cash Earnings, Westpac adjusts net profit attributable to owners of Westpac Banking Corporation for the items outlined below. Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

Three categories of adjustments are made to statutory results to determine Cash Earnings:

▪         material items that key decision makers at the Westpac Group believe do not reflect ongoing operations;

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

4.             Fair value gain/(loss) on economic hedges (which do not qualify for hedge accounting under A-IFRS) comprises:

–               the unrealised fair value gain/(loss) on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge;

1           Policyholder tax recoveries – income and tax amounts that are grossed up to comply with the A-IFRS accounting standard covering life insurance business (policyholder tax recoveries) are reversed in deriving income and taxation expense on a Cash Earnings basis.

2012 WESTPAC GROUP ANNUAL REPORT	95

–               the unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the Government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge; and

–               the unrealised fair value gain/(loss) on hedges of accrual accounted term funding transactions are reversed in deriving Cash Earnings as they may create a material timing difference on reported earnings but do not affect the Group’s Cash Earnings during the life of the hedge.

5.             Gain/(loss) on buyback of Government guaranteed debt – during 2011, the Group bought back some Government guaranteed debt which reduced Government guarantee fees (70 basis points) paid. In undertaking the buybacks, in addition to the 70 basis point fee saving, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the statutory result the cost incurred is recognised at the time of the buybacks. In Cash Earnings the cost incurred is being amortised over the original term of the debt that was bought back. The Cash Earnings adjustment gives effect to the timing difference between reported earnings and Cash Earnings;

6.             Tax provision – during 2011, the Group increased tax provisions by $70 million in respect of certain existing positions for transactions previously undertaken by the Group. The increase reflected the recent trend of global taxation authorities challenging the historical tax treatment of cross border and complex transactions. This increase in tax provisions was treated as a Cash Earnings adjustment as it related to the global management of historical tax positions and does not reflect ongoing operations. The Group’s management of tax positions has moved to disclosing any such transactions to the taxation authorities at or around the time of execution;

7.             Supplier program – during 2012, the Group incurred and provisioned for non-recurring expenses as part of its program to increase the use of global specialists in certain technology and back office operations. These expenses included costs associated with streamlining and better documenting systems and processes, technology costs to enable infrastructure and enhance interaction with suppliers, and costs associated with restructuring the workforce. Given these significant expenses are not considered in determining dividends, they are being treated as Cash Earnings adjustments;

8.             Amortisation of intangible assets – the acquisition of J O Hambro, previously a privately owned London-based equity investment manager, by BT Investment Management (BTIM) during 2012 resulted in the recognition of management contract intangible assets. These intangible items are amortised over their useful lives, ranging between five and twenty years. The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders;

9.             Litigation provision – the Group recognised a provision of $111 million ($78 million after tax) with respect to longstanding legal proceedings. This has been treated as a Cash Earnings adjustment due to its size, the historical nature of the proceedings and it does not reflect ongoing operations;

10.     St.George merger related Cash Earnings adjustments:

–               as part of the merger with St.George, transaction and integration expenses incurred over three years following the merger were treated as a Cash Earnings adjustment as they did not impact the earnings expected from St.George following the integration period. The integration project was completed in 2011;

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

–               the accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders and therefore have been treated as a Cash Earnings adjustment;

–               tax consolidation adjustment – finalisation of tax consolidation related to the merger with St.George gave rise to a reduction in income tax expense of $1,110 million during 2011 and $685 million during 2010. The tax consolidation process required Westpac to reset the tax value of certain St.George assets to the appropriate market value of those assets at the effective date of the tax consolidation (31 March 2009). These adjustments have been treated as a Cash Earnings adjustment due to their size and because they do not reflect ongoing operations; and

–               TOFA tax consolidation adjustment – new legislation that included retrospective amendments to the income tax law as it applies to TOFA and tax consolidated groups was introduced during 2012. The amendments have an adverse application to certain liabilities that were consolidated as part of the merger with St.George. This gave rise to an additional income tax expense of $165 million for 2012. Consistent with other tax adjustments relating to the merger with St.George this adjustment has been treated as a Cash Earnings adjustment due to its size and because it does not reflect ongoing operations.

96	2012 WESTPAC GROUP ANNUAL REPORT

DIVISIONAL PERFORMANCE

Organisational Changes

During 2012 the Group updated its approach on how capital is allocated and how transfer pricing is determined.

These new models have been designed to better align the Group’s economic capital and pricing approaches to the new regulatory requirements, especially minimum prudential capital and liquidity requirements. The models also take into account the changed funding markets, especially higher marginal deposits and term wholesale funding costs.

During 2012 the Group also transferred management responsibility for:

▪         the equities business from WIB to BTFG;

▪         RAMS from Westpac RBB to St.George; and

▪         the New Zealand Institutional banking business from WIB to Westpac New Zealand. For further details, please refer to ‘New Zealand’ in Section 1 under ‘Significant developments’.

Results have been prepared on the basis that transfers and methodology changes took place on 1 October 2009. Comparatives have been restated accordingly.

Cash Earnings and assets by division

The following tables present, for each of the key divisions of our business, the Cash Earnings and total assets at the end of the financial years ended 30 September 2012, 2011 and 2010. Refer to Note 32 to the financial statements for the disclosure of our geographic and business segments and the reconciliation to net profit attributable to owners of Westpac Banking Corporation.

Cash Earnings by business division

	Years Ended 30 September
	2012	2011	2010
	$m	$m	$m
Australian Financial Services
Westpac Retail & Business Banking	2,114	1,850	1,729
St.George Banking Group	1,231	1,233	1,067
BT Financial Group (Australia)	653	729	693
Westpac Institutional Bank	1,473	1,427	1,383
Westpac New Zealand	548	442	356
Other divisions	579	620	651
Total Cash Earnings	6,598	6,301	5,879

Total assets by business division

	As at 30 September
	2012	2011	2010
	$bn	$bn	$bn
Australian Financial Services
Westpac Retail & Business Banking	255	247	232
St.George Banking Group	155	150	146
BT Financial Group (Australia)	27	26	32
Westpac Institutional Bank	98	101	88
Westpac New Zealand	49	46	46
Other divisions	91	100	74
Total assets	675	670	618

In presenting divisional results on a management reporting basis, internal charges and transfer pricing adjustments are included in the performance of each business reflecting our management structure rather than a legal one. (These results cannot be compared to results for individual legal entities.) Where management reporting structures or accounting classifications have changed, comparatives have been revised and may differ from results previously reported.

Our internal transfer pricing framework attributes value between divisions. Its primary attributes are:

▪         Treasury funding – product balances are transfer-priced at interbank rates according to the tenor of the underlying transactions;

▪         overhead costs are allocated to revenue generating businesses; and

▪         capital charges are allocated to business groups based upon designated risk factors.

2012 WESTPAC GROUP ANNUAL REPORT	97

AUSTRALIAN FINANCIAL SERVICES

Australian Financial Services (AFS) is responsible for the Westpac Group’s Australian retail banking, business banking and wealth operations. It incorporates the operations of Westpac Retail & Business Banking (Westpac RBB), St.George Banking Group (St.George) and BT Financial Group (Australia) (BTFG). AFS also includes the product and risk responsibilities for Australian Banking.

Performance of AFS

	2012	2011	2010
	$m	$m	$m
Net interest income	8,694	8,534	8,175
Non-interest income	3,399	3,253	3,155
Net operating income before operating expenses and impairment charges	12,093	11,787	11,330
Operating expenses	(5,553)	(5,415)	(5,254)
Impairment charges	(863)	(936)	(1,087)
Profit before income tax	5,677	5,436	4,989
Income tax expense	(1,671)	(1,617)	(1,492)
Profit attributable to non-controlling interests	(8)	(7)	(8)
Cash Earnings for the year	3,998	3,812	3,489
Net Cash Earnings adjustments	(151)	(146)	(146)
Net profit attributable to owners of Westpac Banking Corporation	3,847	3,666	3,343
	$bn	$bn	$bn
Deposits	239.3	214.3	196.1
Loans	412.0	398.5	380.5
Total assets	436.8	422.8	409.4
Total operating expenses to net operating income ratio	45.9%	45.9%	46.4%

98	2012 WESTPAC GROUP ANNUAL REPORT

DIVISIONAL PERFORMANCE

WESTPAC RETAIL & BUSINESS BANKING

Westpac Retail & Business Banking (Westpac RBB) is responsible for sales and service for our consumer, small-to-medium enterprise (SME) customers and commercial customers (typically with turnover of up to $100 million) in Australia under the Westpac brand.

Activities are conducted through Westpac RBB’s network of branches and business banking centres and specialised consumer and business relationship managers, with the support of cash flow, financial markets and wealth specialists, customer service centres, ATMs and internet and mobile channels.

Performance of Westpac RBB

	2012	2011	2010
	$m	$m	$m
Net interest income	5,304	5,166	5,052
Non-interest income	1,184	1,091	1,009
Net operating income before operating expenses and impairment charges	6,488	6,257	6,061
Operating expenses	(3,079)	(3,087)	(2,999)
Impairment charges	(429)	(547)	(587)
Profit before income tax	2,980	2,623	2,475
Income tax expense	(866)	(773)	(746)
Cash Earnings for the year	2,114	1,850	1,729
Net Cash Earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	2,114	1,850	1,729
	$bn	$bn	$bn
Deposits	138.5	125.1	114.5
Loans	250.3	242.1	227.4
Total assets	255.3	247.0	231.7
Total operating expenses to net operating income ratio	47.5%	49.3%	49.5%

2012 v 2011

Westpac RBB Cash Earnings were $2,114 million in 2012, an increase of $264 million or 14% compared to 2011.

Net interest income increased by $138 million or 3% compared to 2011. This was driven by an increase in interest-earning assets partly offset by a decline in margins. Features of this result included:

▪         loans increased by $8.2 billion or 3% compared to 2011, primarily due to:

–        an increase in mortgages of $6.5 billion or 3% compared to 2011 which accounted for the majority of lending growth;

–        an increase in business lending of $1.7 billion or 4% compared to 2011 with most of the growth in term lending to commercial and SME customers; and

–        other consumer lending increased $0.1 million or 1% compared to 2011.

▪         deposits increased by $13.4 billion or 11% compared to 2011, primarily due to:

–        an increase in term deposits of $7.4 billion or 14% compared to 2011; and

–        an increase in other deposits of $6.0 billion or 8% driven by growth in consumer and business deposits, partly offset by a decline in online deposits as the business chose not to match some of the more aggressive market pricing.

▪         margins reduced by 3 basis points to 2.23% in 2012 compared to 2.26% in 2011, primarily due to:

–        higher funding costs as the costs of deposits increased, particularly term deposits, and product mix impacts with growth occurring in the higher interest rate term deposits; partially offset by

–        increased lending spreads (up 17 basis points), mostly from the repricing of mortgages and business loans to better reflect higher funding costs.

Non-interest income increased by $93 million or 9% compared to 2011, primarily due to:

▪         an increase in business lending fees, which have continued to be repriced to more appropriately reflect the cost of providing business facilities; and

▪         a rise in financial markets income related to customers managing interest rate risk.

2012 WESTPAC GROUP ANNUAL REPORT	99

Operating expenses decreased $8 million compared to 2011, primarily due to:

▪         productivity gains from the implementation of new banking platforms streamlining activity;

▪         a divisional restructure which reduced duplication and improved coordination in back office and technology business units;

▪         lower credit growth and improved productivity has reduced the need for resources supporting housing lending; and

▪         disciplined management across all variable costs; offset by

▪         normal salary increases processed in January and a rise in investment related spending, particularly amortisation of technology investments.

Impairment charges decreased $118 million or 22% compared to 2011, primarily due to:

▪         lower consumer impairment charges of $89 million due to a reduction in both mortgage 90+ day delinquencies and other consumer delinquencies driven by cautionary consumer behaviour; and

▪         lower business impairments of $29 million due to lower stressed assets.

For a discussion of the results of Westpac RBB for 2011 v 2010, refer to ‘Divisional performance – 2011 v 2010’.

100	2012 WESTPAC GROUP ANNUAL REPORT

DIVISIONAL PERFORMANCE

ST.GEORGE BANKING GROUP

St.George Banking Group (St.George) is responsible for sales and service for consumer, business and corporate customers in Australia under the St.George, BankSA, Bank of Melbourne and RAMS brands. RAMS is a financial services group specialising in mortgages and online deposits.

Consumer activities are conducted through a network of branches, third party distributors, call centres, ATMs, EFTPOS terminals and internet banking services.

Business and corporate customers (businesses with facilities typically up to $150 million) are provided with a wide range of banking and financial products and services including specialist advice for cash flow finance, trade finance, automotive and equipment finance, property finance, transaction banking and treasury services. Sales and service activities for business and corporate customers are conducted by relationship managers via business banking centres, internet and customer service centre channels.

Performance of St.George

	2012	2011	2010
	$m	$m	$m
Net interest income	2,966	2,930	2,747
Non-interest income	565	549	577
Net operating income before operating expenses and impairment charges	3,531	3,479	3,324
Operating expenses	(1,341)	(1,323)	(1,288)
Impairment charges	(433)	(393)	(513)
Profit before income tax	1,757	1,763	1,523
Income tax expense	(526)	(530)	(456)
Cash Earnings for the year	1,231	1,233	1,067
Net Cash Earnings adjustments	(129)	(129)	(129)
Net profit attributable to owners of Westpac Banking Corporation	1,102	1,104	938

	$bn	$bn	$bn
Deposits	80.9	70.8	65.6
Loans	147.6	142.0	138.5
Total assets	154.6	149.6	146.0
Total operating expenses to net operating income ratio	38.0%	38.0%	38.7%

2012 v 2011

St.George Cash Earnings were $1,231 million in 2012, a decrease of $2 million compared to 2011.

Net interest income increased $36 million or 1% compared to 2011. This was driven by an increase in interest-earning assets, partially offset by a decrease in margins. Features of this result included:

▪         loans increased $5.6 billion or 4% compared to 2011 primarily due to:

–        an increase in mortgages of $5.1 billion or 5% compared to 2011 which accounted for the majority of loan growth;

–        a decrease in business lending of $0.3 billion or 1% compared to 2011 from lower commercial property lending; and

–        other consumer lending increased $0.8 billion or 13% compared to 2011 due to growth in fixed term personal loans and a modest rise in credit card balances.

▪         deposits increased $10.1 billion or 14% compared to 2011, primarily due to:

–        an increase in term deposits of $6.5 billion or 19% compared to 2011, sourced evenly from consumer and business customers; and

–        other deposits increased $3.6 billion or 10% compared to 2011 driven by growth in consumer online savings products.

▪         a decrease in margins of 3 basis points compared to 2011, driven by:

–        higher funding costs as the costs of deposits increased, particularly term deposits, and product mix impacts with growth occurring in the higher interest rate term deposits; partially offset by

–        increased lending spreads (up 22 basis points), mostly from the repricing of mortgages and, to a lesser extent, business lending to better reflect increased funding costs.

Non-interest income increased $16 million or 3% compared to 2011, driven by:

▪         higher foreign exchange and interest rate risk management products income; and

▪         increased income share from higher home and contents insurance cross sell.

2012 WESTPAC GROUP ANNUAL REPORT	101

Operating expenses increased $18 million or 1% compared to 2011, primarily due to:

▪        costs associated with the investment in Bank of Melbourne including increased employees, higher lease costs and higher depreciation and amortisation; partially offset by

▪         lower professional services costs associated with the design and launch of Bank of Melbourne; and

▪         productivity initiatives and control of variable expenses.

Impairment charges increased $40 million or 10% compared to 2011 due to:

▪         higher consumer impairment charges up $5 million, due to an increase in both mortgage 90+ day delinquencies and other consumer delinquencies; and

▪         higher business impairments of $35 million mostly due to higher collective provisioning charges, offsetting falls in individual impairments.

For a discussion of the results of St.George Banking Group for 2011 v 2010, refer to ‘Divisional performance – 2011 v 2010’.

102	2012 WESTPAC GROUP ANNUAL REPORT

DIVISIONAL PERFORMANCE

BT FINANCIAL GROUP (AUSTRALIA)

BT Financial Group (Australia) (BTFG) is Westpac’s Australian wealth management division.

BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation and retirement products, investment platforms such as Wrap and Master Trusts, private banking, financial planning as well as margin lending and broking. BTFG’s insurance solutions cover the manufacturing and distribution of life, general and lenders mortgage insurance.

BTFG’s brands include Advance Asset Management, Ascalon, Asgard, BT, BT Investment Management (64.5% owned by the Westpac Group and consolidated in BTFG’s Funds Management business), Licensee Select, Magnitude, BT Select, Securitor, and the Advice, Private Banking and Insurance operations of Bank of Melbourne, BankSA, St.George and Westpac.

Performance of BTFG

	2012	2011	2010
	$m	$m	$m
Net interest income	424	438	376
Non-interest income	1,650	1,613	1,569
Net operating income before operating expenses and impairment charges	2,074	2,051	1,945
Operating expenses	(1,133)	(1,005)	(967)
Impairment charges	(1)	4	13
Profit before income tax	940	1,050	991
Income tax expense	(279)	(314)	(290)
Profit attributable to non-controlling interests	(8)	(7)	(8)
Cash Earnings for the year	653	729	693
Net Cash Earnings adjustments	(22)	(17)	(17)
Net profit attributable to owners of Westpac Banking Corporation	631	712	676

	$bn	$bn	$bn
Deposits	19.9	18.4	16.0
Loans	14.1	14.4	14.6
Total assets	26.9	26.2	31.7
Funds under management	56.5	41.4	42.5
Funds under administration	87.9	77.4	79.9
Total operating expenses to net operating income ratio	54.6%	49.0%	49.7%

2012 v 2011

BTFG Cash Earnings were $653 million in 2012, a decrease of $76 million or 10% compared to 2011.

Net interest income decreased $14 million or 3% compared to 2011, primarily due to:

▪         a $25 million reduction, mostly from lower margin lending balances (down $16 million) and lower revenue from structured product sales (down $6 million); partially offset by

▪         increased loan and deposit balances with mortgage margin improvement, offset by deposit margin compression.

Non-interest income increased $37 million or 2% compared to 2011 due to:

▪         an increase in life insurance revenue with net earned premiums increasing 15%, reflecting new business following the expansion of distribution to the Independent Financial Advisor market;

▪         an increase in general insurance revenue due to increased sales, repricing and reduced claims; partially offset by

▪         a reduction in funds management income due to:

–        a decrease in FUM income, primarily due to:

–        increase in average FUM of 20%, driven by the acquisition of J O Hambro; offset by

–        lower margins reflecting a change in product mix; and

–        weaker asset markets.

–        an increase in FUA income, driven by:

–        average FUA increase of 3% compared to 2011, predominantly by flows and the transfer of the Westpac Group staff superannuation fund; and

–        higher FUA margins from product repricing; offset by

–        weaker asset markets; and

2012 WESTPAC GROUP ANNUAL REPORT	103

▪         a decrease in lenders mortgage insurance income due to lower credit demand and the decision to reduce underwriting risk on loans with LVR greater than 90%.

Operating expenses increased $128 million or 13% compared to 2011, primarily due to:

▪         the full impact of the J O Hambro acquisition of $38 million;

▪         expansion of the distribution network and development costs of the next generation funds platform of $29 million;

▪         increased salaries and other sales related costs; and

▪         increased compliance and regulatory costs.

Impairment charges increased $5 million due to a lower benefit from write-backs and recoveries of impaired loans.

For a discussion of the results of BTFG for 2011 v 2010, refer to ‘Divisional performance – 2011 v 2010’.

104	2012 WESTPAC GROUP ANNUAL REPORT

DIVISIONAL PERFORMANCE

WESTPAC INSTITUTIONAL BANK

Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand.

WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital, and alternative investment solutions.

Customers are supported through branches and subsidiaries located in Australia, New Zealand, US, UK and Asia.

Performance of WIB

	2012	2011	2010
	$m	$m	$m
Net interest income	1,706	1,700	1,616
Non-interest income	1,484	1,182	1,400
Net operating income before operating expenses and impairment charges	3,190	2,882	3,016
Operating expenses	(987)	(938)	(917)
Impairment charges	(127)	90	(150)
Profit before income tax	2,076	2,034	1,949
Income tax expense	(603)	(607)	(566)
Cash Earnings for the year	1,473	1,427	1,383
Net Cash Earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	1,473	1,427	1,383

	$bn	$bn	$bn
Deposits	64.5	48.3	43.6
Loans	53.9	51.8	52.9
Total assets	97.8	101.5	88.3
Total operating expenses to net operating income ratio	30.9%	32.5%	30.4%

2012 v 2011

WIB Cash Earnings were $1,473 million in 2012, an increase of $46 million or 3% compared to 2011.

Net interest income increased $6 million compared to 2011. The result reflected an increase in interest-earning assets of $3 billion or 5%, offset by an 11 basis point decline in margins. Features of this result included:

▪         loans increased $2 billion due to an increase in business lending and trade finance from both demand and increased resources devoted to this sector, particularly in Asia;

▪         deposits increased $16 billion or 34% compared to 2011 from both a more concerted focus on transaction business and a preference of corporates to remain highly liquid; and

▪         margins decreased 11 basis points to 2.49% primarily due to lower Markets income recorded as net interest income and increased competition for lending.

Non-interest income increased $302 million or 26% compared to 2011, primarily due to:

▪         growth in markets income from both improved customer flows and a stronger risk management performance;

▪         a $130 million increase in revenue from Hastings including the impact from corporate activity in the division’s listed funds; partially offset by

▪         credit valuation adjustment was a charge of $58 million in 2012 compared with a $16 million benefit in 2011.

Operating expenses increased $49 million or 5% compared to 2011, primarily due to higher FTE and increased technology costs associated with the division’s expansion in Asia, which was partially offset by controlled variable expenses.

Asset quality improved over the year although the rate of reduction in stressed assets has slowed. There were top-ups to provisions on existing stressed and impaired assets and downgrades to companies experiencing pressure from the high Australian dollar and soft consumer spending. This led to a $127 million impairment charge in 2012 compared to an impairment benefit of $90 million in 2011.

For a discussion of the results of WIB for 2011 v 2010, refer to ‘Divisional performance – 2011 v 2010’.

2012 WESTPAC GROUP ANNUAL REPORT	105

WESTPAC NEW ZEALAND

Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand.

Westpac conducts its New Zealand banking business through two banks in New Zealand: Westpac New Zealand Limited, which is incorporated in New Zealand and Westpac Banking Corporation (NZ Division), a branch of Westpac, which is incorporated in Australia.

The division operates via an extensive network of branches and ATMs across both the North and South Islands. Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac and WIB brands while insurance and wealth products are provided under Westpac Life and BT brands respectively.

Performance of Westpac New Zealand

	2012	2011	2010
	$m	$m	$m
Net interest income	1,224	1,137	1,090
Non-interest income	336	304	302
Net operating income before operating expenses and impairment charges	1,560	1,441	1,392
Operating expenses	(653)	(627)	(612)
Impairment charges	(148)	(185)	(274)
Profit before income tax	759	629	506
Income tax expense	(208)	(184)	(148)
Profit attributable to non-controlling interests	(3)	(3)	(2)
Cash Earnings for the year	548	442	356
Net Cash Earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	548	442	356

	$bn	$bn	$bn
Deposits	33.5	29.8	27.4
Loans	47.4	45.2	43.0
Total assets	48.6	46.3	45.6
Funds under management	2.9	2.1	1.7
Total operating expenses to net operating income ratio	41.9%	43.5%	44.0%

2012 v 2011

Westpac New Zealand Cash Earnings were $548 million in 2012, an increase of $106 million or 24% compared to 2011.

Net interest income increased $87 million or 8% compared to 2011, primarily due to:

▪         loans increased by $2.2 billion or 5% compared to 2011, primarily due to an increase in mortgages of $1.2 billion and business and institutional lending of $0.9 billion;

▪         deposits increased $3.7 billion, primarily due to:

–        term deposits increased $2.1 billion or 13% and other deposits increased $1.6 billion or 12% driven by growth in consumer online savings and business transaction accounts.

▪         an increase in margins of 8 basis points to 2.72% compared to 2.64% in 2011, primarily due to improved mortgage and business lending spreads.

Non-interest income increased $32 million or 11% compared to 2011 driven by:

▪         improved cross sell contributing to insurance premium growth, and increased wealth fee income; and

▪         increased business and institutional fees.

Operating expenses increased $26 million or 4% compared to 2011, primarily due to:

▪         annual salary increases and higher occupancy costs associated with adding six branches to the network in 2011; and

▪         higher technology costs from both investment and volume driven demand; offset by

▪         productivity initiatives contributing to lower average FTE and lower costs associated with the completion of the transfer of the New Zealand institutional business from WIB to Westpac New Zealand.

106	2012 WESTPAC GROUP ANNUAL REPORT

DIVISIONAL PERFORMANCE

Impairment charges decreased $37 million or 20% compared to 2011 due to lower consumer delinquencies and a fall in individually assessed provisions, partially offset by a small number of pre-2007 exposures requiring an increase in the amount of impairment provisions.

A change in the corporate tax rate from 30% to 28% effective from 1 October 2011 contributed to a reduction in the division’s tax rate in 2012.

For a discussion of the results of Westpac New Zealand for 2011 v 2010, refer to ‘Divisional performance – 2011 v 2010’.

2012 WESTPAC GROUP ANNUAL REPORT	107

OTHER DIVISIONS

Other divisions comprise:

Pacific Banking

Pacific Banking provides banking services for retail and business customers in seven Pacific Island Nations. Branches, ATMs, telephone banking and internet banking channels are used to deliver business activities in Fiji, Papua New Guinea (PNG), Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa. Pacific Banking’s financial products include personal savings, business transactional accounts, personal and business lending products, business services and a range of international products.

Group Services

Group Services encompasses technology, banking operations, legal and property services.

Treasury

Treasury is primarily focused on the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily impacted by the hedging decisions taken on behalf of the Group to manage net interest income outcomes and assist net interest income growth.

Core Support

Core Support comprises those functions performed centrally, including finance, risk and human resources.

Core Support includes earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of our operating segments, earnings from non core asset sales and certain other head office items such as centrally raised provisions.

Performance of Other divisions

	2012	2011	2010
	$m	$m	$m
Net interest income	939	798	974
Non-interest income	294	215	198
Net operating income before operating expenses and impairment charges	1,233	1,013	1,172
Operating expenses	(186)	(126)	(189)
Impairment charges	(74)	38	55
Profit before income tax	973	925	1,038
Income tax expense	(336)	(247)	(331)
Profit attributable to non-controlling interests	(58)	(58)	(56)
Cash Earnings for the year	579	620	651
Net Cash Earnings adjustments	(477)	836	613
Net profit attributable to owners of Westpac Banking Corporation	102	1,456	1,264

2012 v 2011

Other divisions’ Cash Earnings were $579 million in 2012, a decrease of $41 million or 7% compared to 2011.

Net interest income increased by $141 million or 18% compared to 2011 primarily from improved Treasury income.

Non-interest income increased by $79 million or 37% primarily due to:

▪         higher research and development tax credits;

▪         higher foreign exchange volumes and improved market spreads in Pacific Banking; and

▪         higher fee income from net customer growth of approximately 68,000 to over 361,000 in Pacific Banking.

Operating expenses increased by $60 million or 48% primarily due to higher restructuring expenses and employee provisions.

The increase in impairments of $112 million reflected an increase in economic overlay provisions whereas 2011 benefited from a release.

The increase in the effective tax rate from 26.7% in 2011 to 34.5% in 2012 reflects the tax benefit in 2011 from the release of excess tax provisions.

For a discussion of the results of this division for 2011 v 2010, refer to ‘Divisional performance – 2011 v 2010’.

108	2012 WESTPAC GROUP ANNUAL REPORT

DIVISIONAL PERFORMANCE

DIVISIONAL PERFORMANCE – 2011 V 2010

Westpac Retail & Business Banking

2011 v 2010

Westpac RBB Cash Earnings were $1,850 million in 2011, an increase of $121 million or 7% compared to 2010.

The result was driven by net interest income growth of 2%, non-interest income growth of 8%, and productivity initiatives holding expense growth to 3%. Impairment charges on loans were also lower, down 7%.

Net interest income increased by $114 million or 2% compared to 2010. The increase was driven by an increase in interest earning assets, partially offset by a reduction in margins. Features of this result included:

▪         margins reduced by 11 basis points to 2.26% in 2011 compared to 2.37% in 2010, primarily due to:

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

▪         loans increased by $14.7 billion or 6% compared to 2010, primarily due to:

–        an increase in mortgages of $12.9 billion or 7% compared to 2010 which accounted for the majority of lending growth and which was above banking system1 growth of 6.7%. 60% of mortgages were written through the proprietary network; and

–        an increase in business lending of $2.2 billion or 5% compared to 2010. Most of the business growth was in term lending to SME and commercial customers, supported by the investment in business bankers in local markets in prior periods; partially offset by

–        a decrease in other consumer lending of $0.4 billion or 4% due to the run-off of low rate card balances.

▪         deposits increased by $10.6 billion or 9% compared to 2010, primarily due to:

–        an increase in term deposits of $9.1 billion or 21% compared to 2010. Term deposits now represent 41% of total deposits; and

–        an increase in other deposits (online/saving/transaction) of $1.5 billion or 2%.

Non-interest income increased by $82 million or 8% compared to 2010, primarily due to:

▪         strong growth in business line fees following the repricing of those fees; and

▪         higher wealth advice fees over the year, reflecting an increased focus on referrals and cross sell.

Operating expenses increased by $88 million or 3% compared to 2010, primarily due to:

1          APRA system growth, 12 months to 30 September 2011.

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

Westpac Institutional Bank

2011 v 2010

WIB Cash Earnings were $1,427 million in 2011, an increase of $44 million or 3% compared to 2010.

The result was driven by higher net interest income (up 5% compared to 2010), partially offset by lower non-interest income (down 16% compared to 2010), impairment benefits of $90 million and a 2% increase in operating expenses compared to 2010.

In 2011 WIB delivered a sound result in Global Transactional Services and in FX and Commodity, Carbon and Energy trading (CCE), where customers sought to manage their exposure to market volatility. The European sovereign debt crisis and the US debt concerns have created significant uncertainty and contributed to softer overall markets performance and lower equities broking volumes. Hastings’ performance fees were also lower. Lending and debt market activity remained subdued.

Net interest income increased by $84 million or 5% compared to 2010, primarily due to:

▪         an increase in margins of 39 basis points due to increased risk pricing across the book, the early amortisation of establishment fees and interest recoveries for impaired facilities; partially offset by

▪         a decrease in lending of $1.1 billion or 2% compared to 2010, with the de-gearing of institutions particularly prevalent in the first quarter of 2011. Margin lending balances were also significantly lower for 2011; and

▪         an increase in deposits of $4.7 billion or 11% compared to 2010, with transaction accounts increasing by around $1 billion and term deposits rising by around $2.9 billion.

Non-interest income decreased by $218 million or 16% compared to 2010 driven by:

▪         lower markets income from debt markets and equities; and

▪         asset sales in 2010 totalling $46 million that were not repeated in 2011; partially offset by

▪         an improved contribution from FX and CCE, especially in the second half of 2011.

2012 WESTPAC GROUP ANNUAL REPORT	109

Operating expenses increased by $21 million or 2% compared to 2010 due to an increase in allocated costs year-on-year. Strong cost controls remain in WIB’s underlying cost base.

Impairment benefits on loans contributed $90 million to profit before income tax in 2011 compared to an impairment charge of $150 million in 2010. This was due to upgrades, write-backs and improvements in asset quality.

St.George Banking Group

2011 v 2010

St.George Banking Group Cash Earnings were $1,233 million in 2011, an increase of $166 million or 16% compared to 2010.

The result was driven by net operating income before operating expenses and impairment charges growth of 5% and a 23% decline in impairment charges on loans.

Over the year, movements in net interest income and non-interest income were impacted by a reclassification of fees and commissions from non-interest income to net interest income. Excluding this reclassification, net interest income increased by 5% while non-interest income was virtually unchanged.

Net interest income increased by $183 million or 7% compared to 2010, primarily due to:

▪         an increase in margins of 10 basis points compared to 2010, driven by:

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

▪         loans increased by $3.5 billion or 3% compared to 2010 primarily due to:

–        an increase in mortgages of $3.9 billion or 4% compared to 2010. This increase accounted for the majority of growth which was lower than banking system1 due to the decision in the prior year to reduce the reliance on third parties. Most of the growth in mortgages was due to loans written through the network of St.George brands;

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

1          APRA system growth, 12 months to 30 September 2011.

–        term deposits growth of $7 billion or 26% compared to 2010 as a result of targeted advertising campaigns through the year; partially offset by

–        lower other deposits including the run-down in some highly priced commercial deposits and the decision not to match some of the more aggressive online pricing.

Non-interest income decreased by $28 million or 5% compared to 2010. Excluding the reclassification of fees and commissions, non-interest income was virtually unchanged compared to 2010. The movement in non-interest income was due to:

▪         lower consumer fees; partially offset by

▪         higher business fees and markets customer related income.

Operating expenses increased $35 million or 3% compared to 2010, primarily due to:

▪         costs of $45 million associated with preparations for the launch of Bank of Melbourne;

▪         cost associated with the opening of 14 new Bank of Melbourne branches; and

▪         advertising expenses increased to support additional brand marketing.

Excluding the preparation costs for the launch of Bank of Melbourne, operating expenses increased by 2%.

Impairment charges on loans decreased by $120 million or 23% compared to 2010 due to:

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

BT Financial Group (Australia)

2011 v 2010

BTFG Cash Earnings were $729 million in 2011, an increase of $36 million or 5% compared to 2010.

This result was driven by a 5% increase in net operating income before operating expenses and impairment charges and a 69% reduction in impairment charges on loans, partially offset by a 4% increase in operating expenses.

Net interest income increased by $62 million or 16% compared to 2010 due to:

▪          an increase in earnings on invested capital recognised in net interest income;

▪          higher lending and deposit volumes in the private bank; and

▪          improved lending spreads on mortgages; partially offset by

110	2012 WESTPAC GROUP ANNUAL REPORT

DIVISIONAL PERFORMANCE

▪         lower term deposit spreads.

Non-interest income increased by $44 million or 3% compared to 2010 due to:

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

▪         an increase in life insurance revenue of $54 million or 18% compared to 2010 with in-force premiums increasing 12% and net earned premiums increasing 17%. New business sales were stronger across all channels, particularly retail, following the extension of distribution to the Independent Financial Adviser market and from the launch of new protection plans. Loss rates were also lower over the year, which assisted returns; and

▪         an increase in lenders mortgage insurance non-interest income of $26 million or 31% compared to 2010, although adjusting for transfers from net interest income, the underlying revenue increased $11 million. Gross written premiums decreased significantly over the year following the decision not to underwrite mortgages with loan to value ratios (LVRs) greater than 90%. The improved result was mostly due to flat earned premiums and lower loss rates (falling from 23% to 16%) compared to 2010; partially offset by

▪         a decrease in general insurance revenue of $32 million or 36% compared to 2010, with the higher claims associated with the Queensland and Victorian floods and the Queensland cyclone more than offsetting a 17% increase in net earned premiums from improved sales.

Operating expenses increased by $38 million or 4% compared to 2010, primarily due to:

▪         costs associated with the acquisition of J O Hambro by BTIM of $13 million;

▪         an increase in operating expenses of $8 million in the life insurance business consistent with the expansion of the distribution network into St.George and into the Independent Financial Adviser network; and

▪         costs associated with establishing wealth distribution capabilities through the Bank of Melbourne; partially offset by

▪         lower FTE and reduced expenses due to productivity initiatives initiated early in 2011.

Westpac New Zealand

2011 v 2010

Westpac New Zealand Cash Earnings were $442 million in 2011, an increase of $86 million or 24% compared to 2010.

This result was driven by a 4% increase in net operating income before operating expenses and impairment charges and a 32% reduction in impairment charges on loans, partially offset by a 2% increase in operating expenses.

Net interest income increased by $47 million or 4% compared to 2010, primarily due to:

▪         an increase in margins of 15 basis points to 2.63% compared to 2.48% in 2010, primarily due to stronger mortgage and business lending spreads, partially offset by tighter deposit spreads;

▪         loans increased by $2.2 billion or 5% compared to 2010, primarily due to an increase in mortgages, with growth in business lending improving in the second half of 2011; and

▪         deposits increased by $2.4 billion or 9% compared to 2010, with growth across both at call and term deposit accounts.

Non-interest income increased by $2 million or 1% compared to 2010, primarily due to:

▪         an increase in product transaction fees; partially offset by

▪         higher life insurance claims.

Operating expenses increased by $15 million or 2% compared to 2010, primarily due to:

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

Impairment charges on loans decreased by $89 million or 32% compared to 2010. This was driven by a decline in stressed assets, a fall in new impaired assets and lower consumer delinquencies due to enhancements to the credit decision process and the ongoing economic recovery in New Zealand.

Other divisions

2011 v 2010

Other divisions Cash Earnings were $620 million in 2011, a decrease of $31 million or 5% compared to 2010.

Lower net operating income before operating expenses and impairment charges was partially offset by lower operating expenses and a reduced tax rate.

2012 WESTPAC GROUP ANNUAL REPORT	111

Net interest income reduced by $176 million or 18% primarily due to:

▪         lower Group Treasury income, given the high market volatility in asset and swap prices, which resulted in reduced income from management of the Group’s balance sheet, including liquid assets; partially offset by

▪         higher earnings on capital.

Non-interest income increased by $17 million or 9%, primarily due to an increase in FX spread income in Pacific Banking.

Operating expenses decreased by $63 million or 33% compared to 2010, primarily due to:

▪         lower employee provisions, including centrally held bonus provisions;

▪         lower project activity; and

▪         a one-off contribution in 2010 of $20 million to the Westpac Foundation, which was not repeated in 2011.

Impairment benefits on loans decreased by $17 million or 31% compared to 2010, primarily due to:

▪         higher impairment charges in Pacific Banking, which increased $24 million to $25 million in 2011; partially offset by

▪         small releases of centrally-held economic overlay impairment provisions, which occurred in 2011 and 2010.

The effective tax rate reduced from 26.7% in 2010 to 31.9% in 2011 due to the release of an excess tax provision. This followed resolution of several outstanding taxation matters.

112	2012 WESTPAC GROUP ANNUAL REPORT

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

Our businesses are highly regulated and we could be adversely affected by failing to comply with existing laws and regulations or by changes in laws and regulations and regulatory policy

As a financial institution, we are subject to detailed laws and regulations in each of the jurisdictions in which we operate or obtain funding, including Australia, New Zealand and the United States. We are also supervised by a number of different regulatory authorities which have broad administrative power over our businesses. In Australia, the relevant regulatory authorities include the Australian Prudential Regulation Authority (APRA), Reserve Bank of Australia (RBA), Australian Securities and Investments Commission (ASIC), Australian Securities Exchange (ASX), Australian Competition and Consumer Commission (ACCC) and Australian Transaction Reports and Analysis Centre (AUSTRAC). The Reserve Bank of New Zealand (RBNZ) has supervisory oversight of our New Zealand operations. In the United States we are subject to supervision and regulation by the US Office of the Comptroller of the Currency, the Board of Governors of the Federal Reserve System and the U.S. Securities and Exchange Commission (SEC).

We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including accounting standards) and industry codes of practice in the jurisdictions in which we operate or obtain funding, as well as meeting our ethical standards.

Compliance risk arises from these legal and regulatory requirements. If we fail to comply with applicable laws and regulations, we may be subject to fines, penalties or restrictions on our ability to do business. An example of the broad administrative power available to regulatory authorities is the power available to APRA under the Banking Act in certain circumstances to investigate our affairs and/or issue a direction to us (such as a direction to comply with a prudential requirement, to conduct an audit, to remove a director, executive officer or employee or not to undertake transactions). Any such costs and restrictions could adversely affect our business, reputation, prospects, financial performance or financial condition.

As with other financial services providers, we continue to face increased supervision and regulation in most of the jurisdictions in which we operate or obtain funding, particularly in the areas of funding, liquidity, capital adequacy and prudential regulation. For example in December 2010 the

BCBS announced a revised global regulatory framework known as Basel III. Basel III will, among other things, increase the required quality and quantity of capital held by banks and introduce new minimum standards for the management of liquidity risk. APRA has announced that it supports the Basel III framework and it will incorporate the framework into its prudential standards. The Basel III framework comes into effect from 1 January 2013, subject to various transitional arrangements. Further details on the Basel III framework are set out in Section 1 under ‘Information on Westpac’.

During the year ended 30 September 2012 there has also been a series of other regulatory releases from authorities in the various jurisdictions in which we operate or obtain funding proposing significant regulatory change for financial institutions. This includes global OTC derivatives reform and recovery and resolution planning requirements proposed by the FSB, as well as other components of the US Dodd-Frank legislation (including the Volcker Rule) which is designed to reform the entire system for the supervision and regulation of financial firms that operate in or have a connection with the US, including foreign banks like Westpac. Other areas of potential change that could impact us include changes to accounting and reporting requirements, tax legislation, regulation relating to remuneration, consumer protection and competition legislation and bribery, anti-money laundering and counter-terrorism financing laws. In addition, further changes may occur driven by policy, prudential or political factors.

Regulation is becoming increasingly extensive and complex. Some areas of potential regulatory change involve multiple jurisdictions seeking to adopt a coordinated approach. Such an approach may not appropriately respond to the specific requirements of the jurisdictions in which we operate and, in addition, such changes may be inconsistently introduced across jurisdictions.

Changes may also occur in the oversight approach of regulators. It is possible that governments in jurisdictions in which we operate or obtain funding might revise their application of existing regulatory policies that apply to, or impact, Westpac’s business, including for reasons relating to national interest and/or systemic stability.

Regulatory changes and the timing of their introduction continue to evolve and we currently manage our businesses in the context of regulatory uncertainty. The nature and impact of future changes are not predictable and are beyond our control. Regulatory compliance and the management of regulatory change is an increasingly important part of our strategic planning. We expect that we will be required to continue to invest significantly in compliance and the management and implementation of regulatory change and, at the same time, significant management attention and resources will be required to update existing or implement new processes and procedures to comply with the new regulations.

Regulatory change may also impact our operations by requiring us to have increased levels of liquidity and higher levels of, and better quality, capital as well as place restrictions on the businesses we conduct or require us to alter our product and service offerings. If regulatory change

2012 WESTPAC GROUP ANNUAL REPORT	113

has any such effect, it could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs and impact the profitability of one or more of our business lines. Any such costs or restrictions could adversely affect our business, prospects, financial performance or financial condition.

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

Global credit and capital markets have experienced extreme volatility, disruption and decreased liquidity in recent years. While there have been periods of stability in these markets, the environment has become more volatile and unpredictable. This has been exacerbated by the potential for sovereign debt defaults and/or banking failures in Europe which has contributed to volatility in stock prices and credit spreads. Adding to the uncertainty has been a slowing in the economic outlook for a number of countries, including China and the uncertain recovery of the US economy. Our direct exposure to the affected European countries is immaterial, with the main risks we face being damage to market confidence, changes to the access and cost of funding and a slowing in global activity or through other impacts on entities with whom we do business.

As of 30 September 2012, approximately 35% of our total net funding originated from domestic and international wholesale markets, of this around 59% was sourced outside Australia and New Zealand.

A shift in investment preferences of businesses and consumers away from bank deposits toward other asset or investment classes would increase our need for funding from relatively less stable or more expensive forms of funding.

If market conditions deteriorate due to economic, financial, political or other reasons, our funding costs may be adversely affected and our liquidity and our funding and lending activities may be constrained.

If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit market capacity. Even if available, the cost of these alternatives may be more expensive or on unfavourable terms, which could adversely affect our results of operations, liquidity, capital resources and financial condition. There is no assurance that we will be able to obtain adequate funding and do so at acceptable prices, nor that we will be able to recover any additional costs.

If Westpac is unable to source appropriate funding, we may also be forced to reduce our lending or begin to sell liquid securities. Such actions may adversely impact our business,

prospects, liquidity, capital resources, financial performance or financial condition.

Westpac enters into collateralised derivative positions, which may require Westpac to post additional collateral based on adverse movements in market rates, which would adversely affect Westpac’s liquidity.

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

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength, structural considerations regarding the Australian financial system and the credit rating of the Australian Federal Government. A credit rating downgrade could be driven by the occurrence of one or more of the other risks identified in this section or by other events including changes to the methodologies used by the rating agencies to determine ratings.

For example, Standard & Poor’s has changed its methodology for determining bank ratings and published new criteria on 9 November 2011. On 1 December 2011 Standard & Poor’s announced the updated ratings for certain banks across the Asia-Pacific region under the revised approach and Westpac, along with the other major Australian Banks, was issued a long-term, senior unsecured credit rating of AA- down from AA.

On 24 February 2012, following its review of the debt ratings of the four major Australian banks, Fitch announced that Westpac had been issued a long-term senior unsecured issuer default rating of AA- down from AA, and in line with the other major Australian banks.

If we fail to maintain our current credit ratings, this could adversely affect our cost of funds and related margins, collateral requirements, liquidity, competitive position and our access to capital markets. The extent and nature of these impacts would depend on various factors, including the extent of any ratings change, whether our ratings differ among agencies (split ratings) and whether any ratings changes also impact our peers or the sector.

A systemic shock in relation to the Australian, New Zealand or other financial systems could have adverse consequences for Westpac or its customers or counterparties that would be difficult to predict and respond to

There is a risk that a major systemic shock could occur that causes an adverse impact on the Australian, New Zealand or other financial systems.

As outlined above, the financial services industry and capital markets have been, and may continue to be, adversely

114	2012 WESTPAC GROUP ANNUAL REPORT

RISK AND RISK MANAGEMENT

affected by continuing market volatility and the negative outlook for global economic conditions. During the first half of 2012, there was an increased focus on the potential for sovereign debt defaults and/or significant bank failures in the 17 countries comprising the Eurozone which exacerbated these conditions. There can be no assurance that the market disruptions in the Eurozone, including the increased cost of funding for certain Eurozone governments, will not spread, nor can there be any assurance that future assistance packages will be available or sufficiently robust to address any further market contagion in the Eurozone or elsewhere. If the situation in the Eurozone worsens, there could be serious implications for the European Union and the euro, which, if destabilised, could result in currency fluctuations and operational disruptions that negatively impact the Group.

Any such market and economic disruptions could adversely affect financial institutions such as Westpac because consumer and business spending may decrease, unemployment may rise and demand for the products and services we provide may decline, thereby reducing our earnings. These conditions may also affect the ability of our borrowers to repay their loans or our counterparties to meet their obligations, causing us to incur higher credit losses. These events could also result in the undermining of confidence in the financial system, reducing liquidity and impairing our access to funding and impairing our customers and counterparties and their businesses. If this were to occur, our business, prospects, financial performance or financial condition or could be adversely affected.

The nature and consequences of any such event are difficult to predict and there can be no guarantee that we could respond effectively to any such event.

Declines in asset markets could adversely affect our operations or profitability

Declines in Australian, New Zealand or other asset markets, including equity, residential and commercial property and other asset markets, could adversely affect our operations and profitability.

Declining asset prices impact our wealth management business and other asset holdings. Earnings in our wealth management business are, in part, dependent on asset values because we receive fees based on the value of securities and/or assets held or managed. A decline in asset prices could negatively impact the earnings of this business.

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

We currently conduct the majority of our business in Australia and New Zealand and, consequently, our performance is influenced by the level and cyclical nature of lending in these countries. These factors are in turn impacted by both domestic and international economic conditions, natural disasters and political events. A significant decrease in the Australian and New Zealand housing markets or property valuations could adversely impact our home lending activities because the ability of our borrowers to repay their loans or counterparties to honour their obligations may be affected, causing us to incur higher credit losses, or the demand for our home lending products may decline.

Adverse changes to the economic and business conditions in Australia and New Zealand and other countries such as China, India and Japan, could also adversely affect the Australian economy and customers. In particular, due to the current relationship between Australia and China in the mining and resources sectors, a slowdown in China’s economic growth could negatively impact the Australian economy. Changes in economic conditions could in turn result in reduced demand for our products and services and affect the ability of our borrowers to repay their loans. If this were to occur, it could negatively impact our business, prospects, financial performance or financial condition.

An increase in defaults in credit exposures could adversely affect our liquidity, capital resources, financial performance or financial condition

Credit risk is a significant risk and arises primarily from our lending activities. The risk arises from the possibility that some customers and counterparties will be unable to honour their obligations to us, including the repayment of loans and interest.

Credit risk also arises from certain derivative contracts we enter into and from our dealings with, and holdings of, debt securities issued by other banks, financial institutions, companies, governments and government bodies the financial conditions of which may be impacted to varying degrees by economic conditions in global financial markets.

We hold collective and individually assessed provisions for our credit exposures. If economic conditions deteriorate, some customers and/or counterparties could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to increase our provisioning. Such events would diminish available capital and could adversely affect our liquidity, capital resources, financial performance or financial condition.

For a discussion of our risk management procedures, including the management of credit risk, refer to the ‘Risk management’ section and Note 27 to the financial statements.

We face intense competition in all aspects of our business

The financial services industry is highly competitive. We compete, both domestically and internationally, with retail and commercial banks, asset managers, investment banking firms, brokerage firms, other financial service firms and businesses in other industries with emerging financial services aspirations. This includes specialist competitors

2012 WESTPAC GROUP ANNUAL REPORT	115

that may not be subject to the same capital and regulatory requirements and therefore may be able to operate more efficiently.

If we are unable to compete effectively in our various businesses and markets, our market share may decline. Increased competition may also adversely affect our results of operations by diverting business to our competitors or creating pressure to lower margins.

Increased competition for deposits could also increase our cost of funding and cause us to access other types of funding. We rely on bank deposits to fund a significant portion of our balance sheet and deposits have been a relatively stable source of funding. We compete with banks and other financial services firms for such deposits. To the extent that we are not able to successfully compete for deposits, we would be forced to rely more heavily on more expensive or less stable forms of funding, or reduce lending.

We are also dependent on our ability to offer products and services that match evolving customer preferences. If we are not successful in developing or introducing new products and services or responding or adapting to changes in customer preferences and habits, we may lose customers to our competitors. This could adversely affect our business, prospects, financial performance or financial condition.

For more detail on how we address competitive pressures refer to the section ‘Competition’ in Section 1.

We could suffer losses due to market volatility

We are exposed to market risk as a consequence of our trading activities in financial markets and through the asset and liability management of our financial position. In our financial markets trading business, we are exposed to losses arising from adverse movements in levels and volatility of interest rates, foreign exchange rates, commodity prices, credit prices and equity prices. If we were to suffer substantial losses due to any market volatility it may adversely affect our business, prospects, liquidity, capital resources, financial performance or financial condition. For a discussion of our risk management procedures, including the management of market risk, refer to the ‘Risk management’ section.

We could suffer losses due to technology failures

The reliability and security of our information and technology infrastructure and our customer databases are crucial in maintaining our banking applications and processes. There is a risk that these information and technology systems might fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control or that our security measures may prove inadequate or ineffective. Any failure of these systems could result in business interruption, loss of customers, theft of intellectual property and customer data, reputational damage and claims for compensation and regulatory investigations and penalties, which could adversely affect our business, prospects, financial performance, or financial condition.

Further, our ability to develop and deliver products and services to customers is dependent upon technology that requires periodic renewal. We are constantly managing technology projects including projects to consolidate duplicate technology platforms, simplify and enhance our technology and operations environment, improve productivity and provide for a better customer experience. This includes our current Strategic Investment Priorities (SIPs) program. Failure to implement these projects or manage associated change effectively could result in cost overruns, a failure to achieve anticipated productivity, operational instability, reputational damage or operating technology that could place us at a competitive disadvantage and may adversely affect our financial performance.

We could suffer losses due to operational risks

Operational risk is the risk of loss resulting from technology failure, inadequate or failed internal processes, people, systems or from external events. As a financial services organisation we are exposed to a variety of operational risks.

Our operations rely on the secure processing, storage and transmission of confidential and other information on our computer systems and networks, and the systems and networks of external suppliers. Although we implement significant measures to protect the security and confidentiality of our information, there is a risk that the computer systems, software and networks on which we rely may be subject to security breaches, unauthorised access, computer viruses, external attacks or internal breaches that could have an adverse security impact and compromise our confidential information or that of our customers and counterparts. Any such security breach could result in regulatory enforcement actions, reputational damage and reduced operational effectiveness. Such events could subsequently adversely affect our business, prospects, financial performance or financial condition.

We are also highly dependent on the conduct of our employees. We could, for example, be adversely affected in the event of human error, inadequate or failed processes or if an employee engages in fraudulent conduct. While we have policies and processes to minimise the risk of human error and employee misconduct, these policies and processes may not always be effective.

Fraudulent conduct can also emerge from external parties seeking to access the bank’s systems and customers’ accounts. If systems, procedures and protocols for managing and minimising fraud fail, or are ineffective, they could lead to loss which could adversely affect our business, prospects, reputation, financial performance, or financial condition.

Westpac relies on a number of suppliers, both in Australia and overseas, to provide services to it and its customers. Failure by these suppliers to deliver services as required could disrupt services and adversely impact Westpac’s operations, profitability or reputation.

Operational risks could impact on our operations or adversely affect demand for our products and services. Operational risks can directly impact our reputation and result in financial losses which would adversely affect our financial performance or financial condition.

For a discussion of our risk management procedures, including the management of operational risk, refer to the ‘Risk management’ section.

116	2012 WESTPAC GROUP ANNUAL REPORT

RISK AND RISK MANAGEMENT

We could suffer losses due to failures in risk management strategies

We have implemented risk management strategies and internal controls involving processes and procedures intended to identify, monitor and mitigate the risks to which we are subject, including liquidity risk, credit risk, market risk (including interest rate and foreign exchange risk) and operational risk.

However, there are inherent limitations with any risk management framework as there may exist, or emerge in the future, risks that we have not anticipated or identified.

If any of our risk management processes and procedures prove ineffective or inadequate or are otherwise not appropriately implemented, we could suffer unexpected losses and reputational damage which could adversely affect our business, prospects, financial performance or financial condition.

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

This risk of losses due to environmental factors is also relevant to our insurance business. The frequency and severity of external events such as natural disasters is difficult to predict and it is possible that the amounts we reserve for such events may not be adequate to cover actual claims that may arise, which could adversely affect our business, prospects, financial performance or financial condition.

Reputational damage could harm our business and prospects

Our ability to attract and retain customers and our prospects could be adversely affected if our reputation is damaged.

There are various potential sources of reputational damage including potential conflicts of interest, pricing policies, failing to comply with legal and regulatory requirements, ethical issues, engagements and conduct of external suppliers, failing to comply with money laundering laws, trade sanctions and counter-terrorism finance legislation or privacy laws, litigation, information security policies, improper sales and trading practices, failing to comply with personnel and supplier policies, improper conduct of companies in which we hold strategic investments, technology failures, security breaches and risk management failures. Our reputation could also be adversely affected by the actions of the financial services industry in general or from the actions of customers and counterparties.

Failure to appropriately address issues that could or do give rise to reputational risk could also impact the regulatory change agenda, give rise to additional legal risk, subject us to regulatory enforcement actions, fines and penalties, or remediation costs, or harm our reputation among customers, investors and the marketplace. This could lead to loss of business which could adversely affect our business, prospects, financial performance or financial condition.

We could suffer losses if we fail to syndicate or sell down underwritten securities

As a financial intermediary we underwrite listed and unlisted debt and equity securities. Underwriting activities include the development of solutions for corporate and institutional customers who need capital and investor customers who have an appetite for certain investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants. This risk is more pronounced in times of market volatility.

Certain strategic decisions may have adverse effects on our business

Westpac, at times, evaluates and may undertake strategic decisions which may include business expansion. The expansion, or integration of a new business, can be complex and costly and may require Westpac to comply with additional local or foreign regulatory requirements which may carry additional risks. These decisions may, for a variety of reasons, not deliver the anticipated positive business results and could have a negative impact on our business, prospects, engagement with regulators, financial performance or financial condition.

Limitation on Independent Registered Public Accounting Firm’s Liability

The liability of PricewaterhouseCoopers (an Australian partnership which we refer to as PwC Australia), with respect to claims arising out of its audit report included in this Annual Report, is subject to the limitations set forth in the Professional Standards Act 1994 of New South Wales, Australia, as amended (the Professional Standards Act) and The Institute of Chartered Accountants in Australia (NSW) Scheme adopted by The Institute of Chartered Accountants in Australia (ICAA) and approved by the New South Wales Professional Standards Council pursuant to the Professional Standards Act (the ‘NSW Accountants Scheme’) or, in relation to matters occurring on or prior to 7 October 2007, the predecessor scheme. The current NSW Accountants Scheme expires on 7 October 2013 unless further extended or replaced.

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

2012 WESTPAC GROUP ANNUAL REPORT	117

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

Effective risk management is one of the keys to achieving this goal. It influences our customer experiences and public perceptions, our financial performance, reputation and shareholder expectations, and thus our future success. We regard managing risk to be a fundamental activity, performed at all levels of the Group.

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

The extension of credit is underpinned by the Group’s Principles of Responsible Lending. This is reflected in our commitment to comply with all local legislation, codes of practices and relevant guidelines and obligations to market our products responsibly and stay in touch with the expectations of customers and the community.

We have a well-established framework and supporting policies for managing the credit risk associated with lending across our business divisions. The framework and policies encompass all stages of the credit cycle—origination, evaluation, approval, documentation, settlement, ongoing administration and problem management. For example, we have established product-based standards for lending to individuals, with key controls including minimum serviceability standards and maximum loan to security value ratios. We offer residential property loans to both owner-occupiers and investors at both fixed and variable rates, secured by a mortgage over the subject property or other acceptable collateral. Where we lend to higher loan to value ratios we typically also require lenders mortgage insurance. Similarly, we have established criteria for business, commercial, corporate and institutional lending, which can vary by industry segment. In this area we focus on the performance of key financial risk ratios, including interest coverage, debt serviceability and balance sheet structure. When providing finance to smaller business, commercial and corporate borrowers we typically obtain security, such as a mortgage over property and/or a general security agreement over business assets. For larger corporates and institutions we typically also require compliance with selected financial ratios and undertakings and may hold security. In respect of commercial property lending we maintain loan origination and ongoing risk management standards, including specialised management for higher value loans. We consider factors such as the nature, location, quality and expected demand for the asset, tenancy profile and experience and quality of management. We actively monitor the Australian and New Zealand property markets and the composition of our commercial property loan book across the Group.

Refer to Note 27 to the financial statements for details of our credit risk management policies.

Provisions for impairment charges on loans

For information on the basis for determining the provision for impairment charges on loans refer to ‘Critical accounting assumptions and estimates’ in Note 1 to the financial statements.

Credit risk concentrations

We monitor our credit portfolio to manage risk concentrations. At 30 September 2012, our exposure to consumers comprised 71% (2011: 71%, 2010: 69%) of our on-balance sheet loans and 57% (2011: 56%, 2010: 57%) of total credit commitments. At 30 September 2012, 91% (2011: 91%, 2010: 89%) of our exposure to consumers was supported by residential real estate mortgages. The consumer category includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

Exposures to businesses, government and other financial institutions are classified into a number of industry clusters based on groupings of related Australian and New Zealand Standard Industrial Classification (ANZSIC) codes and are monitored against industry risk limits. The level of industry

118	2012 WESTPAC GROUP ANNUAL REPORT

RISK AND RISK MANAGEMENT

risk is measured and monitored on a dynamic basis. Exposures are actively managed from a portfolio perspective, with risk mitigation techniques used to regularly re-balance the portfolio. We also control the concentration risks that can arise from large exposures to individual borrowers.

2012 WESTPAC GROUP ANNUAL REPORT	119

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

Our cross-border outstandings to borrowers in countries that individually represented in excess of 0.75% of Group total assets as at 30 September in each of the past three years were as follows:

(in $millions unless otherwise indicated)	Governments and Official Institutions	Banks and Other Financial Institutions	Other (Primarily Commercial and Industrial)	Total	% of Total Assets
2012
Australia	22	2,393	3,110	5,525	0.8%
2011
United States	-	16,014	1,557	17,571	2.6%
Australia	12	7,504	4,022	11,538	1.7%
United Kingdom	10	6,711	446	7,167	1.1%
2010
Australia	7	5,353	3,172	8,532	1.4%

Impaired assets among cross-border outstandings were $125 million as at 30 September 2012 (2011: $224 million, 2010: $136 million).

120	2012 WESTPAC GROUP ANNUAL REPORT

RISK AND RISK MANAGEMENT

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

Westpac debt programs and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2012:

Program Limit	Issuer(s)	Program/Issuing Shelf Type

Australia
No limit	WBC	Debt Issuance Program

Euro Market
USD 2.5 billion	WBC	Euro Transferable Certificate of Deposit Program
USD 20 billion	WBC/WSNZL[1]	Euro Commercial Paper and Certificate of Deposit Program
USD 70 billion	WBC	Euro Medium Term Note Program
USD 7.5 billion	WSNZL[1]	Euro Medium Term Note Program
USD 20 billion	WBC[2]	Global Covered Bond Program
EUR 5 billion	WSNZL[3]	Global Covered Bond Program

Japan
JPY 750 billion	WBC	Samurai shelf
JPY 750 billion	WBC	Uridashi shelf

United States
USD 45 billion	WBC	US Commercial Paper Program
USD 10 billion	WSNZL[1]	US Commercial Paper Program
USD 35 billion	WBC	US MTN Program
USD 10 billion	WSNZL[1]	US MTN Program
USD 15 billion	WBC (NY Branch)	Medium Term Deposit Notes
No limit	WBC (NY Branch)	Certificate of Deposit Program
No limit	WBC	US Securities and Exchange Commission registered shelf
No limit	WBC	US Securities and Exchange Commission registered shelf for retail MTNs

New Zealand
No limit	WNZL	Medium Term Note and Registered Certificate of Deposit Program

1            Notes issued under this program by Westpac Securities NZ Limited, London branch are guaranteed by Westpac New Zealand Limited, its parent company.

2            Notes issued under this program are guaranteed by BNY Trust Company of Australia Limited as trustee of the Westpac Covered Bond Trust.

3            Notes issued under this program by Westpac Securities NZ Limited, London branch are guaranteed by Westpac New Zealand Limited, its parent company, and Westpac NZ Covered Bond Limited.

2012 WESTPAC GROUP ANNUAL REPORT	121

MARKET RISK

Market risk is the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. Market risk arises in both trading and banking book activities.

Our trading activities are conducted in our Financial Markets and Treasury businesses. Financial Market’s trading book activity represents dealings that encompass book running and distribution activity. Treasury’s trading activity represents dealings that include the management of interest rate, foreign exchange (FX) and credit spread risk associated with wholesale funding, liquid asset portfolios and FX repatriations.

Refer to Note 27 to the financial statements for a more detailed discussion of our market risk management policies.

The table below depicts the aggregate Value at Risk (VaR), by risk type, for the six months ended 30 September 2012, 31 March 2012 and 30 September 2011:

	30 September 2012			31 March 2012			30 September 2011
	High	Low	Average	High	Low	Average	High	Low	Average
Six months ended	$m	$m	$m	$m	$m	$m	$m	$m	$m

Interest rate risk	23.5	10.5	17.1	29.0	14.8	19.7	40.9	16.5	28.4
Foreign exchange risk	7.5	0.8	2.6	8.0	1.6	4.1	8.4	0.9	3.4
Equity risk	1.1	0.2	0.6	1.8	0.4	0.5	1.7	0.3	0.6
Commodity risk[1]	2.4	1.0	1.7	5.1	1.7	3.2	6.6	1.1	3.5
Other market risks[2]	20.7	7.8	15.2	21.6	14.9	18.0	24.9	16.6	20.6
Diversification effect	n/a	n/a	(10.6)	n/a	n/a	(14.4)	n/a	n/a	(21.9)
Net market risk	38.9	16.8	26.6	41.2	25.7	31.1	50.0	25.8	34.6

1            Includes electricity risk.

2            Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

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

122	2012 WESTPAC GROUP ANNUAL REPORT

RISK AND RISK MANAGEMENT

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

Compliance risk is the risk of legal or regulatory sanction, and financial or reputational loss, arising from our failure to abide by the compliance obligations required of us.

Compliance is focused on meeting our legal and regulatory obligations in each of the jurisdictions in which we operate. Non-compliance can result in legal or regulatory sanction and financial and/or reputational loss. Refer to the Corporate Governance report in Section 1 for information on our management of operational and compliance risk.

The Group’s Operational Risk Management Framework and Compliance Management Framework assist all divisions to achieve their objectives through the effective identification, measurement, management and monitoring of their risks. The Frameworks define the principles, policies and processes, systems, and roles and responsibilities that we use to meet our obligations under the law, based on the letter and spirit of the regulatory standards that apply to the Group. The Frameworks are underpinned by a culture of individual accountability and responsibility, based on a Three Lines of Defence model. This is discussed in further detail in Note 27 to the financial statements.

OTHER RISKS

Business risk

The risk associated with the vulnerability of a line of business to changes in the business environment.

Environmental, social and governance risks

The risk of damage to Westpac’s reputation or financial performance due to failure to recognise or address material existing or emerging sustainability-related environmental, social or governance issues.

The Group has in place a Risk Management Framework that is supported by a suite of key supporting policies and position statements. These include the Principles for Doing Business, Principles for Responsible Lending, ESG Credit Risk Policy and Sustainable Supply Chain Policy, many of which are publicly available. The Framework was reviewed and updated in 2012.

Westpac is also a signatory to a number of voluntary principles-based frameworks that guide the integration of ESG-related issues into investment analysis. These include the Equator Principles covering project finance activities and the United Nations Principles for Responsible Investment covering investment analysis.

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

Insurance risk

The risk of misestimation of the expected cost of insured events, volatility in the number or severity of insured events, and misestimation of the cost of incurred claims.

Subsidiaries within the Group’s BT Financial Group undertake life insurance, general insurance and lenders mortgage insurance. They are governed by independent boards and are subject to separate regulatory oversight and controls. These subsidiaries have comprehensive reinsurance arrangements in place to transfer risk and protect against catastrophic events. They are capitalised to a level that exceeds the minimum required by the relevant regulator.

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

2012 WESTPAC GROUP ANNUAL REPORT	123

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

ASSET SECURITISATION

Through our rated loan securitisation programs we package our equitable interests in loans (principally housing mortgage loans) as securities which are sold to investors. We provide arm’s length interest rate swaps and liquidity facilities to the programs in accordance with relevant prudential guidelines. We have no obligation to repurchase any securitisation securities, other than in certain circumstances (excluding loan impairment) where there is a breach of representation or warranty within 120 days of the initial sale (except in respect of our program in New Zealand which imposes no such time limitation). We may remove loans from the program where they cease to conform with the terms and conditions of the securitisation programs or through a program’s clean-up features.

As at 30 September 2012, own assets securitised through a combination of privately or publicly placed issues to Australian, New Zealand, European and United States investors was $10.1 billion (2011: $11.4 billion).

Under A-IFRS substantially all of the SPVs involved in our loan securitisation programs are consolidated by the Group.

Refer to Note 31 to the financial statements for further details.

CUSTOMER FUNDING CONDUITS

We arrange financing for certain customer transactions through a commercial paper conduit that provides customers with access to the commercial paper market. As at 30 September 2012, we administered one significant conduit (2011: one), that was created prior to 1 February 2003, with commercial paper outstanding of $2.6 billion (2011: $2.8 billion). We provide a letter of credit facility as credit support to the commercial paper issued by the conduit. This facility is a variable interest in the conduit that we administer and represents a maximum exposure to loss of $266 million as at 30 September 2012 (2011: $284 million). The conduit is consolidated by the Group.

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

124	2012 WESTPAC GROUP ANNUAL REPORT

RISK AND RISK MANAGEMENT

OFF-BALANCE SHEET ARRANGEMENTS

Wealth management activity

Refer to Note 37 to the financial statements for details of our wealth management activities.

Other off-balance sheet arrangements

Refer to Note 35 to the financial statements for details of our superannuation plans.

FINANCIAL REPORTING

Internal control over financial reporting

The US Congress passed the Public Company Accounting Reform and Investor Protection Act in July 2002, which is commonly known as the Sarbanes-Oxley Act of 2002 (SOX). SOX is a wide ranging piece of US legislation concerned largely with financial reporting and corporate governance. We are obligated to comply with SOX by virtue of being a foreign registrant with the SEC and we have established procedures designed to ensure compliance with all applicable requirements of SOX.

Disclosure controls and procedures

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934) as of 30 September 2012.

Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of 30 September 2012.

Management’s Report on internal control over financial reporting

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

Changes in our internal control over financial reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the US Securities Exchange Act of 1934) for the year ended 30 September 2012 that has been identified that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

2012 WESTPAC GROUP ANNUAL REPORT	125

OTHER WESTPAC BUSINESS INFORMATION

EMPLOYEES

The number of employees in each area of business as at 30 September1:

	2012	2011²	2010²
AFS
Westpac RBB	10,171	10,940	11,860
St.George	5,106	5,190	5,614
BTFG	3,898	3,709	3,750
WIB	1,751	1,707	1,782
Westpac New Zealand	4,691	4,660	4,782
Other	10,058	11,600	11,174
Total employees	35,675	37,806	38,962

1            The number of employees includes core and implied FTE (including FTE working on merger integration projects). Core FTE includes full-time and pro-rata part-time staff. Implied FTE includes overtime, temporary and contract staff.

2            2011 and 2010 FTE restated for changes in business structure.

2012 v 2011

Total FTE decreased by 2,131 compared to 30 September 2011. This decrease is primarily driven by the delivery of productivity initiatives primarily as a result of the creation of AFS and Group Services divisions.

Specifically, the movement comprised:

▪         a net decrease of 664 FTE across AFS due to benefits realised from the establishment of the AFS division and delivery of productivity program benefits of 858 FTE, partly offset by investment in Bank of Melbourne (124 FTE) as well as additional FTE to support expanded planner network (90 FTE);

▪         a net decrease of 1,542 FTE across other businesses mainly from productivity program benefits. This includes a reorganisation of external supplier arrangements whereby 971 FTE were reclassified, partially offset by on-boarding 501 FTE for mortgage processing activities and an increase in FTE to support regulatory change and compliance programs;

▪        an increase of 44 FTE in WIB directly attributable to increased presence in Asia and additional staff to support investment in target segments including natural resources and agribusiness; and

▪         an increase of 31 FTE in Westpac New Zealand mainly to support projects.

2011 v 2010

Total FTE decreased by 1,156 compared to 30 September 2010. This decrease is primarily driven by continuous productivity and restructuring initiatives across various business units.

Specifically, the movement comprised:

▪         a net decrease of 1,385 FTE across AFS as a result of continuous productivity initiatives and business restructures within the Group, partly offset by an increase of 161 FTE for new customer facing employees associated with the Bank of Melbourne;

▪         a decrease of 122 FTE in Westpac New Zealand as a result of productivity initiatives and business restructures within the Group; and

▪         a net increase of 351 FTE in other businesses driven by project demand predominantly related to the SIPs program, business restructures within the Group and the direct employment of IT support staff previously supplied by an external vendor, partially offset by productivity initiatives.

PROPERTY

We occupy premises primarily in Australia, New Zealand and the Pacific Islands including 1,538 branches, (2011: 1,532) as at 30 September 2012. As at 30 September 2012, we owned approximately 2.2% (2011: 2.9%) of the premises we occupied in Australia, none (2011: none) in New Zealand and 55% (2011: 59%) in the Pacific Islands. The remainder of premises are held under commercial lease with the terms generally averaging five years. As at 30 September 2012, the carrying value of our directly owned premises and sites was approximately $223 million (2011: $198 million).

Westpac Place in the Sydney CBD is the Group’s head office and has a 6,102 seat capacity. In 2006 we signed a 12 year lease, which commenced in November 2006 and contains three six-year options to extend.

60 Martin Place in the Sydney CBD is the next largest corporate site. The Martin Place office has a 2,338 seat capacity. A lease commitment at this site extends to 2015 with two two-year options to extend.

We have retained a corporate presence in Kogarah, in the Sydney metro area, which is a key corporate office of St.George. The Kogarah head office has a 2,276 seat capacity. A lease commitment at this site extends to 2021 with five five-year options to extend.

On 27 July 2010, Westpac entered into a lease and services agreement for a purpose built data centre in Western Sydney. This agreement relates to the design, construction and operation of the data centre and is for a period of 15 years with two further five year option periods. The site was handed over on 28 September 2011.

On 30 November 2011, an Agreement for Lease for part of 150 Collins Street, Melbourne was executed between the following parties: Westpac Banking Corporation (Lessee), APN (Lessor), and APN and Grocon (Developers). The term of the lease is 12 years and expected lease commencement is in mid 2014.

On 21 June 2012 an Agreement for Lease between Westpac and Lend Lease was executed with Westpac as anchor tenant at the new Barangaroo development. The term of the lease is 15 years and occupancy is expected mid to late 2015.

‘Westpac on Takutai Square’ is New Zealand’s head office, located at the Eastern end of Britomart Precinct near Customs Street in Auckland, contains 23,000 square metres of office space across two buildings and has a capacity of approximately 1,800 seats. A lease commitment at this site extends to 2021, with two six-year options to extend.

SIGNIFICANT LONG TERM AGREEMENTS

Westpac’s significant long term agreements are summarised in Note 34 to the financial statements.

2012 WESTPAC GROUP ANNUAL REPORT	126

OTHER WESTPAC BUSINESS INFORMATION

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

AUDITOR’S REMUNERATION

Auditor’s remuneration, including goods and services tax, to the external auditor for the years ended 30 September 2012 and 2011 is provided in Note 33 to the financial statements.

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

During the year ended 30 September 2012, there were no fees paid by Westpac to PwC that required approval by the BAC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

2012 WESTPAC GROUP ANNUAL REPORT	127

This page has been intentionally left blank.

128	2012 WESTPAC GROUP ANNUAL REPORT

FINANCIAL STATEMENTS

Income statements

Statements of comprehensive income

Balance sheets

Statements of changes in equity

Cash flow statements

NOTES TO THE FINANCIAL STATEMENTS

Note 1	Summary of significant accounting policies	Note 24	Shareholders’ equity and non-controlling interests
Note 2	Net interest income	Note 25	Share-based payments
Note 3	Non-interest income	Note 26	Average balance sheet and interest rates
Note 4	Operating expenses	Note 27	Financial risk
Note 5	Income tax	Note 27.1	Approach to risk management
Note 6	Dividends	Note 27.2	Credit risk management
Note 7	Earnings per share	Note 27.3	Funding and liquidity risk management
Note 8	Receivables due from other financial institutions	Note 27.4	Market risk
Note 9	Trading securities and other financial assets designated at fair value	Note 28	Fair values of financial assets and liabilities
		Note 29	Derivative financial instruments
Note 10	Available-for-sale securities	Note 30	Capital adequacy
Note 11	Loans	Note 31	Securitisation and covered bonds
Note 12	Provisions for impairment charges	Note 32	Group segment information
Note 13	Goodwill and other intangible assets	Note 33	Auditor’s remuneration
Note 14	Property, plant and equipment	Note 34	Expenditure commitments
Note 15	Deferred tax assets and deferred tax liabilities	Note 35	Superannuation commitments
Note 16	Other assets	Note 36	Contingent liabilities, contingent assets and credit commitments
Note 17	Payables due to other financial institutions	Note 37	Fiduciary activities
Note 18	Deposits	Note 38	Group entities
Note 19	Trading liabilities and other financial liabilities designated at fair value	Note 39	Other group investments
		Note 40	Related party disclosures
Note 20	Provisions	Note 41	Director and other key management personnel disclosures
Note 21	Other liabilities	Note 42	Notes to the cash flow statements
Note 22	Debt issues	Note 43	Subsequent events
Note 23	Loan capital

STATUTORY STATEMENTS

Directors’ declaration

Management’s report on internal control over financial reporting

Independent Auditor’s report to the members of Westpac Banking Corporation

Report of independent registered public accounting firm

FINANCIAL STATEMENTS

Income statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
		2012	2011	2010	2012	2011
	Note	$m	$m	$m	$m	$m
Interest income	2	36,873	38,098	34,151	36,401	37,107
Interest expense	2	(24,371)	(26,102)	(22,309)	(25,851)	(26,755)
Net interest income		12,502	11,996	11,842	10,550	10,352
Non-interest income	3	5,481	4,917	5,068	4,041	3,579
Net operating income before operating expenses and impairment charges		17,983	16,913	16,910	14,591	13,931
Operating expenses	4	(7,909)	(7,406)	(7,416)	(6,491)	(6,096)
Impairment charges	12	(1,212)	(993)	(1,456)	(1,001)	(775)
Profit before income tax		8,862	8,514	8,038	7,099	7,060
Income tax expense	5	(2,826)	(1,455)	(1,626)	(2,147)	(847)
Net profit for the year		6,036	7,059	6,412	4,952	6,213
Profit attributable to non-controlling interests		(66)	(68)	(66)	-	-
Net profit attributable to owners of Westpac Banking Corporation		5,970	6,991	6,346	4,952	6,213
Earnings per share
Basic (cents)	7	195.8	233.0	214.2
Diluted (cents)	7	190.5	223.6	207.1

The above income statements should be read in conjunction with the accompanying notes.

130	2012 WESTPAC GROUP ANNUAL REPORT

FINANCIAL STATEMENTS

Statements of comprehensive income for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
	2012	2011	2010	2012	2011
	$m	$m	$m	$m	$m
Net profit for the year	6,036	7,059	6,412	4,952	6,213
Other comprehensive income:
Gains/(losses) on available-for-sale securities:
Recognised in equity	139	(73)	92	69	(106)
Transferred to income statements	(127)	(66)	(1)	(46)	(48)
Gains/(losses) on cash flow hedging instruments recognised in equity	519	796	(106)	473	761
Defined benefit obligation actuarial gains/(losses) recognised in equity (net of tax)	23	(189)	(99)	37	(181)
Exchange differences on translation of foreign operations	(64)	25	(122)	(210)	7
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	(1)	39	(28)	(10)	43
Cash flow hedging reserve	(160)	(243)	36	(142)	(229)
Foreign currency translation reserve	4	(32)	6	4	(34)
Other comprehensive income for the year (net of tax)	333	257	(222)	175	213
Total comprehensive income for the year	6,369	7,316	6,190	5,127	6,426
Attributable to:
Owners of Westpac Banking Corporation	6,303	7,248	6,124	5,127	6,426
Non-controlling interests	66	68	66	-	-
Total comprehensive income for the year	6,369	7,316	6,190	5,127	6,426

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

2012 WESTPAC GROUP ANNUAL REPORT	131

Balance sheets as at 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
		2012	2011	2012	2011
	Note	$m	$m	$m	$m
Assets
Cash and balances with central banks	42	12,523	16,258	10,993	14,750
Receivables due from other financial institutions	8	10,228	8,551	7,328	5,237
Derivative financial instruments	29	35,489	49,145	35,184	48,879
Trading securities	9	44,603	47,971	42,975	45,290
Other financial assets designated at fair value	9	2,664	2,960	1,903	2,093
Available-for-sale securities	10	24,472	18,075	21,039	15,426
Loans – housing and personal	11	365,221	351,969	331,228	319,842
Loans – business	11	149,224	144,640	126,261	127,537
Life insurance assets		8,240	7,916	-	-
Regulatory deposits with central banks overseas		1,893	1,739	1,773	1,649
Due from subsidiaries		-	-	92,740	56,938
Deferred tax assets	15	2,176	2,651	2,032	2,456
Investments in subsidiaries		-	-	4,692	4,927
Goodwill and other intangible assets	13	12,134	11,779	9,609	9,600
Property, plant and equipment	14	1,137	1,158	960	982
Other assets	16	4,961	5,416	3,888	4,426
Total assets		674,965	670,228	692,605	660,032
Liabilities
Payables due to other financial institutions	17	7,564	14,512	7,490	14,397
Deposits	18	394,991	370,278	359,329	341,457
Derivative financial instruments	29	38,935	39,405	37,803	38,530
Trading liabilities and other financial liabilities designated at fair value	19	9,964	9,803	9,964	9,803
Debt issues	22	147,581	165,659	124,433	137,766
Acceptances		266	272	266	272
Current tax liabilities		1,022	581	937	541
Deferred tax liabilities	15	33	11	-	1
Life insurance liabilities		7,208	7,002	-	-
Due to subsidiaries		-	-	93,379	61,782
Provisions	20	1,935	1,671	1,764	1,480
Other liabilities	21	9,710	9,053	7,940	7,243
Total liabilities excluding loan capital		619,209	618,247	643,305	613,272
Loan capital	23	9,537	8,173	9,537	8,173
Total liabilities		628,746	626,420	652,842	621,445
Net assets		46,219	43,808	39,763	38,587
Shareholders’ equity
Share capital:
Ordinary share capital	24	26,355	25,456	26,355	25,456
Treasury shares and RSP treasury shares	24	(192)	(187)	(114)	(118)
Reserves		958	498	753	490
Retained profits		17,128	16,059	10,877	10,867
Convertible debentures	24	-	-	1,892	1,892
Total equity attributable to owners of Westpac Banking Corporation		44,249	41,826	39,763	38,587
Non-controlling interests	24	1,970	1,982	-	-
Total shareholders’ equity and non-controlling interests		46,219	43,808	39,763	38,587
Contingent liabilities, contingent assets and credit commitments	36

The above balance sheets should be read in conjunction with the accompanying notes.

132	2012 WESTPAC GROUP ANNUAL REPORT

FINANCIAL STATEMENTS

Statements of changes in equity as at 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
	2012	2011	2010	2012	2011
	$m	$m	$m	$m	$m
Share capital
Balance as at beginning of the year	25,269	24,496	23,496	25,338	24,568
Shares issued:
Dividend reinvestment plan	873	747	961	873	747
Option and share rights schemes	26	23	44	26	23
Shares purchased for delivery upon exercise of options and share rights (net of tax)	-	-	(3)	-	-
(Acquisition)/disposal of treasury shares	3	3	(2)	12	-
Acquisition of RSP treasury shares	(8)	-	-	(8)	-
Balance as at end of the year	26,163	25,269	24,496	26,241	25,338
Available-for-sale securities reserve
Balance as at beginning of the year	31	131	66	(52)	59
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	139	(73)	92	69	(106)
Exchange differences	2	-	2	-	-
Income tax effect	(39)	23	(31)	(24)	31
Transferred to income statements	(127)	(66)	(1)	(46)	(48)
Income tax effect	38	16	3	14	12
Balance as at end of the year	44	31	131	(39)	(52)
Share-based payment reserve
Balance as at beginning of the year	648	540	420	602	499
Current period movement due to transactions with employees	142	108	120	125	103
Balance as at end of the year	790	648	540	727	602
Cash flow hedging reserve
Balance as at beginning of the year	112	(441)	(371)	153	(379)
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	519	796	(106)	473	761
Income tax effect	(160)	(243)	36	(142)	(229)
Balance as at end of the year	471	112	(441)	484	153
Foreign currency translation reserve
Balance as at beginning of the year	(294)	(287)	(171)	(254)	(227)
Current period movement due to changes in other comprehensive income:
Foreign currency translation adjustment	(64)	25	(122)	(210)	7
Tax on foreign currency translation adjustment	4	(32)	6	4	(34)
Balance as at end of the year	(354)	(294)	(287)	(460)	(254)
Other reserves
Balance as at beginning of the year	1	-	-	41	41
Transactions with owners	6	1	-	-	-
Balance as at end of the year	7	1	-	41	41
Total reserves	958	498	(57)	753	490
Movements in retained profits
Balance as at beginning of the year	16,059	13,750	11,197	10,867	9,393
Current period movement due to changes in other comprehensive income:
Actuarial gains/(losses) on defined benefit obligations (net of tax)	23	(189)	(99)	37	(181)
Profit attributable to owners of Westpac Banking Corporation	5,970	6,991	6,346	4,951	6,213
Transaction with owners:
Ordinary dividends paid	(4,924)	(4,493)	(3,694)	(4,931)	(4,500)
Distributions on convertible debentures	-	-	-	(47)	(58)
Balance as at end of the year	17,128	16,059	13,750	10,877	10,867
Total comprehensive income attributable to non-controlling interests	66	68	66	-	-
Total comprehensive income attributable to owners of Westpac Banking Corporation	6,303	7,248	6,124	5,127	6,426
Total comprehensive income for the year	6,369	7,316	6,190	5,127	6,426

The above statements of changes in equity should be read in conjunction with the accompanying notes.

2012 WESTPAC GROUP ANNUAL REPORT	133

Cash flow statements for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
	2012	2011	2010	2012	2011
	$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received	36,966	37,864	33,225	36,590	36,859
Interest paid	(24,317)	(25,866)	(20,854)	(25,816)	(26,517)
Dividends received excluding life business	12	17	25	575	637
Other non-interest income received	3,703	2,649	3,785	3,053	1,726
Operating expenses paid	(5,646)	(5,461)	(6,036)	(4,443)	(4,393)
Net (purchases)/sales of trading and fair value assets	4,271	(8,117)	1,819	3,112	(8,996)
Net purchases/(sales) in trading and fair value liabilities	155	4,932	(5,936)	158	4,933
Net (payments)/receipts relating to derivative financial instruments	5,013	(16,960)	(2,418)	4,989	(16,732)
Income tax paid excluding life business	(1,897)	(1,861)	(3,537)	(1,912)	(1,755)
Life business:
Receipts from policyholders and customers	1,789	2,256	2,463	-	-
Interest and other items of similar nature	41	40	24	-	-
Dividends received	387	379	449	-	-
Payments to policyholders and suppliers	(1,898)	(1,831)	(2,475)	-	-
Income tax paid	(95)	(55)	(66)	-	-
Net cash provided by/(used in) operating activities	18,484	(12,014)	468	16,306	(14,238)
Cash flows from investing activities
Proceeds from sale of available-for-sale securities	3,651	2,845	3,080	996	742
Purchase of available-for-sale securities	(8,783)	(7,978)	(12,962)	(5,491)	(4,613)
Net (increase)/decrease in:
Receivables due from other financial institutions	(2,418)	3,674	(3,330)	(2,830)	4,454
Loans	(18,893)	(18,325)	(19,683)	(11,815)	(16,663)
Life insurance assets and liabilities	(32)	(254)	(367)	-	-
Regulatory deposits with central banks overseas	(263)	(384)	(685)	(233)	(339)
Other assets	168	(447)	530	537	-
Investments in controlled entities	-	-	-	(8)	-
Net movement in amounts due to/from controlled entities	-	-	-	(4,461)	1,004
Purchase of intangible assets	(603)	(742)	(508)	(511)	(635)
Purchase of property, plant and equipment	(252)	(402)	(366)	(213)	(347)
Proceeds from disposal of property, plant and equipment	7	15	33	7	8
Purchase of controlled entity, net of cash acquired	(270)	-	-	-	-
Net cash used in investing activities	(27,688)	(21,998)	(34,258)	(24,022)	(16,389)
Cash flows from financing activities
Issue of loan capital (net of issue costs)	4,124	-	-	4,124	-
Redemption of loan capital	(2,631)	(1,404)	(1,225)	(2,631)	(1,404)
Proceeds from share placement and share purchase plan	-	68	-	-	-
Proceeds from exercise of employee options	25	23	48	25	23
Purchase of shares on exercise of employee options and rights	-	-	(5)	-	-
Net increase/(decrease) in:
Payables due to other financial institutions	(6,807)	5,439	(406)	(6,767)	5,333
Deposits	26,381	31,498	12,379	20,206	29,497
Debt issues and acceptances	(9,955)	14,328	27,666	(5,577)	12,214
Other liabilities and provisions	(1,075)	(1,318)	(531)	(840)	(1,147)
Purchase of treasury shares	(8)	(3)	(13)	(8)	-
Sale of treasury shares	3	6	7	12	-
Payment of dividends	(4,050)	(3,746)	(2,733)	(4,104)	(3,812)
Payment of distributions to non-controlling interests	(72)	(82)	(76)	-	-
Net cash provided by financing activities	5,935	44,809	35,111	4,440	40,704
Net increase/(decrease) in cash and cash equivalents	(3,269)	10,797	1,321	(3,276)	10,077
Effect of exchange rate changes on cash and cash equivalents	(466)	997	(129)	(481)	980
Cash and cash equivalents as at the beginning of the year	16,258	4,464	3,272	14,750	3,693
Cash and cash equivalents as at the end of the year	12,523	16,258	4,464	10,993	14,750

The above cash flow statements should be read in conjunction with the accompanying notes.

Details of the reconciliation of net cash provided by operating activities to net profit attributable to owners of Westpac Banking Corporation are provided in Note 42.

134	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.                Basis of accounting

(i)               General

This general purpose financial report has been prepared in accordance with the requirements for an authorised deposit-taking institution under the Banking Act 1959 (as amended), Australian Accounting Standards (A-IFRS), other authoritative pronouncements of the Australian Accounting Standards Board (AASB), Urgent Issues Group Interpretations and the Corporations Act 2001. Westpac Banking Corporation is a for-profit entity for the purposes of preparing this financial report.

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the periods presented, unless otherwise stated.

This financial report also complies with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

This financial report also includes additional disclosures required for foreign registrants by the United States Securities and Exchange Commission. References to standards and interpretations under A-IFRS in this financial report have similar references in the standards and interpretations of IFRS as issued by the IASB.

This financial report of Westpac Banking Corporation (the Parent Entity), together with its controlled entities (the Group or Westpac), for the year ended 30 September 2012 was authorised for issue by the Board of Directors on 5 November 2012.

(ii)            Comparative revisions

Comparative information has been revised where appropriate to enhance comparability. Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

(iii)         Changes in accounting policies

As a result of the new and revised accounting standards which became operative for the annual reporting period commencing 1 October 2011, the following standards, interpretations and amendments have been adopted in the 2012 financial year and have not had a material impact on the Group:

AASB 2010-6 Amendments to Australian Accounting Standards — Disclosures on Transfers of Financial Assets was issued in November 2010 and is applicable to the 2012 financial year. This Standard adds and amends disclosure requirements in AASB 7 Financial Instruments: Disclosures about transfers of financial assets, including in respect of the nature of the financial assets involved and the risks associated with them.

AASB 2011-1 Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence Project and AASB 1054 Australian Additional Disclosures were issued in May 2011 and are applicable to the 2012 financial year. In 2009, the Australian and New Zealand Federal Governments announced their intention to undertake various short- to medium-term projects to support the aim of a single economic market. This included a single set of accounting standards that was accepted in both jurisdictions. AASB 2011-1 eliminates most of the existing differences between AASB, local New Zealand standards and IFRS. Where additional disclosures were considered necessary, these disclosures were moved to AASB 1054. The amendments simplify some current disclosures, remove others altogether and align the requirements of the two countries.

AASB 2010-4 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Project was released in June 2010 and is applicable to the 2012 financial year. This standard makes amendments to various disclosure requirements in AASB 7 Financial Instruments: Disclosures, AASB 101 Presentation of Financial Statements and AASB 134 Interim Financial Reporting.

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

Subsidiaries are fully consolidated from the date on which control commences and they are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries (refer to Note 1(e)).

2012 WESTPAC GROUP ANNUAL REPORT	135

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Changes in the Group’s ownership interest in a subsidiary after control is obtained that do not result in a loss of control are accounted for as transactions with equity holders in their capacity as equity holders. Any difference between the amount by which the non-controlling interest is adjusted and the fair value of the consideration paid or received is recognised directly in equity.

When the Group ceases to control a subsidiary any retained interest in the entity is remeasured to its fair value, with any resulting gain or loss recognised in the income statement.

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

b.             Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statements, except where deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

c.              Group companies

Assets and liabilities of overseas branches and subsidiaries that have a functional currency other than the Australian dollar are translated at exchange rates prevailing on the balance date. Income and expenses are translated at average exchange rates prevailing during the period. Other equity balances are translated at historical exchange rates. Exchange differences are recognised through the Statement of comprehensive income in the foreign currency translation reserve.

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

The effective interest rate method is a method of calculating the amortised cost of a financial asset or a financial liability and of allocating the interest income or interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial instrument to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, cash flows are estimated based upon all contractual terms of the financial instrument (for example, prepayment options) but do not consider future credit losses. The calculation includes all fees and other amounts paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

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

136	2012 WESTPAC GROUP ANNUAL REPORT

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

c.               Expense recognition

(i)              Interest expense

Interest expense, including premiums or discounts and associated expenses incurred on the issue of financial liabilities, is recognised in the income statement using the effective interest rate method (refer to Note 1(b)(i)).

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

(iv)       Commissions and other fees

External commissions and other costs paid to acquire loans are capitalised and amortised using the effective interest rate method (refer to Note 1(b)(i)). All other fees and commissions are recognised in the income statement over the period in which the related service is received.

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

2012 WESTPAC GROUP ANNUAL REPORT	137

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

Employee Share Plan

The value of shares expected to be issued to employees for nil consideration under the Employee Share Plan (ESP) is recognised as an expense over the financial year and accrued in other liabilities. The fair value of any ordinary shares issued to satisfy the obligation to employees is recognised within equity, or if purchased on market, the obligation to employees is satisfied by delivering shares that have been purchased on market.

Restricted Share Plan

The fair value of shares allocated to employees for nil consideration under the Restricted Share Plan (RSP) is recognised as an expense over the vesting period. The fair value of ordinary shares issued to satisfy the obligation to employees is measured at grant date and is recognised as a separate component of equity.

Westpac has formed a trust to hold any shares forfeited by employees until they are reallocated to employees in subsequent grants in the Group’s RSP. Shares allocated to employees under the RSP, which have not yet vested, are treated as treasury shares and deducted from shareholders’ equity.

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

138	2012 WESTPAC GROUP ANNUAL REPORT

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

2012 WESTPAC GROUP ANNUAL REPORT	139

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Available-for-sale financial assets and financial assets recognised at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method unless loans are designated at fair value through profit or loss in order to reduce an accounting mismatch. Realised and unrealised gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are included in the income statement in the period in which they arise. Gains and losses arising from changes in the fair value of available-for-sale financial assets are recognised in other comprehensive income until the financial asset is derecognised or impaired, at which time the cumulative gain or loss previously recognised in other comprehensive income is recognised in the income statement. Dividends on available-for-sale equity instruments are recognised in the income statement when the right to receive payment is established. Foreign exchange gains or losses and interest, calculated using the effective interest rate method, on available-for-sale debt instruments are also recognised in the income statement.

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

140	2012 WESTPAC GROUP ANNUAL REPORT

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

Where the Group transfers its right to receive cashflows from an asset or has entered into a pass-through arrangement without transferring nor retaining substantially all the risks and rewards of ownership nor transferred control of these assets, the asset continues to be recognised on the balance sheet to the extent of the Group’s continuing involvement in the asset.

(ii)            Impairment of financial assets

Assets carried at amortised cost

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment charges are recognised if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the Group about the following loss events:

a.             significant financial difficulty of the issuer or obligor;

b.             a breach of contract, such as a default or delinquency in interest or principal payments;

c.              the Group granting to the borrower, for economic or legal reasons relating to the borrower’s financial difficulty, a concession that the Group would not otherwise consider;

d.             it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;

e.             the disappearance of an active market for that financial asset because of financial difficulties; or

f.                 observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the Group, including:

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

2012 WESTPAC GROUP ANNUAL REPORT	141

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

Estimates of changes in future cash flows for groups of assets reflect, and are directionally consistent with, changes in related observable data from period to period (for example, changes in unemployment rates, property prices, payment status, or other factors indicative of changes in the probability of losses in the group and their magnitude). The methodology and assumptions used for estimating future cash flows are reviewed regularly by the Group to reduce any differences between loss estimates and actual loss experience. When a loan or a part of a loan is uncollectable, it is written off against the related provision for loan impairment. Such loans are written off after all the necessary procedures have been completed and the amount of the loss has been determined. Subsequent recoveries of amounts previously written off decrease the amount of the charge for loan impairment in the income statement. If, in a subsequent period, the amount of the impairment charge decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the previously recognised impairment charge is reversed by adjusting the provision account. The amount of the reversal is recognised in the income statement.

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

142	2012 WESTPAC GROUP ANNUAL REPORT

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

▪          Core deposit intangibles

Core deposit intangibles were recognised as part of the merger with St.George and represent the value, or avoided cost, of having a deposit base from consumer and business transaction accounts, savings accounts, term deposits and other money market and cash management accounts that provide a valuable source of funding.

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

Other intangibles

Other intangibles are stated at cost less accumulated amortisation (where relevant) and impairment. Other intangibles consist of distribution relationships, customer relationships, computer software, value of in-force business and service contracts. These are assessed for impairment at each reporting date and whenever there is an indicator of impairment. For significant other intangibles, the accounting policies are as follows:

▪          Financial planner distribution relationships

Distribution relationship intangibles were recognised as part of the merger with St.George and represent the value attributable to financial planner relationships. These assets are amortised using the straight-line method to allocate the cost of the assets over their estimated useful lives of eight years.

▪          Credit card customer relationships

The credit card customer relationship intangibles were recognised as part of the merger with St.George and represent the value attributable to the future fee and interest revenue from credit card relationships. These assets are amortised using the straight-line method to allocate the cost of the assets over their estimated useful lives of five years.

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

2012 WESTPAC GROUP ANNUAL REPORT	143

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

e.             Trading liabilities and other financial liabilities designated at fair value

Securities sold under repurchase agreements as part of a trading portfolio and securities sold short are classified as trading liabilities. They are accounted for as financial liabilities at fair value through profit or loss.

f.                 Debt issues

These are bonds, notes, commercial paper and debentures that have been issued by entities in the Westpac Group. Debt issues are measured either at fair value through profit or loss or at amortised cost using the effective interest rate method. Debt issues are measured at fair value through profit or loss to reduce an accounting mismatch, which arises from associated derivatives executed for risk management purposes.

g.             Acceptances

These are bills of exchange initially accepted and discounted by Westpac that have been subsequently rediscounted into the market. They are measured at amortised cost. Bill financing provided to customers by the acceptance and discount of bills of exchange is reported as part of loans. Acceptances have been reported separately from debt issues, on the face of the balance sheet, as these are predominantly rediscounted to retail investors.

144	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

h.             Loan capital

Loan capital includes 2004 Trust Preferred Securities (2004 TPS), Westpac Convertible Preference Shares and Westpac SPS and SPS II that qualify as Tier 1 capital and subordinated bonds, notes and debentures that qualify as Tier 2 capital as defined by APRA for capital adequacy purposes. Loan capital is measured at amortised cost using the effective interest method.

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

j.                 Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires. Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in profit or loss.

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

External liabilities of managed investment schemes controlled by statutory life funds

External liabilities of managed investment schemes controlled by statutory life funds are designated at fair value through profit or loss.

2012 WESTPAC GROUP ANNUAL REPORT	145

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

146	2012 WESTPAC GROUP ANNUAL REPORT

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

2012 WESTPAC GROUP ANNUAL REPORT	147

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

When a hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income and is recognised in the period in which the hedge item affects profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement.

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

148	2012 WESTPAC GROUP ANNUAL REPORT

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

In relation to options, share rights and restricted shares, the weighted average number of shares is adjusted to take into account the weighted average number of shares assumed to have been issued for nil consideration in determining diluted EPS. The number of ordinary shares assumed to be issued for nil consideration represents the difference between the number that would have been issued at the exercise price and the number that would have been issued at the average market price over the reporting period.

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

2012 WESTPAC GROUP ANNUAL REPORT	149

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(x)           Leases

Leases are classified as either finance leases or operating leases. Under a finance lease, substantially all the risks and rewards incidental to legal ownership are transferred to the lessee. In contrast, an operating lease exists where the leased assets are allocated to the lessor.

In its capacity as a lessor, the Group primarily offers finance leases. The Group recognises the assets held under finance lease in the balance sheet as loans at an amount equal to the net investment in the lease. The recognition of finance income is based on a pattern reflecting a constant periodic return on the Group’s net investment in the finance lease. Finance lease income is included within interest income in the income statement (refer to Note 1(b)(ii)).

In its capacity as a lessee, the Group mainly uses property and equipment under operating leases. Payments due to the lessor under operating leases are charged to equipment and occupancy expense on a straight-line basis over the term of the lease (refer to Note 1(c)(iii)).

(xi)         Segment reporting

Operating segments are presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing the financial performance of its divisions internally, Westpac uses a measure of performance it refers to as ‘Cash Earnings’. To calculate Cash Earnings, Westpac adjusts the statutory result for material items that key decision makers believe do not reflect ongoing operations, items that are not considered when dividends are recommended and accounting reclassifications between individual line items that do not impact statutory results, such as policyholder tax recoveries. Details of the specific adjustments made to the statutory result in arriving at Cash Earnings are included in Note 32.

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

These estimates are calibrated against industry standards, economic models and observed transaction prices.

The fair value of financial instruments is provided in Note 28 as well as the mechanism by which fair value has been derived.

150	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The majority of the Group’s derivatives are valued using valuation techniques that utilise observable market inputs. The fair value of substantially all securities positions carried at fair value is determined directly from quoted prices or from market observable inputs applied in valuation models. The Group has financial assets measured at fair value of $127,305 million (2011: $137,334 million). $1,276 million of this is measured at fair value based on significant unobservable market inputs (2011: $1,473 million). The Group has financial liabilities measured at fair value of $127,254 million (2011: $151,545 million). $100 million of this is measured at fair value based on significant unobservable market inputs (2011: $74 million). Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group or the Parent Entity’s reported results.

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

At 30 September 2012, gross loans to customers totalled $518,279 million (2011: $500,654 million) and the provision for loan impairment was $3,834 million (2011: $4,045 million). There are two components to the Group’s loan impairment provisions: individual and collective.

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

The impairment charge reflected in the income statement is $1,212 million (2011: $993 million) and the provision balance at 30 September 2012 of $3,834 million (2011: $4,045 million) represents 0.74% of loans (2011: 0.81%).

Provisions for credit commitments are calculated using the same methodology as described above. The provision for credit commitments was $407 million (2011: $369 million) and was disclosed as part of Note 20.

(iii)         Goodwill

As stated in Note 1(f)(iii)(b), goodwill represents the excess of purchase consideration, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree, over the fair value of the Group’s share of the identified net assets of acquired businesses. Goodwill is tested for impairment at least annually. The carrying value of goodwill as at 30 September 2012 was $8,797 million (2011: $8,582 million).

The determination of the fair value of assets and liabilities of the acquired businesses requires the exercise of management judgment. Different fair values would result in changes to the goodwill balance and to the post-acquisition performance of the acquisition.

2012 WESTPAC GROUP ANNUAL REPORT	151

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Goodwill impairment testing resulted in an impairment of goodwill of nil (2011: nil).

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

k.                Future developments in accounting policies

The following new standards and interpretations which may have a material impact on the Group have been issued, but are not yet effective and have not been early adopted by the Group:

AASB 9 Financial Instruments (Part 1: Classification and Measurement) was issued by the Australian Accounting Standards Board in December 2009. If the standard is not early adopted it will be effective for the 30 September 2016 financial year end. The major changes under the standard are:

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

▪

if an entity holds an investment in asset-backed securities (ABS) it must determine the classification of that investment by looking through to the underlying assets and assess the credit quality of the investment compared with the underlying portfolio of assets. If an entity is unable to look through to the underlying assets, then the investment must be measured at fair value; and

152	2012 WESTPAC GROUP ANNUAL REPORT

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

As a result of the issuance and reissuance of AASB 9, two further standards have been issued by the AASB which give effect to consequential changes to a number of Australian Accounting Standards and Interpretations. These standards are AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 which was issued in December 2009 and AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) which was issued in December 2010. These standards will be applicable when AASB 9 is adopted by the Group.

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

AASB 2011-9 Amendments to Australian Accounting Standards – Presentation of Items of Other Comprehensive Income was issued in September 2011 and will be effective for the 30 September 2013 financial year end. The new standard amends AASB 101 Presentation of financial statements. Under the amended standard, the format of other comprehensive income will need to be changed to separate items that might be recycled to net profit from items that will not be recycled. Items included in other comprehensive income that may be recycled into profit or loss in future periods include gains or losses on cash flow hedges and exchange differences on the translation of foreign operations. Those that will not be recycled include defined benefits actuarial gains and losses.

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

AASB 2012-2 Amendments to Australian accounting Standards – Disclosures – Offsetting Financial Assets and Financial Liabilities was issued in June 2012 and will be effective for the 30 September 2014 financial year end. The amendment requires disclosure of information that will enable users to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with recognised financial assets and liabilities on the Group’s financial position. The amendment is expected to result in additional disclosures.

AASB 2012-3 Amendments to Australian accounting Standards – Offsetting Financial Assets and Financial Liabilities was issued in June 2012 and will be effective for the 30 September 2015 financial year end. The amendment provides application guidance to addressing inconsistencies applied to offsetting criteria provided in AASB 132 Financial Instruments: Presentation, including clarifying the meaning of current legal enforceable right of set-off and that some gross settlement systems may be considered as the equivalent to net settlement. The amendment is not expected to have a material impact on the Group.

2012 WESTPAC GROUP ANNUAL REPORT	153

NOTE 2. NET INTEREST INCOME

	Consolidated			Parent Entity
	2012	2011	2010	2012	2011
	$m	$m	$m	$m	$m
Interest income
Cash	99	71	60	77	70
Receivables due from other financial institutions	188	251	234	77	88
Net ineffectiveness on qualifying hedges	8	(13)	1	7	(14)
Trading securities	2,091	2,356	2,035	2,019	2,287
Other financial assets designated at fair value	108	99	64	99	96
Available-for-sale securities	1,116	789	368	908	702
Loans	33,238	34,530	31,377	29,643	31,168
Regulatory deposits with central banks overseas	24	12	4	24	12
Due from subsidiaries	-	-	-	3,546	2,696
Other interest income	1	3	8	1	2
Total interest income[1]	36,873	38,098	34,151	36,401	37,107
Interest expense
Payables due to other financial institutions	(244)	(191)	(151)	(242)	(191)
Certificates of deposit	(1,619)	(1,907)	(1,855)	(1,586)	(1,860)
At call and term deposits	(12,983)	(12,775)	(10,695)	(11,942)	(11,828)
Trading liabilities	(4,500)	(5,738)	(3,414)	(4,129)	(5,357)
Other financial liabilities designated at fair value	(20)	(38)	(19)	-	-
Debt issues and acceptances	(4,388)	(4,578)	(4,539)	(3,684)	(3,949)
Due to subsidiaries	-	-	-	(3,697)	(2,993)
Loan capital	(454)	(469)	(545)	(428)	(441)
Other interest expense	(163)	(406)	(1,091)	(143)	(136)
Total interest expense[2]	(24,371)	(26,102)	(22,309)	(25,851)	(26,755)
Net interest income	12,502	11,996	11,842	10,550	10,352

[1]

Total interest income for financial assets that are not at fair value through profit or loss is $34,666 million (2011: $35,656 million, 2010: $32,051 million) for the Group and $34,276 million (2011: $34,738 million, 2010: $27,870 million) for the Parent Entity.

[2]

Total interest expense for financial liabilities that are not at fair value through profit or loss is $17,990 million (2011: $18,300 million, 2010: $17,300 million) for the Group and $19,916 million (2011: $19,440 million, 2010 $16,167 million) for the Parent Entity.

154	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 3. NON-INTEREST INCOME

	Consolidated			Parent Entity
	2012	2011	2010	2012	2011
	$m	$m	$m	$m	$m
Fees and commissions
Facility fees	1,179	1,105	1,032	1,182	1,116
Transaction fees and commissions received	1,185	1,180	1,153	1,092	1,124
Other non-risk fee income	266	283	284	329	246
Total fees and commissions	2,630	2,568	2,469	2,603	2,486
Wealth management and insurance income
Life insurance and funds management net operating income	1,613	1,463	1,394	-	-
General insurance and lenders mortgage insurance net operating income	178	155	166	-	-
Total wealth management and insurance income	1,791	1,618	1,560	-	-
Trading income
Foreign exchange income	476	329	462	387	276
Other trading securities	374	229	335	350	217
Total trading income	850	558	797	737	493
Other income
Dividends received from subsidiaries	-	-	-	568	624
Dividends received from other entities	12	17	25	7	13
Rental income	1	2	6	1	1
Net gain on disposal of assets	46	51	46	45	42
Net gain/(loss) on ineffective hedges	3	(5)	10	3	(5)
Net gain on hedging overseas operations	78	55	29	13	1
Net gain/(loss) on derivatives held for risk management purposes[1]	(36)	(28)	27	(32)	(25)
Net gain/(loss) on financial instruments designated at fair value	27	28	41	31	(21)
Other	79	53	58	65	(30)
Total other income	210	173	242	701	600
Total non-interest income	5,481	4,917	5,068	4,041	3,579
Wealth management and insurance income comprised
Funds management income	1,037	914	896	-	-
Life insurance premium income	637	559	501	-	-
Life insurance commissions, investment income and other income	836	99	455	-	-
Life insurance claims and changes in life insurance liabilities	(897)	(109)	(458)	-	-
General insurance and lenders mortgage insurance premiums earned	370	356	341	-	-
General insurance and lenders mortgage insurance commissions, investment and other income	30	30	15	-	-
General insurance and lenders mortgage insurance claims incurred, underwriting and commission expenses	(222)	(231)	(190)	-	-
Total wealth management and insurance income	1,791	1,618	1,560	-	-

[1]

Income from derivatives held for risk management purposes primarily comprises net gains or losses on realised and unrealised hedges on New Zealand future earnings and net gains or losses on the hedge of our 2003 Trust Preferred Securities.

2012 WESTPAC GROUP ANNUAL REPORT	155

NOTE 4. OPERATING EXPENSES

	Consolidated			Parent Entity
	2012	2011	2010	2012	2011
	$m	$m	$m	$m	$m
Salaries and other staff expenses
Salaries and wages	3,113	3,015	3,052	2,514	2,448
Employee entitlements	326	305	258	284	261
Employee related taxes	209	194	177	181	165
Superannuation expense:
Defined contribution plans	237	234	212	190	187
Defined benefit plans (Note 35)	39	29	39	39	29
Equity based compensation	155	112	125	119	77
Restructuring costs	159	110	56	143	103
Other	20	56	71	9	42
Total salaries and other staff expenses	4,258	4,055	3,990	3,479	3,312
Equipment and occupancy expenses
Operating lease rentals	535	505	482	464	408
Depreciation, amortisation and impairment:
Premises	14	16	17	13	15
Leasehold improvements	106	89	62	92	81
Furniture and equipment	62	63	61	54	54
Technology	85	76	66	71	59
Software	352	265	300	291	208
Equipment repairs and maintenance	76	80	75	66	68
Electricity, water and rates	12	12	11	8	9
Land tax	8	6	5	7	6
Other	28	3	3	20	(8)
Total equipment and occupancy expenses	1,278	1,115	1,082	1,086	900
Other expenses
Amortisation of deferred expenditure	6	4	6	18	18
Amortisation and impairment of intangible assets	225	208	208	208	208
Non-lending losses	172	43	38	161	39
Purchased services:
Technology and information services	278	254	280	208	196
Legal	29	29	33	17	16
Other professional services	402	448	483	285	311
Credit card loyalty programs	133	127	117	133	127
Stationery	78	82	83	58	60
Postage and freight	151	145	139	123	116
Outsourcing costs	620	592	583	496	455
Insurance	16	14	21	11	12
Advertising	147	176	162	94	128
Training	20	28	29	13	20
Travel	66	70	73	48	51
Other expenses	30	16	89	53	127
Total other expenses	2,373	2,236	2,344	1,926	1,884
Operating expenses	7,909	7,406	7,416	6,491	6,096

156	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 5. INCOME TAX

	Consolidated			Parent Entity
	2012	2011	2010	2012	2011
	$m	$m	$m	$m	$m
The income tax expense for the year is reconciled to the profit before income tax as follows
Profit before income tax	8,862	8,514	8,038	7,099	7,060
Prima facie income tax based on the Australian company tax rate of 30%	2,659	2,554	2,411	2,130	2,118
The effect of amounts which are not deductible (assessable) in calculating taxable income
Change in tax rate[1]	1	7	6	2	1
Rebatable and exempt dividends	(1)	(2)	(5)	(168)	(184)
Life insurance:
Tax adjustment on policyholders’ earnings[2]	8	(10)	(8)	-	-
Adjustment for life business tax rates	(6)	(6)	(9)	2	-
Other non-assessable items	(29)	(40)	(26)	(17)	(17)
Other non-deductible items	63	66	36	55	68
Adjustment for overseas tax rates	3	1	1	21	1
Income tax (over)/under provided in prior years	(10)	(33)	(4)	(12)	(21)
St.George tax consolidation adjustment[3]	-	(1,110)	(685)	-	(1,110)
TOFA tax consolidation adjustment[4]	165	-	-	165	-
Other items	(27)	28	(91)	(31)	(9)
Total income tax expense in the income statement	2,826	1,455	1,626	2,147	847
Income tax analysis

Income tax expense attributable to profit from ordinary activities comprised:
Current income tax:
Australia	2,175	1,809	1,705	1,767	1,464
Overseas	344	180	184	140	30
	2,519	1,989	1,889	1,907	1,494
Deferred income tax:
Australia	319	(591)	(224)	259	(669)
Overseas	(2)	90	(35)	(7)	43
	317	(501)	(259)	252	(626)
Under/(over) provision in prior years:
Australia	(8)	(20)	(3)	(7)	(9)
Overseas	(2)	(13)	(1)	(5)	(12)
	(10)	(33)	(4)	(12)	(21)
Total Australia	2,486	1,198	1,478	2,019	786
Total overseas	340	257	148	128	61
Total income tax expense attributable to profit from ordinary activities	2,826	1,455	1,626	2,147	847

[1]

During 2012 the company tax rates in the UK and Fiji reduced from 26% to 24%, and 28% to 20% respectively. The impact of these changes has been taken into account in the measurement of deferred tax at the end of the reporting period. The impact of the change in New Zealand’s company tax rate from 30% to 28% was included in 2011.

[2]

In accordance with the requirements of AASB 1038, tax expense for 2012 includes a $12 million tax charge on policyholders’ investment earnings (2011: $14 million tax benefit, 2010: $12 million tax benefit) of which $4 million is prima facie a tax expense (2011: $4 million tax benefit, 2010: $4 million tax benefit) and the balance of $8 million tax expense (2011: $10 million tax benefit, 2010: $8 million tax benefit) is shown here.

[3]

Following the redemption of St.George Bank Limited’s hybrid instruments on 31 March 2009, St.George and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group. Westpac was required to reset the tax value of certain St.George assets to the appropriate market value of those assets. Given the complexity of this process, the assessed tax treatment for the 2009 and 2010 financial years was finalised and the approach agreed with the ATO in October 2010, which gave rise to a reduction of income tax expense of $685 million. The assessed tax treatment for the 2011 financial year and following years was agreed with the ATO in March 2011 and gave rise to a reduction of income tax expense of $1,110 million.

[4]

New legislation that included retrospective amendments to the income tax law as it applies to TOFA and tax consolidated groups was introduced during the 2012 financial year. The amendments have an adverse application to certain liabilities that were consolidated as part of the St.George merger. This gave rise to an additional income tax expense of $165 million for the 2012 financial year.

2012 WESTPAC GROUP ANNUAL REPORT	157

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

Taxation of financial arrangements

TOFA applies to all entities in the Australian tax consolidation group from 1 October 2010. Subject to certain elections being made, TOFA improves the alignment of the tax treatment of gains and losses from financial arrangements with the accounting treatment adopted in the financial statements. Other than the recent retrospective change in law, referred to above, TOFA did not significantly impact the Group. This is because of the transitional rules which require existing estimated deferred tax balances impacted by TOFA to be amortised to taxable income over a four year period.

NOTE 6. DIVIDENDS

	Consolidated			Parent Entity
	2012	2011	2010	2012	2011
	$m	$m	$m	$m	$m
Recognised amounts
Ordinary dividends
2011 final dividend paid 80 cents per share (2010: 74 cents per share, 2009: 60 cents per share) all fully franked at 30%	2,423	2,209	1,762	2,425	2,212
2012 interim dividend paid 82 cents per share (2011: 76 cents per share, 2010: 65 cents per share) all fully franked at 30%	2,501	2,284	1,932	2,506	2,288
Total ordinary dividends	4,924	4,493	3,694	4,931	4,500
Distributions on other equity instruments
Convertible debentures	-	-	-	47	58
Total distributions on other equity instruments	-	-	-	47	58
Dividends not recognised at year end
Since year end the Directors have recommended the payment of the following final ordinary dividend:
Ordinary shares 84 cents per share (2011: 80 cents per share, 2010: 74 cents per share) all fully franked at 30%	2,584	2,423	2,209	2,588	2,425

The amount disclosed as recognised for ordinary dividends is the final dividend paid in respect of the prior financial year and the interim dividend paid in respect of the current financial year.

The Board has determined to satisfy the DRP for the 2012 final dividend by issuing Westpac ordinary shares.

	Parent Entity
	2012	2011	2010
	$m	$m	$m
Franking account balance
Franking account balance as at year end	1,453	2,118	2,595
Franking credits that will arise from payment of current income tax	685	273	(31)
Adjusted franking account balance after payment of current income tax	2,138	2,391	2,564
Franking credits to be utilised for payment of unrecognised final dividend	(1,109)	(1,048)	(956)
Adjusted franking account balance	1,029	1,343	1,608

158	2012 WESTPAC GROUP ANNUAL REPORT

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

	Consolidated
	2012		2011		2010
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($m)
Net profit attributable to owners of Westpac Banking Corporation	5,970	5,970	6,991	6,991	6,346	6,346
RSP treasury shares distributions[1]	(11)	-	(8)	-	(6)	-
2004 TPS distributions	-	18	-	20	-	20
2007 convertible notes distributions	-	16	-	31	-	27
Westpac SPS distributions	-	34	-	37	-	33
Westpac SPS II distributions	-	36	-	39	-	36
Westpac CPS dividends	-	34	-	-	-	-
Net profit attributable to owners of Westpac Banking Corporation adjusted for the effect of dilution	5,959	6,108	6,983	7,118	6,340	6,462

Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	3,056	3,056	3,010	3,010	2,972	2,972
Effect of own shares held	(13)	(13)	(13)	(13)	(12)	(12)
Potential dilutive adjustment:
Exercise of options and share rights and vesting of restricted shares	-	13	-	7	-	9
Conversion of 2004 TPS	-	21	-	27	-	23
Conversion of 2007 convertible notes	-	23	-	52	-	44
Conversion of Westpac SPS	-	43	-	53	-	45
Conversion of Westpac SPS II	-	38	-	47	-	39
Conversion of Westpac CPS	-	26	-	-	-	-
Total weighted average number of ordinary shares	3,043	3,207	2,997	3,183	2,960	3,120
Earnings per ordinary share (cents)	195.8	190.5	233.0	223.6	214.2	207.1

[1]

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

Information concerning the classification of securities

Options and share rights

Options and share rights granted to employees prior to 30 September 2012 are considered to be potential ordinary shares and have been considered in the determination of diluted EPS. The options and share rights have not been considered in the determination of basic EPS. Details relating to options and share rights are set out in Note 25.

During the year, 2,146,405 (2011: 2,114,547, 2010: 3,823,525) options and share rights were converted to ordinary shares. The diluted EPS calculation includes that portion of these options and share rights assumed to be issued for nil consideration, weighted with reference to the date of conversion.

The exercise prices of all options are included in Note 25. In determining diluted EPS, options and share rights with an exercise price (including grant date fair value that will be expensed in future periods) greater than the average Westpac share price over the year have not been included, as these are not considered dilutive. Performance options and performance share rights are only included in determining diluted EPS to the extent that they are dilutive and performance hurdles are met at year end.

Subsequent to 30 September 2012:

¾        200,591 ordinary shares were issued to employees due to the exercise of options (2011: 170,290, 2010: 76,000); and

¾        709,521 ordinary shares were issued to employees due to the exercise of share rights (2011: 31,128, 2010: 126,106).

2012 WESTPAC GROUP ANNUAL REPORT	159

NOTE 7. EARNINGS PER SHARE (CONTINUED)

Restricted Share Plan

Under the Restricted Share Plan (RSP), Westpac ordinary shares are allocated to eligible employees for nil consideration. Full entitlement to these shares does not vest until a service period has been completed. RSP shares have not been included in determining basic EPS. For further details, refer to Note 25.

2004 TPS

As 2004 TPS can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered. For 2012, 2004 TPS were dilutive (2011: dilutive, 2010: dilutive) and have been included in the determination of diluted EPS.

2004 TPS have not been included in the determination of basic EPS.

2007 convertible notes

The 2007 convertible notes were redeemed for cash on 19 April 2012.  As the 2007 convertible notes could be exchanged into ordinary shares at the discretion of Westpac upon certain conditions being satisfied, the potential dilutive effect has been considered. For 2012, the 2007 convertible notes were dilutive (2011: dilutive, 2010: dilutive) and have been included in the determination of diluted EPS. The computation of the number of ordinary shares that may arise from conversion has been weighted for the proportion of the year that the 2007 convertible notes were on issue.

2007 convertible notes have not been included in the determination of basic EPS.

Westpac Stapled Preferred Securities (Westpac SPS and Westpac SPS II)

Westpac SPS and Westpac SPS II are securities, each consisting of a perpetual, unsecured, non-cumulative subordinated note issued by Westpac’s New York branch, stapled to a preference share issued by Westpac. Westpac SPS were issued on 30 July 2008 and Westpac SPS II were issued on 31 March 2009. As Westpac SPS and Westpac SPS II can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered. For 2012, the Westpac SPS and Westpac SPS II were dilutive (2011: dilutive, 2010: dilutive) and have been included in the determination of diluted EPS.

Westpac SPS and Westpac SPS II have not been included in the determination of basic EPS.

Westpac Convertible Preference Shares (Westpac CPS)

Westpac CPS are fully paid, perpetual, non-cumulative, unsecured preference shares issued by Westpac on 23 March 2012. As Westpac CPS are convertible into ordinary shares on the scheduled conversion date or under certain circumstances, any dilutive impact must be considered. For 2012, Westpac CPS were dilutive and have been included in the determination of diluted EPS. Westpac CPS was weighted for the proportion of the year the instrument was on issue.

Westpac CPS have not been included in the determination of basic EPS.

The terms and conditions associated with 2004 TPS, Westpac SPS, Westpac SPS II and Westpac CPS are discussed in more detail in Note 23.

NOTE 8. RECEIVABLES DUE FROM OTHER FINANCIAL INSTITUTIONS

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Conduit assets	2,544	2,779	-	-
Cash collateral	4,737	1,650	4,409	1,580
Interbank lending	2,947	4,122	2,919	3,657
Total receivables due from other financial institutions	10,228	8,551	7,328	5,237

160	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 9. TRADING SECURITIES AND OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

	Consolidated			Parent Entity
	2012	2011	2010	2012	2011
	$m	$m	$m	$m	$m
Securities	34,455	45,195	37,749	32,827	42,514
Securities purchased under agreement to resell	10,148	2,776	2,262	10,148	2,776
Total trading securities	44,603	47,971	40,011	42,975	45,290
Other financial assets designated at fair value	2,664	2,960	3,464	1,903	2,093
Total trading securities and other financial assets designated at fair value	47,267	50,931	43,475	44,878	47,383

Trading securities includes the following:

	Consolidated			Parent Entity
	2012	2011	2010	2012	2011
	$m	$m	$m	$m	$m
Australian public securities:
Commonwealth securities	3,172	1,996	928	3,172	1,996
State Government securities	6,249	8,821	4,387	6,158	8,813
Australian equity securities	44	48	102	44	48
Australian debt securities[1]	20,952	28,419	27,936	20,463	26,622
Overseas public securities	826	2,024	1,489	639	1,211
Overseas debt securities[1]	3,164	3,842	2,893	2,303	3,779
Other securities	48	45	14	48	45
Total securities	34,455	45,195	37,749	32,827	42,514
Securities purchased under agreement to resell	10,148	2,776	2,262	10,148	2,776
Total trading securities	44,603	47,971	40,011	42,975	45,290

1      In the current year we have revised classifications within trading securities.

Other financial assets designated at fair value include:

	Consolidated			Parent Entity
	2012	2011	2010	2012	2011
	$m	$m	$m	$m	$m
Australian debt securities	1,840	2,145	3,060	1,313	1,498
Overseas debt securities	545	677	404	475	585
Australian equity securities	279	138	-	115	10
Total other financial assets designated at fair value	2,664	2,960	3,464	1,903	2,093

The Group has total holdings of debt securities from two Australian financial institutions and three Australian State-Government Institutions, the aggregate book and market value, each of which exceeded 10% of the Group total shareholders’ equity at 30 September 2012.

The Group holds $37 million of US Government bonds recognised in the categories trading securities, other financial assets designated at fair value or available-for-sale securities (Note 10) at 30 September 2012 (2011: $344 million, 2010: $330 million).

2012 WESTPAC GROUP ANNUAL REPORT	161

NOTE 10. AVAILABLE-FOR-SALE SECURITIES

	Consolidated			Parent Entity
	2012	2011	2010	2012	2011
	$m	$m	$m	$m	$m
Available-for-sale securities – at fair value
Australian public securities (State Government securities)	18,342	14,572	9,996	18,343	14,553
Australian debt securities	2,667	615	523	2,369	244
Overseas public securities	2,427	1,788	485	-	91
Overseas debt securities	801	855	684	219	380
Australian equity securities	106	66	147	105	66
Overseas equity securities	122	169	280	-	92
	24,465	18,065	12,115	21,036	15,426
Available-for-sale securities – at cost[1]
Unlisted securities	7	10	9	3	-
Total available-for-sale securities	24,472	18,075	12,124	21,039	15,426

1      Investments in certain unlisted securities are measured at cost because the fair value cannot be reliably measured. These investments represent non-controlling interests in companies for which active markets do not exist and quoted prices are not available.

Available-for-sale securities change in fair value resulted in a gain of $139 million for the Group (2011: $73 million loss) and a gain of $69 million for the Parent Entity (2011: $106 million loss) being recognised in other comprehensive income (refer to ‘Statements of changes in equity’).

The following table shows the maturities of the Group’s available-for-sale securities and their weighted-average yield as at 30 September 2012. There are no tax-exempt securities.

	2012
	Within		Over 1 Year		Over 5 Years		Over		No Specific			Weighted
	1 Year		to 5 Years		to 10 Years		10 Years		Maturity		Total	Average
	$m	%	$m	%	$m	%	$m	%	$m	%	$m	%
Carrying amount
Australian public securities	-	-	3,413	5.5	10,868	5.3	4,061	4.9	-	-	18,342	5.2
Australian debt securities	4	-	2,064	7.7	599	4.5	-	-	-	-	2,667	7.4
Overseas public securities	664	3.7	407	4.9	1,299	4.1	57	3.8	-	-	2,427	4.1
Overseas debt securities	144	2.4	620	3.0	37	6.5	-	-	-	-	801	3.4
Australian equity securities	-	-	-	-	-	-	-	-	106	-	106	-
Overseas equity securities	-	-	-	-	-	-	-	-	122	-	122	-
Unlisted securities at cost	-	-	-	-	-	-	-	-	7	-	7	-
Total by maturity	812		6,504		12,803		4,118		235		24,472

The maturity profile is determined based upon contractual terms for available-for-sale instruments.

162	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 11. LOANS

The following table shows loans disaggregated by type of product. Loans are classified based on the location of the lending office:

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Australia
Overdrafts	3,171	3,247	3,171	3,247
Credit card outstandings	9,675	9,532	9,675	9,532
Overnight and at call money market loans	136	13	136	13
Acceptance of finance	38,175	39,260	38,175	39,260
Term loans:[1]
Housing	283,703	269,597	283,703	269,589
Housing – line of credit	32,639	34,972	32,639	34,972
Total housing	316,342	304,569	316,342	304,561
Non-housing	84,244	79,479	78,267	74,049
Finance leases	5,997	6,296	3,657	3,855
Margin lending	2,279	2,852	2,279	2,852
Other	2,995	3,234	2,995	3,234
Total Australia	463,014	448,482	454,697	440,603
New Zealand
Overdrafts	1,147	970	-	229
Credit card outstandings	1,045	996	-	-
Overnight and at call money market loans	1,215	1,235	3	625
Term loans:
Housing	28,685	27,486	-	-
Non-housing	15,784	15,035	20	4,282
Other	369	387	285	262
Total New Zealand	48,245	46,109	308	5,398
Total other overseas	7,020	6,063	5,672	4,821
Total loans	518,279	500,654	460,677	450,822
Provisions on loans (refer to Note 12)	(3,834)	(4,045)	(3,188)	(3,443)
Total net loans[2]	514,445	496,609	457,489	447,379
Net loans classification[3]
Loans – housing and personal	365,221	351,969	331,228	319,842
Loans – business	149,224	144,640	126,261	127,537
Total net loans[2]	514,445	496,609	457,489	447,379

[1]	Securitised loans are included in term loans. Further detail on securitised assets is disclosed in Note 31.
[2]

Included in net loans is $12 billion (2011: $11 billion) of loans designated at fair value to reduce an accounting mismatch. The cumulative change in fair value of the loans attributable to credit risk is a decrease of $125 million (2011: $133 million) for the Group and Parent Entity. The change in fair value of loans attributable to credit risk recognised during the period is $8 million (2011: $2 million) for the Group and Parent Entity.

[3]	Loans – housing and personal include products of a retail nature including mortgages, personal loans, credit cards and customer overdrafts.
Loans – business include corporate funding, working capital, trade and overdraft facilities.

2012 WESTPAC GROUP ANNUAL REPORT	163

NOTE 11. LOANS (CONTINUED)

The following table shows loans presented based on their industry classification.

	Consolidated
	2012	2011	2010	2009	2008
	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	7,035	7,121	7,195	7,174	3,862
Agriculture, forestry and fishing	7,683	7,790	7,797	7,795	5,625
Construction	6,610	6,084	5,968	6,511	4,201
Finance and insurance	14,376	15,925	13,643	19,388	18,570
Government, administration and defence	1,285	781	806	563	451
Manufacturing	10,798	11,339	10,958	12,287	10,223
Mining	2,104	1,488	1,337	1,883	1,864
Property, property services and business services	46,728	45,559	48,398	54,066	35,975
Services[1]	9,548	8,936	9,408	10,163	6,853
Trade[2]	15,925	16,094	16,240	15,683	10,768
Transport and storage	7,741	6,677	7,351	8,039	5,485
Utilities[3]	2,716	2,581	2,421	2,640	2,347
Retail lending	328,109	316,777	301,150	267,490	154,985
Other	2,356	1,330	1,282	2,389	1,663
Total Australia	463,014	448,482	433,954	416,071	262,872
Overseas
Accommodation, cafes and restaurants	594	580	570	691	649
Agriculture, forestry and fishing	5,345	4,975	4,699	4,903	4,739
Construction	1,220	1,180	1,180	1,242	1,225
Finance and insurance	2,406	1,998	1,886	2,699	2,904
Government, administration and defence	533	464	474	450	339
Manufacturing	3,682	2,925	2,143	2,607	3,063
Mining	640	368	363	291	301
Property, property services and business services	9,620	9,659	9,156	9,844	10,113
Services[1]	2,174	2,149	2,026	2,392	2,751
Trade[2]	4,411	4,047	3,289	2,976	3,499
Transport and storage	1,589	1,928	1,800	1,976	1,683
Utilities[3]	1,212	1,010	1,104	1,340	1,199
Retail lending	21,766	20,723	19,574	19,103	18,703
Other	73	166	148	1,258	1,450
Total overseas	55,265	52,172	48,412	51,772	52,618
Total loans	518,279	500,654	482,366	467,843	315,490
Provisions on loans	(3,834)	(4,045)	(4,711)	(4,384)	(1,945)
Total net loans	514,445	496,609	477,655	463,459	313,545

1      Services includes education, health and community services, cultural and recreational services and personal and other services.

2      Trade includes wholesale trade and retail trade.

3      Utilities includes electricity, gas and water and communication services.

164	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 11. LOANS (CONTINUED)

The following table shows the consolidated contractual maturity distribution of all loans by type of customer as at 30 September 2012:

	2012
	Up to 1 Year	1 to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m
Loans by type of customer in Australia
Accommodation, cafes and restaurants	3,732	2,430	873	7,035
Agriculture, forestry and fishing	3,182	3,295	1,206	7,683
Construction	1,538	3,535	1,537	6,610
Finance and insurance	4,826	6,738	2,812	14,376
Government, administration and defence	187	599	499	1,285
Manufacturing	4,372	5,234	1,192	10,798
Mining	323	1,467	314	2,104
Property, property services and business services	20,434	20,246	6,048	46,728
Services[1]	2,844	4,790	1,914	9,548
Trade[2]	6,342	7,148	2,435	15,925
Transport and storage	1,298	5,342	1,101	7,741
Utilities[3]	543	1,963	210	2,716
Retail lending	25,202	47,773	255,134	328,109
Other	1,617	346	393	2,356
Total Australia	76,440	110,906	275,668	463,014
Total overseas	15,571	8,734	30,960	55,265
Total loans	92,011	119,640	306,628	518,279

1      Services includes education, health and community services, cultural and recreational services and personal and other services.

2      Trade includes wholesale trade and retail trade.

3      Utilities includes electricity, gas and water and communication services.

	Consolidated
	2012			2011
	Loans at	Loans at		Loans at	Loans at
	Variable	Fixed		Variable	Fixed
	Interest	Interest		Interest	Interest
	Rates	Rates	Total	Rates	Rates	Total
	$m	$m	$m	$m	$m	$m
Interest rate segmentation of Group loans maturing after one year
By offices in Australia	330,398	56,176	386,574	307,899	51,063	358,962
By offices overseas	17,568	22,126	39,694	16,797	21,730	38,527
Total loans maturing after one year	347,966	78,302	426,268	324,696	72,793	397,489

2012 WESTPAC GROUP ANNUAL REPORT	165

NOTE 11. LOANS (CONTINUED)

Loans include the following finance receivables:

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Gross investment in finance leases, receivable:
Due within one year	747	669	425	408
Due after one year but not later than five years	5,692	6,294	3,377	3,682
Due after five years	797	658	432	402
Unearned future finance income on finance leases	(1,034)	(1,137)	(527)	(586)
Net investment in finance leases	6,202	6,484	3,707	3,906
Accumulated allowance for uncollectible minimum lease payments	(27)	(47)	(26)	(47)
Net investment in finance leases after accumulated allowance	6,175	6,437	3,681	3,859
The net investment in finance leases may be analysed as follows:
Due within one year	716	654	410	395
Due after one year but not later than five years	4,901	5,307	2,966	3,210
Due after five years	585	523	331	301
Total net investment in finance leases	6,202	6,484	3,707	3,906

NOTE 12. PROVISIONS FOR IMPAIRMENT CHARGES

	Consolidated			Parent Entity
	2012	2011	2010	2012	2011
	$m	$m	$m	$m	$m
Collectively assessed provisions
Balance as at beginning of the year	2,953	3,439	3,506	2,536	2,977
Transfers[1]	-	-	-	(44)	-
Provisions raised/(released)	342	(24)	363	285	(37)
Write-offs	(756)	(739)	(667)	(646)	(644)
Interest adjustment	229	264	276	195	230
Exchange rate and other adjustments	3	13	(39)	10	10
Balance as at end of the year	2,771	2,953	3,439	2,336	2,536
Individually assessed provisions
Balance as at beginning of the year	1,461	1,622	1,228	1,251	1,360
Transfers[1]	-	-	-	(31)	-
Provisions raised	1,442	1,619	1,497	1,219	1,362
Write-backs	(468)	(542)	(353)	(416)	(502)
Write-offs	(952)	(1,188)	(684)	(787)	(918)
Interest adjustment	(38)	(11)	(43)	(35)	(17)
Exchange rate and other adjustments	25	(39)	(23)	26	(34)
Balance as at end of the year	1,470	1,461	1,622	1,227	1,251
Total provisions for impairment charges on loans and credit commitments	4,241	4,414	5,061	3,563	3,787
Less provisions for credit commitments (refer to Note 20)	(407)	(369)	(350)	(375)	(344)
Total provisions for impairment charges on loans	3,834	4,045	4,711	3,188	3,443

1    In the current financial year, provisions in respect of loans were transferred to Westpac New Zealand Limited as part of the business reorganisation. Refer to Note 32 for further details.

	Consolidated			Parent Entity
	2012	2011	2010	2012	2011
	$m	$m	$m	$m	$m
Reconciliation of impairment charges
Individually assessed provisions raised	1,442	1,619	1,497	1,219	1,362
Write-backs	(468)	(542)	(353)	(416)	(502)
Recoveries	(104)	(60)	(51)	(87)	(48)
Collectively assessed provisions raised/(released)	342	(24)	363	285	(37)
Impairment charges	1,212	993	1,456	1,001	775

166	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 12. PROVISIONS FOR IMPAIRMENT CHARGES (CONTINUED)

The following table presents provisions for impairment charges on loans by industry classification for the past five years:

	Consolidated
	2012		2011		2010		2009		2008
	$m	%	$m	%	$m	%	$m	%	$m	%
Individually assessed provisions by type of customer
Australia
Accommodation, cafes and restaurants	53	1.2	45	1.0	44	0.9	50	1.1	1	-
Agriculture, forestry and fishing	46	1.1	28	0.6	27	0.5	43	0.9	3	0.1
Construction	73	1.7	63	1.4	32	0.6	33	0.7	3	0.1
Finance and insurance	38	0.9	58	1.3	60	1.2	74	1.6	50	2.3
Manufacturing	116	2.7	90	2.0	143	2.8	93	2.0	17	0.8
Mining	2	0.1	2	-	31	0.6	46	1.0	-	-
Property, property services and business services	518	12.2	559	12.7	595	11.8	409	8.6	51	2.4
Services[1]	121	2.9	96	2.2	51	1.0	49	1.0	137	6.3
Trade[2]	87	2.1	97	2.2	47	0.9	62	1.3	55	2.6
Transport and storage	47	1.1	38	0.9	80	1.6	15	0.3	3	0.1
Utilities[3]	22	0.5	23	0.5	27	0.5	37	0.8	-	-
Retail lending	67	1.6	74	1.7	137	2.7	148	3.1	9	0.4
Other	7	0.2	7	0.2	26	0.5	23	0.5	2	0.1
Total Australia	1,197	28.3	1,180	26.7	1,300	25.6	1,082	22.9	331	15.2
New Zealand
Accommodation, cafes and restaurants	5	0.1	2	-	2	-	2	-	1	-
Agriculture, forestry and fishing	20	0.5	20	0.5	46	0.9	17	0.4	6	0.3
Construction	2	0.1	4	0.1	2	-	4	0.1	1	-
Finance and insurance	9	0.2	3	0.1	1	-	1	-	-	-
Manufacturing	16	0.4	29	0.7	10	0.2	14	0.3	1	-
Mining	-	-	1	-	-	-	-	-	-	-
Property, property services and business services	116	2.7	112	2.5	143	2.9	43	0.9	22	1.0
Services[1]	35	0.8	6	0.1	5	0.1	4	0.1	1	-
Trade[2]	3	0.1	7	0.2	13	0.3	6	0.1	4	0.2
Transport and storage	-	-	-	-	-	-	2	-	-	-
Utilities[3]	-	-	-	-	12	0.2	-	-	-	-
Retail lending	14	0.3	27	0.6	36	0.8	31	0.7	20	0.9
Total New Zealand	220	5.2	211	4.8	270	5.4	124	2.6	56	2.4
Other overseas
Accommodation, cafes and restaurants	2	0.1	2	-	1	-	4	0.1	1	-
Agriculture, forestry and fishing	2	0.1	-	-	1	-	3	0.1	1	-
Construction	7	0.2	-	-	-	-	8	0.2	-	-
Finance and insurance	23	0.5	17	0.6	-	-	-	-	-	-
Manufacturing	2	-	2	-	-	-	-	-	5	0.2
Mining	-	-	-	-	-	-	-	-	1	-
Property, property services and business services	9	0.2	19	0.4	6	0.1	-	-	11	0.5
Services[1]	2	-	1	-	16	0.3	1	-	-	-
Trade[2]	1	-	2	-	-	-	4	0.1	2	0.1
Transport and storage	1	-	17	0.4	19	0.4	2	-	2	0.1
Retail lending	4	0.1	10	0.2	9	0.2	-	-	1	-
Other	-	-	-	-	-	-	-	-	2	0.1
Total other overseas	53	1.2	70	1.6	52	1.0	22	0.5	26	1.0
Total overseas	273	6.4	281	6.4	322	6.4	146	3.1	82	3.4
Total individually assessed provisions	1,470	34.7	1,461	33.1	1,622	32.0	1,228	26.0	413	18.6
Total collectively assessed provisions	2,771	65.3	2,953	66.9	3,439	68.0	3,506	74.0	1,761	81.4
Total provisions for impairment charges and credit commitments	4,241	100.0	4,414	100.0	5,061	100.0	4,734	100.0	2,174	100.0

1      Services includes education, health and community services, cultural and recreational services and personal and other services.

2      Trade includes wholesale trade and retail trade.

3      Utilities includes electricity, gas and water and communication services.

2012 WESTPAC GROUP ANNUAL REPORT	167

NOTE 12. PROVISIONS FOR IMPAIRMENT CHARGES (CONTINUED)

The following table shows details of loan write-offs by industry classifications for the past five years:

	Consolidated
	2012	2011	2010	2009	2008
	$m	$m	$m	$m	$m
Write-offs
Australia
Accommodation, cafes and restaurants	(24)	(34)	(47)	(5)	(3)
Agriculture, forestry and fishing	(11)	(23)	(9)	(6)	(7)
Construction	(106)	(27)	(68)	(37)	(5)
Finance and insurance	(11)	(5)	(30)	(327)	-
Manufacturing	(45)	(134)	(45)	(37)	(30)
Mining	(1)	(15)	(14)	(13)	-
Property, property services and business services	(453)	(507)	(272)	(156)	(26)
Services[1]	(41)	(28)	(32)	(107)	(6)
Trade[2]	(53)	(57)	(51)	(115)	(10)
Transport and storage	(37)	(60)	(25)	(13)	(7)
Utilities[3]	(33)	(7)	(4)	(101)	-
Retail lending	(597)	(661)	(566)	(611)	(291)
Other	(11)	(21)	(39)	(22)	(9)
Total Australia	(1,423)	(1,579)	(1,202)	(1,550)	(394)
New Zealand
Accommodation, cafes and restaurants	(2)	(3)	(2)	(1)	-
Agriculture, forestry and fishing	(23)	(59)	(4)	-	-
Construction	(9)	(24)	(4)	(27)	-
Finance and insurance	(2)	(1)	(1)	(3)	-
Manufacturing	(17)	(12)	(15)	(70)	(1)
Mining	(1)	-	-	-	-
Property, property services and business services	(105)	(126)	(29)	(146)	(4)
Services[1]	(5)	(4)	(4)	(3)	(1)
Trade[2]	(3)	(15)	(3)	(10)	(16)
Transport and storage	(1)	-	(2)	-	-
Utilities[3]	-	(13)	-	-	-
Retail lending	(59)	(84)	(79)	(88)	(53)
Other	(1)	(1)	(3)	(2)	-
Total New Zealand	(228)	(342)	(146)	(350)	(75)
Other overseas
Accommodation, cafes and restaurants	(3)	-	-	(3)	-
Agriculture, forestry and fishing	(1)	-	-	(2)	-
Construction	(3)	-	-	(5)	-
Finance and insurance	(12)	-	-	-	-
Manufacturing	(1)	(3)	-	-	-
Property, property services and business services	(7)	(1)	(3)	(3)	-
Services[1]	(2)	-	-	(6)	-
Trade[2]	(2)	-	-	(3)	-
Transport and storage	(19)	-	-	(1)	-
Retail lending	(7)	-	-	-	(1)
Other	-	(2)	-	-	(1)
Total other overseas	(57)	(6)	(3)	(23)	(2)
Total write-offs	(1,708)	(1,927)	(1,351)	(1,923)	(471)
Write-offs in relation to:
Collectively assessed provisions	(756)	(739)	(667)	(632)	(378)
Individually assessed provisions	(952)	(1,188)	(684)	(1,291)	(93)
Total write-offs	(1,708)	(1,927)	(1,351)	(1,923)	(471)

1      Services includes education, health and community services, cultural and recreational services and personal and other services.

2      Trade includes wholesale trade and retail trade.

3      Utilities includes electricity, gas and water and communication services.

168	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 12. PROVISIONS FOR IMPAIRMENT CHARGES (CONTINUED)

The following table shows details of recoveries of loans by industry classifications for the past five years:

	Consolidated
	2012	2011	2010	2009	2008
	$m	$m	$m	$m	$m
Recoveries
Australia
Accommodation, cafes and restaurants	-	-	1	-	-
Construction	1	-	2	-	-
Finance and insurance	2	-	-	-	-
Manufacturing	5	-	2	-	1
Property, property services and business services	23	9	3	-	-
Services[1]	1	-	1	-	-
Trade[2]	1	-	1	-	-
Transport and storage	1	-	1	-	-
Utilities[3]	-	-	-	2	-
Retail lending	61	46	31	37	22
Other	1	-	2	2	-
Total Australia	96	55	44	41	23
Total New Zealand	8	5	4	-	-
Total other overseas	-	-	3	8	9
Total recoveries	104	60	51	49	32
Total write-offs	(1,708)	(1,927)	(1,351)	(1,923)	(471)
Net write-offs and recoveries	(1,604)	(1,867)	(1,300)	(1,874)	(439)

1      Services includes education, health and community services, cultural and recreational services and personal and other services.

2      Trade includes wholesale trade and retail trade.

3      Utilities includes electricity, gas and water and communication services.

2012 WESTPAC GROUP ANNUAL REPORT	169

NOTE 13. GOODWILL AND OTHER INTANGIBLE ASSETS

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	8,582	8,569	6,653	6,653
Additions through business combination[1]	214	-	-	-
Exchange rate and other adjustments	1	13	-	-
Balance as at end of the year	8,797	8,582	6,653	6,653
Computer software
Balance as at beginning of the year	1,303	832	1,135	708
Additions	603	740	511	635
Impairment	(23)	(6)	(23)	(5)
Amortisation	(329)	(259)	(268)	(203)
Exchange rate adjustments	(2)	(4)	-	-
Other	(1)	-	(4)	-
Balance as at end of the year	1,551	1,303	1,351	1,135
Cost	2,382	2,119	1,617	1,431
Accumulated amortisation	(831)	(816)	(266)	(296)
Carrying amount	1,551	1,303	1,351	1,135
Brand names
Balance as at beginning of the year	670	668	636	636
Additions	-	2	-	-
Balance as at end of the year	670	670	636	636
Carrying amount	670	670	636	636
Core deposit intangibles
Balance as at beginning of the year	1,016	1,182	1,016	1,182
Amortisation	(165)	(166)	(165)	(166)
Balance as at end of the year	851	1,016	851	1,016
Cost	1,494	1,494	1,279	1,279
Accumulated amortisation	(643)	(478)	(428)	(263)
Carrying amount	851	1,016	851	1,016
Other intangible assets
Balance as at beginning of the year	208	253	160	202
Additions through business combination[1]	120	-	-	-
Impairment	(5)	-	-	-
Amortisation	(55)	(45)	(42)	(42)
Exchange rate and other adjustments	(3)	-	-	-
Balance as at end of the year	265	208	118	160
Cost	544	428	226	226
Accumulated amortisation	(279)	(220)	(108)	(66)
Carrying amount	265	208	118	160
Total goodwill and other intangible assets	12,134	11,779	9,609	9,600

1      Attributable to the acquisition of J O Hambro Capital Management Limited.

170	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 13. GOODWILL AND OTHER INTANGIBLE ASSETS (CONTINUED)

Goodwill has been allocated to the following Cash Generating Units (CGUs):

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Westpac Retail & Business Banking[1]	980	1,112	980	999
St.George Banking Group[1]	4,464	4,332	4,351	4,332
Westpac Institutional Bank[1]	543	613	487	487
BT Financial Group (Australia)[1]	2,103	2,033	835	835
Hambro	208	-	-	-
New Zealand Retail Banking	411	404	-	-
BT New Zealand	11	11	-	-
Hastings	64	64	-	-
Bank of Tonga	13	13	-	-
Total goodwill	8,797	8,582	6,653	6,653

1    During the year management responsibility for RAMS was transferred from Westpac Retail & Business Banking to St.George Banking Group and the equities business was transferred from Westpac Institutional Bank to BT Financial Group (Australia). The historical goodwill attributable to these businesses of $132 million (Parent Entity: $19 million) and $70 million respectively has been reallocated accordingly.

Impairment tests for goodwill

To assess whether goodwill is impaired, the carrying amount of each CGU is compared to their recoverable amount determined on a value in use basis.

Key assumptions used in recoverable amount calculations

The recoverable amount of each CGU is determined based on the Group’s projections of future pre-tax cash flows discounted by the Group’s after tax return on equity rate of 11.0% (2011: 11.0%), adjusted to a pre-tax rate of 15.7% for Australia, 15.3% for New Zealand and 14.5% for the United Kingdom (2011: 15.7% for Australia, 15.3% for New Zealand, not applicable for the United Kingdom). All future cash flows are based on approved two (2011: three) year forecasts. All cash flows beyond the two year period have an assumed growth rate of zero for all CGUs for the purpose of goodwill impairment testing. The strategic business plan assumes certain economic conditions and business performance, which are considered appropriate as they are consistent with observable historical information and current market expectations of the future. The forecasts applied by management are not reliant on any one particular assumption and no impairment would arise in significant CGUs even if zero growth is achieved over the two year forecast period.

Sensitivity to changes in assumptions

Management consider alternative key assumptions including, for example, increasing the discount rate by 2% or reducing future cash flows by 10%. Under these scenarios the recoverable amount of each significant CGU would continue to exceed its carrying value.

2012 WESTPAC GROUP ANNUAL REPORT	171

NOTE 14. PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Premises and sites
Cost	364	312	252	200
Accumulated depreciation	(141)	(114)	(53)	(27)
Net carrying amount	223	198	199	173
Leasehold improvements
Cost	980	937	770	755
Accumulated amortisation	(463)	(374)	(357)	(284)
Net carrying amount	517	563	413	471
Furniture and equipment
Cost	698	641	503	451
Accumulated depreciation	(516)	(472)	(348)	(311)
Net carrying amount	182	169	155	140
Technology
Cost	574	610	307	320
Accumulated depreciation	(359)	(382)	(114)	(122)
Net carrying amount	215	228	193	198
Total property, plant and equipment	1,137	1,158	960	982

172	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 14. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Premises and sites
Balance as at beginning of the year	198	210	173	184
Additions	2	5	2	5
Disposals	(1)	(2)	(1)	(1)
Depreciation	(14)	(16)	(13)	(15)
Exchange rate adjustments	-	1	-	-
Other[1]	38	-	38	-
Balance as at end of the year	223	198	199	173
Leasehold improvements
Balance as at beginning of the year	563	454	471	377
Additions	101	201	76	176
Disposals	(4)	(5)	(4)	(1)
Amortisation	(106)	(89)	(92)	(81)
Exchange rate adjustments	1	2	-	-
Other[1]	(38)	-	(38)	-
Balance as at end of the year	517	563	413	471
Furniture and equipment
Balance as at beginning of the year	169	181	140	162
Additions	76	52	70	33
Disposals	(1)	(2)	(1)	(1)
Depreciation	(62)	(63)	(54)	(54)
Exchange rate adjustments	-	1	-	-
Balance as at end of the year	182	169	155	140
Technology
Balance as at beginning of the year	228	165	198	129
Additions	73	144	65	133
Disposals	(1)	(6)	(1)	(5)
Depreciation	(85)	(76)	(71)	(59)
Exchange rate adjustments	(1)	1	(1)	-
Other	1	-	3	-
Balance as at end of the year	215	228	193	198

1            During the current financial year, assets were reclassified from leasehold improvements to premises and sites.

2012 WESTPAC GROUP ANNUAL REPORT	173

NOTE 15. DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

Deferred tax assets

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
The balance comprises temporary differences attributable to:
Amounts recognised in income statements
Provisions for impairment charges on loans	1,126	1,195	934	1,012
Provision for employee benefits	297	299	249	240
Treasury/financial market products	87	(4)	64	(32)
Property, plant and equipment	227	156	222	152
Provision for litigation and non-lending losses	91	56	89	56
Provision for credit commitments	111	99	111	99
Provision for restructuring	34	7	34	6
Provision for lease liabilities	29	17	26	24
Other provisions	44	38	41	36
Other liabilities	780	1,145	767	1,115
Life insurance policy liabilities	36	57	-	-
Tax losses recognised	1	-	-	-
Change in tax rate (refer to Note 5)	(1)	(13)	(1)	(2)
	2,862	3,052	2,536	2,706
Amounts recognised directly in other comprehensive income
Available-for-sale securities	(18)	(16)	(2)	10
Retirement benefit deficit	190	208	190	208
Other equity items	4	4	4	4
	176	196	192	222
Set-off of deferred tax liabilities pursuant to set-off provisions[1]	(862)	(597)	(696)	(472)
Net deferred tax assets	2,176	2,651	2,032	2,456
Net deferred tax assets to be recovered within 12 months	673	911	639	874
Net deferred tax assets to be recovered after more than 12 months	1,503	1,740	1,393	1,582
Movement
Opening balance as at beginning of the year	2,651	2,290	2,456	1,938
Credited to income statements	407	843	302	869
Recognised in other comprehensive income	(20)	115	(30)	121
Set-off of deferred tax liabilities pursuant to set-off provisions[1]	(862)	(597)	(696)	(472)
Closing balance as at end of the year	2,176	2,651	2,032	2,456

1            Deferred tax assets and liabilities are set-off where they relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities within the same taxable group.

174	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 15. DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (CONTINUED)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Tax losses on revenue account	78	85	74	75

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

Deferred tax liabilities

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
The balance comprises temporary differences attributable to:
Amounts recognised in income statements
Treasury/financial market products	32	(54)	39	(45)
Finance lease transactions	166	138	33	40
Property, plant and equipment	111	40	109	39
Life insurance assets	5	8	-	-
Other assets	378	433	308	373
	692	565	489	407
Amounts recognised directly in other comprehensive income
Cash flow hedges	203	43	207	66
	203	43	207	66
Set-off of deferred tax liabilities pursuant to set-off provisions[1]	(862)	(597)	(696)	(472)
Net deferred tax liabilities	33	11	-	1
Net deferred tax liabilities to be recovered within 12 months	15	5	-	-
Net deferred tax liabilities to be recovered after more than 12 months	18	6	-	1
Movements
Opening balance as at beginning of the year	11	24	1	1
Charged to income statements	724	342	554	243
Recognised in other comprehensive income	160	242	141	229
Set-off of deferred tax liabilities pursuant to set-off provisions[1]	(862)	(597)	(696)	(472)
Closing balance as at end of the year	33	11	-	1

1            Deferred tax assets and liabilities are set-off where they relate to the same taxation authority on either the same taxable entity or different entities within the same taxable group.

Deferred tax liabilities relating to aggregate temporary differences of $29 million (2011: $25 million) associated with investments in subsidiaries have not been recognised because the Parent Entity controls whether the liability will be incurred and it is satisfied that the liability will not be incurred in the foreseeable future.

2012 WESTPAC GROUP ANNUAL REPORT	175

NOTE 16. OTHER ASSETS

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Accrued interest receivable	1,278	1,412	1,108	1,297
Securities sold not delivered	1,841	2,038	1,841	2,038
Deferred expenditure	17	13	2	-
Deferred acquisition costs	143	144	1	2
Trade debtors	534	452	176	117
Prepayments	96	108	79	89
Accrued fees and commissions	323	188	106	104
Other	729	1,061	575	779
Total other assets	4,961	5,416	3,888	4,426

NOTE 17. PAYABLES DUE TO OTHER FINANCIAL INSTITUTIONS

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Cash collateral	1,356	6,641	1,354	6,641
Offshore central bank deposits	1,595	1,067	1,595	1,067
Interbank lending	4,564	6,804	4,492	6,689
Securities sold under agreements to repurchase	49	-	49	-
Total payables due to other financial institutions	7,564	14,512	7,490	14,397

176	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 18. DEPOSITS

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Australia
Certificates of deposit
At fair value	32,786	36,620	33,234	36,620
At amortised cost	119	602	119	602
Total certificates of deposit	32,905	37,222	33,353	37,222
At call and term deposits
Non-interest bearing, repayable at call	16,659	13,932	16,659	13,932
Other interest bearing:
At call	147,038	142,411	147,042	142,411
Term	139,351	112,617	139,351	112,617
Total at call and term deposits	303,048	268,960	303,052	268,960
Total Australia	335,953	306,182	336,405	306,182
New Zealand
Certificates of deposit
At fair value	1,134	1,221	-	-
Total certificates of deposit	1,134	1,221	-	-
At call and term deposits
Non-interest bearing, repayable at call	2,368	2,160	-	42
Other interest bearing:
At call	12,702	11,287	-	2,341
Term	18,392	16,381	-	1,296
Total at call and term deposits	33,462	29,828	-	3,679
Total New Zealand	34,596	31,049	-	3,679
Other overseas
Certificates of deposit
At fair value	13,081	20,538	13,081	20,538
At amortised cost	149	1,158	149	1,158
Total certificates of deposit	13,230	21,696	13,230	21,696
At call and term deposits
Non-interest bearing, repayable at call	732	567	232	213
Other interest bearing:
At call	1,982	1,995	1,518	1,597
Term	8,498	8,789	7,944	8,090
Total at call and term deposits	11,212	11,351	9,694	9,900
Total other overseas	24,442	33,047	22,924	31,596
Total deposits	394,991	370,278	359,329	341,457
Deposits at fair value	47,086	58,561	46,400	57,313
Deposits at amortised cost	347,905	311,717	312,929	284,144
Total deposits	394,991	370,278	359,329	341,457

2012 WESTPAC GROUP ANNUAL REPORT	177

NOTE 18. DEPOSITS (CONTINUED)

The following table shows average balances and average rates in each of the past three years for major categories of deposits:

	Consolidated
	2012		2011		2010
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
	$m	%	$m	%	$m	%
Australia
Non-interest bearing	15,101		13,134		11,404
Certificates of deposit	34,401	4.4%	38,161	4.7%	43,268	3.9%
Other interest bearing at call	143,130	3.8%	141,719	4.3%	136,906	3.6%
Other interest bearing term	124,881	5.1%	99,994	5.5%	90,375	5.2%
Total Australia	317,513		293,008		281,953
Overseas
Non-interest bearing	2,875		2,515		2,360
Certificates of deposit	18,478	0.6%	19,840	0.6%	20,010	0.6%
Other interest bearing at call	14,260	2.7%	12,600	2.9%	12,655	2.8%
Other interest bearing term	24,953	3.2%	22,066	3.9%	19,326	4.0%
Total overseas	60,566		57,021		54,351

Certificates of deposit and term deposits

All certificates of deposit issued by foreign offices were greater than US$100,000.

The maturity profile of certificates of deposit and term deposits greater than US$100,000 issued by Australian operations is set out below:

	Consolidated 2012
		Between	Between
	Less Than	3 and	6 Months	Over
	3 Months	6 Months	and 1 Year	1 Year	Total
	$m	$m	$m	$m	$m
Certificates of deposit greater than US$100,000	24,679	7,480	627	119	32,905
Term deposits greater than US$100,000	68,013	29,723	13,110	6,703	117,549

NOTE 19. TRADING LIABILITIES AND OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Securities sold under agreements to repurchase	6,776	5,715	6,776	5,715
Securities sold short	3,187	4,030	3,187	4,030
Total trading liabilities	9,963	9,745	9,963	9,745
Other financial liabilities designated at fair value	1	58	1	58
Total trading liabilities and other financial liabilities designated at fair value	9,964	9,803	9,964	9,803

The amount that would be contractually required to be paid at maturity to the holders of the financial liabilities designated at fair value through profit or loss for the Group and the Parent Entity is $1 million (2011: $73 million).

178	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 20. PROVISIONS

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Long service leave	334	309	308	275
Annual leave and other employee benefits	740	742	638	620
Litigation and non-lending losses	306	188	297	185
Provision for impairment on credit commitments (refer to Note 12)	407	369	375	344
Leasehold premises	34	32	34	32
Restructuring provisions	114	31	112	24
Total provisions	1,935	1,671	1,764	1,480

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

Restructuring provisions

Provisions are recognised for restructuring activities when a detailed financial plan has been developed and a valid expectation that the plan will be carried out is held by those affected by it. The majority of restructuring provisions are expected to be used within 12 months after 30 September 2012.

		Annual Leave	Litigation	Provision for
	Long	and Other	and Non-	Impairment
	Service	Employee	Lending	on Credit	Leasehold	Restructuring
	Leave	Benefits	Losses	Commitments	Premises	Provisions	Total
	$m	$m	$m	$m	$m	$m	$m
Consolidated
Balance as at beginning of the year	309	742	188	369	32	31	1,671
Additions	62	917	145	-	3	152	1,279
Utilised	(35)	(887)	(24)	-	-	(60)	(1,006)
Unutilised reversed	-	(34)	(3)	-	(1)	(9)	(47)
Increase on unwinding of discount	-	-	-	16	-	-	16
Other	(2)	2	-	22	-	-	22
Balance as at end of the year	334	740	306	407	34	114	1,935
Parent Entity
Balance as at beginning of the year	275	620	185	344	32	24	1,480
Additions	60	830	139	-	3	148	1,180
Utilised	(32)	(780)	(22)	-	-	(52)	(886)
Unutilised reversed	-	(32)	(3)	-	(1)	(8)	(44)
Increase on unwinding of discount	-	-	-	14	-	-	14
Other	5	-	(2)	17	-	-	20
Balance as at end of the year	308	638	297	375	34	112	1,764

2012 WESTPAC GROUP ANNUAL REPORT	179

NOTE 21. OTHER LIABILITIES

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Unearned general insurance premiums	370	405	-	-
Outstanding general insurance claims	248	252	-	-
Defined benefit deficit[1]	632	676	570	631
Accrued interest payable	3,346	3,292	3,035	3,000
Credit card loyalty program	317	299	-	-
Securities purchased not delivered	1,884	1,148	1,884	1,148
Trade creditors and other accrued expenses	917	1,000	702	771
Other	1,996	1,981	1,749	1,693
Total other liabilities	9,710	9,053	7,940	7,243

1            Refer to Note 35 for more details.

NOTE 22. DEBT ISSUES

Presented below are the Group and Parent Entity’s debt issues at 30 September 2012 and 2011. The distinction between short-term and long-term debt is based on the maturity of the underlying security at origination.

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Debt issues
Short-term debt:
Own issuances	27,058	41,116	23,805	35,407
Customer conduits	2,543	2,867	-	-
Total short-term debt	29,601	43,983	23,805	35,407
Long-term debt:
Covered bonds	11,951	1,376	10,392	-
Senior	95,506	108,145	90,236	101,359
Securitisation	10,079	10,911	-	-
Convertible notes	25	1,000	-	1,000
Structured notes	419	244	-	-
Total long-term debt	117,980	121,676	100,628	102,359
Total debt issues	147,581	165,659	124,433	137,766
Debt issues at fair value[1]	31,269	43,776	27,601	37,470
Debt issues at amortised cost	116,312	121,883	96,832	100,296
Total debt issues	147,581	165,659	124,433	137,766

1            The amount that would be contractually required to be paid at maturity to the holders of the financial liabilities designated at fair value through profit or loss for the Group is $31,312 million (2011: $43,936 million) and for the Parent Entity is $27,629 million (2011: $37,575 million).

180	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 22. DEBT ISSUES (CONTINUED)

	Consolidated
	2012	2011
	$m	$m
Short-term debt
US commercial paper	25,320	40,885
Euro commercial paper (by currency):
AUD	18	33
CAD	12	-
EUR	-	41
GBP	1,164	-
NZD	-	43
SGD	-	16
USD	506	61
Total euro commercial paper	1,700	194
Asset backed commercial paper (by currency):
AUD	1,733	2,296
USD	810	571
Total asset backed commercial paper	2,543	2,867
NZD promissory notes	38	37
Total short-term debt	29,601	43,983
Long-term debt (by currency):
AUD	39,003	38,951
CAD	708	717
CHF	1,969	2,158
EUR	14,019	15,734
GBP	2,676	2,287
HKD	808	1,535
JPY	14,719	15,033
NOK	531	55
NZD	2,256	1,719
SGD	309	314
USD	40,938	43,125
ZAR	44	48
Total long-term debt	117,980	121,676

	Consolidated
(in $millions unless otherwise stated)	2012	2011	2010
Short-term borrowings
US commercial paper
Maximum amount outstanding at any month end	43,842	42,280	51,300
Approximate average amount outstanding	35,969	37,991	41,588
Approximate weighted average interest rate on:
Average amount outstanding	0.5%	0.4%	0.3%
Outstanding as at end of the year	0.7%	0.4%	0.4%

2012 WESTPAC GROUP ANNUAL REPORT	181

NOTE 23. LOAN CAPITAL

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Loan capital
Subordinated bonds	5,521	5,226	5,521	5,226
Subordinated perpetual notes	337	400	337	400
Convertible debentures and Trust preferred securities	568	616	568	616
Stapled preferred securities	1,936	1,931	1,936	1,931
Convertible preference shares	1,175	-	1,175	-
Total loan capital	9,537	8,173	9,537	8,173

Details of loan capital are as follows:

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Subordinated bonds
USD 75 million subordinated bonds due 2015	81	88	81	88
USD 400 million subordinated bonds due 2015	389	428	389	428
USD 300 million subordinated bonds due 2016[1]	-	307	-	307
AUD 1,000 million subordinated bonds due 2017[2]	-	997	-	997
CAD 250 million subordinated bonds due 2017[3]	-	225	-	225
AUD 600 million subordinated bonds due 2017[4]	-	576	-	576
AUD 200 million subordinated bonds due 2017[5]	-	188	-	188
USD 250 million subordinated bonds due 2017[6]	-	256	-	256
AUD 160 million subordinated bonds due 2018	158	157	158	157
AUD 500 million subordinated bonds due 2018	500	500	500	500
USD 350 million subordinated bonds due 2018	394	415	394	415
GBP 200 million subordinated bonds due 2018	318	340	318	340
AUD 625 million subordinated bonds due 2018	627	624	627	624
AUD 125 million subordinated bonds due 2018	125	125	125	125
AUD 500 million subordinated bonds due 2022	499	-	499	-
AUD 1,676 million subordinated bonds due 2022	1,661	-	1,661	-
USD 800 million subordinated bonds due 2023	769	-	769	-
Total subordinated bonds	5,521	5,226	5,521	5,226

1            These bonds were redeemed on 20 October 2011.

2            These bonds were redeemed on 24 January 2012.

3            These bonds were redeemed on 23 April 2012.

4            These bonds were redeemed on 25 May 2012.

5            These bonds were redeemed on 20 June 2012.

6            These bonds were redeemed on 27 July 2012.

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Subordinated perpetual notes
US$352.1 million (2011: US$390.2 million) subordinated perpetual floating rate notes	337	400	337	400

Convertible debentures and Trust preferred securities
Convertible debentures issued on 5 April 2004 US$525,000,000	-	-	568	616
525,000 2004 TPS of US$1,000 each	568	616	-	-
Total convertible debentures and Trust preferred securities	568	616	568	616

182	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 23. LOAN CAPITAL (CONTINUED)

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Stapled preferred securities
10,362,670 Westpac SPS of A$100 each	1,033	1,030	1,033	1,030
9,083,278 Westpac SPS II of A$100 each	903	901	903	901
Total stapled preferred securities	1,936	1,931	1,936	1,931

Convertible preference shares
11,893,605 Westpac CPS of A$100 each	1,175	-	1,175	-

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

2012 WESTPAC GROUP ANNUAL REPORT	183

NOTE 23. LOAN CAPITAL (CONTINUED)

The holders of the convertible debentures, 2004 Funding TPS and 2004 TPS do not have an option to require redemption of these instruments. The laws of the United States of America, Australia and New Zealand apply to various parts of this transaction.

Westpac SPS and Westpac SPS II

Westpac issued 10,362,670 Westpac SPS at a face value of $100 each on 30 July 2008 and 9,083,278 Westpac SPS II at a face value of $100 each on 31 March 2009. Westpac SPS and Westpac SPS II are stapled securities, each consisting of a perpetual, unsecured, non-cumulative subordinated note issued by Westpac’s New York branch stapled to a preference share issued by Westpac. Westpac SPS and Westpac SPS II qualify as non-innovative residual Tier 1 capital of Westpac.

Westpac SPS and Westpac SPS II are expected to pay non-cumulative, floating rate quarterly distributions (30 September, 31 December, 31 March and 30 June) which are expected to be fully franked. The distribution rate on Westpac SPS is calculated as the Australian 90-day bank bill rate plus the margin of 2.40% per annum, together multiplied by one minus the Australian corporate tax rate (30% during the year ended 30 September 2012). The distribution rate on Westpac SPS II is calculated as the Australian 90-day bank bill rate plus the margin of 3.80% per annum, together multiplied by one minus the Australian corporate tax rate (30% during the year ended 30 September 2012). Westpac SPS and Westpac SPS II distributions are subject to a distribution payment test and distributions will not be paid if the Westpac directors determine not to pay a distribution, the distribution payment exceeds the distributable profits of Westpac (unless APRA otherwise gives its prior written approval), or APRA objects to the payment of the distribution.

Westpac SPS and Westpac SPS II distributions will consist of interest payment on the notes while the notes remain stapled to the preference shares. Following an assignment event, the notes will unstaple from the preference shares and holders will only hold preference shares. Dividends will then become payable on the preference shares if the preference shares have not been converted or redeemed.

An assignment event includes, among others, a date selected by Westpac at its absolute discretion, the date preference shares are converted or redeemed, or where interest on the notes has not been paid in full.

On 26 September 2013 and 30 September 2014, the initial mandatory conversion dates of Westpac SPS and Westpac SPS II respectively, it is expected that the Westpac SPS and Westpac SPS II will either be converted into a variable number of Westpac ordinary shares (subject to a conversion discount) provided certain conversion conditions are satisfied, or transferred to a nominated party at the election of Westpac for cash equal to their face value. If the conversion conditions are not satisfied, Westpac SPS and Westpac SPS II may in certain circumstances be redeemed for their face value subject to APRA approval.

If Westpac SPS and Westpac SPS II are not converted, transferred or redeemed on the initial mandatory conversion date, they will remain on issue and may either be converted, transferred or redeemed at the next possible conversion date, subject to satisfaction of the conversion conditions. Following an acquisition event, if Westpac has not otherwise elected to convert or redeem, the Westpac SPS and Westpac SPS II will automatically convert (as above) providing the conversion conditions are satisfied. In certain other limited circumstances Westpac SPS and Westpac SPS II may be converted (as above), transferred or redeemed at Westpac’s election prior to the initial mandatory conversion date.

Westpac SPS and Westpac SPS II rank for payment in a winding up of Westpac ahead of ordinary shares and equally with equal ranking capital securities but are subordinated to claims of Westpac deposit holders and other senior creditors. Holders of Westpac SPS and Westpac SPS II are entitled to vote at a general meeting of Westpac in limited circumstances only.

Westpac CPS

Westpac issued 11,893,605 Westpac Convertible Preference Shares (CPS) at a face value of $100 each on 23 March 2012. Westpac CPS are fully paid, perpetual, non-cumulative, convertible, unguaranteed and unsecured preference shares which rank in priority to ordinary shares. Westpac CPS qualify as non-innovative residual Tier 1 capital of Westpac.

Westpac CPS are expected to pay preferred, non-cumulative, floating rate semi-annual dividends (30 September and 31 March) which are expected to be fully franked. The dividend rate is calculated as the Australian 180-day bank bill rate per annum plus the margin of 3.25% per annum, together multiplied by one minus the Australian corporate tax rate (30% during the year ended 30 September 2012). Westpac CPS are subject to a dividend payment test and dividends will not be paid if the Westpac directors determine not to pay a dividend, the dividend payment exceeds the distributable profits of Westpac (unless APRA otherwise gives its prior written approval), or APRA objects to the payment of the dividend.

On the scheduled conversion date, it is expected that the Westpac CPS will either be converted into a variable number of Westpac ordinary shares (subject to a conversion discount) provided certain conversion conditions are satisfied, or transferred to a nominated party at the election of Westpac for cash equal to their face value. The scheduled conversion date will be the earlier of 31 March 2020 and the first dividend payment date after 31 March 2020 on which the conversion conditions are satisfied.

The Westpac CPS will be converted (as above) earlier upon a capital trigger event or, provided the conversion conditions are satisfied, an acquisition event. A capital trigger event will occur when Westpac’s core Tier 1 ratio is equal to or less than 5.125% (on a level 2 basis). Westpac must convert the Westpac CPS if a capital trigger event occurs.

184	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 23. LOAN CAPITAL (CONTINUED)

In certain other limited circumstances Westpac may elect to convert, transfer or redeem Westpac CPS. Conversions or redemptions at Westpac’s election are subject to APRA’s prior written approval and, in respect of conversions, to satisfaction of the conversion conditions.

Westpac CPS rank for payment in a winding up of Westpac ahead of ordinary shares and equally with equal ranking capital securities but are subordinated to claims of Westpac deposit holders and other senior creditors. Holders of Westpac CPS are entitled to vote at a general meeting of Westpac in limited circumstances only.

NOTE 24. SHAREHOLDERS’ EQUITY AND NON-CONTROLLING INTERESTS

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Contributed equity
Ordinary shares 3,080,192,894 (2011: 3,030,226,016) each fully paid	26,355	25,456	26,355	25,456
RSP treasury shares 8,697,511 (2011: 7,171,874)	(108)	(100)	(108)	(100)
Other treasury shares 4,965,188 (2011: 6,019,937)	(84)	(87)	(6)	(18)
	(192)	(187)	(114)	(118)
Share capital	26,163	25,269	26,241	25,338
Other equity instruments
Convertible debentures:
Issued on 13 August 2003 NZ$1,293,105,172 (with net issue costs of NZ$9 million)	-	-	1,137	1,137
Issued on 21 June 2006 A$762,737,500 (with net issue costs of A$8 million)	-	-	755	755
Total other equity instruments	-	-	1,892	1,892
Non-controlling interests
Trust preferred securities:
750,000 2003 TPS of US$1,000 each (with net issue costs of A$9 million)	1,137	1,137	-	-
7,627,375 2006 TPS of A$100 each (with net issue costs of A$8 million)	755	755	-	-
Other	78	90	-	-
Total non-controlling interests	1,970	1,982	-	-

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

During the year ended 30 September 2012, the following ordinary shares were issued:

▪         to eligible staff under the ESP, 1,323,392 ordinary shares issued for nil consideration;

▪         to equity holders in relation to the DRP, 18,103,605 ordinary shares at a price of $20.32 and 24,794,854 ordinary shares at a price of $20.38;

▪         to eligible executives and senior management under the Westpac Performance Plan (WPP), 584,352 ordinary shares at an average exercise price of $16.74 upon the exercise of performance options, 212,976 ordinary shares and 219,810 ordinary shares for nil consideration upon the exercise of performance share rights and share rights, respectively;

▪         to eligible employees upon exercise of performance options under the Westpac Reward Plan (WRP), 260,869 ordinary shares at an average exercise price of $16.49;

▪         to eligible employees under the Restricted Share Plan (RSP), 3,538,263 ordinary shares for nil consideration;

▪         to senior officers upon the exercise of options under the Senior Officers’ Share Purchase Scheme (SOSPS), 398,000 ordinary shares at an average exercise price of $14.71;

▪         to the CEO under the Chief Executive Officer Restricted Share Plan (CEO RSP), 77,799 ordinary shares for nil consideration; and

▪         to the CEO under the Chief Executive Performance Plan (CEOPP) upon the exercise of performance options, 320,513 ordinary shares at an average exercise price of $16.80, and 132,445 ordinary shares upon the exercise of performance share rights issued for nil consideration.

2012 WESTPAC GROUP ANNUAL REPORT	185

NOTE 24. SHAREHOLDERS’ EQUITY AND NON-CONTROLLING INTERESTS (CONTINUED)

During the year ended 30 September 2012, the following ordinary shares were purchased on market:

▪          17,440 ordinary shares at an average price of $21.52 and delivered to employees upon the exercise of performance share rights under the WPP for nil consideration; and

▪          390,951 ordinary shares at an average price of $21.37 and allocated to employees under the RSP for nil consideration.

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

During the year 31,544 treasury shares were purchased at an average price of $21.54 and 736,634 treasury shares were sold at an average price of $21.02.

During the year 349,659 direct treasury shares held in a superannuation fund in Westpac Life Insurance Services were derecognised as the assets of this superannuation fund and were transferred to a fund not consolidated by Westpac.

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

186	2012 WESTPAC GROUP ANNUAL REPORT

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

The 2006 TPS are scheduled to pay quarterly distributions (30 September, 31 December, 31 March and 30 June) in arrears, subject to certain conditions being satisfied. The distribution rate on 2006 TPS, until 30 June 2016 (the step-up date), is calculated as the Australian 90 day bank bill rate plus 1% per annum (the initial margin), together multiplied by one minus the Australian corporate tax rate (30% during the year ended 30 September 2012). After the step-up date, the initial margin will increase by a one time step-up of 1% per annum.

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

2012 WESTPAC GROUP ANNUAL REPORT	187

NOTE 25. SHARE-BASED PAYMENTS (CONTINUED)

Under the WRP senior managers may be invited to receive an award of performance options or performance share rights. An option or share right under the WRP is the right to acquire a share in the future provided all conditions are met, with an exercise price set at the commencement of the performance period. The exercise price for options is based on the prevailing market price of Westpac ordinary shares at the commencement of the performance period. The exercise price for share rights is nil. No performance options have been awarded since October 2009.

Awards made from October 2011 are subject to two performance measures each applying to 50% of the value of the award. The two hurdles are Westpac’s relative Total Shareholder Return (TSR)1 and Compound Annual Growth in Cash EPS (Cash EPS CAGR).

Full vesting of TSR hurdled performance share rights occurs when Westpac’s TSR is at (or exceeds) the 75th percentile relative to the comparator group, scaling down to 50% vesting on a straight-line basis for median performance. Below median performance, no vesting occurs. The comparator group for TSR comparisons focuses on the top 10 financial sector peers. Full vesting of Cash EPS CAGR hurdled share rights occurs when a maximum target Cash EPS CAGR is achieved, scaling down to 50% vesting at a threshold Cash EPS CAGR target. Below the threshold target Cash EPS CAGR, no vesting occurs. These awards are subject to a single test at the end of the three year performance period. Any securities remaining unvested after the performance period lapse immediately.

For awards made prior to October 2011 all awards were subject to a TSR hurdle and the initial TSR performance is tested at the third anniversary of the commencement of the performance period, with subsequent performance testing possible at the fourth and fifth anniversaries of the commencement of the performance period. At subsequent performance test dates (where they exist) further vesting may occur only if the TSR ranking has improved.

Upon exercising vested performance options and performance share rights, the executive has the right to take up his or her entitlement in whole or in part as fully paid ordinary shares. The exercise price is payable at that time. A performance option or performance share right lapses if it is not exercised prior to the end of its term.

WRP – outstanding performance options and performance share rights

The following table sets out details of outstanding performance options and performance share rights under the WRP:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2011	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2012	Outstanding and Exercisable at 30 September 2012

Performance options
17 December 2007	20 December 2017	$30.10	1,712,682	-	-	118,796	1,593,886	1,593,886
1 October 2008	1 October 2018	$23.40	1,537,566	-	-	138,702	1,398,864	1,279,735
1 March 2009	1 March 2019	$16.49	260,869	-	260,869	-	-	-
Total 2012			3,511,117	-	260,869	257,498	2,992,750	2,873,621
Weighted average exercise price			$26.15	-	$16.49	$26.49	$26.97	$27.12
Performance share rights
1 October 2009	1 October 2019	nil	689,060	-	-	14,010	675,050	-
1 October 2010	1 October 2020	nil	812,641	-	-	58,835	753,806	-
1 October 2011	1 October 2021	nil	-	1,389,308	-	116,256	1,273,052	-
Total 2012			1,501,701	1,389,308	-	189,101	2,701,908	-
Total 2011
Options			3,620,484	-	58,666	50,701	3,511,117	1,900,400
Weighted average exercise price – options			$26.07	-	$23.40	$23.62	$26.15	$29.44
Performance share rights			722,800	836,022	9,510	47,611	1,501,701	-

1            TSR measures a company’s share price movement and assuming that dividends over the period have been reinvested (i.e. the change in value of an investment in that company’s shares) and excluding tax effects.

188	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 25. SHARE-BASED PAYMENTS (CONTINUED)

The weighted average remaining contractual life of outstanding performance options at 30 September 2012 was 5.6 years (2011: 6.7 years). The weighted average remaining contractual life of outstanding performance share rights at 30 September 2012 was 8.2 years (2011: 8.5 years). The weighted average fair value at grant date of WRP performance share rights issued during the year was $13.00 (2011: $12.68).

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

Performance options and performance share rights

Performance options and performance share rights under the WPP have all vested. Upon exercising vested performance options or performance share rights, the executive has the right to take up his or her entitlement in whole or in part as fully paid ordinary shares. The exercise price is payable at that time. A performance option or performance share right lapses if it is not exercised prior to the end of its term.

WPP – outstanding performance options

No performance options were granted under the WPP during the year. The following table sets out details of outstanding performance options granted under the WPP in previous years:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2011	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2012	Outstanding and Exercisable at 30 September 2012
20 January 2003	20 January 2013	$13.59	187,260	-	165,353	-	21,907	21,907
1 May 2003	1 May 2013	$15.04	16,433	-	-	-	16,433	16,433
21 January 2004	21 January 2014	$16.34	614,225	-	264,285	-	349,940	349,940
20 January 2005	20 January 2015	$18.98	1,080,237	-	63,675	-	1,016,562	1,016,562
20 December 2005	20 December 2015	$20.53	1,110,195	-	50,174	-	1,060,021	1,060,021
20 December 2005	20 December 2015	$22.53	69,971	-	-	13,379	56,592	56,592
15 December 2006	15 December 2016	$23.98	1,533,117	-	40,865	160,026	1,332,226	1,332,226
Total 2012			4,611,438	-	584,352	173,405	3,853,681	3,853,681
Weighted average exercise price			$20.48	-	$16.74	$23.87	$20.90	$20.90
Total 2011			5,315,814	-	701,473	2,903	4,611,438	4,590,089
Weighted average exercise price			$20.30	-	$19.05	$23.78	$20.48	$20.47

The weighted average remaining contractual life of outstanding performance options at 30 September 2012 was 3.1 years (2011: 4.0 years).

2012 WESTPAC GROUP ANNUAL REPORT	189

NOTE 25. SHARE-BASED PAYMENTS (CONTINUED)

WPP – outstanding performance share rights

The following table sets out details of outstanding vested performance share rights granted under the WPP:

Commencement Dates	Latest Dates for Exercise	Outstanding at 1 October 2011	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2012	Outstanding and Exercisable at 30 September 2012
Two-year initial testing period
20 January 2003 to 1 August 2003	20 January 2013 to 1 August 2013	16,001	-	-	-	16,001	16,001
3 November 2003 to 3 August 2004	3 November 2013 to 3 August 2014	64,482	-	6,196	1,126	57,160	57,160
5 November 2004 to 1 August 2005	5 November 2014 to 1 August 2015	160,330	-	63,069	-	97,261	97,261
1 November 2005 to 3 August 2006	1 November 2015 to 3 August 2016	140,773	-	29,630	1,201	109,942	109,942
1 November 2006 to 15 December 2006	1 November 2016 to 15 December 2016	50,415	-	10,279	-	40,136	40,136
1 December 2008 to 1 March 2009	1 December 2018 to 1 March 2019	45,265	-	27,906	-	17,359	17,359

Three-year initial testing period
20 January 2003 to 1 August 2003	20 January 2013 to 1 August 2013	26,866	-	3,844	-	23,022	23,022
3 November 2003 to 3 August 2004	3 November 2013 to 3 August 2014	52,435	-	10,479	975	40,981	40,981
5 November 2004 to 1 August 2005	5 November 2014 to 1 August 2015	95,780	-	21,406	-	74,374	74,374
1 November 2005 to 3 August 2006	1 November 2015 to 3 August 2016	213,977	-	40,167	1,227	172,583	172,583
1 November 2006 to 15 December 2006	1 November 2016 to 15 December 2016	1,877	-	-	-	1,877	1,877
Total 2012		868,201	-	212,976	4,529	650,696	650,696
Total 2011		1,207,726	-	316,376	23,149	868,201	868,201

The weighted average remaining contractual life of outstanding performance share rights at 30 September 2012 was 2.7 years (2011: 3.8 years).

Unhurdled options and unhurdled share rights

The WPP is also used for key employees based outside Australia, who received unhurdled share rights restricted for one to three years. No unhurdled options were granted under the WPP during the year. After the restriction period applying to them has passed, vested unhurdled options and unhurdled share rights can be exercised to receive the underlying fully paid ordinary shares.

190	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 25. SHARE-BASED PAYMENTS (CONTINUED)

WPP – outstanding unhurdled options and unhurdled share rights

The following table sets out details of outstanding unhurdled options and unhurdled share rights granted under the WPP:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2011	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2012	Outstanding and Excercisable at 30 September 2012
Options
15 December 2006	15 December 2016	$23.93	56,147	-	-	13,368	42,779	42,779
Total 2012			56,147	-	-	13,368	42,779	42,779
Share rights
One-year vesting period
1 December 2008 to 1 June 2009	1 December 2018 to 1 June 2019	nil	5,681	-	-	-	5,681	5,681
1 November 2009 to 1 April 2010	1 November 2019 to 1 April 2020	nil	21,492	-	20,418	-	1,074	1,074
1 November 2010 to 1 April 2011	1 November 2020 to 1 April 2021	nil	25,416	-	15,673	-	9,743	9,743
1 October 2011 to 1 August 2012	1 October 2021 to 1 August 2022	nil	-	52,201	-	-	52,201	-
Two-year vesting period
1 November 2007 to 1 September 2008	1 November 2017 to 1 September 2018	nil	18,752	-	6,417	-	12,335	12,335
1 October 2008 to 1 April 2009	1 October 2018 to 1 April 2019	nil	7,814	-	2,501	-	5,313	5,313
1 October 2009 to 1 April 2010	1 October 2019 to 1 April 2020	nil	81,271	-	64,916	-	16,355	16,355
1 October 2010 to 1 August 2011	1 October 2020 to 1 August 2021	nil	113,958	-	-	3,194	110,764	-
1 October 2011 to 1 August 2012	1 October 2021 to 1 August 2022	nil	-	65,926	-	-	65,926	-
Three-year vesting period
15 December 2006 to 1 June 2007	15 December 2016 to 1 June 2017	nil	47,310	-	17,918	-	29,392	29,392
17 December 2007 to 1 September 2008	17 December 2017 to 1 September 2018	nil	52,454	-	26,628	-	25,826	25,826
1 October 2008 to 1 April 2009	1 October 2018 to 1 April 2019	nil	103,429	-	82,779	-	20,650	20,650
1 October 2009 to 1 April 2010	1 October 2019 to 1 April 2020	nil	113,420	-	-	-	113,420	-
1 October 2010 to 1 August 2011	1 October 2020 to 1 August 2021	nil	176,382	-	-	613	175,769	-
1 October 2011 to 1 June 2012	1 October 2021 to 1 June 2022	nil	-	162,161	-	-	162,161	-
Total 2012			767,379	280,288	237,250	3,807	806,610	126,369
Total 2011
Options		$23.93	56,147	-	-	-	56,147	56,147
Performance share rights		nil	764,827	315,756	313,419	(215)	767,379	161,827

The weighted average fair value at grant date of unhurdled share rights issued during the year was $17.59 per right (2011: $18.91 per right). The weighted average remaining contractual life of outstanding unhurdled options and unhurdled share rights at 30 September 2012 was 7.7 years (2011: 7.8 years).

2012 WESTPAC GROUP ANNUAL REPORT	191

NOTE 25. SHARE-BASED PAYMENTS (CONTINUED)

(iii)         Chief Executive Officer Performance Plan (Gail Kelly)

Gail Kelly currently holds performance options and performance share rights under the Chief Executive Officer Performance Plan (CEOPP). Grants to Mrs Kelly under the CEOPP were approved by shareholders at Westpac’s AGM on 13 December 2007, 16 December 2009 and 15 December 2010.

Performance options granted under the CEOPP have an exercise price equal to the volume weighted average market price of Westpac ordinary shares traded on the ASX during the one week period immediately before the start of the performance period. Performance share rights have a nil exercise price. No performance options have been awarded since December 2008.

Awards made from October 2011 are subject to two performance measures each applying to 50% of the value of the award. The two hurdles are Westpac’s relative TSR and Cash EPS CAGR. The vesting conditions for these awards are the same as set out above for awards made under the WRP from October 2011.

For awards made prior to October 2011 all awards were subject to a TSR hurdle and the vesting conditions for these awards are also the same as awards made under the WRP prior to October 2011.

CEOPP – outstanding performance options and performance share rights

The following table sets out details of outstanding awards of performance options and performance share rights granted under the CEOPP:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2011	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2012
Options
1 February 2008	1 February 2018	$25.89	364,431	-	-	-	364,431
1 December 2008	1 December 2018	$16.80	356,125	-	320,513	-	35,612
Total 2012			720,556	-	320,513	-	400,043
Weighted average exercise price – options			$21.40	-	16.80	-	$25.08
Performance share rights
1 February 2008	1 February 2018	nil	24,687	-	24,687	-	-
1 December 2008	1 December 2018	nil	119,731	-	107,758	-	11,973
21 December 2009	21 December 2019	nil	166,002	-	-	-	166,002
1 October 2010	1 October 2020	nil	176,125	-	-	-	176,125
1 October 2011	1 October 2021	nil	-	272,929	-	-	272,929
Total 2012			486,545	272,929	132,445	-	627,029
Total 2011
Options			720,556	-	-	-	720,556
Weighted average exercise price – options			$21.40	-	-	-	$21.40
Performance share rights		nil	368,023	176,125	57,603	-	486,545

The weighted average fair value at grant date of performance share rights granted during the year was $12.83 per right (2011: $13.58 per right). As at 30 September 2012, 364,431 outstanding performance options issued to Mrs Kelly were exercisable and no outstanding share rights issued to Mrs Kelly were exercisable. The remaining weighted average contractual life of outstanding performance options at 30 September 2012 was 5.4 years (2011: 6.8 years) and outstanding performance share rights was 8.2 years (2011: 8.2 years).

192	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 25. SHARE-BASED PAYMENTS (CONTINUED)

(iv)        Fair value assumptions

The fair values of share rights granted during the year included in the tables above have been independently calculated at their respective grant dates based on the requirements of Australian accounting standard AASB 2 Share-based Payments.

The fair values of rights without TSR based hurdles, including rights with Cash EPS CAGR hurdles, have been assessed with reference to the share price at grant date and a discount rate reflecting the expected dividend yield over their vesting periods.

The fair value of rights with hurdles based on TSR performance relative to a group of comparator companies also takes into account the average TSR outcome determined using a Monte Carlo simulation pricing model.

▪         the assumptions included in the valuation of the awards of performance share rights to Gail Kelly include a risk free interest rate of 3.01%, a dividend yield on Westpac ordinary shares of 7.6% and a volatility in the Westpac share price of 27.5%;

▪        the assumptions included in the valuation of the awards of share rights under the WRP and WPP include a risk free interest rate of 3.14%, a dividend yield on Westpac ordinary shares of 7.6% and a volatility in the Westpac share price of 28.5%;

▪         volatility has been assessed by considering the historic volatility of the market price of Westpac shares; and

▪         other assumptions include volatilities of, and correlation factors between, share price movements of the comparator group members and Westpac which are used to assess the impact of the TSR performance hurdles and have been derived from the historic volatilities and correlations.

(v)           Chief Executive Officer Restricted Share Plan

Gail Kelly received awards of Westpac ordinary shares under the Chief Executive Officer Restricted Share Plan (CEO RSP) in relation to her employment agreement. The awards were approved by Westpac shareholders at Westpac’s AGM on 16 December 2009, 15 December 2010 and 14 December 2011.

Like the general RSP, Westpac ordinary shares are allocated under the CEO RSP at no cost to Mrs Kelly, with vesting subject to remaining employed with Westpac for a set period. Shares in the CEO RSP are held in Mrs Kelly’s name and are restricted until satisfaction of the vesting conditions. Shares in the CEO RSP rank equally with Westpac ordinary shares for dividends and voting rights. For awards made prior to October 2009, shares may be held in the CEO RSP for up to 10 years from the date they are granted. For awards made from October 2009, shares are released from the CEO RSP on vesting.

The following table details outstanding awards of shares issued under the CEO RSP:

Allocation date	Outstanding at 1 October 2011	Granted During the Year	Released	Forfeited During the Year	Outstanding at 30 September 2012
21 December 2009	37,313	-	37,313	-	-
22 December 2010	82,102	-	41,051	-	41,051
22 December 2011	-	77,799	-	-	77,799
Total 2012	119,415	77,799	78,364	-	118,850
Total 2011	120,739	82,102	83,426	-	119,415

2012 WESTPAC GROUP ANNUAL REPORT	193

NOTE 25. SHARE-BASED PAYMENTS (CONTINUED)

(vi)        Restricted Share Plan

The Restricted Share Plan (RSP) provides Westpac with an instrument for attracting and rewarding key employees. Under the RSP, Westpac shares may be allocated to eligible employees at no cost with vesting subject to remaining employed with Westpac for a period determined by the Board. Shares in the RSP are held in the name of the employee and are restricted until satisfaction of the vesting conditions. Shares in the RSP rank equally with Westpac ordinary shares for dividends and voting rights. For awards made prior to October 2009, shares may be held in the RSP for up to 10 years from the date they are granted. For awards made from October 2009, shares are released from the RSP on vesting.

Outstanding RSP awards

The following table details outstanding awards of shares issued under the RSP:

Allocation date	Outstanding at 1 October 2011	Granted During the Year	Released	Forfeited During the Year	Outstanding at 30 September 2012
October – December 2006	428,135	-	110,687	-	317,448
January – March 2007	4,784	-	1,196	-	3,588
April – June 2007	15,161	-	-	-	15,161
July – September 2007	7,023	-	2,648	-	4,375
October – December 2007	655,795	-	146,740	-	509,055
January – March 2008	22,124	-	11,901	-	10,223
April – June 2008	37,389	-	3,022	-	34,367
July – September 2008	10,328	-	1,916	-	8,412
October – December 2008	1,720,742	-	667,687	-	1,053,055
January – March 2009	112,419	-	34,645	-	77,774
April – June 2009	23,786	-	15,052	-	8,734
January – March 2010	2,286,142	-	844,690	34,259	1,407,193
April – June 2010	52,333	-	25,410	-	26,923
July – September 2010	33,612	-	12,569	-	21,043
October – December 2010	3,176,770	-	31,642	73,309	3,071,819
January – March 2011	53,062	-	49,410	-	3,652
April – June 2011	58,873	-	22,982	-	35,891
July – September 2011	59,040	-	19,130	-	39,910
October – December 2011	-	3,589,472	58,924	62,491	3,468,057
January – March 2012	-	80,367	8,042	5,552	66,773
April – June 2012	-	41,639	-	-	41,639
July – September 2012	-	410,738	52,306	-	358,432
Total 2012	8,757,518	4,122,216	2,120,599	175,611	10,583,524
Total 2011	6,939,972	3,423,629	1,411,208	194,875	8,757,518

(vii)     Chief Executive Securities Agreement 2003 (David Morgan)

The former CEO continues to hold performance options received under the Chief Executive Securities Agreement 2003, approved by shareholders at Westpac’s AGM on 11 December 2003. At 30 September 2012 there were 1,649,407 performance options outstanding (2011: 1,649,407) with a weighted average exercise price of $22.14 (2011: $22.14) and a weighted average remaining contractual life of 3.3 years (2011: 4.3 years), all of which are exercisable.

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

As at 30 September 2012, there were no outstanding share options (2011: 398,000 with a weighted average exercise price of $14.71 and a weighted contractual life of 0.3 years). During 2012, 398,000 options were exercised at a weighted average exercise price of $14.71 (2011: 657,500 with a weighted average exercise price of $13.70).

194	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 25. SHARE-BASED PAYMENTS (CONTINUED)

General information on Executive and Senior Officer share plans

The market price of Westpac’s ordinary shares as at the close of business on 28 September 2012 was $24.85 (2011: $20.34). Details of the shares issued on exercise of options and share rights under each of the Executive and Senior Officer share plans during the year ended 30 September 2012 are set out below:

Plan/Agreement		Dates on which Options or Share Rights Were Exercised	Exercise Price $	Total Number of Shares Issued/ Allocated	Weighted Average Share Price at Date of Exercise $	Consideration Received ($’000)
2012	WRP and WPP
	Options	October – December 2011	13.59 - 18.98	182,949	22.51	2,679
		January – March 2012	-	-	-	-
		April – June 2012	16.34 - 18.98	506,082	22.32	8,437
		July – September 2012	13.59 - 23.98	156,190	24.27	2,970

	Share rights	October – December 2011	-	149,237	21.22	-
		January – March 2012	-	42,181	21.06	-
		April – June 2012	-	175,072	21.45	-
		July – September 2012	-	83,736	22.43	-

	Chief Executive Officer Performance Plan
	Options	April – June 2012	16.80	320,513	22.84	5,385

	Share rights	October – December 2011	-	107,758	20.37	-
		April – June 2012	-	24,687	22.84	-

	SOSPS
		October – December 2011	14.65	343,000	21.54	5,025
		January – March 2012	14.65 - 16.24	55,000	20.41	830
2011	WRP and WPP
	Options	October – December 2010	20.53	33,448	23.15	687
		January – March 2011	13.59	28,856	22.76	392
		April – June 2011	13.59 - 23.98	636,164	24.70	12,462
		July – September 2011	18.98 - 20.53	61,671	21.22	1,196

	Share rights	October – December 2010	-	279,432	22.84	-
		January – March 2011	-	152,093	23.41	-
		April – June 2011	-	136,405	24.16	-
		July – September 2011	-	71,375	20.96	-

	Chief Executive Officer Performance Plan
	Share rights	April – June 2011	-	57,603	24.18	-

	SOSPS	October – December 2010	13.26 - 14.65	464,500	21.45	6,311
		January – March 2011	13.26 - 14.65	96,000	22.69	1,344
		April – June 2011	14.65	25,000	24.36	366
		July – September 2011	14.65	72,000	20.36	835

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

2012 WESTPAC GROUP ANNUAL REPORT	195

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

Share allocation in the 2011 ESP award was by way of newly issued shares. The following table provides details of shares issued under the ESP during the years ended 30 September:

	Allocation Date	Number of Participants	Average Number of Shares Allocated per Participant	Total Number of Shares Allocated	Market Price per Share	Total Fair Value
2012	2 December 2011	27,005	49	1,323,245	$20.35	$26,928,036
2011	3 December 2010	27,234	46	1,252,764	$21.46	$26,884,315

The liability accrued in respect of the ESP at 30 September 2012 is $28 million (2011: $30 million) and is included in other liabilities.

196	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 26. AVERAGE BALANCE SHEET AND INTEREST RATES

The following table lists the average balances and related interest for the major categories of the Group’s interest earning assets and interest bearing liabilities. Averages used are predominantly daily averages:

				Consolidated
	Year Ended			Year Ended			Year Ended
	30 September 2012			30 September 2011			30 September 2010
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Rate	Balance	Income	Rate	Balance	Income	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Receivables due from other financial institutions:
Australia	3,215	135	4.2%	3,800	172	4.5%	4,539	176	3.9%
New Zealand	220	4	1.8%	328	26	7.9%	305	24	7.9%
Other overseas	4,935	49	1.0%	5,382	53	1.0%	4,948	34	0.7%
Trading securities:
Australia	36,082	1,873	5.2%	37,265	2,133	5.7%	37,847	1,838	4.9%
New Zealand	4,538	123	2.7%	4,733	149	3.1%	4,622	133	2.9%
Other overseas	5,072	95	1.9%	4,159	74	1.8%	3,720	64	1.7%
Other financial assets designated at fair value:
Australia	1,708	100	5.9%	1,397	95	6.8%	1,089	57	5.2%
Other overseas	311	8	2.6%	156	4	2.6%	244	7	2.9%
Available-for-sale securities:
Australia	16,240	1,006	6.2%	12,238	743	6.1%	5,457	340	6.2%
New Zealand	1,784	80	4.5%	391	20	5.1%	-	-	-
Other overseas	1,062	30	2.8%	986	26	2.6%	858	28	3.3%
Regulatory deposits:
Other overseas	1,460	24	1.6%	1,303	12	0.9%	1,363	4	0.3%
Loans and other receivables[1]:
Australia	440,416	30,202	6.9%	425,905	31,467	7.4%	419,148	28,208	6.7%
New Zealand	46,416	2,870	6.2%	44,694	2,900	6.5%	45,486	3,053	6.7%
Other overseas	14,286	274	1.9%	5,484	224	4.1%	5,365	185	3.4%
Total interest earning assets and interest income	577,745	36,873	6.4%	548,221	38,098	6.9%	534,991	34,151	6.4%
Non-interest earning assets
Cash, receivables due from other financial institutions and regulatory deposits	2,745			1,350			1,097
Derivative financial instruments	36,688			33,952			29,790
Life insurance assets	8,027			10,507			12,257
All other assets[2]	36,932			34,398			29,542
Total non-interest earning assets	84,392			80,207			72,686
Total assets	662,137			628,428			607,677

[1]	Loans and receivables are stated net of provisions for impairment charges on loans. Other receivables include other assets, cash and balances with central banks.
[2]	Includes property, plant and equipment, goodwill and intangibles, other assets, deferred tax and non-interest bearing loans relating to mortgage offset accounts.

2012 WESTPAC GROUP ANNUAL REPORT	197

NOTE 26. AVERAGE BALANCE SHEET AND INTEREST RATES (CONTINUED)

				Consolidated
	Year Ended			Year Ended			Year Ended
	30 September 2012			30 September 2011			30 September 2010
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Payables due to other financial institutions:
Australia	4,072	186	4.6%	2,927	135	4.6%	2,569	101	3.9%
New Zealand	336	6	1.8%	502	11	2.2%	454	12	2.6%
Other overseas	4,837	52	1.1%	4,656	45	1.0%	4,926	38	0.8%
Deposits:
Australia	302,412	13,301	4.4%	279,874	13,352	4.8%	270,549	11,293	4.2%
New Zealand	30,324	1,066	3.5%	28,283	1,086	3.8%	27,750	1,017	3.7%
Other overseas	27,367	235	0.9%	26,223	244	0.9%	24,241	240	1.0%
Loan capital:
Australia	5,129	327	6.4%	5,802	332	5.7%	7,738	418	5.4%
Other overseas	2,455	127	5.2%	2,457	137	5.6%	2,528	127	5.0%
Other interest bearing liabilities[1]:
Australia	151,204	8,426	n/a	149,514	10,235	n/a	146,993	8,505	n/a
New Zealand	11,841	616	n/a	12,292	431	n/a	8,663	481	n/a
Other overseas	550	29	n/a	1,005	94	n/a	5,557	77	n/a
Total interest bearing liabilities and interest expense	540,527	24,371	4.5%	513,535	26,102	5.1%	501,968	22,309	4.4%
Non-interest bearing liabilities
Deposits and payables due to other financial institutions:
Australia	15,920			13,965			12,273
New Zealand	2,237			2,089			1,981
Other overseas	657			472			414
Derivative financial instruments	37,788			36,052			31,061
Life insurance policy liabilities	6,919			9,951			11,503
All other liabilities[2]	13,520			11,065			10,129
Total non-interest bearing liabilities	77,041			73,594			67,361
Total liabilities	617,568			587,129			569,329
Shareholders’ equity	42,605			39,378			36,434
Non-controlling interests	1,964			1,921			1,914
Total equity	44,569			41,299			38,348
Total liabilities and equity	662,137			628,428			607,677

[1]	Includes net impact of Treasury balance sheet management activities.
[2]	Includes provisions for current and deferred tax liabilities and other liabilities.

198	2012 WESTPAC GROUP ANNUAL REPORT

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

	Consolidated
	2012			2011
	Change Due to			Change Due to
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest earning assets
Receivables due from other financial institutions:
Australia	(26)	(11)	(37)	(29)	25	(4)
New Zealand	(9)	(13)	(22)	2	-	2
Other overseas	(4)	-	(4)	3	16	19
Trading securities:
Australia	(68)	(192)	(260)	(28)	323	295
New Zealand	(6)	(20)	(26)	3	13	16
Other overseas	16	5	21	8	2	10
Other financial assets designated at fair value:
Australia	21	(16)	5	16	22	38
Other overseas	4	-	4	(2)	(1)	(3)
Available-for-sale securities:
Australia	243	20	263	422	(19)	403
New Zealand	71	(11)	60	20	-	20
Other overseas	2	2	4	4	(6)	(2)
Regulatory deposits:
Other overseas	1	11	12	-	8	8
Loans and other receivables:
Australia	1,072	(2,337)	(1,265)	455	2,804	3,259
New Zealand	112	(142)	(30)	(53)	(100)	(153)
Other overseas	360	(310)	50	4	35	39
Total change in interest income	1,789	(3,014)	(1,225)	825	3,122	3,947

2012 WESTPAC GROUP ANNUAL REPORT	199

NOTE 26. AVERAGE BALANCE SHEET AND INTEREST RATES (CONTINUED)

	Consolidated
	2012			2011
	Change Due to			Change Due to
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest bearing liabilities
Payables due to other financial institutions:
Australia	53	(2)	51	14	20	34
New Zealand	(4)	(1)	(5)	1	(2)	(1)
Other overseas	2	5	7	(2)	9	7
Deposits:
Australia	1,075	(1,126)	(51)	389	1,670	2,059
New Zealand	78	(98)	(20)	20	49	69
Other overseas	11	(20)	(9)	20	(16)	4
Loan capital:
Australia	(39)	34	(5)	(105)	19	(86)
Other overseas	-	(10)	(10)	(4)	14	10
Other interest bearing liabilities:
Australia	116	(1,925)	(1,809)	146	1,584	1,730
New Zealand	(16)	201	185	202	(252)	(50)
Other overseas	(43)	(22)	(65)	(63)	80	17
Total change in interest expense	1,233	(2,964)	(1,731)	618	3,175	3,793
Change in net interest income:
Australia	37	483	520	392	(138)	254
New Zealand	110	(288)	(178)	(251)	118	(133)
Other overseas	409	(245)	164	66	(33)	33
Total change in net interest income	556	(50)	506	207	(53)	154

200	2012 WESTPAC GROUP ANNUAL REPORT

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

Key risks

¾      credit risk – the risk of financial loss where a customer or counterparty fails to meet their financial obligations;

¾      funding and liquidity risk – the risk that we will be unable to fund our assets and meet obligations as they come due, without incurring unacceptable losses;

¾      market risk – the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. This includes interest rate risk in the banking book – the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities;

¾      operational risk – the risk that arises from inadequate or failed internal processes and systems, human error or misconduct, or from external events. It also includes, among other things, technology risk, model risk and outsourcing risk; and

¾      compliance risk – the risk of legal or regulatory sanction, and financial or reputation loss, arising from our failure to abide by the compliance obligations required of us.

Other related risks

¾      business risk – the risk associated with the vulnerability of a line of business to changes in the business environment;

¾      environmental, social and governance risks – the risk of damage to the Group’s reputation or financial performance due to failure to recognise or address material existing or emerging sustainability related environmental, social or governance issues;

¾      equity risk – the potential for financial loss arising from movements in the value of our direct and indirect equity investments;

¾      insurance risk – the risk of mis-estimation of the expected cost of insured events, volatility in the number or severity of insured events, and mis-estimation of the cost of incurred claims;

¾      related entity (contagion) risk – the risk that problems arising in other Westpac Group members compromise the financial and operational position of the authorised deposit-taking institution in the Westpac Group; and

¾      reputation risk – the risk to earnings or capital arising from negative public opinion resulting from the loss of reputation or public trust and standing.

2012 WESTPAC GROUP ANNUAL REPORT	201

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

202	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

The 2nd Line of Defence – establishment of risk management frameworks and policies and risk management oversight

Our 2nd Line of Defence has three layers:

¾        our executive risk committees lead the optimisation of risk-reward by overseeing the development of risk appetite statements, risk management frameworks, policies and risk concentration controls and monitoring Westpac’s risk profile for alignment with approved appetites and strategies;

¾        our Group Risk function is independent from the business divisions, reports to the CRO, and establishes and maintains the Group-wide risk management frameworks, policies and concentration limits that are approved by the BRMC. It also provides reporting on Westpac’s risk profile to executive risk committees and the BRMC; and

¾        divisional risk areas are responsible for developing division-specific risk appetite statements, policies, controls, procedures, monitoring and reporting capability, which align to the Board’s Statement of Risk Appetite and the risk management frameworks approved by the BRMC. These risk areas are independent of the Divisions’ 1st Line business areas, with each divisional CRO having a direct reporting line to the CRO, as well as to their Division’s Group Executive.

The 3rd Line of Defence – independent assurance

Our Group Assurance function independently evaluates the adequacy and effectiveness of the Group’s overall risk management framework and controls.

This approach allows risks within our risk appetite to be balanced against appropriate rewards.

Westpac’s risk management governance structure is set out in more detail in the following table:

Board
¾	reviews and approves our overall risk management strategy.

Board Risk Management Committee (BRMC)
¾	provides recommendations to the Board on the Westpac Group’s risk-reward strategy;
¾	sets risk appetite;
¾	approves frameworks and key policies for managing risk;
¾	monitors our risk profile, performance, capital levels, exposures against limits and management and control of our risks;
¾	monitors changes anticipated in the economic and business environment and other factors relevant to our risk profile;
¾	oversees the development and ongoing review of key policies that support our frameworks for managing risk; and
¾	determines whether to accept risks beyond the approval discretion provided to management.

Other Board Committees with a risk focus
Board Audit Committee
¾	oversees the integrity of financial statements and financial reporting systems.
Board Remuneration Committee
¾	reviews any matters raised by the BRMC with respect to risk-adjusted remuneration.
Board Technology Committee
¾	oversees information technology strategy and implementation.

Executive Team
¾	executes the Board-approved strategy;
¾	assists with the development of the Board Statement of Risk Appetite;
¾	delivers the Group’s various strategic and performance goals within the approved risk appetite; and
¾	monitors key risks within each business unit, capital adequacy and the Group’s reputation.

Executive risk committees
Westpac Group Credit Risk Committee (CREDCO)
¾	leads the optimisation of credit risk-reward across the Group;
¾	oversees the credit risk management framework and key policies;
¾	oversees our credit risk profile; and
¾	identifies emerging credit risks and appropriate actions to address these.
Westpac Group Market Risk Committee (MARCO)
¾	leads the optimisation of market risk-reward across the Group;
¾	oversees the market risk management framework and key policies;
¾	oversees our market risk profile; and
¾	identifies emerging market risks and appropriate actions to address these.

2012 WESTPAC GROUP ANNUAL REPORT	203

NOTE 27. FINANCIAL RISK (CONTINUED)

Executive risk committees (continued)
Westpac Group Asset & Liability Committee (ALCO)
¾	leads the optimisation of funding and liquidity risk-reward across the Group;
¾	oversees the liquidity risk management framework and key policies;
¾	oversees the funding and liquidity risk profile and balance sheet risk profile; and
¾	identifies emerging funding and liquidity risks and appropriate actions to address these.
Westpac Group Operational Risk & Compliance Committee (OPCO)
¾	leads the optimisation of operational risk-reward across the Group;
¾	oversees the operational risk management framework, the compliance management framework and key supporting policies;
¾	oversees our operational risk and compliance profiles;
¾	oversees the reputation risk and environmental, social and governance (ESG) risk management frameworks and key supporting policies; and
¾	identifies emerging operational and compliance risks and appropriate actions to address these.
Westpac Group Remuneration Oversight Committee (ROC)
¾	responsible for ensuring that risk is embedded in all key steps in our remuneration framework;
¾

reviews and makes recommendations to the CEO for recommendation to the Board Remuneration Committee on the Group Remuneration Policy and provides assurance that remuneration arrangements across the Group encourage behaviour that supports Westpac’s long-term financial soundness and the risk management framework;

¾

reviews and monitors the remuneration arrangements (other than for Group Executives) for Responsible Persons (as defined in the Group’s Statutory Officers Fit and Proper Policy), risk and financial control personnel, and all other employees for whom a significant portion of total remuneration is based on performance and whose activities, either individually or collectively, may affect the financial soundness of Westpac; and

¾	reviews and recommends to the CEO for recommendation to the Board Remuneration Committee the criteria and rationale for determining the total quantum of the Group variable reward pool.
Group and divisional risk management
Group Risk
¾	develops the Group-level risk management frameworks for approval by the BRMC;
¾	directs the review and development of key policies supporting the risk management frameworks;
¾	establishes risk concentration limits and monitors risk concentrations; and
¾	monitors emerging risk issues.
Compliance Function
¾	develops the Group-level compliance framework for approval by the BRMC;
¾	directs the review and development of compliance policies, compliance plans, controls and procedures;
¾	monitors compliance and regulatory obligations and emerging regulatory developments; and
¾	reports on compliance standards.
Divisional risk management
¾	develops division-specific policies, risk appetite statements, controls, procedures, and monitoring and reporting capability that align to the frameworks approved by the BRMC.
Independent internal review
Group Assurance
¾	reviews the adequacy and effectiveness of management controls for risk.
Divisional business units
Business Units
¾	responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite policies; and
¾	establish and maintain appropriate risk management controls, resources and self-assurance processes.

204	2012 WESTPAC GROUP ANNUAL REPORT

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

¾        the Credit Risk Management framework describes the principles, methodologies, systems, roles and responsibilities, reports and key controls that exist for managing credit risk in Westpac;

¾        the Credit Risk Rating System policy describes the credit risk rating system philosophy, design, key features and uses of rating outcomes; and

¾       Westpac has established policies governing the management of three key types of concentration risk:

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

2012 WESTPAC GROUP ANNUAL REPORT	205

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

Control mechanisms for the credit risk rating system

Westpac’s credit risk rating system is reviewed annually to confirm that the rating criteria and procedures are appropriate given the current portfolio and external conditions. The BRMC and CREDCO monitor the risk profile, performance and management of Westpac’s credit portfolio and development and review of key credit risk policies. All models materially impacting the risk rating process are periodically reviewed in accordance with Westpac’s model risk policies. Specific credit risk estimates (including PD, LGD and exposure at default (EAD) levels) are overseen, reviewed annually and approved by the Credit Risk Estimates Committee (a subcommittee of CREDCO).

206	2012 WESTPAC GROUP ANNUAL REPORT

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
Loans – housing and personal[1]

Loans – housing and personal may be secured, partially secured or unsecured depending on the product. Security is typically taken by a mortgage over property and/or a general security agreement over other assets.

Loans – business[1]

Loans – business may be secured, partially secured or unsecured. Security is typically taken by way of a mortgage over property and/or a general security agreement over business assets, or other assets. Other forms of credit protection may also be sought or taken out if warranted.

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

▪         securities issued by other specified AA– / Aa3-rated sovereign governments; and

▪         credit-linked notes (provided the proceeds are invested in cash or other eligible collateral described above).

2012 WESTPAC GROUP ANNUAL REPORT	207

NOTE 27. FINANCIAL RISK (CONTINUED)

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

208	2012 WESTPAC GROUP ANNUAL REPORT

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

	Consolidated 2012
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	-	-	-	166	6,869	30	24	7,089	995
Agriculture, forestry and fishing	-	-	-	118	7,565	33	-	7,716	1,783
Construction	-	-	-	421	6,189	35	29	6,674	3,817
Finance and insurance	17,941	1,959	2,369	1,583	12,793	26,842	6,098	69,585	16,311
Government, administration and defence	18,403	21	18,340	1	1,284	228	-	38,277	1,304
Manufacturing	116	-	-	210	10,588	369	215	11,498	7,861
Mining	13	45	-	33	2,071	92	582	2,836	3,025
Property, property services and business services	28	17	1	3,156	43,572	791	724	48,289	13,279
Services[1]	66	23	11	714	8,834	201	133	9,982	5,373
Trade[2]	32	-	-	514	15,411	273	66	16,296	7,111
Transport and storage	114	39	316	89	7,652	827	40	9,077	3,059
Utilities[3]	107	128	170	35	2,681	1,187	140	4,448	2,850
Retail lending	-	120	-	328,068	41	47	-	328,276	66,833
Other	8	-	1	-	2,356	90	-	2,455	244
Total Australia	36,828	2,352	21,208	335,108	127,906	31,045	8,051	562,498	133,845
New Zealand
Accommodation, cafes and restaurants	2	-	-	278	160	1	2	443	69
Agriculture, forestry and fishing	-	-	-	503	4,774	58	-	5,335	494
Construction	-	-	-	754	394	1	1	1,150	332
Finance and insurance	2,702	-	470	561	1,119	3,319	151	8,322	1,417
Government, administration and defence	440	-	1,715	5	520	162	27	2,869	722
Manufacturing	-	-	-	386	1,509	74	3	1,972	1,054
Mining	-	-	-	21	369	5	-	395	143
Property, property services and business services	60	-	-	4,372	4,876	171	3	9,482	1,622
Services[1]	-	-	-	1,222	879	25	-	2,126	855
Trade[2]	-	-	-	1,015	1,630	35	-	2,680	1,211
Transport and storage	-	-	-	202	836	58	-	1,096	478
Utilities[3]	8	-	-	69	982	288	2	1,349	1,270
Retail lending	-	-	-	20,737	41	-	-	20,778	5,393
Other	-	-	-	-	31	192	-	223	248
Total New Zealand	3,212	-	2,185	30,125	18,120	4,389	189	58,220	15,308

1             Services includes education, health and community services, cultural and recreational services and personal and other services.

2             Trade includes wholesale trade and retail trade.

3             Utilities includes electricity, gas and water and communication services.

2012 WESTPAC GROUP ANNUAL REPORT	209

NOTE 27. FINANCIAL RISK (CONTINUED)

	Consolidated 2012
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other overseas
Accommodation, cafes and restaurants	-	-	-	4	152	-	-	156	23
Agriculture, forestry and fishing	-	-	-	-	68	-	-	68	88
Construction	-	-	-	7	65	-	-	72	83
Finance and insurance	4,460	288	389	1	725	54	-	5,917	1,211
Government, administration and defence	103	-	685	-	8	-	-	796	42
Manufacturing	-	-	-	2	1,785	-	-	1,787	2,346
Mining	-	-	-	1	249	-	-	250	909
Property, property services and business services	-	-	-	55	317	-	-	372	173
Services[1]	-	24	-	4	69	-	-	97	20
Trade[2]	-	-	-	9	1,757	-	-	1,766	1,522
Transport and storage	-	-	-	3	548	1	-	552	90
Utilities[3]	-	-	5	-	161	-	-	166	97
Retail lending	-	-	-	933	55	-	-	988	121
Other	-	-	-	11	31	-	-	42	-
Total other overseas	4,563	312	1,079	1,030	5,990	55	-	13,029	6,725
Other risk concentrations
Amounts due from financial institutions								10,228
Regulatory deposits								1,893
Total gross credit risk	44,603	2,664	24,472	366,263	152,016	35,489	8,240	645,868	155,878

1             Services includes education, health and community services, cultural and recreational services and personal and other services.

2             Trade includes wholesale trade and retail trade.

3             Utilities includes electricity, gas and water and communication services.

210	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

	Consolidated 2011
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Australia
Accommodation, cafes and restaurants	-	-	-	147	6,974	33	17	7,171	861
Agriculture, forestry and fishing	1	-	-	108	7,682	45	-	7,836	1,718
Construction	4	-	-	376	5,708	75	-	6,163	3,446
Finance and insurance	23,735	2,182	574	1,397	14,528	39,812	6,001	88,229	16,666
Government, administration and defence	13,622	23	14,552	-	781	974	-	29,952	1,448
Manufacturing	136	17	56	204	11,135	475	133	12,156	7,825
Mining	24	45	-	32	1,456	152	571	2,280	2,464
Property, property services and business services	13	103	81	2,941	42,618	770	695	47,221	11,599
Services[1]	55	20	9	644	8,292	79	94	9,193	4,956
Trade[2]	160	-	-	496	15,598	378	108	16,740	6,647
Transport and storage	159	26	168	78	6,599	474	69	7,573	3,062
Utilities[3]	84	56	213	28	2,553	788	82	3,804	2,783
Retail lending	-	229	-	316,747	30	228	-	317,234	67,694
Other	-	-	-	11	1,319	80	-	1,410	1,385
Total Australia	37,993	2,701	15,653	323,209	125,273	44,363	7,770	556,962	132,554
New Zealand
Accommodation, cafes and restaurants	-	-	-	274	147	1	1	423	66
Agriculture, forestry and fishing	1	-	-	501	4,450	86	2	5,040	576
Construction	-	-	-	753	294	4	1	1,052	570
Finance and insurance	1,918	-	206	462	1,010	3,665	110	7,371	1,396
Government, administration and defence	2,714	-	1,022	4	446	191	24	4,401	768
Manufacturing	11	-	-	396	1,292	139	3	1,841	1,086
Mining	-	-	-	20	211	3	-	234	274
Property, property services and business services	40	-	-	4,252	4,959	148	-	9,399	1,347
Services[1]	36	-	-	1,236	866	12	2	2,152	1,000
Trade[2]	-	-	-	1,019	1,832	30	-	2,881	1,152
Transport and storage	1	-	-	191	874	71	-	1,137	407
Utilities[3]	29	-	-	67	753	206	3	1,058	1,193
Retail lending	-	-	-	19,680	-	-	-	19,680	5,140
Other	-	-	-	-	120	152	-	272	9
Total New Zealand	4,750	-	1,228	28,855	17,254	4,708	146	56,941	14,984

1      Services includes education, health and community services, cultural and recreational services and personal and other services.

2      Trade includes wholesale trade and retail trade.

3      Utilities includes electricity, gas and water and communication services.

2012 WESTPAC GROUP ANNUAL REPORT	211

NOTE 27. FINANCIAL RISK (CONTINUED)

	Consolidated 2011
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Other overseas
Accommodation, cafes and restaurants	-	-	-	4	155	-	-	159	27
Agriculture, forestry and fishing	-	-	-	1	23	-	-	24	11
Construction	-	-	-	5	128	-	-	133	86
Finance and insurance	5,226	259	492	-	525	73	-	6,575	1,508
Government, administration and defence	2	-	695	-	14	-	-	711	48
Manufacturing	-	-	-	4	1,233	-	-	1,237	2,079
Mining	-	-	-	1	136	-	-	137	1,019
Property, property services and business services	-	-	-	69	379	-	-	448	180
Services[1]	-	-	-	4	43	-	-	47	10
Trade[2]	-	-	-	10	1,186	-	-	1,196	1,398
Transport and storage	-	-	-	4	859	1	-	864	114
Utilities[3]	-	-	7	-	190	-	-	197	55
Retail lending	-	-	-	969	65	-	-	1,034	167
Other	-	-	-	14	42	-	-	56	4
Total other overseas	5,228	259	1,194	1,085	4,978	74	-	12,818	6,706
Other risk concentrations
Amounts due from financial institutions								8,551
Regulatory deposits								1,739
Total gross credit risk	47,971	2,960	18,075	353,149	147,505	49,145	7,916	637,011	154,244

1      Services includes education, health and community services, cultural and recreational services and personal and other services.

2      Trade includes wholesale trade and retail trade.

3      Utilities includes electricity, gas and water and communication services.

212	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity 2012
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Australia
Accommodation, cafes and restaurants	-	-	-	166	6,761	30	-	6,957	995
Agriculture, forestry and fishing	-	-	-	118	7,337	33	-	7,488	1,783
Construction	-	-	-	421	5,440	35	-	5,896	3,817
Finance and insurance	17,941	1,396	2,336	1,583	12,625	26,553	-	62,434	16,311
Government, administration and defence	18,402	-	18,341	1	1,185	228	-	38,157	1,304
Manufacturing	116	-	-	210	10,257	369	-	10,952	7,861
Mining	13	-	-	33	1,932	92	-	2,070	3,025
Property, property services and business services	28	5	-	3,156	42,533	791	-	46,513	13,278
Services[1]	66	23	11	714	7,981	201	-	8,996	5,371
Trade[2]	32	-	-	514	14,838	273	-	15,657	7,081
Transport and storage	114	16	67	89	7,156	827	-	8,269	3,058
Utilities[3]	107	126	154	35	2,647	1,187	-	4,256	2,850
Retail Lending	-	120	-	324,588	41	47	-	324,796	66,833
Other	8	-	1	-	2,336	90	-	2,435	244
Total Australia	36,827	1,686	20,910	331,628	123,069	30,756	-	544,876	133,811
New Zealand
Accommodation, cafes and restaurants	2	-	-	-	-	1	-	3	-
Agriculture, forestry and fishing	-	-	-	-	-	58	-	58	35
Construction	-	-	-	-	-	1	-	1	40
Finance and insurance	1,263	-	-	-	3	3,312	-	4,578	65
Government, administration and defence	252	-	-	-	1	162	-	415	85
Manufacturing	-	-	-	-	30	74	-	104	135
Mining	-	-	-	-	1	5	-	6	-
Property, property services and business services	60	-	-	-	76	171	-	307	26
Services[1]	-	-	-	-	-	25	-	25	20
Trade[2]	-	-	-	-	6	35	-	41	201
Transport and storage	-	-	-	-	18	58	-	76	112
Utilities[3]	8	-	-	-	162	288	-	458	244
Retail lending	-	-	-	-	2	-	-	2	1
Other	-	-	-	-	9	192	-	201	1
Total New Zealand	1,585	-	-	-	308	4,382	-	6,275	965

1      Services includes education, health and community services, cultural and recreational services and personal and other services.

2      Trade includes wholesale trade and retail trade.

3      Utilities includes electricity, gas and water and communication services.

2012 WESTPAC GROUP ANNUAL REPORT	213

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity 2012
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Other overseas
Accommodation, cafes and restaurants	-	-	-	4	127	-	-	131	22
Agriculture, forestry and fishing	-	-	-	-	62	-	-	62	61
Construction	-	-	-	4	46	-	-	50	75
Finance and insurance	4,460	217	129	-	651	46	-	5,503	1,208
Government, administration and defence	103	-	-	-	7	-	-	110	42
Manufacturing	-	-	-	2	1,661	-	-	1,663	2,195
Mining	-	-	-	-	226	-	-	226	864
Property, property services and business services	-	-	-	16	169	-	-	185	163
Services[1]	-	-	-	1	53	-	-	54	19
Trade[2]	-	-	-	4	1,628	-	-	1,632	1,459
Transport and storage	-	-	-	2	410	-	-	412	68
Utilities[3]	-	-	-	-	134	-	-	134	96
Retail lending	-	-	-	397	33	-	-	430	34
Other	-	-	-	7	28	-	-	35	-
Total other overseas	4,563	217	129	437	5,235	46	-	10,627	6,306
Other risk concentrations
Amounts due from financial institutions								7,328
Regulatory deposits								1,773
Total gross credit risk	42,975	1,903	21,039	332,065	128,612	35,184	-	570,879	141,082

1      Services includes education, health and community services, cultural and recreational services and personal and other services.

2      Trade includes wholesale trade and retail trade.

3      Utilities includes electricity, gas and water and communication services.

214	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity 2011
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives	Life Insurance Assets	Total (On Balance Sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	-	-	-	145	6,613	33	-	6,791	843
Agriculture, forestry and fishing	1	-	-	107	7,278	45	-	7,431	1,713
Construction	4	-	-	373	5,423	75	-	5,875	3,439
Finance and insurance	23,637	1,523	549	1,379	14,264	39,569	-	80,921	16,652
Government, administration and defence	13,622	-	14,551	-	753	974	-	29,900	1,448
Manufacturing	136	17	-	202	10,798	475	-	11,628	7,815
Mining	24	-	-	32	1,416	152	-	1,624	2,464
Property, property services and business services	13	85	58	2,913	40,730	770	-	44,569	11,464
Services[1]	55	20	9	637	8,086	79	-	8,886	4,906
Trade[2]	159	-	-	492	14,741	378	-	15,770	6,585
Transport and storage	135	26	13	77	6,367	474	-	7,092	3,062
Utilities[3]	84	55	100	28	2,535	788	-	3,590	2,783
Retail Lending	-	229	-	313,923	30	228	-	314,410	67,687
Other	-	-	-	3	1,258	80	-	1,341	1,317
Total Australia	37,870	1,955	15,280	320,311	120,292	44,120	-	539,828	132,178
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	2	1	-	3	3
Agriculture, forestry and fishing	1	-	-	-	354	86	-	441	150
Construction	-	-	-	-	74	4	-	78	314
Finance and insurance	173	-	-	-	734	3,645	-	4,552	1,195
Government, administration and defence	1,901	-	-	-	48	191	-	2,140	462
Manufacturing	11	-	-	-	584	139	-	734	778
Mining	-	-	-	-	177	3	-	180	262
Property, property services and business services	40	-	-	-	1,062	148	-	1,250	229
Services[1]	36	-	-	-	287	12	-	335	506
Trade[2]	-	-	-	-	913	30	-	943	591
Transport and storage	1	-	-	-	457	71	-	529	294
Utilities[3]	29	-	-	-	654	206	-	889	1,125
Retail lending	-	-	-	-	-	-	-	-	7
Other	-	-	-	-	52	152	-	204	-
Total New Zealand	2,192	-	-	-	5,398	4,688	-	12,278	5,916

1      Services includes education, health and community services, cultural and recreational services and personal and other services.

2      Trade includes wholesale trade and retail trade.

3      Utilities includes electricity, gas and water and communication services.

2012 WESTPAC GROUP ANNUAL REPORT	215

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity 2011
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives	Life Insurance Assets	Total (On Balance Sheet)	Credit Commitments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other overseas
Accommodation, cafes and restaurants	-	-	-	4	132	-	-	136	27
Agriculture, forestry and fishing	-	-	-	1	13	-	-	14	1
Construction	-	-	-	2	110	-	-	112	83
Finance and insurance	5,226	138	143	-	488	71	-	6,066	1,506
Government, administration and defence	2	-	3	-	13	-	-	18	47
Manufacturing	-	-	-	3	1,169	-	-	1,172	1,920
Mining	-	-	-	-	104	-	-	104	968
Property, property services and business services	-	-	-	21	217	-	-	238	158
Services[1]	-	-	-	1	24	-	-	25	9
Trade[2]	-	-	-	4	1,067	-	-	1,071	1,358
Transport and storage	-	-	-	2	768	-	-	770	103
Utilities[3]	-	-	-	-	155	-	-	155	35
Retail lending	-	-	-	440	33	-	-	473	37
Other	-	-	-	11	39	-	-	50	-
Total other overseas	5,228	138	146	489	4,332	71	-	10,404	6,252
Other risk concentrations
Amounts due from financial institutions								5,237
Regulatory deposits								1,649
Total gross credit risk	45,290	2,093	15,426	320,800	130,022	48,879	-	569,396	144,346

1      Services includes education, health and community services, cultural and recreational services and personal and other services.

2      Trade includes wholesale trade and retail trade.

3      Utilities includes electricity, gas and water and communication services.

216	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

27.2.6 Credit quality of financial assets

The tables below segregate the financial assets of the Group and Parent Entity between financial assets that are neither past due nor impaired, past due but not impaired and impaired. Non-financial assets of the Group and Parent Entity are excluded from the tables below and therefore the total will not reconcile to total assets on the balance sheets.

An asset is considered to be past due when any payment under the contractual terms has been missed. The amount included as past due is the entire contractual balance, rather than the overdue portion. The breakdown in the tables below does not always align with the underlying basis by which credit risk is managed within Westpac.

Financial assets of the Group at 30 September can be disaggregated as follows:

	Consolidated 2012
	Neither Past	Past Due				Total
	Due Nor	But Not			Impairment	Carrying
	Impaired	Impaired	Impaired	Total	Provision	Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	12,523	-	-	12,523	-	12,523
Receivables due from other financial institutions	10,228	-	-	10,228	-	10,228
Derivative financial instruments	35,489	-	-	35,489	-	35,489
Trading securities	44,603	-	-	44,603	-	44,603
Other financial assets designated at fair value	2,664	-	-	2,664	-	2,664
Available-for-sale securities	24,471	-	1	24,472	-	24,472
Loans:
Loans – housing and personal	353,094	12,538	631	366,263	(1,042)	365,221
Loans – business	144,266	3,995	3,755	152,016	(2,792)	149,224
Life insurance assets	8,237	3	-	8,240	-	8,240
Regulatory deposits with central banks overseas	1,893	-	-	1,893	-	1,893
Other financial assets	4,273	41	11	4,325	-	4,325
Total	641,741	16,577	4,398	662,716	(3,834)	658,882

	Consolidated 2011
	Neither Past	Past Due				Total
	Due Nor	But Not			Impairment	Carrying
	Impaired	Impaired	Impaired	Total	Provision	Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	16,258	-	-	16,258	-	16,258
Receivables due from other financial institutions	8,551	-	-	8,551	-	8,551
Derivative financial instruments	49,145	-	-	49,145	-	49,145
Trading securities	47,971	-	-	47,971	-	47,971
Other financial assets designated at fair value	2,960	-	-	2,960	-	2,960
Available-for-sale securities	18,042	-	33	18,075	-	18,075
Loans:
Loans – housing and personal	338,490	14,042	617	353,149	(1,180)	351,969
Loans – business	139,636	3,870	3,999	147,505	(2,865)	144,640
Life insurance assets	7,909	7	-	7,916	-	7,916
Regulatory deposits with central banks overseas	1,739	-	-	1,739	-	1,739
Other financial assets	4,130	51	13	4,194	(12)	4,182
Total	634,831	17,970	4,662	657,463	(4,057)	653,406

2012 WESTPAC GROUP ANNUAL REPORT	217

NOTE 27. FINANCIAL RISK (CONTINUED)

Financial assets of the Parent Entity at 30 September can be disaggregated as follows:

	Parent Entity 2012
	Neither Past	Past Due				Total
	Due Nor	But Not			Impairment	Carrying
	Impaired	Impaired	Impaired	Total	Provision	Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	10,993	-	-	10,993	-	10,993
Receivables due from other financial institutions	7,328	-	-	7,328	-	7,328
Derivative financial instruments	35,184	-	-	35,184	-	35,184
Trading securities	42,975	-	-	42,975	-	42,975
Other financial assets designated at fair value	1,903	-	-	1,903	-	1,903
Available-for-sale securities	21,039	-	-	21,039	-	21,039
Loans:
Loans – housing and personal	320,632	10,960	473	332,065	(837)	331,228
Loans – business	122,193	3,410	3,009	128,612	(2,351)	126,261
Life insurance assets	-	-	-	-	-	-
Regulatory deposits with central banks overseas	1,773	-	-	1,773	-	1,773
Due from subsidiaries	92,740	-	-	92,740	-	92,740
Other financial assets	3,721	35	8	3,764	-	3,764
Total	660,481	14,405	3,490	678,376	(3,188)	675,188

	Parent Entity 2011
	Neither Past	Past Due				Total
	Due Nor	But Not			Impairment	Carrying
	Impaired	Impaired	Impaired	Total	Provision	Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	14,750	-	-	14,750	-	14,750
Receivables due from other financial institutions	5,237	-	-	5,237	-	5,237
Derivative financial instruments	48,879	-	-	48,879	-	48,879
Trading securities	45,290	-	-	45,290	-	45,290
Other financial assets designated at fair value	2,093	-	-	2,093	-	2,093
Available-for-sale securities	15,394	-	32	15,426	-	15,426
Loans:
Loans – housing and personal	307,667	12,699	434	320,800	(958)	319,842
Loans – business	123,385	3,253	3,384	130,022	(2,485)	127,537
Life insurance assets	-	-	-	-	-	-
Regulatory deposits with central banks overseas	1,649	-	-	1,649	-	1,649
Due from subsidiaries	56,938	-	-	56,938	-	56,938
Other financial assets	3,640	46	11	3,697	(10)	3,687
Total	624,922	15,998	3,861	644,781	(3,453)	641,328

218	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

27.2.7 Financial assets that are neither past due nor impaired

The credit quality of financial assets of the Group that are neither past due nor impaired have been assessed by reference to the credit risk rating system adopted internally:

	Consolidated
	2012				2011
	Strong	Good/ Satisfactory	Weak	Total	Strong	Good/ Satisfactory	Weak	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	12,523	-	-	12,523	16,258	-	-	16,258
Receivables due from other financial institutions	10,228	-	-	10,228	8,551	-	-	8,551
Derivative financial instruments	34,611	781	97	35,489	47,984	1,080	81	49,145
Trading securities[1]	44,553	50	-	44,603	47,908	62	1	47,971
Other financial assets designated at fair value[1]	2,450	210	4	2,664	2,615	343	2	2,960
Available-for-sale securities[1]	23,777	694	-	24,471	17,320	699	23	18,042
Loans:
Loans – housing and personal[2]	n/a	353,094	n/a	353,094	n/a	338,490	n/a	338,490
Loans – business	53,790	81,736	8,740	144,266	52,793	78,068	8,775	139,636
Life insurance assets[1]	8,143	94	-	8,237	7,800	109	-	7,909
Regulatory deposits with central banks overseas	1,706	125	62	1,893	1,583	96	60	1,739
Other financial assets[3]	3,085	1,182	6	4,273	2,812	1,311	7	4,130
Total financial assets	194,866	437,966	8,909	641,741	205,624	420,258	8,949	634,831

1           Trading securities, other financial assets designated at fair value, available-for-sale securities and life insurance assets of $7,550 million (2011: $7,192 million) that do not have assigned credit ratings have been included in the strong category. These assets primarily include assets held in regulated life insurance entities with specific investment policies regarding the quality of the assets invested in and listed equity securities and are therefore considered strong credit quality.

2           Loans – housing and personal do not qualify as strong credit quality based on Westpac’s CRGs. This class of loans are also not deemed to be weak as non-performing loans would be categorised as past due or impaired.

3           Other financial assets includes accrued interest of $1,226 million (2011: $1,359 million) which is allocated to the relevant credit quality classifications in proportion to and to correspond with the loan balances to which it relates. Securities sold not yet delivered of $1,841 million (2011: $2,038 million) is also included in this balance which is allocated proportionately based on the trading securities balance classifications.

2012 WESTPAC GROUP ANNUAL REPORT	219

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity
	2012				2011
	Strong	Good/ Satisfactory	Weak	Total	Strong	Good/ Satisfactory	Weak	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	10,993	-	-	10,993	14,750	-	-	14,750
Receivables due from other financial institutions	7,328	-	-	7,328	5,237	-	-	5,237
Derivative financial instruments	34,306	781	97	35,184	47,719	1,079	81	48,879
Trading securities[1]	42,925	50	-	42,975	45,227	62	1	45,290
Other financial assets designated at fair value[1]	1,779	120	4	1,903	1,852	239	2	2,093
Available-for-sale securities[1]	21,036	3	-	21,039	15,391	3	-	15,394
Loans:
Loans – housing and personal[2]	n/a	320,632	n/a	320,632	n/a	307,667	n/a	307,667
Loans – business	47,156	67,759	7,278	122,193	50,484	65,434	7,467	123,385
Regulatory deposits with central banks overseas	1,705	6	62	1,773	1,583	6	60	1,649
Due from subsidiaries	92,740	-	-	92,740	56,938	-	-	56,938
Other financial assets[3]	2,685	1,031	5	3,721	2,429	1,205	6	3,640
Total financial assets	262,653	390,382	7,446	660,481	241,610	375,695	7,617	624,922

1            Trading securities and other financial assets designated at fair value of $193 million (2011: $169 million) that do not have assigned credit ratings have been included in the strong category.

2            Loans – housing and personal do not qualify as strong credit quality based on Westpac’s CRGs. This class of loans are also not deemed to be weak as non-performing loans would be categorised as past due or impaired.

3            Other financial assets includes accrued interest of $1,065 million (2011: $1,250 million) which is allocated to the relevant credit quality classifications in proportion to and to correspond with the loan balances to which it relates. Securities sold not yet delivered of $1,841 million (2011: $2,038 million) is also included in this balance which is allocated proportionately based on the trading securities balance classifications.

The following analysis shows our assessment of the coverage provided by collateral held in support of financial assets that are neither past due nor impaired. The estimated realisable value of collateral held is based on a combination of:

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

In the table below, a financial asset that is neither past due nor impaired is deemed to be ‘fully secured’ where the ratio of the asset amount to our current estimated net present value of the realisable collateral is less than or equal to 100%. Such assets are deemed to be ‘partially secured’ when this ratio exceeds 100% but not more than 150%, and ‘unsecured’ when either no security is held (e.g. can include credit cards, personal loans, and exposure to highly rated corporate entities) or where the secured loan to estimated recoverable value exceeds 150%.

	Consolidated
	2012			2011
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	%	%	%	%	%	%
Fully secured	94.7	55.0	83.2	93.8	56.0	82.8
Partially secured	1.7	24.5	8.3	2.6	25.7	9.3
Unsecured	3.6	20.5	8.5	3.6	18.3	7.9
Total	100.0	100.0	100.0	100.0	100.0	100.0

220	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity
	2012			2011
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	%	%	%	%	%	%
Fully secured	95.8	54.5	84.4	94.8	53.9	83.1
Partially secured	0.8	25.7	7.6	1.8	27.0	9.0
Unsecured	3.4	19.8	8.0	3.4	19.1	7.9
Total	100.0	100.0	100.0	100.0	100.0	100.0

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

Financial assets that were past due, but not impaired can be disaggregated based on days overdue at 30 September as follows:

	Consolidated
	2012				2011
	1–5 days	6–89 days	90+ days	Total	1–5 days	6–89 days	90+ days	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans
Loans – housing and personal	3,249	7,697	1,592	12,538	4,155	8,341	1,546	14,042
Loans – business	1,671	1,199	1,125	3,995	861	2,053	956	3,870
Life insurance assets	-	3	-	3	-	7	-	7
Other financial assets	12	22	7	41	14	30	7	51
Total	4,932	8,921	2,724	16,577	5,030	10,431	2,509	17,970

	Parent Entity
	2012				2011
	1–5 days	6–89 days	90+ days	Total	1–5 days	6–89 days	90+ days	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans
Loans – housing and personal	2,776	6,734	1,450	10,960	3,673	7,561	1,465	12,699
Loans – business	1,563	841	1,006	3,410	701	1,730	822	3,253
Life insurance assets	-	-	-	-	-	-	-	-
Other financial assets	11	18	6	35	13	26	7	46
Total	4,350	7,593	2,462	14,405	4,387	9,317	2,294	15,998

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

2012 WESTPAC GROUP ANNUAL REPORT	221

NOTE 27. FINANCIAL RISK (CONTINUED)

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

	Consolidated
	2012			2011
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	%	%	%	%	%	%
Fully secured	92.6	52.0	82.8	90.1	48.6	81.2
Partially secured	2.2	24.4	7.5	1.8	23.8	6.5
Unsecured	5.2	23.6	9.7	8.1	27.6	12.3
Total	100.0	100.0	100.0	100.0	100.0	100.0

	Parent Entity
	2012			2011
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	%	%	%	%	%	%
Fully secured	94.7	51.1	84.3	93.8	47.7	84.4
Partially secured	0.5	24.9	6.3	0.1	23.5	4.9
Unsecured	4.8	24.0	9.4	6.1	28.8	10.7
Total	100.0	100.0	100.0	100.0	100.0	100.0

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

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	2,528	2,840	2,943	121	138	148	37	46	52	2,686	3,024	3,143

222	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

27.2.10 Impaired loans

Financial assets assessed as impaired

The gross amount of impaired loans, along with the provision for impairment, by class of asset at 30 September, is summarised in the tables below:

			Consolidated
		2012			2011
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	$m	$m	$m	$m	$m	$m
Individually impaired
Gross amount	297	3,658	3,955	335	3,865	4,200
Impairment provision	(128)	(1,342)	(1,470)	(146)	(1,315)	(1,461)
Carrying amount	169	2,316	2,485	189	2,550	2,739
Collectively impaired
Gross amount	334	97	431	282	134	416
Impairment provision	(151)	(20)	(171)	(161)	(41)	(202)
Carrying amount	183	77	260	121	93	214
Total gross amount	631	3,755	4,386	617	3,999	4,616
Total impairment provision	(279)	(1,362)	(1,641)	(307)	(1,356)	(1,663)
Total carrying amount	352	2,393	2,745	310	2,643	2,953

			Parent Entity
		2012			2011
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	$m	$m	$m	$m	$m	$m
Individually impaired
Gross amount	196	2,920	3,116	204	3,269	3,473
Impairment provision	(79)	(1,148)	(1,227)	(92)	(1,159)	(1,251)
Carrying amount	117	1,772	1,889	112	2,110	2,222
Collectively impaired
Gross amount	277	89	366	230	115	345
Impairment provision	(130)	(19)	(149)	(121)	(11)	(132)
Carrying amount	147	70	217	109	104	213
Total gross amount	473	3,009	3,482	434	3,384	3,818
Total impairment provision	(209)	(1,167)	(1,376)	(213)	(1,170)	(1,383)
Total carrying amount	264	1,842	2,106	221	2,214	2,435

2012 WESTPAC GROUP ANNUAL REPORT	223

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

			Consolidated
		2012			2011
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	%	%	%	%	%	%
Fully secured	62.0	19.8	25.9	43.7	13.3	17.4
Partially secured	10.0	27.9	25.3	12.5	25.1	23.4
Unsecured	28.0	52.3	48.8	43.8	61.6	59.2
Total	100.0	100.0	100.0	100.0	100.0	100.0

			Parent Entity
		2012			2011
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	%	%	%	%	%	%
Fully secured	66.0	17.0	23.7	45.0	14.2	17.7
Partially secured	4.7	26.7	23.7	0.9	22.3	19.9
Unsecured	29.3	56.3	52.6	54.1	63.5	62.4
Total	100.0	100.0	100.0	100.0	100.0	100.0

Impaired loans comprise non-performing loans, overdrafts, personal loans, revolving credit facilities greater than 90 days past due and restructured loans.

Non-performing loans

Non-performing loans are loans with an impaired internal risk grade, excluding restructured assets. These were attributed to the following geographical segments:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	3,212	3,437	3,456	743	736	691	79	114	93	4,034	4,287	4,240
Impairment provision	(1,199)	(1,215)	(1,359)	(224)	(212)	(281)	(40)	(60)	(37)	(1,463)	(1,487)	(1,677)
Net	2,013	2,222	2,097	519	524	410	39	54	56	2,571	2,800	2,563

224	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

Overdrafts, personal loans and revolving credit facilities greater than 90 days past due

Overdrafts, personal loans and revolving credit facilities greater than 90 days past due for the Group were attributed to the following geographical segments:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	186	186	197	12	13	15	1	1	1	199	200	213
Impairment provision	(126)	(138)	(141)	(7)	(8)	(13)	(1)	(1)	(1)	(134)	(147)	(155)
Net	60	48	56	5	5	2	-	-	-	65	53	58

Restructured financial assets

Assets are deemed to be restructured financial assets when the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer.

Restructured financial assets for the Group were attributed to the following geographical segments:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	43	21	25	-	1	-	110	107	107	153	129	132
Impairment provision	(19)	(11)	(12)	-	-	-	(25)	(18)	(20)	(44)	(29)	(32)
Net	24	10	13	-	1	-	85	89	87	109	100	100

Restructured financial assets of the parent entity as at 30 September 2012 were:

	2012	2011
	$m	$m
Gross amount	150	126
Impairment provision	(44)	(28)
Net	106	98

The following table summarises the interest received and forgone on impaired and restructured financial assets:

	Consolidated 2012
	Australia	Overseas	Total
	$m	$m	$m
Interest received	31	18	49
Interest forgone	283	15	298

27.3 Funding and liquidity risk management

Liquidity risk is the risk that we will be unable to fund increases in assets or meet our obligations as they become due, without incurring unacceptable losses. This could potentially arise as a result of mismatched cash flows generated by the Group’s banking business. Liquidity risk is managed through our BRMC-approved liquidity framework.

Responsibility for liquidity management is delegated to Treasury, under the oversight of ALCO. Treasury manages liquidity on a daily basis and submits monthly reports to ALCO and quarterly reports to the BRMC. Monthly reports are provided to APRA. Treasury is also responsible for monitoring and managing our funding base so that it is prudently maintained and adequately diversified.

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

2012 WESTPAC GROUP ANNUAL REPORT	225

NOTE 27. FINANCIAL RISK (CONTINUED)

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

The composition and stability of the Group’s funding base has strengthened over the last 12 months. The stable funding ratio has increased by six percentage points to 83%, reflecting increased customer deposits and reduced short-term wholesale funding. Customer deposits increased by $37.6 billion over the year and comprised 58% of the Group’s total funding at 30 September 2012. Long-term wholesale funding comprised 16% of the Group’s total funding, in line with 2011, and short-term wholesale funding (including long-term wholesale funding with less than 12 months to maturity) comprised 17%, down from 23% in 2011.

In 2012, the Group raised a total of $33 billion in long-term wholesale funding, up from $25 billion in 2011. The increase reflects the refinancing of a larger amount of redemptions in 2012 and the replacement of a portion of short-term wholesale funding with more stable long-term funding. The duration of the total long-term wholesale funding portfolio has again improved, with new issuance during 2012 having a weighted average maturity of over four years for the fourth successive year.

Maintaining a diverse funding base and ensuring the Group has capacity and flexibility to access a wide range of funding markets, debt investors and products is an important part of managing liquidity risk.

Over the last 12 months, the Group’s funding profile in global wholesale markets has supported issuance in Australia, New Zealand, United States, Japan, Europe, Asia, Switzerland and United Kingdom. The Group is the only Australian bank to issue in SEC registered format in the United States enabling it to access both institutional and retail investors. In addition, the Group accessed the domestic securitisation market twice during the year for approximately $2.5 billion of funding.

Borrowings and outstandings from existing debt programmes and issuing shelves at 30 September 2012 can be found in various notes to the financial statements including Note 17, Note 18, Note 22 and Note 23.

In Management’s opinion, liquidity is sufficient to meet our present requirements.

226	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

Credit ratings

As at 30 September 2012 the Parent Entity’s credit ratings were:

2012
	Short-term	Long-term	Outlook
Standard & Poor’s	A–1+	AA–	Stable
Moody’s Investors Services	P–1	Aa2	Stable
Fitch Ratings	F1+	AA–	Stable

As of 30 September 2012, approximately 35% of the Group’s total net funding originated from wholesale funding markets, principally in Australia, the United States, Europe and Japan. Investors in these markets have historically relied significantly upon credit ratings issued by independent credit rating organisations in making their investment decisions. If Westpac’s credit ratings were to decline from current levels, the Group’s borrowing costs and capacity may be adversely affected. A downgrade in Westpac’s credit ratings from current levels is likely to require the Group to pay higher interest rates than we do currently on our wholesale borrowings. This would increase the Group’s funding costs and could reduce net interest margins. In addition, the Group’s borrowing capacity could be diminished, which may adversely affect the Group’s ability to fund the growth of our balance sheet or reduce our liquidity.

A credit rating is not a recommendation to buy, sell or hold Westpac securities. Such ratings are subject to revision or withdrawal at any time by the assigning rating agency. Investors are cautioned to evaluate each rating independently of any other rating.

Liquid assets

Treasury holds a portfolio of high quality liquid assets as a buffer against unforeseen funding requirements. These assets are 100% eligible for repurchase agreements with the Reserve Bank of Australia or another central bank and are held in cash, Government, State Government and highly rated investment grade paper. The level of liquid asset holdings is reviewed frequently and is consistent with both the requirements of the balance sheet and market conditions.

Liquid assets that qualify as eligible collateral for repurchase agreements with an applicable central bank (including internal securitisation) have increased by $6.8 billion to $110.2 billion over the last 12 months, as we focussed on strengthening our liquidity position. This has provided flexibility to the Group to be selective in its timing of executing wholesale issuances.

WIB also has holdings of trading securities which arise from its daily business operations. These assets are typically high quality investment grade names and stock is generally very liquid. While these assets are excluded from the Group’s prudential liquidity portfolio, we do consider them as a source of funds in our crisis scenario analysis.

A summary of liquid asset holdings is as follows:

	2012		2011
	Actual	Average	Actual	Average
	$m	$m	$m	$m
Cash	9,057	7,981	12,935	1,965
Receivables due from other financial institutions	2,026	1,648	3,167	2,503
Trading securities	32,680	36,083	32,123	37,314
Available-for-sale securities	22,462	19,401	21,393	12,735
Loans[1]	43,108	35,917	33,384	33,323
Regulatory deposits with central banks	841	394	413	329
Total liquid assets	110,174	101,424	103,415	88,169

1           Loans are self-originated AAA rated mortgage backed securities which are eligible for repurchase with the Reserve Bank of Australia and Reserve Bank of New Zealand.

2012 WESTPAC GROUP ANNUAL REPORT	227

NOTE 27. FINANCIAL RISK (CONTINUED)

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
▪ Monitored within Treasury

Monthly	▪ Submitted to the BBRC[2]
▪ Submitted to ALCO
▪ Submitted to APRA

Quarterly	▪ Submitted to the BRMC

1           FMTR is Westpac’s Financial Markets and Treasury Risk Division.

2           BBRC is the Banking Book Risk Committee, a sub-committee of MARCO, responsible for oversight of liquidity and interest rate risk mismatches in the banking book.

27.3.3 Market developments

In late 2010, the BCBS released the final text of Basel III. The framework introduces two new liquidity measures; the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR). The LCR is scheduled to be introduced from 1 January 2015 and the NSFR from 1 January 2018. Both liquidity measures are subject to an observation and review period prior to implementation and, as such, are potentially subject to modification.

APRA has released draft prudential standards regarding the implementation of the Basel III liquidity framework in Australia but, until the final standards are released, the full extent of the impact on the Group is uncertain. Notwithstanding the uncertain requirements, Westpac expects to continue to increase its holding of collateral that is eligible under the RBA committed secured liquidity facility.

228	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

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

Trading liabilities and certain other liabilities designated at fair value through profit or loss are not all managed for liquidity purposes on the basis of their contractual maturity. The liabilities that we manage based on their contractual maturity are presented on a contractual undiscounted basis in the tables below:

	Consolidated 2012
		Over	Over	Over
	Up to	1 Month to	3 Months to	1 Year to	Over
	1 Month	3 Months	1 Year	5 Years	5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	6,100	980	49	445	-	7,574
Deposits	229,158	76,518	78,380	16,302	745	401,103
Debt issues and acceptances	8,603	14,266	33,074	93,803	11,155	160,901
Other financial liabilities	2,116	466	2,094	-	-	4,676
Trading liabilities and other financial liabilities designated at fair value	9,555	1	31	262	159	10,008
Derivative financial instruments:
Held for trading	28,852	-	-	-	-	28,852
Held for hedging purposes (net settled)	72	186	903	2,367	955	4,483
Held for hedging purposes (gross settled):
Cash outflow	1,555	6,091	9,679	25,481	3,612	46,418
Cash inflow	(1,396)	(5,406)	(6,461)	(20,142)	(2,979)	(36,384)
Total liabilities excluding loan capital	284,615	93,102	117,749	118,518	13,647	627,631
Loan capital[1]	3,130	76	1,818	4,062	1,128	10,214
Total undiscounted financial liabilities	287,745	93,178	119,567	122,580	14,775	637,845
Total contingent liabilities and commitments
Commitments to extend credit	139,809	-	-	-	-	139,809
Other commitments	98	-	-	-	-	98
Total undiscounted contingent liabilities and commitments	139,907	-	-	-	-	139,907

1            Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month.

2012 WESTPAC GROUP ANNUAL REPORT	229

NOTE 27. FINANCIAL RISK (CONTINUED)

	Consolidated 2011
		Over	Over	Over
	Up to	1 Month to	3 Months to	1 Year to	Over
	1 Month	3 Months	1 Year	5 Years	5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	13,103	1,054	253	3	100	14,513
Deposits	213,577	75,804	75,450	10,704	975	376,510
Debt issues and acceptances	11,574	15,338	47,490	91,026	14,064	179,492
Other financial liabilities	1,661	1,029	4,628	-	-	7,318
Trading liabilities and other financial liabilities designated at fair value	8,894	26	16	461	408	9,805
Derivative financial instruments:
Held for trading	32,126	-	-	-	-	32,126
Held for hedging purposes (net settled)	104	156	660	1,552	353	2,825
Held for hedging purposes (gross settled):
Cash outflow	245	1,902	7,656	24,553	4,489	38,845
Cash inflow	(125)	(1,241)	(6,131)	(19,714)	(3,616)	(30,827)
Total liabilities excluding loan capital	281,159	94,068	130,022	108,585	16,773	630,607
Loan capital[1]	2,280	57	2,454	2,494	1,008	8,293
Total undiscounted financial liabilities	283,439	94,125	132,476	111,079	17,781	638,900
Total contingent liabilities and commitments
Commitments to extend credit	136,160	-	-	-	-	136,160
Other commitments	526	-	-	-	-	526
Total undiscounted contingent liabilities and commitments	136,686	-	-	-	-	136,686

1            Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month.

230	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity 2012
	Up to 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	6,080	941	49	430	-	7,500
Deposits	207,693	71,021	70,840	14,559	743	364,856
Debt issues and acceptances	6,463	11,538	27,817	81,081	9,234	136,133
Other financial liabilities	2,079	389	1,747	-	-	4,215
Due to subsidiaries	93,379	-	-	-	-	93,379
Trading liabilities and other financial liabilities designated at fair value	9,555	1	31	262	159	10,008
Derivative financial instruments:
Held for trading	29,124	-	-	-	-	29,124
Held for hedging purposes (net settled)	50	182	746	2,295	926	4,199
Held for hedging purposes (gross settled):
Cash outflow	1,452	4,879	5,252	22,227	3,338	37,148
Cash inflow	(1,331)	(4,199)	(3,772)	(17,867)	(2,780)	(29,949)
Total liabilities excluding loan capital	354,544	84,752	102,710	102,987	11,620	656,613
Loan capital[1]	3,130	76	1,818	4,062	1,128	10,214
Total undiscounted financial liabilities	357,674	84,828	104,528	107,049	12,748	666,827
Total contingent liabilities and commitments
Commitments to extend credit	125,787	-	-	-	-	125,787
Other commitments	98	-	-	-	-	98
Total undiscounted contingent liabilities and commitments	125,885	-	-	-	-	125,885

1            Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month.

2012 WESTPAC GROUP ANNUAL REPORT	231

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity 2011
	Up to 1 Month	Over 1 Month to 3 Months	Over 3 Months to 1 Year	Over 1 Year to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	12,988	1,054	253	3	100	14,398
Deposits	197,704	70,197	69,175	9,054	968	347,098
Debt issues and acceptances	9,163	9,149	41,737	78,509	11,001	149,559
Other financial liabilities	1,595	896	4,023	-	-	6,514
Due to subsidiaries	61,782	-	-	-	-	61,782
Trading liabilities and other financial liabilities designated at fair value	8,894	26	16	461	408	9,805
Derivative financial instruments:
Held for trading	32,388	-	-	-	-	32,388
Held for hedging purposes (net settled)	71	140	581	1,499	350	2,641
Held for hedging purposes (gross settled):
Cash outflow	99	1,585	6,712	21,118	2,519	32,033
Cash inflow	(27)	(1,004)	(5,431)	(17,106)	(1,919)	(25,487)
Total liabilities excluding loan capital	324,657	82,043	117,066	93,538	13,427	630,731
Loan capital[1]	2,280	57	2,454	2,494	1,008	8,293
Total undiscounted financial liabilities	326,937	82,100	119,520	96,032	14,435	639,024
Total contingent liabilities and commitments
Commitments to extend credit	126,575	-	-	-	-	126,575
Other commitments	526	-	-	-	-	526
Total undiscounted contingent liabilities and commitments	127,101	-	-	-	-	127,101

1            Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month.

232	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

27.3.5 Expected maturity

The tables below present the balance sheet based on expected maturity dates. The liability balances in the following tables will not agree to the contractual maturity tables (27.3.4 Contractual maturity of financial liabilities) due to the analysis below being based on expected rather than contractual maturities, the impact of discounting and the exclusion of interest accruals beyond the reporting period. Included in the tables below are equity securities classified as trading securities, available-for-sale investments and life insurance assets that have no specific maturity. These assets have been classified based on the expected period of disposal. Deposits are presented in the table below on a contractual basis, however as part of our normal banking operations we would expect a large proportion of these balances to roll over.

	Consolidated 2012
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	12,523	-	12,523
Receivables due from other financial institutions	10,228	-	10,228
Derivative financial instruments	23,922	11,567	35,489
Trading securities	22,843	21,760	44,603
Other financial assets designated at fair value	1,102	1,562	2,664
Available-for-sale securities	822	23,650	24,472
Loans (net of provisions)	89,931	424,514	514,445
Life insurance assets	723	7,517	8,240
Regulatory deposits with central banks overseas	225	1,668	1,893
All other assets	5,553	14,855	20,408
Total assets	167,872	507,093	674,965
Liabilities
Payables due to other financial institutions	7,131	433	7,564
Deposits	380,189	14,802	394,991
Derivative financial instruments	25,522	13,413	38,935
Trading liabilities and other financial liabilities designated at fair value	9,959	5	9,964
Debt issues and acceptances	50,496	97,351	147,847
Life insurance policy liabilities	13	7,195	7,208
All other liabilities	10,738	1,962	12,700
Total liabilities excluding loan capital	484,048	135,161	619,209
Loan capital	2,762	6,775	9,537
Total liabilities	486,810	141,936	628,746
Net assets/(net liabilities)	(318,938)	365,157	46,219

2012 WESTPAC GROUP ANNUAL REPORT	233

NOTE 27. FINANCIAL RISK (CONTINUED)

	Consolidated 2011
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	16,258	-	16,258
Receivables due from other financial institutions	8,551	-	8,551
Derivative financial instruments	33,375	15,770	49,145
Trading securities	23,209	24,762	47,971
Other financial assets designated at fair value	1,085	1,875	2,960
Available-for-sale securities	1,333	16,742	18,075
Loans (net of provisions)	99,511	397,098	496,609
Life insurance assets	475	7,441	7,916
Regulatory deposits with central banks overseas	914	825	1,739
All other assets	6,245	14,759	21,004
Total assets	190,956	479,272	670,228
Liabilities
Payables due to other financial institutions	14,410	102	14,512
Deposits	360,352	9,926	370,278
Derivative financial instruments	27,956	11,449	39,405
Trading liabilities and other financial liabilities designated at fair value	9,156	647	9,803
Debt issues and acceptances	68,005	97,926	165,931
Life insurance policy liabilities	38	6,964	7,002
All other liabilities	9,450	1,866	11,316
Total liabilities excluding loan capital	489,367	128,880	618,247
Loan capital	4,143	4,030	8,173
Total liabilities	493,510	132,910	626,420
Net assets/(net liabilities)	(302,554)	346,362	43,808

234	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity 2012
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	10,993	-	10,993
Receivables due from other financial institutions	7,328	-	7,328
Derivative financial instruments	23,625	11,559	35,184
Trading securities	21,453	21,522	42,975
Other financial assets designated at fair value	779	1,124	1,903
Available-for-sale securities	15	21,024	21,039
Loans (net of provisions)	75,957	381,532	457,489
Due from subsidiaries	92,740	-	92,740
Investment in subsidiaries	-	4,692	4,692
Regulatory deposits with central banks overseas	106	1,667	1,773
All other assets	4,526	11,963	16,489
Total assets	237,522	455,083	692,605
Liabilities
Payables due to other financial institutions	7,071	419	7,490
Deposits	346,131	13,198	359,329
Derivative financial instruments	25,466	12,337	37,803
Trading liabilities and other liabilities designated at fair value	9,959	5	9,964
Debt issues and acceptances	42,858	81,841	124,699
Due to subsidiaries	93,379	-	93,379
All other liabilities	9,140	1,501	10,641
Total liabilities excluding loan capital	534,004	109,301	643,305
Loan capital	2,762	6,775	9,537
Total liabilities	536,766	116,076	652,842
Net assets/(net liabilities)	(299,244)	339,007	39,763

2012 WESTPAC GROUP ANNUAL REPORT	235

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity 2011
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	14,750	-	14,750
Receivables due from other financial institutions	5,237	-	5,237
Derivative financial instruments	33,334	15,545	48,879
Trading securities	20,699	24,591	45,290
Other financial assets designated at fair value	633	1,460	2,093
Available-for-sale securities	183	15,243	15,426
Loans (net of provisions)	93,065	354,314	447,379
Due from subsidiaries	56,938	-	56,938
Investment in subsidiaries	-	4,927	4,927
Regulatory deposits with central banks overseas	829	820	1,649
All other assets	5,300	12,164	17,464
Total assets	230,968	429,064	660,032
Liabilities
Payables due to other financial institutions	14,295	102	14,397
Deposits	333,049	8,408	341,457
Derivative financial instruments	27,876	10,654	38,530
Trading liabilities and other liabilities designated at fair value	9,156	647	9,803
Debt issues and acceptances	56,724	81,314	138,038
Due to subsidiaries	61,782	-	61,782
All other liabilities	7,809	1,456	9,265
Total liabilities excluding loan capital	510,691	102,581	613,272
Loan capital	4,143	4,030	8,173
Total liabilities	514,834	106,611	621,445
Net assets/(net liabilities)	(283,866)	322,453	38,587

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

27.4.1 Traded market risk

Approach

Westpac’s exposure to traded market risk arises out of the trading activities of Financial Markets and Treasury. These activities are controlled by a Board-approved market risk framework that incorporates a Board-approved Value at Risk (VaR) limit. VaR is the primary mechanism for measuring and controlling market risk. Market risk is managed using VaR and structural risk limits (including volume limits and basis point value limits) in conjunction with scenario analysis and stress testing. Market risk limits are allocated to business managers based upon business strategies and experience, in addition to the consideration of market liquidity and concentration of risks. All trades are fair valued daily, using independently sourced or reviewed rates. Rates that have limited independent sources are reviewed at least on a monthly basis.

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

236	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

VaR limits

Market risk arising from trading book activities is primarily measured using VaR based on an historical simulation methodology. VaR is the potential loss in earnings from adverse market movements calculated over a one-day time horizon to a 99% confidence level using a minimum of one year of historical data. VaR takes account of all material market variables that may cause a change in the value of the trading portfolio, including interest rates, foreign exchange rates, price changes, volatility and the correlations between these variables.

In addition to the Board approved market risk VaR limit for trading activities, MARCO has approved separate VaR sub-limits for the trading activities of Financial Markets and Treasury.

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

Risk reporting

Daily monitoring of current exposure and limit utilisation is conducted independently by the FMTR unit, which monitors market risk exposures against VaR and structural limits. Daily VaR position reports are produced by risk type, by product lines and by geographic region. These are supplemented by structural risk reporting, advice of profit or loss trigger levels and stress testing escalation trigger points. Model accreditation has been granted by APRA to use the internal model for the determination of regulatory capital for the key classes of interest rate (general market), foreign exchange, commodity and equity risks (including specific risk). Specific risk refers to the variations in individual security prices that cannot be explained by general market movements and event and default risk. Interest rate specific risk capital (specific issuer risk) is calculated using the Standard method.

As of 1 January 2012, regulatory capital includes an additional VaR component referred to as ‘Stressed VaR’. Stressed VaR is calculated to a 10-day, 99th percentile, one-tailed confidence interval and is based upon a continuous 12 month period of historical market data that includes a period of significant financial stress (e.g. the global financial crisis) and is then added to the existing VaR regulatory capital measure.

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

▪         legal counsel approves documentation for compliance with relevant laws and regulations.

2012 WESTPAC GROUP ANNUAL REPORT	237

NOTE 27. FINANCIAL RISK (CONTINUED)

The table below depicts the aggregate VaR, by risk type, for the six months ended 30 September 2012, 31 March 2012 and 30 September 2011:

	Consolidated and Parent Entity
	30 September 2012			31 March 2012			30 September 2011
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	23.5	10.5	17.1	29.0	14.8	19.7	40.9	16.5	28.4
Foreign exchange risk	7.5	0.8	2.6	8.0	1.6	4.1	8.4	0.9	3.4
Equity risk	1.1	0.2	0.6	1.8	0.4	0.5	1.7	0.3	0.6
Commodity risk[1]	2.4	1.0	1.7	5.1	1.7	3.2	6.6	1.1	3.5
Other market risks[2]	20.7	7.8	15.2	21.6	14.9	18.0	24.9	16.6	20.6
Diversification effect	n/a	n/a	(10.6)	n/a	n/a	(14.4)	n/a	n/a	(21.9)
Net market risk	38.9	16.8	26.6	41.2	25.7	31.1	50.0	25.8	34.6

1      Includes electricity risk.

2      Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

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

The total fair value of commodity and energy contracts outstanding as at 30 September 2012 were net derivative assets of $8 million (2011: net derivative assets of $63 million).

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

Material non-traded interest rate risk is managed in five centres: Sydney manages risk associated with the Australian balance sheet, the Auckland office manages risk associated with the New Zealand balance sheet, the Singapore office manages risk associated with the Asian balance sheet, while New York and London centres manage risk associated with those locations respectively. The risk from these five centres is monitored both at a local and aggregate level.

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

A comparison between the NII outcomes from these modelled scenarios indicates the sensitivity to interest rate changes.

238	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

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

As a result of the requirement to translate earnings and net assets of the foreign operations into our Australian dollar consolidated financial statements, movements in exchange rates could lead to changes in the Australian dollar equivalent of offshore earnings and capital which could introduce variability to our reported financial results. This is referred to as translation risk. In order to minimise this exposure, we manage the foreign exchange rate risk associated with offshore earnings and capital as follows:

▪         foreign currency denominated earnings that are generated during the current financial year are hedged. This hedging removes the impact of changes in exchange rates on the cash flows that result from the repatriation of our profits or capital;

▪         capital that is defined to be permanently employed in an offshore jurisdiction (for example to meet regulatory or prudential requirements) and which has no fixed term is hedged;

▪         capital or profits that are denominated in currencies to which we have an immaterial exposure are not hedged; and

▪         ALCO determines the appropriateness of the foreign exchange earnings hedges and associated limits. The identification and management of structural foreign exchange risk is reported to ALCO monthly.

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

The table below depicts the aggregate VaR for non-traded market rate risk for the six months ended 30 September 2012, 31 March 2012 and 30 September 2011:

Consolidated
	30 September 2012			31 March 2012			30 September 2011
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Half year ended	15.7	3.9	9.4	11.7	2.4	7.4	11.1	1.8	5.0

As at 30 September 2012 the non-traded VaR for the Parent Entity was $9.4 million (31 March 2012: $9.6 million, 30 September 2011: $4.0 million).

2012 WESTPAC GROUP ANNUAL REPORT	239

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

▪         Mark-to-market
Where the valuation uses independent unadjusted quoted market prices.

▪         Mark to model
Where valuation techniques are used to determine the valuation.

Valuation techniques often require adjustments to ensure correct fair value representation. Some of our more significant valuation adjustments include:

▪         Credit valuation adjustment (CVA): Some market and model derived valuations assume similar credit quality for all counterparties. To correct for this assumption, a CVA is employed on the majority of derivative positions which reflects the market view of the counterparty credit risk. A debit valuation adjustment (DVA) is employed to adjust for our own credit risk. Westpac uses a Monte Carlo simulation methodology to calculate the expected future credit exposure for all derivative exposures including inputs regarding probabilities of default (PDs) and loss given default (LGD). PDs are derived from market observed credit spreads by reference to credit default swap (CDS) sector curves for the relevant tenors to calculate CVA, and Westpac’s CDS curve for the relevant tenors to calculate DVA. PDs are then applied to the horizon of potential exposures to derive both the CVA and DVA.

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

Valuation techniques, valuation inputs and asset classification

A variety of valuation techniques are used to derive the fair value of each instrument. Mark-to-market is the preferred valuation technique for all products. However, when markets are illiquid and prices are not quoted, modelling techniques are used to derive fair value. The specific valuation techniques, the observability of the inputs used in valuation models and the subsequent classification for each significant product category are outlined below:

240	2012 WESTPAC GROUP ANNUAL REPORT

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

▪         Other interest rate derivatives
These are products with a payoff linked to interest rates; for example Bank Bills Swap Rate (BBSW), London InterBank Offer Rate (LIBOR) or inflation rates. This category includes interest rate and inflation swaps, swaptions, caps, floors and collars and other complex interest rate derivatives. For these instruments, as market prices are unavailable, Westpac uses valuation models to derive fair value. The models are industry standard and mostly employ a Black–Scholes framework to calculate the expected future value of payments by product, which is discounted back to a present value. The models’ interest rate inputs are benchmark interest rates such as BBSW and active broker quoted interest rates in the swap, bond and futures markets. Interest rate volatilities are sourced through a consensus data provider. As such the input parameters into the models are deemed observable, thus these interest rate derivatives are categorised as Level 2 instruments.

FX products

▪         FX spot and futures
There are observable markets for futures and spot contracts in major global currencies. No modelling or assumptions are used in valuation of these instruments. These assets are categorised as Level 1 instruments.

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

Asset backed products

▪         Australian Residential Mortgage Backed Securities (RMBS) denominated in Australian dollars
Australian RMBS denominated in Australian dollars are classified as Level 2. They are valued using a market accepted model with observable inputs sourced from a consensus data provider. The main inputs to the model are the trading margin and the weighted average life of the security.

▪         Australian RMBS denominated in foreign currency and offshore RMBS
Despite the availability of an RMBS model in Westpac, input data for the trading margin on Australian issued RMBS, denominated in foreign currency is considered unreliable. Trading levels in these instruments are low. Therefore, proxy data from the Australian denominated RMBS market is used to derive the fair value for these instruments. Australian issued RMBS denominated in foreign currency are classified as Level 3 instruments.

Offshore RMBS are classified as Level 2 and consensus data is used to determine their fair value.

▪         Synthetic collateralised debt obligations (CDOs)
As synthetic CDO prices are not generally available, Synthetic CDOs are valued using a model. The model uses a combination of established analytic and numerical approaches. The model calculates fair value based on observable and unobservable parameters including credit spreads, recovery rates, correlations and interest rates. As some of the model inputs (e.g. correlations) are indirectly implied or unobservable, synthetic CDOs are classified as Level 3 instruments.

▪         Cash CDOs, collateralised loan obligations (CLOs), and other asset-backed securities (ABSs)
Cash CDO, CLO and ABS prices are obtained from broker quotes and consensus data providers. Modelling is not used in the valuation as generally there is no information on the underlying asset pool. If consensus pricing data is available these are classified as Level 2 instruments. Otherwise, Cash CDOs, CLOs and other ABSs are classified as Level 3 instruments.

2012 WESTPAC GROUP ANNUAL REPORT	241

NOTE 28. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

Equity products

▪         Cash equities and index
The Australian cash equity market is liquid and cash equities and index prices are listed on the ASX. No modelling or assumptions are used in valuation. Thus, cash equities are categorised as Level 1 assets.

▪         Exchange traded equity options, OTC equity options and equity warrants
Exchange traded equity options and warrants are traded on the ASX, however there is little liquidity in the market for these instruments beyond one year. For OTC equity options there is no observable source of pricing. Therefore, industry standard models are used to value options and warrants, which are based on a Black—Scholes framework. The models calculate fair value based on input parameters such as stock prices, dividends, volatilities and interest rates. In general, these input parameters are deemed observable. Thus, exchange traded equity options, OTC equity options and warrants are categorised as Level 2 instruments.

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

▪         Commodity, carbon and energy swaps
Energy, carbon and commodity swaps are not traded on exchanges. Options, although traded on exchanges, are not generally liquid. Therefore, market prices are not regularly observed. Westpac uses models to derive the fair value of these instruments. The models calculate the expected future value of deliveries and payments and discounts them back to a present value. The model inputs include forward curves, volatility surfaces, discount curves and underlying spot and futures prices. Most of these inputs are market observable or provided by consensus data providers. Thus carbon, commodity and energy derivatives are categorised as Level 2 instruments.

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

242	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

The table below summarises the attribution of financial instruments to the fair value hierarchy based on the measurement basis after initial recognition:

				Consolidated
		2012				2011
		Valuation	Valuation			Valuation	Valuation
	Quoted	Techniques	Techniques		Quoted	Techniques	Techniques
	Market	(Market	(Non-Market		Market	(Market	(Non-Market
	Prices	Observable)	Observable)		Prices	Observable)	Observable)
	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
	$m	$m	$m	$m	$m	$m	$m	$m

Assets

Derivative financial instruments	33	35,444	12	35,489	209	48,925	11	49,145
Trading securities	18	44,585	-	44,603	47	47,924	-	47,971
Other financial assets designated at fair value	159	2,067	438	2,664	381	1,886	693	2,960
Available-for-sale securities	193	23,446	826	24,465	226	17,070	769	18,065
Loans[1]	-	11,844	-	11,844	-	11,277	-	11,277
Life insurance assets	7,712	528	-	8,240	7,388	528	-	7,916
Total assets carried at fair value	8,115	117,914	1,276	127,305	8,251	127,610	1,473	137,334
Liabilities
Deposits at fair value	-	47,086	-	47,086	-	58,561	-	58,561

Derivative financial instruments	38	38,824	73	38,935	178	39,175	52	39,405
Trading liabilities and other financial liabilities designated at fair value	71	9,893	-	9,964	72	9,731	-	9,803
Debt issues at fair value	-	31,242	27	31,269	-	43,754	22	43,776
Total liabilities carried at fair value	109	127,045	100	127,254	250	151,221	74	151,545

1          In the current year, we have revised our presentation to include loans designated at fair value. To improve presentation, we have included $11,277 million of loans measured at fair value under Level 2 in the comparative period.

2012 WESTPAC GROUP ANNUAL REPORT	243

NOTE 28. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

				Parent Entity
		2012				2011
		Valuation	Valuation			Valuation	Valuation
	Quoted	Techniques	Techniques		Quoted	Techniques	Techniques
	Market	(Market	(Non-Market		Market	(Market	(Non-Market
	Prices	Observable)	Observable)		Prices	Observable)	Observable)
	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
	$m	$m	$m	$m	$m	$m	$m	$m

Assets

Derivative financial instruments	33	35,139	12	35,184	209	48,659	11	48,879
Trading securities	18	42,957	-	42,975	47	45,243	-	45,290
Other financial assets designated at fair value	105	1,398	400	1,903	97	1,338	658	2,093
Loans[1]	-	11,844	-	11,844	-	11,277	-	11,277
Available-for-sale securities	97	20,810	129	21,036	150	15,218	58	15,426
Total assets carried at fair value	253	112,148	541	112,942	503	121,735	727	122,965
Liabilities
Deposits at fair value	-	46,400	-	46,400	-	57,313	-	57,313

Derivative financial instruments	38	37,692	73	37,803	175	38,303	52	38,530
Trading liabilities and other financial liabilities designated at fair value	71	9,893	-	9,964	72	9,731	-	9,803
Debt issues at fair value	-	27,601	-	27,601	-	37,470	-	37,470
Total liabilities carried at fair value	109	121,586	73	121,768	247	142,817	52	143,116

1          In the current year, we have revised our presentation to include loans designated at fair value. To improve presentation, we have included $11,277 million of loans measured at fair value in Level 2 in the comparative period.

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group or Parent Entity’s reported results.

244	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

The following table summarises the changes in financial instruments carried at fair value derived from non-market observable valuation techniques (Level 3) for the year ended 30 September 2012.

Reconciliation of non-market observables

				Consolidated 2012

	Derivatives	Trading Securities	Other Financial Assets Designated at Fair Value	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at beginning of year	11	-	693	769	1,473	52	22	74
Gains/(losses) on assets/ (gains)/losses on liabilities recognised in:
Income statements	-	-	(17)	-	(17)	(8)	5	(3)
Available-for-sale reserve	-	-	-	2	2	-	-	-
Acquisitions	6	-	160	1,899	2,065	35	-	35
Issues	-	-	4	-	4	-	-	-
Disposals	-	-	(308)	(1,845)	(2,153)	-	-	-
Settlements	-	-	(86)	-	(86)	(7)	-	(7)
Transfers into or out of non-market observables	(5)	-	-	-	(5)	1	-	1
Others	-	-	(8)	1	(7)	-	-	-
Balance as at end of year	12	-	438	826	1,276	73	27	100
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2012	-	-	(25)	-	(25)	8	(5)	3

				Consolidated 2011

	Derivatives	Trading Securities	Other Financial Assets Designated at Fair Value	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at beginning of year	9	45	652	458	1,164	44	109	153
Gains/(losses) on assets/ (gains)/losses on liabilities recognised in:
Income statements	2	-	(4)	1	(1)	8	1	9
Available-for-sale reserve	-	-	-	(3)	(3)	-	-	-
Acquisitions	4	-	305	832	1,141	-	-	-
Issues	-	-	1	-	1	-	-	-
Disposals	-	(45)	(209)	(611)	(865)	-	(88)	(88)
Settlements	(1)	-	(52)	-	(53)	-	-	-
Transfers into or out of non-market observables	(3)	-	-	-	(3)	-	-	-
Others	-	-	-	92	92	-	-	-
Balance as at end of year	11	-	693	769	1,473	52	22	74
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2011	2	-	(15)	-	(13)	(7)	(1)	(8)

2012 WESTPAC GROUP ANNUAL REPORT	245

NOTE 28. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

	Parent Entity 2012
	Derivatives	Trading Securities	Other Financial Assets Designated at Fair Value	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at beginning of year	11	-	658	58	727	52	-	52
Gains/(losses) on assets/ (gains)/losses on liabilities recognised in:
Income statements	-	-	(23)	-	(23)	(8)	-	(8)
Available-for-sale reserve	-	-	-	2	2	-	-	-
Acquisitions	6	-	160	168	334	35	-	35
Issues	-	-	4	-	4	-	-	-
Disposals	-	-	(308)	(94)	(402)	-	-	-
Settlements	-	-	(86)	-	(86)	(7)	-	(7)
Transfers into or out of non-market observables	(5)	-	-	-	(5)	1	-	1
Others	-	-	(5)	(5)	(10)	-	-	-
Balance as at end of year	12	-	400	129	541	73	-	73
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2012	-	-	(31)	-	(31)	8	-	8

	Parent Entity 2011
	Derivatives	Trading Securities	Other Financial Assets Designated at Fair Value	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
	$m	$m	$m	$m	$m	$m	$m	$m
Balance as at beginning of year	9	45	601	28	683	44	-	44
Gains/(losses) on assets/ (gains)/losses on liabilities recognised in:
Income statements	2	-	(4)	(5)	(7)	8	-	8
Available-for-sale reserve	-	-	-	1	1	-	-	-
Acquisitions	4	-	305	195	504	-	-	-
Issues	-	-	1	-	1	-	-	-
Disposals	-	(45)	(193)	(161)	(399)	-	-	-
Settlements	(1)	-	(52)	-	(53)	-	-	-
Transfers into or out of non-market observables	(3)	-	-	-	(3)	-	-	-
Others	-	-	-	-	-	-	-	-
Balance as at end of year	11	-	658	58	727	52	-	52
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2011	2	-	(16)	-	(14)	(7)	-	(7)

246	2012 WESTPAC GROUP ANNUAL REPORT

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

Day one profit or loss

For financial assets and financial liabilities measured at fair value through the profit or loss, when the transaction price is different to the fair value from other observable current market transactions in the same instrument or based on a valuation technique whose inputs include only data from observable markets, Westpac recognises the difference between the transaction price and the fair value (‘day one’ profit or loss) in the income statement as non-interest income. In cases where use is made of data which is not observable, day one profit or loss is only recognised in the income statement when the inputs become observable, or over the life of the instrument.

The following table summarises the deferral and recognition of day one profit or loss for the Group and the Parent Entity, where a valuation technique has been applied for which not all the inputs are observable in the market:

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Balance at the beginning of the period	5	9	5	9
Deferral on new transactions	4	2	2	2
Recognised in the income statements during the period	(2)	(6)	(1)	(6)
Derecognition of the instruments	(1)	-	(1)	-
Balance at the end of the period	6	5	5	5

2012 WESTPAC GROUP ANNUAL REPORT	247

NOTE 28. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

Fair value of financial instruments

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortised cost. AASB 7 Financial Instruments: Disclosures requires the disclosure of the fair value of those financial instruments not already carried at fair value in the balance sheet. The fair value is the amount for which an asset could be exchanged, or a liability settled, in an arm’s length transaction between knowledgeable, willing parties. The fair value disclosure does not cover those instruments that are not considered to be financial instruments from an accounting perspective, such as income tax and intangible assets.

The following table summarises the carrying value and fair value of all financial instruments of the Group and the Parent Entity as at 30 September 2012:

	Consolidated
	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	$m	$m	$m	$m
Financial assets
Cash and balances with central banks	12,523	12,523	16,258	16,258
Receivables due from other financial institutions	10,228	10,228	8,551	8,551
Derivative financial instruments	35,489	35,489	49,145	49,145
Trading securities	44,603	44,603	47,971	47,971
Other financial assets designated at fair value	2,664	2,664	2,960	2,960
Available-for-sale securities[1]	24,472	24,472	18,075	18,075
Loans (net of impairment provision)	514,445	515,384	496,609	496,857
Life insurance assets	8,240	8,240	7,916	7,916
Regulatory deposits with central banks overseas	1,893	1,893	1,739	1,739
Other financial assets	4,325	4,325	4,448	4,448
Total financial assets	658,882	659,821	653,672	653,920
Financial liabilities
Payables due to other financial institutions	7,564	7,564	14,512	14,512
Deposit at fair value	47,086	47,086	58,561	58,561
Deposits at amortised cost	347,905	348,922	311,717	312,597
Derivative financial instruments	38,935	38,935	39,405	39,405
Trading liabilities and other financial liabilities designated at fair value	9,964	9,964	9,803	9,803
Debt issues at fair value	31,269	31,269	43,776	43,776
Debt issues at amortised cost	116,312	117,423	121,883	120,370
Acceptances	266	266	272	272
Loan capital	9,537	9,526	8,173	7,939
Other financial liabilities	8,022	8,022	7,318	7,318
Total financial liabilities	616,860	618,977	615,420	614,553

1          At 30 September 2012 financial instruments with a carrying value of $7 million (2011: $10 million) were included in available-for-sale securities, however as their fair value could not be reliably measured these were carried at cost. These amounts have not been included in the fair value hierarchy tables; however have been included in the tables above.

248	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

	Parent Entity
	2012		2011
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	$m	$m	$m	$m
Financial assets
Cash and balances with central banks	10,993	10,993	14,750	14,750
Receivables due from other financial institutions	7,328	7,328	5,237	5,237
Derivative financial instruments	35,184	35,184	48,879	48,879
Trading securities	42,975	42,975	45,290	45,290
Other financial assets designated at fair value	1,903	1,903	2,093	2,093
Available-for-sale securities[1]	21,039	21,039	15,426	15,426
Loans (net of impairment provision)	457,489	458,122	447,379	447,419
Regulatory deposits with central banks overseas	1,773	1,773	1,649	1,649
Due from subsidiaries	92,740	92,740	56,938	56,938
Other financial assets	3,764	3,764	3,758	3,758
Total financial assets	675,188	675,821	641,399	641,439
Financial liabilities
Payables due to other financial institutions	7,490	7,490	14,397	14,397
Deposit at fair value	46,400	46,400	57,313	57,313
Deposits at amortised cost	312,929	313,880	284,144	284,961
Derivative financial instruments	37,803	37,803	38,530	38,530
Trading liabilities and other financial liabilities designated at fair value	9,964	9,964	9,803	9,803
Debt issues at fair value	27,601	27,601	37,470	37,470
Debt issues at amortised cost	96,832	98,083	100,296	99,321
Acceptances	266	266	272	272
Due to subsidiaries	93,379	93,379	61,782	61,782
Loan capital	9,537	9,526	8,173	7,939
Other financial liabilities	7,250	7,250	6,514	6,514
Total financial liabilities	649,451	651,642	618,694	618,302

1    At 30 September 2012 financial instruments with a carrying value of $3 million (2011: nil) were included in available-for-sale securities, however as their fair value could not be reliably measured these were carried at cost. These amounts have not been included in the fair value hierarchy tables, however have been included in the tables above.

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

2012 WESTPAC GROUP ANNUAL REPORT	249

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

Certain leveraged derivatives include an explicit leverage factor in the payment formula. The leverage factor has the effect of multiplying the notional amount such that the impact of changes in the underlying price or prices may be greater than that indicated by the notional amount alone. The Group has no exposure to these types of transactions.

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

Hedging

Hedging the Group’s exposures to interest rate, credit and foreign exchange rate risk is undertaken in the normal course of business by using derivatives. This activity is principally carried out by Treasury within the risk management framework of limits, practices and procedures set and overseen by MARCO.

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

250	2012 WESTPAC GROUP ANNUAL REPORT

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

For the Group, the change in the fair value of hedging instruments designated in fair value hedges was $1,213 million loss (2011: $723 million loss) while the change in the fair value of hedged items attributed to the hedge risk was $1,210 million gain (2011: $719 million gain).

For the Parent Entity, the change in the fair value of hedging instruments designated in fair value hedges was $1,191 million loss (2011: $767 million loss) while the change in the fair value of hedged items attributed to the hedge risk was $1,188 million gain (2011: $761 million gain).

b.             Cash flow hedges

Exposure to the volatility of interest cash flows from floating rate customer deposits, at call balances and loans is hedged through the use of interest rate derivatives.

Exposure to foreign currency principal and interest cash flows from floating rate medium-term debt issuances is hedged through the use of cross-currency derivatives.

Underlying cash flows from cash flow hedges are, as a proportion of total cash flows, expected to occur in the following periods:

	Less Than	1 Month to	3 Months	1 Year to	2 Years to	3 Years to	4 Years to	Over
	1 Month	3 Months	to 1 Year	2 Years	3 Years	4 Years	5 Years	5 Years
2012
Cash inflows (assets)	1.7%	10.6%	21.0%	35.3%	20.2%	5.2%	3.6%	2.3%
Cash outflows (liabilities)	1.8%	10.9%	20.2%	36.1%	20.0%	5.0%	3.7%	2.2%
2011
Cash inflows (assets)	1.8%	3.6%	15.7%	25.1%	29.8%	15.4%	4.2%	4.5%
Cash outflows (liabilities)	2.2%	4.1%	16.6%	24.5%	29.5%	14.5%	4.1%	4.5%

For the Group, a gain on cashflow hedges of $10 million was recognised due to hedge ineffectiveness (2011: $8 million loss). For the Parent Entity, a gain on cashflow hedges of $10 million was recognised due to hedge ineffectiveness (2011: $8 million loss).

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

2012 WESTPAC GROUP ANNUAL REPORT	251

NOTE 29. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The notional amount and fair value of derivative instruments held for trading and designated in hedge relationships are set out in the following tables:

	Consolidated
	30 September 2012			30 September 2011
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Held for trading
Interest rate:
Futures[1]	106,703	-	-	61,187	-	-
Forwards	146,344	36	(46)	50,918	20	(41)
Swaps	1,004,349	17,496	(17,292)	866,445	13,633	(12,898)
Options	36,881	287	(211)	34,748	230	(144)
Foreign exchange:
Forwards	461,873	3,948	(4,897)	484,395	10,567	(9,502)
Swaps	270,610	9,196	(5,491)	296,022	19,495	(7,969)
Options	23,130	281	(303)	22,217	470	(519)
Commodities	3,365	100	(112)	4,724	239	(176)
Equities	386	14	(9)	460	57	(19)
Credit	64,067	443	(491)	58,394	834	(858)
Total held for trading derivatives	2,117,708	31,801	(28,852)	1,879,510	45,545	(32,126)
Fair value hedges
Interest rate:
Swaps[2]	33,930	827	(2,772)	31,618	821	(1,269)
Foreign exchange:
Swaps[2,3]	30,359	440	(4,097)	30,771	758	(3,569)
Total fair value hedging derivatives	64,289	1,267	(6,869)	62,389	1,579	(4,838)
Cash flow hedges
Interest rate:
Swaps[2]	97,521	2,251	(1,330)	89,280	1,431	(1,122)
Foreign exchange:
Swaps[2,3]	13,833	168	(1,805)	15,734	529	(1,304)
Total cash flow hedging derivatives	111,354	2,419	(3,135)	105,014	1,960	(2,426)
Net investment hedges	3,713	2	(79)	3,161	61	(15)
Total derivatives	2,297,064	35,489	(38,935)	2,050,074	49,145	(39,405)

1            The fair value differential of futures contracts are settled daily with the exchange. The notional balance represents open contracts as at 30 September.

2            The unrealised foreign exchange gains or loss on derivatives in hedge relationships are substantially offset by the retranslation at spot exchange rates of the foreign currency denominated debt being hedged, which affects profit and loss in the current year.

3            Included within foreign exchange swaps are derivatives designated in both cash flow and fair value hedge relationships under the dual designation strategy.

252	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 29. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

	Parent Entity
	30 September 2012			30 September 2011
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Held for trading
Interest rate:
Futures[1]	106,703	-	-	61,187	-	-
Forwards	146,344	36	(48)	50,918	20	(41)
Swaps	1,009,876	17,541	(17,368)	872,017	13,715	(13,078)
Options	36,881	287	(211)	34,748	230	(144)
Foreign exchange:
Forwards	461,566	3,941	(4,885)	483,834	10,555	(9,480)
Swaps	272,483	8,908	(5,700)	297,821	19,550	(8,076)
Options	23,130	281	(303)	22,217	470	(519)
Commodities	3,365	100	(112)	4,724	239	(176)
Equities	386	14	(9)	460	57	(19)
Credit	64,050	443	(488)	58,377	834	(855)
Total held for trading derivatives	2,124,784	31,551	(29,124)	1,886,303	45,670	(32,388)
Fair value hedges
Interest rate:
Swaps[2]	29,760	783	(2,575)	27,029	518	(1,148)
Foreign exchange:
Swaps[2,3]	27,358	440	(3,784)	27,429	711	(3,484)
Total fair value hedging derivatives	57,118	1,223	(6,359)	54,458	1,229	(4,632)
Cash flow hedges
Interest rate:
Swaps[2]	93,869	2,241	(1,265)	86,569	1,423	(994)
Foreign exchange:
Swaps[2,3]	11,100	168	(980)	12,236	513	(504)
Total cash flow hedging derivatives	104,969	2,409	(2,245)	98,805	1,936	(1,498)
Net investment hedges	2,866	1	(75)	2,300	44	(12)
Total derivatives	2,289,737	35,184	(37,803)	2,041,866	48,879	(38,530)

1            The fair value differential of futures contracts are settled daily with the exchange. The notional balance represents open contracts as at 30 September.

2            The unrealised foreign exchange gains or loss on derivatives in hedge relationships are substantially offset by the retranslation at spot exchange rates of the foreign currency denominated debt being hedged, which affects profit and loss in the current year.

3            Included within foreign exchange swaps are derivatives designated in both cash flow and fair value hedge relationships under the dual designation strategy.

Credit derivatives

Through the use of credit derivatives, the Group is exposed to or protected from the risk of default of the underlying entity referenced by the derivative, dependant on whether the Group is a purchaser or seller of credit protection. The primary credit derivatives used by the Group are CDSs, which are predominantly executed with other financial institutions.

2012 WESTPAC GROUP ANNUAL REPORT	253

NOTE 29. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Credit derivatives are primarily entered into to facilitate institutional customer transactions and to manage our credit risk exposures. The notional amount and fair value of credit derivatives are presented in the following tables:

			Consolidated
		2012			2011
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Credit protection bought[1]	32,554	220	(226)	29,293	749	(81)
Credit protection sold	31,495	223	(259)	29,084	86	(774)
Total[2]	64,049	443	(485)	58,377	835	(855)

1           Counterparties to derivatives relating to credit protection bought are predominantly financial institutions.

2           The table above does not include total return swaps included with credit derivatives in the previous table.

			Parent Entity
		2012			2011
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Credit protection bought[1]	32,554	220	(226)	29,293	749	(81)
Credit protection sold	31,495	223	(259)	29,084	86	(774)
Total[2]	64,049	443	(485)	58,377	835	(855)

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

Australia’s risk-based capital adequacy guidelines are generally consistent but not completely aligned with the approach agreed upon by the BCBS. APRA has exercised its discretion in applying the Basel framework to Australian ADIs. On balance, the applications of these discretions act to reduce reported capital ratios relative to those reported in other jurisdictions.

Under Basel II, Australian banks are required to maintain a minimum ratio of capital to risk-adjusted assets of at least 8%. At least half of this capital must be in the form of Tier 1 capital. Subject to certain limitations, Tier 1 capital consists of paid-up share capital, retained profits, certain reserves and other equity instruments, less the deduction of certain intangible assets, capitalised expenses and software, and retained earnings in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes. The balance of eligible capital is defined as supplementary or Tier 2 capital. Supplementary capital includes, subject to limitations, mandatory convertible notes, perpetual floating rate notes and like instruments, and term subordinated debt (provided such term debt is not in excess of 50% of Tier 1 capital) less a deduction for holdings of Westpac’s own subordinated debt. Deductions with equal scaling at Tier 1 and Tier 2 include capital invested or guarantees or similar support provided to entities involved in securitisation, in insurance and funds management, controlled entities not already deducted at Tier 1 level, excess investments in non-subsidiary entities and any shortfall of provisions compared to regulatory expected loss.

Westpac’s capital ratios are in compliance with APRA minimum capital adequacy requirements.

Capital management strategy

Westpac’s approach to capital management seeks to balance the fact that capital is an expensive form of funding with the need to be adequately capitalised. Westpac considers the need to balance efficiency, flexibility and adequacy when determining sufficiency of capital and when developing capital management plans.

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

▪         consideration of the perspectives of external stakeholders such as regulators, rating agencies and equity and debt investors.

254	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 31. SECURITISATION AND COVERED BONDS

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

Where the Parent Entity and the Group have continuing involvement with the securitisation vehicle, through ongoing exposure to the risks and rewards associated with the assets, the provision of derivatives, liquidity facilities and trust management and operational services, the originated assets remain recognised on the balance sheet for accounting purposes, and Westpac consolidates the securitisation vehicles.

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

Funding and liquidity management

Exposure to and the impact of securitisation transactions are managed under the Market and Liquidity Risk Management Framework and are integrated into routine reporting for capital and liquidity positions, net interest margin analysis, balance sheet forecasting and funding scenario testing. The Group’s funding plan incorporates consideration of overall liquidity risk limits and the level of securitisation of Westpac originated assets. Westpac provided undrawn liquidity facilities to the customer funding conduit of $2,552 million at 30 September 2012 (30 September 2011: $2,800 million). Similarly undrawn funding and liquidity facilities of $369 million were provided by Westpac (30 September 2011: $366 million) for the securitisation of its own assets.

2012 WESTPAC GROUP ANNUAL REPORT	255

NOTE 31. SECURITISATION AND COVERED BONDS (CONTINUED)

The table below presents assets securitised by the Group:

	Consolidated
	2012			2011
		Customer			Customer
	Own Assets	Conduits	Total	Own Assets	Conduits	Total
	$m	$m	$m	$m	$m	$m
Residential mortgage	10,763	2,544	13,307	11,337	2,775	14,112
Auto and equipment finance	-	-	-	105	-	105
Other assets securitised	-	10	10	-	62	62
Other[1]	350	-	350	487	-	487
Total	11,113	2,554	13,667	11,929	2,837	14,766

1            This reflects cash and accrued income held by the own asset securitisation vehicles, which have not yet been distributed to noteholders.

The table below presents assets securitised by the Parent Entity:

	Parent Entity
	2012			2011
		Customer			Customer
	Own Assets[1]	Conduits	Total	Own Assets[1]	Conduits	Total
	$m	$m	$m	$m	$m	$m
Residential mortgage	59,941	-	59,941	45,572	-	45,572
Auto and equipment finance	-	-	-	-	-	-
Other assets securitised	-	-	-	-	-	-
Other[2]	3,598	-	3,598	1,083	-	1,083
Total	63,539	-	63,539	46,655	-	46,655

1            Own assets securitised by the Parent Entity include internal mortgage backed securitisation of $49,178 million (2011: $34,235 million) which are available for external issuance and qualifies for repurchase with the RBA.

2            This reflects cash and accrued income held by the own asset securitisation vehicles, which have not yet been distributed to noteholders.

The table below presents the underlying liabilities of the Group as a result of the securitisation of assets:

	Consolidated
	2012			2011
		Customer			Customer
	Own Assets	Conduits	Total	Own Assets	Conduits	Total
	$m	$m	$m	$m	$m	$m
Notes issued	10,078	2,543	12,621	10,911	2,867	13,778

The table below presents the underlying liabilities of the Parent Entity as a result of the securitisation of assets:

	Parent Entity
	2012			2011
		Customer			Customer
	Own Assets	Conduits	Total	Own Assets	Conduits	Total
	$m	$m	$m	$m	$m	$m
Due to subsidiaries	62,504	-	62,504	45,655	-	45,655

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

256	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 31. SECURITISATION AND COVERED BONDS (CONTINUED)

The table below presents the fair value of assets securitised and underlying liabilities as a result of the securitisation of assets for the Consolidated Group and Parent Entity:

	Consolidated	Parent Entity
	2012	2012
	$m	$m
Residential mortgage	10,784	60,036
Other	350	3,598
Fair value of assets securitised	11,134	63,634
Notes issued	9,950	61,217
Fair value of underlying liabilities	9,950	61,217
Net fair value	1,184	2,417

Covered bonds

The Group has two covered bond programmes: one utilises Australian residential mortgages (Australian Programme) and one utilises New Zealand residential mortgages (New Zealand Programme). Pursuant to these programmes, selected pools of residential mortgages are assigned to bankruptcy remote special purpose vehicles (SPVs). Those SPVs provide unconditional and irrevocable guarantees of the related covered bonds that are issued by members of the Group. As such, the covered bondholders have recourse to the issuer of the covered bond and, in the event that the issuer fails to make a payment when due, to the covered bond SPV.

The Group has continuing involvement with the covered bond SPVs as it is exposed to the risks and rewards associated with the pools of residential mortgages (including by way of the derivatives it has entered into with the SPVs). Accordingly, for accounting purposes, the SPVs are consolidated entities of the Group.

As at 30 September 2012, the carrying value of covered bonds on issue for the Group was $11,951 million (2011: $1,376 million) and for the Parent Entity $10,392 million (2011: nil). The carrying value of assets pledged for the covered bond programmes for the Group was $18,333 million (2011: $2,158 million) and for the Parent Entity $15,333 million (2011: nil).

NOTE 32. GROUP SEGMENT INFORMATION

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers. In assessing its financial performance, including divisional results, the Westpac Group uses a measure of performance referred to as ‘Cash Earnings’.

Cash Earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with A-IFRS. The specific adjustments outlined below include both cash and non-cash items. Cash Earnings, as calculated by Westpac, is viewed as a measure of the level of profit that is generated by ongoing operations and is expected to be available over the long term for distributions to shareholders. Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

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

The basis of segment reporting reflects the management of the business, rather than the legal structure of the Group. The operating segment results have been presented on a management reporting basis and consequently internal charges and transfer pricing adjustments have been reflected in the performance of each operating segment. Inter-segment pricing is determined on an arm’s length basis.

1            Policyholder tax recoveries – income and tax amounts that are grossed up to comply with the A-IFRS accounting standard covering Life Insurance Business (policyholder tax recoveries) are reversed in deriving income and taxation expense on a Cash Earnings basis.

2012 WESTPAC GROUP ANNUAL REPORT	257

NOTE 32. GROUP SEGMENT INFORMATION (CONTINUED)

Reportable operating segments

The operating segments are defined by the customers they service and the services they provide:

▪         Australian Financial Services (AFS) is responsible for the Westpac Group’s Australian retail banking, business banking and wealth operations. It incorporates the operations of:

–        Westpac Retail & Business Banking (Westpac RBB), which is responsible for sales and service for our consumer, small-to-medium enterprise customers and commercial customers in Australia under the Westpac brand;

–        St.George Banking Group (St.George), which is responsible for sales and service for our consumer, business and corporate customers in Australia under the St.George, BankSA, Bank of Melbourne and RAMS1 brands;

–        BT Financial Group (Australia) (BTFG), which is Westpac’s Australian wealth management business. Its operations include funds management and insurance solutions. BTFG’s brands include Advance Asset Management, Ascalon, Asgard, BT, BT Investment Management (BTIM)2, BT Select, Licensee Select, Magnitude, Securitor, and the advice, private banking and insurance operations of Bank of Melbourne, BankSA, St.George and Westpac.

▪         Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand. Customers are supported through branches and subsidiaries located in Australia, New Zealand, US, UK and Asia;

▪         Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Banking products are provided under the Westpac and Westpac Institutional brands while insurance and wealth products are provided by Westpac Life and BT brands respectively.

Other divisions in the Group include:

▪         Pacific Banking, which provides banking services for retail and business customers in seven Pacific Island Nations;

▪         Treasury, which is primarily focused on the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities;

▪         Group Services, which encompasses technology, banking operations, legal and property services;

▪         Core Support, which comprises those functions performed centrally including finance, risk, legal and human resources; and

▪         Group items, including earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of our operating segments, earnings from non core asset sales and certain other head office items such as centrally raised provisions.

Organisational changes

On 1 November 2011 Westpac’s New Zealand branch transferred certain business activities and associated employees to Westpac New Zealand Limited, a wholly owned licensed bank incorporated in New Zealand. The transfer followed an agreement with the Reserve Bank of New Zealand on the business that should be conducted through Westpac New Zealand Limited. The business transferred relates to institutional customers, debt capital markets, corporate advisory and customer foreign currency accounts. This resulted in the transfer of assets and liabilities between Westpac Institutional Bank and Westpac New Zealand.

During the year, the Group also transferred management responsibility for the equities business from WIB to BTFG and RAMS from Westpac RBB to St.George Banking Group, effective 1 October 2011.

In addition to these business transfers, the Group has updated its approach on how capital is allocated and how transfer pricing is determined. These new models have been designed to better align the Group’s economic capital and pricing approaches to new regulatory requirements and to reflect changes in funding markets.

Comparative information has been revised for all of these changes.

1        RAMS is a financial services group specialising in mortgages.

2        BTIM is 64.5% owned by the Westpac Group and consolidated in BTFG’s Funds Management business.

258	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 32. GROUP SEGMENT INFORMATION (CONTINUED)

The tables below present the segment results on a Cash Earnings basis:

	Consolidated 2012
	Westpac
	Retail &	St.George	BT Financial		Westpac	Westpac
	Business	Banking	Group		Institutional	New	Other
	Banking	Group	(Australia)	AFS	Bank	Zealand	Divisions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	5,304	2,966	424	8,694	1,706	1,224	939	12,563
Non-interest income	1,184	565	1,650	3,399	1,484	336	294	5,513
Net operating income before operating expenses and impairment charges	6,488	3,531	2,074	12,093	3,190	1,560	1,233	18,076
Operating expenses	(3,079)	(1,341)	(1,133)	(5,553)	(987)	(653)	(186)	(7,379)
Impairment charges	(429)	(433)	(1)	(863)	(127)	(148)	(74)	(1,212)
Profit before income tax	2,980	1,757	940	5,677	2,076	759	973	9,485
Income tax expense	(866)	(526)	(279)	(1,671)	(603)	(208)	(336)	(2,818)
Profit attributable to non-controlling interests	-	-	(8)	(8)	-	(3)	(58)	(69)
Cash Earnings for the year	2,114	1,231	653	3,998	1,473	548	579	6,598
Net Cash Earnings adjustments	-	(129)	(22)	(151)	-	-	(477)	(628)
Net profit attributable to owners of Westpac Banking Corporation	2,114	1,102	631	3,847	1,473	548	102	5,970

Additional information
Depreciation, amortisation and impairments	(70)	(44)	(41)	(155)	(37)	(51)	(382)	(625)

Balance sheet
Total assets	255,268	154,642	26,871	436,781	97,823	48,648	91,713	674,965
Total liabilities	159,120	82,421	28,554	270,095	110,389	33,970	214,292	628,746
Acquisition of property, plant and equipment, goodwill and other intangible assets	122	105	366	593	56	84	456	1,189

2012 WESTPAC GROUP ANNUAL REPORT	259

NOTE 32. GROUP SEGMENT INFORMATION (CONTINUED)

	Consolidated 2011
	Westpac
	Retail &	St.George	BT Financial		Westpac	Westpac
	Business	Banking	Group		Institutional	New	Other
	Banking	Group	(Australia)	AFS	Bank	Zealand	Divisions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	5,166	2,930	438	8,534	1,700	1,137	798	12,169
Non-interest income	1,091	549	1,613	3,253	1,182	304	215	4,954
Net operating income before operating expenses and impairment charges	6,257	3,479	2,051	11,787	2,882	1,441	1,013	17,123
Operating expenses	(3,087)	(1,323)	(1,005)	(5,415)	(938)	(627)	(126)	(7,106)
Impairment charges	(547)	(393)	4	(936)	90	(185)	38	(993)
Profit before income tax	2,623	1,763	1,050	5,436	2,034	629	925	9,024
Income tax expense	(773)	(530)	(314)	(1,617)	(607)	(184)	(247)	(2,655)
Profit attributable to non-controlling interests	-	-	(7)	(7)	-	(3)	(58)	(68)
Cash Earnings for the year	1,850	1,233	729	3,812	1,427	442	620	6,301
Net Cash Earnings adjustments	-	(129)	(17)	(146)	-	-	836	690
Net profit attributable to owners of Westpac Banking Corporation	1,850	1,104	712	3,666	1,427	442	1,456	6,991

Additional information
Depreciation, amortisation and impairments	(39)	(16)	(30)	(85)	(37)	(49)	(342)	(513)

Balance sheet
Total assets	246,989	149,595	26,223	422,807	101,482	46,336	99,603	670,228
Total liabilities	146,226	72,216	26,978	245,420	96,643	30,366	253,991	626,420
Acquisition of property, plant and equipment, goodwill and other intangible assets	94	52	83	229	96	83	736	1,144

260	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 32. GROUP SEGMENT INFORMATION (CONTINUED)

	Consolidated 2010
	Westpac
	Retail &	St.George	BT Financial		Westpac	Westpac
	Business	Banking	Group		Institutional	New	Other
	Banking	Group	(Australia)	AFS	Bank	Zealand	Divisions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	5,052	2,747	376	8,175	1,616	1,090	974	11,855
Non-interest income	1,009	577	1,569	3,155	1,400	302	198	5,055
Net operating income before operating expenses and impairment charges	6,061	3,324	1,945	11,330	3,016	1,392	1,172	16,910
Operating expenses	(2,999)	(1,288)	(967)	(5,254)	(917)	(612)	(189)	(6,972)
Impairment charges	(587)	(513)	13	(1,087)	(150)	(274)	55	(1,456)
Profit before income tax	2,475	1,523	991	4,989	1,949	506	1,038	8,482
Income tax expense	(746)	(456)	(290)	(1,492)	(566)	(148)	(331)	(2,537)
Profit attributable to non-controlling interests	-	-	(8)	(8)	-	(2)	(56)	(66)
Cash Earnings for the year	1,729	1,067	693	3,489	1,383	356	651	5,879
Net Cash Earnings adjustments	-	(129)	(17)	(146)	-	-	613	467
Net profit attributable to owners of Westpac Banking Corporation	1,729	938	676	3,343	1,383	356	1,264	6,346

Additional information
Depreciation, amortisation and impairments	(32)	(16)	(27)	(75)	(41)	(53)	(343)	(512)

Balance sheet
Total assets	231,738	145,962	31,745	409,445	88,317	45,598	74,917	618,277
Total liabilities	134,555	85,734	28,737	249,026	89,102	27,953	212,078	578,159
Acquisition of property, plant and equipment, goodwill and other intangible assets	112	69	42	223	65	68	518	874

2012 WESTPAC GROUP ANNUAL REPORT	261

NOTE 32. GROUP SEGMENT INFORMATION (CONTINUED)

Reconciliation of Cash Earnings to net profit

Consolidated 2012

	Cash Earnings for the Year	Policyholder Tax Recoveries	TPS Revaluations[1]	Treasury Shares[2]	Ineffective Hedges[3]	Fair Value Gain/(Loss) on Economic Hedges[5]
	$m	$m	$m	$m	$m	$m
Net interest income	12,563	-	-	-	8	(10)
Non-interest income	5,513	12	(17)	(30)	3	-
Net operating income before operating expenses and impairment charges	18,076	12	(17)	(30)	11	(10)
Operating expenses	(7,379)	-	-	-	-	-
Impairment charges	(1,212)	-	-	-	-	-
Profit before income tax	9,485	12	(17)	(30)	11	(10)
Income tax expense	(2,818)	(12)	(10)	3	(4)	3
Profit attributable to non-controlling interests	(69)	-	-	-	-	-
Cash Earnings for the year	6,598	-	(27)	(27)	7	(7)

Consolidated 2011

	Cash Earnings for the Year	Policyholder Tax Recoveries	TPS Revaluations[1]	Treasury Shares[2]	Ineffective Hedges[3]	Merger Transaction and Integration Expenses[4]
	$m	$m	$m	$m	$m	$m
Net interest income	12,169	-	-	-	(13)	(3)
Non-interest income	4,954	(12)	(27)	7	(5)	-
Net operating income before operating expenses and impairment charges	17,123	(12)	(27)	7	(18)	(3)
Operating expenses	(7,106)	-	-	-	-	(92)
Impairment charges	(993)	-	-	-	-	-
Profit before income tax	9,024	(12)	(27)	7	(18)	(95)
Income tax expense	(2,655)	12	6	(1)	5	29
Profit attributable to non-controlling interests	(68)	-	-	-	-	-
Cash Earnings for the year	6,301	-	(21)	6	(13)	(66)

Consolidated 2010

	Cash Earnings for the Year	Policyholder Tax Recoveries	TPS Revaluations[1]	Treasury Shares[2]	Ineffective Hedges[3]	Merger Transaction and Integration Expenses[4]
	$m	$m	$m	$m	$m	$m
Net interest income	11,855	-	-	-	(1)	(3)
Non-interest income	5,055	(12)	13	12	10	-
Net operating income before operating expenses and impairment charges	16,910	(12)	13	12	9	(3)
Operating expenses	(6,972)	-	-	-	-	(236)
Impairment charges	(1,456)	-	-	-	-	-
Profit before income tax	8,482	(12)	13	12	9	(239)
Income tax expense	(2,537)	12	(27)	(2)	(3)	72
Profit attributable to non-controlling interests	(66)	-	-	-	-	-
Cash Earnings for the year	5,879	-	(14)	10	6	(167)

262	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Amortisation of Intangible Assets[6]	Fair Value Amortisation of Financial Instruments[8]	Buyback of Government Guaranteed Debt[10]	TOFA Tax Consolidation Adjustment[12]	Supplier Program[13]	Litigation Provision[14]	Total Cash Earnings Adjustments	Net Profit for the Year
$m	$m	$m	$m	$m	$m	$m	$m
-	(66)	7	-	-	-	(61)	12,502
-	-	-	-	-	-	(32)	5,481

-	(66)	7	-	-	-	(93)	17,983
(220)	-	-	-	(199)	(111)	(530)	(7,909)
-	-	-	-	-	-	-	(1,212)
(220)	(66)	7	-	(199)	(111)	(623)	8,862
66	20	(2)	(165)	60	33	(8)	(2,826)
3	-	-	-	-	-	3	(66)
(151)	(46)	5	(165)	(139)	(78)	(628)	5,970

Fair Value Gain/(Loss) on Economic Hedges[5]	Amortisation of Intangible Assets[6]	Fair Value Amortisation of Financial Instruments[8]	Tax Consolidation Adjustment[9]	Buyback of Government Guaranteed Debt[10]	Tax Provision[11]	Total Cash Earnings Adjustments	Net Profit for the Year
$m	$m	$m	$m	$m	$m	$m	$m
(52)	-	(98)	-	(7)	-	(173)	11,996
-	-	-	-	-	-	(37)	4,917

(52)	-	(98)	-	(7)	-	(210)	16,913
-	(208)	-	-	-	-	(300)	(7,406)
-	-	-	-	-	-	-	(993)
(52)	(208)	(98)	-	(7)	-	(510)	8,514
16	62	29	1,110	2	(70)	1,200	(1,455)
-	-	-	-	-	-	-	(68)
(36)	(146)	(69)	1,110	(5)	(70)	690	6,991

Fair Value Gain/(Loss) on Economic Hedges[5]	Amortisation of Intangible Assets[6]	NZ Structured Finance Transactions[7]	Fair Value Amortisation of Financial Instruments[8]	Tax Consolidation Adjustment[9]	Total Cash Earnings Adjustments	Net Profit for the Year
$m	$m	$m	$m	$m	$m	$m
(66)	-	-	57	-	(13)	11,842
(10)	-	-	-	-	13	5,068

(76)	-	-	57	-	-	16,910
-	(208)	-	-	-	(444)	(7,416)
-	-	-	-	-	-	(1,456)
(76)	(208)	-	57	-	(444)	8,038
23	62	106	(17)	685	911	(1,626)
-	-	-	-	-	-	(66)
(53)	(146)	106	40	685	467	6,346

2012 WESTPAC GROUP ANNUAL REPORT	263

NOTE 32. GROUP SEGMENT INFORMATION (CONTINUED)

	Year Ended	Year Ended	Year Ended
	30 September 2012	30 September 2011	30 September 2010
	$m	$m	$m
Cash Earnings for the year	6,598	6,301	5,879
Cash Earnings adjustments:
TPS revaluations[1]	(27)	(21)	(14)
Treasury shares[2]	(27)	6	10
Ineffective hedges[3]	7	(13)	6
Merger transaction and integration expenses[4]	-	(66)	(167)
Fair value gain/(loss) on economic hedges[5]	(7)	(36)	(53)
Amortisation of intangible assets[6]	(151)	(146)	(146)
NZ structured finance transactions[7]	-	-	106
Fair value amortisation of financial instruments[8]	(46)	(69)	40
St.George tax consolidation adjustment[9]	-	1,110	685
Buyback of government guaranteed debt[10]	5	(5)	-
Tax Provision[11]	-	(70)	-
TOFA tax consolidation adjustment[12]	(165)	-	-
Supplier program[13]	(139)	-	-
Litigation provision[14]	(78)	-	-
Total Cash Earnings adjustments	(628)	690	467
Net profit attributable to owners of Westpac Banking Corporation	5,970	6,991	6,346

1      Adjustment for movements in economic hedges, including associated tax effects impacting the Foreign Currency Translation Reserve, relating to hybrid instruments classified as non-controlling interests. The adjustment is required as these hybrid instruments are not fair valued, however, the hedges are fair valued and therefore, there is a mismatch in the timing of income recognition in the statutory results. The mismatch is added back to statutory results in deriving Cash Earnings as it does not affect the Group’s profits over time.

2      Under A-IFRS, Westpac shares held by the Group in the managed funds and life business are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the statutory results. In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in deriving income.

3      The gain/(loss) on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time.

4      As part of the merger with St.George, transaction and integration expenses incurred over three years following the merger were treated as a Cash Earnings adjustment as they did not impact the earnings expected from St.George following the integration period. The integration project was completed in 2011.

5      Fair value gain/(loss) on economic hedges (which do not qualify for hedge accounting under A-IFRS) comprises:

▪          the unrealised fair value gain/(loss) on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving Cash Earnings as they may create a material timing difference on statutory results but do not affect the Group’s Cash Earnings during the life of the hedge;

▪          the unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the Government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings as they may create a material timing difference on statutory results but do not affect the Group’s Cash Earnings during the life of the hedge; and

▪          the unrealised fair value gain/(loss) on hedges of accrual accounted term funding transactions are reversed in deriving Cash Earnings as they may create a material timing difference on statutory results but do not affect the Group’s Cash Earnings during the life of the hedge.

6      Acquisition of intangible assets comprise:

▪          the merger with St.George resulted in the recognition of core deposit intangibles and customer relationships intangible assets that are amortised over their useful lives, ranging between five and nine years. The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders; and

▪          the acquisition of J O Hambro, previously a privately owned London-based equity investment manager, by BT Investment Management (BTIM) during the year ended 30 September 2012 resulted in the recognition of management contract intangible assets. These intangible items are amortised over their useful lives, ranging between five and twenty years. The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders.

7      During the year ended 30 September 2010, $106 million out of the $703 million tax provision raised in September 2009 was reversed following settlement with the New Zealand Commissioner of Inland Revenue (CIR) in relation to New Zealand structured finance transaction entered into between 1998 and 2002. The Group agreed to pay 80% of the full amount of primary tax and interest. Given the size and historical nature of the issue, the original tax provision and the subsequent reversal were treated as Cash Earnings adjustments.

8      The accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders, and therefore have been treated as a Cash Earnings adjustment.

9      Finalisation of tax consolidation related to the merger with St.George gave rise to a reduction in income tax expense of $1,110 million during the year ended 30 September 2011 and $685 million during the year ended 30 September 2010. The tax consolidation process required Westpac to reset the tax value of certain St.George assets to the appropriate market value of those assets at the effective date of the tax consolidation (31 March 2009). These adjustments have been treated as a Cash Earnings adjustment due to their size and because they do not reflect ongoing operations.

264	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 32. GROUP SEGMENT INFORMATION (CONTINUED)

10    During the year ended 30 September 2011, the Group bought back some Government guaranteed debt which reduced Government guarantee fees (70 basis points) paid. In undertaking the buybacks, in addition to the 70 basis point fee saving, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the statutory result, the cost incurred is recognised at the time of the buybacks. In Cash Earnings, the cost incurred is being amortised over the original term of the debt that was bought back. The Cash Earnings adjustment gives effect to the timing difference between statutory results and Cash Earnings.

11    During the year ended 30 September 2011, the Group increased tax provisions by $70 million in respect of certain existing positions for transactions previously undertaken by the Group. The increase reflected the recent trend of global taxation authorities challenging the historical tax treatment of cross border and complex transactions. This increase in tax provisions was treated as a Cash Earnings adjustment as it related to the global management of historical tax positions and does not reflect ongoing operations. The Group’s management of tax positions has moved to disclosing any such transactions to the taxation authorities at or around the time of execution.

12    During the year ended 30 September 2012, new legislation that included retrospective amendments to the income tax law as it applies to the Taxation of Financial Arrangements (TOFA) and tax consolidated groups was introduced. The amendments have an adverse application to certain liabilities that were consolidated as part of the merger with St.George. This gave rise to an additional income tax expense of $165 million for the year ended 30 September 2012. Consistent with other tax adjustments relating to the merger with St.George this adjustment has been treated as a Cash Earnings adjustment due to its size and because it does not reflect ongoing operations.

13    During the year ended 30 September 2012, the Group incurred and provisioned for non-recurring expenses as part of its program to increase the use of global specialists in certain technology and back office operations. These expenses included costs associated with streamlining and better documenting systems and processes, technology costs to enable infrastructure and enhance interaction with suppliers, and costs associated with restructuring the workforce. Given these significant expenses are not considered in determining dividends they are being treated as Cash Earnings adjustments.

14    The Group recognised a provision of $111 million ($78 million after tax) with respect to longstanding legal proceedings. This has been treated as a Cash Earnings adjustment due to its size, the historical nature of the proceedings and because it does not reflect ongoing operations.

Revenue from Products and Services

Details of revenue from external customers by product or service are disclosed in Notes 2 and 3. No single customer amounts to greater than 10% of the Group’s revenue.

Secondary reporting – geographic segments

Geographic segments are based on the location of the office in which the following items are recognised:

	2012		2011		2010
	$m	%	$m	%	$m	%
Revenue
Australia	38,195	90.2	39,192	91.1	35,376	90.2
New Zealand	3,676	8.7	3,559	8.3	3,592	9.2
Other[1]	483	1.1	264	0.6	251	0.6
Total	42,354	100.0	43,015	100.0	39,219	100.0
Non-current assets[2]
Australia	12,250	92.3	12,282	94.9	11,912	95.2
New Zealand	650	4.9	605	4.7	564	4.5
Other[1]	371	2.8	50	0.4	38	0.3
Total	13,271	100.0	12,937	100.0	12,514	100.0

1     Other includes Pacific Islands, Asia, the Americas and Europe.

2      Non-current assets includes property, plant and equipment, goodwill and other intangible assets.

2012 WESTPAC GROUP ANNUAL REPORT	265

NOTE 33. AUDITOR’S REMUNERATION

During the financial year, the auditor of the Group and Parent Entity, PricewaterhouseCoopers (PwC), and its related practices earned the following remuneration including goods and services tax:

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$’000	$’000	$’000	$’000
PwC – Australian firm
Audit and review of financial reports of Westpac Banking Corporation or any entity in the Group	15,249	14,111	14,874	13,757
Other audit-related work	1,476	1,802	1,465	1,741
Total audit and other assurance services	16,725	15,913	16,339	15,498
Taxation	65	222	65	62
Other services	696	2,504	668	1,194
Total remuneration paid to PwC – Australian firm	17,486	18,639	17,072	16,754

Related practices of PwC
Audit and review of financial reports of Westpac Banking Corporation or any entity in the Group	2,773	2,762	340	108
Other audit-related work	139	157	-	-
Total audit and other assurance services	2,912	2,919	340	108
Taxation	114	84	-	6
Other services	-	97	-	43
Total remuneration paid to related practices of PwC	3,026	3,100	340	157
Total remuneration paid to PwC	20,512	21,739	17,412	16,911

For compliance with SEC disclosure requirements, remuneration to the external auditor, including goods and services tax, for the years ended 30 September 2012 and 2011 is summarised from the table above as follows:

	2012	2011
	$’000	$’000
Audit fees	18,022	16,873
Non-audit fees:
Audit-related fees	1,615	1,959
Tax fees	179	306
All other fees	696	2,601
Total non-audit fees	2,490	4,866
Total fees paid to PwC	20,512	21,739

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

Other services include consulting services in relation to the Supplier Program and the Business Resilience Framework.

The external auditor, PwC, also provides audit and non-audit services to non-consolidated entities sponsored by the Group, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of their services were approximately $8.6 million in total (2011: $8.5 million). PwC may also provide audit and non-audit services to other entities in which Westpac holds a minority interest, and which are not consolidated. Westpac is not aware of the amount of any fees paid by those entities.

266	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 34. EXPENDITURE COMMITMENTS

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Lease commitments (all leases are classified as operating leases)
Premises and sites	3,747	2,470	3,423	2,166
Furniture and equipment	16	13	9	9
Total lease commitments	3,763	2,483	3,432	2,175
Due within one year	490	467	437	414
Due after one year but not later than five years	1,565	1,304	1,401	1,165
Due after five years	1,708	712	1,594	596
Total lease commitments	3,763	2,483	3,432	2,175
Other expenditure commitments[1]
Payable within one year	687	697	623	595
Payable later than one year but not later than five years	1,450	1,572	1,214	1,293
Payable after five years	64	47	64	47
Total other expenditure commitments	2,201	2,316	1,901	1,935

1           Amounts presented for other expenditure commitments represent the estimated spend on Westpac’s significant contracts over their remaining term. This would differ from the contractually committed amount.

As at 30 September 2012, the total future minimum lease payments expected to be received by the Group and Parent Entity from non-cancellable sub-leases was $21 million (2011: $23 million) and $21 million (2011: $22 million) respectively.

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

Service agreements

The maximum contingent liability for termination benefits in respect of service agreements with the CEO and other Group Key Management Personnel at 30 September 2012 was $15.1 million (2011: $13.4 million).

Significant long term agreements

With the expiry of Westpac’s agreement with Cash Services Australia and unwind of services by 28 November 2012, Westpac will take on direct responsibility for commercial and operational governance of cash-in-transit providers under a multi vendor model. On 1 July 2012 and 30 July 2012, Westpac entered into five year agreements with Toll Transport Pty Limited and Linfox Armaguard Pty Limited respectively for the provision of cash-in-transit services.

On 14 July 2008 Westpac entered into a three year agreement with Toll Transport Pty Ltd for the provision of freight and courier services, which was extended on 14 July 2011 for 18 months. On 30 June 2012, Westpac signed a further extension with Toll for 4.5 years expiring on 11 July 2017.

On 25 June 2012 Westpac entered into a five year agreement with InfoSys Technologies Limited to provide applications development, maintenance and support services within the corporate systems and applications testing area of technology.

On 25 June 2012 Westpac entered into a five year agreement with Tata Consultancy Services Ltd to provide applications developments, maintenance and support services within the information systems area of technology.

On 1 January 2012, the agreement between Westpac and IBM Daksh Business Process Services Pty Limited for the provision of business process outsourcing services was novated to IBM Australia Limited and the term extended by two years to December 2018.

On 30 September 2011, Westpac extended its agreement with IBM New Zealand Limited for a further five years, commencing 1 March 2012 to 28 February 2017. IBM is responsible for Westpac’s IT infrastructure services in New Zealand including mainframes and midrange systems, storage, security, data centre network services and workplace printing.

On 26 August 2011, Westpac extended its agreement with Telstra Corporation Limited for a further two years, to December 2013. The extended agreement relates to the provision of telecommunications outsourcing services to Westpac in Australia and internationally, including the Pacific Islands, Asia and Europe.

2012 WESTPAC GROUP ANNUAL REPORT	267

NOTE 34. EXPENDITURE COMMITMENTS (CONTINUED)

On 18 May 2011, Westpac entered an agreement with HP Enterprise Services BPA Limited (HP) to amend and extend its loan processing service agreement for a further four years. Under the revised agreement, Westpac will assume business mortgage processing services that had been previously provided by HP, with HP continuing to provide IT services that underpin the business processing functions for the duration of the contract.

On 29 December 2010, Westpac entered into a three year mortgage services agreement with Unisys Mortgage Processing (No. 1) Pty Ltd (UMP) to provide back office servicing of RAMS home loans, and to appoint UMP as an authorised credit representative under Westpac’s Australian credit licence. The agreement commenced on 1 January 2011. On 25 November 2011 the agreement was varied so as to include the back office servicing of RAMS deposit products, and to appoint UMP as an authorised representative under Westpac’s Australian Financial Services Licence.

On 19 November 2010, Westpac entered into an agreement with IBM Australia Limited to replace the existing agreement with IBM Global Services Australia which ended in April 2011. The new agreement relates to the core banking technology operations in Australia and has an initial term of five years.

On 27 July 2010, Westpac entered into an agreement with Fujitsu Australia Limited to construct a purpose built data centre facility in Western Sydney. Completion of the data centre triggered the services agreement and the lease for the data centre. The lease is for 15 years with three further five year options and the services agreement is for 15 years with two further five year options.

On 28 June 2010, Westpac extended its agreement with FD Australia Limited to provide a managed service for cards processing until 2019. This involves managing the application within the Westpac/IBM environment. FD Australia Limited has been providing services for Westpac’s Australasian cards processing in phases since October 2002. Westpac retains control of its cards sales, credit, collections and customer service functions.

On 24 June 2010, Westpac entered into an agreement with Fiserv Solutions of Australia Pty Limited (Fiserv) under which Westpac licenses certain software and Fiserv provides services in connection with Westpac’s online transformation program. The term of maintenance and support has been extended to eight years that can be renewed by Westpac for periods of 12 months each. The agreement continues until Fiserv’s obligations have been completed in respect of the program.

On 22 December 2009, Westpac entered into a five year master services agreement with United Group Services Pty Limited (now trading as DTZ Australia Pty Ltd) for the provision of real estate services, facilities management, workplace management, program management and finance management. The agreement commenced on 1 April 2010.

On 1 October 2007, St.George entered into a four year agreement with Optus Networks Pty Limited for the provision of telecommunications carriage services and various outsourced administration functions. Following the initial four year term the agreement was extended for a fifth year due to certain service level agreements being met.

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

Commitments in relation to long-term contracts are included in other expenditure commitments above.

268	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 35. SUPERANNUATION COMMITMENTS

Westpac had the following defined benefit plans at 30 September 2012:

Name of Plan	Type	Form of Benefit	Date of Last Actuarial Assessment of the Funding Status

Westpac Group Plan (WGP)[1]	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2012

Westpac New Zealand Superannuation Scheme (WNZS)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2011

Westpac Banking Corporation UK Staff Superannuation Scheme (UKSS)	Defined benefit	Indexed pension and lump sum	5 April 2009[2]

Westpac UK Medical Benefits Scheme	Defined benefit	Medical benefits	Not applicable

1        Formerly the Westpac Staff Superannuation Plan (WSSP) and the M&F Defined Benefit Category of the St.George Staff sub-plan of the Plum Superannuation Fund (SGPSF).

2        An actuarial assessment of the fund at 5 April 2012 is currently in progress.

All of the defined benefit sections of the schemes are closed to new members.

Contributions

Funding recommendations are made based on the Attained Age Method, which impacts the timing of contribution requirements and assumes that the plans will not be discontinued.

The specific contributions for each of the plans are set out below:

¾    WGP – contributions are made to the WGP at the rate of 11.6% of members’ salaries;

¾    WNZS – contributions are made to the WNZS at the rate of 12% of members’ salaries; and

¾    UKSS – contributions are made to the UKSS at the rate of £4.27 million per annum.

The table below summarises the calculation of the surplus/(deficit) used to make funding recommendations, based on the guidance in Australian Accounting Standard AAS 25 Financial Reporting by Superannuation Plans:

	Consolidated				Parent Entity
	2012	¹	2011	²	2012	¹	2011²
	$m		$m		$m		$m
Market value of assets	1,667		1,800		1,610		1,739
Present value of accrued benefits	1,642		1,724		1,575		1,655
Surplus/(deficit)	25		76		35		84

1           Calculated as at 30 June 2012 (WGP), 5 April 2009 (UKSS) and 30 June 2011 (WNZS).

2           Calculated as at 30 June 2009 (WSSP), 5 April 2009 (UKSS), 30 June 2010 (WNZS) and 30 June 2009 (SGPSF).

The following economic assumptions applied for the funding calculations differ to assumptions used in the accounting calculations due to different valuation dates, discount rates and assumptions linked to expected returns on assets.

	WGP	WNZS	UKSS
Discount rate	7.3%	5.5%	6.5%
Expected return on plan assets	7.3%	5.5%	5.4%
Expected increase in average salary of plan members	4.0%	3.5%	4.7%

2012 WESTPAC GROUP ANNUAL REPORT	269

NOTE 35. SUPERANNUATION COMMITMENTS (CONTINUED)

Defined benefit deficit

The defined benefit deficit amount reported in the balance sheet, based on the AASB 119 Employee Benefits accounting calculations can be reconciled as follows:

	Consolidated					Parent Entity
	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Present value of funded and unfunded obligations	2,368	2,345	2,134	2,042	2,139	2,254	2,241	2,039	1,915	2,041
Fair value of plan assets	1,736	1,669	1,709	1,654	1,666	1,679	1,610	1,651	1,553	1,604
Net obligations	(632)	(676)	(425)	(388)	(473)	(575)	(631)	(388)	(362)	(437)

Defined benefit superannuation expense

The amount recognised in the income statement is as follows:

	Consolidated			Parent Entity
	2012	2011	2010	2012	2011	2010
	$m	$m	$m	$m	$m	$m
Current service cost	60	56	57	59	55	56
Past service cost	-	(3)	-	-	(3)	-
Interest cost	89	96	98	87	94	95
Expected return on fund assets	(110)	(120)	(116)	(107)	(117)	(112)
Net defined benefit superannuation expense	39	29	39	39	29	39

Change in benefit obligation

The change in the present value of the defined benefit obligation is as follows:

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Benefit obligation at the beginning of the period	2,345	2,134	2,241	2,039
Current service cost	60	56	59	55
Past service cost	-	(3)	-	(3)
Interest cost	89	96	87	94
Actuarial losses/(gains)	43	234	27	233
Contributions by members	16	18	16	17
Benefits paid	(182)	(199)	(172)	(189)
Exchange and other adjustments	(3)	9	(4)	(5)
Benefit obligation at the end of the period	2,368	2,345	2,254	2,241
Funded status of plans:
Unfunded obligations[1]	14	17	14	17
Wholly or partly funded obligations	2,354	2,328	2,240	2,224
	2,368	2,345	2,254	2,241

1            Unfunded obligations relate to the UK medical benefits scheme in respect of which assets are not held in a separate plan. Westpac’s obligations for the UK medical benefits scheme is included in the defined benefit liability.

270	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 35. SUPERANNUATION COMMITMENTS (CONTINUED)

Change in plan assets

The change in the fair value of plan assets is as follows:

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Fair value of plan assets at beginning of the year	1,669	1,709	1,610	1,651
Expected returns on plan assets	110	120	107	117
Actuarial (losses)/gains	77	(31)	76	(29)
Actual returns on plan assets	187	89	183	88
Employer contributions	49	54	46	47
Contributions by members	16	18	16	17
Benefits paid	(182)	(199)	(172)	(189)
Exchange and other adjustments	(3)	(2)	(4)	(4)
Fair value of plan assets at end of the year	1,736	1,669	1,679	1,610

Assumptions used in the AASB 119 accounting calculations

	Consolidated and Parent Entity
	2012		2011
	Australian	Overseas	Australian	Overseas
	Funds	Funds	Fund	Funds
Discount rate[1]	4.1%	2.5-4.4%	4.3-4.7%	3.2-5.2%
Expected return on plan assets – active members	6.6%	5.1-6.0%	6.7-6.8%	6.0-6.1%
Expected return on plan assets – pensioners	7.5%	5.1-6.0%	7.8%	6.0-6.1%
Expected increase in average salary of plan members	3.5%	3.5-4.7%	3.5-4.5%	3.5-4.8%
Rate of increase for pensions	2.5%	2.5-3.0%	2.5%	2.5-3.2%
Initial health care inflation	n/a	7.0%	n/a	6.0%
Long-term health care inflation	n/a	2.0-4.0%	n/a	4.0%

1            In the current year we have changed the discount rate assumption for WGP (formerly the WSSP and SGPSF) from one based on the yield on 10 year Australian Federal Government bonds to a rate based on the weighted average yield on the population of available state and federal government bonds with durations exceeding 10 years. The change of assumption reduced the defined benefit obligation by $79 million, recognised directly in retained earnings as part of actuarial gains and losses.

In addition to the financial assumptions presented above, the pension mortality assumptions may also have a significant impact on measuring the net obligation. The average mortality assumptions are age related and allowances are made for future mortality improvements. The assumptions for our principal fund the WGP for 2012 are that a 60-year-old male pensioner is assumed to have a remaining life expectancy of 31.3 and a 60-year-old female pensioner is assumed to have a remaining life expectancy of 35.0.

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

Experience adjustments

	Consolidated					Parent Entity
	2012	2011	2010	2009	2008	2012	2011	2010	2009	2008
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Experience adjustments on plan assets	77	(31)	(3)	(69)	(473)	76	(29)	(1)	(66)	(454)
Experience adjustments on plan liabilities	(43)	(234)	(125)	112	(64)	(27)	(233)	(113)	96	(56)

2012 WESTPAC GROUP ANNUAL REPORT	271

NOTE 35. SUPERANNUATION COMMITMENTS (CONTINUED)

Asset allocation

The actual asset allocation at 30 September was:

	Consolidated and Parent Entity
	2012		2011
	Australian	Overseas	Australian	Overseas
	Funds	Funds	Fund	Funds
Cash	4%	1%	6%	1%
Equity instruments	50%	40–57%	49–66%	47–55%
Debt instruments	21%	42–50%	21–30%	44–53%
Property	6%	10%	4–7%	-
Other assets	19%	-	17%	-
	100%	100%	100%	100%

Investments held in Westpac and related entities

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Value of plan assets invested in debt and equity securities of Westpac[1]	7	73	-	66
Value of plan assets invested in related parties of Westpac	13	13	13	13
Total	20	86	13	79

1    On 31 March 2012, WGP was established. All assets, members and benefits of the former WSSP and SGPSF Plans were transferred to WGP. Under the new structure, the plan no longer holds a direct investment in Westpac securities.

Post-retirement health care

The effect of a one percentage point change in assumed health care trend rates, assuming all other assumptions remain constant, would not be material on either the current service costs or the accumulated benefit obligation of the Westpac UK Medical Benefits Scheme at 30 September 2012.

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

272	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 36. CONTINGENT LIABILITIES, CONTINGENT ASSETS AND CREDIT COMMITMENTS (CONTINUED)

Off-balance sheet credit risk-related financial instruments excluding derivatives at 30 September are as follows:

	Contract or Notional Amount
	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Credit risk-related instruments
Standby letters of credit and financial guarantees[1]	4,474	5,072	4,402	5,014
Trade letters of credit[2]	2,589	3,558	2,542	3,513
Non-financial guarantees[3]	8,908	8,928	8,253	8,718
Commitments to extend credit[4]	139,809	136,160	125,787	126,575
Other commitments[5]	98	526	98	526
Total credit risk-related instruments	155,878	154,244	141,082	144,346

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

4            Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commercial commitments disclosed above at 30 September 2012, the Group offered $7.4 billion (2011: $6.2 billion) of facilities to customers, which had not yet been accepted.

5            Other commitments include underwriting facilities.

	Consolidated 2012
	Up to	Over 1	Over 3	Over
	1 Year	to 3 Years	to 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
Standby letters of credit and financial guarantees	1,334	2,160	493	487	4,474
Trade letters of credit	2,589	-	-	-	2,589
Non-financial guarantees	5,080	1,555	218	2,055	8,908
Commitments to extend credit	46,369	39,890	12,492	41,058	139,809
Other commitments	36	-	-	62	98
Total commercial commitments	55,408	43,605	13,203	43,662	155,878

Contingent assets

The credit commitments shown in the table above also constitute assets. These commitments would be classified as loans and other assets in the balance sheet on the contingent event occurring.

Additional liabilities and commitments

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2012:

▪         $24 million (2011: $21 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1987 and the Workplace Injury Management and Workers’ Compensation Act 1998 (New South Wales);

▪         $11 million (2011: $9 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act 1985 (Victoria);

▪         $5 million (2011: $4 million) based on actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1986 (South Australia);

▪         $2 million (2011: $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act 2003 (Queensland); and

▪         $1 million (2011: nil) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1951 (Australian Capital Territory).

Adequate provision has been made for these liabilities in the provision for annual leave and other employee benefits (refer to Note 20).

2012 WESTPAC GROUP ANNUAL REPORT	273

NOTE 36. CONTINGENT LIABILITIES, CONTINGENT ASSETS AND CREDIT COMMITMENTS (CONTINUED)

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

▪         Westpac has been served with two separate class action proceedings by customers seeking to recover exception fees paid by those customers. The first set of proceedings was commenced by customers of the Westpac brand; the second by customers of the St.George Bank and BankSA brands. Westpac has agreed with the plaintiffs to put the proceedings against Westpac, St.George and BankSA on hold until at least December 2012, pending further developments in similar litigation commenced against another Australian bank.

▪         Westpac was one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s. Judgment was delivered on 28 October 2008 and final orders were handed down on 30 April 2009.

Westpac, along with the other defendant banks, was found liable to repay its share of the monies received from the Bell Group plus interest. The defendant banks appealed the decision. Judgment was handed down by the Court of Appeal of the Supreme Court of Western Australia on 17 August 2012. By a majority decision, the defendant banks were unsuccessful in the appeal and the amount of interest payable was increased. Westpac considers that appropriate provisioning has been made for this matter. The defendant banks have applied for special leave to appeal to the High Court of Australia, however, the outcome and timing of the application for special leave and, if granted, the appeal are uncertain. Westpac is also entitled to lodge a claim as a creditor in the liquidation of the Bell Group.

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

274	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 36. CONTINGENT LIABILITIES, CONTINGENT ASSETS AND CREDIT COMMITMENTS (CONTINUED)

Assets pledged

In addition to assets supporting securitisation and covered bond programmes disclosed in Note 31, the Group and Parent Entity have provided collateral to secure liabilities as part of standard terms of transaction with other financial institutions. The carrying value of financial assets pledged as collateral to secure liabilities is:

	Consolidated		Parent Entity
	2012	2011	2012	2011
	$m	$m	$m	$m
Cash	4,666	1,603	4,409	1,580
Cash deposit on stock borrowed	71	47	-	-
Securities (including certificates of deposit)	459	236	459	236
Securities pledged under repurchase agreements	6,776	5,715	6,776	5,715
Total amount pledged to secure liabilities[1]	11,972	7,601	11,644	7,531

1            Assets relating to covered bond programmes are disclosed under Note 31. To improve presentation we have revised the comparative period.

Collateral received

All collateral received from counterparties to secure liabilities, besides residential mortgages, is received in the form of cash or securities. Cash held as collateral, recognised on the Group and Parent Entity’s balance sheets as at 30 September 2012 was $1,356 million (2011: $6,641 million). Securities received as collateral under reverse repurchase agreements as at 30 September 2012 was $10,148 million (2011: $2,776 million).

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

Where controlled entities, as responsible entities, incur liabilities in respect of these activities, a right of indemnity exists against the assets of the applicable investment schemes or funds. As these assets are sufficient to cover liabilities, and it is not probable that the controlled entities will be required to settle them, the liabilities are not included in the consolidated financial statements.

The Group also manages life insurance statutory fund assets that are included in the consolidated financial statements.

2012 WESTPAC GROUP ANNUAL REPORT	275

NOTE 38. GROUP ENTITIES

The consolidated Group as at 30 September 2012 includes the following controlled entities1:

Name	Country of Incorporation	Name	Country of Incorporation
Westpac Banking Corporation	Australia	Hastings Forests Australia Pty Limited	Australia
1925 Advances Pty Limited	Australia	Hastings Funds Management (UK) Limited	UK
General Credit Holdings Pty Limited	Australia	Hastings Funds Management (USA) Inc.	USA
General Credits Pty Limited	Australia	Hastings Advisers, LLC	USA
G.C.L. Investments Pty Limited	Australia	Hastings Investment LLC	USA
Ascalon Capital Managers Limited	Australia	Hastings Investment Capital, LP	USA
Ascalon Capital Managers (Asia) Limited	Hong Kong	Hastings Private Equity Fund IIA Pty Limited	Australia
Ascalon Funds Seed Pool Trust	Australia	TIF International 1 Pty Limited	Australia
Asgard Wealth Solutions Limited	Australia	Hastings Investment Managment Pty Limited[3,5]	Australia
Asgard Capital Management Limited	Australia	Hickory Trust	Australia
Hitton Pty Limited	Australia	Nationwide Management Pty Limited	Australia
EQR Securities Pty Limited	Australia	St.George Custodial Pty Limited	Australia
Securitor Financial Group Limited	Australia	Orion Trust	Australia
Australian Loan Processing Security Company Pty Limited	Australia	Partnership Pacific Limited	Australia
Australian Loan Processing Security Trust	Australia	Partnership Pacific Securities Limited	Australia
Bill Acceptance Corporation Limited	Australia	Phoenix Trust	Australia
Mortgage Management Limited	Australia	RMS Warehouse Trust 2007-1	Australia
BLE Capital Limited	Australia	Seed Pool Trust No 2	Australia
BLE Capital Investments Pty Limited	Australia	Series 2005-1G WST Trust	Australia
BLE Development Pty Limited	Australia	Series 2007-1G WST Trust	Australia
BLE Holdings Pty Limited	Australia	Series 2008-1M WST Trust	Australia
BT Short Term Income Fund	Australia	Series 2009-1 WST Trust	Australia
Castlereagh Trust	Australia	Series 2011-1 WST Trust	Australia
CBA Limited	Australia	Series 2011-2 WST Trust	Australia
Belliston Pty Limited	Australia	Series 2011-3 WST Trust[2]	Australia
Challenge Limited	Australia	Series 2012-1 WST Trust[2]	Australia
Challenge Finance Pty Limited	Australia	Sixty Martin Place (Holdings) Pty Limited	Australia
Crusade CP Management Pty Limited	Australia	1925 (Commercial) Pty Limited	Australia
Crusade CP No.1 Pty Limited[8]	Australia	1925 (Industrial) Pty Limited	Australia
Crusade CP Trust No. 41	Australia	Athena Finance Pty Limited	Australia
Crusade CP Trust No. 44	Australia	Halcyon Securities Limited	Australia
Crusade CP Trust No. 48	Australia	Infrastructure Australia (No.3) Limited	Australia
Crusade CP Trust No. 49	Australia	Infrastructure Australia (No.4) Limited	Australia
Crusade CP Trust No. 50	Australia	Packaging Properties 1 Pty Limited	Australia
Crusade CP Trust No. 52	Australia	Packaging Properties 2 Pty Limited	Australia
Crusade CP Trust No. 53	Australia	Packaging Properties 3 Pty Limited	Australia
Crusade CP Trust No. 54	Australia	Pashley Investments Pty Limited	Australia
Crusade CP Trust No. 55	Australia	Westpac Investment Vehicle No.3 Pty Limited	Australia
Crusade CP Trust No. 56	Australia	Sallmoor Pty Limited	Australia
Crusade CP Trust No. 57	Australia	Teuton Pty Limited	Australia
Crusade CP Trust No. 58	Australia	Westpac Administration Pty Limited	Australia
Crusade CP Trust No. 60	Australia	Westpac Asian Lending Pty Limited	Australia
Crusade Management Limited	Australia	Westpac Debt Securities Pty Limited	Australia
Crusade ABS Series 2008-2	Australia	Westpac Direct Equity Investments Pty Limited	Australia
Crusade Euro Trust 1 E of 2004	Australia	Westpac Equipment Finance Limited	Australia
Crusade Euro Trust 1 E of 2006	Australia	Westpac Equipment Finance (No.1) Pty Limited	Australia
Crusade Euro Trust 1 E of 2007	Australia	Westpac Group Investments Australia Pty Limited	Australia
Crusade Global Trust 1 of 2004	Australia	W1 Investments Pty Limited	Australia
Crusade Global Trust 2 of 2004	Australia	Westpac Investment Vehicle Pty limited	Australia
Crusade Global Trust 1 of 2005	Australia	Westpac Funds Financing Holdco Pty Limited	Australia
Crusade Global Trust 2 of 2005	Australia	Westpac Funds Financing Pty Limited	Australia
Crusade Global Trust 1 of 2006	Australia	Westpac Investment Vehicle No.2 Pty Limited	Australia
Crusade Global Trust 2 of 2006	Australia	Westpac Cook Cove Trust I	Australia
Crusade Global Trust 1 of 2007	Australia	Westpac Cook Cove Trust II	Australia
Crusade Trust 1A of 2005	Australia	Westpac Pacific Limited Partnership	Australia
Crusade Trust 2P of 2008	Australia	Westpac Syndications Management Pty Limited	Australia
Danaby Pty Limited	Australia	St.George Business Finance Pty Limited	Australia
FAI No. 2 Trust	Australia	St.George Equity Finance Limited	Australia
Gemini Trust	Australia	St.George Finance Holdings Limited	Australia
Hastings Management Pty Limited	Australia	St.George Finance Limited	Australia
Hastings Funds Management Limited	Australia	St.George Motor Finance Limited[6]	Australia
Australian Infrastructure Fund International 1 Pty Limited	Australia	St.George Group Holdings Pty Limited	Australia
Hastings Forestry Investments Limited	New Zealand	St.George Insurance Australia Pty Limited	Australia

276	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 38. GROUP ENTITIES (CONTINUED)

Name	Country of Incorporation	Name	Country of Incorporation
St.George Life Limited	Australia	Westpac RE Limited	Australia
St.George Procurement Management Pty Limited	Australia	Westpac Securities Administration Limited	Australia
St.George Security Holdings Pty Limited	Australia	Westpac General Insurance Services Limited	Australia
Sydney Capital Corp Inc[8]	USA	BT Long Term Income Fund	Australia
Tasman LLC	USA	Westpac Equity Pty Limited	Australia
Tavarua Funding Trust IV	USA	Westpac General Insurance Limited	Australia
The Mortgage Company Pty Limited	Australia	Westpac Lenders Mortgage Insurance Limited	Australia
Value Nominees Pty Limited	Australia	Westpac Private Equity Pty Limited	Australia
Waratah Receivables Corp Pty Limited[8]	Australia	Westpac Securities Limited	Australia
Waratah Securities Australia Limited[8]	Australia	Net Nominees Limited	Australia
Westpac Altitude Rewards Trust	Australia	Westpac Securitisation Management Pty Limited	Australia
Westpac Bank of Tonga	Tonga	Westpac Europe Limited	UK
Westpac Bank Samoa Limited[6]	Samoa	Westpac Financial Holdings Pty Limited	Australia
Westpac Bank-PNG-Limited[6]	Papua New Guinea	BT Securities Limited	Australia
Westpac Capital Corporation	USA	BT (Queensland) Pty Limited	Australia
Westpac Capital Holdings Inc.	USA	Westpac Funding Holdings Pty Limited	Australia
Westpac Capital Trust III	USA	Tavarua Funding Trust III	USA
Westpac Capital Trust IV	USA	Westpac Investments U.K. Limited	UK
Westpac Covered Bond Trust[2]	Australia	Codrington S.a.r.l.	Luxembourg
Westpac Delta LLC	USA	Westpac Leasing Nominees-Vic.-Pty Limited	Australia
Westpac Equity Holdings Pty Limited	Australia	Westpac Overseas Holdings No. 2 Pty Limited	Australia
Altitude Administration Pty Limited	Australia	Westpac New Zealand Group Limited	New Zealand
Altitude Rewards Pty Limited	Australia	Westpac New Zealand Limited	New Zealand
Hastings Group Pty Limited	Australia	Westpac NZ Operations Limited	New Zealand
Qvalent Pty Limited	Australia	Aotearoa Financial Services Limited	New Zealand
RAMS Financial Group Pty Limited	Australia	Number 120 Limited	New Zealand
Westpac Financial Consultants Limited	Australia	The Home Mortgage Company Limited	New Zealand
Westpac Financial Services Group Limited	Australia	The Warehouse Financial Services Limited[6]	New Zealand
Advance Asset Management Limited[3]	Australia	Westpac (NZ) Investments Limited	New Zealand
BT Financial Group (NZ) Limited	New Zealand	Westpac Securities NZ Limited	New Zealand
BT Funds Management (NZ) Limited	New Zealand	Westpac NZ Leasing Limited	New Zealand
BT Financial Group Pty Limited	Australia	Westpac NZ Securitisation Holdings Limited[6]	New Zealand
BT Australia Pty Limited	Australia	Westpac NZ Securitisation Limited	New Zealand
BT Funds Management Limited	Australia	Westpac NZ Covered Bond Holdings Limited[6]	New Zealand
Oniston Pty Limited	Australia	Westpac NZ Covered Bond Limited	New Zealand
BT Life Limited	Australia	Westpac Term PIE Fund[8]	New Zealand
BT Portfolio Services Limited	Australia	Westpac Overseas Holdings Pty Limited	Australia
Magnitude Group Pty Limited	Australia	A.G.C. (Pacific) Limited	Papua New Guinea
BT Funds Management No.2 Limited	Australia	Westpac Americas Inc.	USA
BT Private Nominees Pty Limited[3,5]	Australia	Westpac Investment Capital Corporation	USA
BT Investment Management Limited[6]	Australia	Westpac USA Inc.	USA
BT Investment Management (RE) Limited	Australia	Southern Cross Inc.	USA
BT IM UK Limited[2]	UK	Westpac Finance (HK) Limited	Hong Kong
J O Hambro Capital Management Holdings Limited[2]	UK	WFAL No.1 Loan Trust	Hong Kong
J O Hambro Capital Management Limited[2]	UK	Westpac Group Investment-NZ-Limited	New Zealand
JOHCM (Singapore) Pte Limited[2]	Singapore	Westpac Holdings-NZ-Limited	New Zealand
JOHCM (USA) General Partner Inc[2]	USA	Westpac Capital-NZ-Limited	New Zealand
JOHCMG Share Trustee Limited[2]	UK	Westpac Equity Investments NZ Limited	New Zealand
Westpac Custodian Nominees Limited	Australia	Westpac Securities Inc.	USA
Westpac Financial Services Group-NZ-Limited	New Zealand	Westpac Singapore Limited	Singapore
Westpac Life-NZ-Limited	New Zealand	Westpac Capital Markets Holding Corp[2]	USA
Westpac Nominees-NZ-Limited	New Zealand	Westpac Capital Markets LLC[2]	USA
HLT Custodian Trust	New Zealand	Westpac Properties Limited	Australia
MIF Custodian Trust	New Zealand	Westpac Securitisation Holdings Pty Limited	Australia
Westpac Superannuation Nominees-NZ-Limited	New Zealand	Westpac Structured Products Limited	Australia
Westpac Financial Services Limited	Australia	Westpac TPS Trust	Australia
Westpac Life Insurance Services Limited	Australia	Westpac Unit Trust	Australia

2012 WESTPAC GROUP ANNUAL REPORT	277

NOTE 38. GROUP ENTITIES (CONTINUED)

Notes

[1]

Controlled entities shown in bold type are owned directly by Westpac Banking Corporation (WBC). Overseas companies predominantly carry on business in the country of incorporation. For unincorporated entities, ‘Country of Incorporation’ refers to the country where business is carried on. The financial years of all controlled entities are the same as that of Westpac unless otherwise stated. From time to time the Group consolidates a small number of unit trusts where ownership exceeds 50%. Ownership of these entities is part of the ongoing investment activities of the life insurance and wealth businesses and are not separately disclosed.

[2]	The following controlled entities were incorporated, formed or acquired during the period 1 October 2011 to 30 September 2012:
	▪	BTIM UK Limited	Acquired	26 October 2011
	▪	J O H C M GmbH	Acquired	26 October 2011
	▪	J O Hambro Capital Limited	Acquired	26 October 2011
	▪	J O Hambro Capital Management Holdings Limited	Acquired	26 October 2011
	▪	J O Hambro Capital Management Limited	Acquired	26 October 2011
	▪	J O Hambro Unit Trust Managers Limited	Acquired	26 October 2011
	▪	JOHCM (Singapore) Pte Limited	Acquired	26 October 2011
	▪	JOHCM (USA) General Partner Inc	Acquired	26 October 2011
	▪	JOHCMG Share Trustee Limited	Acquired	26 October 2011
	▪	Series 2011-3 WST Trust	Created	10 October 2011
	▪	Series 2012-1 WST Trust	Created	16 May 2012
	▪	Silver Metis Investment Management Limited	Acquired	26 October 2011
	▪	Westpac Capital Markets Holding Corp.	Created	7 June 2012
	▪	Westpac Capital Markets LLC	Created	7 June 2012
	▪	Westpac Covered Bond Trust	Created	26 October 2011
[3]	The following controlled entities changed their ownership during the period 1 October 2011 to 30 September 2012:
	▪	Advance Asset Management Limited		30 September 2012
	▪	BT Private Nominees Pty Limited		22 December 2011
	▪	Hastings Investment Management Pty Limited		23 May 2012
[4]	The following controlled entities ceased to be controlled or were disposed of during the period 1 October 2011 to 30 September 2012:
	▪	Autodirect Pty Limited	Deregistered	23 November 2011
	▪	J O Hambro Capital Limited	Dissolved	19 June 2012
	▪	J O Hambro Unit Trust Managers Limited	Dissolved	19 June 2012
	▪	J O H C M GmbH	Dissolved	3 September 2012
	▪	Silver Metis Investment Management Limited	Dissolved	11 September 2012
	▪	St.George New Zealand Limited	Struck off	20 July 2012
	▪	Tasman Pacific Investments Pty Limited	Deregistered	1 January 2012
	▪	TBNZ Investments (UK) Limited	Deregistered	27 December 2011
	▪	Westpac Matching Gifts Limited	Ceased control	1 October 2011
[5]	The following controlled entities changed their name during the period 1 October 2011 to 30 September 2012:
	▪	BT Investment Management No.2 Limited to BT Private Nominees Pty Limited		22 December 2011
	▪	Hasting Private Equity Fund IIB Pty Limited to Hastings Investment Management Pty Limited		24 May 2012
[6]	All entities listed in this note are wholly owned controlled entities except the following:

Percentage Owned
			2012	2011
	BT Investment Management Limited		64.5%	64.5%
	St.George Motor Finance Limited		75.0%	75.0%
	The Warehouse Financial Services Limited		51.0%	51.0%
	Westpac Bank-PNG-Limited		89.9%	89.9%
	Westpac Bank Samoa Limited		93.5%	93.5%
	Westpac NZ Covered Bond Holdings Limited[7]		19.0%	19.0%
	Westpac NZ Securitisation Holdings Limited[7]		19.0%	19.0%

[7]

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

[8]

The Group has funding agreements in place with these entities and is deemed to have exposure to the associated risks and rewards. These entities are therefore deemed to be controlled without ownership.

278	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 39. OTHER GROUP INVESTMENTS

The Group had a significant non-controlling shareholding in the following entities as at 30 September 2012:

	Country Where	Beneficial
	Business is	Interest
	Carried On	%	Nature of Business
Above The Index Asset Management Pty Limited	Australia	33.3	Funds management
Alleron Investment Management Limited	Australia	39.7	Funds management
Angusknight Pty Limited	Australia	50.0	Employment and training
Arkx Investment Management Pty Limited	Australia	28.0	Funds management
Athos Capital Limited	Hong Kong	35.0	Funds management
Boyd Cook Cove Unit Trust	Australia	50.0	Investment fund
Canning Park Capital Pte Limited	Singapore	30.0	Funds management
Cardlink Services Limited	Australia	25.0	Card clearing system
Cards NZ Limited	New Zealand	18.8	Credit card provider
Cash Services Australia Pty Limited	Australia	25.0	Cash logistics
Continuum Capital Management Limited	Australia	45.0	Funds management
Cook Cove Investment Pty Limited	Australia	50.0	Investment company
Cook Cove Investment Trust	Australia	50.0	Investment fund
Cook Cove Pty Limited and its controlled entities	Australia	50.0	Investment company
H3 Global Advisors Pty Limited	Australia	43.9	Funds management
Helix Partners Limited	Australia	46.0	Funds management
Paymark Limited	New Zealand	25.0	Electronic payments processing
Regal Funds Management Asia Limited	Singapore	30.0	Funds management
Regal Funds Management Pty Limited	Australia	30.0	Funds management
Rhodes Contracting Pty Limited	Australia	25.5	Services to mining
St Hilliers Enhanced Property Fund No.2	Australia	15.0	Property fund
Sydney Harbour Bridge Holdings Pty Limited	Australia	49.0	Intellectual property
Vipro Pty Limited	Australia	33.3	Voucher processing
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0	Corporate trustee
Westpac Essential Services Trust I and II and their controlled and non-controlled entities	Australia	36.8	Asset management
Westpac Staff Superannuation Plan Pty Limited	Australia	50.0	Corporate trustee

The total carrying amount of the Group’s significant non-controlling shareholding was $208 million (2011: $206 million).

In terms of the contribution to the results of the Group, the above investments are not material either individually or in aggregate.

2012 WESTPAC GROUP ANNUAL REPORT	279

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

Subsidiaries

Transactions between Westpac and its subsidiaries during 2012 have included the provision of a wide range of banking and other financial facilities, some of which have been on commercial terms and conditions; others have been on terms and conditions which represented a concession to the subsidiaries. Details of amounts paid to or received from related parties, in the form of dividends or interest, are set out in Note 2 and Note 3.

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

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES

Directors of Westpac during the year ended 30 September 2012 were:

Name	Position
Lindsay Maxsted	Chairman
Ted Evans[1]	Former Chairman
Gail Kelly	Managing Director & Chief Executive Officer
John Curtis	Deputy Chairman
Elizabeth Bryan	Director
Gordon Cairns	Director
Robert Elstone[2]	Director
Peter Hawkins	Director
Carolyn Hewson[3]	Director
Ann Pickard[4]	Director
Graham Reaney[5]	Director
Peter Wilson	Director

1          Retired 14 December 2011.

2          Appointed 1 February 2012.

3          Retired 30 June 2012.

4          Appointed 1 December 2011.

5          Retired 14 December 2011.

280	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

Other key management personnel with the greatest authority for strategic direction and management during the year ended 30 September 2012 were:

Name	Position
Senior Executives
John Arthur[1]	Chief Operating Officer
Peter Clare[2]	Chief Executive Officer, Westpac New Zealand Limited
Philip Coffey	Chief Financial Officer
Brad Cooper	Group Executive Officer, BT Financial Group (Australia)
George Frazis[3]	Chief Executive Officer, St.George Banking Group
Peter Hanlon[4]	Chief Executive, Australian Financial Services
Brian Hartzer	Chief Executive, Australian Financial Services
Christine Parker	Group Executive, Human Resources & Corporate Affairs
Greg Targett	Chief Risk Officer
Rob Whitfield	Group Executive, Westpac Institutional Bank
Jason Yetton	Group Executive, Westpac Retail & Business Banking
Former Senior Executives
Rob Chapman	Chief Executive, St.George Banking Group
Rob Coombe	Group Executive, Westpac Retail & Business Banking

1           John Arthur was the Group Executive Counsel & Secretariat prior to his appointment to the new role of Chief Operating Officer on 24 November 2011.

2           Peter Clare was the Group Executive, Product and Operations until his appointment as the Chief Operating Officer, Australian Financial Services on 24 November 2011. He was subsequently appointed to the role of Chief Executive Officer Westpac New Zealand Limited on 1 April 2012.

3           George Frazis was the CEO of Westpac New Zealand Limited prior to his appointment to the role of Chief Executive Officer St.George Banking Group on 1 April 2012.

4           Peter Hanlon has been disclosed for the full year given his contribution in key roles during the period.

Key management personnel were all employed by Westpac as at 30 September 2012 except for Peter Clare (WNZL).

Total compensation of all key management personnel, including Non-executive Directors, the CEO and other key management personnel:

	Short-term Benefits	Post Employment Benefits	Termination Benefits	Share-based Payments	Total
	$	$	$	$	$
Consolidated
2012	31,613,929	701,351	2,182,500	17,872,746	52,370,526
2011	33,325,654	720,498	-	13,172,492	47,218,644

Parent Entity
2012	29,574,544	689,910	2,182,500	16,714,407	49,161,361
2011	31,103,076	702,174	-	11,873,178	43,678,428

Detailed remuneration disclosures of Non-executive Directors, CEO and other key management personnel are included in the Remuneration report.

2012 WESTPAC GROUP ANNUAL REPORT	281

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

Options and share rights holdings

The following table sets out details of performance options, performance share rights and share rights held by the CEO and other key management personnel (including their related parties) for the year ended 30 September 2012:

	Type of Equity-Based Instrument	Number Held at Start of Year	Number Granted During the Year as Remuneration	Number Exercised During the Year	Number Lapsed During the Year	Number Held at End of Year	Number Vested and Exercisable at End of Year
Senior Executives
Gail Kelly
	Performance option	720,556	-	320,513	-	400,043	364,431
	Performance share right	486,545	272,929	132,445	-	627,029	-
John Arthur
	Performance share right	58,311	40,433	-	-	98,744	-
Peter Clare
	Performance option	81,799	-	-	-	81,799	73,619
	Performance share right	55,769	50,542	-	-	106,311	-
Philip Coffey
	Performance option	676,257	-	127,308	-	548,949	538,469
	Performance share right	75,087	66,715	-	-	141,802	-
Brad Cooper
	Performance option	196,785	-	-	-	196,785	187,583
	Performance share right	80,378	75,813	-	-	156,191	-
George Frazis
	Performance option	260,869	-	260,869	-	-	n/a
	Performance share right	62,573	55,596	-	-	118,169	-
	Unhurdled share right	30,698	-	9,995	-	20,703	-
Peter Hanlon
	Performance option	202,391	-	-	-	202,391	194,569
	Performance share right	55,769	50,542	-	-	106,311	-
Brian Hartzer[1]		n/a
Christine Parker[2]
	Performance option	n/a	-	-	-	25,036	23,816
	Performance share right	n/a	11,927	-	-	22,813	-
	Unhurdled share right	n/a	-	-	-	2,838	2,838
Greg Targett
	Performance share right	72,719	60,650	4,822	-	128,547	-
Rob Whitfield
	Performance option	559,597	-	-	-	559,597	553,462
	Performance share right	141,672	60,650	-	-	202,322	66,585
Jason Yetton[2]
	Performance option	n/a	-	-	-	196,989	193,717
	Performance share right	n/a	17,689	-	-	87,192	49,480
Former Senior Executives[2]
Rob Chapman
	Performance share right	29,039	42,960	-	-	n/a	n/a
Rob Coombe
	Performance option	362,240	-	-	-	n/a	n/a
	Performance share right	96,909	-	-	-	n/a	n/a

1      Brian Hartzer received an allocation of restricted shares on commencement of employment. He has not yet been awarded any options or share rights.

2      This information relates to the period that these individuals were key management personnel during the year.

282	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

The following table sets out details of performance options, performance share rights and share rights held by the CEO and other key management personnel (including their related parties) for the year ended 30 September 2011:

	Type of Equity-Based Instrument	Number Held at Start of Year	Number Granted During the Year as Remuneration	Number Exercised During the Year	Number Lapsed During the Year	Number Held at End of Year	Number Vested and Exercisable at End of Year

Gail Kelly
	Performance option	720,556	-	-	-	720,556	255,102
	Performance share right	368,023	176,125	57,603	-	486,545	-

John Arthur
	Performance share right	19,173	39,138	-	-	58,311	-

Rob Chapman
	Performance share right	19,138	12,263	-	2,362	29,039	5,512

Peter Clare
	Performance option	81,799	-	-	-	81,799	-
	Performance share right	25,763	30,006	-	-	55,769	-

Philip Coffey
	Performance option	676,257	-	-	-	676,257	571,452
	Performance share right	35,949	39,138	-	-	75,087	-

Rob Coombe
	Performance option	362,240	-	-	-	362,240	252,016
	Performance share right	60,380	36,529	-	-	96,909	26,827

Brad Cooper
	Performance option	196,785	-	-	-	196,785	104,761
	Performance share right	31,455	48,923	-	-	80,378	-
	Share right	22,045	-	22,045	-	-	-

George Frazis
	Performance option	260,869	-	-	-	260,869	-
	Performance share right	29,958	32,615	-	-	62,573	-
	Share right	92,018	20,703	82,023	-	30,698	-

Peter Hanlon
	Performance option	202,391	-	-	-	202,391	124,171
	Performance share right	25,763	30,006	-	-	55,769	-

Bob McKinnon
	Cash settled share right	67,500	-	-	-	67,500	-

Greg Targett
	Performance share right	35,648	39,138	-	2,067	72,719	4,822

Rob Whitfield
	Performance option	559,597	-	-	-	559,597	498,248
	Performance share right	102,534	39,138	-	-	141,672	66,585

2012 WESTPAC GROUP ANNUAL REPORT	283

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

Shareholdings

The following table sets out details of relevant interests in Westpac ordinary shares held by the Non-executive Directors (including their related parties) during the year ended 30 September 20121.

	Number Held at Start of Year	Other Changes During the Year	Number Held at End of Year
Current Directors
Lindsay Maxsted
2012	15,360	679	16,039
2011	10,310	5,050	15,360

John Curtis
2012	80,787	(39,834)	40,953
2011	80,787	-	80,787

Elizabeth Bryan
2012	21,954	1,783	23,737
2011	20,510	1,444	21,954

Gordon Cairns
2012	17,038	-	17,038
2011	17,038	-	17,038

Robert Elstone[2]
2012	n/a	-	10,000

Peter Hawkins
2012	15,218	-	15,218
2011	15,218	-	15,218

Ann Pickard[2]
2012	n/a	9,800	9,800

Peter Wilson
2012	16,087	511	16,598
2011	14,343	1,744	16,087

Former Directors[2]
Ted Evans
2012	24,408	-	n/a
2011	19,673	4,735	24,408

Carolyn Hewson
2012	16,348	-	n/a
2011	16,348	-	16,348

Graham Reaney
2012	75,361	-	n/a
2011	75,361	-	75,361

1      None of these shares include non-beneficially held shares.

2      This information relates to the period that these individuals were key management personnel during the year.

284	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

The following table sets out details of Westpac ordinary shares held by the CEO and other key management personnel (including their related parties) for the year ended 30 September 2012:

	Total Number Held at Start of Year	RSP Shares Granted as Compensation	Number Received on Exercise of Equity Instruments	Other Changes During the Year	RSP Shares Held at End of Year	Total Number Held at End of Year[1]
Senior Executives
Gail Kelly
2012	1,459,214	77,799	452,958	(150,000)	118,850	1,839,971
2011	1,319,509	82,102	57,603	-	119,415	1,459,214

John Arthur
2012	65,627	25,933	-	6,300	40,051	97,860
2011	47,937	14,118	-	3,572	22,007	65,627

Peter Clare
2012	40,986	32,416	-	(23,067)	50,335	50,335
2011	23,067	17,919	-	-	40,962	40,986

Philip Coffey
2012	295,581	44,204	127,308	(165,620)	123,918	301,473
2011	320,377	26,064	-	(50,860)	103,701	295,581

Brad Cooper
2012	133,478	43,222	-	(30,325)	64,942	146,375
2011	89,713	21,720	22,045	-	36,112	133,478

George Frazis
2012	140,200	39,292	270,864	(410,864)	39,292	39,492
2011	58,177	-	82,023	-	-	140,200

Peter Hanlon
2012	88,893	34,774	-	14	81,509	123,681
2011	70,962	17,919	-	12	60,594	88,893

Brian Hartzer[2]
2012	n/a	331,906	-	-	279,600	331,906

Christine Parker
2012	8,932	17,015	-	-	22,607	25,947

Greg Targett
2012	119,102	27,111	4,822	-	46,085	151,035
2011	100,128	18,974	-	-	25,178	119,102

Rob Whitfield
2012	275,734	36,149	-	-	142,097	311,883
2011	253,145	22,589	-	-	125,734	275,734

Jason Yetton[2]
2012	n/a	21,990	-	5,997	60,466	90,955

Former Senior Executives
Rob Chapman[2]
2012	147,206	24,047	-	(98,317)	-	n/a
2011	n/a	10,860	-	35	18,877	147,206

Rob Coombe[2]
2012	140,571	-	-	-	-	n/a
2011	118,851	21,720	-	-	77,530	140,571

Bob McKinnon
2011	12,834	16,290	-	-	29,083	29,124

1      The highest number of shares held by an individual in the above tables is 0.06% of total Westpac ordinary shares outstanding at 30 September 2012.

2      This information relates to the period that these individuals were key management personnel during the year.

2012 WESTPAC GROUP ANNUAL REPORT	285

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

The following table sets out the details of the performance options, performance share rights and unhurdled share rights held at 30 September 2012 by the CEO and other key management personnel (including their related parties):

	Latest Date	Number of	Number of	Exercise Price
	for Exercise	Share Rights	Options	of Options
Gail Kelly	1 Feb 2018	-	364,431	$25.89
	1 Dec 2018	11,973	35,612	$16.80
	21 Dec 2019	166,002	-	n/a
	1 Oct 2020	176,125	-	n/a
	1 Oct 2021	272,929	-	n/a

John Arthur	1 Oct 2019	19,173	-	n/a
	1 Oct 2020	39,138	-	n/a
	1 Oct 2021	40,433	-	n/a

Peter Clare	1 Oct 2018	-	81,799	$23.40
	1 Oct 2019	25,763	-	n/a
	1 Oct 2020	30,006	-	n/a
	1 Oct 2021	50,542	-	n/a

Philip Coffey	20 Jan 2015	-	179,791	$18.98
	15 Dec 2016	-	149,567	$23.98
	17 Dec 2017	-	114,786	$30.10
	1 Oct 2018	-	104,805	$23.40
	1 Oct 2019	35,949	-	n/a
	1 Oct 2020	39,138	-	n/a
	1 Oct 2021	66,715	-	n/a

Brad Cooper	17 Dec 2017	-	104,761	$30.10
	1 Oct 2018	-	92,024	$23.40
	1 Oct 2019	31,455	-	n/a
	1 Oct 2020	48,923	-	n/a
	1 Oct 2021	75,813	-	n/a

George Frazis	1 Oct 2019	29,958	-	n/a
	1 Oct 2020	53,318	-	n/a
	1 Oct 2021	55,596	-	n/a

Peter Hanlon	15 Dec 2016	-	55,249	$23.98
	17 Dec 2017	-	68,922	$30.10
	1 Oct 2018	-	78,220	$23.40
	1 Oct 2019	25,763	-	n/a
	1 Oct 2020	30,006	-	n/a
	1 Oct 2021	50,542	-	n/a

Brian Hartzer[1]

Christine Parker	17 Dec 2017	-	12,832	$30.10
	1 Oct 2018	-	12,204	$23.40
	1 Oct 2019	6,223	-	n/a
	1 Oct 2020	7,501	-	n/a
	1 Oct 2021	11,927	-	n/a

Greg Targett	1 Oct 2019	28,759	-	n/a
	1 Oct 2020	39,138	-	n/a
	1 Oct 2021	60,650	-	n/a

1      Brian Hartzer received an allocation of restricted shares on commencement of employment. He has not yet been awarded any options or share rights.

286	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

	Latest Date	Number of	Number of	Exercise Price
	for Exercise	Share Rights	Options	of Options
Rob Whitfield	21 Jan 2014	22,537	81,319	$16.34
	20 Jan 2015	19,162	74,913	$18.98
	20 Dec 2015	-	125,436	$20.53
	15 Dec 2016	24,886	122,596	$23.98
	17 Dec 2017	-	93,984	$30.10
	1 Oct 2018	-	61,349	$23.40
	1 Oct 2019	35,949	-	n/a
	1 Oct 2020	39,138	-	n/a
	1 Oct 2021	60,650	-	n/a

Jason Yetton	20 Jan 2013	6,723	-	n/a
	21 Jan 2014	15,277	-	n/a
	20 Jan 2015	7,664	29,965	$18.98
	20 Dec 2015	9,862	50,174	$20.53
	15 Dec 2016	9,954	46,538	$23.98
	17 Dec 2017	-	37,593	$30.10
	1 Oct 2018	-	32,719	$23.40
	1 Oct 2019	9,586	-	n/a
	1 Oct 2020	10,437	-	n/a
	1 Oct 2021	17,689	-	n/a

2012 WESTPAC GROUP ANNUAL REPORT	287

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

2012

Details of loans to Directors and other key management personnel (including their related parties) of the Group are:

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Number in Group at End of Year
Directors	6,319,623	395,694	-	6,465,643	3
Other key management personnel[1]	12,171,250	646,721	-	10,599,642	8
	18,490,873	1,042,415	-	17,065,285	11

1      The balance as at 30 September 2011 previously included $1,042,069 in respect of Bob McKinnon.

Individuals (including their related parties) with loans above $100,000 during the 30 September 2012 financial year were:

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Highest Indebtedness During the Year $
Directors
Lindsay Maxsted	820,800	61,950	-	1,205,000	1,285,000
Gordon Cairns	1,475,386	94,062	-	1,475,386	1,475,386
John Curtis	3,540,435	232,254	-	3,785,257	3,907,454
Graham Reaney[1]	391,700	7,305	-	-	392,300

Other key management personnel
Robert Chapman[1]	7,453,760	200,097	-	-	10,909,659
Peter Clare	-	12,119	-	1,071,166	1,890,006
Philip Coffey	250,000	15,935	-	250,000	250,000
Brad Cooper	3,635,836	274,834	-	4,949,857	5,300,122
George Frazis	1,056	8,159	-	366,106	397,787
Peter Hanlon	683,721	56,845	-	1,264,377	1,264,377
Brian Hartzer[1]	-	7,323	-	396,915	402,505
Christine Parker[1,2]	-	15,138	-	502,221	956,147
Greg Targett	148,376	1,503	-	-	148,376
Jason Yetton[1]	-	52,441	-	1,799,000	1,807,361

1      This information relates to the period that these individuals were key management personnel during the year.

2      Christine Parker’s loan balance at 1 October 2011 was $878,947.

288	2012 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

2011

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

1      The balance as at 30 September 2010 previously included $8,004,338 in respect of Greg Bartlett.

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

1     This information relates to the period that these individuals were key management personnel during the year. The loan balance at 30 September 2010 was $4,061,922.

2012 WESTPAC GROUP ANNUAL REPORT	289

NOTE 42. NOTES TO THE CASH FLOW STATEMENTS
Cash and balances with central banks

	Consolidated			Parent Entity
	2012	2011	2010	2012	2011
	$m	$m	$m	$m	$m
Cash on hand	11,138	14,814	3,276	10,816	14,225
Balance with central banks	1,385	1,444	1,188	177	525
Total cash and balances with central banks	12,523	16,258	4,464	10,993	14,750

Cash and cash equivalents

Reconciliation of net cash (used in)/provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation is set out below:

	Consolidated			Parent Entity
	2012	2011	2010	2012	2011
	$m	$m	$m	$m	$m
Reconciliation of net cash provided/(used in) by operating activities to net profit
Net profit	6,036	7,059	6,412	4,952	6,213
Adjustments:
Depreciation, amortisation and impairment	850	721	720	747	643
Increase/(decrease) in sundry provisions and other non-cash items	(179)	(283)	(756)	801	(204)
Impairment charges on loans	1,316	1,053	1,506	1,088	823
(Increase)/decrease in trading and fair value assets	4,271	(8,117)	1,819	3,112	(8,996)
Increase/(decrease) in trading and fair value liabilities	155	4,932	(5,936)	158	4,933
(Increase)/decrease in derivative financial instruments	5,013	(16,960)	(2,418)	4,989	(16,732)
(Increase)/decrease in accrued interest receivable	134	(194)	(357)	189	(248)
Increase/(decrease) in accrued interest payable	54	236	1,455	35	238
(Decrease)/increase in current and deferred tax	834	(461)	(1,977)	235	(908)
Net cash (used in)/provided by operating activities	18,484	(12,014)	468	16,306	(14,238)
Details of assets and liabilities of controlled entities and businesses acquired
Total assets (financial and tangible) excluding cash	73	-	-	-	-
Identifiable intangible assets	120	-	-	-	-
Total liabilities	(70)	-	-	-	-
Fair value of identifiable net assets acquired	123	-	-	-	-
Goodwill	214	-	-	-	-
Total	337	-	-	-	-
Consideration paid
Debt and equity instruments issued	45	-	-	-	-
Cash paid	292	-	-	-	-
Total consideration transferred	337	-	-	-	-
Cash paid	292	-	-	-	-
Less cash acquired	(22)	-	-	-	-
Cash paid (net of cash acquired)	270	-	-	-	-

Business acquired

On 1 October 2011 BT Investment Management Limited (an entity controlled by Westpac) acquired 100% of the share capital of J O Hambro Capital Management Limited, a company incorporated in the United Kingdom.

The results for the year ended 30 September 2012 includes the financial impact of full ownership from 1 October 2011.

Equity transactions

Refer to Note 24 for details of the shares issued during the year.

NOTE 43. SUBSEQUENT EVENTS

No matter or circumstance has arisen since the year ended 30 September 2012 which is not otherwise dealt with in this report, that has significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods.

290	2012 WESTPAC GROUP ANNUAL REPORT

STATUTORY STATEMENTS

DIRECTORS’ DECLARATION

In the Directors’ opinion:

a.             the financial statements and notes set out in ‘Section 3 – Financial report for the year ended 30 September 2012’ are in accordance with the Corporations Act 2001, including:

(i)           complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)        giving a true and fair view of Westpac Banking Corporation and the Group’s financial position as at 30 September 2012 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

b.             there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

Note 1(a) confirms that the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declaration by the Chief Executive Officer and the Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

Lindsay Maxsted Chairman	Gail Kelly Managing Director & Chief Executive Officer
Sydney 5 November 2012

2012 WESTPAC GROUP ANNUAL REPORT	291

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

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac’s internal control over financial reporting as of 30 September 2012 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that Westpac’s internal control over financial reporting as of 30 September 2012 was effective.

The effectiveness of Westpac’s internal control over financial reporting as of 30 September 2012 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

292	2012 WESTPAC GROUP ANNUAL REPORT

STATUTORY STATEMENTS

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF WESTPAC BANKING CORPORATION

Report on the financial report

We have audited the accompanying financial report of Westpac Banking Corporation (the Corporation), which comprises the balance sheets as at 30 September 2012, and the income statements, the statements of comprehensive income, the statements of changes in equity and cash flow statements for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both the Corporation and the Westpac Banking Corporation Group (the Consolidated Entity). The Consolidated Entity comprises the Corporation and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the Corporation are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial report complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

(i) giving a true and fair view of the Corporation’s and the Consolidated Entity’s financial position as at 30 September 2012 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards—including the Australian Accounting Interpretations and the Corporations Regulations 2001; and

b.	the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

2012 WESTPAC GROUP ANNUAL REPORT	293

Report on the Remuneration Report

We have audited the Remuneration Report included in the Directors’ report in Section 1 of this Annual Report for the year ended 30 September 2012. The directors of the Corporation are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion
In our opinion, the Remuneration Report of the Corporation for the year ended 30 September 2012, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Michael Codling
Partner

Anne Loveridge
Partner

Sydney, Australia
5 November 2012

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

294	2012 WESTPAC GROUP ANNUAL REPORT

STATUTORY STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Westpac Banking Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Westpac Banking Corporation (the ‘Corporation’) and its subsidiaries at 30 September 2012 and 30 September 2011, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of 30 September 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading ‘Management’s Report on Internal Control over Financial Reporting’ in the accompanying Annual Report. Our responsibility is to express opinions on these financial statements and on the Corporation’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

2012 WESTPAC GROUP ANNUAL REPORT	295

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
5 November 2012

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

296	2012 WESTPAC GROUP ANNUAL REPORT

04

SHAREHOLDING INFORMATION

ADDITIONAL INFORMATION

INFORMATION FOR SHAREHOLDERS

GLOSSARY OF ABBREVIATIONS AND DEFINED TERMS

CONTACT US

SHAREHOLDING INFORMATION

WESTPAC ORDINARY SHARES

Top 20 ordinary shareholders as at 3 October 2012

	Number of Fully Paid Ordinary Shares	% Held
HSBC Custody Nominees (Australia) Limited	513,847,518	16.68
JP Morgan Nominees Australia Limited	402,127,084	13.06
National Nominees Limited	308,808,079	10.03
Citicorp Nominees Pty Limited	132,903,000	4.31
Cogent Nominees Pty Limited	82,008,771	2.66
RBC Global Services Australia Nominees Pty Limited	44,441,656	1.44
AMP Life Limited	28,577,859	0.93
Australian Foundation Investment Company Limited	18,306,032	0.59
UBS Private Clients Australia Nominees Pty Limited	15,971,362	0.52
Bond Street Custodians Limited	11,524,996	0.37
Milton Corporation Limited	10,419,617	0.34
Argo Investments Limited	9,351,594	0.30
Perpetual Trustee Company Limited	7,934,853	0.26
UBS Nominees Pty Limited	6,556,519	0.21
Navigator Australia Limited	6,424,459	0.21
Bainpro Nominees Pty Limited	6,374,113	0.21
Invia Custodian Pty Limited	6,280,394	0.20
Queensland Investment Corporation	6,157,478	0.20
Questor Financial Services Limited	4,602,691	0.15
Nulis Nominees (Australia) Limited	4,481,474	0.15
Total of Top 20 registered shareholders	1,627,099,549	52.82

As at 3 October 2012 there were 563,072 holders of our ordinary shares compared to 572,106 in 2011 and 561,023 in 2010. Ordinary shareholders with a registered address in Australia held approximately 98% of our fully paid share capital at 3 October 2012 (approximately 98% in 2011 and 98% in 2010).

Substantial shareholders as at 3 October 2012

As at 3 October 2012 there were no shareholders who had a ‘substantial holding’ of our shares within the meaning of the Corporations Act. A person has a substantial holding of our shares if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The above table of the Top 20 ordinary shareholders includes shareholders that may hold shares for the benefit of third parties.

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

On 17 May 2012, National Australia Bank Limited became a substantial shareholder having relevant interest in 178,904,696 ordinary shares (5.86% of total votes outstanding). They ceased to be a substantial shareholder on 18 May 2012.

Control of registrant

We are not directly or indirectly owned or controlled by any other corporation(s) or by any foreign government. Refer to the section ‘Exchange controls and other limitations affecting security holders’, which provides information on the Foreign Acquisitions and Takeovers Act 1975, Corporations Act 2001 and Financial Sector (Shareholdings) Act 1998, which impose limits on equity holdings.

At 30 September 2012, our Directors and Executive Officers owned beneficially, directly or indirectly, an aggregate of 3,660,296 (0.12%) of the fully paid ordinary shares outstanding.

298	2012 WESTPAC GROUP ANNUAL REPORT

SHAREHOLDING INFORMATION

Analysis by range of holdings of ordinary shares as at 3 October 2012

			Number of Holders		Number of		Number of Holders
			of Fully Paid		Fully Paid		of Share Options
Number of Shares			Ordinary Shares	%	Ordinary Shares	%	and Rights
1	–	1,000	308,833	54.85	128,774,367	4.18	65
1,001	–	5,000	196,156	34.84	449,480,761	14.59	188
5,001	–	10,000	34,595	6.14	243,246,066	7.90	56
10,001	–	100,000	22,832	4.05	484,055,044	15.72	89
100,001 and over			656	0.12	1,774,636,656	57.61	27
Totals			563,072	100.00	3,080,192,894	100.00	425

There were 10,421 shareholders holding less than a marketable parcel ($500) based on a market price of $25.16 at the close of trading on 3 October 2012.

Voting rights of ordinary shares

Holders of our fully paid ordinary shares have, at general meetings (including special general meetings), one vote on a show of hands and, upon a poll, one vote for each fully paid ordinary share held by them.

WESTPAC STAPLED PREFERRED SECURITIES (WESTPAC SPS)

Top 20 holders of Westpac SPS as at 3 October 2012

	Number of Westpac SPS	% Held
BT Portfolio Services Limited	363,662	3.51
HSBC Custody Nominees Australia Limited	302,011	2.92
UBS Wealth Management Australia Nominees Limited	294,542	2.84
JP Morgan Nominees Australia Limited	203,024	1.96
Navigator Australia Limited	171,531	1.66
Invia Custodian Pty Limited	166,630	1.61
Bond Street Custodians Limited	132,017	1.27
UBS Nominees Pty Limited	130,609	1.26
Nulis Nominees (Australia) Limited	111,012	1.07
Avanteos Investments Limited	105,073	1.01
Citicorp Nominees Pty Limited	93,473	0.90
Austrust Limited	90,921	0.88
Netwealth Investments Limited	85,374	0.82
JMB Pty Ltd	80,800	0.78
Eastcote Pty Limited	80,000	0.77
Wiser Equity Pty Limited	80,000	0.77
Perpetual Trustee Company Limited	73,181	0.71
Enterprise No 2 Pty Limited	70,000	0.68
Namrog Investments Pty Limited	60,000	0.58
National Nominees Limited	57,262	0.55
Total of Top 20 registered holders	2,751,122	26.55

Analysis by range of holdings of Westpac SPS as at 3 October 2012

			Number of Holders of		Number of
Number of Securities			Westpac SPS	%	Westpac SPS	%
1	–	1,000	13,941	91.88	4,313,209	41.62
1,001	–	5,000	1,076	7.09	2,362,276	22.80
5,001	–	10,000	93	0.61	730,041	7.05
10,001	–	100,000	57	0.38	1,765,038	17.03
100,001 and over			6	0.04	1,192,106	11.50
Totals			15,173	100.00	10,362,670	100.00

There were 3 security holders holding less than a marketable parcel ($500) of Westpac SPS based on a market price of $99.50 at the close of trading on 3 October 2012.

2012 WESTPAC GROUP ANNUAL REPORT	299

WESTPAC STAPLED PREFERRED SECURITIES II (WESTPAC SPS II)

Top 20 holders of Westpac SPS II as at 3 October 2012

	Number of Westpac SPS II	% Held
BT Portfolio Services Limited	348,610	3.84
Namrog Investments Pty Limited	250,000	2.75
Invia Custodian Pty Limited	199,098	2.19
UCA Cash Management Fund Limited	135,101	1.49
UBS Wealth Management Australia Nominees Pty Limited	133,954	1.47
Questor Financial Services Limited	130,800	1.44
Navigator Australia Limited	129,852	1.43
Bond Street Custodians Limited	116,040	1.28
HSBC Custody Nominees (Australia) Limited	112,682	1.24
Avanteos Investments Limited	81,529	0.90
Amelvan Pty Limited	78,898	0.87
Perpetual Trustee Company Limited	76,564	0.84
RBC Dexia Investor Services Australia Nominees Pty Limited	72,493	0.80
Nulis Nominees (Australia) Limited	70,574	0.78
Alsop Pty Limited	60,000	0.66
Dimbulu Pty Limited	51,000	0.56
Domer Mining Co Pty Limited	50,000	0.55
Randazzo C&G Developments Pty Limited	50,000	0.55
JP Morgan Nominees Australia Limited	48,545	0.53
BKI Investment Company Limited	45,000	0.50
Total of Top 20 registered holders	2,240,740	24.67

Analysis by range of holdings of Westpac SPS II as at 3 October 2012

			Number of Holders of		Number of
Number of Securities			Westpac SPS II	%	Westpac SPS II	%
1	–	1,000	12,997	91.68	3,832,416	42.19
1,001	–	5,000	1,033	7.29	2,283,936	25.14
5,001	–	10,000	94	0.66	762,023	8.39
10,001	–	100,000	47	0.33	1,335,855	14.71
100,001 and over			6	0.04	869,048	9.57
Totals			14,177	100.00	9,083,278	100.00

There were 2 security holders holding less than a marketable parcel ($500) of Westpac SPS II based on a market price of $102.01 at the close of trading on 3 October 2012.

300	2012 WESTPAC GROUP ANNUAL REPORT

SHAREHOLDING INFORMATION

WESTPAC CONVERTIBLE PREFERENCE SHARES (WESTPAC CPS)

Top 20 holders of Westpac CPS as at 3 October 2012

	Number of Westpac CPS	% Held
UBS Wealth Management Australia Nomines Limited	634,643	5.34
Navigator Australia Limited	167,102	1.40
UCA Cash Management Fund Limited	150,181	1.26
Questor Financial Services Limited	149,583	1.26
Nulis Nominees (Australia) Limited	139,386	1.17
HSBC Custody Nominees (Australia) Limited	135,169	1.14
BT Portfolio Services Limited	132,245	1.11
JP Morgan Nominees Australia Limited	127,740	1.07
RBC Dexia Investor Services Australia Nominees Pty Limited	105,199	0.88
Namrog Investments Pty Limited	100,000	0.84
M F Custodians Limited	78,445	0.66
Dimbulu Pty Limited	70,000	0.59
Grizzly Holdings Pty Limited	63,300	0.53
Mrs Linda Anne Van Lieshout	60,000	0.50
Eastcote Pty Limited	50,000	0.42
Finot Pty Limited	50,000	0.42
JMB Pty Limited	50,000	0.42
Mr Jason Peterson and Mrs Lisa Peterson	50,000	0.42
Randazzo C&G Developments Pty Limited	50,000	0.42
Bond Street Custodians Limited	48,420	0.41
Total of Top 20 registered holders	2,411,413	20.26

Analysis by range of holdings of Westpac CPS as at 3 October 2012

			Number of Holders of		Number of
Number of Securities			Westpac CPS	%	Westpac CPS	%
1	–	1,000	17,454	93.14	5,162,157	43.40
1,001	–	5,000	1,121	5.98	2,694,833	22.66
5,001	–	10,000	93	0.50	764,737	6.43
10,001	–	100,000	64	0.34	1,794,897	15.09
100,001 and over			7	0.04	1,476,981	12.42
Totals			18,739	100.00	11,893,605	100.00

There were no security holders holding less than a marketable parcel ($500) of Westpac CPS based on a market price of $99.00 at the close of trading on 3 October 2012.

Voting rights of Westpac SPS, Westpac SPS II and Westpac CPS

In accordance with the terms of issue, holders of Westpac SPS, Westpac SPS II and Westpac CPS have no right to vote at any general meeting of Westpac except in the following circumstances:

a.    on a proposal:

–   to reduce the share capital of Westpac;

–   that affects rights attached to Westpac SPS preference shares, Westpac SPS II preference shares or Westpac CPS (as applicable);

–   to wind up Westpac; or

–   for the disposal of the whole of the property, business and undertaking of Westpac.

b.    on a resolution to approve the terms of a share buy back agreement, other than a buy back agreement relating to Westpac SPS preference shares, Westpac SPS II preference shares or Westpac CPS (as applicable);

c.     during a period in which a dividend (or part of a dividend) in respect of Westpac SPS preference shares, Westpac SPS II preference shares or Westpac CPS (as applicable) is in arrears; and

d.    during the winding up of Westpac.

When entitled to vote at a general meeting of Westpac in respect of the matters listed above, holders of Westpac SPS, Westpac SPS II and Westpac CPS are entitled to exercise one vote on a show of hands and one vote for each Westpac SPS, Westpac SPS II or Westpac CPS held on a poll.

Holders of Westpac SPS, Westpac SPS II and Westpac CPS have the same rights as the holders of Westpac’s ordinary shares in relation to receiving notices, reports and financial statements, and attending and being heard at all general meetings of Westpac.

2012 WESTPAC GROUP ANNUAL REPORT	301

Domicile of ordinary shareholders as at 3 October 2012

			Number of	% of
	Number		Issued Shares	Issued Shares
	of Holders	% of Holdings	and Options	and Options
Australia	532,899	94.64	3,028,215,918	98.08
New Zealand	25,770	4.58	43,644,678	1.41
United Kingdom	1,717	0.31	3,906,999	0.13
United States	578	0.10	1,985,763	0.06
Other overseas	2,108	0.37	9,728,789	0.32
Totals	563,072	100.00	3,087,482,147	100.00

Domicile of holders of Westpac SPS as at 3 October 2012

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac SPS	Westpac SPS
Australia	15,162	99.93	10,354,928	99.93
New Zealand	3	0.02	1,165	0.01
United States	3	0.02	5,084	0.05
Other overseas	5	0.03	1,493	0.01
Total	15,173	100.00	10,362,670	100.00

Domicile of holders of Westpac SPS II as at 3 October 2012

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac SPS II	Westpac SPS II
Australia	14,168	99.94	9,081,060	99.97
New Zealand	6	0.04	1,600	0.02
United Kingdom	2	0.01	483	0.01
United States	1	0.01	135	0.00
Total	14,177	100.00	9,083,278	100.00

Domicile of holders of Westpac CPS as at 3 October 2012

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac CPS	Westpac CPS
Australia	18,728	99.93	11,886,069	99.94
New Zealand	1	0.01	500	0.00
United Kingdom	3	0.02	1,020	0.01
United States	3	0.02	220	0.00
Other overseas	4	0.02	5,796	0.05
Total	18,739	100.00	11,893,605	100.00

302	2012 WESTPAC GROUP ANNUAL REPORT

SHAREHOLDING INFORMATION

MARKET PRICE INFORMATION

The principal listing of our ordinary shares is on the ASX. American Depositary Shares (ADS), each representing five ordinary shares, are listed on the NYSE.

The tables below set forth, for the calendar periods indicated, the reported high and low market quotations for our ordinary shares on the ASX based on its daily official list and for our ADS on the NYSE.

	Per Ordinary Share in A$[1]		Per ADS in US$[1]
Financial year ending	High	Low	High	Low
September 2012	24.99	19.00	130.63	92.34
September 2011	25.60	17.84	138.40	91.63
September 2010	28.43	20.56	133.15	87.70
September 2009	26.74	14.40	115.44	45.90
September 2008	31.32	18.36	141.98	85.28

	Per Ordinary Share in A$		Per ADS in US$
Quarter ending	High	Low	High	Low
2012:
March	22.09	19.94	114.48	102.92
June	23.07	20.00	119.00	97.71
September	24.99	21.25	130.63	109.53
2011:
March	24.69	21.77	125.10	108.50
June	25.60	21.05	138.40	111.80
September	22.32	17.84	120.08	91.63
December	23.55	19.00	122.85	92.34
2010:
March	28.35	26.21	128.52	97.80
June	28.43	20.60	133.15	88.26
September	24.49	20.56	116.24	87.70
December	23.68	21.05	121.55	102.05
2009:
March	19.89	14.40	69.81	47.90
June	20.93	18.27	81.72	68.75
September	26.74	18.76	115.44	73.79
December	27.57	24.67	124.91	102.45

	Per Ordinary Share in A$		Per ADS in US$
Month ending – 2012	High	Low	High	Low
September	24.95	23.50	129.67	121.70
August	24.99	23.08	130.63	121.30
July	23.39	21.25	122.35	109.53
June	21.30	20.00	108.81	97.71
May	23.07	20.04	118.80	98.45
April	22.75	21.66	119.00	110.99

1    Australian dollar (A$) market price information is intraday high and low trading prices. US dollar (US$) market price information is closing prices.

2012 WESTPAC GROUP ANNUAL REPORT	303

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

Depositing or substituting the underlying shares.

Delivery of ADS against the deposit of ordinary shares, including deposits and issuances in respect of:

■     share distributions, stock splits, rights, mergers; and

■     exchange of securities or other transactions or events or other distribution affecting the ADS or deposited securities.

US$5.00 or less per 100 ADS (or portion thereof) evidenced by the new ADS delivered.
Receiving or distributing cash dividends.	Distribution of cash dividends.	No fee currently payable.
Withdrawing an underlying ordinary share.	Acceptance of ADS surrendered for withdrawal of deposited ordinary shares.	US$5.00 or less for each 100 ADS (or portion thereof) evidenced by the ADS surrendered.
General depositary services, particularly those charged on an annual basis.	Other services performed by the Depositary in administering the ADS program.	No fee currently payable.
Expenses of the Depositary.

Expenses incurred on behalf of Holders in connection with:

■     taxes and other governmental charges;

■     cable, telex and facsimile transmission/delivery;

■     transfer or registration fees, if applicable, for the registration of transfers or underlying ordinary shares; and

■     expenses of the Depositary in connection with the conversion of foreign currency into US dollars (which are paid out of such foreign currency).

Expenses payable at the sole discretion of the Depositary by billing holders or by deducting charges from one or more cash dividends or other cash distributions.

Fees and payments made by the Depositary to Westpac

The Depositary has agreed to reimburse certain Westpac expenses related to Westpac’s ADS program and incurred by Westpac in connection with the program, subject to certain limits. In 2012, amounts were reimbursed to Westpac, or amounts paid on its behalf to third parties by the Depositary. The following table sets out the types of expenses that the Depositary has agreed to reimburse and the amounts reimbursed for 2012:

Reimbursed for 2012
Category of Expense Reimbursed to Westpac	US$’000s
Investor relations	44
NYSE listing fees	37
Total	81

Under certain circumstances, including removal of the Depositary or termination of the ADS program by Westpac, Westpac is required to repay the Depositary certain amounts reimbursed and/or expenses paid to or on behalf of Westpac. The Depositary has also agreed to waive certain of its fees for standard costs associated with the maintenance and administration of the ADS program.

304	2012 WESTPAC GROUP ANNUAL REPORT

SHAREHOLDING INFORMATION

Exchange controls and other limitations affecting security holders

Australian exchange controls

Australian laws control and regulate or permit the control and regulation of a broad range of payments and transactions involving non-residents of Australia. Pursuant to a number of exemptions, authorities and approvals, there are no general restrictions from transferring funds from Australia or placing funds to the credit of non-residents of Australia. However, Australian foreign exchange controls are implemented from time to time against prescribed countries, entities and persons. At the present time, these include:

a.             withholding taxes in relation to remittances or dividends (to the extent they are unfranked) and interest payments;

b.             the financial sanctions administered by the Department of Foreign Affairs and Trade (DFAT) in accordance with the Autonomous Sanctions Act 2011 and the Autonomous Sanctions Regulations 2011, specifically, in relation to transactions involving the transfer of funds or payments to, by the order of, or on behalf of:

–        supporters of the former Federal Republic of Yugoslavia (the Milosevic regime);

–        persons or entities associated with activities that seriously undermine democracy, respect for human rights and the rule of law in Zimbabwe;

–        certain entities and individuals associated with the Democratic People’s Republic of Korea;

–        specified Iranian entities and persons;

–        certain individuals and entities associated with the former Qadhafi regime in Libya; and

–        certain individuals and entities associated with the Syrian regime,

–        without the prior approval of the Minister for Foreign Affairs.

c.              the United Nations Security Council (UNSC) financial sanctions administered by DFAT including:

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

Limitations affecting security holders

The following Australian laws impose limitations on the right of non-residents or non-citizens of Australia to hold, own or vote Westpac shares. All these limitations apply to the holders of the ADRs evidencing ADS, issued by our Depositary in the United States.

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

2012 WESTPAC GROUP ANNUAL REPORT	305

Corporations Act 2001

The Corporations Act 2001 (Cth) prohibits any person (including a corporation) from acquiring a relevant interest in our voting shares if, after the acquisition, that person or any other person would be entitled to exercise more than 20% of the voting power in our shares. The prohibition is subject to certain limited exceptions. In addition, under the Corporations Act, a person is required to give a notice to us and to the ASX providing certain prescribed information, including their name, address and details of their relevant interests in our voting shares if they begin to have, or cease to have, a substantial holding in us, or if they already have a substantial holding and there is a movement of at least 1% in their holding. Such notice must, generally, be provided within two business days after the person becomes aware of that information.

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

306	2012 WESTPAC GROUP ANNUAL REPORT

SHAREHOLDING INFORMATION

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

United States taxation

The following discussion is a summary of certain US federal income tax implications of the ownership and disposition of ordinary shares (including ADS) by US holders (as defined below) that hold the ordinary shares as capital assets. This discussion is based on the US Internal Revenue Code of 1986, as amended (the Code), its legislative history, existing and proposed regulations, published rulings and court decisions, and the Tax Treaty, all as currently in effect and all of which are subject to change, possibly on a retroactive basis.

This discussion is intended only as a descriptive summary. It does not purport to be a complete analysis of all the potential US federal income tax consequences of owning and disposing of ordinary shares and does not address US federal income tax considerations that may be relevant to US holders subject to special treatment under US federal income tax law (such as banks, insurance companies, real estate investment trusts, regulated investment companies, dealers in securities, tax-exempt entities, retirement plans, certain former citizens or residents of the US, persons holding ordinary shares as part of a straddle, hedge, conversion transaction or other integrated investment, persons that have a ‘functional currency’ other than the US dollar, persons that own 10% or more (by voting power) of our stock, persons that generally mark their securities to market for US federal income tax purposes or persons that receive ordinary shares as compensation). As this is a complex area, we recommend investors consult their own tax advisers concerning the US federal, state and/or local implications of owning and disposing of ordinary shares.

For purposes of this discussion you are a US holder if you are a beneficial owner of ordinary shares and you are for US federal income tax purposes:

▪                   an individual that is a citizen or resident of the US;

▪                   a corporation created or organised in or under the laws of the US or any state thereof or the District of Columbia;

▪                   an estate, the income of which is subject to US federal income taxation regardless of its source; or

▪                   a trust, if a US court can exercise primary supervision over the trust’s administration and one or more US persons are authorised to control all substantial decisions of the trust, or certain electing trusts that were in existence on 19 August 1996 and were treated as domestic trusts on that date.

.

If an entity treated as a partnership for US federal income tax purposes owns the ordinary shares, the US federal income tax implications of the ownership and disposition of ordinary shares will generally depend upon the status and activities of such partnership and its partners. Such an entity should consult its own tax adviser concerning the US federal income tax implications to it and its partners of owning and disposing of ordinary shares.

2012 WESTPAC GROUP ANNUAL REPORT	307

Taxation of dividends

If you are a US holder, you must include in your gross income as a dividend, the gross amount of any distributions paid by us out of our current or accumulated earnings and profits (as determined for US federal income tax purposes) without reduction for any Australian tax withheld from such distribution. If you are a non-corporate US holder, dividends paid to you in taxable years beginning on or before 31 December 2012 that constitute qualified dividend income generally will be taxable to you at a maximum tax rate of 15% so long as certain holding period and other requirements are met. Dividends we pay with respect to the ordinary shares generally will be qualified dividend income. Each non-corporate US holder should consult their own tax advisor regarding the possible applicability of the reduced tax rate and the related restrictions and special rules.

Dividends paid by us constitute ordinary income that must generally be included in income when actually or constructively received. Such dividends will not be eligible for the dividends-received deduction generally allowed to corporate shareholders with respect to dividends received from US corporations. The amount of the dividend that you must include in your income as a US holder will be the US dollar value of the Australian dollar payments made, determined at the spot Australian dollar/US dollar rate on the date the dividend distribution is included in your income, regardless of whether the payment is in fact converted into US dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date you include the dividend payment in income to the date you convert the payment into US dollars will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to qualified dividend income. This gain or loss generally will be income from sources within the US for foreign tax credit limitation purposes. Distributions on an ordinary share in excess of current and accumulated earnings and profits, as determined for US federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in such ordinary share and thereafter as capital gain.

Subject to certain limitations, the Australian tax withheld in accordance with the Tax Treaty and paid over to Australia will be creditable against your US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the maximum 15% tax rate. A US holder that does not elect to claim a US foreign tax credit for Australian income tax withheld may instead claim a deduction for such withheld tax, but only for a taxable year in which the US holder elects to do so with respect to all non-US income taxes paid or accrued in such taxable year.

Dividends we pay generally will be income from sources outside the US for foreign tax credit limitation purposes. Under the foreign tax credit rules, dividends will, depending on your circumstances, be ‘passive category’ or ‘general category’ income for purposes of computing the foreign tax credit.

The rules relating to US foreign tax credits are very complex, and each US holder should consult their own tax adviser regarding the application of such rules.

Taxation of capital gains

If you sell or otherwise dispose of your ordinary shares, you will generally recognise capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your ordinary shares. Capital gain of a non-corporate US holder is generally taxed at a reduced rate if the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. Such capital gain or loss generally will be income from sources within the US, for foreign tax credit limitation purposes.

Passive foreign investment company considerations

We believe that we will not be treated as a passive foreign investment company (PFIC) for US federal income tax purposes, and this discussion assumes we are not a PFIC. However, the determination as to whether we are a PFIC is made annually at the end of each taxable year and therefore could change. If we were to be treated as a PFIC, a US holder of ordinary shares could be subject to certain adverse tax consequences.

Disclosure requirements for specified foreign financial assets

Individual US holders (and certain US entities specified in US Internal Revenue Service (IRS) guidance) who, during any taxable year, hold any interest in any specified foreign financial asset, generally will be required to file with their US federal income tax returns certain information on IRS Form 8938 if the aggregate value of all such assets exceeds certain specified amounts. ‘Specified foreign financial asset’ generally includes any financial account maintained with a non-US financial institution and may also include the ordinary shares if they are not held in an account maintained with a financial institution. Substantial penalties may be imposed, and the period of limitations on assessment and collection of US federal income taxes may be extended, in the event of a failure to comply. US holders should consult their own tax advisers as to the possible application to them of this filing requirement.

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

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against a US holder’s US federal income tax liability if the required information is furnished by the US holder on a timely basis to the IRS.

308	2012 WESTPAC GROUP ANNUAL REPORT

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

Under the Corporations Act, however, a Director who has a material personal interest in any matter to be considered at any Board meeting must not be present while the matter is being considered or vote on the matter, unless the other Directors resolve to allow that Director to be present and vote or a declaration is made by ASIC permitting that Director to participate and vote. These restrictions do not apply to a limited range of matters set out in section 191 of the Corporations Act, where the Director’s interest:

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

2012 WESTPAC GROUP ANNUAL REPORT	309

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

The following restrictions apply to our ability to declare and/or pay dividends:

(i)            if the payment of the dividend would breach or cause a breach by us of applicable capital adequacy or other supervisory requirements of APRA. Currently, one such requirement is that a dividend should not be paid without APRA’s prior consent if payment of that dividend, after taking into account all other dividends (if any) paid on our shares and payments on more senior capital instruments, in the financial year to which they relate, would cause the aggregate of such dividend payments to exceed our after tax earnings for the financial year, as reflected in our relevant audited consolidated financial statements; and

(ii)         if, under the Banking Act 1959 (Cth), we are directed by APRA not to pay a dividend; and

(iii)      if the declaration or payment of the dividend would result in us becoming insolvent.

b)      Voting rights

Holders of our fully paid ordinary shares have, at general meetings (including special general meetings), one vote on a show of hands and, upon a poll, one vote for each fully paid share held by them.

c)      Voting and re-election of Directors

Under our constitution, at each AGM one-third of eligible Directors (or if their number is not a multiple of three, the number nearest to one-third) and any other Director who has held office for three years or more since the Director’s last election, must retire from office. In determining the number of Directors to retire, no account is to be taken of a Director who holds office in order to fill a casual vacancy or the Managing Director. A retiring Director holds office until the conclusion of the meeting at which that Director retires but is eligible for re-election at the meeting.

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

310	2012 WESTPAC GROUP ANNUAL REPORT

ADDITIONAL INFORMATION

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

2012 WESTPAC GROUP ANNUAL REPORT	311

EXCHANGE RATES

For each of the years indicated, the high, low, average and year-end noon buying rates1 for Australian dollars were:

	Year Ended 30 September
	2013²	2012	2011	2010	2009	2008
	(US$per A$1.00)
High	1.0397	1.0806	1.1026	0.9714	0.8824	0.9797
Low	1.0188	0.9453	0.9594	0.8172	0.6073	0.7831
Average[3]	n/a	1.0371	1.0318	0.9003	0.7400	0.9065
Close (on 30 September)[4]	n/a	1.0388	0.9744	0.964	0.8824	0.7904

For each of the months indicated, the high and low noon buying rates for Australian dollars were:

	October	September	August	July	June	May
	2012²	2012	2012	2012	2012	2012
	(US$per A$1.00)
High	1.0397	1.0561	1.0591	1.0522	1.0236	1.0345
Low	1.0188	1.0195	1.0301	1.0131	0.9688	0.9709

1            The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

2            Through to 26 October 2012. On 26 October 2012, the noon buying rate was A$1.00 = US$1.0358.

3            The average is calculated by using the average of the exchange rates on the last day of each month during the period.

4            The noon buying rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. Refer to Note 1(a)(vi) to the financial statements.

312	2012 WESTPAC GROUP ANNUAL REPORT

ADDITIONAL INFORMATION

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

WESTPAC BANKING CORPORATION

By:	/s/ Rebecca Lim

Rebecca Lim
Authorised Representative
Dated November 5, 2012

2012 WESTPAC GROUP ANNUAL REPORT	313

INFORMATION FOR SHAREHOLDERS

FINANCIAL CALENDAR

Westpac ordinary shares

Record date for final ordinary share dividend	15 November 2012[1]

Annual General Meeting	13 December 2012

Final ordinary share dividend payable	20 December 2012

Half Year end	31 March 2013

Interim results and ordinary share dividend announcement	3 May 2013

Record date for interim ordinary share dividend	17 May 2013[2,3]

Interim ordinary share dividend payable	2 July 2013[3]

Year end	30 September 2013

Final results and ordinary share dividend announcement	4 November 2013

Record date for final ordinary share dividend	14 November 2013[4,5]

Annual General Meeting	13 December 2013[6]

Final dividend payable	19 December 2013[4]

1      Record date for 2012 final ordinary share dividend in New York – 14 November 2012.

2      Record date for 2013 interim ordinary share dividend in New York – 16 May 2013.

3      Dates will be confirmed at the time of announcing the 2013 interim results.

4      Dates will be confirmed at the time of announcing the 2013 final results.

5      Record date for 2013 final ordinary share dividend in New York – 13 November 2013.

6      Details regarding the location of this meeting and the business to be dealt with will be contained in the separate Notice of Meeting sent to shareholders in November 2013.

Westpac Convertible Preference Shares (Westpac CPS)

Record date for March 2013 semi-annual dividend	22 March 2013

Payment date for March 2013	2 April 2013
semi-annual dividend
Record date for September 2013	20 September 2013
semi-annual dividend
Payment date for September 2013	30 September 2013
semi-annual dividend

Westpac SPS and Westpac SPS II

Record date for Westpac SPS and SPS II quarterly distribution	21 December 2012

Payment date for Westpac SPS and SPS II quarterly distribution	31 December 2012

Record date for Westpac SPS and SPS II quarterly distribution	22 March 2013

Payment date for Westpac SPS and SPS II quarterly distribution	2 April 2013

Record date for Westpac SPS and SPS II quarterly distribution	21 June 2013

Payment date for Westpac SPS and SPS II quarterly distribution	1 July 2013

Record date for Westpac SPS and SPS II quarterly distribution	20 September 2013

Payment date for Westpac SPS and SPS II quarterly distribution	30 September 2013

ANNUAL GENERAL MEETING

The Westpac Annual General Meeting (AGM) will be held in the Grand Ballroom at the Hilton Sydney, 488 George Street, Sydney, on Thursday, 13 December 2012, commencing at 10:00am.

The AGM will be webcast live on the internet at www.westpac.com.au/investorcentre and an archived version of the webcast will be placed on the website to enable the AGM proceedings to be viewed at a later time.

314	2012 WESTPAC GROUP ANNUAL REPORT

INFORMATION FOR SHAREHOLDERS

USEFUL INFORMATION
Key sources of information for shareholders	Westpac Investor Relations

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

Shareholders who wish to register their email address should go to www.westpac.com.au/investorcentre and click on ‘Register your email’ under ‘Shareholder News’, or contact the Westpac share Registrar. For Registrar contact details see opposite.

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

Investors can short cut to the Investor Centre at www.westpac.com.au/investorcentre. The Centre includes the current Westpac share price and charting, and links to the latest ASX announcements and Westpac’s share Registrars.

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

▪   Australian Securities Exchange, (code WBC);

▪   New York Stock Exchange (NYSE), as American Depositary Shares, (code WBK); and

▪   New Zealand Exchange Limited, (code WBC).

Information other than that relating to your shareholding can be obtained from:

Westpac Investor Relations
Level 20, 275 Kent Streett
Sydney NSW 2000 Australia
Telephone: +61 2 8253 3143
Facsimile: +61 2 8253 1207
Email: investorrelations@westpac.com.au

Share registries

For information about your shareholding or to notify a change of address etc., you should contact the appropriate share Registrar. Please note that, in Australia, broker sponsored holders are required to contact their broker to amend their address.

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
Website: www.linkmarketservices.co.nz

Shareholder enquiries:
Telephone: 0800 002 727 (toll free in New Zealand)
International: +64 9 375 5998
Facsimile: +64 9 375 5990
Email: lmsenquiries@linkmarketservices.com

Depositary in USA for American Depositary Shares (ADS) [1]

Listed on New York Stock Exchange
(code WBK - CUSIP 961214301)

JPMorgan Chase Bank, N.A.
PO Box 64504, St Paul
MN 55164-0504, USA

ADS holder enquiries:
Telephone: 1 800 990 1135
(toll free: non-US callers will be charged IDD)
Telephone: +1 651 453 2128
(Hearing impaired: +1 866 700 1652)
Email: jpmorgan.adr@wellsfargo.com
Website: www.adr.com

[1]    Each ADS is comprised of five fully paid ordinary shares.

2012 WESTPAC GROUP ANNUAL REPORT	315

GLOSSARY OF ABBREVIATIONS AND DEFINED TERMS

AASB	Australian Accounting Standards Board

ABN	Australian Business Number

ABS	Asset-backed securities

ACCC	Australian Competition and Consumer Commission

ACN	Australian Company Number

ADI	Authorised Deposit-taking Institution

ADRs	American Depositary Receipts

ADS	American Depositary Shares

AFS	Australian Financial Services

AGAAP	Australian Generally Accepted Accounting Principles

AGM	Annual general meeting

A-IFRS	Australian Accounting Standards

AIRB	Advanced Internal Ratings Based

ALCO	Westpac Group Asset & Liability Committee

ALM	Asset and Liability Management

AMA	Advanced Measurement Approach

ANZSIC	Australian and New Zealand Standard Industrial Classification

APRA	Australian Prudential Regulation Authority

APS	Australian Prudential Standard

ASIC	Australian Securities and Investments Commission

ASX	Australian Securities Exchange

ASXCGC	ASX Limited’s Corporate Governance Council

ATMs	Automatic teller machines

ATO	Australian Taxation Office

AUSTRAC	Australian Transaction Reports and Analysis Centre

AUD	Australian dollar

BAC	Board Audit Committee

BBSW	Bank Bills Swap reset Rate

BCBS	Basel Committee on Banking Supervision

BankSA	Bank of South Australia

BRMC	Board Risk Management Committee

BTFG	BT Financial Group Australia

BTIM	BT Investment Management Limited

CAD	Canadian dollar

CAPs	Collectively assessed provisions

Capital Trust III	Westpac Capital Trust III

Capital Trust IV	Westpac Capital Trust IV

Cash EPS	Cash Earnings per share

Cash EPS CAGR	Compound Annual Growth in Cash EPS

CCCFA	Credit Contracts and Consumer Finance Act 2003

CCE	Commodity, Carbon and Energy trading

CDO	Collateralised debt obligations

CDS	Credit default swap

CEO	Chief Executive Officer

CEOPP	Chief Executive Officer Performance Plan

CEO RSP	Chief Executive Officer Restricted Share Plan

CFO	Chief Financial Officer

CGU	Cash-generating unit

CHF	Swiss franc

CIR	Commissioner of Inland Revenue

CLO	Collateralised loan obligations

Corporations Act	Australian Corporations Act 2001

COSO	Committee of Sponsoring Organizations of the Treadway Commission

CPM	Credit Portfolio Management

CPS	Convertible Preference Shares

CREDCO	Westpac Group Credit Risk Committee

CRG	Customer Risk Grade

CRO	Chief Risk Officer

CVA	Credit valuation adjustment

DFAT	Department of Foreign Affairs and Trade

Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act

DRP	Dividend Reinvestment Plan

D-SIBs	Domestic Systematically Important Banks

DVA	Debit valuation adjustment

EAA	NSW Energy Administration Amendment (Water & Savings) Act 2005

EAD	Exposure at Default

EEO Act	Energy Efficiency Opportunities Act 2006 (Cth)

EFTPOS	Electronic Funds Transfer Point Of Sale

EPS	Earnings per share

ESG	Environmental, Social and Governance

ESP	Employee Share Plan

EUR	European Union euro

FATCA	Foreign Account Taxation Compliance Act

FFIs	Foreign Financial Institutions

FMCB	Financial Markets Conduct Bill

FMTR	Financial Markets and Treasury Risk

FOFA	Future of Financial Advice

FSB	Financial Stability Board

FTE	Full time equivalent employees

FUA	Funds under administration

FUM	Funds under management

Funding Trust III	Tavarua Funding Trust III

Funding Trust IV	Tavarua Funding Trust IV

FX	Foreign Exchange

GBP	British pound

GHG	Greenhouse gas

G-SIBs	Global Systemically Important Banks

G-SIFI	Global systemically important financial institution

Hastings	Hastings Funds Management Limited

Henry Review	Australia’s Future Tax System Review

HKD	Hong Kong dollar

HS&W	Health, Safety and Wellbeing

IAPs	Individually Assessed Provisions

IASB	International Accounting Standards Board

IBA	US International Banking Act of 1978

ICAA	Institute of Chartered Accountants in Australia

ICAAP	Internal Capital Adequacy Assessment Process

IFRS	International Financial Reporting Standards

IGA	Intergovernmental Agreement

IRRBB	Interest Rate Risk in the Banking Book

IRS	Internal Revenue Service

ISDA	International Swaps and Derivatives Association

316	2012 WESTPAC GROUP ANNUAL REPORT

GLOSSARY OF ABBREVIATIONS AND DEFINED TERMS

JPY	Japanese Yen

KMP	Key management personnel

LCR	Liquidity Coverage Ratio

LGD	Loss Given Default

LIASB	Life Insurance Actuarial Standard Board

LIBOR	London InterBank Offer Rate

LTI	Long-term incentive

LTIFR	Lost time injury frequency rate

LVR	Loan to value ratio

MARCO	Westpac Group Market Risk Committee

MRM	Market Risk Management

Moody’s	Moody’s Investors Service

NaR	Net interest income-at-risk

NII	Net interest income

NOK	Norwegian krone

NPS	Net Promoter Score

NSFR	Net Stable Funding Ratio

NYSE	New York Stock Exchange

NZ	New Zealand

NZD	New Zealand dollar

NZ ETS	New Zealand Emissions Trading Scheme

NZSX	New Zealand Stock Exchange

NZX	New Zealand Exchange

OBR	Open Bank Resolution

OHS	Occupational Health and Safety

OPCO	Westpac Group Operational Risk and Compliance Committee

OTC	Over the Counter

PD	Probability of Default

PFIC	Passive foreign investment company

PPSA	Personal Property Securities Act

PwC	PricewaterhouseCoopers

QFEs	Qualifying financial entities

RAMS	RAMS Home Loans

RBA	Reserve Bank of Australia

RBNZ	Reserve Bank of New Zealand

RECs	Renewable energy certificates

RMBS	Residential Mortgage Backed Securities

ROC	Westpac Group Remuneration Oversight Committee

RSP	Restricted Share Plan

S&P	Standard & Poor’s

SCG	Specialised Capital Group

SEC	US Securities and Exchange Commission

SGD	Singapore dollar

SGPSF	St.George Staff sub-plan of the Plum Superannuation Fund

SIFI	Systematically important financial institution

SIPs	Strategic Investment Priorities, an investment portfolio of 15 major strategic programs aimed at delivering business and technology capabilities across the Group to improve the customer experience

SME	Small to medium enterprises

SOSPS	Senior Officers’ Share Purchase Scheme

SOX	Sarbanes Oxley Act 2002

SPS	Stapled Preferred Securities

SPVs	Special purpose vehicles

SRAs	Settlement Residue Auctions

SSCM	Sustainable and Supply Chain Management

St.George	St.George Bank Limited and its subsidiaries, unless context clearly means just St.George Bank Limited

STI	Short-term incentive

TCE	Total committed exposures

The Group	Westpac Banking Corporation Group

TOFA	Taxation of financial arrangements rules contained in the Tax Laws Amendment (Taxation of Financial Arrangements) Act 2009

2003 TPS	Trust Preferred Securities 2003

2004 TPS	Trust Preferred Securities 2004

2006 TPS	Trust Preferred Securities 2006

TSR	Total Shareholder Return

UKSS	UK Staff Superannuation Scheme

UN PRI	United Nations Principles for Responsible Investment

UNSC	United Nations Security Council

US	United States

USD	American dollar

US Federal Reserve	US Federal Reserve System

VaR	Value at Risk

WAL	Weighted average life

WBC	Westpac Banking Corporation

Westpac CPS	Westpac Convertible Preference Shares

WGP	Westpac Group Plan

Westpac RBB	Westpac Retail & Business Banking

WIB	Westpac Institutional Bank

WNZL	Westpac New Zealand Limited

WNZS	Westpac New Zealand Superannuation Scheme

WPP	Westpac Performance Plan

WRP	Westpac Reward Plan

WSNZL	Westpac Securities NZ Limited

WSSP	Westpac Staff Superannuation Plan

WNZSHL	Westpac NZ Securitisation Holdings Limited

WNZSL	Westpac NZ Securitisation Limited

ZAR	South African rand

2012 WESTPAC GROUP ANNUAL REPORT	317

NOTES

318	2012 WESTPAC GROUP ANNUAL REPORT

Item 19. Exhibits Index

1.	Constitution (as amended) incorporated by reference to our Form 6-K/A filed on 20 December 2007.

4(c).1

Access and Indemnity Deed between Westpac Banking Corporation and Elizabeth Bryan dated 30 November 2006, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2007.

4(c).2	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2008.

4(c).3	Indemnity Deed Poll dated 10 September 2009, of Westpac Banking Corporation, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2009.

4(c).4	Westpac General Management Share Option Plan Rules, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2006.

4(c).5

Westpac Employee Share Plan (WESP) – Stage One Regulations and Rules for Participation amended on 11 December 2002, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2006.

4(c).6	Senior Officers’ Share Purchase Scheme Rules, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2006.

7.	Computation of ratios of earnings to fixed charges.

8.	List of controlled entities – refer note 38 to the financial statements in this Annual Report.

11.	Code of Accounting Practice and Financial Reporting

12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.

13.	Certifications pursuant to 18 U.S.C. Section 1350.

15.	Auditor consent dated 5 November 2012.

Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.