Form 20-F
period 2013-09-30
WESTPAC BANKING CORP
filed 2013-11-13
CIK 719245

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2013

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

Westpac Banking Corporation, New York branch,

575 Fifth Avenue, 39th Floor, New York, New York 10017-2422,
Attention: Branch Manager, telephone number: (212) 551-1905

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary shares	Listed on the New York Stock Exchange, not for trading, but only in connection with the registration of related American Depositary Shares, pursuant to the requirements of the New York Stock Exchange.
American Depositary Shares, each representing the right to receive one ordinary share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 1.85% Notes due December 9, 2013, Floating Rate Notes due 2013, 4.20% Notes due February 27, 2015, 3.00% Notes due August 4, 2015, 1.125% Notes due September 2015, Floating Rate Notes due September 2015, 3.0% Notes due December 9, 2015, 0.95% Notes due January 12, 2016, 2.0% Notes due August 2017, 1.60% Notes due January 12, 2018, 4.625% Subordinated Notes due 2018, 2.25% Notes due July 30, 2018, Floating Rate Notes due July 30, 2018, 4.875% Notes due November 19, 2019 and notes issued from time to time under our Retail Medium-Term Notes program (Registration Statement No. 333-172579)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares	3,109,048,309 fully paid

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

Yes ☐     No ☒

WESTPAC GROUP

2013 ANNUAL REPORT

US FORM 20-F

TABLE OF CONTENTS

Annual Report
Form 20-F cross-reference index	2
Guide 3 cross-reference index	4
Section 1	5
Information on Westpac	6
Business strategy	6
Westpac’s approach to sustainability	9
Five year non-financial summary	12
Outlook	14
Significant developments	15
Corporate governance	23
Directors’ report	42
Remuneration report	54
Section 2	75
Five year summary	76
Reading this report	77
Review of Group operations	79
Income statement review	81
Balance sheet review	89
Capital resources	92
Commitments	95
Divisional performance	96
Australian Financial Services	99
Westpac Retail & Business Banking	99
St.George Banking Group	101
BT Financial Group (Australia)	103
Westpac Institutional Bank	105
Westpac New Zealand	106
Other divisions	108
Risk and risk management	112
Risk factors	112
Risk management	117
Credit risk	118
Liquidity risk	120
Market risk	121

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

Operational and compliance risk	122
Other risks	122
Other Westpac business information	125
Section 3	127
Financial statements	128
Notes to the financial statements	133
Statutory statements	292
Section 4	299
Shareholding information	300
Additional information	312
Information for shareholders	317
Glossary of abbreviations and defined terms	319

2013 WESTPAC GROUP ANNUAL REPORT	1

FORM 20-F CROSS-REFERENCE INDEX

(for the purpose of filing with the United States Securities and Exchange Commission)

20-F item number and description		Page
Part I
Item 1.	Identity of directors, senior management and advisers	Not applicable
Item 2.	Offer statistics and expected timetable	Not applicable
Item 3.	Key information
	Selected financial data	76, 81, 89–90, 315
	Capitalisation and indebtedness	Not applicable
	Reasons for the offer and use of proceeds	Not applicable
	Risk factors	112–117
Item 4.	Information on Westpac
	History and development of Westpac	6, 14–20
	Business overview	6–9, 14–22
	Organisational structure	7–8, 276–278
	Property, plants and equipment	125
Item 4A.	Unresolved staff comments	Not applicable
Item 5.	Operating and financial review and prospects
	Operating results	79–93, 96–111
	Liquidity and capital resources	92–95, 120, 122–124
	Research and development, patents and licences etc.	Not applicable
	Trend information	81–92, 96–111
	Off-balance sheet arrangements	124
	Tabular disclosure of contractual obligations	95
	Safe harbor	77
Item 6.	Directors, senior management and employees
	Directors and senior management	42–48, 50–51
	Compensation	54–72, 280–289
	Board practices	25–39, 42–46
	Employees	125
	Share ownership	50–51, 280–289
Item 7.	Major shareholders and related party transactions
	Major shareholders	300–305
	Related party transactions	126, 280
	Interests of experts and counsel	Not applicable
Item 8.	Financial information
	Consolidated statements and other financial information	127–298
	Significant changes	15–20, 291
Item 9.	The offer and listing
	Offer and listing details	306
	Plan of distribution	Not applicable
	Markets	317
	Selling shareholders	Not applicable
	Dilution	Not applicable
	Expenses of the issue	Not applicable

2	2013 WESTPAC GROUP ANNUAL REPORT

FORM 20-F CROSS-REFERENCE INDEX

(for the purpose of filing with the United States Securities and Exchange Commission)

Page

Item 10.	Additional information
	Share capital	Not applicable
	Memorandum and articles of association	312–314
	Material contracts	267–268
	Exchange controls	308–309
	Taxation	309–311
	Dividends and paying agents	Not applicable
	Statements by experts	Not applicable
	Documents on display	314
	Subsidiary information	Not applicable
Item 11.	Quantitative and qualitative disclosures about market risk	121, 237–241, 255
Item 12.	Description of securities other than equity securities
	Debt securities	Not applicable
	Warrants and rights	Not applicable
	Other securities	Not applicable
	American depositary shares	307
Part II
Item 13.	Defaults, dividend arrearages and delinquencies	Not applicable
Item 14.	Material modifications to the rights of security holders and use of proceeds	Not applicable
Item 15.	Controls and procedures	124, 293, 296–297
Item 16A.	Audit committee financial expert	32
Item 16B.	Code of ethics	29–31
Item 16C.	Principal accountant fees and services	33, 266
Item 16D.	Exemptions from the Listing Standards for audit committees	Not applicable
Item 16E.	Purchases of equity securities by the issuer and affiliated purchasers	94, 186–187
Item 16F.	Changes in Registrant’s certifying accountant	Not applicable
Item 16G.	Corporate governance	23
Item 16H.	Mine safety disclosure	Not applicable

Part III
Item 17. & 18.	Financial statements	127–291
Item 19.	Exhibits
Consolidated income statements for the years ended 30 September 2013, 2012 and 2011		128
Consolidated balance sheets as at 30 September 2013 and 2012		130
Consolidated statements of comprehensive income for the years ended 30 September 2013, 2012 and 2011		129
Consolidated statements of cash flows for the years ended 30 September 2013, 2012 and 2011		132
Notes to the financial statements		133–291
Management’s report on the internal control over financial reporting		293
Report of independent registered public accounting firm		294–297

2013 WESTPAC GROUP ANNUAL REPORT	3

GUIDE 3 CROSS-REFERENCE INDEX

Page
Part I Distribution of assets, liabilities and stockholders’ equity; interest rates and interest differential
Average balance sheets	89, 198–201
Analysis of net interest earnings	82–83, 198–201
Volume and rate movement	82, 198–201
Part II Investment portfolio
Book value of investments	160
Maturity profile	161, 234–235
Book value and market value > 10% of shareholders	160
Part III Loan portfolio
Types of loans	162–163
Maturities and sensitivities of loans to changes in interest rates	164
Risk elements
Non-accrual, past due and restructured loans	91–92, 225–226
Potential problem loans	91–92
Foreign outstandings	119
Loan concentrations	118
Other interest bearing assets	159–161, 218
Part IV Summary of loan loss experience
Analysis of the allowance for loan losses	165–168
Allocation of the allowance for loan losses	165–168
Part V Deposits	176–177
Part VI Return on equity and assets	76, 90
Part VII Short-term borrowings	179–180

4	2013 WESTPAC GROUP ANNUAL REPORT

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

As at 30 September 2013, our market capitalisation was $101.8 billion3 and we had total assets of $697 billion.

Business strategy

Westpac’s vision is ‘To be one of the world’s great companies, helping our customers, communities and people to prosper and grow’.

Our strategy seeks to deliver on this vision by providing superior returns for our shareholders, building deep and enduring customer relationships, being a leader in the community and being a place where the best people want to work.

In delivering on our strategy we are focused on our core markets including Australia and New Zealand, where we provide a comprehensive range of financial products and services that assist us in meeting all the financial services needs of our customers. With our strong position in these markets, and over 12 million customers, our focus is on organic growth, growing customer numbers in our chosen segments and building stronger and deeper customer relationships.

A key element of this approach is our portfolio of financial services brands, which enables us to appeal to a broader range of customers, and provides us with the strategic flexibility to offer solutions that better meet individual customer needs.

Asia is an important market for us and we are progressively building our presence and capability across the region to better support Australian and New Zealand customers operating, trading and transacting in the region, along with Asian customers seeking financial solutions and services in Australia and New Zealand.

While we continue to build the business, the financial services environment remains challenging and has required us to maintain focus on strengthening our financial position while at the same time improving efficiency. This strengthening has involved lifting the level and quality of our capital, improving our funding and liquidity position and maintaining a high level of asset quality and provisioning.

While we are currently one of the most efficient banks globally, as measured by a cost to income ratio, we continue to focus on ways to simplify our business to make it easier for customers to do business with us and to make work more enjoyable for our people. We believe that these improvement efforts also contribute to reducing unit costs that create capacity for further investment for growth.

Sustainability is part of our strategy and supports our approach by anticipating and shaping the most pressing emerging social issues where we have the skills and experience to make a meaningful difference and drive business value. Our approach seeks to make sustainability part of the way we do business, embedded in our strategy, values, culture and processes.

Supporting our customer focused strategy is a strong set of company-wide values, which are embedded in our culture. These are:

▪          delighting customers;

▪          one team;

▪          integrity;

▪          courage; and

▪          achievement.

1            Refer to Note 38 to the financial statements for a list of our controlled entities as at 30 September 2013.

2            Contact details for our head office, major businesses and offshore locations can be found on the inside back cover.

3            Based on the closing share price of our ordinary shares on the ASX as at 30 September 2013.

6	2013 WESTPAC GROUP ANNUAL REPORT

INFORMATION ON WESTPAC

Strategic priorities

To meet the challenges of the current environment and deliver on our strategy, we have a set of strategic priorities that are reviewed and refreshed each year. We will continue to manage these priorities in a balanced way with an appropriate mix of strength, growth, return and productivity. Our current strategic priorities are:

a)  A strong company

▪          maintain strong levels of capital, to meet the needs of all our stakeholders and regulators;

▪          continue to build on our funding and liquidity position, including ensuring a diversity of funding pools and optimising the composition of customer deposits in planning for new liquidity requirements; and

▪          maintain a high quality portfolio of assets, coupled with strong provisioning.

b)  Grow in a targeted way

▪          target investment in our wealth businesses, including continuing the development of a new funds platform;

▪          deepen the capabilities of our Asian presence; and

▪          expand and develop our business banking capability to better meet customer needs.

c) Continue building deeper customer relationships

▪          put customers at the centre of everything we do, with a focus on meeting their total financial needs, throughout their lives;

▪          further build the connectivity between wealth, insurance and banking, and ensure we leverage capabilities across all business units;

▪          continue to strengthen our corporate and institutional lead bank position through customer focus and enhanced product capabilities; and

▪          use digital innovation to better meet customer demands.

d) Materially simplify our products and processes

▪         continue to enhance our digital offers to support more customers online and via mobile channels and assist the Group to move to smaller, more flexible and agile branch formats;

▪          simplify our products and processes and continue to drive continuous improvement; and

▪          focus on both revenue and cost productivity.

e) One team approach

▪          continue to focus on a customer centred, high performance workforce and culture;

▪          strengthen the skills of our people to better support customers and meet their complete financial services needs;

▪          empower our people to drive innovation, deliver new and improved ways of working and be responsive to change;

▪          continue to enhance the diversity of our workforce; and

▪          maintain a strong reputation and sustainability leadership.

Organisational structure

Our operations comprise the following key customer-facing business divisions operating under multiple brands serving around 12 million customers1.

▪          Australian Financial Services (AFS) is responsible for the Westpac Group’s Australian retail banking, business banking and wealth operations. AFS also includes the product and risk responsibilities for Australian Banking. It incorporates the operations of Westpac Retail & Business Banking (Westpac RBB), St.George Banking Group (St.George) and BT Financial Group (Australia) (BTFG), as follows:

–        Westpac RBB is responsible for sales and service for our consumer, small-to-medium enterprise (SME) customers, commercial and agribusiness customers (typically with turnover of up to $100 million) in Australia under the Westpac brand. Activities are conducted through Westpac RBB’s network of branches and business banking centres and specialised consumer and business relationship managers, with the support of cash flow, financial markets and wealth specialists, customer service centres, automatic teller machines (ATMs) and internet and mobile channels;

–        St.George is responsible for sales and service for consumer, business and corporate customers in Australia under the St.George, BankSA, Bank of Melbourne and RAMS brands. RAMS is a financial services group specialising in mortgages and online deposits. Consumer activities are conducted through a network of branches, third-party distributors, call centres, ATMs, EFTPOS terminals and internet banking services. Business and corporate customers (businesses with facilities typically up to $150 million) are provided with a wide range of banking and financial products and services including specialist advice for cash flow finance, trade finance, automotive and equipment finance, property finance, transaction banking and treasury services. Sales and service activities for business and corporate customers are conducted by relationship managers via business banking centres, internet and customer service centre channels; and

–        BTFG is Westpac’s Australian wealth division. BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation and retirement products, investment platforms such as Wrap and Master Trusts, private banking, financial planning as well as margin lending and broking. BTFG’s insurance solutions cover the manufacturing and distribution of life, general and lenders mortgage insurance. BTFG’s brands include Advance Asset Management, Ascalon, Asgard, BT, BT Investment Management (62.1% owned by the Westpac Group and consolidated in BTFG’s Funds Management business), BT Select, Licensee Select, Securitor and the Advice, Private Banking and Insurance operations of Bank of Melbourne, BankSA, St.George and Westpac.

1            All customers, primary and secondary, with an active relationship (excludes channel only and potential relationships) as at 30 September 2013.

2013 WESTPAC GROUP ANNUAL REPORT	7

▪          Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in transactional banking, financial and debt capital markets, specialised capital, and alternative investment solutions. Customers are supported through branches and subsidiaries located in Australia, New Zealand, Asia, United States and United Kingdom.

▪          Westpac New Zealand is responsible for the sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Westpac conducts its New Zealand banking business through two banks in New Zealand:

–         Westpac New Zealand Limited, which is incorporated in New Zealand; and

–         Westpac Banking Corporation (NZ Division), a branch of Westpac, which is incorporated in Australia. The division operates via an extensive network of branches and ATMs across both the North and South Islands.

Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac and WIB brands while insurance and wealth products are provided under Westpac Life and BT brands respectively.

Other divisions in the Group include:

▪          Westpac Pacific, which provides banking services for retail and business customers in seven Pacific Island Nations. Branches, ATMs, telephone banking and internet banking channels are used to deliver business activities in Fiji, Papua New Guinea (PNG), Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa. Westpac Pacific's financial products include personal savings, business transactional accounts, personal and business lending products, business services and a range of international products;

▪         Group Services, encompassing technology, banking operations, compliance, legal and property services;

▪          Treasury, which is primarily focused on the management of the Group’s interest rate risk and funding requirements; and

▪          Core Support, which comprises those functions performed centrally, including finance, risk and human resources.

These businesses are described in more detail in Section 2, including a summary of net profit and total assets by business division, and management’s discussion and analysis of business division performance.

8	2013 WESTPAC GROUP ANNUAL REPORT

INFORMATION ON WESTPAC

Westpac’s approach to sustainability

Across the Westpac Group, we believe in establishing a sustainable future for our operations and our stakeholders. This view is embedded in our strategy, values, culture and processes.

In practice, this means we focus on anticipating and responding to the most pressing emerging issues that we believe will have a material impact on our customers, employees, suppliers, shareholders and the communities in which we operate, where we have the skills and experience to make a meaningful difference.

Guiding our approach

The Board has responsibility for considering the social, ethical and environmental impact of the Westpac Group's activities, setting standards and monitoring compliance with Westpac's sustainability policies and practices.

Our sustainability strategy is based upon the use of the widely accepted global standard for Corporate Responsibility and Sustainable Development, the AA1000 AccountAbility Principles Standard (2008).

Our sustainability principles

In line with AA1000, we have adopted the standard’s three key principles:

1.       Involving all stakeholders in developing our strategy – Inclusivity;

2.       Evaluating all issues identified to determine the impact they may have on our stakeholders and our operations – Sustainability materiality; and

3.       Ensuring our decisions, actions and performance, as well as our communication with stakeholders, are responsive to the issues identified – Responsiveness.

Inclusivity

Our approach to inclusivity during 2013 has included:

▪          continuing work to understand and address customer concerns;

▪          collaborating with key external stakeholders to inform our approach;

▪          consulting with employees so as to better understand the drivers of strong employee engagement;

▪          bringing together our General Managers with internal and external stakeholders to inform sustainability priorities and targets;

▪          ongoing monitoring of our reputation across a wide range of mediums; and

▪          working closely with numerous community organisations through employee volunteering, workplace giving and community support.

Sustainability materiality

As part of our annual materiality review we identify, prioritise and define issues according to their impact on our stakeholders and our business. These issues are reviewed externally and internally and are assessed by KPMG as part of their assurance. Material issues identified in 2013 include:

▪          the need to respond to the rapid changes in the demographics of our society;

▪          the effect of digitisation on the way customers and businesses interact and do business;

▪          new regulatory requirements which are shaping the financial services industry; and

▪          the rise of Asia as the global economy's growth engine.

Responsiveness

The issues identified during our materiality review directly inform the development of our responses, objectives and performance measures.

Refreshed five-year strategy

In addition to the sustainable business practices embedded in our day to day activities (such as sustainable lending practices, community investment and evolving the way we interact with and service our customers), in February 2013, we launched a refreshed sustainability strategy to guide our efforts for 2013–2017.

As part of the strategy, we have set 10 measurable objectives in three priority areas, which are to:

▪              help improve the way people work and live, as our society changes;

▪              help find solutions to environmental challenges; and

▪              help customers to have a better relationship with money, for a better life.

Details of our key achievements against the sustainability strategy are provided on the following pages.

2013 WESTPAC GROUP ANNUAL REPORT	9

Sustainability scorecard

The following table sets out key achievements against the 10 sustainability objectives outlined in our 2013-2017 Sustainability Strategy.

Priority area	Objective	What we have done this year
Help improve the way people work and live as our society changes	1. Ensure our workforce is representative of the community.

▪    Increased the participation of women in leadership to 42%, supported by ongoing recruitment initiatives, development, talent management and leadership role modelling.

▪    Increased focus on mainstreaming workplace flexibility to meet the needs of our employees and enable greater employee agility and productivity and the survey showed the proportion of people working flexibly increased from 43% in 2010 to 62% in 2012.

▪    Facilitated and sponsored internal and external Women of Influence award programs. Nominations for the external program increased by 40% from the previous year.

▪    Continued to grow the representation of mature age employees in our workforce and put in place training, tools and support to encourage greater participation.

▪    Released a new Accessibility Action Plan in May 2013 with initiatives to increase inclusion and participation of people with disabilities.

2. Extend length and quality of working lives.

▪    Embarked on a new Wellbeing program to help employees enhance their quality of life.

▪    More than 8,400 employees completed an online wellbeing assessment and generated a personal report to identify ways to improve their wellbeing.

▪ Developed planning tools supported by seminars to help employees achieve their goals.

	3. Anticipate the future needs of ageing and culturally diverse customers.	▪ Launched a contact centre for Prime of Life customers aged 50+ years. ▪ Continued to provide consumer education on evolving financial needs and concerns as they age and retire.

Help find solutions to environmental challenges	4. Provide products and services to help customers adapt to environmental challenges.

▪    Launched ‘Solar Shed’ in New Zealand in partnership with Meridian Energy, offering farmers easy and affordable access to solar energy through a package including a high quality grid connected solar system and a 100% Westpac equipment finance loan.

▪    Provided an education seminar series to Australian small business customers on managing in a low carbon economy through Westpac’s Davidson Institute.

5. Increase lending and investment in CleanTech and environmental services.

▪    Committed up to $6 billion for lending and investment in CleanTech and environmental services by 2017. This will double the Group’s investment in the sector and includes renewable energy, greening the property sector, water efficiency and waste management activities.

▪    Progress to date has been primarily in renewable energy, including two major wind farms and a solar farm. This work has been further supported by the establishment of a CleanTech working group with representation from across the Westpac Group.

6. Reduce our environmental footprint.

▪    Introduced technology to reduce print paper wastage.

▪    Progressed head office consolidation projects in Melbourne and Sydney.

▪    Continued to upgrade lighting in retail sites as part of the Energy Efficiency Retail program.

▪ Achieved Silver CEEDA certification for data centres.
▪ Introduced waste audits in our head office sites.
▪ Further emissions reduction expected as location based programs take effect.
▪ Achieved carbon neutrality for the first time.

Help customers to have a better relationship with money, for a better life	7. Ensure all our customers have access to the right advice to achieve a secure retirement.

▪    Launched Single Topic Personal Advice for life insurance — an advice package that provides customers with recommendations on life insurance and superannuation tailored to their situation.

▪    Launched role relevant ‘wealth’ accreditation to selected Retail & Business Banking Bank Managers, encompassing 65-80 hours of formal learning over a 12 month period.

10	2013 WESTPAC GROUP ANNUAL REPORT

INFORMATION ON WESTPAC

Priority area	Objective	What we have done this year
8. Help our customers meet their financial goals in retirement.

▪    In November 2012, BT Financial Group launched Wrap Capital Protection, a product allowing Australians to generate growth for retirement through their investment portfolio while preserving a minimum outcome at the end of an agreed term. This followed research into the needs of retirees and has particular relevance for investors in the period immediately pre- or post-retirement.

▪    In October 2012, BT Investment Management launched the BT Equity Income Series focusing on certainty of income in uncertain times and aiming to deliver competitively high income, paid regularly and with low capital volatility.

▪ Developed a Self Managed Super Fund (SMSF) bundled offer that combines relevant banking and wealth products.

9. Increase access to financial services in the Pacific.

▪    Increased total In-store merchant numbers in the Pacific to 179, up from 30, following the 2012 launch of In-store Banking, a facility allowing selected merchants to provide banking services to customers using EFTPOS terminals.

▪ Financial Education extended to all seven Pacific Island Nations, covering Money Basics, Financial First Steps and Business Basics to communities. More than 20,000 people participated.

10. Help people gain access to social and affordable housing and services.

▪    In November 2012, Westpac Institutional Bank hosted its second Annual Social and Affordable Housing Forum, bringing together more than 100 delegates from government, regulators, not-for-profit organisations, urban planners, builders, financiers and advisors to develop innovative responses to the challenges faced by the social housing sector.

▪ Following the forum, in February 2013 the Group committed to make available up to $2 billion in lending to the social and affordable housing sector by 2017.
▪ Established credit underwriting standards for the Social and Affordable Housing sector.

2013 WESTPAC GROUP ANNUAL REPORT	11

FIVE YEAR NON-FINANCIAL SUMMARY

Non-financial information as at 30 September unless indicated otherwise[1]	2013	2012	2011	2010	2009
Customer
Total customers (millions)[2]	12.2	11.8	11.5	11.3	10.6
Total online customers – active registrations (millions)[3]	4.2	4.0	3.7	3.4	4.3
Number of points of bank representation	1,544	1,538	1,532	1,517	1,491
Number of ATMs	3,814	3,639	3,544	3,625	3,540
Percentage of Talking ATMs (%)[4]	93	91	88
NPS[5] – Westpac Australia – affluent[6]	(9)	(18)	(17)	(24)	(16)
NPS – Westpac Australia – commercial[7]	(1)	(4)	3	(7)	(5)
NPS – Westpac Australia – SME[7]	(5)	(17)	(10)	(21)	(24)
NPS – St.George[8] consumer[6]	3.5	-	(2)	(4)	(9)
NPS – St.George[8] business[7]	(6)	1	(5)	3	(21)
Social Sector Banking Footings ($m)[9]	12,819	11,490	8,210	7,101	6,072
Responsible Investment Funds Under Management ($m)[10]	1,376	981	644	891	717

Employees
Total core full time equivalent staff (number at financial year end)	33,045	33,418	33,898	35,055	34,189
Employee Engagement (%)[11]	87	84	81	80	81
Employee Voluntary Attrition (%)[12]	9.8	9.9	11.8	11.8
New Starter Retention (%)[13]	86.7	84.8	83.8
High Performer Retention (%)[14]	95.7	95.9	95.4	94.3
Lost Time Injury Frequency Rate (LTIFR)[15]	1.5	1.9	2.5	2.6	2.6
Women as a percentage of the total workforce (%)	60	61	61	61	62
Women in Leadership (%)[16]	42	40	38	35

Environment
Total Scope 1 and 2 emissions – Aust and NZ (tonnes CO2-e)[17]	180,862	183,937	184,124	189,425	187,239
Total Scope 3 emissions – Aust and NZ (tonnes CO2-e)[18]	85,013	91,855	57,163	70,457	61,846
Office paper – Aust and NZ (tonnes)[19]	1,523	1,579
Proportion of infrastructure and utilities financing in renewables and hydro – Aust and NZ (%)[20]	55	52	45	52	51
Finance assessed under the Equator Principles – Group ($m)[21]	268	1,140	383	364	1,292

Social
Community investment – Group ($m)[22]	131	133	155	116	84
Community investment as a percentage of pre-tax profits – Group (%)	1.33	1.50	1.82	1.44	1.38
Community investment as a percentage of pre-tax operating profit (Cash Earnings basis) – Group (%)	1.28	1.41	1.72	1.37	1.24
Financial education – Group (participants)[23]	32,577	36,182	42,109
Financial education – Group (hours completed)[24]	70,036	73,301	85,194

Supply chain
Total supply chain spend – Aust ($bn)[25]	4.88	4.22	4.61	4.39	4.17
Percentage of top 80 suppliers screened for sustainabililty – Aust (%)[26]	98	94	92	86	99
All self assessed supplies as percentage of total supply chain spend	73	76	75	69	68

1      Dark grey shading indicates information was not collected in the relevant year.

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

5      Net Promoter Score is a metric which measures the net percentage of customers that would recommend their main financial institution to a friend or colleague. Net Promoter ScoreSM is a trademark of Bain & Co Inc., Satmetrix Systems, Inc., and Mr Frederick Reichheld.

6      Source: Roy Morgan Research, 6MMA (six month moving average).

7      Sources: DBM Consultants Business Financial Service Monitor, September 2011–2013, 6MMA; TNS Business Financial Monitor, September 2008-2009, 6MMA.

8      NPS consumer and business scores are for the St.George Banking Group. NPS Business Score for 2010 restated from TNS Business Finance Monitor to DBM Business Financial Services Monitor in order to align with metrics reported by Westpac RBB.

12	2013 WESTPAC GROUP ANNUAL REPORT

INFORMATION ON WESTPAC

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

11    Employee engagement score is determined through a voluntary employee survey conducted internally using Towers Watson’s licensed survey methodology and is a score of employee engagement levels at the time the survey is administered. 2011 data excludes Westpac Pacific.

12    Employee Voluntary Attrition refers to the total voluntary separation of permanent employees over the 12 month average total permanent headcount for the period (includes full time, part time and maximum term employees). Excludes Westpac Pacific.

13    Voluntary New Starter retention over the 12 month rolling New Starter headcount for the period (includes full time and part time permanent employees). Excludes Westpac Pacific.

14   Voluntary High Performer Retention over the 12 month rolling High Performer headcount for the period (includes full time, part time permanent and maximum term employees). Excludes Westpac Pacific.

15    Lost Time Injury Frequency Rate (LTIFR) measures the number of Lost Time Injuries, defined as injuries or illnesses (based on workers compensation claims accepted) resulting in an employee being unable to work for a full scheduled day (or shift) other than the day (or shift) on which the injury occurred where work was a significant contributing factor, per one million hours worked in the rolling 12 months reported. Excludes Westpac Pacific.

16    Women in Leadership refers to the proportion of women (permanent and maximum term employees) in people leadership roles or senior roles of influence as a proportion of all leaders across the Group. Includes CEO, Executive Team, General Managers, Senior Managers as direct reports to General Managers and the next two levels of management. Excludes Westpac Pacific.

17    Scope 1 greenhouse emissions are the release of greenhouse gases into the atmosphere as a direct result of Westpac’s Australian and New Zealand banking operations. Scope 2 emissions are indirect greenhouse gas emissions from consumption of purchased electricity from Westpac’s Australian and New Zealand banking operations. Australian data is prepared in accordance with the National Greenhouse and Energy Reporting Act 2007. New Zealand data is prepared in accordance with the New Zealand Ministry for the Environment’s guidance for greenhouse gas (GHG) reporting. These definitions also align with the GHG protocol and ISO 14064-1 standard and are reported for the period 1 July to 30 June. A new methodology has been applied in the calculation of this metric in line with new sustainability measures and accordingly 2012 comparatives for Full Year September 2012 have been restated.

18    Scope 3 emissions are greenhouse gases emitted as a consequence of Westpac’s Australian and New Zealand banking operations but by another facility. Australian data is prepared in accordance with the National Carbon Offset Standard. New Zealand data is prepared in accordance the New Zealand Ministry for the Environment’s guidance for GHG reporting. These definitions also align with the GHG protocol and ISO 14064-1 standard and are reported for the period 1 July to 30 June. A new methodology has been applied in the calculation of this metric in line with new sustainability measures and accordingly 2012 comparatives for Full Year September 2012 have been restated.

19    Total copy paper purchased (in tonnes) by the Westpac Group as reported by its suppliers. A new methodology has been applied in the calculation of this metric in line with new sustainability measures and accordingly 2012 comparatives for Full Year September 2012 have been restated.

20    Refers to aggregate committed exposures, as per APRA reporting standards.

21    The Equator Principles are a voluntary set of standards for determining, assessing and managing social and environmental risk in project financing.

22   This amount includes monetary contributions, time contributions, management costs and in-kind contributions comprising of gifts and foregone fee revenue. Foregone fee revenue includes amounts that also align to FS7 under the GRI indicator for the Financial Services Sector. Figures for 2009 have been revised to align with the GRI indicator for Community Investment.

23    Refers to the number of attendees (staff, customers and general public) at a financial education course offered by the Westpac Group. Excludes internet based courses and keynote presentations offered by the Davidson Institute.

24    Refers to the number of hours of financial education received by staff, customers and general public, offered by the Westpac Group. Excludes internet based courses and keynote presentations offered by the Davidson Institute.

25    Refers to the total dollars spent in Australian dollars with external suppliers during the reporting period.

26    Refers to the percentage of top 80 suppliers by spend that have provided a self assessment against the Sustainable Supply Chain Management (SSCM) Code of Conduct and/or SSCM Questionnaire since the introduction of SSCM in 2003.

2013 WESTPAC GROUP ANNUAL REPORT	13

Competition

The Westpac Group operates in a highly competitive environment across the regions in which we do business.

We serve the banking, wealth and risk management needs of customer segments from consumers to small businesses through to large corporate and institutional clients. The Westpac Group competes with other financial services industry players for customers covering their needs of transacting, saving, investing, protecting and borrowing with a wide set of products and services. Our competitors range from large global organisations with broad offerings to entities more focused on specific regions or products. Our competitors include financial services and advisory companies such as banks, investment banks, credit unions, building societies, mortgage originators, credit card issuers, brokerage firms, fund and asset management companies, insurance companies and internet-based financial services providers. There are also new competitors emerging from other sectors including retail, technology and telecommunications.

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

We expect competition for lending to also remain high, with slower credit growth compared to the significant credit expansion Australia experienced over the majority of the last two decades. Businesses and consumers are cautious about the global outlook and continue to reduce debt. In mortgages, this lower growth and the desire of market participants to maintain or expand their market share using price has seen strong competition over the last year. This is expected to continue, particularly if lending growth remains modest. Serving business customers’ transaction and trade financing needs has been at the centre of competitive activity as customer expectations increase.

In our wealth business, we expect competition to increase as financial institutions and industry funds move to capture a greater share of this fast growing market, particularly in superannuation (or pensions) and financial advice as the market responds to regulatory changes.

The New Zealand market is experiencing strong competition as banks vie for new customers. Competition for deposits remains intense and the home lending market is particularly competitive on price and switching incentives.

Outlook1

Australian economic conditions softened over the second half of 2012 and into 2013 with GDP growth moderating to 2.6%, unemployment trending higher to 5.7% and inflation well contained at 2.4% over the year. The slowing activity can be traced back to: a challenging international environment, with world growth below trend; a relatively high Australian dollar, eroding the competitiveness of trade exposed sectors; the continuing caution of consumers and businesses; a tightening of fiscal policy; and the beginnings of an easing in mining investment. Responding to this lower momentum, the Reserve Bank of Australia reduced the cash rate on four occasions over the past year. This easing in monetary policy has seen the cash rate at 30 September 2013, at 2.5%, 100bps lower than at 30 September 2012.

Towards the latter months of the year ended September 2013 there have been some signs of improvement: the housing sector is responding to historically low interest rates; consumers and business are showing signs of increasing confidence, with an improvement in sentiment following the 2013 federal election creating a more stable political environment; and the Australian dollar has eased modestly, but still remains relatively high.

Internationally, while world growth remains below trend, there are also some positive positions. Conditions in Europe stabilised in the June quarter and the Chinese economy showed a lift in momentum in the September quarter. Nevertheless the underlying fiscal position in the US and Europe remains fragile and sustainably restoring growth is likely to take some time. The recent shut-down of the US Government is perhaps a good indicator of the challenges still ahead. Similarly, the financial health of key economies in Europe remains weak and the path to improved growth is likely to be accompanied by further shocks.

Asian activity continues to be very sound as these economies continue to become more reliant on home-grown demand rather than on global activity. This relatively consistent growth has helped to support activity in Australia and New Zealand.

The year ahead is expected to see Australian economic growth continuing around 2.5% per annum. The pick-up in consumer and business sentiment should offset the winding back of resource related investment. However, the continuing low growth in the world’s developed economies is likely to restrain domestic growth to a below average trend level.

For the financial services sector, demand for credit is expected to improve a little following the pick-up in housing activity and because business credit is coming off a very low base and some rise in investment across the broader economy is anticipated. While credit is expected to expand 4.5% over the year, growth in funds management and insurance is expected to be somewhat stronger as the rise in compulsory super contributions and the ageing of the population will continue to see more savings directed to superannuation and preparing for retirement.

1                     All data and opinions under ‘Outlook’ are generated by our internal economists and management.

14	2013 WESTPAC GROUP ANNUAL REPORT

INFORMATION ON WESTPAC

The increasing digitisation of the economy is also expected to have a significant impact on financial services over the year as more and more activity is conducted online or via mobile devices.

For Westpac, the Group will continue to focus on its strategic priorities in the year with a particular emphasis on:

▪          remaining strong in our capital, funding and liquidity positions and continuing to improve asset quality;

▪         further improving productivity through our simplification program that aims to materially reduce complexity from our products and processes;

▪          continuing to develop our customer service channels. This includes finalising the roll-out of our new online and mobile platform and retooling our branch network to become advice hubs rather than transaction centres;

▪          reorienting the company to growth with further investment in wealth platforms, continuing our expansion in Asia and those sectors of the economy likely to experience higher growth; and

▪          further building our one team culture focusing on delivering the best outcome for customers. This includes enhancing our strong banking and wealth alignment, leveraging the skills of the institutional bank and ensuring technology continues to deliver for customers.

Given the further strengthening of our balance sheet over the year, the solid operating performance across all divisions, and the good progress on our strategic priorities, Westpac believes it is well positioned to continue delivering sound, high quality returns to shareholders.

Significant developments

Acquisition of select businesses of Lloyds Banking Group Australia

On 11 October 2013 Westpac announced it had entered into an agreement to acquire Lloyds Banking Group’s Australian asset finance business, Capital Finance Australia Limited (CFAL), and its corporate loan portfolio, BOS International (Australia) Ltd (BOSI), for $1.45 billion.

As at 31 July 2013, CFAL’s motor vehicle finance and equipment finance business had total receivables of $6.8 billion across 213,000 consumer and commercial customers. BOSI’s corporate lending portfolio totals $2.7 billion of commitments. The deal is not subject to regulatory approvals and is expected to be completed on 31 December 2013. However, Westpac has notified the Australian Competition and Consumer Commission of the transaction and is co-operating with the Commission’s informal merger review process. Based on information as at 31 July 2013, the funding requirement for Westpac is estimated to be $8 billion.

Issue of Additional Tier 1 capital securities

On 8 March 2013, Westpac issued approximately $1.4 billion of Additional Tier 1 capital securities known as Westpac Capital Notes, which qualify as Additional Tier 1 capital of Westpac under APRA’s Basel III capital adequacy framework.

Redemption and retirement of Additional Tier 1 capital securities

On 19 August 2013, $332 million of Westpac Stapled Preferred Securities (Westpac SPS) were bought back on-market and subsequently cancelled. All remaining Westpac SPS were transferred to a nominated party on 26 September 2013 and subsequently converted into Westpac ordinary shares or redeemed.

On 30 September 2013 all outstanding (USD 750 million) Trust Preferred Securities of Westpac Capital Trust III (2003 TPS) were redeemed.

Litigation

▪          Exception fees – Westpac has been served with two separate class action proceedings by customers seeking to recover exception fees paid by those customers. The first set of proceedings was commenced in December 2011 by customers of the Westpac brand; the second was commenced in February 2012 by customers of the St.George Bank and BankSA brands. Similar class actions have been commenced against several other Australian banks. Westpac has agreed with the plaintiffs to put the proceedings against Westpac on hold until at least March 2014, pending further developments in the litigation against one of those other banks.

▪          Bell litigation – Westpac was one of 20 defendant banks named in proceedings concerning the Bell Group of companies. The proceedings were brought by the liquidators of several Bell Group companies who challenged the defendant banks’ entitlement to receive the proceeds of realisation of Bell Group assets in the early 1990s.

Westpac, along with the other defendant banks, had been found liable to repay its share of the monies received from the Bell Group plus interest. In March 2013, the defendant banks were granted special leave to appeal to the High Court of Australia. The appeal was due to be heard in 2013 but has been adjourned to 2014.

On 17 September 2013 the parties announced that the matter was settled. Prior to the settlement, Westpac was entitled to file a claim as an unsecured creditor in the liquidation of the Bell companies and stood to recover part of the funds available for distribution to creditors. As part of the settlement, Westpac has agreed to release its claim for the distribution. The terms of the settlement remain confidential. The settlement is subject to various approvals being obtained in local and overseas jurisdictions, which may take up to six months. Westpac considers that appropriate provisioning has been made for this matter.

Tax developments

On 14 May 2013, the former Australian Government handed down the Federal Budget, which contained a number of proposed tax amendments. Key changes include:

▪          amendments to the Offshore Banking Unit (OBU) provisions, affecting related party dealings, transactions with other banks’ OBUs and refining the list of eligible OBU activities. These changes were originally to apply from 1 October 2013. On 29 September 2013, the Assistant Treasurer announced a deferral of the start date to a date yet to be announced;

2013 WESTPAC GROUP ANNUAL REPORT	15

▪          repealing the special rules that allow deductibility for interest incurred in deriving certain tax exempt foreign income (from 1 July 2014); and

▪          the minimum amount of equity capital that a bank must hold to satisfy the ‘Thin Capitalisation’ rules would increase from 4% of risk weighted assets of the Australian business to 6%.

It is not expected that any of these changes will have a material impact on the Westpac Group.

On 7 August 2013, the Coalition (who assumed Government in September 2013) announced that if elected, it would cut the company tax rate by 1.5% to 28.5% from 1 July 2015. However, the Coalition also announced that it intends to introduce a paid parental leave (PPL) scheme which will be funded by a 1.5% levy on large companies, which will include Westpac. This will effectively offset the benefit of the cut to the company tax rate for large companies and will also create a two-tier company tax system from 1 July 2015.

It is likely that the PPL levy will not be deductible and will not generate franking credits for the amount paid. Franking credits will only be generated on the company tax paid at the rate of 28.5%.

Globally, there has been an increased focus by revenue authorities and governments on base erosion and profit shifting between jurisdictions. The revenue authorities are reviewing cross border and inter group transactions to ensure that the correct amount of profit is recognised in the relevant jurisdiction for tax purposes.

The Westpac Group has numerous transactions for which tax transfer pricing is relevant, including:

▪          those that are executed between head office and branches (or between branches); and

▪          those executed with an external client (booked) in one jurisdiction and where support is provided by head office (or a branch) in another jurisdiction.

Westpac will continue to monitor developments, but no material impact to the Westpac Group is expected.

Changes to accounting standards

In a continuing response to the global financial crisis, governments, regulators and accounting standard setters are working to revise certain accounting standards. The objective is to achieve convergence towards a single set of high-quality, global and independent accounting standards. The specific areas that have been targeted include accounting for financial instruments, provisioning for loan impairment charges, off-balance sheet exposures, the impairment and valuation of financial assets, consolidation and lease accounting. New accounting standards dealing with consolidation and the measurement of fair value apply to the Group from 1 October 2013. These new standards are not expected to have a material impact on the Group’s financial position or performance. The Group expects that there will be a number of new standards issued in coming years that will require changes to our current accounting approaches.

Other significant developments

Basel Committee on Banking Supervision

Regulatory reforms and significant developments arising in relation to changes initiated by the Basel Committee on Banking Supervision (BCBS) include:

Liquidity

On 16 December 2010, the BCBS released the final text of the Basel III liquidity framework. The framework introduces two new liquidity measures: the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR).

The BCBS timetable for implementing the liquidity standard schedules the LCR to be introduced with a four year phase in period from 1 January 2015 and the NSFR from 1 January 2018. Both liquidity measures are subject to an observation and review period prior to implementation and as such are potentially subject to modification.

Following a consultation process in mid-2013, the Australian Prudential Regulation Authority (APRA) released a draft liquidity standard (APS 210). APRA adopted the majority of the revisions to the LCR which had been announced by the BCBS in January 2013, with the key exception being that APRA has not adopted the proposed phase-in of the LCR from January 2015. As such, under the proposed APS 210 Westpac will need to meet the requirement of a minimum LCR of 100% from 1 January 2015. The remaining qualitative requirements come into force from 1 January 2014. Westpac’s liquidity risk management framework will be amended to address the new standard by 1 January 2014.

The LCR requires banks to hold sufficient high-quality liquid assets, as defined, to withstand 30 days under a specific acute stress scenario. Since there are insufficient government bonds available in the Australian marketplace to allow institutions to meet the LCR, the Reserve Bank of Australia (RBA) has announced, jointly with APRA, that it will make available to Australian institutions a Committed Liquidity Facility (CLF) that, subject to satisfaction of qualifying conditions, can be accessed to help meet the LCR requirement.

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

16	2013 WESTPAC GROUP ANNUAL REPORT

INFORMATION ON WESTPAC

The framework includes a compliance timetable, with phase-in arrangements starting from 1 January 2013 and some elements not becoming fully effective until 1 January 2019.

In January 2011 the BCBS also issued a requirement for the contractual terms of capital instruments to include provisions for loss absorption at the point of non-viability.

On 28 September 2012, APRA released the four final capital adequacy standards that will govern the implementation of the Basel III capital framework in Australia. On 13 November 2012 APRA released updated prudential standards which incorporated the Basel III requirements for counterparty credit risk. APRA has required Australian Authorised Deposit-taking Institutions (ADIs) such as Westpac to meet the new minimum capital requirements from 1 January 2013 and has proposed that the capital conservation buffer apply in full from its introduction date of 1 January 2016.

Westpac’s current capital levels are well above the 7% common equity requirement that will apply from 1 January 2016 (including the proposed capital conservation buffer).

Other Basel Accord reforms

The Basel III capital framework also introduced a leverage ratio requirement. The BCBS proposes that introducing a simple, non-risk based leverage ratio requirement would act as a credible supplementary measure to the risk-based capital requirements. On 26 June 2013, the BCBS released a consultation paper on the leverage ratio. The paper includes detail on the proposed approach to calculation of the ratio as well as a set of public disclosure requirements for the ratio. The proposed timetable for the leverage ratio provides for testing and recalibration to occur until 2017, with public disclosure to commence from January 2015 and migration of the final standard to a Pillar 1 requirement from January 2018.

In March 2013 the BCBS issued a consultation paper on measuring and controlling large exposures. The existing large exposures framework was established in 1991 and the proposed updated framework is intended to achieve greater consistency among and between jurisdictions in the way banks and supervisors measure, aggregate and control exposures to single counterparties. The final framework is proposed to be in place by January 2019.

The BCBS is also currently conducting analysis on risk-weighted assets, which forms the denominator of the capital ratios. The BCBS has indicated that this work is intended to examine the consistency in the determination of risk-weighted assets across jurisdictions and will determine the direction of future work in this area, which will ultimately allow the BCBS to consider potential policy options.

Each of these measures are in different stages of development and, following release of the respective regulations by the BCBS, APRA will consult on and develop the regulations to apply in Australia. Until APRA develops the final rules for implementing these measures in Australia, the impact on Westpac cannot be determined.

Systemically Important Financial Institutions (SIFIs)

In November 2011, the BCBS published ‘Global systemically important banks: Assessment methodology and the additional loss absorbency requirement’. This document announced the final methodology for determining Global Systemically Important Banks (G-SIBs), and the Financial Stability Board (FSB) named 29 G-SIBs that would be subject to higher capital requirements and greater oversight. The list of G-SIBs is subject to annual review and in November 2012 the FSB issued an updated list of 28 G-SIBs as well as specifying the higher capital requirements proposed for each. These increased capital requirements will be phased in from January 2016. Westpac has not been named as a G-SIB.

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

Recovery and resolution planning

In November 2011, the FSB finalised a comprehensive package of policy measures to improve the capacity of authorities to resolve failing SIFIs, without systemic disruption and without exposing taxpayers to risk of loss. As part of the package, a Recovery and Resolution Plan is required for any firm deemed by its home authority to have systemic importance to the domestic economy. In addition, SIFIs will be subject to resolvability assessments to ensure they may be resolved without severe systemic disruption and taxpayer loss while at the same time protecting systemically important functions. APRA has undertaken a pilot Recovery Planning project applying to Australia’s largest banks, including Westpac, with final plans delivered to APRA in mid-2012. APRA has advised Westpac of its expectation that the Recovery Plan be maintained and Westpac is reviewing and updating its Recovery Plan where required.

In the US, Westpac also will be required to satisfy the resolution plan requirements of the Dodd-Frank Act, as implemented by regulations issued jointly by the US Federal Reserve Board and Federal Deposit Insurance Corporation. We expect to submit a resolution plan in relation to our US operations to US bank regulatory authorities by the applicable deadline, which is currently set for the end of 2013.

2013 WESTPAC GROUP ANNUAL REPORT	17

Australia

The Federal Government has embarked on a program of regulatory reform which will affect Westpac. This includes:

OTC derivatives reform

The over-the-counter (OTC) derivatives market is undergoing significant regulatory reform globally. The reforms aim to improve transparency, mitigate systemic risk and protect against market abuse in the OTC derivatives market by encouraging clearing through central counterparties, reporting to trade repositories, exchange trading where appropriate, and imposing higher capital requirements on non-centrally cleared contracts.

On 31 December 2012, Westpac provisionally registered with the US Commodity Futures Trading Commission as a Swap Dealer. Also, in September 2013, Westpac became a member of the Hong Kong Monetary Authority’s trade repository.

Locally, on 9 July 2013, the Australian Securities and Investments Commission (ASIC) released the Derivative Transaction Rules (Reporting) 2013 which introduces mandatory trade reporting of OTC Derivatives. Westpac commenced reporting in accordance with the ASIC requirement on 1 October 2013. This reform required Westpac to build infrastructure to enable it to report on all OTC Derivatives transactions to ASIC via a licensed or prescribed trade repository.

On 17 July 2013, the Reserve Bank of Australia (RBA), APRA and ASIC issued a report on the Australian OTC Derivatives Market in which they recommended that the Australian Government consider mandatory clearing for US dollar, Euro, British Pound and Yen denominated interest rate derivatives, primarily to maintain consistency with other international derivative regimes. The Australian Government is yet to proceed with the regulators’ recommendations.

Westpac continues to monitor developments and comply with requirements imposed under OTC derivatives reforms prescribed by international regulators. These include regulatory changes being implemented by the US Commodity Futures Trading Commission and Securities and Exchange Commission under the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act); by the European Securities and Markets Authority under the European Market Infrastructure Regulations (EMIR) and Markets in Financial Instruments Directive (MiFID II); and by various financial regulators in Asia.

On 2 September 2013, the Basel Committee on Banking Supervision (BCBS) and the International Organization of Securities Commission (IOSCO) published a report which presents the final policy framework for establishing margin requirements for uncleared OTC derivatives. The report sets out a timetable for introducing such requirements between 1 December 2015 and December 2019. At this stage, the requirements have not yet been adopted in the US, Europe or Australia.

Superannuation changes

From 1 July 2013, superannuation funds can offer MySuper products if licensed by APRA. From 1 January 2014, employers can generally only make super guarantee contributions to a default super fund which offers a MySuper product. MySuper is part of the Government’s response to the Super System (Cooper) Review and is a low cost, simple superannuation product. A MySuper product will be the default investment option where investment choice is not elected by the member. Other legislative changes include enhanced trustee and director obligations as well as ‘SuperStream’, a measure to improve the efficiency of processing superannuation transactions through the use of technology. An established project team continues to assess and implement changes to our existing superannuation products to ensure compliance with the new requirements which includes launching a number of MySuper products by December 2013.

Financial advice changes

On 27 June 2012 the Future of Financial Advice (FOFA) reforms became law. Several sets of regulations were made over the period 12 July 2012 to 28 June 2013. The FOFA reforms are aimed at improving consumer trust and confidence in, and the quality of, financial advice. The FOFA reforms include a ban on certain conflicted payments and soft dollar benefits, a ban on volume-based shelf space fees, a ban on the charging of asset-based fees on borrowed funds, a statutory best interests duty so that financial advisers must act in the best interests of their clients, and an ‘adviser charging regime’ where the investor will be required to opt-in every two years to receive ongoing advice and where advisers will be required to give annual disclosure of ongoing fees and services to investors. The majority of the proposed reforms commenced for the Westpac Group on 1 July 2013, although certain provisions relating to employee remuneration and payments under particular existing arrangements will not apply until 1 July 2014. Other aspects of the reforms, including an anti-avoidance provision and increased ASIC powers, commenced on 1 July 2012. Prior to being elected, the current Government indicated that it would look to provide greater certainty on the application of the new best interests duty and amend other certain aspects of the FOFA reforms, including the requirement to opt-in to ongoing adviser services every two years, We understand that the Government will announce its position before 31 December 2013 on any changes it proposes to make.

Privacy law reform

The Privacy Amendment (Enhancing Privacy Protection) Act 2012 (Cth) received royal assent on 12 December 2012 and will commence on 12 March 2014. It amends the Privacy Act 1988 (Cth) to replace the National Privacy Principles with new Australian Privacy Principles and introduce a new, more comprehensive credit reporting system. In addition, significant new powers are provided to the Privacy Commissioner to enforce the revised law. These privacy reforms will require review and amendment of a wide range of Westpac Group documents, systems and procedures in relation to the management of personal information.

18	2013 WESTPAC GROUP ANNUAL REPORT

INFORMATION ON WESTPAC

Westpac continues to review these developments, engage with Government, regulators and industry bodies as appropriate, and amend its systems, processes and operations to align with regulatory changes as they occur.

Changes to APRA’s crisis management powers

On 12 September 2012, the Treasury released for public consultation a paper entitled Strengthening APRA’s Crisis Management Powers, which sought comment on a series of reform proposals directed at strengthening APRA’s crisis management powers. Submissions closed on 14 December 2012. Proposals under consideration include providing APRA with the ability, in times of financial distress, to direct regulated entities (including Westpac) in relation to disclosure requirements and broadening APRA’s powers to issue other directions to regulated entities. If implemented, these proposals could affect the regulatory framework applying to Westpac and its controlled entities. However, until final proposals are published and implemented, the full extent of the impact on us is uncertain.

United States

There are a number of significant regulatory reforms currently occurring in the United States (US). These include:

Dodd-Frank Act

Legislation designed to reform the system for supervision and regulation of financial firms in the US was signed into law on 21 July 2010. The Dodd-Frank Act contains a wide range of provisions that will affect financial institutions operating in the US, including foreign banks like Westpac. Included among its provisions are reforms designed to:

▪          reduce systemic risk presented by very large financial institutions;

▪          promote enhanced supervision, regulation, and prudential standards for financial institutions;

▪          establish comprehensive supervision of financial markets;

▪          impose new limits on permissible financial institution activities and investments;

▪          expand regulation of the derivatives markets, protect consumers and investors from financial abuse; and

▪          provide the US Government with the tools needed to manage a financial crisis.

Many of the provisions of the Dodd-Frank Act require extensive rulemaking by US regulatory agencies before the provisions become effective. The issuance of final rules under the Dodd-Frank Act remains far from complete, with the process continuing. Aside from the observations regarding OTC derivatives reform above, until there is greater clarity regarding the final forms of the rules and their extra-territorial application, it is not possible to assess the full impact of the law and the regulations on our operations. However, in the event that some of the rules are implemented in or close to the current draft, significant investment in compliance and reporting programs and changes to business activities are likely to be required.

Foreign Account Tax Compliance Act (FATCA)

Legislation incorporating provisions referred to as FATCA was passed in the US on 18 March 2010. Regulations published by the US Treasury on 28 January 2013 provide detail as to how FATCA should be implemented. The legislation and regulations require Foreign Financial Institutions (FFIs), such as Westpac, to enter into an FFI agreement (if they are not subject to the provisions of a Model 1 Intergovernmental Agreement (IGA), which is discussed below) under which they agree to identify and provide the US Internal Revenue Service (IRS) with information on accounts held by US persons and certain US owned foreign entities, or otherwise face 30% withholding tax on certain payments made to the FFI. In addition, FFIs that have entered into an FFI agreement will be required to withhold on certain payments made to FFIs that have not entered into an FFI agreement (and are not subject to an IGA) and account holders who do not respond to requests to confirm their US person status and/or do not agree to the FFI reporting certain account related information to the IRS.

The IRS has also published a Model IGA in connection with the implementation of FATCA. The UK Government entered into an IGA with the US on 12 September 2012 and enacted UK domestic legislation to give effect to the provisions of that IGA on 1 September 2013. The Australian and New Zealand Governments are each currently in the process of negotiating the terms and conditions of an IGA with the US. The UK, Australian and New Zealand IGAs (once the latter two are concluded), and any IGAs that may be concluded between the US and other countries in which Westpac conducts business, will likely enable Westpac to report the required information relating to its business operations within these jurisdictions to the local tax authorities, which, in turn, will provide such information to the IRS. Further, operating within an IGA jurisdiction will relieve Westpac of the requirement to comply with an FFI agreement in relation to its business operations in that jurisdiction and to withhold from payments to, or close the accounts of, certain account holders, but Westpac will still be required to identify and report certain US accounts in that jurisdiction.

An internal project has been established and is well progressed in implementing changes to comply with the requirements of FATCA across all jurisdictions in which Westpac operates. Westpac currently expects (subject to any restrictions under local law) that it will enter into an FFI agreement with respect to its branches and affiliated FFIs not located in countries that have entered into an IGA. It is anticipated that compliance with FATCA will give rise to significant costs and operational burdens, but that IGAs will reduce those costs and burdens, where applicable.

2013 WESTPAC GROUP ANNUAL REPORT	19

New Zealand

Regulatory reforms and significant developments in New Zealand include:

Open Bank Resolution (OBR)

The Reserve Bank of New Zealand (RBNZ) OBR policy contemplates a bank being open for business on the next business day following a bank failure event and the bank being put into statutory management. From 30 June 2013 all locally incorporated registered banks with retail deposits over NZ$1 billion are required to be pre-positioned for OBR on an ongoing basis. The policy therefore applies to Westpac New Zealand Limited (WNZL) and WNZL has been compliant with the new requirements since they came into effect. In the event of failure, a bank must be able to achieve certain outcomes, including being able to freeze liabilities and process pending payments, determine customers’ account balances on a per account basis, set aside a proportion of account balances that have been frozen, and resume customers’ access to their transaction and other accounts on the next business day following the bank’s closure. Notwithstanding the pre-positioning requirement, there is no obligation on the part of the New Zealand Government to use OBR in the event of a bank failure. New conditions of registration to formally impose the OBR requirements took effect on the implementation date.

Basel III

The RBNZ has adopted the core Basel III capital measures relating to new capital ratios and most of the recommendations relating to the definition of capital. From 1 January 2013, the requirements for Total Tier 1 capital increased to 6.0% and must include common equity of 4.5%. The conservation buffer will be implemented in full from 1 January 2014 at which time Total Tier 1 capital will increase to 8.5% and will need to include 7% common equity. The countercyclical capital buffer will also be able to be deployed from 1 January 2014. The RBNZ is not specifying any upper limit on the countercyclical buffer. The RBNZ has not adopted the leverage ratio.

Financial Markets Conduct Act (FMCA)

The FMCA represents an overhaul of the existing securities law regime in New Zealand and will impact various aspects of the wider Westpac New Zealand business. It introduces changes to product disclosure and governance together with new licensing and registration requirements. The existing prospectus/investment statement dual disclosure model will no longer apply. A single product disclosure statement will be implemented and this will be supported by an online register of other material documentation. The FMCA was enacted in September 2013, however, most of the provisions will come into force at a later date. Much of the detail will be prescribed in regulations which are expected in the first half of 2014. The FMCA must be completely in force by 1 April 2017.

Credit law reform/responsible lending

The Credit Contracts and Financial Services Law Reform Bill was introduced into the House in April 2013 and was referred to the Select Committee in September. The bill reforms the entire suite of legislation that governs consumer credit contracts. The Credit Contracts and Consumer Finance Act 2003 (CCCFA) is being amended to provide for a regulatory responsible lending code. In addition, existing consumer protections are being strengthened by changing current CCCFA provisions on disclosure, fees, hardship and ‘oppressive contracts’.

Reserve Bank of New Zealand (Covered Bonds) Amendment Bill

The Reserve Bank of New Zealand (Covered Bonds) Amendment Bill provides a legislative framework for the issuance of covered bonds by New Zealand registered banks. The Bill was introduced into the House in May 2012 and had its second reading in February 2013. New Zealand registered banks are currently permitted by the RBNZ to issue covered bonds. It is a condition of registration that a covered bond issuance cannot exceed 10% of total assets. The legislation will provide certainty for investors that the cover pool assets will be disgorged from statutory management and liquidation regimes. The Bill will require the registration of covered bond programs and provides for a transition period for the registration of existing programs.

RBNZ — macro-prudential policy

In March 2013 the RBNZ released its final policy position on its macro-prudential policy framework. The policy aims to promote greater financial system stability by building additional resilience in the financial system during periods of rapid credit growth and rising leverage or abundant liquidity, and dampening excessive growth in credit and asset prices. The policy will apply only to registered banks initially and includes the following four instruments: sectoral capital requirements, restrictions on high loan to value ratio (LVR) lending; adjustments to the core funding ratio; and the countercyclical capital buffer. The latter already forms part of the Basel III reforms. A memorandum of understanding between the Minister of Finance and the RBNZ was signed in May 2013. The RBNZ released its framework for restrictions on high LVR residential mortgage lending in August 2013 and also announced that it would be imposing restrictions on this lending effective from 1 October 2013. New conditions of registration restrict residential lending with an LVR of more than 80%, to 10% of the total of the qualifying new mortgage lending amounts arising in the loan-to-valuation measurement period.

Anti-Money Laundering legislation

The Anti-Money Laundering and Countering Financing of Terrorism Act 2009 came into full force on 30 June 2013. From this date, WNZL has been compliant with the new regulatory requirements, which impose higher requirements on banks to perform customer due diligence and report on transactions, in addition to new requirements to monitor transactions. The legislation also provides for a supervisory regime.

20	2013 WESTPAC GROUP ANNUAL REPORT

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

Australia’s risk-based capital adequacy guidelines are based on the approach agreed upon by the Basel Committee on Banking Supervision. National discretion is then applied to that approach which results in Australia’s capital requirements being more stringent. Refer to ‘Capital resources – Basel Capital Accord’ in Section 2.

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

The ASX operates Australia’s primary national market for trading of securities issued by listed companies. Some of our securities (including our ordinary shares) are listed on the ASX and we therefore have obligations to comply with the ASX Listing Rules, which have statutory backing under the Corporations Act. The ASX has responsibility for the oversight of listed entities under the ASX Listing Rules and for monitoring and enforcing compliance with the ASX Operating Rules by its market, clearing and settlement participants.

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

The Australian Government’s present policy, known as the ‘four pillars policy’, is that there should be no fewer than four major banks to maintain appropriate levels of competition in the banking sector. Under the Financial Sector (Shareholding) Act 1998, the Australian Government’s Treasurer must approve an entity acquiring a stake of more than 15% in a financial sector company.

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

2013 WESTPAC GROUP ANNUAL REPORT	21

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

Anti-money laundering regulation and related requirements

Australia

Westpac has a Group-wide program to manage its obligations under the Anti-Money Laundering and Counter-Terrorism Financing Act 2006. We continue to actively engage with the regulator, AUSTRAC, on our activities.

United States

The USA PATRIOT Act of 2001 requires US financial institutions, including the US branches of foreign banks, to take certain steps to prevent, detect and report individuals and entities involved in international money laundering and the financing of terrorism. The required actions include verifying the identity of financial institutions and other customers and counterparties, terminating correspondent accounts for foreign ‘shell banks’ and obtaining information about the owners of foreign bank clients and the identity of the foreign bank’s agent for service of process in the US. The anti-money laundering compliance requirements of the USA PATRIOT Act include requirements to adopt and implement an effective anti-money laundering program, report suspicious transactions or activities, and implement due diligence procedures for correspondent and other customer accounts. Westpac’s New York branch and its other US operations maintain an anti-money laundering compliance program designed to address US legal requirements.

US economic and trade sanctions, as administered by the Office of Foreign Assets Control (OFAC), prohibit or significantly restrict US financial institutions, including the US branches and operations of foreign banks, and other US persons from doing business with certain persons, entities and jurisdictions. Westpac’s New York branch and its other US operations maintain compliance programs designed to comply with OFAC sanctions programs, and Westpac has a Group-wide program to ensure adequate compliance.

Significant contracts

Westpac’s significant long-term contracts are summarised in Note 34 to the financial statements.

Legal proceedings

Our entities are defendants from time-to-time in legal proceedings arising from the conduct of our business and material legal proceedings, if any, are described in Note 36 to the financial statements and under ‘Significant Developments’ above. As appropriate, a provision has been raised in respect of these proceedings and disclosed in the financial statements.

Principal office

Our principal office is located at 275 Kent Street, Sydney, New South Wales, 2000, Australia. Our telephone number for calls within Australia is 132 032 and our international telephone number is (+61) 2 9293 9270.

22	2013 WESTPAC GROUP ANNUAL REPORT

CORPORATE GOVERNANCE

INTRODUCTION

This corporate governance statement describes our corporate governance framework, policies and practices as at 4 November 2013.

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

We have equity securities listed on securities exchanges in Australia, New Zealand and the United States.

Australia

We comply with the ASX Corporate Governance Principles and Recommendations (ASXCGC Recommendations) published by the ASX Limited’s Corporate Governance Council (ASXCGC). We must also comply with the Corporations Act and as an ADI must comply with governance requirements prescribed by APRA under Prudential Standard CPS 510 (Governance).

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

The ASX, through the ASXCGC Recommendations, and NZX, through the NZX Corporate Governance Best Practice Code, have adopted similar ‘comply or explain’ approaches to corporate governance. However, the ASXCGC Recommendations may materially differ from the corporate governance rules and the principles of NZX’s Corporate Governance Best Practice Code.

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

Westpac’s employee equity plans have been disclosed in the Remuneration report in Section 9 of the Directors’ report, which is subject to a non-binding shareholder vote at the Annual General Meeting (AGM) and grants to our CEO are approved by shareholders. The details of all grants under our equity-based incentive plans have been disclosed in Note 25 of our financial statements for the year ended 30 September 2013.

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

Websites

This statement and a range of documents referred to in it are available on our corporate governance website at www.westpac.com.au/corpgov. This website contains copies and summaries of charters, principles and policies referred to in this statement.

2013 WESTPAC GROUP ANNUAL REPORT	23

GOVERNANCE FRAMEWORK

The diagram above shows the current Committees of the Board. From time to time the Board may form other Committees or request Directors to undertake specific extra duties.

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

24	2013 WESTPAC GROUP ANNUAL REPORT

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

▪         considering and approving the Westpac Board Renewal Policy;

▪         appointing and determining the duration, remuneration and other terms of appointment of the CEO, Chief Financial Officer (CFO) and other Group Executives;

▪         determining the remuneration of persons whose activities in the Board’s opinion affects the financial soundness of Westpac, any person specified by APRA, and any other person the Board determines;

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

All of our Non-executive Directors satisfy our criteria for independence, which align with the guidance provided in the ASXCGC Recommendations and the criteria applied by the NYSE and the US Securities and Exchange Commission (SEC).

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

Each Director is expected to disclose any business or other relationship that he or she has directly, or as a partner, shareholder or officer of a company or other entity that has an interest in Westpac or a related entity. The Board considers information about any such interests or relationships, including any related financial or other details, when it assesses the Director’s independence.

2013 WESTPAC GROUP ANNUAL REPORT	25

Size and membership of Board Committees as at 30 September 2013

	Status	Board Audit Committee	Board Risk Management Committee	Board Nominations Committee	Board Remuneration Committee	Board Technology Committee

Lindsay Maxsted	Chairman, Non-executive, Independent	✓	✓	Chair ✓

John Curtis	Deputy Chairman, Non-executive, Independent		✓	✓	Chair ✓

Gail Kelly	CEO, Executive					✓

Elizabeth Bryan	Non-executive, Independent		Chair ✓	✓	✓	✓

Gordon Cairns	Non-executive, Independent		✓		✓

Ewen Crouch	Non-executive, Independent		✓		✓

Robert Elstone	Non-executive, Independent	Chair ✓	✓	✓		✓

Peter Hawkins	Non-executive, Independent	✓	✓	✓		Chair ✓

Peter Marriott	Non-executive, Independent	✓	✓

Ann Pickard	Non-executive, Independent		✓		✓

The charts below demonstrate that our Board comprises a majority of independent Directors and show the tenure of our current Non-executive Directors.

Length of tenure of Non-executive Directors	Balance of Non-executive and Executive Directors

26	2013 WESTPAC GROUP ANNUAL REPORT

CORPORATE GOVERNANCE

Chairman

The Board elects one of the independent Non-executive Directors as Chairman. Our current Chairman is Lindsay Maxsted, who became Chairman on 14 December 2011. The Chairman’s role includes:

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

Board meetings

The Board had eight scheduled meetings for the financial year ended 30 September 2013, with additional meetings held as required. In July each year the Board discusses our strategic plan and approves our overall strategic direction. The Board also conducts a half year review of our strategy. The Board conducts workshops on specific subjects relevant to our business throughout the year. Board meetings are characterised by robust exchanges of views, with Directors bringing their experience and independent judgment to bear on the issues and decisions at hand.

Non-executive Directors regularly meet without management present, so that they can discuss issues appropriate to such a forum. In all other respects, senior executives are invited, where considered appropriate, to participate in Board meetings. They also are available to be contacted by Directors between meetings.

Meetings attended by Directors for the financial year ended 30 September 2013 are reported in Section 8 of the Directors’ report.

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

2013 WESTPAC GROUP ANNUAL REPORT	27

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

Access to information and advice

All Directors have unrestricted access to company records and information, and receive regular detailed financial and operational reports from senior management. Each Director also enters into an access and indemnity agreement which, among other things, provides for access to documents for up to seven years after his or her retirement as a Director.

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

The review process conducted in 2013 included an assessment of the performance of the Board, the Board Committees, and each Director with outputs collected, analysed and presented to the Board. The Board discussed the results and agreed follow up action on matters relating to Board composition, process and priorities.

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

Management performance evaluations for the financial year ended 30 September 2013 were conducted following the end of the financial year.

There is a further discussion on performance objectives and performance achieved in the Remuneration report contained in the Directors’ report.

28	2013 WESTPAC GROUP ANNUAL REPORT

CORPORATE GOVERNANCE

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

In particular, the Advisory Boards are responsible for:

▪         providing advice to management on management’s strategies and initiatives to continue to strengthen the unique brand position and identity;

▪         providing advice to management of the relevant brand so as to promote and preserve its distinct position and identity and align brand values with those of the relevant communities served;

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

ETHICAL AND RESPONSIBLE
DECISION-MAKING

Code of Conduct and Principles for Doing Business

Our ‘Code of Conduct’ describes the standards of conduct expected of our people, both employees and contractors. It provides a set of guiding principles to help us make the right decision every time. The six principles making up the Code are:

▪         we act with honesty and integrity;

▪         we comply with laws and with our policies;

▪         we respect confidentiality and do not misuse information;

▪         we value and maintain our professionalism;

▪         we work as a team; and

▪         we manage conflicts of interest responsibly.

The focus of each of the principles is to uphold the reputation of the Group. The Code of Conduct has the full support of the Board and the Executive Team, and we take compliance with the Code very seriously.

Our ‘Principles for Doing Business’ (the Principles) underpin the Group’s commitment to sustainable business practice and community involvement. In summary:

▪         we believe in maintaining the highest level of governance and ethical practice while protecting the interests of our stakeholders;

▪         we believe in putting our customers at the centre of everything we do;

▪         we believe our people are a crucial element of a successful service business;

▪         we are committed to managing our direct and indirect impacts on the environment;

▪         we believe being actively involved in the community is fundamental to the sustainability of our business; and

▪         we believe that our suppliers should be viewed as partners in our sustainability journey.

The Principles also align with significant global initiatives that promote responsible business practices and apply to all Directors, employees and contractors.

We also have a range of internal guidelines, communications and training processes and tools, including an online learning module entitled ‘Doing the Right Thing’, which apply to and support our Code of Conduct and the Principles.

Key policies

In addition to our Code of Conduct and the Principles, we have a number of key policies to manage our compliance and human resource requirements. We also voluntarily subscribe to a range of external industry codes, such as the Code of Banking Practice and the ePayments Code.

2013 WESTPAC GROUP ANNUAL REPORT	29

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

Conflicts of interest

Westpac Group has a detailed conflicts of interest framework, which includes a Group policy supported by more specific divisional policies and guidelines aimed at identifying and managing actual, potential or apparent conflicts of interest.

The conflicts of interest framework includes a separate Gifts and Hospitality Policy. This policy provides employees with guidance to manage their obligations relating to the giving or receiving of gifts or hospitality.

The Board

All Directors are required to disclose any actual, potential or apparent conflicts of interest upon appointment and are required to keep these disclosures to the Board up to date.

Any Director with a material personal interest in a matter being considered by the Board must declare their interest and, unless the Board resolves otherwise, may not be present during the boardroom discussions or vote on the relevant matter.

Our employees and contractors

We expect our employees and contractors to:

▪         have in place adequate arrangements for the management of actual, potential or apparent conflicts of interest;

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

Fit and Proper Person assessments

We have a Board approved Fit and Proper Policy that meets the requirements of the related APRA Prudential Standards. In accordance with that policy, we assess the fitness and propriety of our Directors and also of employees who perform specified statutory roles required by APRA Prudential Standards or ASIC guidelines. The Chairman of the Westpac Board (and in the case of the Westpac Chairman, the Westpac Board) is responsible for assessing the Westpac Board Directors, Non-executive Directors on subsidiary Boards, Group Executives, external auditors and actuaries. An executive Fit and Proper Committee is responsible under delegated authority of the Westpac Board for undertaking assessments of all other employees who hold statutory roles. In all cases the individual is asked to provide a detailed declaration, and background checks are undertaken. Assessments occur upon appointment to the relevant position and are re-assessed annually.

Concern reporting and whistleblower protection

Under our Whistleblower Protection Policy, our employees and contractors are encouraged to raise any concerns about activities or behaviour that may be unlawful or unethical. The Policy outlines all reporting channels, including our concern reporting system ‘Concern Online’ which enables reporting on an anonymous basis. Concerns may include suspected breaches of the Code of Conduct, the Principles and any internal policy or regulatory requirement.

Employees who raise concerns may choose to involve the Whistleblower Protection Officer, who is responsible for protecting the employee against victimisation.

We investigate reported concerns in a manner that is fair and objective to all people involved. If the investigation shows that wrongdoing has occurred, we are committed to changing our processes and taking action in relation to employees or contractors who have behaved incorrectly. Where illegal conduct has occurred, this may involve reporting the matter to relevant authorities.

Statistics about concerns raised are reported quarterly to both the Board Risk Management Committee and the Westpac Group Operational Risk & Compliance Committee.

Securities trading

Under the Westpac Group Securities Trading Policy, Directors, employees and contractors are restricted from dealing in any securities and other financial products if they possess inside information. They are also prohibited from passing on inside information to others who may use that information to trade in securities. In addition, Directors and any employee or contractor who, because of their seniority or the nature of their position, may have access to material non-public information about Westpac (Prescribed Employees) are subject to further restrictions, including prohibitions on trading prior to and immediately following annual and half year profit announcements.

30	2013 WESTPAC GROUP ANNUAL REPORT

CORPORATE GOVERNANCE

We manage and monitor our obligations through:

▪         the insider trading provisions of our policy, which prohibit any dealing in any securities where a Director or employee has access to inside information that may affect the price of those securities;

▪         placing limitations upon Directors, employees and contractors participating in a new product issue where their position puts them in an actual, potential or apparent position of conflict of interest;

▪         restrictions limiting the periods in which the Directors and Prescribed Employees can trade in our shares or other company securities (Blackout Periods);

▪         requiring Directors and Prescribed Employees1 to notify their intention to trade outside Blackout Periods and confirm that they have no inside information;

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

DIVERSITY

Westpac Group has a Group Diversity Policy that sets out the diversity initiatives for the Westpac Group. In this context, diversity covers gender, age, ethnicity, accessibility, flexibility, cultural background, sexual orientation and religious beliefs.

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

▪         encourages and supports the application of flexibility policies into practice across the business;

1            Prescribed Employees are employees who, because of their seniority or the nature of their position, are likely to come in contact with key financial, operational and strategic information about Westpac that will, or is likely to have, a material effect on the price or value of Westpac securities.

▪         is committed to proactively assisting Indigenous Australians to access employment across our brands; and

▪         implements our Accessibility Action Plan for employees and customers with a disability, including ensuring employment opportunities are accessible for people with disabilities.

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

At 30 September 2013, the proportion of women employed by Westpac Group was as follows:

▪         Board of Directors: 30%;

▪         leadership2 roles: 42%; and

▪         total Westpac workforce: 60%

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

Reporting

We report on our performance against these objectives in the Annual Review and Sustainability Report, the Annual Report, and the full year and half year ASX results. We also provide additional detailed information on our website. Our management and our reporting of sustainability aim to address the issues that we believe are the most material for our business and stakeholders, now and in the future. We understand that this is an evolving agenda and seek to progressively embed the management of sustainability issues into business as usual practice, while also anticipating and shaping emerging social issues where we have the skills and experience to make a meaningful difference and drive business value.

2            Women in leadership refers to the proportion of women (permanent and maximum term) in people leadership roles or senior roles of influence as a proportion of all leaders across the Group. It includes the CEO, Executive Team, General Managers, Senior Managers as direct reports to General Managers and the next two levels of management.

2013 WESTPAC GROUP ANNUAL REPORT	31

Our Sustainability Report is independently assured against the AA1000 Assurance Standard and follows the Global Reporting Initiative G3 Framework. The assurance process not only tests the integrity of the data, but also tests the effectiveness of our underlying systems and processes, and the extent to which corporate responsibility and sustainability policies and processes are embedded across our organisation. In addition, we actively participate in various independent external assessments by authoritative sustainability and governance rating organisations benchmarking us against the highest standards of governance.

FINANCIAL REPORTING

Approach to financial reporting

Our approach to financial reporting reflects three core principles:

▪         that our financial reports present a true and fair view;

▪         that our accounting methods comply with applicable accounting standards and policies; and

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

The Board Audit Committee reviews, discusses with management and the external auditor, and assesses:

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

As part of its oversight responsibilities, the Board Audit Committee also conducts discussions with a wide range of internal and external stakeholders including:

▪         the Board Risk Management Committee, CFO, Chief Risk Officer (CRO), General Manager, Group Assurance, management and the external auditor, about our major financial risk exposures and the steps management has taken to monitor and control such exposures;

▪         the General Manager, Group Assurance and external auditor concerning their audit and any significant findings, and the adequacy of management’s responses;

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

Financial knowledge

The Board Audit Committee comprises four independent, Non-executive Directors and is chaired by Robert Elstone.

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

The Board Audit Committee’s membership is set out in the table entitled ‘Size and membership of Board Committees as at 30 September 2013’ in the Directors’ report. The full qualifications of the Audit Committee members and their attendance at Board Audit Committee meetings are set out in Section 1 and Section 8 of the Directors’ report.

32	2013 WESTPAC GROUP ANNUAL REPORT

CORPORATE GOVERNANCE

External auditor

The role of the external auditor is to provide an independent opinion that our financial reports are true and fair, and comply with applicable regulations.

Our external auditor is PricewaterhouseCoopers (PwC), appointed by shareholders at the 2002 AGM. Our present PwC lead audit partner is Michael Codling and the review audit partner is Matthew Lunn. Michael Codling and Matthew Lunn assumed responsibility for these roles in December 2011 and December 2012 respectively.

The external auditor receives all Board Audit Committee and Board Risk Management Committee papers, attends all meetings of both committees and is available to Committee members at any time. The external auditor also attends the AGM to answer questions from shareholders regarding the conduct of its audit, the audit report and financial statements and its independence.

As our external auditor, PwC is required to confirm its independence and compliance with specified independence standards on a quarterly basis.

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

The breakdown of the aggregate fees billed by the external auditor in respect of each of the two most recent financial years for audit, audit-related, tax and other services is provided in Note 33 to our financial statements for the year ended 30 September 2013. A declaration regarding the Board’s satisfaction that the provision of non-audit services by PwC is compatible with the general standards of auditor independence is provided in Section 10 of the Directors’ report.

Group Assurance (internal audit)

Group Assurance is Westpac’s internal audit function providing the Board and Executive Management with an independent and objective evaluation of the adequacy and effectiveness of management’s control over risk. Group Assurance covers the governance, risk management and internal control frameworks of Westpac and its wholly owned subsidiaries. It has access to all of our entities, and conducts audits and reviews following a risk-based planning approach, the outline for which has been approved by the Board Audit Committee.

Group Assurance provides regular reports to the Board Audit Committee and, as deemed appropriate, the Board Risk Management Committee, and raises any significant issues with those Committees. The General Manager Group Assurance operates under a Group Assurance charter approved by the Board Audit Committee and has a direct reporting line to the Chairman of that Committee.

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

Once relevant information is disclosed to the market and available to investors, it is also published on our website. This includes investor discussion packs, presentations on and explanations about our financial results. Our website information also includes Annual Review and Sustainability Reports, Annual Reports, profit announcements, CEO and executive briefings (including webcasts, recordings or transcripts of all major events), notices of meetings and key media releases.

2013 WESTPAC GROUP ANNUAL REPORT	33

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

We regard the AGM as an important opportunity for engaging and communicating with shareholders. Shareholders are encouraged to attend and actively participate in our AGM, which is webcast and can also be viewed at a later time from our website. Shareholders who are unable to attend the AGM are able to lodge their proxies through a number of channels, including via the internet. At the time of receiving the Notice of Meeting, shareholders are also invited to put forward questions they would like addressed at the AGM.

CEO and CFO assurance

The Board receives regular reports from management about our financial condition and operational results, as well as that of our controlled entities. The CEO and the CFO annually provide formal statements to the Board, and have done so for the financial year ended 30 September 2013, that state that in all material respects:

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

The CEO and Executive Team are responsible for implementing our risk management strategy and frameworks, and for developing policies, controls, processes and procedures for identifying and managing risk in all of Westpac’s activities.

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

The 2nd Line of Defence – Establishment of risk management frameworks and policies and risk management oversight

Our 2nd Line of Defence is a separate risk advisory, control and monitoring function which establishes frameworks, policies, limits and processes for the management, monitoring and reporting of risk. It also evaluates and opines on the adequacy and effectiveness of 1st Line controls and application of frameworks and policies and, where necessary, requires improvement and monitors the 1st Line’s progress toward remediation of identified deficiencies.

34	2013 WESTPAC GROUP ANNUAL REPORT

CORPORATE GOVERNANCE

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

We distinguish five main types of risk:

▪         credit risk – the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac;

▪         liquidity risk – the risk that the Group will be unable to fund assets and meet obligations as they become due;

▪         market risk – the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. This includes interest rate risk in the banking book – the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities;

▪         operational risk – operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition is aligned to the regulatory (Basel II) definition, including legal and regulatory risk but excluding strategic and reputation risk; and

▪         compliance risk – the risk of legal or regulatory sanction, financial or reputation loss, arising from our failure to abide by the compliance obligations required of us as a financial services group.

In addition to, and linked to, these five main types of risk, we also manage the following risks:

▪         business risk – the risk associated with the vulnerability of a line of business to changes in the business environment;

▪         environmental, social and governance risks – the risk that the Group damages its reputation or financial performance due to failure to recognise or address material existing or emerging sustainability related environmental, social or governance issues;

▪         equity risk – the potential for financial loss arising from movements in equity values. Equity risk may be direct, indirect or contingent;

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

2013 WESTPAC GROUP ANNUAL REPORT	35

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

▪         reviews and approves the limits and conditions that apply to credit risk approval authority delegated to the CEO, CFO and CRO and any other officers of the Westpac Group to whom the Board has delegated credit approval authority;

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

▪         market risk – approving key policies and limits supporting the Market Risk Management Framework, including, but not limited to, the Value at Risk and Net Interest Income at Risk limits, and monitoring the market risk profile;

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

The Board Risk Management Committee also:

▪         approves the internal capital adequacy assessment process and in doing so reviews the outcomes of enterprise wide stress testing, sets the preferred capital ranges for regulatory capital having regard to Westpac internal economic capital measures, and reviews and monitors capital levels for consistency with the Westpac Group’s risk appetite;

▪         provides relevant periodic assurances to the Board Audit Committee regarding the operational integrity of the Risk Management Framework; and

▪         refers to other Board Committees any matters that come to the attention of the Board Risk Management Committee that are relevant for those respective Board Committees.

The Board Risk Management Committee’s membership is set out in the table titled ‘Size and membership of Board Committees as at 30 September 2013’ in the Directors’ report. The full qualifications of Board Risk Management Committee members and their attendance at Board Risk Management Committee meetings are set out in Section 1 and Section 8 of the Directors’ report.

Compliance Management Framework

Westpac’s Compliance Management Framework sets out our approach to managing compliance and mitigating compliance risk, in order to achieve our compliance objectives. To proactively manage our compliance risks, we must:

▪         comply with both the letter and ‘spirit’ of the law while being attentive to the needs of our clients;

▪         embed the requirements of our regulators into how we do business, how we conduct ourselves and how our systems and processes are designed and operate;

▪         maintain a compliance culture where everyone in every part of the Westpac Group has responsibility for compliance.

The mechanisms we use to implement our approach include:

▪         maintaining a strong governance environment;

▪         identifying obligations, developing and maintaining Compliance Plans and implementing change;

▪         developing, implementing and testing compliance controls; and

▪         monitoring and reporting incidents, issues and risks.

As with other forms of risk, business line management is primarily responsible for managing compliance. This is supported by a dedicated Compliance function covering the Group and each area of the business. The Compliance function reports to the Chief Compliance Officer.

Regular reports are provided to the Operational Risk & Compliance Committee and the Board Risk Management Committee on the status of compliance across the Group.

36	2013 WESTPAC GROUP ANNUAL REPORT

CORPORATE GOVERNANCE

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

▪         reviews and makes recommendations to the Board in relation to approving equity based remuneration plans; and

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

The Board Remuneration Committee’s membership is set out in the table titled ‘Size and membership of Board Committees as at 30 September 2013’ in the Directors’ report. The full qualifications of Board Remuneration Committee members and their attendance at Board Remuneration Committee meetings are set out in Section 1 and Section 8 of the Directors’ report.

Further details of our remuneration framework are included in the Remuneration report which is in Section 9 of the Directors’ report. The Board Remuneration Committee reviews and recommends the report for approval.

2013 WESTPAC GROUP ANNUAL REPORT	37

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

▪          reviews the level and quality of capital to ensure that it is commensurate with the Group’s risk profile, business strategy and risk appetite;

▪          oversees the Liquidity Risk Management Framework and key policies;

▪          oversees the funding and liquidity risk profile and balance sheet risk profile; and

▪          identifies emerging funding and liquidity risks and appropriate actions to address these.

38	2013 WESTPAC GROUP ANNUAL REPORT

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

Westpac Group Remuneration Oversight Committee (ROC)

▪          provides assurance that the remuneration arrangements across the Group have been examined from a People, Risk and Finance perspective;

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
Divisional business units
Business Units

▪          responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite policies; and

▪          establish and maintain appropriate risk management controls, resources and self-assurance processes.

2013 WESTPAC GROUP ANNUAL REPORT	39

Checklist of Westpac’s compliance with ASXCGC Recommendations

	ASXCGC Recommendations (with 2010 Amendments)	Reference	Compliance
Principle 1:	Lay solid foundations for management and oversight
1.1	Establish the functions reserved to the Board and those delegated to senior executives and disclose those functions.	Page 25	Comply
1.2	Disclose the process for evaluating the performance of senior executives.	Page 28	Comply
1.3	Provide the information indicated in Guide to reporting on Principle 1.	Pages 25, 28	Comply
Principle 2:	Structure the Board to add value
2.1	A majority of the Board should be independent Directors.	Pages 25–26	Comply
2.2	The chair should be an independent Director.	Page 27	Comply
2.3	The roles of chair and chief executive officer should not be exercised by the same individual.	Page 27	Comply
2.4	The Board should establish a nomination committee.	Page 27	Comply
2.5	Disclose the process for evaluating the performance of the Board, its committees and individual Directors.	Page 28	Comply
2.6	Provide the information indicated in Guide to reporting on Principle 2.	Pages 25–28	Comply
Principle 3:	Promote ethical and responsible decision-making
3.1

Establish a code of conduct and disclose the code or a summary of the code as to:

3.1.1              the practices necessary to maintain confidence in the company’s integrity

3.1.2              the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders

3.1.3              the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.

		Page 29	Comply
3.2	Establish a policy concerning diversity and disclose the policy or a summary of that policy.	Page 31	Comply
3.3	Disclose the measurable objectives for achieving gender diversity set by the Board in accordance with the diversity policy and progress towards achieving them.	Page 31	Comply
3.4	Disclose the proportion of women employees in the whole organisation, women in senior executive positions and women on the Board.	Page 31	Comply
3.5	Provide the information indicated in Guide to reporting on Principle 3.	Pages 29, 31	Comply
Principle 4:	Safeguard integrity in financial reporting
4.1	The Board should establish an audit committee.	Page 32	Comply
4.2

Structure the audit committee so that it:

▪          consists only of Non-executive Directors;

▪          consists of a majority of independent Directors;

▪          is chaired by an independent chair, who is not chair of the Board; and

▪          has at least three members.

		Pages 26, 32	Comply
4.3	The audit committee should have a formal charter.	Page 32	Comply
4.4	Provide the information indicated in Guide to reporting on Principle 4.	Pages 26, 32—33	Comply

40	2013 WESTPAC GROUP ANNUAL REPORT

CORPORATE GOVERNANCE

	ASXCGC Recommendations (with 2010 Amendments)	Reference	Compliance
Principle 5:	Make timely and balanced disclosure
5.1

Establish written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.

		Page 33	Comply
5.2	Provide the information indicated in Guide to reporting on Principle 5.	Page 33	Comply
Principle 6:	Respect the rights of shareholders
6.1	Design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose the policy or a summary of that policy.	Page 34	Comply
6.2	Provide the information indicated in Guide to reporting on Principle 6.	Page 34	Comply
Principle 7:	Recognise and manage risk
7.1	Establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Pages 34–39	Comply
7.2

The Board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively. The Board should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks.

		Pages 34–39	Comply
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

		Page 34	Comply
7.4	Provide the information indicated in Guide to reporting on Principle 7.	Pages 34–39	Comply
Principle 8:	Remunerate fairly and responsibly
8.1	Establish a remuneration committee.	Page 37	Comply
8.2	The remuneration committee should be structured so that it: ▪ consists of a majority of independent Directors; ▪ is chaired by an independent chair; and ▪ has at least three members.	Page 26	Comply
8.3	Clearly distinguish the structure of Non-executive Directors’ remuneration from that of executive Directors and senior executives.	Page 37	Comply
8.4	Provide the information indicated in Guide to reporting on Principle 8.	Pages 31, 37	Comply

2013 WESTPAC GROUP ANNUAL REPORT	41

DIRECTORS’ REPORT

Our Directors present their report together with the financial statements of the Group for the financial year ended 30 September 2013.

1. DIRECTORS

The names of the persons who have been Directors, or appointed as Directors, during the period since 1 October 2012 and up to the date of this report are: Lindsay Philip Maxsted, Gail Patricia Kelly, John Simon Curtis, Elizabeth Blomfield Bryan, Gordon McKellar Cairns, Ewen Graham Wolseley Crouch (Director from 1 February 2013), Robert George Elstone, Peter John Oswin Hawkins, Peter Ralph Marriott (Director from 1 June 2013), Ann Darlene Pickard and Peter David Wilson (retired as Director on 13 December 2012).

Particulars of the skills, experience, expertise and responsibilities of the Directors at the date of this report, including all directorships of other listed companies held by a Director at any time in the past three years immediately before 30 September 2013 and the period for which each directorship has been held, are set out below.

Name: Lindsay Maxsted, DipBus (Gordon), FCA, FAICD

Age: 59

Term of office: Director since March 2008 and Chairman since December 2011.

Date of next scheduled
re-election: December 2014.

Independent: Yes.

Current directorships of listed entities and dates of office: Director of Transurban Group (since March 2008, and Chairman since August 2010). Director of BHP Billiton Limited (since March 2011) and BHP Billiton plc (since March 2011).

Other principal directorships: Managing Director of Align Capital Pty Ltd and Director of Baker IDI Heart and Diabetes Institute Holdings Limited.

Other interests: Nil.

Other Westpac related entities directorships and period of office: Nil.

Skills, experience and expertise: Lindsay was formerly a partner at KPMG and was the CEO of that firm from 1 January 2001 to 31 December 2007. His principal area of practice prior to his becoming CEO was in the corporate recovery field managing a number of Australia’s largest insolvency / workout / turnaround engagements including

Linter Textiles (companies associated with Abraham Goldberg), Bell Publishing Group, Bond Brewing, McEwans Hardware and Brashs. He is also a former Director and Chairman of the Victorian Public Transport Corporation. Lindsay is a member of the Advisory Board of Coolmore Australia and a Fellow of the Australian Institute of Company Directors.

Westpac Board Committee membership: Chairman of the Board Nominations Committee. Member of each of the Board Audit and Board Risk Management Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Gail Kelly,
HigherDipEd, BA, MBA with
Distinction, HonDBus

Age: 57

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

Skills, experience and expertise: Gail began her banking career in 1980 in South Africa, and by 2001 Gail had held various senior management roles in a broad range of areas including retail and commercial banking, strategy, marketing and human resources. Gail has spent over eleven years as CEO of two Australian banks, St.George Bank from 2002 to 2007 and Westpac from 1 February 2008 to date. Gail is CARE Australia’s Ambassador for Women’s Empowerment.

Westpac Board Committee membership: Member of the Board Technology Committee.

Directorships of other listed entities over the past three years and dates of office: Nil.

42	2013 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

Name: John Curtis AM,
BA, LLB (Hons.)

Age: 63

Term of office: Director and Deputy Chairman since December 2008.

Date of next scheduled
re-election: December 2014.

Independent: Yes.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: Chairman of Allianz Australia Limited.

Other interests: Nil.

Other Westpac related entities directorships: Nil.

Skills, experience and expertise: For the past 25 years John has been a professional company director and has been chairman and director of a wide variety of public companies, government entities and foreign corporations. In more recent times he has been largely involved in the financial services sector with his current appointments and former appointments with Merrill Lynch, Perpetual Limited and First Data Corporation in Australia. Prior to 1987, John was a Director of Wormald International Limited and was responsible for its operations in

Australia, Europe, Asia and the Americas. During part of that time he was Chairman of the National Building and Construction Council, the peak industry body.

Westpac Board Committee membership: Chairman of the Board Remuneration Committee. Member of each of the Board Nominations and Board Risk Management Committees.

Directorships of other listed entities over the past three years and dates of office:

Nil.

Name: Elizabeth Bryan AM, BA (Econ.), MA (Econ.)

Age: 67

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

Name: Gordon Cairns, MA (Hons.)

Age: 63

Term of office: Director since July 2004.

Date of next scheduled
re-election: Not applicable. Gordon Cairns will retire following the 2013 AGM.

Independent: Yes.

Current directorships of listed entities and dates of office: Director of Origin Energy Limited (since June 2007, and Chairman since October 2013).

Other principal directorships: World Education Australia Limited. Chairman of Origin Foundation Pty Limited and Quick Service Restaurant Group Pty Limited.

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

Westpac Board Committee membership: Member of each of the Board Remuneration and Board Risk Management Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

2013 WESTPAC GROUP ANNUAL REPORT	43

Name: Ewen Crouch AM,
BEc (Hons.), LLB, FAICD

Age: 57

Term of office: Director since February 2013.

Date of next scheduled
re-election: December 2013.

Independent: Yes.

Current directorships of listed entities and dates of office: Director of Bluescope Steel Limited (since March 2013).

Other principal directorships: Sydney Symphony Limited. Chairman of Mission Australia.

Other interests: Member of the Takeovers Panel and the AICD’s Law Committee and Curriculum Portfolio Committee. Member of the Corporations Committee of the Law Council of Australia.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Ewen is one of Australia’s most accomplished mergers and acquisitions (M&A) lawyers, having worked on some of Australia’s most significant M&A transactions throughout his extensive legal career. Ewen was a partner of Allens, one of Australia’s leading law firms, from 1 July 1988 until 31 January 2013. He served as a member of the firm’s board for 11 years. He held the position of Deputy Managing Partner from 1993 to 1996, and Executive Partner, International Offices, responsible for the China and South-East Asia practices of the firm between 1999 to 2004. From 2004 to 2010 he was Co-Head,

Mergers & Acquisitions and Equity Capital Markets. From 1 January 2009 to 31 December 2012, he was Chairman of Partners. Ewen is a Fellow of the Australian Institute of Company Directors. He is admitted to practice law in New South Wales, Victoria, the Australian Capital Territory and Western Australia.

Westpac Board Committee membership: Member of each of the Board Remuneration and Board Risk Management Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Robert Elstone,
BA (Hons.), MA (Econ.), MCom

Age: 60

Term of office: Director since February 2012.

Date of next scheduled
re-election: December 2015.

Independent: Yes.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: University of Western Australia Business School.

Other interests: Adjunct Professor in the Schools of Business at the Universities of Sydney and Western Australia.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Robert has over 30 years experience in senior management roles spanning investment banking, corporate finance, wholesale financial markets and risk management. From 2006 to 2011, Robert was Managing Director and CEO of the Australian Securities Exchange. Previously, he was Managing Director and CEO of the Sydney Futures Exchange from 2000 to 2006 and, from 1995 to 2000 he was Finance Director of Pioneer International. Robert was a Non-executive Director of the National Australia Bank from 2004 to 2006, an inaugural member of the Board of Guardians of the Future Fund in 2006, and, during the years 2007 to 2009, he was Chairman of the Financial Sector Advisory Council to the Federal Treasurer. Robert is an Adjunct Professor at the Business Schools of the Universities of Sydney and Western Australia. Robert was appointed to the University of Western Australia Business School Board at the start of 2013.

Westpac Board Committee membership: Chairman of the Board Audit Committee. Member of each of the Board Technology, Board Nominations and Board Risk Management Committees.

Directorships of other listed entities over the past three years and dates of office: ASX Limited (July 2006 to October 2011).

44	2013 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

Name: Peter Hawkins,
BCA (Hons.), SF Fin, FAIM, ACA (NZ), FAICD

Age: 59

Term of office: Director since December 2008.

Date of next scheduled
re-election: December 2013.

Independent: Yes.

Current directorships of listed entities and dates of office: Mirvac Group (since January 2006).

Other principal directorships: Liberty Financial Pty Ltd, Treasury Corporation of Victoria, Murray Goulburn Co-operative Co. Limited and Clayton Utz.

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Member of the Bank of Melbourne Advisory Board since November 2010.

Skills, experience and expertise: Peter’s career in the banking and financial services industry spans over 41 years in Australia and overseas at both the highest levels of management and directorship of major organisations. Peter has held various senior management and directorship positions with Australia and New Zealand Banking Group Limited from 1971 to 2005. He was also a

Director of BHP (NZ) Steel Limited from 1990 to 1991, ING Australia Limited from 2002 to 2005, Esanda Finance Corporation from 2002 to 2005 and Visa Inc. from 2008 to 2011.

Westpac Board Committee membership: Chairman of the Board Technology Committee. Member of each of the Board Audit, Board Nominations and Board Risk Management Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

Name: Peter Marriott,
BEc (Hons.), FCA

Age: 56

Term of office: Director since June 2013.

Date of next scheduled
re-election: December 2013.

Independent: Yes.

Current directorships of listed entities and dates of office:
ASX Limited (since July 2009).

Other principal directorships: ASX Clearing Corporation Limited and ASX Settlement Corporation Limited. Chairman of Austraclear Limited.

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Peter has over 30 years experience in senior management roles in the finance industry encompassing international banking, finance and auditing. Peter joined Australia and New Zealand Banking Group Limited (ANZ) in 1993 and held the role of Chief Financial Officer from 1997 to May 2012. Prior to his career at ANZ, Peter was a banking and finance and audit and consulting partner at KPMG Peat Marwick. Peter has been a Non-executive Director of ASX Limited (and

Chairman of its Board Audit & Risk Committee) since 1 July 2009. This appointment has involved Peter acting as a Director on the ASX Group Clearing and Settlement Boards and as Chairman of Austraclear Limited. Peter was formerly a Director of ANZ National Bank Limited in New Zealand and various ANZ subsidiaries.

Westpac Board Committee membership: Member of each of the Board Risk Management and Board Audit Committees.

Directorships of other listed entities over the past three years and dates of office: ANZ National Bank Limited (November 2004 to May 2012), New Zealand listed.

Name: Ann Pickard, BA, MA

Age: 58

Term of office: Director since December 2011.

Date of next scheduled
re-election: December 2014.

Independent: Yes.

Current directorships of listed entities and dates of office: Nil.

Other principal directorships: Nil.

Other interests: Nil.

Other Westpac related entities directorships and dates of office: Nil.

Skills, experience and expertise: Ann has 25 years of international experience as a senior manager in large organisations, with responsibility for major corporate transformations, maximising return on assets in challenging environments, complex negotiations, large scale development projects and strategic planning. In June 2013, Ann was appointed Royal Dutch Shell’s Executive Vice President Arctic, Upstream Americas. Before her current role, Ann was the Executive Vice President of Shell’s upstream business in Australia from March 2010, and later her role was expanded to Country Chair of Australia in August 2010.

Prior to this, Ann was Shell’s Regional Executive Vice President for Sub Sahara Africa, overseeing the company’s exploration and production, gas and LNG activities in the region. She has also held the position of Director — Global Businesses and Strategy and been a member of the Shell Gas & Power Executive Committee with responsibility for Global LNG, Power and Gas & Power Strategy.

Westpac Board Committee membership: Member of each of the Board Risk Management and Board Remuneration Committees.

Directorships of other listed entities over the past three years and dates of office: Nil.

2013 WESTPAC GROUP ANNUAL REPORT	45

Company Secretary

Our Company Secretaries as at 30 September 2013 are John Arthur and Tim Hartin.

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

Tim Hartin (LLB (Hons.)) was appointed Group Company Secretary on 7 November 2011. Prior to his appointment, Tim worked for a number of years as a transactional lawyer at Henderson Boyd Jackson W.S. in Scotland and in London in Herbert Smith’s corporate and corporate finance division. Tim joined Gilbert + Tobin as a Consultant in 2004, where he provided corporate advisory services to ASX listed companies. Tim joined Westpac in 2006 as Counsel, Corporate Core and most recently was the Head of Legal - Risk Management & Workouts, Counsel & Secretariat.

2. EXECUTIVE TEAM

As at 30 September 2013 our Executive Team was:

Name	Position	Year Joined Group	Year Appointed to Position
Gail Kelly	Managing Director & Chief Executive Officer	2008	2008
John Arthur	Chief Operating Officer	2008	2011
Peter Clare	Chief Executive Officer, Westpac New Zealand Limited	2008	2012
Philip Coffey	Chief Financial Officer	1996	2005
Brad Cooper	Chief Executive Officer, BT Financial Group	2007	2010
George Frazis	Chief Executive Officer, St.George Banking Group	2009	2012
Brian Hartzer	Chief Executive, Australian Financial Services	2012	2012
Christine Parker	Group Executive, Human Resources & Corporate Affairs	2007	2011
Greg Targett	Chief Risk Officer	2008	2009
Rob Whitfield	Group Executive, Westpac Institutional Bank	1986	2009
Jason Yetton	Group Executive, Westpac Retail & Business Banking	1992	2011

There are no family relationships between or among any of our Directors or Executive Team members.

46	2013 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

Gail Kelly HigherDipEd, BA, MBA with Distinction, HonDBus. Age 57
Managing Director & Chief Executive Officer

Gail began her banking career in 1980 in South Africa, and by 2001 she had held various senior management roles in a broad range of areas including retail and commercial banking, strategy, marketing and human resources. Gail has spent over eleven years as Chief Executive Officer of two Australian banks, St.George Bank from 2002 to 2007 and Westpac from 1 February 2008 to date.

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

John Arthur LLB (Hons.). Age 58
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

Peter Clare BCom, MBA. Age 50
Chief Executive Officer, Westpac New Zealand Limited

Peter was appointed Chief Executive Officer, Westpac New Zealand Limited, in April 2012. Prior to this appointment, Peter held the role of Chief Operating Officer, Australian Financial Services from November 2011. Before that appointment, Peter held the role of Group Executive, Product & Operations from July 2008. Peter joined Westpac as Group Executive, Consumer Financial Services in March 2008, with responsibility for sales, service, third-party consumer product relationships and product development for Westpac’s consumer customers across Australia.

Prior to joining Westpac, Peter was Group Executive, Group Technology & Operations at St.George Bank Limited following five years as Group Executive, Strategy with St.George Bank Limited. Between 1997 and 2002, Peter worked for the Commonwealth Bank of Australia in a range of senior roles, covering strategy, merger programs, operations and performance improvement. He has also worked in management consultancy and insolvency accountancy roles.

Philip Coffey BEc (Hons.). Age 56
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

Brad Cooper DipBM, MBA. Age 51
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

2013 WESTPAC GROUP ANNUAL REPORT	47

George Frazis B Eng (Hons.), MBA (AGSM/Wharton). Age 49
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

Brian Hartzer BA European History, CFA. Age 46
Chief Executive, Australian Financial Services

Brian joined Westpac as Chief Executive, Australian Financial Services on 25 June 2012. Australian Financial Services comprises Westpac Retail & Business Banking, St.George Banking Group and BT Financial Group.

Prior to joining Westpac, Brian spent three years in the UK as CEO for Retail, Wealth and Ulster Bank at the Royal Bank of Scotland Group. Prior to that, he spent ten years with ANZ in Australia in a variety of roles, including his final role as CEO, Australia and Global Segment Lead for Retail and Wealth. Before joining ANZ, Brian spent ten years as a financial services consultant in New York, San Francisco and Melbourne.

Brian graduated from Princeton University with a degree in European History and is a Chartered Financial Analyst.

Christine Parker BGDipBus (HRM). Age 53
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

Greg Targett BEc, DipEd, SF Fin, CFTP. Age 56
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

Rob Whitfield BCom, GradDipBanking, GradDipFin, AMP (Harvard). Age 49
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

48	2013 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

3. REPORT ON THE BUSINESS

a)      Principal activities

The principal activities of the Group during the financial year ended 30 September 2013 were the provision of financial services including lending, deposit taking, payments services, investment portfolio management and advice, superannuation and funds management, insurance services, leasing finance, general finance and foreign exchange services.

There have been no significant changes in the nature of the principal activities of the Group during 2013.

b) Review of and results of operations and financial position

A review of the operations of the Group and its divisions and their results for the financial year ended 30 September 2013 is set out in Section 2 of the Annual Report under the sections ‘Review of Group operations’ and ‘Divisional performance’, which form part of this report.

Further information about our financial position and financial results is included in the financial statements in Section 3 of the Annual Report, which form part of this report.

The net profit attributable to equity holders of Westpac for the financial year ended 30 September 2013 was $6,816 million.

c) Dividends

Since 30 September 2013, Westpac has announced a final ordinary dividend of 88 cents per Westpac ordinary share and a special dividend of 10 cents per Westpac ordinary share, totalling approximately $3,047 million (2012 final ordinary dividend of 84 cents per Westpac ordinary share, totalling $2,588 million). The dividends will be fully franked and will be paid on 19 December 2013.

An interim ordinary dividend for the current financial year of 86 cents per Westpac ordinary share and a special dividend of 10 cents per Westpac ordinary share for the half year ended 31 March 2013, totalling $2,980 million, were paid as a fully franked dividend on 2 July 2013 (2012 interim ordinary dividend of 82 cents per Westpac ordinary share, totalling $2,506 million).

d) Significant changes in state of affairs and events during and since the end of 2013 financial year

Significant changes in the state of affairs of the Group during 2013 were:

▪         capital transactions including the issuance of approximately $1.4 billion of new Additional Tier 1 capital securities known as Westpac Capital Notes, the buy-back or redemption/conversion of Westpac Stapled Preferred Securities, and the redemption of the Trust Preferred Securities of Westpac Capital Trust III (2003 TPS);

▪         ongoing regulatory changes and developments, which have included changes to liquidity, capital, derivatives, financial services, taxation and other regulatory requirements; and

▪         on 11 October 2013 Westpac announced it had entered into an agreement to acquire Lloyds Banking Group’s Australian asset finance business, Capital Finance Australia Limited (CFAL), and its corporate loan portfolio, BOS International (Australia) Ltd (BOSI), for $1.45 billion.

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

e) Business strategies, developments and expected results

Our business strategies, prospects and likely major developments in the Group’s operations in future financial years and the expected results of those operations are discussed in Section 1 of the Annual Report under ‘Information on Westpac’, including under ‘Outlook’ and ‘Significant developments’.

Further information on our business strategies and prospects for future financial years and likely developments in our operations and the expected results of operations have not been included in this report because the Directors believe it would be likely to result in unreasonable prejudice to us.

2013 WESTPAC GROUP ANNUAL REPORT	49

4. DIRECTORS’ INTERESTS

a)      Directors’ interests in securities

The following particulars for each Director are set out in the Remuneration report in Section 9 of the Directors’ report and Note 41 of our consolidated financial statements for the year ended 30 September 2013 and in the tables below:

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

Directors’ interests in Westpac and related bodies corporate as at 4 November 2013

Number of Relevant Interests in Westpac Ordinary Shares		Number of Westpac Share Options	Number of Westpac Share Rights	Westpac CPS
Westpac Banking Corporation
Current Directors
Lindsay Maxsted	16,654	-	-	-
Gail Kelly	1,876,588[1]	-	711,956[2]	-
John Curtis[3]	18,287	-	-	-
Elizabeth Bryan	25,353	-	-	-
Gordon Cairns	17,038	-	-	-
Ewen Crouch	34,374	-	-	-
Robert Elstone	10,000	-	-	-
Peter Hawkins	15,218	-	-	1,370
Peter Marriott	20,000	-	-	-
Ann Pickard	9,800[4]	-	-	-
Former Directors
Peter Wilson	16,598[5]	-	-	-

1            Gail Kelly’s interest in Westpac ordinary shares includes 55,133 restricted shares held under the CEO Restricted Share Plan.

2            Share rights issued under the CEO Performance Plan.

3            John Curtis and his related bodies corporate also hold relevant interests in 470,487 units of the BT Balanced Equity Income Fund.

4            Ann Pickard’s relevant interests arise through holding 9,800 Westpac American Depository Shares (ADS). One ADS represents one Westpac fully paid ordinary share.

5            Figure displayed is as at Peter Wilson’s retirement date of 13 December 2012.

Note: Certain subsidiaries of Westpac offer a range of registered schemes. The Directors from time to time invest in these schemes and are required to provide a statement to the ASX when any of their interests in these schemes change. ASIC has exempted each Director from the obligation to notify the ASX of a relevant interest in a security that is an interest in BT Cash Management Trust (ARSN 087 531 539), BT Premium Cash Fund (ARSN 089 299 730), Westpac Cash Management Trust (ARSN 088 187 928), BT Wholesale Managed Cash Fund (ARSN 088 832 491) or BT Wholesale Enhanced Cash Fund (ARSN 088 863 469).

50	2013 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

b) Indemnities and insurance

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

For the year ended 30 September 2013, the Group has insurance cover in respect of the amounts which we may have to pay under the indemnities set out above. That cover is subject to the terms and conditions of the relevant insurance, including but not limited to the limit of indemnity provided by the insurance. The insurance policies prohibit disclosure of the premium payable and the nature of the liabilities covered.

c) Options and share rights outstanding

As at the date of this report there are 3,381,902 share options outstanding and 4,173,911 share rights outstanding in relation to Westpac ordinary shares. The expiry date of the share options range between 21 January 2014 and 1 October 2018 and the weighted average exercise price is $24.37. The latest dates for exercise of the share rights range between 21 January 2014 and 1 April 2023.

Holders of outstanding share options and share rights in relation to Westpac ordinary shares do not have any rights under the share options and share rights to participate in any share issue or interest of Westpac or any other body corporate.

d) Proceedings on behalf of Westpac

No person has applied to the Court under section 237 of the Corporations Act for leave to bring proceedings on behalf of Westpac, or to intervene in any proceedings to which Westpac is a party, for the purpose of taking responsibility on behalf of Westpac for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of Westpac with leave of the Court under section 237 of the Corporations Act.

2013 WESTPAC GROUP ANNUAL REPORT	51

5. ENVIRONMENTAL DISCLOSURE

The Westpac Group’s environmental framework starts with ‘Our Principles for Doing Business’, which outline our broad environmental principles. This framework includes:

▪         our environmental policy statement ‘Westpac and the Environment: Our Environmental Policy’, which has been in place since 1992;

▪         our sustainable supply chain management framework;

▪         our environmental, social and governance (ESG) risk management framework; and

▪         public reporting of our environmental performance. We also participate in a number of voluntary initiatives including the Carbon Disclosure Project, the Equator Principles, the United Nations Principles for Responsible Investment and the United Nations Global Compact CEO Water Mandate.

The National Greenhouse and Energy Reporting Act 2007 (Cth) (National Greenhouse Act) came into effect in July 2008. The Group reports on greenhouse gas emissions, energy consumption and production under the National Greenhouse Act for the period 1 July through 30 June each year.

The Group is subject to the reporting requirements of the Energy Efficiency Opportunities Act 2006 (Cth) (EEO Act), which requires a report to be submitted to the Commonwealth Government and the public identifying and evaluating cost effective energy savings opportunities. The Group registered under the EEO Act on 24 March 2010. Our Assessment and Reporting Schedule was submitted on 22 December 2010. The third public report will be submitted to the Commonwealth Government by 31 December 2013. The public report is available on the Westpac website once it is submitted. Through the course of engaging with the EEO Act program during 2013, Westpac implemented or is in the process of implementing 25 energy efficiency opportunities which are expected to result in energy and maintenance cost savings exceeding $700,000 per year. We comply with our obligations under the EEO Act.

The NSW Energy Savings Scheme (ESS) commenced on 1 July 2009 and it is administered by the Independent Pricing and Regulatory Tribunal of NSW. The scheme is designed to increase opportunities to improve energy efficiency in NSW by financially rewarding companies and households who undertake eligible energy efficiency projects. Under the scheme, voluntary participants, generally businesses, are awarded energy savings certificates (ESCs) following investment in energy saving activities. Mandatory scheme participants, generally electricity retailers, buy ESCs to meet legislative targets. The NSW Energy Savings Scheme is currently set to run until 2020. Since the commencement of the ESS, Westpac has earned in excess of $800,000 through the sale of ESCs.

In addition in 2013 the Group became a signatory of the National Carbon Offset Standard (NCOS) which, in line with our sustainability strategy, commits the Group to being carbon neutral under the NCOS until 30 June 2017.

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

7. POLITICAL EXPENDITURE

In line with Westpac policy, no cash donations were made to political parties during the financial year ended 30 September 2013. The expenditure reflected in the table below relates to payment for participation in legitimate political activities where they were assessed to be of direct business relevance to Westpac. Such activities include business observer programs attached to annual party conferences, policy dialogue forums and other political functions such as speeches and events with industry participants.

Political expenditure, year ended 30 September 2013

Australia

Amount $[1]
Australian Labor Party	114,080.00
Liberal Party of Australia	110,166.50
National Party of Australia	10,650.00
Total	234,896.50

1           Represents aggregate amount at both Federal and State/Territory levels.

New Zealand

The total expenditure on political activities in New Zealand for the year ended 30 September 2013 was NZ$11,580. In line with Westpac policy, no cash donations were made to political parties in New Zealand during the year.

52	2013 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

8. DIRECTORS’ MEETINGS

Each Director attended the following meetings of the Board and Committees of the Board during the financial year ended 30 September 2013:

	Notes	Board		Audit Committee		Risk Management Committee		Nominations Committee		Remuneration Committee		Technology Committee
Number of meetings held during the year
Director		A	B	A	B	A	B	A	B	A	B	A	B
Lindsay Maxsted	1	9	9	4	4	4	4	4	4	-	-	-	-
Gail Kelly	2	9	9	-	-	-	-	-	-	-	-	2	2
John Curtis	3	9	9	-	-	4	3	4	3	5	5	-	-
Elizabeth Bryan	4	9	9	-	-	4	4	4	4	5	5	2	2
Gordon Cairns	5	9	8	-	-	4	4	-	-	5	5	-	-
Ewen Crouch	6	6	6	-	-	3	3	-	-	3	3	-	-
Robert Elstone	7	9	9	4	4	4	4	3	3	-	-	2	2
Peter Hawkins	8	9	9	4	4	4	4	4	4	-	-	2	2
Peter Marriott	9	3	3	1	1	1	1	-	-	-	-	-	-
Ann Pickard	10	9	9	-	-	4	4	-	-	5	5	-	-
Peter Wilson	11	3	3	1	1	1	1	1	1	-	-	-	-

This table shows membership of standing Committees of the Board. From time to time the Board may form other committees or request Directors to undertake specific extra duties.

A - Meetings eligible to attend as a member	B - Meetings attended as a member

Unless otherwise stated, each Director has been a member, or the Chairman, of the relevant Committee for the whole of the period from 1 October 2012.

1            Chairman of the Board Nominations Committee. Member of the Board Audit Committee and the Board Risk Management Committee.

2            Member of the Board Technology Committee.

3            Chairman of the Board Remuneration Committee. Member of the Board Risk Management Committee and the Board Nominations Committee.

4            Chairman of the Board Risk Management Committee. Member of the Board Nominations Committee, the Board Remuneration Committee and the Board Technology Committee.

5            Member of the Board Risk Management Committee and the Board Remuneration Committee.

6            Ewen Crouch was appointed as a Director on 1 February 2013. Member of the Board Risk Management Committee and the Board Remuneration Committee from 1 February 2013.

7            Chairman of the Board Audit Committee from 13 December 2012. Member of the Board Audit Committee until 12 December 2012. Member of the Board Nominations Committee from 1 February 2013. Member of the Board Risk Management Committee and the Board Technology Committee.

8            Chairman of the Board Technology Committee. Member of the Board Audit Committee, the Board Risk Management Committee and the Board Nominations Committee.

9            Peter Marriott was appointed as a Director on 1 June 2013. Member of the Board Audit Committee and Board Risk Management Committee from 22 July 2013.

10         Member of the Board Risk Management Committee and the Board Remuneration Committee.

11         Peter Wilson retired from the Board and its Committees on 13 December 2012.

2013 WESTPAC GROUP ANNUAL REPORT	53

9. REMUNERATION REPORT

Introduction from the Chairman of the Board Remuneration Committee

Dear Shareholder,

We are pleased to present Westpac’s 2013 Remuneration Report (Report).

The past year has been one focused on consolidation and embedding the substantive changes made to our remuneration policies and framework over the past 2–3 years. Since 2010, we have adjusted almost every aspect of our remuneration framework including:

▪         the alignment of our target pay mix for the CEO and Senior Executives, increasing the weighting to long term incentives;

▪         the structure of our Long Term Incentive Plan performance hurdles and the removal of re-testing;

▪         our Executive Reward Policy, including our approach for benchmarking remuneration for the CEO and Senior Executives; and

▪         reducing the maximum incentive opportunity under our annual Short Term Incentive plan from 200% to 150% of target, and increasing the amount deferred from 25% to 40%.

While we have chosen to allow the substantive changes made in 2011 and 2012 to flow through the 2013 business cycle, we are mindful of the changing external environment and will be conducting a further review of some key elements of our remuneration framework in 2014.

We have not increased fixed remuneration or incentive targets for the CEO or Senior Executives since 2011, except where there was a change in role or significant market anomaly. We will be continuing with this approach for 2014.

The Group has delivered strong financial performance this year and very pleasing results and value for our shareholders. While we did not increase the fixed remuneration or incentive targets for the CEO or Senior Executives in 2013, our ‘at risk’ incentive plans have allowed us to recognise and reward high performers across our business who were instrumental in delivering these results.

We have again this year simplified and focused the Report with the aim of helping our shareholders navigate important though complex information and, as ever, welcome your feedback.

John Curtis
Chairman – Board Remuneration Committee

54	2013 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

1.    Remuneration snapshot

This section provides an overview of the Group’s remuneration arrangements during the 2013 financial year.

1.1. Remuneration strategy, principles and framework

Executive remuneration framework

The CEO and Senior Executives (Group Executives) are remunerated based on a Total Reward framework:

The target pay mix was adopted in 2012 and will be achieved over time for existing Senior Executives as their remuneration increases (noting that there were no increases to fixed remuneration or incentive targets for the CEO or Senior Executives in 2013).

The Total Reward framework has three components and, in aggregate, is benchmarked against relevant financial services competitors.

Fixed remuneration — takes into account the size and complexity of the role, individual responsibilities, experience, skills and disclosed market-related pay levels within the financial services industry.

Short-term incentive (STI) — is determined based on an STI target set using similar principles to those used for fixed remuneration, and on individual, divisional and Group performance objectives for the year. Performance is measured against risk-adjusted financial targets and non-financial targets that support the Group’s short and long-term strategy.

Long-term incentive (LTI) — is designed to retain executives and to align their performance with the long-term interests of shareholders. The amount of the award takes into account market benchmarks, individual performance over time, succession potential and key skills.

1.2. Remuneration for all other employees

The remuneration strategy for all other employees remains aligned with our approach for Senior Executives. In particular:

▪         fixed remuneration is aligned to the market and is reviewed annually;

▪         we provide superannuation for employees in Australia, New Zealand and some other countries in which we operate;

▪         employees have the opportunity to participate in an STI scheme designed to support the objectives of their division and the Group, including risk management. All employees who receive an STI award above a certain threshold have a portion of the award deferred; and

▪         eligible employees may receive an annual award of Westpac ordinary shares up to the value of $1,000 under the Employee Share Plan provided the Group meets at least one of two hurdles: an increase in share price or the achievement of a basket of strategic measures. The CEO, Senior Executives and any employees who received an STI award deferred into equity or an LTI award during the year are not eligible to receive an Employee Share Plan award for that year.

2013 WESTPAC GROUP ANNUAL REPORT	55

1.3. Key management personnel remuneration disclosed in this Report

The remuneration of key management personnel (KMP) for the Westpac Group is disclosed in this Report. In 2013, KMP included Non-executive Directors, the CEO and Senior Executives who report to the CEO and/or lead significant parts of the business.

CEO and Senior Executives

Name	Position	Term as KMP

Gail Kelly	Managing Director & Chief Executive Officer	Full Year

Senior Executives
John Arthur	Chief Operating Officer	Full Year
Peter Clare	Chief Executive Officer, Westpac New Zealand Limited	Full Year
Philip Coffey	Chief Financial Officer	Full Year
Brad Cooper	Chief Executive Officer, BT Financial Group	Full Year
George Frazis	Chief Executive Officer, St.George Banking Group	Full Year
Brian Hartzer	Chief Executive, Australian Financial Services	Full Year
Christine Parker	Group Executive, Human Resources & Corporate Affairs	Full Year
Greg Targett	Chief Risk Officer	Full Year
Rob Whitfield	Group Executive, Westpac Institutional Bank	Full Year
Jason Yetton	Group Executive, Westpac Retail & Business Banking	Full Year

Non-executive Directors

Name	Position	Term as KMP

Lindsay Maxsted	Chairman	Full Year
John Curtis	Deputy Chairman	Full Year
Elizabeth Bryan	Director	Full Year
Gordon Cairns	Director	Full Year
Ewen Crouch[1]	Director	Part Year
Robert Elstone	Director	Full Year
Peter Hawkins	Director	Full Year
Peter Marriott[2]	Director	Part Year
Ann Pickard	Director	Full Year
Peter Wilson[3]	Director	Part Year

1            Appointed 1 February 2013.

2            Appointed 1 June 2013.

3            Retired on 13 December 2012.

56	2013 WESTPAC GROUP ANNUAL REPORT

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

The Remuneration Committee supports the Board. Its primary function is to assist the Board fulfil its responsibilities to shareholders with regard to remuneration. The Remuneration Committee monitors the Group’s remuneration policies and practices, external remuneration practices, market expectations and regulatory requirements in Australia and internationally. The Committee’s purpose, responsibilities and duties are outlined in the Charter which is available on the Group’s website.

All Board Committee Charters are reviewed every two years. The Board Remuneration Committee Charter was last reviewed and amended in May 2012.

Members of the Remuneration Committee during 2013

All members of the Remuneration Committee are independent Non-executive Directors. During 2013 the members were:

▪         John Curtis (Chairman);

▪         Elizabeth Bryan;

▪         Gordon Cairns;

▪         Ewen Crouch (Member from 1 February 2013); and

▪         Ann Pickard.

Independent remuneration consultant

During 2013, the Board retained Guerdon Associates as its independent consultant to provide specialist information on executive remuneration and other Group remuneration matters. These services are provided directly to the Remuneration Committee and are independent of management. The Chairman of the Remuneration Committee oversees the engagement of, remuneration arrangements for, and payment of, the independent consultant.

Work undertaken by Guerdon Associates during 2013 included the provision of information relating to the benchmarking of CEO and Senior Executive remuneration; market practice regarding LTI valuation methodologies; and analysis regarding the Group’s Earnings per Share (EPS) based LTI performance hurdle. No remuneration recommendations as prescribed under the Corporations Act were made by Guerdon Associates in 2013.

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

2.2. Risk management

We aim to integrate effective risk management into the remuneration framework throughout the organisation. The Chairman of the Board Risk Management Committee is a member of the Remuneration Committee, and members of the Remuneration Committee are also members of the Board Risk Management Committee. In carrying out its duties, the Remuneration Committee can access personnel from risk and financial control, and engage external advisors who are independent of management.

The Group’s remuneration strategy, executive remuneration framework, policies and practices all reflect the sound risk management that is fundamental to the way we operate. The performance of each division within the Group is reviewed and measured with reference to how risk is managed and the results influence remuneration outcomes.

The executive total reward framework specifically includes features to take account of risk.

Each year the Board determines the size of the variable reward pool which funds variable reward outcomes across the Group. This is based on our performance for the year and an assessment of how profit should be shared among shareholders, employees and retained for ongoing capital requirements. The primary financial indicator used is economic profit, which measures profitability adjusted for risk in the business. Cash earnings, return on equity, cash earnings per share and dividends are also taken into account.

STI outcomes are based on both financial and non-financial measures, with the latter reflecting risk management outcomes and the Group’s progress on the implementation of our strategy. Group economic profit and Group return on equity accounted for 40% of the CEO’s scoreboard for 2013, the Senior Executive scoreboards having 40% allocated across Group economic profit and divisional economic profit and/or Group return on equity. A performance measure related to the Board’s Risk Appetite Statement accounted for a further 10% of the CEO’s and Senior Executives’ scoreboards. In addition, the CEO and each Senior Executive is assessed on specific risk measures that may influence any discretionary adjustment to the scoreboard. Ultimately, the Board has 100% discretion with the STI outcome. We believe this discretion is vital to balance a mechanistic approach in determining performance and reward outcomes and to enable previous decisions (either good or bad) to be taken into account. This discretion may be exercised both up and down.

2013 WESTPAC GROUP ANNUAL REPORT	57

Approval of remuneration decisions

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

Shareholding requirements and hedging policy

To further align their interests with shareholders, the CEO and Senior Executives are expected to build and maintain a substantial Westpac shareholding within five years of being appointed to their role. For the CEO the value of that shareholding is expected to be no less than five times her annual fixed package. For Senior Executives, the expected minimum is a value of $1.2 million.

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

The Group provides superannuation contributions in line with statutory obligations. Fixed remuneration is reviewed annually and is effective from 1 January each year taking into consideration:

▪         role and accountabilities;

▪         relevant market benchmarks within the financial services industry; and

▪         the attraction, retention and motivation of key executives given ongoing competition for talent in a challenging environment.

There have been no increases to the fixed remuneration or incentive targets for the CEO or Senior Executives following the last remuneration review. The CEO’s fixed remuneration and incentive targets have been unchanged since January 2011.

b)    STI

STI provides the opportunity for participants to earn cash and deferred equity incentives where specific outcomes have been achieved in the financial year. The CEO and Senior Executives each have a balanced scoreboard, combining both annual financial and non-financial objectives which support the Group’s strategic short and long-term goals.

STI targets

The CEO’s target STI opportunity for 2013 was $3.6 million.

STI targets for Senior Executives are set by the Remuneration Committee and approved by the Board at the beginning of each performance year based on a number of factors including market competitiveness and the nature of the role. The STI targets for the 2013 performance year did not increase for the CEO and Senior Executives. The STI awards for Senior Executives are managed within the Group-wide variable reward pool.

STI outcomes are subject to both a quantitative and qualitative assessment, including a risk management overlay, which is embedded in our scoreboard measurement process. The maximum STI opportunity is 150% of target. The Board has the capacity to adjust STI outcomes (and reduce STI outcomes to zero if appropriate) during the assessment process.

58	2013 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

STI structure

The table below details the type of equity and the instrument used to grant the 2013 deferred STI allocated to executives.

1            Shares granted under the CEO Restricted Share Plan and the Restricted Share Plan rank equally with Westpac ordinary shares for dividends and voting rights from the date they are granted. The Board has the discretion to satisfy vested share right grants and the allocation of subsequent shares to participants, or the allocation of restricted shares under the deferred STI, by either the issue of new shares or on-market purchase of shares.

2            Rights to ordinary shares entitle the holder to Westpac ordinary shares at the time of vesting.

By deferring a portion of the STI in the form of restricted equity, incentive payments are better aligned with the interests of shareholders as the ultimate value of the deferred portion is tied to movements in share price over the restriction period. Deferred STI also supports our objective of retaining key talent, as it is generally forfeited if the holder resigns during the restriction period. Deferred shares are forfeited if the Executive is dismissed for cause. The deferred STI awards recognise past performance and are not subject to further performance conditions and deferred shares attract dividend distributions over the vesting period. The shares are subject to forfeiture at Board discretion in the event of a material risk issue or financial mis-statement. Details of deferred STI allocations granted in prior years, which have been exercised during the year ended 30 September 2013, are included in Section 3.3 of this Report.

c)    LTI

The CEO and Senior Executives are also eligible for an LTI award.

LTI award opportunities

The CEO was granted an LTI award of $2.7 million for 2013 under the CEO Performance Plan, unchanged from 2012.

The award was received in the form of share rights under arrangements approved by shareholders at the 2010 Annual General Meeting.

Senior Executives receive annual LTI awards in the form of share rights under the Westpac Reward Plan. A share right is not a Westpac share and does not attract the payment of dividends.

At the beginning of each year, the Board, advised by the Remuneration Committee, sets the dollar value of the LTI award target for each Senior Executive. LTI targets for Senior Executives were unchanged from 2012.

2013 WESTPAC GROUP ANNUAL REPORT	59

LTI structure

The following diagram and table sets out the key features of LTI awards made in December 2012 to the CEO under the CEO Performance Plan and to Senior Executives under the Westpac Reward Plan.

60	2013 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

CEO Performance Plan and Westpac Reward Plan
Instrument	Share rights — the Board has the discretion to satisfy vested grants and the allocation of subsequent shares to participants by either the issue of new shares or on-market purchase of shares.
Determining the number of securities

The number of share rights each individual receives is determined by dividing the dollar value of the LTI award by the value of the share rights at the beginning of the performance assessment period (performance period).

The value of share rights is determined using a Monte Carlo simulation pricing model, which uses assumptions based on expected life, volatility, risk free interest rate and dividend yield associated with the securities and the risk of forfeiture attributed to each performance hurdle. The Monte Carlo simulation pricing model discounts the market price of Westpac shares at grant to take into consideration these assumptions. The value of a share right may differ depending on the performance hurdle applied. The value of share rights to be allocated is calculated by an independent valuer.

Performance hurdles

The CEO and Senior Executives only receive value from their LTI awards where the performance hurdles are achieved. The two hurdles for the December 2012 grants are Westpac’s relative TSR and Cash EPS CAGR.

Relative TSR provides an external comparative measure of overall returns over a specified timeframe incorporating share price movements and assuming that dividends over the period have been reinvested. The TSR data is averaged over the three months preceding the measurement date.

The Cash EPS CAGR over a three year period was introduced as an internal earnings measure for grants made from October 2011 in response to feedback from investors and a subsequent independent review of our LTI performance hurdles. Cash EPS CAGR provides a measure of Westpac’s underlying financial growth. Together, the use of these two hurdles is intended to provide a balanced view of the Group’s overall performance and provide strong alignment with shareholder interests.

Both hurdles operate independently.

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

This measure provides a link with the creation of value for shareholders over the long-term (up to three years). The companies in the 2013 ranking group for the CEO Performance Plan and the Westpac Reward Plan are:

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

Westpac has a policy of not providing guidance to the market. Accordingly, the Board will advise specific EPS targets and the Group’s performance against target following the test date.

The EPS targets were developed with the assistance of an independent external adviser who was provided access to Westpac’s long-term business plan and analyst forecasts in regard to the long-term performance of Westpac and its peers.

2013 WESTPAC GROUP ANNUAL REPORT	61

CEO Performance Plan and Westpac Reward Plan
Targets are set for stretch performance

The Board considers the vesting profile as being appropriate as 100% vesting will only occur where Westpac is ranked 3rd or better out of the total of 11 companies (including Westpac).

The TSR performance will be measured once at the completion of the 3 year performance period. Westpac shares will be allocated in satisfaction of vested share rights at no cost to participants.

It is the Board’s view that the EPS targets for both the 2011 and 2012 grants are stretching and the thresholds will be difficult to achieve in the current economic environment.

The expensed value of the December 2011 and 2012 grants in Table 5.2 have been discounted to zero and 50% respectively, reflecting the Board’s current assessment of the probability of the EPS hurdles being met and share rights vesting over time. That is, based on current forecasts the Board do not expect the December 2011 grant to meet the threshold target.

Who measures the performance hurdle outcomes?	To ensure objectivity and external validation, TSR results are calculated by an independent external consultant and are provided to the Board or its delegate to review and determine vesting outcomes.

The Cash EPS CAGR will be determined by the Board based on the Cash EPS disclosed in our results for the 2014 financial year in respect of the December 2011 awards, and 2015 in respect of the December 2012 awards.

Early vesting is possible in limited cases

For awards made since 1 October 2009, unvested securities may vest before a test date if the employee is no longer employed by the Group due to death or disability. In general, any such vesting is not subject to performance hurdles being met.

For the CEO, all unvested securities will vest if the CEO leaves the Group due to sickness or in certain circumstances, such as within 12 months of a change of control.

Retesting	There is no re-testing on awards made since 2011. Any securities remaining unvested after the nominated measurement period lapse immediately.
Lapsing of securities

Where the CEO or a Senior Executive leaves the Group due to resignation or dismissal for cause before vesting occurs, securities will lapse unless the Board determines otherwise.

Where a holder acts fraudulently or dishonestly, or is in material breach of his or her obligations under the CEO Performance Plan, the Westpac Reward Plan and/or to the Group, unexercised performance share rights (whether vested or unvested) will lapse, unless the Board determines otherwise.

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

Other long-term awards

The Restricted Share Plan and Westpac Performance Plan are used:

¾        to grant deferred STI awards to certain employees; and

¾        for one-off awards to attract Senior Executives, executives or specialist employees to the Group or for retention in specific circumstances. Where awards are made on joining, these typically compensate for real value forfeited on leaving the previous employer which might otherwise deter that executive from joining the Group.

Awards to key employees below senior management level may also be made under the Restricted Share Plan and Westpac Performance Plan. Under these arrangements, employees receive awards of Westpac ordinary shares or share rights, which are restricted for a period as determined by the Board. This allows the flexibility to tailor the restriction period to the circumstances of the award.

62	2013 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

3.2. Linking reward and performance

CEO performance objectives and key highlights

The Remuneration Committee reviews and makes recommendations to the Board on individual performance objectives for the CEO. These objectives are intended to provide a robust link between remuneration outcomes and the key drivers of long-term shareholder value. The STI objectives are set in the form of a scoreboard with targets and measures aligned to our strategic priorities cascaded from the CEO scoreboard to the relevant Senior Executive scoreboard. The key financial and non-financial objectives for the CEO in the 2013 financial year, with commentary on key highlights are provided below.

Category	Weighting	Measure[1]	Performance highlights
Return	20%	Economic Profit	¾ Delivered Economic Profit of $4,113 million, representing a 16% increase over 2012 and exceeding target.
	20%	Return on Equity	¾ 16%, up 51bps on 2012 and exceeding target.
Growth	20%	Customer Growth

¾        Westpac’s Institutional Bank retained its #1 rank as lead domestic bank for relationship banking and lead domestic bank for transactional banking, the latter for the 10th year running.

¾        Strong customer growth across our brands:

–        customers with 4 or more products up 8% in St.George and Westpac Retail & Business Bank;

–        above system growth in mortgages and deposits for St.George; and

–        achievement of strategic targets for Bank of Melbourne, including growth of customer numbers.

		Wealth Strategy	¾ Strong growth in customers who consider us their main bank, with a record number of additional Westpac Group customers taking up a Wealth product or advice.
		Asia Strategy	¾ Asia revenues increased by 33% over 2012, with significant targeted investments in footprint, capability, platforms and systems delivered during the year.
Strength	10%	Adherence to Group Risk Appetite Statement (RAS)	¾ Delivered sector leading capital, improved liquidity and funding profiles and an industry leading impairment charge while operating within our Group RAS. ¾ Outstanding credit quality performance.
	10%	Sustainable funding – Deposit to Loan Ratio	¾ Exceeded target, achieving the 2014 target 12 months ahead of plan while delivering above target returns to shareholders.
	10%	Employee Engagement	¾ Employee Engagement of 87%, above the Global High Performing norm of 85%, indicating that our employees have confidence in our vision.
		Employee Advocacy	¾ Employee Advocacy 4 points above the Global High Performing norm, exceeding target.
		Lost Time Injury Frequency Rate (LTIFR)	¾ We have made significant progress in embedding a strong safety culture across the Group, our LTIFR results improving 23%, well ahead of target.
		Retention of employees in 1st year of service	¾ Implementation of key strategies focussed on retaining employees that join the Westpac Group have resulted in our new starter retention rate increasing to 86.7%, exceeding target.
Productivity	10%	Expense to Income Ratio	¾ We continued to lead the industry with an Expense to Income Ratio of 40.9%, on target.
		Revenue per Full-Time Equivalent Employee (FTE)	¾ Delivered increased revenue per FTE, in line with target.
Radical Simplification Program

¾        The Program has made significant progress in simplifying our key business processes and technology systems to make it easier for our customers to do business with us; and providing our employees with the necessary tools, processes and frameworks to simplify their work.

¾        Culture of continuous improvement well embedded in the Group.

1           Individual measures will differ for each Senior Executive.

2013 WESTPAC GROUP ANNUAL REPORT	63

Our primary financial measure is economic profit which the Board believes, in combination with return on equity, is the best measure of risk adjusted returns and of the value created for shareholders. The remaining measures focus on ensuring that we remain strong; deliver targeted growth; drive simplification, innovation and productivity while helping our customers, communities and people to prosper and grow.

Aligning pay with performance and shareholder return

The following graphs show the CEO’s STI payment as a percentage of target STI and its relationship to our primary financial metric, Group economic profit, and the Group’s TSR over the past three years. The final STI outcome for 2013 reflects the Board’s view of performance across all balanced scoreboard measures relative to planned outcomes, and the value the Group has delivered for our shareholders.

STI Award for CEO vs. Economic Profit	Total Shareholder Return 2010–2013

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

64	2013 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

LTI performance outcomes

The following table provides the Group’s TSR, dividend, share price and cash earnings per share performance each year from 2009 to 2013.

	Years Ended 30 September
	2013	2012	2011	2010	2009
TSR – three years	66.09%	25.61%	9.6%	3.7%	20.0%
TSR – five years	90.91%	20.03%	18.5%	51.5%	76.7%
Dividends per Westpac share (cents)[1]	174	166	156	139	116
Cash Earnings per Westpac share[2,3]	$2.29	$2.16	$2.09	$1.98	$1.64
Share price – high	$34.79	$24.99	$25.60	$28.43	$26.74
Share price – low	$24.23	$19.00	$17.84	$20.56	$14.40
Share price – close	$32.73	$24.85	$20.34	$23.24	$26.25

1            Does not include 20 cent special dividends determined in 2013.

2            Cash earnings are not prepared in accordance with A-IFRS and have not been subject to audit.

3            2009 cash earnings per share are on a pro forma basis. That is, prepared as if the merger with St.George was completed on 1 October 2008.

The vesting outcomes for awards made to the CEO and Senior Executives under the CEO Performance Plan and Westpac Reward Plan that reached a scheduled test date during the reporting period are set out below.

								Remain
		Commencement			TSR Percentile in	Vested	Lapsed	in Plan
Equity Instrument	Type of Equity	Date[1]	Test Date		Ranking Group	%	%	%

CEO Performance Plan	Performance options	1 December 2008	1 December 2012	[2]	80th percentile	100	-	-
	and share rights	21 December 2009	20 December 2012		60th percentile	70	-	30

Westpac Reward Plan	Performance options	1 October 2008	1 October 2012	[2]	80th percentile	100	-	-
	and share rights	1 October 2009	1 October 2012		70th percentile	90	-	10

1            Commencement date refers to the commencement of the performance period.

2            2nd Test Date — 90% of these awards vested in 2012; the remaining 10% vested in 2013. There has been no re-testing for awards granted since 2011.

3.3. Remuneration outcomes for the CEO and Senior Executives – Linking Reward and Performance

The following table has been prepared to provide shareholders with an outline of the remuneration which has been received for the 2013 performance year either as cash or in the case of prior equity awards, the value which has vested in 2013 (see note 4 below). Details in this table supplement the statutory requirements in Section 5.2. Unlike the statutory table, which represents remuneration outcomes prepared in accordance with accounting standards (A-IFRS), this table shows the actual remuneration value received by Executives and is not prepared in accordance with A-IFRS.

	Fixed Remuneration[1]	2013 STI Cash Payment[2]	2013 Total Cash Payments[3]	Prior Year Equity Awards[4] Vested during 2013	Prior Year Equity Awards[4] Forfeited during 2013
	$	$	$	$	$
Managing Director & Chief Executive Officer
Gail Kelly	2,989,989	2,656,800	5,646,789	5,345,598	-
Senior Executives
John Arthur	1,198,844	951,600	2,150,444	986,173	-
Peter Clare	1,012,120	900,000	1,912,120	1,289,840	-
Philip Coffey	1,278,053	1,263,600	2,541,653	1,816,235	-
Brad Cooper	1,034,451	1,320,000	2,354,451	1,599,807	-
George Frazis	950,162	1,171,200	2,121,362	1,499,041	-
Brian Hartzer[5]	2,164,019	1,088,100	3,252,119	3,268,225	-
Christine Parker	802,855	691,200	1,494,055	438,130	-
Greg Targett	1,321,322	841,800	2,163,122	1,328,297	-
Rob Whitfield	1,768,837	1,171,200	2,940,037	1,659,052	-
Jason Yetton	810,358	649,800	1,460,158	621,036	-

1	Fixed remuneration includes cash salary, annual leave accrual and salary sacrificed items plus employer superannuation.
2

The cash STI payment represents 60% of the 2013 STI outcome and will be paid in December 2013. The remaining 40% is deferred in the form of equity and will vest in equal tranches in October 2014 and 2015.

3	This is the addition of the first and second columns.
4

Prior year equity awards include both deferred STI and LTI allocations subject to performance hurdles which have vested in 2013 (refer Brian Hartzer below). The equity value has been calculated as the number of securities that vested during the year ended 30 September 2013, multiplied by the five day volume weighted average price of Westpac ordinary shares at the time they vested, less any exercise price payable.

5

Brian Hartzer – Chief Executive, Australian Financial Services was recruited to the Group in late 2011 and commenced employment in June 2012. The value shown as vested equity above relates to a specific allocation made in 2012, which reflects equity foregone with his previous employer.

2013 WESTPAC GROUP ANNUAL REPORT	65

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

Non-executive Director remuneration consists of the following components:

Remuneration component	Paid as	Detail

Base fee	Cash	This fee is for service on the Westpac Banking Corporation Board. The base fee for the Chairman covers all responsibilities, including all Board Committees.
Committee fees	Cash	Additional fees are paid to Non-executive Directors for chairing or participating in Board Committees.
Superannuation	Superannuation	Reflects statutory superannuation contributions which are capped at the superannuation maximum contributions base as prescribed under the Superannuation Guarantee legislation.
Subsidiary Board and Advisory Board fees	Cash	Fees are for service on Subsidiary Boards and Advisory Boards. These fees are paid by the relevant subsidiary company.

Non-executive Director remuneration in 2013

For the year ended 30 September 2013, there were no changes made to Non-executive Director remuneration.

Changes to Board and Committee composition

The following changes were made to Board and Committee composition:

¾        Robert Elstone was appointed Chairman of the Audit Committee, replacing Peter Wilson, effective 13 December 2012; and

¾        Ewen Crouch and Peter Marriott were appointed as Non-executive Directors to the Westpac Board effective 1 February 2013 and 1 June 2013 respectively.

Fee pool

At the 2008 Annual General Meeting, the current fee pool of $4.5 million per annum was approved by shareholders. For the year ended 30 September 2013, $3.01 million (67%) of this fee pool was used. The fee pool is inclusive of employer superannuation contributions.

Fee framework

This section details the current Non-executive Director fee framework.

Base and committee fees

The following table sets out the Board and standing Committee fees:

Annual Rate
Base Fee	$
Chairman	760,000
Deputy Chairman	270,000
Non-executive Directors	210,000
Committee Chairman Fees
Audit Committee	60,000
Risk Management Committee	60,000
Remuneration Committee	48,000
Technology Committee	30,000
Committee Membership Fees
Audit Committee	30,000
Risk Management Committee	30,000
Remuneration Committee	24,000
Technology Committee	15,000

Committee fees are not payable to the Chairman and members of the Nominations Committee.

66	2013 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

Superannuation

The Group pays superannuation contributions to Non-executive Directors of up to 9.25% of their fees (9% prior to 1 July 2013). These contributions are capped at the maximum compulsory superannuation contributions base prescribed under Superannuation Guarantee legislation. Employer contributions are paid into an eligible superannuation fund nominated by the Director.

Subsidiary Board and Advisory Board fees

Throughout the reporting period, additional fees were payable to certain Directors for membership on Subsidiary Boards or Advisory Boards. These fees vary according to the position held, the size, level and nature of activity in the division and the time commitment required.

The table below sets out the annual fees payable to the relevant Directors for service on Subsidiary and Advisory Boards in 2013:

Director	Subsidiary/Advisory Board	Role	Annual Rate
Peter Hawkins	Bank of Melbourne Advisory Board	Director	$35,000
Peter Wilson[1]	Westpac New Zealand Limited	Chair	$139,883

1           The fees for service on the WNZL Subsidiary Board are paid in New Zealand dollars and have been converted to Australian dollars using the 2013 year to date average exchange rate (1AUD = 1.2153NZD).

Equity participation

Non-executive Directors have voluntarily resolved to build and maintain their individual holdings of Westpac ordinary shares to align their interests with the long-term interests of shareholders. Details of Non-executive Directors’ Westpac (and related bodies corporate) shareholdings are set out in Section 4 (a) of the Directors’ report.

2013 WESTPAC GROUP ANNUAL REPORT	67

5. Required remuneration disclosures

5.1. Details of Non-executive Director remuneration

Details of Non-executive Director remuneration are set out in the table below:

	Short-term Benefits		Post Employment Benefits
	Westpac Banking Corporation Board Fees[1]	Subsidiary and Advisory Board Fees	Superannuation	Retiring Allowance Accrued During the Year[4]	Total
Name	$	$	$	$	$

Lindsay Maxsted, Chairman
2013	760,000	-	16,870	-	776,870
2012	661,503	-	15,961	-	677,464

John Curtis, Deputy Chairman
2013	348,000	-	16,816	-	364,816
2012	365,770	-	15,961	-	381,731

Elizabeth Bryan
2013	309,000	-	16,870	-	325,870
2012	323,377	-	15,961	-	339,338

Gordon Cairns
2013	264,000	-	16,870	-	280,870
2012	278,377	-	15,961	-	294,338

Ewen Crouch, appointed 1 February 2013
2013	174,646	-	11,372	-	186,018

Robert Elstone
2013	310,096	-	16,870	-	326,966
2012	182,254	-	9,194	-	191,448

Peter Hawkins
2013	300,000	35,000	16,816	-	351,816
2012	300,000	35,000	15,961	-	350,961

Peter Marriott, appointed 1 June 2013
2013	80,504	-	5,784	-	86,288

Ann Pickard
2013	264,000	-	16,870	-	280,870
2012	205,836	-	13,332	-	219,168

Former Non-executive Directors
Peter Wilson[2], retired on 13 December 2012
2013	62,308	28,941	3,421	-	94,670
2012	306,489	131,875	15,961	-	454,325

Total fees
2013	2,872,554	63,941	138,559	-	3,075,054
2012[3]	3,038,587	279,693	146,451	14,427	3,479,158

1	Includes fees paid to the Chairman and members of Board Committees.
2

Peter Wilson remains the Chairman of Westpac New Zealand Ltd. The fees in this table have been pro-rated consistent with his tenure as a member of the Westpac Board. The annual fee is disclosed in Section 4.

3	The total fees for 2012 reflect the prior year remuneration for the 2012 reported Non-executive Directors.
4	There were no Non-executive Directors with a retiring allowance in 2013.

68	2013 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

5.2. Remuneration details – KMP and other Senior Executives

This section sets out details of remuneration for the CEO and Senior Executives for the 2013 financial year, calculated in accordance with statutory accounting requirements.

	Short-term Benefits				Post Employment Benefits		Share-based Payments
	Fixed Remu- neration[1]	STI (cash)[2]	Non- monetary Benefits[3]	Other Short-term Benefits[4]	Superann- uation Benefits[5]	Long Service Leave[6]	Restricted Shares[7]	Options[8]	Share Rights[8]	Total[9]
Name	$	$	$	$	$	$	$	$	$	$

Managing Director & Chief Executive Officer
Gail Kelly
2013	2,964,957	2,656,800	11,026	-	25,032	51,108	1,621,079	-	1,848,328	9,178,330
2012	3,001,714	2,268,000	2,565	-	27,102	51,217	1,704,358	63,862	2,473,166	9,591,984
Senior Executives
John Arthur, Chief Operating Officer
2013	1,175,117	951,600	14,293	-	23,727	18,260	484,297	-	441,316	3,108,610
2012	1,131,518	702,000	13,053	-	43,503	31,205	471,581	-	384,414	2,777,274
Peter Clare, Chief Executive Officer, Westpac New Zealand Limited
2013	1,008,654	900,000	18,293	-	3,466	-	183,193	-	682,595	2,796,201
2012	973,964	810,000	158,423	-	14,056	15,975	592,446	173	409,671	2,974,708
Philip Coffey, Chief Financial Officer
2013	1,253,051	1,263,600	3,028	-	25,002	(254,682)	769,480	-	434,553	3,494,032
2012	1,312,031	1,080,000	2,033	-	43,270	44,198	825,490	222	548,696	3,855,940
Brad Cooper, Chief Executive Officer, BT Financial Group
2013	1,009,555	1,320,000	3,028	-	24,896	15,217	763,815	-	449,082	3,585,593
2012	956,185	1,080,000	3,013	-	50,791	15,244	766,713	195	594,341	3,466,482
George Frazis, Chief Executive Officer, St.George Banking Group
2013	925,231	1,171,200	22,505	-	24,931	15,221	660,204	-	316,218	3,135,510
2012	1,005,158	912,000	2,888	-	28,254	7,627	486,064	167,365	660,959	3,270,315
Brian Hartzer, Chief Executive, Australian Financial Services[10]
2013	2,145,092	1,088,100	3,028	-	18,927	33,487	72,161	-	114,447	3,475,242
FY13 Remuneration impact relating to recruitment
2013	-	-	644,488	-	-	-	3,373,875	-	-	4,018,363
2012	622,080	150,000	185,712	370,000	10,614	8,985	2,461,533	-	-	3,808,924
Christine Parker, Group Executive, Human Resources & Corporate Affairs
2013	782,964	691,200	223,677	-	19,891	12,177	374,529	-	137,885	2,242,323
2012	825,411	600,000	46,109	-	19,253	17,357	307,823	26	84,774	1,900,753
Greg Targett, Chief Risk Officer
2013	1,296,512	841,800	3,028	-	24,810	20,549	485,315	-	388,659	3,060,673
2012	1,323,898	690,000	3,013	-	43,601	33,242	537,857	-	493,833	3,125,444
Rob Whitfield, Group Executive, Westpac Institutional Bank
2013	1,744,159	1,171,200	299,326	-	24,678	27,373	827,911	-	359,415	4,454,062
2012	1,711,723	1,296,000	160,603	-	24,326	27,423	688,660	130	530,560	4,439,425
Jason Yetton, Group Executive, Westpac Retail & Business Banking
2013	790,984	649,800	3,028	-	19,374	12,170	434,004	-	243,598	2,152,958
2012	834,966	660,000	1,736	-	24,126	30,681	339,824	-	124,471	2,015,804

[1]

Fixed remuneration is the total cost of salary, salary sacrificed benefits (including motor vehicles, parking, etc., and any associated fringe benefits tax) and an accrual for annual leave entitlements.

[2]	2013 STI figures reflect annual cash performance awards accrued but not yet paid in respect of the year ended 30 September 2013.
[3]

Non-monetary benefits are determined on the basis of the cost to the Group (including associated fringe benefits tax, where applicable) and include annual health checks, provision of taxation advice, relocation costs, living away from home expenses and allowances.

[4]	The payment to Brian Hartzer in 2012 reflects annual incentive foregone from his previous employer.
[5]	The CEO and Senior Executives are provided with insurance cover under the Westpac Group Plan at no cost. Superannuation benefits have been calculated consistent with AASB 119.
[6]	Phil Coffey took long service leave during the year which resulted in a negative adjustment of $254,682.
[7]	The value of restricted shares is amortised over the applicable vesting period, and the amount shown is the amortisation relating to the 2013 reporting year (and 2012 year as comparison).

2013 WESTPAC GROUP ANNUAL REPORT	69

The equity granted to Brian Hartzer on his recruitment in 2012 relates to equity foregone with his previous employer and will be forfeited if Mr Hartzer resigns or is terminated for cause before the vesting dates.

[8]

Equity-settled remuneration is based on the amortisation over the vesting period (normally two or three years) of the ‘fair value’ at grant date of hurdled and unhurdled options and share rights that were granted during the four years ended 30 September 2013. Details of prior years’ grants have been disclosed in previous Annual Reports.

[9]

The percentage of the total remuneration which is performance related (i.e., STI cash plus share based payments) was: Gail Kelly 67%, John Arthur 60%, Peter Clare 63%, Philip Coffey 71%, Brad Cooper 71%, George Frazis 68%, Brian Hartzer 62%, Christine Parker 54%, Greg Targett 56%, Rob Whitfield 53% and Jason Yetton 62%. The percentage of total remuneration delivered in the form of options (including share rights) was: Gail Kelly 20%, John Arthur 14%, Peter Clare 24%, Philip Coffey 12%, Brad Cooper 13%, George Frazis 10%, Brian Hartzer 2%, Christine Parker 6%, Greg Targett 13%, Rob Whitfield 8% and Jason Yetton 11%.

[10]

Brian Hartzer’s remuneration for 2013 has been separated into two elements, the first line being his remuneration as the Chief Executive, AFS for 2013, the second line being those elements which have been incurred as the result of the buy-out of equity forfeited on his resignation from his previous employer and includes $362,125 in relocation-related benefits and $282,363 FBT expense on his relocation from London. Brian Hartzer’s 2012 remuneration shows the combined remuneration values. Brian received a total relocation benefit of $185,712, inclusive of FBT in 2012.

5.3. STI allocations for the CEO and Senior Executives

This section sets out details of STI awards for the CEO and Senior Executives for the 2013 financial year.

	STI Target	Maximum STI[1]	STI Portion Paid in Cash[2]			STI Portion Deferred[3]
	$	%	%		$	%		$
Managing Director & Chief Executive Officer
Gail Kelly	3,600,000	150	60	2,656,800		40	1,771,200
Senior Executives
John Arthur	1,300,000	150	60	951,600		40	634,400
Peter Clare	1,500,000	150	60	900,000		40	600,000
Philip Coffey	1,800,000	150	60	1,263,600		40	842,400
Brad Cooper	2,000,000	150	60	1,320,000		40	880,000
George Frazis	1,600,000	150	60	1,171,200		40	780,800
Brian Hartzer	1,550,000	150	60	1,088,100		40	725,400
Christine Parker	900,000	150	60	691,200		40	460,800
Greg Targett	1,150,000	150	60	841,800		40	561,200
Rob Whitfield	1,600,000	150	60	1,171,200		40	780,800
Jason Yetton	950,000	150	60	649,800		40	433,200

[1]	The maximum STI Potential is 150% of the individual STI Target.
[2]	60% of the STI outcome for the year is paid as cash in December 2013.
[3]	40% of the actual STI outcome is deferred in the form of restricted shares or share rights, half vesting on 1 October 2014 and the remainder vesting on 1 October 2015.

70	2013 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

5.4. Movement in equity-settled instruments during the year

This table shows the details of movements during 2013 in the number and value of equity instruments for the CEO and Senior Executives under the relevant plans.

Name	Type of Equity Instrument	Number Granted[1]	Number Vested[2]	Number Exercised[3]	Value Granted[4] $	Value Exercised[5] $	Value Forfeited or Lapsed[5,6] $

Managing Director & Chief Executive Officer
Gail Kelly	CEO Performance options	-	35,612	400,043	-	2,839,469	-
	CEO Performance share rights	213,101	128,174	128,174	3,471,153	4,124,474	-
	Shares under the CEO Restricted Share Plan	58,400	66,984	n/a	1,517,172	n/a	-

Senior Executives
John Arthur	Performance share rights	71,033	17,256	17,256	1,121,512	426,002	-
	Shares under Restricted Share Plan	18,076	22,763	n/a	469,596	n/a	-

Peter Clare	Performance options	-	8,180	-	-	-	-
	Performance share rights	39,462	23,187	23,187	623,049	572,422	-
	Unhurdled share rights	22,942	-	-	526,667	-	-
	Shares under Restricted Share Plan	-	28,725	n/a	-	n/a	-

Philip Coffey	Performance options	-	10,480	219,591	-	1,140,164	-
	Performance share rights	67,087	32,354	32,354	1,059,213	798,729	-
	Shares under Restricted Share Plan	27,809	40,799	n/a	722,449	n/a	-

Brad Cooper	Performance options	-	9,202	-	-	-	-
	Performance share rights	59,194	28,310	28,310	934,594	698,894	-
	Shares under Restricted Share Plan	27,809	36,128	n/a	722,449	n/a	-

George Frazis	Performance options	-	-	-	-	-	-
	Performance share rights	43,409	26,962	26,962	685,369	665,616	-
	Unhurdled share rights	-	20,703	20,703	-	525,986	-
	Shares under Restricted Share Plan	23,483	13,098	n/a	610,064	n/a	-

Brian Hartzer	Performance share rights	30,780	-	-	485,971	-	-
	Shares under Restricted Share Plan	3,862	104,850	n/a	100,331	n/a	-

Christine Parker	Performance options	-	1,220	12,204	-	107,135	-
	Performance share rights	27,623	3,047	3,047	436,131	75,222	-
	Unhurdled share rights	-	-	2,838	-	73,728	-
	Shares under Restricted Share Plan	15,449	14,553	n/a	401,349	n/a	-

Greg Targett	Performance share rights	55,247	25,883	25,883	872,274	638,978	-
	Shares under Restricted Share Plan	17,767	28,011	n/a	461,568	n/a	-

Rob Whitfield	Performance options	-	6,135	403,365	-	3,166,253	-
	Performance share rights	47,355	32,354	98,939	747,667	2,935,740	-
	Shares under Restricted Share Plan	33,371	34,639	n/a	866,944	n/a	-

Jason Yetton	Performance options	-	3,272	-	-	-	-
	Performance share rights	51,301	8,627	58,107	809,975	1,763,524	-
	Shares under Restricted Share Plan	16,994	16,313	n/a	441,487	n/a	-

1            No performance options were granted in 2013.

2            100% of unhurdled share rights granted in 2010 vested in October 2012. The remaining 10% of performance options granted to the CEO in 2008 vested in December 2012, and the remaining 10% of performance options granted to Senior Executives in 2008 vested in October 2012. Both were assessed against the TSR performance hurdle.

3            Vested options and share rights that were granted prior to October 2009 can be exercised up to a maximum of 10 years from their commencement date. For each share right and each performance option exercised during the year, the relevant Executive received one fully paid Westpac ordinary share. The exercise price for share rights is nil.

4            For share rights, the value granted represents the number of securities granted multiplied by the fair value per instrument as set out in the table titled ‘Fair value of LTI grants made during the year’ below. For restricted shares, the value granted represents the number of ordinary shares granted multiplied by the five day volume weighted average price of a Westpac ordinary share on the date the shares were granted. These values, which represent the full value of the equity-based awards made to disclosed Executives in 2013, do not reconcile with the amount shown in the table in Section 5.2, which shows amortised totals of equity awards over their vesting period. The minimum total value of the grants for future financial years is nil and an estimate of the maximum possible total value in future financial years is the fair value, as shown above.

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

6            Apart from equity instruments referred to in this section, no other equity instruments granted in prior years vested and none were forfeited during the financial year.

2013 WESTPAC GROUP ANNUAL REPORT	71

Fair value of LTI grants made during the year

The table below provides a summary of the fair value of LTI awards granted to the CEO and Senior Executives during 2013 calculated in accordance with Australian accounting standard AASB 2 Share-based Payments and is used for accounting purposes only. The LTI grants will vest on satisfaction of performance and/or service conditions tested in future financial years.

							Fair
	Performance			Commencement			Value[2] per
Equity Instrument	Hurdle	Granted to	Grant Date	Date[1]	Test Date	Expiry	Instrument
CEO Performance Plan	Relative TSR	Gail Kelly	13 December 2012	1 October 2012	1 October 2015	1 October 2022	$11.86
Share Rights	Cash EPS CAGR		13 December 2012	1 October 2012	1 October 2015	1 October 2022	$21.85

Westpac Reward Plan	Relative TSR	All Senior	28 November 2012	1 October 2012	1 October 2015	1 October 2022	$11.75
Share Rights	Cash EPS CAGR	Executives	28 November 2012	1 October 2012	1 October 2015	1 October 2022	$20.86

[1]	The commencement date is the start of the performance period. Awards to the CEO were approved by shareholders at the Annual General Meeting held on 15 December 2010.
[2]

The fair values of share rights granted during the year included in the table above have been independently calculated at their respective grant dates based on the requirements of Australian accounting standard AASB 2 Share-based Payments. The fair value of rights with Cash EPS CAGR hurdles has been assessed with reference to the share price at grant date and a discount rate reflecting the expected dividend yield over their vesting periods. For the purpose of allocating rights with Cash EPS CAGR hurdles, the valuation also takes into account the average Cash EPS CAGR outcome using a Monte Carlo simulation model. The fair value of rights with hurdles based on TSR performance relative to a group of comparator companies also takes into account the average TSR outcome determined using a Monte Carlo simulation pricing model.

5.5. Employment agreements

The remuneration and other terms of employment for the CEO and Senior Executives are formalised in their employment agreements. Each of these employment agreements provide for the payment of fixed and performance-based remuneration, superannuation and other benefits such as death and disablement insurance cover.

The term and termination provisions of the employment agreements for the current KMP are summarised below.

Term	Who	Conditions
Duration of agreement	¾ CEO and all Senior Executives	¾ Ongoing until notice given by either party

Notice to be provided by the executive or the Group to terminate the employment agreement	¾ CEO and Senior Executives	¾ 12 months[1]

	¾ Jason Yetton	¾ 6 months[1]

Termination payments to be made on termination without cause	¾ CEO and all Senior Executives	¾ Deferred STI and LTI awards vest according to the applicable equity plan rules

Termination for cause	¾ CEO, John Arthur, Brian Hartzer, Christine Parker, Greg Targett, Rob Whitfield and Jason Yetton	¾ Immediately for misconduct ¾ 3 months notice for poor performance

	¾ All other Senior Executives	¾ Immediately for misconduct ¾ Standard contractual notice period for poor performance

Post-employment restraints	¾ CEO and all Senior Executives	¾ 12 month non-solicitation restraint

1            Payment in lieu of notice may in certain circumstances be approved by the Board for some or all of the notice period.

Certain individuals have provisions in their contracts for different terms due to grandfathered contractual benefits or individual circumstances:

¾           Gail Kelly – The restricted period on all unvested restricted shares (deferred STI) will continue to the full term when Gail Kelly ceases employment with Westpac, except for death, sickness or disability or in certain circumstances within 12 months of change of control of Westpac. In these circumstances all unvested restricted shares will vest. On immediate termination for misconduct, all restricted shares will be forfeited. When Gail Kelly ceases employment with Westpac, all unvested performance share rights (LTI) will lapse at the Board’s discretion, except under circumstances of death, sickness or disability or in certain circumstances within 12 months of change of control of Westpac. In these circumstances all unvested performance share rights will vest. On immediate termination for misconduct, all unvested performance share rights will lapse;

¾           Peter Clare – Provisions relating to his relocation from Sydney to Auckland;

¾           Brian Hartzer – Provisions relating to his relocation from London to Sydney;

¾           Christine Parker – Provisions relating her relocation from Auckland to Sydney; and

¾           Rob Whitfield – Provisions relating to accommodation in Sydney.

72	2013 WESTPAC GROUP ANNUAL REPORT

DIRECTORS’ REPORT

10. AUDITOR

a)       Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act is below:

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor for the audit of Westpac Banking Corporation for the year ended 30 September 2013, I declare that to the best of my knowledge and belief, there have been:

a.   no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b.   no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

Michael Codling Partner PricewaterhouseCoopers	Sydney, Australia 4 November 2013

PricewaterhouseCoopers, ABN 52 780 433 757 Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171 T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

2013 WESTPAC GROUP ANNUAL REPORT	73

b) Non-audit services

We may decide to engage PwC on assignments additional to their statutory audit duties where their expertise or experience with Westpac or a controlled entity is important.

Details of the non-audit service amounts paid or payable to PwC for non-audit services provided during the 2012 and 2013 financial years are set out in Note 33 to the financial statements.

PwC also provides audit and non-audit services to non-consolidated entities, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of these services were approximately $7.7 million in total (2012 $8.6 million). PwC may also provide audit and non-audit services to other entities in which Westpac holds a minority interest and which are not consolidated. Westpac is not aware of the amount of any fees paid to PwC by those entities.

Westpac has a policy on engaging PwC, details of which are set out in the ‘Corporate governance’ section, including the subsection entitled ‘Engagement of the external auditor’, which forms part of this Directors’ report.

The Board has considered the position and, in accordance with the advice received from the Board Audit Committee, is satisfied that the provision of the non-audit services during 2013 by PwC is compatible with the general standard of independence for auditors imposed by the Corporations Act. The Directors are satisfied that the provision of non-audit services by PwC, as set out above, did not compromise the auditor independence requirements of the Corporations Act for the following reasons:

¾       all non-audit services have been reviewed by the Board Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor; and

¾       none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accounts.

Signed in accordance with a resolution of the Board.

Lindsay Maxsted Chairman 4 November 2013	Gail Kelly Managing Director & Chief Executive Officer 4 November 2013

74	2013 WESTPAC GROUP ANNUAL REPORT

02

FIVE YEAR SUMMARY

READING THIS REPORT

REVIEW OF GROUP OPERATIONS

DIVISIONAL PERFORMANCE

RISK AND RISK MANAGEMENT

OTHER WESTPAC BUSINESS INFORMATION

FIVE YEAR SUMMARY1

(in $millions unless otherwise indicated)	2013	2012	2011	2010	2009
Income statements for the years ended 30 September[2]
Net interest income	12,865	12,502	11,996	11,842	11,646
Non-interest income	5,774	5,481	4,917	5,068	4,859
Net operating income before operating expenses and impairment charges	18,639	17,983	16,913	16,910	16,505
Operating expenses	(7,927)	(7,909)	(7,406)	(7,416)	(7,171)
Impairment charges	(847)	(1,212)	(993)	(1,456)	(3,238)
Profit before income tax	9,865	8,862	8,514	8,038	6,096
Income tax expense	(2,975)	(2,826)	(1,455)	(1,626)	(2,579)
Profit attributable to non-controlling interests	(74)	(66)	(68)	(66)	(71)
Net profit attributable to owners of Westpac Banking Corporation	6,816	5,970	6,991	6,346	3,446
Balance sheet as at 30 September[2]
Loans	536,164	514,445	496,609	477,655	463,459
Other assets	160,439	160,520	173,619	140,622	126,128
Total assets	696,603	674,965	670,228	618,277	589,587
Deposits and other borrowings	424,482	394,991	370,278	337,385	329,456
Debt issues	144,133	147,847	165,931	150,971	133,024
Loan capital	9,330	9,537	8,173	9,632	11,138
Other liabilities	71,177	76,371	82,038	80,171	79,398
Total liabilities	649,122	628,746	626,420	578,159	553,016
Total shareholders’ equity and non-controlling interests	47,481	46,219	43,808	40,118	36,571
Key financial ratios
Shareholder value
Dividends per ordinary share (cents)	174	166	156	139	116
Special dividends per ordinary share (cents)	20	-	-	-	-
Dividend payout ratio (%)[3]	78.9	84.8	67.0	64.9	92.6
Return on average ordinary equity (%)	15.4	14.0	17.8	17.4	10.8
Basic earnings per share (cents)	220.4	195.8	233.0	214.2	125.3
Net tangible assets per ordinary share ($)[4]	11.07	10.47	9.96	8.96	7.89
Share price ($):
High	34.79	24.99	25.60	28.43	26.74
Low	24.23	19.00	17.84	20.56	14.40
Close	32.73	24.85	20.34	23.24	26.25
Business performance
Operating expenses to operating income ratio (%)	42.5	44.0	43.8	43.9	43.4
Net interest margin	2.14	2.16	2.19	2.21	2.38
Capital adequacy
Total equity to total assets (%)	6.8	6.8	6.5	6.5	6.2
Total equity to total average assets (%)	6.9	7.0	7.0	6.6	6.3
APRA Basel III:
Common equity Tier 1 (%)[5]	9.1	8.2	n/a	n/a	n/a
Tier 1 ratio (%)[6]	10.7	10.3	9.7	9.1	8.1
Total capital ratio (%)[6]	12.3	11.7	11.0	11.0	10.8
Credit quality
Net impaired assets to equity and collectively assessed provisions (%)	4.1	5.6	6.3	6.2	5.7
Total provisions for impairment on loans and credit commitments to total loans (basis points)	73	82	88	105	101
Other information
Full-time equivalent staff (number at financial year end)[7]	33,045	33,418	33,898	35,055	34,189

1	Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.
2

The above income statement extracts for 2013, 2012 and 2011 and balance sheet extracts for 2013 and 2012 are derived from the consolidated financial statements included in this Annual Report. The above income statement extracts for 2010 and 2009 and balance sheet extracts for 2011, 2010 and 2009 are derived from financial statements previously published.

3	Excludes special dividends.
4

Total equity attributable to owners of Westpac Banking Corporation, after deducting goodwill and other intangible assets divided by the number of ordinary shares outstanding, less treasury shares held.

5

Basel III was not effective in Australia until 1 January 2013. The 2012 ratio has been presented on a pro forma Basel III basis. No comparatives are presented for other years. For further information, refer to Note 30 to the financial statements.

6	Basel III was not effective in Australia until 1 January 2013. Comparatives are presented on a Basel II basis. For further information, refer to Note 30 to the financial statements.
7	Full-time equivalent employees includes full-time and pro-rata part-time staff. It excludes staff on unpaid absences (e.g. unpaid maternity leave), overtime, temporary and contract staff.

76	2013 WESTPAC GROUP ANNUAL REPORT

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

Westpac is under no obligation to update any forward-looking statements contained in this Annual Report, whether as a result of new information, future events or otherwise, after the date of this Annual Report.

Significant developments

For a discussion of significant developments impacting the Group, refer to ‘Significant developments’ under ‘Information on Westpac’ in Section 1.

Currency of presentation, exchange rates and certain definitions

In this Annual Report, ‘financial statements’ means our audited consolidated balance sheets as at 30 September 2013 and 30 September 2012 and income statements, statements of comprehensive income, changes in equity and cash flows for each of the years ended 30 September 2013, 2012 and 2011 together with accompanying notes which are included in this Annual Report.

Our financial year ends on 30 September. As used throughout this Annual Report, the financial year ended 30 September 2013 is referred to as 2013 and other financial years are referred to in a corresponding manner.

We publish our consolidated financial statements in Australian dollars. In this Annual Report, unless otherwise stated or the context otherwise requires, references to ‘dollars’, ‘dollar amounts’, ‘$’, ‘AUD’ or ‘A$’ are to Australian dollars, references to ‘US$’, ‘USD’ or ‘US dollars’ are to United States dollars and references to ‘NZ$’, ‘NZD’ or ‘NZ dollars’ are to New Zealand dollars. Solely for the convenience of the reader, certain Australian dollar amounts have been translated into US dollars at a specified rate. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or have been or could be converted into US dollars at the rate indicated. Unless otherwise stated, the translations of Australian dollars into US dollars have been made at the rate of A$1.00 =US$0.9342, the noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the ‘noon buying rate’) as of Monday, 30 September 2013. The

2013 WESTPAC GROUP ANNUAL REPORT	77

Australian dollar equivalent of New Zealand dollars at 30 September 2013 was A$1.00 = NZ$1.1260, being the closing spot exchange rate on that date. Refer to ‘Exchange rates’ in Section 4 for information regarding the rates of exchange between the Australian dollar and the US dollar for the financial years ended 30 September 2009 to 30 September 2013.

Any discrepancies between totals and sums of components in tables contained in this Annual Report are due to rounding

.

78	2013 WESTPAC GROUP ANNUAL REPORT

REVIEW OF GROUP OPERATIONS

Selected consolidated financial and operating data

We have derived the following selected financial information as of, and for the financial years ended, 30 September 2013, 2012, 2011, 2010 and 2009 from our audited consolidated financial statements and related notes.

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

As at 30 September 2013, the fair value of trading securities, financial assets designated at fair value through profit or loss, loans designated at fair value, available-for-sale securities and life insurance assets was $98,601 million (2012: $91,816 million). The value of financial liabilities at fair value through income statement, deposits and other borrowings at fair value, debt issues at fair value and life insurance liabilities was $73,883 million (2012: $95,527 million). The fair value of outstanding derivatives was a net liability of $4,634 million (2012: $3,446 million net liability). The fair value of financial assets and financial liabilities determined by valuation models that use unobservable market prices was $1,332 million (2012: $1,276 million) and $37 million (2012: $100 million), respectively. The fair value of other financial assets and financial liabilities, including derivatives, is largely determined based on valuation models using observable market prices and rates. Where observable market inputs are not available, day one profits or losses are not recognised.

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

As at 30 September 2013, gross loans to customers were $539,806 million (2012: $518,279 million) and the provision for impairment on loans was $3,642 million (2012: $3,834 million).

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

2013 WESTPAC GROUP ANNUAL REPORT	79

Goodwill is tested for impairment annually by determining if the carrying value of the cash-generating unit (CGU) that it has been allocated to is recoverable. The recoverable amount is the higher of the CGU’s fair value less costs to sell and its value in use. Determination of appropriate cash flows and discount rates for the calculation of the value in use is subjective. As at 30 September 2013, the carrying value of goodwill was $8,868 million (2012: $8,797 million). Refer to Note 15 to the financial statements for further information.

Superannuation obligations

The actuarial valuation of our defined benefit plan obligations are dependent upon a series of assumptions, the key ones being discount rate, salary increase rate, mortality, morbidity and investment returns assumptions. Different assumptions could significantly alter the amount of the difference between plan assets and defined benefit obligations and the amount recognised directly in retained earnings.

The superannuation deficits across all our plans as at 30 September 2013 were in aggregate $306 million (2012: $632 million).

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

Provisions for taxation held in respect of uncertain tax positions represent the tax benefits at risk. The assessment of the amount of tax benefits at risk involves the exercise of management judgments about the ultimate outcomes of the contested transactions.

Life insurance contract liabilities

The actuarial valuation of life insurance contract liabilities and associated deferred policy acquisition costs are dependent upon a number of assumptions. The key factors impacting the valuation of these liabilities and related assets are the cost of providing benefits and administrating the contracts, mortality and morbidity experience, discontinuance experience and the rate at which projected future cash flows are discounted.

80	2013 WESTPAC GROUP ANNUAL REPORT

REVIEW OF GROUP OPERATIONS

INCOME STATEMENT REVIEW

Consolidated income statement1

	Year Ended 30 September
	2013	2013	2012	2011	2010	2009
(in $millions unless otherwise indicated)	US$[2]	A$	A$	A$	A$	A$
Interest income	30,837	33,009	36,873	38,098	34,151	30,446
Interest expense	(18,819)	(20,144)	(24,371)	(26,102)	(22,309)	(18,800)
Net interest income	12,018	12,865	12,502	11,996	11,842	11,646
Non-interest income	5,394	5,774	5,481	4,917	5,068	4,859
Net operating income before operating expenses and impairment charges	17,412	18,639	17,983	16,913	16,910	16,505
Operating expenses	(7,405)	(7,927)	(7,909)	(7,406)	(7,416)	(7,171)
Impairment charges	(791)	(847)	(1,212)	(993)	(1,456)	(3,238)
Profit before income tax	9,216	9,865	8,862	8,514	8,038	6,096
Income tax expense	(2,779)	(2,975)	(2,826)	(1,455)	(1,626)	(2,579)
Net profit for the year	6,437	6,890	6,036	7,059	6,412	3,517
Profit attributable to non-controlling interests	(69)	(74)	(66)	(68)	(66)	(71)
Net profit attributable to owners of Westpac Banking Corporation	6,368	6,816	5,970	6,991	6,346	3,446
Weighted average number of ordinary shares (millions)	3,087	3,087	3,043	2,997	2,960	2,747
Basic earnings per ordinary share (cents)	205.9	220.4	195.8	233.0	214.2	125.3
Diluted earnings per share (cents)[3]	201.3	215.5	190.5	223.6	207.1	123.2
Dividends per ordinary share (cents)	163	174	166	156	139	116
Special dividends per ordinary share (cents)	19	20	-	-	-	-
Dividend payout ratio (%)[4]	78.9	78.9	84.8	67.0	64.9	92.6

1            Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2            Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.9342, the noon buying rate in New York City on 30 September 2013.

3            Based on basic earnings per share, with the weighted average number of fully paid ordinary shares outstanding adjusted for the conversion of dilutive potential ordinary shares, issued for no consideration, and after adjusting earnings for distributions on dilutive potential ordinary shares.

4            Calculated by dividing the dividends per ordinary share by the basic earnings per ordinary share. Excludes special dividends.

Overview of performance – 2013 v 2012

Net profit attributable to owners of Westpac Banking Corporation was $6,816 million in 2013, an increase of $846 million or 14% compared to 2012. The higher net profit for the year reflected a 4% increase in net operating income before operating expenses and impairment charges, flat operating expenses, and a 30% decrease in impairment charges.

Net interest income was $12,865 million in 2013, an increase of $363 million or 3% compared to 2012, reflecting growth in customer deposits of 10%, loan growth of 4% and lower margins.

Non-interest income was $5,774 million in 2013, an increase of $293 million or 5% compared to 2012, reflecting higher trading, wealth management and insurance income.

Operating expenses were $7,927 million in 2013, an increase of $18 million compared to 2012, as operating cost increases and higher investment costs were offset by expense reductions from delivery of productivity initiatives. In 2012, costs associated with the Group’s supplier program along with a litigation provision lifted reported expenses that year. There were no similar expense items in 2013.

Impairment charges were $847 million in 2013, a decrease of $365 million or 30% compared to 2012, reflecting continued improvements in asset quality including further reductions in stressed assets and new impaired assets.

The effective tax rate was 30.2% in 2013 compared to 31.9% in 2012. The reduction in effective tax rate mostly reflected an additional tax expense in 2012, related to the retrospective application of new Taxation of Financial Arrangements (TOFA) legislation to the merger with St.George, which was not repeated in 2013.

2013 basic earnings per share were 220.4 cents per share compared to 195.8 cents per share in 2012. The increase in the number of shares on issue in 2013 was primarily due to shares issued under the Dividend Reinvestment Plan (DRP) in December 2012.

The Board has determined a final dividend of 88 cents per ordinary share and a special dividend of 10 cents per ordinary share. The full year ordinary dividends of 174 cents represent an increase of 5% over the dividends declared in 2012 and a pay-out ratio of 79%. The total special dividends for 2013 are 20 cents. The total full year ordinary and special dividends are fully franked.

2013 WESTPAC GROUP ANNUAL REPORT	81

Income statement review – 2013 v 2012

Net interest income – 2013 v 2012

	2013	2012	2011
	$m	$m	$m
Interest income	33,009	36,873	38,098
Interest expense	(20,144)	(24,371)	(26,102)
Net interest income	12,865	12,502	11,996
Increase/(decrease) in net interest income
Due to change in volume	430	556	207
Due to change in rate	(67)	(50)	(53)
Change in net interest income	363	506	154

Net interest income was $12,865 million in 2013, an increase of $363 million or 3% compared to 2012.

Net interest margins declined 2 basis points to 2.14% in 2013 from 2.16% in 2012. The lower net interest margin reflected lower treasury revenue; the impact of lower interest rates; and a competitive environment for deposits (particularly at call deposits), which were mostly offset by improved margins from asset repricing in lending portfolios.

Loan growth1 in 2013 was 4% higher compared to 2012, with the key feature being 4% growth in Australian housing loans. Foreign exchange translation of foreign denominated loans added 1% to growth. Loan growth had the following specific components:

▪         Australian housing loans increased $12.2 billion or 4%, with growth across all brands;

▪         New Zealand lending increased $7.3 billion or 15%, with foreign exchange (FX) translation impacts contributing $5.6 billion to growth. Mortgage growth was the main driver of growth excluding FX translation impacts;

▪         other overseas loans increased $3.0 billion or 44% due primarily to growth in trade finance in Asia; and

▪         Australian personal lending increased $0.8 billion or 5% reflecting growth in personal loans; partially offset by

▪         Australian business lending declined $1.6 billion or 1% due to run off in stressed assets and the subdued business lending environment.

Total deposits and other borrowings (deposits)1 increased $29.5 billion or 7% in 2013 compared to 2012. Deposits increased 1% due to foreign exchange translation impacts of foreign denominated deposits. Growth in customer deposits1 exceeded growth in loans resulting in the deposit to loan ratio increasing 377 basis points.

Deposit growth had the following specific components:

▪         Australian at call deposits increased $28.1 billion or 19%, primarily due to growth in online and bonus saver at call accounts;

▪         New Zealand customer deposits increased $8.0 billion or 24%, with growth in both at call and term deposits. Foreign exchange translation impacts contributed $4.4 billion to New Zealand deposit growth;

▪         Australian non-interest bearing deposits increased $3.8 billion or 23%, due to increased balances in mortgage offset accounts; and

▪         other overseas customer deposits grew $2.4 billion or 21%, primarily due to growth of deposits in Asia; partially offset by

▪         Australian term deposits declined $7.3 billion or 5%, with customer preference changing during the year to at call accounts; and

▪         certificates of deposit decreased $5.4 billion or 11% due to reduced wholesale funding needs and improved liquidity.

1            For the purposes of this discussion on net interest income, loan and deposit growth has been determined by comparing balances at 30 September 2013 to balances at 30 September 2012.

2          Customer deposits are a subset of total deposits. Certificates of deposit are excluded from total deposits to calculate customer deposits.

82	2013 WESTPAC GROUP ANNUAL REPORT

REVIEW OF GROUP OPERATIONS

Interest spread and margin – 2013 v 2012

	2013	2012	2011
	$m	$m	$m
Group
Net interest income	12,865	12,502	11,996
Average interest earning assets	599,869	577,745	548,221
Average interest bearing liabilities	560,470	540,527	513,535
Average net non-interest bearing assets, liabilities and equity	39,399	37,218	34,686
Interest spread[1]	1.91%	1.87%	1.87%
Benefit of net non-interest bearing assets, liabilities and equity[2]	0.23%	0.29%	0.32%
Net interest margin[3]	2.14%	2.16%	2.19%

1            Interest spread is the difference between the average yield on all interest earning assets and the average yield on all interest bearing liabilities.

2            The benefit of net non-interest bearing assets, liabilities and equity is determined by applying the average yield paid on all interest bearing liabilities to the average level of net non-interest bearing funds as a percentage of average interest earning assets.

3            Net interest margin is calculated by dividing net interest income by average interest earning assets.

Net interest margin was 2.14% in 2013, a decline of 2 basis points compared to 2012. Key drivers of the margin decrease were:

▪         a 12 basis point decline from higher retail and wholesale funding costs. This included:

–        a 10 basis point decline due to the cost of customer deposits increasing, reflecting competition for online and savings products (6 basis points) and lower hedging benefit on low interest transaction accounts (4 basis points); and

–        a 2 basis point decline due to an increase in wholesale funding costs, reflecting the impact of increased average liquid asset holdings and the cost of buying back certain government guaranteed debt.

▪         a 2 basis point decline due to lower returns on capital balances as interest rates reduced over the year;

▪         a 1 basis point decline reflecting lower amortisation of fair value adjustments relating to the merger with St.George; and

▪         a 1 basis point decline from Treasury and Markets income, as Treasury income was lower and Markets income recorded in net interest income was lower; partially offset by

▪         a 14 basis point increase from asset spreads due to repricing across lending portfolios to recover higher funding costs.

Non-interest income – 2013 v 2012

	2013	2012	2011
	$m	$m	$m
Fees and commissions	2,723	2,630	2,568
Wealth management and insurance income	1,944	1,791	1,618
Trading income	1,069	850	558
Other income	38	210	173
Total non-interest income	5,774	5,481	4,917

Non-interest income was $5,774 million in 2013, an increase of $293 million or 5% compared to 2012. The increase was primarily driven by higher trading, wealth management and insurance income, partially offset by a decline in other income.

Fees and commissions income was $2,723 million in 2013, an increase of $93 million or 4% compared to 2012. This increase was primarily due to:

▪         an increase in business and commercial lending fee income of $74 million; and

▪         an increase in credit card interchange income from higher customer spending and the launch of a new premium credit card, Westpac Black.

Wealth management and insurance income was $1,944 million in 2013, an increase of $153 million or 9% compared to 2012. This increase was primarily due to:

▪         higher FUM/FUA related income of $106 million due to improved investment markets and positive net FUM/FUA inflows;

▪         increase in general insurance income of $48 million as a result of repricing of premiums, growth in sales through the branch networks and decreased catastrophe and working claims; and

▪         increase in life insurance income of $13 million with net earned premium growth of 21% driven by new business sales offset by an increase in claims; partially offset by

▪         lenders mortgage insurance income decrease of $20 million due to lower credit demand and as a result of the Group’s decision to reduce underwriting risk on the mortgage insurance on loans with an LVR greater than 90%.

2013 WESTPAC GROUP ANNUAL REPORT	83

Trading income increased by $219 million or 26% compared to 2012. Increased market volatility saw more customers actively managing their risks, with Westpac well positioned to capture the increase in customer sales income. Credit valuation adjustment (CVA)1 in 2013 was a benefit of $88 million, compared to a charge of $39 million in 2012.

Other income was $38 million in 2013, a decrease of $172 million or 82% compared to 2012. This decrease was primarily driven by the impact of hedging future Westpac New Zealand earnings of $86 million and hedging foreign operations of $80 million as a result of the depreciation of the Australian dollar against the New Zealand and US dollar.

Operating expenses – 2013 v 2012

	2013	2012	2011
	$m	$m	$m
Salaries and other staff expenses	4,287	4,258	4,055
Equipment and occupancy expenses	1,370	1,278	1,115
Other expenses	2,270	2,373	2,236
Total operating expenses	7,927	7,909	7,406
Total operating expenses to net operating income ratio	42.5%	44.0%	43.8%

Operating expenses were $7,927 million in 2013, an increase of $18 million compared to 2012. Excluding foreign exchange translation impacts, operating expenses decreased $27 million. The key factors of this result were:

▪         delivery of benefits from productivity initiatives and reduced costs associated with the supplier program; and

▪         a provision raised in 2012 relating to the Bell litigation not repeated in 2013; partially offset by

▪         higher investment costs which added 3% to expense growth, including 1% from higher software amortisation and hardware depreciation.

Salaries and other staff expenses were $4,287 million in 2013, an increase of $29 million or 1% compared to 2012. This increase reflects:

▪         an average annual salary increase of 2%; and

▪         additional staff to support the Group’s investment into regulatory change and compliance programs, additional Bank of Melbourne branches, further expansion in Asia and wealth investments; partially offset by

▪        the delivery of productivity initiatives and lower restructuring costs associated with the supplier program.

Equipment and occupancy costs were $1,370 million in 2013, an increase of $92 million or 7% compared to 2012. This increase was driven by:

▪         software amortisation, impairments and hardware depreciation related to the Group’s investment program increased $60 million; and

▪         rental and other property related costs increased $32 million through 15 additional Bank of Melbourne branches, the full period impact of the Western Sydney data centre and cost increases following annual rental reviews.

Other expenses were $2,270 million in 2013, a reduction of $103 million or 4% compared to 2012. This decrease was driven by:

▪         a provision raised in 2012 relating to longstanding legal proceedings not repeated in 2013; and

▪         delivery of cost management initiatives and other cost reductions; partially offset by

▪         higher technology licensing and maintenance costs as a result of investment programs; and

▪         increased marketing costs to support the refresh of the Group’s brands.

1          Included in the determination of the fair value of derivatives is a credit valuation adjustment (CVA). Where the derivative has a positive fair value (asset), this credit adjustment is to reflect the credit worthiness of the counterparty. Where the derivative has a negative fair value (liability), this credit adjustment reflects the Group’s own credit risk.

84	2013 WESTPAC GROUP ANNUAL REPORT

REVIEW OF GROUP OPERATIONS

Impairment charges – 2013 v 2012

	2013	2012	2011
	$m	$m	$m
Impairment charges	847	1,212	993
Impairment charges to average gross loans (basis points)	16	24	20

Impairment charges for 2013 were $847 million, a decrease of $365 million or 30% compared to 2012, representing 16 basis points of average gross loans.

Key movements to impairment charges were:

▪         new individually assessed provisions less write-backs and recoveries were $557 million in 2013, a decrease of $313 million compared to 2012 due to a slowdown in the emergence of new impaired assets. The largest reductions were recorded in WIB and Westpac New Zealand, where charges were $207 million and $93 million lower respectively;

▪         total new collectively assessed provisions were $290 million in 2013, a decrease of $52 million compared to 2012 as the benefits from reducing stress in business portfolios led to lower collective provision requirements. This was particularly a feature of the St.George result in 2013; and

▪         consumer lending portfolios in Westpac RBB and Westpac New Zealand experienced an increase in new collectively assessed provisions as the large improvement in 2012 from strengthening consumer balance sheets was not repeated.

Income tax expense – 2013 v 2012

	2013	2012	2011
	$m	$m	$m
Income tax expense	2,975	2,826	1,455
Tax as a percentage of profit before income tax expense (effective tax rate)	30.2%	31.9%	17.1%

Income tax expense was $2,975 million in 2013, an increase of $149 million or 5% compared to 2012. The effective tax rate decreased to 30.2% in 2013, from 31.9% in 2012.

The decrease in the effective tax rate was primarily due to retrospective amendments to the income tax law during the year ended 30 September 2012 which applied to consolidated groups and TOFA. Those amendments had an adverse impact to certain liabilities that were consolidated as part of the St.George merger. This led to an additional $165 million tax expense for 2012, which was not repeated in 2013.

Excluding the impact of the above adjustment, the effective tax rate for 2012 would have been 30.0%.

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

2013 WESTPAC GROUP ANNUAL REPORT	85

2012 earnings per share were 195.8 cents per share compared to 233.0 cents per share in 2011. The increase in the number of shares on issue in 2012 was primarily due to shares issued under the DRP.

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

Interest spread and margin – 2012 v 2011

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

86	2013 WESTPAC GROUP ANNUAL REPORT

REVIEW OF GROUP OPERATIONS

Non-interest income – 2012 v 2011

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

2013 WESTPAC GROUP ANNUAL REPORT	87

Impairment charges – 2012 v 2011

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

▪         a benefit of $1,110 million was received in 2011 relating to the impact of tax consolidation of the St.George merger.

Excluding the impact of these adjustments, the effective tax rates for 2012 and 2011 would have been 30.0% and 30.1% respectively.

88	2013 WESTPAC GROUP ANNUAL REPORT

REVIEW OF GROUP OPERATIONS

BALANCE SHEET REVIEW

Selected consolidated balance sheet data1

The detailed components of the balance sheet are set out in the notes to the financial statements.

	As at 30 September
	2013	2013	2012	2011	2010	2009

	US$m2	A$m	A$m	A$m	A$m	A$m
Cash and balances with central banks	10,929	11,699	12,523	16,258	4,464	3,272
Receivables due from other financial institutions	10,472	11,210	10,228	8,551	12,588	9,974
Derivative financial instruments	26,490	28,356	35,489	49,145	36,102	33,187
Trading securities, other financial assets designated at fair value and available-for-sale securities	73,895	79,100	71,739	69,006	55,599	47,807
Loans	500,884	536,164	514,445	496,609	477,655	463,459
Life insurance assets	8,069	8,637	8,240	7,916	12,310	12,384
All other assets	20,026	21,437	22,301	22,743	19,559	19,504
Total assets	650,765	696,603	674,965	670,228	618,277	589,587
Payables due to other financial institutions	8,255	8,836	7,564	14,512	8,898	9,235
Deposits and other borrowings	396,551	424,482	394,991	370,278	337,385	329,456
Financial liabilities at fair value through income statement	9,624	10,302	9,964	9,803	4,850	10,848
Derivative financial instruments	30,819	32,990	38,935	39,405	44,039	36,478
Debt issues	134,649	144,133	147,847	165,931	150,971	133,024
Life insurance liabilities	6,937	7,426	7,208	7,002	11,560	11,737
All other liabilities	10,858	11,623	12,700	11,316	10,824	11,100
Total liabilities excluding loan capital	597,693	639,792	619,209	618,247	568,527	541,878
Total loan capital[3]	8,716	9,330	9,537	8,173	9,632	11,138
Total liabilities	606,409	649,122	628,746	626,420	578,159	553,016
Net assets	44,356	47,481	46,219	43,808	40,118	36,571
Total equity attributable to owners of Westpac Banking Corporation	43,550	46,618	44,249	41,826	38,189	34,637
Non-controlling interests	806	863	1,970	1,982	1,929	1,934
Total shareholders’ equity and non-controlling interests	44,356	47,481	46,219	43,808	40,118	36,571
Average balances
Total assets	639,045	684,056	662,137	628,428	607,677	577,831
Loans and other receivables[4]	482,497	516,482	501,118	476,083	469,999	426,845
Shareholders’ equity	41,432	44,350	42,605	39,378	36,434	32,008
Non-controlling interests	1,842	1,972	1,964	1,921	1,914	1,915

1            Where accounting classifications have changed or where changes in accounting policy are adopted retrospectively, comparatives have been revised and may differ from results previously reported.

2            Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.9342, the noon buying rate in New York City on 30 September 2013.

3            This includes Westpac Capital Notes (Westpac CN), Westpac Convertible Preference Shares (Westpac CPS), Westpac Stapled Preferred Securities II (SPS II) and 2004 Trust Preferred Securities (2004 TPS) in 2013; Westpac CPS, Westpac Stapled Preferred Securities (SPS), SPS II and 2004 TPS in 2012; and SPS, SPS II and 2004 TPS in 2011, 2010 and 2009.

4            Other receivables include other assets, cash and balances with central banks.

2013 WESTPAC GROUP ANNUAL REPORT	89

Summary of consolidated ratios

	Year Ended 30 September
	2013	2013	2012	2011	2010	2009
(in $millions unless otherwise indicated)	US$[1]	A$	A$	A$	A$	A$
Profitability ratios (%)
Net interest margin[2]	2.14	2.14	2.16	2.19	2.21	2.38
Return on average assets[3]	1.00	1.00	0.90	1.11	1.04	0.60
Return on average ordinary equity[4]	15.4	15.4	14.0	17.8	17.4	10.8
Return on average total equity[5]	14.7	14.7	13.4	16.9	16.5	10.2
Capital ratio (%)
Average total equity to average total assets	6.8	6.8	6.7	6.6	6.3	5.9
Tier 1 ratio (%)[6]	10.7	10.7	10.3	9.7	9.1	8.1
Total capital ratio[6]	12.3	12.3	11.7	11.0	11.0	10.8
Earnings ratios
Basic earnings per ordinary share (cents)[7]	205.9	220.4	195.8	233.0	214.2	125.3
Diluted earnings per ordinary share (cents)[8]	201.3	215.5	190.5	223.6	207.1	123.2
Dividends per ordinary share (cents)	163	174	166	156	139	116
Special dividends per ordinary share (cents)	19	20	-	-	-	-
Dividend payout ratio (%)[9]	78.9	78.9	84.8	67.0	64.9	92.6
Credit quality ratios
Impairment charges on loans written off (net of recoveries)	1,236	1,323	1,604	1,867	1,300	1,874
Impairment charges on loans written off (net of recoveries) to average loans (bps)	25	25	32	38	27	43

1            Australian dollar amounts have been translated into US dollars solely for the convenience of the reader at the rate of A$1.00 = US$0.9342, the noon buying rate in New York City on 30 September 2013.

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

9            Calculated by dividing the dividends per ordinary share by the basic earnings per ordinary share. Excludes special dividends.

Balance sheet review

Assets – 2013 v 2012

Total assets as at 30 September 2013 were $696.6 billion, an increase of $21.6 billion or 3% compared to 30 September 2012. This growth was primarily due to:

▪         loans increased $21.7 billion primarily due to growth in Australian loans of $11.4 billion, New Zealand loans of $7.3 billion and other overseas loans of $3.0 billion. Loan growth of $6.5 billion was the result of foreign exchange translation impacts;

▪         trading securities, other financial assets designated at fair value and available-for-sale securities increased $7.4 billion due to higher liquid assets of $5.4 billion; and

▪         receivables due from other financial institutions increased $1.0 billion due to higher collateral posted with counterparties as a result of collateralised derivative movements; partially offset by

▪         derivative financial instruments decreased $7.1 billion due to the impact of interest rate movements on interest rate derivative valuations and foreign exchange rate changes driving a reduction in cross currency swap valuations.

Liabilities and equity – 2013 v 2012

Total liabilities as at 30 September 2013 were $649.1 billion, an increase of $20.4 billion compared to 30 September 2012. Growth in total liabilities was primarily due to:

▪         deposits increasing $29.5 billion. Growth was due to Australian deposits increasing $20.9 billion and New Zealand deposits increasing $8.2 billion. Deposit growth of $5.5 billion was due to foreign exchange translation impacts; and

▪         payables due to other financial institutions increased $1.3 billion primarily due to an increase in deposits with offshore central banks; partially offset by

▪         derivative financial instruments declined $5.9 billion for the same reasons noted above for derivative financial instrument assets; and

▪         debt issues decreased $3.7 billion primarily due to a decline in long term unsecured wholesale funding, partially offset by the issuance of $6.2 billion of covered bonds.

Growth in equity was primarily due to retained profits increasing $1.8 billion, which was partially offset by a decline of $1.1 billion in non-controlling interests due to the redemption of a hybrid instrument.

90	2013 WESTPAC GROUP ANNUAL REPORT

REVIEW OF GROUP OPERATIONS

Loan quality 2013 v 2012

	As at 30 September
	2013	2012	2011
	$m	$m	$m
Total gross loans[1]	539,806	518,279	500,654
Average gross loans
Australia	467,835	455,753	439,165
New Zealand	50,112	45,911	44,279
Other overseas	8,807	6,930	5,228
Total average gross loans	526,754	508,594	488,672

1    Gross loans are stated before related provisions for impairment.

Total gross loans represented 77% of the total assets of the Group as at 30 September 2013, unchanged from 2012.

Australia and New Zealand average gross loans were $517.9 billion in 2013, an increase of $16.2 billion or 3% from $501.7 billion in 2012. This increase was primarily due to growth in Australian housing lending, with foreign exchange translation impacts also contributing to loan growth.

Other overseas average loans were $8.8 billion in 2013, an increase of $1.9 billion or 27% from $6.9 billion in 2012.

Approximately 15.6% of the loans at 30 September 2013 mature within one year and 23.0% mature between one year and five years. Retail lending comprises the majority of the loan portfolio maturing after five years.

	As at 30 September
	2013	2012	2011	2010	2009
	$m	$m	$m	$m	$m
Impaired loans
Non-performing loans[1]:
Gross	3,249	4,034	4,287	4,240	3,526
Impairment provisions	(1,363)	(1,463)	(1,487)	(1,677)	(1,308)
Net	1,886	2,571	2,800	2,563	2,218
Restructured loans:
Gross	156	153	129	132	71
Impairment provisions	(56)	(44)	(29)	(32)	(26)
Net	100	109	100	100	45
Overdrafts, personal loans and revolving credit greater than 90 days past due:
Gross	195	199	200	213	173
Impairment provisions	(135)	(134)	(147)	(155)	(148)
Net	60	65	53	58	25
Net impaired loans	2,046	2,745	2,953	2,721	2,288
Provisions for impairment on loans and credit commitments
Individually assessed provisions	1,364	1,470	1,461	1,622	1,228
Collectively assessed provisions	2,585	2,771	2,953	3,439	3,506
Total provisions for impairment on loans and credit commitments	3,949	4,241	4,414	5,061	4,734
Loan quality
Total impairment provisions for impaired loans to total impaired loans[2]	43.2%	37.4%	36.0%	40.7%	39.3%
Total impaired loans to total loans	0.67%	0.85%	0.92%	0.95%	0.81%
Total provisions for impairment on loans and credit commitments to total loans	0.73%	0.82%	0.88%	1.05%	1.01%
Total provisions for impairment on loans and credit commitments to total impaired loans	109.7%	96.7%	95.6%	110.4%	125.6%
Collectively assessed provisions to non-housing performing loans	1.4%	1.6%	1.7%	2.0%	1.8%

1            Non-performing loans are loans with an impaired internal risk grade, excluding restructured assets.

2            Impairment provisions relating to impaired loans include individually assessed provisions plus the proportion of the collectively assessed provisions that relate to impaired loans. The proportion of the collectively assessed provisions that relate to impaired loans was $190 million as at 30 September 2013 (2012: $171 million, 2011: $202 million, 2010: $244 million, 2009: $254 million). This sum is compared to the total gross impaired loans to determine this ratio.

2013 WESTPAC GROUP ANNUAL REPORT	91

The quality of our loan portfolio continued to improve during 2013, with 77% of our exposure as at 30 September 2013 to either investment grade or secured consumer mortgages (2012: 76%, 2011: 76%) and 97% of our exposure as at 30 September 2013 in our core markets of Australia, New Zealand and the Pacific region (2012: 97%, 2011: 98%).

At 30 September 2013, total impaired loans as a percentage of total gross loans were 0.67%, a decrease of 0.18% from 0.85% at 30 September 2012.

At 30 September 2013, we had 8 impaired counterparties with exposure greater than $50 million, collectively accounting for 20% of total impaired loans. This compares to 12 impaired counterparties with exposure greater than $50 million in 2012 accounting for 23% of total impaired loans. There were 16 impaired exposures at 30 September 2013 that were less than $50 million and greater than $20 million (2012: 25 impaired exposures).

We believe that Westpac remains appropriately provisioned with total impairment provisions for impaired loans to total impaired loans coverage at 43.2% at 30 September 2013 compared to 37.4% at 30 September 2012. Total provisions for impairment on loans and credit commitments to total impaired loans represented 109.7% of total impaired loans as at 30 September 2013, up from 96.7% at 30 September 2012. Total provisions for impairments on loans and credit commitments to total loans was 0.73% at 30 September 2013, down from 0.82% at 30 September 2012 (2011: 0.88%).

Consumer mortgage loans 90 days past due at 30 September 2013 were 0.51% of outstandings, unchanged from 0.51% of outstandings at 30 September 2012 (2011: 0.55%).

Other consumer loan delinquencies (including credit card and personal loan products) were 1.04% of outstandings as at 30 September 2013, a decrease of 7 basis points from 1.11% of outstandings as at 30 September 2012 (2011: 1.16%).

Potential problem loans as at 30 September 2013 amounted to $1,619 million, a decrease of 23% from $2,115 million at 30 September 2012. The reduction of potential problem loans is due mainly to the upgrade or repayment of some of these assets.

Potential problem loans are facilities that are performing and no loss is expected, but the customer demonstrates significant weakness in debt servicing or security cover that could jeopardise repayment of debt on current terms if not rectified. Potential problem loans are identified using established credit frameworks and policies, which include the ongoing monitoring of facilities through the use of watchlists.

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

Westpac evaluates these considerations through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

▪         the development of a capital management strategy, including preferred capital range, capital buffers and contingency plans;

▪         consideration of both economic and regulatory capital requirements;

▪         a process that challenges the capital measures, coverage and requirements which incorporates, amongst other things, the impact of adverse economic scenarios; and

▪         consideration of the perspectives of external stakeholders including rating agencies and equity and debt investors.

Westpac’s capital ratios are significantly above APRA minimum capital adequacy requirements.

Basel Capital Accord

The regulatory limits applied to our capital ratios are consistent with A global regulatory framework for more resilient banks and banking systems, also known as Basel III, issued by the Bank of International Settlements. This framework reflects the advanced risk management practices that underpin the calculation of regulatory capital through a broad array of risk classes and advanced measurement processes.

As provided for in the Basel III accord, APRA has exercised discretions to make the framework applicable in the Australian market, and in particular has required that Australian banks use sophisticated models for credit risk, operational risk and interest rate risk taken in the banking book. In addition, APRA has applied discretion in the calculation of the components of regulatory capital. The new Basel III prudential standards became effective on 1 January 2013.

Westpac is accredited by APRA to apply advanced models permitted by the Basel III global capital adequacy regime to the measurement of its regulatory capital requirements. Westpac uses the Advanced Internal Ratings-Based approach for credit risk, the Advanced Measurement Approach (AMA) for operational risk and the internal model approach for Interest Rate Risk in the Banking Book (IRRBB). Effective risk management is regarded as a key activity performed at all levels of the Group. Achieving advanced accreditation from APRA has resulted in a broad array of changes to risk management practices that have been implemented across all risk classes. We recognise that embedding these principles and practices into day-to-day activities of the divisions to achieve the full benefits of these changes is an ongoing facet of risk management.

92	2013 WESTPAC GROUP ANNUAL REPORT

REVIEW OF GROUP OPERATIONS

Australia’s risk-based capital adequacy guidelines are generally consistent but not completely aligned with the approach agreed upon by the Basel Committee on Banking Supervision (BCBS). APRA has exercised its discretion in applying the Basel framework to Australian ADIs, resulting in a more conservative approach than the minimum standards published by the BCBS. APRA also introduced the new standards from 1 January 2013 with no phasing in of higher capital requirements as allowed by the BCBS. The application of these discretions act to reduce reported capital ratios relative to those reported in other jurisdictions.

Under APRA’s implementation of Basel III, Australian banks are required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%, Tier 1 ratio of 6.0% and Total Regulatory Capital of 8.0%. Subject to certain limitations, Common Equity Tier 1 capital consists of paid-up share capital, retained profits and certain reserves, less the deduction of certain intangible assets, capitalised expenses and software, and investments and retained earnings in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes. The balance of eligible capital is defined as additional Tier 1 or Tier 2 capital which includes, subject to limitations, mandatory convertible notes, perpetual floating rate notes and like instruments, and term subordinated debt less a deduction for holdings of Westpac’s own subordinated debt.

Westpac’s regulatory capital ratios as at 30 September1 are summarised in the table below:

	2013	2012
	$m	$m
Common equity	45,361	40,873
Deductions from common equity	(17,392)	(15,902)
Total common equity after deductions	27,969	24,971

Additional Tier 1 capital	4,769	5,571
Net Tier 1 regulatory capital	32,738	30,542

Tier 2 capital	4,918	5,792
Deductions from Tier 2 capital	-	(1,622)
Total Tier 2 capital after deductions	4,918	4,170
Total regulatory capital	37,656	34,712

Credit risk:
On-balance sheet assets	185,023	182,831
Off-balance sheet assets	75,245	62,268
Equity risk	-	1,263
Market risk	9,059	12,087
Operational risk	27,299	26,757
Interest rate risk in the banking book	6,929	10,234
Other assets	3,817	2,461
Total risk weighted assets	307,372	297,901

Common Equity Tier 1 capital ratio	9.1%	8.4%
Additional Tier 1 capital ratio	1.6%	1.9%
Tier 1 capital ratio	10.7%	10.3%
Tier 2 capital ratio	1.6%	1.4%
Total regulatory capital ratio	12.3%	11.7%

1    Basel III was not effective in Australia until 1 January 2013. The 2012 comparative is presented on a Basel II basis.

Refer to ‘Significant developments’ in Section 1 for a discussion on future regulatory developments that may impact upon capital requirements.

2013 WESTPAC GROUP ANNUAL REPORT	93

Purchases of equity securities

The following table details share repurchase activity for the year ended 30 September 2013:

	Total Number of Ordinary Shares Purchased	Average Price Paid per Ordinary Share $	Total Number of Ordinary Shares Purchased as Part of a Publicly Announced Program	Maximum Number (or Approximate $ Value) of Ordinary Shares that May Yet Be Purchased Under the Plans or Programs
Month
October (2012)	103,125	25.47	-	n/a
November (2012)	19,312	24.88	-	n/a
December (2012)	2,787,201	26.03	-	n/a
January (2013)	829,175	26.91	-	n/a
February (2013)	696,388	28.73	-	n/a
March (2013)	358,533	30.72	-	n/a
April (2013)	165,183	31.56	-	n/a
May (2013)	10,944,505	30.48	-	n/a
June (2013)	10,858,931	28.37	-	n/a
July (2013)	49,790	29.28	-	n/a
August (2013)	192,323	31.05	-	n/a
September (2013)	89,488	32.25	-	n/a
Total	27,093,954	29.02	-	-

Purchases of ordinary shares during the year were made on market and relate to the following:

▪         to deliver to employees upon the exercise of options and share rights: 5,641,217 ordinary shares;

▪        treasury shares held by statutory life funds and managed investment schemes and ordinary shares held by Westpac in respect of equity derivatives sold to customers: 67,128 ordinary shares; and

▪         to allocate to eligible employees under the Restricted Share Plan (RSP): 2,612,217 ordinary shares.

Refer to Note 24 to the financial statements for a discussion of treasury share purchases.

94	2013 WESTPAC GROUP ANNUAL REPORT

REVIEW OF GROUP OPERATIONS

COMMITMENTS

Contractual obligations and commitments

In connection with our operating activities we enter into certain contractual obligations and commitments. The following table shows our significant contractual cash obligations as at 30 September 2013:

	Up to	Over 1	Over 3	Over
	1 Year	to 3 Years	to 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
On balance sheet long-term debt[1]	26,879	44,071	30,514	11,445	112,909
Operating leases[2]	509	948	764	1,684	3,905
Other commitments[2]	713	1,079	383	29	2,204
Total contractual cash obligations	28,101	46,098	31,661	13,158	119,018

1            Refer to Note 22 to the financial statements for details of on balance sheet long-term debt.

2            Refer to Note 34 to the financial statements for details of expenditure commitments.

The above table excludes deposits and other liabilities taken in the normal course of banking business and short-term and undated liabilities.

Commercial commitments1

The following table shows our significant commercial commitments as at 30 September 2013:

	Up to	Over 1	Over 3	Over
	1 Year	to 3 Years	to 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
Standby letters of credit and financial guarantees	1,390	2,184	176	584	4,334
Trade letters of credit	3,218	-	-	-	3,218
Non-financial guarantees	5,526	1,394	412	1,722	9,054
Commitments to extend credit	60,281	29,613	14,702	43,772	148,368
Other commitments	-	-	-	44	44
Total commercial commitments	70,415	33,191	15,290	46,122	165,018

1            The numbers in this table are notional amounts (refer to Note 36 to the financial statements).

2013 WESTPAC GROUP ANNUAL REPORT	95

DIVISIONAL PERFORMANCE

DIVISIONAL PERFORMANCE – 2013 v 2012

Our operations comprise three primary customer-facing business divisions:

▪         Australian Financial Services (AFS), which incorporates the operations of:

–   Westpac Retail & Business Banking, which we refer to as Westpac RBB;

–   St.George Banking Group, which we refer to as St.George; and

–   BT Financial Group (Australia), which we refer to as BTFG

▪         Westpac Institutional Bank, which we refer to as WIB; and

▪         Westpac New Zealand.

Other divisions in the Group include Westpac Pacific, Group Services, Treasury and Core Support.

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

Outlined below are the current Cash Earnings adjustments to the statutory results:

1.             Trust Preferred Securities (TPS) revaluations – adjustment for movements in economic hedges, including associated tax effects impacting the foreign currency translation reserve, relating to hybrid instruments classified as non-controlling interests. The adjustment is required as these hybrid instruments are not fair valued, however the hedges are fair valued and therefore there is a mismatch in the timing of income recognition in the statutory results. The mismatch is added back to statutory results in deriving Cash Earnings as it does not affect the Group’s profits over time.

2.             Treasury shares – under A-IFRS, Westpac shares held by the Group in the managed funds and life business are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the statutory results. In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in determining income.

3.            Ineffective hedges – the gain/(loss) on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time.

4.             Fair value gain/(loss) on economic hedges (which do not qualify for hedge accounting under A-IFRS) and own credit comprises:

–               the unrealised fair value gain/(loss) on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving Cash Earnings as it may create a material timing difference on statutory results but does not affect the Group’s Cash Earnings during the life of the hedge;

–               the unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the Government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings as it may create a material timing difference on statutory results but does not affect the Group’s Cash Earnings during the life of the hedge;

1                     Policyholder tax recoveries – income and tax amounts that are grossed up to comply with the A-IFRS accounting standard covering life insurance business (policyholder tax recoveries) are reversed in deriving income and taxation expense on a Cash Earnings basis.

96	2013 WESTPAC GROUP ANNUAL REPORT

DIVISIONAL PERFORMANCE

–               certain long term debt issuances are recognised at fair value. In deriving fair value, adjustments are made to reflect changes in Westpac’s own credit spread. The resulting unrealised gain/(loss) from credit spread movements is reversed in deriving Cash Earnings as this amount may create a material timing difference on statutory results but does not affect the Group’s Cash Earnings over time; and

–               the unrealised fair value gain/(loss) on hedges of accrual accounted term funding transactions is reversed in deriving Cash Earnings as it may create a material timing difference on statutory results but does not affect the Group’s Cash Earnings during the life of the hedge.

5.             Gain/(loss) on buyback of Government guaranteed debt – during the years ended 30 September 2013 and 30 September 2011, the Group bought back certain Government guaranteed debt issues which reduced Government guarantee fees (70 basis points) paid. In undertaking the buybacks, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the statutory result, the cost incurred is recognised at the time of the buyback. In Cash Earnings, the cost incurred is being amortised over the original term of the debt that was bought back, consistent with a 70 basis point saving being effectively spread over the remaining life of the issue. The Cash Earnings adjustment gives effect to the timing difference between statutory results and Cash Earnings.

6.             Fair value amortisation of financial instruments – the accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders, and therefore have been treated as a Cash Earnings adjustment.

7.            Amortisation of intangible assets comprises:

–               the merger with St.George resulted in the recognition of core deposit intangibles and customer relationships intangible assets that are amortised over their useful lives, ranging between five and nine years. The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders; and

–               the acquisition of J O Hambro Capital Management (JOHCM) by BT Investment Management (BTIM) during the year ended 30 September 2012 resulted in the recognition of management contract intangible assets. These intangible items are amortised over their useful lives, ranging between five and 20 years. The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders.

8.             Supplier program – during the year ended 30 September 2012, the Group incurred and provisioned for expenses as part of its program to increase the use of global specialists in certain technology and back office operations. These expenses included costs associated with streamlining and better documenting systems and processes, technology costs to enable infrastructure and enhance interaction with suppliers, and costs associated with restructuring the workforce. Given these significant expenses were not considered in determining dividends they were treated as Cash Earnings adjustments.

9.            Litigation provision – during the year ended 30 September 2012, the Group recognised a provision of $111 million ($78 million after tax) with respect to the Bell litigation. This has been treated as a Cash Earnings adjustment due to its size, the historical nature of the proceedings and because it did not reflect ongoing operations.

10.      Tax on Financial Arrangements (TOFA) tax consolidation adjustment – during the year ended 30 September 2012, taxation legislation was introduced that included retrospective amendments to the income tax law as it applies to TOFA and tax consolidated groups. The amendments had an adverse application to certain liabilities that were consolidated as part of the merger with St.George. This gave rise to an additional income tax expense of $165 million for the year ended 30 September 2012. Consistent with other tax adjustments relating to the merger with St.George, this adjustment was treated as a Cash Earnings adjustment due to its size and because it did not reflect ongoing operations.

11.      Merger transaction and integration expenses – as part of the merger with St.George, transaction and integration expenses incurred over three years following the merger were treated as a Cash Earnings adjustment as they did not impact the earnings expected from St.George following the integration period. The integration project was completed in 2011.

12.      St.George Tax Consolidation adjustment – finalisation of tax consolidation related to the merger with St.George gave rise to a reduction in income tax expense of $1,110 million during the year ended 30 September 2011. The tax consolidation process required Westpac to reset the tax value of certain St.George assets to the appropriate market value of those assets at the effective date of the tax consolidation (31 March 2009). These adjustments were treated as a Cash Earnings adjustment due to their size and because they did not reflect ongoing operations.

13.     Tax provision – during the year ended 30 September 2011, the Group increased tax provisions by $70 million in respect of certain existing positions for transactions previously undertaken by the Group. The increase reflected the recent trend of global taxation authorities challenging the historical tax treatment of cross border and complex transactions. This increase in tax provisions was treated as a Cash Earnings adjustment as it related to the global management of historical tax positions and did not reflect ongoing operations. The Group’s management of tax positions has moved to disclosing any such transactions to the taxation authorities at or around the time of execution.

2013 WESTPAC GROUP ANNUAL REPORT	97

Cash Earnings and assets by division

The following tables present, for each of the key divisions of our business, the Cash Earnings and total assets at the end of the financial years ended 30 September 2013, 2012 and 2011. Refer to Note 32 to the financial statements for the disclosure of our geographic and business segments and the reconciliation to net profit attributable to owners of Westpac Banking Corporation.

Cash Earnings by business division

	Years Ended 30 September
	2013	2012	2011
	$m	$m	$m
Australian Financial Services
Westpac Retail & Business Banking	2,300	2,114	1,850
St.George Banking Group	1,441	1,231	1,233
BT Financial Group (Australia)	737	653	729
Westpac Institutional Bank	1,635	1,473	1,427
Westpac New Zealand	634	548	442
Other divisions	350	579	620
Total Cash Earnings	7,097	6,598	6,301

Total assets by business division

	As at 30 September
	2013	2012	2011
	$bn	$bn	$bn
Australian Financial Services
Westpac Retail & Business Banking	262	255	247
St.George Banking Group	160	155	150
BT Financial Group (Australia)	28	27	26
Westpac Institutional Bank	97	98	101
Westpac New Zealand	62	49	46
Other divisions	88	91	100
Total assets	697	675	670

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

Our internal transfer pricing frameworks facilitate risk transfer, profitability measurement, capital allocation and business unit alignment, tailored to the jurisdictions in which we operate. Transfer pricing allows us to measure the relative contribution of our products and divisions to the Group’s interest margin, and other dimensions of performance. Key components of our transfer pricing frameworks are funds transfer pricing for interest rate and liquidity risk, and allocation of basis and contingent liquidity costs, including capital allocation.

Overhead costs are allocated to revenue generating businesses.

98	2013 WESTPAC GROUP ANNUAL REPORT

DIVISIONAL PERFORMANCE

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

Performance of AFS

	2013	2012	2011
	$m	$m	$m
Net interest income	9,272	8,694	8,534
Non-interest income	3,697	3,399	3,253
Net operating income before operating expenses and impairment charges	12,969	12,093	11,787
Operating expenses	(5,777)	(5,553)	(5,415)
Impairment charges	(780)	(863)	(936)
Profit before income tax	6,412	5,677	5,436
Income tax expense	(1,916)	(1,671)	(1,617)
Profit attributable to non-controlling interests	(18)	(8)	(7)
Cash Earnings for the year	4,478	3,998	3,812
Net Cash Earnings adjustments	(150)	(151)	(146)
Net profit attributable to owners of Westpac Banking Corporation	4,328	3,847	3,666

	$bn	$bn	$bn
Deposits and other borrowings	259.0	239.3	214.3
Loans	423.7	412.0	398.5
Total assets	449.4	436.8	422.8
Total operating expenses to net operating income ratio	44.5%	45.9%	45.9%

WESTPAC RETAIL & BUSINESS BANKING

Westpac Retail & Business Banking (Westpac RBB) is responsible for sales and service for our consumer, small-to-medium enterprise (SME) customers and commercial and agribusiness customers (typically with turnover of up to $100 million) in Australia under the Westpac brand.

Activities are conducted through Westpac RBB’s network of branches and business banking centres and specialised consumer and business relationship managers, with the support of cash flow, financial markets and wealth specialists, customer service centres, ATMs and internet and mobile channels.

Performance of Westpac RBB

	2013	2012	2011
	$m	$m	$m
Net interest income	5,650	5,304	5,166
Non-interest income	1,277	1,184	1,091
Net operating income before operating expenses and impairment charges	6,927	6,488	6,257
Operating expenses	(3,154)	(3,079)	(3,087)
Impairment charges	(486)	(429)	(547)
Profit before income tax	3,287	2,980	2,623
Income tax expense	(987)	(866)	(773)
Cash Earnings for the year	2,300	2,114	1,850
Net Cash Earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	2,300	2,114	1,850
	$bn	$bn	$bn
Deposits and other borrowings	150.1	138.5	125.1
Loans	256.4	250.3	242.1
Total assets	261.9	255.3	247.0
Total operating expenses to net operating income ratio	45.5%	47.5%	49.3%

2013 WESTPAC GROUP ANNUAL REPORT	99

2013 v 2012

Westpac RBB Cash Earnings were $2,300 million in 2013, an increase of $186 million or 9% compared to 2012.

Net interest income increased by $346 million or 7% compared to 2012. This was driven by an increase in interest-earning assets and higher margins. Features of this result included:

▪         loans increased $6.1 billion or 2% compared to 2012, primarily due to:

–        an increase in mortgages of $5.4 billion or 3% compared to 2012 which accounted for the majority of lending growth;

–        other consumer lending increased 2% compared to 2012, with growth in personal lending offsetting a decline in cards; and

–        an increase in business lending of 1% compared to 2012, with most of the growth in long term lending. Short-term lending and working capital balances were lower. Repayments were also higher over the year, particularly in agribusiness.

▪         deposits increased $11.6 billion or 8% compared to 2012, primarily due to:

–        an increase in at call deposits of $16.9 billion or 21% compared to 2012, driven primarily by growth in consumer deposits (Reward Saver and mortgage offset accounts) and an increase in business deposits of $2.7 billion or 10% compared to 2012; partially offset by

–        a decrease in term deposits of 9% compared to 2012, as customers chose to hold their funds in at call accounts.

▪         margins increased 10 basis points to 2.33% compared to 2012, primarily driven by:

–        an increase in lending spreads (up 26 basis points), mostly from the repricing of mortgages and business loans to better reflect higher funding costs; and

–        decreased deposit spreads (down 14 basis points) due to continued competitive pricing in at call savings accounts, where most of the deposit growth has occurred.

Non-interest income increased $93 million or 8% compared to 2012, primarily due to:

▪         an increase in business lending fees, which have continued to be repriced to more appropriately reflect the cost of providing business facilities; and

▪         an increase in cards income due to volume driven interchange fee increases and an increase in the use of premium rewards cards, including Westpac Black.

Operating expenses increased $75 million or 2% compared to 2012, primarily due to:

▪         an increase in compliance and investment spending including software amortisation; and

▪         improved productivity across frontline roles, reduced full-time equivalent employees (FTE) and disciplined expense management offset by salary and wage increases, CPI increases and higher marketing costs associated with the new brand launch.

Impairment charges increased $57 million or 13% compared to 2012, primarily due to prior year benefitting from an improvement in asset quality, which led to a reduction in provisioning; this improvement was not matched in 2013.

For a discussion of the results of Westpac RBB for 2012 v 2011, refer to ‘Divisional performance – 2012 v 2011’.

100	2013 WESTPAC GROUP ANNUAL REPORT

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

Performance of St.George

	2013	2012	2011
	$m	$m	$m
Net interest income	3,216	2,966	2,930
Non-interest income	552	565	549
Net operating income before operating expenses and impairment charges	3,768	3,531	3,479
Operating expenses	(1,415)	(1,341)	(1,323)
Impairment charges	(293)	(433)	(393)
Profit before income tax	2,060	1,757	1,763
Income tax expense	(619)	(526)	(530)
Cash Earnings for the year	1,441	1,231	1,233
Net Cash Earnings adjustments	(128)	(129)	(129)
Net profit attributable to owners of Westpac Banking Corporation	1,313	1,102	1,104
	$bn	$bn	$bn
Deposits and other borrowings	88.6	80.9	70.8
Loans	152.7	147.6	142.0
Total assets	159.8	154.6	149.6
Total operating expenses to net operating income ratio	37.6%	38.0%	38.0%

2013 v 2012

St.George Cash Earnings were $1,441 million in 2013, an increase of $210 million or 17% compared to 2012.

Net interest income increased by $250 million or 8% compared to 2012. This was driven by an increase in interest-earning assets and a 10 basis point improvement in margins. Features of this result included:

▪        loans increased $5.1 billion or 3% compared to 2012, primarily due to:

–        an increase in mortgages of $6.1 billion or 6% compared to 2012. Growth was across all brands particularly in Bank of Melbourne; partially offset by

–        a decrease in business lending of 5% compared to 2012 due to lower commercial property lending from the run off of existing facilities and from stressed assets refinanced out of the business.

▪         deposits increased $7.7 billion or 10% compared to 2012 with deposit growth more than fully funding loan growth over the year, primarily due to an increase in at call savings accounts with RAMS deposits contributing $1.3 billion of growth, offsetting a decrease in term deposits of $0.8 billion (down 2%); and

▪         margins increased 10 basis points to 2.22% compared to 2012, primarily due to:

–        an increase in lending spreads of 26 basis points, with mortgage repricing and improved business lending spreads to recover increases in funding costs; partially offset by

–        a decrease in deposit spreads of 16 basis points, as competition continued to see spreads on new deposits lower than the portfolio average.

Non-interest income decreased $13 million or 2% compared to 2012, primarily due to:

▪         lower financial markets income; partially offset by

▪         increased business lending fees.

2013 WESTPAC GROUP ANNUAL REPORT	101

Operating expenses increased $74 million or 6% compared to 2012, primarily due to:

▪         costs associated with the investment in Bank of Melbourne has added approximately $36 million in expenses including new branches, increased employee numbers and an increase in depreciation and amortisation; and

▪        the launch of new ‘Business Connect’ model for serving SME customers contributed to the increase along with increased technology costs; partially offset by

▪         productivity savings.

Impairment charges decreased $140 million or 32% compared to 2012, due to:

▪         a decrease in business impairment charges of $135 million compared to 2012, primarily due to the continued improvement in asset quality and lower levels of business stressed assets; and

▪         lower consumer impairment charges of $5 million compared to 2012, driven by improvements in delinquencies.

For a discussion of the results of St.George Banking Group for 2012 v 2011, refer to ‘Divisional performance — 2012 v 2011’.

102	2013 WESTPAC GROUP ANNUAL REPORT

DIVISIONAL PERFORMANCE

BT FINANCIAL GROUP (AUSTRALIA)

BT Financial Group (Australia) (BTFG) is Westpac’s Australian wealth division.

BTFG’s funds management operations include the manufacturing and distribution of investment, superannuation and retirement products, investment platforms such as Wrap and Master Trusts, private banking, financial planning as well as margin lending and broking. BTFG’s insurance solutions cover the manufacturing and distribution of life, general and lenders mortgage insurance.

BTFG’s brands include Advance Asset Management, Ascalon, Asgard, BT, BT Investment Management Limited (BTIM) (62.1% owned by the Westpac Group and consolidated in BTFG’s Funds Management business), Licensee Select, BT Select, Securitor, and the Advice, Private Banking and Insurance operations of Bank of Melbourne, BankSA, St.George and Westpac.

Performance of BTFG

	2013	2012	2011
	$m	$m	$m
Net interest income	406	424	438
Non-interest income	1,868	1,650	1,613
Net operating income before operating expenses and impairment charges	2,274	2,074	2,051
Operating expenses	(1,208)	(1,133)	(1,005)
Impairment charges	(1)	(1)	4
Profit before income tax	1,065	940	1,050
Income tax expense	(310)	(279)	(314)
Profit attributable to non-controlling interests	(18)	(8)	(7)
Cash Earnings for the year	737	653	729
Net Cash Earnings adjustments	(22)	(22)	(17)
Net profit attributable to owners of Westpac Banking Corporation	715	631	712

	$bn	$bn	$bn
Deposits and other borrowings	20.3	19.9	18.4
Loans	14.6	14.1	14.4
Total assets	27.7	26.9	26.2
Funds under management	76.2	56.5	41.4
Funds under administration	102.7	87.9	77.4
Total operating expenses to net operating income ratio	53.1%	54.6%	49.0%

2013 v 2012

BTFG Cash Earnings were $737 million in 2013, an increase of $84 million or 13% compared to 2012.

Net interest income decreased $18 million or 4% compared to 2012, primarily due to improved volumes and stronger margins in Private Wealth offset by a decline in margin lending balances.

Non-interest income increased $218 million or 13% compared to 2012, primarily due to:

▪         an increase in life insurance revenue with net earned premiums rising 21%, reflecting the expansion of distribution to the Independent Financial Advisor and aligned financial planner networks, partially offset by margin compression, a slight deterioration in lapse rates and an increase in claims consistent with the larger portfolio;

▪         an increase in general insurance revenue with gross written premiums rising 17% from annual pricing reviews, growth in new business through cross sell across the banking brands. Claim expenses have reduced compared to 2012;

▪         a decrease in lenders mortgage insurance revenue due to modest mortgage growth and the continued impact of the decision to de-risk the portfolio in 2009 and an increase in claims reflecting the work out of delinquent mortgages; and

▪         an increase in funds management income due to:

–        an increase in average FUM due to inflows, improved markets and FX impacts, partially offset by a reduction in FUM margins;

–        an increase in funds under administration (FUA) income driven by flows on platforms and improved markets;

–        an increase in performance fees received in BTIM and JOHCM;

–        an increase in advice income from new business revenue generated by an expanded planner network with greater focus on targeted segments and increasing customer facing time; and

–        an increase in Ascalon revenue from seed pool revaluation gains.

2013 WESTPAC GROUP ANNUAL REPORT	103

Operating expenses increased $75 million, or 7% compared to 2012, primarily due to:

▪         an increase in investment related costs of $45 million;

▪         an increase in performance fee related bonuses associated with BTIM and JOHCM of $17 million; and

▪         an increase in other operating costs due to higher FTE, costs associated with regulatory change and other volume related costs.

For a discussion of the results of BTFG for 2012 v 2011, refer to ‘Divisional performance – 2012 v 2011’.

104	2013 WESTPAC GROUP ANNUAL REPOR

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

Customers are supported through branches and subsidiaries located in Australia, New Zealand, Asia, US and UK.

Performance of WIB

	2013	2012	2011
	$m	$m	$m
Net interest income	1,635	1,706	1,700
Non-interest income	1,667	1,484	1,182
Net operating income before operating expenses and impairment charges	3,302	3,190	2,882
Operating expenses	(1,070)	(987)	(938)
Impairment charges	89	(127)	90
Profit before income tax	2,321	2,076	2,034
Income tax expense	(686)	(603)	(607)
Cash Earnings for the year	1,635	1,473	1,427
Net Cash Earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	1,635	1,473	1,427

	$bn	$bn	$bn
Deposits and other borrowings	72.8	64.5	48.3
Loans	56.5	53.9	51.8
Total assets	97.2	97.8	101.5
Total operating expenses to net operating income ratio	32.4%	30.9%	32.5%

2013 v 2012

WIB Cash Earnings were $1,635 million in 2013, an increase of $162 million or 11% compared to 2012.

Net interest income decreased $71 million or 4% compared to 2012, primarily due to a 23 basis point decline in margins. While margin pressure was experienced on both assets and liabilities, competition was most intense for transactional deposit balances. Features of this result included:

▪         loans increased $2.6 billion or 5% compared to 2012, primarily in targeted areas of trade finance, with particularly good growth from Asia; and

▪         deposits increased $8.3 billion or 13% compared to 2012, as WIB continued to build its total relationship focus resulting in growth in term deposits and transactional deposits.

Non-interest income increased $183 million or 12% compared to 2012, primarily due to:

▪         an increase in markets income compared to 2012. Growth during the year was most prominent in interest rate products as customers sought to more actively manage their risk as interest rates declined, while movements in the currency increased customer demand for FX hedging products; and

▪         a benefit in credit valuation adjustment of $87 million compared to a charge of $58 million in 2012; partially offset by

▪         lower Hastings revenue primarily due to reduced performance fees.

Operating expenses increased $83 million or 8% compared to 2012, primarily due to:

▪         an increase in WIB’s investment in Asia, including building product and technology capabilities, along with additional FTE and branch premises; and

▪         performance-related payments associated with the gains from the Hastings business in the first half of 2013.

Asset quality improved in 2013, and as a result impairments contributed an $89 million benefit to earnings, compared to a $127 million charge in 2012. The high level of write-backs and collectively assessed provision benefits continued in 2013, with new individually assessed provisions lower than 2012.

For a discussion of the results of WIB for 2012 v 2011, refer to ‘Divisional performance – 2012 v 2011’.

2013 WESTPAC GROUP ANNUAL REPORT	105

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

Performance of Westpac New Zealand

	2013	2012	2011
	$m	$m	$m
Net interest income	1,309	1,224	1,137
Non-interest income	364	336	304
Net operating income before operating expenses and impairment charges	1,673	1,560	1,441
Operating expenses	(697)	(653)	(627)
Impairment charges	(97)	(148)	(185)
Profit before income tax	879	759	629
Income tax expense	(242)	(208)	(184)
Profit attributable to non-controlling interests	(3)	(3)	(3)
Cash Earnings for the year	634	548	442
Net Cash Earnings adjustments	-	-	-
Net profit attributable to owners of Westpac Banking Corporation	634	548	442

	$bn	$bn	$bn
Deposits and other borrowings	41.4	33.5	29.8
Loans	54.7	47.4	45.2
Total assets	61.5	48.6	46.3
Funds under management	3.9	2.9	2.1
Total operating expenses to net operating income ratio	41.7%	41.9%	43.5%

2013 v 2012

Westpac New Zealand Cash Earnings were $634 million in 2013, an increase of $86 million or 16% compared to 2012.

Net interest income increased $85 million or 7% compared to 2012, of which foreign exchange translation impacts contributed $75 million. Excluding foreign exchange impacts, net interest income increased $10 million due to average interest-earning assets increasing, partially offset by margins declining 34 basis points. Margins and interest-earning assets were impacted by the inclusion of liquid assets in 2013. Adjusting for these assets, margins were 10 basis points lower.

Features of this result included:

▪         loans increased $7.3 billion or 15% compared to 2012, primarily due to:

–        foreign exchange impacts of $5.6 billion; and

–        an increase in mortgages and business lending of $1.7 billion compared to 2012. Growth was predominantly in the targeted segment of loans with an LVR less than 80%.

▪         deposits increased $7.9 billion or 24% compared to 2012, primarily due to:

–        foreign exchange impacts of $4.2 billion; and

–        an increase in term deposits and other deposits, driven by growth in consumer online savings and business transaction accounts.

▪         margins reduced 10 basis points to compared to 2012. The 10 basis point contraction in underlying margins was primarily due to:

–        lending spreads were lower as competition increased and customers switched to lower spread fixed rate mortgage products; and

–        deposit spreads decreased due to competition and lower returns on non-interest bearing deposits.

106	2013 WESTPAC GROUP ANNUAL REPORT

DIVISIONAL PERFORMANCE

Non-interest income increased $28 million or 8% compared to 2012, primarily due to:

▪         an increase in facility fees and wealth fees earned from FUM/FUA growth (up $1.2 billion); partially offset by

▪         the one-off insurance policy benefit received in 2012.

Operating expenses increased $44 million or 7% compared to 2012, of which foreign exchange translation impacts contributed $41 million. Excluding foreign exchange impacts, this increase was primarily due to salary and other inflationary increases, including rental expenses and continued investment in strategic priorities, largely offset by benefits delivered from ongoing productivity initiatives.

Impairment charges decreased $51 million or 34% compared to 2012, primarily due to:

▪        continued improvement in stressed assets; and

▪         a decrease in business individually assessed provision charges of 81% compared to 2012; partially offset by

▪         an increase in impairment charges on a small number of institutional customers.

For a discussion of the results of Westpac New Zealand for 2012 v 2011, refer to ‘Divisional performance – 2012 v 2011’.

2013 WESTPAC GROUP ANNUAL REPORT	107

OTHER DIVISIONS

Other divisions comprise:

Westpac Pacific

Westpac Pacific provides banking services for retail and business customers in seven Pacific Island Nations. Branches, ATMs, telephone banking and internet banking channels are used to deliver business activities in Fiji, Papua New Guinea (PNG), Vanuatu, Cook Islands, Tonga, Solomon Islands and Samoa. Westpac Pacific’s financial products include personal savings, business transactional accounts, personal and business lending products, business services and a range of international products.

Group Services1

Group Services encompasses technology, banking operations, compliance, legal and property services.

Treasury

Treasury is primarily focused on the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily impacted by the hedging decisions taken on behalf of the Group to manage net interest income outcomes and assist net interest income growth.

Core Support1

Core Support comprises those functions performed centrally, including finance, risk and human resources.

Group Items

Group Items includes earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate the presentation of the performance of our operating segments, earnings from non core asset sales and certain other head office items such as centrally raised provisions.

Performance of Other divisions

	2013	2012	2011
	$m	$m	$m
Net interest income	696	939	798
Non-interest income	193	294	215
Net operating income before operating expenses and impairment charges	889	1,233	1,013
Operating expenses	(166)	(186)	(126)
Impairment charges	(59)	(74)	38
Profit before income tax	664	973	925
Income tax expense	(259)	(336)	(247)
Profit attributable to non-controlling interests	(55)	(58)	(58)
Cash Earnings for the year	350	579	620
Net Cash Earnings adjustments	(131)	(477)	836
Net profit attributable to owners of Westpac Banking Corporation	219	102	1,456

2013 v 2012

Other divisions’ Cash Earnings were $350 million in 2013, a decrease of $229 million or 40% compared to 2012.

Net interest income decreased $243 million or 26% compared to 2012, primarily due to lower Treasury income. In the more stable credit spread environment, Treasury experienced lower returns on the liquid assets portfolio compared to 2012. Higher interest costs related to recent subordinated debt and hybrid issues also reduced net interest income.

Non-interest income decreased $101 million or 34% compared to 2012, primarily due to:

▪         profit from the sale of Visa shares in 2012 ($46 million) was not repeated;

▪         reduced research and development tax credits received ($57 million); and

▪         hedging of offshore earnings and cost of hedging offshore capital.

Operating expenses decreased $20 million or 11% compared to 2012, primarily due to lower spend on centrally managed programs.

Impairment charges decreased $15 million primarily due to a single large provision in Vanuatu in 2012, which was not repeated in 2013.

The effective tax rate increased from 34.5% in 2012 to 39.0% in 2013, primarily from the impact of higher non-deductible distributions on Westpac CPS and Westpac CN.

For a discussion of the results of this division for 2012 v 2011, refer to ‘Divisional performance – 2012 v 2011’.

1          Costs are allocated to other businesses in the Group, largely AFS and WIB.

108	2013 WESTPAC GROUP ANNUAL REPORT

DIVISIONAL PERFORMANCE

DIVISIONAL PERFORMANCE – 2012 V 2011

Westpac Retail & Business Banking

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

St.George Banking Group

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

Non-interest income increased $16 million or 3% compared to 2011, driven by:

▪         higher foreign exchange and interest rate risk management products income; and

2013 WESTPAC GROUP ANNUAL REPORT	109

▪         increased income share from higher home and contents insurance cross sell.

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

BT Financial Group (Australia)

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

Westpac Institutional Bank

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

110	2013 WESTPAC GROUP ANNUAL REPORT

DIVISIONAL PERFORMANCE

Westpac New Zealand

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

Other divisions

2012 v 2011

Other divisions’ Cash Earnings were $579 million in 2012, a decrease of $41 million or 7% compared to 2011.

Net interest income increased by $141 million or 18% compared to 2011 primarily from improved Treasury income.

Non-interest income increased by $79 million or 37% primarily due to:

▪         higher research and development tax credits;

▪         higher foreign exchange volumes and improved market spreads in Westpac Pacific; and

▪         higher fee income from net customer growth of approximately 68,000 to over 361,000 in Westpac Pacific.

Operating expenses increased by $60 million or 48% primarily due to higher restructuring expenses and employee provisions.

The increase in impairments of $112 million reflected an increase in economic overlay provisions whereas 2011 benefited from a release.

The increase in the effective tax rate from 26.7% in 2011 to 34.5% in 2012 reflects the tax benefit in 2011 from the release of excess tax provisions.

2013 WESTPAC GROUP ANNUAL REPORT	111

RISK AND RISK MANAGEMENT

RISK FACTORS

Our business is subject to risks that can adversely impact our business, results of operations, financial condition and future performance. If any of the following risks occur, our business, results of operations, financial condition or future performance could be materially adversely affected, with the result that the trading price of our securities could decline and as a security holder you could lose all, or part, of your investment. You should carefully consider the risks described and the other information in this Annual Report before investing in our securities. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us.

Risks relating to our business

Our businesses are highly regulated and we could be adversely affected by failing to comply with existing laws and regulations or by changes in laws, regulations or regulatory policy

As a financial institution, we are subject to detailed laws and regulations in each of the jurisdictions in which we operate or obtain funding, including Australia, New Zealand and the United States. We are also supervised by a number of different regulatory and supervisory authorities which have broad administrative power over our businesses. In Australia, the relevant regulatory authorities include the Australian Prudential Regulation Authority (APRA), Reserve Bank of Australia (RBA), Australian Securities and Investments Commission (ASIC), Australian Securities Exchange (ASX), Australian Competition and Consumer Commission (ACCC), the Australian Transaction Reports and Analysis Centre (AUSTRAC) and the Australian Taxation Office (ATO). The Reserve Bank of New Zealand (RBNZ) and the Financial Markets Authority (FMA) have supervisory oversight of our New Zealand operations. In the United States we are subject to supervision and regulation by the US Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System, the Commodity Futures Trading Commission (CFTC) and the U.S. Securities and Exchange Commission (SEC). In other jurisdictions in which we operate, including the United Kingdom, Asia and the Pacific, we are also required to comply with relevant requirements of the local regulatory bodies.

We are responsible for ensuring that we comply with all applicable legal and regulatory requirements (including accounting standards) and industry codes of practice in the jurisdictions in which we operate or obtain funding, as well as meeting our ethical standards.

Compliance risk arises from these legal and regulatory requirements. If we fail to comply, we may be subject to fines, penalties or restrictions on our ability to do business. An example of the broad administrative power available to regulatory authorities is the power available to APRA under the Banking Act 1959 in certain circumstances to investigate our affairs and/or issue a direction to us (such as a direction to comply with a prudential requirement, to conduct an audit, to remove a Director, executive officer or employee or not to undertake transactions). Any such costs and restrictions could adversely affect our business, reputation, prospects, financial performance or financial condition.

As with other financial services providers, we face increasing supervision and regulation in most of the jurisdictions in which we operate or obtain funding, particularly in the areas of funding, liquidity, capital adequacy and prudential regulation. In December 2010 the Basel Committee on Banking Supervision (BCBS) announced a revised global regulatory framework known as Basel III. Basel III, among other things, increases the required quality and quantity of capital held by banks and introduces new minimum standards for the management of liquidity risk. APRA has announced that it supports the Basel III framework and it will incorporate the framework into its prudential standards. The Basel III capital framework came into effect from 1 January 2013, subject to various transitional arrangements. Further details on the Basel III framework are set out in Section 1 under ‘Information on Westpac’.

During the year ended 30 September 2013 there were also a series of other regulatory releases from authorities in the various jurisdictions in which we operate or obtain funding proposing significant regulatory change for financial institutions. This includes global OTC derivatives reform as well as the US Dodd-Frank legislation which is designed to reform the entire system for the supervision and regulation of financial firms that operate in or have a connection with the US, including foreign banks like Westpac. Other areas of potential change that could impact us include changes to accounting and reporting requirements, tax legislation, regulation relating to remuneration, consumer protection and competition legislation and bribery, anti-money laundering and counter-terrorism financing laws. In addition, further changes may occur driven by policy, prudential or political factors.

Regulation is becoming increasingly extensive and complex. Some areas of potential regulatory change involve multiple jurisdictions seeking to adopt a coordinated approach. This may result in conflicts with specific requirements of the jurisdictions in which we operate and, in addition, such changes may be inconsistently introduced across jurisdictions.

Changes may also occur in the oversight approach of regulators. It is possible that governments in jurisdictions in which we operate or obtain funding might revise their application of existing regulatory policies that apply to, or impact, Westpac’s business, including for reasons relating to national interest and/or systemic stability.

Regulatory changes and the timing of their introduction continue to evolve and we currently manage our businesses in the context of regulatory uncertainty. The nature and impact of future changes are not predictable and are beyond our control. Regulatory compliance and the management of regulatory change is an increasingly important part of our strategic planning. We expect that we will be required to continue to invest significantly in compliance and the management and implementation of regulatory change and, at the same time, significant management attention and resources will be required to update existing or implement new processes to comply with the new regulations.

Regulatory change may also impact our operations by requiring us to have increased levels of liquidity and higher levels of, and better quality, capital as well as place

112	2013 WESTPAC GROUP ANNUAL REPORT

RISK AND RISK MANAGEMENT

restrictions on the businesses we conduct, require us to amend our corporate structure or require us to alter our product and service offerings. If regulatory change has any such effect, it could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs and impact the profitability of one or more of our business lines. Any such costs or restrictions could adversely affect our business, prospects, financial performance or financial condition.

For further information refer to ‘Significant developments’ in Section 1 and the sections ‘Critical accounting assumptions and estimates’ and ‘Future developments in accounting standards’ in Note 1 to the financial statements.

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

As of 30 September 2013, approximately 32% of our total funding originated from domestic and international wholesale markets, of this around 59% was sourced outside Australia and New Zealand.

A shift in investment preferences of businesses and consumers away from bank deposits towards other asset or investment classes would increase our need for funding from relatively less stable or more expensive forms of funding.

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

If Westpac is unable to source appropriate funding, we may also be forced to reduce our lending or begin to sell liquid securities or we may be unable to pay our debts. Such actions may adversely impact our business, prospects, liquidity, capital resources, financial performance or financial condition.

Westpac enters into collateralised derivative obligations, which may require Westpac to post additional collateral based on movements in market rates, which have the potential to adversely affect Westpac’s liquidity.

For a more detailed description of liquidity risk, refer to the section ‘Liquidity risk’ in this section and Note 27 to the financial statements.

Sovereign risk may destabilise financial markets adversely

Sovereign risk, or the risk that foreign governments will default on their debt obligations, increase borrowings as and when required or be unable to refinance their debts as they fall due or nationalise participants in their economy, has emerged as a risk to the recovery prospects of many economies. This risk is particularly relevant to a number of European countries and during 2013 became more relevant to the United States. Should one sovereign default, there could be a cascading effect to other markets and countries, the consequences of which, while difficult to predict, may be similar to or worse than those experienced during the global financial crisis. Such an event could destabilise global financial markets adversely affecting our liquidity, financial performance or financial condition.

Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets

Credit ratings are independent opinions on our creditworthiness. Our credit ratings affect the cost and availability of our funding from capital markets and other funding sources and they may be important to customers or counterparties when evaluating our products and services. Therefore, maintaining high quality credit ratings is important.

The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength, structural considerations regarding the Australian financial system and the credit rating of the Australian Government. A credit rating downgrade could be driven by the occurrence of one or more of the other risks identified in this section or by other events including changes to the methodologies used by the rating agencies to determine ratings.

Failure to maintain our current credit ratings could adversely affect our cost of funds and related margins, collateral requirements, liquidity, competitive position and our access to capital markets. The extent and nature of these impacts would depend on various factors, including the extent of any ratings change, whether our ratings differ among agencies (split ratings) and whether any ratings changes also impact our peers or the sector.

2013 WESTPAC GROUP ANNUAL REPORT	113

A systemic shock in relation to the Australian, New Zealand or other financial systems could have adverse consequences for Westpac or its customers or counterparties that would be difficult to predict and respond to

There is a risk that a major systemic shock could occur that causes an adverse impact on the Australian, New Zealand or other financial systems.

As outlined above, over recent years the financial services industry and capital markets have been, and may continue to be, adversely affected by market volatility and the negative outlook for global economic conditions. Concerns about Eurozone sovereign risk and, more recently, extended political debate in the United States in relation to the debt ceiling have highlighted the risk that a shock to one of the major global economies could result in currency fluctuations and operational disruptions that negatively impact the Group.

Any such market and economic disruptions could adversely affect financial institutions such as Westpac because consumer and business spending may decrease, unemployment may rise and demand for the products and services we provide may decline, thereby reducing our earnings. These conditions may also affect the ability of our borrowers to repay their loans or our counterparties to meet their obligations, causing us to incur higher credit losses. These events could also result in the undermining of confidence in the financial system, reducing liquidity and impairing our access to funding and impairing our customers and counterparties and their businesses. If this were to occur, our business, prospects, financial performance or financial condition could be adversely affected.

The nature and consequences of any such event are difficult to predict and there can be no certainty that we could respond effectively to any such event.

Declines in asset markets could adversely affect our operations or profitability

Declines in Australian, New Zealand or other asset markets, including equity, residential and commercial property and other asset markets, could adversely affect our operations and profitability.

Declining asset prices impact our wealth management business. Earnings in our wealth management business are, in part, dependent on asset values because we receive fees based on the value of securities and/or assets held or managed. A decline in asset prices could negatively impact the earnings of this business.

Declining asset prices could also impact customers and counterparties and the value of security (including residential and commercial property) we hold against loans and derivatives which may impact our ability to recover amounts owing to us if customers or counterparties were to default. It may also affect our level of provisioning which in turn impacts profitability.

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

Adverse changes to the economic and business conditions in Australia and New Zealand and other countries such as China, India and Japan, could also adversely affect the Australian economy and customers. In particular, due to the current relationship between Australia and China, particularly in the mining and resources sectors, a slowdown in China’s economic growth could negatively impact the Australian economy. Changes in economic conditions could in turn result in reduced demand for our products and services and affect the ability of our borrowers to repay their loans. If this were to occur, it could negatively impact our business, prospects, financial performance or financial condition.

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

We hold collective and individually assessed provisions for these credit exposures. If economic conditions deteriorate, some customers and/or counterparties could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to increase our provisioning. Such events would diminish available capital and could adversely affect our liquidity, capital resources, financial performance or financial condition.

Credit risk also arises from certain derivative contracts we enter into and from our dealings with, and holdings of, debt securities issued by other banks, financial institutions, companies, governments and government bodies the financial conditions of which may be affected to varying degrees by economic conditions in global financial markets.

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

114	2013 WESTPAC GROUP ANNUAL REPORT

RISK AND RISK MANAGEMENT

firms, brokerage firms, other financial service firms and businesses in other industries with emerging financial services aspirations. This includes specialist competitors that may not be subject to the same capital and regulatory requirements and therefore may be able to operate more efficiently.

If we are unable to compete effectively in our various businesses and markets, our market share may decline. Increased competition may also adversely affect us by diverting business to our competitors or creating pressure to lower margins.

Increased competition for deposits could also increase our cost of funding and lead us to access other types of funding. We rely on bank deposits to fund a significant portion of our balance sheet and deposits have been a relatively stable source of funding. We compete with banks and other financial services firms for such deposits. To the extent that we are not able to successfully compete for deposits, we would be forced to rely more heavily on more expensive or less stable forms of funding, or reduce lending.

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

We could suffer losses due to operational risks

Operational risk is the risk of loss arising from inadequate or failed internal processes, people and systems or from external events, including legal risk but excluding strategic or reputational risk. It also includes, among other things, technology risk, model risk and outsourcing risk. As a financial services organisation we are exposed to a variety of operational risks.

We are also highly dependent on the conduct of our employees, contractors and external service providers. We could, for example, be adversely affected in the event of human error, inadequate or failed processes or if an employee, contractor or external service provider engages in fraudulent conduct. We could also incur losses from an unintentional or negligent failure to meet a professional obligation to specific clients, including fiduciary and suitability requirements, or from the nature or design of a product. These may include client, product and business practice risks such as product defects and unsuitability, market manipulation, insider trading, misleading or deceptive conduct in advertising and inadequate or defective financial advice. While we have policies and processes to minimise the risk of human error and employee, contractor or external service provider misconduct, these policies and processes may not always be effective.

Fraudulent conduct can also emerge from external parties seeking to access the bank’s systems and customers’ accounts. If systems, procedures and protocols for managing and minimising fraud fail, or are ineffective, they could lead to loss which could adversely affect our business, prospects, reputation, financial performance, or financial condition.

As a financial services organisation, Westpac is heavily reliant on the use of models in the conduct of its business. We are therefore exposed to model risk, being the risk of loss arising because of errors or inadequacies in a model, or in the control and use of the model.

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

We could suffer losses due to security breaches or technology failures

The reliability and security of our information and technology infrastructure and our customer databases are crucial in maintaining our banking applications and processes. There is a risk that our information and technology systems might fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control.

The proliferation of new technologies, the increasing use of the internet and telecommunications to conduct financial transactions and the growing sophistication and activities of organised crime have resulted in increased information security risks for major financial institutions such as Westpac.

While Westpac has systems in place to detect and respond to cyberattacks, there can be no assurance that we will not suffer losses relating to cyberattacks or other information security breaches in the future.

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

2013 WESTPAC GROUP ANNUAL REPORT	115

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

Our risk and exposure to such matters remains heightened because of the evolving nature of technological threats, Westpac’s prominence within the financial services industry and our plans to continue to improve and expand our internet and mobile banking infrastructure.

We continue to modify or enhance our cybersecurity systems and investigate or remediate any information security vulnerabilities, investing additional resources as required to counter new and emerging threats as they continue to evolve.

Security breaches or cyberattacks on Westpac’s networks, systems or devices could result in the loss of customers and business opportunities, theft of intellectual property, significant disruption to Westpac’s operations and business, misappropriation of Westpac’s confidential information and/or that of our customers, damage to Westpac’s computers or systems and/or those of our customers, reputational damage and claims for compensation and regulatory investigations and penalties, which could adversely affect our business, prospects, financial performance, or financial condition.

Further, our ability to develop and deliver products and services to customers is dependent upon technology that requires periodic renewal. We are constantly managing technology projects including projects to consolidate duplicate technology platforms, simplify and enhance our technology and operations environment, improve productivity and provide for a better customer experience. Failure to implement these projects or manage associated change effectively could result in cost overruns, a failure to achieve anticipated productivity, operational instability or reputational damage. In turn, this could place us at a competitive disadvantage and adversely affect our financial performance.

We could suffer losses due to failures in risk management strategies

We have implemented risk management strategies and internal controls involving processes and procedures intended to identify, monitor and mitigate the risks to which we are subject, including liquidity risk, credit risk, market risk (including interest rate, foreign exchange and equity risk), compliance risk, conduct risk and operational risk; all of which comprise important elements of the Group’s reputational risk.

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

We could suffer losses due to insurance risk

We have exposure to insurance risk in both life insurance and general insurance business, which may adversely affect our business, operations and financial condition.

Insurance risk is the risk of loss due to increases in policy benefits arising from variations in the incidence or severity of insured events.

In the life insurance business, insurance risk arises primarily through mortality (death) and morbidity (illness and injury) risks being greater than expected.

In the general insurance business, insurance risk arises mainly through environmental factors (including floods and bushfires) and other calamities, such as earthquakes, tsunamis and volcanic activity, as well as general variability in home, contents, motor, travel and other insurance claim amounts. Further details on environmental risk factors are discussed below.

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

There are various potential sources of reputational damage, including potential conflicts of interest, pricing policies, failing to comply with legal and regulatory requirements, ethical issues, engagement and conduct of external suppliers, failing to comply with money laundering laws, trade sanctions and counter-terrorism finance legislation or privacy laws, litigation, failure of information security systems, improper sales and trading practices, failing to comply with personnel and supplier policies, improper conduct of companies in which we hold strategic investments, technology failures, security breaches and risk management failures. Our reputation could also be adversely affected by the actions of the financial services industry in general or from the actions of customers and counterparties.

116	2013 WESTPAC GROUP ANNUAL REPORT

RISK AND RISK MANAGEMENT

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

We could suffer losses due to impairment to capitalised software, goodwill and other intangible assets that may adversely affect our business, operations and financial condition

In certain circumstances Westpac may be exposed to a reduction in the value of intangible assets. As at 30 September 2013, Westpac carried goodwill principally related to its investments in Australia, intangible assets principally relating to assets recognised on acquisition of subsidiaries and capitalised software balances.

Westpac is required to assess the recoverability of the goodwill balances on at least an annual basis. For this purpose Westpac uses either a discounted cash flow or a multiple of earnings calculation. Changes in the assumptions upon which the calculation is based, together with expected changes in future cash flows, could materially impact this assessment, resulting in the potential write-off of part or all of the goodwill balances.

Capitalised software and other intangible assets are assessed for indicators of impairment at least annually. In the event that an asset is no longer in use, or that the cash flows generated by the asset do not support the carrying value, in certain circumstances an impairment will be recorded, adversely impacting the Group’s financial condition.

We could suffer losses if we fail to syndicate or sell down underwritten securities

As a financial intermediary we underwrite listed and unlisted debt and equity securities. Underwriting activities include the development of solutions for corporate and institutional customers who need capital and investor customers who have an appetite for certain investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants. This risk is more pronounced in times of heightened market volatility.

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

Limitation on Independent Registered Public Accounting Firm’s Liability

The liability of PricewaterhouseCoopers (an Australian partnership which we refer to as PwC Australia), with respect to claims arising out of its audit report included in this Annual Report, is subject to the limitations set forth in the Professional Standards Act 1994 of New South Wales, Australia, as amended (the Professional Standards Act) and The Institute of Chartered Accountants in Australia (NSW) Scheme adopted by The Institute of Chartered Accountants in Australia (ICAA) on 8 October 2013 and approved by the New South Wales Professional Standards Council pursuant to the Professional Standards Act (the NSW Accountants Scheme) or, in relation to matters occurring on or prior to 7 October 2013, the predecessor schemes. The current NSW Accountants Scheme expires on 7 October 2014 unless further extended or replaced.

The Professional Standards Act and the NSW Accountants Scheme may limit the liability of PwC Australia for damages with respect to certain civil claims arising directly or vicariously from anything done or omitted by it in New South Wales in the performance of its professional services for us, including, without limitation, its audits of our financial statements, to a maximum liability for audit work of $75 million or, in relation to matters occurring on or prior to 7 October 2007, $20 million. The limit does not apply to claims for breach of trust, fraud or dishonesty.

In addition, there is equivalent professional standards legislation in place in other states and territories in Australia and amendments have been made to a number of Australian federal statutes to limit liability under those statutes to the same extent as liability is limited under state and territory laws by professional standards legislation.

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

The CEO and executive management team are responsible for implementing the risk management strategy and

2013 WESTPAC GROUP ANNUAL REPORT	117

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

We have a well-established framework and supporting policies for managing the credit risk associated with lending across our business divisions. The framework and policies encompass all stages of the credit cycle – origination, evaluation, approval, documentation, settlement, ongoing administration and problem management. For example, we have established product-based standards for lending to individuals, with key controls including minimum serviceability standards and maximum loan to security value ratios. We offer residential property loans to both owner-occupiers and investors at both fixed and variable rates, secured by a mortgage over the subject property or other acceptable collateral. Where we lend to higher loan to value ratios we typically also require lenders mortgage insurance. Similarly, we have established criteria for business, commercial, corporate and institutional lending, which can vary by industry segment. In this area we focus on the performance of key financial risk ratios, including interest coverage, debt serviceability and balance sheet structure. When providing finance to smaller business, commercial and corporate borrowers we typically obtain security, such as a mortgage over property and/or a general security agreement over business assets. For larger corporates and institutions we typically also require compliance with selected financial ratios and undertakings and may hold security. In respect of commercial property lending we maintain loan origination and ongoing risk management standards, including specialised management for higher value loans. We consider factors such as the nature, location, quality and expected demand for the asset, tenancy profile and experience and quality of management. We actively monitor the Australian and New Zealand property markets and the composition of our commercial property loan book across the Group.

The extension of credit is underpinned by the Group’s Principles of Responsible Lending. This is reflected in our commitment to comply with all local legislation, codes of practice and relevant guidelines and obligations to market our products responsibly and stay in touch with the expectations of customers and the community.

Refer to Note 27 to the financial statements for details of our credit risk management policies.

Provisions for impairment charges on loans

For information on the basis for determining the provision for impairment charges on loans refer to ‘Critical accounting assumptions and estimates’ in Note 1 to the financial statements.

Credit risk concentrations

We monitor our credit portfolio to manage risk concentrations. At 30 September 2013, our exposure to consumers comprised 71% (2012: 71%, 2011: 71%) of our on-balance sheet loans and 57% (2012: 57%, 2011: 56%) of total credit commitments. At 30 September 2013, 90% (2012: 91%, 2011: 91%) of our exposure to consumers was supported by residential real estate mortgages. The consumer category includes investment property loans to individuals, credit cards, personal loans, overdrafts and lines of credit. Our consumer credit risks are diversified, with substantial consumer market share in every state and territory in Australia, New Zealand and the Pacific region. Moreover, these customers service their debts with incomes derived from a wide range of occupations, in city as well as country areas.

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

118	2013 WESTPAC GROUP ANNUAL REPORT

RISK AND RISK MANAGEMENT

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

Our cross-border outstandings to borrowers in countries that individually represented in excess of 0.75% of Group total assets as at 30 September in each of the past three years were as follows:

(in $millions unless otherwise indicated)	Governments and Official Institutions	Banks and Other Financial Institutions	Other (Primarily Commercial and Industrial)	Total	% of Total Assets
2013
United States	4,877	3,332	668	8,877	1.3%
Australia	6	2,981	3,808	6,795	1.0%
2012
Australia	22	2,393	3,110	5,525	0.8%
2011
United States	-	16,014	1,557	17,571	2.6%
Australia	12	7,504	4,022	11,538	1.7%
United Kingdom	10	6,711	446	7,167	1.1%

Impaired assets among cross-border outstandings were $146 million as at 30 September 2013 (2012: $125 million, 2011: $224 million).

2013 WESTPAC GROUP ANNUAL REPORT	119

LIQUIDITY RISK

Liquidity risk is the risk that the Group will be unable to fund assets and meet obligations as they become due. This risk could potentially arise as a result of:

▪         an inability to meet efficiently both expected and unexpected current and future cashflows and collateral needs without affecting either daily operations or the financial condition of the bank; and/or

▪         inadequate market depth or market disruption impacting the ability to easily offset or eliminate a position at the market price.

Liquidity risk is managed through our BRMC-approved liquidity framework.

Refer to Note 27 to the financial statements for a more detailed discussion of our liquidity risk management policies.

Westpac debt programs and issuing shelves

Access in a timely and flexible manner to a diverse range of debt markets and investors is provided by the following programs and issuing shelves as at 30 September 2013:

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

120	2013 WESTPAC GROUP ANNUAL REPORT

RISK AND RISK MANAGEMENT

MARKET RISK

Market risk is the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. Market risk arises in both trading and banking book activities.

Our trading activities are conducted in our Financial Markets and Treasury businesses. Financial Market’s trading book activity represents dealings that encompass book running and distribution activity. Treasury’s trading activity represents dealings that include the management of interest rate, foreign exchange (FX) and credit spread risk associated with wholesale funding, liquid asset portfolios and hedging of foreign currency earnings and capital deployed offshore.

Refer to Note 27 to the financial statements for a more detailed discussion of our market risk management policies.

The table below depicts the aggregate Value at Risk (VaR), by risk type, for the years ended 30 September 2013, 30 September 2012 and 30 September 2011:

	Consolidated and Parent Entity[1]
	30 September 2013			30 September 2012			30 September 2011
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m

Interest rate risk	30.8	9.1	16.7	29.0	10.5	18.4	40.9	12.8	24.7
Foreign exchange risk	5.7	0.5	2.1	8.0	0.8	3.3	8.4	0.8	3.3
Equity risk	0.8	0.1	0.3	1.8	0.2	0.5	1.7	0.2	0.5
Commodity risk[2]	6.1	1.2	2.9	5.1	1.0	2.5	6.6	1.1	2.7
Other market risks[3]	13.0	5.8	7.9	21.6	7.8	16.6	24.9	16.6	21.1
Diversification effect	n/a	n/a	(10.7)	n/a	n/a	(12.5)	n/a	n/a	(20.7)
Net market risk	35.4	12.5	19.2	41.2	16.8	28.8	50.0	19.9	31.6

1            In the current year we have revised our presentation to compare aggregate VaR from a six monthly to an annual basis.

2            Includes electricity risk.

3            Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

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

2013 WESTPAC GROUP ANNUAL REPORT	121

OPERATIONAL RISK AND COMPLIANCE RISK

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events including legal risk but excluding strategic or reputation risk. It also includes, among other things, technology risk, model risk and outsourcing risk.

The way operational risk is managed has the potential to positively or negatively impact our customers, our employees, our financial performance and our reputation.

Compliance risk is the risk of legal or regulatory sanction, financial loss, customer impact or reputational loss, arising from our failure to abide by the compliance obligations required of us as a financial services group.

Compliance is focused on meeting our legal and regulatory obligations in each of the jurisdictions in which we operate by proactively managing compliance risk. Refer to ‘Corporate governance’ in Section 1 for information on our management of operational and compliance risk.

The Group’s Operational Risk Management Framework and Compliance Management Framework assist all divisions to achieve their objectives through the effective identification, measurement, management, monitoring and reporting of their risks. The Frameworks define the principles, policies and processes, systems, and roles and responsibilities that we use to meet our obligations under the law, based on the letter and spirit of the regulatory standards that apply to the Group. The Frameworks are underpinned by a culture of individual accountability and responsibility, based on a Three Lines of Defence model. This is discussed in further detail in Note 27 to the financial statements.

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

Equity risk

The potential for financial loss arising from adverse movements in the value of our direct and indirect equity investments.

The Group’s direct equity risk arises from principal investments or net trading or underwriting positions in listed or unlisted equities. It also includes seed funding, debt for equity swaps, equity derivatives and other situations where the value of Westpac’s investment is directly affected by the change in value of the equity instrument to the full extent of that change. Our indirect equity risk is primarily related to the potential for equity market volatility to impact on fee income that is based on the size of funds under management and administration.

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

122	2013 WESTPAC GROUP ANNUAL REPORT

RISK AND RISK MANAGEMENT

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

COVERED BOND GUARANTORS

Through our covered bond programs we assign our equitable interests in residential mortgage loans to an SPV covered bond guarantor which guarantees the obligations of our covered bonds. We provide arm’s length swaps to the covered bond guarantor in accordance with relevant prudential guidelines. We have no obligation to repurchase any assets from the covered bond guarantor, other than in certain circumstances where there is a breach of representation or warranty. We may repurchase loans from the covered bond guarantor at our discretion, subject to the conditions set out in the transaction documents.

As at 30 September 2013, the carrying value of assets pledged for the covered bond programs for the Group was $34.2 billion (2012: $18.3 billion).

Refer to Note 31 to the financial statements for further details.

SECURITISATION SPVs

Through our securitisation programs we assign our equitable interests in assets (in respect of RMBS, principally residential mortgage loans, and in respect of ABS, principally auto receivables) to SPVs which issue securities to investors. We provide arm’s length interest rate swaps and liquidity facilities to the SPVs in accordance with relevant prudential guidelines. We have no obligation to repurchase any securitisation securities, other than in certain circumstances (excluding impaired assets) where there is a breach of representation or warranty within 120 days of the initial sale (except in respect of our program in New Zealand which imposes no such time limitation). We may remove assets from the program where they cease to conform with the terms and conditions of the securitisation programs or through a program’s clean-up features.

As at 30 September 2013, own assets securitised through a combination of privately or publicly placed issues to Australian, New Zealand, European and United States investors was $10.8 billion (2012: $11.1 billion).

Under A-IFRS substantially all of the SPVs involved in our loan securitisation programs are consolidated by the Group.

Refer to Note 31 to the financial statements for further details.

CUSTOMER FUNDING CONDUITS

We arrange financing for certain customer transactions through a commercial paper conduit that provides customers with access to the commercial paper market. As at 30 September 2013, we administered one significant conduit (2012: one), that was created prior to 1 February 2003, with commercial paper outstanding of $1.8 billion (2012: $2.6 billion). We provide a letter of credit facility as credit support to the commercial paper issued by the conduit. This facility is a variable interest in the conduit that we administer and represents a maximum exposure to loss of $186 million as at 30 September 2013 (2012: $266 million). The conduit is consolidated by the Group.

Refer to Note 31 to the financial statements for further details.

2013 WESTPAC GROUP ANNUAL REPORT	123

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

Other off-balance sheet arrangements

Refer to Note 35 to the financial statements for details of our superannuation plans and Note 36 for details of our contingent liabilities, contingent assets and credit commitments.

FINANCIAL REPORTING

Internal control over financial reporting

The US Congress passed the Public Company Accounting Reform and Investor Protection Act in July 2002, which is commonly known as the Sarbanes-Oxley Act of 2002 (SOX). SOX is a wide ranging piece of US legislation concerned largely with financial reporting and corporate governance. We are obligated to comply with SOX by virtue of being a foreign registrant with the SEC and we have established procedures designed to comply with all applicable requirements of SOX.

Disclosure controls and procedures

Our management, with the participation of our CEO and CFO, evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934) as of 30 September 2013.

Based upon this evaluation, our CEO and CFO have concluded that the design and operation of our disclosure controls and procedures were effective as of 30 September 2013.

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

Changes in our internal control over financial reporting

There has been no change in our internal control over financial reporting (as defined in Rule 13a-15(f) of the US Securities Exchange Act of 1934) for the year ended 30 September 2013 that has been identified that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

124	2013 WESTPAC GROUP ANNUAL REPORT

OTHER WESTPAC BUSINESS INFORMATION

EMPLOYEES

The number of employees in each area of business as at 30 September1:

	2013	2012	2011²
AFS
Westpac RBB	9,847	10,171	10,940
St.George	5,149	5,106	5,190
BTFG	4,164	3,898	3,709
WIB	1,793	1,751	1,707
Westpac New Zealand	4,481	4,691	4,660
Other	10,163	10,058	11,600
Total employees	35,597	35,675	37,806

1            Total employees (including FTE working on merger integration projects) includes full-time, pro-rata part-time, overtime, temporary and contract staff.

2            2011 FTE restated for changes in business structure.

2013 v 2012

Total FTE decreased by 78 compared to 30 September 2012. This decrease was primarily driven by the delivery of productivity initiatives, offset by additional FTE to support investment across the Group.

Specifically, the movement comprised:

▪         a decrease of 210 FTE in Westpac New Zealand from productivity program benefits;

▪         a decrease of 15 FTE across AFS due to operating model changes and other productivity initiatives, offset by investment in Bank of Melbourne and an increase in staff supporting Wealth investments;

▪         an increase of 105 FTE across other businesses relating to regulatory change and compliance programs, offset by supplier program benefits and other productivity initiatives; and

▪         an increase of 42 FTE in WIB to support further expansion in Asia.

2012 v 2011

Total FTE decreased by 2,131 compared to 30 September 2011. This decrease is primarily driven by the delivery of productivity initiatives primarily as a result of the creation of AFS and Group Services divisions.

Specifically, the movement comprised:

▪         a net decrease of 664 FTE across AFS due to benefits realised from the establishment of the AFS division and delivery of productivity program benefits of 858 FTE, partly offset by investment in Bank of Melbourne (124 FTE) as well as additional FTE to support an expanded planner network (90 FTE);

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

PROPERTY

We occupy premises primarily in Australia, New Zealand and the Pacific Islands including 1,544 branches, (2012: 1,538) as at 30 September 2013. As at 30 September 2013, we owned approximately 2.0% (2012: 2.2%) of the premises we occupied in Australia, none (2012: none) in New Zealand and 53% (2012: 55%) in the Pacific Islands. The remainder of premises are held under commercial lease with the terms generally averaging five years. As at 30 September 2013, the carrying value of our directly owned premises and sites was approximately $182 million (2012: $223 million).

Westpac Place in the Sydney CBD is the Group’s head office and has a 6,212 seat capacity. In 2008 we signed a 10 year 9 month lease, which commenced in November 2008 and contains three six-year options to extend.

60 Martin Place in the Sydney CBD is the next largest corporate site. The Martin Place office has a 2,338 seat capacity. A lease commitment at this site extends to 2015 with two two-year options to extend.

We have retained a corporate presence in Kogarah, in the Sydney metro area, which is a key corporate office of St.George. The Kogarah head office has a 2,416 seat capacity. A lease commitment at this site extends to 2021 with five five-year options to extend.

In July 2010, Westpac entered into a lease and services agreement for a purpose built data centre in Western Sydney. This agreement relates to the design, construction and operation of the data centre and is for a period of 15 years with two further five year option periods. The site was handed over on 28 September 2011.

In November 2011, an Agreement for Lease for part of 150 Collins Street, Melbourne, was executed between the following parties: Westpac Banking Corporation (Tenant), APN (Lessor), and APN and Grocon (Developers). The term of the lease is 12 years. Design work is complete and the building is progressing, with occupancy expected to commence mid-2014.

In June 2012, an Agreement for Lease between Westpac Banking Corporation and Lend Lease (Millers Point) Pty Ltd (Developer) was executed with Westpac as anchor tenant for the T2 Tower at the Barangaroo South development. The term of the lease is 15 years. Design work is significantly advanced, with occupancy on track for mid- to late 2015.

‘Westpac on Takutai Square’ is Westpac New Zealand’s head office, located at the Eastern end of Britomart Precinct near Customs Street in Auckland, contains 23,012 square metres of office space across two buildings and has a capacity of approximately 1,960 seats. A lease commitment at this site extends to 2021, with two six-year options to extend.

2013 WESTPAC GROUP ANNUAL REPORT	125

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

AUDITOR’S REMUNERATION

Auditor’s remuneration, including goods and services tax, to the external auditor for the years ended 30 September 2013 and 2012 is provided in Note 33 to the financial statements.

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

During the year ended 30 September 2013, there were no fees paid by Westpac to PwC that required approval by the BAC pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

126	2013 WESTPAC GROUP ANNUAL REPORT

FINANCIAL STATEMENTS

Income statements

Statements of comprehensive income

Balance sheets

Statements of changes in equity

Cash flow statements

NOTES TO THE FINANCIAL STATEMENTS

Note 1	Summary of significant accounting policies	Note 24	Shareholders’ equity and non-controlling interests
Note 2	Net interest income	Note 25	Share-based payments
Note 3	Non-interest income	Note 26	Average balance sheet and interest rates
Note 4	Operating expenses	Note 27	Financial risk
Note 5	Income tax	Note 27.1	Approach to risk management
Note 6	Dividends	Note 27.2	Credit risk management
Note 7	Earnings per share	Note 27.3	Funding and liquidity risk management
Note 8	Receivables due from other financial institutions	Note 27.4	Market risk
Note 9	Trading securities and other financial assets designated at fair value	Note 28	Fair values of financial assets and liabilities
		Note 29	Derivative financial instruments
Note 10	Available-for-sale securities	Note 30	Capital adequacy
Note 11	Loans	Note 31	Securitisation and covered bonds
Note 12	Provisions for impairment charges	Note 32	Group segment information
Note 13	Property, plant and equipment	Note 33	Auditor’s remuneration
Note 14	Deferred tax assets and deferred tax liabilities	Note 34	Expenditure commitments
Note 15	Goodwill and other intangible assets	Note 35	Superannuation commitments
Note 16	Other assets	Note 36	Contingent liabilities, contingent assets and credit commitments
Note 17	Payables due to other financial institutions	Note 37	Fiduciary activities
Note 18	Deposits and other borrowings	Note 38	Group entities
Note 19	Financial liabilities at fair value through income statement	Note 39	Other group investments
		Note 40	Related party disclosures
Note 20	Provisions	Note 41	Director and other key management personnel disclosures
Note 21	Other liabilities	Note 42	Notes to the cash flow statements
Note 22	Debt issues	Note 43	Subsequent events
Note 23	Loan capital

STATUTORY STATEMENTS

Directors’ declaration

Management’s report on internal control over financial reporting

Independent Auditor’s report to the members of Westpac Banking Corporation

Report of independent registered public accounting firm

FINANCIAL STATEMENTS

Income statements for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
		2013	2012	2011	2013	2012
	Note	$m	$m	$m	$m	$m
Interest income	2	33,009	36,873	38,098	32,942	36,401
Interest expense	2	(20,144)	(24,371)	(26,102)	(22,079)	(25,851)
Net interest income		12,865	12,502	11,996	10,863	10,550
Non-interest income	3	5,774	5,481	4,917	5,375	4,041
Net operating income before operating expenses and impairment charges		18,639	17,983	16,913	16,238	14,591
Operating expenses	4	(7,927)	(7,909)	(7,406)	(6,450)	(6,491)
Impairment charges	12	(847)	(1,212)	(993)	(662)	(1,001)
Profit before income tax		9,865	8,862	8,514	9,126	7,099
Income tax expense	5	(2,975)	(2,826)	(1,455)	(2,256)	(2,147)
Net profit for the year		6,890	6,036	7,059	6,870	4,952
Profit attributable to non-controlling interests		(74)	(66)	(68)	-	-
Net profit attributable to owners of Westpac Banking Corporation		6,816	5,970	6,991	6,870	4,952
Earnings per share (cents)
Basic	7	220.4	195.8	233.0
Diluted	7	215.5	190.5	223.6

The above income statements should be read in conjunction with the accompanying notes.

128	2013 WESTPAC GROUP ANNUAL REPORT

FINANCIAL STATEMENTS

Statements of comprehensive income for the years ended 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
	2013	2012	2011	2013	2012
	$m	$m	$m	$m	$m
Net profit for the year	6,890	6,036	7,059	6,870	4,952
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Gains/(losses) on available-for-sale securities:
Recognised in equity	57	139	(73)	7	69
Transferred to income statements	(104)	(127)	(66)	(88)	(46)
Gains/(losses) on cash flow hedging instruments[1]:
Recognised in equity	(51)	519	796	(68)	473
Transferred to income statements	(234)	-	-	(260)	-
Exchange differences on translation of foreign operations	114	(64)	25	125	(210)
Income tax on items taken directly to or transferred directly from equity:
Available-for-sale securities reserve	15	(1)	39	16	(10)
Cash flow hedging reserve	85	(160)	(243)	98	(142)
Foreign currency translation reserve	(11)	4	(32)	(11)	4
Items that will not be reclassified subsequently to profit or loss
Defined benefit obligation actuarial gains/(losses) recognised in equity (net of tax)	216	23	(189)	194	37
Other comprehensive income for the year (net of tax)	87	333	257	13	175
Total comprehensive income for the year	6,977	6,369	7,316	6,883	5,127
Attributable to:
Owners of Westpac Banking Corporation	6,903	6,303	7,248	6,883	5,127
Non-controlling interests	74	66	68	-	-
Total comprehensive income for the year	6,977	6,369	7,316	6,883	5,127

1      In the current year we have enhanced the presentation to separately show amounts recognised in equity and transferred to income statements.

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

2013 WESTPAC GROUP ANNUAL REPORT	129

Balance sheets as at 30 September

Westpac Banking Corporation

		Consolidated		Parent Entity
		2013	2012	2013	2012
	Note	$m	$m	$m	$m
Assets
Cash and balances with central banks	42	11,699	12,523	9,509	10,993
Receivables due from other financial institutions	8	11,210	10,228	9,317	7,328
Trading securities	9	46,330	44,603	44,928	42,975
Other financial assets designated at fair value	9	2,759	2,664	2,090	1,903
Derivative financial instruments	29	28,356	35,489	28,405	35,184
Available-for-sale securities	10	30,011	24,472	26,394	21,039
Loans – housing and personal	11	382,702	365,221	343,407	331,228
Loans – business	11	153,462	149,224	128,250	126,261
Life insurance assets		8,637	8,240	-	-
Regulatory deposits with central banks overseas		1,571	1,893	1,463	1,773
Due from subsidiaries		-	-	119,038	92,740
Investments in subsidiaries		-	-	4,880	4,692
Property, plant and equipment	13	1,174	1,137	971	960
Deferred tax assets	14	1,791	2,176	1,646	2,032
Goodwill and other intangible assets	15	12,341	12,134	9,725	9,609
Other assets	16	4,560	4,961	3,697	3,888
Total assets		696,603	674,965	733,720	692,605
Liabilities
Payables due to other financial institutions	17	8,836	7,564	8,738	7,490
Deposits and other borrowings	18	424,482	394,991	380,208	359,329
Financial liabilities at fair value through income statement	19	10,302	9,964	10,302	9,964
Derivative financial instruments	29	32,990	38,935	32,438	37,803
Debt issues	22	144,133	147,847	121,555	124,699
Current tax liabilities		908	1,022	853	937
Life insurance liabilities		7,426	7,208	-	-
Due to subsidiaries		-	-	120,553	93,379
Provisions	20	1,576	1,935	1,395	1,764
Deferred tax liabilities	14	22	33	-	-
Other liabilities	21	9,117	9,710	7,440	7,940
Total liabilities excluding loan capital		639,792	619,209	683,482	643,305
Loan capital	23	9,330	9,537	9,330	9,537
Total liabilities		649,122	628,746	692,812	652,842
Net assets		47,481	46,219	40,908	39,763
Shareholders’ equity
Share capital:
Ordinary share capital	24	27,021	26,355	27,021	26,355
Treasury shares and RSP treasury shares	24	(253)	(192)	(181)	(114)
Reserves		953	958	691	753
Retained profits		18,897	17,128	12,622	10,877
Convertible debentures	24	-	-	755	1,892
Total equity attributable to owners of Westpac Banking Corporation		46,618	44,249	40,908	39,763
Non-controlling interests	24	863	1,970	-	-
Total shareholders’ equity and non-controlling interests		47,481	46,219	40,908	39,763
Contingent liabilities, contingent assets and credit commitments	36

The above balance sheets should be read in conjunction with the accompanying notes.

130	2013 WESTPAC GROUP ANNUAL REPORT

FINANCIAL STATEMENTS

Statements of changes in equity as at 30 September

Westpac Banking Corporation

	Consolidated			Parent Entity
	2013	2012	2011	2013	2012
	$m	$m	$m	$m	$m
Share capital
Balance as at beginning of the year	26,163	25,269	24,496	26,241	25,338
Shares issued:
Dividend reinvestment plan	531	873	747	531	873
Option and share rights schemes	124	26	23	124	26
Redemption of Westpac SPS	173	-	-	173	-
Shares purchased for delivery upon exercise of options and share rights (net of tax)	(162)	-	-	(162)	-
Acquisition of RSP treasury shares	(68)	(8)	-	(68)	(8)
Disposal of other treasury shares	7	3	3	1	12
Balance as at end of the year	26,768	26,163	25,269	26,840	26,241
Available-for-sale securities reserve
Balance as at beginning of the year	44	31	131	(39)	(52)
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	57	139	(73)	7	69
Exchange differences	-	2	-	-	-
Income tax effect	(17)	(39)	23	(10)	(24)
Transferred to income statements	(104)	(127)	(66)	(88)	(46)
Income tax effect	32	38	16	26	14
Balance as at end of the year	12	44	31	(104)	(39)
Share-based payment reserve
Balance as at beginning of the year	790	648	540	727	602
Current period movement due to transactions with employees	130	142	108	119	125
Balance as at end of the year	920	790	648	846	727
Cash flow hedging reserve
Balance as at beginning of the year	471	112	(441)	484	153
Current period movement due to changes in other comprehensive income:
Net gains/(losses) from changes in fair value	(51)	519	796	(68)	473
Income tax effect	14	(160)	(243)	20	(142)
Transferred to income statements	(234)	-	-	(260)	-
Income tax effect	71	-	-	78	-
Balance as at end of the year	271	471	112	254	484
Foreign currency translation reserve
Balance as at beginning of the year	(354)	(294)	(287)	(460)	(254)
Current period movement due to changes in other comprehensive income:
Foreign currency translation adjustment	114	(64)	25	125	(210)
Tax on foreign currency translation adjustment	(11)	4	(32)	(11)	4
Balance as at end of the year	(251)	(354)	(294)	(346)	(460)
Other reserves
Balance as at beginning of the year	7	1	-	41	41
Transactions with owners	(6)	6	1	-	-
Balance as at end of the year	1	7	1	41	41
Total reserves	953	958	498	691	753
Movements in retained profits
Balance as at beginning of the year	17,128	16,059	13,750	10,877	10,867
Current period movement due to changes in other comprehensive income:
Actuarial gains/(losses) on defined benefit obligations (net of tax)	216	23	(189)	194	37
Profit attributable to owners of Westpac Banking Corporation	6,816	5,970	6,991	6,870	4,951
Transaction with owners:
Ordinary dividends paid	(5,249)	(4,924)	(4,493)	(5,258)	(4,931)
Special dividends paid	(310)	-	-	(310)	-
Distributions on convertible debentures	-	-	-	(47)	(47)
Realised gain on redemption of 2003 TPS	296	-	-	296	-
Balance as at end of the year	18,897	17,128	16,059	12,622	10,877
Total comprehensive income attributable to non-controlling interests	74	66	68	-	-
Total comprehensive income attributable to owners of Westpac Banking Corporation	6,903	6,303	7,248	6,883	5,127
Total comprehensive income for the year	6,977	6,369	7,316	6,883	5,127

The above statements of changes in equity should be read in conjunction with the accompanying notes.

2013 WESTPAC GROUP ANNUAL REPORT	131

Cash flow statements1 for the years ended 30 September

Westpac Banking Corporation

		Consolidated			Parent Entity
		2013	2012	2011	2013	2012
	Note	$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received		33,048	36,966	37,864	33,032	36,590
Interest paid		(20,520)	(24,317)	(25,866)	(22,457)	(25,816)
Dividends received excluding life business		10	12	17	1,820	575
Other non-interest income received		6,618	5,081	3,398	3,844	4,181
Operating expenses paid		(6,717)	(6,514)	(7,110)	(4,975)	(4,687)
Income tax paid excluding life business		(2,691)	(1,897)	(1,861)	(2,437)	(1,912)
Life business:
Receipts from policyholders and customers		1,759	1,789	2,256	-	-
Interest and other items of similar nature		45	41	40	-	-
Dividends received		301	387	379	-	-
Payments to policyholders and suppliers		(1,912)	(1,898)	(1,831)	-	-
Income tax paid		(109)	(95)	(55)	-	-
Cash flows from operating activities before changes in operating assets and liabilities		9,832	9,555	7,231	8,827	8,931
Net (increase)/decrease in:
Trading and fair value assets		(319)	4,271	(8,117)	(811)	3,112
Loans		(15,667)	(18,893)	(18,325)	(13,372)	(11,815)
Due from other financial institutions		(511)	(2,418)	3,674	(1,544)	(2,830)
Life insurance assets and liabilities		(154)	(115)	(160)	-	-
Regulatory deposits with central banks overseas		489	(263)	(384)	490	(233)
Derivative financial instruments		9,126	3,679	(17,919)	8,972	3,802
Net increase/(decrease) in:
Financial liabilities at fair value through income statement		266	155	4,932	266	158
Deposits and other borrowings		22,155	26,381	31,498	17,646	20,206
Due to other financial institutions		363	(6,807)	5,439	345	(6,767)
Net cash provided by/(used in) operating activities	42	25,580	15,545	7,869	20,819	14,564
Cash flows from investing activities
Proceeds from available-for-sale securities		5,043	3,651	2,845	3,328	996
Purchase of available-for-sale securities		(11,802)	(8,783)	(7,978)	(9,791)	(5,491)
Net (increase)/decrease in investments in controlled entities		-	-	-	(17)	(8)
Net movement in amounts due to/from controlled entities		-	-	-	1,541	(4,461)
Purchase of intangible assets		(738)	(603)	(742)	(644)	(511)
Purchase of property, plant and equipment		(304)	(252)	(402)	(251)	(213)
Proceeds from disposal of property, plant and equipment		7	7	15	4	7
Purchase of controlled entity, net of cash acquired		-	(270)	-	-	-
Net cash used in investing activities		(7,794)	(6,250)	(6,262)	(5,830)	(9,681)
Cash flows from financing activities
Issue of loan capital (net of issue costs)		1,958	4,124	-	1,958	4,124
Redemption of loan capital		(2,244)	(2,631)	(1,404)	(2,244)	(2,631)
Proceeds from share placement and share purchase plan		-	-	68	-	-
Proceeds from exercise of employee options		124	25	23	124	25
Purchase of shares on exercise of employee options and rights		(174)	-	-	(174)	-
Net increase/(decrease) in debt issues		(14,005)	(9,955)	14,328	(11,747)	(5,577)
Purchase of RSP treasury shares		(68)	(8)	(3)	(68)	(8)
Net sale/(purchase) of other treasury shares		7	3	6	1	12
Payment of dividends		(5,028)	(4,050)	(3,746)	(5,084)	(4,104)
Payment of distributions to non-controlling interests		(50)	(72)	(82)	-	-
Redemption of 2003 Trust Preferred Securities		(805)	-	-	(805)	-
Net cash provided by financing activities		(20,285)	(12,564)	9,190	(18,039)	(8,159)
Net increase/(decrease) in cash and cash equivalents		(2,499)	(3,269)	10,797	(3,050)	(3,276)
Effect of exchange rate changes on cash and cash equivalents		1,675	(466)	997	1,566	(481)
Cash and cash equivalents as at the beginning of the year		12,523	16,258	4,464	10,993	14,750
Cash and cash equivalents as at the end of the year		11,699	12,523	16,258	9,509	10,993

1            The presentation of the cash flow statements has been revised this year to better reflect the nature of our business. Certain cash flows have been reclassified between operating activities, investing activities and financing activities, and we have revised comparatives for 2012 and 2011 in order to ensure consistency. These changes have had no impact on the reported net increase/decrease in cash and cash equivalents.

The above cash flow statements should be read in conjunction with the accompanying notes.

Details of the reconciliation of net cash provided by operating activities to net profit attributable to owners of Westpac Banking Corporation are provided in Note 42.

132	2013 WESTPAC GROUP ANNUAL REPORT

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

This financial report of Westpac Banking Corporation (the Parent Entity), together with its controlled entities (the Group or Westpac), for the year ended 30 September 2013 was authorised for issue by the Board of Directors on 4 November 2013. The Directors have the power to amend and reissue the financial report.

(ii)            Comparative revisions

Comparative information has been revised where appropriate to enhance comparability. Where necessary, comparative figures have been adjusted to conform with changes in presentation in the current year.

(iii)         Changes in accounting standards

From 1 July 2012, the Group applied amendments to AASB 101 Presentation of Financial Statements outlined in AASB 2011-9 Amendments to Australian Accounting Standards – Presentation of Items of Other Comprehensive Income. The change only relates to disclosures and has had no impact on consolidated earnings per share or net income. The changes have been applied retrospectively and require the Group to separately present those items of other comprehensive income that may be reclassified to profit or loss in the future from those that will never be reclassified to profit or loss. These changes are included in the statements of comprehensive income.

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

Subsidiaries are fully consolidated from the date on which control commences and they are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries (refer to Note 1(e)).

2013 WESTPAC GROUP ANNUAL REPORT	133

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Changes in the Group’s ownership interest in a subsidiary after control is obtained which do not result in a loss of control are accounted for as transactions with equity holders in their capacity as equity holders. Any difference between the amount by which the non-controlling interest is adjusted and the fair value of the consideration paid or received is recognised directly in equity.

When the Group ceases to control a subsidiary any retained interest in the entity is remeasured to its fair value, with any resulting gain or loss recognised in the income statement.

The interest of non-controlling shareholders is stated at their proportion of the net profit and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly, by Westpac.

(vi)        Foreign currency translation

a.             Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The financial statements are presented in Australian dollars which is the Parent Entity’s functional and presentation currency. All amounts are expressed in Australian dollars except where otherwise indicated.

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

b.                Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Revenue is recognised for each major revenue stream as follows:

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

134	2013 WESTPAC GROUP ANNUAL REPORT

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

2013 WESTPAC GROUP ANNUAL REPORT	135

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

The fair value of options and share rights is estimated at grant date using a Binomial/Monte Carlo simulation pricing model incorporating the vesting and market-related hurdle features of the grants. The fair value of the options and share rights excludes the impact of any non-market vesting conditions such as participants’ continued employment by the Group. The non-market vesting conditions are included in assumptions used when determining the number of options and share rights expected to become exercisable for which an expense is recognised. At each reporting date these assumptions are revised and the expense recognised each year takes into account the most recent estimates.

Employee Share Plan

The value of shares expected to be issued to employees for nil consideration under the Employee Share Plan (ESP) is recognised as an expense over the financial year and provided for as other employee benefits. The fair value of any ordinary shares issued to satisfy the obligation to employees is recognised within equity, or if purchased on market, the obligation to employees is satisfied by delivering shares that have been purchased on market.

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

136	2013 WESTPAC GROUP ANNUAL REPORT

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

¡        Financial assets at fair value through profit or loss
This category has two sub-categories: firstly financial assets held for trading and secondly those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling it in the near term, if it is part of a portfolio of financial instruments that are managed together and for which there is evidence of a recent pattern of short-term profit taking, if it is a derivative that is not a designated hedging instrument, or if so designated on acquisition by management, in accordance with conditions set out in Note 1(f)(i)(e).

¡        Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

¡        Held-to-maturity investments
Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity.

¡        Available-for-sale securities
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

2013 WESTPAC GROUP ANNUAL REPORT	137

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

138	2013 WESTPAC GROUP ANNUAL REPORT

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

j.                 Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

¡        the rights to receive cash flows from the asset have expired; or

¡        the entity has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement and cannot sell or repledge the asset other than to the transferee; and

¡        either the Group has transferred substantially all the risks and rewards of the asset, or the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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

2013 WESTPAC GROUP ANNUAL REPORT	139

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

Available-for-sale

The Group assesses at each reporting date whether there is objective evidence that a financial asset or a group of financial assets is impaired. For debt instruments classified as available-for-sale, impairment is determined by using the same methodology as Note 1(f)(ii). For equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is also considered in determining whether the assets are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment charge on that financial asset previously recognised in profit or loss – is removed from other comprehensive income and recognised in the income statement. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment charge was recognised in the income statement, the impairment charge is reversed through the income statement. Subsequent reversal of impairment charges on equity instruments are not recognised in the income statement until the instrument is disposed of.

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

Depreciation is calculated using the straight-line method to allocate the cost of assets less any residual value over their estimated useful lives, as follows:

¡	Premises and sites	Up to 50 years

¡	Leasehold improvements	Up to 10 years

¡	Furniture and equipment	3 to 15 years

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sale proceeds less costs of disposal, and the carrying amount of the asset, and is recognised as non-interest income.

140	2013 WESTPAC GROUP ANNUAL REPORT

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

Goodwill is allocated to Cash Generating Units (CGUs) based on management’s analysis of where the synergies resulting from an acquisition are expected to arise.

¡        Brands

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

¡        Core deposit intangibles

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

¡        Financial planner distribution relationships

Distribution relationship intangibles were recognised as part of the merger with St.George and represent the value attributable to financial planner relationships. These assets are amortised using the straight-line method to allocate the cost of the assets over their estimated useful lives of eight years.

¡        Credit card customer relationships

The credit card customer relationship intangibles were recognised as part of the merger with St.George and represent the value attributable to the future fee and interest revenue from credit card relationships. These assets are amortised using the straight-line method to allocate the cost of the assets over their estimated useful lives of five years.

¡        Computer software

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

2013 WESTPAC GROUP ANNUAL REPORT	141

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

g.                Liabilities

(i)               Financial liabilities

Financial liabilities held at amortised cost are initially recognised at fair value plus transaction cost. Financial liabilities held at fair value, which includes derivatives and liabilities designated at fair value, are initially recognised at fair value with all transaction costs expensed as incurred. Financial liabilities are recognised when an obligation arises and derecognised when it is discharged, cancelled or expires.

a.             Payables due to other financial institutions

Payables due to other financial institutions includes interbank lending, vostro balances, collateral received and settlement account balances due to other financial institutions. They are measured at amortised cost.

b.             Deposits and other borrowings at fair value

Deposits at fair value include certain certificates of deposit and certain interest bearing deposits. They are classified at fair value through profit or loss as they are managed as part of a trading portfolio.

c.              Deposits and other borrowings at amortised cost

Deposits at amortised cost include non-interest bearing deposits repayable at call, certain certificates of deposit and certain interest bearing deposits. They are measured at amortised cost.

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

e.             Financial liabilities at fair value through income statement

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

g.             Acceptances

These are bills of exchange initially accepted and discounted by Westpac that have been subsequently rediscounted into the market. They are measured at amortised cost. Bill financing provided to customers by accepting and discounting of bills of exchange is reported as part of loans.

142	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

h.             Loan capital

Loan capital includes 2004 Trust Preferred Securities (2004 TPS), Westpac Convertible Preference Shares, Westpac Capital Notes and Westpac SPS (redeemed September 2013) and SPS II that qualify as Additional Tier 1 capital and subordinated bonds, subordinated notes, notes and debentures that qualify as Tier 2 capital as defined by APRA for capital adequacy purposes. Loan capital is measured at amortised cost using the effective interest method.

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

External liabilities of managed investment schemes controlled by statutory life funds

External liabilities of managed investment schemes controlled by statutory life funds are designated at fair value through profit or loss.

2013 WESTPAC GROUP ANNUAL REPORT	143

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

144	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

h.                Equity

(i)               Ordinary shares

Ordinary shares are recognised at the amount paid up per ordinary share net of directly attributable issue costs.

(ii)            Treasury shares

Where the Parent Entity or other members of the consolidated Group purchases shares in the Parent Entity, the consideration paid is deducted from ordinary share capital and the shares are treated as treasury shares until they are subsequently sold, reissued or cancelled. Where such shares are sold or reissued, any consideration received is included in shareholders’ equity.

(iii)         Other equity instruments

Convertible debentures issued by the parent entity in respect of the 2003 Trust Preferred Securities (2003 TPS, redeemed September 2013) and 2006 Trust Preferred Securities (2006 TPS) are recognised in the balance sheet at the amount of consideration received net of issue costs. They are translated into Australian currency using the rate of exchange on issue date and distributions on them are recognised when entitlements are determined in accordance with the terms of the convertible debentures.

(iv)        Non-controlling interests

Non-controlling interests represents the share in the net assets of subsidiaries attributable to equity interests that are not owned directly or indirectly by the Parent Entity. The Group also has on issue 2003 TPS (redeemed September 2013) and 2006 TPS that are hybrid instruments and are classified as non-controlling interests.

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

Available-for-sale securities reserve

This comprises the changes in the fair value of available-for-sale financial securities and hedges where applicable, net of tax. These changes are transferred to the income statement in non-interest income when the asset is either derecognised or impaired.

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

i.                    Other accounting principles and policies

(i)               Hedging

The Group uses derivative instruments as part of its asset and liability management activities to manage exposures to interest rates and foreign currency, including exposures arising from forecast transactions. The method of recognising the fair value gain or loss on derivatives depends on the nature of the hedging relationship. Hedging relationships are of three types:

¡        fair value hedge: a hedge of the change in fair value of recognised assets or liabilities or unrecognised firm commitments;

¡        cash flow hedge: a hedge of variability in highly probable future cash flows attributable to a recognised asset or liability, or a forecasted transaction; and

¡        hedge of a net investment in a foreign operation: a hedge of the amount of the Group’s interest in the net assets of a foreign operation.

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

2013 WESTPAC GROUP ANNUAL REPORT	145

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

When a hedging instrument expires or is sold, terminated or exercised, or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income at that time remains in other comprehensive income and is recognised in profit or loss in the period in which the hedge item affects profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in other comprehensive income is immediately transferred to the income statement.

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

146	2013 WESTPAC GROUP ANNUAL REPORT

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

(vii)     Securities borrowed or lent and repurchase or reverse repurchase agreements

As part of its trading activities, Westpac lends and borrows securities on a collateralised basis. The securities subject to the borrowing or lending are not derecognised from the balance sheet, as the risks and rewards of ownership remain with the initial holder. Where cash is provided as collateral, the cash paid to third parties on securities borrowed is recorded as a receivable, while cash received from third parties on securities lent is recorded as a borrowing. Repurchase transactions, where Westpac sells securities under an agreement to repurchase, and reverse repurchase transactions, where Westpac purchases securities under an agreement to resell, are conducted on a collateralised basis. Trading securities sold, but subject to repurchase agreements are disclosed as part of financial liabilities at fair value through income statement. Fees and interest relating to stock borrowing or lending and repurchase or reverse repurchase agreements are recognised in interest income and interest expense in the income statement, using the effective interest rate method, over the expected life of the agreements. Westpac continually reviews the fair value of the underlying securities and, where appropriate, requests or provides additional collateral to support the transactions.

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

The actuarial valuation of plan obligations is dependent upon a series of assumptions, the key ones being price inflation, salaries growth, mortality, morbidity and investment returns assumptions. Different assumptions could significantly alter the amount of difference between plan assets and obligations, and the superannuation cost charged to the income statement.

Actuarial gains and losses related to the defined benefit superannuation plan are recorded directly in retained earnings. The net surplus or deficit that arises within the plan is recognised and disclosed separately in other assets and other liabilities as appropriate.

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

2013 WESTPAC GROUP ANNUAL REPORT	147

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

These estimates are calibrated against industry standards, economic models and observed transaction prices.

The fair value of financial instruments is provided in Note 28 as well as the mechanism by which fair value has been derived.

148	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The majority of the Group’s derivatives are valued using valuation techniques that utilise observable market inputs. The fair value of substantially all securities positions carried at fair value is determined directly from quoted prices or from market observable inputs applied in valuation models. The Group has financial assets measured at fair value of $126,957 million (2012: $127,305 million). $1,332 million of this is measured at fair value based on significant unobservable market inputs (2012: $1,276 million). The Group has financial liabilities measured at fair value of $106,873 million (2012: $134,253 million). $37 million of this is measured at fair value based on significant unobservable market inputs (2012: $100 million). Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group or the Parent Entity’s reported results.

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

At 30 September 2013, gross loans to customers totalled $539,806 million (2012: $518,279 million) and the provision for loan impairment was $3,642 million (2012: $3,834 million). There are two components to the Group’s loan impairment provisions: individual and collective.

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

The impairment charge reflected in the income statement is $847 million (2012: $1,212 million) and the provision balance at 30 September 2013 of $3,642 million (2012: $3,834 million) represents 0.67% of loans (2012: 0.74%).

Provisions for credit commitments are calculated using the same methodology as described above. The provision for credit commitments was $307 million (2012: $407 million) and was disclosed as part of provisions. Refer to Note 20.

(iii)         Goodwill

As stated in Note 1(f)(iii)(b), goodwill represents the excess of purchase consideration, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree, over the fair value of the Group’s share of the identified net assets of acquired businesses. Goodwill is tested for impairment at least annually. The carrying value of goodwill as at 30 September 2013 was $8,868 million (2012: $8,797 million).

The determination of the fair value of assets and liabilities of the acquired businesses requires the exercise of management judgment. Different fair values would result in changes to the goodwill balance and to the post-acquisition performance of the acquisition.

2013 WESTPAC GROUP ANNUAL REPORT	149

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

To determine if goodwill is impaired the carrying value of the identified CGU to which the goodwill is allocated, including the allocated goodwill, is compared to its recoverable amount. Recoverable amount is the higher of the CGU’s fair value less costs to sell and its value in use. Value in use is the present value of expected future cash flows from the CGU. Determination of appropriate cash flows and discount rates for the calculation of value in use is subjective. Fair value is the amount obtainable for the sale of the CGU in an arm’s length transaction between knowledgeable, willing parties. The assumptions applied to determine if any impairment exists are outlined in Note 15.

Goodwill impairment testing resulted in an impairment of goodwill of nil (2012: nil).

(iv)        Superannuation obligations

The Group operates a number of defined benefit plans as described in Note 35. For each of these plans, actuarial valuations of the plan’s obligations and the fair value measurements of the plan’s assets are performed at least annually in accordance with the requirements of AASB 119 Employee Benefits.

The actuarial valuation of plan obligations is dependent upon a series of assumptions, the key ones being price inflation, salaries growth, mortality, morbidity, investment returns and discount rate assumptions. Different assumptions could significantly alter the amount of the difference between plan assets and obligations, and the superannuation cost charged to the income statement.

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

Refer to Note 14 for details of the Group’s deferred tax balances.

(vii)     Life insurance contract liabilities

Life insurance contract liabilities are computed using statistical or mathematical methods, which are expected to give approximately the same results as if an individual liability was calculated for each contract. These computations are made by suitably qualified personnel on the basis of recognised actuarial methods, with due regard to relevant actuarial principles. The methodology takes into account the risks and uncertainties of the particular classes of the life insurance business written. Deferred policy acquisition costs are connected with the measurement basis of life insurance contract liabilities and are equally sensitive to the factors that are considered in the liability measurement.

The key factors that affect the estimation of these liabilities and related assets are:

¡        the cost of providing benefits and administrating the contracts;

¡        mortality and morbidity experience, including enhancements to policyholder benefits;

¡        discontinuance experience, which affects the Group’s ability to recover the cost of acquiring new business over the life of the contracts; and

¡       the rate at which projected future cash flows are discounted.

In addition, factors such as regulation, competition, interest rates, taxes, securities market conditions and general economic conditions affect the level of these liabilities. In some contracts, the Group shares experience on investment results with its customers, which can offset the impacts of these factors on the profitability of these products.

150	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

k.                Future developments in accounting standards

The following new standards and interpretations which may have a material impact on the Group have been issued, but are not yet effective and have not been early adopted by the Group:

AASB 9 Financial Instruments (Part 1: Classification and Measurement) was issued by the Australian Accounting Standards Board in December 2009. If the standard is not early adopted it will be effective for the 30 September 2016 financial year end. The major changes under the standard are:

¡        AASB 9 Financial Instruments replaces the multiple classification and measurement models in AASB 139 Financial Instruments: Recognition and Measurement with a single model that has two classification categories: amortised cost and fair value;

¡        a financial asset is measured at amortised cost if two criteria are met: a) the objective of the business model is to hold the financial asset for the collection of the contractual cash flows, and b) the contractual cash flows under the instrument solely represent the payment of principal and interest;

¡        if a financial asset is eligible for amortised cost measurement, an entity can elect to measure it at fair value if it eliminates or significantly reduces an accounting mismatch;

¡        there will be no separation of an embedded derivative where the instrument is a financial asset;

¡        equity instruments must be measured at fair value however, an entity can elect on initial recognition to present the fair value changes on non-trading equity investments directly in other comprehensive income. There is no subsequent recycling of fair value gains and losses to profit or loss; however dividends from such investments will continue to be recognised in profit or loss;

¡        if an entity holds an investment in asset-backed securities (ABS) it must determine the classification of that investment by looking through to the underlying assets and assess the credit quality of the investment compared with the underlying portfolio of assets. If an entity is unable to look through to the underlying assets, then the investment must be measured at fair value; and

¡        the portion of a change of fair value relating to the entity’s own credit risk for financial liabilities measured at fair value utilising the fair value option is presented in other comprehensive income, except when that would create an accounting mismatch. If such a mismatch would be created or enlarged, the entity is required to present all changes in fair value (including the effects of changes in the credit risk of the liability) in profit or loss.

The IASB currently has an active project that may result in limited amendments to the classification and measurement requirements of AASB 9 and add new requirements to address the impairment of financial assets and hedge accounting.

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

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements was issued in July 2011 and will be effective for the 30 September 2014 financial year end. The amendments remove all the individual key management personnel (KMP) disclosures in AASB 124 Related Party Disclosures that were specific to Australian entities. However, these disclosures will be required to be included in the remuneration report.

AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements and AASB 12 Disclosure of Interests in Other Entities were issued in August 2011 and will be effective for the 30 September 2014 financial year end.

¡        AASB 10 changes the definition of control and requires that it be applied to all entities to determine whether control exists. The new definition focuses on the need for both power and exposure to variability of returns in order for control to be present.

AASB 10 replaces guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation – Special Purpose Entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation.

The standard introduces a single definition of control that applies to all entities. It focuses on the need to have both power and rights or exposure to variable returns. Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both.

Control exists when the investor can use its power to affect the amount of its returns. There is also new guidance on participating and protective rights and on agent/principal relationships.

2013 WESTPAC GROUP ANNUAL REPORT	151

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The application of AASB 10 is expected to result in the Group consolidating some entities which are not currently being consolidated under AASB 127. The consolidation of these entities is not expected to have a material impact on the Group’s financial position or performance.

¡        AASB 11 introduces a principles-based approach to accounting for joint arrangements. The focus is no longer on the legal structure of joint arrangements, but rather on how rights and obligations are shared by the parties to the joint arrangement. Based on the assessment of rights and obligations, a joint arrangement will be classified as either a joint operation or a joint venture. Joint ventures are accounted for using the equity method, and the choice to proportionately consolidate will no longer be permitted. Parties to a joint operation will account for their share of revenues, expenses, assets and liabilities in much the same way as under the previous standard. Application of AASB 11 has no material impact on the Group.

¡        AASB 12 sets out the required disclosures for entities reporting under the two new standards, AASB 10 and AASB 11, and replaces the disclosure requirements currently found in AASB 127 Consolidated and Separate Financial Statements and AASB 128 Investments in Associates and Joint Ventures. Application of this standard by the group will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the group’s investments.

AASB 13 Fair Value Measurement was issued in September 2011 and will be effective for the 30 September 2014 financial year end. The new standard replaces existing guidance on fair value measurement in several standards with a single, unified definition of fair value and a framework for measuring and disclosing fair values. AASB 13 applies to all assets and liabilities measured at fair value, not just financial instruments. The new standard will require additional disclosures, however it is not expected to have a material impact on the Group.

A revised AASB 119 Employee Benefits was issued in September 2011 which will be effective for the 30 September 2014 financial year end, with retrospective application. It will result in changes to the recognition and measurement of the Group’s defined benefit superannuation expense, as well as enhanced disclosures of the risks and characteristics of the Group’s defined benefit superannuation plans. The significant changes include:

¡        the annual defined benefit superannuation expense will include net interest expense or income, calculated by applying the relevant discount rate to the net defined benefit asset or liability. This will replace the current finance charge and expected return on plan assets. Applying this change to the year ended 30 September 2013 would have increased the total defined benefit plan expense by $49 million, with an equal and opposite change to the amount that is recognised as re-measurement in other comprehensive income for the year; and

¡       the discount rate used in calculating the defined benefit liability relating to active members can no longer include an investment tax adjustment. This will result in a one-off decrease of $61 million in defined benefit liability as at 1 October 2012 which will be recognised through retained earnings.

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

AASB 2012-3 Amendments to Australian Accounting Standards – Offsetting Financial Assets and Financial Liabilities was issued in June 2012 and will be effective for the 30 September 2015 financial year end. The amendment provides application guidance to addressing inconsistencies applied to offsetting criteria provided in AASB 132 Financial Instruments: Presentation, including clarifying the meaning of current legal enforceable right of set-off is legally enforceable in all circumstances and that some gross settlement systems (such as through a clearing house) may be considered as the equivalent to net settlement. The amendment is not expected to have a material impact on the Group.

152	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 2. NET INTEREST INCOME

	Consolidated			Parent Entity
	2013	2012	2011	2013	2012
	$m	$m	$m	$m	$m
Interest income
Cash	102	99	71	67	77
Receivables due from other financial institutions	113	188	251	38	77
Net ineffectiveness on qualifying hedges	31	8	(13)	29	7
Trading securities	1,665	2,091	2,356	1,603	2,019
Other financial assets designated at fair value	67	108	99	64	99
Available-for-sale securities	1,226	1,116	789	1,085	908
Loans	29,781	33,238	34,530	26,125	29,643
Regulatory deposits with central banks overseas	23	24	12	23	24
Due from subsidiaries	-	-	-	3,907	3,546
Other interest income	1	1	3	1	1
Total interest income[1]	33,009	36,873	38,098	32,942	36,401
Interest expense
Payables due to other financial institutions	(190)	(244)	(191)	(189)	(242)
Certificates of deposit	(1,009)	(1,619)	(1,907)	(978)	(1,586)
At call and term deposits	(11,546)	(12,983)	(12,775)	(10,352)	(11,942)
Trading liabilities	(2,762)	(4,500)	(5,738)	(2,525)	(4,129)
Other financial liabilities designated at fair value	(27)	(20)	(38)	-	-
Debt issues	(4,008)	(4,388)	(4,578)	(3,407)	(3,684)
Due to subsidiaries	-	-	-	(4,064)	(3,697)
Loan capital	(529)	(454)	(469)	(494)	(428)
Other interest expense	(73)	(163)	(406)	(70)	(143)
Total interest expense[2]	(20,144)	(24,371)	(26,102)	(22,079)	(25,851)
Net interest income	12,865	12,502	11,996	10,863	10,550

1      Total interest income for financial assets that are not at fair value through profit or loss is $31,246 million (2012: $34,666 million, 2011: $35,656 million) for the Group and $31,246 million (2012: $34,276 million, 2011: $34,738 million) for the Parent Entity.

2      Total interest expense for financial liabilities that are not at fair value through profit or loss is $16,116 million (2012: $17,990 million, 2011: $18,300 million) for the Group and $18,357 million (2012: $19,916 million, 2011: $19,440 million) for the Parent Entity.

2013 WESTPAC GROUP ANNUAL REPORT	153

NOTE 3. NON-INTEREST INCOME

	Consolidated			Parent Entity
	2013	2012	2011	2013	2012
	$m	$m	$m	$m	$m
Fees and commissions[1]
Facility fees	1,253	1,179	1,105	1,206	1,163
Transaction fees and commissions received	1,160	1,185	1,180	946	948
Other non-risk fee income	310	266	283	285	239
Transactions with subsidiaries	-	-	-	299	253
Total fees and commissions	2,723	2,630	2,568	2,736	2,603
Wealth management and insurance income
Life insurance and funds management net operating income	1,738	1,613	1,463	-	-
General insurance and lenders mortgage insurance net operating income	206	178	155	-	-
Total wealth management and insurance income	1,944	1,791	1,618	-	-
Trading income
Foreign exchange income	440	476	329	343	387
Other trading securities	629	374	229	663	350
Total trading income	1,069	850	558	1,006	737
Other income
Dividends received from subsidiaries	-	-	-	1,813	568
Dividends received from other entities	10	12	17	7	7
Net gain on disposal of assets	67	46	51	62	45
Net gain/(loss) on ineffective hedges	(1)	3	(5)	(1)	3
Net gain/(loss) on hedging overseas operations	(6)	78	55	(253)	13
Net gain/(loss) on derivatives held for risk management purposes[2]	(118)	(36)	(28)	(114)	(32)
Net gain/(loss) on financial instruments designated at fair value	32	27	28	65	31
Other	54	80	55	54	66
Total other income	38	210	173	1,633	701
Total non-interest income	5,774	5,481	4,917	5,375	4,041
Wealth management and insurance income comprised
Funds management income	1,149	1,037	914	-	-
Life insurance premium income	761	637	559	-	-
Life insurance commissions, investment income and other income	1,125	836	99	-	-
Life insurance claims and changes in life insurance liabilities	(1,297)	(897)	(109)	-	-
General insurance and lenders mortgage insurance net premiums earned	402	370	356	-	-
General insurance and lenders mortgage insurance investment, commissions and other income	25	30	30	-	-
General insurance and lenders mortgage insurance claims incurred, underwriting and commission expenses	(221)	(222)	(231)	-	-
Total wealth management and insurance income	1,944	1,791	1,618	-	-

1      In the current year, we have revised our presentation within fees and commissions to reflect transactions between the Parent Entity and its subsidiaries. We have revised 2012 comparatives for the Parent Entity for consistency.

2      Income from derivatives held for risk management purposes reflects impact of economic hedge of foreign currency capital and earnings where hedge accounting is not achieved.

154	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 4. OPERATING EXPENSES

	Consolidated			Parent Entity
	2013	2012	2011	2013	2012
	$m	$m	$m	$m	$m
Salaries and other staff expenses
Salaries and wages	3,264	3,113	3,015	2,588	2,514
Employee entitlements	325	326	305	282	284
Employee related taxes	223	209	194	190	181
Superannuation expense:
Defined contribution plans	254	237	234	198	190
Defined benefit plans (Note 35)	21	39	29	21	39
Equity based compensation	155	155	112	113	119
Restructuring costs	28	159	110	18	143
Other	17	20	56	3	9
Total salaries and other staff expenses	4,287	4,258	4,055	3,413	3,479
Equipment and occupancy expenses
Operating lease rentals	565	535	505	487	464
Depreciation, amortisation and impairment:
Premises	13	14	16	12	13
Leasehold improvements	108	106	89	94	92
Furniture and equipment	62	62	63	54	54
Technology	94	85	76	82	71
Software	403	352	265	336	291
Equipment repairs and maintenance	78	76	80	67	66
Electricity, water and rates	12	12	12	8	8
Land tax	8	8	6	8	7
Other	27	28	3	15	20
Total equipment and occupancy expenses	1,370	1,278	1,115	1,163	1,086
Other expenses
Amortisation of deferred expenditure	3	6	4	17	18
Amortisation and impairment of intangible assets	221	225	208	208	208
Non-lending losses	43	172	43	30	161
Purchased services:
Technology and information services	350	278	254	245	208
Legal	26	29	29	15	17
Other professional services	380	402	448	284	285
Credit card loyalty programs	135	133	127	135	133
Stationery	76	78	82	57	58
Postage and freight	146	151	145	117	123
Outsourcing costs	587	620	592	478	496
Insurance	20	16	14	13	11
Advertising	164	147	176	110	94
Training	21	20	28	15	13
Travel	64	66	70	47	48
Other expenses	34	30	16	103	53
Total other expenses	2,270	2,373	2,236	1,874	1,926
Operating expenses	7,927	7,909	7,406	6,450	6,491

2013 WESTPAC GROUP ANNUAL REPORT	155

NOTE 5. INCOME TAX

	Consolidated			Parent Entity
	2013	2012	2011	2013	2012
	$m	$m	$m	$m	$m
The income tax expense for the year is reconciled to the profit before income tax as follows
Profit before income tax	9,865	8,862	8,514	9,126	7,099
Prima facie income tax based on the Australian company tax rate of 30%	2,960	2,659	2,554	2,738	2,130
The effect of amounts which are not deductible/(assessable) in calculating taxable income
Change in tax rate[1]	(2)	1	7	-	2
Rebatable and exempt dividends	(2)	(1)	(2)	(544)	(168)
Life insurance:
Tax adjustment on policyholders’ earnings[2]	24	8	(10)	-	-
Adjustment for life business tax rates	(8)	(6)	(6)	1	2
Hybrid capital distributions[3]	26	10	-	26	10
Other non-assessable items	(18)	(29)	(40)	(16)	(17)
Other non-deductible items	37	53	66	31	45
Adjustment for overseas tax rates	-	3	1	16	21
Income tax (over)/under provided in prior years	(7)	(10)	(33)	(9)	(12)
St.George tax consolidation adjustment[4]	-	-	(1,110)	-	-
TOFA tax consolidation adjustment[5]	-	165	-	-	165
Other items	(35)	(27)	28	13	(31)
Total income tax expense in the income statement	2,975	2,826	1,455	2,256	2,147
Income tax analysis
Income tax expense attributable to profit from ordinary activities comprised:
Current income tax:
Australia	2,237	2,175	1,809	1,751	1,767
Overseas	357	344	180	102	140
	2,594	2,519	1,989	1,853	1,907
Deferred income tax:
Australia	387	319	(591)	405	259
Overseas	1	(2)	90	7	(7)
	388	317	(501)	412	252
Under/(over) provision in prior years:
Australia	(1)	(8)	(20)	(2)	(7)
Overseas	(6)	(2)	(13)	(7)	(5)
	(7)	(10)	(33)	(9)	(12)
Total Australia	2,623	2,486	1,198	2,154	2,019
Total overseas	352	340	257	102	128
Total income tax expense attributable to profit from ordinary activities	2,975	2,826	1,455	2,256	2,147

1      During 2013 the company tax rate in the UK reduced from 24% to 23%. The impact of this change has been taken to account in the measurement of deferred tax at the end of the reporting period. The impact of the change in the UK and Fiji company tax rates from 26% to 24%, and 28% to 20% respectively was included in 2012. The impact of the change in New Zealand’s company tax rate from 30% to 28% was included in 2011.

2      In accordance with the requirements of AASB 1038, tax expense for 2013 includes a $35 million tax expense on policyholders’ investment earnings (2012: $12 million tax expense, 2011: $14 million tax benefit) of which $11 million (2012: $4 million tax expense, 2011: $4 million tax benefit) is included in the prima facie tax expense of $2,960 million and the balance of $24 million tax expense (2012: $8 million tax expense, 2011: $10 million tax benefit) is shown here.

3      Reflects distributions on Westpac Convertible Preference Shares and Westpac Capital Notes which are non-tax deductible.

4      Following the redemption of St.George Bank Limited’s hybrid instruments on 31 March 2009, St.George and all its wholly owned Australian subsidiaries joined the Westpac tax consolidated group. Westpac was required to reset the tax value of certain St.George assets to the appropriate market value of those assets. Given the complexity of this process, the assessed tax treatment for the 2011 financial year and following years was agreed with the ATO in March 2011 and gave rise to a reduction of income tax expense of $1,110 million.

5      New legislation that included retrospective amendments to the income tax law as it applies to TOFA and tax consolidated groups was introduced during the 2012 financial year. The amendments had an adverse application to certain liabilities that were consolidated as part of the St.George merger. This gave rise to an additional income tax expense of $165 million for the 2012 financial year.

156	2013 WESTPAC GROUP ANNUAL REPORT

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

Taxation of financial arrangements (TOFA)

TOFA applies to all entities in the Australian tax consolidation group from 1 October 2010. Subject to certain elections being made, TOFA improves the alignment of the tax treatment of gains and losses from financial arrangements with the accounting treatment adopted in the financial statements. The transitional rules require deferred tax balances impacted by TOFA to be amortised to taxable income over a four year period.

NOTE 6. DIVIDENDS

	Consolidated			Parent Entity
	2013	2012	2011	2013	2012
	$m	$m	$m	$m	$m
Recognised amounts
Ordinary dividends
2012 final dividend paid 84 cents per share (2011: 80 cents per share, 2010: 74 cents per share) all fully franked at 30%	2,584	2,423	2,209	2,588	2,425
2013 interim dividend paid 86 cents per share (2012: 82 cents per share, 2011: 76 cents per share) all fully franked at 30%	2,665	2,501	2,284	2,670	2,506
Total ordinary dividends	5,249	4,924	4,493	5,258	4,931
Special dividends
Special dividend paid 10 cents per share determined 3 May 2013 (2012: nil, 2011: nil) fully franked at 30%	310	-	-	310	-
Total special dividends	310	-	-	310	-
Distributions on other equity instruments
Convertible debentures	-	-	-	47	47
Total distributions on other equity instruments	-	-	-	47	47
Dividends not recognised at year end
Since year end the Directors have recommended the payment of the following dividends on ordinary shares:
Ordinary shares 88 cents per share (2012: 84 cents per share, 2011: 80 cents per share) all fully franked at 30%	2,731	2,584	2,423	2,736	2,588
Special dividend 10 cents per share (2012: nil, 2011: nil) fully franked at 30%	310	-	-	311	-
Total dividends not recognised at year end	3,041	2,584	2,423	3,047	2,588

The amount disclosed as recognised for ordinary dividends is the final dividend paid in respect of the prior financial year and the interim dividend and special dividend paid in respect of the current financial year.

The Board has determined to satisfy the DRP for the 2013 final and special dividends by arranging for the purchase of existing shares on issue and delivery to participants. The DRP will not include a discount.

	Parent Entity
	2013	2012	2011
	$m	$m	$m
Franking account balance
Franking account balance as at year end	1,247	1,453	2,118
Franking credits that will arise from payment of current income tax	644	685	273
Adjusted franking account balance after payment of current income tax	1,891	2,138	2,391
Franking credits to be utilised for payment of the above unrecognised dividends	(1,306)	(1,109)	(1,048)
Adjusted franking account balance	585	1,029	1,343

2013 WESTPAC GROUP ANNUAL REPORT	157

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

	Consolidated
	2013		2012		2011
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Reconciliation of earnings used in the calculation of earnings per ordinary share ($m)
Net profit attributable to owners of Westpac Banking Corporation	6,816	6,816	5,970	5,970	6,991	6,991
RSP treasury shares distributions[1]	(12)	-	(11)	-	(8)	-
2004 TPS distributions	-	21	-	18	-	20
2007 convertible notes distributions	-	-	-	16	-	31
Westpac SPS distributions	-	27	-	34	-	37
Westpac SPS II distributions	-	30	-	36	-	39
Westpac CPS dividends	-	53	-	34	-	-
Westpac CN distributions	-	30	-	-	-	-
Net profit attributable to owners of Westpac Banking Corporation adjusted for the effect of dilution	6,804	6,977	5,959	6,108	6,983	7,118

Weighted average number of ordinary shares (millions)
Weighted average number of ordinary shares	3,100	3,100	3,056	3,056	3,010	3,010
Effect of own shares held	(13)	(13)	(13)	(13)	(13)	(13)
Potential dilutive adjustment:
Exercise of options and share rights and vesting of restricted shares	-	14	-	13	-	7
Conversion of 2004 TPS	-	17	-	21	-	27
Conversion of 2007 convertible notes	-	-	-	23	-	52
Conversion of Westpac SPS	-	31	-	43	-	53
Conversion of Westpac SPS II	-	28	-	38	-	47
Conversion of Westpac CPS	-	37	-	26	-	-
Conversion of Westpac CN	-	24	-	-	-	-
Total weighted average number of ordinary shares	3,087	3,238	3,043	3,207	2,997	3,183
Earnings per ordinary share (cents)	220.4	215.5	195.8	190.5	233.0	223.6

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

Information concerning the classification of securities

Options and share rights

Options and share rights granted to employees prior to 30 September 2013 are considered to be potential ordinary shares and have been considered in the determination of diluted EPS. The options and share rights have not been considered in the determination of basic EPS. Details relating to options and share rights are set out in Note 25.

During the year, 6,759,140 (2012: 2,146,405, 2011: 2,114,547) options and share rights were converted to ordinary shares. The diluted EPS calculation includes that portion of these options and share rights assumed to be issued for nil consideration, weighted with reference to the date of conversion.

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

Subsequent to 30 September 2013:

¡        112,706 ordinary shares were issued to employees due to the exercise of options (2012: 200,591, 2011: 170,290); and

¡        779,062 ordinary shares were issued to employees due to the exercise of share rights (2012: 709,521, 2011: 31,128).

158	2013 WESTPAC GROUP ANNUAL REPORT

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

2004 TPS

As 2004 TPS can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered. For 2013, 2004 TPS were dilutive (2012: dilutive, 2011: dilutive) and have been included in the determination of diluted EPS.

2004 TPS have not been included in the determination of basic EPS.

2007 convertible notes

The 2007 convertible notes were redeemed for cash on 19 April 2012. As the 2007 convertible notes could have been exchanged for ordinary shares at the discretion of Westpac upon certain conditions being satisfied, the potential dilutive effect was considered. For 2012 and 2011, the 2007 convertible notes were dilutive and were included in the determination of diluted EPS. The number of ordinary shares that could arise from conversion has been weighted for the proportion of the 2012 year that the 2007 convertible notes were on issue.

2007 convertible notes were not included in the determination of basic EPS in 2012 and 2011.

Westpac Stapled Preferred Securities (Westpac SPS and Westpac SPS II)

Westpac SPS were and Westpac SPS II are securities, each consisting of a perpetual, unsecured, non-cumulative subordinated note issued by Westpac’s New York branch, stapled to a preference share issued by Westpac. Westpac SPS were issued on 30 July 2008 and Westpac SPS II were issued on 31 March 2009. Westpac SPS were redeemed or converted to ordinary shares on 26 September 2013.

As Westpac SPS could and Westpac SPS II can be exchanged for ordinary shares in certain circumstances, any dilutive impact must be considered. For 2013, the Westpac SPS (for the proportion of the period the instrument was on issue) and Westpac SPS II were dilutive (2012: dilutive, 2011: dilutive) and have been included in the determination of diluted EPS.

Westpac SPS and Westpac SPS II have not been included in the determination of basic EPS.

Westpac Convertible Preference Shares (Westpac CPS)

Westpac CPS are fully paid, perpetual, non-cumulative, unsecured preference shares issued by Westpac on 23 March 2012. As Westpac CPS are convertible into ordinary shares on the scheduled conversion date or under certain circumstances, any dilutive impact must be considered. For 2013, Westpac CPS were dilutive (2012: dilutive) and have been included in the determination of diluted EPS.

Westpac CPS have not been included in the determination of basic EPS.

Westpac Capital Notes (Westpac CN)

Westpac CN are fully paid, non-cumulative, convertible, transferable, redeemable, subordinated, perpetual, unsecured notes issued by Westpac. As Westpac CN are convertible into ordinary shares on the scheduled conversion date or under certain circumstances, any dilutive impact must be considered. Westpac CN were issued on 8 March 2013. For 2013, Westpac CN were dilutive and have been included in the determination of diluted EPS. Westpac CN were weighted for the proportion of the period the instrument was on issue.

Westpac CN have not been included in the determination of basic EPS.

Westpac Subordinated Notes II (Westpac SN II)

Westpac SN II are fully paid, redeemable, subordinated and unsecured debt obligations of Westpac. Westpac SN II were issued on 23 August 2013. As Westpac SN II do not have a scheduled conversion date and are only convertible to ordinary shares if APRA determines that Westpac is, or would become non-viable. Westpac SN II were not dilutive in 2013.

The terms and conditions associated with 2004 TPS, Westpac SPS II, Westpac CPS, Westpac CN and Westpac SN II are discussed in more detail in Note 23.

NOTE 8. RECEIVABLES DUE FROM OTHER FINANCIAL INSTITUTIONS

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Conduit assets[1]	1,710	2,544	-	-
Cash collateral	7,137	4,737	6,987	4,409
Interbank lending	2,363	2,947	2,330	2,919
Total receivables due from other financial institutions	11,210	10,228	9,317	7,328

1            Further information on conduit assets is disclosed in Note 31.

2013 WESTPAC GROUP ANNUAL REPORT	159

NOTE 9. TRADING SECURITIES AND OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE

	Consolidated			Parent Entity
	2013	2012	2011	2013	2012
	$m	$m	$m	$m	$m
Securities	39,448	34,455	45,195	38,046	32,827
Securities purchased under agreement to resell	6,882	10,148	2,776	6,882	10,148
Other financial assets designated at fair value	2,759	2,664	2,960	2,090	1,903
Total trading securities and other financial assets designated at fair value	49,089	47,267	50,931	47,018	44,878

Trading securities includes the following:

	Consolidated			Parent Entity
	2013	2012	2011	2013	2012
	$m	$m	$m	$m	$m
Australian public securities:
Commonwealth securities	4,501	3,172	1,996	4,501	3,172
State Government securities	9,865	6,249	8,821	9,740	6,158
Australian equity securities	22	44	48	22	44
Australian debt securities	14,647	20,952	28,419	14,645	20,463
Overseas public securities	6,152	826	2,024	6,151	639
Overseas debt securities	4,236	3,164	3,842	2,962	2,303
Other securities	25	48	45	25	48
Total securities	39,448	34,455	45,195	38,046	32,827
Securities purchased under agreement to resell	6,882	10,148	2,776	6,882	10,148
Total trading securities	46,330	44,603	47,971	44,928	42,975

Other financial assets designated at fair value include:

	Consolidated			Parent Entity
	2013	2012	2011	2013	2012
	$m	$m	$m	$m	$m
Australian debt securities	1,928	1,840	2,145	1,444	1,313
Overseas debt securities	543	545	677	543	475
Australian equity securities	288	279	138	103	115
Total other financial assets designated at fair value	2,759	2,664	2,960	2,090	1,903

The Group has total holdings of debt securities from the Australian Commonwealth Government, one Australian financial institution, two Australian State-Governments and the US Government, the aggregate book and market value, each of which exceeded 10% of the Group total shareholders’ equity at 30 September 2013.

The Group holds $4,978 million of US Government treasury notes recognised in the categories trading securities, other financial assets designated at fair value or available-for-sale securities (Note 10) at 30 September 2013 (2012: $573 million1, 2011: $344 million).

1            The 2012 comparative has been restated from the $37 million previously reported.

160	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 10. AVAILABLE-FOR-SALE SECURITIES

	Consolidated			Parent Entity
	2013	2012	2011	2013	2012
	$m	$m	$m	$m	$m
Available-for-sale securities – at fair value
Australian public securities (State Government securities)	17,464	18,342	14,572	17,464	18,342
Australian debt securities	9,071	2,667	615	8,692	2,369
Overseas public securities	2,477	2,427	1,788	5	-
Overseas debt securities	797	801	855	221	219
Australian equity securities	10	106	66	8	106
Overseas equity securities	180	122	169	-	-
	29,999	24,465	18,065	26,390	21,036
Available-for-sale securities – at cost[1]
Unlisted securities	12	7	10	4	3
Total available-for-sale securities	30,011	24,472	18,075	26,394	21,039

1            Investments in certain unlisted securities are measured at cost because the fair value cannot be reliably measured. These investments represent non-controlling interests in companies for which active markets do not exist and quoted prices are not available.

Available-for-sale securities change in fair value resulted in a gain of $57 million for the Group (2012: $139 million gain, 2011: $73 million loss) and a gain of $7 million for the Parent Entity (2012: $69 million gain) being recognised in other comprehensive income.

The following table shows the maturities of the Group’s available-for-sale securities and their weighted-average yield as at 30 September 2013. There are no tax-exempt securities.

	2013
	Within		Over 1 Year		Over 5 Years		Over		No Specific			Weighted
	1 Year		to 5 Years		to 10 Years		10 Years		Maturity		Total	Average
	$m	%	$m	%	$m	%	$m	%	$m	%	$m	%
Carrying amount
Australian public securities	297	2.0	5,693	4.9	10,640	4.9	834	6.1	-	-	17,464	4.9
Australian debt securities	241	3.6	7,026	4.2	1,698	4.0	106	4.3	-	-	9,071	4.1
Overseas public securities	600	2.4	752	3.9	1,125	4.5	-	-	-	-	2,477	3.8
Overseas debt securities	207	2.0	556	3.3	34	6.3	-	-	-	-	797	2.9
Australian equity securities	-	-	-	-	-	-	-	-	10	-	10	-
Overseas equity securities	-	-	-	-	-	-	-	-	180	-	180	-
Unlisted securities at cost	-	-	-	-	-	-	-	-	12	-	12	-
Total by maturity	1,345		14,027		13,497		940		202		30,011

The maturity profile is determined based upon contractual terms for available-for-sale instruments.

2013 WESTPAC GROUP ANNUAL REPORT	161

NOTE 11. LOANS

The following table shows loans disaggregated by type of product. Loans are classified based on the location of the booking office:

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Australia
Overdrafts	2,965	3,171	2,965	3,171
Credit card outstandings	9,560	9,675	9,560	9,675
Overnight and at call money market loans	112	136	112	136
Acceptance of finance	36,191	38,175	36,191	38,175
Term loans:[1]
Housing[2]	298,967	283,703	298,931	283,645
Housing – line of credit	29,565	32,639	29,565	32,639
Total housing	328,532	316,342	328,496	316,284
Non-housing	87,240	84,244	80,469	78,267
Finance leases[1]	4,976	5,997	3,011	3,657
Margin lending[2]	2,041	2,279	2,082	2,337
Other	2,527	2,995	2,527	2,995
Total Australia	474,144	463,014	465,413	454,697
New Zealand
Overdrafts	1,125	1,147	-	-
Credit card outstandings	1,201	1,045	-	-
Overnight and at call money market loans	1,230	1,215	-	3
Term loans:
Housing	33,389	28,685	-	-
Non-housing	18,242	15,784	21	20
Other	398	369	287	285
Total New Zealand	55,585	48,245	308	308
Total other overseas	10,077	7,020	8,892	5,672
Total loans	539,806	518,279	474,613	460,677
Provisions on loans (refer to Note 12)	(3,642)	(3,834)	(2,956)	(3,188)
Total net loans[3]	536,164	514,445	471,657	457,489
Net loans classification[4]
Loans – housing and personal	382,702	365,221	343,407	331,228
Loans – business	153,462	149,224	128,250	126,261
Total net loans[3]	536,164	514,445	471,657	457,489

1            Securitised loans are included in term loans and finance leases. Further detail on securitised assets is disclosed in Note 31.

2            Comparative information for the Parent Entity has been revised to conform to presentation with current year.

3            Included in net loans is $11 billion (2012: $12 billion) of loans designated at fair value to reduce an accounting mismatch. The cumulative change in fair value of the loans attributable to credit risk is a decrease of $98 million (2012: $125 million) for the Group and Parent Entity. The change in fair value of loans attributable to credit risk recognised during the period is $27 million (2012: $8 million) for the Group and Parent Entity.

4            Loans – housing and personal include products of a retail nature including mortgages, personal loans, credit cards and customer overdrafts. Loans – business include corporate funding, working capital, trade and overdraft facilities.

162	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 11. LOANS (CONTINUED)

The following table shows loans presented based on their industry classification:

	Consolidated
	2013	2012	2011	2010	2009
	$m	$m	$m	$m	$m
Australia[1]
Accommodation, cafes and restaurants	7,108	7,106	7,121	7,195	7,174
Agriculture, forestry and fishing	7,304	7,549	7,790	7,797	7,795
Construction	6,049	6,313	6,084	5,968	6,511
Finance and insurance	13,259	13,101	15,925	13,643	19,388
Government, administration and defence	881	930	781	806	563
Manufacturing	9,415	10,663	11,339	10,958	12,287
Mining	2,339	1,836	1,488	1,337	1,883
Property, property services and business services	49,030	47,184	45,559	48,398	54,066
Services[2]	9,715	9,467	8,936	9,408	10,163
Trade[3]	14,619	15,868	16,094	16,240	15,683
Transport and storage	8,868	9,351	6,677	7,351	8,039
Utilities[4]	3,002	3,239	2,581	2,421	2,640
Retail lending	340,139	328,109	316,777	301,150	267,490
Other	2,416	2,298	1,330	1,282	2,389
Total Australia	474,144	463,014	448,482	433,954	416,071
Overseas
Accommodation, cafes and restaurants	585	594	580	570	691
Agriculture, forestry and fishing	6,506	5,345	4,975	4,699	4,903
Construction	1,367	1,220	1,180	1,180	1,242
Finance and insurance	2,960	2,406	1,998	1,886	2,699
Government, administration and defence	639	533	464	474	450
Manufacturing	3,319	3,682	2,925	2,143	2,607
Mining	2,921	640	368	363	291
Property, property services and business services	11,225	9,620	9,659	9,156	9,844
Services[2]	2,651	2,174	2,149	2,026	2,392
Trade[3]	5,014	4,411	4,047	3,289	2,976
Transport and storage	1,528	1,589	1,928	1,800	1,976
Utilities[4]	1,476	1,212	1,010	1,104	1,340
Retail lending	25,363	21,766	20,723	19,574	19,103
Other	108	73	166	148	1,258
Total overseas	65,662	55,265	52,172	48,412	51,772
Total loans	539,806	518,279	500,654	482,366	467,843
Provisions on loans	(3,642)	(3,834)	(4,045)	(4,711)	(4,384)
Total net loans	536,164	514,445	496,609	477,655	463,459

1            To improve presentation, we have revised 2012 comparatives for loans – business booked in Australia to better reflect their industry concentration.

2            Services includes education, health and community services, cultural and recreational services and personal and other services.

3            Trade includes wholesale trade and retail trade.

4            Utilities includes electricity, gas and water and communication services.

2013 WESTPAC GROUP ANNUAL REPORT	163

NOTE 11. LOANS (CONTINUED)

The following table shows the consolidated contractual maturity distribution of all loans by type of customer as at 30 September 2013:

	2013
	Up to 1 Year	1 to 5 Years	Over 5 Years	Total
	$m	$m	$m	$m
Loans by type of customer in Australia
Accommodation, cafes and restaurants	2,720	3,623	765	7,108
Agriculture, forestry and fishing	3,060	3,298	946	7,304
Construction	1,481	3,258	1,310	6,049
Finance and insurance	4,448	5,792	3,019	13,259
Government, administration and defence	109	268	504	881
Manufacturing	3,808	4,674	933	9,415
Mining	399	1,384	556	2,339
Property, property services and business services	17,947	25,302	5,781	49,030
Services[1]	2,496	5,496	1,723	9,715
Trade[2]	5,511	6,980	2,128	14,619
Transport and storage	2,000	5,977	891	8,868
Utilities[3]	881	1,924	197	3,002
Retail lending	19,314	43,277	277,548	340,139
Other	1,428	618	370	2,416
Total Australia	65,602	111,871	296,671	474,144
Total overseas	18,453	12,061	35,148	65,662
Total loans	84,055	123,932	331,819	539,806

1            Services includes education, health and community services, cultural and recreational services and personal and other services.

2            Trade includes wholesale trade and retail trade.

3            Utilities includes electricity, gas and water and communication services.

	Consolidated
	2013			2012
	Loans at	Loans at		Loans at	Loans at
	Variable	Fixed		Variable	Fixed
	Interest	Interest		Interest	Interest
	Rates	Rates	Total	Rates	Rates	Total
	$m	$m	$m	$m	$m	$m
Interest rate segmentation of Group loans maturing after one year
By offices in Australia	332,738	75,804	408,542	330,398	56,176	386,574
By offices overseas	18,079	29,130	47,209	17,568	22,126	39,694
Total loans maturing after one year	350,817	104,934	455,751	347,966	78,302	426,268

164	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 11. LOANS (CONTINUED)

Loans include the following finance receivables:

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Gross investment in finance leases, receivable:
Due within one year	737	747	409	425
Due after one year but not later than five years	4,742	5,692	2,739	3,377
Due after five years	647	797	358	432
Unearned future finance income on finance leases	(948)	(1,034)	(456)	(527)
Net investment in finance leases	5,178	6,202	3,050	3,707
Accumulated allowance for uncollectible minimum lease payments	(21)	(27)	(13)	(26)
Net investment in finance leases after accumulated allowance	5,157	6,175	3,037	3,681
The net investment in finance leases may be analysed as follows:
Due within one year	705	716	395	410
Due after one year but not later than five years	4,026	4,901	2,393	2,966
Due after five years	447	585	262	331
Total net investment in finance leases	5,178	6,202	3,050	3,707

NOTE 12. PROVISIONS FOR IMPAIRMENT CHARGES

	Consolidated			Parent Entity
	2013	2012	2011	2013	2012
	$m	$m	$m	$m	$m
Collectively assessed provisions
Balance as at beginning of the year	2,771	2,953	3,439	2,336	2,536
Transfers[1]	-	-	-	-	(44)
Provisions raised/(released)	290	342	(24)	181	285
Write-offs	(708)	(756)	(739)	(581)	(646)
Interest adjustment	196	229	264	162	195
Exchange rate and other adjustments	36	3	13	9	10
Balance as at end of the year	2,585	2,771	2,953	2,107	2,336
Individually assessed provisions
Balance as at beginning of the year	1,470	1,461	1,622	1,227	1,251
Transfers[1]	-	-	-	-	(31)
Provisions raised	1,112	1,442	1,619	946	1,219
Write-backs	(479)	(468)	(542)	(412)	(416)
Write-offs	(691)	(952)	(1,188)	(571)	(787)
Interest adjustment	(75)	(38)	(11)	(78)	(35)
Exchange rate and other adjustments	27	25	(39)	11	26
Balance as at end of the year	1,364	1,470	1,461	1,123	1,227
Total provisions for impairment charges on loans and credit commitments	3,949	4,241	4,414	3,230	3,563
Less provisions for credit commitments (refer to Note 20)	(307)	(407)	(369)	(274)	(375)
Total provisions for impairment charges on loans	3,642	3,834	4,045	2,956	3,188

1            In 2012, provisions in respect of loans were transferred to Westpac New Zealand Limited as part of a business reorganisation.

	Consolidated			Parent Entity
	2013	2012	2011	2013	2012
	$m	$m	$m	$m	$m
Reconciliation of impairment charges
Individually assessed provisions raised	1,112	1,442	1,619	946	1,219
Write-backs	(479)	(468)	(542)	(412)	(416)
Recoveries	(76)	(104)	(60)	(53)	(87)
Collectively assessed provisions raised/(released)	290	342	(24)	181	285
Impairment charges	847	1,212	993	662	1,001

2013 WESTPAC GROUP ANNUAL REPORT	165

NOTE 12. PROVISIONS FOR IMPAIRMENT CHARGES (CONTINUED)

The following table presents provisions for impairment charges on loans by industry classification for the past five years:

	Consolidated
	2013		2012		2011		2010		2009
	$m	%	$m	%	$m	%	$m	%	$m	%
Individually assessed provisions by industry
Australia
Accommodation, cafes and restaurants	59	1.5	53	1.2	45	1.0	44	0.9	50	1.1
Agriculture, forestry and fishing	80	2.0	46	1.1	28	0.6	27	0.5	43	0.9
Construction	66	1.7	73	1.7	63	1.4	32	0.6	33	0.7
Finance and insurance	24	0.6	38	0.9	58	1.3	60	1.2	74	1.6
Manufacturing	108	2.7	116	2.7	90	2.0	143	2.8	93	2.0
Mining	4	0.1	2	0.1	2	-	31	0.6	46	1.0
Property, property services and business services	428	10.9	518	12.2	559	12.7	595	11.8	409	8.6
Services[1]	48	1.2	121	2.9	96	2.2	51	1.0	49	1.0
Trade[2]	116	2.9	87	2.1	97	2.2	47	0.9	62	1.3
Transport and storage	45	1.1	47	1.1	38	0.9	80	1.6	15	0.3
Utilities[3]	29	0.8	22	0.5	23	0.5	27	0.5	37	0.8
Retail lending	76	1.9	67	1.6	74	1.7	137	2.7	148	3.1
Other	6	0.2	7	0.2	7	0.2	26	0.5	23	0.5
Total Australia	1,089	27.6	1,197	28.3	1,180	26.7	1,300	25.6	1,082	22.9
New Zealand
Accommodation, cafes and restaurants	1	-	5	0.1	2	-	2	-	2	-
Agriculture, forestry and fishing	17	0.4	20	0.5	20	0.5	46	0.9	17	0.4
Construction	6	0.2	2	0.1	4	0.1	2	-	4	0.1
Finance and insurance	9	0.2	9	0.2	3	0.1	1	-	1	-
Manufacturing	6	0.2	16	0.4	29	0.7	10	0.2	14	0.3
Mining	37	0.9	-	-	1	-	-	-	-	-
Property, property services and business services	71	1.8	116	2.7	112	2.5	143	2.9	43	0.9
Services[1]	40	1.0	35	0.8	6	0.1	5	0.1	4	0.1
Trade[2]	2	0.1	3	0.1	7	0.2	13	0.3	6	0.1
Transport and storage	-	-	-	-	-	-	-	-	2	-
Utilities[3]	1	-	-	-	-	-	12	0.2	-	-
Retail lending	17	0.4	14	0.3	27	0.6	36	0.8	31	0.7
Total New Zealand	207	5.2	220	5.2	211	4.8	270	5.4	124	2.6
Other overseas
Accommodation, cafes and restaurants	4	0.1	2	0.1	2	-	1	-	4	0.1
Agriculture, forestry and fishing	3	0.1	2	0.1	-	-	1	-	3	0.1
Construction	2	0.1	7	0.2	-	-	-	-	8	0.2
Finance and insurance	33	0.7	23	0.5	17	0.6	-	-	-	-
Manufacturing	2	0.1	2	-	2	-	-	-	-	-
Property, property services and business services	13	0.2	9	0.2	19	0.4	6	0.1	-	-
Services[1]	3	0.1	2	-	1	-	16	0.3	1	-
Trade[2]	4	0.1	1	-	2	-	-	-	4	0.1
Transport and storage	2	0.1	1	-	17	0.4	19	0.4	2	-
Retail lending	2	0.1	4	0.1	10	0.2	9	0.2	-	-
Total other overseas	68	1.7	53	1.2	70	1.6	52	1.0	22	0.5
Total overseas	275	6.9	273	6.4	281	6.4	322	6.4	146	3.1
Total individually assessed provisions	1,364	34.5	1,470	34.7	1,461	33.1	1,622	32.0	1,228	26.0
Total collectively assessed provisions	2,585	65.5	2,771	65.3	2,953	66.9	3,439	68.0	3,506	74.0
Total provisions for impairment charges and credit commitments	3,949	100.0	4,241	100.0	4,414	100.0	5,061	100.0	4,734	100.0

1            Services includes education, health and community services, cultural and recreational services and personal and other services.

2            Trade includes wholesale trade and retail trade.

3            Utilities includes electricity, gas and water and communication services.

166	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 12. PROVISIONS FOR IMPAIRMENT CHARGES (CONTINUED)

The following table shows details of loan write-offs by industry classifications for the past five years:

	Consolidated
	2013	2012	2011	2010	2009
	$m	$m	$m	$m	$m
Write-offs
Australia
Accommodation, cafes and restaurants	(31)	(24)	(34)	(47)	(5)
Agriculture, forestry and fishing	(30)	(11)	(23)	(9)	(6)
Construction	(46)	(106)	(27)	(68)	(37)
Finance and insurance	(14)	(11)	(5)	(30)	(327)
Manufacturing	(50)	(45)	(134)	(45)	(37)
Mining	(5)	(1)	(15)	(14)	(13)
Property, property services and business services	(340)	(453)	(507)	(272)	(156)
Services[1]	(58)	(41)	(28)	(32)	(107)
Trade[2]	(69)	(53)	(57)	(51)	(115)
Transport and storage	(18)	(37)	(60)	(25)	(13)
Utilities[3]	(2)	(33)	(7)	(4)	(101)
Retail lending	(545)	(597)	(661)	(566)	(611)
Other	(9)	(11)	(21)	(39)	(22)
Total Australia	(1,217)	(1,423)	(1,579)	(1,202)	(1,550)
New Zealand
Accommodation, cafes and restaurants	(1)	(2)	(3)	(2)	(1)
Agriculture, forestry and fishing	(7)	(23)	(59)	(4)	-
Construction	(4)	(9)	(24)	(4)	(27)
Finance and insurance	(13)	(2)	(1)	(1)	(3)
Manufacturing	(3)	(17)	(12)	(15)	(70)
Mining	-	(1)	-	-	-
Property, property services and business services	(94)	(105)	(126)	(29)	(146)
Services[1]	(5)	(5)	(4)	(4)	(3)
Trade[2]	(4)	(3)	(15)	(3)	(10)
Transport and storage	(1)	(1)	-	(2)	-
Utilities[3]	-	-	(13)	-	-
Retail lending	(46)	(59)	(84)	(79)	(88)
Other	-	(1)	(1)	(3)	(2)
Total New Zealand	(178)	(228)	(342)	(146)	(350)
Other overseas
Accommodation, cafes and restaurants	(1)	(3)	-	-	(3)
Agriculture, forestry and fishing	-	(1)	-	-	(2)
Construction	-	(3)	-	-	(5)
Finance and insurance	-	(12)	-	-	-
Manufacturing	(2)	(1)	(3)	-	-
Property, property services and business services	-	(7)	(1)	(3)	(3)
Services[1]	(1)	(2)	-	-	(6)
Trade[2]	-	(2)	-	-	(3)
Transport and storage	-	(19)	-	-	(1)
Retail lending	-	(7)	-	-	-
Other	-	-	(2)	-	-
Total other overseas	(4)	(57)	(6)	(3)	(23)
Total write-offs	(1,399)	(1,708)	(1,927)	(1,351)	(1,923)
Write-offs in relation to:
Collectively assessed provisions	(708)	(756)	(739)	(667)	(632)
Individually assessed provisions	(691)	(952)	(1,188)	(684)	(1,291)
Total write-offs	(1,399)	(1,708)	(1,927)	(1,351)	(1,923)

1            Services includes education, health and community services, cultural and recreational services and personal and other services.

2            Trade includes wholesale trade and retail trade.

3            Utilities includes electricity, gas and water and communication services.

2013 WESTPAC GROUP ANNUAL REPORT	167

NOTE 12. PROVISIONS FOR IMPAIRMENT CHARGES (CONTINUED)

The following table shows details of recoveries of loans by industry classifications for the past five years:

	Consolidated
	2013	2012	2011	2010	2009
	$m	$m	$m	$m	$m
Recoveries
Australia
Accommodation, cafes and restaurants	1	-	-	1	-
Agriculture, forestry and fishing	1	-	-	-	-
Construction	1	1	-	2	-
Finance and insurance	3	2	-	-	-
Manufacturing	8	5	-	2	-
Property, property services and business services	11	23	9	3	-
Services[1]	-	1	-	1	-
Trade[2]	1	1	-	1	-
Transport and storage	1	1	-	1	-
Utilities[3]	-	-	-	-	2
Retail lending	41	61	46	31	37
Other	-	1	-	2	2
Total Australia	68	96	55	44	41
Total New Zealand	8	8	5	4	-
Total other overseas	-	-	-	3	8
Total recoveries	76	104	60	51	49
Total write-offs	(1,399)	(1,708)	(1,927)	(1,351)	(1,923)
Net write-offs and recoveries	(1,323)	(1,604)	(1,867)	(1,300)	(1,874)

1            Services includes education, health and community services, cultural and recreational services and personal and other services.

2            Trade includes wholesale trade and retail trade.

3            Utilities includes electricity, gas and water and communication services.

168	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 13. PROPERTY, PLANT AND EQUIPMENT

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Premises and sites
Cost	320	364	208	252
Accumulated depreciation	(138)	(141)	(51)	(53)
Net carrying amount	182	223	157	199
Leasehold improvements
Cost	1,138	980	886	770
Accumulated amortisation	(586)	(463)	(456)	(357)
Net carrying amount	552	517	430	413
Furniture and equipment
Cost	737	698	521	503
Accumulated depreciation	(563)	(516)	(379)	(348)
Net carrying amount	174	182	142	155
Technology
Cost	569	574	301	307
Accumulated depreciation	(303)	(359)	(59)	(114)
Net carrying amount	266	215	242	193
Total property, plant and equipment	1,174	1,137	971	960

2013 WESTPAC GROUP ANNUAL REPORT	169

NOTE 13. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Reconciliations of the carrying amount for each class of property, plant and equipment are set out below:

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Premises and sites
Balance as at beginning of the year	223	198	199	173
Additions	4	2	2	2
Disposals	(1)	(1)	(1)	(1)
Depreciation	(13)	(14)	(12)	(13)
Exchange rate adjustments	-	-	1	-
Other[1]	(31)	38	(32)	38
Balance as at end of the year	182	223	157	199
Leasehold improvements
Balance as at beginning of the year	517	563	413	471
Additions	103	101	78	76
Disposals	(2)	(4)	(1)	(4)
Amortisation	(108)	(106)	(94)	(92)
Exchange rate adjustments	9	1	1	-
Other[1]	33	(38)	33	(38)
Balance as at end of the year	552	517	430	413
Furniture and equipment
Balance as at beginning of the year	182	169	155	140
Additions	53	76	41	70
Disposals	(1)	(1)	(1)	(1)
Depreciation	(62)	(62)	(54)	(54)
Exchange rate adjustments	2	-	1	-
Balance as at end of the year	174	182	142	155
Technology
Balance as at beginning of the year	215	228	193	198
Additions	144	73	130	65
Disposals	(2)	(1)	(2)	(1)
Depreciation	(90)	(85)	(78)	(71)
Impairments	(4)	-	(4)	-
Exchange rate adjustments	1	(1)	1	(1)
Other	2	1	2	3
Balance as at end of the year	266	215	242	193

1            During the current financial year, assets were reclassified from premises and sites to leasehold improvements. During the previous financial year, assets were reclassified from leasehold improvements to premises and sites.

170	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 14. DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

Deferred tax assets

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
The balance comprises temporary differences attributable to:
Amounts recognised in income statements
Provisions for impairment charges on loans	1,064	1,126	860	934
Provision for employee benefits	312	297	267	249
Treasury/financial market products	150	87	145	64
Property, plant and equipment	217	227	205	222
Provision for litigation and non-lending losses	8	91	7	89
Provision for credit commitments	79	111	79	111
Provision for restructuring	16	34	16	34
Provision for lease liabilities	31	29	26	26
Other provisions	50	44	44	41
Other liabilities	572	780	560	767
Life insurance policy liabilities	-	36	-	-
Tax losses recognised	-	1	-	-
Change in tax rate (refer to Note 5)	-	(1)	-	(1)
	2,499	2,862	2,209	2,536
Amounts recognised directly in other comprehensive income
Available-for-sale securities	(4)	(18)	13	(2)
Retirement benefit deficit	107	190	107	190
Other equity items	-	4	-	4
	103	176	120	192
Set-off of deferred tax liabilities pursuant to set-off provisions[1]	(811)	(862)	(683)	(696)
Net deferred tax assets	1,791	2,176	1,646	2,032
Net deferred tax assets to be recovered within 12 months	525	673	484	639
Net deferred tax assets to be recovered after more than 12 months	1,266	1,503	1,162	1,393
Movement
Opening balance as at beginning of the year	2,176	2,651	2,032	2,456
Credited to income statements	499	407	369	302
Recognised in other comprehensive income	(73)	(20)	(72)	(30)
Set-off of deferred tax liabilities pursuant to set-off provisions[1]	(811)	(862)	(683)	(696)
Closing balance as at end of the year	1,791	2,176	1,646	2,032

1            Deferred tax assets and liabilities are set-off where they relate to income tax levied by the same taxation authority on either the same taxable entity or different taxable entities within the same taxable group.

2013 WESTPAC GROUP ANNUAL REPORT	171

NOTE 14. DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (CONTINUED)

Unrecognised deferred tax assets

Deferred tax assets have not been recognised in respect of the following items:

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Tax losses on revenue account	81	78	76	74

The deferred tax assets related to losses will only be recognised if:

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

Deferred tax liabilities

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
The balance comprises temporary differences attributable to:
Amounts recognised in income statements
Treasury/financial market products	100	32	121	39
Finance lease transactions	117	166	20	33
Property, plant and equipment	166	111	168	109
Life insurance assets	19	5	-	-
Other assets	315	378	265	308
	717	692	574	489
Amounts recognised directly in other comprehensive income
Cash flow hedges	116	203	109	207
	116	203	109	207
Set-off of deferred tax assets pursuant to set-off provisions[1]	(811)	(862)	(683)	(696)
Net deferred tax liabilities	22	33	-	-
Net deferred tax liabilities to be recovered within 12 months	10	15	-	-
Net deferred tax liabilities to be recovered after more than 12 months	12	18	-	-
Movements
Opening balance as at beginning of the year	33	11	-	1
Charged to income statements	887	724	781	554
Recognised in other comprehensive income	(87)	160	(98)	141
Set-off of deferred tax assets pursuant to set-off provisions[1]	(811)	(862)	(683)	(696)
Closing balance as at end of the year	22	33	-	-

1            Deferred tax assets and liabilities are set-off where they relate to the same taxation authority on either the same taxable entity or different entities within the same taxable group.

Deferred tax liabilities relating to aggregate temporary differences of $35 million (2012: $29 million) associated with investments in subsidiaries have not been recognised because the Parent Entity controls whether the liability will be incurred and it is satisfied that the liability will not be incurred in the foreseeable future.

172	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 15. GOODWILL AND OTHER INTANGIBLE ASSETS

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Goodwill
Balance as at beginning of the year	8,797	8,582	6,653	6,653
Additions through business combination[1]	-	214	-	-
Exchange rate and other adjustments	71	1	-	-
Balance as at end of the year	8,868	8,797	6,653	6,653
Computer software
Balance as at beginning of the year	1,551	1,303	1,351	1,135
Additions	738	603	643	511
Impairment	(15)	(23)	(15)	(23)
Amortisation	(388)	(329)	(321)	(268)
Exchange rate adjustments	14	(2)	1	-
Other	(3)	(1)	16	(4)
Balance as at end of the year	1,897	1,551	1,675	1,351
Cost	3,033	2,382	2,168	1,617
Accumulated amortisation	(1,136)	(831)	(493)	(266)
Carrying amount	1,897	1,551	1,675	1,351
Brand names
Balance as at beginning of the year	670	670	636	636
Balance as at end of the year	670	670	636	636
Carrying amount	670	670	636	636
Core deposit intangibles
Balance as at beginning of the year	851	1,016	851	1,016
Amortisation	(166)	(165)	(166)	(165)
Balance as at end of the year	685	851	685	851
Cost	1,494	1,494	1,279	1,279
Accumulated amortisation	(809)	(643)	(594)	(428)
Carrying amount	685	851	685	851
Other intangible assets
Balance as at beginning of the year	265	208	118	160
Additions through business combination[1]	-	120	-	-
Impairment	(3)	(5)	-	-
Amortisation	(52)	(55)	(42)	(42)
Exchange rate and other adjustments	11	(3)	-	-
Balance as at end of the year	221	265	76	118
Cost	557	544	226	226
Accumulated amortisation	(336)	(279)	(150)	(108)
Carrying amount	221	265	76	118
Total goodwill and other intangible assets	12,341	12,134	9,725	9,609

1            Attributable to the acquisition of J O Hambro Capital Management Limited.

2013 WESTPAC GROUP ANNUAL REPORT	173

NOTE 15. GOODWILL AND OTHER INTANGIBLE ASSETS (CONTINUED)

Goodwill has been allocated to the following Cash Generating Units (CGUs):

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Westpac Retail & Business Banking	980	980	980	980
St.George Banking Group	4,464	4,464	4,351	4,351
Westpac Institutional Bank[1]	487	543	487	487
BT Financial Group (Australia)	2,103	2,103	835	835
Hambro	232	208	-	-
New Zealand Retail Banking	457	411	-	-
BT New Zealand	12	11	-	-
Hastings[1]	120	64	-	-
Bank of Tonga	13	13	-	-
Total goodwill	8,868	8,797	6,653	6,653

1            During the financial year, $56 million of goodwill has been reallocated from the Westpac Institutional Bank CGU to the Hastings CGU.

Impairment tests for goodwill

To assess whether goodwill is impaired, the carrying amount of each CGU is compared to their recoverable amount determined on a value in use basis.

Key assumptions used in recoverable amount calculations

The recoverable amount of each significant CGU is determined based on the Group’s projections of future pre-tax cash flows discounted by the Group’s after tax return on equity rate of 11.0% (2012: 11.0%), adjusted to a pre-tax rate of 15.7% for Australia, 15.3% for New Zealand and 14.5% for the United Kingdom (2012: 15.7% for Australia, 15.3% for New Zealand, 14.5% for the United Kingdom). All future cash flows are based on approved two year forecasts (2012: two years). All cash flows beyond the two year period have an assumed growth rate of zero for all significant CGUs for the purpose of goodwill impairment testing. The strategic business plan assumes certain economic conditions and business performance, which are considered appropriate as they are consistent with observable historical information and current market expectations of the future. The forecasts applied by management are not reliant on any one particular assumption and no impairment would arise in significant CGUs even if zero growth is achieved over the two year forecast period.

Sensitivity to changes in assumptions

Management consider alternative key assumptions including, for example, increasing the discount rate by 1% or reducing future cash flows by 10%. Under these scenarios the recoverable amount of each significant CGU would continue to exceed its carrying value. This is illustrated in the table below:

	Excess of Recoverable Amount over the Carrying Value
			Increase		Decrease
	Base Case		Discount Rate by 1%		Cash Flows by 10%
	2013	2012	2013	2012	2013	2012
	$m	$m	$m	$m	$m	$m
Westpac Retail & Business Banking	8,494	6,141	6,918	4,760	6,289	4,208
St.George Banking Group	2,911	2,001	1,931	1,135	1,541	793
BT Financial Group (Australia)	2,977	2,159	2,411	1,607	2,189	1,390

174	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 16. OTHER ASSETS

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Accrued interest receivable	1,194	1,278	1,018	1,108
Securities sold not delivered	1,416	1,841	1,383	1,841
Deferred expenditure	24	17	1	2
Deferred acquisition costs	126	143	-	1
Trade debtors	533	534	205	176
Prepayments	135	96	116	79
Accrued fees and commissions	164	323	66	106
Other	968	729	908	575
Total other assets	4,560	4,961	3,697	3,888

NOTE 17. PAYABLES DUE TO OTHER FINANCIAL INSTITUTIONS

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Cash collateral	1,285	1,356	1,285	1,354
Offshore central bank deposits	2,936	1,595	2,936	1,595
Interbank borrowing	4,615	4,564	4,517	4,492
Securities sold under agreements to repurchase	-	49	-	49
Total payables due to other financial institutions	8,836	7,564	8,738	7,490

2013 WESTPAC GROUP ANNUAL REPORT	175

NOTE 18. DEPOSITS AND OTHER BORROWINGS

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Australia
Certificates of deposit
At fair value	29,163	32,786	29,163	33,234
At amortised cost	123	119	123	119
Total certificates of deposit	29,286	32,905	29,286	33,353
At call and term deposits
Non-interest bearing, repayable at call	20,464	16,659	20,464	16,659
Other interest bearing:
At call	175,102	147,038	175,106	147,042
Term	132,028	139,351	132,028	139,351
Total at call and term deposits	327,594	303,048	327,598	303,052
Total Australia	356,880	335,953	356,884	336,405
New Zealand
Certificates of deposit
At fair value	1,362	1,134	-	-
Total certificates of deposit	1,362	1,134	-	-
At call and term deposits
Non-interest bearing, repayable at call	2,905	2,368	-	-
Other interest bearing:
At call	16,419	12,702	-	-
Term	22,104	18,392	-	-
Total at call and term deposits	41,428	33,462	-	-
Total New Zealand	42,790	34,596	-	-
Other overseas
Certificates of deposit
At fair value	11,111	13,081	11,111	13,081
At amortised cost	91	149	91	149
Total certificates of deposit	11,202	13,230	11,202	13,230
At call and term deposits
Non-interest bearing, repayable at call	766	732	294	232
Other interest bearing:
At call	1,914	1,982	1,437	1,518
Term	10,930	8,498	10,391	7,944
Total at call and term deposits	13,610	11,212	12,122	9,694
Total other overseas	24,812	24,442	23,324	22,924
Total deposits and other borrowings	424,482	394,991	380,208	359,329
Deposits and other borrowings at fair value	42,015	47,086	40,653	46,400
Deposits and other borrowings at amortised cost	382,467	347,905	339,555	312,929
Total deposits and other borrowings	424,482	394,991	380,208	359,329

176	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 18. DEPOSITS AND OTHER BORROWINGS (CONTINUED)

The following table shows average balances and average rates in each of the past three years for major categories of deposits:

	Consolidated
	2013		2012		2011
	Average	Average	Average	Average	Average	Average
	Balance	Rate	Balance	Rate	Balance	Rate
	$m	%	$m	%	$m	%
Australia
Non-interest bearing	18,399		15,101		13,134
Certificates of deposit	29,352	3.1%	34,401	4.4%	38,161	4.7%
Other interest bearing at call	162,748	3.1%	143,130	3.8%	141,719	4.3%
Other interest bearing term	133,534	3.9%	124,881	5.1%	99,994	5.5%
Total Australia	344,033		317,513		293,008
Overseas
Non-interest bearing	3,345		2,875		2,515
Certificates of deposit	15,259	0.6%	18,478	0.6%	19,840	0.6%
Other interest bearing at call	16,483	2.9%	14,260	2.7%	12,600	2.9%
Other interest bearing term	29,300	2.9%	24,953	3.2%	22,066	3.9%
Total overseas	64,387		60,566		57,021

Certificates of deposit and term deposits

All certificates of deposit issued by foreign offices were greater than US$100,000.

The maturity profile of certificates of deposit and term deposits greater than US$100,000 issued by Australian operations is set out below:

	Consolidated 2013
		Between	Between
	Less Than	3 and	6 Months	Over
	3 Months	6 Months	and 1 Year	1 Year	Total
	$m	$m	$m	$m	$m
Certificates of deposit greater than US$100,000	19,823	9,306	34	123	29,286
Term deposits greater than US$100,000	59,138	24,790	15,574	6,889	106,391

NOTE 19. FINANCIAL LIABILITIES AT FAIR VALUE THROUGH INCOME STATEMENT1

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Securities sold under agreements to repurchase[2]	7,967	6,776	7,967	6,776
Securities sold short	2,335	3,187	2,335	3,187
Total trading liabilities	10,302	9,963	10,302	9,963
Other financial liabilities at fair value	-	1	-	1
Total financial liabilities at fair value through income statement	10,302	9,964	10,302	9,964

1            Deposits and other borrowings at fair value are disclosed in Note 18 and debt issues at fair value are disclosed in Note 22.

2            Securities sold under agreements to repurchase are not derecognised from the balance sheet, as set out in Note 1(i)(vii). The carrying value of securities pledged under repurchase agreements for the Group and the Parent Entity is $8,101 million (2012: $6,902 million).

The amount that would be contractually required to be paid at maturity to the holders of other financial liabilities at fair value for the Group and the Parent Entity is nil (2012: $1 million).

2013 WESTPAC GROUP ANNUAL REPORT	177

NOTE 20. PROVISIONS

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Long service leave	340	334	311	308
Annual leave and other employee benefits	802	740	687	638
Litigation and non-lending losses	28	306	24	297
Provision for impairment on credit commitments (refer to Note 12)	307	407	274	375
Leasehold premises	46	34	46	34
Restructuring provisions	53	114	53	112
Total provisions	1,576	1,935	1,395	1,764

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

Restructuring provisions

Provisions are recognised for restructuring activities where there is a demonstrable commitment and a detailed plan such that there is little or no discretion to avoid payments to other parties. The majority of restructuring provisions are expected to be used within 12 months after 30 September 2013.

		Annual Leave	Litigation	Provision for
	Long	and Other	and Non-	Impairment
	Service	Employee	Lending	on Credit	Leasehold	Restructuring
	Leave	Benefits	Losses	Commitments	Premises	Provisions	Total
	$m	$m	$m	$m	$m	$m	$m
Consolidated
Balance as at beginning of the year	334	740	306	407	34	114	1,935
Additions	57	959	17	-	16	15	1,064
Utilised	(31)	(893)	(285)	-	(4)	(71)	(1,284)
Unutilised reversed	(21)	(4)	(10)	-	-	(5)	(40)
Exchange differences	1	-	-	-	-	-	1
Increase on unwinding of discount	-	-	-	10	-	-	10
Other	-	-	-	(110)	-	-	(110)
Balance as at end of the year	340	802	28	307	46	53	1,576
Parent Entity
Balance as at beginning of the year	308	638	297	375	34	112	1,764
Additions	49	856	11	-	16	12	944
Utilised	(28)	(803)	(276)	-	(4)	(66)	(1,177)
Unutilised reversed	(18)	(4)	(8)	-	-	(5)	(35)
Increase on unwinding of discount	-	-	-	9	-	-	9
Other	-	-	-	(110)	-	-	(110)
Balance as at end of the year	311	687	24	274	46	53	1,395

178	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 21. OTHER LIABILITIES

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Unearned general insurance premiums	347	370	-	-
Outstanding general insurance claims	234	248	-	-
Defined benefit deficit[1]	306	632	278	570
Accrued interest payable	2,970	3,346	2,657	3,035
Credit card loyalty program	328	317	-	-
Securities purchased not delivered	1,714	1,884	1,714	1,884
Trade creditors and other accrued expenses	1,019	917	776	702
Other	2,199	1,996	2,015	1,749
Total other liabilities	9,117	9,710	7,440	7,940

1            Refer to Note 35 for more details.

NOTE 22. DEBT ISSUES

Presented below are the Group and Parent Entity’s debt issues at 30 September 2013 and 2012. The distinction between short-term and long-term debt is based on the maturity of the underlying security at origination.

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Debt issues
Short-term debt:
Own issuances	29,350	27,058	26,842	23,805
Customer conduits[1]	1,772	2,543	-	-
Acceptances[2]	102	266	102	266
Total short-term debt	31,224	29,867	26,944	24,071
Long-term debt:
Covered bonds	18,140	11,951	16,229	10,392
Senior	83,860	95,506	78,382	90,236
Securitisation	10,372	10,079	-	-
Convertible notes	30	25	-	-
Structured notes	507	419	-	-
Total long-term debt	112,909	117,980	94,611	100,628
Total debt issues	144,133	147,847	121,555	124,699
Debt issues at fair value[3]	14,140	31,269	11,151	27,601
Debt issues at amortised cost	129,993	116,578	110,404	97,098
Total debt issues	144,133	147,847	121,555	124,699

1            Further information on customer conduits is disclosed in Note 31.

2            Acceptances were previously presented as a separate item on the face of the balance sheet.

3            The amount that would be contractually required to be paid at maturity to the holders of the financial liabilities designated at fair value through profit or loss for the Group is $14,400 million (2012: $31,312 million) and for the Parent Entity is $11,422 million (2012: $27,629 million). Included in the carrying value of debt issues at fair value is a decrease for change in own credit spreads of $44 million (2012: nil) for the Group and Parent Entity.

2013 WESTPAC GROUP ANNUAL REPORT	179

NOTE 22. DEBT ISSUES (CONTINUED)

	Consolidated
	2013	2012
	$m	$m
Short-term debt
US commercial paper	28,867	25,320
Euro commercial paper (by currency):
AUD	-	18
CAD	-	12
EUR	29	-
GBP	358	1,164
USD	54	506
Total euro commercial paper	441	1,700
Asset backed commercial paper (by currency):
AUD	1,048	1,733
USD	724	810
Total asset backed commercial paper	1,772	2,543
NZD promissory notes	42	38
Acceptances[1]	102	266
Total short-term debt	31,224	29,867
Long-term debt (by currency):
AUD	36,099	39,003
CAD	723	708
CHF	2,048	1,969
EUR	15,876	14,019
GBP	3,609	2,676
HKD	751	808
JPY	11,619	14,719
NOK	560	531
NZD	3,353	2,256
SGD	166	309
USD	38,105	40,938
ZAR	-	44
Total long-term debt	112,909	117,980

1            Acceptances were previously presented as a separate item on the face of the balance sheet.

	Consolidated
(in $millions unless otherwise stated)	2013	2012	2011
Short-term borrowings
US commercial paper
Maximum amount outstanding at any month end	35,727	43,842	42,280
Approximate average amount outstanding	30,158	35,969	37,991
Approximate weighted average interest rate on:
Average amount outstanding	0.4%	0.5%	0.4%
Outstanding as at end of the year	0.4%	0.7%	0.4%

180	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 23. LOAN CAPITAL

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Loan capital
Subordinated bonds	4,886	5,521	4,886	5,521
Subordinated perpetual notes	378	337	378	337
Convertible debentures and Trust preferred securities	616	568	616	568
Stapled preferred securities	906	1,936	906	1,936
Convertible preference shares	1,177	1,175	1,177	1,175
Capital notes	1,367	-	1,367	-
Total loan capital	9,330	9,537	9,330	9,537

Details of loan capital are as follows:

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Basel III transitional subordinated bonds[1]
USD 75 million subordinated bonds due 2015	88	81	88	81
USD 400 million subordinated bonds due 2015	450	389	450	389
AUD 160 million subordinated bonds due 2018[2]	-	158	-	158
AUD 500 million subordinated bonds due 2018[2]	-	500	-	500
USD 350 million subordinated bonds due 2018	421	394	421	394
GBP 200 million subordinated bonds due 2018[3]	-	318	-	318
AUD 625 million subordinated bonds due 2018[4]	-	627	-	627
AUD 125 million subordinated bonds due 2018[4]	-	125	-	125
AUD 500 million subordinated bonds due 2022	499	499	499	499
AUD 1,676 million subordinated bonds due 2022	1,664	1,661	1,664	1,661
USD 800 million subordinated bonds due 2023	848	769	848	769

Basel III fully compliant subordinated bonds[5]
AUD 925 million subordinated bonds due 2025[6]	916	-	916	-
Total subordinated bonds	4,886	5,521	4,886	5,521

1          Qualify for transitional treatment as Tier 2 capital of Westpac under APRA’s Basel III capital adequacy framework.

2          These bonds were redeemed on 9 April 2013.

3          These bonds were redeemed on 29 April 2013.

4          These bonds were redeemed on 9 May 2013.

5          Qualify as Tier 2 capital of Westpac under APRA’s Basel III capital adequacy framework.

6          Westpac may be required to convert some or all subordinated bonds into a variable number of Westpac ordinary shares upon the occurrence of a non-viability trigger event. A non-viability trigger event will occur if APRA determines Westpac is, or would become, non-viable. For each subordinated bond, holders will receive a number of Westpac ordinary shares calculated using the formula described in the terms and conditions of the subordinated bonds, but subject to a maximum conversion number which is 16.1551 Westpac ordinary shares. The maximum conversion number is set using a Westpac ordinary share price which is broadly equivalent to 20% of the Westpac ordinary share price at the time of issue of the subordinated bonds. The price at which Westpac ordinary shares will be issued is based on the Westpac ordinary share price determined over the five business day period prior the non-viability trigger event and includes a 1% discount.
If Westpac is unable to convert the Basel III fully compliant subordinated bonds for any reason, holder’s rights in relation to the bonds will be terminated.

2013 WESTPAC GROUP ANNUAL REPORT	181

NOTE 23. LOAN CAPITAL (CONTINUED)

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Subordinated perpetual notes
US$352.1million (2012: US$352.1 million) subordinated perpetual floating rate notes	378	337	378	337

Convertible debentures and Trust preferred securities
Convertible debentures issued on 5 April 2004 US$525,000,000	-	-	616	568
525,000 2004 TPS of US$1,000 each	616	568	-	-
Total convertible debentures and Trust preferred securities	616	568	616	568

Stapled preferred securities
10,362,670 Westpac SPS of A$100 each	-	1,033	-	1,033
9,083,278 Westpac SPS II of A$100 each	906	903	906	903
Total stapled preferred securities	906	1,936	906	1,936

Convertible preference shares
11,893,605 Westpac CPS of A$100 each	1,177	1,175	1,177	1,175

Convertible notes
13,835,690 Westpac CN of A$100 each	1,367	-	1,367	-

Subordinated perpetual notes

These notes have no final maturity but may, subject to the approval of APRA and subject to certain other conditions, be redeemed at par at the option of Westpac. Interest is cumulative and is payable on the notes semi-annually, subject to Westpac being solvent immediately after making the payment and having paid any dividend on any class of share capital of Westpac within the prior 12 month period. The notes qualify for transitional treatment as Tier 2 capital of Westpac under APRA’s Basel III capital adequacy framework.

The rights of the noteholders and coupon holders are subordinated to the claims of all creditors (including depositors) of Westpac other than those creditors whose claims against Westpac are expressed to rank equally with or after the claims of the noteholders and coupon holders.

Convertible debentures and 2004 TPS

A wholly owned entity Westpac Capital Trust IV (Capital Trust IV) issued 525,000 2004 TPS in the United States of America at US$1,000 each on 5 April 2004, with non-cumulative semi-annual distributions (31 March and 30 September) in arrears at the annual rate of 5.256% up to but excluding 31 March 2016. From, and including 31 March 2016 the 2004 TPS will pay non-cumulative quarterly distributions (30 June, 30 September, 31 December and 31 March) in arrears at a floating rate equal to the London InterBank Offer Rate (LIBOR) plus 1.7675% per year. Capital Trust IV has also issued common securities with a total price of US$1,000 to Westpac Capital Holdings Inc. 2004 TPS qualify for transitional treatment as Additional Tier 1 capital of Westpac under APRA’s Basel III capital adequacy framework.

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

182	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 23. LOAN CAPITAL (CONTINUED)

Conversion

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

The holders of the ADRs will, in certain circumstances, have the right to convert their Westpac preference shares represented by ADRs into a variable number of Westpac ordinary shares on 31 March 2054 by giving notice to Westpac. For each preference share converted, holders will receive a number of Westpac ordinary shares calculated using the formula described in the 2004 TPS terms. The price at which Westpac ordinary shares will be issued is based on the Westpac ordinary share price determined over the 20 trading day period prior to the optional conversion date and includes a 5% discount.

Redemption

With the prior written consent of APRA, if required, Westpac may elect to redeem the convertible debentures for cash before 31 March 2016 in whole upon the occurrence of certain specific events, and in whole or in part on 31 March 2016 or any distribution date thereafter. The proceeds received by Funding Trust IV from the redemption of the convertible debentures must be used to redeem the 2004 Funding TPS and ultimately the 2004 TPS. The redemption price of the 2004 TPS will equal US$1,000 per 2004 TPS plus the accrued and unpaid distribution for the then current semi-annual or quarterly period to the date of redemption or, if the date of redemption is a distribution date, the accrued and unpaid distribution for the most recent semi-annual or quarterly period.

The holders of the convertible debentures, 2004 Funding TPS and 2004 TPS do not have an option to require redemption of these instruments.

Westpac SPS

Westpac issued 10,362,670 Westpac SPS at a face value of $100 each on 30 July 2008. Westpac SPS were stapled securities, each consisting of a perpetual, unsecured, non-cumulative subordinated note issued by Westpac’s New York branch stapled to a preference share issued by Westpac.

On 19 August 2013, $332 million of Westpac SPS were bought back on-market and subsequently cancelled. All remaining Westpac SPS were transferred to a nominated party on 26 September 2013 and subsequently converted into Westpac ordinary shares or redeemed.

Westpac SPS II

Westpac issued 9,083,278 Westpac SPS II at a face value of $100 each on 31 March 2009. Westpac SPS II are stapled securities, each consisting of a perpetual, unsecured, non-cumulative subordinated note issued by Westpac’s New York branch stapled to a preference share issued by Westpac. Westpac SPS II qualify for transitional treatment as Additional Tier 1 capital of Westpac under APRA’s Basel III capital adequacy framework.

Westpac SPS II are expected to pay non-cumulative, floating rate quarterly distributions (30 September, 31 December, 31 March and 30 June) which are expected to be fully franked. The distribution rate on Westpac SPS II is calculated as the Australian 90-day bank bill rate plus the margin of 3.80% per annum, together multiplied by one minus the Australian corporate tax rate (30% during the year ended 30 September 2013). Westpac SPS II distributions are subject to a distribution payment test and distributions will not be paid if the Westpac directors determine not to pay a distribution, the distribution payment exceeds the distributable profits of Westpac (unless APRA otherwise gives its prior written approval), or APRA objects to the payment of the distribution.

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

Westpac SPS II rank for payment in a winding up of Westpac ahead of ordinary shares and equally with equal ranking capital securities but are subordinated to claims of Westpac deposit holders and other senior creditors. Holders of Westpac SPS II are entitled to vote at a general meeting of Westpac in limited circumstances only.

2013 WESTPAC GROUP ANNUAL REPORT	183

NOTE 23. LOAN CAPITAL (CONTINUED)

Scheduled conversion, transfer, redemption

On 30 September 2014, the initial mandatory conversion date of Westpac SPS II, it is expected that the Westpac SPS II will either be converted into a variable number of Westpac ordinary shares, provided certain conversion conditions are satisfied, or transferred to a nominated party at the election of Westpac for cash equal to their face value. If Westpac SPS II are not converted, transferred or redeemed on the initial mandatory conversion date, they will remain on issue and may either be converted, transferred or redeemed at the next distribution payment date, subject to satisfaction of the conversion conditions. For each Westpac SPS II that is converted, holders will receive a number of Westpac ordinary shares calculated using the formula described in the Westpac SPS II terms. The price at which Westpac ordinary shares will be issued is based on the Westpac ordinary share price determined over the 20 business day period prior to the mandatory conversion date and includes a 1% discount.

If the conversion conditions are not satisfied on a mandatory conversion date, Westpac SPS II may in certain circumstances be redeemed for their face value subject to APRA approval.

Early conversion, transfer, redemption

Following an acquisition event, if Westpac has not otherwise elected to convert or redeem, the Westpac SPS II will automatically convert as described above, providing the conversion conditions are satisfied.

In certain other limited circumstances, such as for tax or regulatory reasons, Westpac SPS II may be converted as described above, transferred or redeemed at Westpac’s election prior to the initial mandatory conversion date.

Westpac CPS

Westpac issued 11,893,605 Westpac Convertible Preference Shares (Westpac CPS) at a face value of $100 each on 23 March 2012. Westpac CPS are fully paid, perpetual, non-cumulative, convertible, unguaranteed and unsecured preference shares which rank in priority to ordinary shares. Westpac CPS qualify for transitional treatment as Additional Tier 1 capital of Westpac under APRA’s Basel III capital adequacy framework.

Westpac CPS are expected to pay preferred, non-cumulative, floating rate semi-annual dividends (30 September and 31 March) which are expected to be fully franked. The dividend rate is calculated as the Australian 180-day bank bill rate per annum plus the margin of 3.25% per annum, together multiplied by one minus the Australian corporate tax rate (30% during the year ended 30 September 2013). Westpac CPS dividends are discretionary and only payable subject to a dividend payment test, being that dividends will not be paid if the Westpac directors determine not to pay a dividend, the dividend payment exceeds the distributable profits of Westpac (unless APRA otherwise gives its prior written approval), or APRA objects to the payment of the dividend.

Westpac CPS rank for payment in a winding up of Westpac ahead of ordinary shares and equally with equal ranking capital securities but are subordinated to claims of Westpac deposit holders and other senior creditors. Holders of Westpac CPS are entitled to vote at a general meeting of Westpac in limited circumstances only.

Scheduled conversion

On the scheduled conversion date, it is expected that the Westpac CPS will either be converted into a variable number of Westpac ordinary shares provided certain conversion conditions are satisfied, or transferred to a nominated party at the election of Westpac for cash equal to their face value. The scheduled conversion date will be the earlier of 31 March 2020 and the first dividend payment date after 31 March 2020 on which the conversion conditions are satisfied. For each Westpac CPS converted, holders will receive a number of Westpac ordinary shares calculated using the formula described in the Westpac CPS terms. The price at which Westpac ordinary shares will be issued is based on the Westpac ordinary share price determined over the 20 business day period prior to the scheduled conversion date and includes a 1% discount. If Westpac CPS are not converted or transferred on the initial scheduled conversion date, they will remain on issue and may either be converted or transferred on the next dividend payment date, providing the conversion conditions are satisfied.

Early conversion

The Westpac CPS will be converted earlier upon a capital trigger event. A capital trigger event will occur when Westpac’s Common Equity Tier 1 Capital ratio is equal to or less than 5.125% (on a level 2 basis1). Westpac must convert all Westpac CPS into a variable number of ordinary shares following a capital trigger event. No conversion conditions apply in these circumstances. For each Westpac CPS, holders will receive a number of Westpac ordinary shares calculated using the formula described in the Westpac CPS terms, but subject to a maximum conversion number, which is 24.0038 Westpac ordinary shares. The maximum conversion number is set using a Westpac ordinary share price which is broadly equivalent to 20% of the Westpac ordinary share price at the time of issue. For each Westpac CPS, holders will receive a number of Westpac ordinary shares as described above, except that the price at which Westpac ordinary shares will be issued is based on the Westpac ordinary share price determined over a five business day period prior the capital trigger event.

1            Level 1 comprises Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single ‘Extended Licenced Entity’ for the purposes of measuring capital adequacy. Level 2 includes all subsidiary entities except those entities specifically excluded by APRA regulations for the purposes of measuring capital adequacy.

184	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 23. LOAN CAPITAL (CONTINUED)

Conversion may also occur early following an acquisition event, on broadly similar terms to scheduled conversion, described above.

In certain other limited circumstances (such as for tax, regulatory or change of control reasons) Westpac may elect to convert, transfer or redeem Westpac CPS. Conversions or redemptions at Westpac’s election are subject to APRA’s prior written approval and, in respect of conversions, to satisfaction of the conversion conditions.

Westpac CN

Westpac issued 13,835,690 Westpac Capital Notes (Westpac CN) at a face value of $100 each on 8 March 2013. Westpac CN are fully paid, perpetual, non-cumulative, convertible, transferrable, redeemable, subordinated, perpetual and unsecured notes which rank in priority to ordinary shares and equally with equal ranking capital securities but behind all senior creditors and depositors. Westpac CN qualify as Additional Tier 1 capital of Westpac under APRA’s Basel III capital adequacy framework.

Westpac CN are expected to pay non-cumulative, floating rate quarterly distributions (8 September, 8 December, 8 March and 8 June) which are expected to be fully franked. The distribution rate is calculated as the Australian 90-day bank bill rate plus the margin of 3.20% per annum, together multiplied by one minus the Australian corporate tax rate (30% during the period ended 30 September 2013). Distributions are discretionary, and are only payable subject to satisfaction of the distribution payment conditions, being Westpac’s absolute discretion; the distribution payment not resulting in a breach of Westpac’s capital requirements under APRA’s prudential standards; the distribution payment not resulting in Westpac becoming, or likely to become, insolvent; and APRA not otherwise objecting to the payment of the distribution.

In the event of a winding-up, and assuming Westpac CN remain on issue and have not been converted or otherwise had their rights terminated following a capital trigger event or non-viability trigger event, Westpac CN rank in priority to ordinary shares and equally with equal ranking capital securities but behind all senior creditors (including depositors and all holders of Westpac’s senior or less subordinated debt). If conversion occurs prior to a winding-up, Westpac CN holders will hold ordinary shares and rank equally with other holders of ordinary shares.

Westpac may redeem or transfer the Westpac CN on 8 March 2019, being the optional redemption or transfer date. In certain other limited circumstances (such as for tax and regulatory reasons) Westpac may elect to redeem Westpac CN. Redemptions at Westpac’s election are subject to APRA’s prior written approval.

The Westpac CN convert into Westpac ordinary shares in the following circumstances:

Scheduled conversion

On the scheduled conversion date, the Westpac CN will be converted into a variable number of Westpac ordinary shares, provided certain conversion conditions are satisfied. The scheduled conversion date will be the earlier of 8 March 2021 and the first distribution payment date after 8 March 2021 on which the conversion conditions are satisfied. For each Westpac CN, holders will receive a number of Westpac ordinary shares calculated using the formula described in the Westpac CN terms. The price at which Westpac ordinary shares will be issued is based on the share price determined over the 20 business day period prior to the scheduled conversion date and includes a 1% discount. If the conversion conditions are not satisfied conversion will not occur and conversion will occur on the next distribution payment date, provided the conversion conditions are satisfied.

Early conversion

The Westpac CN will be converted earlier upon a capital trigger event or non-viability trigger event. A capital trigger event will occur when Westpac’s Common Equity Tier 1 Capital ratio is equal to or less than 5.125% (on a level 1 or level 2 basis1). A non-viability trigger event will occur if APRA determines Westpac is, or would become, non-viable. No conversion conditions apply in these circumstances. For each Westpac CN, holders will receive a number of Westpac ordinary shares calculated using the formula described in the Westpac CN terms, but subject to a maximum conversion number, which is 16.7280 Westpac ordinary shares. The maximum conversion number is set using a Westpac ordinary share price which is broadly equivalent to 20% of the share price at the time of issue. The price at which Westpac ordinary shares will be issued is based on the share price determined over the five business day period prior to the capital trigger event or non-viability trigger event. Following the occurrence of a capital trigger event or non-viability trigger event, if Westpac is unable to convert the Westpac CNs for any reason, holder’s rights in relation to Westpac CN will be terminated.

Conversion may also occur early following an acquisition event, on broadly similar terms to scheduled conversion, described above.

Holders of Westpac CN have no right to vote at a general meeting of Westpac before conversion. Holders have certain voting rights which can be exercised at a meeting of holders.

1            Level 1 comprises Westpac Banking Corporation and its subsidiary entities that have been approved by APRA as being part of a single ‘Extended Licenced Entity’ for the purposes of measuring capital adequacy. Level 2 includes all subsidiary entities except those entities specifically excluded by APRA regulations for the purposes of measuring capital adequacy.

2013 WESTPAC GROUP ANNUAL REPORT	185

NOTE 24. SHAREHOLDERS’ EQUITY AND NON-CONTROLLING INTERESTS

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Contributed equity
Ordinary shares 3,109,048,309 (2012: 3,080,192,894) each fully paid	27,021	26,355	27,021	26,355
RSP treasury shares 7,855,661 (2012: 8,697,511)	(176)	(108)	(176)	(108)
Other treasury shares 5,422,506 (2012: 5,699,912)	(77)	(84)	(5)	(6)
	(253)	(192)	(181)	(114)
Share capital	26,768	26,163	26,840	26,241
Other equity instruments
Convertible debentures:
Issued on 13 August 2003 NZ$1,293,105,172 (with net issue costs of NZ$9 million)	-	-	-	1,137
Issued on 21 June 2006 A$762,737,500 (with net issue costs of A$8 million)	-	-	755	755
Total other equity instruments	-	-	755	1,892
Non-controlling interests
Trust preferred securities:
750,000 2003 TPS of US$1,000 each (with net issue costs of NZ$9 million)	-	1,137	-	-
7,627,375 2006 TPS of A$100 each (with net issue costs of A$8 million)	755	755	-	-
Other	108	78	-	-
Total non-controlling interests	863	1,970	-	-

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

During the year ended 30 September 2013, 28,855,415 ordinary shares were issued:

▪         to equity holders in relation to the Dividend Reinvestment Plan (DRP), 21,372,496 ordinary shares at a price of $24.86;

▪         to eligible staff under the ESP, 1,052,610 ordinary shares issued for nil consideration;

▪         to note holders in relation to conversion of the Westpac Stapled Preferred Securities, 5,319,225 ordinary shares at a price of $32.49;

▪         to eligible executives and senior management under the Westpac Performance Plan (WPP), upon the exercise of options, 324,906 ordinary shares at an average exercise price of $18.21 and upon exercise of share rights, 159,244 shares for nil consideration; and

▪         to eligible employees upon exercise of options under the Westpac Reward Plan (WRP), 30,255 ordinary shares at an average exercise price of $23.40 and upon exercise of share rights, 596,679 ordinary shares for nil consideration.

186	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 24. SHAREHOLDERS’ EQUITY AND NON-CONTROLLING INTERESTS (CONTINUED)

During the year ended 30 September 2013, 27,026,826 existing ordinary shares were purchased:

▪         18,773,392 ordinary shares at an average price of $28.91 and delivered to equity holders under the DRP;

▪         2,612,217 ordinary shares at an average price of $26.04 and allocated to employees under the RSP for nil consideration;

▪         1,768,808 ordinary shares at an average price of $30.36 and delivered to employees upon the exercise of options under the WPP at an average exercise price of $21.17;

▪         422,052 ordinary shares at an average price of $30.28 and delivered to employees upon the exercise of share rights under the WPP for nil consideration;

▪         1,263,359 ordinary shares at an average price of $31.73 and delivered to employees upon the exercise of options under the WRP at an average exercise price of $26.35;

▪         9,374 ordinary shares at an average price of $31.87 and delivered to employees upon the exercise of share rights under the WRP for nil consideration;

▪         400,043 ordinary shares at an average price of $33.25 and delivered to CEO upon the exercise of options under the Chief Executive Performance Plan (CEOPP) at an average exercise price of $25.08;

▪         128,174 ordinary shares at an average price of $33.25 and delivered to CEO upon exercise of share rights under the CEOPP for nil consideration;

▪         1,649,407 ordinary shares at an average price of $29.77 and delivered to former CEO upon the exercise of options under the CEOPP at an average exercise price of $22.14; and

▪         the purchase of existing ordinary shares in respect of employee share plans resulted in a tax benefit of $11.6 million being recognised as contributed equity.

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

During the year 67,128 treasury shares were purchased at an average price of $29.15 and 344,534 treasury shares were sold at an average price of $27.96.

Convertible debentures and 2003 TPS

A wholly owned entity Westpac Capital Trust III (Capital Trust III) issued 750,000 2003 TPS in the United States of America at US$1,000 each on 13 August 2003. Capital Trust III also issued common securities with a total price of US$1,000 to Westpac Capital Holdings Inc.

The sole assets of the Capital Trust III were 750,001 Funding 2003 TPS issued by a wholly owned entity, Tavarua Funding Trust III (Funding Trust III) totalling US$750,001,000. The Funding 2003 TPS had an issue price of US$1,000 each.

Funding Trust III issued common securities with a total price of US$1,000 to Westpac Funding Holdings Pty Limited. The assets of Funding Trust III were convertible debentures issued by Westpac in aggregate amount of NZ$1,293,105,172, US Government securities purchased with the proceeds of the common securities and a currency swap with Westpac.

The convertible debentures were unsecured, junior subordinated obligations of Westpac and ranked subordinate and junior in right of payment of principal and distributions to Westpac’s obligations to its depositors and creditors.

Following Westpac’s election to redeem the convertible debentures on 30 September 2013, the convertible debentures, Funding 2003 TPS, 2003 TPS, and common securities were redeemed at par on this date.

Convertible notes and 2006 TPS

A Westpac controlled entity, Westpac TPS Trust, issued 7,627,375 2006 TPS in Australia at $100 each on 21 June 2006. The 2006 TPS are preferred units in the Westpac TPS Trust, with non-cumulative floating rate distributions which are expected to be fully franked. Westpac TPS Trust also issued one ordinary unit with an issue price of $100 to Westpac. Westpac, as holder of the ordinary unit, is entitled to any residual income or assets of the Westpac TPS Trust not distributed to holders of 2006 TPS. The principal assets of Westpac TPS Trust are 7,627,375 convertible notes (the notes) issued by Westpac in an aggregate amount of $762,737,500. The notes qualify for transitional treatment as Additional Tier 1 capital of Westpac under APRA’s Basel III capital adequacy framework.

2013 WESTPAC GROUP ANNUAL REPORT	187

NOTE 24. SHAREHOLDERS’ EQUITY AND NON-CONTROLLING INTERESTS (CONTINUED)

The 2006 TPS are scheduled to pay quarterly distributions (30 September, 31 December, 31 March and 30 June) in arrears, subject to certain conditions being satisfied. The distribution rate on 2006 TPS, until 30 June 2016 (the step-up date), is calculated as the Australian 90 day bank bill rate plus 1% per annum (the initial margin), together multiplied by one minus the Australian corporate tax rate (30% during the year ended 30 September 2013). After the step-up date, the initial margin will increase by a one time step-up of 1% per annum.

Distributions on the 2006 TPS will only be made if Westpac pays interest on the notes and certain other conditions (which broadly correspond to the interest payment conditions on the notes) are satisfied. Interest on the notes is subject to an interest payment test and interest will not be paid if Westpac directors have not resolved to make the interest payment, the payment of interest exceeds distributable profits (unless APRA gives its prior approval) and APRA does not otherwise object to the payment. The interest payments on the notes are expected to exceed the aggregate amount of the distributions to be made on 2006 TPS. The excess will be distributed to Westpac, as holder of the ordinary unit in the Westpac TPS Trust, on each distribution payment date.

The notes are unsecured obligations of Westpac and rank subordinate and junior in right of payment of principal and interest to Westpac’s obligations to depositors and creditors, other than subordinated creditors holding subordinated indebtedness that is stated to rank equally with, or junior to the notes.

Conversion, exchange and redemption

Westpac can redeem 2006 TPS for cash with APRA approval or convert into a variable number of Westpac ordinary shares calculated in accordance with the Westpac TPS terms, on the step-up date or any distribution payment date after the step-up date, for certain tax, regulatory or change of control reasons and in certain other circumstances. If Westpac elects to redeem 2006 TPS, holders will receive cash equal to their face value. If Westpac elects to convert 2006 TPS, for each 2006 TPS, holders will receive a number of ordinary shares calculated using the formula described in the 2006 TPS terms subject to a maximum conversion number which is 50 Westpac ordinary shares. The price at which Westpac ordinary shares will be issued is based on the Westpac ordinary share price determined over the 20 business day period prior to the elected conversion date and includes a 2.5% discount. If Westpac redeems or converts 2006 TPS, Westpac must also redeem or convert the notes in a corresponding manner.

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

Under the WRP senior managers may be invited to receive an award of performance options or performance share rights. An option or share right under the WRP is the right to acquire a share in the future provided all conditions are met, with an exercise price for options set at the commencement of the performance period. The exercise price for options is based on the prevailing market price of Westpac ordinary shares at the commencement of the performance period. The exercise price for share rights is nil. No performance options have been awarded since October 2009.

Awards made from October 2011 are subject to two performance measures each applying to 50% of the value of the award. The two hurdles are Westpac’s relative Total Shareholder Return (TSR)1 and Compound Annual Growth Rate in Cash EPS (Cash EPS CAGR).

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

1            TSR measures a company’s share price movement and assumes that dividends over the period have been reinvested (i.e. the change in value of an investment in that company’s shares) and excluding tax effects.

188	2013 WESTPAC GROUP ANNUAL REPORT

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

WRP – outstanding performance options and performance share rights

The following table sets out details of outstanding performance options and performance share rights under the WRP:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2012	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2013	Outstanding and Exercisable at 30 September 2013

Performance options
17 December 2007	20 December 2017	$30.10	1,593,886	-	557,113	-	1,036,773	1,036,773
1 October 2008	1 October 2018	$23.40	1,398,864	-	736,501	-	662,363	662,363
Total 2013			2,992,750	-	1,293,614	-	1,699,136	1,699,136
Weighted average exercise price			$26.97	-	$26.29	-	$27.49	$27.49
Performance share rights
1 October 2009	1 October 2019	nil	675,050	-	606,053	524	68,473	1,499
1 October 2010	1 October 2020	nil	753,806	-	-	13,597	740,209	-
1 October 2011	1 October 2021	nil	1,273,052	-	-	38,080	1,234,972	-
1 October 2012	1 October 2022	nil	-	1,132,587	-	-	1,132,587	-
Total 2013			2,701,908	1,132,587	606,053	52,201	3,176,241	1,499
Total 2012
Performance options			3,511,117	-	260,869	257,498	2,992,750	2,873,621
Weighted average exercise price			$26.15	-	$16.49	$26.49	$26.97	$27.12
Performance share rights			1,501,701	1,389,308	-	189,101	2,701,908	-

The weighted average remaining contractual life of outstanding performance options at 30 September 2013 was 4.5 years (2012: 5.6 years). The weighted average remaining contractual life of outstanding performance share rights at 30 September 2013 was 8.1 years (2012: 8.2 years). The weighted average fair value at grant date of WRP performance share rights issued during the year was $15.79 (2012: $13.00).

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

An option or share right under the WPP is the right to acquire a share in the future provided all conditions are met, with an exercise price for options generally set at the time the invitation is made. The exercise price for options is equal to the average market price of Westpac ordinary shares traded on the ASX over the five trading days up to the time the invitation is made. The exercise price for share rights is nil.

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

2013 WESTPAC GROUP ANNUAL REPORT	189

NOTE 25. SHARE-BASED PAYMENTS (CONTINUED)

WPP – outstanding performance options

No performance options were granted under the WPP during the year. The following table sets out details of outstanding performance options granted under the WPP in previous years:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2012	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2013	Outstanding and Exercisable at 30 September 2013
20 January 2003	20 January 2013	$13.59	21,907	-	14,633	7,274	-	-
1 May 2003	1 May 2013	$15.04	16,433	-	16,433	-	-	-
21 January 2004	21 January 2014	$16.34	349,940	-	246,936	-	103,004	103,004
20 January 2005	20 January 2015	$18.98	1,016,562	-	563,450	-	453,112	453,112
20 December 2005	20 December 2015	$20.53	1,060,021	-	533,375	-	526,646	526,646
20 December 2005	20 December 2015	$22.53	56,592	-	-	-	56,592	56,592
15 December 2006	15 December 2016	$23.98	1,332,226	-	718,887	-	613,339	613,339
Total 2013			3,853,681	-	2,093,714	7,274	1,752,693	1,752,693
Weighted average exercise price			$20.90	-	$20.71	$13.59	$21.15	$21.15
Total 2012			4,611,438	-	584,352	173,405	3,853,681	3,853,681
Weighted average exercise price			$20.48	-	$16.74	$23.87	$20.90	$20.90

The weighted average remaining contractual life of outstanding performance options at 30 September 2013 was 2.2 years (2012: 3.1 years).

190	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 25. SHARE-BASED PAYMENTS (CONTINUED)

WPP – outstanding performance share rights

No performance share rights were granted under the WPP during the year. The following table sets out details of outstanding vested performance share rights granted under the WPP:

Commencement Dates	Latest Dates for Exercise	Outstanding at 1 October 2012	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2013	Outstanding and Exercisable at 30 September 2013
Two-year initial testing period
20 January 2003 to 1 August 2003	20 January 2013 to 1 August 2013	16,001	-	16,001	-	-	-
3 November 2003 to 3 August 2004	3 November 2013 to 3 August 2014	57,160	-	40,938	-	16,222	16,222
5 November 2004 to 1 August 2005	5 November 2014 to 1 August 2015	97,261	-	53,148	-	44,113	44,113
1 November 2005 to 3 August 2006	1 November 2015 to 3 August 2016	109,942	-	47,257	-	62,685	62,685
1 November 2006 to 15 December 2006	1 November 2016 to 15 December 2016	40,136	-	36,646	-	3,490	3,490
1 December 2008 to 1 March 2009	1 December 2018 to 1 March 2019	17,359	-	17,359	-	-	-

Three-year initial testing period
20 January 2003 to 1 August 2003	20 January 2013 to 1 August 2013	23,022	-	23,022	-	-	-
3 November 2003 to 3 August 2004	3 November 2013 to 3 August 2014	40,981	-	18,827	-	22,154	22,154
5 November 2004 to 1 August 2005	5 November 2014 to 1 August 2015	74,374	-	25,839	-	48,535	48,535
1 November 2005 to 3 August 2006	1 November 2015 to 3 August 2016	172,583	-	61,117	-	111,466	111,466
1 November 2006 to 15 December 2006	1 November 2016 to 15 December 2016	1,877	-	1,877	-	-	-
Total 2013		650,696	-	342,031	-	308,665	308,665
Total 2012		868,201	-	212,976	4,529	650,696	650,696

The weighted average remaining contractual life of outstanding performance share rights at 30 September 2013 was 1.7 years (2012: 2.7 years).

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

2013 WESTPAC GROUP ANNUAL REPORT	191

NOTE 25. SHARE-BASED PAYMENTS (CONTINUED)

WPP – outstanding unhurdled options and unhurdled share rights

The following table sets out details of outstanding unhurdled options and unhurdled share rights granted under the WPP:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2012	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2013	Outstanding and Excercisable at 30 September 2013
Options
15 December 2006	15 December 2016	$23.93	42,779	-	-	-	42,779	42,779
Total 2013			42,779	-	-	-	42,779	42,779
Share rights
One-year vesting period
1 December 2008 to 1 June 2009	1 December 2018 to 1 June 2019	nil	5,681	-	-	-	5,681	5,681
1 November 2009 to 1 April 2010	1 November 2019 to 1 April 2020	nil	1,074	-	1,074	-	-	-
1 November 2010 to 1 April 2011	1 November 2020 to 1 April 2021	nil	9,743	-	1,170	-	8,573	8,573
1 October 2011 to 1 August 2012	1 October 2021 to 1 August 2022	nil	52,201	-	35,412	-	16,789	16,789
1 September 2012 to 1 December 2012	1 September 2022 to 1 December 2022	nil	-	39,336	2,181	-	37,155	-
Two-year vesting period
1 November 2007 to 1 September 2008	1 November 2017 to 1 September 2018	nil	12,335	-	742	156	11,437	11,437
1 October 2008 to 1 April 2009	1 October 2018 to 1 April 2019	nil	5,313	-	1,495	490	3,328	3,328
1 October 2009 to 1 April 2010	1 October 2019 to 1 April 2020	nil	16,355	-	9,242	726	6,387	6,387
1 October 2010 to 1 August 2011	1 October 2020 to 1 August 2021	nil	110,764	-	89,393	1,901	19,470	19,470
1 October 2011 to 1 August 2012	1 October 2021 to 1 August 2022	nil	65,926	-	-	3,030	62,896	-
1 September 2012 to 1 October 2012	1 September 2022 to 1 October 2022	nil	-	74,781	-	1,444	73,337	-
Three-year vesting period
15 December 2006 to 1 June 2007	15 December 2016 to 1 June 2017	nil	29,392	-	3,982	-	25,410	25,410
17 December 2007 to 1 September 2008	17 December 2017 to 1 September 2018	nil	25,826	-	10,600	163	15,063	15,063
1 October 2008 to 1 April 2009	1 October 2018 to 1 April 2019	nil	20,650	-	9,005	520	11,125	11,125
1 October 2009 to 1 April 2010	1 October 2019 to 1 April 2020	nil	113,420	-	81,808	5,395	26,217	26,217
1 October 2010 to 1 August 2011	1 October 2020 to 1 August 2021	nil	175,769	-	-	15,512	160,257	-
1 October 2011 to 1 June 2012	1 October 2021 to 1 June 2022	nil	162,161	-	-	13,282	148,879	-
1 October 2012 to 1 April 2013	1 October 2022 to 1 April 2023	nil	-	129,084	-	4,977	124,107	-
Total 2013			806,610	243,201	246,104	47,596	756,111	149,480
Total 2012
Options		$23.93	56,147	-	-	13,368	42,779	42,779
Share rights		nil	767,379	280,288	237,250	3,807	806,610	126,369

The weighted average fair value at grant date of unhurdled share rights issued during the year was $21.88 per right (2012: $17.59 per right). The weighted average remaining contractual life of outstanding unhurdled options and unhurdled share rights at 30 September 2013 was 7.4 years (2012: 7.7 years).

192	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 25. SHARE-BASED PAYMENTS (CONTINUED)

(iii)         Chief Executive Officer Performance Plan (Gail Kelly)

Gail Kelly currently holds performance share rights under the Chief Executive Officer Performance Plan (CEOPP). Performance share rights have a nil exercise price. No performance options have been awarded since December 2008. Grants to Mrs Kelly under the CEOPP were approved by shareholders at Westpac’s AGM on 13 December 2007, 16 December 2009 and 15 December 2010.

Awards made from October 2011 are subject to two performance measures each applying to 50% of the value of the award. The two hurdles are Westpac’s relative TSR and Cash EPS CAGR. The vesting conditions for these awards are the same as set out above for awards made under the WRP from October 2011.

For awards made prior to October 2011, all awards were subject to a TSR hurdle. The vesting conditions for these awards are also the same as awards made under the WRP prior to October 2011.

CEOPP – outstanding performance options and performance share rights

The following table sets out details of outstanding awards of performance options and performance share rights granted under the CEOPP:

Commencement Date	Latest Date for Exercise	Exercise Price	Outstanding at 1 October 2012	Granted During the Year	Exercised During the Year	Lapsed During the Year	Outstanding at 30 September 2013
Performance options
1 February 2008	1 February 2018	$25.89	364,431	-	364,431	-	-
1 December 2008	1 December 2018	$16.80	35,612	-	35,612	-	-
Total 2013			400,043	-	400,043	-	-
Weighted average exercise price			$25.08	-	25.08	-	-
Performance share rights
1 December 2008	1 December 2018	nil	11,973	-	11,973	-	-
21 December 2009	21 December 2019	nil	166,002	-	116,201	-	49,801
1 October 2010	1 October 2020	nil	176,125	-	-	-	176,125
1 October 2011	1 October 2021	nil	272,929	-	-	-	272,929
1 October 2012	1 October 2022	nil	-	213,101	-	-	213,101
Total 2013			627,029	213,101	128,174	-	711,956
Total 2012
Performance options			720,556	-	320,513	-	400,043
Weighted average exercise price			$21.40	-	$16.80	-	$25.08
Performance share rights		nil	486,545	272,929	132,445	-	627,029

The weighted average fair value at grant date of performance share rights granted during the year was $16.29 per right (2012: $12.83 per right). As at 30 September 2013, no outstanding share rights issued to Mrs Kelly were exercisable. The remaining weighted average contractual life of outstanding performance share rights was 7.9 years (2012: 8.2 years).

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

Other key assumptions include:

¡        the assumptions included in the valuation of the awards of performance share rights to Gail Kelly include a risk free interest rate of 2.7%, a dividend yield on Westpac ordinary shares of 6.4% and a volatility in the Westpac share price of 23.6%;

¡        the assumptions included in the valuation of the awards of share rights under the WRP and WPP include a risk free interest rate of 2.7%, a dividend yield on Westpac ordinary shares of 6.6% and a volatility in the Westpac share price of 23.7%;

¡        volatility has been assessed by considering the historic volatility of the market price of Westpac shares; and

¡        other assumptions include volatilities of, and correlation factors between, share price movements of the comparator group members and Westpac which are used to assess the impact of the TSR performance hurdles and have been derived from the historic volatilities and correlations.

2013 WESTPAC GROUP ANNUAL REPORT	193

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

The following table details outstanding awards of shares issued under the CEO RSP:

Allocation date	Outstanding at 1 October 2012	Granted During the Year	Released	Forfeited During the Year	Outstanding at 30 September 2013
22 December 2010	41,051	-	41,051	-	-
22 December 2011	77,799	-	25,933	-	51,866
21 December 2012	-	58,400	-	-	58,400
Total 2013	118,850	58,400	66,984	-	110,266
Total 2012	119,415	77,799	78,364	-	118,850

194	2013 WESTPAC GROUP ANNUAL REPORT

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

Outstanding RSP awards

The following table details outstanding awards of shares issued under the RSP:

Allocation date	Outstanding at 1 October 2012	Granted During the Year	Released	Forfeited During the Year	Outstanding at 30 September 2013
October – December 2006	317,448	-	45,353	-	272,095
January – March 2007	3,588	-	2,990	-	598
April – June 2007	15,161	-	-	-	15,161
July – September 2007	4,375	-	1,922	-	2,453
October – December 2007	509,055	-	70,986	-	438,069
January – March 2008	10,223	-	1,960	-	8,263
April – June 2008	34,367	-	16,951	-	17,416
July – September 2008	8,412	-	-	-	8,412
October – December 2008	1,053,055	-	176,299	-	876,756
January – March 2009	77,774	-	1,819	-	75,955
April – June 2009	8,734	-	-	-	8,734
January – March 2010	1,407,193	-	1,407,193	-	-
April – June 2010	26,923	-	26,923	-	-
July – September 2010	21,043	-	18,731	2,312	-
October – December 2010	3,071,819	-	1,254,982	69,175	1,747,662
January – March 2011	3,652	-	1,960	-	1,692
April – June 2011	35,891	-	28,151	5,553	2,187
July – September 2011	39,910	-	18,298	-	21,612
October – December 2011	3,468,057	-	370,983	94,257	3,002,817
January – March 2012	66,773	-	59,157	-	7,616
April – June 2012	41,639	-	10,858	-	30,781
July – September 2012	358,432	-	127,012	4,805	226,615
October – December 2012	-	2,557,841	24,094	43,388	2,490,359
January – March 2013	-	66,712	-	638	66,074
April – June 2013	-	76,497	-	-	76,497
July – September 2013	-	40,967	-	-	40,967
Total 2013	10,583,524	2,742,017	3,666,622	220,128	9,438,791
Total 2012	8,757,518	4,122,216	2,120,599	175,611	10,583,524

(vii)     Chief Executive Securities Agreement 2003 (David Morgan)

At 30 September 2013 there were no performance options outstanding (2012: 1,649,407 with a weighted average exercise price of $22.14 and a weighted average remaining contractual life of 3.3 years) under the Chief Executive Securities Agreement 2003.

(viii)  Other Group share-based plans

Westpac also provides plans for small, specialised parts of the Group. The benefits under these plans are directly linked to growth and performance of the relevant part of the business. The plans individually and in aggregate are not material to the Group.

2013 WESTPAC GROUP ANNUAL REPORT	195

NOTE 25. SHARE-BASED PAYMENTS (CONTINUED)

General information on Executive and Senior Officer share plans

The market price of Westpac’s ordinary shares as at the close of business on 30 September 2013 was $32.73 (2012: $24.85). Details of the shares issued on exercise of options and share rights under each of the Executive and Senior Officer share plans during the year ended 30 September 2013 are set out below:

Plan/Agreement		Dates on which Options or Share Rights Were Exercised	Exercise Price $	Total Number of Shares Issued/ Allocated	Weighted Average Share Price at Date of Exercise $	Consideration Received ($’000)
2013	WRP and WPP
	Options	October – December 2012	13.59 - 23.98	384,428	25.40	7,225
		January – March 2013	16.34 - 23.98	1,136,987	28.02	24,740
		April – June 2013	16.34 - 30.10	1,655,486	32.76	40,826
		July – September 2013	16.34 - 30.10	210,427	30.81	4,576

	Share rights	October – December 2012	-	816,804	25.36	-
		January – March 2013	-	72,518	27.54	-
		April – June 2013	-	197,001	31.92	-
		July – September 2013	-	107,865	30.96	-

	Chief Executive Officer Performance Plan
	Options	April – June 2013	16.80 - 25.89	400,043	33.09	10,033

	Share rights	April – June 2013	-	128,174	33.09	-

	Chief Executive Securities Agreement 2003 (David Morgan)
	Options	October 2012 – June 2013	19.17 - 24.18	1,649,407	29.44	36,519

2012	WRP and WPP
	Options	October – December 2011	13.59 - 18.98	182,949	22.51	2,679
		April – June 2012	16.34 - 18.98	506,082	22.32	8,437
		July – September 2012	13.59 - 23.98	156,190	24.27	2,970

	Share rights	October – December 2011	-	149,237	21.22	-
		January – March 2012	-	42,181	21.06	-
		April – June 2012	-	175,072	21.45	-
		July – September 2012	-	83,736	22.43	-

	Chief Executive Officer Performance Plan
	Options	April – June 2012	16.80	320,513	22.84	5,385

	Share rights	October – December 2011	-	107,758	20.37	-
		April – June 2012	-	24,687	22.84	-

	SOSPS
		October – December 2011	14.65	343,000	21.54	5,025
		January – March 2012	14.65 - 16.24	55,000	20.41	830

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

196	2013 WESTPAC GROUP ANNUAL REPORT

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

Employee Share Plan

Under the Employee Share Plan (ESP), Westpac ordinary shares may be allocated at no cost to employees to recognise their contribution to Westpac’s financial performance over the previous financial year. The maximum annual award value under the ESP is $1,000 per employee per year. However, the number of shares employees receive (if any) depends on Westpac’s share price performance over the 12 months to 30 September or a combination of customer-centric measures, and is subject to Board discretion.

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

Share allocation in the 2012 ESP award was by way of newly issued shares. The following table provides details of shares issued under the ESP during the years ended 30 September:

	Allocation Date	Number of Participants	Average Number of Shares Allocated per Participant	Total Number of Shares Allocated	Market Price per Share	Total Fair Value
2013	4 December 2012	26,990	39	1,052,610	$25.23	$26,557,350
2012	2 December 2011	27,005	49	1,323,245	$20.35	$26,928,036

The liability accrued in respect of the ESP at 30 September 2013 is $28 million (2012: $28 million) and is provided for as other employee benefits.

2013 WESTPAC GROUP ANNUAL REPORT	197

NOTE 26. AVERAGE BALANCE SHEET AND INTEREST RATES

The following table lists the average balances and related interest for the major categories of the Group’s interest earning assets and interest bearing liabilities. Averages used are predominantly daily averages:

				Consolidated
	Year Ended			Year Ended			Year Ended
	30 September 2013			30 September 2012			30 September 2011
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Income	Rate	Balance	Income	Rate	Balance	Income	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Assets
Interest earning assets
Receivables due from other financial institutions:
Australia	2,852	86	3.0%	3,215	135	4.2%	3,800	172	4.5%
New Zealand	338	5	1.5%	220	4	1.8%	328	26	7.9%
Other overseas	5,959	22	0.4%	4,935	49	1.0%	5,382	53	1.0%
Trading securities:
Australia	36,916	1,498	4.1%	36,082	1,873	5.2%	37,265	2,133	5.7%
New Zealand	3,309	88	2.7%	4,538	123	2.7%	4,733	149	3.1%
Other overseas	6,041	79	1.3%	5,072	95	1.9%	4,159	74	1.8%
Other financial assets designated at fair value:
Australia	1,590	62	3.9%	1,708	100	5.9%	1,397	95	6.8%
Other overseas	221	5	2.3%	311	8	2.6%	156	4	2.6%
Available-for-sale securities:
Australia	21,475	1,107	5.2%	16,240	1,006	6.2%	12,238	743	6.1%
New Zealand	2,085	93	4.5%	1,784	80	4.5%	391	20	5.1%
Other overseas	1,089	26	2.4%	1,062	30	2.8%	986	26	2.6%
Regulatory deposits:
Other overseas	1,512	23	1.5%	1,460	24	1.6%	1,303	12	0.9%
Loans and other receivables[1]:
Australia	449,405	26,712	5.9%	440,416	30,202	6.9%	425,905	31,467	7.4%
New Zealand	50,801	2,924	5.8%	46,416	2,870	6.2%	44,694	2,900	6.5%
Other overseas	16,276	279	1.7%	14,286	274	1.9%	5,484	224	4.1%
Total interest earning assets and interest income	599,869	33,009	5.5%	577,745	36,873	6.4%	548,221	38,098	6.9%
Non-interest earning assets
Cash, receivables due from other financial institutions and regulatory deposits	723			2,745			1,350
Derivative financial instruments	33,967			36,688			33,952
Life insurance assets	8,474			8,027			10,507
All other assets[2]	41,023			36,932			34,398
Total non-interest earning assets	84,187			84,392			80,207
Total assets	684,056			662,137			628,428

1           Loans and receivables are stated net of provisions for impairment charges on loans. Other receivables include other assets and cash with central banks that are interest earning.

2           Includes property, plant and equipment, goodwill and intangibles, other assets, deferred tax and non-interest bearing loans relating to mortgage offset accounts.

198	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 26. AVERAGE BALANCE SHEET AND INTEREST RATES (CONTINUED)

				Consolidated
	Year Ended			Year Ended			Year Ended
	30 September 2013			30 September 2012			30 September 2011
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Balance	Expense	Rate	Balance	Expense	Rate	Balance	Expense	Rate
	$m	$m	%	$m	$m	%	$m	$m	%
Liabilities
Interest bearing liabilities
Payables due to other financial institutions:
Australia	4,218	131	3.1%	4,072	186	4.6%	2,927	135	4.6%
New Zealand	458	7	1.5%	336	6	1.8%	502	11	2.2%
Other overseas	4,648	52	1.1%	4,837	52	1.1%	4,656	45	1.0%
Deposits and other borrowings:
Australia	325,634	11,141	3.4%	302,412	13,301	4.4%	279,874	13,352	4.8%
New Zealand	35,674	1,214	3.4%	30,324	1,066	3.5%	28,283	1,086	3.8%
Other overseas	25,368	200	0.8%	27,367	235	0.9%	26,223	244	0.9%
Loan capital:
Australia	7,183	414	5.8%	5,129	327	6.4%	5,802	332	5.7%
Other overseas	2,436	115	4.7%	2,455	127	5.2%	2,457	137	5.6%
Other interest bearing liabilities[1]:
Australia	144,777	6,309	n/a	151,204	8,426	n/a	149,514	10,235	n/a
New Zealand	10,073	561	n/a	11,841	616	n/a	12,292	431	n/a
Other overseas	1	-	n/a	550	29	n/a	1,005	94	n/a
Total interest bearing liabilities and interest expense	560,470	20,144	3.6%	540,527	24,371	4.5%	513,535	26,102	5.1%
Non-interest bearing liabilities
Deposits and payables due to other financial institutions:
Australia	19,173			15,920			13,965
New Zealand	2,578			2,237			2,089
Other overseas	783			657			472
Derivative financial instruments	35,542			37,788			36,052
Life insurance policy liabilities	7,335			6,919			9,951
All other liabilities[2]	11,853			13,520			11,065
Total non-interest bearing liabilities	77,264			77,041			73,594
Total liabilities	637,734			617,568			587,129
Shareholders’ equity	44,350			42,605			39,378
Non-controlling interests	1,972			1,964			1,921
Total equity	46,322			44,569			41,299
Total liabilities and equity	684,056			662,137			628,428

1           Includes net impact of Treasury balance sheet management activities.

2    Includes other liabilities, provisions, current and deferred tax liabilities.

2013 WESTPAC GROUP ANNUAL REPORT	199

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

	Consolidated
	2013			2012
	Change Due to			Change Due to
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest earning assets
Receivables due from other financial institutions:
Australia	(15)	(34)	(49)	(26)	(11)	(37)
New Zealand	2	(1)	1	(9)	(13)	(22)
Other overseas	10	(37)	(27)	(4)	-	(4)
Trading securities:
Australia	43	(418)	(375)	(68)	(192)	(260)
New Zealand	(33)	(2)	(35)	(6)	(20)	(26)
Other overseas	18	(34)	(16)	16	5	21
Other financial assets designated at fair value:
Australia	(7)	(31)	(38)	21	(16)	5
Other overseas	(2)	(1)	(3)	4	-	4
Available-for-sale securities:
Australia	324	(223)	101	243	20	263
New Zealand	13	-	13	71	(11)	60
Other overseas	1	(5)	(4)	2	2	4
Regulatory deposits:
Other overseas	1	(2)	(1)	1	11	12
Loans and other receivables:
Australia	616	(4,106)	(3,490)	1,072	(2,337)	(1,265)
New Zealand	271	(217)	54	112	(142)	(30)
Other overseas	38	(33)	5	360	(310)	50
Total change in interest income	1,280	(5,144)	(3,864)	1,789	(3,014)	(1,225)

200	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 26. AVERAGE BALANCE SHEET AND INTEREST RATES (CONTINUED)

	Consolidated
	2013			2012
	Change Due to			Change Due to
	Volume	Rate	Total	Volume	Rate	Total
	$m	$m	$m	$m	$m	$m
Interest bearing liabilities
Payables due to other financial institutions:
Australia	7	(62)	(55)	53	(2)	51
New Zealand	2	(1)	1	(4)	(1)	(5)
Other overseas	(2)	2	-	2	5	7
Deposits and other borrowings:
Australia	1,021	(3,181)	(2,160)	1,075	(1,126)	(51)
New Zealand	188	(40)	148	78	(98)	(20)
Other overseas	(17)	(18)	(35)	11	(20)	(9)
Loan capital:
Australia	131	(44)	87	(39)	34	(5)
Other overseas	(1)	(11)	(12)	-	(10)	(10)
Other interest bearing liabilities:
Australia	(358)	(1,759)	(2,117)	116	(1,925)	(1,809)
New Zealand	(92)	37	(55)	(16)	201	185
Other overseas	(29)	-	(29)	(43)	(22)	(65)
Total change in interest expense	850	(5,077)	(4,227)	1,233	(2,964)	(1,731)
Change in net interest income:
Australia	160	234	394	37	483	520
New Zealand	155	(216)	(61)	110	(288)	(178)
Other overseas	115	(85)	30	409	(245)	164
Total change in net interest income	430	(67)	363	556	(50)	506

2013 WESTPAC GROUP ANNUAL REPORT	201

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

Key risks

¾    credit risk – the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac;

¾    liquidity risk – the risk that the Group will be unable to fund assets and meet obligations as they become due;

¾    market risk – the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, interest rates, commodity prices and equity prices. This includes interest rate risk in the banking book – the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities;

¾    operational risk – operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. The definition is aligned to the regulatory (Basel III) definition, including legal and regulatory risk but excluding strategic and reputation risk; and

¾    compliance risk – the risk of legal or regulatory sanction, financial or reputation loss, arising from our failure to abide by the compliance obligations required of us as a financial services group.

Other related risks

¾    business risk – the risk associated with the vulnerability of a line of business to changes in the business environment;

¾    environmental, social and governance risks – the risk that the Group damages its reputation or financial performance due to failure to recognise or address material existing or emerging sustainability related environmental, social or governance issues;

¾    equity risk – the potential for financial loss arising from movements in equity values. Equity risk may be direct, indirect or contingent;

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

202	2013 WESTPAC GROUP ANNUAL REPORT

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

The CEO and Executive Team are responsible for implementing our risk management strategy and frameworks, and for developing policies, controls, processes and procedures for identifying and managing risk in all of Westpac’s activities.

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

The 2nd Line of Defence – establishment of risk management frameworks and policies and risk management oversight

Our 2nd Line of Defence is a separate risk advisory, control and monitoring function which establishes frameworks, policies, limits and processes for the management, monitoring and reporting of risk. It also evaluates and opines on the adequacy and effectiveness of 1st Line controls and application of frameworks and policies and, where necessary, requires improvement and monitors the 1st Line’s progress toward remediation of identified deficiencies.

2013 WESTPAC GROUP ANNUAL REPORT	203

NOTE 27. FINANCIAL RISK (CONTINUED)

Our 2nd Line of Defence has three layers:

¾        our executive risk committees lead the optimisation of risk-reward by overseeing the development of risk appetite statements, risk management frameworks, policies and risk concentration controls, and monitoring Westpac’s risk profile for alignment with approved appetites and strategies;

¾        our Group Risk function is independent from the business divisions, reports to the CRO, and establishes and maintains the Group-wide risk management frameworks, policies and concentration limits that are approved by the BRMC. It also reports on Westpac’s risk profile to executive risk committees and the BRMC; and

¾        divisional risk areas are responsible for developing division-specific risk appetite statements, policies, controls, procedures, monitoring and reporting capability, which align to the Board’s Statement of Risk Appetite and the risk management frameworks approved by the BRMC. These risk areas are independent of the Divisions’ 1st Line business areas, with each divisional CRO having a direct reporting line to the CRO, as well as to their Division’s Group Executive.

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

¾    oversees the market risk management framework and key policies;

¾    oversees our market risk profile; and

¾    identifies emerging market risks and appropriate actions to address these.

204	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

Executive risk committees (continued)
Westpac Group Asset & Liability Committee (ALCO)

¾    leads the optimisation of funding and liquidity risk-reward across the Group;

¾    reviews the level and quality of capital to ensure that it is commensurate with the Group’s risk profile, business strategy and risk appetite;

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

Westpac Group Remuneration Oversight Committee (ROC)

¾    provides assurance that the remuneration arrangements across the Group have been examined from a People, Risk and Finance perspective;

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
Divisional business units
Business Units

¾    responsible for identifying, evaluating and managing the risks that they originate within approved risk appetite policies; and

¾    establish and maintain appropriate risk management controls, resources and self-assurance processes.

2013 WESTPAC GROUP ANNUAL REPORT	205

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

The collectively assessed provisions are established on a portfolio basis taking into account the level of arrears, collateral, past loss experience and expected defaults based on portfolio trends. The most significant factors in establishing these provisions are estimated loss rates and related emergence periods. The provisions also takes into account management’s assessment of changes or events that have recently occurred in sectors of the economy or in the economy as a whole that are not yet reflected in underlying provisioning factors. The future credit quality of these portfolios is subject to uncertainties that could cause actual credit losses to differ from reported loan impairment provisions. These uncertainties include the economic environment, notably interest rates, unemployment levels, payment behaviour and bankruptcy rates.

206	2013 WESTPAC GROUP ANNUAL REPORT

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

2013 WESTPAC GROUP ANNUAL REPORT	207

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
Derivative financial instruments

Master netting agreements are typically used to enable the effects of derivative assets and liabilities with the same counterparty to be offset when measuring these exposures. Additionally, collateralisation agreements are also typically entered into with major institutional counterparties to avoid the potential build up of excessive mark-to-market positions.

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
Loans – housing and personal[1]

Housing loans are secured by a mortgage over property, and additional security may take the form of guarantees and deposits. Personal lending (including credit cards and overdrafts) is predominantly unsecured. Where security is taken, it is restricted to eligible motor vehicles.

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

Risk reduction

Westpac recognises the following as eligible collateral for credit risk mitigation:

▪         cash, primarily in Australian dollars (AUD), New Zealand dollars (NZD), US dollars (USD), Canadian dollars (CAD), British pounds (GBP) or European Union euro (EUR);

▪         bonds issued by Australian Commonwealth, State and Territory governments or their Public Sector Enterprises, provided these attract a zero risk-weighting under Australian Prudential Standard (APS) 112;

▪         securities issued by other specified AA– / Aa3-rated sovereign governments; and

▪         credit-linked notes (provided the proceeds are invested in cash or other eligible collateral described above).

208	2013 WESTPAC GROUP ANNUAL REPORT

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

Management of risk mitigation

Westpac facilitates the management of these risks through controls covering:

▪         collateral valuation and management;

▪         credit portfolio management; and

▪         netting.

Collateral valuation and management

Westpac revalues collateral related to financial markets positions on a daily basis to monitor the net risk position, and has formal processes in place so that calls for collateral top-up or exposure reduction are made promptly. An independent operational unit has responsibility for monitoring these positions. The collaterisation arrangements are documented via the Credit Support Annex of the International Swaps and Derivatives Association (ISDA) dealing agreements.

Credit Portfolio Management

Credit Portfolio Management (CPM) is a division that manages the overall risk in Westpac’s corporate, sovereign and bank credit portfolios. CPM includes a dedicated portfolio trading desk with the specific mandate of actively monitoring the underlying exposure and any offsetting hedge positions. Specific reporting is maintained and monitored on the matching of hedges with underlying facilities, with any adjustments to hedges (including unwinds or extensions) managed dynamically. CPM purchases credit protection from entities meeting our acceptability criteria as described under the Risk reduction and Risk transfer sections above. CPM also sells protection to diversify risk.

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

Close-out netting is undertaken for off balance sheet financial market transactions with counterparties with whom Westpac has entered into a single bilateral master netting agreement which allows such netting in specified jurisdictions, and is supported by a written and reasoned legal opinion on the enforceability of that agreement. Close-out netting effectively aggregates pre-settlement risk exposure at time of default, thus reducing overall exposure.

27.2.5 Credit risk concentrations

A concentration of credit risk exists when a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions.

Westpac monitors its credit portfolio to manage risk concentrations. Exposures are actively managed from a portfolio perspective, with risk mitigation techniques used to rebalance the portfolio.

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

2013 WESTPAC GROUP ANNUAL REPORT	209

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

	Consolidated 2013
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	-	-	-	157	6,951	19	107	7,234	1,218
Agriculture, forestry and fishing	-	-	-	115	7,189	29	-	7,333	1,615
Construction	-	-	-	442	5,607	26	-	6,075	3,980
Finance and insurance	12,944	2,099	8,725	1,944	11,315	21,568	6,488	65,083	16,151
Government, administration and defence	20,501	12	17,464	3	878	192	-	39,050	1,483
Manufacturing	51	-	-	198	9,217	423	204	10,093	8,005
Mining	4	30	-	39	2,300	232	565	3,170	3,006
Property, property services and business services	37	12	3	3,358	45,672	489	683	50,254	13,698
Services[2]	305	22	9	777	8,938	121	111	10,283	5,291
Trade[3]	53	-	-	524	14,095	255	58	14,985	7,078
Transport and storage	7	39	188	94	8,774	593	45	9,740	3,186
Utilities[4]	174	130	123	34	2,968	891	165	4,485	2,979
Retail lending	-	106	-	340,139	-	33	-	340,278	70,435
Other	-	-	-	-	2,416	88	-	2,504	288
Total Australia	34,076	2,450	26,512	347,824	126,320	24,959	8,426	570,567	138,413
New Zealand
Accommodation, cafes and restaurants	-	-	-	307	148	-	1	456	78
Agriculture, forestry and fishing	16	-	1	528	5,602	30	4	6,181	635
Construction	-	-	-	784	411	1	1	1,197	364
Finance and insurance	2,624	-	590	681	1,033	2,564	162	7,654	1,496
Government, administration and defence	1,169	-	1,863	6	602	119	28	3,787	917
Manufacturing	-	-	-	405	1,661	48	4	2,118	1,369
Mining	-	-	-	23	455	2	-	480	145
Property, property services and business services	7	-	-	5,225	5,638	122	-	10,992	1,936
Services[2]	-	-	-	1,261	1,218	23	4	2,506	868
Trade[3]	1	-	-	1,118	1,706	17	-	2,842	1,162
Transport and storage	37	-	-	203	885	35	-	1,160	501
Utilities[4]	39	-	-	74	1,103	299	7	1,522	1,324
Retail lending	-	-	-	24,417	46	-	-	24,463	6,376
Other	-	-	-	1	44	-	-	45	257
Total New Zealand	3,893	-	2,454	35,033	20,552	3,260	211	65,403	17,428

1           Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 29 for further details regarding credit derivative exposures.

2           Services includes education, health and community services, cultural and recreational services and personal and other services.

3           Trade includes wholesale trade and retail trade.

4           Utilities includes electricity, gas and water and communication services.

210	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

	Consolidated 2013
	Trading Securities	Other Financial Assets Designated at Fair Value	Available -For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other overseas
Accommodation, cafes and restaurants	-	-	-	6	124	-	-	130	34
Agriculture, forestry and fishing	-	-	-	1	375	-	-	376	164
Construction	-	-	-	6	166	-	-	172	112
Finance and insurance	3,548	309	428	1	1,245	128	-	5,659	1,297
Government, administration and defence	4,813	-	608	1	30	9	-	5,461	3
Manufacturing	-	-	-	4	1,249	-	-	1,253	3,512
Mining	-	-	-	-	2,443	-	-	2,443	1,817
Property, property services and business services	-	-	-	52	310	-	-	362	217
Services[2]	-	-	-	4	168	-	-	172	20
Trade[3]	-	-	-	10	2,180	-	-	2,190	1,544
Transport and storage	-	-	-	4	436	-	-	440	160
Utilities[4]	-	-	9	-	299	-	-	308	170
Retail lending	-	-	-	848	52	-	-	900	127
Other	-	-	-	9	54	-	-	63	-
Total other overseas	8,361	309	1,045	946	9,131	137	-	19,929	9,177
Other risk concentrations
Amounts due from financial institutions								11,210
Regulatory deposits								1,571
Total gross credit risk	46,330	2,759	30,011	383,803	156,003	28,356	8,637	668,680	165,018

1             Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 29 for further details regarding credit derivative exposures.

2             Services includes education, health and community services, cultural and recreational services and personal and other services.

3             Trade includes wholesale trade and retail trade.

4             Utilities includes electricity, gas and water and communication services.

2013 WESTPAC GROUP ANNUAL REPORT	211

NOTE 27. FINANCIAL RISK (CONTINUED)

	Consolidated 2012
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business[1]	Derivatives[2]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia[1]
Accommodation, cafes and restaurants	-	-	-	166	6,940	30	24	7,160	995
Agriculture, forestry and fishing	-	-	-	118	7,431	33	-	7,582	1,783
Construction	-	-	-	421	5,892	35	29	6,377	3,817
Finance and insurance	17,941	1,959	2,369	1,583	11,518	26,842	6,098	68,310	16,311
Government, administration and defence	18,403	21	18,340	1	929	228	-	37,922	1,304
Manufacturing	116	-	-	210	10,453	369	215	11,363	7,861
Mining	13	45	-	33	1,803	92	582	2,568	3,025
Property, property services and business services	28	17	1	3,156	44,028	791	724	48,745	13,279
Services[3]	66	23	11	714	8,753	201	133	9,901	5,373
Trade[4]	32	-	-	514	15,354	273	66	16,239	7,111
Transport and storage	114	39	316	89	9,262	827	40	10,687	3,059
Utilities[5]	107	128	170	35	3,204	1,187	140	4,971	2,850
Retail lending	-	120	-	328,068	41	47	-	328,276	66,833
Other	8	-	1	-	2,298	90	-	2,397	244
Total Australia	36,828	2,352	21,208	335,108	127,906	31,045	8,051	562,498	133,845
New Zealand
Accommodation, cafes and restaurants	2	-	-	278	160	1	2	443	69
Agriculture, forestry and fishing	-	-	-	503	4,774	58	-	5,335	494
Construction	-	-	-	754	394	1	1	1,150	332
Finance and insurance	2,702	-	470	561	1,119	3,319	151	8,322	1,417
Government, administration and defence	440	-	1,715	5	520	162	27	2,869	722
Manufacturing	-	-	-	386	1,509	74	3	1,972	1,054
Mining	-	-	-	21	369	5	-	395	143
Property, property services and business services	60	-	-	4,372	4,876	171	3	9,482	1,622
Services[3]	-	-	-	1,222	879	25	-	2,126	855
Trade[4]	-	-	-	1,015	1,630	35	-	2,680	1,211
Transport and storage	-	-	-	202	836	58	-	1,096	478
Utilities[5]	8	-	-	69	982	288	2	1,349	1,270
Retail lending	-	-	-	20,737	41	-	-	20,778	5,393
Other	-	-	-	-	31	192	-	223	248
Total New Zealand	3,212	-	2,185	30,125	18,120	4,389	189	58,220	15,308

1             To improve presentation we have revised 2012 comparatives for loans – business booked in Australia to better reflect their industry concentration.

2             Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 29 for further details regarding credit derivative exposures.

3             Services includes education, health and community services, cultural and recreational services and personal and other services.

4             Trade includes wholesale trade and retail trade.

5             Utilities includes electricity, gas and water and communication services.

212	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

	Consolidated 2012
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other overseas
Accommodation, cafes and restaurants	-	-	-	4	152	-	-	156	23
Agriculture, forestry and fishing	-	-	-	-	68	-	-	68	88
Construction	-	-	-	7	65	-	-	72	83
Finance and insurance	4,460	288	389	1	725	54	-	5,917	1,211
Government, administration and defence	103	-	685	-	8	-	-	796	42
Manufacturing	-	-	-	2	1,785	-	-	1,787	2,346
Mining	-	-	-	1	249	-	-	250	909
Property, property services and business services	-	-	-	55	317	-	-	372	173
Services[2]	-	24	-	4	69	-	-	97	20
Trade[3]	-	-	-	9	1,757	-	-	1,766	1,522
Transport and storage	-	-	-	3	548	1	-	552	90
Utilities[4]	-	-	5	-	161	-	-	166	97
Retail lending	-	-	-	933	55	-	-	988	121
Other	-	-	-	11	31	-	-	42	-
Total other overseas	4,563	312	1,079	1,030	5,990	55	-	13,029	6,725
Other risk concentrations
Amounts due from financial institutions								10,228
Regulatory deposits								1,893
Total gross credit risk	44,603	2,664	24,472	366,263	152,016	35,489	8,240	645,868	155,878

1   Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 29 for further details regarding credit derivative exposures.

2   Services includes education, health and community services, cultural and recreational services and personal and other services.

3   Trade includes wholesale trade and retail trade.

4   Utilities includes electricity, gas and water and communication services.

2013 WESTPAC GROUP ANNUAL REPORT	213

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity 2013
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia
Accommodation, cafes and restaurants	-	-	-	155	6,857	19	-	7,031	1,218
Agriculture, forestry and fishing	-	-	-	114	7,007	29	-	7,150	1,615
Construction	-	-	-	437	4,877	26	-	5,340	3,978
Finance and insurance	12,944	1,507	8,713	1,924	11,088	21,623	-	57,799	16,151
Government, administration and defence	20,501	-	17,464	3	801	192	-	38,961	1,483
Manufacturing	51	-	-	196	8,920	423	-	9,590	8,005
Mining	4	-	-	38	2,175	232	-	2,449	3,005
Property, property services and business services	37	2	2	3,328	44,801	489	-	48,659	13,697
Services[2]	305	22	9	770	8,215	121	-	9,442	5,290
Trade[3]	53	-	-	519	13,601	255	-	14,428	7,056
Transport and storage	7	14	15	93	8,217	593	-	8,939	3,184
Utilities[4]	174	130	-	34	2,944	891	-	4,173	2,980
Retail Lending	-	106	-	336,253	-	33	-	336,392	70,434
Other	-	-	-	-	2,046	86	-	2,132	288
Total Australia	34,076	1,781	26,203	343,864	121,549	25,012	-	552,485	138,384
New Zealand
Accommodation, cafes and restaurants	-	-	-	-	-	-	-	-	-
Agriculture, forestry and fishing	16	-	-	-	8	30	-	54	14
Construction	-	-	-	-	3	1	-	4	11
Finance and insurance	1,468	-	-	-	22	2,561	-	4,051	60
Government, administration and defence	924	-	-	-	73	119	-	1,116	118
Manufacturing	-	-	-	-	2	48	-	50	103
Mining	-	-	-	-	-	2	-	2	-
Property, property services and business services	7	-	-	-	3	122	-	132	23
Services[2]	-	-	-	-	186	23	-	209	11
Trade[3]	1	-	-	-	-	17	-	18	202
Transport and storage	37	-	-	-	11	35	-	83	39
Utilities[4]	39	-	-	-	-	299	-	338	253
Retail lending	-	-	-	-	-	-	-	-	1
Other	-	-	-	-	-	2	-	2	-
Total New Zealand	2,492	-	-	-	308	3,259	-	6,059	835

1   Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 29 for further details regarding credit derivative exposures.

2   Services includes education, health and community services, cultural and recreational services and personal and other services.

3   Trade includes wholesale trade and retail trade.

4   Utilities includes electricity, gas and water and communication services.

214	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity 2013
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other overseas
Accommodation, cafes and restaurants	-	-	-	6	99	-	-	105	33
Agriculture, forestry and fishing	-	-	-	1	370	-	-	371	162
Construction	-	-	-	3	146	-	-	149	108
Finance and insurance	3,548	309	186	1	1,241	125	-	5,410	1,297
Government, administration and defence	4,812	-	5	-	30	9	-	4,856	3
Manufacturing	-	-	-	3	1,184	-	-	1,187	3,366
Mining	-	-	-	-	2,427	-	-	2,427	1,803
Property, property services and business services	-	-	-	20	166	-	-	186	205
Services[2]	-	-	-	2	156	-	-	158	19
Trade[3]	-	-	-	5	2,028	-	-	2,033	1,493
Transport and storage	-	-	-	3	283	-	-	286	144
Utilities[4]	-	-	-	-	271	-	-	271	169
Retail lending	-	-	-	358	34	-	-	392	35
Other	-	-	-	8	47	-	-	55	-
Total other overseas	8,360	309	191	410	8,482	134	-	17,886	8,837
Other risk concentrations
Amounts due from financial institutions								9,317
Regulatory deposits								1,463
Total gross credit risk	44,928	2,090	26,394	344,274	130,339	28,405	-	587,210	148,056

1   Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 29 for further details regarding credit derivative exposures.

2   Services includes education, health and community services, cultural and recreational services and personal and other services.

3   Trade includes wholesale trade and retail trade.

4   Utilities includes electricity, gas and water and communication services.

2013 WESTPAC GROUP ANNUAL REPORT	215

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity 2012
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business[1]	Derivatives[2]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Australia[1]
Accommodation, cafes and restaurants	-	-	-	166	6,831	30	-	7,027	995
Agriculture, forestry and fishing	-	-	-	118	7,204	33	-	7,355	1,783
Construction	-	-	-	421	5,143	35	-	5,599	3,817
Finance and insurance	17,941	1,396	2,336	1,583	11,378	26,553	-	61,187	16,311
Government, administration and defence	18,402	-	18,341	1	830	228	-	37,802	1,304
Manufacturing	116	-	-	210	10,122	369	-	10,817	7,861
Mining	13	-	-	33	1,664	92	-	1,802	3,025
Property, property services and business services	28	5	-	3,156	42,989	791	-	46,969	13,278
Services[3]	66	23	11	714	7,900	201	-	8,915	5,371
Trade[4]	32	-	-	514	14,781	273	-	15,600	7,081
Transport and storage	114	16	67	89	8,738	827	-	9,851	3,058
Utilities[5]	107	126	154	35	3,170	1,187	-	4,779	2,850
Retail Lending	-	120	-	324,588	41	47	-	324,796	66,833
Other	8	-	1	-	2,278	90	-	2,377	244
Total Australia	36,827	1,686	20,910	331,628	123,069	30,756	-	544,876	133,811
New Zealand
Accommodation, cafes and restaurants	2	-	-	-	-	1	-	3	-
Agriculture, forestry and fishing	-	-	-	-	-	58	-	58	35
Construction	-	-	-	-	-	1	-	1	40
Finance and insurance	1,263	-	-	-	3	3,312	-	4,578	65
Government, administration and defence	252	-	-	-	1	162	-	415	85
Manufacturing	-	-	-	-	30	74	-	104	135
Mining	-	-	-	-	1	5	-	6	-
Property, property services and business services	60	-	-	-	76	171	-	307	26
Services[3]	-	-	-	-	-	25	-	25	20
Trade[4]	-	-	-	-	6	35	-	41	201
Transport and storage	-	-	-	-	18	58	-	76	112
Utilities[5]	8	-	-	-	162	288	-	458	244
Retail lending	-	-	-	-	2	-	-	2	1
Other	-	-	-	-	9	192	-	201	1
Total New Zealand	1,585	-	-	-	308	4,382	-	6,275	965

1   To improve presentation we have revised 2012 comparatives for loans - business booked in Australia to better reflect their industry concentration.

2   Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 29 for further details regarding credit derivative exposures.

3   Services includes education, health and community services, cultural and recreational services and personal and other services.

4   Trade includes wholesale trade and retail trade.

5   Utilities includes electricity, gas and water and communication services.

216	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity 2012
	Trading Securities	Other Financial Assets Designated at Fair Value	Available- For-Sale Securities	Loans - Housing and Personal	Loans - Business	Derivatives[1]	Life Insurance Assets	Total (On Balance Sheet)	Credit Commit- ments
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Other overseas
Accommodation, cafes and restaurants	-	-	-	4	127	-	-	131	22
Agriculture, forestry and fishing	-	-	-	-	62	-	-	62	61
Construction	-	-	-	4	46	-	-	50	75
Finance and insurance	4,460	217	129	-	651	46	-	5,503	1,208
Government, administration and defence	103	-	-	-	7	-	-	110	42
Manufacturing	-	-	-	2	1,661	-	-	1,663	2,195
Mining	-	-	-	-	226	-	-	226	864
Property, property services and business services	-	-	-	16	169	-	-	185	163
Services[2]	-	-	-	1	53	-	-	54	19
Trade[3]	-	-	-	4	1,628	-	-	1,632	1,459
Transport and storage	-	-	-	2	410	-	-	412	68
Utilities[4]	-	-	-	-	134	-	-	134	96
Retail lending	-	-	-	397	33	-	-	430	34
Other	-	-	-	7	28	-	-	35	-
Total other overseas	4,563	217	129	437	5,235	46	-	10,627	6,306
Other risk concentrations
Amounts due from financial institutions								7,328
Regulatory deposits								1,773
Total gross credit risk	42,975	1,903	21,039	332,065	128,612	35,184	-	570,879	141,082

1   Derivatives give rise to credit risk where there is a positive current fair value. Credit derivatives also expose the writer of the contract to the risk of default of the referenced entity. See Note 29 for further details regarding credit derivative exposures.

2   Services includes education, health and community services, cultural and recreational services and personal and other services.

3   Trade includes wholesale trade and retail trade.

4   Utilities includes electricity, gas and water and communication services.

2013 WESTPAC GROUP ANNUAL REPORT	217

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

Financial assets of the Group at 30 September can be disaggregated as follows:

	Consolidated 2013
	Neither Past	Past Due				Total
	Due Nor	But Not			Impairment	Carrying
	Impaired	Impaired	Impaired	Total	Provision	Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	11,699	-	-	11,699	-	11,699
Receivables due from other financial institutions	11,210	-	-	11,210	-	11,210
Trading securities	46,330	-	-	46,330	-	46,330
Other financial assets designated at fair value	2,757	-	2	2,759	-	2,759
Derivative financial instruments	28,356	-	-	28,356	-	28,356
Available-for-sale securities	30,010	-	1	30,011	-	30,011
Loans:
Loans – housing and personal	369,740	13,455	608	383,803	(1,101)	382,702
Loans – business	149,272	3,739	2,992	156,003	(2,541)	153,462
Life insurance assets	8,632	5	-	8,637	-	8,637
Regulatory deposits with central banks overseas	1,571	-	-	1,571	-	1,571
Other financial assets	3,697	44	9	3,750	-	3,750
Total	663,274	17,243	3,612	684,129	(3,642)	680,487

	Consolidated 2012
	Neither Past	Past Due				Total
	Due Nor	But Not			Impairment	Carrying
	Impaired	Impaired	Impaired	Total	Provision	Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	12,523	-	-	12,523	-	12,523
Receivables due from other financial institutions	10,228	-	-	10,228	-	10,228
Trading securities	44,603	-	-	44,603	-	44,603
Other financial assets designated at fair value	2,664	-	-	2,664	-	2,664
Derivative financial instruments	35,489	-	-	35,489	-	35,489
Available-for-sale securities	24,471	-	1	24,472	-	24,472
Loans:
Loans – housing and personal	353,094	12,538	631	366,263	(1,042)	365,221
Loans – business	144,266	3,995	3,755	152,016	(2,792)	149,224
Life insurance assets	8,237	3	-	8,240	-	8,240
Regulatory deposits with central banks overseas	1,893	-	-	1,893	-	1,893
Other financial assets	4,273	41	11	4,325	-	4,325
Total	641,741	16,577	4,398	662,716	(3,834)	658,882

218	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

Financial assets of the Parent Entity at 30 September can be disaggregated as follows:

	Parent Entity 2013
	Neither Past	Past Due				Total
	Due Nor	But Not	Impairment			Carrying
	Impaired	Impaired	Impaired	Total	Provision	Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	9,509	-	-	9,509	-	9,509
Receivables due from other financial institutions	9,317	-	-	9,317	-	9,317
Trading securities	44,928	-	-	44,928	-	44,928
Other financial assets designated at fair value	2,088	-	2	2,090	-	2,090
Derivative financial instruments	28,405	-	-	28,405	-	28,405
Available-for-sale securities	26,394	-	-	26,394	-	26,394
Loans:
Loans – housing and personal	332,173	11,649	452	344,274	(867)	343,407
Loans – business	124,650	3,271	2,418	130,339	(2,089)	128,250
Life insurance assets	-	-	-	-	-	-
Regulatory deposits with central banks overseas	1,463	-	-	1,463	-	1,463
Due from subsidiaries	119,038	-	-	119,038	-	119,038
Other financial assets	3,179	38	7	3,224	-	3,224
Total	701,144	14,958	2,879	718,981	(2,956)	716,025

	Parent Entity 2012
	Neither Past	Past Due				Total
	Due Nor	But Not			Impairment	Carrying
	Impaired	Impaired	Impaired	Total	Provision	Value
	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	10,993	-	-	10,993	-	10,993
Receivables due from other financial institutions	7,328	-	-	7,328	-	7,328
Trading securities	42,975	-	-	42,975	-	42,975
Other financial assets designated at fair value	1,903	-	-	1,903	-	1,903
Derivative financial instruments	35,184	-	-	35,184	-	35,184
Available-for-sale securities	21,039	-	-	21,039	-	21,039
Loans:
Loans – housing and personal	320,632	10,960	473	332,065	(837)	331,228
Loans – business	122,193	3,410	3,009	128,612	(2,351)	126,261
Life insurance assets	-	-	-	-	-	-
Regulatory deposits with central banks overseas	1,773	-	-	1,773	-	1,773
Due from subsidiaries	92,740	-	-	92,740	-	92,740
Other financial assets	3,721	35	8	3,764	-	3,764
Total	660,481	14,405	3,490	678,376	(3,188)	675,188

2013 WESTPAC GROUP ANNUAL REPORT	219

NOTE 27. FINANCIAL RISK (CONTINUED)

27.2.7 Financial assets that are neither past due nor impaired

The credit quality of financial assets of the Group that are neither past due nor impaired have been assessed by reference to the credit risk rating system adopted internally:

	Consolidated
	2013				2012
	Strong	Good/ Satisfactory	Weak	Total	Strong	Good/ Satisfactory	Weak	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	11,699	-	-	11,699	12,523	-	-	12,523
Receivables due from other financial institutions	11,210	-	-	11,210	10,228	-	-	10,228
Trading securities[1]	46,330	-	-	46,330	44,553	50	-	44,603
Other financial assets designated at fair value[1]	2,611	145	1	2,757	2,450	210	4	2,664
Derivative financial instruments	27,246	1,060	50	28,356	34,611	781	97	35,489
Available-for-sale securities[1]	29,403	606	1	30,010	23,777	694	-	24,471
Loans:
Loans – housing and personal[2]	288,940	79,425	1,375	369,740	279,371	72,870	853	353,094
Loans – business	63,197	80,703	5,372	149,272	53,790	81,736	8,740	144,266
Life insurance assets[3]	8,560	72	-	8,632	8,143	94	-	8,237
Regulatory deposits with central banks overseas	1,378	116	77	1,571	1,706	125	62	1,893
Other financial assets[4]	3,270	410	17	3,697	3,085	1,182	6	4,273
Total financial assets	493,844	162,537	6,893	663,274	474,237	157,742	9,762	641,741

1            Trading securities, other financial assets designated at fair value and available-for-sale securities of nil (2012: $193 million) that do not have assigned credit ratings have been included in the strong category.

2            In the current year we have allocated loans – housing and personal into strong, good/satisfactory and weak categories. Previously these were all presented as good/satisfactory. We have revised comparatives for consistency.

3            Life insurance assets include $7,146 million (2012: $6,687 million) of unit linked investment contract assets and $1,399 million (2012: $1,320 million) of unrated investments in managed schemes and mortgages. The Group has no direct exposure to unit linked investments as the liability to policy holders are directly linked to the performance of these assets. The investments in managed schemes and mortgages are predominantly managed by the BT Financial Group.

4            Other financial assets includes accrued interest of $1,325 million (2012: $1,226 million) which is allocated to the relevant credit quality classifications in proportion to and to correspond with the loan balances to which it relates. Securities sold not yet delivered of $1,416 million (2012: $1,841 million) is also included in this balance which is allocated proportionately based on the trading securities balance classifications.

220	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity
	2013				2012
	Strong	Good/ Satisfactory	Weak	Total	Strong	Good/ Satisfactory	Weak	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Cash and balances with central banks	9,509	-	-	9,509	10,993	-	-	10,993
Receivables due from other financial institutions	9,317	-	-	9,317	7,328	-	-	7,328
Trading securities[1]	44,928	-	-	44,928	42,925	50	-	42,975
Other financial assets designated at fair value[1]	1,984	103	1	2,088	1,779	120	4	1,903
Derivative financial instruments	27,295	1,060	50	28,405	34,306	781	97	35,184
Available-for-sale securities[1]	26,377	16	1	26,394	21,036	3	-	21,039
Loans:
Loans – housing and personal[2]	278,576	52,498	1,099	332,173	270,949	49,204	479	320,632
Loans – business	55,752	64,569	4,329	124,650	47,156	67,759	7,278	122,193
Regulatory deposits with central banks overseas	1,379	7	77	1,463	1,705	6	62	1,773
Due from subsidiaries	119,038	-	-	119,038	92,740	-	-	92,740
Other financial assets[3]	2,868	297	14	3,179	2,685	1,031	5	3,721
Total financial assets	577,023	118,550	5,571	701,144	533,602	118,954	7,925	660,481

1            Trading securities and other financial assets designated at fair value of nil (2012: $193 million) that do not have assigned credit ratings have been included in the strong category.

2            In the current year we have allocated loans – housing and personal into strong, good/satisfactory and weak categories. Previously these were all presented as good/satisfactory. We have revised comparatives for consistency.

3            Other financial assets includes accrued interest of $1,159 million (2012: $1,065 million) which is allocated to the relevant credit quality classifications in proportion to and to correspond with the loan balances to which it relates. Securities sold not yet delivered of $1,383 million (2012: $1,841 million) is also included in this balance which is allocated proportionately based on the trading securities balance classifications.

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

	Consolidated
	2013			2012
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	%	%	%	%	%	%
Fully secured	95.8	54.3	83.8	94.7	55.0	83.2
Partially secured	1.3	24.3	7.9	1.7	24.5	8.3
Unsecured	2.9	21.4	8.3	3.6	20.5	8.5
Total	100.0	100.0	100.0	100.0	100.0	100.0

2013 WESTPAC GROUP ANNUAL REPORT	221

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity
	2013			2012
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	%	%	%	%	%	%
Fully secured	97.3	54.0	85.5	95.8	54.5	84.4
Partially secured	0.4	25.2	7.2	0.8	25.7	7.6
Unsecured	2.3	20.8	7.3	3.4	19.8	8.0
Total	100.0	100.0	100.0	100.0	100.0	100.0

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

Financial assets that were past due, but not impaired can be disaggregated based on days overdue at 30 September as follows:

	Consolidated
	2013				2012
	1–5 days	6–89 days	90+ days	Total	1–5 days	6–89 days	90+ days	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans
Loans – housing and personal	3,919	8,028	1,508	13,455	3,249	7,697	1,592	12,538
Loans – business	760	2,289	690	3,739	1,671	1,199	1,125	3,995
Life insurance assets	-	5	-	5	-	3	-	3
Other financial assets	12	26	6	44	12	22	7	41
Total	4,691	10,348	2,204	17,243	4,932	8,921	2,724	16,577

	Parent Entity
	2013				2012
	1–5 days	6–89 days	90+ days	Total	1–5 days	6–89 days	90+ days	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Loans
Loans – housing and personal	3,403	6,811	1,435	11,649	2,776	6,734	1,450	10,960
Loans – business	605	2,071	595	3,271	1,563	841	1,006	3,410
Life insurance assets	-	-	-	-	-	-	-	-
Other financial assets	10	23	5	38	11	18	6	35
Total	4,018	8,905	2,035	14,958	4,350	7,593	2,462	14,405

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

222	2013 WESTPAC GROUP ANNUAL REPORT

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

	Consolidated
	2013			2012
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	%	%	%	%	%	%
Fully secured	90.7	51.2	82.1	92.6	52.0	82.8
Partially secured	2.3	25.7	7.4	2.2	24.4	7.5
Unsecured	7.0	23.1	10.5	5.2	23.6	9.7
Total	100.0	100.0	100.0	100.0	100.0	100.0

	Parent Entity
	2013			2012
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	%	%	%	%	%	%
Fully secured	94.9	48.2	84.7	94.7	51.1	84.3
Partially secured	0.9	27.7	6.8	0.5	24.9	6.3
Unsecured	4.2	24.1	8.5	4.8	24.0	9.4
Total	100.0	100.0	100.0	100.0	100.0	100.0

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

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	2,329	2,528	2,840	136	121	138	22	37	46	2,487	2,686	3,024

2013 WESTPAC GROUP ANNUAL REPORT	223

NOTE 27. FINANCIAL RISK (CONTINUED)

27.2.10 Impaired loans

Financial assets assessed as impaired

The gross amount of impaired loans, along with the provision for impairment, by class of asset at 30 September, is summarised in the tables below:

	Consolidated
	2013			2012
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	$m	$m	$m	$m	$m	$m
Individually impaired
Gross amount	266	2,887	3,153	297	3,658	3,955
Impairment provision	(124)	(1,240)	(1,364)	(128)	(1,342)	(1,470)
Carrying amount	142	1,647	1,789	169	2,316	2,485
Collectively impaired
Gross amount	342	105	447	334	97	431
Impairment provision	(156)	(34)	(190)	(151)	(20)	(171)
Carrying amount	186	71	257	183	77	260
Total gross amount	608	2,992	3,600	631	3,755	4,386
Total impairment provision	(280)	(1,274)	(1,554)	(279)	(1,362)	(1,641)
Total carrying amount	328	1,718	2,046	352	2,393	2,745

	Parent Entity
	2013			2012
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	$m	$m	$m	$m	$m	$m
Individually impaired
Gross amount	173	2,324	2,497	196	2,920	3,116
Impairment provision	(87)	(1,036)	(1,123)	(79)	(1,148)	(1,227)
Carrying amount	86	1,288	1,374	117	1,772	1,889
Collectively impaired
Gross amount	279	94	373	277	89	366
Impairment provision	(127)	(29)	(156)	(130)	(19)	(149)
Carrying amount	152	65	217	147	70	217
Total gross amount	452	2,418	2,870	473	3,009	3,482
Total impairment provision	(214)	(1,065)	(1,279)	(209)	(1,167)	(1,376)
Total carrying amount	238	1,353	1,591	264	1,842	2,106

224	2013 WESTPAC GROUP ANNUAL REPORT

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

In the table below, an individually impaired financial asset is deemed to be ‘fully secured’ where the ratio of the impaired asset amount to our current estimated net present value of realisable collateral is less than or equal to 100%. Such assets are deemed to be ‘partially secured’ when this ratio exceeds 100% but not more than 150%, and ‘unsecured’ when either no security is held (e.g. can include credit cards, personal loans and exposure to corporate entities) or where the secured loan to recoverable value exceeds 150%.

	Consolidated
	2013			2012
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	%	%	%	%	%	%
Fully secured	63.3	24.8	31.3	62.0	19.8	25.9
Partially secured	11.2	24.4	22.2	10.0	27.9	25.3
Unsecured	25.5	50.8	46.5	28.0	52.3	48.8
Total	100.0	100.0	100.0	100.0	100.0	100.0

	Parent Entity
	2013			2012
	Loans –			Loans –
	Housing and	Loans –		Housing and	Loans –
	Personal	Business	Total	Personal	Business	Total
	%	%	%	%	%	%
Fully secured	73.3	23.4	31.3	66.0	17.0	23.7
Partially secured	7.1	23.9	21.3	4.7	26.7	23.7
Unsecured	19.6	52.7	47.4	29.3	56.3	52.6
Total	100.0	100.0	100.0	100.0	100.0	100.0

Impaired loans comprise non-performing loans, overdrafts, personal loans, revolving credit facilities greater than 90 days past due and restructured loans.

Non-performing loans

Non-performing loans are loans with an impaired internal risk grade, excluding restructured assets. These were attributed to the following geographical segments:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	2,574	3,212	3,437	586	743	736	89	79	114	3,249	4,034	4,287
Impairment provision	(1,099)	(1,199)	(1,215)	(210)	(224)	(212)	(54)	(40)	(60)	(1,363)	(1,463)	(1,487)
Net	1,475	2,013	2,222	376	519	524	35	39	54	1,886	2,571	2,800

2013 WESTPAC GROUP ANNUAL REPORT	225

NOTE 27. FINANCIAL RISK (CONTINUED)

Overdrafts, personal loans and revolving credit facilities greater than 90 days past due

Overdrafts, personal loans and revolving credit facilities greater than 90 days past due for the Group were attributed to the following geographical segments:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	181	186	186	14	12	13	-	1	1	195	199	200
Impairment provision	(126)	(126)	(138)	(9)	(7)	(8)	-	(1)	(1)	(135)	(134)	(147)
Net	55	60	48	5	5	5	-	-	-	60	65	53

Restructured financial assets

Assets are deemed to be restructured financial assets when the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer.

Restructured financial assets for the Group were attributed to the following geographical segments:

	Consolidated
	Australia			New Zealand			Other Overseas			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Gross amount	34	43	21	-	-	1	122	110	107	156	153	129
Impairment provision	(23)	(19)	(11)	-	-	-	(33)	(25)	(18)	(56)	(44)	(29)
Net	11	24	10	-	-	1	89	85	89	100	109	100

Restructured financial assets of the parent entity as at 30 September 2012 were:

	2013	2012
	$m	$m
Gross amount	153	150
Impairment provision	(56)	(44)
Net	97	106

The following table summarises the interest received and forgone on impaired and restructured financial assets:

	Consolidated 2013
	Australia	Overseas	Total
	$m	$m	$m
Interest received	14	18	32
Interest forgone	255	16	271

27.3 Funding and liquidity risk management

Liquidity risk is the risk that the Group will be unable to fund assets and meet obligations as they become due. This risk could potentially arise as a result of:

▪         an inability to meet efficiently both expected and unexpected current and future cashflows and collateral needs without affecting either daily operations or the financial condition of the bank; and/or

▪         inadequate market depth or market disruption impacting the ability to easily offset or eliminate a position at the market price.

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

226	2013 WESTPAC GROUP ANNUAL REPORT

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

Wholesale funding

The Group monitors the composition and stability of its funding base so it is maintained within the Group’s funding and liquidity risk appetite. This includes a target of greater than 75% for the Stable Funding Ratio. Stable funding includes customer deposits, wholesale term funding with residual maturity greater than 12 months, equity and securitisation.

The Group’s funding profile continued to strengthen through 2013, with improvements in key funding and liquidity metrics. Growth in customer deposits ahead of growth in new lending supported an increase in the Stable Funding Ratio of 99 basis points to 84% at 30 September 2013. Customer deposits as a proportion of total funding increased by 290 basis points to 61%. The Group’s stable funding sources include an additional 2% from securitisation, 14% from long term funding with a residual maturity greater than one year and 7% from equity.

The proportion of total funding from wholesale sources maturing within one year decreased by 99 basis points to 16%.

Strong customer deposit growth also saw a significant increase in the Group’s customer deposit to loan ratio, up 377 basis points to 71.4% at 30 September 2013 from 67.6% at 30 September 2012, with customer deposits increasing $34.9 billion over the year and net loans increasing $21.7 billion.

Maintaining a diverse funding base and ensuring the Group has capacity and flexibility to access a wide range of funding markets, debt investors and products is an important part of managing liquidity risk.

In 2013, the Group raised $21.6 billion in wholesale term funding, with a weighted average maturity of 4.8 years. The Group’s strong product capabilities enabled access to a wide range of investors through issuance in a number of formats, including Additional Tier 1 and Tier 2 capital, senior unsecured debt, covered bonds, RMBS and Auto ABS, the latter being the first Auto ABS issued by a major Australian bank. The Group is also the only Australian bank to issue in SEC registered format in the United States enabling it to access both institutional and retail investors.

Importantly, higher levels of liquidity also enabled the Group to buy back $8.1 billion mainly in Government-guaranteed debt over the year, which has reduced the Group’s refinancing requirements in 2014 and 2015.

Borrowings and outstandings from existing debt programs and issuing shelves at 30 September 2013 can be found in various notes to the financial statements including Note 17, Note 18, Note 22 and Note 23.

2013 WESTPAC GROUP ANNUAL REPORT	227

NOTE 27. FINANCIAL RISK (CONTINUED)

Credit ratings

As at 30 September 2013 the Parent Entity’s credit ratings were:

2013
	Short-term	Long-term	Outlook
Standard & Poor’s	A–1+	AA–	Stable
Moody’s Investors Services	P–1	Aa2	Stable
Fitch Ratings	F1+	AA–	Stable

As of 30 September 2013, approximately 32% of the Group’s total funding originated from wholesale funding markets, principally in Australia, the United States, Europe and Japan. Investors in these markets have historically relied significantly upon credit ratings issued by independent credit rating organisations in making their investment decisions. If Westpac’s credit ratings were to decline from current levels, the Group’s borrowing costs and capacity may be adversely affected. A downgrade in Westpac’s credit ratings from current levels is likely to require the Group to pay higher interest rates than we do currently on our wholesale borrowings. This would increase the Group’s funding costs and could reduce net interest margins. In addition, the Group’s borrowing capacity could be diminished, which may adversely affect the Group’s ability to fund the growth of our balance sheet or reduce our liquidity.

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

Liquid assets that qualify as eligible collateral for repurchase agreements with an applicable central bank (including internal securitisation) have increased by $15.5 billion to $125.6 billion over the last 12 months, as a result of strong customer deposit growth and collateral inflows from declines in the value of the Australian dollar. This elevated level of liquidity has provided flexibility to the Group to be selective in its timing of executing wholesale issuance.

WIB also has holdings of trading securities which arise from its daily business operations. These assets are typically high quality investment grade names and stock is generally very liquid. While these assets are excluded from the Group’s prudential liquidity portfolio, we do consider them as a source of funds in our crisis scenario analysis.

A summary of liquid asset holdings is as follows:

	2013		2012
	Actual	Average	Actual	Average
	$m	$m	$m	$m
Cash	8,522	9,047	9,057	7,981
Receivables due from other financial institutions	1,370	1,308	2,026	1,648
Trading securities	32,711	35,142	32,680	36,083
Available-for-sale securities	27,845	24,947	22,462	19,401
Loans[1]	54,536	45,542	43,108	35,917
Regulatory deposits with central banks	663	627	841	394
Total liquid assets	125,647	116,613	110,174	101,424

1            Loans are self-originated AAA rated mortgage backed securities which are eligible for repurchase with the Reserve Bank of Australia and Reserve Bank of New Zealand.

228	2013 WESTPAC GROUP ANNUAL REPORT

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

Liquidity review

The table below outlines the review performed in managing our liquidity:

Frequency	Liquidity report
Daily	▪ Produced by Finance
▪ Reviewed by Group Risk
▪ Monitored within Treasury
Monthly	▪ Submitted to the BBRC[1]
▪ Submitted to ALCO
▪ Submitted to APRA
Quarterly	▪ Submitted to the BRMC

1           BBRC is the Banking Book Risk Committee, a sub-committee of MARCO, responsible for oversight of liquidity and interest rate risk mismatches in the banking book.

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

In response to its observation and review process, the BCBS issued a revised framework for the LCR and liquidity risk monitoring in January 2013, including proposed recalibration of certain elements and phase-in arrangements over four years for the LCR from January 2015.

Following a consultation process in mid-2013, APRA released a revised liquidity standard (APS 210) May 2013. APRA adopted the majority of the revisions to the LCR announced by the BCBS in January 2013, with the key exception being that APRA has not adopted the proposed phase-in of the LCR and has retained the requirement for a minimum LCR of 100% from 1 January 2015. The remaining qualitative requirements come into force from 1 January 2014. Westpac’s liquidity risk management framework will be amended to address the new standard by 1 January 2014.

The LCR requires banks to hold sufficient high-quality liquid assets, as defined, to withstand 30 days under an acute stress scenario. Since there are insufficient Government bonds available in the Australian marketplace to allow institutions to meet the LCR, the Reserve Bank of Australia (RBA) has announced, jointly with the Australian Prudential Regulation Authority (APRA), that it will make available to Australian institutions a Committed Liquidity Facility (CLF) that can be accessed to meet the LCR requirement.

APRA has released draft prudential standards regarding the implementation of the Basel III liquidity framework in Australia but, until the final standards are released and full details on operation of the RBA Committed Liquidity Facility are known, the full extent of the impact on the Group is uncertain.

2013 WESTPAC GROUP ANNUAL REPORT	229

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

Financial liabilities at fair value through income statement are not all managed for liquidity purposes on the basis of their contractual maturity. The liabilities that we manage based on their contractual maturity are presented on a contractual undiscounted basis in the tables below:

	Consolidated 2013
		Over	Over	Over
	Up to	1 Month to	3 Months to	1 Year to	Over
	1 Month	3 Months	1 Year	5 Years	5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	6,176	1,642	554	491	-	8,863
Deposits and other borrowings	271,597	67,642	73,161	16,870	367	429,637
Financial liabilities at fair value through income statement	10,302	-	-	-	-	10,302
Derivative financial instruments:
Held for trading	26,029	-	-	-	-	26,029
Held for hedging purposes (net settled)	99	238	699	1,599	247	2,882
Held for hedging purposes (gross settled):
Cash outflow	1,602	5,175	7,508	21,103	146	35,534
Cash inflow	(1,488)	(4,793)	(5,457)	(17,812)	(115)	(29,665)
Debt issues	6,167	10,013	43,540	82,639	12,065	154,424
Other financial liabilities	1,972	516	2,321	-	-	4,809
Total liabilities excluding loan capital	322,456	80,433	122,326	104,890	12,710	642,815
Loan capital[1]	3,450	63	175	6,689	-	10,377
Total undiscounted financial liabilities	325,906	80,496	122,501	111,579	12,710	653,192
Total contingent liabilities and commitments
Commitments to extend credit	148,368	-	-	-	-	148,368
Other commitments	44	-	-	-	-	44
Total undiscounted contingent liabilities and commitments	148,412	-	-	-	-	148,412

1           Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month.

230	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

	Consolidated 2012
		Over	Over	Over
	Up to	1 Month to	3 Months to	1 Year to	Over
	1 Month	3 Months	1 Year	5 Years	5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	6,100	980	49	445	-	7,574
Deposits and other borrowings	229,158	76,518	78,380	16,302	745	401,103
Financial liabilities at fair value through income statement	9,555	1	31	262	159	10,008
Derivative financial instruments:
Held for trading	28,852	-	-	-	-	28,852
Held for hedging purposes (net settled)	72	186	903	2,367	955	4,483
Held for hedging purposes (gross settled):
Cash outflow	1,555	6,091	9,679	25,481	3,612	46,418
Cash inflow	(1,396)	(5,406)	(6,461)	(20,142)	(2,979)	(36,384)
Debt issues	8,603	14,266	33,074	93,803	11,155	160,901
Other financial liabilities	2,116	466	2,094	-	-	4,676
Total liabilities excluding loan capital	284,615	93,102	117,749	118,518	13,647	627,631
Loan capital[1]	3,130	76	1,818	4,062	1,128	10,214
Total undiscounted financial liabilities	287,745	93,178	119,567	122,580	14,775	637,845
Total contingent liabilities and commitments
Commitments to extend credit	139,809	-	-	-	-	139,809
Other commitments	98	-	-	-	-	98
Total undiscounted contingent liabilities and commitments	139,907	-	-	-	-	139,907

1      Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month.

2013 WESTPAC GROUP ANNUAL REPORT	231

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity 2013
		Over	Over	Over
	Up to	1 Month to	3 Months to	1 Year to	Over
	1 Month	3 Months	1 Year	5 Years	5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	6,078	1,642	554	491	-	8,765
Deposits and other borrowings	246,524	59,694	62,747	15,408	367	384,740
Financial liabilities at fair value through income statement	10,302	-	-	-	-	10,302
Derivative financial instruments:
Held for trading	26,180	-	-	-	-	26,180
Held for hedging purposes (net settled)	74	227	656	1,543	241	2,741
Held for hedging purposes (gross settled):
Cash outflow	1,525	4,025	7,078	15,742	146	28,516
Cash inflow	(1,431)	(3,760)	(5,122)	(13,281)	(115)	(23,709)
Debt issues	4,695	7,111	37,867	69,771	10,745	130,189
Due to subsidiaries	120,553	-	-	-	-	120,553
Other financial liabilities	1,937	445	2,006	-	-	4,388
Total liabilities excluding loan capital	416,437	69,384	105,786	89,674	11,384	692,665
Loan capital[1]	3,450	63	175	6,689	-	10,377
Total undiscounted financial liabilities	419,887	69,447	105,961	96,363	11,384	703,042
Total contingent liabilities and commitments
Commitments to extend credit	132,271	-	-	-	-	132,271
Other commitments	44	-	-	-	-	44
Total undiscounted contingent liabilities and commitments	132,315	-	-	-	-	132,315

1      Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month.

232	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity 2012
		Over	Over	Over
	Up to	1 Month to	3 Months to	1 Year to	Over
	1 Month	3 Months	1 Year	5 Years	5 Years	Total
	$m	$m	$m	$m	$m	$m
Liabilities
Payables due to other financial institutions	6,080	941	49	430	-	7,500
Deposits and other borrowings	207,693	71,021	70,840	14,559	743	364,856
Financial liabilities at fair value through income statement	9,555	1	31	262	159	10,008
Derivative financial instruments:
Held for trading	29,124	-	-	-	-	29,124
Held for hedging purposes (net settled)	50	182	746	2,295	926	4,199
Held for hedging purposes (gross settled):
Cash outflow	1,452	4,879	5,252	22,227	3,338	37,148
Cash inflow	(1,331)	(4,199)	(3,772)	(17,867)	(2,780)	(29,949)
Debt issues	6,463	11,538	27,817	81,081	9,234	136,133
Due to subsidiaries	93,379	-	-	-	-	93,379
Other financial liabilities	2,079	389	1,747	-	-	4,215
Total liabilities excluding loan capital	354,544	84,752	102,710	102,987	11,620	656,613
Loan capital[1]	3,130	76	1,818	4,062	1,128	10,214
Total undiscounted financial liabilities	357,674	84,828	104,528	107,049	12,748	666,827
Total contingent liabilities and commitments
Commitments to extend credit	125,787	-	-	-	-	125,787
Other commitments	98	-	-	-	-	98
Total undiscounted contingent liabilities and commitments	125,885	-	-	-	-	125,885

1      Where the terms of loan capital instruments include contingent settlement clauses, amounts due have been disclosed as up to one month.

2013 WESTPAC GROUP ANNUAL REPORT	233

NOTE 27. FINANCIAL RISK (CONTINUED)

27.3.5 Expected maturity

The tables below present the balance sheet based on expected maturity dates. The liability balances in the following tables will not agree to the contractual maturity tables (27.3.4 Contractual maturity of financial liabilities) due to the analysis below being based on expected rather than contractual maturities, the impact of discounting and the exclusion of interest accruals beyond the reporting period. Included in the tables below are equity securities classified as trading securities, available-for-sale investments and life insurance assets that have no specific maturity. These assets have been classified based on the expected period of disposal. Deposits are presented in the table below on a contractual basis, however as part of our normal banking operations we would expect a large proportion of these balances to be retained.

	Consolidated 2013
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	11,699	-	11,699
Receivables due from other financial institutions	11,210	-	11,210
Trading securities	24,967	21,363	46,330
Other financial assets designated at fair value	880	1,879	2,759
Derivative financial instruments	21,026	7,330	28,356
Available-for-sale securities	1,434	28,577	30,011
Loans (net of provisions)	82,247	453,917	536,164
Life insurance assets	409	8,228	8,637
Regulatory deposits with central banks overseas	975	596	1,571
All other assets	5,008	14,858	19,866
Total assets	159,855	536,748	696,603
Liabilities
Payables due to other financial institutions	8,347	489	8,836
Deposits and other borrowings	408,651	15,831	424,482
Financial liabilities at fair value through income statement	10,288	14	10,302
Derivative financial instruments	22,278	10,712	32,990
Debt issues	54,479	89,654	144,133
Life insurance policy liabilities	-	7,426	7,426
All other liabilities	10,319	1,304	11,623
Total liabilities excluding loan capital	514,362	125,430	639,792
Loan capital	-	9,330	9,330
Total liabilities	514,362	134,760	649,122
Net assets/(net liabilities)	(354,507)	401,988	47,481

234	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

	Consolidated 2012
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	12,523	-	12,523
Receivables due from other financial institutions	10,228	-	10,228
Trading securities	22,843	21,760	44,603
Other financial assets designated at fair value	1,102	1,562	2,664
Derivative financial instruments	23,922	11,567	35,489
Available-for-sale securities	822	23,650	24,472
Loans (net of provisions)	89,931	424,514	514,445
Life insurance assets	723	7,517	8,240
Regulatory deposits with central banks overseas	225	1,668	1,893
All other assets	5,553	14,855	20,408
Total assets	167,872	507,093	674,965
Liabilities
Payables due to other financial institutions	7,131	433	7,564
Deposits and other borrowings	380,189	14,802	394,991
Financial liabilities at fair value through income statement	9,959	5	9,964
Derivative financial instruments	25,522	13,413	38,935
Debt issues	50,496	97,351	147,847
Life insurance policy liabilities	13	7,195	7,208
All other liabilities	10,738	1,962	12,700
Total liabilities excluding loan capital	484,048	135,161	619,209
Loan capital	2,762	6,775	9,537
Total liabilities	486,810	141,936	628,746
Net assets/(net liabilities)	(318,938)	365,157	46,219

2013 WESTPAC GROUP ANNUAL REPORT	235

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity 2013
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	9,509	-	9,509
Receivables due from other financial institutions	9,317	-	9,317
Trading securities	23,803	21,125	44,928
Other financial assets designated at fair value	632	1,458	2,090
Derivative financial instruments	21,029	7,376	28,405
Available-for-sale securities	503	25,891	26,394
Loans (net of provisions)	68,475	403,182	471,657
Regulatory deposits with central banks overseas	867	596	1,463
Due from subsidiaries	119,038	-	119,038
Investments in subsidiaries	-	4,880	4,880
All other assets	4,180	11,859	16,039
Total assets	257,353	476,367	733,720
Liabilities
Payables due to other financial institutions	8,250	488	8,738
Deposits and other borrowings	365,728	14,480	380,208
Financial liabilities at fair value through income statement	10,288	14	10,302
Derivative financial instruments	22,202	10,236	32,438
Debt issues	47,544	74,011	121,555
Due to subsidiaries	120,553	-	120,553
All other liabilities	8,809	879	9,688
Total liabilities excluding loan capital	583,374	100,108	683,482
Loan capital	-	9,330	9,330
Total liabilities	583,374	109,438	692,812
Net assets/(net liabilities)	(326,021)	366,929	40,908

236	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

	Parent Entity 2012
	Due within	Greater than
	12 Months	12 Months	Total
	$m	$m	$m
Assets
Cash and balances with central banks	10,993	-	10,993
Receivables due from other financial institutions	7,328	-	7,328
Trading securities	21,453	21,522	42,975
Other financial assets designated at fair value	779	1,124	1,903
Derivative financial instruments	23,625	11,559	35,184
Available-for-sale securities	15	21,024	21,039
Loans (net of provisions)	75,957	381,532	457,489
Regulatory deposits with central banks overseas	106	1,667	1,773
Due from subsidiaries	92,740	-	92,740
Investments in subsidiaries	-	4,692	4,692
All other assets	4,526	11,963	16,489
Total assets	237,522	455,083	692,605
Liabilities
Payables due to other financial institutions	7,071	419	7,490
Deposits and other borrowings	346,131	13,198	359,329
Financial liabilities at fair value through income statement	9,959	5	9,964
Derivative financial instruments	25,466	12,337	37,803
Debt issues	42,858	81,841	124,699
Due to subsidiaries	93,379	-	93,379
All other liabilities	9,140	1,501	10,641
Total liabilities excluding loan capital	534,004	109,301	643,305
Loan capital	2,762	6,775	9,537
Total liabilities	536,766	116,076	652,842
Net assets/(net liabilities)	(299,244)	339,007	39,763

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

27.4.1 Traded market risk

Approach

Westpac’s exposure to traded market risk arises out of the trading activities of Financial Markets and Treasury. These activities are controlled by a Board-approved market risk framework that incorporates a Board-approved Value at Risk (VaR) limit. VaR is the primary mechanism for measuring and controlling market risk. Market risk is managed using VaR and structural risk limits (including volume limits and basis point value limits) in conjunction with scenario analysis and stress testing. Market risk limits are allocated to business managers based upon business strategies and experience, in addition to the consideration of market liquidity and concentration of risks. All trades are fair valued daily, using the appropriate fair value methodology as described in Note 28. Rates that have limited independent sources are reviewed at least on a monthly basis.

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

2013 WESTPAC GROUP ANNUAL REPORT	237

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

Risk reporting

Daily monitoring of current exposure and limit utilisation is conducted independently by the FMTR unit, which monitors market risk exposures against VaR and structural limits. Daily VaR position reports are produced by risk type, by product lines and by geographic region. These are supplemented by structural risk reporting, advice of profit or loss trigger levels and stress testing escalation trigger points. Model accreditation has been granted by APRA to use the internal model for the determination of regulatory capital for the key classes of interest rate (general market), foreign exchange, commodity and equity risks (including specific risk). Under the model, regulatory capital is derived from both the current VaR window (market data is based upon the most recent 12 months of historical data) and a Stressed VaR window (12 months of market data that includes a period of significant financial stress), where these VaR measures are calculated as a 10-day, 99th percentile, one-tailed confidence interval. Specific risk refers to the variations in individual security prices that cannot be explained by general market movements and event and default risk. Interest rate specific risk capital (specific issuer risk) is calculated using the Standard method and is added to the VaR regulatory capital measure.

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

▪         legal counsel approves documentation for compliance with relevant laws and regulations.

238	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

The table below depicts the aggregate VaR, by risk type, for the years ended 30 September 2013, 30 September 2012 and 30 September 2011:

	Consolidated and Parent Entity[1]
	30 September 2013			30 September 2012			30 September 2011
	High	Low	Average	High	Low	Average	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m	$m
Interest rate risk	30.8	9.1	16.7	29.0	10.5	18.4	40.9	12.8	24.7
Foreign exchange risk	5.7	0.5	2.1	8.0	0.8	3.3	8.4	0.8	3.3
Equity risk	0.8	0.1	0.3	1.8	0.2	0.5	1.7	0.2	0.5
Commodity risk[2]	6.1	1.2	2.9	5.1	1.0	2.5	6.6	1.1	2.7
Other market risks[3]	13.0	5.8	7.9	21.6	7.8	16.6	24.9	16.6	21.1
Diversification effect	n/a	n/a	(10.7)	n/a	n/a	(12.5)	n/a	n/a	(20.7)
Net market risk	35.4	12.5	19.2	41.2	16.8	28.8	50.0	19.9	31.6

1           In the current year we have revised our presentation to compare aggregate VaR from a six monthly to an annual basis. We have revised comparatives for consistency.

2           Includes electricity risk.

3           Includes prepayment risk and credit spread risk (exposure to movements in generic credit rating bands).

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

CCE trading activities include electricity, gas, oil, emission, agricultural products, base metals and precious metals. These activities involve dealings in swaps, options, swaptions, Asian options and futures. Energy trading also includes Settlement Residue Auctions (SRAs) and Renewable Energy Certificates (RECs). Carbon trading activities includes Australian, New Zealand and European carbon units.

The total fair value of commodity, carbon and energy contracts outstanding as at 30 September 2013 were $9 million (2012: $8 million).

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

A comparison between the NII outcomes from these modelled scenarios indicates the sensitivity to interest rate changes.

2013 WESTPAC GROUP ANNUAL REPORT	239

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

As a result of the requirement to translate earnings and net assets of the foreign operations into our Australian dollar consolidated financial statements, movements in exchange rates could lead to changes in the Australian dollar equivalent of offshore earnings and capital which could introduce variability to our reported financial results. This is referred to as translation risk. In order to minimise this exposure, we manage the foreign exchange rate risk associated with offshore earnings and capital as follows:

▪         foreign currency denominated earnings that are generated during the current financial year are hedged;

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

Risk mitigation

IRRBB stems from the ordinary course of banking activities, including structural interest rate risk (the mismatch between the duration of assets and liabilities) and capital management. Hedging Westpac’s exposure to interest rate risk is undertaken using derivatives. The hedge accounting strategy adopted is to utilise a combination of cash flow, fair value and net investment hedge approaches. Some derivatives held for economic hedging purposes do not meet the criteria for hedge accounting as defined under AASB 139 Financial Instruments: Recognition and Measurement, and therefore are accounted for in the same way as derivatives held for trading.

The same controls as used to monitor traded market risk allow for the continuous monitoring by management of IRRBB.

Value at risk – IRRBB

The table below depicts VaR for IRRBB:

	30 September 2013				30 September 2012
	As at	High	Low	Average	As at	High	Low	Average
	$m	$m	$m	$m	$m	$m	$m	$m
Consolidated	8.8	21.0	6.7	11.8	9.4	15.7	2.4	8.4

As at 30 September 2013 the value at risk – IRRBB for the Parent Entity was $7.6 million (30 September 2012: $9.4 million).

240	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 27. FINANCIAL RISK (CONTINUED)

Net interest income-at-risk (NaR)

The table below depicts NaR assuming a 100 basis point shock (decrease) over the next 12 months as a percentage of reported net interest income:

	30 September 2013				30 September 2012
		Maximum	Minimum	Average		Maximum	Minimum	Average
	As at	Exposure	Exposure	Exposure	As at	Exposure	Exposure	Exposure
	%	%	%	%	%	%	%	%
Consolidated	0.51	0.98	0.24	0.64	1.07	1.84	0.60	1.32
Parent Entity	0.53	1.03	0.20	0.68	1.18	2.23	0.60	1.56

Equity risk

Financial assets classified as available-for-sale are subject to market risk which is not captured by the market risk VaR. Regular reviews are performed to substantiate the valuation of equity investments and are regularly reviewed by management for impairment. Whilst the fair value of individual equity securities classified as available-for-sale can fluctuate considerably, the overall impact to the Group is not material.

NOTE 28. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

Fair Valuation Control Framework

The Group’s control environment uses a well-established Fair Valuation Control Framework to ensure that fair value is either determined or validated by a function independent of the party that undertakes the transaction. This framework formalises the policies and procedures used by the Group to achieve compliance with relevant accounting, industry and regulatory standards. The framework includes specific controls relating to the revaluation of financial instruments, independent price verification, fair value adjustments and financial reporting.

A key element of the Fair Valuation Control Framework is the Revaluation Committee, comprising senior finance and risk valuation experts from within the Group. The Revaluation Committee review the application of the agreed policies and procedures to ensure a fair value measurement basis is applied.

The method of determining fair value according to the Fair Valuation Control Framework differs depending on the information available.

Quoted price in an active market

The best evidence of fair value is a quoted price in an active market. Wherever possible the Group determines the fair value of a financial instrument based on the quoted price.

Valuation techniques

Where no direct quoted price in an active market is available, the Group applies present value estimates or other market accepted valuation techniques. The use of a market accepted valuation technique will typically involve the use of a valuation model and appropriate inputs to the model.

The majority of models used by the Group employ only observable market data as inputs. However, for certain financial instruments data may be employed which is not readily observable in current markets. Typically in these instances valuation inputs will be derived using alternative means (including extrapolation from other relevant market data) and tested against historic transactions. The use of these inputs will require a high degree of management judgment.

In order to determine a reliable fair value, where appropriate, management may apply adjustments to the techniques used above. These adjustments reflect the Group’s assessment of factors that market participants would consider in setting the fair value.

When determining the fair value of financial instruments, adjustments are made to the mid-market valuations to cover credit risk and bid-offer spreads.

▪         Credit valuation adjustment (CVA)

Some market and model derived valuations assume similar credit quality for all counterparties. To correct for this assumption, a CVA is employed on the majority of derivative positions which reflects the market view of the counterparty credit risk. A debit valuation adjustment (DVA) is employed to adjust for our own credit risk.

Westpac uses a Monte Carlo simulation methodology to calculate the expected future credit exposure for all derivative exposures including inputs regarding probabilities of default (PDs) and loss given default (LGD). PDs are derived from market observed credit spreads by reference to credit default swap (CDS) for individual or sector curves for the relevant tenors to calculate CVA, and Westpac’s CDS curve for the relevant tenors to calculate DVA. PDs are then applied to the horizon of potential exposures to derive both the CVA and DVA.

2013 WESTPAC GROUP ANNUAL REPORT	241

NOTE 28. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

▪         Bid-offer spreads

The fair value of financial assets and liabilities should reflect bid prices for assets and offer prices for liabilities. Prices are adjusted to reflect current bid-offer spreads.

The fair values of large holdings of financial instruments are based on a multiple of the estimated value of a single instrument, and do not include block adjustments for the size of the holding.

Fair value hierarchy

The Group categorises all fair value instruments according to the following hierarchy:

▪         Level 1

Financial instruments valued using recent unadjusted quoted prices in active markets for identical assets or liabilities. An active market is one in which prices are readily and regularly available and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Valuation of Level 1 instruments require little or no management judgment.

Financial instruments included in this class are spot and exchange traded derivatives for equities, foreign exchange, commodities and interest rate products.

▪         Level 2

Valuation techniques utilising observable market prices applied to these assets or liabilities include the use of market standard discounting methodologies, option pricing models and other valuation techniques widely used and accepted by market participants.

The financial instruments included in this category are mainly over the counter (OTC) derivatives with observable market inputs and financial instruments with fair value derived from consensus pricing with sufficient contributors. Financial instruments included in the Level 2 category are:

–        trading securities – including government bonds, state government bonds, corporate fixed rate bonds and floating rate bonds; and

–        derivatives – including interest rate swaps, credit default swaps, foreign exchange swaps, foreign exchange options and equity options.

▪         Level 3

Financial instruments valued using at least one input that could have a significant effect on the instrument’s valuation which is not based on observable market data (unobservable input). Unobservable inputs are those not readily available in an active market due to illiquidity or complexity of the product. These inputs are generally derived and extrapolated from other relevant market data and calibrated against current market trends and historic transactions.

These valuations are calculated using a high degree of management judgment.

Financial instruments included in the Level 3 category are trading securities, including some ABS and non-Australian dollar-denominated government securities issued by Pacific Islands governments.

A financial instrument’s categorisation within the valuation hierarchy is based on the lowest level input that is significant to the fair value measurement.

Valuation techniques

The specific valuation techniques, the observability of the inputs used in valuation models and the subsequent classification for each significant product category are outlined below:

▪         Interest rate products

These are products linked to interest rates (e.g. Bank Bills Swap Rate (BBSW) or London Interbank Offer Rate (LIBOR)) or inflation indices. This includes exchange traded interest rate futures, interest rate and inflation swaps, swaptions, caps, floors, exchange traded interest rate options on futures, inflation options, collars and other non-vanilla interest rate derivatives.

Exchange traded interest rate futures and options on futures are traded in liquid, active markets where prices are readily observable. No modelling or assumptions are used in the valuation. Exchange traded interest rate futures and options on futures are classified as Level 1 instruments.

242	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

Interest rate derivative cash flows are valued using interest rate curves whereby observable market data is used to construct the term structure of forward rates. This term structure is used to project and discount future cash flows based on the terms of the trade. Instruments with optionality are valued using market observable or consensus provided volatilities. Non-vanilla interest rate derivatives are valued using industry standard models based on market observable inputs which are determined separately for each parameter. Where unobservable, inputs will be set with reference to an observable proxy.

In general, interest rate derivatives are classified as Level 2 instruments.

▪         Foreign exchange products

These are products linked to the foreign exchange market. This includes FX spot and futures contracts, FX forward contracts, FX swaps, FX options and other non-vanilla FX derivatives.

There are observable markets for futures and spot contracts in major global currencies. No modelling or assumptions are used in valuation of these instruments. FX spot and future contracts are classified as Level 1 instruments.

FX swap and forward valuations are derived from market observable inputs or consensus pricing providers using industry standard models. FX swaps and forwards are classified as Level 2 instruments.

FX options and other FX derivatives are valued using industry standard models and market observable inputs. Where unobservable, inputs will be set with reference to an observable proxy. In general, FX options and other FX derivatives are classified as Level 2 instruments.

▪         Asset backed products

These are debt and derivative products that are linked to the cash flows of a pool of referenced assets via securitisation. This category includes residential mortgage backed securities (RMBS), collateralised debt obligations (CDOs), collateralised loan obligations (CLOs) and other asset backed securities (ABS).

Australian RMBS denominated in Australian dollars are valued using a market accepted model with observable inputs sourced from a consensus data provider. The main inputs to the model are the trading margin and the weighted average life of the security. They are classified as Level 2 instruments.

Despite the availability of an RMBS model in Westpac, input data for the trading margin on Australian issued RMBS, denominated in foreign currency, is considered unreliable. Trading levels in these instruments are low. Proxy data from the Australian denominated RMBS market is used to derive the fair value for these instruments. Australian issued RMBS denominated in foreign currency are classified as Level 3 instruments.

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

Where available, cash CDO, CLO and ABS products are valued using prices obtained from consensus data providers and classified as Level 2 instruments. Where consensus prices are not available, these products are valued using quotes provided by a third party broker or independent lead manager and classified as Level 3 instruments.

▪         Other credit products

These products are linked to the credit spread of a referenced entity or index and include Single Name and Index CDS.

CDS are valued using an industry standard model that incorporates the credit spread as its principal input. Credit spreads are obtained from consensus market data providers. Single name and index CDS are classified as Level 2 instruments.

▪         Non-asset backed debt instruments

Australian government bonds are valued using market standard methodologies incorporating observable inputs in the form of market quoted yields. Other government bonds, state government bonds, corporate bonds and commercial paper are valued using observable market prices which are sourced from consensus pricing services, broker quotes or inter-dealer prices.

These debt market products are classified as Level 2 instruments.

▪         Equity products

This category includes cash equities and equity indices, exchange traded equity options, OTC equity options and OTC equity warrants.

Cash equities and equity indices are traded on major global exchanges in liquid markets. No modelling or assumptions are used in valuation. These are categorised as Level 1 assets.

2013 WESTPAC GROUP ANNUAL REPORT	243

NOTE 28. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

Exchange traded equity options, OTC equity options and equity warrants are valued using industry standard models. The models calculate fair value based on input parameters such as stock prices, dividends, volatilities and interest rates. In general, input parameters are deemed observable. These are classified as Level 2 instruments.

▪         Commodity products

These products are exchange traded and OTC derivatives based on underlying commodities such as energy, carbon, agriculture, metals, crude oil and refined products, power and natural gas.

Commodity spot and futures, energy spot and futures together with carbon futures are traded on major global exchanges in liquid markets. No modelling or assumptions are used in the valuation of these instruments. These are classified as Level 1 instruments.

The valuation of commodity, carbon and energy derivatives are determined using industry standard models incorporating discounting of cash flows and other industry standard modelling techniques. Valuation inputs include forward curves, volatilities implied from market observable inputs, discount curves and underlying spot and futures prices. The significant inputs are market observable or available through a consensus data service. Where unobservable, inputs will be set with reference to an observable proxy.

In general, commodity, carbon and energy derivatives are classified as Level 2 instruments.

▪         Certificates of deposit

The fair value of certificates of deposit are determined using a discounted cash flow analysis using markets rates offered for deposits of similar remaining maturities and are classified as Level 2 instruments.

▪         Debt issues at fair value

Where a quoted price is not available the fair value of debt issues is determined using a discounted cash flow approach, using a discount rate which reflects the terms of the instrument and the timing of cash flows adjusted for market observable changes in the applicable credit rating of Westpac. These instruments are classified as Level 2 instruments.

The table below summarises the attribution of financial instruments to the fair value hierarchy based on the measurement basis after initial recognition:

	Consolidated
	2013				2012
		Valuation	Valuation			Valuation	Valuation
	Quoted	Techniques	Techniques		Quoted	Techniques	Techniques
	Market	(Market	(Non-Market		Market	(Market	(Non-Market
	Prices	Observable)	Observable)		Prices	Observable)	Observable)
	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Trading securities	20	46,310	-	46,330	18	44,585	-	44,603
Other financial assets designated at fair value	40	2,181	538	2,759	159	2,067	438	2,664
Derivative financial instruments	12	28,340	4	28,356	33	35,444	12	35,489
Available-for-sale securities	90	29,119	790	29,999	193	23,446	826	24,465
Loans	-	10,876	-	10,876	-	11,844	-	11,844
Life insurance assets[1]	1,805	6,832	-	8,637	2,105	6,135	-	8,240
Total assets carried at fair value	1,967	123,658	1,332	126,957	2,508	123,521	1,276	127,305
Liabilities
Deposits and other borrowings at fair value	-	42,015	-	42,015	-	47,086	-	47,086
Financial liabilities at fair value through income statement	44	10,258	-	10,302	71	9,893	-	9,964
Derivative financial instruments	14	32,952	24	32,990	38	38,824	73	38,935
Debt issues at fair value	-	14,127	13	14,140	-	31,242	27	31,269
Life insurance liabilities[2]	-	7,426	-	7,426	-	7,208	-	7,208
Total liabilities carried at fair value	58	106,778	37	106,873	109	134,253	100	134,462

1           In the current year, we have reassessed the fair value hierarchy classification of life insurance assets. Comparatives have been restated for consistency.

2           In the current year, we have revised our presentation to include life insurance liabilities. We have included comparatives for consistency.

244	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

	Parent Entity
	2013				2012
		Valuation	Valuation			Valuation	Valuation
	Quoted	Techniques	Techniques		Quoted	Techniques	Techniques
	Market	(Market	(Non-Market		Market	(Market	(Non-Market
	Prices	Observable)	Observable)		Prices	Observable)	Observable)
	(Level 1)	(Level 2)	(Level 3)	Total	(Level 1)	(Level 2)	(Level 3)	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Assets
Trading securities	20	44,908	-	44,928	18	42,957	-	42,975
Other financial assets designated at fair value	37	1,761	292	2,090	105	1,398	400	1,903
Derivative financial instruments	12	28,389	4	28,405	33	35,139	12	35,184
Available-for-sale securities	-	26,190	200	26,390	97	20,810	129	21,036
Loans	-	10,876	-	10,876	-	11,844	-	11,844
Total assets carried at fair value	69	112,124	496	112,689	253	112,148	541	112,942
Liabilities
Deposits and other borrowings at fair value	-	40,653	-	40,653	-	46,400	-	46,400
Financial liabilities at fair value through income statement	44	10,258	-	10,302	71	9,893	-	9,964
Derivative financial instruments	14	32,400	24	32,438	38	37,692	73	37,803
Debt issues at fair value	-	11,151	-	11,151	-	27,601	-	27,601
Total liabilities carried at fair value	58	94,462	24	94,544	109	121,586	73	121,768

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group’s or Parent Entity’s reported results.

2013 WESTPAC GROUP ANNUAL REPORT	245

NOTE 28. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

Reconciliation of non-market observables

The following tables summarise the changes in financial instruments carried at fair value derived from non-market observable valuation techniques (Level 3):

	Consolidated 2013
Other Financial Assets Designated at Fair Value		Derivatives	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
	$m	$m	$m	$m	$m	$m	$m
Balance as at beginning of year	438	12	826	1,276	73	27	100
Gains/(losses) on assets/ (gains)/losses on liabilities recognised in:
Income statements	51	(2)	-	49	(9)	6	(3)
Available-for-sale reserve	-	1	2	3	1	-	1
Acquisitions	41	1	1,642	1,684	8	-	8
Issues	20	-	-	20	-	-	-
Disposals	(245)	(1)	(1,625)	(1,871)	(23)	(20)	(43)
Settlements	(28)	(5)	-	(33)	(10)	-	(10)
Transfers into or out of non-market observables	251	(2)	10	259	(16)	-	(16)
Others[1]	10	-	(65)	(55)	-	-	-
Balance as at end of year	538	4	790	1,332	24	13	37
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2013	9	(2)	-	7	2	11	13

1            Includes foreign currency translation impacts.

	Consolidated 2012
Other Financial Assets Designated at Fair Value		Derivatives	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
	$m	$m	$m	$m	$m	$m	$m
Balance as at beginning of year	693	11	769	1,473	52	22	74
Gains/(losses) on assets/ (gains)/losses on liabilities recognised in:
Income statements	(17)	-	-	(17)	(8)	5	(3)
Available-for-sale reserve	-	-	2	2	-	-	-
Acquisitions	160	6	1,899	2,065	35	-	35
Issues	4	-	-	4	-	-	-
Disposals	(308)	-	(1,845)	(2,153)	-	-	-
Settlements	(86)	-	-	(86)	(7)	-	(7)
Transfers into or out of non-market observables	-	(5)	-	(5)	1	-	1
Others[1]	(8)	-	1	(7)	-	-	-
Balance as at end of year	438	12	826	1,276	73	27	100
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2012	(25)	-	-	(25)	8	(5)	3

1            Includes foreign currency translation impacts.

246	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

	Parent Entity 2013
	Other Financial Assets Designated at Fair Value	Derivatives	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
	$m	$m	$m	$m	$m	$m	$m
Balance as at beginning of year	400	12	129	541	73	-	73
Gains/(losses) on assets/ (gains)/losses on liabilities recognised in:
Income statements	42	(2)	-	40	(9)	-	(9)
Available-for-sale reserve	-	1	2	3	1	-	1
Acquisitions	38	1	104	143	8	-	8
Issues	20	-	-	20	-	-	-
Disposals	(199)	(1)	(63)	(263)	(23)	-	(23)
Settlements	(28)	(5)	-	(33)	(10)	-	(10)
Transfers into or out of non-market observables	11	(2)	9	18	(16)	-	(16)
Others[1]	8	-	19	27	-	-	-
Balance as at end of year	292	4	200	496	24	-	24
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2013	5	(2)	-	3	2	-	2

1            Includes foreign currency translation impacts.

	Parent Entity 2012
	Other Financial Assets Designated at Fair Value	Derivatives	Available- for-Sale Securities	Total Assets	Derivatives	Debt Issues at Fair Value	Total Liabilities
	$m	$m	$m	$m	$m	$m	$m
Balance as at beginning of year	658	11	58	727	52	-	52
Gains/(losses) on assets/ (gains)/losses on liabilities recognised in:
Income statements	(23)	-	-	(23)	(8)	-	(8)
Available-for-sale reserve	-	-	2	2	-	-	-
Acquisitions	160	6	168	334	35	-	35
Issues	4	-	-	4	-	-	-
Disposals	(308)	-	(94)	(402)	-	-	-
Settlements	(86)	-	-	(86)	(7)	-	(7)
Transfers into or out of non-market observables	-	(5)	-	(5)	1	-	1
Others[1]	(5)	-	(5)	(10)	-	-	-
Balance as at end of year	400	12	129	541	73	-	73
Unrealised gains/(losses) recognised in the income statements for financial instruments held as at 30 September 2012	(31)	-	-	(31)	8	-	8

1            Includes foreign currency translation impacts.

Other than as noted in the fair value table above in relation to the life insurance assets, there have been no significant transfers of financial instruments between Level 1 and Level 2. Transfers into and out of Level 3 have occurred due to changes in observability in the significant inputs into the valuation models used to determine the fair value of the related financial instruments.

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

2013 WESTPAC GROUP ANNUAL REPORT	247

NOTE 28. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

The following table summarises the deferral and recognition of day one profit or loss for the Group and the Parent Entity, where a valuation technique has been applied for which not all the inputs are observable in the market:

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Balance at the beginning of the period	6	5	5	5
Deferral on new transactions	5	4	5	2
Recognised in the income statements during the period	(4)	(2)	(3)	(1)
Subsequent to observability	(1)	-	(1)	-
Derecognition of the instruments	-	(1)	-	(1)
Balance at the end of the period	6	6	6	5

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

The following table summarises the carrying value and fair value of all financial instruments of the Group and the Parent Entity as at 30 September 2013:

	Consolidated
	2013		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	$m	$m	$m	$m
Financial assets
Cash and balances with central banks	11,699	11,699	12,523	12,523
Receivables due from other financial institutions	11,210	11,210	10,228	10,228
Trading securities	46,330	46,330	44,603	44,603
Other financial assets designated at fair value	2,759	2,759	2,664	2,664
Derivative financial instruments	28,356	28,356	35,489	35,489
Available-for-sale securities[1]	30,011	30,011	24,472	24,472
Loans (net of impairment provision)	536,164	536,823	514,445	515,384
Life insurance assets	8,637	8,637	8,240	8,240
Regulatory deposits with central banks overseas	1,571	1,571	1,893	1,893
Other financial assets	3,750	3,750	4,325	4,325
Total financial assets	680,487	681,146	658,882	659,821
Financial liabilities
Payables due to other financial institutions	8,836	8,836	7,564	7,564
Deposits and other borrowings at fair value	42,015	42,015	47,086	47,086
Deposits and other borrowings at amortised cost	382,467	383,669	347,905	348,922
Financial liabilities at fair value through income statement	10,302	10,302	9,964	9,964
Derivative financial instruments	32,990	32,990	38,935	38,935
Debt issues at fair value	14,140	14,140	31,269	31,269
Debt issues at amortised cost	129,993	132,058	116,578	117,689
Life insurance liabilities[2]	7,426	7,426	7,208	7,208
Loan capital	9,330	9,374	9,537	9,526
Other financial liabilities	7,780	7,780	8,022	8,022
Total financial liabilities	645,279	648,590	624,068	626,185

1            At 30 September 2013 financial instruments with a carrying value of $12 million (2012: $7 million) were included in available-for-sale securities, however as their fair value could not be reliably measured these were carried at cost. These amounts have not been included in the fair value hierarchy tables; however have been included in the tables above.

2            In the current year, we have revised our presentation to include life insurance liabilities. We have included comparatives for consistency.

248	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 28. FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES (CONTINUED)

	Parent Entity
	2013		2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	$m	$m	$m	$m
Financial assets
Cash and balances with central banks	9,509	9,509	10,993	10,993
Receivables due from other financial institutions	9,317	9,317	7,328	7,328
Trading securities	44,928	44,928	42,975	42,975
Other financial assets designated at fair value	2,090	2,090	1,903	1,903
Derivative financial instruments	28,405	28,405	35,184	35,184
Available-for-sale securities[1]	26,394	26,394	21,039	21,039
Loans (net of impairment provision)	471,657	472,252	457,489	458,122
Regulatory deposits with central banks overseas	1,463	1,463	1,773	1,773
Due from subsidiaries	119,038	119,038	92,740	92,740
Other financial assets	3,224	3,224	3,764	3,764
Total financial assets	716,025	716,620	675,188	675,821
Financial liabilities
Payables due to other financial institutions	8,738	8,738	7,490	7,490
Deposits and other borrowings at fair value	40,653	40,653	46,400	46,400
Deposits and other borrowings at amortised cost	339,555	340,692	312,929	313,880
Financial liabilities at fair value through income statement	10,302	10,302	9,964	9,964
Derivative financial instruments	32,438	32,438	37,803	37,803
Debt issues at fair value	11,151	11,151	27,601	27,601
Debt issues at amortised cost	110,404	112,266	97,098	98,349
Due to subsidiaries	120,553	120,553	93,379	93,379
Loan capital	9,330	9,374	9,537	9,526
Other financial liabilities	7,044	7,044	7,250	7,250
Total financial liabilities	690,168	693,211	649,451	651,642

1            At 30 September 2013 financial instruments with a carrying value of $4 million (2012: $3 million) were included in available-for-sale securities, however as their fair value could not be reliably measured these were carried at cost. These amounts have not been included in the fair value hierarchy tables, however have been included in the tables above.

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

Deposits and other borrowings

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

2013 WESTPAC GROUP ANNUAL REPORT	249

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

Trading

As a trader, the Group’s primary objective is to derive income from the sale of derivatives to meet Westpac’s customers’ needs. In addition to the sale of derivatives to customers, the Group also undertakes market making and risk management activities. Market making involves providing quotes to other dealers, who reciprocate by providing the Group with their own quotes. This process provides liquidity in the key markets in which the Group operates. The Group also trades on its own account to exploit arbitrage opportunities and market anomalies, as well as to take outright views on market direction. These activities represent a limited part of the Group’s derivative activities.

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

250	2013 WESTPAC GROUP ANNUAL REPORT

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

For the Group, the change in the fair value of hedging instruments designated in fair value hedges was $249 million gain (2012: $1,213 million loss) while the change in the fair value of hedged items attributed to the hedge risk was a $244 million loss (2012: $1,210 million gain).

For the Parent Entity, the change in the fair value of hedging instruments designated in fair value hedges was $205 million gain (2012: $1,191 million loss) while the change in the fair value of hedged items attributed to the hedge risk was $202 million loss (2012: $1,188 million gain).

b.    Cash flow hedges

Exposure to the volatility of interest cash flows from floating rate customer deposits, at call balances and loans is hedged through the use of interest rate derivatives.

Exposure to foreign currency principal and interest cash flows from floating rate medium-term debt issuances is hedged through the use of cross-currency derivatives.

Underlying cash flows from cash flow hedges are, as a proportion of total cash flows, expected to occur in the following periods:

	Less Than	1 Month to	3 Months	1 Year to	2 Years to	3 Years to	4 Years to	Over
	1 Month	3 Months	to 1 Year	2 Years	3 Years	4 Years	5 Years	5 Years
2013
Cash inflows (assets)	6.8%	6.5%	35.4%	29.8%	10.3%	5.8%	3.5%	1.8%
Cash outflows (liabilities)	6.5%	6.8%	36.1%	30.2%	9.9%	5.7%	3.4%	1.4%
2012
Cash inflows (assets)	1.7%	10.6%	21.0%	35.3%	20.2%	5.2%	3.6%	2.3%
Cash outflows (liabilities)	1.8%	10.9%	20.2%	36.1%	20.0%	5.0%	3.7%	2.2%

For the Group, a gain on cashflow hedges of $25 million was recognised due to hedge ineffectiveness (2012: $10 million gain). For the Parent Entity, a gain on cashflow hedges of $25 million was recognised due to hedge ineffectiveness (2012: $10 million gain).

c.     Dual fair value and cash flow hedges

Fixed rate foreign currency denominated medium-term debt is hedged using cross-currency interest rate derivatives, designated as fair value hedges of foreign interest rates and cash flow hedges of foreign exchange rates.

d.    Net investment hedges

The Group hedges the majority of the currency translation risk of net investments in foreign operations through foreign exchange forward contracts.

2013 WESTPAC GROUP ANNUAL REPORT	251

NOTE 29. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

The notional amount and fair value of derivative instruments held for trading and designated in hedge relationships are set out in the following tables:

	Consolidated
	30 September 2013			30 September 2012
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Held for trading
Interest rate:
Futures[1]	137,682	-	-	106,703	-	-
Forwards	175,276	35	(49)	146,344	36	(46)
Swaps	1,290,282	13,313	(13,194)	1,004,349	17,496	(17,292)
Options	78,677	152	(109)	36,881	287	(211)
Foreign exchange:
Forwards	473,838	4,193	(4,889)	461,873	3,948	(4,897)
Swaps	285,218	6,038	(6,938)	270,610	9,196	(5,491)
Options	31,003	416	(440)	23,130	281	(303)
Commodities	3,466	117	(106)	3,365	100	(112)
Equities	378	9	(8)	386	14	(9)
Credit	50,741	266	(296)	64,067	443	(491)
Total held for trading derivatives	2,526,561	24,539	(26,029)	2,117,708	31,801	(28,852)
Fair value hedges
Interest rate:
Swaps[2]	40,704	606	(1,945)	33,930	827	(2,772)
Foreign exchange:
Swaps[2,3]	27,821	1,586	(2,418)	30,359	440	(4,097)
Total fair value hedging derivatives	68,525	2,192	(4,363)	64,289	1,267	(6,869)
Cash flow hedges
Interest rate:
Swaps[2]	107,075	1,464	(829)	97,521	2,251	(1,330)
Foreign exchange:
Swaps[2,3]	10,545	153	(1,692)	13,833	168	(1,805)
Total cash flow hedging derivatives	117,620	1,617	(2,521)	111,354	2,419	(3,135)
Net investment hedges	5,674	8	(77)	3,713	2	(79)
Total derivatives	2,718,380	28,356	(32,990)	2,297,064	35,489	(38,935)

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

3            Included within foreign exchange swaps in fair value hedging derivatives are derivatives designated in both cash flow and fair value hedge relationships under the dual designation strategy.

252	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 29. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

	Parent Entity
	30 September 2013			30 September 2012
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Held for trading
Interest rate:
Futures[1]	137,682	-	-	106,703	-	-
Forwards	175,276	35	(49)	146,344	36	(48)
Swaps	1,301,903	13,373	(13,227)	1,009,876	17,541	(17,368)
Options	78,677	152	(109)	36,881	287	(211)
Foreign exchange:
Forwards	474,535	4,191	(4,893)	461,566	3,941	(4,885)
Swaps	285,883	6,046	(7,052)	272,483	8,908	(5,700)
Options	31,003	416	(440)	23,130	281	(303)
Commodities	3,466	117	(106)	3,365	100	(112)
Equities	378	9	(8)	386	14	(9)
Credit	50,741	266	(296)	64,050	443	(488)
Total held for trading derivatives	2,539,544	24,605	(26,180)	2,124,784	31,551	(29,124)
Fair value hedges
Interest rate:
Swaps[2]	36,848	633	(1,838)	29,760	783	(2,575)
Foreign exchange:
Swaps[2,3]	24,868	1,578	(2,230)	27,358	440	(3,784)
Total fair value hedging derivatives	61,716	2,211	(4,068)	57,118	1,223	(6,359)
Cash flow hedges
Interest rate:
Swaps[2]	97,567	1,428	(801)	93,869	2,241	(1,265)
Foreign exchange:
Swaps[2,3]	8,246	153	(1,318)	11,100	168	(980)
Total cash flow hedging derivatives	105,813	1,581	(2,119)	104,969	2,409	(2,245)
Net investment hedges	4,977	8	(71)	2,866	1	(75)
Total derivatives	2,712,050	28,405	(32,438)	2,289,737	35,184	(37,803)

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

3            Included within foreign exchange swaps in fair value hedging derivatives are derivatives designated in both cash flow and fair value hedge relationships under the dual designation strategy.

Credit derivatives

Through the use of credit derivatives, the Group is exposed to or protected from the risk of default of the underlying entity referenced by the derivative, dependant on whether the Group is a purchaser or seller of credit protection. The primary credit derivatives used by the Group are CDSs, which are predominantly executed with other financial institutions.

2013 WESTPAC GROUP ANNUAL REPORT	253

NOTE 29. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

Credit derivatives are primarily entered into to facilitate institutional customer transactions and to manage our credit risk exposures. The notional amount and fair value of credit derivatives are presented in the following tables:

	Consolidated
	2013			2012
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Credit protection bought[1]	25,576	22	(256)	32,554	220	(226)
Credit protection sold	25,165	244	(40)	31,495	223	(259)
Total[2]	50,741	266	(296)	64,049	443	(485)

1            Counterparties to derivatives relating to credit protection bought are predominantly financial institutions.

2            The table above does not include total return swaps included with credit derivatives in the previous table.

	Parent Entity
	2013			2012
		Fair Value	Fair Value		Fair Value	Fair Value
	Notional	Asset	Liability	Notional	Asset	Liability
	$m	$m	$m	$m	$m	$m
Credit protection bought[1]	25,576	22	(256)	32,554	220	(226)
Credit protection sold	25,165	244	(40)	31,495	223	(259)
Total[2]	50,741	266	(296)	64,049	443	(485)

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

Australia’s risk-based capital adequacy guidelines are generally consistent but not completely aligned with the approach agreed upon by the Basel Committee on Banking Supervision (BCBS). APRA has exercised its discretion in applying the Basel framework to Australian ADIs, resulting in a more conservative approach than the minimum standards published by the BCBS. APRA also introduced the new standards from 1 January 2013 with no phasing in of higher capital requirements as allowed by BCBS. The applications of these discretions act to reduce reported capital ratios relative to those reported in other jurisdictions.

Under APRA’s implementation of Basel III, Australian banks are required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%, Tier 1 ratio of 6.0% and Total Regulatory Capital of 8.0%. Subject to certain limitations, Common Equity Tier 1 capital consists of paid-up share capital, retained profits and certain reserves, less the deduction of certain intangible assets, capitalised expenses and software, and investments and retained earnings in insurance and funds management subsidiaries that are not consolidated for capital adequacy purposes. The balance of eligible capital is defined as additional Tier 1 or Tier 2 capital which includes, subject to limitations, mandatory convertible notes, perpetual floating rate notes and like instruments, and term subordinated debt less a deduction for holdings of Westpac’s own subordinated debt.

Westpac’s capital ratios are significantly above APRA minimum capital adequacy requirements. Westpac is required to inform APRA immediately of any breach or potential breach of its minimum prudential capital adequacy requirements, including details of remedial action taken or planned to be taken.

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

Westpac evaluates these considerations through an Internal Capital Adequacy Assessment Process (ICAAP), the key features of which include:

▪         the development of a capital management strategy, including preferred capital range, capital buffers and contingency plans;

▪         consideration of both economic and regulatory capital requirements;

▪         a process that challenges the capital measures, coverage and requirements which incorporates amongst other things, the impact of adverse economic scenarios; and

▪         consideration of the perspectives of external stakeholders including rating agencies and equity and debt investors.

254	2013 WESTPAC GROUP ANNUAL REPORT

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

Funding and liquidity management

Exposure to and the impact of securitisation transactions are managed under the Market and Liquidity Risk Management Framework and are integrated into routine reporting for capital and liquidity positions, net interest margin analysis, balance sheet forecasting and funding scenario testing. The Group’s funding plan incorporates consideration of overall liquidity risk limits and the level of securitisation of Westpac originated assets. Westpac provided undrawn liquidity facilities to the customer funding conduit of $1,784 million at 30 September 2013 (30 September 2012: $2,552 million). Similarly undrawn funding and liquidity facilities of $532 million were provided by Westpac (30 September 2012: $369 million) for the securitisation of its own assets.

2013 WESTPAC GROUP ANNUAL REPORT	255

NOTE 31. SECURITISATION AND COVERED BONDS (CONTINUED)

The table below presents assets securitised by the Group:

	Consolidated
	2013			2012
		Customer			Customer
	Own Assets	Conduits	Total	Own Assets	Conduits	Total
	$m	$m	$m	$m	$m	$m
Residential mortgage	9,483	1,710	11,193	10,763	2,544	13,307
Auto and equipment finance	925	-	925	-	-	-
Other assets securitised	-	75	75	-	10	10
Other[1]	412	-	412	350	-	350
Total	10,820	1,785	12,605	11,113	2,554	13,667

1           This reflects cash held by the own asset securitisation vehicles, which has not yet been distributed to noteholders.

The table below presents assets securitised by the Parent Entity:

	Parent Entity
	2013			2012
		Customer			Customer
	Own Assets[1]	Conduits	Total	Own Assets[1]	Conduits	Total
	$m	$m	$m	$m	$m	$m
Residential mortgage	71,658	-	71,658	59,941	-	59,941
Other[2]	5,532	-	5,532	3,598	-	3,598
Total	77,190	-	77,190	63,539	-	63,539

1           Own assets securitised by the Parent Entity include internal mortgage backed securitisation of $66,535 million (2012: $52,426 million) which are available for external issuance and qualifies for repurchase with the RBA.

2           This reflects cash held by the own asset securitisation vehicles, which have not yet been distributed to noteholders.

The table below presents the underlying liabilities of the Group as a result of the securitisation of assets:

	Consolidated
	2013			2012
		Customer			Customer
	Own Assets	Conduits	Total	Own Assets	Conduits	Total
	$m	$m	$m	$m	$m	$m
Notes issued	10,372	1,772	12,144	10,078	2,543	12,621

The table below presents the underlying liabilities of the Parent Entity as a result of the securitisation of assets:

	Parent Entity
	2013			2012
		Customer			Customer
	Own Assets	Conduits	Total	Own Assets	Conduits	Total
	$m	$m	$m	$m	$m	$m
Due to subsidiaries	76,741	-	76,741	62,504	-	62,504

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

256	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 31. SECURITISATION AND COVERED BONDS (CONTINUED)

The table below presents the fair value of own assets securitised and underlying liabilities as a result of the securitisation of assets for the Consolidated Group and Parent Entity:

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Residential mortgage	9,495	10,784	71,753	60,036
Auto and equipment finance	943	-	-	-
Other	412	350	5,532	3,598
Fair value of assets securitised	10,850	11,134	77,285	63,634
Notes issued	10,353	9,950	76,159	61,217
Fair value of underlying liabilities	10,353	9,950	76,159	61,217
Net fair value	497	1,184	1,126	2,417

Covered bonds

The Group has two covered bond programs: one utilises Australian residential mortgages (Australian Program) and one utilises New Zealand residential mortgages (New Zealand Program). Pursuant to these programs, selected pools of residential mortgages are assigned to bankruptcy remote special purpose vehicles (SPVs). Those SPVs provide unconditional and irrevocable guarantees of the related covered bonds that are issued by members of the Group. As such, the covered bondholders have recourse to the issuer of the covered bond and, in the event that the issuer fails to make a payment when due, to the covered bond SPV.

The Group has continuing involvement with the covered bond SPVs as it is exposed to the risks and rewards associated with the pools of residential mortgages (including by way of the derivatives it has entered into with the SPVs). Accordingly, for accounting purposes, the SPVs are consolidated entities of the Group.

As at 30 September 2013, the carrying value of covered bonds on issue for the Group was $18,140 million (2012: $11,951 million) and for the Parent Entity $16,229 million (2012: $10,392 million). The carrying value of assets pledged for the covered bond programs for the Group was $34,244 million (2012: $18,333 million) and for the Parent Entity $30,232 million (2012: $15,333 million). The difference between the carrying value of covered bonds on issue and the carrying value of assets pledged for the covered bond programs includes the amount of over-collateralisation required to maintain the ratings of the covered bonds on issue and additional assets primarily to allow for future issuance of covered bonds without delay. The additional assets that allow for future issuance can be repurchased by Westpac at its discretion, subject to the conditions set out in the transaction documents.

2013 WESTPAC GROUP ANNUAL REPORT	257

NOTE 32. GROUP SEGMENT INFORMATION

The accounting standard AASB 8 Operating Segments requires segment results to be presented on a basis that is consistent with information provided internally to Westpac’s key decision makers.

In assessing its financial performance, including divisional results, the Westpac Group uses a measure of performance referred to as ‘Cash Earnings’.

Cash Earnings is not a measure of cash flow or net profit determined on a cash accounting basis, as it includes non-cash items reflected in net profit determined in accordance with A-IFRS. The specific adjustments include both cash and non-cash items. Cash Earnings, as calculated by Westpac, is viewed as a measure of the level of profit that is generated by ongoing operations and is expected to be available over the long term for distributions to shareholders.

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

Reportable operating segments

The operating segments are defined by the customers they service and the services they provide:

▪         Australian Financial Services (AFS) is responsible for the Westpac Group’s Australian retail banking, business banking and wealth operations. It incorporates the operations of:

–        Westpac Retail & Business Banking (Westpac RBB), which is responsible for sales and service for consumer, small-to-medium enterprise customers and commercial and agribusiness customers in Australia under the Westpac brand;

–        St.George Banking Group (St.George), which is responsible for sales and service for our consumer, business and corporate customers in Australia under the St.George, BankSA, Bank of Melbourne and RAMS2 brands;

–        BT Financial Group (Australia) (BTFG), which is Westpac’s Australian wealth division. Its operations include funds management and insurance solutions. BTFG’s brands include Advance Asset Management, Ascalon, Asgard, BT, BT Investment Management (BTIM)3, Licensee Select, BT Select, Securitor, and the advice, private banking and insurance operations of Bank of Melbourne, BankSA, St.George and Westpac.

▪         Westpac Institutional Bank (WIB) delivers a broad range of financial services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand. Customers are supported through branches and subsidiaries located in Australia, New Zealand, Asia, US and UK;

▪        Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Banking products are provided under the Westpac and WIB brands while insurance and wealth products are provided under Westpac Life and BT brands respectively.

Other divisions in the Group include:

▪         Westpac Pacific, which provides banking services for retail and business customers in seven Pacific Island Nations;

▪         Treasury, which is primarily focused on the management of the Group’s interest rate risk and funding requirements by managing the mismatch between Group assets and liabilities;

▪         Group Services, which encompasses technology, banking operations, compliance, legal and property services;

▪         Core Support, which comprises those functions performed centrally including finance, risk and human resources; and

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

2           RAMS is a financial services group specialising in mortgages and online deposits.

3           BTIM is 62% owned by the Westpac Group and consolidated in BTFG’s Funds Management business.

258	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 32. GROUP SEGMENT INFORMATION (CONTINUED)

The tables below present the segment results on a Cash Earnings basis:

	Consolidated 2013
	Westpac
	Retail &	St.George	BT Financial		Westpac	Westpac
	Business	Banking	Group		Institutional	New	Other
	Banking	Group	(Australia)	AFS	Bank	Zealand	Divisions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	5,650	3,216	406	9,272	1,635	1,309	696	12,912
Non-interest income	1,277	552	1,868	3,697	1,667	364	193	5,921
Net operating income before operating expenses and impairment charges	6,927	3,768	2,274	12,969	3,302	1,673	889	18,833
Operating expenses	(3,154)	(1,415)	(1,208)	(5,777)	(1,070)	(697)	(166)	(7,710)
Impairment charges	(486)	(293)	(1)	(780)	89	(97)	(59)	(847)
Profit before income tax	3,287	2,060	1,065	6,412	2,321	879	664	10,276
Income tax expense	(987)	(619)	(310)	(1,916)	(686)	(242)	(259)	(3,103)
Profit attributable to non-controlling interests	-	-	(18)	(18)	-	(3)	(55)	(76)
Cash Earnings for the year	2,300	1,441	737	4,478	1,635	634	350	7,097
Net Cash Earnings adjustments	-	(128)	(22)	(150)	-	-	(131)	(281)
Net profit attributable to owners of Westpac Banking Corporation	2,300	1,313	715	4,328	1,635	634	219	6,816

Additional information
Depreciation, amortisation and impairments	(68)	(45)	(44)	(157)	(48)	(50)	(428)	(683)

Balance sheet
Total assets	261,880	159,770	27,698	449,348	97,247	61,469	88,539	696,603
Total liabilities	167,005	90,141	29,420	286,566	115,347	53,882	193,327	649,122
Acquisition of property, plant and equipment, goodwill and other intangible assets	66	28	82	176	104	117	645	1,042

2013 WESTPAC GROUP ANNUAL REPORT	259

NOTE 32. GROUP SEGMENT INFORMATION (CONTINUED)

	Consolidated 2012
	Westpac
	Retail &	St.George	BT Financial		Westpac	Westpac
	Business	Banking	Group		Institutional	New	Other
	Banking	Group	(Australia)	AFS	Bank	Zealand	Divisions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	5,304	2,966	424	8,694	1,706	1,224	939	12,563
Non-interest income	1,184	565	1,650	3,399	1,484	336	294	5,513
Net operating income before operating expenses and impairment charges	6,488	3,531	2,074	12,093	3,190	1,560	1,233	18,076
Operating expenses	(3,079)	(1,341)	(1,133)	(5,553)	(987)	(653)	(186)	(7,379)
Impairment charges	(429)	(433)	(1)	(863)	(127)	(148)	(74)	(1,212)
Profit before income tax	2,980	1,757	940	5,677	2,076	759	973	9,485
Income tax expense	(866)	(526)	(279)	(1,671)	(603)	(208)	(336)	(2,818)
Profit attributable to non-controlling interests	-	-	(8)	(8)	-	(3)	(58)	(69)
Cash Earnings for the year	2,114	1,231	653	3,998	1,473	548	579	6,598
Net Cash Earnings adjustments	-	(129)	(22)	(151)	-	-	(477)	(628)
Net profit attributable to owners of Westpac Banking Corporation	2,114	1,102	631	3,847	1,473	548	102	5,970

Additional information
Depreciation, amortisation and impairments	(70)	(44)	(41)	(155)	(37)	(51)	(382)	(625)

Balance sheet
Total assets	255,268	154,642	26,871	436,781	97,823	48,648	91,713	674,965
Total liabilities	159,120	82,421	28,554	270,095	110,389	33,970	214,292	628,746
Acquisition of property, plant and equipment, goodwill and other intangible assets	122	105	366	593	56	84	456	1,189

260	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 32. GROUP SEGMENT INFORMATION (CONTINUED)

	Consolidated 2011
	Westpac
	Retail &	St.George	BT Financial		Westpac	Westpac
	Business	Banking	Group		Institutional	New	Other
	Banking	Group	(Australia)	AFS	Bank	Zealand	Divisions	Total
	$m	$m	$m	$m	$m	$m	$m	$m
Net interest income	5,166	2,930	438	8,534	1,700	1,137	798	12,169
Non-interest income	1,091	549	1,613	3,253	1,182	304	215	4,954
Net operating income before operating expenses and impairment charges	6,257	3,479	2,051	11,787	2,882	1,441	1,013	17,123
Operating expenses	(3,087)	(1,323)	(1,005)	(5,415)	(938)	(627)	(126)	(7,106)
Impairment charges	(547)	(393)	4	(936)	90	(185)	38	(993)
Profit before income tax	2,623	1,763	1,050	5,436	2,034	629	925	9,024
Income tax expense	(773)	(530)	(314)	(1,617)	(607)	(184)	(247)	(2,655)
Profit attributable to non-controlling interests	-	-	(7)	(7)	-	(3)	(58)	(68)
Cash Earnings for the year	1,850	1,233	729	3,812	1,427	442	620	6,301
Net Cash Earnings adjustments	-	(129)	(17)	(146)	-	-	836	690
Net profit attributable to owners of Westpac Banking Corporation	1,850	1,104	712	3,666	1,427	442	1,456	6,991

Additional information
Depreciation, amortisation and impairments	(39)	(16)	(30)	(85)	(37)	(49)	(342)	(513)

Balance sheet
Total assets	246,989	149,595	26,223	422,807	101,482	46,336	99,603	670,228
Total liabilities	146,226	72,216	26,978	245,420	96,643	30,366	253,991	626,420
Acquisition of property, plant and equipment, goodwill and other intangible assets	94	52	83	229	96	83	736	1,144

2013 WESTPAC GROUP ANNUAL REPORT	261

NOTE 32. GROUP SEGMENT INFORMATION (CONTINUED)

Reconciliation of Cash Earnings to net profit

Consolidated 2013

	Cash Earnings for the Year	Policyholder Tax Recoveries	TPS Revaluations[1]	Treasury Shares[2]	Ineffective Hedges[3]
	$m	$m	$m	$m	$m
Net interest income	12,912	-	-	-	29
Non-interest income	5,921	35	(67)	(49)	(1)
Net operating income before operating expenses and impairment charges	18,833	35	(67)	(49)	28
Operating expenses	(7,710)	-	-	-	-
Impairment charges	(847)	-	-	-	-
Profit before income tax	10,276	35	(67)	(49)	28
Income tax expense	(3,103)	(35)	58	7	(8)
Profit attributable to non-controlling interests	(76)	-	-	-	-
Cash Earnings for the year	7,097	-	(9)	(42)	20

Consolidated 2012

	Cash Earnings for the Year	Policyholder Tax Recoveries	TPS Revaluations[1]	Treasury Shares[2]	Ineffective Hedges[3]	Fair Value Gain/(Loss) on Economic Hedges[4]
	$m	$m	$m	$m	$m	$m
Net interest income	12,563	-	-	-	8	(10)
Non-interest income	5,513	12	(17)	(30)	3	-
Net operating income before operating expenses and impairment charges	18,076	12	(17)	(30)	11	(10)
Operating expenses	(7,379)	-	-	-	-	-
Impairment charges	(1,212)	-	-	-	-	-
Profit before income tax	9,485	12	(17)	(30)	11	(10)
Income tax expense	(2,818)	(12)	(10)	3	(4)	3
Profit attributable to non-controlling interests	(69)	-	-	-	-	-
Cash Earnings for the year	6,598	-	(27)	(27)	7	(7)

Consolidated 2011

	Cash Earnings for the Year	Policyholder Tax Recoveries	TPS Revaluations[1]	Treasury Shares[2]	Ineffective Hedges[3]	Fair Value Gain/(Loss) on Economic Hedges[4]
	$m	$m	$m	$m	$m	$m
Net interest income	12,169	-	-	-	(13)	(52)
Non-interest income	4,954	(12)	(27)	7	(5)	-
Net operating income before operating expenses and impairment charges	17,123	(12)	(27)	7	(18)	(52)
Operating expenses	(7,106)	-	-	-	-	-
Impairment charges	(993)	-	-	-	-	-
Profit before income tax	9,024	(12)	(27)	7	(18)	(52)
Income tax expense	(2,655)	12	6	(1)	5	16
Profit attributable to non-controlling interests	(68)	-	-	-	-	-
Cash Earnings for the year	6,301	-	(21)	6	(13)	(36)

262	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

Fair Value Gain/(Loss) on Economic Hedges[4]	Buyback of Government Guaranteed Debt[5]	Fair Value Amortisation of Financial Instruments[6]	Amortisation of Intangible Assets[7]	Total Cash Earnings Adjustments	Net Profit for the Year
$m	$m	$m	$m	$m	$m
81	(62)	(95)	-	(47)	12,865
(65)	-	-	-	(147)	5,774

16	(62)	(95)	-	(194)	18,639
-	-	-	(217)	(217)	(7,927)
-	-	-	-	-	(847)
16	(62)	(95)	(217)	(411)	9,865
(6)	19	28	65	128	(2,975)
-	-	-	2	2	(74)
10	(43)	(67)	(150)	(281)	6,816

Buyback of Government Guaranteed Debt[5]	Fair Value Amortisation of Financial Instruments[6]	Amortisation of Intangible Assets[7]	Supplier Program[8]	Litigation Provision[9]	TOFA Tax Consolidation Adjustment[10]	Total Cash Earnings Adjustments	Net Profit for the Year
$m	$m	$m	$m	$m	$m	$m	$m
7	(66)	-	-	-	-	(61)	12,502
-	-	-	-	-	-	(32)	5,481

7	(66)	-	-	-	-	(93)	17,983
-	-	(220)	(199)	(111)	-	(530)	(7,909)
-	-	-	-	-	-	-	(1,212)
7	(66)	(220)	(199)	(111)	-	(623)	8,862
(2)	20	66	60	33	(165)	(8)	(2,826)
-	-	3	-	-	-	3	(66)
5	(46)	(151)	(139)	(78)	(165)	(628)	5,970

Buyback of Government Guaranteed Debt[5]	Fair Value Amortisation of Financial Instruments[6]	Amortisation of Intangible Assets[7]	Merger Transaction and Integration Expenses[11]	Tax Consolidation Adjustment[12]	Tax Provision[13]	Total Cash Earnings Adjustments	Net Profit for the Year
$m	$m	$m	$m	$m	$m	$m	$m
(7)	(98)	-	(3)	-	-	(173)	11,996
-	-	-	-	-	-	(37)	4,917

(7)	(98)	-	(3)	-	-	(210)	16,913
-	-	(208)	(92)	-	-	(300)	(7,406)
-	-	-	-	-	-	-	(993)
(7)	(98)	(208)	(95)	-	-	(510)	8,514
2	29	62	29	1,110	(70)	1,200	(1,455)
-	-	-	-	-	-	-	(68)
(5)	(69)	(146)	(66)	1,110	(70)	690	6,991

2013 WESTPAC GROUP ANNUAL REPORT	263

NOTE 32. GROUP SEGMENT INFORMATION (CONTINUED)

	Year Ended	Year Ended	Year Ended
	30 September 2013	30 September 2012	30 September 2011
	$m	$m	$m
Cash Earnings for the year	7,097	6,598	6,301
Cash Earnings adjustments:
TPS revaluations[1]	(9)	(27)	(21)
Treasury shares[2]	(42)	(27)	6
Ineffective hedges[3]	20	7	(13)
Fair value gain/(loss) on economic hedges and own credit[4]	10	(7)	(36)
Buyback of government guaranteed debt[5]	(43)	5	(5)
Fair value amortisation of financial instruments[6]	(67)	(46)	(69)
Amortisation of intangible assets[7]	(150)	(151)	(146)
Supplier program[8]	-	(139)	-
Litigation provision[9]	-	(78)	-
TOFA tax consolidation adjustment[10]	-	(165)	-
Merger transaction and integration expenses[11]	-	-	(66)
St.George tax consolidation adjustment[12]	-	-	1,110
Tax provision[13]	-	-	(70)
Total Cash Earnings adjustments	(281)	(628)	690
Net profit attributable to owners of Westpac Banking Corporation	6,816	5,970	6,991

1      Adjustment for movements in economic hedges, including associated tax effects impacting the foreign currency translation reserve, relating to hybrid instruments classified as non-controlling interests. The adjustment is required as these hybrid instruments are not fair valued, however the hedges are fair valued and therefore there is a mismatch in the timing of income recognition in the statutory results. The mismatch is added back to statutory results in deriving Cash Earnings as it does not affect the Group’s profits over time.

2      Under A-IFRS, Westpac shares held by the Group in the managed funds and life business are deemed to be Treasury shares and the results of holding these shares are not permitted to be recognised as income in the statutory results. In deriving Cash Earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in determining income.

3      The gain/(loss) on ineffective hedges is reversed in deriving Cash Earnings for the period because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group’s profits over time.

4      Fair value gain/(loss) on economic hedges (which do not qualify for hedge accounting under A-IFRS) and own credit comprises:

▪          the unrealised fair value gain/(loss) on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving Cash Earnings as it may create a material timing difference on statutory results but does not affect the Group’s Cash Earnings during the life of the hedge;

▪          the unrealised fair value gain/(loss) on foreign exchange hedges of fees payable for the use of the Government guarantee on foreign denominated wholesale funding is reversed in deriving Cash Earnings as it may create a material timing difference on statutory results but does not affect the Group’s Cash Earnings during the life of the hedge;

▪          certain long term debt issuances are recognised at fair value. In deriving fair value, adjustments are made to reflect changes in Westpac’s own credit spread. The resulting unrealised gain/(loss) from credit spread movements is reversed in deriving Cash Earnings as this amount may create a material timing difference on statutory results but does not affect the Group’s Cash Earnings over time; and

▪          the unrealised fair value gain/(loss) on hedges of accrual accounted term funding transactions is reversed in deriving Cash Earnings as it may create a material timing difference on statutory results but does not affect the Group’s Cash Earnings during the life of the hedge.

5      During the years ended 30 September 2013 and 30 September 2011, the Group bought back certain Government guaranteed debt issues which reduced Government guarantee fees (70 basis points) paid. In undertaking the buybacks, a cost was incurred reflecting the difference between current interest rates and the rate at which the debt was initially issued. In the statutory result, the cost incurred is recognised at the time of the buyback. In Cash Earnings, the cost incurred is being amortised over the original term of the debt that was bought back, consistent with a 70 basis point saving being effectively spread over the remaining life of the issue. The Cash Earnings adjustment gives effect to the timing difference between statutory results and Cash Earnings.

6      The accounting for the merger with St.George resulted in the recognition of fair value adjustments on the St.George retail bank loans, deposits, wholesale funding and associated hedges, with these fair value adjustments being amortised over the life of the underlying transactions. The amortisation of these adjustments is considered to be a timing difference relating to non-cash flow items that do not affect cash distributions available to shareholders, and therefore have been treated as a Cash Earnings adjustment.

7      Amortisation of intangible assets comprises:

▪          the merger with St.George resulted in the recognition of core deposit intangibles and customer relationships intangible assets that are amortised over their useful lives, ranging between five and nine years. The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders; and

▪          the acquisition of J O Hambro Capital Management (JOHCM) by BT Investment Management (BTIM) during the year ended 30 September 2012 resulted in the recognition of management contract intangible assets. These intangible items are amortised over their useful lives, ranging between five and 20 years. The amortisation of intangible assets (excluding capitalised software) is a Cash Earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders.

264	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 32. GROUP SEGMENT INFORMATION (CONTINUED)

8      During the year ended 30 September 2012, the Group incurred and provisioned for expenses as part of its program to increase the use of global specialists in certain technology and back office operations. These expenses included costs associated with streamlining and better documenting systems and processes, technology costs to enable infrastructure and enhance interaction with suppliers, and costs associated with restructuring the workforce. Given these significant expenses were not considered in determining dividends they were treated as Cash Earnings adjustments.

9      During the year ended 30 September 2012, the Group recognised a provision of $111 million ($78 million after tax) with respect to the Bell litigation. This has been treated as a Cash Earnings adjustment due to its size, the historical nature of the proceedings and because it did not reflect ongoing operations.

10    During the year ended 30 September 2012, taxation legislation was introduced that included retrospective amendments to the income tax law as it applies to the Taxation of Financial Arrangements (TOFA) and tax consolidated groups. The amendments had an adverse application to certain liabilities that were consolidated as part of the merger with St.George. This gave rise to an additional income tax expense of $165 million for the year ended 30 September 2012. Consistent with other tax adjustments relating to the merger with St.George, this adjustment was treated as a Cash Earnings adjustment due to its size and because it did not reflect ongoing operations.

11    As part of the merger with St.George, transaction and integration expenses incurred over three years following the merger were treated as a Cash Earnings adjustment as they did not impact the earnings expected from St.George following the integration period. The integration project was completed in 2011.

12    Finalisation of tax consolidation related to the merger with St.George gave rise to a reduction in income tax expense of $1,110 million during the year ended 30 September 2011. The tax consolidation process required Westpac to reset the tax value of certain St.George assets to the appropriate market value of those assets at the effective date of the tax consolidation (31 March 2009). These adjustments were treated as a Cash Earnings adjustment due to their size and because they did not reflect ongoing operations.

13    During the year ended 30 September 2011, the Group increased tax provisions by $70 million in respect of certain existing positions for transactions previously undertaken by the Group. The increase reflected the recent trend of global taxation authorities challenging the historical tax treatment of cross border and complex transactions. This increase in tax provisions was treated as a Cash Earnings adjustment as it related to the global management of historical tax positions and did not reflect ongoing operations. The Group’s management of tax positions has moved to disclosing any such transactions to the taxation authorities at or around the time of execution.

Revenue from products and services

Details of revenue from external customers by product or service are disclosed in Notes 2 and 3. No single customer amounts to greater than 10% of the Group’s revenue.

Geographic segments

Geographic segments are based on the location of the office in which the following items are recognised:

	2013		2012		2011
	$m	%	$m	%	$m	%
Revenue
Australia	34,159	88.1	38,195	90.2	39,192	91.1
New Zealand	3,885	10.0	3,676	8.7	3,559	8.3
Other[1]	739	1.9	483	1.1	264	0.6
Total	38,783	100.0	42,354	100.0	43,015	100.0
Non-current assets[2]
Australia	12,324	91.2	12,250	92.3	12,282	94.9
New Zealand	786	5.8	650	4.9	605	4.7
Other[1]	405	3.0	371	2.8	50	0.4
Total	13,515	100.0	13,271	100.0	12,937	100.0

1      Other includes Pacific Islands, Asia, the Americas and Europe.

2      Non-current assets includes property, plant and equipment, goodwill and other intangible assets.

2013 WESTPAC GROUP ANNUAL REPORT	265

NOTE 33. AUDITOR’S REMUNERATION

During the financial year, the auditor of the Group and Parent Entity, PricewaterhouseCoopers (PwC), and its related practices earned the following remuneration including goods and services tax:

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$’000	$’000	$’000	$’000
PwC – Australian firm
Audit and review of financial reports of Westpac Banking Corporation or any entity in the Group	16,139	15,249	15,395	14,874
Other audit-related work	669	1,476	669	1,465
Total audit and other assurance services	16,808	16,725	16,064	16,339
Taxation	141	65	141	65
Other services	1,353	696	1,353	668
Total remuneration paid to PwC – Australian firm	18,302	17,486	17,558	17,072

Related practices of PwC
Audit and review of financial reports of Westpac Banking Corporation or any entity in the Group	2,709	2,773	355	340
Other audit-related work	159	139	-	-
Total audit and other assurance services	2,868	2,912	355	340
Taxation	20	114	-	-
Total remuneration paid to related practices of PwC	2,888	3,026	355	340
Total remuneration paid to PwC	21,190	20,512	17,913	17,412

For compliance with SEC disclosure requirements, remuneration to the external auditor, including goods and services tax, for the years ended 30 September 2013 and 2012 is summarised from the table above as follows:

	2013	2012
	$’000	$’000
Audit fees	18,848	18,022
Non-audit fees:
Audit-related fees	828	1,615
Tax fees	161	179
All other fees	1,353	696
Total non-audit fees	2,342	2,490
Total fees paid to PwC	21,190	20,512

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

Other services include consulting services on the operational risk model and assurance on the development of an upgraded wealth platform.

The external auditor, PwC, also provides audit and non-audit services to non-consolidated entities sponsored by the Group, non-consolidated trusts of which a Westpac Group entity is trustee, manager or responsible entity and non-consolidated superannuation funds or pension funds. The fees in respect of their services were approximately $7.7 million in total (2012: $8.6 million). PwC may also provide audit and non-audit services to other entities in which Westpac holds a minority interest, and which are not consolidated. Westpac is not aware of the amount of any fees paid by those entities.

266	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 34. EXPENDITURE COMMITMENTS

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Lease commitments (all leases are classified as operating leases)
Premises and sites	3,883	3,747	3,513	3,423
Furniture and equipment	22	16	16	9
Total lease commitments	3,905	3,763	3,529	3,432
Due within one year	509	490	444	437
Due after one year but not later than five years	1,712	1,565	1,512	1,401
Due after five years	1,684	1,708	1,573	1,594
Total lease commitments	3,905	3,763	3,529	3,432
Other expenditure commitments[1]
Payable within one year	713	687	622	623
Payable later than one year but not later than five years	1,462	1,450	1,291	1,214
Payable after five years	29	64	29	64
Total other expenditure commitments	2,204	2,201	1,942	1,901

1      Amounts presented for other expenditure commitments represent the estimated spend on Westpac’s significant contracts over their remaining term. This would differ from the contractually committed amount.

As at 30 September 2013, the total future minimum lease payments expected to be received by the Group and Parent Entity from non-cancellable sub-leases was $17 million (2012: $21 million) and $17 million (2012: $21 million) respectively.

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

Service agreements

The maximum contingent liability for termination benefits in respect of service agreements with the CEO and other Group Key Management Personnel at 30 September 2013 was $14.2 million (2012: $15.1 million).

Significant long term agreements

On 30 September 2013, Westpac entered into an agreement with IBM Australia Limited to provide project delivery resources specific for Integrated Migration and Transformation Program (IMTP) requirements.

On 1 July 2013, Westpac renewed its agreement with Microsoft Australia Pty Limited for a further three years, to June 2016. The renewed agreement relates to the provision of software licences, software support and consulting services to all brands and divisions of Westpac in Australia and internationally, including the Pacific Islands, New Zealand, Asia and Europe.

On 30 June 2013, Westpac and IBM Australia Limited executed a new Enterprise Licensing Agreement for five years. This agreement renews current IBM software licences held by Westpac and provides the flexibility for Westpac to substitute existing licences for alternative products of the same value.

On 25 June 2012, Westpac commenced a five year agreement with InfoSys Technologies Limited to provide maintenance and development support within the testing and corporate systems areas of technology. On 12 November 2012, Westpac commenced an additional five year agreement with InfoSys Technologies Limited to provide maintenance and development support within the group customer master and customer assisted services areas of technology.

On 25 June 2012, Westpac commenced a five year agreement with Tata Consultancy Services to provide maintenance and development support within the information systems area of technology. On 12 November 2012, Westpac commenced an additional five year agreement with Tata Consultancy Services to provide maintenance and development support within the customer self service area of technology.

On 8 August 2012, Westpac extended its agreement with Telecom New Zealand for a further two years, commencing 1 November 2012 to 31 October 2014. Telecom is responsible for Westpac’s telecommunications services in New Zealand.

2013 WESTPAC GROUP ANNUAL REPORT	267

NOTE 34. EXPENDITURE COMMITMENTS (CONTINUED)

On 1 July 2012 and 30 July 2012, Westpac entered into five year agreements with Toll Transport Pty Ltd and Linfox Armaguard Pty Limited respectively for the provision of cash-in-transit services.

On 30 June 2012, Westpac entered into a 4.5 year agreement with Toll Transport Pty Ltd for the provision of freight and courier services.

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

On 26 August 2011, Westpac extended its agreement with Telstra Corporation Limited for a further two years, to December 2013. The extended agreement relates to the provision of telecommunications outsourcing services to Westpac in Australia and internationally.

On 18 May 2011, Westpac entered an agreement with HP Enterprise Services BPA Limited (HP) to amend and extend its loan processing service agreement for a further four years. On 20 December 2012, the agreement was novated from HP Enterprise Services BPA Limited to HP Australia Pty Limited.

On 19 November 2010, Westpac entered into an agreement with IBM Australia Limited which relates to the core banking technology operations in Australia and has an initial term of five years.

Westpac entered into an agreement with Fujitsu Australia Limited to lease a purpose-built data centre from 21 September 2010 for 15 years with three further five year options and a services agreement for 15 years with two further five year options.

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

On 1 April 2010, Westpac commenced a five year master services agreement with United Group Services Pty Limited for the provision of real estate services, facilities management, workplace management, program management and finance management.

On 1 October 2007, St.George entered into a five year agreement with Optus Networks Pty Limited for the provision of telecommunications carriage services and various outsourced administration functions. Following the initial four year term the agreement was extended for a sixth year due to certain service level agreements being met.

On 3 November 2006, Westpac entered into a master relationship agreement with Genpact U.S. LLC (subsequently novated to Genpact International Inc) for the provision of back office administrative support services. On 2 May 2013, Westpac extended the term of the Genpact master relationship agreement by five years to May 2018.

On 4 February 2005, Westpac, in conjunction with the National Australia Bank and the Commonwealth Bank of Australia, entered into a 12 year agreement with Fiserv Solutions of Australia Pty Limited for the provision of voucher (cheque) processing services.

Commitments in relation to long-term contracts are included in other expenditure commitments above.

268	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 35. SUPERANNUATION COMMITMENTS

Westpac had the following defined benefit plans at 30 September 2013:

Name of Plan	Type	Form of Benefit	Date of Last Actuarial Assessment of the Funding Status
Westpac Group Plan (WGP)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2012

Westpac New Zealand Superannuation Scheme (WNZS)	Defined benefit and accumulation	Indexed pension and lump sum	30 June 2013

Westpac Banking Corporation UK Staff Superannuation Scheme (UKSS)	Defined benefit	Indexed pension and lump sum	5 April 2012

Westpac UK Medical Benefits Scheme	Defined benefit	Medical benefits	Not applicable

All of the defined benefit sections of the schemes are closed to new members.

Contributions

Funding recommendations are made based on the Attained Age Method, which impacts the timing of contribution requirements and assumes that the plans will not be discontinued.

The specific contributions for each of the plans are set out below:

▪         WGP – contributions are made to the WGP at the rate of 11.8% of members’ salaries;

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

The table below summarises the calculation of the surplus/(deficit) used to make funding recommendations, based on the guidance in Australian Accounting Standard AAS 25 Financial Reporting by Superannuation Plans:

	Consolidated		Parent Entity
	2013¹	2012²	2013¹	2012²
	$m	$m	$m	$m
Market value of assets	1,747	1,667	1,679	1,610
Present value of accrued benefits	1,710	1,642	1,638	1,575
Surplus/(deficit)	37	25	41	35

1      Calculated as at 30 June 2012 (WGP), 5 April 2012 (UKSS) and 30 June 2013 (WNZS).

2      Calculated as at 30 June 2012 (WGP), 5 April 2009 (UKSS) and 30 June 2011 (WNZS).

The following economic assumptions applied for the funding calculations differ to assumptions used in the accounting calculations due to different valuation dates, discount rates and assumptions linked to expected returns on assets.

	WGP	WNZS	UKSS
Discount rate	7.3%	5.5%	5.2%
Expected return on plan assets	7.3%	5.5%	5.2%
Expected increase in average salary of plan members	4.0%	3.5%	4.8%

2013 WESTPAC GROUP ANNUAL REPORT	269

NOTE 35. SUPERANNUATION COMMITMENTS (CONTINUED)

Defined benefit deficit

The defined benefit deficit amount reported in the balance sheet, based on the AASB 119 Employee Benefits accounting calculations can be reconciled as follows:

	Consolidated					Parent Entity
	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Fair value of plan assets	1,971	1,736	1,669	1,709	1,654	1,902	1,679	1,610	1,651	1,553
Present value of funded and unfunded obligations	2,277	2,368	2,345	2,134	2,042	2,180	2,254	2,241	2,039	1,915
Net obligations	(306)	(632)	(676)	(425)	(388)	(278)	(575)	(631)	(388)	(362)

Defined benefit superannuation expense

The amount recognised in the income statement is as follows:

	Consolidated			Parent Entity
	2013	2012	2011	2013	2012	2011
	$m	$m	$m	$m	$m	$m
Current service cost	50	60	56	49	59	55
Past service cost	-	-	(3)	-	-	(3)
Interest cost	87	89	96	84	87	94
Expected return on plan assets	(116)	(110)	(120)	(112)	(107)	(117)
Net defined benefit superannuation expense	21	39	29	21	39	29

Change in benefit obligation

The change in the present value of the defined benefit obligation is as follows:

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Benefit obligation at the beginning of the period	2,368	2,345	2,254	2,241
Current service cost	50	60	49	59
Interest cost	87	89	84	87
Actuarial losses/(gains)	(103)	43	(85)	27
Contributions by members	15	16	14	16
Benefits paid	(165)	(182)	(155)	(172)
Exchange and other adjustments	25	(3)	19	(4)
Benefit obligation at the end of the period	2,277	2,368	2,180	2,254
Funded status of plans:
Unfunded obligations[1]	15	14	15	14
Wholly or partly funded obligations	2,262	2,354	2,165	2,240
	2,277	2,368	2,180	2,254

1     Unfunded obligations relate to the UK medical benefits scheme in respect of which assets are not held in a separate plan. Westpac’s obligations for the UK medical benefits scheme is included in the defined benefit liability.

270	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 35. SUPERANNUATION COMMITMENTS (CONTINUED)

Change in plan assets

The change in the fair value of plan assets is as follows:

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Fair value of plan assets at beginning of the year	1,736	1,669	1,679	1,610
Expected returns on plan assets	116	110	112	107
Actuarial gains	189	77	184	76
Actual returns on plan assets	305	187	296	183
Employer contributions	53	49	49	46
Contributions by members	15	16	14	16
Benefits paid	(165)	(182)	(156)	(172)
Exchange and other adjustments	27	(3)	20	(4)
Fair value of plan assets at end of the year	1,971	1,736	1,902	1,679

Assumptions used in the AASB 119 accounting calculations

	Consolidated and Parent Entity
	2013		2012
	Australian	Overseas	Australian	Overseas
	Funds	Funds	Funds	Funds
Discount rate[1]	4.6%	3.4-4.4%	4.1%	2.5-4.4%
Expected return on plan assets – active members[2]	n/a	n/a	6.6%	5.1-6.0%
Expected return on plan assets – pensioners[2]	n/a	n/a	7.5%	5.1-6.0%
Expected increase in average salary of plan members	3.5%	3.0-5.1%	3.5%	3.5-4.7%
Rate of increase for pensions	2.5%	2.5-3.4%	2.5%	2.5-3.0%
Initial health care inflation	n/a	7.6%	n/a	7.0%
Long-term health care inflation	n/a	2.0-4.0%	n/a	4.0%

1     In 2012 the discount rate assumption for WGP was changed from one based on the yield on 10 year Australian Federal Government bonds to a rate based on the weighted average yield on the population of available state and federal government bonds with durations exceeding 10 years. The change of assumption reduced the defined benefit obligation by $79 million, recognised directly in retained earnings as part of actuarial gains and losses.

2     This represents the expected rate of return for the forthcoming year. Under changes to AASB 119 this assumption is not required for financial years ending on or after 30 September 2014 onwards.

In addition to the financial assumptions presented above, the pension mortality assumptions may also have a significant impact on measuring the net obligation. The average mortality assumptions are age related and allowances are made for future mortality improvements. The assumptions for our principal fund the WGP for 2013 are that a 60-year-old male pensioner is assumed to have a remaining life expectancy of 30.5 and a 60-year-old female pensioner is assumed to have a remaining life expectancy of 33.6.

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

Experience adjustments

	Consolidated					Parent Entity
	2013	2012	2011	2010	2009	2013	2012	2011	2010	2009
	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m
Experience adjustments on plan assets	189	77	(31)	(3)	(69)	184	76	(29)	(1)	(66)
Experience adjustments on plan liabilities	103	(43)	(234)	(125)	112	85	(27)	(233)	(113)	96

Actuarial gains and losses, as well as adjustments arising from changes in actuarial assumptions, represent experience adjustments on plan assets and plan liabilities. The cumulative amount of actuarial gains or losses recognised in other comprehensive income to 30 September 2013 was $409 million (2012: $701 million) for the Group and $371 million (2012: $640 million) for the Parent Entity.

2013 WESTPAC GROUP ANNUAL REPORT	271

NOTE 35. SUPERANNUATION COMMITMENTS (CONTINUED)

Asset allocation

The actual asset allocation at 30 September was:

	Consolidated and Parent Entity
	2013		2012
	Australian	Overseas	Australian	Overseas
	Funds	Funds	Funds	Funds
Cash	5%	-	4%	1%
Equity instruments	50%	52%	50%	40–57%
Debt instruments	20%	44%	21%	42–50%
Property	7%	4%	6%	10%
Other assets[1]	18%	-	19%	-
	100%	100%	100%	100%

1     Other assets comprise alternative asset classes including investments in infrastructure funds and private equity funds.

Investments held in Westpac and related entities

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Value of plan assets invested in debt and equity securities of Westpac	9	7	-	-
Value of plan assets invested in related parties of Westpac	7	13	7	13
Total	16	20	7	13

Post-retirement health care

The effect of a one percentage point change in assumed health care trend rates, assuming all other assumptions remain constant, would not be material on either the current service costs or the accumulated benefit obligation of the Westpac UK Medical Benefits Scheme at 30 September 2013.

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

272	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 36. CONTINGENT LIABILITIES, CONTINGENT ASSETS AND CREDIT COMMITMENTS (CONTINUED)

Off-balance sheet credit risk-related financial instruments excluding derivatives at 30 September are as follows:

	Contract or Notional Amount
	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Credit risk-related instruments
Standby letters of credit and financial guarantees[1]	4,334	4,474	4,252	4,402
Trade letters of credit[2]	3,218	2,589	3,172	2,542
Non-financial guarantees[3]	9,054	8,908	8,317	8,253
Commitments to extend credit[4]	148,368	139,809	132,271	125,787
Other commitments[5]	44	98	44	98
Total credit risk-related instruments	165,018	155,878	148,056	141,082

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

4      Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commercial commitments disclosed above at 30 September 2013, the Group offered $12.4 billion (2012: $7.4 billion) of facilities to customers, which had not yet been accepted.

5      Other commitments include underwriting facilities.

	Consolidated 2013
	Up to	Over 1	Over 3	Over
	1 Year	to 3 Years	to 5 Years	5 Years	Total
	$m	$m	$m	$m	$m
Standby letters of credit and financial guarantees	1,390	2,184	176	584	4,334
Trade letters of credit	3,218	-	-	-	3,218
Non-financial guarantees	5,526	1,394	412	1,722	9,054
Commitments to extend credit	60,281	29,613	14,702	43,772	148,368
Other commitments	-	-	-	44	44
Total commercial commitments	70,415	33,191	15,290	46,122	165,018

Contingent assets

The credit commitments shown in the table above also constitute assets. These commitments would be classified as loans and other assets in the balance sheet on the contingent event occurring.

Additional liabilities and commitments

Legislative liabilities

The Group had the following assessed liabilities as at 30 September 2013:

▪        $24 million (2012: $24 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1987 and the Workplace Injury Management and Workers’ Compensation Act 1998 (New South Wales);

▪        $11 million (2012: $11 million) based on actuarial assessment as a self-insurer under the Accident Compensation Act 1985 (Victoria);

▪        $6 million (2012: $5 million) based on actuarial assessment as a self-insurer under the Workers’ Rehabilitation and Compensation Act 1986 (South Australia);

▪        $2 million (2012: $2 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation and Rehabilitation Act 2003 (Queensland); and

▪        $1 million (2012: $1 million) based on an actuarial assessment as a self-insurer under the Workers’ Compensation Act 1951 (Australian Capital Territory).

Adequate provision has been made for these liabilities in the provision for annual leave and other employee benefits (refer to Note 20).

2013 WESTPAC GROUP ANNUAL REPORT	273

NOTE 36. CONTINGENT LIABILITIES, CONTINGENT ASSETS AND CREDIT COMMITMENTS (CONTINUED)

Litigation

Contingent liabilities exist in respect of actual and potential claims and proceedings. An assessment of the Group’s likely loss has been made on a case-by-case basis for the purpose of the financial statements and specific provisions have been made where appropriate.

▪        Westpac has been served with two separate class action proceedings by customers seeking to recover exception fees paid by those customers. The first set of proceedings was commenced by customers of the Westpac brand; the second by customers of the St.George Bank and BankSA brands. Westpac has agreed with the plaintiffs to put the proceedings against Westpac, St.George and BankSA on hold until at least March 2014, pending further developments in similar litigation commenced against another Australian bank.

▪        Westpac has been served with a class action proceeding brought on behalf of Westpac customers who borrowed money to invest in Storm Financial-badged investments. Westpac intends to defend these proceedings. As the two named applicants have not quantified the damages that they seek, and given the preliminary nature of these proceedings, it is not possible to estimate any potential liability at this stage.

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

Financial Claims Scheme

Under the Financial Claims Scheme (FCS) the Australian Government provides depositors a free guarantee of deposits in eligible ADIs up to and including $250,000. The FCS applies to an eligible ADI if APRA has applied for the winding up of the ADI and the responsible Australian Government minister has declared that the FCS applies to the ADI.

The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of certain APRA FCS costs connected to an ADI. The levy would be imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities.

Contingent tax risk

The ATO is reviewing the taxation treatment of certain transactions undertaken by the Group in the course of normal business activities.

Risk reviews and audits are also being undertaken by revenue authorities in other jurisdictions, as part of normal revenue authority activity in those countries.

The Group has assessed these and other taxation claims arising in Australia and elsewhere, including seeking independent advice where appropriate, and considers it holds appropriate provisions.

Assets pledged

In addition to assets supporting securitisation and covered bond programs disclosed in Note 31, the Group and Parent Entity have provided collateral to secure liabilities as part of standard terms of transaction with other financial institutions. The carrying value of financial assets pledged as collateral to secure liabilities is:

	Consolidated		Parent Entity
	2013	2012	2013	2012
	$m	$m	$m	$m
Cash	7,091	4,666	6,941	4,409
Cash deposit on stock borrowed	46	71	46	-
Securities (including certificates of deposit)	177	459	177	459
Securities pledged under repurchase agreements[1]	8,101	6,902	8,101	6,902
Total amount pledged to secure liabilities	15,415	12,098	15,265	11,770

1      Comparative information has been revised to conform to presentation with current year.

Collateral received

All collateral received from counterparties to secure liabilities, besides residential mortgages, is received in the form of cash or securities. Cash held as collateral, recognised on the Group’s and Parent Entity’s balance sheets as at 30 September 2013 was $1,285 million (2012: $1,356 million). Securities received as collateral under reverse repurchase agreements as at 30 September 2013 was $6,882 million (2012: $10,148 million).

274	2013 WESTPAC GROUP ANNUAL REPORT

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

▪        guarantees to Westpac Bank-PNG-Limited (expires on January 2014) and Westpac Bank Samoa Limited subsidiaries that support loans made to customers in those two jurisdictions, to the extent that the loans exceed prescribed limits; and

▪        guarantees to certain wholly owned subsidiaries that are Australian financial services or credit licensees to comply with legislative requirements. Each guarantee provided does not exceed $40 million per annum. The guarantees will only give rise to a liability where the entity concerned becomes legally obliged to pay on account of a claim under the relevant licence. The Parent Entity has a right of indemnity to recover funds payable under the guarantees.

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

The Group also manages life insurance statutory fund assets that are included in the consolidated financial statements.

2013 WESTPAC GROUP ANNUAL REPORT	275

NOTE 38. GROUP ENTITIES

The consolidated Group as at 30 September 2013 includes the following controlled entities1:

Name	Country of Incorporation	Name	Country of Incorporation
Westpac Banking Corporation	Australia	Infrastructure GP LLP[2]	UK
1925 Advances Pty Limited	Australia	Europe Infrastructure Debt LP2	UK
General Credit Holdings Pty Limited	Australia	Hastings Infrastructure 2 Limited[2]	UK
General Credits Pty Limited	Australia	Hastings Funds Management (USA) Inc.	USA
G.C.L. Investments Pty Limited	Australia	Hastings Advisers, LLC	USA
Ascalon Capital Managers Limited	Australia	Hastings Investments GP LLC	USA
Ascalon Capital Managers (Asia) Limited	Hong Kong	Hastings Investment Capital, LP	USA
Canning Park Capital Pte Ltd[2]	Singapore	Hastings Investment Management Pty Limited	Australia
Ascalon Funds Seed Pool Trust	Australia	Hickory Trust	Australia
Asgard Wealth Solutions Limited	Australia	Nationwide Management Pty Limited	Australia
Asgard Capital Management Limited	Australia	St.George Custodial Pty Limited	Australia
Hitton Pty Limited	Australia	Partnership Pacific Pty Limited[4]	Australia
EQR Securities Pty Limited	Australia	Partnership Pacific Securities Pty Limited[4]	Australia
Securitor Financial Group Limited	Australia	RMS Warehouse Trust 2007-1	Australia
Australian Loan Processing Security Company Pty Limited	Australia	Seed Pool Trust No 2	Australia
Australian Loan Processing Security Trust	Australia	Series 2007-1G WST Trust	Australia
Bill Acceptance Corporation Pty Limited[4]	Australia	Series 2008-1M WST Trust	Australia
Mortgage Management Pty Limited[4]	Australia	Series 2009-1 WST Trust	Australia
BLE Capital Limited	Australia	Series 2011-1 WST Trust	Australia
BLE Capital Investments Pty Limited	Australia	Series 2011-2 WST Trust	Australia
BLE Development Pty Limited	Australia	Series 2011-3 WST Trust	Australia
BLE Holdings Pty Limited	Australia	Series 2012-1 WST Trust	Australia
BT Short Term Income Fund	Australia	Series 2013-1 WST Trust[2]	Australia
Castlereagh Trust	Australia	Sixty Martin Place (Holdings) Pty Limited	Australia
CBA Limited	Australia	1925 (Commercial) Pty Limited	Australia
Belliston Pty Limited	Australia	1925 (Industrial) Pty Limited	Australia
Challenge Limited	Australia	Halcyon Securities Limited	Australia
Crusade CP Management Pty Limited	Australia	Packaging Properties 1 Pty Limited	Australia
Crusade CP No.1 Pty Limited[7]	Australia	Packaging Properties 2 Pty Limited	Australia
Crusade CP Trust No. 41	Australia	Packaging Properties 3 Pty Limited	Australia
Crusade CP Trust No. 44	Australia	Pashley Investments Pty Limited	Australia
Crusade CP Trust No. 48	Australia	Westpac Investment Vehicle No.3 Pty Limited	Australia
Crusade CP Trust No. 49	Australia	Sallmoor Pty Limited	Australia
Crusade CP Trust No. 50	Australia	Teuton Pty Limited	Australia
Crusade CP Trust No. 52	Australia	Westpac Administration Pty Limited	Australia
Crusade CP Trust No. 53	Australia	Westpac Asian Lending Pty Limited	Australia
Crusade CP Trust No. 54	Australia	Westpac Debt Securities Pty Limited	Australia
Crusade CP Trust No. 55	Australia	Westpac Direct Equity Investments Pty Limited	Australia
Crusade CP Trust No. 56	Australia	Westpac Equipment Finance Limited	Australia
Crusade CP Trust No. 57	Australia	Westpac Equipment Finance (No.1) Pty Limited	Australia
Crusade CP Trust No. 58	Australia	Westpac Global Capital Markets Pty Limited[4]	Australia
Crusade CP Trust No. 60	Australia	Westpac Group Investments Australia Pty Limited	Australia
Crusade Management Limited	Australia	W1 Investments Pty Limited	Australia
Crusade Euro Trust 1 E of 2006	Australia	Westpac Investment Vehicle Pty Limited	Australia
Crusade Euro Trust 1 E of 2007	Australia	Westpac Funds Financing Holdco Pty Limited	Australia
Crusade Global Trust 2 of 2004	Australia	Westpac Funds Financing Pty Limited	Australia
Crusade Global Trust 1 of 2005	Australia	Westpac Investment Vehicle No.2 Pty Limited	Australia
Crusade Global Trust 2 of 2005	Australia	Westpac Cook Cove Trust I	Australia
Crusade Global Trust 1 of 2006	Australia	Westpac Cook Cove Trust II	Australia
Crusade Global Trust 2 of 2006	Australia	Westpac Pacific Limited Partnership	Australia
Crusade Global Trust 1 of 2007	Australia	Westpac Syndications Management Pty Limited	Australia
Crusade Trust 1A of 2005	Australia	St.George Business Finance Pty Limited	Australia
Crusade Trust No.2P of 2008	Australia	St.George Equity Finance Limited	Australia
Danaby Pty Limited	Australia	St.George Finance Holdings Limited	Australia
Hastings Management Pty Limited	Australia	St.George Finance Limited	Australia
Hastings Funds Management Asia Pte. Limited[2]	Singapore	Crusade ABS Series 2012-1 Trust[2]	Australia
Hastings Funds Management Limited	Australia	St.George Motor Finance Limited[5]	Australia
Hastings Forestry Investments Limited	New Zealand	St.George Life Limited	Australia
Hastings Forests Australia Pty Limited	Australia	St.George Procurement Management Pty Limited	Australia
Hastings Private Equity Fund IIA Pty Limited	Australia	St.George Security Holdings Pty Limited	Australia
Hastings Funds Management (UK) Limited	UK	Sydney Capital Corporation Inc[7]	USA
Hastings Infrastructure 1 Limited[2]	UK	Tavarua Funding Trust IV	USA

276	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 38. GROUP ENTITIES (CONTINUED)

Name	Country of Incorporation	Name	Country of Incorporation
The Mortgage Company Pty Limited	Australia	Westpac General Insurance Services Limited	Australia
Value Nominees Pty Limited	Australia	BT Long Term Income Fund	Australia
Waratah Receivables Corporation Pty Limited[7]	Australia	Westpac Equity Pty Limited	Australia
Waratah Securities Australia Limited[7]	Australia	Westpac General Insurance Limited	Australia
Westpac Altitude Rewards Trust	Australia	Westpac Lenders Mortgage Insurance Limited	Australia
Westpac Bank of Tonga	Tonga	Westpac Securities Limited	Australia
Westpac Bank Samoa Limited[5]	Samoa	Net Nominees Limited	Australia
Westpac Bank-PNG-Limited[5]	Papua New Guinea	Westpac Securitisation Management Pty Limited	Australia
Westpac Capital Holdings Inc.	USA	Westpac Europe Limited	UK
Westpac Capital Trust III	USA	Westpac Financial Holdings Pty Limited	Australia
Westpac Capital Trust IV	USA	BT Securities Limited	Australia
Westpac Covered Bond Trust	Australia	BT (Queensland) Pty Limited	Australia
Westpac Delta LLC	USA	Westpac Funding Holdings Pty Limited	Australia
Westpac Equity Holdings Pty Limited	Australia	Tavarua Funding Trust III	USA
Altitude Administration Pty Limited	Australia	Westpac Investments U.K. Limited	UK
Altitude Rewards Pty Limited	Australia	Codrington S.a.r.l.	Luxembourg
Hastings Group Pty Limited	Australia	Westpac Leasing Nominees-Vic.-Pty Limited	Australia
Qvalent Pty Limited	Australia	Westpac Overseas Holdings No. 2 Pty Limited	Australia
RAMS Financial Group Pty Limited	Australia	Westpac New Zealand Group Limited	New Zealand
Westpac Financial Consultants Limited	Australia	Westpac New Zealand Limited	New Zealand
Westpac Financial Services Group Limited	Australia	Westpac Cash PIE Fund[2,7]	New Zealand
Advance Asset Management Limited	Australia	Westpac NZ Operations Limited	New Zealand
BT Financial Group (NZ) Limited	New Zealand	Aotearoa Financial Services Limited	New Zealand
BT Funds Management (NZ) Limited	New Zealand	Number 120 Limited	New Zealand
BT Financial Group Pty Limited	Australia	The Home Mortgage Company Limited	New Zealand
BT Australia Pty Limited	Australia	The Warehouse Financial Services Limited[5]	New Zealand
BT Funds Management Limited	Australia	Westpac (NZ) Investments Limited	New Zealand
Oniston Pty Limited	Australia	Westpac NZ Leasing Limited	New Zealand
BT Life Limited	Australia	Westpac NZ Securitisation Holdings Limited[5]	New Zealand
BT Portfolio Services Limited	Australia	Westpac NZ Securitisation Limited	New Zealand
Magnitude Group Pty Limited	Australia	Westpac NZ Securitisation No.2 Limited[2]	New Zealand
BT Funds Management No.2 Limited	Australia	Westpac NZ Covered Bond Holdings Limited[5]	New Zealand
BT Investment Management Limited[5]	Australia	Westpac NZ Covered Bond Limited	New Zealand
BT Investment Management (Fund Services) Limited[2]	Australia	Westpac Securities NZ Limited	New Zealand
BT Investment Management (Institutional) Limited[4]	Australia	Westpac Term PIE Fund[7]	New Zealand
BTIM UK Limited	UK	Westpac Overseas Holdings Pty Limited	Australia
J O Hambro Capital Management Holdings Limited	UK	A.G.C. (Pacific) Limited	Papua New Guinea
J O Hambro Capital Management Limited	UK	Westpac Americas Inc.	USA
JOHCM (Singapore) Pte Limited	Singapore	Westpac Investment Capital Corporation	USA
JOHCM (USA) General Partner Inc	USA	Westpac USA Inc.	USA
JOHCM (USA) Inc[2]	USA	Southern Cross Inc.	USA
JOHCMG Share Trustee Limited	UK	Westpac Capital Markets Holding Corp	USA
BT Private Nominees Pty Limited	Australia	Westpac Capital Markets LLC	USA
Westpac Custodian Nominees Limited	Australia	Westpac Finance (HK) Limited	Hong Kong
Westpac Financial Services Group-NZ-Limited	New Zealand	Westpac Group Investment-NZ-Limited	New Zealand
Westpac Life-NZ-Limited	New Zealand	Westpac Holdings-NZ-Limited	New Zealand
Westpac Nominees-NZ-Limited	New Zealand	Westpac Capital-NZ-Limited	New Zealand
HLT Custodian Trust	New Zealand	Westpac Equity Investments NZ Limited	New Zealand
MIF Custodian Trust	New Zealand	Westpac Singapore Limited	Singapore
Westpac Superannuation Nominees-NZ-Limited	New Zealand	Westpac Properties Limited	Australia
Westpac Financial Services Limited	Australia	Westpac Securitisation Holdings Pty Limited	Australia
Westpac Life Insurance Services Limited	Australia	Westpac Structured Products Limited	Australia
Westpac RE Limited	Australia	Westpac TPS Trust	Australia
Westpac Securities Administration Limited	Australia	Westpac Unit Trust	Australia

2013 WESTPAC GROUP ANNUAL REPORT	277

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

[2]	The following controlled entities were acquired, created or incorporated during the financial year:
	▪	BT Investment Management (Fund Services) Limited	Incorporated	15 November 2012
	▪	Canning Park Capital Pte. Limited	Acquired	11 September 2013
	▪	Crusade ABS Series 2012-1 Trust	Created	6 December 2012
	▪	Europe Infrastructure Debt LP	Created	18 September 2013
	▪	Hastings Funds Management Asia Pte. Limited	Incorporated	31 October 2012
	▪	Hastings Infrastructure 1 Limited	Incorporated	21 August 2013
	▪	Hastings Infrastructure 2 Limited	Incorporated	21 August 2013
	▪	Infrastructure GP LLP	Created	21 August 2013
	▪	JOHCM (USA) Inc.	Incorporated	28 March 2013
	▪	Series 2013-1 WST Trust	Created	18 February 2013
	▪	Westpac Cash PIE Fund	Created	14 November 2012
	▪	Westpac NZ Securitisation No.2 Limited	Incorporated	2 November 2012
[3]	The following controlled entities ceased to be controlled or were disposed of during the financial year:
	▪	Australian Infrastructure Fund International 1 Pty Ltd	Disposed	23 November 2012
	▪	Challenge Finance Pty Limited	Deregistered	19 April 2013
	▪	Crusade ABS Series 2008-2 Trust	Terminated	11 February 2013
	▪	Crusade Euro Trust No.1E of 2004	Terminated	27 February 2013
	▪	Crusade Global Trust 1 of 2004	Terminated	4 December 2012
	▪	FAI Trust No.2	Ceased	30 September 2013
	▪	Gemini Trust	Terminated	25 March 2013
	▪	Infrastructure Australia (No.3) Limited	Deregistered	13 October 2012
	▪	Infrastructure Australia (No.4) Limited	Deregistered	13 October 2012
	▪	Orion Trust	Terminated	25 March 2013
	▪	Phoenix Trust	Terminated	25 March 2013
	▪	Series 2005-1G WST Trust	Terminated	22 March 2013
	▪	St.George Group Holdings Pty Limited	Deregistered	24 July 2013
	▪	St.George Insurance Australia Pty Limited	Deregistered	31 October 2012
	▪	Tasman LLC	Cancelled	13 November 2012
	▪	TIF International 1 Pty Limited	Disposed	1 September 2013
	▪	Westpac Capital Corporation	Deregistered	25 March 2013
	▪	Westpac Private Equity Pty Limited	Deregistered	26 September 2013
	▪	Westpac Securities Inc.	Deregistered	25 March 2013
	▪	WFAL No.1 Loan Trust	Terminated	22 November 2012
[4]	The following controlled entities changed their name during the financial year:
	▪	Athena Finance Pty Limited to Westpac Global Capital Markets Pty Limited		23 September 2013
	▪	Bill Acceptance Corporation Limited to Bill Acceptance Corporation Pty Limited		6 September 2013
	▪	BT Investment Management (RE) Limited to BT Investment Management (Institutional) Limited		3 April 2013
	▪	Mortgage Management Limited to Mortgage Management Pty Limited		6 September 2013
	▪	Partnership Pacific Limited to Partnership Pacific Pty Limited		6 September 2013
	▪	Partnership Pacific Securities Limited to Partnership Pacific Securities Pty Limited		6 September 2013
[5]	All entities listed in this note are wholly owned controlled entities except the following:

	Percentage Owned
	2013	2012
BT Investment Management Limited	62.1%	64.5%
St.George Motor Finance Limited	75.0%	75.0%
The Warehouse Financial Services Limited	51.0%	51.0%
Westpac Bank-PNG-Limited	89.9%	89.9%
Westpac Bank Samoa Limited	93.5%	93.5%
Westpac NZ Covered Bond Holdings Limited[6]	19.0%	19.0%
Westpac NZ Securitisation Holdings Limited[6]	19.0%	19.0%

[6]

9.5% of the equity in both Westpac NZ Securitisation Holdings Limited (WNZSHL) and Westpac NZ Covered Bond Holdings Limited (WNZCBHL) is held directly by Westpac Holdings-NZ-Limited and another 9.5% is held directly by Westpac NZ Operations Limited. Although WBC and its controlled entities only own a total of 19%, due to contractual and structural arrangements, each of WNZSHL and WNZCBHL is considered to be a controlled entity within WBC.

[7]

The Group has funding agreements in place with these entities and is deemed to have exposure to the associated risks and rewards. These entities are therefore deemed to be controlled without ownership.

278	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 39. OTHER GROUP INVESTMENTS

The Group had a significant non-controlling shareholding in the following entities as at 30 September 2013:

	Country Where	Beneficial
	Business is	Interest
	Carried On	%	Nature of Business
Above The Index Asset Management Pty Limited	Australia	37.0	Funds management
Alleron Investment Management Limited	Australia	39.7	Funds management
Angusknight Pty Limited	Australia	50.0	Employment and training
Athos Capital Limited	Hong Kong	35.0	Funds management
Boyd Cook Cove Unit Trust	Australia	50.0	Investment fund
Cardlink Services Limited	Australia	25.0	Card clearing system
Cards NZ Limited	New Zealand	18.8	Credit card provider
Cash Services Australia Pty Limited	Australia	25.0	Cash logistics
Cook Cove Investment Pty Limited	Australia	50.0	Investment company
Cook Cove Investment Trust	Australia	50.0	Investment fund
Cook Cove Pty Limited and its controlled entities	Australia	50.0	Investment company
Exact Mining Group Pty Limited[1]	Australia	25.5	Services to mining
H3 Global Advisors Pty Limited	Australia	43.9	Funds management
Paymark Limited	New Zealand	25.0	Electronic payments processing
Regal Funds Management Asia Limited	Singapore	30.0	Funds management
Regal Funds Management Pty Limited	Australia	30.0	Funds management
RV Capital Pte Limited	Singapore	30.0	Funds management
St Hilliers Enhanced Property Fund No.2	Australia	15.0	Property fund
Sydney Harbour Bridge Holdings Pty Limited	Australia	49.0	Intellectual property
Vipro Pty Limited	Australia	33.3	Voucher processing
Westpac Employee Assistance Foundation Pty Limited	Australia	50.0	Corporate trustee
Westpac Essential Services Trust I and II and their controlled and non-controlled entities	Australia	36.8	Asset management

1           Rhodes Contracting Pty Limited changed its name to Exact Mining Group Pty Limited on 25 February 2013.

The total carrying amount of the Group’s significant non-controlling shareholding was $191 million (2012: $208 million).

In terms of the contribution to the results of the Group, the above investments are not material either individually or in aggregate.

2013 WESTPAC GROUP ANNUAL REPORT	279

NOTE 40. RELATED PARTY DISCLOSURES

Directors’ interests in contracts

As required by the Corporations Act, some Directors have given notice that they hold office in specified companies and as such are to be regarded as having an interest in any contract or proposed contract which may be made between Westpac and those companies.

Unless otherwise noted all other transactions with Directors, Director-related entities and other related parties are in the ordinary course of business on normal terms and conditions (including interest and collateral) as apply to other employees and certain customers. These transactions consist principally of normal banking and financial services.

Ultimate parent

Westpac Banking Corporation is the ultimate parent company of the Group.

Subsidiaries

Transactions between Westpac and its subsidiaries during 2013 have included the provision of a wide range of banking and other financial facilities, some of which have been on commercial terms and conditions; others have been on terms and conditions which represented a concession to the subsidiaries. Details of amounts paid to or received from related parties, in the form of dividends or interest, are set out in Note 2 and Note 3.

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

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES

Directors of Westpac during the year ended 30 September 2013 were:

Name	Position
Lindsay Maxsted	Chairman
Gail Kelly	Managing Director & Chief Executive Officer
John Curtis	Deputy Chairman
Elizabeth Bryan	Director
Gordon Cairns	Director
Ewen Crouch[1]	Director
Robert Elstone	Director
Peter Hawkins	Director
Peter Marriott[2]	Director
Ann Pickard	Director
Peter Wilson[3]	Director

1           Appointed 1 February 2013.

2           Appointed 1 June 2013.

3           Retired 13 December 2012.

280	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

Other key management personnel with the greatest authority for strategic direction and management during the year ended 30 September 2013 were:

Name	Position
Senior Executives
John Arthur	Chief Operating Officer
Peter Clare	Chief Executive Officer, Westpac New Zealand Limited
Philip Coffey	Chief Financial Officer
Brad Cooper	Chief Executive Officer, BT Financial Group (Australia)
George Frazis	Chief Executive Officer, St.George Banking Group
Brian Hartzer	Chief Executive, Australian Financial Services
Christine Parker	Group Executive, Human Resources & Corporate Affairs
Greg Targett	Chief Risk Officer
Rob Whitfield	Group Executive, Westpac Institutional Bank
Jason Yetton	Group Executive, Westpac Retail & Business Banking

Key management personnel were all employed by Westpac as at 30 September 2013 except for Peter Clare (WNZL).

Total compensation of all key management personnel, including Non-executive Directors, the CEO and other key management personnel:

	Short-term Benefits	Post Employment Benefits	Termination Benefits	Share-based Payments	Total
	$	$	$	$	$
Consolidated
2013	31,937,697	373,290	-	15,465,959	47,776,946
2012	31,613,929	701,351	2,182,500	17,872,746	52,370,526

Parent Entity
2013	29,981,809	369,824	-	14,600,171	44,951,804
2012	29,574,544	689,910	2,182,500	16,714,407	49,161,361

Detailed remuneration disclosures of Non-executive Directors, CEO and other key management personnel are included in the Remuneration report.

2013 WESTPAC GROUP ANNUAL REPORT	281

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

Options and share rights holdings

The following table sets out details of performance options, performance share rights and unhurdled share rights held by the CEO and other key management personnel for the year ended 30 September 2013:

	Type of Equity-Based Instrument	Number Held at Start of Year	Number Granted During the Year as Remuneration	Number Exercised During the Year	Number Lapsed During the Year	Number Held at End of Year	Number Vested and Exercisable at End of Year
Senior Executives
Gail Kelly
	Performance option	400,043	-	400,043	-	-	-
	Performance share right	627,029	213,101	128,174	-	711,956	-
John Arthur
	Performance share right	98,744	71,033	17,256	-	152,521	-
Peter Clare
	Performance option	81,799	-	-	-	81,799	81,799
	Performance share right	106,311	39,462	23,187	-	122,586	-
	Unhurdled share right	-	22,942	-	-	22,942	-
Philip Coffey
	Performance option	548,949	-	219,591	-	329,358	329,358
	Performance share right	141,802	67,087	32,354	-	176,535	-
Brad Cooper
	Performance option	196,785	-	-	-	196,785	196,785
	Performance share right	156,191	59,194	28,310	-	187,075	-
George Frazis
	Performance share right	118,169	43,409	26,962	-	134,616	-
	Unhurdled share right	20,703	-	20,703	-	-	-
Brian Hartzer
	Performance share right	-	30,780	-	-	30,780	-
Christine Parker
	Performance option	25,036	-	12,204	-	12,832	12,832
	Performance share right	22,813	27,623	3,047	-	47,389	-
	Unhurdled share right	2,838	-	2,838	-	-	-
Greg Targett
	Performance share right	128,547	55,247	25,883	-	157,911	-
Rob Whitfield
	Performance option	559,597	-	403,365	-	156,232	156,232
	Performance share right	202,322	47,355	98,939	-	150,738	-
Jason Yetton
	Performance option	196,989	-	-	-	196,989	196,989
	Performance share right	87,192	51,301	58,107	-	80,386	-
Former Senior Executives[1]
Peter Hanlon
	Performance option	202,391	-	-	-	n/a	n/a
	Performance share right	106,311	-	-	-	n/a	n/a

1           This information relates to the period the individual was a key management personnel.

282	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

The following table sets out details of performance options, performance share rights and unhurdled share rights held by the CEO and other key management personnel for the year ended 30 September 2012:

	Type of Equity-Based Instrument	Number Held at Start of Year	Number Granted During the Year as Remuneration	Number Exercised During the Year	Number Lapsed During the Year	Number Held at End of Year	Number Vested and Exercisable at End of Year
Senior Executives
Gail Kelly
	Performance option	720,556	-	320,513	-	400,043	364,431
	Performance share right	486,545	272,929	132,445	-	627,029	-
John Arthur
	Performance share right	58,311	40,433	-	-	98,744	-
Peter Clare
	Performance option	81,799	-	-	-	81,799	73,619
	Performance share right	55,769	50,542	-	-	106,311	-
Philip Coffey
	Performance option	676,257	-	127,308	-	548,949	538,469
	Performance share right	75,087	66,715	-	-	141,802	-
Brad Cooper
	Performance option	196,785	-	-	-	196,785	187,583
	Performance share right	80,378	75,813	-	-	156,191	-
George Frazis
	Performance option	260,869	-	260,869	-	-	-
	Performance share right	62,573	55,596	-	-	118,169	-
	Unhurdled share right	30,698	-	9,995	-	20,703	-
Peter Hanlon
	Performance option	202,391	-	-	-	202,391	194,569
	Performance share right	55,769	50,542	-	-	106,311	-
Brian Hartzer[1]		n/a	-	-	-	-	-
Christine Parker[2]
	Performance option	n/a	-	-	-	25,036	23,816
	Performance share right	n/a	11,927	-	-	22,813	-
	Unhurdled share right	n/a	-	-	-	2,838	2,838
Greg Targett
	Performance share right	72,719	60,650	4,822	-	128,547	-
Rob Whitfield
	Performance option	559,597	-	-	-	559,597	553,462
	Performance share right	141,672	60,650	-	-	202,322	66,585
Jason Yetton[2]
	Performance option	n/a	-	-	-	196,989	193,717
	Performance share right	n/a	17,689	-	-	87,192	49,480
Former Senior Executives[2]
Rob Chapman
	Performance share right	29,039	42,960	-	-	n/a	n/a
Rob Coombe
	Performance option	362,240	-	-	-	n/a	n/a
	Performance share right	96,909	-	-	-	n/a	n/a

1           Brian Hartzer received an allocation of restricted shares on commencement of employment. In 2012 he was not awarded any options or share rights.

2           This information relates to the period these individuals were key management personnel.

2013 WESTPAC GROUP ANNUAL REPORT	283

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

Shareholdings

The following table sets out details of relevant interests in Westpac ordinary shares held by the Non-executive Directors (including their related parties) during the year ended 30 September 20131.

	Number Held at Start of Year	Other Changes During the Year	Number Held at End of Year
Current Directors
Lindsay Maxsted
2013	16,039	693	16,732
2012	15,360	679	16,039

John Curtis
2013	40,953	(22,493)	18,460
2012	80,787	(39,834)	40,953

Elizabeth Bryan
2013	23,737	1,616	25,353
2012	21,954	1,783	23,737

Gordon Cairns
2013	17,038	-	17,038
2012	17,038	-	17,038

Ewen Crouch[2]
2013	n/a	147	37,903

Robert Elstone[2]
2013	10,000	-	10,000
2012	n/a	-	10,000

Peter Hawkins[3]
2013	15,218	-	15,218
2012	15,218	-	15,218

Peter Marriott[2]
2013	n/a	-	20,000

Ann Pickard
2013	9,800	-	9,800
2012	n/a	9,800	9,800

Former Directors[2]
Peter Wilson
2013	16,598	-	n/a
2012	16,087	511	16,598

Ted Evans
2012	24,408	-	n/a

Carolyn Hewson
2012	16,348	-	n/a

Graham Reaney
2012	75,361	-	n/a

1           None of these shares include non-beneficially held shares.

2           This information relates to the period these individuals were Non-executive Directors.

3           In addition to holdings of ordinary shares, Peter Hawkins and his related parties held interests in 1,465 SPS (2012: 1,465) and 1,370 CPS (2012: 1,370) at the start of the year. The SPS were redeemed during the year (2012: no change). No change occurred during the year in relation to the CPS and 1,370 CPS were held at year end. Refer to Note 23 for details of SPS and CPS.

284	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

The following table sets out details of Westpac ordinary shares held by the CEO and other key management personnel (including their related parties) for the year ended 30 September 2013:

	Total Number Held at Start of Year	RSP Shares Granted as Compensation	Number Received on Exercise of Equity Instruments	Other Changes During the Year	RSP Shares Held at End of Year	Total Number Held at End of Year[1]
Senior Executives
Gail Kelly
2013	1,839,971	58,400	528,217	(550,000)	110,266	1,876,588
2012	1,459,214	77,799	452,958	(150,000)	118,850	1,839,971

John Arthur[2]
2013	96,975	18,076	17,256	8,445	35,364	140,752
2012	64,742	25,933	-	6,300	40,051	96,975

Peter Clare
2013	50,335	-	23,187	(51,912)	21,610	21,610
2012	40,986	32,416	-	(23,067)	50,335	50,335

Philip Coffey
2013	301,473	27,809	251,945	(262,913)	110,928	318,314
2012	295,581	44,204	127,308	(165,620)	123,918	301,473

Brad Cooper
2013	146,375	27,809	28,310	(145,871)	56,623	56,623
2012	133,478	43,222	-	(30,325)	64,942	146,375

George Frazis
2013	39,492	23,483	47,665	(10,000)	49,677	100,640
2012	140,200	39,292	270,864	(410,864)	39,292	39,492

Brian Hartzer
2013	331,906	3,862	-	(157,156)	178,612	178,612
2012	n/a	331,906	-	-	279,600	331,906

Christine Parker
2013	25,947	15,449	18,089	(35,982)	23,503	23,503
2012	8,932	17,015	-	-	22,607	25,947

Greg Targett
2013	151,035	17,767	25,883	-	35,841	194,685
2012	119,102	27,111	4,822	-	46,085	151,035

Rob Whitfield
2013	311,883	33,371	502,304	(403,365)	140,829	444,193
2012	275,734	36,149	-	-	142,097	311,883

Jason Yetton
2013	90,955	16,994	58,107	(29,268)	61,147	136,788
2012	n/a	21,990	-	5,997	60,466	90,955

Former Senior Executives[3]
Peter Hanlon
2013	123,681	-	-	-	-	n/a
2012	88,893	34,774	-	14	81,509	123,681
Rob Chapman
2012	147,206	24,047	-	(98,317)	-	n/a
Rob Coombe
2012	140,571	-	-	-	-	n/a

1           The highest number of shares held by an individual in the above tables is 0.06% of total Westpac ordinary shares outstanding at 30 September 2013.

2           In addition to holdings of ordinary shares, John Arthur and his related parties held interests in 885 SPS II (2012: 885) at the start of the year. During the year, interests in 1,000 Capital Notes were acquired (2012: nil). Interests in 885 SPS II and 1,000 Capital Notes were held at year end. Refer to Note 23 for details of SPS II and Capital Notes.

3           This information relates to the period these individuals were key management personnel.

2013 WESTPAC GROUP ANNUAL REPORT	285

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

The following table sets out the details of the performance options, performance share rights and unhurdled share rights held at 30 September 2013 by the CEO and other key management personnel (including their related parties):

	Latest Date	Number of	Number of	Exercise Price
	for Exercise	Share Rights	Options	of Options

Gail Kelly	21 Dec 2019	49,801	-	n/a
	1 Oct 2020	176,125	-	n/a
	1 Oct 2021	272,929	-	n/a
	1 Oct 2022	213,101	-	n/a

John Arthur	1 Oct 2019	1,917	-	n/a
	1 Oct 2020	39,138	-	n/a
	1 Oct 2021	40,433	-	n/a
	1 Oct 2022	71,033	-	n/a

Peter Clare	1 Oct 2018	-	81,799	$23.40
	1 Oct 2019	2,576	-	n/a
	1 Oct 2020	30,006	-	n/a
	1 Oct 2021	50,542	-	n/a
	1 Oct 2022	62,404	-	n/a

Philip Coffey	20 Jan 2015	-	179,791	$18.98
	15 Dec 2016	-	149,567	$23.98
	1 Oct 2019	3,595	-	n/a
	1 Oct 2020	39,138	-	n/a
	1 Oct 2021	66,715	-	n/a
	1 Oct 2022	67,087	-	n/a

Brad Cooper	17 Dec 2017	-	104,761	$30.10
	1 Oct 2018	-	92,024	$23.40
	1 Oct 2019	3,145	-	n/a
	1 Oct 2020	48,923	-	n/a
	1 Oct 2021	75,813	-	n/a
	1 Oct 2022	59,194	-	n/a

George Frazis	1 Oct 2019	2,996	-	n/a
	1 Oct 2020	32,615	-	n/a
	1 Oct 2021	55,596	-	n/a
	1 Oct 2022	43,409	-	n/a

Brian Hartzer	1 Oct 2022	30,780	-	n/a

Christine Parker	17 Dec 2017	-	12,832	$30.10
	1 Oct 2019	338	-	n/a
	1 Oct 2020	7,501	-	n/a
	1 Oct 2021	11,927	-	n/a
	1 Oct 2022	27,623	-	n/a

Greg Targett	1 Oct 2019	2,876	-	n/a
	1 Oct 2020	39,138	-	n/a
	1 Oct 2021	60,650	-	n/a
	1 Oct 2022	55,247	-	n/a

286	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

	Latest Date	Number of	Number of	Exercise Price
	for Exercise	Share Rights	Options	of Options

Rob Whitfield	21 Jan 2014	-	81,319	$16.34
	20 Jan 2015	-	74,913	$18.98
	1 Oct 2019	3,595	-	n/a
	1 Oct 2020	39,138	-	n/a
	1 Oct 2021	60,650	-	n/a
	1 Oct 2022	47,355	-	n/a

Jason Yetton	20 Jan 2015	-	29,965	$18.98
	20 Dec 2015	-	50,174	$20.53
	15 Dec 2016	-	46,538	$23.98
	17 Dec 2017	-	37,593	$30.10
	1 Oct 2018	-	32,719	$23.40
	1 Oct 2019	959	-	n/a
	1 Oct 2020	10,437	-	n/a
	1 Oct 2021	17,689	-	n/a
	1 Oct 2022	51,301	-	n/a

Loans to Directors and other key management personnel disclosures

All financial instrument transactions that have occurred during the financial year between the Directors and the Westpac Group are in the ordinary course of business on normal terms and conditions (including interest and collateral) as apply to other employees and certain customers. These transactions consisted principally of normal personal banking and financial investment services.

2013 WESTPAC GROUP ANNUAL REPORT	287

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

2013

Details of loans to Directors and other key management personnel (including their related parties) of the Group are:

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Number in Group at End of Year
Directors	6,465,643	425,339	-	8,789,573	4
Other key management personnel[1]	9,335,265	353,350	-	6,048,376	7
	15,800,908	778,689	-	14,837,949	11

1      The balance as at 30 September 2012 previously included $1,264,377 in respect of Peter Hanlon.

Individuals (including their related parties) with loans above $100,000 during the 30 September 2013 financial year were:

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Highest Indebtedness During the Year $
Directors
Lindsay Maxsted	1,205,000	69,275	-	1,170,000	1,209,900
Gordon Cairns	1,475,386	80,284	-	1,475,386	1,475,386
Ewen Crouch[1]	n/a	63,584	-	1,665,458	2,009,910
John Curtis	3,785,257	212,195	-	4,478,729	5,141,294

Other key management personnel
Peter Clare	1,071,166	58,595	-	814,208	1,173,183
Philip Coffey	250,000	14,567	-	250,000	689,146
Brad Cooper	4,949,857	152,831	-	2,237,554	5,284,168
George Frazis	366,106	21,667	-	299,382	366,106
Brian Hartzer	396,915	13,251	-	61,588	1,453,229
Christine Parker	502,221	10,773	-	2,186,643	2,650,899
Jason Yetton	1,799,000	81,667	-	199,000	1,799,000

1      This information relates to the period the individual was a Non-executive Director.

288	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 41. DIRECTOR AND OTHER KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

2012

Details of loans to Directors and other key management personnel (including their related parties) of the Group are:

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Number in Group at End of Year
Directors	6,319,623	395,694	-	6,465,643	3
Other key management personnel[1]	12,171,250	646,721	-	10,599,642	8
	18,490,873	1,042,415	-	17,065,285	11

1      The balance as at 30 September 2011 previously included $1,042,069 in respect of Bob McKinnon.

Individuals (including their related parties) with loans above $100,000 during the 30 September 2012 financial year were:

	Balance at Start of Year $	Interest Paid and Payable for the Year $	Interest Not Charged $	Balance at End of Year $	Highest Indebtedness During the Year $
Directors
Lindsay Maxsted	820,800	61,950	-	1,205,000	1,285,000
Gordon Cairns	1,475,386	94,062	-	1,475,386	1,475,386
John Curtis	3,540,435	232,254	-	3,785,257	3,907,454
Graham Reaney[1]	391,700	7,305	-	-	392,300

Other key management personnel
Robert Chapman[1]	7,453,760	200,097	-	-	10,909,659
Peter Clare	-	12,119	-	1,071,166	1,890,006
Philip Coffey	250,000	15,935	-	250,000	250,000
Brad Cooper	3,635,836	274,834	-	4,949,857	5,300,122
George Frazis	1,056	8,159	-	366,106	397,787
Peter Hanlon	683,721	56,845	-	1,264,377	1,264,377
Brian Hartzer[1]	n/a	7,323	-	396,915	402,505
Christine Parker[1],[2]	n/a	15,138	-	502,221	956,147
Greg Targett	148,376	1,503	-	-	148,376
Jason Yetton[1]	n/a	52,441	-	1,799,000	1,807,361

1      This information relates to the period these individuals were key management personnel.

2      Christine Parker’s loan balance at 1 October 2011 was $878,947.

NOTE 42. NOTES TO THE CASH FLOW STATEMENTS

Cash and balances with central banks

	Consolidated			Parent Entity
	2013	2012	2011	2013	2012
	$m	$m	$m	$m	$m
Cash on hand	9,862	11,138	14,814	9,270	10,816
Balance with central banks	1,837	1,385	1,444	239	177
Total cash and balances with central banks	11,699	12,523	16,258	9,509	10,993

2013 WESTPAC GROUP ANNUAL REPORT	289

NOTE 42. NOTES TO THE CASH FLOW STATEMENTS (CONTINUED)

Cash and cash equivalents

Reconciliation of net cash (used in)/provided by operating activities to net profit attributable to equity holders of Westpac Banking Corporation is set out below:

	Consolidated			Parent Entity
	2013	2012	2011	2013	2012
	$m	$m	$m	$m	$m
Reconciliation of net cash provided by/(used in) operating activities to net profit
Net profit	6,890	6,036	7,059	6,870	4,952
Adjustments:
Depreciation, amortisation and impairment	904	850	721	803	747
(Decrease)/increase in sundry provisions and other non-cash items	1,567	(47)	(1,727)	1,398	1,452
Impairment charges on loans	923	1,316	1,053	715	1,088
(Increase)/decrease in loans	(15,667)	(18,893)	(18,325)	(13,372)	(11,815)
Increase/(decrease) in deposits and other borrowings	22,155	26,381	31,498	17,646	20,206
(Increase)/decrease in receivables due from other financial institutions	(511)	(2,418)	3,674	(1,544)	(2,830)
(Decrease)/increase in payables due to other financial institutions	363	(6,807)	5,439	345	(6,767)
(Increase)/decrease in trading and fair value assets	(319)	4,271	(8,117)	(811)	3,112
Increase/(decrease) in financial liabilities at fair value through income statement	266	155	4,932	266	158
(Increase)/decrease in derivative financial instruments	9,126	3,679	(17,919)	8,972	3,802
(Increase)/decrease in accrued interest receivable	84	134	(194)	90	189
Increase/(decrease) in accrued interest payable	(376)	54	236	(378)	35
(Decrease)/increase in current and deferred tax	175	834	(461)	(181)	235
Net cash (used in)/provided by operating activities	25,580	15,545	7,869	20,819	14,564
Details of assets and liabilities of controlled entities and businesses acquired
Total assets (financial and tangible) excluding cash	-	73	-	-	-
Identifiable intangible assets	-	120	-	-	-
Total liabilities	-	(70)	-	-	-
Fair value of identifiable net assets acquired	-	123	-	-	-
Goodwill	-	214	-	-	-
Total	-	337	-	-	-
Consideration paid
Debt and equity instruments issued	-	45	-	-	-
Cash paid	-	292	-	-	-
Total consideration transferred	-	337	-	-	-
Cash paid	-	292	-	-	-
Less cash acquired	-	(22)	-	-	-
Cash paid (net of cash acquired)	-	270	-	-	-

Business acquired

On 1 October 2011 BT Investment Management Limited (an entity controlled by Westpac) acquired 100% of the share capital of J O Hambro Capital Management Limited, a company incorporated in the United Kingdom.

The results for the year ended 30 September 2012 include the financial impact of full ownership from 1 October 2011.

Non-cash financing activities

	Consolidated			Parent Entity
	2013	2012	2011	2013	2012
	$m	$m	$m	$m	$m
Shares issued under the dividend reinvestment plan[1]	531	873	747	531	873
Issuance of loan capital[2]	332	-	-	332	-
Shares issued on redemption of Westpac SPS	173	-	-	173	-

1      The dividend reinvestment plan in respect of the interim dividend for 2013 ($543 million) was satisfied in full through purchase of existing shares and transfer of shares to participating shareholders.

2      Holders of Westpac SPS notes who participated in the reinvestment offer to subscribe for Westpac Subordinated Notes II.

290	2013 WESTPAC GROUP ANNUAL REPORT

NOTES TO THE FINANCIAL STATEMENTS

NOTE 43. SUBSEQUENT EVENTS

Acquisition of select businesses of Lloyds Banking Group Australia

On 11 October 2013 Westpac announced it had entered into an agreement to acquire Lloyds Banking Group’s Australian asset finance business, Capital Finance Australia Limited (CFAL), and its corporate loan portfolio, BOS International (Australia) Ltd (BOSI), for $1.45 billion.

As at 31 July 2013, CFAL’s motor vehicle finance and equipment finance business had total receivables of $6.8 billion across 213,000 consumer and commercial customers. BOSI’s corporate lending portfolio totals $2.7 billion of commitments. The deal is not subject to regulatory approvals and is expected to be completed on 31 December 2013. However, Westpac has notified the Australian Competition and Consumer Commission of the transaction and is co-operating with the Commission’s informal merger review process. Based on information as at 31 July 2013, the funding requirement for Westpac is estimated to be $8 billion.

2013 WESTPAC GROUP ANNUAL REPORT	291

STATUTORY STATEMENTS

DIRECTORS’ DECLARATION

In the Directors’ opinion:

a.             the financial statements and notes set out in ‘Section 3 — Financial report for the year ended 30 September 2013’ are in accordance with the Corporations Act 2001, including:

(i)           complying with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)        giving a true and fair view of Westpac Banking Corporation and the Group’s financial position as at 30 September 2013 and of their performance, as represented by the results of their operations, changes in equity and their cash flows, for the financial year ended on that date; and

b.             there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable.

Note 1(a) confirms that the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declaration by the Chief Executive Officer and the Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the Directors.

For and on behalf of the Board.

Lindsay Maxsted Chairman	Gail Kelly Managing Director & Chief Executive Officer

Sydney

4 November 2013

292	2013 WESTPAC GROUP ANNUAL REPORT

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

Westpac management, with the participation of the CEO and CFO, assessed the effectiveness of Westpac’s internal control over financial reporting as of 30 September 2013 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that Westpac’s internal control over financial reporting as of 30 September 2013 was effective.

The effectiveness of Westpac’s internal control over financial reporting as of 30 September 2013 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included herein.

2013 WESTPAC GROUP ANNUAL REPORT	293

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF WESTPAC BANKING CORPORATION

Report on the financial report

We have audited the accompanying financial report of Westpac Banking Corporation (the Corporation), which comprises the balance sheets as at 30 September 2013, and the income statements, the statements of comprehensive income, the statements of changes in equity and cash flow statements for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both the Corporation and the Westpac Banking Corporation Group (the Consolidated Entity). The Consolidated Entity comprises the Corporation and the entities it controlled at the year’s end or from time to time during the financial year.

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

(i) giving a true and fair view of the Corporation’s and the Consolidated Entity’s financial position as at 30 September 2013 and of their performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards—including the Australian Accounting Interpretations and the Corporations Regulations 2001; and

b.	the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

294	2013 WESTPAC GROUP ANNUAL REPORT

STATUTORY STATEMENTS

Report on the Remuneration Report

We have audited the Remuneration Report included in the Directors’ report in Section 1 of this Annual Report for the year ended 30 September 2013. The directors of the Corporation are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion
In our opinion, the Remuneration Report of the Corporation for the year ended 30 September 2013, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

Michael Codling
Partner

Craig Stafford
Partner

Sydney, Australia
4 November 2013

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

2013 WESTPAC GROUP ANNUAL REPORT	295

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Westpac Banking Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Westpac Banking Corporation (the ‘Corporation’) and its subsidiaries at 30 September 2013 and 30 September 2012, and the results of their operations and their cash flows for each of the three years in the period ended 30 September 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of 30 September 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading ‘Management’s Report on Internal Control over Financial Reporting’ in the accompanying Annual Report. Our responsibility is to express opinions on these financial statements and on the Corporation’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

296	2013 WESTPAC GROUP ANNUAL REPORT

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
4 November 2013

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T +61 2 8266 0000, F +61 2 8266 9999, www.pwc.com.au

2013 WESTPAC GROUP ANNUAL REPORT	297

This page has intentionally been left blank.

298	2013 WESTPAC GROUP ANNUAL REPORT

04

SHAREHOLDING INFORMATION

ADDITIONAL INFORMATION

INFORMATION FOR SHAREHOLDERS

GLOSSARY OF ABBREVIATIONS AND
 DEFINED TERMS

SHAREHOLDING INFORMATION

WESTPAC ORDINARY SHARES

Top 20 ordinary shareholders as at 3 October 2013

	Number of Fully Paid Ordinary Shares	% Held
HSBC Custody Nominees (Australia) Limited	525,710,217	16.91
JP Morgan Nominees Australia Ltd	396,508,567	12.75
National Nominees Limited	308,829,947	9.93
Citicorp Nominees Pty Limited	153,694,015	4.94
Cogent Nominees Pty Limited	65,047,059	2.09
RBC Global Services Australia Nominees Pty Limited	42,400,242	1.36
AMP Life Limited	26,734,198	0.86
Australian Foundation Investment Company Limited	18,236,232	0.59
UBS Private Clients Australia Nominees Pty Ltd	16,234,379	0.52
Bond Street Custodians Limited	14,139,325	0.45
BNP Paribas	10,831,262	0.35
Milton Corporation Limited	10,447,684	0.34
Argo Investments Limited	9,851,594	0.32
Navigator Australia Limited	7,125,874	0.23
Questor Financial Services Limited	4,875,708	0.16
Invia Custodian Pty Limited	4,841,273	0.16
Nulis Nominees (Australia) Limited	4,812,629	0.15
UBS Nominees Pty Ltd	4,015,742	0.13
New Zealand Central Securities Depository Limited	2,846,153	0.09
Avanteos Investments Limited	2,800,570	0.09
Total of Top 20 registered shareholders	1,629,982,670	52.42

As at 3 October 2013 there were 579,695 holders of our ordinary shares compared to 563,072 in 2012 and 572,106 in 2011. Ordinary shareholders with a registered address in Australia held approximately 98% of our fully paid share capital at 3 October 2013 (approximately 98% in 2012 and 98% in 2011).

Substantial shareholders as at 3 October 2013

As at 3 October 2013 there were no shareholders who had a ‘substantial holding’ of our shares within the meaning of the Corporations Act. A person has a substantial holding of our shares if the total votes attached to our voting shares in which they or their associates have relevant interests is 5% or more of the total number of votes attached to all our voting shares. The above table of the Top 20 ordinary shareholders includes shareholders that may hold shares for the benefit of third parties.

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

At 30 September 2013, our Directors and Executive Officers owned beneficially, directly or indirectly, an aggregate of 3,662,812 (0.12%) of the fully paid ordinary shares outstanding.

300	2013 WESTPAC GROUP ANNUAL REPORT

SHAREHOLDING INFORMATION

Analysis by range of holdings of ordinary shares as at 3 October 2013

			Number of Holders		Number of		Number of Holders
			of Fully Paid		Fully Paid		of Share Options
Number of Shares			Ordinary Shares	%	Ordinary Shares	%	and Rights
1	–	1,000	319,944	55.19	133,155,206	4.28	60
1,001	–	5,000	200,360	34.57	459,808,217	14.79	157
5,001	–	10,000	35,487	6.12	249,617,772	8.03	46
10,001	–	100,000	23,256	4.01	491,718,253	15.82	85
100,001 and over			648	0.11	1,774,748,861	57.08	20
Totals			579,695	100.00	3,109,048,309	100.00	368

There were 9,633 shareholders holding less than a marketable parcel ($500) based on a market price of $32.64 at the close of trading on 3 October 2013.

Voting rights of ordinary shares

Holders of our fully paid ordinary shares have, at general meetings (including special general meetings), one vote on a show of hands and, upon a poll, one vote for each fully paid ordinary share held by them.

WESTPAC STAPLED PREFERRED SECURITIES II (WESTPAC SPS II)

Top 20 holders of Westpac SPS II as at 3 October 2013

	Number of Westpac SPS II	% Held
BT Portfolio Services Limited	559,272	6.16
UBS Wealth Management Australia Nominees Pty Ltd	162,611	1.79
Invia Custodian Pty Limited	153,320	1.69
Navigator Australia Limited	146,276	1.61
HSBC Custody Nominees (Australia) Limited	137,696	1.52
Questor Financial Services Limited	129,491	1.43
UCA Cash Management Fund Limited	100,000	1.10
Bond Street Custodians Limited	99,107	1.09
Nulis Nominees (Australia) Limited	80,417	0.89
RBC Dexia Investor Services Australia Nominees Pty Limited	72,579	0.80
Alsop Pty Ltd	60,000	0.66
National Nominees Limited	59,916	0.66
Dimbulu Pty Ltd	51,000	0.56
Domer Mining Co Pty Ltd	50,000	0.55
Randazzo C&G Developments Pty Ltd	50,000	0.55
JP Morgan Nominees Australia Ltd	47,935	0.53
Avanteos Investments Limited	42,071	0.46
Baptist Community Services - NSW & ACT	36,000	0.40
Pershing Australia Nominees Pty Ltd	34,688	0.38
Sir Moses Montefiore Jewish Home	30,000	0.33
Total of Top 20 registered holders	2,102,379	23.16

Analysis by range of holdings of Westpac SPS II as at 3 October 2013

			Number of Holders of		Number of
Number of Securities			Westpac SPS II	%	Westpac SPS II	%
1	–	1,000	13,308	91.73	3,955,478	43.55
1,001	–	5,000	1,070	7.38	2,346,875	25.84
5,001	–	10,000	76	0.52	608,869	6.70
10,001	–	100,000	49	0.34	1,369,626	15.08
100,001 and over			5	0.03	802,430	8.83
Totals			14,508	100.00	9,083,278	100.00

There were two security holders holding less than a marketable parcel ($500) of Westpac SPS II based on a market price of $102.45 at the close of trading on 3 October 2013.

2013 WESTPAC GROUP ANNUAL REPORT	301

WESTPAC CONVERTIBLE PREFERENCE SHARES (WESTPAC CPS)

Top 20 holders of Westpac CPS as at 3 October 2013

	Number of Westpac CPS	% Held
UBS Wealth Management Australia Nominees Pty Ltd	644,887	5.42
BT Portfolio Services Limited	295,663	2.49
Questor Financial Services Limited	211,283	1.78
National Nominees Limited	182,166	1.53
Navigator Australia Limited	172,592	1.45
UCA Cash Management Fund Ltd	166,300	1.40
Nulis Nominees (Australia) Limited	163,531	1.37
JP Morgan Nominees Australia Ltd	129,300	1.09
RBC Dexia Investor Services Australia Nominees Pty Limited	117,928	0.99
HSBC Custody Nominees (Australia) Limited	116,579	0.98
Netwealth Investments Limited	96,444	0.81
Austrust Limited	80,308	0.68
Dimbulu Pty Ltd	70,000	0.59
Mrs Linda Anne Van Lieshout	60,000	0.50
Asgard Capital Management Ltd	50,400	0.42
Eastcote Pty Ltd	50,000	0.42
Finot Pty Ltd	50,000	0.42
JMB Pty Ltd	50,000	0.42
Randazzo C&G Developments Pty Ltd	50,000	0.42
Bond Street Custodians Limited	48,252	0.41
Total of Top 20 registered holders	2,805,633	23.59

Analysis by range of holdings of Westpac CPS as at 3 October 2013

			Number of Holders of		Number of
Number of Securities			Westpac CPS	%	Westpac CPS	%
1	–	1,000	17,710	93.21	5,315,317	44.69
1,001	–	5,000	1,144	6.02	2,653,927	22.31
5,001	–	10,000	83	0.44	648,685	5.46
10,001	–	100,000	56	0.29	1,532,007	12.88
100,001 and over			8	0.04	1,743,669	14.66
Totals			19,001	100.00	11,893,605	100.00

There were no security holders holding less than a marketable parcel ($500) of Westpac CPS based on a market price of $102.80 at the close of trading on 3 October 2013.

302	2013 WESTPAC GROUP ANNUAL REPORT

SHAREHOLDING INFORMATION

WESTPAC CAPITAL NOTES

Top 20 holders of Westpac Capital Notes as at 3 October 2013

	Number of Westpac Capital Notes	% Held
UBS Wealth Management Australia Nominees Pty Ltd	1,093,388	7.90
BT Portfolio Services Limited	268,305	1.94
HSBC Custody Nominees (Australia) Limited	235,678	1.70
Citicorp Nominees Pty Limited	155,394	1.12
Zashvin Pty Ltd	150,000	1.08
JP Morgan Nominees Australia Ltd	148,530	1.07
National Nominees Limited	140,786	1.02
Cogent Nominees Pty Limited	125,000	0.90
John E Gill Trading Pty Ltd	102,311	0.74
Tandom Pty Ltd	100,000	0.72
Willimbury Pty Ltd	100,000	0.72
Questor Financial Services Limited	97,242	0.70
Vinsun Custodians Pty Ltd	90,000	0.65
RBC Dexia Investor Services Australia Nominees Pty Limited	73,678	0.53
Northern Metropolitan Cemeteries	50,000	0.36
Erskine Import Pty Ltd	50,000	0.36
Fibora Pty Ltd	50,000	0.36
Royal Freemasons Benevolent Institution	50,000	0.36
Kept Safe Pty Ltd	50,000	0.36
Mr Alexander Shaw	50,000	0.36
Total of Top 20 registered holders	3,180,312	22.95

Analysis by range of holdings of Westpac Capital Notes as at 3 October 2013

			Number of Holders of		Number of
Number of Securities			Westpac Capital Notes	%	Westpac Capital Notes	%
1	–	1,000	14,499	89.64	4,875,497	35.24
1,001	–	5,000	1,466	9.07	3,462,132	25.03
5,001	–	10,000	124	0.77	1,050,567	7.59
10,001	–	100,000	74	0.46	2,201,530	15.91
100,001 and over			9	0.06	2,245,964	16.23
Totals			16,172	100.00	13,835,690	100.00

There were two security holders holding less than a marketable parcel ($500) of Westpac Capital Notes based on a market price of $102.01 at the close of trading on 3 October 2013.

2013 WESTPAC GROUP ANNUAL REPORT	303

WESTPAC SUBORDINATED NOTES II

Top 20 holders of Westpac Subordinated Notes II as at 3 October 2013

	Number of Westpac Subordinated Notes II	% Held
UBS Wealth Management Australia Nominees Pty Ltd	567,551	6.13
HSBC Custody Nominees (Australia) Limited	520,639	5.63
Invia Custodian Pty Limited	311,638	3.37
JP Morgan Nominees Australia Ltd	218,710	2.36
BT Portfolio Services Limited	204,258	2.21
Bond Street Custodians Limited	172,918	1.87
Cogent Nominees Pty Limited	159,290	1.72
Sydney Harbour Tunnel Co Ltd	150,000	1.62
National Nominees Limited	120,121	1.30
Citicorp Nominees Pty Limited	102,651	1.11
RBC Dexia Investor Services Australia Nominees Pty Limited	85,598	0.93
Forbar Custodians Limited	81,340	0.88
Sandhurst Trustees Ltd	65,000	0.70
Hardings Trading Pty Ltd	55,000	0.59
Mr James Yong Xiang Chen & Mrs Jin Mei Wang Chen	50,000	0.54
Domer Mining Company Pty Ltd	50,000	0.54
KGD Investments Pty Ltd	50,000	0.54
LZR Investment Pty Ltd	50,000	0.54
The Walter and Eliza Hall Institute of Medical Research	50,000	0.54
The Corporation of the Trustees of the Roman Catholic Archdiocese of Brisbane	40,000	0.43
Total of Top 20 registered holders	3,104,714	33.55

Analysis by range of holdings of Westpac Subordinated Notes II as at 3 October 2013

			Number of Holders of		Number of
Number of Securities			Westpac Subordinated Notes II	%	Westpac Subordinated Notes II	%
1	–	1,000	7,716	86.88	2,834,117	30.63
1,001	–	5,000	1,031	11.61	2,422,757	26.18
5,001	–	10,000	69	0.78	601,694	6.50
10,001	–	100,000	57	0.64	1,605,228	17.35
100,001 and over			8	0.09	1,789,054	19.34
Totals			8,881	100.00	9,252,850	100.00

There were no security holders holding less than a marketable parcel ($500) of Westpac Subordinated Notes II based on a market price of $101.10 at the close of trading on 3 October 2013.

Voting rights of Westpac SPS II, Westpac CPS, Westpac Capital Notes and Westpac Subordinated Notes II

In accordance with the terms of issue, holders of Westpac SPS II and Westpac CPS have no right to vote at any general meeting of Westpac except in the following circumstances:

a.            on a proposal:

-           to reduce the share capital of Westpac;

-           that affects rights attached to Westpac SPS II preference shares or Westpac CPS (as applicable);

-           to wind up Westpac; or

-           for the disposal of the whole of the property, business and undertaking of Westpac;

b.             on a resolution to approve the terms of a share buy back agreement, other than a buy back agreement relating to Westpac SPS II preference shares or Westpac CPS (as applicable);

c.              during a period in which a dividend (or part of a dividend) in respect of Westpac SPS II preference shares or Westpac CPS (as applicable) is in arrears; or

d.             during the winding up of Westpac.

When entitled to vote at a general meeting of Westpac in respect of the matters listed above, holders of Westpac SPS II and Westpac CPS are entitled to exercise one vote on a show of hands and one vote for each Westpac SPS II or Westpac CPS held on a poll.

304	2013 WESTPAC GROUP ANNUAL REPORT

SHAREHOLDING INFORMATION

Holders of Westpac SPS II and Westpac CPS have the same rights as the holders of Westpac’s ordinary shares in relation to receiving notices, reports and financial statements, and attending and being heard at all general meetings of Westpac.

In accordance with the terms of issue, holders of Westpac Capital Notes and Westpac Subordinated Notes II have no right to vote at any general meeting of Westpac before conversion into Westpac ordinary shares.

If conversion occurs (in accordance with the applicable terms of issue), holders of Westpac SPS II, Westpac CPS, Westpac Capital Notes or Westpac Subordinated Notes II (as applicable) will become holders of Westpac ordinary shares and have the voting rights that attach to Westpac ordinary shares.

Domicile of ordinary shareholders as at 3 October 2013

			Number of	% of
	Number		Issued Shares	Issued Shares
	of Holders	% of Holdings	and Options	and Options
Australia	550,367	94.94	3,053,497,056	98.11
New Zealand	25,030	4.32	43,086,470	1.38
United Kingdom	1,702	0.30	3,678,649	0.12
United States	546	0.09	1,602,815	0.05
Other overseas	2,050	0.35	10,677,927	0.34
Totals	579,695	100.00	3,112,542,917	100.00

Domicile of holders of Westpac SPS II as at 3 October 2013

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac SPS II	Westpac SPS II
Australia	14,500	99.94	9,081,476	99.98
New Zealand	4	0.03	850	0.01
United Kingdom	1	0.01	250	0.00
United States	1	0.01	135	0.00
Other overseas	2	0.01	567	0.01
Total	14,508	100.00	9,083,278	100.00

Domicile of holders of Westpac CPS as at 3 October 2013

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac CPS	Westpac CPS
Australia	18,987	99.92	11,886,011	99.93
New Zealand	3	0.02	685	0.01
United Kingdom	3	0.02	1,025	0.01
United States	4	0.02	438	0.00
Other overseas	4	0.02	5,446	0.05
Total	19,001	100.00	11,893,605	100.00

Domicile of holders of Westpac Capital Notes as at 3 October 2013

	Number		Number of Issued	% of Issued
	of Holders	% of Holdings	Westpac Capital Notes	Westpac Capital Notes
Australia	16,154	99.89	13,798,290	99.73
New Zealand	2	0.01	10,060	0.07
United States	2	0.01	2,220	0.02
Other overseas	14	0.09	25,120	0.18
Total	16,172	100.00	13,835,690	100.00

Domicile of holders of Westpac Subordinated Notes II as at 3 October 2013

			Number of Issued	% of Issued
			Westpac Subordinated	Westpac Subordinated
	Number of Holders	% of Holdings	Notes II	Notes II
Australia	8,864	99.81	9,144,113	98.83
New Zealand	6	0.07	82,370	0.89
United Kingdom	1	0.01	1,000	0.01
Other overseas	10	0.11	25,367	0.27
Total	8,881	100.00	9,252,850	100.00

2013 WESTPAC GROUP ANNUAL REPORT	305

MARKET PRICE INFORMATION

The principal listing of our ordinary shares is on the ASX. American Depositary Shares (ADS), each represent one ordinary share, listed on the NYSE1.

The tables below set forth, for the calendar periods indicated, the reported high and low market quotations for our ordinary shares on the ASX based on its daily official list and for our ADS on the NYSE.

	Per Ordinary Share in A$[2]		Per ADS in US$[1]
Financial year ending	High	Low	High	Low
September 2013	34.79	24.23	175.29	27.98
September 2012	24.99	19.00	130.63	92.34
September 2011	25.6	17.84	138.40	91.63
September 2010	28.43	20.56	133.15	87.70
September 2009	26.74	14.40	115.44	45.90

	Per Ordinary Share in A$		Per ADS in US$
Quarter ending	High	Low	High	Low
2013:
September	33.49	27.62	144.36	27.98
June	34.79	27.15	175.29	125.91
March	31.99	26.06	162.02	136.98
2012:
December	26.40	25.36	137.91	132.67
September	24.99	21.25	130.63	109.53
June	23.07	20.00	119.00	97.71
March	22.09	19.94	114.48	102.92
2011:
December	23.55	19.00	122.85	92.34
September	22.32	17.84	120.08	91.63
June	25.60	21.05	138.40	111.80
March	24.69	21.77	125.10	108.50
2010:
December	23.68	21.05	121.55	102.05
September	24.49	20.56	116.24	87.70
June	28.43	20.60	133.15	88.26
March	28.35	26.21	128.52	97.80

	Per Ordinary Share in A$		Per ADS in US$
Month ending – 2013	High	Low	High	Low
September	33.49	31.13	31.40	28.84
August	31.88	30.23	144.36	27.98
July	31.53	27.62	142.13	127.31
June	29.70	27.15	141.50	124.88
May	34.79	28.30	175.59	134.42
April	33.90	30.19	175.13	158.62

1            On 19 August 2013, the ratio changed from the one ADS representing five Westpac fully paid ordinary share to one ADS representing one Westpac fully paid ordinary share.

2            Australian dollar (A$) market price information is intraday high and low trading prices. US dollar (US$) market price information is closing prices.

306	2013 WESTPAC GROUP ANNUAL REPORT

Fees and charges payable by a holder of Westpac ADS

The depositary for Westpac’s ADS program, The Bank of New York Mellon (the Depositary), collects fees for delivery and surrender of ADS directly from investors depositing ordinary shares or surrendering ADS for the purpose of withdrawal or from intermediaries acting for them. The Depositary may also collect fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of the distributable property to pay the fees.

The charges of the Depositary payable by investors are as follows:

Type of Service	Depositary Actions	Fee

Depositing or substituting the underlying shares.

Delivery of ADS against the deposit of ordinary shares, including deposits and issuances in respect of:

■              share distributions, stock splits, rights, mergers; and

■              exchange of securities or other transactions or events or other distribution affecting the ADS or deposited securities.

US$5.00 or less per 100 ADS (or portion thereof) evidenced by the new ADS delivered.
Receiving or distributing cash dividends.	Distribution of cash dividends.	US$0.05 or less per ADS
Withdrawing an underlying ordinary share.	Acceptance of ADS surrendered for withdrawal of deposited ordinary shares.	US$5.00 or less for each 100 ADS (or portion thereof) evidenced by the ADS surrendered.
General depositary services, particularly those charged on an annual basis.	Other services performed by the Depositary in administering the ADS program.	US$0.05 or less per ADS
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

Fees and payments made by the Depositary to Westpac

The Depositary has agreed to reimburse certain Westpac expenses related to Westpac’s ADS program and incurred by Westpac in connection with the program, subject to certain limits. In 2013, we changed our Depositary from JP Morgan Chase Bank, N.A., to The Bank of New York Mellon: There were no reimbursements from either Depositary during the year.

Reimbursed for 2013
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

2013 WESTPAC GROUP ANNUAL REPORT	307

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

b.             the financial sanctions administered by the Department of Foreign Affairs and Trade (DFAT) in accordance with the Autonomous Sanctions Act 2011 and the Autonomous Sanctions Regulations 2011, specifically, in relation to transactions involving the transfer of funds or payments to, by the order of, or on behalf of:

–         supporters of the former Federal Republic of Yugoslavia (the Milosevic regime) and certain persons identified by the International Criminal Tribunal for the former Yugoslavia;

–         persons or entities associated with activities that seriously undermine democracy, respect for human rights and the rule of law in Zimbabwe;

–         certain entities and individuals associated with the Democratic People’s Republic of Korea;

–         persons or entities that have contributed to or are contributing to Iran’s nuclear or missile program;

–         certain individuals and entities associated with the Burmese military;

–         certain individuals and entities associated with the Republic of Fiji Military Forces and commodore Josaia Voreqe Bainimarama;

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

308	2013 WESTPAC GROUP ANNUAL REPORT

SHAREHOLDING INFORMATION

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

Fully franked dividends paid to non-resident shareholders are exempt from Australian dividend withholding tax. Dividends paid to a non-resident shareholder which are not fully franked are subject to dividend withholding tax at the rate of 30% (unless reduced by a double tax treaty) to the extent they are unfranked. In the case of residents of the US who are entitled to the benefits of the Tax Treaty and are beneficially entitled to the dividends, the rate is reduced to 15% under the Tax Treaty, provided the shares are not effectively connected with a permanent establishment or a fixed base of the non-resident in Australia through which the non-resident carries on business in Australia or provides independent personal services. In the case of residents of the US that have a permanent establishment or fixed base in Australia where the shares in respect of which the dividends are paid are attributable to that permanent establishment or fixed base, there is no dividend withholding tax. Rather, such dividends will be taxed on a net assessment basis and, where the dividends are franked, entitlement to a tax offset may arise.

2013 WESTPAC GROUP ANNUAL REPORT	309

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

A discount may be available on capital gains on shares held for 12 months or more by individuals, trusts or complying superannuation entities. The discount is one half for individuals and trusts, and one third for complying superannuation entities. Companies are not eligible for the capital gains tax discount. For shares acquired prior to 21 September 1999, an alternative basis of calculation of the capital gain may be available which allows the use of an indexation formula.

Normal rates of income tax would apply to capital gains so calculated. Any capital loss can only be offset against capital gains. Excess capital losses can be carried forward for offset against future capital gains.

Generally, subject to two exceptions, a non-resident disposing of shares in an Australian public company who holds those shares on capital account will be free from income tax in Australia. The main exceptions are:

▪                   shares held as part of a trade or business conducted through a permanent establishment in Australia. In such a case, any profit on disposal would be assessable to tax. Losses may give rise to capital losses or be otherwise deductible; and

▪                   shares held in public companies where the shareholder and its associates have held at the time of disposal (or at least 12 months in the 24 months prior to disposal) a holding of 10% or more in the company and more than 50% of the company’s assets are represented by interests in Australian real property (which is unlikely to be the case for Westpac). In such a case, capital gains tax would apply.

United States taxation

The following discussion is a summary of certain US federal income tax implications of the ownership and disposition of ordinary shares (including ADS) by US holders (as defined below) that hold the ordinary shares as capital assets. This discussion is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the Tax Treaty, all as currently in effect and all of which are subject to change, possibly on a retroactive basis.

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

For the purposes of this discussion you are a US holder if you are a beneficial owner of ordinary shares and you are for US federal income tax purposes:

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

If an entity treated as a partnership for US federal income tax purposes owns the ordinary shares, the US federal income tax implications of the ownership and disposition of ordinary shares will generally depend upon the status and activities of such partnership and its partners. Such an entity should consult its own tax adviser concerning the US federal income tax implications to it and its partners of owning and disposing of ordinary shares

.

310	2013 WESTPAC GROUP ANNUAL REPORT

SHAREHOLDING INFORMATION

Taxation of dividends

If you are a US holder, you must include in your income as a dividend, the gross amount of any distributions paid by us out of our current or accumulated earnings and profits (as determined for US federal income tax purposes) without reduction for any Australian tax withheld from such distribution. If you are a non-corporate US holder, dividends paid to you that constitute qualified dividend income may be taxable to you at a preferential tax rate so long as certain holding period and other requirements are met. Dividends we pay with respect to the ordinary shares generally will be qualified dividend income. Each non-corporate US holder should consult their own tax advisor regarding the possible applicability of the reduced tax rate and the related restrictions and special rules.

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

Subject to certain limitations, Australian tax withheld in accordance with the Tax Treaty and paid over to Australia may be claimed as a foreign tax credit against your US federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to a preferential tax rate. A US holder that does not elect to claim a US foreign tax credit for Australian income tax withheld may instead claim a deduction for such withheld tax, but only for a taxable year in which the US holder elects to do so with respect to all non-US income taxes paid or accrued in such taxable year.

Dividends paid by us generally will be income from sources outside the US for foreign tax credit limitation purposes. Under the foreign tax credit rules, dividends will, depending on your circumstances, be ‘passive category’ or ‘general category’ income for purposes of computing the foreign tax credit.

The rules relating to US foreign tax credits are very complex, and each US holder should consult its own tax adviser regarding the application of such rules.

Taxation of capital gains

If you sell or otherwise dispose of your ordinary shares, you will generally recognise a capital gain or loss for US federal income tax purposes equal to the difference between the US dollar value of the amount that you realise and your tax basis, determined in US dollars, in your ordinary shares. A capital gain of a non-corporate US holder is generally taxed at a reduced rate if the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. Such capital gain or loss generally will be income from sources within the US, for foreign tax credit limitation purposes.

Medicare tax

Beginning in 2013, in addition to regular US federal income tax, certain US holders that are individuals, estates or trusts (and possibly certain foreign estates or trusts with US beneficiaries) are subject to a 3.8% tax on all or a portion of their net investment income, which may include all or a portion of their dividend income and net gain from the disposition of their ordinary shares.

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

2013 WESTPAC GROUP ANNUAL REPORT	311

ADDITIONAL INFORMATION

OUR CONSTITUTION

Overview

We were incorporated in 1850 under the Bank of New South Wales Act, a special piece of legislation passed by the New South Wales Parliament at a time when there was no general companies’ legislation in Australia. On 23 August 2002, Westpac became registered under the Corporations Act 2001 (Cth) as a public company limited by shares.

As part of the process of becoming a company regulated under the Corporations Act, shareholders adopted a new constitution at the AGM on 15 December 2000, which came into operation on 23 August 2002. Our constitution has been subsequently amended by shareholders on 15 December 2005, 13 December 2007 and 13 December 2012.

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

Under the Corporations Act, however, a Director who has a material personal interest in any matter to be considered at any Board meeting must not be present while the matter is being considered or vote on the matter, unless the other Directors resolve to allow that Director to be present and vote or a declaration is made by ASIC permitting that Director to participate and vote. These restrictions do not apply to a limited range of matters set out in section 191(2) of the Corporations Act, where the Director’s interest:

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

If there are not enough Directors to form a quorum for the board meeting because of Directors’ interests in a particular matter, a general meeting for shareholders may be called to consider the matter and interested Directors are entitled to vote on any proposal to requisition such a meeting.

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

312	2013 WESTPAC GROUP ANNUAL REPORT

ADDITIONAL INFORMATION

Directors’ borrowing powers

Clause 10.2 of our constitution empowers our Directors, as a Board, to exercise all the powers of Westpac to borrow or raise money, to charge any property or business of Westpac or all or any of its uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of Westpac or of any other person. Such powers may only be changed by amending the constitution, which requires a special resolution (that is, a resolution passed by at least 75% of the votes cast by members entitled to vote on the resolution and for which notice has been given in accordance with the Corporations Act.

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

Share rights

The rights attaching to our ordinary shares are set out in the Corporations Act and in our constitution, and may be summarised as follows:

a)       Profits and dividends

Holders of ordinary shares are entitled to receive such dividends on those shares as may be determined by our Directors from time to time. Dividends that are paid but not claimed may be invested by our Directors for the benefit of Westpac until required to be dealt with in accordance with any law relating to unclaimed monies.

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

If any dividends are returned unclaimed, we are generally obliged, under the Banking Act 1959 (Cth), to hold those amounts as unclaimed monies for a period of three years. If at the end of that period the monies remain unclaimed by the shareholder concerned, we must submit an annual unclaimed money return to the Australian Securities and Investment Commission by 31 March each year containing the unclaimed money as at 31 December of the previous year. Upon such payment being made, we are discharged from further liability in respect of that amount.

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

(iii)      if the declaration or payment of the dividend would result in us becoming insolvent; or

(iv)      if any interest payment, dividend, redemption payment or other distribution on certain Additional Tier 1 securities issued by the Group is not paid in accordance with the terms of those securities, we may be restricted from declaring and/or paying dividends on ordinary shares (and certain Additional Tier 1 securities). This restriction is subject to a number of exceptions.

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

2013 WESTPAC GROUP ANNUAL REPORT	313

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

Change in control restrictions

Restrictions apply under the Corporations Act, the Financial Sector (Shareholdings) Act 1998 (Cth) and the Foreign Acquisitions and Takeovers Act 1975 (Cth).

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

Our ACN is 007 457 141 and our ABN is 33 007 457 141.

Documents on display

We are subject to the disclosure requirements of the US Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file Annual Reports with, and furnish other information to, the United States SEC. These materials and other information furnished by us may be inspected and copied at the SEC’s Conventional and Electronic Reading Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Conventional and Electronic Reading Room by calling the SEC in the United States at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Since April 2002, we have filed our reports on Form 20-F and have furnished other information to the SEC in electronic format which may be accessed through this website.

314	2013 WESTPAC GROUP ANNUAL REPORT

ADDITIONAL INFORMATION

EXCHANGE RATES

For each of the years indicated, the high, low, average and year-end noon buying rates1 for Australian dollars were:

	Year Ended 30 September
	2014[2]	2013	2012	2011	2010	2009
	(US$ per A$1.00)
High	0.9705	1.0579	1.0806	1.1026	0.9714	0.8824
Low	0.9366	0.8901	0.9453	0.9594	0.8172	0.6073
Average[3]	n/a	0.9885	1.0371	1.0318	0.9003	0.7400
Close (on 30 September)[4]	n/a	0.9342	1.0388	0.9744	0.9640	0.8824

For each of the months indicated, the high and low noon buying rates for Australian dollars were:

	Month
	October	September	August	July	June	May
	2013[2]	2013	2013	2013	2013	2013
	(US$ per A$1.00)
High	0.9705	0.9444	0.9193	0.9259	0.9770	1.0313
Low	0.9366	0.9055	0.8901	0.8957	0.9165	0.9608

1      The noon buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

2      Through to 25 October 2013. On 25 October 2013, the noon buying rate was A$1.00 = US$0.9578.

3      The average is calculated by using the average of the exchange rates on the last day of each month during the period.

4      The noon buying rate at such date may differ from the rate used in the preparation of our consolidated financial statements at such date. Refer to Note 1(a)(vi) to the financial statements.

2013 WESTPAC GROUP ANNUAL REPORT	315

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this Annual Report on its behalf.

WESTPAC BANKING CORPORATION

By:	/s/ Rebecca Lim

Rebecca Lim

Group General Counsel

Dated November 4, 2013

316	2013 WESTPAC GROUP ANNUAL REPORT

INFORMATION FOR SHAREHOLDERS

FINANCIAL CALENDAR

Westpac Ordinary Shares (ASX code: WBC)

Record date for final dividend	14 November 2013[1]

Annual General Meeting	13 December 2013

Final dividend payable	19 December 2013

Financial Half Year end	31 March 2014

Interim results and dividend announcement	5 May 2014

Record date for interim dividend	16 May 2014[2,3]

Interim dividend payable	2 July 2014[3]

Financial Year end	30 September 2014

Final results and dividend announcement	3 November 2014

Record date for final dividend	14 November 2014[4,5]

Annual General Meeting	12 December 2014[6]

Final dividend payable	19 December 2014[4]

[1]	Record date for 2013 final dividend in New York – 13 November 2013.
[2]	Record date for 2014 interim dividend in New York – 15 May 2014.
[3]	Dates will be confirmed at the time of announcing the 2014 interim results.
[4]	Dates will be confirmed at the time of announcing the 2014 final results.
[5]	Record date for 2014 final dividend in New York – 13 November 2014.
[6]	Details regarding the location of this meeting and the business to be dealt with will be contained in the separate Notice of Meeting sent to shareholders in November 2014.

Westpac Capital Notes (ASX code: WBCPD)

Record date for quarterly distribution	28 February 2014

Payment date for quarterly distribution	11 March 2014*

Record date for quarterly distribution	30 May 2014

Payment date for quarterly distribution	10 June 2014*

Record date for quarterly distribution	29 August 2014

Payment date for quarterly distribution	8 September 2014

Record date for quarterly distribution	28 November 2014

Payment date for quarterly distribution	8 December 2014

Westpac Convertible Preference Shares (ASX Code: WBCPC)

Record date for semi-annual dividend	21 March 2014

Payment date for semi-annual dividend	31 March 2014

Record date for semi-annual dividend	22 September 2014

Payment date for semi-annual dividend	30 September 2014

*   Next business day when a payment date falls on a non-business day.

Westpac Stapled Preferred Securities II (ASX Code: WBCPB)

Record date for quarterly distribution	23 December 2013

Payment date for quarterly distribution	31 December 2013

Record date for quarterly distribution	21 March 2014

Payment date for quarterly distribution	31 March 2014

Record date for quarterly distribution	20 June 2014

Payment date for quarterly distribution	30 June 2014

Record date for quarterly distribution	22 September 2014

Payment date for quarterly distribution	30 September 2014

Westpac Subordinated Notes (ASX code: WBCHA)

Record date for quarterly interest payment	14 February 2014

Payment date for quarterly interest payment	24 February 2014*

Record date for quarterly interest payment	15 May 2014

Payment date for quarterly interest payment	23 May 2014

Record date for quarterly interest payment	15 August 2014

Payment date for quarterly interest payment	25 August 2014*

Record date for quarterly interest payment	14 November 2014

Payment date for quarterly interest payment	24 November 2014*

Westpac Subordinated Notes II (ASX code: WBCHB)

Record date for quarterly interest payment	14 February 2014

Payment date for quarterly interest payment	24 February 2014*

Record date for quarterly interest payment	14 May 2014

Payment date for quarterly interest payment	22 May 2014

Record date for quarterly interest payment	14 August 2014

Payment date for quarterly interest payment	22 August 2014

Record date for quarterly interest payment	14 November 2014

Payment date for quarterly interest payment	24 November 2014*

ANNUAL GENERAL MEETING

The Westpac Annual General Meeting (AGM) will be held in Plenary Hall 2 at the Melbourne Convention Centre, 1 Convention Centre Place, South Wharf, Melbourne, on Friday, 13 December 2013, commencing at 10:00 am.

The AGM will be webcast live on the internet at www.westpac.com.au/investorcentre and an archived version of the webcast will be placed on the website to enable the AGM proceedings to be viewed at a later time.

2013 WESTPAC GROUP ANNUAL REPORT	317

INFORMATION FOR SHAREHOLDERS

USEFUL INFORMATION

Key sources of information for shareholders

We report our full year performance to shareholders, in late October or early November, in two forms: an Annual Review and Sustainability Report, and an Annual Report. We also report half-yearly to shareholders via a newsletter, in conjunction with the dividend payments in July and December.

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

Investors can short cut to the Investor Centre at www.westpac.com.au/investorcentre. The Centre includes the current Westpac share price and charting, and links to the latest ASX announcements and Westpac’s share Registrars’ websites.

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

Share registrars

For information about your shareholding or to notify a change of address etc., you should contact the appropriate share Registrar. Please note that, in Australia, broker sponsored holders are required to contact their broker to amend their address.

Australia – Ordinary shares on the main register

Link Market Services Limited
Level 12, 680 George Street
Sydney NSW 2000
Postal address: Locked Bag A6015,
Sydney South NSW 1235
Website: www.linkmarketservices.com.au

Shareholder enquiries:
Telephone: 1800 804 255 (toll free within Australia)
International: +61 1800 804 255
Facsimile: +61 2 9287 0303
Email: westpac@linkmarketservices.com.au

New Zealand – Ordinary shares on the New Zealand branch register

Link Market Services Limited
Level 16, Brookfields House
19 Victoria Street West
Auckland 1142, New Zealand
Postal address: P.O. Box 91976, Auckland 1030,
New Zealand
Website: www.linkmarketservices.co.nz

Shareholder enquiries:
Telephone: 0800 002 727 (toll free within New Zealand)
International: +64 9 375 5998
Facsimile: +64 9 375 5990
Email: lmsenquiries@linkmarketservices.com

Depositary in USA for American Depositary Shares (ADS) 1

Listed on New York Stock Exchange
(code WBK - CUSIP 961214301)
The Bank of New York Mellon
PO Box 358516
Pittsburgh, PA 15252-8516, USA

ADS holder enquiries:
Telephone: 1-888-BNY-ADRS (1-888-269-2377)
(toll free number for domestic callers)
International: +1 201 680 6825
Email: shrrelations@bnymellon.com
Website: www.bnymellon.com/shareowner

1      Each ADS represents one fully paid ordinary share.

318	2013 WESTPAC GROUP ANNUAL REPORT

GLOSSARY OF ABBREVIATIONS AND DEFINED TERMS

AASB	Australian Accounting Standards Board

ABN	Australian Business Number

ABS	Asset-backed securities

ACCC	Australian Competition and Consumer Commission

ACN	Australian Company Number

ADI	Authorised Deposit-taking Institution

ADRs	American Depositary Receipts

ADS	American Depositary Shares

AFS	Australian Financial Services

AGAAP	Australian Generally Accepted Accounting Principles

AGM	Annual General Meeting

A-IFRS	Australian Accounting Standards

AIRB	Advanced Internal Ratings Based

ALCO	Westpac Group Asset & Liability Committee

ALM	Asset and Liability Management

AMA	Advanced Measurement Approach

ANZSIC	Australian and New Zealand Standard Industrial Classification

APRA	Australian Prudential Regulation Authority

APS	Australian Prudential Standard

ASIC	Australian Securities and Investments Commission

ASX	Australian Securities Exchange

ASXCGC	ASX Limited’s Corporate Governance Council

ATMs	Automatic teller machines

ATO	Australian Taxation Office

AUSTRAC	Australian Transaction Reports and Analysis Centre

AUD	Australian dollar

BAC	Board Audit Committee

BCBS	Basel Committee on Banking Supervision

BankSA	Bank of South Australia

BRMC	Board Risk Management Committee

BTFG	BT Financial Group Australia

BTIM	BT Investment Management Limited

CAD	Canadian dollar

CAPs	Collectively assessed provisions

Capital Trust III	Westpac Capital Trust III

Capital Trust IV	Westpac Capital Trust IV

Cash EPS	Cash Earnings per share

Cash EPS CAGR	Compound Annual Growth in Cash EPS

CCCFA	Credit Contracts and Consumer Finance Act 2003

CCE	Commodity, Carbon and Energy trading

CDO	Collateralised debt obligations

CDS	Credit default swap

CEO	Chief Executive Officer

CEOPP	Chief Executive Officer Performance Plan

CEO RSP	Chief Executive Officer Restricted Share Plan

CFO	Chief Financial Officer

CFTC	Commodity Futures Trading Commission

CGU	Cash-Generating Unit

CHF	Swiss franc

CLF	Committed Liquidity Facility

CLO	Collateralised loan obligations

Corporations Act	Australian Corporations Act 2001

COSO	Committee of Sponsoring Organizations of the Treadway Commission

CPM	Credit Portfolio Management

CREDCO	Westpac Group Credit Risk Committee

CRG	Customer Risk Grade

CRO	Chief Risk Officer

CVA	Credit valuation adjustment

DFAT	Department of Foreign Affairs and Trade

Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act

DRP	Dividend Reinvestment Plan

D-SIBS	Domestic Systemically Important Banks

DVA	Debit valuation adjustment

EAD	Exposure at Default

EEO Act	Energy Efficiency Opportunities Act 2006 (Cth)

EFTPOS	Electronic Funds Transfer Point Of Sale

EMIR	European Market Infrastructure Regulations

EPS	Earnings per share

ESC	Energy Saving Certificate

ESG	Environmental, social and governance

ESP	Employee Share Plan

ESS	Energy Savings Scheme

EUR	European Union euro

FATCA	Foreign Account Tax Compliance Act

FFIs	Foreign Financial Institutions

FMCA	Financial Markets Conduct Act

FMTR	Financial Markets and Treasury Risk

FOFA	Future of Financial Advice

FSB	Financial Stability Board

FTE	Full time equivalent employees

FUA	Funds under administration

FUM	Funds under management

Funding Trust III	Tavarua Funding Trust III

Funding Trust IV	Tavarua Funding Trust IV

FX	Foreign Exchange

GBP	British pound

GHG	Greenhouse gas

G-SIBS	Global Systemically Important Banks

Hastings	Hastings Funds Management Limited

HKD	Hong Kong dollar

IAPs	Individually Assessed Provisions

IASB	International Accounting Standards Board

IBA	US International Banking Act of 1978

ICAA	Institute of Chartered Accountants in Australia

ICAAP	Internal Capital Adequacy Assessment Process

IFRS	International Financial Reporting Standards

IGA	Intergovernmental Agreement

IRS	Internal Revenue Service

IOSCO	International Organization of Securities Commission

IRRBB	Interest Rate Risk in the Banking Book

IRS	Internal Revenue Service

ISDA	International Swaps and Derivatives Association

JPY	Japanese Yen

2013 WESTPAC GROUP ANNUAL REPORT	319

JOHCM	J O Hambro Capital Management

KMP	Key management personnel

LCR	Liquidity Coverage Ratio

LGD	Loss given default

LIASB	Life Insurance Actuarial Standard Board

LIBOR	London InterBank Offer Rate

LTI	Long-term incentive

LTIFR	Lost time injury frequency rate

LVR	Loan to value ratio

MARCO	Westpac Group Market Risk Committee

MiFID II	Markets in Financial Instruments Directive

Moody’s	Moody’s Investors Service

NaR	Net interest income-at-risk

NCOS	National Carbon Offset Standard

NII	Net interest income

NOK	Norwegian krone

NPS	Net Promoter Score

NSFR	Net Stable Funding Ratio

NYSE	New York Stock Exchange

NZ	New Zealand

NZD	New Zealand dollar

NZSX	New Zealand Stock Exchange

NZX	New Zealand Exchange

OBR	Open Bank Resolution

OCC	Office of the Comptroller of the Currency

OFAC	Office of Foreign Assets Control

OPCO	Westpac Group Operational Risk and Compliance Committee

OTC	Over the counter

PD	Probability of Default

PFIC	Passive foreign investment company

PNG	Papua New Guinea

PwC	PricewaterhouseCoopers

RAMS	RAMS Home Loans

RBA	Reserve Bank of Australia

RBNZ	Reserve Bank of New Zealand

RECs	Renewable Energy Certificates

RMBS	Residential Mortgage Backed Securities

ROC	Westpac Group Remuneration Oversight Committee

RSP	Restricted Share Plan

S&P	Standard & Poor’s

SEC	US Securities and Exchange Commission

SGD	Singapore dollar

SIFIs	Systemically Important Financial Institutions

SIPs	Strategic Investment Priorities, an investment portfolio of 15 major strategic programs aimed at delivering business and technology capabilities across the Group to improve the customer experience

SME	Small to medium enterprises

SMSF	Self Managed Super Fund

SOSPS	Senior Officers’ Share Purchase Scheme

SOX	Sarbanes Oxley Act of 2002

SPS	Stapled Preferred Securities

SPVs	Special purpose vehicles

SRAs	Settlement Residue Auctions

SSCM	Sustainable Supply Chain Management

St.George	St.George Bank Limited and its subsidiaries, unless context clearly means just St.George Bank Limited

STI	Short-term incentive

The Group	Westpac Banking Corporation Group

TOFA	Taxation of financial arrangements rules contained in the Tax Laws Amendment (Taxation of Financial Arrangements) Act 2009

2003 TPS	Trust Preferred Securities 2003

2004 TPS	Trust Preferred Securities 2004

2006 TPS	Trust Preferred Securities 2006

TSR	Total Shareholder Return

UKSS	UK Staff Superannuation Scheme

UNSC	United Nations Security Council

US	United States

USD	American dollar

US Federal Reserve	US Federal Reserve System

VaR	Value at Risk

WBC	Westpac Banking Corporation

Westpac CN	Westpac Capital Notes

Westpac CPS	Westpac Convertible Preference Shares

WGP	Westpac Group Plan

Westpac RBB	Westpac Retail & Business Banking

Westpac SN II	Westpac Subordinated Notes II

WH&S	Workplace Health and Safety

WIB	Westpac Institutional Bank

WNZL	Westpac New Zealand Limited

WNZS	Westpac New Zealand Superannuation Scheme

WPP	Westpac Performance Plan

WRP	Westpac Reward Plan

WSNZL	Westpac Securities NZ Limited

WNZSHL	Westpac NZ Securitisation Holdings Limited

ZAR	South African rand

320	2013 WESTPAC GROUP ANNUAL REPORT

Item 19. Exhibits Index

1.	Constitution (as amended) incorporated by reference to our Form 6-K filed on 14 December 2012.

4(c).1

Access and Indemnity Deed between Westpac Banking Corporation and Elizabeth Bryan dated 30 November 2006, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2007.

4(c).2	Form of Access and Indemnity Deed between Westpac Banking Corporation and Director, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2008.

4(c).3	Indemnity Deed Poll dated 10 September 2009, of Westpac Banking Corporation, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2009.

7.	Computation of ratios of earnings to fixed charges.

8.	List of controlled entities – refer note 38 to the financial statements in this Annual Report.

11.	Code of accounting practice and financial reporting, incorporated by reference to our Annual Report on Form 20-F for the year ended 30 September 2012.

12.	Certifications pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.

13.	Certifications pursuant to 18 U.S.C. Section 1350.

15.	Auditor consent dated 4 November 2013.

Copies of any instrument relating to the long-term debt of Westpac Banking Corporation that is not being attached as an exhibit to this Annual Report on Form 20-F and which does not exceed 10% of the total consolidated assets of Westpac Banking Corporation will be furnished to the SEC upon request.